Form 20-F
period 2002-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2003-06-02
CIK 1170858

As filed with the Securities and Exchange Commission on June 2, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 001-31317

Companhia de Saneamento Básico

do Estado de São Paulo—SABESP

(Exact name of Registrant as specified in its charter)

Basic Sanitation Company

of the State of São Paulo—SABESP

(Translation of the Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Rua Costa Carvalho, 300

05429-900 São Paulo, SP, Brazil

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value American Depositary Shares, evidenced by American Depositary Receipts, each representing 250 Common Shares	New York Stock Exchange* New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

28,479,577,827 Common Shares, without par value, as of December 31, 2002

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes    ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☒  Item 18

i

PRESENTATION OF FINANCIAL INFORMATION

In this annual report, references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars” or “US$” are to United States dollars. Solely for the convenience of the reader, we have translated some of the real amounts contained in this annual report into U.S. dollars at a rate equal (unless otherwise indicated) to R$3.5333 to US$1.00, the commercial selling rate at December 31, 2002 as reported by the Central Bank of Brazil, or the Central Bank. As a result of the recent fluctuations in the real/U.S. dollar exchange rate, the commercial selling rate may not be indicative of current or future exchange rates. Therefore, you should not read these translations as representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates allocable to the Brazilian currency since January 1, 1998.

Our audited financial statements at December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 are included in this annual report. These financial statements have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil.

Our audited financial statements are presented in reais and are prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on the Brazilian corporation law (Law No. 6,404/76, as amended), the rules and regulations issued by the Comissão de Valores Mobiliários, or the Brazilian securities commission, and the accounting standards issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil, or IBRACON).

Like other Brazilian companies, we have the option of presenting our primary financial statements on the basis of accounting principles established under Brazilian GAAP with a reconciliation to generally accepted accounting principles in the United States of America, or U.S. GAAP. Unless otherwise indicated, our financial statements and all financial data included in this annual report have been prepared in accordance with Brazilian GAAP.

Brazilian GAAP differs in significant respects from U.S. GAAP. Note 22 to our audited financial statements provides a description of the differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation from Brazilian GAAP to U.S. GAAP, for periods presented therein, of our net income (loss) and shareholders’ equity. As required by U.S. GAAP, the reconciliation from the financial statements prepared in accordance with Brazilian GAAP includes an adjustment to reverse the effects of past revaluations of property, plant and equipment and, separately, to recognize the effects of using an independent general price inflation index rather than official government indices which were largely based on consumer price compilations.

We do not have any subsidiaries.

Some figures in this annual report may not total due to rounding adjustments.

FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT

This annual report includes forward-looking statements, principally in Items 3 through 5. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	the interests of our controlling shareholder, the State of São Paulo;

•	amounts owed to us by our controlling shareholder;

•	existing and future governmental regulation, including taxes on, and charges to, us;

•	our lack of a contractual concessions for the City of São Paulo and other municipalities;

•	municipalities’ ability to terminate our existing concessions;

•	our ability to collect amounts owed to us by municipalities;

•	limitations on our ability to increase tariffs;

•	our capital expenditure program and other liquidity and capital resources requirements;

•	our level of indebtedness and limitations on our ability to incur additional indebtedness;

•	water and/or electrical energy crises;

•	our costs relating to compliance with environmental laws and potential penalties for failure to comply with such laws;

•	our ability to obtain additional concessions and to renew current concessions;

•	general economic, political and other conditions in Brazil;

•	inflation and devaluation;

•	our management’s expectations and estimates concerning our future financial performance;

•	the size and growth of our customer base; and

•	other risk factors as set forth under “Item 3. Key Information—Risk Factors” section.

The words “believes,” “may,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table presents our selected financial information at and for each of the periods indicated. The selected financial information at December 31, 2001 and 2002 and for the three years in the period ended December 31, 2002 are derived from our financial statements audited by PricewaterhouseCoopers Auditores Independentes included in this annual report.

Our financial statements have been prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. You should read the selected financial information in conjunction with our audited financial statements and notes thereto included elsewhere in this annual report, as well as “Presentation of Financial Information” and Item 5. Solely for the convenience of the reader, real amounts as at and for the year ended December 31, 2002 have been translated into U.S. dollars at the commercial selling rate at December 31, 2002 of R$3.5333 to US$1.00.

	As at and for the year ended December 31,
	1998		1999		2000		2001		2002		2002
	(in millions, except per share and per ADS data)
Brazilian GAAP

Statement of Operations Data:
Net operating revenue	R$	3,101.1	R$	3,235.7	R$	3,355.8	R$	3,434.8	R$	3,767.1	US$	1,066.2
Cost of services rendered		(1,421.4)		(1,364.2)		(1,474.1)		(1,590.4)		(1,815.0)		(513.7)
Gross profit		1,679.8		1,871.5		1,881.7		1,844.3		1,952.2		552.5
Selling expenses		(247.7)		(278.7)		(332.7)		(332.6)		(385.1)		(109.0)
General and administrative expenses		(194.5)		(153.8)		(137.3)		(203.1)		(226.0)		(64.0)
Financial expenses, net		(681.3)		(1,529.9)		(737.7)		(1,105.2)		(2,276.3)		(644.2)
Operating profit (loss)		556.2		(90.9)		673.9		203.4		(935.3)		(264.7)
Non-operating income (expenses), net		5.3		(124.5)		(82.3)		(76.9)		(3.4)		(1.0)
Income (loss) before taxes on income		561.6		(215.4)		591.6		126.5		(938.7)		(265.7)
Income tax and social contribution		(19.4)		(20.2)		(70.2)		89.7		323.3		91.5
Extraordinary item, net of income tax and social contribution(1)		—		—		—		—		(35.1)		(9.9)
Net income (loss)		542.1		(235.6)		521.4		216.2		(650.5)		(184.1)
Net income (loss) per 1,000 common shares		19.46		(8.28)		18.31		7.59		(22.84)		(6.46)
Net income (loss) per ADS		4.87		(2.07)		4.58		1.90		(5.71)		(1.62)
Dividends and interest attributed to shareholders’ equity per 1,000 common shares		18.47		—		18.97		17.20		3.80		1.07
Number of common shares outstanding at year end (in thousands of shares)		27,857,340		28,437,155		28,479,578		28,479,578		28,479,578		28,479,578

Balance Sheet Data:
Customer accounts receivable, net	R$	877.8	R$	1,078.2	R$	996.4	R$	811.7	R$	911.2	US$	257.9
Reimbursement due from State Government for pensions paid		182.6		184.2		253.5		19.7		117.0		33.1
Long-term receivables from State Government agreements		—		—		—		649.1		607.4		171.9
Property, plant and equipment		13,203.4		13,298.3		13,346.4		13,510.0		13,608.4		3,851.5
Total assets		14,609.8		15,116.9		15,192.1		15,917.9		16,331.9		4,622.3
Total short-term loans and financings		862.9		841.6		381.7		549.3		1,332.5		377.1
Total long-term loans and financings		4,055.3		5,023.6		5,616.1		5,920.6		6,592.7		1,865.9
Total liabilities		6,185.3		6,845.3		6,923.7		7,921.2		9,085.5		2,571.4
Shareholders’ equity		8,424.5		8,271.5		8,268.5		7,996.7		7,246.5		2,050.9

Other Financial Information:
Cash provided by operating activities	R$	1,701.9	R$	1,874.2	R$	1,744.1	R$	1,700.6	R$	1,764.9	US$	499.5
Cash used in investing activities		(1,175.6)		(801.8)		(598.4)		(709.5)		(597.2)		(169.0)
Cash used in financing activities		(629.0)		(943.4)		(1,098.3)		(763.6)		(1,165.7)		(329.9)
EBITDA(2)		1,637.7		1,873.1		1,868.6		1,785.9		1,825.0		516.5
Capital expenditures(3)		1,122.7		790.7		596.3		694.6		586.0		165.9
Depreciation and amortization		400.2		434.1		457.0		477.3		519.1		146.9

	As at and for the year ended December 31,
	1998		1999		2000		2001		2002		2002
	(in millions, except per share and per ADS data)
U.S. GAAP

Statement of Operations Data:
Net operating revenue	R$	3,101.1	R$	3,235.7	R$	3,355.8	R$	3,434.8	R$	3,767.1	US$	1,066.2
Gross profit		1,445.6		1,691.3		1,668.6		1,613.8		1,820.1		515.1
Selling expenses		(265.0)		(295.9)		(349.6)		(349.9)		(393.6)		(111.4)
General and administrative expenses		(247.6)		(198.5)		(184.1)		(214.8)		(328.8)		(93.1)
Operating profit(4)		935.4		963.2		983.0		951.1		1,086.5		307.5
Financial expenses, net		(681.3)		(1,563.2)		(740.6)		(1,107.1)		(2,284.5)		(646.6)
Net income (loss)		301.4		(449.3)		284.4		16.7		(847.6)		(239.9)
Net income (loss) per 1,000 common shares-basic and diluted		10.82		(15.95)		10.00		0.59		(29.76)		(8.42)
Net income (loss) per ADS-basic and diluted		2.71		(3.99)		2.50		0.15		(7.44)		(2.11)
Weighted average number of common shares outstanding (in thousands of shares)		27,856,654		28,159,721		28,448,607		28,479,578		28,479,578		28,479,578

Balance Sheet Data:
Property, plant and equipment	R$	15,707.4	R$	15,643.0	R$	15,583.8	R$	15,656.0	R$	15,666.0	US$	4,433.8
Total assets		17,422.6		17,493.2		17,381.0		17,581.8		17,740.2		5,020.9
Total short-term debt (including short-portion of long-term debt)		862.9		816.5		381.7		549.3		1,753.6		496.3
Total long-term debt		4,055.3		5,023.6		5,612.2		5,873.2		6,124.0		1,733.2
Total liabilities		9,513.9		9,883.2		10,046.5		10,688.5		11,794.3		3,338.0
Shareholders’ equity		7,908.8		7,610.0		7,334.4		6,893.3		5,945.8		1,682.8

	At December 31,
	2000	2001	2002
Operating Data (at period end):
Number of water connections (in thousands)	5,535	5,717	5,898
Number of sewage connections (in thousands)	3,976	4,128	4,304
Volume of water billed during period (in millions of cubic meters)	1,731	1,698	1,770
Water loss percentage (average)(5)	31.4%	32.6%	31.7%
Number of employees	18,048	18,159	18,505

(1)	The extraordinary item charged to income in the year ended December 31, 2002 relates to the first-year amortization (over a five-year period) of the actuarial liability recorded at December 31, 2001 upon first time recognition of the defined benefits pension plan. The presentation of the charge as an extraordinary item is consistent with the instructions of the Brazilian securities commission. For purposes of U.S. GAAP, the pension expense has been treated as a payroll expense from the first year presented.
(2)	EBITDA means net income (loss) before financial expenses, net, income tax and social contribution (a federal tax on income), depreciation and amortization and non-operating income (expenses), net. EBITDA is not a Brazilian GAAP measurement, does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flows as a source of liquidity. Our definition of EBITDA may not be comparable with EBITDA as defined by other companies. Although EBITDA, as defined above, does not provide a Brazilian GAAP measure of operating cash flows, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business. EBITDA is calculated as follows:

	For the year ended December 31,
	1998		1999		2000		2001		2002		2002
	(in millions)
Brazilian GAAP

Net income (loss)	R$	542.1	R$	(235.6)	R$	521.4	R$	216.2	R$	(650.5)	US$	(184.1)
Add:
Financial expenses, net		681.3		1,529.9		737.7		1,105.2		2,276.3		644.2
Income tax and social contribution		19.4		20.2		70.2		(89.7)		(323.3)		(91.5)
Depreciation and amortization		400.2		434.1		457.0		477.3		519.1		146.9
Non-operating income (expenses), net		(5.3)		124.5		82.3		76.9		3.4		1.0

EBITDA	R$	1,637.7	R$	1,873.1	R$	1,868.6	R$	1,785.9	R$	1,825.0	US$	516.5

(3)	Based upon the audited statements of cash flows for the years ended December 31, 2002, 2001 and 2000 included in note 23 to our audited financial statements and the audited statements of cash flows for the years ended December 31, 1998 and 1999 which are not included in this annual report.
(4)	Under U.S. GAAP, operating profit is determined before financial expenses, net.

(5)	Includes both physical and non-physical loss. Water loss percentage represents the quotient of (a) the difference between (i) the total amount of water produced by Sabesp less (ii) the total amount of water invoiced by Sabesp to customers divided by (b) the total amount of water produced by Sabesp. We exclude from our calculation of water losses the following:

•	water discharged for periodic maintenance of water mains and water storage tanks;

•	water supplied for municipal uses such as firefighting;

•	water we consume in our facilities; and

•	estimated water losses associated with water we supply to favelas (shantytowns).

Exchange Rates

There are two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

On January 25, 1999, the Brazilian government announced the unification of the operational limits applicable to both markets. However, each market continues to have a specific regulation. Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of common shares or the payment of dividends or interest with respect to common shares. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be strongly influenced by intervention from the Central Bank.

From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar. In January 1999, the Central Bank abolished the band system and allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the interbank market, and has fluctuated considerably. Since December 31, 1998 and through May 28, 2003, the real has depreciated by approximately 59.9% against the U.S. dollar and at May 28, 2003 the commercial selling rate for U.S. dollars was R$3.0140 per US$1.00. The Central Bank has only intervened occasionally to control unstable movements in the foreign exchange rate. At the present time, we cannot predict whether the Central Bank will continue to let the real float freely or if the real will remain at its present level. The real may devalue substantially in the near future.

The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the years presented.

	Low	High	Average	Period-end
	(Reais per US$1.00)
Year ended December 31,
1998	1.1165	1.2087	1.1644	1.2087
1999	1.2078	2.1647	1.8514	1.7890
2000	1.7234	1.9847	1.8348	1.9554
2001	1.9353	2.8007	2.3519	2.3204
2002	2.2709	3.9552	2.9983	3.5333
2003 (through May 28)	2.8653	3.6623	3.2692	3.0140

Month ended
November 30, 2002	3.5035	3.6797		3.6365
December 31, 2002	3.4278	3.7980		3.5333
January 31, 2003	3.2758	3.6623		3.5258
February 28, 2003	3.4930	3.6580		3.5632
March 31, 2003	3.3531	3.5637		3.3531
April 30, 2003	2.8898	3.3359		2.8898

Source: Central Bank

Risk Factors

Risks Relating to our Control by the State of São Paulo

We are controlled by the State of São Paulo, whose interests may be contrary to the interests of other holders of our common shares and holders of our ADSs.

The State of São Paulo, through its ownership of our common shares, has the ability to control the election of a majority of the members of our Conselho de Administração (Board of Directors), the appointment of our senior management and our operations and strategy. The State of São Paulo owned 71.5% of our common shares at April 30, 2003.

The State of São Paulo has from time to time in the past used its controlling interest in our company to direct, and may in the future use that controlling interest to direct, that we engage in certain business activities and make certain expenditures which are designed primarily to promote the political, economic or social goals of the State of São Paulo and not necessarily to enhance our business and results of operations. As a result, actions taken by the State of São Paulo in relation to Sabesp could be contrary to the interests of the other holders of our common shares and holders of ADSs.

Most of our Board of Directors and senior management are political appointees of the Governor of the State of São Paulo, who are subject to periodic change unrelated to our business needs.

Each newly-elected Governor of the State of São Paulo typically makes significant changes in our Board of Directors and senior management and, historically, the Chairman of our Board of Directors has been the Secretary of the Energy, Water Resources and Sanitation Secretariat of the State of São Paulo. During 2002, the current Governor, Mr. Geraldo Alckmin, appointed new senior officials for his administration, including Mr. Mauro Guilherme Jardim Arce as the new Secretary of the Energy, Water Resources and Sanitation Secretariat. Mr. Arce was also elected as Chairman of our Board of Directors. In addition, during the last twelve months our Board of Directors has appointed new executive officers, including our new chief executive officer and our new acting chief financial officer.

A reconstituted Board of Directors and new senior management for our company may pursue a strategy or conduct operations in a manner that diverges significantly from our current strategy and operations. Changes in government or government policy could have a material adverse effect on our business, results of operations, financial condition or prospects.

We have overdue accounts receivable owed by the State of São Paulo and some State entities, as well as a substantial amount of recently negotiated long-term receivables owed by the State, and we cannot assure you as to when or whether the State will pay amounts owing to us.

Historically, the State of São Paulo and some State entities have had substantial overdue accounts payable to Sabesp relating to (1) the provision of water and sewage services and (2) State-mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us.

At December 31, 2002, we had accounts receivable due from the State of São Paulo, including State entities, relating to the provision of water and sewage services totaling approximately R$65.5 million. In addition, at December 31, 2002, we had R$83.2 million in accounts receivable due from the State in respect of State-mandated special retirement and pension payments to some of our former employees of Sabesp. Under a federal law enacted in December 1996, we are not permitted to write-off any amounts owing to Sabesp from the State of São Paulo, our controlling shareholder, or entities controlled by the State. We have not established any provisions for any amounts owed to us by the State.

In September 1997 and December 2001 we entered into agreements with the State under which the State agreed to settle amounts the State owes us in respect of water and sewage services provided to the State and State-controlled entities and for State-mandated special retirement and pension payments which we made to some of our former employees for which the State is required to reimburse us. Under the terms of these agreements, the amounts may be settled through the application of dividends payable by us to the State and by the transfer to us of certain reservoirs which we use but which are owned by the State. However, the agreements do not require the State to apply all dividends payable by us to the State to in respect of these amounts. In addition, the agreements provide for an extended period of time before any transfer of the reservoirs to us is effected. Since the State has entered into these agreements, it has applied some, but not all, of the dividends payable by Sabesp to it.

Under the December 2001 agreement, we converted a substantial amount of overdue accounts receivable due from the State of São Paulo and some State entities to long-term accounts receivable.

We cannot assure you as to when or whether the State will pay overdue amounts owing to us, or as to whether the State will continue to apply dividends payable to the State to settle amounts owing to us by the State and some State-

controlled entities. Furthermore, due to the history of the State not making timely payments to us in respect of services provided by us or timely reimbursing us for the State-mandated special retirement and pension payments we make, we cannot assure you that the amount of accounts receivable owed to us by the State and some State entities will not significantly increase in the future. If the State does not pay the amounts it owes us, our cash flows, results of operations and financial condition will be adversely affected.

A portion of long-term accounts payable by the State to us will be settled by transfer to us of State-owned reservoirs in the Alto Tietê System and we cannot assure you of the value to be given to these reservoirs or the timing of these transfers.

Under the December 2001 agreement referred to above, the State agreed to transfer the reservoirs in the Alto Tietê System to us in exchange for the cancellation of a portion of accounts receivable due from the State and reimbursement due from the State for State-mandated special pension payments we have made. Under this agreement, the value of these reservoirs would be determined by an appraisal process prior to their transfer and amounts owing to us from the State are subject to an audit by a State-appointed auditor.

Under the December 2001 agreement, in July and August 2002, a State-owned construction company, on behalf of the State, and an independent appraisal firm, on behalf of Sabesp, presented their valuation reports relating to the reservoirs. The appraisals contained in these reports were in the amounts of R$335.8 million and R$341.2 million, respectively. Under the December 2001 agreement, the arithmetic average of these appraisals will be deemed to be the fair value of the reservoirs. Since we have made investments in these reservoirs, the arithmetic average of the appraisals submitted to our Board of Directors, R$300.9 million, was net of a percentage corresponding to these investments. Our Board of Directors approved the valuation reports and they will be submitted for approval to an extraordinary general meeting of shareholders, which is expected to be held during 2003. However, we cannot assure you as to when a final determination as to the fair value of these reservoirs will be made, when the transfer of the reservoirs will occur or when cancellation of accounts receivable will take place.

The December 2001 agreement also provided that the legal advisors of the State would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to Sabesp by the State. Sabesp’s management does not expect these analyses to differ significantly from the amounts we have recorded in respect of these amounts. The commencement of payments with respect to pension amounts owed to Sabesp by the State has been postponed until these analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs described above are formalized. Under the December 2001 agreement, the original first payment was to be made in July 2002. We cannot assure you as to when agreement among the parties will be reached or when the State will commence making payments in respect of these pension amounts.

We may be required to acquire reservoirs that we use that are owned by a State-controlled company, and we may be required to pay substantial fees, rent and additional operational and maintenance expenses with respect to our use of such reservoirs.

In connection with the provision of water services, we use the Billings and Guarapiranga reservoirs that are owned by a State-controlled company. The State, through its control of our Board of Directors, could require us to acquire the Billings and Guarapiranga reservoirs. As a result of such acquisition, our cash position and overall financial condition may be adversely affected. In addition, since we are not currently charged for the use of these reservoirs, we are uncertain as to whether in the future we will continue to be able to use the reservoirs without paying a fee, or what the likely fee scale would be if so imposed. We may also be required to pay additional maintenance and operational costs for our use of the Billings and Guarapiranga reservoirs. If we were required to pay substantial fees or additional maintenance or operational costs for these properties, our results of operations could be adversely affected.

Risks Relating to Our Business

Proposed regulation for the water and sewage industry may negatively affect our operations in the São Paulo Metropolitan Region as well as other metropolitan areas that we serve.

The Brazilian Federal Congress has been debating Law Project No. 4,147 of February 21, 2001, which would establish directives for basic sanitation services. This proposed legislation, when and if approved, would establish a new federal regulatory authority for our industry that may, in part, preempt the existing state regulatory authorities under which we operate.

The proposed new legislation and regulatory regime may grant to the new regulatory authorities the power to deny renewals of our concessions after they expire or to cancel existing ones. In addition, the proposed new legislation would modify the way we charge for our water and sewage services businesses as well as our capital expenditure program.

Any of these changes, if they were to occur, could have an adverse effect on our revenues, by causing us to lose concessions we currently hold, or on our operating margins, by limiting our ability to pass our costs on to our customers.

Under the proposed new legislation, the State would continue to be the ultimate concession-granting authority for metropolitan areas. There have been discussions, however, to introduce changes to the proposed legislation by which the State would share the authority with municipalities comprising the metropolitan area. These changes, if adopted, could negatively affect our operations in the São Paulo Metropolitan Region as well as other metropolitan areas which we serve.

As of the date of this annual report, the proposed new legislation has not been voted on by the Brazilian Federal Congress or been sent to the Brazilian Senate for debate. Accordingly, we cannot anticipate when, or if, Law Project No. 4,147 will become legislation.

We may become subject to substantial water- and sewage-related charges imposed by governmental water agencies of the State of São Paulo and of the Federal Government.

Governmental water agencies of the State of São Paulo may be, and the Federal Government is, authorized to collect fees from persons, including Sabesp, that either abstract water from, or dump sewage into, water resources controlled by these agencies. The fees collected by these agencies are to be used to develop new water resources and to maintain existing water resources and may be loaned or provided as grants or subsidies to governmental agencies and corporations, including Sabesp, for use in the development and maintenance of water resources. The State legislature of the State of São Paulo is currently debating new legislation that would establish procedures for the collection of these fees. The Federal Government recently enacted legislation under which we must pay fees to the Federal Government or an agency in respect of the use of water from specified sources. We are uncertain as to the likely fees that may be assessed, or whether we will be able to pass on the cost of any of these fees to our customers.

We do not hold formal concessions for the City of São Paulo and several other municipalities that we serve, and therefore we may not be able to enforce our rights to continue to provide services in these municipalities.

We do not hold formal concessions in the City of São Paulo, which accounts for a substantial majority of our sales and services rendered, or in 42 other municipalities in the State of São Paulo. We believe, however, that we have a vested, or implied, right to provide water and sewage services in these municipalities based upon, among other things, our ownership through our predecessor entities of the water and sewage systems serving the City of São Paulo and these other municipalities and certain rights of succession resulting from the merger of state governmental agencies and the state-controlled companies which formed Sabesp in 1973 that were involved in providing water and sewage services in the City of São Paulo and these other municipalities. Because we do not hold concessions or formal contract rights to provide services in these municipalities, we may not be able to effectively enforce our right to continue to provide services or to be paid for the services we provide. In the future, our rights in respect of the City of São Paulo and these other municipalities could be modified or adversely affected by Brazilian federal, state or local governmental actions or other factors, including the enactment of the law contemplated by Law Project No. 4,147.

From time to time mayors of the City of São Paulo, including the present mayor, have initiated or proposed discussions with the State of São Paulo regarding entering into a formal concession contract with Sabesp to provide water and sewage services in the City of São Paulo. The City of São Paulo legislature is also debating new legislation that would establish procedures for granting and monitoring formal concessions for water and sewage services in the City of São Paulo. We cannot assure you as to whether or when any formal concession would be granted by the City of São Paulo, or the terms of any concession contract.

Municipalities for which we hold concessions may choose not to renew their concessions.

We provide water and sewage services in 323 municipalities pursuant to concessions granted by the municipalities. Substantially all of these concessions have 30-year terms: 273 of these concessions expire between 2004 and 2010; and the rest expire between 2011 and 2030. Each of these concessions is automatically renewable for a period equal to its initial term, unless we or the municipality exercise the right to terminate the concession prior to the six-month period ending on the expiration date of the concession. If a substantial number of these municipalities choose not to renew their concessions, it could adversely affect our revenues and cash flows.

Municipalities may terminate our concessions for any “good public reason” or if we fail to meet our contractual obligations.

Municipalities may terminate our concessions under some circumstances, including if we fail to comply with our obligations under the relevant concession contracts. In addition to contractual termination provisions in concession contracts, municipalities have the inherent power under Brazilian law to terminate concessions prior to their contractual expiration dates for any “good public reason.” The meaning of “good public reason” has not been defined by Brazilian law or conclusively determined by Brazilian courts. In the event of the termination of a concession, we may receive inadequate compensation from the concessionaire municipality. We may also incur material litigation costs related to termination of concessions and compensation.

Diadema and Mauá, two municipalities previously served by Sabesp, terminated our concessions in 1995. Legal proceedings are currently pending with respect to the terms of these terminations. In addition, in 1997, the municipality of Santos enacted a law expropriating the water and sewage systems of Sabesp in Santos. In response, we filed an action seeking an injunction against this expropriation which was denied by the lower court. This decision was later reversed by the Court of Appeals of the State of São Paulo, which issued a preliminary order suspending that law. On August 2, 2002, a decision on this matter was rendered in favor of Sabesp by a lower court, but such decision is still subject to appeal, and we cannot assure you that the ultimate determination will be favorable to us. Despite the pending lawsuit, we continue to provide water and sewage services to Santos.

We cannot assure you that other municipalities will not seek to terminate their concessions. Exercise of concession termination rights by substantial numbers of municipalities could have a material adverse effect on our business and results of operations.

We may experience difficulty in collecting substantial overdue accounts receivable due from municipalities.

At December 31, 2002, we had accounts receivable totaling R$565.0 million from municipalities to which we provide water on a bulk basis. Of this amount, we estimate that approximately R$93.7 million was between 90 and 360 days overdue and R$420.9 million was more than 360 days overdue. The Brazilian courts have required that we continue to provide water on a bulk basis to municipalities, even if they fail to pay our invoices. Although we have entered into negotiations with municipalities to reschedule such accounts receivable and have also filed legal proceedings against municipalities to collect the overdue amounts, some municipalities are currently not paying our invoices in full or on a timely basis. In addition, some governmental entities located in municipalities we serve are also not paying us on a current basis. We cannot assure you as to whether or when these municipalities will resume making current payments or pay overdue amounts owing to us. If these municipalities do not pay amounts they owe us, our cash flows, results of operations and financial condition will be adversely affected.

Our financial performance will be adversely affected if we are unable to increase customer tariffs in line with increases in inflation and operating expenses.

Our results of operations and financial condition are highly dependent upon our ability to set and collect adequate tariffs for our water and sewage services. Although we generally have broad power to establish tariffs, this power is, in practice, subject to political and legal constraints. Since 1995, we generally have been able to raise tariffs yearly in line with increases in inflation or operating expenses and to support our liquidity and capital resource requirements. However, during this period we did not raise our tariffs from mid-1999 until mid-2001, due to a State policy of not increasing tariffs for public services. In 2001, we raised tariffs in line with the consumer price inflation rates in Brazil since mid-1999. In August 2002, we raised tariffs in line with consumer price inflation rates in Brazil since mid-2001. We will continue to rely upon tariff revenues, among other things, to provide funds for our capital expenditure program and to meet our debt service requirements. Any failure to establish or maintain tariffs commensurate with these and our other needs could have an adverse effect on our results of operations and financial condition.

We have substantial liquidity and capital resource requirements, and any failure to obtain new financing may have a material adverse effect on the operation and development of our business.

Our capital expenditure program calls for expenditures of approximately R$3.9 billion in the period from 2003 through 2007, including approximately R$656.0 million in 2003 and R$825.0 million in 2004. We plan to fund these expenditures and our other liquidity and capital resource needs out of funds generated by operations and domestic and foreign currency borrowings on acceptable terms.

We cannot assure you that we will be able to obtain sufficient funds to complete our capital expenditure program or satisfy our other liquidity and capital resources requirements. Failure to obtain the requisite funds could delay or prevent completion of our capital expenditure program and other projects, which may have a material adverse effect on the operation and development of our business.

Brazilian regulations as well as contractual provisions may limit our ability to incur indebtedness in the future.

Brazilian regulations provide that a state-owned company, such as Sabesp, may only use the proceeds of “external credit operations” (i.e., foreign currency borrowings) to refinance outstanding financial obligations. These regulations do not apply to import financing and financing transactions involving multilateral organizations, such as the World Bank and the Inter-American Development Bank. As a result of these regulations, our ability to incur foreign currency-denominated debt is limited.

Under our existing debt instruments, we are subject to covenants limiting our ability to incur additional indebtedness, whether denominated in reais or foreign currency. Under these covenants, we would have been able to borrow up to an additional R$180.7 million at December 31, 2002. If, however, these and other limitations restrict our ability to borrow, we may be unable to satisfy all of our liquidity and capital resources requirements, which could have a material adverse effect on our business.

Droughts may result in major shortages in our water supply, which may have a material adverse effect on our company.

We experience decreases in our water supply from time to time due to droughts. Brazil recently experienced a prolonged and severe drought, which commenced in 1999 and ended in 2001. As a result of this drought, our volume of water billed decreased and our costs increased as a result of additional capital expenditures required to alleviate the effects of this drought on our water production systems. We cannot assure you that any drought will not materially adversely affect our water supply and, accordingly, our business and results of operations.

A Brazilian electrical energy crisis could adversely affect our financial condition and results of operations.

Brazil experienced a severe shortage of capacity to generate and transmit electrical power during 2001, primarily due to the prolonged and severe drought which negatively affected the hydroelectric generation of power as well as to a lack of investment in power generation. In May 2001, the Federal Government announced measures aimed at an average reduction of 20% in electricity consumption in a number of regions of Brazil, including areas in which we operate. However, the operations of companies that render “essential services,” such as companies like Sabesp that render water and sewage services, were not subject to these measures. As a result of higher water levels in reservoirs as well as steps taken by the Brazilian government to increase the amount of available electrical power, the Brazilian government eliminated all electricity consumption restrictions as of March 2002.

Because water production, treatment and distribution and sewage collection, treatment and disposal demand a significant consumption of electric energy, a substantial shortage or lack of electrical energy could result in a temporary interruption of our services. In addition, due to electricity conservation measures, our customers curtailed their use of our water services, resulting in a lower volume of water and sewage billed during the electrical energy crisis.

Potential costs of environmental compliance as well as potential environmental liability may have a material adverse effect on our company.

Our facilities are subject to many Brazilian federal, state and local laws and regulations relating to the protection of human health and the environment. We have made, and will continue to make, substantial expenditures to comply with these provisions. In addition, because environmental laws and their enforcement are becoming more stringent, our capital expenditures and expenses for environmental compliance may increase substantially in the future. The amount of investments that we make in any given year is subject to limitations by the State Government. Expenditures required for compliance with environmental regulation may result in reductions in other strategic investments that we have planned, which could negatively affect our profitability. We could also be exposed to criminal and administrative penalties, in addition to indemnification obligations, for eventual damage for non-compliance with environmental laws and regulations. Any material unforeseen environmental costs and liabilities may have a material adverse effect on our future financial performance.

We may be required to compete through a public bidding process in order to obtain new or renew existing concessions.

Substantially all of our concessions were granted without a public bidding process. Under current Brazilian Federal and State law, however, for any new concession, we may be required to participate in a bidding process. In addition, if a public entity from which we hold a concession granted prior to the enactment of the concession laws determines that in order to comply with such laws it must engage in a public bidding process, we could be required to compete in order to renew our existing concession. While in certain cases we may be able to obtain concessions without participating in a bidding process, we cannot assure you that the Brazilian courts will continue to interpret the concessions laws to permit municipalities to grant concessions without a public bidding process or that we will be able to secure all new water and sewage concessions that we may wish to obtain.

Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on our company.

We are a party to a number of legal proceedings involving significant monetary claims. These legal proceedings include, among others, tax, labor, condemnation and other proceedings. A substantial monetary judgment against us in one or more of these legal proceedings may have a material adverse effect on our business or financial condition.

We are party to various tax proceedings, including, among others, legal actions we initiated to challenge certain federal and municipal tax laws. We have not provisioned any amounts for the actions we have initiated. In addition, on May 28, 1999, we filed a lawsuit challenging a 1998 law which expanded the definition of revenue subject to PASEP taxes and increased the COFINS rate. Pending resolution of this proceeding, we have obtained a preliminary injunction providing protection against fines as we pursue the claim, as we are not paying the tax under the terms set by the 1998 law. As of December 31, 2002, we had provisioned approximately R$170.5 million with respect to this lawsuit.

In addition, the labor proceedings in which we are involved include two lawsuits filed against us by the Sindicato dos Trabalhadores em Água, Esgoto e Meio Ambiente de São Paulo (the São Paulo Water, Sewage and Environment Service Workers Union, or SINTAEMA). In each of these suits, SINTAEMA has alleged that we failed to pay our employees amounts we were required to pay. We are also party to a large number of other lawsuits and administrative proceedings involving SINTAEMA and our present and former employees. At December 31, 2002, we established a provision totaling R$19.1 million with respect to potential damages in lawsuits and administrative proceedings involving present and former employees, including the SINTAEMA lawsuits.

We are also party to a significant number of condemnation proceedings arising from our partial or total expropriation or use of private property for water mains, sewer lines and facilities. At December 31, 2002, we estimated that we will be required to make payments totaling R$56.4 million with respect to all pending condemnation matters, which will be recorded as fixed assets upon payment.

The State Prosecutor’s Office of the State of São Paulo has also initiated a number of legal actions to challenge our handling and treatment of waste in various water basins. In each of these disputes, the State Prosecutor’s Office has sought an injunction requiring us to treat sewage before releasing it into water basins and to abstain from collecting tariffs for sewage collection as long as we fail to treat the sewage collected. If we were required to abstain from collecting tariffs for sewage collection with respect to these water basins, our revenues could be adversely affected. If we were required to treat the sewage as requested by the State Prosecutor’s Office, we would generally need to build new sewage treatment plants or significantly expand capacity at existing sewage treatment plants, which would require significant additional capital expenditures. Any significant unanticipated capital expenditures may have a material adverse effect on our ability to make planned capital expenditures and on our profitability.

Because we are not insured for all business- and environmental-related contingencies, the occurrence of any such contingency may have a material adverse effect on our future financial performance.

We do not have insurance coverage for business interruption risk or for liabilities arising from contamination or other problems involving our water supply to customers. In addition, we do not have insurance coverage for liabilities relating to non-compliance with environmental laws and regulations relating to our sewage services. As a result, any major business interruption or environmental-related liability may have a material adverse effect on our future financial performance.

Risks Relating to Brazil

Brazilian economic, political and other conditions may have a material adverse effect on our company.

The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which often changes monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, the Central Bank’s base interest rates, as well as other measures, such as the freezing of bank accounts, which occurred in 1990.

Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including Sabesp, and on market conditions and prices of Brazilian securities, including our equity and debt securities. Our financial condition and results of operations may be adversely affected by, as well as the Brazilian government’s response to, the following factors:

•	devaluations and other exchange rate movements;

•	inflation;

•	exchange control policies;

•	social instability;

•	price instability;

•	energy shortages;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Brazil’s President, Luiz Inacio Lula da Silva, was elected in October 2002 and took office on January 1, 2003. We cannot predict the effect that the policies of the Lula administration may have on Brazilian economic conditions or on our financial condition or results of operations. The Lula administration has announced that it expects to implement reforms in the Brazilian social security and welfare systems to address underfunding and in Brazil’s tax and bankruptcy laws. To date, no significant legislative or regulatory changes have been made by the Brazilian government. Future developments or non-developments in the Brazilian economy and government policies may adversely affect our financial condition and results of operations, and impact the market price of our debt and equity securities.

A devaluation of the real could adversely affect our ability to service our foreign currency-denominated debt, and could lead to a decline in the market price of our common shares and ADSs.

The Brazilian currency has been devalued frequently during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, multiple exchange rate markets and floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rates between the Brazilian currency and the U.S. dollar and other currencies. For example, in 1999, 2000, 2001 and 2002, the real devalued 32.4%, 8.5%, 15.7% and 34.3% against the U.S. dollar.

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency-denominated obligations could be adversely affected, particularly as our tariff revenues and other sources of income are based solely in reais. In addition, because we have substantial foreign currency-denominated indebtedness, any significant devaluation of the real during a financial period will increase our financial expenses as a result of foreign exchange losses that we must record. We had total foreign currency-denominated indebtedness of R$3,708.0 million at December 31, 2002, and we anticipate that we may incur substantial amounts of foreign currency-denominated indebtedness in the future. For example, our financial expenses and our overall results of operations for 2002 were significantly negatively affected by the 34.3% devaluation of the real in 2002.

A devaluation would reduce the U.S. dollar value of distributions and dividends on our ADSs and could reduce the market price of our common shares and ADSs.

The Brazilian government’s actions to combat inflation and public speculation about possible future action may contribute significantly to economic uncertainty in Brazil and cause the price of our equity and debt securities to fall.

Historically, Brazil experienced high rates of inflation. Inflation itself, as well as the governmental efforts to combat inflation, has had significant negative effects on the Brazilian economy in general. Inflation, action taken to combat inflation and public speculation about possible future action has also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Inflation, as measured by the Índice Geral de Preços de Mercado (the General Price Index-Market, or the IGP-M), was 1.8% in 1998, 20.1% in 1999, 10.0% in 2000, 10.4% in 2001 and 25.3% in 2002. There can be no assurance that levels of inflation in Brazil will not increase in future years and have a material adverse effect on our business, financial condition, results of operations or prospects.

If Brazil experiences significant inflation in the future, our costs and expenses may rise, we may be unable to increase our tariffs to counter the effects of inflation, and our overall financial performance may be adversely affected. In addition, a substantial increase in inflation may weaken investor confidence in Brazil, so that the market price of our equity and debt securities declines.

Brazilian law might permit claims against our shareholders for harm to the environment.

Brazilian Law No. 9,605 of February 12, 1998 provides that the corporate structure of a company may be disregarded if it impedes recovery for undue harm to the environment. We cannot assure you that, in the case of claim for environmental damage under this law, liabilities would be limited to shareholders capable of exercising control over the company at the time of the environmental damage. Accordingly, if we were unable to redress claims against us for environmental damages, which might happen, for example, if we were to become insolvent, our shareholders and the members of our management might become liable for those claims. We are not aware of any successful assertion of claims against any shareholders of any other Brazilian corporation under this law and cannot predict the circumstances in which this might happen.

Risks Relating to our Common Shares and ADSs

Restrictions on the movement of capital out of Brazil may impair the ability of holders to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying our ADSs.

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance.

The Brazilian government imposed remittance restrictions for approximately six months in 1990. Similar restrictions, if imposed, would impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of common shares, as the case may be, from reais into U.S. dollars and the remittance of the U.S. dollars abroad. We cannot assure you that the Brazilian government will not take similar measures in the future. In such a case, the depositary for our ADSs will hold the reais it cannot convert for the account of the ADR holders who have not been paid. The depositary will not invest the reais and it will not be liable for the interest.

If a holder exchanges ADSs for common shares, he or she risks losing the ability to remit foreign currency abroad and Brazilian tax advantages.

The Brazilian custodian for the common shares underlying our ADSs must obtain a certificate of registration from the Central Bank to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to our common shares or upon our disposition of our common shares. If a holder decides to exchange his or her ADSs for the underlying common shares, he or she will be entitled to continue to rely — for five business days from the date of exchange — on the custodian’s certificate of registration. After that period, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless he or she obtains his or her own certificate of registration or register under Resolution No. 2,689, of January 26, 2000, of the National Monetary Council, which entitles registered foreign investors to buy and sell on the Brazilian stock exchanges. If the holder does not obtain a certificate of registration or register under Resolution No. 2,689, he or she will generally be subject to less favorable tax treatment on gains with respect to our common shares.

If a holder attempts to obtain his or her own certificate of registration, he or she may incur expenses or suffer delays in the application process, which could delay his or her ability to receive dividends or distributions relating to our common shares or the return of his or her capital in a timely manner. We cannot assure you that the custodian’s certificate of registration or any foreign capital registration obtained by a holder may not be affected by future legislative changes, or that additional restrictions applicable to the holder, the disposition of the underlying common shares or the repatriation of the proceeds from disposition will not be imposed in the future.

The relative volatility and illiquidity of the Brazilian securities market may substantially limit a holder’s ability to sell the common shares underlying our ADSs at the prices and time he or she desires.

The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and are not as highly regulated or supervised as some of these other markets. The relatively small market capitalization and illiquidity of the Brazilian equity markets may substantially limit a holder’s ability to sell the common shares underlying our ADSs at the price and time he or she desires.

A holder of common shares or ADSs may face difficulties in protecting his or her interests as a shareholder, because we are subject to different corporate rules and regulations as a Brazilian company and holders have fewer and less well-defined shareholders’ rights.

Our corporate affairs are governed by our by-laws and the Brazilian corporation law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or the State of New York, or in other jurisdictions outside Brazil. In addition, the rights of holders of our ADSs or common shares under the Brazilian corporation law to protect their interests relative to actions by our Board of Directors may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-defined and enforced in Brazil than in the United States, putting holders of our common shares and ADSs at a potential disadvantage. Corporate disclosures may be less complete or informative than what may be expected of a U.S. public company.

A holder of common shares or ADSs may face difficulties in protecting his or her interests as a shareholder because we are a Brazilian company.

We are a mixed capital company (sociedade de economia mista) organized under the laws of Brazil, and all of our directors and officers and our controlling shareholder reside in Brazil. All of our fixed assets and those of these other persons are located in Brazil. As a result, it may not be possible for a holder to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain requirements are met, a holder may face difficulties in protecting his or her interests in the case of actions by our directors, officers or our controlling shareholder than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States. In addition, under Brazilian law, none of our assets which are essential to our ability to render public services are subject to seizure or attachment. Furthermore, the execution of a judgment against our controlling shareholder may be delayed as payment of such judgment must be made pursuant to the State’s budget in a subsequent fiscal year. None of the public property of our controlling shareholder is subject to execution or attachment, either prior to or after judgment.

Actual or anticipated sales of a substantial number of our common shares could decrease the market prices of our common shares and ADSs.

Sales of a substantial number of our common shares—or the anticipation of such sales—could decrease the trading price of our common shares and ADSs. As of April 30, 2003, we had 28,479,577,827 common shares outstanding, including 20,376,674,058 shares held by the State of São Paulo. As a consequence of the issuance of common shares or sales by the State of São Paulo or other existing shareholders, the market price of our common shares and, by extension, our ADSs may decrease significantly. As a result, a holder may not be able to sell his or securities at or above the price he or she paid for them.

A holder of ADSs might be unable to exercise preemptive rights with respect to the common shares underlying our ADSs.

A holder may not be able to exercise the preemptive rights relating to the common shares underlying his or her ADSs unless a registration statement under the U.S. Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to our common shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, a holder may receive only the net proceeds from the sale of his or her preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse.

A non-Brazilian holder of our ADSs may find it more difficult than our Brazilian shareholders do to exercise his or her voting rights at our shareholders’ meetings.

Holders may exercise voting rights with respect to the common shares represented by our ADSs only in accordance with the deposit agreement relating to our ADSs. There are no provisions under Brazilian law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying common shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, our common shareholders will receive notice of shareholders’ meetings through publication of a notice in an official government publication in Brazil and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the depositary, which will, in turn, as soon as practicable thereafter mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the common shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of common shares. ADSs for which the depositary fails to receive timely voting instructions will not be voted at any meeting.

Developments in other emerging market countries, including Argentina, may adversely affect the Brazilian economy and, therefore, the market prices of our common shares and ADSs, as well as of our debt securities.

In the past, the Brazilian economy and the securities of Brazilian companies have been, to varying degrees, influenced by economic and market conditions in other emerging market countries, particularly in Latin America, as well as investors’ responses to those conditions. In particular, the ongoing financial crisis in Argentina may affect the economy in Brazil, as both a neighboring country and a significant trading partner.

In addition, although economic conditions are different in each country, investors’ reactions to adverse developments in one country may affect the market price of securities of issuers in other countries, including Brazil. For example, the 1997 Asian economic crisis and the 1998 Russian debt moratorium and devaluation of the Russian currency triggered market volatility in Latin America and securities markets in other emerging market countries. Accordingly, adverse developments in Argentina or in other emerging market countries could lead to a reduction in the demand for, and market prices of, our common shares and ADSs, as well as our debt securities.

ITEM 4. INFORMATION ON THE COMPANY

General

Companhia de Saneamento Básico do Estado de São Paulo–SABESP is a sociedade de economia mista, a mixed capital company with limited liability of unlimited duration, duly organized and operating under the Brazilian corporation law. Our principal executive offices are located at Rua Costa Carvalho, 300, 05429-900 São Paulo, SP, Brazil. Our telephone number is (55-11) 3388-8000. Our agent for services of process in the United States is CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011. As set forth in Article 2 of our by-laws, our corporate purpose is to plan, execute, and operate basic sanitation services throughout the territory of the State of São Paulo, including the capture, collection, processing and distribution of water, as well as the collection, removal, processing and final disposal of sewage and sludge.

We believe we are one of the largest water and sewage companies in the Americas based upon net revenues in 2002. We operate public water and sewage systems in the State of São Paulo in which the City of São Paulo, Brazil’s largest city, is located. According to the Brazilian Institute of Geography and Statistics, or IBGE, the State of São Paulo is Brazil’s most populous and economically productive state. We had net operating revenue of R$3,767.1 million (US$1,066.2 million) and net loss of R$650.5 million (US$184.1 million) in 2002. We had total assets of R$16,331.9 million (US$4,622.3 million) and shareholders’ equity of R$7,246.5 million (US$2,050.9 million) at December 31, 2002.

We provide water and sewage services to a broad range of residential, commercial, industrial and governmental customers in the City of São Paulo and in 365 of the 645 other municipalities in the State of São Paulo. We also supply water on a bulk basis to municipalities in the São Paulo Metropolitan Region in which we do not operate water systems. We divide our service territories into three regions: the São Paulo Metropolitan Region, the Interior Region, and the Coastal Region. The São Paulo Metropolitan Region, the Interior Region and the Coastal Region accounted for 76%, 16% and 8% of our sales and services rendered in 2002.

At December 31, 2002, we distributed water to approximately 21.2 million persons, which we believe includes approximately 60% of the urban population of the State of São Paulo, through approximately 54.3 thousand kilometers of water pipes and mains to more than 5.9 million water connections. We provided sewage services to approximately 16.8 million persons, or 79% of our water customers, through approximately 34.4 thousand kilometers of sewer lines to approximately 4.3 million sewage connections. In addition, we sell water in bulk to seven other municipalities having an estimated population of approximately 3.8 million.

The State of São Paulo, our controlling shareholder, is required by State law to own at least two-thirds of our common (voting) shares. At April 30, 2003, approximately 71.5% of our outstanding common shares was owned by the State of São Paulo. As a state-controlled company, we are an integral part of the governmental structure of the State of São Paulo. Our strategy and major policy decisions are formulated in conjunction with the Energy, Water Resources and Sanitation Secretariat of the State of São Paulo as part of the overall strategic planning for the State of São Paulo. The members of the Board of Directors and the Executive Committee of Sabesp are nominated by the Conselho de Defesa de Capitais do Estado de São Paulo—CODEC (State Council for Protection of Capital of the State of São Paulo), a State agency presided over by the Secretary of the State Treasury and reporting directly to the Governor.

In addition, our capital expenditure budget is subject to approval by the State Legislature and is approved in conjunction with the budget of the Energy, Water Resources and Sanitation Secretariat and of the State of São Paulo as a whole. However, the Governor of the State of São Paulo has the power to modify our capital expenditure budget after it has been approved. Our financial statements and accounting records are subject to review by the Tribunal de Contas (State Accounts Tribunal), as are all accounts of the State of São Paulo.

State of São Paulo

The State of São Paulo is one of 26 states that, together with the Federal District of Brasilia, constitute the Federative Republic of Brazil. The State is located in the southeastern region of the country, which is, according to IBGE, the most developed and economically active region of Brazil, which includes the states of Minas Gerais, Espírito Santo and Rio de Janeiro. The State lies between the states of Rio de Janeiro and Minas Gerais to the north, the state of Paraná to the south, Mato Grosso do Sul to the west and the Atlantic Ocean to the east.

The State of São Paulo occupies 3% of Brazil’s land mass and encompasses an area totaling approximately 96,000 square miles. According to IBGE, the State is the most populous state in Brazil, with an estimated population at December 31, 2002 of 38.4 million.

At December 31, 2002, the City of São Paulo, the State’s capital, had an estimated population of 10.6 million, with 18.3 million inhabitants in the greater metropolitan region of São Paulo. The São Paulo Metropolitan Region encompasses 39 cities, the second largest metropolitan area in the Americas and among the four largest metropolitan areas in the world, according to the United Nations’ World Urbanization Prospects, 1999 Revision. The São Paulo Metropolitan Region accounted for approximately 48% of the population of the State.

According to IBGE, in 2000, the most recent year for which this data is available, the GDP of the State of São Paulo was approximately R$370 billion, representing approximately 33.6% of Brazil’s total GDP, making it the largest economy of any state in Brazil, based on GDP. The State is the leading Brazilian state in terms of manufacturing and industrial activity, according to IBGE, with a strong position in car manufacturing, pharmaceuticals, computer production, steel making and plastics, among others, as well as the leading position in the banking and financial services industries. The State is the most important exporting state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade.

History

Until the end of the 19th Century, water and sewage services in the State of São Paulo were generally provided by private companies. In 1877, the Province of São Paulo granted a concession for the provision of water and sewage services to Companhia Cantareira de Água e Esgotos. In 1893, the Government of the Province of São Paulo assumed responsibility for the provision of water and sewage services from Companhia Cantareira de Água e Esgotos and formed the Repartição de Água e Esgotos (Office of Water and Sewers), a governmental agency. Since that time, water and sewage services in the São Paulo Metropolitan Region have been administered by the government of the State of São Paulo. Historically, water and sewage services in substantially all other municipalities of the State of São Paulo were administered by the municipalities directly either by municipal water and sewage departments or through autarquias of the municipal government. Autarquias are relatively autonomous public bodies with separate legal standing, assets and revenues, created by law to undertake administration of public services, which are considered to be better managed by a decentralized administrative and financial structure.

In 1954, in response to dramatic population growth in the São Paulo Metropolitan Region, the government of the State of São Paulo created the Departamento de Águas e Esgotos (Department of Water and Sewers), as an autarquia of the State Government. The Department of Water and Sewers provided water and sewage services to various municipalities in the São Paulo Metropolitan Region.

A major restructuring of the entities providing water and sewage services in the State of São Paulo occurred in 1968 with the creation of the Companhia Metropolitana de Água de São Paulo, or COMASP, whose purpose was to provide potable water in bulk for public consumption in the municipalities making up the São Paulo Metropolitan Region. All assets relating to the production of potable water for the São Paulo Metropolitan Region previously owned by the Department of Water and Sewers were transferred to COMASP. In 1970, the Superintendencia de Água e Esgoto da Capital, or SAEC, was created by the government of the State of São Paulo to distribute water and collect sewage in the City of São Paulo. All assets previously owned by the Department of Water and Sewers in connection with such activities were transferred to SAEC. Also in 1970, the State Government created the Companhia Metropolitana de Saneamento de São Paulo, or SANESP, to provide sewage treatment services for the São Paulo Metropolitan Region. All assets previously owned by the Department of Water and Sewers in connection with such activities were transferred to SANESP. The Department of Water and Sewers was subsequently eliminated.

On June 29, 1973, COMASP, SAEC and SANESP merged to form Sabesp with the purpose of implementing the directives of the Brazilian government set forth in the Plano Nacional de Saneamento (National Water Supply and Sanitation Plan). The National Water Supply and Sanitation Plan was a program sponsored by the Brazilian government, which financed capital investments in, and assisted in the development of, state-controlled water and sewage companies. Since the formation of Sabesp, other state governmental and state-controlled companies involved in water supply and sewage collection and treatment in the State of São Paulo have been merged into Sabesp.

Recovery Program

We experienced significant operational and financial problems beginning in the mid-1980’s, which culminated in 1994. These problems were due, in part, to adverse economic conditions in Brazil prior to implementation of the Real Plan in mid-1994 but also to our position as a state-controlled enterprise whose financial performance was only a secondary consideration of the State of São Paulo. The tariff structure then in place did not generate sufficient revenues to enable Sabesp to provide adequate service to existing or new customers or to satisfy its liquidity and capital requirements, but instead was reflective of political considerations which viewed water and sewage services as a public entitlement.

As a result of our operational and financial problems, we experienced difficulties in providing basic water and sewage services to our then existing customer base and in maintaining our water and sewage systems. We had a net loss of R$223.1 million for the year ended December 31, 1994 and had some difficulty meeting all of our debt and other obligations. We also had significant and increasing levels of unpaid accounts receivable from our customers, including the State of São Paulo and municipal governments. In terms of operations, we were unable to meet the demand for water from our customers and in late 1994 approximately six million persons in the municipalities that we served were subject to water rationing on a regular basis. Because we did not have the resources to make necessary capital expenditures to maintain our water and sewage systems, we experienced frequent breakdowns in our water distribution and sewage collection networks. The weakened condition of our system exacerbated water shortages and threatened, in some cases, water supplies. The general deterioration in service led, in turn, to negative relationships with the municipalities served by Sabesp and a poor overall public image for Sabesp.

During 1995, we, in conjunction with the administration of the State of São Paulo, initiated a “recovery” program designed to restore our business operations and financial condition, including the Organizational Restructuring, the implementation of the initial stages of our strategy and the development of a new “for-profit” orientation. Under the Organizational Restructuring, we reordered our organizational structure into eight divisions and sixteen business units in an effort to be more responsive to the requirements of the customers and municipalities served.

Our capital expenditure program since 1994 has been designed to improve and expand our water and sewage systems and to increase and protect our water sources. The work completed to date has helped to limit rationing and to permit Sabesp to install additional water and sewage connections to respond to growing demand for services, particularly in the City of São Paulo. We believe that the above-mentioned actions and the continuing implementation of our overall strategy have, to date, permitted a recovery in terms of our business operations and financial performance and should provide the basis for our long-term operational and financial development, although there can be no assurance in this regard.

Strategy

Our primary mission is to improve the quality of life of the population of the State of São Paulo and, in particular, to meet the growing demand for water and sewage services in an environmentally responsible manner. We are seeking to improve our operations so that we may fulfill our primary mission and at the same time strengthen our financial condition.

Our overall strategy is based upon three guiding principles:

•	Marketing Strategy: to improve and expand water and sewage service for our customers and to obtain water and sewage concessions in additional municipalities in the State of São Paulo;

•	Economic/Financial Strategy: to enhance our financial condition and for-profit orientation by, among other things, reducing water loss and operating costs, increasing productivity and diversifying sources of financing; and

•	Political/Institutional Strategy: to develop closer relationships with municipal governments by means of decentralized business units and increased participation of municipal mayors in decisions affecting their municipalities.

These three principles of the overall strategy are reflected in the following seven elements:

•	Continue to Improve and Expand Water and Sewage Services—Our goal is to improve and expand our water services in order to attend to the demand for these services in the areas we serve and to improve and expand our sewage collection and treatment services. Our capital expenditure program, which will require total expenditures by Sabesp of approximately R$3.9 billion in the period from 2003 through 2007, is designed to achieve this goal.

•	Reduce Water Losses—As one of our central goals, we seek to reduce both physical water losses (due primarily to leakage from our water system) and non-physical water losses (due to meter errors that prevent proper accounting of water use, improper classification of customers, fraud and illegal connections). We are continuing our efforts to reduce physical water losses through, among other things, replacement and repair of water mains and pipes and installation of probing and other equipment. We are continuing our program of strategically installing valves throughout our water system which regulate water pressure at a variable rate corresponding to consumption in the relevant sector. We are also striving to reduce physical water losses by continuing to shorten the average time to detect and repair leaks in our systems.

We are reducing non-physical water losses through the upgrading and replacing of inaccurate water meters and the increased outsourcing to third party contractors of meter reading activities. In particular, we are replacing the water meters for our industrial and commercial customers as well as increasing the rate at which we read the meters for these customers to minimize losses.

•	Continue to Reduce Operating Costs and Increase Productivity—We are continuing efforts to lower operating costs and increase productivity. In order to achieve this, we plan to reduce our total salary and payroll expenses by decreasing the number of our employees, outsourcing more of our activities and automating some of our operations. We have in the past and expect in the future to reduce our headcount through voluntary resignation and early retirement programs. We are also beginning to outsource meter reading and maintenance services in the Interior and Coastal Regions as we have successfully done in the São Paulo Metropolitan Region. Finally, in an effort to further increase productivity, improve safety and reduce our head count, we are continuing our efforts to automate our operations, especially in the Interior Region, where introduction of new technology will lead to greater operating efficiencies.

•	Obtain Additional Municipal Water and Sewage Concessions—We regularly explore the possibility of obtaining water and sewage concessions in municipalities in the State of São Paulo in which we currently have no operations or to which we currently supply water solely on a bulk basis. We evaluate possible expansion opportunities in terms of proximity to our existing service areas and projected positive contributions to our financial performance. Since January 1, 1997, we have obtained 31 additional concessions to provide water and sewage services in municipalities in the State of São Paulo, including the municipality of Osasco, which was one of our bulk sales customers.

•	Improve Collection of Overdue Accounts Receivable—We are continuing efforts to improve our collection of overdue accounts receivable from municipalities to which we provide water on a bulk basis, the State of São Paulo and some governmental entities. Some of the municipalities to which we provide water on a bulk basis do not pay for our services in full or on a timely basis. We are actively pursuing these municipalities for these amounts overdue and exploring opportunities to take over the concessions of these municipalities.

•	Diversify Sources of Financing—Our goal is to continue to identify and secure diverse sources of financing, both public and private, with an emphasis on borrowing in local currency to reduce our exposure to foreign currency risk. Currently, we are negotiating with the Japan Bank for International Cooperation, the Brazilian National Social and Economic Development Bank (BNDES) and Caixa Economica Federal (a bank owned by the Brazilian government) regarding loans to finance our capital expenditure program. We are also exploring and pursuing various structured finance alternatives.

•	Develop Closer Relationships with Municipal Governments and Customers—We are seeking to develop closer relationships with the municipal governments and customers that we serve. We meet regularly with the mayors of municipalities and organize regional management commissions comprised of mayoral representatives and our officers to discuss water and sewage service, capital expenditure, tariff and other issues. We are also working to improve customer relations by shortening response times for customer installations as well as through a focused public relations program to enhance our image.

We believe that our overall strategy will enable us to meet the demand for high quality water and sewage services in the State of São Paulo and, at the same time, to bolster our results of operations and financial condition.

Corporate Organization

At the end of 2002, we reorganized our company and we now have six divisions, each of which is supervised by one of our executive officers:

•	President’s Office – is responsible for coordinating our divisions in accordance with the policies and directives established by our Board of Directors and Executive Committee and is directly responsible for monitoring and communication activities.

•	Corporate Management Division – is responsible for strategic planning and corporate management, human resources, quality control programs, legal affairs, strategic supplies, contracts, marketing, data processing and information technology.

•	Economic and Finance Division – is responsible for financial and accounting matters, financial and economic planning, asset management and investor relations. This division also monitors and acts as controller for our other divisions.

•	Production and Technology Division – was formed by merging our former Metropolitan Production and Technical and Environmental Divisions, and is responsible for the production of water and treatment of sewage for the São Paulo Metropolitan Region. This division is also responsible for supplying water on a bulk basis to seven municipalities in the São Paulo Metropolitan Region. Among the responsibilities of this new division are planning and monitoring the design of our larger investment projects, analyzing the environmental impact of our operations and expansion projects, and ensuring that our activities comply with applicable environmental laws and regulations. This division also has a technological development and research unit.

•	Metropolitan Distribution Division – is responsible for distribution of water and collection of sewage for the São Paulo Metropolitan Region.

•	Regional Systems Division – was formed by merging our former Interior and Coastal Divisions, and is responsible for production of water and the operation and maintenance of water and sewage systems in municipalities in the Interior and Coastal Regions. This new division is made up of nine business units, each of which corresponds to a particular water basin.

Each business unit providing water and sewage services to customers participates in a regional assembly consisting of the mayors of the municipalities covered by such unit and our officers. In addition, for each unit, a regional management commission comprised of five to eight mayors and five to eight of our officers has been established to facilitate discussions and decision-making over such issues as the unit’s budget, capital expenditure program, tariffs, and water and sewage services generally.

As a result of the establishment of the regional management commissions, we believe that we have improved our relationships with the municipalities and with our customers generally and that we have been able to balance better the service requirements of our customers with our own operational and financial objectives. The increased interaction between Sabesp and the municipalities has been responsible for renewed indications of interest in our water and sewage services on the part of those municipalities not currently being served by Sabesp.

Concessions

Under the Brazilian Constitution, the authority to develop public water and sewage systems is shared by the states and municipalities, with the municipalities having primary responsibility for providing water and sewage services to their residents. The State Constitution provides that the State of São Paulo shall assure conditions for the correct operation, necessary expansion and efficient administration of water and sewage services in the State of São Paulo by a company under its control. Under applicable law, we are responsible for planning basic water and sewage services and operating the related systems in the State of São Paulo, while respecting the autonomy of its municipalities. The municipalities are empowered to, and commonly do, grant long-term concessions to water and sewage companies to provide such services.

We do not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for a substantial majority of our sales and services rendered, or in 42 other municipalities in the State of São Paulo. None of these other municipalities has a significant population, other than Santos, which has a population exceeding 400,000. We believe that we have a vested right to provide water and sewage services based upon, among other things, our ownership of the water and sewage systems serving the City of São Paulo and these other municipalities and certain succession rights resulting from the merger which formed Sabesp.

We also provide water and sewage services in 323 additional municipalities in the State of São Paulo pursuant to concessions granted by the municipalities. Substantially all of these concessions have 30-year terms, 273 of which expire between 2004 and 2010 and the rest of which expire between 2011 and 2030. Each of these concessions is automatically renewable for a period equal to its initial term, unless the municipality or we exercise the right to terminate the concession prior to the six-month period ending on the expiration date of the concession.

The concessions are based on a standard form of contract between Sabesp and the relevant municipality. Each contract must receive the prior approval of the legislative council of the relevant municipality. The principal terms of the concession contracts are as follows:

•	We assume all responsibility for providing water and sewage services in the municipality;

•	We may determine and collect the tariffs for our services without prior authorization of the municipality;

•	The assets comprising the existing municipal water and sewage systems are transferred from the municipality to Sabesp. Until 1998, we acquired municipal concessions and the existing water and sewage assets in exchange for our common shares issued at book value. Since 1998, we have acquired concessions and water and sewage assets by paying to the municipality an amount equal to the present value of 30 years of estimated cash-flows, assuming at least a 12% discount factor to Sabesp, from the concession being acquired. Payment is made with a mix of cash and common shares issued at market value;

•	We are exempt from municipal taxes and no royalty is payable to the municipality in respect of the concession;

•	We are granted rights of way on municipal property for the installation of water pipes and mains and sewage lines; and

•	At termination of the concession, or upon cancellation for any reason, we are required to return to the municipality the assets comprising the municipality’s water and sewage system. Under concession contracts executed prior to 1998 we were reimbursed for these assets through payment of either:

•	the book value of the assets; or

•	the market value of the assets as determined by a third party appraiser in accordance with the terms of the specific contract.

Concession contracts we have entered into since 1998 provide that after a period of 30 years from the commencement of the concession, the total value of the concession and assets will be amortized to zero on our books and we receive no payment for the assets. If the concession is terminated prior to the end of the 30-year period, we are paid an amount equal to the present value of the cash-flow from the concession over the years remaining in the concession, using the same assumptions as were used to determine the value of the concession at its inception (adjusted for inflation).

Municipalities have the inherent power under Brazilian law to terminate concessions prior to their contractual expiration dates for reasons of public interest. Diadema and Mauá, two municipalities previously served by Sabesp, terminated their concessions to Sabesp in February 1995 and December 1995, respectively. Diadema terminated its concession to Sabesp after asserting that we did not provide adequate water and sewage services, while Mauá did so with the consent of Sabesp. We have commenced legal action to collect payments due from Diadema which is currently pending. We entered into a settlement agreement with Mauá at the time the concession was terminated in which Mauá agreed to make the payments owed to Sabesp in connection with the return of water and sewage systems. However, to date Mauá has not yet made any payments to Sabesp under the settlement agreement. We commenced legal action in December 1996 against Mauá which is also currently pending.

Diadema and Mauá are currently operating their own water and sewage systems, and we are supplying them with water on a bulk basis. At December 31, 2002, both Diadema and Mauá were in arrears with respect to amounts owed to Sabesp for water sold on a bulk basis prior to 1997, as well as for a portion of water sold since 1997.

In addition, in 1997, the municipality of Santos enacted a law expropriating the water and sewage systems of Sabesp in Santos. In response, Sabesp filed an action seeking an injunction against this expropriation which was denied by the lower court. This decision was later reversed by the Court of Appeals of the State of São Paulo, which issued a preliminary order suspending that law. On August 2, 2002, a decision on this matter was rendered in favor of Sabesp by a lower Court, but such decision is still subject to appeal and we can give no assurance that the ultimate determination will be favorable to us. Despite the pending lawsuit, we continue to provide water and sewage services to Santos.

We currently do not anticipate that other municipalities will seek to terminate concessions due to, among other factors, our development of closer relationships with municipal governments, recent improvements in the water and sewage services we provide and the obligation of the municipality to repay Sabesp for the return of the concession as described above. We cannot be certain, however, that other municipalities will not seek to terminate their concessions in the future.

Water Operations

The supply of water by Sabesp to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to customers’ premises. In 2002, we produced approximately 2,778.3 million cubic meters of water.

The following table sets forth the amount of water produced and invoiced by Sabesp for the periods presented.

	Year ended December 31,
	2000	2001	2002
	(in millions of cubic meters)
Produced
São Paulo Metropolitan Region	1,967.7	1,989.4	2,046.1
Interior Region	450.0	447.2	467.3
Coastal Region	261.6	259.4	264.9

Total	2,679.3	2,696.0	2,778.3

Invoiced
São Paulo Metropolitan Region(1)	1,251.2	1,225.8	1,275.9
Interior Region	314.9	309.8	326.4
Coastal Region	165.1	163.0	167.9

Total	1,731.2	1,698.6	1,770.2

(1)	Includes water invoiced to bulk sales customers of 317.7 in 2000, 322.4 in 2001 and 339.6 in 2002, each in millions of cubic meters.

The difference between the amount of water produced and the amount of water invoiced generally represents both physical and non-physical water loss. In addition, we do not invoice:

•	water discharged for periodic maintenance of water mains and water storage tanks;

•	water supplied for municipal uses such as firefighting;

•	water initially invoiced and subsequently credited back to customers in connection with adjustments to such customers’ accounts;

•	water consumed in our own facilities; and

•	estimated water losses associated with water we supply to favelas (shantytowns).

The São Paulo Metropolitan Region experiences its highest levels of demand during the summer months when water use increases. Water use generally decreases significantly during the winter months. The summer months, when demand is highest, coincide with the rainy season, while the winter, when demand for water is lowest, corresponds to the dry season in the São Paulo Metropolitan Region. The Interior Region experiences seasonality in demand similar to the São Paulo Metropolitan Region. Demand in the Coastal Region is chiefly a function of tourism, with the greatest demand occurring during the Brazilian summer holiday months.

The following table provides information on our revenues by geographic region:

	Year ended December 31,
	2000		2001		2002
	(in millions)
São Paulo Metropolitan Region	R$	2,633.9	R$	2,682.0	R$	3,003.9
Interior Region		542.8		565.7		634.5
Coastal Region		281.3		295.8		324.0

Total sales	R$	3,458.0	R$	3,543.5	R$	3,962.4

Water Resources

We can abstract water only to the extent permitted by the Departamento de Águas e Energia Elétrica do Estado de São Paulo (Department of Water and Energy of the State of São Paulo). We currently abstract substantially all of our water supply from rivers and reservoirs, with a small portion being abstracted from groundwater. Our reservoirs are filled by impounding water from rivers and streams, by diverting flow from nearby rivers or by a combination of these sources.

In order to supply the São Paulo Metropolitan Region with water, we operate 19 reservoirs located in eight water production systems. The average total production capacity in such region is 63.1 cubic meters per second and should increase to 65.9 cubic meters per second in 2005 with the completion of planned improvements to the water system. The total production capacity currently reaches 67.7 cubic meters per second during peak demand periods. We estimate that demand for water currently averages 63.6 cubic meters per second and will reach an average up to 65.7 cubic meters per second by 2005. The main water production systems for the São Paulo Metropolitan Region are Cantareira and Guarapiranga, which collectively supply approximately 71% of the water produced by Sabesp for the São Paulo Metropolitan Region.

The following table sets forth the water production systems from which we produce water for the São Paulo Metropolitan Region:

System	Production(1)
(in cubic meters per second)
Cantareira	31.8
Guarapiranga	13.1
Alto Tietê	8.8
Rio Claro	3.4
Rio Grande (Billings Reservoir)	4.4
Alto Cotia	1.1
Baixo Cotia	0.9
Ribeirao da Estiva	0.1

Total production	63.6

(1)	Average of the twelve months ended December 31, 2002.

We own all of the reservoirs in our production systems other than the Guarapiranga and Billings Reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by other companies controlled by the State of São Paulo. We currently do not pay any fees with respect to the use of these reservoirs. In December 2001, we entered into an agreement with the State whereby the State, among other things, agreed to transfer the remaining reservoirs in the Alto Tietê System to us. We cannot assure you as to when this transfer of reservoirs will take place. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Because of limited rainfall during 2000 and 2001, the São Paulo Metropolitan Region faced its worst drought in 65 years. From mid-June to mid-September in 2000, we rationed water in the south of the São Paulo Metropolitan Region, affecting approximately 3.5 million people, or 20% of the total population of this region. Under this rationing, water was made available to our customers for only two out of every three days. During this period of rationing, we also reduced our total water production by 8%.

From April 2001 through January 2002, we rationed water in the west of the São Paulo Metropolitan Region, affecting approximately 300,000 people, or less than 2% of the São Paulo Metropolitan Region. Under this rationing, water was made available to these 300,000 customers for only 40 out of every 72 hours. See “Item 3. Key Information—Risk Factors—Risks Related to Sabesp—Droughts may result in major shortages in our water supply, which may have a material adverse effect on our company.”

In the largest municipalities of the Interior Region, the principal source of water for Sabesp consists of surface water from nearby rivers. In the smaller municipalities of the Interior Region, we draw water primarily from wells. The Coastal Region is provided water principally by surface water from rivers and streams.

Statewide, we estimate that we are able to supply nearly all of the demand for water in the areas where we operate. In 2001 and 2002, we were able to meet the demand for water in the São Paulo Metropolitan Region, primarily as a result of our water conservation program, reductions in water loss, the installation of 595,000 new water connections from 2000 through 2002 as well as the introduction of the new tariff structure which helped reduce average consumption and demand.

Water in the São Paulo Metropolitan Region is distributed through the Metropolitan Aqueduct System. The Metropolitan Aqueduct System is a network of aqueducts that covers most of the São Paulo Metropolitan Region, which allows for diversion of water from or to a particular region as demand varies, as required to properly supply a particular area of the network.

We are implementing as part of our capital expenditure program the Metropolitan Water Program, which involves substantial investments in reservoirs, water treatment facilities, water mains and the distribution network in the São Paulo Metropolitan Region to increase water production and to improve capacity of the Metropolitan Aqueduct System. The Metropolitan Water Program consists of a series of projects which will require approximately R$600 million in investments from 2003 through 2007 in the São Paulo Metropolitan Region.

Water Treatment

We treat all water at our water treatment facilities prior to placing it into our water distribution network. We operate over 190 treatment facilities, of which the eight largest, located in the São Paulo Metropolitan Region, typically account for approximately 70% of all water supplied by Sabesp. The type of treatment used depends on the nature of the source and quality of the untreated water. Water abstracted from rivers requires extensive treatment, while water drawn from groundwater sources requires less treatment.

We use conventional treatment processes in our water treatment facilities. For surface water, the treatment process involves several phases, including filtration and disinfection. Groundwater typically is of higher purity and usually requires only disinfection by chlorine treatment. All water treated by Sabesp also receives fluoridation treatment.

Water Distribution

Water is distributed by Sabesp through networks of water pipes and mains, ranging in size from 2.5 meters to 100 millimeters in diameter. As of December 31, 2002, our water network contained approximately 54,310 kilometers of water pipes and mains and 5.9 million water connections.

Approximately 95% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride (PVC). Distribution pipes at customers’ residences typically are made from high density polyethylene tubing. Our water mains are mostly made of steel, cast iron and concrete.

We distribute treated water through networks of mains and service pipes that deliver water through pressurized systems. Storage tanks and pumping stations regulate the volume of water flowing through the networks to maintain adequate pressure and continuous water supply.

We have a program to install valves to regulate water pressure throughout the water mains to correspond to downstream consumption needs during each day. These valves are programmed to respond automatically to variations in demand. During peak usage, the flow of water in the pipes is at its highest point; however, when demand decreases, pressure builds up in the water mains and the resulting stress on the network can cause significant water loss through cracks and an increase in ruptures of the pipes. The intelligent valves are equipped with probes programmed to feed data to the valve to reduce or increase pressure to the water mains as water usage fluctuates. Through December 31, 2002, we had installed 584 valves at strategic points in the network, and we plan to install an additional 100 valves in 2003.

As of December 31, 2002, our water distribution pipes and mains included approximately:

•	25,739 kilometers in the São Paulo Metropolitan Region;

•	21,368 kilometers in the Interior Region; and

•	7,203 kilometers in the Coastal Region.

We have 288 storage tanks in the São Paulo Metropolitan Region with a total capacity of 1.8 million cubic meters, 1,443 storage tanks in the Interior Region and 178 storage tanks in the Coastal Region. We have 192 treated water pumping stations in the São Paulo Metropolitan Region, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

Water derived from our water sources is relatively non-corrosive to pipe materials. As a result, structural weakness and leakage arising from internal pipe corrosion have not been problems for Sabesp. Operational experience suggests that the decrease in flow capacity as a result of reduced water pressure due to pipe encrustation in the older cast iron pipes has been a problem for Sabesp in the São Paulo Metropolitan Region. In addition, fractures in the pipes making up the distribution network caused by heavy vehicular traffic loads in the streets of the São Paulo Metropolitan Region have been a further problem for Sabesp. Operational experience also suggests that there is a relatively low incidence of external corrosion of pipe materials in the Coastal Region as a whole. External factors contribute to brittle fractures which are triggered by heavy vehicular traffic loads. These fractures occur most frequently in smaller pipes and house connections.

We consider the condition of the water pipes and mains in the São Paulo Metropolitan Region generally to be adequate. Due to age, external factors such as traffic and higher population and commercial and industrial development, the condition of the water pipes and mains in the São Paulo Metropolitan Region is somewhat more susceptible to degradation than those in the Interior Region and the Coastal Region. To counteract the effects of deterioration, we maintain a continuing program for maintenance of water pipes and mains intended to deal with anticipated fractures and clogs due to brittleness and encrustation, and maintain water quality.

Water mains that require maintenance are cleaned and relined. We are typically notified of water main fractures or breaks by the general population through a toll-free number maintained by Sabesp.

We expect that new customers will be responsible for covering part of the costs of connecting to our water distribution network. Our water connection policy is to pay for the cost of installation of up to 15 meters of pipe from our distribution network to the point of connection, with the remainder paid by the customer. Thereafter, the customer must cover the costs of connecting to the network from the customer’s residence, including costs of purchasing and installing the water meter and related labor costs. Industrial customers are responsible for the entire cost of connection.

Our Water Loss Reduction Program initiated in 1995 has two main objectives:

•	first, a reduction in the level of physical losses, which result primarily from leakage; and

•	second, the reduction of non-physical losses, which result primarily from the inaccuracy of our water meters installed at our customers’ premises and at our water treatment facilities, as well as from clandestine and illegal use by customers.

We are taking measures to decrease physical losses by reducing response time to broken pipes and mains to less than 24 hours and by better monitoring of non-visible water main fractures. We currently repair approximately 4,000 broken pipes and mains per month. Among other measures we have adopted to reduce physical water losses are:

•	the introduction of technically advanced valves which provide for an automatic reduction of water pressure;

•	the reconfiguration of integrated water distribution to permit the distribution of water at lower pressure; and

•	routine operational leak detection surveys in high water pressure areas,

in each case helping to reduce overall water losses.

Non-physical losses are being reduced by:

•	monitoring and better accounting for water connections, especially for large volume customers, regular checking on customers which are accounted for by Sabesp as inactive and monitoring those non-residential customers that are accounted for as residential and therefore are billed at a lower rate;

•	measures to fight fraud and the use of new, more sophisticated water meters that are more accurate and less prone to tampering;

•	installation of water meters where none are present; and

•	preventive maintenance of existing and newly installed water meters.

Water Quality

We believe that we supply high quality treated water that is consistent with standards set in the United States and Europe. Under a current Health Ministry regulation in effect in Brazil, we have significant statutory obligations regarding the quality of treated water. These laws set certain standards that govern water quality.

Some of our water sources in the southern area of the São Paulo Metropolitan Region contain low quality water due to the effects of pollution and algae growth. Currently, we successfully treat this water to make it potable; however, during dry periods of the year, this water retains an unpleasant taste and odor in spite of the treatment. If restrictions on the use of water are imposed in the future and if advanced treatment standards are not implemented, water originating from this area may decrease in quality and our customers may use only limited amounts of, or refuse to pay for, this lower quality water.

We have 15 laboratories that monitor water quality and purity as required by standards set by Sabesp and as required by law, which employ approximately 200 technicians, biologists, engineers and chemists. Our laboratories perform an average of 130,000 analyses per month. Our central laboratory located in the City of São Paulo is responsible for organic compound analysis by chromatographic and spectrometric methods, as well as heavy metals analysis by atomic absorption technique. Five of our laboratories have obtained ISO 9002 certification and two have obtained ISO-17025 certification.

In addition, we have implemented the “Real Time Water Quality Monitoring System for the São Paulo Metropolitan Region.” Under this system, the water of some reservoirs located in the São Paulo Metropolitan Region is tested by 17 probes equipped with six sensors each attached to buoys which are set at different depths. This equipment permits Sabesp to make up to 26,000 analyses per probe per month. At the end of 2002, we temporarily stopped performing these analyses when the contract relating to them expired. We are currently conducting a public bid to engage a company to continue performing these analyses and we expect that these analyses will resume in July 2003.

Guarapiranga Reservoir

The Guarapiranga Reservoir, located in the São Paulo Metropolitan Region, is the second largest reservoir from which we produce water, supplying approximately 20% of the Region’s water requirements. Guarapiranga is a lake that has been polluted by, among other things, untreated sewage from squatters living adjacent to the reservoir in violation of laws intended to protect the watershed. As a tropical lake with high summer temperatures, Guarapiranga is a natural environment for algae growth. The problem is exacerbated by the discharge of raw sewage into the reservoir on which the algae feed.

From time to time, we face significant problems with algae growth, as it causes water to have unpleasant taste and odor characteristics. In order to minimize this problem, we have implemented additional treatment processes such as the adsorption by powdered activated carbon and oxidation by potassium permanganate. We believe that all the chemicals used are safe for human consumption, but the algae problem creates significant additional costs because of the higher volumes of chemicals used to treat the raw water.

We believe that there are no material instances where our standards are not being met. However, we cannot be certain that future breaches of these standards will not occur.

Fluoridation

As required by Brazilian law, we have adopted a water fluoridation program which is designed to assist in the prevention of tooth decay among the population. Fluoridation primarily consists of adding fluorosilicic acid to water at 0.7 parts per million. We add fluoride to the water at our treatment facilities prior to its distribution into the water supply network.

Sewage Operations

We are responsible for the collection of sewage through our sewage systems and for its subsequent disposal with or without prior treatment. At December 31, 2002, we collected 80%, 87% and 49% of all the sewage produced in the municipalities in which we operate in the São Paulo Metropolitan Region, the Interior Region and the Coastal Region, respectively, accounting for 77% of all the sewage produced in the municipalities in which we operate in the State of São Paulo.

Sewage System

The primary function of our sewage system is to collect, convey and treat sewage. As of December 31, 2002, we were responsible for the operation and maintenance of approximately 34,365 kilometers of sewer lines, of which approximately 17,503 kilometers are located in the São Paulo Metropolitan Region, 14,924 kilometers are located in the Interior Region and 1,858 kilometers are located in the Coastal Region.

Our sewage system is comprised of a number of systems built at different times and constructed primarily from clay pipes and, more recently, PVC tubing. Sewer lines larger than 0.5 meters in diameter are primarily made of concrete. Our sewer system is generally designed to operate by gravitational flow, although pumping stations are required in certain parts of the system to ensure the continuous flow of sewage. Where pumping stations are required, we use sewer lines made of cast iron.

Industrial sewage can vary in nature and concentration of contaminants. The standards for disposal of industrial effluents are set by Article 19A of State Decree No. 8,468 of September 8, 1976, as modified by State Decree 15,425 of July 23, 1980, and broadly correspond to the standards for such disposal set by the U.S. Environmental Protection Agency. The basic premise of these standards is that industrial effluents interfere with the natural biological process occurring at sewage treatment facilities and, therefore, such effluents must be treated so that the final effluent meets the parameters set forth in State Decree No. 8,468. This decree requires industries that produce industrial sewage to pre-treat such sewage so that levels of certain parameters, such as pH, temperature, sediments, grease, oil and metals are reduced to environmentally sound levels prior to release into our sewer lines. To ensure compliance with Article 19A, we periodically analyze sewage produced by each industrial customer to check whether the customer has complied with the requirements of the decree.

We consider the condition of the sewer lines in the São Paulo Metropolitan Region generally to be adequate. Due to greater volume of sewage collected and to higher population and commercial and industrial development, the condition of the sewer lines in the São Paulo Metropolitan Region is somewhat worse than that of the Interior Region and the Coastal Region. To counteract the effects of deterioration, we maintain a continuing program for the maintenance of sewage lines intended to deal with anticipated fractures arising from obstructions caused by system overloads.

In the Interior Region and the Coastal Region, the structural condition of our sewer lines is considered generally to be good. Unlike the São Paulo Metropolitan Region, the Interior Region does not generally suffer obstructions caused by sewage system overload. The Coastal Region experiences obstructions in its sewer lines primarily due to infiltration of sand, especially during the rainy season in the summer months. In addition, the number of sewage connections in the

Coastal Region is significantly lower than in the other regions serviced by Sabesp, with only 49% of all residences in the Coastal Region currently connected to our sewage network.

New sewage connections are made on substantially the same basis as connections of water lines. We assume the cost of installation for the first fifteen meters of sewer lines from the sewage network to residential and commercial customer’s sewage connection. Industrial customers are responsible for the entire cost of extension and connection to the sewage network.

Sewage Treatment and Disposal

For 2002 approximately 62%, 52% and 98% of the sewage collected by Sabesp in the São Paulo Metropolitan Region, the Interior Region and the Coastal Region, or 63% of the sewage collected by Sabesp in the State of São Paulo, was treated at our treatment facilities and discharged to inland waters and the Atlantic Ocean. Our sewage treatment facilities have a finite capacity. Flows in excess of such capacity are discharged directly, untreated, to inland waters and the Atlantic Ocean. We operate 417 sewage treatment facilities and eight ocean outfalls.

The purpose of sewage treatment is to reduce the polluting impact of the incoming sewage in order to comply with State Decree No. 8,468, which stipulates maximum concentrations of certain substances prior to discharge into the environment. Although the flow and composition of sewage arriving at sewage treatment facilities varies, on average more than 98% of its content is water. Our sewage treatment relies essentially on physical separation processes and on natural biological processes to break down organic matter and reduce the amount of harmful organisms and chemicals.

The primary treatment process is the principal separation process for suspended solid material present in untreated sewage. The sewage is passed into sedimentation tanks. Solid matter settles to the bottom of the tanks, is removed as sludge and is then passed to the sludge treatment process. The sewage remaining after this sedimentation process is either given activated sludge treatment or may be discharged to receiving waters.

The activated sludge treatment process, the principal method for secondary treatment of sewage used by Sabesp, relies on natural bacterial action to break down the organic matter in sewage and, where required, to remove ammonia. In the activated sludge treatment process, the sewage from primary treatment is passed into aeration tanks which are continuously replenished with recirculated activated sludge. The mixture in the tanks is agitated and aerated enabling the micro-organisms in the activated sludge to digest organic material contained in the incoming sewage. The effluent and activated sludge mixture produced by this process flows over to the final sedimentation stage.

We operate 35 activated sludge treatment facilities, each of which also contains a primary treatment facility. The five largest activated sludge treatment facilities located in the São Paulo Metropolitan Region have treatment capacity of approximately 18 cubic meters of sewage per second.

Sewage treatment in the Interior Region consists largely of aeration ponds where the organic matter is aerobically digested and the treated sewage is discharged to receiving waters. There are also 14 secondary treatment facilities in the Interior Region which have treatment capacity of approximately four cubic meters of sewage per second.

A majority of sewage collected in the Coastal Region receives secondary treatment and disinfection and then is discharged into rivers and into the Atlantic Ocean. We have 57 sewage treatment facilities in the Coastal Region.

Our main sewer lines are currently not sufficiently extensive to transport all sewage collected by Sabesp to our treatment facilities. As a result, a portion of the sewage collected by Sabesp is released untreated into receiving waters, resulting in high levels of pollution in such bodies of water. Our capital expenditure plan includes projects to increase the amount of sewage that we treat.

In 2003, we expect to enter into a number of agreements with the Agência Nacional de Águas—ANA (National Water Agency) providing for investments by Sabesp in sewage treatment and disposal facilities in connection with the PRODES—Programa Nacional de Despoluição de Bacias Hidrográficas (National Program for Reduction of Pollution of Water Basins).

Sludge Disposal

Sludge removed from the primary and secondary treatment processes typically contains water and a very small proportion of solids. We use filter presses, belt pressing and centrifugation machines to extract the water from the sludge. In 2002, we produced approximately 48,140 tons of sludge dry base, of which 46,798 tons were discharged into landfills and the remainder was used for agricultural purposes. In addition, we are testing new technologies for sludge disposal as fertilizer in forest projects, fuel development and concrete manufacturing.

Customers

General

We currently operate water and sewage systems for 366 of 645 municipalities in the State of São Paulo. The following table provides information regarding volumes of water and sewage invoiced, by customer category, for the periods presented.

	Year ended December 31,
	2000		2001		2002
	Volume(1)%		Volume(1)%		Volume(1)%
Water
Residential	1,177.1	68.0%	1,156.8	68.1%	1,204.8	68.0%
Commercial	153.4	8.8	141.4	8.3	146.7	8.3
Industrial	33.5	1.9	30.7	1.8	31.2	1.8
Governmental	49.5	2.9	47.3	2.8	47.9	2.7

Subtotal	1,413.5	81.6	1,376.2	81.0	1,430.6	80.8
Bulk sales	317.7	18.4	322.4	19.0	339.6	19.2

Total	1,731.2	100.0%	1,698.6	100.0%	1,770.2	100.0%

Sewage
Residential	872.3	81.5%	868.4	82.4%	913.6	82.7%
Commercial	129.1	12.0	121.6	11.5	127.4	11.5
Industrial	30.7	2.9	27.3	2.6	27.8	2.5
Governmental	38.0	3.6	36.5	3.5	36.7	3.3

Total	1,070.1	100.0%	1,053.8	100.0%	1,105.5	100.0%

(1)	In millions of cubic meters.

In addition to serving residential, commercial, industrial and governmental customers in municipalities in which we hold concessions, we make bulk sales of water to seven municipalities having a total estimated population of 3.8 million.

Tariffs

Although we have the power to set our tariffs for water and sewage services, we traditionally have consulted with the Governor of the State of São Paulo prior to setting new tariff rates. For example, we did not increase tariffs in 2000 due to a State policy for the year of not increasing tariff rates for some public carriers, such as public transportation and water supply services.

The most recently implemented tariff regulations allow Sabesp to more aggressively set tariffs and to more realistically cover water production costs. In addition, the new tariff regulations eliminate onerous policies that did not allow Sabesp to collect adequate fees or to control water supply to shantytowns that had previously resulted in unregulated water use and excessive waste in such areas.

We established a new tariff schedule, effective in May 2002, for commercial and industrial customers that (1) consume at least 5,000 cubic meters of water per month and (2) enter into demand agreements with Sabesp for at least one-year terms.

We establish separate tariff schedules for our services in each of the São Paulo Metropolitan, Interior and Coastal Regions. Each tariff schedule incorporates cross-subsidies pursuant to which certain customers, in effect, subsidize the provision of water and sewage services to other customers. Customers with high monthly water consumption rates pay higher tariffs than our costs of providing such water service. We use the excess tariff billed to high volume customers to compensate for the lower tariffs paid by low-volume customers. Similarly, tariffs for non-residential customers are established at levels that subsidize residential customers. In addition, the tariffs for the São Paulo Metropolitan Region generally are higher than tariffs in the Interior and Coastal Regions.

We divide tariffs into two categories: residential and non-residential. The residential category is sub-divided into basic residential, popular and favela (shantytown). The latter two sub-categories were instituted to assist lower-income customers by providing lower tariffs for consumption. The non-residential category consists of:

•	privately-owned companies, government entities and industrial customers;

•	not-for-profit entities that pay 50% of the prevailing non-residential tariff; and

•	government entities that have entered into a water loss reduction agreement with Sabesp and pay 75% of the prevailing non-residential tariff.

Sewage charges in each region are fixed as a function of the monthly water charges. In the São Paulo Metropolitan Region and the Coastal Region, the sewage tariffs equal the water tariffs. In the Interior Region, sewage tariffs are approximately 20% lower than water tariffs. Bulk water rates are established separately for each municipality served. In addition, various industrial customers pay an additional sewage charge, depending on the characteristics of the sewage they produce.

Tariffs have historically been adjusted once a year during the months of June or July. However, we did not increase tariffs in 2000 due to the State policy described above. We raised tariffs in June 2001 and in August 2002. The following table sets forth the water and sewage services tariffs by customer category charged during the years presented in the São Paulo Metropolitan Region, which accounted for approximately 76% of our net operating revenues in 2002.

Annual Water and Sewage Tariffs for the São Paulo Metropolitan Region

	At December 31,
Customer Category Consumption	2000		2001		2002
(in cubic meters per month)	(reais/cubic meter)(1)

Residential:
Basic Residential:
0-10(2)	R$	0.66	R$	0.75	R$	0.81
11-20		1.03		1.16		1.26
21-50		2.57		2.91		3.15
above 50		2.84		3.21		3.47

Popular:
0-10(2)	R$	0.30	R$	0.30	R$	0.30
11-20		0.46		0.52		0.52
21-30		1.62		1.83		1.83
31-50		2.31		2.61		2.61
above 50		2.55		2.88		2.88

Favela (shantytown):
0-10(2)	R$	0.23	R$	0.23	R$	0.23
11-20		0.23		0.26		0.26
21-30		0.76		0.86		0.86
31-50		2.31		2.61		2.61
above 50		2.55		2.88		2.88

Non-Residential:
Commercial/Industrial/Governmental:
0-10(2)	R$	1.33	R$	1.50	R$	1.62
11-20		2.57		2.91		3.15
21-50		4.97		5.62		6.08
above 50		5.17		5.84		6.32

(1)	Water and sewage tariffs are the same per cubic meter.
(2)	The minimum volume charged is for ten cubic meters per month.

In 2002, the Interior Region accounted for approximately 16% of our net operating revenues. The average annual tariffs in the Interior Region in 2002 for all customer categories were 10% to 28% below the tariffs for the São Paulo Metropolitan Region (as set forth in the above table).

In 2002, the Coastal Region accounted for approximately 8% of our net operating revenues. The average annual tariffs in 2002 in the Coastal Region for all customer categories were 10% below the tariffs for the São Paulo Metropolitan Region (as set forth in the above table).

See “Government Regulation—Tariff Regulation” below for additional information regarding our tariffs.

Billing Procedures

The procedure for billing and payment of our water and sewage services is basically the same for each customer category. Water and sewage bills are based upon water usage determined by monthly water meter readings. Larger customers, however, have their meters read every 15 days to avoid non-physical losses resulting from faulty water meters. Sewage billing is included as part of the water bill and is based on the water meter reading.

We deliver all water and sewage bills by hand to our customers, mainly through independent contractors who are also responsible for reading water meters.

Water and sewage bills can be paid at some banks and other locations in the State of São Paulo. These funds are paid over to Sabesp and service fees of between R$0.30 and R$0.92 per transaction are charged for collection and remittance of these payments.

Customers must pay their water and sewage bills within ten days of the billing date. We charge a penalty fee and interest on late bill payments equal to the rate of inflation plus 2%. However, we do not assess a penalty fee or interest in respect of governmental customers. In 2000, 2001 and 2002 we received payment of 92.7%, 91.5% and 94.5% of the amount billed to our retail customers, and 94.2%, 96.0% and 94.6% of the amount billed to these customers other than governmental entities, within 30 days after the due date. Almost all of the amount not paid within 30 days is owed by governmental customers. With respect to bulk sales, in 2002 we received payment of 56.7% of the amount billed within 30 days.

In the São Paulo Metropolitan Region we monitor water meter readings by use of hand-held computers. The system allows the meter reader to input the gauge levels on the meters into the computer and automatically print the water and sewage bill for the customer. The hand-held computer tracks water consumption and sewage usage at each metered location and prepares bills based on actual meter readings. We outsourced this billing system to third party contractors that employ and train their own meter readers whose training we supervise. We are currently implementing water meter reading by hand-held computers in some municipalities that we serve in the Interior Region.

Electricity Consumption

The use of electricity is integral to our operations, and as a result we are one of the largest users of electricity in the State of São Paulo. We obtain electricity primarily from Eletropaulo Metropolitana Eletricidade de São Paulo S.A., Elektro Eletricidade e Serviços S.A., Bandeirante Energia S.A. and CPFL—Companhia Paulista de Força e Luz pursuant to long-term contracts. Each of these companies has been privatized by the State of São Paulo. To date, we have not experienced any major disruptions in electricity supply. Any significant disruption of electricity to Sabesp could have a material adverse effect on our business, financial condition, results of operations or prospects. Furthermore, fluctuations in electricity voltage supplied to Sabesp have in the past, and may in the future, cause major damage to our water and sewage systems.

In May 2001, the Brazilian government announced measures aimed at an average reduction of 20% in electricity consumption in a number of regions of Brazil, including areas in which we operate. However, companies that render “essential services,” such as companies like Sabesp that render water and sewage services, were not subject to these measures other than with respect to their administrative buildings, which were required to reduce electricity consumption by 35%. As a result of higher levels of rainfall, as of March 2002, the Brazilian government eliminated all electricity consumption restrictions.

Capital Expenditure Program

From 1998 through 2002, our capital expenditure program included capital expenditures totaling R$3.8 billion in the aggregate, primarily to build up our infrastructure. We have budgeted capital expenditures totaling approximately R$3.9 billion in the aggregate during the period 2003 through 2007. There can be no assurance that the amount budgeted will be spent during this time period.

Currently, our capital expenditure program is designed to improve and expand our water and sewage system and to increase and protect water sources in order to meet the growing demand for water and sewage services in the State of São Paulo. It has three specific targets in the municipalities we serve:

•	to continue to meet the maximum demand for treated water;

•	to expand the percentage of households connected to our sewer system; and

•	to increase the treatment of sewage collected.

The following is a brief description of each of the principal projects in our capital expenditure program.

Metropolitan Water Project

Demand for our water services has grown steadily over the years in the São Paulo Metropolitan Region and has exceeded at times the capacities of our water systems there. As a result, prior to September 1998, certain of our customers in this Region received water only on certain days of the week. We refer to this as “rotation.” In order to remedy this situation, we implemented the Metropolitan Water Project to improve regular water supply to the entire São Paulo Metropolitan Region. The Metropolitan Water Project increased production capacity from approximately 59.7 cubic meters of water per second in 1994 to approximately 67.7 cubic meters of water per second at the end of 2002. Through implementation of this project, we eliminated widespread rotation in September 1998.

The project involved construction of new water abstraction facilities and increasing the capacity of existing treatment facilities, development of new reservoirs in the São Paulo Metropolitan Region and water mains to interconnect the systems within the Region, and construction, renovation and enlarging of 30 water storage tanks to store treated water in order to meet higher demand during peak periods. In addition, in order to relieve pressure on reservoirs, such as the Guarapiranga Reservoir and some reservoirs of the Alto Tietê System, where we have over-exploited water supplies, we built water mains from the Billings Reservoir into the Guarapiranga Reservoir and from the Tietê River into the reservoirs of the Alto Tietê System. To date, we have installed new mains with higher capacity to deliver a greater volume of water to the City of São Paulo as part of the project. Portions of this project were financed by the World Bank and Caixa Econômica Federal as well as by Sabesp’s own resources. Regarding the remainder of the Metropolitan Water Project, we have budgeted for additional capital expenditures of approximately R$600.0 million from 2003 through 2007.

Tietê Project

The Tietê River crosses the São Paulo Metropolitan Region and receives most of the Region’s run-off and wastewater. The Tietê Project is designed to reduce pollution of the Tietê River by constructing sewage collection lines along the banks of the Tietê River and its tributaries. These lines collect raw sewage and deliver it to our sewage treatment facilities. In connection with the first phase of the Tietê Project, in June 1998, we completed construction of three additional sewage treatment plants. Currently, raw sewage is delivered to our secondary treatment facilities along the Tietê River and the Tamanduatei River before treated sewage is discharged into those rivers. We plan to build additional collection lines to direct more raw sewage to our treatment facilities.

In addition, we completed the construction of the main sewage collection pipes on the banks of the Pinheiros River, the Interceptor Pinheiros Leopoldina, which cost approximately US$36.0 million and increases the amount of sewage treated in existing sewage treatment plants. The Caixa Econômica Federal has provided financing to complete construction of the Interceptor Pinheiros Leopoldina.

The first phase of the Tietê Project commenced in 1992, was suspended in 1994 due to lack of funding, resumed in 1995 and was completed in December of 1998. We now provide secondary treatment to 62% of the sewage collected in the São Paulo Metropolitan Region, about 90% of which is discharged into the Tietê River basin. The five principal sewage treatment plants in the São Paulo Metropolitan Region have an aggregate installed capacity of 18 cubic meters of sewage per second and currently treat an aggregate of 11 cubic meters of sewage per second.

We made capital expenditures with respect to the first phase of the Tietê Project of US$900.0 million. Of that amount, US$450.0 million was financed by the Inter-American Development Bank and US$450.0 million was funded by Sabesp. At December 31, 2002, we owed US$346.4 million, including accumulated interest, to the Inter-American Development Bank regarding this financing agreement.

In July 2000, we commenced work on the second phase of the Tietê Project to reduce pollution affecting the Tietê River. The main objectives of this second phase is to increase the number of sewage connections in the São Paulo Metropolitan Region so that 90% of the population in the region will be connected to our sewage system and to treat 68% of the sewage collected by Sabesp in the region. For this second phase we have budgeted for additional capital expenditures of approximately US$400.0 million from 2000 through 2005, US$200.0 million of which will be financed by the Inter-American Development Bank. We have also entered into a loan agreement and an onlending agreement with BNDES for R$60 million and R$180 million, respectively, to finance this second phase. Through December 31, 2002, we have spent US$39.2 million on this phase of the Tietê Project.

Interior and Coastal Region Investment Programs

We currently have a number of projects in progress and planned for the Interior Region, including projects relating to abstraction of water and collection and treatment of sewage. We spent approximately R$149.3 million and R$172.7 million on such projects in 2001 and 2002, respectively, and we have budgeted for additional capital expenditures of approximately R$520.1 million in the period from 2003 through 2007.

We also have a number of projects in progress and planned for the Coastal Region, principally in the areas of distribution of water and collection and treatment of sewage. We spent approximately R$188.2 million and R$149.1 million in 2001 and 2002, respectively, on such projects and we have budgeted for additional capital expenditures of approximately R$818.7 million, including R$5.0 million for the program described below, in the period from 2003 through 2007.

As part of our Coastal Region Investment Program, we are currently negotiating with the Japan Bank for International Cooperation to help finance our Environmental Recovery Program of the Santos Metropolitan Region. The main goals of this program are to improve and expand our water and sewage systems in the municipalities making up the Santos Metropolitan Region.

Guarapiranga Project

The Guarapiranga Reservoir, the second largest reservoir serving the São Paulo Metropolitan Region, has been polluted by the inhabitants of favelas located in the area surrounding the Reservoir in violation of current laws intended to protect watersheds. This population releases untreated sewage into the Reservoir. In addition, the untreated sewage introduced by our own sewage collection system into rivers that feed the Guarapiranga Reservoir has contributed to the pollution of the Reservoir.

The recovery of the Guarapiranga Reservoir involved the expansion of the wastewater collection network, sewage treatment facilities and solid waste collection, as well as monitoring, environmental education and watershed restoration. Additional measures to reduce pollution directly in the water bodies include the use of wetland treatment and flotation technologies and the reversal of highly polluted small tributaries that lead into the Guarapiranga Reservoir. This project cost approximately US$329.8 million through December 31, 2001, of which US$119.0 million was financed by the World Bank, US$81.3 million by the State of São Paulo, US$45.7 million by Sabesp and US$83.8 million by the City of São Paulo.

Competition

We do not face any competition in the municipalities in which we provide water and sewage services, as we believe that in those municipalities we have an exclusive right to provide such services. We do not serve, either directly or on a bulk basis, 272 municipalities in the State of São Paulo that operate their own water and sewage systems and that collectively have a population of approximately 11.7 million, or 30% of the population of the State. In addition, private water companies provide three municipalities with water and sewage services pursuant to concessions from such municipalities.

Under current Brazilian law, a municipality may terminate a concession at any time prior to its contractual expiration date for any “good public reason,” although we have the right to continue providing service until the municipality has paid all indemnification payments due to Sabesp. Termination of a concession must be initiated by the mayor and approved by the municipal chamber of representatives by means of a law approved by a majority of the municipal representatives. The municipality itself or another concessionaire could then replace Sabesp and would then be in competition with Sabesp. The loss of concessions could have a material adverse effect on our business, results of operations, financial condition or prospects and on our competitive position in the State of São Paulo, depending on the geographic area covered and the population served. Although we believe we generally have good relationships with the municipalities served and are in the process of developing closer relationships, we cannot assure you that such relationships will continue to be satisfactory or that municipalities will not seek to rescind their concessions to Sabesp.

We face some competition with respect to the supply of water to industrial customers. Several large industrial customers located in municipalities served by Sabesp use their own wells to supply themselves with water. However, we do not experience any competition with respect to the sewage collection services we provide to industrial customers.

Government Regulation

In Brazil, water and sewage services are rendered by a broad variety of companies, most of which are state-owned companies, controlled either by the states or the municipalities. Under Brazilian law, the operation of water and sewage systems are considered to be of public interest because the capacity to provide drinking water and collect sewage influences public health, ensuring drinking water capacity and production requires the rational use of water resources, and our operations produce environmentally hazardous substances which must be properly disposed. Accordingly, we are subject to extensive Brazilian federal, state and, in certain respects, local laws and regulations governing, among other things:

•	the granting of rights and concessions to provide water and sewage services;

•	public bidding requirements;

•	water usage;

•	water quality and environmental protection;

•	tariffs for water and sewage services; and

•	governmental restrictions on the incurrence of indebtedness (which are applicable to state-controlled companies).

General

Pursuant to Article 23 of the Brazilian Constitution, water and sewage services are the common responsibility of the Brazilian government, the states and the municipalities.

Article 216 of the State Constitution provides that, by law, the State of São Paulo must provide the conditions for efficient management and adequate expansion of water and sewage services rendered by its agencies and state-controlled companies or any other concessionaire under its control. State law authorized the formation of Sabesp to plan, provide and operate water and sewage services in the State of São Paulo and also acknowledged the autonomy of the municipalities.

Pursuant to Article 175 of the Brazilian Constitution, the furnishing of public services, such as water and sewage services, is the responsibility of the applicable public authority. However, any such public authority has the right to furnish these services directly or through a concession granted to a third party.

Pending Legislation

Proposed legislation, the Lei do Saneamento Básico (Sanitation Law), which has been under discussion in the Brazilian House of Representatives, would introduce the creation of a legal framework to govern water and sewage services. Under the proposed legislation, the organization of water and sewage services would take into consideration the existing water basins as well as the network structures of municipalities, and the National Water Agency would be responsible for the regulation of the provision of water and sewage services. In addition, it is expected that the proposed legislation, if and when approved, will define the party responsible for granting the concessions of water and sewage services within the metropolitan regions, including the São Paulo Metropolitan Region.

The legislature of the State of São Paulo is also considering adopting a law which would establish a State regulatory agency responsible for regulating and controlling public sanitation services in the State. This proposed agency would be part of the Energy, Water Resources and Sanitation Secretariat of the State of São Paulo.

The State legislature of the State of São Paulo is also debating new legislation that would establish procedures for the collection of fees related to the use of water.

The City of São Paulo legislature is also debating new legislation that would establish procedures for granting and monitoring formal concessions for water and sewage services in the City of São Paulo.

Under the laws of the State of São Paulo, the State is required to own at least two-thirds of our outstanding common (voting) shares. The State legislature is debating new legislation which would amend this law to provide that the State only be required to own a majority of our common shares.

We cannot assure you when or if any of the legislation described above will be adopted, the final form of these laws if they are approved, or how this legislation would affect our business.

Concessions

Concessions for water and sewage services are evidenced by contracts between the federal, state or municipal government, as the case may be, and a concession under which the concessionaire is granted the right to supply these services in a particular municipality or region. Our concessions usually have a contractual term of not longer than 30 years, although a number of our concessions are of unlimited duration. However, our concessions generally may be terminated at any time if certain quality and safety standards are not met or if there is a default under the concession contract. A substantial portion of our concessions is automatically renewable unless notice of rescission is received by the non-rescinding party at least six months prior to the expiration date of the concession. A municipality that elects to take control of its water and sewage services must either provide such services itself, auction the concession to potential concessionaires through a competitive public bidding process or enter into agreements with a public entity directly. The State Constitution provides that, if we are replaced as the concessionaire by any municipality, the municipality must reimburse Sabesp for the unamortized economic value of its investments. See “Concessions” above for a further description of our concessions.

Federal legislation enacted in 1995, and subsequently amended, governs the granting of concessions in Brazil. The Federal Concessions Law regulates the granting of concessions by federal, state and municipal governments. In addition, the Federal Public Bidding Law sets forth the bidding procedures related to the granting of concessions. At the State of São Paulo level, the State Concessions Law corresponds to the Federal Concessions Law, and the State Public Bidding Law corresponds to the Federal Public Bidding Law. In the event of any conflict between federal and state law, federal law prevails.

Concessions Laws

The Federal Concessions Law and the State Concessions Law require that a concession granted by a public entity be based on a public bidding process. The Federal Public Bidding Law provides, however, that the public bidding process can be waived in certain circumstances, including in the case of services to be rendered by a public entity created for such specific purposes prior to the enactment of that law, provided that the prices for such services are compatible with those prevailing in the market. In addition, a provision of the Brazilian Constitution provides for waivers of the public bidding requirement in similar situations. Based on this provision, we were granted concessions by municipalities after enactment of the Brazilian Constitution without a public bidding process, although under current law we may be required to bid to acquire new concessions. We did not have any of our concessions canceled or revoked following promulgation of the Federal Concessions Law. The requirements of the Federal and State Concessions Laws will, however, govern the grant of new concessions to Sabesp in the future. In February 1998, the Attorney General of the State of São Paulo, in response to a request made by Sabesp, delivered an opinion that any municipality of the State of São Paulo may grant to Sabesp a concession to operate such municipality’s water and sewage services without having to resort to a public bidding process. In April 1998, a State court issued a judgment substantially to the same effect. There can be no assurance that the Brazilian courts will continue to interpret the concessions laws to allow municipalities to grant concessions without a public bidding process. We have authority to grant sub-concessions to entities involved in our build, operate and transfer, or BOT, projects.

The provisions of the State Concessions Law parallel the provisions of the Federal Concessions Law.

Public Bidding Procedures

Pursuant to the Federal Public Bidding Law, the public bid process commences with publication by the granting authority in the federal, state or municipal official gazette, as the case may be, and another leading Brazilian newspaper, of an announcement that it will carry out a public bidding contest pursuant to provisions set forth in an edital (invitation to bid). The invitation to bid must specify, among other terms:

•	the purpose, duration and goals of the bid;

•	a description of the qualifications required for adequate performance of the services covered by the bid;

•	the deadlines for the submission of bids;

•	the criteria used for selection of the winning bidder; and

•	a list of the documents required to establish the bidder’s technical, financial and legal capabilities.

The invitation to bid is binding on the granting authority. Bidders may submit their proposals either individually or in consortia, as provided for in the invitation to bid.

After receiving proposals, the granting authority will evaluate each proposal according to the following criteria, which must have been set forth in the invitation to bid:

•	the technical quality of the proposal;

•	lowest cost or lowest public service tariff offered;

•	a combination of the criteria above; or

•	the largest amount offered in consideration for the concession.

The provisions of the State Public Bidding Law parallel the provisions of the Federal Public Bidding Law.

The federal and state bidding laws will apply to Sabesp in the event that we seek to secure new concessions. Moreover, these bidding laws currently apply to Sabesp with respect to obtaining goods and services from third parties for, among other things, our business operations or in connection with our capital expenditure program, in each case subject to certain exceptions.

Water Usage

In July 2000, the National Water Agency, a federal agency under the Ministry of the Environment, was established in order to develop the National System for Water Resources Management. Under proposed legislation, the National Water Agency would be responsible for the coordination of the regulatory aspects involved in the rendering of water and sewage services. See “Pending Legislation” above.

Under existing law, Federal Governmental agencies are authorized to collect fees from persons that either abstract water from, or dump sewage into, water resources controlled by these agencies. In most cases, the fees have yet to be established by implementing regulations, however, for one specific watershed, recent legislation was enacted requiring Sabesp to pay the Federal Government or an agency in respect of the use of water.

State law establishes the basic principles governing the development and use of water resources in the State of São Paulo in accordance with the State Constitution. These principles include:

•	rational utilization of water resources, with service to the population identified as having priority;

•	optimizing the economic and social benefits resulting from the use of water resources;

•	protection of water resources against actions which could compromise current and future use;

•	defense against critical hydrographic events which could cause risk to the health and safety of the population or economic and social losses;

•	development of hydro transportation for economic benefit;

•	development of permanent programs of conservation and protection of underground water sources against pollution and excessive exploitation; and

•	prevention of erosion of land in urban and rural areas, with a view to protecting against physical pollution and silting of water resources.

Under state law, implementation of any project that involves the use of surface or underground water requires prior authorization or license of the competent government authority.

Pursuant to an executive order of the Governor of the State of São Paulo, the Departamento de Águas e Energia Elétrica (Department of Water and Energy) of the State of São Paulo has as its objectives establishing (1) a policy for the use of water resources with a view to developing the water business of the State of São Paulo and (2) plans, studies and projects related to the integral use of water resources, directly or by means of agreements with third parties. The Department of Water and Energy has established the standards which regulate abstraction of water from water resources in the State of São Paulo.

State law provides the basis for the fees charged by governmental water agencies in the State of São Paulo for the abstraction of water from the State of São Paulo’s water resources controlled by such agencies. Although governmental water agencies in the State of São Paulo currently do not charge fees for any of the water which Sabesp abstracts, there can be no assurance that such fees will not be charged in the future. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business— We may become subject to substantial water- and sewage-related charges imposed by governmental water agencies of the State of São Paulo and of the Federal Government” for more information.

Water Quality

An ordinance issued by the Ministério da Saúde (Ministry of Health) of the Brazilian government sets forth the standards of potability of all water for human consumption in Brazil. This ordinance is patterned after the U.S. Safe Drinking Water Act and regulations promulgated by the U.S. Environmental Protection Agency thereunder. The Secretaria de Estado da Saúde (Secretariat of Health) of the State of São Paulo has also set minimum standards for the potability of water for human consumption which are more restrictive than the national ordinance.

We analyze test samples at our laboratories to determine compliance with Ordinance No. 1,469 and state law using “Standard Methods” (181 Edition) procedures established by the American Water Works Association.

Sewage Requirements

State law sets forth regulations regarding pollution and protection of the environment in the State of São Paulo. The standards for disposal of industrial effluents set forth in this law broadly correspond to the standards for such disposal set by the U.S. Environmental Protection Agency. State law generally prohibits the discharge of pollutants into water, air or land in the State of São Paulo.

State law provides that, in areas in which there exists a public sewage system, all effluents of a “polluting source” must be discharged to such system. It is the responsibility of the polluting source to connect itself to the public sewage system. All effluents to be discharged are required to meet certain characteristics, which allow such effluents to be treated by our treatment facilities and discharged in an environmentally safe manner. Effluents which exceed such characteristics are prohibited from being discharged into the public sewage system. State law requires industries that produce industrial sewage to pre-treat such sewage so that maximum levels of certain parameters, such as pH, temperature, sediment, grease, oil and metals, are reduced to environmentally sound levels prior to release into our sewer lines.

Companhia de Tecnologia de Saneamento Ambiental—CETESB (Environmental Sanitation Technology Company, or CETESB), a mixed capital company controlled by the Secretariat of the Environment of the State of São Paulo, is authorized under state law to monitor discharges of pollutants in public waters and to enforce the requirements of state law. CETESB has the power to grant consents to entities which are discharging pollutants in receiving waters. Although we have not received formal authorization from CETESB to discharge untreated sewage into waters, we continue to discharge such sewage with the knowledge of, and after having made disclosure to, CETESB. Our capital expenditure program includes the Tietê Project, which is designed to reduce the discharge of untreated sewage into the Tietê River, a major river in the São Paulo Metropolitan Region. CETESB participates in the development of this project. There can be no assurance that we will not be required in the future to obtain specific consents or authorizations for discharges of untreated sewage.

The disposal of sludge must also meet the requirements of state law. CETESB also regulates the discharge of effluents into bodies of water under state law and must approve all of our treatment facilities.

State law also provides the basis for fees to be charged for discharging effluents into the State of São Paulo’s water resources. Although neither the State of São Paulo nor its agencies currently assesses fees for such discharges, we cannot assure you that such fees will not be charged in the future.

Some municipalities of the State of São Paulo have enacted municipal laws requiring Sabesp to charge a fixed fee, and not a tariff, for sewage services being provided. To date, we believe that these municipal laws have not been enforced.

Tariff Regulation

The tariffs set by Sabesp for its services are subject to federal and State regulation to some extent.

In 1991, involvement of the Brazilian government in the establishment of tariff rates for the provision of water and sewage services ended pursuant to a federal executive order dated September 5, 1991. In addition, on December 16, 1996, the Governor of the State of São Paulo issued a decree, which approved the existing tariff system and allowed Sabesp to continue to set its own tariffs. We have set our tariffs based on the general objectives of maintaining our financial condition and preserving “social equity” in terms of the provision of water and sewage services to the population. Furthermore, this decree directs Sabesp to apply the following criteria in determining its tariffs:

•	category of use;

•	capacity of the water meter;

•	characteristics of consumption;

•	volume consumed;

•	fixed and floating costs;

•	seasonal variations; and

•	social and economic conditions of residential customers.

The costs associated with the exploitation of water resources, depreciation, provision for bad debts, amortization of expenses and adequate remuneration for the investments also may be considered by Sabesp in determining tariffs. We usually submit new tariffs to the Governor of the State of São Paulo for approval, although we are not required by law to do so.

We currently maintain three different tariff schedules, depending upon whether a customer is located in the São Paulo Metropolitan Region, the Interior Region or the Coastal Region. There are four levels of volume consumed for each category of customer. Customers are billed on a monthly basis. We are also authorized to enter into individual contracts with certain customers, such as municipalities, to sell water or sewage services on a bulk basis.

Tariffs must be published in the Diario Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo).

We are subject to a federal law which, in the case of water and sewage services provided pursuant to certain concessions, effectively prohibits tariffs that would produce a return on assets in excess of 12% per annum. Return on assets is calculated using operating income (before financial and certain other expenses) measured against operational assets (property, plant and equipment and certain other assets), based upon our financial statements prepared in accordance with Brazilian GAAP. We continue to be subject to the above return on assets limitation in adjusting tariffs because substantially all of our concessions were granted during the period in which these rate regulations were in effect. We are not, however, subject to such limitation in setting tariffs under our newer concessions or for the City of São Paulo and other municipalities in which we operate without formal concessions. The above return on assets limitation does not apply to renewals of existing concessions. In any event, our tariffs have been set in the past, and continue to be set, at levels well below the return on assets limitation discussed above.

Governmental Restrictions on Incurrence of Debt

On June 30, 1998 the Central Bank issued a resolution amending certain conditions that must be observed with respect to the external credit operations (i.e., foreign currency borrowings) of states, the Federal District, municipalities and their respective autarquias (agencies), foundations and non-financial companies, including Sabesp. This resolution provides, among other things, that, with certain exceptions for the importation of goods and services,

•	the proceeds of external credit operations must be used to refinance outstanding financial obligations of the issuer, with preference given to those obligations having a higher cost or shorter term than the external debt and, pending application, remain on deposit, as directed by the Central Bank, in a pledged account, and

•	the total amount of the contractual obligation be subject to monthly deposits in a pledged account, with each monthly deposit to be equal to the total debt service obligation, including principal and interest, divided by the number of months that the obligation is to be outstanding.

The Central Bank resolution further provides that the requirements described above do not apply to financing transactions involving multilateral or official organizations such as the World Bank, the InterAmerican Development Bank or the Japan Bank for International Cooperation. The Central Bank circular implementing this resolution provides, among other things, that the account referred to in the first clause above must be an escrow account opened in a federal financial institution, which is to hold such funds until released for purposes of refinancing outstanding obligations of the issuer. The circular further provides that the escrow account described in the second clause above must be an escrow account to be opened in a federal financial institution and to secure the payment of principal and interest on the external debt.

Our external credit transactions are also subject to the approval of the National Treasury Secretariat and the Central Bank, which, after reviewing the financial terms and conditions of the transaction, will issue an approval for the closing of the foreign exchange transaction relating to the entry of the funds into Brazil and, following such entry and at our request, an electronic certificate of registration through which all scheduled payments of principal, interest and expenses will be remitted by us. The electronic certificate of registration grants the borrower access to the commercial market for foreign exchange.

Finally, our external credit transactions are also subject to the prior approval of the Secretariat of Finance of the State of São Paulo.

Lending Limits of Brazilian Financial Institutions

The National Monetary Council resolutions limit the amount that Brazilian financial institutions may lend to public sector companies, such as Sabesp. Financing of projects which are put up for international bid are excluded from these limits.

Conselho Estadual de Saneamento—Conesan

State law regulates the provision of sanitation services and establishes rules for the planning of sanitation-related public works in the State of São Paulo. The State plan for public sanitation services must integrate institutional, technological, financial and administrative resources to ensure that a healthy environment is created for inhabitants of the State of São Paulo. The State plan must also assist in developing and organizing the sanitation sector in the State.

Pursuant to State law, the State of São Paulo’s sanitation policy is implemented by the Sistema Estadual de Saneamento (State Sanitation System). The Fundo Estadual de Saneamento (the State Sanitation Fund) collects funds and manages resources to fund the programs approved in the sanitation plan.

The Conselho Estadual de Saneamento (State Sanitation Council) must approve proposals related to the sanitation plan and prepare an annual report regarding environmental health issues confronting the State. The State Sanitation Council establishes protocols for the development of investment programs approved by the State Sanitation System and resolves disputes related to the State Sanitation System’s implementation of the sanitation plan.

Properties

Our principal properties consist of reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water mains, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections. At December 31, 2002, we owned 191 water treatment facilities and approximately 54,310 kilometers of water pipes and mains, as well as 417 sewage treatment facilities and approximately 34,365 kilometers of sewer lines.

We own our headquarters building and other major administrative buildings. We have pledged some of our properties, including our headquarters and some of our other administrative buildings and water storage tanks, as collateral to the Brazilian Federal Government in connection with certain long term financing transactions we have entered into with the World Bank and the Inter-American Development Bank that the Brazilian Federal Government has guaranteed.

At December 31, 2002, the total net book value of our property, plant and equipment was R$13,608.4 million.

All of our material properties are located in the State of São Paulo.

Environmental Matters

Our water and sewage operations are subject to stringent Brazilian federal, state and local laws and regulations relating to the protection of the environment as described under “Government Regulation” above.

In the State of São Paulo, CETESB (Environmental Sanitation Technology Company) is responsible for pollution control pursuant to State Law No. 997 of May 31, 1976.

In particular, the construction and operation of water and sewage treatment facilities, as well as the release of effluents and final disposal of the sludge generated as a result of the water and sewage treatment process, must comply with environmental standards established by State environmental laws, in particular, by State Decree No. 8,468 of September 8, 1976, as modified by State Decree No. 15,425 of July 23, 1980.

Non-compliance with environmental laws and regulations can lead to the imposition of criminal and administrative penalties, in addition to civil liability which may arise as a result of environmental damages. Pursuant to Brazilian Federal Law No. 9,605 of February 12, 1998, individuals (including but not limited to the directors, officers and managers of legal entities) may be penalized with imprisonment or other restrictions on personal rights for violations of environmental rules and regulations, and legal entities may be penalized with fines, restrictions on rights, including, among other things, rights to be granted tax benefits and to enter into contracts with public entities, and mandatory rendering of services in the public benefit. At the administrative level, penalties range from warnings and fines to partial or total suspension of corporate activities, and may also include the forfeiture of, or restriction on, tax incentives and the cancellation or interruption of participation in credit facilities granted by government banks, as well as a prohibition on contracting with entities of the public sector.

Since 1995, we have maintained a division responsible for developing environmental impact studies and programs. We believe that we are in material compliance with all relevant environmental laws and regulations.

Our procedure for constructing and operating water and sewage facilities involves the mandatory compliance with environmental legal requirements. First, for those projects which have a significant environmental impact, studies are prepared by outside experts who make recommendations on measures designed to minimize the environmental consequences of a project. The environmental impact report is then submitted to governmental authorities for analysis and approval. Once the environmental impact assessment is approved, the project goes through a three-stage licensing process, which includes licenses:

•	to define the exact location and scope of work;

•	to begin construction; and

•	to operate the facility.

In order to obtain the environmental licensing of those undertakings that have a significant environmental impact or as the result of an environmental impact assessment, environmental agencies may impose on Sabesp the obligation of establishing a nature conservation area. In order to fulfill such obligation, we are required by environmental regulations to spend not less than 0.5% of the total cost of the relevant undertaking for that purpose. We also have a policy of implementing programs to encourage water conservation in order to minimize the environmental impact of our ongoing operations.

Although our environmental compliance costs have not been substantial to date, we believe these costs will increase as water and sewage treatment capacity increases. The amount and timing of future expenditures required to comply therewith could increase substantially from current levels.

Insurance

We maintain insurance covering fire or other damage to our property, plant and equipment, third-party liability and injuries to employees relating to on-the-job accidents. We currently obtain our insurance policies through public bids involving major Brazilian and international insurance companies in Brazil. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption. In addition, we do not have insurance coverage for liabilities arising from contamination or other problems involving our water supply to customers. We believe that we maintain insurance at levels customary in Brazil for the type of business in which we are engaged.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements included in this annual report. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3. Key Information—Risk Factors.”

The financial statements in this annual report have been prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP.

In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, except as the context otherwise indicates.

Overview of SABESP

We operate public water and sewage systems in the State of São Paulo, including in the City of São Paulo, Brazil’s largest city, and in more than one-half of the other municipalities in the State. We also make bulk sales of water to seven additional municipalities in which we do not operate water systems.

The São Paulo Metropolitan Region, which includes the City of São Paulo, is our most important service territory. The São Paulo Metropolitan Region, which has a population of approximately 17.8 million, accounted for approximately 75.7% and 75.8% of our net operating revenues in 2001 and 2002, respectively. Approximately 72.0% and 71.1% of the property, plant and equipment reflected on our balance sheet at December 31, 2001 and 2002, respectively, is located in this Region. The demand for our water and sewage services has grown steadily over the years, particularly in the São Paulo Metropolitan Region. As a result of a prolonged drought during 2000 and 2001, the demand currently exceeds the available water supplies in this Region. In an effort to respond to the demand in the São Paulo Metropolitan Region and because the Region represents the principal opportunity to increase our net operating revenues, we have dedicated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this Region. Our capital expenditure program is our most significant liquidity and capital resource requirement.

We experienced major operational and financial problems beginning in the mid-1980s, culminating in 1994. We had some difficulty in meeting all of our debt and other obligations that year. Because we did not have the resources to make necessary capital expenditures to maintain our water and sewage systems, we experienced frequent breakdowns in our water distribution systems such that the weakened condition of these systems exacerbated water shortages and threatened, in some cases, water supplies. See “Item 4. Information on the Company—History.”

Our results of operations and financial condition are highly dependent upon our ability to set and collect adequate tariffs for our water and sewage services. Although we generally have broad power to establish tariffs within our service territories, this power is, in practice, subject to limits due to, among other factors, the following:

•	political considerations arising from our status as a State of São Paulo-controlled company;

•	anti-inflation measures promulgated by the Brazilian Federal Government from time to time; and

•	federal laws that in some circumstances limit to 12% per year the return on the assets of some of our concessions. See “Item 4. Information on the Company—Government Regulation—Tariff Regulation.”

Tariffs have often failed to keep up with inflation during periods of high inflation in the past. During the past few years, we generally have been able to raise tariffs in line with increases in cost of services rendered and operating expenses and to support our liquidity and capital resource requirements. We were able to increase our tariffs in mid-1998, which primarily accounted for an increase of approximately 6.9% in net operating revenues in that year, and again in mid-1999, which primarily accounted for an increase of approximately 4.3% in net operating revenues in that year. These tariff increases in 1998 and 1999 exceeded inflation levels in each of these years. In 2000, we did not raise tariffs due to the State policy for that year of not increasing tariffs for many public services. In June 2001, however, we increased our average tariff by approximately 13.1%, which was broadly in line with prevailing inflation rates in Brazil since mid-1999 as measured by the consumer price index, and in August 2002, we increased our tariffs by approximately 8.2%. Tariffs have historically been adjusted once a year during June or July. The following table sets forth, for the periods indicated, the percentage increase of our tariffs, as compared to three inflation indices:

	Twelve months ended June 30,
	1998	1999	2000	2001	2002
Increase in Average Tariff(1)	3.1%	15.8%	—	13.1%	8.2%
Indice Geral de Preços do Mercado IGP-M (General Price Index-Market)	2.0%	8.1%	14.4%	11.2%	9.5%
Indice de Preços ao Consumidor—IPC-FIPE (Consumer Price Index)	1.9%	(0.5)%	6.9%	6.2%	5.8%
Indice de Preços ao Consumidor Ampliado—IPCA (Extended Consumer Price Index)	3.4%	3.3%	6.5%	7.4%	7.7%

(1)	Tariff increases, if any, for each twelve-month period took effect in June, July or August.

Sources: Central Bank, Fundação Getulio Vargas and Fundação Instituto de Pesquisas Econômicas.

We believe that our last tariff increases and the continuing implementation of our strategy have, to date, enhanced our business operations and financial performance and should provide the basis for our long-term operational and financial development, although we cannot provide you with any assurances in this regard. See “Item 4. Information on the Company—Strategy.” Any failure to establish or maintain tariffs commensurate with our liquidity and capital resource requirements could have an adverse effect on our results of operations and financial condition.

Overview of Brazilian Economic Conditions

At the end of 1997, in the aftermath of a financial crisis in Asia, Brazil experienced the beginning of an economic crisis brought about by capital flight, pressure on the Brazilian currency and increased interest rates. Before the economy could fully recover from the crisis, Russia devalued its currency in August 1998, and the Brazilian economy deteriorated further as a result of renewed capital flight.

The Brazilian government’s measures to mitigate the crisis were unsuccessful, and continued pressure on the currency led the government to devalue the real in January of 1999. The real was devalued by 31.7% against the U.S. dollar during the first half of 1999, and by 32.4% for the year as a whole. The Central Bank raised base interest rates to approximately 45% in March 1999. The base interest rate is the benchmark interest rate payable to holders of securities issued by the Federal Government and traded at the Sistema Especial de Liquidaçao e Custódia—SELIC (Special System for Settlement and Custody).

The second half of 1999 brought some improvement in Brazil’s economic situation. Base interest rates decreased to approximately 19% in December 1999, and the real devalued by 1.1% against the U.S. dollar during the second half of 1999, compared to 31.7% during the first half of the year. Inflation for the year as measured by the Índice Geral de Preços de Mercado (the General Price Index—Market, or IGP-M) was 20.1%.

The year 2000 saw additional improvement in the economy. The gross domestic product grew 4.2% during the year and the value of the real remained relatively stable. Inflation fell to 10.0% in 2000, as measured by the IGP-M. The Central Bank gradually reduced base interest rates to 17.5% at June 30, 2000 and further reduced them to 16.5% at December 31, 2000 and to 15.25% at January 17, 2001.

The growth of the Brazilian economy slowed in 2001, as the effects of the ongoing economic crisis in Argentina and lower levels of economic growth in the United States economy led to declines in investment and consumption in Brazil as well as in other emerging markets. The economic situation was exacerbated by the energy shortage and the resulting measures taken by the Brazilian government to reduce the consumption of electricity.

In 2002, several negative economic factors continued to adversely affect consumer confidence levels in Brazil. Prior to and subsequent to the presidential elections in November 2002, there was substantial uncertainty relating to Brazil’s own political and economic future. Other negative economic factors in 2002 included the continued economic and political uncertainties in Argentina and in Venezuela, concerns over the impact of the conflict in the Persian Gulf and its effects on the price of petroleum products and the global economic slowdown. The sharp devaluation of the real in the second half of 2002 heightened concerns over a possible return to high inflation. The monetary authorities under both the former and new presidential administrations acted quickly to increase interest rates through the end of the year, which severely restricted credit available in the economy and consequently growth. General price inflation (IGP-M) increased to 25.3% in 2002, the annual base interest rates at year end were 25.0% and the gross national product grew by an estimated 1.5%.

The real depreciated by 15.7% against the U.S. dollar during 2001, as the real/U.S. dollar exchange rate fell from 1.9554 reais per U.S. dollar at December 31, 2000 to 2.3204 reais at December 31, 2001, and 34.3% during 2002 as the real/U.S. dollar exchange rate fell to 3.5333 reais at December 31, 2002. At the same time, the Central Bank increased the base interest rate in 2001 from 15.25% at January 17, 2001, to 19.0% at December 19, 2001 and to 25.0% at December 18, 2002. The Central Bank increased the base interest rate to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003.

The following table shows Brazilian inflation as measured by the IGP-M and IPC-FIPE, devaluation of the real against the U.S. dollar and the period-end exchange rates and average exchange rates for the periods indicated:

	December 31,
	1998		1999		2000		2001		2002
Inflation (IPC-FIPE)		(1.8)%		8.6%		4.4%		7.1%		9.9%
Inflation (IGP-M)		1.8%		20.1%		10.0%		10.4%		25.3%
Devaluation of the real versus U.S. dollar		7.6%		32.4%		8.5%		15.7%		34.3%

Period-end exchange rate—US$1.00(1)	R$	1.2087	R$	1.7890	R$	1.9554	R$	2.3204	R$	3.5333
Average exchange rate—US$1.00(2)	R$	1.1643	R$	1.8019	R$	1.8313	R$	2.3531	R$	2.9983

(1)	The real/U.S. dollar exchange rate as of May 28, 2003 was R$3.0140.
(2)	The average exchange rate is the sum of the closing exchange rates at the end of each month in the period divided by the number of months in the period.

Sources: Fundação Getulio Vargas and the Central Bank.

During the four-month period ended April 30, 2003, the real appreciated 22.3% against the U.S. dollar from R$3.5333 at December 31, 2002 to R$2.8898 at April 30, 2003.

Our results of operations and financial condition are significantly affected by Brazilian economic conditions, particularly by exchange rate movements, inflation rates and interest rate levels.

We had total foreign currency-denominated indebtedness of R$3,708 million at December 31, 2002, and we anticipate that we may incur substantial foreign currency-denominated indebtedness in the future. In the event of further significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency-denominated obligations would increase as measured in reais, particularly as our tariff and other revenues are based solely in reais. In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. For example, the 34.3% devaluation of the real in 2002 increased our financial expenses and negatively affected our overall results of operations for that year. The 32.4% devaluation of the real in 1999 was the primary factor in our net loss for that year.

Inflation affects our financial performance by increasing our costs of services rendered and operating expenses. In addition, all of our real-denominated debt is indexed to take into account the effects of inflation. Most of our real-denominated debt provides for inflation-based increases in the respective principal amounts of that debt, which increases are determined by reference to the Taxa Referencial—TR (daily government interest rate) plus an agreed margin. We cannot assure you that we will be able, in future periods, to increase tariffs to address, in full or in part, the effects of inflation.

Interest rate levels in Brazil are closely linked to exchange rate movements and inflation rates. High domestic interest rates result in increases in our financial expenses and also negatively affect our ability to obtain financing, on a cost-effective basis, in domestic capital and lending markets. As a result, we may continue to require substantial amounts of foreign currency-denominated debt in order to satisfy our liquidity and capital resource requirements, which increases our exposure to exchange rate movements as discussed above.

Effects of Drought and Electrical Energy Crisis

Much of Brazil experienced a prolonged and severe drought during 2000 and 2001. The São Paulo Metropolitan Region, in particular, faced its worst drought in 65 years. As a result, from mid-June to mid-September in 2000, we rationed water in the south of the São Paulo Metropolitan Region, affecting approximately 3.5 million people, or 20% of the total population of this Region. Under this rationing, water was made available to our customers for only two out of every three days. During this period of rationing, we also reduced our total water production by 8%. From April 2001 through January 2002, we rationed water in the west of the São Paulo Metropolitan Region, affecting approximately 300,000 people. Under this rationing, water was made available to these 300,000 customers for only 40 out of every 78 hours. As a result of the drought, our revenues declined as our volume of water billed decreased, and our costs increased because of required expenditures to protect and develop water sources and to preserve water quality. Any recurrence of drought for a lengthy period could cause us to again ration water and thereby have a negative effect on our results of operations and financial condition.

Brazil experienced a severe shortage of capacity to generate and transmit electrical power during 2001 and through March 2002, primarily due to the drought affecting the country, which reduced hydroelectric power generation, as well as to a lack of investment in power generation. Because our operations require a significant consumption of electrical energy, a substantial shortage of electrical energy could result in an interruption of our services. In addition, as a result of this energy crisis and the increased surcharges for electricity, our customers reduced their use of washing machines, dishwashers and water generally, which affected demand for water services and, consequently, our revenues.

Interest Attributed to Shareholders’ Equity

Brazilian corporations are permitted to distribute dividends in the form of a tax-deductible notional interest expense attributed to shareholders’ equity in accordance with Law No. 9, 249, dated December 26, 1995, as amended. The rate at which tax-deductible interest may be paid is limited to the product of the average Taxa de Juros de Longo Prazo—TJLP (a long-term interest rate published by the Brazilian government) and shareholders’ equity during the relevant period and cannot exceed the greater of:

•	50% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; and

•	50% of retained earnings.

Distribution of interest attributed to our shareholders’ equity is a tax-deductible expense, for both income tax and social contribution purposes. The amount paid to shareholders as interest attributed to shareholders’ equity, net of any withholding tax, may be included as part of any mandatory dividend. We are required to pay a mandatory dividend of not less than 25% of our net income, subject to some exceptions and adjustments.

In 1998, 2000 and 2001, we paid our shareholders interest attributed to shareholders’ equity in lieu of dividends. We did not pay interest attributed to shareholders’ equity or dividends in 1999, as we were not required to pay a mandatory dividend in light of our net loss in that year. In 2002, we announced that we would pay our shareholders interest attributed to shareholders’ equity in June 2003. In April 2003, we announced that we would pay our shareholders interest attributed to shareholders’ equity within 60 days after our 2004 annual shareholders’ meeting.

Interest attributed to shareholders’ equity is recorded as part of, but is immediately reversed under, the financial expenses line item in our statement of operations. See note 15 to our audited financial statements. The tax deduction relating to distributions of interest attributed to shareholders’ equity is reflected under the income tax and social contribution line items in our statement of operations. This tax benefit consequently contributes positively to net income (loss) in our statement of operations.

Critical Accounting Policies

Critical accounting policies are those that are both (1) important to the portrayal of our financial condition and results of operations and (2) require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the critical accounting policies discussed below.

Our management discussion and analysis of financial condition and results of operations are based upon our primary financial statements, which have been prepared in accordance with Brazilian GAAP and which differ in some respects from U.S. GAAP. In addition, we have included a discussion on material differences between Brazilian GAAP and U.S. GAAP related to each critical accounting policy in our audited financial statements.

Accounts receivable and allowance for doubtful accounts

Revenues for water services are recognized when the water is consumed. Revenues from sewage services are based on water consumed. Revenue is recognized during the month in which service is provided to assure matching of costs on the accrual basis of accounting.

Our accounts receivable from our customers do not generally accrue interest, indexation charges or penalties, except for refinanced agreements. Amounts to be billed refer to water and sewage services provided but not yet billed, which are estimated from the last measurement date to month-end based on the prior month’s billings. Our management is confident that an arrangement exists with our customers at a fixed price and collection is reasonably assured.

Customer accounts receivable from bulk sale customers refer to treated water supplied to certain municipal authorities, which are themselves responsible for water distribution, billing and collection. A number of bulk sale customers have been contesting certain tariff increases since mid-1998 and are not paying the amounts disputed. Some of our bulk sale customers are partially depositing the amounts they owe us in court. We have in the past obtained and in the future we expect to continue to obtain judicial orders to ensure that the amounts so deposited are released to us promptly.

We maintain an allowance for doubtful accounts in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers. Provisions to the allowance for doubtful accounts are included in selling expenses, net of recoveries. The net charge to this allowance was R$162.9 million in 2002, R$153.8 million in 2001 and R$190.3 million in 2000. The accounting policy adopted by Sabesp for establishing the allowance for doubtful accounts reserve includes:

•	accounts receivable balances (excluding accounts receivable from the State Government) more than R$5,000 and less than R$30,000 overdue more than 360 days are included in the allowance for doubtful accounts;

•	accounts receivable balances (excluding accounts receivable from the State Government) more than R$30,000 overdue more than 360 days, for which legal action has been taken, are included in the allowance for doubtful accounts; and

•	accounts receivable balances (excluding accounts receivable from the State Government) less than R$5,000 overdue more than 180 days are written off through a direct charge to selling expenses (debts recovered are recorded as a reduction of selling expenses).

We have substantial assets consisting of amounts owed by the State. These amounts consist primarily of accounts receivable for services, reimbursement for pensions paid and amounts due under our December 2001 agreement with the State. We do not reserve against any of these amounts owed by the State due to the following factors:

•	Sabesp does not expect to incur losses from these accounts receivable;

•	Sabesp entered into agreements in September 1997 and December 2001 under which the State Government has committed to settle the outstanding amounts due to us described in these agreements by applying dividends declared by Sabesp to the remaining balance of the accounts receivable owed by the State or its controlled entities; and

•	under Brazilian Federal Law No. 9,430, Sabesp is not permitted to write off or record an allowance for doubtful accounts against any amounts owing to us from the State Government or entities controlled by the State Government.

As of December 31, 2002, the amounts owed to us by the State consisted of R$65.5 million in accounts receivable, R$83.2 million in reimbursement for pensions paid and R$678.8 million due under the December 2001 agreement. If we reserved against these amounts, it would adversely affect our results of operations.

We expect the amount of accounts receivable from the State and reimbursement for pensions paid to increase. Before the December 2001 agreement, the State owed us R$358.2 million in accounts receivable and R$320.6 million in reimbursement for pensions paid. These balances were restructured under the December 2001 agreement, but they are now increasing. We account for these as current assets, regardless of the number of days they are overdue. If we accounted for any part of them as long-term assets, it would adversely affect our level of current assets.

For U.S. GAAP purposes, the amounts receivable from the State Government for pensions paid are charged to income when paid. Only amounts effectively reimbursed by the State are presented as additional paid-in capital. No additional differences have been identified between accounting policies on accounts receivable and allowance for doubtful accounts adopted under Brazilian GAAP and under U.S. GAAP.

Compensation for concession termination

Compensation for concession terminations is a long-term asset representing amounts receivable from the municipalities of Diadema and Mauá as indemnification for the unilateral withdrawal by those authorities of our water and sewage service concessions. At December 31, 2002, this asset amounted to R$148.8 million.

Under our concession agreements we invested in the construction of water and sewage systems in these municipalities to meet our concession service commitments. Upon the unilateral termination of the Diadema and Mauá

concessions, our assets were impounded by the municipal authorities, which took on the responsibility of providing water and sewage services in these areas. At that time, we reclassified our property, plant and equipment balances relating to the impounded assets to long-term assets (compensation for concession termination) and recorded impairment charges to reduce the carrying value of the assets to amounts which we had contractually agreed as fair compensation with the relevant authorities. We do not consider these to be contingent assets or indemnification claims but rather as partial reimbursement for investments made under legally binding concession agreements and judicially enforceable contracts. Such amounts are recorded as non-current assets. If we treated them as contingent assets or claims, our shareholders’ equity would be reduced.

The amount receivable from the municipality of Diadema was determined by an agreement signed between us and the municipality in December 1996, before a court of law, to be received over a 15-year period. In 1996, we recorded a loss on disposal of these assets. The municipality of Diadema failed to pay the first installments and filed an action against us. A final judicial decision is pending.

The amount receivable from the municipality of Mauá relates to the compensation for the fair value of assets, based on an appraisal report, expropriated by the municipality of Mauá in 1995. We filed a legal action in 1996 to recover the value of our concession assets and loss of earnings, at which time the arbitration court appointed an appraisal expert. The appraisal expert’s valuation report has yet to be filed in court and a definitive ruling issued. In 1999, when the appraisal report was first made available to us, we recorded a loss on disposal of these assets. A preliminary hearing on the appraisal experts’ valuation report was held in February 2003. The court’s decision on the relevance of the arguments presented during this hearing is pending. A final decision is still pending.

No differences have been identified between accounting policies on compensation for concession termination adopted under Brazilian GAAP and under U.S. GAAP.

Property, plant and equipment

Valuation of long-lived assets

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets, within the context of the balance sheet as a whole, in order to assess potential asset impairment. In the event that such operating income is insufficient, within the context of the fixed asset group, to recover the depreciation due to permanent impairment of assets, the assets, or groups of assets, are written-down to recoverable values, preferably based on the projected discounted cash flows of future operations.

U.S. GAAP Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment of Long-lived Assets,” requires companies to periodically evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances warrant such a review. Companies are required to identify the smallest unit, or group, of assets at which cash flows generated by the group can be measured. The projected undiscounted cash flows from each such asset group is compared to its carrying value. A loss is recognized if the carrying value exceeds the fair market value of the assets for such group.

We review long-lived assets, primarily buildings and water and sewage systems to be held and used in our business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. We assess impairment on the basis of the projected recovery of depreciation charges through results of operations. We write down the carrying value of assets or groups of assets if and when appropriate.

Studies supporting the write-offs for obsolescence and abandonment of projects are conducted by our engineering department in the accounting period of the write-off based on undiscounted cash flow projections, and approved by our Board of Directors. We monitor the carrying value of our property, plant and equipment on an on-going basis and adjust the net book value to assure future projected operating revenues are sufficient to recover the carrying value of the assets. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets. When possible, depreciation rates are adjusted to take account of changes in estimated prospective depreciable lives as assets are replaced.

No adjustments have been included in the reconciliation from Brazilian GAAP to U.S. GAAP to take account of differences between the measurement criteria, because no impairment provisions were required based on analysis of cash flows measured at the smallest unit of assets group for which cash flow data is collected. Loss on write-off of property, plant and equipment arose primarily from adjustments upon withdrawal of concession assets, construction-in-progress projects which were deemed no longer to be economically feasible and obsolescence write-offs.

Concessions acquired

Beginning January 1, 1998, acquisitions of concession assets and concession rights from third parties have been accounted for at fair values as determined in technical appraisal reports. Accordingly, the purchase price, plus direct costs of acquisition, is allocated to assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.

Concession assets are amortized on a straight-line basis over the estimated periods in which revenue will be generated by such assets, which periods may not exceed the contractual term of the concession. The straight-line method of depreciation is modified to avoid backloading the charge in later years by estimating future disbursement commitments to meet our concession obligations.

No differences have been identified between accounting policies adopted for concessions acquired under Brazilian GAAP and under U.S. GAAP.

Contributions of property, plant and equipment

Contributions of property, plant and equipment by third parties (such as property owners) to allow us to supply water and sewage services are recorded in income. Occasionally, we issue common shares at market prices for the purchase of assets at fair value, principally from municipal authorities, which is recorded as a capital increase. Contributions of assets from our principal shareholder (the State Government) are recorded as a capital reserve.

No differences have been identified between accounting policies adopted for contributions of property, plant and equipment under Brazilian GAAP and under U.S. GAAP.

Construction-in-progress and capitalization of interest

Construction-in-progress projects are recorded at cost and are primarily construction projects under contract with third parties. For long-term projects, we capitalize the assets subject to these projects once our engineering department certifies that the project milestones have been achieved and we take delivery of the assets. We capitalize interest incurred on borrowings to the extent that borrowings do not exceed construction-in-progress, as a reduction of interest expense. In addition, in 2000 and 1999, we capitalized indexation charges associated with our real-denominated borrowings and foreign exchange losses on our foreign currency borrowings.

For purposes of the reconciliation to U.S. GAAP, in accordance with SFAS No. 34, “Capitalization of Interest Cost,” interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress, against a corresponding reduction in interest expense. Under U.S. GAAP, the amount of interest capitalized excludes the indexation charges associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings.

Pension plans

We sponsor a funded defined-benefit pension and benefits fund (“Plan G1”), which is operated and administered by SABESPREV—Fundação SABESP de Seguridade Social.

Consistent with current accounting practice under Brazilian GAAP, we have not recognized our actuarial obligation for pension liabilities in our financial statements prior to December 31, 2001. Pension amounts due to the pension plan were treated on an accrual basis as the obligations came due. However, following the issuance of a new accounting standard, we are required to record these actuarial obligations beginning in 2002. We had the option to account for these actuarial obligations at December 31, 2001 either against retained earnings or prospectively as a charge against earnings over five years. For the first year, any charge will be treated as an extraordinary item to be presented net of income tax effects. The standard requires comprehensive recording of pension expenses and obligations on an actuarial basis instead of, as was previously required, based on the required contributions for the relevant year. We elected to recognize the liability on a straight-line basis against earnings over the five years ending December 31, 2006. During 2002, pension costs charged to income totaled R$69.1 million, of which R$35.1 million (net of tax effects totaling R$18.1 million) was presented as “extraordinary item net of income tax and social contribution.” The remaining R$15.9 million was charged to cost of services rendered, general and administrative expenses and selling expenses.

In addition, Amendment No. 20, dated December 15, 1998, to the Brazilian Federal Constitution and subsequent regulations established thereunder provide that contributions made by state-owned companies to pension plans cannot exceed amounts contributed by beneficiaries under these pension plans. However, these regulations provide for an exception to this rule when a contribution is made by the state-owned company to encourage beneficiaries to change from a defined benefit plan to a defined contribution plan. In this case, the state-owned company is permitted to assume the existing deficit on behalf of the beneficiary. As legal precedents and interpretation of these regulations are not settled, we have not made any amendments to our estimated pension obligations.

For purposes of the reconciliation to U.S. GAAP, we have adopted the provisions of SFAS No. 87, “Employers’ Accounting for Pensions,” and have recognized the actuarial liability, based on the same assumptions used to determine the calculations for Brazilian GAAP purposes. In this respect, pension costs and obligations calculated under U.S. GAAP and Brazilian GAAP are not the same, mainly due to differences in the calculation method and the amortization period, among other matters. In addition, no extraordinary item is presented for U.S. GAAP purposes. Under U.S. GAAP, pension costs are allocated among cost of services rendered, selling expenses and general and administrative expenses.

For purposes of U.S. GAAP, the provisions of SFAS No. 87 for the purposes of calculating the funded status were applied. The accrued pension cost adjustments under Plan G1 at December 31, 1999 included a deduction for short-term debt owed to SABESPREV, which was considered as a negative contribution for SFAS No. 87 calculation purposes. In addition, the Plan G1 amount accrued under Brazilian GAAP for prior services is excluded for U.S. GAAP purposes. The changes introduced by Amendment No. 20 to the Federal Constitution as described above have not been treated as amendments or curtailments for SFAS No. 87 purposes.

Pursuant to a law enacted by the State Government, some employees who provided service to Sabesp prior to May 1974 and retired as employees of Sabesp acquired a legal right to receive supplemental pension payments (which rights are referred to as “Plan G0”); these amounts are paid by us and are claimed as a reimbursement from the State Government. No future obligation is recorded under Brazilian GAAP.

For purposes of U.S. GAAP, the liability for the future Plan G0 obligations has been determined under the actuarial criteria stipulated in SFAS No. 87. Consistent with the guidance in SEC Staff Accounting Bulletin Topic 5-T (“SAB No. 5-T”), we recognized as an expense the costs incurred by the State Government on our behalf in respect of the provision of pension costs payments made to these employees in recognition of the services rendered to Sabesp for which such payments are the remuneration. Amounts reimbursed to us by the State Government were accounted for as additional paid-in capital and a reduction of the actuarial liability to reflect gross benefits paid. The remaining unpaid reimbursable balance due from the State Government (effectively a subscription receivable) was charged off as a deduction to shareholders’ equity.

Several statistical and other factors which attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by Sabesp, within certain guidelines. In addition Sabesp’s actuarial consultants also use subjective factors such as withdrawal, turnover and mortality rates to estimate these factors. The actuarial assumptions used by Sabesp may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension expense recorded by Sabesp.

Certain Transactions with Controlling Shareholder

Reimbursement due from State Government

Reimbursement due from the State Government for pensions paid represent supplementary pensions (Plan G0) and leave benefits (sabbatical paid leave) that we pay, on behalf of the State Government, to former employees of the State Government-owned companies which merged to form Sabesp. These amounts are reimbursed to us by the State Government, as primary obligor. However, these amounts have been outstanding for a long period. As described under “—Accounts receivable and allowance for doubtful accounts” above, we account for these as current assets, and we do not reserve against such accounts receivable as we fully expect to recover these amounts and loss is not considered probable.

For U.S. GAAP purposes, these accounts receivable amounts are charged to income when paid, and recognized on a push-down basis as mentioned above. Reimbursements received are recognized as additional paid-in capital.

Accounts receivable from the State Government for water and sewage service provided

Certain accounts receivable from the State Government for water and sewage services provided to State-owned entities have been overdue for a long period. As described under “—Accounts receivable and allowance for doubtful accounts” above, we account for these as current assets, and we do not reserve against such accounts receivable as we fully expect to recover these amounts and loss is not considered probable.

No differences have been identified between accounting policies on accounts receivable and allowance for doubtful accounts adopted under Brazilian GAAP and under U.S. GAAP.

Use of certain assets owned by the State Government

We currently use certain reservoirs in the Alto Tietê System and the Billings and Guarapiranga reservoirs which are owned indirectly by the State Government. We currently do not pay any fees with respect to the use of these reservoirs. However, we are responsible for maintaining and meeting the operating costs of these reservoirs. If these facilities had not been made available for our use, we would have had to obtain water from more distant sources, which would be more costly. The State does not incur operating costs on our behalf.

The arrangement not to pay any fees to the State of São Paulo for the use of certain reservoirs of the Alto Tietê System is addressed by a number of formal agreements first entered into on March 31, 1992 and on April 24, 1997 and later amended on March 16, 2000 and on November 21, 2001. As part of the arrangement, we agreed to fund 100% of the estimated costs of the 1992 agreement (equal to R$27.8 million) and 75% of the 1997 agreement (equal to R$63.4 million) which was already disbursed, and the Government of the State of São Paulo, through the State Department of Water and Energy, agreed to fund approximately 25% of the estimated costs of the 1997 agreement (equal to R$21.1 million), to construct ducts, tunnels and other facilities to interconnect the Tietê River with the Biritiba and Jundiai reservoirs and other bodies of water in exchange for our use of the reservoirs during a 30-year period. The amendments to the 1997 agreement increased our obligations under such agreement by R$5.9 million.

We have the right to draw water and release emissions in the reservoirs in the Alto Tietê system during a 30-year period which began in 1997. We capitalize our expenditures on the facilities we construct. The project subject to the 1992 agreement was concluded and the assets entered operations in 1994. The project subject to the 1997 contract became operational in 2002 and is being depreciated for U.S. GAAP on a straight-line basis through 2027.

The arrangement for use of the Billings and Guarapiranga reservoirs is provided for through a grant issued by the State Department of Water and Energy. Sabesp has a right to use these reservoirs so long as Sabesp remains responsible for maintaining and meeting their operating costs.

Results of Operations

The following table sets forth, for the periods indicated, certain items in our statement of operations, each expressed as a percentage of net operating revenue:

	Year ended December 31,
	2000	2001	2002
Net operating revenue	100.0%	100.0%	100.0%
Cost of services rendered	(43.9)	(46.3)	(48.2)
Gross profit	56.1	53.7	51.8
Selling expenses	(9.9)	(9.7)	(10.2)
General and administrative expenses	(4.1)	(5.9)	(6.0)
Financial expenses, net	(22.0)	(32.2)	(60.4)
Operating profit (loss)	20.1	5.9	(24.8)
Non-operating income (expenses), net	(2.5)	(2.2)	(0.1)
Income (loss) before taxes on income	17.6	3.7	(24.9)
Income tax and social contribution	(2.1)	2.6	8.5
Extraordinary item, net of income tax and social contribution	—	—	(0.9)
Net income (loss)	15.5	6.3	(17.3)

2002 Compared to 2001

Net Operating Revenue

Net operating revenue for 2002 increased by R$332.4 million, or 9.7%, to R$3,767.1 million from R$3,434.8 million for 2001.

Water net operating revenue increased by R$179.0 million, or 8.8%, to R$2,221.2 million from R$2,042.3 million for 2001. This increase was primarily due to an average increase of 8.2% in tariffs, effective on August 1, 2002. The increase in water net operating revenue was also due to an increase of 4.2% in volume of water distributed, primarily relating to the return of customer consumption to regular levels following the end of the Brazilian energy consumption restrictions in March 2002.

Sewage net operating revenue increased by R$153.4 million, or 11.0%, to R$1,545.9 million from R$1,392.5 million for 2001. This increase was due primarily to increases in revenues from water services, because our sewage charges are generally fixed as a function of the monthly water charges. See “Item 4. Information on the Company—Tariffs.”

Cost of Services Rendered

Cost of services rendered for 2002 increased by R$224.5 million, or 14.1%, to R$1,815.0 million from R$1,590.4 million for 2001. As a percentage of net operating revenue, costs of services rendered increased to 48.2% for 2002 from 46.3% in 2001. The increase in cost of services was primarily due to the following factors:

•	an increase of R$74.0 million, or 12.8%, in payroll and related costs primarily resulting from (1) an 8.0% increase in salaries which took effect in May 2002, (2) a R$15.6 million increase in profit-sharing from R$11.3 million for 2001 to R$26.9 million for 2002, (3) the recognition in 2002 of pension and retirements benefits granted or to be granted to our employees totaling R$4.2 million and (4) the most recent collective bargaining agreement which changed the holiday benefits policy resulting in an increase of R$4.4 million in cost of services;

•	an increase of R$68.1 million, or 34.6%, in energy costs mainly due to an increase in electric power tariffs and consumption volumes;

•	an increase of R$40.3 million, or 8.7%, in depreciation expenses principally related to the commencement of operations of new water and sewage systems in the São Paulo Metropolitan Region in 2002;

•	an increase of R$19.0 million, or 32.3%, in the costs of materials used in the treatment of water and sewage. The increase in cost was largely a result of the recent drought, which led to lower quality water in 2002 as compared to 2001 and so increased our need for these materials. The increase was also due to an increase in prices of these materials; and

•	an increase of R$13.0 million, or 6.5%, in the costs of third-party services, mainly for technical maintenance services.

Gross Profit

As a result of the above factors, gross profit for 2002 increased by R$107.8 million, or 5.8%, to R$1,952.2 million from R$1,844.3 million for 2001. As a percentage of net operating revenue, gross profit decreased to 51.8% for 2002 from 53.7% for 2001.

Selling Expenses

Selling expenses for 2002 increased by R$52.5 million, or 15.8%, to R$385.1 million from R$332.6 million for 2001. As a percentage of net operating revenue, selling expense increased to 10.2% for 2002 from 9.7% for 2001.

The increase in selling expenses was primarily due to the following factors:

•	an increase of R$21.2 million, or 31.1%, in the costs of third-party services, mainly for technical maintenance services and costs related to recovery of accounts receivable;

•	an increase of R$20.0 million, or 24.8%, in payroll and related costs primarily resulting from (1) an 8.0% increase in salaries which took effect in May 2002, (2) a R$2.3 million increase in profit-sharing from R$1.7 million for 2001 to R$4.0 million for 2002, (3) the recognition in 2002 of pension and retirements benefits granted or to be granted to our employees totaling R$0.6 million and (4) the most recent collective bargaining agreement, which changed the holiday benefits policy resulting in an increase of R$1.0 million in cost of services; and

•	an increase of R$9.1 million, or 5.9%, in allowance for doubtful accounts expense in 2002, which is recorded under selling expenses. The higher allowance for doubtful accounts expense in 2002 reflects an increase in direct write-offs (net of recoveries) of overdue accounts receivable from small customers in 2002 as compared to 2001. The higher direct write-off level was partially offset by a lower charge for the provision (net of recoveries) of approximately R$89.6 million in respect of overdue accounts receivable from large customers as well as municipalities to which we provide water on a bulk basis.

General and Administrative Expenses

General and administrative expenses for 2002 increased by R$22.9 million, or 11.3%, to R$226.0 million from R$203.1 million for 2001. As a percentage of net operating revenue, general and administrative expenses increased to 6.0% for 2002 from 5.9% for 2001. The increase in general and administrative expenses primarily reflected:

•

an increase of R$11.6 million, or 14.2%, in payroll and related costs due to an 8.0% increase in salaries which took effect in May 2001 as well as a R$2.2 million increase in profit-sharing from R$1.6 million for 2001 to R$3.8 million for 2002, a recognition of R$1.1 million relating to the liability of pension and retirement benefits granted or to be granted to employees after retirement, described in note 13 of our audited financial statements. In addition, revisions to vacation policy contained in our most recent annual collective bargaining agreement increased general and administrative expenses by R$0.6 million; and

•	an increase of R$6.6 million in general expense costs. The increase in general expense costs was primarily attributable to an increase in provision for contingencies.

Financial Expenses, Net

Net financial expenses consist principally of interest on our indebtedness, foreign exchange losses in respect of indebtedness and inflation-based indexation charges relating to indebtedness, offset partially by interest income on cash and time deposits and inflation-based indexation accruals mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Net financial expenses for 2002 increased by R$1,171.1 million, or 106.0%, to R$2,276.3 million from R$1,105.2 million for 2001. As a percentage of net operating revenue, net financial expenses increased to 60.4% for 2002 from 32.2% for 2001.

The absolute and relative increases in net financial expenses were primarily due to a higher foreign exchange loss in 2002 as compared to 2001, reflecting the effects on our foreign currency-denominated debt of the significant devaluation of the real against the U.S. dollar in 2002. Foreign exchange loss increased to R$1,345.3 million for 2002 as compared to the foreign exchange loss of R$387.0 million in 2001.

Interest and other charges on real- and foreign-currency loans and financings for 2002 increased by R$123.0 million, or 20.0%, to R$738.1 million from R$615.1 million for 2001. This increase was principally due to:

•	an increase of R$37.2 million of interest and other charges related to an increase in foreign-currency denominated indebtedness when translated into reais as a result of the depreciation of the real against the U.S. dollar in 2002, even though the aggregate principal amount of our U.S. dollar-denominated debt declined during 2002; and

•	an increase of R$85.7 million of interest and other charges related to indexation-based increases in the principal amount of our real-denominated debt in 2002.

At December 31, 2002, all of our real-denominated debt was floating rate debt and indexed to take into account the effects of inflation.

Interest income for 2002 increased by R$8.7 million, or 14.4%, to R$69.0 million from R$60.3 million for 2001. This increase was primarily due to higher average balances of cash and time deposits.

In addition, indexation accruals relating to overdue accounts receivable increased by R$34.8 million to R$78.2 million for 2002 as compared to R$43.4 million for 2001. This increase was principally due to a renegotiation of existing agreements with some customers to pay overdue accounts receivable over time based on inflation-based indexation arrangements.

Operating Profit (Loss)

As a result of the above factors (including, in particular, foreign exchange losses), the operating loss for 2002 totaled R$935.3 million as compared to the operating profit of R$203.4 million for 2001.

Non-Operating Income (Expenses), Net

Net non-operating expenses for 2002 decreased by R$73.5 million, or 95.6%, to R$3.4 million from R$76.9 million for 2001. The non-operating expenses were primarily due to a R$16.5 million net loss on dispositions and write-offs of obsolete and other non-productive fixed assets in 2002 as compared to a net loss of R$84.9 million in 2001.

The decrease in net non-operating expenses was partially the result of an increase of R$5.4 million, or 43.8%, to R$17.2 million in 2002, from R$11.8 million in non-operating income in 2001. This increase, in turn, was primarily due to increases in donations of property, plant and equipment and income from the provision of technical assistance to municipalities where we do not provide water and sewage services.

Income Tax and Social Contribution

Income tax and social contribution benefit for 2002 increased by R$233.6 million, or 260.4%, to R$323.3 million from R$89.7 million for 2001.

Although for 2001 we had pre-tax income, we had an income tax benefit which was directly related to the interest attributed to shareholders’ equity paid and or accrued within that year which was not charged to pre-tax income as it is treated in a manner similar to a dividend but generates a tax deductible expense. Such benefit amounted to R$166.5 million, representing approximately 131.6% of the R$126.5 million pre-tax income in 2001.

For 2002, although the tax effect arising from interest attributed to shareholder’s equity decreased to R$36.8 million, the pre-tax loss amounting to R$938.7 million was the primary reason for the R$233.6 million increase in income tax and social contribution benefit for the year. See “Interest Attributed to Shareholders’ Equity” above.

For both 2002 and 2001, the statutory composite tax rate was 34%.

Extraordinary Item

In accordance with the requirements of the Brazilian securities commission, under CVM Deliberation No. 371/2000, we have elected to recognize the actuarial liability calculated at December 31, 2001 with respect to our defined benefits pension plan (Plan G1) on a straight-line basis against earnings over the five years ending December 31, 2006.

Under this CVM Deliberation, the first-year expense recognition is presented as an extraordinary item of R$35.1 million (net of tax effects of R$18.1 million). Although the Brazilian securities commission required this expense recognition to be presented as an extraordinary item in our financial statements for 2002, the first year, the expense recognition is required to be recorded against cost of sales, selling expense and general and administrative expenses in the remaining four-year period.

Net Income (Loss)

As a result of the above factors, we had a net loss for 2002 of R$650.5 million, compared to net income of R$216.2 million for 2001.

2001 Compared to 2000

Net Operating Revenue

Net operating revenue for 2001 increased by R$79.0 million, or 2.4%, to R$3,434.8 million from R$3,355.8 million for 2000.

Water net operating revenue increased by R$47.3 million, or 2.4%, to R$2,042.3 million from R$1,995.0 million for 2000. This increase was primarily due to an average increase of 13.1% in tariffs, effective on June 1, 2001. The increase in water net operating revenue was partially offset by a decline of 2.6% in volume of water distributed primarily as a result of:

•	the Brazilian government electricity rationing program established in the State of São Paulo, as well as in other States, in the second quarter of 2001, which caused a reduction in the average water consumption of our customers; and

•	our water conservation educational program to increase public awareness of the importance of preserving water and avoiding waste, begun in 1996, which has been reducing water consumption by our customers (which we refer to as our “water conservation program”).

Our water tariffs for each customer generally increase as and to the extent that the customer’s consumption of water increases. As a result of the above-mentioned decrease in average consumption by our customers, our average revenue per customer has also decreased.

Sewage net operating revenue increased by R$32.2 million, or 2.4%, to R$1,392.5 million from R$1,360.8 million for 2000. This increase was due primarily to increases in revenues from water services, because our sewage charges are generally fixed as a function of the monthly water charges. See “Item 4. Information on the Company—Tariffs.”

Net operating revenue did not reflect any tariff increases in 2000 and only reflected a tariff increase from June 1, 2001. We did not increase tariffs in 2000 due to a State policy for that year of not increasing tariff rates for many public services.

Cost of Services Rendered

Cost of services rendered for 2001 increased by R$116.3 million, or 7.9%, to R$1,590.4 million from R$1,474.1 million for 2000. As a percentage of net operating revenue, costs of services rendered increased to 46.3% for 2001 from 43.9% in 2000. The increase in cost of services was primarily due to the following factors:

•	an increase of R$26.9 million, or 4.9%, in payroll and related costs as a result of the 5.4% increase in salaries which took effect in May 2001 which was partially offset by a R$10.6 million decrease in profit-sharing from R$21.9 million for 2000 to R$11.3 million for 2001;

•	an increase of R$26.6 million, or 15.4%, in the costs of third-party services, mainly for technical maintenance services and technical and professional services;

•	an increase of R$21.0 million, or 4.7%, in depreciation expenses principally related to the commencement of operations of new water and sewage systems in the São Paulo Metropolitan Region in the second half of 2000 and in 2001;

•	an increase of R$16.7 million, or 9.3%, in energy costs mainly due to an increase in electric power tariffs; and

•	an increase of R$13.2 million, or 29.0%, in the costs of materials used in the treatment of water and sewage. The increase in cost was largely a result of the recent drought, which led to lower quality water in 2001 as compared to 2000 and so increased our need for these materials. The increase was also due to an increase in prices of these materials.

Gross Profit

As a result of the above factors, gross profit for 2001 decreased by R$37.4 million, or 2.0%, to R$1,844.3 million from R$1,881.7 million for 2000. As a percentage of net operating revenue, gross profit decreased to 53.7% for 2001 from 56.1% for 2000.

Selling Expenses

Selling expenses for 2001 decreased by R$0.1 million, or 0.04%, to R$332.6 million from R$332.7 million for 2000. As a percentage of net operating revenue, selling expense decreased to 9.7% for 2001 from 9.9% for 2000.

The decrease in selling expenses was primarily due to a R$36.5 million, or 19.2%, decrease in allowance for doubtful accounts expense in 2001, which is recorded under selling expenses. The lower allowance for doubtful accounts expense in 2001 reflects a 96.6% decrease in direct write-offs (net of recoveries) of overdue accounts receivable from small customers to R$3.1 million in 2001 from R$62.4 million in 2000, due to a recovery in the amount of R$46.0 million received in 2001 from the City of São Paulo.

The lower direct write-off level was partially offset by higher provision (net of recoveries) of approximately R$150.7 million, or 15.6%, in respect of overdue accounts receivable from large customers as well as municipalities to which we provide water on a bulk basis, as compared to the provision of R$127.9 million for the corresponding period in 2000.

The decrease in the allowance for doubtful accounts expense was partially offset by the following factors:

•	an increase of R$18.6 million, or 37.4%, in third-party services costs, mainly related to expanded hiring of collection agencies to collect overdue accounts receivable, increased use of outside service providers to read water and sewage meters and deliver bills to customers, technical maintenance of our water and sewage connections and expenses in reforming our commercial layouts;

•	an increase of R$12.3 million, or 18.0%, in payroll and related costs as a result of the salary increases mentioned above; and

•	an increase of R$4.3 million, or 21.6%, in general expense costs related to a R$4.8 million provision in connection with a claim for incorrect billing of water and sewage services made by several condominium buildings in the City of São Paulo.

We are continuing our efforts to recover write-offs and other overdue accounts receivable from our customers, including, among other measures, increased use of collection agencies to collect overdue accounts receivable. During 2001, we recovered R$131.9 million of the total allowance for doubtful accounts provision as compared to R$88.6 million during the corresponding period in 2000.

General and Administrative Expenses

General and administrative expenses for 2001 increased by R$65.8 million, or 47.9%, to R$203.1 million from R$137.3 million for 2000. As a percentage of net operating revenue, general and administrative expenses increased to 5.9% for 2001 from 4.1% for 2000. The increase in general and administrative expenses primarily reflected:

•	an increase of R$50.5 million, or 161.6%, in payroll and related costs. The increase was largely a result of a reversal of a R$47.8 million labor-related contingency provision in 2000, which was the result of a favorable judicial decision in litigation that had been brought against us by SINTAEMA, our employees’ largest labor union. The increase in payroll and related costs was also due to a 5.4% increase in salaries which took effect in May 2001; and

•	an increase of R$16.6 million in general expense costs. The increase in general expense costs was primarily attributable to a R$22.3 million provision for a disputed tax on revenues (FINSOCIAL). We established the provision in 2001 in anticipation of a possible adverse judicial decision in this pending tax case that is expected to be rendered in 2002.

Financial Expenses, Net

Net financial expenses consist principally of interest on our indebtedness, foreign exchange losses in respect of indebtedness and inflation-based indexation charges relating to indebtedness, offset partially by interest income on cash and time deposits and inflation-based indexation accruals mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Net financial expenses for 2001 increased by R$367.5 million, or 49.8%, to R$1,105.2 million from R$737.7 million for 2000. As a percentage of net operating revenue, net financial expenses increased to 32.2% for 2001 from 22.0% for 2000.

The absolute and relative increases in net financial expenses were primarily due to a higher foreign exchange loss in 2001 as compared to 2000, reflecting the effects on our foreign currency-denominated debt of the significant devaluation of the real against the U.S. dollar in 2001. Foreign exchange loss increased to R$387.0 million for 2001 as compared to the foreign exchange loss of R$158.5 million in 2000.

Interest and other charges on real- and foreign-currency loans and financings for 2001 increased by R$81.0 million, or 15.2%, to R$615.1 million from R$534.1 million for 2000. This increase was principally due to:

•	an increase of R$34.1 million of interest and other charges related to an increase in foreign-currency denominated indebtedness when translated into reais as a result of the depreciation of the real against the U.S. dollar in 2001, even though the aggregate principal amount of our U.S. dollar-denominated debt declined during 2001; and

•	an increase of R$46.9 million of interest and other charges related to indexation-based increases in the principal amount of our real-denominated debt in 2001.

At December 31, 2001, all of our real-denominated debt provided for inflation-based increases in the respective principal amounts of that debt, which increases are determined by reference to the Taxa Referencial—TR (daily government interest rate) plus an agreed margin.

Interest income for 2001 increased by R$2.3 million, or 4.0%, to R$60.3 million from R$58.0 million for 2000. This increase was primarily due to higher average balances of cash and time deposits.

In addition, indexation accruals relating to overdue accounts receivable decreased by R$3.8 million to R$43.4 million for 2001 as compared to R$47.2 million for 2000. This decrease was principally due to a renegotiation of existing agreements with some customers to pay overdue accounts receivable over time based on inflation-based indexation arrangements.

Operating Profit (Loss)

As a result of the above factors (including, in particular, foreign exchange losses), the operating profit for 2001 totaled R$203.4 million as compared to the operating profit of R$673.9 million for 2000.

Non-Operating Income (Expenses), Net

Net non-operating expenses for 2001 decreased by R$5.4 million, or 6.5%, to R$76.9 million from R$82.3 million for 2000. As a percentage of net operating revenue, net non-operating expenses decreased to 2.2% for 2001 from 2.5% for 2000. The non-operating expenses were primarily due to a R$84.9 million net loss on dispositions and write-offs of obsolete and other non-productive fixed assets in 2001 as compared to R$118.7 million in 2000.

The decrease in net non-operating expenses was partially offset by a decrease of R$12.2 million, or 51.3%, to R$11.6 million from R$23.8 million in non-operating income in 2000. This decrease was, in turn, primarily due to the gain on the sale of investments which were available for sale in the amount of R$10.1 million in 2000 and the absence of sales of equity investments in 2001.

Income Tax and Social Contribution

For 2001, we had an income tax and social contribution benefit of R$89.7 million as compared to an income tax and social contribution expense of R$70.2 million for 2000, although for both 2001 and 2000 we had pre-tax income. This difference was primarily due to the increase, as a percentage of pre-tax income in 2001 as compared to 2000, in our income tax and social contribution benefit from interest attributed to shareholders’ equity. For 2001 such benefit amounted to R$166.5 million, representing approximately 131.6% of the R$126.5 million pre-tax income. For 2000 such benefit amounted to R$183.5 million, representing approximately 31.0% of the R$591.6 million pre-tax income. This tax benefit is directly related to the interest attributed to shareholders’ equity paid and or accrued within each year which is not charged to pre-tax income as it is treated in a manner similar to a dividend but generates a tax deductible expense.

Although we had pre-tax income, we had an effective income tax benefit rate of 70.9% in 2001 based upon our income before taxes on income. In 2000 we had an effective income tax expense rate of 11.9% based upon our income before taxes on income. For both 2001 and 2000 the statutory composite tax rate was 34%. Our effective income tax benefit and expense rate principally reflected the tax benefit of paying dividends in the form of interest attributed to shareholders’ equity. See “Interest Attributed to Shareholders’ Equity” above.

Net Income (Loss)

As a result of above factors, we had a net income for 2001 of R$216.2 million, compared to net income of R$521.4 million for 2000.

Liquidity and Capital Resources

Our principal liquidity and capital resources requirements include the following:

•	debt-service obligations relating to our indebtedness;

•	capital expenditures to maintain, improve and expand our water and sewage systems, including an estimated R$3.9 billion during the period from 2003 to 2007;

•	payment of pension plan and other employee benefits, including pension plan payments to certain of our former employees on behalf of the State Government; and

•	dividend payments and other distributions to our shareholders, including the State of São Paulo.

Our primary sources of liquidity and capital resources consist of the following:

•	funds generated by operations;

•	borrowings from Brazilian federal and state governmental financial institutions, such as Caixa Econômica Federal (a Brazilian government-owned bank);

•	financing from multilateral organizations, such as the World Bank and the Inter-American Development Bank; and

•	financings in the domestic and international capital and lending markets.

We believe that we have sufficient sources of liquidity and capital to meet our anticipated debt-service, capital expenditure and other requirements for the next few years, although we cannot assure you in this regard.

We generate substantial funds from our operations. We generated cash provided by operating activities of R$1,744.1 million in 2000, R$1,700.6 million in 2001 and R$1,764.9 million in 2002. We sustained a R$235.6 million net loss in 1999, we had net income of R$521.4 million in 2000 and R$216.2 million in 2001 and a net loss of R$650.5 million in 2002.

We have not immediately realized cash from a significant portion of our accounts receivable, primarily accounts receivable owed by the State of São Paulo and certain municipal governments. We do not reflect these accounts receivable in net cash provided by operating activities until cash is actually received by us.

We signed a protocol of understanding in September 1997 with the State of São Paulo which provides for the settlement of unpaid accounts receivable for water and sewage services due from the State using dividends payable by us to the State as one of our shareholders. We have in the past applied dividends in the form of interest attributed to shareholders’ equity due to the State of São Paulo to settle a corresponding amount of unpaid accounts receivable. At a meeting held on January 30, 2002, our Board of Directors declared dividends, in the form of interest attributed to shareholders’ equity, in an aggregate amount of R$489.8 million. This distribution was paid on June 25, 2002, to shareholders of record as of February 7, 2002. Accordingly, the State of São Paulo was entitled to receive R$432.7 million of this distribution and Sabesp paid the State R$347.3 million of this amount.

Under the September 1997 protocol of understanding and the December 2001 agreement described below, the State applied approximately R$202.3 million of the dividend paid to the State of São Paulo to settle current accounts receivable owed by the State or its controlled entities. The remaining share of the dividend that the State was entitled to has been withheld by Sabesp pending the State’s payment of certain accounts payable owing to Sabesp.

On April 29, 2002, our Board of Directors declared dividends, in the form of interest attributed to shareholders’ equity, in an aggregate amount of R$108.2 million, to be paid in June 2003 to shareholders of record as of June 17, 2002. We expect the State to apply the entire amount of this declared dividend payable to the State, or R$77.4 million, to Sabesp in respect of current and future accounts receivable owed to us by the State or its controlled entities.

On April 24, 2003, our Board of Directors declared dividends, in the form of interest attributed to shareholders’ equity, in an aggregate amount of R$40.2 million, to be paid within 60 days after our 2004 annual shareholders’ meeting to shareholders of record as of May 8, 2003. On May 29, 2003, our Board of Directors declared dividends, in the form of interest attributed to shareholders’ equity, in an aggregate amount of R$118.2 million, to be paid within 60 days after our 2004 annual shareholders’ meeting to shareholders of record as of June 16, 2003. We currently are not able to determine the amount, if any, of its portion of these declared dividends that the State will apply to current and future accounts receivable owed to us by the State or its controlled entities.

In December 2001, we entered into an agreement with the State Government under which the State, among other things, agreed to transfer the reservoirs in the Alto Tietê System in exchange for the cancellation of a portion of accounts receivable then due from the State and reimbursement then due from the State Government for pensions paid by us. The transfer of assets contemplated by this agreement will be a non-cash transaction.

Under the December 2001 agreement, in July and August 2002, a State-owned construction company, on behalf of the State, and an independent appraisal firm, on behalf of Sabesp, presented their valuation reports relating to the reservoirs. The appraisals contained in these reports were in the amounts of R$335.8 million and R$341.2 million, respectively. Under the December 2001 agreement, the arithmetic average of these appraisals will be deemed to be the fair value of the reservoirs. Since we have made investments in these reservoirs, the arithmetic average of the appraisals submitted to our Board of Directors, R$300.9 million, was net of a percentage corresponding to these investments. Our Board of Directors approved the valuation reports and they will be submitted for approval to an extraordinary general meeting of shareholders, which is expected to be held during 2003. However, we cannot assure you as to when a final determination as to the fair value of these reservoirs will be made, when the transfer of the reservoirs will occur or when cancellation of accounts receivable will take place.

The December 2001 agreement also provided that the legal advisors of the State Finance Secretariat would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to Sabesp by the State. Sabesp’s management does not expect these analyses to differ significantly from the amounts we have recorded in respect of these amounts. The commencement of payments with respect to pension amounts owed to Sabesp by the State has been postponed until these analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs described above are formalized. Under the December 2001 agreement, the original first payment was to be made in July 2002. We cannot assure you as to when agreement among the parties will be reached or when the State will commence making payments in respect of these pension amounts.

We anticipate that net cash provided by operating activities will continue to be the single largest source of liquidity and capital resources in future years and financial periods.

At December 31, 2002, our domestic debt of approximately R$4,217.1 million consisted primarily of real-denominated loans from federal and State Government-owned banks (in particular, Banco do Brasil S.A. and Caixa Econômica Federal), and debentures issued in March 1999, June 2001 and April 2002. At December 31, 2002, our foreign currency-denominated debt of approximately R$3,708.0 million consisted principally of US$425.6 million in loans from the Inter-American Development Bank and US$56.3 million in loans from the World Bank, US$275 million aggregate principal amount of 10% Notes Due 2005 sold in the international capital markets in July 1997, US$200.0 million aggregate principal amount of 12% Notes Due 2003 sold in these markets in June 2000 and an aggregate of US$60.0 million in syndicated loans. See note 8 to our audited financial statements.

At December 31, 2002, we had approximately R$6,592.7 million in long-term debt outstanding (excluding the current portion of long-term debt), of which approximately R$2,596.0 million consisted of foreign currency-denominated long-term debt. Substantially all of the foreign currency-denominated debt was denominated in U.S. dollars or baskets of foreign currencies. We anticipate that we may incur substantial amounts of foreign currency-denominated indebtedness in the future, among other things, to refinance a portion of our more expensive real-denominated indebtedness, to refinance our foreign currency-denominated debt and to finance our capital expenditure program. In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency-denominated debt and other obligations could be adversely affected, particularly as our tariff and other revenues are based solely in reais.

We had outstanding short-term debt of approximately R$1,332.5 million at December 31, 2002, representing the current portion of our long-term debt. At December 31, 2002, approximately R$1,112.0 million of this short-term debt was denominated in foreign currencies.

Our outstanding long-term debt at December 31, 2002 included approximately R$1,332.5 million due during 2003, approximately R$960.0 million due during 2004, approximately R$1,630.5 million due during 2005, approximately R$606.4 million due during 2006, approximately R$514.4 million due during 2007 and approximately R$2,881.4 million due during 2008 or thereafter. We believe that we can service this maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders. Our borrowings are not affected by seasonality. For information concerning the current interest rates borne by our outstanding indebtedness, see note 9 to our audited financial statements.

All of our real-denominated debt is indexed to take into account the effects of inflation. Most of our real-denominated debt provides for inflation-based increases in the respective principal amounts of that debt, which increases are determined by reference to the Taxa Referencial—TR (daily government interest rate) plus an agreed margin.

We are subject to covenants under agreements evidencing or governing our outstanding indebtedness, including those set forth in a loan agreement with the Inter-American Development Bank, the indentures relating to the 10% Notes Due 2005 and the 12% Notes Due 2003 and the loan agreements relating to the syndicated loans. Each of these agreements contains, among other provisions, limitations on our ability to incur debt. The indentures relating to the 10% Notes Due 2005 and the 12% Notes Due 2003 are the most stringent of these debt agreements. Both of these indentures prohibit, subject to some exceptions, the incurrence of additional debt in the event that (1) the ratio of Indebtedness to Adjusted Capitalization (as defined therein) is greater than 0.42x or (2) the Debt Service Coverage Ratio (as defined therein) is less than 2.50x. These ratios are calculated using financial statements prepared under the constant currency method (which is an accounting methodology that differs from Brazilian GAAP and that incorporates inflation accounting no longer commonly used in Brazil). We do not believe that these covenants will impose constraints on our ability to finance our capital expenditure program or, more generally, to develop our business and enhance our financial performance. As of December 31, 2002, our ratio of Indebtedness to Adjusted Capitalization was 0.33x and our Debt Service Coverage Ratio was 2.56x, in each case as calculated in accordance with the above-mentioned indentures.

We are currently in compliance with covenants contained in the agreements evidencing or governing all of our outstanding indebtedness. We previously were not in compliance with some operational and financial covenants, including a covenant relating to the age of overdue accounts receivable, contained in one loan agreement with the World Bank. We obtained waivers in respect of these covenants from the World Bank through year-end 1998, when these covenants ceased to apply to us.

We have a number of agreements with the Caixa Econômica Federal to provide us with an aggregate of approximately R$550.2 million in financing for our capital expenditure program, of which we had drawn R$521.5 million as of December 31, 2002. We have pledged amounts in certain bank accounts into which customers pay their water and sewage bills as collateral for these loans. We are entitled to draw upon these facilities during the next few years. While we also anticipate that Caixa Econômica Federal will provide additional financing for our capital expenditure program, we have not entered into definitive documentation for these financing facilities. Accordingly, we cannot assure you that these facilities will be available to meet a portion of our financing requirements.

In August 2000 we entered into an agreement with the Inter-American Development Bank for US$200.0 million in loans to be funded through 2005 to finance portions of our capital expenditure program. Under this agreement, we are loaned funds to match our capital expenditures. At December 31, 2002, US$17.4 million had been drawn down and was outstanding under this agreement. In addition, in August 2002 we entered into a loan agreement and an onlending agreement with BNDES in the amounts of R$60 million and R$180 million, respectively, to finance portions of our capital expenditure program. Under the onlending agreement, funds are loaned by BNDES to the agents parties to the agreement, which, in turn, lend us the funds. These two agreements are collateralized by part of our revenues from water and sewage services. At December 31, 2002, we had drawn down R$4.1 million under these two agreements.

We are currently negotiating with the Japan Bank for International Cooperation, BNDES and Caixa Econômica Federal for additional loans to finance portions of our capital expenditure program.

Our borrowings from multilateral institutions, such as the World Bank, the Inter-American Development Bank and the Japan Bank for International Cooperation, have in the past been, and in the future are likely to be, guaranteed by the Government of the State of São Paulo or the Federal Government. We do not pay fees for these guarantees. We do not have any contractual or other right to continue receiving guarantees of the State or the Federal Government. If we could no longer obtain these guarantees, we would lose access to funding from these sources, which are generally on favorable terms.

Brazilian regulations provide that a state-owned company, such as Sabesp, must, subject to some exceptions, use the proceeds of “external credit operations” (i.e., foreign currency borrowings) to refinance outstanding financial obligations. Until so used, these proceeds must be deposited as directed by the Central Bank. The deposit requirement does not apply in the case of import financing and financing transactions involving multilateral and official organizations, such as the World Bank and the Inter-American Development Bank.

Our cash disbursements for purchases of property, plant and equipment under our capital expenditure program totaled approximately R$586.0 million in 2002, as compared with approximately R$694.6 million in 2001 and R$596.3 million in 2000. The lower capital expenditures in 2000 reflected our postponement of several projects due primarily to the difficult economic conditions in Brazil resulting from the devaluation of the real. The increase in 2001 was the result of the commencement of new and postponed projects. Our capital expenditure program will require total expenditures by us of approximately R$3.9 billion in the period from 2003 through 2007, including approximately R$656.0 million in 2003 and R$709.0 million in 2004.

We have been making State-mandated special retirement and pension payments to certain former employees who were employed by our predecessor entities prior to May 1974. These special payments totaled R$77.6 million in 2002, R$72.8 million in 2001 and R$69.3 million in 2000. The State of São Paulo is required to reimburse us for such amounts, but has generally not been paying us on a current basis. The State of São Paulo’s obligation to us for these amounts is recorded under reimbursement due from State Government for pensions paid on the balance sheet and totaled R$83.2 million at December 31, 2002. The special payments to former employees made by us are not reflected in our statement of operations, but nonetheless represent a significant component of our liquidity requirements. Although we have had discussions with the State of São Paulo regarding more timely reimbursement for the special payments to former employees, including the negotiation of the December 2001 agreement described above, we cannot assure you as to when or whether such payments will be made by the State. We may continue to be held responsible for these special payments to former employees, even if the State of São Paulo stops reimbursing us with respect to these payments.

We did not make payments in respect of certain Brazilian federal income tax and social contribution liabilities during the period from 1991 to mid-1996 mainly because we were contesting certain assessments by the federal tax authorities and, in the case of 1993 and 1994, because we did not have sufficient funds to meet all of our then existing liquidity and capital resources requirements. Under the REFIS tax recovery program, we recently entered into a new agreement with the Brazilian tax authorities regarding these tax obligations and have agreed to make payments on them in monthly installments ending in 2005. We are also required to pay interest on the unpaid balance of this tax liability. At December 31, 2002, the total tax liability to be paid on the installment basis amounted to approximately R$136.9 million. See “Item 8. Financial Information—Legal Proceedings—Tax Proceedings” and note 10 to our audited financial statements. Payments in respect of this aggregate tax liability continue to constitute a liquidity and capital resource requirement which must be satisfied.

We may conduct primary offerings of our equity securities in the future to generate proceeds for use by us to satisfy a portion of our liquidity and capital resource requirements. However, we cannot predict whether the State of São Paulo, as our controlling shareholder, will authorize equity offerings by us or whether any such offerings in the future will constitute a significant source of funds for us. We anticipate that the State of São Paulo, which is required by applicable law to hold two-thirds of our common shares, will continue to retain substantial ownership and control of our company.

The following table summarizes Sabesp’s significant contractual obligations and commitments that affect its liquidity:

	Payments due by period
	2003		2004 - 2005		2006 and thereafter		Total
	(in millions)
Contractual obligations:
Long-term debt, including current portion(1)	R$	1,332.5	R$	2,590.5	R$	4,002.1	R$	7,925.1
Operating leases(2)		17.4		8.4		2.0		27.8
Pension plan obligations—Plan G1(3)		11.0		22.0		252.8		285.8
Pension plan obligations—Plan G0(3)		77.6		155.2		726.4		959.2
Tax Recovery Program (REFIS)(4)		63.2		73.7		—		136.9
Capital expenditure commitments(5)		450.6		424.2		15.2		890.0
Take-or-pay contracts for electrical energy(6)		64.8		18.5		1.1		84.4

Total contractual cash obligations	R$	2,017.1	R$	3,292.5	R$	4.999.6	R$	10,309.2

(1)	Long-term debt is presented in note 9 to our audited financial statements.
(2)	Operating leases are presented in note 14(g) to our audited financial statements.
(3)	Pension plan obligations and actuarial amounts are presented in note 22VI(a) and (b) to our audited financial statements.
(4)	The REFIS Tax Recovery Program is presented in note 10 to our audited financial statements.
(5)	Capital expenditure commitments are presented in note 14(f) to our audited financial statements.
(6)	Take-or-pay contracts for electrical energy are presented in note 14(h) to our audited financial statements.

U.S. GAAP Reconciliation

Our net income (loss) in accordance with Brazilian GAAP was R$521.4 million in 2000, R$216.2 million in 2001 and R$(650.5) million in 2002. Under U.S. GAAP, we would have reported net income (loss) of R$284.4 million in 2000, R$16.7 million in 2001 and R$(847.6) million in 2002.

Our shareholders’ equity in accordance with Brazilian GAAP totaled R$7,996.7 million at December 31, 2001 and R$7,246.5 at December 31, 2002. Under U.S. GAAP, we would have reported shareholders’ equity of R$6,893.3 million at December 31, 2001 and R$5,945.8 at December 31, 2002.

The principal differences between Brazilian GAAP and U.S. GAAP that affect our net income (loss) in 2000, 2001 and 2002, as well as shareholders’ equity at December 31, 2001 and 2002, relate to the treatment of the following items:

•	additional inflation restatements and related depreciation which would be mandated by U.S. GAAP (but which are not permitted under Brazilian GAAP) for 1996 and 1997 in recognition of Brazil’s status as a highly inflationary country in those years;

•	revaluations of property, plant and equipment recorded in 1990 and 1991 under Brazilian GAAP, which would be reversed and partially replaced by supplemental inflation restatements based upon a general price index (IGP-M) for periods prior to 1990 under U.S. GAAP;

•	pension plan (Plan G0) payments and other employee benefits for former employees of our predecessor companies which are obligations of the State of São Paulo and which are not treated as our expenses under Brazilian GAAP, but which would be required to be treated as our expense on an actuarial basis under U.S. GAAP;

•	pension plan (Plan G1) expenses which, through December 31, 2001, were recognized on an accrual basis only to the extent of required contributions for the relevant year or financial period under Brazilian GAAP, but which would be required to be fully recorded on an actuarial basis under U.S. GAAP. Since January 1, 2002 under Brazilian GAAP, recognition on an actuarial basis is required. There are some differences as compared with U.S. GAAP, basically regarding the calculation method, amortization period and recognition rules, resulting in different pension cost obligation; and

•	additional accounting items, including, among others, capitalized interest, expensing of deferred charges and deferred taxes.

See note 22 to our audited financial statements for a description of these differences as they relate to us and a reconciliation of net income (loss) and total shareholders’ equity from Brazilian GAAP to U.S. GAAP.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management

Under our by-laws and the Brazilian corporation law, we are managed by our Board of Directors, which currently consists of nine directors, and a Diretoria, or Executive Committee, which currently consists of five executive officers.

As the majority shareholder of Sabesp, the Government of the State of São Paulo has the ability to control the election of the Board of Directors and, therefore, the direction and future operations of Sabesp. Upon the election of a new Governor and any resulting change in the administration of the Government of the State of São Paulo, all or some of the members of the Board of Directors, including the Chairman, may be replaced by designees of the new administration. The Board of Directors may in turn replace some or all of the executive officers.

Board of Directors

Our by-laws provide for a minimum of five and a maximum of 10 directors. The members of our Board of Directors are elected at a general meeting of shareholders to serve renewable one-year terms. Pursuant to the Brazilian corporation law, each member of our Board of Directors must be a shareholder of Sabesp and, pursuant to our by-laws, a resident of Brazil. Pursuant to our by-laws, our employees have the option to elect one member of our Board of Directors, who must be an employee with more than two years of service to Sabesp. Currently, our employees have not elected a director. In addition, pursuant to the Brazilian corporation law, at least one member of the Board of Directors of mixed capital companies, such as Sabesp, must be appointed by the minority shareholders.

The current members of our Board of Directors were elected in 2003. The tenure of the directors will end upon the election of the new members at the annual shareholders’ meeting to be held by April 2004.

Our Board of Directors ordinarily meets twice a month or when called by a majority of the directors or the Chairman. Its responsibilities include the establishment of policy and general orientation of our business and the appointment and supervision of our executive officers.

The following are the current members of our Board of Directors and their respective positions:

Director	Position
Mauro Guilherme Jardim Arce	Chairman
Fernando Carvalho Braga	Vice-Chairman
Andrea Sandro Calabi	Director
Fernando Maida Dall’Acqua	Director
José Guimaraes Monforte	Director
Gustavo de Sá e Silva	Director
Eduardo Refinetti Guardia	Director
Maria Helena Guimarães de Castro	Director
Alexander Bialer	Director

Executive Committee

Our Executive Committee is comprised of five executive officers appointed by our Board of Directors for renewable two-year terms. Our executive officers are responsible for all matters concerning our day-to-day management and operations. One of our executive officers currently holds two positions in the Committee.

Executive Committee meetings are held weekly in the case of ordinary meetings or when called by the Chief Executive Officer in the case of special or extraordinary meetings. Members of our Executive Committee have individual responsibilities established by our Board of Directors and our by-laws. All of the current members of our Executive Committee were appointed in April 2003 and their terms expire in April 2005, except for the Chief Executive Officer, who was elected on May 29, 2003.

The following are the current members of our Executive Committee and their respective positions:

Executive Officer	Position
Dalmo do Valle Nogueira Filho	Chief Executive Officer
Reinaldo José Rodriguez de Campos	Corporate Management Officer; Acting Economic and Financial Officer and Investor Relations Officer
Antônio Marsiglia Neto	Production and Technology Officer
Sérgio Pinto Parreira	Metropolitan Distribution Officer
José Everaldo Vanzo	Regional System Officer

Biographical Information

The following is basic biographical information, including age, of each of the members of our Board of Directors and our Executive Committee.

Mauro Guilherme Jardim Arce (62). Mr. Arce has been the Chairman of the Board of Directors since January 2002. Mr. Arce has been Secretary of the Water Secretariat since January 2002 and, since February 1999, Secretary of the Energy Secretariat of the State of São Paulo. These two Secretariats were combined in March 2003 and Mr. Arce is now the Secretary of the Energy, Water Resources and Sanitation Secretariat. Mr. Arce was Chief Executive Officer of Sabesp from November 2002 to May 2003. He holds a degree in electric engineering from the Universidade Mackenzie and also studied electric systems engineering at Pontifícia Universidade Católica do Rio de Janeiro. He has a masters degree in power engineering from the Rensselaer Polytechnic Institute in Troy, New York. From January 1995 to February 1998, Mr. Arce was Director of Generation and Transmission of Energy at Companhia Energética de São Paulo—CESP. He was Adjunct Secretary of Energy of the State of São Paulo from February 1998 to January 1999. Mr. Arce’s business address is Rua Bela Cintra, 847, 10th floor, São Paulo, SP, Brazil.

Fernando Carvalho Braga (50). Mr. Braga has been a member of the Board of Directors since July 2001 and Vice-Chairman of the Board since April 2003. He holds a degree in economics from Mackenzie University in São Paulo. Mr. Braga has been Special Advisor to the Governor of the State of São Paulo since January 2003. He was a special advisor for privatization to the Planning and Finance Secretariat of the State of São Paulo from 1995 to 2002. Mr. Braga is also a member of the board of directors of Banco Nossa Caixa S.A., Companhia Energética de São Paulo—CESP, Companhia de Transmissão de Energia Elétrica Paulista—CTEEP, Empresa Metropolitana de Águas e Energia S.A.—EMAE, Companhia Paulista de Trens Metropolitanos—CPTM, Companhia do Metropolitano de São Paulo—METRÔ. He is also a member of the audit committee of Drogasil S.A. and an advisor to Conselho do Patrimônio Imobiliário do Estado de São Paulo. Mr. Braga has been the Executive Secretary of the State Privatization Program in the State of São Paulo since June 1996. Mr. Braga’s business address is Avenida Morumbi, 4500, São Paulo, SP, Brazil.

Andrea Sandro Calabi (57). Mr. Calabi has been a member of the Board of Directors since April 2001. He holds a degree in economics from the Universidade de São Paulo—USP, a masters degree in economics from USP and a master of arts and a doctoral degree in economics from the University of California, Berkeley. Mr. Calabi has been the Secretary of Economy and Planning of the State of São Paulo since January 2003. Since 2003, he has also been chairman of the board of directors of Fundação Sistema Estadual de Análises de Dados—SEADE, Centro de Estudos e Pesquisas de Administração Municipal de Fundação Prefeito Faria Lima—CEPAM and Empresa Paulista de Planejamento Metropolitano S/A—Emplasa. Mr. Calabi is a member of the board of directors of Companhia de Seguros do Estado de São Paulo S.A.—COSESP. Mr. Calabi was an executive secretary of the Ministry of Planning of the Brazilian government from January 1995 to September 1996. Mr. Calabi was a member of the board of directors of BNDES and Banco do Brasil S.A. during 1995 and 1996 and of Caixa Econômica Federal from 1998 to January 2003. From December 1996 to December 1998, he was a member of the Companhia Paulista de Ativos—CPA and from May 1998 until December 1998, he was a member of the board of directors of BANESPA—Banco do Estado de São Paulo S.A. From January 1999 to July 1999, Mr. Calabi was the President of Banco do Brasil S.A. and chairman of BRASILPREV Previdencia Privada, BRASILCAP Capitalização S.A., BrasilSaúde Companhia de Seguros, Companhia de Seguros Aliança do Brasil and BrasilVeículos Companhia de Seguros. From July 1999 to February 2000, Mr. Calabi has also been the President and a member of the board of directors of BNDES, FINAME and BNDES Participações S.A.—BNDESPAR and a member of the board of directors of Petróleo Brasileiro S.A.—Petrobras. Mr. Calabi’s business address is Avenida Morumbi, 4500, São Paulo, SP, Brazil.

Fernando Maida Dall’Acqua (54). Mr. Dall’Acqua has been a member of the Board of Directors since September 1997. He holds a degree in agronomy from Escola Superior de Agricultura Luis de Queiróz da Universidade de São Paulo, a Ph.D. in economics from Wisconsin University and a master’s degree in business administration/economics from Escola de Administração de Empresas de São Paulo—Fundação Getulio Vargas. Mr. Dall’Acqua is also a member of the Board of Directors of Companhia Energética de São Paulo—CESP, Companhia de

Transmissao de Energia Elétrica Paulista—CTEEP, Empresa Metropolitana de Águas e Energia S.A.–EMAE, Desenvolvimento Rodoviário S.A.—DERSA and Companhia Paulista de Obras e Serviços—CPOS. Mr. Dall’Acqua has been a professor at Escola de Administração de Empresas de São Paulo—Fundação Getulio Vargas since 1992. He was the Secretary of the Secretaria da Fazenda do Governo do Estado de São Paulo from 2001 to 2002. Mr. Dall’Acqua has also held other positions in the Government of the State of São Paulo. Mr. Dall’Acqua’s business address is Avenida 9 de julho, 2029, 11th floor, São Paulo, SP, Brazil.

José Guimaraes Monforte (55). Mr. Monforte has been a member of the Board of Directors since April 2001. He holds a degree in economics from the Universidade Católica de Santos. Mr. Monforte is currently Chairman of the board of directors of Piniweb S.A., Vice-Chairman of the board of directors of Klicknet S.A., Vice-Chairman of the Board of Directors of Instituto Brasileiro de Governança Corporativa—IBGC and a member of the board of directors of Caramuru Alimentos Ltda., Canbras Communications Corp. and Natura Cosmeticos S.A. He is also a member of the Executive Committee of Flora Medicinal. Mr. Monforte was Vice-Chairman of the Associação Nacional dos Bancos de Investimento—ANBID from 1992 to 1994. Mr. Monforte’s business address is Rua Amauri, 255, São Paulo, SP, Brazil.

Gustavo de Sá e Silva (78). Mr. Sá e Silva has been a member of the Board of Directors since April 2001. Mr. Sá e Silva holds a degree in economics and business administration from the Faculdade de Ciências Econômicas de São Paulo da Fundação Silvio Alvares Penteado. He has been named a professional manager by the Conselho Regional de Administração de São Paulo and he holds a master’s degree in business administration from Michigan State University. Mr. Sá e Silva is a member of the board of directors of Companhia Energética de São Paulo—CESP and EMAE—Empresa Metropolitana de Água e Energia S.A., a member of the Consultant Board of Fundação Antonio and Helena Zerrener and of the Board of Associação ALUMNI. Mr. Sá e Silva was a professor of the Marketing Department of the business administration school of Fundação Getulio Vargas from 1954 to 1994 and a director of that school for four terms. Mr. Sá e Silva’s business address is Avenida 9 de julho 2029, 9th floor, Suite 905, São Paulo, SP, Brazil.

Eduardo Refinetti Guardia(37). Mr. Guardia has been a member of the Board of Directors since January 2003. Mr. Guardia holds a degree in economics from Faculdade de Economia e Administração da Pontifícia Universidade Católica de São Paulo–PUC, a master’s degree in economics from Universidade Estadual de Campinas IE/UNICAMP and a doctoral degree in economics from Instituto de Pesquisas Econômicas da Faculdade de Economia e Administração da Universidade de São Paulo FIPE/USP. Mr. Guardia is currently Secretary of the Secretaria de Estado da Fazenda do Governo do Estado de São Paulo and since 1990 he has been a professor at Pontifícia Universidade Católica de São Paulo. Since 1989, Mr. Guardia has also held several other positions in the Federal and State Governments. Mr. Guardia’s business address is Av. Rangel Pestana, 300, 5th floor, Suite 506, São Paulo, SP, Brazil.

Maria Helena Guimarães de Castro(56). Ms. Castro has been a member of the Board of Directors since January 2003. She holds a degree in social sciences and a masters degree in political science from Universidade Estadual de Campinas/UNICAMP and a doctoral degree in political science from Universidade de São Paulo/USP. Ms. Castro has been the Secretary of the Secretaria Estadual de Assistência e Desenvolvimento Social since January 2003 and a professor at Universidade Estadual de Campinas/UNICAMP since January 1984. She worked as an Executive Secretary at the Ministério da Educação in 2002. Ms. Castro was President of the National Institute of Research of the Ministério da Educação from 1995 to 2002. In addition, she represents Latin America and the Caribbean on the Board of Administration of the International Institute of Statistics of UNESCO. Ms. Castro’s business address is Rua Bela Cintra, 1032, Penthouse, São Paulo, SP, Brazil.

Alexander Bialer (56). Mr. Bialer has been a member of the Board of Directors since April 2003. Mr. Bialer was elected as a director by our minority shareholders in accordance with our by-laws. He holds a degree in mechanical engineering from Instituto Tecnológico da Aeronáutica–ITA and a specialization in administration systems from Fundação Getulio Vargas. Mr. Bialer is currently a consultant at Nucleon Engenharia. He is also the President of the Board of Directors at GE Hydro Inepar, a member of the Advisory Board of GE Brasil Previdência, and a member of the Superior Strategic Board of Associação Brasileira de Desenvolvimento de Infraestrutura–ABDIB. He worked at GE Brasil from 1980 to 2002 in several positions. He worked at Avon from 1971 to 1973, at Máquinas Piratininga in 1974 and at ASEA from 1975 to 1980. Mr. Bialer’s business address is Rua Monte Alegre, 649, Apt. 101, São Paulo, SP, Brazil.

Dalmo do Valle Nogueira Filho (59). Mr. Nogueira Filho has been Chief Executive Officer since May 2003. He was the Secretary of the Strategic Management Secretariat of the State of São Paulo from January 2002 to December 2002. Mr. Nogueira Filho was a member of the Board of Directors of Sabesp from April 1999 to January 2002. He holds a law degree from Universidade de São Paulo and he has been a professor at Escola de Administração de Empresas de São Paulo since 1972. Mr. Nogueira Filho has also been a member of the board of directors of various companies controlled by the State of São Paulo. He was the Adjunct Secretary of the Strategic Management Secretariat of the State of São Paulo from January 1995 to January 2002. Mr. Nogueira Filho’s business address is Costa Carvalho, 300, São Paulo, SP, Brazil.

Reinaldo José Rodriguez de Campos (58). Mr. Campos has been Corporate Management Officer since November 2002 and acting Economic and Financial Officer and Investor Relations Officer since January 2003. He holds a degree in electric engineering from the Universidade Mackenzie in São Paulo. Mr. Campos worked at Companhia Energética de São Paulo––CESP in two periods: from 2001 to 2002 as Director of Administration and from 1975 to 1999 in several positions, including as Director of Generation and Transmission of Energy. He was a Technical Director at Companhia de Transmissão de Energia Elétrica Paulista––CTEEP in 1999 and worked as a consultant at Administradora de Serviços do Mercado Atacadista de Energia Elétrica––ASMAE from 1999 to 2001. Mr. Campos was a member of the board of directors of Operadora Nacional do Sistema Elétrico––ONS from 1998 to 1999. He held several positions at Companhia Paulista de Força e Luz––CPFL from 1968 to 1975. Mr. Campos’ business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

Antônio Marsiglia Neto (67). Mr. Marsiglia has been Production and Technology Officer since November 2002. He holds a degree in industrial engineering from Faculdade de Engenharia Industrial de São Paulo—PUC and a master’s degree in business administration from the Fundação Vanzolini da Universidade de São Paulo. Mr. Marsiglia was Secretary of Sanitation at the Secretaria de Bem Estar Social from 1992 to 1993. At Sabesp Mr. Marsiglia was a Vice-President, Metropolitan Region Distribution from January 1995 to April 1999 and a Production Vice-President from May 1999 to November 2002. Mr. Marsiglia’s business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

Sérgio Pinto Parreira (59). Mr. Parreira has been Metropolitan Distribution Officer since November 2002. He holds a degree in industrial engineering from the Faculdade de Engenharia Industrial de São Paulo—PUC and a master’s degree in business administration from the Fundação Getulio Vargas in São Paulo. At Sabesp Mr. Parreira was a Director of Corporate Affairs from June 1997 to November 2002, an Assistant to the President in charge of overseeing the Planning and Administration, Audit, Human Resources, Legal Affairs, Marketing and Communications, Information Technology and Strategic Acquisitions Departments from April 1996 to June 1997 and a Superintendent for Planning and Administration from 1991 through April 1996. Mr. Parreira’s business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

José Everaldo Vanzo (58). Mr. Vanzo has been a Regional Systems Officer since November 2002. Mr. Vanzo holds a degree in civil engineering from Escola de Engenharia de São Carlos, and he has a specialization in Public Health Engineering from Faculdade de Saúde Pública–USP. He also holds a degree in law from Faculdade de Direito de Franca and has a specialization in business administration from Universidade de São Paulo/Faculdade de Economia e Administração. He has been employed by Sabesp since 1977 in several other positions. Mr. Vanzo’s business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

Conselho Fiscal

Our Conselho Fiscal, or fiscal council, which generally meets once a month, consists of five members and five alternates elected at the annual shareholders meeting for renewable one-year terms. The primary responsibility of the Conselho Fiscal, which is independent from the management of Sabesp and from the external auditors appointed by our Board of Directors, is to review our financial statements and report on them to our shareholders.

The following are the current members and alternate members of our Conselho Fiscal:

Conselho Fiscal Members

Francisco Martins Altenfelder Silva

Jorge Michel Lepeltier

Sandra Lúcia Fernandes Marinho

Arthur Corrêa de Mello Neto

Daniel Sonder

Alternates

Vanildo Rolando Neubauer

Bruno Bellíssimo Netto

Flavio Stamm

Sandra Maria Giannella

Volnir Pontes Júnior

Compensation

Our shareholders are responsible for establishing the compensation we pay to the members of our Board of Directors, Conselho Fiscal and the executive officers.

For the fiscal year ended December 31, 2002, the aggregate compensation, including benefits in kind granted, that we paid to members of our Board of Directors and the executive officers for services in all capacities was approximately R$0.9 million. In addition, in 2002 the executive officers received pension benefits of approximately R$0.1 million. The members of our Board of Directors did not receive any such benefits. As of December 31, 2002, we have set aside R$0.1 million to provide pension benefits to our executive officers.

None of our directors and executive officers is party to an employment contract providing for benefits upon termination of employment.

Employees

At December 31, 2002, we had 18,505 full-time employees. During 2002, we had an average of 879 trainees.

The following table sets forth the number of our full-time employees by main category of activity and geographic location as of the dates indicated:

	At December 31,
	2000	2001	2002
Total number of employees	18,048	18,159	18,505
Number by category of activity:
Technical and operations	11,005	11,527	11,773
Administration	3,314	3,079	3,078
Finance	693	692	712
Marketing	3,036	2,861	2.942

Number of employees by geographic location:
Head office	1,578	1,505	1,483
Sao Paulo Metropolitan Region	9,069	9,183	9,425
Interior Region	5,565	5,637	5,706
Coastal Region	1,836	1,834	1,891

The average tenure of our employees is approximately 13 years. We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security. We believe that our relations with our employees are generally satisfactory.

Substantially all of our non-managerial employees are members of unions. The three main unions that represent our employees are SINTAEMA, the Sindicato dos Trabalhadores da Região Urbana de Santos, São Vicente, Baixada Santista Litoral Sul e Vale Ribeira, or SINTIUS, and the Sindicato dos Engenheiros do Estado de São Paulo, or SEESP. Every year we negotiate collective bargaining agreements, which establish the level of compensation and other benefits of our employees. However, in 1999, we were not able to agree with the unions on collective bargaining agreements for that year. As a result, some benefits which employees enjoyed under the prior collective bargaining agreements were rolled back to those prescribed by applicable law.

Our most recent collective bargaining agreements, which became effective on May 1, 2002 and expired on April 30, 2003, generally do not contemplate job protection for our employees. However, we had a formal understanding with the unions that represent our employees that we would not dismiss more than 2% of our current employees before April 30, 2003. We expect to negotiate new collective bargaining agreements during May 2003.

The only labor strikes we have experienced in the last five years have been a two-day strike in December 1999, a five-day strike in January 2000, a two-day strike in June 2000, a one-day strike in September 2001, a one-day strike in November 2001, a two-day strike in June 2002 and a two-day strike in May 2003, none of which interrupted essential services. Under Brazilian law, our non-administrative employees are considered “essential employees” and therefore are limited in their right to strike. There are numerous labor disputes outstanding against Sabesp, most of which involve former employees. We believe that, if determined adversely to Sabesp, these disputes will not, individually or in the aggregate, have a material adverse effect on our results of operation or financial condition.

Profit Sharing and Pension Plans

We have established SABESPREV—Fundação SABESP de Seguridade Social, to provide our employees with retirement and pension benefits. This pension plan provides defined benefit payments to former employees and their families. Both we and our employees make contributions to the pension plan. Our contributions include the responsibility assumed relating to service prior to the constitution of SABESPREV, which is payable up to February 2011. We made contributions to the pension plan totaling R$9.6 million in 2000, R$10.2 million in 2001 and R$11.0 million in 2002. See note 12 to our audited financial statements.

On May 29, 2001, a Federal law was enacted which, among other things, limits the amount mixed capital companies, like Sabesp, may contribute to their pension plans. Specifically, the ordinary contributions made by Sabesp to its pension plans may not exceed the contributions made by the beneficiaries of such plans.

In August 1996, we established a profit-sharing plan for all employees who have been employed for at least six months. In 1999, we did not pay any profit-sharing amounts to our employees due to State Decree No. 43,794, which prohibited any profit-sharing amounts to be paid in 1999 to employees of state-controlled companies, including Sabesp. On October 2, 2000, we entered into a collective bargaining agreement with the unions that represent our employees, which established a new profit sharing plan for all employees who have been employed for at least three months. Under the profit-sharing plan, we, after negotiations with the employee labor unions, set annual company-wide and business unit-specific operational and financial targets. Payments can be in an aggregate amount of up to the equivalent of our total payroll for two months and are made to the extent of achievement of such targets. In the past, one-quarter of the profit-sharing payments was made to the extent that company-wide targets were satisfied, while the other three-quarters was made to the extent the business unit-specific targets were reached. The profit-sharing payments were reduced, on a pro rata basis, if the targets were not fully satisfied and payments were made semi-annually. We recorded profit-sharing expenses of R$30.3 million in respect of 2000, R$15.9 million in respect of 2001 and R$37.6 million in respect of 2002. In 1999 we did not pay any profit-sharing amounts to our employees as a result of a State decree prohibiting any profit-sharing payments in 1999 to employees of state-controlled companies, including Sabesp. We believe that the profit-sharing plan has, in the past, contributed to increased employee productivity.

Amendment No. 20, dated December 15, 1998, to the Brazilian Federal Constitution and subsequent regulations established thereunder provide that contributions made by state-owned companies to pension plans cannot exceed amounts contributed by beneficiaries under these pension plans. However, these regulations provide for an exception to this rule when a contribution is made by the state-owned company to encourage beneficiaries to change from a defined benefit plan to a defined contribution plan. In this case, the state-owned company is permitted to assume the existing deficit on behalf of the beneficiary. As legal precedents and interpretation of these regulations are not settled, we have not made any amendments to our estimated pension obligations.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholder

Our outstanding share capital at April 30, 2003 consisted of 28,479,577,827 common shares, without par value. Under our by-laws, the State of São Paulo is required to own at least a majority of our outstanding common shares, and under the laws of State of São Paulo, the State is required to own at least two-thirds of our outstanding common shares. All of our shareholders, including the State of São Paulo and the State-owned entities that own our shares, have the same voting rights.

The following table sets forth share ownership information for each of our shareholders that beneficially owned 5% or more of our common shares and for our officers and directors, individually and as a group, at April 30, 2003.

	Common Shares
	Number	%
State of São Paulo	20,376,674,058	71.5
Directors and executive officers of Sabesp(l)	200,018	—
Others	8,102,703,751	28.5

Tota1(2)	28,479,577,827	100.0

(1)	The directors and executive officers of Sabesp own less than 0.1% of the outstanding common shares of Sabesp.
(2)	As of April 30, 2003, the outstanding common shares of Sabesp were held by 5,169 registered shareholders.

Related Party Transactions

Transactions with the State of São Paulo

We have entered into extensive transactions with the State of São Paulo, which is our controlling shareholder, and we expect to continue to do so. The State is our largest customer, it owns some of the facilities we use in our business, it is one of the governmental entities that regulates our business, and it has assisted us in obtaining financing on favorable terms. There is no express requirement under Brazilian law or our by-laws that the terms of our transactions with the State be “arm’s-length” or otherwise fair to us or to our other shareholders.

Many of our transactions with the State of São Paulo reflect policies of the State Government that depend on decisions of elected officials or public servants and are accordingly subject to change. They may be particularly open to reconsideration following state elections, which are next scheduled to be held in October 2006. Among the practices that could change are those described below concerning the application of distributions to offset accounts receivable from the State, the provision of State guarantees, and the terms on which we use state-owned reservoir facilities. Although the State has not expressed any present intention to change its practices in these matters, we cannot assure you that the State will not change its practices on these or other matters in ways that would adversely affect our interests and those of our shareholders.

Provision of services

We provide water and sewage services to the Federal Government, the State Government and municipal governments and government entities in the ordinary course of our business. Sales of water and sewage services to the State Government, including State entities, totaled approximately R$247.7 million during the year ended December 31, 2002. In addition, as required by law, we invest our cash and cash equivalents with government financial institutions in short-term securities. Our accounts receivable from the State totaled R$65.5 million at December 31, 2002.

Payment of pensions

Pursuant to a law enacted by the State Government, certain former employees of some State Government-owned companies which merged to form Sabesp, who provided service to us between our inception and 1974, when such law was prospectively repealed, acquired a legal right to receive supplemental pension benefit payments (which rights are referred to as “Plan G0”). These amounts are paid by us, on behalf of the State Government, and are claimed by us as reimbursements from the State Government, as primary obligor. During 2002, we made payments to former employees of R$77.6 million in respect of Plan G0. The State did not make any reimbursements in these periods. See note 6 to our audited financial statements. The amount owed to us by the State for reimbursement of these costs was R$83.2 million at December 31, 2002.

Agreements with the State

In September 1997, we and the State of São Paulo entered into a protocol of understanding providing that we would, in effect, apply dividends declared by Sabesp and otherwise payable to the State of São Paulo to offset accounts receivable in connection with the provision to the State of São Paulo, or its controlled entities, of water and sewage services. In 1998, 2000 and 2001 we applied dividends, in the form of interest attributed to shareholders’ equity, in an aggregate amount equal to R$1,215.6 million due to the State of São Paulo in respect of its shareholding in Sabesp to settle a portion of the unpaid accounts receivable from the State. In 1999, we did not pay dividends or other distributions.

On December 11, 2001, we entered into an agreement with the State of São Paulo and the State Department of Water and Energy. Pursuant to this agreement, the State acknowledged and agreed, subject to an audit by a State-appointed auditor, to pay to Sabesp amounts it owes Sabesp in respect of:

•	water and sewage services provided by Sabesp to governmental agencies, state-owned autonomous entities and foundations through December 1, 2001 in the amount of R$358.2 million; and

•	supplemental retirement and pension benefits paid by Sabesp from March 1986 to November 2001 on behalf of the State to former employees of the State Government-owned companies which merged to form Sabesp in the amount of R$320.6 million.

As a result, R$649.1 million of such amounts owing by the State became a long-term receivable from the State Government in our financial statements at December 31, 2001.

The agreement provides that the State Department of Water and Energy will transfer to Sabesp ownership of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, which make up the Alto Tietê System, and that the fair value of these assets will reduce the amounts owed to Sabesp by the State.

Under the December 2001 agreement, in July and August 2002, a State-owned construction company (Companhia Paulista de Obras e Serviços—CPOS), on behalf of the State, and an independent appraisal firm (ENGEVAL–Engenharia de Avaliações), on behalf of Sabesp, presented their valuation reports relating to the reservoirs. The appraisals contained in these reports were in the amounts of R$335.8 million and R$341.2 million, respectively. Since we have made investments in these reservoirs, the arithmetic average of the appraisals submitted to our Board of Directors, R$300.9 million, was net of a percentage corresponding to these investments. Our Board of Directors approved the valuation reports and they will be submitted for approval to an extraordinary general meeting of shareholders, which is expected to be held during 2003.

Under the agreement, for amounts due in excess of the fair value of the reservoirs, the State will make payments in 114 consecutive monthly installments, the first payment to be made upon the latest of (1) 210 days after the date of the agreement, (2) the agreement by the parties on the fair value of the reservoirs and (3) conclusion of the audit by a State-appointed auditor of amounts owed. The nominal amount the State owes will not be indexed to inflation or earn interest if there is a delay in concluding the appraisal of fair value. The installments will be indexed on a monthly basis by the IGP-M, plus an interest rate of 6% per year, starting on the date the first installment becomes due.

The December 2001 agreement also provided that the legal advisors of the State Finance Secretariat would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to Sabesp by the State. Sabesp’s management does not expect these analyses to differ significantly from the amounts we have recorded in respect of these amounts. The commencement of payments with respect to pension amounts owed to Sabesp by the State has been postponed until these analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs described above are formalized. Under the December 2001 agreement, the original first payment was to be made in July 2002.

At a meeting held on January 30, 2002, our Board of Directors unanimously declared dividends, in the form of interest attributed to shareholders’ equity, in an aggregate amount of R$489.8 million. This distribution was paid on June 25, 2002, to shareholders of record as of February 7, 2002. Accordingly, the State of São Paulo was entitled to receive R$432.7 million of this distribution and Sabesp paid the State R$347.3 million of this amount. The State applied approximately R$202.3 million of the dividend paid to the State of São Paulo to settle current accounts receivable owed by the State or its controlled entities. The remaining share of the dividend that the State was entitled to has been withheld by Sabesp pending the State’s payment of certain accounts payable owing to Sabesp.

At a meeting, our Board of Directors reviewed our 2002 budget, which incorporated the payment to the State, and one of our directors voted against Sabesp making such payment. We cannot assure you that our minority shareholders will not contest the payment of a cash distribution to the State on the grounds that it is inconsistent with the September 1997 protocol of understanding.

On April 29, 2002, our Board of Directors declared dividends, in the form of interest attributed to shareholders’ equity, in an aggregate amount of R$108.2 million, to be paid in June 2003 to shareholders of record as of June 17, 2002. We expect the State to apply the entire amount of this declared dividend payable to the State, or R$77.4 million, to Sabesp in respect of current and future accounts receivable owed to us by the State or its controlled entities.

On April 24, 2003, our Board of Directors declared dividends, in the form of interest attributed to shareholders’ equity, in an aggregate amount of R$40.2 million, to be paid within 60 days after our 2004 annual shareholders’ meeting to shareholders of record as of May 8, 2003. On May 29, 2003, our Board of Directors declared dividends, in the form of interest attributed to shareholders’ equity, in an aggregate amount of R$118.2 million, to be paid within 60 days after our 2004 annual shareholders’ meeting to shareholders of record as of June 16, 2003. We currently are not able to determine the amount, if any, of its portion of these declared dividends that the State will apply to current and future accounts receivable owed to us by the State or its controlled entities.

Investment of liquid assets

Our cash and cash equivalents invested with State Government financial institutions in short-term securities amounted to R$377.6 million at December 31, 2002.

Government guarantees of financing

In some situations, the Federal Government, the State Government or government agencies guarantee our performance under debt- and project-related agreements. On December 17, 1992, the State of São Paulo entered into a loan agreement with the World Bank in the amount of US$119 million. This loan was guaranteed by the Federal Government of Brazil and its proceeds were designated to finance the environmental clean-up of the Guarapiranga basin. Pursuant to this agreement, Sabesp would receive approximately US$42.5 million to be used in the expansion of the wastewater collection network and sewage treatment facilities in the Guarapiranga Reservoir. As a result, on March 12, 1993, the State of São Paulo and Sabesp entered into an agreement pursuant to which the State transferred to Sabesp US$42.5 million of this loan. We have pledged three of our properties as collateral for this financing. On December 31, 2002 our outstanding debt relating to this loan was approximately US$18.2 million.

The State of São Paulo has guaranteed a portion of our repayment obligations under loan agreements that we entered into with the Federal Government in 1994 and with Caixa Econômica Federal from 1996 to 1998. The State Government has provided guarantees for a portion of amounts owing to the Federal Government under loan agreements signed with Banco do Brazil, totaling R$2,478.5 million at December 31, 2002. Our obligations under the loan agreements we entered into with Caixa Econômica Federal amounted to R$521.5 million at December 31, 2002.

Use of state-owned reservoir facilities

We currently use the Guarapiranga and Billings Reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by another company controlled by the State of São Paulo. We currently do not pay any fees with respect to the use of these reservoirs. We are, however, responsible for maintaining and meeting the operating costs of these reservoirs. If these facilities were not available for our use, we would have to obtain water from more distant sources, which would be more costly. The State incurs no operating costs on our behalf.

The arrangement not to pay any fees to the State of São Paulo for the use of certain reservoirs of the Alto Tietê System is addressed by a number of formal agreements first entered into on March 31, 1992 and on April 24, 1997 and later amended on March 16, 2000 and on November 21, 2001. As part of the arrangement, we agreed to fund 100% of the estimated costs of the 1992 agreement equal to R$27.8 million and 75% of the 1997 agreement equal to R$63.4 million which was already disbursed, and the Government of the State of São Paulo, through the State Department of Water and Energy, agreed to fund approximately 25% of the estimated costs of the 1997 agreement equal to R$21.1 million, to construct ducts, tunnels and other facilities to interconnect the Tietê River with the Biritiba and Jundiaí reservoirs and other bodies of water in exchange for our use of the reservoirs during a 30-year period. The amendments to the 1997 agreement increased our obligations under such agreement by R$5.9 million.

We have the right to draw water and release emissions in the reservoirs in the Alto Tietê system during a 30-year period which began in 1997. We capitalize our expenditures on the facilities we construct. The project subject to the 1992 agreement was concluded and the assets entered operations in 1994. The project subject to the 1997 contract became operational in 2002 and is being depreciated for U.S. GAAP on a straight-line basis through 2027.

The arrangement for use of the Billings and Guarapiranga reservoirs is provided for through a grant issued by the State Department of Water and Energy. Sabesp has a right to use these reservoirs so long as Sabesp remains responsible for maintaining and meeting their operating costs.

Water use incentive agreements

We have entered into agreements with public entities, including state entities and municipalities, that manage approximately 5,000 properties under which we provide these entities with a 25% tariff reduction for the water and sewage services we provide if such entities implement our program for the rational use of water, which includes a reduction of at least 10% in water consumption. The amounts involved in these agreements represented less than 1% of our revenues for 2002. These agreements are valid for a period of 12 months with automatic renewal for equal periods. Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement and therefore revoke the 25% tariff reduction.

Reimbursement agreement

On September 10, 2001, we entered into an agreement with the State of São Paulo in which the State agreed to reimburse us up to R$3.0 million for advances we make to the underwriters for their expenses in connection with the public offering of common shares and ADSs that we consummated in May 2002. Under the terms of the related underwriting agreement, the underwriters reimbursed us and the selling shareholder for the amounts advanced by Sabesp.

Transactions with SABESPREV Pension Fund

SABESPREV—Fundaçao SABESP de Seguridade Social is the funded defined-benefit pension plan that we established to provide our employees with retirement and pension benefits. SABESPREV’s assets are held independently of Sabesp, but we nominate the majority of directors of SABESPREV. Both we and our employees make contributions to the pension plan. We contributed R$11.0 million during 2002 to the pension plan. We occasionally borrow funds from SABESPREV. See note 12 to our audited financial statements for a further description of these contributions.

On May 29, 2001, a Federal law was enacted which, among other things, limits the amount mixed capital companies, like Sabesp, may contribute to their pension plans. Specifically, the ordinary contributions made by Sabesp to its pension plans may not exceed the contributions made by the beneficiaries of such plans.

ITEM 8. FINANCIAL INFORMATION

Consolidated statements and other financial information

See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

Labor Proceedings

In October 1989, the Sindicato dos Trabalhadores em Água, Esgoto e Meio Ambiente de São Paulo (the São Paulo Water, Sewage and Environment Service Workers Union, or SINTAEMA) commenced a lawsuit, on behalf of our employees, against Sabesp in the Justiça do Trabalho (the Labor Court), alleging that we had violated Brazilian labor laws and collective bargaining contracts when we ceased making certain payments to 21,337 of our employees in 1989. Those payments related to previously mandated inflation-related index adjustments to such employees’ wages and salaries, which, due to a change in applicable law, we had ceased making. In November 1995, the Labor Court issued a decision in favor of SINTAEMA, although it never ruled with respect to the amount of damages payable by Sabesp. We appealed the decision of the Labor Court and in April 1997 lost the appeal. We appealed this decision to the Tribunal Superior do Trabalho (Superior Labor Court) and the Superior Court ruled against us. However, we filed a motion to vacate (ação rescisória), seeking the annulment of the Superior Court ruling and obtained a favorable decision.

On January 9, 1990, SINTAEMA initiated a lawsuit against Sabesp, alleging that we had failed to pay certain employee benefits and were required to make a penalty payment to SINTAEMA under a then existing collective bargaining agreement. On July 31, 1992, the Labor Court issued a ruling against Sabesp, but did not award damages to SINTAEMA at that time. We and SINTAEMA are currently engaged in negotiations concerning the amount to be paid by Sabesp. We also filed a writ of mandamus seeking a court decision establishing that the penalty imposed against Sabesp is excessive since it exceeds the principal amount by a large margin. We cannot currently predict the amount that we will be required to pay to SINTAEMA, but we do not believe that the final outcome of this matter will have a material adverse effect on our business, results of operations, financial condition or prospects.

We are party to a large number of other lawsuits and administrative proceedings involving SINTAEMA, our present and former employees. We do not believe that any liabilities relating to such other lawsuits or administrative proceedings will have a material adverse effect on our business, results of operations, financial condition or prospects. At December 31, 2002, we had established a provision totaling R$19.1 million with respect to potential damages in lawsuits and administrative proceedings involving present and former employees, including the lawsuit described in the preceding paragraph, based on calculations made by our legal and human resources departments.

Tax Proceedings

In 1997, we settled a legal proceeding that we had initiated to challenge certain federal income tax and social contribution assessments during the period from 1991 to mid-1996. In the settlement, we agreed to pay the amounts due in installments ending in February 2003. However, in March 2000, we included the amounts owing under the settlement agreement in a tax recovery program called REFIS, which is an alternative payment plan for taxes owed. In accordance with the REFIS program, we are paying amounts subject to the settlement agreement in monthly installments, ending in 2005. On December 31, 2002, the amount due under the REFIS program was R$136.9 million.

On May 28, 1999, we filed a lawsuit challenging a law enacted in 1998 which expanded the definition of revenue subject to PASEP taxes, as well as increasing the COFINS rate. Pending resolution of this proceeding, we have obtained a preliminary injunction providing protection against fines as we pursue the claim without paying the tax in the terms determined by the law enacted in 1998. As of December 31, 2002, we have established a provision totaling R$170.5 million with respect to this lawsuit.

On June 12, 1991, we filed a lawsuit against the Brazilian government alleging that Sabesp should not be required to make payments under Finsocial, a sales tax. In connection with our reevaluation of this lawsuit, in the second half of 2001, we increased our provision for this lawsuit from R$8.2 million to R$51.8 million. The amount of the increased provision was based on the estimated total amount which we would have paid had we paid the Finsocial sales tax between April 1991 and April 1992. In July 2002, we paid R$57.0 million relating to this obligation and authorized the release of our court-held deposits of R$7.5 million to the tax authorities, thereby terminating the lawsuit we filed in 1991.

We initiated legal action in July 1999 to challenge the creation by the municipality of São Paulo of a tax on the use of public areas. The tax would apply to our water and sewage mains and other installations located in public areas.

Based on the advice of our internal legal counsel, we believe that the newly-created municipal tax in unlawful because it was established by a municipal decree instead of a municipal statute. We intend to vigorously dispute the creation of this tax and any related tax assessment. In May 11, 2000, the trial court of the State of São Paulo (12a Vara da Fazenda Pública do Estado de São Paulo) issued a decision upholding the newly-created municipal tax. We have appealed the trial court decision to the Court of Justice of the State of São Paulo (Tribunal de Justica do Estado de São Paulo). To date, we have not established a provision for any potential expense arising from the newly-created municipal tax. A bill is being discussed in the municipal legislature that would enact the tax on the use of public areas by statute and, accordingly, eliminate the arguments we have used to challenge the tax. We cannot assure you that the proposed bill will not be passed into law in its present form or at all. We cannot currently estimate the potential increase in our expenses if we were required to pay this tax.

We also took legal action to challenge a City of São Paulo municipal law enacted in December 2002 that revoked our blanket exemption from municipal taxes. As a result of the loss of our exemption from municipal taxes, we may be subject to a tax on services charged at a rate of 5% on our gross revenues from water and sewage services. Our request for an injunction against the municipality was granted by the trial court of the State of São Paulo (11a Vara da Fazenda Pública do Estado de São Paulo), but may be revoked after the filing of a defense by the City of São Paulo or at any time until a final decision is issued. Based on the advice of our internal legal counsel, we believe that the revocation of our exemption from municipal taxes is not permissible under the Brazilian federal constitution and that, in any case, the water and sewage services that we provide are not taxable under the definition of taxable services. We intend to dispute the revocation and any related tax assessment to the fullest extent permissible by law. To date, we have not established a provision for any potential expense arising from the loss of our exemption from municipal taxes. We cannot currently estimate the potential increase in our expenses if we were required to pay this tax.

We cannot predict the outcome of any of these lawsuits nor can we assure you that, in the event of an adverse decision, we will be able to pass through to our customers by increasing tariffs any increase in our deductions from gross revenues, operating expenses or other expenses.

Condemnation Proceedings

We are party to a significant number of condemnation proceedings arising from the partial or total expropriation or use of private property for water mains, sewer lines and facilities. Under Brazilian law, the State of São Paulo or the relevant municipality is entitled to condemn private property to the extent required for the construction, development or improvement of parts of water and sewage systems operated by Sabesp. However, we are required to provide compensation to affected property owners based upon appraised fair market values. Although we generally provide compensation to property owners on the basis of negotiated settlements, Sabesp is party to many lawsuits in which property owners seek higher condemnation awards. At December 31, 2002, we estimated that we will be required to make payments totaling R$189.0 million with respect to all condemnation matters. We do not believe that the pending condemnation proceedings will, individually or in the aggregate, have a material adverse effect on our business, results of operations, financial condition or prospects.

Other Legal Proceedings

We are party to a series of lawsuits initiated by the municipality of Ferraz de Vasconcelos in 1997, seeking payment of penalties in the aggregate amount of R$22.8 million, which are allegedly owed by Sabesp for damages caused during construction in the municipality. Several of these lawsuits have already been rejected by lower courts but are still subject to appeal. Although we are not able to predict the final outcome of the lawsuits, we believe that they will not have a material adverse effect on our business, results of operations, financial condition or prospects.

On December 2, 1997, the municipality of Santos enacted a law expropriating the water and sewage systems in Santos from Sabesp. In response, we filed an action seeking an injunction against this expropriation which was denied by the lower court. This decision was later reversed by the Court of Appeals of the State of São Paulo, which issued a preliminary order suspending that law. A final decision on this matter has not yet been rendered by the Court of Appeals, and we can give no assurance that the final decision will be favorable to us.

In connection with discussions we had with the municipality of Presidente Prudente, we filed a suit against the municipality seeking a court decision determining the continuation of the concession agreement that we have with that municipality until the indemnification payment owed to Sabesp in connection with the return of water and sewage system of Presidente Prudente is made. A final decision has not yet been rendered but the lower court has issued a preliminary decision in our favor.

In addition, we are party to a number of proceedings with several municipalities which have contested our right to charge a tariff for sewage services provided as opposed to charging a fixed fee for these services. In all of these proceedings, we have received decisions in our favor. We do not believe that the final outcome of these proceedings will have a material adverse effect on our business, results of operations, financial condition or prospects.

We are party to civil public actions brought by municipalities that seek cessation of the collection of fees relating to sewage services, alleging that we do not treat the sewage in such municipalities. In addition, some municipalities have initiated lawsuits claiming that Sabesp has failed to make certain investments in sewage treatment systems as provided in the relevant concession agreements. In one of these cases, a final decision has been rendered in our favor, but in the other cases decisions are still pending. Although we are not able to predict the final outcome of these lawsuits, we believe that they will not have a material adverse effect on our business, results of operations, financial condition or prospects.

Certain construction service contractors have filed claims in court against us alleging underpayment of inflation indexation adjustments. Based on advice from our legal counsel, and due to new claims arising in 2002, we increased our provision for these claims to R$107.4 million in 2002, to meet probable losses arising from unfavorable decisions in these actions.

Approximately 440 lawsuits have been brought by our commercial customers who claim (1) that their tariff rates should be equal to those of another category of customers and, consequently, (2) the return of amounts charged and collected by Sabesp in respect of the difference between such tariffs. We have obtained final decisions both in favor and against us in these lawsuits and we have established a provision in the amount of R$89.1 million with respect to these lawsuits. We cannot predict, however, the amounts we would have to pay to these customers if they were to prevail in their lawsuits, nor can we provide assurance that new lawsuits will not be brought by other customers on similar grounds. However, we do not believe that the final determinations in these matters will, individually or in the aggregate, have a material adverse effect on our business, results of operations, financial condition or prospects.

The Associação de Bares e Restaurantes Diferenciados—ABRED (Association of Distinguished Bars and Restaurants) has initiated some lawsuits to challenge the 10% penalty fee we charge on late water and sewage payments. In several of these cases, lower courts have dismissed the lawsuits based on the lack of standing by the plaintiff to initiate such a lawsuit. Notwithstanding these legal proceedings, we have reduced to 2% the penalty fee we charge on late bill payments by all of our customers. Although we are not able to predict the final outcome of these lawsuits, we believe that they will not have a material adverse effect on our business, results of operations, financial condition or prospects.

The Public Ministry of the State of São Paulo has brought a civil public action which seeks reparation and cessation of environmental damage caused by Sabesp dumping sludge into certain receiving waters. A judge issued a preliminary order that Sabesp immediately cease such dumping and established a daily R$50,000 fine for not complying with such order; however, such order has been suspended at our request. We currently are unable to evaluate the extent or cost of any remedy that we may be responsible for in connection with any final judicial decision against Sabesp in connection with this matter.

We are party to a substantial number of other legal proceedings, in addition to the lawsuits and administrative proceedings discussed above, in the normal course of our business. These legal proceedings include personal injury and property damage cases, environmental proceedings and a range of other matters. We have not established provisions with respect to these other legal proceedings and do not believe that such proceedings will, individually or in the aggregate, have a material adverse effect on our business, results of operations, financial condition or prospects.

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual shareholders’ meeting, the board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. For purposes of the Brazilian corporation law, net profits are defined as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits. In accordance with the Brazilian corporation law, the amounts available for dividend distribution are the amounts equal to our net profits less any amounts allocated from such net profits to:

•	the legal reserve; and

•	a contingency reserve for anticipated losses.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. At December 31, 2002, the balance of our legal reserve was R$104.7 million, which was equal to 3.1% of our paid-in capital.

The Brazilian corporation law also provides for two discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the mandatorily distributable amount exceeds the sum of realized net profits in a given year, such excess may be allocated to an unrealized revenue reserve. Under the Brazilian corporation law, realized net profits is defined as the amount of net profits that exceeds the net positive result of equity adjustments and profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

Under the Brazilian corporation law, any company may, as a term in its by-laws, create a discretionary reserve. By-laws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve. We may also allocate a portion of our net profits for discretionary appropriations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by shareholders. Under Law No. 10,313 of October 3, 2001, capital budgets for more than one year must be revised at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. At December 31, 2002, we had an investment reserve of R$830.6 million.

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian GAAP.

The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net profits and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian GAAP.

Mandatory Distribution

The Brazilian corporation law generally requires that the by-laws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distributable amount. Under our by-laws, the mandatory distributable amount has been fixed at an amount equal to not less than 25% of the amounts available for distribution, to the extent amounts are available for distribution.

The mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share. The Brazilian corporation law, however, permits a publicly held company, such as Sabesp, to suspend the mandatory distribution of dividends if the board of directors and the conselho fiscal report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The suspension is subject to approval of holders of common shares. In this case, the board of directors must file a justification for such suspension with the Brazilian securities commission. Profits not distributed by virtue of the suspension mentioned above shall be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial condition of such company permits such payments.

Payment of Dividends

We are required by the Brazilian corporation law and by our by-laws to hold an annual shareholders’ meeting by the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on the financial statements prepared for the relevant fiscal year. Under the Brazilian corporation law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments as described under “— Record of Dividend Payments and Interest Attributed to Shareholders’ Equity”) in respect of its shares, after which the amount of the unclaimed dividends reverts to us. The depositary will set the currency exchange date to be used for payments to ADS holders as soon as practicable upon receipt of those payments from Sabesp.

Our by-laws do not permit us to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester.

In general, shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying our ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, which is the registered owner on the records of their registrar for our common shares. Our current registrar is Banco Itaú S.A. The depositary electronically registers the common shares underlying the ADSs with the Central Bank and, therefore, are able to have dividends, sales proceeds or other amounts with respect to these shares eligible to be remitted outside Brazil. See “Description of Share Capital—Regulation of Foreign Investment.”

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. See “Item 10. Additional Information—Regulation of Foreign Investment.” Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to December 31, 1995. See “Item 10. Additional Information—Taxation.”

Record of Dividend Payments and Interest Attributed to Shareholders’ Equity

Brazilian corporations are permitted to distribute dividends in the form of a tax-deductible notional interest expense attributed to shareholders’ equity in accordance with Law No. 9, 249, dated December 26, 1995, as amended. The rate at which tax-deductible interest may be paid is limited to the product of the average Taxa de Juros de Longo Prazo—TJLP (a long-term interest rate published by the Brazilian government) and shareholders’ equity during the relevant period and cannot exceed the greater of:

•	50% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; and

•	50% of retained earnings.

Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% or 25% if the beneficiary is resident in a tax haven. See “Item 10. Additional Information—Taxation.” The amount paid to shareholders as interest attributed to shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distributable amount. Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest attributed to shareholders’ equity, is at least equal to the mandatory distributable amount. When we distribute interest attributed to shareholders’ equity, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply. All payments to date were accounted for as part of the mandatory distribution.

The following table sets forth the distributions out of net income that we made or will make to our shareholders in respect of our 2000, 2001 and 2002 net income. All these amounts distributed or to be distributed were or will be in the form of interest attributed to shareholders’ equity.

Distributions out of net income

Year ended December 31,	Net income(1)		Payment Dates	Payment per 1,000 shares		Payment per ADS		Aggregate amount distributed(1)		Pay-out ratio(2)
2000	R$	521.4	(3)	R$	18.97	R$	4.74	R$	539.6	103.5%
2001		216.2	(4)		17.20		4.30		489.8	226.6
2002		(650.5)	(5)		3.80		0.95		108.2	(6)

(1)	In millions of reais.
(2)	Represents distributions divided by net income.
(3)	November 22, 2000 and December 26, 2000.
(4)	June 25, 2002.
(5)	To be paid in June 2003.
(6)	Not applicable.

On April 24, 2003, our Board of Directors declared dividends, in the form of interest attributed to shareholders’ equity, in an aggregate amount of R$40.2 million, to be paid within 60 days after our 2004 annual shareholders’ meeting to shareholders of record as of May 8, 2003. On May 29, 2003, our Board of Directors declared dividends, in the form of interest attributed to shareholders’ equity, in an aggregate amount of R$118.2 million, to be paid within 60 days after our 2004 annual shareholders’ meeting to shareholders of record as of June

16, 2003. We currently are not able to determine the amount, if any, of its portion of these declared dividends that the State will apply to current and future accounts receivable owed to us by the State or its controlled entities.

Dividend Policy

We intend to declare and pay dividends and/or interest attributed to shareholders’ equity, as required by the Brazilian corporation law and our by-laws. Our Board of Directors may approve the distribution of dividends and/or interest attributed to shareholders’ equity, calculated based on our semiannual or quarterly financial statements. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common shares. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our Board of Directors and shareholders. Within the context of our tax planning, we may in the future continue determining that it is to our benefit to distribute interest attributed to shareholders’ equity.

ITEM 9. THE OFFER AND LISTING

Market Information

Market Price of Common Shares

Our common shares are traded on the São Paulo Stock Exchange under the symbol “SBSP3.” At April 30, 2003, we had 5,169 registered holders of common shares.

The table below sets forth, for the periods indicated, the reported high and low closing sale prices in reais for common shares on the São Paulo Stock Exchange. The table also sets forth prices per ADS assuming that ADSs had been outstanding on all such dates and translated into U.S. dollars at the commercial market rate for the sale of U.S. dollars for each of the respective dates of such quotations. In addition, the table sets forth the average daily trading volume for our common shares. See “Item 3. Key Information—Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below.

	Reais per 1,000 common shares		U.S. dollar equivalent per ADS		Average daily trading volume (in lots of 1,000 common shares)
	Low	High	Low	High
1998	45.00	290.99	9.54	60.23	14,930
1999	47.0	213.0	8.91	29.11	19,352
2000	128.5	211.0	17.41	29.29	20,551
2001:
First quarter	172.01	238.60	22.14	27.71	17,515
Second quarter	151.00	194.49	16.14	21.04	15,722
Third quarter	104.50	176.89	9.51	16.56	10,337
Fourth quarter	98.00	137.50	8.95	14.87	16,363
2002:
First quarter	121.00	141.00	12.47	15.04	21,078
Second quarter	96.60	152.00	8.65	16.33	49,444
Third quarter	74.60	101.50	6.03	8.82	42,226
Fourth quarter	74.00	93.00	4.77	6.58	44,699
2003:
January	83.51	100.90	5.85	7.62	42,680
February	74.60	89.00	5.21	6.18	34,590
March	75.00	81.70	5.26	5.95	54,396
April	84.45	103.00	6.33	8.91	82,539

Our common shares have been listed on the São Paulo Stock Exchange since June 4, 1997 and since April 24, 2002 our common shares have been included on the Novo Mercado segment of that Exchange. Prior to June 4, 1997, our common shares were traded on Sociedade Operadora do Mercado de Acesso (SOMA), an over-the-counter market in Brazil.

On May 28, 2003, the closing sale price for our common shares on the São Paulo Stock Exchange was R$106.99 per 1,000 shares, which is equivalent to US$8.87 per ADS when translated into U.S. dollars at the exchange rate in effect on that date.

Market Price of ADSs

Our American Depositary Shares, or ADSs, each of which represent 250 of our common shares, are listed on the New York Stock Exchange under the symbol “SBS”. Our ADSs began trading on the New York Stock Exchange on May 10, 2002 in connection with the initial offering of our equity securities in the United States. We did not receive any of the proceeds from this sale.

The table below sets forth, for the periods indicated, the reported high and low closing prices for our ADSs on the New York Stock Exchange.

	Price in U.S. dollars per ADS		Average daily trading volume
	Low	High
2002:
Second quarter (commencing May 10)	8.60	11.80	186,311
Third quarter	4.75	8.80	42,784
Fourth quarter	4.65	6.45	25,098
2003:
January	5.90	7.75	21,385
February	5.29	6.18	8,510
March	5.34	6.10	20,338
April	6.33	8.89	30,952

On May 28, 2003, the closing sale price for our ADS on the New York Stock Exchange was US$8.80 per ADS.

Trading on the Brazilian Stock Exchanges

In 2000, the Brazilian stock exchanges were reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Pursuant to the memoranda, all securities are now traded only on the São Paulo Stock Exchange, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange. In 2001 and 2002, the São Paulo Stock Exchange accounted for 100% of the trading value of equity securities on all Brazilian stock exchanges.

If you were to trade in our common shares on the São Paulo Stock Exchange, your trade would settle in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, or Companhia Brasileira de Liquidação e Custódia.

Each Brazilian stock exchange is a nonprofit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The São Paulo Stock Exchange has two open outcry trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m. Brazil local time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m. Brazil local time, to closely mirror New York Stock Exchange trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the São Paulo Stock Exchange and on the National Electronic Trading System (Sistema Eletrônico de Negociaçôo Nacional). This system is a computerized system which links electronically with the seven smaller regional exchanges. The São Paulo Stock Exchange also permits trading from 6:45 p.m. to 7:30 p.m., or from 5:30 p.m. to 7:00 p.m. during daylight savings time in the United States, on an online system connected to traditional and internet brokers called the “After Market.” Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. There are no specialists or officially recognized market makers for our shares.

In order to better control volatility, the São Paulo Stock Exchange adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. As of April 30, 2003, the aggregate market capitalization of the 391 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$156 billion and the 10 largest companies listed on the São Paulo Stock Exchange represented approximately 48.2% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of April 30, 2003, we accounted for approximately 0.7% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a “non-Brazilian holder”) is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the Brazilian securities commission. In addition, Resolution

No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

Novo Mercado

Since April 24, 2002, our shares have been listed on the Novo Mercado. The Novo Mercado is a listing segment under the São Paulo Stock Exchange designed for the trading of shares issued by companies that voluntarily undertake to abide by some additional corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. A company in the Novo Mercado must follow a series of corporate rules known as “good practices of corporate governance.” These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders. On April 18, 2002, our shareholders approved changes to our by-laws to comply with the Novo Mercado requirements. In addition, the Novo Mercado provides for the creation of a Market Arbitration Chamber for conflicts resolution between investors and companies listed in the Novo Mercado.

In addition to the obligations imposed by current Brazilian law, a company listed on the Novo Mercado is obligated to:

•	issue only voting shares;

•	hold public offerings of shares in a manner favoring diversification of the company’s shareholder base and broader retail access;

•	maintain a minimum free float equal to 25% of the outstanding share capital of the company;

•	grant tag along rights for all shareholders in connection with a transfer of control of the company;

•	limit the term of all members of the board of directors to one year;

•	prepare annual and quarterly financial statements, including cash flow statements, in accordance with U.S. GAAP or International Accounting Standards;

•	disclose information on a quarterly basis, including insider share ownership and amount of free float of shares;

•	if it elects to delist from the Novo Mercado, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process); and

•	make greater disclosure of related party transactions.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and the Brazilian corporation law, each as amended and supplemented, and by regulations issued by the Brazilian securities commission, which has regulatory authority over the stock exchanges and securities markets generally, the National Monetary Council, and by the Central Bank, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and criminal penalties for insider trading and price manipulation. They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges. Nevertheless, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets.

Under the Brazilian corporation law, a company is either public (companhia aberta), such as we are, or closely held (companhia fechada). All public companies, including us, are registered with the Brazilian securities commission and are subject to reporting requirements. A company registered with the Brazilian securities commission may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Our common shares are listed and traded on the São Paulo Stock Exchange and may be traded privately subject to some limitations.

To be listed on a Brazilian stock exchange a company must apply for registration with the Brazilian securities commission and the stock exchange where the head office of the company is located.

We have the option to ask that trading in our securities on the São Paulo Stock Exchange be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the São Paulo Stock Exchange or the Brazilian securities commission, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the Brazilian securities commission or the São Paulo Stock Exchange.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the Brazilian securities commission serves as intermediary. No special application, other than registration with the Brazilian securities commission, is necessary for securities of a public company to be traded in this market. The Brazilian securities commission requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the common shares underlying the ADSs must, on behalf of the depositary for our ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges ADSs for common shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless the holder obtains a new registration. See “Item 10. Additional Information—Exchange Controls—Regulation of Foreign Investment.”

ITEM 10. ADDITIONAL INFORMATION

The following is a summary of the material terms of our common shares, including related provisions of our by-laws and the Brazilian corporation law. This description is qualified by reference to our by-laws and to Brazilian law.

Corporate Purposes

We are a mixed capital company duly organized under the laws of Brazil with unlimited duration. We have the legal status of a sociedade de economia mista, a mixed capital company with limited liability, operating under the Brazilian corporation law. As set forth in Article 2 of our by-laws, our corporate purpose is to plan, execute, and operate basic sanitation services throughout the territory of the State of São Paulo, including the capitation, adduction, processing and distribution of water, as well as the collection, removal, processing and final disposal of sewage.

Description of Common Shares

General

Each common share entitles the holder thereof to one vote at our annual and special shareholders’ meetings. The Brazilian corporation law requires that all our shareholders’ meetings be called by publication of a notice in the Diario Oficial do Estado de São Paulo, the official government publication of the State of São Paulo, and in a newspaper of general circulation in our principal place of business, currently the City of São Paulo, at least fifteen days prior to the meeting. In addition, the Brazilian Securities Commission may also require the first call for a shareholders’ meeting to be up to 30 days before such shareholders’ meeting. The quorum to hold shareholders’ meetings on first call is generally 25% of the shares entitled to vote and on second call the meetings can be held with the presence of any number of the shares entitled to vote.

Under the Brazilian corporation law, our common shares are entitled to dividends or other distributions made in respect of our common shares in proportion to their share of the amount available for the dividend or distribution. See “Item 8. Financial Information—Dividends and Dividend Policy” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon any liquidation of Sabesp, our common shares are entitled to return of capital in proportion to their share of our net worth.

In principle, a change in shareholder rights of shareholders, such as the reduction of the compulsory minimum dividend, is subject to a favorable vote of the shareholders representing at least one half of our voting shares. Under some circumstances that may result in a change in the rights of shareholders, such as the creation of preferred shares, the Brazilian corporate law requires the approval of a majority of the shareholders who would be adversely affected by the change present in a special meeting called for such reason. The Brazilian corporate law specifies other circumstances where the dissenting shareholder may also have appraisal rights.

According to the Brazilian corporation law, neither a company’s by-laws nor actions taken at a general meeting of shareholders may deprive a shareholder of some specific rights, such as:

•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

•	the right to supervise the management of the corporate business as specified in the Brazilian corporation law;

•	the right to preemptive rights in the event of a subscription of shares, debentures convertible into shares or subscription bonuses (except in some specific circumstances under Brazilian law); and

•	the right to withdraw from the company in the cases specified in the Brazilian corporation law.

Pursuant to the Brazilian corporation law and our by-laws, each of our common shares carries the right to one vote at a general meeting of shareholders. Sabesp may not restrain or deny that right without the consent of the holders of a majority of the shares affected.

Neither the Brazilian corporation law nor our by-laws expressly addresses:

•	staggered terms for directors;

•	cumulative voting, except as described below; or

•	measures that could prevent a takeover attempt.

However, under our by-laws, the State of São Paulo is required to own at least a majority of our outstanding common shares, and under the laws of the State of São Paulo, the State is required to own at least two-thirds of our outstanding common shares.

According to the Brazilian corporation law, shareholders representing at least one-tenth of the voting capital may request that a multiple voting procedure be adopted to entitle each share to as many votes as there are Board members and to give each shareholder the right to vote cumulatively for only one candidate or to distribute their votes among several candidates. Pursuant to the Brazilian corporation law, shareholder action must be taken at a shareholders meeting duly called and not by written consent.

Preemptive Rights

Each of our shareholders has a general preemptive right to subscribe for shares or securities convertible into shares in any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our share capital. A period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into shares is allowed for exercise of the right, and the right is negotiable. Under the Brazilian corporation law, we may amend our by-laws to eliminate preemptive rights or to reduce the exercise period in connection with a public offering of shares or an exchange offer made to acquire another company. Currently our by-laws provide our shareholders with preemptive rights with respect to any offering.

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or of common shares, would, except under circumstances described above, have preemptive rights to subscribe for any class of our newly issued shares. However, an ADS holder may not be able to exercise the preemptive rights relating to the common shares underlying his or her ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Common Shares and ADSs—A holder might be unable to exercise preemptive rights with respect to the common shares underlying our ADSs.”

Redemption and Rights of Withdrawal

The Brazilian corporation law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest. This right of withdrawal may be exercised by dissenting shareholders of Sabesp in the event that at least half of all voting shares outstanding authorize us:

•	to create preferred shares;

•	to reduce the mandatory distribution of dividends;

•	to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian corporation law;

•	to participate in a centralized group of companies as defined under the Brazilian corporation law and subject to the conditions set forth therein;

•	to change our corporate purpose;

•	to split up, subject to the conditions set forth in the Brazilian corporation law;

•	to transform into another type of company;

•	to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of such company, known as incorporação de ações; or

•	to acquire control of another company at a price which exceeds the limits set forth in the Brazilian corporation law.

The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting that approved the corporate actions described above. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability. The Brazilian corporation law allows companies to redeem their shares at their economic value, subject to the provisions of their by-laws and certain other requirements. Our by-laws currently do not provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to the

Brazilian corporation law would be made based on the book value per share, determined on the basis of the last balance sheet approved by the shareholders. However, if a shareholders’ meeting giving rise to redemption rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such shareholders’ meeting.

In addition, the rights of withdrawal in the third, fourth and eighth bullet points above may not be exercised by holders of shares if such shares (1) are liquid, defined as being part of the São Paulo Stock Exchange Index or other stock exchange index (as defined by the Brazilian securities commission), and (2) are widely held, such that the controlling shareholder or companies it controls have less than 50% of our shares. Our common shares are included on the São Paulo Stock Exchange Index.

This right of withdrawal may also be exercised in the event that the entity resulting from a merger, incorporaçao de ações, as described above, consolidation or spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken.

Options

There are currently no outstanding options to purchase any of our common shares.

Changes to the Brazilian Corporate Law

On October 31, 2001, Law No. 10,303 amended the Brazilian corporation law. Under this law:

•	disputes among our shareholders will be subject to arbitration if provided for in our by-laws, which were subsequently amended to provide that disputes arising out of rules of the Novo Mercado will be resolved by arbitration. See “Item 9. The Offer and Listing—Market Information—Trading on the Brazilian Stock Exchanges—Novo Mercado”;

•	a tender offer at a purchase price equal to fair value for all outstanding shares will be required upon a delisting or a substantial reduction in liquidity of our shares as a result of purchases by the controlling shareholders;

•	non-controlling shareholders representing at least 15% of the voting capital of the company will have the right to elect one Board member and his or her alternate by separate vote;

•	we may redeem shares held by non-controlling shareholders if our controlling shareholder increases its participation in our total share capital to more than 95%;

•	Board members elected by the non-controlling shareholders may have veto rights with respect to specified matters if our by-laws provide for supermajority Board approval of those matters;

•	any sale of control will require the purchaser to offer to purchase the minority shareholders’ common shares, and the minority shareholders’ preferred shares, if the preferred shares, if any, have voting rights, at a purchase price at least equal to 80% of the price per share paid to the controlling shareholder. According to our by-laws, which were amended to conform to the requirements of the Novo Mercado, we will be obligated to grant tag along rights equal to the price per share paid to the controlling shareholder;

•	shareholders will be entitled to withdraw from us upon a spin-off only if it entails a change in the corporate purpose, a reduction in mandatory dividends or the participation in a centralized group of companies;

•	our controlling shareholders, the shareholders that elect members to our Board of Directors and Conselho Fiscal, the members of our Board of Directors and Conselho Fiscal and our executive officers will be required to disclose any purchase or sale of our shares to the Brazilian securities commission and the São Paulo Stock Exchange;

•	the chairman of any shareholders’ or Board of Directors meeting will be entitled to enforce the voting provisions of any shareholders’ agreement if that agreement has been duly filed with Sabesp; and

•	the first and second calls for shareholders’ meetings will have to be made 15 and eight days, respectively, before such meeting, except that the Brazilian securities commission can also require the first call up to 30 days before a shareholders’ meeting.

In addition, under Law No. 10,303, mixed capital companies, such as Sabesp, are subject to the same bankruptcy procedures as privately owned companies. We will also be permitted to satisfy our Brazilian information disclosure requirements through the Internet.

We have conformed our by-laws to meet the provisions of the amended Brazilian corporation law.

Directors’ Powers

Although our by-laws contain no specific provisions regarding a director or executive officer’s power to vote on a proposal, arrangement or contract in which that director has a material interest, under the Brazilian corporation law, a director or an executive officer is prohibited from voting in any meeting or with respect to any transaction in which that director or executive officer has a conflict of interest with the company and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. In any case, a director or an executive officer may not transact any business with the company, including any borrowing, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties.

Under our by-laws our shareholders are responsible for establishing the compensation we pay to the members of our Board of Directors and the executive officers.

Pursuant to the Brazilian corporation law, each member of our Board of Directors must be a shareholder of Sabesp and, pursuant to our by-laws, a resident of Brazil. Our by-laws do not establish any mandatory retirement age limits.

See also “Item 6. Directors, Senior Management and Employees.”

Material Contracts

For a description of the material contracts entered into by Sabesp and the State of São Paulo, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with the State of São Paulo—Agreements with the State.”

Regulation of Foreign Investment

There are no restrictions on ownership of common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank.

Under Resolution No. 2,689, foreign investors registered with the Brazilian securities commission may buy and sell shares on the São Paulo Stock Exchange without obtaining a separate certificate of registration for each transaction. Investors under these regulations are also generally entitled to favorable tax treatment.

Annex V to Resolution No. 1,289, as amended, of the National Monetary Council, also known as the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.

Following the closing of the sale of our ADSs in May 2002, an electronic certificate of registration was made in the name of The Bank of New York, as the depositary, with respect to such ADSs and will be maintained by the Brazilian custodian for our common shares on behalf of the depositary. This electronic registration is carried on through the Central Bank Information System. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for common shares, the holder will be entitled to continue to rely on such electronic registration for five business days after the exchange. Thereafter, unless our common shares are held pursuant to Resolution No. 2,689 by a duly registered investor, or, if not a registered investor under Resolution No. 2,689, a holder of common shares applies for and obtains a new certificate of registration from the Central Bank, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, our common shares, and the holder, if not registered under Resolution No. 2,689, will be subject to less favorable Brazilian tax treatment than a holder of ADSs. In addition, if the foreign investor resides in a “tax haven” jurisdiction, the investor will be also subject to less favorable tax treatment.

See “Item 3. Key Information—Risk Factors—Risks Relating to Our Common Shares and ADSs—If a holder exchanges ADSs for common shares, he or she risks losing the ability to remit foreign currency abroad and Brazilian tax advantages” and “—Taxation—Brazilian Tax Considerations” below.

Taxation

This summary contains a description of certain Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of common shares or ADSs by a holder.

The summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Holders of common shares or ADSs should consult their own tax advisors as to the Brazilian, U.S. or other tax consequences of the purchase, ownership and disposition of common shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Although there presently is no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions in the past regarding such a treaty. No assurance can be given, however, as to if or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs.

Brazilian Tax Considerations

General

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil, also called a non-Brazilian holder, for purposes of Brazilian taxation and, in the case of a holder of common shares, which has registered its investment in common shares at the Central Bank as a U.S. dollar investment.

Pursuant to Brazilian law, investors may invest in our common shares under Resolution No. 2,689, of January 26, 2000, of the National Monetary Council.

The rules of Resolution No. 2,689 allow foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

Pursuant to the rules, foreign investors must: (1) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (2) complete the appropriate foreign investor registration form; (3) register as a foreign investor with the Brazilian securities commission; and (4) register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the Brazilian securities commission. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the Brazilian securities commission.

Taxation of Dividends

Dividends, including stock dividends and other dividends paid in property, paid by us to the depositary in respect of our ADSs, or to a non-Brazilian holder in respect of our common shares, are currently not subject to withholding income tax, provided that they are paid out of profits generated as of or after January 1, 1996 (or out of reserves derived therefrom). We do have retained earnings generated prior to January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to taxation at varying rates, except in the case of stock dividends, which are not subject to withholding income tax in Brazil unless we redeem our common shares within five years from such distribution or the non-Brazilian holder sells our common shares in Brazil within such five year period.

Taxation of Gains

For purposes of Brazilian taxation, there are two types of non-Brazilian holders of ADSs or common shares: (1) non-Brazilian holders that are not resident or domiciled in a tax haven jurisdiction (i.e., a jurisdiction that does not impose income tax or where the maximum income tax rate is lower than 20% and where internal legislation imposes restrictions on the disclosure of share or investment ownership), and that, in the case of holders of common shares, are registered before the Central Bank and the Brazilian securities commission to invest in Brazil in accordance with Resolution No. 2,689; and (2) other non-Brazilian holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means and all types of investors that are located in tax haven jurisdiction. The investors identified on clause (1) above are subject to favorable tax treatment in Brazil, as described below.

Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax.

The deposit of common shares in exchange for ADSs may be subject to Brazilian capital gains at the rate of 15% if the amount previously registered with the Central Bank as a foreign investment in our common shares is lower than (1)

the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such a case, the difference between the amount previously registered and the average price of our common shares calculated as above, will be considered a capital gain. Such taxation is not applicable in case of investors registered under Resolution No. 2,689 which are not located in a tax haven jurisdiction, which are tax exempt. The withdrawal of ADSs in exchange for common shares is not subject to Brazilian tax. On receipt of the underlying common shares, the non-Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below in “—Registered Capital.”

Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of common shares that occur abroad to non-Brazilian holders. Non-Brazilian holders registered under Resolution No. 2,689 which are not located in a tax haven jurisdiction are subject to income tax imposed at a rate of 15% on gains realized on sales or exchanges of our common shares that occur in Brazil or with a resident of Brazil, other than in connection with transaction on the Brazilian stock, future or commodities exchange. With reference to proceeds of a redemption or of a liquidating distribution with respect to our common shares, the difference between the amount effectively received by the shareholder and the amount of foreign currency registered with the Central Bank, translated in reais at the commercial market rate on the date of the redemption or liquidating distribution, will be also subject to income tax at a rate of 15% once such transactions are treated as a sale or exchange not carried out on the Brazilian stock, future and commodities exchange.

Gains realized arising from transactions on the Brazilian stock, future or commodities exchanges by an investor registered under Resolution No. 2,689 which is not located in a tax haven jurisdiction are exempt from Brazilian income tax. As of January 1, 2000, the preferential treatment under Resolution No. 2,689 is no longer applicable if the non-Brazilian holder of our ADSs or common shares is resident in a tax haven jurisdiction in accordance with Law No. 9,959 of January 27, 2000. As a consequence, gains realized on transactions performed by such holder on the Brazilian stock, future or commodities exchange are subject to income tax at a rate of 20%.

Therefore, non-Brazilian holders are subject to income tax imposed at a rate of 20% on gains realized on sales or exchanges of common shares that occur on the São Paulo Stock Exchange unless such a sale is made by a non-Brazilian holder which is not resident in a tax haven jurisdiction and (1) such sale is made within five business days of the withdrawal of such common shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period, or (2) such sale is made under Resolution No. 2,689 by registered non-Brazilian holders who obtain registration with the Brazilian securities commission. In these two cases, the transaction will be tax exempt. The “gain realized” is the difference between the amount in reais realized on the sale or exchange and the acquisition cost measured in reais, without any correction for inflation, of the shares sold. The “gain realized” as a result of a transaction that occurs other than on the São Paulo Stock Exchange will be the positive difference between the amount realized on the sale or exchange and the acquisition cost of our common shares, both such values to be taken into account in reais; there are grounds, however, to hold that the “gain realized” should be calculated based on the foreign currency amount registered with the Central Bank, such foreign currency amount to be translated into reais at the commercial market rate on the date of such sale or exchange. There is no assurance that the current preferential treatment for holders of our ADSs and some non-Brazilian holders of our common shares under Resolution No. 2,689 will continue in the future. Any exercise of preemptive rights relating to our common shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to our common shares by the depositary on behalf of holders of our ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of common shares, unless such sale or assignment is performed on the São Paulo Stock Exchange by an investor under Resolution No. 2,689 who is not a resident in a tax haven jurisdiction, in which case the gains are exempt from income tax.

Taxation of Interest on Shareholders’ Equity

Any payment of interest on shareholders’ equity (see “Dividends and Dividend Policy—Record of Dividend Payments and Interest Attributed to Shareholders’ Equity”) to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% at the time Sabesp records such liability, whether or not the effective payment has been made at that time. In the case of non-Brazilian residents that are resident in a tax haven jurisdiction, the applicable rate for income tax is 25%.

Taxation of Foreign Exchange Transactions (“IOF/Câmbio”)

Under Decree No. 2,219, of May 2, 1997, the conversion into Brazilian currency of proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with an investment in common shares or ADSs and those under Resolution No. 2, 689) and the conversion into foreign currency of proceeds received by a non-Brazilian holder is subject to a tax on exchange transactions known as IOF/Câmbio, which is currently zero on most transactions. However, according to Law No. 8,894, of June 21, 1994, the IOF/Câmbio rate may be increased at any time to a maximum of 25% by a decision of the Minister of Finance, but only in relation to future exchange transactions.

Tax on Bonds and Securities Transactions (“IOF/Titulos”)

Law No. 8,894 created the Tax on Bonds and Securities Transactions, or IOF/Titulos, which may be imposed on any transactions involving bonds and securities effected in Brazil, even if these transactions are performed on the Brazilian stock, futures or commodities exchange. As a general rule, the rate of this tax is currently zero but the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by a non-Brazilian holder, except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil within such state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares or ADSs.

Transactions on Bank Accounts (“CPMF”)

As a general rule, the Contribuição Provisória sobre Movimentação Financeira, the tax on transactions on bank accounts, or CPMF, is imposed on any debit to a bank account. Therefore, transactions by the depositary or by holders of common shares which involve the transfer of Brazilian currency through Brazilian financial institutions could be subject to the CPMF tax. The CPMF tax is imposed generally on bank account debits at a rate of 0.38% ; however, some transactions involving foreign investors may be exempt from the CPMF. As of January 1, 2004, the applicable rate will be 0.08%. Although the CPMF tax is set to expire in December 2004, the Brazilian Congress is discussing the possibility of extending such period or converting this tax into a permanent tax. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction.

Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdictions

Law No. 9,779, dated as of January 1, 1999, states that, with the exception of limited prescribed circumstances, income derived from operations by a beneficiary, resident or domiciled in a country considered a tax haven is subject to withholding income tax at the rate of 25%. Tax havens are considered to be countries which do not impose any income tax or which impose such tax at a maximum rate of less than 20%. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary resident or domiciled in a tax haven jurisdiction, the applicable income tax rate will be 25% instead of 15%. Capital gains are not subject to this 25% tax, even if the beneficiary is resident in a tax haven jurisdiction. See “—Taxation of Gains.”

Registered Capital

The amount of an investment in common shares held by a non-Brazilian holder who obtains registration under Resolution No. 2,689, or by the depositary representing such holder, is eligible for registration with the Central Bank; such registration (the amount so registered being called registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such common shares. The registered capital for each common share purchased as part of the international offering or purchased in Brazil after the date hereof, and deposited with the depositary will be equal to its purchase price (in U.S. dollars). The registered capital for a common share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of:

•	the average price of a common share on the Brazilian stock exchange on which the greatest number of such shares were sold on the day of withdrawal; or

•	if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such withdrawal.

The U.S. dollar value of the average price of common shares is determined on the basis of the average of the U.S. dollar/real commercial market rates quoted by the Central Bank information system on the date (or, if the average price of common shares is determined under the second option above, the average of such average quoted rates on the same 15 dates used to determine the average price of common shares).

A non-Brazilian holder of common shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder. See “Risk Factors—Risks Relating to Our Common Shares and ADSs—The relative volatility and illiquidity of the Brazilian securities market may substantially limit your ability to sell the common shares underlying the ADSs at the prices and time you desire.”

United States Taxation

The discussion below is applicable to you only if you are a U.S. holder that is not domiciled in Brazil (or domiciled or resident in a tax haven jurisdiction) for purposes of Brazilian taxation and, in the case of a holder of common shares, that has registered its investment in common shares with the Central Bank as a U.S. dollar investment. A U.S. holder is a beneficial owner of a common share or ADS that is:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Except where noted, this summary deals only with common shares or ADSs held as capital assets and does not deal with special situations, such as those of banks, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, insurance companies, real estate investment trusts, regulated investment companies, persons holding common shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, investors in a pass-through entity, persons owning 10% or more of our voting stock, or persons whose “functional currency” is not the U.S. dollar. Furthermore, this discussion set forth under “United States Taxation” is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, such summary is based, in part, upon representations made by the Depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common shares or ADSs, you should consult your tax advisors.

ADSs

In general, for United States federal income tax purposes, U.S. holders of ADSs will be treated as the owners of the underlying common shares that are represented by such ADSs. Deposits or withdrawals of common shares by U.S. holders for ADSs will not be subject to United States federal income tax. However, the United States Treasury has expressed concerns that parties involved in transactions wherein depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of Brazilian taxes described herein could be affected by future actions that may be taken by the United States Treasury.

Taxation of Dividends

The gross amount of distributions paid to you (including amounts withheld by the Brazilian taxing authority, if any, and any payments of interest attributed to shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be treated as dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income when actually or constructively received by you, in the case of common shares, or when actually or constructively received by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our common shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized on a subsequent disposition of our common shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.

The amount of any dividend paid in reais will equal the U.S. dollar value of the reais received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of common shares, or by the Depositary, in the case of ADSs, regardless of whether the reais are converted into U.S. dollars. If the reais received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the reais equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be treated as United States source ordinary income or loss.

Subject to certain limitations, Brazilian withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against a U.S. holder’s United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares will be treated as income from sources outside the United States and will generally constitute “passive income” or, in the case of certain U.S. holders, “financial services income.” Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). Further, a U.S. holder that (i) has held common shares or ADSs for less than a specific minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on common shares or ADSs. In addition, a U.S. holder that holds the shares in certain arrangements in which the U.S. holder’s expected economic profits are insubstantial may not be allowed a foreign tax credit for such foreign taxes. The rules governing the foreign tax credit are complex. You should consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Capital Gains

For United States federal income tax purposes, you generally will recognize taxable gain or loss on any sale, exchange or other disposition of a common share or ADS in an amount equal to the difference between the U.S. dollar value of the amount realized for the common share or ADS and your adjusted tax basis in the common share or ADS, determined in U.S. dollars. Such gain or loss will be capital gain or loss. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held our common shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation depending upon the holding period of such capital assets. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, a U.S. holder may not be able to use the foreign tax credit arising from Brazilian tax imposed, if any, on the disposition of a common share or ADS unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our common shares or ADSs or the proceeds received on the sale, exchange, or redemption of our ADSs paid within the United States (and in certain cases, outside of the United States) to you unless you are an exempt recipient (such as a corporation), and backup withholding may apply to such amounts if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full interest and dividends required to be shown on your federal income tax returns. The amount of any backup withholding from a payment to you will be allowed as a refund or credit against your United States federal income tax liability provided you furnish the required information to the Internal Revenue Service.

Documents on display

We are subject to the periodic reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, as amended. Accordingly, we are required to file reports and other information with the U.S. Securities and Exchange Commission. You may inspect and copy reports and other information filed by us at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W, Washington D.C. 20549. You may obtain copies of these materials upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W, Washington D.C. 20549 at prescribed rates. You may also inspect this material at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. In addition to the public reference facilities maintained by the Commission and the New York Stock Exchange, you may obtain a copy of the annual report, upon written request from the depositary for our ADSs at its corporate trust office located at 101 Barclay Street, New York, New York 10286.

We also furnish to the depositary annual reports in English including audited annual financial statements and unaudited quarterly financial statements in English for each of the first three quarters of the fiscal year. We also furnish to the depositary English translations or summaries of all notices of shareholders’ meetings and other reports and communications that are made generally available to holders of common shares.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks—in particular, foreign currency exchange rate risk and interest rate risk. We are exposed to exchange rate risk because a substantial portion of our financial expenses, net is denominated in foreign currencies (primarily the U.S. dollar) while we generate all of our net operating revenues in reais. Similarly, we are subject to interest rate risk based upon changes in interest rates, which affect our net financial expenses. We do not use derivative instruments, such as foreign exchange forward contracts, foreign currency options or interest rate swaps or forward rate agreements, to manage these market risks. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

At December 31, 2001 and 2002, approximately R$2,653.4 million, or 41.0%, and R$3,708.0 million, or 46.8%, respectively, of our debt obligations were denominated in foreign currencies (including debt pegged to baskets of foreign currencies). The basket of foreign currency-pegged debt consists primarily of our debt with the World Bank and the Inter-American Development Bank. As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations.

We estimate that the potential loss to us in connection with foreign currency-denominated debt that would have resulted as of December 31, 2001 and 2002 from each hypothetical instantaneous and unfavorable 1% change in the relevant exchange rates against the real would have been approximately R$26.5 million and R$37.1 million, respectively. Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in these exchange rates would have resulted in losses of approximately R$265.3 million and R$370.8 million as of December 31, 2001 and 2002, respectively. These estimates do not take into account that the changes in exchange rates comprising the baskets of foreign currencies often present variations different from the devaluation of the real in relation to the U.S. dollar.

The devaluation of the real in relation to the U.S. dollar and with the World Bank and Inter-American Development Bank basket of currencies, for the years ended December 31, 2001 and 2002, were as follows:

	Year ended December 31,
	2001	2002
Devaluation of real in relation to:
U.S. dollar	15.7%	34.3%
World Bank basket of currencies	10.0%	8.3%
Inter-American Development Bank basket of currencies	12.2%	6.7%

At December 31, 2001, we partially limited our exposure to foreign currency exchange rate risks by acquiring foreign currency, amounting to R$82.2 million at December 31, 2001, which was used to repay certain debt obligations, and were deposited in a bank account for such purposes. At December 31, 2002 we did not hold any foreign currency.

We have not entered into financial instruments to mitigate the effects of exchange rates movements.

As of December 31, 2001 and 2002, we did not have any derivative contracts outstanding which limited exposure to variations in foreign currencies.

At December 31, 2001 and 2002, we had no short-term debt outstanding, other than the current portion of long-term debt.

Interest Rate Risk

At December 31, 2001 and 2002, approximately R$3,056.7 million, or 80.1%, and R$3,021.9 million, or 71.7%, respectively, of our total debt outstanding balance denominated in reais, was based on variable rates of interest based on the Unidade Padrão de Referência—UPR (Reference Standard Unit), which is equal to the Taxa Referencial—TR (daily government interest rate). In addition, at December 31, 2001 and 2002, approximately R$736.5 million, or 19.3%, and R$1,056.1 million, or 25.0%, respectively, of our total debt denominated in reais was subject to interest rates based on the Certificado de Depósito Interbancário, or CDI, rate (benchmark interest rate set by the Brazilian interbank market on a daily basis). At December 31, 2001 and 2002, R$907.4 million and R$1,347.0 million, respectively, of our foreign-currency denominated debt was based on World Bank and the Inter-American Development Bank variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

At December 31, 2001 and 2002, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the World Bank or the Inter-American Development Bank variable rates. However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government. We invest these excess funds, which totaled R$281.7 million at December 31, 2001 and R$344.4 million at December 31, 2002, mainly in short-term instruments. As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn the CDI rate. In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$38.2 million and R$42.2 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities on December 31, 2001 and 2002, respectively, had occurred. Consistent with these estimates, a hypothetical instantaneous and unfavorable 10%, or 1000 basis point, change in these interest rates would have resulted in losses of approximately R$381.7 million and R$421.7 million as of December 31, 2001 and 2002, respectively. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities. A homogeneous category is defined according to the currency in which financial liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the effect of interest rate fluctuation on these financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

The tables below provide information about our interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2002.

	At December 31, 2002
	Expected maturity date					Total	Average annual interest rate
	2003	2004	2005	2006	After 2006
	(in millions, except percentages)
Assets:
Time deposits denominated in reais	344.4	—	—	—	—	344.4	97.5% of CDI rate

Total assets	344.4	—	—	—	—	344.4

Liabilities:
Long-term debt:
Floating rate, denominated in reais indexed by TR or UPR	185.8	182.4	198.3	215.8	2,239.5	3,021.9	11.67%
Floating rate, denominated in reais indexed by TJLP	0.04	—	0.20	0.58	3.29	4.10	13.11%
Floating rate, denominated in reais indexed by IGPM	27.6	—	35.8	35.8	35.8	135.0	17.24%
Floating rate, denominated in reais indexed by CDI	7.0	515.9	207.4	207.4	118.4	1,056.1	26.68%
Floating rate, denominated in U.S. dollars	182.5	134.5	89.5	89.5	857.0	1,352.9	5.19%
Floating rate, denominated in Euro	2.7	3.0	3.4	3.8	—	12.9	0.05%
Fixed rate, denominated in U.S. dollars	926.9	124.2	1,095.9	53.5	141.8	2,342.3	10.08%

Total long-term debt	1,332.5	960.0	1,630.5	606.4	3,395.8	7,925.1

The percentage of our debt subject to fixed and floating interest rates is as follows:

	At December 31,
	2001	2002
Floating rate debt:
• Denominated in U.S. dollars	14.12%	17.07%
• Denominated in Euro	0.13	0.16
• Denominated in reais	58.99	53.21

	73.24	70.44
Fixed rate debt:
• Denominated in U.S. dollars	26.76	29.56

Total	100.00%	100.00%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Based on their evaluation as of a date within 90 days of the filing date of this annual report, the chief executive officer and the chief financial officer of Sabesp have concluded that Sabesp’s disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) under the U.S. Securities Exchange Act of 1934, or “Exchange Act”) are effective to ensure that information required to be disclosed by Sabesp in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) There were no significant changes in Sabesp’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, together with the Report of Independent Accountants, are filed as part of this annual report:

ITEM 19. EXHIBITS

Item	Description

1.1	By-laws of the Registrant (English translation) (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form F-1 filed on May 6, 2002).

4.1

Agreement between the Registrant and the State Department of Water and Energy (Departamento de Águas e Energia Elétrica—DAEE), dated April 24, 1997 (English translation) (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 filed on April 8, 2002 (the “April 8, 2002 Form F-1”)).

4.2	Protocol of Understanding between the Registrant and the State of São Paulo, dated September 30, 1997 (English translation) (incorporated by reference to Exhibit 10.2 to the April 8, 2002 Form F-1).

4.3

Agreement between the Registrant and the State of São Paulo, through the Secretariat of Finance, dated September 10, 2001 (English translation) (incorporated by reference to Exhibit 10.3 to the April 8, 2002 Form F-1).

4.4

Agreement between the Registrant and the State of São Paulo, through the Secretariat of the Treasury, dated December 11, 2001 (English translation) (incorporated by reference to Exhibit 10.4 to the April 8, 2002 Form F-1).

4.5

Amendment to the Agreement, dated April 24, 1997, between the Registrant and the State Department of Water and Energy, dated March 16, 2000 (English translation) (incorporated by reference to Exhibit 10.5 to the April 8, 2002 Form F-1).

4.6

Amendment to the Agreement, dated April 24, 1997, between the Registrant and the State Department of Water and Energy, dated November 21, 2001 (English translation) (incorporated by reference to Exhibit 10.6 to the April 8, 2002 Form F-1).

6.1	Earnings Per Share Calculation.

10.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO–SABESP

By:	/s/ DALMO DO VALLE NOGUEIRA FILHO
Name: Dalmo do Valle Nogueira Filho
Title: Chief Executive Officer

By:	/s/ REINALDO JOSÉ RODRIGUEZ DE CAMPOS
Name: Reinaldo José Rodriguez de Campos
Title: Acting Economic and Financial Officer

Date: June 2, 2003

PRINCIPAL EXECUTIVE OFFICER CERTIFICATION

I, Dalmo do Valle Nogueira Filho, Chief Executive Officer of Companhia de Saneamento Básico do Estado de São Paulo—SABESP, certify that:

1.	I have reviewed this annual report on Form 20-F of Companhia de Saneamento Básico do Estado de São Paulo—SABESP (the “Registrant”);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.	The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.	The Registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 2, 2003

/s/ DALMO DO VALLE NOGUEIRA FILHO
Dalmo do Valle Nogueira Filho
Chief Executive Officer (principal executive officer)

PRINCIPAL FINANCIAL OFFICER CERTIFICATION

I, Reinaldo José Rodriguez de Campos, Acting Economic and Financial Officer of Companhia de Saneamento Básico do Estado de São Paulo—SABESP, certify that:

1.	I have reviewed this annual report on Form 20-F of Companhia de Saneamento Básico do Estado de São Paulo—SABESP (the “Registrant”);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.	The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.	The Registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 2, 2003

/s/ REINALDO JOSÉ RODRIGUEZ DE CAMPOS
Reinaldo José Rodriguez de Campos
Acting Economic and Financial Officer (principal financial officer)

FINANCIAL STATEMENTS

Report of Independent Accountants

To the Board of Directors and Shareholders

Companhia de Saneamento Básico do

Estado de São Paulo—SABESP

1	We have audited the accompanying balance sheets of Companhia de Saneamento Básico do Estado de São Paulo—SABESP (the “Company”) as of December 31, 2002 and 2001, and the related statements of operations, of changes in shareholders’ equity and of changes in financial position for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audits in accordance with auditing standards generally accepted in Brazil and in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and the changes in its financial position for each of the three years in the period ended December 31, 2002, in conformity with the accounting practices adopted in Brazil.

4	Pursuant to recently issued accounting standards, in 2002 the Company changed its method of accounting for pension obligations under the accounting practices adopted in Brazil (Note 12(b)).

5	Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for the years ended December 31, 2002, 2001 and 2000 and shareholders’ equity as of December 31, 2002 and 2001 to the extent summarized in Note 22 of the financial statements.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers	March 12, 2003
Auditores Independentes	São Paulo, Brazil

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Balance Sheet at December 31

In thousands of reais

	2002	2001
Assets
Current assets
Cash and time deposits	462,138	460,220
Customer accounts receivable (Note 5)
Third parties	1,492,501	1,399,305
Receivable from State Government	103,164	35,782
Allowance for doubtful accounts	(684,430)	(623,351)
Reimbursement due from State Government for pensions paid (Note 6)	116,990	19,740
Deferred income tax and social contribution	58,502	—
Inventories	22,642	21,887
Recoverable taxes	—	27,415
Other	20,679	30,083

	1,592,186	1,371,081

Long-term assets
Customer accounts receivable	12,409	11,017
Receivable from State Government agreements (Note 13(c))	607,374	649,057
Judicial deposits	23,507	16,092
Compensation for concession termination (Note 7(a))	148,794	148,794
Deferred income tax and social contribution	206,033	91,340
Other	20,433	4,162

	1,018,550	920,462

Permanent assets
Investments	740	740
Property, plant and equipment	13,608,369	13,509,950
Deferred charges	112,092	115,651

	13,721,201	13,626,341

	16,331,937	15,917,884

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Balance Sheet at December 31

In thousands of reais—(continued)

	2002	2001
Liabilities and shareholders’ equity
Current liabilities
Accounts payable to suppliers and contractors	36,611	81,023
Loans and financings	1,332,469	549,322
Salaries and payroll charges	1,308	953
Provision for vacation, paid leave and related charges	84,443	74,360
Taxes and contributions	98,006	80,189
Provisions for contingencies	179,935	166,240
Interest attributed to shareholders’ equity (Note 15(e))	235,255	528,341
Deferred income taxes	9,903	—
Other	43,355	38,131

	2,021,285	1,518,559

Long-term liabilities
Loans and financings	6,592,654	5,920,629
Taxes and contributions	73,725	124,093
Provisions for contingencies	237,370	76,625
Deferred income tax and social contribution	75,880	256,839
Accrued pension obligation (Note 12)	68,336	8,238
Other	16,211	16,211

	7,064,176	6,402,635

Shareholders’ equity
Paid-in capital	3,403,688	3,403,688
Capital reserves	49,503	40,979
Revaluation reserve	2,857,965	2,953,806
Appropriated reserve	935,320	1,598,217

	7,246,476	7,996,690

	16,331,937	15,917,884

The accompanying notes are an integral part of these financial statements

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Statement of Operations

Years Ended December 31

In thousands of reais, unless otherwise stated

	2002	2001	2000
Sales and services rendered	3,962,436	3,543,508	3,457,953
Taxes on sales and services—COFINS and PASEP	(195,289)	(108,741)	(102,202)

Net operating revenue	3,767,147	3,434,767	3,355,751
Cost of services rendered (Note 19)	(1,814,976)	(1,590,435)	(1,474,068)

Gross profit	1,952,171	1,844,332	1,881,683

Operating expenses (Note 19)
Selling expenses	(385,139)	(332,597)	(332,738)
General and administrative expenses	(226,024)	(203,135)	(137,349)
Financial expenses, net	(2,276,293)	(1,105,152)	(737,711)

	(2,887,456)	(1,640,884)	(1,207,798)

Operating profit (loss)	(935,285)	203,448	673,885

Non-operating income (expenses), net
Loss on property, plant and equipment, net (Note 8(b))	(16,479)	(84,948)	(118,722)
Other	13,055	8,028	36,422

	(3,424)	(76,920)	(82,300)

Income (loss) before taxes on income	(938,709)	126,528	591,585
Income tax	236,957	61,894	(47,884)
Social contribution	86,358	27,805	(22,266)

Income (loss) before extraordinary items	(615,394)	216,227	521,435

Extraordinary item, net of taxes (Note 12(e))	(35,122)

Net income (loss)	(650,516)	216,227	521,435

Net income (loss) per thousand shares at balance sheet date—R$	(22.84)	7.59	18.31

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Statement of Changes in Shareholders’ Equity

In thousands of reais

				Appropriated reserves		Unappropriated reserve
	Capital	Capital reserves	Revaluation reserve	Legal reserve	Investments reserve	Retained earnings	Total
At December 31, 2000	3,403,688	39,141	3,083,658	93,863	1,648,123	—	8,268,473

Donations (Note 15(f))	—	1,838	—	—	—	—	1,838
Realization of revaluation reserve	—	—	(129,852)	—	—	129,852	—
Net income for the year	—	—	—	—	—	216,227	216,227
Appropriation and distribution of income
Legal reserve	—	—	—	10,811	—	(10,811)	—
Interest attributed to shareholders’ equity paid and payable	—	—	—	—	—	(489,848)	(489,848)
Transfer to investments reserve (Note 15(h))	—	—	—	—	(154,580)	154,580	—

At December 31, 2001	3,403,688	40,979	2,953,806	104,674	1,493,543	—	7,996,690
Donations (Note 15(f))	—	8,524	—	—	—	—	8,524
Realization of revaluation reserve	—	—	(95,841)	—	—	95,841	—
Loss for the year	—	—	—	—	—	(650,516)	(650,516)
Interest attributed to shareholders’ equity paid and payable	—	—	—	—	—	(108,222)	(108,222)
Transfer to investments reserve (Note 15(h))	—	—	—	—	(662,897)	662,897	—

At December 31, 2002	3,403,688	49,503	2,857,965	104,674	830,646	—	7,246,476

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Statement of Changes in Financial Position

Years Ended December 31

In thousands of reais

	2002	2001	2000
Financial resources were provided by
Operations
Net income (loss) for the year	(650,516)	216,227	521,435
Expenses (income) not affecting working capital
Depreciation and amortization	519,075	477,329	457,036
Net book value of investments and property, plant and equipment written off	16,479	85,513	120,241
Interest and indexation charges on long-term assets and liabilities	1,212,851	437,341	217,205
Provision for contingencies	160,744	49,009	(8,095)
Accrued pension obligation	60,098	(293)	(675)
Deferred income tax and social contribution
Long-term assets—increase	(173,195)	(58,922)	(11,450)
Long-term liabilities—decrease	(171,055)	(52,254)	(46,539)

	974,481	1,153,950	1,249,158

Shareholders
Capital subscription	—	—	6,787

	—	—	6,787

Third parties
Long-term assets	75,370	—	724
Long-term loans and financings	457,371	327,907	685,149
Long-term liabilities	—	8,339	22,546
Donations—contributions of assets	8,524	1,838	8,322

	541,265	338,084	716,741

Total funds provided	1,515,746	1,492,034	1,972,686

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Statement of Changes in Financial Position—(continued)

Years Ended December 31

In thousands of reais

	2002	2001	2000
Financial resources were used for
Increase in long-term receivables	—	647,335	—
Permanent assets
Property, plant and equipment	619,191	719,027	617,713
Deferred charges	11,223	16,336	14,884
Decrease in long-term liabilities	9,903	—	—
Transfer of long-term liabilities to current
Loans and financings	988,367	447,161	291,039
Taxes and contributions	60,461	54,821	21,988
Interest attributed to shareholders’ equity paid and payable	108,222	489,848	539,614

Total funds used	1,797,367	2,374,528	1,485,238

Increase (decrease) in working capital	(281,621)	(882,494)	487,448

Changes in working capital
Current assets
At the end of the year	1,592,186	1,371,081	1,524,518
At the beginning of the year	1,371,081	1,524,518	1,515,607

	221,105	(153,437)	8,911

Current liabilities
At the end of the year	2,021,285	1,518,559	789,502
At the beginning of the year	1,518,559	789,502	1,268,039

	502,726	729,057	(478,537)

Increase (decrease) in working capital	(281,621)	(882,494)	487,448

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements

In thousands of reais

1	Our Company and its Operations

Companhia de Saneamento Básico do Estado de São Paulo—SABESP (the “Company”, “Sabesp” or “we”) operates public water and sewage systems in the State of São Paulo, Brazil, providing water and sewage services to a broad range of residential, commercial, industrial and governmental customers. We also supply water on a bulk basis to seven municipalities in the São Paulo Metropolitan Region in which we do not operate water systems.

The Company was formed in 1973 as a result of the merger of a number of State of São Paulo Government (“State Government”) agencies and state-owned companies involved in water supply and sewage collection and treatment operations in the State of São Paulo. The State Government is required by law to own at least two-thirds of our voting (common) shares. At December 31, 2002 and 2001, the State Government held, approximately 71.54% and 88.33%, respectively, of our voting shares.

We do not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for a substantial majority of our sales and services rendered, or in 42 other municipalities in the State of São Paulo. None of these other municipalities has a significant population, other than the city of Santos. We believe that we have a vested right to provide water and sewage services based upon, among other things, our ownership of the water and sewage systems serving the City of São Paulo and these other municipalities and certain succession rights resulting from the merger which formed Sabesp.

The Company provides water and sewage services in 323 municipalities in the State of São Paulo pursuant to concessions granted by the municipalities. Substantially all of these concessions have 30-year terms, one of which expires in 2004 and the rest expire between 2005 and 2030. Each of these concessions is automatically renewable for a period equal to its initial term, unless the municipality or Sabesp exercises the right to terminate the concession at least six months prior to the expiration date of the concession.

In April 2002, Sabesp’s shares were listed on the “Novo Mercado” segment of the São Paulo Stock Exchange (BOVESPA).

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

In May 2002, the State Government sold 4.78 billion of its common shares of Sabesp in an international offering. The shares sold outside Brazil were sold in the form of American Depositary Receipts, each representing 250 common shares (ADRs), which were listed on the New York Stock Exchange and began trading on May 10, 2002 under the ticker symbol “SBS”.

2	Financial Statement Presentation

Our statutory financial statements, which are used as the basis for determining income taxes and mandatory minimum dividend calculations, have been prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which are based on the Brazilian Corporation Law (Law No. 6,404/76, as amended), the rules and regulations of the Comissão de Valores Mobiliários (the Brazilian Securities Commission, or “CVM”), and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil (the Brazilian Institute of Independent Accountants, or “IBRACON”). These financial statements have not been indexed for inflation after 1995.

(a)	Inflation accounting under Brazilian GAAP

Brazilian GAAP provided a simplified methodology for accounting for the effects of inflation through 1995. This method consisted of restating permanent assets (property, plant and equipment, investments and deferred charges) and shareholders’ equity accounts using indices mandated by the Brazilian Federal Government. The net effect of these restatements was credited or charged to the statement of operations.

(b)	Presentation of financial statements

To facilitate an understanding of Brazilian accounting practices, the presentation of the financial statements has been adapted from the financial statements filed for Brazilian legal and regulatory purposes. In addition, certain terminology changes have been made and the notes to the financial statements have been expanded to conform more closely to reporting practices prevailing in the United States of America. Unless otherwise noted, all amounts are presented in Brazilian currency (“real” or “reais”).

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

3	Summary of Significant Accounting Policies

Our accounting policies, which are based on the accrual concept, comply with Brazilian GAAP but differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 22 for further discussion of the differences between Brazilian GAAP and U.S. GAAP and the reconciliation of shareholders’ equity and net income (loss) from Brazilian GAAP to U.S. GAAP. Additional disclosure has been included in these notes to comply with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) for foreign registrants.

(a)	Gross revenue from sales and services

Revenues for water services are recognized when the water is consumed. Revenues from sewage services are based on water consumed. We record water supply and sewage services rendered but not billed by the balance sheet date on an estimated basis during the month in which the service is provided in order to match the costs incurred.

(b)	Concentration of credit risk

Financial instruments which potentially subject Sabesp to concentrations of credit risk include cash and cash equivalents, time deposits, accounts receivable, including receivables from the State Government (both for water and sewage services rendered and for reimbursements for pensions paid) and compensation for concession terminations. We limit credit risk associated with cash and cash equivalents by placing investments, as required by law, with government financial institutions in short-term securities. The law requires that we invest cash equivalents and securities at government-owned financial institutions. With respect to accounts receivable, our credit risk is mitigated by selling to a reasonably geographically dispersed customer base, including sales to municipal authorities, and by performing ongoing credit evaluations. In 2002, 2001, and 2000, 6%, 7% and 7%, respectively, of the Company’s gross sales were to the State Government.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(c)	Marketing costs

Marketing costs are reported in selling expenses and include costs of advertising and other marketing activities. Advertising expenses were R$ 20,013, R$ 21,640 and R$ 17,793 for the years ended December 31, 2002, 2001 and 2000, respectively. No deferred advertising assets are recognized at the balance sheet dates presented.

(d)	Financial income and expenses

These comprise mainly interest, indexation charges and income accruals and exchange losses arising from financial investments, receivables under agreements and loans and financings.

(e)	Employee profit sharing

We make provisions, when appropriate, for granting employees the right to a share of profits determined on a performance-based plan.

(f)	Income tax and social contribution

Tax liabilities are recognized, to the extent practicable, based on the amount expected to be paid. Income tax and social contribution (a federally mandated tax based on income) are accrued on taxable results at the applicable tax rates. Deferred taxes are calculated based on results which will be taxable or deductible in the future. The deferred tax benefit of tax loss carryforwards is generally recognized to the extent that realization is believed to be probable.

As permitted by the CVM, the Company opted not to recognize the income tax and social contribution deferred tax liability (non-cash) on the revaluation reserve of property, plant and equipment recorded up to 1991.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(g)	Earnings per share

Earnings per share are calculated based on the number of shares outstanding at each balance sheet date. Earnings and dividends per share are disclosed in amounts per thousand shares, as a one thousand share lot is the minimum number of shares of the Company that can be traded on the São Paulo Stock Exchange.

(h)	Cash and time deposits

Cash and cash equivalents are carried at cost plus accrued interest. Time deposits denominated in reais have a ready market and an original maturity of 90 days or less. These comprise mainly Bank Deposit Certificates (CDBs) and are recorded at cost plus accrued income. Foreign currency deposits are translated at balance sheet exchange rates. We are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian Government.

(i)	Customers accounts receivable and amounts to be billed

Our accounts receivable from our customers do not generally accrue interest or indexation charges or penalties, except for refinanced agreements (Note 5). Amounts to be billed include services provided to our customers up to the balance sheet date but not yet invoiced. Management is confident that an arrangement exists with our customers at a fixed price and collection is reasonably assured.

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is adjusted through charges or credits to selling expenses. For accounts receivable balances under five thousand reais and overdue more than 180 days, the probable losses are written-off through a direct charge to selling expenses; for these balances recovered amounts are recorded as a reduction of selling expenses.

(j)	Inventories

Inventories of materials used in operations and in the maintenance of the water and sewage systems are stated at average cost and are recorded in current assets. Inventories of spare parts are recorded in property, plant and equipment, and are stated at the lower of the average cost of purchase, and replacement or realizable values.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(k)	Property, plant and equipment

Property, plant and equipment are generally stated at amounts established by independent technical appraisals, plus price-level restatements from the date of the appraisals to 1995. Revaluation increments arising from revaluing assets to appraised values are recorded in the revaluation reserve component of shareholders’ equity and subsequently transferred from the reserve to retained earnings as the related assets are depreciated or upon disposal. The price-level restatement adjustments were based on official inflation indices published by the Brazilian Federal Government. We believe that the distortion caused by indices which understated the independently measured inflation rate have been mitigated by recording revaluation increments.

Up to 1995, Brazilian GAAP did not require the capitalization of interest cost incurred during the construction period as part of the cost of the related property, plant and equipment. However, as permitted by the Brazilian Water and Sewage Plan (Plano Nacional de Saneamento Básico—PLANASA), the Company capitalized interest on construction in progress through 1989. No interest was capitalized from 1990 to 1995; interest was again capitalized as from 1996. As from 1999 capitalized interest includes foreign exchange losses and indexation charges.

In addition, consistent with the requirements of accounting regulations for Brazilian utilities, up to 1985, interest was capitalized at 12% per annum on construction-in-progress. Interest capitalized which exceeded interest expense on loans obtained to finance construction-in-progress was recorded in a capital reserve directly in shareholders’ equity. Interest capitalized is depreciated once the related asset becomes operational. Through December 31, 1998, but not thereafter, such depreciation of capitalized interest was deductible for purposes of determining taxes on income. Following changes in the CVM requirements in 1996, under Brazilian GAAP, we capitalized interest during the construction period and included the charge in property, plant and equipment. We capitalize interest incurred on borrowings to the extent that borrowings do not exceed construction-in-progress, as a reduction of interest expense. In addition, in 2002, 2001 and 2000, Sabesp capitalized indexation charges associated with the indexation charges on the real-denominated borrowings and the foreign exchange losses on foreign currency borrowings.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

We capitalize improvements to existing property and charge maintenance and repair costs to expense as incurred. Materials allocated to specific projects are added to construction-in-progress.

As of January 1, 1998, acquisitions of concession assets and concession rights from third parties have been accounted for at fair values as determined in technical appraisal reports. Accordingly, the purchase price, plus direct costs of acquisition, is allocated to assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Concession assets are amortized on a straight-line basis over the estimated future periods to be benefited, not to exceed the contractual term of the concession. The straight-line method of depreciation is modified to avoid backloading the charge in later years by estimating future disbursement commitments to meet our concession obligations.

Depreciation of other assets is provided using the straight-line method based on the estimated useful lives of the underlying assets. The principal depreciation rates are detailed in Note 8.

We review long-lived assets, primarily buildings and water and sewage systems to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. We assess impairment on the basis of the projected recovery of depreciation charges through results of operations. Impairment losses recorded in 2002 and 2001 are detailed in Note 8. Write-down of the carrying value of assets or groups of assets is made if and when appropriate.

Contributions of property, plant and equipment by third parties (such as property owners) to allow us to supply water and sewage services are recorded in income. Occasionally, we issue stock at market prices for the purchase of assets, principally from municipal authorities, at fair value, which is recorded as a capital increase. Contributions of assets from our principal shareholder (the State Government) are recorded as a capital reserve.

Construction-in-progress projects are recorded at cost and are primarily construction projects under contract with third parties. For long-term projects, we capitalize these projects once our engineering department approves that the project milestones have been achieved and we take delivery of the assets.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(l)	Deferred charges

Deferred charges consist of feasibility study costs and project expenses and are shown net of accumulated amortization, which is computed on the straight-line method over a period of five years.

(m)	Accounts payable

Accounts payable to suppliers are presented at their actual amounts.

(n)	Loans and financings

Loans and financings are adjusted by indexation charges and foreign exchange variations and include the respective interest charge accruals. Foreign currency-denominated debt is translated to reais using the exchange rate at the balance sheet date. Foreign exchange rate differences are recognized as they occur in financial expenses, net.

(o)	Salaries and payroll charges

The provision for vacation pay, including supplementary payments negotiated in collective bargaining agreements, paid leave of absence benefits and related social charges are accrued as earned.

(p)	Pension contributions

We provide postretirement benefits to certain employees through a defined-benefit pension fund (Note 12). Additionally, we pay certain benefits to retirees on behalf of the State Government for which we are later reimbursed at cost. Prior to 2002, we have not accounted for the actuarial pension obligation as a liability on our balance sheet. We have, however, recognized a contractual obligation for past service costs which is payable in installments (Note 12).

In December 2000, the Institute of Independent Auditors of Brazil (Instituto dos Auditores Independentes do Brasil)—IBRACON issued an accounting standard regarding pension plan and other post-employment benefits for employees, which establishes the period, method and disclosure requirements for the recognition of costs associated with benefits granted to employees and non-employees. The standard was also approved by the CVM. The standard is

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

effective for 2002 and required companies to disclose the impact on their financial statements at December 31, 2001.

This standard requires comprehensive recording and disclosure of pension expenses and obligations on an actuarial basis instead of, as in prior years, based on the required contributions for the year. We have elected to recognize the liability on a straight line basis through earnings over the five years ending December 31, 2006 (Note 12).

In addition, Amendment No. 20, dated December 15, 1998, to the Brazilian Federal Constitution and subsequent regulations established thereunder provide that contributions made by state-owned companies to pension plans cannot exceed amounts contributed by beneficiaries under these pension plans. However, these regulations do provide for an exception to this rule when a contribution is made by the state-owned company to encourage beneficiaries to change from a defined benefit plan to a defined contribution plan. In this case, the state-owned company is permitted to assume the existing deficit on behalf of the beneficiary. As legal precedents and interpretation of these regulations are not settled, no amendments have been made to Sabesp’s estimated pension obligations.

(q)	Provisions for contingencies

Provisions for contingencies are recorded to cover losses related to labor, tax, civil, commercial and other lawsuits, when the loss is considered by us and our legal counsel to be reasonably estimable and probable.

(r)	Environmental expenditures

Expenditures relating to ongoing environmental programs are charged against earnings as incurred. Ongoing programs are designed to minimize the environmental impact of our operations and to manage the environmental risks inherent to our activities. Provisions with respect to such costs are recorded at the time they are considered to be probable and reasonably estimable. Management believes that, at present, there are no significant environmental contingencies which require further provisions.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(s)	Interest attributed to shareholders’ equity

Brazilian corporations are permitted to deduct for tax purposes interest attributed to shareholders’ equity, which is a distribution similar to a dividend. For financial reporting purposes, interest attributed to shareholders’ equity is recorded as a deduction directly from unappropriated retained earnings. The withholding tax with respect to payment of interest attributed shareholders’ equity is paid by us on behalf of our shareholders (Note 15(e)).

(t)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the periods presented. Actual results in the future could differ from those estimates.

(u)	Reclassifications

Certain reclassifications have been made to the financial statements as of December 31, 2001, and for the years ended December 31, 2001 and 2000, in order to make it consistent with the presentation of the information as of and for the year ended December 31, 2002. There was no effect on net income for 2001 as a result of the reclassifications.

4	Cash and Time Deposits

	2002	2001
Cash and cash equivalents	70,306	48,861
Own debentures in treasury	47,467	47,432
Time deposits	344,365	281,746
Foreign currency deposits	—	82,181

	462,138	460,220

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

5	Customer Accounts Receivable

Amounts receivable from customers (except under agreements to refinance overdue accounts receivable) do not include interest, fines or any other charges on overdue bills.

	2002	2001
General customers—
Consumers	256,323	393,850
Special consumers	97,005	61,028
Agreements	43,474	46,579

	396,802	501,457

Bulk sale customers—
Municipal authorities
Guarulhos	178,379	143,956
Santo André	153,242	126,325
São Bernardo do Campo	144,489	118,931
Mauá	45,077	36,453
Diadema	38,511	30,416
São Caetano do Sul	2,154	1,890
Mogi das Cruzes	3,163	2,612

	565,015	460,583

Municipal authorities (excluding bulk sale customers)	319,464	226,761
Federal Government	10,619	9,582
Amounts to be billed	200,601	200,922

Total third parties	530,684	437,265

Government-controlled entities—
State Government	65,458	20,071
Agreement with State Government (Note 13(c))	37,706	15,711

	103,164	35,782
Allowance for doubtful accounts	(684,430)	(623,351)

Total current receivables	911,235	811,736

Sundry customers, principally agreements	12,409	11,017

Total long-term receivables	12,409	11,017

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(a)	General customers

Balances receivable from general customers comprise:

(i)	consumers—household and small and medium-sized companies;

(ii)	special consumers—large consumers, companies, industries, condominiums and special billing consumers (industrial waste, wells, etc.); and

(iii)	agreements with customers relating to renegotiation of overdue accounts receivable (non-government controlled companies). Contractual indexation and interest income on renegotiated installments recognized in income were R$ 21,001 in 2002, R$ 12,506 in 2001 and R$ 28,248 in 2000.

(b)	State Government receivables

At December 31, 2002 and 2001, as a result of the agreement signed with the State Government on December 11, 2001 (the “GESP Agreement”) (Note 13(c)), the interest attributed to shareholders’ equity payable to the State was classified as a liability.

Water and sewage services provided to the State Government and amounts settled in each year, are as follows:

	2002	2001
At beginning of year	35,782	246,220
Services provided	247,705	242,074
Amounts under Agreements with the State Government—reclassified to non-current in 2001 (Note 13(c))	—	(358,207)
Amounts under Agreements with the State Government—current portion	21,995	15,711
Amounts received by Sabesp	(202,318)	(110,016)

At end of year	103,164	35,782

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

Under the GESP Agreement the State acknowledged and agreed to pay to Sabesp amounts it owes Sabesp in respect of, among other things, water and sewage services provided by Sabesp to governmental agencies, state-owned autonomous entities and foundations totaling R$ 358,207. Based on the GESP Agreement, part of this amount has been reclassified as non-current receivables from the State Government (Note 13(c)).

Interest attributed to shareholders’ equity payable and paid to the State Government in 2001 was as follows:

2001
At beginning of year	(129,571)
Accruals	(417,856)
Payments by Sabesp	120,000
Interest attributed to shareholders’ equity payable reclassified to liability in 2001	427,427

At end of year	—

For purposes of presentation in the statement of cash flows (Note 23), we present the payments to the State Government of interest attributed to shareholders’ equity as a financing activity and amounts received from the State Government, in settlement of accounts receivable from water and sewage services rendered, as an operating activity. This presentation reflects the movement of cash on these transactions.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(c)	Bulk sale customers

Customer accounts receivable from bulk sale customers refers to treated water supplied to seven municipal authorities, which are themselves responsible for water distribution, billing and collection. Water services provided to bulk sale customers and amounts settled in each year, are as follows:

	2002	2001
At beginning of year	460,583	384,589
Services provided	230,477	201,043
Settlements for:
Current year services rendered	(119,736)	(123,514)
Prior years services rendered	(6,309)	(1,535)

At end of year	565,015	460,583

A number of bulk sale customers have been contesting certain tariff increases since mid-1998 and are not paying the amounts disputed. On December 14, 2001, a preliminary court decision determined that the tariff increases disputed by the municipality of Mauá are due and must be paid by such municipality, since these increases were based on the contract signed between the parties.

The municipalities of São Bernardo do Campo and Mauá made deposits in court in 2001, totaling R$ 23,961 and R$ 9,677, respectively. An aggregate of R$ 32,726 from these court deposits was released to Sabesp during 2001.

(d)	Amounts to be billed

Amounts to be billed refer to water and sewage services provided but not yet billed, which are estimated from the last measurement date to month-end based on the prior month’s billings. Revenue is recognized during the month in which service is provided to assure matching of costs on the accrual basis of accounting.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(e)	Allowance for doubtful accounts

	2002	2001	2000
At beginning of year	(623,351)	(472,653)	(344,707)
Provisions	(76,534)	(178,320)	(135,652)
Recoveries	15,455	27,622	7,706

At end of year	(684,430)	(623,351)	(472,653)

Relating to—
Bulk sale customers	(414,243)	(367,782)	(268,241)
Other customers	(270,187)	(255,569)	(204,412)

At end of year	(684,430)	(623,351)	(472,653)

(f)	Doubtful accounts expenses

	2002	2001	2000
Provisions	(76,534)	(178,320)	(135,652)
Recoveries	15,455	27,622	7,706
Direct write-off (less than five thousand reais)	(156,352)	(107,335)	(143,256)
Amounts recovered (less than five thousand reais)	54,516	104,253	80,888

Doubtful accounts expense included in selling expenses (Note 19)	(162,915)	(153,780)	(190,314)

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(g)	Customer accounts receivable aging

The aging of current receivables (including those corresponding to the State Government) is presented below:

	2002	2001
Amounts currently due	480,728	374,885
Overdue up to 30 days	127,977	94,174
Overdue up to 60 days	57,820	34,868
Overdue up to 90 days	28,733	24,142
Overdue up to 120 days	27,061	13,964
Overdue up to 180 days	45,228	57,297
Overdue up to 360 days	131,440	149,331
Overdue for more than 360 days	696,678	686,426

	1,595,665	1,435,087

Under Federal Law No. 9,430 of December 27, 1996, Sabesp is not permitted to write off or record an allowance for doubtful accounts against any amounts owing to it from the State Government or entities controlled by the State Government. The accounting policy adopted by the Company, for establishing the allowance for doubtful accounts reserve is summarized as follows:

(i)	accounts receivable balances (excluding accounts receivable from the State Government) more than five thousand reais and less than thirty thousand reais overdue more than 360 days are included in the allowance for doubtful accounts;

(ii)	accounts receivable balances (excluding accounts receivable from the State Government) more than thirty thousand reais overdue more than 360 days, for which legal action has been taken, are included in the allowance for doubtful accounts; and

(iii)	accounts receivable balances (excluding accounts receivable from the State Government) less than five thousand reais overdue more than 180 days are written-off through a direct charge to selling expenses.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

6	Reimbursement due from State Government for Pensions Paid

Reimbursement due from State Government for pensions paid represent supplementary pensions and leave benefits that we pay, on behalf of the State Government, to former employees of the State Government-owned companies which merged to form Sabesp. These amounts are reimbursed to us by the State Government, as the primary obligor. The resources to pay these benefits are included in the State Government annual budget approved by the State of São Paulo Legislature. During 2002 and 2001, 2,882 and 2,873 retirees, respectively, received supplementary pensions. At December 31, 2002, there were 286 active employees who will be entitled to these benefits once they retire.

The reimbursement balance due from the State Government does not accrue interest charges.

	2002	2001
At beginning of year	19,740	253,549
Disbursements	77,562	72,752
Amounts under agreements with the State Government— reclassified to non-current assets in 2001 (Note 13(c))	—	(320,623)
Amounts under agreements with the State Government—current portion	19,688	14,062

At end of year	116,990	19,740

Under the GESP Agreement, the State Government acknowledged and agreed to pay to Sabesp amounts it owes Sabesp in respect of, among other things, supplemental retirement and pension benefits paid by Sabesp on behalf of the State Government totaling R$ 320,623. Based on the GESP Agreement, part of this amount is presented as non-current receivables from the State Government (Note 13(c)).

Pursuant to a protocol of understanding and the GESP Agreement, the State may, under certain circumstances, authorize Sabesp to use dividends, including interest attributed to shareholders’ equity, declared by Sabesp and otherwise payable to the State Government to offset accounts receivable in connection with the provision to the State Government, or its controlled entities, of water and sewage services.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

7	Long-term Assets

(a)	Compensation for concession termination

Compensation for concession termination represents amounts receivable from the municipalities of Diadema and Mauá (Note 21) as indemnification for the unilateral withdrawal by those authorities of our water and sewage service concessions in 1995.

(i) The Diadema concession

In 1996, we recorded a loss on disposal of these assets of R$ 12,355 representing the difference between the book value of the concession assets (R$ 75,231) and the compensation for concession termination (R$ 62,876).

The amount receivable from the municipality of Diadema at December 31, 2002 and 2001 of R$ 62,876 was determined by an agreement signed between us and the municipality in December 1996, before a court of law, to be received over 180 months. The agreement, which stipulated a market remuneration rate on the balance due, also determined that, in the event of non-payment, the State Government would withhold transfer of the State value-added tax resources to the municipality. Following a change in its elected municipal officers, the municipality of Diadema failed to pay the first installments under the agreement in early 1997 and filed an action against us contesting the validity of the agreement. A final judicial decision is pending. The municipality of Diadema has not paid any of the installments under the agreement nor has the State Government withheld transfers of tax revenues. No interest income has been recognized by Sabesp on the unpaid balance.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(ii) The Mauá concession

The amount receivable from the municipality of Mauá at December 31, 2002 and 2001 of R$ 10,617 relates to the compensation for the fair value of assets expropriated by the municipality of Mauá in 1995, based on the latest appraisal report. We filed a legal action in 1996 to recover the value of our concession assets and loss of earnings, at which time the arbitration court appointed an appraisal expert. The appraisal expert’s valuation report has yet to be filed in court and a definitive ruling issued. In 1999, when the appraisal report was first made available to us, we recorded a loss of R$ 17,845 on disposal of these assets, which were carried at revalued cost of R$ 103,763, net of the amount recoverable of R$ 85,918. Prior to 1999, we were unable to estimate the probable loss expected to be realized from the concession termination and the compensation amount (Note 21).

Although there can be no assurance that we will prevail in realizing the above-mentioned amounts, our management, on advice of our outside legal counsel, believes that we are entitled to these amounts and that non-recovery is considered not to be probable. A preliminary hearing was held in February 2003, and the court’s decision on the relevance of the arguments presented during this hearing is pending. The Company expects to receive a decision from the court in the first half of 2003, for which amounts are not expected to be materially different from the valuation report.

(b)	Judicial deposits

Judicial deposits represent escrow deposits made under court instructions relating to labor, tax and civil lawsuits to which we are a party. These deposits, although restricted pending the final court decision with respect to the corresponding lawsuit, are our assets held by the court until such time as a final court ruling is issued. Full provisions have been established to cover the probable loss of these deposits.

(c)	Tax incentives

Tax incentives comprise investments made under tax incentives programs, primarily the Amazon Investment Fund (FINAM) and the Northeast Region Investment Fund (FINOR) in lieu of payment of income tax. Amounts are recorded net of provisions for probable losses.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

8	Property, Plant and Equipment

	2002				2001
	Annual depreciation rates - %	Revalued cost	Accumulated depreciation	Net	Net
Water systems
Land	—	916,689	—	916,689	916,088
Buildings	4	2,504,076	(990,345)	1,513,731	1,568,367
Ducts	5	725,573	(234,973)	490,600	492,921
Water meters	10	242,305	(101,182)	141,123	128,983
Networks	2	2,919,737	(709,495)	2,210,242	2,182,339
Equipment	10	156,633	(96,409)	60,224	48,627
Other	2 to 20	333,502	(127,006)	206,496	202,237

		7,798,515	(2,259,410)	5,539,105	5,539,562

Sewage systems
Land		339,953	—	339,953	339,494
Buildings	4	1,193,550	(335,388)	858,162	879,341
Ducts	5	738,801	(229,926)	508,875	513,423
Networks	2	3,839,052	(766,197)	3,072,855	3,022,494
Equipment	10	363,267	(196,471)	166,796	201,197
Other	2 to 20	21,785	(8,472)	13,313	12,522

		6,496,408	(1,536,454)	4,959,954	4,968,471

Concession assets acquired	3.3	307,803	(32,077)	275,726	278,599

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

	2002				2001
	Annual depreciation rates - %	Revalued cost	Accumulated depreciation	Net	Net
Common use (water and sewage) assets
Land		102,527	—	102,527	102,527
Buildings	4	112,318	(50,146)	62,172	65,054
Transportation equipment	20	133,184	(101,704)	31,480	27,206
Furniture, fixtures and equipment	10	229,401	(115,999)	113,402	93,845

		577,430	(267,849)	309,581	288,632

Total in use		15,180,156	(4,095,790)	11,084,366	11,075,264

Non-operational assets
Other		33,335	(2,471)	30,864	30,864

		33,335	(2,471)	30,864	30,864

Construction-in-progress
Water systems		795,459	—	795,459	861,173
Sewage systems		1,673,402	—	1,673,402	1,521,035
Other		24,278	—	24,278	21,614

		2,493,139	—	2,493,139	2,403,822

Total		17,706,630	(4,098,261)	13,608,369	13,509,950

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(a)	Revaluation

All property, plant and equipment in use were revalued to market values in 1990 and in 1991 and have been further price-level adjusted for the effects of inflation through 1995. Assets are depreciated at rates which take into consideration the new estimated remaining economic useful lives of the assets as determined in the respective valuation reports over periods which, generally, do not exceed the original depreciable lives.

(b)	Loss on property, plant and equipment, net

In 2002 and 2001, we recorded losses on disposals and write-offs of property, plant and equipment of R$ 16,479 and R$ 84,948, respectively, comprising (i) R$ 13,962 and R$ 74,453, respectively, relating to losses on disposals and obsolescence write-offs and (ii) R$ 2,517 and R$ 10,495, respectively, relating to construction-in-progress projects which were deemed in the year not to be economically feasible.

Studies supporting the write-offs for obsolescence and construction-in-progress were completed by our engineering department in the accounting period of the write-off based on undiscounted cash flow projections, and approved by our Board of Directors. We monitor the carrying value of our property, plant and equipment on an ongoing basis and adjust the net book value to assure future projected operating revenues are sufficient to recover the carrying value of the assets. When possible, depreciation rates are adjusted to consider changes in estimated prospective depreciable lives as assets are replaced.

(c)	Capitalization of interest and financial charges

We capitalized financial charges of R$ 17,902 in 2002, R$ 18,885 in 2001 and R$ 23,743 in 2000 in property, plant and equipment during the period in which the assets were under construction.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(d)	Concessions acquired

Beginning in 1998, we purchased the right to operate in a number of municipalities; in all cases the concession lives are 30 years as from the date we assumed the rights. The concession rights are usually purchased with corresponding rights to operate concession assets for which we do not have title. The principal purchases, which are made at fair values as determined by appraisal reports on the basis of projected cash flows, and the remaining concession periods at the date of acquisition, are as follows:

Municipality	2002	2001
Osasco	247,377	242,019
Paraguaçu Paulista	13,856	13,802
Várzea Paulista	11,228	11,044
Campo Limpo Paulista	10,755	10,697
Agudos	7,207	5,785
Itararé	5,104	5,018
Miguelópolis	3,910	3,849
Estância de Serra Negra	3,739	3,646
Conchas	2,133	2,111
Duartina	976	933
Santa Maria da Serra	820	820
Marabá Paulista	327	327
Sandovalina	186	184
Paulistânia	123	107
Bom Sucesso do Itararé	62	60

	307,803	300,402
Accumulated depreciation	(32,077)	(21,803)

	275,726	278,599

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(e)	Construction-in-progress

Construction-in-progress at December 31, 2002 and 2001 relates primarily to upgrades and operational improvements in:

	2002	2001
Water systems
Network	229,206	243,488
Water production and reserves	125,591	152,620
Ducts	146,397	142,931
Sub-ducts	140,411	144,945
Water treatment processes	125,474	138,669
Other water systems	28,380	38,520

Total water system	795,459	861,173

Sewage systems
Waste collection	1,255,363	1,139,705
Sewage treatment processes	338,657	286,546
Other sewage systems	79,382	94,784

Total sewage system	1,673,402	1,521,035

Other	24,278	21,614

Total construction-in-progress	2,493,139	2,403,822

(f)	Non-operational assets

At December 31, 2002 and 2001, we had R$ 30,864 and R$ 30,864, respectively, of other non-operational assets, net of depreciation, comprising primarily land surrounding reservoirs.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

9	Loans and Financings

	2002		2001
Financial institution	Current	Long-term	Current	Long-term	Annual interest (2002)
In reais
Federal Government	137,478	2,341,027	122,864	2,410,937	UPR + 8.5%
Debentures—3rd	—	413,094		413,094	1.5 % over CDI rate
Debentures—4th	—	300,000	—	300,000	1.2% over CDI rate
Debentures—5th	—	421,153	—	—	1.85% over CDI rate/ IGPM + 13.25%
Caixa Econômica Federal	28,380	493,130	24,948	495,256	UPR + 5.0 % to 9.5%
Banco Nacional do Desenvolvimento Econômico e Social (“BNDES”)	—	4,060	—	—	3% + TJLP 6.0%
Others, including interest and charges	54,637	24,149	23,792	25,630	UPR + 12.0%, CDI rate

	220,495	3,996,613	171,604	3,644,917

In foreign currency
Long-term Notes: 2002— US$ 475,000 thousand; 2001— US$ 475,000 thousand	706,660	971,658	—	1,102,190	10 % to 12% Variation in the basket of currencies
Inter-American Development Bank: 2002—US$ 425,642 thousand; 2001—US$ 424,041 thousand	125,969	1,377,952	76,677	907,267	+ US$ + 3.0% to 7.7%
International Bank for Reconstruction and Development (“World Bank”): 2002 US$ 56,340 thousand; 2001— US$ 78,684 thousand	104,132	94,934	62,706	119,872	Variation in the basket of currencies + US$ + 5.03%
Deutsche Bank Luxembourg: 2002— US$ 60,000 thousand; 2001— US$ 80,000 thousand	70,666	141,332	46,408	139,224	11.125%
Westdeutsche Landesbank Girozentrale: 2001—US$ 50,000 thousand	—	—	116,020	—	9.75%
Société Générale: 2002—EUR 3,469 thousand; 2001—EUR 4,109 thousand	2,675	10,165	1,320	7,159	5.8%
Interest and charges	101,872	—	74,587	—

	1,111,974	2,596,041	377,718	2,275,712

	1,332,469	6,592,654	549,322	5,920,629

Benchmark interest rates at December 31, 2002 and 2001: Unidade Padrão de Referência—UPR (Standard Reference Unit) is equal to the Taxa Referencial—TR (Government interest rate) for December 2002: 0.4% and 0.2% per month; Certificado de Depositos Interbancários—CDI (Interbank rate): 25.0 % and 19.0 % per annum; Taxa de Juros a Longo Prazo—TJLP (Long-term interest rate fixed by the Federal government on a quarterly basis): 10.0% and 10.0% per annum; Indice Geral de Preços a Mercado—IGP-M: 25.3% and 10.4% per annum.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(a)	Federal Government

In March 1994, we refinanced loan agreements with the Caixa Econômica Federal, for which Banco do Brasil acts as an agent, and the related loan rights were transferred to the Federal Government. The loan principal and interest fall due monthly with final maturity in 2014. The Federal Government has liens on certain bank accounts of the Company, into which certain customers make payments for water and sewage services. These liens secure amounts owed under these loan agreements. Additionally, the State Government has provided guarantees for a portion of amounts owing to the Federal Government under these loan agreements.

(b)	Debentures

In March 1999, we made a public placement of 413,094 non-convertible debentures in an aggregate amount of R$ 413,094, with original maturity in November 2002. These debentures had an effective interest cost to the Company of 104.5% of the CDI rate. In March and September 2000, Sabesp and the holders of these debentures agreed to refinance the debentures at an interest rate equivalent to 103% to 104% of the CDI rate. On September 24, 2001, we and holders of these debentures agreed to amend certain terms of these debentures. Under this agreement, the interest rate on the debentures was changed to the equivalent of the CDI rate plus 1.5% per annum and the maturity date was changed from November 2002 to September 2004. We disbursed R$ 47,467 to redeem 47,290 debentures held by the holders who did not elect to endorse such amendments. These debentures were placed in treasury.

On April 1, 2001, we made a public placement of 30,000 non-convertible debentures in an aggregate amount of R$ 300,000, with original maturity in December 2006. These debentures have an effective interest cost to the Company equal to the Interfinancial Deposits (“DI”) rate plus interest of 1.2% per annum. The placement of these debentures in the local market occurred through an auction held on June 15, 2001.

On April 1, 2002, we made a public placement of 40,000 non-convertible debentures in an aggregate amount of R$ 400,000, with original maturity in March 2007. These debentures have an effective interest cost to the Company equal to the DI rate plus interest of 1.85% per annum. The placement of these debentures in the local market occurred through an auction held on May 16, 2002.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

In 2002, 2001 and 2000, we recorded interest charges on the debentures of R$ 195,364, R$ 111,144 and R$ 70,266, respectively (amounts paid totaled R$ 157,656 in 2002, R$ 108,645 in 2001 and R$ 71,825 in 2000).

(c)	Caixa Econômica Federal

(i)	Pro-Sanitation Program

We entered into several loan agreements from 1996 through 1998 under the Federal Government Pro-Sanitation Program. Caixa Econômica Federal has liens on certain bank accounts of the Company, into which certain customers make payments for water and sewage services. These liens secure amounts owed under these loan agreements. The amortization period provided for in the loan agreements varies from 120 to 180 months from the date of borrowing. As of December 31, 2002 and 2001, R$ 8,324 and R$ 5,079, respectively, was available to be drawn down under these loan agreements.

(ii)	Pro-Sanear Program

In 1997 and 1998, we entered into contracts under the Prosanear Program for the improvement of water supply and sewage services with the communities receiving the services, in several of the municipalities in the São Paulo Metropolitan Region. The loans are collateralized by the daily billings from water supply and sewage services of the municipalities up to the total amount of debt. Repayments will be made 180 months from the date the project becomes operational. The balance at December 31, 2002 and 2001 was R$ 14,329 and R$ 9,535, respectively, of which R$ 20,367 and R$ 14,779, respectively, related to construction projects in progress.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

Estimated financial charges under these contracts are:

Interest rate—5.0% per annum

Administration fee (during grace period)—2.0% per annum on the balance

Administration fee (during repayment stage)—1.0% per annum on the balance

Risk rate (during grace period)—1.0% on the amounts drawn down

(d)	Long-term Notes

•	10% Notes Due 2005

In July 1997, we issued and sold US$ 275 million 10% Notes due 2005.

•	12% Notes Due 2003

In June 2000, we issued and sold US$ 200 million 12% Notes due 2003.

We are subject to covenants under agreements evidencing or governing our outstanding indebtedness, including those set forth in a loan agreement with the Inter-American Development Bank, the indentures relating to the 10% Notes due 2005 and the 12% Notes due 2003 and the loan agreements relating to the syndicated loans discussed in (g) below. Each of these agreements contains, among other provisions, limitations on our ability to incur debt. The indentures relating to the 10% Notes due 2005 and the 12% Notes due 2003 are the most stringent of these debt agreements. Both of these indentures prohibit, subject to some exceptions, the incurrence of additional debt in the event that (1) the ratio of Indebtedness to Adjusted Capitalization (as defined therein) is greater than 0.42x or (2) the Debt Service Coverage Ratio (as defined therein) is less than 2.50x. These ratios are calculated using financial statements prepared under the constant currency method (which is an accounting methodology that differs from Brazilian GAAP and that incorporates inflation accounting no longer commonly used in Brazil).

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(e)	Inter-American Development Bank

In June 1987, we signed a loan agreement with the Inter-American Development Bank for US$ 163 million to finance improvements and expansion of the sewage systems in the São Paulo Metropolitan Region. The period of semiannual amortization started in January 1994, with final maturity in July 2007. This loan bears interest at 7.7% per annum.

In December 1992, we signed a loan agreement with the Inter-American Development Bank, for US$ 400 million to finance the first stage of the clean-up of the Tietê River. The period of semiannual amortization of principal payments started in June 1999, with final maturity in December 2017. This loan bears interest at a variable rate based on the cost of funding to the Inter-American Development Bank. At the same time, we signed a loan agreement for a further US$ 50 million with the Inter-American Development Bank to finance the first stage of the clean-up of the Tietê River. The period of semiannual amortization started in June 1999, with final maturity in December 2016. This loan bears interest at 3.0% per annum.

In July 2000, we signed a loan agreement with the Inter-American Development Bank for US$ 200 million to finance the second stage of the clean-up of the Tietê River. The estimated total cost of the second stage of the clean-up project is US$ 400 million, which 50% will be financed by the Inter-American Development Bank and the balance will be financed by the Company. The loan will be repaid in semiannual installments through July 2025. Interest accrues semiannually, based on the Inter-American Development Bank’s cost of funding of each prior six-month period.

As of December 31, 2002 and 2001, Sabesp had drawn down R$ 39,781 and R$ 12,680, respectively, under these loan agreements relating to clean-up costs incurred.

The Federal Government provides guarantees of the loans to the Inter-American Development Bank.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(f)	World Bank

In February 1990, we signed a loan agreement with the World Bank for US$ 280 million to finance improvements in the Company’s operating efficiency. The period of amortization of principal payments began in September 1994 and the loan bears interest at 0.5% per annum above the World Bank’s cost of funding in the prior six-month period, with final maturity in March 2004. At December 31, 2002, the amount outstanding on this loan was R$ 134,764 (US$ 38,141 thousand).

In March 1993, we signed a loan agreement with the State Government in which we received funds raised by the State Government from the World Bank arising from a loan obtained by the State Government in December 1992. The proceeds from this loan were designated to finance the environmental clean-up of the Guarapiranga Basin. At December 31, 2002, the amount outstanding on this loan was R$ 64,302 (US$ 18,199 thousand). The period of semiannual amortization of principal payments started in October 1997, with final maturity due in April 2007. This loan bears interest at 0.5% per annum above the World Bank’s cost of funding.

The Federal Government provides guarantees of the loans to the World Bank.

(g)	Syndicated loans

•	Deutsche Bank Luxembourg

In October 2000, we entered into a U.S. dollar-denominated loan agreement for US$ 100 million which bears interest at 11.13% per annum which is being repaid in ten semiannual installments through October 2005.

•	Westdeutsche Landesbank Girozentrale

In February 2000, we entered into a U.S. dollar-denominated loan agreement for US$ 50 million which bears interest of 9.75% per annum which was repaid in February 2002.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(h)	BNDES loan

In August 2002, we signed a loan agreement with the BNDES for R$ 60,000 to partially finance the second stage of the clean-up of the Tietê River, object also of a loan agreement with the Inter-American Development Bank.

On the same date, we signed a R$ 180,000 onlending agreement, not yet fully drawndown, distributed among the agents thereto, as follows:

Agent	R$
Unibanco—União de Bancos Brasileiros S.A.	60,000
Banco BBA Creditanstalt S.A.	51,000
Banco Alfa de Investimento S.A.	39,000
Banco Itaú S.A.	30,000

Total	180,000

The funds will be onlent by BNDES to the agents, and by the agents to Sabesp. The onlending agreement has the same purpose as the agreement between BNDES and Sabesp, and the same interest and repayment terms, as follows:

(i) Interest—TJLP limited to 6% per annum, plus spread of 3% per annum, paid quarterly during the grace period, and monthly from the date the project becomes operational. The TJLP portion exceeding 6% per annum will be added to the outstanding balance.

(ii) Repayment—To be made in 84 monthly installments, the first due in September 2005 and the last in August 2012.

The agreements are collateralized by part of our revenues from water supply and sewage services.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(i)	Maturities

The long-term portion of loans and financings outstanding at December 31, 2002 fall due as follows:

	2004	2005	2006	2007	2008	2009 onwards	Total
real—denominated	698,331	441,772	459,540	378,451	258,123	1,760,396	3,996,613
Foreign currency— denominated	261,648	1,188,750	146,821	135,904	85,042	777,876	2,596,041

	959,979	1,630,522	606,361	514,355	343,165	2,538,272	6,592,654

(j)	Short-term debt

At December 31, 2002 and 2001, there was no short-term debt outstanding, other than the current portion of long-term debt.

10	Taxes and Contributions

Taxes and contributions payable as of December 31, 2002 and 2001, were as follows:

	Current		Long-term
	2002	2001	2002	2001
Tax Recovery Program (REFIS)	63,193	57,274	73,725	124,093
National Institute of Social Security (INSS)	12,910	10,121	—	—
Social Contribution on Revenues (COFINS) and
Public Service Employee Savings Program (PASEP)	20,019	5,898	—	—
Other	1,884	6,896	—	—

Total	98,006	80,189	73,725	124,093

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

In 2000, taxes and contributions payable in installments were included in the alternative payment plan of the REFIS. Amounts settled under the REFIS program in 2002 totaled R$ 157,069 (including financial charges of R$ 55,208). In 2001, the amount paid totaled R$ 96,648 (including financial charges of R$ 39,236). Taxes subject to refinancing include income taxes, social contribution, COFINS and PASEP. The tax charges were recorded in income in the periods to which the charges related. Part of our land, with a book value of R$ 249,034, secures amounts owed under the REFIS program.

11	Income Tax and Social Contribution

(a)	Taxes on income

(i)	Income tax reconciliation

The amount reported as income tax expense in these financial statements is reconciled to the statutory composite rates as follows:

	2002	2001	2000
Income (loss) before taxes on income	(938,709)	126,528	591,585

Tax (expense) benefit at statutory composite rate (2002: 34%; 2001: 34%; 2000: 34%)	319,161	(43,020)	(201,139)

Adjustments to derive effective rate:
Tax benefit on deductibility of interest attributed to shareholders’ equity	36,796	166,549	183,469
Non-deductible realization of revaluation increments (revaluation not tax-effected)	(32,586)	(44,150)	(54,249)
Deferred social contribution on prior year disputed tax provisions (previously treated as permanent differences (*))	—	5,706	—
Other permanent differences	(56)	4,614	1,769

Tax benefit (expense) as reported in the statement of operations	323,315	89,699	(70,150)

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(*)	Based on recent positions taken by the tax authorities relating to the deductibility of social contribution on disputed taxes (PASEP and COFINS—Note 14(a)), we recognized the related tax benefit in the results of our operations during the year ended December 31, 2001.

(ii)	Analysis of tax balances

	2002	2001
Current deferred tax assets
Provisions for contingencies	58,502	—

	58,502	—

Long-term deferred tax assets
Provisions for contingencies	96,190	75,130
Net operating loss carryforwards	108,728	14,275
Other temporary differences	1,115	1,935

	206,033	91,340

Current deferred tax liabilities
Deferral of tax on indexing gains	(9,903)	—

	(9,903)	—

Long-term deferred tax liabilities
Deferral of tax on indexing gains	—	(189,171)
Deferred taxes on revenues from governmental entities	(63,353)	(55,141)
Other temporary differences	(12,527)	(12,527)

	(75,880)	(256,839)

Net current deferred tax assets	48,599	—

Net long-term deferred tax assets (liabilities)	130,153	(165,499)

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(b)	Deferral of tax on indexing gains (inflationary profit)

This balance arises from the inflation accounting system in use prior to 1996 through which time certain adjustments for inflation were taxable or tax deductible. The deferral of the date of payment of income tax arising through that period was generally over the life of the underlying non-monetary assets but not exceeding ten years. In 2002, as permitted by current tax legislation, we have carried out a partial realization of inflationary profit in advance of the actual timing, using 2002 tax losses. The total amount realized during 2002 and 2001 was R$ 179,268 and R$ 47,281, respectively. At December 31, 2002, the balance of R$ 9,903, is expected to be realized through 2003.

(c)	Realization of net operating losses

Pursuant to CVM Deliberation No. 273/98 and Instruction No. 371/02, management is required to present its best estimate of expected realization of tax assets arising from income tax and social contribution tax loss carryforwards. Current estimates indicate that these assets will be realized as follows:

	2003	2004	2005	2006
Approximate annual realization	15%	23%	29%	33%

Additionally, as required by CVM Instruction No. 371/2002, based on a discounted cash flow model, using a discount rate of 15% approved by a meeting of the Board of Directors and of the Conselho Fiscal, the tax assets will be realized within a 10-year period.

However, it is not possible to foresee with reasonable precision the years in which the assets will be realized. The estimates for the generation of future taxable income include several assumptions related to the performance of the Brazilian economy, exchange rates, sales volume, tariffs, tax rates and others which could differ from current estimates. Management can provide no assurance that the tax assets will be realized within the years specified above.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

12	Pension and Health Benefit Plans

(a)	Funded defined-benefit pension fund

We sponsor a funded defined-benefit pension and benefits fund (“Plan G1”), which is operated and administered by Fundação Sabesp de Seguridade Social (“SABESPREV”).

SABESPREV was formed in August 1990, to manage our employees’ retirement and pension plans and health benefit program, which supplement benefits that the Brazilian Federal Government social security system provides. SABESPREV’s assets are held independently of Sabesp although we nominate the majority of the directors to SABESPREV.

SABESPREV also provides medical and dental assistance to sponsoring employees and their dependents (approximately 57,800 and 58,400 beneficiaries, including dependents, at December 31, 2002 and 2001, respectively) through to the age of retirement. In-patient health care services are normally fully covered by SABESPREV. At December 31, 2002, SABESPREV also offered medical assistance to approximately 8,000 former employees and their dependents (all post-retirement medical assistance is funded by the beneficiaries themselves). SABESPREV primarily administers its medical and dental assistance through independent health providers.

Our monthly contributions to the benefits and pension plans correspond at a minimum to the difference between the total cost determined by an independent actuary and the percentage of contribution of the participating employees and transfers from SABESPREV’s investment program. The contributions have been: (i) Sabesp’s contributions: 2.10% of the payroll; (ii) employee contributions: 2.10% of average base salaries, which on an individual basis varied between 1% and 8.5% of salaries in 2002 and 2001.

In addition, we assumed an obligation for pensions for service prior to the formation of SABESPREV, payable monthly through 2011. The prior service liability at December 31, 2001 of R$ 9,237 was recorded on the balance sheet. Upon adoption of new accounting pronouncement as from 2002, the total actuarial liability including prior service cost is recorded on the balance sheet.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(Continued)

In thousands of reais

The health care benefit program is also funded by our contributions and participating employee contributions. These contributions during the year were as follows: (i) Sabesp’s contributions: 6.21% in 2002 and 2001, based on the average payroll; and (ii) participating employees’ contributions: 3.21% in 2002 and 2001, plus adjustments, based on the average payroll.

(b)	Actuarial obligation

In December 2000, IBRACON issued an accounting pronouncement (NPC No. 26) regarding the recording of pension plan and other post-employment benefits for employees, which establishes the period, method and disclosure requirements for the recognition of costs associated with benefits granted to employees and non-employees.

We have elected to recognize the liability on a straight line basis through income over the five years ending December 31, 2006.

Based on independent actuarial reports as at December 31, 2002 and 2001, the actuarial obligation totaled R$ 281,195 and R$ 266,074, respectively, which represents the difference between the present value of pension benefit obligations and the fair value of the plan assets as detailed below:

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(Continued)

In thousands of reais

		2002	2001
Actuarial obligation
Projected value of benefit obligation		666,248	591,998
Fair value of plan assets		(380,471)	(325,924)
Unrecognized net loss		(4,582)	—

Total pension liability		281,195	266,074

Unrecognized prior service cost		(212,859)	(266,074)

Accrued pension liability		68,336	—

	2003(*)	2002
Net periodic pension cost
Service cost	11,324	10,711
Interest cost	102,319	61,438
Expected return on assets	(66,364)	(34,639)
Amortization of transition obligation	53,215	53,215
Employee contribution	(11,678)	(11,336)

Total net periodic cost	88,816	79,389

Contributions made during the year		(11,053)

Accrued pension liability		68,336

(*)	Estimated

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

Accrued pension liability

At December 31, 2001	9,237

Pension expense:
Cost of services rendered	11,900
General and administrative expenses	2,180
Selling expenses	1,793
Extraordinary item (Note 12(e))	53,215

Total pension expense	69,088

Capitalized cost under construction in progress	1,064
Employer contribution	(11,053)

At December 31, 2002	68,336

(c)	Actuarial assumptions

Several statistical and other factors which attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by Sabesp, within certain guidelines. In addition, Sabesp’s actuarial consultants also use subjective factors such as withdrawal, turnover and mortality rates to estimate these factors. The actuarial assumptions used by Sabesp are reviewed on a regular basis and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of pension expense recorded by Sabesp.

	2002	2001
Weighted-average annual assumptions:
Discount rate	15.6%	10.5%
Expected return on plan assets	17.3%	10.5%
Rate of compensation increase	9.1%	4.8%
Social security benefits and limits increase	7.0%	2.5%
Number of employees	17,192	16,859
Number of retired employees	4,419	4,442

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

The weighted-average assumptions used in the actuarial calculations were determined together with the State Government and are consistent with assumptions used by other State-owned companies.

We are currently evaluating the possible introduction of a defined contribution plan for new employees and providing existing employees a migration option from the Plan G1 defined benefit plan.

(d)	Amendment No. 20 to the Brazilian Federal Constitution

Constitutional Amendment No. 20, dated December 15, 1998, and subsequent regulations, established that contributions made by state-owned companies to pension plans cannot exceed amounts contributed by beneficiaries under these same plans. However, these regulations provide for an exception when a contribution is made by the state-owned sponsor to encourage beneficiaries to change from a defined benefit plan to a defined contribution plan. In this case, the state-owned company is permitted to assume the existing deficit on behalf of the beneficiary. As there are no legal precedents and interpretation of these regulations are unclear, no amendments have been made to Sabesp’s estimated pension obligations.

(e)	Extraordinary Item

Pursuant to CVM Deliberation No. 371, as Sabesp has opted to recognize the December 31, 2001 actuarial liability in equal amounts over a five-year period, the first year charge is presented as “Extraordinary item, net of taxes”, as follows:

Liability determined at December 31, 2001	266,074

Extraordinary item—20%	53,215
Tax effects:
Income tax	(13,304)
Social contribution	(4,789)

Extraordinary item, net of taxes	35,122

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

13	Related Party Transactions

	2002	2001
Current assets
Cash and time deposits with financial institutions controlled by the State Government	377,593	319,734
Accounts receivable (*)
State Government receivable for water and sewage services (Note 5)	103,164	35,782
Reimbursement due from State Government for pensions paid (Note 6)	116,990	19,740

Long-term assets
Receivable from State Government—Agreement (Note 13(c))	607,374	649,057

Current liabilities
Interest attributed to shareholders’ equity—2001	130,501	477,819
Interest attributed to shareholders’ equity—2002	77,431	—

Gross operating revenue from sales and services rendered
Sale of water and sewage services	247,705	242,074

Financial income
Time deposits	67,061	60,309

(*)	These refer to sales to State Government agencies carried out under the same terms and conditions as sales to third parties. Pursuant to a protocol of understanding consummated with the State Government in September 1997, the State Government confirmed the amounts owed to Sabesp. In addition, the State Government declared its commitment to apply its best efforts to settle amounts due through that date, and from then on, on a timely basis.

The State Government and the Federal Government, in some cases, provide guarantees of, or security for loans and financings of Sabesp.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(a)	Arrangements to use certain reservoirs

We currently use the Guarapiranga and Billings Reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by another company controlled by the State of São Paulo. We currently do not pay any fees with respect to the use of these reservoirs. We are, however, responsible for maintaining and meeting the operating costs of these reservoirs.

The arrangement not to pay any fees to the State of São Paulo for the use of certain reservoirs of the Alto Tietê System is addressed by a number of formal agreements first entered into on March 31, 1992 and on April 24, 1997 and later amended on March 16, 2000 and on November 21, 2001. We are responsible for maintaining and meeting the operating costs of these reservoirs, and the State of São Paulo does not incur such costs on our behalf. In the event these facilities had not been made available to the Company, we would have had to obtain water from more distant sources which would have been more costly.

As part of the arrangement, we agreed to fund 100% of the estimated costs of the 1992 agreement equal to R$ 27,795 and 75% of the 1997 agreement equal to R$ 63,420, which has already been disbursed. The Government of the State of São Paulo, through its Departamento de Água e Energia Elétrica do Estado de São Paulo (Department of Water and Energy of the State of São Paulo)—DAEE, agreed to fund approximately 25% of the estimated costs of the 1997 agreement equal to R$ 21,100. The agreement is to construct ducts, tunnels and other facilities to interconnect the Tietê River with the Biritiba and Jundiaí reservoirs and other bodies of water in exchange for the Company’s use of the reservoirs during a 30-year period. The amendments to the 1997 agreement increased our obligations under such agreement by R$ 5,900, which has been disbursed.

We have a right to draw water from and release emissions into the reservoirs during a 30-year period beginning in 1997. We capitalize our expenditures on the facilities constructed. The project subject to the 1992 agreement was concluded and the assets entered operations in 1994. The project subject to the 1997 agreement became operational in 2002 and will be depreciated over the remaining 25-year period.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(b)	Tariff reduction contracts

We have entered into contracts with State-owned entities and municipalities that manage approximately 5,000 properties under which we provide these entities and municipalities with a 25% tariff reduction for the water and sewage services we provide if they implement our program for the rational use of water, which includes a reduction of at least 10% in water consumption.

(c)	The GESP Agreement signed with the State Government

On December 11, 2001, we entered into an agreement with the State Government and the DAEE. Pursuant to the GESP Agreement, the State acknowledged and agreed to pay to Sabesp amounts it owes Sabesp in respect of:

(i)	water and sewage services provided by Sabesp to governmental agencies, state-owned autonomous entities and foundations up to December 1, 2001; and

(ii)	supplemental retirement and pension benefits paid by Sabesp from March 1986 to November 2001 on behalf of the State to former employees of the State Government-owned companies which merged to form Sabesp.

The GESP Agreement provides that the DAEE will transfer to Sabesp ownership of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, which make up the Alto Tietê System and that the fair value of these assets will reduce the amounts owed to Sabesp by the State.

Pursuant to the terms of the GESP Agreement, a State-owned construction company, Companhia Paulista de Obras e Serviços—CPOS, and an independent appraisal firm selected by Sabesp, ENGEVAL—Engenharia de Avaliações, have appraised the fair value of the reservoirs. An arithmetic average of these appraisals will determine the fair value of these reservoirs.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

Under the terms of the GESP Agreement, for amounts due in excess of the fair value of the reservoirs, the State will make payments in 114 consecutive monthly installments, the first payment to be made upon the later of 210 days after the date of the GESP Agreement (July 2002) and the agreement by the parties on the fair value of the reservoirs and conclusion of the audit, by a State-appointed auditor, of amounts owed. The nominal amount the State owes will not be indexed to inflation or earn interest if there is a delay in concluding the appraisal of fair value. The installments will be indexed on a monthly basis by the IGP-M, plus an interest rate of 6% per year, starting on the date the first installment becomes due. Pursuant to a protocol of understanding and the GESP Agreement, the State may, under certain circumstances, authorize Sabesp to use dividends, including interest attributed to shareholders’ equity, declared by Sabesp and otherwise payable to the State Government to offset accounts receivable in connection with the provision to the State Government, or its controlled entities, of water and sewage services.

The GESP Agreement also provides that the legal advisors of the State will carry out specific analyses, which have commenced, to ensure the agreement among the parties as to the methodology employed in determining the amount of pension benefits owed to Sabesp by the State. Sabesp’s management does not expect these analyses to result in a significant difference. The start of payments with respect to pension amounts owed to Sabesp by the State has been postponed until these analyses are completed and the appraisal report is approved and the credit assignment relating to the transaction involving the reservoirs described in the previous paragraph are formalized. Pursuant to the terms of the GESP Agreement, the original first payment was to be made in July 2002.

In July and August 2002, the two appraisors representing the State and Sabesp presented their valuation reports. Since we have made investments in these reservoirs, the arithmetic average of these appraisals submitted to our Board of Directors, R$ 300,880, was net of a percentage corresponding to these investments. Our Board of Directors approved the valuation reports and they will be submitted to an extraordinary general meeting of shareholders which is expected to be held during 2003.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

Based on the GESP Agreement, accounts receivable and reimbursements due from the State Government balances under such negotiation are presented as follows:

	At December 31, 2002	At December 31, 2001
Current assets
Receivable from State Government (Note 5)	37,706	15,711
Reimbursement due from State Government for pensions paid (Note 6)	33,750	14,062

Total current assets	71,456	29,773

Non –current assets

Receivable from State Government—Agreements Amounts, net of current portion reclassified from:
State Government receivable for water and sewage services (Note 5)	320,501	342,496
Reimbursement due from State Government for pensions paid (Note 6)	286,873	306,561

Total non-current assets	607,374	649,057

There was no impact in the results of our operations in connection with the GESP Agreement signed with the State Government in 2001.

During 2002, we paid interest attributed to shareholders’ equity to the State Government, in the total amount of R$ 347,318.

14	Commitments and Contingencies

We are party to certain legal proceedings arising in the normal course of business including tax, labor, and other proceedings. We have provided for the amounts to cover the probable estimated losses due to adverse legal judgments. In the opinion of management, such actions, if not decided in favor of Sabesp, would not have a material adverse effect on our financial condition.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

Contingency provisions were as follows:

	2002	2001
Disputed taxes
COFINS and PASEP	170,494	111,035
FINSOCIAL	7,872	51,753
Other	7,540	4,874
Claims from contractors	107,380	53,418
Customers claims	90,634	3,452
Labor claims	19,131	15,267
Environmental and civil claims	14,254	3,066

Total	417,305	242,865

Current	179,935	166,240

Long-term	237,370	76,625

(a)	Disputed taxes

We filed a lawsuit challenging a law enacted in 1998 which expanded the definition of income subject to the PASEP taxes, as well as increasing the COFINS rate. The PASEP provision was first booked in 1998 and is being increased as our contested tax obligation accrues. Although we obtained a preliminary injunction providing protection against fines as we prosecute the claim without paying the tax, we have recognized the legally enacted nature of the obligation by recording a liability, including interest, of R$ 170,494 and R$ 111,035 at December 31, 2002 and 2001, respectively.

We filed a lawsuit in 1991 challenging the increase in the FINSOCIAL rate (a tax on sales revenue). The timing of these increases was successfully challenged in the lower courts by a number of Brazilian companies and a Federal Supreme Court ruling decreed the unconstitutionality of the rate increases. Subsequent legislation allowed taxpayers to offset the overpaid tax against other taxes due to the same taxing authority. In 1992, in the case of commercial/industrial companies, the Supreme Court held that the rate increase was unconstitutional and Sabesp reversed the excess provision to income. However, in 1997, the Federal Supreme Court amended its earlier decision and ruled that the FINSOCIAL tax rate increases were applicable to service companies. Sabesp challenged this ruling in the courts

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

between 1998 and 2000 and filed a number of appeals without success. Legal counsel concluded in 2001 that our claim was unlikely to prevail and payment of the tax would be probable. Accordingly, during 2001 we revised the existing provision regarding FINSOCIAL taxes, charging the principal amount of R$ 24,481 to general and administrative expenses and interest and other related amounts of R$ 19,390 to financial expenses and increasing the provision to R$ 51,753. In July 2002, we paid R$ 57,016, relating to this obligation and authorized the release of our court-held deposits to the tax authorities, thus terminating the legal action filed by us in 1991.

(b)	Claims from contractors

Certain construction service contractors have filed claims in court against us alleging underpayment of inflation indexation adjustments. Based on advice from our legal counsel, and due to new claims arising in 2002, we increased the provision to R$ 107,380 in 2002 from R$ 53,418 in 2001, to meet probable losses arising from unfavorable decisions in this respect.

(c)	Customer claims

Customer claims refer to actions filed by our customers claiming tariff parity which are currently in the lower or appellate courts, where decisions to date have been both favorable an unfavorable to the Company. Based on advice from our legal counsel, we accrued R$ 89,066 in 2002 with this respect to these claims.

(d)	Labor claims

In October 1989, the São Paulo Water, Sewage and Environment Service Workers Union—SINTAEMA filed a class action lawsuit, on behalf of Sabesp’s employees, alleging that we had violated Brazilian labor laws and collective bargaining contracts when we ceased making certain payments to employees in 1989. In 2000, based on a definitive judicial ruling from the Superior Labor Court, we reversed to general and administrative expenses the amount previously accrued totaling R$ 47,798.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

Based on advice from our legal counsel and our human resource department and analyses carried out by our outside legal counsel, we have recorded provisions which management considers sufficient to cover probable unfavorable outcomes arising from other labor lawsuits. In the years ended December 31, 2002 and 2001, we recorded R$ 19,131 and R$ 15,267, respectively, relating to these labor lawsuits.

(e)	Other proceedings

Sabesp is party to a substantial number of other legal proceedings in the normal course of its business involving possible risk of loss, in addition to the lawsuits and administrative proceedings discussed above.

Management does not believe that such legal proceedings will, individually or in the aggregate, have a material adverse effect on our business, results of operations or financial condition, and therefore, no provisions have been recorded based on management’s assessment of the probability of loss.

These unprovided possible losses, at December 31, are as follows:

	2002	2001
Customers	89,500	—
Suppliers	31,800	40,000
Civil	6,000	7,000
Labor	4,300	7,000
Other	1,500	7,000

Total	133,100	61,000

(f)	Commitments

Commitments for construction under contract at December 31, 2002 are estimated at R$ 890,000.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(g)	Operating lease

The operating lease of administrative and operating facilities and equipment requires the following operating lease minimum annual payments in the years presented:

2003	17,355
2004	7,628
2005	783
2006 and thereafter	1,995

27,761

The rental expenses for the years ended December 31, 2002, 2001 and 2000 were R$ 15,074, R$ 14,449 and R$ 20,325, respectively.

(h)	Take-or-pay contracts

We have long-term “take-or-pay” contracts with suppliers of electrical energy. Main take-or-pay contract annual payments are as follows:

2003	64,775
2004	15,585
2005	2,925
2006	1,107

84,392

The electricity expenses for the years ended December 31, 2002, 2001 and 2000 were R$ 266,130, R$ 197,724 and R$ 181,271, respectively.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

15	Shareholders’ Equity

(a)	Authorized capital

We are authorized to increase our share capital up to a maximum of R$ 4,100,000, corresponding to 40,000,000,000 common shares with no par value.

Since January 1, 1998, we have from time to time issued shares to purchase assets from third parties, usually municipal authorities. These shares are issued at market value which correspond to the fair value of the assets acquired.

(b)	Subscribed and paid-up capital

At December 31, our capital comprised of voting common shares, without par value, was held, of record, as follows:

	2002		2001
Shareholders	Number of shares	%	Number of shares	%
State of São Paulo	20,376,674,059	71.54	25,156,934,057	88.33
Held by custodian for trading on BOVESPA and the NYSE	8,062,195,428	28.30	3,280,070,786	11.52
Others	40,708,340	0.16	42,572,984	0.15

	28,479,577,827	100.00	28,479,577,827	100.00

(c)	Revaluation reserve

As permitted by the CVM, we opted not to recognize the income tax and social contribution deferred tax liability (non-cash) on the revaluation reserve of property, plant and equipment recorded up to 1991. These unrecorded deferred tax balances would have amounted to R$ 572,582 and R$ 605,115 at December 31, 2002 and 2001, respectively. The revaluation reserve is charged against retained earnings in proportion to the depreciation and disposal of the respective assets.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(d)	Distributable earnings

We are required by the Corporation Law to propose dividends at year-end to meet the mandatory minimum dividend of 25% of adjusted annual net income. This requirement can be met through payments made in the form of dividends and interest attributed to shareholders’ equity (net of withholding tax) to the extent amounts are available for distribution. Dividend distributions are limited to our retained earnings as determined in accordance with Brazilian GAAP. At December 31, 2001, as required by the CVM, we have designated the retained earnings balance to a discretionary investments reserve ((h) below).

For purposes of the Corporation Law and Brazilian GAAP, and in accordance with our by-laws, adjusted annual net income is an amount equal to our annual net income adjusted to reflect allocations to or from (i) the statutory legal reserve, (ii) an equity contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any.

(e)	Interest attributed to shareholders’ equity

Our by-laws also provide for distribution of interest attributed to shareholders’ equity as an alternative form of payment to shareholders. The interest rate is limited to the average daily variation in the TJLP during the applicable period and the deductible distribution cannot exceed the greater of 50% of net income (before distribution and deductions for income taxes) for the period or 50% of retained earnings. Distribution of interest is a tax-deductible expense, for both income tax and social contribution purposes. The amount paid to shareholders as interest attributed to shareholders’ equity, net of any withholding tax, is taken into account in determining the mandatory dividend.

The charge is initially classified as financial expenses (for tax purposes) then reversed and treated as a deduction from shareholders’ equity (Note 19). Interest attributed to shareholders’ equity declared in 2002 totaled R$ 108,222, including withholding income taxes in the amount of R$ 4,600 relating to those shareholders which are subject to such taxation (State Government, municipalities and pension funds, among others, are exempt from withholding income taxes). The balance outstanding at December 31, 2002, relates to R$ 104,732, which was approved by the Board of Directors on April 29, 2002, and R$ 130,523, which is the balance of the amount of interest attributed to shareholder’s equity approved prior to 2002.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(f)	Capital reserves

Capital reserves comprise principally the tax incentive, donations and self-financed capitalized interest reserves.

The tax incentive reserve results from an option to invest in the capital stock of companies undertaking specified government-approved projects. In lieu of paying part of the income tax due, the amount is credited to income tax and subsequently appropriated from retained earnings to this reserve.

The donations reserve reflects the fair value of assets received from parties under the common control of the State Government principally enabling us to provide service access to properties. No shares are issued in exchange nor other remuneration provided in connection with assets received. These donations are recorded as a direct benefit to shareholders’ equity.

(g)	Legal (statutory) reserve

Under the Corporation Law, we are required to record a legal reserve to which we must allocate 5% of our adjusted net income each year until the amount of the reserve equals 20% of paid-in capital. Accumulated deficit, if any, may be charged against the legal reserve.

(h)	Investments reserve

The balance of retained earnings not distributed to shareholders is transferred to a discretionary reserve (investments reserve) in accordance with our capital expenditure budget.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

16	Insurance Coverage

Insurance policies held by us provide the following coverage and take into account the risks and nature of the assets:

Type of insurance	2002 Insured amount
Engineering risk	543,540
Fire	243,107
Comprehensive general liability—construction-in-progress	2,998
Comprehensive general liability—in operation	1,500
Sundry risks	7,347

17	Financial Instruments

(a)	Market value of financial instruments

The market values of our main financial instruments are similar to their book values, as shown below:

	2002		2001
	Book value	Market value	Book value	Market value
Time deposits	344,365	344,365	281,746	281,746
Loans and financings	7,925,123	8,148,286	6,469,951	6,469,951

Market values were determined as the present value of these financial instruments, based on market interest rates for instruments with similar risks and terms.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(b)	Foreign currency

Transactions in foreign currency consist of borrowings for the improvement and expansion of the Company’s water and sewage services. We at times hold certain foreign currency deposits to mitigate foreign currency risks.

We do not use derivative financial instruments to mitigate foreign currency exposure.

18	Expropriations

Development of major water and sewage systems frequently require expropriations of or the establishment of rights-of-way through third-party properties. Property owners are compensated through negotiation or by judicial arbitration, in accordance with applicable law.

We are party to a significant number of condemnation proceedings arising from the partial or total expropriation or use of private property for water mains, sewage lines and facilities. Under Brazilian Federal law, the State Government or the relevant municipality is entitled to condemn private property to the extent required for the construction, development or improvement of parts of water and sewage systems operated by Sabesp. However, we are required to provide compensation to affected property owners based upon appraised fair market values. Although we generally provide compensation to property owners on the basis of negotiated settlements, many property owners bring lawsuits against Sabesp seeking higher condemnation awards.

We estimate that we will be required to make payments with respect to certain condemnation matters. At December 31, 2002, future disbursements for pending cases are estimated at R$ 189,000. The assets acquired are recorded in property, plant and equipment when the expropriation is complete and title has passed to us; accordingly no liability has been recorded.

We do not believe that the pending condemnation proceedings will, individually or in the aggregate, have a material adverse effect on our business, results of operations, financial condition or prospects. Disbursements for expropriations amounted to R$ 3,465 and R$ 8,597 in 2002 and 2001, respectively.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

19	Operating Costs and Expenses

	2002	2001	2000
Cost of services rendered
Salaries and payroll charges	652,135	578,179	551,274
Electric power	265,013	196,869	180,194
Third-party services	211,967	198,938	172,333
Supplies for water treatment	77,719	58,750	45,532
Supplies	68,355	59,047	51,471
General expenses	34,832	33,997	29,612
Depreciation and amortization	504,955	464,655	443,652

	1,814,976	1,590,435	1,474,068

Selling expenses
Salaries and payroll charges	100,753	80,751	68,437
Third-party services	89,383	68,165	49,593
General expenses	24,825	24,137	19,842
Supplies and other	4,860	4,150	3,452
Depreciation	2,403	1,614	1,100
Allowance for doubtful accounts expense, net of recoveries	162,915	153,780	190,314

	385,139	332,597	332,738

General and administrative expenses
Salaries and payroll charges	93,436	81,812	31,271
Third-party services	60,303	58,432	59,698
General expenses	32,656	26,052	9,487
Tax expenses	23,197	20,749	20,540
Supplies and other	4,715	5,030	4,069
Depreciation and amortization	11,717	11,060	12,284

	226,024	203,135	137,349

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

	2002	2001	2000
Financial expenses
Interest and other charges real—denominated loans and financings	(461,404)	(375,662)	(328,746)
Foreign currency—denominated loans and financings	(276,693)	(239,486)	(205,340)
Foreign exchange losses on loans and financings	(1,345,335)	(387,009)	(158,509)
Indexation charges on loans and financings	(103,597)	(68,192)	(60,948)
Interest attributed to shareholders’ equity	(108,222)	(489,848)	(539,614)
Interest attributed to shareholders’ equity-reversal	108,222	489,848	539,614
Indexation charges or contingencies	(140,963)	(72,808)	(27,000)
Other	(91,054)	(61,933)	(58,701)

	(2,419,046)	(1,205,090)	(839,244)

Financial income
Financial investment income	69,022	60,309	57,976
Indexation accruals and interest	78,213	43,369	47,158
COFINS and PASEP taxes on financial income	(4,497)	(3,795)	(3,838)
Other	15	55	237

	142,753	99,938	101,533

Financial expenses, net	(2,276,293)	(1,105,152)	(737,711)

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

20	Employee Profit-sharing Program

The employees’ profit-sharing amounts are measured in accordance with annual agreements with the trade unions. Such agreements define certain targets to be met by each department and also limits for distribution per employee based on monthly salaries. Payments are subject to the availability of our cash resources. The distribution of the executive officers’ bonus is determined based on individual performance and efficiency metrics as approved by our Board of Directors.

The year-end provision is an estimate made by our management as the final determination of the amount payable is not available at the date of preparation of the financial statements. Amounts paid with respect to the program may differ from the liability accrued.

Following an agreement among the Company and entities representing employees, a Profit Sharing Program was implemented for the period July 2002 to June 2003, limited to one monthly salary.

In December 2002, the Company advanced R$ 17,635 under the program, equivalent to 50% of one monthly payroll, and the remainder will be paid at the end of August 2003, if performance-based targets are achieved.

At December 31, 2001 and 2000, we accrued as salaries and payroll charges the amount of R$ 15,886 and R$ 30,254, respectively, relating to employees profit sharing, in accordance with the labor legislation and agreements with trade unions.

21	Compensation for concession termination

The municipalities of Diadema and Mauá unilaterally withdrew our concessions for water and sewage services in 1995. In December 1996, we filed indemnification claims to seek compensation for investments made during the terms of the concession agreements (Note 7(a)). Although we have not yet been compensated for these investments, we still supply water on a bulk basis to these municipalities, which currently operate their own water distribution and sewage collection systems.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

Both claims are pending final court decisions (Note 7(a)). Outside legal counsel responsible for conducting the legal actions expects that we will be granted a favorable outcome.

In 1997, the municipality of Santos enacted a law expropriating our water and sewage systems in that municipality. In response, we filed an action seeking an injunction against this expropriation, which was initially denied by the lower court. This decision was later reversed by the Court of Appeals of the State of São Paulo, which issued a preliminary order suspending that law. On August 2, 2002, a decision on this matter was rendered in favor of Sabesp by a lower court, but such decision is still subject to appeal, and we can provide no assurance that the ultimate determination will be favorable to us. Despite the pending lawsuit, we continued to provide water and sewage services to Santos.

22	Summary and Reconciliation of the Differences between Brazilian GAAP and U.S. GAAP

The Company has presented its primary financial statements, for purposes of filing its annual report on Form 20-F with the SEC, on the basis of Brazilian GAAP with a reconciliation to U.S. GAAP.

I	Description of the GAAP differences

Our accounting policies comply with Brazilian GAAP, which differ significantly from U.S. GAAP as described below:

(a)	Inflation accounting methodology and indices

In Brazil, because of highly inflationary conditions which prevailed in the past, a form of inflation accounting had been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. Two methods of inflation accounting were developed: one required under the accounting practices adopted in Brazil, which is based on the Brazilian Corporation Law, the rules and regulations of the CVM, and the accounting standards issued by IBRACON (referred to herein as Brazilian GAAP); and the other known as the constant currency method (formerly denominated Brazilian GAAP). The primary difference between Brazilian GAAP and constant currency methodologies relates to accounting for the effects of inflation. Under Brazilian GAAP inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP required inflationary indexation of property, plant and

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

equipment, investments, deferred charges and shareholders’ equity, the net effect of which were reported in the statement of operations as a single line item. The constant currency methodology is similar to U.S. Accounting Principles Board Statement No. 3 (“APS 3”), except that the former continues to apply inflationary accounting in periods of low inflation. Under U.S. GAAP, the Brazilian economy ceased to be highly inflationary effective July 1, 1997. The other significant difference between the two sets of principles relates to the present-value discounting of fixed-rate receivables and payables, which is required by the constant currency methodology and prohibited by Brazilian GAAP.

Financial statements prepared in accordance with Brazilian GAAP have been, and continue to be, required of all Brazilian corporate entities and are used by the Brazilian tax authorities in determining taxable income. Financial statements prepared in accordance with the constant currency method were required through 1995 for those entities whose securities were registered with the CVM. Since 1996, presentation of supplemental financial statements under the constant currency method has been optional.

(a.i)	Additional inflation restatement in 1996 and 1997 for U.S. GAAP

In the reconciliation from Brazilian GAAP to U.S. GAAP, consistent with the position paper prepared by the U.S. AICPA International Practice Task Force, an adjustment for inflation accounting has been included with relation to the period from January 1, 1996 to December 31, 1997. During this period, inflation accounting was prohibited by Brazilian GAAP but still required by APS 3 under U.S. GAAP.

Shareholders’ equity under U.S. GAAP was increased by R$ 1,465,677 and R$ 1,520,782, respectively, at December 31, 2002 and 2001 due to the additional inflation restatement adjustments.

(a.ii)	Supplementary inflation restatement replaces revaluation of property, plant and equipment for U.S. GAAP

The price-level restatement methodology under Brazilian GAAP relied on an official inflation index announced by the Brazilian Federal Government which was also used for purposes of determining taxes payable. Shortly after the launch of an economic stabilization plan in 1990, the Government announced an inflation rate for that year which was materially understated in

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

relation to the general and consumer price indices as measured by independent economic institutes. In 1991, the Government acknowledged this distortion and companies were required to re-present their statutory financial statements using a revised inflation index and the effects thereof were also used to determine income taxes, retroactively. The same law (Law No. 8,200/91) also granted companies the option (and the CVM required adoption when the effects were significant) to reprocess the accumulated inflation accounting effects since the date of acquisition of assets based on an independently sourced consumer or general price index. This supplemental indexation of property, plant and equipment, investments and deferred charges was to be recorded in the statutory Brazilian GAAP accounting books but would have no effect for tax purposes. Sabesp anticipated the effects of this measure by having contracted an independent firm of experts to perform an appraisal to market value of its property, plant and equipment and had booked the revaluation increment in its statutory Brazilian GAAP accounting books, also without affecting its tax position, in much the same way as Law No. 8,200/91 later required. As the revaluation increment had eliminated the effects of the supplemental price-level restatements, no further action was taken and Sabesp did not apply the incremental indexation.

Under U.S. GAAP, revaluations of assets to market value are not permitted (g(i) below) and the effects of the revaluation have been reversed in the reconciliation to U.S. GAAP. However, in order to preserve the integrity of the historical cost of its assets based on the price-level restatement convention adopted by Brazilian GAAP, Sabesp has recorded the supplemental price-level restatement adjustments, in accordance with Article 2 of Law No. 8,200/91, as an adjusting item in the reconciliation to U.S. GAAP. We have presented the balances of shareholders’ equity and net income (loss) under Brazilian GAAP, adjusted for the effects of the revaluation and the replacement of the reversal by the supplemental price-level restatements, and related tax effects, as a subtotal, prior to presenting the reconciling items to U.S. GAAP (Notes II and III below). The subtotal also includes the effects of having included an additional two years’ inflation accounting adjustments through to 1997 for purposes of U.S. GAAP.

Shareholders’ equity under U.S. GAAP was increased by R$ 3,304,334 and R$ 3,415,145, respectively, at December 31, 2002 and 2001 due to the supplementary inflation restatement adjustments and reduced by R$ 2,857,965 and R$ 2,953,806, respectively, at December 31, 2002 and 2001 due to the reversal of the revaluations, before tax effects.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(a.iii)	Inflation indices

The indexation of the financial statements through 1995, except for the year 1990, under Brazilian GAAP was based on an official government index, the Unidade Fiscal de Referência—UFIR and for the year ended December 31, 1990 on a consumer price index (Índice de Preços ao Consumidor, or IPC). For purposes of U.S. GAAP, a general price index, the Índice Geral de Preços—Mercado, or IGP-M, was used to record the additional inflation restatement in 1996 and 1997 and the supplementary inflation restatement through 1995 ((a.i) and (a.ii) above).

(b)	Income taxes

Under Brazilian GAAP, deferred tax asset represents the probable estimated amount to be recovered. In addition, deferred income taxes are shown gross rather than being netted.

Under U.S. GAAP, deferred taxes are accrued on all temporary tax differences. For purposes of deferred tax accounting, the U.S. GAAP adjustments relating to inflation restatement of land and the push-down expenses from the supplementary pension fund “Plan G0” (h(ii) below) and sabbatical paid leave benefits are treated as permanent tax differences. Valuation allowances are established when it is not more likely than not that tax losses will be recovered. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference.

Taxes on income in Brazil consist of two types of taxes: income tax and social contribution (Note 11(a)(i)). In Brazil, the tax law and tax rates are sometimes significantly altered by provisional measures (“medidas provisórias”) announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. Until September 2001, these measures remained in force for one month and expired automatically if they were not extended for an additional one-month period. In September 2001 all provisional measures were automatically enacted, and the Presidential decree powers restricted. Under Brazilian GAAP, when calculating deferred income taxes, the provisional measures are usually taken into account.

Under U.S. GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods which have been established by provisional measures are not considered to have been enacted and are ignored. However, the provisional measure, to the extent it has not lapsed, is used for determining the amount of current tax payable. Deferred income tax adjustments on income arising from different enacted tax rates amounted to R$ 2,319,

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

R$ (3,078) and R$ 463 during 2002, 2001 and 2000, respectively.

No valuation allowance adjustments were required to be included in the reconciliation between Brazilian GAAP and U.S. GAAP.

Shareholders’ equity under U.S. GAAP decreased by R$ 1,433,442 and R$ 1,440,070, respectively, at December 31, 2002 and 2001 due to deferred tax adjustments on U.S. GAAP differences other than revaluations.

(c)	Financial instruments and concentration of credit risk

Under Brazilian GAAP, there are less detailed requirements regarding the disclosure of information on financial instruments not reflected on the balance sheet or on concentration of financial instruments with credit risk.

Under U.S. GAAP, the applicable accounting practice for financial instruments depends on management’s intention for their disposition and may require adjustments to their market or fair values. Additional information on face or contract or notional principal amount; nature and terms including (i) credit and market risk, (ii) cash requirements and (iii) accounting policy followed; amount of loss, if any party to the financial instrument fails to perform; and policy as to requiring collateral is required. Disclosure as to concentration of credit risk arising from all financial instruments is required to include information about the activity, region or other characteristic that identifies the concentration; amount of loss if parties to the concentrated risk fail to completely perform; and policy as to requiring collateral.

Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” of the U.S. Financial Accounting Standards Board establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. This statement was effective from January 1, 2001 and did not have a significant impact on our financial statements.

No adjustments have been included in the reconciliation from Brazilian GAAP to U.S. GAAP.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(d)	Right of offset

Brazilian GAAP permits offsetting amounts due or payable among parties, for purposes of presenting balances in the financial statements based on management’s expectation of being able to offset the amounts.

Under U.S. GAAP, the conditions to be met require the parties to agree to the offset and the legal right of offset to exist.

For purposes of U.S. GAAP certain debentures held in treasury and classified as cash equivalents were offset against the debenture obligation.

No adjustments have been included in the reconciliation from Brazilian GAAP to U.S. GAAP; the reclassifications were taken into consideration in the condensed U.S. GAAP balance sheet (V(c) below).

(e)	Cash and cash equivalents

Under Brazilian GAAP, cash equivalents are not defined.

Under U.S. GAAP, SFAS No. 95, “Statement of Cash Flows”, defines cash equivalents as short-term highly liquid investments that are both (i) readily convertible to known amounts of cash and (ii) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments with original maturities of three months or less qualify under that definition. No adjustments have been included in the reconciliation from Brazilian GAAP to U.S. GAAP.

(f)	Investments in debt and equity securities

Under Brazilian GAAP, marketable debt and equity securities are generally stated at the lower of inflation-indexed amortized cost or market value less interest or dividends received. Gains and losses are reflected in earnings.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

Under the U.S. GAAP, in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities is as follows:

(i)	debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost;

(ii)	debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and

(iii)	debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

In the case of Sabesp, for purposes of U.S. GAAP, certain unrealized gains and losses from available-for-sale securities are recorded directly in shareholders’ equity, net of tax effects, until realized, adjusting shareholders’ equity under U.S. GAAP by R$ (185) and R$ 18 at December 31, 2002 and 2001, respectively.

(g)	Fixed assets

(g.i)	Revaluations of property, plant and equipment

Brazilian GAAP permits appraisal write-ups, provided that certain formalities are complied with. The revaluation increment is credited to a reserve account in shareholders’ equity. Depreciation of the asset revaluation increments is charged to income and an offsetting portion is relieved from the revaluation reserve in shareholders’ equity and transferred to retained earnings as the related assets are depreciated or upon disposal.

For U.S. GAAP reconciliation purposes, net revaluation of property, plant and equipment in the amounts of R$ 2,857,965 and R$ 2,953,806 at December 31, 2002 and 2001, respectively, have been eliminated in order to present property, plant and equipment at historical cost, indexed for inflation through 1997 based on a general price index, less accumulated depreciation. The

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

depreciation on such revaluation charged to income, totaling R$ 95,841, R$ 129,852 and R$ 159,556 for the years ended December 31, 2002, 2001 and 2000, respectively, has also been eliminated for U.S. GAAP purposes.

Under Brazilian GAAP, no deferred tax liability had been recorded on the revaluation increment. Under U.S. GAAP, although the depreciation from the additional inflation restatement ((a.i) above) and the supplementary inflation restatement ((a.ii) above) will not be deductible for tax purposes, these depreciation charges are considered to be temporary tax differences as the expense will reverse through income in the future, and, as such, are recorded for purposes of determining the deferred tax liability.

(g.ii)	Different criteria for capitalizing and depreciating capitalized interest

Under Brazilian GAAP, until December 31, 1995, capitalization of interest cost incurred during the construction period as part of the cost of the related property, plant and equipment was not required. However, as permitted by the Brazilian Water and Sewage Plan (Plano Nacional de Saneamento Básico—PLANASA), Sabesp capitalized interest on construction-in-progress through 1989. Also, under Brazilian GAAP as applied to companies in the utilities industry, during the period from 1980 to 1985, a notional interest rate was applied to construction-in-progress computed at the rate of 12% per annum of the balance of construction-in-progress; that part which related to interest on third-party loans was credited to interest expense based on actual interest costs with the balance relating to the self-financing portion being credited to capital reserves. In addition, in 2002, 2001 and 2000, Sabesp capitalized indexation charges associated with the indexation charges on the real—denominated borrowings and the foreign exchange losses on foreign currency borrowings.

Under U.S. GAAP, in accordance with SFAS No. 34, “Capitalization of Interest Cost”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes the indexation charges associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

The effects of these different criteria for capitalizing and amortizing interest are presented below:

	2002	2001
Interest capitalized under U.S. GAAP in the period from 1990 to 1995	208,826	208,826
Amortization thereof	(75,287)	(67,721)
Capitalized interest credited to income under Brazilian GAAP (12% per annum, applied monthly to the balance of construction-in progress) in excess of actual interest	(32,983)	(32,983)
Amortization thereof	24,343	23,148
Indexation charges and foreign exchange losses capitalized in 2000 and 1999 under Brazilian GAAP, net	(46,360)	(38,161)

U.S. GAAP difference on shareholders’ equity (Note III below)	78,539	93,109

U.S. GAAP difference on pre-tax income (Note II below)	(14,570)	(8,140)

(g.iii)	Valuation of long-lived assets

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets, within the context of the balance sheet as a whole, in order to assess potential asset impairment. In the event that such operating income is insufficient, within the context of the fixed asset group, to recover the depreciation due to permanent impairment of assets, the assets, or groups of assets, are written-down to recoverable values, preferably, based on the projected discounted cash flows of future operations.

Under U.S. GAAP, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to periodically evaluate the carrying value of long-lived assets to be held and used, and for long lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from identified asset groups, representing the lowest level for which identifiable cash flow are largely independent of the cash flows of other group of assets and liabilities is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

No adjustment has been included in the reconciliation from Brazilian GAAP to U.S. GAAP to take into account the differences between the measurement criteria, as based on an analysis of cash flows measured at the smallest unit of asset groups for which cash flow data is captured, as no impairment provisions were required. Loss on write-off of property, plant and equipment arose primarily from adjustments upon withdrawal of concession assets, construction-in-progress projects which were deemed no longer to be economically feasible and obsolescence write-offs.

(g.iv)	Deferred charges

Under Brazilian GAAP deferral of pre-operating expenses incurred in the construction or expansion of a new facility is permitted until such time as the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

Under U.S. GAAP, such amounts do not meet the conditions established for deferral and accordingly are charged to income.

The balance of feasibility study costs outstanding, amounted to R$ 45,057 and R$ 44,841 at December 31, 2002 and 2001, respectively, and was written-off for U.S. GAAP purposes. The net effects from amortization and deferrals in the statement of operations at December 31, 2002, 2001 and 2000 were (reductions)/ increases of R$ (216), R$ (3,208) and R$ 711, respectively.

Certain other amounts included as deferred charges under Brazilian GAAP, primarily laying of ducts on third party property totaling R$ 67,035 and R$ 70,810 at December 31, 2002 and 2001, respectively, have been reclassified to property, plant and equipment for purposes of U.S. GAAP.

(h)	Pension benefits

Under Brazilian GAAP, up to 2001, amounts due to the pension plan were treated on an accrual basis as the obligations fell due. Following a new Brazilian accounting standard (Note 3(p)) effective as from 2001, Brazilian public companies have to disclose and account for pension obligations based on actuarial calculations. Under this standard, actuarial pension obligations determined as of December 31, 2001, could be either recorded directly in shareholders’ equity, or prospectively, during the five-year period, ending December 31, 2006, in results of operations.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

As described in Note 12(b) and 12(e), we have elected to recognize the liability on a straight line basis through income over the five years starting in 2002. The amortization of the first year of the December 31, 2001 pension liability is presented as an “Extraordinary item” in 2002. Additionally, as described in Note 12, an obligation for past employee contributions assumed by us in 1989 was recognized as a liability in 2001.

Under U.S. GAAP, we have adopted the provisions of SFAS No. 87, “Employers’ Accounting for Pensions” and have recognized the actuarial liability.

(h.i)	Pension plan (Plan G1)

Sabesp is a sponsor to a defined-benefits plan (“Plan G1”) and consequently is required to disclose its annual contributions and the funded status of the plan. The funded status and the supplemental disclosures under U.S. GAAP are presented in Note VI below. The provisions of SFAS No. 87 for the purposes of calculating the funded status were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard. SFAS No. 87 also requires that an additional liability (minimum pension liability) is required to be recorded when the accumulated benefit obligation exceeds the fair value of the plan assets less accrued pension amounts. Such amounts should be recorded against equity. Additional disclosure required by SFAS No. 132, “Employers’ Disclosures About Pensions and Other Post-Retirement Benefits”, about pension and other post-retirement benefit plans is provided. Although recently adopted accounting principles in Brazil require the Company to recognize pension obligations based on actuarial calculations, there are still differences between the amounts accrued locally and in accordance with SFAS No. 87 (such as calculation method, recognition period, among others), which generate reconciling adjustments for U.S. GAAP purposes.

The Plan G1 amount accrued under Brazilian GAAP for prior services (Note 12) is excluded for U.S. GAAP purposes. The changes introduced by Amendment No. 20 to the Federal Constitution (Note 3(u)) have not been treated as amendments or curtailments for SFAS No. 87 purposes.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(h.ii)	Supplementary pension plan (Plan G0)

Pursuant to a law enacted by the State Government, certain employees who provided service to Sabesp prior to May, 1974 and retired as an employee of Sabesp acquired a legal right to receive supplemental pension payments (which rights are referred to as Plan G0); these amounts are paid by us and are claimed as a reimbursement from the State Government. (note 6).

Consistent with the guidance in SEC Staff Accounting Bulletin Topic 5-T (“SAB No. 5-T”), we recognized as an expense the costs incurred by the State Government on our behalf in respect of the provision of pension costs payments made to these employees in recognition of the services rendered to Sabesp.

We accounted for this actuarial liability on a ‘push-down’ basis consistent with guidance in SAB No. 5-T, as an adjustment for purposes of U.S. GAAP by reducing retained earnings for the first year (1998) presented and subsequently charging to income the balance denominated “Reimbursement due from the State Government for pensions paid”, as this amount relates to a charge for past services rendered by our former employees. Amounts reimbursed to us by the State Government, our controlling shareholder, were accounted for as additional paid-in capital and a reduction of the actuarial liability to reflect gross benefits paid. The remaining unpaid reimbursable balance due from the State Government (effectively a subscription receivable) was charged off as a deduction to shareholders’ equity.

The liability for the future Plan G0 obligations has been determined under the actuarial criteria stipulated in SFAS No. 87.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(h.iii)	Sabbatical paid leave

We also pay amounts equivalent to three months of vacation for each five years’ of service as a form of sabbatical paid leave to certain of our employees for which we also claim reimbursement from the State Government (Note 6). Consistent with the guidance in SAB Topic 5-T, we recorded as an expense the costs incurred by the State Government on our behalf in respect of the sabbatical leave payments made to these employees in recognition of the services rendered to Sabesp for which such payments are the remuneration therefore.

We accounted for this sabbatical expense on a ‘push-down’ basis consistent with guidance in SAB No. 5-T, as an adjustment for purposes of U.S. GAAP by relieving directly against retained earnings for the first year presented and subsequently we recognized as a charge to income the receivable due from the State Government, for sabbatical leave paid, as this amount relates to a charge for past services rendered by our former/current employees. Amounts reimbursed by the State Government were accounted for as additional paid-in capital.

During the year ended December 31, 2000, in the financial statements prepared in accordance with Brazilian GAAP, sabbatical leave accruals totaling R$ 23,747, which had in prior years been charged to income, and were accounted for as a receivable (reimbursement) due from the State Government, were reversed, as we do not consider this to be an expense under Brazilian GAAP. Similarly, during 2002 and 2001, total amounts not accrued in this respect were R$ 459 and R$ 1,921. Such amounts, consistent with the U.S. GAAP difference mentioned above, were ‘pushed down’ as expenses in the reconciliation to U.S. GAAP.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(h.iv)	Summary of pension benefits adjustments

The effects included in the shareholders’ equity reconciliation (Note III below) arising from these different criteria for pension and benefit accounting are presented below:

	2002	2001
(h.i)—Plan G1
Accrued pension cost (Note VI(a) below)	(506,093)	(479,853)
Pension cost accrued under Brazilian GAAP (Note 12(b))	68,336	9,237

Accrued pension cost (Plan G1)	(437,757)	(470,616)

(h.ii)—Plan G0 (Note VI(b) below)
Accrued pension cost (Plan G0)	(944,799)	(868,791)

Adjustment to recognize minimum pension liability	—	(9,595)
Intangible asset	—	9,595

Minimum pension liability in excess of unrecognized net transition obligation	—	—

(h.iii)—Sabbatical paid leave
Recognition of reversed expense	(26,127)	(25,668)

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

	2002	2001
(h.ii)/(h.iii)—Push-down accounting of Plan G0 and sabbatical paid leave
Gross amount paid for Plan G0 and sabbatical paid leave recorded as receivables from the State Government	(518,833)	(441,271)

Additional paid-in capital—Plan G0 and sabbatical paid leave reimbursed by the State Government	114,970	114,970

The effects included in the reconciliation of net income (loss) reconciliation (Note II below) arising from these different criteria for pension and benefit accounting are presented below:

	2002	2001	2000
(h.i)—Plan G1
Accrued pension cost (Plan G1)	32,859	(68,651)	(63,528)

(h.ii)—Plan G0 (Note VI (b) below)
Accrued pension cost (Plan G0)	(76,008)	(76,866)	(77,396)

(h.iii)—Sabbatical paid leave
Recognition of reversed expense	(459)	(1,921)	(23,747)

(h.ii)/(h.iii)—Push-down accounting of Plan G0 and sabbatical paid leave
Gross amount paid for Plan G0 and sabbatical paid leave recorded as receivables from the State Government	(77,562)	(72,752)	(69,310)

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(i)	Segment reporting

Under Brazilian GAAP, no separate segment reporting is required.

Under U.S. GAAP, SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. SFAS No. 131 defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment.

Sabesp operates in two segments: water services and sewage services (Note 24).

(j)	Comprehensive income

Under U.S. GAAP, we adopted SFAS No. 130, “Reporting Comprehensive Income” (V below). A foreign (i.e., non-U.S.) registrant may present the statement of comprehensive income in any format permitted by SFAS No. 130.

(k)	Provision for dividends and interest attributable to shareholders’ equity

Under the Corporation Law, at each annual balance sheet date management is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under the Corporation Law, companies are permitted to distribute a notional amount of interest, subject to certain limitations, calculated based on the government TJLP interest rate, on shareholders’ equity. Subject to certain limitations, such amounts are deductible for tax purposes and are presented as a deduction from shareholders’ equity. Although not affecting net income except for the tax benefit, in certain cases companies include this notional charge in interest expense and reverse the same amount before totaling net income. We present the financial expense net of the reversal in our financial statements (Note 19).

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

Under U.S. GAAP, since proposed dividends must be ratified or modified at the annual shareholders’ meeting, such dividends would not be considered as declared at the balance sheet date and, as such, would not be accrued. However, because the State Government is our controlling shareholder, the minimum dividend proposal when made by Sabesp’s management at year end is maintained as a provision, and therefore, no adjustments have been included in the reconciliation from Brazilian GAAP to U.S. GAAP. Interim dividends paid or interest credited to shareholders as interest attributable to shareholders’ equity under Brazilian GAAP would be considered as declared for U.S. GAAP purposes. Under U.S. GAAP, no similar interest distribution concept exists.

Distributions per share data (in the form of dividends or interest attributable to shareholders’ equity) are not required to be disclosed under Brazilian GAAP.

Interest attributable to shareholders’ equity per thousand common shares was as follows:

reais
2002	3.80
2001	17.20
2000	18.97

(l)	Related parties

Under Brazilian GAAP, related parties are generally defined in a more limited manner and require fewer disclosures than U.S. GAAP. We have expanded our disclosure for purposes of Brazilian GAAP.

No adjustments have been included in the reconciliation from Brazilian GAAP to U.S. GAAP.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(m)	Items posted directly to shareholders’ equity accounts

Under Brazilian GAAP, various items are posted directly to shareholders’ equity accounts. Examples include certain capitalized interest, the effects of adjustments to tax rates and tax incentive investment credits received. As noted in (a) above, Brazilian utility companies used to capitalize interest attributable to construction-in-progress at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third-party loans is credited to interest expense based on actual interest costs with the balance relating to the self-financed portion being credited to capital reserves.

Under U.S. GAAP, such items relating to third-party debt would be posted to the statement of operations. Since the original posting to equity accounts would, under U.S. GAAP, be made directly to the statement of operations, these adjustments are included in the reconciliation of shareholders’ equity and net income determined in accordance with U.S. GAAP (Note (g.ii) above).

(n)	Discounting

Under Brazilian GAAP, discounting of trade receivables and payables to present value is not permitted.

Under U.S. GAAP, APB No. 21 “Interest on Receivables and Payables”, such discounting, in certain cases, is required to eliminate the effects of implicit interest income or expense or which are different from market rates on long-term assets and liabilities, except for transactions in which interest rates are affected by the tax attributes or legal restrictions prescribed by a government agency.

No adjustments have been included in the reconciliation from Brazilian GAAP to U.S. GAAP.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(o)	Classification of statement of operations line items

Under Brazilian GAAP, as noted above, the classification of certain income and expense items is presented differently from U.S. GAAP. We have recast our statement of operations under Brazilian GAAP to present a condensed statement of operations in accordance with U.S. GAAP (Note V below). The reclassifications are summarized as follows:

(i)	Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of operations presented in accordance with Brazilian GAAP. Such amounts have been reclassified to non-operating income and expenses in the condensed statement of operations in accordance with U.S. GAAP.

(ii)	Under Brazilian GAAP, gains and losses on the disposal or impairment of permanent assets are classified as non-operating income (expense). Under U.S. GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as an adjustment to operating income.

(iii)	As described in Notes 12 and (h.i) above, following the issue of a new accounting standard in effect as from 2001, regarding the recognition of actuarial pension obligation determined as of December 31, 2001, for Brazilian GAAP purposes, the first year effects (when elected the prospective five-year period recognition option), are presented as an “Extraordinary item” net of taxes, in the statement of operations. Under U.S. GAAP, extraordinary items are determined as unusual and infrequent items and, as such, the charge has been included as part of the pension expense.

(iv)	The net income (loss) differences between Brazilian GAAP and U.S. GAAP- as detailed in the reconciliation in Note II below, were incorporated in the statement of operations in accordance with U.S. GAAP.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(p)	Earnings per share

Under Brazilian GAAP, net income (loss) per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares, because this is the minimum number of shares of the Company that can be traded on the stock exchanges.

Under U.S. GAAP, in accordance with SFAS No.128, “Earnings per Share”, the presentation of earnings per share is required for public companies, including earnings per share from continuing operations and net income per share on the face of the statement of operations, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the statement of operations or in a note. A dual presentation is required: basic; and diluted. Computations of basic and diluted earnings per share data are based on the weighted average number of shares outstanding during the period and all potentially dilutive shares outstanding during each period presented, respectively.

The weighted-average number of shares used in computing basic earnings per share for 2002 and 2001 was 28,479,577,827, and for 2000 was 28,448,607,067. Sabesp has no transactions that might cause a dilutive effect on its earnings per share.

(q)	Disputed sales tax obligation (FINSOCIAL)

During 2001, Sabesp recorded a provision in respect of an anticipated adverse decision in a FINSOCIAL—related lawsuit (Note 14(a)), in which Sabesp had disputed a FINSOCIAL tax obligation.

This amount had already been accrued for purposes of U.S. GAAP as at December 31, 2000 as a contingent liability and, accordingly, resulted in a reconciling item of R$ 38,000 between Brazilian GAAP and under U.S. GAAP with respect to net income for the year ended December 31, 2001, as well as between shareholders’ equity presented under Brazilian GAAP and under U.S. GAAP at December 31, 2000.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(r)	Presentation of short-term loans and financings

Under Brazilian GAAP, loans and financings are presented as short-term liabilities, based on the remaining period to maturity, after the balance sheet date.

Under U.S. GAAP, current loans and financing obligations are segregated between (i) short-term debt (for which the contract original maturity is less than 360 days), and, (ii) current-portion of long term (for which even being a contract with original maturities over 360 days, a current installment obligation exists). In addition, when according to contract agreements, a call option, put option or renegotiation clause exists as of a date prior to the maturity date, the liability classification must follow the earlier of these dates.

At December 31, 2002 and 2001, there was no short-term debt outstanding, other than the current portion of long-term debt. At December 31, 2002, for U.S. GAAP purposes, the total amount of R$ 421,153 relating to the debentures issued in April 2002, for which a contractual renegotiation is expected to occur in October 2003, is presented as current-portion of long-term debt.

(s)	Financial statement note disclosures

Brazilian GAAP requires, in general, less information to be disclosed in the notes to the financial statements than U.S. GAAP. The additional disclosures required by U.S. GAAP which are relevant to these financial statements are included in this Note 22 and Notes 23, 24 and 25.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

II	Net income (loss) reconciliation of the differences between Brazilian GAAP and U.S. GAAP

		Years ended December 31
	Note 22-I	2002	2001	2000
Net income (loss) as reported under Brazilian GAAP		(650,516)	216,227	521,435

Depreciation of additional inflation restatement in 1996 and 1997	(a)(i)	(55,105)	(68,743)	(81,928)
Reversal of depreciation of revaluation increments	(g)(i)	95,841	129,852	159,556
Depreciation of supplementary restatement prior to 1991	(a)(ii)	(110,811)	(150,136)	(184,477)
Deferred tax effects on above (excluding revaluation)	(b)	8,550	72,230	87,914

Net income (loss) as reported under Brazilian GAAP, adjusted for inflation restatements and revaluations		(712,041)	199,430	502,500

Accrued supplementary pension cost (Plan G0)	(h)(iv)	(76,008)	(76,866)	(77,396)
Accrued pension cost (Plan G1)	(h)(iv)	32,859	(68,651)	(63,528)
Sabbatical paid leave of absence benefits	(h)(iv)	(459)	(1,921)	(23,747)
Actuarial liability (Plan G0) and sabbatical expense push-down recognition	(h)(iv)	(77,562)	(72,752)	(69,310)
Disputed sales tax obligation—FINSOCIAL	(r)	—	38,000	—
Capitalized interest	(g)(ii)	(14,570)	(8,140)	(9,035)
Deferred charges expensed, net of (amortization)	(g)(iv)	(216)	(3,208)	711

		(847,997)	5,892	260,195

Deferred income taxes effects:
Deferred income tax changes due to enacted tax rate difference (34% - 33%)	(b)	2,319	(3,078)	463
Other GAAP differences above, excluding reversal of revaluation increments	(b)	(1,922)	13,859	23,711

Net income (loss) under U.S. GAAP		(847,600)	16,673	284,369

Earnings/(loss) per thousand common shares Basic and diluted (in reais)		(29.76)	0.59	10.00

Weighted average number of common shares Outstanding		28,479,577,827	28,479,577,827	28,448,607,067

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

III	Shareholders’ equity reconciliation of the differences between Brazilian GAAP and U.S. GAAP

	Note 22-I		2002	2001
Shareholders’ equity, as reported under Brazilian GAAP			7,246,476	7,996,690

Add (deduct)
Additional inflation restatement in 1996 and 1997, net	(a.i	)	1,465,677	1,520,782
Reversal of revaluation increments, net	(g.i	)	(2,857,965)	(2,953,806)
Supplementary restatement prior to 1991, net	(a.ii	)	3,304,334	3,415,145
Deferred tax effects on above (excluding revaluation)			(1,570,895)	(1,579,445)

Shareholders’ equity, as reported under Brazilian GAAP, adjusted for inflation restatements and revaluations			7,587,627	8,399,366

Accrued supplementary pension cost (Plan G0)	(h.iv	)	(944,799)	(868,791)
Accrued pension cost (Plan G1)	(h.iv	)	(437,757)	(470,616)
Actuarial liability (Plan G0) and sabbatical expense push-down recognition	(h.iv	)	(518,833)	(441,271)
Additional paid-in capital—Plan G0 and sabbatical expense reimbursed by the State Government	(h.iv	)	114,970	114,970
Sabbatical paid leave of absence benefits	(h.iv	)	(26,127)	(25,668)
Capitalized interest	(g.iv	)	78,539	93,109
Deferred charges expensed, net	(g.iv	)	(45,057)	(44,841)
Other GAAP differences			(185)	18
Deferred income taxes effects:
Enacted tax rate reduction	(b	)	—	(2,319)
Other deferred tax effects on GAAP differences above, excluding adjustments for available-for-sale securities, inflation restatements and revaluation increments	(b	)	137,453	139,375

Shareholders’ equity under U.S. GAAP			5,945,831	6,893,332

Supplementary information in U.S. GAAP
Property, plant and equipment			20,225,415	19,640,963
Accumulated depreciation			(4,559,426)	(3,984,973)

Net property, plant and equipment			15,665,989	15,655,990

Total assets			17,740,167	17,581,833

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

The deferred tax effects from the U.S. GAAP adjustments noted above would be classified mainly as a long-term liability on the balance sheet.

IV	Statement of changes in shareholders’ equity in accordance with U.S. GAAP

	Years ended December 31
	2002	2001	2000
At beginning of the year	6,893,332	7,334,415	7,609,973

Shares exchanged for assets	—	—	6,787
Donations (Note 15(f))	8,524	1,838	8,322
Change in available-for-sale securities, net of deferred taxes	(203)	(45)	(5,915)
Change in minimum pension liability, in excess of unrecognized net transition obligation	—	30,299	(29,507)
Net income (loss) for the year	(847,600)	16,673	284,369
Interest attributed to shareholders’ equity	(108,222)	(489,848)	(539,614)

At end of the year	5,945,831	6,893,332	7,334,415

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

V	Condensed financial information prepared in accordance with U.S. GAAP (Note I (p) above)

(a)	U.S. GAAP condensed statements of operations - Year ended December 31

	2002	2001	2000
Sales and services rendered	3,962,436	3,543,508	3,457,953
Taxes on sales and services	(195,289)	(108,741)	(102,202)

Net operating revenue	3,767,147	3,434,767	3,355,751
Cost of services rendered	(1,947,000)	(1,820,995)	(1,687,170)

Gross profit	1,820,147	1,613,772	1,668,581
Operating (expenses)
Selling	(393,581)	(349,910)	(349,608)
General and administrative	(328,812)	(214,797)	(184,057)
Other expenses, net	(11,217)	(97,965)	(151,894)

Operating profit	1,086,537	951,100	983,022
Financial expenses, net	(2,284,492)	(1,107,137)	(740,591)

Income (loss) before taxes on income	(1,197,955)	(156,037)	242,431
Income tax and social contribution	350,355	172,710	41,938

Net income (loss) for the year	(847,600)	16,673	284,369

Net income (loss) per thousand shares
Basic and diluted (in reais)	(29.76)	0.59	10.00

Weighted average number of common shares outstanding—thousands	28,479,578	28,479,578	28,448,607

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(b)	U.S. GAAP comprehensive income (loss) (under SFAS No. 130)

	2002	2001	2000
Net income (loss) for the year	(847,600)	16,673	284,370
Minimum pension liability in excess of unrecognized transition obligation	—	30,299	(29,507)
Gains (losses) on available-for-sale securities	(203)	(45)	(5,915)

Comprehensive net income (loss)	(847,803)	46,927	248,948

(c)	U.S. GAAP condensed balance sheets as at December 31

	2002	2001
Assets
Current assets
Cash and time deposits	414,671	412,788
Customer accounts receivable, net	911,235	858,891
Inventories	22,642	21,887
Deferred income tax and social contribution	48,599	—
Other	20,679	30,083

	1,417,826	1,323,649

Investments	555	767
Property, plant and equipment	15,665,989	15,655,990
Intangible assets	—	9,594

Other long-term assets
Customer accounts receivable	332,910	333,773
Judicial deposits and tax incentives	27,664	20,249
Compensation for concession termination	148,794	148,794
Deferred income tax and social contribution	130,153	89,012
Other	16,276	5

	655,797	591,833

	17,740,167	17,581,833

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

	2002	2001
Liabilities and shareholders’ equity
Current liabilities
Accounts payable to suppliers and contractors	36,611	81,023
Loans and financings—current portion of long-term debt	1,753,622	549,322
Salaries and payroll charges	1,308	953
Provision for vacation, paid leave and related charges	84,443	74,360
Taxes and contributions	98,006	80,189
Provisions for contingencies	179,935	166,240
Interest attributed to shareholders’ equity	235,255	528,341
Other	43,355	38,131

	2,432,535	1,518,559

Long-term liabilities
Loans and financings	6,124,034	5,873,197
Accrued pension liabilities
Plan G0	944,799	878,385
Plan G1	506,093	479,853
Provisions for contingencies	237,370	76,625
Deferred income tax and social contribution	1,433,442	1,696,909
Taxes, contributions and other	116,063	164,973

	9,361,801	9,169,942

Commitments and contingencies (Note 14)
Shareholders’ equity
Paid-in capital	3,403,688	3,403,688
Capital reserves	49,503	40,979
Additional paid-in capital	114,970	114,970
Supplementary and additional inflation restatement reserves	4,770,011	4,935,927
Accumulated other comprehensive deficit
Appropriated reserve	104,674	104,674
Accumulated deficit	(2,497,015)	(1,706,906)

	5,945,831	6,893,332

	17,740,167	17,581,833

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

VI	Pension and post-retirement benefits

(a)	Pension plan (Plan G1)

We sponsor a defined-benefit pension plan, Plan G1, which is operated and administered by SABESPREV. The status of this pension plan and the related actuarial assumptions presented in accordance with U.S. GAAP are as follows:

	2002	2001
Accumulated benefit obligation
Vested	(229,709)	(200,632)
Non-vested	(200,958)	(200,713)

Total	(430,667)	(401,345)

Projected benefit obligation	(666,248)	(591,998)
Fair value of plan assets	380,472	325,924

Funded position	(285,776)	(266,074)

Unrecognized net transition obligation	116,328	145,410
Unrecognized net (gain) loss	(336,645)	(359,189)

Accrued pension liability	(506,093)	(479,853)

	2002	2001	2000
Weighted-average assumptions
Discount rate (nominal)	15.6%	10.5%	8.5%
Projected inflation rate	7.0%	2.5%	2.5%
Expected return on plan assets	17.3%	10.5%	8.5%
Rate of compensation increase	9.14%	4.75%	4.75%

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

	2002	2001	2000
Net periodic pension cost
Service cost	10,711	16,356	18,846
Interest cost	61,439	64,844	58,972
Expected return on assets	(34,640)	(22,870)	(19,140)
Amortization of transition obligation	29,082	29,082	29,082
Actuarial gain	(17,963)	(461)	(700)
Employee contribution	(11,336)	(7,615)	(9,353)

Total net periodic pension cost	37,293	79,336	77,707

The amortization of the unrecognized liability at transition is over 16 years commencing on January 1, 1990.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

Information with respect to the Company’s pension plan, in the form required by SFAS No. 132—“Employers Disclosure about Pensions and Other Postretirement Benefits”, for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Change in net benefit obligation
At beginning of year	591,999	768,618	699,871
Service cost	10,711	16,356	18,846
Interest cost	61,439	64,844	58,972
Actuarial (gain) loss	19,002	(242,979)	4,616
Gross benefits paid	(16,903)	(14,841)	(13,687)

At end of year	666,248	591,998	768,618

Change in fair value of plan assets
At beginning of year	325,924	267,345	204,550
Actual return on plan assets	49,056	51,173	26,903
Employer contributions	11,053	10,911	39,915
Employee contributions	11,342	11,336	9,664
Gross benefits paid	(16,903)	(14,841)	(13,687)

At end of year	380,472	325,924	267,345

Funded status	(285,776)	(266,075)	(501,273)
Unrecognized actuarial gain	(336,645)	(359,189)	(84,647)
Unrecognized net transition obligation	116,328	145,411	174,493

Net amount recognized	(506,093)	(479,853)	(411,427)

Recognized actuarial obligations under Brazilian GAAP and U.S. GAAP differ primarily as a consequence of the timing of first adoption of pension accounting.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

(b)	Supplementary pension plan (Plan G0)

We are co-obligors to a supplementary defined benefit pension plan, Plan G0 (Note 6). We accounted for this actuarial liability on a push-down basis (I (h.ii) above).

The status of the supplementary pension benefit plan and the related actuarial assumptions in accordance with U.S. GAAP are as follows:

	2002	2001
Accumulated benefit obligation
Vested	(883,788)	(824,328)
Non-vested	(55,734)	(54,058)

Total	(939,522)	(878,386)

Projected benefit obligation	(959,168)	(892,387)

Funded position	(959,168)	(892,387)

Unrecognized net transition obligation	61,684	123,367
Unrecognized actuarial gain	(47,315)	(99,771)

Accrued pension liability	(944,799)	(868,791)

Adjustment to recognize minimum liability	—	(9,595)
Intangible assets	—	9,595

	2002	2001	2000
Weighted-average assumptions
Discount rate (nominal)	15.6%	10.5%	8.5%
Projected inflation rate	7.0%	2.5%	2.5%
Rate of compensation increase	9.14%	4.75%	4.75%
Net periodic pension cost
Service cost	2,551	3,275	3,060
Interest cost	89,782	84,356	80,756
Actuarial gain	(2,149)	—	—
Amortization of transition obligation	61,683	61,683	61,683

Total net periodic pension cost	151,867	149,314	145,499

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

Information with respect to the Company’s supplementary pension plan, in the form required by SFAS No. 132, for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Change in net benefit obligation
At beginning of year	892,387	1,026,972	982,036
Service cost	2,551	3,275	3,060
Interest cost	89,782	84,356	80,756
Actuarial (gain) loss	50,307	(149,768)	29,223
Gross benefits paid	(75,859)	(72,448)	(68,103)

At end of year	959,168	892,387	1,026,972

Funded status	(959,168)	(892,387)	(1,026,972)
Unrecognized actuarial (gain) loss	(47,315)	(99,771)	49,997
Unrecognized net transition obligation	61,684	123,367	185,050

Net amount recognized	(944,799)	(868,791)	(791,925)

Amounts recognized on balance sheet:
Accrued benefit liability	(944,799)	(868,791)	(791,925)
Additional minimum liability	—	(9,595)	(215,349)
Intangible asset	—	9,595	185,050
Accumulated other comprehensive income	—	—	30,299

Net amount recognized	(944,799)	(868,791)	(791,925)

The amortization of the unrecognized liability at transition is over 15 years commencing on January 1, 1988.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

23	Cash Flow Statement

The statement of cash flows reflects the Company’s operating, investing and financing activities derived from Brazilian GAAP accounting records and has been presented in accordance with International Accounting Standards (“IAS”) No. 7—“Cash Flow Statements”.

	2002	2001	2000
Cash flow from operating activities
Net income (loss) for the year	(650,516)	216,227	521,435
Adjustments to reconcile net income (loss) to cash from operating activities
Deferred income tax and social contribution	(344,250)	(111,176)	(57,989)
Write-off of permanent assets	16,479	84,948	118,722
Provisions for contingencies	233,323	147,713	(399)
Accrued pension obligation	60,098	(293)	(675)
Property, plant and equipment received as donation	(6,786)	(3,705)	(6,319)
Gain on the sale of property, plant and equipment	—	(836)	(1,096)
Gain on the sale of investments	—	—	(10,123)
Depreciation	494,019	459,987	440,479
Amortization	25,056	17,342	16,557
Interest on loans and financings	752,760	635,022	553,162
Foreign exchange and indexation charges on loans and financings	1,448,933	455,201	222,336
Allowance for doubtful accounts	162,915	153,780	190,314
Decrease (increase) in assets
Customer accounts receivable, gross	(263,806)	(185,410)	(175,358)
Inventories	(755)	10,889	29,016
Reimbursement due from State Government	(97,250)	(72,752)	(69,310)
Other receivables	54,816	(20,973)	(3,663)
Increase (decrease) in liabilities
Accounts payable to suppliers and contractors	(44,412)	24,580	14,053
Salaries and payroll charges and provisions	10,438	(18,135)	2,037
Taxes and contributions	(32,551)	(59,659)	(66,973)
Contingencies	(58,883)	(22,884)	—
Other accounts payable	5,224	(9,239)	27,922

Net cash provided by operating activities	1,764,852	1,700,627	1,744,128

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

	2002	2001	2000
Cash flow from investing activities
Purchases of property, plant and equipment	(585,979)	(694,599)	(596,285)
Sales of property, plant and equipment	—	1,401	1,964
Sale of investments		—	10,774
Deferred charges expenditure	(11,223)	(16,336)	(14,884)

Net cash used in investing activities	(597,202)	(709,534)	(598,431)

Cash flows from financing activities
Financings—short-term debt
Issuances	—	—	327,060
Repayments	—	—	(946,213)
Financings—long term debt
Issuances	457,371	327,907	685,746
Repayments	(1,221,794)	(964,772)	(709,581)
Payment of interest attributed to shareholders’ equity	(401,309)	(126,716)	(455,262)

Net cash used in financing activities	(1,165,732)	(763,581)	(1,098,250)

Net increase in cash and time deposits	1,918	227,512	47,447

Cash and time deposits at the beginning of the year	460,220	232,708	185,261

Cash and time deposits at the end of the year	462,138	460,220	232,708

Supplementary information
Interest paid on loans and financings	701,752	638,061	558,051
Income tax and social contribution paid	16,595	33,239	127,589
Non-cash transactions
Property, plant and equipment received as donations and/or paid for with shares (Capital subscription)	15,310	5,543	21,428

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

24	Recently Issued Accounting Standards

The Financial Accounting Standards Board (“FASB”), recently issued a number of pronouncements which management estimates that when adopted, beginning in 2003, will not have a material impact on the financial position and results of operations of the Company.

•	SFAS No. 143—“Accounting for Asset Retirement Obligations”, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method.

•	SFAS No. 145—“Extinguishment of Debt”, addresses financial accounting and reporting for extinguishment of debt.

•	SFAS No. 146—“Accounting for Costs Associated with Exit or Disposal Activities”, establishes the financial accounting and reporting for costs associated with exit or disposal activities.

The FASB also recently issued FASB Interpretation No. 45—“Guarantor’s Accounting and Disclosure Requirements for Guarantees, including indirect Guarantees of Indebtedness of Others”, which expands disclosure and accounting requirements for guarantees provided, and is effective for interim or annual periods ending after December 15, 2002. There was no material impact on the financial position and results of operations of the Company upon adoption of this statement.

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

25	Business Segments

SFAS No. 131—disclosures about Segments of an Enterprise and Related Information”, adopts the management approach designating the internal organization that is used by management for making operating decisions and assessing performance as the source of a company’s reportable segments. Management uses data derived under Brazilian GAAP to make decisions in relation to the segments. SFAS No. 131 also requires disclosure about products and services, geographical areas, and major customers. SFAS No. 131 requires reported segment information to conform to the information reported to management even if that information is not prepared under U.S. GAAP.

We have two identifiable reportable segments: (i) water systems; and (ii) sewage systems.

	2002
	Water system	Sewage system	Consolidated
Direct sales and services rendered	2,245,687	1,586,181	3,831,868
Other sales and services rendered(*)	90,705	39,863	130,568

Sales and services rendered	2,336,392	1,626,044	3,962,436
Taxes on sales and services	(115,149)	(80,140)	(195,289)

Net operating revenue	2,221,243	1,545,904	3,767,147
Cost of services rendered and operating expenses	(1,634,227)	(791,912)	(2,426,139)

Operating profit before net financial expense	587,016	753,992	1,341,008

Financial expenses, net			(2,276,293)
Non-operating expenses, net			(3,424)
Taxes on income			323,315

Extraordinary item, net of taxes			(35,122)

Loss for the year under Brazilian GAAP			(650,516)

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

	2002
	Water system	Sewage system	Common assets and concession assets acquired	Consolidated
Depreciation and amortization charges
Brazilian GAAP	(293,054)	(226,021)	—	(519,075)
U.S. GAAP	(331,951)	(256,020)	—	(587,971)
Additions to property, plant and equipment
Brazilian GAAP	210,879	353,736	54,576	619,191
U.S. GAAP	210,879	353,736	54,576	619,191

	2001
	Water systems	Sewage systems	Consolidated
Direct sales and services rendered	2,018,631	1,397,421	3,416,052
Other sales and services rendered(*)	88,290	39,166	127,456

Sales and services rendered	2,106,921	1,436,587	3,543,508
Taxes on sales and services	(64,656)	(44,085)	(108,741)

Net operating revenue	2,042,265	1,392,502	3,434,767
Cost of services rendered and operating expenses	(1,436,322)	(689,845)	(2,126,167)

Operating profit before net financial expense	605,943	702,657	1,308,600

Financial expenses, net			(1,105,152)
Non-operating expenses, net			(76,920)
Taxes on income			89,699

Net income under Brazilian GAAP			216,227

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

	2001
	Water systems	Sewage systems	Common assets and concession assets acquired	Consolidated
Depreciation and amortization charges
Brazilian GAAP	(268,482)	(208,847)		(477,329)
U.S. GAAP	(311,403)	(242,235)		(553,638)
Additions to property, plant and equipment
Brazilian GAAP	269,507	387,221	62,299	719,027
U.S. GAAP	275,503	387,221	62,299	725,023

	2000
	Water system	Sewage system	Consolidated
Direct sales and services rendered	1,967,839	1,364,803	3,332,642
Other sales and services rendered(*)	87,910	37,401	125,311

Sales and services rendered	2,055,749	1,402,204	3,457,953
Taxes on sales and services	(60,759)	(41,443)	(102,202)

Net operating revenue	1,994,990	1,360,761	3,355,751
Cost of services rendered and operating expenses	(1,306,214)	(637,941)	(1,944,155)

Operating profit before net financial expense	688,776	722,820	1,411,596

Financial expenses, net			(737,711)
Non-operating expense, net			(82,300)
Income taxes			(70,150)

Net income under Brazilian GAAP			521,435

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

	2000
	Water system	Sewage system	Common assets and concession assets acquired	Consolidated
Depreciation and amortization charges
Brazilian GAAP	(258,652)	(198,384)		(457,036)
U.S. GAAP	(286,468)	(219,718)		(506,186)
Additions to property, plant and equipment
Brazilian GAAP	258,312	315,460	43,941	617,713
U.S. GAAP	266,939	315,460	43,941	626,340

	2002	2001
Water systems	6,334,564	6,400,735
Sewage systems	6,633,356	6,489,506

Total segment assets	12,967,920	12,890,241

General corporate and other	3,364,017	3,027,643

Total assets	16,331,937	15,917,884

Water systems	(2,259,410)	(2,019,387)
Sewage systems	(1,536,454)	(1,327,401)
Others	(302,397)	(271,854)

Total accumulated depreciation and amortization	(4,098,261)	(3,618,642)

(*)	Other sales and services rendered comprise other services which are related to water and sewage services (mainly, charges for duct connections into the water and sewage systems, change in water measurement equipment, and sewage duct clearing services.)

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

Notes to the Financial Statements—(continued)

In thousands of reais

Information on sales and services rendered by geographic region:

	2002	2001	2000
São Paulo Metropolitan Region	3,003,854	2,682,017	2,633,898
Interior Region	634,537	565,686	542,747
Coastal Region	324,045	295,805	281,308

Total sales	3,962,436	3,543,508	3,457,953

No single customer represented more than 10% of our sales and services rendered

*    *    *

EXHIBITS

Item	Description

1.1	By-laws of the Registrant (English translation) (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form F-1 filed on May 6, 2002).

4.1

Agreement between the Registrant and the State Department of Water and Energy (Departamento de Águas e Energia Elétrica—DAEE), dated April 24, 1997 (English translation) (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 filed on April 8, 2002 (the “April 8, 2002 Form F-1”)).

4.2	Protocol of Understanding between the Registrant and the State of São Paulo, dated September 30, 1997 (English translation) (incorporated by reference to Exhibit 10.2 to the April 8, 2002 Form F-1).

4.3

Agreement between the Registrant and the State of São Paulo, through the Secretariat of Finance, dated September 10, 2001 (English translation) (incorporated by reference to Exhibit 10.3 to the April 8, 2002 Form F-1).

4.4

Agreement between the Registrant and the State of São Paulo, through the Secretariat of the Treasury, dated December 11, 2001 (English translation) (incorporated by reference to Exhibit 10.4 to the April 8, 2002 Form F-1).

4.5

Amendment to the Agreement, dated April 24, 1997, between the Registrant and the State Department of Water and Energy, dated March 16, 2000 (English translation) (incorporated by reference to Exhibit 10.5 to the April 8, 2002 Form F-1).

4.6

Amendment to the Agreement, dated April 24, 1997, between the Registrant and the State Department of Water and Energy, dated November 21, 2001 (English translation) (incorporated by reference to Exhibit 10.6 to the April 8, 2002 Form F-1).

6.1	Earnings Per Share Calculation.

10.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.