Form 20-F
period 2003-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2004-06-28
CIK 1170858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________________ to ______________________

Commission file number 001-31317

Companhia de Saneamento Básico
do Estado de São Paulo-SABESP
(Exact name of Registrant as specified in its charter)
Basic Sanitation Company
of the State of São Paulo-SABESP
(Translation of the Registrant’s name into English)
Federative Republic of Brazil
(Jurisdiction of incorporation or organization)
Rua Costa Carvalho, 300
05429-900 São Paulo, SP, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	New York Stock Exchange*
American Depositary Shares, evidenced by American Depositary Receipts, each representing 250 Common Shares	New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

28,479,577,827 Common Shares, without par value, as of December 31, 2003

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

☐     Item 17    ☒Item 18

PRESENTATION OF FINANCIAL INFORMATION

In this annual report, references to “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars” or “US$” are to United States dollars. Solely for the convenience of the reader, we have translated some of the real amounts contained in this annual report into U.S. dollars at a rate equal (unless otherwise indicated) to R$2.8892 to US$1.00, the commercial selling rate on December 31, 2003 as reported by the Central Bank of Brazil, or the Central Bank. As a result of the recent fluctuations in the real/U.S. dollar exchange rate, the commercial selling rate may not be indicative of current or future exchange rates. Therefore, you should not read these translations as representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Item 3. Key Information-Exchange Rates” for information regarding exchange rates allocable to the Brazilian currency since January 1, 1999.

Our audited financial statements on December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 are included in this annual report. The financial statements for the years ended December 31, 2001 and 2002 have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil, and the financial statements for the year ended December 31, 2003 have been audited by Deloitte Touche Tohmatsu Auditores Independentes, São Paulo, Brazil.

Our audited financial statements are presented in reais and are prepared in accordance with Corporate Law Method, which are based on the Brazilian corporation law (Law No. 6,404/76, as amended), the rules and regulations issued by the Comissão de Valores Mobiliários (CVM), or the Brazilian securities commission, and the accounting standards issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil, or IBRACON), hereinafter referred to as the Corporate Law Method.

Like other Brazilian companies, we have the option of presenting our primary financial statements on the basis of accounting principles established in accordance with the Corporate Law Method with a reconciliation to generally accepted accounting principles in the United States of America, or U.S. GAAP. Unless otherwise indicated, our financial statements and all financial data included in this annual report have been prepared in accordance with the Corporate Law Method.

The Corporate Law Method differs in significant respects from U.S. GAAP. Note 25 to our audited financial statements provides a description of the differences between the Corporate Law Method and U.S. GAAP as they relate to our financial statements and a reconciliation from the Corporate Law Method to U.S. GAAP, for periods presented therein, of our net income (loss) and shareholders’ equity. The reconciliation from the financial statements prepared in accordance with the Corporate Law Method to U.S. GAAP includes, among others, adjustments for differences related to the accounting for past revaluations of property, plant and equipment, historical inflation accounting and accounting for pension and other employee benefits.

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

FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT

This annual report includes forward-looking statements, principally in Items 3 through 5. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	the interests of our controlling shareholder, the State of São Paulo;

•	amounts owed to us by our controlling shareholder;

•	existing and future governmental regulation, including taxes on, and charges to, us;

•	our lack of a contractual concessions for the City of São Paulo and other municipalities;

•	municipalities’ ability to terminate our existing concessions;

•	our ability to collect amounts owed to us by municipalities;

•	limitations on our ability to increase tariffs;

•	our capital expenditure program and other liquidity and capital resources requirements;

•	our level of indebtedness and limitations on our ability to incur additional indebtedness;

•	water and/or electrical energy crises;

•	our costs relating to compliance with environmental laws and potential penalties for failure to comply with such laws;

•	our ability to obtain additional concessions and to renew current concessions;

•	general economic, political and other conditions in Brazil;

•	inflation and devaluation;

•	our management’s expectations and estimates concerning our future financial performance;

•	the size and growth of our customer base; and

•	other risk factors as set forth under “Item 3. Key Information-Risk Factors” section.

The words “believes”, “may”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table presents our selected financial information at and for each of the periods indicated. The selected financial information on December 31, 2002 and for the two years in the period ended December 31, 2002 are derived from our financial statements audited by PricewaterhouseCoopers Auditores Independentes included in this annual report. The selected financial information on December 31, 2003 and for the year ended December 31, 2003 is derived from our financial statements audited by Deloitte Touche Tohmatsu Auditores Independentes, also included in this annual report.

Our financial statements have been prepared in accordance with the Corporate Law Method, which differs in significant respects from U.S. GAAP. You should read the selected financial information in conjunction with our audited financial statements and notes thereto included elsewhere in this annual report, as well as “Presentation of Financial Information” and Item 5. Solely for the convenience of the reader, real amounts as at and for the year ended December 31, 2003 have been translated into U.S. dollars at the commercial selling rate on December 31, 2003 of R$2.8892 to US$1.00.

	As at and for the year ended December 31,
	1999	2000	2001	2002	2003
		(in millions, except per share and per ADS data)
Corporate Law Method
	R$	R$	R$	R$	R$	US$
Statement of Operations Data:
Net operating revenue	3,235.7	3,355.8	3,434.8	3,767.1	4,109.9	1,422.5
Cost of services rendered	(1,364.2)	(1,474.1)	(1,590.4)	(1,815.0)	(2,046.8)	(708.4)
Gross profit	1,871.5	1,881.7	1,844.3	1,952.2	2,063.1	714.1
Selling expenses	(278.7)	(332.7)	(332.6)	(385.1)	(297.3)	(102.9)
General and administrative expenses	(153.8)	(137.3)	(203.1)	(226.0)	(253.7)	(87.8)
Financial expenses, net	(1,529.9)	(737.7)	(1,105.2)	(2,276.3)	(346.5)	(119.9)
Operating profit (loss)	(90.9)	673.9	203.4	(935.3)	1,165.5	403.4
Non-operating income (expenses), net	(124.5)	(82.3)	(76.9)	(3.4)	(54.5)	(18.9)
Income (loss) before taxes on income	(215.4)	591.6	126.5	(938.7)	1,111.1	384.6
Income tax and social contribution	(20.2)	(70.2)	89.7	323.3	(242.6)	(84.0)
Extraordinary item, net of income tax and social contribution(1)	—	—	—	(35.1)	(35.1)	(12.1)
Net income (loss)	(235.6)	521.4	216.2	(650.5)	833.3	288.4
Net income (loss) per 1,000 common shares	(8.28)	18.31	7.59	(22.84)	29.26	10.1
Net income (loss) per ADS	(2.07)	4.58	1.90	(5.71)	7.32	2.5
Dividends and interest on shareholders’ equity per 1,000 common shares	—	18.97	17.20	3.80	17.70	6.1
Number of common shares outstanding at year end (in thousands of shares)	28,437,155	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578
Balance Sheet Data:
Customer accounts receivable, net	890.5	887.4	878.0	820.5	996.8	345.0
Reimbursement due from State Government for pensions paid	184.2	253.5	326.3	403.9	491.0	169.9
Long-term receivables from State Government agreements(2)			378.3	423.7	164.2	56.8

	As at and for the year ended December 31,
	1999	2000	2001	2002	2003
		(in millions, except per share and per ADS data)
Corporate Law Method
	R$	R$	R$	R$	R$	US$
Property, plant and equipment	13,298.3	13,346.4	13,510.0	13,670.8	14,063.2	4,867.5
Total assets	15,116.9	15,192.1	15,917.9	16,348.7	16,530.7	5,721.5
Total short-term loans and financings	841.6	381.7	549.3	1,332.5	997.0	345.1
Total long-term loans and financings	5,023.6	5,616.1	5,920.6	6,545.2	6,267.3	2,169.2
Total liabilities	6,845.3	6,923.7	7,921.2	9,102.2	8,953.7	3,099.0
Shareholders’ equity	8,271.5	8,268.5	7,996.7	7,246.5	7,576.9	2,622.5
Other Financial Information:
Cash provided by operating activities	1,874.2	1,744.1	1,657.0	1,764.8	1,655.3	572.9
Cash used in investing activities	(801.8)	(598.4)	(709.5)	(597.2)	(650.8)	(225.3)
Cash used in financing activities	(943.4)	(1,098.3)	(763.6)	(1,165.7)	(1,138.2)	(393.9)
Adjusted EBITDA(3)	1,873.1	1,868.6	1,785.9	1,860.1	2,076.5	718.7
Capital expenditures(4)	790.7	596.3	694.6	586.0	641.3	222.0
Depreciation and amortization	434.1	457.0	477.3	519.1	564.5	195.4

	As at and for the year ended December 31,
	1999	2000	2001	2002	2003
		(in millions, except per share and per ADS data)
U.S. GAAP
	R$	R$	R$	R$	R$	US$
Statement of Operations Data:
Net operating revenue	3,235.7	3,355.8	3,434.8	3,767.1	4,109.9	1,422.5
Gross profit	1,691.3	1,668.6	1,613.8	1,820.1	1,852.8	641.3
Selling expenses	(295.9)	(349.6)	(349.9)	(393.6)	(323.2)	(111.9)
General and administrative expenses	(198.5)	(184.1)	(214.8)	(328.8)	(276.3)	(95.6)
Operating profit(5)	963.2	983.0	951.1	1,086.5	1,136.5	393.4
Financial expenses, net	(1,563.2)	(740.6)	(1,107.1)	(2,284.5)	(329.4)	(114.0)
Net income (loss)	(449.3)	284.4	16.7	(847.6)	642.6	222.4
Net income (loss) per 1,000 common shares-basic and diluted	(15.95)	10.00	0.59	(29.76)	22.56	7.80
Net income (loss) per ADS-basic and diluted	(3.99)	2.50	0.15	(7.44)	5.64	1.95
Weighted average number of common shares outstanding (in thousands of shares)	28,159,721	28,448,607	28,479,578	28,479,578	28,479,578	28,478,578
Balance Sheet Data:
Property, plant and equipment	15,643.0	15,583.8	15,656.0	15,666.0	15,955.5	5,522.5
Total assets	17,493.2	17,381.0	17,581.8	17,625.6	17,630.4	6,102.2
Total short-term debt (including short-portion of long-term debt)	816.5	381.7	549.3	1,753.6	997.0	345.1
Total long-term debt	5,023.6	5,612.2	5,873.2	6,124.0	6,267.3	2,169.2
Total liabilities	9,883.2	10,046.5	10,688.5	11,679.8	11,544.8	3,995.8
Shareholders’ equity	7,610.0	7,334.4	6,893.3	5,945.8	6,085.6	2,106.3

	On December, 31
	2000	2001	2002	2003
Operating Data (at period end):
Number of water connections (in thousands)	5,535	5,717	5,898	6,044
Number of sewage connections (in thousands)	3,976	4,128	4,304	4,462
Volume of water billed during period (in millions of cubic meters)	1,731	1,698	1,770	1,765
Water loss percentage (average)(6)	31.4%	32.6%	31.7%	33.0%
Number of employees	18,048	18,159	18,505	18,546

(1)	The extraordinary item charged to income in the years ended December 31, 2002 and 2003 relates to the amortization (over a five-year period) of the actuarial liability recorded on December 31, 2001 upon first time recognition of the defined benefits pension plan. The presentation of the charge as an extraordinary item is consistent with the instructions of the Brazilian securities commission. For purposes of U.S. GAAP, the pension expense has been treated as a payroll expense from the first year presented.

(2)	Long-term receivables from State Government agreements represent amounts due from the state government for water and sewage services. Amounts for 2003 are reflected net of R$401.7 million of amounts due to the State Government related to interest on shareholders’ equity which has been designated for reciprocal offset under the terms of the agreement executed among the parties, as amended. See note 6 to our audited financial statements.

(3)	Adjusted EBITDA means net income (loss) before financial expenses, net, income tax and social contribution (a federal tax on income), depreciation and amortization, non-operating income (expenses), net and extraordinary item, net of income tax and social contribution. Adjusted EBITDA is not a measurement accepted under the Corporate Law Method, does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flows as an indicator of liquidity. Our definition of EBITDA may not be comparable with EBITDA as defined by other companies. Although Adjusted EBITDA, as defined above, does not provide a measurement of operating performance as accepted under the Corporate Law Method, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business. Adjusted EBITDA is calculated as follows:

	For the year ended December 31,
	1999	2000	2001	2002	2003
			(in millions)
	R$	R$	R$	R$	R$	US$
Corporate Law Method
Net income (loss)	(235.6)	521.4	216.2	(650.5)	833.3	288.4
Add:
Financial expenses, net	1,529.9	737.7	1,105.2	2,276.3	346.5	119.9
Income tax and social contribution	20.2	70.2	(89.7)	(323.3)	242.6	84.0
Depreciation and amortization	434.1	457.0	477.3	519.1	564.5	195.4
Non-operating income (expenses), net	124.5	82.3	76.9	3.4	54.5	18.9
Extraordinary item, net of income tax and social contribution	—	—	—	35.1	35.1	12.1
Adjusted EBITDA	1,873.1	1,868.6	1,785.9	1,860.1	2,076.5	718.7

(4)	Based upon the audited statements of cash flows for the years ended December 31, 2003, 2002 and 2001 included in note 27 to our audited financial statements and the audited statements of cash flows for the years ended December 31, 1999 and 2000 which are not included in this annual report.

(5)	Under U.S. GAAP, operating profit is determined before financial expenses, net.

(6)	Includes both physical and non-physical loss. Water loss percentage represents the quotient of (a) the difference between (i) the total amount of water produced by Sabesp (after excluding certain non-physical water losses set out below) less (ii) the total amount of water invoiced by Sabesp to customers divided by (b) the total amount of water produced (after excluding certain non-physical water losses set out below) by Sabesp. We exclude from our calculation of water losses the following:

•	water discharged for periodic maintenance of water mains and water storage tanks;

•	water supplied for municipal uses such as firefighting;

•	water we consume in our facilities; and

•	estimated water losses associated with water we supply to favelas (shantytowns).

Exchange Rates

There are two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

On January 25, 1999, the Brazilian government announced the unification of the operational limits applicable to both markets. However, each market continues to have a specific regulation. Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of common shares or the payment of dividends or interest with respect to common shares. The Floating market rate generally applies to transactions to which the commercial market rate does not apply. Prior to February 1999, the exchange rate in each market was established independently, resulting in different rates during some periods. Since February 1, 1999, financial institutions operating in the commercial market have been authorized to unify their positions in the two different markets, which caused a reduction in the difference between their respective rates. These markets are now differentiated solely for regulatory purposes and offer similar pricing and liquidity, despite the potential for distinct treatment for regulatory purposes in the future. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be strongly influenced by intervention from the Brazilian Central Bank.

From March 1995 through January 1999, the Brazilian Central Bank allowed the gradual devaluation of the real against the U.S. dollar. In January 1999, the Brazilian Central Bank abolished the band system and allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the interbank market, and has fluctuated considerably. The real devalued to a low of R$2.165 per U.S.$1.00 on March 3, 1999, but subsequently appreciated to R$1.789 per U.S.$1.00 on December 31, 1999, representing a net devaluation against the U.S. dollar of 32.4% during 1999. In 2000, the real devalued by a further 8.5% against the U.S. dollar.

Further deterioration in the political and economic environment in 2001, in addition to the Brazilian energy crisis, resulted in the real devaluing by 15.7% against the U.S. dollar in the year. In the final quarter of 2001, however, the real appreciated by 15.1% from R$2.671 per U.S.$1.00 at September 30, 2001 to R$2.3204 per U.S.$1.00 at December 31, 2001.

In 2002, as a reaction to political and economic uncertainties, the global economic downturn, the crisis in Argentina and the Brazilian presidential elections, the U.S. dollar appreciated by 34.3% against the real to R$3.5333 per U.S.$1.00 at December 31, 2002. The real recovered in 2003, appreciating by 22.3% to R$2.8892 per U.S.$1.00, at December 31, 2003. During the first four months of 2004, the real has devalued approximately ·1.9% against the U.S. dollar. Recently the Brazilian Central Bank has only intervened occasionally to control unstable movements in the foreign exchange rate. At the present time, we cannot predict whether the Brazilian Central Bank will continue to let the real float freely or if the real will remain at its present level. The real may devalue substantially in the near future.

As of April 30, 2004, the commercial selling rate published by the Brazilian Central Bank was R$2.9447 per U.S.$1.00.

The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the years presented.

	Low	High	Average	Period-end
		(Reais per US$1.00)
Year ended December 31,
1999	1.2078	2.1647	1.8514	1.7890
2000	1.7234	1.9847	1.8348	1.9554
2001	1.9353	2.8007	2.3519	2.3204
2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0600	2.8892
2004 (through April 30)	2.8022	2.9878	2.9270	2.9447
Month ended
November 30, 2003	2.8559	2.9546	2.9138	2.9494
December 31, 2003	2.8883	2.9434	2.9270	2.8892
January 31, 2004	2.8022	2.9409	2.8518	2.9409
February 28, 2004	2.9042	2.9878	2.9303	2.9138
March 31, 2004	2.8752	2.9410	2.9055	2.9086
April 30, 2004	2.8743	2.9522	2.9060	2.9447

Source: Brazilian Central Bank

Risk Factors

Risks Relating to our Control by the State of São Paulo

We are controlled by the State of São Paulo, whose interests may be contrary to the interests of other holders of our common shares and holders of our ADSs.

The State of São Paulo (the “State”), through its ownership of our common shares, has the ability to control the election of a majority of the members of our Conselho de Administração (“Board of Directors”), the appointment of our senior management and our operations and strategy. The State owned 71.5% of our common shares on April 30, 2004.

The State has from time to time in the past used and may in the future use its controlling interest in our company to direct that we engage in certain business activities and make certain expenditures which are designed primarily to promote the political, economic or social goals of the State and not necessarily to enhance our business and results of operations. As a result, actions taken by the State in relation to Sabesp could be contrary to the interests of the other holders of our common shares and holders of ADSs.

Most of our Board of Directors and senior management are political appointees of the Governor of the State, who are subject to periodic change unrelated to our business needs.

Each newly-elected Governor of the State typically makes significant changes in our Board of Directors and senior management and, historically, the Chairman of our Board of Directors has been the Secretary of the Energy, Water Resources and Sanitation Secretariat of the State. In 2002, the current Governor, Mr. Geraldo Alckmin, appointed new senior officials for his administration, including Mr. Mauro Guilherme Jardim Arce as the new Secretary of the Energy, Water Resources and Sanitation Secretariat. Mr. Arce was also elected as Chairman of our Board of Directors. In addition, during the last twelve months our Board of Directors has appointed new executive officers, including our new chief executive officer and our new chief financial officer.

Changes in government or government policy could lead to changes in our senior management which in turn could have a material adverse effect on our business strategy, results of operations, financial condition or prospects.

We have overdue accounts receivables owed by the State and some State entities, as well as a substantial amount of recently negotiated long-term receivables owed by the State, and we cannot assure you as to when or whether the State will pay amounts owing to us.

Historically, the State and some State entities have had substantial overdue accounts payable to Sabesp relating to (1) the provision of water and sewage services and (2) State-mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us.

On December 31, 2003, we had accounts receivables due from the State and some State entities relating to the provision of water and sewage services totaling approximately R$164.2 million, net of R$401.7 million of amounts applied in respect of dividends due to the State Government. In addition, on December 31, 2003, we had R$491.0 million in accounts receivable due from the State in respect of State-mandated special retirement and pension payments to some of our former employees. Under a federal law enacted in December 1996, we are not permitted to write-off any amounts owing to Sabesp from the State, our controlling shareholder, or entities controlled by the State. We have not established any provisions for any amounts owed to us by the State.

In September 1997, December 2001 and March 2004 we entered into agreements with the State under which the State agreed to settle amounts the State owes us in respect of water and sewage services provided to the State and State-controlled entities and for State-mandated special retirement and pension payments which we made to some of our former employees for which the State is required to reimburse us. Under the terms of these agreements, the amounts may be settled through the application of dividends payable by us to the State and by the transfer to us of certain reservoirs which we use but which are owned by the State. However, some of the agreements do not require the State to apply all dividends payable by us to the State to the repayment of amounts owed to us by the State. In addition, the agreements provide for an extended period of time before any transfer of the reservoirs to us is effected. Since the State entered into these agreements, it has applied some, but not all, of the dividend received by it from Sabesp to the repayment of amounts it owes to Sabesp.

Under the December 2001 agreement, we converted a substantial amount of overdue accounts receivables due from the State and some State entities into long-term accounts receivables.

We cannot assure you as to when or whether the State will pay overdue amounts owing to us, or as to whether the State will continue to apply dividends payable to the State to settle amounts owing to us by the State and some State-controlled entities. Furthermore, due to the State’s history of not making timely payments to us in respect of services provided by us and of not reimbursing us in a timely manner for the State-mandated special retirement and pension payments we make, we cannot assure you that the amount of accounts receivables owed to us by the State and some State entities will not significantly increase in the future. If the State does not pay the amounts it owes us, our cash flows, results of operations and financial condition will be adversely affected.

A portion of long-term accounts payable by the State to us will be settled by the transfer to us of State-owned reservoirs in the Alto Tietê System, and we cannot assure you of the value to be given to these reservoirs or the timing of these transfers.

Under the December 2001 agreement referred to above, the State agreed to transfer the reservoirs in the Alto Tietê System to us in exchange for the cancellation of a portion of the accounts receivables due from the State and of reimbursements due from the State for State-mandated special pension payments we have made. Under this agreement, the value of these reservoirs will be determined by an appraisal process prior to their transfer and amounts owing to us from the State are subject to an audit by a State-appointed auditor.

Under the December 2001 agreement, in July and August 2002 a State-owned construction company, on behalf of the State, and an independent appraisal firm, on behalf of Sabesp, presented their valuation reports relating to the reservoirs. The appraisals contained in these reports were in the amounts of R$335.8 million and R$341.2 million, respectively. Under the December 2001 agreement, the arithmetic average of these appraisals will be deemed to be the fair value of the reservoirs. Since we have made investments in these reservoirs, the arithmetic average of the appraisals submitted to our Board of Directors, R$300.9 million, was net of a percentage corresponding to these investments. Our Board of Directors approved the valuation reports which will now have to be submitted for approval by an extraordinary general meeting of shareholders. However, we cannot assure you as to when such meeting will take place and a final determination as to the fair value of these reservoirs will be made, when the transfer of the reservoirs will occur, or when the reimbursement of the values paid by us in relation to the State-mandated special pension and benefits will take place.

The December 2001 agreement also provided that the State’s legal advisors would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to Sabesp by the State. The commencement of reimbursement payments with respect to pension amounts owed to Sabesp by the State has been postponed until these analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs described above are formalized. Under the December 2001 agreement, the original first payment was to be made in July 2002, but no payment in this respect has been made as of the date of this document. We cannot assure you as to when agreement among the parties will be reached or when the State will commence making payments in respect of these pension amounts.

We may be required to acquire reservoirs that we use that are owned by a State-controlled company, and we may be required to pay substantial fees, rent and additional operational and maintenance expenses with respect to our use of such reservoirs.

In connection with the provision of water services, we use the Billings and Guarapiranga reservoirs that are owned by a State-controlled company. The State, through its control of our Board of Directors, could require us to acquire the Billings and Guarapiranga reservoirs. As a result of such acquisition, our cash position and overall financial condition could be adversely affected. In addition, since we are not currently charged for the use of these reservoirs, we are uncertain as to whether in the future we will continue to be able to use the reservoirs without paying a fee, or what the likely fee scale would be if so imposed. We may also be required to pay additional maintenance and operational costs for our use of the Billings and Guarapiranga reservoirs. If we were required to pay substantial fees or additional maintenance or operational costs for these properties, our results of operations could be adversely affected.

Risks Relating to Our Business

The basic sanitation sector is not regulated in Brazil and the approval of any proposed regulations for the water and sewage industry may negatively affect our operations in the São Paulo Metropolitan Region as well as other areas that we serve.

The Brazilian Federal Congress has, from time to time, discussed proposals for regulation, which would establish directives for basic sanitation services. Any proposed regulation, when and if approved, could establish a new municipal regulatory authority for our industry that may, in part, preempt the existing state regulatory authorities under which we operate.

Law Project No. 4,147, for example, has been under the analysis of the Brazilian Federal Congress since February 21, 2001. This proposed new legislation and regulatory regime may grant to the new regulatory authorities the power to deny renewals of our concessions after they expire or to cancel existing ones. In addition, the proposed new legislation could modify the way we charge for our water and sewage services businesses, as well as our capital expenditure program. Any of these changes, if they were to occur, could have an adverse effect on our revenues, by causing us to loose concessions we currently hold, or on our operating margins, by limiting our ability to pass our costs on to our customers. In addition, some changes have been introduced to the proposed legislation by which the State would share the authority with municipalities comprising the São Paulo metropolitan region. These changes, if adopted, could negatively affect our operations in the São Paulo Metropolitan Region as well as other metropolitan areas which we serve.

As of the date of this annual report, neither Law Project No. 4,147 or any other proposed federal regulation for the water and sewage industry has been voted by the Brazilian Federal Congress or been sent to the Brazilian Senate for debate. However, representatives of the federal government have repeatedly informed the press that new regulation is expected to be proposed to the Brazilian Congress in the near future. Our Board of Directors has recently become aware that such new regulation, if proposed to the Brazilian Congress in the form presented to us, will have a negative effect on our operations in the São Paulo Metropolitan Region, as well as in other areas that we serve. Accordingly, we cannot anticipate when, in what terms, or if, Law Project No. 4,147 or any other proposed federal regulation will become effective.

We may become subject to substantial water and sewage related charges imposed by governmental water agencies of the State of São Paulo and of the Federal Government.

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

We do not hold formal concessions in the City of São Paulo, which accounts for a substantial majority of our sales and services rendered, and in 41 other municipalities in the State of São Paulo. We believe, however, that we have a vested or implied right to provide water and sewage services in these municipalities based upon, among other things, our ownership through our predecessor entities of the water and sewage systems serving the City of São Paulo and these other municipalities and certain rights of succession resulting from the merger of state governmental agencies and the state-controlled companies which formed Sabesp in 1973 that were involved in providing water and sewage services in the City of São Paulo and these other municipalities. Because we do not hold concessions or formal contract rights to provide services in these municipalities, we may not be able to effectively enforce our right to continue to provide services or to be paid for the services we provide. In the future, our rights in respect of the City of São Paulo and these other municipalities could be modified or adversely affected by Brazilian federal, state or local governmental actions or other factors.

From time to time mayors of the City of São Paulo, including the present mayor, have initiated or proposed discussions with the State of São Paulo regarding entering into a formal concession contract with Sabesp to provide water and sewage services in the City of São Paulo. The City of São Paulo legislature approved Law 13,670 of November 25, 2003 that regulates articles 148 and 149 of the Organic Law of the City of São Paulo (Lei Orgânica do Município de São Paulo) in relation to public water supply and sewage services. The law establishes the Municipal System for the Regulation of Public Water Supply and Sewage Services (Sistema Municipal de Regulação dos Serviços de Abastecimento de Água e Esgotamento Sanitário or “SIRE”), creates and provides for the organization and operation of the São Paulo Regulatory Authority for Public Water Supply and Sewage Services (Autoridade Reguladora dos Serviços de Abastecimento de Água e Esgotamento Sanitário de São Paulo or “ARSAE”), and establishes the Municipal Sanitation Plan (Plano Municipal de Saneamento or “PMS”). Following the enactment of Law No. 13,670, the Governor of the State of São Paulo has filed a legal action alleging that the Law is unconstitutional, a result of which the enforcement of Law No. 13,670 has been suspended. The merits of such lawsuit have not yet been judged. We cannot assure when or if the suspension of Law 13,670 of November 25, 2003 will end, or if its renewed application would result in the City of São Paulo granting us a formal concession contract, or the terms of any concession contract.

Municipalities for which we hold concessions may choose not to renew their concessions.

We provide water and sewage services in 325 municipalities pursuant to concessions granted by the municipalities. Substantially all of these concessions have 30-year terms: 273 of these concessions expire between 2004 and 2010; and the rest expire between 2011 and 2030. Each of these concessions is automatically renewable for a period equal to its initial term, unless we or the municipality exercise the right to terminate the concession prior to the six-month period ending on the expiration date of the concession. If a substantial number of these municipalities choose not to renew their concessions, it could adversely affect our revenues and cash flows.

Municipalities may terminate our concessions for any “good public reason” or if we fail to meet our contractual obligations.

Municipalities may terminate our concessions under some circumstances, including if we fail to comply with our obligations under the relevant concession contracts. In addition to contractual termination provisions in concession contracts, municipalities have the inherent power under Brazilian law to terminate concessions prior to their contractual expiration dates for any “good public reason”. The meaning of “good public reason” has not been defined by Brazilian law or conclusively determined by Brazilian courts. In the event of the termination of a concession, we may receive inadequate compensation from the concessionaire municipality. We may also incur material litigation costs related to termination of concessions and compensation.

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

Substantially all of our concessions were granted without a public bidding process. Under current Brazilian Federal and State law, however, for any new concession we may be required to participate in a bidding process. In addition, if a public entity from which we hold a concession granted prior to the enactment of the concession laws determines that in order to comply with such laws it must engage in a public bidding process, we could be required to compete in order to renew our existing concession. While in certain cases we may be able to obtain concessions without participating in a bidding process, we cannot assure you that the Brazilian courts will continue to interpret the concessions laws to permit municipalities to grant concessions without a public bidding process or that we will be able to secure all new water and sewage concessions that we may wish to obtain.

The conditions attached to the renewal of our authorization to abstract water from the Cantareira System may be unreasonably burdensome and could result in an increase in costs and a higher capital expenditure requirement.

We may abstract water from rivers or reservoirs only to the extent permitted by the Department of Water and Energy of the State of São Paulo (Departamento de Águas e Energia Elétrica do Estado de São Paulo). Under some circumstances, depending on the geographic location of the relevant river basin or reservoir, the approval of the National Water Agency (Agência Nacional de Águas — ANA) is also required. The term of these authorizations will vary depending on the granting authority, and their renewal must be approved by their original grantors.

The authorization to abstract water from the Cantareira System, which supplies approximately 48% of the water produced by Sabesp for the São Paulo Metropolitan Region, will expire in August 2004. Accordingly, we have filed a request for the renewal of the authorization before the Department of Water and Energy of the State of São Paulo on February 27, 2004, and before ANA on April 7, 2004.

The conditions upon which such governmental authorities will renew our authorization to abstract water from the Cantareira system are still unknown, and will only be disclosed on August 2004. If we are unable to negotiate any burdensome condition imposed by the State government we may be exposed to increase in costs and capital expenditures, which may negatively affect our results of operation.

We may experience difficulty in collecting substantial overdue accounts receivables due from municipalities.

On December 31, 2003, we had accounts receivables totaling R$506.3 million from municipalities to which we provide water on a bulk basis. Of this amount, we estimate that approximately R$63.2 million was between 90 and 360 days overdue and R$382.1 million was more than 360 days overdue. In some cases, the Brazilian courts have required that we continue to provide water on a bulk basis to municipalities, even if they fail to pay our invoices.

Although we have entered into negotiations with municipalities to reschedule such accounts receivables and have also filed legal proceedings against municipalities to collect the overdue amounts, some municipalities are currently not paying our invoices in full or on a timely basis. In addition, some governmental entities located in municipalities we serve are also not paying us on a regular basis. We cannot assure you as to whether or when these municipalities will resume making regular payments or pay overdue amounts owing to us. If these municipalities do not pay amounts they owe us, our cash flows, results of operations and financial condition will be adversely affected.

Our financial performance will be adversely affected if we are unable to increase customer tariffs in line with increases in inflation and operating expenses.

Our results of operations and financial condition are highly dependent upon our ability to set and collect adequate tariffs for our water and sewage services. Although we generally have broad power to establish tariffs, this power is, in practice, subject to political and legal constraints. Since 1995, we have generally been able to raise tariffs yearly in line with increases in inflation or operating expenses, and to support our liquidity and capital resource requirements. However, from mid-1999 until mid-2001 we did not raise our tariffs, due to a State policy of not increasing tariffs for public services. In June 2001, we increased our average tariffs by approximately 13.1% which was broadly in line with the prevailing inflation rates in Brazil since mid-1999 and, in August 2002 we raised our tariffs by approximately 8.2%. In August 2003 we were able to raise our tariffs by 18.9%, except for the social and favela categories, which tariffs were increased by 9.0%. Also in August 2003 a new readjustment formula was approved by our Board of Directors. See "Information on the Company — Customers — Tariffs” below. We will continue to rely upon tariff revenues, among other things, to provide funds for our capital expenditure program and to meet our debt service requirements. Any failure to establish or maintain tariffs commensurate with these and our other needs could have an adverse effect on our results of operations and financial condition.

We have substantial liquidity and capital resource requirements, and any failure to obtain new financing may have a material adverse effect on the operation and development of our business.

Our capital expenditure program calls for expenditures of approximately R$4.3 billion in the period from 2004 through 2008, including approximately R$883.0 million in 2004 and R$880.0 million in 2005. We plan to fund these expenditures and our other liquidity and capital resource needs out of funds generated by operations and domestic and foreign currency borrowings on acceptable terms. See “Operating and Financial Review and Prospects - Liquidity and Capital Resources” below.

Historically, a significant portion of our financing needs has been met by financing provided by lenders controlled by the federal government. To the extent the policies of the federal government regarding the financing of water and sewage services change, our ability to finance our capital expenditure program may be impaired.

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

Under our existing debt instruments, we are subject to covenants limiting our ability to incur additional indebtedness, whether denominated in reais or foreign currency. Under these covenants, we would have been able to borrow up to an additional R$517.4 million at December 31, 2003. If, however, these and other limitations prevent us from completing our capital expenditure program or executing our business plans generally, we may be unable to satisfy all of our liquidity and capital resources requirements, which could have a material adverse effect on our business.

Droughts and our water consumption reduction program may result in a decrease in the volume of water billed and the revenues from water supplies, which may have a material adverse effect on our company.

We experience decreases in our water supply from time to time due to droughts. Brazil recently experienced a prolonged and severe drought, which commenced in 1999 and ended in 2001. As a result of this drought, our volume of water billed decreased and our costs increased as a result of additional capital expenditures required to alleviate the effects of this drought on our water production systems. Throughout 2003 rain levels were again below average resulting in a weak replenishment of our reservoirs, particularly in the Cantareira System, the largest system of the Metropolitan Region of São Paulo. In order to minimize the effects of this drought, in March 2004 Sabesp approved a water consumption reduction incentive program based on a bonus system, pursuant to which customers who achieve their consumption reduction goal will be entitled to a 20% discount on their water bill. This incentive program is scheduled to last 6 months as from March 15, 2004 and will encompass most of the customers in the São Paulo Metropolitan Region supplied by the Metropolitan Aqueduct System. Although we expect our billing amount to decrease, we are unable to estimate the impact of this program on our revenues. We cannot assure you that any continuous drought in the future will not materially adversely affect our water supply and, accordingly, our business and results of operations.

Potential costs of environmental compliance as well as potential environmental liability may have a material adverse effect on our company.

Our facilities are subject to many Brazilian federal, state and local laws and regulations relating to the protection of human health and the environment. We have made, and will continue to make, substantial expenditures to comply with these provisions. In addition, because environmental laws and their enforcement are becoming more stringent, our capital expenditures and expenses for environmental compliance may increase substantially in the future. The amount of investments that we make in any given year is subject to limitations imposed by the State Government. Expenditures required for compliance with environmental regulation may result in reductions in other strategic investments that we have planned, which could negatively affect our profitability. We could also be exposed to criminal and administrative penalties, in addition to indemnification obligations, for possible damage for non-compliance with environmental laws and regulations. Any material unforeseen environmental costs and liabilities may have a material adverse effect on our future financial performance.

Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on our company.

We are a party to a number of legal proceedings involving significant monetary claims. These legal proceedings include, among others, tax, labor, condemnation and other proceedings. A substantial monetary judgment against us in one or more of these legal proceedings may have a material adverse effect on our business or financial condition. Based on advice we received from our lawyers, we have provisioned a total aggregate amount of R$403.8 million to cover losses related to legal proceedings considered probable. This provision does not cover, however, all legal proceedings involving monetary claims filed against us. Any unfavourable judgment in relation to these proceedings may have an adverse effect on our cash-flow and results of operation.

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

The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which often changes monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, increases in the Central Bank’s base interest rates, capital controls and limits on imports, as well as other measures, such as the freezing of bank accounts, which occurred in 1990.

Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including Sabesp, and on market conditions and prices of Brazilian securities, including our equity and debt securities. Our financial condition and results of operations may be adversely affected by the following factors or the Brazilian government’s response to them:

•	devaluations and other exchange rate movements;

•	inflation;

•	exchange control policies;

•	social instability;

•	price instability;

•	energy shortages;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Brazil’s President, Luiz Inacio Lula da Silva, was elected in October 2002 and took office on January 1, 2003. In the period leading up to and following his election, there was substantial uncertainty regarding the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted initially in a loss of confidence in the Brazilian capital markets and the devaluation of the real. The new administration has, however, continued most of the former administration’s economic and administrative policies and the initial adverse market sentiment towards the new administration has substantially reversed during 2003. Accompanying this positive sentiment the real appreciated 22.3% against the U.S. dollar in 2003. However, there remains some uncertainty over the possibility of different policies being adopted by the government which may, once again, contribute to economic uncertainty in Brazil and to heightened volatility in Brazilian securities. Any substantial negative reaction to the policies adopted by the Brazilian government from time to time could adversely affect the Company’s business, condition (financial or other), revenues, results of operations and prospects and the market price of our common shares and ADSs.

A devaluation of the real could adversely affect our ability to service our foreign currency-denominated debt, and could lead to a decline in the market price of our common shares and ADSs.

The Brazilian currency has been devalued frequently during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, multiple exchange rate markets and floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rates between the Brazilian currency and the U.S. dollar and other currencies. For example, in 2000, 2001 and 2002, the real devalued 8.5%, 15.7%, 34.3% respectively, while appreciating 22.3% in 2003 against the U.S. dollar.

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency-denominated obligations could be adversely affected, particularly as our tariff revenues and other sources of income are based solely in reais. In addition, because we have substantial foreign currency-denominated indebtedness, any significant devaluation of the real during a financial period will increase our financial expenses as a result of foreign exchange losses that we must record. We had total foreign currency-denominated indebtedness of R$3,012.7 million on December 31, 2003, and we anticipate that we may incur substantial amounts of foreign currency-denominated indebtedness in the future. For example, our overall results of operations for 2003 were significantly positively affected by 65% due to the appreciation of the real against the U.S. dollar in 2003.

A devaluation would reduce the U.S. dollar value of distributions and dividends on our ADSs and could reduce the market price of our common shares and ADSs.

The Brazilian government’s actions to combat inflation and public speculation about possible future action may contribute significantly to economic uncertainty in Brazil and cause the price of our equity and debt securities to fall.

Historically, Brazil experienced high rates of inflation. Inflation itself, as well as the governmental efforts to combat inflation, has had significant negative effects on the Brazilian economy in general. Inflation, action taken to combat inflation and public speculation about possible future action has also materially contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Inflation, as measured by the Índice Geral de Preços de Mercado (the General Price Index-Market, or the IGP-M), was 20.1% in 1999, 10.0% in 2000, 10.4% in 2001, 25.3% in 2002 and 8.7% in 2003. There can be no assurance that levels of inflation in Brazil will not increase in future years and have a material adverse effect on our business, financial condition, results of operations or prospects.

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

Brazilian Law No. 9,605 of February 12, 1998 provides that the corporate structure of a company may be disregarded if it impedes recovery for undue harm to the environment. We cannot assure you that, in the case of claim for environmental damage under this law, liabilities would be limited to shareholders capable of exercising control over the company at the time of the environmental damage. Accordingly, if we were unable to redress claims against us for environmental damages, which might happen, for example, if we were to become insolvent, our shareholders and the members of our management might become liable for those claims. We are not aware of any successful assertion of claims against any shareholders of any Brazilian corporation under this law and cannot predict the circumstances in which this might happen.

Risks Relating to our Common Shares and ADSs

Restrictions on the movement of capital out of Brazil may impair the ability of holders to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying our ADSs.

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of the proceeds of their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance.

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

The Brazilian custodian for the common shares underlying our ADSs must obtain a certificate of registration from the Central Bank to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to our common shares or upon the disposition of our common shares. If a holder decides to exchange his or her ADSs for the underlying common shares, he or she will be entitled to continue to rely — for five business days from the date of exchange — on the custodian’s certificate of registration. After that period, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless he or she obtains his or her own certificate of registration or register under Resolution No. 2,689, of January 26, 2000, of the National Monetary Council, which entitles registered foreign investors to buy and sell on the Brazilian stock exchanges. If the holder does not obtain a certificate of registration or register under Resolution No. 2,689, he or she will generally be subject to less favorable tax treatment on gains with respect to our common shares.

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

A holder of common shares or ADSs may face difficulties in protecting his or her interests as a shareholder, because we are subject to different corporate rules and regulations as a Brazilian company and holders may have fewer and less well-defined shareholders’ rights.

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

Sales of a substantial number of our common shares — or the anticipation of such sales — could decrease the trading price of our common shares and ADSs. As of March 31, 2004, we had 28,479,577,827 common shares outstanding, including 20,376,674,058 shares held by the State of São Paulo. As a consequence of the issuance of common shares or sales by the State of São Paulo or other existing shareholders, the market price of our common shares and, by extension, our ADSs may decrease significantly. As a result, a holder may not be able to sell his or her securities at or above the price he or she paid for them.

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

Developments in other emerging market countries may adversely affect the Brazilian economy and, therefore, the market prices of our common shares and ADSs, as well as of our debt securities.

In the past, the Brazilian economy and the securities of Brazilian companies have been, to varying degrees, influenced by economic and market conditions in other emerging market countries as well as investors’ responses to those conditions.

In addition, although economic conditions are different in each country, investors’ reactions to adverse developments in one country may affect the market price of securities of issuers in other countries, including Brazil. For example, the 1997 Asian economic crisis and the 1998 Russian debt moratorium and devaluation of the Russian currency triggered market volatility in Latin America and securities markets in other emerging market countries. Accordingly, adverse developments in other emerging market countries could lead to a reduction in the demand for, and market prices of, our common shares and ADSs, as well as our debt securities.

ITEM 4. INFORMATION ON THE COMPANY

General

Companhia de Saneamento Básico do Estado de São Paulo-SABESP is a sociedade de economia mista, a mixed capital company with limited liability of unlimited duration, duly organized and operating under Brazilian corporation law. Our principal executive offices are located at Rua Costa Carvalho, 300, 05429-900 São Paulo, SP, Brazil. Our telephone number is (55-11) 3388-8000. Our agent for service of process in the United States is CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011. As set forth in Article 2 of our by-laws, our corporate purpose is to plan, execute, and operate basic sanitation services throughout the territory of the State of São Paulo, including the capture, collection, processing and distribution of water, as well as the collection, removal, processing and final disposal of sewage and sludge.

We believe we are one of the largest water and sewage companies in the Americas based upon net revenues in 2003. We operate public water and sewage systems in the State of São Paulo in which the City of São Paulo, Brazil’s largest city, is located. According to the Brazilian Institute of Geography and Statistics, or IBGE, the State of São Paulo is Brazil’s most populous and economically productive state. We had net operating revenue of R$4,109.9 (US$1,422.5 million) and net income of R$833.3 million (US$288.4 million) in 2003. We had total assets of R$16,530.7 million (US$5,721.5 million) and shareholders’ equity of R$7,576.9 million (US$2,622.5 million) on December 31, 2003.

We provide water and sewage services to a broad range of residential, commercial, industrial and governmental customers in the City of São Paulo and in 367 of the 645 other municipalities in the State of São Paulo. We also supply water on a bulk basis to municipalities in the São Paulo Metropolitan Region in which we do not operate water systems. Until December 2002 we divided our service territories into three regions: the São Paulo Metropolitan Region, comprised of 31 municipalities in the metropolitan area of the City of São Paulo, the Interior Region (comprised of 306 municipalities along the São Paulo state countryside), and the Coastal Region (comprised of 29 municipalities in the São Paulo coastline). During 2003 we performed a reorganization of our internal organizational chart, according to which the Interior and Coastal Region divisions were consolidated into one single unit named “Regional Systems”. The São Paulo Metropolitan Region remained the same. According to this new structure, the São Paulo Metropolitan Region and the Regional Systems accounted for 76% and 24% of our sales and services rendered in 2003, respectively.

On December 31, 2003, we distributed water to approximately 21.3 million persons, which we believe includes approximately 58% of the urban population of the State of São Paulo, through approximately 56.8 thousand kilometers of water pipes and mains to more than 6.0 million water connections. We provided sewage services to approximately 17.2 million persons, or 80% of our water customers, through approximately 35.8 thousand kilometers of sewer lines, trunk lines, interceptors and outfalls to approximately 4.5 million sewage connections. At December 31, 2003, we sold water in bulk to 6 other municipalities having an estimated population of approximately 3.8 million.

The State of São Paulo, our controlling shareholder, is required by State law to own at least one-half plus one of our common (voting) shares. On April 30, 2004, approximately 71.5% of our outstanding common shares were owned by the State of São Paulo. As a state-controlled company, we are an integral part of the governmental structure of the State of São Paulo. Our strategy and major policy decisions are formulated in conjunction with the Energy, Water Resources and Sanitation Secretariat of the State of São Paulo as part of the overall strategic planning for the State of São Paulo. The majority of the members of the Board of Directors and the Executive Committee of Sabesp are nominated by the State Council for Protection of Capital of the State of São Paulo (Conselho de Defesa de Capitais do Estado de São Paulo — CODEC), a State agency presided over by the Secretary of the State Treasury and reporting directly to the Governor.

In addition, our capital expenditure budget is subject to approval by the State Legislature and is approved in conjunction with the budget of the Energy, Water Resources and Sanitation Secretariat and of the State of São Paulo as a whole. However, the Governor of the State of São Paulo has the power to modify our capital expenditure budget after it has been approved. Our financial statements and accounting records are subject to review by the State Accounts Tribunal (Tribunal de Contas), as are all accounts of the State of São Paulo.

State of São Paulo

The State of São Paulo is one of 26 states that, together with the Federal District of Brasilia, constitute the Federative Republic of Brazil. The State is located in the southeastern region of the country, which is, according to IBGE, the most developed and economically active region of Brazil, and which includes the states of Minas Gerais, Espírito Santo and Rio de Janeiro. The State lies between the states of Rio de Janeiro and Minas Gerais to the north, the state of Paraná to the south, Mato Grosso do Sul to the west and the Atlantic Ocean to the east.

The State of São Paulo occupies 3% of Brazil’s land mass and encompasses an area totaling approximately 96,000 square miles. According to IBGE, the State is the most populous state in Brazil, with an estimated population on December 31, 2003 of 39.0 million.

On December 31, 2003, the City of São Paulo, the State’s capital, had an estimated population of 10.6 million, with 18.7 million inhabitants in the greater metropolitan region of São Paulo. The São Paulo Metropolitan Region encompasses 39 cities, the second largest metropolitan area in the Americas and among the four largest metropolitan areas in the world, according to the United Nations’ World Urbanization Prospects, 1999 Revision. The São Paulo Metropolitan Region accounted for approximately 48% of the population of the State.

According to IBGE, in 2001, the most recent year for which this data is available, the GDP of the State of São Paulo was approximately R$401 billion, representing approximately 33.4% of Brazil’s total GDP, making it the largest economy of any state in Brazil, based on GDP. The State is the leading Brazilian state in terms of manufacturing and industrial activity, according to IBGE, with a strong position in car manufacturing, pharmaceuticals, computer production, steel making and plastics, among others, as well as the leading position in the banking and financial services industries. The State is the most important exporting state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade.

History

Until the end of the 19th Century, water and sewage services in the State of São Paulo were generally provided by private companies. In 1877, the Province of São Paulo granted a concession for the provision of water and sewage services to Companhia Cantareira de Água e Esgotos. In 1893, the Government of the Province of São Paulo assumed responsibility for the provision of water and sewage services from the Companhia Cantareira de Água e Esgotos and formed the Office of Water and Sewers (Repartição de Água e Esgotos), a governmental agency. Since that time, water and sewage services in the São Paulo Metropolitan Region have been administered by the government of the State of São Paulo. Historically, water and sewage services in substantially all other municipalities of the State of São Paulo were administered by the municipalities directly either by municipal water and sewage departments or through autarquias of the municipal government. Autarquias are relatively autonomous public bodies with separate legal standing, assets and revenues, created by law to undertake administration of public services, which are considered to be better managed by a decentralized administrative and financial structure.

In 1954, in response to dramatic population growth in the São Paulo Metropolitan Region, the government of the State of São Paulo created the Department of Water and Sewers (Departamento de Águas e Esgotos), as an autarquia of the State Government. The Department of Water and Sewers provided water and sewage services to various municipalities in the São Paulo Metropolitan Region.

A major restructuring of the entities providing water and sewage services in the State of São Paulo occurred in 1968 with the creation of the Companhia Metropolitana de Água de São Paulo, or COMASP, whose purpose was to provide potable water in bulk for public consumption in the municipalities making up the São Paulo Metropolitan Region. All assets relating to the production of potable water for the São Paulo Metropolitan Region previously owned by the Department of Water and Sewers were transferred to COMASP. In 1970, the Superintendência de Água e Esgoto da Capital, or SAEC, was created by the government of the State of São Paulo to distribute water and collect sewage in the City of São Paulo. All assets previously owned by the Department of Water and Sewers in connection with such activities were transferred to SAEC. Also in 1970, the State Government created the Companhia Metropolitana de Saneamento de São Paulo, or SANESP, to provide sewage treatment services for the São Paulo Metropolitan Region. All assets previously owned by the Department of Water and Sewers in connection with such activities were transferred to SANESP. The Department of Water and Sewers was subsequently closed.

On June 29, 1973, COMASP, SAEC and SANESP merged to form Sabesp with the purpose of implementing the directives of the Brazilian government set forth in the National Water Supply and Sanitation Plan (Plano Nacional de Saneamento). The National Water Supply and Sanitation Plan was a program sponsored by the Brazilian government, which financed capital investments in, and assisted in the development of, state-controlled water and sewage companies. Since the formation of Sabesp, other state governmental and state-controlled companies involved in water supply and sewage collection and treatment in the State of São Paulo have been merged into Sabesp.

Recovery Program

We experienced significant operational and financial problems beginning in the mid-1980’s, which culminated in 1994. These problems were due, in part, to adverse economic conditions in Brazil prior to implementation of the Real Plan in mid-1994, but also to our position as a state-controlled enterprise whose financial performance was only a secondary consideration of the State of São Paulo. The tariff structure then in place did not generate sufficient revenues to enable Sabesp to provide adequate service to existing or new customers or to satisfy its liquidity and capital requirements, but instead was reflective of political considerations which viewed water and sewage services as a public entitlement.

As a result of our operational and financial problems, we experienced difficulties in providing basic water and sewage services to our then existing customer base and in maintaining our water and sewage systems. We had a net loss of R$223.1 million for the year ended December 31, 1994 and had some difficulty meeting all of our debt and other obligations. We also had significant and increasing levels of unpaid accounts receivables from our customers, including the State of São Paulo and municipal governments. In terms of operations, we were unable to meet the demand for water from our customers and in late 1994 approximately six million persons in the municipalities that we served were subject to water rationing on a regular basis. Because we did not have the resources to make necessary capital expenditures to maintain our water and sewage systems, we experienced frequent breakdowns in our water distribution and sewage collection networks. The weakened condition of our system exacerbated water shortages and threatened, in some cases, water supplies. The general deterioration in service led, in turn, to negative relationships with the municipalities served by Sabesp and a poor overall public image for Sabesp.

During 1995, we, in conjunction with the administration of the State of São Paulo, initiated a “recovery” program designed to restore our business operations and financial condition, including the organizational restructuring, the implementation of the initial stages of our strategy and the development of a new “for-profit” orientation. Under the organizational restructuring, we reordered our organizational structure into six divisions and sixteen business units in an effort to be more responsive to the requirements of the customers and municipalities served.

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

Strategy

Our primary mission is to improve the quality of life of the population of the State of São Paulo and, in particular, to meet the growing demand for water and sewage services in an environmentally responsible manner. We are seeking to improve our operations so that we can fulfill our primary mission and at the same time strengthen our financial condition.

Our overall strategy is based upon three guiding principles:

•	Marketing Strategy: to improve and expand water and sewage services for our customers and to obtain water and sewage concessions in additional municipalities in the State of São Paulo;

•	Economic/Financial Strategy: to enhance our financial condition and “for-profit” orientation by, among other things, reducing water loss and operating costs, increasing productivity and diversifying sources of financing; and

•	Political/Institutional Strategy: to develop closer relationships with municipal governments by means of decentralized business units and increased participation of municipal mayors in decisions affecting their municipalities.

These three global strategic principles are broken down in the following seven elements:

•	Continue to Improve and Expand Water and Sewage Services-Our goal is to improve and expand our water services in order to meet the demand for these services in the areas we serve, and to improve and expand our sewage collection and treatment services. Our capital expenditure program, which will require total expenditures by Sabesp of approximately R$4.3 billion in the period from 2004 through 2008, is designed to achieve this goal.

•	Reduce Water Losses-As one of our central goals, we seek to reduce both physical water losses (due primarily to leakage from our water system) and non-physical water losses (due to meter errors that prevent proper accounting of water use, improper classification of customers, fraud and illegal connections). We are continuing our efforts to reduce physical water losses through, among other things, replacement and repair of water mains and pipes and installation of probing and other equipment. We are continuing our program of strategically installing valves throughout our water system, which regulate water pressure at a variable rate corresponding to consumption in the relevant sector. We are also striving to reduce physical water losses by continuing to shorten the average time to detect and repair leaks in our systems.

We are aiming to reduce non-physical water losses through the upgrading and replacing of inaccurate water meters and the increased outsourcing to third party contractors of meter reading activities. In particular, we are replacing the water meters for our industrial and commercial customers, as well as increasing the rate at which we read the meters for these customers to minimize losses.

•	Continue to Reduce Operating Costs and Increase Productivity-We are continuing our efforts to lower operating costs and increase productivity. In order to achieve this, we plan to reduce our total salary and payroll expenses by decreasing the number of our employees, outsourcing more of our activities and automating some of our operations. We have in the past and expect in the future to reduce our headcount through voluntary resignation and early retirement programs. We are also continuing our efforts to outsource meter reading and maintenance services in the Regional Systems as we have successfully done in the São Paulo Metropolitan Region. Finally, in an effort to further increase productivity, improve safety and reduce our head count, we are continuing our efforts to automate our operations, especially in the Interior Region, where introduction of new technology will lead to greater operating efficiencies.

•	Obtain Additional Municipal Water and Sewage Concessions and Operations-We regularly explore the possibility of obtaining additional water and sewage concessions in municipalities in the State of São Paulo in which we currently have no operations or to which we currently supply water solely on a bulk basis. We evaluate possible expansion opportunities in terms of proximity to our existing service areas and projected positive contributions to our financial performance. Since January 1, 1997, we have obtained 33 additional concessions to provide water and sewage services in municipalities in the State of São Paulo, including the municipalities of Osasco, which was one of our bulk sales customers, and Itapira (acquired in March 2004). We have also (in December 2003) acquired the right to operate water and sewage services in the municipality of São Bernardo do Campo through the transfer of all related assets from the municipality to us. Until December 2003, we provided water to São Bernardo do Campo on a bulk basis.

•	Improve Collection of Overdue Accounts Receivables-We are continuing efforts to improve our collection of overdue accounts receivables from municipalities to which we provide water on a bulk basis, the State of São Paulo and some governmental entities. Some of the municipalities to which we provide water on a bulk basis do not pay for our services in full or on a timely basis. We are actively pursuing these municipalities for the amounts overdue and exploring opportunities to take over the concessions of these municipalities.

•	Diversify Sources of Financing-Our goal is to continue to identify and secure diverse sources of financing, both public and private, with an emphasis on borrowing in local currency to reduce our exposure to foreign currency risk. Currently, we are negotiating with the Japan Bank for International Cooperation, the Brazilian National Social and Economic Development Bank (BNDES) and Caixa Econômica Federal (a bank owned by the Brazilian government) with a view to obtaining loans to finance our capital expenditure program. We are also exploring and pursuing various structured finance alternatives.

•	Develop Closer Relationships with Municipal Governments and Customers-We are seeking to develop closer relationships with the municipal governments and customers that we serve. We meet regularly with the mayors of municipalities and organize regional management commissions comprised of mayoral representatives and our officers to discuss water and sewage service, capital expenditure, tariff and other issues. We are also working to improve customer relations by shortening response times for customer installations as well as through a focused public relations program to enhance our image.

We believe that our overall strategy will enable us to meet the demand for high quality water and sewage services in the State of São Paulo and, at the same time, to bolster our results of operations and financial condition.

Corporate Organization

During 2003 we have reorganized our corporate management structure. As a result we presently have six divisions, each of which is supervised by one of our executive officers.

The allocation of responsibilities among the executive officers is made by the Board of Directors, in accordance with the by-laws and following receipt of an initial proposal from the President.

•	President’s Office - is responsible for coordinating all six divisions in accordance with the policies and directives established by our Board of Directors and Executive Committee, performing the coordination, evaluation and control of all functions related to the President’s Office, strategic planning, corporate organization, corporate communication, audit and ombudsman.

•	Corporate Management Division - is responsible for marketing, human resources and quality control programs, legal affairs, information technology, asset management, contracts and procurement.

•	Economic and Financial and Investor Relations Division - is responsible for financial and economic resources and planning, capital markets and debt control, accounting and investor relations. This division also monitors and acts as controller for our other divisions.

•	Technology and Planning Division - is responsible for integrated technical planning, environmental planning and management, technological development, management and control of water quality, strategic maintenance and coordination and execution of special projects.

•	Metropolitan Division - is responsible for the distribution of water and collection of sewage for the São Paulo Metropolitan Region. The main function of this division is planning, operating and maintaining the water and sewage distribution system and customer relations services in the São Paulo Metropolitan Region, as well as providing technical support for autonomous municipalities.

•	Regional Systems Division - is responsible for the production of water and the operation and maintenance of water and sewage systems in municipalities in the Interior and Coastal Regions. It is also responsible for performing the same tasks as the Metropolitan Division within the Regional Systems.

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

Concessions

Under the Brazilian Constitution, the authority to develop public water and sewage systems is shared by the states and municipalities, with the municipalities having primary responsibility for providing water and sewage services to their residents. The State Constitution provides that the

State of São Paulo shall assure the correct operation, necessary expansion and efficient administration of water and sewage services in the State of São Paulo by a company under its control. Under applicable law, we are responsible for planning basic water and sewage services and operating the related systems in the State of São Paulo, whilst respecting the autonomy of its municipalities. The municipalities are empowered to, and commonly do, grant long-term concessions to water and sewage companies to provide such services.

We do not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for a substantial majority of our sales and services rendered, and in 41 other municipalities in the State of São Paulo. None of these other municipalities has a significant population, other than Santos, which has a population exceeding 400,000. We believe that we have a vested right to provide water and sewage services based upon, among other things, our ownership of the water and sewage systems serving the City of São Paulo and these other municipalities and certain succession rights resulting from the merger which formed Sabesp.

We also provide water and sewage services in 325 additional municipalities in the State of São Paulo pursuant to concessions granted by the municipalities. Substantially all of these concessions have 30-year terms, 273 of which expire between 2004 and 2010 and the rest of which expire between 2011 and 2030. Each of these concessions is automatically renewable for a period equal to its initial term, unless the municipality or we exercise the right to terminate the concession prior to the six-month period ending on the expiration date of the concession.

The concessions are based on a standard form of contract between Sabesp and the relevant municipality. Each contract must receive the prior approval of the legislative council of the relevant municipality. The principal terms of the concession contracts are as follows:

•	We assume all responsibility for providing water and sewage services in the municipality;

•	We may determine and collect the tariffs for our services without prior authorization of the municipality;

•	The assets comprising the existing municipal water and sewage systems are transferred from the municipality to Sabesp. Until 1998, we acquired municipal concessions and the existing water and sewage assets in exchange for our common shares issued at book value. Since 1998, we have acquired concessions and water and sewage assets by paying the municipality an amount equal to the present value of 30 years of estimated cash-flows, assuming at least a 12% discount factor to Sabesp, from the concession being acquired. Payment is made with a mix of cash and common shares issued at market value;

•	We are exempt from municipal taxes and no royalty is payable to the municipality in respect of the concession;

•	We are granted rights of way on municipal property for the installation of water pipes and mains and sewage lines; and

•	On termination of the concession, or upon cancellation for any reason, we are required to return the assets comprising the municipality’s water and sewage system to the municipality.

Under concession contracts executed prior to 1998 we were reimbursed for these assets through payment of either:

•	the book value of the assets; or

•	the market value of the assets as determined by a third party appraiser in accordance with the terms of the specific contract.

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

Municipalities have the inherent power under Brazilian law to terminate concessions prior to their contractual expiration dates for reasons of public interest. Diadema and Mauá, two municipalities previously served by Sabesp, terminated their concessions to Sabesp in February 1995 and December 1995, respectively. Diadema terminated its concession to Sabesp after asserting that we did not provide adequate water and sewage services, while Mauá did so with the consent of Sabesp. In December 1996, we have commenced legal action to collect payment due from Diadema. The lower courts have issued a decision against Sabesp and in November 2000 we appealed such decision. As of April 2004 the appeal has not yet been judged. This legal action was followed by several other related legal proceedings, which are currently pending. We entered into a settlement agreement with Mauá at the time the concession was terminated in which Mauá agreed to make the payments owed to Sabesp in connection with the return of water and sewage systems. However, to date Mauá has not yet made any payments to Sabesp under the settlement agreement. We commenced legal action in December 1996 against Mauá and, as of the date of this document, no decision has been issued by the lower court.

Diadema and Mauá are currently operating their own water and sewage systems, and we are supplying them with water on a bulk basis. On December 31, 2003, both Diadema and Mauá were in arrears with respect to amounts owed to Sabesp for water sold on a bulk basis prior to 1997, as well as for a portion of water sold since 1997.

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

We have recently acquired the right to operate water and sewage services in the municipality of São Bernardo do Campo through the transfer of all related assets from the municipality to us. Previously, we provided water to São Bernardo do Campo on a bulk basis. The amount paid for the purchase of assets was estimated by an economic-financial valuation report, which included the liquidation of the water wholesale supply accumulated debt. See “Operating and Financial Review and Prospets — Recent Developments” for information with respect to the São Bernardo do Campo transaction.

Water Operations

The supply of water by Sabesp to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to customers’ premises. In 2003, we produced approximately 2,819.6 million cubic meters of water.

The following table sets forth the amount of water produced and invoiced by Sabesp for the periods stated.

	Year ended December 31,
	2001	2002	2003
	(in millions of cubic meters)
Produced
São Paulo Metropolitan Region	1,989.4	2,046.1	2,085.9
Regional Systems	706.6	732.2	733.8
Total	2,696.0	2,778.3	2,819.6
Invoiced
São Paulo Metropolitan Region(1)	1,225.8	1,275.9	1,278.2
Regional Systems	472.8	494.3	486.8
Total	1,698.6	1,770.2	1,765.0

(1)	Includes water invoiced to bulk sales customers of 322.4 million in 2001, 339.6 in 2002 and 346.2 million in 2003, each in millions of cubic meters.

The difference between the amount of water produced and the amount of water invoiced generally represents both physical and non-physical water loss. See "Water Distribution” below. In addition, we do not invoice:

•	water discharged for periodic maintenance of water mains and water storage tanks;

•	water supplied for municipal uses such as firefighting;

•	water consumed in our own facilities; and

•	estimated water losses associated with water we supply to favelas (shantytowns).

The São Paulo Metropolitan Region experiences its highest levels of demand during the summer months when water use increases. Water use generally decreases significantly during the winter months. The summer months, when demand is highest, coincide with the rainy season, while the winter, when demand for water is lowest, corresponds to the dry season in the São Paulo

Metropolitan Region. Demand within the Regional Systems will vary depending on the area; while the Interior Region experiences seasonality in demand similar to the São Paulo Metropolitan Region, the demand in the Coastal Region is chiefly a function of tourism, with the greatest demand occurring during the Brazilian summer holiday months.

The following table provides information on our revenues by geographic region:

	Year ended December 31,
	2001	2002	2003
	(in millions of Reais)
São Paulo Metropolitan Region	2,682.0	3,003.9	3,268.8
Regional Systems	861.5	958.5	1,038.7
Total sales	3,543.5	3,962.4	4,307.5

Water Resources

We can abstract water only to the extent permitted by the Department of Water and Energy of the State of São Paulo (Departamento de Águas e Energia Elétrica do Estado de São Paulo) and pursuant to authorization contracts executed with it. Under some circumstances, depending on the geographic location of the relevant river basin or reservoir, the approval of the National Water Agency (Agência Nacional de Águas — ANA) is also required. We currently abstract substantially all of our water supply from rivers and reservoirs, with a small portion being abstracted from groundwater. Our reservoirs are filled by impounding water from rivers and streams, by diverting flow from nearby rivers, or by a combination of these sources.

In order to supply the São Paulo Metropolitan Region with water, we operate 19 reservoirs located in 8 water production systems. The availability of resources in such region is 66.1 cubic meters per second and should increase to 72.8 cubic meters per second in 2006 with the completion of planned improvements to the water system. The total production capacity currently reaches 67.7 cubic meters per second during peak demand periods. We estimate that demand for water currently averages 64.8 cubic meters per second and will reach an average up to 69.7 cubic meters per second by 2006. The main water production systems for the São Paulo Metropolitan Region are Cantareira and Guarapiranga, which collectively supply approximately 70% of the water produced by Sabesp for the São Paulo Metropolitan Region.

The following table sets forth the water production systems from which we produce water for the São Paulo Metropolitan Region:

System	Production(1)
(in cubic meters per second)
Cantareira	31.3
Guarapiranga	13.4
Alto Tietê	9.6
Rio Claro	3.8
Rio Grande (Billings Reservoir)	4.7
Alto Cotia	1.0
Baixo Cotia	0.9
Ribeirão da Estiva	0.1
Total production	64.8

(1)	Average of the twelve months ended December 31, 2003.

We own all of the reservoirs in our production systems other than the Guarapiranga and Billings Reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which is owned by other companies controlled by the State of São Paulo. We currently do not pay any fees with respect to the use of these reservoirs. In December 2001, we entered into an agreement with the State whereby the State, among other things, agreed to transfer the remaining reservoirs in the Alto Tietê System to us. We cannot assure you as to when this transfer of reservoirs will take place. See “Item 7. Major Shareholders and Related Party Transactions-Related Party Transactions”.

Because of limited rainfall from 2000 to 2003, the São Paulo Metropolitan Region faced its worst drought in 65 years. From mid-June to mid-September in 2000, we rationed water in the south of the São Paulo Metropolitan Region, affecting approximately 3.5 million people, or 20% of the total population of this region. Under this rationing, water was made available to our customers for only two out of every three days. During this period of rationing, we also reduced our total water production by 8%.

From April 2001 through January 2002, we rationed water in the west of the São Paulo Metropolitan Region, affecting approximately 300,000 people, or less than 2% of the São Paulo Metropolitan Region. Under this rationing, water was made available to these 300,000 customers for only 40 out of every 72 hours. See "Item 3. Key Information-Risk Factors-Risks Related to Sabesp-Droughts may result in major shortages in our water supply, which may have a material adverse effect on our company”.

The year of 2003 was also marked by low levels of rainfall and drought. From October to December 2003 we rationed water on the western part of the São Paulo Metropolitan Region, served by the Alto Cotia System, affecting approximately 450.000 people, or 2% of the Region’s population. Under this rationing water was available to those customers for three days, followed by two days of rationing. During this period our total water production volume was reduced in 0.8%.

In the largest municipalities of the Interior Region, the principal source of water for Sabesp consists of surface water from nearby rivers. In the smaller municipalities of the Interior Region, we draw water primarily from wells. The Coastal Region is provided water principally by surface water from rivers and mountain springs.

Statewide, we estimate that we are able to supply nearly all of the demand for water in the areas where we operate. In 2001, 2002 and 2003, we were able to meet the demand for water in the São Paulo Metropolitan Region, primarily as a result of our water conservation program, reductions in water loss, the installation of 751.5 thousand new water connections from 2000 through 2003 statewide, as well as the introduction of a new tariff structure which helped reduce average consumption and demand.

Water in the São Paulo Metropolitan Region is distributed through the Metropolitan Aqueduct System. The Metropolitan Aqueduct System is a network of aqueducts that covers most of the São Paulo Metropolitan Region, which allows for diversion of water from or to a particular region as demand varies, as required to properly supply a particular area of the network.

We are implementing as part of our capital expenditure program the Metropolitan Water Program, which involves substantial investments in reservoirs, water treatment facilities, water mains and the distribution network in the São Paulo Metropolitan Region to increase water production and to improve capacity of the Metropolitan Aqueduct System. The Metropolitan Water Program consists of a series of projects which will require approximately R$620 million in investments from 2004 through 2008 in the São Paulo Metropolitan Region.

Water Treatment

We treat all water at our water treatment facilities prior to placing it into our water distribution network. We operate over 193 treatment facilities, of which the 8 largest, located in the São Paulo Metropolitan Region, typically account for approximately 76% of all water supplied by Sabesp. The type of treatment used depends on the nature of the source and quality of the untreated water. Water abstracted from rivers requires extensive treatment, while water drawn from groundwater sources requires less treatment.

We use conventional treatment processes in our water treatment facilities. For surface water, the treatment process involves several phases, including filtration and disinfection. Groundwater typically is of higher purity and usually requires only disinfection by chlorine treatment. All water treated by Sabesp also receives fluoridation treatment.

Water Distribution

Water is distributed by Sabesp through our own networks of water pipes and mains, ranging in size from 2.5 meters to 100 millimeters in diameter. As of December 31, 2003, our water network contained approximately 56,777 kilometers of water pipes and mains and 6.0 million water connections.

Approximately 95% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride (PVC). Distribution pipes at customers’ residences typically are made from high-density polyethylene tubing. Our water mains are mostly made of steel, cast iron and concrete.

We distribute treated water through our networks of mains and service pipes that deliver water through pressurized systems. Storage tanks and pumping stations regulate the volume of water flowing through the networks to maintain adequate pressure and continuous water supply.

We have a program to install valves to regulate water pressure throughout the water mains to correspond to downstream consumption needs during each day. These valves are programmed to respond automatically to variations in demand. During peak usage, the flow of water in the pipes is at its highest point; however, when demand decreases, pressure builds up in the water mains and the resulting stress on the network can cause significant water loss through cracks and an increase in ruptures of the pipes. The intelligent valves are equipped with probes programmed to feed data to the valve to reduce or increase pressure to the water mains as water usage fluctuates. Through December 31, 2003, we had installed such valves at strategic points in the network, with 703 valves installed in the São Paulo Metropolitan Region and 256 in the Regional Systems. We plan to install additional 130 valves through 2005.

As of December 31, 2003, our water distribution pipes and mains included approximately:

•	26,765 kilometers in the São Paulo Metropolitan Region; and

•	30,012 kilometers in the Regional Systems.

We have 313 storage tanks in the São Paulo Metropolitan Region with a total capacity of 1.8 million cubic meters, and 1,666 storage tanks in the Regional Systems. We have 192 treated water pumping stations in the São Paulo Metropolitan Region, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

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

We consider the condition of the water pipes and mains in the São Paulo Metropolitan Region generally to be adequate. Due to age, external factors such as traffic, the high population and commercial and industrial development, the condition of the water pipes and mains in the São Paulo Metropolitan Region is somewhat more susceptible to degradation than those in the Regional Systems. To counteract the effects of deterioration, we maintain a continuing program for maintenance of water pipes and mains intended to deal with anticipated fractures and clogs due to brittleness and encrustation, and maintain water quality.

Water mains that require maintenance are cleaned and relined. We are typically notified of water main fractures or breaks by the general population through a toll-free number maintained by Sabesp.

We expect that new customers will be responsible for covering part of the costs of connecting to our water distribution network. Our water connection policy is to pay for the cost of installation of up to 15 meters of pipe from our distribution network to the point of connection, with the remainder paid by the customer. Thereafter, the customer must cover the costs of connecting to the network from the customer’s residence, including costs of purchasing and installing the water meter and related labor costs. Industrial customers are responsible for the entire cost of connection. The installation of the water meter is performed by Sabesp, which also conducts periodical inspections and measurements. After completion of installation, the customer has a fiduciary duty to the network and the water meter.

Our Water Loss Reduction Program initiated in 1995 has two main objectives:

•	firstly, a reduction in the level of physical losses, which result primarily from leakage; and

•	secondly, the reduction of non-physical losses, which result primarily from the inaccuracy of our water meters installed at our customers’ premises and at our water treatment facilities, as well as from clandestine and illegal use by customers.

We are taking measures to decrease physical losses by reducing response times to broken pipes and mains to less than 24 hours and by better monitoring of non-visible water mains fractures. We currently repair approximately 4,000 broken pipes and mains per month. Among other measures we have adopted to reduce physical water losses are:

•	the introduction of technically advanced valves which provide for an automatic reduction of water pressure;

•	the reconfiguration of integrated water distribution to permit the distribution of water at lower pressure; and

•	routine operational leak detection surveys in high water pressure areas in each case helping to reduce overall water losses.

Measures adopted to decrease non-physical water losses include:

•	monitoring and better accounting for water connections, especially for large volume customers, regular checking on customers which are accounted for by Sabesp as inactive and monitoring those non-residential customers that are accounted for as residential and therefore are billed at a lower rate;

•	measures to fight fraud and the use of new, more sophisticated water meters that are more accurate and less prone to tampering;

•	installation of water meters where none are present; and

•	preventive maintenance of existing and newly installed water meters.

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

We have 15 laboratories that monitor water quality and purity as required by standards set by Sabesp and as required by law, which employ approximately 200 technicians, biologists, engineers and chemists. Our laboratories perform an average of 130,000 analyses per month. Our central laboratory located in the City of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods, as well as heavy metals analysis by atomic absorption technique. Five of our laboratories have obtained ISO 9002 certification and two have obtained ISO-17025 certification.

In addition, we have implemented the “Real Time Water Quality Monitoring System for the São Paulo Metropolitan Region”. Under this system, the water of some reservoirs located in the São Paulo Metropolitan Region is tested by 12 probes equipped with six sensors each attached to buoys which are set at different depths. This equipment permits Sabesp to make up to 9,000 analyses per probe per month. At the end of 2002, we temporarily stopped performing these analyses when the contract relating to them expired. After conducting a public bid, we have engaged another company to perform the analyses as from December 2003.

Water Source Program

From time to time, we face significant problems with algae growth, as it causes water to have an unpleasant taste and odor. In order to minimize this problem, we have implemented additional treatment processes such as absorption by powdered activated carbon and oxidation by potassium permanganate. We believe that all the chemicals used are safe for human consumption, but the algae problem creates significant additional costs because of the higher volumes of chemicals used to treat the raw water.

Algae growth tends to occur mainly in the Guarapiranga Reservoir, but it has also been frequently detected in the reservoirs that compose the Rio Grande and Alto Tietê systems. Algae growth in the Guarapiranga and Rio Grande reservoirs are basically due to the discharge of untreated sewage from squatters living adjacent to the reservoirs in violation of laws intended to protect the watershed. In the Alto Tietê system the algae growth is mainly caused by effluents from the agricultural use of the drained areas.

To mitigate the pollution problem in the Guarapiranga and Rio Grande reservoirs, we are planning to participate on the Programa Mananciais (or “Water Source Program”) together with other organizations engaged on the promotion of urban development and social inclusion. In this program Sabesp will be responsible for the expansion of sewage systems, pre-treatment of streams and development more sophisticated treatment facilities.

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

Sewage Operations

We are responsible for the collection of sewage through our sewage systems and for its subsequent disposal with or without prior treatment. On December 31, 2003, we collected 81% and 73% of all the sewage produced in the municipalities in which we operate in the São Paulo Metropolitan Region and the Regional Systems, respectively, accounting for 78% of all the sewage produced in the municipalities in which we operate in the State of São Paulo.

Sewage System

The primary function of our sewage system is to collect, convey and treat sewage. As of December 31, 2003, we were responsible for the operation and maintenance of approximately 35,759 kilometers of sewer lines, trunk lines, interceptors and outflows, of which approximately 17,659 kilometers are located in the São Paulo Metropolitan Region, and 18,100 kilometers are located in the Regional Systems.

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

Industrial sewage can vary in nature and concentration of contaminants. The standards for disposal of industrial effluents are set by Article 19A of State Decree No. 8,468 of September 8, 1976, as amended, and broadly correspond to the standards for such disposal set by the U.S. Environmental Protection Agency. The basic premise of these standards is that industrial effluents interfere with the natural biological process occurring at sewage treatment facilities and, therefore, such effluents must be treated so that the final effluent meets the parameters set forth in State Decree No. 8,468. This decree requires industries that produce industrial sewage to pre-treat such sewage so that levels of certain parameters, such as pH, temperature, sediments, grease, oil and metals are reduced to environmentally sound levels prior to release into our sewer lines. To ensure compliance with Article 19A, we periodically analyze sewage produced by each industrial customer to check whether the customer has complied with the requirements of the decree.

Effluents from our sludge treatment facilities (Estações de Tratamento de Esgotos — ETEs) shall comply with flow and quality standards established by Federal and State regulations. Flow standards are related to the composition of effluents before being discharged into water bodies, while quality standards measure the condition of the water bodies after the dilution of effluents. Both flow and quality standards will vary according to the expected use of the relevant water body: the more important the use of the water body, the more stringent the standards applicable.

We consider the condition of the sewer lines in the São Paulo Metropolitan Region generally to be adequate. Due to greater volume of sewage collected and to higher population and commercial and industrial development, the condition of the sewer lines in the São Paulo Metropolitan Region is somewhat worse than that of the Regional Systems. To counteract the effects of deterioration, we maintain a continuing program for the maintenance of sewage lines intended to deal with anticipated fractures arising from obstructions caused by system overloads.

In the Regional Systems the structural condition of our sewer lines is considered generally to be good given the peculiarities of each of its areas. Unlike the São Paulo Metropolitan Region, the Interior Region does not generally suffer obstructions caused by sewage system overload. The Coastal Region however experiences obstructions in its sewer lines primarily due to infiltration of sand, especially during the rainy season in the summer months. In addition, the number of sewage connections in the Coastal Region is significantly lower than in the other regions serviced by Sabesp, with only 49% of all residences in the Coastal Region currently connected to our sewage network.

New sewage connections are made on substantially the same basis as connections to water lines. We assume the cost of installation for the first fifteen meters of sewer lines from the sewage network to residential and commercial customers’ sewage connections. Industrial customers are responsible for the entire cost of extension and connection to the sewage network.

Sewage Treatment and Disposal

For 2003 approximately 60% and 65% of the sewage collected by Sabesp in the São Paulo Metropolitan Region and the Regional Systems respectively, or 61% of the sewage collected by Sabesp in the State of São Paulo, was treated at our treatment facilities and afterwards discharged into receiving water bodies such as inland waters and the Atlantic Ocean, in accordance with applicable legislation. Our sewage treatment facilities have a finite capacity. Flows in excess of such capacity are discharged directly, untreated, to inland waters and the Atlantic Ocean. Currently we operate 428 sewage treatment facilities and eight ocean outfalls.

The purpose of sewage treatment is to reduce the polluting impact of the incoming sewage in order to comply with State Decree No. 8,468, of which stipulates maximum concentrations of certain substances prior to discharge into the environment. Although the flow and composition of sewage arriving at sewage treatment facilities varies, on average more than 98% of its content is water. Our sewage treatment relies essentially on physical separation processes and on natural biological processes to break down organic matter and reduce the amount of harmful organisms and chemicals.

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

We operate 40 activated sludge treatment facilities, each of which also contains a primary treatment facility. The five largest activated sludge treatment facilities located in the São Paulo Metropolitan Region have treatment capacity of approximately 18 cubic meters of sewage per second.

Sewage treatment in the Regional Systems will vary according to the particularities of each area. In the Interior Region treatment consists largely of aeration ponds where the organic matter is aerobically digested and the treated sewage is discharged to receiving waters. There are 347 secondary treatment facilities in the Interior Region which have treatment capacity of approximately 7.5 cubic meters of sewage per second.

The majority of sewage collected in the Coastal Region receives secondary treatment and disinfection and is then discharged into rivers and into the Atlantic Ocean. We have 64 sewage treatment facilities in the Coastal Region.

Our trunk lines are currently not sufficiently extensive to transport all sewage collected by Sabesp to our treatment facilities. As a result, a portion of the sewage collected by Sabesp is released untreated into receiving waters, resulting in high levels of pollution in such bodies of water. Our capital expenditure plan includes projects to increase the amount of sewage that we treat. See “Government Regulation — Sewage Requirements” below.

Sludge Disposal

Sludge removed from the primary and secondary treatment processes typically contains water and a very small proportion of solids. We use filter presses, belt presses and centrifugation machines to extract the water from the sludge. In 2003, we produced approximately 44,611 tons of sludge-dry base, of which 39,226 tons were discharged into landfills and the remainder was used for agricultural purposes. In addition, we are testing new technologies for sludge disposal as fertilizer in forest projects, fuel development and concrete manufacturing.

Customers

General

We currently operate water and sewage systems for 368 of the 645 municipalities in the State of São Paulo. The following table provides information regarding volumes of water and sewage invoiced, by customer category, for the periods presented.

	Year ended December 31,
	2001		2002		2003
	Volume(1)%		Volume(1)%		Volume(1)%
Water
Residential	1,156.8	68.1	1,204.8	68.0	1,199.1	67.9
Commercial	141.4	8.3	146.7	8.3	142.5	8.1
Industrial	30.7	1.8	31.2	1.8	30.8	1.8
Governmental	47.3	2.8	47.9	2.7	46.4	2.6
Subtotal	1,376.2	81.0	1,430.6	80.8	1,418.8	80.4
Bulk sales	322.4	19.0	339.6	19.2	346.2	19.6
Total	1,698.6	100.0	1,770.2	100.0	1,765.0	100.0
Sewage
Residential	868.4	82.4	913.6	82.7	918.9	82.8
Commercial	121.6	11.5	127.4	11.5	125.6	11.3
Industrial	27.3	2.6	27.8	2.5	29.2	2.6
Governmental	36.5	3.5	36.7	3.3	36.0	3.3
Total	1,053.8	100.0	1,105.5	100.0	1,109.7	100.0

(1)	In millions of cubic meters.

In addition to serving residential, commercial, industrial and governmental customers in municipalities in which we hold concessions, we currently make bulk sales of water to 6 municipalities having a total estimated population of 3.1 million.

Tariffs

Although we have the power to set our tariffs for water and sewage services, we traditionally have consulted the Governor of the State of São Paulo prior to setting new tariff rates. For example, we did not increase tariffs in 2000 due to a State policy for the year of not increasing tariff rates for some public carriers, such as public transportation and water supply services.

The most recently implemented tariff regulations allow Sabesp to more aggressively set tariffs and to more realistically cover the operational costs of water and sewage systems. In addition, the new tariff regulations allow us to calculate the water and sewage service tariffs in order to better adequate the tariff value to the peculiarities of each service, the diversity of the regions covered and the social and economical condition of the end user.

We established a new tariff schedule, effective May 2002, for commercial and industrial customers that (1) consume at least 5,000 cubic meters of water per month and (2) enter into demand agreements with Sabesp for at least one-year terms.

On August 29, 2003 we developed and implemented a new readjustment formula for our tariffs to better reflect cost evolution. According to this new formula the cost components of the Tariffs Readjustment Index (IRT) is separated in two parts (“A” and “B”), where Part “A” encompasses all costs related to: electricity; water and sewage treatment materials; federal, state and local taxes; and the financial compensation due to use of water resources. The readjustment of Part A will be based on the price variation observed in its components during the preceding 12-month period.

Part “B” of the cost is composed by all other costs and expenses and is adjusted according to IPCA - Índice de Preços ao Consumidor Amplo (an inflation measurement index based on final consumer price, published periodically by IBGE).

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

We divide tariffs into two categories: residential and non-residential. The residential category is sub-divided into basic residential, social and favela (shantytown). The latter two sub-categories were instituted to assist lower-income customers by providing lower tariffs for consumption. The non-residential category consists of:

•	privately-owned companies, government entities and industrial customers;

•	“not-for-profit” entities that pay 50% of the prevailing non-residential tariff; and

•	government entities that have entered into a water loss reduction agreement with Sabesp and pay 75% of the prevailing non-residential tariff.

Sewage charges in each region are fixed as a function of the monthly water charges. In the São Paulo Metropolitan Region and the Coastal Region, the sewage tariffs equal the water tariffs. In the Interior Region, sewage tariffs are approximately 20% lower than water tariffs. Bulk water rates are established separately for each municipality served. We also make available sewage treatment services to those municipalities, although no formal agreement for the provision of these services has been signed as of the date of this document. In addition, various industrial customers pay an additional sewage charge, depending on the characteristics of the sewage they produce.

Tariffs have historically been adjusted once a year and for at least 12 months during the months of June or July. However, we did not increase tariffs in 2000 due to the State policy described above. We raised tariffs in June 2001, in August 2002 and in August 2003. The following table sets forth the water and sewage services tariffs by customer category charged during the years stated in the São Paulo Metropolitan Region, which accounted for approximately 76% of our operating revenues in 2003.

Annual Water and Sewage Tariffs for the São Paulo Metropolitan Region

	On December 31,
Customer Category Consumption	2001	2002	2003
(in cubic meters per month)	(reais/cubic meter)(1)
Residential:
Basic Residential:
0-10(2)	0.75	0.81	0.96
11-20	1.16	1.26	1.50
21-50	2.91	3.15	3.75
above 50	3.21	3.47	4.13
Social
0-10(2)	0.30	0.30	0.33
11-20	0.52	0.52	0.57
21-30	1.83	1.83	1.99
31-50	2.61	2.61	2.84
above 50	2.88	2.88	3.14
Favela (shantytown):
0-10(2)	0.23	0.23	0.25
11-20	0.26	0.26	0.28
21-30	0.86	0.86	0.94
31-50	2.61	2.61	2.84
above 50	2.88	2.88	3.14
Non-Residential:
Commercial/Industrial/Governmental:
0-10(2)	1.50	1.62	1.93
11-20	2.91	3.15	3.75
21-50	5.62	6.08	7.23
above 50	5.84	6.32	7.52

Commercial/Not-for-profit entities

	On December 31,
Customer Category Consumption	2001	2002	2003
(in cubic meters per month)	(reais/cubic meter)(1)
0-10(2)	0.75	0.81	0.96
11-20	1.46	1.58	1.88
21-50	2.81	3.04	3.62
above 50	2.92	3.16	3.76
Government entities with reduction agreement
0-10(2)	1.12	1.22	1.45
11-20	2.18	2.36	2.81
21-50	4.22	4.56	5.42
above 50	4.38	4.74	5.64

(1)	Water and sewage tariffs are the same per cubic meter.

(2)	The minimum volume charged is for ten cubic meters per month.

The average annual tariffs charged by Sabesp at the Interior and Coastal Regions for the provision of water and sewage collection during 2003 were 37% and 22% below the tariffs charged at the São Paulo Metropolitan Region, respectively.

See “Government Regulation-Tariff Regulation” below for additional information regarding our tariffs.

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

Water and sewage bills can be paid at some banks and other locations in the State of São Paulo. These funds are paid over to Sabesp and service fees of between R$0.40 and R$1.19 per transaction are charged for collection and remittance of these payments.

Customers must pay their water and sewage bills by the due date for payment if they wish to avoid paying a fine. We generally charge a penalty fee and interest on late bill payments. However, we do not assess a penalty fee or interest in respect of governmental customers. In 2001, 2002 and 2003 we received, respectively, payment of 91.5%, 94.5% and 90.9% of the amount billed to our retail customers, and 96.0%, 94.6% and 93.8% of the amount billed to those customers other than state governmental entities, within 30 days after the due date. Almost all of the amount not paid within 30 days is owed by state governmental customers. With respect to bulk sales, in 2003 we received payment of 55.4% of the amount billed within 30 days.

In the São Paulo Metropolitan Region we monitor water meter readings by use of hand-held computers. The system allows the meter reader to input the gauge levels on the meters into the computer and automatically print the bill for the customer. The hand-held computer tracks water consumption usage at each metered location and prepares bills based on actual meter readings. We outsourced this billing system to third party contractors that employ and train their own meter readers whose training we supervise. We are currently implementing water meter reading by hand-held computers in some municipalities that we serve in the Regional Systems.

Electricity Consumption

The use of electricity is material to our operations, and as a result we are one of the largest users of electricity in the State of São Paulo. We obtain electricity primarily from Eletropaulo Metropolitana Eletricidade de São Paulo S.A., Elektro Eletricidade e Serviços S.A., Bandeirante Energia S.A. and CPFL-Companhia Paulista de Força e Luz pursuant to long-term contracts. Each of these companies has been privatized by the State of São Paulo. To date, we have not experienced any major disruptions in electricity supply. Any significant disruption of electricity to Sabesp could have a material adverse effect on our business, financial condition, results of operations or prospects. Furthermore, fluctuations in electricity voltage supplied to Sabesp have in the past, and may in the future, cause major damage to our water and sewage systems.

In May 2001, the Brazilian government announced measures aimed at an average reduction of 20% in electricity consumption in a number of regions of Brazil, including areas in which we operate. However, companies that render “essential services”, such as companies like Sabesp that render water and sewage services, were not subject to these measures other than with respect to their administrative buildings, which were required to reduce electricity consumption by 35%. As a result of higher levels of rainfall, as of March 2002 the Brazilian government eliminated all electricity consumption restrictions.

Capital Expenditure Program

From 1998 through 2003, our capital expenditure program included capital expenditures totaling R$4.2 billion in the aggregate, primarily to build up our infrastructure. We have budgeted capital expenditures totaling approximately R$4.3 billion in the aggregate during the period 2004 through 2008. There can be no assurance that the amount budgeted will be available to spend during this time period.

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

Metropolitan Water Project

Demand for our water services has grown steadily over the years in the São Paulo Metropolitan Region and has exceeded at times the capacities of our water systems there. As a result, prior to September 1998, certain of our customers in this Region received water only on certain days of the week. We refer to this as “rotation”. In order to remedy this situation, we implemented the Metropolitan Water Project to improve regular water supply to the entire São Paulo Metropolitan Region. The Metropolitan Water Project increased production capacity from approximately 59.7 cubic meters of water per second in 1994 to approximately 67.7 cubic meters of water per second at the end of 2003. Through implementation of this project, we eliminated widespread rotation in September 1998.

The project involved construction of new water abstraction facilities and increasing the capacity of existing treatment facilities, development of new reservoirs in the São Paulo Metropolitan Region and water mains to interconnect the systems within the Region, and the construction, renovation and enlarging of 30 water storage tanks to store treated water in order to meet higher demand during peak periods. In addition, in order to relieve pressure on reservoirs, such as the Guarapiranga Reservoir and some reservoirs of the Alto Tietê System, where we have over-exploited water supplies, we built water mains from the Billings Reservoir into the Guarapiranga Reservoir and from the Tietê River into the reservoirs of the Alto Tietê System. Portions of this project were financed by the World Bank and Caixa Econômica Federal as well as from Sabesp’s own resources. We have spent approximately R$700 million on the Metropolitan Water Project. Regarding the remainder of the Metropolitan Water Project, we have budgeted for additional capital expenditures of approximately R$620 million from 2004 through 2008.

Tietê Project

The Tietê River crosses the São Paulo Metropolitan Region and receives most of the Region’s run-off and wastewater. The Tietê Project is designed to reduce pollution of the River Tietê by constructing sewage collection lines along the banks of the River Tietê and its tributaries. These lines collect raw sewage and deliver it to our sewage treatment facilities. In connection with the first phase of the Tietê Project, in June 1998, we completed construction of three additional sewage treatment plants. Currently, raw sewage is delivered to our secondary treatment facilities along the River Tietê and the River Tamanduatei before treated sewage is discharged into those rivers. We plan to build additional collection lines to direct more raw sewage to our treatment facilities.

In addition, we completed the construction of the main sewage collection pipes on the banks of the River Pinheiros, the Pinheiros Leopoldina Interceptor, which cost approximately US$36.0 million and increases the amount of sewage treated in existing sewage treatment plants. The Caixa Econômica Federal has provided financing to complete construction of the Pinheiros Leopoldina Interceptor.

The first phase of the Tietê Project commenced in 1992, was suspended in 1994 due to lack of funding, resumed in 1995, and was completed in December of 1998. We now provide secondary treatment to 60% of the sewage collected in the São Paulo Metropolitan Region. The five principal sewage treatment plants in the São Paulo Metropolitan Region have an aggregate installed capacity of 18 cubic meters of sewage per second and currently treat an aggregate of 10.3 cubic meters of sewage per second.

We made capital expenditures with respect to the first phase of the Tietê Project of US$900.0 million. Of that amount, US$450.0 million was financed by the Inter-American Development Bank and US$450.0 million was funded by Sabesp. On December 31, 2003, we owed US$343.8 million to the Inter-American Development Bank regarding this financing agreement.

In July 2000, we commenced work on the second phase of the Tietê Project to reduce pollution affecting the River Tietê and the work is still ongoing. The main objectives of this second phase is to increase the number of sewage connections in the São Paulo Metropolitan Region so that 90% of the population in the region will be connected to our sewage system, and to treat 70% of the sewage collected by Sabesp in the region. For this second phase we have budgeted for additional capital expenditures of approximately US$400.0 million from 2000 through 2005, US$200.0 million of which will be financed by the Inter-American Development Bank. We have also entered into a loan agreement and an on-lending agreement with BNDES for R$60 million and R$180 million, respectively, to finance this second phase. Through December 31, 2003, we have spent US$112.6 million on this phase of the Tietê Project.

Regional Systems Investment Programs

We currently have a number of projects in progress and planned for the Regional Systems, including projects relating to abstraction of water and collection and treatment of sewage. We spent approximately R$337.5 million, R$321.8 million and R$195.0 million on such projects in 2001, 2002 and 2003, respectively, and we have budgeted for additional capital expenditures of approximately R$1.3 billion in the period from 2004 through 2008.

As part of our Coastal Region Investment Program, we are currently negotiating with the Japan Bank for International Cooperation to help finance our Environmental Recovery Program for the Santos Metropolitan Region. The main goals of this program are to improve and expand our water and sewage systems in the municipalities making up the Santos Metropolitan Region.

Guarapiranga Project

The Guarapiranga Reservoir (the “Reservoir”), the second largest reservoir serving the São Paulo Metropolitan Region, has been polluted by the inhabitants of favelas located in the area surrounding the Reservoir in violation of current laws intended to protect water resources. This population releases untreated sewage into the Reservoir. In addition, the untreated sewage introduced by our own sewage collection system into rivers that feed the Reservoir has contributed to the pollution of the Reservoir.

The recovery of the Reservoir involved the expansion of the wastewater collection network, sewage treatment facilities and solid waste collection, as well as monitoring, environmental education and watershed restoration. Today, part of the inhabitants of the favelas is served by sewage system, and most of the sewage collected is either sent to our treatment facilities, either intercepted and diverted to other areas. Additional measures to reduce pollution of water bodies include the use of wetland treatment and flotation technologies and the reversal of highly polluted small tributaries that lead into the Reservoir. This project cost approximately US$329.8 million through December 31, 2001, of which US$119.0 million was financed by the World Bank, US$81.3 million by the State of São Paulo, US$45.7 million by Sabesp and US$83.8 million by the City of São Paulo. The first stage of this project finished in December, 2000 but engendered a follow-up project called “Programa Mananciais” that is in preparation.

It involves an estimated investment of US$342 million in all the hydrographic basins that produce water for the São Paulo Metropolitan Region.

We will be responsible for approximately US$116 million of the total Program budget. The implementation of this program is estimated to occur during 2005 - 2010, with the support of the World Bank.

Competition

We do not face any competition in the municipalities in which we provide water and sewage services, and we believe that in those municipalities we have an exclusive right to provide such services. We do not serve, either directly or on a bulk basis, 272 municipalities in the State of São Paulo that operate their own water and sewage systems and that collectively have a population of approximately 11.9 million, or 30% of the population of the State. In addition, private water companies provide three municipalities with water and sewage services pursuant to concessions from such municipalities.

Under current Brazilian law, a municipality may terminate a concession at any time prior to its contractual expiration date for any “good public reason”, although we have the right to continue providing services until the municipality has paid all indemnification payments due to Sabesp. Termination of a concession must be initiated by the mayor and approved by the municipal chamber of representatives by means of a law approved by a majority of the municipal representatives. The municipality itself or another concessionaire could then replace Sabesp and would then be in competition with Sabesp. The loss of concessions could have a material adverse effect on our business, results of operations, financial condition or prospects and on our competitive position in the State of São Paulo, depending on the geographic area covered and the population served. Although we believe we generally have good relationships with the municipalities served and are in the process of developing closer relationships, we cannot assure you that such relationships will continue to be satisfactory or that municipalities will not seek to rescind their concessions to Sabesp.

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

Pending Legislation

Proposed legislation, the Lei do Saneamento Básico (Sanitation Law), which has been under discussion in the Federal House of Representatives, would introduce the creation of a legal framework to govern water and sewage services. Under the proposed legislation, the organization of water and sewage services would take into consideration the existing water basins as well as the network structures of municipalities, and the National Water Agency would be responsible for the regulation of the provision of water and sewage services. In addition, it is expected that the proposed legislation, if and when approved, will define the party responsible for granting concessions for water and sewage services within the metropolitan regions, including the São Paulo Metropolitan Region.

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

Concessions

Concessions for water and sewage services are evidenced by contracts between the federal, state or municipal government, as the case may be, and a concession under which the concessionaire is granted the right to supply these services in a particular municipality or region. Our concessions usually have a contractual term of not longer than 30 years, although a number of our concessions are of unlimited duration. However, our concessions generally may be terminated at any time if certain quality and safety standards are not met or if there is a default under the concession contract. A substantial portion of our concessions is automatically renewable unless notice of rescission is received by the non-rescinding party at least six months prior to the expiration date of the concession. A municipality that elects to take control of its water and sewage services must either provide such services itself, auction the concession to potential concessionaires through a competitive public bidding process, or enter into agreements with a public entity directly. The State Constitution provides that, if we are replaced as the concessionaire by any municipality, the municipality must reimburse Sabesp for the unamortized economic value of its investments. See “Concessions” above for a further description of our concessions.

Federal legislation enacted in 1995, and subsequently amended, governs the granting of concessions in Brazil. The Federal Concessions Law regulates the granting of concessions by federal, state and municipal governments. In addition, the Federal Public Bidding Law sets forth the bidding procedures related to the granting of concessions. At the São Paulo State level, the State Concessions Law corresponds to the Federal Concessions Law, and the State Public Bidding Law corresponds to the Federal Public Bidding Law. In the event of any conflict between federal and state law, federal law prevails.

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

The City of São Paulo legislature approved Law No. 13,670, of November 25, 2003, which regulates article 148 and the sole paragraph of article 149 of the Organic Law of the Municipality of São Paulo, concerning water supply and sewage public services, establishes the Municipal Regulation System of Water Supply and Sewage Public Services, creates the Regulatory Authority for Water and Sewage Services of São Paulo, addresses its organization and operation and establishes the Municipal Sanitation Plan. Pursuant to this Law, the Mayor of the City of São Paulo has authority to grant and monitor formal concessions for water and sewage services in the Municipality of São Paulo. Following the enactment of Law No 13,670, the Governor of the State of São Paulo has filed a legal action alleging that the Law is unconstitutional. As a result, the enforcement of Law No. 13,670 has been suspended and the merits of such lawsuit have not yet been judged. The provisions of the State Concessions Law parallel the provisions of the Federal Concessions Law.

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

Under existing law, Federal Governmental agencies are authorized to collect fees from persons that either abstract water from, or dump sewage into, water resources controlled by these agencies. In most cases, the fees have yet to be established by implementing regulations. However, for one specific water basin (the Rio Paraíba do Sul water basin), recent legislation was enacted requiring Sabesp to pay the Federal Government or an agency in respect of the use of water, and Sabesp started making payments in this respect on March 2003.

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

Under state law, implementation of any project that involves the use of surface or underground water requires prior authorization or licensing of the competent government authority.

Pursuant to an executive order of the Governor of the State of São Paulo, the Departamento de Águas e Energia Elétrica (Department of Water and Energy) of the State of São Paulo has as its objectives establishing (1) a policy for the use of water resources with a view to developing the water business of the State of São Paulo, and (2) plans, studies and projects related to the integral use of water resources, directly or by means of agreements with third parties. The

Department of Water and Energy has established the standards which regulate abstraction of water from water resources in the State of São Paulo.

State law provides the basis for the fees charged by governmental water agencies in the State of São Paulo for the extraction of water from the State of São Paulo’s water resources controlled by such agencies. Although governmental water agencies in the State of São Paulo currently do not charge fees for any of the water which Sabesp extracts, there can be no assurance that such fees will not be charged in the future. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business— We may become subject to substantial water- and sewage-related charges imposed by governmental water agencies of the State of São Paulo and of the Federal Government” for more information.

Water Quality

An ordinance issued by the Ministério da Saúde (Ministry of Health) of the Brazilian government sets forth the standards of potability of all water for human consumption in Brazil. This ordinance is modelled on the U.S. Safe Drinking Water Act and regulations promulgated by the U.S. Environmental Protection Agency thereunder. The Secretaria de Estado da Saúde (Secretariat of Health) of the State of São Paulo has also set minimum standards for the potability of water for human consumption which are more restrictive than the national rules.

We analyze test samples at our laboratories to determine compliance with Ordinance No. 518, of March 25, 2004 and state law using “Standard Methods” (181st. Edition) procedures established by the American Water Works Association.

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

Companhia de Tecnologia de Saneamento Ambiental—CETESB (Environmental Sanitation Technology Company, or CETESB), a mixed capital company controlled by the Secretariat of the Environment of the State of São Paulo, is authorized under state law to monitor discharges of pollutants into public waters and to enforce the requirements of state law. CETESB has the power to grant consents to entities which are discharging pollutants into receiving waters. Although we have not received formal authorization from CETESB to discharge untreated sewage into waters, we continue to discharge such sewage with the knowledge of, and after having made disclosure to, CETESB. Our capital expenditure program includes the Tietê Project, which is designed to reduce the discharge of untreated sewage into the River Tietê, a major river in the São Paulo Metropolitan Region. CETESB participates in the development of this project. There can be no assurance that we will not be required in the future to obtain specific consents or authorizations for discharges of untreated sewage.

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

Some municipalities of the State of São Paulo have enacted municipal laws requiring Sabesp to charge a fixed fee, and not a tariff, for sewage services being provided. To date, we have not acknowledged the enforcement of any such laws.

Tariff Regulation

The tariffs set by Sabesp for its services are subject to federal and State regulation to some extent.

In 1991, involvement of the Brazilian government in the establishment of tariff rates for the provision of water and sewage services ended pursuant to a federal executive order dated September 5, 1991. In addition, on December 16, 1996, the Governor of the State of São Paulo issued a decree which approved the existing tariff system and allowed Sabesp to continue to set its own tariffs. We have set our tariffs based on the general objectives of maintaining our financial condition and preserving “social equity” in terms of the provision of water and sewage services to the population. Furthermore, this decree directs Sabesp to apply the following criteria in determining its tariffs:

•	category of use;

•	capacity of the water meter;

•	characteristics of consumption;

•	volume consumed;

•	fixed and floating costs;

•	seasonal variations; and

•	social and economic conditions of residential customers.

The costs associated with the exploitation of water resources, depreciation, provision for bad debts, amortization of expenses and adequate remuneration for investments also may be considered by Sabesp in determining tariffs. We usually submit new tariffs to the Governor of the State of São Paulo for approval, although we are not required by law to do so. We have recently implemented a new readjustment formula designed to better reflect costs. See “Customers-Tariffs” above.

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

Tariffs must be published in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo).

We are subject to a federal law which, in the case of water and sewage services provided pursuant to certain concessions, effectively prohibits tariffs that would produce a return on assets in excess of 12% per annum. Return on assets is calculated using operating income (before financial and certain other expenses) measured against operational assets (property, plant and equipment and certain other assets), based upon our financial statements prepared in accordance with the Corporate Law Method. We continue to be subject to the above return on assets limitation in adjusting tariffs because substantially all of our concessions were granted during the period in which these rate regulations were in effect. We are not, however, subject to such limitations in setting tariffs under our newer concessions or for the City of São Paulo and other municipalities in which we operate without formal concessions. The above return on assets limitation does not apply to renewals of existing concessions. In any event, our tariffs have been set in the past, and continue to be set, at levels well below the return on assets limitation discussed above.

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

The Central Bank resolution further provides that the requirements described above do not apply to financing transactions involving multilateral or official organizations such as the World Bank, the InterAmerican Development Bank or the Japan Bank for International Cooperation. The Central Bank circular implementing this resolution provides, among other things, that the account referred to in the first bullet point above must be an escrow account opened in a federal financial institution, which is to hold such funds until released for the purpose of refinancing outstanding obligations of the issuer. The circular further provides that the escrow account described in the second bullet point above must be an escrow account to be opened in a federal financial institution and to secure the payment of principal and interest on the external debt.

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

Property, plant and equipment

Our principal properties consist of reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water mains, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections. At December 31, 2003, we owned 193 water treatment facilities and approximately 56,777 kilometers of water pipes and mains, as well as 428 sewage treatment facilities and approximately 35,759 kilometers of sewer lines, and trunk lines, interceptors and outfalls.

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

At December 31, 2003, the total net book value of our property, plant and equipment was R$14,063.2 million.

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

In particular, the construction and operation of water and sewage treatment facilities, as well as the release of effluents and final disposal of the sludge generated as a result of the water and sewage treatment process, must comply with environmental standards established by State environmental laws, in particular, by State Decree No. 8,468 of September 8, 1976, as amended.

Non-compliance with environmental laws and regulations can lead to the imposition of criminal and administrative penalties, in addition to civil liability which may arise as a result of environmental damages. Pursuant to Brazilian Federal Law No. 9,605 of February 12, 1998, individuals (including but not limited to the directors, officers and managers of legal entities) may be penalized with imprisonment or other restrictions on personal rights for violations of environmental rules and regulations, and legal entities may be penalized with fines, restrictions on rights, including, among other things, rights to be granted tax benefits and to enter into contracts with public entities, and mandatory rendering of services in the public benefit. At the administrative level, penalties range from warnings and fines to partial or total suspension of corporate activities, and may also include the forfeiture of, or restriction on, tax incentives, and the cancellation or interruption of participation in credit facilities granted by government banks, as well as a prohibition on contracting with entities of the public sector.

Since 1995, we have maintained a division responsible for developing environmental impact studies and programs. We believe that we are in material compliance with all relevant environmental laws and regulations.

Our procedure for constructing and operating water and sewage facilities involves the mandatory compliance with environmental legal requirements. Firstly, for those projects which have a significant environmental impact, studies are prepared by outside experts who make recommendations on measures designed to minimize the environmental consequences of a project. The environmental impact report is then submitted to governmental authorities for analysis and approval. Once the environmental impact assessment is approved, the project goes through a three-stage licensing process, which includes licenses:

•	to define the exact location and scope of work;

•	to begin construction; and

•	to operate the facility.

In order to obtain the environmental licensing of those undertakings that have a significant environmental impact or as result of an environmental impact assessment, environmental agencies may impose on Sabesp an obligation to establish a nature conservation area. In order to fulfill such obligation, we are required by environmental regulations to spend not less than 0.5% of the total cost of the relevant undertaking for that purpose. We also have a policy of implementing programs to encourage water conservation in order to minimize the environmental impact of our ongoing operations.

Although our environmental compliance costs have not been substantial to date, we believe these costs will increase as water and sewage treatment capacity increases. The amount and timing of future expenditures required to comply therewith could substantially increase from current levels.

Insurance

We maintain insurance covering, among other things, fire or other damage to our property, office buildings and third-party liability. We currently obtain our insurance policies through public bids involving major Brazilian and international insurance companies in Brazil. At December 31, 2003, we had paid a total aggregate amount of R$6.6 million in premiums, covering approximately R$971.9 million. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption. In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers. We believe that we maintain insurance at levels customary in Brazil for the type of business in which we are engaged.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our audited financial statements included in this annual report. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3. Key Information—Risk Factors”.

The financial statements in this annual report have been prepared in accordance with the Corporate Law Method, which differs in certain significant respects from U.S. GAAP. We have included a discussion below of the material differences between the Corporate Law Method and U.S. GAAP related to each critical accounting policy in our audited financial statements. For additional information regarding other differences between the Corporate Law Method and US GAAP, please see Note 25 to our audited financial statements

In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, except as the context otherwise indicates.

Overview

We operate public water and sewage systems in the State of São Paulo, including in the City of São Paulo, Brazil’s largest city, and in more than one-half of the other municipalities in the State. We also make bulk sales of water to six additional municipalities in which we do not operate water systems.

The São Paulo Metropolitan Region, which includes the City of São Paulo, is our most important service territory. With a population of approximately 18.7 million, the São Paulo Metropolitan Region accounted for approximately 75.8% and 75.9% of our operating revenues in 2002 and 2003, respectively. Approximately 72.7% and 72.9% of the property, plant and equipment reflected on our balance sheet at December 31, 2002 and 2003, respectively, is located in this Region. The demand for our water and sewage services has grown steadily over the years, particularly in the São Paulo Metropolitan Region. As a result of a prolonged drought during 2002 up to 2003, the risk of not fully meeting demands for water supply in this region increased. However, these risks have been manageable. In an effort to respond to the demand in the São Paulo Metropolitan Region and because the Region represents the principal opportunity to increase our net operating revenues, we have dedicated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this Region. Our capital expenditure program is our most significant liquidity and capital resource requirement.

We experienced major operational and financial problems beginning in the mid-1980s, culminating in 1994. In 1994, we had some difficulty in meeting all of our debt and other obligations. Because we did not have the resources to make necessary capital expenditures to maintain our water and sewage systems, we experienced frequent breakdowns in our water distribution systems such that the weakened condition of these systems exacerbated water shortages and threatened, in some cases, water supplies. See “Item 4. Information on the Company — History”.

Our results of operations and financial condition are highly dependent upon our ability to set and collect adequate tariffs for our water and sewage services. Although we generally have broad power to establish tariffs within our service territories, this power is, in practice, subject to limits due to, among other factors, the following:

•	political considerations arising from our status as a State of São Paulo-controlled company;

•	anti-inflation measures promulgated by the Brazilian Federal Government from time to time; and

•	federal laws that in some circumstances limit to 12% per year the return on the assets of some of our concessions. See “Item 4. Information on the Company—Government Regulation—Tariff Regulation”.

Tariffs have often failed to keep up with inflation during periods of high inflation in the past. During the past few years, we generally have been able to raise tariffs in line with increases in cost of services rendered and operating expenses and to support our liquidity and capital resource requirements. We were able to increase our tariffs in mid-1998, which primarily accounted for an increase of approximately 6.9% in net operating revenues in that year, and again in mid-1999, which primarily accounted for an increase of approximately 4.3% in net operating revenues in that year. These tariff increases in 1999 exceeded inflation levels. In 2000, we did not raise tariffs due to the State policy for that year of not increasing tariffs for many public services. In June 2001, however, we increased our average tariff by approximately 13.1%, which was broadly in line with prevailing inflation rates in Brazil since mid-1999 as measured by the consumer price index, and in August 2002, we increased our tariffs by approximately 8.2%. In August 2003, we increased our tariffs by approximately 18.9%. Tariffs have historically been adjusted once a year during June, July or August. The following table sets forth, for the periods indicated, the percentage increase of our tariffs, as compared to three inflation indices:

	Twelve months ended June 30,
	1999	2000	2001	2002	2003
Increase in Average Tariff (1)	15.8%	—	13.1%	8.2%	18.9	% (2)
Índice Geral de Preços do Mercado IGP-M (General Price Index-Market).	8.1%	14.4%	11.2%	9.5%	28.2%
Índice de Preços ao Consumidor—IPC-FIPE (Consumer Price Index)	(0.5)%	6.9%	6.2%	5.8%	14.2%
Índice de Preços ao Consumidor Ampliado—IPCA (Extended Consumer Price Index)	3.3%	6.5%	7.4%	7.7%	16.6%

(1)	Tariff increases, if any, for each twelve-month period took effect in June, July or August.

(2)	Tariff increase effective August 29, 2003 for all categories except residential social and residential favela.

Sources: Central Bank, Fundação Getúlio Vargas and Fundação Instituto de Pesquisas Econômicas.

We believe that our last tariff increases and the continuing implementation of our strategy have, to date, enhanced our business operations and financial performance and should provide the basis for our long-term operational and financial development, although we cannot provide you with any assurances in this regard. See “Item 4. Information on the Company—Strategy”. Any failure to establish or maintain tariffs commensurate with our liquidity and capital resource requirements could have an adverse effect on our results of operations and financial condition.

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

The Brazilian government’s measures to mitigate the crisis were unsuccessful, and continued pressure on the currency led the government to devalue the real in January of 1999. The real was devalued by 31.7% against the U.S. dollar during the first half of 1999, and by 32.4% for the year as a whole. The Central Bank raised base interest rates to approximately 45% in March 1999. The base interest rate is the benchmark interest rate payable to holders of securities issued by the Federal Government and traded at the Sistema Especial de Liquidação e Custódia—SELIC (Special System for Settlement and Custody).

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

In 2002, several negative economic factors continued to adversely affect consumer confidence levels in Brazil. Prior to and subsequent to the presidential elections in November 2002, there was substantial uncertainty relating to Brazil’s own political and economic future. Other negative economic factors in 2002 included the continued economic and political uncertainties in Argentina and in Venezuela, concerns over the impact of the conflict in the Persian Gulf and its effects on the price of petroleum products and the global economic slowdown. The sharp devaluation of the real in the second half of 2002 heightened concerns over a possible return to high inflation. The monetary authorities under both the former and new presidential administrations acted quickly to increase interest rates through the end of the year, which severely restricted credit available in the economy and consequently growth. General price inflation (IGP-M) increased to 25.3% in 2002, the annual base interest rates at year-end were 25.0% and the gross national product grew by an estimated 1.5%.

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

During 2003, the real appreciated 22.3% as the real/U.S. dollar exchange rate fell to 2.8892 reais at December 31, 2003.

The Central Bank increased the base interest rate to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003 and decreased it to 16.5% on January 21, 2004, to 16.25% on March 17, 2004 and to 16.0% on April 14, 2004.

The following table shows Brazilian inflation as measured by the IGP-M and IPC-FIPE, devaluation (appreciation) of the real against the U.S. dollar and the period-end exchange rates and average exchange rates for the periods indicated:

	December 31,
	1999	2000	2001	2002	2003
Inflation (IPC-FIPE)	8.6%	4.4%	7.1%	9.9%	8.2%
Inflation (IGP-M)	20.1%	10.0%	10.4%	25.3%	8.7%
Devaluation (appreciation) of the real versus U.S. dollar	32.4%	8.5%	15.7%	34.3%	(22.3%)
Period-end exchange rate – US$1.00(1)	R$1.7890	R$1.9554	R$2.3204	R$3.5333	R$2.8892
Average exchange rate – US$1.00(2)	R$1.8019	R$1.8313	R$2.3531	R$2.9983	R$3.0600

(1)	The real/U.S. dollar exchange rate as of April 30, 2004 was R$2.9447.

(2)	The average exchange rate is the sum of the closing exchange rates at the end of each month in the period divided by the number of months in the period.

Sources: Fundação Getúlio Vargas and the Central Bank.

During the four-month period ended April 30, 2004, the real depreciated 1.9% against the U.S. dollar from R$2.8892 at December 31, 2003 to R$2.9447 at April 30, 2004.

Our results of operations and financial condition are significantly affected by Brazilian economic conditions, particularly by exchange rate movements, inflation rates and interest rate levels.

We had total foreign currency-denominated indebtedness of R$3,012.7 million at December 31, 2003, and we anticipate that we may incur substantial foreign currency-denominated indebtedness in the future. In the event of further significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency-denominated obligations would increase as measured in reais, particularly as our tariff and other revenues are based solely in reais. In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. For example, the 34.3% devaluation of the real in 2002 increased our financial expenses and negatively affected our overall results of operations for that year. The 32.4% devaluation of the real in 1999 was the primary factor in our net loss for that year.

Inflation affects our financial performance by increasing our costs of services rendered and operating expenses. In addition, all of our real-denominated debt is indexed to take into account the effects of inflation. Most of our real-denominated debt provides for inflation-based increases in the respective principal amounts of that debt, which increases are determined by reference to the Taxa Referencial-TR (daily government interest rate) plus an agreed margin. We cannot assure you that we will be able, in future periods, to increase tariffs to address, in full or in part, the effects of inflation.

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

Effects of Drought and Electrical Energy Crisis

Much of Brazil experienced a prolonged and severe drought during 2000 and 2001. The São Paulo Metropolitan Region, in particular, faced its worst drought in 65 years. As a result, from mid-June to mid-September in 2000, we rationed water in the south of the São Paulo Metropolitan Region, affecting approximately 3.5 million people, or 20% of the total population of this Region. Under this rationing, water was made available to our customers for only two out of every three days. During this period of rationing, we also reduced our total water production by 8%. From April 2001 through January 2002, we rationed water in the west of the São Paulo Metropolitan Region, affecting approximately 300,000 people. Under this rationing, water was made available to these 300,000 customers for only 40 out of every 78 hours. The year of 2003 was also marked by low levels of rainfall and drought. From October to December 2003 we rationed water on the western part of the São Paulo Metropolitan Region, served by the Alto Cotia System, affecting approximately 450.000 people, or 2% of the Region’s population. Under this rationing water was available to those customers for three days, followed by two days of rationing. During this period our total water production volume was reduced in 0.8%. As a result of the drought, our revenues declined as our volume of water billed decreased, and our costs increased because of required expenditures to protect and develop water sources and to preserve water quality. Any recurrence of drought for a lengthy period could cause us to again ration water and thereby have a negative effect on our results of operations and financial condition.

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

Interest on Shareholders’ Equity

Brazilian corporations are permitted to distribute dividends in the form of a tax-deductible notional interest expense on shareholders’ equity in accordance with Law No. 9, 249, dated December 26, 1995, as amended. The rate at which tax-deductible interest may be paid is limited to the product of the average Taxa de Juros de Longo Prazo-TJLP (a long-term interest rate published by the Brazilian government) and shareholders’ equity during the relevant period and cannot exceed the greater of:

•	50% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; and

•	50% of retained earnings.

Distribution of interest on our shareholders’ equity is a tax-deductible expense, for both income tax and social contribution purposes. The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory dividend. We are required to pay a mandatory dividend of not less than 25% of our net income, subject to some exceptions and adjustments.

In 1998, 2000 and 2001, we paid our shareholders interest on shareholders’ equity in lieu of dividends. We did not pay interest on shareholders’ equity or dividends in 1999, as we were not required to pay a mandatory dividend in light of our net loss in that year. In 2002, we announced that we would pay our shareholders interest on shareholders’ equity in June 2003. In April, May and November 2003, and January 2004, we announced that we would pay our shareholders interest on shareholders’ equity within 60 days after our 2004 annual shareholders’ meeting. In February 2004, we announced that we would pay our shareholders interest on shareholders’ equity within 60 days after our 2005 annual shareholders’ meeting.

Interest on shareholders’ equity is recorded as part of, but is immediately reversed under, the financial expenses line item in our statement of operations. See note 18 to our audited financial statements. The tax deduction relating to distributions of interest on shareholders’ equity is reflected under the income tax and social contribution line items in our statement of operations. This tax benefit consequently contributes positively to net income (loss) in our statement of operations.

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

Our management discussion and analysis of financial condition and results of operations are based upon our primary financial statements, which have been prepared in accordance with the Corporate Law Method and which differ in significant respects from U.S. GAAP. In addition, we have included a discussion on material differences between the Corporate Law Method and U.S. GAAP related to each critical accounting policy in our audited financial statements.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers. The accounting policy adopted by Sabesp for establishing the allowance for doubtful accounts includes:

•	accounts receivable balances (excluding accounts receivable from the State Government) more than R$5,000 and less than R$30,000 overdue more than 360 days are included in the allowance for doubtful accounts;

•	accounts receivable balances (excluding accounts receivable from the State Government) more than R$30,000 overdue more than 360 days, for which legal action has been taken, are included in the allowance for doubtful accounts; and

•	accounts receivable balances (excluding accounts receivable from the State Government) less than R$5,000 overdue more than 180 days are written off through a direct charge to accounts receivable (debts recovered are recorded as a reduction of selling expenses).

Provisions to the allowance for doubtful accounts are included in selling expenses, net of recoveries. The net charge to this allowance was R$37.6 million in 2003, R$162.9 million in 2002 and R$153.8 million in 2001.

Our methodology for determining the allowance for doubtful accounts receivable requires significant estimates, considering a number of factors including historical collection experience, current economic trends, estimates of forecast write-offs, the aging of the accounts receivable portfolio and other factors. While we believe that the estimates we use are reasonable, actual results could differ from those estimates.

In addition, we have substantial assets consisting of amounts owed by the State. These amounts consist primarily of accounts receivable for services, reimbursement for pensions paid and amounts due under our December 2001 and March 2004 agreement with the State. We do not reserve against any of these amounts owed by the State due to the following factors:

•	we do not expect to incur losses from these accounts receivable;

•	we entered into agreements in September 1997, December 2001 and March 2004 under which the State Government has committed to settle the outstanding amounts due to us described in these agreements by applying dividends declared by us to the remaining balance of the accounts receivable owed by the State or its controlled entities; and

•	under Brazilian Federal Law No. 9,430, we are not permitted to write off or record an allowance for doubtful accounts against any amounts owing to us from the State Government or entities controlled by the State Government.

As of December 31, 2003, the amounts owed to us by the State consisted of R$164.2 million in accounts receivable related to the provision of services (net of R$401.7 million of amounts applied in respect of dividends payable to the State) and R$491.0 million in reimbursement for pensions paid on behalf of the State government, and we expect that these amounts will continue to increase in the future.

If the State does not pay the amounts it owes to us, our cash flows, results of operations and financial condition will be impacted.

For U.S. GAAP purposes, the amounts receivable from the State Government for pensions paid is not recorded as accounts receivable, but rather is included as part of our estimated pension and other postretirements obligations. Only amounts effectively reimbursed by the State are presented as additional paid-in capital. No additional differences have been identified between accounting policies for accounts receivable and allowance for doubtful accounts under the Corporate Law Method and U.S. GAAP.

Indemnities receivable

Indemnities receivable is a long-term asset representing amounts receivable from the municipalities of Diadema and Mauá as indemnification for the unilateral withdrawal by those authorities of our water and sewage service concessions. At December 31, 2003, this asset amounted to R$148.8 million.

Under our concession agreements we invested in the construction of water and sewage systems in these municipalities to meet our concession service commitments. Upon the unilateral termination of the Diadema and Mauá concessions, our assets were impounded by the municipal authorities, which took on the responsibility of providing water and sewage services in these areas. At that time, we reclassified our property, plant and equipment balances relating to the impounded assets to long-term assets (indemnities receivable) and recorded impairment charges to reduce the carrying value of the assets to the estimated recoverable amounts for which we had contractually agreed as fair compensation with the relevant authorities.

Our rights to the recovery of these amounts are being disputed by the municipalities and no amounts have been received to date. Based on the advice of legal counsel, we continue to believe that we have the right to receive such amounts and we continue to monitor the status of the legal proceedings. However, the ultimate amounts to be received, if any, will most likely be subject to a final court decision. As such, actual amounts received could differ from those recorded.

No differences have been identified between accounting policies on compensation for concession termination adopted under the Corporate Law Method and U.S. GAAP.

Property, plant and equipment

Valuation of long-lived assets

We review long-lived assets, primarily buildings, water and sewage system assets and acquired concession assets to be held and used in our business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Under the Corporate Law Method, we evaluate possible impairment by determining whether projected future operating income is sufficient to absorb the depreciation or amortization of long-lived assets, within the context of the balance sheet as a whole.

Studies supporting the write-offs for obsolescence and abandonment of projects are conducted by our engineering department in the accounting period of the write-offs based on undiscounted cash flow projections, and approved by our Board of Directors. We monitor the carrying value of our property, plant and equipment on an on-going basis and adjust the net book value to assure future projected operations will be sufficient to recover the carrying value of the assets. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets. When possible, depreciation rates are adjusted to take account of changes in estimated prospective depreciable lives as assets are replaced.

U.S. GAAP Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment of Long-lived Assets”, requires companies to periodically evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances warrant such a review. Companies are required to identify the smallest unit, or group, of assets at which cash flows generated by the group can be measured. The projected undiscounted cash flows from each such asset group is compared to its carrying value. For those assets for which the projected cash flows are not sufficient to recover the carrying values, a loss is recognized to the extent that the carrying value exceeds the fair market value of the assets.

In evaluating impairment of our long-lived assets, we make significant assumptions and estimates regarding matters that are inherently uncertain, including projections of future operating income and cash flows, future growth rates, and the remaining useful lives of the assets, among others. In addition, projections are computed over an extended period of time, which subjects those assumptions and estimates to an even larger degree of uncertainty. While we believe that the estimates we use are reasonable, the use of different assumptions could materially affect our valuations.

No adjustments have been included in the reconciliation from the Corporate Law Method to U.S. GAAP to take account of differences between the measurement criteria, because no impairment provisions were required based on our analysis of cash flows. Losses on the write-off of property, plant and equipment arose primarily from adjustments upon withdrawal of concession assets, construction-in-progress projects which were deemed no longer to be economically feasible and obsolescence write-offs.

Depreciation of property, plant and equipment

Depreciation of our property, plant and equipment, primarily buildings, water and sewage service assets and concession assets acquired, is provided using the straight-line method based on the estimated useful lives of the underlying assets, which generally do not exceed the contractual terms of our concession agreements.

While we believe that our estimates of current remaining estimated lives is reasonable, the use of different assumptions and estimates and changes in future circumstances, could affect the remaining useful lives of our asset, which could have a significant impact on our results of operations in the future.

Loss contingencies

We are a party to a number of legal proceedings involving significant monetary claims. These legal proceedings include, among others, tax, labour, condemnation and other proceedings. We accrue for probable losses resulting from these claims and proceedings when we determine that the likelihood that a loss has occurred is probable and the amount of such loss can be reasonably estimated. As such, we are required to make judgments regarding future events for which we often seek the advice of legal counsel. As a result of the significant judgment required in assessing and estimating these loss contingencies, actual losses realised in future periods could differ significantly from our estimates.

No differences have been identified between accounting policies on loss contingencies adopted under the Corporate Law Method and U.S.GAAP.

Pension plans

Plan G1

We sponsor a funded defined-benefit pension and benefits fund (“Plan G1”), which is operated and administered by SABESPREV—Fundação SABESP de Seguridade Social.

Under the Corporate Law Method, prior to January 1, 2002, we recorded pension expense on an accrual basis based on our contributions to the plan. Effective January 1, 2002, in accordance with the issuance of a new accounting standard, we began accounting for our actuarial obligation under Plan G1. As permitted under this standard, we are amortizing the transition obligation related to the actuarial value of our obligation at the date of adoption of the new standard over a period of five years, which is recorded in our statements of operations as an extraordinary item, net of the related tax impacts. During 2003, pension costs charged to income totaled R$88.8 million, of which R$35.1 million (net of tax effects totaling R$18.1 million) was presented as “extraordinary item net of income tax and social contribution”. The remaining R$53.7 million was charged to cost of services rendered, general and administrative expenses and selling expenses.

Under U.S. GAAP, we had already adopted the provisions of SFAS No. 87, “Employers’ Accounting for Pensions” prior to 2002, which requires that we recognize an actuarial liability for pension benefits under Plan G1. While the actuarial assumptions used for US GAAP are the same as those used in determining the actuarial liability under the Corporate Law Method, pension costs and obligations under U.S. GAAP and the Corporate Law Method are not the same, mainly due to differences related to the first year of application, the amortization of the initial transition obligation, amortization periods for other actuarial gains and losses, and actuarial calculation methods, among others.

Plan G0

Pursuant to a law enacted by the State Government, some of its employees who provided service to Sabesp prior to May 1974 and retired as employees of Sabesp acquired a legal right to receive supplemental pension payments (which rights are referred to as “Plan G0”). These amounts are paid by us on behalf of the State and are claimed as reimbursement from the State. As such, no pension expense related to Plan G0 is recorded and no future obligations are recorded under the Corporate Law Method.

Consistent with the guidance in SEC Staff Accounting Bulletin Topic 5-T (“SAB No. 5-T”), under US GAAP, we recognize the costs and obligations associated with Plan G0 supplemental pension benefits on a “push-down basis,” as the Company is the recipient of the benefits of the employee service for which the supplemental pension benefits are made. The Plan G0 benefit obligation and expenses are accounted for in accordance with SFAS No. 87. Eventual amounts received as reimbursement from the State Government, if any, are treated as additional paid-in-capital. As such, Plan G0 is considered unfunded for purposes of US GAAP.

Assumptions

Accounting for these pension benefits under the Corporate Law Method and US GAAP, requires an extensive use of assumptions, including those related to the inflation adjusted discount rate, expected return on plan assets, the expected rate of future compensation increases received by our employees, mortality rates, and turnover. We review each assumption annually, with the assistance of our actuarial consultant who provides guidance in establishing the assumptions. The assumptions are selected to represent the weighted average expected experience over time and may differ in any one year from actual experience due to changes in the capital markets and the overall economy, regulatory events, judicial rulings, and higher or lower actual rates of withdrawal, turnover or mortality within the population of our employee participants. While we believe that our assumptions used are appropriate, differences in actual experience or changes in assumptions could affect the amount of pension expense that we recognize.

The present value of our pension obligations was based on a discount rate of 12.32%, 15.56% and 10.50% for 2003, 2002 and 2001, respectively. Our pension obligation and expense increases as the discount rate is reduced.

Our expected return on plan assets for Plan G1 is determined by evaluating the asset class return expectations with our advisors, as well as actual, long-term historical results of our asset returns. For 2003, we used an expected rate of return on assets assumption of 12,06%, which is expected to remain the same for 2004. The expected return on assets assumption is based on a targeted allocation of investments in accordance with the investment strategies of the plans. We believe that actual long-term asset allocation on average will approximate this targeted allocation.

Certain Transactions with Controlling Shareholder

Reimbursement due from State Government

Reimbursement due from the State Government for pensions paid represent supplementary pensions (Plan G0) and leave benefits (sabbatical paid leave) that we pay, on behalf of the State Government, to former employees of the State-owned companies which merged to form Sabesp. These amounts are reimbursed to us by the State Government, as primary obligor. However, these amounts have been outstanding for a long period. As described under “-Accounts receivable and allowance for doubtful accounts” above, we account for these as long term assets, and we do not reserve against such accounts receivable as we expect to recover these amounts and loss is not considered probable. For U.S. GAAP purposes, these accounts receivable amounts are charged to income when paid, and recognized on a push-down basis as mentioned above. Reimbursements received are recognised as additional paid-in capital.

Accounts receivable from the State Government for water and sewage service provided

Certain accounts receivable from the State Government for water and sewage services provided to State-owned entities have been overdue for a long period. As described under “-Accounts receivable and allowance for doubtful accounts” above, we account for these as long term assets, and we do not reserve against such accounts receivable as we fully expect to recover these amounts and loss is not considered probable.

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

We have the right to draw water and release emissions in the reservoirs in the Alto Tietê system during a 30-year period which began in 1997. We capitalize our expenditures on the facilities we construct. The project subject to the 1992 agreement was concluded and the assets entered operations in 1994. The project subject to the 1997 contract became operational in 2002 and is being depreciated on a straight-line basis through 2027.

The arrangement for use of the Billings and Guarapiranga reservoirs is provided for through a grant issued by the State Department of Water and Energy. Sabesp has a right to use these reservoirs so long as Sabesp remains responsible for maintaining and meeting their operating costs.

Recent Developments

Changes to Tax Law

In December 2002, Brazilian tax law was amended to change PASEP (Programa de Formação do Patrimônio do Servidor Público) to reduce the effect of double taxation, and to tax added value by allowing to record PASEP payments as credits to be compensated against future amounts. Our cost of services and selling, general and administrative expenses from 2003 onward thus show PASEP credits as offsetting amounts. However, any PASEP payments made by Sabesp in relation to salaries and benefits cannot be recorded as credits.

São Bernardo do Campo

On December 19, 2003, we agreed to purchase the water and sewage assets of the municipality of São Bernardo do Campo, thus obtaining the right to provide water and sewage services in that municipality, which had previously been one of our bulk sale customers. The economic value of the transaction was R$415.5 million, which was recorded as an intangible asset. The municipality owed us receivables in the amount of R$265.4 million when subjected to monetary adjustment, and this amount was recorded as a recovery against allowances for doubtful accounts. The R$150.0 million balance is being paid in cash, in instalments through November 2004.

Voluntary Redundancy Plan

In 2003 we initiated a voluntary redundancy plan in order to reduce headcount. Salary and related costs with respect to cost of services rendered, selling expenses and general administrative expenses have all decreased as a result of this plan.

Results of Operations

The following table sets forth, for the periods indicated, certain items in our statement of operations, each expressed as a percentage of net operating revenue:

	Year ended December 31,
	2001	2002	2003
Net operating revenue	100.0	100.0	100
Cost of services rendered	(46.3)	(48.2)	(49.8)
Gross profit	53.7	51.8	50.2
Selling expenses	(9.7)	(10.2)	(7.2)
General and administrative expenses	(5.9)	(6.0)	(6.2)
Financial expenses, net	(32.2)	(60.4)	(8.4)
Operating profit (loss)	5.9	(24.8)	28.4
Non-operating expenses, net	(2.2)	(0.1)	(1.3)
Income (loss) before taxes on income	3.7	(24.9)	27.1
Income tax and social contribution	2.6	8.5	(5.9)
Extraordinary item, net of income tax and social contribution	—	(0.9)	(0.9)
Net income (loss)	6.3	(17.3)	20.3

2003 Compared to 2002

Net Operating Revenue

Net operating revenue for 2003 increased by R$342.8 million, or 9.1%, to R$4,109.9 million from R$3,767.1 million for 2002.

Water net operating revenue from delivery of water, bulk water sales and services such as connections to water services increased by R$182.3 million, or 8.2%, to R$2,403.5 million from R$2,221.2 million for 2002. This increase was primarily due to an average increase of 18.95% in tariffs, which came into effect on August 29, 2003, together with the continuing effect of an average tariff increase of 8.2% in August 2002. The volume of water distributed in 2003 decreased by 0.3%.

Sewage net operating revenue increased by R$160.4 million, or 10.4%, to R$1,706.3 million from R$1,545.9 million for 2002. This increase was due primarily to an increase in tariffs, as sewage tariffs are set by reference to water tariffs, together with a 0.4% increase in volume.

Cost of Services Rendered

Cost of services rendered for 2003 increased by R$231.8 million, or 12.8%, to R$2,046.8 million from R$1,815.0 million for 2002. As a percentage of net operating revenue, costs of services rendered increased to 49.8% for 2003 from 48.2% in 2002. The increase in cost of services was primarily due to the following factors:

•	an increase of R$139.5 million, or 21.4%, in payroll and related costs primarily resulting from (1) a 14.45% increase in salaries which took effect in May 2003 and a 2% increase in salaries of certain employees in connection with the Performance-based Compensation Plan (as from September 2003), (2) a R$2.4 million increase in profit-sharing from R$26.9 million for 2002 to R$29.3 million for 2003, (3) the recognition in 2003 of pension and retirements benefits granted or to be granted to our employees totaling R$17.3 million, (4) allocation of R$12.8 million for former employees who left the company through the PDI — Dismissal Encouragement Program and R$13.2 million of related charges.

•	an increase of R$56.3 million, or 21.3%, in energy costs mainly due to an increase in electric power tariffs and consumption volumes;

•	an increase of R$42.8 million, or 8.5%, in depreciation expenses principally due to recognition to sites under construction as permanent assets;

•	an increase of R$10.9 million, or 14.0%, in the costs of materials used in the treatment of water and sewage. The increase in cost was largely a result of the recent drought, which led to lower quality in water in 2003 as compared to 2002 and so increased our need for these materials. The increase was also due to an increase in prices of these materials.

Cost of services in 2003 were offset by PASEP tax credits in the amount of R$20.3 million, as discussed above and by a decrease of R$4.8 million, or 2.3%, in the costs of third-party services, mainly for technical maintenance services.

Gross Profit

As a result of the above factors, gross profit for 2003 increased by R$110.9 million, or 5.7%, to R$2,063.1 million from R$1,952.2 million for 2002. As a percentage of net operating revenue, gross profit decreased to 50.2% for 2003 from 51.8% for 2002.

Selling Expenses

Selling expenses for 2003 decreased by R$87.8 million, or 22.8%, to R$297.3 million from R$385.1 million for 2002. As a percentage of net operating revenue, selling expense decreased to 7.2% for 2003 from 10.2% for 2002.

The decrease in selling expenses was primarily due to the following factors:

•	a decrease of R$6.9 million, or 7.7%, in the costs of third-party services, mainly for technical maintenance services.

•	a decreased of R$125.3 million, or 76.9%, in allowance for doubtful accounts expense in 2003, which is recorded under selling expenses, mainly due to the reversion of the allowance related to invoices issued to the municipality of São Bernardo do Campo;

These decreases were offset by the following:

•	an increase of R$30.2 million, or 30.0%, in payroll and related costs primarily resulting from (1) an 14.5% increase in salaries which took effect in May 2003 and a 2% increase in salaries of certain employees, in connection with the Performance-based Compensation Plan (as from September 2003), (2) a R$1.8 million increase in profit-sharing from R$4.0 million for 2002 to R$5.8 million for 2003, (3) the recognition in 2003 of pension and retirements benefits granted or to be granted to our employees totaling R$2.7 million, (4) allocation of R$1.8 million for former employees who left the company through the PDI — Dismissal Encouragement Program and R$1.8 million of related charges (FGTS);

•	an increase of R$10.4 million due to the readjustment of banking collection services.

General and Administrative Expenses

General and administrative expenses for 2003 increased by R$27.7 million, or 12.3%, to R$253.7 million from R$226.0 million for 2002. As a percentage of net operating revenue, general and administrative expenses increased to 6.2% for 2003 from 6.0% for 2002. The increase in general and administrative expenses primarily reflected:

•	an increase of R$17.1 million, or 18.3%, in payroll and related costs primarily resulting from (1) an 14.45% increase in salaries which took effect in May 2003 and a 2% increase in salaries of certain employees, in connection with the Performance-based Compensation Plan (as from September 2003), as well as a R$1.0 million increase in profit-sharing from R$3.8 million for 2002 to R$4.8 million for 2003, a recognition of R$2.9 million relating to the liability of pension and retirements benefits granted or to be granted to our employees after retirement, and allocation of R$2.8 million for former employees who left the company through the PDI - Dismissal Encouragement Program and R$2.4 million of related charges;

•	an increase of R$26.0 million in general expense costs. The increase in general expense costs was primarily attributable to provisions for losses related to receivables from suppliers and from judicial deposits;

•	an increase of R$2.6 million in depreciation expenses principally due to recognition of sites under construction as permanent assets.

These increases were offset by:

•	a decrease of R$20.4 million in the costs of third-party services mainly due to the reduction in services for publicity and lease of information technology equipment.

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

Net financial expenses for 2003 decreased by R$1,929.8 million, or 84.8%, to R$346.5 million from R$2,276.3 million for 2002. As a percentage of net operating revenue, net financial expenses decreased to 8.4% for 2003 from 60.4% for 2002.

The absolute and relative decreases in net financial expenses were primarily due to a foreign exchange gain in 2003 as compared to 2002, reflecting the effects on our foreign currency-denominated debt of the significant recovery of the real against the U.S. dollar in 2003. Foreign exchange gain was R$540.6 million for 2003 as compared to the foreign exchange loss of R$1,345.3 million in 2002.

Interest and other charges on real- and foreign-currency loans and financings for 2003 increased by R$46.2 million, or 6.2%, to R$785.0 million from R$738.9 million for 2002. This increase was principally due to:

•	an increase of R$62.0 million in interest relating to, and other charges related to indexation-based increases in the principal amount of, our real-denominated debt in 2003; and

•	a decrease of R$20.9 million of interest and other charges related to a decrease in foreign-currency denominated indebtedness when translated into reais as a result of the appreciation of the real against the U.S. dollar in 2003.

At December 31, 2003, all of our real-denominated debt was floating rate debt and indexed to take into account the effects of inflation.

Interest income for 2003 increased by R$1.0 million, or 1.4%, to R$70.0 million from R$69.0 million for 2002. This increase was primarily due to increase in interest earned from cash and time deposits.

In addition, indexation accruals relating to overdue accounts receivable increased by R$163.2 million to R$241.4 million for 2003 as compared to R$78.2 million for 2002. This increase was principally due to (i) a renegotiation of existing agreements with some customers to pay overdue accounts receivable over time based on inflation-based indexation arrangements, (ii) recognition of R$75.0 million resulting from the monetary variation on accounts receivables from the municipality of São Bernardo do Campo, recorded in connection with the purchase agreement and (iii) the recognition of R$58.5 million resulting from monetary variation recorded on amounts due from the State in connection with the settlement agreement reached with the State Government.

Operating Profit (Loss)

As a result of the above factors (including, in particular, foreign exchange gains) operating income for 2003 totaled R$1,165.5 million as compared to the operating loss of R$935.3 million for 2002.

Non-Operating Income (Expenses), Net

Net non-operating expenses for 2003 increased by R$51.0 million, or 1,490.4%, to R$54.5 million in 2003 from R$3.4 million for 2002. The non-operating expenses were primarily due to R$61.7 million in dispositions and write-offs of obsolete and other non-productive fixed assets in 2003 as compared to R$16.5 million in dispositions and write-offs in 2002.

The decrease in non-operating income of R$8.5 million, or 49.4%, to R$8.7 million in 2003, from R$17.2 million in non-operating income in 2002, was primarily due to decreases in donations of property, plant and equipment received in 2003 and to decreases income from the provision of technical assistance to municipalities where we do not provide water and sewage services.

Income Tax and Social Contribution

Income tax and social contribution for 2003 increased by R$566.0 million, or 175.0%, to an expense of R$242.6 million from benefit of R$323.3 million for 2002.

Although for 2003 we had pre-tax income, we had an income tax benefit which was directly related to the interest on shareholders’ equity paid or accrued within that year which was not charged to pre-tax income as it is treated in a manner similar to a dividend but generates a tax deductible expense. That benefit amounted to R$171.4 million, representing approximately 15.4% of the R$1,111.1 million pre-tax income in 2003. See “-Interest on Shareholders’ Equity.”

Although for 2002 we had pre-tax loss, we had an income tax benefit which was directly related to the interest on shareholders’ equity paid and or accrued within that year which was not charged to pre-tax income as it is treated in a manner similar to a dividend but generates a tax deductible expense.

For both 2003 and 2002, the statutory composite tax rate was 34%.

Extraordinary Item

In accordance with the requirements of the Brazilian securities commission, under CVM Deliberation No. 371/2000, we have elected to recognize the actuarial liability calculated at December 31, 2001 with respect to our defined benefits pension plan (Plan G1) on a straight-line basis against earnings over the five years ending December 31, 2006.

As permitted, the expense is presented as an extraordinary item of R$35.1 million (net of tax effects of R$18.1 million).

Net Income (Loss)

As a result of the above factors, we had net income for 2003 of R$833.3 million, compared to a net loss of R$650.5 million for 2002.

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

Sewage net operating revenue increased by R$153.4 million, or 11.0%, to R$1,545.9 million from R$1,392.5 million for 2001. This increase was due primarily to increases in revenues from water services, because our sewage charges are generally fixed as a function of the monthly water charges. See “Item 4. Information on the Company-Tariffs”.

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

Although for 2001 we had pre-tax income, we had an income tax benefit which was directly related to the interest on shareholders’ equity paid and or accrued within that year which was not charged to pre-tax income as it is treated in a manner similar to a dividend but generates a tax deductible expense. Such benefit amounted to R$166.5 million, representing approximately 131.6% of the R$126.5 million pre-tax income in 2001.

For 2002, although the tax effect arising from interest on shareholder’s equity decreased to R$36.8 million, the pre-tax loss amounting to R$938.7 million was the primary reason for the R$233.6 million increase in income tax and social contribution benefit for the year. See “Interest on Shareholders’ Equity” above.

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

Under this CVM Deliberation, the expense recognition is presented as an extraordinary item of R$35.1 million (net of tax effects of R$18.1 million).

Net Income (Loss)

As a result of the above factors, we had a net loss for 2002 of R$650.5 million, compared to net income of R$216.2 million for 2001.

Liquidity and Capital Resources

Our principal liquidity and capital resources requirements include the following:

•	debt-service obligations relating to our indebtedness;

•	capital expenditures to maintain, improve and expand our water and sewage systems, including an estimated R$4.3 billion during the period from 2004 to 2008;

•	payment of pension plan and other employee benefits, including pension plan payments to certain of our former employees on behalf of the State; and

•	dividend payments and other distributions to our shareholders, including the State.

Our primary sources of liquidity and capital resources consist of the following:

•	funds generated by operations;

•	borrowings from Brazilian federal and state governmental financial institutions, such as Caixa Econômica Federal (a Brazilian government-owned bank);

•	financing from multilateral organizations, such as the World Bank and the Inter-American Development Bank; and

•	financings in the domestic and international capital and lending markets.

We believe that we have sufficient sources of liquidity and capital to meet our anticipated debt-service, capital expenditure and other requirements for the next few years, although we cannot assure you in this regard.

We generate substantial funds from our operations. We generated cash provided by operating activities of R$1,657.0 million in 2001, R$1,764.8 million in 2002, and R$1,655.3 million in 2003. We had net income of R$216.2 million in 2001, a net loss of R$650.5 million in 2002, and net income of R$833.3 million in 2003.

We have not immediately realized cash from a significant portion of our accounts receivable, primarily accounts receivable owed by the State of São Paulo and certain municipal governments. We do not reflect these accounts receivable in net cash provided by operating activities until cash is actually received by us.

We signed a protocol of understanding in September 1997 with the State of São Paulo which provides for the settlement of unpaid accounts receivable for water and sewage services due from the State using dividends payable by us to the State as one of our shareholders. We have in the past applied dividends in the form of interest on shareholders’ equity due to the State of São Paulo to settle a corresponding amount of unpaid accounts receivable. During 2003, our Board of Directors declared dividends, in the form of interest on shareholders’ equity, in an aggregate amount of R$504.1 million to be paid in June 2004. Accordingly, at December 31, 2003 the State of São Paulo was entitled to receive R$360.7 million to be offset against unpaid accounts receivable.

On April 29, 2002, our Board of Directors declared dividends, in the form of interest on shareholders’ equity, in an aggregate amount of R$108.2 million, to be paid in June 2003 to shareholders of record as of June 17, 2002. We expect the State to apply the entire amount of this declared dividend payable to the State, or R$77.4 million, to Sabesp in respect of current and future accounts receivable owed to us by the State or its controlled entities.

On April 24, 2003, our Board of Directors declared dividends, in the form of interest on shareholders’ equity, in an aggregate amount of R$40.2 million, to be paid within 60 days after our 2004 annual shareholders’ meeting to shareholders of record as of May 8, 2003. On May 29, 2003, our Board of Directors declared dividends, in the form of interest on shareholders’ equity, in an aggregate amount of R$118.2 million, to be paid within 60 days after our 2004 annual shareholders’ meeting to shareholders of record as of June 16, 2003. On November 20, 2003 and January 8, 2004, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of, respectively, R$154.9 million and R$190.8 million, to be paid within 60 days after our 2004 annual shareholders’ meeting to shareholders of record as of December 15, 2003 and January 19, 2004. On February 26, 2004, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$39.3 million, to be paid within 60 days after our 2005 shareholders’ meeting to shareholders of record as of March 15, 2004. We currently are unable to determine the amount, if any, of its portion of these declared dividends that the State will apply to current and future accounts receivable owed to us by the State or its controlled entities.

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

Under the December 2001 agreement, in July and August 2002, a State-owned construction company, on behalf of the State, and an independent appraisal firm, on behalf of Sabesp, presented their valuation reports relating to the reservoirs. The appraisals contained in these reports were in the amounts of R$335.8 million and R$341.2 million, respectively. Under the December 2001 agreement, the arithmetic average of these appraisals will be deemed to be the fair value of the reservoirs. Since we have made investments in these reservoirs, the arithmetic average of the appraisals submitted to our Board of Directors, R$300.9 million, was net of a percentage corresponding to these investments. Our Board of Directors approved the valuation reports and they will be submitted for approval to an extraordinary general meeting of shareholders. However, we cannot assure you as to when a final determination as to the fair value of these reservoirs will be made, when the transfer of the reservoirs will occur or when cancellation of accounts receivable will take place.

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

On March 22, 2004, the State of São Paulo and Sabesp executed the First Amendment to the December 2001 agreement. Under this amendment the State of São Paulo acknowledges a debt before Sabesp of R$581.8 million, related to unpaid accounts receivable from the State until February 29, 2004, and Sabesp acknowledges the aggregate amount of R$518.7 million due to the State of São Paulo as dividends in the form of interest on shareholder’s equity.

Accordingly, Sabesp and the State agreed to set-off each other’s credit up to the limit of R$360.7 million in seven equal and consecutives monthly installments from June to December 2004. The remaining amount of R$221.1 million of the State’s consolidated debt shall be paid on 60 consecutives installments of R$3.7 million starting on May 30, 2004. Such installments will be indexed according to the IPCA on a monthly basis starting March 2004, plus an interest rate of 0.5% per month, except for the first twelve installments, which shall be paid at the nominal amount without any indexation or interest applied, the aggregate amount of which being R$44.2 million.

We anticipate that net cash provided by operating activities will continue to be the single largest source of liquidity and capital resources in future years and financial periods.

At December 31, 2003, our domestic debt of approximately R$4,251.6 million consisted primarily of real-denominated loans from federal and State Government-owned banks (in particular, Banco do Brasil S.A. and Caixa Econômica Federal), and debentures issued in March 1999, June 2001 and April 2002. At December 31, 2003, our foreign currency-denominated debt of approximately R$3,012.7 million consisted principally of US$449.2 million in loans from the Inter-American Development Bank and US$29.8 million in loans from the World Bank, US$275 million aggregate principal amount of 10% Notes Due 2005 sold in the international capital markets in July 1997, US$225 million aggregate principal amount of 12% Notes due 2008 sold in the international capital markets in June 2003 and an aggregate of US$40.0 million in syndicated loans. See note 10 to our audited financial statements.

At December 31, 2003, we had approximately R$6,267.3 million in long-term debt outstanding (excluding the current portion of long-term debt), of which approximately R$2,729.4 million consisted of foreign currency-denominated long-term debt. Substantially all of the foreign currency-denominated debt was denominated in U.S. dollars or baskets of foreign currencies. We anticipate that we may incur substantial amounts of foreign currency-denominated indebtedness in the future, among other things, to refinance a portion of our more expensive real-denominated indebtedness, to refinance our foreign currency-denominated debt and to finance our capital expenditure program. In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency-denominated debt and other obligations could be adversely affected, particularly as our tariff and other revenues are based solely in reais.

We had outstanding short-term debt of approximately R$997.0 million at December 31, 2003, representing the current portion of our long-term debt. At December 31, 2003, approximately R$283.3 million of this short-term debt was denominated in foreign currencies.

Our outstanding long-term debt at December 31, 2003 included approximately R$997.0 million due during 2004, approximately R$1,437.9 million due during 2005, approximately R$622.1 million due during 2006, approximately R$531.7 million due during 2007, approximately R$1,014.3 million due during 2008 and approximately R$2,661.3 million due during 2009 or thereafter. We believe that we can service this maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders. Our borrowings are not affected by seasonality. For information concerning the current interest rates borne by our outstanding indebtedness, see note 10 to our audited financial statements.

All of our real-denominated debt is indexed to take into account the effects of inflation. Most of our real-denominated debt provides for inflation-based increases in the respective principal amounts of that debt, which increases are determined by reference to the Taxa Referencial-TR (daily government interest rate) plus an agreed margin.

We are subject to covenants under agreements evidencing or governing our outstanding indebtedness, including those set forth in a loan agreement with the Inter-American Development Bank, the indenture relating to the 10% Notes Due 2005, the 12% Notes Due 2008 and the loan agreements relating to the syndicated loans. Each of these agreements contains, among other provisions, limitations on our ability to incur debt. The indenture relating to the 10% Notes Due 2005 and the 12% Notes Due 2008 are the most stringent of these debt agreements. Both of these indentures prohibit, subject to some exceptions, the incurrence of additional debt in the event that (1) the ratio of Indebtedness to Adjusted Capitalization (as defined therein) is greater than 0.42x or (2) the Debt Service Coverage Ratio (as defined therein) is less than 2.50x. These ratios are calculated using financial statements prepared under the constant currency method (which is an accounting methodology that differs from the Corporate Law Method and that incorporates inflation accounting no longer commonly used in Brazil). We do not believe that these covenants will impose constraints on our ability to finance our capital expenditure program or, more generally, to develop our business and enhance our financial performance. As of December 31, 2003, our ratio of Indebtedness to Adjusted Capitalization was 0.29x and our Debt Service Coverage Ratio was 2.61x, in each case as calculated in accordance with the above-mentioned indentures.

We are currently in compliance with covenants contained in the agreements evidencing or governing all of our outstanding indebtedness. We previously were not in compliance with some operational and financial covenants, including a covenant relating to the age of overdue accounts receivable, contained in one loan agreement with the World Bank. We obtained waivers in respect of such covenant through year-end 1998, when these covenants ceased to apply to us.

We have a number of agreements with the Caixa Econômica Federal to provide us with an aggregate of approximately R$550.2 million in financing for our capital expenditure program, of which we had drawn R$522.7 million as of December 31, 2003. We have pledged amounts in certain bank accounts into which customers pay their water and sewage bills as collateral for these loans. We are entitled to draw upon these facilities during the next few years. While we also anticipate that Caixa Econômica Federal will provide additional financing for our capital expenditure program, we have not entered into definitive documentation for these financing facilities. Accordingly, we cannot assure you that these facilities will be available to meet a portion of our financing requirements.

In August 2000 we entered into an agreement with the Inter-American Development Bank for US$200.0 million in loans to be funded through 2005 to finance portions of our capital expenditure program. Under this agreement, we are loaned funds to match our capital expenditures. At December 31, 2003, US$51.8 million had been drawn down and was outstanding under this agreement. In addition, in August 2002 we entered into a loan agreement and an onlending agreement with BNDES in the amounts of R$60.0 million and R$180.0 million, respectively, to finance portions of our capital expenditure program. Under the onlending agreement, funds are loaned by BNDES to the agents parties to the agreement, which, in turn, lend us the funds. These two agreements are collateralized by part of our revenues from water and sewage services. At December 31, 2003, we had drawn down R$102.2 million under these two agreements.

We are currently negotiating with the Japan Bank for International Cooperation, BNDES and Caixa Econômica Federal for additional loans to finance portions of our capital expenditure program.

Our borrowings from multilateral institutions, such as the World Bank, the Inter-American Development Bank and the Japan Bank for International Cooperation, have in the past been, and in the future are likely to be, guaranteed by the Government of the State of São Paulo or the Federal Government. We do not pay fees for these guarantees. We do not have any contractual or other right to continue receiving guarantees of the State or the Federal Government. If we could no longer obtain these guarantees, we would lose access to funding from these sources, which are generally on favourable terms.

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

Our cash disbursements for purchases of property, plant and equipment under our capital expenditure program totaled approximately R$641.3 million in 2003, as compared with approximately R$586.0 million in 2002 and R$694.6 million in 2001. Our capital expenditure program will require total expenditures of approximately R$4.3 billion in the period from 2004 through 2008, including approximately R$883.0 million in 2004 and R$880.0 million in 2005.

We have been making State-mandated special retirement and pension payments to certain former employees who were employed by our predecessor entities prior to May 1974. These special payments totaled R$87.1 million in 2003, R$77.6 million in 2002 and R$72.8 million in 2001. The State of São Paulo is required to reimburse us for such amounts, but has generally not been paying us on a current basis. The State of São Paulo’s obligation to us for these amounts is recorded under reimbursement due from State Government for pensions paid on the balance sheet and totaled R$170.4 million at December 31, 2003. In 2002, these receivables totaled R$83.2 million and were classified as current assets. They were reclassified to non-current assets in our 2003 financial statements. The special payments to former employees made by us are not reflected in our statement of operations, but nonetheless represent a significant component of our liquidity requirements. Although we have had discussions with the State of São Paulo regarding more timely reimbursement for the special payments to former employees, including the negotiation of the December 2001 agreement described above, we cannot assure you as to when or whether such payments will be made by the State. We may continue to be held responsible for these special payments to former employees, even if the State of São Paulo stops reimbursing us with respect to these payments.

We did not make payments in respect of certain Brazilian federal income tax and social contribution liabilities during the period from 1991 to mid-1996 mainly because we were contesting certain assessments by the federal tax authorities and, in the case of 1993 and 1994, because we did not have sufficient funds to meet all of our then existing liquidity and capital resources requirements. Under the REFIS tax recovery program, we entered into an agreement with the Brazilian tax authorities regarding these tax obligations and have agreed to make payments on them in monthly installments ending in 2005. We are also required to pay interest on the unpaid balance of this tax liability. However, in July 2003, we included the amounts due under the REFIS program in another program called PAES, which is an alternative payment plan for taxes owed. In accordance with this settlement agreement, we are paying amounts due, of approximately R$317.0 million, in 120 monthly installments, from July 2003. See “Item 8. Financial Information-Legal Proceedings-Tax Proceedings” and note 12 to our audited financial statements. Payments in respect of this aggregate tax liability continue to constitute a liquidity and capital resource requirement which must be satisfied.

We may conduct primary offerings of our equity securities in the future to generate proceeds for use by us to satisfy a portion of our liquidity and capital resource requirements. However, we cannot predict whether the State of São Paulo, as our controlling shareholder, will authorize equity offerings by us or whether any such offerings in the future will constitute a significant source of funds for us. We anticipate that the State of São Paulo, which is required by applicable law to hold the majority of our common shares, will continue to retain substantial ownership and control of our company.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following table summarizes Sabesp’s significant contractual obligations and commercial commitments that affect its liquidity:

	Payments due by period
	2004	2005-2006	2007-2008	Thereafter	Total
	(in millions R$)
Contractual obligations:
Long-term debt, including current portion (1)	997.0	2,060.0	1,546.0	2,661.3	7,264.3
Domestic	713.7	946.8	692.7	1,898.4	4,251.6
Foreign	283.3	1,113.2	853.3	762.9	3,012.7
Operating leases (2)	9.1	3.8	0.3	—	13.2
Pension plan obligations-Plan G1 (3)	23.1	51.5	61.5	3,833.3	3,969.4
Pension plan obligations-Plan G0 (3)	89.4	181.2	184.9	1,984.9	2,440.4
Tax Recovery Program (PAES) (4)	33.2	66.4	66.4	149.4	315.4
Capital expenditure commitments (5)	138.0	502.0	136.0	—	776.0

	Payments due by period
	2004	2005-2006	2007-2008	Thereafter	Total
	(in millions R$)
Take-or-pay contracts for electrical energy (6)	68.4	12.1	2.7	0.3	83.5
Total contractual cash obligations	1,358.2	2,877.0	1,997.8	8,629.2	14,862.2

(1)	Long-term debt is presented in note 10 to our audited financial statements.

(2)	Operating leases are presented in note 16 (b) to our audited financial statements.

(3)	Pension plan obligations and actuarial amounts are presented in notes 26 (a) (i) and (iv) to our audited financial statements.

(4)	The REFIS/PAES Tax Recovery Program is presented in note 12 to our audited financial statements.

(5)	Capital expenditure commitments are presented in note 16 (d) to our audited financial statements.

(6)	Take-or-pay contracts for electrical energy are presented in note 16 (c) to our audited financial statements.

U.S. GAAP Reconciliation

Our net income (loss) in accordance with the Corporate Law Method was R$216.2 million in 2001, R$(650.5) million in 2002 and R$833.3 million in 2003. Under U.S. GAAP, we would have reported net income (loss) of R$16.7 million in 2001, R$(847.6) million in 2002 and R$642.6 million in 2003.

Our shareholders’ equity in accordance with the Corporate Law Method totaled R$7,246.5 at December 31, 2002 and R$7,576.9 million at December 31, 2003. Under U.S. GAAP, we would have reported shareholders’ equity of R$5,945.8 at December 31, 2002 and R$6,085.6 million at December 31, 2003.

The principal differences between the Corporate Law Method and U.S. GAAP that affect our net income (loss) in 2001, 2002 and 2003, as well as shareholders’ equity at December 31, 2002 and 2003, relate to the treatment of the following items:

•	additional inflation restatements and related depreciation which would be mandated by U.S. GAAP (but which are not permitted under the Corporate Law Method) for 1996 and 1997 in recognition of Brazil’s status as a highly inflationary country in those years;

•	revaluations of property, plant and equipment recorded in 1990 and 1991 under the Corporate Law Method, which would be reversed and partially replaced by supplemental inflation restatements based upon a general price index (IGP-M) for periods prior to 1990 under U.S. GAAP;

•	pension plan (Plan G0) payments and other employee benefits for former employees of our predecessor companies which are obligations of the State of São Paulo and which are not treated as our expenses under the Corporate Law Method, but which would be required to be treated as our expense on an actuarial basis under U.S. GAAP;

•	pension plan (Plan G1) expenses which, through December 31, 2001, were recognized on an accrual basis only to the extent of required contributions for the relevant year or financial period under Corporate Law Method, but which would be required to be fully recorded on an actuarial basis under U.S. GAAP. Since January 1, 2002 under the Corporate Law Method, recognition on an actuarial basis is required. There are some differences as compared with U.S. GAAP, basically regarding the calculation method, amortization period and recognition rules, resulting in different pension cost obligation; and

•	additional accounting items, including, among others, capitalized interest, expensing of deferred charges and deferred taxes and the voluntary redundancy plan.

See note 25 to our audited financial statements for a description of these differences as they relate to us and a reconciliation of net income (loss) and total shareholders’ equity from the Corporate Law Method to U.S. GAAP.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management

Under our by-laws and the Brazilian corporation law, we are managed by our Board of Directors, which currently consists of eight directors, and a Diretoria, or Executive Committee, which currently consists of six executive officers.

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

The current members of our Board of Directors were elected in the annual shareholders’ meeting held on April 30, 2004. The tenure of the directors will end upon the election of the new members at the annual shareholders’ meeting to be held in April 2005.

Our Board of Directors ordinarily meets twice a month or when called by a majority of the directors or the Chairman. Its responsibilities include the establishment of policy and general orientation of our business and the appointment and supervision of our executive officers.

The following are the current members of our Board of Directors and their respective positions:

Director	Position
Mauro Guilherme Jardim Arce	Chairman
Fernando Carvalho Braga	Vice-Chairman
Andrea Sandro Calabi	Director
Fernando Maida Dall’Acqua	Director
Daniel Sonder	Director
Gustavo de Sá e Silva	Director
Maria Helena Guimarães de Castro	Director
Alexander Bialer	Director

Executive Committee

Our Executive Committee is comprised of six executive officers appointed by our Board of Directors for renewable two-year terms. Our executive officers are responsible for all matters concerning our day-to-day management and operations.

Executive Committee meetings are held weekly in the case of ordinary meetings or when called by the Chief Executive Officer in the case of special or extraordinary meetings. Members of our Executive Committee have individual responsibilities established by our Board of Directors and our by-laws. The terms of all current members of our Executive Committee will expire in April 2005.

The following are the current members of our Executive Committee and their respective positions:

Executive Officer	Position
Dalmo do Valle Nogueira Filho	Chief Executive Officer
Reinaldo José Rodriguez de Campos	Corporate Management Officer
Rui de Britto Álvares Affonso	Economic and Financial Officer and Investor Relations Officer
Paulo Massato Yoshimoto	Metropolitan Officer
Enéas Oliveira de Siqueira	Regional Systems Officer
José Everaldo Vanzo	Technology and Planning Officer

Biographical Information

The following is basic biographical information, including age, of each of the members of our Board of Directors and our Executive Committee.

Mauro Guilherme Jardim Arce (63). Mr. Arce has been the Chairman of the Board of Directors since January 2002. Mr. Arce has been Secretary of the Water Secretariat since January 2002 and, since February 1999, Secretary of the Energy Secretariat of the State of São Paulo. These two Secretariats were combined in March 2003 and Mr. Arce is now the Secretary of the Energy, Water Resources and Sanitation Secretariat. Mr. Arce was Chief Executive Officer of Sabesp from November 2002 to May 2003. He holds a degree in electric engineering from the Universidade Mackenzie and also studied electric systems engineering at Pontifícia Universidade Católica do Rio de Janeiro. He has a master degree in power engineering from the Rensselaer Polytechnic Institute in Troy, New York. From January 1995 to February 1998, Mr. Arce was Director of Generation and Transmission of Energy at Companhia Energética de São Paulo-CESP. He was Adjunct Secretary of Energy of the State of São Paulo from February 1998 to January 1999. Mr. Arce’s business address is Rua Bela Cintra, 847, 10th floor, São Paulo, SP, Brazil.

Fernando Carvalho Braga (52). Mr. Braga has been a member of the Board of Directors since July 2001 and Vice-Chairman of the Board since April 2003. He holds a degree in economics from Mackenzie University in São Paulo. Mr. Braga has been Special Advisor to the Governor of the State of São Paulo since January 2003. He was a special advisor for privatization to the Planning and Finance Secretariat of the State of São Paulo from 1995 to 2002. Mr. Braga is also a member of the board of directors of Banco Nossa Caixa S.A., Companhia Energética de São Paulo - CESP, Companhia de Transmissão de Energia Elétrica Paulista-CTEEP,

Empresa Metropolitana de Águas e Energia S.A.-EMAE, Companhia Paulista de Trens Metropolitanos-CPTM, Companhia do Metropolitano de São Paulo-METRÔ. He is also a member of the audit committee of Drogasil S.A. and the President of Conselho do Patrimônio Imobiliário do Estado de São Paulo. Mr. Braga has been the Executive Secretary of the State Privatization Program in the State of São Paulo since June 1996. Mr. Braga’s business address is Avenida Morumbi, 4500, São Paulo, SP, Brazil.

Andrea Sandro Calabi (58). Mr. Calabi has been a member of the Board of Directors since April 2001. He holds a degree in economics from the Universidade de São Paulo - USP, a master degree in economics from USP and a master of arts and a doctoral degree in economics from the University of California, Berkeley. Mr. Calabi has been the Secretary of Economy and Planning of the State of São Paulo since January 2003. Since 2003, he has also been chairman of the board of directors of Fundação Sistema Estadual de Análises de Dados - SEADE, Centro de Estudos e Pesquisas de Administração Municipal de Fundação Prefeito Faria Lima - CEPAM and Empresa Paulista de Planejamento Metropolitano S/A - Emplasa. Mr. Calabi is a member of the board of directors of Companhia de Seguros do Estado de São Paulo S.A. - COSESP. Mr. Calabi was an executive secretary of the Ministry of Planning of the Brazilian government from January 1995 to September 1996. Mr. Calabi was a member of the board of directors of BNDES and Banco do Brasil S.A. during 1995 and 1996 and of Caixa Econômica Federal from 1998 to January 2003. From December 1996 to December 1998, he was a member of the Companhia Paulista de Ativos - CPA and from May 1998 until December 1998, he was a member of the board of directors of BANESPA — Banco do Estado de São Paulo S.A. From January 1999 to July 1999, Mr. Calabi was the President of Banco do Brasil S.A. and chairman of BRASILPREV Previdência Privada, BRASILCAP Capitalização S.A., BrasilSaúde Companhia de Seguros, Companhia de Seguros Aliança do Brasil and BrasilVeículos Companhia de Seguros. From July 1999 to February 2000, Mr. Calabi has also been the President and a member of the board of directors of BNDES, FINAME and BNDES Participações S.A.-BNDESPAR and a member of the board of directors of Petróleo Brasileiro S.A.-Petrobras. Mr. Calabi’s business address is Avenida Morumbi, 4500, São Paulo, SP, Brazil.

Fernando Maida Dall’Acqua (55). Mr. Dall’Acqua has been a member of the Board of Directors since September 1997. He holds a degree in agronomy from Escola Superior de Agricultura Luis de Queiróz da Universidade de São Paulo, a Ph.D. in economics from Wisconsin University and a master’s degree in business administration/economics from Escola de Administração de Empresas de São Paulo-Fundação Getúlio Vargas. Mr. Dall’Acqua is also a member of the Board of Directors of Companhia Energética de São Paulo-CESP, Companhia de Transmissão de Energia Elétrica Paulista-CTEEP, Empresa Metropolitana de Águas e Energia S.A.-EMAE, Desenvolvimento Rodoviário S.A. - DERSA and Companhia Paulista de Obras e Serviços - CPOS. Mr. Dall’Acqua has been a professor at Escola de Administração de Empresas de São Paulo-Fundação Getúlio Vargas since 1992. He was the Secretary of the Secretaria da Fazenda do Governo do Estado de São Paulo from 2001 to 2002. Mr. Dall’Acqua has also held other positions in the Government of the State of São Paulo. Mr. Dall’Acqua’s business address is Avenida 9 de julho, 2029, 11th floor, São Paulo, SP, Brazil.

Daniel Sonder (27). Mr. Sonder has been a member of our Board of Directors since April 2004 and the Head of Technical Assistance at the Office of the Financial Secretary of the State of São Paulo since 2003. Mr. Sonder holds a degree in Economics and International Relations from

Tufts University, Massachusetts, and a Masters of Arts in Law and Diplomacy from The Fletcher School of Law and Diplomacy at Tufts University, Massachusetts. He was an assistant to the Director of Structured Products at Banco Nacional de Desenvolvimento Econômico e Social — BNDES during 2002. From 1999 to 2001 Mr. Sonder held several positions at J.P.Morgan Chase and Co. Inc., both in Brazil and in the United States. Mr. Sonder’s business address is Av. Rangel Pestana 300, 5th floor, São Paulo, Brazil.

Gustavo de Sá e Silva (79). Mr. Sá e Silva has been a member of the Board of Directors since April 2001. Mr. Sá e Silva holds a degree in economics and business administration from the Faculdade de Ciências Econômicas de São Paulo da Fundação Silvio Álvares Penteado. He has been named a professional manager by the Conselho Regional de Administração de São Paulo and he holds a master’s degree in business administration from Michigan State University. Mr. Sá e Silva is a member of the board of directors of Companhia Energética de São Paulo - CESP and EMAE — Empresa Metropolitana de Água e Energia S.A., a member of the Consultant Board of Fundação Antonio e Helena Zerrener and of the Board of Associação ALUMNI. Mr. Sá e Silva is an Emeritus Professor of and from 1954 to 1994 was a professor of the Marketing Department of the Business Administration School of Fundação Getúlio Vargas and a director of that school for four terms. He is currently an Advisor to the Getúlio Vargas Foundation’s President. Mr. Sá e Silva’s business address is Avenida 9 de julho 2029, 9 th floor, Suite 905, São Paulo, SP, Brazil.

Maria Helena Guimarães de Castro (57). Ms. Castro has been a member of the Board of Directors since January 2003. She holds a degree in social sciences and a master degree in political science from Universidade Estadual de Campinas/UNICAMP and a doctoral degree in political science from Universidade de São Paulo/USP. Ms. Castro has been the Secretary of the Secretaria Estadual de Assistência e Desenvolvimento Social since January 2003 and a professor at Universidade Estadual de Campinas/UNICAMP since January 1984. She worked as an Executive Secretary at the Ministério da Educação in 2002. Ms. Castro was President of the National Institute of Research of the Ministério da Educação from 1995 to 2002. In addition, she represents Latin America and the Caribbean on the Board of Administration of the International Institute of Statistics of UNESCO. Ms. Castro’s business address is Rua Bela Cintra, 1032, Penthouse, São Paulo, SP, Brazil.

Alexander Bialer (57). Mr. Bialer has been a member of the Board of Directors since April 2003. Mr. Bialer was elected as a director by our minority shareholders in accordance with our by-laws. He holds a degree in mechanical engineering from Instituto Tecnológico da Aeronáutica - ITA and a specialization in systems administration from Fundação Getúlio Vargas. Mr. Bialer is currently a consultant at Nucleon Engenharia. He is also the President of the Board of Directors at GE Hydro Inepar, a member of the Advisory Board of GE Brasil Previdência, Sinergy Group and TRAFO and a member of the Superior Strategic Board of Associação Brasileira de Desenvolvimento de Infraestrutura-ABDIB. He worked at GE Brasil from 1980 to 2002 in several positions. He worked at Avon from 1971 to 1973, at Máquinas Piratininga in 1974 and at ASEA from 1975 to 1980. Mr. Bialer’s business address is Rua Monte Alegre, 649, Apt. 101, São Paulo, SP, Brazil.

Dalmo do Valle Nogueira Filho (60). Mr. Nogueira Filho has been Chief Executive Officer since May 2003. He was the Secretary of the Strategic Management Secretariat of the State of São Paulo from January 2002 to December 2002. Mr. Nogueira Filho was a member of the

Board of Directors of Sabesp from April 1999 to January 2002. He holds a law degree from Universidade de São Paulo and he has been a professor at Escola de Administração de Empresas de São Paulo since 1972. Mr. Nogueira Filho has also been a member of the board of directors of various companies controlled by the State of São Paulo. He was the Adjunct Secretary of the Strategic Management Secretariat of the State of São Paulo from January 1995 to January 2002. Mr. Nogueira Filho’s business address is Costa Carvalho, 300, São Paulo, SP, Brazil.

Reinaldo José Rodriguez de Campos (59). Mr. Campos has been Corporate Management Officer since November 2002. He holds a degree in electric engineering from the Universidade Mackenzie in São Paulo. Mr. Campos worked at Companhia Energética de São Paulo—CESP in two periods: from 2001 to 2002 as Director of Administration and from 1975 to 1999 in several positions, including as Director of Generation and Transmission of Energy. He was a Technical Director at Companhia de Transmissão de Energia Elétrica Paulista—CTEEP in 1999 and worked as a consultant at Administradora de Serviços do Mercado Atacadista de Energia Elétrica—ASMAE from 1999 to 2001. Mr. Campos was a member of the board of directors of Operadora Nacional do Sistema Elétrico—ONS from 1998 to 1999. He held several positions at Companhia Paulista de Força e Luz—CPFL from 1968 to 1975. Mr. Campos’ business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

José Everaldo Vanzo (59). Mr. Vanzo has been Technology and Planning Officer since February 2004. Mr. Vanzo holds a degree in civil engineering from Escola de Engenharia de São Carlos-USP, and he has a specialization in Public Health Engineering from Faculdade de Saúde Pública-USP. He also holds a degree in law from Faculdade de Direito de Franca and has a MBA from Universidade de São Paulo/Faculdade de Economia e Administração. He has been working for Sabesp since 1977 in several other positions. Mr. Vanzo’s business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

Paulo Massato Yoshimoto (51). Mr. Massato has been Metropolitan Distribution Officer since February 2004. He holds a degree in civil engineering from Escola de Engenharia de Lins. He has been employed by Sabesp since 1983 in several positions. He was at Water Production Department from March 2003 to January 2004. Mr. Massato’s business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

Rui de Britto Álvares Affonso (46). Mr. Affonso has been Economic and Financial Officer and Investor Relations Officer since July 2003. Mr. Affonso holds a degree in economics from the Universidade de São Paulo - USP, a masters and a doctoral degree in economics from Universidade Estadual de Campinas - UNICAMP. He has been a professor at Instituto de Economia da Universidade Estadual de Campinas - UNICAMP since 1986, a professor at Faculdade de Economia e Administração - USP from 1983 to 1999, and a Director of Public Economy at FUNDAP from 1994 to 2003. He also represents Brazil on the Board of the Forum of Federations (a non-governmental entity based in Canada) since 2000. Mr. Affonso has also held several positions at State Government. Mr. Affonso’s business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

Enéas Oliveira Siqueira (56). Mr. Siqueira has been a Regional Systems Officer since February 2004. He holds a degree in civil engineering from Universidade de Taubaté and a post-graduation degree in City Management from FAAP — Fundação Álvares Penteado. He has been working for Sabesp since 1974. Mr. Siqueira represents Sabesp in the Comitê das Bacias Hidrográficas do Rio Paraíba do Sul (a special committee on the hydric resources of the Paraíba do Sul river) since its foundation in 1994, and in the Comitê de Integração da Bacia do Rio Paraíba do Sul - CEIPAV since 1997. Mr. Siqueira’s business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

Conselho Fiscal

Our Conselho Fiscal, or fiscal council, which is established on a permanent basis and generally meets once a month, consists of five members and five alternates elected at the annual shareholders meeting for renewable one-year terms. The primary responsibility of the Conselho Fiscal, which is independent from the management of Sabesp and from the external auditors appointed by our Board of Directors, is to review our financial statements and report on them to our shareholders.

The following are the current members and alternate members of our Conselho Fiscal:

Conselho Fiscal Members

Francisco Martins Altenfelder Silva
Jorge Michel Lepeltier
Sandra Lúcia Fernandes Marinho
Arthur Corrêa de Mello Neto
Maria de Fátima Alves Ferreira

Alternates

Vanildo Rolando Neubauer
Bruno Bellíssimo Netto
Flavio Stamm
Sandra Maria Giannella
Volnir Pontes Júnior

Corporate Governance Practices

The significant differences between our corporate governance practices and the New York Stock Exchange standards can be found on our website, www.sabesp.com.br. The information found at this website is not incorporated by reference into this document.

Compensation

Our shareholders are responsible for establishing the compensation we pay to the members of our Board of Directors, Conselho Fiscal and the executive officers.

For the fiscal year ended December 31, 2003, the aggregate compensation, including benefits in kind granted, that we paid to members of our Board of Directors and the executive officers for services in all capacities was approximately R$1.5 million. In addition, in 2003 the executive officers received pension benefits of approximately R$0.3 million. The members of our Board of Directors did not receive any such benefits. As of December 31, 2003, we have set aside R$0.3 million to provide pension benefits to our executive officers.

None of our directors and executive officers is party to an employment contract providing for benefits upon termination of employment, except for those officers who are also employees of Sabesp, in which case they are granted all benefits regularly applicable.

Employees

At December 31, 2003, we had 18,546 full-time employees. During 2003, we had an average of 813 trainees.

The following table sets forth the number of our full-time employees by main category of activity and geographic location as of the dates indicated:

	On December 31,
	2001	2002	2003
Total number of employees	18,159	18,505	18,546
Number by category of activity:
Technical and operations	11,527	11,773	11,287
Administration	3,079	3,078	3,850
Finance	692	712	894
Marketing	2,861	2,942	2,515
Number of employees by geographic location:
Head office	1,505	1,483	1,351
Sao Paulo Metropolitan Region	9,183	9,425	9,642
Regional Systems	7,471	7,597	7,553

The average tenure of our employees is approximately 14 years. We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security. We believe that our relations with our employees are generally satisfactory.

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

Our most recent collective bargaining agreements, which became effective on May 1, 2004 and will expire on April 30, 2005, do not contemplate job protection for our employees. However, we have a formal understanding with the unions that represent our employees that we would not dismiss more than 2% of our current employees before April 30, 2005.

We have experienced the following strikes in the last five years, none of which interrupted essential services: a two-day strike in December 1999, a five-day strike in January 2000, a two-day strike in June 2000, a one-day strike in September 2001, a one-day strike in November 2001, a two-day strike in June 2002, a two-day strike in May 2003 and a two-day strike in May 2004. Under Brazilian law, our non-administrative employees are considered “essential employees” and therefore are limited in their right to strike. There are numerous labor disputes outstanding against Sabesp, the most relevant of which are described in “Item 8 — Financial Information — Legal Proceedings” below.

Profit Sharing and Pension Plans

We have established SABESPREV-Fundação SABESP de Seguridade Social, to provide our employees with retirement and pension benefits. This pension plan provides defined benefit payments to former employees and their families. Both we and our employees make contributions to the pension plan. Our contributions include the responsibility assumed relating to service prior to the constitution of SABESPREV, which is payable up to February 2011. We made contributions to the pension plan totaling R$10.2 million in 2001, R$11.1 million in 2002 and R$11.6 million in 2003. See note 13 to our audited financial statements.

On May 29, 2001, a Federal law was enacted which, among other things, limits the amount mixed capital companies, like Sabesp, may contribute to their pension plans. Specifically, the ordinary contributions made by Sabesp to its pension plans may not exceed the contributions made by the beneficiaries of such plans.

In August 1996, we established a profit-sharing plan for all employees who have been employed for at least six months. In 1999, we did not pay any profit-sharing amounts to our employees due to State Decree No. 43,794, which prohibited any profit-sharing amounts to be paid in 1999 to employees of state-controlled companies, including Sabesp. On October 2, 2000, we entered into a collective bargaining agreement with the unions that represent our employees, which established a new profit sharing plan for all employees who have been employed for at least three months. Under the profit-sharing plan, we, after negotiations with the employee labor unions, set annual company-wide and business unit-specific operational and financial targets. Payments can be in an aggregate amount of up to the equivalent of our total payroll for two months and are made to the extent of achievement of such targets. In the past, one-quarter of the profit-sharing payments was made to the extent that company-wide targets were satisfied, while the other three-quarters was made to the extent the business unit-specific targets were reached. The profit-sharing payments were reduced, on a pro rata basis, if the targets were not fully satisfied and payments were made semi-annually. We recorded profit-sharing expenses of R$15.9 million in respect of 2001, R$34.7 million in respect of 2002 and R$40.0 million in respect of 2003. We believe that the profit-sharing plan has, in the past, contributed to increased employee productivity.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholder

Our outstanding share capital on April 30, 2004 consisted of 28,479,577,827 common shares, without par value. Under the laws of the State of São Paulo and our by-laws, the State of São Paulo is required to own at least a majority of our outstanding common shares. All of our shareholders, including the State of São Paulo and the State-owned entities that own our shares, have the same voting rights.

The following table sets forth share ownership information for each of our shareholders that beneficially owned 5% or more of our common shares and for our officers and directors, individually and as a group, on April 30, 2004.

	Common Shares
	Number	%
State of São Paulo	20,376,674,058	71.5
Directors and executive officers of Sabesp(l)	200,015	—
Others	8,102,703,754	28.5
Tota1(2)	28,479,577,827	100.0

(1)	The directors and executive officers of Sabesp own less than 0.1% of the outstanding common shares of Sabesp. This amount does not include one share to be transferred to one of ours director elected on April 30, 2004.

(2)	As of April 30, 2004, the outstanding common shares of Sabesp were held by 3,400 registered shareholders.

Related Party Transactions

Transactions with the State of São Paulo

We have entered into extensive transactions with the State of São Paulo, which is our controlling shareholder, and we expect to continue to do so. The State is our largest customer, it owns some of the facilities we use in our business, it is one of the governmental entities that regulate our business, and it has assisted us in obtaining financing on favorable terms. There is no express requirement under Brazilian law or our by-laws that the terms of our transactions with the State be “arm’s-length” or otherwise fair to us or to our other shareholders.

Many of our transactions with the State of São Paulo reflect policies of the State Government that depend on decisions of elected officials or public servants and are accordingly subject to change. They may be particularly open to reconsideration following state elections, which are next scheduled to be held in October 2006. Among the practices that could change are those described below concerning the application of dividends to offset accounts receivable from the State, the provision of State guarantees, and the terms on which we use state-owned reservoir facilities. Although the State has not expressed any present intention to change its practices in these matters, we cannot assure you that the State will not change its practices on these or other matters in ways that would adversely affect our interests and those of our shareholders.

Provision of services

We provide water and sewage services to the Federal Government, the State Government and municipal governments and government entities in the ordinary course of our business. Sales of water and sewage services to the State Government, including State entities, totaled approximately R$253.4 million during the year ended December 31, 2003. In addition, as required by law, we invest our cash and cash equivalents with government financial institutions in short-term securities. Our accounts receivable from the State totaled R$164.2 million on December 31, 2003.

Payment of pensions

Pursuant to a law enacted by the State Government, certain former employees of some State Government-owned companies which merged to form Sabesp, who provided service to us between our inception and 1974, when such law was prospectively repealed, acquired a legal right to receive supplemental pension benefit payments (which rights are referred to as “Plan G0”). These amounts are paid by us, on behalf of the State Government, and are claimed by us as reimbursements from the State Government, as primary obligor. During 2003, we made payments to former employees of R$87.1 million in respect of Plan G0. The State did not make any reimbursements in these periods. See note 6 to our audited financial statements. The amount owed to us by the State for reimbursement of these costs was R$491.0 million on December 31, 2003.

Agreements with the State

In September 1997, we and the State of São Paulo entered into a protocol of understanding providing that we would, in effect, apply dividends declared by Sabesp and otherwise payable to the State of São Paulo to offset accounts receivable in connection with the provision to the State of São Paulo, or its controlled entities, of water and sewage services. In 1998, 2000 and 2001 we applied dividends, in the form of interest on shareholders’ equity, in an aggregate amount equal to R$1,215.6 million due to the State of São Paulo in respect of its shareholding in Sabesp to settle a portion of the unpaid accounts receivable from the State. In 1999, we did not pay dividends or other distributions.

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

As a result, R$649.1 million of such amounts owing by the State became a long-term receivable from the State Government in our financial statements on December 31, 2001.

The agreement provides that the State Department of Water and Energy will transfer to Sabesp ownership of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, which make up the Alto Tietê System, and that the fair value of these assets will reduce the amounts owed to Sabesp by the State.

Since October 29, 2003, the Public Ministry of the State of São Paulo has been challenging the validity of the December 2001 agreement, alleging, among other things, that the transfer of ownership of the Alto Tietê System reservoirs from the State Department of Water and Energy to Sabesp is illegal. The Public Ministry seeks a judicial declaration of annulment of the December 2001 agreement. A preliminary order was granted in favor of the Public Ministry of São Paulo, but, as of December 19, 2003, such was order has been revoked. As of April 30, 2004, the civil public action was pending a final decision.

Under the December 2001 agreement, in July and August 2002, a State owned construction company (Companhia Paulista de Obras e Serviços-CPOS), on behalf of the State, and an independent appraisal firm (ENGEVAL-Engenharia de Avaliações), on behalf of Sabesp, presented their valuation reports relating to the reservoirs. The appraisals contained in these reports were in the amounts of R$335.8 million and R$341.2 million, respectively. Since we have made investments in these reservoirs, the arithmetic average of the appraisals submitted to our Board of Directors, R$300.9 million, was net of a percentage corresponding to these investments. Our Board of Directors approved the valuation reports and they will be submitted for approval to an extraordinary general meeting of shareholders, which is expected to be held during 2004.

Under the agreement, for amounts due in excess of the fair value of the reservoirs, the State should make payments in 114 consecutive monthly installments, the first payment to be made upon the latest of (1) 210 days after the date of the agreement, (2) the agreement by the parties on the fair value of the reservoirs and (3) conclusion of the audit by a State-appointed auditor of amounts owed. The nominal amount the State owes will not be indexed to inflation or earn interest if there is a delay in concluding the appraisal of fair value. The installments will be indexed on a monthly basis by the IGP-M, plus an interest rate of 6% per year, starting on the date the first installment becomes due.

The December 2001 agreement also provided that the legal advisors of the State Finance Secretariat would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to Sabesp by the State. Sabesp’s management does not expect these analyses to differ significantly from the amounts we have recorded in respect of these amounts. The commencement of payments with respect to pension amounts owed to Sabesp by the State has been postponed until these analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs described above are formalized. Under the December 2001 agreement, the original first payment was to be made in July 2002 but no payment in this respect has been made until the filing of this document.

At a meeting held on January 30, 2002, our Board of Directors unanimously declared dividends, in the form of interest on shareholders’ equity, in an aggregate amount of R$489.8 million. This distribution was paid on June 25, 2002, to shareholders of record as of February 7, 2002. Accordingly, the State of São Paulo was entitled to receive R$432.7 million of this distribution and Sabesp paid the State R$347.3 million of this amount. The State applied approximately R$202.3 million of the dividend paid to the State of São Paulo to settle current accounts receivable owed by the State or its controlled entities. The remaining share of the dividend that the State was entitled to has been withheld by Sabesp pending the State’s payment of certain accounts payable owing to Sabesp.

At a meeting, our Board of Directors reviewed our 2002 budget, which incorporated the payment to the State, and one of our directors voted against Sabesp making such payment. We cannot assure you that our minority shareholders will not contest the payment of a cash distribution to the State on the grounds that it is inconsistent with the September 1997 protocol of understanding.

On April 29, 2002, our Board of Directors declared dividends, in the form of interest on shareholders’ equity, in an aggregate amount of R$108.2 million, paid in June 2003 to shareholders of record as of June 17, 2002. The State applied the entire amount of this dividend, or R$77.4 million, to Sabesp in respect of accounts receivable owed to us by the State or its controlled entities.

On April 24, 2003, our Board of Directors declared dividends, in the form of interest on shareholders’ equity, in an aggregate amount of R$40.2 million, to be paid within 60 days after our 2004 annual shareholders’ meeting to shareholders of record as of May 8, 2003. On May 29, 2003, our Board of Directors declared dividends, in the form of interest on shareholders’ equity, in an aggregate amount of R$118.2 million, to be paid within 60 days after our 2004 annual shareholders’ meeting to shareholders of record as of June 16, 2003.

On November 20, 2003 and January 8, 2004, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of, respectively, R$154.9 million and R$190.8 million, to be paid within 60 days after our 2004 annual shareholders’ meeting to shareholders of record as of December 15, 2003 and January 19, 2004. On February 26, 2004, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$39.3 million, to be paid within 60 days after our 2005 shareholders’ meeting to shareholders of record as of March 15, 2004.

On March 22, 2004, the State of São Paulo and Sabesp executed the First Amendment to the December 2001 agreement. Under this amendment the State of São Paulo acknowledges a debt before Sabesp of R$581.8 million, related to unpaid accounts receivable from the State until February 29, 2004, and Sabesp acknowledges the aggregate amount of R$518.7 million due to the State of São Paulo as dividends in the form of interest on shareholder’s equity.

Accordingly, Sabesp and the State agreed to set-off each other’s credit up to the limit of R$360.7 million in seven equal and consecutives monthly installments from June to December 2004. The remaining amount of R$221.1 million of the State’s consolidated debt shall be paid on 60 consecutives installments of R$3.7 million starting on May 30, 2004. Such installments will be indexed according to the IPCA on a monthly basis starting March 2004, plus an interest rate of 0.5% per month, except for the first twelve installments, which shall be paid at the nominal amount without any indexation or interest applied, the aggregate amount of which being R$44.2 million.

Any value so due from Sabesp to the State that is not used to set-off the accounts as per the description above, will be used by Sabesp to discharge any amounts accrued and not paid by the State in relation to the consumption of water and sewage services after March 2004.

This amendment does not alter the payment terms and condition related to the supplemental retirement and pension benefits paid by Sabesp on behalf of the State, which remain governed by the terms of the December 2001 agreement.

Investment of liquid assets

Our cash and cash equivalents invested with State Government financial institutions in short-term securities amounted to R$217.0 million on December 31, 2003.

Government guarantees of financing

In some situations, the Federal Government, the State Government or government agencies guarantee our performance under debt- and project-related agreements. On December 17, 1992, the State of São Paulo entered into a loan agreement with the World Bank in the amount of US$119 million. This loan was guaranteed by the Federal Government of Brazil and its proceeds were designated to finance the environmental clean-up of the Guarapiranga basin. Pursuant to this agreement, Sabesp would receive approximately US$42.5 million to be used in the expansion of the wastewater collection network and sewage treatment facilities in the Guarapiranga Reservoir. As a result, on March 12, 1993, the State of São Paulo and Sabesp entered into an agreement pursuant to which the State transferred to Sabesp US$42.5 million of this loan. We have pledged three of our properties as collateral for this financing. On December 31, 2003 our outstanding debt relating to this loan was approximately US$15.7 million.

The State of São Paulo has guaranteed a portion of our repayment obligations under loan agreements that we entered into with the Federal Government in 1994 and with Caixa Econômica Federal from 1996 to 1998. The State Government has provided guarantees for a portion of amounts owing to the Federal Government under loan agreements signed with Banco do Brasil, totaling R$2,449.9 million on December 31, 2003. Our obligations under the loan agreements we entered into with Caixa Econômica Federal amounted to R$522.7 million on December 31, 2003.

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

Transactions with SABESPREV Pension Fund

SABESPREV-Fundação SABESP de Seguridade Social is the funded defined-benefit pension plan that we established to provide our employees with retirement and pension benefits. SABESPREV’s assets are held independently of Sabesp, but we nominate the majority of directors of SABESPREV. Both we and our employees make contributions to the pension plan. We contributed R$11.6 million during 2003 to the pension plan. We occasionally borrow funds from SABESPREV. See note 13 to our audited financial statements for a further description of these contributions.

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

ITEM 8. FINANCIAL INFORMATION

Consolidated statements and other financial information

See “Item 3. Key Information-Selected Financial Data” and “Item 18. Financial Statements”.

Legal Proceedings

Labor Proceedings

In October 1989, the Sindicato dos Trabalhadores em Água, Esgoto e Meio Ambiente de São Paulo (the São Paulo Water, Sewage and Environment Service Workers Union, or SINTAEMA) commenced a lawsuit, on behalf of our employees, against Sabesp in the Justiça do Trabalho (the Labor Court), alleging that we had violated Brazilian labor laws and collective bargaining contracts when we ceased making certain payments to 21,337 of our employees in 1989. Those payments related to previously mandated inflation-related index adjustments to such employees’ wages and salaries, which, due to a change in applicable law, we had ceased making. In November 1995, the Labor Court issued a decision in favor of SINTAEMA, although it never ruled with respect to the amount of damages payable by Sabesp. We appealed the decision of the Labor Court and in April 1997 lost the appeal. We appealed this decision to the Tribunal Superior do Trabalho (Superior Labor Court) and the Superior Court ruled against us. However, we filed a motion to vacate (ação rescisória), seeking the annulment of the Superior Court ruling and obtained a favorable decision. SINTAEMA appealed this decision and a final ruling is yet to be issued by the Supreme Court.

On January 9, 1990, SINTAEMA initiated a lawsuit against Sabesp, alleging that we had failed to pay certain employee benefits and were required to make a penalty payment to SINTAEMA under a then existing collective bargaining agreement. On July 31, 1992, the Labor Court issued a ruling against Sabesp, but did not award damages to SINTAEMA at that time. We and SINTAEMA are currently engaged in negotiations concerning the amount to be paid by Sabesp. We also filed a writ of mandamus seeking a court decision establishing that the penalty imposed against Sabesp is excessive since it exceeds the principal amount by a large margin. Our request was denied by the courts and the lawsuit is now awaiting for a final decision at Tribunal Superior do Trabalho — TST (Brazilian Supreme Labour Court). We cannot currently predict the amount that we will be required to pay to SINTAEMA, but we do not believe that the final outcome of this matter will have a material adverse effect on our business, results of operations, financial condition or prospects.

We are defendants in approximately 189 labor proceedings and in one civil public action initiated by and on behalf of some of Sabesp’s employees and ex-employees, in order to discuss certain benefits awarded by Law No. 4,819, of August 26, 1958. Approximately 40 of these plaintiffs also seek the same benefits in the civil courts. In all cases, we claim that the State of São Paulo — and not Sabesp — is responsible for the payments due to the plaintiffs. Some labor and civil proceedings have been judged by the lower courts but no final decision has been issued in any of the legal proceedings as of the date of this document. The civil public action is in its preliminary stage, and no decision has been issued yet.

We are party to other lawsuits and administrative proceedings involving SINTAEMA, our present and former employees. We do not believe that any liabilities relating to such other lawsuits or administrative proceedings will have a material adverse effect on our business, results of operations, financial condition or prospects. On December 31, 2003, we had established a provision totaling R$24.2 million with respect to potential damages in lawsuits and administrative proceedings involving present and former employees, including the lawsuit described in the preceding paragraph, based on calculations made by our legal and human resources departments.

Tax Proceedings

On May 28, 1999, we filed a lawsuit challenging a law enacted in 1998 which expanded the definition of revenue subject to PASEP taxes, as well as increasing the COFINS rate. However, in July 2003, we included the amounts owing under this lawsuit and the amounts due under the REFIS program (a tax recovery program), in another program called PAES, which is an alternative payment plan for taxes owned. In accordance with the PAES program, we are paying amounts subject to the settlement agreement in 120 monthly instalments, from July 2003. As of December 31, 2003, the amount due under the PAES program was R$315.4 million.

We initiated legal action in July 1999 to challenge the creation by the municipality of São Paulo of a tax on the use of public areas. The tax would apply to our water and sewage mains and other installations located in public areas. Based on the advice of our internal legal counsel, we believe that this municipal tax in unlawful because it was established by a municipal decree instead of a municipal statute. We are currently disputing the creation of this tax and any related tax assessment. On May 11, 2000, the trial court of the State of São Paulo (12a Vara da Fazenda Pública do Estado de São Paulo) issued a decision upholding this municipal tax. We have appealed the trial court decision to the Court of Justice of the State of São Paulo (Tribunal de Justiça do Estado de São Paulo). A recently approved law enacted the tax on the use of public areas in the city of São Paulo. On April 2004 we have filed a request for injunction seeking the suspension of the tax assessment by the municipality. The injunction was granted on first instance and is now awaiting decision on the merits. We cannot currently estimate the potential increase in our expenses if we were required to pay this tax or if any future assessment of this tax will be retroactive to 1999. To date, we have not established a provision for any potential expense arising from the newly-created municipal tax

We also took legal action to challenge a City of São Paulo municipal law enacted in December 2002 that revoked our blanket exemption from municipal taxes. As a result of the loss of our exemption from municipal taxes, we may be subject to a tax on services charged at a rate of 5% on our gross revenues from water and sewage services. Our request for an injunction against the municipality was granted by the trial court of the State of São Paulo (11a Vara da Fazenda Pública do Estado de São Paulo), and such injunction was maintained after the filing of an appeal by the municipality. Based on the advice of our internal legal counsel, we believe that the revocation of our exemption from municipal taxes is not permissible under the Brazilian federal constitution and that, in any case, the water and sewage services that we provide are not taxable under the definition of taxable services. We intend to dispute the revocation and any related tax assessment to the fullest extent permissible by law. To date, we have not established a provision for any potential expense arising from the loss of our exemption from municipal taxes. We cannot currently estimate the potential increase in our expenses if we were required to pay this tax.

We cannot predict the outcome of any of these lawsuits nor can we assure you that, in the event of an adverse decision, we will be able to pass through to our customers by increasing tariffs any increase in our deductions from gross revenues, operating expenses or other expenses.

Condemnation Proceedings

We are party to a significant number of condemnation proceedings arising from the partial or total expropriation or use of private property for water mains, sewer lines and facilities. Under Brazilian law, the State of São Paulo or the relevant municipality is entitled to condemn private property to the extent required for the construction, development or improvement of parts of water and sewage systems operated by Sabesp. However, we are required to provide compensation to affected property owners based upon appraised fair market values. Although we generally provide compensation to property owners on the basis of negotiated settlements, Sabesp is party to many lawsuits related to compensation awards. On December 31, 2003, we estimated that we will be required to make payments totaling R$189.0 million with respect to all condemnation matters. We do not believe that the pending condemnation proceedings will, individually or in the aggregate, have a material adverse effect on our business, results of operations, financial condition or prospects.

Other Legal Proceedings

We are party to a series of lawsuits initiated by the municipality of Ferraz de Vasconcelos in 1997, seeking payment of penalties in the aggregate amount of R$64.0 million, which are allegedly owed by Sabesp for damages caused during construction in the municipality. Several of these lawsuits have already been rejected by lower courts but are still subject to appeal. Although we are not able to predict the final outcome of the lawsuits, we believe that they will not have a material adverse effect on our business, results of operations, financial condition or prospects.

On December 2, 1997, the municipality of Santos enacted a law expropriating the water and sewage systems in Santos from Sabesp. In response, we filed an action seeking an injunction against this expropriation which was denied by the lower court. This decision was later reversed by the Court of Appeals of the State of São Paulo, which issued a preliminary order suspending that law. The lower court ruled in favor of Sabesp and the municipality of Santos appealed this decision. A final decision on this matter has not yet been rendered by the Court of Appeals, and we can give no assurance that the final decision will be favorable to us.

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

We are party to civil public actions brought by municipalities that seek cessation of the collection of fees relating to sewage services, alleging that we do not treat the sewage in such municipalities. In addition, some municipalities have initiated lawsuits claiming that Sabesp has failed to make certain investments in sewage treatment systems as provided in the relevant concession agreements. In one of these cases, a decision has been rendered in our favor, but in the other cases decisions are still pending. Although we are not able to predict the final outcome of these lawsuits, we believe that they will not have a material adverse effect on our business, results of operations, financial condition or prospects.

Certain construction service contractors have filed claims in court against us alleging underpayment of inflation indexation adjustments. Based on advice from our legal counsel, and due to new claims arising in 2002, we increased our provision for these claims to R$157.8 million in 2003, to meet probable losses arising from unfavorable decisions in these actions.

Approximately 750 lawsuits have been brought by our commercial customers who claim (1) that their tariff rates should be equal to those of another category of customers and, consequently, (2) the return of amounts charged and collected by Sabesp in respect of the difference between such tariffs. We have obtained final decisions both in favor and against us in these lawsuits and we have established a provision in the amount of R$181.2 million with respect to these lawsuits. We cannot predict, however, the amounts we would have to pay to these customers if they were to prevail in their lawsuits, nor can we provide assurance that new lawsuits will not be brought by other customers on similar grounds. However, we do not believe that the final determinations in these matters will, individually or in the aggregate, have a material adverse effect on our business, results of operations, financial condition or prospects.

The Associação de Bares e Restaurantes Diferenciados — ABRED (Association of Distinguished Bars and Restaurants) has initiated some lawsuits to challenge the 10% penalty fee we charge on late water and sewage payments. In several of these cases, lower courts have dismissed the lawsuits based on the lack of standing by the plaintiff to initiate such a lawsuit. Notwithstanding these legal proceedings, we have reduced to 2% the penalty fee we charge on late bill payments by all of our customers. Although we are not able to predict the final outcome of these lawsuits, we believe that they will not have a material adverse effect on our business, results of operations, financial condition or prospects.

The Public Ministry of the State of São Paulo has brought a civil public action which seeks reparation and cessation of environmental damage caused by Sabesp dumping sludge from our water treatment facilities into certain receiving waters. A judge issued a preliminary order that Sabesp immediately cease such dumping and established a daily R$50,000 fine for not complying with such order; however, such order has been suspended at our request. The lower court has issued a decision in favor of Sabesp and such decision has been subject of appeal. We currently are unable to evaluate the extent or cost of any remedy that we may be responsible for in connection with any final judicial decision against Sabesp in connection with this matter.

Since October 29, 2003, the Public Ministry of the State of São Paulo has been challenging the validity of the December 2001 agreement, alleging, among other things, that the transfer of ownership of the Alto Tietê System reservoirs from the State Department of Water and Energy to Sabesp is illegal. The Public Ministry seeks a judicial declaration of annulment of the December 2001 agreement. A preliminary order was granted in favor of the Public Ministry of

São Paulo, but as of December 19, 2003, such order was revoked. As of April 30, 2004, the civil public action was pending a final decision.

A civil public action was brought against us by the Conselho Coordenador das Entidades Civis de Piracicaba, concerning the limits for water collection from the Piracicaba river and the operation of the Cantareira water distribution system. The plaintiff requests, among other things, a prohibitory injunction in order to restrict the amount of water we collect, the reduction of the Piracicaba river’s collection limit and the payment of damages to the riparian cities in order to cover the direct and indirect environmental damages caused by the installation and operation of the Cantareira water distribution system. We presented our defense in January 2004, alleging that the plaintiff has no standing to bring this action and that some of the requests are inconsistent and/or impossible. We also explained that the water collection limit was duly authorized by law and by the competent governmental agency, and that the plaintiff did not prove or specify the damages. The injunction has not yet been considered, and this action is now awaiting judgment on first instance.

On April 11, 2003, Sabesp entered into an agreement with the Labour Public Attorney’s office called Termo de Ajustamento de Conduta, or TAC. Under this special agreement, Sabesp agrees to ensure that no construction work is made on its behalf by third parties (i) using unregistered employees and/or (ii) without compliance with safety legal requirements. The agreement provides for a daily R$1,000 fine for the non-compliance with such obligation. The fine shall be applied over each worker under irregular conditions or each clause under default, as the case may be. The agreement is enforceable by the Brazilian labor courts and shall be valid without any limitation of time.

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

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual shareholders’ meeting, the board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. For purposes of the Brazilian corporation law, net profits are defined as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits. In accordance with the Brazilian corporation law, the amounts available for dividend distribution are the amounts equal to our net profits less any amounts allocated from such net profits to:

•	the legal reserve; and

•	retained earnings for investment reserve.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However,

we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. On December 31, 2003, the balance of our legal reserve was R$146.3 million, which was equal to 4.3% of our paid-in capital.

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

Under the Brazilian corporation law, any company may, as a term in its by-laws, create a discretionary reserve. By-laws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve. We may also allocate a portion of our net profits for discretionary appropriations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by shareholders. Under Law No. 10,313 of October 3, 2001, capital budgets for more than one year must be revised at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. At December 31, 2003, we had an investment reserve of R$1,252.5 million.

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the Corporate Law Method.

The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net profits and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with the Corporate Law Method.

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

Payment of Dividends

We are required by the Brazilian corporation law and by our by-laws to hold an annual shareholders’ meeting by the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on the financial statements prepared for the relevant fiscal year. Under the Brazilian corporation law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments as described under “ — Record of Dividend Payments and Interest Attributed to Shareholders’ Equity”) in respect of its shares, after which the amount of the unclaimed dividends reverts to us. The depositary will set the currency exchange date to be used for payments to ADS holders as soon as practicable upon receipt of those payments from Sabesp.

Our by-laws do not permit us to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester.

In general, shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying our ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, which is the registered owner on the records of their registrar for our common shares. Our current registrar is Banco Itaú S.A. The depositary electronically registers the common shares underlying the ADSs with the Central Bank and, therefore, are able to have dividends, sales proceeds or other amounts with respect to these shares eligible to be remitted outside Brazil. See “Description of Share Capital — Regulation of Foreign Investment”.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. See “Item 10. Additional Information — Regulation of Foreign Investment”. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to December 31, 1995. See “Item 10. Additional Information — Taxation”.

Record of Dividend Payments and Interest on Shareholders’ Equity

Brazilian corporations are permitted to distribute dividends in the form of a tax-deductible notional interest expense on shareholders’ equity in accordance with Law No. 9, 249, dated December 26, 1995, as amended. The rate at which tax-deductible interest may be paid is limited to the product of the average Taxa de Juros de Longo Prazo - TJLP (a long-term interest rate published by the Brazilian government) and shareholders’ equity during the relevant period and cannot exceed the greater of:

•	50% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; and

•	50% of retained earnings.

Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% or 25% if the beneficiary is resident in a tax haven. See “Item 10. Additional Information — Taxation”. The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distributable amount. Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory distributable amount. When we distribute interest on shareholders’ equity, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply. All payments to date were accounted for as part of the mandatory distribution.

The following table sets forth the distributions out of net income that we made or will make to our shareholders in respect of our 2000, 2001, 2002 and 2003 net income. All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Distributions out of net income

			Payment		Aggregate
Year ended	Net	Payment	per 1,000	Payment	amount	Pay-out
December 31,	income (1)	Dates	shares	per ADS	distributed (1)	ratio (2)
	R$		R$	R$	R$	%
2000	521.4	(3)	18.97	4.74	539.6	103.5
2001	216.2	(4)	17.20	4.30	489.8	226.6
2002	(650.5)	(5)	3.80	0.95	108.2	(6)
2003	833.3	(7)	17.70	4.42	504.1	60.5

(1)	In millions of reais.
(2)	Represents distributions divided by net income.
(3)	November 22, 2000 and December 26, 2000.
(4)	June 25, 2002.
(5)	June 24, 2003.
(6)	Not applicable.
(7)	Shall be paid no later than sixty (60) days after the 2004 Annual Shareholders’ Meeting.

On November 20, 2003 and January 8, 2004, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of, respectively,

R$154.9 million and R$190.8 million, to be paid within 60 days after our 2004 annual shareholders’ meeting to shareholders of record as of December 15, 2003 and January 19, 2004. On February 26, 2004, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$39.3 million, to be paid within 60 days after our 2005 shareholders’ meeting to shareholders of record as of March 15, 2004. We currently are not able to determine the amount, if any, of its portion of these declared dividends that the State will apply to current and future accounts receivable owed to us by the State or its controlled entities.

Dividend Policy

We intend to declare and pay dividends and/or interest on shareholders’ equity, as required by the Brazilian corporation law and our by-laws. Our Board of Directors may approve the distribution of dividends and/or interest on shareholders’ equity, calculated based on our semiannual or quarterly financial statements. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common shares. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our Board of Directors and shareholders. Within the context of our tax planning, we may in the future continue determining that it is to our benefit to distribute interest on shareholders’ equity.

ITEM 9. THE OFFER AND LISTING

Market Information

Market Price of Common Shares

Our common shares are traded on the São Paulo Stock Exchange under the symbol “SBSP3”. On April 30, 2004, we had 3,400 registered holders of common shares.

The table below sets forth, for the periods indicated, the reported high and low closing sale prices in reais for common shares on the São Paulo Stock Exchange. The table also sets forth prices per ADS assuming that ADSs had been outstanding on all such dates and translated into U.S. dollars at the commercial market rate for the sale of U.S. dollars for each of the respective dates of such quotations. In addition, the table sets forth the average daily trading volume for our common shares. See “Item 3. Key Information-Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below.

	Reais per 1,000 common shares		U.S. dollar equivalent per ADS		Average daily trading volume (in lots of 1,000 common
	Low	High	Low	High	shares)
1999	47.0	213.0	8.91	29.11	19,352
2000	128.5	211.0	17.41	29.29	20,551
2001:
First quarter	172.01	238.60	22.14	27.71	17,515
Second quarter	151.00	194.49	16.14	21.04	15,722
Third quarter	104.50	176.89	9.51	16.56	10,337
Fourth quarter	98.00	137.50	8.95	14.87	16,363
2002:
First quarter	121.00	141.00	12.47	15.04	21,078
Second quarter	96.60	152.00	8.65	16.33	49,444
Third quarter	74.60	101.50	6.03	8.82	42,226
Fourth quarter	74.00	93.00	4.77	6.58	44,699
2003:
First quarter	74.60	100.90	5.21	7.62	43,677
Second quarter	84.45	117.49	6.33	10.30	68,442
Third quarter	100.80	136.51	8.20	11.77	59,222
Fourth quarter	125.39	168.00	10.91	14.29	48,800
November	130.00	146.20	11.22	12.39	42,723
December	147.77	168.00	12.56	14.29	35,436
2004:
January	135.00	182.00	11.48	16.24	73,437
February	129.80	154.50	11.00	13.20	69,314
March	132.85	160.00	11.35	13.82	40,613
April	134.00	153.50	11.38	13.30	46,532

Our common shares have been listed on the São Paulo Stock Exchange since June 4, 1997 and since April 24, 2002 our common shares have been included on the Novo Mercado segment of that Exchange. Prior to June 4, 1997, our common shares were traded on Sociedade Operadora do Mercado de Acesso (SOMA), an over-the-counter market in Brazil.

On April 30, 2004, the closing sale price for our common shares on the São Paulo Stock Exchange was R$134.0 per 1,000 shares, which is equivalent to US$11.4 per ADS when translated into U.S. dollars at the exchange rate in effect on that date.

Market Price of ADSs

Our American Depositary Shares, or ADSs, each of which represent 250 of our common shares, are listed on the New York Stock Exchange under the symbol “SBS”. Our ADSs began trading on the New York Stock Exchange on May 10, 2002 in connection with the initial offering of our equity securities in the United States. We did not receive any of the proceeds from this sale.

The table below sets forth, for the periods indicated, the reported high and low closing prices for our ADSs on the New York Stock Exchange.

	Price in U.S. dollars per ADS
			Average daily
	Low	High	trading volume
2002:
Second quarter (commencing May 10)	8.60	11.80	186,311
Third quarter	4.75	8.80	42,784
Fourth quarter	4.65	6.45	25,098
2003:
First quarter	5.29	7.80	17,014
Second quarter	6.33	10.05	30,020
Third quarter	8.20	11.9	83,056
Fourth quarter	10.92	14.47	69,912
November	11.22	12.35	52,789
December	12.49	14.47	85,223
2004:
January	11.68	16.07	135,935
February	11.21	13.18	115,879
March	11.38	13.85	98,974
April	11.45	13.45	66,381

On April 30, 2004, the closing sale price for our ADS on the New York Stock Exchange was US$11.45 per ADS.

Trading on the Brazilian Stock Exchanges

In 2000, the Brazilian stock exchanges were reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Pursuant to the memoranda, all securities are now traded only on the São Paulo Stock Exchange, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange. In 2001, 2002 and 2003, the São Paulo Stock Exchange accounted for 100% of the trading value of equity securities on all Brazilian stock exchanges.

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

Each Brazilian stock exchange is a nonprofit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The São Paulo Stock Exchange has two open outcry trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m. Brazil local time, except during daylight savings time in the United States. During daylight savings time in the United

States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m. Brazil local time, to closely mirror New York Stock Exchange trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the São Paulo Stock Exchange and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system which links electronically with the seven smaller regional exchanges. The São Paulo Stock Exchange also permits trading from 6:45 p.m. to 7:30 p.m., or from 5:30 p.m. to 7:00 p.m. during daylight savings time in the United States, on an online system connected to traditional and internet brokers called the “After Market”. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. There are no specialists or officially recognized market makers for our shares.

In order to better control volatility, the São Paulo Stock Exchange adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. As of March 31, 2004, the aggregate market capitalization of the 364 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$237 billion and the 10 largest companies listed on the São Paulo Stock Exchange represented approximately 49.2% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of March 31, 2004, we accounted for approximately 0.6% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a “non-Brazilian holder”) is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the Brazilian securities commission. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “Item 10. Additional Information-Taxation-Brazilian Tax Considerations-Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

Novo Mercado

Since April 24, 2002, our shares have been listed on the Novo Mercado. The Novo Mercado is a listing segment under the São Paulo Stock Exchange designed for the trading of shares issued by companies that voluntarily undertake to abide by some additional corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. A company in the Novo Mercado must follow a series of corporate rules known as “good practices of corporate governance”. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders. On April 18, 2002, our shareholders approved changes to our by-laws to comply with the Novo Mercado requirements. In addition, the Novo Mercado provides for the creation of a Market Arbitration Chamber for conflicts resolution between investors and companies listed in the Novo Mercado.

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

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the common shares underlying the ADSs must, on behalf of the depositary for our ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges ADSs for common shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless the holder obtains a new registration. See “Item 10. Additional Information-Exchange Controls-Regulation of Foreign Investment”.

ITEM 10. ADDITIONAL INFORMATION

The following is a summary of the material terms of our common shares, including related provisions of our by-laws and the Brazilian corporation law. This description is qualified by reference to our by-laws and to Brazilian law.

Corporate Purposes

We are a mixed capital company duly organized under the laws of Brazil with unlimited duration. We have the legal status of a sociedade de economia mista, a mixed capital company with limited liability, operating under the Brazilian corporation law. As set forth in Article 2 of our by-laws, our corporate purpose is to plan, execute, and operate basic sanitation services throughout the territory of the State of São Paulo, including the capture, adduction, processing and distribution of water, as well as the collection, removal, processing and final disposal of sewage.

Description of Common Shares

General

Each common share entitles the holder thereof to one vote at our annual and special shareholders’ meetings. The Brazilian corporation law requires that all our shareholders’ meetings be called by publication of a notice in the Diário Oficial do Estado de São Paulo, the official government publication of the State of São Paulo, and in a newspaper of general circulation in our principal place of business, currently the City of São Paulo, at least fifteen days prior to the meeting. In addition, the Brazilian Securities Commission may also require the first call for a shareholders’ meeting to be up to 30 days before such shareholders’ meeting. The quorum to hold shareholders’ meetings on first call is generally 25% of the shares entitled to vote and on second call the meetings can be held with the presence of any number of the shares entitled to vote.

Under the Brazilian corporation law, our common shares are entitled to dividends or other distributions made in respect of our common shares in proportion to their share of the amount available for the dividend or distribution. See “Item 8. Financial Information-Dividends and Dividend Policy” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon any liquidation of Sabesp, our common shares are entitled to return of capital in proportion to their share of our net worth.

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

However, under the laws of the State of São Paulo and our by-laws, the State of São Paulo is required to own at least a majority of our outstanding common shares.

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

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or of common shares, would, except under circumstances described above, have preemptive rights to subscribe for any class of our newly issued shares. However, an ADS holder may not be able to exercise the preemptive rights relating to the common shares underlying his or her ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. See “Item 3. Key Information-Risk Factors - Risks Relating to Our Common Shares and ADSs — A holder might be unable to exercise preemptive rights with respect to the common shares underlying our ADSs”.

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

This right of withdrawal may also be exercised in the event that the entity resulting from a merger, incorporação de ações, as described above, consolidation or spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken.

Arbitration

In connection with our listing with the Novo Mercado, we, our controlling shareholders, directors and officers have undertaken to refer to arbitration any and all disputes or controversies arising out of the Novo Mercado rules or any other corporate matters. See “Market Information” above. Under our by-laws, any disputes among us, our shareholders and our management with respect to the application of Novo Mercado rules, the Brazilian Corporate Law, the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the BOVESPA Arbitration Rules in the BOVESPA Arbitration Chamber. Any disputes among shareholders, including holders of ADSs, and disputes between us and shareholders, including holders of ADSs, will also be submitted to arbitration.

Options

There are currently no outstanding options to purchase any of our common shares.

Changes to Brazilian Corporate Law

On October 31, 2001, Law No. 10,303, amended the Brazilian corporation law. Under this law, among other things, mixed capital companies, such as Sabesp, are subject to the same bankruptcy procedures as privately owned companies. We will also be permitted to satisfy our Brazilian information disclosure requirements through the Internet.

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

See also “Item 6. Directors, Senior Management and Employees”.

Material Contracts

For a description of the material contracts entered into by Sabesp and the State of São Paulo, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Transactions with the State of São Paulo — Agreements with the State”.

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

See “Item 3. Key Information-Risk Factors — Risks Relating to Our Common Shares and ADSs — If a holder exchanges ADSs for common shares, he or she risks losing the ability to remit foreign currency abroad and Brazilian tax advantages” and "— Taxation — Brazilian Tax Considerations” below.

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

According to Brazilian legislation, the disposition of assets located in Brazil by a non-Brazilian holder, whether to other non-Brazilian holder or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil, considering the general and unclear scope of legislation and the lack of judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

The deposit of common shares in exchange for ADSs may be subject to Brazilian capital gains at the rate of 15%, or 25% in case of tax haven jurisdiction investor, if the amount previously registered with the Central Bank as a foreign investment in our common shares is lower than (1) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such a case, the difference between the amount previously registered and the average price of our common shares calculated as above, will be considered a capital gain. Such taxation is not applicable in case of investors registered under Resolution No. 2,689 which are not located in a tax haven jurisdiction, which are tax exempt. The withdrawal of ADSs in exchange for common shares is not subject to Brazilian tax. On receipt of the underlying common shares, the non-Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below in “ — Registered Capital”.

Non-Brazilian holders registered under Resolution No. 2,689 which are not located in a tax haven jurisdiction are subject to income tax imposed at a rate of 15% on gains realized on sales or exchanges of our common shares that occur in Brazil or with a resident of Brazil, other than in connection with transaction on the Brazilian stock, future or commodities exchange. With reference to proceeds of a redemption or of a liquidating distribution with respect to our common shares, the difference between the amount effectively received by the shareholder and the amount of foreign currency registered with the Central Bank, translated in reais at the commercial market rate on the date of the redemption or liquidating distribution, will be also subject to income tax at a rate of 15% once such transactions are treated as a sale or exchange not carried out on the Brazilian stock, future and commodities exchange. In both cases, the rate increases to 25% if the non-Brazilian holder is located in a tax haven jurisdiction.

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

Therefore, non-Brazilian holders are subject to income tax imposed at a rate of 20% on gains realized on sales or exchanges of common shares that occur on the São Paulo Stock Exchange unless such a sale is made by a non-Brazilian holder which is not resident in a tax haven jurisdiction and (1) such sale is made within five business days of the withdrawal of such common shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period, or (2) such sale is made under Resolution No. 2,689 by registered non-Brazilian holders who obtain registration with the Brazilian securities commission. In these two cases, the transaction will be tax exempt. The “gain realized” is the difference between the amount in reais realized on the sale or exchange and the acquisition cost measured in reais, without any correction for inflation, of the shares sold. The “gain realized” as a result of a transaction that occurs other than on the São Paulo Stock Exchange will be the positive difference between the amount realized on the sale or exchange and the acquisition cost of our common shares, both such values to be taken into account in reais; there are grounds, however, to hold that the “gain realized” should be calculated based on the foreign currency amount registered with the Central Bank, such foreign currency amount to be translated into reais at the commercial market rate on the date of such sale or exchange. There is no assurance that the current preferential treatment for holders of our ADSs and some non-Brazilian holders of our common shares under Resolution No. 2,689 will continue in the future. Any exercise of preemptive rights relating to our common shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to our common shares by the depositary on behalf of holders of our ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of common shares.

Taxation of Interest on Shareholders’ Equity

Any payment of interest on shareholders’ equity (see “Dividends and Dividend Policy — Record of Dividend Payments and Interest on Shareholders’ Equity”) to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% at the time Sabesp records such liability, whether or not the effective payment has been made at that time. In the case of non-Brazilian residents that are resident in a tax haven jurisdiction, the applicable rate for income tax is 25%.

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

Tax on Bonds and Securities Transactions (“IOF/Títulos”)

Law No. 8,894 created the Tax on Bonds and Securities Transactions, or IOF/Títulos, which may be imposed on any transactions involving bonds and securities effected in Brazil, even if these transactions are performed on the Brazilian stock, futures or commodities exchange. As a general rule, the rate of this tax is currently zero but the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

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

Transactions on Bank Accounts (“CPMF”)

As a general rule, the Contribuição Provisória sobre Movimentação Financeira, the tax on transactions on bank accounts, or CPMF, is imposed on any debit to a bank account. Therefore, transactions by the depositary or by holders of common shares which involve the transfer of Brazilian currency through Brazilian financial institutions could be subject to the CPMF tax. The CPMF tax is imposed generally on bank account debits at a rate of 0.38%; however, some transactions involving foreign investors may be exempt from the CPMF. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction.

Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdictions

Law No. 9,779, dated as of January 1, 1999, states that, with the exception of limited prescribed circumstances, income derived from operations by a beneficiary, resident or domiciled in a country considered a tax haven is subject to withholding income tax at the rate of 25%.

Accordingly, if the distribution of interest on shareholders’ equity is made to a beneficiary resident or domiciled in a tax haven jurisdiction, the applicable income tax rate will be 25% instead of 15%. Capital gains are also subject to this 25% tax, even if the beneficiary is resident in a tax haven jurisdiction. When the gain is assessed in transactions not carried out in Brazilian stock, future and commodities exchange. See “—Taxation of Gains”.

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

A non-Brazilian holder of common shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder. See "Risk Factors—Risks Relating to Our Common Shares and ADSs—The relative volatility and illiquidity of the Brazilian securities market may substantially limit your ability to sell the common shares underlying the ADSs at the prices and time you desire”.

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

Taxation of Dividends

The gross amount of distributions paid to you (including amounts withheld by the Brazilian taxing authority, if any, and any payments of interest on shareholders’ equity, as described above under “- Brazilian Tax Considerations”) will be treated as dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income when actually or constructively received by you, in the case of common shares, or when actually or constructively received by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our common shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized on a subsequent disposition of our common shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.

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

Subject to certain limitations, Brazilian withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against a U.S. holder’s United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares will be treated as income from sources outside the United States and will generally constitute “passive income” or, in the case of certain U.S. holders, “financial services income”. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). Further, a U.S. holder that (i) has held common shares or ADSs for less than a specific minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on common shares or ADSs. In addition, a U.S. holder that holds the shares in certain arrangements in which the U.S. holder’s expected economic profits are insubstantial may not be allowed a foreign tax credit for such foreign taxes. The rules governing the foreign tax credit are complex. You should consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks-in particular, foreign currency exchange rate risk and interest rate risk. We are exposed to exchange rate risk because a substantial portion of our financial expenses, net is denominated in foreign currencies (primarily the U.S. dollar) while we generate all of our net operating revenues in reais. Similarly, we are subject to interest rate risk based upon changes in interest rates, which affect our net financial expenses. We do not use derivative instruments, such as foreign exchange forward contracts, foreign currency options or interest rate swaps or forward rate agreements, to manage these market risks. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

At December 31, 2002 and 2003, approximately R$3,708.0 million, or 47.1%, and R$3,012.7 million, or 41.5%, respectively, of our debt obligations were denominated in foreign currencies (including debt pegged to baskets of foreign currencies). The basket of foreign currency-pegged debt consists primarily of our debt with the World Bank and the Inter-American Development Bank. As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations.

We estimate that the potential loss to us in connection with foreign currency-denominated debt that would have resulted as of December 31, 2002 and 2003 from each hypothetical instantaneous and unfavorable 1% change in the relevant exchange rates against the real would have been approximately R$37.1 million and R$30.1 million, respectively. Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in these exchange rates would have resulted in losses of approximately R$370.8 million and R$301.3 million as of December 31, 2002 and 2003, respectively. These estimates do not take into account that the changes in exchange rates comprising the baskets of foreign currencies often present variations different from the devaluation of the real in relation to the U.S. dollar.

The devaluation of the real in relation to the U.S. dollar and with the World Bank and Inter-American Development Bank basket of currencies, for the years ended December 31, 2002 and 2003, were as follows:

	Year ended December 31,
	2002	2003
Devaluation of real in relation to:
U.S. dollar	34.3%	(22.3%)
World Bank basket of currencies	8.3%	10.0%
Inter-American Development Bank basket of currencies	6.7%	6.9%

At December 31, 2003, we partially limited our exposure to foreign currency exchange rate risks by acquiring foreign currency, amounting to R$26.6 million on December 31, 2003, which was used to repay certain debt obligations, and were deposited in a bank account for such purposes. On December 31, 2002 we did not hold any foreign currency.

We have not entered into financial instruments to mitigate the effects of exchange rates movements.

As of December 31, 2002 and 2003, we did not have any derivative contracts outstanding which limited exposure to variations in foreign currencies.

At December 31, 2002 and 2003, we had no short-term debt outstanding, other than the current portion of long-term debt.

Interest Rate Risk

At December 31, 2002 and 2003, approximately R$3,021.9 million, or 72.5%, and R$2,993.9 million, or 70.4%, respectively, of our total debt outstanding balance denominated in reais, was based on variable rates of interest based on the Unidade Padrão de Referência—UPR (Reference Standard Unit), which is equal to the Taxa Referencial—TR (daily government interest rate). In addition, on December 31, 2002 and 2003, approximately R$1,008.7 million, or 24.2%, and R$1,026.2 million, or 24.1%, respectively, of our total debt denominated in reais was subject to interest rates based on the Certificado de Depósito Interbancário, or CDI, rate (benchmark interest rate set by the Brazilian interbank market on a daily basis). On December 31, 2002 and 2003, R$1,352.8 million and R$1,130.7 million, respectively, of our foreign-currency denominated debt was based on the World Bank and the Inter-American Development Bank variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

At December 31, 2002 and 2003, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the World Bank or the Inter-American Development Bank variable rates. However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government. We invest these excess funds, which totaled R$344.4 million on December 31, 2002 and R$186.4 million on December 31, 2003, mainly in short-term instruments. As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn the CDI rate. In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$41.7 million and R$42.5 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities on December 31, 2002 and 2003, respectively, had occurred. Consistent with these estimates, a hypothetical instantaneous and unfavorable 10%, or 1000 basis point, change in these interest rates would have resulted in losses of approximately R$417.0 million and R$425.2 million as of December 31, 2002 and 2003, respectively. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities. A homogeneous category is defined according to the currency in which financial liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the effect of interest rate fluctuation on these financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

The tables below provide information about our interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2003.

	On December 31, 2003
	Expected maturity date
							Average
							annual
					After		interest
	2004	2005	2006	2007	2007	Total	rate
	(in millions, except percentages)
Assets:
Time deposits denominated in reais	186.4					186.4	97.5% of CDI rate
Total assets	186.4	—	—	—	—	186.4
Liabilities:
Long-term debt:
Floating rate, denominated in reais indexed by TR or UPR	212.8	207.2	226.1	245.9	2,101.9	2,993.9	13.44%
Floating rate, denominated in reais indexed by TJLP	0.9	4.9	14.6	14.6	68.1	103.1	13.11%
Floating rate, denominated in reais indexed by IGPM	11.4	38.9	39.0	39.0	—	128.3	22.64%
Floating rate, denominated in reais indexed by CDI	488.5	208.1	208.0	108.0	13.6	1,026.2	25.74%
Floating rate, denominated in U.S. dollars	123.1	76.5	84.0	77.5	769.7	1,130.8	4.85%
Floating rate, denominated in Euro.	3.0	3.3	3.7	—	—	10.0	4.49%
Fixed rate, denominated in U.S. dollars	157.2	899.0	46.7	46.7	722.3	1,871.9	10.19%
Total long-term debt	997.0	1,437.9	622.1	531.7	3,675.6	7,264.3	—

The percentage of our debt subject to fixed and floating interest rates is as follows:

	On December 31,
	2002	2003
Floating rate debt:
Denominated in U.S. dollars	17.17%	15.57%
Denominated in Euro	0.16%	0.14%
Denominated in reais	52.93%	58.53%
	70.26%	74.24%
Fixed rate debt:
Denominated in U.S. dollars	29.74%	25.76%
Total	100.00%	100.00%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Based on their evaluation as of the end of the period covered by this annual report, the chief executive officer and the chief financial officer of Sabesp have concluded that as of such date Sabesp’s disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) under the U.S. Securities Exchange Act of 1934, or “Exchange Act”) are effective to ensure that information required to be disclosed by Sabesp in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)	There have been no significant changes in Sabesp’s internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, Sabesp’s internal control over financial reporting.

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

We have not established an audit committee, as defined under section 3(a)(58) of the Exchange Act. Our board of directors and fiscal committee are deemed our audit committee, as set forth by the Securities and Exchange Commission in Release No. 33-5220 dated April 25, 2003. As a result, our board of directors has determined that we do not have an audit committee financial expert as defined for the purposes of this Item 16A.

ITEM 16 B. CODE OF ETHICS

We currently do not have a code of ethics as such term is defined in Item 406(b) of Regulation S-K as we are not required to have such a code of ethics under Brazilian law. We are considering adopting a code of ethics in the near future.

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Auditores Independentes served as our independent public accountant for the years ended December 31, 2002 and 2001, appearing in this annual report on Form 20-F. Deloitte Touche Tohmatsu Auditores Independentes served as our independent public accountant for the year ended December 31, 2003 appearing in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered to us by PricewaterhouseCoopers Auditores Independentes in 2002 and Deloitte Touche Tohmatsu Auditores Independentes in 2003.

	2003(4)	2002(5)
	(in thousands of R$)	(in thousands of R$)
Audit Fees (1)	252	869
Audit-related Fees (2)	—	111
All Other Fees (3)	—	105

Total	252	1,085

(1)	Audit Fees are the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes, for the fiscal year 2002 and Deloitte Touche Tohmatsu Auditores

Independentes for the fiscal year 2003, for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial and tax accounting, and reporting standards; internal control reviews; review of security controls and operational effectiveness of systems; and employee benefit plan audits.

(3)	All other services include other risk management advice; such as e-risk and information technology management consulting and advice.

(4)	Represents fees paid to Deloitte Touche Tohmatsu Auditores Independentes.

(5)	Represents fees paid to PricewaterhouseCoopers Auditores Independentes.

Pre-approval policies and procedures

Pursuant to Brazilian law, our Board of Directors is responsible, among other matters, for the selection, dismissal and oversight of the external auditor. Our management is required to obtain the Board of Directors' approval before engaging independent auditors to provide any audit or permitted non-audit services to us. The Brazilian Federal and State Public Bidding Laws also apply to us with respect to obtaining services from third parties for our business, including the services provided by our independent external auditor. As part of the bidding process, the external independent auditing firms are required to submit proposals, and are then selected by us based on certain criteria including technical expertise and cost.

During 2003, Deloitte Touche Tohmatsu did not provide non-audit services to us.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, together with the Report of Independent Registered Public Accounting Firm and the Report of Independent Accountants, are filed as part of this annual report:

ITEM 19. EXHIBITS

Item	Description

1.1	By-laws of the Registrant (English translation) (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registrant’ Registration Statement on Form F-1 filed on May 6, 2002).

4.1	Agreement between the Registrant and the State Department of Water and Energy (Departamento de Águas e Energia Elétrica—DAEE), dated April 24, 1997 (English translation) (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 filed on April 8, 2002 (the “April 8, 2002 Form F-1”)).

4.2	Protocol of Understanding between the Registrant and the State of São Paulo, dated September 30, 1997 (English translation) (incorporated by reference to Exhibit 10.2 to the April 8, 2002 Form F-1).

4.3	Agreement between the Registrant and the State of São Paulo, through the Secretariat of Finance, dated September 10, 2001 (English translation) (incorporated by reference to Exhibit 10.3 to the April 8, 2002 Form F-1).

4.4	Agreement between the Registrant and the State of São Paulo, through the Secretariat of the Treasury, dated December 11, 2001 (English translation) (incorporated by reference to Exhibit 10.4 to the April 8, 2002 Form F-1).

4.5	Amendment to the Agreement, dated April 24, 1997, between the Registrant and the State Department of Water and Energy, dated March 16, 2000 (English translation) (incorporated by reference to Exhibit 10.5 to the April 8, 2002 Form F-1).

4.6	Amendment to the Agreement, dated April 24, 1997, between the Registrant and the State Department of Water and Energy, dated November 21, 2001 (English translation) (incorporated by reference to Exhibit 10.6 to the April 8, 2002 Form F-1).

4.7	First Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated March 22, 2004. (English Translation)

6.1	Earnings Per Share Calculation.

12.1	Certification of Dalmo do Valle Nogueira Filho, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Rui de Britto Álvares Affonso, Economic and Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO–SABESP

	By:	/s/ Dalmo do Valle Nogueira Filho

	Name:	Dalmo do Valle Nogueira Filho
	Title:	Chief Executive Officer

By:

	Name:	Rui de Britto Álvares Affonso
	Title:	Economic and Financial Officer and Investor Relations Officer

Date: June 28, 2004

FINANCIAL STATEMENTS

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
Financial Statements as of December 31, 2003 and 2002 and for Each of the Three Years in the Period Ended December 31, 2003 and Report of Independent Registered Public Accounting Firm
Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Companhia de Saneamento Básico do Estado de São Paulo — SABESP

(1)	We have audited the accompanying balance sheet of Companhia de Saneamento Básico do Estado de São Paulo — SABESP (a Brazilian Corporation) as of December 31, 2003 and the related statements of operations, changes in shareholders’ equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

(2)	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

(3)	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo — SABESP as of December 31, 2003 and the results of its operations and changes in financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

(4)	Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected results of operations for the year ended December 31, 2003 and the determination of shareholders’ equity as of December 31, 2003, to the extent summarized in Note 25 to the financial statements.

São Paulo, May 3, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Report of Independent Accountants

To the Board of Directors and Shareholders
Companhia de Saneamento Básico do
Estado de São Paulo-SABESP

1	We have audited the accompanying balance sheet of Companhia de Saneamento Básico do Estado de São Paulo-SABESP (the “Company”) as of December 31, 2002, and the related statements of operations, of changes in shareholders’ equity and of changes in financial position for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and the changes in its financial position for each of the two years in the period ended December 31, 2002, in conformity with the accounting practices adopted in Brazil.

4	In 2002 the Company changed its method of accounting for pension obligations under the accounting practices adopted in Brazil (Note 13(d)).

5	Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations and shareholders’ equity for the years ended December 31, 2002 and 2001 to the extent summarized in Note 25 of the financial statements.

PricewaterhouseCoopers Auditores Independentes	March 12, 2003 São Paulo, Brazil

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais — R$)

ASSETS	2003	2002	LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2002
CURRENT ASSETS			CURRENT LIABILITIES
Cash and cash equivalents (Note 4)	281,013	414,671	Accounts payable to suppliers and contractors	51,934	36,611
Customer accounts receivable, net (Note 5)	811,701	808,071	Loans and financing (Note 10)	996,998	1,332,469
Receivables from shareholder, net (Note 6)	—	220,154	Accrued payroll and related charges	135,294	85,751
Inventories	22,308	22,642	Provisions for contingencies (Note 16 (a))	19,266	179,935
Deferred taxes (Note 11)	29,684	58,502	Interest on shareholders' equity (Note 18 (d))	242,524	235,255
Other current assets (Note 8)	13,015	84,860	Taxes payable (Note 12)	84,488	85,921
			Deferred taxes (Note 11)	45,502	86,169
	1,157,721	1,608,900	Other current liabilities (Note 17)	152,316	43,355

LONG-TERM ASSETS				1,728,322	2,085,466

Customer accounts receivable, net (Note 5)	185,090	12,409
Receivables from shareholder, net (Note 6)	655,163	607,374	LONG-TERM LIABILITIES
Indemnities receivable (Note 7)	148,794	148,794	Loans and financing (Note 10)	6,267,265	6,545,187
Escrow deposits (Note 16 (a)(vii))	17,576	23,507	Taxes payable (Note 12)	282,214	73,725
Deferred taxes (Note 11)	222,804	206,033	Deferred taxes (Note 11)	121,117	75,880
Other assets (Note 8)	30,583	20,433	Provisions for contingencies (Note 16(a))	384,571	237,370
			Accrued pension obligation (Note 13)	145,540	68,336
	1,260,010	1,018,550	Other liabilities (Note 17)	24,698	16,211

PERMANENT ASSETS				7,225,405	7,016,709

Investments	740	740
Property, plant and equipment, net (Note 9)	14,063,248	13,670,781	SHAREHOLDERS' EQUITY (Note 18)
Deferred charges	48,951	49,680	Paid in capital	3,403,688	3,403,688
			Capital reserve	50,739	49,503
	14,112,939	13,721,201	Revaluation reserve	2,723,720	2,857,965
			Profit reserves	1,398,796	935,320

				7,576,943	7,246,476

TOTAL ASSETS	16,530,670	16,348,651	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	16,530,670	16,348,651

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands of Brazilian reais — R$, except for per share data)

	2003	2002	2001
GROSS REVENUE FROM SALES AND SERVICES (Note 21)	4,307,534	3,962,436	3,543,508
Taxes on sales and services — COFINS and PASEP	(197,650)	(195,289)	(108,741)

Net revenue from sales and services	4,109,884	3,767,147	3,434,767
Cost of sales and services (Note 22)	(2,046,834)	(1,814,976)	(1,590,435)

GROSS PROFIT	2,063,050	1,952,171	1,844,332
OPERATING EXPENSES (Note 22)
Selling expenses	(297,302)	(385,139)	(332,597)
Administrative expenses	(253,738)	(226,024)	(203,135)
Financial expenses, net	(346,477)	(2,276,293)	(1,105,152)

	(897,517)	(2,887,456)	(1,640,884)

INCOME (LOSS) FROM OPERATIONS	1,165,533	(935,285)	203,448

NONOPERATING INCOME (EXPENSES)
Loss on disposal of property, plant and equipment (Note 9(b))	(61,654)	(16,479)	(84,948)
Other	7,199	13,055	8,028

	(54,455)	(3,424)	(76,920)

INCOME (LOSS) BEFORE TAXES ON INCOME	1,111,078	(938,709)	126,528
Income tax (Note 11)	(175,671)	236,957	61,894
Social contribution tax (Note 11)	(66,965)	86,358	27,805

INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS	868,442	(615,394)	216,227

Extraordinary item, net of income and social contribution taxes (Note 13(b))	(35,122)	(35,122)	—

NET INCOME (LOSS)	833,320	(650,516)	216,227

Earnings (loss) per thousand shares at year end, in R$	29.26	(22.84)	7.59

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands of Brazilian reais — R$)

				Profit reserves
	Paid in	Capital	Revaluation			Retained
	capital	reserve	reserve	Legal	Investment	earnings	Total
BALANCES AS OF JANUARY 1, 2001	3,403,688	39,141	3,083,658	93,863	1,648,123	—	8,268,473
Donations (Note 18 (e))	—	1,838	—	—	—	—	1,838
Realization of revaluation reserve (Note 18 (h))	—	—	(129,852)	—	—	129,852	—
Net income	—	—	—	—	—	216,227	216,227
Allocation of income:
Legal reserve	—	—	—	10,811	—	(10,811)	—
Interest on shareholders’ equity — paid and payable (Note 18 (d))	—	—	—	—	—	(489,848)	(489,848)
Transfer to investments reserve	—	—	—	—	(154,580)	154,580	—

BALANCES AS OF DECEMBER 31, 2001	3,403,688	40,979	2,953,806	104,674	1,493,543	—	7,996,690
Donations (Note 18 (e))	—	8,524	—	—	—	—	8,524
Realization of revaluation reserve (Note 18 (h))	—	—	(95,841)	—	—	95,841	—
Net loss	—	—	—	—	—	(650,516)	(650,516)
Interest on shareholders’ equity — paid and payable (Note 18 (d))	—	—	—	—	—	(108,222)	(108,222)
Reversal of investment reserve	—	—	—	—	(662,897)	662,897	—

BALANCES AS OF DECEMBER 31, 2002	3,403,688	49,503	2,857,965	104,674	830,646	—	7,246,476
Donations (Note 18 (e))	—	1,236	—	—	—	—	1,236
Realization of revaluation reserve (Note 18 (h))	—	—	(134,245)	—	—	134,245	—
Net income	—	—	—	—	—	833,320	833,320
Allocation of income:
Legal reserve	—	—	—	41,666	—	(41,666)	—
Interest on shareholders’ equity — paid and payable (Note 18 (d))	—	—	—	—	—	(504,089)	(504,089)
Investment reserve	—	—	—	—	421,810	(421,810)	—

BALANCES AS OF DECEMBER 31, 2003	3,403,688	50,739	2,723,720	146,340	1,252,456	—	7,576,943

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands of Brazilian reais — R$)

	2003	2002	2001
SOURCES OF FUNDS
From operations:
Net income (loss)	833,320	(650,516)	216,227
Items not affecting working capital
Depreciation and amortization (Note 22)	564,455	519,075	477,329
Disposal of property, plant and equipment	61,657	16,479	85,513
Write-off of deferred charges	984	—	—
Provision for contingencies	147,201	160,744	49,009
Accrued pension obligation	77,204	60,098	(293)
Interest and monetary variations on long-term assets and liabilities:
Assets	(9,437)	(263)	(398)
Loans and financing	(248,796)	1,202,987	376,385
Taxes payable	17,165	10,092	13,922
Deferred income and social contribution taxes:
In long-term assets	(16,771)	(114,693)	(58,922)
In long-term liabilities	45,237	(171,055)	(52,254)

Total from operations	1,472,219	1,032,948	1,106,518

From third parties:
Decrease in long-term assets	—	16,868	—
Loans and financing, long-term	860,323	457,371	327,907
Changes in long-term liabilities	199,811	—	8,339
Donations — contribution of assets	1,236	8,524	1,838

Total from third parties	1,061,370	482,763	338,084

Total sources	2,533,589	1,515,711	1,444,602

USES OF FUNDS
Changes in long-term assets	6,048	—	647,335
Transfer to long-term assets	209,204		—
Changes in long-term liabilities	—	9,903	—
Permanent assets
Property, plant and equipment	1,009,365	619,191	719,027
Deferred charges	9,469	11,223	16,336
Transfer from long-term to current liabilities
Loans and financing	889,449	988,367	443,311
Taxes payable	—	60,461	54,821
Interest on capital	504,089	108,222	489,848

Total uses	2,627,624	1,797,367	2,370,678

DECREASE IN WORKING CAPITAL	(94,035)	(281,656)	(926,076)

REPRESENTED BY:
Current assets
At end of year	1,157,721	1,608,900	1,323,649
At beginning of year	1,608,900	1,323,649	1,520,668

	(451,179)	285,251	(197,019)

Current liabilities
At end of year	1,728,322	2,085,466	1,518,559
At beginning of year	2,085,466	1,518,559	789,502

	(357,144)	566,907	729,057

DECREASE IN WORKING CAPITAL	(94,035)	(281,656)	(926,076)

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian reais — R$, unless otherwise indicated)

1.	OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo — SABESP (the “Company” or “SABESP”) is engaged in the operation of public water and sewage systems in the State of São Paulo, Brazil, providing water and sewage services to a broad range of residential, commercial, industrial and public-sector customers. The Company also provides water on a bulk basis to certain municipalities in the São Paulo Metropolitan Region that do not have water production systems.

The Company was formed in 1973 as a result of the merger of a number of agencies of and companies owned by the State of São Paulo Government (“State Government” or “GESP”), which were involved in water supply and sewage collection and treatment operations in the State of São Paulo. The State Government is required by law to own more than 50% of the Company voting (common) shares. At December 31, 2003 and 2002, the State Government held approximately 71.5% of the Company’s voting shares.

The Company provides water and sewage services in 367 municipalities in the State of São Paulo, a substantial portion of which are through concessions granted by the municipalities. Most of these concessions have 30-year terms, one of which expires in 2004 and the rest between 2005 and 2030. Each of these concessions is automatically renewable for a period equal to its initial term, unless the municipality or SABESP exercises the right to terminate the concession, through notification by either party at least six months prior to its expiration date.

The Company does not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for a substantial majority of the Company’s sales and services rendered, or in 43 other municipalities in the State of São Paulo. None of these other municipalities has a significant population, other than the city of Santos. The Company believes that it has a vested right to provide these water and sewage services based upon, among other things, the Company’s ownership of the water and sewage systems serving the City of São Paulo and these other municipalities and certain succession rights resulting from the merger which formed SABESP.

In April 2002, SABESP’s shares were listed on the Novo Mercado (“New Market”) segment of the São Paulo Stock Exchange (BOVESPA). In May 2002, a public offer of SABESP shares held by the State Government was made, at which time 4.78 billion shares were placed (including 165 million “green shoe” shares). The offer was made in the Brazilian and international markets, the later through a listing of American Depositary Receipts (ADR), each representing 250 common shares, on the New York Stock Exchange — NYSE on May 10, 2002, under the ticker symbol “SBS”.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

2.	PRESENTATION OF FINANCIAL STATEMENTS

The Company’s statutory financial statements, which are used as the basis for determining income taxes and mandatory minimum dividend calculations, have been prepared in accordance with accounting practices adopted in Brazil, which are based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations of the Comissão de Valores Mobiliários (the Brazilian Securities Commission, or “CVM”) and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil (the Brazilian Institute of Independent Auditors, or “IBRACON”), collectively referred to hereinafter as the “ Corporate Law Method” or “BR CL.” Financial statements prepared in accordance with BR CL have not been indexed for inflation after 1995.

(a)	Inflation accounting under BR CL

BR CL provided a simplified methodology for accounting for the effects of inflation through 1995. This method consisted of restating permanent assets (property, plant and equipment, investments and deferred charges) and shareholders’ equity accounts using indices mandated by the Brazilian Federal Government. The net effect of these restatements was credited or charged to the statement of operations.

(b)	Presentation of financial statements

To facilitate an understanding of Brazilian accounting practices, the presentation of the financial statements has been adapted from the financial statements filed for Brazilian legal and regulatory purposes. In addition, certain terminology changes have been made and the notes to the financial statements have been expanded to conform them more closely to reporting practices prevailing in the United States of America. All amounts are presented in Brazilian currency (“real” or “reais)”.

(c)	Reclassifications

Certain reclassifications have been made to the 2002 and 2001 financial statement information in order to conform them to the 2003 presentation. These reclassifications have been made as management believes they better reflect the nature of items and improve comparability. These reclassifications had no effect on the 2002 and 2001 net income or shareholders’ equity.

The most significant of these reclassifications include the following:

(i)	Debentures held in treasury and previously recorded as a reduction of cash and cash equivalents in the amounts of R$47,467 and R$47,432 at December 31, 2002 and 2001, respectively, have been reclassified as a reduction of loans and financing.

(ii)	Certain amounts previously classified as deferred charges related to the laying of ducts on third party property totaling R$62,412 and R$70,810 at December 31, 2002 and 2001, respectively, have been reclassified to property, plant and equipment.

(iii)	Certain prepaid and recoverable taxes recorded as a reduction of current taxes payable in the amount of R$64,181 at December 31, 2002 have been reclassified to other current assets.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(iv)	Certain tax liabilities related to deferred taxes on revenues with governmental agencies, previously recorded as current taxes payable in the amount of R$76,266 at December 31, 2002 have been reclassified to current deferred tax liabilities.

3.	SIGNIFICANT ACCOUNTING PRACTICES

The Company’s accounting policies, which are based on the accrual concept, comply with the Corporate Law Method but differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). See Note 25 for further discussion of the differences between BR CL and US GAAP and the reconciliation of shareholders’ equity and net income (loss) between BR CL and US GAAP. Additional disclosure has been included in the notes to the financial statements to comply with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) for foreign registrants.

(a)	Revenues from sales and services

Revenues for water and sewer services are recognized as water is consumed or as services are provided. Revenue from water and sewer services rendered but not billed are recorded as unbilled customer accounts receivable based on monthly estimates in order to match such revenue with costs incurred.

(b)	Marketing costs

Advertising and other marketing costs are generally expensed as incurred and reported in administrative expenses. Marketing costs were R$4,206, R$20,013 and R$21,640 for the years ended December 31, 2003, 2002 and 2001, respectively. No marketing costs were deferred at December 31, 2003 or 2002.

(c)	Financial income and expenses

Financial income and expense is primarily comprised of interest and monetary and exchange variations on loans and financing, cash and cash equivalents, financial investments and customer accounts receivables under agreements.

(d)	Income and social contribution taxes

Tax liabilities are recognized, to the extent practicable, based on the amounts expected to be paid. Income tax and social contribution (a federally mandated tax based on income) are accrued on taxable results at the applicable tax rates in effect. Deferred taxes are recorded for temporary differences between the book and tax bases of assets and liabilities. The deferred tax benefit of tax loss carryforwards is recognized to the extent that realization is believed to be probable.

As permitted by the CVM, the Company opted not to recognize the deferred tax liability (non-cash) on the revaluation reserve of property, plant and equipment recorded up to 1991.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(e)	Earnings (loss) per share

Earnings (loss) per share is calculated based on the number of shares outstanding at each balance sheet date and is presented in amounts per thousand shares, as a one thousand share lot is the minimum number of shares of the Company that can be traded on the São Paulo Stock Exchange.

(f)	Cash and cash equivalents

Cash and cash equivalents are comprised primarily of cash, bank deposits and time deposits and are carried at cost plus accrued interest. Time deposits denominated in reais have a ready market and an original maturity of 90 days or less. These comprise mainly Bank Deposit Certificates (CDB’s) and Financial Investment Funds (FIF’s). Foreign currency deposits are translated at balance sheet date exchange rates. The Company is obliged by law to invest excess cash with financial institutions controlled by the State Government.

(g)	Customers accounts receivable and unbilled amounts

Customer accounts receivable generally do not accrue interest or indexation charges or penalties, except for refinanced agreements (see Note 5). Unbilled amounts include services provided to customers up to the balance sheet date but not yet invoiced and are estimated monthly based on prior months’ billings.

The allowance for doubtful accounts is recorded in an amount considered sufficient to cover probable losses on realization of customer accounts receivable and is adjusted through charges or credits to selling expenses. For accounts receivable balances under five thousand reais and overdue more than 180 days, the probable losses are written-off through a direct charge to selling expenses. Recovered amounts of previously written-off balances are recorded as a reduction of selling expenses.

(h)	Inventories

Inventories of materials used in operations and in the maintenance of the Company’s water and sewage systems are stated at average cost or realizable value, and are classified in current assets. Inventories for capital projects are classified under property, plant and equipment and are stated at the lower of the average cost of purchase, and replacement or realizable values.

(i)	Property, plant and equipment

Property, plant and equipment are generally stated at amounts established by independent technical appraisals, plus price-level restatements from the date of the appraisals to 1995. Revaluation increments arising from revaluing assets to appraised values are recorded in the revaluation reserve component of shareholders’ equity and subsequently transferred from the reserve to retained earnings as the related assets are depreciated or upon disposal. The price-level restatement adjustments were based on official inflation indices published by the federal government. The Company believes that the distortion caused by indices which understated the independently measured inflation rate have been mitigated by recording revaluation increments.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

Contributions of property, plant and equipment by third parties (such as property owners) to allow the Company to supply water and sewage services are recorded in income. Contributions of assets from government entities are recorded as a capital reserve.

Occasionally, the Company issues stock at market prices for the purchase of assets, principally from municipal authorities, at fair value, which is recorded as a capital increase.

Construction-in-progress is recorded at cost and is primarily related to construction projects under contract with third parties. For long-term projects, the Company capitalize these projects once the Company’s engineering department approves that the project milestones have been achieved and the Company takes delivery of the assets.

Depreciation

Depreciation of property, plant and equipment, is recorded using the straight-line method based on the estimated useful lives of the underlying assets. The principal depreciation rates are detailed in Note 9.

Capitalization of interest

Up to 1995, BR CL did not require the capitalization of interest costs incurred during the construction period as part of the cost of the related property, plant and equipment. However, as permitted by the Brazilian Water and Sewage Plan (Plano Nacional de Saneamento Básico - PLANASA), the Company capitalized interest on construction in progress through 1988. No interest was capitalized from 1989 to 1995; interest was again capitalized beginning in 1996. Beginning in 1999, capitalized interest includes foreign exchange effects and indexation charges.

Consistent with the requirements of accounting regulations for Brazilian utilities, up to 1985, interest was capitalized at 12% per annum on construction-in-progress. Interest capitalized which exceeded interest expense on loans obtained to finance construction-in-progress was recorded in a capital reserve directly in shareholders’ equity. Interest capitalized is depreciated with the cost of the asset, once the related asset becomes operational. Through December 31, 1998, but not thereafter, such depreciation of capitalized interest was deductible for purposes of determining taxes on income. Following changes in the CVM requirements in 1996, under BR CL, the Company capitalized interest during the construction period and included the charge in property, plant and equipment.

The Company capitalizes interest incurred on borrowings to the extent that borrowings do not exceed construction-in-progress, which is recorded as a reduction of interest expense. Beginning in 1999, the Company has capitalized indexation charges on the real — denominated loans and financing and the foreign exchange effects on foreign currency loans and financing.

Repairs and maintenance

Improvements to existing property are capitalized, while costs of maintenance and repairs are expensed as incurred. Materials allocated to specific projects are added to construction-in-progress.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

Concession assets acquired

As of January 1, 1998, acquisitions of concession assets and concession rights from third parties have been accounted for at fair values, as determined in technical appraisal reports. Accordingly, the purchase price, plus direct costs of acquisition, is allocated to assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. These concessions are recorded as concession assets acquired, included as a component of property, plant and equipment.

Concession assets are amortized on a straight-line basis over the estimated future periods to be benefited, not to exceed the contractual term of the concession. The straight-line method of depreciation is modified, when applicable, to avoid the backloading of charges in later years by estimating future disbursement commitments to meet the Company’s concession obligations.

Impairment

The Company reviews long-lived assets, primarily buildings and water and sewage systems to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. The Company assesses impairment on the basis of the projected recovery of depreciation charges through results of operations. Impairment losses recorded in the periods are detailed in Note 9. The carrying value of assets or groups of assets is written down to realizable value if and when appropriate.

(j)	Deferred charges

Deferred charges are comprised primarily of deferred project costs and technical studies, which are being amortized using the straight-line method over 5 years.

(k)	Loans and financing

Loans and financings are adjusted by indexation charges and foreign exchange variations and include accruals for related interest expense. Foreign currency-denominated debt is translated to reais using the exchange rate at the balance sheet date. Foreign exchange rate differences are recognized as incurred in financial income (expenses), net.

(l)	Accrued payroll and related charges

Provisions for vacation pay, including supplementary payments negotiated in collective bargaining agreements, paid leave of absence benefits and related social charges are accrued as earned.

The Company also records provisions, when appropriate, for granting employees the right to a share of profits determined in accordance with a performance-based plan.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(m)	Provisions for contingencies

Provisions for contingencies is recorded at the estimated amounts to cover potential losses on labor, tax, civil, and other lawsuits, when such losses are considered probable and estimatable by management, generally based on advice from the Company’s legal counsel.

(n)	Environmental costs

Costs relating to ongoing environmental programs are expensed as incurred. Ongoing programs are designed to minimize the environmental impact of operations and to manage the environmental risks inherent in the Company’s activities. Provisions for contingent losses related to environmental claims are recorded when they are considered to be probable and reasonably estimable. At December 31, 2003 and 2002, the Company recorded R$3,962 and R$2,474, respectively, as provisions for environmental contingencies.

(o)	Pension and postretirement benefits

In December 2000, IBRACON issued an accounting standard, approved by the CVM, regarding pension plan and other post-employment benefits for employees. This standard establishes the period, method and disclosure requirements for the recognition of costs associated with benefits granted to employees and non-employees. This standard also requires comprehensive recording and disclosure of pension expenses and obligations on an actuarial basis instead of, as in prior years, based on the required contributions for the year. The Company adopted this standard effective January 1, 2002. As permitted by CVM Deliberation No. 371, the Company has elected to recognize the transition liability at the date of adoption in earnings over the five years ending December 31, 2006, using the straight-line method (see Note 13).

(p)	Interest on shareholders’ equity

Brazilian corporations are permitted to deduct for tax purposes interest on shareholders’ equity, which is a distribution similar to a dividend. For financial reporting purposes, interest on shareholders’ equity is recorded as a deduction directly from unappropriated retained earnings. Withholding taxes with respect to payment of interest on shareholders’ equity is paid by the Company on behalf of its shareholders (Note 18 (d)).

(q)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the reporting periods. Actual results may differ from those estimates.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

4.	CASH AND CASH EQUIVALENTS

	2003	2002
Cash and banks	68,004	70,306
Time deposits	186,419	344,365
Foreign currency deposits	26,590	—

	281,013	414,671

Time deposits primarily represent immediately available, short-term time deposits investments. Foreign currency deposits consist of US$2,067,000 and € 5,660,000 at December 31, 2003. Such deposits are being maintained for anticipated future payment of amounts maturing under loans and financing denominated in foreign currencies.

5.	CUSTOMER ACCOUNTS RECEIVABLE

The following summarizes customer accounts receivable balances at December 31:

	2003	2002
Private-sector customers:
General customers	453,730	256,323
Special customers	118,147	97,005
Agreements	73,993	55,883

Total private-sector customers	645,870	409,211

Government entities:
Municipal — São Paulo	216,833	163,688
Municipal — other	96,005	155,776
Federal	9,045	10,619

Total government entities	321,883	330,083

Bulk sale customers — municipal authorities:
Guarulhos	213,891	178,379
Santo André	180,189	153,242
São Bernardo do Campo	—	144,489
Mauá	57,407	45,077
Diadema	48,777	38,511
Mogi das Cruzes	3,526	3,163
São Caetano do Sul	2,519	2,154

Total bulk sale customers — municipal authorities:	506,309	565,015

Unbilled amounts	192,160	200,601

Subtotal	1,666,222	1,504,910

Allowance for doubtful accounts:	(669,431)	(684,430)
Total customer accounts receivable, net	996,791	820,480

Current portion	811,701	808,071
Long-term portion	185,090	12,409

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

The long-term portion of customer accounts receivables consists of the long-term portion of renegotiated past-due private-sector costumer accounts receivable and past due balances from bulk sale customers-municipal authorities for which management believes collection is not likely within the next year. A number of bulk sales customers have been contesting certain tariffs since mid-1998 and are not paying the amounts disputed. While such amounts are currently due and payable, management determined in 2003, based on historical settlement and payment history, that such amounts are better classified as long-term. The long-term portion is recorded net of an allowance for doubtful accounts of R$317,699 at December 31, 2003.

(a)	Private-sector customers

Customer accounts receivable from private — sector customers is comprised of the following:

(i)	General customers, which include balances due from residential and small and medium-sized businesses.

(ii)	Special customers, which include balances due from large consumers, commercial industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii)	Agreements, which include renegotiated past-due balances from non-government controlled companies. Contractual indexation and interest income on renegotiated installments recognized in income were R$31,687, R$21,001 and R$12,506 in 2003, 2002 and 2001, respectively. The amounts under agreements are generally due in approximately 6 to 12 months, except for certain amounts due from municipalities that are receivable through 2011.

(b)	Bulk sale customers — municipal authorities

Accounts receivable from bulk sale customers relate to the bulk sale of treated water to certain municipalities, who are responsible for distribution, billing and collection with the final customers. Water services provided to bulk sale customers and amounts settled for the years ended December 31 are as follows:

	2003	2002
Balance at beginning of year	565,015	460,583
Billings for services provided	268,222	230,477
Collections — current year services	(86,667)	(119,736)
Collections — prior years services	(30,377)	(6,309)
São Bernardo Agreement, net	(209,884)	—

Balance at end of year	506,309	565,015

Current portion	27,196	565,015
Long-term portion	479,113	—

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

On December 19, 2003, the Company agreed to purchase the water and sewage assets of the municipality of São Bernardo do Campo, thereby obtaining the right to supply water and sewage services. The value of the transaction was R$ 415,471, as determined based on an independent appraisal. The transaction value, net of R$265,432 (monetarily adjusted) of amounts due to the Company for prior bulk sale services at the date of the transaction, is payable in installments through November 2004. In December 2003, the Company paid R$49,513 of the total payable due to the municipality. At December 31, 2003 the remaining balance due to the municipality of R$100,526 was recorded in current liabilities as other payables. The assets acquired, including the service rights, have been recorded as part of concession assets acquired at December 31, 2003, pending final allocation of the purchase price expected to be completed in 2004.

(c)	Customer accounts receivable aging summary

The aging of customer accounts receivable, including unbilled amounts, at December 31 are as follows:

	2003	2002
Current	541,752	471,641
Past due:
Up to 30 days	144,612	115,789
From 31 to 60 days	56,983	48,387
From 61 to 90 days	34,038	27,532
From 91 to 120 days	33,927	26,516
From 121 to 180 days	60,957	44,582
From 181 to 360 days	82,232	129,888
For more than 360 days	711,721	640,575

Total aged customer accounts receivable	1,666,222	1,504,910

(d)	Allowance for doubtful accounts

The Company records an allowance for doubtful customer accounts receivable in an amount that management considers sufficient to cover probable losses, as follows:

•	Customer accounts receivable less than R$5 past due for more than 180 days are written off through a direct charge to “Selling expenses”.

•	Customer accounts receivable in amounts greater than R$5 and less than R$30 past due for more than 360 days are included in the allowance.

•	Customer accounts receivable in amounts greater than R$30 past due for more than 360 days for which collection lawsuits have been initiated, are included in the allowance.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

Changes in the allowance for doubtful accounts for the years ended December 31 are as follows:

	2003	2002	2001
Balance at beginning of year	684,430	623,351	472,653
Provision for doubtful accounts	132,063	76,534	178,320
Recoveries	(17,944)	(15,455)	(27,622)
Net recovery — São Bernardo Agreement	(129,118)	—	—

Balance at end of year	669,431	684,430	623,351

Current portion	351,732	684,430	623,351
Long-term portion	317,699	—	—
Related to bulk sale customers	317,699	414,243	367,782
Related to other customers	351,732	270,187	255,569

Bad debt expense included as part of selling expenses for the years ended December 31 was as follows:

	2003	2002	2001
Provisions	132,063	76,534	178,320
Recoveries	(147,062)	(15,455)	(27,622)
Direct write-offs	101,111	156,352	107,335
Recoveries (under R$5)	(48,487)	(54,516)	(104,253)

Total bad debt expense, net (Note 22)	37,625	162,915	153,780

In 2003, recoveries included R$129,118 of previous allowances related to São Bernardo do Campo, which were reversed in connection with the concession agreement reached in December 2003.

A number of bulk sale customers have been contesting certain tariffs since mid-1998. As a result, some municipalities are currently not paying the Company’s invoices in full or on a timely basis. In addition, some governmental entities located in municipalities the Company serves are also not paying on a regular basis. While the Company continues to enter into negotiations with municipalities to reschedule the related accounts receivables and continues to file legal proceedings against municipalities to collect overdue amounts, in some cases, the Brazilian courts have required that the Company continue to provide water on a bulk basis to municipalities, even if they fail to pay the Company’s invoices.

Management believes that the allowance for doubtful accounts is sufficient to absorb probable losses in customer accounts receivable at December 31, 2003.

(e)	Unbilled amounts

Unbilled amounts represent water and sewage services provided but not yet billed, which are estimated from the last measurement date to month-end based on prior month’s billings.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

6.	RELATED-PARTY TRANSACTIONS

The Company is a party to a number of transactions with its majority shareholder, the State Government, and its related agencies.

(a)	Receivables from shareholder

Receivables from shareholder consisted of the following balances due from the State Government at December 31:

	2003	2002
Current:
Water and sewage services	—	103,164
Reimbursement for pension benefits paid	—	116,990

Total current	—	220,154

Long-term:
Water and sewage services	565,889	320,501
Reimbursement for pension benefits paid	490,986	286,873

Gross long-term receivables from shareholder	1,056,875	607,374
Less amounts due to shareholder — interest on shareholders’ equity	(401,712)	—

Total long-term	655,163	607,374

Total receivables from shareholder	655,163	827,528

Water and sewage services	164,177	423,665

Reimbursement for pension benefits	490,986	403,863

Under Federal Law Nº 9,430, the Company is not permitted to write off or record an allowance for doubtful accounts against any amounts due from the State Government or entities controlled by the State Government.

(i)	Water and sewage services

The Company provides water and sewage services to the State Government and its related agencies under terms and conditions that management believes are equal to those with third parties, except for the settlement of amounts outstanding, as described further below.

(ii)	Reimbursement for pension and benefits paid represent supplementary pension and leave benefits paid by the Company on behalf of the State Government to former employees of the State Government-owned companies which merged to form SABESP. These amounts should be reimbursed to the Company by the State Government, as the primary obligor, and do not bear interest. The resources to pay these benefits are included in the State Government annual budget approved by the State of São Paulo Legislature. During 2003 and 2002, 2,874 and 2,882 retirees respectively, received supplementary pensions. At December 31, 2003, there were 275 active employees who will be entitled to these benefits once they retire.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(iii)	GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State Government (the GESP Agreement). Pursuant to the GESP Agreement, the State Government acknowledged and agreed to pay amounts it owed to the Company in respect of, among other things, water and sewage services provided by the Company to governmental agencies and State-owned autonomous entities and foundations totaling R$358,207, representing services provided through December 1, 2001. In addition, the State Government acknowledged and agreed to pay amounts it owed to the Company related to supplemental retirement and pension benefits paid on its behalf by the Company in the amount of R$320,623.

The GESP Agreement provides that the Departamento de Águas e Energia Elétrica — DAEE (State Department of Water and Energy) will transfer to the Company ownership of the Taiacupeba, Jundiai, Biritiba, Paraitinga and Ponte Nova reservoirs, which make up the Alto Tietê systems, and the fair value of these assets will reduce the amounts owed to the Company. The fair value of these reservoirs has been based on the arithmetic average of independent appraisals performed by CPOS — Companhia Paulista de Obras e Serviços (a State-owned construction company selected by the State Government) and ENGEVAL — Engenharia de Avaliação (an independent appraisal firm selected by the Company). For amounts due in excess of the agreed-upon fair value of the reservoirs, the State Government will make payments in 114 consecutive monthly installments. The installments will be indexed on a monthly basis by the IGP-M, plus an interest rate of 6% per year, starting on the date the first installment becomes due. Under the terms agreement, the original first payment was to have been made by July 2002, but has been postponed pending agreement by the parties on the fair value of the reservoirs and conclusion of the audit and specific analyses of amounts owed being performed by State Government-appointed advisors.

In July and August, 2002, the valuation reports of the two appraisers representing the State Government and the Company were presented. The arithmetic average of the fair value of the reservoirs at June 30, 2002 was determined to be R$300,880, based on discounted cash flows and reflecting the Company’s investments in the reservoirs.

In addition, pursuant to a protocol of understanding and the GESP Agreement, the State Government may, under certain circumstances, authorize the Company to use dividends, including interest on shareholders’ equity declared and otherwise payable to the State Government, to offset accounts receivable in connection with water and sewage services provided to the State Government, or its controlled entities.

As a result of the GESP Agreement, a portion of the amounts due from the State Government were classified as long-term in 2002. There were no impacts in results of operations in connection with the GESP Agreement in 2002 and 2001.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(iv)	1st Amendment GESP Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services through February 2004, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government with interest on shareholders’ equity declared by SABESP and otherwise payable to the State Government as of December 31, 2003, monetarily adjusted through February 2004 (as contemplated in the original GESP Agreement); and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

Under the terms of the Amendment, the State Government acknowledged amounts due to the Company for water and sewage services provided through February 2004 of R$581,779, including monetary adjustments based on the Referential Rate (TR) at the end of each year through February 2004. This amount will be subject to audit by the State Government within 180 days of the Amendment. In addition, the Company acknowledged amounts due to the State Government with respect to interest on shareholders’ equity of R$518,732, including (1) amounts declared and payable relating to years prior to 2003 (R$126,967), (2) monetary adjustments on these amounts based on the annual change in the Consumer Price Index (IPC/FIPE) through February 2004 (R$31,098) and (3) amounts declared and payable relating to 2003 (R$360,667).

The Company and the State Government have agreed to the reciprocal offset of R$404,889 (monetarily adjusted through February 2004) of the related amounts receivable and payable by the end of 2004. The remaining obligation of R$176,889 at February 29, 2004 will be payable in monthly installments through May 2009, which will be subject to monthly monetary adjustment at the Expanded Consumer Price Index (IPCA-IBGE) plus 0.5%.

As the right of offset was contemplated in the original terms of the GESP Agreement, the Company has recorded the applicable effects of the Amendment as of and through December 31, 2003, including the monetary corrections of both amounts payable to and receivable from the State Government. In addition, the amounts payable to the State Government for interest on shareholders’ equity specifically identified in the agreement for reciprocal offset through 2004 have been reclassified as a reduction of amounts receivable at December 31, 2003. The following summarizes the movement of the related accounts receivable from shareholder related to water and sewage services and the related amounts due to shareholder related to interest on shareholders’ equity reflecting the Amendment as of and for the years ended December 31:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

	2003	2002
Receivable from shareholder — water and sewage services:
Balance at beginning of year	423,665	378,278
Services provided and billed	253,415	247,705
Collections	(169,701)	(202,318)

Subtotal	507,379	423,665
Monetary correction through December 2003	58,510	—

Balance at end of year	565,889	423,665

Less amounts due to shareholder — interest on shareholders’ equity	(401,712)	—

Receivable from shareholder — water and sewage services — net	164,177	423,665

Amounts due to shareholder — interest on equity (State Government):
Balance at beginning of year	207,932	477,819
Payments during the year	(80,965)	(347,318)
Monetary correction through December 2003	31,098	—
Interest declared and payable for the year	360,667	77,431

Balance at end of year	518,732	207,932

Less amounts reclassified to receivable from shareholder	(401,712)	—

Amounts due to shareholder — interest on equity (State Government) — net end of year	117,020	207,932

The net amount of monetary correction recognized through December 2003 of R$27,412 was recorded as a part of financial income (expenses) — net in the statement of operations.

The Amendment to the GESP Agreement did not address amounts owed by the State Government related to supplemental retirement and pension benefits paid on its behalf by the Company. These amounts remain subject to the terms of the original GESP Agreement and no settlements have been reached to date. As discussed above, R$320,623, representing reimbursements made through December 1, 2001, have been acknowledged as due to the Company by the State Government under the original GESP Agreement. It is anticipated that a portion of this amount will be settled through the transfer of the reservoirs which make up the Alto Tietê system. The Company and the State Government are continuing negotiations for such transfer and settlement of additional amounts due.

The following summarizes activity with respect to amounts due from the State Government related to the reimbursement of pension and retirement benefits for the years ended December 31:

	2003	2002
Receivable from shareholder — reimbursement for pension benefits paid:
Balance at beginning of year	403,863	326,301
Payments made on behalf of State Government	87,123	77,562

Balance at end of year	490,986	403,863

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

Management continues to believe that all amounts due from the State Government are collectible and does not expect to incur losses on these accounts receivable. As a result of the GESP Agreement, as amended, all amounts due from the State Government have been reclassified as long term at December 31, 2003.

(b)	Cash and cash equivalents

At December 31, 2003 and 2002, the Company maintained cash and time deposits with financial institutions controlled by the State Government in the amounts of R$216,982 and R$377,593 respectively. Related financial income recognized from these cash and time deposits were R$67,799, R$67,061 and R$60,309 for the years ended December 31, 2003, 2002 and 2001, respectively.

(c)	Arrangements to Use Certain Reservoirs

The Company uses the Guarapiranga and Billings Reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by another company controlled by the State of São Paulo. In accordance with a number of formal arrangements first entered into on March 31, 1992 and on April 24, 1997, and later amended on March 16, 2000 and on November 21, 2001, the Company currently does not pay any fees with respect to the use of these reservoirs, but is responsible for maintaining and funding the operating costs of these reservoirs. The State of São Paulo does not incur such costs on behalf of the Company. In the event these facilities had not been made available to the Company, it would have had to obtain water from more distant sources which would have been more costly.

As part of these arrangements, the Company funded approximately R$97,115 of costs for the 1992 and 1997 projects. A portion of these project costs were funded by the State Government, through its subsidiary Departamento de Água e Energia Elétrica do Estado de São Paulo (Department of Water and Energy of the State of São Paulo, “DAEE”). The agreements included the construction of ducts, tunnels and other facilities to interconnect the Tietê River with the Biritiba and Jundiaí reservoirs and other bodies of water in exchange for the Company’s use of the reservoirs during a 30-year period.

The Company has the right to draw water from and release emissions into the reservoirs during a 30-year period beginning in 1997. The Company capitalizes expenditures on the facilities constructed. The related assets relating to the original reservoir project were placed in service in 1994 and 2002 and are being depreciated over the remaining term of the original 30 year period. At December 31, 2003, the Company had recorded as part of property, plant and equipment, R$64,724 of amounts capitalized with respect to these agreements, net of accumulated depreciation.

(d)	Tariff reduction contracts

The Company has entered into contracts with approximately 5,000 State-owned entities under which it provides these entities with a 25% tariff reduction for the water and sewage services provided, if such entities implement the Company’s program for the rational use of water, which includes a reduction of at least 10% in water consumption.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(e)	Guarantees

The State Government and the Brazilian Federal Government, in some cases, provide guarantees of, or security for, the Company’s loans and financing.

7.	INDEMNITIES RECEIVABLE

Indemnities receivable represent amounts receivable from the municipalities of Diadema and Mauá as compensation for the unilateral withdrawal by those authorities of the Company’s concessions for water and sewage services in 1995.

During 1996 and 1997, the Company filed claims to seek compensation for investments made during the terms of the concession agreements. Although the Company has not yet been compensated for these investments, the Company continues to supply water on a bulk basis to these municipalities, which currently operate their own water distribution and sewage collection systems.

(a)	Diadema

The amount receivable from the municipality of Diadema at December 31, 2003 and 2002 of R$62,876 was determined by an agreement signed before a court of law with the municipality in December 1996. Under the terms of the agreement, the amount was to have been paid over 180 months with stipulated market remuneration on the balance due. In the event of non-payment, the agreement also provided that the State Government would withhold transfer of the state value-added tax resources to the municipality. Following a change in its elected municipal officers, the municipality of Diadema failed to pay the first installments under the agreement and filed an action against the Company contesting the validity of the agreement.

A final judicial decision is pending and none of the amounts under the original agreement have been received, nor has the State Government withheld transfers of tax resources. No interest has been recognized on the outstanding balance.

The Company recorded a loss on the disposal of the related concession assets of R$12,355 in 1996, representing the difference between the book value of the concession assets (R$75,231) and the value of the compensation agreement (R$62,876).

(b)	Mauá

In 1996, the Company filed a legal action to recover the value of its concession assets, at which time the arbitration court appointed an appraisal expert. The amount receivable from the municipality of Mauá at December 31, 2003 and 2002 of R$85,918 relates to the compensation for the fair value of assets expropriated by the municipality of Mauá in 1995, based on the latest appraisal report of such assets, and claims for the recovery of the Company’s concession asset.

In 1999, when the appraisal report was first made available to the Company, a loss of R$17,845 on the disposal of the related concession assets was recognized, representing the difference between the book value of the concession assets (R$103,763) and the estimated recoverable amounts (R$85,918).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

A final judicial decision is still pending and no amounts have been receivable from the municipality of Mauá. Although there can be no assurance that the Company will prevail in realizing the above-mentioned amounts, management, based the advice of the Company’s outside legal counsel, believes that the Company is entitle to these amounts and that a favorable judicial decision is probable.

(c)	Santos

In 1997, the municipality of Santos enacted a law expropriating the Company’s water and sewage systems in that municipality. In response, the Company filed an action seeking an injunction against this expropriation, which was initially denied by the lower court. This decision was later reversed by the Court of Appeals of the State of São Paulo, which issued a preliminary order suspending that law. A final decision on this matter has not yet been rendered by the Court of Appeals, and the Company cannot assure that the final decision will be favorable. The Company continues to provide water and services to Santos. At December 31, 2003 and 2002, no amounts had been recorded.

8.	OTHER ASSETS

The following summarizes the composition of other assets at December 31:

	2003	2002
ANA deposits (a)	23,153	16,220
Prepaid and recoverable taxes	1,140	64,181
Other	19,305	24,892

Total other assets	43,598	105,293

Current portion	13,015	84,860
Long-term portion	30,583	20,433

(a)	ANA Deposits

The Company has entered into agreements with the Agência Nacional de Águas (National Water Agency — ANA) which provide for investments by the Company in sewage treatment and disposal facilities in connection with the PRODES — Programa Nacional de Despoluição de Bacias Hidrográficas (National Program for Reduction of Pollution of Water Basins). Amounts received by the Company under the program are restricted as to use and will only become available to the Company if and when certain quality improvement indices are met, as defined under the PRODES program. These amounts are recorded in other assets, with a corresponding obligation, recorded in other liabilities.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

9.	PROPERTY, PLANT AND EQUIPMENT

		2003			2002
			Accumulated
	Annual		depreciation
	depreciation		and
	rates - %	Cost	amortization	Net	Net
In use:
Water systems:
Land	—	928,115	—	928,115	916,689
Buildings	4.0	2,588,762	(1,099,538)	1,489,224	1,513,731
Connections	5.0	742,245	(261,298)	480,947	490,600
Water meters	10.0	252,221	(113,336)	138,885	141,123
Networks	2.0	3,017,482	(783,181)	2,234,301	2,210,242
Equipment	10.0	223,634	(116,671)	106,963	60,224
Other	2.0 to 20.0	429,664	(154,373)	275,291	268,908

		8,182,123	(2,528,397)	5,653,726	5,601,517

Sewage systems:
Land	—	347,938	—	347,938	339,953
Buildings	4.0	1,284,208	(391,134)	893,074	858,162
Connections	5.0	766,106	(258,211)	507,895	508,875
Networks	2.0	4,093,213	(843,134)	3,250,079	3,072,855
Equipment	10.0	415,725	(241,183)	174,542	166,796
Other	2.0 to 20.0	25,712	(18,287)	7,425	13,313

		6,932,902	(1,751,949)	5,180,953	4,959,954

General use:
Land	—	102,527	—	102,527	102,527
Buildings	4.0	115,873	(54,987)	60,886	62,172
Transportation equipment	20.0	130,566	(107,402)	23,164	31,480
Furniture, fixtures and equipment	10.0	267,309	(135,984)	131,325	113,402

		616,275	(298,373)	317,902	309,581

Non-operational assets:		34,930	(3,027)	31,903	30,864

Subtotal		15,766,230	(4,581,746)	11,184,484	10,901,916

Construction in progress:
Water systems	—	579,650	—	579,650	795,459
Sewage systems	—	1,590,264	—	1,590,264	1,673,402
Other	—	22,228	—	22,228	24,278

		2,192,142	—	2,192,142	2,493,139

Concession assets acquired	3.3	729,209	(42,587)	686,622	275,726

Total property, plant and equipment		18,687,581	(4,624,333)	14,063,248	13,670,781

(a)	Revaluation

All property, plant and equipment in use was revalued to market values in 1990 and in 1991, and has been further price-level adjusted for the effects of inflation through 1995. Assets are depreciated at rates which take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports over periods that generally do not exceed the original depreciable lives.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

The Company realized R$134,245, R$95,841 and R$129,852 of the revaluation reserve in 2003, 2002 and 2001, respectively, representing the related depreciation and disposal of the respective revalued assets.

(b)	Disposals of property, plant, and equipment:

The Company recorded losses on disposals and write-offs of property, plant and equipment of R$61,654, R$16,479 and R$84,948 in 2003, 2002 and 2001 respectively. Of these totals, R$49,379, R$13,962 and R$74,453, respectively, of these losses were related to disposal, theft and obsolescence of assets in use, with the remaining balance of losses relating to the write-off of construction in progress projects which were determined to be no longer economically feasible.

Studies supporting the write-offs for obsolescence and construction-in-progress were concluded by the Company’s engineering department in the accounting period of the write-off, based on undiscounted cash flow projections, and have been approved by Management. The carrying value of property, plant and equipment is monitored on an on-going basis and is adjusted, when appropriate, to assure future projected operating revenues are sufficient to recover the carrying value of the assets. When applicable, depreciation rates are adjusted to take into account changes in estimated remaining economic lives as assets are replaced.

(c)	Capitalization of interest and financial charges

In compliance with CVM Deliberation No. 193/96, in 2002 and 2001, the Company capitalized R$17,902 and R$18,885 of interest and financial charges, including foreign currency exchange variation, to property, plant and equipment during the period in which the related assets were under construction. In 2003, with the appreciation of the Brazilian real in relation to other foreign currencies in which a portion of the Company’s debt is denominated (principally the United States dollar - US$), R$1,559 of previously capitalized finance charges were reversed.

(d)	Construction-in-progress

At December 31, 2003 and 2002, construction-in-progress primarily related to new projects and operating improvements as follows:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

	2003	2002
Water systems:
Networks and connections	239,297	229,206
Transmission	60,318	146,397
Water treatment	89,289	125,474
Sub-transmission	90,177	140,411
Production and storage	79,443	125,591
Other	21,126	28,380

Total water systems	579,650	795,459

Sewage systems:
Collection	1,237,310	1,255,363
Treatment	261,714	338,657
Other	91,240	79,382

Total sewage systems	1,590,264	1,673,402

Other	22,228	24,278

Total	2,192,142	2,493,139

Expenditures under contractually committed projects are estimated to be R$776,000 in 2004 (unaudited).

(e)	Concession assets acquired

Since 1998, the Company has purchased the rights to provide water and sewage services in a number of municipalities. The terms of these concessions are for a period of 30 years and generally include the corresponding right to operate the related concession assets for which the Company does not have title. The purchase price for these concessions is generally the fair value of the concession, based on appraisal reports which take into consideration the projected cash flows and the remaining concession period at the date of acquisition. The cost of the concession assets acquired is amortized over the concession period.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

The balance of concession assets, by municipality, was as follows at December 31:

Municipalities	2003	2002
Agudos	7,258	7,207
Bom Sucesso do Itararé	71	62
Campo Limpo Paulista	11,138	10,755
Conchas	2,134	2,133
Duartina	1,019	976
Estância de Serra Negra	3,804	3,739
Itararé	5,170	5,104
Marabá Paulista	327	327
Miguelópolis	3,924	3,910
Osasco	252,372	247,377
Paraguaçu Paulista	13,884	13,856
Paulistânia	129	123
Sandovalina	193	186
Santa Maria da Serra	859	820
São Bernardo do Campo	415,471	—
Várzea Paulista	11,456	11,228

	729,209	307,803

Less accumulated amortization	(42,587)	(32,077)

Concession assets acquired — net	686,622	275,726

On December 19, 2003, the Company agreed to purchase the water and sewage assets of the municipality of São Bernardo do Campo, thereby obtaining the right to supply water and sewage services. The value of the concession transaction was R$ 415,471, as determined based on an independent appraisal. The assets acquired, including the service rights, have been recorded as part of concession assets acquired at December 31, 2003, pending final allocation of the purchase price expected to be completed in 2004. (Note 5(b)).

(f)	Expropriations

Development of major water and sewage systems frequently requires the expropriation or establishment of rights of way through third-party properties. The owners of these properties are generally compensated either through negotiated settlements or judicial arbitration in conformity with applicable legislation.

The Company is party to a significant number of condemnation proceedings arising from the partial or total expropriation or use of private property for water mains, sewage lines and facilities. Under Brazilian Federal law, the State Government or the relevant municipality is entitled to condemn private property to the extent required for the construction, development, or improvement of parts of water and sewage systems operated by the Company. However, the Company is required to provide compensation to affected property owners based upon appraised fair market values. Although the Company generally provides compensation to property owners based on negotiated settlements, many property owners bring lawsuits against the Company seeking higher condemnation awards.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

The Company estimates that it will be required to make payments with respect to certain expropriation matters. At December 31, 2003, future disbursements for pending cases are estimated to be R$189,000 (unaudited). The related assets acquired are recorded in property, plant and equipment when the expropriation is complete and title has passed to the Company. Accordingly, no liabilities have been recognized for pending matters. Management does not believe that the pending expropriation proceedings will, individually or in the aggregate, have a material adverse effect on the Company’s business, results of operations, financial condition or prospects. Aggregate disbursements for expropriations were R$5,499 and R$3,465 in 2003 and 2002, respectively.

(g)	Assets in guarantees

At December 31, 2003, the Company had assets in the amount of R$249,034 provided as guarantee under the Special Tax Debt Refinancing Program - PAES (see Note 12).

(h)	Non-operational assets

At December 31, 2003 and 2002, the Company had R$31,903 and R$30,864, respectively, of other non-operational assets, net of depreciation, comprising primarily land surrounding reservoirs.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

10. LOANS AND FINANCING

	2003			2002
		Long			Long
Financial institution	Current	term	Total	Current	term	Total	Annual Interest (2003)
In local currency:
Federal Government/Banco do Brasil	156,592	2,293,260	2,449,852	137,478	2,341,027	2,478,505	UPR + 8.5%
Debentures 3rd Issue	366,465	—	366,465	—	365,627	365,627	2.85% over CDI rate
Debentures 4th Issue	100,001	199,999	300,000	—	300,000	300,000	1.2% over CDI rate
Debentures 5th Issue	—	430,625	430,625	—	421,153	421,153	2.0% over CDI rate/ IGP-M + 12.7%
Caixa Econômica Federal	36,415	486,282	522,697	28,380	493,130	521,510	UPR + 5.0% to 9.5%
Brazilian Economic and Social Development Bank BNDES	—	102,181	102,181	—	4,060	4,060	3% + TJLP(up to 6.0%)
Other	2,285	25,528	27,813	2,236	24,149	26,385	UPR + 12%, CDI rate
Accrued interest and charges	51,942	—	51,942	52,401	—	52,401

	713,700	3,537,875	4,251,575	220,495	3,949,146	4,169,641

In foreign currency:
Long-term Notes: US$500,000,000 (2002 - US$475,000,000)	—	1,444,600	1,444,600	706,660	971,658	1,678,318	10% to 12%
Interamerican Development Bank (IDB):							Variation in the basket of currencies
US$449,155,000 (2002 - US$425,642,000)	110,199	1,187,499	1,297,698	125,969	1,377,952	1,503,921	+ 3.0% to 7.7%
International Bank for Reconstruction and Development (“World Bank”): US$29,849,000							Variation in the basket of currencies
(2002 - US$56,340,000)	53,789	32,452	86,241	104,132	94,934	199,066	+ 4.62%
Deutsche Bank Luxembourg: US$40,000,000 (2002 - US$60,000,000)	57,784	57,784	115,568	70,666	141,332	211,998	11.125%
Société Générale: €2,746,000 (2002 - € 3,469,000)	2,971	7,055	10,026	2,675	10,165	12,840	4.49%
Accrued interest and charges	58,555	—	58,555	101,872	—	101,872

	283,298	2,729,390	3,012,688	1,111,974	2,596,041	3,708,015

Total	996,998	6,267,265	7,264,263	1,332,469	6,545,187	7,877,656

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

     Benchmark interest rates and foreign exchange rates were as follows at December 31:

	2003	2002
Benchmark Interest Rates:
Unidade Padrão de Referência — UPR (Standard Reference Unit)	0.4% per	0.4% per
equal to the Taxa Referencial — TR (Government Interest Rate)	month	month
Certificado de Depósitos Interbancários — CDI (Interbank Rate)	16.3% per	24.8% per
	annum	annum
Taxa de Juros a Longo Prazo — TJLP (Long-term interest rate fixed	11.0% per	10.0% per
by the Federal Government on a quarterly basis)	annum	annum
Indice Geral de Preços a Mercado — IGP-M	8.7% per	25.3% per
	annum	annum
Foreign Exchange Rates:
US$	R$2.8892	R$3.5333
€	R$3.6506	R$3.7012

(a)	Federal Government/Banco do Brasil

In March 1994, existing loan agreements with Caixa Econômica Federal were refinanced and the loan rights were transferred by that financial institution to the Federal Government, with Banco do Brasil acting as an agent. Under the terms of the agreement signed with the Federal Government, charges and payments are made on the “Price” amortization system, indexed monthly to the Standard Reference Unit (UPR), which is equal to the Government’s benchmark Interest Rate (TR), plus interest 8.5% per year. Interest and principal are payable monthly, with final maturity in 2014. The Federal Government has liens on certain bank accounts of the Company, into which certain customers make payments for water and sewage services. These liens secure amounts owed under these loan agreements. Additionally, the State Government has provided guarantees for a portion of amounts owing to the Federal government under these loan agreements.

(b)	Debentures

(i)	3rd Issue

In March 1999, the Company made a public placement of 413,094 non-convertible debentures in an aggregate amount of R$ 413,094, with original maturity in November 2002. These debentures had an effective interest rate of 104.5% of the CDI rate. In September 2001, the terms of these debentures were amended, which changed the interest rate to the CDI rate plus 1.5% per annum and extended the maturity date from November 2002 to September 2004. In March 2003, the debentures were again amended, changing the interest rate from CDI plus 1.5% to CDI plus 2.85%.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

In 2001, the Company disbursed R$ 47,467 to redeem 47,290 debentures held by the holders who did not elect to endorse the 2001 amendments. These debentures were placed in treasury and classified as a reduction of the outstanding debt balance at December 31, 2002. In March 2003, 793 of the debentures in treasury were replaced for an aggregate price of R$838, including accrued and unpaid interest. At December 31, 2003, 46,497 of the debentures with an aggregate value of R$46,629 remain in treasury and are classified as a reduction of the outstanding debenture balance.

(ii)	4th Issue

On April 1, 2001, the Company made a public placement of 30,000 non-convertible debentures in an aggregate amount of R$ 300,000, which mature in December 2006. The placement of these debentures in the local market occurred through an auction held on June 8, 2001. These debentures bear interest at the CDI rate plus 1.2% per annum, payable quarterly. Principal is payable quarterly beginning March 15, 2004.

(iii)	5th Issue

On April 1, 2002, the Company made a public placement of 40,000 non-convertible debentures, in the aggregate amount of R$ 400,000, which mature in March 2007. The placement of these debentures in the local market occurred through an auction held on May 16, 2002 of two separate series.

The first series (31,372 debentures, R$313,720) was issued with an original interest rate of the CDI rate plus 1.85% per annum, payable quarterly. In October 2003, the rate was amended to the CDI rate plus 2.0%. Principal is payable in three annual installments beginning April 1, 2005.

The second series (8,628 debentures, R$86,280) was issued with an original interest rate of IGP-M plus 13.25% per annum, payable annually. In October 2003, the rate was amended to IGP-M plus 12.7%. Principal is payable in three annual installments beginning April 1, 2005.

As a result of these amendments, the Company repurchased 4,714 debentures in the amount of R$55,477, including accrued but unpaid interest, which were held in treasury until December 2003, when they were replaced for R$57,499.

(iv)	Interest

Interest expense recognized on the debentures was R$257,794, R$195,364 and R$111,144 for the years ended December 31, 2003, 2002 and 2001 respectively. Interest paid on the debentures was R$248,278, R$157,656 and R$108,645 in the years ended December 31, 2003, 2002 and 2001, respectively.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(c)	Caixa Econômica Federal

(i)	Pro-Sanitation Program — Water and Sewage

During 1996 through 1998, the Company entered into several loan agreements under the Federal Government Pro-Sanitation Program, with a view to expanding and improving the water supply and sewage systems of several municipalities of the State of São Paulo and of the City of São Paulo. These loans generally bear interest at 6.5% to 9.5% per annum and are subject to additional administration and risk fees, ranging from 1.0% to 3.0% per annum in aggregate, depending on whether the loans are in the grace period or repayment period. Contractually established repayment terms range from 120 to 180 months from the date the related projects become operational.

Caixa Econômica Federal has liens on certain bank accounts of the Company, into which certain customers make payments for water and sewage services. These liens secure amounts owed under these loan agreements.

At December 31, 2003 and 2002, outstanding balances of loans under the Pro-Sanitation Program were R$505,278 and R$507,181, respectively. In addition, R$6,269 was available to be drawn down under these loan agreements at December 31, 2003.

(ii)	Pro-Sanitation Program — “Pró-Sanear”

In 1997 and 1998, contracts were signed under the Pro-Sanitation - “Pró-Sanear” for the improvement of water and sewage services in several municipalities of the Metropolitan São Paulo Region, with the participation of the communities receiving the services. Loans made to the Company under the program bear interest at 5.0% per annum and are subject to additional administration and risk fees, ranging from 1.0% to 3.0% per annum in aggregate, depending on whether the loans are in the grace period or repayment period. Contractually established repayment terms are 180 months from the date the related projects become operational. The loans are collateralized by collections of the daily billings from water supply and sewage services up to the total amount of the debt.

At December 31, 2003 and 2002, outstanding loan balances under this program were R$17,419 and R$14,329, respectively. Amounts available for use from these loans, for the projects already in progress, was R$15,925 at December 31, 2003.

(iii)	Covenants

The loans under the Pró-Sanitation program are subject to the Company meeting certain financial and operating covenants (including operating margin, personnel expense margin, and revenue versus collection index, as defined). At December 31, 2003, the Company was in compliance with all such covenants.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(d)	BNDES

In August 2002, to the Company signed a loan agreement with the Banco Nacional do Desenvolvimento Economico e Social (the Brazilian Economic and Social Development Bank — BNDES) for R$60,000 to partially finance the second stage of the clean-up of the Tietê River, object also of a loan agreement with the Inter-American Development Bank (IDB).

On the same date and for the same purpose, the Company signed a R$180,000 onlending agreement, not yet fully drawn down, distributed among the agents thereto as follows:

Agent	Amount
Unibanco — União de Bancos Brasileiros S.A.	60,000
Banco BBA Creditanstalt S.A.	51,000
Banco Alfa de Investimento S.A.	39,000
Banco Itaú S.A.	30,000

Total	180,000

The related project is in the execution stage and aggregate borrowings under the agreements was R$96,103 and R$4,046 in 2003 and 2002 respectively. The onlending agreement funds are passed on from BNDES to the agents, and by the agents to the Company.

Interest on both loans bear interest at TJLP limited to 6.0% per annum, plus a spread of 3.0% per annum, payable quarterly during the grace period and monthly in the repayment period. The portion of TJLP in excess of 6.0% is added to the outstanding principal balance. Principal is payable in monthly installments beginning in September 2005, with final maturity in August 2012. The agreements are collateralized by part of the revenues from water supply and sewage services.

The loan agreements subject the Company to certain financial and operating covenants, including among others, covenants for the maintenance of the following financial ratios, all as defined in the respective loan agreements:

•	Current adjusted ratio

•	Ratio of connections (water and sewage) to employees

•	Ratio of earnings before interest, taxes and depreciation (EBITDA) to operating revenue

•	Ratio of EBITDA to debt service

•	Ratio of shareholders’ equity to liabilities

At December 31, 2003, the Company was in compliance with all such covenants.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(e)	Long-term Notes

In July 1997, the Company issued US$275 million 10% Notes due 2005. Interest on the loans is payable semiannually with final maturity in July 2005.

In June 2000, the Company issued US$200 million 12% Notes due 2003. Interest on the notes was payable semiannually and the notes were paid in full in July 2003.

In June 2003, the Company issued US$225 million 12% Notes due 2008. Interest is payable semiannually with final maturity in June 2008.

The Company is subject to covenants under agreements evidencing or governing its outstanding indebtedness, including those set forth in the indentures relating to the 10% Notes due 2005 and the 12% Notes due 2008, a loan agreement with the Inter-American Development Bank (discussed in (f) below) and the loan agreements relating to the Syndicated Loans (discussed in (h) below). Each of these agreements contains, among other provisions, limitations on the Company’s ability to incur debt. The indentures relating to the 10% Notes due 2005, the 12% Notes due 2008 and the Syndicated Loans are the most stringent of these debt agreements. All of these indentures prohibit, subject to certain exceptions, the incurrence of additional debt in the event that (1) the ratio of Indebtedness to Adjusted Capitalization (as defined therein) is greater than 0.42x or (2) the Debt Service Coverage Ratio (as defined therein) is less than 2.50x. These ratios are calculated using financial statements prepared under the constant currency method (which is an accounting methodology that differs from BR CL and that incorporates inflation accounting no longer commonly used in Brazil).

(f)	Inter-American Development Bank (IDB)

In June 1987, the Company signed a loan agreement with the IDB for US$163 million to finance improvements and expansion of the sewage systems in the São Paulo Metropolitan Region. The loan bears interest at 7.7% per annum. Semiannual principal repayments began in January 1994, with final maturity in July 2007.

In December 1992, the Company signed a loan agreement with the IDB for US$400 million to finance the first stage of the clean-up of the Tietê. The loan bears interest at a variable rate based on the cost of funding to the IDB. Semiannual principal repayments began in June 1999, with final maturity in December 2017. At the same time, the Company signed an additional loan agreement for a further US$50 million for the first stage of the clean-up of the Tietê River. This loan bears interest at 3.0% per annum. Semiannual principal repayments began in June 1999, with final maturity in December 2016.

In July 2000, the Company signed a loan agreement with the IDB for US$200 million to finance the second stage of the clean-up of the Tietê River. The estimated total cost of the second stage of the clean-up project is US$400 million, of which 50% will be financed by the IDB and the remaining balance financed by the Company. At December 31, 2003 and 2002, the Company had drawn down R$103,975 and R$39,781, respectively, relating to clean-up costs incurred. The loan bears interest at a variable rate, compounded semiannually, based on the cost of funding to the IDB, as measured in the prior six-month period. The loan will be repaid in semiannual principal installments through July 2025.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

The Federal Government provides guarantees of the Company’s loans with the IDB. The Company has pledged some of its properties, including its headquarters and some of its other administrative buildings and water storage tanks, as collateral to the Federal Government in connection with certain long term financing transactions with the IDB that the Federal Government has guaranteed.

As discussed in (e) above, the loan agreements subject the Company to certain financial and operation covenants, which include among others, restrictions on the ability to create new indebtedness and the maintenance of certain financial ratios. At December 31, 2003, the Company was in compliance with all such covenants.

(g)	International Bank for Reconstruction and Development (World Bank)

In February 1990, the Company signed a loan agreement with the World Bank for US$280 million to finance improvements in the Company’s operating efficiency. The loan bears interest at a variable rate calculated as 0.5% above the cost of funding to the World Bank during the prior six-month period. Principal repayments began in September 1994, with final maturity in March 2004. At of December 31, 2003 and 2002, the outstanding balance under the loan was R$40,808 (US$14,124,000) and, R$134,764 (US$38,141,000), respectively.

In March 1993, the Company signed an agreement with the State Government for the transfer of the funds received by the State Government from the World Bank in December 1992. The proceeds from this loan were designated to finance the environmental clean-up of the Guarapiranga Basin. The loan bears interest at 0.5% above the World Bank cost of funding. Semiannual principal repayments began in October 1997, with final maturity in April 2007. At of December 31, 2003 and 2002, the outstanding balance was R$45,433 (US$15,725,000) and R$64,302 (US$18,199,000), respectively.

The Federal Government provides guarantees of the Company’s loans with the World Bank. The Company has pledged some of its properties, including its headquarters and some of its other administrative buildings and water storage tanks, as collateral to the Federal Government in connection with certain long term financing transactions with the World Bank that the Federal Government has guaranteed.

(h)	Syndicated loans

In October 2000, the Company signed a loan agreement for US$100 million with Deutsche Bank Luxembourg. The loan bears interest at 11.13% per annum. Principal is being paid in semiannual installments, with final maturity in October 2005.

As discussed in (e) above, the loan agreements subject the Company to certain financial and operation covenants, which include among others, restrictions on the ability to create new indebtedness and the maintenance of certain financial ratios. At December 31, 2003, the Company was in compliance with all such covenants.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(i)	Contractual maturities of loans and financing

Contractual maturities of loans and financing at December 31, 2003 were as follows:

							2010 and
	2004	2005	2006	2007	2008	2009	beyond	Total
In local currency	713,700	459,064	487,718	407,512	285,240	307,572	1,590,769	4,251,575
In foreign currency	283,298	978,827	134,384	124,170	729,082	79,012	683,915	3,012,688

	996,998	1,437,891	622,102	531,682	1,014,322	386,584	2,274,684	7,264,263

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

11.	DEFERRED TAXES

Income tax and social contribution (a federally mandated tax based on income) are accrued on taxable results at the applicable tax rates, generally 25% for income tax and 9% for social contribution tax (34% composite rate) for the years ended December 31, 2003, 2002 and 2001.

(a)	Reconciliation of the effective tax rate

The amount recorded as income and social contribution tax expense in the financial statements is reconciled to the statutory composite rates, for the years ended December 31 as shown below:

	2003	2002	2001
Income (loss) before taxes on income	1,111,078	(938,709)	126,528
Statutory rate	34%	34%	34%

Tax (expense) benefit at statutory rate	(377,767)	319,161	(43,020)
Permanent differences
Realization of the revaluation reserve of property plant and equipment — not deductible for tax purposes	(45,643)	(32,586)	(44,150)
Tax benefit on deductible interest on shareholders’ equity	171,390	36,796	166,548
Other differences	9,384	(56)	10,321

Income and social contribution taxes as reported in the statement of operations	(242,636)	323,315	89,699

Current	(216,089)	(2,842)	(21,477)
Deferred	(26,547)	326,157	111,176

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(b)	The following summarizes the composition of deferred taxes at December 31:

	2003	2002
Current deferred tax assets:
Provisions for contingencies	3,874	58,502
Tax loss carryforwards	25,810	—

	29,684	58,502

Long-term deferred tax assets:
Provisions for contingencies	172,499	96,190
Tax loss carryforwards	40,369	108,728
Other temporary differences	9,936	1,115

	222,804	206,033

Total deferred tax assets	252,488	264,535

Current deferred tax liabilities:
Deferred taxes on revenues from governmental agencies	45,502	76,266
Deferred taxes on inflationary indexing gains	—	9,903

	45,502	86,169

Long-term deferred tax liabilities:
Deferred taxes on revenues from governmental agencies	121,117	63,353
Other temporary differences	—	12,527

	121,117	75,880

Total deferred tax liabilities	166,619	162,049

Net deferred tax asset	85,869	102,486

(c)	Tax effects on the revaluation of assets

As permitted by CVM Instruction No. 197/93, the Company did not record deferred tax liabilities related to the adjustments recorded as a result of the revaluations of property, plant, and equipment in 1990 and 1991. These unrecorded deferred tax balances would have amounted to R$526,900 and R$572,582 at December 31, 2003 and 2002, respectively.

(d)	Tax loss carryforwards

At December 31, 2003 and 2002, the Company had tax loss carryfowards of R$735,324 and R$963,923, respectively, related to social contribution tax, and R$87,902 related to income tax at December 31, 2002, which may be used to offset future taxable income.

These tax loss carrryforwards have no expiration, but are limited to utilization of 30% of taxable income in any given year. The Company is currently petitioning in court the right to fully offset the tax loss carryforwards without regard to the 30% annual limitation imposed by Law No. 8,981/95. Utilization of tax loss carryforwards in 2003 was within the limitation established by law.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

Pursuant to CVM Deliberation No. 273/98 and CVM Instruction No. 371/02, management is required to present its best estimate of expected realization of tax assets arising from income tax and social contribution tax loss carryforwards. Current estimates indicate that these assets will be realized, as follows:

Realization
Year	- %
2004	40
2005	48
2006	12

Total	100

In accordance with CVM Instruction No. 371/02, these estimates were based on projections using the cash flow model, approved by the Company’s Board on March, 25, 2004.

However, it is not possible to foresee with reasonable precision the years in which the assets will be actually realized. The estimates for the generation of future taxable income include several assumptions related to the performance of the Brazilian economy, foreign exchange rates, sales volumes, tariffs, tax rates and others, which could differ significantly from current estimates. Management can provide no assurance that the tax assets will be realized within the years specified above.

(e)	Deferral of tax on indexing gains (inflationary profit)

This balance arises from the inflation accounting system in use prior to 1996 through which time certain adjustments for inflation were taxable or tax deductible. The deferral of the date of payment of income tax arising through that period was generally over the life of the underlying non-monetary assets but not exceeding ten years. In 2002, as permitted by current tax legislation, the Company carried out a partial realization of inflationary profit in advance of the actual timing using 2002 tax losses. The total amounts realized during 2003, 2002 and 2001 were R$9,903, R$179,268 and R$47,281, respectively.

12.	TAXES PAYABLE

	Current		Long-term
	2003	2002	2003	2002
Income tax	4,396	—	—	—
COFINS and PASEP (taxes on revenue)	23,428	7,934	—	—
Tax refinancing agreements:
PAES	33,201	—	282,214	—
REFIS	—	63,193	—	73,725
INSS (social security contribution)	15,055	12,910	—	—
Other	8,408	1,884	—	—

Total	84,488	85,921	282,214	73,725

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

The Company applied for enrollment in the Special Tax Debt Refinancing Program (PAES) on July 15, 2003, in accordance with Law No. 10,684 of May 30, 2003, in which the Company included certain tax liabilities related to COFINS and PASEP, which had previously been the subject of a legal action by the Company challenging the application of Law No. 9,718/98, and consolidated the previously outstanding balance of tax liabilities included under the previous Tax Recovery Program (REFIS). The total amount of tax liabilities included under PAES was R$316,953 as follows:

Tax	Principal	Fines	Interest	Total
COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	—	—	112,639

Total	250,139	13,759	53,055	316,953

The obligation, which is pending confirmation by the Federal Revenue Authorities, will be paid in 120 months with interest rated based on TJLP (Long Term Interest Rate), published by the Brazilian Government. After enrolling in the PAES program, from July to December 2003, the Company paid R$16,224 and accrued R$14,686 in financial charges. During the first semester of 2003, the Company paid obligations related to principal and financial charges amounting to R$32,653 regarding the REFIS program. Assets pledged as guarantee under the previous REFIS program in the amount of R$249,034 continue to secure amounts under the PAES program.

Amounts paid under the previous REFIS program until December 2002 were R$157,069, including financial charges of R$55,208.

13.	PENSION AND HEALTH BENEFIT PLANS

The Company sponsors a funded defined-benefit pension and benefits fund (Plan G1), which is operated and administered by Fundação SABESP de Seguridade Social (“SABESPREV”). SABESPREV was formed in August 1990 to manage the Company’s employees’ retirement and pension plans and health benefit program, which supplement benefits that the Brazilian Federal Government social security system provides. SABESPREV’s assets are held independently of the Company’s assets, although the Company nominates a majority of the directors of SABESPREV.

SABESPREV also provides medical and dental assistance to eligible participating employees and their dependents (approximately 57,100 and 57,800 beneficiaries, including dependents at December 31, 2003 and 2002, respectively). In-patient health care is generally fully covered under the plan. At December 31, 2003, the Company, through SABESPREV, also offered medical assistance to approximately 9,000 former employees and their dependents (all post-retirement medical assistance is funded by the beneficiaries themselves). SABESPREV administers is medical and dental assistance primarily through independent health care providers.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

Both pension and health care benefits are supported by monthly contributions from the Company and employee plan participants. The Company’s minimum monthly contributions to the pension and benefits plans generally correspond to the difference between (a) the total cost as determined by an independent actuary and (b) the percentage of corresponding participating employee contributions and transfers from SABESP’s investment program. In 2003 and 2002, Company contributions for pension benefits were 2.1% of average payroll and employee contributions were 2.1% of average base salaries. In addition, in 2003 and 2002, Company contributions to the health care benefits program were 6.2% of average payroll and participating employee contributions were 3.2% of average salaries plus adjustments.

As discussed in Note 6, the Company also pays certain pension and leave benefits on behalf of the State Government to former employees of the State Government-owned companies which merged to form SABESP. Pursuant to a law enacted by the State Government, certain employees who provided service to SABESP prior to May 1974 and retired as an employee of SABESP acquired a legal right to receive supplemental pension payments from the State Government (which rights are referred to as “Plan G0”). Amounts paid by the Company on behalf of the State Government are claimed and reimbursed by the State Government, as the primary obligor.

The Company is currently evaluating the possible introduction of a defined contribution plan for new employees and providing exiting employees an option to migrate from the defined benefit G1.

(a)	Actuarial obligation

Based on independent actuarial reports at December 31, 2003 and 2002, the Company’s actuarial obligation to the plan was R$305,184 and R$281,195, respectively, representing the difference between the present value of the Company’s benefit obligations and the fair value of the related assets, as shown below:

(i)	Reconciliation of assets and liabilities

	2003	2002
Projected benefit obligation	774,126	666,248
Fair value of plan assets	(482,881)	(380,471)
Unrecognized (gains) losses	13,939	(4,582)

Total pension liability	305,184	281,195

Unrecognized prior service cost	(159,644)	(212,859)

Accrued pension obligation	145,540	68,336

(ii)	Reconciliation of changes in accrued pension obligation:

Accrued pension obligation at December 31, 2002	68,336
Net periodic pension cost	88,816
Employer contributions	(11,612)

Accrued pension obligation at December 31, 2003	145,540

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(iii)	Components of net periodic benefit cost

	2003	2002
Service cost	11,324	10,711
Interest cost	102,319	61,438
Expected return on plan assets	(66,364)	(34,639)
Employee contributions	(11,678)	(11,336)
Amortization of transition obligation — prior service cost	53,215	53,215

Net periodic benefit cost	88,816	79,389

(iv)	Reconciliation of changes in the projected benefit obligation

Projected benefit obligation at December 31, 2002	666,248
Service cost	11,324
Interest cost	102,319
Benefits paid	(22,154)
Actuarial loss	16,389

Projected benefit obligation at December 31, 2003	774,126

(v)	Reconciliation of changes in the fair value of plan assets

Fair value of plan assets at December 31, 2002	380,471
Actual return on plan assets	99,502
Contributions	25,062
Benefits paid	(22,154)

Fair value of plan assets at December 31, 2003	482,881

(vi)	Actuarial estimate of 2004 net periodic benefit cost

2004
Cost of current service	11,960
Cost of interest	93,991
Expected return on plan assets	(58,478)
Employee contributions	(13,754)
Amortization of past service cost	53,215

Estimated 2004 net periodic benefit cost	86,934

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(vii)	Actuarial assumptions

Several statistical and other factors that attempt to project future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and the rate of future salary increases as determined by the Company, within certain internal guidelines. In addition, the actuary also uses subjective factors such as termination, turnover and mortality rates to estimate these factors. The actuarial assumptions used by the Company are reviewed on a regular basis and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower termination/withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of pension expense recorded by the Company.

The assumptions used for the actuarial valuation were as follows for the years ended December 31:

	2003		2002
Economic assumptions
Discount rate	12.32	%p.a.	15.56	%p.a.
Expected rate of return on plan assets	12.06	%p.a.	17.33	%p.a.
Future salary increases	6.08	%p.a.	9.14	%p.a.
Increase in social security benefits and limits	4.00	%p.a.	7.00	%p.a.
Capacity factor
Salaries	98%		98%
Benefits	98%		98%

Demographic assumptions for 2003 and 2002
Mortality table	Adjusted IBGE
Disabled mortality table	RRB 1944
Disability entry table	RRB 1944
Turnover table	Prudential
Retirement age	First age entitled to one of the benefits
% of active participants married at time of retirement	95%
Age difference between the participants and their spouses	Wives are four years younger than husbands

At December 31, 2003 the number of active and inactive participants in the plan was 17,178 and 4,397, respectively.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(b)	Extraordinary Item

As permitted, SABESP has chosen to recognize the December 31, 2001 transition obligation as a result of adopting CVM Deliberation No. 371 in equal amounts over a five-year period. The charge is presented as an “Extraordinary item”, net of taxes, as follows:

Transition obligation-prior service cost at December 31, 2001	266,074
Extraordinary item - 20%	53,215
Tax effects	(18,093)

Extraordinary item, net of taxes	35,122

14.	EMPLOYEE PROFIT SHARING

The employees’ profit-sharing amounts are measured in accordance with annual agreements with the trade unions. Such agreements define certain targets to be met and also define limits for distribution per employee based on monthly salaries.

As a result of negotiations held by the Company with entities representing the employees, a Profit Sharing Program was implemented for the period from July 2003 to June 2004, with the payment of an amount corresponding to up to one month’s payroll, depending on achievement of targets.

In December 2003, the Company paid in advance R$20,385, equivalent to 50% of one month’s payroll; the remainder, if applicable, will be paid at the end of August 2004.

At December 31, 2003 and 2002, the Company had accrued as salaries and payroll charges the amount of R$39,978 and R$34,740, respectively, relating to employees profit sharing, in accordance with the labor legislation and agreements with trade unions. The year end accrual is an estimate made by management, as the final determination of the amount payable is not available at the date of the preparation of the financial statements. Amounts paid with respect to the program may differ from the liability accrued.

15.	DISMISSAL ENCOURAGEMENT PROGRAM

In December 2003, Company management approved and announced a special, one-time, dismissal encouragement program, granting special termination benefits to employees who opted for voluntary terminiation or early retirement. Benefits under the program generally included 30% of the employee’s salary for each year of service and the 40% of the FGTS — Fundo de Garantia por Tempo de Serviço (Severance Fund). Approximately 700 employees voluntarily accepted such benefits under the program. At December 31, 2003, the Company accrued R$34,645 for these benefits, which is recorded as part of accrued payroll and related charges and is anticipated to be paid in 2004.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

16.	COMMITMENTS AND CONTINGENCIES

(a)	Provision for contingencies

The Company is party to a number of legal proceedings arising in the normal course of business, involving labor, tax, civil, environmental and other matters. The Company has accrued amounts necessary to cover estimated probable losses in case of an unfavorable outcome. Management believes that, even in the event of an unfavorable outcome, such proceedings will not have a material adverse effect on the Company’s financial condition.

The provision for contingencies at December 31 is summarized as follows:

	2003	2002
Disputed taxes
COFINS and PASEP	—	170,494
FINSOCIAL	7,872	7,872
Customer claims	181,167	90,635
Contractor claims	157,832	107,380
Labor claims	24,195	19,131
Civil claims	20,031	11,329
Other claims	12,740	10,464

Total provision for contingencies	403,837	417,305

Current portion	19,266	179,935
Long-term portion	384,571	237,370

(i)	Disputed taxes

The Company filed a lawsuit challenging a law enacted in 1998 which expanded the definition of income subject to the PASEP taxes, as well as increasing the COFINS rate. The PASEP provision was first recorded in 1998 and was being increased as the contested tax obligation accrued. In July 2003, the Company withdrew its lawsuit and the related liability was included in the Special Tax Debt Refinancing Program — PAES. The related obligation has been transferred to taxes payable at December 31, 2003 (see Note 12).

The Company filed a lawsuit in 1991 challenging the increase in the FINSOCIAL rate (a tax on sales revenue). The timing of these increases was successfully challenged in the lower courts by a number of Brazilian companies and a Federal Supreme Court ruling decreeing the unconstitutionality of the rate increases. Subsequent legislation allowed taxpayers to offset the overpaid tax against other taxes due to the same taxing authority. However, in 1997, the Federal Supreme Court complemented its earlier decision and ruled that the FINSOCIAL tax rate increases were applicable to service companies. The Company challenged this ruling in the courts between 1998 and 2000 and filed a number of appeals without success. Legal counsel concluded in 2001, that the claim was unlikely to prevail and payment of the tax would be probable. Accordingly, during 2001, the Company revised the existing provision regarding FINSOCIAL taxes, charging general and administrative expenses (principal amount) and financial expenses (interest and other charges amounts) totaling R$ 43,871 and increasing the

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

provision to R$ 51,753. In July 2002, the Company paid R$ 57,016, relating to this obligation and authorized the release of court-held deposits to the tax authorities, thus terminating the legal action filed by the Company in 1991. The remaining balance represents the remaining amounts in escrow pending withdrawal by the Government.

(ii)	Customer claims

Customer claims refer to action actions filed by the Company’s customers claiming tariff parity which are currently in the lower or appellate courts, where decisions have been both favorable and unfavorable to the Company. Based on the advice of legal counsel, the Company increased the provision in 2003 to R$181,167 from R$90,635 in 2002 for such claims.

(iii)	Contractor claims

Certain construction service contractors have filed claims in court against the Company alleging underpayment of inflation indexation adjustments. Based on advice from the Company’s legal counsel, and due to new claims arising in 2003, the Company increased the provision to R$ 157,832 from R$107,380 in 2002 to cover probable losses arising from unfavorable decisions in these matters.

(iv)	Labor claims

The Company is a defendant in a number of labor claims, primarily involving the Sindicato dos Trabalhadores em Água, Esgoto e Meio Ambiente de São Paulo (the São Paulo Water, Sewage and Environmental Service Workers Union — SINATAEMA) for overtime payment, health hazard and other payments and benefits. Based on advice from the Company’s legal counsel and its human resources department and on analyses carried out by outside legal counsel, the Company has recorded provisions which management considers sufficient to cover probable losses regarding these matters. The Company increased the provision to R$24,195 in 2003 from R$19,131 in 2002 related to labor claims.

(v)	Civil claims

Refer to indemnities for material or moral losses caused by third parties. Based on advice from the Company’s legal counsel, the Company increased the provision to R$20,031 in 2003 from R$11,329 in 2002.

(vi)	Other proceedings

The Company is party to a number of other legal proceedings in the normal course of business involving possible risk of loss, in addition to the lawsuits and administrative proceedings discussed above.

Management does not believe that such legal proceedings will, individually or in the aggregate, have a material adverse effect on the Company’s business, results of operations or financial condition, and therefore, no provisions have been recorded based on management’s assessment of the probability of loss.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

The amounts involved in these other matters, for which management has assessed the likelihood of loss as possible was as follows at December 31:

	2003	2002
Labor	6,000	4,300
Contractor	44,750	31,800
Civil	76,000	6,000
Customers	331,250	89,500
Other	1,700	1,500

	459,700	133,100

(vii)	Escrow deposits

Escrow deposits represent deposits made under court instructions relating to labor, tax and civil lawsuits to which the Company is a party. These deposits are restricted and held by the court until such time that a final court ruling is determined and issued. Full provisions have been provided to cover probable losses of these deposits.

(b)	Operating lease commitments

The Company leases certain administrative facilities and equipment under long-term operating lease agreements. The following summarizes the contractual minimum operating lease payments for the years presented:

R$
2004	9,127
2005 / 2006	3,782
2007 and thereafter	285

13,194

Rental expense for the years ended December 31, 2003, 2002 and 2001 was R$11,628, R$15,074 and R$14,449, respectively

(c)	Take-or-pay contracts

The Company has entered into long-term “take-or-pay” contracts for the supply of electrical energy. The Company’s significant take-or-pay obligations with respect to electrical energy by year of anticipated payment is as follows:

R$
2004	68,441
2005 / 2006	12,153
2007 and thereafter	2,898

Total	83,492

Expense for electricity for the years ended December 31, 2003, 2002 and 2001 were R$322,882, R$266,130 and R$197,724, respectively

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(d)	Other commitments

Commitments for construction projects under contract at December 31, 2003 are estimated at R$776,000 (unaudited).

17.	OTHER LIABILITIES

The following summarizes the composition of other liabilities at December 31:

	2003	2002
São Bernardo Agreement (Note 5 (b))	100,526	—
ANA deposits liability (Note 8 (a))	24,685	16,211
Other	51,803	43,355

Total other liabilities	177,014	59,566

Current portion	152,316	43,355
Long-term portion	24,698	16,211

18.	SHAREHOLDERS’ EQUITY

(a)	Authorized capital

The Company is authorized to increase its capital up to a maximum of R$4,100,000, corresponding to 40,000,000,000 registered common shares without par value.

The Company has from time to time issued shares to purchase assets from third parties, usually municipal authorities. These shares are issued at market value, which correspond to the fair value of the asset acquired.

(b)	Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 28,479,577,827 registered common shares without par value at December 31, 2003 and 2002, as follows:

	2003		2002
	Number		Number
Shareholders	of shares	%	of shares	%
São Paulo State Finance Department	20,376,674,058	71.54	20,376,674,059	71.54
Shares held in custody by Stock Exchanges	8,073,310,852	28.35	8,062,195,428	28.30
Other	29,592,917	0.11	40,708,340	0.16

	28,479,577,827	100.00	28,479,577,827	100.00

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(c)	Distribution of earnings

Shareholders are entitled to a mandatory minimum dividend distribution of 25% of adjusted net income, calculated in conformity with Brazilian Corporate Law. This requirement can be met through payments made in the form of dividends and interest on shareholders’ equity (net of withholding tax), to the extent amounts are available for distribution. Dividend distributions are limited to retained earnings as determined in accordance with BR CL. At December 31, 2003, as required by the CVM, management has designated the retained earnings balance to a discretionary investment reserve account (see (g) below).

For purposes of BR CL, and in accordance with the by-laws of the Company, adjusted annual net income is an amount equal to the Company’s annual net income adjusted to reflect allocations to or from (i) statutory legal reserve, (ii) an equity contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any.

(d)	Interest on shareholders’ equity

The Company by-laws also provide for distribution of interest on shareholders’ equity as an alternative form of distribution to shareholders. The interest rate is limited to the variation in the TJLP during the applicable period and the deductible distribution cannot exceed the greater of 50% of net income (before distribution and deductions for income taxes) for the period or 50% of retained earnings. Distribution of interest on shareholders’ equity is a tax-deductible expense for both income tax and social contribution purposes. The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, is taken into account in determining the mandatory dividend.

The Company declared interest on shareholders’ equity, in lieu of dividends, in the amount of R$504,089 and R$108,222 in 2003 and 2002, respectively. Of these amounts, R$17,943 and R$4,600, respectively, was withheld as income tax related to those shareholders which are subject to such taxation (State Government, municipalities and pension funds among others, are exempt from withholding income taxes). Interest on shareholders’ equity was calculated in conformity with article 9 of Law No. 9,249/95, at the Long-term Interest Rate (TJLP). This interest was originally recorded in “Financial expenses” for income and social contribution tax deductibility purposes and subsequently, for presentation purposes, was reflected directly in “Shareholders’ equity” in conformity with CVM Deliberation No. 207/96.

As discussed in Note 6, the remaining balance payable to shareholders at December 31, 2003 reflects the reclassification, for presentation purposes, of R$401,712 of interest on shareholders’ equity payable to the State Government to receivable from shareholder, which will be subject to reciprocal offset with amounts owed from the State Government in 2004 in accordance with the terms of the GESP Agreement.

(e)	Capital reserve

Capital reserves comprise tax incentives and donations from government entities.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

The tax incentive reserve results from an option to invest in the capital stock of companies undertaking specified government-approved projects. In lieu of paying part of the income tax due, the amount is credited to income tax and subsequently appropriated from retained earnings to this reserve.

The donations reserve reflects the value of assets received from government entities, principally enabling the Company to provide service access to properties. No shares are issued in exchange nor other remuneration provided in connection with assets received. These donations are recorded as a direct benefit to shareholders’ equity.

(f)	Legal (statutory) reserve

Under Brazilian Corporate Law, the Company is required to record a legal reserve to which it must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20% of paid-in capital. Accumulated deficit, if any, may be charged against the legal reserve.

(g)	Investment reserve

The balance of retained earnings not distributed to shareholders is transferred to a discretionary reserve (investment reserve) in accordance with the Company’s capital expenditure program.

(h)	Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company chose not to recognize deferred taxes liabilities related to the revaluation reserve for property, plant and equipment recorded up to 1991. These unrecorded deferred tax balances would have amounted to R$526,900 and R$572,582 at December 31, 2003 and 2002, respectively. The revaluation reserve is transferred to retained earnings in proportion to the depreciation and disposal of the respective assets.

19.	INSURANCE COVERAGE

Insurance policies held by the Company provide the following coverage, taking into account the risks and nature of the related assets:

2003 Insured
Type of insurance	amounts - R$
Engineering risk	622,781
Fire	264,875
General liability — Directors & Officers	80,000
Comprehensive general liability — Construction	2,776
Comprehensive general liability — Operating	1,500

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

20.	FINANCIAL INSTRUMENTS AND RISK

(a)	Fair value of financial instruments

Market values and book values of the Company’s main financial instruments as of December 31 are as follows:

	2003		2002
	Book	Market	Book	Market
	value	value	value	value
Time deposits	186,419	186,419	344,365	344,365
Foreign currency deposits	26,590	26,590	—	—
Loans and financing	7,264,263	7,461,105	7,877,656	8,100,819

The Company’s main financial instruments as of December 31, 2003, and the criteria adopted for their valuation are as follows.

(i)	Cash and cash equivalents comprise cash on hand, bank accounts, time deposits, and foreign currency deposits. The recorded values of these financial instruments approximate their market value.

(ii)	Loans and financing — Market value was determined based using discounted cash flows, based on market interest rates for instruments with similar risks and terms.

(iii)	Debentures — The Company has already settled 2 of its 5 debentures issuances. These securities are negotiated in over the counter markets, and are stated at amounts that approximate their market value (see Note 10).

The market values determined by the Company were based on available information and appropriate valuation methodologies, both of which require considerable judgment and estimates. Consequently, the estimates of fair values presented above do not necessarily indicate the amounts that might be realized or settled in a current market transaction. The use of different market approaches and/or methodologies could have a significant effect on the estimated market values.

(b)	Exchange rate risk

Exchange rate risk is the risk that the Company may incur losses due to exchange rate fluctuations, which could increase the liability balances and related financial expenses of loans and financing denominated in foreign currencies. The Company does not utilize derivative financial instruments to mitigate foreign currency risk, given the amounts and related costs involved. However, at times, it holds foreign currency deposits to mitigate foreign currency exposure.

At December 31, 2003, a significant portion of the Company’s debt is denominated in foreign currency, primarily the US dollar and the Euro, totaling R$3,708,015 (Note 10). The Company’s net exposure to the exchange rate risk as of December 31, 2003 is summarized as follows:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

	In thousands
	US$	€
Foreign currency deposits	(2,067)	(5,660)
Loans and financing	1,019,004	2,746

	1,016,937	(2,914)

(c)	Interest rate risk

Interest rate risk is the risk that the Company may incur losses due to interest rate fluctuations that would increase its financial expenses related to loans and financing. At December 31, 2003, the Company had R$1,225,090 in loans and financing which were obtained at variable interest rates (CDI and TJLP, etc.). In addition, adjustments to the Company’s related water and sewage tariff rates are not necessarily correlated with the increases in the interest rates and price-level restatement indices associated with the Company’s debt.

The Company does not utilize derivative financial instruments to mitigate interest rate risk. The Company does, however, continually monitor market interest rates in order to evaluate the possible need to replace its debt.

(d)	Credit risk

The Company manages credit risk principally by selling to a geographically dispersed customer base, including sales to municipal governments. No single customer represented more than 10% of the Company’s sales and services rendered in the years ended December 31, 2003, 2002 and 2001.

21.	GROSS REVENUE PER REGION

	2003	2002	2001
Metropolitan São Paulo	3,268,768	3,003,854	2,682,017
Regional systems	1,038,766	958,582	861,491

Total	4,307,534	3,962,436	3,543,508

No single customer accounted for more than 10% of the Company’s sales and services revenues in each of the years ended December 31, 2003, 2002 and 2001.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

22.	OPERATING EXPENSES

	2003	2002	2001
Cost of sales and services:
Payroll and related charges	791,648	652,135	578,179
General supplies	77,250	68,355	59,047
Treatment supplies	88,610	77,719	58,750
Outside services	207,176	211,967	198,938
Electric power	321,323	265,013	196,869
General expenses	33,419	34,832	33,997
Depreciation and amortization	547,722	504,955	464,655
PASEP tax credits	(20,314)	—	—

	2,046,834	1,814,976	1,590,435

Selling expenses:
Payroll and related charges	130,978	100,753	80,751
General supplies	5,328	4,324	3,785
Outside services	82,515	89,383	68,165
Electric power	743	536	365
General expenses	37,924	24,825	24,137
Depreciation and amortization	2,421	2,403	1,614
Bad debt expense, net of recoveries	37,625	162,915	153,780
PASEP tax credits	(232)	—	—

	297,302	385,139	332,597

Administrative expenses:
Payroll and related charges	110,509	93,436	81,812
General supplies	3,424	4,134	4,540
Outside services	39,915	60,303	58,432
Electric power	816	581	490
General expenses	58,661	32,656	26,052
Depreciation and amortization	14,312	11,717	11,060
Tax expenses	26,423	23,197	20,749
PASEP tax credits	(322)	—	—

	253,738	226,024	203,135

Financial expenses:
Interest and other charges on loans and financing - local currency	523,418	461,404	375,662
Interest and other charges on loans and financing - foreign currency	255,824	276,693	239,486
Other expenses on loans and financing	5,801	774	248
Income tax on remittances abroad	37,355	23,810	21,818
Other financial expenses	58,612	62,751	36,966
Monetary variations on loans and financing	144,689	103,597	68,192
Exchange variations on loans and financing	(540,569)	1,345,335	387,009
Other monetary and exchange variations	33,268	3,719	2,901
Provision for monetary indexation of contingencies	138,440	140,963	72,808
PASEP tax credits	(18,859)	—	—

Total financial expenses	637,979	2,419,046	1,205,090

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

	2003	2002	2001
Financial income:
Monetary variations	203,938	35,350	23,795
Income from temporary cash investments	69,958	69,022	60,309
Interest	37,450	42,863	19,574
Other	2	15	55

Total financial income	311,348	147,250	103,733
COFINS and PASEP (taxes on financial income)	(19,846)	(4,497)	(3,795)

Total financial income	291,502	142,753	99,938

Financial expenses, net	346,477	2,276,293	1,105,152

23.	DIRECTOR AND MANAGEMENT COMPENSATION

Compensation paid by the Company to the members of its board of directors and management totaled R$1,478, R$921 and R$1,251 for the years ended December 31, 2003, 2002 and 2001, respectively.

24.	SUBSEQUENT EVENT

The atypical meteorological conditions of the past three years resulted in the need to launch institutional campaigns to encourage economical and rational use of water and, which has led to a decrease in billed water volumes. At the same time, higher investments were required to mitigate the drought effects on the Company’s water production systems. This drought period may materially impair the water supply and water volumes billed.

In October 2003, the Company launched a new campaign “Watch the Water Level”, involving advertisements in all media, blitzes throughout the city, presentations and partnerships with customers, suppliers and various segments of the population. The campaign’s objective was to call attention to the water supply reservoirs, encouraging the rational use of water and fighting water waste, in addition to promoting increased awareness of the importance of water resources for social and economic development.

In addition, in March 2004, the Company launched the “Water Economy Bonus Program” to be implemented in the metropolitan area of São Paulo to stimulate water consumption reduction by the population. The program will encompass the municipalities of the São Paulo Metropolitan Region supplied by the metropolitan aqueduct system and will be effective for six months starting March 15, 2004. A 20% discount on the water bill, or on the water and sewage bill, will be granted in the months when consumption is reduced by 20% in relation to the average consumption in the same period of the previous year as calculated by the Company.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

25.	SUMMARY OF DIFFERENCES BETWEEN BR CL AND US GAAP

The Company’s primary financial statements have been prepared in accordance with BR CL which differs significantly from US. GAAP as described below:

(a)	Inflation accounting methodology and indices

In Brazil, because of highly inflationary conditions which prevailed in the past, a form of inflation accounting had been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. Two methods of inflation accounting were developed: one required under BR CL; and the other known as the constant currency method. The primary difference between BR CL and the constant currency methodology relates to accounting for the effects of inflation. Under BR CL, inflation accounting was discontinued effective January 1, 1996. Prior to that date, BR CL required inflationary indexation of property, plant and equipment, investments, deferred charges and shareholders’ equity, the net effect of which was reported in the statement of operations as a single line item. The constant currency methodology is similar to U.S. Accounting Principles Board Statement No. 3 (“APS 3”), except that the former continues to apply inflationary accounting in periods of low inflation. Under US GAAP, the Brazilian economy ceased to be highly inflationary effective July 1, 1997. The other significant difference between the two sets of principles relates to the present-value discounting of fixed-rate receivables and payables, which is required by the constant currency methodology and is prohibited under BR CL.

Financial statements prepared in accordance with BR CL have been, and continue to be, required of all Brazilian corporate entities and are used by the Brazilian tax authorities in determining taxable income. Financial statements prepared in accordance with the constant currency method were required through 1995 for those entities whose securities were registered with the CVM. Since 1996, presentation of supplemental financial statements under the constant currency method has been optional.

(i)	Additional inflation restatement in 1996 and 1997 for US GAAP

In the reconciliation from BR CL to US GAAP, consistent with the position paper prepared by the U.S. AICPA International Practice Task Force, an adjustment for inflation accounting has been included for the period from January 1, 1996 to December 31, 1997. During this period, inflation accounting was prohibited by BR CL but was required by APS 3 under US GAAP. Shareholders’ equity under US GAAP was increased by R$ 1,379,323 and R$ 1,465,677, respectively, at December 31, 2003 and 2002 due to the additional inflation restatement adjustments.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(ii)	Supplementary inflation restatement replaces revaluation of property, plant and equipment for US GAAP

The price-level restatement methodology under BR CL relied on an official inflation index announced by the Brazilian Federal government which was also used for purposes of determining taxes payable. Shortly after the launch of an economic stabilization plan in 1990, the government announced an inflation rate for that year which was materially understated in relation to the general and consumer price indices as measured by independent economic institutes. In 1991, the government acknowledged this distortion and companies were required to re-present their statutory financial statements using a revised inflation index and the effects thereof were also used to determine income taxes, retroactively. The same law (Law No. 8,200/91) also granted companies the option (and the CVM required adoption when the effects were significant) to reprocess the accumulated inflation accounting effects since the date of acquisition of assets based on an independently sourced consumer or general price index. This supplemental indexation of property, plant and equipment, investments and deferred charges was to be recorded in the statutory BR CL accounting books but would have no effect for tax purposes. The Company anticipated the effects of this measure by contracting an independent firm of experts to perform an appraisal to market value of its property, plant and equipment and recorded the revaluation increment in its statutory BR CL accounting records, without affecting its tax position, in much the same way as Law No. 8,200/91 later required. As the revaluation increment had eliminated the effects of the supplemental price-level restatements, no further action was taken and the Company did not apply the incremental indexation.

Under US GAAP, revaluations of assets to market value are not permitted and the effects of the revaluation have been reversed in the reconciliation to US GAAP. However, in order to preserve the integrity of the historical cost of its assets based on the price-level restatement convention adopted by BR CL, the Company has recorded the supplemental price-level restatement adjustments, in accordance with Article 2 of Law No. 8,200/91, as an adjusting item in the reconciliation to US GAAP. The Company has presented the balances of shareholders’ equity and net income (loss) under BR CL, adjusted for the effects of the revaluation and the replacement of the reversal by the supplemental price-level restatements, and related tax effects, as a subtotal, prior to presenting the reconciling items to US GAAP. The subtotal also includes the effects of included an additional two years’ inflation accounting adjustments through to 1997 for purposes of US GAAP.

Shareholders’ equity under US GAAP was increased by R$ 3,149,121 and R$ 3,304,334, respectively, at December 31, 2003 and 2002 due to the supplementary inflation restatement adjustments and reduced by R$ 2,723,720 and R$ 2,857,965, respectively, at December 31, 2003 and 2002 due to the reversal of the revaluations, before tax effects.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(iii)	Inflation indices

The indexation of the financial statements through 1995, except for the year 1990, under BR CL was based on an official government index, the Unidade Fiscal de Referência - UFIR and for the year ended December 31, 1990 on a consumer price index (Índice de Preços ao Consumidor, or IPC). For purposes of US GAAP, a general price index, the Índice Geral de Preços — Mercado, or IGP-M, was used to record the additional inflation restatement in 1996 and 1997 and the supplementary inflation restatement through 1995 (see above).

(b)	Income taxes

Under BR CL, deferred tax assets are recognized at the estimated amounts that management considers are probable to be recovered. In addition, deferred income taxes are shown gross rather than net.

Under US GAAP, deferred taxes are recorded on all temporary tax differences. Valuation allowances are established when it is not more likely than not that deferred tax assets, including tax loss carryforwards, will be recovered. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference, and are presented net.

For purposes of deferred tax accounting, the US GAAP adjustments relating to inflation restatement of land and the push-down expenses from the Plan G0 pension fund (j)(ii) below) and sabbatical paid leave benefits are treated as permanent tax differences, as such items are not deductible for tax purposes by the Company.

Taxes on income in Brazil consist of two types of taxes: income tax and social contribution (Note 11 (a)). In Brazil, the tax law and tax rates are sometimes significantly altered by provisional measures (“medidas provisórias”) announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. Until September 2001, these measures remained in force for one month and expired automatically if they were not extended for an additional one-month period. In September 2001 all provisional measures were automatically enacted, and the Presidential decree powers restricted. Under BR CL, when calculating deferred income taxes, the provisional measures are usually taken into account.

Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods which have been established by provisional measures are not considered to have been enacted and are ignored. However, the provisional measure, to the extent it has not lapsed, is used for determining the amount of current tax payable. Deferred income tax adjustments on income arising from different enacted tax rates amounted to R$ 2,319 and R$ (3,078) during 2002 and 2001, respectively.

At December 31, 2003 and 2002, shareholders’ equity under US GAAP was reduced by R$ 1,373,460 and R$1,433,442, respectively, due to deferred tax adjustments on US GAAP differences, excluding revaluations.

No valuation allowance adjustments were required to be included in the reconciliation between BR CL and US GAAP.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(c)	Financial instruments and concentration of credit risk

Under BR CL, there are less detailed requirements regarding the disclosure of information on financial instruments not reflected on the balance sheet or on concentration of financial instruments with credit risk.

Under US GAAP, the applicable accounting practice for financial instruments depends on management’s intention for their disposition and may require adjustments to their market or fair values. Additional information on face or contract or notional principal amount; nature and terms including (i) credit and market risk, (ii) cash requirements and (iii) accounting policy followed; amount of loss, if any party to the financial instrument fails to perform; and policy as to requiring collateral is required. Disclosure as to concentration of credit risk arising from all financial instruments is required to include information about the activity, region or other characteristic that identifies the concentration; amount of loss if parties to the concentrated risk fail to completely perform; and policy as to requiring collateral.

Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” of the U.S. Financial Accounting Standards Board (“FASB”) establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. This statement was effective January 1, 2001 and did not have a significant impact on the Company’s financial statements.

No adjustments have been included in the reconciliation from BR CL to US GAAP.

(d)	Cash and cash equivalents

Under BR CL, cash equivalents are not defined.

Under US GAAP, SFAS No. 95, “Statement of Cash Flows”, defines cash equivalents as short-term highly liquid investments that are both (i) readily convertible to known amounts of cash and (ii) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments with original maturities of three months or less qualify under that definition. No adjustments have been included in the reconciliation from BR CL to US GAAP.

(e)	Investments in debt and equity securities

Under BR CL, marketable debt and equity securities are generally stated at the lower of inflation-indexed amortized cost or market value less interest or dividends received. Gains and losses are reflected in earnings.

Under US GAAP, in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities is as follows:

(i)	Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(ii)	Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

(iii)	Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

For purposes of US GAAP, certain unrealized gains and losses from the Company’s available-for-sale securities are recorded directly in shareholders’ equity, net of tax effects, until realized. Shareholders’ equity under US GAAP was reduced by R$99 and R$185 for unrealized losses from available-for-sale securities at December 31, 2003 and 2002, respectively.

(f)	Property, plant and equipment

(i)	Revaluations of property, plant and equipment

BR CL permits appraisal write-ups, provided that certain formalities are complied with. The revaluation increment is credited to a reserve account in shareholders’ equity. Depreciation of the asset revaluation increments is charged to income and an offsetting portion is relieved from the revaluation reserve in shareholders’ equity and transferred to retained earnings as the related assets are depreciated or are disposed

For US GAAP reconciliation purposes, net revaluation of property, plant and equipment in the amounts of R$ 2,723,720 and R$ 2,857,965 at December 31, 2003 and 2002, respectively, have been eliminated in order to present property, plant and equipment at historical cost, indexed for inflation through 1997 based on a general price index, less accumulated depreciation. The depreciation on such revaluation charged to income, totaling R$ 134,245, R$ 95,841 and R$ 129,852 for the years ended December 31, 2003, 2002 and 2001, respectively, has also been eliminated for US GAAP purposes.

Under BR CL, no deferred tax liability was recorded on the revaluation increment. Under US GAAP, although the depreciation from the additional inflation restatement ((a)(i) above) and the supplementary inflation restatement ((a)(ii) above) will not be deductible for tax purposes, these depreciation charges are considered to be temporary tax differences as the expense will reverse through income in the future, and, as such, are recorded for purposes of determining deferred tax liabilities.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(ii)	Different criteria for capitalizing and depreciating capitalized interest

Under BR CL, until December 31, 1995, capitalization of interest cost incurred during the construction period as part of the cost of the related property, plant and equipment was not required. However, as permitted by the Brazilian Water and Sewage Plan (Plano Nacional de Saneamento Básico - PLANASA), SABESP capitalized interest on construction-in-progress through 1989. Also, under BR CL as applied to companies in the utilities industry, during the period from 1979 to 1985, a notional interest rate was applied to construction-in-progress computed at the rate of 12% per annum of the balance of construction-in-progress; that part which related to interest on third-party loans was credited to interest expense based on actual interest costs with the balance relating to the self-financing portion being credited to capital reserves. Beginning in 1999, SABESP has capitalized indexation charges on the real - denominated loans and financing and the foreign exchange effects on foreign currency loans and financing.

Under US GAAP, in accordance with SFAS No. 34, “Capitalization of Interest Cost”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. Such interest is capitalized as part of the cost of the related assets with a corresponding credit to financial expenses. Under US GAAP, the amount of interest capitalized excludes the indexation charges associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings.

The effects of these different criteria for capitalizing and amortizing interest are presented below:

	2003	2002
Interest capitalized under US GAAP in the period from 1989 to 1995	208,826	208,826
Amortization thereof	(84,826)	(75,287)
Capitalized interest credited to income under BR CL (12% per annum, applied monthly to the balance of construction-in progress) in excess of actual interest	(32,983)	(32,983)
Amortization thereof	25,850	24,343
Indexation charges and foreign exchange losses capitalized since 1999 under BR CL, net	(29,296)	(46,360)

US GAAP difference in shareholders’ equity at December 31	87,571	78,539

US GAAP difference on pre-tax income for the year ended December 31	9,032	(14,570)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(iii)	Valuation of long-lived assets

Under BR CL, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets, within the context of the balance sheet as a whole, in order to assess potential asset impairment. As it pertains to property, plant and equipment, in the event that such operating income is insufficient to recover the depreciation due to their permanent impairment, the assets, or groups of assets, are written-down to recoverable values, preferably, based on the projected discounted cash flows of future operations.

Under US GAAP, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to periodically evaluate the carrying value of long-lived assets to be held and used, and for long lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from identified assets, representing the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities, is less than their carrying value. In that event, a loss is recognized to the extent that the carrying value exceeds the fair market value of the assets.

No adjustment has been included in the reconciliation from BR CL to US GAAP to take account of differences between the measurement criteria, as based on analysis of cash flows measured at the smallest unit of assets groups for which cash flow data is captured, as no impairment provisions were required. Losses recognized on the write-off of property, plant and equipment arose primarily from adjustments related to the withdrawal of concession assets, construction-in-progress projects which were deemed to be no longer economically feasible and obsolescence write-offs.

(g)	Deferred charges

Under BR CL deferral of feasibility study costs and pre-operating expenses incurred in the construction or expansion of a new facility is permitted until such time as the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

Under US GAAP, such amounts do not meet the conditions established for deferral and accordingly are charged to income as incurred.

The balance of feasibility study costs outstanding, amounted to R$48,951 and R$45,057 at December 31, 2003 and 2002, respectively, and was written-off for US GAAP purposes. The net effects from amortization and deferrals in the statement of operations at December 31, 2003, 2002 and 2001 were reductions of R$ 3,894, R$ 216 and R$ 3,208, respectively.

(h)	Disputed sales tax obligation (FINSOCIAL)

During 2001, the Company recorded a provision related to the anticipated adverse decision in a FINSOCIAL — related lawsuit, in which SABESP had disputed a FINSOCIAL tax obligation.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

This amount had already been accrued for purposes of US GAAP at December 31, 2000 as a contingent liability and, accordingly, resulted in a reconciling item of R$ 38,000 between BR CL and under US GAAP with respect to net income for the year ended December 31, 2001, as well as between shareholders’ equity presented under BR CL and under US GAAP at December 31, 2000.

(i)	Dismissal encouragement program

As discussed in Note 15, in December 2003 the Company announced a one-time, special dismissal encouragement / early retirement program. Under BR CL, the total estimated termination benefits for all employees who would formally accept the offer were accrued for at December 31, 2003. Under US GAAP, such benefits are considered special termination benefits, as defined in SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and as such, are only allowed to be accrued as an expense when an employee accepts the offer. At December 31, 2003, approximately 330 employees had requested to apply to enter the dismissal encouragement program. In the reconciliation between BR CL and US GAAP, the difference between the estimated benefits under BR CL and the estimated benefits associated with those employees who had accepted offers at December 31, 2003 has been reversed for US GAAP. Such benefits will be accrued and expensed in 2004.

(j)	Pension benefits

Under BR CL, prior to 2002, amounts due to the pension plan were treated on an accrual basis as the obligations fell due. In accordance with a new accounting standard issued by IBRACON and approved by the CVM, effective January 1, 2002, Brazilian public companies must account for pension obligations based on actuarial calculations and provide certain disclosures related to their pension plans. Under the new standard, the actuarial pension obligation determined at the date of adoption could be either recorded directly in shareholders’ equity, or prospectively, during the five-year period, ending December 31, 2006, in results of operations. As permitted, the Company has elected to recognize this liability on a straight line basis through income over five years beginning in 2002. The amortization of the liability is being presented as an “Extraordinary item” in the statements of operations, net of applicable tax effects.

Additionally, as described in Note 13, an obligation for past employee contributions assumed by the Company in 1989, was recognized as a liability in 2001.

Under US GAAP, the Company accounts for its pension plans in accordance with the provisions of SFAS No. 87, “Employers’ Accounting for Pensions,” which among other requirements, requires that the Company recognize the actuarially-determined liability of its pension plan obligations. SFAS No. 87 also requires that an additional liability (minimum pension liability) is required to be recorded when the accumulated benefit obligation exceeds the fair value of the plan assets, less accrued pension amounts. This additional minimum liability is recorded as a charge to accumulated other comprehensive income in equity.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

Although the recently adopted accounting standard under BR CL requires the Company to recognize pension obligation based on actuarial methods effective January 1, 2002, differences under BR CL related to the prescribed actuarial methods, date of first adoption and amortization of transition obligations, among others, as compared with those under US GAAP, generate reconciling adjustments for US GAAP purposes.

SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” sets forth the requirements for information that must be disclosed with respect to the Company’s pension plans, which are presented in Note 26 below.

(i)	Pension plan (Plan G1)

The Company sponsors a defined-benefit plan for its employees (Plan G1). For the purposes of calculating the funded status of Plan G1, the provisions of SFAS No. 87, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

(ii)	Supplementary pension plan (Plan G0)

Pursuant to a law enacted by the State Government, certain employees who provided service to the Company prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments (which rights are referred to as “Plan G0”). The company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursement from the State Government, which are recorded as accounts receivable, shareholder under BR CL (see Note 6). No expense is recognized for these benefits under BR CL.

Consistent with the guidance in SEC Staff Accounting Bulletin Topic 5-T (“SAB No. 5-T”), under US GAAP, the Company recognizes the costs and obligations associated with Plan G0 supplemental pension benefits incurred by the State Government on behalf of the Company with respect to its employees on a “push-down basis,” as the Company is the recipient of the benefits of the employee service for which the supplemental pension benefits are made. These benefits are accounted for in accordance with SFAS No. 87. Eventual amounts received as reimbursement from the State Government, if any, are treated as additional paid-in-capital.

Retained earnings was reduced in the first year of presentation (1998) for the actuarial liability computed under SFAS No. 87. and the balance of amounts due from the State Government for pensions paid was charged to income, as this amount relates to a charge for past services rendered by the Company’s former employees. Amounts reimbursed to the Company by the State Government were accounted for as additional paid-in capital and a reduction of the actuarial liability to reflect gross benefits paid. The remaining unpaid reimbursable balance due from the State Government (effectively a subscription receivable) was charged off as a deduction to shareholders’ equity.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(iii)	Sabbatical paid leave

The Company also pays amounts equivalent to three months of vacation for each five years’ of service as a form of sabbatical paid leave to certain of the Company’s employees for which it also claims reimbursement from the State Government (Note 6). Consistent with the guidance in SAB Topic 5-T, under US GAAP the Company recognizes the costs and obligations associated with these sabbatical leave benefits incurred by the State Government on behalf of the Company with respect to its employees on a “push-down basis,” as the Company is the recipient of the benefits of the employee service for which the supplemental pension benefits are made. The Company has accounted for this sabbatical expense by relieving directly against retained earnings for the first year presented and subsequently the Company recognized as a charge to income the receivable due from the State Government, for sabbatical leave paid, as this amount relates to a charge for past services rendered by the Company’s former/current employees. Amounts reimbursed by the State Government, if any, are accounted for as additional paid-in capital.

During the year ended December 31, 2000, in the financial statements prepared in accordance with BR CL, sabbatical leave accruals totaling R$23,747, which had in prior years been charged to income, and were accounted for as a receivable (reimbursement) due from the State Government, were reversed, as the Company does not consider this to be an expense under BR CL. Similarly, during 2003, 2002 and 2001, total amounts not accrued were R$ 140, R$ 459 and R$ 1,921, respectively. Such amounts, consistent with the US GAAP difference mentioned above, were ‘pushed down’ as expenses in the reconciliation to US GAAP.

(iv)	Summary of pension benefits adjustments

The effects included in the shareholders’ equity reconciliation arising from these different criteria for pension and benefit accounting are presented below:

	2003	2002
Plan G1
Accrued pension liability under US GAAP	(541,399)	(506,093)
Accrued pension liability under BR CL	145,540	68,336

Difference Plan G1	(395,859)	(437,757)

Plan G0
Accrued pension cost under US GAAP	(1,066,105)	(944,799)

Sabbatical paid leave
Recognition of reversed expense	(26,267)	(26,127)

Push-down accounting of Plan G0 and sabbatical paid leave
Gross amount paid for Plan G0 and sabbatical paid leave recorded as receivables from the State Government	(605,956)	(518,833)

Additional paid-in capital — Plan G0 and sabbatical paid leave reimbursed by the State Government	114,970	114,970

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

The effects included in the reconciliation of net income (loss) arising from these different criteria for pension and benefit accounting are presented below:

	2003	2002	2001
Plan G1
Accrued pension obligation Plan G1	41,898	32,859	(68,651)

Plan G0
Accrued pension obligation Plan G0	(121,306)	(76,008)	(76,866)

Sabbatical paid leave
Recognition of reversed expense	(140)	(459)	(1,921)

Push-down accounting of Plan G0 and sabbatical paid leave
Gross amount paid for Plan G0 and sabbatical paid leave recorded as receivables from the State Government	(87,123)	(77,562)	(72,752)

(k)	Segment reporting

Under BR CL, no separate segment reporting is required.

Under US GAAP, SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. SFAS No. 131 defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment.

The Company operates in two segments: water services and sewage services, see Note 28.

(l)	Comprehensive income

Under US GAAP, the Company has adopted the provisions of SFAS No. 130, “Reporting Comprehensive Income.” A foreign (i.e., non-U.S.) registrant may present the statement of comprehensive income in any format permitted by SFAS No. 130. The information required by SFAS No. 130, has been included in the condensed financial statement information as prepared in accordance with US GAAP below.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(m)	Provision for dividends and interest attributable to shareholders’ equity

Under BR CL, at each annual balance sheet date management is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under BR CL, companies are permitted to distribute a notional amount of interest, subject to certain limitations, calculated based on the government TJLP interest rate, on shareholders’ equity. Such amounts are deductible for tax purposes and are presented as a deduction from shareholders’ equity. Although not affecting net income except for the tax benefit, in certain cases companies include this notional charge in interest expense and reverse the same amount before totaling net income. The Company presents the financial expense net of the reversal in its financial statements (Note 22).

Under US GAAP, since proposed dividends must be ratified or modified at the annual shareholders’ meeting, dividends would generally not be considered as declared at the balance sheet date and, as such, would not be accrued. However, because the State Government is the Company’s controlling shareholder, the minimum dividend proposal when made by management at year end is maintained as a provision, and therefore, no adjustments has been included in the reconciliation from BR CL to US GAAP. Interim dividends paid or interest credited to shareholders as interest on shareholders’ equity under BR CL is considered as declared for US GAAP purposes. Under US GAAP, no similar interest distribution concept exists.

Distributions per share data (in the form of dividends or interest on shareholders’ equity) is not required to be disclosed under BR CL.

Interest attributable to shareholders’ equity per thousand common shares were as follows for the years ended December 31:

In reais
2003	17.70
2002	3.80
2001	17.20

(n)	Related parties

Under BR CL, related parties are generally defined in a more limited manner and require fewer disclosures than US GAAP. The Company has expanded its disclosure for purposes of BR CL.

No adjustments have been included in the reconciliation from BR CL to US GAAP.

(o)	Items posted directly to shareholders’ equity accounts

Under BR CL, various items are posted directly to shareholders’ equity accounts. Examples include certain capitalized interest, the effects of adjustments to tax rates and tax incentive investment credits received. As noted in (a) above, Brazilian utility companies used to capitalize interest attributable to construction-in-progress at the rate

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third-party loans is credited to interest expense based on actual interest costs with the balance relating to the self-financed portion being credited to capital reserves.

Under US GAAP, such items relating to third-party debt would be posted to the statement of operations. Since the original posting to equity accounts would, under US GAAP, be made directly to the statement of operations, these adjustments are included in the reconciliation of shareholders’ equity and net income determined in accordance with US GAAP.

(p)	Discounting

Under BR CL, discounting of trade receivables and payables to present value is not permitted. Under US GAAP, APB No. 21 “Interest on Receivables and Payables”, such discounting, in certain cases, is required to record the effects of implicit interest income or expense or which are different from market rates on long-term assets and liabilities, except for transactions in which interest rates are affected by the tax attributes or legal restrictions prescribed by a government agency. No adjustments have been included in the reconciliation from BR CL to US GAAP.

(q)	Classification of statement of operations line items

Under BR CL, as noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of operations under BR CL to present a condensed statement of operations prepared in accordance with US GAAP. The reclassifications are summarized as follows:

(i)	Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of operations presented in accordance with BR CL. Such amounts have been reclassified to non-operating income and expenses in the condensed statement of operations prepared in accordance with US GAAP.

(ii)	Under BR CL, gains and losses on the disposal or impairment of permanent assets are classified as non-operating income (expense). Under US GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as an adjustment to operating income.

(iii)	As described in Note 13 (b) and (j) above, following the issue of a new accounting standard under BR CL, effective January 1, 2002, the Company is amortizing the related transition obligation related to Plan G1 over five years. The related amortization, as permitted, is being presented as an “Extraordinary item” net of taxes, in the statement of operations. Under US GAAP, this amortization expense would be included as part of operating income.

(r)	Earnings per share

Under BR CL, net income (loss) per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares, because this is the minimum number of shares of the Company that can be traded on the stock exchanges.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

Under US GAAP, in accordance with SFAS No.128, “Earnings per Share”, the presentation of earnings per share is required for public companies, including earnings per share from continuing operations and net income per share on the face of the statement of operations, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the statement of operations or in a note. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data are based on the weighted average number of shares outstanding during the period and all potentially dilutive shares outstanding during each period presented, respectively.

The weighted-average number of shares used in computing basic earnings per share for 2003, 2002 and 2001 was 28,479,577,827. The Company had no potentially dilutive shares outstanding during 2003, 2002 or 2001.

(s)	Presentation of short-term loans and financings

Under BR CL, loans and financings are presented as short-term liabilities, based on the remaining period to maturity, after the balance sheet date.

Under US GAAP, current loans and financings obligation are segregated between (i) short-term debt (for which the contract original maturity is less than 360 days), and, (ii) current-portion of long term (for which even being a contract with original maturities over 360 days, a current installment obligation exist). In addition, when call option, put option or renegotiation clauses exist with an exercise date prior to the maturity date, the liability classification must follow the earlier between these dates, according to the contract agreements.

(t)	Financial statement note disclosures

BR CL requires, in general, less information to be disclosed in the notes to the financial statements than US GAAP. The additional disclosures required by US GAAP which are relevant to these financial statements are included in this Note 25 and Notes 26, 27 and 28.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

Net income (loss) reconciliation of the differences between BR CL and US GAAP

The following is a reconciliation of the differences in net income (loss) between BR CL and US GAAP for the years ended December 31:

		2003	2002	2001
Net income (loss) as reported under the BR CL		833,320	(650,516)	216,227

Depreciation of additional inflation restatement in 1996 and 1997	(a) (i)	(86,354)	(55,105)	(68,743)
Reversal of depreciation of revaluation increments	(f) (i)	134,245	95,841	129,852
Depreciation of supplementary restatement prior to 1991	(a) (ii)	(155,213)	(110,811)	(150,136)
Deferred tax effects on above (excluding revaluation)	(b)	82,133	8,550	72,230

Net income (loss) as reported under the BR CL, adjusted for inflation restatements and revaluations		808,131	(712,041)	199,430

Accrued pension cost - Plan G1	(j) (iv)	41,898	32,859	(68,651)
Accrued supplementary pension cost - Plan G0	(j) (iv)	(121,306)	(76,008)	(76,866)
Sabbatical leave benefits	(j) (iv)	(140)	(459)	(1,921)
Actuarial liability (Plan G0) and sabbatical leave benefits push-down recognition	(j) (iv)	(87,123)	(77,562)	(72,752)
Disputed sales tax obligation - FINSOCIAL	(h)	—	—	38,000
Capitalized interest (Note 24 - I - ( g(ii)))	(f) (ii)	9,032	(14,570)	(8,140)
Deferred charges expensed, net of accumulated amortization	(g)	(3,894)	(216)	(3,208)
Dismissal Encouragement Program	(i)	18.113

		664,711	(847,997)	5,892

Deferred income taxes effects:
Deferred income tax changes due to enacted tax rate difference (34% - 33%)	(b)	—	2,319	(3,078)
Other GAAP differences above, excluding reversal of revaluation increments	(b)	(22,151)	(1,922)	13,859

Net income (loss) under US GAAP		642,560	(847,600)	16,673

Net income (loss) per thousand common shares Basic and diluted (in reais)	(r)	22.56	(29.76)	0.59

Weighted average number of common shares outstanding (thousand shares)	(r)	28,479,578	28,479,578	28,479,578

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

Shareholders’ equity reconciliation of the differences between BR CL and US GAAP

The following is a reconciliation of the differences in shareholders’ equity between BR CL and US GAAP at December 31:

		2003	2002
Shareholders’ equity, as reported under BR CL		7,576,943	7,246,476

Add (deduct)
Additional inflation restatement in 1996 and 1997, net	(a) (i)	1,379,323	1,465,677
Reversal of revaluation increments, net	(a) (ii)	(2,723,720)	(2,857,965)
Supplementary restatement prior to 1991, net	(a) (ii)	3,149,121	3,304,334
Deferred tax effects on above (excluding revaluation)	(b)	(1,488,762)	(1,570,895)

Shareholders’ equity, as reported under BR CL, adjusted for inflation restatements and revaluations		7,892,905	7,587,627

Accrued pension cost - Plan G1	(j) (i)	(395,859)	(437,757)
Accrued supplementary pension cost - Plan G0	(j) (ii)	(1,066,105)	(944,799)
Actuarial liability (Plan G0) and sabbatical leave expense push-down recognition	(j)	(605,956)	(518,833)
Additional paid-in capital - Plan G0 and sabbatical expense reimbursed by the State Government	(j)	114,970	114,970
Sabbatical paid leave of absence benefits	(j) (iii)	(26,267)	(26,127)
Capitalized interest	(f) (ii)	87,571	78,539
Deferred charges expensed, net	(g)	(48,951)	(45,057)
Dismissal Encouragement Program	(i)	18,113	—
Other GAAP differences	(e)	(99)	(185)
Deferred income taxes effects:
Other deferred tax effects on US GAAP differences above, excluding adjustments for available-for-sale securities, inflation restatements and revaluation increments		115,302	137,453

Shareholders’ equity under US GAAP		6,085,624	5,945,831

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

Supplemental Condensed Financial Statement Information in Accordance with US GAAP

The following presents condensed financial statement information in accordance with US GAAP as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001.

Condensed Balance Sheets in accordance with US GAAP:

	2003	2002
Assets
Current assets
Cash and cash equivalents	281,013	414,671
Customer accounts receivable	811,701	808,071
Receivables from shareholder	—	103,164
Inventories	22,308	22,642
Other current assets	13,015	84,860

Total current assets	1,128,037	1,433,408

Investments	641	555
Property, plant and equipment	15,955,543	15,665,989
Other long-term assets
Customer accounts receivable	185,090	12,409
Receivables from shareholder	164,177	320,501
Escrow deposits	17,576	23,507
Indemnities receivable	148,794	148,794
Other assets	30,583	20,433

	546,220	525,644

	17,630,441	17,625,596

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

	2003	2002
Liabilities and shareholders’ equity
Current liabilities
Accounts payable to suppliers and contractors	51,934	36,611
Loans and financing	996,998	1,753,622
Accrued payroll and related charges	117,181	85,751
Deferred income taxes	21,976	27,667
Taxes payable	84,488	85,921
Provisions for contingencies	19,266	179,935
Interest on shareholders’ equity	242,524	235,255
Other current liabilities	178,583	43,355

Total current liabilities	1,712,950	2,448,117

Long-term liabilities
Loans and financing	6,267,265	6,124,034
Taxes payable	282,214	73,725
Accrued pension obligation
Plan G0	1,066,105	944,799
Plan G1	541,399	506,093
Provisions for contingencies	384,571	237,370
Deferred income taxes	1,265,615	1,303,289
Other liabilities	24,698	42,338

Total long-term liabilities	9,831,867	9,231,648

Commitments and contingencies
Shareholders’ equity
Paid-in capital	3,518,658	3,518,658
Capital reserves	50,739	49,503
Supplementary and additional inflation restatement reserves	4,528,444	4,770,011
Appropriated earnings	146,340	104,674
Accumulated deficit	(2,158,557)	(2,497,015)

Total shareholders’ equity	6,085,624	5,945,831

	17,630,441	17,625,596

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

Condensed Statements of Operations in accordance with US GAAP

	2003	2002	2001
Gross revenue from sales and services	4,307,534	3,962,436	3,543,508
Taxes on sales and services	(197,650)	(195,289)	(108,741)

Net revenue from sales and services	4,109,884	3,767,147	3,434,767
Cost of services rendered	(2,257,131)	(1,947,000)	(1,820,995)

Gross profit	1,852,753	1,820,147	1,613,772
Operating expenses
Selling	(323,211)	(393,581)	(349,910)
Administrative	(276,322)	(328,812)	(214,797)
Other expenses, net	(116,686)	(11,217)	(97,965)

Income from operations	1,136,534	1,086,537	951,100
Financial expenses, net	(329,413)	(2,284,492)	(1,107,137)

Income (loss) before taxes on income	807,121	(1,197,955)	(156,037)
Income tax and social contribution	(164,561)	350,355	172,710

Net income (loss) for the year	642,560	(847,600)	16,673

Net income (loss) per thousand shares Basic and diluted (in reais)	22.56	(29.76)	0.59

Weighted average number of common shares outstanding - thousands	28,479,578	28,479,578	28,479,578

Condensed Statement of Comprehensive Income (Loss) in accordance with US GAAP (under SFAS No. 130)

	2003	2002	2001
Net income (loss) for the year	642,560	(847,600)	16,673
Change in additional minimum pension liability	—	—	30,299
Unrealized gains (losses) on available-for-sale securities	86	(203)	(45)

Comprehensive income (loss)	642,646	(847,803)	46,927

Condensed Statement of Changes in Shareholders’ Equity in accordance with US GAAP

	2003	2002	2001
Balance at beginning of the year	5,945,831	6,893,332	7,334,415
Donations (Note 18 (e))	1,236	8,524	1,838
Unrealized gains (losses) on available-for-sale securities	86	(203)	(45)
Change in additional minimum pension liability	—	—	30,299
Net income (loss) for the year	642,560	(847,600)	16,673
Interest on shareholders’ equity	(504,089)	(108,222)	(489,848)

Balance at end of the year	6,085,624	5,945,831	6,893,332

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

26. ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP

(a)	Pension and post-retirement benefits

(i)	Pension plan - Plan G1

The Company sponsors a defined-benefit pension plan (“Plan G1”), which is operated and administered by SABESPREV. The status of this pension plan and the related actuarial assumptions presented in accordance with US GAAP are as follows:

	2003	2002
Accumulated benefit obligation
Vested	(298,967)	(229,709)
Non-vested	(230,226)	(200,958)

Total	(529,193)	(430,667)

Projected benefit obligation	(774,126)	(666,248)
Fair value of plan assets	482,881	380,472

Funded position	(291,245)	(285,776)

Unrecognized net transition obligation	87,246	116,328
Unrecognized net (gains) losses	(337,400)	(336,645)

Accrued pension liability	(541,399)	(506,093)

	2003	2002	2001
Net periodic pension cost
Service cost	11,324	10,711	16,356
Interest cost	102,319	61,439	64,844
Expected return on assets	(66,364)	(34,640)	(22,870)
Amortization of transition obligation	29,082	29,082	29,082
Actuarial gain	(17,765)	(17,963)	(461)
Employee contribution	(11,678)	(11,336)	(7,615)

Total net periodic pension cost	46,918	37,293	79,336

Weighted-average assumptions
Discount rate (nominal)	12.3%	15.6%	10.5%
Projected long-term inflation rate	4.0%	7.0%	2.5%
Expected return on plan assets	12.1%	17.3%	10.5%
Rate of compensation increase	6.1%	9.1%	4.8%

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

The reconciliation of changes in the projected benefit obligation and the fair value of plan assets is as follows for the years ended December 31:

	2003	2002	2001
Change in projected benefit obligation
At beginning of year	666,248	591,999	768,618
Service cost	11,324	10,711	16,356
Interest cost	102,319	61,439	64,844
Actuarial (gain) loss	16,389	19,002	(242,979)
Gross benefits paid	(22,154)	(16,903)	(14,841)

At end of year	774,126	666,248	591,998

Change in fair value of plan assets
At beginning of year	380,472	325,924	267,345
Actual return on plan assets	99,501	49,056	51,173
Employer contributions	11,612	11,053	10,911
Employee contributions	13,450	11,342	11,336
Gross benefits paid	(22,154)	(16,903)	(14,841)

At end of year	482,881	380,472	325,924

Funded status	(291,245)	(285,776)	(266,075)
Unrecognized actuarial gain	(337,400)	(336,645)	(359,189)
Unrecognized net transition obligation	87,246	116,328	145,411

Net amounts recognized in financial statements	(541,399)	(506,093)	(479,853)

The amortization of the unrecognized liability at transition is over 16 years commencing on January 1, 1990.

The expected long-term rate of return on plan assets was determined based on the weighted average estimated return of the plan assets, which includes equity securities, real state, loans and fixed income, based on information obtained from SABESPREV. This projected long-term rate includes the projected long-term inflation rate and takes into consideration such factors as projected future interest yield curves and economic projections available in the market.

The plan’s investment policies and strategies are aimed to reduce investment risk through diversification, considering such factors as the liquidity needs and funded status of plan liabilities, types and availability of financial instruments in the local market, general economic conditions and forecasts as well as requirements under local pension plan law. The plan’s asset allocation and external asset management strategies are determined with the support of reports and analyses prepared by SABESPREV and independent financial consultants.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

The weighted average asset allocations of Plan G1 at December 31 by asset category, are as follows:

	%
Asset Category	2003	2002
Equity securities	13	16
Real estate	8	8
Loans	4	3
Fixed income	75	73

Total	100	100

Expected future benefit payments, which reflect expected future service as appropriate, under Plan G1 are as follows:

G1 Plan
2004	23,100
2005	24,639
2006	26,898
2007	29,230
2008	32,316
Years 2009-2096	3,833,259

Total	3,969,442

(iv)	Supplementary pension plan – Plan G0

The Company is also co-obligor to a supplementary defined benefit pension plan (“Plan G0”) (Note 6).

The status of the supplementary pension benefit plan and the related actuarial assumptions used in accordance with US GAAP are as follows:

	2003	2002
Accumulated benefit obligation
Vested	(924,016)	(883,788)
Non-vested	(60,650)	(55,734)

Total	(984,666)	(939,522)

Projected benefit obligation	(997,534)	(959,168)

Funded position	(997,534)	(959,168)

Unrecognized net transition obligation	—	61,684
Unrecognized actuarial gain	(68,571)	(47,315)

Accrued pension liability	(1,066,105)	(944,799)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

	2003	2002	2001
Net periodic pension cost
Service cost	2,584	2,551	3,275
Interest cost	142,847	89,782	84,356
Actuarial gain	—	(2,149)	—
Amortization of transition obligation	61,684	61,683	61,683

Total net periodic pension cost	207,115	151,867	149,314

Weighted-average assumptions
Discount rate (nominal)	12.3%	15.6%	10.5%
Projected long-term inflation rate	4.0%	7.0%	2.5%
Rate of compensation increase	6.1%	9.1%	4.8%

The reconciliation of changes in the projected benefit obligation is as follows for the years ended December 31:

	2003	2002	2001
Change in projected benefit obligation
At beginning of year	959,168	892,387	1,026,972
Service cost	2,584	2,551	3,275
Interest cost	142,847	89,782	84,356
Actuarial (gain) loss	(21,256)	50,307	(149,768)
Gross benefits paid	(85,809)	(75,859)	(72,448)

At end of year	997,534	959,168	892,387

Funded status	(997,534)	(959,168)	(892,387)
Unrecognized actuarial gain	(68,571)	(47,315)	(99,771)
Unrecognized net transition obligation	—	61,684	123,367

Net amount recognized	(1,066,105)	(944,799)	(868,791)

Amounts recognized on balance sheet:
Accrued benefit liability	(1,066,105)	(944,799)	(868,791)
Additional minimum liability	—	—	(9,595)
Intangible asset	—	—	9,595
Accumulated other comprehensive income	—	—	—

Net amount recognized in balance sheet	(1,066,105)	(944,799)	(868,791)

The amortization of the unrecognized liability at transition was over 15 years commencing on January 1, 1988.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

Expected future benefit payments, which reflect expected future service as appropriate, under Plan G0 are as follows:

2004	89,448
2005	90,174
2006	91,019
2007	91,669
2008	93,256
Years 2009-2096	1,984,852

Total	2,440,418

(b)	Other concentrations of risk

(i)	Labor Unions – Substantially all of the Company’s non-managerial employees are members of unions. The three main unions that represent the Company’s employees are SINTAEMA, the Sindicato dos Trabalhadores da Região Urbana de Santos, São Vicente, Baixada Santista, Litoral Sul e Vale Ribeira, or SINTIUS, and the Sindicato dos Engenheiros do Estado de São Paulo, or SEESP. The Company’s most recent collective bargaining agreements, which became effective on May 1, 2004 and will expire on April 30, 2005, do not contemplate job protection for its employees. However, we have a formal understanding with the unions that represent our employees that we would not dismiss more than 2% of our current employees before April 30, 2005.

(ii)	Authorizations to Abstract Water – The Company’s authorization to abstract water from the Cantareira System, which supplies approximately 48% of the water produced by Sabesp for the São Paulo Metropolitan Region, will expire in August 2004. The Company has filed a request for the renewal of the authorization. The conditions upon which the governmental authorities will renew the Company’s authorization are unknown, and are anticipated to be disclosed in August of 2004. If the Company is unable to negotiate any burdensome condition imposed by the State Government it could be exposed to increases in costs and capital expenditures, which may negatively affect results of operation

(c)	New and recently issued US GAAP accounting pronouncements

(i)	SFAS No. 143 “Accounting for Asset Retirement Obligations”

Effective January 1, 2003, the Company adopted the provisions of SFAS No. 143, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. Under SFAS No. 143 the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized and the capitalized asset retirement costs is allocated to expense using a systematic and rational method. The adoption of this statement did not have a material impact on the financial position and results of operations of the Company

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(ii)	SFAS No. 145 – “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002 of “SFAS 145”

Effective January 1, 2003, the Company adopted the provisions of SFAS No. 145, which rescinded SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” and SFAS No. 64, “Extinguishments of Debt made to satisfy Sinking-Fund requirements.” As a result, gains and losses from extinguishment of debt are no longer classified as extraordinary items, unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” In addition, SFAS No. 145 amended SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of this statement did not have a material impact on the financial position and results of operations of the Company

(iii)	SFAS No. 146 -“Accounting for Costs Associated with Exit or Disposal Activities”

Effective January 1, 2003, the Company adopted the provisions of SFAS No. 146, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullified Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). SFAS No. 146 eliminated the definition and requirements for recognition of exit costs in EITF No. 94-3 and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also concluded that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability and established that fair value is the objective for initial measurement of the liability. The adoption of this statement did not have a material impact on the financial position and results of operations of the Company.

(iv)	FASB Interpretation (FIN) No. 45 – “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”

Effective January 1, 2003, the Company adopted the provisions of FIN 45, which requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of this statement did not have a material impact on the financial position and results of operations of the Company.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

(v)	SFAS No. 149 – “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

In April 2003, the FASB issued SFAS No. 149, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discusses in SFAS 133. In addition, SFAS No. 149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003 and is to be applied prospectively. The adoption of SFAS No. 149 did not have any impact on the Company’s financial statements.

(vi)	SFAS No. 150 – “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, which modifies the accounting for certain financial instruments that, under previous guidance, were accounted for as equity. SFAS No. 150 requires that those instruments be classified as liabilities in statements of financial positions. SFAS No. 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

•	Mandatorily-redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

•	Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

•	Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

SFAS No. 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS No. 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 The adoption of SFAS No. 150 is not expected to have any impact on the Company’s financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

27. STATEMENT OF CASH FLOW

The statement of cash flows reflects the Company’s operating, investing and financing activities derived from BR CL accounting records and has been presented in accordance with International Accounting Standards (“IAS”) Nº 7 – “Cash Flow Statements”.

	2003	2002	2001
Cash flows from operating activities:
Net income (loss)	833,320	(650,516)	216,227
Adjustments to reconcile net income (loss) to net cash:
Deferred income and social contribution taxes	16,617	(267,984)	(111,176)
Loss on write – off of permanent assets	62,634	16,479	84,112
Provision for contingencies	156,793	233,323	147,713
Accrued pension obligation	77,204	60,098	(293)
Property, plant and equipment received as donations	(2,428)	(6,786)	(3,705)
Depreciation	544,731	500,954	459,987
Amortization	19,724	18,121	17,342
Interest on loans and financing	802,946	752,725	591,440
Foreign exchange and indexation charges on loans and financings	(396,117)	1,448,933	455,201
Bad debt expense – net of recoveries	37,625	162,915	153,780

Decrease (increase) in assets:
Customer accounts receivable	(479,368)	(263,806)	(185,410)
Inventories	334	(755)	10,889
Receivable from shareholder	(170,837)	(97,250)	(72,752)
Other assets	67,626	(9,365)	(20,973))
Increase (decrease) in liabilities:
Accounts payable to suppliers and contractors	15,323	(44,412)	24,580
Accrued payroll and related charges	49,543	10,438	(18,135)
Taxes payable	3,012	(44,636)	(59,659)
Provision for contingencies	(314)	(58,883)	(22,884)
Other liabilities	16,922	5,224	(9,239)

Net cash provided by operating activities	1,655,290	1,764,817	1,657,045

Cash flows from investing activities:
Purchase of property, plant and equipment	(641,302)	(585,979)	(694,599)
Proceeds from the sale of property, plant and equipment	7	—	1,401
Deferred charges	(9,469)	(11,223)	(16,336)

Net cash used in investing activities	(650,764)	(597,202)	(709,534)

Cash flows from financing activities:
Loans and financing
Proceeds from issuances	918,623	457,371	327,907
Repayments	(1,937,286)	(1,221,794)	(964,772)
Payment of interest on shareholder’s equity	(119,521)	(401,309)	(126,716)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

	2003	2002	2001
Net cash used in financing activities	(1,138,184)	(1,165,732)	(763,581)

Net increase (decrease) in cash and cash equivalents	(133,658)	1,883	183,930

Cash and cash equivalents at the beginning of year	414,671	412,788	228,858

Cash and cash equivalents at the end of year	281,013	414,671	412,788

Supplementary information:
Interest paid on loans and financing	856,331	701,752	638,061
Income tax and social contribution paid	130,731	16,595	33,239
Non – cash transactions
Property, plant and equipment received as donations and/or paid for with shares (capital subscription)	3,664	15,310	5,543

Acquisition related to São Bernardo de Campo (Note 5(b))
Purchase price	415,471	—	—
Settlement of customer accounts receivable	(265,432)	—	—
Amounts payable (other current liabilities)	(100,526)	—	—

Cash paid	49,513	—	—

28. BUSINESS SEGMENTS

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, adopts the management approach designating the internal organization that is used by management for making operating decisions and assessing performance as the source of the company’s reportable segments. Management uses data derived under BR CL to make decisions in relation to the segments. SFAS No. 131 also requires disclosure about products and services, geographical areas, and major customers. SFAS No. 131 requires reported segment information to conform to the information reported to management even if that information is not prepared under US GAAP.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

The Company has two identifiable reportable segments: (i) water systems; and (ii) sewage systems.

	2003
	Water	Sewage
	system	System	Consolidated
Gross revenue from sales	2,190,971	1,756,399	3,947,370
Gross revenue from sales — bulk	262,045	—	262,045
Gross revenue from services (*)	66,110	32,009	98,119

	2,519,126	1,788,408	4,307,534
Taxes on sales and services	(115,590)	(82,060)	(197,650)

Net revenue from sales and services	2,403,536	1,706,348	4,109,884
Cost of sales and services and operating expenses	(1,714,926)	(882,948)	(2,597,874)

Operating profit before financial expense, net	688,610	823,400	1,512,010

Financial expenses, net			(346,477)
Non-operating expenses, net			(54,455
Taxes on income			(242,636)

Extraordinary item			(35,122)

Net income			833,320

			Common
			assets and
			concession
	Water	Sewage	assets
	system	system	acquired	Consolidated
Depreciation and amortization charges
BR CL	(316,218)	(248,237)	—	(564,455)
US GAAP	(346,573)	(272,067)	—	(618,640)
Additions to property, plant and equipment
BR CL	154,333	410,391	445,641	1,009,365
US GAAP	154,333	410,391	445,641	1,009,365

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

	2002
	Water	Sewage
	systems	systems	Consolidated
Gross revenue from sales	2,015,206	1,586,181	3,601,387
Gross revenue from sales — bulk	230,481	—	230,481
Gross revenue from services (*)	90,705	39,863	130,568

	2,336,392	1,626,044	3,962,436
Taxes on sales and services	(115,149)	(80,140)	(195,289)

Net revenue from sales and services	2,221,243	1,545,904	3,767,147
Cost of sales and services and operating expenses	(1,634,227)	(791,912)	(2,426,139)

Operating profit before financial expense, net	587,016	753,992	1,341,008

Financial expenses, net			(2,276,293)
Non-operating expenses, net			(3,424)
Taxes on income			323,315

Extraordinary item			(35,122)

Net loss			(650,516)

			Common
			assets and
			concession
	Water	Sewage	assets
	systems	systems	acquired	Consolidated
Depreciation and amortization charges
BR CL	(293,054)	(226,021)	—	(519,075)
US GAAP	(331,951)	(256,020)	—	(587,971)
Additions to property, plant and equipment
BR CL	210,879	353,736	54,576	619,191
US GAAP	207,531	348,120	53,710	609,361

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO — SABESP

	2001
	Water	Sewage
	system	system	Consolidated
Gross revenue from sales	1,814,483	1,397,421	3,211,904
Gross revenue from sales — bulk	204,148	—	204,148
Gross revenue from services (*)	88,290	39,166	127,456

	2,106,921	1,436,587	3,543,508
Taxes on sales and services	(64,656)	(44,085)	(108,741)

Net revenue from sales and services	2,042,265	1,392,502	3,434,767
Cost of sales and services and operating expenses	(1,436,322)	(689,845)	(2,126,167)

Operating profit before financial expense, net	605,943	702,657	1,308,600

Financial expenses, net			(1,105,152)
Non-operating expense, net			(76,920)
Income taxes			89,699

Net income			216,227

			Common
			assets and
			concession
	Water	Sewage	assets
	system	system	acquired	Consolidated
Depreciation and amortization charges
BR CL	(268,482)	(208,847)		(477,329)
US GAAP	(311,403)	(242,235)		(553,638)
Additions to property, plant and equipment
BR CL	269,507	387,221	62,299	719,027
US GAAP	275,503	387,221	62,299	725,023

	2003	2002
Water systems	6,233,376	6,396,976
Sewage systems	6,771,217	6,633,356

Total segment assets	13,004,593	13,030,332

General corporate and other	3,526,077	3,318,319

Total assets	16,530,670	16,348,651

Water systems	(2,528,397)	(2,266,345)
Sewage systems	(1,751,949)	(1,536,454)
Others	(343,987)	(302,397)

Total accumulated depreciation and amortization	(4,624,333)	(4,105,196)

(*)	Other sales and services rendered comprise other services which are related to water and sewage services (mainly, charges for duct connections into the water and sewage systems, change in water measurement equipment, and sewage duct clearing services.)