Form 20-F
period 2004-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2005-06-30
CIK 1170858

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

28,479,577,827 Common Shares, without par value, as of December 31, 2004

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

PRESENTATION OF FINANCIAL INFORMATION

In this annual report, references to “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars” or “US$” are to United States dollars. Solely for the convenience of the reader, we have translated some of the real amounts contained in this annual report into U.S. dollars at a rate equal (unless otherwise indicated) to R$2.6544 to US$1.00, the commercial selling rate on December 31, 2004 as reported by the Central Bank of Brazil, or the Central Bank. As a result of the recent fluctuations in the real/U.S. dollar exchange rate, the commercial selling rate may not be indicative of current or future exchange rates. Therefore, you should not read these translations as representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates allocable to the Brazilian currency since January 1, 2000.

Our audited financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 are included in this annual report. The financial statements for the year ended December 31, 2002 have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil, and the financial statements as of and for the years ended December 31, 2003 and 2004 have been audited by Deloitte Touche Tohmatsu Auditores Independentes, São Paulo, Brazil.

Our audited financial statements are presented in reais and are prepared in accordance with Corporate Law Method, which are based on the Brazilian corporation law (Law No. 6,404/76, as amended), the rules and regulations issued by the Comissão de Valores Mobiliários (CVM), or the Brazilian securities commission, and the accounting standards issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil, or IBRACON), hereinafter referred to as the “Corporate Law Method”.

Like other Brazilian companies, we have the option of presenting our primary financial statements on the basis of accounting principles established in accordance with the Corporate Law Method with a reconciliation to generally accepted accounting principles in the United States of America (“U.S. GAAP”). Unless otherwise indicated, our financial statements and all financial data included in this annual report have been prepared in accordance with the Corporate Law Method.

The Corporate Law Method differs in significant respects from U.S. GAAP. Note 23 to our audited financial statements provides a description of the differences between the Corporate Law Method and U.S. GAAP as they relate to our financial statements and a reconciliation from the Corporate Law Method to U.S. GAAP, for periods presented therein, of our net income (loss) and shareholders’ equity. The reconciliation from the financial statements prepared in accordance with the Corporate Law Method to U.S. GAAP includes, among others, adjustments for differences related to the accounting for past revaluations of property, plant and equipment, historical inflation accounting and accounting for pension and other employee benefits.

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

FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT

This annual report includes forward-looking statements, principally in Items 3 through 5. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	the interests of our controlling shareholder, the State of São Paulo (the “State”);

•	our ability to collect amounts owed to us by our controlling shareholder and by municipalities;

•	existing and future governmental regulation, including taxes on, and charges to, us;

•	our lack of formal concessions for the City of São Paulo and other municipalities;

•	municipalities’ ability to terminate our existing concessions;

•	our ability to obtain additional concessions and to renew current concessions when they become due;

•	our ability to achieve plans to increase sewage coverage ratio and sewage connections;

•	our ability to access attractive financing in the future;

•	limitations on our ability to increase tariffs;

•	our capital expenditure program and other liquidity and capital resources requirements;

•	our level of indebtedness and limitations on our ability to incur additional indebtedness;

•	droughts, water shortages and/or climate events;

•	our costs relating to compliance with environmental laws and potential penalties for failure to comply with such laws;

•	the outcome of our pending or future legal proceedings;

•	general economic, political and other conditions in Brazil and in other emerging market countries;

•	inflation and currency devaluation in Brazil;

•	changes to tax laws in Brazil;

•	power shortages, rationing or instability of electricity supply;

•	our management’s expectations and estimates concerning our future financial performance;

•	the size and growth of our customer base; and

•	other risk factors as set forth under “Item 3. Key Information—Risk Factors” section.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The selected financial data as of December 31, 2000, 2001 and 2002 and the years ending on December 31, 2000, 2001 and 2002 is derived from our financial statements audited by PricewaterhouseCoopers Auditores Independentes included in previously filed annual reports. The selected financial data as of December 31, 2003 and 2004 and for the two years in the period ended December 31, 2004 is derived from our financial statements audited by Deloitte Touche Tohmatsu Auditores Independentes, and is included in this annual report.

Our financial statements have been prepared in accordance with the Brazilian Corporate Law Method, which differs in significant respects from U.S. GAAP. You should read this selected financial data in conjunction with our financial statements and the related notes thereto included in this annual report. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2004 have been translated into U.S. dollars at the selling rate as of December 31, 2004 of R$2.6544 per U.S.$1.00.

The following table presents our selected financial data as of and for each of the periods indicated.

	As of and for the year ended December 31,
	2000	2001	2002	2003	2004
	(in millions, except per share and per ADS data)
Corporate Law Method
	R$	R$	R$	R$	R$	US$
Statement of Operations Data:
Net revenue from sales and services	3,355.8	3,434.8	3,767.1	4,130.8	4,397.1	1,656.5
Cost of sales and services	(1,474.1)	(1,590.4)	(1,815.0)	(2,067.1)	(2,253.4)	(848.9)
Gross profit	1,881.7	1,844.3	1,952.2	2,063.6	2,143.7	807.6
Selling expenses	(332.7)	(332.6)	(385.1)	(297.5)	(502.5)	(189.3)
Administrative expenses	(137.3)	(203.1)	(226.0)	(254.1)	(313.6)	(118.1)
Financial income (expenses), net	(737.7)	(1,105.2)	(2,276.3)	(346.5)	(503.7)	(189.8)
Income (loss) from operations(1)	673.9	203.4	(935.3)	1,165.5	823.9	310.4
Non-operating income (expenses)	(82.3)	(76.9)	(3.4)	(54.5)	(33.9)	(12.8)
Income (loss) before taxes on income	591.6	126.5	(938.7)	1,111.1	790.0	297.6
Income tax and social contribution tax	(70.2)	89.7	323.3	(242.6)	(241.9)	(91.1)
Extraordinary item, net of income and social contribution taxes(2)	—	—	(35.1)	(35.1)	(35.1)	(13.2)
Net income (loss)	521.4	216.2	(650.5)	833.3	513.0	193.3

Net income (loss) per 1,000 common shares	18.31	7.59	(22.84)	29.26	18.01	6.78
Net income (loss) per ADS	4.58	1.90	(5.71)	7.32	4.50	1.70

Dividends and interest on shareholders’ equity per 1,000 common shares	18.97	17.20	3.80	17.70	5.37	2.02

Number of common shares outstanding at year end (in thousands of shares)	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578	—

Balance Sheet Data:
Cash and cash equivalents	232.7	460.2	414.7	281.0	105.6	39.8
Customer accounts receivables, net	887.4	878.0	820.5	1,056.2	1,227.9	462.6
Reimbursement for pension benefits paid	253.5	326.3	403.9	491.0	576.3	217.1
Short and long-term receivables from shareholders, net(3)		378.3	423.7	164.2	245.6	92.5

	As of and for the year ended December 31,
	2000	2001	2002	2003	2004
	(in millions, except per share and per ADS data)

	R$	R$	R$	R$	R$	US$
Property, plant and equipment, net	13,346.4	13,510.0	13,670.8	14,063.2	14,040.9	5,289.7
Total assets	15,192.1	15,917.9	16,348.7	16,590.1	16,783.8	6,323.0
Total short-term loans and financing	381.7	549.3	1,332.5	997.0	1,496.8	563.9
Total long-term loans and financing	5,616.1	5,920.6	6,545.2	6,267.3	5,553.8	2,092.3
Total liabilities	6,923.7	7,921.2	9,102.2	9,013.2	8,832.2	3,327.4
Shareholders’ equity	8,268.5	7,996.7	7,246.5	7,576.9	7,951.6	2,995.6

Other Financial Information:
Cash provided by operating activities(4)	1,744.1	1,657.0	1,764.8	1,655.3	1,463.1	551.2
Cash used in investing activities(4)	(598.4)	(709.5)	(597.2)	(650.8)	(670.5)	(252.6)
Cash used in financing activities(4)	(1,098.3)	(763.6)	(1,165.7)	(1,138.2)	(941.1)	(354.5)
Adjusted EBITDA(5)	1,868.6	1,785.9	1,860.1	2,076.5	1,926.5	725.8
Capital expenditures(4)	596.3	694.6	586.0	641.3	670.3	252.5
Depreciation and amortization	457.0	477.3	519.1	564.5	598.9	225.6

	As of and for the year ended December 31,
	2000	2001	2002	2003	2004
	(in millions, except per share and per ADS data)
U.S. GAAP
	R$	R$	R$	R$	R$	US$
Statement of Operations Data:
Net revenue from sales and services	3,355.8	3,434.8	3,767.1	4,130.8	4,397.1	1,656.5
Gross profit	1,668.6	1,613.8	1,820.1	1,853.3	1,953.1	735.8
Selling expenses	(349.6)	(349.9)	(393.6)	(323.4)	(521.5)	(196.5)
Administrative expenses	(184.1)	(214.8)	(328.8)	(276.3)	(324.1)	(122.1)
Income from operations(6)	983.0	951.1	1,086.5	1,136.5	1,073.0	404.2
Financial income (expenses), net	(740.6)	(1,107.1)	(2,284.5)	(329.4)	(479.2)	(180.5)
Net income (loss)	284.4	16.7	(847.6)	642.6	417.5	157.3

Net income (loss) per 1,000 common shares-basic and diluted	10.00	0.59	(29.76)	22.56	14.66	5.52
Net income (loss) per ADS-basic and diluted	2.50	0.15	(7.44)	5.64	3.67	1.38
Weighted average number of common shares outstanding (in thousands of shares)	28,448,607	28,479,578	28,479,578	28,479,578	28,479,578	—

Balance Sheet Data:
Property, plant and equipment, net	15,583.8	15,656.0	15,666.0	15,955.5	15,864.6	5,976.7
Total assets	17,381.0	17,581.8	17,625.6	17,630.4	17,704.5	6,669.9
Short-term loan financing	381.7	549.3	1,753.6	997.0	1,496.8	563.9
Long-term loan financing	5,612.2	5,873.2	6,124.0	6,267.3	5,553.8	2,092.3
Total liabilities	10,046.5	10,688.5	11,679.8	11,604.3	11,339.7	4,272.0
Shareholders’ equity	7,334.4	6,893.3	5,945.8	6,085.6	6,364.8	2,397.8

	As of and for the year ended December 31,
	2001	2002	2003	2004
Operating Data (at period end):
Number of water connections (in thousands)	5,717	5,898	6,044	6,358
Number of sewage connections (in thousands)	4,128	4,304	4,462	4,747
Percentage of population with water connections (%)	100	100	100	100
Percentage of population with sewer connections (%)	76	77	78	78
Volume of water billed during period (in millions of cubic meters)	1,698	1,770	1,765	1,692
Water loss percentage during period (average)(%)(7)	32.6	31.7	33.0	34.0
Number of employees	18,159	18,505	18,546	17,735

(1)	Includes financial expenses, net.

(2)	The extraordinary item charged to income in the years ended December 31, 2002, 2003 and 2004 relates to the amortization (over a five-year period) of the actuarial liability recorded on December 31, 2001 upon first time recognition of the defined benefits pension plan. The presentation of the charge as an extraordinary Item is consistent with the instructions of the CVM and the Corporate Law Method. For purposes of U.S. GAAP, the pension expense has been treated as a payroll expense from the first year presented.
(3)	Short and long-term receivables from shareholders, net represent amounts due from the State for water and sewage services. Amounts as of December 31, 2003 and 2004 are reflected net of R$401.7 million and R$105.5 million, respectively, of amounts due to the State related to interest on shareholders’ equity which has been designated for reciprocal offset under the terms of the agreement executed among the parties, as amended. See note 6 to our audited financial statements.
(4)	Based upon the audited statements of cash flows for the years ended December 31, 2004, 2003 and 2002 included in note 24 to our audited financial statements and the audited statement of cash flows for the years ended December 31, 2000 and 2001 which are not included in this annual report.
(5)	Adjusted EBITDA means net income (loss) before financial expenses, net, income tax and social contribution tax (a federal tax on income), depreciation and amortization, non-operating income (expenses), net and extraordinary item, net of income tax and social contribution tax. Adjusted EBITDA is not a measurement recognized under Brazilian accounting principles, does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flows as an indicator of liquidity. Our definition of Adjusted EBITDA may not be comparable with EBITDA as defined by other companies. Although Adjusted EBITDA, as defined above, does not provide a measurement of operating performance as accepted under the Corporate Law Method, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business. Adjusted EBITDA is calculated as follows:

	For the year ended December 31,
	2000	2001	2002	2003	2004
	(in millions)
	R$	R$	R$	R$	R$	US$
Corporate Law Method
Net income (loss)	521.4	216.2	(650.5)	833.3	513.0	193.3
Add:
Financial expenses (income), net	737.7	1,105.2	2,276.3	346.5	503.7	189.8
Income and social contribution tax	70.2	(89.7)	(323.3)	242.6	241.9	91.1
Depreciation and amortization	457.0	477.3	519.1	564.5	598.9	225.6
Non-operating income (expenses), net	82.3	76.9	3.4	54.5	33.9	12.8
Extraordinary item, net of income and social contribution taxes	—	—	35.1	35.1	35.1	13.2
Adjusted EBITDA	1,868.6	1,785.9	1,860.1	2,076.5	1,926.5	725.8

(6)	Under U.S. GAAP, income from operations is determined before financial expenses, net.
(7)	Includes both physical and non-physical losses. Water loss percentage represents the quotient of (a) the difference between (i) the total amount of water produced by us (after excluding certain non-physical water losses set out below) less (ii) the total amount of water invoiced by us to customers divided by (b) the total amount of water produced (after excluding certain non-physical water losses set out below) by us. We exclude from our calculation of water losses the following: (1) water discharged for periodic maintenance of water mains and water storage tanks; (2) water supplied for municipal uses such as firefighting; (3) water we consume in our facilities; and (4) estimated water losses associated with water we supply to favelas (shantytowns).

Exchange Rates

Before March 14, 2005, there were two principal legal foreign exchange markets in Brazil, in which rates were freely negotiated but could be strongly influenced by Central Bank intervention:

•	the commercial rate exchange market, dedicated principally to trade and financial foreign exchange transactions such as the buying and selling of registered investments by foreign entities, the purchase or sale of shares or the payment of dividends or interest with respect to shares; and

•	the floating exchange market that was generally used for transactions not conducted through the commercial foreign exchange market.

On March 4, 2005, the National Monetary Council enacted Resolution No. 3,265, pursuant to which the commercial rate exchange market and the floating rate exchange market were unified in a sole exchange market, effective as of March 14, 2005. The new regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a person or legal entity, without limitation with respect to the amount involved, provided, however, the transaction is legal and based on economic grounds. Foreign currencies may only be purchased through financial institutions domiciled in Brazil authorized to operate in the exchange market.

Following the introduction of the real in 1994 and through 1998, the Central Bank maintained a band system exchange rate, under which the exchange rate between the real and the U.S. dollar would fluctuate within a pre-established moving band. In January 1999, due to market pressures, the Central Bank abolished the band system and allowed the real/U.S. dollar exchange rate to float freely. Since then, the exchange rate has been established by the market and has fluctuated considerably, reporting a maximum quotation of R$3.955 per U.S.$1.00 on October 22, 2002. Since the liberalization of the exchange rate, the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. It is not possible to predict whether the Central Bank will continue to let the real float freely or whether the real will remain at its present level. Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us.

The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates for the period indicated.

	Low	High	Average	Period-end
	(Reais per U.S.$1.00)
Year ended December 31,
2000	1.7234	1.9847	1.8295	1.9554
2001	1.9353	2.8007	2.3522	2.3204
2002	2.2709	3.9552	2.9309	3.5333
2003	2.8219	3.6623	3.0715	2.8892
2004	2.6544	3.2051	2.9257	2.6544
Month ended
November 30, 2004	2.7307	2.8590	2.7860	2.7307
December 31, 2004	2.6544	2.7867	2.7182	2.6544
January 31, 2005	2.6248	2.7222	2.6930	2.6248
February 28, 2005	2.5621	2.6320	2.5978	2.5950
March 31, 2005	2.6011	2.7621	2.7047	2.6662
April 30, 2005	2.5195	2.6598	2.7119	2.5313
May 31, 2005	2.3784	2.5146	2.4528	2.4038

Source: Central Bank of Brazil.

Risk Factors

Risks Relating to our Control by the State of São Paulo

We are controlled by the State, whose interests may be contrary to the interests of holders of our shares or ADSs.

The State of São Paulo, which we refer to as the State, through its ownership of our common shares, has the ability to control the election of a majority of the members of our Conselho de Administração (“Board of Directors”), to appoint our senior management and to determine our operations and strategy. The State owned 50.3% of our outstanding common shares as of March 31, 2005 and 50.3% of our outstanding common shares as of December 31, 2004.

The State has from time to time in the past used, and may in the future use, its controlling interest in our company to direct that we engage in certain business activities and make certain expenditures which are designed primarily to promote the political, economic or social goals of the State and not necessarily to enhance our business and results of operations. As a result, actions taken by the State in relation to Sabesp could be contrary to the interests of the holders of our shares or ADSs.

Most of our Board of Directors and senior management are political appointees of the Governor of the State, who are subject to periodic change unrelated to our business needs.

Newly-elected Governors of the State typically make significant changes in our Board of Directors and senior management and, historically, the Chairman of our Board of Directors has been the Secretary of the Energy, Water Resources and Sanitation Secretariat of the State. In 2002, the current Governor, Mr. Geraldo Alckmin, appointed new senior officials for his administration, including Mr. Mauro Guilherme Jardim Arce as the new Secretary of the Energy, Water Resources and Sanitation Secretariat of the State. Mr. Arce was also elected as Chairman of our Board of Directors. Changes in government or government policy could lead to changes in our senior management which in turn could have a material adverse effect on our business strategy, cash flows, results of operations, financial condition or prospects.

We have accounts receivable owed by the State and some State entities, as well as a substantial amount of negotiated long-term receivables owed by the State, and we cannot assure you as to when or whether the State will pay amounts owed to us.

Historically, the State and some State entities have had substantial overdue accounts payable to us relating to (1) the provision of water and sewage services and (2) State-mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us. As of December 31, 2004, the amounts owed to us by the State for the provision of water and sewage services included R$245.6 million, which was considered overdue as of February 29, 2004. This amount does not include R$105.5 million which the State agreed to apply in respect of dividends payable to it as part of its agreement with us as discussed below. As of December 31, 2004, the State owed us an additional R$48.5 million in accounts receivable related to the provision of water and sewage services rendered from February 2004. With respect to reimbursement for pensions paid on behalf of the State, the State owed us R$576.3 million as of December 31, 2004 (R$320.6 million of which was acknowledged by the State in an agreement with us subject to a further audit which has not yet occurred, as discussed below). We expect amounts owed to us by the State for water and sewage services and reimbursements for pensions paid to increase in the future. We have not established any provisions for any amounts due to us by the State.

In September 1997, December 2001 and March 2004, we entered into agreements with the State to settle overdue amounts payable to us. Under the terms of these agreements, the amounts may be settled through the application of dividends payable by us to the State and by the transfer to us of certain reservoirs in the Alto Tietê System which we use, but which are owned by the State. However, the agreements do not require the State to apply all dividends payable by us to them to the repayment of amounts owed to us. Since the State entered into these agreements it has applied the dividend received from us to the repayment of amounts it owes to us.

Under the December 2001 agreement, we converted a substantial amount of overdue accounts receivable due from the State and some State entities into long-term accounts receivable. According to the March 2004 agreement, which amended the December 2001 agreement, the State recognized a debt with us in the amount of R$581.8 million regarding unpaid receivables up to February 29, 2004 and we recognized an amount owed to the State as dividends declared in the form of interest on shareholders’ equity totaling R$518.7 million.

We cannot assure you as to when or if the State will pay overdue amounts due to us by it and by some State-controlled entities. Furthermore, due to the State’s history of not making timely payments to us in respect of services provided by us and of not reimbursing us in a timely manner for the State-mandated special retirement and pension payments, we cannot assure you that the amount of accounts receivable owed to us by the State and some State entities will not significantly increase in the future. If the State does not pay the amounts it owes us, our cash flows, results of operations and financial condition will be adversely affected.

We expect that a portion of long-term accounts payable by the State to us will be settled by the transfer to us of State-owned reservoirs in the Alto Tietê System, but we cannot assure you of the value to be given to these reservoirs or of the timing or legality of these transfers.

Under the terms of the December 2001 agreement referred to above, the State agreed to transfer the reservoirs in the Alto Tietê System to us in exchange for the cancellation of a portion of the accounts receivable due from the State and of reimbursements due from the State for State-mandated special pension payments we have made. Under the terms of the agreement, the value of these reservoirs should be determined by an appraisal process prior to their transfer and amounts owed to us from the State are subject to an audit by a State-appointed auditor.

In July and August 2002, a State-owned construction company, on behalf of the State, and an independent appraisal firm, on our behalf, presented their valuation reports relating to the reservoirs. The appraisals contained in these reports were in the amounts of R$335.8 million and R$341.2 million, respectively. Under the terms of the December 2001 agreement, the arithmetic average of these appraisals will be deemed to be the fair value of the reservoirs. Because we had already made investments in these reservoirs by then, the arithmetic average of the appraisals submitted to our Board of Directors by August 2002, R$300.9 million, was net of a percentage corresponding to these investments. However, a final determination as to the fair value of these reservoirs is still pending and we cannot assure you as to when the reimbursement of the pension payments will take place.

In addition, on October 29, 2003, the Public Attorney of the State (Ministério Público do Estado de São Paulo), on behalf of the people of the State, brought a civil public action in a Trial Court of the state of São Paulo (12a Vara da Fazenda Pública do Estado de São Paulo) alleging that a transfer to us of ownership of the Alto Tietê System reservoirs from the State Department of Water and Energy of the State would be illegal. In October 2004, the court ruled in favor of the Public Attorney of the State. In response, we filed an appeal, which is pending final decision and the State successfully filed an action suspending the lower court’s decisions until final judgment is reached by the Court of Appeals of the state of São Paulo (Tribunal de Justiça do Estado de São Paulo). We are unable to predict whether we will succeed in appealing such decision and cannot assure you as to whether the transfer of these reservoirs will occur.

The State has agreed to reimburse us for pension benefits owed to us; however, if agreement is not reached with respect to the amounts of these reimbursements or if the State delays in making these payments, our cash flows, results of operations and financial condition could be adversely affected.

The December 2001 agreement also provided that the State’s legal advisors would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to us by the State. The commencement of reimbursement payments with respect to pension amounts owed to us by the State has been postponed until these analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs in the Alto Tietê System are formalized. In addition, the transfer of these reservoirs is currently being disputed and we are not certain whether such transfer will be legally allowed, as discussed above. Under the December 2001 agreement, the original first payment was to be made in July 2002. Negotiations are still ongoing between the Company and the State with a view to restatement of the debt for supplemental retirement and pension benefits, under the terms defined in the December 2001 agreement, including amounts due after November 2001. These negotiations will be consolidated in a second amendment to the December 2001 agreement. The Company will retain Fundação Instituto de Pesquisas Contábeis, Atuarías e financeras (“FIPECAFI”) to validate the actual values to be reimbursed by the State, provided by the Office of the State Attorney General. We cannot assure you as to when agreement among the parties will be reached or when the State will commence making payments in respect of these amounts. If an agreement among the parties is not reached or if the State delays or fails to make such payments, our cash flows, results of operations and financial condition could be adversely affected.

We may be required to acquire reservoirs that we use and that are owned by a State-controlled company, or we may be required to pay substantial fees to the owner in the form of rent and additional operational and maintenance expenses with respect to our use of such reservoirs.

In connection with the provision of water services, we use the Billings and Guarapiranga reservoirs that are owned by a State-controlled company. The State, through its control of our Board of Directors, could require us to acquire the Billings and Guarapiranga reservoirs. As a result of these acquisitions, our cash position and overall financial condition could be adversely affected. In addition, since we are not currently charged for the use of these reservoirs, we are uncertain as to whether in the future we will continue to be able to use the reservoirs without paying a fee, or what the likely fee scale would be, if imposed. We may also be required to pay additional maintenance and operational costs for our use of the Billings and Guarapiranga reservoirs. If we were required to pay substantial fees to the owner or additional maintenance or operational costs for these properties, our cash flows, results of operations and financial condition could be adversely affected.

Risks Relating to Our Business

The basic sanitation sector is not specifically regulated in Brazil and the approval of any proposed regulations for the water and sewage industry may negatively affect our operations in the São Paulo Metropolitan Region, as well as in other areas that we serve.

There is not, at the present time, any specific regulation in connection with sanitation services in Brazil. Accordingly, the Brazilian Federal Congress has, from time to time, discussed proposals for regulation, which would establish directives for basic sanitation services. Any proposed regulation, when and if approved, could establish a new municipal regulatory authority for our industry that may, in part, preempt the existing State regulatory authorities under which we operate in the Metropolitan Region. In addition, a new regulation could modify the way we charge for our water and sewage services businesses, as well as our capital expenditure program. Any of these changes could have an adverse effect on our revenue, by causing us to lose concessions we currently hold, or on our operating margins, by limiting our ability to pass our cost on to our customers.

As of the date of this annual report, no proposed federal regulation for the water and sewage industry has been voted on by the Brazilian Federal Congress. We cannot anticipate if, when or in which terms any proposed federal regulation will become effective. Any of the proposed new regulations, if approved by the Brazilian Federal Congress, could have a negative effect on our operations in the São Paulo Metropolitan Region, as well as in other areas that we serve.

We may become subject to substantial water-related and sewage-related charges imposed by governmental water agencies of the State and of the Federal Government.

Governmental water agencies of the State may be, and the Federal Government is, authorized to collect fees from entities, including us, that either abstract water from, or dump sewage into, water resources controlled by these agencies. The fees collected by these agencies are to be used to sponsor studies, programs, projects and constructions provided for in the Water Resources Plan (Plano de Recursos Hídricos) and for the payment of expenses concerning the creation of the Federal System for Water Resources Managing (Sistema Nacional de Gerenciamento de Recursos Hídricos), as well as administrative costs regarding the bodies and entities pertaining thereto and they may be loaned or provided as grants or subsidies to governmental agencies and corporations, including us, for use in the development and maintenance of water resources. The legislature of the State is also debating new legislation that would establish procedures for the collection of these fees. In addition, the Federal

Government enacted legislation under which we must pay fees to the Federal Government or an agency in respect of the use of water from specified sources. We are uncertain as to the likely fees that may be assessed, or whether we will be able to pass on the cost of any of these fees to our customers.

We have accounts receivable due from municipalities and we cannot assure you as to when or whether these municipalities will pay us.

As of December 31, 2004, we had accounts receivable totaling R$632.2 million from municipalities to which we provide water on a wholesale basis. Of this amount, R$100.6 million was 91 to 360 days overdue and R$462.6 million was more than 360 days overdue. In some cases, the Brazilian courts have required that we continue to provide water on a wholesale basis to municipalities, even if they fail to pay our invoices. Additionally, as of December 31, 2004, we had accounts receivable in the amount of R$305.9 million, owed to us by municipalities to which we render water and sewage services, including R$226.6 million owed by the Municipality of the City of São Paulo.

Although we have entered into negotiations with municipalities to reschedule such accounts receivable and have also filed legal proceedings against municipalities to collect the overdue amounts, some municipalities are currently not paying our invoices in full or on a timely basis. In addition, some governmental entities located in municipalities we serve are also not paying us on a regular basis. We cannot assure you as to whether or when these municipalities will resume making regular payments or pay overdue amounts owing to us. If these municipalities and government agencies do not pay amounts they owe us, our cash flows, results of operations and financial condition will be adversely affected.

We do not hold formal concessions for the City of São Paulo and several other municipalities that we serve, and therefore we may not be able to enforce our rights to continue to provide services in these municipalities.

We do not hold formal concessions in the City of São Paulo, which on December 31, 2004 accounted for 56.1% of our sales and services rendered, or in 40 other municipalities in the state of São Paulo. Because we do not hold concessions or formal contract rights to provide services in these municipalities, we may not be able to effectively enforce our right to continue to provide services or to be paid for the services we provide. In the future, our rights in respect of the City of São Paulo and these other municipalities could be modified or adversely affected by Brazilian federal, state or local governmental actions or other factors.

From time to time, mayors of the City of São Paulo have initiated or proposed discussions with the State regarding entering into a formal concession contract with us to provide water and sewage services in the City of São Paulo. The City of São Paulo legislature approved Law 13,670 of November 25, 2003 through which it intended to establish the authority to regulate its public water supply and sewage services. Following the enactment of Law No. 13,670, the Governor of the State filed a legal action alleging that the law is unconstitutional, as a result of which the enforcement of Law No. 13,670 has been suspended. On April 20, 2005, the court ruled in favour of the Governor of the State, by a majority of votes; the court’s judgement had not yet been drawn up as of the date of this annual report. We cannot assure you when or if the suspension of Law 13,670 will end, and we cannot anticipate the effect of its renewed application which could result in the City of São Paulo granting us a formal concession contract under terms and conditions different to those under which our services are currently provided, or even in the termination of our ability to provide our services as currently provided.

Municipalities for which we hold concessions may choose not to renew their concessions to us.

We provide water and sewage services in 326 municipalities pursuant to concessions granted by the municipalities. Substantially all of these concessions have 30-year terms: 273 of these concessions expire between 2005 and 2010, of which 17 are scheduled to expire in 2005 and 127 are scheduled to expire in 2006; and the rest expire between 2011 and 2034. The Botucatu concession, one of our significant concessions, expired on October 18, 2004. The municipality of Botucatu issued a Municipal Decree on October 19, 2004 extending our concession for an additional 12 months and we are currently in discussions to renew this concession for 30 years. A majority of these concessions are automatically renewable for a period equal to their initial term, although we often renegotiate terms and conditions, unless we or the municipality exercise the right to terminate the concession prior to the six-month period ending on the expiration date of the concession. Any termination of a concession could adversely affect our cash flows, results of operations and financial condition. If certain municipalities choose not to renew their concessions, it could adversely affect our cash flows, results of operations and financial condition. Even if they choose to renew these concessions, we cannot assure you that we will obtain the same terms that we currently have.

Municipalities may terminate our concessions for any “good public reason” or if we fail to meet our contractual obligations.

Municipalities may terminate our concessions under some circumstances, including if we fail to comply with our obligations under the relevant concession contracts. In addition to contractual termination provisions in concession contracts, municipalities have the inherent power under Brazilian law to terminate concessions prior to their contractual expiration dates for any “good public reason.” The meaning of “good public reason” has not been defined by Brazilian law or conclusively determined by Brazilian courts. In the event of the termination of a concession, we may receive inadequate compensation from the concessionaire municipality. We may also incur material litigation costs related to termination of concessions and compensation. The Constitution of the State establishes that the municipalities in which we operate as water and sewage service providers may, in the course of granting authority over these services, create their own autonomous entities to render such services in their territories instead of continuing to use our services, with the obligation to indemnify us for the termination of the concession with us over a term of up to 25 years rather than at the time the concession is terminated. The State obtained an injunction in a legal action alleging this indemnification to be unconstitutional. As a result, the maximum term for payment of the indemnification has been suspended. In the event that this injunction is stayed and/or the outcome of the legal action is not favorable to us, the indemnification over a term of 25 years may adversely affect our operational results and financial condition. In 1997, the Municipality of Santos enacted a law expropriating our water and sewage systems in Santos. In response, we filed an action seeking an injunction against this expropriation which was denied by the lower court. This decision was later reversed by the Court of Appeals of the State, which issued a preliminary order suspending that law. On August 2, 2002, a decision on this matter was rendered in our favor by a lower court. This decision is still subject to appeal, and we cannot assure you that the ultimate determination will be favorable to us. Despite the pending lawsuit, we continue to provide water and sewage services to Santos.

We cannot assure you that other municipalities will not seek to terminate their concessions. Exercise of concession termination rights by substantial numbers of municipalities could have a material adverse effect on our cash flows, results of operations and financial condition.

We may be required to compete through a public bidding process in order to obtain new or renew existing concessions.

Substantially all of our concessions were granted without a public bidding process. Under current Brazilian Federal and State law, however, for any new concession we may be required to participate in a bidding process. In addition, if a public entity from which we hold a concession granted prior to the enactment of the concession laws determines that in order to comply with such laws it must engage in a public bidding process, we could be required to compete in order to renew our existing concession. While we may be able to obtain concessions without participating in a bidding process, we cannot assure you that the Brazilian courts will continue to interpret the concessions laws to permit municipalities to grant concessions without a public bidding process or that we will be able to secure all new water and sewage concessions that we may wish to obtain.

In the event we are obligated to participate in public bidding processes in order to renew our existing concessions or to obtain new ones, our failure to outbid our competitors for our existing concessions may adversely impact our cash flows, results of operations and financial condition.

We may be unable to increase customer tariffs in line with increases in inflation and operating expenses, including taxes.

Our results of operations and financial condition are highly dependent upon our ability to set and collect adequate tariffs for our water and sewage services. Although we generally have broad power to establish tariffs, this power is, in practice, subject to political and legal constraints. From mid-1999 until mid-2001 we did not raise our tariffs, due to a State policy of not increasing tariffs for public services. In June 2001, we increased our average tariffs by approximately 13.1% which was broadly in line with the prevailing inflation rates in Brazil since mid-1999, and in August 2002 we raised our tariffs by approximately 8.2%. A new readjustment formula was approved by our Board of Directors and was applied to the tariff adjustment of August 2003 and 2004, however, we are not certain if we will be able to use this formula in the future. Using this new formula, in August 2003 we raised our tariffs for water and sewage services by approximately 18.9%, and in August 2004 we raised our tariffs for water and sewage services by approximately 6.8%. Tariffs with respect to the residential social (which includes residences of low-income families that live in sub-standard conditions, residences of persons unemployed for up to 12 months and collective living residences) and favela (shantytown) categories, are not always increased at the same rate as other tariffs. For example, in August 2003, these tariffs were increased by only 9.0% and were not set using the new formula. We will continue to rely upon tariff revenue to provide funds for our capital expenditure program in addition to our financing activities and to meet our debt service requirements. We are currently conducting studies with a view to implementation of a new tariff policy. However, we cannot assure you when and if a new tariff policy will be implemented or if such implementation will meet our expectations. Any failure to establish or maintain tariffs commensurate with these and our other needs could have an adverse effect on our cash flows, results of operations and financial condition.

Our capital expenditure program requires substantial liquidity and capital resource, and any failure to obtain new financing may have a material adverse effect on the operation and development of our business.

Our capital expenditure program calls for expenditures of approximately R$4.2 billion in the period from 2005 through 2009, including approximately R$758.1 million in 2005 and R$880.0 million in 2006. We spent approximately R$600.9 million on our capital expenditure program in 2004.

We have funded in the past, and we plan to continue to fund, these expenditures out of funds generated by operations and domestic and foreign currency borrowings on acceptable terms. In this way, a significant portion of our financing needs has been funded by financing provided by lenders controlled by the Federal Government. For example, we are currently negotiating with the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”), and Caixa Econômica Federal (a bank owned by the Brazilian government) for additional loans to finance portions of our capital expenditure program. We also benefit from long-term financing from domestic and international multilateral agencies and development banks at attractive interest rates. Changes in the policies of the Federal Government regarding the financing of water and sewage services, or our failure to continue to benefit from long-term financing from domestic and international multilateral agencies and development banks at attractive interest rates may impair our ability to finance our capital expenditure program.

We cannot assure you that we will be able to obtain sufficient funds to complete our capital expenditure program . Failure to obtain the requisite funds could delay or prevent completion of our capital expenditure program and other projects, which may have a material adverse effect on the operation and development of our business.

Brazilian regulations as well as contractual provisions may limit our ability to incur indebtedness in the future.

Because we are controlled by the State we are subject to special credit rules for the public sector published by the Brazilian monetary authorities. As a general rule, financial institutions and other institutions authorized to provide credit by the Central Bank may only provide loans to public sector entities, such as us, up to a certain percentage of such entities’ net equity. In addition, new loans in connection with certain water and sewage activities may only be given up to certain pre-established amounts. Because of these limitations on our ability to obtain credit from private financial institutions, our options for raising funds, other than the cash generated by our operations, consist principally of borrowing from State-owned financial institutions or development agencies and issuing bonds and other publicly traded obligations. These limitations on obtaining credit could adversely affect the development of our business, our ability to meet our obligations or continue our capital expenditure program, and our cash flows, results of operations and financial condition.

Under our existing debt instruments, we are subject to covenants limiting our ability to incur additional indebtedness, whether denominated in reais or foreign currency. Under these covenants, we would have been able to borrow up to an additional R$1,107.2 million as of December 31, 2004. If, however, these and other limitations prevent us from completing our capital expenditure program or executing our business plans generally, we may be unable to satisfy all of our liquidity and capital resources requirements, which could have a material adverse effect on our cash flows, results of operations and financial condition.

Droughts may result in a decrease in the volume of water billed and the revenue from water supplies, which may have a material adverse effect on our company.

We experience decreases in our water supply from time to time due to droughts. In the event of prolonged drought, the volume of water provided by us may be reduced, although the impact that droughts have may vary across our different water supply systems. Throughout 2003, rain levels were below average resulting in a weak replenishment of our reservoirs, particularly in the Cantareira System, the largest system in the São Paulo Metropolitan Region. The effects of this drought continued to impact our systems through 2004. In order to minimize the effects of this drought, in March 2004 we approved a water consumption reduction incentive program based on a bonus system, pursuant to which customers that achieved their consumption reduction goal would be entitled to a 20.0% discount on their water bill. This incentive program ended on September 15, 2004 and encompassed most of the customers in the São Paulo Metropolitan Region, resulting in a reduction of our revenue from water and sewage services provided to the São Paulo Metropolitan Region by R$74.1 million. We cannot assure you that any drought in the future will not materially adversely affect our water supply and, accordingly, our cash flows, results of operations and financial condition.

Potential costs of environmental compliance as well as potential environmental liability may have a material adverse effect on our company.

Our facilities are subject to many Brazilian federal, state and local laws and regulations relating to the protection of health and the environment. We have made, and will continue to make, substantial expenditures to comply with these provisions. In addition, because environmental laws and their enforcement are becoming more stringent, our capital expenditures and expenses for environmental compliance may increase substantially in the future. The amount of investments that we make in any given year is subject to limitations imposed by the State. Expenditures required for compliance with environmental regulation may result in reductions in other strategic investments that we have planned, which could negatively affect our profitability. We could also be exposed to criminal and administrative penalties, in addition to indemnification obligations, for possible damage for non-compliance with environmental laws and regulations. Currently, we are party to a number of environmental lawsuits and administrative proceedings, including civil public actions and criminal proceedings. Any material unforeseen environmental costs and liabilities may have a material adverse effect on our future financial performance.

Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on our company.

We are a party to a number of legal proceedings involving significant monetary claims. These legal proceedings include, among others, tax, labor, condemnation and other proceedings. A substantial monetary judgment against us in one or more of these legal proceedings may have a material adverse effect on our business or financial condition. Based on advice we received from our lawyers, we have provisioned a total aggregate amount of R$490.6 million as of December 31, 2004 to cover losses related to legal proceedings considered probable. This provision does not cover, however, all legal proceedings involving monetary claims filed against us. Any unfavorable judgment in relation to these proceedings may have an adverse effect on our cash flows, results of operations and financial condition.

Because we are not insured for all business-related and environmental-related contingencies, the occurrence of any such event may have a material adverse effect on our future financial performance.

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

Risks Relating to Brazil

Brazilian economic, political and other conditions may have a material adverse effect on our business.

The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which often changes monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, increases in the Central Bank’s base interest rates, capital controls and limits on imports, as well as other measures, such as the freezing of bank accounts.

Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including us, and on market conditions and prices of Brazilian securities, including our equity and debt securities. Our financial condition and results of operations may be adversely affected by the following factors or the Brazilian government’s response to them:

•	currency devaluation and other exchange rate movements;
•	inflation;
•	currency exchange control policies;
•	social instability;
•	price instability;
•	energy shortages;
•	interest rates;
•	liquidity of domestic capital and lending markets;
•	tax policy; and
•	other political, diplomatic, social and economic developments in or affecting Brazil.

Brazil’s President, Luiz Inácio Lula da Silva took office on January 1, 2003. In the period leading up to his election and for a period of time thereafter, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a lower level of confidence in the Brazilian currency and capital markets, contributing to the rapid depreciation of the real against the U.S. dollar during that period. Although the government has not departed significantly from policies of the previous administration, and the real appreciated 22.3% against the U.S. dollar during 2003 and further appreciated 8.8% during 2004, there remains concern about the policies of the current Brazilian government. Uncertainty over whether current policies will be continued or whether the Brazilian government will adopt different policies in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad that are supported by Brazilian issuers. Municipal elections took place during 2004. The next State election is scheduled to occur in October 2006. We cannot predict the policies that the newly elected administrations may adopt, or the effect those policies may have. Any substantial negative reaction to the policies adopted by the Brazilian federal or state government from time to time could adversely affect our cash flows, results of operations, financial condition and the market price of our shares or ADSs.

Devaluation of the real could adversely affect our ability to service our foreign currency-denominated debt, and could lead to a decline in the market price of our shares or ADSs.

The Brazilian currency has been devalued frequently during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, multiple exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rates between the Brazilian currency and the U.S. dollar and other currencies. For example, in 2000, 2001 and 2002, the real devalued 8.5%, 15.7% and 34.3% respectively, while appreciating 22.3% in 2003 and 8.8% in 2004 against the U.S. dollar.

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency-denominated obligations could be adversely affected, particularly because our tariff revenue and other sources of income are based solely in reais. In addition, because we have substantial foreign currency-denominated indebtedness, any significant devaluation of the real during a financial period will increase our financial expenses as a result of foreign exchange losses that we must record. We had total foreign currency-denominated indebtedness of R$2,680.9 million as of December 31, 2004, and we anticipate that we may incur substantial amounts of foreign currency-denominated indebtedness in the future. Our overall results of operations were positively affected by the 8.8% appreciation of the real against the U.S. dollar in 2004, which amounted to R$179.7 million. We do not currently have any hedging instruments in place to protect us against a devaluation of the real in relation to any foreign currency. A devaluation of the real would reduce the U.S. dollar value of distributions and dividends on our ADSs and could reduce the market price of our shares or ADSs.

The Brazilian government’s actions to combat inflation and public speculation about possible future action may contribute significantly to economic uncertainty in Brazil.

Historically, Brazil has experienced high rates of inflation. Inflation itself as well as governmental efforts to combat inflation have had significant negative effects on the Brazilian economy in general. Inflation, action taken to combat inflation and public speculation about possible future action has also materially contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Inflation, as measured by the General Price Index-Market, or the IGP-M (Índice Geral de Preços de Mercado), was 25.3% in 2002, 8.7% in 2003 and 12.4% in 2004. There can be no assurance that levels of inflation in Brazil will not increase in future years and have a material adverse effect on our cash flows, results of operations or financial condition. If Brazil experiences significant inflation in the future, our costs and expenses may rise, we may be unable to increase our tariffs to counter the effects of inflation, and our overall financial performance may be adversely affected.

In addition, a substantial increase in inflation may weaken investor confidence in Brazil, so that the market price of our equity and debt securities declines.

Brazilian law might permit claims against our shareholders for harm to the environment.

Brazilian Law No. 9,605 of February 12, 1998 provides that the corporate structure of a company may be disregarded if it impedes recovery for undue harm to the environment. We cannot assure you that, in the case of claim for environmental damage under this law, liabilities would be limited to shareholders capable of exercising control over the company at the time of such environmental damage. Accordingly, if we were unable to redress claims against us for environmental damages, which might happen, for example, if we were to become insolvent, our shareholders and the members of our management might become liable for those claims. We are not aware of any successful assertion of claims against any shareholders of any Brazilian corporation under this law and cannot predict the circumstances in which this might happen.

Because electrical power is essential to our operations, power shortages, rationing or instability of the electricity supply or significant increases in electricity tariffs may adversely affect our business.

We are one of the major power consumers in the state of São Paulo and the use of electrical power is essential to our operations. In May 2001, the Federal Government announced measures to reduce power consumption in several regions of Brazil, including areas where we operate. We were not subject to such measures because we render essential services. However, instability of the power supply has caused and may cause in the future material damages to our water and sewage systems which could adversely affect our business. In addition, material shortages or reduction in the power supply (including those due to rationing programs) may adversely impact our results of operations and financial condition. Electricity tariffs increased by an average of 17.54% during the course of 2004, which in turn led to a R$53.5 million increase in our electric power costs in 2004 compared to 2003. Further significant increases in electricity tariffs may have an adverse impact on our results of operations and financial condition.

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

Holders of our common shares and ADSs may not receive any dividends or interest on shareholders’ equity.

According to our by-laws, we must generally pay our shareholders at least 25.0% of our annual net income as dividends or interest on shareholders’ equity, as determined and adjusted under the Corporate Law Method. This adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Corporate Law Method and may not be avai1able to be paid as dividends or interest on shareholders’ equity. We may not pay dividends or interest on shareholders’ equity to our shareholders in any particular fiscal year if our Board of Directors determines that such distributions would be inadvisable in view of our financial condition.

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

Despite the fact that we are listed on the Novo Mercado segment of the São Paulo Stock Exchange, our corporate affairs are governed by our by-laws and Brazilian corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or the State of New York, or in other jurisdictions outside Brazil. In addition, the rights of holders of our ADSs or common shares under the Brazilian corporation law to protect their interests relative to actions by our Board of Directors may be fewer and less well-defined than under the laws of those other jurisdictions.

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

The protections afforded to minority shareholders in Brazil are different from those in the United States and other jurisdictions and may be more difficult to enforce.

Under Brazilian law, the protections afforded to minority shareholders are different from those in the United States and other jurisdictions. In particular, the case law with respect to shareholder disputes is less developed under Brazilian law than under US law and the laws of other jurisdictions and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a non-Brazilian company.

Actual or anticipated sales of a substantial number of our common shares could decrease the market prices of our common shares and ADSs.

Sales of a substantial number of our common shares — or the anticipation of such sales — could decrease the trading price of our common shares and ADSs. As of December 31, 2004, we had 28,479,577,827 common shares outstanding, including 14,313,511,872 shares held by the State. As a consequence of the issuance of common shares or sales by the State or other existing shareholders, the market price of our common shares and, by extension, our ADSs may decrease significantly. As a result, a holder may not be able to sell his or her securities at or above the price he or she paid for them.

Mandatory arbitration provisions in our by-laws may limit the ability of a holder of our ADSs to enforce liability under US securities laws.

Under our by-laws, any disputes among us, our shareholders and our management with respect to the application of Novo Mercado rules, the Brazilian Corporate Law and the application of the rules and regulations regarding Brazilian capital markets will be resolved by arbitration conducted pursuant to the São Paulo Stock Exchange Arbitration Rules in the São Paulo Stock Exchange Arbitration Chamber. Any disputes among shareholders, including holders of ADSs, and disputes between us and our shareholders, including holders of ADSs, will also be submitted to arbitration. The State is currently not permitted by law to sell its control shares. As a result, a court in the United States might require that a claim brought by a holder of ADSs predicated upon the US securities laws be submitted to arbitration in accordance with our by-laws. In that event, a purchaser of ADSs would be effectively precluded from pursuing remedies under the US securities laws in the US courts.

A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.

U.S. holders of common shares and ADSs may not be able to exercise the preemptive rights and tag-along rights relating to common shares unless a registration statement under the U.S. Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to our common shares relating to these rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, a holder may receive only the net proceeds from the sale of his or her preemptive rights and tag-along rights or, if these rights cannot be sold, they will lapse and the holder will receive no value for them.

A holder of our ADSs may find it more difficult than a holder of our common shares to exercise his or her voting rights at our shareholders’ meetings.

Holders may exercise voting rights with respect to the common shares represented by our ADSs only in accordance with the deposit agreement relating to our ADSs. There are no provisions under Brazilian law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying common shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, our common shareholders will receive notice of shareholders’ meetings through publication of a notice in an official government publication in Brazil and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the depositary, which will, in turn, as soon as practicable thereafter mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders, but only if we request the depositary to do so. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the common shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of common shares. ADSs for which the depositary fails to receive timely voting instructions will not be voted at any meeting.

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

In addition, although economic conditions are different in each country, investors’ reactions to adverse developments in one country may affect the market price of securities of issuers in other countries, including Brazil. For example, the 1997 Asian economic crisis and the 1998 Russian debt moratorium and devaluation of the Russian currency and the recent economic crises in Argentina and Venezuela triggered market volatility in Latin America and securities markets in other emerging market countries. Accordingly, adverse developments in other emerging market countries could lead to a reduction in the demand for, and market prices of, our common shares and ADSs, as well as our debt securities.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs.

According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. In the event that the disposition of assets is interpreted to include a disposition of the ADSs, this tax law could result in the imposition of withholding taxes on a disposition of ADSs by a non-resident of Brazil to another non-resident of Brazil. Due to the fact that no judicial guidance as to Law 10,833’s application yet exists, we are unable to predict whether an interpretation applying such tax laws to dispositions of ADSs between non-residents could ultimately prevail in the courts of Brazil.

ITEM 4. INFORMATION ON THE COMPANY

General

Companhia de Saneamento Básico do Estado de São Paulo-SABESP is a sociedade de economia mista, a mixed capital company with limited liability of unlimited duration, duly organized and operating under Brazilian corporation law. Our principal executive offices are located at Rua Costa Carvalho, 300, 05429-900 São Paulo, SP, Brazil. Our telephone number is (55-11 3388-8000). Our agent for service of process in the United States is CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011. As set forth in Article 2 of our by-laws, our corporate purpose is to plan, execute, and operate basic sanitation services throughout the territory of the state of São Paulo, including the capture, collection, processing and distribution of water, as well as the collection, removal, processing and final disposal of sewage and sludge.

We believe we are one of the largest water and sewage company in Latin America based on net revenue and customers in 2004. We operate water and sewage systems in the state of São Paulo in which the City of São Paulo, Brazil’s largest city, is located. According to the Brazilian Institute of Geography and Statistics, or IBGE, the state of São Paulo is Brazil’s most populous state and the state with the highest GDP in Brazil. We had net revenue from sales and services of R$4,397.1 million (U.S.$1,656.5 million) and net income of R$513.0 million (U.S.$193.3 million) for 2004. We had total assets of R$16,783.8 million (U.S.$6,323.0 million) and shareholders’ equity of R$7,951.6 million (U.S.$2,995.6 million) as of December 31, 2004.

We provide water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 368 of the 645 municipalities in the state of São Paulo, including the City of São Paulo. We also supply water on a wholesale basis to six municipalities in the São Paulo Metropolitan Region in which we do not operate water systems. Until December 2002 we divided our service territories into three regions: the São Paulo Metropolitan Region, the Interior Region and the Coastal Region. During 2003 we reorganized our corporate management structure by consolidating the municipalities which we serve in the interior and coastal regions into a single management unit we call “Regional Systems.” Under this new structure, the São Paulo Metropolitan Region and the Regional Systems accounted for 74.5% and 25.5% of our gross revenue from sales and services in 2004, respectively.

As of December 31, 2004, we distributed water to approximately 22.3 million people, which we believe includes approximately 60% of the urban population of the state of São Paulo, through approximately 58,073 kilometers of water pipes and mains to more than 6.4 million water connections. As of December 31, 2004, we provided sewage services to approximately 18.2 million people through 36,435 kilometers of sewer lines to approximately 4.7 million sewage connections. In addition, we currently sell water on a wholesale basis to six municipalities having an estimated population of approximately 3.1 million in the aggregate.

The State, our controlling shareholder, is required by our by-laws and State law to own at least one-half plus one of our common (voting) shares. The State currently owns 50.3% of our outstanding common shares. As a mixed capital company, we are an integral part of the governmental structure of the State. Our strategy and major policy decisions are formulated in conjunction with the Energy, Water Resources and Sanitation Secretariat of the State as part of the overall strategic planning for the State. The majority of the members of our Board of Directors and our Executive Committee are nominated by the State Council for Protection of Capital of the State (Conselho de Defesa de Capitais do Estado de São Paulo—CODEC), a State agency presided over by the Secretary of the State Treasury and reporting directly to the Governor.

In addition, our capital expenditure budget is subject to approval by the legislature of the State and is approved in conjunction with the budget of the Energy, Water Resources and Sanitation Secretariat and of the state of São Paulo as a whole. Our financial statements and accounting records are subject to review by the State Accounts Tribunal (Tribunal de Contas), as are all accounts of the State.

State of São Paulo

The state of São Paulo is one of 26 states that, together with the Federal District of Brasilia, constitute the Federative Republic of Brazil. The state of São Paulo is located in the southeastern region of the country, which is, according to IBGE, the most developed and economically active region of Brazil, and which includes the states of Minas Gerais, Espírito Santo and Rio de Janeiro. The state of São Paulo lies between the states of Rio de Janeiro and Minas Gerais to the north, the state of Paraná to the south, Mato Grosso do Sul to the west and the Atlantic Ocean to the east.

The state of São Paulo occupies 3.0% of Brazil’s land mass and encompasses an area totaling approximately 96,000 square miles. According to the State of São Paulo Data System (Fundação Sistema Estadual de Análises de Dados—SEADE), the state of São Paulo had an estimated population as of December 31, 2004 of 39.6 million.

As of December 31, 2004, the City of São Paulo, the state of São Paulo’s capital, had an estimated population of 10.7 million, with 19.0 million inhabitants in the greater São Paulo Metropolitan Region. The São Paulo Metropolitan Region encompasses 39 cities and is the second largest metropolitan area in the Americas and among the four largest metropolitan areas in the world, according to the United Nations’ World Urbanization Prospects, 1999 Revision. The São Paulo Metropolitan Region accounted for approximately 48% of the population of the state of São Paulo as of December 31, 2004.

According to IBGE, in 2002, the most recent year for which this data is available, the GDP of the state of São Paulo was approximately R$438.1 billion, representing approximately 32% of Brazil’s total GDP, making it the largest economy of any state in Brazil, based on GDP. The state of São Paulo is the leading Brazilian state in terms of manufacturing and industrial activity, also according to IBGE, with a strong position in car manufacturing, pharmaceuticals, computer production, steel making and plastics, among others, as well as the leading position in the banking and financial services industries. The state of São Paulo is the most important exporting state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

History

Until the end of the 19th century, water and sewage services in the state of São Paulo were generally provided by private companies. In 1877, the Province of São Paulo granted a concession for the provision of water and sewage services to Companhia Cantareira de Água e Esgotos. In 1893, the Government of the Province of São Paulo assumed responsibility for the provision of water and sewage services from the Companhia Cantareira de Água e Esgotos and formed the Office of Water and Sewers (Repartição de Água e Esgotos), a governmental agency. Since that time, water and sewage services in the São Paulo Metropolitan Region have been administered by the government of the State. Historically, water and sewage services in substantially all other municipalities of the State were administered by the municipalities directly either by municipal water and sewage departments or through autarquias of the municipal government. Autarquias are relatively autonomous public bodies with separate legal standing, assets and revenues, created by law to undertake administration of public services, which are considered to be better managed by a decentralized administrative and financial structure.

In 1954, in response to dramatic population growth in the São Paulo Metropolitan Region, the government of the State created the Department of Water and Sewers (Departamento de Águas e Esgotos), as an autarquia of the State. The Department of Water and Sewers provided water and sewage services to various municipalities in the São Paulo Metropolitan Region.

A major restructuring of the entities providing water and sewage services in the state of São Paulo occurred in 1968 with the creation of the Companhia Metropolitana de Água de São Paulo, or COMASP, whose purpose was to provide potable water wholesale for public consumption in the municipalities making up the São Paulo Metropolitan Region. All assets relating to the production of potable water for the São Paulo Metropolitan Region previously owned by the Department of Water and Sewers were transferred to COMASP. In 1970, the Superintendência de Água e Esgoto da Capital, or SAEC, was created by the government of the State to distribute water and collect sewage in the City of São Paulo. All assets previously owned by the Department of Water and Sewers in connection with such activities were transferred to SAEC. Also in 1970, the State created the Companhia Metropolitana de Saneamento de São Paulo, or SANESP, to provide sewage treatment services for the São Paulo Metropolitan Region. All assets previously owned by the Department of Water and Sewers in connection with such activities were transferred to SANESP. The Department of Water and Sewers was subsequently closed.

On June 29, 1973, COMASP, SAEC and SANESP merged to form our company with the purpose of implementing the directives of the Brazilian government set forth in the National Water Supply and Sanitation Plan (Plano Nacional de Saneamento). The National Water Supply and Sanitation Plan was a program sponsored by the Brazilian government, which financed capital investments in, and assisted in the development of, state-controlled water and sewage companies. Since our formation, other State governmental and State-controlled companies involved in water supply and sewage collection and treatment in the state of São Paulo have been merged into us.

Recovery Program

We experienced significant operational and financial problems beginning in the mid-1980’s, which culminated in 1994. These problems were due, in part, to adverse economic conditions in Brazil prior to implementation of the Real Plan in mid-1994, but also to our position as a State-controlled enterprise whose financial performance was then only a secondary consideration of the State.

We also had significant and increasing levels of unpaid accounts receivables from our customers, including the State and municipal governments.

In 1995, we, in conjunction with the administration of the State, initiated a “recovery” program designed to restore our business operations and financial condition, including the organizational restructuring, the implementation of the initial stages of our strategy and the development of a new “for-profit” orientation.

We believe that our continuing recovery program and the continuing implementation of our overall strategy have, to date, permitted a recovery in terms of our business operations and financial performance, which we expect to provide the basis for our long-term operational and financial development.

Strategy

Our mission is to improve the quality of life of the population of the state of São Paulo and, in particular, to meet the growing demand for water and sewage services in an environmentally responsible manner. We are seeking to expand and improve our operations so that we can fulfill our mission and at the same time strengthen our financial condition.

Our overall strategy is based upon three guiding principles:

•	Marketing Strategy: to expand our water and sewage services in our existing service areas, to maintain our existing concession base and to obtain additional concessions and operations in additional municipalities in the state of São Paulo;

•	Economic/Financial Strategy: to enhance our financial condition, our “for-profit” orientation and shareholder value by, among other things, ensuring proper remuneration for our services, increasing productivity, improving operating efficiencies and diversifying sources of financing; and

•	Political/Institutional Strategy: to develop closer relationships with municipal governments and with customers by means of decentralized business units and increased participation in decisions affecting municipalities.

These three guiding principles are broken down into the following key strategic initiatives:

•	Continue to Expand Our Water and Sewage Services in Our Existing Service Area. Our goal is to maintain universal coverage of water services and to increase penetration of sewage collection and treatment services in our existing service areas of operation. A significant portion of our capital expenditure program, which will require total expenditures of approximately R$4.2 billion between 2005 and 2009, is designed to achieve this goal. We aim to continue providing universal water coverage and meet population growth by adding 810,000 water connections by 2009. We also intend to increase our sewage coverage ratio to 85% by adding 810,000 sewage connections by 2009.

•	Maintain our Existing Concession Base and Obtain Additional Municipal Concessions and Operations. Our goal is to renew all of our existing concessions as they expire. We have assembled a special task force to address concession expiration in a timely and effective manner. In addition to this ongoing effort, we regularly explore the possibility of obtaining additional water and sewage concessions in municipalities in the state of São Paulo in which we currently have no operations or to which we currently supply water solely on a wholesale basis. This represents a total population of approximately 15.1 million. We evaluate possible expansion opportunities in terms of proximity to our existing service areas and projected positive contributions to our financial performance. Since January 1, 1997, we have obtained 34 additional concessions to provide water and sewage services in municipalities in the state of São Paulo (representing a total population of 1.4 million), including the municipalities of Osasco, which previously was one of our wholesale sales customers, and Itapira, which we acquired in March 2004. Another achievement in this effort was the December 2003 acquisition of the right to operate water and sewage services in the Municipality of São Bernardo do Campo through the transfer of all related assets from the municipality to us. Until then, we provided water to that municipality on a wholesale basis. This acquisition positively impacted our business and our financial condition in 2004.

•	Set Our Tariffs to Cover Our Costs of Operations and to Provide a Return on Investment. Current tariff regulations allow us to set tariffs more aggressively and to tailor them to the peculiarities of each service, the diversity of the regions covered and the social and economic conditions of the end user. We periodically adjust our tariffs for water and sewage services using a transparent formula which accounts for inflation, covers our operating costs and other expenses and provides for return on investment. We generally adjust our tariffs once a year for a period of at least 12 months. In 2004, we increased our tariffs by approximately 6.8%, effective as of August 29, 2005.

•	Continue to Reduce Operating Costs and to Increase Productivity. We are continuing our efforts to lower operating costs and to increase productivity. In order to achieve this, we plan to reduce our total salary and payroll expenses by decreasing the number of our employees, outsourcing more of our non-core activities and automating some of our operations. We have in the past and expect in the future to reduce our number of employees through voluntary resignation and early retirement programs. We are continuing our efforts to automate and outsource our operations, especially in the interior region of the state of São Paulo, where introduction of new technology is expected to improve both operating efficiency and safety. We are also continuing our efforts to outsource meter reading and maintenance services in the Regional Systems, as we have successfully done in the São Paulo Metropolitan Region. In 2004, we reduced our total number of employees by 4.4%. Water and sewage connections per employee increased from 566 to 626 in the same period.

•

Improve Operating Efficiency and Reduce Water Losses. We seek to reduce both physical water losses (due primarily to leakage from our water system) and non-physical water losses (due to meter errors that prevent proper accounting of water use, improper classification of customers, fraud and illegal connections). We are continuing our efforts to reduce physical water losses through, among other things, the replacement and repairing of water mains and pipes and installation of probing and other equipment. We are continuing our program of strategically locating pressure-regulating valves throughout our water system, which regulate water pressure at a variable rate corresponding to consumption in the relevant sector. We are also striving to reduce physical water losses by continuing to shorten the average time to detect and repair leaks in our systems. We aim to reduce water losses in the São Paulo Metropolitan Region and in the Regional Systems, from 34.9% and 31.4% respectively, in 2004 to 26% in both regions by 2009. We are aiming to reduce non-physical water losses by upgrading and replacing inaccurate water meters and through increased outsourcing of meter reading activities to third-party contractors outside the São Paulo Metropolitan Region. In particular, we are replacing the water meters for our industrial and commercial customers, as well as increasing the rate at which we read the meters for these customers, to minimize losses.

•	Improve Collection of Overdue Accounts Receivable. We are continuing our efforts to improve our collection of overdue accounts receivable from municipalities to which we provide water on a wholesale basis, from the State and from other governmental entities. We are actively pursuing the amounts overdue and in some cases exploring opportunities to swap the amounts overdue in exchange for the rights and infrastructure to operate the water and sewage systems of certain municipalities. For example, we recently acquired the right to operate the water and sewage services in the Municipality of São Bernardo do Campo through the transfer of all related assets from the municipality to us in partial exchange for overdue accounts receivable.

•	Diversify Sources of Financing. Our goal is to continue to identify and secure diverse sources of financing, both public and private, with an emphasis on borrowing in local currency to reduce our exposure to exchange rate fluctuations and on borrowing long-term funds to match the duration of our long-term assets. Currently, we are negotiating with the BNDES and Caixa Econômica Federal (a bank owned by the Brazilian government) with a view to obtaining loans to finance our capital expenditure program. We are also exploring and pursuing various structured finance alternatives.

•	Maintain Close Relationships with Municipal Governments and with Customers. We are seeking to develop closer relationships with the municipal governments and with customers that we serve. We meet regularly with the mayors of municipalities and organize regional management commissions comprised of mayoral representatives and of our officers to discuss water and sewage services, capital expenditures, tariffs and other issues. We are also working to improve customer relations by shortening response times for customer installations as well as through a focused public relations program to enhance our image.

We believe that our overall strategy will enable us to meet the demand for high quality water and sewage services in the state of São Paulo and, at the same time, bolster our results of operations and our financial condition and enhance shareholder value.

Corporate Organization

During 2004, we reorganized our corporate management structure. As a result, we currently have six management divisions, each of which is supervised by one of our executive officers.

The allocation of responsibilities among the executive officers is made by the Board of Directors, in accordance with the by-laws and following receipt of an initial proposal from the Chief Executive Officer.

•	Chief Executive Office — responsible for coordinating all management divisions in accordance with the policies and directives established by our Board of Directors and Executive Committee, performing the coordination, evaluation and control of all functions related to the Chief Executive Officer’s Office, strategic planning, corporate organization, corporate communication, audit and ombudsman.

•	Corporate Management Office — responsible for marketing, human resources and quality control programs, legal affairs, information technology, asset management, contracts and procurement.

•	Economic and Financial and Investor Relations Office — responsible for financial planning, raising and allocating financial resources to all divisions within the company, conduct capital markets and other debt transactions and manage debt levels, accounting and investor relations. This division also monitors and acts as controller for our other divisions.

•	Planning and Technology Office — responsible for integrated technical planning, environmental planning and management, technological development, management and control of water quality, strategic maintenance, integrated project management and coordination and execution of special projects.

•	São Paulo Metropolitan Region Office — responsible for the distribution of water and collection of sewage for the São Paulo Metropolitan Region. The main function of this division is planning, operating and maintaining the water and sewage systems and customer relation services in the São Paulo Metropolitan Region and wholesale water supply and sewage treatment, as well as providing technical support for the autonomous municipalities.

•	Regional Systems Division — responsible for the production of water and operation and maintenance of water and sewage systems in municipalities in the Regional Systems. It is also responsible for performing the same tasks as the Metropolitan Division.

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

As a result of the establishment of the regional management commissions, we believe that we have improved our relationships with the municipalities and with our customers generally and that we have been able to balance better the service requirements of our customers with our own operational and financial objectives. The increased interaction between us and the municipalities has also been responsible for renewed indications of interest in our water and sewage services on the part of those municipalities not currently being served by us.

Concessions

Under the Brazilian Constitution, the authority to develop public water and sewage systems is shared by the states and municipalities, with the municipalities having primary responsibility for providing water and sewage services to their residents. The State Constitution provides that the State shall assure the correct operation, necessary expansion and efficient administration of water and sewage services in the state of São Paulo by a company under its control. Under applicable law, we are responsible for planning basic water and sewage services and operating the related systems in the state of São Paulo, whilst respecting the autonomy of its municipalities. The municipalities are empowered to, and commonly do, grant long-term concessions to water and sewage companies to provide such services.

We do not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for 56.1% of our revenue, and in 40 other municipalities in the state of São Paulo. None of these other municipalities has a significant population, other than Santos, which has a population exceeding 400,000. We believe that we have a vested right to provide water and sewage services based upon, among other things, our ownership of the water and sewage systems serving the City of São Paulo and these other municipalities and certain succession rights resulting from the merger which formed us. In general, we do not face any competition in the municipalities in which we provide water and sewage services, and we believe that in those municipalities we have an exclusive right to provide such services. Private water companies currently provide water and sewage services to only three municipalities in the state of São Paulo.

We also provide water and sewage services in 326 additional municipalities in the State pursuant to concessions granted by the municipalities. Substantially all of these concessions have 30-year terms, 273 of which expire between 2005 and 2010, of which 17 and 127 are scheduled to expire in 2005 and 2006; and the rest of which expire between 2011 and 2034. The Botucatu concession expired on September 18, 2004. The municipality of Botucatu issued a Municipal Decree on October 19, 2004 extending our concession for an additional 12 months and we are in discussions to renew this concession for 30 years. A majority of these concessions are automatically renewable for a period equal to its initial term, although we often renegotiate terms and conditions, unless the municipality or we exercise the right to terminate the concession prior to the six-month period ending on the expiration date of the concession.

The concessions are based on a standard form of contract between us and the relevant municipality. Each contract must receive the prior approval of the legislative council of the relevant municipality. The principal terms of the concession contracts are as follows:

•	We assume all responsibility for providing water and sewage services in the municipality.

•	We may determine and collect the tariffs for our services without prior authorization of the municipality.

•	The assets comprising the existing municipal water and sewage systems are transferred from the municipality to us. Until 1998, we acquired municipal concessions and the existing water and sewage assets in exchange for our common shares issued at book value. Since 1998, we have acquired concessions and water and sewage assets by paying the municipality an amount equal to the present value of 30 years of estimated cash-flows, assuming at least a 12.0% discount factor to us, from the concession being acquired. Payment is made in cash.

•	We are exempt from municipal taxes, and no royalty is payable to the municipality with respect to the concession.

•	We are granted rights of way on municipal property for the installation of water pipes and mains and sewage lines.

•	On termination of the concession, or upon cancellation for any reason, we are required to return the assets comprising the municipality’s water and sewage system to the municipality and the municipality is required to pay us the non-amortized book value of our assets relating to such concession.

Under concession contracts executed prior to 1998 we were reimbursed for these assets through payment of either:

•	the book value of the assets; or

•	the market value of the assets as determined by a third-party appraiser in accordance with the terms of the specific contract.

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

Municipalities have the inherent power under Brazilian law to terminate concessions prior to their contractual expiration dates for reasons of public interest. Diadema and Mauá, two municipalities we previously served, terminated our concessions in February 1995 and December 1995, respectively. Diadema terminated our concession after asserting that we did not provide adequate water and sewage services, while Mauá did so with our consent. However, we currently serve both Diadema and Mauá through the sale of water on a wholesale basis.

We currently do not anticipate that other municipalities will seek to terminate concessions due to, among other factors, our development of closer relationships with municipal governments, recent improvements in the water and sewage services we provide and the obligation of the municipality to repay us for the return of the concession as described above. We cannot be certain, however, that other municipalities will not seek to terminate their concessions in the future.

In addition to our concessions, in December 2003, we acquired water and sewage service assets in the Municipality of São Bernardo do Campo through the transfer of all related assets from the municipality to us. Previously, we provided water to São Bernardo do Campo on a wholesale basis. The amount paid for the purchase of assets was estimated by an economic-financial valuation report, which included the liquidation of the water wholesale supply accumulated debt. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for information with respect to the São Bernardo do Campo transaction.

Description of Our Activities

We provide basic sanitation services, which include the abstraction, treatment, processing and distribution of water, as well as the collection, treatment and reuse of sewage. We believe we are the largest water and sewage service provider company in Latin America, based on net revenue and customers in 2004. We render our services in the state of São Paulo, where the City of São Paulo, the largest city in Brazil, is located.

Water Operations

Our supply of water to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to customers’ premises. In 2004, we produced approximately 2,770.5 million cubic meters of water. The São Paulo Metropolitan Region currently is, and has historically been, our core market, accounting for approximately 71.3% of water invoices in volume.

The following table sets forth the amount of water produced and invoiced by Sabesp for the periods stated.

	Year ended December 31,
	2002	2003	2004
	(in millions of cubic meters)
Produced
São Paulo Metropolitan Region	2,046.1	2,085.9	2,046.4
Regional Systems	732.2	733.8	724
Total	2,778.3	2,819.6	2,770.5
Invoiced
São Paulo Metropolitan Region(1)	1,275.9	1,278.2	1,205.9
Regional Systems	494.3	486.8	486.5
Total	1,770.2	1,765.0	1,692.4

(1)	Includes water invoiced to wholesale customers of 339.6 in 2002, 346.2 in 2003 and 251.4 in 2004, each in millions of cubic meters.

The difference between the amount of water produced and the amount of water invoiced generally represents both physical and non-physical water loss. See “—Water Distribution” below. In addition, we do not invoice:

•	water discharged for periodic maintenance of water mains and water storage tanks;

•	water supplied for municipal uses such as firefighting;

•	water consumed in our own facilities; and

•	estimated water losses associated with water we supply to favelas (shantytowns).

The São Paulo Metropolitan Region experiences its highest levels of demand during the summer months when water use increases. Water use generally decreases during the winter months. The summer months, when demand is highest, coincide with the rainy season, while the winter, when demand for water is lowest, corresponds to the dry season in the São Paulo Metropolitan Region. Demand within the Regional Systems will vary depending on the area; while the interior region experiences seasonality in demand similar to the São Paulo Metropolitan Region, the demand in the coastal region is chiefly a function of tourism, with the greatest demand occurring during the Brazilian summer holiday months.

The following table provides information on our revenues by geographic region:

	Year ended December 31,
	2002	2003	2004
	(in millions of reais)
São Paulo Metropolitan Region	3,003.9	3,268.8	3,456.8
Regional Systems	958.5	1,038.7	1,185.7
Total revenue from sales and services	3,962.4	4,307.5	4,642.5

Water Resources

We can abstract water only to the extent permitted by the Department of Water and Energy of the State and pursuant to authorization contracts executed with it. Under some circumstances, depending on the geographic location of the relevant river basin or reservoir, the approval of the National Water Agency is also required. We currently abstract substantially all of our water supply from rivers and reservoirs, with a small portion being abstracted from groundwater. Our reservoirs are filled by impounding water from rivers and streams, by diverting flow from nearby rivers, or by a combination of these sources.

In order to supply water to the São Paulo Metropolitan Region, we rely on 17 reservoirs of non-treated water and 135 reservoirs of treated water, which are located in the areas under the influence of the eight water producing systems which comprise the integrated water system of the São Paulo Metropolitan Region. Resource availability, or amount of water available at the source for public distribution in such areas, is 66.1 cubic meters per second and should increase to 72.0 cubic meters per second in 2006, when the planned extension and improvement in water sources will be concluded. Total current capacity, or amount of water that can be treated from the integrated water system of the São Paulo Metropolitan Region, is 67.7 cubic meters per second and has been designed to reach 70.2 cubic meters per second in 2006. Average verified production or amount treated during 2004 was 63.3 cubic meters per second. The Cantareira, Guarapiranga and Alto Tietê systems, as a whole, supply approximately 83.6% of the water we produced for the São Paulo Metropolitan Region.

The Cantareira system accounts for approximately 47.1% of the water that we provide to the São Paulo Metropolitan Region, which represented 74.5% of our operating revenue for 2004. The authorization (outorga) for the Cantareira system to use the water in the Piracicaba water basin was renewed by Portaria DAEE n° 1213 on August 6, 2004 for a period of ten years.

The following table sets forth the water production systems from which we produce water for the São Paulo Metropolitan Region:

System	Production(1) (in cubic meters per second)
Cantareira	29.8
Guarapiranga	13.6
Alto Tietê	9.5
Rio Claro	3.8
Rio Grande (Billings Reservoir)	4.7
Alto Cotia	1.0
Baixo Cotia	0.8
Ribeirão da Estiva	0.1

Total Production	63.3

(1)	Average of the twelve months ended December 31, 2004.

We own all of the reservoirs in our production systems other than the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which is owned by other companies controlled by the State. We currently do not pay any fees with respect to the use of these reservoirs. In December 2001, we entered into an agreement with the State whereby the State, among other things, agreed to transfer the remaining reservoirs in the Alto Tietê System to us. However, the transfer of these reservoirs is currently being disputed and we are not certain whether such transfer will be legally allowed. See “Item 8. Financial Information—Legal Proceedings—Other Legal Proceedings.”

In the largest municipalities of the interior region, our principal source of water consists of surface water from nearby rivers. In the smaller municipalities of the interior region, we draw water primarily from wells. The coastal region is provided water principally by surface water from rivers and mountain springs.

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events. In 2002, 2003 and 2004, we were able to meet the demand for water in the São Paulo Metropolitan Region, primarily as a result of our water conservation program, reductions in water loss, the installation of 905,600 new water connections from 2000 through December 2004 statewide, as well as the introduction of a new tariff structure which helped reduce average consumption and demand.

Water in the São Paulo Metropolitan Region is distributed through the Metropolitan Aqueduct System. The Metropolitan Aqueduct System is a network of aqueducts that covers most of the São Paulo Metropolitan Region, which allows for diversion of water from or to a particular region as demand varies, as required to properly supply a particular area of the network.

We are implementing as part of our capital expenditure program the Metropolitan Water Program, which involves substantial investments in reservoirs, water treatment facilities, water mains and the distribution network in the São Paulo Metropolitan Region to increase water production and to improve capacity of the Metropolitan Aqueduct System. The Metropolitan Water Program consists of a series of projects which will require approximately R$661 million in investments from 2005 through 2009 in the São Paulo Metropolitan Region.

Water Treatment. We treat all water at our water treatment facilities prior to placing it into our water distribution network. We operate 195 treatment facilities, of which the eight largest, located in the São Paulo Metropolitan Region, typically account for approximately 74% of all water we supply. The type of treatment used depends on the nature of the source and quality of the untreated water. Water abstracted from rivers requires extensive treatment, while water drawn from groundwater sources requires less treatment.

We use conventional treatment processes in our water treatment facilities. For surface water, the treatment process involves several phases, including filtration and disinfection. Groundwater typically is of higher purity and usually requires only disinfection by chlorine treatment. All water we treat also receives fluoridation treatment.

Water Distribution. We distribute through our own networks of water pipes and mains, ranging in size from 2.5 meters to 100 millimeters in diameter. As of December 31, 2004, our water network contained 58,073 kilometers of water pipes and mains and 6.4 million water connections. The following table sets forth the total number of kilometers of water pipes in our network for the periods indicated.

	As of December 31,
	2002	2003	2004
Water distribution pipes and mains (kilometers)	54,983	56,777	58,073
Number of connections (in thousands)	5,898	6,044	6,358

Approximately 95.0% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride (PVC). Distribution pipes at customers’ residences typically are made from high-density polyethylene tubing. Our water mains are mostly made of steel, cast iron or concrete.

We distribute treated water through our networks of mains and service pipes that deliver water through pressurized systems. Storage tanks and pumping stations regulate the volume of water flowing through the networks to maintain adequate pressure and continuous water supply.

As of December 31, 2004, our water distribution pipes and mains included:

•	27,029 kilometers in the São Paulo Metropolitan Region; and

•	31,043 kilometers in the Regional Systems.

We have 313 storage tanks in the São Paulo Metropolitan Region with a total capacity of 1.8 million cubic meters, and 1,657 storage tanks in the Regional Systems. We have 192 treated water pumping stations in the São Paulo Metropolitan Region, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

Water mains that require maintenance are cleaned and relined. We are typically notified of water main fractures or breaks by the public through a toll-free number maintained by us. We consider the condition of the water pipes and mains in the São Paulo Metropolitan Region generally to be adequate. Due to age, external factors such as traffic, the high population and commercial and industrial development, water pipes and mains in the São Paulo Metropolitan Region are somewhat more susceptible to degradation than those in the Regional Systems. To counteract these effects, we have a maintenance program in place for water pipes and mains that is intended to deal with anticipated fractures and clogs due to brittleness and encrustation and to help ensure water quality.

We expect that new customers will be responsible for covering part of the costs of connecting to our water distribution network. Our water connection policy is to pay for the cost of installation of up to 15 meters of pipe from our distribution network to the point of connection, with the remainder paid by the customer. Thereafter, the customer must cover the costs of connecting to the network from the customer’s residence, including costs of purchasing and installing the water meter and related labor costs. Industrial customers are responsible for the entire cost of connection. We perform the installation of the water meter and conduct periodical inspections and measurements. After completion of installation, the customer has a fiduciary duty to the network and the water meter.

The following table sets forth projected new water connections for the periods indicated.

	2005	2006	2007	2008	2009	2005-2009
	(in thousands)
São Paulo Metropolitan Region	80	75	75	75	75	380
Regional systems	75	85	90	90	90	430

Total system	155	160	165	165	165	810

Water Losses. The difference between the amount of water produced and the amount of water invoiced generally represents both physical and non-physical water losses. Water loss percentage represents the quotient of (a) the difference between (i) the total amount of water produced by us (after excluding certain non-physical water losses set out below) less (ii) the total amount of water invoiced by us to customers divided by (b) the total amount of water produced (after excluding certain non-physical water losses set out below) by us. We exclude from our calculation of water losses the following: (1) water discharged for periodic maintenance of water mains and water storage tanks; (2) water supplied for municipal uses such as firefighting; (3) water we consume in our facilities; and (4) estimated water losses associated with water we supply to favelas (shantytowns).

We currently experience 34.9% water losses in the São Paulo Metropolitan Region and 31.4% in the Regional Systems. We plan to reduce water losses in both regions to 26% by 2009.

Our strategy to reduce water loss has two main objectives:

•	first, a reduction in the level of physical losses, which result primarily from leakage primarily through the replacement and repair of water mains and pipes and installation of probing and other equipment, including strategically located pressure-regulating valves; and

•	second, the reduction of non-physical losses, which result primarily from the inaccuracy of our water meters installed at our customers’ premises and at our water treatment facilities, and from clandestine and illegal use by customers, through upgrading and replacing inaccurate water meters and by increasing outsourcing of meter reading activities to third-party contractors outside the São Paulo Metropolitan Region.

We are taking measures to decrease physical losses by reducing response times to broken pipes and mains to less than 24 hours and by better monitoring of non-visible water mains fractures. We currently repair approximately 4,000 broken pipes and mains per month. Among other measures we have adopted to reduce physical water losses are:

•	the introduction of technically advanced valves to regulate water pressure throughout the water mains to correspond to downstream consumption needs during each day. These valves are programmed to respond automatically to variations in demand. During peak usage, the flow of water in the pipes is at its highest point; however, when demand decreases, pressure builds up in the water mains and the resulting stress on the network can cause significant water loss through cracks and an increase in ruptures of the pipes. The intelligent valves are equipped with probes programmed to feed data to the valve to reduce or increase pressure to the water mains as water usage fluctuates. As of December 31, 2004, we had installed 1,252 valves at strategic points in the network, with 812 valves installed in the São Paulo Metropolitan Region and 440 in the Regional Systems. We plan to install additional 192 valves through 2005;

•	the reconfiguration of integrated water distribution to permit the distribution of water at lower pressure; and

•	routine operational leak detection surveys in high water pressure areas in each case helping to reduce overall water losses.

Measures adopted to decrease non-physical water losses include:

•	monitoring and better accounting for water connections, especially for large volume customers, regular checking on customers which are accounted for by us as inactive and monitoring those non-residential customers that are accounted for as residential and therefore are billed at a lower rate;

•	measures to fight fraud and the use of new, more sophisticated water meters that are more accurate and less prone to tampering;

•	installation of water meters where none are present; and

•	preventive maintenance of existing and newly installed water meters.

Water Quality. We believe that we supply high quality treated water that is consistent with standards set by Brazilian Federal Law, as well as the standards set in the United States and Europe. Under a Health Ministry regulation in Brazil, we have significant statutory obligations regarding the quality of treated water. These laws set certain standards that govern water quality.

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

We have 15 laboratories that monitor water quality and purity as required by standards set by us and as required by law, which employ approximately 200 technicians, biologists, engineers and chemists. Our laboratories perform an average of 130,000 analyses per month. Our central laboratory located in the City of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods, as well as heavy metals analysis by atomic absorption technique. Five of our laboratories in the São Paulo Metropolitan Region have obtained ISO 9001/2000 certification and three in our Regional Systems have obtained ISO 17025 certification with respect to the quality of our management systems and the technical ability of our laboratories to produce results.

In addition, we have implemented the “Real Time Water Quality Monitoring System for the São Paulo Metropolitan Region.” Under this system, the water of some reservoirs located in the São Paulo Metropolitan Region is tested by 5 probes equipped with six sensors each attached to buoys which are set at different depths. This equipment permits us to make up to 17,000 analyses per probe per month.

Water Source Program. From time to time, we face significant problems with algae growth, as it causes water to have an unpleasant taste and odor. In order to minimize this problem, we have implemented additional treatment processes such as absorption by powdered activated carbon and oxidation by potassium permanganate. We believe that all the chemicals used are safe for human consumption, but the algae problem creates significant additional costs because of the higher volumes of chemicals used to treat the raw water.

Algae growth tends to occur mainly in the Guarapiranga Reservoir, but it has also been frequently detected in the reservoirs that compose the Rio Grande and Alto Tietê systems. Algae growth in the Guarapiranga and Rio Grande reservoirs is basically due to the discharge of untreated sewage from squatters living adjacent to the reservoirs in violation of laws intended to protect the watershed. In the Alto Tietê system the algae growth is mainly caused by effluents from the agricultural use of the drained areas.

We are planning to participate in the Water Source Program (Programa Mananciais) together with other organizations engaged on the promotion of urban development and social inclusion to mitigate the pollution problem in the Guarapiranga and Rio Grande reservoirs. In this program, we will be responsible for the expansion of sewage systems, pre-treatment of streams and development more sophisticated treatment facilities.

We believe that there are no material instances where our standards are not being met. However, we cannot be certain that future breaches of these standards will not occur.

Fluoridation. As required by Brazilian law, we have adopted a water fluoridation program which is designed to assist in the prevention of tooth decay among the population. Fluoridation primarily consists of adding fluorosilicic acid to water at 0.7 parts per million. We add fluoride to the water at our treatment facilities prior to its distribution into the water supply network.

Sewage Operations

We are responsible for the collection of sewage through our sewage systems and for its subsequent disposal with or without prior treatment. As of December 31, 2004, we collected approximately 82% and 73% of all the sewage produced in the municipalities in which we operate in the São Paulo Metropolitan Region and the Regional Systems, respectively, accounting for approximately 78% of all the sewage produced in the municipalities in which we operate in the state of São Paulo.

Sewage System. The function of our sewage system is to collect, transport and treat sewage. As of December 31, 2004, we were responsible for the operation and maintenance of 36,435 kilometers of sewer lines of which approximately 17,586 kilometers are located in the São Paulo Metropolitan Region, and 18,849 kilometers are located in the Regional Systems.

The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated.

	As of December 31,
	2002	2003	2004
Sewer lines (kilometers)	35,759	35,759	36,435
Sewage connections (thousands)	4,304	4,462	4,747

Our sewage system comprises a number of systems built at different times and constructed primarily from clay pipes and, more recently, PVC tubing. Sewer lines larger than 0.5 meters in diameter are primarily made of concrete. Our sewer system is generally designed to operate by gravitational flow, although pumping stations are required in certain parts of the system to ensure the continuous flow of sewage. Where pumping stations are required, we use sewer lines made of cast iron.

Industrial sewage can vary in nature and concentration of contaminants. The standards for disposal of industrial effluents are set by Article 19A of State Decree No. 8,468 of September 8, 1976, as amended, and broadly correspond to the standards for such disposal set by the U.S. Environmental Protection Agency. The basic premise of these standards is that industrial effluents interfere with the natural biological process occurring at sewage treatment facilities and, therefore, such effluents must be treated so that the final effluent meets the parameters set forth in State Decree No. 8,468. This decree requires industries that produce industrial sewage to pre-treat such sewage so that levels of certain parameters, such as pH, temperature, sediments, grease, oil and metals are reduced to environmentally sound levels prior to release into our sewer lines. To ensure compliance with Article 19A, we periodically analyze sewage produced by each industrial customer to check whether the customer has complied with the requirements of the decree. Although we may take certain actions which include imposing penalties or cutting a customer’s connection in the event that customer is continuously not in compliance, we are not responsible for and are not obligated to ensure the compliance of our customers with the requirements of this decree.

Effluents from our sludge treatment facilities (Estações de Tratamento de Esgotos—ETEs) shall comply with flow and quality standards established by Federal and State regulations. Flow standards are related to the composition of effluents before being discharged into water bodies, while quality standards measure the condition of the water bodies after the dilution of effluents. Both flow and quality standards will vary according to the expected use of the relevant water body: the more important the use of the water body, the more stringent the standards applicable.

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

Unlike the São Paulo Metropolitan Region, the interior region does not generally suffer obstructions caused by sewage system overload. The coastal region however experiences obstructions in its sewer lines primarily due to infiltration of sand, especially during the rainy season in the summer months. In addition, the number of sewage connections in the coastal region is significantly lower than in the other regions serviced by us, with approximately 49% of all residences in the coastal region currently connected to our sewage network.

New sewage connections are made on substantially the same basis as connections to water lines: we assume the cost of installation for the first 15 meters of sewer lines from the sewage network to residential and commercial customers’ sewage connections and the customer is responsible for the remaining costs. Industrial customers are responsible for the entire cost of extension and connection to the sewage network.

The following table sets forth projected new sewage connections for the periods indicated.

	Projected New Sewage Connections
	(in thousands)
	2005	2006	2007	2008	2009	2005-2009
São Paulo Metropolitan Region	105	105	55	55	55	375
Regional Systems	70	80	95	100	90	435

Total	175	185	150	155	145	810

Sewage Treatment and Disposal. For 2004 approximately 60% and 69% of the sewage we collected in the São Paulo Metropolitan Region and the Regional Systems respectively, or 63% of the sewage we collected in the state of São Paulo, was treated at our treatment facilities and afterwards discharged into receiving water bodies such as inland waters and the Atlantic Ocean, in accordance with applicable legislation. Our sewage treatment facilities have a finite capacity. Flows in excess of such capacity are discharged directly, untreated, to inland waters and the Atlantic Ocean. Currently we operate 431 sewage treatment facilities and eight ocean outfalls.

The purpose of sewage treatment is to reduce the polluting impact of the incoming sewage in order to comply with State Decree No. 8,468, of which stipulates maximum concentrations of certain substances prior to discharge into the environment. Although the flow and composition of sewage arriving at sewage treatment facilities varies, on average more than 98.0% of its content is water. Our sewage treatment relies essentially on physical separation processes and on natural biological processes to break down organic matter and reduce the amount of harmful organisms and chemicals.

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

The activated sludge treatment process, the principal method for secondary treatment of sewage used by us, relies on natural bacterial action to break down the organic matter in sewage and, where required, to remove ammonia. In the activated sludge treatment process, the sewage from primary treatment is passed into aeration tanks which are continuously replenished with recirculated activated sludge. The mixture in the tanks is agitated and aerated enabling the micro-organisms in the activated sludge to digest organic material contained in the incoming sewage. The effluent and activated sludge mixture produced by this process flows over to the final sedimentation stage.

We operate 41 activated sludge treatment facilities, each of which also contains a primary treatment facility. The five largest activated sludge treatment facilities located in the São Paulo Metropolitan Region have treatment capacity of approximately 18 cubic meters of sewage per second.

Sewage treatment in the Regional Systems will vary according to the particularities of each area. In the interior region treatment consists largely of aeration ponds where the organic matter is aerobically digested and the treated sewage is discharged to receiving waters. There are 340 secondary treatment facilities in the interior region which have treatment capacity of approximately 9.6 cubic meters of sewage per second.

The majority of sewage collected in the coastal region receives secondary treatment and disinfection and is then discharged into rivers and into the Atlantic Ocean. We have 66 sewage treatment facilities in the coastal region.

Our trunk lines are currently not sufficiently extensive to transport all sewage collected by us to our treatment facilities. As a result, a portion of the sewage collected by us is released untreated into receiving waters, resulting in high levels of pollution in such bodies of water. Our capital expenditure plan includes projects to increase the amount of sewage that we treat. See “—Government Regulation—Sewage Requirements” below.

Sludge Disposal. Sludge removed from the primary and secondary treatment processes typically contains water and a very small proportion of solids. We use filter presses, belt presses and centrifugation machines to abstract the water from the sludge. In 2004, we produced approximately 43,932 tons of sludge-dry base, of which 39,609 tons were discharged into landfills and the remainder was used for agricultural purposes. In addition, we are testing new technologies for sludge disposal as fertilizer in forest projects, fuel development and concrete manufacturing.

Customers

We currently operate water and sewage systems for 368 of the 645 municipalities in the state of São Paulo. The following table provides information regarding volumes of water and sewage invoiced, by type of customer, for the periods presented.

	Year ended December 31,
	2002		2003		2004
	Volume(1)%		Volume(1)%		Volume(1)%
Water
Residential	1,204.8	68.0	1,199.1	67.9	1,222.1	72.2
Commercial	146.7	8.3	142.5	8.1	142.4	8.4
Industrial	31.2	1.8	30.8	1.8	31.8	1.9
Governmental	47.9	2.7	46.4	2.6	44.7	2.6
Subtotal	1,430.6	80.8	1,418.8	80.4	1,441.0	85.1
Bulk sales	339.6	19.2	346.2	19.6	251.4	14.9
Total	1,770.2	100.0	1,765.0	100.0	1,692.4	100.0

Sewage
Residential	913.6	82.7	918.9	82.8	947.6	83.0
Commercial	127.4	11.5	125.6	11.3	127.4	11.2
Industrial	27.8	2.5	29.2	2.6	31.1	2.7
Governmental	36.7	3.3	36.0	3.3	35.3	3.1
Total	1,105.5	100.0	1,109.7	100.0	1,141.4	100.0

(1)	In millions of cubic meters.

In addition to serving residential, commercial, industrial and governmental customers in municipalities in which we hold concessions, we currently make wholesale sales of water to six municipalities having a total estimated population of 3.1 million. The State is our largest customer.

Tariffs

Tariffs have historically been adjusted once a year and for periods of at least 12 months. We raised tariffs in June 2001, in July 2002 and in August 2003. Effective August 29, 2004, we increased our tariffs for water and sewage services by 6.8%.

Although we have the power to set our tariffs for water and sewage services, we traditionally have consulted the Governor of the State prior to setting new tariff rates. For example, we did not increase tariffs in 2000 due to a State policy for the year of not increasing tariff rates for some public carriers, such as public transportation and water supply services.

The most recently implemented tariff regulations allow us to more aggressively set tariffs and to more realistically cover the operational costs of water and sewage systems. In addition, the new tariff regulations allow us to calculate the water and sewage service tariffs in order to better adequate the tariff value to the peculiarities of each service, the diversity of the regions covered and the social and economic conditions of the end user.

We established a new tariff schedule, effective May 2002, for commercial and industrial customers that consume at least 5,000 cubic meters of water per month and that enter into demand agreements with us for at least one-year terms. We believe this new tariff schedule will help prevent our commercial and industrial customers from switching to the use of private wells.

On August 29, 2003, we developed and implemented a new readjustment formula for our tariffs to better reflect changes in our cost structure. According to this new formula, the cost components of the Tariffs Readjustment Index (IRT) are separated into two parts (“A” and “B”), where Part “A” encompasses all costs related to electricity; water and sewage treatment materials; federal, State and local taxes; and financial compensation due to use of water resources and where Part “B” encompasses all other costs and expenses. The readjustment of Part “A” is based on the price variation observed in its components during the preceding 12-month period. Part “B” is adjusted by the Extended Consumer Price Index (Indice de Preços ao Consumidor Ampliado—IPCA). As part of the Alto Tietê project we have undertaken a project aimed at evaluating and potentially revising our current tariff structure in order to improve our return on investment.

We establish separate tariff schedules for our services in each of the São Paulo Metropolitan Region and each of the interior and coastal regions which comprise our Regional Systems. Each tariff schedule incorporates cross-subsidies pursuant to which certain customers, in effect, subsidize the provision of water and sewage services to other customers. Customers with high monthly water consumption rates pay higher tariffs than our costs of providing such water service. We use the excess tariff billed to high volume customers to compensate for the lower tariffs paid by low-volume customers. Similarly, tariffs for non-residential customers are established at levels that subsidize residential customers. In addition, the tariffs for the São Paulo Metropolitan Region generally are higher than tariffs in the interior and coastal regions.

We divide tariffs into two categories: residential and non-residential. The residential category is sub-divided into basic residential, social and favela (shantytowns). The residential social tariffs apply to residences of low income families which live in sub-standard conditions, residences of persons unemployed for up to 12 months and collective living residences. The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure. The latter two sub-categories were instituted to assist lower-income customers by providing lower tariffs for consumption. The non-residential category consists of:

•	privately-owned companies, government entities and industrial customers;

•	“not-for-profit” entities that pay 50.0% of the prevailing non-residential tariff; and

•	government entities that have entered into a water loss reduction agreement with us and pay 75.0% of the prevailing non-residential tariff.

Sewage charges in each region are fixed as a function of the monthly water charges. In the São Paulo Metropolitan Region and the coastal region, the sewage tariffs equal the water tariffs. In the interior region, sewage tariffs are approximately 20% lower than water tariffs. Wholesale water rates are the same for all municipalities served. We also make available sewage treatment services to those municipalities, although no formal agreement for the provision of these services has been signed as of the date of this document. In addition, various industrial customers pay an additional sewage charge, depending on the characteristics of the sewage they produce.

The following table sets forth the water and sewage services tariffs by customer category charged during the years and period stated in the São Paulo Metropolitan Region, which accounted for approximately 74.5% of our net revenue from sales and services in 2004.

	As of December 31,
Customer Category Consumption (in cubic meters per month)	2002	2003	2004
	(reais/cubic meter)(1)
Residential:
Basic Residential:
0-10(2)	0.81	0.96	1.03
11-20	1.26	1.50	1.60
21-50	3.15	3.75	4.00
Above 50	3.47	4.13	4.41
Social:
0-10(2)	0.30	0.33	0.35
11-20	0.52	0.57	0.61
21-30	1.83	1.99	2.12
31-50	2.61	2.84	3.03
Above 50	2.88	3.14	3.35
Favela (shantytown):
0-10(2)	0.23	0.25	0.27
11-20	0.26	0.28	0.30
21-30	0.86	0.94	1.00
31-50	2.61	2.84	3.03
Above 50	2.88	3.14	3.35
Non-Residential:
Commercial/Industrial/Governmental:
0-10(2)	1.62	1.93	2.06
11-20	3.15	3.75	4.00
21-50	6.08	7.23	7.72
Above 50	6.32	7.52	8.03
Commercial/Not-for-profit entities:
0-10(2)	0.81	0.96	1.03
11-20	1.58	1.88	2.01
21-50	3.04	3.62	3.87
Above 50	3.16	3.76	4.01
Government entities with reduction agreement:
0-10(2)	1.22	1.45	1.54
11-20	2.36	2.81	3.00
21-50	4.56	5.42	5.79
Above 50	4.74	5.64	6.02

(1)	Water and sewage tariffs are the same per cubic meter.
(2)	The minimum volume charged is for ten cubic meters per month.

The average annual tariffs we charge in the interior and coastal regions for the provision of water and sewage collection during 2004 were 32.0% and 17.0% below the tariffs charged in the São Paulo Metropolitan Region, respectively.

In October 2004 we began a tariff study conducted by an international consortium and sponsored by the Inter-American Development Bank, which we estimate will take approximately 18 months to complete. The study is focussed on tariff restructuring and marketing orientation. The study has three stages: (i) a new tariff scheme; (ii) the creation of a marketing plan and (iii) improvements in commercial practice. We cannot give any assurances with respect to whether any of the study’s recommendations will be adopted.

See “—Government Regulation—Tariff Regulation of São Paulo” below for additional information regarding our tariffs.

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

Water and sewage bills can be paid at some banks and other locations in the state of São Paulo. These funds are paid over to us and average service fees between R$0.36 and R$1.07 per transaction are charged for collection and remittance of these payments.

Customers must pay their water and sewage bills by the due date for payment if they wish to avoid paying a fine. We generally charge a penalty fee and interest on late bill payments. However, we do not assess a penalty fee or interest in respect of governmental customers. In 2002, 2003 and 2004 we received, respectively, payment of 94.5%, 90.9% and 94.1% of the amount billed to our retail customers, and 94.6%, 93.8% and 94.4% of the amount billed to those customers other than State entities, within 30 days after the due date. Almost all of the amount not paid within 30 days is owed by State customers. With respect to wholesale sales, in 2004 we received payment of 43.7% of the amount billed within 30 days.

In the São Paulo Metropolitan Region we monitor water meter readings by use of hand-held computers and transmittors. The system allows the meter reader to input the gauge levels on the meters into the computer and automatically print the bill for the customer. The hand-held computer tracks water consumption usage at each metered location and prepares bills based on actual meter readings. We outsourced this billing system to third-party contractors that employ and train their own meter readers whose training we supervise. We have water meter reading and printing by hand-held computers in some municipalities that we serve in the Regional Systems and intend to expand this system in other municipalities we serve.

Research and Development

Our policy is to invest continually in the modernization of equipment and in the technology needed to identify, evaluate and improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability. Our research and development function is divided into committees according to strategy and complexity. We have historically spent up to R$3.0 million per year on research and development. We have also partnered with several research institutions.

Electricity Consumption

The use of electricity is material to our operations, and as a result we are one of the largest users of electricity in the state of São Paulo. We obtain electricity primarily from Companhia Energética São Paulo (CESP) pursuant to a long term contract expiring in 2012. To date, we have not experienced any major disruptions in electricity supply. Any significant disruption of electricity to us could have a material adverse effect on our business, financial condition, results of operations or prospects.

Electricity prices have a significant impact on our results of operations. An average increase of 17.5% in 2004 negatively impacted our results of operations. See “Item 5. Operating and Financial Review and Prospects—Results of Operations” above.

Capital Expenditure Program

Currently, our capital expenditure program is designed to improve and expand our water and sewage system and to increase and protect our water sources in order to meet the growing demand for water and sewage services in the state of São Paulo. Our capital expenditure program has four specific targets in the municipalities we serve:

•	to continue to meet the maximum demand for treated water;

•	to expand the percentage of households connected to our sewer system;

•	to increase the treatment of sewage collected; and

•	to increase operating efficiency and reduce water losses.

From 1998 through 2004, our capital expenditure program included capital expenditures totaling R$4.8 billion in the aggregate, primarily to build up our infrastructure and for our program to reduce water losses. We have budgeted capital expenditures totaling approximately R$4.2 billion in the aggregate during the period between 2005 and 2009. We spent approximately R$600.9 million in 2004.

The following table sets forth our planned capital expenditures for water and sewage for the years indicated.

	Capital Expenditures
	2005		2006		2007		2008		2009		2005-2009
	(in millions of reais)
Water	R$	249.4	R$	290.0	R$	329.0	R$	359.0	R$	366.0	R$	1,593.4
Sewage		389.7		388.0		361.0		360.0		360.0		1,858.7
Others		119.0		202.0		150.0		121.0		114.0		706.0
Total	R$	758.1	R$	880.0	R$	840.0	R$	840.0	R$	840.0	R$	4,158.1

Our capital expenditure program from 2005 through 2009 will continue to focus on achieving our targets by making regular investments in and expanding our infrastructure as well as making investments in our program for the reduction of water losses throughout the 368 municipalities which we serve. The following is a brief description of three of the principal projects in our capital expenditure program.

Metropolitan Water Project

Demand for our water services has grown steadily over the years in the São Paulo Metropolitan Region and has exceeded at times the capacities of our water systems there. As a result, prior to September 1998, certain of our customers in this region received water only on certain days of the week. We refer to this as “rotation.” In order to remedy this situation, we implemented the Metropolitan Water Project to improve regular water supply to the entire São Paulo Metropolitan Region. We have budgeted for capital expenditures of approximately R$661 million from 2005 through 2009.

Tietê Project

The River Tietê crosses the São Paulo Metropolitan Region and receives most of the Region’s run-off and wastewater. The Tietê Project is designed to reduce pollution of the River Tietê by installing sewage collection lines along the banks of the River Tietê and its tributaries. These lines collect raw sewage and deliver it to our sewage treatment facilities. In connection with the first phase of the Tietê Project, in June 1998, we completed construction of three additional sewage treatment plants and invested a total of U.S.$900.0 million, of which U.S.$450.0 million was financed by the Inter-American Development Bank and U.S.$450.0 million was funded by us.

We made capital expenditures with respect to the first phase of the Tietê Project of U.S.$900.0 million. As of December 31, 2004, we owed U.S.$328.2 million to the Inter-American Development Bank for the financing it provided. We now provide secondary treatment to approximately 60% of the sewage collected in the São Paulo Metropolitan Region. The five principal sewage treatment plants in the São Paulo Metropolitan Region have an aggregate installed capacity of 18 cubic meters of sewage per second and currently treat an aggregate of 10.9 cubic meters of sewage per second. Currently, raw sewage is delivered to our secondary treatment facilities along the River Tietê and the River Tamanduatei before treated sewage is discharged into those rivers. We plan to build additional collection lines to direct more raw sewage to our treatment facilities.

We are currently in the second phase of the Tietê Project, for which we have budgeted for additional capital expenditures of approximately U.S.$400.0 million from 2000 through 2007, U.S.$200.0 million of which will be financed by the Inter-American Development Bank. We have also entered into a loan agreement and an on-lending agreement with BNDES for R$60.0 million and R$180.0 million, respectively, to finance this second phase. Through December 31, 2004, we have spent U.S.$186.2 million on this phase of the Tietê Project.

As part of the second phase of the Tietê Project we implemented the geographic information system named SIGNOS. SIGNOS is a management information system which automates and integrates various business processes, including project management, maintenance, operations and customer service and maps out our entire municipal infrastructure in the São Paulo Metropolitan Region. In addition, this phase included the undertaking of a project aimed at evaluating and potentially revising our current tariff structure in order to cover the systems operation and maintenance costs and appropriately remunerate current and future investments. This project is also financed by our loan with the Inter-American Development Bank.

Regional Systems Investment Programs

We currently have a number of projects in progress and planned for the Regional Systems, including projects relating to abstraction of water and collection and treatment of sewage. We spent R$321.8 million, R$195.0 million and R$212.0 million on such projects in 2002, 2003 and 2004, respectively, and we have budgeted for additional capital expenditures of approximately R$1.2 billion in the period from 2005 to 2009.

Environmental Recovery Program for the Baixanda Santista Metropolitan Region

On August 6, 2004, we entered into a credit agreement with the Japan Bank for International Cooperation for the financing of the Environmental Recovery Program for the Baixada Santista Metropolitan Region, which was guaranteed by the Republic of Brazil, for a total amount of R$588.0 million. The total investment to be made with respect to this project is R$1,081 million and the balance will be our responsibility. No disbursement has been made yet on this loan. The main goals of this program are to improve and expand the water and sewerage systems in the municipalities making up the Baixanda Santista Metropolitan Region.

Competition

In general, we do not face any competition in the municipalities in which we provide water and sewage services, and we believe that in those municipalities we have an exclusive right to provide such services. We do not serve, either directly or on a wholesale basis, 272 municipalities in the state of São Paulo that operate their own water and sewage systems and that collectively have a population of approximately 12.0 million, or approximately 30% of the population of the state of São Paulo. In addition, private water companies provide several municipalities with water and sewage services pursuant to concessions from such municipalities.

We face a limited level of competition with respect to the supply of water to industrial customers. Several large industrial customers located in municipalities served by us use their own wells to supply themselves with water. This use of private wells has been increasing in recent years. We have established new tariff schedules commercial and industrial customers in order to help retain such customers. We do not experience any competition with respect to the sewage collection services we provide to industrial customers.

Government Regulation

In Brazil, water and sewage services, although not specifically regulated, are subject to extensive Brazilian federal, state and, in certain respects, local laws and regulations governing, among other things:

•	the granting of concessions to provide water and sewage services;

•	public bidding requirements for appointment of water and sewage service provider;

•	water usage;

•	water quality and environmental protection;

•	tariffs for water and sewage services; and

•	governmental restrictions on the incurrence of indebtedness (which are applicable to state-controlled companies).

General

Pursuant to Article 23 of the Brazilian Constitution, water and sewage services are the common responsibility of the Brazilian government, the states and the municipalities.

Article 216 of the State Constitution provides that, by law, the State must provide the conditions for efficient management and adequate expansion of water and sewage services rendered by its agencies and State-controlled companies or any other concessionaire under its control. State law authorized our formation to plan, provide and operate water and sewage services in the State and also acknowledged the autonomy of the municipalities.

Pursuant to Article 175 of the Brazilian Constitution, the furnishing of public services, such as water and sewage services, is the responsibility of the applicable public authority. However, any such public authority has the right to furnish these services directly or through a concession granted to a third party.

Pending Legislation

On May 23, 2005, a new proposed law (“Proposed Law No. 5,296”) was submitted to the Brazilian House of Representatives. The proposed law does not define whether the entity responsible for sanitation services will be the state or the municipality, but divides sanitation services into two categories: “local interest” sanitation services and “integrated’ sanitation services. Services in connection with the distribution of water and sewage collection will be attributed to the local interest, and thus the municipality will always be the entity responsible for those services. Other services, such as water treatment, may also considered to be of local interest, if they are rendered to a single municipality, otherwise they will be considered to be of integrated interest. A state, however, might also be responsible for those services if it enacts a State Complementary Law which establishes metropolitan areas, urban agglomerations and micro-regions and includes those services in the category of common interest sanitation services to be planned, regulated, and controlled by that state.

According to Proposed Law No. 5,296, any entity responsible for sanitation services will be required to abide by guidelines relating to planning, regulating, and controlling those services. If the entity responsible does not follow those guidelines, it will not be eligible for voluntary funds from the Federal Government. The provision of sanitary services, either in the local interest or the integrated interest, may be made by the responsible entity itself, by state companies created to provide that service, or indirectly by concession or an agreement between the responsible entity and any other state or private company. In any case, the entity responsible for the provision of the services will not be able to plan, regulate or fix tariffs.

Proposed Law No. 5,296 is being analyzed by the House of Representatives and has recently been attached to other proposed federal laws, in connection with the regulation of sanitation services.

Additionally, Proposed Law No. 155/2005 has also recently been submitted to the Brazilian Federal Congress. This proposed law, which has been under consideration by the Brazilian Senate since May 11, 2005, does not define whether the entity responsible for the sanitation services will be the state or the municipality, but it also divides sanitation services into two categories: “local interest” sanitation services and “common interest” sanitation services. According to the proposed law, the holder of the sanitation services will define the entity responsible for the regulation of those services, and will establish, among other things investment plans and tariff policies. This proposed law also provides that the provision of sanitation services may be interrupted if the user of those services does not make timely payments.

Proposed Law No 4,147, however, which had been under consideration by the Brazilian Federal Congress since February 21, 2001, has recently been dismissed and is no longer under review by the Brazilian Federal Congress.

The legislature of the State is also considering adopting a law which would establish a State regulatory agency responsible for regulating and controlling public sanitation services in the state of São Paulo. This proposed agency would be part of the Energy, Water Resources and Sanitation Secretariat of the State.

The legislature of the State is also debating new legislation that would establish procedures for the collection of fees related to the use of water from resources under the state of São Paulo.

We cannot assure you when or if any of the legislation described above will be adopted, the final form of these laws if they are approved, or how this legislation would affect our business.

Concessions

Concessions for water and sewage services are evidenced by contracts between the state or municipal government, as the case may be, and a concession under which the concessionaire is granted the right to supply these services in a particular municipality or region. Our concessions usually have a contractual term of not longer than 30 years, although a number of our concessions are of unlimited duration. However, our concessions generally may be terminated at any time if certain quality and safety standards are not met or if there is a default under the concession contract. A majority of our concessions are automatically renewable, though we often renegotiate terms and conditions unless notice of rescission is received by the non-rescinding party at least six months prior to the expiration date of the concession. A municipality that elects to take control of its water and sewage services must either provide such services itself, auction the concession to potential concessionaires through a competitive public bidding process, or enter into agreements with a public entity directly. Although the State Constitution provides that the relevant municipality would have to pay us the non-amortized book value of our assets relating to that concession and assume any related indebtedness, exclusive of any amounts paid to us by the relevant municipality upon any termination or non-renewal of a concession, such a termination payment may not be paid and any termination could adversely affect our cash flows, results of operations and financial condition. In addition, municipalities hold elections for the office of Mayor every four years. If certain municipalities choose not to renew their concessions, it could adversely affect our cash flows, results of operations and financial condition.

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

Concessions Laws

The Federal Concessions Law and the State Concessions Law require that a concession granted by a public entity be based on a public bidding process. The Federal Public Bidding Law provides, however, that the public bidding process can be waived in certain circumstances, including in the case of services to be rendered by a public entity created for such specific purposes prior to the enactment of that law, provided that the prices for such services are compatible with those prevailing in the market. In addition, a provision of the Brazilian Constitution provides for waivers of the public bidding requirement in similar situations. Based on this provision, we were granted concessions by municipalities after enactment of the Brazilian Constitution without a public bidding process, although under current law we may be required to bid to acquire new concessions. We did not have any of our concessions cancelled or revoked following promulgation of the Federal Concessions Law. The requirements of the Federal and State Concessions Laws will, however, govern the grant of new concessions to us in the future. In February 1998, the Attorney General of the State, in response to a request we made, delivered an opinion that any municipality in the state of São Paulo may grant to us a concession to operate the municipality’s water and sewage services without having to resort to a public bidding process. In April 1998, a State court issued a judgment substantially to the same effect. There can be no assurance that the Brazilian courts will continue to interpret the concessions laws to allow municipalities to grant concessions without a public bidding process.

The legislature of the City of São Paulo approved Law No. 13,670 of November 25, 2003, which regulates article 148 and the sole paragraph of article 149 of the Organic Law of the Municipality of the City of São Paulo, concerning water supply and sewage public services, establishes the Municipal Regulation System of Water Supply and Sewage Public Services, creates the Regulatory Authority for Water and Sewage Services of São Paulo, addresses its organization and operation and establishes the Municipal Sanitation Plan. Pursuant to this Law, the Mayor of the City of São Paulo has authority to grant and monitor formal concessions for water and sewage services in the Municipality of the City of São Paulo. Following the enactment of Law No. 13,670, the Governor of the State has filed a legal action alleging that the Law is unconstitutional, as a result of which, the enforcement of Law No. 13,670 had been suspended. On April 20, 2005, the court ruled in favor of the governor of the State, by a majority of votes; the court’s judgement had not yet been drawn up as of the date of this annual report. The provisions of the State Concessions Law parallel the provisions of the Federal Concessions Law.

Public Consortiums Law

On April 6, 2005, the Brazilian Federal Government enacted Law No.º 11.107, which regulates article 241 of the Brazilian Constitution. This new regulation provides general principles to be observed when public consortiums enter into contracts with the Brazilian political divisions and subdivisions (the Federal Government, States, the Federal District and Municipalities) aiming at the joint management of public services of common interests. Considering the nature of the services rendered by us, it is possible that, in the future, the Company may have interest and/or opportunity to contract in a manner provided for in this newly enacted law in order to regulate the relationship with some municipalities to which it renders basic sanitation services.

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

The provisions of the State Public Bidding Law parallel the provisions of the Federal Public Bidding Law.

The federal and State bidding laws will apply to us in the event that we seek to secure new concessions. Moreover, these bidding laws currently apply to us with respect to obtaining goods and services from third parties for, among other things, our business operations or in connection with our capital expenditure program, in each case subject to certain exceptions.

Water Usage

In July 2000, the National Water Agency, a federal agency under the Ministry of the Environment, was established in order to develop the National System for Water Resources Management. Under proposed legislation, the National Water Agency would be responsible for the coordination of the regulatory aspects involved in the rendering of water and sewage services. See “—Pending Legislation” above.

According to existing law, federal and state agencies are authorized to collect fees from other governmental agencies under their jurisdictions. In most cases, the fees have yet to be established by implementing regulations. However, for one specific water basin (the Rio Paraíba do Sul water basin), water usage legislation was enacted requiring us to pay the Federal Government or an agency in respect of the use of water, and we started making payments in this respect on March 2003.

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

In order to implement these principles, authorizations granting a right of use are required from the relevant public authority for water usage (whether for collection, release of effluents or other otherwise), modification of the regime and modification of the quality or the quantity of the existing water. In the case of rivers under the Federal Government’s domain (rivers crossing more than one state), the National Water Agency (Agência Nacional de Águas—ANA) is the public authority which grants the authorization. With respect to the rivers under a state’s domain, the applicable state authority has jurisdiction to grant the right of use. In the state of São Paulo, the Department of Water and Energy of the State (Departamento de Águas e Energia Elétrica do Estado de São Paulo) is the public authority responsible for granting such authorizations. According to a report prepared in May 2001, the granting of rights for our water usage should be regulated in 391 of our projects.

Under state law, implementation of any project that involves the use of surface or underground water requires prior authorization or licensing from the competent government authority.

The Department of Water and Energy (Departamento de Águas e Energia Elétrica) of the State has as its objectives establishing (1) a policy for the use of water resources with a view to developing the water business of the State, and (2) plans, studies and projects related to the integral use of water resources, directly or by means of agreements with third parties. The Department of Water and Energy has established the standards which regulate abstraction of water from water resources in the state of São Paulo.

State law provides the basis for the fees charged by governmental water agencies in the state of São Paulo for the abstraction of water from the state of São Paulo’s water resources controlled by such agencies. Although governmental water agencies in the state of São Paulo currently do not charge fees for any of the water which we abstract, there can be no assurance that such fees will not be charged in the future.

Water Quality

An ordinance issued by the Ministry of Health (Ministério da Saúde) of the Brazilian government sets forth the standards of potability of all water for human consumption in Brazil. This ordinance is modeled on the U.S. Safe Drinking Water Act and regulations promulgated by the U.S. Environmental Protection Agency thereunder. The Secretariat of Health (Secretaria de Estado da Saúde) of the State has also set minimum standards for the potability of water for human consumption which are more restrictive than the national rules.

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

Environmental Sanitation Technology Company, or CETESB (Companhia de Tecnologia de Saneamento Ambiental), a State-controlled company controlled by the Secretariat of the Environment of the State, is authorized under State law to monitor discharges of pollutants into public waters and to enforce the requirements of State law. CETESB has the power to grant consents to entities which are discharging pollutants into receiving waters. Although we have not received formal authorization from CETESB to discharge untreated sewage into waters, we continue to discharge such sewage. Our capital expenditure program includes the Tietê Project, which is designed to reduce the discharge of untreated sewage into the River Tietê, a major river in the São Paulo Metropolitan Region. CETESB participates in the development of this project. There can be no assurance that we will not be required in the future to obtain specific consents or authorizations for discharges of untreated sewage.

The disposal of sludge must also meet the requirements of State law. CETESB also regulates the discharge of effluents into bodies of water under State law and must approve all of our treatment facilities.

State law also provides the basis for fees to be charged for discharging effluents into the state of São Paulo’s water resources. Although neither the State nor its agencies currently assesses fees for such discharges, we cannot assure you that such fees will not be charged in the future.

Some municipalities of the state of São Paulo have enacted municipal laws requiring us to charge a fixed fee, and not a tariff, for sewage services being provided. To date, we have not acknowledged the enforcement of any such laws.

Tariff Regulation of São Paulo

The tariffs we set for our services are to some extent subject to Federal and State regulation.

On December 16, 1996, the Governor of the State issued a decree which approved the existing tariff system and allowed us to continue to set our own tariffs. We have set our tariffs based on the general objectives of maintaining our financial condition and preserving “social equity” in terms of the provision of water and sewage services to the population while providing a return on investment. The Governor’s decree also directs us to apply the following criteria in determining our tariffs:

•	category of use;

•	capacity of the water meter;

•	characteristics of consumption;

•	volume consumed;

•	fixed and floating costs;

•	seasonal variations; and

•	social and economic conditions of residential customers.

In determining tariffs, we may also consider the costs associated with the exploitation of water resources, depreciation, provision for bad debts, amortization of expenses and adequate remuneration for investments. We usually submit new tariffs to the Governor of the State for approval, although we are not required by law to do so. We implemented a new readjustment formula designed to better reflect costs in August 2003. See “Item 4. Information on the Company—Tariffs.”

We maintain three different tariff schedules, depending upon whether a customer is located in the São Paulo Metropolitan Region or the interior or coastal regions comprising our Regional Systems. There are four levels of volume consumed for each category of customer. Customers are billed on a monthly basis. We are also authorized to enter into individual contracts with certain customers, such as municipalities, to sell water or sewage services on a wholesale basis.

Tariffs must be published in the Official Gazette of the state of São Paulo (Diário Oficial do Estado de São Paulo).

We may be subject to a Federal law which, in the case of water and sewage services provided pursuant to certain concessions, effectively prohibits tariffs that would produce a return on assets in excess of 12% per annum. Return on assets is calculated using operating income (before financial and certain other expenses) measured against operational assets (property, plant and equipment and certain other assets), based upon our financial statements prepared in accordance with the Brazilian Corporate Law Method. We could be subject to the above return on assets limitation in adjusting tariffs because substantially all of our concessions were granted during the period in which these rate regulations were in effect. We are not, however, subject to such limitations in setting tariffs under our newer concessions or for the City of São Paulo and other municipalities in which we operate without formal concessions. The above return on assets limitation does not apply to renewals of existing concessions.

Governmental Restrictions on Incurrence of Debt

On June 30, 1998 the Central Bank issued a resolution amending certain conditions that must be observed with respect to the external credit operations (i.e., foreign currency borrowings) of states, the Federal District of Brasilia, municipalities and their respective autarquias (agencies), foundations and non-financial companies, including us. This resolution provides, among other things, that, with certain exceptions applicable to the importation of goods and services,

•	the proceeds of external credit operations must be used to refinance outstanding financial obligations of the issuer, with preference given to those obligations that have a higher cost and a shorter term and until used for such purposes, the proceeds shall remain deposited, as directed by the Central Bank, in a pledged account; and

•	the total amount of the contractual obligation be subject to monthly deposits in a pledged account, equal to the total debt service obligation, including principal and interest, divided by the number of months that the obligation is to be outstanding.

The Central Bank resolution further provides that the requirements described above do not apply to financing transactions involving multilateral or official organizations such as the World Bank, the InterAmerican Development Bank or the Japan Bank for International Cooperation. The Central Bank circular implementing this resolution provides, among other things, that the account referred to in the first bullet point above must be an account opened in a federal financial institution, which is to hold such funds until released for the purpose of refinancing outstanding obligations of the issuer. The circular further provides that the account described in the second bullet point above must be an escrow account to be opened in a federal financial institution and to secure the payment of principal and interest on the external debt.

Our external credit transactions are also subject to the approval of the National Treasury Secretariat and the Central Bank, which, after reviewing the financial terms and conditions of the transaction, will issue an approval for the closing of the foreign exchange transaction relating to the entry of the funds into Brazil and, following such entry and at our request, an electronic certificate of registration through which all scheduled payments of principal, interest and expenses will be remitted by us. The electronic certificate of registration grants the borrower access to the market for foreign exchange.

Finally, our external credit transactions are also subject to the prior approval of the Secretariat of Finance of the State.

Lending Limits of Brazilian Financial Institutions

The National Monetary Council resolutions limit the amount that Brazilian financial institutions may lend to public sector companies, such as us. Financing of projects which are put up for international bid are excluded from these limits.

Conselho Estadual de Saneamento—Conesan

State law regulates the provision of sanitation services and establishes rules for the planning of sanitation-related public works in the state of São Paulo. The State plan for public sanitation services must integrate institutional, technological, financial and administrative resources to ensure that a healthy environment is created for inhabitants of the state of São Paulo. The State plan must also assist in developing and organizing the sanitation sector in the state of São Paulo.

Pursuant to State law, the State’s sanitation policy is implemented by the State Sanitation System (Sistema Estadual de Saneamento). The State Sanitation Fund (Fundo Estadual de Saneamento) collects funds and manages resources to fund the programs approved in the sanitation plan.

The State Sanitation Council (Conselho Estadual de Saneamento) must approve proposals related to the sanitation plan and prepare an annual report regarding environmental health issues confronting the State. The State Sanitation Council establishes protocols for the development of investment programs approved by the State Sanitation System and resolves disputes related to the State Sanitation System’s implementation of the sanitation plan.

Property, Plant and Equipment

Our principal properties consist of reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water mains, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections. As of December 31, 2004, we owned 195 water treatment facilities and 58,073 kilometers of water pipes and mains, 431 sewage treatment facilities and 36,435 kilometers of sewer lines, as well as 15 water quality laboratories.

We own our headquarters building and all other major administrative buildings. We have pledged some of our properties as collateral to the Federal Government in connection with a long-term financing transaction we have entered into with the World Bank that the Federal Government has guaranteed.

As of December 31, 2004 the total net book value of our property, plant and equipment was R$14,040.9 million.

All of our material properties are located in the state of São Paulo.

Environmental Matters

Our water and sewage operations are subject to stringent Brazilian federal, state and local laws and regulations relating to the protection of the environment as described under “Government Regulation” below.

In the state of São Paulo, the Environmental Sanitation Technology Company (Companhia de Tecnologia de Saneamento Ambiental—CETESB) is responsible for pollution control pursuant to State Law No. 997 of May 31, 1976. In particular, the construction and operation of water and sewage treatment facilities, as well as the release of effluents and final disposal of the sludge generated as a result of the water and sewage treatment process, must comply with environmental standards established by State environmental laws, such as State Decree No. 8,468 of September 8, 1976, as amended.

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

Our procedure for constructing and operating water and sewage facilities involves the mandatory compliance with environmental legal requirements. Firstly, for those projects which have a significant environmental impact, studies are prepared by outside experts who make recommendations on measures designed to minimize the environmental consequences of a project. The environmental impact report is then submitted to governmental authorities for analysis and approval. Once the environmental impact assessment is approved, the project goes through a three-stage licensing process, which includes licenses:

•	Previous license—to define the exact location and scope of work;

•	Installation license—to begin construction; and

•	Operation license—to operate the facility.

In order to obtain the environmental licensing of those undertakings that have a significant environmental impact, environmental agencies may impose on us an obligation to establish a nature conservation area. In order to fulfill such obligation, we are required by environmental regulations to spend not less than 0.5% of the total cost of the relevant undertaking for that purpose. We also have a policy of implementing programs to encourage water conservation in order to minimize the environmental impact of our ongoing operations.

In order to improve our compliance with environmental regulations, since 1995, we have maintained a division responsible for developing environmental impact studies and programs. It is also our policy to implement water conservation programs in order to minimize the impact of our operations on our water supply. We believe that we are in material compliance with all relevant environmental laws and regulations.

Although our environmental compliance costs have not been substantial to date, we believe these costs will increase as water and sewage treatment capacity increases. The amount and timing of future expenditures required to comply therewith could substantially increase from current levels.

Insurance

We maintain insurance covering, among other things, fire or other damage to our property, office buildings and third-party liability. We currently obtain our insurance policies through public bids involving major Brazilian and international insurance companies in Brazil. As of December 31, 2004, we had paid a total aggregate amount of R$6.8 million in premiums, covering approximately R$984.8 million. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption. In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers. We believe that we maintain insurance at levels customary in Brazil for the type of business in which we are engaged.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our audited financial statements included in this annual report. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors.”

The financial statements in this annual report have been prepared in accordance with the Brazilian Corporate Law Method, which differs in certain significant respects from U.S. GAAP. We have included a discussion below of the material differences between the Brazilian Corporate Law Method and U.S. GAAP related to each critical accounting policy in our audited financial statements. For additional information regarding other differences between the Brazilian Corporate Law Method and U.S. GAAP, please see note 23 to our financial statements.

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Overview

We operate water and sewage systems in the state of São Paulo, including in the City of São Paulo, Brazil’s largest city, and in more than one-half of the other municipalities in the state of São Paulo. We also make wholesale sales of water to six additional municipalities in which we do not operate water systems.

The São Paulo Metropolitan Region, which includes the City of São Paulo, is our most important service territory. With a population of approximately 19.0 million, the São Paulo Metropolitan Region accounted for approximately 75.8%, 75.9% and 74.5% of our gross revenue from sales and services in 2002, 2003 and 2004, respectively. Approximately 73.4% of the property, plant and equipment reflected on our balance sheet as of December 31, 2004 is located in this region. In an effort to respond to demand in the São Paulo Metropolitan Region and because the region represents the principal opportunity to increase our net revenue from sales and services, we have dedicated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region. Our capital expenditure program is our most significant liquidity and capital resource requirement.

Factors Affecting Our Results of Operations

Our results of operations and financial condition are generally affected by our ability to raise tariffs, general economic conditions in Brazil and, in recent periods, meteorological conditions. In 2004, results of operations and financial condition were also significantly affected by an increase in bad debt expenses net of recoveries, increases in electricity costs, and increases in payments for outside services.

Effects of Tariff Increases

Our results of operations and financial condition are highly dependent upon our ability to set and collect adequate tariffs for our water and sewage services. Although we generally have broad power to establish tariffs within our service territories, this power is, in practice, subject to limits due to, among other factors, the following:

•	political considerations arising from our status as a State-controlled company;

•	anti-inflation measures promulgated by the Federal Government from time to time; and

•	federal laws that in some circumstances limit to 12.0% per year the return on the assets of some of our concessions.

Tariffs have often failed to keep up with inflation during periods of high inflation in the past. During the past few years, we generally have been able to raise tariffs in line with increases in cost of sales and services and operating expenses and to support our liquidity and capital resource requirements. In 2000, we did not raise tariffs due to the State policy for that year of not increasing tariffs for many public services. In June 2001, however, we increased our average tariff by approximately 13.1%, which was broadly in line with prevailing inflation rates in Brazil since mid-1999 as measured by the consumer price index, and in August 2002, we increased our tariffs by approximately 8.2%. In August 2003, we increased our tariffs for water and sewage services by approximately 18.9%, and in August 2004 we raised our tariffs for water and sewage services by approximately 6.8%. Since August 2003, our tariffs have been determined using a transparent formula which accounts for inflation, covers our operating costs and other expenses and provides for a return on investment. We are currently evaluating and considering a potential revision to our tariff structure in order to improve our return on investment. Tariffs have historically been adjusted once a year and for periods of at least 12 months. The following table sets forth, for the periods indicated, the percentage increase of our tariffs, as compared to three inflation indices:

	Year ended December 31,
	2002	2003(1)	2004
Increase in Average Tariff(2)	8.2%	18.9%	6.8%
Inflation – Índice de Preços ao Consumidor – IPC – FIPE (Consumer Price Index)	9.9%	8.2%	6.6%
Inflation – Índice de Preços ao Consumidor Ampliado – IPCA (Extended Consumer Price)	12.5%	9.3%	7.6%
Inflation – Índice Geral de Preços do Mercado IGP-M (General Price Index-Market)	25.3%	8.7%	12.4%

(1)	Tariff increase effective August 29, 2003 for all categories except residential social (residences of low income families that live in sub-standard conditions, residences of persons unemployed for up to 12 months and collective living residences) and favela (shantytown).
(2)	Tariff increases, if any, for each period took effect in July 2002, August 2003 and August 2004.

Sources: Central Bank, Fundação Getúlio Vargas and Fundação Instituto de Pesquisas Econômicas.

Effects of Brazilian Economic Conditions

As a company with all of its operations in Brazil, our results of operations and financial condition are affected by general economic conditions in Brazil, particularly by currency exchange rate movements, inflation rates and interest rate levels. For example, the general performance of the Brazilian economy affects demand for water and sewer services, and inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates.

General Economic Conditions. In 2002, several negative economic factors adversely affected consumer confidence levels in Brazil. Prior to and subsequent to the presidential elections in November 2002, there was substantial uncertainty relating to Brazil’s own political and economic future. Other negative economic factors in 2002 included the continued economic and political uncertainties in Argentina and in Venezuela, concerns over the impact of the conflict in the Persian Gulf and its effects on the price of oil products and the global economic slowdown. The sharp devaluation of the real in the second half of 2002 heightened concerns over a possible return to high inflation. The monetary authorities under both the former and new presidential administrations acted quickly to increase interest rates through the end of the year, which severely restricted credit available in the economy and consequently affected growth. In 2002, real gross domestic product in Brazil grew 1.9% and inflation was 25.3%, as measured by the IGP-M. The real depreciated by 34.3% against the U.S. dollar during 2002. Interest rates increased, as the Central Bank increased the base interest rate repeatedly, from 19.0% early in 2002 to 25.0% at year-end.

In 2003, the new administration largely continued the macroeconomic policies of the previous administration. The real appreciated by 22.3% against the U.S. dollar in 2003 to R$2.8892 per U.S.$1.00 as of December 31, 2003. Inflation for 2003, as measured by the IGP-M, was 8.7%. However, real gross domestic product decreased by 0.2% during 2003 largely because the very high interest rates that prevailed at the beginning of 2003 also constrained economic growth. The Brazilian economy showed signs of improvement in the third and fourth quarters of 2003 that continued through 2004. During 2004 real gross domestic product grew by 5.2%, inflation was 12.4% as measured by the IGP-M and the real appreciated 8.8% against the U.S. dollar as the real/U.S. dollar exchange rate decreased to 2.6544 reais as of December 31, 2004.

Interest Rates. Interest rate levels in Brazil are closely linked to exchange rate movements and inflation rates. High domestic interest rates result in increases in our financial expenses and also negatively affect our ability to obtain financing, on a cost-effective basis, in domestic capital and lending markets. As a result, we may continue to require substantial amounts of foreign currency-denominated debt in order to satisfy our liquidity and capital resource requirements, which increases our exposure to exchange rate movements as discussed below.

The Central Bank increased the base interest rate to 26.5% on February 19, 2003 and decreased it to 16.0% on April 14, 2004. The Central Bank increased the base interest rate to 17.75% on December 15, 2004. During the first four months of 2005, the Central Bank continued to raise the base interest rate, which reached 19.5% on April 20, 2005.

We have not utilized any derivative financial instruments, or any hedging instruments to mitigate interest rate fluctuations. We do, however, continually monitor market interest rates in order to evaluate the possible need to refinance our debt

Inflation. Inflation affects our financial performance by increasing our costs of services rendered and operating expenses. In addition, all of our real-denominated debt is indexed to take into account the effects of inflation. Most of our real-denominated debt provides for inflation-based increases in the respective principal amounts of that debt, which increases are determined by reference to the daily government interest rate (Taxa Referencial-TR) plus an agreed margin. We cannot assure you that we will be able, in future periods, to increase tariffs to offset, in full or in part, the effects of inflation.

The following table shows Brazilian inflation for the periods indicated:

	Year ended December 31,
	2002	2003	2004
Inflation – Consumer Price Index (IPC-FIPE)	9.9%	8.2%	6.6%
Inflation – General Price Index - Market (IGP-M)	25.3%	8.7%	12.4%

Source: Fundação Getúlio Vargas.

Currency Exchange Rates. We had total foreign currency-denominated indebtedness of R$2,680.9 million as of December 31, 2004. In the event of further significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency-denominated obligations would increase as measured in reais, particularly as our tariff and other revenue are based solely in reais. In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. For example, the 34.3% devaluation of the real in 2002 increased our financial expenses and negatively affected our overall results of operations for that year. In contrast, in 2003, the real appreciated 22.3% against the U.S. dollar, which resulted in a foreign exchange gain of R$540.6 million. The 8.8% of the real against the U.S. dollar in 2004 led to a foreign exchange gain of R$179.7 million.

The following table shows the devaluation (appreciation) of the real against the U.S. dollar, the period-end exchange rates and average exchange rates for the periods indicated:

	Year ended December 31,
	2002		2003		2004
Devaluation (appreciation) of the real versus U.S. dollar		34.3%		(22.3)%		(8.8)%
Period-end exchange rate – U.S.$1.00	R$	3.5333	R$	2.8892	R$	2.6544
Average exchange rate – U.S.$1.00(1)	R$	2.9214	R$	3.0786	R$	2.9259

(1)	Represents the average for period indicated.

Source: The Central Bank.

At times, we enter into forward exchange transactions and financial funding transactions in reais to mitigate foreign currency exposure.

Effects of Drought

Much of Brazil experienced a prolonged and severe drought during 2000 and 2001, although historically droughts have not impacted all of our water supply systems equally. During this period, the São Paulo Metropolitan Region, in particular, faced its worst drought in 65 years. As a result, from mid-June to mid-September in 2000, we rationed water in the south of the São Paulo Metropolitan Region, affecting approximately 3.5 million people, or approximately 20% of the total population of this region. Under this rationing, water was made available to our customers for only two out of every three days. During this period of rationing, we also reduced our total water production by approximately 8%. From April 2001 through January 2002, we rationed water in the west of the São Paulo Metropolitan Region, affecting approximately 300,000 people. Under this rationing, water was made available to these 300,000 customers for only 40 out of every 78 hours. Throughout 2003 rain levels were below average resulting in a weak replenishment of our reservoirs, particularly in the Cantareira System, the largest water supply system in the São Paulo Metropolitan Region. From October to December 2003, we rationed water on the western part of the São Paulo Metropolitan Region, served by the Alto Cotia System, affecting approximately 450,000 people, or approximately 2% of the region’s population. Under this rationing, water was available to those people for three days, followed by two days of rationing. During this period our total water production volume was reduced by 0.8%. As a result of the drought, our revenue declined as our volume of water billed decreased, and our costs increased because of required expenditures to protect and develop water sources and to preserve water quality. The impact that droughts have may vary across our different systems, which may allow us to mitigate the effects of any particular drought. The effects of the drought continued to impact our systems through 2004. In order to minimize the effects of this drought we implemented a water usage reduction bonus program. Due to this program and the return to normal rainfall levels that occurred throughout 2004 and early 2005, the conditions of our reservoirs have improved.

Effects of the Water Usage Reduction Bonus Program

In order to encourage customers to use less water in drought conditions, in 2004 we instituted a “bonus” system, rewarding customers who reduced their water consumption by specified amounts. The “bonus” was shown on each customer’s bill as a discount, and was calculated based on the customer’s water usage each month, and applied to decrease the amount payable by that customer.

This water usage reduction program took effect on March 15, 2004 and ended on September 15, 2004, and had the following effects:

•	customers reduced their overall water usage, leading to lower revenues from lower volumes of water and sewage services;

•	we discounted the amounts payable by customers who successfully lowered their water usage; and

•	many customers, by reducing their water usage, shifted their households into a lower tariff category.

Our results for 2004 reflect the impact of these effects, all of which lowered our revenue from March 15, 2004 to September 15, 2004, thus affecting bills sent out through October. In 2004, the volume of water and sewage invoiced decreased by 1.4%, and our revenue from water and sewage services provided to the São Paulo Metropolitan Region decreased by R$74.1 million, as a result of our water reduction program. This reduction was offset in part by the positive impact of tariff readjustments.

Critical Accounting Policies, Practices and Estimates

Critical accounting policies and practices are those that are both (1) important to the portrayal of our financial condition and results of operations and (2) require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the critical accounting policies and practices discussed below.

Our management discussion and analysis of financial condition and results of operations are based upon our primary financial statements, which have been prepared in accordance with the Brazilian Corporate Law Method which differs in significant respects from U.S. GAAP. We have included a discussion on material differences between the Brazilian Corporate Law Method and U.S. GAAP related to each critical accounting policy in our audited financial statements.

Allowance for Doubtful Accounts

We record allowance for doubtful accounts in an amount that our management considers sufficient to cover probable losses, based on an analysis of customer accounts receivable, taking into consideration the expected recovery in different categories of customers. We record an allowance for doubtful accounts for balances receivable in excess of R$5,000 and overdue for more than 360 days, and for balances receivable in excess of R$30,000 and overdue for more than 360 days as to which we have commenced judicial collection proceedings. Accounts receivable balances under R$5,000 and overdue for more than 180 days are written off as a direct charge to income.

Provisions for the allowance for doubtful accounts are included in selling expenses, net of recoveries. The net charge to this allowance was R$241.6 million in 2004, R$37.6 million in 2003 and R$162.9 million in 2002.

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

In addition, we have substantial assets consisting of amounts owed by the State. These amounts consist primarily of accounts receivable for services, reimbursement for pensions paid and amounts due under our December 2001 and March 2004 agreement with the State. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” We do not reserve against any of these amounts owed by the State due to the following factors:

•	we do not expect to incur losses from these accounts receivable; and

•	we entered into agreements in September 1997, December 2001 and March 2004 under which the State has committed to settle the outstanding amounts due to us described in these agreements by applying dividends declared by us to the remaining balance of the accounts receivable owed by the State or its controlled entities.

As of December 31, 2004, the amounts owed to us by the State for the provision of water and sewage services included R$245.6 million which was considered overdue as of February 29, 2004. This amount does not include R$105.5 million which the State agreed to apply in respect of dividends payable to it as part of its agreement with us. As of December 31, 2004 the State owed us an additional R$48.5 million in accounts receivable related to the provision of water and sewage services rendered from February 2004. With respect to reimbursement for pensions paid on behalf of the State, the State owed us R$576.3 million as of December 31, 2004 (R$320.6 million of which was acknowledged by the State in an agreement with us subject to a further audit which has not yet occurred). We expect amounts owed to us by the State for water and sewage services and reimbursements for pensions paid to increase in the future. We have not established any provisions for any amounts due to us by the State. If the State does not pay the amounts it owes to us, our cash flows, results of operations and financial condition will be impacted.

For U.S. GAAP purposes, the amounts receivable from the State for pensions paid is not recorded as accounts receivable, but rather is included as part of our estimated pension and other post-retirement obligations. Only amounts effectively reimbursed by the State are presented as additional paid-in capital. No additional differences have been identified between accounting policies for accounts receivable and allowance for doubtful accounts under the Brazilian Corporate Law Method and U.S. GAAP.

Indemnities Receivable

Indemnities receivable is a long-term asset representing amounts receivable from the Municipalities of Diadema and Mauá as indemnification for the unilateral withdrawal by those authorities of our water and sewage service concessions in 1995. As of December 31, 2004, this asset amounted to R$148.8 million.

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

With respect to Mauá, a decision has been issued by the lower court requiring Mauá to pay us the amount of R$153.2 million as compensation for the loss of profits. This decision is subject to appeal. For more information, see “Item 8. Financial Information—Legal Proceedings.”

No differences have been identified between accounting policies on compensation for concession termination adopted under the Brazilian Corporate Law Method and U.S. GAAP.

Property, Plant and Equipment

Valuation of Long-Lived Assets. We review long-lived assets, primarily buildings, water and sewage system assets and acquired concession assets to be held and used in our business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Under the Brazilian Corporate Law Method, we evaluate possible impairment by determining whether projected future operating income is sufficient to absorb the depreciation or amortization of long-lived assets, within the context of the balance sheet as a whole.

Studies supporting the write-offs for obsolescence and abandonment of projects are conducted in the accounting period of the write-offs based on undiscounted cash flow projections, and approved by our Board of Directors. We monitor the carrying value of our property, plant and equipment on an on-going basis and adjust the net book value to assure future projected operations will be sufficient to recover the carrying value of the assets. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets. When possible, depreciation rates are adjusted to take account of changes in estimated prospective depreciable lives as assets are replaced.

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

No adjustments have been included in the reconciliation from the Brazilian Corporate Law Method to U.S. GAAP to take account of differences between the measurement criteria, because no impairment provisions were required based on our analysis of cash flows. Losses on the write-off of property, plant and equipment arose primarily from adjustments upon withdrawal of concession assets, construction-in-progress projects which were deemed no longer to be economically feasible and obsolescence write-offs.

Depreciation of Property, Plant and Equipment. Depreciation of our property, plant and equipment, primarily buildings, water and sewage service and other assets acquired, is provided using the straight-line method based on the estimated useful lives of the underlying assets, which generally do not exceed the contractual terms of our concession agreements.

While we believe that our estimates of current remaining estimated lives is reasonable, the use of different assumptions and estimates and changes in future circumstances, could affect the remaining useful lives of our asset, which could have a significant impact on our results of operations in the future.

Loss Contingencies

We are a party to a number of legal proceedings involving significant monetary claims. These legal proceedings include, among others, tax, labor, civil, environmental, condemnation and other proceedings. We accrue for probable losses resulting from these claims and proceedings when we determine that the likelihood that a loss has occurred is probable and the amount of such loss can be reasonably estimated. As such, we are required to make judgments regarding future events for which we often seek the advice of legal counsel. As a result of the significant judgment required in assessing and estimating these loss contingencies, actual losses realized in future periods could differ significantly from our estimates.

No differences have been identified between accounting policies on loss contingencies adopted under the Brazilian Corporate Law Method and U.S. GAAP.

Pension Plans

Plan G1. We sponsor a funded defined-benefit pension and benefits fund (“Plan G1”), which is operated and administered by SABESPREV—Fundação SABESP de Seguridade Social.

Under the Brazilian Corporate Law Method, prior to January 1, 2002, we recorded pension expense on an accrual basis based on our contributions to the Plan. Effective January 1, 2002, in accordance with the issuance of a new accounting standard, we began accounting for our actuarial obligation under Plan G1. As permitted under this standard, we are amortizing the transition liability related to the actuarial value of our obligation at the date of adoption of the new standard over a period of five years, which is recorded in our statements of operations as an extraordinary item, net of the related tax impacts. For 2004, pension costs charged to income totaled R$86.9 million, of which R$35.1 million (net of tax effects totaling R$18.1 million) was presented as “extraordinary item net of income tax and social contribution.” The remaining R$51.8 million was charged to cost of services rendered, general and administrative expenses and selling expenses. Based on independent actuarial reports, as of December 31, 2004, our obligation under Plan G1 was R$328.6 million. See note 12 to our financial statements.

Under U.S. GAAP, we had already adopted the provisions of SFAS No. 87, “Employers’ Accounting for Pensions” prior to 2002, which requires that we recognize an actuarial liability for pension benefits under Plan G1. While the actuarial assumptions used for U.S. GAAP are the same as those used in determining the actuarial liability under the Brazilian Corporate Law Method, pension costs and obligations under U.S. GAAP and the Brazilian Corporate Law Method are not the same, mainly due to differences related to the first year of application, the amortization of the initial transition obligation, amortization periods for other actuarial gains and losses, and actuarial calculation methods, among others. See note 23 to our financial statements.

We are currently evaluating the possible introduction of a defined contribution plan for new employees and providing exiting employees an option to switch to this new plan from Plan G1.

Plan G0. Pursuant to a law enacted by the State, some of its employees who provided service to us prior to May 1974 and retired as employees of ours acquired a legal right to receive supplemental pension payments (which rights are referred to as “Plan G0”). These amounts are paid by us on behalf of the State and are claimed as reimbursement from the State. As such, no pension expense related to Plan G0 is recorded and no future obligations are recorded under the Brazilian Corporate Law Method.

Consistent with the guidance in SEC Staff Accounting Bulletin Topic 5-T (“SAB No. 5-T”), under U.S. GAAP, we recognize the costs and obligations associated with Plan G0 supplemental pension benefits on a “push-down basis,” as we are the recipients of the benefits of the employee service for which the supplemental pension benefits are made. The Plan G0 benefit obligation and expenses are accounted for in accordance with SFAS No. 87. Eventual amounts received as reimbursement from the State, if any, are treated as additional paid-in-capital. As such, Plan G0 is considered unfunded for purposes of U.S. GAAP. See note 23 to our financial statements.

Assumptions. Accounting for these pension benefits under the Brazilian Corporate Law Method and U.S. GAAP, requires an extensive use of assumptions, including those related to the inflation adjusted discount rate, expected return on plan assets, the expected rate of future compensation increases received by our employees, mortality rates, and turnover. We review each assumption annually, with the assistance of our actuarial consultant who provides guidance in establishing the assumptions. The assumptions are selected to represent the weighted average expected experience over time and may differ in any one year from actual experience due to changes in the capital markets and the overall economy, regulatory events, judicial rulings, and higher or lower actual rates of withdrawal, turnover or mortality among our participating employees. While we believe that our assumptions used are appropriate, differences in actual experience or changes in assumptions could affect the amount of pension expense that we recognize.

The present value of our pension obligations was based on a discount rate of 12.32%, 12.32% and 15.56% for 2004, 2003 and 2002, respectively. Our pension obligation and expense increases as the discount rate is reduced.

Our expected return on assets for Plan G1 is determined by evaluating the asset class return expectations with our advisors, as well as actual, long-term historical results of our asset returns. For 2004, we used an expected rate of return on assets assumption of 12.06%, which is expected to remain the same for 2005. The expected return on assets assumption is based on a targeted allocation of investments in accordance with the investment strategies of the plans. We believe that this targeted allocation will, on average, approximate actual long-term asset allocation.

Certain Transactions with Controlling Shareholder

Reimbursement Due from the State. Reimbursement due from the State for pensions paid represent supplementary pensions (Plan G0) that we pay, on behalf of the State, to former employees of the State-owned companies which merged to form a company. These amounts are reimbursed to us by the State, as primary obligor. However, these amounts have been outstanding for a long period. We account for these as long-term assets, and we do not reserve against such accounts receivable as we expect to recover these amounts and loss is not considered probable.

Accounts Receivable from the State for Water and Sewage Service Provided. Certain of these accounts receivable have been overdue for a long period. We account for these as long-term assets, and we do not reserve against such accounts receivable as we fully expect to recover these amounts and loss is not considered probable.

Use of Certain Assets Owned by the State. We currently use certain reservoirs in the Alto Tietê System and the Billings and Guarapiranga reservoirs which are owned indirectly by the State. We currently do not pay any fees with respect to the use of these reservoirs. However, we are responsible for maintaining and meeting the operating costs of these reservoirs. If these facilities had not been made available for our use, we would have had to obtain water from more distant sources, which would be more costly. The State does not incur operating costs on our behalf.

The arrangement not to pay any fees to the State for the use of certain reservoirs of the Alto Tietê System is addressed by a number of formal agreements first entered into on March 31, 1992 and on April 24, 1997 and later amended on March 16, 2000 and on November 21, 2001, respectively. As part of the arrangement, we agreed to fund 100.0% of the estimated costs of the 1992 agreement (equal to R$27.8 million) and 75.0% of the 1997 agreement (equal to R$63.4 million) which was already disbursed, and the Government of the State of São Paulo, through the State Department of Water and Energy, agreed to fund approximately 25.0% of the estimated costs of the 1997 agreement (equal to R$21.1 million), to construct ducts, tunnels and other facilities to interconnect the Tietê River with the Biritiba and Jundiaí reservoirs and other bodies of water in exchange for our use of the reservoirs during a 30-year period. The amendments to the 1997 agreement increased our obligations under such agreement by R$5.9 million.

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

The arrangement for use of the Billings and Guarapiranga reservoirs is provided for through a grant issued by the Department of Water and Energy. We have a right to use these reservoirs so long as we remain responsible for maintaining and meeting their operating costs.

Results of Operations

The following table sets forth, for the periods indicated, certain items in our statement of operations, each expressed as a percentage of net revenue from sales and services:

	Year ended December 31,
	2002	2003	2004
Net revenue from sales and services	100	100	100
Cost of sales and services	(48.2)	(50.0)	(51.2)

Gross profit	51.8	50.0	48.8
Selling expenses	(10.2)	(7.2)	(11.4)
Administrative expenses	(6.0)	(6.2)	(7.1)
Financial expenses, net	(60.4)	(8.4)	(11.5)

Income (loss) from operations	(24.8)	28.2	18.8
Non-operating expenses, net	(0.1)	(1.3)	(0.8)

Income (loss) before taxes on income	(24.9)	26.9	18.0
Income tax and social contribution tax	8.5	(5.9)	(5.5)
Extraordinary item, net of income tax and social contribution tax	(0.9)	(0.8)	(0.8)

Net income (loss)	(17.3)	20.2	11.7

2004 Compared to 2003

Net Revenue from Sales and Services

Net revenue from sales and services for 2004 increased by R$266.3 million, or 6.5%, to R$4,397.1 million from R$4,130.8 million for 2003.

Net revenue from sales and services relating to water services for 2004 increased by R$122.8 million, or 5.1%, to R$2,541.0 million from R$2,418.2 million for 2003. This increase was mainly due to the August 2003 tariff increase of 18.9% (and, to a lesser extent, the August 2004 tariff increase of 6.8%) and the increase in revenue due to our shift from wholesale to direct distribution and improvements in billing and collection for water services in São Bernardo do Campo. This increase was offset by a 4.1% decrease in volume of water distributed and invoiced in 2004, resulting from our campaign to reduce water consumption throughout the period, together with, from March 15, 2004, the effects of the usage reduction discount plan which, as discussed above, lowered usage, discounted the bill of consumers who lowered their usage, and shifted some households into lower tariff categories. Total discounts given to consumers under this plan amounted to R$74.1 million, which would otherwise have been recognized as revenue. Although the usage reduction discount plan ended in September 2004, the impact of the plan on our results of operations, including lowered usage of water by consumers, continued throughout the year. By the end of the year, however, the impact of the plan had begun to abate, and usage levels started to increase.

Net revenue from sales and services relating to sewage services for 2004 increased by R$143.6 million, or 8.4%, to R$1,856.1 million from R$1,712.5 million for 2003. Volumes of sewage increased by 2.8%, rising in the fourth quarter as the impact of our water usage reduction discount plan abated, while tariffs increased by 6.8%. Additionally, revenue received for the first time for sewage services provided in São Bernardo do Campo after the acquisition of that municipality’s water and sewage assets contributed to the increase in net revenue.

Cost of Sales and Services

Cost of sales and services for 2004 increased by R$186.2 million, or 9.0%, to R$2,253.4 million from R$2,067.1 million for 2003. As a percentage of net revenue from sales and services, costs of sales and services increased to 51.2% for 2004 from 50.0% for 2003. The increase was primarily due to the following factors:

•	an increase of R$75.6 million, or 23.5%, in electric power costs; R$53.5 million of this increase was due to an approximately 17.5% increase in electricity tariffs and R$22.1 million was due to increased provisions for electricity costs incurred but not yet measured or billed by the electricity company;

•	an increase of R$53.2 million, or 25.7% in outside services, primarily due to the costs of R$47.0 million relating to the implementation of our “Global Sourcing” maintenance and materials project, works resulting from the acquisition of the São Bernardo do Campo water and sewage systems in the amount of R$9.8 million, and maintenance of operational systems and security services; and

•	an increase of R$31.0 million, or 5.7%, in depreciation and amortization expenses, principally due to recognition of sites under construction as permanent assets.

Gross Profit

As a result of the above factors, gross profit for 2004 increased by R$80.1 million, or 3.9%, to R$2,143.7 million from R$2,063.6 million for 2003. As a percentage of net revenue from sales and services, gross profit decreased to 48.8% for 2004 from 50.0% for 2003.

Selling Expenses

Selling expenses for 2004 increased by R$205.0 million, or 68.9%, to R$502.5 million from R$297.5 million for 2003. As a percentage of net revenue from sales and services, selling expenses increased to 11.4% for 2004 from 7.2% for 2003.

The increase in selling expenses was primarily due to the following factors:

•

an increase of R$204.0 million in bad debts expenses, net of recoveries. This increase in bad debt expenses was caused by a more rigorous collection of bad debts through increased legal actions. Because accounts receivable in amounts more than R$30,000 overdue for more than 360 days old are not generally recognized as bad debts until legal action is taken, our decision to bring more legal actions and the deterioration in the condition of the municipalities that buy water on a wholesale basis significantly increased the amount of bad debts recognized in 2004. Recoveries, which offset bad debt expenses, decreased from R$195.5 million in 2003 to R$62.9 million in 2004. A reversal of bad debt expenses in the amount of R$129.0 million, which was recorded in 2003 upon the acquisition of the São Bernardo do Campo sewage and water systems, had no equivalent in 2004;

•	an increase of R$8.1 million, or 21.4% in general expenses, due to an increase in fees for bank collection services, and

•	an increase of R$7.2 million, or 5.5%, in payroll and related charges, primarily resulting from a 4.2% increase in salaries which took effect in May 2004 and a R$1.4 million bonus paid to certain employees in connection with financial performance.

These increases were offset by the following:

•	a decrease of R$15.6 million, or 18.9%, in outside services, primarily for debt collection services. These services have been temporarily suspended while we re-bid the contract for these services, and consider our strategy for using outside contractors for collection services. This decrease should therefore not be regarded as a trend.

Administrative Expenses

Administrative expenses for 2004 increased by R$59.5 million, or 23.4%, to R$313.6 million from R$254.1 million for 2003. As a percentage of net revenue from sales and services, administrative expenses increased to 7.1% for 2004 from 6.2% for 2003. The increase in administrative expenses primarily reflected:

•	an increase of R$27.4 million, or 696.5%, in payments to outside contractors, primarily advertising agencies in connection with publicizing the water usage reduction campaign, and professional services in connection with the issuance of debentures in September 2004; and

•	an increase of R$25.5 million, or 171.6%, in costs for the implementation of our geographic information system SIGNOS, which, among other things, maps out the entire municipality infrastructure.

Financial Expenses, Net

Net financial expenses consist principally of interest on our indebtedness, foreign exchange losses in respect of indebtedness and inflation-based indexation charges relating to indebtedness, offset partially by interest income on cash and time deposits and inflation-based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Net financial expenses for 2004 increased by R$157.2 million, or 45.4%, to R$503.7 million from R$346.5 million for 2003. As a percentage of net revenue from sales and services, net financial expenses were 11.4% for 2004 and 8.4% for 2003. Financial expenses decreased by R$15.3 million while financial income decreased by R$170.4 million.

Financial expenses decreased R$15.3 million, or 2.3%.

The decrease in financial expenses was primarily due to:

•	a decrease in provisions for judicial proceedings related to interest expenses of R$99.9 million due to a reduction in the amounts provisioned with respect to pending litigation with suppliers and construction companies;

•	a decrease of R$74.5 million in interest and other charges relating to real-denominated debt due to lower interest rates;

•	an indexation-based decrease of R$68.6 million in real-denominated debt;

•	a decrease in income tax on remittances abroad in the amount of R$61.1 million, relating to the recovery of amounts previously paid;

•	a decrease of R$36.9 million in interest and other charges relating to foreign currency-denominated debt due to the appreciation of the real against the foreign currency in which our non-real debt is denominated; and

•	a decrease of R$17.5 million in penalties that we had provided for with respect to payment of COFINS and PASEP, resulting from our participation in the “Paes” program, whereby such penalties were settled.

The decrease in financial expenses was partially offset by a R$360.9 decrease in foreign exchange gain in 2004 compared to 2003, reflecting the effects on our foreign currency-denominated debt of the appreciation of the real against the foreign currency in which our non-real debt is denominated during those periods. In 2004, we recorded a foreign exchange gain of R$179.7 million, resulting from an 8.8% appreciation of the real against the U.S. dollar. In 2003, we recorded a foreign exchange gain of R$540.6 million resulting from a 22.3% appreciation of the real against the U.S. dollar.

Financial income decreased R$170.3 million, or 54.7%, to R$141.0 million for 2004 from R$311.3 million for 2003, primarily due to:

•	a R$46.9 million decrease in interest income from R$70.0 million in 2003 to R$23.1 million in 2004. This decrease was primarily due to a R$130.5 million decrease in income from cash and cash equivalents as we reduced our cash balances by repaying outstanding debt; and

•	a decrease in income from monetary variations of R$143.6 million, primarily reflecting acquisition of São Bernardo do Campo and the settlement of claims against the State in 2003; there were no significant events in 2004.

As of December 31, 2004, 62.0% of our debt was real-denominated, and 77.5% of such real-denominated debt was floating rate debt and indexed to take into account the effects of inflation.

Income (Loss) From Operations

As a result of the above factors (including, in particular, foreign exchange gains), income from operations for 2004 decreased by R$341.6 million, or 29.3%, to R$823.9 million from R$1,165.5 million for 2003.

Non-Operating Income (Expenses)

Net non-operating expenses for 2004 decreased by R$20.6 million, or 37.8%, to R$33.9 million, from R$54.5 million for 2003. In both periods, most of such expenses consisted of losses on disposal of property and write-offs of obsolete and other non-productive fixed assets, amounting to R$34.4 million for 2004 and R$61.7 million for 2003.

Income Tax and Social Contribution Tax

Income tax and social contribution tax (including deferred taxes) for 2004 decreased by R$0.7 million, or 0.3%, to R$241.9 million from R$242.6 million for 2003, due to the reduction in profit before income tax and social contribution tax, that amounted to R$790.0 million for 2004, compared to a profit of R$1,111.1 million for 2003.

This reduction in profits was partially offset by the fact that we took advantage of the income tax benefit for interest on shareholders equity. This benefit totaled R$52.0 million for 2004, compared to R$171.4 million for 2003, relating to interest on shareholders’ equity declared of R$152.9 million and R$504.9 million for 2004 and 2003, respectively.

For 2004 and 2003, the statutory composite tax rate was 34.0%.

Extraordinary Item

In accordance with the requirements of the CVM, under CVM Deliberation No. 371/2000, we have elected to recognize the actuarial transition liability of R$266.1 million calculated as of December 31, 2001 with respect to our defined benefits pension plan (Plan G1) on a straight-line basis against earnings over the five years ending December 31, 2006.

As permitted, the expense is presented as an extraordinary item of R$35.1 million (net of tax effects of R$18.1 million) for 2003 and 2004.

Net Income (Loss)

As a result of the above factors, net income for 2004 decreased by R$320.3 million, or 38.4%, to R$513.0 million, compared to net income of R$833.3 million for 2003.

2003 Compared to 2002

Net Revenue from Sales and Services

Net revenue from sales and services for 2003 increased by R$363.7 million, or 9.7%, to R$4,130.8 million from R$3,767.1 million for 2002.

Net revenue from sales and services relating to water services increased by R$197.0 million, or 8.9%, to R$2,418.2 million from R$2,221.2 million for 2002. This increase was primarily due to an average increase of 18.9% in tariffs, which came into effect on August 29, 2003, together with the continuing effect of an average tariff increase of 8.2% in August 2002. The volume of water distributed in 2003 decreased by 0.3%.

Net revenue from sales and services relating to sewage services increased by R$166.6 million, or 10.8%, to R$1,712.5 million from R$1,545.9 million for 2002. This increase was due primarily to an increase in tariffs, as sewage tariffs are set by reference to water tariffs, together with a 0.4% increase in volume.

Cost of Sales and Services

Cost of sales and services for 2003 increased by R$252.2 million, or 13.9%, to R$2,067.2 million from R$1,815.0 million for 2002. As a percentage of net revenue from sales and services, costs of sales and services increased to 50.0% for 2003 from 48.2% in 2002. The increase in cost of sales and services was primarily due to the following factors:

•	an increase of R$139.5 million, or 21.4%, in payroll and related costs primarily resulting from (1) a 14.45% increase in salaries which took effect in May 2003 and a 2.0% increase in salaries of certain employees in connection with the Performance-based Compensation Plan (as from September 2003), (2) a R$2.4 million increase in profit-sharing from R$26.9 million for 2002 to R$29.3 million for 2003, (3) the recognition in 2003 of pension and retirements benefits granted or to be granted to our employees totaling R$17.3 million, (4) allocation of R$12.8 million for former employees who left the company through the PDI—Dismissal Encouragement Program and R$13.2 million of related charges;

•	an increase of R$56.3 million, or 21.3%, in energy costs mainly due to an increase in electric power tariffs and consumption volumes;

•	an increase of R$42.8 million, or 8.5%, in depreciation expenses principally due to recognition to sites under construction as permanent assets; and

•	an increase of R$10.9 million, or 14.0%, in the costs of materials used in the treatment of water and sewage. The increase in cost was largely a result of the recent drought, which led to lower quality in water in 2003 as compared to 2002 and so increased our need for these materials. The increase was also due to an increase in prices of these materials.

Gross Profit

As a result of the above factors, gross profit for 2003 increased by R$111.5 million, or 5.7%, to R$2,063.6 million from R$1,952.2 million for 2002. As a percentage of net revenue from sales and services, gross profit decreased to 50.0% for 2003 from 51.8% for 2002.

Selling Expenses

Selling expenses for 2003 decreased by R$87.6 million, or 22.7%, to R$297.5 million from R$385.1 million for 2002. As a percentage of net revenue from sales and services, selling expenses decreased to 7.2% for 2003 from 10.2% for 2002.

The decrease in selling expenses was primarily due to the following factors:

•	a decrease of R$125.3 million, or 76.9%, in bad debt expense, net of recoveries in 2003, which is recorded under selling expenses, mainly due to recovery against allowances related to invoices issued to the Municipality of São Bernardo do Campo. The municipality owed us receivables in the amount of R$265.4 million when subjected to monetary adjustment, and this amount was recorded as a recovery against allowances; and

•	a decrease of R$6.9 million, or 7.7%, in the costs of third-party services, mainly for technical maintenance services.

These decreases were offset by an increase of R$30.2 million, or 30.0%, in payroll and related charges primarily resulting from (1) a 14.5% increase in salaries which took effect in May 2003 and a 2.0% increase in salaries of certain employees, in connection with the Performance-based Compensation Plan (as from September 2003), (2) a R$1.8 million increase in profit-sharing from R$4.0 million for 2002 to R$5.8 million for 2003, (3) the recognition in 2003 of pension and retirements benefits granted or to be granted to our employees totaling R$2.7 million, (4) allocation of R$1.8 million for former employees who left the company through the PDI—Dismissal Encouragement Program and R$1.8 million of charges with respect to the Service Time Guaranteed Fund (Fundo de Garantia por Tempo de Serviço—FGTS); and an increase of R$10.4 million due to the readjustment of banking collection services.

Administrative Expenses

Administrative expenses for 2003 increased by R$28.1 million, or 12.4%, to R$254.1 million from R$226.0 million for 2002. As a percentage of net revenue from sales and services, administrative expenses increased to 6.2% for 2003 from 6.0% for 2002. The increase in administrative expenses primarily reflected:

•	an increase of R$26.0 million in general expense costs. The increase in general expense costs was primarily attributable to provisions for losses related to receivables from suppliers and from judicial deposits;

•	an increase of R$17.1 million, or 18.3%, in payroll and related costs primarily resulting from (1) a 14.5% increase in salaries which took effect in May 2003, (2) a 2.0% increase in salaries of certain employees, in connection with the Performance-based Compensation Plan (as from September 2003), and (3) a R$1.0 million increase in profit-sharing from R$3.8 million for 2002 to R$4.8 million for 2003, a recognition of R$2.9 million relating to the liability of pension and retirements benefits granted or to be granted to our employees after retirement, and allocation of R$2.8 million for former employees who left the company through the PDI—Dismissal Encouragement Program and R$2.4 million of related charges; and

•	an increase of R$2.6 million in depreciation expenses principally due to recognition of sites under construction as permanent assets.

These increases were offset by:

•	a decrease of R$20.4 million in the costs of third-party services mainly due to the reduction in services for publicity and lease of information technology equipment.

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

Net financial expenses for 2003 decreased by R$1,929.8 million, or 84.8%, to R$346.5 million from R$2,276.3 million for 2002. As a percentage of net revenue from sales and services, net financial expenses decreased to 8.4% for 2003 from 60.4% for 2002.

The absolute and relative decreases in net financial expenses were primarily due to a foreign exchange gain in 2003 as compared to 2002, reflecting the effects on our foreign currency-denominated debt of the significant recovery of the real against the foreign currency in which our non-real debt was denominated in 2003. Foreign exchange gain was R$540.6 million for 2003 as compared to the foreign exchange loss of R$1,345.3 million in 2002.

Interest and other charges on real-and foreign-currency loans and financings for 2003 increased by R$46.1 million, or 6.2%, to R$785.0 million from R$738.9 million for 2002. This increase was principally due to:

•	an increase of R$62.0 million in interest relating to, and other charges related to indexation-based increases in the principal amount of, our real-denominated debt in 2003; and

•	decrease of R$20.9 million of interest and other charges related to a decrease in foreign-currency denominated indebtedness when translated into reais as a result of the appreciation of the real against the foreign currency in which our non-real debt was denominated in 2003.

As of December 31, 2003, all of our real-denominated debt was floating rate debt and indexed to take into account the effects of inflation.

Interest income for 2003 increased by R$1.0 million, or 1.4%, to R$70.0 million from R$69.0 million for 2002. This increase was primarily due to increase in interest earned from cash and time deposits.

In addition, indexation accruals relating to overdue accounts receivable increased by R$163.2 million to R$241.4 million for 2003 as compared to R$78.2 million for 2002. This increase was principally due to (1) a renegotiation of existing agreements with some customers to pay overdue accounts receivable over time based on inflation-based indexation arrangements, (2) recognition of R$75.0 million resulting from the monetary variation on accounts receivable from the Municipality of São Bernardo do Campo, recorded in connection with the purchase agreement and (3) the recognition of R$58.5 million resulting from monetary variation recorded on amounts due from the State in connection with the settlement agreement reached with the State.

Income (Loss) from Operations

As a result of the above factors (including, in particular, foreign exchange gains) income from operations for 2003 totaled R$1,165.5 million as compared to the loss from operations of R$935.3 million for 2002.

Non-Operating Income (Expenses)

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

Income Tax and Social Contribution Tax

Income tax and social contribution tax for 2003 increased by R$566.0 million, or 175.0%, to an expense of R$242.6 million from benefit of R$323.3 million for 2002.

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

For both 2003 and 2002, the statutory composite tax rate was 34.0%.

Extraordinary Item

In accordance with the requirements of the CVM, under CVM Deliberation No. 371/2000, we have elected to recognize the actuarial liability calculated as of December 31, 2001 with respect to our defined benefits pension plan (Plan G1) on a straight-line basis against earnings over the five years ending December 31, 2006.

As permitted, the expense is presented as an extraordinary item of R$35.1 million (net of tax effects of R$18.1 million) for 2003.

Net Income (Loss)

As a result of the above factors, we had net income for 2003 of R$833.3 million, compared to a net loss of R$650.5 million for 2002.

Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, borrowings from Brazilian Federal and State governmental financial institutions, and financing from multilateral organizations and from domestic and international capital markets. As of December 31, 2004, we had R$105.6 million of cash and cash equivalents. Outstanding short-term debt was approximately R$1,496.8 million as of December 31, 2004, of which R$950.1 million was denominated in foreign currency. Long-term debt was approximately R$5,553.8 million, of which R$1,730.8 million consisted of foreign currency-denominated obligations. We believe that we have sufficient sources of liquidity and capital to meet our liquidity and capital requirements for the next few years, in light of our current financial position and our expected cash generated by operating activities.

Cash Provided by Operating Activities. Cash provided by operating activities is, and we anticipate that it will continue to be, the single largest source of our liquidity and capital resources in future years and financial periods. Our cash generated by operating activities was R$1,764.8 million in 2002, R$1,655.3 million in 2003 and R$1,436.1 million in 2004.

We have overdue accounts receivable from the State and from the municipalities to which we provide water on a wholesale basis. For more information please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Debt Financing. As of December 31, 2004, we had approximately R$5,553.8 million in long-term debt outstanding (excluding the current portion of long-term debt), of which approximately R$1,730.8 million consisted of foreign currency-denominated long-term debt. We had outstanding short-term debt of approximately R$1,496.8 million as of December 31, 2004, representing the current portion of our long-term debt.

As of December 31, 2004, approximately R$950.1 million of this short-term debt was denominated in foreign currencies. Substantially all of our foreign currency-denominated debt of R$2,681.0 million as of December 31, 2004 was denominated in U.S. dollars or in baskets of foreign currencies.

It consisted principally of:

•	U.S.$457.8 million (R$1,215.2 million) in loans from the Inter-American Development Bank;

•	U.S.$11.8 million (R$31.2 million) in loans from the World Bank;

•	U.S.$500.0 million (R$1,327.2 million) in aggregate principal amount of 10.0% Notes due 2005 and of 12.0% Notes due 2008 sold in the international capital markets in July 1997 and in June 2003, respectively; and

•	an aggregate of U.S.$20.0 million (R$53.1 million) in syndicated loans.

Our borrowings from multilateral institutions, such as the World Bank and the Inter-American Development Bank, have in the past been, and in the future are likely to be, guaranteed by the Government of the State or the Federal Government. We do not pay fees for these guarantees.

Our outstanding domestic debt was approximately R$4,369.8 million as of December 31, 2004 and consisted primarily of real-denominated loans from Federal and State-owned banks (in particular, Banco do Brasil S.A. and Caixa Econômica Federal) and debentures issued in April 2001, April 2002 and September 2004.

In addition, we entered into a credit agreement on August 6, 2004 with the Japan Bank for International Cooperation (“JBIC”) for the financing of the Environmental Recovery Program for the Santos Metropolitan Region, which was guaranteed by the Federal Government for an aggregate principal amount of R$588.0 million. No disbursement has been made yet on this loan. In addition to the amount received under the JBIC credit agreement, we intend to invest up to R$493.0 million in this program. In addition, we are currently negotiating with BNDES and Caixa Econômica Federal for additional loans to finance portions of our capital expenditure program.

On September 17, 2004, we filed with the CVM a securities shelf program through which we will be able to offer certain debt securities, including non-convertible debentures and commercial paper up to an aggregate amount of R$1.5 billion over the next two years from September 17, 2004. As part of this program, we issued R$600.0 million in aggregate principal amount of debentures in September 2004 (our sixth issue), offered in three separate series. The debentures of the first, second and third series will mature within three, five and six years after issuance, respectively. The debentures of the first series in the amount of R$231.8 million will pay interest at the CDI rate plus 1.75% per year, and the debentures of the second in the amount of R$188.3 million and third series in the amount of R$179.9 million will pay interest at rates of IGP-M plus 11.0% per year. Under this securities shelf program we also issued R$300.0 million in aggregate principal amount of debentures in March 2005 (our seventh issue), offered in two series. The debentures of the first and second series will mature within four and five years, respectively, after issuance. The debentures of the first series, in the total amount of R$200.0 million, will pay interest at the CDI rate plus 1.5% per year, and the debentures of the second series, in the total amount of R$100.0 million, will pay interest at the rate of IGP-M plus 10.8% per year. We also issued, under this securities shelf program, R$600.0 million in aggregate principal amount of debentures in June 2005 (our eighth issue), offered in two series. The debentures of the first and second series will mature within four and six years, respectively, after issuance. The debentures of the first series, in the total amount of R$300.0 million, will pay interest at the DI rate plus 1.5% per year, and the debentures of the second series, in the total amount of R$300.0 million, will pay interest at the rate of IGP-M plus 10.75% per year.

All of our real-denominated debt is indexed to take into account the effects of inflation. Most of our real-denominated debt provides for inflation-based increases in their respective principal amounts; the increases are determined by reference to the daily government interest rate (Taxa Referencial—TR) plus an agreed margin.

The following table sets forth information on our outstanding debt as of December 31, 2004. See note 9 to our financial statements:

	As of December 31, 2004
Facility	Current	Long Term	Total Aggregate Principal Amount	Final Maturity	Interest Rate(1)
	(in millions of R$)
Real-denominated loans and financings:
Federal Government/Banco do Brasil	173.6	2,161.4	2,335.0	2014	UPR + 8.50%
Debentures 4th Issue	100.0	100.0	200.0	2006	CDI + 1.20%
Debentures 5th Issue	148.4	296.7	445.1	2007	CDI + 2.00% / IGP-M + 12.70%

Debentures 6th Issue	0	600.0	600.0	2010	CDI + 1.75% / IGP-M + 11.00%
Caixa Econômica Federal(2)	40.0	457.9	497.9	2020	UPR + 5.00% to 9.50%
Brazilian Economic and Social Development Bank (BNDES)	5.4	172.4	177.8	2013	TJLP + 3.00% (up to 6.00%)
Other	2.3	24.9	27.2	2011	UPR + 12.00% / CDI
Accrued interest and charges	77.0	9.7	86.7		—

	546.7	3,823.0	4,369.8

Foreign currency denominated loans and financings:
Long-term Notes: U.S.$500,000,000	730.0	597.2	1,327.2	2008	10% (3) — 12% (4)
Inter-American Development Bank (IDB): U.S.$457,799,000	104.0	1,111.2	1,215.2	2025	Variation in the basket of currencies + 3.00% to 7.70%
International Bank for Reconstruction and Development (“World Bank”): U.S.$11,754,000	12.5	18.7	31.2	2007	Variation in the basket of currencies + 4.62%
Deutsche Bank Luxembourg: U.S.$20,000,000	53.1	0	53.1	2005	11.125%
Société Générale: €1,932,000	3.3	3.7	7.0	2006	4.99%
Accrued interest and charges	47.2	0	47.2

	950.1	1,730.8	2,680.9

Total Debt	1,496.8	5,553.8	7,050.7

(1)	UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to the Daily Government Interest Rate (Taxa Referencial—TR), which was 0.244% per month as of December 31, 2004; CDI stands for Interbank Rate (Certificado de Depósitos Interbancários), which was 17.76% per annum as of December 31, 2004; IGP-M stands for Índice de Preços a Mercado, which was 12.41% per annum as of December 31, 2004; TJLP stands for Long-term rate fixed by the Federal Government on a quarterly basis (Taxa de Juros a Longo Prazo), which was 9.75% per annum as of December 31, 2004.
(2)	Agreements to provide up to aggregate of approximately R$555.2 million in financing for our capital expenditure program. We have pledged amounts in certain bank accounts into which customers pay their bills as collateral for these loans.
(3)	Interest rate on U.S.$275.0 million Notes issued July 1997 and due 2005.
(4)	Interest rate on U.S.$225.0 million Notes issued June 2003 and due 2008.

We are subject to covenants under agreements evidencing or governing our outstanding indebtedness, including but not limited to those set forth in a loan agreement with the Inter-American Development Bank, the indenture relating to the 10.0% Notes due 2005, the indenture relating to the 12.0% Notes due 2008 and the loan agreements relating to the syndicated loans. Each of these agreements contains, among other provisions, limitations on our ability to incur debt. The indenture relating to the 10.0% Notes due 2005 and the indenture relating to the 12.0% Notes due 2008 are the most stringent of these debt agreements. Both of these indentures prohibit, subject to some exceptions, the incurrence of additional debt in the event that (1) the ratio of Indebtedness to Adjusted Capitalization (as defined therein) is greater than 0.42x or (2) the Debt Service Coverage Ratio (as defined in the indentures) is less than 2.50x. These ratios are calculated using financial statements prepared under the constant currency method (which is an accounting methodology that differs from the Brazilian Corporate Law Method and that incorporates inflation accounting no longer commonly used in Brazil). We do not believe that these covenants will impose constraints on our ability to finance our capital expenditure program or, more generally, to develop our business and enhance our financial performance. As of December 31, 2004, our ratio of Indebtedness to Adjusted Capitalization was 0.26x and our Debt Service Coverage Ratio was 2.79x, in each case as calculated in accordance with the above-mentioned indentures.

Brazilian regulations provide that a state-owned company, such as ours, must, subject to some exceptions, use the proceeds of “external credit operations” (i.e., foreign currency borrowings) to refinance outstanding financial obligations. Until so used, these proceeds must be deposited as directed by the Central Bank. The deposit requirement does not apply in the case of import financing and financing transactions involving multilateral and official organizations, such as the Japan Bank for International Cooperation, the World Bank and the Inter-American Development Bank.

Capital Requirements

We have, and expect to continue to have, substantial liquidity and capital resource requirements. These requirements include debt-service obligations, capital expenditures to maintain, improve and expand our water and sewage systems, payment of pension plan and other employee benefits, including pension plan payments to certain of our former employees on behalf of the State, and dividend payments and other distributions to our shareholders, including the State.

Debt-Service Obligations. Our debt service obligations as of December 31, 2004 were as follows:

	2005	2006	2007	2008	2009 and thereafter
	(in millions of reais)
Outstanding long-term debt due	1,496.8	637.6	780.9	976.3	3,159.0

We believe that we can service this maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders. Our borrowings are not affected by seasonality. For information concerning the current interest rates borne by our outstanding indebtedness, see note 9 to our financial statements.

Capital Expenditures. Our cash disbursements for purchases of property, plant and equipment under our capital expenditure program totaled approximately R$670.3 million in 2004 and R$641.3 million in 2003, as compared with R$586.0 million in 2002. Our capital expenditure program will require total expenditures of approximately R$4.2 billion in the period from 2005 through 2009, including approximately R$758.1 million in 2005 and R$880.0 million in 2006.

Pension Plan Payments and Employee Benefits. We have been making State-mandated special retirement and pension payments to certain former employees who were employed by our predecessor entities prior to May 1974. These special payments totaled R$85.3 million in 2004, R$87.1 million in 2003 and R$77.6 million in 2002. The State is required to reimburse us for such amounts, but has not been paying us on a timely basis. The State’s obligation to us for these amounts is recorded under receivable from shareholder on the balance sheet and totaled R$576.3 million as of December 31, 2004. As of December 31, 2002 these receivables totaled R$403.9 million and were classified as current and non-current assets. As of December 31, 2003 they reached R$491.0 million and were reclassified to non-current assets in our financial statements. The special payments to former employees made by us are not reflected in our statement of operations, but nonetheless represent a significant component of our liquidity requirements. Although we have had discussions with the State regarding more timely reimbursement for the special payments to former employees, we cannot assure you as to when or whether such payments will be made by the State. We may continue to be held responsible for these special payments to former employees, irrespective of whether the State reimburses us or not.

The December 2001 agreement discussed above provided that the legal advisors of the State Finance Secretariat of São Paulo would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to us by the State. The commencement of payments with respect to pension amounts owed to us by the State has been postponed until these analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs described above are formalized. Under the December 2001 agreement, the original first payment was to be made in July 2002.

Tax Financing Agreements. We did not make payments in respect of certain Brazilian federal income tax and social contribution liabilities during the period from 1991 to mid-1996 mainly because we were contesting certain assessments by the federal tax authorities and, in the case of 1993 and 1994, because we did not have sufficient funds to meet all of our then existing liquidity and capital resources requirements. Under the Programa de Recuperacão Fiscal—REFIS tax recovery program, we entered into an agreement with the Brazilian tax authorities regarding these tax obligations and have agreed to make payments on them in monthly installments ending in 2005. We are also required to pay interest on the unpaid balance of this tax liability. However, in July 2003, we included the amounts due under the REFIS program in another program called PAES, which is an alternative payment plan for taxes owed. In accordance with this settlement agreement, we are paying amounts due, of approximately R$317.0 million, in 120 monthly installments, from July 2003. See note 11 to our financial statements. Payments in respect of this aggregate tax liability continue to constitute a liquidity and capital resource requirement that must be satisfied.

Dividend Distributions. We are required by our by-laws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to not less than 25% of the amounts available for distribution. The aggregate amount of distributions we made for 2002, 2003 and 2004 were R$108.2 million, R$504.1 million and R$152.9 million, respectively.

On February 26, 2004, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$39.3 million, to be paid within 60 days after our 2005 shareholders’ meeting to shareholders of record as of March 15, 2004. On December 16, 2004, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$85.4 million, to be paid within 60 days after our 2005 shareholders’ meeting to shareholders of record as of December 29, 2004. On January 13, 2005, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$ 28.2 million, to be paid within 60 days after our 2005 shareholders’ meeting to shareholders of record as of February 10, 2005. We currently are unable to determine the amount, if any, of its portion of these declared dividends that the State will apply to current and future accounts receivable owed to us by the State or its controlled entities.

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

For tax purposes, payments of interest in shareholders’ equity are recognized when the payments are declared, not when they are paid, within 60 days of the following annual shareholders’ meeting. In 2002, we declared that we would pay our shareholders interest on shareholders’ equity to be paid after our 2003 annual shareholders’ meeting. In April, May and November 2003 and January 2004, we declared interest on shareholders’ equity to be paid after our 2004 annual shareholders’ meeting. In February and December 2004 and January 2005, we declared interest on shareholders’ equity to be paid after our 2005 annual shareholders’ meeting.

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

U.S. GAAP Reconciliation

Our net income (loss) in accordance with the Brazilian Corporate Law Method was R$(650.5) million in 2002, R$833.3 million in 2003, and R$513.0 million in 2004. Under U.S. GAAP, we would have reported net income (loss) of R$(847.6) million in 2002, R$642.6 million in 2003, and R$417.5 million in 2004.

Our shareholders’ equity in accordance with the Brazilian Corporate Law Method totaled R$7,246.5 million at December 31, 2002, R$7,576.9 million at December 31, 2003 and R$7,951.6 million at December 31, 2004. Under U.S. GAAP, we would have reported shareholders’ equity of R$5,945.8 million at December 31, 2002, R$6,085.6 million at December 31, 2003 and R$6,364.8 million at December 31, 2004.

The principal differences between the Brazilian Corporate Law Method and U.S. GAAP that affect our net income (loss) in 2002, 2003 and 2004, as well as shareholders’ equity at December 31, 2002, 2003 and 2004, relate to the treatment of the following items:

•	additional inflation restatements and related depreciation which would be mandated by U.S. GAAP (but which are not permitted under the Brazilian Corporate Law Method) for 1996 and 1997 in recognition of Brazil’s status as a highly inflationary country in those years;

•	revaluations of property, plant and equipment recorded in 1990 and 1991 under the Brazilian Corporate Law Method, which would be reversed and partially replaced by supplemental inflation restatements based upon a general price index (IGP-M) for periods prior to 1990 under U.S. GAAP;

•	pension plan (Plan G0) payments and other employee benefits for former employees of our predecessor companies which are obligations of the State and which are not treated as our expenses under the Brazilian Corporate Law Method, but which would be required to be treated as our expense on an actuarial basis under U.S. GAAP;

•	pension plan (Plan G1) expenses which, through December 31, 2001, were recognized on an accrual basis only to the extent of required contributions for the relevant year or financial period under the Brazilian Corporate Law Method, but which would be required to be fully recorded on an actuarial basis under U.S. GAAP. Since January 1, 2002 under the Brazilian Corporate Law Method, recognition on an actuarial basis is required. There are some differences as compared with U.S. GAAP, basically regarding the calculation method, amortization period and recognition rules, resulting in different pension cost obligation; and

•	additional accounting items, including, among others, capitalized interest, expensing of deferred charges and deferred taxes and the voluntary redundancy plan.

See note 23 to our audited financial statements for a description of these differences as they relate to us and a reconciliation of net income (loss) and total shareholders’ equity from the Brazilian Corporate Law Method to U.S. GAAP.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management

Under our by-laws and the Brazilian Corporate Law, we are managed by our Board of Directors, which currently consists of eight directors, and a Diretoria, or Executive Committee, which currently consists of six executive officers.

As our majority shareholder, the State has the ability to control the election of the Board of Directors and, therefore, our direction and future operations. Upon the election of a new Governor and any resulting change in the administration of the State, all or some of the members of the Board of Directors, including the Chairman, have historically been replaced by designees of the new administration. The Board of Directors may in turn replace some or all of the executive officers.

Board of Directors

Our by-laws provide for a minimum of five and a maximum of 10 directors. The members of our Board of Directors are elected at a general meeting of shareholders to serve renewable one-year terms. Each member of our Board of Directors must be one of our shareholders, under the Brazilian Corporate Law, and a resident of Brazil, under our by-laws. Pursuant to our by-laws, our employees have the option to elect one member of our Board of Directors, who must be an employee with more than two years of service to us. Currently, our employees have not elected a director. In addition, pursuant to the Brazilian Corporate Law, at least one member of the Board of Directors of mixed capital companies, such as us, must be appointed by the minority shareholders.

The current members of our Board of Directors were elected in the annual shareholders’ meeting held on April 29, 2005. The tenure of the directors will end upon the election of the new members at the annual shareholders’ meeting to be held on April, 2006.

Our Board of Directors ordinarily meets once a month or when called by a majority of the directors or the Chairman. Its responsibilities include the establishment of policy and general orientation of our business and the appointment and supervision of our executive officers.

The following are the current members of our Board of Directors and their respective positions:

Director	Position
Mauro Guilherme Jardim Arce	Chairman
Fernando Carvalho Braga	Vice-Chairman
Alexander Bialer	Director
Martus Antônio Rodrigues Tavares	Director
Fernando Maida Dall’Acqua	Director
Gustavo de Sá e Silva	Director
Maria Helena Guimarães de Castro	Director
Daniel Sonder	Director

Executive Committee

Our Executive Committee is composed of six executive officers appointed by our Board of Directors for renewable two-year terms. Our executive officers are responsible for all matters concerning our day-to-day management and operations.

Executive Committee meetings are held weekly in the case of ordinary meetings or when called by the Chief Executive Officer in the case of special or extraordinary meetings. Members of our Executive Committee have individual responsibilities established by our Board of Directors and our by-laws. The terms of all current members of our Executive Committee will expire in May 2007.

The following are the current members of our Executive Committee and their respective positions:

Executive Officer	Position
Dalmo do Valle Nogueira Filho	Chief Executive Officer
Reinaldo José Rodriguez de Campos	Corporate Management Officer
Rui de Britto Álvares Affonso	Economic and Financial Officer and Investor Relations Officer
Paulo Massato Yoshimoto	Metropolitan Officer
Enéas Oliveira de Siqueira	Regional Systems Officer
José Everaldo Vanzo	Planning and Technology Officer

Biographical Information

The following is basic biographical information, including age, of each of the members of our Board of Directors and our Executive Committee.

Mauro Guilherme Jardim Arce (64). Mr. Arce has been the Chairman of the Board of Directors since January 2002. Mr. Arce has been Secretary of the Water Secretariat since January 2002 and, since February 1999, Secretary of the Energy Secretariat of the State of São Paulo. These two Secretariats were combined in March 2003 and Mr. Arce is now the Secretary of the Energy, Water Resources and Sanitation Secretariat. Mr. Arce was Chief Executive Officer of Sabesp from November 2002 to May 2003. He holds a degree in electric engineering from the Universidade Mackenzie and also studied electric systems engineering at Pontifícia Universidade Católica do Rio de Janeiro. He has a master degree in power engineering from the Rensselaer Polytechnic Institute in Troy, New York. From January 1995 to February 1998, Mr. Arce was Director of Generation and Transmission of Energy at Companhia Energética de São Paulo—CESP. He was Adjunct Secretary of Energy of the State of São Paulo from February 1998 to January 1999. Mr. Arce’s business address is Rua Bela Cintra, 847, 10th floor, São Paulo, SP, Brazil.

Fernando Carvalho Braga (53). Mr. Braga has been a member of the Board of Directors since July 2001 and Vice-Chairman of the Board since April 2003. He holds a degree in economics from Mackenzie University in São Paulo. Mr. Braga has been Special Advisor to the Governor of the State of São Paulo since January 2003. He was a special advisor for privatization to the Planning and Finance Secretariat of the State of São Paulo from 1995 to 2002. Mr. Braga is also a member of the board of directors of Banco Nossa Caixa S.A., Companhia Energética de São Paulo—CESP, Companhia de Transmissão de Energia Elétrica Paulista—CTEEP, Empresa Metropolitana de Águas e Energia S.A.—EMAE, Companhia Paulista de Trens Metropolitanos—CPTM, Companhia do Metropolitano de São Paulo—METRÔ. He is also a member of the audit committee of Drogasil S.A. and the President of Conselho do Patrimônio Imobiliário do Estado de São Paulo. Mr. Braga has been the Executive Secretary of the State Privatization Program in the State of São Paulo since June 1996. Mr. Braga’s business address is Avenida Morumbi, 4500, São Paulo, SP, Brazil.

Martus Antonio Rodrigues Tavares (50). Mr Tavares has been a member of the Board of Directors since April 2005. He holds a degree in economics from Universidade Federal do Ceará; and a masters deegree in economics from the Universidade de São Paulo. He has been a member of the Board of Directors of Banco Nacional de Desenvolvimento Econômico e Social – BNDES and Banco do Nordeste do Brasil. He was Professor and Researcher at the Universidade Estadual de Londrina from 1980 to 1986. Mr. Tavares held a position with the International Monetary Fund—IMF and Inter-American Development Bank—IDB from 1992 to 1994. He was Chief Economist at the Planning Ministry from 1995 to 1996 and Minister of State for Planning, Budget and Management at the Planning Ministry from 1999 to 2002. He was Executive Director for Brazil and Surinam at the Inter-American Development Bank—IDB from 2002 to 2004 and he has been the Economy and Planning Secretary of the State of São Paulo since February 2005. Mr. Tavares’ business address is Av. Morumbi 4500, 1º andar, Sala 159 - São Paulo, SP, Brazil.

Fernando Maida Dall’Acqua (56). Mr. Dall’Acqua has been a member of the Board of Directors since September 1997. He holds a degree in agronomy from Escola Superior de Agricultura Luis de Queiróz da Universidade de São Paulo, a Ph.D. in economics from Wisconsin University and a master’s degree in business administration/economics from Escola de Administração de Empresas de São Paulo—Fundação Getúlio Vargas. Mr. Dall’Acqua is also a member of the Board of Directors of Companhia Energética de São Paulo—CESP, Companhia de Transmissão de Energia Elétrica Paulista—CTEEP, Empresa Metropolitana de Águas e Energia S.A.–EMAE, Desenvolvimento Rodoviário S.A. - DERSA and Companhia Paulista de Obras e Serviços - CPOS. Mr. Dall’Acqua has been a professor at Escola de Administração de Empresas de São Paulo—Fundação Getúlio Vargas since 1992. He was the Secretary of the Secretaria da Fazenda do Governo do Estado de São Paulo from 2001 to 2002. Mr. Dall’Acqua has also held other positions in the Government of the State of São Paulo. Mr. Dall’Acqua’s business address is Avenida 9 de julho, 2029, 11th floor, São Paulo, SP, Brazil.

Daniel Sonder (28). Mr. Sonder has been a member of our Board of Directors since April 2004 and the Head of Technical Assistance at the Office of the Financial Secretary of the State of São Paulo since 2003. Mr. Sonder holds a degree in Economics and International Relations from Tufts University, Massachusetts, and a Masters of Arts in Law and Diplomacy from The Fletcher School of Law and Diplomacy at Tufts University, Massachusetts. He was an assistant to the Director of Structured Products at Banco Nacional de Desenvolvimento Econômico e Social - BNDES during 2002. From 1999 to 2001 Mr. Sonder held several positions at J.P.Morgan Chase and Co. Inc., both in Brazil and in the United States. Mr. Sonder’s business address is Av. Rangel Pestana 300, 5th floor, São Paulo, Brazil.

Gustavo de Sá e Silva (80). Mr. Sá e Silva has been a member of the Board of Directors since April 2001. Mr. Sá e Silva holds a degree in economics and business administration from the Faculdade de Ciências Econômicas de São Paulo da Fundação Silvio Álvares Penteado. He has been named a professional manager by the Conselho Regional de Administração de São Paulo and he holds a master’s degree in business administration from Michigan State University. Mr. Sá e Silva is a member of the board of directors of Companhia Energética de São Paulo - CESP and EMAE - Empresa Metropolitana de Água e Energia S.A., a member of the Consultant Board of Fundação Antonio e Helena Zerrener and of the Board of Associação ALUMNI. Mr. Sá e Silva is an Emeritus Professor of and from 1954 to 1994 was a professor of the Marketing Department of the Business Administration School of Fundação Getúlio Vargas and a director of that school for four terms. He is currently an Advisor to the Getúlio Vargas Foundation’s President. Mr. Sá e Silva’s business address is Avenida 9 de julho 2029, 9th floor, Suite 905, São Paulo, SP, Brazil.

Maria Helena Guimarães de Castro (58). Ms. Castro has been a member of the Board of Directors since January 2003. She holds a degree in social sciences and a master degree in political science from Universidade Estadual de Campinas/UNICAMP and a doctoral degree in political science from Universidade de São Paulo/USP. Ms. Castro has been the Secretary of the Secretaria Estadual de Assistência e Desenvolvimento Social since January 2003 and a professor at Universidade Estadual de Campinas/UNICAMP since January 1984. She worked as an Executive Secretary at the Ministério da Educação in 2002. Ms. Castro was President of the National Institute of Research of the Ministério da Educação from 1995 to 2002. In addition, she represents Latin America and the Caribbean on the Board of Administration of the International Institute of Statistics of UNESCO. Ms. Castro’s business address is Rua Bela Cintra, 1032, Penthouse, São Paulo, SP, Brazil.

Alexander Bialer (58). Mr. Bialer has been a member of the Board of Directors since April 2003. Mr. Bialer was elected as a director by our minority shareholders in accordance with our by-laws. He holds a degree in mechanical engineering from Instituto Tecnológico da Aeronáutica – ITA and a specialization in systems administration from Fundação Getúlio Vargas. Mr. Bialer is currently a consultant at Nucleon Engenharia. He is also the President of the Board of Directors at GE Hydro Inepar, a member of the Advisory Board of GE Brasil Previdência, Sinergy Group and TRAFO and a member of the Superior Strategic Board of Associação Brasileira de Desenvolvimento de Infraestrutura–ABDIB. He worked at GE Brasil from 1980 to 2002 in several positions. He worked at Avon from 1971 to 1973, at Máquinas Piratininga in 1974 and at ASEA from 1975 to 1980. Mr. Bialer’s business address is Rua Monte Alegre, 649, Apt. 101, São Paulo, SP, Brazil.

Dalmo do Valle Nogueira Filho (61). Mr. Nogueira Filho has been Chief Executive Officer since May 2003. He was the Secretary of the Strategic Management Secretariat of the State of São Paulo from January 2002 to December 2002. Mr. Nogueira Filho was a member of the Board of Directors of Sabesp from April 1999 to January 2002. He holds a law degree from Universidade de São Paulo and he has been a professor at Escola de Administração de Empresas de São Paulo since 1972. Mr. Nogueira Filho has also been a member of the board of directors of various companies controlled by the State of São Paulo. He was the Adjunct Secretary of the Strategic Management Secretariat of the State of São Paulo from January 1995 to January 2002. Mr. Nogueira Filho’s business address is Costa Carvalho, 300, São Paulo, SP, Brazil.

Reinaldo José Rodriguez de Campos (60). Mr. Campos has been Corporate Management Officer since November 2002. He holds a degree in electric engineering from the Universidade Mackenzie in São Paulo. Mr. Campos worked at Companhia Energética de São Paulo––CESP in two periods: from 2001 to 2002 as Director of Administration and from 1975 to 1999 in several positions, including as Director of Generation and Transmission of Energy. He was a Technical Director at Companhia de Transmissão de Energia Elétrica Paulista––CTEEP in 1999 and worked as a consultant at Administradora de Serviços do Mercado Atacadista de Energia Elétrica––ASMAE from 1999 to 2001. Mr. Campos was a member of the board of directors of Operadora Nacional do Sistema Elétrico––ONS from 1998 to 1999. He held several positions at Companhia Paulista de Força e Luz––CPFL from 1968 to 1975. Mr. Campos’ business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

José Everaldo Vanzo (60). Mr. Vanzo has been Technology and Planning Officer since February 2004. Mr. Vanzo holds a degree in civil engineering from Escola de Engenharia de São Carlos-USP, and he has a specialization in Public Health Engineering from Faculdade de Saúde Pública–USP. He also holds a degree in law from Faculdade de Direito de Franca and has a MBA from Universidade de São Paulo/Faculdade de Economia e Administração. He has been working for Sabesp since 1977 in several other positions. Mr. Vanzo’s business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

Paulo Massato Yoshimoto (52). Mr. Massato has been Metropolitan Distribution Officer since February 2004. He holds a degree in civil engineering from Escola de Engenharia de Lins. He has been employed by Sabesp since 1983 in several positions. He was at Water Production Department from March 2003 to January 2004. Mr. Massato’s business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

Rui de Britto Álvares Affonso (47). Mr. Affonso has been Economic and Financial Officer and Investor Relations Officer since July 2003. Mr. Affonso holds a degree in economics from the Universidade de São Paulo - USP, a masters and a doctoral degree in economics from Universidade Estadual de Campinas - UNICAMP. He has been a professor at Instituto de Economia da Universidade Estadual de Campinas - UNICAMP since 1986, a professor at Faculdade de Economia e Administração - USP from 1983 to 1999, and a Director of Public Economy at FUNDAP from 1994 to 2003. He also represents Brazil on the Board of the Forum of Federations (a non-governmental entity based in Canada) since 2000. Mr. Affonso has also held several positions at State Government. Mr. Affonso’s business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

Enéas Oliveira Siqueira (57). Mr. Siqueira has been a Regional Systems Officer since February 2004. He holds a degree in civil engineering from Universidade de Taubaté and a post-graduation degree in City Management from FAAP - Fundação Álvares Penteado. He has been working for Sabesp since 1974. Mr. Siqueira represents Sabesp in the Comitê das Bacias Hidrográficas do Rio Paraíba do Sul (a special committee on the hydric resources of the Paraíba do Sul river) since its foundation in 1994, and in the Comitê de Integração da Bacia do Rio Paraíba do Sul - CEIPAV since 1997. Mr. Siqueira’s business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

Conselho Fiscal

Our Conselho Fiscal, or fiscal council, which is established on a permanent basis and generally meets once a month, consists of five members and five alternates elected at the annual shareholders meeting for renewable one-year terms. The primary responsibility of the Conselho Fiscal, which is independent from management and from the external auditors appointed by our Board of Directors, is to review our financial statements and report on them to our shareholders. The fiscal council may, under certain conditions, call an annual shareholders’ meeting or a special shareholders’ meeting.

The current members and alternate members of our Conselho Fiscal were elected in the annual shareholders’ meeting held on April 29, 2005. The tenure of the members and alternate members of our Conselho Fiscal will end upon the election of the new members and alternate members at the annual shareholders’ meeting to be held in April 2006.

The following are the current members and alternate members of our Conselho Fiscal:

Conselho Fiscal Members	Alternates
Francisco Martins Altenfelder Silva	Vanildo Rolando Neubauer
Jorge Michel Lepeltier	Flávio Stamm
Dilma Seli Pena Pereira	Sandra Maria Giannella
Carlos Alberto Pontelli	Guilherme Luis da Silva Tambellini
Maria de Fátima Alves Ferreira	Arthur Corrêa de Mello Netto

Corporate Governance Practices

The significant differences between our corporate governance practices and the New York Stock Exchange standards can be found on our website, www.sabesp.com.br. The information found at this website is not incorporated by reference into this document.

Compensation

Pursuant to the Brazilian Corporate Law, our shareholders are responsible for establishing the aggregate amount of compensation we pay to the members of our Board of Directors, members of our fiscal council and our executive officers. Our Board of Directors will determine the individual levels of compensation paid to each director, executive officer and fiscal council member based on this aggregate amount.

For the year ended December 31, 2004, the aggregate compensation, including benefits in kind granted, that we paid to members of our Board of Directors and to our executive officers for services in all capacities was approximately R$1.8 million. In addition, in 2004, the executive officers accrued pension benefits of approximately R$0.3 million, and we have set aside R$0.3 million with respect to such pension benefits. The members of our Board of Directors did not receive any such benefits.

None of our directors and executive officers is party to an employment contract providing for benefits upon termination of employment, except for those officers who are also our employees, in which case they are granted all benefits regularly applicable. We do not have stock-option plans for our directors and executive officers.

Employees

At December 31, 2004, we had 17,735 full-time employees. During 2004, we had an average of 845 trainees.

The following table sets forth the number of our full-time employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2002	2003	2004
Total number of employees	18,505	18,546	17,735
Number by category of activity:
Technical and operations	11,773	11,287	11,474
Administration	3,078	3,850	2,997
Finance	712	894	621
Marketing	2,942	2,515	2,643
Number of employees by geographic location:
Head office	1,483	1,351	1,257
Sao Paulo Metropolitan Region	9,425	9,642	9,055
Regional Systems	7,597	7,553	7,423

The average tenure of our employees is approximately 14 years. We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security. We believe that our relations with our employees are generally satisfactory.

Substantially all of our non-managerial employees are members of unions. The three main unions that represent our employees are the Sindicato dos Trabalhadores em Água, Esgoto e Meio Ambiente de São Paulo—SINTAEMA, Sindicato dos Trabalhadores da Região Urbana de Santos, São Vicente, Baixada Santista, Litoral Sul e Vale Ribeira—SINTIUS, and the Sindicato dos Engenheiros do Estado de São Paulo—SEESP. Every year we negotiate collective bargaining agreements, which establish the level of compensation and other benefits of our employees.

Our most recent collective bargaining agreements, which became effective on May 1, 2005 and will expire on April 30, 2006, do not contemplate total job protection for our employees. However, we have a formal understanding with the unions that represent our employees that we would not dismiss more than 2.0% of our current employees before April 30, 2006.

We have experienced the following strikes in the last five years, none of which interrupted essential services: a two-day strike in December 1999, a five-day strike in January 2000, a two-day strike in June 2000, a one-day strike in September 2001, a one-day strike in November 2001, a two-day strike in June 2002, a two-day strike in May 2003, a two-day strike in May 2004 and a three-day strike in June 2005. Under Brazilian law, our non-administrative employees are considered “essential employees” and therefore are limited in their right to strike.

Profit Sharing and Pension Plans

We have established a defined-benefit pension and benefits fund (Fundação Sabesp de Seguridade Social, or SABESPREV) to provide our employees with retirement and pension benefits. This pension plan provides defined benefit payments to former employees and their families. Both we and our employees make contributions to the pension plan. Our contributions include the responsibility assumed relating to service prior to the constitution of SABESPREV, which is payable up to February 2011. We made contributions to the pension plan totaling R$11.1 million in 2002, R$11.6 million in 2003 and R$10.3 million in 2004. See note 12 to our financial statements. Based on independent actuarial reports, as of December 31, 2004, our obligation under this plan was R$328.6 million.

On May 29, 2001, a Federal law was enacted which, among other things, limits the amount mixed capital companies, like us, may contribute to their pension plans. Specifically, the ordinary contributions we make to our pension plans may not exceed the contributions made by the beneficiaries of these plans.

In August 1996, we established a profit-sharing plan for all employees who have been employed for at least six months. In 1999, we did not pay any profit-sharing amounts to our employees due to State Decree No. 43,794, which prohibited any profit-sharing amounts to be paid in 1999 to employees of state-controlled companies, including us. On April 14, 2000, the State issued Decree No. 44,836 which allows for the payment of profit-sharing amounts on an exceptional basis provided that specific authorizations are obtained by us from the Wages Policy Commission (Comissão de Política Salarial). We have obtained such authorization every year since 2000 and therefore paid profit-sharing amounts to our employees during this period. On October 2, 2000, we entered into a collective bargaining agreement with the unions that represent our employees, which established a new profit-sharing plan for all employees who have been employed for at least three months. Under the profit-sharing plan, we, after negotiations with the employee labor unions, set annual company-wide and business unit-specific operational and financial targets. Payments can be in an aggregate amount of up to the equivalent of our total payroll for one month and are made to the extent of achievement of such targets. In the past, one-quarter of the profit-sharing payments was made to the extent that company-wide targets were satisfied, while the other three-quarters were made to the extent the business unit-specific targets were reached. The profit-sharing payments were reduced, on a pro rata basis, if the targets were not fully satisfied and payments were made semi-annually. We recorded profit-sharing expenses of R$34.7 million in respect of 2002, R$40.0 million in respect of 2003 and R$40.3 million in respect of 2004. We believe that the profit-sharing plan has, in the past, contributed to increased employee productivity. We do not have a stock-option plan for our employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholder

Our outstanding share capital as of December 31, 2004 consisted of 28,479,577,827 common shares, without par value. Under our by-laws and the laws of the state of São Paulo, the State is required to own at least one-half plus one of our outstanding common shares. All of our shareholders, including the State, have the same voting rights.

The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of December 31, 2004.

	Common shares
	Shares	%
State of São Paulo	14,313,511,872	50.3
Directors and executive officers of Sabesp(1)	90,016	0.0
Others(2)	14,165,975,939	49.7

Total(3)	28,479,577,827	100.0

(1)	Our directors and executive officers collectively own less than 0.1% of our outstanding common shares.
(2)	According to an announcement made by Alliance Capital Management L.P. (“Alliance Capital”) dated November 16, 2004, Alliance Capital beneficially owned 6.0% of our common shares through funds and investment companies controlled by it.
(3)	As of December 31, 2004, our outstanding common shares were held by 2,856 registered shareholders.

Related Party Transactions

Transactions with the State

We have entered into extensive transactions with the State, which is our controlling shareholder, and we expect to continue to do so. The State is our largest customer, it owns some of the facilities we use in our business, it is one of the governmental entities that regulate our business, and it has assisted us in obtaining financing on favorable terms.

Many of our transactions with the State reflect policies of the State that depend on decisions of elected officials or public servants and are accordingly subject to change. They may be particularly open to reconsideration following State elections, which are next scheduled to be held in October 2006. Among the practices that could change are those described below concerning the application of dividends to offset accounts receivable from the State, the provision of State guarantees, and the terms on which we use state-owned reservoir facilities.

Provision of Services

We provide water and sewage services to the Federal Government, the State and municipal governments and government entities in the ordinary course of our business. Sales of water and sewage services to the State, including State entities, totaled approximately R$264.0 million during the year ended December 31, 2004. Our accounts receivable from the State totaled R$245.6 million as of December 31, 2004. In addition, as required by law, we invest our cash and cash equivalents with government financial institutions in short-term securities.

Payment of Pensions

Pursuant to a law enacted by the State, certain former employees of some State -owned companies which merged to form our company, who provided service to us between our inception and 1974, when such law was prospectively repealed, acquired a legal right to receive supplemental pension benefit payments (which rights are referred to as “Plan G0”). These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor. During 2004, we made payments to former employees of R$85.3 million in respect of

Plan G0. The State did not make any reimbursements in this period. See note 6 to our financial statements. The amount owed to us by the State for reimbursement of these costs was R$576.3 million as of December 31, 2004. The State, however, has not agreed with this amount. We have undertaken to conduct a joint inquiry with the State with respect to the methodology employed in determining such reimbursement amounts to ensure we reach a mutual agreement.

Agreements with the State

In September 1997, we and the State entered into a memorandum of understanding providing that we would, in effect, apply dividends we declared that were otherwise payable to the State to offset accounts receivable in connection with the provision of water and sewage services to the State and its controlled entities. In 1998, 2000 and 2001 we applied dividends, in the form of interest on shareholders’ equity, in an aggregate amount equal to R$1,215.6 million due to the State in respect of its shareholding in us to settle a portion of the unpaid accounts receivable from the State. In 1999, we did not pay dividends or other distributions to our shareholders.

On December 11, 2001, we entered into an agreement with the State and the State Department of Water and Energy. Pursuant to this agreement, the State acknowledged and agreed, subject to an audit by a State-appointed auditor, to pay us amounts it owed us in respect of:

•	water and sewage services we provided to governmental agencies, State-owned autonomous entities and foundations through December 1, 2001 in the amount of R$358.2 million; and

•	supplemental retirement and pension benefits we paid from March 1986 to November 2001 on behalf of the State to former employees of the State-owned companies which merged to form our company in the amount of R$320.6 million; as we did not reach an agreement regarding such amounts, a joint inquiry has commenced in order to ensure agreement between us and the State.

As a result, R$649.1 million of these amounts became a long-term receivable from the State in our financial statements on December 31, 2001.

The agreement provided that the State Department of Water and Energy would transfer to us ownership of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, which make up the Alto Tietê System, and that the fair value of these assets would reduce the amounts owed to us by the State.

Under the December 2001 agreement, in July and August 2002, a State-owned construction company (Companhia Paulista de Obras e Serviços—CPOS), on behalf of the State, and an independent appraisal firm (ENGEVAL—Engenharia de Avaliações), on our behalf, presented their valuation reports relating to the reservoirs. Under the agreement, the arithmetic average of these appraisals is deemed the fair value of the reservoirs. The appraisals contained in these reports were in the amounts of R$335.8 million and R$341.2 million, respectively. Because we had already made investments in these reservoirs by then, the arithmetic average of the appraisals submitted to our Board of Directors by August 2002, R$300.9 million, was net of a percentage corresponding to these investments. Our Board of Directors approved the valuation reports.

Under the December 2001 agreement, for amounts due in excess of the fair value of the reservoirs, the State is to make payments in 114 consecutive monthly installments, with the first payment to be made upon the latest of (1) 210 days after the date of the agreement, (2) agreement by the parties on the fair value of the reservoirs and (3) conclusion of the audit by a State-appointed auditor of amounts owed. The nominal amount owed by the State would not be indexed to inflation or earn interest if there was a delay in concluding the appraisal of fair value. The installments will be indexed on a monthly basis by the IGP-M, plus 6.0% per year, starting on the date the first installment becomes due.

On October 29, 2003, the Public Attorney of the State (Ministério Público do Estado de São Paulo), on behalf of the people of the State, brought a civil public action in a Trial Court of the state of São Paulo (12a Vara da Fazenda Pública do Estado de São Paulo) alleging that a transfer to us of ownership of the Alto Tietê System reservoirs from the State Department of Water and Energy of the State would be illegal. An injunction against the transfer of ownership of such reservoirs was granted but was later reversed. However, in October 2004, the court ruled in favor of the Public Attorney of the State, which ruling we believe relates only to the illegality of the transfer of the reservoirs. In response, we filed an appeal which is pending final decision and the State successfully filed an action suspending the lower Court’s decision until final judgment is reached by the Court of Appeals of the state of São Paulo (Tribunal de Justiça do Estado de São Paulo). We are unable to predict whether we will succeed in appealing such decision. However, we currently do not expect that an eventual unfavorable decision would have material adverse effect on our business and financial condition.

The December 2001 agreement also provided that the legal advisors of the State would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to us by the State. Our management does not expect these analyses to differ significantly from the amounts we have recorded in respect of these amounts. The commencement of payments with respect to pension amounts owed to us by the State has been postponed until these analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs described above are formalized. In addition, the transfer of these reservoirs is currently being disputed and we are not certain whether such transfer will be legally allowed, as discussed above. Under the December 2001 agreement, the original first payment was to be made in July 2002. Based on Official Notice No. 53/2005 of the State Capital Defense Council (CODEC), dated March 21, 2005, negotiations are still ongoing between the Company and the State with a view to restatement of the debt for supplemental retirement and pension benefits, under the terms defined in the December 2001 agreement, including amounts due after November 2001. These negotiations will be consolidated in a second amendment to the December 2001 agreement. The Company will retain FIPECAFI to validate the actual values to be reimbursed by the State, provided by the Office of the State Attorney General. See note 6 to our financial statements.

At a meeting held on January 30, 2002, our Board of Directors unanimously declared dividends, in the form of interest on shareholders’ equity, in an aggregate amount of R$489.8 million. This distribution was paid on June 25, 2002, to shareholders of record as of February 7, 2002. Accordingly, the State was entitled to receive R$432.7 million of this distribution and we paid the State R$347.3 million of this amount. The State applied approximately R$202.3 million of the dividend it received to settle current accounts receivable owed by the State or its controlled entities. We have withheld the remaining share of the dividend that the State was entitled to pending the State’s payment of certain accounts receivable owed to us.

At a meeting, our Board of Directors reviewed our 2002 budget, which incorporated the payment to the State, and one of our directors voted against us making such payment. We cannot assure you that our minority shareholders will not contest the payment of a cash distribution to the State on the grounds that it is inconsistent with the September 1997 protocol of understanding.

On April 29, 2002, our Board of Directors declared dividends, in the form of interest on shareholders’ equity, in an aggregate amount of R$108.2 million, paid in June 2003 to shareholders of record as of June 17, 2002. The State applied the entire amount of this dividend, or R$77.4 million, to accounts receivable owed to us.

On April 24, May 29, and November 20, 2003, and on January 8, 2004, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in aggregate amounts of R$40.2 million, R$118.2 million, R$154.9 million and R$190.8 million, respectively. These dividends were paid on June 29, 2004.

On February 26, 2004, December 16, 2004 and January 13, 2005, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$39.3 million, R$85.4 million and R$28.2 million, respectively to be paid within 60 days after our 2005 annual shareholders’ meeting.

On April 28, 2005, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$38.2 million, to be paid within 60 days after our 2006 annual shareholders’ meeting.

On March 22, 2004, we and the State executed the First Amendment to the December 2001 agreement. Under this amendment, the State acknowledged a debt owed to us of R$581.8 million, related to unpaid accounts receivable from the State until February 29, 2004, and we acknowledged the aggregate amount of R$518.7 million due to the State as dividends in the form of interest on shareholders’ equity. See note 6 to our financial statements.

Accordingly, we and the State agreed to set-off each other’s credit up to the limit of R$360.7 million in seven equal and consecutive monthly installments from June to December 2004. The remaining amount of R$221.1 million of the State’s consolidated debt will be paid in 60 consecutive installments of R$3.7 million which began on May 30, 2004. These installments will be indexed according to the IPCA on a monthly basis which began in March 2004, plus an interest rate of 0.5% per month, except for the first twelve installments, which shall be paid at the nominal amount without any indexation or interest applied, the aggregate amount of which being R$44.2 million.

We will use any value due from us to the State that is not used to set-off the accounts as described above to discharge any amounts accrued and not paid by the State in relation to its consumption of water and sewage services after March 2004.

This amendment did not alter the payment terms and conditions related to the supplemental retirement and pension benefits we pay on behalf of the State, which remain governed by the terms of the December 2001 agreement itself.

As of December 31, 2004, the amounts owed to us by the State for the provision of water and sewage services included R$245.6 million, which was considered overdue as of February 29, 2004. This amount does not include R$105.5 million which the State agreed to apply in respect of dividends payable to it as part of its agreements with us as discussed above. As of December 31, 2004 the State owed us an additional R$48.5 million in accounts receivable related to the provision of water and sewage services rendered from February 2004. With respect to reimbursement for pensions paid on behalf of the State, the State owed us R$576.3 million as of December 31, 2004 (R$320.6 million of which was acknowledged by the State in the December 2001 agreement with us subject to a further audit which has not yet occurred). We expect amounts owed to us by the State for water and sewage services and reimbursements for pensions paid to increase in the future. We have not established any provisions for any amounts due to us by the State, because we expect to recover these amounts and loss is not considered probable.

Investment of Liquid Assets

Our cash and cash equivalents invested with State financial institutions in short-term securities amounted to R$72.8 million as of December 31, 2004.

Government Guarantees of Financing

In some situations, the Federal Government, the State or government agencies guarantee our performance under debt- and project-related agreements.

On December 17, 1992, the State entered into a loan agreement with the International Bank for Reconstruction and Development in the amount of U.S.$119.0 million. This loan was guaranteed by the Federal Government and its proceeds were designated to finance the environmental clean-up of the Guarapiranga basin. Pursuant to this agreement, we would receive a loan from the State to be used in the expansion of the wastewater collection network and sewage treatment facilities in the Guarapiranga Reservoir. As a result, on March 12, 1993, we and the State entered into an agreement pursuant to which the State transferred to us U.S.$37.0 million of this loan, which loan amount was increased to U.S.$42.5 million pursuant to an amendment entered into between the State and us in September of 1999. We have pledged three of our properties as collateral for this financing. As of December 31, 2004 our outstanding debt relating to this loan was approximately U.S.$11.8 million.

The State has also guaranteed a portion of our repayment obligations under loan agreements that we entered into with the Federal Government in 1994 and with Caixa Econômica Federal from 1996 to 1998. The State has provided guarantees for a portion of the amount owed to the Federal Government under loan agreements signed with Banco do Brasil, which totaled R$2,335.0 million as of December 31, 2004. Our obligations under the loan agreements we entered into with Caixa Econômica Federal amounted to R$498.0 million as of December 31, 2004.

On August 6, 2004, we entered into a credit agreement with the Japan Bank for International Cooperation for the financing of the Environmental Recovery Program for the Santos Metropolitan Region, which was guaranteed by the Federal Government for an aggregate principal amount of R$588.0 million. In addition to the amount received under the JBIC credit agreement, we intend to invest up to R$493.0 million in this program. In addition, we are currently negotiating with BNDES and Caixa Econômica Federal for additional loans to finance portions of our capital expenditure program.

Use of State-Owned Reservoir Facilities

We currently use the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by another company controlled by the State. We currently do not pay any fees with respect to the use of these reservoirs. We are, however, responsible for maintaining them and funding their operating costs. The State incurs no operating costs on our behalf. If these facilities were not available for our use, we would have to obtain water from more distant sources, which would be more costly.

The arrangement not to pay any fees to the State for the use of certain reservoirs of the Alto Tietê System is addressed by a number of formal agreements first entered into on March 31, 1992 and on April 24, 1997 and later amended on March 16, 2000 and on November 21, 2001. As part of these arrangements, we agreed to fund 100.0% of the estimated costs of the 1992 agreement equal to R$27.8 million and 75.0% of the 1997 agreement equal to R$63.4 million which was already disbursed, and the Government of the State, through the State Department of Water and Energy, agreed to fund approximately 25% of the estimated costs of the 1997 agreement equal to R$21.1 million, to construct ducts, tunnels and other facilities to interconnect the Tietê River with the Biritiba and Jundiaí reservoirs and with other bodies of water in exchange for our use of the reservoirs over a 30-year period. The amendments to the 1997 agreement increased our obligations under such agreement by R$5.9 million.

We have the right to draw water and release emissions into the reservoirs in the Alto Tietê system over a 30-year period which began in 1997.

Our use of the Billings and Guarapiranga reservoirs is provided for through a grant issued by the State Department of Water and Energy. We have the right to use these reservoirs as long as we remain responsible for maintaining them and funding their operating costs.

Water Use Incentive Agreements

We have entered into agreements with public entities, including State entities and municipalities, that manage approximately 5,000 properties under which we provide these entities with a 25.0% tariff reduction for the water and sewage services we provide if such entities implement our program for the rational use of water, which includes a reduction of at least 10.0% in water consumption. These agreements are valid for a period of 12 months with automatic renewal for equal periods. Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

Transactions with SABESPREV Pension Fund

SABESPREV is the funded defined-benefit pension plan that we established to provide our employees with retirement and pension benefits. The assets of SABESPREV are independently held, but we nominate the majority of directors of SABESPREV. Both we and our employees make contributions to the pension plan. We contributed R$11.6 million during 2003 and R$10.3 million during 2004.

On May 29, 2001, a Federal law was enacted which, among other things, limits the amount mixed capital companies, like us, may contribute to their pension plans. Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of such plans. Studies have been undertaken in order to cure the deficit with respect to the current plan and transform it into a defined contribution plan.

ITEM 8. FINANCIAL INFORMATION

Consolidated statements and other financial information

See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements”.

Legal Proceedings

Labor Proceedings

In October 1989, the São Paulo Water, Sewage and Environment Service Workers Union (Sindicato dos Trabalhadores em Água Esgoto e Meio Ambiente de São Paulo—SINTAEMA) commenced a lawsuit, on behalf of our employees, against us in the Labor Court (Justiça do Trabalho), alleging that we had violated Brazilian labor laws and collective bargaining contracts when we ceased making certain payments to 21,337 of our employees in 1989. Those payments related to previously mandated inflation-related index adjustments to such employees’ wages and salaries, which, due to a change in applicable law, we had ceased making. In November 1995, the Labor Court issued a decision in favor of SINTAEMA, although it never ruled with respect to the amount of damages payable by us. We appealed the decision of the Labor Court and in April 1997 lost the appeal. We appealed this decision to the Superior Labor Court (Tribunal Superior do Trabalho) and the Superior Court ruled against us. However, we filed a motion to vacate (ação rescisória), seeking the annulment of the Superior Court ruling and obtained a favorable decision. SINTAEMA appealed this decision and a final ruling is yet to be issued by the Supreme Court.

On January 9, 1990, SINTAEMA initiated a lawsuit against us, alleging that we had failed to pay certain employee benefits and were required to make a penalty payment to SINTAEMA under a then existing collective bargaining agreement. On July 31, 1992, the Labor Court issued a ruling against us, but did not award damages to SINTAEMA at that time. We and SINTAEMA are currently engaged in negotiations concerning the amount to be paid by us. We also filed a writ of mandamus seeking a court decision establishing that the penalty imposed against us is excessive since it exceeds the principal amount by a large margin. Our request was denied by the courts and the lawsuit is now awaiting a final decision at Superior Labor Court (Tribunal Superior do Trabalho). We currently cannot predict the amount that we will be required to pay to SINTAEMA, but we do not believe that the final outcome of this matter will have a material adverse effect on our business, results of operations, financial condition or prospects.

We are defendants in approximately 1,700 labor proceedings and in one civil public action initiated by and on behalf of some of our current and former employees relating to certain benefits awarded by Law No. 4,819, of August 26, 1958. Approximately 40 of these plaintiffs are also seeking the same benefits in the civil courts. In all cases, we claim that the State, and not us, is responsible for the payments due to the plaintiffs. Some labor and civil proceedings have been ruled upon by the lower courts, but no final decision has been issued in any of the legal proceedings as of the date of this annual report. An injunction was granted at the first instance in the civil public action to compel us to pay the benefits awarded by Law No. 4,819 to all plaintiffs in that lawsuit. As of the date of this annual report, we and the State have not agreed on the amounts to be reimbursed. The civil public action is now awaiting decision on the merits.

We are party to other lawsuits and administrative proceedings involving SINTAEMA and current and former employees. We do not believe that any liabilities relating to these other lawsuits or administrative proceedings will have a material adverse effect on our business, results of operations, financial condition or prospects.

As of December 31, 2004, we had established a provision totaling R$25.9 million with respect to potential damages in lawsuits and administrative proceedings involving present and former employees, including the lawsuit described in the preceding paragraphs, based on calculations made by our legal and human resources departments.

Tax Proceedings

On May 28, 1999, we filed a lawsuit challenging a law enacted in 1998 that expanded the definition of revenue subject to public service taxes (Programa de Formação de Patrimônio do Servidor Público—PASEP) and increased the social security contribution tax (Contribuição para Financiamento da Seguridade Social—COFINS) rate. However, in July 2003, we withdrew our lawsuit and included the amounts owing under this lawsuit and the amounts due under the REFIS program (a tax recovery program), in another program called PAES, which is an alternative payment plan for taxes owed. In accordance with the PAES tax recovery program, we are paying amounts subject to the settlement agreement in 120 monthly installments, which began in July 2003. As of December 31, 2004, the amount due under the PAES program was R$308.6 million.

We initiated legal action in July 1999 to challenge the creation by the Municipality of City of São Paulo of a tax on the use of public areas. The tax would apply to our water and sewage mains and other installations located in public areas. Based on the advice of our internal legal counsel, we believe that this municipal tax is unlawful because it was established by a municipal decree instead of a municipal statute. We are currently disputing the creation of this tax and any related tax assessment. On May 11, 2000, the trial court of the state of São Paulo (12a. Vara da Fazenda Pública do Estado de São Paulo) issued a decision upholding this municipal tax. We have appealed the trial court decision to the Court of Appeals of the state of São Paulo (Tribunal de Justiça do Estado de São Paulo). A recently approved law enacted the tax on the use of public areas in the city of São Paulo. In April 2004, we filed a request for injunction seeking the suspension of the tax assessment by the municipality. The injunction was granted on first instance and we are now awaiting decision on the merits. We currently cannot estimate the potential increase in our expenses if we were required to pay this tax or if any future assessment of this tax will be retroactive to 1999. To date, we have not established a provision for any potential expense arising from the newly-created municipal tax.

We also took legal action to challenge a City of São Paulo municipal law enacted in December 2002 that revoked our blanket exemption from municipal taxes. As a result of the loss of our exemption from municipal taxes, we may be subject to a tax on services charged at a rate of 5.0% on our gross revenue from water and sewage services. Our request for an injunction against the municipality was granted by the trial court of the state of São Paulo (11a. Vara da Fazenda Pública do Estado de São Paulo), and such injunction was maintained after the filing of an appeal by the municipality. However, on May 5 2005, the lower court issued a decision against us. We intend to appeal such decision to the fullest extent permissible by law. To date, we have not established a provision for any potential expense arising from the loss of our exemption from municipal taxes. We are currently in the process of estimating the potential increase in our expenses in case the lower court’s decision is upheld.

In November 2004, we took legal action against the Municipality of Bragança Paulista against the imposition of a new charge over the use of public areas for the installation of water and sewage mains for the provision of public sanitation services. On February 16, 2005, we were granted an injunction suspending the imposition of this charge and preventing the municipality from collection of any current or future amounts due in respect of this change until there is a final decision on the merits. As of the date of this annual report, no decision on the merits has been reached.

We cannot predict the outcome of any of these lawsuits nor can we assure you that, in the event of an adverse decision, we will be able to pass through to our customers by increasing tariffs any increase in our deductions from gross revenue, operating expenses or other expenses.

Condemnation Proceedings

We are party to a significant number of condemnation proceedings arising from the partial or total expropriation or use of private property for water mains, sewer lines and facilities. Under Brazilian law, the State or the relevant municipality is entitled to condemn private property to the extent required for the construction, development or improvement of parts of water and sewage systems operated by us. However, we are required to provide compensation to affected property owners based upon appraised fair market values. Although we generally provide compensation to property owners on the basis of negotiated settlements, we are party to many lawsuits related to compensation awards. As of December 31, 2004, we estimated that we will be required to make payments totaling R$280.0 million with respect to all condemnation matters. We do not believe that the pending condemnation proceedings will, individually or in the aggregate, have a material adverse effect on our business, results of operations, financial condition or prospects.

Other Legal Proceedings

We are party to a series of lawsuits initiated by the municipality of Ferraz de Vasconcelos in 1997, seeking payment of penalties in the aggregate amount of R$66.4 million, which we allegedly owe for damages caused during construction in the municipality. Several of these lawsuits have already been rejected by lower courts but are still subject to appeal. Although we are not able to predict the final outcome of the lawsuits, we believe that they will not have a material adverse effect on our business, results of operations, financial condition or prospects.

In December 1997, the municipality of Santos enacted a law expropriating our water and sewage systems in Santos. In response, we filed an action seeking an injunction against this expropriation, which was denied by the lower court. This decision was later reversed by the Court of Appeals of the state of São Paulo, which issued a preliminary order suspending that law. On August 2, 2002, a decision on this matter was rendered in our favor by a lower court, but that decision remains subject to appeal, and we can give no assurance that the ultimate determination will be favorable to us. Despite the pending lawsuit, we continue to provide water and sewage services to Santos.

In connection with discussions we had with the municipality of Presidente Prudente, we filed a suit against the municipality seeking a court decision determining the continuation of the concession agreement that we have with that municipality until the indemnification payment owed to us in connection with the return of water and sewage system of the Presidente Prudente is made. A final decision has not yet been rendered but the lower court has issued a preliminary decision in our favor.

In addition, we are party to a number of proceedings with the Public Prosecution Office and several municipalities which have contested our right to charge a tariff for sewage services provided as opposed to charging a fixed fee for these services. In most of these proceedings, we have received decisions in our favor. We do not believe that the final outcome of these proceedings will have a material adverse effect on our business, results of operations, financial condition or prospects.

We are party to civil public actions brought by municipalities that seek cessation of the collection of fees relating to sewage services, alleging that we do not treat the sewage in such municipalities and that we failed to make certain investments in sewage treatment systems as provided in the relevant concession agreements. In addition, we are being sued by the Public Prosecution Office of the state of São Paulo as well as some non-governmental organizations through a number of environmental civil public actions (i) aiming to enjoin us from releasing untreated sewage into certain local water courses, and, in some of them, (ii) seeking remedies for environmental damages, which have not yet been specified and evaluated by technical experts of the courts; and (iii) aiming to require us to install and operate sewage treatment facilities in those locations. In each case, we are subject to daily fines for noncompliance thereto. In our response to these lawsuits we emphasize that the installation and operation of sewage treatment facilities in those locations is included in our business plan and that the immediate cessation of the release of untreated sewage into the relevant local water courses would hinder us from collecting sewage – a primary necessity – in those locations, causing much more damages against the environment and public health. In most of these lawsuits, no final judicial decision has been reached by local judges, yet. Although we are not able to predict the final outcome of these lawsuits, we believe that such outcome, even if unfavorable to us, would not have a material adverse effect on our business, results of operations, financial condition or prospects.

Among those aforementioned civil public lawsuits are the following: (A) The Public Ministry of the State has brought a civil public action before the São Bernardo do Campo Court (5a. Vara Cível de São Bernardo do Campo) which seeks reparation for and cessation of environmental damage caused by us dumping sludge from our water treatment facilities into certain receiving waters. A judge issued a preliminary order that we immediately cease such dumping and established a daily R$50,000 fine for not complying with such order; however, this order has been suspended at our request. Although the lower court has issued a decision in our favor, this decision has been appealed. We currently are unable to evaluate the extent or cost of any remedy that we may be held responsible for in connection with this matter; (B) the Public Attorney of the Municipality of Paraguaçu Paulista has brought a civil public action before the Paraguaçu Paulista Courts of Law (1a. Vara de Paraguaçu Paulista) which seeks reparation for and cessation of environmental damage allegedly caused by our release of raw sewage into the Alegre River, situated in the Municipality of Paraguaçu Paulista. The lower court has issued a decision against us, requiring that we (i) cease the release of raw sewage into the Alegre River, (ii) invest in a water and sewage treatment facility in the Municipality of Paraguaçu Paulista; and (iii) pay an administrative penalty in the amount of R$116.9 million for environmental damage. The decision also imposes a daily penalty if we fail to comply with numbers (i) and (ii) above. We have appealed this decision and such decision will not be effective until a final ruling is issued on this appeal; and (C) A civil public action was brought against us by the Coordination Council for the Civil Entities of Piracicaba (Conselho Coordenador das Entidades Civis de Piracicaba) concerning the limits for water collection from the Piracicaba river and the operation of the Cantareira water distribution system. The plaintiff requests, among other things, a prohibitory injunction in order to restrict the amount of water we collect, the reduction of the Piracicaba river’s collection limit and the payment of damages to the riparian cities in order to cover the direct and indirect environmental damages caused by the installation and operation of the Cantareira water distribution system. We presented our defense in January 2004, alleging that the plaintiff has no standing to bring this action and that some of the requests are inconsistent and/or impossible. We also explained that the water collection limit was duly authorized by law and by the competent governmental agency, and that the plaintiff did not prove or specify the damages. The injunction has not yet been considered, and this action is now awaiting judgment on the first instance.

We are also party to several administrative proceedings with CETESB – Companhia de Tecnologia de Saneamento Ambiental (Environmental Sanitation Technology Company) seeking the imposition of penalties for environmental damages allegedly caused by us and other regulatory matters. However, we do not believe that the final determination in these proceedings will, individually or in the aggregate, have a material adverse effect on our business, results of operations, financial condition or prospects.

Certain construction service contractors have filed claims in court against us alleging underpayment of inflation indexation adjustments and monetary losses incurred in connection with introduction of the real. Based on advice from our legal counsel, and due to new claims arising in 2002, we increased our provision for these claims to R$174.4 million in 2004 to meet probable losses arising from unfavorable decisions in these actions.

Approximately 680 lawsuits have been brought by our commercial customers that claim that their tariff rates should be equal to those of another category of customers and, consequently, seek the reimbursement of the difference between the amounts we charged and collected and those tariffs. We have obtained final decisions both in favor and against us in these lawsuits, and, as of December 31, 2004, we have established a provision in the amount of R$219.0 million with respect to these lawsuits. We cannot predict, however, the amounts we would have to pay to these customers if they were to prevail in their lawsuits, nor can we provide assurance that new lawsuits will not be brought by other customers on similar grounds. However, we do not believe that the final determinations in these matters will, individually or in the aggregate, have a material adverse effect on our business, results of operations, financial condition or prospects.

The Association of Distinguished Bars and Restaurants (Associação de Bares e Restaurantes Diferenciados —ABREDI) has initiated several lawsuits to challenge the 10.0% penalty fee we charge on late water and sewage payments. In several of these cases, lower courts have dismissed the lawsuits based on the lack of standing by the plaintiff to initiate such a lawsuit. In other cases, the lawsuits were dismissed because a civil public action with respect to the same matter was already being heard at the civil courts of the state of São Paulo. Notwithstanding these legal proceedings, we have reduced to 2.0% the penalty fee we charge on late bill payments by all of our customers. Although we are not able to predict the final outcome of these lawsuits, we believe that they will not have a material adverse effect on our business, results of operations, financial condition or prospects.

On October 29, 2003, the Public Attorney of the State (Ministério Público do Estado de São Paulo), on behalf of the people of the state of São Paulo, brought a civil public action in a Trial Court of the state of São Paulo (12a. Vara da Fazenda Pública do Estado de São Paulo) alleging that a transfer to us of ownership of the Alto Tietê System reservoirs from the State Department of Water and Energy of the State would be illegal. An injunction against the transfer of ownership of such reservoirs was granted but was later reversed. However, in October 2004, the court ruled in favor of the Public Attorney of the State, with respect to the illegality of the transfer of the reservoirs. In response, we filed an appeal which is pending final decision and the State successfully filed an action suspending the lower Court’s decision until final judgment is reached by the Court of Appeals of the state of São Paulo (Tribunal de Justiça do Estado de São Paulo). We are unable to predict whether we will succeed in appealing such decision. However, we currently do not expect that an eventual unfavorable decision would have a material adverse effect on our business and financial condition.

In December 1996, we commenced legal action to collect payment due from Diadema. The lower courts have issued a decision against us and in November 2000 we appealed this decision. As of April 2004 the appeal had not yet been decided. This legal action was followed by several other related legal proceedings, some of which are currently pending. A class action suit and an annulment action have been decided with favourable results for us. We entered into a settlement agreement with Mauá at the time the concession was terminated in which Mauá agreed to make the payments owed to us in connection with the return of water and sewage systems. However, to date Mauá has not yet made any payments to us under the settlement agreement. We commenced legal action in December 1996 against Mauá and a decision was issued in February 2005 by the lower court requiring Mauá to pay us the amount of R$153.2 million. This decision is subject to appeal. Diadema and Mauá are currently operating their own water and sewage systems, and we are supplying them with water on a wholesale basis. As of December 31, 2004, both Diadema and Mauá were in arrears with respect to amounts owed to us for water sold on a wholesale basis prior to 1997, as well as for a portion of water sold since 1997.

On February 25, 2003, a request for a preliminary injunction was filed against us, restricting us from disposing of sewage without due treatment, in the municipality of Lutécia. The injunction also determined that payments for water and sewage services by users be deposited with the court until we have made the necessary investment in the water and sewage system of the municipality, in addition to paying a daily fine in the amount of R$300,000 (1000 minimum salaries) in the event the case is decided against us. After submission of an expert report, the Public Prosecutor Office requested that we be sentenced to pay the amount of R$82.8 million. In anticipation of a settlement with the Public Prosecutor Office, we condemned the area and requested the respective environmental licenses for it.

On March 25, 2004, the Public Attorney’s Office filed a civil action against the Municipality of the City of Itapira, its mayor, the Municipal House of Representatives and us, claiming that Municipal Law No. 3,593/04 is unconstitutional and seeking termination of the concession agreement we entered into with the Municipality of the City of Itapira. Although an injunction was granted, the São Paulo state Court of Appeals has stayed the injunction. On March 23, 2005, the House of Representatives of Itapira approved a decree revoking the concession agreement. In addition, Municipal Law No. 3,730/05 was enacted revoking an earlier law which authorized the municipality to enter into the concession agreement with us. The municipality of Itapira has further filed an action against us aiming to repossess the assets related to the water and sewage services of that municipality and obtained an injunction to that effect. At our request, that injunction was suspended and as a result, we are currently rendering water and sewage services at Itapira. As of the date of this annual report, the decision on this litigation was pending.

On October 10, 2003, the Municipality of Monte Mor filed a lawsuit against us, seeking the additional issuance and delivery of shares by us, as consideration for our concession to render basic water and sewage services. The lawsuit was dismissed without judgment of its merits, but it is still subject to appeal.

The Municipality of Sandovalina has brought a legal action against us aiming to (i) obtain the termination of the concession executed with us and (ii) seeking remedies for environmental damages and alleged losses caused to the municipality due to our failure to provide sewage treatment, and other damages caused to public property. We have responded with a counterclaim requiring the municipality to pay R$115,400 related to the supply of water from December 1999 to August 2003. We are also seeking the payment of a contractual indemnification based on the early termination of the contract. We are currently operating the water and sewage systems of Sandovalina, and the lawsuit is still in the fact-finding phase.

On April 11, 2003, we entered into an agreement with the Labor Public Attorney’s office called the Termo de Ajustamento de Conduta, or TAC. Under this special agreement, we agreed to ensure that no construction work is performed on our behalf by third parties using unregistered employees or without complying with safety regulations. The agreement provides for a daily R$1,000 fine for non-compliance with these obligations. The fine applies for each worker laboring under irregular conditions or each clause under default, as the case may be. The agreement is enforceable by the Brazilian labor courts and is valid indefinitely.

We are party to a substantial number of other legal proceedings, in addition to the lawsuits and administrative proceedings discussed above, in the normal course of our business. These legal proceedings include personal injury and property damage cases, environmental proceedings, challenges to our ability to cease rendering water and sewage services upon default by our customers and a range of other matters. We have not established provisions with respect to these other legal proceedings and do not believe that such proceedings will, individually or in the aggregate, have a material adverse effect on our business, results of operations, financial condition or prospects.

Industrial and Intellectual Property

Trademarks

We have secured registration of the Sabesp design and composite trademark at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial—INPI). We have also filed applications with the INPI for registration of the trademarks “ÁGUA—VIDA—CONFORTO—SAÚDE,” “SABESFÉRTIL,” “PURA—PROGRAMA DE USO RACIONAL DA ÁGUA” and “HORA H—SABESP,” which are still under examination and are pending a final decision.

Patents

We have a patent granted by INPI covering a differential pressure gauge with digital reading. We have also filed a patent application to cover an engine-powered starting system to automatically correct product dosage in conventional dispensers by gravity and have other pending applications at the INPI.

Software

We use software systems to manage our activities which we have acquired from vendors. We have also developed certain computer programs for management and control of water and sewage treatment plants, as well as for third-party services management, called “AQUALOG,” “SGL” and “Electronic Price Quotation” (Cotação Eletrônica de Preços), and have secured registration of these programs at the INPI and the agency of trademarks. AQUALOG is the only Brazilian software designed to monitor water treatment. SGL (Bid Management System) is an electronic price quotation system that allows us to view and control all bid and acquisitions proceedings in real time.

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

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. On December 31, 2004, the balance of our legal reserve was R$172.0 million, which was equal to 5.1% of our paid-in capital.

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

Under the Brazilian corporation law, any company may, as a term in its by-laws, create a discretionary reserve. By-laws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve. We may also allocate a portion of our net profits for discretionary appropriations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by shareholders. Under Law No. 10,313 of October 3, 2001, capital budgets for more than one year must be revised at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. At December 31, 2004, we had an investment reserve of R$1,691.4 million.

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

In general, shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying our ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, which is the registered owner on the records of their registrar for our common shares. Our current registrar is Banco Itaú S.A. The depositary electronically registers the common shares underlying the ADSs with the Central Bank and, therefore, are able to have dividends, sales proceeds or other amounts with respect to these shares eligible to be remitted outside Brazil. See “Item 10. Additional Information—Regulation of Foreign Investment”.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. See “Item 10. Additional Information—Regulation of Foreign Investment”. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to December 31, 1995. See “Item 10. Additional Information—Taxation”.

Record of Dividend Payments and Interest on Shareholders’ Equity

Brazilian corporations are permitted to distribute dividends in the form of a tax-deductible notional interest expense on shareholders’ equity in accordance with Law No. 9, 249, dated December 26, 1995, as amended. The rate at which tax-deductible interest may be paid is limited to the product of the average Taxa de Juros de Longo Prazo – TJLP (a long-term interest rate published by the Brazilian government) and shareholders’ equity during the relevant period and cannot exceed the greater of:

•	50% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; and

•	50% of retained earnings. Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% or 25% if the beneficiary is resident in a tax haven. See “Item 10. Additional Information—Taxation”. The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distributable amount. Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory distributable amount. When we distribute interest on shareholders’ equity, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply. All payments to date were accounted for as part of the mandatory distribution.

The following table sets forth the distributions out of net income that we made or will make to our shareholders in respect of our 2001, 2002, 2003 and 2004 net income. All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Distributions out of net income

Year ended December 31,	Net income(1)	Payment Dates	Payment per 1,000 shares	Payment per ADS	Aggregate amount distributed(1)	Pay-out ratio(2)
	R$		R$	R$	R$	%
2001	216.2	(3)	17.20	4.30	489.8	226.6
2002	(650.5)	(4)	3.80	0.95	108.2	(5)
2003	833.3	(6)	17.70	4.42	504.1	60.5
2004	513.0	(7)	5.37	1.34	152.9	29.8

(1)	In millions of reais.
(2)	Represents distributions divided by net income.
(3)	June 25, 2002.
(4)	June 24, 2003.
(5)	Not applicable.
(6)	June 29, 2004.
(7)	Until June 29, 2005.

On February 26, 2004, December 16, 2004 and January 13, 2005, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$39.3 million, R$85.4 million and R$28.2 million respectively, to be paid within 60 days after our 2005 shareholders’ meeting. We currently are not able to determine the amount, if any, of its portion of these declared dividends that the State will apply to current and future accounts receivable owed to us by the State or its controlled entities.

Dividend Policy

We intend to declare and pay dividends and/or interest on shareholders’ equity, as required by the Brazilian corporation law and our by-laws. Our Board of Directors may approve the distribution of interest on shareholders’ equity, calculated based on our semiannual or quarterly financial statements. The declaration of dividends is annual, including dividends in excess of the mandatory distribution, and requires approval by the vote of the majority of the holders of our common shares. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our Board of Directors and shareholders. Within the context of our tax planning, we may in the future continue determining that it is to our benefit to distribute interest on shareholders’ equity.

ITEM 9. THE OFFER AND LISTING

Market Information

Market Price of Common Shares

Our common shares are traded on the São Paulo Stock Exchange under the symbol “SBSP3”. On December 31, 2004, we had 2,856 registered holders of common shares.

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

	Reais per 1,000 common shares		U.S. dollar equivalent per ADS		Average daily trading volume (in lots of 1,000 common shares)
	Low	High	Low	High
2000	128.5	211.0	17.41	29.29	20,551
2001	98.0	238.6	8.97	29.20	14,313
2002:
2003:
First quarter	74.60	100.90	5.21	7.62	43,677
Second quarter	84.45	117.49	6.33	10.30	68,442
Third quarter	100.80	136.51	8.20	11.77	59,222
Fourth quarter	125.39	168.00	10.91	14.29	48,800
2004:
First quarter	129.80	182.00	11.00	16.24	60,063
Second quarter	117.05	153.50	9.20	13.30	50,401
Third Quarter	127.20	147.05	10.94	12.36	30,735
Fourth Quarter	115.82	157.55	10.10	14.84	65,125
November	122.32	153.99	10.70	14.01	79,732
December	147.80	157.45	13.61	14.83	40,325
2005:
January	137.03	152.50	12.89	14.07	54,888
February	135.50	159.70	12.96	15.30	91,619
March	125.10	163.90	11.57	15.39	62,897
April	121.41	134.50	11.60	13.35	47,510
May	133.00	146.50	13.45	15.40	39,305

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

The table below sets forth, for the periods indicated, the reported high and low closing prices for our ADSs on the New York Stock Exchange.

	Price in U.S. dollars per ADS
	Low	High	Average daily trading volume
2002:
Second quarter (commencing May 10)	8.60	11.80	186,311
Third quarter	4.75	8.80	42,784
Fourth quarter	4.65	6.45	25,098
2003:
First quarter	5.29	7.80	17,014
Second quarter	6.33	10.05	30,020
Third quarter	8.20	11.9	83,056
Fourth quarter	10.92	14.47	69,912
2004:
First quarter	11.21	16.07	116,077
Second quarter	9.24	13.45	73,830
Third quarter	10.55	12.35	45,982
Fourth quarter	10.00	14.97	271,470
November	10.57	13.85	434,552
December	13.30	14.97	186,173
2005:
January	13.05	14.15	297,545
February	12.97	15.10	236,726
March	11.73	15.10	179,386
April	11.76	13.13	129,876
May	13.28	15.00	143,224

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

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. As of December 31, 2004, the aggregate market capitalization of the 390 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$341 billion and the 10 largest companies listed on the São Paulo Stock Exchange represented approximately 48.8% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2004, we accounted for approximately 0.50% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

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

Under the Brazilian corporation law, a company is either public (companhia aberta), such as we are, or closely held (companhiafechada). All public companies, including us, are registered with the Brazilian securities commission and are subject to reporting requirements. A company registered with the Brazilian securities commission may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Our common shares are listed and traded on the São Paulo Stock Exchange and may be traded privately subject to some limitations.

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

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the common shares underlying the ADSs must, on behalf of the depositary for our ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges ADSs for common shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless the holder obtains a new registration. See “Item 10. Additional Information—Exchange Controls—Regulation of Foreign Investment”.

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

However, under the laws of the state of São Paulo and our by-laws, the State is required to own at least a majority of our outstanding common shares.

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

Arbitration

In connection with our listing with the Novo Mercado, we, our controlling shareholders, directors and officers have undertaken to refer to arbitration any and all disputes or controversies arising out of the Novo Mercado rules or any other corporate matters. See “—Market Information” above. Under our by-laws, any disputes among us, our shareholders and our management with respect to the application of Novo Mercado rules, the Brazilian Corporate Law, the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the BOVESPA Arbitration Rules in the BOVESPA Arbitration Chamber. Any disputes among shareholders, including holders of ADSs, and disputes between us and shareholders, including holders of ADSs, will also be submitted to arbitration.

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

See also “Item 6. Directors, Senior Management and Employees”.

Material Contracts

For a description of the material contracts entered into by Sabesp and the State, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with the State of São Paulo—Agreements with the State”.

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

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “non-Brazilian holder”). It is based on Brazilian law as currently in effect, and, therefore, any change in such law may change the consequences described below. Each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in common shares or ADSs.

A holder of ADSs may withdraw them in exchange for common shares in Brazil. Pursuant to Brazilian law, investors may invest in the common shares under Resolution 2,689, of January 26, 2000, of the National Monetary Council.

Resolution No. 2,689 allows non-Brazilian investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside of Brazil.

Pursuant to Resolution 2,689, a foreign investor must: (1) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (2) complete the appropriate foreign investor registration form; (3) register as a foreign investor with the Brazilian securities commission; and (4) register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the Brazilian securities commission. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over—the-counter markets licensed by the Brazilian securities commission, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will or as a consequence of the delisting of the relevant shares from a stock exchange and the cancellation of the registration with the Brazilian securities commission.

Taxation of Dividends

As a result of the tax legislation adopted on December 26, 1995, dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us in respect of common shares, are exempt from withholding income tax. Stock dividends with respect to profits generated before January 1, 1996 are not subject to Brazilian tax, provided that the stock is not redeemed by us or sold in Brazil within five years after distribution of such stock dividends. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits were generated.

Taxation of Gains

Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not currently subject to Brazilian tax. However, according to Law No. 10,833 of December 2003, or Law No. 10,833, the disposition of assets located in Brazil by a non-Brazilian holder, whether to other non-Brazilian holder or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of it and the lack of judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

The withdrawal of ADSs in exchange for common shares is not subject to Brazilian income tax. The deposit of common shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15% or 25%, in case the holder is located in a “tax haven” (as described below), if the acquisition cost of the common shares is lower than (1) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the fifteen trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the common shares, calculated as above, shall be considered a capital gain.

Non-Brazilian holders are generally subject to income tax imposed at a rate of 15% or 25%, in case the holder is located in a “tax haven” (as described below) on gains realized on sales or exchanges of common shares that occur, off of Brazilian stock, future and commodities exchanges. Non-Brazilian holders are subject to income tax currently at a rate of 15% on gains realized on sales in Brazil of common shares that occur on the Brazilian stock exchanges unless such a sale is made by a non-Brazilian holder who is not resident in a “tax haven” (as described below) and: (1) such sale is made within five business days of the withdrawal of such common shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period, or (2) such sale is made under Resolution 2,689 by registered non-Brazilian holders who obtain registration with the Brazilian securities commission. In the two latter cases, the gains realized are exempt from income tax. Such “gain realized” is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency, without any correction for inflation, of the shares sold.

Additionally, the transactions with the common shares conducted on the Brazilian stock, future or commodities exchange are subject to a withholding income tax of 0.005% on the value of the sale or disposition (to be offset against tax due on eventual capital gains), except in case of non-Brazilian holder who is not resident in a “tax haven” (defined below) and is registered under Resolution 2,689.

There is no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of common shares under Resolution 2,689 will continue in the future or that it will not be changed in the future. Reductions in the rate of tax provided for by Brazil’s tax treaties do not apply to the tax on gains realized on sales or exchange of common shares.

Any exercise of preemptive rights relating to the common shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the common shares by a holder of common shares or by the depositary on behalf of holders of the ADSs, will be subject to Brazilian taxation at the same rate applicable to the sale or disposition of common shares.

Interest Attributed to Shareholders’ Equity

Distribution of an interest on equity charge attributed to shareholders’ equity in respect of the common shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, is subject to Brazilian withholding income tax at the rate of 15% or 25%, in case the holder is located in a “tax haven” (as described below). Such payments, subject to certain limitations, are deductible for

Brazilian income tax purposes and, as from 1997, deductible in determining social contribution on net income (the latter is not applicable to us) by us as long as the payment of a distribution of interest is credited to the shareholder’s account and approved at our general meeting of shareholders.

Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdiction

Law 9779/99, in effect as of January 1, 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary resident or domiciled in a country considered as a “tax haven” is subject to income tax withholding at a rate of 25%. “Tax havens” are considered to be places which do not impose any income tax or which impose such tax at a maximum rate of less than 20% and those where the internal legislation imposes restrictions to disclosure of the shareholding composition or the ownership of the investment. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary resident or domiciled in a “tax haven,” the income tax rate applicable will be 25% instead of 15%. Capital gains related to transactions not conducted in the Brazilian stock exchange (for “gains realized”) are subject to this 25% tax. The 25% rate is not applicable for capital gains obtained in transactions conducted in the Brazilian stock exchange, which remains subject to income tax at the rate of 15%.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by a non-Brazilian holder, except for gift and inheritance taxes, which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil within such states to individuals or entities resident or domiciled within such states in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares or ADSs.

Tax on Bank Account Transactions (“CPMF”)

As a general rule, CPMF is imposed on debits to bank accounts. Therefore, transactions by the depositary or by holders of common shares which involve the transfer of Brazilian currency through Brazilian financial institutions shall be subject to a financial transactions tax, the CPMF tax. The CPMF tax is a temporary contribution on financial transactions, at a current rate of 0.38%, despite the fact that, for some cases, transactions involving foreign investors may be exempt from CPMF. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction.

Taxation of Foreign Exchange Transactions (IOF/Câmbio)

Pursuant to Decree 4,494/2000, IOF/Câmbio may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and on the conversion of foreign currency into Brazilian currency. Except under specific circumstances, the rate of IOF tax on such conversions is currently 0%, but the Minister of Finance has the legal power to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

Tax on Bonds and Securities Transactions (IOF/Títulos)

Law 8,894/1994 created the Tax on Bonds and Securities Transactions, the IOF/Títulos, which may be imposed on any transactions involving bonds and securities, including those carried out on Brazilian futures and commodities stock exchanges. As a general rule, the rate of this tax is currently zero, although the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

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

Taxation of Dividends

The gross amount of distributions paid to you (including amounts withheld by the Brazilian taxing authority, if any, and any payments of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be treated as dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income may be included in your gross income as ordinary income when actually or constructively received by you, in the case of common shares, or when actually or constructively received by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our common shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized on a subsequent disposition of our common shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.

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

Certain dividends received by certain non-corporate U.S. Holders through taxable years beginning on or before 31 December 2008 are subject to a reduced maximum tax rate of 15% so long as (i) specified holding period requirements are met, (ii) the U.S. Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (iii) the company paying the dividend is a “qualified foreign corporation” and (iv) the company is not a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”) in the year of distribution or the prior year. We do not believe that we were classified as a PFIC for our prior taxable year nor do we expect to be classified as a PFIC. We generally will be treated as a qualified foreign corporation with respect to our ADSs. You should consult your own advisor about the application of this rate to dividends paid directly on common shares.

Subject to certain limitations, Brazilian withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against a U.S. holder’s United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares will be treated as income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). Further, a U.S. holder that (i) has held common shares or ADSs for less than a specific minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on common shares or ADSs. In addition, a U.S. holder that holds the shares in certain arrangements in which the U.S. holder’s expected economic profits are insubstantial may not be allowed a foreign tax credit for such foreign taxes. The rules governing the foreign tax credit are complex. You should consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our common shares or ADSs or the proceeds received on the sale, exchange, or redemption of our ADSs, in each case to the extent treated as being paid within the United States (and in certain cases, outside of the United States) to you unless you establish you are an exempt recipient (such as a corporation), and backup withholding may apply to such amounts if you do not establish you are an exempt recipient and you fail to provide a correct taxpayer identification number. The amount of any backup withholding from a payment to you will be allowed as a refund or credit against your United States federal income tax liability provided you timely furnish the required information to the Internal Revenue Service.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks—in particular, foreign currency exchange rate risk and interest rate risk. We are exposed to exchange rate risk because a substantial portion of our financial expenses are denominated in foreign currencies (primarily the U.S. dollar), while we generate all of our net operating revenues in reais. Similarly, we are subject to interest rate risk based upon changes in interest rates, which affect our net financial expenses.

Exchange Rate Risk

At December 31, 2004 and 2003, approximately R$2,680.9 million and R$3,012.7 million, or 38.0% and 41.5%, respectively, of our debt obligations were denominated in foreign currencies (including debt pegged to baskets of foreign currencies). The basket of foreign currency-pegged debt consists primarily of our debt with the Inter-American Development Bank and the World Bank. As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations. For example, we estimate that the potential loss to us in connection with U.S. dollar-denominated debt that would have resulted as of December 31, 2004 and 2003 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar against the real would have been approximately R$26.8 million and R$30.1 million, respectively. Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$268.1 million and R$301.2 million as of December 31, 2004 and 2003, respectively. These estimates do not take into account that the changes in exchange rates comprising the baskets of foreign currencies often present variations different from the devaluation of the real in relation to the U.S. dollar.

The devaluation of the real in relation to the U.S. dollar and with the Inter-American Development Bank and World Bank basket of currencies, for the year ended December 31, 2004 were as follows:

	Year ended December 31,
	2004	2003
	(in percentages)
Devaluation (appreciation) of real in relation to:
U.S. dollar	(8.8)	(22.3)
World Bank basket of currencies	(4.4)	(10.0)
Inter-American Development Bank basket of currencies	(3.0)	(6.9)

We have not utilized derivative financial instruments, although at times, we enter into forward exchange transactions and financial funding transactions in reais to mitigate foreign currency exposure.

At December 31, 2004 and 2003, we had no short-term debt outstanding, other than the current portion of long-term debt.

Interest Rate Risk

At December 31, 2004 and 2003, approximately R$2,853.1 million, or 65.3%, and R$2,993.9 million, or 70.4%, respectively, of our total debt outstanding balance denominated in reais, was based on variable rates of interest based on the Unidade Padrão de Referência—UPR (Reference Standard Unit), which is equal to the TaxaReferencial—TR (daily government interest rate). In addition, on December 31, 2004 and 2003, approximately R$802.4 million, or 18.4%, and R$1,026.2 million, or 24.1%, respectively, of our total debt denominated in reais was subject to interest rates based on the Certificado de Depósito Interbancário, or CDI, rate (benchmark interest rate set by the Brazilian interbank market on a daily basis). At December 31, 2004 and 2003, R$1,055.8 million and R$1,130.7 million, respectively, of our foreign-currency denominated debt was based on the Inter-American Development Bank and the World Bank variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

At December 31, 2004 and 2003, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the Inter-American Development Bank or World Bank variable rates. However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government. We invest these excess funds, which totaled R$55.9 million on December 31, 2004 and R$186.4 million on December 31, 2003, mainly in short-term instruments. As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn the CDI rate. In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$8.0 million and R$10.3 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities on December 31, 2004 and 2003, respectively, had occurred. Consistent with these estimates, a hypothetical instantaneous and unfavorable 10%, or 1000 basis point, change in these interest rates would have resulted in losses of approximately R$80.2 million and R$102.6 million as of December 31, 2004 and 2003, respectively. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities. A homogeneous category is defined according to the currency in which financial liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the effect of interest rate fluctuation on these financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

The tables below provide information about our interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2004. For the foreign currency denominated obligations these amounts have been converted at the selling rates at December 31, 2004, and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

	On December 31, 2004
	Expected maturity date					Total	Average annual interest rate
	2005	2006	2007	2008	After 2008
	(in millions, except percentages)
Assets:
Time deposits denominated in reais	55.9	—	—	—	—	55.9	100.88% of
Total assets	55.9	—	—	—	—	55.9	CDI rate

Liabilities:
Long-term debt:
Floating rate, denominated in reais indexed by TR or UPR	232.6	230.4	250.4	271.4	1,868.3	2,853.1	10.38%
Floating rate, denominated in reais indexed by TJLP	7.2	24.0	25.4	25.4	97.6	179.6	12.86%
Floating rate, denominated in reais indexed by IGPM	69.3	43.8	43.8	—	377.9	534.8	25.28%
Floating rate, denominated in reais indexed by CDI	237.6	208.6	340.4	4.0	11.7	802.3	19.70%
Floating rate, denominated in U.S. dollars	80.0	83.3	77.1	70.9	744.5	1,055.8	4.73%
Floating rate, denominated in Euro	3.3	3.7	—	—	—	7.0	4.99%
Fixed rate, denominated in U.S. dollars	866.8	43.8	43.8	604.6	59.1	1,618.1	10.24%
Total long-term debt	1,496.8	637.6	780.9	976.3	3,159.1	7,050.7	—

The percentage of our debt subject to fixed and floating interest rates is as follows:

	On December 31,
	2004	2003
Floating rate debt:
Denominated in U.S. dollars	14.9%	15.6%
Denominated in Euro	0.1%	0.1%
Denominated in reais	62.0%	58.5%

Fixed rate debt:
Denominated in U.S. dollars	23.0%	25.8%
Total	100.0%	100.0%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Based on their evaluation as of the end of the period covered by this annual report, the chief executive officer and the chief financial officer of Sabesp have concluded that as of such date Sabesp’s disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) under the U.S. Securities Exchange Act of 1934, or “Exchange Act”) are effective to ensure that information required to be disclosed by Sabesp in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)	There have been no significant changes in Sabesp’s internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, Sabesp’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have not established an audit committee, as defined under section 3(a)(58) of the Exchange Act. Our board of directors and fiscal committee are deemed our audit committee, as set forth by the Securities and Exchange Commission in Release No. 33-8220 dated April 25, 2003. As a result, our board of directors has determined that we do not have an audit committee financial expert as defined for the purposes of this Item 16A.

ITEM 16B. CODE OF ETHICS

We currently do not have a code of ethics as such term is defined in Item 406(b) of Regulation S-K as we are not required to have such a code of ethics under Brazilian law. We are considering adopting a code of ethics in the near future.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu Auditores Independentes served as our independent public accountant for the years ended December 31, 2004 and 2003 appearing in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered to us by Deloitte Touche Tohmatsu Auditores Independentes in 2003 and 2004.

	2004 (in thousands of R$)	2003 (in thousands of R$)
Audit Fees(1)	793	252
Audit-related Fees(2)	—	—
All Other Fees(3)	—	—

Total	793	252

(1)	Audit Fees are the fees billed by Deloitte Touche Tohmatsu Auditores Independentes for the fiscal year 2003, for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial and tax accounting, and reporting standards; internal control reviews; review of security controls and operational effectiveness of systems; and employee benefit plan audits.
(3)	All other services include other risk management advice; such as e-risk and information technology management consulting and advice.

Pre-approval policies and procedures

Pursuant to Brazilian law, our Board of Directors is responsible, among other matters, for the selection, dismissal and oversight of the external auditor. Our management is required to obtain the Board of Directors’ approval before engaging independent auditors to provide any audit or permitted non-audit services to us. The Brazilian Federal and State Public Bidding Laws also apply to us with respect to obtaining services from third parties for our business, including the services provided by our independent external auditor. As part of the bidding process, the external independent auditing firms are required to submit proposals, and are then selected by us based on certain criteria including technical expertise and cost.

During 2004, Deloitte Touche Tohmatsu did not provide non-audit services to us.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, together with the Report of Independent Registered Public Accounting Firms, are filed as part of this annual report:

ITEM 19. EXHIBITS

Item	Description
1.1	By-laws of the Registrant (English translation).

4.1	Agreement between the Registrant and the State Department of Water and Energy (Departamento de Águas e Energia Elétrica—DAEE), dated April 24, 1997 (English translation) (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 filed on April 8, 2002 (the “April 8, 2002 Form F-1”)).
4.2	Protocol of Understanding between the Registrant and the State of São Paulo, dated September 30, 1997 (English translation) (incorporated by reference to Exhibit 10.2 to the April 8, 2002 Form F-1).
4.3	Agreement between the Registrant and the State of São Paulo, through the Secretariat of Finance, dated September 10, 2001 (English translation) (incorporated by reference to Exhibit 10.3 to the April 8, 2002 Form F-1).
4.4	Agreement between the Registrant and the State of São Paulo, through the Secretariat of the Treasury, dated December 11, 2001 (English translation) (incorporated by reference to Exhibit 10.4 to the April 8, 2002 Form F-1).
4.5	Amendment to the Agreement, dated April 24, 1997, between the Registrant and the State Department of Water and Energy, dated March 16, 2000 (English translation) (incorporated by reference to Exhibit 10.5 to the April 8, 2002 Form F-1).
4.6	Amendment to the Agreement, dated April 24, 1997, between the Registrant and the State Department of Water and Energy, dated November 21, 2001 (English translation) (incorporated by reference to Exhibit 10.6 to the April 8, 2002 Form F-1).

Item	Description
4.7	First Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated March 22, 2004. (English Translation) (incoporated by reference to Exhibit 4.7 to the June 28, 2004 Form 20-F)

12.1	Certification of Dalmo do Valle Nogueira Filho, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Rui de Britto Álvares Affonso, Economic and Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO-SABESP

By:	/s/ DALMO DO VALLE NOGUEIRA FILHO
Name:	Dalmo do Valle Nogueira Filho
Title:	Chief Executive Officer

By:	/s/ RUI DE BRITTO ÁLVARES AFFONSO
Name:	Rui de Britto Álvares Affonso
Title:	Economic and Financial Officer and
Investor Relations Officer

Date: June 29, 2005

Companhia de Saneamento

Básico do Estado São Paolo -

SABESP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

1.	We have audited the accompanying balance sheets of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (a Brazilian Corporation hereinafter referred to as the “Company”) as of December 31, 2004 and 2003, and the related statements of income, changes in shareholders’ equity and changes in financial position for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, such financial statements present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2004 and 2003, and the results of its operations, changes in shareholders’ equity and changes in financial position for each of the two years in the period ended December 31, 2004, in conformity with accounting practices adopted in Brazil.

4.	As mentioned in Note 6, the Company is negotiating with the State of São Paulo Government the reimbursement of the amounts for supplementary retirement and pension paid by the Company and the future flow of these payments to be reimbursed by State of São Paulo Government.

5.	Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected results of operations for each of the two years in the period ended December 31, 2004 and the determination of shareholders’ equity as of December 31, 2004 and 2003, to the extent summarized in Note 23 to the financial statements.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil.

June 20, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Companhia de Saneamento Básico do

Estado de São Paulo–SABESP

1	We have audited the accompanying statements of operations, of changes in shareholders’ equity and of changes in financial position of Companhia de Saneamento Básico do Estado de São Paulo–SABESP (the “Company”) for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3	In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations of the Company and the changes in its financial position for the year ended December 31, 2002, in conformity with the accounting practices adopted in Brazil.

4	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23.

PricewaterhouseCoopers	March 12, 2003
Auditores Independentes	São Paulo, Brazil

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(In thousands of Brazilian reais – R$)

	2004	2003
Assets
Current assets
Cash and cash equivalents (note 4)	105,557	281,013
Customer accounts receivable, net (note 5)	949,792	871,145
Receivable from shareholder, net (note 6)	81,334	—
Inventories	29,604	22,308
Deferred taxes (note 10)	30,215	29,684
Other current assets	33,288	13,015

	1,229,790	1,217,165

Long-term assets
Customer accounts receivable, net (note 5)	278,060	185,090
Receivable from shareholder, net (note 6)	740,609	655,163
Indemnities receivable (note 7)	148,794	148,794
Escrow deposits	16,189	17,576
Deferred taxes (note 10)	257,271	222,804
Other assets	27,976	30,583

	1,468,899	1,260,010

Permanent assets
Investments	5,100	740
Property, plant and equipment, net (note 8)	14,040,922	14,063,248
Deferred charges	39,097	48,951

	14,085,119	14,112,939

Total Assets	16,783,808	16,590,114

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(In thousands of Brazilian reais – R$)

	2004	2003
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable to suppliers and contractors	51,578	51,934
Loans and financing (note 9)	1,496,810	996,998
Accrued payroll and related charges	107,228	135,294
Provisions for contingencies (note 14 (a))	30,373	19,266
Interest on shareholders’ equity (note 15 (c))	144,078	242,524
Taxes payable (note 11)	115,119	84,488
Deferred taxes (note 10)	71,902	45,502
Other current liabilities	83,801	155,993

	2,100,889	1,731,999

Long-term liabilities
Loans and financing (note 9)	5,553,843	6,267,265
Taxes payable (note 11)	272,338	282,214
Deferred taxes (note 10)	130,055	121,117
Provisions for contingencies (note 14 (a))	460,231	384,571
Accrued pension obligation (note 12)	222,176	145,540
Other liabilities	92,688	80,465

	6,731,331	7,281,172

Shareholders’ equity (note 15)
Paid-in capital	3,403,688	3,403,688
Capital reserve	65,291	50,739
Revaluation reserve	2,619,220	2,723,720
Profit reserves	1,863,389	1,398,796

	7,951,588	7,576,943

Total Liabilities & Shareholders’ Equity	16,783,808	16,590,114

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais, except for earnings per share)

	2004	2003	2002
GROSS REVENUE FROM SALES AND SERVICES (Note 18)	4,642,491	4,307,534	3,962,436
Taxes on sales and services - COFINS and PASEP	(245,419)	(176,782)	(195,289)

Net revenue from sales and services	4,397,072	4,130,752	3,767,147
Cost of sales and services (Note 19)	(2,253,380)	(2,067,148)	(1,814,976)

GROSS PROFIT	2,143,692	2,063,604	1,952,171

OPERATING EXPENSES (Note 19)
Selling expenses	(502,520)	(297,534)	(385,139)
Administrative expenses	(313,557)	(254,060)	(226,024)
Financial expenses, net	(503,706)	(346,477)	(2,276,293)

Total operating expenses	(1,319,783)	(898,071)	(2,887,456)

INCOME (LOSS) FROM OPERATIONS	823,909	1,165,533	(935,285)

NONOPERATING INCOME (EXPENSES)
Loss on disposal of property, plant and equipment (Note 8(b))	(34,440)	(61,654)	(16,479)
Others	518	7,199	13,055

	(33,922)	(54,455)	(3,424)

INCOME (LOSS) BEFORE TAXES ON INCOME	789,987	1,111,078	(938,709)
Income and social contribution taxes (Note 10)	(241,837)	(242,636)	323,315
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	548,150	868,442	(615,394)

Extraordinary item, net of income and social contribution taxes (Note 12)	(35,122)	(35,122)	(35,122)

NET INCOME (LOSS)	513,028	833,320	(650,516)

Earnings (loss) per thousand shares in R$	18,01	29,26	(22,84)

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais – R$)

	Paid in capital	Capital reserve	Revaluation reserve	Profit reserves		Retained earnings	Total
				Legal	Investment
BALANCES AS OF JANUARY 1, 2002	3,403,688	40,979	2,953,806	104,674	1,493,543	—	7,996,690

Donations		8,524					8,524
Realization of revaluation reserve			(95,841)			95,841	—

Net loss						(650,516)	(650,516)

Interest on shareholders’ equity						(108,222)	(108,222)

Reversal of investment reserve					(662,897)	662,897	—

BALANCES AS OF DECEMBER 31, 2002	3,403,688	49,503	2,857,965	104,674	830,646	—	7,246,476

Donations		1,236					1,236
Realization of revaluation reserve			(134,245)			134,245	—

Net income						833,320	833,320
Allocation of income: (note 15)

Legal reserve				41,666		(41,666)	—

Interest on shareholders’ equity						(504,089)	(504,089)

Investment reserve					421,810	(421,810)	—

BALANCES AS OF DECEMBER 31, 2003	3,403,688	50,739	2,723,720	146,340	1,252,456	—	7,576,943

Donations		14,552					14,552
Realization of revaluation reserve			(104,500)			104,500	—

Net income						513,028	513,028
Allocation of income: (note 15 )

Legal reserve				25,651		(25,651)	—

Interest on shareholders’ equity						(152,935)	(152,935)

Investment reserve					438,942	(438,942)	—

BALANCES AS OF DECEMBER 31, 2004	3,403,688	65,291	2,619,220	171,991	1,691,398	—	7,951,588

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In thousands of Brazilian reais – R$)

	2004	2003	2002
SOURCES OF FUNDS
From operations:
Net income (loss)	513,028	833,320	(650,516)
Items not affecting working capital
Bad Debt Expense	76,870	—	—
Depreciation and amortization	598,911	564,455	519,075
Loss on disposal of property, plant and equipment	34,440	61,654	16,479
Write-off of deferred charges	—	984	—
Provisions for contingencies	75,660	147,201	160,744
Accrued pension obligation	76,636	77,204	60,098
Interest and monetary and exchange variations on long-term assets and liabilities:
Assets	(38,372)	(9,434)	(263)
Loans and financing	(9,569)	(248,796)	1,202,987
Taxes payable	25,018	17,165	10,092
Deferred income and social contribution taxes:
In long-term assets	(34,467)	(16,771)	(114,693)
In long-term liabilities	8,938	45,237	(171,055)

Total from operations	1,327,093	1,472,219	1,032,948

From third parties:
Decrease in long-term assets	—	—	16,868
Loans and financing, long-term	780,722	860,323	457,371
Changes in long-term liabilities	—	196,134	—
Donations – aid for works	14,552	1,236	8,524

Total from third parties	795,274	1,057,693	482,763

Total sources	2,122,367	2,529,912	1,515,711

USES OF FUNDS
Changes in long-term assets	217,107	6,048	—
Transfer to long-term assets	—	149,760	—
Changes in long-term liabilities	22,668	—	9,903
Permanent assets
Property, plant and equipment	600,903	1,009,365	619,191
Deferred charges	444	9,469	11,223
Transfer from long-term to current liabilities
Loans and financing	1,484,575	889,449	988,367
Taxes and contributions payable	—	—	60,461
Interest on shareholders’ equity	152,935	504,089	108,222

Total uses	2,478,632	2,568,180	1,797,367

Increase in working capital deficit	(356,265)	(38,268)	(281,656)

Represented by:
Current assets
At end of year	1,229,790	1,217,165	1,608,900
At beginning of year	1,217,165	1,608,900	1,323,649

Variation in current assets	12,625	(391,735)	285,251

Current liabilities
At end of year	2,100,889	1,731,999	2,085,466
At beginning of year	1,731,999	2,085,466	1,518,559

Variation in current liabilities	368,890	(353,467)	566,907
Increase in working capital deficit	(356,265)	(38,268)	(281,656)

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

1.	OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) is engaged in the operation of public water and sewage systems in the State of São Paulo, Brazil, providing water and sewage services to a broad range of residential, commercial, industrial and government customers. The Company also provides water on a wholesale basis to certain municipalities in the São Paulo Metropolitan Region that do not have water production systems.

The Company’s shares are listed on the São Paulo Stock Exchange (BOVESPA) in the “New Market” segment since April 2002, and on the New York Stock Exchange (NYSE), in the form of ADRs (American Depositary Receipts) since May 2002.

The Company provides water and sewage services in 368 municipalities in the State of São Paulo, nearly all of which are through concessions granted by the municipalities. Most of these concessions have 30-year terms, seventeen of which expire in 2005 and the rest between 2006 and 2034. Each of these concessions is automatically renewable for a period equal to its initial term, unless the municipality or the Company exercises the right to terminate the concession, through notification by either party at least six months prior to its expiration date.

The Company does not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for a substantial portion of the sales and services rendered. In Santos, a municipality located in the Santos Coastal Area, which also has a large population, the Company operates under a public authorization, like in some other municipalities in the Santos Coastal Area and the Ribeira Valley, where the Company started operating after the merger of the companies that formed SABESP.

2.	PRESENTATION OF FINANCIAL STATEMENTS

The Company’s statutory financial statements, which are used as the basis for determining income taxes and mandatory minimum dividend calculations, have been prepared in accordance with accounting practices adopted in Brazil, which are based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations of the Brazilian Securities Commission (“CVM”) and the accounting standards issued by the Brazilian Institute of Independent Auditors (“IBRACON”), collectively referred to hereinafter as “Corporate Law” or “BR CL”. The financial statements prepared in accordance with Corporate Law have not been indexed for inflation after 1995.

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

(b) Presentation of financial statements

To facilitate an understanding of Brazilian accounting practices, the presentation of the financial statements has been adapted from the financial statements filed for Brazilian legal

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

and regulatory purposes. In addition, certain terminology changes have been made and the notes to the financial statements have been expanded to conform them more closely to reporting practices prevailing in the United States of America. All amounts are presented in Brazilian currency (“real” or “reais”).

(c) Reclassifications

Certain reclassifications have been made to the 2003 and 2002 financial statement information in order to conform them to the 2004 presentation. These reclassifications have been made as management believes they better reflect the nature of items and improve comparability. These reclassifications had no effect on the 2003 and 2002 net income or shareholders’ equity.

The most significant of these reclassifications include the following:

(i) Amounts received from customers in duplicate which were previously classified as a reduction to accounts receivable in the amount of R$59,444, has been reclassified as amounts to be refunded to customers and are included under current liabilities and long-term liabilities, in the amounts of R$ 3,677 and R$ 55,767, respectively, at December 31, 2003.

(ii) PASEP credits, which were previously stated as a reduction of costs of sales, services and operating expenses, have been reclassified as a reduction of COFINS and PASEP in the statements of income in accordance with IBRACON. As a result net revenue from sales and services as well as costs and expenses have been increased. After the reclassification, the net revenue of the Company in 2003 increased from R$ 4,109,884 to R$ 4,130,752, cost of sales and services from R$ 2,046,834 to R$ 2,067,148, selling expenses from R$ 297,302 to R$ 297,534 and administrative expenses from R$ 253,738 to R$ 254,060.

3.	SIGNIFICANT ACCOUNTING PRACTICES

The Company’s accounting practices, which are based on the accrual concept, comply with the Corporate Law but differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). See Note 23 for further discussion of the differences between BR CL and US GAAP and the reconciliation of shareholders’ equity and net income (loss) between BR CL and US GAAP. Additional disclosure has been included in the notes to the financial statements to comply with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) for foreign registrants.

(a) Revenue from sales and services

Revenue for water and sewer services is recognized as water is consumed or as services are provided. Revenue from water and sewer services rendered but not billed is recorded as unbilled customer accounts receivable based on monthly estimates in order to match such revenue with costs incurred.

Revenue is recorded net of applicable taxes and customer discounts, including discounts related to the 2004 Incentive Program for Water Consumption Reduction (note 18 (a)).

(b) Marketing costs

Marketing costs are generally expensed as incurred and reported in administrative expenses. Marketing costs were R$ 31,615, R$ 4,206 and R$ 20,013 for the years ended December 31, 2004, 2003 and 2002, respectively. No marketing costs were deferred at December 31, 2004 and 2003.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(c) Financial income and expenses

Financial income and expense are primarily comprised of interest and monetary and exchange variations on loans and financing, and financial investments, calculated and reported on the accrual basis of accounting.

(d) Income and social contribution taxes

Income and social contribution taxes (a federally mandated tax based on income) are accrued on taxable results At the applicable tax rates in effect.

Income tax is calculated at the rate of 15%, plus a 10% surtax, and social contribution, tax is calculated at the rate of 9%. These taxes are reported on an accrual basis.

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

(e) Cash and cash equivalents

Cash and cash equivalents are comprised primarily bank deposits and financial investments and are carried at cost plus accrued interest, if applicable. Financial investments denominated in reais have a ready market and an original maturity of 90 days or less. These comprise mainly Financial Investment Funds (FIF’s). Foreign currency deposits, if any, are translated at balance sheet date exchange rates. The Company is required by law to invest excess cash with financial institutions controlled by the State Government.

(f) Customer accounts receivable and allowance for doubtful accounts

Customer accounts receivable generally do not accrue interest or indexation charges or penalties, except for refinanced agreements (note 5).

An allowance for doubtful accounts is recorded in an amount considered sufficient by management to cover probable losses on realization of customer accounts receivable and is adjusted through charges or credits to selling expenses. The Company records an allowance for doubtful accounts for receivable balances in excess of R$ 5 and overdue for more than 360 days and in excess of R$ 30 and overdue for more than 360 days, which are under judicial collection proceedings. For accounts receivable balances under R$ 5 and overdue more than 180 days, such balances are written off through a direct charge to income. Recovered amounts of previously written-off balances are recorded as a reduction of selling expenses.

(g) Inventories

Inventories of materials used in operations and in the maintenance of the Company’s water and sewage systems are stated at lower of average acquisition cost or realizable value and are classified in current assets. Inventories for capital projects are classified under property, plant and equipment and are stated at the lower of average purchase/replacement cost and realizable values.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(h) Property, plant and equipment

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

Contributions of property, plant and equipment by third parties and from government entities (such as property owners) to allow the Company to supply water and sewage services are recorded as a capital reserve.

Construction-in-progress is recorded at cost and is primarily related to construction projects under contract with third parties. For long-term projects, the Company capitalizes these projects once the Company’s engineering department approves that the project milestones have been achieved and the Company takes delivery of the assets.

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

The Company capitalizes interest incurred on borrowings to the extent that borrowings do not exceed construction-in-progress, which is recorded as a reduction of interest expense. Beginning in 1999, the Company has capitalized indexation charges on the real - denominated loans and financing and the foreign exchange effects on foreign currency loans and financing.

Repairs and maintenance

Improvements to existing property are capitalized, while costs of maintenance and repairs are expensed as incurred. Materials allocated to specific projects are added to construction-in-progress.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Concession assets acquired

As of December 1, 1998, acquisitions of concession assets and concession rights from third parties have been accounted for at fair values, as determined in technical appraisal reports. Accordingly, the purchase price, plus direct costs of acquisition, is allocated to assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. These concessions are recorded as concession assets acquired, included as a component of property, plant and equipment.

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

(i) Deferred charges

Deferred charges are comprised primarily of deferred project costs and technical studies, which are being amortized using the straight-line method over 5 years.

(j) Loans and financing

Loans and financing are adjusted by indexation charges and foreign exchange variations and include accruals for related interest expenses. Debt denominated in foreign currencies are translated to to reais using the exchange rate in effect at the balance sheet date. The resulting foreign currency exchange adjustments are recognized as incurred in financial income (expense), net.

(k) Accrued payroll and related charges

Salaries, provisions for vacation pay, including supplementary payments negotiated in collective bargaining agreements and related social charges, are accrued as earned.

(l) Provisions for contingencies

Provisions for contingencies are recorded at the estimated amounts to cover potential losses related on labor, tax, civil, commercial, environmental and other claims and lawsuits, when such losses are considered probable and are estimateable by management.

(m) Environmental costs

Costs relating to ongoing environmental programs are expensed as incurred. Ongoing

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

programs are designed to minimize the environmental impact of operations and to manage the environmental risks inherent to the Company’s activities. Provisions for contingent losses related to environmental claims are recorded when they are considered to be probable and reasonably estimable by the Company’s management.

(n) Pension and postretirement benefits

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação SABESP de Seguridade Social (“SABESPREV”). The Company is accounting for the actuarially-determined liability for such benefits in accordance with CVM Resolution 371 of December 13, 2000, effective as of January 1, 2002. As permitted, the Company has elected to recognize the transition obligation as of the date of adoption in earnings on a straight-line basis over five years (see note 12).

(o) Interest on shareholders’ equity

Brazilian corporations are permitted to deduct for tax purposes interest on shareholders’ equity, which is a distribution similar to a dividend. For financial reporting purposes, interest on shareholders’ equity is recorded as a deduction directly from unappropriated retained earnings. Withholding taxes with respect to the payment of interest on shareholders’ equity is paid by the Company on behalf of shareholders (see note 15).

(p) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ from those estimates.

(q) Earnings (loss) per share

This is calculated based on the number of shares outstanding at the balance sheet date.

4.	CASH AND CASH EQUIVALENTS

	2004	2003
Cash and banks	49,638	68,004
Financial investments	55,919	186,419
Foreign currency deposits	—	26,590

	105,557	281,013

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

5.	CUSTOMER ACCOUNTS RECEIVABLE

The following summarizes customer accounts receivable balances at December 31:

	2004	2003
Private-sector customers
General customers and special customers (i) (ii)	680,844	631,321
Agreements (iii)	119,027	73,993

	799,871	705,314
Government Entities:
Municipal – São Paulo	289,382	298,499
Federal	16,471	9,045
Agreements	30,979	14,339

	336,832	321,883
Wholesale customers – municipal authorities: (iv)
Guarulhos	264,867	213,891
Santo André	221,913	180,189
Mauá	74,571	57,407
Diadema	62,385	48,777
Mogi das Cruzes	4,949	3,526
São Caetano do Sul	3,559	2,519

Total wholesale customers - municipal authorities	632,244	506,309

Unbilled amounts	218,545	192,160

Subtotal	1,987,492	1,725,666
Allowance for doubtful accounts	(759,640)	(669,431)

Total	1,227,852	1,056,235

Current portion	949,792	871,145
Long-term portion (v)	278,060	185,090

The long-term portion of customer accounts receivable consists of the long-term portion of renegotiated past-due private sector customer accounts receivable and past-due balances of wholesale customers-municipal authorities for which management believes collection is not likely within the next year. A number of wholesale customers have been contesting certain tariffs since mid-1998 and are not paying the amounts disputed. While such amounts are currently due and payable, management believes that based on the historical settlement and payment history, that such amounts are better classified as long-term. The long-term portion is recorded net of an allowance for doubtful accounts of R$ 394,569 and R$317,699 at December 31, 2004 and 2003, respectively.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(a) Private Sector Customers

(i) General customers – residential and small and medium-sized businesses.

(ii) Special customers – large consumers, commercial industries, plants, condominiums and special billing consumers (industrial waste, wells, etc.)

(iii) Agreements – renegotiation of past-due balances [from non-government controlled companies] into installments. Contractual indexation and interest on renegotiated installments recognized in come were R$53,531, R$31,687, and R$21,001 in 2004, 2003 and 2002, respectively. The amounts under agreements are generally due in approximately 6 – 12 months, expect for certain amounts due from municipalities that are receivable through 2011.

(b) Wholesale customers – municipal authorities

Accounts receivable from wholesale customers relate to the wholesale of treated water to certain municipalities, which are responsible for distribution, billing and collection with the final customers. Water services provided to wholesale customers and amounts settled for the years ended December 31, are as follows:

	2004	2003
Balance at beginning of year	506,309	565,015
Billings for services provided	217,525	268,222
Collections –current year services	(68,060)	(86,667)
Collections – prior year services	(23,530)	(30,377)
São Bernardo Agreement, net	—	(209,884)

Balance at end of year	632,244	506,309

Current portion	11,179	27,196
Long-term portion	621,065	479,113

On December 19, 2003, the Company agreed to purchase the water and sewage assets of the municipality of São Bernardo do Campo, thereby obtaining the right to supply water and sewage services. The value of the transaction was R$415,471, as determined based on an independent appraisal. The transaction value, net of R$265,432 (monetarily adjusted) of amounts due to the Company for prior wholesale services at the date of the transaction, was paid in installments through November 2004.

(c) Customer accounts receivable aging summary

	2004	2003
Current	568,789	541,752
Past due:
Up to 30 days	159,634	144,612
From 31 to 60 days	80,889	56,983
From 61 to 90 days	58,120	34,038
From 91 to 120 days	47,148	33,927
From 121 to 180 days	87,856	60,957
From 181 to 360 days	170,582	120,668
For more than 360 days	814,474	732,729

Total aged customer accounts receivable	1,987,492	1,725,666

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(d) Allowance for doubtful accounts

(i) Changes in the allowance for doubtful accounts are as follows:

	2004	2003
Balance at beginning of year	669,431	684,430

Private-sector customers/government entities	13,339	22,525
Wholesale customers	76,870	(37,524)

Bad debt expense-net of recoveries	90,209	(14,999)

Balance	759,640	669,431

Current portion	365,071	351,732
Long-term portion	394,569	317,699

Bad debt included as part of selling expenses for the years ended December 31 was as follows:

	2004	2003	2002
Provisions (over five thousand reais)	(99,297)	(132,063)	(76,534)
Recoveries (over five thousand reais)	9,088	147,062	15,455
Direct write-offs (less than five thousand reais)	(205,261)	(101,111)	(156,352)
Recoveries (less than five thousand reais)	53,893	48,487	54,516

Total bad debt expenses (note 19)	(241,577)	(37,625)	(162,915)

In 2003, recoveries included R$129,118 of previous allowances related to São Bernardo do Campo, which were reversed in connection with the concession agreement reached in December 2003.

A number of wholesale customers have been contesting certain tariffs since mid-1998. As a result, some municipalities are currently not paying the Company’s invoices in full or on a timely basis. In addition, some governmental entities located in municipalities the Company serves are also not paying on a regular basis. While the Company continues to enter into negotiations with municipalities to reschedule the related accounts receivable and continues to file legal proceedings against municipalities to collect overdue amounts, in some cases, the Brazilian courts have required that the Company continue to provide water on a wholesale basis to municipalities, even if they fail to pay the Company’s invoices.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

6	RELATED-PARTY TRANSACTIONS

The Company is a party to a number of transactions with its majority shareholder, the State Government, and its related agencies.

(a) Receivable from shareholder

	2004	2003
Current:
Water and sewage services (i)	48,478	—
GESP Agreement	32,856	—

Total current	81,334	—

Long-term:
Water and sewage services –GESP Agreement	269,803	565,889
Reimbursement for pension benefits paid (ii)	576,326	490,986

Gross long-term receivable from shareholder	846,129	1,056,875
Less amounts due to shareholder – interest on shareholders’ equity	(105,520)	(401,712)
Total long-term	740,609	655,163

Total receivable from shareholder	821,943	655,163

Water and sewage services	245,617	164,177

Reimbursement for pension benefits	576,326	490,986

The Company does not record an allowance for doubtful accounts for any amounts due from the State Government or entities controlled by the State Government, since it does expect losses on such receivables.

(i) Water and sewage services

The Company provides water and sewage services to the State Government and its related agencies under terms and conditions that management believes are equal to those with third parties, except for the settlement of amounts outstanding, as described further below in items (iii) and (iv).

(ii) Reimbursement for pension and benefits paid.

Reimbursement for pension and benefits paid represents supplementary pension and leave benefit paid by the Company on behalf of the State Government to former employees of State Government-owned companies which merged to form SABESP. These amounts should be reimbursed to the Company by the State Government, as the primary obligor, in conformity with Law No. 200/74. At December 31, 2004 and 2003, 2,770 and 2,874 retirees, respectively, received supplementary pension payments, for which the Company paid R$ 85,340 and R$ 87,123 in 2004 and 2003, respectively. There were 211 active employees at December 31, 2004, who will be entitled to these benefits once they retire, as compared to 225 at December 31, 2003.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(iii) GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State of São Paulo Government (the GESP Agreement), through the State Department of Finance and the State Department of Water and Energy (DAEE), having the State Department of Water Resources, Sanitation and Works as intervening party. Pursuant to the GESP Agreement, the State Government, by force of Law No. 200/74, acknowledged to be responsible for the supplemental retirement and pension benefits and agreed to pay amounts it owed to the Company in respect of water and sewage services. The value to date of the Agreement was R$ 678,830, of which R$ 320,623 refer to supplemental retirement and pension benefits in the period from March 1986 until November 2001, and R$ 358,207 refer to water supply and sewage collection services invoiced and due from 1985 until December 1, 2001.

The GESP Agreement provides that the Departamento de Águas e Energia Elétrica—DAEE (State Department of Water and Energy) will transfer to the Company ownership of the Taiacupeba, Jundiai, Biritiba, Paraitinga and Ponte Nova reservoirs, which make up the Alto Tietê systems, and the fair value of these assets will reduce the amounts owed to the Company. The fair value of these reservoirs has been based on the arithmetic average of independent appraisals performed by CPOS—Companhia Paulista de Obras e Serviços (a State-owned construction company selected by the State Government) and ENGEVAL—Engenharia de Avaliação (an independent appraisal firm selected by the Company). For amounts due in excess of the agreed-upon fair value of the reservoirs, the State Government will make payments in 114 consecutive monthly installments. The installments will be indexed on a monthly basis by the IGP-M, plus an interest rate of 6% per year, starting on the date the first installment becomes due. Under the terms of the agreement, the original first payment was to have been made by July 2002, but has been postponed pending agreement by the parties on the fair value of the reservoirs and conclusion of the audit and specific analyses of amounts owed being performed by State Government-appointed advisors.

In July and August, 2002, the valuation reports of the two appraisers representing the State Government and the Company were presented. The arithmetic average of the fair value of the reservoirs at June 30, 2002 was determined to be R$300,880, based on discounted cash flows and reflecting the Company’s investments in the reservoirs.

Based on Official Notice No. 53/2005 of the State Capital Defense Council (CODEC), dated March 21, 2005, negotiations are still ongoing between the Company and the State Government with a view to restate the debt for supplementaly retirement and pension benefits, under the terms defined in the GESP agreement, including amounts due after November 2001. It is anticipated that these negotiations will result in a second amendment to the GESP Agreement. The Company plans to retain FIPECAFI (“Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, USP”) to validate the actual values to be reimbursed by the State Government.

Once the amounts and any monetary adjustment criterion are established, Sabesp believes that will be able to take applicable actions with the DAEE in order to transfer the ownership rights to the Alto Tietê System reservoirs. The Company antecipates that this second amendment will also include the criteria for monthly recovery of any future amounts to be disbursed by Sabesp.

Since these negotiations are still in the early stages, it is not possible to determine the net effects on the balance sheet resulting from such negotiation. However, management does not expect to incur significant net losses relating to any eventual differences between the amounts recorded as due from the State Government and the amounts expected to be received by Sabesp.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The following summarizes activity with respect to amounts due from the State Government related to the reimbursement of pension and retirement benefits:

	December 31,
	2004	2003
Receivable from shareholder – reimbursement for pension benefits paid:
Balance at beginning of the period	490,986	403,863
Payments made on behalf of State Government	85,340	87,123

Balance at end of the period	576,326	490,986

Management continues to believe that the amounts due from the State Government are collectible and does not expect to incur losses on these accounts receivable.

(iv) First Amendment to GESP Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services through February 2004, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government against interest on shareholders’ equity declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

Under the terms of the Amendment, the State Government acknowledged amounts due to the Company for water and sewage services provided through February 2004, of R$ 581,779, including monetary adjustments based on the Referential Rate (TR) at the end of each fiscal year through February 2004. In addition, the Company acknowledged amounts due to the State Government with respect to interest on shareholders’ equity of R$ 518,732, including (1) amounts declared and payable relating to years prior to 2003 (R$ 126,967), (2) monetary adjustments on these amounts based on the annual change in the Consumer Prices Index (IPC/FIPE) through February 2004 (R$ 31,098); and (3) amounts declared and payable relating to 2003 (R$ 360,667).

The Company and the State Government have agreed to the reciprocal offset of R$ 404,889 (monetarily adjusted through February 2004). The remaining obligation of R$ 176,890 at February 29, 2004 will be payable in monthly installments from May 2005 through May 2009, which will be subject to monthly monetary adjustment at the Expanded Consumer Price Index (IPCA/IBGE), plus 0.5%.

As the right of offset was contemplated in the original terms of the GESP Agreement, the Company recorded the applicable effects of such Amendment as of and through December 31, 2003, including the monetary adjustments of both amounts payable to and receivable from the State Government. In addition, the amounts payable to the State Government for interest on shareholders’ equity specifically identified in the agreement for reciprocal offset through 2004 have been reclassified as a reduction of amounts receivable at December 31, 2004.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The following summarizes the movement of the related accounts receivable from shareholder related to water and sewage services and the related amounts due to shareholder related to interest on shareholders’ equity reflecting the Amendment as of and for the years ended December 31, 2004, 2003 and 2002:

	December 31,
	2004	2003
Receivable from shareholder – water and sewage services:
Balance at beginning of the period	565,889	423,665
Services provided and billed	264,037	253,415
Collections	(215,559)	(169,701)
Amounts offset in accordance with GESP Amendment	(299,369)	—
Monetary restatement	36,139	58,510

Balance at end of the period	351,137	565,889

Less amounts due to shareholder – interest on shareholders’ equity	(105,520)	(401,712)

Receivable from shareholder – water and sewage services –net	245,617	164,177

Amounts due to shareholder – interest on shareholders’ equity (State Government only):
Balance at beginning of the period	518,732	207,932
Payments during the period	(123,636)	(80,965)
Amounts offset in accordance with GESP Amendment	(299,369)
Monetary correction	9,793	31,098
Interest on shareholders’ equity declared and payable for the period	85,231	360,667

Balance at end of the period	190,751	518,732

Less amounts reclassified to receivable from shareholder	(105,520)	(401,712)

Amounts due to shareholder – interest on equity (State Government) – net	85,231	117,020

The Amendment to the GESP Agreement did not address amounts owed by the State Government related to supplemental retirement and pension benefits paid on its behalf by the Company. These amounts remain subject to the terms of the original GESP Agreement.

(b) Cash and cash equivalents

The Company’s balance of cash and financial investment accounts with financial institutions controlled by the State Government was R$ 72,777 and R$ 216,982 at December 31, 2004 and 2003, respectively. The financial income from such financial investments was R$ 23,114, R$ 67,799 and R$ 67,061 in fiscal years ended December 31, 2004, 2003 and 2002, respectively.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(c) Arrangements to use certain reservoirs

The Company uses the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by the State Department of Water and Energy (DAEE). The Company does not pay any fees with respect to the use of these reservoirs, but is responsible for maintaining and funding the operating costs of these reservoirs. The State of São Paulo does not incur such costs on behalf of the Company. In the event these facilities had not been made available to the Company, it would have had to obtain water from more distant sources which would have been more costly.

As part of these arrangements, the Company funded approximately R$97,115 of costs for the 1992 and 1997 projects. A portion of these project costs were funded by the State Government, through DAEE. The agreements included the construction of ducts, tunnels and other facilities to interconnect the Tietê River with the Biritiba and Jundiaí reservoirs and other bodies of water in exchange for the Company’s use of the reservoirs during a 30-year period.

The Company has the right to draw water from and release emissions into the reservoirs during a 30-year period which began in 1997. The Company capitalizes expenditures on the facilities constructed. The assets relating to the original reservoir project were placed in service in 1994 and 2002 and are being depreciated over the remaining term of the original 30 year period. The Company had recorded as part of property, plant and equipment R$61,135 and R$64,724 of amounts capitalized with respect to these agreements, net of accumulated depreciation, at December 31, 2004 and 2003, respectively .

(d) Tariff reduction contracts

The Company has entered into contracts with approximately 5,000 State-owned entities under which it provides these entities with a 25% tariff reduction for water and sewage services provided, if such entities implement the Company’s program for the rational use of water, which includes a reduction of at least 10% in water consumption.

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

In December 1996, the Company filed a claim seeking compensation for investments made during the terms of the concession agreements. Although the Company has not yet been compensated for these investments, the Company continues to supply water on a wholesale basis to these municipalities, which currently operate their own water distribution and sewage collection systems.

The net book value of property, plant and equipment items relating to the municipality of Diadema, which was written off in December 1996, was R$ 75,231, and the balance of indemnity and other receivables from the local government is R$ 62,876, and is recorded in long-term assets, under “Indemnities receivable”.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The net book value of property, plant and equipment items relating to the municipality of Mauá, which was written off in fiscal year 1999, was R$ 103,763, and the balance of indemnity, in the amount of R$ 85,918, is recorded in long-term assets, under “Indemnities receivable”.

Both cases are the subject matter of court claims and the legal counsel in charge of the proceedings believe that a favorable judgment is likely to be rendered to the Company.

In relation to Mauá, on February 14, 2005 a judgment was rendered against the Local Government of Mauá and Saneamento Básico do Município de Mauá – SAMA, which were sentenced to pay to the Company for indemnity for the investments effected in that municipality during the term of the concession agreement, the amount of R$ 153,245, plus loss of profits in the amount of R$ 5,309. This decision is still subject to appeal.

In relation to the municipality of Diadema, it has been determined that the declaratory action of non-existing liability for trade acceptance bills should be attached to and heard jointly with the public civil action. An accounting expert examination has been further determined, for which the parties have submitted question to the court expert.

The Company has filed an appeal against the order that determined the joint judgment, which is pending decision. Thus, the attachment of the action and the preparation of the expert examination report are still pending in the records of the referred case.

In relation to the municipality of Diadema, several actions have been filed challenging the agreement entered into between the parties. Among them, the class action and the annulment action have already been heard, with favorable judgment to the Company.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT

	Annual Depreciation rates - %	Years Ended December 31,
		2004	2003
In use
Water systems:
Land	—	932,233	928,115
Buildings	4.0	2,617,359	2,588,762
Connections	5.0	779,626	742,245
Water meters	10.0	260,597	252,221
Networks	2.0	3,191,257	3,017,482
Equipment	10.0	243,847	223,634
Other	2.0 to 20.0	469,340	429,664

		8,494,259	8,182,123
Accumulated depreciation		(2,804,179)	(2,528,397)

Total water systems		5,690,080	5,653,726
Sewage system:
Land	—	349,553	347,938
Buildings	4.0	1,433,614	1,284,208
Connections	5.0	824,890	766,106
Networks	2.0	4,551,989	4,093,213
Equipment	10.0	485,934	415,725
Other	2.0 to 20.0	12,910	25,712

		7,658,890	6,932,902
Accumulated depreciation		(1,987,981)	(1,751,949)

Total sewage systems		5,670,909	5,180,953
General use:
Land	—	102,868	102,527
Buildings	4.0	119,313	115,873
Transportation equipment	20.0	130,695	130,566
Furniture, fixtures and equipment	10.0	284,160	267,309

		637,036	616,275
Accumulated depreciation		(333,110)	(298,373)

Total general use		303,926	317,902

Non Operational assets, net of accumulated depreciation		31,903	31,903

Subtotal		11,696,818	11,184,484

Construction in progress:
Water systems		561,878	579,650
Sewage systems		1,245,036	1,590,264
Other		19,804	22,228

Subtotal		1,826,718	2,192,142

Concession assets acquired	3.3	578,232	729,209
Accumulated amortization		(60,846)	(42,587)

		517,386	686,622

		14,040,922	14,063,248

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(a) Disposals of property, plant and equipment

In 2004, the Company wrote off property, plant and equipment items in the amount R$ 34,616 (R$ 61,657 in 2003 – R$ 16,479 in 2002), which resulted in a total loss of R$ 34,440 (R$ 61,654 in 2003 – R$ 16,479 in 2002). Of these losses, R$ 26,034 (R$ 49,379 in 2003 – R$ 13,962 in 2002) related to the disposal, theft and obsolescence of assets in use. The remaining balance of losses, of R$ 8,582 (R$ 12,275 in 2003 – R$ 2,517 in 2002) related to the write-off of construction in progress projects which were determined to be no longer economically feasible.

Studies supporting the write-offs for obsolescence and construction-in-progress were concluded by the Company in the accounting period of the write-off, based on undiscounted cash flow projections, and have been approved by Management. The carrying value of property, plant and equipment is monitored on an on-going basis and is adjusted, when appropriate, to assure future projected operating revenue is sufficient to recover the carrying value of the assets. When applicable, depreciation rates are adjusted to take into account changes in estimated remaining economic lives as assets are replaced.

(b) Capitalization of interest and financial charges

The Company capitalized R$ 4,907 of interest and financial charges, including foreign currency exchange variation, to property, plant and equipment for the year ended December 31, 2004, during the period in which the related assets were under construction. With the appreciation of Brazilian real in relation to other foreign currencies in which a portion of the Company’s debt is denominated (especially the United States dollar – US$), R$ 1,559 of previously capitalized financial expenses were reversed in the year ended December 31, 2003.

(c) Construction in progress

Construction in progress primarily related to new projects and operating improvements is as follows:

	2004	2003
Water systems:
Networks and connections	231,653	239,297
Transmission	30,020	60,318
Water treatment	101,033	89,289
Sub-transmission	86,502	90,177
Production and storage	74,092	79,443
Other	38,578	21,126

Total water systems	561,878	579,650

Sewage systems:
Collection	990,325	1,237,310
Treatment	166,916	261,714
Other	87,795	91,240

Total sewage systems	1,245,036	1,590,264

Other	19,804	22,228

Total	1,826,718	2,192,142

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Estimated disbursements related to construction works already contracted are estimated to be approximately R$ 817,000 for fiscal years from 2005 to 2010 (unaudited).

(d) Concession assets acquired

Since 1998, the Company has purchased the rights to provide water and sewage services in a number of municipalities. The terms of these concessions are generally for a period of 30 years and generally include the corresponding right to operate the related concession assets for which the Company does not have title. The purchase price for these concessions is generally the fair value of the concession, based on appraisal reports which take into consideration the projected cash flows and the remaining concession period at the date of acquisition. The cost of the concession assets acquired is amortized over the concession period.

The balance of concession assets, by municipality, was as follows:

Municipalities	Years Ended December 31,
	2004	2003
Agudos	7,293	7,258
Bom Sucesso do Itararé	81	71
Campo Limpo Paulista	11,375	11,138
Conchas	2,141	2,134
Duartina	1,430	1,019
Estância de Serra Negra	11,290	3,804
Itapira	14,293	—
Itararé	5,459	5,170
Marabá Paulista	357	327
Miguelópolis	3,934	3,924
Osasco	256,418	252,372
Paraguaçu Paulista	13,929	13,884
Paulistânia	148	129
Sandovalina	210	193
Santa Maria da Serra	873	859
São Bernardo do Campo	237,459	415,471
Várzea Paulista	11,542	11,456

Total	578,232	729,209

Less accumulated amortization	(60,846)	(42,587)

Concession assets	517,386	686,622

(e) Expropriations

Development of major water and sewage systems frequently requires the expropriation or establishment of rights of way through third-party properties. The owners of these properties are generally compensated either through negotiated settlements or judicial arbitration in conformity with applicable legislation.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Disbursements to be effected as from fiscal year 2005 for pending cases are estimated to be approximately R$ 280,000 (unaudited), which will be paid out of Company funds. The related assets acquired as a result of these negotiations are recorded as property, plant and equipment when the expropriation is complete. Aggregate disbursements for expropriations of property, plant and equipment in 2004 wereas R$ 5,423 (R$ 5,499 in 2003).

(f) Assets in guarantee

At December 31, 2004 and 2003, the Company had assets in the amount of R$ 249,034 provided as guarantee under the Special Tax Debt Refinancing Program – PAES (Note 11).

(g) Non-operational assets

The Company had R$ 31,903 at December 31, 2004 and 2003 of other non-operational assets, comprised primarily of land surrounding reservoirs.

(h) Revaluation

Property, plant and equipment items were revaluated in 1990 and 1991 and have been depreciated at annual rates which take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports that generally do not exceed the original depreciable lives.

As permitted by CVM Instruction 197/93, the Company did not post a provision for deferred taxes on the surplus of the revaluation of property, plant and equipment carried out in 1990 and 1991. Had the income tax and social contribution on the revaluation reserve been accounted for, the unrealized amount at December 31, 2004 would be R$ 491,475 (2003 – R$ 526,900). In the years ended December 31, 2004 and 2003, the realized revaluation reserve amounts were R$ 104,500 and R$ 134,245.

(i) São Bernardo do Campo assets reclassification.

On December 19, 2003, the Company agreed to purchase the water and sewage assets of the municipality of São Bernardo do Campo, thereby obtaining the right to supply water and sewage services.

The value of the concession transaction was R$ 415,471, as determined based on an independent appraisal, and was classified as “Intangible Assets”.

In December 2004, the appraisal of the assets of the municipality was completed. The appraised value of R$ 175,858 was reclassified on December 31, 2004 from “Intangible Assets” to “Property, plant and equipment in use”.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

9 - LOANS AND FINANCING

		2004			2003
	Current	Long - Term	Total	Current	Long- Term	Total	Guarantees	Final Maturity Date	Annual interest rate	Adjustment to inflation
In local currency:

Banco do Brasil	173,539	2,161,423	2,334,962	156,592	2,293,260	2,449,852	State of S.Paulo Government and Own Funds	2014	8.50%	UPR
Debentures 3rd Issue	—	—	—	366,465	—	366,465		2004	CDI+2.85%	—
Debentures 4th Issue	100,001	99,998	199,999	100,001	199,999	300,000		2006	CDI+1.2%	—
Debentures 5th Issue	148,377	296,754	445,131	—	430,625	430,625		2007	CDI+2% and 12.7%	IGP-M
Debentures 6th Issue	—	609,693	609,693	—	—	—		2010	CDI+1.75% and 11%	IGP-M
Caixa Econômica Federal	40,042	457,938	497,980	36,415	486,282	522,697	OWN FUNDS	2007/2020	5% to 9.5%	UPR
Brazilian Economic and Social Development Bank – BNDES	5,443	172,343	177,786	—	102,181	102,181	OWN FUNDS	2013	3% + TJLP LIMIT 6% and TJLP reduced by 6%
Other	2,348	24,910	27,258	2,285	25,528	27,813		2009/2011	12% / CDI	UPR
Accrued interest and financial charges	76,950	—	76,950	51,942	—	51,942				—

	546,700	3,823,059	4,369,759	713,700	3,537,875	4,251,575				—

In foreign currency:
Eurobonds: US$ 500,000 thousand in 2004 and 2003	729,960	597,240	1,327,200	—	1,444,600	1,444,600		2005/2008	10% and 12%	US$
Interamerican Development Bank (IDB): US$ 457,799 thousand (2003-US$ 449,155 thousans)	104,048	1,111,133	1,215,181	110,199	1,187,499	1,297,698	FEDERAL GOV.	2007/2025	3.00 to 7.70%	Currency basket var. +US$
International Bank for Reconstruction and Development - BIRD (World Bank): US$ 11,754 thousand (2003-US$ 29,849 thousand)	12,480	18,720	31,200	53,789	32,452	86,241	FEDERAL GOV.	2007	4.62%	Currency basket var. +US$
Deutsche Bank Luxembourg: US$ 20,000 thousand (2003-US$ 40,000 thousand)	53,088	—	53,088	57,784	57,784	115,568		2005	11.125%	US$
Société Générale: € 1,932 thousand (2003-€ 2,746 thousand)	3,303	3,691	6,994	2,971	7,055	10,026	FEDERAL GOV.	2006	4.99%	EUR
Accrued interest and financial charges	47,231	—	47,231	58,555	—	58,555

Subtotal	950,110	1,730,784	2,680,894	283,298	2,729,390	3,012,688

Total loans and financing	1,496,810	5,553,843	7,050,653	996,998	6,267,265	7,264,263

Exchange rate at December 31, 2004: US$ 2.6544; EUR 3.61949

On December 31, 2004 the Company did not record any balances of short-term loans and financing.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise Indicated)

(a) Banco do Brasil

In March 1994, existing loan agreements with Caixa Econômica Federal were refinanced and the loan rights were transferred by that financial institution to the Federal Government, with Banco do Brasil acting as an agent. Under the terms of the agreement signed with the Federal Government, charges and payments are made on the “Price” amortization system, indexed monthly to the Standard Reference Unit (UPR), which is equal to the Government’s benchmark Interest Rate (TR), plus interest 8.5% per year. Interest and principal are payable monthly, with final maturity in 2014. This financing is guaranteed by the State of São Paulo Government’s revenue and by the Company’s own revenues.

(b) Debentures

(i) 3rd Issue

In March, 1999, the Company made a public placement of 413,094 non-convertible debentures in an aggregate amount of R$ 413,094, with original maturity in November 2002. These debentures had an effective interest cost for the Company of CDI + 2.85% in the years ended December 31, 2004 and 2003. In September 2004, the Company redeemed the 3rd issue of debentures out of funds obtained from the 6th issue.

(ii) 4th Issue

On April 01, 2001 the Company made a public placement of 30,000 non-convertible, registered, book-entry type, single series, non-renegotiable debentures, at the unit value of R$ 10, in an aggregate amount of R$ 300,000. The placement of these debentures in the local market occurred through an auction held on June 8, 2001.

The amortization shall be made in 12 quarterly installments, beginning on March 15, 2004, with final scheduled redemption date on December 15, 2006.

These debentures bear interest at the daily interbank deposit rate (DI), as calculated and disclosed by the CETIP (Securities Custody and Financial Settlement Agency), plus 1.20% per annum spread. Interest is paid quarterly, having begun on June 15, 2001.

Funds raised from the issue were used for settling debts becoming payable in the funding year.

In 2004, accrued interest was R$ 42,472 (2003 – R$ 68,297 and 2002 – R$ 57,295). The outstanding balance payable, in the amount of R$ 1,670, is recorded under “Loans and financing” in the current liabilities.

(iii) 5th Issue

On April 1, 2002 the Company made a public placement for the 5th issue of simple, book-entry, registered, unsecured, non-convertible debentures, with face value of R$ 10. The value of the 2nd Issue is monthly changed, due to of its type, in conformity with the indenture.

Funds raised from the issue were used for settling debts during fiscal year 2002.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

40,000 debentures were issued, distributed in two series, as follows:

	1st Series	2nd Series
Placement date Number Face value of Issue Original yield Interest payments Amortization	05/16/2002 31,372 R$ 313,720 CDI + 1.85% per year Quarterly, except for last installment on 03/01/2007 3 installments on 04/01/2005, 04/01/2006 and 03/01/2007	05/16/2002 8,628 R$ 86,280 IGP-M + 13.25% per year Annual, except for last installment in 03/01/2007 3 installments on 04/01/2005, 04/01/2006 and 03/01/2007

In October 2003, the interest rates for the two series were renegotiated, whereby the rate for the 1st Series was changed from CDI + 1.85% per year to CDI + 2% per year, and for the 2nd Series was changed from IGPM + 13.25% per year to IGPM + 12.70% per year, in effect until 03/31/2005. A new renegotiation will be carried on 04/01/2005.

As a result of the renegotiation, the Company repurchased 4,714 debentures in the amount of R$ 55,477, which were held in treasury until December 2003, when they were replaced for R$ 57,499.

In 2004, accrued interest was R$ 54,376 (2003 – R$ 73,653 and 2002 – R$ 47,182) relating to the 1st Series, paid on a quarterly basis, and R$ 16,641 (2003 – R$ 15,993 and 2002 – R$ 10,683) relating to the 2nd Series, paid on an annual basis. The remaining balances of R$ 13,893 (2003 – R$ 15,257 and 2002 – R$ 16,876) for the 1st Series and R$ 12,328 (2003 – R$ 11,403 and 2002 – R$ 10,683) for the 2nd Series are recorded under “Loans and financing”, in current liabilities.

(iv) 6th Issue

On September 17, 2004, the Company registered with the CVM a securities program by which it shall be able to offer debt securities, including non-convertible debentures and commercial papers, up to a total amount of R$1,500,000 throughout the next two years. As part of such program, on September 1, 2004 the Company issued 600,000 debentures, distributed in three series, without renegotiation, with face value of R$1, totaling R$600,000. The date of the financial settlement of the transaction was September 21, 2004 for the 1st series, and September 22, 2004, for the 2nd and 3rd series.

The debentures were placed on the market as follows:

	Amount	Adjustment	Interest		Interest payment	Amortization	Maturity date
1st Series	231,813	—	CDI+1.75	% p.a.	Semiannual	Single payment	Sep/2007
2nd Series	188,267	IGP-M	11%		Annual	Single payment	Sep/2009
3rd Series	179,920	IGP-M	11%		Annual	Single payment	Sep/2010

The raised amount was used for final settlement of the 3rd Issue of debentures and promissory notes issued in June, 2004, in the amount of R$ 130,000.

Accrued interest in 2004 was R$ 13,484 relating to the 1st Series, paid on a semiannual basis starting March 2005; R$ 6,757 relating to the 2nd Series and R$ 6,457 relating to the 3rd Series, which will be paid annually, beginning September 2005. Such amounts are recorded under “Loans and Financing” in current liabilities.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

Financial covenants applicable only to the 6th issue

•	Adjusted current ratio over 1.0; current assets divided by current liabilities, excluding from the current liabilities the current portion of long-term debts of the Company.

•	EBITDA/Financial Expenses equal to or less than 1.5.

•	Non compliance with these obligations will not be evidenced unless if recorded in quarterly financial statements, for at least two consecutive quarters, or for two non-consecutive quarters within a period of twelve months.

(v) 7th Issue of Debentures

On September 17, 2004, the Company registered a securities program with the CVM by which it shall be able to offer government bonds, including non-convertible debentures and commercial papers, up to a total amount of R$1,500,000 throughout the next two years. As part of such program, on March 01, 2005 the Company issued 300,000 debentures in the face value of R$1 each, totaling R$300,000. The date of the financial settlement of the transaction was March 14, 2005

The debentures were placed on the market as follows:

	Amount	Adjustment	Interests		Interest Payment	Amortization	Maturity Date
1st series	200,000	—	CDI + 1.5	%p.a.	Semiannual	Bullet payment	Mar/2009
2nd series	100,000	IGP-M	10.80%		Annual	Bullet payment	Mar/2010

The raised amount was used for final settlement of the 4th and 5th issues of debentures and for payment of other loan installments.

The amount already used for the securities program was R$ 900,000, of which R$ 600,000 refer to the 6th issue of debentures and R$ 300,000 correspond to the 7th issue of debentures.

Financial Covenants:

•	Adjusted current ratio over 1.0; current assets divided by current liabilities, excluding from the current liabilities the short term portion of the long term debts undertaken by the Company.

•	EBITDA/Financial Expenses equal to or less than 1.5.

•	Non-compliance with these obligations will not be evidenced unless if recorded in its quarterly financial statements, for at least two consecutive quarters, or for two non-consecutive quarters within a period of twelve months.

(c) Caixa Econômica Federal

Pro-Sanitation Program

(i) Water and sewage

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

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

Agreements were signed in the amount of R$ 479,519 in 2004 and 2003, with no disbursements having occurred in this period in connection with said agreements.

Contractually established repayment terms range from 120 to 180 months, from the date the related projects become operational.

The balance at December 31, 2004 is R$ 480,389 (2003 – R$ 505,278). In addition, amounts available from these loans, in the grace period, are R$ 496,368, including agreements signed in 2003 and 2004.

Contract charges are as follows:

Contract signed in:
	1996	1997	1998
Interest rates	9.5% p.a.	6.5% to 8.0% p.a.	6.5% to 8.0% p.a.

In the grace period:
Risk fee	1.0% on disbursed amount	1,0% on disbursed amount	0,6% p.a. on outstanding balance
Management fee	0.12% p.m. on contract value	2.0% p.a. on disbursed value	2,0% p.a. on disbursed value

    In the operational stage:

Management fee	Difference between calculation of installment at the rate of 10.5% p.a. less rate of 9.5% p.a.	1.0% p.a. on outstanding balance	1,0% p.a. on outstanding balance

(ii) Pro-sanitation Program - “Pró-Sanear”

In 1997 and 1998 contracts were signed under the Pro-Sanitation – “Pró-Sanear” program for the improvement of water and sewage services in several municipalities of the Metropolitan Region of São Paulo, with the participation of the communities receiving the services. The loans are collateralized by collections of the daily billings from water supply and sewage services up to the total amount of the debt. Contractually established repayment terms are 180 months from the date the related projects become operational. Outstanding loan balances under this program were R$ 17,591 at December 31, 2004 (2003 – R$ 17,419). The amount available for use from these loans, for the projects already in progress, is R$ 27,518.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

Applicable financial charges:

Interest rate – 5.0% p.a.

Management fee (Grace period) – 2.0% p.a. on outstanding balance

Management fee (amortization stage) – 1.0% p.a. on outstanding balance

Risk fee (grace period) – 1.0% on disbursement

Financial covenants:

•	The loans under the Pro-Sanitation program are subject to the Company meeting certain financial and operating covenants (including operating margin, personnel expense margin, and revenue versus collection index, as defined). Such indexes, based on the previous 2 years, are semiannually projected for the next 2 years.

(d) BNDES

Agreement 01.2.619.3.1 – Executed in August 2002, in the total amount of up to R$ 60,000, to partially finance the second stage of the Tietê River Clean-up Project, object also of loan agreement No. 1212/OC – BR with the Interamerican Development Bank (IDB). The related project is in the execution stage, aggregate borrowings under these agreements in 2004 were R$ 17,719, and the outstanding balance at December 31, 2004 was R$ 44,446 (2003 – R$ 25,545).

Onlending agreement 10/669.748-6, in the total amount of R$ 180,000, distributed among the financial agents as follows:

Agent	Amount
Unibanco – União de Bancos Brasileiros S.A.	60,000
Banco BBA Creditanstalt S.A.	51,000
Banco Alfa de Investimento S.A.	39,000
Banco Itaú S.A.	30,000

Total	180,000

The related project is in the execution stage, aggregate borrowings under the agreements were R$ 53,162 at December 31, 2004, and the outstanding balance R$ 133,340 (R$ 76,636 in 2003). The onlending agreement funds are passed on from BNDES to the agents, and by the agents to the Company. The onlending agreement has the same purpose as the agreement entered into between BNDES and the Company, and the charges and amortization terms are equal for both, namely:

Interest – Long-Term Interest Rate (“TJLP”) limited to 6.0% p.a., plus a spread of 3.0% per annum, payable quarterly during the grace period and monthly in the repayment period.

The portion of the TJLP in excess of 6.0% p.a. is added to the outstanding principal balance.

Amortization – Principal is payable in 84 monthly installments beginning in September 2005, with final maturity in February 2013.

The agreements are collateralized by part of the revenue from water and sewage services.

Financial covenants:

•	Adjusted current ratio: over 1.0;

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

•	Ratio of EBITDA to operating revenue: equal or higher than 38%;

•	Ratio of connections (water and sewage) to employees: equal or higher than 520;

•	Ratio of EBITDA to debt service: equal or higher than 1.5;

•	Ratio of shareholders’ equity to total liabilities: equal or higher than 0.8.

(e) Eurobonds

(i) In July 1997, the Company issued US$ 275 million 10% Notes, due 2005. Interest on the loans is payable semiannually with final maturity in July 2005. “UBS – Securities LLC” acted as lead arranger and “Deutsche Morgan Grenfell” and “BB Securities” as co-lead arrangers. These funds were intended for advanced settlement of the 2nd issue of debentures.

(ii) In June 2003, the Company issued US$ 225 million 12% Notes due 2008. Interest is payable semiannually with final maturity in June 2008. “The Bank of New York” acted as lead arranger and “The Bank of Tokyo Mitsubishi Ltd.” as principal paying agent. These funds were used for final settlement of the Eurobonds issue of US$ 200,000 thousand matured in July 2003.

Covenants (In the constant currency method):

•	No incurrence of additional indebtedness if the debt/adjusted capitalization (*) ratio is greater than 0.42;

•	Debt Service Coverage Ratio cannot be less than 2.5 (adjusted EBITDA(**)/financial expenses);

•	Loans to controlling shareholder must be limited to the respective amount of accounts receivable.

(f) Inter-American Development Bank (IDB)

Agreement 229 – In June 1987, the Company signed a loan agreement with the IDB for US$ 163 million to finance improvements and expansion of the sewage systems in the São Paulo Metropolitan Region. Semiannual principal repayments began in January 1994, with final maturity in July 2007. The loan bears interest of 7.7% per annum. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in June 1987, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement on December 31, 2004 was US$ 41,223 thousand, R$ 109,421 (2003 – R$ 154,675).

Agreement 713 – In December 1992, the Company signed a loan agreement with the IDB for US$ 400 million to finance the Tietê River Clean-up Project – Stage I. Semiannual principal repayments began in June 1999, with final maturity in December 2017. The loan bears interest at variable rate based on the cost of funding to the IDB. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in December 1992, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement at December 31, 2004 was US$ 294,834 thousand, R$ 782,609 (2003 – R$ 889,075).

Agreement 896 – In December 1992, the Company signed an additional loan agreement with the IDB for US$ 50 million for the Tietê River Clean-up Project – Stage I. This loan bears interest at 3.0% per annum. Semiannual principal repayments began in June 1999, with final maturity in December 2106. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in December 1992, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement at December 31, 2004 was US$ 33,333 thousand, R$ 88,480 (2003 – R$ 104,332).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

Agreement 1.212 – In July 2000, the Company signed a loan agreement with the IDB for US$ 200 million to finance the Tietê River Clean-up Project – Stage II. The related project is in the execution stage, and aggregate borrowings under such agreement in 2004 are US$ 36,623 thousand and the balance available is US$ 111,592 thousand.

The loan will be repaid in semiannual installments, beginning six months after the final drawdown date and ending in July 2025. The loan bears interest semiannually, on the daily outstanding balance, at the annual rate determined in accordance with the costs of loans borrowed by the bank in the prior six-month period, plus a spread, being variable for each six-month period. The outstanding balance of such agreement at December 31, 2004 was US$ 88,409 thousand, R$ 234,671 (2003 – R$ 149,616).

Financial covenants

•	Agreement 229 – Long-term debt must not exceed 1.5 times the shareholders’ equity.

•	Agreements 713, 896 and 1212 – Tariffs must: a) produce enough revenue to cover the system operating expenses, including those related to management, operation, maintenance and depreciation; b) ensure profitability on property, plant and equipment of not less than 7%. During the performance of the project the outstanding balances of short-term loans must not exceed 8.5% of the Company’s shareholders’ equity.

(g) International Bank for Reconstruction and Development – BIRD (World Bank)

Agreement 3.102 – In February 1990, the Company signed a loan agreement with the World Bank for US$ 280 million to finance improvements in the Company’s operating efficiency. Principal repayments began in September 1994, with an annual interest rate of 0.5% above the cost of funding during the six-month period, and final maturity in March 2004, when the last installment was paid.

Agreement 3.504 – In March 1993, the Company signed an agreement with the State Government for the transfer of the funds received by the State Government from the World Bank in December 1992. The proceeds from this loan were designated to finance the environmental clean-up of the Guarapiranga Basin. In December 1992, a guarantee agreement was executed between the Federative Republic of Brazil and the BIRD, to warrant the provision of funds to meet the obligations set forth in the financing agreement. Semiannual principal repayments began in October 1997, with final maturity in April 2007. The loan bears interest at 0.5% above the World Bank cost of funding. The outstanding balance was US$ 11,754 thousand, R$ 31,200 at December 31, 2004 (2003 – R$ 45,433).

(h) Syndicated loans

Deutsche Bank Luxembourg

In October 2000, the Company signed a loan agreement for US$ 100,000 thousand having the Deutsche Trust Bank Limited as paying agent and the Brazilian American Merchant Bank as arranger, for the purpose of refinancing own financial obligations. The loan bears interest at 11.125% per year, and is repaid in 10 semiannual installments, comprising principal and interest for the period, with final maturity in October 2005. Two installments were paid in 2004, totaling US$ 20,000 thousand, plus interest for the period.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

Covenants (In constant purchasing power currency)

•	No incurrence of additional indebtedness if debt/adjusted capitalization (*) ratio is greater than 0.42;

•	If the Debt Service Coverage Ratio is less than 2.5 (adjusted EBITDA(**)/financial expenses);

•	Loans to controlling shareholder must be limited to the respective amount of accounts receivable.

(*) Adjusted capitalization excludes from the Shareholders’ Equity overdue accounts receivable, both from the State of São Paulo Government and from self-operated wholesale water distribution companies

(**) Adjusted EBITDA is calculated by excluding unpaid sales of water and sewage services to the State of São Paulo Government and unpaid sales of water on a wholesale basis to self-operated systems in the Metropolitan Region of São Paulo – RMSP (non-accounting information).

(i) Financial Covenants

All the financial covenants have been met and, therefore, the outstanding balances of loans and financing are duly classified between short- and long-term, in conformity with the relevant agreements.

(j) Japan Bank for International Cooperation (“JBIC”)

On August 6, 2004, the Company signed a financing agreement with the JBIC – Japan Bank for International Cooperation, guaranteed by the Federal Government, in the amount of 21,320 million Japanese Yens, equivalent to approximately R$ 588,000, which is intended for the Environment Recovery Program for the Metropolitan Region of Santos Coastal Area, an enterprise worth 39,221 million Japanese Yens, equivalent to approximately R$ 1,081,000, the Company’s investment is 17,901 million Japanese Yens, equivalent to approximately R$ 493,000. The total term of the financing agreement is 25 years, with 18 years for amortization and 7 years of grace period. Interest will be paid semiannually at the rate of 2.5% p.a. for the sewage network and 1.8% p.a. for sewage treatment facilities.

(k) Maturity dates of loans and financing

	2005	2006	2007	2008	2009	2010	2011 onward	Total
In domestic currency	546,700	506,727	659,985	300,868	516,637	533,450	1,305,392	4,369,759
In foreign currency	950,110	130,886	120,954	675,481	78,241	78,241	646,981	2,680,894

Total	1,496,810	637,613	780,939	976,349	594,878	611,691	1,952,373	7,050,653

(l) Short-term debt structuring

One of the main objectives of the Company is to reduce its foreign currency debt exposure, seeking to minimize costs and volatility over its results.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

The Company is already seeking alternatives for refinancing loans maturing in 2005, aiming at a balance between local and foreign currency debts. Additionally, other financial obligations payable in 2005 will be paid with own funds.

The amortization of installments relating to the 4th issue of debentures, payable in March and June 2005, in the amount of R$ 50 million, and the amortization of installments relating to the 5th issue of debentures, payable in April 2005, in the amount of approximately R$ 150 million, shall be settled with own funds raised from the 7th issue of debentures (note 22).

10.	INCOME TAXES

Income tax and social contribution (a federally mandated tax based on income) are accrued on taxable results at the applicable tax rates, generally 25% for income tax and 9% for social contribution tax (34% composite rate).

(a) Reconciliation of the effective tax rate

Income and social contribution tax expense are recorded in the financial statements is reconciled to the statutory composite rates, as shown below:

	Years Ended December 31,
	2004	2003	2002
Income (loss) before taxes on income	789,987	1,111,078	(938,709)
Statutory rate	34%	34%	34%

Tax (expense) benefit at statutory rate	(268,596)	(377,767)	319,161
Permanent differences
Realization of revaluation reserve	(35,530)	(45,643)	(32,586)
Interest on shareholders’ equity	51,998	171,390	36,796
Other differences	10,291	9,384	(56)

Income and social contribution taxes	(241,837)	(242,636)	323,315

Current	(250,609)	(216,089)	(2,842)
Deferred	8,772	(26,547)	326,157

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

(b) The following summarizes the composition of deferred taxes:

	Years Ended December 31,
	2004	2003
Current assets:
Provisions for contingencies	7,650	3,874
Tax loss carryforwards	22,565	25,810

	30,215	29,684

Long-term assets:
Provisions for contingencies and pension obligations	228,929	172,499
Tax loss carryforwards	21,081	40,369
Other temporary differences	7,261	9,936

	257,271	222,804

Total deferred tax assets	287,486	252,488

Current liabilities:
Deferred taxes on revenues from governmental agencies	71,902	45,502
Deferred taxes on inflationary indexing gains	—	—

	71,902	45,502

Long-term liabilities:
Deferred taxes on revenues from governmental agencies	130,055	121,117
Other temporary differences	—	—

	130,055	121,117

Total deferred tax liabilities	201,957	166,619

Net deferred tax asset	85,529	85,869

(c) Tax effects on the revaluation of assets

As permitted by CVM Instruction No. 197/93, the Company did not record deferred tax liabilities related to the adjustments recorded as a result of the revaluations of property, plant, and equipment in 1990 and 1991. These unrecorded deferred tax balances would have amounted to R$ 491,475 at December 31, 2004, and R$ 526,900 and R$ 572,582 and at December 31, 2003 and 2002, respectively.

(d) Tax loss carryforwards

The Company had tax loss carryfowards of R$ 484,950 at December 31, 2004, and R$ 735,324 and R$ 963,923 at December 31, 2003 and 2002, respectively, related to social contribution tax, and R$ 87,902 related to income tax at December 31, 2002, all of which may be used to offset future taxable income.These tax loss carrryforwards have no

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

expiration, but are limited to utilization of 30% of taxable income in any given year. The Company is currently petitioning in court the right to fully offset the tax loss carryforwards without regard to the 30% annual limitation imposed by Law No. 8,981/95. Utilization of tax loss carryforwards has been within the limitation established by law.

Pursuant to CVM Deliberation No. 273/98 and CVM Instruction No. 371/02, management is required to present its best estimate of expected realization of tax assets arising from income tax and social contribution tax loss carryforwards. Current estimates indicate that these assets will be realized, as follows (unaudited):

Year	Realization - %
2005	51,7
2006	48,3

Total	100,0

In accordance with CVM Instruction No. 371/02, these estimates were based on projections using the cash flow model, approved by the Company’s Board on March, 25, 2005.

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

(e) Deferral of tax on indexing gains (inflationary profit)

This balance arises from the inflation accounting system in use prior to 1996 through which time certain adjustments for inflation were taxable or tax deductible. The deferral of the date of payment of income tax arising through that period was generally over the life of the underlying non-monetary assets but not exceeding ten years. In 2002, as permitted by current tax legislation, the Company carried out a partial realization of inflationary profit in advance of the actual timing using 2002 tax losses. The total amounts realized during, 2003 and 2002 were R$9,903, and R$179,268, respectively.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

11.	TAXES PAYABLE

		Current		Long-term
	2004	2003	2004	2003
Income tax	21,162	4,396	—	—
Social contribution tax	7,080	—	—	—
COFINS and PASEP	29,232	23,428	—	—
PAES	36,311	33,201	272,338	282,214
INSS (social security contribution)	15,531	15,055	—	—
Other	5,803	8,408	—	—

Total	115,119	84,488	272,338	282,214

The Company applied for enrollment in the Special Tax Debt Refinancing Program (PAES) on July 15, 2003 in accordance with Law No. 10,684 of May 30, 2003, in which the Company included certain tax liabilities related to COFINS and PASEP, which had previously been the subject of a legal action by the Company challenging the application of Law No. 9718/98, and consolidated the previously outstanding balance of tax liabilities included under the previous Tax Recovery Program (REFIS). The total amount of tax liabilities included in the PAES was R$ 316,953, as follows:

Tax	Principal	Fine	Interest	Total
COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	—	—	112,639

Total	250,139	13,759	53,055	316,953

The obligation will be paid in 120 months. After enrolling in the PAES program, the Company paid R$ 34,894 and R$ 16,224 during the years ended December 31, 2004 and 2003, respectively. Financial charges in the amount of R$ 28,128 were recorded for the year ended December 31, 2004 and R$ 14,686 in 2003. Assets pledged as guarantee under the previous REFIS Program in the amount of R$ 249,034, continue to secure amounts under the PAES Program.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

12.	PENSION AND HEALTH BENEFIT PLANS

(a) Health benefit plan

Managed by Fundação Sabesp de Seguridade Social – SABESPREV, the plan is comprised of free-election health benefit plans, funded by contributions from the sponsor and the participating employees, which were the following in the year:

Company: average of 6.89% (2003 – 6.21%) of on the payroll;

Participating employees: 3.21% of base salary and bonus, corresponding to 2.25% of the gross payroll, on average.

(b) Pension benefits

Managed by Fundação Sabesp de Seguridade Social – SABESPREV, the defined benefit pension plan is supported by monthly contributions as follows: 2.10% from the Company and 2.19% from the participating employees. In order to meet the provisions of CVM Resolution No. 371, of December 13, 2000, below is a description of the amounts of pension and retirement benefits paid granted and payable, to which the employees will be entitled after their service time.

Based on independent actuarial reports at December 31, 2004, calculated in conformity with the Projected Unit Credit Method, the Company had a net actuarial liability of R$ 328,605 (R$ 305,184 in 2003), representing the difference between the present value of the Company’s benefit obligations to the participating employees, retired employees, and pensioners, and the fair value of the related assets, as shown below:

(i) Reconciliation of assets and liabilities	2004	2003
Present value of benefit obligations	(760,015)	(774,126)
Fair value of plan assets	584,702	482,881
Unrecognized gains	(153,292)	(13,939)

Total pension liabilities	(328,605)	(305,184)

(ii) Expenses recognized in the statement of income	2004
Current service cost	11,960
Interest cost	93,991
Expected return on plan assets	(58,478)
Employee contribution	(13,754)
Amortization of past service cost	53,215

Total	86,934

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

(iii) Changes in net actuarial liabilities

Present value of net actuarial liability on December 31, 2003	(145,540)
Current service cost	(11,960)
Interest cost	(93,991)
Expected return on plan assets	58,478
Employee contributions	13,754
Amortization of past service cost	(53,215)

(232,474)

Actual contributions by the Company in 2004	10,298

Present value of net actuarial liability in December, 2004	(222,176)

(iv) Reconciliation of changes in the fair value of plan assets

Fair value of plan assets at December 31, 2003	482,881
Actual return on plan assets	104,015
Actual contributions in 2004	24,322
Benefits paid in 2004	(26,516)

Fair value of plan assets at December 31, 2004	584,702

(v) Reconciliation of changes in the present value of liabilities

Present value of liabilities at December 31, 2003	774,126
Current service cost	11,960
Interest cost	93,991
Benefits paid in 2004	(26,516)
Loss on the present value of liabilities	(93,546)

Present value of liabilities on December 31, 2004	760,015

(vi) Estimated expenses	2005
Current service cost	9,889
Interest cost	91,886
Expected return on plan assets	(70,221)
Gain amortization	(5,312)
Employee contributions	(13,752)
Amortization of past service cost	53,215

Total	65,705

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

(vii) Actuarial assumptions

Several statistical and other factors that attempt to project future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and the rate of future salary increases as determined by the Company, within certain internal guidelines. In addition, the actuary also uses subjective factors such as termination, turnover and mortality rates to estimate these factors. The actuarial assumptions used by the Company are reviewed on a regular basis and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower termination/withdrawal rates or longer or shorter life spans of participants. Such differences may result in a significant impact on the amount of pension expense recorded by the Company.

The assumptions used for the actuarial valuation were as follows:

Economic assumptions	2004		2003
Discount rate	12.32	% p.a.	12.32	% p.a.
Expected rate of return on plan assets	12.06	% p.a.	12.06	% p.a.
Future salary increases	6.08	% p.a.	6.08	% p.a.
Increase in social security benefits and limits	4.00	% p.a.	4.00	% p.a.
Capacity factor
- Salaries	98%		98%
- Benefits	98%		98%

Demographic assumptions for 2004 and 2003
Mortality table	Adjusted IBGE
Disabled mortality table	RRB 1944
Disability entry table	Modified RRB 1944
Turnover table	Prudential
Retirement age	First age with entitlement to one of the benefits
% of active participants married at time of retirement	95%
Age difference between the participants and their spouses	Wives are 4 years younger than husbands

Number of active participants at December 31, 2004 – 16,673 (17,178 in 2003)

Number of inactive participants at December 31, 2004 – 4,908 (4,397 in 2003)

As permitted by CVM Resolution No. 371, the Company has chosen to recognize, beginning 2002, over a period of five years, the actuarial liability of the pension plan of its employees as of December 31, 2001, in the amount of R$ 266,074.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

The amount of past service cost must be recorded as “Extraordinary Item”, net of taxes, in the statement of income for the year as follows:

	2004	2003	2002
Extraordinary item	53,215	53,215	53,215
Deferred income and social contribution taxes	(18,093)	(18,093)	(18,093)

Net extraordinary item	35,122	35,122	35,122

Liabilities on December 31, 2001		266,074
Extraordinary item recorded for the period from 2002 to 2004		(159,644)

Balance to be recorded		106,430

13.	EMPLOYEE PROFIT SHARING AND OTHER BENEFITS

(a) Employee Profit Sharing

The Company recorded additional salary and payroll charges in the amounts of R$40,262 , R$39,978, and R$34,740 for the years ended December 31, 2004, 2003 and 2002, respectively, relating to employees profit sharing, in accordance with the labor legislation and agreements with trade unions. Such agreements define certain targets to be met and also define limits for distribution per employee based on monthly salaries. These charges represent an estimate made by management, as the final determination of the amounts payable is not yet available at the date of the preparation of the financial statements.

As a result of negotiations held by the Company with entities representing the employees, a Profit Sharing Program was implemented for the period from July 2004 to June 2005, with the payment of an amount corresponding to up to one month’s payroll, depending on achievement of defined targets. In December 2004 the Company made an advance payment of R$20,717, equivalent to 50% of one month’s payroll. The remainder of the 2004 accrual, if applicable, is estimated to be paid at the end of August 2005.

(b) Dismissal Encouragement Program

In December 2003, Company management approved and announced a special, one-time, dismissal encouragement program, granting special termination benefits to employees who opted for termination or early retirement. Benefits under the program generally included 30% of the employee’s salary for each year of service and 40% of the FGTS – Fundo de Garantia por Tempo de Serviço (severance fund). Approximately 700 employees voluntarily accepted such benefits under the program. At December 31, 2003, the Company accrued R$ 34,645 for these benefits, which was recorded as part of accrued payroll and related charges. All applicable benefits were paid in July in 2004.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

14.	PROVISIONS FOR CONTINGENCIES

(a) Provisions for contingencies

The Company is party to a number of claims and legal proceedings arising in the normal course of business, involving civil, labor, environmental, tax and other matters. The Company has accrued amounts necessary to cover estimated probable losses in case of an unfavorable outcome. As of December 31, these provisions are as follows:

	2004	2003
Disputed taxes – Finsocial (i)	7,872	7,872
Customer claims (ii)	219,042	181,167
Contractor claims (iii)	174,354	157,832
Civil claims (iv)	34,590	20,031
Labor claims (v)	25,854	24,195
Environmental claims (vi)	17,884	4,412
Other claims	11,008	8,328

Total provision for contingencies	490,604	403,837

Current portion	30,373	19,266
Long-term portion	460,231	384,571

The Company had made escrow deposits in the amount of R$16,189 and R$17,576 at December 31, 2004 and 2003, respectively, related to pending litigation. Such deposits are restricted and held by the court, pending final resolution of the matters.

(b) Lawsuits with possible risk of loss

Following are lawsuits in course against the Company at administrative and judicial levels, in different courts, for which legal counsel has assessed the likelihood of loss as possible and therefore, no provision has been recorded based on this legal counsel’s assessment:

	2004	2003
Customers (ii)	594,200	331,250
Contractors (iii)	178,300	44,750
Civil (iv)	148,500	76,000
Labor (v)	9,600	6,000
Environmental (vi)	200,300	420
Other claims	15,900	1,280

Total	1,146,800	459,700

In 2004, new lawsuits were filed by customers in the estimated amount of R$ 75 million, with monetary adjustment, interest and attorney’s fees in the approximate amount of R$ 187 million.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

In relation to contractor, new actions were filed in the approximate amount of R$ 75 million, with monetary adjustment to the lawsuits in course of approximately R$ 58 million.

(i) Disputed taxes

- Finsocial

In July 1991, the Company filed an Annulment and Declaratory Action (No. 91.0663460-5), seeking FINSOCIAL debts to be declared null and void and the Company’s liability to contribute to FINSOCIAL to be extinguished. Deposits were made in court, at the 2% rate, referring to the period from April 1991 until April 1992. On August 30, 2004, the Company was authorized to withdraw 75% of these deposits. The remaining 25% of the amount, corresponding to the rate of 0.5%, was held as escrow deposit and a provision was posted for such purpose. Upon the ruling by the Federal Supreme Court – STF that the FINSOCIAL tax was applicable to the gross revenue of service providers, which in the understanding of our legal counsel has effects over the discussion on the merit by the Company, the Company settled the amount of R$ 57,016 on July 26, 2002, corresponding to 1.5% of the total amount due, and requested the conversion into income, to the benefit of the Federal Revenue Service, of the total amount deposited in court, thus terminating lawsuit No. 91.0663460-5, which is now in the formalization stage.

- Tax on services

The Company took a legal action to challenge a City of São Paulo municipal law enacted in December 2002 that revoked the blanket exemption from municipal taxes. As a result of the loss of the exemption from municipal taxes, the Company may be subject to a tax on services charged at a rate of 5.0% on gross revenue from water and sewage services. The Company requested for an injunction against the municipality was granted by the trial court of the state of São Paulo (11a. Vara da Fazenda Pública do Estado de São Paulo), and such injunction was maintained after the filing of an appeal by the municipality. However, on May 5 2005, the lower court issued a decision against the Company. The Company intends to appeal such decision to the fullest extent permissible by law. A provision for any potential expense arising from the loss of exemption from municipal taxes was established. The Company are currently in the process of estimating the potential increase in expenses in case the lower court’s decision is upheld.

(ii) Customer claims

Customer claims refer to actions filed by the Company’s customers claiming tariff parity and, consequently, the refund of amounts imposed and charged by the Company. The Company has obtained final decisions, both favorable and unforable, in the lower and appellate courts, and has recorded provisions for cases with probable risk of loss.

(iii) Contractor claims

Certain construction service contractors have filed claims in court against the Company alleging underpayment of inflation indexation adjustments, withholding of amounts relating to the effects of the Real Plan and economic-financial unbalance of the contract. These lawsuits are in progress in lower and appellate courts, and provisions are recorded for cases with probable chance of loss.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

(iv) Civil claims

Civil claims refer to indemnities for material damages, pain and suffering and loss of profits caused to third parties and which were brought before lower and appellate courts. Provisions have been recorded for cases with probable chance of loss.

In November 2004, the Company filed a petition of writ of mandamus against the assessment and collection, by the Local Government of Bragança Paulista, of a fee for use of streets for implementation and passage of urban equipment intended for providing urban infrastructure services, seeking to obtain a judgment declaring the unconstitutionality and illegality of the local law that established and enacted the referred fee. On February 16, 2005, the preliminary injunction was granted on the Company’s behalf, suspending liability for the tax credits and for the fee for use of the areas until a final decision on the merit is rendered and ordering the Local Government of Bragança Paulista to suspend and refrain itself from demanding overdue or outstanding amounts allegedly due in conformity with the local law under judgment. Up to this date, the writ of mandamus was pending decision by the trial court.

(v) Labor claims

The Company is party to a number of labor proceedings, primarily involving the Sindicato dos Trabalhadores em Água e Meio Ambiente de São Paulo (“SINTAEMA”) such as matters referring to overtime, health hazard premium claims, prior notice, job deviation, salary parity and others. A significant portion of the amounts claimed are under provisional or final execution stage, in several different court levels, and thus are classified as probable loss, and duly provided for.

On January 9, 1990, the Water, Sewage and Environment Workers Union of São Paulo – SINTAEMA filed an action against the Company, alleging that it failed to pay certain benefits, and that it would be liable for the payment of fine to the SINTAEMA under the terms of a collective bargaining agreement in effect at that time. On July 31, 1992, the Labor Court rendered an adverse judgment against the Company, however did not award losses and damages on behalf of the labor union at such time. Presently, the Company is negotiating the amount to be paid with the labor union. In addition, the Company filed a petition for writ of mandamus seeking a relief determining that the labor union is imposing an excessive fine, since it exceeds, by far, the principal amount of the debt. The request has been denied by the trial court and the case is currently pending a definitive judgment from the Superior Labor Court – TST.

(vi) Environmental claims

Environmental claims refer to several administrative proceedings brought by public agencies, including Companhia de Tecnologia de Saneamento Ambiental – CETESB (Environment Sanitation Technology Company), seeking to impose a fine for environmental damages allegedly caused by the Company.

Among other matters involving the State of São Paulo Public Attorney’s Office, the following are worthy of mention: (A) On April 4, 2002, the Company was served process in a public action for damages caused by reason of disposing of sludge from the Company’s water treatment facilities into running water, determining that the Company should cease to dispose of sludge and imposing a daily fine in the amount of R$ 50,000.00 in case the Company did not comply with the provisions in the referred preliminary injunction; however, such injunction was withdrawn. The trial court rendered an affirmative judgment to the Company, against which an appeal has been filed. The Company is presently unable

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

to estimate the extent or amounts involved in connection with the compliance with potential measures it may be required to adopt by virtue of a judgment rendered in this case classified as probable loss; (B) on October 21, 2004, a trial court judgment was rendered in a public action brought by the Office of the Public Prosecutor of the Judicial District of Paraguaçu Paulista against the Company on February 17, 2003, which partially granted the civil public action and sentenced the Company to (i) refrain itself from disposing of “in natura” sewage into any river in the Municipality of Paraguaçu Paulista; (ii) invest in a water and sewage treatment system in this municipality; (iii) pay an indemnity for environmental damages awarded in the amount of R$ 116,934, which was classified as possible risk of loss. The court decision determined, further, that the non-compliance with items (i) and/or (ii) above will subject the Company to the payment of daily fines. The Company filed an appeal against the trial court decision; (C) on February 25, 2003, a request for a preliminary injunction was filed for the Company to immediately refrain itself from disposing of sewage without due treatment, in the municipality of Lutécia, as well as for the purpose of determining that payments for water and sewage services by users thereof be deposited in court until the Company has fulfilled the necessary plan of investments in the water and sewage system of the municipality, in addition to a daily fine in the amount of one thousand (1,000) minimum salaries in case of non-compliance with the award-making decision. After submission of an expert report, the Public Prosecutor Office requested the Company to be sentenced to pay the amount of R$ 82,779. The Company, in consideration of the possibility of a settlement with the Public Prosecutor Office, condemned the area and requested the respective environment licenses.

Other Proceedings related to the Concession

On December 2, 1997, the Municipality of Santos enacted a law expropriating the Company’s water and sewage systems in that municipality. In response, the Company filed a petition for writ of mandamus added by a preliminary injunction against the enactment of the referred law, seeking the annulment thereof. The preliminary injunction was denied by the trial court. Such decision was further reversed by the State of São Paulo Court of Appeals, which granted the writ of mandamus suspending the effects of the referred law. The trial court judge rendered an affirmative judgment to the Company, against which an appeal was filed by the municipality of Santos. No final decision has been rendered up to this date about the matter by the Court of Appeals. No amount was record on December 31, 2004 and 2003.

The Municipality of Sandovalina brought an action seeking to terminate the concession agreement entered into with the Company and to sentence the Company to pay contractual penalty as well as losses and damages for the supposed losses suffered by the Municipality on account of the absence of sewage treatment and for damages caused to streets. The preliminary injunction for immediate reversal of the treatment of water in the municipality was denied. The Company challenged the case and filed a counterclaim seeking the plaintiff to be sentenced to pay R$ 115 relating to water supply in the period from December 1999 to August 2003, as well as to pay liquidated damages, without prejudice to losses and damages arising out of the Municipality having resumed the services. The Company presently continues to operate the water and sewage systems in the Municipality of Sandovalina and the case is in the discovery stage of the proceeding.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

15.	SHAREHOLDERS’ EQUITY

(a) Authorized capital

The Company is authorized to increase its capital up to a maximum of R$ 4,100,000, corresponding to 40,000,000,000 registered common shares without par value, upon resolution of the board of directors.

The Company has from time to time issued shares to purchase assets from third parties, usually municipal authorities. These shares are issued at market value, which correspond to the fair value of the assets acquired.

(b) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 28,479,577,827 registered common shares without par value as follows:

	2004		2003
Shareholders	Number of shares	%	Number of shares	%
São Paulo State Finance Department	14,313,511,872	50.26	20,376,674,058	71.54
Shares held in custody by Stock Exchanges	14,138,938,435	49.64	8,073,310,852	28.35
Other	27,127,520	0.10	29,592,917	0.11

	28,479,577,827	100.00	28,479,577,827	100.00

In October 2004, the State of São Paulo Government sold 5.27 billion of its common shares, of which 1.43 billion were sold in Brazil and 3.84 billion were sold as 15.36 million American Depositary Shares (“ADSs”) on the New York Stock Exchange - NYSE.

(c) Distribution of earnings

Shareholders are entitled to a mandatory minimum dividend distribution of 25% of adjusted net income, calculated in conformity with Brazilian Corporate Law. This requirement can be met through payments made in the form of dividends and interest on shareholders’ equity (net of withholding tax), to the extent amounts are available for distribution. Dividend distributions are limited to retained earnings as determined in accordance with BR CL. At December 31, 2004, as required by the CVM, management designated the retained earnings balance to a discretionary investment reserve account (see (e) below).

For purposes of BR CL, and in accordance with the by-laws of the Company, adjusted annual net income is an amount equal to the Company’s annual net income adjusted to reflect allocations to or from (i) statutory legal reserve, (ii) an equity contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any. The calculation of the mandatory minimum dividends for 2004 is as follows:

Net income for the year	513,028
(-) Legal reserve 5%	25,651

Net income	487,377

Mandatory minimum dividend	121,844

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

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

The Company declared interest on shareholders’ equity, in lieu of dividends, in the amount of R$ 152,935, R$504,089 and R$108,222 during the years ended December 2004, 2003 and 2002, respectively, which include applicable amounts withheld as income tax related to those shareholders who are subject to such taxation (State Government, municipalities and pension funds among others, are exempt from withholding income taxes). Interest on shareholders’ equity was calculated in conformity with article 9 of Law No. 9,249/95, at the Long-term Interest Rate (TJLP). This interest was originally recorded in “Financial expenses” for income and social contribution tax purposes and subsequently, for presentation purposes, was reflected directly in “Shareholders’ equity” in conformity with CVM Deliberation No. 207/96.

As discussed in Note 6, the remaining balance payable to shareholders reflects the reclassification to receivable from shareholder of R$105,520, R$401,712 at December 31, 2004 and 2003, respectively, of interest on shareholders’ equity payable to the State Government, which will be subject to future reciprocal offset with amounts owed from the State Government in accordance with the terms of the GESP Agreement as amended.

(d) Capital reserve

Capital reserve comprises of tax incentives and donations from government agencies.

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

(e) Investment reserve

Management proposed to transfer the balance of retained earnings not distributed to shareholders to a discretionary reserve (investment reserve) in accordance with the Company’s capital expenditure program.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

(i) The following summarizes the allocation of net income to the investment reserve for the years ended December 31,

	2004	2003
Net income for the year	513,028	833,320
(+) Realization of revaluation reserve	104,500	134,245
(-) Interest on shareholders’ equity	152,935	504,089
(-) Legal reserve 5%	25,651	41,666

Investment reserve	438,942	421,810

Management proposed to transfer the balance of retained earnings in the amount of R$ 438,942 to the Investment Reserve account in order to meet the needs for investments out of own funds, as provided for in the Capital Budget.

(f) Legal (statutory) reserve

Under Brazilian Corporate Law, the Company is required to record a legal reserve to which it must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20% of paid-in capital. Accumulated deficit, if any, may be charged against the legal reserve.

16.	INSURANCE COVERAGE

Insurance policies held by the Company provide the following coverage, taking into account the risks and nature of the related assets:

Type of insurance	Insured amounts – R$
Engineering risk	633,624
Fire	266,579
General liability – Directors & Officers	80,000
Comprehensive general liability – Construction	3,127
Comprehensive general liability – Operating	1,500

The Company does not have insurance coverage for business interruption risks nor for liabilities arising from contamination or other problems involving the supply of water to customers. In addition, the Company does not have insurance coverage for liabilities relating to non-compliance with environmental laws and regulations.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

17.	FINANCIAL INSTRUMENTS AND RISK

In accordance with CVM Instruction No. 235/95, the Company determined the market values of its assets and liabilities based on available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates in order to produce the most adequate realization value. Consequently, the estimates presented do not necessarily indicate the amounts which can be realized in the current market. The use of different market approaches and/or methodologies could have a significant effect on the estimated market values.

Market values and book values of the Company’s financial instruments at December 31, 2004 and 2003 are as follows:

	December 31, 2004			December 31, 2003
	Book value	Market value	Unrealized gain	Book value	Market value	Unrealized gain
Financial investments (i)	55,919	55,919	—	186,419	186,419	—
Foreign currency deposits	—	—	—	26,590	26,590	—
Debentures (ii)	(1,309,412)	(1,364,223)	54,811	(1,097,090)	(1,097,090)	—
Loans and financing (ii)	(5,741,241)	(5,880,397)	139,156	(6,167,173)	(6,364,015)	196,842

	(6,994,734)	(7,188,701)	193,967	(7,051,254)	(7,248,096)	196,842

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

(a) Exchange rate risk

Exchange rate risk is the risk that the Company may incur losses due to exchange rate fluctuations, which could increase the liability balances and related financial expenses of loans and financing denominated in foreign currencies. The Company does not enter into hedge or swap transactions to mitigate foreign currency risk, given the amounts and related costs involved. However, at times, it enters into forward exchange transaction and financial funding transactions in Brazilian reais to mitigate foreign currency exposure.

A significant portion of the Company’s debt is denominated in foreign currency, primarily the US dollar and the Euro, totaling R$ 2,680,894 (note 9). The Company’s net exposure to the exchange rate risk at December 31, 2004 and 2003 is summarized as follows:

	In thousands
	December 31, 2004		December 31, 2003
	US$	€	US$	€
Foreign currency deposits	—	—	(2,067)	(5,660)
Loans and financing	989,553	1,932	1,019,004	2,746

	989,553	1,932	1,016,937	(2,914)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

(b) Interest rate risk

Interest rate risk is the risk that the Company may incur losses due to interest rate fluctuations that would increase its financial expenses related to loans and financing. The Company has not traditionally entered into derivatives transactions to mitigate interest rate risk. The Company does, however, continually monitor market interest rates in order to evaluate the possible need to replace or refinance its debt. On December 31, 2004 and 2003, the Company had loans and financing in the amount of R$ 981,928 and R$ 1,225,090, respectively, at variable interest rates (CDI and TJLP).

Another risk faced by the Company is that adjustments to the Company’s related water and sewage tariff rates are not necessarily correlated with the increases in the interest rates and price-level restatement indices associated with the Company’s debt.

(c) Credit risk

The Company manages credit risk principally by selling to a geographically dispersed customer base, including sales to municipal governments.

No single customer represented more than 10% of the Company’s sales and services rendered in the years ended December 31, 2004, 2003, and 2002.

(d) Drought weather risk

The atypical meteorogical conditions for the past three years, resulted in the need to launch institutional campaigns to encourage economical and rational use of water, which has led to a decrease in billed water volumes. At the same time, higher investments were required to mitigate the drought effects on the Company’s water production systems. This drought period has required a reduction in water supply, with a consequent reduction in water volumes billed. In view of the present levels of the reservoirs, no rationing is estimated to occur in 2005.

(e) Valuation of financial instruments

The Company’s main financial instruments of the Company as of December 31, 2004 and the criteria adopted for their valuation are as follows:

(i) Cash and cash equivalents comprise cash on hand, bank accounts, financial investments and forward exchange transactions. The recorded values of these financial instruments approximate their market value.

(ii) Loans and financing and debentures - Market value was determined based on the discounted cash flows, using the interest rate projections available.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

18.	GROSS REVENUE

	2004	2003	2002
Metropolitan São Paulo	3,456,837	3,268,768	3,003,854
Regional systems	1,185,654	1,038,766	958,582

Total	4,642,491	4,307,534	3,962,436

(a) In October 2003, the Company launched a new campaign “Watch the Water Level”, involving advertisements in all media, together with a program consisting of discounts to customers who reduce their water consumption in the period from March to September 2004, by at least 20%, in relation to the average consumption determined by the Company. The Incentive Program for Water Consumption Reduction was implemented in the Metropolitan Region of São Paulo.

The program resulted in a reduction of R$ 74.1 million in the revenue from water and sewage services in the Metropolitan Region of São Paulo during its effective period.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

19.	OPERATING EXPENSES

	2004	2003	2002
Cost of sales and services:
Accrued payroll and related	806,362	791,648	652,135
General supplies	84,489	77,250	68,355
Treatment supplies	91,450	88,610	77,719
Outside services	260,423	207,176	211,967
Electric power	396,940	321,323	265,013
General expenses	35,044	33,419	34,832
Depreciation and amortization	578,672	547,722	504,955

	2,253,380	2,067,148	1,814,976

Selling expenses:
Accrued payroll and related charges	138,180	130,978	100,753
General supplies	6,028	5,328	4,324
Outside services	66,956	82,515	89,383
Electric power	802	743	536
General expenses	46,025	37,924	24,825
Depreciation and amortization	2,952	2,421	2,403

Bad debt expense, net of recoveries (note 5(c))	241,577	37,625	162,915

	502,520	297,534	385,139

Administrative expenses:
Accrued payroll and related charges	110,388	110,509	93,436
General supplies	3,527	3,424	4,134
Outside services	94,825	39,915	60,303
Electric power	904	816	581
General expenses	60,936	58,661	32,656
Depreciation and amortization	17,287	14,312	11,717
Tax expenses	25,690	26,423	23,197

	313,557	254,060	226,024

Selling and administrative costs and expenses:
Accrued payroll and related charges	1,054,930	1,033,135	846,324
General supplies	94,044	86,002	76,813
Treatment supplies	91,450	88,610	77,719
Outside services	422,204	329,606	361,653
Electric power	398,646	322,882	266,130
General expenses	142,005	130,004	92,313
Depreciation and amortization	598,911	564,455	519,075
Tax expenses	25,690	26,423	23,197
Bad debt expense, net of recoveries	241,577	37,625	162,915
	3,069,457	2,618,742	2,426,139

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

	2004	2003	2002
Financial expenses:
Interest and other charges on loans and financing - local currency	448,955	523,418	461,404
Interest and other charges on loans and financing - foreign currency	218,900	255,824	276,693
Other expenses on loans and financing	282	5,801	774
Income tax on remittances abroad	(23,786)	37,355	23,810
Other financial expenses	41,126	58,612	62,751
Monetary variations on loans and financing	76,057	144,689	103,597
Exchange variations on loans and financing	(179,697)	(540,569)	1,345,335
Other monetary and foreign exchange variations	21,257	33,268	3,719
Provisions	38,483	138,440	140,963

Total financial expenses	641,577	656,838	2,419,046

Financial income:
Monetary variations	60,305	203,938	35,350
Income from financial investments	23,114	69,958	69,022
Interest	57,552	37,450	42,863
Other	1	2	15

Total financial income	140,972	311,348	147,250
COFINS and PASEP (taxes on financial income)	(3,101)	(987)	(4,497)

Total financial income	137,871	310,361	142,753

Financial expenses (income), net	503,706	346,477	2,276,293

20.	MANAGEMENT COMPENSATION

Compensation paid by the Company to the members of its board of directors and management totaled R$ 1,838, R$ 1,478 and R$ 921 for the years ended December 31, 2004, 2003 and 2002, respectively.

21.	COMMITMENTS

(i) Lease

Administrative operating leases and property leases already contracted require the following minimum payments:

2005	7,796
2006	4,135
2007	1,811
2008	141

13,883

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

Rent expenses for the years ended December 31, 2004, 2003 and 2002 were R$ 11,300, R$ 11,800 and R$ 15,074, respectively.

(ii) Take-or-pay contracts

The Company has entered into long-term take-orpay-contracts with electric power providers. The main contract values of such type of supply are presented below:

2005	168,411
2006	142,332
2007	138,346
2008	144,157
2009	147,796
2010	150,359
2011	156,227
2012	130,556

1,178,184

Electric power expenses for the years ended December 31, 2004, 2003 and 2002 were R$ 388,143, R$ 322,460 and R$ 266,130, respectively.

22.	SUBSEQUENT EVENTS

a) The Company carried out the public distribution of the 7th issue of registered, book-entry type, non-convertible debentures, under the Company’s First Securities Distribution Program.

The distribution was carried out as follows:

	1st Series	2nd Series
Registration with CVM	CVM/SRE/DEB/2005/006	CVM/SER/DEB/2005/007
Amount	200,000	100,000
Issue Date	03/01/2005	03/01/2005
Unit value	R$ 1	R$ 1
Total value	R$ 200,000	R$ 100,000
Interest	DI added by 1.5% p.a.	10.8% p.a.
Monetary adjustment	N/A	IGP-M
Interest payment	semiannual	annual
Amortization	03/01/2009	03/01/2010

The amount raised is intended for payment of installments of the 4th and 5th issue of debentures.

b) In a meeting held on April 28, 2005, the Board of Directors deliberated to approve the proposal for the declaration of payment of dividends in the form of Interest on Own Capital, referring to the first quarter of 2005 amounting to R$38,200 which will be paid no later than sixty (60) days after the 2006 Annual Shareholders’ Meeting.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

c) The Company requested with the CVM a public distribution relating to the 8th Issue of Debentures, amounting to R$600,000, which was approved by the Board of Directors in a meeting held on May 19, 2005, under the Company’s First Securities Distribution Program.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

23.	SUMMARY OF DIFFERENCES BETWEEN BR CL AND US GAAP

The Company’s primary financial statements have been prepared in accordance with BR CL which differs significantly from US GAAP as described below:

(a)	Inflation accounting methodology and indices

In Brazil, because of highly inflationary conditions which prevailed in the past, a form of inflation accounting had been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. Two methods of inflation accounting were developed: one required under BR CL; and the other known as the Constant Currency Method. The primary difference between BR CL and the Constant Currency Method relates to accounting for the effects of inflation. Under BR CL, inflation accounting was discontinued effective January 1, 1996. Prior to that date, BR CL required inflationary indexation of property, plant and equipment, investments, deferred charges and shareholders’ equity, the net effect of which was reported in the statement of operations as a single line item. The Constant Currency Method is similar to U.S. Accounting Principles Board Statement No. 3 (“APS 3”), except that the former continues to apply inflationary accounting in periods of low inflation. Under US GAAP, the Brazilian economy ceased to be highly inflationary effective July 1, 1997. The other significant difference between the two sets of principles relates to the present-value discounting of fixed-rate receivables and payables, which is required by the Constant Currency Method and is prohibited under BR CL.

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

In the reconciliation from BR CL to US GAAP, consistent with the position paper prepared by the U.S. AICPA International Practice Task Force, an adjustment for inflation accounting has been included for the period from January 1, 1996 to December 31, 1997. During this period, inflation accounting was prohibited by BR CL but was required by APB statement 3 under US GAAP. Shareholders’ equity under US GAAP was increased by R$ 1,309,072 and R$ 1,379,323 at December 31, 2004 and 2003, respectively, due to the additional inflation restatement adjustments.

(ii)	Supplementary inflation restatement replaces revaluation of property, plant and equipment for US GAAP

The price-level restatement methodology under BR CL relied on an official inflation index announced by the Brazilian Federal government which was also used for purposes of determining taxes payable. Shortly after the launch of an economic stabilization plan in 1990, the government announced an inflation rate for that year which was materially understated in relation to the general and consumer price

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

indexes as measured by independent economic institutes. In 1991, the government acknowledged this distortion and companies were required to re-present their statutory financial statements using a revised inflation index and the effects thereof were also used to determine income taxes, retroactively. The same law (Law No. 8,200/91) also granted companies the option (and the CVM required adoption when the effects were significant) to reprocess the accumulated inflation accounting effects since the date of acquisition of assets based on an independently sourced consumer or general price index. This supplemental indexation of property, plant and equipment, investments and deferred charges was to be recorded in the statutory BR CL accounting books but would have no effect for tax purposes. The Company anticipated the effects of this measure by contracting an independent firm of experts to perform an appraisal to market value of its property, plant and equipment and recorded the revaluation increment in its statutory BR CL accounting records, without affecting its tax position, in much the same way as Law No. 8,200/91 later required. As the revaluation increment had eliminated the effects of the supplemental price-level restatements, no further action was taken and the Company did not apply the incremental indexation.

Under US GAAP, revaluations of assets to market value are not permitted and the effects of the revaluation have been reversed in the reconciliation to US GAAP. However, in order to preserve the integrity of the historical cost of its assets based on the price-level restatement convention adopted by BR CL, the Company has recorded the supplemental price-level restatement adjustments, in accordance with Article 2 of Law No. 8,200/91, as an adjusting item in the reconciliation to US GAAP. The Company has presented the balances of shareholders’ equity and net income (loss) under BR CL, adjusted for the effects of the revaluation and the replacement of the reversal by the supplemental price-level restatements, and related tax effects, as a subtotal, prior to presenting the reconciling items to US GAAP. The subtotal also includes the effects of including an additional two years’ inflation accounting adjustments through to 1997 for purposes of US GAAP.

Shareholders’ equity under US GAAP was increased by R$ 3,028,301 and R$ 3,149,121 at December 31, 2004 and 2003, respectively, due to the supplementary inflation restatement adjustments and reduced by R$ 2,619,220 and R$ 2,723,720 at December 31, 2004 and 2003, respectively, due to the reversal of the revaluations, before tax effects.

(iii)	Inflation indices

The indexation of the financial statements through 1995, except for the year 1990, under BR CL was based on an official government index, the Unidade Fiscal de Referência - UFIR and for the year ended December 31, 1990 on a consumer price index (Índice de Preços ao Consumidor, or IPC). For purposes of US GAAP, a general price index, the Índice Geral de Preços - Mercado, or IGP-M, was used to record the additional inflation restatement in 1996 and 1997 and the supplementary inflation restatement through 1995 (see above).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

(b)	Income taxes and social contribution

Under BR CL, deferred tax assets are recognized at the estimated amounts that management considers are probable to be recovered. In addition, deferred income taxes are shown gross rather than net.

Under US GAAP, deferred taxes are recorded on all temporary tax differences. Valuation allowances are established when it is more likely than not that deferred tax assets, including tax loss carryforwards, will not be recovered. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference, and are presented net.

For purposes of deferred tax accounting, the US GAAP adjustments relating to inflation restatement of land and the push-down expenses from the Plan G0 pension fund (j)(ii) below and sabbatical paid leave benefits are treated as permanent tax differences, as such items are not deductible for tax purposes by the Company.

Taxes on income in Brazil consist of two types of taxes: income tax and social contribution (Note 10 (a)). In Brazil, the tax law and tax rates are sometimes significantly altered by provisional measures (“medidas provisórias”) announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. Until September 2001, these measures remained in force for one month and expired automatically if they were not extended for an additional one-month period. In September 2001 all provisional measures were automatically enacted, and the Presidential decree powers restricted. Under BR CL, when calculating deferred income taxes, the provisional measures are usually taken into account.

Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods which have been established by provisional measures are not considered to have been enacted and are ignored. However, the provisional measure, to the extent it has not lapsed, is used for determining the amount of current tax payable. Deferred income tax adjustments on income arising from different enacted tax rates amounted to R$ 2,319 during 2002.

Shareholders’ equity under US GAAP was reduced by R$ 1,325,935 and R$ 1,373,460 at December 31, 2004 and 2003, respectively, due to deferred tax adjustments on US GAAP differences, excluding revaluations.

No valuation allowance adjustments were required to be included in the reconciliation between BR CL and US GAAP.

(c)	Financial instruments and concentration of credit risk

Under BR CL, there are less detailed requirements regarding the disclosure of information on financial instruments not reflected on the balance sheet or on concentration of financial instruments with credit risk.

Under US GAAP, the applicable accounting practice for financial instruments depends on management’s intention for their disposition and requires adjustments to their market or fair values. Additional information on face or contract or notional principal amount; nature

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

and terms including (i) credit and market risk, (ii) cash requirements and (iii) accounting policy followed; amount of loss, if any party to the financial instrument fails to perform; and policy as to requiring collateral is required. Disclosure as to concentration of credit risk arising from all financial instruments is required to include information about the activity, region or other characteristic that identifies the concentration; amount of loss if parties to the concentrated risk fail to completely perform; and policy as to requiring collateral.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

For purposes of US GAAP, certain unrealized gains and losses from the Company’s available-for-sale securities are recorded directly in shareholders’ equity, net of tax effects, until realized. Shareholders’ equity under US GAAP was reduced by R$ 92 and R$ 99 at December 31, 2004 and 2003, respectively, for unrealized losses from available-for-sale securities.

(f)	Property, plant and equipment

(i)	Revaluations of property, plant and equipment

BR CL permits appraisal write-ups, provided that certain formalities are complied with. The revaluation increment is credited to a reserve account in shareholders’ equity. Depreciation of the asset revaluation increments is charged to income and an offsetting portion is relieved from the revaluation reserve in shareholders’ equity and transferred to retained earnings as the related assets are depreciated or are disposed

For US GAAP reconciliation purposes, net revaluation of property, plant and equipment in the amounts of R$ 2,619,220 and R$ 2,723,720 at December 31, 2004 and 2003, respectively, have been eliminated in order to present property, plant and equipment at historical cost, indexed for inflation through 1997 based on a general price index, less accumulated depreciation. The depreciation on such revaluation charged to income, totaling R$ 104,500, R$ 134,245 and R$ 95,841 for the years ended December 31, 2004, 2003 and 2002, respectively, has also been eliminated for US GAAP purposes.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

the amount of interest capitalized excludes the indexation charges associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings.

The effects of these different criteria for capitalizing and amortizing interest are presented below:

	2004	2003
Interest capitalized under US GAAP in the period from 1989 to 1995	208,826	208,826
Amortization thereof	(92,583)	(84,826)
Capitalized interest credited to income under BR CL (12% per annum, applied monthly to the balance of construction-in progress) in excess of actual interest	(32,983)	(32,983)
Amortization thereof	27,078	25,850
Indexation charges and foreign exchange losses capitalized since 1999 under BR CL, net	(4,833)	(29,296)

US GAAP difference in shareholders’ equity at December 31	105,505	87,571

US GAAP difference on pre-tax income for the year ended December 31	17,934	9,032

(iii)	Valuation of long-lived assets

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

Under US GAAP, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to periodically evaluate the carrying value of long-lived assets to be held and used, and for long lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from identified assets, representing the lowest level for which identifiable cash flows largely independent of the cash flows of other groups of assets and liabilities, is less than their carrying value. In that event, a loss is recognized to the extent that the carrying value exceeds the fair market value of the assets.

No adjustment has been included in the reconciliation from BR CL to US GAAP to take account of differences between the measurement criteria, as based on analysis of cash flows measured at the smallest unit of assets groups for which cash flow data is captured no impairment provisions were required. Losses recognized on the write-off of property, plant and equipment arose primarily from adjustments related to the withdrawal of concession assets, construction-in-progress projects which were deemed to be no longer economically feasible and obsolescence write offs.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

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

The balance of feasibility study costs outstanding, amounted to R$ 39,097 and R$ 48,951 at December 31, 2004 and 2003, respectively, was written-off for US GAAP purposes. The net effects from amortization and deferrals in the statement of operations at December 31, 2004 was an increase of R$ 9,854 and at December 31, 2003 and 2002 were reductions of R$ 3,894 and R$ 216, respectively.

(h)	Dismissal encouragement program

As discussed in Note 13 (b), in December 2003 the Company announced a one-time, special dismissal encouragement / early retirement program. Under BR CL, the total estimated termination benefits for all employees who would formally accept the offer were accrued for at December 31, 2003. Under US GAAP, such benefits are considered special termination benefits, as defined in SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and as such, are only allowed to be accrued as an expense when an employee accepts the offer. At December 31, 2003, approximately 330 employees had requested to apply to enter the dismissal encouragement program. In the reconciliation between BR CL and US GAAP, the difference between the estimated benefits under BR CL and the estimated benefits associated with those employees who had accepted offers at December 31, 2003 has been reversed for US GAAP. Such benefits were accrued and expensed in 2004. At December 31, 2004, 711 employees entered this program and the Company had paid R$ 29,409.

(i)	Pension benefits

Under BR CL, prior to 2002, amounts related to the pension plan were recorded on an accrual basis as the obligations for contributions fell due. In accordance with a new accounting standard issued by IBRACON and approved by the CVM, effective January 1, 2002, Brazilian public companies must account for pension obligations based on actuarial calculations and provide certain disclosures related to their pension plans. Under the new standard, the actuarial pension obligation determined at the date of adoption could be either recorded directly in shareholders’ equity, or prospectively, during the five-year period ending December 31, 2006 in results of operations. As permitted, the Company has elected to recognize this transition obligation on a straight-line basis through income over five years beginning in 2002. The amortization of the liability is being presented as an “Extraordinary item” in the statements of operations, net of applicable tax effects.

Under US GAAP, the Company accounts for its pension plans in accordance with the provisions of SFAS No. 87, “Employers’ Accounting for Pensions,” which among other requirements, requires that the Company recognize the actuarially-determined liability of

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

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

SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” sets forth the requirements for information that must be disclosed with respect to the Company’s pension plans, which are presented in Note 24.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

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

During the year ended December 31, 2000, in the financial statements prepared in accordance with BR CL, sabbatical leave accruals totaling R$23,747, which had in prior years been charged to income, and were accounted for as a receivable (reimbursement) due from the State Government, were reversed, as the Company does not consider this to be an expense under BR CL. Similarly, during December 31, 2004, 2003 and 2002, total amounts not accrued were (R$ 14,743), R$ 140 and 459, respectively. Such amounts, consistent with the US GAAP difference mentioned above, were ‘pushed down’ as expenses in the reconciliation to US GAAP.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

(iv)	Summary of pension benefits adjustments

The effects included in the shareholders’ equity reconciliation arising from these different criteria for pension and benefit accounting are presented below:

	2004	2003
Plan G1
Accrued pension liability under US GAAP	(576,418)	(541,399)
Accrued pension liability under BR CL	222,176	145,540

Difference Plan G1 (i) (i)	(354,242)	(395,859)

Plan G0
Accrued pension cost under US GAAP (i) (ii)	(1,103,253)	(1,066,105)

Sabbatical paid leave
Recognition of reversed expense (i) (iii)	(11,524)	(26,267)

Push-down accounting of Plan G0 and sabbatical paid leave
Gross amount paid for Plan G0 and sabbatical paid leave recorded as receivables from the State Government (i)	(691,296)	(605,956)

Additional paid-in capital - Plan G0 and sabbatical paid leave reimbursed by the State Government (i)	114,970	114,970

The effects included in the reconciliation of net income (los) arising from these different criteria for pension and benefit accounting are presented bellow:

	2004	2003	2002
Plan G1
Accrued pension obligation Plan G1	41,617	41,898	32,859

Plan G0
Accrued pension obligation Plan G0	(37,148)	(121,306)	(76,008)

Sabbatical paid leave
Recognition of reversed expense	14,743	(140)	(459)

Push-down accounting of Plan G0 and sabbatical paid leave
Gross amount paid for Plan G0 and sabbatical paid leave recorded as receivables from the State Government	(85,340)	(87,123)	(77,562)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

(j)	Segment reporting

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

The Company operates in two segments: water services and sewage services, see Note 26.

(k)	Comprehensive income

BR CL does not embody the concept of comprehensive income.

Under US GAAP, the Company has adopted the provisions of SFAS No. 130, “Reporting Comprehensive Income.” A foreign (i.e., non-U.S.) registrant may present the statement of comprehensive income in any format permitted by SFAS No. 130. The information required by SFAS No. 130, has been included in the condensed financial statement information as prepared in accordance with US GAAP below.

(l)	Provision for dividends and interest on shareholders’ equity

Under BR CL, at each annual balance sheet date management is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under BR CL, companies are permitted to distribute a notional amount of interest, subject to certain limitations, calculated based on the government TJLP interest rate, on shareholders’ equity. Such amounts are deductible for tax purposes and are presented as a deduction from shareholders’ equity. Although not affecting net income except for the tax benefit, in certain cases companies include this notional charge in interest expense and reverse the same amount before totaling net income. The Company presents the financial expense net of the reversal in its financial statements (Note 19).

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

Interest on shareholders’ equity per thousand common shares for the years ended December 31, 2004, 2003 and 2002 were as follows:

	December 31,
	2004	2003	2002
Interest on shareholders’ equity per thousand shares	5.37	17.70	3.80

(m)	Related parties

Under BR CL, related parties are generally defined in a more limited manner and require fewer disclosures than US GAAP. The Company has expanded its disclosure for purposes of BR CL.

No adjustments have been included in the reconciliation from BR CL to US GAAP.

(n)	Items posted directly to shareholders’ equity accounts

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

(o)	Discounting

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

(p)	Classification of statement of operations line items

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

(ii)	Under BR CL, gains and losses on the disposal or impairment of permanent assets are classified as non-operating income (expense). Under US GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as an adjustment to operating income.

(iii)	As described in Note 12 (b) and (j) above, following the issue of a new accounting standard under BR CL, effective January 1, 2002, the Company is amortizing the related transition obligation related to Plan G1 over five years. The related amortization, as permitted, is being presented as an “Extraordinary item” net of taxes, in the statement of operations. Under US GAAP, this amortization expense would be included as part of operating income.

(q)	Earnings per share

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

The weighted-average number of shares used in computing basic earnings per share for December 31, 2004, 2003 and 2002 was 28,479,577,827. The Company had no potentially dilutive shares outstanding during 2004, 2003 or 2002.

(r)	Financial statement note disclosures

BR CL requires, in general, less information to be disclosed in the notes to the financial statements than US GAAP. The additional disclosures required by US GAAP which are relevant to these financial statements are included in this Note 23, 24 and 25.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

Net income (loss) reconciliation of the differences between

BR CL and US GAAP

The following is a reconciliation of the differences in net income (loss) between BR CL and US GAAP:

	2004	2003	2002
Net income (loss) as reported under the BR CL	513,028	833,320	(650,516)

Depreciation of additional inflation restatement in 1996 and 1997 (a) (i)	(70,251)	(86,354)	(55,105)
Reversal of depreciation of revaluation increments (f) (i)	104,500	134,245	95,841
Depreciation of supplementary restatement prior to 1991 (a)(ii)	(120,820)	(155,213)	(110,811)
Deferred tax effects on above (excluding revaluation) (b)	64,964	82,133	8,550

Net income (loss) as reported under the BR CL, adjusted for inflation restatements and revaluations	491,421	808,131	(712,041)

Accrued pension cost - Plan G1 (i) (iv)	41,617	41,898	32,859
Accrued supplementary pension cost - Plan G0 (i) (iv)	(37,148)	(121,306)	(76,008)
Sabbatical leave benefits (i) (iv)	14,743	(140)	(459)
Actuarial liability (Plan G0) and sabbatical leave benefits push-down recognition (i) (iv)	(85,340)	(87,123)	(77,562)
Capitalized interest (f) (ii)	17,934	9,032	(14,570)
Deferred charges, net of effects of accumulated amortization (g)	9,854	(3,894)	(216)
Dismissal Encouragement Program (h)	(18.113)	18.113

	434,968	664,711	(847,997)

Deferred income taxes effects:
Deferred income tax changes due to enacted tax rate difference (34% - 33%) (b)	—	—	2,319
Other GAAP differences above, excluding reversal of revaluation increments (b)	(17,439)	(22,151)	(1,922)

Net income (loss) under US GAAP	417,529	642,560	(847,600)

Net income (loss) per thousand common shares Basic and diluted (in reais) (q)	14,66	22.56	(29.76)

Weighted average number of common shares outstanding (thousand shares) (q)	28,479,578	28,479,578	28,479,578

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

Shareholders’ equity reconciliation of the differences

between BR CL and US GAAP

The following is a reconciliation of the differences in shareholders’ equity between BR CL and US GAAP:

	2004	2003
Shareholders’ equity, as reported under BR CL	7,951,588	7,576,943

Add (deduct):
Additional inflation restatement in 1996 and 1997, net (a) (i)	1,309,072	1,379,323
Reversal of revaluation increments, net (a)(ii)	(2,619,220)	(2,723,720)
Supplementary restatement prior to 1991, net (a)(ii)	3,028,301	3,149,121
Deferred tax effects on above (excluding revaluation) (b)	(1,423,798)	(1,488,762)

Shareholders’ equity, as reported under BR CL, adjusted for inflation restatements and revaluations	8,245,943	7,892,905

Accrued pension cost - Plan G1 (i) (i)	(354,242)	(395,859)
Accrued supplementary pension cost - Plan G0 (i) (ii)	(1,103,253)	(1,066,105)
Actuarial liability (Plan G0) and sabbatical leave expense push-down recognition (i)	(691,296)	(605,956)
Additional paid-in capital - Plan G0 and sabbatical expense reimbursed by the State Government (i)	114,970	114,970
Sabbatical paid leave of absence benefits (i) (iii)	(11,524)	(26,267)
Capitalized interest (f) (ii)	105,505	87,571
Deferred charges expensed, net (g)	(39,097)	(48,951)
Dismissal Encouragement Program (h)	—	18,113
Other GAAP differences (e)	(92)	(99)
Deferred income taxes effects:
Other deferred tax effects on US GAAP differences above, excluding adjustments for available-for-sale securities, inflation restatements and revaluation increments	97,863	115,302

Shareholders’ equity under US GAAP	6,364,777	6,085,624

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

Supplemental Condensed Financial Statement Information in Accordance with US GAAP

The following presents condensed financial statement information in accordance with US GAAP.

	2004	2003
Assets

Current assets
Cash and cash equivalents	105,557	281,013
Customer accounts receivable	949,792	871,145
Receivables from shareholder	81,334	—
Inventories	29,604	22,308
Other current assets	33,288	13,015

Total current assets	1,199,575	1,187,481

Investments	5,008	641
Property, plant and equipment	15,864,580	15,955,543

Other long-term assets
Customer accounts receivable	278,060	185,090
Receivables from shareholder	164,283	164,177
Escrow deposits	16,189	17,576
Indemnities receivable	148,794	148,794
Other assets	27,976	30,583

	635,302	546,220

	17,704,465	17,689,885

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

	2004	2003
Liabilities and shareholders’ equity
Current liabilities
Accounts payable to suppliers and contractors	51,578	51,934
Loans and financing	1,496,810	996,998
Accrued payroll and related charges	107,228	117,181
Deferred income taxes	41,687	21,976
Taxes payable	115,119	84,488
Provisions for contingencies	30,373	19,266
Interest on shareholders’ equity	144,078	242,524
Other current liabilities	95,325	182,260

Total current liabilities	2,082,198	1,716,627

Long-term liabilities
Loans and financing	5,553,843	6,267,265
Taxes payable	272,338	282,214
Accrued pension obligation
Plan G0	1,103,253	1,066,105
Plan G1	576,418	541,399
Provisions for contingencies	460,231	384,571
Deferred income taxes	1,198,719	1,265,615
Other liabilities	92,688	80,465

Total long-term liabilities	9,257,490	9,887,634

Commitments and contingencies

Shareholders’ equity
Paid-in capital	3,518,658	3,518,658
Capital reserves	65,291	50,739
Supplementary and additional inflation restatement reserves	4,337,373	4,528,444
Appropriated earnings	171,991	146,340
Accumulated deficit	(1,728,536)	(2,158,557)

Total shareholders’ equity	6,364,777	6,085,624

	17,704,465	17,689,885

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

Condensed Statements of Operations in accordance with US GAAP

	2004	2003	2002
Gross revenue from sales and services	4,642,491	4,307,534	3,962,436
Taxes on sales and services	(245,419)	(176,782)	(195,289)

Net revenue from sales and services	4,397,072	4,130,752	3,767,147
Cost of services rendered	(2,443,965)	(2,277,444)	(1,947,000)

Gross profit	1,953,107	1,853,308	1,820,147
Operating expenses
Selling	(521,532)	(323,444)	(393,581)
Administrative	(324,119)	(276,644)	(328,812)
Other expenses, net	(34,465)	(116,686)	(11,217)

Income from operations	1,072,991	1,136,534	1,086,537
Financial expenses, net	(479,243)	(329,413)	(2,284,492)

Income (loss) before taxes on income	593,748	807,121	(1,197,955)
Income and social contribution taxes	(176,219)	(164,561)	350,355

Net income (loss) for the year	417,529	642,560	(847,600)

Net income (loss) per thousand shares Basic and diluted (in reais)	14.66	22.56	(29.76)

Weighted average number of common shares outstanding – thousands	28,479,578	28,479,578	28,479,578

Condensed Statement of Comprehensive Income (Loss) in accordance with US GAAP

(under SFAS No. 130)

	2004	2003	2002
Net income (loss) for the year	417,529	642,560	(847,600)
Unrealized gains (losses) on available-for-sale securities	7	86	(203)

Comprehensive income (loss)	417,536	642,646	(847,803)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

Condensed Statement of Changes in Shareholders’ Equity in accordance with US GAAP

	2004	2003	2002
Balance at beginning of the year	6,085,624	5,945,831	6,893,332

Donations (Note 15 (d))	14,552	1,236	8,524
Unrealized gains (losses) on available-for-sale securities	7	86	(203)
Net income (loss) for the year	417,529	642,560	(847,600)
Interest on shareholders’ equity	(152,935)	(504,089)	(108,222)

Balance at end of the year	6,364,777	6,085,624	5,945,831

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

24.	ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP

(a)	Pension and post-retirement benefits

(i)	Pension plan - Plan G1

The Company sponsors a defined-benefit pension plan (“Plan G1”), which is operated and administered by SABESPREV. The status of this pension plan and the related actuarial assumptions presented in accordance with US GAAP are as follows:

	2004	2003
Accumulated benefit obligation
Vested	364,807	298,967
Non-vested	192,284	230,226

Total	557,091	529,193

Projected benefit obligation	760,015	774,126
Fair value of plan assets	(584,702)	(482,881)

Funded position	175,313	291,245

Unrecognized net transition obligation	(58,164)	(87,246)
Unrecognized net (gains) losses	459,269	337,400

Accrued pension liability	576,418	541,399

	2004	2003	2002
Net periodic pension cost
Service cost	11,960	11,324	10,711
Interest cost	93,991	102,319	61,439
Expected return on assets	(58,478)	(66,364)	(34,640)
Amortization of transition obligation	29,082	29,082	29,082
Actuarial gain	(17,484)	(17,765)	(17,963)
Employee contributions	(13,754)	(11,678)	(11,336)

Total net periodic pension cost	45,317	46,918	37,293

Weighted-average assumptions
Discount rate (nominal)	12.3%	12.3%	15.6%
Projected long-term inflation rate	4.0%	4.0%	7.0%
Expected return on plan assets	12.1%	12.1%	17.3%
Rate of compensation increase	6.1%	6.1%	9.1%

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

The reconciliation of changes in the projected benefit obligation and the fair value of plan assets is as follows for the years ended December 31:

	2004	2003	2002
Change in projected benefit obligation
At beginning of year	774,126	666,248	591,999
Service cost	11,960	11,324	10,711
Interest cost	93,991	102,319	61,439
Actuarial (gain) loss	(93,546)	16,389	19,002
Benefits paid	(26,516)	(22,154)	(16,903)

At end of year	760,015	774,126	666,248

Change in fair value of plan assets
At beginning of year	482,881	380,472	325,924
Actual return on plan assets	104,015	99,501	49,056
Employer contributions	10,298	11,612	11,053
Employee contributions	14,024	13,450	11,342
Gross benefits paid	(26,516)	(22,154)	(16,903)

At end of year	584,702	482,881	380,472

Funded status	175,313	291,245	285,776
Unrecognized actuarial gain	459,269	337,400	336,645
Unrecognized net transition obligation	(58,164)	(87,246)	(116,328)

Net amounts recognized in financial statements	576,418	541,399	506,093

The date used to determine pension benefits was September 30.

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

The plan’s investment policies and strategies are aimed to reduce investment risk through diversification, considering such factors as the liquidity needs and funded status of plan liabilities, types and availability of financial instruments in the local market, general economic conditions and forecasts as well as requirements under

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

local pension plan law. The plan’s asset allocation and external asset management strategies are determined with the support of reports and analyses prepared by SABESPREV and independent financial consultants. Under its current investment strategy, pension assets of the Company are allocated with a goal to achieve the following distribution:

Asset category	%
Equity securities	15.41
Real estate	5.90
Loans	3.27
Fixed income	75.42

Total	100.00

Restrictions with respect to asset portfolio investments, in the case of federal government securities for internal management, are as follows:

•	papers securitized by the National Treasury will not be permitted.

•	exposure to fluctuations in exchange rates will not be permitted, i.e., if there are any exchange bills in the portfolio, swaps must be used to hedge existing exposure.

Restrictions with respect to asset portfolio investment, in the case of variable-income securities for external management, are as follows

•	day-trade operations will not be permitted.

•	sale of uncovered options is prohibited.

•	swap operations without guarantee are prohibited.

•	leverage will not be permitted, i.e., operations with derivatives representing leverage of asset or selling short are prohibited; such operations cannot result in losses higher than invested amounts.

The weighted average asset allocations of Plan G1 at December 31 by asset category, are as follows for the years ended December 31:

	%
Asset Category	2004	2003
Equity securities	15	13
Real estate	6	8
Loans	0	4
Fixed income	79	75

Total	100	100

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

Expected future benefit payments, which reflect expected future service as appropriate, under Plan G1 are as follows:

G1 Plan
2005	28,114
2006	30,881
2007	33,672
2008	37,754
2009	43,103
Years 2010-2014	364,893

Total	538,417

The expected Company’s contributions for 2005 amounts to R$ 13,037.

(iv)	Supplementary pension plan - Plan G0

The Company is also co-obligor to a supplemental defined benefit pension plan (“Plan G0”) (Note 6).

The status of the supplemental pension benefit plan and the related actuarial assumptions used in accordance with US GAAP are as follows:

	2004	2003
Accumulated benefit obligation
Vested	976,986	924,016
Non-vested	48,611	60,650

Total	1,025,597	984,666

Projected benefit obligation	1,034,285	997,534

Funded position	1,034,285	997,534

Unrecognized net transition obligation	—	—
Unrecognized actuarial gain	68,968	68,571

Accrued pension liability	1,103,253	1,066,105

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

	2004	2003	2002
Net periodic pension cost
Service cost	2,531	2,584	2,551
Interest cost	117,547	142,847	89,782
Actuarial gain	—	—	(2,149)
Amortization of transition obligation	—	61,684	61,683

Total net periodic pension cost	120,078	207,115	151,867

Weighted-average assumptions
Discount rate (nominal)	12.3%	12.3%	15.6%
Projected long-term inflation rate	4.0%	4.0%	7.0%
Rate of compensation increase	6.1%	6.1%	9.1%

The reconciliation of changes in the projected benefit obligation is as follows:

	Years Ended December 31,
	2004	2003	2002
Change in projected benefit obligation
At beginning of year	997,534	959,168	892,387
Service cost	2,531	2,584	2,551
Interest cost	117,547	142,847	89,782
Actuarial (gain) loss	(397)	(21,256)	50,307
Benefits paid	(82,930)	(85,809)	(75,859)

At end of year	1,034,285	997,534	959,168

Funded status	1,034,285	997,534	959,168
Unrecognized actuarial gain	68,968	68,571	47,315
Unrecognized net transition obligation	—	—	(61,684)

Net amount recognized	1,103,253	1,066,105	944,799

The date used to determine pension benefits was September 30.

The amortization of the unrecognized liability at transition was over 15 years commencing on January 1, 1988.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

Expected future benefit payments, which reflect expected future service as appropriate, under Plan G0 are as follows:

2005	95,956
2006	100,317
2007	104,636
2008	110,533
2009	116,331
Years 2010-2014	633,663

Total	1,161,436

(b)	Other concentrations of risk

(i)	Labor Unions - Substantially all of the Company’s non-managerial employees are members of unions. The three main unions that represent the Company’s employees are SINTAEMA, SINTIUS, and SEESP. The Company’s most recent collective bargaining agreements, which became effective on May 1, 2005 and will expire on April 30, 2006, do not contemplate total job protection for its employees. However, the Company has a formal understanding with the unions that represent our employees that we would not dismiss more than 2% of our current employees before April 30, 2006.

(c)	New and recently issued US GAAP accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management will apply this Statement in the event exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Paragraphs 10-20 of EITF Issue No. 03-1 give guidance on how to evaluate and recognize an impairment loss that is other that temporary. Application of these paragraphs has been deferred pending issuance of proposed FSP EITF Issue 03-1a. Management has concluded that EITF Issue No. 03-01 is not applicable to its current operations since it does not have any investments classified as available-for-sale or held-to-maturity, or other investments carried at cost.

At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share. Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common stock. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument’s effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company.

The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004 (effectively the second fiscal quarter for calendar year-end companies). EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. The Company does not expect that this consensus will have any impact on its calculation of Basic and Diluted EPS.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

25.	STATEMENT OF CASH FLOW

The statement of cash flows reflects the Company’s operating, investing and financing activities derived from accounting records prepared in accordance with BR CL and has been presented in accordance with International Accounting Standards (IAS) No. 7 - “Cash Flow Statements”.

	Years Ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net income (loss)	513,028	833,320	(650,516)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred taxes	340	16,617	(267,984)
Loss on disposal / write - off of permanent assets	34,440	62,634	16,479
Provision for contingencies	91,183	156,793	233,323
Accrued pension obligation	89,906	77,204	60,098
Property, plant and equipment received as donations	0	(2,428)	(6,786)
Depreciation	570,353	544,731	500,954
Amortization	28,558	19,724	18,121
Interest on loans and financing	693,684	802,946	752,725
Foreign exchange and indexation on loans and financings	(101,718)	(396,117)	1,448,933
Bad debt expense - net of recoveries	241,577	37,625	162,915

Decrease (increase) in assets:
Customer accounts receivable	(413,886)	(479,368)	(263,806)
Inventories	(7,296)	334	(755)
Receivable from shareholder	(271,604)	(170,837)	(97,250)
Other assets	(20,639)	67,626	(9,365)

Increase (decrease) in liabilities:
Accounts payable to suppliers and contractors	(356)	15,323	(44,412)
Accrued payroll and related charges	(28,066)	49,543	10,438
Taxes payable	6,639	3,012	(44,636)
Provision for contingencies	(4,416)	(314)	(58,883)
Other liabilities	14,399	16,922	5,224

Net cash provided by operating activities	1,436,126	1,655,290	1,764,817

Cash flows from investing activities:
Purchase of property, plant and equipment	(670,257)	(641,302)	(585,979)
Proceeds from the sale of property, plant and equipment	176	7	—
Deferred charges	(444)	(9,469)	(11,223)

Net cash used in investing activities	(670,525)	(650,764)	(597,202)

Cash flows from financing activities:

Loans and financing
Proceeds from issuances	910,722	918,623	457,371
Repayments (including interest)	(1,719,283)	(1,937,286)	(1,221,794)
Payment of interest on shareholder’s equity	(132,496)	(119,521)	(401,309)

Net cash used in financing activities	(941,057)	(1,138,184)	(1,165,732)

Net increase (decrease) in cash and cash equivalents	(175,456)	(133,658)	1,883

Cash and cash equivalents at the beginning of period	281,013	414,671	412,788

Cash and cash equivalents at the end of period	105,557	281,013	414,671

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

	Years Ended December 31,
	2004	2003	2002
Supplementary cash flow information:
Interest paid on loans and financing	701,261	856,331	701,752
Income tax and social contribution paid	129,973	130,731	16,595

Non - cash transactions
Property, plant and equipment received as donations and/or paid for with shares (capital subscription)	14,552	3,664	15,310

Acquisition related to São Bernardo de Campo (Note 5(a))
Purchase price		415,471	—
Settlement of customer accounts receivable		(265,432)	—
Amounts payable (other current liabilities)		(100,526)	—
Cash paid in 2003		49,513	—

26.	SEGMENT INFORMATION

The Company has two identifiable reportable segments: (i) water supply systems; and (ii) sewage collection systems.

	Year Ended December 31, 2004
	Water system	Sewage system	Consolidated
Gross revenue from sales and services	2,396,159	1,939,971	4,336,130
Gross sales revenue – wholesale	217,378	—	217,378
Other sales and services	60,931	28,052	88,983

	2,674,468	1,968,023	4,642,491
Taxes on sales and services	(133,494)	(111,925)	(245,419)

Net revenue from sales and services	2,540,974	1,856,098	4,397,072
Cost of sales and services and operating expenses	(2,051,911)	(1,017,546)	(3,069,457)

Income from operations before financial expenses	489,063	838,552	1,327,615

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

	Year Ended December 31, 2004
	Water system	Sewage System	Common assets and concession assets acquired	Consolidated
Depreciation and amortization charges
BR CL	(333,200)	(265,711)	—	(598,911)
US GAAP	(380,346)	(303,308)	—	(683,654)

Additions to property, plant and equipment
BR CL	207,651	336,545	56,707	600,903
US GAAP	207,651	359,437	56,707	623,795

	Year Ended December 31, 2003
	Water system	Sewage system	Consolidated
Gross revenue from sales and services	2,190,971	1,756,399	3,947,370
Gross sales revenue – wholesale	262,045	—	262,045
Other sales and services	66,110	32,009	98,119

	2,519,126	1,788,408	4,307,534
Taxes on sales and services	(100,911)	(75,871)	(176,782)

Net revenue from sales and services	2,418,215	1,712,537	4,130,752
Cost of sales and services and operating expenses	(1,729,605)	(889,137)	(2,618,742)

Income from operations before financial expenses	688,610	823,400	1,512,010

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

	Year Ended December 31, 2003
	Water system	Sewage System	Common assets and concession assets acquired	Consolidated
Depreciation and amortization charges
BR CL	(316,218)	(248,237)	—	(564,455)
US GAAP	(346,573)	(272,067)	—	(618,640)

Additions to property, plant and equipment
BR CL	154,333	409,391	445,641	1,009,365
US GAAP	154,333	424,388	445,641	1,024,362

	Year Ended December 31, 2002
	Water systems	Sewage systems	Consolidated
Gross revenue from sales	2,015,206	1,586,181	3,601,387
Gross revenue from sales – wholesale	230,481	—	230,481
Gross revenue from services (*)	90,705	39,863	130,568

	2,336,392	1,626,044	3,962,436
Taxes on sales and services	(115,149)	(80,140)	(195,289)

Net revenue from sales and services	2,221,243	1,545,904	3,767,147
Cost of sales and services and operating expenses	(1,634,227)	(791,912)	(2,426,139)

Income from operations before financial expense, net	587,016	753,992	1,341,008

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

	Year Ended December 31, 2002
	Water systems	Sewage systems	Common assets and concession assets acquired	Consolidated
Depreciation and amortization charges
BR CL	(293,054)	(226,021)	—	(519,075)
US GAAP	(331,951)	(256,020)	—	(587,971)

Additions to property, plant and equipment
BR CL	210,879	353,736	54,576	619,191
US GAAP	207,531	348,120	53,710	609,361