Form 20-F
period 2005-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2006-06-30
CIK 1170858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________________ to _______________________

Commission file number 001-31317
Companhia de Saneamento Básico

do Estado de São Paulo-SABESP

(Exact name of Registrant as specified in its charter)
Basic Sanitation Company

of the State of São Paulo-SABESP

(Translation of the Registrant’s name into English)
Federative Republic of Brazil
(Jurisdiction of incorporation or organization)
Rua Costa Carvalho, 300
05429-900 São Paulo, SP, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, without par value	New York Stock Exchange*
American Depositary Shares, evidenced by American Depositary	New York Stock Exchange
Receipts, each representing 250 Common Shares
________________________
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

28,479,577,827 Common Shares, without par value, as of December 31, 2005

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  Yes            No

Indicate by check mark which financial statement item the registrant has elected to follow.

  Item 17            Item 18

PRESENTATION OF FINANCIAL INFORMATION

In this annual report, references to “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars” or “US$” are to United States dollars. Solely for the convenience of the reader, we have translated some of the real amounts contained in this annual report into U.S. dollars at a rate equal (unless otherwise indicated) to R$2.3407 to US$1.00, the commercial selling rate on December 31, 2005 as reported by the Central Bank of Brazil, or the Central Bank. As a result of the recent fluctuations in the real/U.S. dollar exchange rate, the commercial selling rate may not be indicative of current or future exchange rates. Therefore, you should not read these translations as representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates allocable to the Brazilian currency since January 1, 2001.

Our audited financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 are included in this annual report. The financial statements as of and for the years ended December 31, 2003, 2004 and 2005 have been audited by Deloitte Touche Tohmatsu Auditores Independentes, São Paulo, Brazil. The selected financial data as of December 31, 2001 and 2002 and the two years ending on December 31, 2002 is derived from our financial statements audited by PricewaterhouseCoopers Auditores Independentes included in previously filed annual reports.

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
  existing and future governmental regulation, including taxes on, and charges to, us;
  our lack of formal concessions for the City of São Paulo and other municipalities;
  municipalities’ ability to terminate our existing concessions;
  our ability to obtain additional concessions and to renew current concessions when they become due;
  our ability to achieve plans to increase sewage coverage ratio and sewage connections;
  our ability to access attractive financing in the future;
  limitations on our ability to increase tariffs;
  our capital expenditure program and other liquidity and capital resources requirements;
  our level of indebtedness and limitations on our ability to incur additional indebtedness;
  droughts, water shortages and/or climate events;
  our costs relating to compliance with environmental laws and potential penalties for failure to comply with such laws;
  the outcome of our pending or future legal proceedings;
  general economic, political and other conditions in Brazil and in other emerging market countries;
  inflation and currency devaluation in Brazil;
  changes to tax laws in Brazil;
  power shortages, rationing or instability of electricity supply;
  our management’s expectations and estimates concerning our future financial performance;
  the size and growth of our customer base; and
  other risk factors as set forth under “Item 3. Key Information—Risk Factors” section.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The selected financial data as of December 31, 2001 and 2002 and the two years ending on December 31, 2002 is derived from our financial statements audited by PricewaterhouseCoopers Auditores Independentes included in previously filed annual reports. The selected financial data as of December 31, 2003, 2004 and 2005 and for the three years in the period ended December 31, 2005 is derived from our financial statements audited by Deloitte Touche Tohmatsu Auditores Independentes, and is included in this annual report.

Our financial statements have been prepared in accordance with the Brazilian Corporate Law Method, which differs in significant respects from U.S. GAAP. You should read this selected financial data in conjunction with our financial statements and the related notes thereto included in this annual report. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2005 have been translated into U.S. dollars at the selling rate as of December 31, 2005 of R$2.3407 per U.S.$1.00.

The following table presents our selected financial data as of and for each of the periods indicated.

	As of and for the year ended December 31,

	2001	2002	2003	2004	2005

	(in millions, except per share and per ADS data)
Corporate Law Method
	R$	R$	R$	R$	R$	US$
Statement of Operations Data:
Net revenue from sales and services	3,434.8	3,767.1	4,130.8	4,397.1	4,953.4	2,116.2
Cost of sales and services	(1,590.4)	(1,815.0)	(2,067.1)	(2,253.4)	(2,390.4)	(1,021.2)
Gross profit	1,844.3	1,952.2	2,063.6	2,143.7	2,563.0	1,095.0
Selling expenses	(332.6)	(385.1)	(297.5)	(502.5)	(537.9)	(229.8)
Administrative expenses	(203.1)	(226.0)	(254.1)	(313.6)	(335.5)	(143.3)
Financial income (expenses), net	(1,105.2)	(2,276.3)	(346.5)	(503.7)	(447.0)	(191.0)
Income (loss) from operations(1)	203.4	(935.3)	1,165.5	823.9	1,242.6	530.9
Non-operating income (expenses)	(76.9)	(3.4)	(54.5)	(33.9)	(25.4)	(10.9)
Income (loss) before taxes on income	126.5	(938.7)	1,111.1	790.0	1,217.2	520.0
Income tax and social contribution tax	89.7	323.3	(242.6)	(241.9)	(316.5)	(135.2)
Extraordinary item, net of income and social
contribution taxes(2)	—	(35.1)	(35.1)	(35.1)	(35.1)	(15.0)
Net income (loss)	216.2	(650.5)	833.3	513.0	865.6	369.8

Net income (loss) per 1,000 common shares	7.59	(22.84)	29.26	18.01	30.39	12.98
Net income (loss) per ADS	1.90	(5.71)	7.32	4.50	7.60	3.25

Dividends and interest on shareholders’ equity
per 1,000 common shares	17.20	3.80	17.70	5.37	12.23	5.22

Number of common shares outstanding at year
end (in thousands of shares)	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578

Balance Sheet Data:
Cash and cash equivalents	460.2	414.7	281.0	105.6	280.1	119.7
Customer accounts receivables, net	878.0	820.5	1,056.2	1,227.9	1,458.6	623.1
Reimbursement for pension benefits paid	326.3	403.9	491.0	576.3	672.7	287.4
Short and long-term receivables from
shareholders, net(3)	378.3	423.7	164.2	245.6	294.2	125.7

	As of and for the year ended December 31,

	2001	2002	2003	2004	2005

	(in millions, except per share and per ADS data)

	R$	R$	R$	R$	R$	US$
Property, plant and equipment, net	13,231.4	13,395.1	13,376.6	13,523.5	13,613.6	5,816.0
Concession assets acquired, net	278.6	275.7	686.6	517.4	502.5	214.7
Total assets	15,917.9	16,348.7	16,590.1	16,783.8	17,435.2	7,448.7
Total short-term loans and financing	549.3	1,332.5	997.0	1,496.8	759.0	324.3
Total long-term loans and financing	5,920.6	6,545.2	6,267.3	5,553.8	5,905.2	2,522.8
Total liabilities	7,921.2	9,102.2	9,013.2	8,832.2	8,952.6	3,824.8
Shareholders’ equity	7,996.7	7,246.5	7,576.9	7,951.6	8,482.5	3,623.9

Other Financial Information:
Cash provided by operating activities(4)	1,657.0	1,764.8	1,655.3	1,436.1	1,754.8	749.7
Cash used in investing activities(4)	(709.5)	(597.2)	(650.8)	(670.5)	(660.5)	(282.2)
Cash used in financing activities(4)	(763.6)	(1,165.7)	(1,138.2)	(941.1)	(919.7)	(392.9)
Adjusted EBITDA(5)	1,785.9	1,860.1	2,076.5	1,926.5	2,285.6	976.5
Capital expenditures(4)	694.6	586.0	641.3	670.3	660.4	282.1
Depreciation and amortization	477.3	519.1	564.5	598.9	596.0	254.6

	As of and for the year ended December 31,

	2001	2002	2003	2004	2005

	(in millions, except per share and per ADS data)
U.S. GAAP
	R$	R$	R$	R$	R$	US$
Statement of Operations Data:
Net revenue from sales and services	3,434.8	3,767.1	4,130.8	4,397.1	4,953.4	2,116.2
Gross profit	1,613.8	1,820.1	1,853.3	1,953.1	2,369.1	1,012.1
Selling expenses	(349.9)	(393.6)	(323.4)	(521.5)	(555.5)	(237.3)
Administrative expenses	(214.8)	(328.8)	(276.3)	(324.1)	(336.1)	(143.6)
Income from operations(6)	951.1	1,086.5	1,136.5	1,073.0	1,470.2	628.1
Financial income (expenses), net	(1,107.1)	(2,284.5)	(329.4)	(479.2)	(401.9)	(171.7)
Net income (loss)	16.7	(847.6)	642.6	417.5	791.2	338.0

Net income (loss) per 1,000 common shares-
basic and diluted	0.59	(29.76)	22.56	14.66	27.78	11.87
Net income (loss) per ADS-basic and diluted	0.15	(7.44)	5.64	3.67	6.95	2.97
Weighted average number of common shares
outstanding (in thousands of shares)	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578

Balance Sheet Data:
Property, plant and equipment, net	15,377.4	15,390.3	15,268.9	15,347.2	15,393.9	6,576.6
Concession assets acquired, net	278.6	275.7	686.6	517.4	502.5	214.7
Total assets	17,581.8	17,625.6	17,630.4	17,704.5	18,213.9	7,781.4
Short-term loan financing	549.3	1,753.6	997.0	1,496.8	759.0	324.3
Long-term loan financing	5,873.2	6,124.0	6,267.3	5,553.8	5,905.2	2,522.8
Total liabilities	10,688.5	11,679.8	11,604.3	11,339.7	11,392.5	4,867.1
Shareholders’ equity	6,893.3	5,945.8	6,085.6	6,364.8	6,821.4	2,914.3

	As of and for the year ended December 31,

	2001	2002	2003	2004	2005

Operating Data (at period end):
Number of water connections (in thousands)	5,717	5,898	6,044	6,358	6,489
Number of sewage connections (in thousands)	4,128	4,304	4,462	4,747	4,878
Percentage of population with water connections
(%)	100	100	100	100	100
Percentage of population with sewer
connections (%)	76	77	78	78	78
Volume of water billed during period (in millions
of cubic meters)	1,698	1,770	1,765	1,692	1,759
Water loss percentage during period
(average)(%)(7)	32.6	31.7	33.0	34.0	32.4
Water loss per connection (average)(8)	538	546	563	547	520
Number of employees	18,159	18,505	18,546	17,735	17,448

(1)	Includes financial expenses, net.
(2)	The extraordinary item charged to income in the years ended December 31, 2003, 2004 and 2005 relates to the amortization (over a five- year period) of the actuarial liability recorded on December 31, 2001 upon first time recognition of the defined benefits pension plan. The presentation of the charge as an extraordinary Item is consistent with the instructions of the CVM and the Corporate Law Method. For purposes of U.S. GAAP, the pension expense has been treated as a payroll expense from the first year presented.
(3)	Short and long-term receivables from shareholders, net represent amounts due from the State for water and sewage services. See note 6 to our audited financial statements.
(4)	Based upon the audited statements of cash flows for the years ended December 31, 2004, 2003 and 2002 included in note 24 to our audited financial statements and the audited statement of cash flows for the years ended December 31, 2000 and 2001 which are not included in this annual report.
(5)	Adjusted EBITDA means net income (loss) before financial expenses, net, income tax and social contribution tax (a federal tax on income), depreciation and amortization, non-operating income (expenses), net and extraordinary item, net of income tax and social contribution tax. Adjusted EBITDA is a non-accounting measurement which is parallel to the conventional measurements contained in the Financial Statements prepared according to the Corporate Law Method, does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flows as an indicator of liquidity. Our definition of Adjusted EBITDA may not be comparable with EBITDA as defined by other companies. Although Adjusted EBITDA, as defined above, does not provide a measurement of operating performance as accepted under the Corporate Law Method, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business. Adjusted EBITDA is calculated as follows:

	For the year ended December 31,

	2001	2002	2003	2004	2005

	(in millions)
	R$	R$	R$	R$	R$	US$
Corporate Law Method
Net income (loss)	216.2	(650.5)	833.3	513.0	865.6	369.8
Add:
Financial expenses (income), net	1,105.2	2,276.3	346.5	503.7	447.0	191.0
Income and social contribution tax	(89.7)	(323.3)	242.6	241.9	316.5	135.2
Depreciation and amortization	477.3	519.1	564.5	598.9	596.0	254.6
Non-operating income (expenses), net	76.9	3.4	54.5	33.9	25.4	10.9
Extraordinary item, net of income and
social contribution taxes	—	35.1	35.1	35.1	35.1	15.0
Adjusted EBITDA	1,785.9	1,860.1	2,076.5	1,926.5	2,285.6	976.5

(6)	Under U.S. GAAP, income from operations is determined before financial expenses, net.
(7)	Includes both physical and non-physical losses. Water loss percentage represents the quotient of (a) the difference between (i) the total amount of water produced by us (after excluding certain non-physical water losses set out below) less (ii) the total amount of water invoiced by us to customers divided by (b) the total amount of water produced (after excluding certain non-physical water losses set out below) by us. We exclude from our calculation of water losses the following: (1) water discharged for periodic maintenance of water mains and water storage tanks; (2) water supplied for municipal uses such as firefighting; (3) water we consume in our facilities; and (4) estimated water losses associated with water we supply to favelas (shantytowns).
(8)	Measured in liters/connections per day.

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

On March 4, 2005, the National Monetary Council enacted Resolution No. 3,265, pursuant to which the commercial rate exchange market and the floating rate exchange market were unified in a sole exchange market, effective as of March 14, 2005. The new regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a person or legal entity, without limitation with respect to the amount involved, provided, however, the transaction is legal. However, the underlying transaction must have been valid. Foreign currencies may only be purchased through financial institutions domiciled in Brazil authorized to operate in the exchange market.

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

	Low	High	Average	Period-end

	(Reais per U.S.$1.00)
Year ended December 31,
2001	1.9353	2.8007	2.3522	2.3204
2002	2.2709	3.9552	2.9309	3.5333
2003	2.8219	3.6623	3.0715	2.8892
2004	2.6544	3.2051	2.9257	2.6544
2005	2.1633	2.7621	2.4341	2.3407
Month ended
December 31, 2005	2.1800	2.3735	2.2855	2.3407
January 31, 2006	2.2116	2.3460	2.2739	2.2160
February 28, 2006	2.1177	2.2217	2.1619	2.1355
March 31, 2006	2.1067	2.2238	2.1520	2.1724
April 30, 2006	2.0892	2.1542	2.1293	2.0892
May 31, 2006	2.0586	2.3711	2.1781	2.3005
_____________________
Source: Central Bank of Brazil.

Risk Factors

Risks Relating to our Control by the State of São Paulo

We are controlled by the State, whose interests may be contrary to the interests of holders of our shares or ADSs.

The State of São Paulo, which we refer to as the State, through its ownership of our common shares, has the ability to control the election of a majority of the members of our Conselho de Administração (“Board of Directors”), to appoint our senior management and to determine our operations and strategy. The State owned 50.3% of our outstanding common shares as of March 31, 2006 and 50.3% of our outstanding common shares as of December 31, 2005.

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

Newly-elected Governors of the State typically make significant changes in our Board of Directors and senior management and, historically, the Chairman of our Boargd of Directors has been the Secretary of the Energy, Water Resources and Sanitation Secretariat of the State. In 2002, new senior officials were appointed for the state government administration, including Mr. Mauro Guilherme Jardim Arce as the new Secretary of the Energy, Water Resources and Sanitation Secretariat of the State. Mr. Arce was also elected as Chairman of our Board of Directors. On October 2006, there will be elections for the State government. Changes in government or government policy could lead to changes in our senior management which in turn could have a material adverse effect on our business strategy, cash flows, results of operations, financial condition or prospects.

We have accounts receivable owed by the State and some State entities, as well as a substantial amount of negotiated long-term receivables owed by the State, and we cannot assure you as to when or whether the State will pay amounts owed to us.

Historically, the State and some State entities have had substantial overdue accounts payable to us relating to (1) the provision of water and sewage services and (2) State-mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us. As of December 31, 2005, the amounts owed to us by the State for the provision of water and sewage services included R$182.7 million, which was considered overdue as of February 29, 2004. As of December 31, 2005, the State owed us an additional R$111.5 million in accounts receivable related to the provision of water and sewage services rendered from February 2004. With respect to reimbursement for pensions paid on behalf of the State, the State owed us

R$672.7 million as of December 31, 2005 (R$320.6 million of which was acknowledged by the State in an agreement with us subject to a further audit which has not yet occurred, as discussed below). We expect amounts owed to us by the State for water and sewage services and reimbursements for pensions paid to increase in the future. We have not established any provisions for any amounts due to us by the State.

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

The December 2001 agreement also provided that the State’s legal advisors would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to us by the State. The commencement of reimbursement payments with respect to pension amounts owed to us by the State has been postponed until these analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs in the Alto Tietê System are formalized. In addition, the transfer of these reservoirs is currently being disputed and we are not certain whether such transfer will be legally allowed, as discussed above. Under the December 2001 agreement, the original first payment was to be made in July 2002. Negotiations are still ongoing between the Company and the State with a view to restatement of the debt for supplemental retirement and pension benefits, under the terms defined in the December 2001 agreement, including amounts due after November 2001. These negotiations are expected to be consolidated in a second amendment to the December 2001 agreement. We have retained Fundação

Instituto de Pesquisas Contábeis, Atuarías e financeras (“FIPECAFI”) to validate the actual values to be reimbursed by the State, in accordance with the opinions provided by the Office of the State Attorney General. We cannot assure you as to when agreement among the parties will be reached or when the State will commence making payments in respect of these amounts. If an agreement among the parties is not reached or if the State delays or fails to make such payments, our cash flows, results of operations and financial condition could be adversely affected.

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

Risks Relating to Our Business

The basic sanitation sector is not specifically regulated in Brazil and the approval of any proposed regulations for the water and sewage industry may negatively affect our operations.

There is not, at the present time, any specific regulation in connection with sanitation services in Brazil. Accordingly, the Brazilian Federal Congress has, from time to time, discussed proposals for regulation, which would establish directives for basic sanitation services.

Currently, several bills are under debate at the Brazilian Federal Congress and at the Brazilian Senate. Both Houses of Representatives have agreed upon the creation of a joint committee (comissão mista) that will be responsible for the organization and systemization of the proposed regulation for water and sewage services in Brazil. Any proposed regulation, when and if approved, could establish a new municipal regulatory authority for our industry that may, in part, preempt the existing State regulatory authorities under which we operate in the Metropolitan Region. In this respect, there are currently two legal proceedings being reviewed by the Brazilian Supreme Court (Supremo Tribunal Federal) challenging the constitutionality of two state laws that provide for the creation of metropolitan regions and seeking the declaration of the state as the regulatory authority for water and sewage services within such regions. Although the results of these proceedings may not directly impact the bills currently in debate at the House of Representatives, they will set relevant precedents in connection with the establishment of the regulatory authority for metropolitan regions. In addition, a new regulation could modify the way we charge for our water and sewage services businesses, as well as our capital expenditure program. Any of these changes could have an adverse effect on our revenue, by causing us to lose concessions we currently hold, or on our operating margins, by limiting our ability to pass our cost on to our customers.

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

Governmental water agencies of the State and the Federal Government are authorized to collect fees from entities, including us, that either abstract water from, or dump sewage into, water resources controlled by these agencies.

The fees collected by these agencies are to be used to sponsor studies, programs, projects and constructions provided for in the Water Resources Plan (Plano de Recursos Hídricos) and for the payment of expenses concerning the creation of the Federal System for Water Resources Managing (Sistema Nacional de Gerenciamento de Recursos Hídricos), as well as administrative costs regarding the bodies and entities pertaining thereto and they may be loaned or provided as grants or subsidies to governmental agencies and corporations, including us, for use in the development and maintenance of water resources. The legislature of the State and the Federal Government enacted legislation under which we must pay fees to the Federal Government, the State or an agency in respect of the use of water from specified sources. Since February 2004 we have been incurring expenses in connection with the use of water from the Paraíba do Sul River Basin and since January 2006 from the Piracicaba, Capivari and Jundiai River Basin. Given that the tariff readjustment formula currently approved by our Board of Directors takes into consideration the variation of expenses considered as “non-administrable”, which these expenses fall under, we expect to continue to be able to pass on these expenses to our customers.

However, we are uncertain as to the likely fees that may be assessed in connection with the abstraction of water or the dumping of sewage to other water resources that we use, or whether we will be able to continue to pass on the cost of all of these fees to our customers.

We have accounts receivable due from municipalities and we cannot assure you as to when or whether these municipalities will pay us.

As of December 31, 2005, we had accounts receivable totaling R$727.9 million from municipalities to which we provide water on a wholesale basis. Of this amount, R$78.9 million was 91 to 360 days overdue and R$588.7 million was more than 360 days overdue. In some cases, the Brazilian courts have required that we continue to provide water on a wholesale basis to municipalities, even if they fail to pay our invoices. Additionally, as of December 31, 2005, we had accounts receivable in the amount of R$377.4 million, owed to us by municipalities to which we render water and sewage services, including R$300.6 million owed by the Municipality of the City of São Paulo.

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

We do not hold formal concessions in the City of São Paulo, which on December 31, 2005 accounted for 56.8% of our sales and services rendered, or in 40 other municipalities in the state of São Paulo. Because we do not hold concessions or formal contract rights to provide services in these municipalities, we may not be able to effectively enforce our right to continue to provide services or to be paid for the services we provide. In the future, our rights in respect of the City of São Paulo and these other municipalities could be modified or adversely affected by Brazilian federal, state or local governmental actions or other factors.

From time to time, mayors of the City of São Paulo have initiated or proposed discussions with the State regarding entering into a formal concession contract with us to provide water and sewage services in the City of São Paulo. The City of São Paulo legislature approved Law 13,670 of November 25, 2003 through which it intended to establish the authority to regulate its public water supply and sewage services. Following the enactment of Law No. 13,670, the Governor of the State filed a legal action alleging that the law is unconstitutional, as a result of which the enforcement of Law No. 13,670 has been suspended. On April 20, 2005, the court ruled in favour of the Governor of the State, by a majority of votes. The City of São Paulo appealed the decision and a trial judgement was still pending as of the date of this annual report. We cannot assure you when or if the suspension of Law 13,670 will end, and we cannot anticipate the effect of its renewed application which could result in the creation of different conditions as compared to those under which our services are currently provided in the City of São Paulo.

Municipalities for which we hold concessions may choose not to renew their concessions to us.

We provide water and sewage services in 325 municipalities pursuant to concessions granted by the municipalities. Substantially all of these concessions have 30-year terms. As of December 2005, 17 of our concessions had expired; 256 are due to expire between 2006 and 2010, of which 127 are scheduled to expire during 2006 and 30 in 2007. All other concessions will expire between 2011 and 2034.

Some of the expired concession agreements have been extended for a short term while we negotiate the terms and conditions of a final agreement with each relevant municipality. The new agreements may be executed under a new regime provided for by a newly enacted law which establishes principles to be observed when public consortiums contract with the municipalities, with the objective of allowing the provision of public services to be jointly managed. Despite the expiration of the agreements, we continue to provide water and sewage services to all 17 municipalities. If certain municipalities choose not to renew their concessions, it could adversely affect our results of operations and financial condition. Even if they choose to renew these concessions, we cannot assure you that we will obtain the same terms that we currently have.

Municipalities may terminate our concessions for any “good public reason” or if we fail to meet our contractual obligations.

Municipalities may terminate our concessions under some circumstances, including if we fail to comply with our obligations under the relevant concession contracts and applicable law. In addition to contractual termination provisions in concession contracts, municipalities have the inherent power under Brazilian law to terminate concessions prior to their contractual expiration dates for any “good public reason”. The meaning of “good public reason” has not been defined by Brazilian law or conclusively determined by Brazilian courts. In the event of the termination of a concession, we may receive inadequate compensation from the concessionaire municipality. We may also incur material litigation costs related to termination of concessions and compensation. The Constitution of the State establishes that the municipalities in which we operate as water and sewage service providers may, in the course of granting authority over these services, create their own autonomous entities to render such services in their territories instead of continuing to use our services, with the obligation to indemnify us for the termination of the concession with us over a term of up to 25 years rather than at the time the concession is terminated. The State obtained an injunction in a legal action alleging the 25-year term to be unconstitutional. As a result, the maximum term for payment of the indemnification has been suspended. In the event that this injunction is stayed and/or the outcome of the legal action is not favorable to us, the indemnification over a term of 25 years may adversely affect our operational results and financial condition. In 1997, the Municipality of Santos enacted a law expropriating our water and sewage systems in Santos. In response, we filed an action seeking an injunction against this expropriation which was denied by the lower court. This decision was later reversed by the Court of Appeals of the State, which ordered the action to be carried forward and issued a preliminary order suspending that law. On August 2, 2002, a decision on this matter was rendered in our favor by a lower court. The municipality and the house of representatives of Santos have filed an appeal, and we cannot assure you that the ultimate determination will be favorable to us. Despite the pending lawsuit, we continue to provide water and sewage services to Santos.

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

Our results of operations and financial condition are highly dependent upon our ability to set and collect adequate tariffs for our water and sewage services. Although we generally have broad power to establish tariffs, this power is, in practice, subject to political and legal constraints. From mid-1999 until mid-2001 we did not raise our tariffs, due to a State policy of not increasing tariffs for public services. In June 2001, we increased our average tariffs by approximately 13.1% which was broadly in line with the prevailing inflation rates in Brazil since mid-1999, and in August 2002 we raised our tariffs by approximately 8.2% . A new readjustment formula was approved by our Board of Directors and has been applied to the tariff adjustment since August 2003. Using this new formula, in August 2003 we raised our tariffs for water and sewage services by approximately 18.9%, and in August 2004 we raised our tariffs for water and sewage services by approximately 6.8% . The application of the formula in 2005 would result in a tariff increase of 11.12% . Because that increase was much higher than the accumulated inflation levels for the corresponding period, we decided to adjust the tariff by 9.0%, effective August 31, 2005. The remaining percentage (1.94%) was deferred to the 2006 tariff adjustment. Tariffs with respect to the residential social (which includes residences of low-income families that live in sub-standard conditions, residences of persons unemployed for up to 12 months and collective living residences) and favela (shantytown) categories, are not always increased at the same rate as other tariffs. For example, in August 2003, these tariffs were increased by only 9.0% and were not set using the new formula. However, in August 2004 and August 2005, the tariffs with respect to the residential social categories were increased by the same percentage as the other catogories, 6.8% and 9.0% respectively. We will continue to rely upon tariff revenue to provide funds for our capital expenditure program in addition to our financing activities and to meet our debt service requirements. We are currently conducting studies with a view to implementation of a new tariff policy. Such studies have been delivered to our executive committee and board of directors and the recommendations resulting thereof are currently being detailed for implementation. However, we cannot assure you when and if a new tariff policy will be implemented or if such implementation will meet our expectations. Any failure to establish or maintain tariffs commensurate with these and our other needs could have an adverse effect on our cash flows, results of operations and financial condition.

Our capital expenditure program requires substantial liquidity and capital resource, and any failure to obtain new financing may have a material adverse effect on the operation and development of our business.

Our capital expenditure program calls for expenditures of approximately R$4.8 billion in the period from 2006 through 2010, including approximately R$960.0 million in 2006 and R$960.0 million in 2007. We spent R$678.2 million on our capital expenditure program in 2005.

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

Because we are controlled by the State we are subject to special credit rules for the public sector published by the Brazilian monetary authorities. As a general rule, financial institutions and other institutions authorized to provide credit by the Central Bank may only provide loans to public sector entities, such as us, up to a certain percentage of such entities’ net equity. Because of these limitations on our ability to obtain credit from domestic financial institutions, our options for raising funds, other than the cash generated by our operations, consist principally of borrowing from international financial institutions or development agencies and issuing bonds in both the domestic and international capital markets and other publicly traded obligations. These limitations on obtaining credit could adversely affect the development of our business, our ability to meet our obligations or continue our capital expenditure program, and our cash flows, results of operations and financial condition.

Under our existing debt instruments, we are subject to covenants limiting our ability to incur additional indebtedness, whether denominated in reais or foreign currency. Under these covenants, we would have been able to borrow up to an additional R$1,650.5 million as of December 31, 2005. If, however, these and other limitations prevent us from completing our capital expenditure program or executing our business plans generally, we may be unable to satisfy all of our liquidity and capital resources requirements, which could have a material adverse effect on our cash flows, results of operations and financial condition.

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

We are a party to a number of legal proceedings involving significant monetary claims. These legal proceedings include, among others, tax, labor, condemnation and other proceedings. A substantial monetary judgment against us in one or more of these legal proceedings may have a material adverse effect on our business or financial condition. Based on advice we received from our lawyers, we have provisioned a total aggregate amount of R$612.4 million as of December 31, 2005 to cover probable losses related to legal proceedings. This provision does not cover, however, all legal proceedings involving monetary claims filed against us. Any unfavorable judgment in relation to these proceedings may have an adverse effect on our cash flows, results of operations and financial condition.

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

  currency devaluation and other exchange rate movements;
  inflation;
  currency exchange control policies;
  social instability;
  price instability;
  energy shortages;
  interest rates;
  liquidity of domestic capital and lending markets;
  tax policy; and
  other political, diplomatic, social and economic developments in or affecting Brazil.

The Brazilian Congress is currently conducting investigations, among other issues, in relation to allegations related to political campaign contributions which were not accounted for or disclosed, including contributions made to several important members of the present administration. Such allgations have resulted in the replacement of important government ministers and are occupying a significant portion of the agenda of the Brazilian Congress. These investigations could adversely affect public confidence, and any resulting reduction of economic activity in Brazil and could adversely affect our results of operations and the price of our shares and ADSs.

A presidential election will be held in Brazil in October 2006. The run-up to the presidential election may result in changes in existing policies, and the post-election administration may seek to implement new policies. In the years from 2001 to 2005 the Brazilian economy grew at an average annual rate of 2.2%, and the post-election administration may face domestic pressure to revise current economic policies to achieve higher growth rates. We cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial condition or results of operations.

Devaluation of the real could adversely affect our ability to service our foreign currency-denominated debt, and could lead to a decline in the market price of our shares or ADSs.

The Brazilian currency has been devalued frequently during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, multiple exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rates between the Brazilian currency and the U.S. dollar and other currencies. For example, in 2001 and 2002, the real devalued 15.7% and 34.3% respectively, while appreciating 22.3% in 2003, 8.8% in 2004 and 13.4% in 2005 against the U.S. dollar.

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency-denominated obligations could be adversely affected, particularly because our tariff revenue and other sources of income are based solely in reais. In addition, because we have substantial foreign currency-denominated indebtedness, any significant devaluation of the real during a financial period will increase our financial expenses as a result of foreign exchange losses that we must record. We had total foreign currency-denominated indebtedness of R$1,576.0 million as of December 31, 2005, and we anticipate that we may incur substantial amounts of foreign currency-denominated indebtedness in the future. Our overall results of operations were positively affected by the 13.4% appreciation of the real against the U.S. dollar in 2005, which amounted to R$312.1 million. We do not currently have any hedging instruments in place to protect us against a devaluation of the real in relation to any foreign currency. A devaluation of the real would reduce the U.S. dollar value of distributions and dividends on our ADSs and could reduce the market price of our shares or ADSs.

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

Inflation, as measured by the General Price Index-Market, or the IGP-M (¥ndice Geral de Preços de Mercado), was 8.7% in 2003, 12.4% in 2004 and 1.2% in 2005. There can be no assurance that levels of inflation in Brazil will not increase in future years and have a material adverse effect on our cash flows, results of operations or financial condition. If Brazil experiences significant inflation in the future, our costs and expenses may rise, we may be unable to increase our tariffs to counter the effects of inflation, and our overall financial performance may be adversely affected.

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

We are one of the major power consumers in the state of São Paulo and the use of electrical power is essential to our operations. In May 2001, the Federal Government announced measures to reduce power consumption in several regions of Brazil, including areas where we operate. We were not subject to such measures because we render essential services. However, instability of the power supply has caused and may cause in the future material damages to our water and sewage systems which could adversely affect our business. In addition, material shortages or reduction in the power supply (including those due to rationing programs) may adversely impact our results of operations and financial condition. Electricity tariffs increased by an average of 7.86% during the course of 2005, which in turn led to a R$37.9 million increase in our electric power costs in 2005 compared to 2004. Further significant increases in electricity tariffs may have an adverse impact on our results of operations and financial condition.

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

Holders of our common shares and ADSs may not receive any dividends or interest on shareholders' equity.

According to our by-laws, we must generally pay our shareholders at least 25.0% of our annual net income as dividends or interest on shareholders' equity, as determined and adjusted under the Corporate Law Method. This adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Corporate Law Method and may not be avai1able to be paid as dividends or interest on shareholders' equity. We may not pay dividends or interest on shareholders' equity to our shareholders in any particular fiscal year if our Board of Directors determines that such distributions would be inadvisable in view of our financial condition.

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

The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions. The relatively small market capitalization and illiquidity of the Brazilian equity markets may substantially limit a holder’s ability to sell the common shares underlying our ADSs at the price and time he or she desires.

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

Sales of a substantial number of our common shares — or the anticipation of such sales — could decrease the trading price of our common shares and ADSs. As of December 31, 2005, we had 28,479,577,827 common shares outstanding, including 14,313,511,871 shares held by the State. As a consequence of the issuance of common shares or sales by the State or other existing shareholders, the market price of our common shares and, by extension, our ADSs may decrease significantly. As a result, a holder may not be able to sell his or her securities at or above the price he or she paid for them.

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

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may have a material adverse effect on the market value of securities of Brazilian companies. If there is a crisis in another emerging market country, investor demand for Brazilian securities, including our common shares and ADSs, as well as our debt securities may decline. This may adversely affect the trading value of our common shares or ADSs as well as our debt securities and any such decline in trading value would create obstacles or otherwise impede our access to capital markets and financing for our future operations.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs.

According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a nonresident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. In the event that the disposition of assets is interpreted to include a disposition of the ADSs, this tax law could result in the imposition of withholding taxes on a disposition of ADSs by a non-resident of Brazil to another non-resident of Brazil. Due to the fact that no judicial guidance as to Law 10,833’s application yet exists, we are unable to predict whether an interpretation applying such tax laws to dispositions of ADSs between non-residents could ultimately prevail in the courts of Brazil.

ITEM 4. INFORMATION ON THE COMPANY

General

Companhia de Saneamento Básico do Estado de São Paulo-SABESP is a sociedade de economia mista, a mixed capital company with limited liability of unlimited duration, duly organized and operating under Brazilian corporation law. Our principal executive offices are located at Rua Costa Carvalho, 300, 05429-900 São Paulo, SP, Brazil. Our telephone number is (55-11 3388-8000). Our agent for service of process in the United States is CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011. As set forth in Article 2 of our by-laws, our corporate purpose is to plan, provide, operate and market basic sanitation services throughout the territory of the state of São Paulo, including the capture, collection, processing and distribution of water, as well as the collection, removal and final disposal of sewage and sludge. Since March 2006, we are also authorized to provide these services in all national territory and abroad.

We believe we are one of the largest water and sewage service providers in the world based on customers in 2005. We operate water and sewage systems in the state of São Paulo in which the City of São Paulo, Brazil’s largest city, is located. According to the Brazilian Institute of Geography and Statistics, or IBGE, the state of São Paulo is Brazil’s most populous state and the state with the highest GDP in Brazil. We had net revenue from sales and services of R$4,953.4 million (U.S.$2,116.2 million) and net income of R$865.6 million (U.S.$369.8 million) for 2005. We had total assets of R$17,435.2 million (U.S.$7,448.7 million) and shareholders’ equity of R$8,482.5 million (U.S.$3,623.9 million) as of December 31, 2005.

We provide water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 367 of the 645 municipalities in the state of São Paulo, including the City of São Paulo. We also supply water on a wholesale basis to six municipalities in the São Paulo Metropolitan Region in which we do not operate water systems. Until December 2002 we divided our service territories into three regions: the São Paulo Metropolitan Region, the Interior Region and the Coastal Region. During 2003 we reorganized our corporate management structure by consolidating the municipalities which we serve in the interior and coastal regions into a single management unit we call “Regional Systems”. Under this new structure, the São Paulo Metropolitan Region and the Regional Systems accounted for 75.5% and 24.5% of our gross revenue from sales and services in 2005, respectively.

As of December 31, 2005, we distributed water to approximately 22.6 million people, which we believe includes approximately 60% of the urban population of the state of São Paulo, through approximately 58,000 kilometers of water pipes and mains to approximately 6.5 million water connections. As of December 31, 2005, we provided sewage services to approximately 18.3 million people through 37,181 kilometers of sewer lines to approximately 4.9 million sewage connections. In addition, we currently sell water on a wholesale basis to six municipalities having an estimated urban population of approximately 3.1 million inhabitants.

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

The state of São Paulo occupies 3.0% of Brazil’s land mass and encompasses an area totaling approximately 96,000 square miles. According to the State of São Paulo Data System (Fundação Sistema Estadual de Análises de Dados—SEADE), the state of São Paulo had an estimated population as of December 31, 2005 of 40.2 million.

As of December 31, 2005, the City of São Paulo, the state of São Paulo’s capital, had an estimated population of 10.8 million, with 19.2 million inhabitants in the greater São Paulo Metropolitan Region. The São Paulo Metropolitan Region encompasses 39 cities and is the second largest metropolitan area in the Americas and among the four largest metropolitan areas in the world, according to the United Nations’ World Urbanization Prospects, 1999 Revision. The São Paulo Metropolitan Region accounted for approximately 48% of the population of the state of São Paulo as of December 31, 2005.

According to IBGE, in 2003, the most recent year for which this data is available, the GDP of the state of São Paulo was approximately R$494.8 billion, representing approximately 32% of Brazil’s total GDP, making it the largest economy of any state in Brazil, based on GDP. The state of São Paulo is the leading Brazilian state in terms of manufacturing and industrial activity, also according to IBGE, with a strong position in car manufacturing, pharmaceuticals, computer production, steel making and plastics, among others, as well as the leading position in the banking and financial services industries. The state of São Paulo is the most important exporting state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

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

Strategy

Our mission is to make public sanitation services universally available in the state of São Paulo and to provide quality services in both the national and international markets.

Our overall strategy is based upon five guiding principles:

  Growth: to provide quality services to a larger customer base through an increase in number of consumers, the expansion of our base of operation, the improvement of our financial results and the optimization of our intangible assets and know-how;

  Quality: to provide basic sanitation services meeting the demands of our consumers and of the community we serve at appropriate cost, compliance with technical, legal and transparency requirements;

  Universalization of Water Services: to provide water to our customers at all times, meeting their demands for quality and availability. We intend to achieve that by using water sources with adequate water levels, water treatment facilities with suitable capacity and a distribution network that can fulfil the demand;

  Social, Economic and Environmental Sustainability: to ensure the sustainability of our business and growth in a balanced manner. We intend to achieve such sustainability by developing social inclusion mechanisms (such as social tariffs), the implementation of balanced and profitable tariffs and the protection of water sources and the adequate final disposal of sewage and sludge;

  Political/Institutional: to develop closer relationships with municipal governments and with customers by means of decentralized business units, increased participation in decisions affecting municipalities and anticipation of the demands of all stakeholders.

Using the "Balanced Scorecard" methodology, a methodology that enables the company to monitor and follow the implementation of established strategies, these five guiding principles were broken down into strategic initiatives, among which we highlight the following:

  Ensure the Quality and Availability of Our Water and Sewage Services in Our Existing Service Area. Our goal is to maintain universal coverage of water services and to increase penetration of sewage collection and treatment services with a high standard of quality and availability. A significant portion of our capital expenditure program, which will require total expenditures of approximately R$4.8 billion between 2006 and 2010, is designed to achieve this goal. We aim to continue providing universal water coverage and meet population growth by adding 845,000 water connections by 2010. We also intend to increase our sewage coverage ratio to 86% by adding 1,080,000 sewage connections by 2010.

  Maintain our Existing Concession Base and Obtain Additional Concessions and Operations Outside our Existing Concession Areas. Our goal is to renew all of our existing concessions as they expire. We have assembled a special task force to address concession expiration in a timely and effective manner, including the introduction of new processes to increase efficiency in connection with the implementation of new and/or renewed contracts. In addition to this ongoing effort, we regularly explore the possibility of obtaining additional water and sewage concessions in municipalities in the state of São Paulo in which we currently have no operations or to which we currently supply water solely on a wholesale basis. This represents a total population of approximately 15.4 million. We evaluate possible expansion opportunities in terms of proximity to our existing service areas and projected positive contributions to our financial performance. From March 2006, we have been authorized to provide services outside the State of São Paulo, in other national and international regions. Therefore, we intend to study, and take advantage of, opportunities presented in other Brazilian states and in other countries to expand our services and increase our market share. In order to implement this strategy, we have created a New Businesses area that reports directly to our President, to analyse opportunities derived from this change in our area of operations.

  Set Our Tariffs to Cover Our Costs of Operations and to Provide a Return on Investment. Current tariff regulations allow us to set tariffs more aggressively and to tailor them to the peculiarities of each service, the diversity of the regions covered and the social and economic conditions of the end user. We periodically adjust our tariffs for water and sewage services using a transparent formula which accounts for inflation, covers our operating costs and other expenses and provides for return on investment. We generally adjust our tariffs once a year for a period of at least 12 months. In 2005, we increased our tariffs by 9.0%, effective as of August 31, 2005. During 2005, we continued with studies initiated in 2004 regarding the restructuring of our tariffs. These studies include a study of our costs, taking into account economic efficiency, future costs of operations and payment capacity of low-income families. We have also prepared a marketing strategy for the segmentation of our clients and of the market, taking into account specific characteristics and commercial potential, as well as proposals for improvement of our commercial policies. These studies were finalized in January 2006, and have been delivered to our executive committee and Board of Directors and the resulting recommendations are currently being detailed for implementation.

  Continue to Reduce Operating Costs and to Increase Productivity and Profitability. We are continuing our efforts to lower operating costs and to increase productivity. In order to achieve this, we plan to continue reducing our total salary and payroll expenses by decreasing the number of our employees, automating some of our operations, improving operational processes, implementing integrated planning and intensifying and further investing in internal technological research and development.

  Improve Operating Efficiency and Reduce Water Losses. We seek to reduce both physical water losses (due primarily to leakage from our water system) and non-physical water losses (due to meter errors that prevent proper accounting of water use, improper classification of customers, fraud and illegal connections). We are continuing our efforts to reduce physical water losses through, among other things, the replacement and repairing of water mains and pipes and installation of probing and other equipment. We are continuing our program of strategically locating pressure-regulating valves throughout our water system, which regulate water pressure at a variable rate corresponding to consumption in the relevant sector. We are also striving to reduce physical water losses by continuing to shorten the average time to detect and repair leaks in our systems. We aim to reduce water losses in the São Paulo Metropolitan Region and in the Regional Systems, from 626 litres/connections per day and 361 litres/connections per day respectively, in 2005, totalling 520 litres/connections per day in 2005 to 450 litres/connections per day in the São Paulo Metropolitan Region and 280 litres/connections per day in the Regional Systems, totalling 382 litres/connections per day in 2010. We are aiming to reduce non-physical water losses by upgrading and replacing inaccurate water meters and through increased outsourcing of meter reading activities to third-party contractors outside the São Paulo Metropolitan Region. In particular, we are replacing the water meters for our industrial and commercial customers, as well as increasing the rate at which we read the meters for these customers, to minimize losses.

  Continue to Diversify Sources of Financing and Reduce Levels of Indebtedness. Our goal is to continue to identify and secure diverse sources of funds, both public and private, in the national and international markets, and to restructure and refinance our indebtedness in order to reduce and balance our overall exposure to different sources of financing. During 2005, we reduced our total indebtedness by 5.48%, from R$7,050.7 million to R$6,664.2 million. There was also a significant reduction in our foreign currency indebtedness in a total percentage of 41.2%, from R$2,680.9 million to R$1,576.0 million in 2005 where 32.3% was reduced by amortization of debt. These reduction on our indebtedness levels during 2005 was achieved mainly by the refinancing of part of our U.S.$ denominated debt, exchanging it for longer-term domestic issuance of debentures. We are also exploring and pursuing structured finance alternatives. In 2006, we established a mutual fund (Fundo de Investimento em Direitos Creditórios) through which we were able to raise R$250 million through the securitization of receivables.

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

  Maintain Close Relationships with Municipal Governments and with Customers in Order to Increase Customer Loyalty. We are seeking to develop closer relationships with the municipal governments and with customers that we serve in order to increase customer loyalty and thereby increase revenues. We are also working to improve customer relations by shortening response times for customer installations as well as through a focused public relations program to enhance our image. We are also working on short, medium and long-term marketing strategies such as client segmentation and tailor-made solutions for each type of client, which we believe will help us increase and maintain customer loyalty.

  Continue our Commitment to Our Employees and to the Community. We are focused on our human resources policies, which are vital to our competitiveness and growth. We intend to continue investing in training for our employees to provide the best service to our consumers as well as prepare them to act in new markets and businesses which we aim to tap and in an increasingly competitive environment. During 2005, our staff (including managers and employees of technical and operational areas) attended several courses on Social and Corporate Responsibility and Private Social Investment. We are also committed to the community we serve and intend to be prepared to achieve excellence in environmental and social responsibility.

We believe that our overall strategy will enable us to meet the demand for high quality water and sewage services in the state of São Paulo and abroad and, at the same time, bolster our results of operations and our financial condition and enhance shareholder value.

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

  Chief Executive Office — responsible for coordinating all management divisions in accordance with the policies and directives established by our Board of Directors and Executive Committee, performing the coordination, evaluation and control of all functions related to the Chief Executive Officer’s Office, strategic planning, corporate organization, corporate communication, audit, ombudsman , new businesses and concession negotiation.

  Corporate Management Office — responsible for marketing, human resources and quality control programs, legal affairs, information technology, asset management, legal and procurement, and contracts.

  Financial and Investor Relations Office — responsible for financial planning, raising and allocating financial resources to all divisions within the company, conduct capital markets and other debt transactions and manage debt levels, accounting, corporate governance and investor relations. This division also monitors and acts as controller for our other divisions.

  Planning and Technology Office — responsible for integrated technical planning, environmental planning and management, technological development, management and control of water quality, strategic maintenance, integrated project management and coordination and execution of special projects.

  São Paulo Metropolitan Region Office — responsible for the distribution of water and collection of sewage for the São Paulo Metropolitan Region. The main function of this division is planning, operating and maintaining the water and sewage systems and customer relation services in the Metropolitan Regions, the provision of wholesale water supply and sewage treatment, and the control of the financial and operational performance of its business units. This office is also responsible for providing technical support to the autonomous municipalities, and intermediating and directly negotiating with local communities and municipalities in order to accommodate both the interests of the communities and our commercial interests.

  Regional Systems Office — responsible for the production of water and operation and maintenance of water and sewage systems in municipalities in the Regional Systems. It is also responsible for performing the same tasks as the Metropolitan Region Office for the Regional Systems.

Concessions

Under the Brazilian Constitution, the authority to develop public water and sewage systems is shared by the states and municipalities, with the municipalities having primary responsibility for providing water and sewage services to their residents. The State Constitution provides that the State shall assure the correct operation, necessary expansion and efficient administration of water and sewage services in the state of São Paulo by a company under its control. Under applicable law, we are responsible for planning basic water and sewage services in the state of São Paulo, whilst respecting the autonomy of its municipalities. The municipalities are empowered to, and commonly do, grant long-term concessions to water and sewage companies to provide such services.

We do not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for 56.8% of our revenue, and in 40 other municipalities in the state of São Paulo. None of these other municipalities has a significant population, other than Santos, which has a population exceeding 400,000. We believe that we have a vested right to provide water and sewage services based upon, among other things, our ownership of the water and sewage systems serving the City of São Paulo and these other municipalities and certain succession rights resulting from the merger which formed us. In general, we do not face any competition in the municipalities in which we provide water and sewage services, and we believe that in those municipalities we have an exclusive right to provide such services. Private water companies currently provide water and sewage services to a very small number of municipalities in the state of São Paulo.

We also provide water and sewage services in 325 additional municipalities in the State pursuant to concessions granted by the municipalities. Substantially all of these concessions have 30-year terms. As of December 31, 2005, 17 of our concessions have expired. Some of the expired concession agreements have been extended for a short term while we negotiate the terms and conditions of a final agreement with each relevant municipality. The new agreements may be executed under a new regime provided for by a newly enacted law which establishes principles to be observed when public consortiums contract with the municipalities, with the objective of allowing the provision of public services to be jointly managed. Despite the expiration of the agreements, we continue to provide water and sewage services to all 17 municipalities. 256 of our concessions are scheduled to expire between 2006 and 2010, 127 of which are due to expire in 2006 and 30 in 2007. The rest of our concessions will expire between 2011 and 2034. In February 2006, we created a new internal division to manage the renewal of expiring concessions. The main responsibility of this division, which reports directly to the Chief Executive Office, is to maintain the existing concessions and/or to acquire new ones.

The current concessions are based on a standard form of contract between us and the relevant municipality. Each contract must receive the prior approval of the legislative council of the relevant municipality. The principal terms of the concession contracts are as follows:

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

Under concession contracts executed prior to 1998 we were reimbursed for these assets through payment of either:

  the book value of the assets; or

  the market value of the assets as determined by a third-party appraiser in accordance with the terms of the specific contract.

Following the enactment of the Concessions Law (Law 8,987/95) and of the Consortium Law (Law 11,107/05), all concession contracts had to be adapted to the new regime. This new regime gives municipalities a greater role and sets out more clearly the provision of services and the responsibilities of the parties. Therefore, all new concessions acquired by Sabesp and the new contracts to be executed after the expiration of the concessions will follow this new contract model.

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

We currently do not anticipate that other municipalities will seek to terminate concessions due to our close relationship with municipal governments, recent improvements in the water and sewage services we provide and the obligation of the municipality to repay us for the return of the concession as described above. We cannot be certain, however, that other municipalities will not seek to terminate their concessions in the future.

There is currently ongoing litigation with respect to municipalities that intend to expropriate our water and sewage systems or to terminate concession agreements prior to paying us any indemnification. For example, in December 1997, the municipality of Santos enacted a law expropriating our water and sewage systems in Santos. In response, we filed an action seeking an injunction against this expropriation, which was denied by the lower court. This decision was later reversed by the Court of Appeals of the state of São Paulo, which issued a preliminary order suspending that law. On August 2, 2002, a decision on this matter was rendered in our favor by a lower court, but that decision remains subject to appeal, and we can give no assurance that the ultimate determination will be favorable to us. Despite the pending lawsuit, we continue to provide water and sewage services to Santos. In addition, in connection with discussions we had with the municipality of Presidente Prudente, we filed a suit against the municipality seeking a court decision determining the continuation of the concession agreement that we have with that municipality until the indemnification payment owed to us in connection with the return of water and sewage system of the Presidente Prudente is made. The lower court issued a decision in our favour to the effect that we still continue to provide services in the municipality until the indemnification provided for in the concession agreeement is paid to us. The Municipality of Sandovalina has brought a legal action against us aiming to (i) obtain the termination of the concession executed with us and (ii) seeking remedies for environmental damages and alleged losses caused to the municipality due to our failure to provide sewage treatment, and other damages caused to public property. We have responded with a counterclaim requiring the municipality to pay R$115,400 related to the supply of water from December 1999 to August 2003. We are also seeking the payment of a contractual indemnification based on the early termination of the contract. We are currently operating the water and sewage systems of Sandovalina, and the lawsuit is still in the fact-finding phase.

In addition, on March 25, 2004, the Public Attorney’s Office filed a civil action against the Municipality of the City of Itapira, its mayor, the Municipal House of Representatives and us, claiming that Municipal Law No. 3,593/04 is unconstitutional and seeking termination of the concession agreement we entered into with the Municipality of the City of Itapira. Although an injunction was granted, the São Paulo state Court of Appeals has stayed the injunction. On March 23, 2005, the House of Representatives of Itapira approved a decree revoking the concession agreement. In addition, Municipal Law No. 3,730/05 was enacted to revoke an earlier law which authorized the municipality to enter into the concession agreement with us. The municipality of Itapira has further filed an action against us aiming to repossess the assets related to the water and sewage services of that municipality and obtained an injunction which was later confirmed by a court decision. We appealed this ruling but we have not been able to suspend the effects of the decision until final judgment. Accordingly, we are currently not rendering water and sewage services at Itapira. As of the date of this annual report, a final the decision on this litigation was pending.

We are also defendants in legal proceedings initiated by municipalities seeking to require us to exhibit documents and information in connection with our concessions. These legal proceedings include the following: (A) a preliminary proceeding (ação cautelar) started by the Municipality of Guariba seeking a court order requiring us to exhibit documents and to instruct an account revision proceeding; (B) the Municipality of Ribeirão Pires has proposed preliminary proceedings seeking the exhibition of documents to inspect the services which we provide; (C) the Municipalities of Itupeva and Monte Mor have proposed proceedings aimed at obtaining a court order to require us to exhibit documents and information in order to evaluate the possibility of renewal of our concession agreement.

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

Description of Our Activities

We provide basic sanitation services, which include the abstraction, treatment, processing and distribution of water, as well as the collection, removal and final disposal of sewage. We believe we are one of the largest water and sewage service providers in the world based on customers in 2005. We render our services in the state of São Paulo, where the City of São Paulo, the largest city in Brazil, is located. With the enactment of Law 12,292 on March 2, 2006 we became authorized to provide water and sewage services outside the State of São Paulo, including in other countries, either directly or through national or international consortia. We may also have equity participation in other state or mixed-capital companies, and establish subsidiaries.

Water Operations

Our supply of water to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to customers’ premises. In 2005, we produced approximately 2,830.1 million cubic meters of water. The São Paulo Metropolitan Region currently is, and has historically been, our core market, accounting for approximately 71.0% of water invoiced by volume.

The following table sets forth the amount of water produced and invoiced by Sabesp for the periods stated.

	Year ended December 31,

	2003	2004	2005

	(in millions of cubic meters)
Produced
São Paulo Metropolitan Region	2,085.9	2,046.4	2,088.9
Regional Systems	733.8	724	741.2

Total	2,819.6	2,770.5	2,830.1

Invoiced
São Paulo Metropolitan Region(1)	1,278.2	1,205.9	1,256.5
Regional Systems	486.8	486.5	502.4

Total	1,765.0	1,692.4	1,758.9

______________________________
(1)	Includes water invoiced to wholesale customers of 346.2 in 2003, 251.4 in 2004 and 258.7 in 2005, each in millions of cubic meters.

The difference between the amount of water produced and the amount of water invoiced generally represents both physical and non-physical water loss. See “—Water Distribution” below. In addition, we do not invoice:

  water discharged for periodic maintenance of water mains and water storage tanks;

  water supplied for municipal uses such as firefighting;

  water consumed in our own facilities; and

  estimated water losses associated with water we supply to favelas (shantytowns).

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

The following table provides information on our revenues by geographic region:

	Year ended December 31,

	2003	2004	2005

	(in millions of reais)
São Paulo Metropolitan Region	3,268.8	3,456.8	4,044.2
Regional Systems	1,038.7	1,185.7	1,312.1

Total revenue from sales and services	4,307.5	4,642.5	5,356.3

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

In order to supply water to the São Paulo Metropolitan Region, we rely on 17 reservoirs of non-treated water and 182 reservoirs of treated water, which are located in the areas under the influence of the eight water producing systems which comprise the integrated water system of the São Paulo Metropolitan Region. Resource availability, or amount of water available at the source for public distribution in such areas, is 68.6 cubic meters per second and should increase to 72.0 cubic meters per second in 2006, when the planned extension and improvement in water sources will be concluded. Total current capacity, or amount of water that can be treated from the integrated water system of the São Paulo Metropolitan Region, is 67.7 cubic meters per second and has been designed to reach 70.2 cubic meters per second in 2008. Average verified production or amount treated during 2005 on the integrated water system of the São Paulo Metropolitan Region was 64.8 cubic meters per second. The Cantareira, Guarapiranga and Alto Tietê systems, as a whole, supply approximately 83.9% of the water we produced for the São Paulo Metropolitan Region.

The Cantareira system accounts for approximately 49.3% of the water that we provide to the São Paulo Metropolitan Region, which represented 75.5% of our operating revenue for 2005. The authorization (outorga) for the Cantareira system to use the water in the Piracicaba water basin was renewed by Portaria DAEE n° 1213 on August 6, 2004 for a period of ten years.

The following table sets forth the water production systems from which we produce water for the São Paulo Metropolitan Region:

Production(1)
(in cubic meters
System	per second)

Cantareira	32.0
Guarapiranga	13.2
Alto Tietê	9.2
Rio Claro	3.8
Rio Grande (Billings Reservoir)	4.6
Alto Cotia	1.0
Baixo Cotia	0.9
Ribeirão da Estiva	0.1

Total Production	64.8

______________________________
(1)	Average of the twelve months ended December 31, 2005.

We own all of the reservoirs in our production systems other than the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which is owned by other companies controlled by the State. We currently do not pay any fees with respect to the use of these reservoirs. In December 2001, we entered into an agreement with the State whereby the State, among other things, agreed to transfer the remaining reservoirs in the Alto Tietê System to us. However, the transfer of these reservoirs is currently being disputed and we are not certain whether such transfer will be legally allowed. See “Item 8. Financial Information—Legal Proceedings—Other Legal Proceedings”.

In the largest municipalities of the interior region, our principal source of water consists of surface water from nearby rivers. In the smaller municipalities of the interior region, we draw water primarily from wells. The coastal region is provided water principally by surface water from rivers and mountain springs.

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events. In 2003, 2004 and 2005, we were able to meet the demand for water in the São Paulo Metropolitan Region, primarily as a result of our water conservation program, reductions in water loss, and the installation of 905,600 new water connections from 2000 through December 2004 and 158,300 new water connections in 2005 statewide.

The integrated water system of the São Paulo Metropolitan Region services 30 municipalities, 24 of which are operated directly by us. The other 6 municipalities we service on a wholesale basis, and the distribution is made by other companies or departments related to the relevant municipality.

In order to reach the final consumer the water is stored and transported through a complex and integrated system comprised of 1,400 km of water mains and 182 reservoirs. This water system requires permanent operational supervision, engineering inspection, maintenance, quality monitoring and measurement control.

To ensure the continued provision of regular water supply in the São Paulo Metropolitan Region, Sabesp aims to invest R$964.1 million from the years 2006 until 2010 to increase the company's water production and distribution capacities as well as to improve the water supply systems.

Water Treatment. We treat all water at our water treatment facilities prior to placing it into our water distribution network. We operate 201 treatment facilities, of which the eight largest, located in the São Paulo Metropolitan Region, typically account for approximately 72% of all water we supply. The type of treatment used depends on the nature of the source and quality of the untreated water. Water abstracted from rivers requires extensive treatment, while water drawn from groundwater sources requires less treatment. All water treated by us also receives fluoridation treatment.

Water Distribution. We distribute through our own networks of water pipes and mains, ranging in size from 2.5 meters to 100 millimeters in diameter. Storage tanks and pumping stations regulate the volume of water flowing through the networks to maintain adequate pressure and continuous water supply. As of December 31, 2005, our water network contained 58,000 kilometers of water pipes and mains and 6.5 million water connections. The following table sets forth the total number of kilometers of water pipes in our network for the periods indicated.

	As of December 31,

	2003	2004	2005

Water distribution pipes and mains (kilometers)	56,777	57,321	58,000
Number of connections (in thousands)	6,044	6,358	6,489

Approximately 95.0% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride (PVC). Distribution pipes at customers’ residences typically are made from high-density polyethylene tubing. Our water mains are mostly made of steel, cast iron or concrete.

As of December 31, 2005, our water distribution pipes and mains included:

  27,217 kilometers in the São Paulo Metropolitan Region; and

  30,783 kilometers in the Regional Systems.

We have 314 storage tanks in the São Paulo Metropolitan Region with a total capacity of 1.8 million cubic meters, and 1,664 storage tanks in the Regional Systems. We have 139 treated water pumping stations in the São Paulo Metropolitan Region aqueduct system, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

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

The following table sets forth projected new water connections for the periods indicated.

	2006	2007	2008	2009	2010	2006-2010

	(in thousands)
São Paulo Metropolitan Region	75	80	80	80	75	390
Regional systems	75	80	90	100	110	455

Total system	150	160	170	180	185	845

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

Since 2005, we have established a new method of measuring our water losses, based on worldwide market practice for the sector. According to this new measurement method, average water losses are calculated by dividing (A) average annual water loss per (B) the average number of active water connections multiplied by 365. This result of this calculation is the liters of water lost per connection per day.

Using this calculation method, in 2005 we experienced 626 litres/connections per day water losses in the São Paulo Metropolitan Region and 361 litres/connections per day in the Regional Systems, averaging 520 litres/connections per day. We plan to reduce water losses in both regions for 450 litres/connections per day for the São Paulo Metropolitan Region and 280 litres/connections per day for the Regional Systems, resulting in a total reduction to 382 litres/connections per day by 2010.

According to the old method, we experienced 32.4% water losses during 2005.

Our strategy to reduce water loss has two main objectives:

  first, a reduction in the level of physical losses, which result primarily from leakage primarily through the replacement and repair of water mains and pipes and installation of probing and other equipment, including strategically located pressure-regulating valves; and

  second, the reduction of non-physical losses, which result primarily from the inaccuracy of our water meters installed at our customers’ premises and at our water treatment facilities, and from clandestine and illegal use by customers, through upgrading and replacing inaccurate water meters.

We are taking measures to decrease physical losses by reducing response times to broken pipes and mains to less than 24 hours and by better monitoring of non-visible water mains fractures. We currently repair approximately 4,000 broken pipes and mains per month. Among other measures we have adopted to reduce physical water losses are:

  the introduction of technically advanced valves to regulate water pressure throughout the water mains to correspond to downstream consumption needs during each day. These valves are programmed to respond automatically to variations in demand. During peak usage, the flow of water in the pipes is at its highest point; however, when demand decreases, pressure builds up in the water mains and the resulting stress on the network can cause significant water loss through cracks and an increase in ruptures of the pipes. The intelligent valves are equipped with probes programmed to feed data to the valve to reduce or increase pressure to the water mains as water usage fluctuates. As of December 31, 2005, we had installed 1,318 valves at strategic points in the network, with 841 valves installed in the São Paulo Metropolitan Region and 477 in the Regional Systems. We plan to install additional 132 valves through 2006;

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

  installation of water meters where none are present; and

  preventive maintenance of existing and newly installed water meters.

Water Quality. We believe that we supply high quality treated water that is consistent with standards set by Brazilian Federal Law, which requirements are similar to the standards set in the United States and Europe. Under a Health Ministry regulation in Brazil, we have significant statutory obligations regarding the quality of treated water. These laws set certain standards that govern water quality.

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

Water quality is monitored in all stages of the distribution process, including at the water sources, water treatment facilities and on the distribution network. We have 15 regional laboratories, one central laboratory, and laboratories located in all water treatment facilities that monitor water quality and purity as required by standards set by us and as required by law, which employ approximately 300 technicians, biologists, engineers and chemists. Our laboratories perform an average of 130,000 analyses per month on distributed water, with samples collected from residences. Our central laboratory located in the City of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods, as well as heavy metals analysis by atomic absorption technique. All of our laboratories in the São Paulo Metropolitan Region have obtained ISO 9001/2000 certification and four have obtained ISO 17025 certification awarded by INMETRO with respect to the quality of our management systems and the technical ability of our laboratories to produce results.

All chemical products used for water treatment are analyzed and follow strict specifications set out in recommendations made by the National Sanitation Foundation - NSF and ABNT - Associação Brasileira de Normas Técnicas (Brazilian Association of Technical Rules).

Water Source Program. From time to time, we face significant problems with algae growth, as it causes water to have an unpleasant taste and odor. In order to minimize this problem, we have implemented additional treatment processes such as absorption by powdered activated carbon and oxidation by potassium permanganate. We believe that all the chemicals used are safe for human consumption, but the algae growth creates significant additional costs because of the higher volumes of chemicals used to treat the raw water.

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

Sewage Operations

We are responsible for the collection removal and final disposal of sewage through our sewage systems and for its subsequent disposal with or without prior treatment. As of December 31, 2005, we collected approximately 82% and 72% of all the sewage produced in the municipalities in which we operate in the São Paulo Metropolitan Region and the Regional Systems, respectively, accounting for approximately 78% of all the sewage produced in the municipalities in which we operate in the state of São Paulo.

Sewage System. The function of our sewage system is to collect, remove and dispose sewage. As of December 31, 2005, we were responsible for the operation and maintenance of 37,181 kilometers of sewer lines of which approximately 17,903 kilometers are located in the São Paulo Metropolitan Region, and 19,278 kilometers are located in the Regional Systems.

The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated.

	As of December 31,

	2003	2004	2005

Sewer lines (kilometers)	35,759	36,435	37,181
Sewage connections (thousands)	4,462	4,747	4,878

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

Effluents from our sludge treatment facilities (Estações de Tratamento de Esgotos—ETEs) must comply with discharge standards established by Federal and State regulations. Flow standards are related to the composition of effluents before being discharged into water bodies, while quality standards measure the condition of the water bodies after the dilution of effluents. Both flow and quality standards will vary according to the expected use of the relevant body of water: the more important the use of the body of water, the more stringent the standards applicable.

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

Unlike the São Paulo Metropolitan Region, the interior region does not generally suffer obstructions caused by sewage system overload. The coastal region however experiences obstructions in its sewer lines primarily due to infiltration of sand, especially during the rainy season in the summer months. In addition, the number of sewage connections in the coastal region is significantly lower than in the other regions serviced by us, with approximately 50% of all residences in the coastal region currently connected to our sewage network.

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

The following table sets forth projected new sewage connections for the periods indicated.

	Projected New Sewage Connections

	(in thousands)
	2006	2007	2008	2009	2010	2006-2010

São Paulo Metropolitan Region	85	90	95	95	100	465
Regional Systems	70	85	160	210	90	615

Total	155	175	255	305	190	1,080

Sewage Treatment and Disposal. For 2005 approximately 57% and 71% of the sewage we collected in the São Paulo Metropolitan Region and the Regional Systems respectively, or 61% of the sewage we collected in the state of São Paulo, was treated at our treatment facilities and afterwards discharged into receiving water bodies such as inland waters and the Atlantic Ocean, in accordance with applicable legislation. Our sewage treatment facilities have a finite capacity. Flows in excess of such capacity are discharged directly, untreated, to inland waters and the Atlantic Ocean. Currently we operate 431 sewage treatment facilities and eight ocean outfalls.

The purpose of sewage treatment is to reduce the polluting impact of the incoming sewage in order to comply with State Decree No. 8,468, and the CONAMA Resolution No. 357/05 which stipulates maximum concentrations of certain substances prior to discharge into the environment. Although the flow and composition of sewage arriving at sewage treatment facilities varies, on average more than 98.0% of its content is water. Our sewage treatment relies essentially on physical separation processes and on natural biological processes to break down organic matter and reduce the amount of harmful organisms and chemicals.

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

We operate 43 activated sludge treatment facilities, each of which also contains a primary treatment facility. The five largest activated sludge treatment facilities located in the São Paulo Metropolitan Region have treatment capacity of approximately 18 cubic meters of sewage per second.

Sewage treatment in the Regional Systems will vary according to the particularities of each area. In the interior region treatment consists largely of aeration ponds where the organic matter is aerobically digested and the treated sewage is discharged to receiving waters. There are 349 secondary treatment facilities in the interior region which have treatment capacity of approximately 9.0 cubic meters of sewage per second.

The majority of sewage collected in the coastal region receives secondary treatment and disinfection and is then discharged into rivers and into the Atlantic Ocean. We have 65 sewage treatment facilities in the coastal region.

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

Sludge Disposal. Sludge removed from the primary and secondary treatment processes typically contains water and a very small proportion of solids. We use filter presses, belt presses and centrifugation machines to abstract the water from the sludge. In 2005, we produced approximately 44,045 tons of sludge-dry base, of which 43,514 tons were discharged into landfills and the remainder was used for agricultural purposes. In addition, we are testing new technologies for sludge disposal as fertilizer in forest projects, fuel development and concrete manufacturing.

Customers

We currently operate water and sewage systems for 367 of the 645 municipalities in the state of São Paulo. The following table provides information regarding volumes of water and sewage invoiced, by type of customer, for the periods presented.

	Year ended December 31,

	2003		2004		2005

	Volume(1)%		Volume(1)%		Volume(1)%

Water
Residential	1,199.1	67.9	1,222.1	72.2	1,257.8	72.5
Commercial	142.5	8.1	142.4	8.4	145.3	8.3
Industrial	30.8	1.8	31.8	1.9	33.4	1.9
Governmental	46.4	2.6	44.7	2.6	45.7	2.6
Subtotal	1,418.8	80.4	1,441.0	85.1	1,500.2	85.3
Bulk sales	346.2	19.6	251.4	14.9	258.7	14.7

Total	1,765.0	100.0	1,692.4	100.0	1,758.9	100.0

Sewage
Residential	918.9	82.8	947.6	83.0	997.9	88.3
Commercial	125.6	11.3	127.4	11.2	131.9	11.0
Industrial	29.2	2.6	31.1	2.7	32.0	2.7
Governmental	36.0	3.3	35.3	3.1	36.4	3.0

Total	1,109.7	100.0	1,141.4	100.0	1,198.2	100.0

_____________________
(1) In millions of cubic meters.

In addition to serving residential, commercial, industrial and governmental customers in municipalities in which we hold concessions, we currently make wholesale sales of water to six municipalities having a total estimated population of 3.1 million. The State is our largest customer.

Tariffs

Tariffs have historically been adjusted once a year and for periods of at least 12 months. We raised tariffs in June 2001, in July 2002 and in August 2003. We increased our tariffs for water and sewage services by 6.8% on August 29, 2004 and by 9.0% on August 31, 2005.

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

We established a new tariff schedule, effective May 2002, for commercial and industrial customers that consume at least 5,000 cubic meters of water per month and that enter into demand agreements with us for at least one-year terms. We believe this tariff schedule will help prevent our commercial and industrial customers from switching to the use of private wells.

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

We establish separate tariff schedules for our services in each of the São Paulo Metropolitan Region and each of the interior and coastal regions which comprise our Regional Systems. Each tariff schedule incorporates regional cross-subsidies, taking into account the customers’ type and volume of consumption. Customers with high monthly water consumption rates pay higher tariffs than our costs of providing such water service. We use the excess tariff billed to high volume customers to compensate for the lower tariffs paid by low-volume customers. Similarly, tariffs for non-residential customers are established at levels that subsidize residential customers. In addition, the tariffs for the São Paulo Metropolitan Region generally are higher than tariffs in the interior and coastal regions.

We divide tariffs into two categories: residential and non-residential. The residential category is sub-divided into standard residential, social and favela (shantytowns). The residential social tariffs apply to residences of low income families, residences of persons unemployed for up to 12 months and collective living residences. The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure. The latter two subcategories were instituted to assist lower-income customers by providing lower tariffs for consumption. The non-residential category consists of:

  commercial, industrial and public consumers;

  “not-for-profit” entities that pay 50.0% of the prevailing non-residential tariff; and

  government entities that have entered into a water loss reduction agreement with us and pay 75.0% of the prevailing non-residential tariff.

Sewage charges in each region are fixed due to the volume charged. In the São Paulo Metropolitan Region and the coastal region, the sewage tariffs equal the water tariffs. In the interior region, sewage tariffs are approximately 20% lower than water tariffs. Wholesale water rates are the same for all municipalities served. We also make available sewage treatment services to those municipalities in line with the applicable contracts and tariffs. In addition, various industrial customers pay an additional sewage charge, depending on the characteristics of the sewage they produce.

The following table sets forth the water and sewage services tariffs by customer category and class charged during the years and period stated in the São Paulo Metropolitan Region, which accounted for approximately 75.5% of our gross revenue from sales and services in 2005.

	As of December 31,

Customer Category Consumption	2003	2004	2005

(in cubic meters per month)	(reais/cubic meter)(1)
Residential:
Basic Residential:
0-10(2)	0.96	1.03	1.12
11-20	1.50	1.60	1.74
21-50	3.75	4.00	4.36
Above 50	4.13	4.41	4.81
Social:
0-10(2)	0.33	0.35	0.38
11-20	0.57	0.61	0.66
21-30	1.99	2.12	2.31
31-50	2.84	3.03	3.30
Above 50	3.14	3.35	3.65
Favela (shantytown):
0-10(2)	0.25	0.27	0.29
11-20	0.28	0.30	0.33
21-30	0.94	1.00	1.09
31-50	2.84	3.03	3.30
Above 50	3.14	3.35	3.65
Non-Residential:
Commercial/Industrial/Governmental:
0-10(2)	1.93	2.06	2.24
11-20	3.75	4.00	4.36
21-50	7.23	7.72	8.41
Above 50	7.52	8.03	8.75
Commercial/Not-for-profit entities:
0-10(2)	0.96	1.03	1.12
11-20	1.88	2.01	2.19
21-50	3.62	3.87	4.22
Above 50	3.76	4.01	4.37
Government entities with reduction agreement:
0-10(2)	1.45	1.54	1.68
11-20	2.81	3.00	3.27
21-50	5.42	5.79	6.31
Above 50	5.64	6.02	6.56

______________________________
(1)	Average of the twelve months ended December 31, 2005.
(2)	The minimum volume charged is for ten cubic meters per month.

In 2005, the average tariff calculated for the Regional Systems Office was 22% below the average tariff of the Metropolitan Office.

During mid-1999 until mid-2001 we did not raise our tariffs, due to a State policy of not increasing tariffs for public services. In June 2001, we increased our average tariffs by approximately 13.1%, which was broadly in line with the prevailing inflation rates in Brazil since mid-1999, and in August 2002 we raised our tariffs by approximately 8.2% . Using new readjustment formula approved by our Board of Directors, in August 2003 we raised our tariffs for water and sewage services by approximately 18.9%, and in August 2004 we raised our tariffs for water and sewage services by approximately 6.8% .

The application of the formula in 2005 would result in a tariff increase of 11.12% . Because this increase was much higher than the accumulated inflation levels for the corresponding period, we decided to adjust the tariff by 9%, effective August 31, 2005. The remaining percentage (1.94%) was deferred to the 2006 tariff adjustment. Part of the 11.12% increase is attributable to, among others, the increase in the federal taxes.

During 2005, we continued with certain studies initiated in 2004 for the restructuring of our tariffs. These studies include a study of our costs, taking into account economic efficiency, future costs of operation and payment capacity of low-income families. We have also prepared a marketing strategy for the segmentation of our clients and of the market, taking into consideration specific characteristics and commercial potential as well as proposals for improvement of our commercial policies.

These studies were finalized in January 2006 and have been delivered to our executive committee and Board of Directors. The resulting recommendations are currently being detailed for implementation.

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

Water and sewage bills can be paid at some banks and other locations in the state of São Paulo. These funds are paid over to us and average service fees between R$0.32 and R$1.19 per transaction are charged for collection and remittance of these payments.

Customers must pay their water and sewage bills by the due date for payment if they wish to avoid paying a fine. We generally charge a penalty fee and interest on late bill payments. In 2003, 2004 and 2005, we received, respectively, payment of 90.9%, 94.1% and 90.8% of the amount billed to our retail customers, and 93.8%, 94.4% and 91.1% of the amount billed to those customers other than State entities, within 30 days after the due date. Almost all of the amount not paid within 30 days is owed by State customers. With respect to wholesale sales, in 2005 we received payment of 60.6% of the amount billed within 30 days.

In the São Paulo Metropolitan Region we monitor water meter readings by use of hand-held computers and transmitters. The system allows the meter reader to input the gauge levels on the meters into the computer and automatically print the bill for the customer. The hand-held computer tracks water consumption usage at each metered location and prepares bills based on actual meter readings. We outsourced this billing system to third-party contractors that employ and train their own meter readers whose training we supervise. We have water meter reading and printing by hand-held computers in some municipalities that we serve in the Regional Systems and intend to expand this system in other municipalities we serve.

Research and Development

Our policy is to invest continually in the modernization of equipment and in the technology needed to identify, evaluate and improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability. Our research and development function is divided into committees according to strategy and complexity. We have historically spent up to R$4.1 million per year on research and development. We have also partnered with several research institutions.

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

  to continue to meet the maximum demand for treated water;

  to expand the percentage of households connected to our sewer system;

  to increase the treatment of sewage collected; and

  to increase operating efficiency and reduce water losses.

From 1998 through 2004, our capital expenditure program included capital expenditures totaling R$4.8 billion in the aggregate, primarily to build up our infrastructure and for our program to reduce water losses. We have budgeted capital expenditures totaling approximately R$4.8 billion in the aggregate during the period between 2006 and 2010. We spent R$600.9 million in 2004 and R$678.2 million in 2005.

The following table sets forth our planned capital expenditures for water and sewage for the years indicated.

	Capital Expenditures

	2006	2007	2008	2009	2010	2006-2010

	(in millions of reais)
Water	331	346	339	339	339	1,693
Sewage	507	518	512	512	512	2,561
Others	122	96	109	109	109	546
Total	960	960	960	960	960	4,800

Our capital expenditure program from 2006 through 2010 will continue to focus on achieving our targets by making regular investments in and expanding our infrastructure as well as making investments in our program for the reduction of water losses throughout the 367 municipalities which we serve. The following is a brief description of three of the principal projects in our capital expenditure program.

Metropolitan Water Program

Demand for our water services has grown steadily over the years in the São Paulo Metropolitan Region and has exceeded at times the capacities of our water systems there. As a result, prior to September 1998, certain of our customers in this region received water only on certain days of the week. We refer to this as “rotation”. In order to remedy this situation, we implemented the Metropolitan Water Project to improve regular water supply to the entire São Paulo Metropolitan Region. This program was terminated in 2000, but we have maintained our investment projections for the São Paulo Metropolitan Region. In 2005, we have invested R$63.7 million in this region and have budgeted for capital expenditures of R$964.1 million from 2006 through 2010.

Tietê Project

The River Tietê crosses the São Paulo Metropolitan Region and receives most of the Region’s run-off and wastewater. The environmental state of the river reached a critical level and in 1992, as a way of reversing the situation, the State of São Paulo created a recovery program to save the river. The Tietê Project is designed to reduce pollution of the River Tietê by installing sewage collection lines along the banks of the River Tietê and its tributaries. These lines collect raw sewage and deliver it to our sewage treatment facilities. The first stage of the program was completed by Sabesp during the years of 1992 and 1998. In connection with the first phase of the Tietê Project, in June 1998, we completed construction of three additional sewage treatment plants and invested a total of U.S.$900.0 million, of which U.S.$450.0 million was financed by the Inter-American Development Bank and U.S.$450.0 million was funded by us.

We made capital expenditures with respect to the first phase of the Tietê Project of U.S.$900.0 million. As of December 31, 2005, we owed U.S.$284.3 million to the Inter-American Development Bank for the financing it provided. We now provide secondary treatment to approximately 60% of the sewage collected in the São Paulo Metropolitan Region. The five principal sewage treatment plants in the São Paulo Metropolitan Region have an aggregate installed capacity of 18 cubic meters of sewage per second and currently treat an aggregate of 11 cubic meters of sewage per second. Currently, raw sewage is delivered to our secondary treatment facilities along the River Tietê and the River Tamanduatei before treated sewage is discharged into those rivers. We plan to build additional collection lines to direct more raw sewage to our treatment facilities.

We are currently in the second phase of the Tietê Project, for which we budgeted for additional capital expenditures of approximately U.S.$400.0 million from 2000 through 2007, U.S.$200.0 million of which is financed by the Inter-American Development Bank. We have also entered into a loan agreement and an on-lending agreement with BNDES for R$60.0 million and R$180.0 million, respectively, to finance this second phase. Through December 31, 2005, we have spent U.S.$259.6 million on this phase of the Tietê Project.

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

Regional Systems Investment Programs

We currently have a number of projects in progress and planned for the Regional Systems, including projects relating to abstraction of water and collection, removal and final disposal of sewage. We spent R$195.0 million, R$212.0 million and R$222.0 million on such projects in 2003, 2004 and 2005, respectively, and we have budgeted for additional capital expenditures of approximately R$1.7 billion in the period from 2006 to 2010.

Environmental Recovery Program for the Baixanda Santista Metropolitan Region

On August 6, 2004, we entered into a credit agreement with the Japan Bank for International Cooperation for the financing of the Environmental Recovery Program for the Baixada Santista Metropolitan Region, which was guaranteed by the Republic of Brazil, for a total amount of R$422.8 million. The total investment to be made with respect to this project is R$777.9 million and the balance will be our responsibility. The first disbursements under this agreement began in January 2006. The main goals of this program are to improve and expand the water and sewage systems in the municipalities making up the Baixanda Santista Metropolitan Region.

Competition

We can foresee at least two possibilities for the increase of Sabesp’s participation in the domestic sanitation market. There are 272 municipalities in the state of São Paulo that operate their own water and sewage systems and that collectively have a population of approximately 12.2 million, or approximately 30% of the population of the state of São Paulo. In addition, there are private water companies which provide water and sewage services to a small number of municipalities, which may indicate a potential opportunity for the increase of Sabesp’s market share.

We face a limited level of competition with respect to the supply of water to large customers. Several large industrial customers located in municipalities served by us use their own wells to supply themselves with water. This use of private wells has been increasing in recent years. We have established new tariff schedules commercial and industrial customers in order to help retain such customers. Additionally, we already face competition for the disposal of non-residential, commercial and industrial sludge in the São Paulo Metropolitan Region.

Government Regulation

In Brazil, water and sewage services, although not specifically regulated, are subject to extensive Brazilian federal, state and, in certain respects, local laws and regulations governing, among other things:

  the granting of concessions to provide water and sewage services;

  the implementation of public-private partnerships;

  public bidding requirements for appointment of water and sewage service provider;

  water usage;

  water quality and environmental protection;

  tariffs for water and sewage services; and

  governmental restrictions on the incurrence of indebtedness (which are applicable to state- controlled companies).

General

Pursuant to Article 23 of the Brazilian Constitution, water and sewage services are the common responsibility of the Brazilian government, the states and the municipalities.

Article 216 of the State of São Paulo Constitution provides that, by law, the State must provide the conditions for efficient management and adequate expansion of water and sewage services rendered by its agencies and State-controlled companies or any other concessionaire under its control. State law authorized our formation to plan, provide and operate water and sewage services in the State and also acknowledged the autonomy of the municipalities.

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

Both Houses of Representatives have agreed upon the creation of a joint committee (comissão mista) that will be responsible for the organization and implementation of the proposed regulation for the water and sewage services in Brazil.

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

Concessions Laws

The Federal Concessions Law and the State Concessions Law require that a concession granted by a public entity be based on a public bidding process. The Federal Public Bidding Law provides, however, that the public bidding process can be waived in certain circumstances, including in the case of services to be rendered by a public entity created for such specific purposes prior to the enactment of that law, provided that the prices for such services are compatible with those prevailing in the market. In addition, a provision of the Brazilian Constitution provides for waivers of the public bidding requirement in similar situations. Based on this provision, we were granted concessions by municipalities after enactment of the Brazilian Constitution without a public bidding process, although under current law we may be required to bid to acquire new concessions. We did not have any of our concessions cancelled or revoked following promulgation of the Federal Concessions Law. The requirements of the Federal and State Concessions Laws will, however, govern the grant of new concessions to us in the future. In February 1998, the Attorney General of the State, in response to a request we made, delivered an opinion that any municipality in the state of São Paulo may grant to us a concession to operate the municipality’s water and sewage services without having to resort to a public bidding process. In April 1998, a State court issued a judgment substantially to the same effect. However, in 2005 the Superior Court of Justice declared void a concession agreement executed after the enactment of the Federal Concession Law, which was not preceded by a public bidding process. There can be no assurance that future decisions by the Brazilian courts will interpret the concessions laws to allow municipalities to grant concessions without a public bidding process.

The legislature of the City of São Paulo approved Law No. 13,670 of November 25, 2003, which regulates article 148 and the sole paragraph of article 149 of the Organic Law of the Municipality of the City of São Paulo, concerning water supply and sewage public services, establishes the Municipal Regulation System of Water Supply and Sewage Public Services, creates the Regulatory Authority for Water and Sewage Services of São Paulo, addresses its organization and operation and establishes the Municipal Sanitation Plan. Pursuant to this Law, the Mayor of the City of São Paulo has authority to grant and monitor formal concessions for water and sewage services in the Municipality of the City of São Paulo. Following the enactment of Law No. 13,670, the Governor of the State has filed a legal action alleging that the Law is unconstitutional, as a result of which, the enforcement of Law No. 13,670 had been suspended. On April 20, 2005, the court ruled in favor of the governor of the State, by a majority of votes. The City of São Paulo appealed the decision and a final judgement was still pending as of the date of this annual report.

Public Consortiums Law

On April 6, 2005, the Brazilian Federal Government enacted Law No. 11.107, which regulates article 241 of the Brazilian Constitution. This new regulation provides general principles to be observed when public consortiums enter into contracts with the Brazilian political divisions and subdivisions (the Federal Government, States, the Federal District and Municipalities) aiming at the joint management of public services of common interests. Considering the nature of the services rendered by us, it is possible that, in the future, the Company may have interest and/or opportunity to contract in a manner provided for in this newly enacted law in order to regulate the relationship with some municipalities to which it renders basic sanitation services.

On January 13, 2006, the Governor of the State of São Paulo enacted State Decree No. 50,470, which provides for the rendering of water and sewage services in the State of São Paulo. According to this Decree, we may enter into agreements with municipalities in connection with the provision of water and sewage services by means of the so-called program agreements. In addition, the Decree establishes that we will continue to render services in the areas where the concession is granted by the State.

On June 8, 2006, the State of São Paulo enacted the Decree No. 50,868 creating the Commission for the Regulation of Sanitation Service of the State of São Paulo (“CORSANPA”) to provide the State of São Paulo with a more independent regulatory ability in relation to sanitation services. CORSANPA will be directly subordinated to the Secretary of Energy, Hydric Resources and Sanitation of the State of São Paulo.

CORSANPA´s responsibilities will include, among others, (i) the regulation and control of the sanitation services for which the State is responsible, including monitoring the progress of our performance and the progress of dispute resolution between Sabesp and Sabesp’s customers (ii) the approval of agreements entered into between us and municipalities (iii) carrying out studies for the creation of a regulatory agency for the sanitation sector and proposing legal and regulatory measures, as applicable. CORSANPA will also propose the terms of cooperation agreements between the State and municipalities to better regulate our relationship with the communities to which we currently provide services (or may intend to provide services in the future), but where the State has no granting authority.

Public-Private Partnerships

The Public-Private Partnership (“PPP”) is a form of contract with the public administration used only for the concession of services only to private enterprises, as well as for construction works coupled with the provisioning of services. PPPs are regulated in the State of São Paulo by Law No. 11,688, of May 19th, 2004. PPPs may be used for: (i) implantation, expansion, improvement, reform, maintenance, or management of public infra-structure; (ii) provision of public services; and (iii) exploitation of public assets and non-material rights belonging to the State.

Payment is conditional upon performance. The payment may be collected through: (i) fares paid by users; (ii) assignment of credits belonging to the Public Administration, except taxes; and (iii) transfer of rights related to the commercial exploitation of public assets.

Law No. 11,688 also authorized the creation of Companhia Paulista de Parcerias - CPP. CPP may grant guarantees, enter into insurance contracts, and participate in PPP contracts.

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

  the purpose, duration and goals of the bid;

  a description of the qualifications required for adequate performance of the services covered by the bid;

  the deadlines for the submission of bids;

  the criteria used for selection of the winning bidder; and

  a list of the documents required to establish the bidder’s technical, financial and legal capabilities. The invitation to bid is binding on the granting authority. Bidders may submit their proposals either individually or in consortia, as provided for in the invitation to bid.

After receiving proposals, the granting authority will evaluate each proposal according to the following criteria, which must have been set forth in the invitation to bid:

  the technical quality of the proposal;

  lowest cost or lowest public service tariff offered;

  a combination of the criteria above; or

  the largest amount offered in consideration for the concession.

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

According to existing law, federal and state agencies are authorized to collect fees related to water usage from other governmental agencies under their jurisdictions. In most cases, the fees have yet to be established by implementing regulations. However, for two specific water basins (the Rio Paraíba do Sul water basin and the Piracicaba, Capivari and Jundiaí Rivers water basin), water usage legislation was enacted requiring us to pay the Federal Government or an agency in respect of the use of water. We started making payments in respect of the Rio Paraíba do Sul on March 2003.

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

  development of hydro transportation for economic benefit;

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

On December 29, 2005, State Law No. 12,183 established the basis for the fees charged by governmental water agencies in the State of São Paulo for the abstraction of water from the State of São Paulo’s water resources. The fees will be implemented gradually and a specific official register of users of water resources will be created. The proposed fees must be, in each case, approved by a decree from the State Governor, after the consideration by the Department of Water and Energy of the State. State Law No. 12,183 also established that, until December 2009, the fees charged for the use of water resources by public or private water and sewage services providers will correspond to 50% of the fees charged for the other users of water resources. Fines applied for the non-payment of the fees may vary from 2% of the debt to the suspension of the right of use of the water resources.

Water Quality

An ordinance issued by the Ministry of Health (Ministério da Saúde) of the Brazilian government sets forth the standards of potability of all water for human consumption in Brazil. This ordinance is modeled on the U.S. Safe Drinking Water Act and regulations promulgated by the U.S. Environmental Protection Agency thereunder. The Secretariat of Health (Secretaria de Estado da Saúde) of the State has also set minimum standards for the potability of water for human consumption which are more restrictive than the national rules and must be observed by us.

We analyze test samples at our laboratories to determine compliance with Ordinance No. 518, of March 25, 2004 and state law using “Standard Methods” (181st. Edition) procedures established by the American Water Works Association. A Presidential Decree enacted in 2005 determined that the disclosure of the water quality to consumers is compulsory.

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

Environmental Sanitation Technology Company, or CETESB (Companhia de Tecnologia de Saneamento Ambiental), a State-controlled company controlled by the Secretariat of the Environment of the State, is authorized under State law to monitor discharges of pollutants into the environment and to enforce the requirements of State law. CETESB is responsible for operating Installation and Operation Licenses issued to sludge treatment facilities and other pollution sources. Although we have not received formal authorization from CETESB to discharge untreated sewage into waters, we continue to discharge such sewage. Our capital expenditure program includes the Tietê Project, which is designed to reduce the discharge of untreated sewage into the River Tietê, a major river in the São Paulo Metropolitan Region. CETESB participates in the development of this project. There can be no assurance that we will not be required in the future to obtain specific consents or authorizations for discharges of untreated sewage.

The disposal of sludge must also meet the requirements of State law. CETESB also regulates the discharge of effluents into bodies of water under State law and must approve all of our treatment facilities without prejudice of us also having to comply with standards established by Federal legislation.

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

  category of use;

  capacity of the water meter;

  characteristics of consumption;

  volume consumed;

  fixed and floating costs;

  seasonal variations; and

  social and economic conditions of residential customers.

In determining tariffs, we may also consider the costs associated with the exploitation of water resources, depreciation, provision for bad debts, amortization of expenses and adequate remuneration for investments. We usually submit new tariffs to the Governor of the State for approval, although we are not required by law to do so. We implemented a new readjustment formula designed to better reflect costs in August 2003. See “Item 4. Information on the Company—Tariffs”.

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

Our tariff system also establishes criteria for billing and collection of services and for the publicity to be given to such criteria and tariffs. Tariffs are published in the Official Gazette of the state of São Paulo (Diário Oficial do Estado de São Paulo).

We may be subject to a Federal law which, in the case of water and sewage services provided pursuant to certain concessions, effectively prohibits tariffs that would produce a return on assets in excess of 12% per annum. Return on assets is calculated using operating income (before financial and certain other expenses) measured against operational assets (property, plant and equipment and certain other assets), based upon our financial statements prepared in accordance with the Brazilian Corporate Law Method. We could be subject to the above return on assets limitation in adjusting tariffs because substantially all of our concessions were granted during the period in which these rate regulations were in effect. We are not, however, subject to such limitations in setting tariffs under our newer concessions. The above return on assets limitation does not apply to renewals of existing concessions.

In addition to the specific regulation mentioned above, we are also subject to general rules such as periodic readjustments established by Law 9,069/95 which established, among other things, the Real Plan.

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

Lending Limits of Brazilian Financial Institutions

The National Monetary Council resolutions limit the amount that Brazilian financial institutions may lend to public sector companies, such as us. Financing of projects which are put up for international bid and any financing in reais provided to the Brazilian counterpart of such international bids are excluded from these limits.

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

Property, Plant and Equipment

Our principal properties consist of reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water mains, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections. As of December 31, 2005, we owned 201 water treatment facilities and 58,000 kilometers of water pipes and mains, 439 sewage treatment facilities and 37,181 kilometers of sewer lines, as well as 15 water quality laboratories.

We own our headquarters building and all other major administrative buildings. We have pledged some of our properties as collateral to the Federal Government in connection with a long-term financing transaction we have entered into with the World Bank that the Federal Government has guaranteed.

As of December 31, 2005 the total net book value of our property, plant and equipment was R$14,116.1 million.

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

  Previous license—to define the exact location and scope of work;

  Installation license—to begin construction; and

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

Insurance

We maintain insurance covering, among other things, fire or other damage to our property, office buildings and third-party liability. We also maintain insurance coverage for directors' and officers' liability (D&O insurance). We currently obtain our insurance policies through public bids involving major Brazilian and international insurance companies in Brazil. As of December 31, 2005, we had paid a total aggregate amount of R$6.09 million in premiums, covering approximately R$983.3 million on assets, third party liabilities and D&O insurance. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption. In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers. We believe that we maintain insurance at levels customary in Brazil for the type of business in which we are engaged.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our audited financial statements included in this annual report. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors”.

The financial statements in this annual report have been prepared in accordance with the Brazilian Corporate Law Method, which differs in certain significant respects from U.S. GAAP. We have included a discussion below of the material differences between the Brazilian Corporate Law Method and U.S. GAAP related to each critical accounting policy in our audited financial statements. For additional information regarding other differences between the Brazilian Corporate Law Method and U.S. GAAP, please see note 22 to our financial statements.

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

The São Paulo Metropolitan Region, which includes the City of São Paulo, is our most important service territory. With a population of approximately 19.0 million, the São Paulo Metropolitan Region accounted for approximately 75.9%, 74.5% and 75.5% of our gross revenue from sales and services in 2003, 2004 and 2005, respectively. Approximately 73.1% of the property, plant and equipment reflected on our balance sheet as of December 31, 2005 is located in this region. In an effort to respond to demand in the São Paulo Metropolitan Region and because the region represents the principal opportunity to increase our net revenue from sales and services, we have dedicated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region. Our capital expenditure program is our most significant liquidity and capital resource requirement.

Factors Affecting Our Results of Operations

Our results of operations and financial condition are generally affected by our ability to raise tariffs, general economic conditions in Brazil and, in some previous periods, meteorological conditions. In 2004, results of operations and financial condition were also significantly affected by an increase in bad debt expenses net of recoveries, increases in electricity costs, and increases in payments for outside services. In 2005, hydrological conditions improved and with the increase in efficiencies in our system, we were able to increase capacity and production. We were therefore able to increase revenues reflecting both operational improvement and greater demand arising from the end of our water usage reduction bonus program.

Effects of Tariff Increases

Our results of operations and financial condition are highly dependent upon our ability to set and collect adequate tariffs for our water and sewage services. Although we generally have broad power to establish tariffs within our service territories, this power is, in practice, subject to limits due to, among other factors, the following:

  political considerations arising from our status as a State-controlled company;

  anti-inflation measures promulgated by the Federal Government from time to time; and

  federal laws that in some circumstances limit to 12.0% per year the return on the assets of some of our concessions.

Tariffs have often failed to keep up with inflation during periods of high inflation in the past. During the past few years, we generally have been able to raise tariffs in line with increases in cost of sales and services and operating expenses and to support our liquidity and capital resource requirements. In 2000, we did not raise tariffs due to the State policy for that year of not increasing tariffs for many public services. In June 2001, however, we increased our average tariff by approximately 13.1%, which was broadly in line with prevailing inflation rates in Brazil since mid-1999 as measured by the consumer price index, and in August 2002, we increased our tariffs by 8.2% . In August 2003, we increased our tariffs for water and sewage services by 18.9%, in August 2004 we raised our tariffs for water and sewage services by 6.8% and in August 2005 we raised our tariffs for water and sewage services by 9.0% . Since August 2003, our tariffs have been determined using a transparent formula which accounts for inflation, covers our operating costs and other expenses and provides for a return on investment. We are currently evaluating and considering a potential revision to our tariff structure in order to improve our return on investment. Tariffs have historically been adjusted once a year and for periods of at least 12 months. A study on this topic was finished in January 2006 and has been delivered to our executive committee and Board of Directors and the resulting recommendations are currently being detailed for implementation. The following table sets forth, for the periods indicated, the percentage increase of our tariffs, as compared to three inflation indices:

	Year ended December 31,

	2003(1)	2004	2005

Increase in Average Tariff(2)	18.9%	6.8%	9.0%
Inflation – Índice de Preços ao Consumidor – IPC – FIPE
(Conscccumer Price Index)	8.2%	6.6%	4.5%
Inflation – Índice de Preços ao Consumidor Ampliado – IPCA (Extended
Consumer Price)	9.3%	7.6%	5.7%
Inflation – Índice Geral de Preços do Mercado IGP-M (General Price Index-
Market)	8.7%	12.4%	1.2%

__________________________________
(1)
Tariff increase effective August 29, 2003 for all categories except residential social (residences of low income families that live in substandard conditions, residences of persons unemployed for up to 12 months and collective living residences) and favela (shantytown).

(2)	Tariff increases, if any, for each period took effect in August 2003, August 2004 and August 2005.
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

In 2003, the new administration largely continued the macroeconomic policies of the previous administration. The real appreciated by 22.3% against the U.S. dollar in 2003 to R$2.8892 per U.S.$1.00 as of December 31, 2003. Inflation for 2003, as measured by the IGP-M, was 8.7% . However, real gross domestic product decreased by 0.2% during 2003 largely because the very high interest rates that prevailed at the beginning of 2003 also constrained economic growth. The Brazilian economy showed signs of improvement in the third and fourth quarters of 2003 that continued through 2004. During 2004 real gross domestic product grew by 5.2%, inflation was 12.4% as measured by the IGP-M and the real appreciated 8.8% against the U.S. dollar as the real/U.S. dollar exchange rate decreased to 2.6544 reais as of December 31, 2004.

The principal events affecting the Brazilian macroeconomy in 2005 were the corruption allegations against government officials and Brazilian house representatives of the current president's support base, and the Central Bank's efforts to meet the goal of 5.1% annual inflation, which resulted in the maintenance of high levels of interest rates. However, with the slow down of the economy and the consequent reduction of inflation rates, starting from November, the Central Bank has begun a process of reducing the base interest rate in order to encourage economy growth. On December 31, 2005, the base interest rate was 18%.

In 2005, the real appreciated 13.4% as compared to the U.S. dollar and real gross domestic product grew by 2.4% . Despite such appreciation, Brazil had a commercial surplus of U.S.$44.8 billion, its highest commercial surplus ever. The average unemployment rate has dropped from 11.5% to 9.8% in the main metropolitan regions of the country, in accordance with unemployment estimates published by the IBGE. The inflation rate, as measured by the IGP-M, was 1.2% in 2005.

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

The Central Bank increased the base interest rate to 26.5% on February 19, 2003 and decreased it to 16.0% on April 14, 2004. The Central Bank increased the base interest rate to 17.75% on December 15, 2004. During the first four months of 2005, the Central Bank continued to raise the base interest rate, which reached 19.5% on April 20, 2005. However, starting from November, the Central Bank has begun a process of reducing the base interest rate. On December 31, 2005, the base interest rate was 18%.

We have not utilized any derivative financial instruments, or any hedging instruments to mitigate interest rate fluctuations. We do, however, continually monitor market interest rates in order to evaluate the possible need to refinance our debt.

Inflation. Inflation affects our financial performance by increasing our costs of services rendered and operating expenses. In addition, all of our real-denominated debt is indexed to take into account the effects of inflation. Most of our real-denominated debt provides for inflation-based increases in the respective principal amounts of that debt, which increases are determined by reference to the daily government interest rate (Taxa Referencial-TR) plus an agreed margin. We cannot assure that we will be able, in future periods, to increase tariffs to offset, in full or in part, the effects of inflation.

The following table shows Brazilian inflation for the periods indicated:

	Year ended December 31,

	2003	2004	2005

Inflation – Consumer Price Index (IPC-FIPE)	8.2%	6.6%	4.5%
Inflation – General Price Index-
Market (IGP-M)	8.7%	12.4%	1.2%

________________________________
Source: Fundação Getúlio Vargas.

Currency Exchange Rates. We had total foreign currency-denominated indebtedness of R$1,576.0 million as of December 31, 2005. In the event of further significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency-denominated obligations would increase as measured in reais, particularly as our tariff and other revenue are based solely in reais. In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. For example, the 34.3% devaluation of the real in 2002 increased our financial expenses and negatively affected our overall results of operations for that year. In contrast, in 2003, the real appreciated 22.3% against the U.S. dollar, which resulted in a foreign exchange gain of R$540.6 million. The 8.8% appreciation of the real against the U.S. dollar in 2004 led to a foreign exchange gain of R$179.7 million. The 13.4% appreciation of the real against the U.S. dollar in 2005 led to a foreign exchange gain of R$312.1 million.

The following table shows the devaluation (appreciation) of the real against the U.S. dollar, the period-end exchange rates and average exchange rates for the periods indicated:

	Year ended

	December 31,

	2003	2004	2005

Devaluation (appreciation) of the real versus U.S. dollar	(22.3)%	(8.8)%	(13.4)%
Period-end exchange rate – U.S.$1.00	R$2.8892	R$2.6544	R$2.3407
Average exchange rate – U.S.$1.00(1)	R$3.0786	R$2.9259	R$2.4341

_________________________
(1)	Represents the average for period indicated.
Source:	Fundação Getúlio Vargas.

At times, we enter into forward exchange transactions and financial funding transactions in reais to mitigate foreign currency exposure.

Effects of Drought

Much of Brazil experienced a prolonged and severe drought during 2000 and 2001, although historically droughts have not impacted all of our water supply systems equally. During this period, the São Paulo Metropolitan Region, in particular, faced its worst drought in 65 years. As a result, from mid-June to mid-September in 2000, we rationed water in the south of the São Paulo Metropolitan Region, affecting approximately 3.5 million people, or approximately 20% of the total population of this region. Under this rationing, water was made available to our customers for only two out of every three days. During this period of rationing, we also reduced our total water production by approximately 8%. From April 2001 through January 2002, we rationed water in the west of the São Paulo Metropolitan Region, affecting approximately 300,000 people. Under this rationing, water was made available to these 300,000 customers for only 40 out of every 78 hours. Throughout 2003 rain levels were below average resulting in a weak replenishment of our reservoirs, particularly in the Cantareira System, the largest water supply system in the São Paulo Metropolitan Region. From October to December 2003, we rationed water on the western part of the São Paulo Metropolitan Region, served by the Alto Cotia System, affecting approximately 450,000 people, or approximately 2% of the region’s population. Under this rationing, water was available to those people for three days, followed by two days of rationing. During this period our total water production volume was reduced by 0.8% . As a result of the drought, our revenue declined as our volume of water billed decreased, and our costs increased because of required expenditures to protect and develop water sources and to preserve water quality. The impact that droughts have may vary across our different systems, which may allow us to mitigate the effects of any particular drought. The effects of the drought continued to impact our systems through 2004. In order to minimize the effects of this drought we implemented a water usage reduction bonus program. Due to this program and the return to normal rainfall levels that occurred throughout 2004 and early 2005, the conditions of our reservoirs have improved.

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

Provisions for the allowance for doubtful accounts are included in selling expenses, net of recoveries. The net charge to this allowance was R$37.6 million in 2003, R$241.6 million in 2004 and R$255.3 million in 2005.

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

In addition, we have substantial assets consisting of amounts owed by the State. These amounts consist primarily of accounts receivable for services, reimbursement for pensions paid and amounts due under our December 2001 and March 2004 agreement with the State. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”. We do not reserve against any of these amounts owed by the State due to the following factors:

  we do not expect to incur losses from these accounts receivable; and

  we entered into agreements in September 1997, December 2001 and March 2004 under which the State has committed to settle the outstanding amounts due to us described in these agreements by applying dividends declared by us to the remaining balance of the accounts receivable owed by the State or its controlled entities.

As of December 31, 2005, the amounts owed to us by the State for the provision of water and sewage services included R$182.7 million which was considered overdue as of February 29, 2004. As of December 31, 2005 the State owed us an additional R$111.5 million in accounts receivable related to the provision of water and sewage services rendered from February 2004. With respect to reimbursement for pensions paid on behalf of the State, the State owed us R$672.7 million as of December 31, 2005 (R$320.6 million of which was acknowledged by the State in an agreement with us subject to a further audit which has not yet occurred). We have not established any provisions for any amounts due to us by the State.

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

Indemnities Receivable

Indemnities receivable is a long-term asset representing amounts receivable from the Municipalities of Diadema and Mauá as indemnification for the unilateral withdrawal by those authorities of our water and sewage service concessions in 1995. As of December 31, 2005, this asset amounted to R$148.8 million.

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

With respect to Mauá, a decision has been issued by the lower court requiring Mauá to pay us the amount of R$153.2 million as compensation for the loss of profits. This decision was appealed by Mauá and is pending Appeal Court decision. For more information, see “Item 8. Financial Information—Legal Proceedings”.

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

Under the Brazilian Corporate Law Method, prior to January 1, 2002, we recorded pension expense on an accrual basis based on our contributions to the Plan. Effective January 1, 2002, in accordance with the issuance of a new accounting standard, we began accounting for our actuarial obligation under Plan G1. As permitted under this standard, we are amortizing the transition liability related to the actuarial value of our obligation at the date of adoption of the new standard over a period of five years, which is recorded in our statements of operations as an extraordinary item, net of the related tax impacts. For 2005, pension costs charged to income totaled R$65.7 million, of which R$35.1 million (net of tax effects totaling R$18.1 million) was presented as “extraordinary item net of income tax and social contribution”. The remaining R$30.6 million was charged to cost of services rendered, general and administrative expenses and selling expenses. Based on independent actuarial reports, as of December 31, 2005, our obligation under Plan G1 was R$329.8 million. See note 12 to our financial statements.

Under U.S. GAAP, we had already adopted the provisions of SFAS No. 87, “Employers’ Accounting for Pensions” prior to 2002, which requires that we recognize an actuarial liability for pension benefits under Plan G1. While the actuarial assumptions used for U.S. GAAP are the same as those used in determining the actuarial liability under the Brazilian Corporate Law Method, pension costs and obligations under U.S. GAAP and the Brazilian Corporate Law Method are not the same, mainly due to differences related to the first year of application, the amortization of the initial transition obligation, amortization periods for other actuarial gains and losses, and actuarial calculation methods, among others. See note 22 to our financial statements.

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

Consistent with the guidance in SEC Staff Accounting Bulletin Topic 5-T (“SAB No. 5-T”), under U.S. GAAP, we recognize the costs and obligations associated with Plan G0 supplemental pension benefits on a “push-down basis,” as we are the recipients of the benefits of the employee service for which the supplemental pension benefits are made. The Plan G0 benefit obligation and expenses are accounted for in accordance with SFAS No. 87. Eventual amounts received as reimbursement from the State, if any, are treated as additional paid-in-capital. As such, Plan G0 is considered unfunded for purposes of U.S. GAAP. See note 22 to our financial statements.

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

The present value of our pension obligations was based on a discount rate of 12.32% for 2003, 2004 and 2005. Our pension obligation and expense increases as the discount rate is reduced.

Our expected return on assets for Plan G1 is determined by evaluating the asset class return expectations with our advisors, as well as actual, long-term historical results of our asset returns. For 2005, we used an expected rate of return on assets assumption of 12.06%, which is expected to remain the same for 2006. The expected return on assets assumption is based on a targeted allocation of investments in accordance with the investment strategies of the plans. We believe that this targeted allocation will, on average, approximate actual long-term asset allocation.

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

Accounts Receivable from the State for Water and Sewage Service Provided. Certain of these accounts receivable have been overdue for a long period and we do not reserve against such accounts receivable as we fully expect to recover these amounts and loss is not considered probable.

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

Results of Operations

The following table sets forth, for the periods indicated, certain items in our statement of operations, each expressed as a percentage of net revenue from sales and services:

	Year ended December 31,

	2003	2004	2005

Net revenue from sales and services	100	100	100
Cost of sales and services	(50.0)	(51.2)	(48.3)

Gross profit	50.0	48.8	51.7
Selling expenses	(7.2)	(11.4)	(10.9)
Administrative expenses	(6.2)	(7.1)	(6.7)
Financial expenses, net	(8.4)	(11.5)	(9.0)

Income (loss) from operations	28.2	18.8	25.1
Non-operating expenses, net	(1.3)	(0.8)	(0.5)

Income (loss) before taxes on income	26.9	18.0	24.6
Income tax and social contribution tax	(5.9)	(5.5)	(6.4)
Extraordinary item, net of income tax and social contribution tax	(0.8)	(0.8)	(0.7)

Net income (loss)	20.2	11.7	17.5

Net Revenue from Sales and Services

Net revenue from sales and services increased by R$556.3 million, or 12.7%, to R$4,953.4 million for 2005 from R$4,397.1 million for 2004.

Net revenue from sales and services relating to water services for 2005 increased by R$315.5 million, or 12.4%, to R$2,856.5 million in 2005 from R$2,541.0 million in 2004. This increase was principally due to a 3.9% increased in volume of water distributed and invoiced in 2005;

  the continuing effect of the tariff readjustment in 2004 of 6.78% and the impact, from August 2005, of a tariff increase of 2.38%, which together had an impact of 9.32%.

  the migration of some households from lower to higher tariff categories due to their increased water usage, which accounted for an increase of 1.1% in revenues.

Net revenues from sales and services relating to sewage services increased by R$240.8 million, or 13%, to R$2,096.9 million in 2005 from R$1,856.1 million in 2004. Volumes of sewage increased by 5.0%, while tariffs increased by 9.0% .

Cost of Sales and Services

The cost of sales and services increased by R$137.0 million, or 6.1%, to R$2,390.4 million in 2005 from R$2,253.4 million in 2004. As a percentage of net revenues from sales and services, cost of sales and services decreased to 48.3% in 2005 from 51.2% in 2004.

The increase in overall costs was principally due to the following factors:

  an increased of R$48.2 million, or 6.0%, in payroll expenses and related charges, primarily due to annual salary adjustments of 7.9% that came into effect in May 2005, offset in part by a 1.6% decrease in the number of our employees. While the number of employees covered by this line item decreased to 17,448 in 2005 from 17,735 in 2004, productivity increased on a company-wide basis to 651 connections per employee in 2005 from 626 in 2004;

  an increase of R$37.1 million, or 14.2% in outside services, principally due to a R$17.0 million increased in payments for maintenance of domestic connections, a R$10.0 million increase in network maintenance, a R$3.6 million increase in payments for technical and professional fees primarily related to execution of the plan for final sludge disposal in the Tietê River clean-up program and a R$2.5 million increase in security service costs. The network, connection and system maintenance costs principally related to our “Global Sourcing” maintenance and materials project (Program for the maintenance of the water distribution and sewage collection systems in the São Paulo Metropolitan Region);

  an increase of R$24.4 million, or 6.1%, in power costs, principally as a function of a 14.1% increase in average tariffs for captive consumers and an increase of 2.2% in energy consumption due to increased water production. This increase was partially mitigated by the migration of 43% of our energy requirements to the “free market” where we can more efficiently negotiate for the supply of electricity, by the implementation of plans to improve energy efficiency, and by the ending of the additional ECE charge for emergency electricity capacity, which was gradually stepped to zero by the end of 2005;

  an increase of R$20.8 million, or 24.6% in materials, principally due to an increase of R$8.1 million in materials used in network maintenance, a R$4.4 increase in materials for domestic connection maintenance, an increase of R$2.8 million in vehicle fuel and lubricant expenses and a R$1.1 million increase in materials for network maintenance;

  an increase of R$7.3 million, or 8.0%, in treatment materials, due to the higher volume of water treated and an increase in the price of certain materials. The average increase in prices of materials for treatment was 11.6%, but more efficient operating procedures resulted in total costs not increasing to the same extent. Additionally, lower outbreaks of algae efflorescence resulted in less expenses of R$2.7 million in costs for coal to treat algae.

Gross Profit

As a result of the factors discussed above, gross profit for 2005 increased R$419.3 million, or 19.6%, to R$2,563.0 million for 2005 from R$2,143.7 million for 2004. As a percentage of net revenues from sales and services, gross profit increased to 51.7% in 2005 from 48.8% in 2004.

Selling Expenses

Selling expenses for 2005 increased R$35.4 million, or 7.0%, to R$537.9 million in 2005 from R$502.5 million in 2004. As a percentage of net revenues from sales and services, selling expenses decreased to 10.9% in 2005 from 11.4% in 2004.

The increase in selling expenses was primarily due to the following factors:

  an increase of R$15.4 million, or 23.0%, in expenses for outside services, principally an increase of R$8.7 in fees for professional and technical services in connection with the study related to the implementation of a new tariff policy discussed above, an increase in costs for meter reading and billing in the amount of R$4.9 million and a R$1.6 million increase in costs relating to other selling expenses;

  an increase of R$13.7 million, or 5.7%, in bad debt expenses, net of recoveries. Bad debts of R$79.8 million were partially offset by recoveries of R$66.1 million, resulting from improved recoveries; and

  an increase of R$4.5 million, or 3.3%, in payroll expenses and related charges due to the annual salary adjustment of 7.9% discussed above, the effect of which was mitigated in part by a reduction in the number of our employees.

These increases were offset by:

  a reduction of 1.6% in the number of employees with a commensurate increase in productivity; efficiencies adopted in order to reduce electrical costs such as the implementation of an efficiencies program and the migration of 43% of our electricity consumption to the Free Market where we are able to pay less for electricity than we were able to pay as “captive customers”; and more efficient use of water treatment materials.

Administrative Expenses

Administrative expenses for 2005 increased by R$21.9 million, or 7.0%, to R$335.5 million in 2005 from R$313.6 million in 2004. As a percentage of net revenues from sales and services, administrative expenses decreased to 6.7% in 2005 from 7.1% in 2004.

The increase in administrative expenses primarily reflected:

  an increase of R$12.4 million, or 20.4%, in provisions for judicial proceedings, resulting from new claims as to which losses are probable;

  an increase of R$3.6, or 14.2%, in tax expenses, principally for CPMF Provision Financial Transaction Tax, generated by payment of debts in 2005;

  an increase of R$3.1 million, or 17.9%, in depreciation and amortization, principally related to amortization of newly completed assets coming on line; and

  an increase of R$2.6 million, or 2.4%, in payroll expenses, the effect of which was mitigated in part by a reduction in the number of employees.

Financial Expenses, Net

Net financial expenses consist primarily of interest on our indebtedness, foreign exchange losses (or gains) in respect of our indebtedness, offset partially by interest income on cash and time deposits and inflation-based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Net financial expenses for 2005 decreased R$56.7 million, or 11.3%, to R$447.0 million in 2005 from R$503.7 million in 2004. As a percentage of net revenues form sales and services, net financial expenses decreased to 9.0% in 2005, from 11.5% in 2004. Financial expenses decreased R$79.9 million, or 12.5%.

The decrease in financial expenses was primarily due to:

  an increase of R$147.7 million mainly in foreign exchange gains, reflecting the effects of appreciation of the real against the U.S. dollar. In 2005, we recorded gains of R$312.1 million, resulting from a 13.4% appreciation of the real. In 2004, we recorded gains of R$179.7 million, resulting from a 8.8% appreciation of the real. The amount of debt denominated in dollars decreased by 32.3% to U.S.$670 million in 2005 from U.S.$990 million in 2004; and

  a decrease of R$77.1 million in interest and other charges related to foreign currency-denominated debt due to the decrease of 32.3% in the amount of our U.S.$ denominated debt and the appreciation of the real against the foreign currency in which our non-real debt is denominated.

Offset by:

  an increase of $77.6 million in interest and other charges related to our real-denominated debt due to our 6th, 7th, and 8th issues of debentures in September of 2004 and March and June of 2005, respectively. As of December 31, 2005 and 2004, the total amount of outstanding debentures was R$ 2,009.3 million and R$ 1,254.8 million respectively;

  an increase of R$38.0 million for monetary adjustments in provisions for judicial proceedings related to interest expenses, due to the increase in amounts provisioned with respect to suppliers and final consumer claims; and

  an increase of R$33.2 million for income tax on remittances abroad, due to recoveries on such amounts that were recorded in 2004 and did not recur in 2005.

Financial income decreased R$23.2 million, or 16.8%, to R$114.7 million in 2005 from R$137.9 million in 2004.

The decrease in financial income was due to:

  a decrease of R$26.3 million in income from monetary variations, to R$34.0 million in 2005 from R$60.3 million in 2004, due to indexation adjustments.

At December 31, 2005, 76.4% of our debt was denominated in reais and 23.6% was denominated in U.S. dollars.

Income (Loss) from Operations

As a result of the factors discussed above, income from operations for 2005 increased R$418.7 million, or 50.8%, to R$1,242.6 million in 2005 from R$823.9 million in 2004.

Non-Operating Income (Expenses)

Non-operating expenses for 2005 decreased R$8.5 million, or 25.1%, to R$25.4 million from R$33.9 million in 2004. Losses on disposal of obsolete assets were R$19.1 million in 2005, compared to R$34.4 million in 2004.

Income Tax and Social Contribution Tax

Income tax and social contribution tax (including deferred taxes) for 2005 increased R$74.6 million, or 30.8%, to R$316.5 million from R$241.9 million in 2004. This was primarily due to the increase in taxable income, which was R$1,217.2 in 2005, compared to R$790.0 million in 2004. This increase in profits was partially offset by tax benefits resulting from the declaration of interest on shareholders’ equity. This benefit amounted to R$118.4 million in 2005, compared to R$52.0 million in 2004, over interest on shareholders’ equity in the amounts of R$348.2 million and R$152.9 million, respectively.

Extraordinary Item

In accordance with the requirements of the CVM, under CVM Deliberation No. 371/2000, we have elected to recognize the actuarial transition liability of R$266.1 million calculated as of December 31, 2001 with respect to our defined benefits pension plan (Plan G1) on a straight-line basis against earnings over the five years ending December 31, 2006.

As permitted, the expense is recorded as an extraordinary item of R$35.1 million, net of tax effects of R$18.1 million, for both 2005 and 2004.

Net Income (Loss)

As a result of the factors discussed above, net income increased 68.8% to R$865.6 million in 2005 from R$513.0 million in 2004. The bulk of this increase derived from profits from operations, which recorded a significant growth of 66.2%, and the 11.8% appreciation of the real contributed to the balance of the increase.

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

Financial expenses decreased R$15.3 million, or 2.3% .

The decrease in financial expenses was primarily due to:

  a decrease in provisions for judicial proceedings related to interest expenses of R$99.9 million due to a reduction in the amounts provisioned with respect to pending litigation with suppliers and construction companies;

  a decrease of R$74.5 million in interest and other charges relating to real-denominated debt due to lower interest rates;

  an indexation-based decrease of R$68.6 million in real-denominated debt;

  a decrease in income tax on remittances abroad in the amount of R$61.1 million, relating to the recovery of amounts previously paid;

  a decrease of R$36.9 million in interest and other charges relating to foreign currency- denominated debt due to the appreciation of the real against the foreign currency in which our non-real debt is denominated; and

  a decrease of R$17.5 million in penalties that we had provided for with respect to payment of COFINS and PASEP, resulting from our participation in the “Paes” program, whereby such penalties were settled.

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

For 2004 and 2003, the statutory composite tax rate was 34.0% .

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

Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, borrowings from Brazilian Federal and State governmental financial institutions, and financing from multilateral organizations and from domestic and international capital markets. As of December 31, 2005, we had R$280.2 million of cash and cash equivalents. Outstanding short-term debt was R$759.0 million as of December 31, 2005, of which R$126.2 million was denominated in foreign currency. Long-term debt was R$5,905.2 million, of which R$1,449.8 million consisted of foreign currency-denominated obligations. We believe that we have sufficient sources of liquidity and capital to meet our liquidity and capital requirements for the next few years, in light of our current financial position and our expected cash generated by operating activities.

Cash Provided by Operating Activities. Cash provided by operating activities is, and we anticipate that it will continue to be, the single largest source of our liquidity and capital resources in future years and financial periods. Our cash generated by operating activities was R$1,655.3 million in 2003, R$1,436.1 million in 2004 and R$1,754.8 million in 2005.

We have overdue accounts receivable from the State and from the municipalities to which we provide water on a wholesale basis. For more information please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

Debt Financing. As of December 31, 2005, we had R$5,905.2 million in long-term debt outstanding (excluding the current portion of long-term debt), of which R$1,449.8 million consisted of foreign currency-denominated long-term debt. We had outstanding short-term debt of approximately R$759.0 million as of December 31, 2005, representing the current portion of our long-term debt.

As of December 31, 2005, approximately R$126.2 million of this short-term debt was denominated in foreign currencies. Substantially all of our foreign currency-denominated debt of R$1,576.0 million as of December 31, 2005 was denominated in U.S. dollars or in baskets of foreign currencies.

This debt consisted principally of:

  U.S.$435.5 million (R$1,019.3 million) in loans from the Inter-American Development Bank;

  U.S.$6.4 million (R$15.1 million) in loans from the World Bank; and

  U.S.$225.0 million (R$526.7 million) in aggregate principal amount of 12% Notes due 2008 sold in the international capital markets.

Our borrowings from multilateral institutions, such as the World Bank and the Inter-American Development Bank, have in the past been, and in the future are likely to be, guaranteed by the Government of the State or the Federal Government. We do not pay fees for these guarantees.

Our outstanding domestic debt was approximately R$5,088.3 million as of December 31, 2005 and consisted primarily of real-denominated loans from Federal and State-owned banks (in particular, Banco do Brasil S.A. and Caixa Econômica Federal) and debentures issued in April 2001, April 2002, September 2004 and March and June 2005.

In addition, we entered into a credit agreement on August 6, 2004 with the Japan Bank for International Cooperation (“JBIC”) for the financing of the Environmental Recovery Program for the Santos Metropolitan Region, which was guaranteed by the Federal Government for an aggregate principal amount of ¥21,320 million (R$422.8) . The first disbursements under this loan were made in January 2006 and at May 2006, the amount outstanding under this facility was R$5.4 million. In addition to the amount received under the JBIC credit agreement, we intend to invest up to R$355.0 million in this program. In addition, we are currently negotiating with BNDES and Caixa Econômica Federal for additional loans to finance portions of our capital expenditure program.

On September 17, 2004, we filed with the CVM a securities shelf program through which we will be able to offer certain debt securities, including non-convertible debentures and commercial paper up to an aggregate amount of R$1.5 billion over the following two years. As part of this program, we issued R$600.0 million in aggregate principal amount of debentures in September 2004 (our sixth issue), offered in three separate series. The debentures of the first, second and third series will mature within three, five and six years after issuance, respectively. The debentures of the first series in the amount of R$231.8 million will pay interest at the CDI rate plus 1.75% per year, and the debentures of the second in the amount of R$188.3 million and third series in the amount of R$179.9 million will pay interest at rates of IGP-M plus 11.0% per year. Under this securities shelf program we also issued R$300.0 million in aggregate principal amount of debentures in March 2005 (our seventh issue), offered in two series. The debentures of the first and second series will mature within four and five years, respectively, after issuance. The debentures of the first series, in the total amount of R$200.0 million, will pay interest at the CDI rate plus 1.5% per year, and the debentures of the second series, in the total amount of R$100.0 million, will pay interest at the rate of IGP-M plus 10.8% per year. We also issued, under this securities shelf program, R$700.0 million in aggregate principal amount of debentures in June 2005 (our eighth issue), offered in two series. The debentures of the first and second series will mature within four and six years, respectively, after issuance. The debentures of the first series, in the total amount of R$350.0 million, will pay interest at the CDI rate plus 1.5% per year, and the debentures of the second series, in the total amount of R$350.0 million, will pay interest at the rate of IGP-M plus 10.75% per year.

All of our real-denominated debt is indexed to take into account the effects of inflation. Most of our real-denominated debt provides for inflation-based increases in their respective principal amounts; the increases are determined by reference to the daily government interest rate (Taxa Referencial—TR) plus an agreed margin.

The following table sets forth information on our outstanding debt as of December 31, 2005. See note 9 to our financial statements:

	As of December 31, 2005

			Total Aggregate
			Principal	Final
Facility	Current	Long Term	Amount	Maturity	Interest Rate(1)

	(in millions of reais)
Real-denominated loans and financings:
Federal Government/Banco do Brasil	194.2	2,028.4	2,222.6	2014	UPR + 8.50%
Debentures 4th Issue	100.0	-	100.0	2006	CDI + 1.20%
Debentures 5th Issue	148.9	148.9	297.8	2007	CDI + 1.10% and
					10.65% and IGP-M
Debentures 6th Issue	-	614.4	614.4	2010	CDI + 1.75% and
					11.00% and IGP-M
Debentures 7th Issue	-	300.5	300.5	2010	CDI + 1.50% 10.80%
					and IGP-M
Debentures 8th Issue	-	696.6	696.6	2011	CDI + 1.50%
					10.75% and IGP-M
Caixa Econômica Federal(2)	42.9	459.9	502.8	2007/22	5.00% to 9.50%
Brazilian Economic and Social
Development Bank (BNDES)	28.7	182.4	211.1	2013	TJLP + 3.00% (up to
					6.00%)
Other	2.5	24.3	26.8	2008/11	12.00% and CDI and
					TJLP + 6.00%
Accrued interest and charges	115.6	-	115.6		—

	632.8	4,455.4	5,088.2

Foreign currency denominated loans and
financings:
Long-term Notes: U.S.$225,000,000	-	526.7	526.7	2008	12%
Inter-American Development
Bank (IDB): U.S.$435,451,293	101.2	918.1	1019.3	2025	Variation in the
					basket of currencies +
					3.00% to 7.70%
International Bank for Reconstruction
and Development (“World Bank”):
U.S.$6,439,388	10.1	5.0	15.1	2007	Variation in the
					basket of currencies +
					4.59%
Société Générale: €1,019,619	2.8	-	2.8	2006	3.92%
Accrued interest and charges	12.1	-	12.1

	126.2	1,449.8	1,576.0

Total Debt	759.0	5,905.2	6,664.2

___________________
(1)
UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to the Daily Government Interest Rate (Taxa Referencial—TR), which was 0.227% per month as of December 31 2005; CDI stands for Interbank Rate (Certificado de Depósitos Interbancários), which was 17.99% per annum as of December 30, 2005; IGP-M stands for ¥ndice de Preços a Mercado, which was 1.2% per annum as of December 31, 2005; TJLP stands for Long-term rate fixed by the Federal Government on a quarterly basis (Taxa de Juros a Longo Prazo), which was 9.0% per annum as of December 31, 2005.

(2)	Agreements to provide up to aggregate of approximately R$487.2 million in financing for our capital expenditure program. We have pledged amounts in certain bank accounts as collateral for these loans.

We are subject to covenants under agreements evidencing or governing our outstanding indebtedness, including but not limited to those set forth in a loan agreement with the Inter-American Development Bank, the indenture relating to the 12.0% Notes due 2008. Each of these agreements contains, among other provisions, limitations on our ability to incur debt. The indenture relating to the 12.0% Notes due 2008 is the most stringent of these debt agreements. This indenture prohibits, subject to some exceptions, the incurrence of additional debt in the event that (1) the ratio of Indebtedness to Adjusted Capitalization (as defined therein) is greater than 0.42x or (2) the Debt Service Coverage Ratio (as defined in the indentures) is less than 2.50x. These ratios are calculated using financial statements prepared under the constant currency method (which is an accounting methodology that differs from the Brazilian Corporate Law Method and that incorporates inflation accounting no longer commonly used in Brazil). We do not believe that these covenants will impose constraints on our ability to finance our capital expenditure program or, more generally, to develop our business and enhance our financial performance. As of December 31, 2005, our ratio of Indebtedness to Adjusted Capitalization was 0.25x and our Debt Service Coverage Ratio was 3.14x, in each case as calculated in accordance with the above-mentioned indenture.

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

Debt-Service and Other Contractual Obligations. Our debt service obligations and other contractual obligations as of December 31, 2005 were as follows:

					2010 and
	2006	2007	2008	2009	thereafter	Total

	(in millions of reais)
Outstanding long-term debt due	759.0	781.5	914.3	1,156.6	3,052.8	6,664.2
Operational lease	10.1	2.7	0.5	0.02	-	13.3
Pension benefits - SABESPREV(1)	-	-	-	-	-	276.6
Take-or-pay contracts	192.3	168.0	155.9	159.6	468.2	1,144.0

Total	961.4	952.2	1,070.7	1,316.2	3,521.0	8,098.1

(1)	Based on actuarial estimates. Amounts payable in any specific year depend on unknown factors including life expectancy.

We believe that we can service the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders. Our borrowings are not affected by seasonality. For information concerning the current interest rates borne by our outstanding indebtedness, see note 9 to our financial statements.

Capital Expenditures. Our cash disbursements for purchases of property, plant and equipment under our capital expenditure program totaled approximately R$660.4 million in 2005 and R$670.3 million in 2004. Our capital expenditure program will require total expenditures of approximately R$4.8 billion in the period from 2006 through 2010, including approximately R$960.0 million in 2006 and R$960.0 million in 2007.

Pension Plan Payments and Employee Benefits. We have been making State-mandated special retirement and pension payments to certain former employees who were employed by our predecessor entities prior to May 1974.

These special payments totaled R$96.4 million in 2005, R$85.3 million in 2004 and R$87.1 million in 2003. The State is required to reimburse us for such amounts, but has not been paying us on a timely basis. The State’s obligation to us for these amounts is recorded under receivables from shareholder on the balance sheet and totaled R$672.7 million as of December 31, 2005. As of December 31, 2004 and 2003 these receivables had reached R$576.3 million and R$491.0 million respectively, and they were reclassified to non-current assets in our financial statements. The special payments to former employees made by us are not reflected in our statement of operations, but nonetheless represent a significant component of our liquidity requirements. Although we have had discussions with the State regarding more timely reimbursement for the special payments to former employees, we cannot assure you as to when or whether such payments will be made by the State. We may continue to be held responsible for these special payments to former employees, irrespective of whether the State reimburses us or not.

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

Tax Financing Agreements. We did not make payments in respect of certain Brazilian federal income tax and social contribution liabilities during the period from 1991 to mid-1996 mainly because we were contesting certain assessments by the federal tax authorities and, in the case of 1993 and 1994, because we did not have sufficient funds to meet all of our then existing liquidity and capital resources requirements. Under the Programa de Recuperacão Fiscal—REFIS tax recovery program, we entered into an agreement with the Brazilian tax authorities regarding these tax obligations and have agreed to make payments on them in monthly installments ending in 2005. We were also required to pay interest on the unpaid balance of this tax liability. However, in July 2003, we included the amounts due under the REFIS program in another program called PAES, which is an alternative payment plan for taxes owed. In accordance with this settlement agreement, we are paying amounts due, of approximately R$317.0 million, in 120 monthly installments, from July 2003. See note 11 to our financial statements. Payments in respect of this aggregate tax liability continue to constitute a liquidity and capital resource requirement that must be satisfied.

Dividend Distributions. We are required by our by-laws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to not less than 25% of the amounts available for distribution. The aggregate amount of distributions we made for 2005, 2004 and 2003 were R$348.2 million, R$152.9 million and R$504.1 million, respectively.

On April 28, 2005, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$38.2 million, to be paid within 60 days after our 2006 shareholders’ meeting to shareholders of record as of May 9, 2005. On June 23, 2005, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$66.8 million, to be paid within 60 days after our 2006 shareholders’ meeting to shareholders of record as of July 6, 2005. On October 20, 2005, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$ 85.2 million, to be paid within 60 days after our 2006 shareholders’ meeting to shareholders of record as of November 3, 2005. On December 15, 2005, our Board of Directors approved the payment of dividends in the form of interest on shareholders’ equity in the amount of R$158.1 million, to be paid within 60 days of our 2006 shareholders' meeting to shareholders of record as of December 28, 2005.

On April 20, 2006, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$129.6 million, to be paid within 60 days after our 2007 shareholders meeting to shareholders of record as of May 3 2006. We are currently unable to determine the amount, if any, of the portion of these declared dividends that the State will apply to the curent and future accounts receivable owed to us by the State or its controlled entities.

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

For tax purposes, payments of interest in shareholders’ equity are recognized when the payments are declared, not when they are paid, within 60 days of the following annual shareholders’ meeting. In April, May and November 2003 and January 2004, we declared interest on shareholders’ equity to be paid after our 2004 annual shareholders’ meeting. In February and December 2004 and January 2005, we declared interest on shareholders’ equity to be paid within 60 days after our 2005 annual shareholders’ meeting. In April, June, October and December of 2005, we declared interest on shareholders’ equity to be paid within 60 days after our 2006 annual shareholders’ meeting. In April 2006, we declared interest on shareholders’ equity in the amount of R$129.6 million, to be paid within 60 days after our 2007 annual shareholders’ meeting.

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

Off-Balance Sheet Obligations

We had no off-balance sheet obligations as of December 31, 2005, 2004 and 2003.

U.S. GAAP Reconciliation

Our net income (loss) in accordance with the Brazilian Corporate Law Method was R$833.3 million in 2003, R$513.0 million in 2004 and R$865.6 in 2005. Under U.S. GAAP, we would have reported net income (loss) of R$642.6 million in 2003, R$417.5 million in 2004 and R$791.2 in 2005.

Our shareholders’ equity in accordance with the Brazilian Corporate Law Method totaled R$7,576.9 million at December 31, 2003, R$7,951.6 million at December 31, 2004 and R$8,482.5 million at December 31, 2005. Under U.S. GAAP, we would have reported shareholders’ equity of R$6,085.6 million at December 31, 2003, R$6,364.8 million at December 31, 2004 and R$6,821.4 million at December 2005.

The principal differences between the Brazilian Corporate Law Method and U.S. GAAP that affect our net income (loss) in 2003, 2004 and 2005, as well as shareholders’ equity at December 31, 2003, 2004 and 2005, relate to the treatment of the following items:

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

  pension plan (Plan G1) expenses which, through December 31, 2001, were recognized on an accrual basis only to the extent of required contributions for the relevant year or financial period under the Brazilian Corporate Law Method, but which would be required to be fully recorded on an actuarial basis under U.S. GAAP. Since January 1, 2002 under the Brazilian Corporate Law Method, recognition on an actuarial basis is required. There are some differences as compared with U.S. GAAP, basically regarding the calculation method, amortization period and recognition rules, resulting in different pension cost obligation; and

  additional accounting items, including, among others, capitalized interest, expensing of deferred charges, deferral of certain debt issue costs, and related deferred taxes.

See note 22 to our audited financial statements for a description of these differences as they relate to us and a reconciliation of net income (loss) and total shareholders’ equity from the Brazilian Corporate Law Method to U.S. GAAP.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management

Under our by-laws and the Brazilian Corporate Law, we are managed by our Board of Directors, which currently consists of ten directors, and a Diretoria, or Executive Committee, which currently consists of six executive officers.

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

Board of Directors

Our by-laws provide for a minimum of five and a maximum of 11 directors. The members of our Board of Directors are elected at a general meeting of shareholders to serve renewable one-year terms. Each member of our Board of Directors must be one of our shareholders, under the Brazilian Corporate Law, and a resident of Brazil, under our by-laws. Pursuant to our by-laws, our employees have the option to elect one member of our Board of Directors, who must be an employee with more than two years of service to us. Currently, our employees have not elected a director. In addition, pursuant to the Brazilian Corporate Law, at least one member of the Board of Directors of mixed capital companies, such as us, must be appointed by the minority shareholders. Finally, according to the Novo Mercado rules, at least 20% of the Board must be comprised of independent members.

The current members of our Board of Directors were elected in the annual shareholders’ meeting held on April 27, 2006, except for Mr. Pallin, who was elected during an extraordinary shareholders meeting held on June 19, 2006. The tenure of the directors will end upon the election of the new members at the annual shareholders’ meeting to be held on April, 2007. Currently, we have four directors considered independent under the Novo Mercado rules.

Our Board of Directors ordinarily meets once a month or when called by a majority of the directors or the Chairman. Its responsibilities include the establishment of policy and general orientation of our business and the appointment and supervision of our executive officers.

The following are the current members of our Board of Directors and their respective positions:

Director	Position

Mauro Guilherme Jardim Arce	Chairman
Fernando Carvalho Braga	Vice-Chairman
Alexander Bialer	Independent Director*
Fernando Maida Dall’Acqua	Independent Director*
Gustavo de Sá e Silva	Independent Director*
Ademar Pereira	Director
Fernando Vasco Leça do Nascimento	Director
Mario Engler Pinto Junior	Director
Monica Herman Salem Caggiano	Director
Farrer Jonathan Paul Lascelles Pallin	Independent Director*

______________
* These Directors comply with the independence requirements established by the Novo Mercado rules of BOVESPA.

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

Audit Committee

Our by-laws provides for an Audit Committee to be comprised of three Board members, who shall cumulatively comply with the requirements of (i) independence, (ii) technical expertise, and (iii) availability. The members may be appointed simultaneously as their appointment to the Board of Directors, or by later resolution of the Board of Directors. The members are responsible for all matters concerning accounting, internal accounting and audit.

The minimum participation required from each member of the Audit Committee is thirty hours per month. The members shall exercise their roles for the same period as the corresponding term of office of the respective Board member, or until otherwise resolved by the Shareholders' General Meeting or by resolution of the Board of Directors.

At a board meeting held on June 26, 2006, the following members of the Board of Directors were elected to serve on our Audit Committee:

Director	Position

Farrer Jonathan Paul Lascelles Pallin	Coordinator and Financial Expert
Fernando Maida Dall'Acqua	Member
Mario Engler Pinto Junior	Member

The following are the current members of our Executive Committee and their respective positions:

Executive Officer	Position

Dalmo do Valle Nogueira Filho	Chief Executive Officer
Reinaldo José Rodriguez de Campos	Corporate Management Officer
Rui de Britto Álvares Affonso	Chief Financial Officer and Investor
Relations Officer
Paulo Massato Yoshimoto	Metropolitan Officer
Enéas Oliveira de Siqueira	Regional Systems Officer
José Everaldo Vanzo	Planning and Technology Officer

Biographical Information

The following is basic biographical information, including age, of each of the members of our Board of Directors and our Executive Committee.

Mauro Guilherme Jardim Arce (65) - Mr. Arce has been the Chairman of the Board of Directors since January 2002. Mr. Arce has been Secretary of the Water Secretariat since January 2002 and, since February 1999, Secretary of the Energy, Water Resources and Sanitation Secretariat. These two Secretariats were combined in March 2003 and Mr. Arce became the Secretary of the Energy, Water Resources and Sanitation Secretariat, position that he holds until this date. Mr. Arce was Chief Executive Officer of Sabesp from November 2002 to May 2003. He holds a degree in electric engineering from the Universidade Mackenzie and also studied electric systems engineering at Pontifícia Universidade Católica do Rio de Janeiro. He has a master degree in power engineering from the Rensselaer Polytechnic Institute in Troy, New York. From January 1995 to February 1998, Mr. Arce was Director of Generation and Transmission of Energy at Companhia Energética de São Paulo—CESP. He was Adjunct Secretary of Energy Secretariat of the State of São Paulo from February 1998 to January 1999. Mr. Arce's business address is Rua Bela Cintra, 847, 10º andar, São Paulo, SP, Brasil.

Fernando Carvalho Braga (54) - Mr. Braga has been a member of the Board of Directors since July 2001 and Vice-Chairman of the Board since April 2003. He holds a degree in economics from Mackenzie University in São Paulo. Currently, Mr. Braga is the Secretary of Economy and Planning of the State of São Paulo. Mr. Braga was a Special Advisor to the Governor of the State of São Paulo from January 2003 to March 2006. He was a special advisor for privatization to the Planning and Finance Secretariat of the State of São Paulo from 1995 to 2002. Mr. Braga is also a member of the board of directors of Banco Nossa Caixa S.A., Companhia Energética de São Paulo - CESP, Empresa Paulista de Planejamento Metropolitano – EMPLASA, Companhia Paulista de Parcerias – CPP and of the Conselho de Defesa de Capitais – CODEC. He is also a member of the fiscal council of Drogasil S.A. Mr. Braga was the Executive Secretary of the State Privatization Program in the State of São Paulo from June 1996 to March 2006. Mr. Braga's business address is Avenida Morumbi, 4500, São Paulo, SP, Brasil

Fernando Maida Dall'Acqua (57) - Mr. Dall'Acqua has been a member of the Board of Directors since September 1997. He holds a degree in agronomy from Escola Superior de Agricultura Luis de Queiróz da Universidade de São Paulo, a Ph.D. in economics from Wisconsin University and a master's degree in business administration/economics from Escola de Administração de Empresas de São Paulo—Fundação Getúlio Vargas. Mr. Dall'Acqua is also a member of the Board of Directors of Companhia Energética de São Paulo—CESP, Companhia de Transmissão de Energia Elétrica Paulista—CTEEP, Empresa Metropolitana de Águas e Energia S.A.–EMAE, Desenvolvimento Rodoviário S.A. - DERSA and Companhia Paulista de Obras e Serviços - CPOS. Mr. Dall'Acqua has been a professor at Escola de Administração de Empresas de São Paulo—Fundação Getúlio Vargas since 1992. He was the Secretary of the Secretaria da Fazenda do Governo do Estado de São Paulo from 2001 to 2002. Mr. Dall’Acqua renders consultancy services to private companies, such as: Grupo Pão de Açúcar, Natura, Método Engenharia, Banco Bilbao Viscaya, Petroquímica Ipiranga, Estater Consultoria. Mr. Dall'Acqua has also done consulting work to the Inter-American Development Bank - IDB, in relation to tax and foreign loan adjustments, and to the Federal Ministry of Planning in connection with port matters. Mr. Dall'Acqua's business address is Avenida 9 de Julho, 2029, 11º andar , São Paulo, SP, Brasil.

Gustavo de Sá e Silva (81) - Mr. Sá e Silva has been a member of the Board of Directors since April 2001. Mr. Sá e Silva holds a degree in economics and business administration from the Faculdade de Ciências Econômicas de São Paulo da Fundação Silvio Álvares Penteado. He has been named a professional manager by the Conselho Regional de Administração de São Paulo and holds a master’s degree in business administration from Michigan State University. Mr. Sá e Silva is a member of the board of directors of Companhia Energética de São Paulo - CESP and EMAE - Empresa Metropolitana de Água e Energia S.A., a member of the Consultant Board of Fundação Antonio e Helena Zerrener and of the Board of Associação ALUMNI. Mr. Sá e Silva is an Emeritus Professor of and from 1954 to 1994 was a professor of the Marketing Department of the Business Administration School of Fundação Getúlio Vargas and a director of that school for four terms. He is currently an Advisor to the Getúlio Vargas Foundation's President. Mr. Sá e Silva's business address is Rua Rocha, 233, 8º andar , São Paulo, SP, Brasil

Alexander Bialer (59) - Mr. Bialer has been a member of the Board of Directors since April 2003. He holds a degree in mechanical engineering from Instituto Tecnológico da Aeronáutica – ITA and a specialization in systems administration from Fundação Getúlio Vargas. Mr. Bialer is currently a consultant at Nucleon Engenharia. He is also the Chairman of the Board of Directors of GE Hydro Inepar, a member of the Advisory Board of GE Brasil Previdência, a member of the Consultant Board of Synergy Group, GE CELMA and TRAFO, a member of the Board of Directors of AVIANCA, and member of the Superior Board of Strategy of Associação Brasileira de Deselvolvimento da Infraestrutura - ABDIB. He worked at GE Brasil from 1980 to 2002 in several positions. He worked at Avon from 1971 to 1973, at Máquinas Piratininga in 1974 and at ASEA from 1975 to 1980. Mr. Bialer's business address is Rua Monte Alegre, 649, Apt. 101, São Paulo, SP, Brasil

Mário Engler Pinto Junior (50) – Mr. Engler has been a member of the Board of Directors since March 2006. He holds a law degree from the Faculdade de Direito da Universidade de São Paulo, where he is currently a Commercial Law Ph.D. student. Mr. Engler has been a Public Attorney for the State of São Paulo Public Attorney's Office since 1984, having been the Adjunct General Public Attorney from 2000 to 2003. As an Attorney of the State of São Paulo, Mr. Engler rendered legal advice to the State Privatization Program (Programa Estadual de Desestatização – PED) and to the Public-Private Partnership Program of the State of São Paulo (Programa Estadual de Parcerias Público-Privadas). Mr. Engler has been a member of the Board of Directors of the Conselho de Defesa dos Capitais do Estado – CODEC (an institution responsible for the control and supervision of state-owned companies) since 2002 and he renders advice to the Secretariat of Treasury in relation to corporate finances. Mr. Engler is also a member of the Board of Directors of Companhia Paulista de Parcerias – CPP and of Companhia do Metropolitano de São Paulo – METRO. His business address is Avenida Rangel Pestana, 300, 6º andar, São Paulo, SP, Brasil.

Fernando Vasco Leça do Nascimento (55) - Mr. Leça has been a member of the Board of Directors since March 2006. He holds a law degree from the Faculdade de Direito de São Bernardo do Campo, with a post-graduate degree from the Pontífica Universidade Católica de São Paulo. He is currently the chairman of the Fundação Memorial da América Latina. From 2003 to 2005, he was private secretary to Dr. Geraldo Alckmin, the São Paulo State Governor. In 2002 Mr. Leça was the State Secretary for Employment and Labor Relations. Mr. Leça was also Head of SEBRAE/SP from 1999 to 2002, Vice President of Banco Nossa Caixa S.A. from 1995 to 1998, Deputy Minister of Treasury in São Paulo from 1993 to 1995. Mr. Leça is also a member of the Board of Directors of the Empresa Metropolitana de Águas e Energia S.A. - EMAE. Mr. Leça's commercial address is Av. Auro Soares de Moura Andrade, 664 - Barra Funda - São Paulo, SP, Brasil.

Ademar Pereira (59) - Mr. Pereira has been a member of the Board of Directors since April 2006. He has a Masters degree in Political and Economic Law from the Universidade Presbiteriana Mackenzie and a Ph.D. in Law from the Universidade de Salamanca (in Spain). He was a Director of the Faculdade de Direito da Universidade Presbiteriana Mackenzie, where he is currently the Head Professor of Commercial Law and Academic Dean. Mr. Pereira is a retired Judge at the State of Mato Grosso do Sul. Mr. Pereira’s commercial address is Rua da Consolação, 896, 8º andar, São Paulo – SP, Brasil

Mônica Herman Salem Caggiano (58) - Ms. Caggiano has been a member of the Board of Directors since April 2006. She has a Masters degree and a Ph.D. from, and is a Senior Assistant Professor at the Faculdade de Direito da Universidade de São Paulo. Ms. Caggiano is an Associate Professor of Constitutional Law at the Public Law Department of the Faculdade de Direito da Universidade de São Paulo, being responsible for the post-graduation course and Head Professor of Constitutional Law of the Universidade Presbiteriana Mackenzie, teaching at the PostGraduation Programme of Political and Economic Law. Co-ordinator of the Specialisation Course in Entrepreneurial Law of the Universidade Presbiteriana McKenzie, Member of the Departmental Board of the State Law Department of the Faculdade de Direito da Universidade de São Paulo. Member of the Instituto Pimenta Bueno - Associação Internacional dos Constitucionalistas. Cultural Director of CEPES - Centro de Estudos Políticos e Sociais. Public Attorney of the Municipality of São Paulo, from 1972 to 1996. General Public Attorney for the Municipality of São Paulo, from 1994 to 1996, Secretary of Legal Affairs of the Municipality of São Paulo, from 1995 to 1996. Member of the Municipal Committee for Accidents with Municipal Vehicles - COMUV. Chief Executive Office of the Deputy Governor of the State of São Paulo, from January 2003 to March 2006. Special Assistant to the Governor of the State of São Paulo, since April 2006. Ms. Caggiano's commercial address is Av. Morumbi, 4500 – 1º andar - sala 166, São Paulo, SP, Brasil.

Farrer Jonathan Paul Lascelles Pallin (61) - Mr. Pallin has been a member of the Board of Directors since June 2006. He is a chartered accountant in England & Wales, a Brazilian registered accountant and holds an MBA from the Cranfield Institute of Technology in England. In 2004 he retired from PricewaterhouseCoopers ("PwC") where he had been a partner since 1977. At PwC he worked in the audit and management consulting departments, he was the partner responsible for corporate finance management consulting and was also a member of the management team. From 1999 onwards, he was the partner responsible for operations ("COO") in South America with responsibilities that included finance, infra-structure, technology and risk management. Throughout his career he has been deeply involved in advising multi-national and national clients, in both private and public sectors, on M&A and corporate restructuring, including various privatization programs. Currently, he is the chairman of the Fiscal

Council of Arcelor Brasil S.A. having chaired the Fiscal Council of Companhia Siderúrgica de Tubarão in 2005 and 2006. From 1991 to 2005 he was a director of the Hospital Samaritano, where he was the chairman from 1995 to 1999 and between 1992 and 1994 he was chairman of the British Chamber of Commerce and Industry in Brazil and the Council of European Chambers of Commerce. Mr. Pallin's commercial address is Rua Dona Mara 154, Vila de São Fernando Cotia, SP, Brasil.

Dalmo do Valle Nogueira Filho (62). Mr. Nogueira Filho has been Chief Executive Officer since May 2003. He was the Secretary of the Strategic Management Secretariat of the State of São Paulo from January 2002 to December 2002. Mr. Nogueira Filho was a member of the Board of Directors of Sabesp from April 1999 to January 2002. He holds a law degree from Universidade de São Paulo and he has been a professor at Escola de Administração de Empresas de São Paulo since 1972. Mr. Nogueira Filho has also been a member of the board of directors of various companies controlled by the State of São Paulo. He was the Adjunct Secretary of the Strategic Management Secretariat of the State of São Paulo from January 1995 to January 2002. Mr. Nogueira Filho's business address is Costa Carvalho, 300, São Paulo, SP, Brazil.

Reinaldo José Rodriguez de Campos (61). Mr. Campos has been Corporate Management Officer since November 2002. He holds a degree in electric engineering from the Universidade Mackenzie in São Paulo. Mr. Campos worked at Companhia Energética de São Paulo––CESP in two periods: from 2001 to 2002 as Director of Administration and from 1975 to 1999 in several positions, including as Director of Generation and Transmission of Energy. He was a Technical Director at Companhia de Transmissão de Energia Elétrica Paulista––CTEEP in 1999 and worked as a consultant at Administradora de Serviços do Mercado Atacadista de Energia Elétrica––ASMAE from 1999 to 2001. Mr. Campos was a member of the board of directors of Operadora Nacional do Sistema Elétrico––ONS from 1998 to 1999. He held several positions at Companhia Paulista de Força e Luz––CPFL from 1968 to 1975. Mr. Campos' business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

José Everaldo Vanzo (61). Mr. Vanzo has been Technology and Planning Officer since February 2004. Mr. Vanzo holds a degree in civil engineering from Escola de Engenharia de São Carlos-USP, and he has a specialization in Public Health Engineering from Faculdade de Saúde Pública–USP. He also holds a degree in law from Faculdade de Direito de Franca and has a MBA from Universidade de São Paulo/Faculdade de Economia e Administração. He has been working for Sabesp since 1977 in several other positions. Mr. Vanzo's business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

Paulo Massato Yoshimoto (53). Mr. Massato has been Metropolitan Distribution Officer since February 2004. He holds a degree in civil engineering from Escola de Engenharia de Lins. Mr. Yoshimoto has been working at Sabesp since 1983, and has held the following positions: Executive Assistance to the Operations' Office and Head to the water production, maintenance, technical and management of losses, and metropolitan planning and development departments. Mr. Yoshimoto has also held different positions at the Empresa Metropolitana de Planejamento - EMPLASA, from 1975 to 1982. Mr. Yoshimoto business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

Rui de Britto Álvares Affonso (48). Mr. Affonso has been Chief Financial Officer and Investor Relations Officer since July 2003. Mr. Affonso holds a degree in economics from the Universidade de São Paulo - USP, a masters and a doctoral degree in economics from Universidade Estadual de Campinas - UNICAMP. He has been a professor at Instituto de Economia da Universidade Estadual de Campinas - UNICAMP since 1986, a professor at Faculdade de Economia e Administração - USP from 1983 to 1999, and a Director of Public Economy at FUNDAP from 1994 to 2003. He also represents Brazil on the Board of the Forum of Federations (a non-governmental entity based in Canada) since 2000. Mr. Affonso has also held several positions at State Government. Mr. Affonso's business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

Enéas Oliveira Siqueira (58). Mr. Siqueira has been a Regional Systems Officer since February 2004. He holds a degree in civil engineering from Universidade de Taubaté and a post-graduation degree in City Management from FAAP - Fundação Álvares Penteado. He has been working for Sabesp since 1974. Mr. Siqueira has always worked in the sanitation area. His career began in 1974 as officer of the Serviço Autonomo de Agua e Esgoto - SAAE, of the municipality of Caçapava, in the State of São Paulo. At Sabesp he has held several officer's positions in the areas of operation of systems and management of enterprises. Before becoming the Officer for Regional Systems, Mr. Siquiera was a representative of Sabesp at the Special Committee of the Paraiba do Sul River since its foundation in

1994 and at the Committee for Integration of the Paraiba do Sul River - CEIPAV since 1997. Mr. Siqueira's business address is Rua Costa Carvalho, 300, São Paulo, SP, Brazil.

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

The current members and alternate members of our Conselho Fiscal were elected in the annual shareholders’ meeting held on April 27, 2006. The tenure of the members and alternate members of our Conselho Fiscal will end upon the election of the new members and alternate members at the annual shareholders’ meeting to be held in April 2007.

The following are the current members and alternate members of our Conselho Fiscal:

Conselho Fiscal Members	Alternates

Francisco Martins Altenfelder Silva	Vanildo Rolando Neubauer
Jorge Michel Lepeltier	Alexandre Luiz Oliveira de Toledo
Dilma Seli Pena Pereira	Angelo Albeto Fornasaro Melli
Maria de Fátima Alves Ferreira	Tomás Bruginski de Paula
João Carlos Araujo dos Santos	Artur Quartim Barbosa Araujo

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

For the year ended December 31, 2005, the aggregate compensation, including benefits in kind granted, that we paid to members of our Board of Directors and to our executive officers for services in all capacities was approximately R$2.1 million. In addition, in 2005, the executive officers accrued pension benefits of approximately R$0.3 million, and we have set aside R$0.3 million with respect to such pension benefits. The members of our Board of Directors did not receive any such benefits.

None of our directors and executive officers is party to an employment contract providing for benefits upon termination of employment, except for those officers who are also our employees, in which case they are granted all benefits regularly applicable. We do not have stock-option plans for our directors and executive officers.

Employees

At December 31, 2005, we had 17,448 full-time employees. During 2005, we had an average of 474 trainees.

The following table sets forth the number of our full-time employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,

	2003	2004	2005

Total number of employees	18,546	17,735	17,448
Number by category of activity:
Projects and operations	11,287	11,474	11,450
Administration	3,850	2,997	2,812
Finance	894	621	614
Marketing	2,515	2,643	2,572
Number of employees by corporate division:
Head office	1,351	1,257	2,029
São Paulo Metropolitan Region	9,642	9,055	8,046
Regional Systems	7,553	7,423	7,373

The average tenure of our employees is approximately 14 years. We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security. We believe that our relations with our employees are generally satisfactory.

Approximately 70% of all our employees are members of unions. The four main unions that represent our employees are the Sindicato dos Trabalhadores em Água, Esgoto e Meio Ambiente de São Paulo—SINTAEMA, Sindicato dos Trabalhadores da Região Urbana de Santos, São Vicente, Baixada Santista, Litoral Sul e Vale Ribeira—SINTIUS, the Sindicato dos Engenheiros do Estado de São Paulo—SEESP and the Sindicato dos Advogados de São Paulo—SASP. Every year we negotiate collective bargaining agreements, which establish the level of compensation and other benefits of our employees.

Our most recent collective bargaining agreements, which became effective on May 1, 2006 and will expire on April 30, 2007, do not contemplate total job protection for our employees. However, we have a formal understanding with the unions that represent our employees that we would not dismiss more than 2.0% of our current employees before April 30, 2007.

We have experienced the following strikes in the last five years, none of which interrupted essential services: a two-day strike in December 1999, a five-day strike in January 2000, a two-day strike in June 2000, a one-day strike in September 2001, a one-day strike in November 2001, a two-day strike in June 2002, a two-day strike in May 2003, a two-day strike in May 2004, a three-day strike in June 2005 and a one-day strike in May 2006. Under Brazilian law, our non-administrative employees are considered “essential employees” and therefore are limited in their right to strike.

Profit Sharing and Pension Plans

We have established a defined-benefit pension and benefits fund (Fundação Sabesp de Seguridade Social, or SABESPREV) to provide our employees with retirement and pension benefits. This pension plan provides defined benefit payments to former employees and their families. Both we and our employees make contributions to the pension plan. Our contributions include the responsibility assumed relating to service prior to the constitution of SABESPREV, which is payable up to February 2011. We made contributions to the pension plan totaling R$11.6 million in 2003 and R$10.3 million in 2004 and R$11.3 million in 2005. See note 12 to our financial statements. Based on independent actuarial reports, as of December 31, 2005, our obligation under this plan was R$329.8 million.

On May 29, 2001, a Federal law was enacted which, among other things, limits the amount mixed capital companies, like us, may contribute to their pension plans. Specifically, the ordinary contributions we make to our pension plans may not exceed the contributions made by the beneficiaries of these plans.

In August 1996, we established a profit-sharing plan for all employees who have been employed for at least six months. In 1999, we did not pay any profit-sharing amounts to our employees due to State Decree No. 43,794, which prohibited any profit-sharing amounts to be paid in 1999 to employees of state-controlled companies, including us. On April 14, 2000, the State issued Decree No. 44,836 which allows for the payment of profit-sharing amounts on an exceptional basis provided that specific authorizations are obtained by us from the Wages Policy Commission (Comissão de Política Salarial). We have obtained such authorization every year since 2000 and therefore paid profit-sharing amounts to our employees during this period. On October 2, 2000, we entered into a collective bargaining agreement with the unions that represent our employees, which established a new profit-sharing plan for all employees who have been employed for at least three months. Under the profit-sharing plan, we, after negotiations with the employee labor unions, set annual company-wide and business unit-specific operational and financial targets. Payments can be in an aggregate amount of up to the equivalent of our total payroll for one month and are made to the extent of achievement of such targets. In the past, one-quarter of the profit-sharing payments was made to the extent that company-wide targets were satisfied, while the other three-quarters were made to the extent the business unit-specific targets were reached. The profit-sharing payments were reduced, on a pro rata basis, if the targets were not fully satisfied and payments were made semi-annually. We recorded profit-sharing expenses of R$40.0 million in respect of 2003, R$40.3 million in respect of 2004 and R$44.3 million in respect of 2005. We believe that the profit-sharing plan has, in the past, contributed to increased employee productivity. We do not have a stock-option plan for our employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholder

Our outstanding share capital as of December 31, 2005 consisted of 28,479,577,827 common shares, without par value. Under our by-laws and the laws of the state of São Paulo, the State is required to own at least one-half plus one of our outstanding common shares. All of our shareholders, including the State, have the same voting rights.

The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of December 31, 2005.

	Common shares

	Shares	%

State of São Paulo	14,313,511,871	50.3
Directors and executive officers of Sabesp(1)	200,016	0.0
Others(2)	14,165,865,940	49.7

Total(3)	28,479,577,827	100.0

____________________
(1)	Our directors and executive officers collectively own less than 0.1% of our outstanding common shares.
(2)
As of December 31, 2005, Alliance Capital Management L.P (“Alliance Capital”) beneficially owned 6.0% of our common shares through funds and investment companies controlled by it. However, according to an announcement made by Alliance Capital dated March 28, 2006, Alliance Capital beneficially owned 0.04% of our common shares as of March 28, 2006.

(3)	As of December 31, 2005, our outstanding common shares were held by 2,325 registered shareholders.

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

Provision of Services

We provide water and sewage services to the Federal Government, the State and municipal governments and government entities in the ordinary course of our business. Sales of water and sewage services to the State, including State entities, totaled approximately R$296.1 million during the year ended December 31, 2005. Our accounts receivable from the State totaled R$294.2 million as of December 31, 2005. In addition, as required by law, we invest our cash and cash equivalents with government financial institutions in short-term securities.

Payment of Pensions

Pursuant to a law enacted by the State, certain former employees of some State -owned companies which merged to form our company, who provided service to us between our inception and 1974, when such law was prospectively repealed, acquired a legal right to receive supplemental pension benefit payments (which rights are referred to as “Plan G0”). These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor. During 2005, we made payments to former employees of R$96.4 million in respect of

Plan G0. The State did not make any reimbursements in this period. See note 6 to our financial statements. The amount owed to us by the State for reimbursement of these costs was R$672.7 million as of December 31, 2005. The State, however, has not agreed with this amount. We have undertaken to conduct a joint inquiry with the State with respect to the methodology employed in determining such reimbursement amounts to ensure we reach a mutual agreement.

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

The December 2001 agreement also provided that the legal advisors of the State would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to us by the State. Our management does not expect these analyses to differ significantly from the amounts we have recorded in respect of these amounts. The commencement of payments with respect to pension amounts owed to us by the State has been postponed until these analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs described above are formalized. In addition, the transfer of these reservoirs is currently being disputed and we are not certain whether such transfer will be legally allowed, as discussed above. Under the December 2001 agreement, the original first payment was to be made in July 2002. Based on Official Notice No. 53/2005 of the State Capital Defense Council (CODEC), dated March 21, 2005, negotiations are still ongoing between the Company and the State with a view to restatement of the debt for supplemental retirement and pension benefits, under the terms defined in the December 2001 agreement, including amounts due after November 2001. These negotiations are expected to be consolidated in a second amendment to the December 2001 agreement. The Company retained FIPECAFI to validate the actual values to be reimbursed by the State, provided by the Office of the State Attorney General. See note 6 to our financial statements.

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

On February 26, 2004, December 16, 2004 and January 13, 2005, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$39.3 million, R$85.4 million and R$28.2 million, respectively. These dividends were paid on June 28, 2005.

On April 28, 2005, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$38.2 million, to be paid within 60 days after our 2006 annual shareholders’ meeting. On June 23, 2005, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$66.8 million, to be paid within 60 days after our 2006 shareholders’ meeting to shareholders of record as of July 6, 2005. On October 20, 2005, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$ 85.2 million, to be paid within 60 days after our 2006 shareholders’ meeting to shareholders of record as of November 3, 2005. On December 15, 2005, our Board of Directors approved the payment of dividends in the form of interest on shareholders’ equity in the amount of R$158.1 million, to be paid within 60 days of our 2006 shareholders' meeting to shareholders of record as of December 28, 2005. On April 20, 2006, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$129.6 million, to be paid within 60 days after our 2007 shareholders meeting to shareholders of record as of May 3 2006.

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

Accordingly, we and the State agreed to set-off each other’s credit up to the limit of R$404.9 million (value adjusted up to February 2004). The remaining amount of R$176.9 million as of February 29, 2004 of the State’s consolidated debt will be paid in monthly consecutive installments from May 2005 until April 2009. These installments will be indexed according to the IPCA, plus an interest rate of 0.5% per month.

With the execution of the March 2004 agreement, we were able to reconcile the compensation of part of the values owed to us by the State for the use of water and sewage services until February 2004 with values owed to the State by us as interest over shareholders' equity. The remaining amount of interest over shareholders' equity owed by us to the State, of R$113.8 was netted against accounts overdue after February 2004.

This amendment did not alter the payment terms and conditions related to the supplemental retirement and pension benefits we pay on behalf of the State, which remain governed by the terms of the December 2001 agreement itself.

As of December 31, 2005, the amounts owed to us by the State for the provision of water and sewage services included R$182.7 million, which was considered overdue as of February 29, 2004. As of December 31, 2005 the State owed us an additional R$111.5 million in accounts receivable related to the provision of water and sewage services rendered from February 2004. With respect to reimbursement for pensions paid on behalf of the State, the State owed us R$672.7 million as of December 31, 2005 (R$320.6 million of which was acknowledged by the State in the December 2001 agreement with us subject to a further audit). We expect amounts owed to us by the State for water and sewage services and reimbursements for pensions paid to increase in the future. We have not established any provisions for any amounts due to us by the State, because we expect to recover these amounts and loss is not considered probable.

During 2005, we received payment installments from the State in the amount of R$35.8 million, for the months from May to December 2005 and we offset the remaining balance of interest on shareholders’ equity owed by us to the State in the amount of R$105.5 million against the balance due to us for water and sewage services provided as contemplated in the First Amendment to the December 2001 agreement.

Investment of Liquid Assets

Our cash and cash equivalents invested with State financial institutions in short-term securities amounted to R$242.0 million as of December 31, 2005.

Government Guarantees of Financing

In some situations, the Federal Government, the State or government agencies guarantee our performance under debt- and project-related agreements.

On December 17, 1992, the State entered into a loan agreement with the International Bank for Reconstruction and Development in the amount of U.S.$119.0 million. This loan was guaranteed by the Federal Government and its proceeds were designated to finance the environmental clean-up of the Guarapiranga basin. Pursuant to this agreement, we would receive a loan from the State to be used in the expansion of the wastewater collection network and sewage treatment facilities in the Guarapiranga Reservoir. As a result, on March 12, 1993, we entered into an agreement with the State pursuant to which the State transferred to us U.S.$37.0 million of this loan, which loan amount was increased to U.S.$42.5 million pursuant to an amendment entered into between the State and us in September of 1999. We have pledged three of our properties in the amount of R$60.5 million as collateral for this financing. As of December 31, 2005 our outstanding debt relating to this loan was approximately U.S.$6.4 million.

The State has also guaranteed a portion of our repayment obligations under loan agreements that we entered into with the Federal Government in 1994 through its financial agent, Banco do Brasil which totaled R$2,222.7 million as of December 31, 2005. The Federal Government has guaranteed, and the State has provided a counter-guarantee, in repsect of the financial agreement we entered into with the Inter-American Development Bank in 2000 for the total aggregate amount of US$200 million related to the financing of the Tietê River recovery project to reduce pollution.

On August 6, 2004, we entered into a credit agreement with the Japan Bank for International Cooperation for the financing of the Environmental Recovery Program for the Santos Metropolitan Region, which was guaranteed by the Federal Government, with counter-guarantee from the State of São Paulo, for an aggregate principal amount of R$422.8 million. In addition to the amount received under the JBIC credit agreement, we intend to invest up to R$355.1 million in this program. In addition, we are currently negotiating with BNDES and Caixa Econômica Federal for additional loans to finance portions of our capital expenditure program.

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

Water Use Incentive Agreements

We have entered into agreements with public entities, including State entities and municipalities, that manage approximately 6,000 properties under which we provide these entities with a 25.0% tariff reduction for the water and sewage services we provide if such entities implement our program for the rational use of water, which includes a reduction of at least 10.0% in water consumption. These agreements are valid for a period of 12 months with automatic renewal for equal periods. Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

Transactions with SABESPREV Pension Fund

SABESPREV is the funded defined-benefit pension plan that we established to provide our employees with retirement and pension benefits. The assets of SABESPREV are independently held, but we nominate the majority of directors of SABESPREV. Both we and our employees make contributions to the pension plan. We contributed R$10.3 million during 2004 and R$11.3 million during 2005.

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

ITEM 8. FINANCIAL INFORMATION

Consolidated statements and other financial information

See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements”.

Legal Proceedings

Labor Proceedings

In October 1989, the São Paulo Water, Sewage and Environment Service Workers Union (Sindicato dos Trabalhadores em Água Esgoto e Meio Ambiente de São Paulo—SINTAEMA) commenced a lawsuit, on behalf of our employees, against us in the Labor Court (Justiça do Trabalho), alleging that we had violated Brazilian labor laws and collective bargaining contracts when we ceased making certain payments to 21,337 of our employees in 1989. Those payments related to previously mandated inflation-related index adjustments to such employees’ wages and salaries, which, due to a change in applicable law, we had ceased making. In November 1995, the Labor Court issued a decision in favor of SINTAEMA, although it never ruled with respect to the amount of damages payable by us. We appealed the decision of the Labor Court and in April 1997 lost the appeal. We appealed this decision to the Superior Labor Court (Tribunal Superior do Trabalho) and the Superior Court ruled against us. However, we filed a motion to vacate (ação rescisória), seeking the annulment of the Superior Court ruling and obtained a favorable decision. SINTAEMA appealed this decision and the Supreme Court maintained the decision in our favour. The proceeding was dismissed in January, 2006.

On January 9, 1990, SINTAEMA initiated a lawsuit against us, alleging that we had failed to pay certain employee benefits and were required to make a penalty payment to SINTAEMA under a then existing collective bargaining agreement. On July 31, 1992, the Labor Court issued a ruling against us, but did not award damages to SINTAEMA at that time. We and SINTAEMA are currently engaged in negotiations concerning the amount to be paid by us. We also filed a writ of mandamus seeking a court decision establishing that the penalty imposed against us, which amounts to approximately R$5.6 million, is excessive since it exceeds the principal amount by a large margin. Our request was denied by the courts and the lawsuit is now awaiting a final decision at Superior Labor Court (Tribunal Superior do Trabalho). We currently cannot predict the amount that we will be required to pay to SINTAEMA, but we do not believe that the final outcome of this matter will have a material adverse effect on our business, results of operations, financial condition or prospects.

We are defendants in 1,841 labor proceedings and in one civil public action initiated by and on behalf of some of our current and former employees relating to certain benefits awarded by Law No. 4,819, of August 26, 1958. Approximately 40 of these plaintiffs are also seeking the same benefits in the civil courts. In all cases, we claim that the State, and not us, is responsible for the payments due to the plaintiffs. Some labor and civil proceedings have been ruled upon by the lower courts, but no final decision has been issued in any of the legal proceedings as of the date of this annual report. An injunction was granted at the first instance in the civil public action to compel us to pay the benefits awarded by Law No. 4,819 to all plaintiffs in that lawsuit. As of the date of this annual report, we and the State have not agreed on the amounts to be reimbursed. The civil public action is now awaiting decision on the merits.

We are party to other lawsuits and administrative proceedings involving SINTAEMA and current and former employees. We do not believe that any liabilities relating to these other lawsuits or administrative proceedings will have a material adverse effect on our business, results of operations, financial condition or prospects.

As of December 31, 2005, we had established a provision totaling R$28.6 million with respect to potential damages in lawsuits and administrative proceedings involving present and former employees, including the lawsuit described in the preceding paragraphs, based on calculations made by our legal and human resources departments.

Tax Proceedings

On May 28, 1999, we filed a lawsuit challenging a law enacted in 1998 that expanded the definition of revenue subject to public service taxes (Programa de Formação de Patrimônio do Servidor Público—PASEP) and increased the social security contribution tax (Contribuição para Financiamento da Seguridade Social—COFINS) rate. However, in July 2003, we withdrew our lawsuit and included the amounts owing under this lawsuit and the amounts due under the REFIS program (a tax recovery program), in another program called PAES, which is an alternative payment plan for taxes owed. In accordance with the PAES tax recovery program, we are paying amounts subject to the settlement agreement in 120 monthly installments, which began in July 2003. As of December 31, 2005, the amount due under the PAES program was R$295.5 million.

We initiated legal action in July 1999 to challenge the creation by the Municipality of City of São Paulo of a tax on the use of public areas. The tax would apply to our water and sewage mains and other installations located in public areas. Based on the advice of our internal legal counsel, we believe that this municipal tax is unlawful because it was established by a municipal decree instead of a municipal statute. We are currently disputing the creation of this tax and any related tax assessment. On May 11, 2000, the trial court of the state of São Paulo (12a. Vara da Fazenda Pública do Estado de São Paulo) issued a decision upholding this municipal tax. We have appealed the trial court decision to the Court of Appeals of the state of São Paulo (Tribunal de Justiça do Estado de São Paulo). A recently approved law enacted the tax on the use of public areas in the city of São Paulo. In April 2004, we filed a request for injunction seeking the suspension of the tax assessment by the municipality. The injunction was granted on first instance and maintained in the decision of the lower courts. The municipality has appealed this decision to the court of appeals of the state of São Paulo and the decision is still pending. We currently cannot estimate the potential increase in our expenses if we were required to pay this tax or if any future assessment of this tax will be retroactive to 1999. To date, we have not established a provision for any potential expense arising from this municipal tax.

We also took legal action to challenge a City of São Paulo municipal law enacted in December 2002 that revoked our blanket exemption from municipal taxes. As a result of the loss of our exemption from municipal taxes, we may be subject to a tax on services charged at a rate of 5.0% on our gross revenue from water and sewage services. Our request for an injunction against the municipality was granted by the trial court of the state of São Paulo (11a. Vara da Fazenda Pública do Estado de São Paulo), and such injunction was maintained after the filing of an appeal by the municipality. However, on May 5 2005, the lower court issued a decision against us and revoked the injunction granted in our favour. We appealed such decision and are trying to maintain the effects of the injunction until a trial decision in this legal proceeding is issued. We intend to challenge the loss of the exemptions to the fullest extent permitted by law. This legal action for which potential expenses amount to approximately R$108.1 million, was assessed by our tax advisors as being a possible loss, accordingly, no provision has been recorded, in case the decision of the lower court is upheld.

In November 2004, we took legal action against the Municipality of Bragança Paulista against the imposition of a new charge over the use of public areas for the installation of water and sewage mains for the provision of public sanitation services. On February 16, 2005, we were granted an injunction suspending the imposition of this charge and preventing the municipality from collection of any current or future amounts due in respect of this change until there is a final decision on the merits. On June 2005, the lower court ruled in our favour and the injunction was maintained. The municipality appealed such decision and as of the date of this annual report, a trial decision was still pending.

We cannot predict the outcome of any of these lawsuits nor can we assure you that, in the event of an adverse decision, we will be able to pass through to our customers by increasing tariffs any increase in our deductions from gross revenue, operating expenses or other expenses.

Condemnation Proceedings

We are party to a significant number of condemnation proceedings arising from the partial or total expropriation or use of private property for water mains, sewer lines and facilities. Under Brazilian law, the State or the relevant municipality is entitled to condemn private property to the extent required for the construction, development or improvement of parts of water and sewage systems operated by us. However, we are required to provide compensation to affected property owners based upon appraised fair market values. Although we generally provide compensation to property owners on the basis of negotiated settlements, we are party to many lawsuits related to compensation awards. As of December 31, 2005, we estimated that we will be required to make payments totaling R$279.6 million with respect to all condemnation matters. We do not believe that the pending condemnation proceedings will, individually or in the aggregate, have a material adverse effect on our business, results of operations, financial condition or prospects.

Other Legal Proceedings

We are party to a series of lawsuits initiated by the municipality of Ferraz de Vasconcelos in 1997, seeking payment of penalties in the aggregate amount of R$70.1 million, which we allegedly owe for damages caused during construction in the municipality. Several of these lawsuits have already been rejected by lower courts but are still subject to appeal. Although we are not able to predict the final outcome of the lawsuits, we believe that they will not have a material adverse effect on our business, results of operations, financial condition or prospects.

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

In connection with discussions we had with the municipality of Presidente Prudente, we filed a suit against the municipality seeking a court decision determining the continuation of the concession agreement that we have with that municipality until the indemnification payment owed to us in connection with the return of water and sewage system of the Presidente Prudente is made. The lower court issued a decision in our favour to the effect that we still continue to provide services in the municipality until the indemnification provided for in the concession agreeement is paid to us.

In addition, we are party to a number of proceedings with the Public Prosecution Office and several municipalities which have contested our right to charge a tariff for sewage services provided as opposed to charging a fixed fee for these services. In most of these proceedings, we have received decisions in our favor. In addition, the Supreme Court has confirmed the understanding that we have the right to charge a tariff for the sewage services we provide. We do not believe that the final outcome of these proceedings will have a material adverse effect on our business, results of operations, financial condition or prospects.

We are party to civil public actions brought by municipalities that seek cessation of the collection of fees relating to sewage services, alleging that we do not treat the sewage in such municipalities and that we failed to make certain investments in sewage treatment systems as provided in the relevant concession agreements. In addition, we are being sued by the Public Prosecution Office of the state of São Paulo as well as some non-governmental organizations through a number of environmental civil public actions (i) aiming to enjoin us from releasing untreated sewage into certain local water courses, and, in some of them, (ii) seeking remedies for environmental damages, which have not yet been specified and evaluated by technical experts of the courts; and (iii) aiming to require us to install and operate sewage treatment facilities in those locations. In each case, we are subject to daily fines for noncompliance thereto. In our response to these lawsuits we emphasize that the installation and operation of sewage treatment facilities in those locations is included in our business plan and that the immediate cessation of the release of untreated sewage into the relevant local water courses would hinder us from collecting sewage – a primary necessity – in those locations, causing much more damages against the environment and public health. In most of these lawsuits, no final judicial decision has been reached by local judges, yet. Although we are not able to predict the final outcome of these lawsuits, we believe that such outcome, if unfavorable to us, may have a material adverse effect on our business, results of operations, financial condition or prospects.

Among those aforementioned civil public lawsuits are the following: (A) The Public Prosecution Office of the State has brought a civil public action before the São Bernardo do Campo Court (5a. Vara Cível de São Bernardo do

Campo) which seeks reparation for environmental damage caused by us dumping sludge from our water treatment facilities into certain receiving waters, the immediate cessation of this practice and the implementation of an enviromental recovery project. A judge issued a preliminary order that we immediately cease such dumping and established a daily R$50,000 fine for not complying with such order; however, this order has been suspended at our request. Although the lower court has issued a decision in our favor, the Public Prosecution Office of the State of São Paulo has appealed such ruling. As a result, the upper courts decided against us and ordered that we stop dumping sludge within a year from the date the decision is considered final, or to pay a daily penalty of R$10,000, in addition to repair the environmental damage caused. This decision is not yet final. We currently are unable to evaluate the extent or cost of any remedy that we may be held responsible for in connection with this matter; (B) the Public Prosecution Office of the State of São Paulo has brought a civil public action before the Paraguaçu Paulista Courts of Law (1a. Vara de Paraguaçu Paulista) which seeks reparation for and cessation of environmental damage allegedly caused by our release of raw sewage into the Alegre River, situated in the Municipality of Paraguaçu Paulista. The lower court has issued a decision against us, requiring that we (i) cease the release of raw sewage into the Alegre River, (ii) invest in a water and sewage treatment facility in the Municipality of Paraguaçu Paulista; and (iii) pay an administrative penalty in the amount of R$116.9 million for environmental damage. The decision also imposes a daily penalty if we fail to comply with numbers (i) and (ii) above. We have appealed this decision and such decision will not be effective until a final ruling is issued on this appeal; (C) A civil public action was brought against us by the Coordination Council for the Civil Entities of Piracicaba (Conselho Coordenador das Entidades Civis de Piracicaba) concerning the limits for water collection from the Piracicaba river and the operation of the Cantareira water distribution system. The plaintiff requests, among other things, a prohibitory injunction in order to restrict the amount of water we collect, the reduction of the Piracicaba river’s collection limit and the payment of damages to the riparian cities in order to cover the direct and indirect environmental damages caused by the installation and operation of the Cantareira water distribution system. We presented our defense in January 2004, alleging that the plaintiff has no standing to bring this action and that some of the requests are inconsistent and/or impossible. We also explained that the water collection limit was duly authorized by law and by the competent governmental agency, and that the plaintiff did not prove or specify the damages. The injunction was not granted, and this action is now awaiting judgment on the first instance; and (D) on February 25, 2003, a request for a preliminary injunction was filed against us, restricting us from disposing of sewage without due treatment, in the municipality of Lutécia. The injunction also determined that payments for water and sewage services by users be deposited with the court until we have made the necessary investment in the water and sewage system of the municipality, in addition to paying a daily fine in the amount of R$300,000 (1000 minimum salaries) in the event the case is decided against us. After submission of an expert report, the Public Prosecutor Office requested that we be sentenced to pay the amount of R$82.8 million. In anticipation of a settlement with the Public Prosecutor Office, we condemned the area and requested the respective environmental licenses for it.

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

Certain construction service contractors have filed claims in court against us alleging underpayment of inflation indexation adjustments and monetary losses incurred in connection with introduction of the real. Based on advice from our legal counsel, as of December 31, 2005, we established a provision for these claims in the amount of R$194.4 million to meet probable losses arising from unfavorable decisions in these actions.

Approximately 930 lawsuits have been brought by our commercial customers that claim that their tariff rates should be equal to those of another category of customers and, consequently, seek the reimbursement of the difference between the amounts we charged and collected and those tariffs. We have obtained final decisions both in favor and against us in these lawsuits, and, as of December 31, 2005, we have established a provision in the amount of R$279.5 million with respect to these lawsuits. We cannot predict, however, the amounts we would have to pay to these customers if they were to prevail in their lawsuits, nor can we provide assurance that new lawsuits will not be brought by other customers on similar grounds. However, we do not believe that the final determinations in these matters will, individually or in the aggregate, have a material adverse effect on our business, results of operations, financial condition or prospects.

The Association of Distinguished Bars and Restaurants (Associação de Bares e Restaurantes Diferenciados —ABREDI) has initiated several lawsuits to challenge the 10.0% penalty fee we charge on late water and sewage payments. In several of these cases, lower courts have dismissed the lawsuits based on the lack of standing by the plaintiff to initiate such a lawsuit. In other cases, the lawsuits were dismissed because a civil public action with respect to the same matter was already being heard at the civil courts of the state of São Paulo. In this civil public action, a decision was granted against us and we appealed such decision. Notwithstanding these legal proceedings, we have reduced to 2.0% the penalty fee we charge on late bill payments by all of our customers. Although we are not able to predict the final outcome of these lawsuits, we believe that they will not have a material adverse effect on our business, results of operations, financial condition or prospects.

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

In December 1996, we commenced legal action to collect payment due from Diadema. The lower courts have issued a decision against us and in November 2000 we appealed this decision. In December 2005 the Court of Appeals ruled in our favour and declared our agreeement valid. This legal action was followed by several other related legal proceedings, some of which are currently pending. A class action suit and an annulment action have been decided with favourable results for us. We entered into a settlement agreement with Mauá at the time the concession was terminated in which Mauá agreed to make the payments owed to us in connection with the return of water and sewage systems. However, to date Mauá has not yet made any payments to us under the settlement agreement. We commenced legal action in December 1996 against Mauá and a decision was issued in February 2005 by the lower court requiring Mauá to pay us the amount of R$153.2 million. The Municipality of Mauá and SAINA–Saneamento Básico do Município de Mauá appealed this decision. Diadema and Mauá are currently operating their own water and sewage systems, and we are supplying them with water on a wholesale basis. As of December 31, 2005, both Diadema and Mauá were in arrears with respect to amounts owed to us for water sold on a wholesale basis prior to 1997, as well as for a portion of water sold since 1997.

On March 25, 2004, the Public Attorney’s Office filed a civil action against the Municipality of the City of Itapira, its mayor, the Municipal House of Representatives and us, claiming that Municipal Law No. 3,593/04 is unconstitutional and seeking termination of the concession agreement we entered into with the Municipality of the City of Itapira. Although an injunction was granted, the São Paulo state Court of Appeals has stayed the injunction. On March 23, 2005, the House of Representatives of Itapira approved a decree revoking the concession agreement. In addition, Municipal Law No. 3,730/05 was enacted revoking an earlier law which authorized the municipality to enter into the concession agreement with us. The Municipality of Itapira has further filed an action against us seeking to repossess the assets related to its water and sewage services and has obtained an injunction which was later confirmed by a court decision. We appealed against this ruling but we have not been able to suspend the effects of the decision until final judgment. Accordingly, we are currently not rendering water and sewage services at Itapira. As of the date of this annual report, a trial decision on this litigation was pending.

On October 10, 2003, the Municipality of Monte Mor filed a lawsuit against us, seeking the additional issuance and delivery of shares by us, as consideration for our concession to render basic water and sewage services. The lawsuit was dismissed without judgment on the merits of the case, but it is still subject to appeal.

The Municipality of Sandovalina has brought a legal action against us seeking to (i) obtain the termination of the concession entered into with us and (ii) obtain remedies for environmental damage and alleged losses caused to the municipality due to our failure to provide sewage treatment, as well as other damage caused to public property. We have responded with a counterclaim against the municipality for payment of R$115,400 related to the supply of water from December 1999 to August 2003. We are also seeking the payment of a contractual indemnification based on the early termination of the contract. We are currently operating the water and sewage systems of Sandovalina, and the lawsuit is still in the fact-finding phase.

On April 11, 2003, we entered into an agreement with the Labor Public Attorney’s office called the Termo de Ajustamento de Conduta, or TAC. Under this special agreement, we agreed to ensure that no construction work is performed on our behalf by third parties using unregistered employees or without complying with safety regulations. The agreement provides for a daily R$1,000 fine for non-compliance with these obligations. The fine applies to each worker laboring under irregular conditions or each clause under default, as the case may be. The agreement is enforceable by the Brazilian labor courts and is valid indefinitely.

We are also defendants in legal proceedings initiated by municipalities seeking to require us to exhibit documents and information in connection with our concessions. These legal proceedings include the following: (A) a preliminary proceeding (ação cautelar) started by the Municipality of Guariba seeking a court order requiring us to exhibit documents in order to instruct an account revision proceeding; (B) the Municipality of Ribeirão Pires has proposed preliminary proceedings seeking the exhibition of documents to inspect the services which we provide; (C) the Municipalities of Itupeva and Monte Mor have proposed proceedings seeking to obtain a court order to require us to exhibit documents and information in order to evaluate the possibility of renewal of our concession agreement.

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

  the legal reserve; and

  retained earnings for investment reserve.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. On December 31, 2005, the balance of our legal reserve was R$215.3 million, which was equal to 6.3% of our paid-in capital.

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

Under the Brazilian corporation law, any company may, as a term in its by-laws, create a discretionary reserve. By-laws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve. We may also allocate a portion of our net profits for discretionary appropriations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by shareholders. Under Law No. 10,313 of October 3, 2001, capital budgets for more than one year must be revised at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. At December 31, 2005, we had an investment reserve of R$2,255.0 million.

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

Record of Dividend Payments and Interest on Shareholders’ Equity

Brazilian corporations are permitted to distribute dividends in the form of a tax-deductible notional interest expense on shareholders’ equity in accordance with Law No. 9,249, dated December 26, 1995, as amended. The rate at which tax-deductible interest may be paid is limited to the product of the average Taxa de Juros de Longo Prazo – TJLP (a long-term interest rate published by the Brazilian government) and shareholders’ equity during the relevant period and cannot exceed the greater of:

  50% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; and

  50% of retained earnings. Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% or 25% if the beneficiary is resident in a tax haven. See “Item 10.Additional Information—Taxation”. The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distributable amount. Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory distributable amount. When we distribute interest on shareholders’ equity, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply. All payments to date were accounted for as part of the mandatory distribution.

The following table sets forth the distributions out of net income that we made or will make to our shareholders in respect of our 2003, 2004 and 2005 net income. All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

	Distributions out of net income

			Payment		Aggregate
	Net	Payment	per 1,000	Payment	amount	Pay-out
Year ended December 31,	income(1)	Dates	shares	per ADS	distributed(1)	ratio(2)

	R$		R$	R$	R$	%
2003	833.3	(3)	17.70	4.42	504.1	60.5
2004	513.0	(4)	5.37	1.34	152.9	29.8
2005	865.6	(5)	12.23	3.06	348.2	40.2

___________________________
(1)	In millions of reais.
(2)	Represents distributions divided by net income.
(3)	June 29, 2004.
(4)	June 28, 2005.
(5)	June 26, 2006.

On April 28, June 23, October 20 and December 15, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$38.2 million, R$66.8 million, R$85.2 million and R$158.1 million respectively, to be paid within 60 days after our 2006 shareholders’ meeting. On April 20, 2006, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$129.6 million, to be paid within 60 days after our 2007 shareholders’ meeting.

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

ITEM 9. THE OFFER AND LISTING

Market Information

Market Price of Common Shares

Our common shares are traded on the São Paulo Stock Exchange under the symbol “SBSP3”. On December 31, 2005, we had 2,325 registered holders of common shares.

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

	Reais per 1,000		U.S. dollar equivalent		Average daily
	common shares		per ADS		trading volume

					(in lots of 1,000
	Low	High	Low	High	common shares)

2001	98.0	238.6	8.97	29.20	14,313
2002:
2003:
First quarter	74.60	100.90	5.21	7.62	43,677
Second quarter	84.45	117.49	6.33	10.30	68,442
Third quarter	100.80	136.51	8.20	11.77	59,222
Fourth quarter	125.39	168.00	10.91	14.29	48,800
2004:
First quarter	129.80	182.00	11.00	16.24	60,063
Second quarter	117.05	153.50	9.20	13.30	50,401
Third quarter	127.20	147.05	10.94	12.36	30,735
Fourth quarter	115.82	157.55	10.10	14.84	65,125
2005:
First quarter	125.10	163.90	11.57	15.39	68,844
Second quarter	121.41	153.99	11.60	15.91	43,222
Third quarter	131.01	158.50	13.49	17.36	56,375
Fourth quarter	138.31	160.00	15.65	17.00	48,371
2006:
January	154.80	189.02	17.10	21.33	50,155
February	164.60	179.00	19.20	20.14	61,360
March	166.00	191.00	19.06	21.98	51,902
April	191.00	204.00	22.29	24.41	62,242
May	199.90	219.02	21.84	26.53	66,932

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

The table below sets forth, for the periods indicated, the reported high and low closing prices for our ADSs on the New York Stock Exchange.

	Price in U.S. dollars per ADS

			Average daily
	Low	High	trading volume

2002:
Second quarter (commencing May 10)	8.60	11.80	186,311
Third quarter	4.75	8.80	42,784
Fourth quarter	4.65	6.45	25,098
2003:
First quarter	5.29	7.80	17,014
Second quarter	6.33	10.05	30,020
Third quarter	8.20	11.90	83,056
Fourth quarter	10.92	14.47	69,912
2004:
First quarter	11.21	16.07	116,077
Second quarter	9.24	13.45	73,830
Third quarter	10.55	12.35	45,982
Fourth quarter	10.00	14.97	271,470
2005:
First quarter	11.73	15.10	235,987
Second quarter	11.76	15.99	142,430
Third quarter	13.60	17.44	260,919
Fourth quarter	15.65	17.32	201,740
2006:
January	17.21	21.20	339,825
February	19.20	20.31	468,311
March	19.12	22.01	449,222
April	22.32	24.35	339,595
May	20.72	26.63	360,409

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

The São Paulo Stock Exchange has an electronic trading system that conducts trading from 10:00 a.m. to 5:00 p.m.. The São Paulo Stock Exchange also permits trading from 5:30 p.m. to 7:00 p.m. on an online system connected to traditional and internet brokers called the “After Market”. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. There are no specialists or officially recognized market makers for our shares.

In order to better control volatility, the São Paulo Stock Exchange adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the its main index (the Index of the São Paulo Stock Exchange or “BOVESPA”) fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. As of December 31, 2005, the aggregate market capitalization of the 381 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$482.1 billion and the 10 largest companies listed on the São Paulo Stock Exchange represented approximately 51.5% of the total market capitalization of all listed companies.

Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2005, we accounted for approximately 0.40% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

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

Novo Mercado

Since April 24, 2002, our shares have been listed on the Novo Mercado. The Novo Mercado is a listing segment under the São Paulo Stock Exchange designed for the trading of shares issued by companies that voluntarily undertake to abide by some additional corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. A company in the Novo Mercado must follow a series of corporate rules known as “good practices of corporate governance”. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders. On April 18, 2002 and on June 19, 2006, our shareholders approved changes to our by-laws to comply with the Novo Mercado requirements. In addition, the Novo Mercado provides for the creation of a Market Arbitration Chamber for conflicts resolution between investors and companies listed in the Novo Mercado.

In addition to the obligations imposed by current Brazilian law, a company listed on the Novo Mercado is obligated to:

  issue only voting shares;

  hold public offerings of shares in a manner favoring diversification of the company’s shareholder base and broader retail access;

  maintain a minimum free float equal to 25% of the outstanding share capital of the company;

  grant tag along rights for all shareholders in connection with a transfer of control of the company;

  limit the term of all members of the board of directors to two years;

  at least 20% of the members of the Board of Directors must be independent, as defined under the Novo Mercado regulation;

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

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the common shares underlying the ADSs must, on behalf of the depositary for our ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges ADSs for common shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless the holder obtains a new registration. See “Item 10. Additional Information—Regulation of Foreign Investment”.

ITEM 10. ADDITIONAL INFORMATION

The following is a summary of the material terms of our common shares, including related provisions of our by-laws and the Brazilian corporation law. This description is qualified by reference to our by-laws and to Brazilian law.

Corporate Purposes

We are a mixed capital company duly organized under the laws of Brazil with unlimited duration. We have the legal status of a sociedade de economia mista, a mixed capital company with limited liability, operating under the Brazilian corporation law. As set forth in Article 2 of our by-laws, our corporate purpose is to plan, provide, and operate and market basic sanitation services throughout the territory of the state of São Paulo, including the capture, collection, processing and distribution of water, as well as the collection, removal and final disposal of sewage and sludge. Since March 2006, we are also authorized to provide such services in all national territory and abroad.

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

  the right to participate in the distribution of profits;

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

Neither the Brazilian corporation law nor our by-laws expressly addresses:

  staggered terms for directors;

  cumulative voting, except as described below; or

  measures that could prevent a takeover attempt.

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

  to create preferred shares;

  to reduce the mandatory distribution of dividends;

  to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian corporation law;

  to participate in a centralized group of companies as defined under the Brazilian corporation law and subject to the conditions set forth therein;

  to change our corporate purpose;

  to split up, subject to the conditions set forth in the Brazilian corporation law;

  to transform into another type of company;

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

Pursuant to Brazilian law, investors may invest in common shares under Resolution 2,689, of January 26, 2000, of the National Monetary Council.

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

Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the Brazilian securities commission. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over--the-counter markets licensed by the Brazilian securities commission, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will or as a consequence of the de-listing of the relevant shares from a stock exchange and the cancellation of the registration with the Brazilian securities commission.

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

A non-Brazilian holder of ADSs may withdraw them in exchange for common shares in Brazil. Pursuant to Brazilian law, the non-Brazilian holder may invest in the common shares under Resolution 2,689, of January 26, 2000, of the National Monetary Council (“2,689 holder”).

Taxation of Dividends

As a result of the tax legislation adopted on December 26, 1995, dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us in respect of common shares or ADSs, are exempt from withholding income tax. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits were generated.

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

Thus, the gain on disposition of ADSs by a non-Brazilian holder to a resident in Brazil (or even to a non Brazilian resident in case the argument above does not prevail) may be subject to income tax in Brazil according to the rules described below for ADSs or the tax rules applicable to common shares, as applicable.

The withdrawal of ADSs in exchange for common shares is not subject to Brazilian income tax provided that the regulatory rules are appropriately observed in respect to the registration of the investment before the Central Bank of Brazil. The deposit of common shares in exchange for ADSs may be subject to Brazilian capital income tax at the rate of 15% or 25%, in case the non-Brazilian holder is located in a tax haven, i.e. considered to be places which do not impose any income tax at a maximum rate of less than 20% and those where the internal legislation imposes restrictions on disclosure of the shareholding composition or the ownership of the investment (“tax haven holder”), if the acquisition cost of the common shares is lower than (1) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the fifteen trading sessions immediately preceding such deposit. In this case, the difference between the acquisition cost and the average price of the common shares, calculated as above, shall be considered a capital gain.

Gains realized on disposition of common shares, are subject to income tax in Brazil, regardless of whether the sale or the disposition is made by the non-Brazilian holder to a resident or person domiciled in Brazil or not, based on the fact that the common shares could be considered as assets located in Brazil for purposes of Law No. 10,833.

Thus, for purposes of taxation of gains earned in a sale or disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

  are exempt from income tax when assessed by a 2,689 holder and is not a tax haven holder; and

  are subject to income tax at a rate of 15% in any other case, including gains assessed by a non- Brazilian holder that (i) is not a 2,689 holder, or (ii) is a 2,689 holder but is a tax haven holder. In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

Any other gains assessed on the disposition of the common shares that are not carried out on the Brazilian stock exchange are subject to income tax a rate of 15%, except for tax haven holder which, in this case, is subject to income tax at a rate of 25%. In case these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0,005% shall also be applicable and can be offset with the eventual income tax due on the capital gain.

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount effectively received by the non-Brazilian holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from disposition of common shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the rate of 15% or 25%, as the case may be.

Any exercise of preemptive rights relating to the common shares will not be subject to Brazilian income tax. Any gain on the sale or assignment of preemptive rights relating to the common shares by a non-Brazilian holder of common shares or ADSs will be subject to Brazilian taxation at the same rate applicable to the sale or disposition of common shares.

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

Interest Attributed to Shareholders’ Equity

Distribution of an interest on equity charge attributed to shareholders’ equity in respect of the common shares or ADSs as an alternative form of payment to shareholders, including non-Brazilian holders of common shares or ADSs, is subject to Brazilian withholding income tax at the rate of 15% or 25%, in case of a tax-haven holder. Such payments, subject to certain limitations and requirements, are deductible for Brazilian income tax purposes.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by a non-Brazilian holder, except for gift and inheritance taxes, which are levied by some states of Brazil on gifts made or inheritances bestowed by a non-Brazilian holder to individuals or entities resident or domiciled within such states in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by a non-Brazilian holder of common shares or ADSs.

Tax on Bank Account Transactions (“CPMF”)

As a general rule, CPMF is imposed on debits to bank accounts at a current rate of 0.38% . Therefore, transactions by the depositary or by holders of common shares which involve the transfer of Brazilian currency through Brazilian financial institutions shall be subject to the CPMF tax. In some cases, transactions involving foreign investors may be exempt from CPMF. Additionally, according to article 4th of Provisory Measure No. 281, dated as of February 15th, 2006, the CPMF rate is reduced to zero on withdrawals from bank accounts used to buy commons shares in a public offering, provided the public offering is registered with the CVM and that the issuer is listed in the Brazilian stock exchange. This Provisory Measure is currently valid but it must be approved by the Congress before it becomes a law and is signed by the President. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction.

In addition, according to section 4 of the Provisory Measure No. 281, dated February 15, 2006, which is currently in effect, the CPMF rate is reduced to zero on withdrawals from bank accounts used to buy common shares in a public offering, provided that (i) the public offering is registered with the CVM and (ii) the issuer is listed on the Brazilian stock exchange. In order for the effects of this Provisory Measure to become permanent, it must be converted into law pursuant to the applicable legal procedures.

Taxation of Foreign Exchange Transactions (IOF/Câmbio)

IOF/Câmbio may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and on the conversion of foreign currency into Brazilian currency. Except under specific circumstances, the rate of IOF/Câmbio tax on such conversions is currently 0%, but the Minister of Finance has the legal power to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

Tax on Bonds and Securities Transactions (IOF/Títulos)

The IOF/Títulos may be imposed on any transactions involving bonds and securities, including those carried out on Brazilian futures and commodities stock exchanges. As a general rule, the rate of this tax for transactions involving common shares or ADSs is currently zero, although the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

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

  a citizen or resident of the United States;

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

Certain dividends received by certain non-corporate U.S. Holders through taxable years beginning on or before 31 December 2010 are subject to a reduced maximum tax rate of 15% so long as (i) specified holding period requirements are met, (ii) the U.S. Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (iii) the company paying the dividend is a “qualified foreign corporation” and (iv) the company is not a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”) in the year of distribution or the prior year. We do not believe that we were classified as a PFIC for our prior taxable year nor do we expect to be classified as a PFIC. We generally will be treated as a qualified foreign corporation with respect to our ADSs. You should consult your own advisor about the application of this rate to dividends paid directly on common shares.

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

Exchange Rate Risk

At December 31, 2005 and 2004, approximately R$1,576.0 million and R$2,680.9 million, or 23.7% and 38.0%, respectively, of our debt obligations were denominated in foreign currencies (including debt pegged to baskets of foreign currencies). The basket of foreign currency-pegged debt consists primarily of our debt with the Inter-American Development Bank and the World Bank. As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations. For example, we estimate that the potential loss to us in connection with U.S. dollar-denominated debt that would have resulted as of December 31, 2005 and 2004 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar against the real would have been approximately R$15.8 million and R$26.8 million, respectively. Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$157.6 million and R$268.1 million as of December 31, 2005 and 2004, respectively. These estimates do not take into account that the changes in exchange rates comprising the baskets of foreign currencies often present variations different from the devaluation of the real in relation to the U.S. dollar.

The devaluation of the real in relation to the U.S. dollar and with the Inter-American Development Bank and World Bank basket of currencies, for the year ended December 31, 2005 were as follows:

Year ended December 31, 2005 2004

	Year ended December 31,

	2005	2004

Devaluation (appreciation) of real in relation to:	(in percentages)
U.S. dollar	(13.4)	(8.8)
World Bank basket of currencies	9.52	(4.4)
Inter-American Development Bank basket of currencies	7.25	(3.0)

We have not utilized derivative financial instruments, although at times, we enter into forward exchange transactions and financial funding transactions in reais to mitigate foreign currency exposure.

At December 31, 2005 and 2004, we had no short-term debt outstanding, other than the current portion of long-term debt.

Interest Rate Risk

At December 31, 2005 and 2004, approximately R$2,726.7 million, or 53.6%, and R$2,853.1 million, or 65.3%, respectively, of our total debt outstanding balance denominated in reais, was based on variable rates of interest based on the Unidade Padrão de Referência—UPR (Reference Standard Unit), which is equal to the Taxa Referencial—TR (daily government interest rate). In addition, on December 31, 2005 and 2004, approximately R$1,116.4 million, or 21.9%, and R$802.4 million, or 18.4%, respectively, of our total debt denominated in reais was subject to interest rates based on the Certificado de Depósito Interbancário, or CDI, rate (benchmark interest rate set by the Brazilian interbank market on a daily basis). At December 31, 2005 and 2004, R$901.8 million and R$1,055.8 million, respectively, of our foreign-currency denominated debt was based on the Inter-American Development Bank and the World Bank variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

At December 31, 2005 and 2004, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the Inter-American Development Bank or World Bank variable rates. However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government. We invest these excess funds, which totaled R$155.7 million on December 31, 2005 and R$55.9 million on December 31, 2004, mainly in short-term instruments. As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn the CDI rate. In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$11.2 million and R$8.0 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities on December 31,2005 and 2004, respectively, had occurred. Consistent with these estimates, a hypothetical instantaneous and unfavorable 10%, or 1000 basis point, change in these interest rates would have resulted in losses of approximately R$111.6 million and R$80.2 million as of December 31, 2005 and 2004, respectively. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities. A homogeneous category is defined according to the currency in which financial liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the effect of interest rate fluctuation on these financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

The tables below provide information about our interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2005. For the foreign currency denominated obligations these amounts have been converted at the selling rates at December 31, 2005, and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

	On December 31, 2005

	Expected maturity date

							Average
							annual
	2006	2007	2008	2009	After 2009	Total	interest rate

	(in millions, except percentages)
Assets:
Time deposits denominated
in reais	155.7	—	—	—	—	155.7	99%
							of
Total assets	155.7	—	—	—	—	155.7	CDI rate

Liabilities:
Long-term debt:
Floating rate, denominated in reais
indexed by TR or UPR	255.4	258.7	281.2	304.6	1,644.4	2,744.3	11.47%
Floating rate, denominated in reais
indexed by TJLP	30.0	31.1	31.0	31.0	89.5	212.6	6.81%
Floating rate, denominated in reais
indexed by IGPM	95.1	44.3	0	195.6	634.0	969.0	13.08%
Floating rate, denominated in reais
indexed by CDI	252.4	341.2	4.8	554.8	9.2	1,162.4	19.66%
Floating rate, denominated in U.S.
dollars	81.9	69.2	64.1	64.1	630.2	909.5	4.47%
Floating rate, denominated in Euro	2.8	—	—	—	—	2.8	3.92%
Fixed rate, denominated in
U.S. dollars	41.4	37.0	533.2	6.5	45.5	663.6	10.63%
Total long-term debt	759.0	781.5	914.3	1,156.6	3,052.8	6,664.2	—

The percentage of our debt subject to fixed and floating interest rates is as follows:

	On December 31,

	2005	2004

Floating rate debt:
Denominated in U.S. dollars	13.70%	14.90%
Denominated in Euro	0.05%	0.10%
Denominated in reais	76.25%	62.00%

Fixed rate debt:
Denominated in U.S. dollars	10.00%	23.00%
Total	100.00%	100.00%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Based on their evaluation as of the end of the period covered by this annual report, the chief executive officer and the chief financial officer of Sabesp have concluded that as of such date Sabesp’s disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) under the U.S. Securities Exchange Act of 1934, or “Exchange Act”) are effective to ensure that information required to be disclosed by Sabesp in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)	During the year ended December 31, 2005, Sabesp has been implementing changes to its internal controls and accounting procedures in preparation for certain internal control reporting requirements as set forth in Section 404 of the Sarbanes-Oxley Act.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

At a board meeting held on June 26, 2006, we established an audit committee, as defined under section 3(a)(58) of the Exchange Act. Our Board of Directors has determined that Farrer Jonathan Paul Lascelles Pallin qualifies as an “audit committee financial expert” as defined for the purposes of this Item 16A in Item 16A of Form 20-F. Farrer Jonathan Paul Lascelles Pallin is an “independent director” within the meaning of the SEC rules.

ITEM 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of business conduct and ethics, called Code of Ethics and Conduct, applies to all employees of the company, including the company’s directors, principal executive officer, principal financial officer and principal accounting officer. Our Code of Ethics and Conduct is available on our web site at http://www.sabesp.com.br under “Information to shareholders” and “Corporate Governance”. If we amend the provisions of our Code of Ethics and Conduct, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu Auditores Independentes served as our independent public accountant for the years ended December 31, 2005 and 2004 appearing in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered to us by Deloitte Touche Tohmatsu Auditores Independentes in 2003, 2004 and 2005.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

	2005	2004	2003
	(in thousands of R$)	(in thousands of R$)	(in thousands of R$)

Audit Fees(1)	370	793	252
Audit-related Fees(2)	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—

Total	370	793	252

_______________________
(1)	Audit Fees are the fees billed by Deloitte Touche Tohmatsu Auditores Independentes for the fiscal year 2003, for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial and tax accounting, and reporting standards; internal control reviews; review of security controls and operational effectiveness of systems; and employee benefit plan audits.

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

During 2005, 2004 and 2003, Deloitte Touche Tohmatsu did not provide non-audit services to us.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, together with the Report of Independent Registered Public Accounting Firms, are filed as part of this annual report:

ITEM 19. EXHIBITS

Item	Description
1.1	By-laws of the Registrant (English translation) (incorporated by reference to the June 29, 2006 Form 6-K).
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

12.1	Certification of Dalmo do Valle Nogueira Filho, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA DE SANEAMENTO BÁSICO DO
ESTADO DE SÃO PAULO-SABESP

By:	/s/DALMO DO VALLE NOGUEIRA FILHO
	Name:	Dalmo do Valle Nogueira Filho
	Title:	Chief Executive Officer

By:	/s/RUI DE BRITTO ÁLVARES AFFONSO
	Name:	Rui de Britto Álvares Affonso
	Title:	Chief Financial Officer and
Investor Relations Officer

Date: June 29, 2006

Companhia de Saneamento

Básico do Estado de São Paulo –

SABESP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1.	We have audited the accompanying balance sheets of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (a Brazilian Corporation hereinafter referred to as the “Company”) as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders’ equity and changes in financial position for each of the three years in the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, such financial statements present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2005 and 2004, and the results of its operations, changes in shareholders’ equity and changes in financial position for each of the three years in the year ended December 31, 2005, in conformity with accounting practices adopted in Brazil.

4.	As mentioned in Note 6, the Company is negotiating with the State of São Paulo Government the reimbursement of the amounts for supplementary retirement and pension paid by the Company and the future flow of these payments to be reimbursed by the State of São Paulo Government.

5.	Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected results of operations for each of the three years in the year ended December 31, 2005 and the determination of shareholders’ equity as of December 31, 2005 and 2004, to the extent summarized in Note 22 to the financial statements.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

São Paulo, Brazil
June 26, 2006

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais – R$)

Assets	2005	2004

Current assets
Cash and cash equivalents (note 4)	280,173	105,557
Customer accounts receivable, net (note 5)	1,195,249	949,792
Receivable from shareholder, net (note 6)	166,356	81,334
Inventories	36,070	29,604
Deferred taxes (note 10)	23,515	30,215
Other current assets	24,023	33,288

	1,725,386	1,229,790

Long-term assets
Customer accounts receivable, net (note 5)	263,356	278,060
Receivable from shareholder, net (note 6)	800,594	740,609
Indemnities receivable (note 7)	148,794	148,794
Escrow deposits	27,926	16,189
Deferred taxes (note 10)	298,820	257,271
Other assets	32,920	27,976

	1,572,410	1,468,899

Permanent assets
Investments	740	5,100
Intangible assets (note 8)	502,518	517,386
Property, plant and equipment, net (note 8)	13,613,581	13,523,536
Deferred charges	20,531	39,097

	14,137,370	14,085,119

Total Assets	17,435,166	16,783,808

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais – R$)

Liabilities and Shareholders’ Equity	2005	2004

Current liabilities
Accounts payable to suppliers and contractors	77,781	51,578
Loans and financing (note 9)	759,013	1,496,810
Accrued payroll and related charges	117,289	107,228
Provisions for contingencies (note 14)	31,557	30,373
Interest on shareholders’ equity (notes 6 and 15 (c))	409,725	144,078
Taxes payable (note 11)	106,131	115,119
Deferred taxes (note 10)	70,893	71,902
Other current liabilities	119,577	83,801

	1,691,966	2,100,889
Long-term liabilities
Loans and financing (note 9)	5,905,208	5,553,843
Taxes payable (note 11)	256,114	272,338
Deferred taxes (note 10)	133,443	130,055
Provisions for contingencies (note 14)	580,840	460,231
Accrued pension obligation (note 12)	276,558	222,176
Other liabilities	108,489	92,688

	7,260,652	6,731,331
Shareholders’ equity (note 15)
Paid-in capital	3,403,688	3,403,688
Capital reserve	78,820	65,291
Revaluation reserve	2,529,771	2,619,220
Profit reserves	2,470,269	1,863,389

	8,482,548	7,951,588
Total Liabilities & Shareholders’ Equity	17,435,166	16,783,808

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(In thousands of Brazilian reais – R$, except for earnings per share)

	2005	2004	2003

GROSS REVENUE FROM SALES AND SERVICES
(Note 18)	5,356,326	4,642,491	4,307,534
Taxes on sales and services - COFINS and PASEP	(402,963)	(245,419)	(176,782)

Net revenue from sales and services	4,953,363	4,397,072	4,130,752
Cost of sales and services (note 19)	(2,390,421)	(2,253,380)	(2,067,148)

GROSS PROFIT	2,562,942	2,143,692	2,063,604

OPERATING EXPENSES (Note 19)
Selling expenses	(537,864)	(502,520)	(297,534)
Administrative expenses	(335,505)	(313,557)	(254,060)
Financial expenses, net	(447,004)	(503,706)	(346,477)

Total operating expenses	(1,320,373)	(1,319,783)	(898,071)

INCOME (LOSS) FROM OPERATIONS	1,242,569	823,909	1,165,533

NONOPERATING INCOME (EXPENSES)
Loss on disposal of property, plant and equipment
(note 8(a))	(19,051)	(34,440)	(61,654)
Others	(6,370)	518	7,199

	(25,421)	(33,922)	(54,455)

INCOME (LOSS) BEFORE TAXES ON INCOME	1,217,148	789,987	1,111,078
Income and social contribution taxes (note 10)	(316,379)	(241,837)	(242,636)
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	900,769	548,150	868,442

Extraordinary item, net of income and
social contribution taxes (note 12)	(35,122)	(35,122)	(35,122)

NET INCOME (LOSS)	865,647	513,028	833,320

Earnings (loss) per thousand shares in R$	30.40	18.01	29.26

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(In thousands of Brazilian reais – R$)

	Paid in	Capital	Revaluation	Profit reserves		Retained

	capital	reserve	reserve	Legal	Investment	earnings	Total

BALANCES AS OF JANUARY
1, 2003	3,403,688	49,503	2,857,965	104,674	830,646	-	7,246,476

Donations		1,236					1,236
Realization of revaluation
reserve			(134,245)			134,245	-

Net income						833,320	833,320

Allocation of income:

Legal reserve				41,666		(41,666)	-

Interest on shareholders’ equity						(504,089)	(504,089)

Investment reserve					421,810	(421,810)	-

BALANCES AS OF DECEMBER
31, 2003	3,403,688	50,739	2,723,720	146,340	1,252,456	-	7,576,943

Donations		14,552					14,552
Realization of revaluation
reserve			(104,500)			104,500	-

Net income						513,028	513,028
Allocation of income: (note
15 )

Legal reserve				25,651		(25,651)	-

Interest on shareholders’ equity						(152,935)	(152,935)

Investment reserve					438,942	(438,942)	-

BALANCES AS OF DECEMBER
31, 2004	3,403,688	65,291	2,619,220	171,991	1,691,398	-	7,951,588

Donations (note 15 (d))		13,529					13,529
Realization of revaluation
reserve			(89,449)			89,449	-

Net income						865,647	865,647
Allocation of income: (note
15 (e))

Legal reserve (note 15 (c))				43,282		(43,282)	-
Interest on shareholders’ equity
(note 15 (c))						(348,216)	(348,216)
Investment reserve (note 15
(e))					563,598	(563,598)	-

BALANCES AS OF DECEMBER
31, 2005	3,403,688	78,820	2,529,771	215,273	2,254,996	-	8,482,548

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(In thousands of Brazilian reais – R$)

	2005	2004	2003

SOURCES OF FUNDS
From operations:
Net income	865,647	513,028	833,320
Items not affecting working capital
Bad debt expense	137,639	76,870	-
Depreciation and amortization	595,981	598,911	564,455
Investments write-off	4,360
Loss on disposal of property, plant and equipment	19,051	34,616	61,654
Write-off of deferred charges	6,700	-	984
Provisions for contingencies	120,609	75,660	147,201
Accrued pension obligation	54,382	76,636	77,204
Interest and monetary and exchange variations on
long-term assets and liabilities:
Assets	(19,597)	(38,548)	(9,434)
Loans and financing	(143,210)	(9,569)	(248,796)
Taxes payable	21,761	25,018	17,165
Deferred income and social contribution taxes:
In long-term assets	(41,549)	(34,467)	(16,771)
In long-term liabilities	3,388	8,938	45,237

Total from operations	1.625.162	1,327,093	1,472,219

From third parties:
Loans and financing, long-term	1,153,479	780,722	860,323
Changes in long-term liabilities		-	196,134
Increase in property, plant and equipment - donations	13,529	14,552	1,236

Total from third parties	1,167,008	795,274	1,057,693

Decrease in working capital	-	356,265	38,268

Total sources	2,792,170	2,478,632	2,568,180

USES OF FUNDS
Increase in long-term assets	180,003	217,107	6,048
Transfer to long-term assets		-	149,760
Decrease in long-term liabilities	46,602	22,668	-
Permanent assets
Property, plant and equipment	678,237	600,903	1,009,365
Deferred charges	106	444	9,469
Transfer from long-term to current liabilities
Loans and financing	634,487	1,484,575	889,449
Interest on shareholders’ equity	348,216	152,935	504,089

Increase in working capital	904,519	-	-

Total uses	2,792,170	2,478,632	2,568,180

Increase (decrease) in working capital

Represented by:
Current assets
At end of year	1,725,386	1,229,790	1,217,165
At beginning of year	1,229,790	1,217,165	1,608,900

Variation in current assets	495,596	12,625	(391,735)

Current liabilities
At end of year	1,691,966	2,100,889	1,731,999
At beginning of year	2,100,889	1,731,999	2,085,466

Variation in current liabilities	(408,923)	368,890	(353,467)
Increase (decrease) in working capital	904,519	(356,265)	(38,268)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(In thousands of Brazilian reais – R$)
SUMMARY

	2005	2004	2003

SOURCES
From operations	1,625,162	1,327,093	1,472,219
From third parties	1,167,008	795,274	1,057,693
Decrease in working capital	-	356,265	38,268
TOTAL SOURCES	2,792,170	2,478,632	2,568,180
USES
Increase in long-term assets	180,003	217,107	6,048
Transfer to long-term assets			149,760
Decrease in long-term liabilities	46,602	22,668
Permanent assets	678,343	601,347	1,018,834
Transfer from long-term to current liabilities	634,487	1,484,575	889,449
Interest on shareholders’ equity	348,216	152,935	504,089
Increase in working capital	904,519	-	-
TOTAL USES	2,792,170	2,478,632	2,568,180

For 2005, the Company has chosen to enhance the model of its Statements of Changes in Financial Position, presenting the Increase in working capital as uses and the decrease in working capital as sources.

        The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
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

With the enactment of Law 12,292 on March 2, 2006 we became authorized to provide water and sewage services outside the State of São Paulo, including in other countries, either directly or through national or international consortia. We may also have equity participation in other state or mixed-capital companies, and establish subsidiaries.

The Company’s shares are listed on the São Paulo Stock Exchange (BOVESPA) in the “New Market” segment since April 2002, and on the New York Stock Exchange (NYSE), in the form of ADRs (American Depositary Receipts) since May 2002.

The Company provides water and sewage services in 368 municipalities in the State of São Paulo, nearly all of which are through concessions granted by the municipalities and most of them with 30-year term. Out of the 17 (seventeen) concession contracts that expired in 2005, 8 (eight) have been extended for a period from 3 (three) months to 1 (one) year and 9 (nine) are under negotiation with the respective Municipalities. In 2006, 135 contracts will expire and the rest between 2007 and 2034. Management expects that the referred concessions will be renewed or extended, thus there will not be an interruption of the water supply and sewage collection. The net book value of property, plant and equipment items relating to the municipalities where the concessions which were under negotiation at December 31, 2005 or that will expire in 2006, totals R$ 1.57 billion and net revenue totals R$ 700,0 million related to these concessions..

The Company does not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for a substantial portion of the sales and services rendered. In Santos, a municipality located in the Santos Coastal Area, which also has a large population, the Company operates under a public authorization, like in some other municipalities in the Santos Coastal Area and the Ribeira Valley, where the Company started operating after the merger of the companies that formed SABESP. Management believes that the Company has a vested right to provide water and sewage services in these municipalities based upon, among other things, its ownership of the related water and sewage systems serving the City of São Paulo and these other municipalities and certain succession rights resulting from the merger which formed the Company.

In general, the Company does not face any competition in the municipalities in which it provides water and sewage services, and management believes that in those municipalities the Company has an exclusive right to provide such services.

All information regarding concession areas, number of municipalities, volumes of water and sewage and other related data disclosed in this report that do not arise from the accounting and/or financial statements are unaudited.

2. PRESENTATION OF FINANCIAL STATEMENTS

The Company’s statutory financial statements, which are used as the basis for determining income taxes and mandatory minimum dividend calculations, have been prepared in accordance with accounting practices adopted in Brazil, which are based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations of the Brazilian Securities Commission ("CVM") and the accounting standards issued by the Brazilian Institute of Independent Auditors (“IBRACON”), collectively referred to hereinafter as “Corporate Law” or “BR CL”. The financial statements prepared in accordance with Corporate Law have not been indexed for inflation after 1995.

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

(b) Presentation of financial statements

To facilitate an understanding of Brazilian accounting practices, the presentation of the financial statements has been adapted from the financial statements filed for Brazilian legal and regulatory purposes. In addition, certain terminology changes have been made and the notes to the financial statements have been expanded to conform them more closely to reporting practices prevailing in the United States of America. All amounts are presented in Brazilian currency (“real” or “reais”), unless otherwise indicated.

3. SIGNIFICANT ACCOUNTING PRACTICES

The Company’s accounting practices, which are based on the accrual concept, comply with the Corporate Law but differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). See Note 22 for further discussion of the differences between BR CL and US GAAP and the reconciliation of shareholders’ equity and net income (loss) between BR CL and US GAAP. Additional disclosure has been included in the notes to the financial statements to comply with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) for foreign registrants.

(a) Revenue from sales and services

Revenue for water and sewer services is recognized as water is consumed or as services are provided. Revenue from water and sewer services rendered but not billed is recorded as unbilled customer accounts receivable based on monthly estimates in order to match such revenue with costs incurred.

In the fiscal year ended December 31, 2004, revenue was recorded net of customer discounts relating to the Program for Consumption Reduction Incentive Program (see Note 18).

(b) Marketing costs

Marketing costs are generally expensed as incurred and reported in administrative expenses. Marketing costs were R$ 17,861, R$ 31,615 and R$ 4,206 for the years ended December 31,

2005, 2004 and 2003, respectively. No marketing costs were deferred at December 31, 2005 and 2004.

(c) Financial income and expenses

Financial income and expenses are primarily comprised of interest and monetary and exchange variations on loans and financing and financial investments, and are calculated and reported on the accrual basis of accounting.

(d) Income and social contribution taxes

Income and social contribution taxes (a federally mandated tax based on income) are accrued on taxable results.

Income tax is calculated at the rate of 15%, plus a 10% surtax, and social contribution tax is calculated at the rate of 9%. These taxes are reported on an accrual basis.

Deferred taxes related to tax loss carryforwards and temporary differences are calculated and recorded based on future taxable or deductible amounts and are recognized to the extent that realization is believed to be probable.

As permitted by the CVM, the Company opted not to recognize the deferred tax liability (non-cash) on the revaluation reserve of property, plant and equipment recorded up to 1991.

(e) Other income and expenses

Other income and expenses are recorded on an accrual basis.

(f) Cash and cash equivalents

Cash and cash equivalents are comprised primarily of bank deposits and financial investments and are carried at cost plus accrued interest, if applicable. Financial investments denominated in reais have a ready market and an original maturity of 90 days or less. These comprise mainly Financial Investment Funds (FIF’s). Foreign currency deposits, if any, are translated at balance sheet date exchange rates. The Company is required by law to invest excess cash with financial institutions controlled by the State Government (see Note 5).

(g) Customer accounts receivable and allowance for doubtful accounts

Customer accounts receivable generally do not accrue interest or indexation charges or penalties, except for refinanced agreements.

The Company records an allowance for doubtful accounts for receivable balances in an amount that is deemed by management to be sufficient to cover probable losses in accounts receivable, based on an aging analysis of receipts, taking into consideration the expected recovery in the different categories of customers accounts. Amounts in excess of R$ 5 and overdue for more than 360 days and in excess of R$ 30 and overdue for more than 360 days, which are under judicial collection proceedings, are provisioned. Accounts receivable balances under R$ 5 and overdue more than 180 days are written off through a direct charge to income.

(h) Inventories

Inventories of materials used in operations and in the maintenance of the Company’s water and sewage systems are stated at the lower of average acquisition cost or realizable value and are classified in current assets. Inventories for capital projects are classified under property, plant and equipment and are stated at the average acquisition cost.

(i) Other current assets and long-term receivables

Other current assets and long-term receivables are stated at the lower of acquisition cost or realization value, plus accrued interest, when applicable.

(j) Property, plant and equipment

Property, plant and equipment are generally stated at amounts established by independent technical appraisals, plus price-level restatements from the date of the appraisals to 1995. Revaluation increments arising from revaluing assets to appraised values are recorded in the revaluation reserve component of shareholders' equity and subsequently transferred from the reserve to retained earnings as the related assets are depreciated, sold or upon disposal. The price-level restatement adjustments were based on official inflation indices published by the federal government. The Company believes that the distortion caused by indices which understated the independently measured inflation rate have been mitigated by recording revaluation increments.

The revaluation of property, plant & equipment items, carried out in two separate stages in 1990 and 1991, was based on an appraisal report issued by independent experts. The referred revaluation was recorded with a corresponding credit to the “Revaluation Reserve” account in Shareholder’s Equity, and is realized through depreciation, sale, and disposal of the respective assets, with a corresponding entry to “Retained Earnings”.

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

Capitalization of interest

Consistent with the requirements of accounting regulations for Brazilian utilities, up to 1985, interest was capitalized at 12% per annum on construction-in-progress. Interest capitalized which exceeded interest expense on loans obtained to finance construction-in-progress was recorded in a capital reserve directly in shareholders' equity. Up to 1995, BR CL did not require the capitalization of interest costs incurred during the construction period as part of the cost of the related property, plant and equipment. However, as permitted by the Brazilian Water and Sewage Plan (Plano Nacional de Saneamento Básico - PLANASA), the Company capitalized interest on construction in progress through 1988. No interest was capitalized from 1989 to 1995. Interest was again capitalized beginning in 1996, following changes in the CVM requirements in 1996. Beginning in 1999, the Company has capitalized indexation charges on the real - denominated loans and financing and the foreign exchange effects on foreign currency loans and financing. The Company capitalizes interest incurred on borrowings to the extent that borrowings do not exceed construction-in-progress, which is recorded as a reduction of interest expense.

Interest capitalized is depreciated with the cost of the asset, once the related asset becomes operational. Through December 31, 1998, but not thereafter, such depreciation of capitalized interest was deductible for purposes of determining taxes on income.

Repairs and maintenance

Improvements to existing property are capitalized, while costs of general maintenance and repairs are expensed as incurred. Materials allocated to specific projects are added to construction-in-progress.

Concession assets acquired

Beginning in 1999, acquisitions of concession assets and concession rights from third parties have been accounted for at fair values, as determined in technical appraisal reports. Accordingly, the purchase price, plus direct costs of acquisition, is allocated to assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. These concessions are recorded as concession assets acquired, included as intangible assets in the balance sheets.

Concession rights are amortized on a straight-line basis over the estimated future periods to be benefited, not to exceed the contractual term of the concession. The straight-line method of depreciation is modified, when applicable, to avoid the backloading of charges in later years by estimating future disbursement commitments to meet the Company’s concession obligations.

Impairment

The Company reviews long-lived assets, primarily buildings and water and sewage systems, including property, plant and equipment and concession assets, to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. The Company assesses impairment on the basis of the projected recovery of depreciation charges through results of operations. The carrying value of assets or groups of assets is written down to realizable value if and when appropriate.

(k) Deferred charges

Deferred charges are comprised primarily of deferred project costs and technical studies, which are being amortized using the straight-line method over 5 years from the date when benefits start to be generated.

(l) Loans and financing

Loans and financing are adjusted by indexation charges and foreign exchange variations and include accruals for related interest expense. Loans and financing denominated in foreign currencies are translated to reais using the exchange rate in effect at the balance sheet date. The resulting foreign currency exchange adjustments are recognized as incurred in financial income (expense), net.

(m) Salaries and payroll charges

Salaries and other payroll charges, including provisions for vacation pay, 13th salary and complementary payments agreed upon through collective bargaining agreements, added by the corresponding payroll charges, are recorded on an accrual basis.

(n) Provisions for contingencies

Provisions for contingencies are recorded at the estimated amounts to cover potential losses related on labor, tax, civil, commercial, environmental and other claims and lawsuits, at administrative and court levels, when such losses are considered probable and are estimateable by management.

(o) Environmental costs

Costs relating to ongoing environmental programs are expensed as incurred. Ongoing programs are designed to minimize the environmental impact of operations and to manage the environmental risks inherent to the Company’s activities. Provisions for contingent losses related to environmental claims are recorded when they are considered to be probable and reasonably estimatable by Management.

(p) Pension and postretirement benefits

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação SABESP de Seguridade Social (“SABESPREV”). CVM resolution 371 of December 13, 2000 determines the recognition of actuarial liabilities exceeding to the plan assets. As permitted, the Company has elected to recognize the transition obligation as of the date of adoption in earnings on a straight-line basis over five years beginning January 1, 2002.

(q) Interest on shareholders’ equity

Brazilian corporations are permitted to deduct for tax purposes interest on shareholders’ equity, which is a distribution similar to a dividend. For financial reporting purposes, interest on shareholders’ equity is recorded as a deduction directly from unappropriated retained earnings. This interest has been recorded in accordance with Law 9249/95, for tax deductibility purposes, limited to the daily pro-rata variation of the Long-Term Interest Rate (“TJLP”). Withholding taxes with respect to the payment of interest on shareholders’ equity is generally withheld and paid by the Company on behalf of shareholders (see note 15).

(r) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ from those estimates.

(s) Earnings (loss) per share

Earnings per share is calculated based on the number of shares outstanding at the balance sheet date.

4. CASH AND CASH EQUIVALENTS

	2005	2004

Cash and banks	124,455	49,638
Financial investments	155,718	55,919

	280,173	105,557

5. CUSTOMER ACCOUNTS RECEIVABLE

The following summarizes customer accounts receivable balances at December 31:

	2005	2004

(a) Private-sector customers
General customers and special customers (i) (ii)	813,306	680,844
Agreements (iii)	142,139	119,027

	955,445	799,871
Government Entities:
Municipal	377,373	289,382
Federal	19,391	16,471
Agreements	59,408	30,979

	456,172	336,832
Wholesale customers – municipal authorities: (iv)
Guarulhos	294,035	264,867
Mauá	94,887	74,571
Mogi das Cruzes	4,145	4,949
Santo André	256,063	221,913
São Caetano do Sul	2,708	3,559
Diadema	76,054	62,385

Total wholesale customers - municipal authorities	727,892	632,244

Unbilled amounts	239,832	218,545

Subtotal	2,379,341	1,987,492
Allowance for doubtful accounts	(920,736)	(759,640)

Total	1,458,605	1,227,852

Current portion	1,195,249	949,792
Long-term portion (v)	263,356	278,060

(i) General customers – residential and small and medium-sized businesses.

(ii) Special customers – large consumers, commercial industries, plants, condominiums and special billing consumers (industrial waste, wells, etc.)

(iii) Agreements – renegotiation of past-due balances [from non-government controlled companies] into installments. Contractual indexation and interest on renegotiated installments recognized financial income were R$ 61,353, R$ 53,531, and R$ 31,687 in 2005, 2004 and 2003, respectively. The amounts under agreements are generally due in approximately 6 – 12 months, except for certain amounts due from municipalities that are receivable through 2011.

(iv) Wholesale customers – municipal authorities - Accounts receivable from wholesale customers relate to the wholesale of treated water to certain municipalities, which are responsible for distribution, billing and collection with the final customers, as follows:

	2005	2004

Balance at beginning of year	632,244	506,309
Billings for services provided	241,126	217,525
Collections –current year services	(113,496)	(68,060)
Collections – prior years’ services	(31,982)	(23,530)

Balance at end of year	727,892	632,244

Current portion	13,092	11,179
Long-term portion	714,800	621,065

(v) The long-term portion of customer accounts receivable consists of the long-term portion of renegotiated past-due private sector customer accounts receivable and past-due balances of wholesale customers-municipal authorities for which management believes collection is not likely within the next year. A number of wholesale customers have been contesting certain tariffs since mid-1998 and are not paying the amounts disputed. While such amounts are currently due and payable, management believes that based on the historical settlement and payment history, that such amounts are better classified as long-term. The long-term portion is recorded net of an allowance for doubtful accounts of R$ 519,632 and R$ 394,569 at December 31, 2005 and 2004, respectively.

(b) Customer accounts receivable aging summary

	2005	2004

Current (including unbilled amounts)	669,917	568,789
Past due:
Up to 30 days	174,129	159,634
From 31 to 60 days	86,206	80,889
From 61 to 90 days	61,743	58,120
From 91 to 120 days	52,237	47,148
From 121 to 180 days	95,253	87,856
From 181 to 360 days	240,533	170,582
For more than 360 days	999,323	814,474

Total aged customer accounts receivable	2,379,341	1,987,492

(c) Allowance for doubtful accounts

    (i) Changes in the allowance for doubtful accounts are as follows:

	2005	2004

Balance at beginning of year	759,640	669,431

Private-sector customers/government entities	23,457	13,339
Wholesale customers	137,639	76,870

Bad debt expense-net of recoveries	161,096	90,209

Balance	920,736	759,640

Current portion	401,104	365,071
Long-term portion	519,632	394,569

Bad debt included as part of selling expenses for the years ended December 31 was as follows:

	2005	2004	2003
Provisions (over five thousand reais)	(207,233)	(99,297)	(132,063)
Recoveries (over five thousand reais)	46,137	9,088	147,062
Direct write-offs (less than five thousand reais)	(177,138)	(205,261)	(101,111)
Recoveries (less than five thousand reais)	82,942	53,893	48,487
Total bad debt expenses (note 19)	(255,292)	(241,577)	(37,625)

In 2003, recoveries included R$ 129,118 of previous allowances related to São Bernardo do Campo, which were reversed in connection with the concession agreement reached in December 2003.

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

6 RELATED-PARTY TRANSACTIONS

The Company is a party to a number of transactions with its majority shareholder, the State Government, and its related agencies.

(a) Receivable from shareholder

	2005	2004

Current:
Water and sewage services (i)	111,550	48,478
GESP Agreement	54,806	32,856

Total current	166,356	81,334

Long-term:
Water and sewage services –GESP Agreement	127,879	269,803
Reimbursement for pension benefits paid (ii)	672,715	576,326

Gross long-term receivable from shareholder	800,594	846,129
Less amounts due to shareholder – interest on
shareholders’ equity	-	(105,520)
Total long-term	800,594	740,609

Total receivable from shareholder	966,950	821,943

Water and sewage services	294,235	245,617
Reimbursement for pension benefits	672,715	576,326

	966,950	821,943

Operating Revenues

Gross revenue from sales and services
Water sales	161,798	147,861
Sewage services	134,313	116,176
Collections	(233,039)	(215,559)

Financial revenues	32,293	23,114

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

Reimbursement for pension and benefits paid represents supplementary pension and leave benefit paid by the Company on behalf of the State Government to former employees of State Government-owned companies which merged to form SABESP. These amounts should be reimbursed to the Company by the State Government, as the primary obligor, in conformity with Law No. 200/74. At December 31, 2005 and 2004, 2,761 and 2,770 retirees, respectively, received supplementary pension payments, for which the Company paid R$ 96,388 and R$ 85,340 in 2005 and 2004, respectively. There were 189 active employees at December 31, 2005, who will be entitled to these benefits once they retire, as compared to 211 at December 31, 2004.

(iii) GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State of São Paulo Government (the GESP Agreement), through the State Department of Finance and the State Department of Water and Energy (DAEE), having the State Department of Water Resources, Sanitation and Works as intervening party. Pursuant to the GESP Agreement, the State Government, by force of Law No. 200/74, acknowledged to be responsible for the supplemental retirement and pension benefits and agreed to pay amounts it owed to the Company in respect of water and sewage services. The value at the date of the Agreement was R$ 678,830, of which R$ 320,623 refered to supplemental retirement and pension benefits in the period from March 1986 until November 2001, and R$ 358,207 refered to water supply and sewage collection services invoiced and due from 1985 until December 1, 2001.

Considering the strategic importance of Taiacupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, for ensuring the volume of water of the Alto Tietê System to be maintained, it was agreed that DAEE would transfer these properties to the Company, with the fair value of these transferred assets used to reduce the amounts owed to the Company.

Under the December 2001 agreement, in July and August 2002, a State Government -owned construction company (Companhia Paulista de Obras e Serviços—CPOS), on behalf of the State, and an independent appraisal firm (ENGEVAL—Engenharia de Avaliações), on the Company’s behalf, presented their valuation reports relating to the reservoirs. Under the agreement, the arithmetic average of these appraisals is deemed the fair value of the reservoirs. The appraisals contained in these reports were in the amounts of R$ 335.8 million and R$ 341.2 million, respectively. Because the Company had already made investments in these reservoirs by then, the arithmetic average of the appraisals submitted to the Company’s Board of Directors for approval in August 2002 of R$ 300.9 million was net of a percentage corresponding to these investments. Our Board of Directors approved the valuation reports.

Under the December 2001 agreement, for amounts due in excess of the fair value of the reservoirs, the State Government is to make payments in 114 consecutive monthly installments, with the first payment to be made upon the latest of (1) 210 days after the date of the agreement, (2) agreement by the parties on the fair value of the reservoirs and (3) conclusion of the audit by a State-appointed auditor of amounts owed. The nominal amount owed by the State Government would not be indexed to inflation or earn interest if there was a delay in concluding the appraisal of fair value. The installments will be indexed on a monthly basis by the IGP-M, plus 6.0% per year, starting on the date the first installment becomes due. The original first payment was to be made in July 2002.

On October 29, 2003, the Public Attorney of the State (Ministério Público do Estado de São Paulo), on behalf of the people of the State, brought a civil public action in a Trial Court of the state of São Paulo (12a Vara da Fazenda Pública do Estado de São Paulo) alleging that a transfer to the Company of ownership of the Alto Tietê System reservoirs from DAEE would be illegal. An injunction against the transfer of ownership of such reservoirs was granted but was later reversed. However, in October 2004, the court ruled in favor of the Public Attorney of the State, which the Company believes relates only to the illegality of the transfer of the reservoirs. In response, the Company filed an appeal which is pending final decision and the State Government successfully filed an action suspending the lower Court’s decision until final judgment is reached by the Court of Appeals of the state of São Paulo (Tribunal de Justiça do Estado de São Paulo). The Company is unable to predict whether it will succeed in appealing such decision. Management currently does not expect that an eventual unfavorable decision would have material adverse effect on the Company’s business and financial condition.

The December 2001 agreement also provided that the legal advisors of the State Government would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to us by the State Government. Management does not expect these analyses to differ significantly from the amounts recorded in respect of these amounts. The commencement of payments with respect to pension amounts owed by the State Government has been postponed until such analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs described above are formalized. In addition, the transfer of these reservoirs is currently being disputed and we are not certain whether such transfer will be legally allowed, as discussed above.

Based on Official Notice No. 53/2005 of the State Capital Defense Council (CODEC), dated March 21, 2005, negotiations are still ongoing between the Company and the State Government with a view to restatement of the debt for supplemental retirement and pension benefits, under the terms defined in the December 2001 agreement, including amounts due after November 2001. These negotiations are expected to be consolidated in a second amendment to the December 2001 agreement, including criteria for recovery of future amounts to be disbursed by the Company. The Company has retained Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, USP – “FIPECAFI” to validate the actual values to be reimbursed by the State Government, taking into account the legal advice provided by the General Office of the State Attorney provided by the Office of the State Attorney General.

As these negotiations are still in the early stages, it is not possible to determine the net effects on the balance sheet resulting from such negotiation. Management does not expect to incur significant net losses relating to any differences between the amounts recorded as due from the State Government and the amounts expected to be received by Sabesp.

The following summarizes activity with respect to amounts due from the State Government related to the reimbursement of pension and retirement benefits:

	December 31,

	2005	2004

Receivable from shareholder – reimbursement for
pension benefits paid:
Balance at beginning of the year	576,326	490,986
Payments made on behalf of State Government	96,389	85,340

Balance at end of the year	672,715	576,326

Management continues to believe that the amounts due from the State Government are collectible and does not expect to incur losses on these accounts receivable.

The balances for water and sewage services were included in the 1st amendment, as described below (iv).

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

The Company and the State Government agreed to the reciprocal offset of R$ 404,889 (monetarily adjusted through February 2004). The remaining obligation of R$ 176,890 at February 29, 2004 is being paid in monthly installments from May 2005 through May 2009, which is subject to monthly monetary adjustment at the Expanded Consumer Price Index (IPCA/IBGE), plus 0.5% .

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

The balance of Interests on Own Capital, in the amount of R$ 113,842, adjusted pursuant to the IPCA-IBGE, was netted against accounts overdue after February 2004.

During 2005, the Company received the amount of R$ 35,797 relating to the payment installments from May to December 2005 and has offset the remaining balance of interest on shareholders’ equity due the State Government of R$ 105,520 against the balance due for water and sewage services as contemplated in the Amendment.

The Amendment to the GESP Agreement does not provide for amounts owed by the State Government for supplementary retirement and pension plan benefits, paid by the Company on behalf of the State Government. Such amounts continue to be subject to the terms of the original GESP Agreement. Part of such amounts may be netted upon the transfer of the reservoirs that make up the Alto Tietê System. As discussed above, the Company and the State Government are negotiating the transfer and netting of the additional amounts owed.

Management believes that the amounts owed by the State Government shall be received and it is not estimated that losses will be incurred with such accounts receivable.

The following summarizes the movement of the related accounts receivable from shareholder related to water and sewage services and the related amounts due to shareholder related to interest on shareholders’ equity reflecting the Amendment as of and for the years ended December 31, 2005, 2004 and 2003:

	December 31,

	2005	2004	2003

Receivable from shareholder – water and sewage services:
Balance at beginning of the year	351,137	565,889	423,665
Services provided and billed	296,111	264,037	253,415
Collections	(233,039)	(215,559)	(169,701)
Collections – GESP Amendment	(35,797)	-	-
Amounts offset in accordance with GESP Amendment	(105,520)	(299,369)	-
Monetary restatement	21,343	36,139	58,510

Balance at end of the year	294,235	351,137	565,889

Less amounts due to shareholder – interest on shareholders’
equity	-	(105,520)	(401,712)

Receivable from shareholder – water and sewage
services net	294,235	245,617	164,177

Amounts due to shareholder – interest on shareholders’ equity
(State Government only):
Balance at beginning of the year	190,751	518,732	207,932
Payments during the period	-	(123,636)	(80,965)
Amounts offset in accordance with GESP Amendment	(105,520)	(299,369)
Monetary correction	-	9,793	31,098
Interest on shareholders’ equity declared and payable for the
year	175,009	85,231	360,667

Balance at end of the year	260,240	190,751	518,732

Less amounts reclassified to receivable from shareholder	-	(105,520)	(401,712)

Amounts due to shareholder – interest on equity
(State Government) net	260,240	85,231	117,020

(b) Cash and cash equivalents

The Company’s balance of cash and financial investment accounts with financial institutions controlled by the State Government was R$ 242,021 and R$ 72,777 at December 31, 2005 and 2004, respectively. The financial income from such financial investments was R$ 32,293, R$ 23,114 and R$ 67,799 in fiscal years ended December 31, 2005, 2004 and 2003, respectively.

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

The Company has the right to draw water from and release emissions into the reservoirs during a 30-year period which began in 1997. The Company capitalizes expenditures on the facilities constructed. The assets relating to the original reservoir project were placed in service in 1994 and 2002 and are being depreciated over the remaining term of the original 30 year period. The Company had recorded as part of property, plant and equipment R$ 58,397 and R$ 61,135 of amounts capitalized with respect to these agreements, net of accumulated depreciation, at December 31, 2005 and 2004, respectively.

(d) Contracts with reduced Fare for State and Municipal Public Entities that adhere to the Program of Rational Use of Water

The Company has entered into contracts with public entities related to the State Government and other municipalities involving approximately 6,800 properties that are benefited with a 25% tariff reduction for water and sewage services. The contract provides for the implantation of the program of rational use of water, which considers the reduction in water consumption.

(e) Guarantees

The State Government and the Brazilian Federal Government, in some cases, provide guarantees of, or security for, the Company’s loans and financing. The Company does not pay any fees with respect to these guarantees.

7. INDEMNITIES RECEIVABLE

Indemnities receivable is a long-term asset representing amounts receivable from the Municipalities of Diadema and Mauá as indemnification for the unilateral withdrawal by those authorities of the Company’s water and sewage service concessions in 1995. As of December 31, 2005, this asset amounted to R$ 148,794.

Under these concession agreements, the Company invested in the construction of water and sewage systems in these municipalities to meet its concession service commitments. Upon the unilateral termination of the Diadema and Mauá concessions, these assets were impounded by the municipal authorities, which took on the responsibility of providing water and sewage services in these areas. At that time, the Company reclassified from property, plant and equipment balances relating to the impounded assets to long-term assets (indemnities receivable) and recorded impairment charges to reduce the carrying value of the assets to the estimated recoverable amounts for which the Company had contractually agreed as fair compensation with the relevant authorities. The net book value of items of property, plant and equipment items relating to the municipality of Diadema, which was written-off in December 1996, was R$ 75,231, and the balance of indemnity and other receivables from the local government was R$ 62,876 at December 31, 2005. The net book value of property, plant and equipment items relating to the municipality of Mauá, which was written-off in fiscal year 1999, was R$ 103,763, and the balance of the indemnity receivable from the municipality was R$ 85,918 at December 31,2005.

The Company’s rights to the recovery of these amounts are being disputed by the municipalities and no amounts have been received to date.

In December 1996, the Company filed a claim seeking compensation for the amounts due by the municipality of Diadema. In the first instance, the judge pronounced a sentence against the Company. The Company filed an appeal in November 2000 and on December 1st, 2005, partial acceptance to the appeal was given in order to declare the validation of the agreement with the Municipality of Diadema.

With respect to Mauá, a decision has been issued by the lower court requiring Mauá to pay an amount of R$ 153.2 million as compensation for the loss of profits. This decision was appealed by Mauá and is pending Appeal Court decision.

Based on the advice of legal counsel, management continues to believe that the Company has the legal right to receive such amounts and it continues to monitor the status of the legal proceedings. However, the ultimate amounts to be received, if any, will most likely be subject to a final court decision. As such, actual amounts received could differ from those recorded.

8. PROPERTY, PLANT AND EQUIPMENT

		December, 31

	Annual
	Depreciation
	rates - %	2005	2004

In use:
Water systems:
Land	-	938,589	932,233
Buildings	4%	2,660,875	2,617,359
Connections	5%	800,544	779,626
Water meters	10%	272,240	260,597
Networks	2%	3,235,646	3,191,257
Equipment	10%	246,893	243,847
Other	2 to 20%	498,950	469,340

		8,653,737	8,494,259
Accumulated depreciation		(3,074,797)	(2,804,179)

Total water systems		5,578,940	5,690,080

Sewage system:
Land	-	352,080	349,553
Buildings	4%	1,456,577	1,433,614
Connections	5%	846,334	824,890
Networks	2%	4,660,594	4,551,989
Equipment	10%	500,449	485,934
Other	2 to 20%	15,493	12,910

		7,831,527	7,658,890
Accumulated depreciation		(2,222,011)	(1,987,981)

Total sewage systems		5,609,516	5,670,909

General use:
Land	-	102,952	102,868
Buildings	4%	120,853	119,313
Transportation equipment	20%	133,433	130,695
Furniture, fixtures and equipment	10%	280,097	284,160

		637,335	637,036
Accumulated depreciation		(368,534)	(333,110)

Total general use		268,801	303,926

Non operational assets, net of accumulated depreciation		31,832	31,903

Subtotal		11,489,089	11,696,818

Construction in progress:
Water systems		683,094	561,878
Sewage systems		1,421,491	1,245,036
Other		19,907	19,804

		2,124,492	1,826,718

		13,613,581	13,523,536

(a) Disposals of property, plant and equipment

The Company wrote off property, plant and equipment items in the amount R$ 19,051, R$ 34,616 and R$ 61,654 in 2005, 2004 and 2003, respectively. Of these losses, R$ 9,879, R$ 26,034 and R$ 49,379 in 2005, 2004 and 2003, respectively, related to the disposal, theft and obsolescence of assets in use. The remaining balance of losses, of R$ 9,172, R$ 8,582 and R$ 12,275 in 2005, 2004 and 2003, repectively, related to the write-off of construction in progress projects which were determined to be no longer economically feasible.

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

(b) Capitalization of interest and financial charges

The Company capitalized interests and monetary variation, including foreing currency exchange variation, to property, plant and equipment in the amount of R$ 4,335 and R$ 4,907 for the years ended on December 31, 2005 and 2004, respectively during the period in wich the related assets were under construction.

(c) Construction in progress

Construction in progress primarily related to new projects and operating improvements is as follows:

	2005	2004

Water systems:
Networks and connections	238,122	231,653
Transmission	36,712	30,020
Water treatment	97,502	101,033
Sub-transmission	155,493	86,502
Production and storage	116,306	74,092
Other	38,959	38,578

Total water systems	683,094	561,878

Sewage systems:
Collection	1,139,045	990,325
Treatment	182,967	166,916
Others	99,479	87,795

Total sewage systems	1,421,491	1,245,036
Others	19,907	19,804

Total	2,124,492	1,826,718

Estimated disbursements related to construction works already contracted are estimated to be approximately R$ 957,000 for fiscal years from 2006 to 2011 (unaudited).

(d) Expropriations

Development of major water and sewage systems frequently requires the expropriation or establishment of rights of way through third-party properties. The owners of these properties are generally compensated either through negotiated settlements or judicial arbitration in conformity with applicable legislation.

Disbursements to be effected as from fiscal year 2006 are estimated to be approximately R$ 279,621 (unaudited), which will be paid out of Company funds. The related assets acquired as a result of these negotiations are recorded as property, plant and equipment when the expropriation is complete. The total amount paid relating to expropriations of property, plant and equipment in 2005 and 2004 was R$ 11,472 and R$ 5,423, respectively.

(e) Assets in guarantee

At December 31, 2005 and 2004, the Company had assets in the amount of R$ 249,034 provided as guarantee under the Special Tax Debt Refinancing Program - PAES (Note 11).

Three of the Company’s properties in the amount of R$ 60,539 were pledged as collateral for the financing with the International Bank for Reconstruction and Development.

(f) Non-operating assets

The Company had R$ 31,832 at December 31, 2005 (2004 - R$ 31,903) referring to other non-operating assets, comprised primarily of land surrounding reservoirs.

(g) Revaluation

Property, plant and equipment items were revaluated in 1990 and 1991 and have been depreciated at annual rates which take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports that, as a rule, fall within the ranges of the above presented rates.

(h) Totally depreciated assets

On December 31, 2005 and 2004 the gross accounting value of the totally depreciated assets which are still in use is R$ 336,086 and R$ 307,078, respectively.

(i) Concessions

(i) Intangible Assets

Beginning in 1999, negotiations and acquisition of new concessions considers the financial economic value of the business, defined in an appraisal report, issued by independent experts.

The terms of these concessions are generally for a period of 30 years and generally include the corresponding right to operate the related concession assets for which the Company does not have title. The purchase price for these concessions is generally the fair value of the concession, based on appraisal reports which take into consideration the projected cash flows and the remaining concession period at the date of acquisition. The cost of the concession assets acquired is amortized over the concession period using the straight-line method.

Municipalities	Years Ended December 31,

	2005	2004

Agudos	7,331	7,293
Bom Sucesso do Itararé	131	81
Campo Limpo Paulista	11,509	11,375
Conchas	2,171	2,141
Duartina	1,459	1,430
Estância de Serra Negra	11,423	11,290
Itapira	14,762	14,293
Itararé	5,508	5,459
Marabá Paulista	358	357
Miguelópolis	3,978	3,934
Osasco	260,013	256,418
Paraguaçu Paulista	13,966	13,929
Paulistânia	149	148
Sandovalina	211	210
Santa Maria da Serra	885	873
São Bernardo do Campo	237,459	237,459
Várzea Paulista	11,668	11,542

Total	582,981	578,232

Less accumulated amortization	(80,463)	(60,846)

Concession assets, net	502,518	517,386

Amortization expense related to intangible concession rights was R$ 19,617, R$ 18,259 and R$ 10,510 for the years ended December 31, 2005, 2004 and 2003, respectively. Estimated amortization expense for the next five years is estimated to be approximately R$ 20,000 per year.

(ii) Fixed Assets in operation

The fixed assets in operation represent the assets involved in the service providing of supply of water and collection of sewage in 352 municipalities the other municipalities were negotiated by financial economic appraisal, as described in the item above. In the case of Sao Bernardo do Campo, the negotiation that occurred in December 2003 was based on a financial economic appraisal amounting to R$ 415,471 and there was the transfer of services, as well as the ownership of the assets. In December, 2004 the property evaluation of the assets has been completed for the Municipality. The amount arrived at of R$ 175,858 was reclassified in December 31, 2004 from “intangible assets” to “operating assets”.

The concession contracts foresee that the assets shall be transferred to the conceding power at the end of the term.

In 2005, 17 (seventeen) concession contracts expired, being that 8 (eight) were extended for a period from 3 (three) months to 1 (one) year and 9 (nine) are under negotiation. The net accounting value of the fixed assets in the Municipalities where the concessions are under negotiation (2005) or that will expire in 2006, amount to R$ 1.57 billion.

On December 31, there was no amount pending of payments to the municipalities.

9 - LOANS AND FINANCING

	2005			2004

	Short Term	Long Term	Total	Short Term	Long Term	Total	Guarantees	Final Maturity Date	Annual interes t rate	Adjustment to inflation

In local currency:

Banco do Brasil	194,238	2,028,429	2,222,667	173,539	2,161,423	2,334,962	State of S.Paulo Government and Own Funds	2014	8.50%	UPR
Debentures 4th Issue	99,998	-	99,998	100,001	99,998	199,999		2006	CDI+1.2%	-
Debentures 5th Issue	148,917	148,917	297,834	148,377	296,754	445,131		2007	CDI+1.1% and	IGP-M
									10.65%
Debentures 6th Issue	-	614,383	614,383	-	609,693	609,693		2010	CDI+1.75% and	IGP-M
									11%
Debentures 7th Issue	-	300,516	300,516	-	-	-		2010	CDI+1.5% and	IGP-M
									10.8%
Debentures 8th Issue	-	696,594	696,594	-	-	-		2011	CDI+1.5% and	IGP-M
									10.75%
Caixa Econômica Federal	42,938	459,919	502,857	40,042	457,938	497,980	Own Funds	2007/2022	5% to 9.5%	UPR

Brazilian Economic and Social Development Bank - BNDES	28,699	182,358	211,057	5,443	172,343	177,786	Own Funds	2013	3% + TJLP limit 6%
Other	2,505	24,308	26,813	2,348	24,910	27,258		2008/2011	12%/CDI/TJLP +	UPR
									6%
Accrued Interest and financial charges	115,554	-	115,554	76,950	-	76,950

	632,849	4,455,424	5,088,273	546,700	3,823,059	4,369,759

In foreign currency:

Eurobonus: US$ 225,000 thousand (2004 - US$ 500,000 thousand)	-	526,658	526,658	729,960	597,240	1,327,200		2008	12%	US$

Interamerican Development Bank (IDB):
US$ 435,451 thousand (2004-US$ 457,799 thousand)	101,157	918,103	1,019,260	104,048	1,111,133	1,215,181	Federal Government	2007/2025	3.00 to 7.70%	Currency basket var. +US$
International Bank for Reconstruction and
Development - BIRD (“World Bank”): US$6,439 thousand (2004-US$ 11,754 thousand)	10,049	5,023	15,072	12,480	18,720	31,200	Federal Government	2007	4.59%	Currency basket var. +US$
Deutsche Bank Luxemburg: US$ 20,000 thousand in 2004
	-	-	-	53,088	-	53,088		2005	11.125%	US$
Société Générale: € 1,020 thousand (2004- € 1,932 thousand)	2,824	-	2,824	3,303	3,691	6,994	Federal Government	2006	3.92%	EUR
Accrued Interest and financial charges	12,134	-	12,134	47,231	-	47,231

Sub-Total	126,164	1,449,784	1,575,948	950,110	1,730,784	2,680,894

Total loans and financing	759,013	5,905,208	6,664,221	1,496,810	5,553,843	7,050,653

Exchange rate at December 31, 2005: US$ 2.3407 (2004 – US$ 2.6544) ; EUR 2.76905 (2004- EUR 3.61949

(a) Banco do Brasil

In March 1994, existing loan agreements with Caixa Econômica Federal were refinanced and the loan rights were transferred by that financial institution to the Federal Government, with Banco do Brasil acting as an agent. Under the terms of the agreement signed with the Federal Government, charges and payments are made on the “Price” amortization system, indexed monthly to the Standard Reference Unit (UPR), which is equal to the Government’s benchmark Interest Rate (TR), plus 8.5% per year. Interest and principal are payable monthly, with final maturity in 2014. This financing is guaranteed by the State of São Paulo Government’s revenue and by the Company’s own revenues.

(b) Debentures

(i) 4th Issue

On April 1, 2001 the Company made a public placement of 30,000 non-convertible, registered, book-entry type, single series debentures, at the unit value of R$ 10, in an aggregate amount of R$ 300,000. The placement of these debentures in the local market occurred through an auction held on June 8, 2001.

Principal amortization is being made in 12 quarterly installments, beginning on March 15, 2004, with a final scheduled redemption date on December 15, 2006.

These debentures bear interest at the daily interbank deposit rate (CDI), as calculated and disclosed by the CETIP (Securities Custody and Financial Settlement Agency), plus 1.20% per annum spread. Interest is paid quarterly, beginning on June 15, 2001.

Proceeds from the issue were used to settle debt obligation that came due in the funding year.

Interest expense was R$ 30,020, R$ 42,472 and R$ 68,297 in 2005, 2004 and 2003, respectively. Accrued and unpaid nterest at December 31, 2005 of R$ 775, is recorded under “Loans and financing” in the current liabilities.

(ii) 5th Issue

On April 1, 2002 the Company made a public placement for the 5th issue of simple, book-entry, registered, unsecured, non-convertible debentures, with face value of R$ 10.

Proceeds from the issue were used for settling debt obligations that came due during fiscal year 2002.

40,000 debentures were issued, distributed in two series, as follows:

	1st Series	2nd Series
Placement date	05/16/2002	05/16/2002
Number	31,372	8,628
Face value of Issue	R$ 313,720	R$ 86,280
Original yield	CDI + 1.85% per year	IGP-M + 13.25% per year
Interest payments	Quarterly, except for last	Annual, except for last
	installment on 03/01/2007	installment in 03/01/2007
Amortization	3 installments on 04/01/2005,	3 installments on 04/01/2005,
	04/01/2006 and 03/01/2007	04/01/2006 and 03/01/2007

The interest rates for the two series were renegotiated for the last time in April 2005, whereby the rate for the 1st Series was changed from CDI + 2.0% per year to CDI + 1.1% per year, and the rate for the 2nd Series was changed from IGPM + 12.7% per year to IGPM + 10.7% per year, which will be in effect until maturity.

Interest expense was R$ 45,015, R$ 54,376 and R$ 73,653 in 2005, 2004 and 2003, respectively relating to the 1st Series and R$ 11,584, R$ 16,641, R$ 15,993, respectively relating to the 2nd Series. The remaining balances of R$ 9,443 (2004 – R$ 13,893 and 2003 - R$ 15,257) for the 1st Series and R$ 7,032 (2004 – R$ 12,328 and 2003 - R$ 11,403) for the 2nd Series are recorded under “Loans and financing”, in current liabilities.

(iii) 6th Issue

On September 17, 2004, the Company registered with the CVM a securities program under which it has been able to offer debt securities, including non-convertible debentures and commercial papers, up to a total amount of R$ 1,500,000 during the subsequent two years. As part of such program, on September 1, 2004 the Company issued 600,000 debentures, distributed in three series, with face value of R$ 1, totaling R$ 600,000. The date of the financial settlement of the transaction was September 21, 2004 for the 1st series, and September 22, 2004, for the 2nd and 3rd series.

The debentures were placed in the market as follows:

				Interest		Maturity
	Amount	Adjustment	Interest	payment	Amortization	date

1st Series	231,813	-	CDI+1.75% p.a.	Semiannual	Single payment	Sep/2007
2nd Series	188,267	IGP-M	11%	Annual	Single payment	Sep/2009
3rd Series	179,920	IGP-M	11%	Annual	Single payment	Sep/2010

Proceeds from the issue was used for final settlement of the 3rd Issue of debentures and promissory notes issued in June 2004 in the amount of R$ 130,000.

Interest expense was R$ 46,481 and R$ 13,484 in 2005 and 2004, repsepctively, relating to the 1st Series; R$ 21,420 –and R$ 6,757 in 2005 and 2004, respetively, relating to the 2nd Series and R$ 20,470 relating to the 3rd Series, which will be paid annually. Remaining balances to be paid in the amount of R$ 14,837 (2004 - R$13,484) of the 1st Series; R$ 6,757 (2004 - R$ 6,757) of the 2nd Series and R$ 6,458 (2004 - R$ 6,457) of the 3rd Series. Such amounts are recorded under “Loans and financing” in current liabilities.

(iv) 7 th Issue of Debentures

Within the program registered together with the CVM on September 17, 2004, the Company issued, in March 1, 2005, 300,000 debentures distributed into two series, without renegotiation, with face value of R$ 1, totaling R$ 300,000. The date of the financial settlement was March 14, 2005.

The debentures were placed in the market as follows:

				Interest		Maturity
	Amount	Adjustment	Interests	Payment	Amortization	Date

1st series	200,000	-	CDI + 1.5%p.a.	Semiannual	Single payment	Mar/2009
2nd series	100,000	IGP-M	10.80%	Annual	Single payment	Mar/2010

Proceeds from the issuance were used to settle obligations due under the 4th and 5th issues of debentures and for payment of other loan installments.

Accrued interest in 2005 was R$ 33,378 referring to the 1st series, paid semi-annually, and R$ 9,013 referring to the 2nd Series, that will be paid annually from March, 2006. The amount relating to the 2nd Series plus the remaining balance of R$ 12,631 relating to the 1st Series are registered under the line item “Loans and financing” in current liabilities.

(v) 8 th Issue of Debentures

In completion to the program registered at the CVM on September 17, 2004 the Company issued, on June 1st, 2005, 700,000 debentures, using the option to increase the quantity of debentures allowed up to 20%, according to the paragraph 2 of article 14 of the CVM inscription nr. 400/03. The debentures were distributed in two series, at par value of R$ 1, amounting to R$ 700,000. The settlement date of the financial operation was June 24, 2005.

The debentures were placed in the market as follows:

				Interest		Maturity
	Amount	Adjustment	Interests	Payment	Amortization	Date

1st series	350,000	-	CDI+1.5% p.a.	Semiannual	Single payment	Jun/2009
2nd series	350,000	IGP-M	10.75% p.a.	Annual	Single payment	Jun/2011

Proceeds were used to settle obligations due under the Euro Bonds contract (note 9 (e) (i)).

In the fiscal year of 2005, interests in the amount of R$ 41,028 have been provisioned referring to the 1st series, paid semi-annually, and R$ 21,420 referring to the 2nd series, that will be paid annually from June, 2006. The amount referring to the 2nd series, plus the remaining balance of R$ 5,341 referring to the 1st series, are registered under “Loans and Financing” in current liabilities.

(c) Caixa Econômica Federal

Pro-Sanitation Program

(i) Water and sewage agreements

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

The balance as of December 31, 2005 and 2004 were R$ 482,984 and R$ 480,389, respectively. In addition, amounts available from these loans are R$ 462,875.

Contract charges are as follows:

Contract executed in:

	1996	1997	1998 - 2004

Interest rates	9.5% p.a.	6.5% to 8.0% p.a.	6.5% to 8.0% p.a.

In the grace period:
Risk fee	1.0% on disbursed	1.0% on disbursed	0.6% p.a. or 2% p.a. on
	amount	amount	outstanding balance
Management fee	0.12% p.m. on	2.0% p.a. on	1.0% p.a. on
	contract value	disbursed value	disbursed value or 2%
p.a. on outstanding
balance por agreements
executed in 2003-2004.

In the operational stage:
Management fee	Difference between	1.0% p.a. on	1.0% p.a. on
calculation of
installment
	at the rate of	outstanding balance	outstanding balance
10.5% p.a.
less rate of 9.5%
p.a.

(ii) Pro-sanitation Program - “Pró-Sanear”

In 1997 and 1998 contracts were signed under the Pro-Sanitation – “Pró-Sanear” program for the improvement of water and sewage services in several municipalities of the Metropolitan Region of São Paulo, with the participation of the communities receiving the services. The loans are collateralized by collections of the daily billings from water supply and sewage services up to the total amount of the debt. Contractually established repayment terms are 180 months from the date the related projects become operational. Outstanding loan balances under this program at December 31, 2005 and 2004 were

R$ 19,873 and R$ 17,591, respectively. The amount available for use from these loans for projects already in progress was R$ 24,287.

Applicable financial charges:

Interest rate – 5.0% p.a.
Management fee (Grace period) – 2.0% p.a. on outstanding balance
Management fee (amortization stage) – 1.0% p.a. on outstanding balance
Risk fee (grace period) – 1.0% on disbursement

(d) BNDES

Agreement 01.2.619.3.1 – This agreement was executed in August 2002 in the total amount of up to R$ 60,000 to partially finance the second stage of the Tietê River Clean-up Project, which is also the project object of loan agreement No. 1212/OC – BR with the Interamerican Development Bank (IDB). The related project is in the execution stage and aggregate borrowings under these agreements in 2005 were R$ 8,093. The outstanding loan balances at December 31, 2005 and 2004 were R$ 52,735 and R$ 44,446, respectively.

In addition, the Company has an onlending agreement (10/669.748 -6) for a total amount of up to R$ 180,000. The onlending agreement has the same purpose as the agreement above with BNDES. The onlending agreement funds are passed on from BNDES to the agents, and by the agents to the Company, distributed among the financial agents as follows:

Agent	Amount

Unibanco – União de Bancos Brasileiros S.A.	60,000
Banco BBA Creditanstalt S.A.	51,000
Banco Alfa de Investimento S.A.	39,000
Banco Itaú S.A.	30,000

Total	180,000

The related project is in the execution stage, aggregate borrowings under the onlending agreements were R$ 24,280 in December 31, 2005. Outstanding loan balances at December 31, 2005 and 2004 were R$ 158,322 and R$ 133,340, respectively.

Applicable interest and charges and amortization for theses BNDES loans are equal for both. Interest is charged at the Long-Term Interest Rate (“TJLP”) limited to 6.0% plus a spread of 3.0% per annum, which is payable quarterly during the grace period and monthly in the repayment period. The portion of the TJLP in excess of 6.0% p.a. is added to the outstanding principal balance. Principal is payable in 84 monthly installments beginning in September 2005, with final maturity in February 2013. The agreements are collateralized by part of the revenue from water and sewage services.

(e) Eurobonds

(i) A foreign credit transaction was entered into in July 1997, having “UBS - Securities LLC” as lead arranger and “Deutsche Morgan Grenfell” and “BB Securities” as co-lead arrangers, in the amount of US$ 275 million. The credit facility bore interest at 10%, which was payable semiannually. The outstanding loan matured in July 28, 2005, and was settled with the funds obtained from the 8 th issue of debentures.

(ii) In June 2003, the Company issued US$ 225 million 12% Notes due 2008. Interest is payable semiannually with final maturity in June 2008. “The Bank of New York” acted as lead arranger and “The Bank of Tokyo Mitsubishi Ltd.” as principal paying agent. Proceeds were used for settlement of obligations under the Eurobond issue of US$ 200 million that matured in July 2003.

(f) Inter-American Development Bank (IDB)

Agreement 229 – In June 1987, the Company signed a loan agreement with the IDB for US$ 163 million to finance improvements and expansion of the sewage systems in the São Paulo Metropolitan Region. Semiannual principal repayments began in January 1994, with final maturity in July 2007. The loan bears interest of 7.7% per annum. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in June 1987, to warrant the provision of funds to meet the obligations set forth in the financing agreement. Outstanding loan balances under the agreement on December 31, 2005 weree US$ 26.1 million (R$ 61,051 and R$ 109,421 at December 31, 2005 and 2004 respectively).

Agreement 713 – In December 1992, the Company signed a loan agreement with the IDB for US$ 400 million to finance the Tietê River Clean-up Project – Stage I. Semiannual principal repayments began in June 1999, with final maturity in December 2017. The loan bears interest at a variable rate based on the cost of funding to the IDB. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in December 1992, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement at December 31, 2005 was US$ 253.7 million (R$ 593,868 and R$ 782,609 at December 31, 2005 and 2004, respectively).

Agreement 896 – In December 1992, the Company signed an additional loan agreement with the IDB for US$ 50 million for the Tietê River Clean-up Project – Stage I. This loan bears interest at 3.0% per annum. Semiannual principal repayments began in June 1999, with final maturity in December 2016. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in December 1992, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement at December 31, 2005 was US$ 30.6 million (R$ 71,521 and R$ 88,480, at December 31, 2005 and 2004, respectively).

Agreement 1.212 – In July 2000, the Company signed a loan agreement with the IDB for US$ 200 million to finance the Tietê River Clean-up Project – Stage II. The related project is in the execution stage, and aggregate borrowings under such agreement in 2005 were US$ 36.7 million. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in July 2000, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The balance available under this facility was US$ 74,9 million at December 31, 2005.

The loan will be repaid in semiannual installments, beginning in January 2006 with scheduled maturity in July 2025. The loan bears interest at a variable rate, payable semiannually, on the daily outstanding balance, based on the cost of funding to the IDB. The outstanding balance of such agreement at December 31, 2005 was US$ 125.1 million (R$ 292,820 and R$ 234,671 at December 31, 2005 and 2004 respectively).

(g) International Bank for Reconstruction and Development – BIRD (World Bank)

Agreement 3.504 – In March 1993, the Company signed an agreement with the State Government for the transfer of the funds received by the State Government from the World

Bank in December 1992. The proceeds from this loan were designated to finance the environmental clean-up of the Guarapiranga Basin. In December 1992, a guarantee agreement was executed between the Federative Republic of Brazil and the BIRD, to warrant the provision of funds to meet the obligations set forth in the financing agreement. Semiannual principal repayments began in October 1997, with final maturity in April 2007. The loan bears interest at 0.5% above the World Bank cost of funding. The outstanding balance at December 31, 2005 was US$ 6.5 million (R$ 15,072 and R$ 31,200, at December 31, 2005 and 2004, resepctively).

(h) Syndicated loans

Deutsche Bank Luxembourg

In October 2000, the Company signed a loan agreement for US$ 100 million having the Deutsche Trust Bank Limited as paying agent and the Brazilian American Merchant Bank as arranger, for the purpose of refinancing the Company’s financial obligations. The loan bears interest at 11.125% per year, and was repaid in 10 semiannual installments, comprising principal and interest for the period, with final maturity in October 2005.

(i) Japan Bank for International Cooperation (“JBIC”)

On August 6, 2004, the Company executed a financing agreement with the JBIC - Japan Bank for International Cooperation, guaranteed by the Federal Government, in the amount of 21,320 million Japanese Yens, equivalent to approximately R$ 422,840, which is intended for the Environment Recovery Program for the Metropolitan Region of Santos Coastal Area.. The first disbursements under this loan were made in January 2006. In addition to the amount received under the JBIC credit agreement, the Company intends to invest up to R$355,000 million in this program. The total term of the financing agreement is 25 years, comprising 18 years for amortization in semiannual installments and 7 years for grace period. Interest will be paid semiannually at the rate of 2.5% p.a. for the sewage network and 1.8% p.a. for sewage treatment facilities.

(j) Financial Covenants

The above loans generally include certain financial and operating covenants that require the Company to maintain certain operating and financial ratios, including but not limited to current ratio, debt-to-equity ratios, certain EBITDA and debt service coverage ratios, as well as other operating, profit and productivity ratios, each as specifically defined in the respective loan agreements.

In addition, certain agreements, including but not limited to those relating to the IDB and the Eurobonds, contain, among other provisions, limitations on the Company’s ability to incur debt. The indenture relating to the 12.0% Notes due 2008 is the most stringent of these debt agreements.

Brazilian regulations provide that a state-owned company, such as the Company, must, subject to some exceptions, use the proceeds of “external credit operations” (i.e., foreign currency borrowings) to refinance outstanding financial obligations. Until so used, these proceeds must be deposited as directed by the Central Bank. The deposit requirement does not apply in the case of import financing and financing transactions involving multilateral and official organizations, such as the Japan Bank for International Cooperation, the World Bank and the Inter-American Development Bank.

Financial covenants of the 6th, 7th and 8th issue of debentures:

  Adjusted current ratio over 1.0; current assets divided by current liabilities, excluding from the current liabilities the short-term portion of the long-term debts undertaken by the Company.
  EBITDA/Financial Expenses equal to or less than 1.5.
  Non-compliance with these obligations will not be evidenced unless if recorded in quarterly financial statements, for at least two consecutive quarters, or for two non-consecutive quarters within a period of twelve months.

Financial covenants of Caixa Econômica Federal - Pro-Sanitation:

  The loans under the Pro-Sanitation program are subject to the Company meeting certain financial and operating covenants (including operating margin, personnel expense margin, and revenue versus collection index, as defined). Such indexes, based on the previous 2 years, are semiannually projected for the next 2 years.

Financial covenants of BNDES:

  Adjusted current ratio: over 1.0;
  Ratio of EBITDA to operating revenue: equal or higher than 38%;
  Ratio of connections (water and sewage) to employees: equal or higher than 520;
  Ratio of EBITDA to debt service: equal or higher than 1.5;
  Ratio of shareholders’ equity to total liabilities: equal or higher than 0.8.

Covenants of Eurobonds (In the constant currency method):

  No incurrence of additional indebtedness if the debt/adjusted capitalization (*) ratio is greater than 0.42;
  Debt Service Coverage Ratio cannot be less than 2.5 (adjusted EBITDA(**)/financial expenses);
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

Financial covenants of IDB:

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

At December 31, 2005 the Company was in compliance with all such covenants.

(k) Maturity dates of loans and financing

							2012
	2006	2007	2008	2009	2010	2011	onward	Total

In domestic currency	632,849	675,299	317,027	1,085,952	653,816	741,483	981,847	5,088,273
In foreign currency	126,164	106,180	597,290	70,632	70,632	70,632	534,418	1,575,948

Total	759,013	781,479	914,317	1,156,584	724,448	812,115	1,516,265	6,664,221

(l) Investment Fund in Credit Rights SABESP I

The INVESTMENT FUND IN CREDIT RIGHTS SABESP I (the “Fund”) has as objective, observing its investment policy, the portfolio diversification and composition, the acquisition of credit rights of SABESP, under the form of closed condominium, having a 60 month-duration term counted from the date of issuance of its quotas, that is March 23, 2006. The fund and the distribution of its senior quotas have been registered with the Securities Exchange Commission – CVM, on March 17, 2006, under the number CVM/SRE/RFD/2006/010.

The fund issued 500 senior quotas with unit value at the issuance date corresponding to R$ 500, totalling R$ 250,000 of funds received which will be used by the Company for settlement of debts becoming due during the fiscal year 2006.

These seniors quotas are collateralized by collections from residential customers and will be amortized in 54 monthly installments. The fund will have a parameter of profitability corresponding to 100% (one hundred per cent) of the DI rate variation, added by an interest pre-fixed coupon of 0,7% (zero point seventy per cent) per year based on 252 working days, observed the terms of the Fund Regulations.

A unique series of 26 subordinate quotas, with unit value at the issuance date corresponding to R$ 500, amounting to R$ 13,000, has been subscribed by the Company and is kept in a deposit account. The subordinate quotas have been amortized and paid-in exclusively by SABESP.

The Fund is managed by Caixa Econômica Federal and has as custody entity the underwriter agent Banco do Brasil S.A.

10. TAXES AND CONTRIBUTIONS

Income tax and social contribution (a federally mandated tax based on income) are accrued on taxable results at the applicable tax rates, generally 25% for income tax and 9% for social contribution tax (34% composite rate).

(a) Reconciliation of the effective tax rate

The amount recorded as income tax and social contribution expenses in the financial statements is reconciled from the nominal rates provided by law, as shown below:

	2005	2004	2003

Income before taxes on income	1,217,148	789,987	1,111,078
Statutory rate	34%	34%	34%

Tax expense at statutory rate	(413,830)	(268,596)	(377,767)
Permanent differences
Realization of revaluation reserve	(30,413)	(35,530)	(45,643)
Interest on shareholders’ equity	118,393	51,998	171,390
Other differences	9,471	10,291	9,384

Income and social contribution taxes	(316,379)	(241,837)	(242,636)

Current	(343,426)	(250,609)	(216,089)
Deferred	27,047	8,772	(26,547)
Effective rate	26%	31%	22%

(b) Composition of deferred taxes and social contributions

In current assets:	2005	2004

Provision for contingencies	10,730	7,650
Tax loss carryforwards	12,785	22,565

	23,515	30,215

In long-term assets:
Provision for contingencies and pension	288,898	228,929
obligations
Tax loss carryforwards	-	21,081
Other	9,922	7,261

	298,820	257,271

Total deferred tax assets	322,335	287,486

In current liabilities:
Deferred PASEP	21,827	22,217
Deferred COFINS	49,066	49,685

	70,893	71,902

In long-term liabilities:
Profit for governmental agencies	80,031	90,324
Revenue for governmental agencies	53,412	39,731

	133,443	130,055

Total deferred tax liabilities	204,336	201,957

(i) In Current Assets

Mainly calculated on temporary differences related to currently non-deductible provisions for continencies in the amounts of R$ 31,557 and R$ 22,501 at December 31, 2005 and 2004). The tax loss carryforwards basis of social contribution accumulated in December 31, 2005 was R$ 142,061 (2004 – R$ 250,719) wich will be realized until December 31, 2006.

(ii) In Long-Term Assets

Mainly calculated on temporary differences in the amount of R$ 873,152 (2004 – R$ 690,613) related to income tax and R$ 894,795 (2004 – R$ 705,969) related to social contribution.

The loss carry forward basis of social contribution has been transferred to short-term in 2005, at December 31, 2004 the balance was R$ 234,231.

(iii) In current liabilities

Substantially calculated on amounts invoiced to government agencies, with taxes being deducted upon receipt of the invoices.

(iv) In long-term liabilities

- Income tax and social contribution

Substantially calculated based on temporary differences in the amount of R$ 248,651 (2004 - R$ 278,923) relating to income tax and R$ 198,545 (2004 - R$ 228,817) relating to social contribution.

- PASEP and COFINS

Substantially calculated on amounts invoiced to government agencies, wich are accrued for when services are rendered and wich are paid when the related amounts are effectively received by the Company.

(c) Tax effects on the revaluation of assets

As permitted by CVM Instruction 197/93, the Company did not record a provision for the tax effects (deferred taxes) on the surplus of the revaluation of property, plant and equipment carried out in 1990 and 1991. Had the income tax and social contribution on the revaluation reserve been accounted for, the unrealized amount at December 31, 2005 and 2004 would have been R$ 461,068 and R$ 491,475, respectively. In the years ended on December 31, 2005 and 2004, the realized revaluation reserve amounts were R$ 89,449 and R$ 104,500.

11. TAXES PAYABLE

	Current		Long-term

	2005	2004	2005	2004

Income tax	2,040	21,162	-	-
Social contribution	2,536	7,080	-	-
COFINS and PASEP	39,470	29,232	-	-
PAES	39,401	36,311	256,114	272,338
INSS	17,320	15,531	-	-
Other	5,364	5,803	-	-

Total	106,131	115,119	256,114	272,338

The Company applied for enrollment in the Special Tax Debt Refinancing Program (“PAES”) on July 15, 2003 in accordance with Law No. 10,684 of May 30, 2003, in which the Company included certain tax liabilities related to COFINS and PASEP, which had previously been the subject of a legal action by the Company challenging the application of Law No. 9718/98, and consolidated the previously outstanding balance of tax liabilities included under the previous Tax Recovery Program (“REFIS”). The total amount of tax liabilities included in the PAES was R$ 316,953, as follows:

Tax	Principal	Fine	Interest	Total

COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639

Total	250,139	13,759	53,055	316,953

The PAES obligation is being paid in 120 months. After enrolling in the PAES Program, the Company paid R$ 37,986 and R$ 34,894 during the years ended December 31, 2005 and 2004, respectively; financial charges in the amount of R$ 24,852 and R$ 28,128 were recorded for the years ended December 31, 2005 and 2004, respectively. Assets pledged as guarantee under the previous REFIS Program, in the amount of R$ 249,034 continue to secure amounts under the PAES Program.

12. PENSION AND HEALTH BENEFIT PLANS

(a) Health benefit plan

Managed by Fundação Sabesp de Seguridade Social – “SABESPREV”, the plan is comprised of free-election health benefit plans, funded by contributions from the sponsor and the participating employees, which were the following in the year:

Company: average of 6.89% (2004 – 6.89%) of on the payroll;
Participating employees: 3.21% of base salary and bonus, corresponding to 2.19% of the gross payroll, on average.

(b) Pension benefits

Managed by Fundação Sabesp de Seguridade Social – “SABESPREV”, the defined benefit pension plan is supported by monthly contributions as follows: 2.10% from the Company and 2.19% from the participating employees. In order to meet the provisions of CVM Resolution No. 371, of December 13, 2000, below is a description of the amounts of pension and retirement benefits paid granted and payable, to which the employees will be entitled after their service time.

Based on independent actuarial reports at December 31, 2005, calculated in conformity with the Projected Unit Credit Method, the Company had a net actuarial liability of R$ 329,772 (R$ 328,605 in 2004), representing the difference between the present value of the Company’s benefit obligations to the participating employees, retired employees, and pensioners, and the fair value of the related assets, as shown below:

(i) Reconciliation of assets and liabilities	2005	2004

Present value of actuarial liabilities	(790,552)	(760,015)
Fair value of plan assets	678,185	584,702
Unrecognized gains	(217,405)	(153,292)

Net actuarial liability	(329,772)	(328,605)
Amortization of past service cost	53,214	106,429

Net liability recognized in the balance sheet	(276,558)	(222,176)

(ii) Expenses recognized in the statements of income	2005

Current service cost	9,889
Interest cost	91,886
Expected return on plan assets	(70,221)
Amortization (gain)/loss	(5,312)
Employee contributions	(13,752)
Amortization of past service cost	53,215

Total	65,705

(iii) Changes in net actuarial liabilities

Present value of the net actuarial liability on December 31, 2004	(222,176)
Current service cost	(9,889)
Interest cost	(91,886)
Expected return on plan assets	70,221
Amortization (gain)/loss	5,312
Employee contributions	13,752
Amortization of past service cost	(53,215)

(287,881)

Actual contributions by the Company in 2005	11,323

Present value of net actuarial liability in December 2005	(276,558)

(iv) Reconciliation of changes in the present value of liabilities

Fair value of plan assets at December 31, 2004	584,702
Actual return on plan assets	98,667
Actual contributions in 2005	25,076
Benefits paid in 2005	(30,260)

Fair value of plan assets at December 31, 2005	678,185

(v) Reconciliation of changes in the present value of liabilities

Present value of liabilities at December 31, 2004	760,015
Current service cost	9,889
Interest cost	91,886
Benefits paid in 2005	(30,260)
Actuarial gain in the present value of liabilities	(40,978)
Present value of liabilities on December 31, 2005	790,552

(vi) Estimated expenses	2006

Current service cost	17,545
Interest cost	93,270
Expected return on plan assets	(83,065)
Amortization (gain)/loss	(9,508)
Employees contributions	(15,411)
Amortization of past service cost	53,214

Total	56,045

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

The assumptions used for the actuarial valuation were as follows:

Economic assumptions	2005	2004

Discount rate	12.32% p.a.	12.32% p.a.
Expected rate of return on plan assets	12.06% p.a.	12.06% p.a.
Future salary increases	6.08% p.a.	6.08% p.a.
Growth in social security benefits and limits	4.00% p.a.	4.00% p.a.
Capacity factor
- Salaries	98%	98%
- Benefits	98%	98%

Demographic assumptions for	2005	2004

Mortality table	GAM 83	Adjusted IBGE
Disabled mortality table	RRB 1944	RRB 1944
Disability entry table	Modified RRB	Modified RRB
	1944	1944
Turnover table	Prudential	Prudential
Retirement age	First age with	First age with
	entitlement to	entitlement to
	one of the	one of the
	benefits	benefits
% active participants married at time of retirement	95%	95%
Age difference between participants and their spouses	Wives are 4	Wives are 4
	years younger	years younger
	than husbands	than husbands

For the 2005 actuarial assessment, the general mortality table has been changed to GAM-83 in replacement to the adjusted IBGE table, as the GAM-83 table reflects the increase in life expectancy of the population evaluated.

The number of active participants at December 31, 2005 and 2004 was 16,449 and 16,673, respectively. The number of inactive participants at December 31, 2005 and 2004 was 4,881 and 4,908, respectively.

The evaluation of “SABESPREV” costing plan is made by an independent actuarial expert, based on different assumptions than those adopted for purposes of ascertaining benefits to employees, as set forth in CVM Resolution no. 371. SABESPREV’s technical deficit at December 31, 2005 is R$ 456,861 (2004 – R$ 357,378). The calculation is substantially different as for the actuarial method in calculating risk benefits before retirement, with sharing to “SABESPREV” and capitalization for the purpose of meeting CVM Resolution no. 371. Another significant difference is the discount rate of 6% for “SABESPREV” and 12.32% nominal rate for CVM Resolution no. 371, resulting from the combination of a long-term inflation rate of 4% per year and actual interest rate of 8%.

As permitted by CVM Resolution No. 371, the Company has elected to amortize the actuarial liability R$ 266,074 at December 31, 2001 over five years using the straight-line method beginning in 2002. The amortization of the transition obligation for past service cost is being recorded as an “Extraordinary Item”, net of tax effects, in the statement of income for the year as follows:

	2005	2004	2003

Extraordinary item	53,215	53,215	53,215
Deferred income and social contribution taxes	(18,093)	(18,093)	(18,093)

Net extraordinary item	35,122	35,122	35,122

Liabilities on December 31, 2001	266,074
Extraordinary item recorded for the period from 2002 to 2005	(212,860)

Balance to be recorded	53,214

The Sponsor and the “SABESPREV” are in process of negotiation so that the technical deficit may be resolved, considering the possibility of changing from the Defined Benefit Plan to Defined Contribution Plan. The Management estimates not incurring in additional costs resulting from any potential change of the referred plans.

13. PROFIT SHARING

The Company recorded additional salary and payroll charges in the amounts of R$ 44,292, R$ 40,262, and R$ 39,978 for the years ended December 31, 2005, 2004 and 2003, respectively, relating to employees profit sharing, in accordance with the labor legislation and agreements with trade unions. Such agreements define certain targets to be met and also define limits for distribution per employee based on monthly salaries. These charges represent an estimate made by management, as the final determination of the amounts payable is not yet available at the date of the preparation of the financial statements.

As a result of negotiations held by the Company with entities representing the employees, a Profit Sharing Program was implemented for the period from July 2005 to June 2006, with the payment of an amount corresponding to up to one month’s payroll, depending on achievement of defined targets. In December 2005 the Company made an advance payment of R$ 22,906, equivalent to 50% of one month’s payroll. The remainder of the 2005 accrual, if applicable, is estimated to be paid at the end of August 2006.

14. PROVISIONS FOR CONTINGENCES

(a) Provisions for contingencies

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, labor, environmental, tax and other matters. The Company has recorded provisions for those claims and assessments whose risk of loss has been determined by management, based on the advice of the Company’s legal and tax advisors, as probable and for which amounts are estimable. These recorded provisions, by nature of the related cases, are summarized below as of December 31:

	2005	2004

Disputes taxes – Finsocial	-	7,872
Customer claims (i)	279,509	219,042
Contractor claims (ii)	194,357	174,354
Civil and tax claims (iii)	74,510	34,590
Labor claims(iv)	28,576	25,854
Environmental claims (v)	24,198	17,884
Other claims	11,247	11,008

Total	612,397	490,604

Current portion	31,557	30,373
Long-term portion	580,840	460,231

(b) Lawsuits with possible risk of loss

In addition to those claims and assessments above whose risk of loss has been determined as probable and for which related provisions have been recorded, the following summarizes the estimated amounts related to other claims and assessments for which management, based on the advice of the Company’s legal and tax advisors, has assessed the likelihood of loss as possible and for which no provision has been recorded in the financial statements.

	2005	2004

Customers claims(i)	728,900	594,200
Contractor claims (ii)	178,700	178,300
Civil and tax claims(iii)	324,400	148,500
Labor claims (iv)	11,500	9,600
Environmental claims (v)	202,600	200,300
Other claims	7,900	15,900

Total	1,454,000	1,146,800

(c) Escrow Deposits

The Company had made escrow deposits in the amount of R$ 4,069 and R$ 1,247 at December 31, 2005 and 2004, respectively, related to pending litigation. Such deposits are restricted and held by the court, pending final resolution of the matters.

(d) Summary of claims and assessments

(i) Customer claims

Approximatly 930 customer claims have been filed against the Company by commercial customers claiming that their tariffs should be equal to those of other categories of consumers and, consequently, claim the refund of amounts imposed and charged by the Company. The Company has obtained final decisions, both favorable and adverse, in several different court levels, and has recorded provisions for cases whose risk of loss has been assessed as probable.

Out of the R$ 728,900 for which the Company has assessed the likelihood of loss as possible, an estimated amount of R$ 103,000 (including claims for refunds, monetary adjustment, interest and attorney’s fees) relates to new lawsuits, and approximately R$ 186,200 refers to thirteen lawsuits. At December 31, 2005, the lower court’s decisions on four of these lawsuits were still pending. While the lower courts have ruled in favor of the Company in connection with other nine lawsuits, a final decision is still pending in all nine cases.

(ii) Contractor claims

Certain construction service contractors have filled claims in court alleging underpayment of monetary adjustments, withholding of amounts relating to the effects of the Real Plan and monetary losses from economic-financial imbalance in the applicable contracts. These lawsuits are in progress in several different court levels, and provisions are recorded for cases with probable chance of loss.

Out of the amount of R$ 178,700 for which we have assessed the likelihood of loss as possible, approximately R$ 140,600 refers to four lawsuits. At December, 31, 2005, three of these lawsuits were in their respective initial stages and one had been ruled in favor of the Company, but was still pending final judgment by the appellate court.

(iii) Civil and Tax claims

The Company is party to a number of civil claims related to indemnifications for material damages, pain and suffering and loss of profits allegedly caused to third parties and which have been brought before different court levels. In addition, the Company is party to a number of tax proceedings. At December 31, 2005, provisions have been recorded in the amount of R$74,510 for civil and tax claims for which the risk of loss has been assessed as probable.

The Company is party to a series of lawsuits initiated by the municipality of Ferraz de Vasconcelos in 1997, seeking payment of penalties in the aggregate amount of R$70.1 million, which we allegedly owe for damages caused during construction in the municipality. Several of these lawsuits have already been rejected by lower courts but are still subject to appeal. The Company has assessed the risk of loss related to these cases as remote, and as such, no amounts have been provisioned at December 31, 2005.

In November 2004, the Company took legal action against the Municipality of Bragança Paulista against the imposition of a new charge over the use of public areas for the installation of water and sewage mains related to the public sanitation services provided to the municipality. In February 2005, the Company was granted an injunction suspending the imposition of this charge and preventing the municipality from collection of any current or future amounts due in respect of this change until there is a final decision on the merits of the case. In June 2005, the lower court ruled in Company’s favor and the injunction was maintained. The municipality appealed such decision and a trial decision was still pending.

The Company initiated legal action in July 1999 to challenge the creation by the Municipality of City of São Paulo of a tax on the use of public areas. The tax would apply to the Company’s water and sewage mains and other installations located in public areas. Based on the advice of internal legal counsel, the Company believes that this municipal tax is unlawful because it was established by a municipal decree instead of a municipal statute. The Company is currently disputing the creation of this tax and any related tax assessment. On May 11, 2000, the trial court of the state of São Paulo (12a. Vara da Fazenda Pública do Estado de São Paulo) issued a decision upholding this municipal tax. The Company has appealed the trial court decision to the Court of Appeals of the state of São Paulo (Tribunal de Justiça do Estado de São Paulo). A recently approved law enacted the tax on the use of public areas in the city of São Paulo. In April 2004, the Company filed a request for injunction seeking the suspension of the tax assessment by the municipality. The injunction was granted on first instance and maintained in the decision of the lower courts. The municipality has appealed this decision to the court of appeals of the state of São Paulo and the decision is still pending. The Company has assessed the risk of loss as possible and currently cannot estimate the potential increase in its expenses if it were required to pay this tax or if any future assessment of this tax would be retroactive to 1999. To date, the Company has not established a provision for any potential expense arising from this municipal tax.

The Company has also taken legal action to challenge a City of São Paulo municipal law enacted in 2002 that revoked the Company’s blanket exemption from municipal taxes. As a result of the loss of the exemption from municipal taxes, the Company may be subject to a tax on services charged at a rate of 5.0% on gross revenue from water and sewage services. The Company requested an injunction against the municipality, which was granted by the trial court of the state of São Paulo (11a. Vara da Fazenda Pública do Estado de São Paulo), and such injunction was maintained after the filing of an appeal by the municipality. However, on May 5, 2005, the lower court issued a decision against the Company. The Company intends to appeal such decision to the fullest extent permissible by law. This action, for which potential expense amounts to approximately R$ 108,095, is assessed as of possible loss by the Company’s tax advisors.

In 2005, new actions, whose risk of loss has been assessed as possible, were filed in the approximate amount of R$ 117,000, with monetary adjustment to the lawsuits in course of approximately R$ 59,000.

(iv) Labor claims

The Company is party to a number of labor claims and proceedings, at various legal stages and in a number of courts, brought by São Paulo Water, Sewage and Environment Service Workers Union (Sindicato dos Trabalhadores em Água Esgoto e Meio Ambiente de São Paulo—SINTAEMA) and the Company’s current and former employees related to overtime pay, health hazard, premium claims, prior notice period, job deviation, salary parity, and other benefits among others. At December 31, 2005, the Company had recorded provisions totaling R$28,576 with respect to potential damages in lawsuits and administrative proceedings whose risk of loss has been determined as probable.

On January 9, 1990, SINTAEMA initiated a lawsuit against the Company, alleging that it had failed to pay certain employee benefits and were required to make a penalty payment to SINTAEMA under a then existing collective bargaining agreement. On July 31, 1992, the Labor Court issued a ruling against the Company, but did not award damages to SINTAEMA at that time. The Company and SINTAEMA are currently engaged in negotiations concerning the amount to be paid by it. The Company also filed a writ of mandamus seeking a court decision establishing that the penalty imposed against us, amounting to approximately R$ 5,558, is excessive since it exceeds the principal amount by a large margin. The Company’s request was denied by the courts and the lawsuit is now awaiting a final decision at Superior Labor Court (Tribunal Superior do Trabalho).

The Company is also a defendant in approximately 1,841 labor proceedings and in one civil public action initiated by and on behalf of some of the Company’s current and former employees relating to certain benefits awarded by Law No. 4,819, of August 26, 1958. Approximately 40 of these plaintiffs are also seeking the same benefits in the civil courts. In all cases, the Company claims that the State Government is responsible for the payments due to the plaintiffs. Some labor and civil proceedings have been ruled upon by the lower courts, but no final decision has been issued to date in any of these legal proceedings. An injunction was granted at the first instance in the civil public action to compel the Company to pay the benefits awarded by Law No. 4,819 to all plaintiffs in that lawsuit. To date, the Company and the State Government have not agreed on any amounts to be reimbursed. The civil public action is now awaiting decision on the merits of the case.

In October 1989, the São Paulo Water, Sewage and Environment Service Workers Union (Sindicato dos Trabalhadores em Água Esgoto e Meio Ambiente de São Paulo—SINTAEMA) commenced a lawsuit against the Company on behalf of employees, alleging that the Company had violated Brazilian labor laws and collective bargaining contracts when it ceased making certain payments to 21,337 employees in 1989. Those payments related to previously mandated inflation-related index adjustments to such employees’ wages and salaries, which, due to a change in applicable law, the Company had ceased making. In November 1995, the Labor Court issued a decision in favor of SINTAEMA, although it never ruled with respect to the amount of damages payable by the Company. The Company appealed the decision of the Labor Court and in April 1997 lost the appeal. The Company later appealed this decision to the Superior Labor Court (Tribunal Superior do Trabalho) and the Superior Court ruled against it. However, the Company filed a motion to vacate (ação rescisória), seeking the annulment of the Superior Court ruling and obtained a favorable decision. SINTAEMA appealed this decision and the Supreme Court maintained the decision in the Company’s favor. The proceeding was dismissed in January 2006.

(v) Environment claims

Environmental claims refer to several administrative proceedings brought by municipalities and other public agencies, including Companhia de Tecnologia de Saneamento Ambiental – “CETESB” (Environment Sanitation Technology Company), seeking to impose fines and penalties for alleged environmental damages.

The Company is being sued by the Public Prosecution Office of the State of São Paulo as well as some non-governmental organizations through a number of environmental civil public actions (i) aiming to enjoin the Company from releasing untreated sewage into certain local water courses, and, in some of them, (ii) seeking remedies for environmental damages, which have not yet been specified and evaluated by technical experts of the courts; and (iii) aiming to require the Company to install and operate sewage treatment facilities in those locations. In each case, the Company is or may be subject to daily fines for noncompliance thereto. In its response to these lawsuits, the Company emphasizes that the installation and operation of sewage treatment facilities in those locations is included in its business plan and that the immediate cessation of the release of untreated sewage into the relevant local water courses would hinder it from collecting sewage in those locations, causing much more damages against the environment and public health. In most of these lawsuits, no final judicial decision has been reached by local judges.

Among those aforementioned civil public lawsuits are the following:

The Public Prosecution Office of the State has brought a civil public action before the São Bernardo do Campo Court (5a. Vara Cível de São Bernardo do Campo) which seeks reparation for environmental damage caused by the Company dumping sludge from its water treatment facilities into certain receiving waters, the immediate cessation of this practice and the implementation of an environmental recovery project. A judge issued a preliminary order that the Company immediately cease such dumping and established a daily R$50 fine for not complying with such order; however, this order has been suspended at the Company’s request. Although the lower court has issued a decision in the Company’s favor, the Public Prosecution Office of the State of São Paulo has appealed such ruling. As a result, the upper courts have decided against the Company and have ordered it to stop dumping sludge within a year from the date the decision is considered final, or to pay a daily penalty of R$10, in addition to repairing the environmental damage caused. This decision is not yet final. The Company is currently unable to evaluate the extent or cost of any remedy that it may be held responsible for in connection with this matter, whose risk of loss has been assessed as possible.

The Public Prosecution Office of the State of São Paulo has brought a civil public action before the Paraguaçu Paulista Courts of Law (1a. Vara de Paraguaçu Paulista) which seeks reparation for and cessation of environmental damage allegedly caused by the Company’s release of raw sewage into the Alegre River, situated in the Municipality of Paraguaçu Paulista. The lower court has issued a decision against the Company, requiring that it (i) cease the release of raw sewage into the Alegre River, (ii) invest in a water and sewage treatment facility in the Municipality of Paraguaçu Paulista; and (iii) pay an administrative penalty in the amount of R$116,900 for environmental damage. The decision also imposes a daily penalty if the Company fails to comply with numbers (i) and (ii) above. The Company has appealed this decision and such decision will not be effective until a final ruling is issued on this appeal. The Company has assessed the risk of loss in this case as possible.

A civil public action was brought against the Company by the Coordination Council for the Civil Entities of Piracicaba (Conselho Coordenador das Entidades Civis de Piracicaba) concerning the limits for water collection from the Piracicaba river and the operation of the Cantareira water distribution system. The plaintiff requests, among other things, a prohibitory injunction in order to restrict the amount of water that the Company collects, the reduction of the Piracicaba river’s collection limit and the payment of damages to the riparian cities in order to cover the direct and indirect environmental damages allegedly caused by the installation and operation of the Cantareira water distribution system. The Company presented its defense in January 2004, alleging that the plaintiff has no standing to bring this action and that some of the requests are inconsistent and/or impossible. The Company has explained that the water collection limit was duly authorized by law and by the competent governmental agency, and that the plaintiff did not prove or specify the damages. The injunction was not granted, and this action is now awaiting judgment on the first instance.

On February 25, 2003, a request for a preliminary injunction was filed against the Company, restricting it from disposing of sewage without due treatment in the municipality of Lutécia. The injunction also determined that payments for water and sewage services by users be deposited with the court until the Company has made the necessary investment in the water and sewage system of the municipality, in addition to paying a daily fine in the amount of R$300,000 (one thousand minimum salaries) in the event the case is decided against it. After submission of an expert report, the Public Prosecutor Office requested that the Company be sentenced to pay an amount of R$82,800. In anticipation of a settlement with the Public Prosecutor Office, the Company condemned the area and requested the respective environmental licenses for it.

The Company is also party to a number of other civil public actions brought by municipalities that seek cessation of the collection of fees relating to sewage services, alleging that the Company does not treat the sewage in such municipalities and that it has failed to make certain investments in sewage treatment systems as provided in the relevant concession agreements.

The Company is also party to several administrative proceedings with CETESB – Companhia de Tecnologia de Saneamento Ambiental (Environmental Sanitation Technology Company) seeking the imposition of penalties for environmental damages allegedly caused by the Company and other regulatory matters. However, the Company does not believe that the final determination in these proceedings will, individually or in the aggregate, have a material adverse effect on its business, results of operations, financial condition or prospects.

At December 31, 2005, the Company had provisioned R$24,198 for environmental claims.

(vi) Other proceedings relating to concessions

The Company is also party to a number of proceedings related to its concessions.

In December 1997, the municipality of Santos enacted a law expropriating the Company’s water and sewage systems in Santos. In response, the Company filed an action seeking an injunction against this expropriation, which was denied by the lower court. This decision was later reversed by the Court of Appeals of the State of São Paulo, which issued a preliminary order suspending that law. On August 2, 2002, a decision on this matter was rendered in the Company’s favor by a lower court, but that decision remains subject to appeal. Despite the pending lawsuit, the Company continues to provide water and sewage services to Santos.

In connection with discussions held with the municipality of Presidente Prudente, the Company filed a suit against the municipality seeking a court decision determining the continuation of the concession agreement with that municipality until the indemnification payment owed to the Company in connection with the return of water and sewage system of Presidente Prudente is made. The lower court issued a decision in the Company’s favor to the effect that it still continue to provide services in the municipality until the indemnification provided for in the concession agreement is paid.

On March 25, 2004, the Public Attorney’s Office filed a civil action against the Municipality of Itapira, its mayor, the Municipal House of Representatives and the Company, claiming that Municipal Law No. 3,593/04 is unconstitutional and seeking termination of the Company’s concession agreement with the municipality. Although an injunction was granted, the São Paulo State Court of Appeals has stayed the injunction. On March 23, 2005, the House of Representatives of Itapira approved a decree revoking the concession agreement. In addition, Municipal Law No. 3,730/05 was enacted revoking an earlier law which authorized the municipality to enter into the concession agreement. The Municipality of Itapira has further filed an action against the Company seeking to repossess the assets related to its water and sewage services and has obtained an injunction which was later confirmed by a court decision. The Company has appealed this ruling but has not been able to suspend the effects of the decision until final judgment. Accordingly, the Company is currently not rendering water and sewage services at Itapira. A trial decision on this litigation is still pending.

The Municipality of Sandovalina has brought a legal action against the Company seeking to (i) obtain the termination of the Company’s concession and (ii) obtain remedies for environmental damage and alleged losses caused to the municipality due to its failure to provide sewage treatment, as well as other damage caused to public property. The Company responded with a counterclaim against the municipality for payment of R$ 115 related to the supply of water from December 1999 to August 2003. The Company is also seeking the payment of a contractual indemnification based on the early termination of the contract. The Company currently continues to operate the water and sewage systems of Sandovalina, and the lawsuit is still in the fact-finding phase.

The Municipality of Salto de Pirapora has obtained an injunction to regain control of the basic sanitation. The Company has filed a lawsuit, aiming at suspending the effects of the injunction granted, which has been accepted.

In addition, the Company is party to a number of proceedings with the Public Prosecution Office and several municipalities which have contested its right to charge a tariff for sewage services provided as opposed to charging a fixed fee for these services. In most of these proceedings, the Company has received decisions in its favor. In addition, the Supreme Court has confirmed the understanding that the Company has the right to charge a tariff for the sewage services it provides. The Company does not believe that the final outcome of these proceedings will have a material adverse effect on its business, results of operations, financial condition or prospects.

15. SHAREHOLDERS’ EQUITY

(a) Authorized capital

The Company is authorized to increase its capital up to a maximum of R$ 4,100,000 registered common shares without par value, upon resolution of the board of directors.

The Company has from time to time issued shares to purchase assets from third parties, usually municipal authorities. These shares are issued at market value, which correspond to the fair value of the assets acquired.

(b) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 28,479,577,827 registered common shares without par value as follows:

	2005		2004

Shareholders	Number of shares	%	Number of shares	%

State of São Paulo Department of Finance	14,313,511,871	50.26	14,313,511,872	50.26
Companhia Brasileira de Liquidação e Custódia	7,708,472,937	27.06	8,070,467,685	28.33
The Bank of New York ADR Department
(Equivalent to stock) (*)	6,430,069,500	22.58	6,068,470,750	21.31
Other	27,523,519	0.10	27,127,520	0.10

	28,479,577,827	100.00	28,479,577,827	100.00

(*) each ADR equals 250 shares

In October 2004, the State of São Paulo Government sold 5.27 billion of its common shares, of which 1.43 billion were sold in Brazil and 3.84 billion were sold as 15.36 million American Depositary Shares (“ADSs”) on the New York Stock Exchange - NYSE.

(c) Distribution of earnings

Shareholders are entitled to a mandatory minimum dividend distribution of 25% of adjusted net income, calculated in conformity with Brazilian Corporate Law. This requirement can be met through payments made in the form of dividends and interest on shareholders’ equity (net of withholding tax), to the extent amounts are available for distribution. Dividend distributions are limited to retained earnings as determined in accordance with BR CL. At December 31, 2005, as required by the CVM, management designated the retained earnings balance to a discretionary investment reserve account (see (e) below).

For purposes of BR CL, and in accordance with the by-laws of the Company, adjusted annual net income is an amount equal to the Company’s annual net income adjusted to reflect allocations to or from (i) statutory legal reserve, (ii) an equity contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any. The calculation of the mandatory minimum dividends for 2005 is as follows:

Net income for the year	865,647
(-) Legal reserve 5%	43,282

Net income	822,365

Mandatory minimum dividend	205,591

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

The Company declared interest on shareholders’ equity, in lieu of dividends, in the amount of R$ 324,461, net of withheld income tax in the amount of R$ 23,755, in 2005. Interest on shareholders’ equity was calculated in conformity with with article 9 of Law No. 9.249/95, at the Long-Term Interest Rate (TJLP); this interest was originally recorded in “Financial expenses” for income and social contribution tax purposes and subsequently, for presentation purposes, has been reflected directly in “Shareholders’ equity” in conformity with CVM Deliberation No. 207/96.

(d) Capital reserve

Capital reserve comprises of tax incentives and donations from government agencies and private entities.

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

The following summarizes the allocation of net income to the investment reserve for the years ended December 31,

	2005	2004

Profit for the year	865,647	513,028

(+) Revaluation reserve realization	89,449	104,500
(-) Interest on own capital	348,216	152,935
(-) Legal reserve 5%	43,282	25,651

Investment reserve	563,598	438,942

Management will propose to transfer the balance of retained earnings in the amount of R$ 563,598 to the “Investment Reserve” account in order to meet the needs for investments out of own funds, as provided for in the Capital Budget.

(f) Legal (statutory) reserve

Under Brazilian Corporate Law, the Company is required to record a legal reserve to which it must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20% of paid-in capital. Accumulated deficit, if any, may be charged against the legal reserve.

16. INSURANCE COVERAGE

Insurance policies held by the Company provide the following coverage, taking into account the risks and nature of the related assets:

Type of insurance	Insured amount – R$

Engineering risk	605,483
Fire	290,692
Civil liability - officers and employees	80,008
Civil liability - construction in progress	5,689
Civil liability - operations	1,500

The Company does not have insurance coverage for business interruption risks nor for liabilities arising from contamination or other problems involving the supply of water to customers. In addition, the Company does not have insurance coverage for liabilities relating to non-compliance with environmental laws and regulations.

17. FINANCIAL INSTRUMENTS AND RISK

In accordance with CVM Instruction No. 235/95, the Company has determined the market values of its assets and liabilities based on available information and appropriate valuation methodologies. Market values and book values of the Company’s financial instruments at December 31, 2005 and 2004 are as follows:

	December 31, 2005			December 31, 2004

	Book	Market	Unrealized	Book	Market	Unrealized
	value	value	gain	value	value	gain

Financial investiments (i)	155,718	155,718	-	55,919	55,919	-
Debentures (ii)	(918,367)	(955,630)	37,263	(1,309,412)	(1,364,223)	54,811
Loans and financing (ii)	(526,658)	(604,315)	77,657	(5,741,241)	(5,880,397)	139,156

	(1,289,307)	(1,404,227)	114,920	(6,994,734)	(7,188,701)	193,967

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

(a) Exchange rate risk

Exchange rate risk is the risk that the Company may incur losses due to exchange rate fluctuations, which could increase the liability balances and related financial expenses of loans and financing denominated in foreign currencies. The Company does not enter into hedge or swap transactions to mitigate foreign currency risk, given the amounts and related costs involved. However, at times, it may enter into forward exchange transactions and financial funding transactions in Brazilian reais to mitigate foreign currency exposure.

A significant portion of the Company’s debt is denominated in foreign currency, primarily the US dollar and the Euro, totaling R$ 1,575,948 (see Note 9). The Company’s net exposure to the exchange rate risk at December 31, 2005 and 2004 is summarized as follows:

	In thousands

	December 31, 2005		December 31, 2004

	US$	€	US$	€

Loans and financing	666,890	1,020	989,553	1,932

(b) Interest rate risk

This risk arises out of the possibility for the Company to incur losses due to interest rates fluctuations that would increase its financial expenses related to loans and financing. The Company has not entered into hedge agreements to mitigate such risk. The Company does, however, continually monitors market interest rates in order to evaluate the possible need to replace or refinance its debt. On December 31, 2005 and 2004, the Company had loans and financing in the amount of R$ 1,327,694 and R$ 981,928, respectively, at variable interest rates (primarily indexed to CDI and TJLP).

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

No single customer represented more than 10% of the Company’s sales and services rendered in the years ended December 31, 2005, 2004, and 2003.

(d) Drought weather risk

The atypical meteorogical conditions for the past three years, resulted in the need to launch institutional campaigns to encourage economical and rational use of water, which has led to a decrease in billed water volumes. At the same time, higher investments were required to mitigate the drought effects on the Company’s water production systems. This drought period has required a reduction in water supply, with a consequent reduction in water volumes billed. In view of the present levels of the reservoirs, no rationing is estimated to occur in 2006.

(e) Valuation of financial instruments

The Company’s main financial instruments of the Company as of December 31, 2005 and the criteria adopted for their valuation are as follows:

(i) Cash and cash equivalents – These comprise cash on hand, bank accounts, short-term investments and forward exchange transactions. The market value of these assets is not different from the amounts stated in the Company’s balance sheet.

(ii) Loans and financing and debentures had their market value determined based on the discounted cash flow, using the interest rate projections available.

18. GROSS REVENUE

	2005	2004	2003

Metropolitan São Paulo	4,044,191	3,456,837	3,268,768
Regional systems	1,312,135	1,185,654	1,038,766

Total	5,356,326	4,642,491	4,307,534

(a) In October 2003, the Company launched a new campaign “Watch the Water Level”, involving advertisements in all media, together with a program consisting of discounts to customers who reduce their water consumption for the period from March to September 2004, by at least 20%, in relation to the average consumption determined by the Company. The Incentive Program for Water Consumption Reduction was implemented in the Metropolitan Region of São Paulo.

The program resulted in a reduction of R$ 74.1 million in the revenue from water and sewage services in the Metropolitan Region of São Paulo during its effective period.

19. OPERATING EXPENSES

	2005	2004	2003

Cost of sales and services:
Payroll and related and charges	854,573	806,362	791,648
General supplies	105,333	84,489	77,250
Treatment supplies	98,823	91,450	88,610
Outside services	297,469	260,423	207,176
Electric power	421,319	396,940	321,323
General expenses	40,603	35,044	33,419
Depreciation and amortization	572,301	578,672	547,722

Total cost of sales and services	2,390,421	2,253,380	2,067,148

Selling expenses:
Payroll and related charges	142,687	138,180	130,978
General supplies	6,632	6,028	5,328
Outside services	82,354	66,956	82,515
Electric power	941	802	743
General expenses	46,667	46,025	37,924
Depreciation and amortization	3,291	2,952	2,421
Bad debt expense, net of recoveries (note 5(c))	255,292	241,577	37,625

Total selling expenses	537,864	502,520	297,534

Administrative expenses:
Payroll and related charges	113,030	110,388	110,509
General supplies	3,973	3,527	3,424
Outside services	94,153	94,825	39,915
Electric power	1,250	904	816
General expenses	73,376	60,936	58,661
Depreciation and amortization	20,389	17,287	14,312
Tax expenses	29,334	25,690	26,423

Total administrative expenses	335,505	313,557	254,060

Total costs and expenses:
Payroll and related charges	1,110,290	1,054,930	1,033,135
General supplies	115,938	94,044	86,002
Treatment supplies	98,823	91,450	88,610
Outside services	473,976	422,204	329,606
Electric power	423,510	398,646	322,882
General expenses	160,646	142,005	130,004
Depreciation and amortization	595,981	598,911	564,455
Tax expenses	29,334	25,690	26,423
Bad debt expense, net of recoveries	255,292	241,577	37,625

Total costs and expenses	3,263,790	3,069,457	2,618,742

	2005	2004	2003

Financial expenses:
Interest and other charges on loans and
financing - local currency	526,585	448,955	523,418
Interest and other charges on loans and
financing - foreign currency	141,844	218,900	255,824
Interest on shareholders’ equity (note 15 (e))	348,216	152,935	504,089
Interest on shareholders’ equity (reversal)	(348,216)	(152,935)	(504,089)
Other expenses on loans and financing	1,825	282	5,801
Income tax on remittances abroad	9,450	(23,786)	37,355
Other financial expenses	35,574	41,126	58,612
Monetary variations on loans and financing	80,411	76,057	144,689
Exchange variations on loans and financing	(312,116)	(179,697)	(540,569)
Other monetary and foreign exchange
variations	1,611	21,257	33,268
Provisions	76,482	38,483	138,440

Total financial expenses	561,666	641,577	656,838

Financial income:
Monetary variations	33,958	60,305	203,938
Income from financial investments	32,292	23,114	69,958
Interest	48,368	57,552	37,450
Other	44	1	2

Total financial income	114,662	140,972	311,348
COFINS and PASEP (taxes on financial income)	-	(3,101)	(987)

Total financial income – net of taxes on financial
income	114,662	137,871	310,361

Financial expenses (income), net	447,004	503,706	346,477

20. MANAGEMENT COMPENSATION

Compensation paid by the Company to the members of its board of directors and management totaled R$ 2,104, R$ 1,838 and R$ 1,478 for the years ended December 31, 2005, 2004 and 2003, respectively.

21. COMMITMENTS

(i) Operating leases

Administrative operating leases and property leases already contracted require the following minimum, noncancellable payments:

2006	10,106
2007	2,766
2008	556
2009	24

Total	13,452

Lease expenses for the years ended December 31, 2005, 2004 and 2003 were R$ 9,505, R$ 11,300 and R$ 11,800, respectively.

(ii) Take-or-pay contracts

The Company has entered into long-term take-orpay-contracts with electric power providers. The minimum amounts payable under such arrangements are as follows:

2006	192,274
2007	167,994
2008	155,890
2009	159,623
2010	161,725
2011	166,968
2012	139,530

Total	1,144,004

Electric power expenses for the years ended December 31, 2005, 2004 and 2003 were R$ 423,814, R$ 398,744 and R$ 322,460, respectively.

22. SUMMARY OF DIFFERENCES BETWEEN BR CL AND US GAAP

The Company’s primary financial statements have been prepared in accordance with BR CL which differs significantly from US GAAP as described below:

(a) Inflation accounting methodology and indices

In Brazil, because of highly inflationary conditions which prevailed in the past, a form of inflation accounting had been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. Two methods of inflation accounting were developed: one required under BR CL; and the other known as the Constant Currency Method. The primary difference between BR CL and the Constant Currency Method relates to accounting for the effects of inflation. Under BR CL, inflation accounting was discontinued effective January 1, 1996. Prior to that date, BR CL required inflationary indexation of property, plant and equipment, investments, deferred charges and shareholders' equity, the net effect of which was reported in the statement of operations as a single line item. The Constant Currency Method is similar to U.S. Accounting Principles Board Statement No. 3 ("APS 3"), except that the former continues to apply inflationary accounting in periods of low inflation. Under US GAAP, the Brazilian economy ceased to be highly inflationary effective July 1, 1997. The other significant difference between the two sets of principles relates to the present-value discounting of fixed-rate receivables and payables, which is required by the Constant Currency Method and is prohibited under BR CL.

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

(i) Additional inflation restatement in 1996 and 1997 for US GAAP

In the reconciliation from BR CL to US GAAP, consistent with the position paper prepared by the U.S. AICPA International Practice Task Force, an adjustment for inflation accounting has been included for the period from January 1, 1996 to December 31, 1997. During this period, inflation accounting was prohibited by BR CL but was required by APB statement 3 under US GAAP. Shareholders' equity under US GAAP was increased by R$ 1,247,117 and R$ 1,309,072 at December 31, 2005 and 2004, respectively, due to the additional inflation restatement adjustments.

(ii) Supplementary inflation restatement replaces revaluation of property, plant and equipment for US GAAP

The price-level restatement methodology under BR CL relied on an official inflation index announced by the Brazilian Federal government which was also used for purposes of determining taxes payable. Shortly after the launch of an economic stabilization plan in 1990, the government announced an inflation rate for that year which was materially understated in relation to the general and consumer price indexes as measured by independent economic institutes. In 1991, the government acknowledged this distortion and companies were required to re-present their statutory financial statements using a revised inflation index and the effects thereof were also used to determine income taxes, retroactively. The same law (Law No. 8,200/91) also granted companies the option (and the CVM required adoption when the effects were significant) to reprocess the accumulated inflation accounting effects since the date of acquisition of assets based on an independently sourced consumer or general price index. This supplemental indexation of property, plant and equipment, investments and deferred charges was to be recorded in the statutory BR CL accounting books but would have no effect for tax purposes. The Company anticipated the effects of this measure by contracting an independent firm of experts to perform an appraisal to market value of its property, plant and equipment and recorded the revaluation increment in its statutory BR CL accounting records, without affecting its tax position, in much the same way as Law No. 8,200/91 later required. As the revaluation increment had eliminated the effects of the supplemental price-level restatements, no further action was taken and the Company did not apply the incremental indexation.

Under US GAAP, revaluations of assets to market value are not permitted and the effects of the revaluation have been reversed in the reconciliation to US GAAP. However, in order to preserve the integrity of the historical cost of its assets based on the price-level restatement convention adopted by BR CL, the Company has recorded the supplemental price-level restatement adjustments, in accordance with Article 2 of Law No. 8,200/91, as an adjusting item in the reconciliation to US GAAP. The Company has presented the balances of shareholders' equity and net income (loss) under BR CL, adjusted for the effects of the revaluation and the replacement of the reversal by the supplemental price-level restatements, and related tax effects, as a subtotal, prior to presenting the reconciling items to US GAAP. The subtotal also includes the effects of including an additional two years' inflation accounting adjustments through to 1997 for purposes of US GAAP.

Shareholders' equity under US GAAP was increased by R$ 2,924,881 and R$ 3,028,301 at December 31, 2005 and 2004, respectively, due to the supplementary inflation restatement adjustments and reduced by R$ 2,529,771 and R$ 2,619,220 at December 31, 2005 and 2004, respectively, due to the reversal of the revaluations, before tax effects.

(iii) Inflation indices

The indexation of the financial statements through 1995, except for the year 1990, under BR CL was based on an official government index, the Unidade Fiscal de Referência - UFIR and for the year ended December 31, 1990 on a consumer price index (¥ndice de Preços ao Consumidor, or IPC). For purposes of US GAAP, a general price index, the ¥ndice Geral de Preços - Mercado, or IGP-M, was used to record the additional inflation restatement in 1996 and 1997 and the supplementary inflation restatement through 1995 (see above).

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

For purposes of deferred tax accounting, the US GAAP adjustments relating to monetary variation of land and the push-down expenses from the Plan G0 pension fund (j)(ii) below and sabbatical paid leave benefits are treated as permanent tax differences, as such items are not deductible for tax purposes by the Company.

Taxes on income in Brazil consist of two types of taxes: income tax and social contribution. In Brazil, the tax law and tax rates are sometimes significantly altered by provisional measures ("medidas provisórias") announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. Until September 2001, these measures remained in force for one month and expired automatically if they were not extended for an additional one-month period. In September 2001 all provisional measures were automatically enacted, and the Presidential decree powers restricted. Under BR CL, when calculating deferred income taxes, the provisional measures are usually taken into account.

Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods which have been established by provisional measures are not considered to have been enacted and are ignored. However, the provisional measure, to the extent it has not lapsed, is used for determining the amount of current tax payable.

Shareholders' equity under US GAAP was reduced by R$ 1,304,723 and R$ 1,325,935 at December 31, 2005 and 2004, respectively, due to deferred tax adjustments on US GAAP differences, excluding revaluations and permanent differences related to monetary readjustment on land of approximately R$ 150,0 million.

No valuation allowance adjustments were required to be included in the reconciliation between BR CL and US GAAP.

(c) Financial instruments and concentration of credit risk

Under BR CL, there are less detailed requirements regarding the disclosure of information on financial instruments not reflected on the balance sheet or on concentration of financial instruments with credit risk.

Under US GAAP, the applicable accounting practice for financial instruments depends on management's intention for their disposition and requires adjustments to their market or fair values. Additional information on face or contract or notional principal amount; nature and terms including (i) credit and market risk, (ii) cash requirements and (iii) accounting policy followed; amount of loss, if any party to the financial instrument fails to perform; and policy as to requiring collateral is required. Disclosure as to concentration of credit risk arising from all financial instruments is required to include information about the activity, region or other characteristic that identifies the concentration; amount of loss if parties to the concentrated risk fail to completely perform; and policy as to requiring collateral.

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" of the U.S. Financial Accounting Standards Board (“FASB”) establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. This statement was effective January 1, 2001 and did not have a significant impact on the Company’s financial statements. No adjustments have been included in the reconciliation from BR CL to US GAAP. (d) Cash and cash equivalents Under BR CL, cash equivalents are not defined.

Under US GAAP, SFAS No. 95, "Statement of Cash Flows", defines cash equivalents as short-term highly liquid investments that are both (i) readily convertible to known amounts of cash and (ii) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments with original maturities of three months or less qualify under that definition. No adjustments have been included in the reconciliation from BR CL to US GAAP, as the reported amounts of cash and cash equivalents under BR CL qualify under US GAAP.

(e) Investments in debt and equity securities

Under BR CL, marketable debt and equity securities are generally stated at the lower of inflation-indexed amortized cost or market value less interest or dividends received. Gains and losses are reflected in earnings.

Under US GAAP, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities is as follows:

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

(iii) Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

For purposes of US GAAP, certain unrealized gains and losses from the Company’s available-for-sale securities are recorded directly in shareholders' equity, net of tax effects, until realized. Shareholders' equity under US GAAP was reduced by R$ 30 andR$ 92 at December 31, 2005 and 2004, respectively, for unrealized losses from available-for-sale securities.

(f) Property, plant and equipment

(i) Revaluations of property, plant and equipment

BR CL permits appraisal write-ups, provided that certain formalities are complied with. The revaluation increment is credited to a reserve account in shareholders' equity. Depreciation of the asset revaluation increments is charged to income and an offsetting portion is relieved from the revaluation reserve in shareholders' equity and transferred to retained earnings as the related assets are depreciated or are disposed

For US GAAP reconciliation purposes, net revaluation of property, plant and equipment in the amounts of R$ 2,529,771 and R$ 2,619,220 at December 31, 2005 and 2004, respectively, have been eliminated in order to present property, plant and equipment at historical cost, indexed for inflation through 1997 based on a general price index, less accumulated depreciation. The depreciation on such revaluation charged to income, totaling R$ 89,449, R$ 104,500 and R$ 134,245 for the years ended December 31, 2005, 2004 and 2003, respectively, has also been eliminated for US GAAP purposes in the reconciliation of net income.

Under BR CL, no deferred tax liability was recorded on the revaluation increment. Under US GAAP, although the depreciation from the additional inflation restatement ((a)(i) above) and the supplementary inflation restatement ((a)(ii) above) will not be deductible for tax purposes, these depreciation charges are considered to be temporary tax differences as the related expense will reverse through income in the future, and, as such, are recorded for purposes of determining deferred tax liabilities.

(ii) Different criteria for capitalizing and depreciating capitalized interest

Under BR CL, until December 31, 1995, capitalization of interest cost incurred during the construction period as part of the cost of the related property, plant and equipment was not required. However, as permitted by the Brazilian Water and Sewage Plan (Plano Nacional de Saneamento Básico - PLANASA), SABESP capitalized interest on construction-in-progress through 1989. Also, under BR CL as applied to companies in the utilities industry, during the period from 1979 to 1985, a notional interest rate was applied to construction-in-progress computed at the rate of 12% per annum of the balance of construction-in-progress; that part which related to interest on third-party loans was credited to interest expense based on actual interest costs with the balance relating to the self-financing portion being credited to capital reserves. Beginning in 1999, SABESP has capitalized interest, including indexation charges on the real - denominated loans and financing and the foreign exchange effects on foreign currency loans and financing.

Under US GAAP, in accordance with SFAS No. 34, "Capitalization of Interest Cost", interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. Such interest is capitalized as part of the cost of the related assets with a corresponding credit to financial expenses. Under US GAAP, the amount of interest capitalized excludes the indexation charges associated with real-denominated borrowings and the foreign exchange gains and losses on foreign currency denominated borrowings.

The effects of these different criteria for capitalizing and amortizing interest are presented below:

	2005	2004

Interest capitalized under US GAAP in the period from 1989 to
1995	208,826	208,826
Amortization thereof	(100,222)	(92,583)
Capitalized interest credited to income under BR CL (12% per annum, applied monthly to the balance of construction-in
progress) in excess of actual interest	(32,983)	(32,983)
Amortization thereof	28,285	27,078
Indexation charges and foreign exchange losses capitalized
since 1999 under BR CL, net	27,528	(4,833)

US GAAP difference in shareholders' equity at December 31	131,434	105,505

US GAAP difference on pre-tax income for the year ended
December 31	25,929	17,934

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

Under US GAAP, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", requires companies to periodically evaluate the carrying value of long-lived assets to be held and used, and for long lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from identified assets, representing the lowest level for which identifiable cash flows largely independent of the cash flows of other groups of assets and liabilities, is less than their carrying value. In that event, a loss is recognized to the extent that the carrying value exceeds the fair market value of the assets.

No adjustment has been included in the reconciliation from BR CL to US GAAP to take account of differences between the measurement criteria, as based on analysis of cash flows measured at the smallest unit of assets groups for which cash flow data is captured, no impairment provisions were required. Losses recognized on the write-off of property, plant and equipment arose primarily from adjustments related to the withdrawal of concession assets, construction-in-progress projects which were deemed to be no longer economically feasible and obsolescence write offs.

(g) Deferred charges

Under BR CL deferral of feasibility study costs and pre-operating expenses incurred in the construction or expansion of a new facility is permitted until such time as the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

Under US GAAP, such amounts do not meet the conditions established for deferral, and accordingly, are charged to income as incurred.

The balance of feasibility study costs outstanding under BR CL was R$ 20,531 and R$ 39,097 at December 31, 2005 and 2004, respectively, and was written-off for US GAAP purposes. The net effects from amortization and deferrals in the statement of operations at December 31, 2005 and 2004 were an increase of R$ 18,566 and R$ 9,854 respectively, at December 31, 2003 was reduction of R$ 3,894.

(h) Dismissal encouragement program

In December 2003 the Company announced a one-time, special dismissal encouragement / early retirement program. Under BR CL, the total estimated termination benefits for all employees who would formally accept the offer were accrued for at December 31, 2003. Under US GAAP, such benefits are considered special termination benefits, as defined in SFAS No. 88, “Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and as such, are only allowed to be accrued as an expense when an employee accepts the offer. At December 31, 2003, approximately 330 employees had requested to apply to enter the dismissal encouragement program. In the reconciliation between BR CL and US GAAP, the difference between the estimated benefits under BR CL and the estimated benefits associated with those employees who had accepted offers at December 31, 2003 has been reversed for US GAAP. Such benefits were accrued and expensed in 2004. At December 31, 2004, 711 employees entered this program and the Company had paid R$ 29,409.

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

Under US GAAP, the Company accounts for its pension plans in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions," which among other requirements, requires that the Company recognize the actuarially-determined liability of its pension plan obligations. SFAS No. 87 also requires that an additional liability (minimum pension liability) is required to be recorded when the accumulated benefit obligation exceeds the fair value of the plan assets, less accrued pension amounts. This additional minimum liability is recorded as a charge to accumulated other comprehensive income in equity.

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

SFAS No. 132 (revised 2003), “Employers' Disclosures about Pensions and Other Postretirement Benefits” sets forth the requirements for information that must be disclosed with respect to the Company’s pension plans.

(i) Pension plan (Plan G1)

The Company sponsors a defined-benefit plan for its employees (Plan G1). For the purposes of calculating the funded status of Plan G1, the provisions of SFAS No. 87, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

(ii) Supplementary pension plan (Plan G0)

Pursuant to a law enacted by the State Government, certain employees who provided service to the Company prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments (which rights are referred to as “Plan G0”). The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursement from the State Government, which are recorded as accounts receivable, shareholder under BR CL. No expense is recognized for these benefits under BR CL.

Consistent with the guidance in SEC Staff Accounting Bulletin Topic 5-T ("SAB No. 5-T"), under US GAAP, the Company recognizes the costs and obligations associated with Plan G0 supplemental pension benefits incurred by the State Government on behalf of the Company with respect to its employees on a “push-down basis,” as the Company is the recipient of the benefits of the employee service for which the supplemental pension benefits are made. These benefits are accounted for in accordance with SFAS No. 87. Eventual amounts received as reimbursement from the State Government, if any, are treated as additional paid-in-capital.

Retained earnings was reduced in the first year of presentation (1998) for the actuarial liability computed under SFAS No. 87. and the balance of amounts due from the State Government for pensions paid was charged to income, as this amount related to a charge for past services rendered by the Company’s former employees. Amounts reimbursed to the Company by the State Government were accounted for as additional paid-in capital and a reduction of the actuarial liability to reflect gross benefits paid. The remaining unpaid reimbursable balance due from the State

Government (effectively a subscription receivable) is charged off as a deduction to shareholders' equity.

(iii) Sabbatical paid leave

The Company also pays amounts equivalent to three months of vacation for each five years' of service as a form of sabbatical paid leave to certain of the Company’s employees for which it also claims reimbursement from the State Government. Consistent with the guidance in SAB Topic 5-T, under US GAAP the Company recognizes the costs and obligations associated with these sabbatical leave benefits incurred by the State Government on behalf of the Company with respect to its employees on a “push-down basis,” as the Company is the recipient of the benefits of the employee service for which the supplemental pension benefits are made. The Company has accounted for this sabbatical expense by relieving directly against retained earnings for the first year presented and subsequently the Company recognized as a charge to income the receivable due from the State Government, for sabbatical leave paid, as this amount relates to a charge for past services rendered by the Company’s former/current employees. Amounts reimbursed by the State Government, if any, are accounted for as additional paid-in capital.

During the year ended December 31, 2000, in the financial statements prepared in accordance with BR CL, sabbatical leave accruals totaling R$ 23,747, which had in prior years been charged to income, and were accounted for as a receivable (reimbursement) due from the State Government, were reversed, as the Company does not consider this to be an expense under BR CL. Similarly, during December 31, 2005, 2004 and 2003, total amounts not accrued were R$ (968), R$ (14,743) and R$ 140, respectively. Such amounts, consistent with the US GAAP difference mentioned above, were ‘pushed down’ as expenses in the reconciliation to US GAAP.

(iv) Summary of pension benefits adjustments

The effects included in the shareholders' equity reconciliation arising from these different criteria for pension and benefit accounting are presented below:

	2005	2004

Plan G1
Accrued pension liability under US GAAP	(585,637)	(576,418)
Accrued pension liability under BR CL	276,558	222,176

Difference Plan G1 (i) (i)	(309,079)	(354,242)

Plan G0
Accrued pension cost under US GAAP (i) (ii)	(1,130,511)	(1,103,253)

Sabbatical paid leave
Recognition of reversed expense (i) (iii)	(10,556)	(11,524)

Push-down accounting of Plan G0 and sabbatical
paid leave
Gross amount paid for Plan G0 and sabbatical paid
leave recorded as receivables from the State
Government under BR CL (i)	(787,685)	(691,296)

Additional paid-in capital - Plan G0 and sabbatical
paid leave reimbursed by the State Government (i)	114,970	114,970

The effects included in the reconciliation of net income (loss) arising from these different criteria for pension and benefit accounting are presented bellow:

	2005	2004	2003

Plan G1
Accrued pension obligation Plan G1	45,163	41,617	41,898

Plan G0
Accrued pension obligation Plan G0	(27,258)	(37,148)	(121,306)

Sabbatical paid leave
Recognition of reversed expense	968	14,743	(140)

Push-down accounting of Plan G0 and sabbatical
paid leave
Gross amount paid for Plan G0 and sabbatical
paid leave recorded as receivables from the
State Government	(96,388)	(85,340)	(87,123)

(j) Costs associated with issuance of debentures

Under BR CL the costs associated with issuance of debenture are recognized as a operational expenses. Under US GAAP, APB 21 – “Interest on Receivables and Payables” debt issue costs are deferred and amortized using the effective interest method over the remaining term of the applicable debt obligations. At December 31, 2005, the balance of deferred debt issue costs included as an adjustment to shareholders’ equity, primarily related to debt issue costs incurred in 2005 was R$ 13,976, net of accumulated amortization.

(k) Segment reporting

Under BR CL, no separate segment reporting is required.

Under US GAAP, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. SFAS No. 131 defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment.

The Company operates in two segments: water services and sewage services. (l) Comprehensive income BR CL does not embody the concept of comprehensive income.

Under US GAAP, the Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." A foreign (i.e., non-U.S.) registrant may present the statement of comprehensive income in any format permitted by SFAS No. 130. The information required by SFAS No. 130, has been included in the condensed financial statement information as prepared in accordance with US GAAP below.

(m) Provision for dividends and interest on shareholders' equity

Under BR CL, at each annual balance sheet date management is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under BR CL, companies are permitted to distribute a notional amount of interest, subject to certain limitations, calculated based on the government TJLP interest rate, on shareholders' equity. Such amounts are deductible for tax purposes and are presented as a deduction from shareholders' equity. Although not affecting net income except for the tax benefit, in certain cases companies include this notional charge in interest expense and reverse the same amount before totaling net income. The Company presents the financial expense net of the reversal in its financial statements.

Under US GAAP, since proposed dividends must be ratified or modified at the annual shareholders' meeting, dividends would generally not be considered as declared at the balance sheet date and, as such, would not be accrued. However, because the State Government is the Company’s controlling shareholder, the minimum dividend proposal when made by management at year end is maintained as a provision, and therefore, no adjustments has been included in the reconciliation from BR CL to US GAAP. Interim dividends paid or interest credited to shareholders as interest on shareholders' equity under BR CL is considered as declared for US GAAP purposes. Under US GAAP, no similar interest distribution concept exists.

Distributions per share data (in the form of dividends or interest on shareholders’equity) is not required to be disclosed under BR CL.

Interest on shareholders' equity per thousand common shares for the years ended December 31, 2005, 2004 and 2003 were as follows:

	December 31,

	2005	2004	2003

Interest on shareholders'
equity per thousand shares	12,23	5,37	17,70

No other dividend distributions, other than interest on shareholders’ equity was declared by the Company for the years ended December 31, 2005, 2004 and 2003.

(n) Related parties

Under BR CL, related parties are generally defined in a more limited manner and require fewer disclosures than US GAAP. The Company has expanded its disclosure for purposes of BR CL.

No adjustments have been included in the reconciliation from BR CL to US GAAP.

(o) Items posted directly to shareholders' equity accounts

Under BR CL, various items are posted directly to shareholders' equity accounts. Examples include certain capitalized interest, the effects of adjustments to tax rates and tax incentive investment credits received. As noted in (a) above, Brazilian utility companies used to capitalize interest attributable to construction-in-progress at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third-party loans is credited to interest expense based on actual interest costs with the balance relating to the self-financed portion being credited to capital reserves.

Under US GAAP, such items relating to third-party debt would be posted to the statement of operations. Since the original posting to equity accounts would, under US GAAP, be made directly to the statement of operations, these adjustments are included in the reconciliation of shareholders' equity and net income determined in accordance with US GAAP.

(p) Discounting

Under BR CL, discounting of trade receivables and payables to present value is not permitted. Under US GAAP, APB No. 21 "Interest on Receivables and Payables", such discounting, in certain cases, is required to record the effects of implicit interest income or expense or which are different from market rates on long-term assets and liabilities, except for transactions in which interest rates are affected by the tax attributes or legal restrictions prescribed by a government agency. The company does not have original long term agreements.

No adjustments have been included in the reconciliation from BR CL to US GAAP as the Company had no long-term trade accounts payables or receivables potentially subject to discounting at December 31, 2005 and 2004..

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

(iii) Following the issue of a new accounting standard under BR CL, effective January 1, 2002, the Company is amortizing the related transition obligation related to Plan G1 over five years. The related amortization, as permitted, is being presented as an “Extraordinary item” net of taxes, in the statement of operations. Under US GAAP, this amortization expense would be included as part of operating income.

(r) Earnings per share

Under BR CL, net income (loss) per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares, because this is the minimum number of shares of the Company that can be traded on the stock exchanges.

Under US GAAP, in accordance with SFAS No. 128, "Earnings per Share", the presentation of earnings per share is required for public companies, including earnings per share from continuing operations and net income per share on the face of the statement of operations, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the statement of operations or in a note. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data are based on the weighted average number of shares outstanding during the period and all potentially dilutive shares outstanding during each period presented, respectively.

The weighted-average number of shares used in computing basic earnings per share for December 31, 2005, 2004 and 2003 was 28,479,577,827. The Company had no potentially dilutive shares outstanding during 2005, 2004 or 2003.

(s) Financial statement note disclosures

BR CL requires, in general, less information to be disclosed in the notes to the financial statements than US GAAP. The additional disclosures required by US GAAP which are relevant to these financial statements are included in this Note 22, 23 and 24.

(t) Leasing Transactions

Under Brazilian GAAP, generally, lessees account for long-term leases as operating leases, whereas in accordance with U.S. GAAP such leases could be accounted for as operating or capital leases. As a result, under Brazilian GAAP, lease payments by lessees with respect to leases are charged as an expense as incurred. Under U.S. GAAP, the lease payments may be charged as an expense as incurred (operating leases) or the leased asset and the corresponding lease liability may be recognized in the balance sheet and the effect of depreciation and interest expense in the results of operations (capital leases).

Net income (loss) reconciliation of the differences between
BR CL and US GAAP

The following is a reconciliation of the differences in net income (loss) between BR CL and US GAAP:

		2005	2004	2003

Net income (loss) as reported under BR CL		865,647	513,028	833,320

Depreciation of additional inflation restatement
in 1996 and 1997	(a) (i)	(61,955)	(70,251)	(86,354)
Reversal of depreciation of revaluation
increments	(f) (i)	89,449	104,500	134,245
Depreciation of supplementary restatement prior
to 1991	(a)(ii)	(103,420)	(120,820)	(155,213)
Deferred tax effects on above (excluding
revaluation)	(b)	56,228	64,964	82,133

Net income (loss) as reported under BR CL,
adjusted for inflation restatements and
revaluations		845,949	491,421	808,131

Accrued pension cost - Plan G1	(i) (iv)	45,163	41,617	41,898
Accrued supplementary pension cost - Plan G0	(i) (iv)	(27,258)	(37,148)	(121,306)
Sabbatical leave benefits	(i) (iv)	968	14,743	(140)
Actuarial liability (Plan G0) and sabbatical leave
benefits push-down recognition	(i) (iv)	(96,388)	(85,340)	(87,123)
Capitalized interest	(f) (ii)	25,929	17,934	9,032
Interests on capital leasing	(21)	(645)	-	-
Deferred charges, net of effects of
accumulated amortization		18,566	9,854	(3,894)
Costs associated with issuance of debentures	(j)	13,976	-	-

Dismissal Encouragement Program	(h)	-	(18,113)	18,113

		826,260	434,968	664,711

Deferred income taxes effects:
Other GAAP differences above, excluding
reversal of revaluation increments	(b)	(35,016)	(17,439)	(22,151)

Net income (loss) under US GAAP		791,244	417,529	642,560

Net income (loss) per thousand common shares
Basic and diluted (in reais)	(r)	27,78	14,66	22.56

Weighted average number of common shares
outstanding (thousand shares)	(r)	28,479,578	28,479,578	28,479,578

Shareholders' equity reconciliation of the differences between BR CL and US GAAP

The following is a reconciliation of the differences in shareholders’ equity between BR CL and US GAAP:

		2005	2004

Shareholders' equity, as reported under BR CL		8,482,548	7,951,588

Add (deduct):
Additional inflation restatement in 1996 and 1997, net	(a) (i)	1,247,117	1,309,072
Reversal of revaluation increments, net	(a)(ii)	(2,529,771)	(2,619,220)
Supplementary restatement prior to 1991, net	(a)(ii)	2,924,881	3,028,301
Deferred tax effects on above (excluding revaluation,
monetary adjustment on land)	(b)	(1,367,571)	(1,423,798)

Shareholders' equity, as reported under BR CL, adjusted
for inflation restatements and revaluations		8,757,204	8,245,943

Accrued pension cost - Plan G1	(i) (i)	(309,079)	(354,242)
Accrued supplementary pension cost -Plan G0	(i) (ii)	(1,130,511)	(1,103,253)
Actuarial liability (Plan G0) and sabbatical leave expense
push-down recognition	(i)	(787,684)	(691,296)
Additional paid-in capital - Plan G0 and sabbatical
expense reimbursed by the State Government	(i)	114,970	114,970
Sabbatical paid leave of absence benefits	(i) (iii)	(10,556)	(11,524)
Capitalized interest	(f) (ii)	131,434	105,505
Interests on capital leasing	(21 (i))	(645)	-
Deferred charges expensed, net	(g)	(20,531)	(39,097)
Costs associated with issuance of debentures	(j)	13,976	-
Other GAAP differences	(b)	(30)	(92)
Deferred income taxes effects:
Other deferred tax effects on US GAAP differences above,
excluding adjustments for available-for-sale securities,
inflation restatements and revaluation increments		62,848	97,863

Shareholders' equity under US GAAP		6,821,396	6,364,777

Supplemental Condensed Financial Statement Information in Accordance with US GAAP

The following presents condensed financial statement information in accordance with US GAAP.

	2005	2004

Assets

Current assets
Cash and cash equivalents	280,173	105,557
Customer accounts receivable, net	1,195,249	949,792
Receivables from shareholder, net	166,356	81,334
Inventories	36,070	29,604
Other current assets	27,768	33,288

Total current assets	1,705,616	1,199,575

Investments	710	5,008
Intangible assets – concession rights, net	502,518	517,386
Property, plant and equipment, net	15,393,916	15,347,194

Other long-term assets
Customer accounts receivable, net	263,356	278,060
Receivables from shareholder, net	127,880	164,283
Escrow deposits	27,926	16,189
Indemnities receivable	148,794	148,794
Other assets	43,151	27,976

	611,107	635,302

Total assets	18,213,867	17,704,465

	2005	2004

Liabilities and shareholders’ equity

Current liabilities
Accounts payable to suppliers and contractors	77,781	51,578
Loans and financing	759,013	1,496,810
Accrued payroll and related charges	117,289	107,228
Deferred income taxes	47,378	41,687
Taxes payable	106,131	115,119
Provisions for contingencies	31,557	30,373
Interest on shareholders’ equity	409,725	144,078
Other current liabilities	137,452	95,325

Total current liabilities	1,686,326	2,082,198

Long-term liabilities
Loans and financing	5,905,208	5,553,843
Taxes payable	256,114	272,338
Accrued pension obligation
Plan G0	1,130,511	1,103,253
Plan G1	585,637	576,418
Provisions for contingencies	580,840	460,231
Deferred income taxes	1,139,346	1,198,719
Other liabilities	108,489	92,688

Total long-term liabilities	9,706,145	9,257,490

Commitments and contingencies

Shareholders’ equity
Paid-in capital	3,518,658	3,518,658
Capital reserves	78,820	65,291
Supplementary and additional inflation restatement reserves	4,171,998	4,337,373
Appropriated earnings	215,273	171,991
Accumulated deficit	(1,163,353)	(1,728,536)

Total shareholders’ equity	6,821,396	6,364,777

Total liabilities and shareholders’ equity	18,213,867	17,704,465

Condensed Statements of Operations in accordance with US GAAP

	2005	2004	2003

Gross revenue from sales and services	5,356,326	4,642,491	4,307,534
Taxes on sales and services	(402,963)	(245,419)	(176,782)

Net revenue from sales and services	4,953,363	4,397,072	4,130,752
Cost of sales and services	(2,584,226)	(2,443,965)	(2,277,444)

Gross profit	2,369,137	1,953,107	1,853,308
Operating expenses
Selling	(555,468)	(521,532)	(323,444)
Administrative	(336,101)	(324,119)	(276,644)
Other operating expenses, net	(7,356)	(34,465)	(116,686)

Income from operations	1,470,212	1,072,991	1,136,534
Financial expenses, net	(401,894)	(479,243)	(329,413)

Income (loss) before taxes on income	1,068,318	593,748	807,121
Income and social contribution taxes	(277,074)	(176,219)	(164,561)

Net income (loss) for the year	791,244	417,529	642,560

Net income (loss) per thousand shares Basic and
diluted (in reais)	27.78	14.66	22.56

Weighted average number of common shares
outstanding – thousands	28,479,578	28,479,578	28,479,578

Condensed Statement of Comprehensive Income (Loss) in accordance with US GAAP (under SFAS No. 130)

	2005	2004	2003

Net income (loss) for the year	791,244	417,529	642,560
Unrealized gains (losses) on available-for-sale securities	62	7	86

Comprehensive income (loss)	791,306	417,536	642,646

Condensed Statement of Changes in Shareholders' Equity in accordance with US GAAP

	2005	2004	2003

Balance at beginning of the year	6,364,777	6,085,624	5,945,831

Donations	13,529	14,552	1,236
Unrealized gains (losses) on available-for-sale
securities	62	7	86
Net income (loss) for the year	791,244	417,529	642,560
Interest on shareholders' equity	(348,216)	(152,935)	(504,089)

Balance at end of the year	6,821,396	6,364,777	6,085,624

(t) New and recently issued US GAAP accounting pronouncements

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application to financial statements of prior periods for changes in accounting principles as if such principles had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings. This statement is effective January 1, 2006. The Company will apply this statement as of January 1, 2006 as such changes in accounting principles occur.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. This statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This statement becomes effective on December 31, 2005. Management has previously evaluated the application of FASB Statement No. 143 to its operations and concluded that no material effects would be expected.

23. ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP

(a) Pension and post-retirement benefits

  (i) Pension plan - Plan G1

The Company sponsors a defined-benefit pension plan ("Plan G1"), which is operated and administered by “SABESPREV”. The status of this pension plan and the related actuarial assumptions presented in accordance with US GAAP are as follows:

	2005	2004

Accumulated benefit obligation
Vested	369,490	364,807
Non-vested	270,764	192,284

Total	640,254	557,091

Projected benefit obligation	790,552	760,015
Fair value of plan assets	(678,185)	(584,702)

Funded position	112,367	175,313

Unrecognized net transition obligation	(29,082)	(58,164)
Unrecognized net gains	502,352	459,269

Accrued pension liability	585,637	576,418

	2005	2004	2003

Net periodic pension cost
Service cost	9,889	11,960	11,324
Interest cost	91,886	93,991	102,319
Expected return on assets	(70,222)	(58,478)	(66,364)
Amortization of transition obligation	29,082	29,082	29,082
Amortization of actuarial gain	(26,341)	(17,484)	(17,765)
Employee contributions	(13,752)	(13,754)	(11,678)

Total net periodic pension cost	20,542	45,317	46,918

Weighted-average assumptions
Discount rate (nominal)	12.3%	12.3%	12.3%
Projected long-term inflation rate	4.0%	4.0%	4.0%
Expected return on plan assets	12.1%	12.1%	12.1%
Rate of compensation increase	6.1%	6.1%	6.1%

The reconciliation of changes in the projected benefit obligation and the fair value of plan assets is as follows for the years ended December 31:

	2005	2004	2003

Change in projected benefit obligation
At beginning of year	760,015	774,126	666,248
Service cost	9,889	11,960	11,324
Interest cost	91,886	93,991	102,319
Actuarial (gain) loss	(40,978)	(93,546)	16,389
Benefits paid	(30,260)	(26,516)	(22,154)

At end of year	790,552	760,015	774,126

Change in fair value of plan assets
At beginning of year	584,702	482,881	380,472
Actual return on plan assets	98,667	104,015	99,501
Employer contributions	11,324	10,298	11,612
Employee contributions	13,752	14,024	13,450
Gross benefits paid	(30,260)	(26,516)	(22,154)

At end of year	678,185	584,702	482,881

Funded status	112,367	175,313	291,245
Unrecognized actuarial gain	502,352	459,269	337,400
Unrecognized net transition obligation	(29,082)	(58,164)	(87,246)

Net amounts recognized in financial
statements	585,637	576,418	541,399

The date used to determine pension benefits was December 31, 2005.

The amortization of the unrecognized liability at transition is over 16 years commencing on January 1, 1990.

The expected long-term rate of return on plan assets was determined based on the weighted average estimated return of the plan assets, which includes equity securities, real state, loans and fixed income, based on information obtained from “SABESPREV”. This projected long-term rate includes the projected long-term inflation rate and takes into consideration such factors as projected future interest yield curves and economic projections available in the market.

The plan’s investment policies and strategies are aimed to reduce investment risk through diversification, considering such factors as the liquidity needs and funded status of plan liabilities, types and availability of financial instruments in the local market, general economic conditions and forecasts as well as requirements under local pension plan law. The plan’s asset allocation and external asset management strategies are determined with the support of reports and analyses prepared by “SABESPREV” and independent financial consultants. Under its current investment strategy, pension assets of the Company are allocated with a goal to achieve the following distribution:

Asset category	%

Cash	0.44
Equity securities	18.19
Real estate	7.48
Loans	2.96
Fixed income	70.93

Total	100.00

Restrictions with respect to asset portfolio investments, in the case of federal government securities for internal management, are as follows:

  papers securitized by the National Treasury will not be permitted.
  exposure to fluctuations in exchange rates will not be permitted, i.e., if there are any exchange bills in the portfolio, swaps must be used to hedge existing exposure.

Restrictions with respect to asset portfolio investments, in the case of variable-income securities for external management, are as follows day-trade operations will not be permitted.
  sale of uncovered options is prohibited.
  swap operations without guarantee are prohibited.
  leverage will not be permitted, i.e., operations with derivatives representing leverage of asset or selling short are prohibited; such operations cannot result in losses higher than invested amounts.

The weighted average actual asset allocations of Plan G1 at December 31 by asset category, are as follows for the years ended December 31:

	%

Asset Category	2005	2004

Equity securities	15	15
Real estate	6	6
Fixed income	79	79

Total	100	100

Expected future benefit payments, which reflect expected future service as appropriate, under Plan G1 are as follows:

G1 Plan

2006	35,336
2007	39,309
2008	42,842
2009	46,853
2010	51,613
Years 2011-2015	359,361

Total	575,314

The expected Company’s contributions for 2006 amounts to R$ 11,776.

(iv) Supplementary pension plan - Plan G0

The Company is also co-obligor to a supplemental defined benefit pension plan ("Plan G0") .

The status of the supplemental pension benefit plan and the related actuarial assumptions used in accordance with US GAAP are as follows:

	2005	2004

Accumulated benefit obligation
Vested	1,006,397	976,986
Non-vested	83,681	48,611

Total	1,090,078	1,025,597

Projected benefit obligation	1,096,517	1,034,285

Funded position	1,096,517	1,034,285

Unrecognized actuarial gain	33,994	68,968

Accrued pension liability	1,130,511	1,103,253

	2005	2004	2003

Net periodic pension cost
Service cost	1,858	2,531	2,584
Interest cost	121,685	117,547	142,847
Amortization of transition obligation	-	-	61,684
Total net periodic pension cost	123,543	120,078	207,115

Weighted-average assumptions
Discount rate (nominal)	12.3%	12.3%	12.3%
Projected long-term inflation rate	4.0%	4.0%	4.0%
Rate of compensation increase	6.1%	6.1%	6.1%

The reconciliation of changes in the projected benefit obligation is as follows:

	Years Ended December 31,

	2005	2004	2003

Change in projected benefit obligation
At beginning of year	1,034,285	997,534	959,168
Service cost	1,858	2,531	2,584
Interest cost	121,685	117,547	142,847
Actuarial (gain) loss	34,975	(397)	(21,256)

Benefits paid	(96,285)	(82,930)	(85,809)

At end of year	1,096,518	1,034,285	997,534

Funded status	1,096,518	1,034,285	997,534
Unrecognized actuarial gain	33,993	68,968	68,571
Net amount recognized	1,130,511	1,103,253	1,066,105

The date used to determine pension benefits was December 31, 2005.

The amortization of the unrecognized liability at transition was over 15 years commencing on January 1, 1988.

Expected future benefit payments, which reflect expected future service as appropriate, under Plan G0 are as follows:

2006	102,044
2007	105,654
2008	109,207
2009	112,733
2010	116,214
Years 2011-2015	630,510

Total	1,176,362

(b) Other information

(i) Concentration of labor in unions –

Approximately 70% of all the Company’s employees are members of unions. The four main unions that represent the Company’s employees are the Sindicato dos Trabalhadores em Água, Esgoto e Meio Ambiente de São Paulo—SINTAEMA, Sindicato dos Trabalhadores da Região Urbana de Santos, São Vicente, Baixada Santista, Litoral Sul e Vale Ribeira—SINTIUS, the Sindicato dos Engenheiros do Estado de São Paulo—SEESP and the Sindicato dos Advogados de São Paulo — SASP. Every year the Company negotiates collective bargaining agreements, which establish the level of compensation and other benefits of the employees.

(ii) Proposed regulations/pending legislation for the basic sanitation sector

There is not, at the present time, any specific regulation in connection with sanitation services in Brazil. Accordingly, the Brazilian Federal Congress has, from time to time, discussed proposals for regulation, which would establish directives for basic sanitation services.

Currently, several bills are under debate at the Brazilian Federal Congress and at the Brazilian Senate. Both Houses of Representatives have agreed upon the creation of a joint committee (comissão mista) that will be responsible for the organization and systemization of the proposed regulation for water and sewage services in Brazil. Any proposed regulation, when and if approved, could establish a new municipal regulatory authority for the sanitation industry that may, in part, preempt the existing State regulatory authorities under which we operate in the Metropolitan Region.

(iii) State elections in 2006

Many of the Company’s transactions with the State reflect policies of the State that depend on decisions of elected officials or public servants and are accordingly subject to change. They may be particularly open to reconsideration following State elections, which are next scheduled to be held in October 2006. Among the practices that could change are those described below concerning the application of dividends to offset accounts receivable from the State, the provision of State guarantees, and the terms on which the Company uses state-owned reservoir facilities.

24. STATEMENT OF CASH FLOW

The statement of cash flows reflects the Company’s operating, investing and financing activities derived from accounting records prepared in accordance with BR CL and has been presented in accordance with International Accounting Standards (IAS) No. 7 - “Cash Flow Statements”.

	Years Ended December 31,

	2005	2004	2003

Cash flows from operating activities:
Net income for the year	865,647	513,028	833,320
Adjustments to reconcile net income:
Deferred taxes	(32,470)	340	16,617
Loss on disposal of property, plant and equipment	19,051	34,440	62,634
Provisions for contingencies	135,714	91,183	156,793
Pension obligation	68,665	89,906	77,204
Property, plant and equipment received as donations			(2,428)
Loss on write-off of deferred assets	6,700
Provision for investments	4,360
Depreciation	564,392	570,353	544,731
Amortization	31,589	28,558	19,724
Interest calculated on loans and credit facilities payable	677,921	693,684	802,946

Foreign exchange and indexation on loans and financings	(226,573)	(101,718)	(396,117)
Bad debt expense – net of recoveries	255,292	241,577	37,625

Variation in assets:
Accounts receivable, net	(486,045)	(413,886)	(479,368)
Inventories	(6,466)	(7,296)	334
Accounts receivable from shareholder	(124,379)	(271,604)	(170,837)
Other assets	(7,416)	(20,639)	67,626

Variation in liabilities:
Accounts payable to suppliers and contractors	26,203	(356)	15,323
Accrued payroll and related charges	10,061	(28,066)	49,543
Taxes payable	(50,064)	6,639	3,012
Provisions for contingencies	(13,921)	(4,416)	(314)
Other liabilities	36,567	14,399	16,922

Net cash provided by operating activities	1,754,828	1,436,126	1,655,290

Cash flows from investing activities:
Purchase of property, plant and equipment	(660,373)	(670,257)	(641,302)

Proceeds from the sale of property, plant and equipment		176	7
Increase in deferred assets	(106)	(444)	(9,469)

Net cash used in investing activities	(660,479)	(670,525)	(650,764)

Cash flows from financing activities:

Loans and financing
Funds raised	1,153,479	910,722	918,623
Repayments	(1,991,370)	(1,719,283)	(1,937,286)

Payment of interest on shareholder’s equity	(81,842)	(132,496)	(119,521)

Net cash used in financing activities	919,733	(941,057)	(1,138,184)

Increase (decrease) in cash / cash equivalents	174,616	(175,456)	(133,658)

Cash and cash equivalents at the beginning of year	105,557	281,013	414,671

Cash and cash equivalents at the end of year	280,173	105,557	281,013

	2005	2004	2003

Supplementary cash flow information:
Interest paid on loans and financing	701,641	701,261	856,331
Income tax and social contribution paid	359,826	129,973	130,731

Non - cash transactions
Property, plant & equipment received as donations
and/or paid for with shares	13,529	14,552	3,664

Acquisition related to São Bernardo de Campo (Note 5(a))
Purchase price			415,471
Settlement of customer accounts receivable			(265,432)
Amounts payable (other current liabilities)			(100,526)
Cash paid in 2003			49,513

25. SEGMENT INFORMATION

The Company has two identifiable reportable segments: (i) water supply systems; and (ii) sewage collection systems. The chief operating decision maker uses these two segments to analyse the Company and uses income from operations before financial expenses, net as a measure of segment profit or loss.

Total assets by segment is not readily available, and therefore not regularly provided to, nor reviewed by the Company’s chief operating decision maker. However, total property, plant and equipment by segment is readily available and reviewed regularly by the Company’s chief operating decision maker to make decisions about resource allocations and to measure performance. As such, management believes that total property, plant and equipment is a relevant measure for its operating segments and is disclosed by segment in Note 8.

	Year Ended December 31, 2005

	Water	Sewage
	system	system	Consolidated

Gross revenue from sales and services	2,771,633	2,256,857	5,028,490
Gross sales revenue – wholesale	241,209	-	241,209
Other sales and services	57,034	29,593	86,627

	3,069,876	2,286,450	5,356,326
Taxes on sales and services	(213,394)	(189,569)	(402,963)

Net revenue from sales and services	2,856,482	2,096,881	4,953,363
Cost of sales and services and operating
expenses	(2,205,146)	(1,058,644)	(3,263,790)

Income from operations before financial
expenses, net	651,336	1,038,237	1,689,573

	Year Ended December 31, 2005

			Common
			assets and
			concession
	Water	Sewage	assets
	system	System	acquired	Consolidated

Depreciation and amortization charges
BR CL	(336,450)	(259,531)	-	(595,981)
US GAAP	(392,449)	(302,728)	-	(695,177)

Additions to property, plant and
equipment
BR CL	301,815	345,426	30,995	678,236
US GAAP	301,815	376,560	30,995	709,370

	Year Ended December 31, 2004

	Water	Sewage
	system	system	Consolidated

Gross revenue from sales and services	2,396,159	1,939,971	4,336,130
Gross sales revenue – wholesale	217,378	-	217,378
Other sales and services	60,931	28,052	88,983

	2,674,468	1,968,023	4,642,491
Taxes on sales and services	(133,494)	(111,925)	(245,419)

Net revenue from sales and services	2,540,974	1,856,098	4,397,072
Cost of sales and services and operating
expenses	(2,051,911)	(1,017,546)	(3,069,457)

Income from operations before financial
expenses, net	489,063	838,552	1,327,615

	Year Ended December 31, 2004

			Common
			assets and
			concession
	Water	Sewage	assets
	system	System	acquired	Consolidated

Depreciation and amortization charges
BR CL	(333,200)	(265,711)	-	(598,911)
US GAAP	(380,346)	(303,308)	-	(683,654)

Additions to property, plant and
equipment
BR CL	207,651	336,545	56,707	600,903
US GAAP	207,651	359,437	56,707	623,795

	Year Ended December 31, 2003

	Water	Sewage
	system	system	Consolidated

Gross revenue from sales and services	2,190,971	1,756,399	3,947,370
Gross sales revenue – wholesale	262,045	-	262,045
Other sales and services	66,110	32,009	98,119

	2,519,126	1,788,408	4,307,534
Taxes on sales and services	(100,911)	(75,871)	(176,782)

Net revenue from sales and services	2,418,215	1,712,537	4,130,752

Cost of sales and services and operating
expenses	(1,729,605)	(889,137)	(2,618,742)

Income from operations before financial
expenses, net	688,610	823,400	1,512,010

	Year Ended December 31, 2003

			Common
			assets and
			concession
	Water	Sewage	assets
	system	System	acquired	Consolidated

Depreciation and amortization charges
BR CL	(316,218)	(248,237)	-	(564,455)
US GAAP	(346,573)	(272,067)	-	(618,640)

Additions to property, plant and
equipment
BR CL	154,333	409,391	445,641	1,009,365
US GAAP	154,333	424,388	445,641	1,024,362