Form 20-F
period 2006-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2007-07-16
CIK 1170858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
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
Receipts, each representing 250 Common Shares(1)
________________________
* Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

(1) As of June 8, 2007, American Depositary Shares, evidenced by American Depositary Receipts, each representing 2 Common Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

28,479,577,827 Common Shares, without par value, as of December 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

  Yes            No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

  Yes             No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

  Yes             No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large acelerated filer                      Accelerated filer                           Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

  Item 17            Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

  Yes             No

PRESENTATION OF FINANCIAL INFORMATION

In this annual report, references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars” or “US$” are to United States dollars. Solely for the convenience of the reader, we have translated some of the real amounts contained in this annual report into U.S. dollars at a rate equal (unless otherwise indicated) to R$2.1380 to US$1.00, the commercial selling rate as of December 31, 2006 as reported by the Central Bank of Brazil, or the Central Bank. As a result of the recent fluctuations in the real/U.S. dollar exchange rate, the commercial selling rate may not be indicative of current or future exchange rates. Therefore, you should not read these translations as representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Item 3.A. Selected Financial Data—Exchange Rates” for information regarding exchange rates allocable to the Brazilian currency since January 1, 2002.

Our audited financial statements as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 are included in this annual report. The financial statements as of and for the years ended December 31, 2004, 2005 and 2006 have been audited by Deloitte Touche Tohmatsu Auditores Independentes, São Paulo, Brazil. The selected financial data as of December 31, 2002 and 2003 and for the two years ended December 31, 2003 is derived from our financial statements audited by PricewaterhouseCoopers Auditores Independentes for the year ended December 31, 2002 and by Deloitte Touche Tohmatsu Auditores Independentes for the year ended December 31, 2003, both included in previously filed annual reports.

Our audited financial statements are presented in reais and are prepared in accordance with the Brazilian Corporate Law Method, which is based on Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, and the accounting standards issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil), or IBRACON, hereinafter referred to as the “Brazilian Corporate Law Method.”

Like other Brazilian companies, we have the option of presenting our primary financial statements on the basis of accounting principles established in accordance with the Brazilian Corporate Law Method with a reconciliation to generally accepted accounting principles in the United States of America, or U.S. GAAP. Unless otherwise indicated, our financial statements and all financial data included in this annual report have been prepared in accordance with the Brazilian Corporate Law Method.

The Brazilian Corporate Law Method differs in significant respects from U.S. GAAP. Note 23 to our financial statements provides a description of the differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to our financial statements and a reconciliation from the Brazilian Corporate Law Method to U.S. GAAP, for periods presented therein, of our net income (loss) and shareholders’ equity. The reconciliation from the financial statements prepared in accordance with the Brazilian Corporate Law Method to U.S. GAAP includes, among others, adjustments for differences related to the accounting for past revaluations of property, plant and equipment, historical inflation accounting and accounting for pension and other employee benefits.

All information related to liters, water and sewage volumes, number of employees, kilometers, water and sewage connections, population served, operating productivity, water production rate, sewage lines (in kilometers), savings achieved and investments in improvement programs have not been audited.

Other Information

We do not have any subsidiaries.

Some figures in this annual report may not total due to rounding adjustments.

In this annual report, unless the context otherwise requires, references to “we,” “us,” “our,” “Company,” or “Sabesp” refer to Companhia de Saneamento Básico do Estado de São Paulo—Sabesp. “Brazil” refers to the Federative Republic of Brazil and “State” refers to the State of São Paulo, which is also our controlling shareholder. The phrases “Federal Government” and “Brazilian government” refer to the federal government of the Federative Republic of Brazil and “State government” refers to the state government of the State of São Paulo.

In this annual report, we refer to the “São Paulo Metropolitan Region,” the area where the Metropolitan Executive Office operates, comprising 38 municipalities, including the City of São Paulo. We refer to the “Regional Systems,” the area where the Regional Systems Executive Ofiice operates, comprising 329 municipalities in the interior and coastline regions of the State of São Paulo. As of the date of this annual report, we provide water supply and sewage services to a total of 367 of the 645 municipalities in the State of São Paulo.

References to “Water Coverage Ratio” in this annual report mean the ratio between the number of residences connected to the water supply network, divided by the number of urban residences in a certain area. References to “Sewage Coverage Ratio” mean the ratio between the number of residences connected to the sewage collection network, divided by the number of urban residences in a certain area.

References to urban and total population in this annual report are estimated based on a research made by State System Foundation Data Analysis (Fundação Sistema Estadual de Análise de Dados – SEADE): “Projections for the State of São Paulo – Population and Residences until 2025” (“Projeções para o Estado de São Paulo – População e Domicílios até 2025”).

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

  existing and future governmental regulation, including taxes on, and charges to, us;

  changes to tax laws in Brazil;

  inflation and currency devaluation in Brazil;

  the interests of our controlling shareholder, the State of São Paulo;

  our ability to collect amounts owed to us by our controlling shareholder and by municipalities;

  our ability to continue to use certain reservoirs within the present terms and conditions;

  our ability to continue to be able to pass on to our tariffs expenses that we incur in connection with the use of water;

  our capital expenditure program and other liquidity and capital resources requirements;

  limitations on our ability to increase and readjust tariffs;

  droughts, water shortages and climate events;

  power shortages or rationing in energy supply or significant changes in energy tariffs;

  our lack of formal concessions for the City of São Paulo and other municipalities including the cities comprising the São Paulo Metropolitan Region;

  municipalities’ power to terminate our existing concessions;

  our ability to provide water and sewage services in additional municipalities and to maintain current rights to provide such services;

  the size and growth of our customers’ base;

  our ability to maintain universalization of Water Coverage in the municipalities to which we provide water services and to increase Sewage Coverage Ratio;

  our ability to gain access to attractive financing in the future;

  our level of indebtedness and limitations on our ability to incur additional indebtedness;

  our costs relating to compliance with environmental laws and potential penalties for failure to comply with these laws;

  the outcome of our pending or future legal proceedings;

  our management’s expectations and estimates concerning our future financial performance;

  other risk factors as set forth under “Item 3.D. Risk Factors.”

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “plan,” “intend,” “expect” and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements. Forward-looking statements speak only as of the date they were made and we do not undertake the obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. Any such forward-looking statements are not guarantees of future performance and involve risks.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.A. Directors and Senior Management

Not applicable.

1.B. Advisers

Not applicable.

1.C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

2.A. Offer Statistcs

Not applicable.

2.B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected financial data as of December 31, 2002 and 2003 and for the two years ended December 31, 2003 is derived from our financial statements audited by PricewaterhouseCoopers Auditores Independentes for the year ended December 31, 2002 and by Deloitte Touche Tohmatsu Auditores Independentes for the year ended December 31, 2003, included in previously filed annual reports. The selected financial data as of December 31, 2004, 2005 and 2006 and for the three years ended December 31, 2006 is derived from our financial statements audited by Deloitte Touche Tohmatsu Auditores Independentes, and is included in this annual report.

Our financial statements have been prepared in accordance with the Brazilian Corporate Law Method, which differs in significant respects from U.S. GAAP. You should read this selected financial data in conjunction with our financial statements and the related notes thereto included in this annual report. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2006 have been translated into U.S. dollars at the selling rate as of December 31, 2006 of R$2.1380 per US$1.00.

The following table presents our selected financial data as of and for each of the periods indicated.

	As of and for the year ended December 31,

	2002	2003	2004	2005	2006

	(in millions, except per share and per ADS data)
Brazilian Corporate Law Method
	R$	R$	R$	R$	R$	US$
Statement of operations data:
Net revenue from sales and services	3,767.1	4,130.8	4,397.1	4,953.4	5,527.3	2,585.3
Cost of sales and services	(1,815.0)	(2,067.1)	(2,253.4)	(2,376.4)	(2,616.8)	(1,224.0)
Gross profit	1,952.2	2,063.6	2,143.7	2,577.0	2,910.5	1,361.3
Selling expenses	(385.1)	(297.5)	(502.5)	(537.8)	(719.2)	(336.4)
Administrative expenses	(226.0)	(254.1)	(313.6)	(349.6)	(387.4)	(181.2)
Financial income (expenses), net	(2,276.3)	(346.5)	(503.7)	(447.0)	(563.3)	(263.5)
Income (loss) from operations(1)	(935.3)	1,165.5	823.9	1,242.6	1,240.6	580.2
Non-operating income (expenses)	(3.4)	(54.5)	(33.9)	(25.4)	(50.9)	(23.8)
Income (loss) before taxes on income	(938.7)	1,111.1	790.0	1,217.2	1,189.7	556.4
Income tax and social contribution tax	323.3	(242.6)	(241.9)	(316.5)	(375.7)	(175.7)
Extraordinary item, net of income and social
contribution taxes(2)	(35.1)	(35.1)	(35.1)	(35.1)	(35.1)	(16.4)
Net income (loss)	(650.5)	833.3	513.0	865.6	778.9	364.3

Net income (loss) per 1,000 common shares	(22.84)	29.26	18.01	30.40	27.35	12.80
Net income (loss) per ADS	(5.71)	7.32	4.50	7.60	6.84	3.20

Dividends and interest on shareholders’ equity
per 1,000 common shares	3.80	17.70	5.37	12.23	9.51	4.45

Number of common shares outstanding at year
end (in thousands of shares)	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578

Balance sheet data:
Cash and cash equivalents	414.7	281.0	105.6	280.2	328.2	153.5
Customer accounts receivables, net	820.5	1,056.2	1,227.9	1,332.5	1,407.9	658.5
Reimbursement for pension benefits paid	403.9	491.0	576.3	672.7	774.5	362.3
Short and long-term receivables from
shareholders, net(3)	423.7	164.2	245.6	420.4	456.9	213.7

	As of and for the year ended December 31,

	2002	2003	2004	2005	2006

		(in millions, except per share and per ADS data)

	R$	R$	R$	R$	R$	US$
Property, plant and equipment, net	13,395.1	13,376.6	13,523.5	13,613.6	13,837.5	6,472.2
Concession assets acquired, net	275.7	686.6	517.4	502.5	495.1	231.6
Total assets	16,348.7	16,590.1	16,783.8	17,431.1	18,000.0	8,419.1
Total short-term loans and financing	1,332.5	997.0	1,496.8	759.0	852.5	398.7
Total long-term loans and financing	6,545.2	6,267.3	5,553.8	5,905.2	5,474.3	2,560.5
Total liabilities	9,102.2	9,013.2	8,832.2	8,948.5	8,981.5	4,200.9
Shareholders’ equity	7,246.5	7,576.9	7,951.6	8,482.5	9,018.5	4,218.2

Other financial information:
Cash provided by operating activities(4)	1,764.8	1,655.3	1,441.1	1,737.6	2,020.8	945.2
Cash used in investing activities(4)	(597.2)	(650.8)	(675.5)	(643.2)	(850.0)	(397.6)
Cash used in financing activities(4)	(1,165.7)	(1,138.2)	(941.1)	(919.7)	(1,122.8)	(525.2)
Adjusted EBITDA(5)	1,860.1	2,076.5	1,926.5	2,285.6	2,446.1	1,144.1
Capital expenditures(4)	586.0	641.3	670.3	643.1	855.1	399.9
Depreciation and amortization	519.1	564.5	598.9	596.0	642.2	300.4

	As of and for the year ended December 31,

	2002	2003	2004	2005	2006

		(in millions, except per share and per ADS data)
U.S. GAAP
	R$	R$	R$	R$	R$	US$
Statement of operations data:
Net revenue from sales and services	3,767.1	4,130.8	4,397.1	4,953.4	5,527.3	2,585.3
Gross profit	1,820.1	1,853.3	1,953.1	2,383.2	2,704.8	1,265.1
Selling expenses	(393.6)	(323.4)	(521.5)	(555.4)	(737.3)	(344.9)
Administrative expenses	(328.8)	(276.3)	(324.1)	(350.2)	(428.7)	(200.5)
Income from operations(6)	1,086.5	1,136.5	1,073.0	1,470.2	1,451.4	678.9
Financial income (expenses), net	(2,284.5)	(329.4)	(479.2)	(401.9)	(542.3)	(253.6)
Net income (loss)	(847.6)	642.6	417.5	791.2	622.5	291.2

Net income (loss) per common shares-
basic and diluted	(3.72)	2.82	1.83	3.47	2.73	1.28
Net income (loss) per ADS-basic and
diluted	(7.44)	5.64	3.67	6.95	5.46	2.56
Weighted average number of common
shares outstanding	227,836,623	227,836,623	227,836,623	227,836,623	227,836,623	227,836,623

Balance sheet data:
Property, plant and equipment, net	15,390.3	15,268.9	15,347.2	15,393.9	15,473.5	7,237.4
Concession assets acquired, net	275.7	686.6	517.4	502.5	495.1	231.6
Total assets	17,625.6	17,630.4	17,704.5	18,209.8	18,498.7	8,652.3
Short-term loan financing	1,753.6	997.0	1,496.8	759.0	852.5	398.7
Long-term loan financing	6,124.0	6,267.3	5,553.8	5,905.2	5,459.9	2,553.7
Total liabilities	11,679.8	11,604.3	11,339.7	11,388.4	11,200.5	5,238.8
Shareholders’ equity	5,945.8	6,085.6	6,364.8	6,821.4	7,298.2	3,413.6

	As of and for the year ended December 31,

	2002	2003	2004	2005	2006

Operating data (at period end):
Number of water connections (in thousands)	5,898	6,044	6,358	6,489	6,609
Number of sewage connections (in thousands)	4,304	4,462	4,747	4,878	5,002
Percentage of population with water connections
(%)	100	100	100	100	99
Percentage of population with sewer
connections (%)	77	78	78	78	78
Volume of water billed during period (in millions
of cubic meters)	1,770	1,765	1,692	1,759	1,807
Water loss percentage during period
(average)(%)(7)	31.7	33.0	34.0	32.4	31.9
Water loss per connection (average)(8)	546	563	547	520	511
Number of employees	18,505	18,546	17,735	17,448	16,978

(1)	Includes financial expenses, net.

(2)
The extraordinary item charged to income in the years ended December 31, 2004, 2005 and 2006 relates to the amortization (over a five- year period) of the actuarial liability recorded on December 31, 2001 upon first time recognition of the defined benefits pension plan. The presentation of the charge as an extraordinary item is consistent with the instructions of the CVM and the Brazilian Corporate Law Method.
For purposes of U.S. GAAP, the pension expense has been treated as a payroll expense from the first year presented.

(3)	Short and long-term receivables from shareholders, net represent amounts due from the State for water and sewage services. See note 6 to our financial statements.

(4)
Based upon the statements of cash flows for the years ended December 31, 2006, 2005 and 2004 included in note 25 to our financial statements and the statements of cash flows for the years ended December 31, 2003 and 2002 which are not included in this annual report.

(5)
The inclusion of Adjusted EBITDA information aims at presenting a measure for our economic operating performance. Our Adjusted EBITDA means net income before financial expenses, net, income tax and social contribution tax (federal taxes on income), depreciation and amortization, non-operating income (expenses) and extraordinary item, net of income tax and social contribution. Adjusted EBITDA is not a measure of financial performance recognized under the Brazilian Corporate Law Method, and should not be considered individually or as an alternative for net income, as a measure of operating performance, or alternative for operating cash flows, or as a measure of liquidity.
Our definition of Adjusted EBITDA or EBITDA may not be comparable with the definition of Adjusted EBITDA or EBITDA used by other companies. In our operations, we relate our Adjusted EBITDA to our operating cash flows. We do not include in the calculation of Adjusted EBITDA expenses with interest, taxes, depreciation and amortization, therefore, our Adjusted EBITDA works as a general indicator of economic performance and it is not affected by debt restructurings, interest rate fluctuations, changes in tax burden or in depreciation and amortization levels. Consequently, we believe that Adjusted EBITDA works as an adequate tool to regularly compare our operating performance. Additionally, Adjusted EBITDA is used in covenants related to some of our financial commitments. We believe that Adjusted EBITDA allows a better understanding not only of our financial performance but also of our capacity to satisfy our liabilities and to raise funds for our capital expenditures and working capital. Adjusted EBITDA, however, has limitations that prevent it from being used as a measure of our profitability because it does not take into consideration other costs resulting from our business or certain other costs, which could significantly affect our profits, such as financial expenses, taxes, depreciation, capital expenses and other related charges. Adjusted EBITDA calculation presented herein is in accordance with the rules issued by the Brazilian regulatory authorities, which set forth the Brazilian Corporate Law Method. The table below sets forth, for the periods indicated, the reconciliation between our net income with Adjusted EBITDA:

	For the year ended December 31,

	2002	2003	2004	2005	2006

	(in millions)
	R$	R$	R$	R$	R$	US$
Brazilian Corporate Law Method
Net income (loss)	(650.5)	833.3	513.0	865.6	778.9	364.3
Add:
Financial expenses (income), net	2,276.3	346.5	503.7	447.0	563.3	263.5
Income and social contribution tax	(323.3)	242.6	241.9	316.5	375.7	175.7
Depreciation and amortization	519.1	564.5	598.9	596.0	642.2	300.4
Non-operating income (expenses), net	3.4	54.5	33.9	25.4	50.9	23.8
Extraordinary item, net of income and
social contribution taxes	35.1	35.1	35.1	35.1	35.1	16.4
Adjusted EBITDA	1,860.1	2,076.5	1,926.5	2,285.6	2,446.1	1,144.1

(6)	Under U.S. GAAP, income from operations is determined before financial expenses, net.

(7)
Includes both physical and non-physical losses. Water loss percentage represents the quotient of (a) the difference between (i) the total amount of water produced by us less (ii) the total amount of water invoiced by us to customers minus (iii) the volume of water set out below that we exclude from our calculation of water losses, divided by (b) the total amount of water produced. We exclude from our calculation of water losses the following: (1) water discharged for periodic maintenance of water mains and water storage tanks; (2) water supplied for municipal uses such as firefighting; (3) water we consume in our facilities; and (4) estimated water losses associated with water we supply to favelas (shantytowns).

(8)
Measured in liters/connections per day, according to the new method of measuring our water losses, based on worldwide market practice for the sector. See “Item 4.B. Information on the Company—Business Overview.”

Exchange Rates

Before March 14, 2005, there were two principal legal foreign exchange markets in Brazil, the commercial rate exchange market and the floating rate exchange market. On March 4, 2005, the Brazilian National Monetary Council (Conselho Monetário Nacional) enacted Resolution No. 3,265, pursuant to which the floating rate market and the commercial market were unified under the denomination “exchange market,” effective as of March 14, 2005. The new regulation allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, provided, however, the transaction is legal and subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since then, the real/U.S. dollar exchange rate has fluctuated considerably. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar. The real appreciated against the U.S. dollar in 2003, 2004, 2005 and 2006. As of December 31, 2006, the exchange rate for U.S. dollars was R$2.138 per U$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Item 3.D. Risk Factors—Risks Relating to Brazil.”

The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

		Average for
	Year-end	year(1)	Low	High

	(reais per U.S. dollar)
Year
2002	3.5333	2.9309	2.2709	3.9552
2003	2.8892	3.0715	2.8219	3.6623
2004	2.6544	2.9257	2.6544	3.2051
2005	2.3407	2.4341	2.1633	2.7621
2006	2.1380	2.1771	2.0586	2.3711
2007 (through June 30, 2007)	1.9262	1.9319	1.9047	1.9638

		Average for
	Period-end	period(2)	Low	High

	(reais per U.S. dollar)
Month
November 2006	2.1668	2.1579	2.1353	2.1870
December 2006	2.1380	2.1499	2.1380	2.1693
January 2007	2.1247	2.1385	2.1247	2.1556
February 2007	2.1182	2.0963	2.0766	2.1182
March 2007	2.0504	2.882	2.0504	2.1388
April 2007	2.0339	2.0320	2.0231	2.0478
May 2007	1.9289	1.9816	1.9289	2.0309
June 2007	1.9262	1.9319	1.9047	1.9638

Source: Central Bank
(1)	Represents the average of the exchange rates of each trading date.
(2)	Represents the average of the lowest and highest rates in the month.

Exchange rate fluctuations will affect the U.S. dollar equivalent of the real price of our common shares on the BOVESPA as well as the U.S. dollar equivalent of any distributions we make in reais with respect to our common shares.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely affect us and the market price of our shares and ADSs.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price and tariff controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations, as well as the market price of our shares or ADSs, may be adversely affected by changes in public policy at federal, state and municipal levels with respect to public tariffs and exchange controls, as well as other factors, such as:

  the regulatory environment related to our business operations and concession contracts;

  interest rates;

  exchange controls and restrictions, such as those which were briefly imposed in 1989 and 1990;

  currency fluctuations;

  inflation;

  liquidity of the Brazilian capital and lending markets;

  tax and regulatory policies; and

  other political, social and economical developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and in the securities issued abroad by Brazilian issuers, which could have a material adverse effect on us and on our shares and ADSs.

In October 2006, Brazil held presidential elections and President Luiz Inácio Lula da Silva was reelected. There can be no assurance that the Brazilian government will continue to follow the economic policies that were adopted under President Luiz Inácio Lula da Silva’s first administration, or that any changes that may be implemented to these policies will not have an adverse effect upon us.

Inflation, and the Brazilian government’s measures to combat inflation, may contribute to economic uncertainty in Brazil, adversely affecting us and the market value of our shares or ADSs.

Brazil has in the past experienced extremely high rates of inflation. Inflation and the Brazilian government’s measures to fight inflation have had significant negative effects on the Brazilian economy, contributing to economic uncertainty and heightened volatility in the Brazilian securities markets. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. The official interest rate in Brazil, the SELIC, which is the interest rate of the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), at the end of 2002, 2003, 2004, 2005 and 2006 was 24.90%, 16.32%, 17.74%, 18.00% and 13.19%, respectively. On June 30, 2007, the official interest rate in Brazil was 12.00% .

The annual rate of inflation, as measured by the General Market Price Index (Índice Geral de Preços—Mercado), or IGP-M index, has fallen from 9.95% in 2000 to 3.83% in 2006. However, Brazilian governmental actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation. If Brazil again experiences high inflation, our costs and expenses may rise, we may be unable to increase our tariffs to counter the effects of inflation, and our overall financial performance may be adversely affected. In addition, a substantial increase in inflation may weaken investor’s confidence in Brazil, causing the decline in the market value of our shares or ADSs.

Additionally, in the event of an increase in inflation, the Brazilian government may choose to raise official interest rates. Increases in interest rates would not only affect our cost of funding, but could also have a material adverse effect on us and may also adversely affect the market value of our shares or ADSs.

Exchange rate instability may adversely affect us and the market price of our shares or ADSs.

The Brazilian currency has experienced frequent and substantial devaluations in relation to the U.S. dollar and other foreign currencies during the last decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian real and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar by 9.3% in 2000, 18.7% in 2001 and 34.3% in 2002. Although the real appreciated 22.3%, 8.8%, 13.4% and 9.5% against the U.S. dollar in 2003, 2004, 2005 and 2006, respectively, no assurance can be given that the real will not depreciate against the U.S. dollar again. On June 30, 2007, the exchange rate was R$1.9262 per US$1.00.

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency-denominated obligations could be adversely affected, particularly because our tariff revenue and other sources of income are based solely in reais. In addition, because we have foreign currency-denominated indebtedness, any significant devaluation of the real during a financial period will increase our financial expenses as a result of foreign exchange losses that we must record. We had total foreign currency-denominated indebtedness of R$1,472.8 million as of December 31, 2006, and we anticipate that we may incur substantial amounts of foreign currency-denominated indebtedness in the future. Our overall results of operations were positively affected by the 9.5% appreciation of the real against the U.S. dollar in 2006, which amounted to R$96,1 million. We do not currently have any hedging instruments in place to protect us against a devaluation of the real in relation to any foreign currency. A devaluation of the real may adversely affect us and the market price of our shares or ADSs.

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect our financing and the market price of our shares or ADSs.

The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging countries may diminish investors’ interest in securities of Brazilian issuers, including our securities. This could adversely affect the market price of our shares or ADSs and could also make it more difficult for us to gain access to the capital markets and finance our operations in the future on acceptable terms, or at all.

Risks Relating to our Control by the State of São Paulo

We are controlled by the State of São Paulo, whose interests may differ from ours or from minority shareholders’ interests, and which could have a material adverse effect on us.

The State of São Paulo, through its ownership of our common shares, has the ability to determine our operating policies and strategy, to authorize tariff adjustments, to control the election of a majority of the members of our board of directors and to appoint our senior management. As of December 31, 2006, the State owned 50.3% of our outstanding common shares.

The State has from time to time in the past, and may in the future, through its control of our board of directors, set our tariffs and direct that we engage in certain business activities and make certain expenditures that promote political, economic or social goals but that do not necessarily also enhance our business and results of operations. See “Item 5.A. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations.”

Newly elected Governors of the State typically make significant changes in our board of directors and senior management and, historically, the chairman of our board of directors has been the Secretary of the former Energy, Water Resources and Sanitation Secretariat of the State (Secretaria Estadual de Energia, Recursos Hídricos e Saneamento), currently denominated Sanitation and Energy Secretariat of the State of São Paulo (Secretaria de Saneamento e Energia do Estado de São Paulo).

We have a substantial amount of accounts receivable owed to us by the State and some State entities, and we cannot assure you as to when or whether the State will pay us.

Historically, the State and some State entities have had substantial overdue accounts payable to us relating to (1) the provision of water and sewage services and (2) State-mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us. As of December 31, 2006, the amounts owed to us by the State for the provision of water and sewage services totaled R$456.9 million and, with respect to payment of pensions on behalf of the State, the State owed us R$774.5 million. Amounts owed to us by the State for water and sewage services and reimbursements for pensions paid may increase in the future.

We have entered into agreements with the State to settle these overdue amounts payable to us. For a detailed discussion of these agreements, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.” Pursuant to these agreements, the amounts due with respect to water and sewage services may be settled through the application of dividends payable to the State by us to the repayment of amounts owed to us. Since the State entered into these agreements in 1997, we have applied the dividends payable to the State to the repayment of amounts owed to us. However, the agreements do not require application of all dividends payable to the State to the repayment of amounts owed to us. Furthermore, there can be no assurance as to whether and to what extent we will continue to record sufficient profits to pay dividends.

Pursuant to the agreements, part of the amounts due to us with respect to payments of pensions on behalf of the State may be settled through the transfer to us of certain reservoirs in the Alto Tietê system that we use and are owned by the State. We are unable to predict whether and when these reservoirs will be transferred to us because a final judicial determination as to the fair value of these reservoirs is still pending and the Public Prosecution Office of the State of São Paulo (Ministério Público do Estado de São Paulo) brought a civil public action alleging that a transfer to us of ownership of the Alto Tietê system reservoirs is illegal. See “Item 8.A. Consolidated Statements and other Financial Information—Legal Proceedings.”

We cannot assure you as to when or if the State will pay overdue amounts owed to us. Due to the State’s history of not making timely payments to us in respect of services and of not reimbursing us in a timely manner for the payments of pensions on behalf of the State, we cannot assure you that the amount of accounts receivable owed to us by the State and some State entities will not significantly increase in the future. In addition, we have not established any provisions for any amounts due to us by the State, as we do not expect to incur any significant losses relating to these amounts. If the State does not pay the amount it owes to us, we will be adversely affected.

We may be required to acquire reservoirs that we use and that are owned by a State-controlled company, or we may be required to pay substantial charges to the owner with respect to our use of these reservoirs.

In connection with the provision of water services, we use the Billings and Guarapiranga reservoirs that are owned by a State-controlled company. Our right to use these reservoirs is provided for through a grant issued by the State Department of Water and Energy (Departamento de Águas e Energia Elétrica do Estado de São Paulo—DAEE). The State, through its control of our board of directors, could require us to acquire the Billings and Guarapiranga reservoirs. As a result of these acquisitions, our cash position and overall financial condition could be adversely affected. In addition, since we are not currently charged for the use of these reservoirs, we are uncertain as to whether we will continue to be able to use the reservoirs without paying charges, or what the likely fee scale would be, if imposed. We may also be required to pay additional maintenance and operational costs for our use of the Billings and Guarapiranga reservoirs. If we were required to pay substantial charges to the owner or additional maintenance or operational costs for our use of these properties, we could be adversely affected.

Risks Relating to Our Business

We cannot anticipate the effects that the new legislation enacted in January 2007 will have on the basic sanitation sector in Brazil.

On January 8, 2007, Law No. 11,445 was enacted to regulate the basic sanitation industry in Brazil. This law is in its initial stage of implementation and we cannot anticipate the effects that it will have on our operations and business. There are several uncertainties related to the new legislation, mainly with respect to the imposition of the regulatory authority for the basic sanitation industry and the tariff adjustment formula and structure that will be used for new contracts that we will enter into under the new law, which could have a material adverse effect on us. See “Item 4.B. Business Overview—The Basic Sanitation Law.”

We are exposed to risks associated with the provision of water and sewage services.

We engage in the provision of water and sewage services, which are essential public services. In addition to being subject to the discretionary power of the State and the Federal Government and several governmental regulations, our industry is specifically affected by the following risks:

  we may become subject to substantial water-related and sewage-related charges imposed by governmental water agencies of the State and of the Federal Government related to the abstraction of water from, or dumping of sewage into, water resources controlled by these agencies, which we may not be able to pass on to our customers. See “Item 4.B. Business Overview—Government Regulation —Water Usage”;

  in some cases, we are required to continue providing services to certain municipalities to which we provide water on a wholesale basis that have overdue amounts owed to us and are not paying us on a regular basis and we cannot assure you as to when or whether these municipalities will pay us;

  we may be unable to increase our tariffs in line with increases in inflation and operating expenses, including taxes, or to increase them in a timely manner, due to political and legal constraints that may hinder us from passing on to our customers increases in our cost structure. Also, we are highly dependent upon our ability to timely set and collect adequate tariffs for our water and sewage services to fund our capital expenditure program and financing activities and to meet our debt service requirements. For a detailed discussion of the effect of tariff increases, see “Item 5.A. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations— Effects of Tariff Increases”;

  we are exposed to droughts that may adversely affect our water supply systems, resulting in a decrease in the volume of water distributed and billed as well as in the revenue from water supply; and

  we are dependent upon energy to conduct our operations and shortages or rationing of energy may prevent us from providing water and sewage services and may also cause material damages to our water and sewage systems when we resume operations. Also, we may not be able to pass on to customers significant increases in energy tariffs.

The occurrence of any of the above may have a material adverse effect on us.

We do not hold formal concessions to provide water and sewage services to the City of São Paulo and several other municipalities that we serve, and therefore we may not be able to enforce our rights to continue to provide services in these municipalities.

Our operations are concentrated in the City of São Paulo with which we have not entered into a concession contract. As of December 31, 2006, the City of São Paulo accounted for 56.8% of our sales and services rendered. In addition, we do not hold formal concessions in 40 other municipalities in the State of São Paulo, particularly in the municipality of Santos, in the coastal region, where we operate under a deed of authorization (escritura pública de autorização) and that has a significant population of aproximately 426,000 as of December 31, 2006.

Because we do not hold concessions or formal contract rights to provide services in these municipalities, we may not be able to effectively enforce our right to continue to provide services or to be paid for the services we provide. In the future, our rights in respect of the City of São Paulo and these other municipalities could be modified or adversely affected by Brazilian federal, state or local governmental actions, judicial decisions or other factors.

From time to time, mayors of the City of São Paulo have initiated or proposed discussions with the State regarding entering into a formal concession contract with us to provide water and sewage services in the City of São Paulo. For a detailed discussion of these initiatives, see “Item 4.B. Business Overview—Government Regulation—Concessions.”

The new basic sanitation legislation, Law No. 11,445, enacted in January 2007, provides December 31, 2010 as the deadline for water and sewage services companies, such as us, to regularize the provision of water and sewage services to municipalities, in case there is no formal concessions to provide services to municipalities. We cannot anticipate the terms and conditions of these contracts and their effects on the provision of our services in these municipalities, particularly with respect to the City of São Paulo.

Furthermore, we cannot assure you when and if there will be changes to the conditions under which we currently provide water and sewage services to these municipalities without holding formal concessions and we cannot anticipate their effects on the provision of our services in the City of São Paulo and in these other municipalities.

We may face difficulties to continue to provide water and sewage services in the municipalities we serve and we cannot assure you that these municipalities will continue to require our provision of services under the same terms.

We provide water and sewage services to 367 municipalities in the State of São Paulo, of which 324 we operate pursuant to concessions granted by the municipalities. Substantially all of these concessions have 30-year terms. Until December 31, 2006, 120 of our concessions had expired, all of which are under negotiation. In 2007, 53 concessions will expire. From 2008 through 2034, 150 concessions will expire. The remainder of the concessions is for an undetermined period of time. As of December 31, 2006, the book value of our assets in the municipalities where the concessions are under negotiation or will expire in 2007 totaled R$1.9 billion. For the year ended December 31, 2006, the net revenue from sales and services was R$796.0 million with respect to these concessions.

In case certain municipalities continue to require our provision of water and sewage services, we cannot assure you that we will obtain in the new contracts the same terms under which we currently provide services to them because the new basic sanitation law prevents us from planning, regulating and monitoring our services and it requires a more stringent control by the municipalities or by the regulatory entity to be created for the Brazilian basic sanitation industry. In case certain municipalities no longer require our provision of water and sewage services, we may adversely affected. See “Item 4.B. Business Overview—Our Operations” and “Item 4.B. Business Overview—Government Regulation—Public Consortia Law.”

We may also face difficulties in continuing to provide water and sewage services to certain municipalities by means of new contracts because of an increase in competition and in case we are outbid from a public bidding process.

Municipalities may terminate our concessions before their expiration and the compensation may be inadequate to recover the full value of our investments.

The concessions we hold are subject to early termination by the municipalities under certain circumstances. Municipalities may terminate our concessions if we fail to comply with our obligations under the relevant concession contract and applicable law, or if the municipality determines, based on authorization by municipal law, through an expropriation proceeding, that terminating our concession prior to the contractual expiration date is in the public interest. If any municipality terminates our concession, we are entitled to be indemnified for the unamortized portion of our investments, but the compensation may not be sufficient for us to recover the full value of our investments. Further, under the terms of the Constitution of the State of São Paulo, we may receive the compensation over a term of 25 years. The early termination by municipalities of any of our concession contracts, or our inability to receive adequate compensation for the investments we made, or if compensation is paid over a term of 25 years, would have a material adverse effect on us.

In 1997, the municipality of Santos enacted a law expropriating our water and sewage systems in Santos. In 1995, the municipality of Diadema terminated the concession agreement that had been entered into with us prior to the expiration of the agreement. There are pending legal proceedings discussing both the expropriation carried out by the municipality of Santos and early termination by the municipality of Diadema. We continue to provide water and sewage services to Santos and sell water on a wholesale basis to Diadema. For further information on these lawsuits, see “See “Item 8.A. Consolidated Statements and other Financial Information—Legal Proceedings.”

We cannot assure you that other municipalities will not seek to terminate their concessions before the contractual expiration date. Exercise of concession termination rights by substantial numbers of municipalities could have a material adverse effect on us.

Law No. 11,445, the new basic sanitation law, provides that the parties to new contracts have to establish the amount of the compensation in the agreement for the unamortized portion of the invesment in case of termination of the agreement prior to the contractual expiration date. In the event there is no agreement between the parties for the unamortized portion of the invesment to be repaid to the service provider in case of termination of the agreement prior to the contractual expiration date, the new law determines a default provision, i.e., the valuation of the investment by an independent expert based on the economic value or revaluation of the book value of the invesment. This default provision of Law No. 11,445 may also be applicable to current concessions but in the absence of mutual agreements, the calculation of the indemnity is based on the terms and conditions of the previous agreement. In addition, we cannot anticipate the effects of this law on the amount of, and enforceability of the right to, compensation and how Brazilian courts will enforce the provisions of Law No. 11,445.

Any failure to obtain new financing may adversely affect our ability to continue our capital expenditure program.

Our capital expenditure program requires substantial liquidity and capital resources of approximately R$5.87 billion in the period from 2007 through 2010, of which we expect to spend R$960.0 million in 2007.

We have funded in the past, and we plan to continue to fund, these expenditures out of funds generated by operations and domestic and foreign currency borrowings on acceptable terms. A significant portion of our financing needs have been funded by lenders controlled by the Federal Government. We also benefit from long-term financing from international multilateral agencies and development banks at attractive interest rates. Changes in the policies of the Federal Government regarding the financing of water and sewage services, or our failure to continue to benefit from long-term financing from domestic and international multilateral agencies and development banks at attractive interest rates may impair our ability to meet our obligations or finance our capital expenditure program and could have a material adverse effect on us.

As a general rule, financial institutions and other institutions authorized to provide credit by the Central Bank may only provide loans to public sector entities, such as us, up to a certain percentage of the entities’ shareholders’ equity. Because of these limitations on our ability to obtain credit from domestic financial institutions, our options for raising funds, other than the cash generated by our operations, consist principally of borrowing from international financial institutions or development agencies and issuing debt securities in both the domestic and international capital markets. These legal limitations could adversely affect our ability to continue our capital expenditure program.

We are also subject to financial covenants limiting our ability to incur additional indebtedness, whether denominated in reais or foreign currency. Under these covenants, we would have been able to borrow up to an additional R$2,291.6 million as of December 31, 2006. These contractual limitations may prevent us from completing our capital expenditure program, which could have a material adverse effect on us.

Potential costs of environmental compliance and potential environmental liability could have a material adverse effect on us.

Our facilities are subject to extensive Brazilian federal, state and local laws and regulations relating to the protection of human health and the environment. These laws and regulations limit or prohibit emissions or spills of effluents and toxic substances, such as raw sewage, produced in connection with our operations. Current and past disposal and emissions practices may result in the need for us to clean up or retrofit our facilities at substantial costs and could result in substantial liabilities.

We could be subject to civil public actions and criminal, administrative and other civil proceedings for non-compliance with environmental laws and regulations, which could expose us to civil penalties and criminal sanctions, such as fines, closure orders and significant indemnification obligations. Since environmental laws and their enforcement by Brazilian authorities are becoming more stringent, our capital expenditures and expenses for environmental compliance may increase substantially. Expenditures required for compliance with environmental laws and regulations may result in reductions in other strategic investments that we have planned, which could negatively affect us.

We are a party to a number of civil public actions related to environmental matters, with regard to which we are unable to calculate our estimated amount of potential liability, especially fines, and have not provisioned any amounts. In addition, due to more stringent enforcement of environmental laws by Brazilian courts, we may be required to pay substantial fines and indemnifications in amounts that may vary widely from those currently anticipated. Any unfavorable judgment in relation to these proceedings or any material unforeseen environmental liabilities may have a material adverse effect on us.

Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on us.

We are a party to a number of legal proceedings involving significant monetary claims. These legal proceedings include, among others, tax, labor, condemnation and other proceedings. A substantial monetary judgment against us in one or more of these legal proceedings may have a material adverse effect on us. Based on advice from our lawyers, we have provisioned a total aggregate amount of R$657.6 million as of December 31, 2006 to cover probable losses related to legal proceedings. However, this provision does not cover all legal proceedings involving monetary claims filed against us and it may be insufficient to cover our liabilities related to these claims. Any unfavorable judgment in relation to these proceedings may have an adverse effect on us. For more information, see “Item 8.A. Consolidated Statements and other Financial Information—Legal Proceedings.”

Because we are not insured for all business-related and environmental-related contingencies, the occurrence of any of these events may have a material adverse effect on us.

We do not have insurance coverage for business interruption risk or for liabilities arising from contamination or other problems involving our water supply to customers. In addition, we do not have insurance coverage for liabilities relating to non-compliance with environmental laws and regulations relating to our sewage services. As a result, any major business interruption or environmental-related liability may have a material adverse effect on us.

Risks Relating to our Common Shares and ADSs

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell our common shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and these investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 50.4% of the aggregate market capitalization of the BOVESPA as of December 31, 2006. The top ten stocks in terms of trading volume accounted for approximately 45%, 51% and 46.4% of all shares traded on the BOVESPA in 2004, 2005 and 2006, respectively.

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

The Brazilian government imposed remittance restrictions in 1990. Similar restrictions, if imposed, would impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of common shares, as the case may be, from reais into U.S. dollars and the remittance of the U.S. dollars abroad. We cannot assure you that the Brazilian government will not take similar measures in the future. In such a case, the depositary for our ADSs will hold the reais it cannot convert for the account of the ADR holders who have not been paid. The depositary will not invest the reais and it will not be liable for the interest.

Investors who exchange ADSs for common shares may lose their ability to remit foreign currency abroad and to obtain Brazilian tax advantages.

The Brazilian custodian for the common shares underlying our ADSs must obtain a certificate of registration from the Central Bank to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to our common shares or upon the disposition of our common shares. If an ADR holder decides to exchange ADSs for the underlying common shares, this holder will be entitled to continue to rely — for five business days from the date of exchange — on the custodian’s certificate of registration. After that period, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless he or she obtains his or her own certificate of registration or register under Resolution No. 2,689, of January 26, 2000, of the Brazilian National Monetary Council, which entitles registered foreign investors to buy and sell on the Brazilian stock exchanges. If the holder does not obtain a certificate of registration or register under Resolution No. 2,689, this holder will generally be subject to less favorable tax treatment on gains with respect to our common shares.

If a holder attempts to obtain his or her own certificate of registration, the holder may incur expenses or suffer delays in the application process, which could delay his or her ability to receive dividends or distributions relating to our common shares or the return of his or her capital in a timely manner. We cannot assure you that the custodian’s certificate of registration or any foreign capital registration obtained by a holder may not be affected by future legislative changes, or that additional restrictions applicable to the holder, the disposition of the underlying common shares or the repatriation of the proceeds from disposition will not be imposed in the future.

A holder of common shares or ADSs may face difficulties in protecting his or her interests as a shareholder because we are a Brazilian mixed capital company.

We are a mixed capital company (sociedade de economia mista) organized under the laws of Brazil, and all of our directors and officers and our controlling shareholder reside in Brazil. All of our fixed assets and those of these other persons are located in Brazil. As a result, it may not be possible for a holder to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain requirements are met, a holder may face difficulties in protecting his or her interests in the case of actions by our directors, officers or our controlling shareholder than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States. In addition, under Brazilian law, none of our assets which are essential to our ability to render public services are subject to seizure or attachment. Furthermore, the execution of a judgment against our controlling shareholder may be delayed as payment of the judgment must be made pursuant to the State’s budget in a subsequent fiscal year. None of the public property of our controlling shareholder is subject to seizure or attachment, either prior to or after judgment.

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

Sales of a substantial number of our common shares — or the anticipation of such sales — could decrease the trading price of our common shares and ADSs. As of December 31, 2006, we had 28,479,577,827 common shares outstanding, including 14,313,511,867 shares held by the State. As a consequence of the issuance of common shares or sales by the State or other existing shareholders, the market price of our common shares and, by extension, our ADSs may decrease significantly. As a result, a holder may not be able to sell his or her securities at or above the price he or she paid for them.

Mandatory arbitration provisions in our by-laws may limit the ability of a holder of our ADSs to enforce liability under U.S. securities laws.

Under our by-laws, any disputes among us, our shareholders and our management with respect to the application of Novo Mercado rules, Brazilian Corporate Law and the application of the rules and regulations regarding Brazilian capital markets will be resolved by arbitration conducted pursuant to the São Paulo Stock Exchange Arbitration Rules in the São Paulo Stock Exchange Arbitration Chamber. Any disputes among shareholders, including ADR holders, and disputes between us and our shareholders, including ADR holders, will also be submitted to arbitration. The State is currently not permitted by law to sell its control shares. As a result, a court in the United States might require that a claim brought by an ADR holder predicated upon the U.S. securities laws be submitted to arbitration in accordance with our by-laws. In that event, a purchaser of ADSs would be effectively precluded from pursuing remedies under the U.S. securities laws in the U.S. courts.

A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.

U.S. holders of common shares and ADSs may not be able to exercise the preemptive rights and tag-along rights relating to common shares unless a registration statement under the U.S. Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to our common shares relating to these rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, an ADR holder may receive only the net proceeds from the sale of his or her preemptive rights and tag-along rights or, if these rights cannot be sold, they will lapse and the ADR holder will receive no value for them.

A holder of our ADSs may find it more difficult than a holder of our common shares to exercise his or her voting rights at our shareholders’ meetings.

Holders may exercise voting rights with respect to the common shares represented by our ADSs only in accordance with the deposit agreement relating to our ADSs. There are no provisions under Brazilian law or under our by-laws that limit the exercise by ADR holders of their voting rights through the depositary with respect to the underlying common shares. However, there are practical limitations upon the ability of ADR holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, our common shareholders will receive notice of shareholders’ meetings through publication of a notice in an official government publication in Brazil and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADR holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the depositary, which will, in turn, as soon as practicable thereafter mail to ADR holders the notice of the meeting and a statement as to the manner in which instructions may be given by holders, but only if we request the depositary to do so. To exercise their voting rights, ADR holders must then instruct the depositary as to voting the common shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADR holders than for holders of common shares. ADSs for which the depositary fails to receive timely voting instructions will not be voted at any meeting.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Companhia de Saneamento Básico do Estado de São Paulo-SABESP is a sociedade de economia mista, a mixed capital company with limited liability of unlimited duration, duly organized and operating under Brazilian Corporate Law on Setember 6, 1973. Our principal executive offices are located at Rua Costa Carvalho, 300, 05429-900 São Paulo, SP, Brazil. Our telephone number is (55-11 3388-8000). Our agent for service of process in the United States is CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011. As set forth in Article 2 of our by-laws, our corporate purpose is to plan, provide and operate basic sanitation services throughout the territory of the State of São Paulo, and sell these services and the related benefits that directly or indirectly arise in connection with these services. Since March 2006, we are also authorized to provide these services in all Brazilian territory and abroad.

We believe we are one of the largest water and sewage service providers in the world based on customers in 2005. We operate water and sewage systems in the State of São Paulo in which the City of São Paulo, Brazil’s largest city, is located. According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the State of São Paulo is Brazil’s most populous state and the state with the highest gross domestic product, or GDP, in Brazil. We had net revenue from sales and services of R$5,527.3 million (US$2,585.3 million) and net income of R$778.9 million (US$364.3 million) for 2006. We had total assets of R$18,000.0 million (US$8,419.1 million) and shareholders’ equity of R$9,018.5 million (US$4,218.2 million) as of December 31, 2006.

We provide water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 367 of the 645 municipalities in the State of São Paulo, including the City of São Paulo. We also supply water on a wholesale basis to six municipalities in the São Paulo Metropolitan Region in which we do not operate water systems. For the year ended December 31, 2006, the São Paulo Metropolitan Region (including the municipalities to which we provide water on a wholesale basis) and the Regional Systems accounted for 75.8% and 24.2% of our gross revenue from sales and services, respectively.

As of December 31, 2006, we provided water services to approximately 22.7 million people, approximately 59% of the urban population of the State of São Paulo, with a universalization of Water Coverage through 61,469 kilometers of water pipes and mains to approximately 6.6 million water connections. As of December 31, 2006, we provided sewage services to approximately 18.5 million people through 39,126 kilometers of sewer lines to approximately 5.0 million sewage connections. In addition, we currently sell water on a wholesale basis to six municipalities with a total estimated population of approximately 3.2 million.

The State, our controlling shareholder, is required by our by-laws and State law to own at least one-half plus one of our common (voting) shares. The State currently owns 50.3% of our outstanding common shares. As a mixed capital company, we are an integral part of the governmental structure of the State. Our strategy and major policy decisions are formulated in conjunction with the Sanitation and Energy Secretariat of the State of São Paulo (Secretaria de Saneamento e Energia do Estado de São Paulo) as part of the overall strategic planning for the State. The majority of the members of our board of directors and our board of executive officers are nominated by the State Council for Protection of Capitals of the State (Conselho de Defesa de Capitais do Estado de São Paulo), or CODEC, a State agency presided over by the Secretary of the State Treasury and reporting directly to the Governor.

In addition, our capital expenditure budget is subject to approval by the legislature of the State and is approved in conjunction with the budget of the Sanitation and Energy Secretariat of the State of São Paulo (Secretaria de Saneamento e Energia do Estado de São Paulo) as a whole. Our financial statements and accounting records are subject to review by the State Accounts Tribunal (Tribunal de Contas), as are all accounts of the State.

Our Strengths

We believe that our strong business position and future prospects relate to the following strengths:

Well-established business with significant size and scale. We believe we are one of the largest water and sewage service providers in the world based on population served in 2005. We provide water services directly and through other public companies to approximately 25.9 million people (including the municipalities to which we provide water services on a wholesale basis), having a universalization of Water Coverage as of December 31, 2006, and sewage services to approximately 18.5 million people, having a Sewage Coverage Ratio of 78% as of December 31, 2006. From 2003 to 2006, our net revenue from sales and services has increased by an average of 10.2% per year.

Operations in Brazil’s most populous and wealthy state. The State of São Paulo, part of the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated population of 40.8 million as of December 31, 2006. The City of São Paulo had an estimated population of 10.8 million as of December 31, 2006, with 19.5 million inhabitants in the São Paulo Metropolitan Region. Based on its GDP, the State of São Paulo is the wealthiest state and largest economy in Brazil. The GDP of the State of São Paulo was approximately R$546.6 billion in 2004, representing approximately 31% of Brazil’s total GDP. The State of São Paulo generates more revenues from water and sewage services than any other Brazilian state.

High-quality operations. We believe that we adhere to high standards of service and utilize the best available technology in the sanitation business. All of our water quality laboratories in the São Paulo Metropolitan Region and all of our ten laboratories in the Regional Systems have received ISO 9001/2000 certification and three in the Regional Systems have received ISO 17025 certification with respect to the quality of our management systems to respond to clients’ needs and the technical ability of our laboratories to produce results. We believe our technology enhances the efficiency and quality of our operations.

Access to low-cost and diverse sources of financing. Strong cash flow generation from our operations and compliance with financial covenants place us in a privileged position in our industry to obtain low cost, long-term financing from Brazilian public banks and international multilateral agencies and development banks. In addition, we are not dependent upon one or few sources of financing. We benefit from various alternatives of funding available in the Brazilian and international markets for our working capital needs and our capital expenditure programs.

Strong corporate governance practices. In 2002, we joined the Novo Mercado, the highest corporate governance listing segment of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – BOVESPA). We are committed to maintaining certain corporate governance practices and disclosure requirements in addition to those already required under Brazilian law. These corporate governance practices have require us to increase shareholders’ rights and to enhance the quality of information provided to our shareholders.

Expansion opportunities. We had a Sewage Coverage Ratio of 78% as of December 31, 2006, and plan to increase this level to 84% by 2010 by adding over 791,700 sewage connections. Since January 1, 1997, we have obtained concessions for 32 additional municipalities (representing a total population of 2.2 million). In addition, there are municipalities in the State of São Paulo in which we currently do not operate water or sewage concessions or to which we currently supply water solely on a wholesale basis, which represent a total population of approximately 15.7 million. Our strong presence in the State and experience in providing water and sewage services place us in a privileged position to expand our Sewage Coverage Ratio in municipalities where we only provide water services and to expand our water and sewage services to municipalities where we are not yet operating, not only in the State of São Paulo but also in other states of Brazil and abroad.

Our Strategy

Our mission is to make public sanitation services universally available in the State of São Paulo and to provide quality services in both the national and international markets. To this end, our strategic objectives are based upon the guiding principles of growth, quality, universalization of water services, social, economic and environmental sustainability, as well as our political and institutional relationships. We seek to implement these guiding principles through the following strategies:

Continue to reduce operating costs and increase productivity and profitability. We intend to continue our efforts to reduce operating costs and increase productivity and profitability. To this end, we plan to improve the management of our assets, as well as continue reducing our total salary and payroll expenses by decreasing the number of our employees, automating some of our operations, streamlining operational processes, implementing integrated planning and further investing in internal technological research and development. We are also continuing our efforts to improve our collection of overdue accounts receivable from municipalities to which we provide water on a wholesale basis, from the State and from other governmental entities. We are actively pursuing the overdue amounts and in some cases exploring opportunities to swap these amounts for rights and infrastructure to operate water and sewage systems.

Ensure the quality and availability of our services in our existing service area. Our goal is to maintain universal coverage of water services with a high standard of quality and availability. We intend to continue providing universal water services and meet population growth by adding 652,100 water connections by 2010 and to increase our Sewage Coverage Ratio to 84% by 2010. To ensure the quality and availability of our services, we also intend to improve customer relations by shortening response times for customer installations as well as through a focused public relations program to enhance our image. In addition, we are also developing short, medium and long-term marketing strategies, such as client segmentation and tailor-made solutions for each type of client, which we believe will help us increase our customers’ base.

Maintain our operating geographic base. We intend to maintain our operating base through the execution of new agreements. To this end, we are also seeking to develop closer relationships with the municipal governments that we serve to increase customer loyalty and thereby increase our revenues.

Continue to expand our existing service areas and provide our services in other municipalities. Our goal is to expand sewage collection and treatment services. A significant portion of our capital expenditure program, which will require total expenditures of approximately R$5.87 billion between 2007 and 2010, is designed to achieve this goal. We also regularly explore the possibility of executing agreements for the provision of water and sewage services in municipalities of the State of São Paulo in which we currently have no operations or to which we currently supply water solely on a wholesale basis, representing a total population of approximately 15.7 million. We evaluate possible expansion opportunities in terms of proximity to our existing service areas to maximize return on investment and improve our financial performance. We also intend to study, and take advantage of, opportunities in other Brazilian states and in other countries to expand our services and increase our market share.

Set our tariffs to cover our costs of operations and to provide a return on investment. Until the definition of the entity responsible for establishing tariffs regulations, we intend to continue adjusting our tariffs for water and sewage services according to the formula we currently use, which covers our operating costs and other expenses, accounts for inflation, and provides for return on investment. We generally adjust our tariffs once a year, usually in the month of August, for a period of at least 12 months. We increased our tariffs by 9.0% on August 31, 2005 and by 6.71% on August 31, 2006. To ensure proper adjustment of our tariffs and higher return on investment, we intend to restructure our tariffs with values based on costs of services for all segments or clients, except for the low-income population, which should be subsidized.

Continue to diversify sources of financing and reduce levels of indebtedness. Our total financial indebtedness decreased by 5%, from R$6,664.2 million in 2005 to R$6,326.7 million in 2006. In 2006, we raised funds in the Brazilian capital market through a new funding instrument called Fundo de Investimentos em Direitos Creditórios, or FIDC. This instrument involves the securitization of receivables, and enabled R$250.0 million to be raised at a significantly reduced cost. As a debt management strategy, we used part of these funds for the early redemption of higher cost indebtedness in the Brazilian money market. Based on our pre-refinancing strategy, we carried out a tender offer to promote the partial redemption of our 12% notes due 2008, in the amount of US$225.0 million, with funds raised through a new issuance of 7.5% notes due 2016, in the amount of US$140.0 million.

Improve operating efficiency and reduce water losses. We seek to reduce both physical water losses and non-physical water losses. We are continuing our efforts to reduce physical water losses through, among other things, the replacement and repairing of water mains and pipes and installation of probing and other equipment. We are continuing our program of strategically locating pressure-regulating valves throughout our water system, which regulate water pressure at a variable rate corresponding to consumption in the relevant sector. We are also striving to reduce physical water losses by continuing to shorten the average time to detect and repair leaks in our systems. We intend to reduce non-physical water losses by upgrading and replacing inaccurate water meters and through increased outsourcing of meter reading activities to third-party contractors outside the São Paulo Metropolitan Region. In particular, we are replacing the water meters for our industrial and commercial customers, as well as increasing the rate at which we read the meters for these customers in each case to minimize losses.

We believe that our overall strategy will enable us to meet the demand for high-quality water and sewage services in the State of São Paulo, in other Brazilian states and abroad and, at the same time, bolster our results of operations and our financial condition and enhance shareholder value.

State of São Paulo

The State of São Paulo is one of 26 states that, together with the Federal District of Brasília, constitute the Federative Republic of Brazil. The State of São Paulo is located in the southeastern region of the country, which is, according to IBGE, the most developed and economically active region of Brazil, and which includes the States of Minas Gerais, Espírito Santo and Rio de Janeiro. The State of São Paulo lies between the States of Rio de Janeiro and Minas Gerais to the north, the State of Paraná to the south, Mato Grosso do Sul to the west and the Atlantic Ocean to the east.

The State of São Paulo occupies 3.0% of Brazil’s land mass and encompasses an area totaling approximately 96,000 square miles. According to the State of São Paulo Data System (Fundação Sistema Estadual de Análises de Dados—SEADE), the State of São Paulo had an estimated population as of December 31, 2006 of 40.8 million.

As of December 31, 2006, the City of São Paulo, the State of São Paulo’s capital, had an estimated population of 10.8 million, with 19.5 million inhabitants in the greater São Paulo Metropolitan Region. The São Paulo Metropolitan Region encompasses 39 cities and is the second largest metropolitan area in the Americas and among the four largest metropolitan areas in the world, according to the United Nations’ World Urbanization Prospects, 2000 Revision. The São Paulo Metropolitan Region accounted for approximately 48% of the population of the State of São Paulo as of December 31, 2006.

According to IBGE, in 2004 , the most recent year for which this data is available, the GDP of the State of São Paulo was approximately R$ 546.6 billion, representing approximately 31% of Brazil’s total GDP, making it the largest economy of any state in Brazil, based on GDP. The State of São Paulo is the leading Brazilian state in terms of manufacturing and industrial activity, also according to IBGE, with a strong position in car manufacturing, pharmaceuticals, computer production, steel making and plastics, among others, as well as the leading position in the banking and financial services industries. The State of São Paulo is the most important exporting state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

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

A major restructuring of the entities providing water and sewage services in the State of São Paulo occurred in 1968 with the creation of the Companhia Metropolitana de Água de São Paulo, or COMASP, which purpose was to provide potable water on a wholesale basis for public consumption in the municipalities making up the São Paulo Metropolitan Region. All assets relating to the production of potable water for the São Paulo Metropolitan Region previously owned by the Department of Water and Sewers were transferred to COMASP. In 1970, the Superintendência de Água e Esgoto da Capital, or SAEC, was created by the government of the State to distribute water and collect sewage in the City of São Paulo. All assets previously owned by the Department of Water and Sewers in connection with these activities were transferred to SAEC. Also in 1970, the State created the Companhia Metropolitana de Saneamento de São Paulo, or SANESP, to provide sewage treatment services for the São Paulo Metropolitan Region. All assets previously owned by the Department of Water and Sewers in connection with those activities were transferred to SANESP. The Department of Water and Sewers was subsequently closed.

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

The allocation of responsibilities among the executive officers is made by the board of directors, in accordance with the by-laws and following receipt of an initial proposal from the Chief Executive Officer. The Chief Executive Officer is responsible for coordinating all management divisions in accordance with the policies and directives established by our board of directors and board of executive officers, performing the coordination, evaluation and control of all functions related to senior management, strategic planning, corporate organization, corporate communication, audit, ombudsman, new businesses and concession negotiation. The executive officers that are below the Chief Executive Officer are:

  the Corporate Management Officer, who is responsible for marketing, human resources and quality control programs, legal affairs, information technology, asset management, legal and procurement, and contracts.

  the Chief Financial Officer and Investor Relations Officer, who is responsible for financial planning, raising and allocating financial resources to all divisions within the Company, conducting capital markets and other debt transactions and managing debt levels, accounting, corporate governance and investor relations. This division also monitors and acts as controller for our other divisions.

  the Planning and Technology Officer, who is responsible for the integrated technical planning, environmental planning and management, technological development, management and control of water quality, strategic maintenance, integrated project management and coordination and execution of special projects.

  the Chief Operating Officer of the São Paulo Metropolitan Region Division, who is responsible for managing the distribution of water and collection of sewage for the São Paulo Metropolitan Region. The main function of the Chief Operating Officer of the São Paulo Metropolitan Region Division is planning, operating and maintaining the water and sewage systems and customer relation services in the metropolitan regions, the provision of wholesale water supply and sewage treatment, and the control of the financial and operational performance of its business units. The Chief Operating Officer of the São Paulo Metropolitan Region Division is also responsible for providing technical support to the autonomous municipalities, and intermediating and directly negotiating with local communities and municipalities in order to accommodate both the interests of the communities and our commercial interests.

  the Chief Operating Officer of the Regional Systems Division, who is responsible for managing the production of water and operation and maintenance of water and sewage systems in municipalities in the Regional Systems. The Chief Operating Officer of the Regional Systems Division is also responsible for performing the same tasks as the Chief Operating Officer of the São Paulo Metropolitan Region for the Regional Systems Division.

Recovery Program

We experienced significant operational and financial problems beginning in the mid-1980’s, which culminated in 1994. These problems were due, in part, to adverse economic conditions in Brazil prior to implementation of the Real Plan in mid-1994, but also to our position as a State-controlled company which financial performance was then only a secondary consideration of the State.

We also had significant and increasing levels of unpaid account receivables from our customers, including the State and municipal governments.

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

Capital Expenditure Program

Our capital expenditure program is designed to improve and expand our water and sewage system and to increase and protect our water sources in order to meet the growing demand for water and sewage services in the State of São Paulo. Our capital expenditure program has four specific goals in the municipalities we serve: (1) to continue to meet the maximum demand for treated water; (2) to expand the percentage of households connected to our sewage system; (3) to increase the treatment of sewage collected; and (4) to increase operating efficiency and reduce water losses.

From 1998 through 2006, our capital expenditure program included capital expenditures totaling R$6.4 billion in the aggregate, primarily to build up our infrastructure and for our program to reduce water losses. We have budgeted investments in the amount of approximately R$5.87 billion from 2007 through 2010. We invested R$678.2 million and R$904.9 million in 2005 and 2006, respectively.

The following table sets forth our planned capital expenditures for water and sewage for the years indicated.

	Planned Capital Expenditures

	2007	2008	2009	2010	2007-2010

	(in millions of reais)
Water	336	563	622	755	2,276
Sewage	487	907	824	814	3,032
Others	137	104	145	176	562
Total	960	1,574	1,591	1,745	5,870

Our capital expenditure program from 2007 through 2010 will continue to focus on achieving our targets by making regular investments in and expanding our infrastructure as well as making investments in our program for the reduction of water losses throughout the 367 municipalities that we serve. The following is a description of four of the principal projects in our capital expenditure program.

Metropolitan Water Program

Demand for our water services has grown steadily over the years in the São Paulo Metropolitan Region and has exceeded at times the capacities of our water systems there. As a result, prior to September 1998, certain of our customers in this region received water only on certain days of the week. We refer to this as “rotation.” In order to remedy this situation, we implemented the Metropolitan Water Project to improve regular water supply to the entire São Paulo Metropolitan Region. This program was terminated in 2000, but we have maintained our investment projections for the São Paulo Metropolitan Region. In 2005 and 2006, we invested R$75.0 million and R$53.0 million, respectively, in this region.

Tietê Project

The Tietê River crosses the São Paulo Metropolitan Region and receives most of the region’s run-off and wastewater. The environmental status of the river reached a critical level in 1992. As a way of reversing the situation, the State of São Paulo created a recovery program to save the river. The Tietê Project is designed to reduce pollution of the Tietê River by installing sewage collection lines along the banks of the Tietê River and its tributaries. These lines collect raw sewage and deliver it to our sewage treatment facilities. We completed the first phase of the program during the years of 1992 and 1998.

In connection with the first phase of the Tietê Project, in June 1998, we completed construction of three additional sewage treatment facilities and invested a total of US$900.0 million, of which US$450.0 million was financed by the Inter-American Development Bank and US$450.0 million was funded by us. As of December 31, 2006, we owed US$265.4 million to the Inter-American Development Bank for the financing it provided. For further information on the agreement entered into with the Inter-American Development Bank, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Sources.” We now provide secondary treatment to approximately 58% of the sewage collected in the São Paulo Metropolitan Region. The five principal sewage treatment facilities in the São Paulo Metropolitan Region have an aggregate installed capacity of 18 cubic meters of sewage per second and currently treat an aggregate of 12 cubic meters of sewage per second. Currently, raw sewage is delivered to our secondary treatment facilities along the Tietê River and the Tamanduateí River before treated sewage is discharged into those rivers. We plan to build additional collection lines to direct more raw sewage to our treatment facilities.

We are currently in the second phase of the Tietê Project, for which we budgeted for additional capital expenditures of approximately US$400.0 million from 2000 through 2007, US$200.0 million of which is financed by the Inter-American Development Bank. We have also entered into a loan agreement and an on-lending agreement with the Brazilian National Bank for Social and Economic Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, for R$60.0 million and R$180.0 million, respectively, to finance this second phase. Until December 31, 2006, we had invested US$336.9 million in this phase of the Tietê Project.

The main objective of this second phase is the continuity of the expansion and optimization of the sewage systems of the São Paulo Metropolitan Region, primarily focusing on actions that allow the destination of a higher volume of raw sewage to the sewage treatment facilities that were built in the first phase of the Tietê Project.

As part of the second phase of the Tietê Project, we implemented the geographic information system named SIGNOS. SIGNOS is a management information system which automates and integrates various business processes, including project management, maintenance, operations and customer service and maps out our entire municipal infrastructure in the São Paulo Metropolitan Region. In addition, this phase included the undertaking of a project aimed at evaluating and potentially revising our current tariff structure in order to cover the systems operation and maintenance costs and appropriately remunerate current and future investments. This project is also financed by our loan with the Inter-American Development Bank.

Regional Systems Investment Programs

We currently have a number of projects in progress and planned for the Regional Systems, including projects relating to abstraction of water and collection, removal and final disposal of sewage. We spent R$212.0 million, R$222.0 million and R$331.2 million on these projects in 2004, 2005 and 2006, respectively, and we have budgeted for additional capital expenditures approximately R$2.4 billion (unaudited) from 2007 through 2010.

Environmental Recovery Program for the Santos Metropolitan Region

On August 6, 2004, we entered into a credit agreement with Japan Bank for International Cooperation, or JBIC, for the financing of the Environmental Recovery Program for the Santos Metropolitan Region, which was guaranteed by the Federative Republic of Brazil, for a total amount of R$382.8 million. For further information on the agreement entered into with the JBIC, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Sources.” The total investment to be made with respect to this project is approximately R$1.1 billion and the balance will be our responsibility. The first disbursements under this agreement began in August 2005 with the commencement of the management agreement. We expect that construction works will begin in the second quarter of 2007. The main goals of this program are to improve and expand the water and sewage systems in the municipalities comprising the Santos Metropolitan Region.

Research and Development

Our policy is to invest continually in the modernization of equipment and in the technology needed to identify, evaluate and improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability. Our research and development function is divided into committees according to strategy and complexity. In 2004, 2005 and 2006, we spent R$4.2 million, R$4.7 million and R$4.9 million, respectively, on research and development. We have also partnered with several research institutions.

4.B. Business Overview

Our Operations

We provide water and sewage services to 367 municipalities in the State of São Paulo either under concession contracts or under another form of legal arrangement. We also provide water services on a wholesale basis.

Because of the enactment of new legislation regarding basic sanitation in Brazil, we currently operate under two different contractual environments: (1) for the concession contracts that have already expired, we will negotiate a new contract model that follows the terms and conditions of the new legislation, and (2) for the concession contracts that will expire, we will continue to operate under the terms and conditions of the previous concession contracts, except in circumstances where the new legislation is automatically applicable. For further information on this topic, see “— The Basic Sanitation Law.”

The new basic sanitation legislation, Law No. 11,445, establishes the date of December 31, 2010 as the deadline for water and sewage services companies, such as us, to regularize the provision of water and sewage services to municipalities, in case there is no formal concessions to provide services to them.

Concessions

Under the Brazilian Constitution, the authority to develop public water and sewage systems is shared by the states and municipalities, with the municipalities having primary responsibility for providing water and sewage services to their residents. The Constitution of the State of São Paulo provides that the State shall assure the correct operation, necessary expansion and efficient administration of water and sewage services in the State of São Paulo by a company under its control.

Under the terms of the new basic sanitation law, Law No. 11,445, existing concessions will remain in effect until payment of compensation is made based on the valuation of investments. The new law provides that our new concession contracts be planned, overseen and regulated by the municipalities together with the State under a new model of associated management that will allow for better control, supervision, transparency and efficiency in the provision of public services.

We provide water and sewage services to 367 municipalities in the State of São Paulo, of which 324 we operate pursuant to concessions granted by the municipalities. Substantially all of these concessions have 30-year terms. Until December 31, 2006, 120 of our concessions had expired, all of which are under negotiation. In 2007, 53 concessions will expire. From 2008 through 2034, 150 concessions will expire. The remainder of the concessions is for an undetermined period of time. Some of the expired concession contracts have been extended for a short term while we negotiate the terms and conditions of the termination of the previous contract and the terms and conditions for the new final contract with each municipality. Despite the expiration of the contracts, we continue to provide water and sewage services to all municipalities regardless of whether we have entered into contracts with them.

In February 2006, we created a new internal division to manage the renewal of expiring concessions. The main responsibility of this division, which reports directly to the Chief Executive Officer, is to maintain the existing base of municipalities that we operate and formalize contracts under the new model of associated management.

The current concessions are based on a standard form of contract between us and the relevant municipality. Each contract must receive the prior approval of the legislative council of each municipality. The principal terms of the concession contracts are as follows:

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

  As a general rule, to date we are exempt from municipal taxes, and no royalty is payable to the municipality with respect to the concession.

  We are granted rights of way on municipal property for the installation of water pipes and mains and sewer lines.

  On termination of the concession, or upon cancellation for any reason, we are required to return the assets comprising the municipality’s water and sewage system to the municipality and the municipality is required to pay us the non-amortized book value of our assets relating to the concession.

Under concession contracts executed prior to 1998, we were reimbursed for these assets through payment of either:

  the book value of the assets; or

  the market value of the assets as determined by a third-party appraiser in accordance with the terms of the specific contract.

Concession contracts we have entered into since 1998 provide that after a period of 30 years from the commencement of the concession, the total value of the concession and assets will be amortized to zero on our books and we receive no payment for the assets. If the concession is terminated prior to the end of the 30-year period, we are paid an amount equal to the present value of the cash-flow from the concession over the years remaining in the concession, using the same assumptions used to determine the value of the concession at its inception (adjusted for inflation).

Following the enactment of the Concessions Law (Law No. 8,987/95) and of the Consortium Law (Law No. 11,107/05), the new contracts will adopt the new regime. This new regime gives municipalities a greater role and sets out more clearly the provision of services and the responsibilities of the parties. Therefore, all new contracts acquired by us and the new contracts to be executed after the expiration of the concessions will follow this new contract model. See “—Government Regulation—Public Consortia Law.”

Our new contract model follows the provisions of the newly enacted Law No. 11,445. The main contractual provisions are: joint execution of responsibilities related to planning, supervision and regulation of services, appointment of regulatory authority of services and periodic disclosure of accounts, among others.

Municipalities have the inherent power under Brazilian law to terminate concessions prior to their contractual expiration dates for reasons of public interest. The municipalities of Diadema and Mauá, two municipalities we previously served, terminated our concessions in February 1995 and December 1995, respectively. The municipality of Diadema terminated our concession after asserting that we did not provide adequate water and sewage services, while the municipality of Mauá did so with our consent. However, we currently serve both municipalities through the sale of water on a wholesale basis.

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

In addition, there is currently ongoing litigation with respect to municipalities that intend to expropriate our water and sewage systems or to terminate concession contracts prior to paying us any indemnification. For example, among others, we have pending proceedings with the municipalities of Santos, Sandovalina, Presidente Prudente and Itapira. For a detailed discussion on these proceedings, see “Item 8.A. Financial Information—Consolidated Statements and other Information—Legal Proceedings—Other Legal Proceedings.”

We are also defendants in legal proceedings initiated by municipalities seeking to require us to exhibit documents and information in connection with our concessions. These legal proceedings involve the municipalities of Guariba, Ribeirão Pires, Itupeva and Monte Mor. For a detailed discussion of these proceedings, see “Item 8.A. Financial Information—Consolidated Statements and other Information——Legal Proceedings—Other Legal Proceedings.”

Operations in the São Paulo Metropolitan Region and in Other Metropolitan Regions

We do not hold a formal concession to provide water and sewage services to the City of São Paulo, which accounts for 56.8% of our revenue, and to 40 other municipalities in the State of São Paulo. None of these other municipalities has a significant population, other than the municipality of Santos, which has a population of approximately 426,000. We believe that we have a vested and exclusive right to provide water and sewage services to the City of São Paulo and these other municipalities based, in some cases, upon a deed (escritura pública) and, also among other things, based on our ownership of the water and sewage systems serving the City of São Paulo and these other municipalities and certain succession rights resulting from the merger that formed us.

The new basic sanitation law, Law No. 11,445, provides that, in case of termination of the relationship with the aforementioned municipalities with which we have not entered into a concession contract, an indemnification should be paid by the municipalities to us, in amounts to be calculated by studies and appraisals.

Wholesale Operations

We provide wholesale water services to six municipalities, including the municipalities of Diadema and Mauá. In addition, until December 2003 we provided wholesale water services to the municipality of São Bernardo do Campo. In December 2003, we acquired water and sewage service assets in this municipality through the transfer of all related assets from the municipality to us. The amount paid for the purchase of assets was estimated by an economic-financial valuation report in approximately R$415.5 million, which included the liquidation of the water wholesale supply accumulated debt totaling approximately R$265.4 million. The difference between the value of the assets and the accumulated debt was paid by us in cash to the municipality. Accordingly, we started providing water and sewage services to the municipality of São Bernardo do Campo beginning in January 2004.

Execution of Sewage Services Agreements with Municipalities

We provide wholesale sewage services to the municipalities of Mogi das Cruzes, Santo André, São Caetano e Mauá. The negotiation of the agreement for the provision of wholesale sewage services with the municipality of Santo André had the intervention of the Public Prosecution Service, and in other municipalities, it was a result of our efforts concerning the environment and the awareness of the municipal public authorities related to environmental issues. Through these agreements, we started treating about 2.2 million cubic meters of sewage per month from these municipalities. This is an example of our social-environmental responsibility and commitment. In 2006, the revenues from these services were approximately R$1.9 million.

Description of Our Activities

We plan, execute, operate and market basic sanitation services and their connected benefits throughout the territory of the State of São Paulo.

Water Operations

Our supply of water to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to customers’ premises. In 2006, we produced approximately 2,886.8 million cubic meters of water. The São Paulo Metropolitan Region currently is, and has historically been, our core market, accounting for approximately 72% of water invoiced by volume in 2006.

The following table sets forth the volume of water that we produced and invoiced for the periods indicated.

	Year ended
	December 31,

	2004	2005	2006

Produced	(in millions of cubic meters)
São Paulo Metropolitan Region	2,046.4	2,088.9	2,134.8
Regional Systems	724.1	741.2	752.0

Total	2,770.5	2,830.1	2,886.8

Invoiced
São Paulo Metropolitan Region	954.5	997.8	1,030.8
Wholesale	251.4	258.7	263.4
Regional Systems	486.5	502.4	513.0

Total	1,692.4	1,758.9	1,807.2

The difference between the volume of water produced and the volume of water invoiced generally represents both physical and non-physical water loss. See “—Water Resources—Water Distribution.” In addition, we do not invoice:

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

The following table provides information on our revenues by geographic region:

	Year ended December 31,

	2004	2005	2006

	(in millions of reais)
São Paulo Metropolitan Region	3,456.8	4,044.2	4,534.1
Regional Systems	1,185.7	1,312.1	1,449.9

Total revenue from sales and services	4,642.5	5,356.3	5,984.0

Water Resources

We can abstract water only to the extent permitted by the State Department of Water and Energy and pursuant to authorization contracts entered into with it. Under some circumstances, depending on the geographic location of the relevant river basin or reservoir, the approval of the National Water Agency (Agência Nacional de Águas), or ANA, is also required. We currently abstract substantially all of our water supply from rivers and reservoirs, with a small portion being abstracted from groundwater. Our reservoirs are filled by impounding water from rivers and streams, by diverting flow from nearby rivers, or by a combination of these sources.

In order to supply water to the São Paulo Metropolitan Region, we rely on 20 reservoirs of non-treated water and 182 reservoirs of treated water, which are located in the areas under the influence of the eight water producing systems which comprise the interconnected water system of the São Paulo Metropolitan Region. Resource availability, or volume of water available at the source for public distribution in these areas, is 71.7 cubic meters per second, due to the conclusion of the barriers of the Alto Tietê system. Total current capacity, or volume of water that can be treated from the interconnected water system of the São Paulo Metropolitan Region, is 67.7 cubic meters per second and has been designed to reach 75.2 cubic meters per second in 2009. Average verified production or volume treated during 2006 on the interconnected water system of the São Paulo Metropolitan Region was 66.2 cubic meters per second. The Cantareira, Guarapiranga and Alto Tietê systems, as a whole, supply approximately 84.1% of the water we produced for the São Paulo Metropolitan Region in 2006.

The Cantareira system accounts for approximately 48.7% of the water that we provided to the São Paulo Metropolitan Region (including the municipalities to which we provide water on a wholesale basis) in 2006, which represented 75.8 % of our operating revenue for 2006. The authorization (outorga) for the Cantareira system to use the water in the Piracicaba water basin was renewed on August 6, 2004 for a period of ten years.

With respect to water usage, federal and state agencies are authorized to collect charges from entities, such as us, for the abstraction of water from, or dumping of sewage into, water recourses. Since February 2004 we have been incurring expenses in connection with the use of water from the Paraíba do Sul River Basin and since January 2006 from the Piracicaba, Capivari and Jundiaí River Basin. Our tariff readjustment formula takes into consideration the variation of expenses considered as “non-administrable,” which these expenses fall under. We expect to continue to be able to pass on these expenses to our customers. However, we are uncertain as to the likely charges that may be assessed in connection with the abstraction of water from or the dumping of sewage into other water resources that we use, or whether we will be able to continue to pass on the cost of all of these charges to our customers. For more information on water usage regulation, see “—Water Usage.”

The following table sets forth the water production systems from which we produce water for the São Paulo Metropolitan Region:

Production
rate(1) (in
cubic meters
System	per second)

Cantareira	32.3
Guarapiranga	13.8
Alto Tietê	9.7
Rio Claro	4.7
Rio Grande (Billings reservoir)	3.8
Alto Cotia	1.0
Baixo Cotia	0.8
Ribeirão da Estiva	0.1

Total production rate	66.2

(1)	Average of the twelve months ended December 31, 2006.

We own all of the reservoirs in our production systems other than the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê system, which is owned by other companies controlled by the State. We currently do not pay any charges with respect to the use of these reservoirs. In December 2001, we entered into an agreement with the State whereby the State, among other things, agreed to transfer the remaining reservoirs in the Alto Tietê system to us. However, the transfer of these reservoirs is currently being disputed and we are not certain whether this transfer will be legally allowed. See “Item 8.A. Financial Information—Consolidated Statements and other Information——Legal Proceedings—Other Legal Proceedings.”

In the largest municipalities of the interior region, our principal source of water consists of surface water from nearby rivers. In the smaller municipalities of the interior region, we draw water primarily from wells. The coastal region is provided with water principally by surface water from rivers and mountain springs.

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events. In 2004, 2005 and 2006, we were able to meet the demand for water in the São Paulo Metropolitan Region, primarily as a result of our water conservation program, reductions in water loss, and the installation of 907,665 new water connections from 2000 through December 2004 and 158,323 new water connections in 2005 statewide. In 2006, we installed 156,139 new water connections.

The interconnected water system of the São Paulo Metropolitan Region services 30 municipalities, of which 24 are operated directly by us. We serve the other six municipalities on a wholesale basis, and the distribution is made by other companies or departments related to the relevant municipality.

In order to reach the final customer, the water is stored and transported through a complex and interconnected system comprising 30,535 kilometers of water mains and 182 reservoirs. This water system requires permanent operational supervision, engineering inspection, maintenance, quality monitoring and measurement control.

To ensure the continued provision of regular water supply in the São Paulo Metropolitan Region, we intend to invest R$1.2 million (unaudited) from the years 2007 until 2010 to increase our water production and distribution capacities as well as to improve the water supply systems.

Water Treatment. We treat all water at our water treatment facilities prior to placing it into our water distribution network. We operate 197 treatment facilities, of which the eight largest, located in the São Paulo Metropolitan Region, account for approximately 72% of all water we produce. The type of treatment used depends on the nature of the source and quality of the untreated water. Water abstracted from rivers requires extensive treatment, while water drawn from groundwater sources requires less treatment. All water treated by us also receives fluoridation treatment.

Water Distribution. We distribute through our own networks of water pipes and mains, ranging in size from 2.5 meters to 100 millimeters in diameter. Storage tanks and pumping stations regulate the volume of water flowing through the networks to maintain adequate pressure and continuous water supply. As of December 31, 2006, our water network contained 61,469 kilometers of water pipes and mains and 6.6 million water connections. The following table sets forth the total number of kilometers of water pipes in our network for the periods indicated.

	As of
	December 31,

	2004	2005	2006

Water distribution pipes and mains (kilometers)	57,321	58,000	61,469
Number of connections (in thousands)	6,358	6,489	6,609

More than 90% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride (PVC). Distribution pipes at customers’ residences typically are made from high-density polyethylene tubing. Our water mains are mostly made of steel, cast iron or concrete.

As of December 31, 2006, our water distribution pipes and mains included:

  30,535 kilometers in the São Paulo Metropolitan Region; and

  30,934 kilometers in the Regional Systems.

We have 373 storage tanks in the São Paulo Metropolitan Region with a total capacity of 1.8 million cubic meters, and 1,650 storage tanks in the Regional Systems. We have 122 treated water pumping stations in the São Paulo Metropolitan Region aqueduct system, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

Water mains that require maintenance are cleaned and relined. We are typically notified of water main fractures or breaks by the public through a toll-free number maintained by us. We consider the condition of the water pipes and mains in the São Paulo Metropolitan Region generally to be adequate. Due to age, external factors such as traffic, the dense population and commercial and industrial development, water pipes and mains in the São Paulo Metropolitan Region are somewhat more susceptible to degradation than those in the Regional Systems. To counteract these effects, we have a maintenance program in place for water pipes and mains that is intended to deal with anticipated fractures and clogs due to brittleness and encrustation and to help ensure water quality.

We expect that new customers will be responsible for covering part of the costs of connecting to our water distribution network. Our water connection policy is to pay for the cost of installation of up to 15 meters of pipe from our distribution network to the point of connection, with the remainder paid by the customer. Thereafter, the customer must cover the costs of connecting to the network from the customer’s residence, including costs of purchasing and installing the water meter and related labor costs. Industrial customers are responsible for the entire cost of connection. We perform the installation of the water meter and conduct periodical inspections and measurements. After completion of installation, the customer is responsible for the water meter.

The following table sets forth projected new water connections for the periods indicated.

					2007-
	2007	2008	2009	2010	2010

	(in thousands)
São Paulo Metropolitan Region	86.7	96.9	89.3	87.6	360.5
Regional Systems	62.1	70.0	75.0	84.4	291.6

Total System	148.8	166.9	164.3	172.0	652.1

Water Losses. The difference between the amount of water produced and the amount of water invoiced generally represents both physical and non-physical water losses. Water loss percentage represents the quotient of (1) the difference between (a) the total amount of water produced by us less (b) the total amount of water invoiced by us to customers minus (c) the volume of water set out below that we exclude from our calculation of water losses, divided by (2) the total amount of water produced by us. We exclude the following from our calculation of water losses: (1) water discharged for periodic maintenance of water mains and water storage tanks; (2) water supplied for municipal uses such as firefighting; (3) water we consume in our facilities; and (4) estimated water losses associated with water we supply to favelas (shantytowns).

Since 2005, we have established a new method of measuring our water losses, based on worldwide market practice for the sector. According to this new measurement method, average water losses are calculated by dividing (1) average annual water loss by (2) the average number of active water connections multiplied by 365. The result of this calculation is the liters of water lost per connection per day.

Using this calculation method, as of December 31, 2006, we experienced 615 liters/connections per day of water losses in the São Paulo Metropolitan Region and 353 liters/connections per day in the Regional Systems, averaging 511 liters/connections per day. We plan to reduce water losses in both regions to 450 liters/connections per day for the São Paulo Metropolitan Region and 278 liters/connections per day for the Regional Systems, which we expect will result in a total reduction to 405 liters/connections per day by 2010. Using another methodology, we intend to reduce water losses from 32.5% to 24% in the São Paulo Metropolitan Region, and from 30% to 23% in the Regional Systems. In 2006, we experienced 31.9% in water losses and we expect to decrease the water losses to 24% in 2010.

Our strategy to reduce water loss will be carried out by a two-step process:

  reduction in the level of physical losses, which result mainly from leakage, primarily through the replacement and repair of water mains and pipes and installation of probing and other equipment, including strategically located pressure-regulating valves; and

  reduction of non-physical losses, which result primarily from the inaccuracy of our water meters installed at our customers’ premises and at our water treatment facilities, and from clandestine and illegal use, through upgrading and replacing inaccurate water meters and expanding our personnel who work on anti-fraud actions.

We are taking measures to decrease physical losses by reducing response times for fixing leakages to less than 24 hours and by better monitoring non-visible water mains fractures. Among other measures we have adopted to reduce physical water losses are:

  the introduction of technically advanced valves to regulate water pressure throughout the water mains to correspond to downstream consumption needs each day. These valves are programmed to respond automatically to variations in demand. During peak usage, the flow of water in the pipes is at its highest point; however, when demand decreases, pressure builds up in the water mains and the resulting stress on the network can cause significant water loss through cracks and an increase in ruptures of the pipes. The intelligent valves are equipped with probes programmed to feed data to the valve to reduce or increase pressure to the water mains as water usage fluctuates. As of December 31, 2006, we had installed 1,481 valves at strategic points in the network, with 900 valves installed in the São Paulo Metropolitan Region and 581 in the Regional Systems. We plan to install 168 additional valves through the end of 2007;

  the reconfiguration of interconnected water distribution to permit the distribution of water at lower pressure;

  the implementation of routine operational leak detection surveys in high water pressure areas in each case helping to reduce overall water losses;

  the monitoring of and improved accounting with respect to water connections, especially for large volume customers, regular checking on inactive customers and monitoring non-residential customers that are accounted for as residential customers and, therefore, are billed at a lower rate;

  fighting of fraud with the use of new, more sophisticated water meters that are more accurate and less prone to tampering;

  installation of water meters where none are present; and

  preventive maintenance of existing and newly installed water meters.

Water Quality. We believe that we supply high quality treated water that is consistent with standards set by Brazilian law, which requirements are similar to the standards set in the United States and Europe. Under a Health Ministry (Ministério da Saúde) regulation in Brazil, we have significant statutory obligations regarding the quality of treated water. These laws set certain standards that govern water quality.

In general, the State of São Paulo has excellent quality water from underground or superficial water sources. However, urbanization and disorganized occupation of some areas of the São Paulo Metropolitan Region ended up reducing the quantity of water in mains in the southern area of the São Paulo Metropolitan Region and in the coastal region. Currently, we successfully treat this water to make it potable. We also work to recover the quality of water of mains and invest in improvements of our treatment systems to guarantee the quality and availability of water in the next years.

Water quality is monitored in all stages of the distribution process, including at the water sources, water treatment facilities and on the distribution network. We have 15 regional laboratories, one central laboratory, and laboratories located in all water treatment facilities that monitor water quality and purity as required by standards set by us and as required by law, which employ approximately 300 technicians, biologists, engineers and chemists. Our laboratories perform an average of 130,000 analyses per month on distributed water, with samples collected from residences. Our central laboratory located in the City of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods, as well as heavy metals analysis by atomic absorption technique. All of our laboratories have obtained ISO 9001/2000 certification and three of the Regional Systems laboratories have obtained a ISO 17025 certification awarded by INMETRO with respect to the quality of our management systems and the technical ability of our laboratories to produce results. Until 2008 we expect that all of water and sewage quality control laboratories will have been granted the ISO 17025 certification.

All chemical products used for water treatment are analyzed and follow strict specifications set out in recommendations made by the National Sanitation Foundation, or NSF, and the Brazilian Association of Technical Rules (Associação Brasileira de Normas Técnicas), or ABNT, to eliminate toxic substances that are harmful to human health.

Water Source Program. From time to time, we face problems with the proliferation of algae, which may cause water to have an unpleasant taste and odor. In order to mitigate this problem, we work on two fronts: (1) fighting algae growth at the water resource, resulting in our detection of no significant algae growth in 2006, and (2) using advanced treatment processes at the water treatment facilities, which involves the use of powdered activated carbon and oxidation by potassium permanganate. The algae growth creates significant additional costs because of the higher volumes of chemicals used to treat the raw water.

We are planning to participate in the Water Source Program (Programa Mananciais) together with other organizations engaged in the promotion of urban development and social inclusion to mitigate the pollution problem in all systems of the São Paulo Metropolitan Region. In this program, we will be responsible for the expansion of sewage systems, pre-treatment of streams and development of more sophisticated treatment facilities. It is expected that the execution of this program will initiate in the first semester of 2008 financed by the International Bank for Reconstruction and Development, or World Bank. In addition, we also participate in the Clean-up Program of Streams in the City of São Paulo (Programa de Despoluição dos Córregos do Município de São Paulo), a joint program with the City of São Paulo to clean up 42 important streams in this region.

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

Sewage Operations

We are responsible for the collection and removal of sewage through our sewage systems and for its subsequent disposal with or without prior treatment. As of December 31, 2006, we collected approximately 82% and 71% of all the sewage produced in the municipalities in which we operate in the São Paulo Metropolitan Region and the Regional Systems, respectively, accounting for approximately 78% of all the sewage produced in the municipalities in which we operated in the State of São Paulo during 2006.

Sewage System. The function of our sewage system is to collect, remove and dispose of sewage. As of December 31, 2006, we were responsible for the operation and maintenance of 39,126 kilometers of sewer lines, of which approximately 19,845 kilometers are located in the São Paulo Metropolitan Region and 19,281 kilometers are located in the Regional Systems.

The following table sets forth the total number of kilometers of sewer lines and the total number of sewage connections in our network for the periods indicated.

	As of
	December 31,

	2004	2005	2006

Sewage lines (kilometers)	36,435	37,181	39,126
Sewage connections (thousands)	4,747	4,878	5,002

Our sewage system comprises a number of systems built at different times and constructed primarily from clay pipes and, more recently, PVC tubing. Sewage lines larger than 0.5 meters in diameter are primarily made of concrete. Our sewage system is generally designed to operate by gravitational flow, although pumping stations are required in certain parts of the system to ensure the continuous flow of sewage. Where pumping stations are required, we use sewer lines made of cast iron.

Industrial sewage can vary in nature and concentration of contaminants. The standards for disposal of industrial effluents are set forth in Article 19A of State Decree No. 8,468, of September 8, 1976, as amended, and broadly correspond to the standards for such disposal set by the U.S. Environmental Protection Agency. The basic premise of these standards is that industrial effluents interfere with the natural biological process at sewage treatment facilities and, therefore, the effluents must be treated so that the final effluent meets the parameters set forth in State Decree No. 8,468. This decree requires industries that produce industrial sewage to pre-treat the sewage so that levels of certain parameters, such as pH, temperature, sediments, grease, oil and metals, are reduced to environmentally sound levels prior to release into our sewer lines. To ensure compliance with Article 19A, we periodically analyze sewage produced by each industrial customer to check whether the customer has complied with the requirements of the decree. Although we may take certain actions which include imposing penalties or cutting a customer’s connection in the event that customer is continuously not in compliance, we are not responsible for and are not obligated to ensure the compliance of our customers with the requirements of this decree.

Effluents from our sewage treatment facilities (Estações de Tratamento de Esgotos—ETEs) must comply with discharge standards established by federal and state regulations. Flow standards are related to the composition of effluents before being discharged into water bodies, while quality standards measure the condition of the water bodies after the dilution of effluents. Both flow and quality standards will vary according to the expected use of the relevant body of water: the more important the use of the body of water, the more stringent the standards applicable.

We consider the condition of the sewer lines in the São Paulo Metropolitan Region generally to be adequate. Due to greater volume of sewage collected and to higher population and commercial and industrial development, the condition of the sewer lines in the São Paulo Metropolitan Region is somewhat worse than that of the Regional Systems. To counteract the effects of deterioration, we maintain a continuing program for the maintenance of sewer lines intended to deal with anticipated fractures arising from obstructions caused by system overloads.

Unlike the São Paulo Metropolitan Region, the interior region does not generally suffer obstructions caused by sewage system overload. The coastal region, however, experiences obstructions in its sewer lines primarily due to infiltration of sand, especially during the rainy season in the summer months. In addition, the number of sewage connections in the coastal region is significantly lower than in the other regions served by us, with approximately 51% of all residences in the coastal region currently connected to our sewage network.

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

	Projected New Sewage Connections

	(in thousands)
					2007-
	2007	2008	2009	2010	2010

São Paulo Metropolitan Region	81.2	100.5	87.2	84.2	353.0
Regional Systems	58.9	63.9	82.4	233.4	438.6

Total	140.1	164.4	169.6	317.6	791.6

Sewage Treatment and Disposal. In 2006, approximately 58% and 73% of the sewage we collected in the São Paulo Metropolitan Region and the Regional Systems respectively, or 63% of the sewage we collected in the State of São Paulo, was treated at our treatment facilities and afterwards discharged into receiving water bodies such as inland waters and the Atlantic Ocean, in accordance with applicable legislation. Our sewage treatment facilities have a finite capacity. Flows in excess of this capacity are discharged directly, untreated, to inland waters and the Atlantic Ocean. Currently we operate 438 sewage treatment facilities and eight ocean outfalls.

The purpose of sewage treatment is to reduce the polluting impact of the incoming sewage in order to comply with State Decree No. 8,468, and the Resolution No. 357/05 of the Brazilian National Environment Committee (Conselho Nacional do Meio Ambiente), or CONAMA, which stipulates maximum concentrations of certain substances prior to discharge into the environment. Although the flow and composition of sewage arriving at sewage treatment facilities varies, on average more than 98% of its content is water. Our sewage treatment relies essentially on physical separation processes and on natural biological processes to break down organic matter and reduce the amount of harmful organisms and chemicals.

The primary treatment process is the principal separation process for suspended solid material present in raw sewage. The sewage is passed into sedimentation tanks. Solid matter settles to the bottom of the tanks, is removed as sludge and is then passed to the sludge treatment process. The sewage remaining after this sedimentation process is either given activated sludge treatment or may be discharged to receiving waters.

The activated sludge treatment process, the principal method for secondary treatment of sewage used by us, relies on natural bacterial action to break down the organic matter in sewage and, where required, to remove ammonia. In the activated sludge treatment process, the sewage from primary treatment is passed into aeration tanks that are continuously replenished with re-circulated activated sludge. The mixture in the tanks is agitated and aerated, enabling the micro-organisms in the activated sludge to digest organic material contained in the incoming sewage. The effluent and activated sludge mixture produced by this process flows over to the final sedimentation stage.

We operate 44 activated sewage treatment facilities, each of which also contains a primary treatment facility. The five largest activated sewage treatment facilities located in the São Paulo Metropolitan Region have treatment capacity of approximately 18 cubic meters of sewage per second.

Sewage treatment in the Regional Systems will vary according to the particularities of each area. In the interior region, treatment consists largely of stabilization ponds where the organic matter is treated and discharged to receiving waters. There are 354 secondary treatment facilities in the interior region which have treatment capacity of approximately 9.7 cubic meters of sewage per second.

The majority of sewage collected in the coastal region receives treatment and disinfection and is then discharged into rivers and into the Atlantic Ocean. We have 66 sewage treatment facilities in the coastal region.

Our trunk lines are currently not sufficiently extensive to transport all sewage collected by us to our treatment facilities. As a result, a portion of the sewage collected by us is released untreated into receiving waters, resulting in high levels of pollution in these bodies of water. We are a party to a number of legal proceedings related to environmental matters. See “Item 8.A. Financial Information—Consolidated Statements and other Information——Legal Proceedings.” In addition, our capital expenditure program includes projects to increase the amount of sewage that we treat. See “—Capital Expenditure Program” and “Government Regulation—Sewage Requirements.”

Sludge Disposal. Sludge removed from the primary and secondary treatment processes typically contains water and a very small proportion of solids. We use filter presses, belt presses and centrifugation machines to abstract the water from the sludge. In 2006, we produced approximately 53,789 tons of sludge-dry base, of which 49,387 tons were discharged into landfills and the remainder was used for agricultural purposes. In addition, we are testing new technologies for sludge disposal as fertilizer in forest projects, fuel development and concrete manufacturing.

Customers

We currently operate water and sewage systems in 367 of the 645 municipalities in the State of São Paulo. In addition, we currently sell water on a wholesale bases to six municipalities with a total population of approximately 3.2 million. The following table provides a breakdown of total revenues by geographic market for the periods indicated.

	Year ended December 31,

	2004	2005	2006

	(in millions of reais)
São Paulo Metropolitan Region	3,456.8	4,044.2	4,534.1
Regional Systems	1,185.7	1,312.1	1,449.9

Total revenue from sales and services	4,642.5	5,356.3	5,984.0

Competition

We believe there are at least two reasons behind a possible increase in our participation in the domestic sanitation market. There are 273 municipalities in the State of São Paulo that operate their own water and sewage systems and that collectively have a population of approximately 12.4 million, or approximately 30% of the population of the State of São Paulo, excluding the population of the municipalities to which we provide water services on a wholesale basis. In addition, there are private water companies which provide water and sewage services to a small number of municipalities in the State of São Paulo, which may indicate a potential opportunity for the increase of our market share.

In general, we do not face any competition in the municipalities in which we provide water and sewage services. However, governments of these municipalities may also compete with us, if they resume the water and sewage services that were granted to us and start providing these services directly to the local population. In this case, the municipal governments would be required to indemnify us for the unamortized portion of our investment. See “Our Operations—Concessions.” In the past, municipal governments have terminated our concessions contracts before the expiration date. Also, municipal governments have tried to expropriate our assets in an attempt to resume the provision of water and sewage services to local populations. See “Item 8.A. Financial Information—Consolidated Statements and other Information—Legal Proceedings.” We negotiate expired concession contracts and concession contracts to be expired with the municipalities in an attempt to maintain our existing areas of operations.

We face a limited level of competition with respect to the supply of water to large customers. Several large industrial customers located in municipalities served by us use their own wells to supply themselves with water. This use of private wells has been increasing in recent years. We have established new tariff schedules for commercial and industrial customers in order to help retain these customers. Additionally, we already face competition for the disposal of non-residential, commercial and industrial sludge in the São Paulo Metropolitan Region.

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

Water and sewage bills can be paid at some banks and other locations in the State of São Paulo. These funds are paid over to us and average service fees between R$0.32 (unaudited) and R$1.15 (unaudited) per transaction are charged for collection and remittance of these payments.

Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine. We generally charge a penalty fee and interest on late bill payments. In 2004, 2005 and 2006, we received, respectively, payment of 94.1%, 90.8% and 91.5% of the amount billed to our retail customers, and 94.4%, 91.1% and 92.5% of the amount billed to those customers other than State entities, within 30 days after the due date. With respect to wholesale sales, in 2005 and 2006, we received payment of 60.6% and 61.4%, respectively, of the amount billed within 30 days.

In the São Paulo Metropolitan Region, we monitor water meter readings by use of hand-held computers and transmitters. The system allows the meter reader to input the gauge levels on the meters into the computer and automatically print the bill for the customer. The hand-held computer tracks water consumption usage at each metered location and prepares bills based on actual meter readings. We outsourced this billing system to third-party contractors that employ and train their own meter readers whose training we supervise. We have water meter reading and printing by hand-held computers in some municipalities that we serve in the Regional Systems and intend to expand this system in other municipalities we serve.

Tariffs

The new basic sanitation law, Law No. 11,445, does not affect the terms and conditions with respect to tariff adjustments under our existing concessions. Contracts that are currently in effect will be adjusted according to the formula that we have applied to them. Pursuant to Law No. 11,445, as a general rule, the new state regulatory authority that will be created and replace the Commission for the Regulation of Sanitation Service of the State of São Paulo (Comissão para a Regulação dos Serviços de Saneamento Básico do Estado de São Paulo), or CORSANPA, will be responsible for setting and adjusting tariffs. While the new state regulatory authority is not created, the Sanitation and Energy Secretariat of the State of São Paulo will be temporarily in charge of these responsibilities.

Until the definition of the entity responsible for establishing tariffs regulations, we intend to continue adjusting our tariffs for water and sewage services according to the formula we current1y use, which covers our operating costs and other expenses, accounts for inflation, and provides for return on investment. To ensure proper adjustment of our tariffs and higher return on investment, we intend to restructure our tariffs with values based on costs of services for all segments or clients, except for the low-income population, which should be subsidized.

Tariffs have historically been adjusted once a year and for periods of at least 12 months. We raised tariffs in June 2001, in July 2002 and in August 2003. We increased our tariffs for water and sewage services by 6.8% on August 29, 2004 and by 9.0% on August 31, 2005. On August 31, 2006, we increased our tariffs by 6.71% .

Although we have the power to set our tariffs for water and sewage services, the State of São Paulo, our controlling shareholder, through its ownership of our common shares and control of our board of directors, may interfere in our tariff adjustment. For example, we did not increase tariffs in 2000 due to a State policy for the year of not increasing tariff rates for some public carriers, such as public transportation and water supply services.

We established a new tariff schedule, effective May 2002, for commercial and industrial customers that consume at least 5,000 cubic meters of water per month and that enter into demand agreements with us for at least one-year terms. We believe this tariff schedule will help prevent our commercial and industrial customers from switching to the use of private wells.

On August 29, 2003, we developed and implemented a new readjustment formula for our tariffs to better reflect changes in our cost structure. According to this new formula, the cost components of the Tariffs Readjustment Index, or IRT, are separated into two parts (“Part A” and “Part B”), where “Part A” encompasses all costs related to energy, to water and sewage treatment materials, to federal, state and local taxes, and to financial compensation due to use of water resources; and where “Part B” encompasses all other costs and expenses. The readjustment of “Part A” is based on the price variation observed in its components during the preceding 12-month period. “Part B” is adjusted by the IPCA index.

We establish separate tariff schedules for our services in each of the São Paulo Metropolitan Region and each of the interior and coastal regions which comprise our Regional Systems. Each tariff schedule incorporates regional cross-subsidies, taking into account the customers’ type and volume of consumption. Tariffs paid by customers with high monthly water consumption rates are higher tariffs than our costs of providing the water service. We use the excess tariff billed to high-volume customers to compensate for the lower tariffs paid by low-volume customers. Similarly, tariffs for non-residential customers are established at levels that subsidize residential customers. In addition, the tariffs for the São Paulo Metropolitan Region generally are higher than tariffs in the interior and coastal regions.

We divide tariffs into two categories: residential and non-residential. The residential category is subdivided into standard residential, social and favela (shantytowns). The residential social tariffs apply to residences of low-income families, residences of persons unemployed for up to 12 months and collective living residences. The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure. The latter two subcategories were instituted to assist lower-income customers by providing lower tariffs for consumption. The non-residential category consists of:

  commercial, industrial and public customers;

  “not-for-profit” entities that pay 50% of the prevailing non-residential tariff; and

  government entities that have entered into a water loss reduction agreement with us and pay 75% of the prevailing non-residential tariff.

Sewage charges in each region are fixed and are based on the same volume of water charged. In the São Paulo Metropolitan Region and the coastal region, the sewage tariffs equal the water tariffs. In the interior region, sewage tariffs are approximately 20% lower than water tariffs. Wholesale water rates are the same for all municipalities served. We also make available sewage treatment services to those municipalities in line with the applicable contracts and tariffs. In addition, various industrial customers pay an additional sewage charge, depending on the characteristics of the sewage they produce.

Each category and class of customer pays tariffs according to the volume of water consumed. The tariff paid by a certain category and class of customer increases progressively according to the increase in the volume of water consumed. The following table sets forth the water and sewage services tariffs by (1) customer category and class and (2) volume of water consumed charged during the years and period stated in the São Paulo Metropolitan Region, which accounted for approximately 75.8% of our gross revenue from sales and services in 2006.

	As of
	December 31,

Customer Category Consumption	2004	2005	2006

(in cubic meters per month)
Residential:
Basic Residential:
0-10(2)	1.03	1.12	1.19
11-20	1.60	1.74	1.86
21-50	4.00	4.36	4.65
Above 50	4.41	4.81	5.13
Social:
0-10(2)	0.35	0.38	0.40
11-20	0.61	0.66	0.70
21-30	2.12	2.31	2.47
31-50	3.03	3.30	3.52
Above 50	3.35	3.65	3.89

		As of
		December 31,

Customer Category Consumption	2004	2005	2006

(in cubic meters per month)
Favela (shantytown):
0-10(2)	0.27	0.29	0.30
11-20	0.30	0.33	0.35
21-30	1.00	1.09	1.16
31-50	3.03	3.30	3.52
Above 50	3.35	3.65	3.89
Non-Residential:
Commercial/Industrial/Governmental:
0-10(2)	2.06	2.24	2.39
11-20	4.00	4.36	4.65
21-50	7.72	8.41	8.97
Above 50	8.03	8.75	9.34
Commercial/Not-for-profit entities:
0-10(2)	1.03	1.12	1.19
11-20	2.01	2.19	2.34
21-50	3.87	4.22	4.50
Above 50	4.01	4.37	4.66
Government entities with reduction agreement:
0-10(2)	1.54	1.68	1.79
11-20	3.00	3.27	3.49
21-50	5.79	6.31	6.73
Above 50	6.02	6.56	7.00

(1)	Water and sewage tariffs are the same per cubic meter.
(2)	The minimum volume charged is for ten cubic meters per month.

In 2006, the average tariff calculated for the Regional Systems was 30% below the average tariff of the São Paulo Metropolitan Region.

During mid-1999 until mid-2001, we did not raise our tariffs, due to a State policy of not increasing tariffs for some public services. In June 2001, we increased our average tariffs by approximately 13.1%, which was broadly in line with the prevailing inflation rates in Brazil since mid-1999, and in August 2002 we raised our tariffs by approximately 8.2% . Using a new readjustment formula approved by our board of directors, in August 2003 we raised our tariffs for water and sewage services by approximately 18.9%, and in August 2004 we raised our tariffs for water and sewage services by approximately 6.8% .

The application of the formula in 2005 would result in a tariff increase of 11.12%, part of which increase is attributable to the increase in the federal taxes. Because this increase was much higher than the accumulated inflation levels for the corresponding period, we decided to adjust the tariff by 9%, effective August 31, 2005. The remaining percentage (1.94%) was deferred to the 2006 tariff adjustment. On August 31, 2006, we increased our tariffs by 6.71% . In 2004, we initiated certain studies for the restructuring of our tariffs. These studies include a study of our costs, taking into account economic efficiency, future costs of operation and payment capacity of low-income families. We have also prepared a marketing strategy for the segmentation of our clients and of the market, taking into consideration specific characteristics and commercial potential as well as proposals for improvement of our tariff policies.

We concluded a study on this topic in January 2006 and our board of executive officers created a team to evaluate and, if needed, to update and report the actions necessary for the implementation of the recommendations of the study. To date, we have not defined the term for these actions and we believe, based on our advisors’ opinion, that we will implement the recommendations of the study within four years. See “—Government Regulation—Tariff Regulation of São Paulo” for additional information regarding our tariffs.

Energy Consumption

The use of energy is material to our operations, and as a result we are one of the largest users of energy in the State of São Paulo, which represents 1,9% of the total energy consumption in the State of São Paulo. We obtain energy primarily from Companhia Energética São Paulo, or CESP, pursuant to a long-term contract expiring in 2012. To date, we have not experienced any major disruptions in energy supply. Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of operations or prospects.

Energy prices have a significant impact on our results of operations. An average increase of 17.5% in 2004 negatively affected our results of operations. In 2005, we migrated 43% of our energy requirements to the “free market” where we can more efficiently negotiate the supply of energy and improve energy efficiency. See “Item 5. Operating and Financial Review and Prospects.”

Insurance

We maintain insurance covering, among other things, fire or other damage to our property, office buildings and third-party liability. We also maintain insurance coverage for directors’ and officers’ liability (D&O insurance). We currently obtain our insurance policies through public bids involving major Brazilian and international insurance companies in Brazil. As of December 31, 2006, we had paid a total aggregate amount of R$4.78 million in premiums, covering approximately R$667.5 million on assets, third-party liabilities and D&O insurance. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption. In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers. We believe that we maintain insurance at levels customary in Brazil for the type of business in which we are engaged.

Environmental Matters

Our water and sewage operations are subject to stringent Brazilian federal, state and local laws and regulations relating to the prevention and control of the environment’s pollution.

In the State of São Paulo, the Environmental Sanitation Technology Company (Companhia de Tecnologia de Saneamento Ambiental), or CETESB, is the governmental agency in charge of the control, supervision and licensing of the activities that generate pollution, pursuant to State Law No. 997, dated May 31, 1976, which sets forth the control of the environment’s pollution. In particular, the construction and operation of water and sewage treatment facilities, as well as the release of effluents and final disposal of the sludge generated as a result of the water and sewage treatment processes, must comply with environmental standards established by state and federal legislation, such as State Decree No. 8,468, dated September 8, 1976, in addition to the provisions and amendments of the State Decree No. 15,425, dated July 23, 1980. At the federal level, it is important to mention CONAMA Resolution No. 357, dated March 17, 2005.

Non-compliance with environmental laws and regulations can lead to the imposition of criminal and administrative penalties, in addition to civil liability which may arise as a result of environmental damages. Pursuant to Federal Law No. 9,605, of February 12, 1998, individuals (including but not limited to the directors, officers and managers of legal entities) may be penalized with imprisonment or other restrictions on personal rights for violations of environmental rules and regulations, and legal entities may be penalized with fines, restrictions on rights, including, among other things, rights to be granted tax benefits and to enter into contracts with public entities, and mandatory rendering of services in the public benefit. At the administrative level, penalties range from warnings and fines to partial or total suspension of corporate activities, and may also include the forfeiture of, or restriction on, tax incentives, and the cancellation or interruption of participation in credit facilities granted by government banks, as well as a prohibition on contracting with entities of the public sector.

Our procedure for constructing and operating water and sewage facilities involves the mandatory compliance with environmental legal requirements. Firstly, for those projects which have a significant environmental impact, specific studies denominated Studies of Environmental Impact (Estudos de Impacto Ambiental), or EIA. These studies are related to actions addressed to minimize the environmental impact of a project and are prepared by independent experts – multidisciplinar teams allocated to prepare the Report of Environmental Impact (Relatório de Impacto Ambiental), or RIMA, which presents various recommendations that aim at minimizing the environmental consequences of a project. This report is then submitted to governmental authorities for analysis and approval, and is subject to a formal process denominated Evaluation of Environmental Impact (Avaliação de Impacto Ambiental), or AIA. After the approval of the project, it undergoes a licensing process to assure that the preventive and control measures for the projects are compatible with sustainable development. The licensing process is composed of three phases, which include the following licenses:

  Previous license – granted at the planning phase, approving the location and conception of the project and attesting to its environmental responsibility.

  Installation license – authorization of the commencement of the construction and installation of the project upon the compliance of the plans, programs and projects approved, including the enviromental control measures and other necessary technical requirements.

  Operation license – authorization for the operation of the unit or activity upon full compliance of the technical requirements contained in the installation license.

In order to obtain the environmental licensing of those undertakings that may provoke a significant environmental impact, environmental agencies may impose on us an obligation to establish a nature conservation area. In order to fulfill this obligation, we are required by environmental regulations to spend not less than 0.5% of the total cost of the relevant undertaking for that purpose. We have strongly participated in the protection of water mains to improve environmental conditions and preserve water resources of the São Paulo Metropolitan Region, either because of the execution of construction projects to eliminate the disposal of raw sewage into bodies of water through the collection and treatment of sewage, or indirectly through several programs of on-going environmental education at Sabesp that involve various sectors of the society, elementary and high schools, universities, associations of neighborhood, not-for-profit organizations, among others. It is also our policy to implement water conservation programs, under several types, in order to minimize the impact of our operations on our water supply, through the reuse of effluents of sewage treatment facilities at the site of operation of the facility, or through stimulation of the rational use of water by means of specific programs with this goal.

In the development of our funtions, we directly interact with the environment to attain our principles in order to be recognized for our “worldwide standard of excellence in the provision of environmental sanitation services” through our commitment to enviromental health, as well as to social and environmental responsibility. Environmental issues are important at different levels, either because of the legislation that is becoming more restrictive, or because of the society that is becoming more conscious and participating more actively in solving these issues. In addition, the market is also becoming more stringent and demanding with respect to the solution of these issues.

We believe that sustainable development is a means of ensuring not only quality for the environment and people’s lives, but also long-term economic-financial sustainability. In order to strengthen our commitment to environmental sustainability, our structure includes organizational units that are in charge of environmental planning and management, environmental control and monitoring, environmental technique and development and water resources management. In the external sphere, we plan to integrate initiatives with state and municipal agencies to work on recovering and preservation of water supply resources, and articulation with non-governmental organizations to run environmental guidance and education campaigns.

Government Regulation

Basic sanitation services in Brazil are subject to an extensive federal, state and local legislation and regulation that, among other things, regulates:

  the granting of concessions to provide water and sewage services;

  the implementation of public private partnerships;

  the need of a public bidding process for the appointment of private water and sewage services providers;

  the need of setting up an agreement for the appointment of public water and sewage services providers;

  the joint management of public services through cooperation, allowing for a program agreement without the need for a public bidding process for the service provider, subject to the condition that the planning, execution and monitoring activities are not executed;

  regulation of water and sewage services;

  water usage;

  water quality and environmental protection;

  tariffs for water and sewage services; and

  governmental restrictions on the incurrence of indebtedness applicable to state-controlled companies.

General

Pursuant to Article 23 of the Brazilian Constitution, water and sewage services are the common responsibility of the Federal Government, the states and the municipalities.

Article 216 of the Constitution of the State of São Paulo provides that, by law, the State must provide the conditions for efficient management and adequate expansion of water and sewage services rendered by its agencies and State-controlled companies or any other concessionaire under its control. State law authorized our formation to plan, provide and operate water and sewage services in the State and also acknowledged the autonomy of the municipalities.

Pursuant to Article 175 of the Brazilian Constitution, the furnishing of public services, such as water and sewage services, is the responsibility of the applicable public authority. However, any such public authority has the right to furnish these services directly or through a concession granted to a third party.

Law No. 11,107/05 (Consortium Law) and Law No. 11,445/07, the new basic sanitation law, recently enacted by the Brazilian Congress, have caused significant impacts in the development of the state sanitation policy and the regulatory structuring of the industry.

Because we are the legal concessionaire for the State of São Paulo for water supply and sewage services, serving approximately 60% of the State’s population and providing sanitation services through concession contracts, we notice the impacts of this legislation on the expiration of our contracts in the 1970’s when the Brazilian Sanitation Plan (Plano Nacional de Saneamento), or PLANASA, was created.

Law No. 11,107/05 has caused important changes in the relationship among municipalities, states and public sanitation services providers, most notably mixed capital companies, such as ourselves, because of the implementation of the program agreements as a substitute for concession contracts.

In addition, Law No. 11,445/07 in its role of general guideline for the development of the Brazilian sanitation industry, addresses the conditions of validity for the delegation of water supply and sewage services, the exercise of ownership by the granting authority and the regulatory conditions for the industry. The new basic sanitation law also provides for a significant amendment to Article 42 of the Concessions Law (Law No. 8,987/95), which establishes the termination of concessions prior to the due expiration date and the reversibility conditions of unamortized assets. The amendment requires that the service provider be compensated for unamortized assets, prioritizing an agreement between the parties setting out the criteria for calculation and payments of indemnity.

The Basic Sanitation Law

On January 8, 2007, Law No. 11,445 was enacted and it establishes nationwide guidelines for basic sanitation and seeks to create solutions that are adequate for the reality of each state and municipality, facilitating the technical cooperation between the state and municipalities. In addition, the Federal Government will enact its public policy to facilitate access to financing alternatives that are compatible with the costs and terms of the sanitation industry, in substitution of the PLANASA model.

Law No. 11,445 establishes the following principles for basic sanitation public services: universalization, integrality, efficiency and economic sustainability, transparency of actions, social control and integration of infrastructure and services with the management of water resources.

This law does not define the ownership of the sanitation services, but establishes the minimum liability for the exercise of ownership, such as the development of the sanitation plan, definition of the person responsible for regulation and control, establishment of the rights and obligations of the users and of the social control mechanisms. It also defines the regionalized performance of the services (i.e., one single provider serves two or more owners, for which there may be one plan for the combination of services).

In addition, the new basic sanitation law defines the guidelines and objectives of the federal basic sanitation policy to be observed when securing public funds generated or operated by agencies or entities of the Federal Government, and foresees the possibility of having subsidies as an instrument of social policy to ensure access to basic sanitation services to everyone, particularly the low-income population. The subsidies may be granted either directly, through tariffs or internal, depending on the characteristics of the beneficiaries and on the source of the funds.

Furthermore, the law also provides that the sanitation services may be interrupted by the service provider, in the event of default of payment of the tariffs by the customer, among other reasons, after written notice, as long as minimum health requirements are met.

Finally, the legislation establishes the criteria for the reversal of assets at the time of termination of the agreement and with regard to the concessions, such as those that have expired or are effective for an indefinite term, or those that were not formalized by an agreement. In adittion, the law provides the calculation and value of the indeminity that must be calculated by a specialized institution chosen by mutual agreement between the parties.

In the absence of mutual agreement, the calculation of the indemnity is based on the terms and conditions of the previous agreement, or in the absence thereof, upon economic valuations or book value revaluation of the investment. It should also be calculated by a specialized institution chosen by mutual agreement between the parties.

Payment is to be effected in up to four, equal and successive, annual installments, with a guarantee, being the first payment payable by no later than the end of the financial year in which the reversal occurs.

Concessions

Concessions for providing water and sewage services are formalized by agreements executed between the state or municipality, as the case may be, and a concessionaire to which the performance of these services is granted in a given municipality or region. Our concessions normally have a contractual term of up to 30 years, although some of our concessions have an indefinite term of effectiveness. However, our concessions in general can be revoked at any time if certain standards of quality and safety are not met, or in the event of default of the terms of the concession contract.

A municipality that chooses to assume the control of its water and sewage services must terminate the current relationship by means of evaluation of the value of the investments to compensate the service provider. Subsequently, the municipality will be in charge of rendering services or of conducting a public bidding process to grant the concession to potential concessionaires, including agreements with public companies directly. Although the Constitution of the State of São Paulo determines that the relevant municipality would have to pay us for the unamortized book value of the assets related to the concession and assume any correlated debt, with the exclusion of any amounts that have been paid to us by the municipality, upon termination or non-renewal of the concession, the payment for termination may not be effected immediately, and any termination could negatively affect our cash flows, operating results and financial situation.

The Federal Concessions Law and the State Concessions Law require that the granting of a concession by the government be preceded by a public bidding process. However, the Federal Public Bidding Law provides that a public bidding process can be waived in certain circumstances, including in the case of services to be provided by a public entity created for such specific purpose on a date prior to the effectiveness of this law, provided that the contracted price is compatible with what is practiced in the market. Furthermore, a provision of the Federal Constitution determines waiver of the public bidding requirement in similar situations. Based on this provision, the municipalities granted concessions with waiver of public bidding processes to us after the enactment of the Federal Constitution. Currently, the new basic sanitation law provides that the program agreement can be executed with waiver of a public bidding process.

Municipal Law No. 13,670, dated November 25, 2003, created the Municipal System for Regulation of Water Supply and Sanitary Sewage Services (Sistema Municipal de Regulação dos Serviços de Abastecimento de Água e Esgotamento Sanitário), providing for their constitution and operation and also establishing the Municipal Sanitation Plan (Plano Municipal de Saneamento). According to this Law, the Mayor of the City of São Paulo has powers to grant and monitor formal concessions for water and sewage services in the City of São Paulo. Subsequent to Law No. 13,670, the Governor of the State filed a legal action claiming that this law was unconstitutional and, as a consequence, the applicability of Law No. 13,670 was suspended. On April 20, 2005 the court ruled, by majority of votes, in favor of the Governor of the State. The City of São Paulo appealed the decision and a final decision is still pending to this date.

Public Consortia Law

On April 6, 2005, the Federal Government enacted Law No. 11,107, which regulates Article 241 of the Brazilian Constitution. This new regulation provides general principles to be observed when public consortia enter into contracts with the Brazilian political divisions and subdivisions (the Federal Government, states, the Federal District and municipalities) aiming at the joint management of public services of common interests.

Federal Decree No. 6,017/07, which regulated the Public Consortia Law, sets forth the manner in which new agreements will be entered into.

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

Based on the aforementioned statutes, in January 2007 we executed our first program agreement with the municipality of Lins, located in the State of São Paulo.

On June 8, 2006, the State of São Paulo enacted the Decree No. 50,868 creating the Commission for the Regulation of Sanitation Service of the State of São Paulo to provide the State of São Paulo with a more independent regulatory ability in relation to sanitation services. The Commission for the Regulation of Sanitation Service of the State of São Paulo is directly subordinated to the Sanitation and Energy Secretariat of the State of São Paulo.

The Commission for the Regulation of Sanitation Service of the State of São Paulo’s responsibilities include, among others, (1) the regulation and inspection of basic sanitation services under the State government’s responsibility, including the monitoring of the development of our performance and the development of dispute resolution between Sabesp and Sabesp’s customers, (2) the approval of the agreements entered into between us and the municipalities, (3) the conduction of studies for the creation of a regulatory agency for the basic sanitation industry and the presentation of legal and regulatory measures, if applicable. The Commission for the Regulation of Sanitation Service of the State of São Paulo shall also present the terms of the cooperation agreements to be entered into by the State government and the municipalities to better regulate our relationship with the communities to which we currently provide services (or to which we are interested in providing services in the future), but where the State government has no granting authority. The creation of the state regulatory authority is currently under analysis.

Public-Private Partnerships and Growth Acceleration Plan

The Public-Private Partnership, or PPP, is a form of contract with the public administration used for the concession of services only to private enterprises, as well as for construction works coupled with the provision of services. PPPs are regulated in the State of São Paulo by Law No. 11,688 enacted on May 19, 2004. PPPs may be used for: (1) implantation, expansion, improvement, reform, maintenance, or management of public infra-structure; (2) provision of public services; and (3) exploitation of public assets and non-material rights belonging to the State.

Payment is conditional upon performance. The payment may be collected through: (1) fares paid by users; (2) assignment of credits belonging to the Public Administration, except taxes; and (3) transfer of rights related to the commercial exploitation of public assets.

Law No.11,688 also authorized the creation of Companhia Paulista de Parcerias — CPP. CPP may grant guarantees, enter into insurance contracts, and participate in PPP contracts.

In January 2007, the President of Brazil announced a new Growth Acceleration Plan, known as the “PAC”, that includes major investments in infrastructure services, including the service provision of water and sewage, housing, as well as highways, airports, ports, energy, that would benefit the poor population of Brazil. The Plan calls for a total of R$504,0 billion (unaudited) through 2010 and most part of this amount would be provided by state-owned companies and the private sector, while the rest would come from the federal government.

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

  the participation of bidders, either individually or forming a consortium;

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

The Edital bid the concession power to its terms.

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

Water Usage

In July 2000, the National Water Agency, a federal agency under the Ministry of the Environment, was established to develop the National System for Water Resources Management. According to existing law, federal and state agencies are authorized to collect charges related to water usage from entities, such as us, for the abstraction of water from, or dumping of sewage into, water resources controlled by these agencies. The charges collected by these agencies will be used to sponsor studies, programs, projects and constructions provided for in the Water Resources Plan (Plano de Recursos Hídricos) and for the payment of expenses concerning the creation of the Federal System for Water Resources Managing (Sistema Nacional de Gerenciamento de Recursos Hídricos), as well as administrative costs regarding the bodies and entities pertaining thereto and they may be loaned or provided as grants or subsidies to governmental agencies and corporations, including us, for use in the development and maintenance of water resources.

The legislature of the State and the Federal Government enacted legislation under which we must pay charges to the Federal Government, the State or an agency in respect of the use of water from specified sources. Since February 2004, we have been incurring expenses in connection with the use of water from the Paraíba do Sul River Basin and since January 2006, from the Piracicaba, Capivari and Jundiaí River Basin.

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

In order to implement these principles, authorizations granting a right of use are required from the relevant public authority for water usage (whether for collection, release of effluents or other otherwise), modification of the regime and modification of the quality or the quantity of the existing water. In the case of rivers under the Federal Government’s domain (rivers crossing more than one state), the National Water Agency is the public authority which grants the authorization. With respect to the rivers under a state’s domain, the applicable state authority has jurisdiction to grant the right of use. In the State of São Paulo, the State Department of Water and Energy is the public authority responsible for granting such authorizations. According to a report prepared in May 2001, the granting of rights for our water usage should be regulated in 391 of our projects.

Under state law, implementation of any project that involves the use of surface or underground water requires prior authorization or licensing from the competent government authority.

The State Department of Water and Energy has, as its objectives, establishing (1) a policy for the use of water resources with a view to developing the water business of the State, and (2) plans, studies and projects related to the integral use of water resources, directly or by means of agreements with third parties. The State Department of Water and Energy has established the standards which regulate abstraction of water from water resources in the State of São Paulo.

On December 29, 2005, State Law No.12,183 established the basis for the fees charged by governmental water agencies in the State of São Paulo for the abstraction of water from the State of São Paulo’s water resources. The fees will be implemented gradually and a specific official register of users of water resources will be created. The proposed fees must be, in each case, approved by a decree from the State Governor, after the consideration by the State Department of Water and Energy. State Law No. 12,183 also established that, until December 2009, the fees charged for the use of water resources by public or private water and sewage services providers will correspond to 50% of the fees charged for the other users of water resources. Fines applied for the non-payment of the fees may vary from 2% of the debt to the suspension of the right of use of the water resources.

Water Quality

Administrative Rule No. 518/04, issued by the Ministry of Health of the Federal Government provides the standards for drinking water for human consumption in Brazil. This rule conforms to the U. S. Safe Drinking Water Act and the regulations enacted by the U.S. 70 Environmental Protection Agency, establishing rules for sampling and limits related to substances that are potentially hazardous to health.

In compliance with Brazilian law, the physical-chemical, organic and bacteriological analyses carried out for water quality control follow the methodologies of the “Standard Methods for Water and Wastewater” (21st edition) of the American Water Works Association.

Decree No. 5,440/05 provides for the obligation to disclose the quality of water to consumers. We have been complying with these regulations by publishing the relevant information in monthly bills and annual reports delivered to all consumers that we serve.

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

Environmental Sanitation Technology Company (Companhia de Tecnologia de Saneamento Ambiental) or CETESB, a State-controlled company under the jurisdiction of the Secretariat of the Environment of the State, is authorized under State law to monitor discharges of pollutants into the environment and to enforce the requirements of State law. CETESB is responsible for operating Installation and Operation Licenses issued to sewage treatment facilities and other pollution sources. Although we have not received formal authorization from CETESB to discharge raw sewage into waters, we continue to discharge such sewage. Our capital expenditure program includes the Tietê Project, which is designed to reduce the discharge of raw sewage into the Tietê River, a major river in the São Paulo Metropolitan Region. CETESB participates in the development of this project. There can be no assurance that we will not be required in the future to obtain specific consents or authorizations for discharges of raw sewage.

The disposal of sludge must also meet the requirements of State law. CETESB also regulates the discharge of effluents into bodies of water under State law and must approve all of our treatment facilities without prejudging whether we have complied with standards established by federal legislation.

State law also stipulates the basis for fees to be charged for discharging effluents into the State of São Paulo’s water resources. Although neither the State nor its agencies currently assesses fees for the discharges, we cannot assure you that the fees will not be charged in the future.

Some municipalities of the State of São Paulo have enacted municipal laws requiring us to charge a fixed fee, and not a tariff, for sewage services being provided. To date, we have not been the subject of the enforcement of these laws.

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

In determining tariffs, we may also consider the costs associated with the exploitation of basic sanitation services, depreciation, provision for bad debts, amortization of expenses and adequate remuneration for investments. We usually submit new tariffs to the Governor of the State for approval, although we are not required by law to do so. We implemented a new readjustment formula designed to better reflect costs in August 2003. See “—Business Overview—Tariffs.”

We maintain three different tariff schedules, depending upon whether a customer is located in the São Paulo Metropolitan Region or the interior or coastal regions comprising our Regional Systems. There are four levels of volume consumed for each category of customer, except for the residential social and favelas (shantytowns) that present five levels of volume consumed. Customers are billed on a monthly basis. We are also authorized to enter into individual contracts with certain customers, such as municipalities, to sell water or sewage services on a wholesale basis.

Our tariff system also establishes criteria for billing and collection of services and for the publicity to be given to such criteria and tariffs. Tariffs are published in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo).

We may be subject to a federal law which, in the case of water and sewage services, provided pursuant to certain concessions, effectively prohibits tariffs that would produce a return on assets in excess of 12% per annum. Return on assets is calculated using operating income (before financial and certain other expenses) measured against operational assets (property, plant and equipment and certain other assets), based on our financial statements prepared in accordance with the Brazilian Corporate Law Method. We could be subject to the above return on assets limitation in adjusting tariffs because substantially all of our concessions were granted during the period in which these rate regulations were in effect. We are not, however, subject to such limitations in setting tariffs under our newer concessions. The above return on assets limitation does not apply to renewals of existing concessions.

In addition to the specific regulation mentioned above, we are also subject to general rules such as periodic readjustments established by Law No. 9,069/95 which established, among other things, the Real Plan.

Governmental Restrictions on Incurrence of Debt

On June 30, 1998, the Central Bank issued a resolution amending certain conditions that must be observed with respect to the external credit operations (i.e., foreign currency borrowings) of states, the Federal District of Brasilia, municipalities and their respective autarquias (agencies), foundations and non-financial companies, including us. This resolution provides, among other things, that, with certain exceptions applicable to the importation of goods and services:

  the proceeds of external credit operations must be exclusively used to refinance outstanding financial obligations of the issuer, with preference given to those obligations that have a higher cost and a shorter term, and, until used for such purposes, the proceeds shall remain deposited, as directed by the Central Bank, in a pledged account; and

  the total amount of the contractual obligation must be subject to monthly deposits in a pledged account, equal to the total debt service obligation, including principal and interest, divided by the number of months that the obligation is to be outstanding.

The Central Bank resolution further provides that the requirements described above do not apply to financing transactions involving multilateral or official organizations such as the World Bank, the Inter-American Development Bank or the JBIC. The Central Bank regulation implementing this resolution provides, among other things, that the account referred to in the first bullet point above must be an account opened in a federal financial institution, which is to hold such funds until released for the purpose of refinancing outstanding obligations of the issuer. The Central Bank regulation further provides that the account described in the second bullet point above must be an escrow account to be opened in a federal financial institution and to secure the payment of principal and interest on the external debt.

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

4.C. Organizational structure

Not applicable.

4.D. Property, Plant and Equipment

Our principal properties consist of reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water mains, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections. As of December 31, 2006, we owned 197 water treatment facilities and 61,469 kilometers of water pipes and mains, 446 sewage treatment facilities and 39,126 kilometers of sewer lines, as well as 16 water quality control laboratories.

We own our headquarters building and all other major administrative buildings. We have pledged some of our properties as collateral to the Federal Government in connection with a long-term financing transaction we have entered into with the World Bank that was guaranteed by the Federal Government. We have also pledged part of our assets in the amount of R$249.0 million as collateral with respect to our indebtedness under the Special Program for Payment of Federal and Social Security-Related Taxes in Installments (Programa de Parcelamento Especial para Impostos Federais e Previdenciários), or PAES program, as set forth by Law No. 10,684, dated May 30, 2003. Three of our properties in the amount of R$60.5 million were pledged as collateral for the financing granted by the International Bank for Reconstruction and Development.

As of December 31, 2006, the total net book value of our property, plant and equipment was R$14,332.6 million, including concession assets acquired (intangible assets).

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

5.A. Operating and Financial Review and Prospects

Overview

We operate water and sewage systems in the State of São Paulo, including in the City of São Paulo, Brazil’s largest city, and in more than one-half of the other municipalities in the State of São Paulo. We also make wholesale sales of water to six additional municipalities in which we do not operate water systems.

The São Paulo Metropolitan Region, which includes the City of São Paulo, is our most important service territory. With a population of approximately 19.5 million, the São Paulo Metropolitan Region accounted for approximately 74.5%, 75.5% and 75.8% of our gross revenue from sales and services in 2004, 2005 and 2006, respectively. Approximately 71.8% of the property, plant and equipment reflected on our balance sheet as of December 31, 2006 is located in this region. In an effort to respond to demand in the São Paulo Metropolitan Region and because the region represents the principal opportunity to increase our net revenue from sales and services, we have dedicated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region. Our capital expenditure program is our most significant liquidity and capital resource requirement.

Factors Affecting Our Results of Operations

Our results of operations and financial condition are generally affected by our ability to raise tariffs, general economic conditions in Brazil and, in some previous periods, meteorological conditions. In 2004, results of operations and financial condition were also significantly affected by an increase in bad debt expenses net of recoveries, increases in electricity costs, and increases in payments for outside services. In 2005, hydrological conditions improved and with the increase in efficiencies in our system, we were able to increase capacity and production. We were therefore able to increase revenues reflecting both operational improvement and greater demand arising from the end of our water usage reduction bonus program. In 2006, our results of operations and financial condition were affected by an increase in the invoiced volume of water and sewage, as well as by a decrease in our financial expenses, as a result of our strategy to actively manage our capital market debts. Additionally, in 2006, our results of operations and financial condition was negatively affected by the adjustment of R$ 93.8 million, as a result of an analysis and conciliation procedure related to the accounting balance of our accounts receivable. See note 5 to our financial statements.

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

Tariffs have often failed to keep up with inflation during periods of high inflation in the past. During the past few years, we generally have been able to raise tariffs in line with increases in cost of sales and services and operating expenses and to support our liquidity and capital resource requirements. In 2000, we did not raise tariffs due to the State policy for that year of not increasing tariffs for many public services. In June 2001, however, we increased our average tariff by approximately 13.1%, which was broadly in line with prevailing inflation rates in Brazil since mid-1999 as measured by the consumer price index, and in August 2002, we increased our tariffs by 8.2% . In August 2003, we increased our tariffs for water and sewage services by 18.9%, in August 2004 we raised our tariffs for water and sewage services by 6.8% and in August 2005 we raised our tariffs for water and sewage services by 9.0% . In August 2006, we increased our tariffs by 6.71% .

Since August 2003, our tariffs have been determined using a transparent formula which accounts for inflation, covers our operating costs and other expenses and provides for a return on investment. Tariffs have historically been adjusted once a year and for periods of at least 12 months. We are currently evaluating and considering a potential revision to our tariff structure in order to improve our return on investment. We concluded a study on this topic in January 2006 and our board of executive officers created a team to evaluate and, if needed, to update and report the actions necessary for the implementation of the recommendations of the study. To date, we have not defined the term for these actions and we believe, based on our advisors’ opinion, that we will implement the recommendations of the study within four years.

The new basic sanitation law, Law No. 11,445, does not affect terms and conditions related to tariff adjustments under our existing concessions. Contracts that are currently in effect will be adjusted according to the formula that we have applied to them. Pursuant to Law No. 11,445, as a general rule, the new state regulatory authority that will be created and replace the Commission for the Regulation of Sanitation Service of the State of São Paulo, will be responsible for setting and adjusting tariffs. While the new state regulatory authority is not created, the Sanitation and Energy Secretariat of the State of São Paulo will be temporarily in charge of these responsibilities.

The following table sets forth, for the periods indicated, the percentage increase of our tariffs, as compared to three inflation indices:

	Year ended December 31,

	2003(1)	2004	2005	2006

Increase in Average Tariff(2)	18.9%	6.8%	9.0%	6.7%
Inflation – Índice de Preços ao Consumidor – IPC – FIPE
(Conscccumer Price Index)	8.2%	6.6%	4.5%	2.5%
Inflation – Índice de Preços ao Consumidor Ampliado – IPCA
(Extended Consumer Price)	9.3%	7.6%	5.7%	3.1%
Inflation – Índice Geral de Preços do Mercado IGP-M (General
Price Index-Market)	8.7%	12.4%	1.2%	3.8%
________________

(1)
Tariff increase effective August 29, 2003 for all categories except residential social (residences of low income families that live in sub- standard conditions, residences of persons unemployed for up to 12 months and collective living residences) and favela (shantytown).

(2)	Tariff increases, if any, for each period took effect in August of such year.
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

In 2003, the new administration largely continued the macroeconomic policies of the previous administration. The real appreciated by 22.3% against the U.S. dollar in 2003 to R$2.8892 per US$1.00 as of December 31, 2003. Inflation for 2003, as measured by the IGP-M, was 8.7% . However, real gross domestic product decreased by 0.2% during 2003 largely because the very high interest rates that prevailed at the beginning of 2003 also constrained economic growth. The Brazilian economy showed signs of improvement in the third and fourth quarters of 2003 that continued through 2004. During 2004 real gross domestic product grew by 5.2%, inflation was 12.4% as measured by the IGP-M and the real appreciated 8.8% against the U.S. dollar as the real/U.S. dollar exchange rate decreased to 2.6544 reais as of December 31, 2004.

The principal events affecting the Brazilian macroeconomy in 2005 were the corruption allegations against government officials and Brazilian house representatives of the current president's support base, and the Central Bank’s efforts to meet the goal of 5.1% annual inflation, which resulted in the maintenance of high levels of interest rates, starting from November, the Central Bank has begun a process of reducing the official interest rate in order to encourage economic growth. As of December 31, 2005, the official interest rate was 18.00% .

In 2006, the appreciation trend continued and the real appreciated by 7.5% against the U.S. dollar between December 31, 2005 and 2006. Notwithstanding the real’s appreciation, Brazil’s trade surplus was US$46.1 billion. The average unemployment rate increased from 8.3% for the year ended December 31, 2005, to 10.0% for the year ended December 31, 2006, in the principal metropolitan regions of Brazil, according to IBGE estimates. In 2006, the inflation rate, as measured by the IGP-M, was 3.8% .

Interest Rates. Interest rate levels in Brazil are closely linked to exchange rate movements and inflation rates. High domestic interest rates result in increases in our financial expenses and also negatively affect our ability to obtain financing, on a cost-effective basis, in domestic capital and lending markets. As a result, we may continue to require substantial amounts of foreign currency-denominated debt in order to satisfy our liquidity and capital resource requirements, which increase our exposure to exchange rate movements as discussed below.

The Central Bank increased the official interest rate to 26.3% on February 19, 2003 and decreased it to 15.8% on April 14, 2004. The Central Bank increased the official interest rate to 17.74% on December 15, 2004. During the first four months of 2005, the Central Bank continued to raise the official interest rate, which reached 19.5% on April 20, 2005. However, starting from November, the Central Bank has begun a process of reducing the official interest rate. On December 31, 2005, the official interest rate was 18.0% . In 2006, the Central Bank continued to reduce the official interest rate, reaching 13.19% .

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

The following table shows Brazilian inflation for the periods indicated:

	Year ended December 31,

	2003	2004	2005	2006

Inflation – Consumer Price Index (IPC-FIPE)	8.2%	6.6%	4.5%	2.5%
Inflation – General Price Index-
Market (IGP-M)	8.7%	12.4%	1.2%	3.8%
_______________
Source: Fundação Getúlio Vargas.

Currency Exchange Rates. We had total foreign currency-denominated indebtedness of R$1,472.8 million as of December 31, 2006. In the event of further significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency-denominated obligations would increase as measured in reais, particularly as our tariff and other revenue are based solely in reais. In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. For example, the 34.3% devaluation of the real in 2002 increased our financial expenses and negatively affected our overall results of operations for that year. In contrast, in 2003, the real appreciated 22.3% against the U.S. dollar, which resulted in a foreign exchange gain of R$540.6 million. The 8.8% appreciation of the real against the U.S. dollar in 2004 led to a foreign exchange gain of R$179.7 million. The 13.4% appreciation of the real against the U.S. dollar in 2005 led to a foreign exchange gain of R$312.1 million. The 9.5% appreciation of the real against the U.S. dollar in 2006 led to a foreign exchange gain of R$96.1 million.

The following table shows the devaluation (appreciation) of the real against the U.S. dollar, the period-end exchange rates and average exchange rates for the periods indicated:

	Year ended December 31,

	2003	2004	2005	2006

Devaluation (appreciation) of the real versus U.S. dollar	(22.3)%	(8.8)%	(13.4)%	(9.5)%
Period-end exchange rate – US$1.00	R$2.8892	R$2.6544	R$2.3407	R$2.1380
Average exchange rate – US$1.00(1)	R$3.0786	R$2.9259	R$2.4341	R$2.1771
_________________

(1)	Represents the average for period indicated.
Source: The Central Bank.

At times, we enter into forward exchange transactions and financial funding transactions in reais to mitigate foreign currency exposure. In addition, we have monitored, overseen and controlled our indebtedness denominated in foreign currency, taking advantage of market opportunities to improve the profile of our indebtedness and reduce our costs.

Effects of Drought

Brazil experienced a prolonged and severe drought during 2000 and 2001, although historically droughts have not impacted all of our water supply systems equally. During this period, the São Paulo Metropolitan Region, in particular, faced its worst drought in 65 years. As a result, from mid-June to mid-September in 2000, we rationed water in the south of the São Paulo Metropolitan Region, affecting approximately 3.5 million people, or approximately 20% of the total population of this region. Under this rationing, water was made available to our customers for only two out of every three days. During this period of rationing, we also reduced our total water production by approximately 8%. From April 2001 through January 2002, we rationed water in the west of the São Paulo Metropolitan Region, affecting approximately 300,000 people. Under this rationing, water was made available to these 300,000 customers for only 40 out of every 78 hours. Throughout 2003 rain levels were below average resulting in a weak replenishment of our reservoirs, particularly in the Cantareira system, the largest water supply system in the São Paulo Metropolitan Region. From October to December 2003, we rationed water on the western part of the São Paulo Metropolitan Region, served by the Alto Cotia system, affecting approximately 450,000 people, or approximately 2% of the region’s population. Under this rationing, water was available to those people for three days, followed by two days of rationing. During this period our total water production volume was reduced by 0.8% . As a result of the drought, our revenue declined as our volume of water billed decreased, and our costs increased because of required expenditures to protect and develop water sources and to preserve water quality. The impact that droughts have may vary across our different systems, which may allow us to mitigate the effects of any particular drought. The effects of the drought continued to affect our systems through 2004. In order to minimize the effects of this drought we implemented a water usage reduction bonus program. Due to this program and the return to normal rainfall levels that occurred throughout 2004 and early 2005, the conditions of our reservoirs have improved. In 2006, the rainfall was sufficient to enable the increase in the volume of water held in our reservoirs.

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

Our management discussion and analysis of financial condition and results of operations are based upon our primary financial statements, which have been prepared in accordance with the Brazilian Corporate Law Method, which differs in significant respects from U.S. GAAP. We have included a discussion on material differences between the Brazilian Corporate Law Method and U.S. GAAP related to each critical accounting policy in our audited financial statements.

Allowance for Doubtful Accounts

We record allowance for doubtful accounts in an amount that our management considers sufficient to cover probable losses, based on an analysis of customer accounts receivable, taking into consideration the expected recovery in different categories of customers. We record an allowance for doubtful accounts for balances receivable in excess of R$5,000 and overdue for more than 360 days, and for balances receivable in excess of R$30,000 and overdue for more than 360 days as to which we have commenced judicial collection proceedings. The amount is thus calculated and adjusted when it is in excess or insufficient, based on an aging analysis of receipts and on the expected recovery at different categories of customers. Accounts receivable balances under R$5,000 and overdue for more than 180 days are written off as a direct charge to income.

Provisions for the allowance for doubtful accounts are included in selling expenses, net of recoveries. The net charge to this allowance was R$37.6 million in 2003, R$241.6 million in 2004 and R$255.3 million in 2005. In 2006, it was R$411.9 million (excluding the effects of the adjustment of R$93.8 million, as a result of an analysis and conciliation procedure related to the accounting balance of our accounts receivable, the net charge to this allowance in 2006 was R$318.2 million).

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

In addition, we have substantial assets consisting of amounts owed by the State. These amounts consist primarily of accounts receivable for services, reimbursement for pensions paid and amounts due under our December 2001 and March 2004 agreement with the State. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions”. We do not reserve against any of these amounts owed by the State due to the following factors:

  we do not expect to incur losses from these accounts receivable; and

  we entered into agreements in September 1997, December 2001 and March 2004 under which the State has committed to settle the outstanding amounts due to us described in these agreements by applying dividends declared by us to the remaining balance of the accounts receivable owed by the State or its controlled entities.

As of December 31, 2006, the amounts owed to us by the State for the provision of water and sewage services included R$148.8 million which was considered overdue as of February 29, 2004. As of December 31, 2006 the State owed us an additional R$308.0 million in accounts receivable related to the provision of water and sewage services rendered from February 2004. With respect to reimbursement for pensions paid on behalf of the State, the State owed us R$774.5 million as of December 31, 2006 (R$320.6 million of which was acknowledged by the State in an agreement with us subject to a further audit which has not yet occurred). We have not established any provisions for any amounts due to us by the State.

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

Indemnities Receivable

Indemnities receivable is a long-term asset representing amounts receivable from the Municipalities of Diadema and Mauá as indemnification for the unilateral withdrawal by those authorities of our water and sewage service concessions in 1995. As of December 31, 2006 this asset amounted to R$148.8 million.

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

With respect to Mauá, a decision has been issued by the lower court requiring Mauá to pay us the amount of R$153.2 million as compensation for the loss of profits. For more information, see “Item 8.A. Financial Information—Consolidated Statements and other Information—Legal Proceedings.”

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

Loss Contingencies

We are a party to a number of legal proceedings involving significant monetary claims. These legal proceedings include, among others, tax, labor, civil, environmental, condemnation and other proceedings. For a more detailed discussion of these legal proceedings, see note 15 to our financial statements. We accrue for probable losses resulting from these claims and proceedings when we determine that the likelihood that a loss has occurred is probable and the amount of such loss can be reasonably estimated. As such, we are required to make judgments regarding future events for which we often seek the advice of legal counsel. As a result of the significant judgment required in assessing and estimating these loss contingencies, actual losses realized in future periods could differ significantly from our estimates and could exceed the amounts which we have provisioned.

No differences have been identified between accounting policies on loss contingencies adopted under the Brazilian Corporate Law Method and U.S. GAAP.

Pension Plans

Plan G1. We sponsor a funded defined-benefit pension and benefits fund, or Plan G1, which is operated and administered by SABESPREV—Fundação SABESP de Seguridade Social.

Under the Brazilian Corporate Law Method, prior to January 1, 2002, we recorded pension expense on an accrual basis based on our contributions to the plan. Effective January 1, 2002, in accordance with the issuance of a new accounting standard, we began accounting for our actuarial obligation under Plan G1. As permitted under this standard, we are amortizing the transition liability related to the actuarial value of our obligation at the date of adoption of the new standard over a period of five years, which is recorded in our statements of operations as an extraordinary item, net of the related tax impacts. For 2005, pension costs charged to income totaled R$65.7 million, of which R$53.2 million (net of tax effects, totaling R$35.1million) was presented as “extraordinary item net of income tax and social contribution.” The remaining R$12.5 million was charged to cost of services rendered, general and administrative expenses and selling expenses. For 2006, pension costs charged to income totaled R$56.0 million, of which R$53.2 million (net of tax effects totaling R$35.1 million) was presented as “extraordinary item net of income tax and social contribution.” The remaining R$2.8 million was charged to cost of services rendered, general and administrative expenses and selling expenses. Based on independent actuarial reports, as of December 31, 2006, our obligation under Plan G1 was R$321.2 million. See note 13 to our financial statements.

Under U.S. GAAP, we had already adopted the provisions of SFAS No. 87, “Employers’ Accounting for Pensions” prior to 2002, which requires that we recognize an actuarial liability for pension benefits under Plan G1. While the actuarial assumptions used for U.S. GAAP are the same as those used in determining the actuarial liability under the Brazilian Corporate Law Method, pension costs and obligations under U.S. GAAP and the Brazilian Corporate Law Method are not the same, mainly due to differences related to the first year of application, the amortization of the initial transition obligation, amortization periods for other actuarial gains and losses, and actuarial calculation methods, among others. After the issuance of SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R),” in September 2006, an employer is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. See note 23 to our financial statements.

We are currently evaluating the possible introduction of a defined contribution plan for new employees and providing existing employees an option to switch to this new plan from Plan G1.

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

The present value of our pension obligations was based on a discount rate of 12.32% for 2004, 2005 and 2006. Our pension obligation and expense increases as the discount rate is reduced.

Our expected return on assets for Plan G1 is determined by evaluating the asset class return expectations with our advisors, as well as actual, long-term historical results of our asset returns. For 2006, we used an expected rate of return on assets assumption of 12.06% . The expected return on assets assumption is based on a targeted allocation of investments in accordance with the investment strategies of the plans. We believe that this targeted allocation will, on average, approximate actual long-term asset allocation.

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

Accounts Receivable from the State for Water and Sewage Service Provided. Certain of these accounts receivable have been overdue for a long period and we do not reserve against such accounts receivable as we fully expect to recover these amounts and loss is not considered probable. We have entered into agreements with the state with respect to these accounts receivable. For further information on these agreements, see note 6 to our financial statements.

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

Results of Operations

The following table sets forth, for the periods indicated, certain items in our statement of operations, each expressed as a percentage of net revenue from sales and services:

	Year ended December 31,

	2004	2005	2006

Net revenue from sales and services	100	100	100
Cost of sales and services	(51.2)	(48.0)	(47.3)

Gross profit	48.8	52.0	52.7
Selling expenses	(11.4)	(10.9)	(13.0)
Administrative expenses	(7.1)	(7.0)	(7.1)
Financial expenses, net	(11.5)	(9.0)	(10.2)

Income (loss) from operations	18.8	25.1	22.4
Non-operating expenses, net	(0.8)	(0.5)	(0.9)

Income (loss) before taxes on income	18.0	24.6	21.5
Income tax and social contribution tax	(5.5)	(6.4)	(6.8)
Extraordinary item, net of income tax and social contribution tax	(0.8)	(0.7)	(0.6)

Net income (loss)	11.7	17.5	14.1

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

     Net Revenue from Sales and Services

     Net revenue from sales and services increased by R$573.9 million, or 11.6%, to R$5,527.3 million in 2006, from R$4,953.4 million in 2005.

Net revenue from sales and services relating to water services in 2006 increased by R$320.8 million, or 11.2%, to R$3,177.3 million in 2006, from R$2,856.5 million in 2005. This increase was principally due to:

  a 2.7% increase in volume of water invoiced in 2006; and
  the effect of the tariff readjustment in 2005 of 9.0%, with a 6.6% impact in 2006, and the tariff readjustment in 2006 of 6.7%, with a 1.7% impact in 2006, which altogether had an impact of 8.3%.

Net revenue from sales and services relating to sewage services increased by R$253.2 million, or 12.1%, to R$2,350.1 million in 2006, from R$2,096.9 million in 2005. Volumes of sewage increased by 4.0%, while tariffs increased by 9.0% .

     Cost of Sales and Services

The cost of sales and services increased by R$240.4 million, or 10.1%, to R$2,616.8 million in 2006, from R$2,376.4 million in 2005. As a percentage of net revenue from sales and services, cost of sales and services decreased to 47.3% in 2006 from 48.0% in 2005.

The increase in overall costs was principally due to the following factors:

  an increase of R$115.5 million, or 13.6%, in payroll expenses and related charges, primarily due to annual salary adjustments of 4.63% that came into effect in May 2006. In addition, the increase was due to the provision of a performance-related bonus, a profit sharing plan taking into account an adjustment in 2006 and the charges related to payment of compensation in connection with our incentive resignation program, totaling an aggregate amount of R$60.2 million. This increase was partially offset by a 2.7% decrease in the number of our employees, or 470 employees, of which 398 employees resigned under the incentive resignation program. While the number of employees covered by this line item decreased to 16,978 in 2006 from 17,448 in 2005, productivity increased on a company-wide basis based on our operating index of the number of water and sewage connections per employee, which indicated 684 connections per employee in 2006 and 651 connections per employee in 2005;

  an increase of R$49.4 million, or 8.6%, in depreciation and amortization, principally due to the transfer of assets recorded in construction in progress to operating permanent assets, which resulted in higher depreciation costs during 2006. We expect depreciation costs to increase in the next periods in the same proportion of the increase in our assets in operation.
  an increase of R$29.0 million, or 9.7%, in outsourced services, principally due to a R$16.2 million increase in preventive and corrective maintenance of water and sewage treatment stations and in fees related to sludge disposal services, a R$6.8 million in our water loss control program and a R$6.0 million in costs related to hiring security companies;
  an increase of R$25.7 million, or 6.1%, in energy costs, principally as a consequence of (1) an increase in average energy tariffs of 6.7% in the regular energy supply market; the supply of energy from this market represented 84% of energy costs incurred by us in 2006; (2) an increase in energy consumption due to an increase of 2.7% in water production and of 4.0% in collection and treatment of sewage; and (3) a 16.3% increase in average energy tariffs in the “free market,” which represented 16% of energy costs incurred by us in 2006. The increase in energy costs was partially mitigated by (1) the migration of 43% of our energy requirements to the “free market,” where we can more efficiently negotiate for the supply of energy, which enabled us to save R$4.9 million in energy costs in 2006 and also provided us with a R$24.9 million saving with the supply of energy in connection with the migration of 43% of our energy requirements to the “free market” in 2006; (2) the renegotiation of energy supply agreements with municipalities of the São Paulo Metropolitan Region, which enabled us to save R$0.5 million; and (3) the ending of the additional charge for emergency energy capacity in 2005, which enabled us to save R$7.3 million;
  an increase of R$12.5 million, or 11.9%, in materials, principally due to a R$5.6 million increase in materials used in the distribution and collections network maintenance, a R$4.6 million increase in fuel, expenses in the amount of R$0.9 million related to our obtainment of the International Occupational Health and Safety Management System Specification Certification, the OHSAS 18001 Certification, which is a non-recurrent expense, and a R$1.4 million increase in several other types of materials; and
  an increase of R$5.6 million, or 5.7%, in treatment materials, due to a higher volume of treated water and collected and treated sewage as a result of the increase in consumption and the increase in the price of certain materials. The average increase in prices of treatment materials was 8.3%, but more efficient operating procedures resulted in total costs not increasing to the same extent.

         Gross Profit

As a result of the factors discussed above, gross profit in 2006 increased by R$333.5 million, or 12.9%, to R$2,910.5 million in 2006, from R$2,577.0 million in 2005. As a percentage of net revenue from sales and services, gross profit increased to 52.7% in 2006 from 52.0% in 2005.

         Selling Expenses

Selling expenses in 2006 increased by R$181.4 million, or 33.7%, to R$719.2 million in 2006, from R$537.8 million in 2005. As a percentage of net revenue from sales and services, selling expenses increased to 13.0% in 2006, from 10.9% in 2005.

The increase in selling expenses was primarily due to the following factors:

  an increase of R$156.6 million, or 61.3%, in bad debt expenses, net of recoveries, to R$411.9 million in 2006 from R$255.3 million in 2005. Excluding the effects of the adjustment of R$93.8 million, which was a result of an analysis and conciliation procedure related to the accounting balance of our accounts receivable, the increase was mainly due to the increase in receivables following the end of the water usage reduction bonus program in 2004. For further information on our accounts receivable, see note 5 to our financial statements. The increase was also related to the tariff adjustment of 9.0% in August 2005.

  an increase of R$12.3 million, or 26.3%, in general expenses, principally due to the fact that collection tariffs until 2005 were recorded under the line item cost of sales and services and as from 2006 these expenses started being recorded under the line item selling expenses; and
  an increase of R$16.4 million, or 11.5%, in payroll expenses and related charges, primarily due to annual salary adjustments of 4.63% that came into effect in May 2006. In addition, the increase was due to the provision of a performance-related bonus, a profit sharing plan taking into account an adjustment in 2006 and the charges related to payment of compensation in connection with our incentive resignation program, totaling an aggregate amount of R$10.4 million.

         Administrative Expenses

Administrative expenses for 2006 increased by R$37.8 million, or 10.8%, to R$387.4 million in 2006, from R$349.6 million in 2005. As a percentage of net revenue from sales and services, administrative expenses decreased to 7.0% in 2006, from 7.1% in 2005.

The increase in administrative expenses primarily reflected:

  an increase of R$30.6 million, or 34.8%, in provisions for judicial proceedings, resulting from environmental claims as to which losses are probable;
  an increase of R$20.1 million, or 17.9%, in payroll expenses and related charges, primarily due to annual salary adjustments of 4.63% that came into effect in May 2006. In addition, the increase was due to the provision of a performance-related bonus, a profit sharing plan taking into account an adjustment in 2006 and the charges related to payment of compensation in connection with our incentive resignation program, totaling an aggregate amount of R$9.2 million; and
  a decrease of R$14.8 million, or 15.7%, in outsourced services related to a decrease in fees paid to external advisers with respect to our debt restructuring in the capital markets.

         Financial Expenses, Net

Financial expenses, net consist primarily of interest on our indebtedness, foreign exchange losses (or gains) in respect of our indebtedness, offset partially by interest income on cash and time deposits and inflation-based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Financial expenses, net in 2006 increased by R$116.3 million, or 26.0%, to R$563.3 million in 2006, from R$447.0 million in 2005. As a percentage of net revenue from sales and services, financial expenses, net decreased to 10.2% in 2006, from 9.0% in 2005. Financial expenses increased R$127.1 million, or 22.6% . The increase in financial expenses was primarily due to:

  a decrease of R$215.7 million mainly in foreign exchange gains, reflecting the effects of the appreciation of the real against the U.S. dollar. In 2006, we recorded gains in the amount of R$95.6 million, resulting from a 9.5% appreciation of the real against the U.S. dollar. In 2005, we recorded gains in the amount of R$311.3 million, resulting from a 13.4% appreciation of the real against the U.S. dollar; and
  a decrease of R$10.8 million in interest and other charges related to our real-denominated debt, principally due to (1) a R$9.0 million decrease in payment of interest due to the prepayment of debentures with proceeds from our FIDC, which decreased interest rates from 1.1% to 0.7%; (2) new issuances of debentures in the end of 2005 and the decrease in payment of interest was reflected in our results of 2006.

The increase in financial expenses, net was partially offset by:

  a decrease of R$79.2 million for monetary adjustments in provisions for judicial proceedings related to interest expenses, due to the decrease in amounts provisioned with respect to court deposits; and
  a decrease of R$20.7 million in interest and other charges related to our foreign currency- denominated debt, principally due to (1) a R$42.5 million decrease in payment of interest on Eurobonds due to the amortization of the notes due 2005 in July 2005 and the prepayment of part of the 12.5% notes due 2008 in November 2006; we made this prepayment with the proceeds from our offering of 7.5% notes due 2016 in the amount of US$140.0 million in November 2006; (2) a R$9.4 million in payment of interest on the principal related to the loan agreement entered into with the Inter-American Development Bank and syndicated loans; (3) a R$31.3 million increase in expenses with the payment of the premium for note holders who tendered their 12.5% notes due 2008, which is a non-recurrent expense.

Financial income increased by R$10.4 million, or 9.0%, to R$125.9 million in 2006, from R$115.5 million in 2005, which was related to interest income from short-term investments.

As of December 31, 2006, 76.7% of our debt was denominated in reais and 23.3% was denominated in U.S. dollars.

         Income from Operations

As a result of the factors discussed above, income from operations in 2006 decreased by R$2.0 million, or 0.2%, to R$1,240.6 million in 2006, from R$1,242.6 million in 2005.

         Non-Operating Expenses

Non-operating expenses in 2006 increased by R$25.5 million, or 100.4%, to R$50.9 million, from R$25.4 million in 2005. Losses on the disposal of obsolete assets were R$47.8 million in 2006, compared to R$19.1 million in 2005.

         Income Tax and Social Contribution Tax

Income tax and social contribution tax (including deferred taxes) in 2006 increased by R$59.2 million, or 18.7%, to R$375.7 million from R$316.5 million in 2005. This was primarily due to the increase in taxable income, which was R$1,283.5 in 2006, compared to R$1,217.2 million in 2005. This increase in profits was partially offset by tax benefits resulting from the declaration of interest on shareholders’ equity. This benefit amounted to R$92.1 million in 2006, compared to R$118.4 million in 2005, over interest on shareholders’ equity in the amounts of R$270.8 million and R$348.2 million, respectively.

         Extraordinary Item

In accordance with the requirements of the CVM, under CVM Deliberation No. 371/2000, we have elected to recognize the actuarial transition liability of R$266.1 million calculated as of December 31, 2001 with respect to our defined-benefit pension plan (Plan G1) on a straight-line basis against earnings over the five-year period ending December 31, 2006.

As permitted, the expense is recorded as an extraordinary item of R$35.1 million, net of income tax, of R$18.1 million, for both 2006 and 2005.

         Net Income

As a result of the factors discussed above, net income decreased by 10.0%, to R$778.9 million in 2006, from R$865.6 million in 2005. Excluding the effects of the adjustment of R$93.8 million, which was a result of an analysis and conciliation procedure related to the accounting balance of our accounts receivable, our net income would have increased by R$7.0 million. The bulk of this increase derived from profits from operations, which recorded a significant growth of 40.3%, and the 8.7% appreciation of the real contributed to the balance of the increase.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

         Net Revenue from Sales and Services

Net revenue from sales and services increased by R$556.3 million, or 12.7%, to R$4,953.4 million in 2005, from R$4,397.1 million in 2004.

Net revenue from sales and services relating to water services in 2005 increased by R$315.5 million, or 12.4%, to R$2,856.5 million in 2005, from R$2,541.0 million in 2004. This increase was principally due to:

  a 3.9% increase in the volume of water distributed and invoiced in 2005;
  the effect of the tariff readjustment in 2004 of 6.78% and the impact, from August 2005, of a tariff increase of 2.38%, which together had an impact of 9.32%; and
  the migration of some households from lower to higher tariff categories due to their increased water usage, which accounted for an increase of 1.1% in revenues.

Net revenue from sales and services relating to sewage services increased by R$240.8 million, or 13%, to R$2,096.9 million in 2005, from R$1,856.1 million in 2004. Volumes of sewage increased by 5.0%, while tariffs increased by 9.0% .

         Cost of Sales and Services

The cost of sales and services increased by R$123.0 million, or 5.5%, to R$2,376.4 million in 2005, from R$2,253.4 million in 2004. As a percentage of net revenue from sales and services, cost of sales and services decreased to 48.0% in 2005 from 51.2% in 2004.

The increase in overall costs was principally due to the following factors:

  an increase of R$44.9 million, or 5.6%, in payroll expenses and related charges, primarily due to annual salary adjustments of 7.9% that came into effect in May 2005, partially offset by a 1.6% decrease in the number of our employees. While the number of employees covered by this line item decreased to 17,448 in 2005 from 17,735 in 2004, productivity increased on a company-wide basis based on our operating index of the number of water and sewage connections per employee, which indicated 651 connections per employee in 2005 and 626 connections per employee in 2004;
  an increase of R$37.1 million, or 14.2%, in outsourced services, principally due to a R$17.0 million increase related to maintenance of domestic connections, a R$10.0 million increase in distribution and collections network maintenance, a R$3.6 million increase for technical and professional fees primarily related to execution of the plan for final sludge disposal in the Tietê River clean-up program, and a R$2.5 million increase in costs related to hiring security companies;
  an increase of R$24.4 million, or 6.1%, in energy costs, principally as a consequence of a 14.1% increase in average tariffs, and an increase of 2.2% in energy consumption due to increased water production. This increase was partially mitigated by the migration of 43% of our energy requirements to the “free market,” where we can more efficiently negotiate for the supply of energy, by the implementation of plans to improve energy efficiency, and by the ending of the additional charge for emergency energy capacity, which was gradually stepped to zero by the end of 2005;
  an increase of R$20.8 million, or 24.6%, in materials, principally due to an increase of R$8.1 million in materials used in the distribution and collections network maintenance, a R$4.4 million increase in materials for domestic connection maintenance, an increase of R$2.8 million in fuel expenses and a R$1.1 million increase in several other types of materials; and

  an increase of R$7.3 million, or 8.0%, in treatment materials, due to the higher volume of water treated and an increase in the price of certain materials. The average increase in prices of treatment materials was 11.6%, but more efficient operating procedures resulted in total costs not increasing to the same extent. Additionally, lower outbreaks of algae efflorescence resulted in less expenses, amounting to R$2.7 million, in costs for coal to treat algae.

         Gross Profit

As a result of the factors discussed above, gross profit in 2005 increased by R$433.3 million, or 20.2%, to R$2,577.0 million in 2005, from R$2,143.7 million in 2004. As a percentage of net revenue from sales and services, gross profit increased to 52.0% in 2005 from 48.8% in 2004.

         Selling Expenses

Selling expenses in 2005 increased by R$35.3 million, or 7.0%, to R$537.8 million in 2005, from R$502.5 million in 2004. As a percentage of net revenue from sales and services, selling expenses decreased to 10.9% in 2005, from 11.4% in 2004.

The increase in selling expenses was primarily due to the following factors:

  an increase of R$15.4 million, or 23.0%, in expenses for outsourced services, principally an increase of R$8.7 in fees for professional and technical services in connection with the study related to the implementation of a new tariff policy, as discussed above, an increase in costs for meter reading and billing in the amount of R$4.9 million, and a R$1.6 million increase in costs relating to other selling expenses;
  an increase of R$13.7 million, or 5.7%, in bad debt expenses, net of recoveries. Bad debts of R$79.8 million were partially offset by recoveries of R$66.1 million, resulting from more efficient recovery procedures; and
  an increase of R$4.5 million, or 3.3%, in payroll expenses and related charges due to the annual salary adjustment of 7.9%, as discussed above, the effect of which was partially mitigated by a reduction in the number of our employees.

These increases were offset by:

  a reduction of 1.6% in the number of employees with a commensurate increase in productivity; efficiencies adopted in order to reduce electrical costs such as the implementation of an efficiencies program and the migration of 43% of our energy consumption to the “free market,” where we are able to pay less for energy; and more efficient use of water treatment materials.

         Administrative Expenses

Administrative expenses for 2005 increased by R$36.0 million, or 11.5%, to R$349.6 million in 2005, from R$313.6 million in 2004. As a percentage of net revenue from sales and services, administrative expenses were approximately 7.1% in 2005 and in 2004.

The increase in administrative expenses primarily reflected:

  an increase of R$27.1 million, or 44.5%, in provisions for judicial proceedings, resulting from new claims as to which losses are probable;
  an increase of R$3.6 million, or 14.2%, in tax expenses, principally for CPMF, generated by payment of debts in 2005;
  an increase of R$3.1 million, or 17.9%, in depreciation and amortization, principally related to amortization of newly completed assets coming on line; and

  an increase of R$2.6 million, or 2.4%, in payroll expenses, the effect of which was mitigated in part by a reduction in the number of employees.

         Financial Expenses, Net

Financial expenses, net consist primarily of interest on our indebtedness, foreign exchange losses (or gains) in respect of our indebtedness, offset partially by interest income on cash and time deposits and inflation-based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Financial expenses, net in 2005 decreased by R$56.7 million, or 11.3%, to R$447.0 million in 2005, from R$503.7 million in 2004. As a percentage of net revenue from sales and services, financial expenses, net decreased to 9.0% in 2005, from 11.5% in 2004. Financial expenses decreased R$79.9 million, or 12.5% .

The decrease in financial expenses was primarily due to:

  an increase of R$147.7 million mainly in foreign exchange gains, reflecting the effects of the appreciation of the real against the U.S. dollar. In 2005, we recorded gains of R$312.1 million, resulting from a 13.4% appreciation of the real. In 2004, we recorded gains of R$179.7 million, resulting from a 8.8% appreciation of the real. The amount of debt denominated in dollars decreased by 32.3%, to US$670 million in 2005, from US$990 million in 2004; and
  a decrease of R$77.1 million in interest and other charges related to foreign currency-denominated debt due to the decrease of 32.3% in the amount of our U.S. dollar-denominated debt and to the appreciation of the real against the foreign currency in which our non-real debt is denominated.

The decrease in financial expenses was offset by:

  an increase of $77.6 million in interest and other charges related to our real-denominated debt due to our 6th, 7th, and 8th issuances of debentures in September 2004 and March and June 2005, respectively. As of December 31, 2005 and 2004, the balance of outstanding debentures was R$2,009.3 million and R$1,254.8 million, respectively;
  an increase of R$38.0 million for monetary adjustments in provisions for judicial proceedings related to interest expenses, due to the increase in amounts provisioned with respect to suppliers and final consumer claims; and
  an increase of R$33.2 million for income tax on remittances abroad, due to recoveries on such amounts that were recorded in 2004 and did not recur in 2005.

Financial income decreased by R$23.2 million, or 16.8%, to R$114.7 million in 2005, from R$137.9 million in 2004, which was related to a decrease of R$26.3 million in income from monetary variations, to R$34.0 million in 2005, from R$60.3 million in 2004, due to indexation adjustments.

As of December 31, 2005, 76.4% of our debt was denominated in reais and 23.6% was denominated in U.S. dollars.

         Income from Operations

As a result of the factors discussed above, income from operations in 2005 increased by R$418.7 million, or 50.8%, to R$1,242.6 million in 2005, from R$823.9 million in 2004.

         Non-Operating Expenses

Non-operating expenses in 2005 decreased by R$8.5 million, or 25.1%, to R$25.4 million, from R$33.9 million in 2004. Losses on disposal of obsolete assets were R$19.1 million in 2005, compared to R$34.4 million in 2004.

         Income Tax and Social Contribution Tax

Income tax and social contribution tax (including deferred taxes) in 2005 increased by R$74.6 million, or 30.8%, to R$316.5 million from R$241.9 million in 2004. This was primarily due to the increase in taxable income, which was R$1,217.2 in 2005, compared to R$790.0 million in 2004. This increase in profits was partially offset by tax benefits resulting from the declaration of interest on shareholders’ equity. This benefit amounted to R$118.4 million in 2005, compared to R$52.0 million in 2004, over interest on shareholders’ equity in the amounts of R$348.2 million and R$152.9 million, respectively.

         Extraordinary Item

In accordance with the requirements of the CVM, under CVM Deliberation No. 371/2000, we have elected to recognize the actuarial transition liability of R$266.1 million calculated as of December 31, 2001 with respect to our defined-benefit pension plan (Plan G1) on a straight-line basis against earnings over the five-year period ending December 31, 2006.

As permitted, the expense is recorded as an extraordinary item of R$35.1 million, net of income tax, of R$18.1 million, for both 2005 and 2004.

         Net Income

As a result of the factors discussed above, net income increased by 68.8%, to R$865.6 million in 2005, from R$513.0 million in 2004. The bulk of this increase derived from profits from operations, which recorded a significant growth of 66.2%, and the 11.8% appreciation of the real contributed to the balance of the increase.

U.S. GAAP Reconciliation

Our net income in accordance with the Brazilian Corporate Law Method was R$513.0 million, R$865.6 million and R$778.9 million in 2004, 2005 and 2006, respectively. Under U.S. GAAP, we would have reported net income of R$417.5 million, R$791.2 million and R$622.5 million in 2004, 2005 and 2006.

Our shareholders’ equity in accordance with the Brazilian Corporate Law Method totaled R$7,951.6 million, R$8,482.5 million and R$9,018.5 million as of December 31, 2004, 2005 and 2006, respectively. Under U.S. GAAP, we would have reported shareholders’ equity of R$6,364.8 million, R$6,821.4 million and R$7,298.2 million as of December 31, 2004, 2005 and 2006, respectively.

The principal differences between the Brazilian Corporate Law Method and U.S. GAAP that affect our net income in 2004, 2005 and 2006, as well as shareholders’ equity as of December 31, 2004, 2005 and 2006, relate to the treatment of the following items:

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

See note 23 to our financial statements for a description of these differences as they relate to us and a reconciliation of net income and total shareholders’ equity from the Brazilian Corporate Law Method to U.S. GAAP.

5.B. Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, borrowings from Brazilian Federal and State governmental financial institutions, and financing from multilateral organizations and from domestic and international capital markets. As of December 31, 2006, we had R$328.2 million of cash and cash equivalents. Outstanding short-term debt was R$852.5 million as of December 31, 2006, of which R$120.1 million was denominated in foreign currency. Long-term debt was R$5,474.3 million, of which R$1,352.6 million consisted of foreign currency-denominated obligations. We believe that we have sufficient sources of liquidity and capital to meet our liquidity and capital requirements for the next few years, in light of our current financial position and our expected cash generated by operating activities.

Cash Provided by Operating Activities. Cash provided by operating activities is, and we anticipate that it will continue to be, the single largest source of our liquidity and capital resources in future years and financial periods. Our cash generated by operating activities was R$1,441.1 million, R$1,737.6 million and R$2,020.8 million in 2004, 2005 and 2006.

We have overdue accounts receivable from the State and from the municipalities to which we provide water on a wholesale basis. For more information, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Debt Financing. As of December 31, 2006, we had R$5,474.3 million in long-term debt outstanding (excluding the current portion of long-term debt), of which R$1,352.6 million consisted of foreign currency-denominated long-term debt. We had outstanding short-term debt of approximately R$852.5 million as of December 31, 2006, representing the current portion of our long-term debt.

As of December 31, 2006, approximately R$120.1 million of this short-term debt was denominated in foreign currencies. Substantially all of our foreign currency-denominated debt of R$1,472.8 million as of December 31, 2006 was denominated in U.S. dollars or in baskets of foreign currencies.

This debt consisted principally of:

     (1) R$931.9 million (US$435.9 million) in U.S. dollar denominated loans from the Inter-American Development Bank. Under these loans, payments of principal are made in semi-annual installments with final maturity in July 2025. The principal amount is adjusted semi-annually for the variation in a basket of foreign currencies and accrues interest at a rate varying from 3.00% to 7.70% . We have pledged part of our receivables from our sales and services up to the amount due as collateral. For further information on the terms of these loan agreements, see “Item 4.A. History and Development of the Company—Capital Expenditure Program—Tietê Project.”

     (2) R$209.6 million (US$98.1 million) in aggregate principal amount of our 12% notes due 2008 sold in the international capital markets in June 2003 and R$299.3 million (US$140.0 million) in the aggregate principal amount of our 7.5% notes due 2016 sold to the international capital markets in November 2006.

     (3) R$4.8 million (US$2.2 million) in U.S. dollar loans from the World Bank. Under the loan agreement, amortizations of principal are made in 20 semi-annual installments every month of April and October, with final maturity in April 2007 (the 20th installment was paid on April 15, 2007). The principal amount is adjusted semi-annually for the variation in the basket of foreign currencies and accrues interest at a rate of 5.15% . We have granted as collateral some of our properties. For more information on the properties pledged, see “Item 4.A. History and Development of the Company—Capital Expenditure Program—Tietê Project” and “Item 4.D. History and Development of the Company—Property, Plant and Equipment.” For a detailed discussion on the terms and guarantees of this loan agreement, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Government Guarantees on Financing.”

Our borrowings from multilateral institutions, such as the World Bank and the Inter-American Development Bank, have in the past been, and in the future are likely to be, guaranteed by the Government of the State or the Federal Government. We do not pay fees for these guarantees. Under some of the loan agreements with the Inter-American Development Bank, we have granted a guarantee (contra garantia) to the Federal Government.

Our outstanding domestic debt was approximately R$4,854.0 million as of December 31, 2006 and consisted primarily of real-denominated loans from Federal and State-owned banks, in particular, Banco do Brasil S.A., Caixa Econômica Federal and the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, as well as debentures issued in April 2001, April 2002, September 2004 and March and June 2005.

The following summarizes our principal borrowings from Federal and State-owned banks:

     (1) In March 1994, we entered into a loan agreement with Banco do Brasil S.A.. Amortizations of principal amount are made in 240 successive monthly installments, with final maturity in 2014. The principal amount accrues interest at the daily government interest rate plus 8.50% per annum and monetary adjustment.

     (2) We have entered into several line of credit agreements with Caixa Econômica Federal, pursuant to which amortizations of principal are made paid in 120 or 180 months in monthly installments after 30 days following a grace period, which varies from 14 to 36 months from the date of the first draw-down. The final maturity is 2022. The principal amount accrues interest at a rate varying from 5.00% to 9.50% .

     (3) In August 2002, we entered into a line of credit agreement with BNDES. The final maturity date will be in February 2013. The principal amount accrues interest at the long-term rate fixed by the Federal Government (Taxa de Juros de Longo Prazo), or TJLP, limited to 6%, plus 3.00% per annum. If the TJLP exceeds 6%, such excess will be added to the principal amount payable at maturity.

     In addition, we entered into a credit agreement on August 6, 2004 with the JBIC for the financing of the Environmental Recovery Program for the Santos Metropolitan Region, which was guaranteed by the Federal Government for an aggregate principal amount of Í21,320 million (R$382.8 million). The disbursements began in January 2006. As of December 31, 2006, the total amount disbursed was R$11.7 million. In addition to the amount received under the JBIC credit agreement, we intend to invest up to R$355.0 million in this program. Under this financing agreement, amortizations are made in semi-annual installments in August and February, with final maturity 2029. This obligation is guaranteed by the Federal Government. For further information on the terms and guarantees of this financing agreement, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Government Guarantees of Financing” and “Item 4.A. History and Development of the Company—Capital Expenditure Program—Capital Expenditure Program—Environmental Recovery Program for the Santos Metropolitan Region.”

In addition, we are currently negotiating with BNDES and Caixa Econômica Federal for additional loans to finance portions of our capital expenditure program.

With respect to the debentures issued on September 17, 2004, we filed a securities shelf program with the CVM through which we were able to offer non-convertible debentures in the aggregate amount of R$1.5 billion. We issued the total amount available under this shelf program by July 1995. As part of the program:

     (1) We issued R$600.0 million in aggregate principal amount of debentures in September 2004 (our 6th issuance), offered in three separate series. The debentures of the first, second and third series will mature within three, five and six years after issuance, respectively. The debentures of the first series in the amount of R$231.8 million bear interest at the interbank deposit rate (CDI) plus 1.75% per year, and the debentures of the second series in the amount of R$188.3 million, and of the third series, in the amount of R$179.9 million, bear interest at rates of IGP-M index plus 11.0% per year.

     (2) We also issued R$300.0 million in aggregate principal amount of debentures in March 2005 (our 7th issuance), offered in two series. The debentures of the first and second series will mature within four and five years, respectively, after issuance. The debentures of the first series, in the total amount of R$200.0 million, bear interest at the interbank deposit rate (CDI) plus 1.5% per year, and the debentures of the second series, in the total amount of R$100.0 million, bear interest at the rate of IGP-M index plus 10.8% per year.

     (3) We also issued R$700.0 million in aggregate principal amount of debentures in June 2005 (our 8th issuance), offered in two series. The debentures of the first and second series will mature within four and six years, respectively, after issuance. The debentures of the first series, in the total amount of R$350.0 million, bear interest at the interbank deposit rate (CDI) plus 1.5% per year, and the debentures of the second series, in the total amount of R$350.0 million, bear interest at the rate of IGP-M index plus 10.75% per year.

All of our real-denominated debt is indexed to take into account the effects of inflation. Most of our real-denominated debt provides for inflation-based increases in their respective principal amounts; the increases are determined by reference to the daily government interest rate (Taxa Referencial) plus an agreed margin.

Furthermore, in March 2006, a securitization fund (Fundo de Direitos Creditórios) was created having our future account receivables as its underlying assets. On March 23, 2006, the fund issued senior and junior quotas to investors in Brazil with a value per unit of R$500,000.00. The senior quotas will be amortized in 54 monthly installments. The fund is designed to have a return to investors corresponding to 100% of the interbank deposit rate (CDI) variation, plus a fixed interest rate of 0.7% per annum. We subscribed and paid for and maintain in a deposit account 26 junior, or subordinated, quotas of this fund in the total amount of R$13.0 million.

In March 2006, the fund advanced to us revenues derived from the provision of water and sewage services in the amount of R$250.0 million, representing a portion of the payments due under the underlying receivables during a five-year period. We retain the right to receive the balance of additional payments accounting for the remaining portion of the receivables, provided that no event of default under the by-laws of the fund has occurred or is continuing. Once payments to the fund are made in full, which is expected to happen five years after the creation of the fund, we will be entitled to all payments received under the underlying receivables. The fund manager is Caixa Econômica Federal. See note 10 to our financial statements.

The following table sets forth information on our outstanding debt as of December 31, 2006. See note 10 to our financial statements:

	As of December 31, 2006

			Total
			Aggregate
			Principal	Final
Facility	Current	Long Term	Amount	Maturity	Interest(1)

	(in millions of reais)
Real-denominated loans and financings:
Federal Government/Banco do Brasil	215.7	1,854.0	2,069.7	2014	UPR+8.5%
Debentures 5th Issue	46.0	0	46.0	2007	10.65% and IGPM

Debentures 6th Issue	231.8	397.2	629.0	2010	CDI+1.75% and
					11.00% and IGPM
Debentures 7th Issue	0	304.4	304.4	2010	CDI+1.5% and
					10.80% and IGPM
Debentures 8th Issue	0	709.8	709.8	2011	CDI+1.5% and
					10.75% and IGPM
Caixa Econômica Federal(2)	49.6	477.6	527.2	2007/22	UPR+5.00% to
					9.50%
FIDC – Sabesp 1	55.6	180.6	236.2	2011	CDI+0.70%
Brazilian Economic and Social					TJLP + 3% (limited
Development Bank (BNDES)	31.5	154.0	185.5	2013	to 6.00%)
Other	2.8	23.1	25.9	2009/11	12.00%, CDI and
					TJLP + 6.00%
Accrued interest and charges	99.3	20.9	120.2

	732.3	4,121.6	4,853.9

Foreign currency denominated loans and
financings:
Long-term Notes: US$238,052,000	0	509.0	509.0	2008/16	12.00% and 7.50%
Inter-American Development
Bank (IDB): US$435,866,779	99.9	832.0	931.9	2007/25	3.00% and 7.70%
International Bank for Reconstruction
and Development (“World Bank”):
US$2,222.612	4.8	0	4.8	2007	5.15%
JBIC Yens 652,813.650	0	11.7	11.7	2029	1.8% and 2.5%
Accrued interest and charges	15.4	0	15.4

	120.1	1,352.7	1,472.8

Total Debt	852.4	5,474.3	6,326.7

(1)
UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to the daily government interest rate (Taxa Referencial—TR), which was 0,152% per month as of December 31, 2006; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 13.17% per annum as of December 31, 2006; IGP-M stands for Índice Geral de Preços a Mercado, which was 3.9% per annum as of December 31, 2006; TJLP stands for Long-term Rate Fixed by the Federal Government on a quarterly basis (Taxa de Juros a Longo Prazo), which was 6.8% per annum as of December 31, 2006.

(2)
Agreements to provide up to approximately R$474.7 million (unaudited) in financing for our capital expenditure program until final maturity. We have pledged amounts in certain bank accounts as collateral for these loans.

Financial Covenants. We are subject to financial covenants under the agreements evidencing or governing our outstanding indebtedness.

With respect to our indebtedness denominated in U.S. dollars or in baskets of foreign currencies, we are subject to financial covenants, including but not limited to those set forth in the loan agreements entered into with the Inter-American Development Bank and the World Bank. Each of these agreements contains, among other provisions, limitations on our ability to incur debt. The indenture relating to the 7.5% notes due 2016 is the most stringent of these debt agreements. This indenture prohibits, subject to some exceptions, the incurrence of additional debt in the event that (1) the ratio of Adjusted Total Debt to Adjusted EBITDA (as defined in the related indenture) is greater than 3.65x or (2) the Debt Service Coverage Ratio (as defined in the indenture) is less than 2.35x. We do not believe that these covenants will impose constraints on our ability to finance our capital expenditure program or, more generally, to develop our business and enhance our financial performance.

In addition, with respect to our outstanding domestic debt, we entered into a financing agreement with the Federal Government and Banco do Brasil S.A. and also into several credit agreements with Caixa Econômica Federal that do not contain material financial covenants. Under our credit agreement with BNDES we are required to keep (1) an EBITDA/net operational income ratio equal to or higher than 38%, (2) an asset/short-term liability (excluding the short term portion of long-term liabilities) ratio higher than 1.0, (3) total connections (water and sewage)/employees ratio equal to or higher than 520, (4) EBITDA/debt service equal to or higher than 1.5 and (v) a shareholders’ equity/total debt ratio equal to or higher than 0.8.

With respect to our debentures, the 4th and the 5th issuances contain no material financial covenants and the 6th, 7th and 8th issuances require us to maintain a current debt ratio higher than 1.0:1.0 and an EBITDA/expenditures ratio equal to or higher than 1.5:1.0.

Brazilian regulations provide that a state-owned company, such as us, must use the proceeds of “external credit operations” (i.e., foreign currency borrowings), subject to some exceptions, exclusively to refinance outstanding financial obligations. Until so used, these proceeds must be deposited as directed by the Central Bank. The deposit requirement does not apply in the case of import financing and financing transactions involving multilateral and official organizations, such as the JBIC, the World Bank and the Inter-American Development Bank.

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

Debt-Service and Other Contractual Obligations. Our debt service obligations and other contractual obligations as of December 31, 2006 were as follows:

					2011 and
	2007	2008	2009	2010	thereafter	Total

	(in millions of reais)
Outstanding long-term debt due	852.5	670.6	1,237.7	809.4	2,756.5	6,326.7
Operational lease	6.6	3.5	0.3			10.4
Pension benefits - SABESPREV(1)	-	-	-	-	-	321.2
PAES program	41.9	41.9	41.9	41.9	104.7	272.3
Take-or-pay contracts	209.5	177.3	167.6	169.5	321.2	1,045.2

Total	1,110.5	893.3	1,447.5	1,020.8	3,182.4	7,975.8

__________________
(1)	Based on actuarial estimates. Amounts payable in any specific year depend on unknown factors including life expectancy.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders. Our borrowings are not affected by seasonality. For information concerning the current interest rates borne by our outstanding indebtedness, see note 10 to our financial statements.

Capital Expenditures. Historically, our capital expenditures have been significantly financed with resources from international and national multilateral agencies and development banks. We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year. In 2003 and 2004, our cash disbursements for purchases of property, plant and equipment under our capital expenditure program totaled R$641.3 million and R$670.3 million, respectively. In 2005, we planned to invest approximately R$758.0 million (unaudited) under our capital expenditure program, but effectively invested R$660.4 million. We have budgeted investments in the amount of approximately R$5.87 billion from 2007 through 2010, of which we expect to spend R$960.0 million in 2007. As of December 31, 2006, we had invested R$904.9 million under our capital expenditure program.

Pension Plan Payments and Employee Benefits. We have been making State-mandated special retirement and pension payments to certain former employees who were employed by our predecessor entities prior to May 1974. These special payments totaled R$101.7 million in 2006, R$96.4 million in 2005 and R$85.3 million in 2004. The State is required to reimburse us for these amounts, but has not been paying us on a timely basis. The State’s obligation to us for these amounts is recorded under receivables from shareholder on the balance sheet and totaled R$774.5 million as of December 31, 2006. As of December 31, 2004 and 2005 these receivables had reached R$576.3 million and R$672.7 million, respectively, and they were classified as non-current assets in our financial statements. The special payments to former employees made by us are not reflected in our statement of operations, but nonetheless represent a significant component of our liquidity requirements. Although we have had discussions with the State regarding more timely reimbursement for the special payments to former employees, we cannot assure you as to when or whether such payments will be made by the State. We may continue to be held responsible for these special payments to former employees, irrespective of whether the State reimburses us or not. For further information on State-mandated special retirement and pension payments made by us to certain former employees, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Tax Financing Agreements. We did not make payments in respect of certain Brazilian federal income tax and social contribution liabilities during the period from 1991 to mid-1996 mainly because we were contesting certain assessments by the federal tax authorities and, in the case of 1993 and 1994, because we did not have sufficient funds to meet all of our then existing liquidity and capital resources requirements. Under the Programa de Recuperacão Fiscal—REFIS tax recovery program, we entered into an agreement with the Brazilian tax authorities regarding these tax obligations and have agreed to make payments on them in monthly installments ending in 2005. We were also required to pay interest on the unpaid balance of this tax liability. However, in July 2003, we included the amounts due under the REFIS program in the PAES program, which is an alternative payment plan for taxes owed. In accordance with this settlement agreement, we are paying amounts due, of approximately R$317.0 million, in 120 monthly installments, from July 2003. See note 12 to our financial statements. Payments in respect of this aggregate tax liability continue to constitute a liquidity and capital resource requirement that must be satisfied.

Dividend Distributions. We are required by our by-laws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to not less than 25% of the amounts available for distribution. The aggregate amount of distributions we made for 2004, 2005 and 2006 were R$152.9 million, R$348.2 million and R$270.8 million, respectively.

On April 28, 2005, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$38.2 million, to be paid within 60 days after our 2006 shareholders’ meeting to shareholders of record as of May 9, 2005. On June 23, 2005, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$66.8 million, to be paid within 60 days after our 2006 shareholders’ meeting to shareholders of record as of July 6, 2005. On October 20, 2005, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$85.2 million, to be paid within 60 days after our 2006 shareholders’ meeting to shareholders of record as of November 3, 2005. On December 15, 2005, our board of directors approved the payment of dividends in the form of interest on shareholders’ equity in the amount of R$158.1 million, to be paid within 60 days of our 2006 shareholders’ meeting to shareholders of record as of December 28, 2005. The payments of interest on shareholders’ equity declared in 2006 began being made on June 29, 2007.

On April 20 and December 14, 2006, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$129.6 million and R$141.2 million, respectively, to be paid on June 29, 2007.

As of December 31, 2006, our dividends payable to the State, due from 2004 through 2005, were in the amount of R$260.2 million, with an additional R$136.1 million related to 2006 due beginning in June 2007. We are currently unable to determine the amount, if any, of the portion of these declared dividends that the State will apply to the current and future accounts receivable owed to us by the State or its controlled entities.

Interest on Shareholders’ Equity

Brazilian corporations are permitted to distribute dividends in the form of a tax-deductible notional interest expense on shareholders’ equity in accordance with Law No. 9,249, dated December 26, 1995, as amended. The rate at which tax-deductible interest may be paid is limited to the product of the average TJLP and shareholders’ equity during the relevant period and cannot exceed the greater of:

  50% of net income (before taking into account the distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; and

  50% of retained earnings.

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

For tax purposes, payments of interest on shareholders’ equity are recognized when the payments are declared, not when they are paid, within 60 days of the following general shareholders’ meeting. In April, May and November 2003 and January 2004, we declared interest on shareholders’ equity to be paid after our 2004 general shareholders’ meeting. In February and December 2004 and January 2005, we declared interest on shareholders’ equity to be paid within 60 days after our 2005 general shareholders’ meeting. In April, June, October and December 2005, we declared interest on shareholders’ equity to be paid within 60 days after our 2006 general shareholders’ meeting. On April 20 and December 14, 2006, we declared interest on shareholders’ equity in the amount of R$129.6 million and R$141.2 million, respectively. The payments of interest on shareholders’ equity declared in 2006 began being made on June 29, 2007.

Interest on shareholders’ equity is recorded as part of, but is immediately reversed under, the financial expenses line item in our statement of operations. The tax deduction relating to distributions of interest on shareholders’ equity is reflected under the income tax and social contribution line items in our statement of operations. This tax benefit consequently contributes positively to net income in our statement of operations.

5.C. Research and Development, Patents and Licenses, Etc.

Trademarks

We have secured registration of our logo and composite trademark at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI. We have registered with the INPI the following trademarks: Reuse of the Water (Reuso da Água), Rational Use of the Water (PURA – Programa de Uso Racional da Água) and Tietê Project (Projeto Tietê). We have also filed applications with the INPI for registration of the trademarks: “HORA H—SABESP,” “SIGNOS” (Sistema de Informação Geográfica no Saneamento), “SCORPION” (a software to control operating measures, reduction in water losses and on-line information for water distribution and sewage collection), and some characters from Clubinho Sabesp, which is a tool for environmental education directed to children in our website, including Dr. Gastão, Super H20, Gota Borralheira, Rantantan and Gotucho, which are still under examination and are pending a final decision by the INPI.

Patents

We have a patent granted by INPI covering a differential pressure gauge with digital reading. We have also filed a patent application to cover an engine-powered starting system to automatically correct product dosage in conventional dispensers by gravity, anti-fraud device for hidrometers, equipment to clean the filters of water treatment facilities, equipment for alignment of motion-bombs and device to facilitate the removal of the register to measure hydraulic parameters in water main load.

Software

To manage our activities, we use software systems to manage our activities which we have acquired from vendors. We have also developed certain computer programs for management and control of water and sewage treatment facilities, as well as for third-party services management, called “AQUALOG,” “SGL,” “Electronic Price Quotation” (Cotação Eletrônica de Preços), and SCORPION. We also have secured registration of these programs at the INPI and the agency of trademarks. AQUALOG is the only Brazilian software designed to monitor water treatment. SGL (Bid Management System) is an electronic price quotation system that allows us to view and control all bid and acquisitions proceedings in real time.

5.D. Trend Information

Not applicable.

5.E. Off-Balance Sheet Arrangements

We had no off-balance sheet obligations as of December 31, 2004, 2005 and 2006.

5. F. Tabular disclosure of contractual obligations

Debt-Service and Other Contractual Obligations. Our debt service obligations and other contractual obligations as of December 31, 2006 were as follows:

					2011 and
	2007	2008	2009	2010	thereafter	Total

	(in millions of reais)
Outstanding long-term debt due	852.5	670.6	1,237.7	809.4	2,756.5	6,326.7
Operational lease	6.6	3.5	0.3	-	-	10.4
Pension benefits - SABESPREV(1)	-	-	-	-	-	321.2
PAES program(2)	41.9	41.9	41.9	41.9	104.7	272.3
Take-or-pay contracts	209.5	177.3	167.6	169.5	321.2	1,045.2

Total	1,110.5	893.3	1,447.5	1,020.8	3,182.4	7,975.8

_______________
(1)	Based on actuarial estimates. Amounts payable in any specific year depend on unknown factors including life expectancy.
(2)
The Special Program for Payment of Federal and Social Security-Related Taxes in Installments (Programa de Parcelamento Especial para Impostos Federais e Previdenciários), or PAES program, as set forth by Law No. 10,684, dated May 30, 2003.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders. Our borrowings are not affected by seasonality. For information concerning the current interest rates borne by our outstanding indebtedness, see note 10 to our financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYDEES

6.A. Directors and Senior Management

Under our by-laws and Brazilian Corporate Law, we are managed by our board of directors (Conselho de Administração), which currently consists of ten directors, and a board of executive officers (Diretoria), which currently consists of six executive officers.

As our controlling shareholder, the State has the ability to control the election of the board of directors and, therefore, our direction and future operations. Upon the election of a new Governor and any resulting change in the administration of the State, all or some of the members of the board of directors, including the chairman, have historically been replaced by designees of the new administration. The board of directors may in turn replace some or all of the executive officers.

Board of Directors

Our by-laws provide for a minimum of five and a maximum of 11 directors. The members of our board of directors are elected at a general shareholders’ meeting to serve renewable one-year terms. Each member of our board of directors must be one of our shareholders, under Brazilian Corporate Law, and a resident of Brazil, under our bylaws. Pursuant to our by-laws, our employees have the option to elect one member of our board of directors, who must be an employee with more than two years of service to us. Currently, our employees have not elected a director. In addition, pursuant to Brazilian Corporate Law, at least one member of the board of directors of mixed capital companies, such as us, must be appointed by the minority shareholders. Finally, according to the Novo Mercado rules, at least 20% of the board of directors must be comprised of independent members.

The current members of our board of directors were elected in the general shareholders’ meeting held on April 30, 2007. The tenure of the directors will end upon the election of the new members at the general shareholders’ meeting to be held in April 2008. Currently, we have three directors considered independent under the Novo Mercado rules.

Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman. Its responsibilities include the establishment of policy and general orientation of our business and the appointment and supervision of our executive officers.

The following are the names, ages, position and brief biographical descriptions of the current members of our board of directors:

Director	Age	Position	Date Elected

Dilma Seli Pena	57	Chairman	April 30, 2007
Humberto Rodrigues da Silva	50	Vice-Chairman	April 30, 2007
Alexander Bialer	60	Independent Director*	April 30, 2007
Reinaldo Guerreiro	54	Independent Director*	April 30, 2007
Roberto Yoshikazu Yamazaki	51	Director	April 30, 2007
Manuelito Pereira Magalhães Júnior	39	Director	April 30, 2007
Renilson Rehem de Souza	56	Director	April 30, 2007
Mario Engler Pinto Junior	51	Director	April 30, 2007
Antero Paes de Barros Neto	54	Director	April 30, 2007
Farrer Jonathan Paul Lascelles Pallin	62	Independent Director*	April 30, 2007

*	These directors comply with the independence requirements established by the Novo Mercado rules.

Dilma Seli Pena – Mrs. Pena has been the chairman of the board of directors since January 2007. She holds a master’s degree in public administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas and a degree in geography from Universidade de Brasília. She was director of the Sanitation of the Urban Policy Office, director of strategic investments of the Ministry of Planning and director of the National Water Agency of the Brazilian government. She was deputy secretary for the Economics and Planning Secretariat of the government of the State of São Paulo. She is a regular member of Federação das Indústrias do Estado do São Paulo, or FIESP. Until December 2006, she was a member of our fiscal council. Currently, she is responsible for the State Secretariat of Sanitation and Energy and manages the board of directors of the following São Paulo state-owned companies: SABESP, Empresa Metropolitana de Águas e Energia S.A., or Emae, Cia Energética de São Paulo, or CESP and Companhia Paulista de Obras e Serviços, or CPOS. She has published a number of articles, texts and books in the areas of sanitation, water resources and planning.

Humberto Rodrigues da Silva – Mr. Silva has been the vice-chairman of the board of directors since January 2007. He holds a post-graduate degree in methodology and projects of municipal and urban development from Escola Nacional de Serviços Urbanos – ENSUR and a post-graduate degree in hospital management from Universidade Federal da Bahia. He also holds a degree in public administration from Escola de Administração de Empresas de São Paulo – Fundação Getúlio Vargas. Currently, he is the deputy secretary of the Political Affairs Department of the government of the State of São Paulo. He was the chief of the Secretariat of the City of São Paulo, of the Secreatariat of Science, Technology and Economic Development of the State of São Paulo and also of the Companhia Metropolitana de Habitação de São Paulo - COHAB. From 1999 to 2004, he was a consultant and the director of planning and projects of the São Paulo Development Corporation. He was a member of the board of directors of the Fundação Paula Souza, of the Instituto de Pesquisa Tecnológica de São Paulo and of the São Paulo Turismo S.A., or SPTURIS. He worked for the government of the State of Bahia and for the municipality of Camaçari.

Alexander Bialer. Mr. Bialer has been a member of our board of directors since April 2003. He holds a degree in mechanical engineering from Instituto Tecnológico da Aeronáutica—ITA and a specialization degree in systems administration from the Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas. He is also the chairman of the board of directors of GE Hydro Inepar, a member of the Advisory Board of GE Brasil Previdência, a member of the Consultant Board of Synergy Group, GE CELMA and TRAFO, a member of the board of directors of AVIANCA, and member of the Superior Board of Strategy of Associação Brasileira de Deselvolvimento da Infraestrutura—ABDIB. He worked at GE Brasil from 1980 to 2002 in several positions. He worked at Avon from 1971 to 1973, at Máquinas Piratininga in 1974, and at ASEA from 1975 to 1980. Mr. Bialer is currently a consultant at Nucleon Engenharia.

Reinaldo Guerreiro – Mr. Guerreiro has been a member of our board of directors since January 2007. He holds a Ph.D in accounting and controllership, a master’s degree in accounting and controllership and a bachelor’s degree in accounting sciences, all of them from Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo – FEA-USP. He also headed the Department of Accounting and Actuarial Sciences at FEA-USP for many years. He was a corporate consultant cooperator for some international consultancy offices such as Roberto Dreyfuss Consultores, Klynveld Main Goerdeler Auditores S/C, SBS – Sérgio Bio, Splendore & Associados S/C Ltda. Consultores em Administração, Artur Young Consultores, Biedermann, Bordasch, Ernest & Whinney, Directa and BDO Consultores. He is also a consultant specialized in economic management. He has worked in many projects in the areas of economic management, costs, budgeting and information systems in several companies such as Grupo Zillo Lorenzetti, Grupo Feital, Construtora Mendes Junior, Starret Ind. e Com., CMTC, FEPASA, COSIPA, MAFERSA, Usina Santa Elisa, Gillete do Brasil, Hansen Máquinas e Equipamentos, CIPLA Indústria do Lar, Metalúrgica Matarazzo, Elebra Informática, NEC do Brasil, CEF, Banco do Brasil.

Roberto Yoshikazu Yamazaki – Mr. Yamazaki has been a member of the board of directors since January 2007. He has a degree in business administration. He is the technical advisor of the Treasury Secreatariat of the State of São Paulo. From 2006 to January 2007, he was the deputy secretary of the Treasury Secreatariat of the State. From 2003 to 2006, he was the coordinator of the Financial Administration of the State. From 1997 to 2003, he was the technical director of the State Treasury Department of the State. From 1995 to 1997, he was the technical assistant of the Coordination of Financial Administration of the State. From 1993 to 1994, he was the advisor of the Secretariat of Education of the State of São Paulo. From 1992 to 1993, he was the technical advisor of the Administrative and Financial Board of Executive Officers at the Companhia de Entrepostos e Armazéns Gerais de São Paulo, or CEAGESP. From 1976 to 1992, he was the administrative and financial manager of TERRAFOTO S/A – Atividades de Aerolevantamentos.

Manuelito Pereira Magalhães Júnior – Mr. Magalhães has been a member of the board of directors since January 2007. He is a candidate for a master’s degree in economic sciences from the Instituto de Economia, Universidade Estadual de Campinas – UNICAMP. He holds a degree in economic sciences from the Instituto de Economia – UNICAMP. He was a member of the board of directors of the Companhia de Engenharia de Tráfego de São Paulo (CET-SP), of the Companhia Metropolitana de Habitação de São Paulo - COHAB and, of the Empresa de Tecnologia de Informação e Comunicação de São Paulo - PRODAM-SP. He was the parliamentary advisor in the Federal Senate. From 1998 to 2002, he was the special advisor of the Minister of Health. From 2005 to 2006 he was the ombudsman of the National Supplementary Health Agency, or ANS. From 2005 to 2006, he was the deputy secretary of the Planning Secreatariat and the secretary of Planning of the Municipality of São Paulo. He was also the technical advisor, the secretary of finance and the director of the Department of Advisory, Planning and Management in the municipality of Campinas, State of São Paulo.

Renilson Rehem de Souza – Mr. Souza has been a member of the board of directors since January 2007. He holds a master’s degree in health administration – management of the health system – from the Universidade do Estado do Rio de Janeiro and a master’s degree in community health – from Faculdade de Medicina da Universidade Federal da Bahia (completed credits in the discipline, pending presentation of dissertation). He also holds a post-graduate degree in human resources planning from the Universidade Federal do Ceará. He holds a degree in epidemiology and hospital administration from the Faculdade de Medicina da Universidade Federal da Bahia. He worked at the Ministry of the Interior, Organization of the American States (Organização dos Estados Americanos, or OEA). He was the secretary of social medicine of the Regional Superintendence of Bahia and a consultant for the following organizations: Pan-American Health Organization, for the Brazilian Ministry of Health, Council of Health Secretaries, UNICAMP Foundation, or FUNCAMP, Ministry of Public Health and Social Welfare of Paraguay and of the Secretariat for Health Vigilance of the Ministry of Health.

Mário Engler Pinto Junior – Mr. Engler has been a member of our board of directors since March 2006. He holds a law degree from the Faculdade de Direito da Universidade de São Paulo, where he is currently a Commercial Law Ph.D. student. Mr. Engler has been a public attorney for the State of São Paulo Public Attorney's Office since 1984, having been the adjunct general public attorney from 2000 to 2003. As an attorney of the State of São Paulo, Mr. Engler rendered legal advice to the State Privatization Program (Programa Estadual de Desestatização – PED) and to the Public-Private Partnership Program of the State of São Paulo (Programa Estadual de Parcerias Público-Privadas). Mr. Engler has been a member of the board of directors of the Conselho de Defesa dos Capitais do Estado – CODEC (an institution responsible for the control and supervision of state-owned companies) since 2002 and he renders advice to the Secretariat of Treasury in relation to corporate finances. Mr. Engler is also a member of the board of directors of Companhia Paulista de Parcerias – CPP and of Companhia do Metropolitano de São Paulo – METRO.

Antero Paes de Barros Neto. Mr. Barros Neto has been member of the board of directors since May 2007. He is a journalist and broadcaster. He holds an undergraduate law degree from UPIS – União Pioneira de Integração Social, currently pursuing a graduate degree in constitutional law at IDP in Cuiabá, State of Mato Grosso. He was a council member of the municipality of Cuiabá from 1982 to 1986. He was a congressman from 1986 to 1990. He was the State Chief of Staff and Communications Secretary of Mato Grosso during the administration of Dante de Oliveira, Senator of the Republic from 1999 to January 2003, where he held the position of second vice-president and second Secretary. He was the chairman of the parliamentary inquiry commission, or CPMI, on Banestado. He was an editor of the Diário de Cuiabá, Equipe, Diário de Mato Grosso newspapers. He was the executive officer and editor of Jornal do Dia newspaper, Artistic Director of Real FM and Real AM radio stations, and also editor and reporter of A Voz D’ Oeste, Cultura and Difusora radio stations, and Artistic Director of Gazeta television broadcast. He worked as a reporter and broadcaster of Centro América television (Globo Network) and Brasil Oeste television (Bandeirantes Network).

Farrer Jonathan Paul Lascelles Pallin. Mr. Pallin has been a member of our board of directors since June 2006. He holds an MBA degree from the Cranfield Institute of Technology in England. He is a chartered accountant in England and Wales and a Brazilian registered accountant. In 2004, he retired from PricewaterhouseCoopers, where he had been a partner since 1977, working in the audit and management consulting departments, as the partner responsible for corporate finance and for management consulting, and was also a member of the management team. From 1999 onwards, he was the partner responsible for operations in South America, including as with regard to finance, infra-structure, technology and risk management. Throughout his career, he has been deeply involved in advising multi-national and national clients, in both private and public sectors, on mergers and acquisitions and corporate restructuring, including various privatization programs. Currently, he is the chairman of the fiscal council of Arcelor Brasil S.A. and of the advisory council of the Hospital Samaritano. He was the chairman of the fiscal council of Companhia Siderúrgica de Tubarão in 2005 and 2006. From 1991 to 2005, he was a director of the Hospital Samaritano, where he was the chairman from 1995 to 1999. Between 1992 and 1994, he was the chairman of the British Chamber of Commerce and Industry in Brazil and the council of European Chambers of Commerce.

Board of Executive Officers

Our executive officers are responsible for all matters concerning our day-to-day management and operations. Members of our board of executive officers have individual responsibilities established by our board of directors and our by-laws.

The following are the names, ages, position and brief biographical descriptions of our board of executive officers:

Executive Officer	Age	Position	Date Elected

Gesner José de Oliveira Filho	51	Chief Executive Officer	January 12, 2007
Marcio Saba Abud	50	Corporate Management Officer	January 12, 2007
Rui de Britto Álvares Affonso	49	Chief Financial Officer and Investor	January 12, 2007
		Relations Officer
Paulo Massato Yoshimoto	54	Metropolitan Officer	January 12, 2007
Umberto Cidade Semeghini	57	Regional Systems Officer	January 12, 2007
Marcelo Salles Holanda de Freitas	51	Planning and Technology Officer	January 12, 2007

Gesner José de Oliveira Filho – He has been our chief executive officer since January 2007. He holds a Ph.D degree in economics from the University of California, Berkeley, a master’s degree in economics from the Instituto de Economia da UNICAMP, a bachelor’s degree in economics from the Faculdade de Economia e Administração da Universidade de São Paulo – USP. From 1996 to 2000, he was the chairman of the Administrative Council of Economic Protection, (Conselho Administrativo de Defesa Econômica), or CADE. From 1993 to 1995, he was the deputy secretary of the Secretariat of the Economic Policy of the Ministry of Finance. In 1995, he was the interim secretary of the Economic Monitoring of the Ministry of Finance. He was the chairman of the Instituto Tendências de Direito e Economia, the managing partner of Tendências Consultoria Integrada, a consultant and an arbitrator in the areas of regulation of infrastructure and defense of competition, a consultant on scenarios and analysis of the environment for a number of economic groups, and a columnist of the Folha de São Paulo newspaper in the economic opinion section.

Marcio Saba Abud – Mr. Abud has been our coporate management officer since January 2007. He holds a degree in economics sciences from the Faculdade de Economia e Administração da Universidade de São Paulo – FEA/USP. He has a broad experience in the financial area and in various segments of the domestic and international markets in the areas of treasury, capital markets, customer service, creation and management of funds and structured transactions (both equity and debt) and, in proposing and managing customer credit lines. He has also experience in creating and implementing international programs and structures involving foreign exchange/foreign trade and offshore transactions. From April 1987 to January 2007, he had been the vice-chairman of Banco Westlb do Brasil S/A.

Rui de Britto Álvares Affonso. Mr. Affonso has been our chief financial officer and investor relations officer since July 2003. Mr. Affonso holds a Ph.D and a master’s degree in economics from Universidade Estadual de Campinas – UNICAMP, and a degree in economics from the Universidade de São Paulo – USP. He has been a professor at Instituto de Economia da Universidade Estadual de Campinas – UNICAMP since 1986, a professor at Faculdade de Economia e Administração—USP from 1983 to 1999, and a director of public economy at FUNDAP from 1994 to 2003. He also represents Brazil on the board of the Forum of Federations (a non-governmental entity based in Canada) since 2000. Mr. Affonso has also held several positions at the State Government.

Paulo Massato Yoshimoto. Mr. Massato has been our metropolitan officer since February 2004. He holds a degree in civil engineering from Escola de Engenharia de Lins. Mr. Yoshimoto has been working at SABESP since 1983, and has held the following positions: executive assistant to the operations office and head of the water production, maintenance, technical and management of water losses, and metropolitan planning and development departments. Mr. Yoshimoto has also held a number of different positions at the Empresa Metropolitana de Planejamento—EMPLASA, from 1975 to 1983.

Umberto Cidade Semeghini – Mr. Semeghini has been our regional systems officer since January 2007. He holds a degree in electrical engineering from the Faculdade de Engenharia Industrial – FEI. He was secretary of planning of the Ministry of Transport and the executive officer of Gerentec Engenharia. He has experience in the operation of systems, consulting services in the development of studies and projects for water supply and sanitary sewage systems, highway systems and, through partnerships with domestic and foreign companies, development of economic engineering studies (i.e., definition of tariff structures for public services).

Marcelo Salles Holanda de Freitas – Mr. Freitas has been our technology and planning officer since January 2007. He holds a degree in civil engineering post-graduation degree in sanitation from the Escola Politécnica da Universidade de São Paulo – USP. He also has a specialization degree in business administration from the IBMEC. He is a regular member of some of the most important institutions and associations of the sanitation and environment market. He was the vice-chairman for the interior and for the metropolitan region at SABESP. He was the executive officer of projects of the Ondeo Services do Brasil, executive officer of sanitation of Suez Ambiental, CEO of Águas do Amazonas and executive officer of the sanitation services of ETEP.

6.B. Compensation

Pursuant to Brazilian Corporate Law, our shareholders are responsible for establishing the aggregate amount of compensation we pay to the members of our board of directors, members of our fiscal council and our executive officers.

For the year ended December 31, 2006, the aggregate compensation, including benefits in kind granted, that we paid to members of our board of directors and to our executive officers for services in all capacities was approximately R$3.1 million. In addition, in 2006, the executive officers accrued pension benefits of approximately R$0.5 million, and we have set aside R$0.5 million with respect to such pension benefits. The members of our board of directors did not receive any such benefits.

Profit Sharing and Pension Plans

We have established a defined-benefit pension and benefits fund (Fundação Sabesp de Seguridade Social), or SABESPREV, to provide our employees with retirement and pension benefits. This pension plan provides defined-benefit payments to former employees and their families. Both we and our employees make contributions to the pension plan. Our contributions include the responsibility assumed relating to service prior to the constitution of SABESPREV, which is payable up to February 2011. We made contributions to the pension plan totaling R$10.3 million in 2004, R$11.3 million in 2005 and R$11.4 million in 2006. See note 13 to our financial statements. Based on independent actuarial reports, as of December 31, 2006, our obligation under this plan was R$321.2 million. See note 13 to our financial statements.

Since 1996, we have annually negotiated with the unions the profit-sharing plan. We did not pay any profit-sharing amounts to our employees due to State Decree No. 43,794, which prohibited any profit-sharing amounts to be paid in 1999 to employees of State-controlled companies, including us. On April 14, 2000, the State issued Decree No. 44,836 which allows for the payment of profit-sharing amounts on an exceptional basis, provided that specific authorizations are obtained by us from the Wages Policy Commission (Comissão de Política Salarial). We have obtained this authorization every year since 2000 and, therefore, paid profit-sharing amounts to our employees during this period.

The goals evaluate the business performance in the economic-financial, operating and administrative aspects. Over the years, the programs have suffered some changes. In 1996, 1997 and 1998, the payment was allocated to all active employees with more than six months of service with the company. As from 2000, the payment was then allocated to all active employees with more than three months of service with the company. Up to 2004, the general goals were established to evaluate Sabesp as a whole, and others goals were established to evaluate the various business units and 25% of the profit-sharing payments were made as each of the company’s general goals were accomplished, while the other 75% were effected as each of the various business units fulfilled its goals. As from 2005, all of the goals established evaluate Sabesp as a whole and 50% of the payment has been effected as the principal financial goal is fulfilled, and the other 50% of the payment has been effected as each one of the other established goals is fulfilled. The payments are reduced proportionately if the goals are not fully attained. Up to 2006, the payment was effected in a six-month basis. The program for 2006 was paid on an annual basis.

We recorded profit-sharing expenses of R$40.3 million in 2004, R$44.3 million in 2005 and R$79.5 million in 2006. We believe that the profit-sharing plan has, in the past, contributed to increased employee productivity. We do not have a stock-option plan for our employees.

6.C. Board Practices

The members of our board of directors are elected at a general shareholders’ meeting to serve renewable one-year terms. Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman. See “– Board of Directors.”

Our board of executive officers is composed of six executive officers appointed by our board of directors for renewable two-year terms. Meetings of our board of executive officers are held weekly in the case of ordinary meetings or when called by the chief executive officer in the case of special or extraordinary meetings. See “– Board of Executive Officers.”

None of our directors and executive officers is party to an employment contract providing for benefits upon termination of employment, except for those officers who are also our employees, in which case they are granted all benefits regularly applicable.

Fiscal Council (Conselho Fiscal)

Our Conselho Fiscal, which is established on a permanent basis and generally meets once a month, consists of five members and five alternates. The current members of our Conselho Fiscal were elected in the shareholders’ meeting held on April 30, 2007. Their tenure will end in 2008. The primary responsibility of the fiscal council, which is independent from management and from the external auditors appointed by our board of directors, is to review our financial statements and report on them to our shareholders.

The following are the current members and alternate members of our fiscal council:

Fiscal Council Members	Alternates

Sandra Maria Giannella	Vanildo Rolando Neubauer
Jorge Michel Lepeltier	Alexandre Luiz Oliveira de Toledo
Atílio Gerson Bertoldi	Ana Maria Linhares Richtman
Maria de Fátima Alves Ferreira	Tomás Bruginski de Paula
João Carlos Araujo dos Santos	Artur Quartim Barbosa Araujo

Audit Committee

Our by-laws provide for an audit committee to be comprised of three board members, who shall cumulatively comply with the requirements of (1) independence, (2) technical expertise, and (3) availability. The members may be appointed simultaneously as their appointment to the board of directors, or by later resolution of the board of directors.

The audit committee is responsible for assisting and advising the board of directors in its responsibilities to ensure the quality, transparency and integrity of the Company’s published financial information. To this end, the audit committee supervises all matters relating to accounting, internal controls and the internal and independent audit functions. The audit committee and its members have no decision making powers or executive functions.

The minimum availability required from each member of the audit committee is thirty hours per month. Since its implementation in July 2006, the audit committee has met three times a month on average. Under our by-laws, the members shall exercise their roles for the same period as their corresponding term of office, or until otherwise resolved by the general shareholders’ meeting or by resolution of the board of directors.

At a board meeting held on May 10, 2007, the following members of the board of directors were elected to serve on our audit committee:

Director	Position

Farrer Jonathan Paul Lascelles Pallin	Coordinator and Financial Expert
Reinaldo Guerreiro	Member
Mario Engler Pinto Junior	Member

Corporate Governance Practices

The significant differences between our corporate governance practices and the New York Stock Exchange standards can be found on our website, www.sabesp.com.br. The information found at this website is not incorporated by reference into this document.

6D. Employees

As of December 31, 2006, we had 16,978 full-time employees. In 2006, we had an average of 350 trainees and 584 apprentices (aprendizes), as defined by Federal Law No. 10,097 of December 19, 2000.

The following table sets forth the number of our full-time employees by main category of activity and geographic location as of the dates indicated:

	As of
	December 31,

	2004	2005	2006

Total number of employees	17,735	17,448	16,978
Number of employees by category of activity:
Projects and operations	11,474	11,450	11,145
Administration	2,997	2,812	2,735
Finance	621	614	606
Marketing	2,643	2,572	2,492
Number of employees by corporate division:
Head office	1,257	2,029	1,981
São Paulo Metropolitan Region	9,055	8,046	7,732
Regional Systems	7,423	7,373	7,265

The average tenure of our employees is approximately 16 years. We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security. We believe that our relations with our employees are generally satisfactory.

Approximately 70% of all our employees are members of unions. The four main unions that represent our employees are the Sindicato dos Trabalhadores em Água, Esgoto e Meio Ambiente de São Paulo—SINTAEMA, Sindicato dos Trabalhadores da Região Urbana de Santos, São Vicente, Santos Metropolitan Region, Litoral Sul e Vale Ribeira—SINTIUS, the Sindicato dos Engenheiros do Estado de São Paulo—SEESP and the Sindicato dos Advogados de São Paulo—SASP. Our most recent collective bargaining agreements, which became effective on May 1, 2007 and will expire on April 30, 2008, do not contemplate total job protection for our employees. However, we have a formal understanding with the unions that represent our employees that we would not dismiss more than 2.0% of our current employees before April 30, 2008. We have experienced the following strikes in the last five years, none of which interrupted the essential services that we provide: a two-day strike in May 2003, a two-day strike in May 2004, a two-day strike in June 2005 and a one-day strike in May 2006. We have not experienced any strike until March 31, 2007. Under Brazilian law, our non-administrative employees are considered “essential employees” and therefore are limited in their right to strike.

6.E. Share Ownership

As of June 30, 2007, the members of the board of directors and the executive officers owned an aggregate of 4,808 common shares. The members of our board of directors and our executive officers, on an individual basis and as a group, beneficially own less than 1% of our common shares. See “Item 7A. Major Shareholders and Related Party Transactions – Major Shareholder” for more information. As of the same date, none of our directors and executive officers owned any stock option plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholder

Our outstanding share capital as of June 30, 2007 consisted of 227,836,623 common shares, without par value. Under our by-laws and the laws of the State of São Paulo, the State is required to own at least one-half plus one of our outstanding common shares. All of our shareholders, including the State, have the same voting rights.

The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of June 30, 2007.

	Common shares*

	Shares	%

State of São Paulo	114,508,087	50.3%
Directors and executive officers of Sabesp(1)	4,808	0.0%
Others	113,323,728	49.7%

Total(2)	227,836,623	100%

_______________

(1)	Our directors and executive officers collectively own less than 0.1% of our outstanding common shares.
(2)	As of June 30, 2007, our outstanding common shares were held 2,149 registered shareholders.
*	After June 4, 2007 our common shares have been traded considering the reverse stock split.

7.B. Related Party Transactions

Transactions with the State of São Paulo

We have entered into extensive transactions with the State of São Paulo, which is our controlling shareholder, and we expect to continue to do so. The State of São Paulo is our largest customer, it owns some of the facilities we use in our business, it is one of the governmental entities that regulate our business, and it has assisted us in obtaining financing on favorable terms.

Many of our transactions with the State of São Paulo reflect policies of the State that depend on decisions of elected officials or public servants and are accordingly subject to change. Among the practices that could change are those described below concerning the application of dividends to offset accounts receivable from the State, the provision of State guarantees, and the terms on which we use state-owned reservoir facilities.

Provision of Services

We provide water and sewage services to the Federal Government, the State and municipal governments and government entities in the ordinary course of our business. Sales of water and sewage services to the State, including State entities, totaled approximately R$321.2 million for the year ended December 31, 2006. Our accounts receivable from the State totaled R$456.9 million as of December 31, 2006. In addition, as required by law, we invest our cash and cash equivalents with government financial institutions in short-term securities.

Payment of Pensions

Pursuant to a law enacted by the State, certain former employees of some state-owned companies which merged to form Sabesp, who provided service to us between our inception and 1974, when the law was prospectively repealed, acquired a legal right to receive supplemental pension benefit payments which rights are referred to as “Plan G0.” These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor. In 2006, we made payments to former employees of R$101.7 million in respect of Plan G0. The State did not make any reimbursements in this period. See note 6 to our financial statements. The amount owed to us by the State for reimbursement of these costs was R$774.5 million as of December 31, 2006. The State, however, has not agreed with this amount. We have undertaken to conduct a joint inquiry with the State with respect to the methodology employed in determining the reimbursement amounts to ensure we reach a mutual agreement.

Agreements with the State

In September 1997, we and the State entered into a memorandum of understanding providing that we would, in effect, apply dividends we declared that were otherwise payable to the State to offset accounts receivable in connection with the provision of water and sewage services to the State and its controlled entities. In 1998, 2000 and 2001, we applied dividends, in the form of interest on shareholders’ equity due to the State in respect of its shareholding in us to settle a portion of the unpaid accounts receivable from the State. In 1999, we did not pay dividends or other distributions to our shareholders.

On December 11, 2001, we entered into an agreement with the State and the State Department of Water and Energy. Pursuant to this agreement, the State acknowledged and agreed, subject to an audit by a State-appointed auditor, to pay us amounts it owed to us in respect of:

  water and sewage services we provided to governmental agencies, State-owned autonomous entities and foundations through December 1, 2001; and

  supplemental retirement and pension benefits we paid from March 1986 to November 2001 on behalf of the State to former employees of the State-owned companies which merged to form Sabesp; as we did not reach an agreement regarding these amounts, a joint inquiry has commenced in order to ensure agreement between us and the State.

As a result, a portion of these amounts became a long-term receivable from the State in our financial statements on December 31, 2001.

The agreement provided that the State Department of Water and Energy would transfer to us ownership of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, which make up the Alto Tietê system, and that the fair value of these assets would reduce the amounts owed to us by the State.

Under the December 2001 agreement, in July and August 2002, a State-owned construction company (Companhia Paulista de Obras e Serviços), or CPOS, on behalf of the State, and an independent appraisal firm (Engenharia de Avaliações), or ENGEVAL, on our behalf, presented their valuation reports relating to the reservoirs. Under the agreement, the arithmetic average of these appraisals is deemed the fair value of the reservoirs. The appraisals contained in these reports were in the amounts of R$335.8 million and R$341.2 million, respectively. Because we had already made investments in these reservoirs by then, the arithmetic average of the appraisals submitted to our board of directors by August 2002, R$300.9 million, was net of a percentage corresponding to these investments. Our board of directors approved the valuation reports.

Under the December 2001 agreement, for amounts due in excess of the fair value of the reservoirs, the State is to make payments in 114 consecutive monthly installments, with the first payment to be made upon the latest of (1) 210 days after the date of the agreement, (2) agreement by the parties on the fair value of the reservoirs and (3) conclusion of the audit by a State-appointed auditor of amounts owed. The nominal amount owed by the State would not be indexed to inflation or earn interest if there was a delay in concluding the appraisal of fair value. The installments will be indexed on a monthly basis by the IGP-M index, plus 6.0% per year, starting on the date the first installment becomes due.

On October 29, 2003, the Public Prosecution Office of the State of São Paulo (Ministério Público do Estado de São Paulo), on behalf of the people of the State, brought a civil public action in a Trial Court of the State of São Paulo (12a Vara da Fazenda Pública do Estado de São Paulo) alleging that a transfer to us of ownership of the Alto Tietê system reservoirs from the State Department of Water and Energy would be illegal. An injunction against the transfer of ownership of such reservoirs was granted but was later reversed. However, in October 2004, the court ruled in favor of the Public Prosecution Office of the State of São Paulo, which ruling we believe relates only to the illegality of the transfer of the reservoirs. In response, we filed an appeal which is pending final decision and the State successfully filed an action suspending the lower court’s decision until final judgment is reached by the Court of Justice of the State of São Paulo. We are unable to predict whether we will succeed in appealing such decision. However, we currently do not expect that an eventual unfavorable decision would have a material adverse effect on our business and financial condition.

The December 2001 agreement also provided that the legal advisors of the State would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to us by the State. Our management does not expect these analyses to differ significantly from the amounts we have recorded in respect of these amounts. The commencement of payments with respect to pension amounts owed to us by the State has been postponed until these analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs described above are formalized. In addition, the transfer of these reservoirs is currently being disputed and we are not certain whether such transfer will be legally allowed. Under the December 2001 agreement, the original first payment was to be made in July 2002. Based on Official Notice No. 53/2005 of the State Capital Defense Council (CODEC), dated March 21, 2005, negotiations are still ongoing between us and the State with a view to restatement of the debt for supplemental retirement and pension benefits, under the terms defined in the December 2001 agreement, including amounts due after November 2001. These negotiations are expected to be consolidated in a second amendment to the December 2001 agreement. We hired FIPECAFI to validate the actual values to be reimbursed by the State, provided by the Office of the State Attorney General. See note 6 to our financial statements.

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

At a meeting, our board of directors reviewed our 2002 budget, which incorporated the payment to the State, and one of our directors voted against us making this payment. We cannot assure you that our minority shareholders will not contest the payment of a cash distribution to the State on the grounds that it is inconsistent with the September 1997 protocol of understanding.

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

On April 28, 2005, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$38.2 million, to be paid within 60 days after our 2006 general shareholders’ meeting. On June 23, 2005, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$66.8 million, to be paid within 60 days after our 2006 shareholders’ meeting to shareholders of record as of July 6, 2005. On October 20, 2005, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$85.2 million, to be paid within 60 days after our 2006 shareholders’ meeting to shareholders of record as of November 3, 2005. On December 15, 2005, our board of directors approved the payment of dividends in the form of interest on shareholders’ equity in the amount of R$158.1 million, to be paid within 60 days of our 2006 shareholders’ meeting to shareholders of record as of December 28, 2005. On April 20, and December 14, 2006, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$129.6 million, and R$141.2 million, respectively, to be paid within 60 days after our 2007 shareholders’ meeting to shareholders of record as of May 3, 2006. The amount related to the dividends approved in 2006 for the controlling shareholder, the State of São Paulo, was R$136.1 million. The payments of interest on shareholders’ equity declared in 2005 began being made on June 27, 2006. The payments of interest on shareholders’ equity declared in 2006 began being made on June 29, 2007.

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

Accordingly, we and the State agreed to set-off each other’s credit up to the limit of R$404.9 million (value adjusted up to February 2004). The remaining amount of R$176.9 million as of February 29, 2004 of the State’s consolidated debt will be paid in monthly consecutive installments from May 2005 until April 2009. These installments will be indexed according to the IPCA index, plus an interest rate of 0.5% per month.

With the execution of the March 2004 agreement, we were able to reconcile the compensation of part of the values owed to us by the State for the use of water and sewage services until February 2004 with values owed to the State by us as interest on shareholders’ equity. The remaining amount of interest on shareholders’ equity owed by us to the State, of R$113.8 million was netted against accounts overdue after February 2004.

This amendment did not alter the payment terms and conditions related to the supplemental retirement and pension benefits we pay on behalf of the State, which remain governed by the terms of the December 2001 agreement itself.

As of December 31, 2006, the amounts owed to us by the State for the provision of water and sewage services included R$148.8 million, which was considered overdue as of February 29, 2004. As of December 31, 2006 the State owed us an additional R$308.0 million in accounts receivable related to the provision of water and sewage services rendered from February 2004. With respect to reimbursement for pensions paid on behalf of the State, the State owed us R$774.5 million as of December 31, 2006 (R$320.6 million of which was acknowledged by the State in the December 2001 agreement subject to a further audit). We expect amounts owed to us by the State for water and sewage services and reimbursements for pensions paid to increase in the future. We have not established any provisions for any amounts due to us by the State, because we expect to recover these amounts and net losses are not considered probable.

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

In 2006, we received payment installments from the State in the amount of R$199.4 million. As of December 31, 2006, our dividends payable to the State, due from 2004 through 2006, were in the amount of R$396.4 million. We are currently unable to determine the amount, if any, of the portion of these declared dividends that the State will apply to the current and future accounts receivable owed to us by the State or its controlled entities.

Investment of Liquid Assets

Our cash and cash equivalents invested with State financial institutions in short-term securities amounted to R$288.0 million as of December 31, 2006.

Government Guarantees of Financing

In some situations, the Federal Government, the State or government agencies guarantee our performance under debt- and project-related agreements.

On December 17, 1992, the State entered into a loan agreement with the World Bank in the amount of US$119.0 million. This loan was guaranteed by the Federal Government and its proceeds were designated to finance the environmental clean-up of the Guarapiranga basin. Pursuant to this agreement, we would receive a loan from the State to be used in the expansion of the wastewater collection network and sewage treatment facilities in the Guarapiranga reservoir. As a result, on March 12, 1993, we entered into an agreement with the State pursuant to which the State transferred to us US$37.0 million of this loan, which loan amount was increased to US$42.5 million pursuant to an amendment entered into between the State and us in September of 1999. We have pledged three of our properties as collateral for this financing in the amount of R$60.5 million, according to a valuation of the properties carried out in November 2005. As of December 31, 2006 our outstanding debt relating to this loan was approximately US$2.2 million.

The State has also guaranteed a portion of our repayment obligations under loan agreements that we entered into with the Federal Government in 1994 through its financial agent, Banco do Brasil S.A. which totaled R$2,069.8 million as of December 31, 2006. The Federal Government has guaranteed, and the State has provided a counter-guarantee, in respect of the financial agreement we entered into with the Inter-American Development Bank in 2000 for the total aggregate amount of US$200 million related to the financing of the Tietê River recovery project to reduce pollution.

On August 6, 2004, we entered into a credit agreement with the JBIC for the financing of the Environmental Recovery Program for the Santos Metropolitan Region, which was guaranteed by the Federal Government, with counter-guarantee from the State of São Paulo, for an aggregate principal amount of R$382.8 million. In addition to the amount received under the JBIC credit agreement, we intend to invest up to R$355.1 million in this program. We are currently also negotiating with BNDES and Caixa Econômica Federal for additional loans to finance portions of our capital expenditure program.

Use of State-Owned Reservoir Facilities

We currently use the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê system, which are owned by another company controlled by the State. We do not pay any fees with respect to the use of these reservoirs. We are, however, responsible for maintaining them and funding their operating costs. The State incurs no operating costs on our behalf. If these facilities were not available for our use, we would have to obtain water from more distant sources, which would be more costly.

The arrangement not to pay any fees to the State for the use of certain reservoirs of the Alto Tietê system is addressed by a number of formal agreements first entered into on March 31, 1992 and on April 24, 1997 and later amended on March 16, 2000 and on November 21, 2001. As part of these arrangements, we agreed to fund 100.0% of the estimated costs of the 1992 agreement equal to R$27.8 million and 75.0% of the 1997 agreement equal to R$63.4 million which was already disbursed, and the Government of the State, through the State Department of Water and Energy, agreed to fund approximately 25% of the estimated costs of the 1997 agreement equal to R$21.1 million, to construct ducts, tunnels and other facilities to interconnect the Tietê River with the Biritiba and Jundiaí reservoirs and with other bodies of water in exchange for our use of the reservoirs over a 30-year period. The amendments to the 1997 agreement increased our obligations under this agreement by R$5.9 million.

We have the right to draw water from and release emissions into the reservoirs in the Alto Tietê system over a 30-year period which began in 1997.

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

Transactions with SABESPREV Pension Fund

SABESPREV is the funded defined-benefit pension plan that we established to provide our employees with retirement and pension benefits. The assets of SABESPREV are independently held, but we nominate the majority of directors of SABESPREV. Both we and our employees make contributions to the pension plan. We contributed R$10.3 million, R$11.3 million and R$11.4 million in 2004, 2005 and 2006.

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

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated statements and other financial information

See “Item 3.A. Key Information—Selected Financial Data” and “Item 18. Financial Statements”.

Legal Proceedings

In the ordinary course of our business, we are a party to judicial and administrative proceedings relating to civil, environmental, labor and tax matters. As of December 31, 2006, we estimated that these legal proceedings totaled approximately R$2,128.0 million (excluding the amount of R$19.5 milllion related to court deposits). This amount was based on probable and possible losses and on the value attributed to the lawsuit by the plaintiffs in some cases and on the economic value of the lawsuits in others. Out of this total amount of contingencies, approximately R$1,062.6 million relate to tariff-related legal proceedings and consumers claims, approximately R$367.0 million relate to contractors claims, approximately R$126.1 million relate to tax proceedings, approximately R$114.9 million relate to labor proceedings, approximately R$258.4 million relate to civil public actions related to environmental matters and R$218.5 million relate to other civil matters. On the same date, the provisions for legal contingencies totaled R$657.6 million (excluding the amount of R$19.5 million related to court deposits), of which approximately R$273.3 million relate to tariff-related legal proceedings and consumers claims, approximately R$168.5 million relate to contractors claims, approximately R$21.2 million relate to tax proceedings, approximately R$71.2 million relate to labor proceedings, approximately R$66.0 million relate to civil public actions related to environmental matters and approximately R$76.9 million relate to other civil matters.

The difference between the provisioned amount and the total amount of the contingencies derives from the methodology for establishing our provisions. This methodology takes into account: (1) the probability of loss of each lawsuit, based on the alleged facts, the claim based on the factual circumstances vis-à-vis the law, as well as prevailing precedents in similar cases; and (2) the calculation of the provisioned amounts, which requires significant judgment and in certain circumstances, given the nature of the claim, we are unable to estimate with accuracy its exposure. In these cases, we have taken into account the value attributed to the lawsuits by the plaintiff and legal opinions of counsel in charge of each lawsuit. Once the methodology is applied, as a general rule, we make the provisions only for the lawsuits that are considered as probable loss.

We cannot give any assurances either as to the sufficiency of the provisioned amount to cover the contingencies or as to the total amount of potential liabilities that we may incur or penalties that may be imposed. We may not obtain a favorable outcome in the administrative or court proceedings to which we are a party. In addition, the total amount of the contingencies, based on the value attributed to the lawsuit by the plaintiff, may not correspond to the economic value of the lawsuits, which may be substantially higher than the total amount of contingencies. If the economic outcome of these lawsuits is higher than the amount attributed to the lawsuit by the plaintiff or, in the event the total amount of our provisions does not suffice to pay the contingencies due, we could incur greater costs than those that were originally foreseen. If these costs are significant, our results of operations and financial condition could be negatively affected.

Civil Public Actions Related to Environmental Matters

We are a party to civil public actions brought by municipalities that seek cessation of the collection of fees relating to sewage services, alleging that we do not treat the sewage in these municipalities and that we failed to make certain investments in sewage treatment facilities as provided in the relevant concession contracts.

In addition, we are being sued by the Public Prosecution Office of the State of São Paulo (Ministério Público do Estado de São Paulo) as well as some non-governmental organizations through a number of environmental civil public actions: (1) aiming to enjoin us from releasing raw sewage into certain local water courses; (2) in some cases seeking remedies for environmental damages, which have not yet been specified and evaluated by technical experts of the courts; and (3) aiming to require us to install and operate sewage treatment facilities in those locations. In each case, we are subject to daily fines for noncompliance therewith. In our response to these lawsuits we emphasize that the installation and operation of sewage treatment facilities in those locations is included in our business plan and that the immediate cessation of the release of raw sewage into the relevant local water courses would hinder us from collecting sewage – a primary necessity – in those locations, causing even more damages against the environment and public health. In most of these lawsuits, no final judicial decision has yet been reached by local judges. Although we are not able to predict the final outcome of these lawsuits, we believe that the outcome, if unfavorable to us, may have a material adverse effect on us.

The civil public lawsuits to which we are party include the following:

(1) The Public Prosecution Office of the State of São Paulo has brought a civil public action before the São Bernardo do Campo Court (5a. Vara Cível de São Bernardo do Campo) seeking reparation for environmental damage caused by us dumping sludge from our water treatment facilities into certain receiving waters, the immediate cessation of this practice and the implementation of an environmental recovery project. The Court of Justice of the State of São Paulo (Tribunal de Justiça do Estado de São Paulo) ruled against us and ordered that we stop dumping sludge within a year from the date the decision is considered final, or to pay a daily penalty of R$10,000, in addition to repair the environmental damage. This decision is not yet final. We are currently unable to evaluate the extent or cost of any remedy that we may be held responsible for in connection with this matter. We have not made any provisions for this proceeding. Our internal legal counsel considered the risk of loss in this lawsuit as probable and we have provisioned the amount of R$141,000 based on the value attributed to the lawsuit by the plaintiff.

(2) The Public Prosecution Office of the State of São Paulo brought a civil public action against us before the Paraguaçu Paulista Court of Law (1a. Vara de Paraguaçu Paulista), which seeks reparation for and cessation of environmental damage allegedly caused by the release of raw sewage into the Alegre River, situated in the municipality of Paraguaçu Paulista. The court ruled against the Company in the first instance, requiring that we (a) cease the release of raw sewage into the Alegre River; (b) invest in a water and sewage treatment facility in the municipality of Paraguaçu Paulista; and (c) pay an administrative penalty in the amount of R$116.9 million for environmental damages (the adjusted amount, as of December 31, 2006, was approximately R$168.9 million). The decision imposes an additional daily penalty on us if we fail to comply with (a) and (b) above. We have appealed this decision.

On September 21, 2006, the Court of Justice of the State of São Paulo ruled against our appeal. While we maintain our legal right to appeal the decision issued by the Court of Justice of the State of São Paulo, we are currently negotiating with the Public Prosecution Office of the State of São Paulo with respect to the terms and conditions of a possible settlement agreement, which, if entered into, will result in the effective settlement and termination of this legal proceeding. While the exact amounts payable under any such settlement have not yet been quantified and the terms of any such settlement remain subject to further negotiation, our management believes that the total estimated disbursements will be considerably less than the aggregate amount of the administrative penalties required by the court’s decision as described above. The first negotiations of the settlement agreement resulted in an estimated disbursement of R$20.7 million. In the last quarter of 2006, the scope of the agreement was expanded and new projects were included in the settlement, totaling R$33.6 million, which has been recorded as a provision.

In the event that we are unable to settle with the Public Prosecution Office of the State of São Paulo under the terms currently contemplated, our results of operations may be materially adversely affected.

(3) Civil public action against us and the municipality of Cotia aiming at the joint and several liabiliaty of Sabesp and this municipality with respect to: (a) the obligation to interrupt the disposal of sewage into the Cotia River, subject to a daily fine in case of noncompliance; (b) the obligation to submit to previous treatment the sewage before dumping it into the Cotia River, subject to a daily penalty in case of noncompliance, and (c) the payment of indemnity for environmental damages caused to the soil, water sources and underground and superficial bodies of water that cannot be recovered. The court decided in favor of (a) and (c) above. The technical expert of the court calculated the indemnity in the amount of R$5.8 million for environmental damages. This amount is still under discussion and depends on final decision of the court. Our internal legal counsel evaluated the risk of loss as probable. As of December 31, 2006, we recorded a provision in the amount of R$ 5.8 million.

(4) On February 25, 2003, a request for a preliminary injunction was filed against us, aiming at restricting us from disposing sewage without due treatment, in the municipality of Lutécia. The injunction was granted in order to determine that payments for water and sewage services by users be deposited with the court until we have made the necessary investment in the water and sewage treatment facility of the municipality, in addition to paying a daily fine in the amount equivalent to 1,000 minimum salaries (approximately R$350,000) in the event we do not cease to discharge raw sewage. The injunction was suspended at our request until a final ruling is issued. After submission of an expert report, the Public Prosecution Office of the State of São Paulo requested that we be sentenced to pay an amount of R$82.8 million (the adjusted amount, as of December 31, 2006, was approximately R$119.6 million) in addition to the daily fines. We and the Public Prosecution Office of the State of São Paulo are engaged in negotiations in order to settle this legal proceeding. We have not made any provisions for this proceeding as the risk of loss was evaluated as possible.

(5) On February 17, 2003, a civil public action was brought against us before the Paraguaçu Paulista Court of Law with respect to the municipality of Borá, related to the obligation not to dump and discharge, under any circumstance, raw sewage in the Borá stream, or in any other municipality, as well as the obligation to invest in the water and sewage treatment facility and immediately carry out the necessary construction works for the treatment of sewage. A preliminary injunction was not granted by the court of law. The technical expert of the court calculated the amount of R$48.1 million as indemnity for environmental damages. Our expert contested this amount and no judicial decision has been issued yet. Sabesp carried out the construction works that CETESB requested to adapt the sewage treatment to the legislation currently in force. CETESB issued a temporary operating license on August 25, 2006, with validity until August 25, 2011. Our internal legal counsel evaluated the risk of loss as possible.

(6) A civil public action was brought against us by the Coordination Council for the Civil Entities of Piracicaba (Conselho Coordenador das Entidades Civis de Piracicaba) concerning the limits for water collection from the Piracicaba River and the operation of the Cantareira water distribution system. The plaintiff requests, among other things, a prohibitory injunction in order to restrict the amount of water we collect, the reduction of the Piracicaba River’s collection limit and the payment of damages to the riparian cities in order to cover the direct and indirect environmental damages caused by the installation and operation of the Cantareira water distribution system. After our defense, the injunction was not granted, and this action is now awaiting judgment by the lower court. This proceeding is still at an initial stage and no amount has been determined so far for the alleged damage. Our internal legal counsel evaluated the risk of loss as remote so that we have not made any provisions for this proceeding.

We are also involved in other environmental lawsuits in municipalities where we operate, arising from the discharge of raw sewage, which are considered as possible and probable losses by our legal counsel. We provisioned amounts that not always represent the final amount to be disbursed as indemnity for the alleged damages because of the current phase of the lawsuits and the impossibility for our management to estimate on a reasonable basis future amounts to be disbursed. As of December 31, 2006, the total amount provisioned was R$65,988, including the provisions described in itens (1), (2) and (3) above.

Labor Proceedings

We are a party to numerous lawsuits and administrative proceedings involving SINTAEMA and current and former employees.

On January 9, 1990, SINTAEMA initiated a lawsuit against us, alleging that we had failed to pay certain employee benefits and were required to make a penalty payment to SINTAEMA under a then existing collective bargaining agreement. On July 31, 1992, the labor court issued a ruling against us, but did not award damages to SINTAEMA at that time. We and SINTAEMA are currently engaged in negotiations concerning the amount to be paid by us. We also filed a writ of mandamus seeking a court decision establishing that the penalty imposed against us, totaling approximately R$6.7 million, as of December 31, 2006, is excessive since it exceeds the principal amount by a large margin. Our request was denied by the courts and the lawsuit is now awaiting a final decision at the Superior Labor Court (Tribunal Superior do Trabalho). We currently cannot predict the amount that we will be required to pay to SINTAEMA and we have not made any provisions for this proceeding.

On October 6, 1989, SINTAEMA filed a lawsuit against us, asking for the payment of salary differences arising from additional payments due to unhealthy work conditions from September 1987 through February 1991. On December 19, 1997, the Superior Labor Court issued a decision unfavorable to us. We appealed against this decision, however, it was maintained by the Superior Labor Court. SINTAEMA started the enforcement of the judicial decision and the valuation report of the technical expert of the court was presented on February 21, 2007 in the updated amount of R$28.3 million. Our internal legal counsel considered the risk of loss as probable and the amount was provisioned on December 31, 2006.

We are defendants in 1,941 labor proceedings and in one civil public action initiated by and on behalf of some of our current and former employees relating to certain benefits awarded by Law No. 4,819, dated August 26, 1958. In all cases, we claim that the State, and not us, is responsible for the payments due to the plaintiffs. As of the date of this annual report, we and the State have not agreed on the amounts to be reimbursed. The civil public action is now awaiting decision on the merits. Some labor and civil proceedings have been ruled upon by the lower courts, but no final decision has been issued in any of the legal proceedings as of the date of this annual report. An injunction was granted by a lower court in the civil public action to compel us to pay the benefits awarded by Law No. 4,819 to all plaintiffs in that lawsuit.

As of December 31, 2006, the total amounts involved related to labor proceedings were R$114.9 million for risks considered as probable and possible losses. We had established a provision totaling R$71.2 million with respect to potential damages in lawsuits and administrative proceedings involving present and former employees, including the lawsuits described in the preceding paragraphs, based on calculations made by our legal and human resources departments.

Tax Proceedings

We filed a claim in July 1999 to challenge the creation by the municipality of the City of São Paulo of a tax on the use of public areas. The tax would apply to our water and sewage mains and other installations located in public areas. Based on the advice of our internal legal counsel, we believe that this municipal tax is unlawful because it was established by a municipal decree instead of a municipal statute. We are currently disputing the creation of this tax and any related tax assessment. On May 11, 2000, the trial court of the State of São Paulo (12a. Vara da Fazenda Pública do Estado de São Paulo) issued a decision upholding this municipal tax. We have appealed the trial court decision to the Court of Justice of the State of São Paulo. A recently approved law enacted the tax on the use of public areas in the City of São Paulo. In April 2004, we filed a request for an injunction seeking the suspension of the tax assessment by the municipality. The injunction was granted by the lower court and later maintained in the decision issued by the lower courts. The municipality has appealed this decision to the Court of Justice of the State of São Paulo and the decision is still pending. We currently cannot estimate the potential increase in our expenses if we were required to pay this tax or if any future assessment of this tax is retroactive to 1999. To date, we have not established a provision for any potential expense arising from this municipal tax.

We also took legal action to challenge a City of São Paulo municipal law enacted in December 2002 that revoked our blanket exemption from municipal taxes. As a result of the loss of our exemption from municipal taxes, we may be subject to a tax on services charged at a rate of 5.0% on our gross revenue from sewage services. Our request for an injunction against the municipality was granted by the Court of Justice of the State of São Paulo, and this injunction was maintained after the filing of an appeal by the municipality. However, on May 5, 2005, the lower tax court issued a decision against us and revoked the injunction granted in our favor. We appealed the decision to maintain the effects of the injunction until a trial decision in this legal proceeding is issued, but our appeal was denied. To date, despite our efforts to obtain a decision from the Superior Court of Justice to maintain the effects of the injunction until a final judgment, we have not been able to revert the lower tax court decision. We intend to challenge the loss of the exemptions to the fullest extent permitted by law. This legal action, for which potential expenses amount to approximately R$70.0 million, was assessed by our tax advisors as being a possible loss; accordingly, no provision has been recorded.

In November 2004, we took legal action against the municipality of Bragança Paulista against the imposition of a new charge for the use of public areas for the installation of water and sewage mains for the provision of public sanitation services. On February 16, 2005, we were granted an injunction suspending the imposition of this charge and preventing the municipality from collecting any current or future amounts due in respect of this charge until there is a final decision on the merits. In June 2005, the lower court ruled in our favor and the injunction was maintained. The municipality appealed the decision and, as of the date of this annual report, a trial decision was still pending. We have not made any provisions for this proceeding.

In 2006, the Federal Revenue Service by means of a lawsuit verified the compliance of our fiscal obligations related to income and social contribution taxes for 2001, calculating a fiscal credit to the Federal Revenue Service in the amount of R$277.0 million. We filed a response in a timely manner contesting this amount and will appeal against the administrative decision by means of an administrative proceeding and a lawsuit. Based on the opinion of our internal legal counsel, approximately 90% of this amount is considered as a remote loss and the remaining 10% as a possible loss.

We cannot predict the outcome of any of these lawsuits nor can we assure you that, in the event of an adverse decision, we will be able to pass on to our customers any increase in our deductions from gross revenue, operating expenses or other expenses.

Condemnation Proceedings

We are party to a significant number of condemnation proceedings arising from the partial or total expropriation or use of private property for water mains, sewer lines and facilities. Under Brazilian law, the State or the relevant municipality is entitled to condemn private property to the extent required for the construction, development or improvement of parts of water and sewage systems operated by us. However, we are required to provide compensation to affected property owners based upon appraised fair market values. Although we generally provide compensation to property owners on the basis of negotiated settlements, we are a party to many lawsuits related to compensation awards. As of December 31, 2006, we estimated that we will be required to make payments totaling R$467.0 million with respect to all condemnation matters. After we make these payments, we will have ownership of the property, which will be recorded as our asset. Therefore, we have not made any provisions for these proceedings.

Concession-Related Legal Proceedings

In connection with discussions we had with the municipality of Presidente Prudente, we filed a claim against the municipality seeking a court decision determining the continuation of the concession contract that we have entered into with that municipality until the indemnification payment owed to us in connection with the return of water and sewage treatment facility of Presidente Prudente is made. The lower court issued a decision in our favor to the effect that we still continue to provide services in the municipality until the indemnification provided for in the concession contract is paid to us.

On March 25, 2004, the Public Attorney’s Office filed a civil action against the municipality of Itapira, its mayor, the Municipal House of Representatives and us, claiming that Municipal Law No. 3,593/04 is unconstitutional and seeking termination of the concession contract we entered into with the municipality of Itapira. Although an injunction was granted, the Court of Justice of the State of São Paulo has stayed the injunction. On March 23, 2005, the House of Representatives of Itapira approved a decree revoking the concession contract. In addition, Municipal Law No. 3,730/05 was enacted revoking an earlier law which authorized the municipality to enter into the concession contract with us. The municipality of Itapira has further filed an action against us seeking to repossess the assets related to its water and sewage services and has obtained an injunction which was later confirmed by a court decision. We appealed against this ruling but we have not been able to suspend the effects of the decision until final judgment. Accordingly, we are currently not rendering water and sewage services at Itapira. As of the date of this annual report, a trial decision on this litigation was pending. We have not made any provisions for this proceeding.

On October 10, 2003, the municipality of Monte Mor filed a lawsuit against us, seeking the additional issuance and delivery of shares by us, as consideration for our concession to render basic water and sewage services. The lawsuit was dismissed without judgment on the merits of the case. We have not made any provisions for this proceeding.

The municipality of Sandovalina has brought a legal action against us seeking to (1) obtain the termination of the concession entered into with us and (2) obtain remedies for environmental damage and alleged losses caused to the municipality due to our failure to provide sewage treatment, as well as other damage caused to public property. We have responded with a counterclaim against the municipality for payment of R$115,000 related to the supply of water from December 1999 through August 2003. We are also seeking the payment of a contractual indemnification based on the early termination of the contract. We are currently operating the water and sewage treatment facility of Sandovalina, and the lawsuit is still in the fact-finding phase. We have not made any provisions for this proceeding.

We are also defendants in legal proceedings initiated by municipalities seeking to require us to produce documents and information in connection with our concessions. These legal proceedings include the following: (1) a preliminary proceeding (ação cautelar) started by the municipality of Guariba seeking a court order requiring us to produce documents in order to inform an account revision proceeding; (2) the municipality of Ribeirão Pires has proposed preliminary proceedings seeking the production of documents to inspect the services which we provide; (3) the municipalities of Itupeva and Monte Mor have proposed proceedings seeking to obtain a court order to require us to produce documents and information in order to evaluate the possibility of renewal of our concession agreement.

Tariff-Related Legal Proceedings and Consumers Claims

We are party to a number of proceedings with the Public Prosecution Office of the State of São Paulo and several municipalities which have contested our right to charge a tariff for sewage services provided as opposed to charging a fixed fee for these services. In most of these proceedings, we have received decisions in our favor. In addition, the Superior Court of Justice of Brazil (Superior Tribunal de Justiça) has confirmed the understanding that we have the right to charge a tariff for the sewage services we provide.

Approximately 980 lawsuits have been brought by our commercial customers that claim that their tariff rates should be equal to those of another category of customers and, consequently, seek the reimbursement of the difference between the amounts we charged and collected and those tariffs. We have obtained final decisions both in favor and against us in these lawsuits and, as of December 31, 2006, we have established a provision in the amount of R$273.3 million with respect to these lawsuits. We cannot predict, however, the amounts we would have to pay to these customers if they were to prevail in their lawsuits, nor can we provide assurance that new lawsuits will not be brought by other customers on similar grounds.

The Association of Distinguished Bars and Restaurants (Associação de Bares e Restaurantes Diferenciados—ABREDI), has initiated several lawsuits to challenge the 10.0% penalty fee we charge on late water and sewage payments. In several of these cases, lower courts have dismissed the lawsuits based on the lack of standing by the plaintiff to initiate such a lawsuit. In other cases, the lawsuits were dismissed because a civil public action with respect to the same matter was already being heard at the civil courts of the State of São Paulo. In this civil public action, a decision was granted against us and we appealed against this decision and a final decision is still pending. Notwithstanding these legal proceedings, we have reduced to 2.0% the penalty fee we charge on late bill payments by all of our customers.

Contractors’ Claims

Certain contractors have filed claims against us alleging underpayment of inflation indexation adjustments and monetary losses incurred in connection with introduction of the real. Based on advice from our legal counsel, as of December 31, 2006, we established a provision for these claims in the amount of R$168.5 million to meet probable losses arising from unfavorable decisions in these actions.

Other Legal Proceedings

We are a party to a series of lawsuits initiated by the municipality of Ferraz de Vasconcelos in 1997, seeking payment of penalties in the aggregate amount of R$71.9 million, which we allegedly owe for damages caused during construction in the municipality. Several of these lawsuits have already been rejected by lower courts but are still subject to appeal. We have not made any provisions for these proceedings.

In December 1997, the municipality of Santos enacted a law expropriating our water and sewage systems in Santos. In response, we filed an action seeking an injunction against this expropriation, which was denied by the lower court. This decision was later reversed by the Court of Justice of the State of São Paulo, which issued a preliminary order suspending that law. On August 2, 2002, a decision on this matter was rendered in our favor by a lower court, but that decision remains subject to appeal. Despite the pending lawsuit, we continue to provide water and sewage services to Santos.

We are a party to several administrative proceedings with the Environmental Sanitation Technology Company (Companhia de Tecnologia de Saneamento Ambiental) seeking the imposition of penalties for environmental damages allegedly caused by us and other regulatory matters. We have not made any provisions for these proceedings.

On October 29, 2003, the Public Prosecution Office of the State of São Paulo on behalf of the people of the State of São Paulo, brought a civil public action in a trial court of the State of São Paulo (12a. Vara da Fazenda Pública do Estado de São Paulo) alleging that a transfer to us of ownership of the Alto Tietê System reservoirs from the State Department of Water and Energy would be illegal. In October 2004, the court ruled in favor of the Public Prosecution Office of the State of São Paulo, with respect to the illegality of the transfer of the reservoirs. In response, we filed an appeal which is pending final decision.

In December 1996, we filed a claim to collect payment due from the municipality of Diadema. In December 2005, the Court of Justice of the State of São Paulo ruled in our favor. This legal proceeding was followed by several other related legal proceedings, some of which are currently pending. A civil public action and an annulment action have been decided in our favor. On October 11, 2006, the municipality of Diadema appealed againts the decision and on November 21, 2006 a decision was published allowing us to present our response to the appeal. We filed our response on December 6, 2006.

We entered into a settlement agreement with the municipality of Mauá at the time the concession was terminated in which Mauá agreed to make the payments owed to us in connection with the return of water and sewage treatment facilities. However, to date Mauá has not yet made any payments to us under the settlement agreement. We filed a claim against Mauá in December 1996 and a decision was issued in February 2005 by the lower court requiring Mauá to pay us the amount of R$153.2 million. The municipality of Mauá and SAMA–Saneamento Básico do Município de Mauá appealed this decision. The appeal is pending final decision by the Court of Justice of the State of São Paulo. On July 4, 2006 the judgement was converted into investigation to clarify the amount related to the indemnity. The technical expert has not yet testified before the court to clarify the value of the indemnity. Based on our internal legal counsel opinion, our management still believes that we have the legal right to receive the amount related to the indemnity and we continue to monitor the status of these legal proceedings.

We are a party to a substantial number of other legal proceedings, in addition to the lawsuits and administrative proceedings discussed above, in the normal course of our business. These legal proceedings include personal injury and property damage cases, environmental proceedings, challenges to our ability to cease rendering water and sewage services upon default by our customers and a range of other matters. We have not established provisions with respect to these other legal proceedings.

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual shareholders’ meeting, the board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. For purposes of Brazilian Corporate Law, net profits are defined as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits. In accordance with Brazilian Corporate Law, the amounts available for dividend distribution are the amounts equal to our net profits less any amounts allocated from such net profits to:

  the legal reserve; and

  retained earnings for investment reserve.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. On December 31, 2006, the balance of our legal reserve was R$254.2 million, which was equal to 7.6% of our paid-in capital.

Brazilian Corporate Law also provides for two discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the mandatorily distributable amount exceeds the sum of realized net profits in a given year, such excess may be allocated to an unrealized revenue reserve. Under Brazilian Corporate Law, realized net profits is defined as the amount of net profits that exceeds the net positive result of equity adjustments and profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

Under Brazilian Corporate Law, any company may, as a term in its by-laws, create a discretionary reserve. By-laws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve. We may also allocate a portion of our net profits for discretionary appropriations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by shareholders. Under Law No. 10,313 of October 3, 2001, capital budgets for more than one year must be revised at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. At December 31, 2006, we had an investment reserve of R$2,826.4 million.

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the Brazilian Corporate Law Method.

The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net profits and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with the Brazilian Corporate Law Method.

Mandatory Distribution

Brazilian Corporate Law generally requires that the by-laws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distributable amount. Under our by-laws, the mandatory distributable amount has been fixed at an amount equal to not less than 25% of the amounts available for distribution, to the extent amounts are available for distribution.

The mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share. Brazilian Corporate Law, however, permits a publicly held company, such as Sabesp, to suspend the mandatory distribution of dividends if the board of directors and the conselho fiscal report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The suspension is subject to approval of holders of common shares. In this case, the board of directors must file a justification for such suspension with the Brazilian securities commission. Profits not distributed by virtue of the suspension mentioned above shall be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial condition of such company permits such payments.

Payment of Dividends

We are required by Brazilian Corporate Law and by our by-laws to hold an annual shareholders’ meeting by the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on the financial statements prepared for the relevant fiscal year. Under Brazilian Corporate Law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments as described under “— Record of Dividend Payments and Interest Attributed to Shareholders’ Equity”) in respect of its shares, after which the amount of the unclaimed dividends reverts to us. The depositary will set the currency exchange date to be used for payments to ADS holders as soon as practicable upon receipt of those payments from Sabesp.

Our by-laws do not permit us to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester.

In general, shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying our ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, which is the registered owner on the records of their registrar for our common shares. Our current registrar is Banco Itaú S.A. The depositary electronically registers the common shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to these shares eligible to be remitted outside Brazil. See “Item 10.D. Additional Information—Exchange Controls.”

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. See “Item 10.D. Additional Information—Exchange Controls.” Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to December 31, 1995. See “Item 10.E. Additional Information—Taxation.”

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

  50% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; and

  50% of retained earnings. Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% or 25% if the beneficiary is resident in a tax haven. See “Item 10.E.Additional Information—Taxation.” The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distributable amount. Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory distributable amount. When we distribute interest on shareholders’ equity, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply. All payments to date were accounted for as part of the mandatory distribution.

The following table sets forth the distributions out of net income that we made or will make to our shareholders in respect of our 2004, 2005 and 2006 net income. All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Distributions out of net income

			Payment		Aggregate
	Net	Payment	per 1,000	Payment	amount	Pay-out
Year ended December 31,	income(1)	Dates	shares	per ADS	distributed(1)	ratio(2)

	R$		R$	R$	R$	%
2004	513.0	(3)	5.37	1.34	152.9	29.8
2005	865.6	(4)	12.23	3.06	348.2	40.2
2006	778.9	(5)	9.51	2.38	270.8	34.8
_______________
(1)	In millions of reais.
(2)	Represents distributions divided by net income.
(3)	June 28, 2005.
(4)	June 26, 2006.
(5)	June 29, 2006.

On April 28, June 23, October 20 and December 15, 2005, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$38.2 million, R$66.8 million, R$85.2 million and R$158.1 million respectively, to be paid within 60 days after our 2006 shareholders’ meeting. On April 20 and December 14, 2006, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$129.6 million and R$141.2 million, respectively. The payments of interest on shareholders’ equity declared in 2006 began being made on June 29, 2007.

Dividend Policy

We intend to declare and pay dividends and/or interest on shareholders’ equity, as required by Brazilian Corporate Law and our by-laws. Our board of directors may approve the distribution of interest on shareholders’ equity, calculated based on our semiannual or quarterly financial statements. The declaration of dividends is annual, including dividends in excess of the mandatory distribution, and requires approval by the vote of the majority of the holders of our common shares. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders. Within the context of our tax planning, we may in the future continue determining that it is to our benefit to distribute interest on shareholders’ equity.

8.B. Significant Changes

We are not aware of any significant changes bearing upon our financial condition since the date of the consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Market Price of Common Shares

Our common shares are traded on the São Paulo Stock Exchange under the symbol “SBSP3”. As of December 31, 2006, we had 1,862 registered holders of common shares.

On April 30, 2007, our shareholders approved a reverse stock split of 125 common shares into one common share.

The table below sets forth, for the periods indicated, the reported high and low closing sale prices in reais for common shares on the São Paulo Stock Exchange. The table also sets forth prices per ADS assuming that ADSs had been outstanding on all such dates and translated into U.S. dollars at the commercial market rate for the sale of U.S. dollars for each of the respective dates of such quotations. In addition, the table sets forth the average daily trading volume for our common shares. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below.

	Reais per 1,000		U.S. dollar equivalent		Average daily trading
	common shares		per ADS		volume (in lots of

					1,000 common
	Low	High	Low	High	shares)

2002:	74.00	152.00	4.77	16.33	39,657
2003:	74.60	168.00	5.21	14.29	50,002
2004:	115.82	182.00	10.10	16.24	51,359
2005:
First quarter	125.10	163.90	11.57	15.39	68,844
Second quarter	121.41	153.99	11.60	15.91	43,222
Third quarter	131.01	158.50	13.49	17.36	56,375
Fourth quarter	138.31	160.00	15.65	17.00	48,371
2006:
First quarter	154.80	191.00	17.10	21.98	54,056
Second quarter	174.00	219.02	19.04	26.53	62,225
Third quarter	196.00	259.98	22.14	29.89	54,545
Fourth quarter	250.01	308.49	29.24	35.94	38,664
2007:
January	258.99	296.37	30.04	34.72	51,332
February	283.00	302.00	33.53	36.19	56,524
March	272.00	299.00	32.51	35.16	43,040
April	270.00	285.10	32.96	35.19	36,132
May	274.01	327.00	33.80	41.99	42,021
June *	37.21	44.49	38.32	46.72	426,786

*	After June 4, 2007 our common shares have been traded considering the reverse stock split.

Share prices for the most recent six months are as follows:

		Reais per
		1000
		common
		shares

	Low	High

December 2006	256.75	308.49
January 2007	258.99	296.37
February 2007	283.00	302.00
March 2007	272.00	299.00
April 2007	270.00	285.10
May 2007	274.01	327.00
June 2007 *	37.21	44.49

*	After June 4, 2007 our common shares have been traded considering the reverse split.

Our common shares have been listed on the São Paulo Stock Exchange since June 4, 1997 and since April 24, 2002 our common shares have been included on the Novo Mercado segment of that Exchange. Prior to June 4, 1997, our common shares were traded on Sociedade Operadora do Mercado de Acesso (SOMA), an over-the-counter market in Brazil.

Market Price of ADSs

Our American Depositary Shares, or ADSs, each of which represent 2 of our common shares, as of the date of the filing of this annual report, are listed on the New York Stock Exchange under the symbol “SBS”. Prior to June 8, 2007, each ADS represented 250 of our common shares. Our ADSs began trading on the New York Stock Exchange on May 10, 2002 in connection with the initial offering of our equity securities in the United States. We did not receive any of the proceeds from this sale.

The table below sets forth, for the periods indicated, the reported high and low closing prices for our ADSs on the New York Stock Exchange.

	Price in U.S. dollars per ADS

			Average daily
	Low	High	trading volume

2002:
Second quarter (commencing May 10)	8.60	11.80	186,311
Third quarter	4.75	8.80	42,784
Fourth quarter	4.65	6.45	25,098
2003:
First quarter	5.29	7.80	17,014
Second quarter	6.33	10.05	30,020
Third quarter	8.20	11.90	83,056
Fourth quarter	10.92	14.47	69,912
2004:
First quarter	11.21	16.07	116,077
Second quarter	9.24	13.45	73,830
Third quarter	10.55	12.35	45,982
Fourth quarter	10.00	14.97	271,470
2005:
First quarter	11.73	15.10	235,987
Second quarter	11.76	15.99	142,430
Third quarter	13.60	17.44	260,919
Fourth quarter	15.65	17.32	201,740
2006:
First quarter	17.21	22.01	419,783
Second quarter	18.96	26.63	345,676
Third quarter	22.04	30.10	265,682
Fourth quarter	29.19	35.35	254,846
2007:
January	29.15	34.72	435,752
February	33.55	36.11	304,103
March	31.95	35.55	290,202
April	32.99	35.37	181,016
May	33.71	42.00	323,585
June	37.75	46.26	427,028

9.B. Plan of Distribution

Not applicale.

9.C. Markets

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

The São Paulo Stock Exchange has an electronic trading system that conducts trading from 10:00 a.m. to 5:00 p.m.. The São Paulo Stock Exchange also permits trading from 5:30 p.m. to 7:00 p.m., on a differentiated trading time called the “after market”. Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. There are no specialists or officially recognized market makers for our shares.

In order to better control volatility, the São Paulo Stock Exchange adopted a “circuit breaker” pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever its main index (the Index of the São Paulo Stock Exchange or “BOVESPA”) fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. As of December 31, 2006, the aggregate market capitalization of the 394 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$722.6 billion and the 10 largest companies listed on the São Paulo Stock Exchange represented approximately 51.3% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2006, we accounted for approximately 1% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a “non-Brazilian holder”) is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the Brazilian securities commission. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “Item 10.E Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

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

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and Brazilian Corporate Law, each as amended and supplemented, and by regulations issued by the Brazilian securities commission, which has regulatory authority over the stock exchanges and securities markets generally, the National Monetary Council, and by the Central Bank, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and criminal penalties for insider trading and price manipulation. They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges. Nevertheless, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets.

Under Brazilian Corporate Law, a company is either public (companhia aberta), such as we are, or closely held (companhia fechada). All public companies, including us, are registered with the Brazilian securities commission and are subject to reporting requirements. A company registered with the Brazilian securities commission may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Our common shares are listed and traded on the São Paulo Stock Exchange and may be traded privately subject to some limitations.

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

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the common shares underlying the ADSs must, on behalf of the depositary for our ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges ADSs for common shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless the holder obtains a new registration. See “Item 10.D Additional Information—Exchange Controls.”

9.D. Selling Shareholders

Not applicale.

9.E. Dilution

Not applicale.

9.F. Expenses of the Issue

Not applicale.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicale.

10.B. Memorandum and Articles of Association

The following is a summary of the material terms of our common shares, including related provisions of our by-laws and Brazilian Corporate Law. This description is qualified by reference to our by-laws and to Brazilian law.

Corporate Purposes

We are a mixed capital company duly organized under the laws of Brazil with unlimited duration. We have the legal status of a sociedade de economia mista, a mixed capital company with limited liability, operating under Brazilian Corporate Law. As set forth in Article 2 of our by-laws, our corporate purpose is to plan, execute, operate and market basic sanitation services and their connected benefits throughout the territory of the State of São Paulo. Since March 2006, we are also authorized to provide such services in all national territory and abroad.

Description of Common Shares

General

Each common share entitles the holder thereof to one vote at our annual and special shareholders’ meetings. Brazilian Corporate Law requires that all our shareholders’ meetings be called by publication of a notice in the Diário Oficial do Estado de São Paulo, the official government publication of the State of São Paulo, and in a newspaper of general circulation in our principal place of business, currently the City of São Paulo, at least fifteen days prior to the meeting. In addition, the Brazilian Securities Commission may also require the first call for a shareholders’ meeting to be up to 30 days before such shareholders’ meeting. The quorum to hold shareholders’ meetings on first call is generally 25% of the shares entitled to vote and on second call the meetings can be held with the presence of any number of the shares entitled to vote.

Under Brazilian Corporate Law, our common shares are entitled to dividends or other distributions made in respect of our common shares in proportion to their share of the amount available for the dividend or distribution. See “Item 8.A Financial Information—Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon any liquidation of Sabesp, our common shares are entitled to return of capital in proportion to their share of our net worth.

In principle, a change in shareholder rights of shareholders, such as the reduction of the compulsory minimum dividend, is subject to a favorable vote of the shareholders representing at least one half of our voting shares. Under some circumstances that may result in a change in the rights of shareholders, such as the creation of preferred shares, Brazilian Corporate Law requires the approval of a majority of the shareholders who would be adversely affected by the change present in a special meeting called for such reason. Brazilian Corporate Law specifies other circumstances where the dissenting shareholder may also have appraisal rights.

According to Brazilian Corporate Law, neither a company’s by-laws nor actions taken at a general meeting of shareholders may deprive a shareholder of some specific rights, such as:

  the right to participate in the distribution of profits;

  the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

  the right to supervise the management of the corporate business as specified in Brazilian Corporate Law;

  the right to preemptive rights in the event of a subscription of shares, debentures convertible into shares or subscription bonuses (except in some specific circumstances under Brazilian law); and

  the right to withdraw from the company in the cases specified in Brazilian Corporate Law.

Pursuant to Brazilian Corporate Law and our by-laws, each of our common shares carries the right to one vote at a general meeting of shareholders. Sabesp may not restrain or deny that right without the consent of the holders of a majority of the shares affected.

Neither Brazilian Corporate Law nor our by-laws expressly addresses:

  staggered terms for directors;

  cumulative voting, except as described below; or

  measures that could prevent a takeover attempt.

However, under the laws of the State of São Paulo and our by-laws, the State is required to own at least a majority of our outstanding common shares.

According to Brazilian Corporate Law, shareholders representing at least one-tenth of the voting capital may request that a multiple voting procedure be adopted to entitle each share to as many votes as there are board members and to give each shareholder the right to vote cumulatively for only one candidate or to distribute their votes among several candidates. Pursuant to Brazilian Corporate Law, shareholder action must be taken at a shareholders meeting duly called and not by written consent.

Preemptive Rights

Each of our shareholders has a general preemptive right to subscribe for shares or securities convertible into shares in any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our share capital. A period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into shares is allowed for exercise of the right, and the right is negotiable. Under Brazilian Corporate Law, we may amend our by-laws to eliminate preemptive rights or to reduce the exercise period in connection with a public offering of shares or an exchange offer made to acquire another company. Currently our by-laws provide our shareholders with preemptive rights with respect to any offering.

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or of common shares, would, except under circumstances described above, have preemptive rights to subscribe for any class of our newly issued shares. However, an ADS holder may not be able to exercise the preemptive rights relating to the common shares underlying his or her ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Common Shares and ADSs—A holder might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.”

Redemption and Rights of Withdrawal

Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest. This right of withdrawal may be exercised by dissenting shareholders of Sabesp in the event that at least half of all voting shares outstanding authorize us:

  to create preferred shares;

  to reduce the mandatory distribution of dividends;

  to merge into another company or to consolidate with another company, subject to the conditions set forth in Brazilian Corporate Law;

  to participate in a centralized group of companies as defined under Brazilian Corporate Law and subject to the conditions set forth therein;

  to change our corporate purpose;

  to split up, subject to the conditions set forth in Brazilian Corporate Law;

  to transform into another type of company;

  to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of such company, known as incorporação de ações; or

  to acquire control of another company at a price which exceeds the limits set forth in Brazilian Corporate Law.

The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting that approved the corporate actions described above. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability. Brazilian Corporate Law allows companies to redeem their shares at their economic value, subject to the provisions of their by-laws and certain other requirements. Our by-laws currently do not provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to Brazilian Corporate Law would be made based on the book value per share, determined on the basis of the last balance sheet approved by the shareholders. However, if a shareholders’ meeting giving rise to redemption rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such shareholders’ meeting.

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

Arbitration

In connection with our listing with the Novo Mercado, we, our controlling shareholders, directors and officers have undertaken to refer to arbitration any and all disputes or controversies arising out of the Novo Mercado rules or any other corporate matters. See “Item 9.C. The Offer and Listing—Markets.” Under our by-laws, any disputes among us, our shareholders and our management with respect to the application of Novo Mercado rules, Brazilian Corporate Law, the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the BOVESPA Arbitration Rules in the BOVESPA Arbitration Chamber. Any disputes among shareholders, including holders of ADSs, and disputes between us and shareholders, including holders of ADSs, will also be submitted to arbitration.

Options

There are currently no outstanding options to purchase any of our common shares.

Directors’ Powers

Although our by-laws contain no specific provisions regarding a director or executive officer’s power to vote on a proposal, arrangement or contract in which that director has a material interest, under Brazilian Corporate Law, a director or an executive officer is prohibited from voting in any meeting or with respect to any transaction in which that director or executive officer has a conflict of interest with the company and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. In any case, a director or an executive officer may not transact any business with the company, including any borrowing, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties.

Under our by-laws our shareholders are responsible for establishing the compensation we pay to the members of our board of directors and the executive officers.

Pursuant to Brazilian Corporate Law, each member of our board of directors must be a shareholder of Sabesp and, pursuant to our by-laws, a resident of Brazil. Our by-laws do not establish any mandatory retirement age limits.

See also “Item 6.A. Directors and Senior Management.”

10.C. Material Contracts

For a description of the material contracts entered into by Sabesp and the State, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with the State of São Paulo—Agreements with the State.”

10.D. Exchange Controls

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

Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the Brazilian securities commission. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the Brazilian securities commission, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will or as a consequence of the de-listing of the relevant shares from a stock exchange and the cancellation of the registration with the Brazilian securities commission.

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

See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Common Shares and ADSs—Investors who exchange ADSs for common shares may lose their ability to remit foreign currency abroad and to obtain Brazilian tax advantages” and “Item 10.E. Taxation—Brazilian Tax Considerations.”

10.E. Taxation

This summary contains a description of certain Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of common shares or ADSs by a holder.

The summary is based upon the tax laws of Brazil and the federal income tax laws of the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Holders of common shares or ADSs should consult their own tax advisors as to the Brazilian, U.S. or other tax consequences of the purchase, ownership and disposition of common shares or ADSs, including, in particular, the effect of any non-Brazilian, non-U.S., state or local tax laws.

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

  are exempt from income tax when assessed by a 2,689 holder and is not a tax haven holder; and

  are subject to income tax at a rate of 15% in any other case, including gains assessed by a non- Brazilian holder that (1) is not a 2,689 holder, or (2) is a 2,689 holder but is a tax haven holder. In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

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

Tax on Bank Account Transaction, or CPMF

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

In addition, according to section 4 of the Provisory Measure No. 281, dated February 15, 2006, which is currently in effect, the CPMF rate is reduced to zero on withdrawals from bank accounts used to buy common shares in a public offering, provided that (1) the public offering is registered with the CVM and (2) the issuer is listed on the Brazilian stock exchange. In order for the effects of this Provisory Measure to become permanent, it must be converted into law pursuant to the applicable legal procedures.

Taxation of Foreign Exchange Transactions, or IOF/Câmbio

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

Tax on Bonds and Securities Transactions, or IOF/Títulos

The IOF/Títulos may be imposed on any transactions involving bonds and securities, including those carried out on Brazilian futures and commodities stock exchanges. As a general rule, the rate of this tax for transactions involving common shares or ADSs is currently zero, although the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

United States Tax Considerations

The summary discussion below is applicable to you only if you are a U.S. holder that is not domiciled in Brazil (or domiciled or resident in a tax haven jurisdiction) for purposes of Brazilian taxation and, in the case of a holder of common shares, that has registered its investment in common shares with the Central Bank as a U.S. dollar investment. A U.S. holder is a beneficial owner of a common share or ADS that, for U.S. federal income tax purposes, is:

  a citizen or resident of the United States;

  a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

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

Except where noted, this summary deals only with common shares or ADSs held as capital assets and does not deal with special situations, such as those of banks, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, insurance companies, real estate investment trusts, regulated investment companies, persons holding common shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, pass-through entities and investors in a pass-through entity, persons owning 10% or more of our voting stock, or persons whose “functional currency” is not the U.S. dollar. Furthermore, this discussion set forth under “United States Taxation” is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below possibly with retroactive effect. In addition, such summary is based, in part, upon representations made by the Depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

Taxation of Dividends

The gross amount of distributions paid to you (including amounts withheld by the Brazilian taxing authority, if any, and any payments of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be treated as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income may be included in your gross income as ordinary income when actually or constructively received by you, in the case of common shares, or when actually or constructively received by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. holders tax basis in the common shares or ADS, causing a reduction in the adjusted basis of our common shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized on a subsequent disposition of our common shares or ADSs), and thereafter, as capital gain recognized on a sale or exchange.

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

Certain dividends received by certain non-corporate U.S. Holders through taxable years beginning on or before 31 December 2010 are subject to a reduced maximum tax rate of 15% so long as (1) specified holding period requirements are met, (2) the U.S. Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) the company paying the dividend is a “qualified foreign corporation” and (4) the company is not a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”) in the year of distribution or the prior year. We do not believe that we were classified as a PFIC for our prior taxable year nor do we expect to be classified as a PFIC. We generally will be treated as a qualified foreign corporation with respect to our ADSs so long as the ADS remain listed on the New York Stock Exchange. Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares (to the extent not represented by ADSs) will be treated as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange. You should consult your own advisor about the application of this rate to dividends paid directly on common shares.

Subject to certain limitations, Brazilian withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against a U.S. holder’s United States federal income tax liability. Alternatively, at a U.S. holder’s election if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income. For purposes of calculating the foreign tax credit, dividends paid on our common shares will be treated as income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). Further, a U.S. holder that (q) has held common shares or ADSs for less than a specific minimum period during which it is not protected from risk of loss or (2) is obligated to make payments related to the dividends will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on common shares or ADSs. In addition, a U.S. holder that holds the shares in certain arrangements in which the U.S. holder’s expected economic profits are insubstantial may not be allowed a foreign tax credit for such foreign taxes. The rules governing the foreign tax credit are complex. You should consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Capital Gains

For United States federal income tax purposes, you generally will recognize taxable gain or loss on any sale, exchange or other disposition of a common share or ADS in an amount equal to the difference between the U.S. dollar value of the amount realized for the common share or ADS and your adjusted tax basis in the common share or ADS, determined in U.S. dollars. Such gain or loss will be capital gain or loss. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held our common shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, a U.S. holder may not be able to use the foreign tax credit arising from Brazilian tax imposed, if any, on the disposition of a common share or ADS unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Passive Foreign Investment Company Rules

Based upon our current and projected income, assets and activities, we do not expect the common shares or ADSs to be considered shares of a PFIC for our current fiscal year or for future fiscal years. However, because the determination of whether the common shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the common shares or ADSs will not be considered shares of a PFIC for any fiscal year. If the common shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC. If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not be “qualified dividend income” subject to preferential rates of U.S. federal income taxation. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the common shares or ADSs.

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

10.F. Dividends and Payments Agents

Not applicale.

10.G. Statements by Experts

Not applicale.

10.H. Documents on Display

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

Exchange Rate Risk

As of December 31, 2006 and 2005, approximately R$1,472.8 million and R$1,576.0 million, or 23.3% and 23.7%, respectively, of our debt obligations were denominated in foreign currencies (including debt pegged to baskets of foreign currencies). The basket of foreign currency-pegged debt consists primarily of our debt with the Inter-American Development Bank and the World Bank. As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations. For example, we estimate that the potential loss to us in connection with U.S. dollar-denominated debt that would have resulted as of December 31, 2006 and 2005 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar against the real would have been approximately (unaudited) R$14.7 million and R$15.8 million, respectively. Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately (unaudited) R$147.3 million and R$157.6 million as of December 31, 2006 and 2005, respectively. These estimates do not take into account that the changes in exchange rates comprising the baskets of foreign currencies often present variations different from the devaluation of the real in relation to the U.S. dollar.

The devaluation of the real in relation to the U.S. dollar and with the Inter-American Development Bank and World Bank basket of currencies, for the year ended December 31, 2006 were as follows:

	Year ended December 31,

	2006	2005

Devaluation (appreciation) of real in relation to:	(in percentages)
U.S. dollar	(9.5)	(13.4)
World Bank basket of currencies	3.42	9.52
Inter-American Development Bank basket of currencies	2.1	7.25

We have not utilized derivative financial instruments, although at times, we enter into forward exchange transactions and financial funding transactions in reais to mitigate foreign currency exposure.

As of December 31, 2006 and 2005, we had no short-term debt outstanding, other than the current portion of long-term debt.

Interest Rate Risk

As of December 31, 2006 and 2005, approximately R$2,598.8 million, or 53.3%, and R$2,726.7 million, or 53.6%, respectively, of our total debt outstanding balance denominated in reais, was based on variable rates of interest based on the Unidade Padrão de Referência—UPR (Reference Standard Unit), which is equal to the Taxa Referencial—TR (daily government interest rate). In addition, on December 31, 2006 and 2005, approximately R$1,041.4 million, or 21.5%, and R$1,116.4 million, or 21.9%, respectively, of our total debt denominated in reais was subject to interest rates based on the Certificado de Depósito Interbancário, or CDI, rate (benchmark interest rate set by the Brazilian interbank market on a daily basis). As of December 31, 2006 and 2005, R$849.4 million and R$901.8 million, respectively, of our foreign-currency denominated debt was based on the Inter-American Development Bank and the World Bank variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

As of December 31, 2006 and 2005, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the Inter-American Development Bank or World Bank variable rates. However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government. We invest these excess funds, which totaled R$248.1 million on December 31, 2006 and R$155.7 million on December 31, 2005, mainly in short-term instruments. As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn the CDI rate. In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$10.5 million (unaudited) and R$11.2 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities on December 31,2006 and 2005, respectively, had occurred. Consistent with these estimates, a hypothetical instantaneous and unfavorable 10%, or 1000 basis point, change in these interest rates would have resulted in losses of approximately R$104.1 million (unaudited) and R$116.6 million as of December 31, 2006 and 2005, respectively. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities. A homogeneous category is defined according to the currency in which financial liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the effect of interest rate fluctuation on these financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

The tables below provide information about our interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2006. For the foreign currency denominated obligations these amounts have been converted at the selling rates as of December 31, 2006, and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

	As of December 31, 2006

	Expected maturity date

							Average
							annual
	2007	2008	2009	2010	After 2010	Total	interest rate

	(in millions, except percentages)
Assets:
Time deposits denominated
in reais	248.1	0	0	0	0	248.1

Total assets	248.1	0	0	0	0	248.1

Liabilities:
Long-term debt:
Floating rate, denominated in reais
indexed by TR or UPR	282.6	289.7	313.5	340.0	1,389.7	2,615.5	10.59%
Floating rate, denominated in reais
indexed by TJLP	32.5	31.8	31.6	31.5	59.5	186.9	4.00%
Floating rate, denominated in reais
indexed by IGPM	94	0	203.1	298.4	359.8	955.3	15.13%
Floating rate, denominated in reais
indexed by CDI	323.2	67.5	617.5	67.5	20.6	1,096.3	14.68%
Floating rate, denominated in U.S.
dollars	79.6	66.1	66.1	66.1	580.2	858.1	4.66%
Floating rate, denominated in Euro	0	0	0	0	0	0
Fixed rate, denominated in
U.S. dollars	40.5	215.6	5.9	5.9	346.7	614.6	8.51%
Total long-term debt	852.4	670.7	1,237.7	809.4	2,756.5	6,326.7

The percentage of our debt subject to fixed and floating interest rates is as follows:

	On December 31,

	2006	2005

Floating rate debt:
Denominated in U.S. dollars	13.56%	13.70%
Denominated in Euro	0	0.05%
Denominated in reais	76.72%	76.25%

Fixed rate debt:
Denominated in U.S. dollars	9.72%	10.00%
Total	100.0%	100.00%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

    ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

    ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

    ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. We maintain disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) that are designed to ensure that information required to be disclosed by us in the reports that we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, to allow timely decisions regarding required disclosures. Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer and Investor Relations Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2006, the end of the period covered by this annual report. Based on this evaluation, which included consideration of the material weaknesses described below and our inability to file this annual report within the statutory time period, our management, including our Chief Executive Officer and our Chief Financial Officer and Investor Relations Officer, has concluded that as of December 31, 2006, our disclosure controls and procedures were not effective.

In light of the material weaknesses, we performed additional analysis and other post-closing procedures to ensure that our financial statements have been prepared in accordance with accounting principles generally accepted in Brazil and in the United States. Accordingly, we believe that the financial statements included in this annual report fairly present, in all material respects, our financial position, results of operations and cash flows for the period presented.

Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as defined in Rules 13a-15 (f) under the U.S. Securities Exchange Act of 1934.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, and effected by the Company’s board of directors, audit committee, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of th e Com pany are b eing made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. During our management’s assessment of the Company’s internal control over financial reporting described above, our management identified the following material weaknesses in internal control over financial reporting as of December 31, 2006:

1. Ineffective controls related to the reconciliation and monitoring of the balance of the Unidentified Collections (Unapplied Cash Receipts) account, included as part of Customer Accounts Receivable. As a result of this control deficiency, the Company identified the need to adjust the balance of this account in the amount of R$93,758 thousand for the year ended December 31, 2006.

2. Ineffective controls to ensure the timely and accurate transfer of amounts from the construction-in-progress account to the corresponding accounts for property, plant and equipment, as well as the timely commencement of recorded depreciation expense associated with capital assets placed in service. This control deficiency resulted in audit adjustments to the financial statements for the year ended December 31, 2006.

Because of the material weaknesses described above, management concluded that as of December 31, 2006, we did not maintain effective internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework” issued by COSO.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent registered public accounting firm, whose report is included herein.

Changes in internal control over financial reporting. There have been improvements in our internal control over financial reporting as of December 31, 2006. Our management adjusted the current controls and implemented other controls that reinforced our internal control structure and guaranteed a substantial improvement in the effectiveness of the financial statements such as the Code of Ethics, the Whistleblowing hotline, the updating of the Procedure for the Establishment of Responsibilities, the restructuring of the internal auditing body, and the reviewing of procedures through the introduction of a system for checking approvals.

To address the identified material weaknesses noted above, subsequent to December 31, 2006, we have begun to implement a remediation program, including the establishment of additional controls intended to strengthen internal controls over financial reporting in general, and specifically to address the identified material weaknesses.

Plans to Remediate the Material Weaknesses.

Specifically to address the material weaknesses described above, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, has been actively engaged in the implementation of remediation efforts.

Major initiatives include:

1.	to implement more stringent policies and procedures for our processes over accounting reconciliation;

2.	to perform an extensive study and a reconciliation of the balance of the Unidentified Collections (Unapplied Cash Receipts) account, included as part of Customer Accounts Receivable;

3.
to introduce a review by an independent department to ensure the timely and accurate transfer of amounts from the construction-in-progress account to the corresponding accounts for property, plant and equipment;

4.	to automate certain controls that are currently performed manually;

5.	to perform a month-end review and closing processes as well as to provide additional oversight and supervision within the accounting department;

6.
to promote programs that provide ongoing training and professional education as well as development plans for the accounting department and to improve internal communications procedures throughout the company.

The action plan described above has been submitted and approved by our audit committee.

All of this work is being conducted by a group designed specifically to address the internal control issues related to the reconciliation of the balance of the Unidentified Collections account and the timely and accurate transfer of amounts from the construction-in-progress account to the corresponding accounts for property, plant and equipment.

Our management will review progress on these activities on a consistent and ongoing basis at the chief executive officer level, across the senior management team. An assessment report will be presented to our audit committee by the end of the third quarter of 2007. Our management also plans to take additional steps to elevate our awareness and communications of these important issues through formal channels such as meetings and training.

Our management believes that these actions will generally strengthen our disclosure controls and procedures, as well as our internal control over financial reporting, and will address the material weaknesses that we identified in its internal control over financial reporting as of December 31, 2006.

  ITEM 16

16.A. Audit Committee Financial Expert

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

16.B. Code of Ethics

We have adopted a code of business conduct and ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of business conduct and ethics, called Code of Ethics and Conduct, applies to all employees of Sabesp, including directors, principal executive officer, principal financial officer and principal accounting officer. Our Code of Ethics and Conduct is available on our web site at http://www.sabesp.com.br under “Information to shareholders” and “Corporate Governance”. If we amend the provisions of our Code of Ethics and Conduct, or if we grant any waiver of such provisions, we will disclose the amendment or waiver on our web site at the same address.

16.C. Principal Accountant Fees and Services

Deloitte Touche Tohmatsu Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2004, 2005 and 2006 appearing in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered to us by Deloitte Touche Tohmatsu Auditores Independentes in 2004, 2005 and 2006.

	2004	2005	2006
	(in thousands of R$)	(in thousands of R$)	(in thousands of R$)

Audit Fees(1)	793	370	1,548
Audit-related Fees(2)	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—

Total	793	370	1,548

_______________
(1)	Audit Fees are the fees billed by Deloitte Touche Tohmatsu Auditores Independentes for the fiscal year 2003, for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial and tax accounting, and reporting standards; internal control reviews; review of security controls and operational effectiveness of systems; and employee benefit plan audits.

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

During 2004, 2005 and 2006, Deloitte Touche Tohmatsu did not provide non-audit services to us.

16.D. Exemptions from the Listing Standards for Audit Committees

We are in full compliance with the listing standards for audit committee pursuant to Exchange Act Rule 10A-3. For a further discussion of our fiscal council and the audit committee exemption, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

PART III

    ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

    ITEM 18. FINANCIAL STATEMENTS

The following financial statements, together with the Report of Independent Registered Public Accounting Firms, are filed as part of this annual report:

ITEM 19.EXHIBITS

Item	Description
1.1	By-laws of the Registrant (English translation) (incorporated by reference to the June 22, 2007 Form 6- K).
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

4.7
First Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated March 22, 2004. (English Translation) (incorporated by reference to Exhibit 4.7 to the June 28, 2004 Form 20-F).

Item	Description
12.1	Certification of Gesner José de Oliveira Filho, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Gesner José de Oliveira Filho, Chief Executive Officer, pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.
13.2	Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investors Relations Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.
15.1	Management’s report dated June 29, 2007, on the effectiveness of our internal control over financial reporting as of December 31, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA DE SANEAMENTO BÁSICO DO
ESTADO DE SÃO PAULO-SABESP

/s/GESNER JOSÉ DE OLIVEIRA FILHO
By:	Name:	Gesner José de Oliveira Filho
	Title:	Chief Executive Officer

/s/RUI DE BRITTO ÁLVARES AFFONSO
By:	Name:	Rui de Britto Álvares Affonso
	Title:	Chief Financial Officer and
Investor Relations Officer

Date: June 29, 2007

Companhia de Saneamento

Básico do Estado de São Paulo –

SABESP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Management of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP

We have audited management’s assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Companhia de Saneamento Básico do Estado de São Paulo - SABESP (a Brazilian Corporation hereinafter referred to as the “Company”) did not maintain effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

Ineffective controls related to the reconciliation and monitoring of the balance of the Unidentified Collections (Unapplied Cash Receipts) account, included as part of Customer Accounts Receivable. As a result of this control deficiency, the Companyidentified the need to adjust the balance of this account in the amount of R$93,758 thousand for the year ended December 31, 2006; and

Ineffective controls to ensure the timely and accurate transfer of amounts from the construction-in-progress account to the corresponding accounts for property, plant and equipment, as well the timely commencement of recorded depreciation expense associated with capital assets placed in service. This control deficiency resulted in audit adjustments to the annual financial statements for the year ended December 31, 2006.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the balance sheet as of December 31, 2006, and the related statements of income, shareholders’ equity and changes in financial position as of and for the year ended December 31, 2006 of the Company, and this report does not affect our report on such financial statements.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements as of and for the year ended December 31, 2006 of the Company and our report dated June 29, 2007 expressed an unqualified opinion on those financial statements, containing explanatory paragraphs concerning (1) the Company’s negotiations with the State of São Paulo Government regarding the reimbursement of the amounts for supplementary retirement and pension paid by the Company and the future flow of these payments to be reimbursed by the State of São Paulo Government; (2) how the Company´s application of accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America; (3) the Company’s restatement of restatement of its presentation of cash and cash equivalents as prepared in accordance with U.S. GAAP for the years ended December 31, 2005 and 2004; and (4) the Company’s adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R) effective December 31, 2006.

/s/ Deloitte Touche Tohmatsu
Auditores Independentes

June 29, 2007
São Paulo, Brazil.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP

We have audited the accompanying balance sheets of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (a Brazilian Corporation hereinafter referred to as the “Company”) as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2006 and 2005, and the results of its operations, changes in shareholders’ equity and changes in its financial position for each of the three years in the period ended December 31, 2006, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected results of operations for each of the three years in the period ended December 31, 2006 and the determination of shareholders’ equity as of December 31, 2006 and 2005, to the extent summarized in Note 23 to the financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The statements of cash flows for each of the three years in the period ended December 31, 2006 are presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As mentioned in Note 6, the Company is negotiating with the State of São Paulo Government the reimbursement of the amounts for supplementary retirement and pension paid by the Company and the future flow of these payments to be reimbursed by the State of São Paulo Government.

As discussed in Note 28, the Company has restated its presentation of cash and cash equivalents as prepared in accordance with U.S. GAAP for the years ended December 31, 2005 and 2004.

As mentioned in Note 23(i), the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R) effective December 31, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report, dated June 29, 2007, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses.

/s/ Deloitte Touche Tohmatsu
Auditores Independentes

June 29, 2007
São Paulo, Brazil.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

(In thousands of Brazilian reais – R$)

Assets	2006	2005

Current assets
Cash and cash equivalents (note 4)	328,206	280,173
Customer accounts receivable, net (note 5)	1,111,289	1,069,098
Receivable from shareholder, net (note 6)	367,864	292,507
Inventories	48,889	36,070
Taxes Recoverable	31,582	853
Other current assets	24,124	23,170
Deferred taxes (note 11)	7,078	23,515

Total current assets	1,919,032	1,725,386

Non current assets
Long-term assets
Customer accounts receivable, net (note 5)	296,562	263,356
Receivable from shareholder, net (note 6)	863,467	800,594
Indemnities receivable (note 7)	148,794	148,794
Escrow deposits	33,835	23,857
Other assets	52,238	32,920
Deferred taxes (note 11)	342,654	298,820
Investments	720	740
Property, plant and equipment, net (note 8)	13,837,498	13,613,581
Intangible assets (note 9 (a))	495,118	502,518
Deferred charges	10,035	20,531

Total non current assets	16,080,921	15,705,711

Total Assets	17,999,953	17,431,097

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

(In thousands of Brazilian reais – R$)

Liabilities and Shareholders’ Equity	2006	2005

Current liabilities
Accounts payable to suppliers and contractors	144,167	77,781
Loans and financing (note 10)	852,475	759,013
Accrued payroll and related charges	177,705	117,289
Taxes payable (note 12)	105,552	106,131
Deferred taxes (note 11)	76,359	70,893
Interest on shareholders’ equity (16 (c))	511,519	409,725
Provisions for contingencies (note 15)	2,294	28,520
Services Received	152,953	107,660
Other current liabilities	78,912	85,746

	2,101,936	1,762,758
Non Current
Long-term liabilities
Loans and financing (note 10)	5,474,254	5,905,208
Taxes payable (note 12)	230,440	256,114
Deferred taxes (note 11)	146,901	133,443
Provisions for contingencies (note 15)	655,258	579,808
Accrued pension obligation (note 13)	321,212	276,558
Other liabilities	51,470	34,660

	6,879,535	7,185,791
Shareholders’ equity (note 16)
Paid-in capital	3,403,688	3,403,688
Capital reserve	106,690	78,820
Revaluation reserve	2,427,499	2,529,771
Profit reserves	3,080,605	2,470,269

	9,018,482	8,482,548

Total Liabilities & Shareholders’ Equity	17,999,953	17,431,097

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais – R$, except for earnings per share)

	2006	2005	2004

GROSS REVENUE FROM SALES AND SERVICES
(Note 19)	5,984,012	5,356,326	4,642,491
Gross Revenue Deductions	(456,679)	(402,963)	(245,419)

Net revenue from sales and services	5,527,333	4,953,363	4,397,072
Cost of sales and services (note 20)	(2,616,764)	(2,376,375)	(2,253,380)

GROSS PROFIT	2,910,569	2,576,988	2,143,692

OPERATING EXPENSES (Note 20)
Selling expenses	(719,185)	(537,831)	(502,520)
Administrative expenses	(387,407)	(349,584)	(313,557)

OPERATING INCOME BEFORE FINANCIAL AND
FOREIGN EXCHANGE RESULTS, NET	1,803,977	1,689,573	1,327,615
Financial expenses, net (note 20)	(658,863)	(758,275)	(683,072)
Foreign Exchange Result, net (note 20)	95,598	311,271	179,366

OPERATING PROFIT	1,240,712	1,242,569	823,909

NON OPERATING INCOME (EXPENSES)
Income	7,810	9,456	5,391
Expenses	(58,717)	(34,877)	(39,313)

	(50,907)	(25,421)	(33,922)

INCOME BEFORE TAXES ON INCOME	1,189,805	1,217,148	789,987
Income and social contribution taxes (note 11)
Current	(383,123)	(343,426)	(250,609)
Deferred	7,345	27,047	8,772

INCOME BEFORE EXTRAORDINARY ITEM	814,027	900,769	548,150
Extraordinary item, net of income and
social contribution taxes (note 13(b))	(35,122)	(35,122)	(35,122)

NET INCOME	778,905	865,647	513,028

Earnings per thousand shares outstanding at year end in R$	27.35	30.40	18.01

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais – R$)

	Paid in	Capital	Revaluation	Profit reserves		Retained

	capital	reserve	reserve	Legal	Investment	earnings	Total

BALANCES AS OF
JANUARY 1, 2004	3,403,688	50,739	2,723,720	146,340	1,252,456	-	7,576,943

Donations		14,552					14,552
Realization of revaluation
reserve			(104,500)			104,500	-
Net income						513,028	513,028
Allocation of income:
Legal reserve				25,651		(25,651)	-
Interest on shareholders’
equity						(152,935)	(152,935)
Investment reserve					438,942	(438,942)	-

BALANCES AS OF
DECEMBER 31, 2004	3,403,688	65,291	2,619,220	171,991	1,691,398	-	7,951,588

Donations (note 16 (d))		13,529					13,529
Realization of revaluation
reserve (note 8 (h))			(89,449)			89,449	-
Net income						865,647	865,647
Allocation of income:
Legal reserve (note 16 (c))				43,282		(43,282)	-
Interest on shareholders’
equity (note 16 (c))						(348,216)	(348,216)
Investment reserve (note 16
(e))					563,598	(563,598)	-
BALANCES AS OF

DECEMBER 31, 2005	3,403,688	78,820	2,529,771	215,273	2,254,996	-	8,482,548

Donations (note 16 (d))		27,870					27,870
Realization of revaluation
reserve (note 8 (h))			(102,272)			102,272	-
Net income						778,905	778,905
Allocation of income:
Legal reserve (note 16 (c))				38,946		(38,946)	-
Interest on shareholders’
equity (note 16 (c))						(270,841)	(270,841)
Investment reserve (note 16
(e))					571,390	(571,390)	-

BALANCES AS OF
DECEMBER 31, 2006	3,403,688	106,690	2,427,499	254,219	2,826,386	-	9,018,482

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	2006	2005	2004

SOURCES OF FUNDS
From operations:
Net income	778,905	865,647	513,028
Items not affecting working capital
Bad debt expense – Long term accounts receivable	102,025	137,639	76,870
Depreciation and amortization	642,171	595,981	598,911
Investments write-off	20	4,360	-
Write-off of property, plant and equipment	54,350	19,051	34,616
Write-off of deferred assets	5,195	6,700	-
Monetary variations on long-term items	(11,521)	(19,597)	(38,548)
Reversal of provision for losses with escrow deposits, net	(4,421)	-	-
Provisions for contingencies	75,450	119,577	75,660
Other provisions	7,504	-	-
Provision for pension obligation	44,654	54,382	76,636
Interests and monetary and foreign exchange variation on non current liabilities:
Loans and financing	15,733	(143,210)	8,656
Taxes payable	15,151	21,761	25,018
Deferred income and social contribution taxes:
In long-term assets	(43,834)	(41,549)	(34,467)
In long-term liabilities	13,458	3,388	8,938

Total from operations	1,694,840	1,624,130	1,345,318

From third parties:
Transfers from non-current assets to current assets	394,738	328,548	278,700
Increase in non current liabilities:
Loans and financings funding	706,774	1,153,479	780,722
Other increases	9,306	-	12,226
Increase in property, plant and equipment by donations – work aid	27,870	13,529	14,552

Total from third parties	1,138,688	1,495,556	1,086,200

Decrease in working capital	145,532	-	356,265
Total sources	2,979,060	3,119,686	2,787,783

USES OF FUNDS
Increase in long-term assets	606,197	504,482	495,807
Capitalized amounts – property, plant and equipment	22,118	24,417	18,225
Decrease in non current liabilities	-	58,028	-
In non current assets
Property, plant and equipment	892,318	673,489	575,079
Intangible	12,630	4,748	25,824
Deferred charges	2,789	106	444
In non current liabilities
Transfers from non current liabilities to current liabilities:
Loans and financing	858,532	634,487	1,484,575
Taxes and contributions	40,824	37,986	34,894
Anticipated settlement of loans and financings	272,811	-
Interest on shareholders’ equity	270,841	348,216	152,935
Increase in working capital	-	833,727	-
Total uses	2,979,060	3,119,686	2,787,783

Current assets
At end of year	1,919,032	1,725,386	1,229,790
At beginning of year	1,725,386	1,229,790	1,217,165

Variation in current assets	193,646	495,596	12,625

Current liabilities
At end of year	2,101,936	1,762,758	2,100,889
At beginning of year	1,762,758	2,100,889	1,731,999

Variation in current liabilities	339,178	(338,131)	368,890

Increase (decrease) in working capital	(145,532)	833,727	(356,265)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	2006	2005	2004

SUMMARY

SOURCES
From operations	1,694,840	1,624,130	1,345,318
From third parties	1,138,688	1,495,556	1,086,200
Decrease in working capital	145,532	-	356,265

Total sources	2,979,060	3,119,686	2,787,783

USES
Increase in non current assets	606,197	504,482	495,807
Capitalized amounts – property, plant and equipment	22,118	24,417	18,225
Decrease in non current liabilities	-	58,028	-
In property, plant and equipment, deferred assets and intangible	907,737	678,343	601,347
Transfers from non current liabilities to current liabilities	899,356	672,473	1,519,469
Anticipated settlement of loans and financings	272,811	-	-
Shareholders - Interests on shareholders’ equity	270,841	348,216	152,935
Increase in working capital	-	833,727

TOTAL USES	2,979,060	3,119,686	2,787,783

For 2006 the Company has chosen to enhance the model of its Statements of Change in Financial Position, presenting the increase in working capital as uses and the decrease in working capital as sources.

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
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

The Company’s shares are listed on the São Paulo Stock Exchange (“BOVESPA”) in the “New Market” segment since April, 2002, and on the New York Stock Exchange - NYSE, in the form of ADRs (American Depositary Receipts) since May, 2002.

The Company provides water and sewage services in 367 municipalities in the State of São Paulo, nearly all of which are through concessions granted by the municipalities, most of them initially contracted for a 30-years term. The 120 (one hundred twenty) concession contracts that expired until December 31, 2006 are in process of negotiation. In 2007, 53 (fifty three) contracts are going to expire, 150 (one hundred fifty) contracts between 2008 and 2034 and the remaining without determined term. Management expects that the referred concessions will be renewed or extended, thus there will not be a discontinuity of the water supply and sewage collection. The net book value of property, plant and equipment items relating to the municipalities where the concessions are under negotiation or will expire in 2007 totals R$ 1.94 billion, and the net revenue for the year ended December 31, 2006 totals R$ 796 million in relation to these concessions.

The Company does not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for 56,8% of the sales and services rendered. In Santos, a municipality located in the Santos Coastal Area, which also has a significant population, the Company operates under a public deed of authorization, like in some other municipalities in the Santos Coastal Area and in the Ribeira Valley, where the Company started operating after the merger of companies that formed SABESP.

On January 5, 2007 Law 11,445 was enacted establishing the regulatory framework of basic sanitation, with the national guidelines and the fundamental principles to the rendering of services, like the social control, the transparency, the command integration of the sanitation infrastructures, the management of hydric resources, as well as the command for the articulation of the industry with the public policies of urban and regional development, housing, combat and irradication of poverty, promotion of health and environmental protection, among other related ones. The regulatory framework seeks also the improvement of life quality with efficiency and the economic sustainability, allowing the adoption of gradual and progressive solutions coherent to the user’s payment capacity.

As benefits to the Company, the law:

  Clarifies the conditions for the trasitoriety of the services, changing article 42 of the Concessions Act to determine to the Conceding Power to perform evaluations, surveys and payment of indemnification prior to the reversal of assets, a validity condition to the subsequent municipal acts;
  Significantly reduces the possibility of success in the judicial measures adopted for the resume of services in a sudden way and without indemnification;

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Aims the improvement of the achievement of public interests related to the environment and it favors the state planning of the services without disregarding the local peculiarities, considering the need of the Municipalities to present sanitation plans, compatible with the plans of the hydrographic basins; and
  Imposes the indication of the regulating entity and the publishing of regulatory rules that allow more clarity and efficiency in the inspection of services, as well as the providing itself, safeguarding and compatibilizing the different interests of the customer and the contracting parties.

In general, the Company does not face any competition in the municipalities in which it provides water and sewage services, and management believes that in those municipalities the Company has an exclusive right to provide such services.

All information about the concession area, number of municipalities, volume of water and sewage and other related data disclosed in this report that do not arise from the accounting and/or financial statements are not examined by the independent auditors.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

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

BR CL provided a simplified methodology for accounting for the effects of inflation through 1995. This method consisted of restating permanent assets (property, plant and equipment, investments and deferred charges) and shareholders’ equity accounts using indices mandated by the Brazilian Federal Government. The net effect of these restatements was credited or charged to the statement of income.

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

These financial statements include the modifications introduced by the following accounting normative rules: (i) Accounting Rules and Procedures 27 (NPC 27 - Presentation and Disclosure), issued by the Brazilian Institute of Accountants - Ibracon, on October 3, 2005, approved by the CVM Resolution n. 488, on the same date, and (ii) NPC 22 - Provisions, Liabilities, Contingent Liabilities and Assets, issued by Ibracon, on October 3, 2005, approved by the CVM Resolution n. 489, on the same date. In the financial statements refering to the year ended December 31, 2005, presented for comparative purposes, some reclassifications have been made in order to conform them to the mentioned resolutions, and to allow users the comparability to the current period. The main changes resulting from the application of these resolutions were the following:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Presentation of the group “Non-Current” in assets and liabilities,
  Presentation of the account “Intangible” classified in the group “Non current assets”, and
  Reclassification of escrow deposits, previously classified in assets, to liabilities, as a reduction of the account “provision for contingencies”, where applicable.

The financial statements for the year ended December 31, 2005 were reclassified for better presentation and comparability maintenance, as well as the respective impact to the Statement of Changes in Financial Position, cash flow and value added statement, when applicable, as described below:

-
Previoulsy classified as escrow deposits as non-current assets, the amount of R$ 4,069 was classified as a reduction of the provisions for contingencies in current liabilities and provision for contingencies in non-current liabilities, in the amounts of R$ 3,037 and R$ 1,032, respectively.

-	Previously classified as accounts receivable from private customers, the amount of R$ 126,151 was reclassified to the account transactions with related parties.
-	Refundable amounts previously classified as other liabilities, in non-current liabilities, in the amount of R$ 73,829 were reclassified to the account other current liabilities as current liabilities.
-	Taxes recoverable in the amount of R$ 853, previously classified in other accounts receivable in current assets, were reclassified to the account taxes recoverable in current assets.
-	Services received, previously classified as other current liabilities in current liabilities, in the amount of R$ 107,660, were reclassified to the account services received in current liabilities.
-	Previously classified as costs of sales and services provided, the amount of R$ 14,046 was reclassified to administrative expenses.
-	Previously classified as selling expenses, the amount of R$ 32 was reclassified to administrative expenses.

3. SIGNIFICANT ACCOUNTING PRACTICES

The Company’s accounting practices, which are based on the accrual concept, comply with the Corporate Law but differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). See Note 23 for further discussion of the differences between BR CL and US GAAP and the reconciliation of shareholders’ equity and net income between BR CL and US GAAP. Additional disclosure has been included in the notes to the financial statements to comply with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) for foreign registrants.

(a)	Revenues from sales and services

Revenues from water and sewage services are recognized as water is consumed or as services are provided. Revenues from water and sewer services rendered, but not billed, are recorded as unbilled customer accounts receivable based on monthly estimates, in order to match such revenue with costs incurred.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

In the fiscal year ended December 31, 2004, revenue was recorded net of customer discounts relating to the Program for Consumption Reduction Incentive Program (see Note 19).

(b)	Marketing costs

Marketing costs are generally recorded in administrative expenses. Marketing costs were R$ 11,895, R$ 17,861 and R$31,615 for the years ended on December 31, 2006, 2005 and 2004, respectively. No marketing costs were deferred at December 31, 2006, 2005 and 2004.

(c) Financial income and expenses

Financial income and expense are primarily comprised of interest, monetary and exchange variations on loans and financing, contingencies, accounts receivable and financial investments, and are calculated and reported on the accrual basis of accounting.

(d) Income tax and social contribution

Income and social contribution taxes (a federally mandated tax based on income) are accrued on taxable results.

Income tax is calculated at the rate of 15%, plus a 10% surtax, and social contribution at the rate of 9%. Those rates are reported on an accrual basis.

Deferred taxes are calculated based on taxable or dedutible amounts in future years and are recognized to the extent that realization is believed to be probable.

As permitted by the “CVM”, the Company opted not to recognize the deferred income and social contribution taxes on the revaluation reserve of property, plant and equipment recorded up to 1991.

(e) Other income and expenses

Other income and expenses are recorded on an accrual basis.

(f) Cash and cash equivalents

Cash and cash equivalents comprise primarily bank deposits and financial investments and are carried at cost plus accrued interest, if applicable. Financial investments denominated in Reais have a ready market, and are mostly represented by Bank Deposit Certificates - CDB’s in 2006 and by Financial Investment Funds - “FIF’s” in 2005 and 2004. The Company is required by law to invest excess cash with financial institutions controlled by the State Government (see note 6).

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The Company does not record allowance for doubtful accounts for any amounts due to it by the State Government or entities controlled by the State Government, since it does not expect to incur in losses from such balances.

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

(j) Property, plant & equipment

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

The revaluation of property, plant and equipment items, carried out in two separate stages in 1990 and 1991, was based on an appraisal report issued by independent experts. The referred revaluation was recorded with a corresponding credit to the “Revaluation Reserve” account in Shareholder’s Equity, and is realized through depreciation, sale, and disposal of the respective assets, with a corresponding entry to “Retained Earnings”.

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

Depreciation

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Depreciation of property, plant and equipment, is recorded using the straight-line method based on the estimated useful lives of the underlying assets. The principal depreciation rates are detailed in Note 8.

Capitalization of interest

Consistent with the requirements of accounting regulations for Brazilian utility companies, up to 1985, interest was capitalized at 12% per annum on construction-in-progress. Interest capitalized which exceeded interest expense on loans obtained to finance construction-in-progress was recorded in a capital reserve directly in shareholders' equity. Up to 1995, BR CL did not require the capitalization of interest costs incurred during the construction period as part of the cost of the related property, plant and equipment. However, as permitted by the Brazilian Water and Sewage Plan (Plano Nacional de Saneamento Básico - PLANASA), the Company capitalized interest on construction in progress through 1988. No interest was capitalized from 1989 to 1995. Interest was again capitalized beginning in 1996, following changes in the CVM requirements in 1996. Beginning in 1999, the Company has capitalized indexation charges on the real - denominated loans and financing and the foreign exchange effects on foreign currency loans and financing. The Company capitalizes interest incurred on borrowings to the extent that borrowings do not exceed construction-in-progress, which is recorded as a reduction of interest expense.

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

(k) Concessions

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(l) Deferred Assets

Deferred charges are comprised primarily of deferred project costs and technical studies, wich are being amortized using the straight-line method over 5 years from the date when benefits start to be generated.

(m) Loans and Financing

Loans and financing are adjusted by indexation charges and foreign exchange variations and include accruals for related interest expenses up to closing date. Loans and financing denominated in foreign currencies are translated to reais using the exchange rate in effect at the balance sheet date. The resulting foreign currency exchange adjustments are recognized as incurred in financial income (expense), net.

(n) Salaries and payroll charges

Salaries and other payroll charges, including provisions for vacation pay, 13th salary and complementary payments agreed upon through collective bargaining agreements, added by the corresponding payroll charges, are recorded on an accrual basis.

(o) Provision for Contingencies

Provisions for contingencies are recorded at the estimated amounts to cover potential losses related to labor, tax, civil, commercial, environmental and other claims and lawsuits, at administrative and court levels, when such losses are considered probable by the Company’s legal advisors and are estimateable by management.

Provisions for contingencies balances are being disclosed net of the related escrow deposits for 2006 and 2005.

(p) Environmental costs

Costs relating to ongoing environmental programs are expensed, as incurred. Ongoing programs are designed to minimize the environmental impact of operations and to manage the environmental risks inherent to the Company’s activities. Provisions for contingent losses related to environmental claims are recorded when they are considered to be probable and reasonably estimated by Management.

(q) Pension obligation

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

(r) Interest on shareholders’ equity

Brazilian corporations are permitted to deduct for tax purposes interest on shareholders’ equity, which is a distribution similar to a dividend. For financial reporting purposes, interest on shareholders’ equity is recorded as a deduction directly from unappropriated retained earnings. This interest has been recorded in accordance with Law 9249/95, for tax deductibility purposes, limited to the daily pro-rata variation of the Long-Term Interest Rate (“TJLP”). Withholding taxes with respect to the payment of interest on shareholders’ equity is generally withheld and paid by the Company on behalf of shareholders (see note 16).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(s) Use of estimates

The preparation of financial statements requires management to make estimates based on certain assumptions that affect the reported amounts of assets and liabilities and the reported amounts or revenues and expenses for the reporting periods. Actual results could differ from those estimates.

(t) Earnings per share

Earnings per share is calculated based on the number of shares outstanding at the balance sheet date.

4. CASH AND CASH EQUIVALENTS

	2006	2005

Cash and banks	80,118	124,455
Financial investments	248,088	155,718

	328,206	280,173

5. CUSTOMER ACCOUNTS RECEIVABLE

The following summarizes customer accounts receivable balances at December 31:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	2006	2005

(a) Private-sector customers
General customers and special customers (i) (ii)	667,143	687,155
Agreements (iii)	179,353	142,139

	846,496	829,294
Government Entities:
Municipal	446,495	377,373
Federal	23,524	19,391
Agreements	85,909	59,408

	555,928	456,172
Wholesale customers - municipal authorities: (iv)
Guarulhos	340,534	294,035
Mauá	115,189	94,887
Mogi das Cruzes	4,139	4,145
Santo André	289,592	256,063
São Caetano do Sul	2,932	2,708
Diadema	85,620	76,054

Total wholesale customers - municipal authorities	838,006	727,892

Unbilled amounts	290,578	239,832
Subtotal	2,531,008	2,253,190
Allowance for doubtful accounts	(1,123,157)	(920,736)

Total	1,407,851	1,332,454

Current portion	1,111,289	1,069,098
Non current portion (v)	296,562	263,356

(i) General customers - residential and small and medium-sized businesses.

(ii) Special customers - large consumers, commercial industries, plants, condominiums and special billing consumers (industrial waste, wells, etc.)

(iii) Agreements - renegotiation of past due debts into installments, added by monetary variation and interests, with maturity dates between 6 and 12 months, except for agreements with municipal City Halls, with maturity dates up to 2011.

(iv) Wholesale customers - municipal authorities - Accounts receivable from wholesale customers relate to the wholesale of treated water to certain municipalities, which are responsible for distribution, billing and collection with the final customers, some of these municipalities judicially contest the tariffs charged by Sabesp and do not pay the amounts in dispute. Based on the collection history, these amounts are classified as non current assets, as demonstrated below:

	2006	2005

Balance in the beginning of year	727,892	632,244
Billings for services provided	265,298	241,126
Collections -current year services	(133,926)	(113,496)
Collections - prior years’ services	(21,258)	(31,982)

Balance at end of year	838,006	727,892

Current portion	16,170	13,092
Non current portion	821,836	714,800

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(v) The non current portion comprises past due and renegotiated accounts receivable with customers and past due amounts from the wholesale supply to municipal authorities, and it is recorded net of the allowance for doubtful accounts.

(b) Customer accounts receivable aging summary

	2006	2005

Current	705,863	669,917
Past due:
Up to 30 days	247,970	174,129
From 31 to 60 days	72,064	86,206
From 61 to 90 days	48,962	61,743
From 91 to 120 days	40,540	52,237
From 121 to 180 days	71,101	95,253
From 181 to 360 days	186,387	114,382
For more than 360 days	1,158,121	999,323

Total	2,531,008	2,253,190

(c) Allowance for doubtful accounts

(i) Changes in the allowance for doubtful accounts are as follows:

	2006	2005

Balance at beginning of year	920,736	759,640

Private-sector customers/government entities	87,160	23,457
Wholesale customers	115,261	137,639

Additions in the fiscal year	202,421	161,096

Balance at end of year	1,123,157	920,736

Current portion	501,500	401,104
Long-term portion	621,657	519,632

(ii) In the income

Bad debt included as part of selling expenses for the years ended December 31 was as follows:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	2006	2005	2004

Provisions (over five thousand reais)	(241,050)	(207,233)	(99,297)
Recoveries (over five thousand reais)	38,629	46,137	9,088
Direct write-offs (less than five thousand reais and
adjustment (e))	(289,191)	(177,138)	(205,261)
Recoveries (less than five thousand reais)	79,694	82,942	53,893

Total bad debt expenses (note 20)	(411,918)	(255,292)	(241,577)

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

The Company recorded direct charges for probable losses in accounts receivable incurred in 2006, in the amount of R$ 411,918, being R$ 115,739 (net of recoveries) written-off from accounts receivable (in 2005 - R$ 94,196), directly to the income for the year, recorded in “Selling Expenses”. These losses amounted to R$ 255,292 and R$ 241,577 in 2005 and in 2004, respectively.

Management believes that the allowance for doubtful accounts is sufficient to absorb probable losses in customer accounts receivable.

(d) Unbilled amounts

Unbilled amounts represent water and sewage services provided but not yet billed, which are estimated from the last measurement date to month-end based on prior month’s billings.

(e) Unidentified collections

In the process of analyzing and reconciliating the accounting balances related to the account “unidentified collections,” which belongs to the accounts receivable group, the Company identified the need to adjust the balance of this account in the amount of R$93,758. This amount results from differences accumulated in the course of the years. The adjustment was made in the statement of income for the year ended December 31, 2006 due to the impossibility to identify the period of the amounts that caused the accumulated differences.

6. TRANSACTIONS WITH RELATED PARTIES

The Company is party to a number of transactions with its majority shareholder, the State Government, and its related agencies.

(a) Receivable from Shareholder	2006	2005

Current:
Water and sewage services (i)	308,030	237,701
GESP Agreement (iii) (iv)	59,834	54,806

Total current	367,864	292,507

Long-term:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Water and sewage services - GESP Agreement	89,012	127,879
Reimbursement for pension benefits paid (ii)	774,455	672,715

Gross long-term receivable from shareholder	863,467	800,594
Total receivable from shareholder	1,231,331	1,093,101

Water and sewage services	456,876	420,386
Reimbursement for pension benefits	774,455	672,715

	1,231,331	1,093,101

Interest on Shareholders’ Equity	396,361	260,240

Operating Revenues
Gross revenue from sales and services
Water sales	175,124	161,798
Sewage services	146,074	134,313
Collections	(199,375)	(233,039)

Financial revenues	50,882	32,293

The Company does not record an allowance for doubtful accounts for any amounts due from the State government or entities controlled by the State Government, since it does not expect losses on such receivables.

(i) Water and sewage services

The Company provides water and sewage services to the State Government and its related agencies under terms and conditions that management believes are equal to those with third parties, except for the settlement of amounts outstanding, as described further below in items (iii) and (iv).

(ii) Reimbursement for pension and benefits paid.

Reimbursement for pension and benefits paid represents supplementary pension and leave benefit paid by the Company to former employees of State Government-owned companies which merged to form SABESP. These amounts should be reimbursed to the Company by the State Government, as the primary obligor, in conformity with Law No. 200/74. At December 31, 2006 and 2005, 2,670 and 2,761 retirees, respectively, received supplementary pension payments, for which the Company paid R$ 101,740 and R$ 96,388 at December 31, 2006 and 2005, respectively. There were 163 active employees at December 31, 2006, who will be entitled to such benefits at the time of their retirement, as compared to 189 at December 31, 2005.

(iii) GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State of São Paulo Government, through the State Department of Finance and the State Department of Water and Energy - “DAEE”, having the State Department of Water Resources, Sanitation and Works as intervening party, under which the State Government, by force of Law no 200/74, acknowledged to be responsible for the benefit arising out of supplementation of retirement and pension payments and agreed to pay amounts it owed to the

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Company in respect of water and sewage services. The value to date of the Agreement was R$ 678,830, of which R$ 320,623 refer to supplemental retirement and pension benefits in the period from March 1986 until November 2001, and R$ 358,207 refer to water supply and sewage collection services invoiced and due from 1985 until December 1, 2001. The agreement foresees the equalizing of the balance of our accounts receivable with the use of dividends, when applicable.

Considering the strategic importance of Taiacupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, for ensuring the volume of water of the Alto Tietê System to be maintained, it was agreed that DAEE would transfer these properties to the Company, with the fair value of these transferred assets used to reduce the amounts owed to the Company.

Under the December 2001 agreement, in July and August 2002, a State Government –owned construction company (Companhia Paulista de Obras e Serviços—CPOS), on behalf of the State, and an independent appraisal firm (ENGEVAL—Engenharia de Avaliações), on the Company’s behalf, presented their valuation reports relating to the reservoirs. Under the agreement, the arithmetic average of these appraisals is deemed the fair value of the reservoirs. The appraisals contained in these reports were in the amounts of R$ 335.8 million and R$ 341.2 million, respectively. Because the Company had already made investments in these reservoirs by then, the arithmetic average of the appraisals submitted to the Company’s Board of Directors for approval in August 2002 of R$ 300.9 million was net of a percentage corresponding to these investments. Our Board of Directors approved the valuation reports.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

The following summarizes activity with respect to amounts due from the State Government related to the reimbursement of pension and retirement benefits:

	December 31,

	2006	2005

Receivable from shareholder – reimbursement for
pension benefits paid:
Balance at beginning of the year	672,715	576,326
Payments made on behalf of State Government	101,740	96,389

Balance at end of the year	774,455	672,715

Management continues to believe that the amounts due from the State Government are collectible and does not expect to incur losses on these accounts receivable.

The balances for water and sewage services were included in the 1st amendment, as described below (iv).

(iv) First Amendment to GESP Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services through February 2004, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government against interest on shareholders’s equity declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

Under the terms of the Amendment, the State Government acknowledged amounts due to the Company for water and sewage services provided through February 2004, in the amount of R$ 581,779, including monetary adjustments based on the Reference Rate (“TR”) at the end of each fiscal year through February 2004. The Company acknowledged amounts due to the State Government with respect to interest on

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

shareholders’ equity of R$ 518,732, including (1) amounts declared and paid relationg to years prior to 2003 (R$ 126,967), (2) monetary adjustments on these amounts based on the annual change in the Consumer Prices Index (IPC/FIPE) through February 2004 (R$ 31,098); and (3) amounts declared and paid relating to 2003 (R$ 360,667).

The Company and the State Government have agreed to the reciprocal offset of R$ 404,889 (monetarily adjusted through February 2004). The remaining obligation of R$ 176,890 at February 29, 2004 will be payable in monthly installments from May 2005 through April 2009, which will be subject to monthly monetary adjustment at the Expanded Consumer Price Index (IPCA/IBGE), plus 0.5% .

In 2005 the offset of R$ 105,520 with interest on shareholders’ equity from 2003 occurred, as forecasted. In 2006, the Company received the amount of R$ 47,228 corresponding to the installments from January through October. On March 2007, the company received the amount of R$ 25,261 corresponding to the installments from November 2006 through March 2007.

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

Management believes that the amounts owed by the State Government shall be received and it is not estimated that losses will be incurred with such accounts receivable. Management continues its efforts to maintain in permanent basis the payments of the State with regards to the transactions between the parties.

(b) Cash and cash equivalents

The Company’s balance of cash and short-term investments accounts with financial institutions controlled by the State Government was R$ 287,999 and R$ 242,021 at December 31, 2006 and 2005, respectively. The financial income from such investments was R$ 50,882, R$ 32,293 and R$ 23,114 in fiscal years ended December 31, 2006, 2005 and 2004, respectively. The Company must, by force of State Decree, invest its excess resources together with financial institutions controlled by the State.

(c) Arrangements to use reservoirs

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The Company has the right to draw water from and release emissions into the reservoirs during a 30-year period which began in 1997. The Company capitalizes expenditures on the facilities constructed. The assets relating to the original reservoir project were placed in service in 1994 and 2002 and are being depreciated over the remaining term of the original 30 year period. The Company had recorded as part of property, plant and equipment R$ 55,660 and R$ 58,397 of amounts capitalized with respect to these agreements, net of accumulated depreciation, at December 31, 2006 and 2005, respectively.

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

7. INDEMNITIES RECEIVABLE

Indemnities Receivable is a non current asset representing amounts receivable from the municipalities of Diadema and Mauá as indemnification for the unilateral withdraw of the concessions of water and sewage services from the Company in 1995. On December 31, 2006 this asset amounted to R$ 148,794.

Under these concession agreements, the Company invested in the construction of water and sewage systems in those municipalities in order to meet its concession services commitments. Due to the unilateral termination of the concessions of Diadema and Mauá, the municipalities have assumed the responsibility to provide water and sewage services in those areas. At that moment, the Company reclassified the property, plant and equipment balances related to the impounded assets used in those municipalities to non current assets (indemnities receivable) and it has recorded non indemnifiable costs in order to reflect the assets by the recoverable amounts contractually estimated as indemnification by the Company before the competent authorities. The net book value of the property, plant and equipment items related to the municipality of Diadema, written-off for accounting purposes in December 1996, was R$ 75,231 and the indemnification balance and other credits receivable from the municipality was of R$ 62,876 on December 31, 2006. The net book value of the property, plant and equipment items related to the municipality of Mauá, written-off in the fiscal year 1999, was R$ 103,763, and the balance of indemnifications receivable from the municipality was R$ 85,918 on December 31, 2006.

The Company’s rights to the recovery of these amounts are being disputed by the municipalities and no amount has been received up to the date.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Sabesp filed judicial demands to collect the amounts due by the municipalities. With regards to Diadema, the first court level judge decided against Sabesp, against which there was an appeal in November 2000. On Deceber 1, 2005 a partial acceptance to Sabesp’s appeal was granted to declare the validity of the agreement entered into with the municipality of Diadema. On November 11, 2006 the City Hall filed special and extraordinary appeals, and on November 21, 2006 the decision allowing the Company to present its responses to the referred appeals was published, which has been done on December 6, 2006.

With regards to Mauá, a first court level decision was given requiring that the Municipality pay an amount of R$ 153.2 million as compensation for the loss of profits. This decision was appealed by Mauá on April 15, 2005 and it is still pending a decision by the Court of Justice. On July 4, 2006, the sentence was converted into a diligence comprised by an expert clarification about the amount attributed for indemnification purposes, which has not yet been provided by the expert.

Based on the legal counsel opinion, Management continues to affirm that the Company has legal right to receive the amounts corresponding to the indemnification and it continues to monitor the situation of the legal proceedings. However, the ultimate amounts to be received, if any, will most likely be subject to a final court decision. As such, actual amounts received could differ from those recorded.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

8. PROPERTY, PLANT AND EQUIPMENT

	December, 31

	2006	2005

In use:
Water systems:
Land	941,757	938,589
Buildings	2,717,073	2,660,875
Connections	833,600	800,544
Water meters	277,623	272,240
Networks	3,328,333	3,235,646
Equipment	265,552	246,893
Other	599,216	498,950

	8,963,154	8,653,737
Accumulated depreciation	(3,365,745)	(3,074,797)
Total water systems	5,597,409	5,578,940

Sewage system:
Land	346,471	352,080
Buildings	1,516,769	1,456,577
Connections	881,024	846,334
Networks	4,933,032	4,660,594
Equipment	436,444	500,449
Other	126,899	15,493

	8,240,639	7,831,527
Accumulated depreciation	(2,476,692)	(2,222,011)

Total sewage systems	5,763,947	5,609,516

General use:
Land	107,707	102,952
Buildings	133,705	120,853
Transportation equipment	136,129	133,433
Furniture, fixtures and equipment	310,122	280,097

	687,663	637,335
Accumulated depreciation	(407,012)	(368,534)

Total general use	280,651	268,801

Non Operational assets, net of accumulated
depreciation	26,478	31,832

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Subtotal	11,668,485	11,489,089

Construction in progress:
Water systems	708,097	683,094
Sewage systems	1,454,994	1,421,491

Other	5,922	19,907

	2,169,013	2,124,492

	13,837,498	13,613,581

The fixed assets represent the assets involved in the service providing of supply of water and collection of sewage in 352 municipalities. In the other municipalities, which were negotiated by financial economic appraisal, described in the item above, SABESP holds the possession of the assets.

In 2006, 120 (one hundred twenty) concession contracts expired, being that all of them are under negotiation. The net book value of the fixed assets in the Municipalities where the concessions are under negotiation (2006) or that will expire in 2007 amounts to R$ 1.94 billion.

In 2006, the depreciation costs of these municipalities were of R$ 122,785.

The concession contracts provide that the assets shall turn to the conceding power at the end of the term, either by means of indemnification by the residual amount or market value in accordance with the established in each agreement.

(a) Depreciations

Depreciation is calculated at the following annual rates: - buildings - 4%, networks - 2%, furniture, fixtures and equipment - 10%, water meters - 10%, vehicles - 20%, IT hardwares - 20%, residential connections- 5% and office furniture - 10%.

(b) Disposals of property, plant and equipment

The Company wrote-off property, plant and equipment in the amount of R$ 54,350, R$ 19,051 and R$ 34,616 in 2006, 2005 and 2004, respectively. Of these losses, R$ 21,348, R$ 9,879 and 26,034 in 2006, 2005 and 2004, respectively, were related to the obsolescence, theft or disposal of assets in use. The remaining balances of losses, of R$ 26,459, R$ 9,172 and R$ 8,582 were related to the write-off of construction in progress projects which were determined to be no longer economically feasible.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(c) Capitalization of interests and financial charges

The Company capitalized interests and monetary variation, including foreing currency exchange variation, to property, plant and equipment in the amount of R$ 5,784 for the year ended on December 31, 2006 (2005 - R$ 4,335), during the period in which the related assets were under construction.

(d) Construction in Progress

Construction in progress primarily related to new projects and operating improvements, are as follows:

	2006	2005

Water systems:
Networks and connections	227,360	238,122
Transmission	29,626	36,712
Water treatment	80,130	97,502
Sub-transmission	188,342	155,493
Production and storage	126,519	116,306
Other	56,120	38,959

Total water systems	708,097	683,094

Sewage systems:
Collection	1,133,958	1,139,045
Treatment	187,047	182,967
Others	133,989	99,479

Total sewage systems	1,454,994	1,421,491

Others	5,922	19,907

Total	2,169,013	2,124,492

Estimated disbursements relating to construction works already contracted are estimated to be approximately R$ 1,009 million for fiscal years from 2007 to 2012 (unaudited).

(e) Expropriations

Development of major water and sewage systems frequently requires the expropriation or establishment of rights of way through third-party properties. The owners of these properties are generally compensated either through negotiated settlements or judicial arbitration.

Disbursements to be effected as from fiscal year 2007 are estimated to be approximately R$ 467 million (unaudited), which will be paid out of Company funds. The related assets acquired as a result of these negotiations are recorded as property, plant and equipment when the expropriation is complete. In 2006, the amount referring to expropriations was R$ 8,385 (2005 - R$ 11,472).

(f) Assets in guarantee

At December 31, 2006 and 2005, the Company had assets in the amount of R$ 249,034 provided as guarantee under the Special Tax Debt Refinancing Program - PAES (Note 12).

Additionally, three of the Company’s real estate properties, in the amount of R$ 60,539, have been pledged as guarantee for financing together with the International Bank for Reconstruction and Development - Bird (note 10).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(g) Non-operating assets

The Company had R$ 26,478 at December 31, 2006 (2005 - R$ 31,832) referring to other non-operating assets given as free leases, comprised primarily of lands surrounding reservoirs.

(h) Revaluation

Property, plant and equipment items were revaluated in 1990 and 1991 and have been depreciated at annual rates which take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports that, as a rule, fall within the ranges of the above presented rates.

(i) Totally depreciated assets

On December 31, 2006 the gross accounting value of the totally depreciated assets which are still in use is R$ 426,659 (2005 - R$ 336,086).

9. INTANGIBLE ASSETS

(a) Concessions

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

The net disclosed amount refers to the assumption of the following municipalities:

Municipalities	Year ended December 31,

	2006	2005

Agudos	7,538	7,331
Bom Sucesso do Itararé	338	131
Campo Limpo Paulista	11,811	11,509
Conchas	2,250	2,171
Duartina	1,462	1,459
Estância de Serra Negra	13,255	11,423
Itapira	14,729	14,762
Itararé	5,554	5,508
Marabá Paulista	444	358
Miguelópolis	4,083	3,978
Osasco	269,068	260,013
Paraguaçu Paulista	14,166	13,966
Paulistânia	150	149

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Sandovalina	215	211
Santa Maria da Serra	1,090	885
São Bernardo do Campo	237,459	237,459
Várzea Paulista	11,999	11,668

Total	595,611	582,981

Less accumulated amortization	(100,493)	(80,463)

Concession assets, net	495,118	502,518

Amortization expense related to intangible concession rights was R$ 20,030, R$ 19,617 and R$ 18,259 for the years ended December 31, 2006, 2005 and 2004, respectively. Amortization expense for the next five years is estimated to be approximately R$ 20,000 per year.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

10 - LOANS AND FINANCING

	2006			2005

								Final
		Non			Non			Maturity		Adjustment
	Current	Current	Total	Current	Current	Total	Guarantees	Date	Annual interest rate	to inflation

In local currency:
Banco do Brasil							State of S. Paulo
	215,723	1,854,042	2,069,765	194,238	2,028,429	2,222,667	Government and Own Funds	2014	8.50%	UPR
Debentures 4th Issue	-	-	-	99,998	-	99,998		2006	CDI+1.2%	-
Debentures 5th Issue	46,038	-	46,038	148,917	148,917	297,834		2007	10.65%	IGP-M
Debentures 6th Issue	231,813	397,165	628,978	-	614,383	614,383		2010	CDI+1.75% / 11%	IGP-M
Debentures 7th Issue	-	304,350	304,350	-	300,516	300,516		2010	CDI+1.5% / 10.8%	IGP-M
									CDI+1.5% /
Debentures 8th Issue	-	709,815	709,815	-	696,594	696,594		2011	10.75%	IGP-M
Caixa Econômica Federal	49,648	477,628	527,276	42,938	459,919	502,857	Own Funds	2007/2022	5% to 9.5%	UPR
FIDC - Sabesp I	55,555	180,556	236,111	-	-	-	Own Funds	2011	CDI + 0.70%
Brazilian Economic and Social Development									3% + TJLP
Bank - BNDES	31,515	154,043	185,558	28,699	182,358	211,057	Own Funds	2013	LIMITE 6%
									12% / CDI /TJLP +
Other	2,791	23,136	25,927	2,505	24,308	26,813		2009/2011	6%	UPR
Accrued Interest and financial charges	99,252	20,891	120,143	115,554	-	115,554

	732,335	4,121,626	4,853,961	632,849	4,455,424	5,088,273

In foreign currency:
Eurobonus: US$ 238,052 thousand (2005 -US$
225,000 thousand)	-	508,955	508,955	-	526,658	526,658		2008/2016	12% / 7.5%	US$
										Currency
Interamerican Development Bank (IDB): US$										bsket var.
435,867 thousand (2005-US$ 435,451 thousand)	99,930	831,952	931,882	101,157	918,103	1,019,260	Federal Government	2007/2025	3.00% to 7.70%	+US$
International Bank for Reconstruction and										Currency
Development - BIRD (“World Bank”): US$ 2,223										bsket var.
thousand (2005-US$ 6,439 thousand)	4,752	-	4,752	10,049	5,023	15,072	Federal Government	2007	5.15%	+US$
JBIC - Yens 652,814	-	11,721	11,721	-	-	-	Federal Government	2029	1.8% / 2.5%	Yens
Société Générale: (2005-€ 1,020 thousand)	-	-	-	2,824	-	2,824	Federal Government	2006	4.04%	EUR
Accrued Interest and financial charges	15,458	-	15,458	12,134	-	12,134

	120,140	1,352,628	1,472,768	126,164	1,449,784	1,575,948

Total loans and financing	852,475	5,474,254	6,326,729	759,013	5,905,208	6,664,221

Exchange rate at December 31, 2006: US$ 2.1380; Yens 0.017954 - (2005 - US$ 2.3407; Euro 2.76905)
On December 31, 2006 the Company did not record any balances of short-term loans and financing.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

(b) Debentures

(i) 4th Issue

On April 1, 2001 the Company made a public placement of 30,000 non-convertible, registered, book-entry type, single series, non-renegotiable debentures, at the unit value of R$ 10, in an aggregate amount of R$ 300,000. The placement of these debentures in the local market occurred through an auction held on June 8, 2001 and the payment of the last installment occurred on December 15, 2006.

(ii) 5th Issue

On April 1, 2002 the Company made a public placement for the 5th issue of simple, book-entry, registered, unsecured, non-convertible debentures, with face value of R$ 10. The amount of the 2nd issue is monthly changed, due to its characteristics, in accordance with the indenture.

40,000 debentures were issued, distributed in two series, as follows:

	1st Series	2nd Series
Placement date	05/16/2002	05/16/2002
Number	31,372	8,628
Face value of Issue	R$ 313,720	R$ 86,280
Original yield	CDI + 1.85% per year	IGP-M + 13.25% per year
Interest payments	Quarterly, except for last installment on	Annual, except for last installment in
	03/01/2007	03/01/2007
	3 installments on 04/01/2005,	3 installments on 04/01/2005,
Amortization	04/01/2006 and 03/01/2007	04/01/2006 and 03/01/2007

The interest rates for the two series were renegotiated for the last time in April 2005, whereby the rate for the 1st Series was changed from CDI + 2.0% per year to CDI + 1.1% per year, and the rate for the 2nd Series was changed from IGPM + 12.7% per year to IGPM + 10.65% per year, in effect until the agreement conclusion.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Interest expense was R$ 10,991, R$ 45,015 and R$ 54,376 in 2006, 2005 and 2004, respectively relating to the 1st Series, and R$ 6,089, R$ 11,584 and R$ 16,641, respectively, relating to the 2nd Series. The remaining accrued interest balance of R$ 3,571 (2005 - R$ 7,032 and 2004 – R$ 12,328) relating to the 2nd Series is recorded under “Loans and financing”, in current liabilities.

On April 19, 2006, the Company made the anticipated settlement of the 5th issue of debentures, 1st series which maturity was scheduled for March 2007, through the use of part of the resources obtained from the funding of the Investment Fund in Credit Rights Sabesp I - FIDC, in the amount of R$ 106,373.

(iii) 6th Issue

On September 17, 2004, the Company registered with the CVM a securities program in the total amount of R$ 1,500,000. As part of such program, on September 1, 2004 the Company issued 600,000 debentures, distributed in three series, without renegotiation with face value of R$ 1, totaling R$ 600,000. The date of the financial settlement of the transaction was September 21, 2004 for the 1st series, and September 22, 2004, for the 2nd and 3rd series.

The debentures were placed on the market as follows:

	Amount	Adjustment	Interest	Interest payment	Amortization	Maturity date

1st Series	231,813	-	CDI+1.75% p.a.	Semiannual	Single payment	Sep/2007
2nd Series	188,267	IGP-M	11%	Annual	Single payment	Sep/2009
3rd Series	179,920	IGP-M	11%	Annual	Single payment	Sep/2010

Interest expense was R$ 38,054, R$ 46,481 and R$ 13,484 in 2006, 2005 and 2004, respectively, relating to the 1st series; R$ 21,932, R$ 21,420 and R$ 6,757, respectively, relating to the 2nd series, and R$ 20,960 and R$ 20,470, respectively, relating to the 3rd series. Remaining accrued interest balances to be paid in the amount of R$ 10,974 (2005 - R$ 14,837 and 2004 - R$ 13,484) for the 1st series; R$ 6,841 (2005 - R$ 6,757 and 2004 - R$ 6,757) for the 2nd series, and R$ 6,538 (2005 - R$ 6,458 and 2004 – R$ 6,457) for the 3rd series. Such amounts are recorded under “Loans and financing” in current liabilities.

(iv) 7th Issue of Debentures

Within the program registered together with the CVM on September 17, 2004, the Company issued, in March 1, 2005, 300,000 debentures distributed into two series, without renegotiation, at the par value of R$ 1, totaling R$ 300,000. The date of the financial settlement was March 14, 2005.

The debentures were placed in the market as follows:

	Amount	Adjustment	Interests	Interest Payment	Amortization	Maturity Date

1st series	200,000	-	CDI + 1.5%p.a.	Semiannual	Single payment	Mar/2009
2nd series	100,000	IGP-M	10.80%	Annual	Single payment	Mar/2010

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Interest expense was R$ 32,305 and R$ 33,378 in 2006 and 2005, respectively, relating to the 1st series; and R$ 11,162 and R$ 9,013, respectively, relating to the 2nd series. Remaining accrued interest balances to be paid, in the amount of R$ 9,304 (2005 - R$ 12,631) for the 1st series and R$ 9,218 (2005 - R$ 9,013) for the 2nd series, are recorded under “Loans and financing” in current liabilities.

(v) 8th Issue of Debentures

In completion to the program registered at the CVM on September 17, 2004 the Company issued, on June 1st, 2005, 700,000 debentures, using the option to increase the quantity of debentures allowed up to 20%, according to the paragraph 2 of article 14 of the CVM inscription nr. 400/03, distributed in two series, without renegotiation, at par value of R$ 1, amounting to R$ 700,000. The settlement date of the financial operation was June 24, 2005. The amount received has been destined to the settlement of the Eurobonds contract (note 10 (f(i))).

The debentures were placed in the market as follows:

	Amount	Adjustment	Interests	Interest Payment	Amortization	Maturity Date

1st series	350,000	-	CDI+1.5% p.a.	Semiannual	Single payment	Jun/2009
2nd series	350,000	IGP-M	10.75% p.a.	Annual	Single payment	Jun/2011

Interest expense was R$ 56,385 and R$ 41,028 in 2006 and 2005, respectively, relating to the 1st series, and R$ 37,953 and R$ 21,420, respectively, relating to the 2nd series. Remaining accrued interest balances to be paid, in the amount of R$ 3,668 (2005 - R$ 5,341) for the 1st series, and R$ 21,773 (2005 - R$ 21,420) for the 2nd Series, are recorded under “Loans and financing” in current liabilities.

Financial covenants of the 6th, 7th and 8th issue of debentures

  Adjusted current ratio (current assets divided by current liabilities, excluding from the current liabilities the short-term portion of the long-term debts undertaken by the Company) over 1.0.
  EBITDA/Financial Expenses equal to or less than 1.5.
  Non-compliance with these obligations will not be evidenced unless if recorded in quarterly financial statements, for at least two consecutive quarters, or for two non-consecutive quarters within a period of twelve months.

(c) Caixa Econômica Federal

Pro-Sanitation Program

(i) Water and sewage agreements

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

From 1996 through 2004, the Company entered into several loan agreements under Pro-Sanitation Program, with a view to expanding and improving the water supply and sewage systems of several municipalities of the State of São Paulo and of the City of São Paulo. The loans are collateralized by collections of the daily billings from water supply and sewage services up to the total amount of the debt.

Contractually established repayment terms range from 120 to 180 months, from the date the related projects become operational.

The balance at December 31, 2006 is R$ 506,221 (2005 - R$ 482,984), being the amount to use from these contracts of R$ 463,851.

Contract charges are as follows:

Contract executed in:

	1996	1997	1998 - 2004

Interest rates	9.5% p.a.	6.5% to 8.0% p.a.	6.5% to 8.0% p.a.
In the grace period:
Risk fee	1.0% on disbursed	1.0% on disbursed	0.6% p.a. or 2% p.a. on
	amount	amount	outstanding balance
Management fee	0.12% p.m. on	2.0% p.a. on	1.0% p.a. on
	contract value	disbursed value	disbursed value or 2%
p.a. on outstanding
balance for agreements
executed in 2003-2004.

In the repayment stage:
Management fee	Difference between	1.0% p.a. on	1.0% p.a. on
calculation of
installment
	at the rate of 10.5%	outstanding balance	outstanding balance
p.a.
less rate of 9.5%
p.a.

(ii)	Pro-sanitation Program - “Pró-Sanear”

In 1997 and 1998 contracts were signed under the Pro-Sanitation - “Pró-Sanear” program for the improvement of water and sewage services in several municipalities of the Metropolitan Region of São Paulo, with the participation of the communities receiving the services. The loans are collateralized by collections of the billings from water supply and sewage services up to the total amount of the debt. Contractually established repayment terms are 180 months from the date the related projects become operational. Outstanding loan balances at December 31, 2006 and 2005 were R$ 21,055 (2005 - R$ 19,873), being the amount available for use from these loans for projects already in progress of R$ 10,885.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Applicable financial charges:

Interest rate - 5.0% p.a.

Management fee (Grace period) - 2.0% p.a. on outstanding balance Management fee (amortization stage) - 1.0% p.a. on outstanding balance Risk fee (grace period) - 1.0% on disbursement

Financial covenants:

  Under the Performance Improvement Agreement, goals are set for financial indexes (operating margin, personnel expense margin and revenue evasion index) and operating indexes which, based on the previous 2 years, are semiannually projected for the next 2 years.

(d) BNDES

Agreement 01.2.619.3.1 - Executed in August 2002, in the total amount of R$ 60,000, with the purpose of financing part of the Company’s counterparty in the performance of the Tietê River Depolluting Project - Stage II, object also of loan agreement no. 1212/OC - BR, with the Interamerican Development Bank - IDB. The related project is in the execution stage and the outstanding balance at December 31, 2006 was R$ 46,389 (2005 - R$ 52,735).

Onlending agreement 10/669.748 -6, in the total amount of R$ 180,000, distributed among the financial agents in the following proportions:

Agent	Amount

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Unibanco - União de Bancos Brasileiros S.A.	60,000
Banco BBA Creditanstalt S.A.	51,000
Banco Alfa de Investimento S.A.	39,000
Banco Itaú S.A.	30,000

Total	180,000

The related project is in the execution stage, the total amount disbursed at December 31, 2006 the outstanding balance was R$ 139,169 (R$ 158,322 in 2005). The onlending agreement funds are passed on from BNDES to the financial agents, and by the agents to the Company. The onlending agreement has the same purpose as the agreement entered into between BNDES and the Company, and the charges and amortization terms are equal for both, being::

Interest - Long-Term Interest Rate TJLP limited to 6% p.a., plus a spread of 3% per annum, payable quarterly during the grace period, and monthly in the repayment period.

The portion of the TJLP that exceeds 6% p.a. shall be incorporated into the outstanding balance.

Monthly principal repayments began in September 2005, with final maturity in February 2013.

The agreements are collateralized by part of the revenue from water and sewage services.

Financial covenants:

  Adjusted current ratio: over 1.0;
  EBITDA / ROL: equal or higher than 38%;
  Total connections (water and sewage) / own employees: equal to or higher than 520;
  EBITDA / Debt Service: equal to or higher than 1.5;
  Shareholders’ Equity / Total Liabilities: equal to or higher than 0.8.

(e) FIDC

On March 23, 2006 a single series of senior quotas and 26 (twenty six) subordinated quotas were issued, kept in deposit account in name of their respective holders, with unit value at the date of issuance corresponding to R$500,000 (five hundred thousand reais). The senior quotas are being amortized in 54 (fifty four) monthly installments, beginning on October 2006 and with final maturity in 2011. On December 31, 2006 the balance related to the subordinated quotas was R$ 14,316, recorded as “Other Accounts Receivable” in non current assets; the balance related to the senior quotas was R$ 236,111 recorded as “Loans and Financing”. The subordinated quotas were underwritten and paid up exclusively by Sabesp. The fund has a profitability parameter corresponding to 100% (one hundred per cent) over the DI rate, added by a pre-fixed coupon of 0.70% (seventy centesimal points per cent) interest per year, based on 252 working days, observed the terms of its regulation.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The Fund is managed by Caixa Econômica Federal and has as custody and underwriting agent Banco do Brasil S.A.

The resources obtained, in the amount of R$ 250 million, were used by the Company for the settlement of debts during the year 2006.

(f) Eurobonds

(i) A foreign credit transaction was entered into in July, 1997, having “UBS - Securities LLC” as lead arranger and “Deutsche Morgan Grenfell” and “BB Securities” as co-lead arrangers, in the amount of US$ 275,000 thousand, with interest rate of 10% p.a.. In July 28, 2005 the Company settled the total contract with the resources obtained through the 8th issue of debentures.

(ii) In June 2003, the Company issued US$ 225 million 12% Notes due 2008. Interest is payable semiannually with final maturity in June 2008. “The Bank of New York” acted as lead arranger and “The Bank of Tokyo Mitsubishi Ltd.” as principal paying agent. These funds were used for final settlement of the Eurobonds issue of US$ 200,000 thousand matured in July 2003.

On November 6, 2006 the Company partially settled this loan, in the amount of R$ 272,811, with the resources obtained through the issue of Eurobonds in the amount of US$140,000 thousand.

(iii) On November 3, 2006 an issue of Eurobonds took place (Eurobonds 2016) in the foreign market in the amount of US$140,000 thousand, having as leader “Deutsche Bank Trust Company Americas” and as principal paying agent “Deutsche Bank Luxembourg S.A.”, with interest rate of 7.5% p.a. paid semi-annually and with final maturity in November 2016. As mentioned in (ii) above, the resources were used for the advanced and partial settlement of the issue of Eurobonds of US$225,000 thousand with final maturity in June 2008, and the redempted amount was US$126,948 thousand.

As a result of the advanced settlement of Eurobonds 2008, an amendment to the contract has been executed cancelling the obligation of financial convenants.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Financial Covenants - for Eurobonus 2016.

Limiting the incurrence of new debt in such a way that:

  the total adjusted indebtedness in relation to Ebitda shall not be higher than 3.65 the Company’s debt service coverage ratio determined in the date of incurrence shall not be less than 2.35.

(g) Inter-American Development Bank (IDB)

Agreement 229 - In June 1987, the Company signed a loan agreement with the IDB for US$ 163 million destined to the execution of a sewage program in the São Paulo Metropolitan Region. Semiannual principal repayments began in January 1994, with final maturity in July 2007. The loan bears interest of 7.7% per annum. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in June 1987, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement on December 31, 2006 was US$ 13,047 thousand, equivalent to R$ 27,894 (2005 - R$ 61,051)

Agreement 713 - In December 1992, the Company signed a loan agreement with the IDB for US$ 400 million destined to the execution of the Tietê River Clean-up Project - Stage I. Semiannual principal repayments began in June 1999, with final maturity in December 2017. The loan bears interest at variable rate based on the cost of funding to the IDB. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in December 1992, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement on December 31, 2006 was US$ 237,593 thousand, equivalent to R$ 507,974 (2005 - R$ 593,868).

Agreement 896 - In December 1992, the Company signed an additional loan agreement with the IDB for US$ 50 million for the Tietê River Clean-up Project - Stage I. This loan bears interest at 3.0% per annum. Semiannual principal repayments began in June 1999, with final maturity in December 2016. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in December 1992, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement at December 31, 2006 was US$ 27,778 thousand, equivalent to R$ 59,389 (2005 - R$ 71,521).

Agreement 1.212 - In July 2000, the Company signed a loan agreement with the IDB for US$ 200 million to finance the Tietê River Clean-up Project - Stage II. The related project is in the execution stage, the total amount disbursed in 2006 having been US$ 38,803 thousand and the amount available for use from these loans is US$ 36,098 thousand. The loan will be repaid in semiannual installments and the last one is in July, 2025. The loan bears interest semiannually, on the daily outstanding balance, at the annual rate determined in accordance with the costs of loans borrowed by the bank in the previous semester, plus a spread, being variable for each semester. The outstanding balance of such agreement at December 31, 2006 was US$ 157,449 thousand, equivalent toR$ 336,625 (2005 - R$ 292,820).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Financial covenants

  Agreement 229 - Long term debt must not exceed 1.5 times the shareholders’ equity.

  Agreements 713, 896 and 1.212 - Tariffs must: a) produce enough revenue to cover the system operating expenses, including those related to management, operation, maintenance and depreciation; b) ensure profitability on property, plant and equipment of not less than 7%. During the performance of the project the outstanding balances of short-term loans must not exceed 8.5% of the Company’s shareholders’ equity.

(h) International Bank for Reconstruction and Development - BIRD

Agreement 3.504 - Aiming at transferring the funds of the agreement executed between the State of São Paulo and the BIRD in December 1992 and destined to the execution of the environmental clean-up of the Guarapiranga Basin, an onlending agreement between the State of São Paulo and the Company was executed in March 1993. In December 1992, a guarantee agreement was executed between the Federal Republic of Brazil and the BIRD, to warrant the provision of funds to meet the obligations set forth in the financing agreement. Semiannual principal repayments began in October 1997, with final maturity in April 2007. The loan bears interest at 0.5% p.a. above the BIRD’s funding cost. The outstanding balance of such agreement at December 31, 2006 was US$ 2,223 thousand, equivalent to R$ 4,752 (2005 - R$ 15,072).

(i) Japan Bank For International Cooperation (“JBIC”)

On August 06, 2004, the Company executed a financing agreement with the JBIC - Japan Bank for International Cooperation, guaranteed by the Federal Government, in the amount of 21,320 million Japanese Yens, equivalent to approximately R$ 382,779, which is intended for the Environment Recovery Program for the Metropolitan Region of Santos Coastal Area. The total term of the financing agreement is 25 years, comprising 18 years for amortization in semiannual installments and 7 years for grace period. Interests will be paid semiannually beginning on January, 2006 at the rate of 2.5% p.a. for the sewage network and 1.8% p.a. for sewage treatment facilities. The outstanding balance of this contract in December 31, 2006 was R$ 11,721.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(j) Financial Commitments - Covenants

At December 31, 2006, the Company was in compliance with all debt covenants and, consequently, the balances of the loans and financings are duly classified between short and long term, in accordance to the contracts.

(k) Maturity dates of loans and financing

							2013
	2007	2008	2009	2010	2011	2012	onward	Total

In local currency	732,335	388,976	1,165,681	737,389	781,555	427,543	620,482	4,853,961
In foreign currency	120,140	281,670	72,035	72,035	72,652	72,651	781,585	1,472,768

Total	852,475	670,646	1,237,716	809,424	854,207	500,194	1,402,067	6,326,729

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

11. TAXES AND CONTRIBUTIONS

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

(a) Reconciliation of the effective tax rate

The amount recorded as income tax and social contribution expenses in the financial statements is reconciled from the nominal rates provided by law, as shown below:

	2006	2005	2004

Income before taxes on income	1,189,805	1,217,148	789,987
Statutory rate	34%	34%	34%

Tax expense at statutory rate	(404,534)	(413,830)	(268,596)
Permanent differences
Realization of revaluation reserve	(34,772)	(30,413)	(35,530)
Interest on shareholders’ equity	92,086	118,393	51,998
Other differences	(28,558)	9,471	10,291

Income and social contribution taxes	(375,778)	(316,379)	(241,837)

Current Income and social contribution taxes	(383,123)	(343,426)	(250,609)
Deferred Income and social contribution taxes	7,345	27,047	8,772
Effective rate	32%	26%	31%

(b) Composition of deferred taxes and social contributions

In current assets:	2006	2005

Provision for contingencies	7,078	10,730
Tax loss carryforwards	-	12,785

	7,078	23,515

In long-term assets:
Provision for contingencies	226,265	197,486
Provision for pension obligations	106,097	90,889
Other	10,292	10,445

	342,654	298,820

Total deferred tax assets	349,732	322,335

In current liabilities:
Revenue from public entities	76,359	70,893

In non current liabilities
Profit for governmental agencies	81,978	80,031

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Revenue for governmental agencies	64,923	53,412

	146,901	133,443

Total deferred tax liabilities	223,260	204,336

(i) In current assets

Mainly calculated on temporary differences in the amount of R$ 20,819 (2005 - R$ 31,557). The tax loss carryforwards basis of social contribution accumulated in December 31, 2005 was R$ 142,061 which was totally realized in 2006.

(ii) In long-term assets

Mainly calculated on temporary differences in the amount of R$ 1,000,985 (2005 - R$ 873,152) related to income tax and R$ 1,026,756 (2005 - R$ 894,795) related to social contribution.

As per a technical feasibility study, the temporary differences mentioned in items (i) and (ii) are likely to be realized in 2007.

(iii) In current liabilities

Substantially calculated on amounts invoiced to government agencies, with taxes being deducted upon receipt of the invoices.

(iv) In non current liabilities

-Income tax and social contribution

Substantially calculated based on temporary differences in the amount of R$ 254,376 (2005 - R$ 248,651) relating to income tax and R$ 204,269 (2005 - R$ 198,545) relating to social contribution.

- Pasep e Cofins

Substantially calculated on amounts invoiced to government agencies, wich are accrued for when services are rendered and wich are paid when the related amounts are effectively received by the Company.

(c) Tax effects on the revaluation of assets

As permitted by CVM Instruction 197/93, the Company did not record a provision for the tax effects (deferred taxes) on the surplus of the revaluation of property, plant and equipment carried out in 1990 and 1991. Had the income tax and social contribution on the revaluation reserve been accounted for, the unrealized amount at December 31, 2006 and 2005 would have been R$ 430,375 and R$ 461,068, respectively. In the years ended on December 31, 2006 and 2005, the realized revaluation reserve amounts were R$ 102,272 and R$ 89,449.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

12. TAXES PAYABLE

	Current		Non Current

	2006	2005	2006	2005

Income tax	-	2,040	-	-
Social contribution	-	2,536	-	-
COFINS and PASEP	38,142	39,470	-	-
Paes	41,897	39,401	230,440	256,114
Inss	18,230	17,320	-	-
Other	7,283	5,364	-	-

Total	105,552	106,131	230,440	256,114

The Company applied for enrollment in the Special Tax Debt Refinancing Program (“PAES”) on July 15, 2003 in accordance with Law No. 10,684 of May 30, 2003, in which the Company included certain tax liabilities related to COFINS and PASEP, debts involved in a lawsuit brought against the enforcement of Law No. 9718/98, and consolidated the previously outstanding balance of tax liabilities included under the Tax Recovery Program (“REFIS”). The total amount of tax liabilities included in the PAES was R$ 316,953, as follows:

Tax	Principal	Fine	Interest	Total

Cofins	132,499	13,250	50,994	196,743
Pasep	5,001	509	2,061	7,571
Refis	112,639	-	-	112,639

Total	250,139	13,759	53,055	316,953

The PAES obligation is being paid in 120 months. The amounts paid in 2006 and 2005 were of R$ 40,824 and R$ 37,986, respectively, and financial expenses were recorded in the amount of R$ 17,646 and R$ 24,852, respectively. The outstanding balance in December 31, 2006 was R$ 272,337. Assets pledged as guarantee under the previous REFIS Program, in the amount of R$ 249,034, continue to secure amounts under the PAES Program.

13. PENSION AND HEALTH BENEFIT PLANS

(a) Health benefit plan

Managed by Fundação Sabesp de Seguridade Social - “SABESPREV”, the plan is comprised of free-election health benefit plans, funded by contributions from the sponsor and the participating employees, which were the following in the year:

Company: average of 7.00% (2005 - 6.89%) on the payroll;

Participating employees: 3.21% of base salary and bonus, corresponding to 2.3% of the gross payroll, on average.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(b) Pension benefits

Managed by Fundação Sabesp de Seguridade Social - “SABESP”, the defined benefit pension plan is supported by monthly contributions as follows: 2.10% from the Company and 2.19% from the participating employees. In order to meet the provisions of CVM Resolution No. 371, of December 13, 2000, below is a description of the amounts of pension and retirement benefits paid granted and payable, to which the employees will be entitled after their service time.

Based on independent actuarial reports at December 31, 2006, calculated in conformity with the Projected Unit Credit Method, the Company had a net actuarial liability of R$ 321,212 (R$ 329,772 in 2005), representing the difference between the present value of the Company’s liability to the participating employees, retired employees, and pensioners, of the related assets, as shown below:

(i) Reconciliation of assets and liabilities	2006	2005

Present value of actuarial liabilities	(1,096,219)	(790,552)
Fair value of plan assets	812,909	678,185
Gains to be recognized in future years	(37,902)	(217,405)

Net actuarial liability	(321,212)	(329,772)
Amortization of past service cost	-	53,214
Net liability recognized in the balance sheet	(321,212)	(276,558)

	2006	2005

(ii) Expenses recognized in the statements of income

Current service cost	17,545	9,889
Interest cost	93,270	91,886
Expected return on plan assets	(83,065)	(70,221)
Amortization (gain)/loss	(9,508)	(5,312)
Employee contributions	(15,411)	(13,752)
Amortization of past service cost	53,214	53,215

Total	56,045	65,705

(iii) Changes in net actuarial liabilities	2006	2005

Present value of the net actuarial liability in the beginning of the year	(276,558)	(222,176)
Current service cost	(17,545)	(9,889)
Interest cost	(93,270)	(91,886)
Expected return on plan assets	83,065	70,221
Amortization (gain)/loss	9,508	5,312
Employee contributions	15,411	13,752
Amortization of past service cost	(53,214)	(53,215)

	(332,603)	(287,881)

Actual contributions by the Company in the year	11,391	11,323

Present value of net actuarial liability at the end of the year	(321,212)	(276,558)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(iv) Reconciliation of changes in the present value of assets

Fair value of plan assets in the beginning of the year	678,185	584,702
Actual return on plan assets	138,444	98,667
Actual contributions in the year	26,802	25,076
Benefits paid	(30,522)	(30,260)

Fair value of plan assets at the end of the year	812,909	678,185

(v) Reconciliation of changes in the present value of liabilities

Present value of liabilities in the beginning of the year	790,552	760,015
Current service cost	17,545	9,889
Interest cost	93,270	91,886
Benefits paid	(30,522)	(30,260)
Loss (gain) in the present value of liabilities	225,374	(40,978)

Present value of liabilities at the end of the year	1,096,219	790,552

(vi) Estimated expenses	2007	2006

Current service cost	33,440	17,545
Interest cost	131,848	93,270
Expected return on plan assets	(96,439)	(83,065)
Amortization (gain)/loss	-	(9,508)
Employees contributions	(12,925)	(15,411)
Amortization of past service cost	-	53,214
Total	55,924	56,045

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

The assumptions used for the actuarial valuation were as follows:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Economic assumptions	2006	2005

Discount rate	12.32% a.a.	12.32% a.a.
Expected rate of return assets	12.06% a.a.	12.06% a.a.
Future salary increases	6.08% a.a.	6.08% a.a.
Growth in social security benefits
and limits	4.00% a.a.	4.00% a.a.
Capacity factor
- Salaries	98%	98%
- Benefits	98%	98%

Demographic assumptions for	2006	2005

Mortality table	AT 83	GAM 83
Disabled mortality table	RRB 1944	RRB 1944
Disability entry table	Modified RRB 1944	Modified RRB 1944
Turnover table	Prudential	Prudential
Retirement age	First age with entitlement to one	First age with entitlement to one
	of the benefits	of the benefits
% active participants married at time	95%	95%
of retirement
Age difference between participants	Wives are 4 years younger than	Wives are 4 years younger than
and their spouses	husbands	husbands

For 2006 actuarial assessment, the general mortality table has been changed to AT-83 in replacement to GAM-1983 table reflects the increase in life expectancy of the population evaluated.

The number of active participants at December 31, 2006 and 2005 was 16,681 and 16,449 respectively. The number of inactive participants at December 31, 2006 and 2005 was 3,692 and 3,326 respectively.

The evaluation of “SABESPREV” costing plan is made by an independent actuarial expert, based on different assumptions than those adopted for purposes of ascertaining benefits to employees, as set forth in CVM Resolution no. 371. SABESPREV’s technical deficit at December 31, 2006 is R$ 491,391 (2005 - R$ 456,861). Calculation is substantially different as for the actuarial method in calculating risk benefits before retirement, with sharing to “SABESPREV” and capitalization for the purpose of meeting CVM Resolution no. 371. Another significant difference is the discount rate of 6% for “SABESPREV” and 12.32% nominal rate for CVM Resolution no. 371, resulting from the combination of a long-term inflation rate of 4% per year and actual interest rate of 8%.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

2006	2006	2004

Extraordinary item	53,215	53,215	53,215
Deferred income and social contribution taxes	(18,093)	(18,093)	(18,093)

Net extraordinary item	35,122	35,122	35,122

Liabilities on December 31, 2001			266,074
Extraordinary item recorded for the period from 2002 to 2006			(266,074)

The Sponsor and the SABESPREV are in process of negotiation so that the technical deficit is resolved, by changing from the Defined Benefit Plan to Variable Contribution Plan. Management expects not to incur in additional costs resulting from the change of the referred plans.

14. PROFIT SHARING AND BONUS

As a result of negotiations held by the Company with entities representing the employees, a Profit Sharing Program was implemented. For 2005 it was considered the period from July 2005 to June 2006; for 2006, the period for goal assessment was changed to January through December, both with the payment of an amount corresponding to up to one month’s payroll, in conformity with pre-established goals.

In December 2005 the Company made an advance payment of R$ 22,906, equivalent to 50% of one month’s payroll. The payment of the remainder was made in August 2006 in the amount of R$ 25,082. The amount of R$ 54,128, referring to the period from January through December 2006, was paid in February 2007.

In 2006, the accrued amount corresponds to one and a half month’s payroll, in the amount of R$ 79,489. The Company recorded additional salary and payroll charges in the amounts of R$ 44,292 and R$ 40,262, for the years ended December 31, 2005 and 2004, respectively

The Company paid in November, 2006, bonus of R$ 31,035 referring to the performance evaluation for the year 2006.

15. PROVISIONS FOR CONTINGENCIES

(a) Provisions for contingencies:

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, labor, environmental, tax and other matters. The Company has accrued amounts deemed by its legal counsels and its management to be enough to cover probable losses. As of December 31, 2006 and 2005, these provisions are as follow, in accordance with the nature of the respective cases:

	2006	2005

Customer claims (i)	273,258	279,509
Contractor claims (ii)	168,547	194,357
Other civil claims (iii)	76,909	52,777
Tax claims (iv)	21,162	32,980

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Labor claims (v)	71,213	28,576
Environmental claims (vi)	65,988	24,198

Subtotal	677,077	612,397
Escrow deposits	(19,525)	(4,069)

Total, net of escrow deposits	657,552	608,328

Current portion	2,294	28,520
Non current portion	655,258	579,808

Changes to the provision for contingencies for the year ended in December 31, 2006 are demonstrated below:

				Interests, Monetary
	December			Adjustment and	December

	31,2005	Additions	Payments	Reversals	31, 2006

Customer claims	279,509	13,756	(18,592)	(1,415)	273,258
Contractor claims	194,357	1,819	(1,648)	(25,981)	168,547
Other civil claims	52,777	41,416	(23,152)	5,868	76,909
Tax claims	32,980	5,297	(17,229)	114	21,162
Labor claims	28,576	28,091	(4,244)	18,790	71,213
Environmental claims	24,198	45,370	(3,529)	(51)	65,988

Sub-total	612,397	135,749	(68,394)	(2,675)	677,077
Escrow deposits	(4,069)	(16,579)	1,123	-	(19,525)

Total	608,328	119,170	(67,271)	(2,675)	657,552

(b) Lawsuits with possible likelihood of loss

The lawsuits in course in administrative and judicial levels, in different courts, where the Company is the contrary party, considered by its legal counsels of possible likelihood of loss, not being, for this reason, provisioned in the financial statements, are distributed as follows:

	2006	2005

Customer claims (i)	789,300	690,000
Contractor claims (ii)	198,500	178,100
Other civil claims (iii)	141,600	116,900
Tax claims (iv)	104,900	246,300
Labor claims (v)	43,700	11,500
Environmental claims (vi)	192,400	211,200

Total	1,470,400	1,454,000

(c) Summary of claims and assessments

(i) Customer claims

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Approximately 980 customer claims were filed by business customers claiming that their tariffs should be equal to those of other categories of consumers and, consequently, claim the refund of amounts imposed and charged by the Company. The Company has obtained final decisions, both favorable and adverse, in several different court levels, and has recorded provisions for cases with probable risk of loss. In the year 2006, new customer claims were filed in the estimated amount of R$ 46.5 million, as well as revisions and adjustments of already existing suits in the amount approximately of R$ 52.8 million, for the cases assessed by the Company’s legal counsels as possible loss.

Lawsuits from municipalities to which the Company provides water in a wholesale basis are not included (note 5 (a(iv))).

(ii) Contractor claims

Certain construction service contractors have filed claims in court alleging underpayment of monetary adjustments, withholding of amounts relating to the effects of the Real Plan and economic-financial unbalance of the contract. These lawsuits are in progress in several different court levels, and provisions are recorded for cases with probable chance of loss.

(iii) Other civil claims

The Company is party to several civil claims related to indemnities for moral and material damages and loss of profits allegedly caused to third parties. In December 31, 2006 provisions were recorded in the amount of R$ 76,909 (R$ 52,777 in 2005) for claims which risk of loss was assessed as probable.

(iv) Tax Claims

Provisions for contingencies of tax nature refer mostly to questions related to tax collection, questioned in view of divergence in interpretation of the legislation by the Company’s legal counsels.

In 2006 the Federal Revenue Service, by means of a tax claim, verified the fulfillment, by the Company, of tax obligations related to the Income Tax of Legal Entities and Social Contribution on Net Profit for the fiscal year 2001, arriving at a tax credit of R$ 277 million. The Company promptly filed its contest and shall appeal the tax assessment in all administrative and judicial court levels. According to its legal counsels, approximately 90% of this administrative lawsuit is considered as remote loss and 10% as possible loss.

The Company filed a writ of mandamus against the revocation of the exemption from service tax in the Municipality of São Paulo, occurred by means of municipal law enacted in 2002. In April 2003, the request for concession of preliminary injunction was granted determining the suspension of the taxation. In May 2005 the lower court published a decision denying the injunction. In July 2005, Sabesp filed appeals aiming at maintaining the effectiveness of the injunction granted. There has not been a final decision about the question. The amount involved is estimated in R$ 70.0 million and the Company, based on its legal counsel’s assessment, classifies the risk of loss as possible.

The Company filed claims against the City Hall of Brangança Paulista and São Paulo due to the imposition of tax on the use of public areas for the installation of water and sewage networks related to the sanitation services provided to the municipalities. In the lawsuit filed against the City Hall of Bragança Paulista, a preliminary injunction has been granted to the Company suspending the imposition of this charge and preventing the City Hall from charging any current or future amounts with respect to this charge until there is a final decision of the merits of the cause. In June 2005, the Lower Court ruled in favor of the Company and the injunction was maintaned. The City Hall appealed against such decision, which is still pending a trial decision. With regards to the claim filed against the City Hall of São Paulo, the First Level Court issued a decision upholding the legality of this municipal tax. The Company appealed against the court’s decision. An approved law enacted the tax on use of public areas in the city of São Paulo. In April 2004, the Company filed a request for injunction seeking the suspension of the assessment by the municipality. The preliminary injunction was granted by the First Level Court and confirmed at the occasion of the pronounciation of the sentence, recognizing the collection to be undue. The City Hall filed an appeal recourse and awaits a decision by the superior court. The Company, based on its legal counsel assessment, has not recorded any provision resulting from this municipal tax.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

We are a party to a series of lawsuits initiated by the municipality of Ferraz de Vasconcelos in 1997, seeking payment of penalties in the aggregate amount of R$71.9 million, which we allegedly owe for damages caused during construction in the municipality. Several of these lawsuits have already been rejected by lower courts but are still subject to appeal. We have not made any provisions for these proceedings.

(v) Labor claims

The Company is party to a number of labor proceedings, such as matters referring to overtime, health hazard, premium claims, prior notice period, job deviation, salary parity and others, with a major portion of the amounts claimed under provisional or final execution stage, in several different court levels, and thus are classified as probable loss, and duly provisioned for.

On January 9, 1990, SINTAEMA initiated a lawsuit against us, alleging that we had failed to pay certain employee benefits and were required to make a penalty payment to SINTAEMA under a then existing collective bargaining agreement. On July 31, 1992, the labor court issued a ruling against us, but did not award damages to SINTAEMA at that time. We and SINTAEMA are currently engaged in negotiations concerning the amount to be paid by us. We also filed a writ of mandamus seeking a court decision establishing that the penalty imposed against us, totaling approximately R$6.7 million, as of December 31, 2006, is excessive since it exceeds the principal amount by a large margin. Our request was denied by the courts and the lawsuit is now awaiting a final decision at the Superior Labor Court (Tribunal Superior do Trabalho). We currently cannot predict the amount that we will be required to pay to SINTAEMA and we have not made any provisions for this proceeding.

On October 6, 1989, SINTAEMA filed a lawsuit against us, asking for the payment of salary differences arising from additional payments due to unhealthy work conditions from September 1987 through February 1991. On December 19, 1997, the Superior Labor Court issued a decision contraryunfavorable to Sabespus. We appealed against this decision, however, the decisionit was keptmaintained by the Superior Labor Court. SINTAEMA started the enforcement of the judicial decision and the valuation report of the technical expert of the court was presented on February 21, 2007 in the updated amount of R$28.3 million. Our internal legal counsel considered the risk of loss as probable and the amount was provisioned on December 31, 2006.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(vi) Environmental Claims

Environment claims refer to several administrative proceedings brought by public agencies, including Companhia de Tecnologia de Saneamento Ambiental - “CETESB” (Environment Sanitation Technology Company), seeking to impose fine for environmental damages allegedly caused by the Company.

Among other matters involving the State of São Paulo Public Attorney’s Office, the following are worthy of mention:

(A) On April 4, 2002, the Company was served process in a public action filed by the District Attorney´s Office of the Municipality of São Bernardo do Campo, aiming at repairing damages caused by reason of the mud discharge arising from the waste treatment facilities of the Company in current waters, as well as requesting the interruption of such discharge. An injunction has been granted determining that the Company suspended the mud discharge and assessing a daily fine in the amount of R$ 50 in case the Company does not comply with the provision of such injunction; however, such injunction was withdrawn. The trial court rendered an affirmative judgment to the Company, against which an appeal has been filed. The superior court decided against the Company and ordered it to stop dumping waste within one year from the date the decision is considered final, or to pay a daily fine of R$ 10, in addition to repairing the environmental damage caused. The Company legal counsels assessed the risk of loss as probable and the provision recorded represents the amount of R$ 141 reflecting the amount attributed to the cause; (B) Civil Public Action before the Paraguaçu Paulista courts of law (1ª Vara de Paraguaçu Paulista) seeking compensation and cessation of environmental damages allegedly caused by discharge of sewage “in natura” by the Company in Alegre River, located in the Municipality of Paraguaçu Paulista. The first instance judge ruled against the Company, requiring that it: (i) ceases the release of raw sewage into the Alegre River; (ii) invests in a water and sewage treatment facility in the municipality of Paraguaçu Paulista; and (iii) pays an indemnity for environmental damages arbitrated in the amount of R$ 116.9 million (the adjusted amount, as of December 31, 2006, was approximately R$ 168.9 million). The court decision determined, further, that the non-compliance with items (i) and/or (ii) above would subject the Company to the payment of daily fines. The Company filed an appeal against the trial court decision; however, the works necessary to meet items (i) and (ii) above have their conclusion estimated to October 2007. On September 21, 2006, the Court of Justice of the State of São Paulo ruled against the Company’s appeal. Although the unfavorable decision by the Court of Justice of the State of São Paulo is not definitive, the Company is negotiating with the Public Prosecution Office of the State of São Paulo the terms and conditions of an agreement that shall result in the extinction of the legal suit. The first deals of the agreement resulted in an expectancy of future disbursements in the amount of R$ 20.7 million. In the last quarter of 2006, the basis of the agreement was expanded, being included new projects, which total the provision in the amount of R$ 33.6 million; (C) Civil Public Action against the Company and the Municipality of Cotia aiming at their mutual condemnation: (a) to the obligation to make consisting of interrupting the disposal of sewage into Cotia River under penalty of daily fines; (b) in the obligation to make it consistent and submit to previous treatment all sewages before their discharging into Cotia River, under penalty of daily fine and (c) to pay indemnities for environmental damages caused to the soil, hydric resources, superficial and underground bodies of water that cannot be recovered. The First Level Court accepted the requests (a) and (c). In the decision settlement, the amount calculated by the judicial expert was R$ 5.8 million as indemnification for environmental damages, an amount that is still under discussion and pending to be set up by the First Level Court. The Company’s legal counsels assessed the risk of loss as probable; (D) on February 25, 2003, a request for a preliminary injunction was filed for the Company to immediately refrain itself from disposing of sewage without due treatment, in the

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

municipality of Lutécia, as well as for the purpose of determining that payments for water and sewage services by users thereof be deposited in court until the Company has fulfilled the necessary plan of investments in the water and sewage system of the municipality, in addition to daily fine in the amount of one thousand (1,000) minimum salaries (approximately R$ 350) in case of non-compliance with the award-making decision. After submission of an expert report, the Public Prosecutor Office requested the Company to be sentenced to pay the amount of R$ 82.8 million (the adjustment amount, as of December 31, 2006, was approximately R$ 119.6 million). The Company, considering the possibility of an eventual settlement with the Public Prosecutor Office, condemned the area and requested the respective environment licenses, being that its legal counsels assessed the risk of loss as possible; (E) in February 17, 2003 a civil public action has been filed before the Paraguaçu Paulista Courts referring to the municipality of Borá, of obligation to do and not do consisting of not discharging and let it be thrown, in any way, sewage without due treatment into Borá Brook, or in any other one in the municipality, as well as the obligation to do, consisting of investing into the sewage and water treatment system, performing immediately the necessary works for the proper sewage treatment. The anticipated tutelage has been denied. The judicial expert presented as indemnification for environmental damages the updated amount of R$ 48.1 million. The Company’s technical assistant presented impugnation to the expert’s report and there is still no decision. The Company carried out the works requested by Cetesb, in order to adequate the treatment to the legislation in force. Cetesb, after monitoring, has issued the Operating Permit under Provisional Title in August 25, 2006, valid until August 25, 2011. The Company’s legal counsels assessed the risk of loss as possible; (F) A civil public action was brought against us by the Coordination Council for the Civil Entities of Piracicaba (Conselho Coordenador das Entidades Civis de Piracicaba) concerning the limits for water collection from the Piracicaba River and the operation of the Cantareira water distribution system. The plaintiff requests, among other things, a prohibitory injunction in order to restrict the amount of water we collect, the reduction of the Piracicaba River’s collection limit and the payment of damages to the riparian cities in order to cover the direct and indirect environmental damages caused by the installation and operation of the Cantareira water distribution system. After our defense, the injunction was not granted, and this action is now awaiting judgment by the lower court. This proceeding is still at an initial stage and no amount has been determined so far for the alleged damage. We have not made any provisions for this proceeding.

The Company is involved in other environmental processes in municipalities where we operate, arising from the discharge of waste without treatment, assessed as probable and possible risk of loss by our legal counsels. The amounts provisioned do not always represent the final amount to be disbursed as indemnification for alleged damages, taking into account the status in which the referred lawsuits are and Management’s impossibility to estimate the amounts of future disbursements in a reasonable way. On December 31, 2006 the total provisioned represents the amount of R$ 65,988 already contemplating those described on items (A), (B) and (C).

(vii) Other proceedings related to the Concession

In connection with discussions we had with the municipality of Presidente Prudente, we filed a claim against the municipality seeking a court decision determining the continuation of the concession contract that we have entered into with that municipality until the indemnification payment owed to us in connection with the return of water and sewage treatment facility of Presidente Prudente is made. The lower court issued a decision in our favor to the effect that we still continue to provide services in the municipality until the indemnification provided for in the concession contract is paid to us.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

On March 25, 2004, the Public Attorney’s Office filed a civil action against the municipality of Itapira, its mayor, the Municipal House of Representatives and us, claiming that Municipal Law No. 3,593/04 is unconstitutional and seeking termination of the concession contract we entered into with the municipality of Itapira. Although an injunction was granted, the Court of Justice of the State of São Paulo has stayed the injunction. On March 23, 2005, the House of Representatives of Itapira approved a decree revoking the concession contract. In addition, Municipal Law No. 3,730/05 was enacted revoking an earlier law which authorized the municipality to enter into the concession contract with us. The municipality of Itapira has further filed an action against us seeking to repossess the assets related to its water and sewage services and has obtained an injunction which was later confirmed by a court decision. We appealed against this ruling but we have not been able to suspend the effects of the decision until final judgment. Accordingly, we are currently not rendering water and sewage services at Itapira. As of the date of this annual report, a trial decision on this litigation was pending. We have not made any provisions for this proceeding.

On October 10, 2003, the municipality of Monte Mor filed a lawsuit against us, seeking the additional issuance and delivery of shares by us, as consideration for our concession to render basic water and sewage services. The lawsuit was dismissed without judgment on the merits of the case. We have not made any provisions for this proceeding.

The municipality of Sandovalina has brought a legal action against us seeking to (1) obtain the termination of the concession entered into with us and (2) obtain remedies for environmental damage and alleged losses caused to the municipality due to our failure to provide sewage treatment, as well as other damage caused to public property. We have responded with a counterclaim against the municipality for payment of R$115 related to the supply of water from December 1999 through August 2003. We are also seeking the payment of a contractual indemnification based on the early termination of the contract. We are currently operating the water and sewage treatment facility of Sandovalina, and the lawsuit is still in the fact-finding phase. We have not made any provisions for this proceeding.

We are also defendants in legal proceedings initiated by municipalities seeking to require us to produce documents and information in connection with our concessions. These legal proceedings include the following: (1) a preliminary proceeding (ação cautelar) started by the municipality of Guariba seeking a court order requiring us to produce documents in order to inform an account revision proceeding; (2) the municipality of Ribeirão Pires has proposed preliminary proceedings seeking the production of documents to inspect the services which we provide; (3) the municipalities of Itupeva and Monte Mor have proposed proceedings seeking to obtain a court order to require us to produce documents and information in order to evaluate the possibility of renewal of our concession agreement.

In December 1997, the municipality of Santos enacted a law expropriating our water and sewage systems in Santos. In response, we filed an action seeking an injunction against this expropriation, which was denied by the lower court. This decision was later reversed by the Court of Justice of the State of São Paulo, which issued a preliminary order suspending that law. On August 2, 2002, a decision on this matter was rendered in our favor by a lower court, but that decision remains subject to appeal. Despite the pending lawsuit, we continue to provide water and sewage services to Santos.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

We are a party to a substantial number of other legal proceedings, in addition to the lawsuits and administrative proceedings discussed above, in the normal course of our business. These legal proceedings include personal injury and property damage cases, environmental proceedings, challenges to our ability to cease rendering water and sewage services upon default by our customers and a range of other matters. We have not established provisions with respect to these other legal proceedings.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

16. SHAREHOLDERS’ EQUITY

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

(b) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 28,479,577,827 registered common shares without par value as follows:

Shareholders	2006		2005

	Number of shares	%	Number of shares	%

Secretaria da Fazenda	14,313,511,867	50.26	14,313,511,871	50.26
Companhia Brasileira de Liquidação e Custódia	7,722,535,287	27.11	7,708,472,937	27.06
The Bank Of New York ADR Department
(Equivalent to stock )(*)	6,415,657,250	22.53	6,430,069,500	22.58
Other	27,873,423	0.10	27,523,519	0.10

	28,479,577,827	100.00	28,479,577,827	100.00

(*) each ADR equals 250 shares

(c) Distribution of earnings

Shareholders are entitled to a mandatory minimum dividend distribution of 25% of adjusted net income, calculated in conformity with Brazilian Corporate Law. This requirement can be met through payments made in the form of dividends and interest on shareholders’ equity (net of withholding tax), to the extent amounts are available for distribution. Dividend distributions are limited to retained earnings as determined in accordance with BR CL. At December 31, 2006, as required by the CVM, management designated the retained earnings balance to a discretionary investment reserve account (see (e) below).

For purposes of BR CL, and in accordance with the by-laws of the Company, adjusted annual net income is an amount equal to the Company’s annual net income adjusted to reflect allocations to or from (i) statutory legal reserve, (ii) an equity contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any. The calculation of the mandatory minimum dividends for 2006 is as follows:

Net income for the year	778,905
(-) Legal reserve 5%	38,946

Net income	739,959

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Mandatory minimum dividend	184,988

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

The Company declared interest on shareholders’ equity, in lieu of dividends, in the amount of R$ 251,238, net of withheld income tax in the amount of R$ 19,603 in 2006. In 2005, the amount was R$ 324,461 net of income tax of R$ 23,755. Interest on shareholders’ equity was calculated in conformity with with article 9 of Law No. 9.249/95, at the Long-Term Interest Rate (TJLP); this interest was originally recorded in “Financial expenses” for income and social contribution tax purposes and subsequently, for presentation purposes, was reflected directly in “Shareholders’ equity”.

The amounts due to the major shareholder relating to the years 2004 to 2006 have not been paid, as mentioned in note 6.

(d) Capital reserves

Capital reserve comprises tax incentives and donations from government agencies and private entities, which amounted to R$ 27,870 during the year 2006 (R$ 13,529 in 2005).

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

The following summarizes the allocation of net income to the investment reserve for the years ended December 31,

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	2006	2005

Net income	778,905	865,647

(+) Revaluation reserve realization	102,272	89,449
(-) Interest on own capital	270,841	348,216
(-) Legal reserve 5%	38,946	43,282

Investment reserve	571,390	563,598

Management will propose to transfer the balance of retained earnings in the amount of R$ 571,390 to the “Investment Reserve” account in order to meet the needs for investments out of own funds, as provided for in the Capital Budget.

(f) Legal (statutory) reserve

Under Brazilian Corporate Law, the Company is required to record a legal reserve to which it must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20% of paid-in capital. Accumulated deficit, if any, may be charged against the legal reserve.

17. INSURANCE COVERAGE

Insurance policies held by the Company provide the following coverage, taking into account the risks and nature of the related assets:

Type of insurance	Insured amount - R$	Premium

Engineering risk	281,884	669
Fire	294,691	325
Civil liability - officers and employees	80,000	3,219
Civil liability - construction in progress	9,438	403
Civil liability - operations	1,500	160

The Company does not have insurance coverage for business interruption risks nor for liabilities arising from contamination or other problems involving the supply of water to customers. In addition, the Company does not have insurance coverage for liabilities relating to non-compliance with environmental laws and regulations.

18. FINANCIAL INSTRUMENTS AND RISK

(a) Valuation of Financial Instruments

In accordance with CVM Instruction No. 235/95, the Company has determined the market values of its assets and liabilities based on available information and appropriate valuation methodologies. Market values and book values of the Company’s financial instruments at December 31, 2006 and 2005 are as follows:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

December 31, 2006			December 31, 2005

Book	Market	Unrealized	Book	Market	Unrealized
value	value	gain	value	value	gain

Financial	248,088	248,088	-	155,718	155,718	-
investiments (i)
Debentures (ii)	(1,309,265)	(1,010,003)	(299,262)	(918,367)	(955,630)	37,263
Loans and	(508,955)	(523,300)	14,345	(526,658)	(604,315)	77,657
financing (ii)

	(1,570,132)	(1,285,215)	(284,917)	(1,289,307)	(1,404,227)	114,920

The main financial instruments, assets or liabilities of the Company, on December 31, 2006 are described as follows, as well as their valuation criteria:

(i) Financial Investments: The market value of these assets does not differ from the amounts demonstrated in the Company’s balance sheets.

(ii) Loans, Financings and debentures (5th issue, 2nd series; 6th issue, 2nd and 3rd series and 7th and 8th issues, 2nd series), with financial instruments with the same characteristics in the market, had the market value determined based on the discounted cash flow, using interest rates projections available. The remain loans and financings were not marked to market either for being financial instruments with exclusive characteristics (without corresponding ones in the market) or for which no material difference between the market value and the book value exist, as they are indexed to the CDI which is a floating rate used in the market.

(b) Exchange rate risks

Exchange rate risk is the risk that the Company may incur losses due to exchange rate fluctuations, which could increase the liability balances and related financial expenses of loans and financing denominated in foreign currencies funded in the market and, consequently, the financial expenses. The Company does not enter into hedge or swap transactions, however, at times, it enters into forward exchange transaction and financial funding transactions to mitigate foreign currency exposure, taking advantage of opportunities in order to exchange them for less expensive debts, reducing the cost by means of advancing maturities.

A significant portion of the Company’s debt is denominated in foreign currency, primarily the US dollar and the Yen, totaling R$ 1,472,768 (note 10). The Company’s net exposure to the exchange rate risk at December 31, 2006 is summarized as follows:

	In thousands

	December 31, 2006		December 31, 2005

	US$	Yens	US$	€

Loans and financing	676,142	652,814	666,890	1,020

(c) Interest rate risks

This risk arises out of the possibility for the Company to incur losses due to interest rates fluctuations that would increase its financial expenses related to loans and financing. The Company has not entered into hedge agreements to mitigate such risk. The Company does, however, continually monitors market interest rates in order to evaluate the possible need to replace or refinance its debt. On December 31, 2006, the Company had loans and financing in the amount of R$ 1,283,197 (R$ 1,327,694 in 2005), at variable interest rates (CDI and TJLP).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Another risk faced by the company is that the monetary adjustments of its debts are not correlated to the accounts receivable. The Company’s related water and sewage tariff rates are not necessarily correlated with the increases in the interest rates and price-level restatement indexes associated with the Company’s debt.

(d) Credit Risk

The Company manages credit risk principally by selling to a geographically dispersed customer base, including sales to municipal governments.

No single customer represented more than 10% of the Company’s sales and services rendered in the years ended December 31, 2006, 2005, and 2004.

(e) Drought weather risk

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

19. GROSS REVENUE

	2006	2005	2004

Metropolitan São Paulo	4,534,093	4,044,191	3,456,837
Regional systems	1,449,919	1,312,135	1,185,654

Total	5,984,012	5,356,326	4,642,491

(i) Comprises the municipalities served in the country side and coastal area of the State of São Paulo

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

20. OPERATING EXPENSES

	2006	2005	2004

Cost of sales and services:
Salaries and payroll charges	966,751	851,290	806,362
General supplies	117,872	105,333	84,489
Treatment supplies	104,466	98,823	91,450
Outsourced services	326,422	297,469	260,423
Electric power	446,974	421,319	396,940
General expenses	32,560	29,840	35,044
Depreciation and amortization	621,719	572,301	578,672

	2,616,764	2,376,375	2,253,380

Selling expenses:
Salaries and payroll charges	159,094	142,685	138,180
General supplies	5,276	6,632	6,028
Outsourced services	80,467	82,354	66,956
Electric power	768	941	802
General expenses	58,946	46,636	46,025
Depreciation and amortization	2,716	3,291	2,952
Bad debt expense, net of recoveries (note 5(c))	411,918	255,292	241,577

	719,185	537,831	502,520

Administrative expenses:
Salaries and payroll charges	132,554	112,458	110,388
General supplies	4,574	3,973	3,527
Outsourced services	79,379	94,153	94,825
Electric power	1,119	1,250	904
General expenses	118,646	88,027	60,936
Depreciation and amortization	17,736	20,389	17,287
Tax expenses	33,399	29,334	25,690

	387,407	349,584	313,557

Total costs of sales and services, selling and
administrative and expenses:
Salaries and payroll charges	1,258,399	1,106,433	1,054,930
General supplies	127,722	115,938	94,044
Treatment supplies	104,466	98,823	91,450
Outsourced services	486,268	473,976	422,204
Electric power	448,861	423,510	398,646
General expenses	210,152	164,503	142,005
Depreciation and amortization	642,171	595,981	598,911
Tax expenses	33,399	29,334	25,690
Bad debt expense, net of recoveries	411,918	255,292	241,577

	3,723,356	3,263,790	3,069,457

Financial expenses:
Interest and other charges on loans and financing - local	517,547	526,585	448,955
currency
Interest and other charges on loans and financing - foreign
currency	121,194	141,844	218,900
Interest on shareholders’ equity (note 16 (e))	270,841	348,216	152,935
Interest on shareholders’ equity (reversal)	(270,841)	(348,216)	(152,935)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	2006	2005	2004

Other expenses on loans and financing	7	1,825	282
Income tax on remittances abroad	12,564	9,450	(23,786)
Other financial expenses	38,642	35,574	41,126
Monetary variations on loans and financing	86,594	80,411	76,057
Other monetary and foreign exchange variations	10,937	1,611	21,257
Provisions	(2,675)	76,482	38,483

	784,810	873,782	821,274

Financial income:
Monerary variation	28,475	34,803	60,636
Income from financial investments	50,882	32,292	23,114
Sale of third parties shares	207	-	-
Interest	46,383	48,368	57,552
COFINS and PASEP (taxes on financial income)	-	-	(3,101)
Other	-	44	1

	125,947	115,507	138,202

Financial result, net	658,863	758,275	683,072

Foreign exchange, net
Exchange variations on loans and financing	(96,071)	(312,116)	(179,697)
Foreign exchange income	473	845	331
	(95,598)	(311,271)	(179,366)

21. MANAGEMENT COMPENSATION

Compensation paid by the Company to the members of its board of directors and Management totaled R$ 3,084, R$ 2,104 and R$ 1,838 for the years ended December 31, 2006, 2005 and 2004, respectively.

22. COMMITMENTS

(i) Operating leases

Administrative operating leases and property leases already contracted require the following minimum payments, as follows:

2007	6,568
2008	3,494
2009	270
2010	4
2011	58

TOTAL	10,394

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Lease expenses for the years ended December 31, 2006, 2005 and 2004 were R$ 9,810, R$ 9,505 and R$ 11,300, respectively.

(ii) Take-or-pay contracts

The Company has entered into long-term take-or-pay-contracts with electric power providers. The main amounts of contracts of such type are shown as follows:

2007	209,506
2008	177,333
2009	167,616
2010	169,548
2011	175,009
2012	146,244

TOTAL	1,045,256

Electric power expenses for the years ended December 31, 2006, 2005 and 2004 were R$ 449,089, R$ 423,814 and R$ 398,744, respectively.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

(i) Additional inflation restatement in 1996 and 1997 for US GAAP

In the reconciliation from BR CL to US GAAP, consistent with the position paper prepared by the U.S. AICPA International Practice Task Force, an adjustment for inflation accounting has been included for the period from January 1, 1996 to December 31, 1997. During this period, inflation accounting was prohibited by BR CL but was required by APB statement 3 under US GAAP. Shareholders' equity under US GAAP was increased by R$ 1,171,576 and R$ 1,247,117 at December 31, 2006 and 2005, respectively, due to the additional inflation restatement adjustments.

(ii) Supplementary inflation restatement replaces revaluation of property, plant and equipment for US GAAP

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

Under US GAAP, revaluations of assets to market value are not permitted and the effects of the revaluation have been reversed in the reconciliation to US GAAP. However, in order to preserve the integrity of the historical cost of its assets based on the price-level restatement convention adopted by BR CL, the Company has recorded the supplemental price-level restatement adjustments, in accordance with Article 2 of Law No. 8,200/91, as an adjusting item in the reconciliation to US GAAP. The Company has presented the balances of shareholders' equity and net income under BR CL, adjusted for the effects of the revaluation and the replacement of the reversal by the supplemental price-level restatements, and related tax effects, as a subtotal, prior to presenting the reconciling items to US GAAP. The subtotal also includes the effects of including an additional two years' inflation accounting adjustments through to 1997 for purposes of US GAAP.

Shareholders' equity under US GAAP was increased by R$ 2,806,638 and R$ 2,924,881 at December 31, 2006 and 2005, respectively, due to the supplementary inflation restatement adjustments and reduced by R$ 2,427,499 and R$ 2,529,771 at December 31, 2006 and 2005, respectively, due to the reversal of the revaluations, before tax effects.

(iii) Inflation indexes

The indexation of the financial statements through 1995, except for the year 1990, under BR CL was based on an official government index, the Unidade Fiscal de Referência - UFIR and for the year ended December 31, 1990 on a consumer price index (¥ndice de Preços ao Consumidor, or IPC). For purposes of US GAAP, a general price index, the ¥ndice Geral de Preços - Mercado, or IGP-M, was used to record the additional inflation restatement in 1996 and 1997 and the supplementary inflation restatement through 1995.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

Shareholders' equity under US GAAP was reduced by R$ 1,356,545 and R$ 1,304,723 at December 31, 2006 and 2005, respectively, due to deferred tax adjustments on US GAAP differences, excluding revaluations and permanent differences related to monetary readjustment on land of approximately R$ 150.0 million.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

Under US GAAP, SFAS No. 95, "Statement of Cash Flows", defines cash equivalents as short-term highly liquid investments that are both (i) readily convertible to known amounts of cash and (ii) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments with original maturities of three months or less qualify under that definition The Company holds certain highly liquid, low risk financial investments, comprised principally of high quality government debt, which are classified as cash equivalents under BR GAAP. Although the investments have high level of liquidity and present insignificant risks of changes in value, under US GAAP, since these investments have original maturities of over 90 days, such investments do not qualify as cash equivalents. The effect of this difference in classification on the Company’s balance sheets and statements of cash flows for the periods presented are as follows:

	2006	2005

		(restated)

Cash and cash equivalents under Brazilian GAAP	328,206	280,173
Difference in classification of temporary investments	-	(155,783)

Cash and cash equivalents under US GAAP	328,206	124,390

Cash Flows	2006	2005	2004

		(restated)	(restated)
Operating activities under Brazilian GAAP	2,020,824	1,737,575	1,441,095
Cash flows relating to short-term investments under
US GAAP	155,783	(99,815)	108,588

Operating activities under US GAAP	2,176,607	1,637,760	1,549,683

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Cash and cash equivalents at beginning of the year
under Brazilian GAAP	280,173	105,557	281,013
Difference in classification of temporary investments
at beginning of the year	(155,783)	(55,968)	(164,556)

Cash and cash equivalents at beginning of the year
under US GAAP	124,390	49,589	116,457

Increase in cash and cash equivalents under Brazilian
GAAP	48,033	174,616	(175,456)
Cash flows relating to short-term investments under
US GAAP	155,783	(99,815)	108,588

Cash and cash equivalents at end of year under US
GAAP	328,206	124,390	49,589

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

For purposes of US GAAP, certain unrealized gains and losses from the Company’s available-for-sale securities are recorded directly in shareholders' equity, net of tax effects, until realized. Shareholders' equity under US GAAP was reduced by R$ 93 and R$ 30 at December 31, 2006 and 2005, respectively, for unrealized losses from available-for-sale securities.

(f) Property, plant and equipment

(i)	Revaluations of property, plant and equipment

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

BR CL permits appraisal write-ups, provided that certain formalities are complied with. The revaluation increment is credited to a reserve account in shareholders' equity. Depreciation of the asset revaluation increments is charged to income and an offsetting portion is relieved from the revaluation reserve in shareholders' equity and transferred to retained earnings as the related assets are depreciated or are disposed

For US GAAP reconciliation purposes, net revaluation of property, plant and equipment in the amounts of R$ 2,427,499 and R$ 2,529,771 at December 31, 2006 and 2005, respectively, have been eliminated in order to present property, plant and equipment at historical cost, indexed for inflation through 1997 based on a general price index, less accumulated depreciation. The depreciation on such revaluation charged to income, totaling R$ 102,272, R$ 89,449 and R$ 104,500 for the years ended December 31, 2006, 2005 and 2004, respectively, has also been eliminated for US GAAP purposes in the reconciliation of net income.

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

The effects of these different criteria for capitalizing and amortizing interest are presented below:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	2006	2005

Interest capitalized under US GAAP in the period from 1989 to 1995	206,227	208,826
Amortization thereof	(105,964)	(100,222)
Capitalized interest credited to income under BR CL (12% per annum, applied monthly to the balance of construction-in progress) in excess of
actual interest	(32,569)	(32,983)
Amortization thereof	29,188	28,285
Indexation charges and foreign exchange losses capitalized since 1999
under BR CL, net	50,576	27,528

US GAAP difference in shareholders' equity at December 31	147,458	131,434

US GAAP difference on pre-tax income for the year ended December 31	16,024	25,929

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

(g) Deferred charges

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

The balance of feasibility study costs outstanding, amounted to R$ 10,035 and R$ 20,531 at December 31, 2006 and 2005, respectively, was written-off for US GAAP purposes. The net effects from amortization and deferrals in the statement of operations at December 31, 2006, 2005 and 2004 were an increase of R$ 10,496, R$ 18,566 and R$ 9,854 respectively.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

SFAS No. 132 (revised 2003), “Employers' Disclosures about Pensions and Other Postretirement Benefits” sets forth the requirements for information that must be disclosed with respect to the Company’s pension plans.

After the issuance of SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, in September 2006, an employer is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

Another requirement of the statement is that the employer must disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.

The additional adjustments required by the SFAS 158 has been made after the accounting according to the SFAS 87 and SFAS 132.

Although the adopted accounting standard under BR CL requires the Company to recognize pension obligation based on actuarial methods effective January 1, 2002, differences under BR CL related to the prescribed actuarial methods, date of first adoption and amortization of transition obligations, among others, as compared with those under US GAAP, generate reconciling adjustments for US GAAP purposes.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

Retained earnings was reduced in the first year of presentation (1998) for the actuarial liability computed under SFAS No. 87. and the balance of amounts due from the State Government for pensions paid was charged to income, as this amount relates to a charge for past services rendered by the Company’s former employees. Amounts reimbursed to the Company by the State Government were accounted for as additional paid-in capital and a reduction of the actuarial liability to reflect gross benefits paid. The remaining unpaid reimbursable balance due from the State Government (effectively a subscription receivable) was charged off as a deduction to shareholders' equity.

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

During the year ended December 31, 2000, in the financial statements prepared in accordance with BR CL, sabbatical leave accruals totaling R$ 23,747, which had in prior years been charged to income, and were accounted for as a receivable (reimbursement) due from the State Government, were reversed, as the Company does not consider this to be an expense under BR CL. Similarly, during December 31, 2006, 2005 and 2004, total amounts not accrued were R$ 1,991, R$ 968 and R$ 14,743, respectively. Such amounts, consistent with the US GAAP difference mentioned above, were ‘pushed down’ as expenses in the reconciliation to US GAAP.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(iv) Summary of pension benefits adjustments

The effects included in the shareholders' equity reconciliation arising from these different criteria for pension and benefit accounting are presented below:

	2006	2005

Plan G1
Accrued pension liability under US GAAP (SFAS 87)	(644,760)	(585,637)
Accrued pension liability under BR CL	321,212	276,558

Difference Plan G1 (SFAS 87)	(323,548)	(309,079)

Incremental Effect of Applying SFAS Nº 158	361,450
Difference Plan G1	37,902	(309,079)

Plan G0
Accrued pension cost under US GAAP (SFAS 87)	(1,156,492)	(1,130,511)

Incremental Effect of Applying SFAS Nº 158	(87,575)	-
Difference Plan G0	(1,244,067)	(1,130,511)

Sabbatical paid leave
Recognition of reversed expense (i) (iii)	(8,565)	(10,556)

Push-down accounting of Plan G0 and sabbatical
paid leave
Gross amount paid for Plan G0 and sabbatical paid leave
recorded as receivables from the State
Government (i)	(889,425)	(787,684)

Additional paid-in capital - Plan G0 and sabbatical
paid leave reimbursed by the State Government (i)	114,970	114,970

The effects included in the reconciliation of net income (los) arising from these different criteria for pension and benefit accounting are presented bellow:

	2006	2005	2004

Plan G1
Accrued pension obligation Plan G1	(14,469)	45,163	41,617

Plan G0
Accrued pension obligation Plan G0	(25,981)	(27,258)	(37,148)

Sabbatical paid leave

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	2006	2005	2004

Recognition of reversed expense	1,991	968	14,743

Push-down accounting of Plan G0 and sabbatical
paid leave
Gross amount paid for Plan G0 and sabbatical
paid leave recorded as receivables from the
State Government	(101,741)	(96,388)	(85,340)

(j) Capitalization of debt issuance costs

Under BR CL the costs associated with issuance of debts are recognized as a operational expenses. Under US GAAP, APB 21 – “Interest on Receivables and Payables” debt issue costs are deferred and amortized using the effective interest method over the remaining term of the applicable debt obligations. At December 31, 2006, the balance of deferred debt issue costs included as an adjustment to shareholders’ equity, related to debt issue costs was R$ 11,331 (in 2005 was R$ 13,976), net of accumulated amortization.

(k) Donations

Under BR CL these amounts, which comprise principally contributions of property, plant and equipment that we receive from third parties, were recorded at fair value, generally determined based on estimates of the current replacement cost of the assets contributed, as a revenue until December 31, 2003 an as a credit to other capital reserves after this date.

For U.S. GAAP purposes, the amounts recorded as revenues and capital reserves related to donations received from third parties would be classified as a deferred credit, recorded as a reduction of the related amount of property, plant and equipment in the balance sheet, and amortized to reduce depreciation expense over the related estimated useful life of the donated assets. Prior to 2006, we did not account for any differences between BR CL and US GAAP, as the amounts of such donations have not historically been, and were not expected to be material. However, in light of the cumulative nature of such donations, beginning January 1, 2006, we began accounting for such differences.

As a result, shareholders equity under U.S. GAAP was lower by R$ 69,535, net of tax effects, as compared to BR CL at December 31, 2006. Net income in 2006 was also lower by R$15,871, net of tax effects, as compared to BR CL, as a result of the cumulative differences in the accounting for donations under BR CL. The related impacts on prior year results of operations were not material.

(l) Segment reporting

Under BR CL, no separate segment reporting is required.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

(m) Comprehensive income

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

(n) Provision for dividends and interest on shareholders' equity

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

Interest on shareholders' equity per thousand common shares for the years ended December 31, 2006, 2005 and 2004 were as follows:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	December 31,

	2006	2005	2004

Interest on shareholders'
equity per shares	1.19	1.53	0.67

(o) Related parties

Under BR CL, related parties are generally defined in a more limited manner and require fewer disclosures than US GAAP. The Company has expanded its disclosure for purposes of BR CL.

No adjustments have been included in the reconciliation from BR CL to US GAAP.

(p) Items posted directly to shareholders' equity accounts

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

(q) Discounting

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

No adjustments have been included in the reconciliation from BR CL to US GAAP as the Company had no long-term trade accounts payables or receivables potentially subject to discounting at December 31, 2006, 2005 and 2004.

(r) Classification of statement of operations line items

Under BR CL, as noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of operations under BR CL to present a condensed statement of operations prepared in accordance with US GAAP. The reclassifications are summarized as follows:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

(s) Earnings per share

Under BR CL, net income per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares, because this is the minimum number of shares of the Company that can be traded on the stock exchanges.

Under US GAAP, in accordance with SFAS No.128, "Earnings per Share", the presentation of earnings per share is required for public companies, including earnings per share from continuing operations and net income per share on the face of the statement of operations, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the statement of operations or in a note. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data are based on the weighted average number of shares outstanding during the period and all potentially dilutive shares outstanding during each period presented, respectively.

Statement 128 requires the retroactive restatement of earnings-per-share computations for stock dividends, stock splits, and reverse splits. If a stock dividend or split is consummated after the close of the period but prior to the issuance of the financial statements, the earnings-per-share computation should be based on the new number of shares.

The Board of Directors, in its meeting on March 30, 2007, approved the proposal for submission to the Annual Shareholders’ Meeting, which took place on April 30, 2007, of the Grouping of Shares. On June 4, 2007, the shares were grouped in the proportion of 125 (one hundred twenty five) shares to 1 (one) share. The capital stock is represented by 227,836,623 common nominative and scriptural shares, without par value, remaining unchanged Sabesp’s capital stock.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Simultaneously to the grouping operation, the American Depositary Receits (ADR’s) started to be traded in the proportion of 2 (two) shares to each ADR.

Considering the grouping of shares mentioned above the weighted-average number of shares used in computing basic earnings per share for December 31, 2006, 2005 and 2004 was 227,836,623. The Company had no potentially dilutive shares outstanding during 2006, 2005 or 2004.

(t) Financial statement note disclosures

BR CL requires, in general, less information to be disclosed in the notes to the financial statements than US GAAP. The additional disclosures required by US GAAP which are relevant to these financial statements are included in this Note 23, 24 and 25.

(u) Leasing Transactions

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Net income (loss) reconciliation of the differences between BR CL and US GAAP

The following is a reconciliation of the differences in net income (loss) between BR CL and US GAAP:

		2006	2005	2004

Net income as reported under the BR CL		778,905	865,647	513,028

Depreciation of additional inflation restatement
in 1996 and 1997	(a) (i)	(75,541)	(61,955)	(70,251)
Reversal of depreciation of revaluation increments	(f) (i)	102,272	89,449	104,500
Depreciation of supplementary restatement prior
to 1991	(a) (ii)	(118,243)	(103,420)	(120,820)
Deferred tax effects on above (excluding
revaluation)	(b)	65,887	56,228	64,964

Net income as reported under the BR CL,
adjusted for inflation restatements and
revaluations		753,280	845,949	491,421

Accrued pension cost - Plan G1	(i)	(14,469)	45,163	41,617
Accrued supplementary pension cost - Plan G0	(i)	(25,981)	(27,258)	(37,148)
Sabbatical leave benefits	(i)	1,991	968	14,743
Actuarial liability (Plan G0) and sabbatical leave
benefits push-down recognition	(i)	(101,741)	(96,388)	(85,340)
Capitalized interest	(f) (ii)	16,024	25,929	17,934
Interests on Capital Leasing	(u)	6,967	(645)
Deferred charges, net of effects of accumulated
amortization	(g)	10,496	18,566	9,854
Capitalization of debt issuance costs	(j)	(2,645)	13,976
Deferred Credits - Donations	(k)	(26,622)
Dismissal Encouragement Program	(h)	-	-	(18,113)

		617,300	826,260	434,968

Deferred income taxes effects:
Other GAAP differences above, excluding
reversal of revaluation increments	(b)	5,184	(35,016)	(17,439)

Net income under US GAAP		622,484	791,244	417,529

Net income per thousand common shares
Basic and diluted (in reais)	(s)	2.73	3.47	1.83

Weighted average number of common shares
outstanding on December 31,
2006	(s)	227,836,623	227,836,623	227,836,623

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Shareholders' equity reconciliation of the differences between BR CL and US GAAP

The following is a reconciliation of the differences in shareholders’ equity between BR CL and US GAAP:

		2006	2005

Shareholders' equity, as reported under BR CL		9,018,482	8,482,548

Add (deduct):
Additional inflation restatement in 1996 and 1997, net	(a) (i)	1,171,576	1,247,117
	(a) (i)/
Reversal of revaluation increments, net	(f) (i)	(2,427,499)	(2,529,771)
Supplementary restatement prior to 1991, net	(a) (ii)	2,806,638	2,924,881
Deferred tax effects on above (excluding revaluation)	(b)	(1,301,684)	(1,367,571)

Shareholders' equity, as reported under BR CL, adjusted for
inflation restatements and revaluations		9,267,513	8,757,204

Accrued pension cost - Plan G1	(i)	37,902	(309,079)
Accrued supplementary pension cost -Plan G0	(i)	(1,244,067)	(1,130,511)
Actuarial liability (Plan G0) and sabbatical leave expense
push-down recognition	(i)	(889,425)	(787,684)
Additional paid-in capital - Plan G0 and sabbatical expense
reimbursed by the State Government	(i)	114,970	114,970
Sabbatical paid leave of absence benefits	(i)	(8,565)	(10,556)
Capitalized interest	(f) (ii)	147,458	131,434
Interests on Capital Leasing	(u)	6,322	(645)
Deferred charges expensed, net	(g)	(10,035)	(20,531)
Capitalization of debt issuance costs	(j)	11,331	13,976
Deferred Credits - Donations	(k)	(80,286)
Other GAAP differences	(e)	(93)	(30)
Deferred income taxes effects:
Other deferred tax effects on US GAAP differences above,
excluding adjustments for available-for-sale securities,
inflation restatements and revaluation increments		(54,861)	62,848

Shareholders' equity under US GAAP		7,298,164	6,821,396

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Supplemental Condensed Financial Statement Information in Accordance with US GAAP.

The following presents condensed financial statement information in accordance with US GAAP.

	2006	2005

Assets

Current assets
Cash and cash equivalents	328,206	124,390
Short term investments	-	155,783
Customer accounts receivable, net	1,111,289	1,069,098
Receivables from shareholder, net	367,864	292,507
Inventories	48,889	36,070
Taxes recoverable	31,582	853
Other current assets	28,852	26,915

Total current assets	1,916,682	1,705,616

Investments	627	710
Intangible assets – concession rights, net	495,118	502,518
Property, plant and equipment, net	15,473,542	15,393,916

Other long-term assets
Customer accounts receivable, net	296,562	263,356
Receivables from shareholder, net	89,012	127,880
Escrow deposits	33,835	23,857
Indemnities receivable	148,794	148,794
Other assets	44,525	43,151

	612,728	607,038

Total assets	18,498,697	18,209,798

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	2006	2005

Liabilities and shareholders’ equity

Current liabilities
Accounts payable to suppliers and contractors	144,167	77,781
Loans and financing	852,475	759,013
Accrued payroll and related charges	177,705	117,289
Deferred income taxes	69,281	47,378
Taxes payable	105,552	106,131
Accrued pension obligation
Plan G0	110,059
Provisions for contingencies	2,294	28,520
Interest on shareholders’ equity	511,519	409,725
Services Received	152,953	107,660
Other current liabilities	99,312	103,621

Total current liabilities	2,225,317	1,757,118

Long-term liabilities
Loans and financing	5,459,938	5,905,208
Taxes payable	230,440	256,114
Accrued pension obligation
Plan G0	1,134,008	1,130,511
Plan G1	283,310	585,637
Provisions for contingencies	655,258	579,808
Deferred income taxes	1,160,792	1,139,346
Other liabilities	51,470	34,660

Total long-term liabilities	8,975,216	9,631,284

Commitments and contingencies

Shareholders’ equity
Paid-in capital	3,518,658	3,518,658
Capital reserves	53,026	78,820
Supplementary and additional inflation restatement reserves	3,978,214	4,171,998
Accumulated other comprehensive income net of taxes	150,982
Appropriated earnings	254,219	215,273
Accumulated deficit	(656,935)	(1,163,353)

Total shareholders’ equity	7,298,164	6,821,396

Total liabilities and shareholders’ equity	18,498,697	18,209,798

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Condensed Statements of Operations in accordance with US GAAP

	2006	2005	2004

Gross revenue from sales and services	5,984,012	5,356,326	4,642,491
Taxes on sales and services	(456,679)	(402,963)	(245,419)

Net revenue from sales and services	5,527,333	4,953,363	4,397,072
Cost of sales and services	(2,822,616)	(2,570,180)	(2,443,965)

Gross profit	2,704,717	2,383,183	1,953,107
Operating expenses
Selling	(737,303)	(555,435)	(521,532)
Administrative	(428,670)	(350,180)	(324,119)
Other operating expenses, net	(87,380)	(7,356)	(34,465)

Income from operations	1,451,364	1,470,212	1,072,991
Financial expenses, net	(542,266)	(401,894)	(479,243)

Income before taxes on income	909,098	1,068,318	593,748
Income and social contribution taxes	(286,614)	(277,074)	(176,219)

Net income for the year	622,484	791,244	417,529

Net income per thousand shares Basic and
diluted (in reais)	2.73	3.47	1.83

Weighted average number of common shares
outstanding	227,836,623	227,836,623	227,836,623

Condensed Statement of Comprehensive Income (Loss) in accordance with US GAAP (under SFAS No. 130)

	2006	2005	2004

Net income for the year	622,484	791,244	417,529

Unrealized gains (losses) on available-for-sale securities	(63)	62	7

Comprehensive income	622,421	791,306	417,536

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Condensed Statement of Changes in Shareholders' Equity in accordance with US GAAP.

	2006	2005	2004

Balance at beginning of the year	6,821,396	6,364,777	6,085,624

Donations	(25,794)	13,529	14,552
Unrealized gains (losses) on available-for-sale
securities	(63)	62	7
Effects of Applying SFAS Nº 158:
Pension Plan - Plan G1	238,557	-	-
Pension Plan - Plan G0	(87,575)	-	-
Net income for the year	622,484	791,244	417,529

Interest on shareholders' equity	(270,841)	(348,216)	(152,935)

Balance at end of the year	7,298,164	6,821,396	6,364,777

Recently Issued Accounting Pronouncements

The Financial Accounting Standard Board (“FASB”) has issued some accounting pronouncements and interpretations, but neither of the standards or interpretations had impacted materially the Financial Statements of the company as described below:

In February 2006, the FASB issued Statement No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of FASB Statement No. 133 and 140 (“SFAS 155”), which permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. The adoption of the pronouncement is not expected to have a material effect to SABESP financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets". SFAS 156 amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted in certain cases. The impact of adopting this new rule is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” An Interpretation of SFAS No. 109,” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 requires that realization of an uncertain income tax position must be “more likely than not” (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements.

Further, this interpretation prescribes the benefit to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. Additionally, FIN 48 provides guidance on derecognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. SABESP is currently evaluating the effect the application of FIN 48 will have on its financial statements.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS No.157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The transition adjustment, which is measured as the difference between the carrying amount and the fair value of those financial instruments at the date this statement is initially applied, should be recognized as a cumulative effect adjustment to the opening balance of retained earnings for the fiscal year in which this statement is initially applied. SABESP is currently evaluating the effect the application of SFAS No. 157 will have on its financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 108, Considering the Effects on Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 requires registrants to quantify errors using both the income statement method (i.e. iron curtain method) and the rollover method and requires adjustment if either method indicates a material error. If a correction in the current year relating to prior year errors is material to the current year, then the prior year financial information needs to be corrected. A correction to the prior year results that are not material to those years would not require a restatement process where prior financials would be amended. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company has assessed SAB 108 and has concluded that it did not have a material effect on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)”.

The SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

Another requirement of the statement is that the employer must disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The adoption of the pronouncement has impacted the SABESP‘s financial statements as presented on note 23.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

In February 2007, the FASB issued SFAS No. 159 which provides reporting entities an option to report selected financial assets, including investment securities designated as available for sale, and liabilities, including most insurance contracts, at fair value. SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users’ understanding of a reporting entity’s choice to use fair value on its earnings and also requires entities to display on the face of the balance sheet the fair value of those assets and liabilities for which the reporting entity has chosen to measure at fair value. SFAS No. 159 is effective as of the beginning of a reporting entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157. Because application of the standard is optional, any impacts are limited to those financial assets and liabilities to which SFAS No. 159 would be applied, which has yet to be determined, as is any decision concerning the early adoption of the standard.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

24. ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP

(a) Pension and post-retirement benefits

    (i) Pension plan - Plan G1

The Company sponsors a defined-benefit pension plan ("Plan G1"), which is operated and administered by “SABESPREV”. The status of this pension plan and the related actuarial assumptions presented in accordance with US GAAP are as follows:

	2006	2005

Accumulated benefit obligation
Vested	331,324	369,490
Non-vested	669,684	270,764

Total	1,001,008	640,254

Projected benefit obligation	1,096,219	790,552
Fair value of plan assets	(812,909)	(678,185)

Funded position	283,310	112,367

Unrecognized net transition obligation	-	(29,082)
Unrecognized net gains	361,450	502,352

Accrued pension liability (SFAS Nº 87)	644,760	585,637

Incremental Effect of Applying SFAS Nº 158	(361.450)	-
Accrued pension liability recorded in Balance

Sheet (SFAS Nº 158)	283.310	585,637

	2007(1)	2006	2005	2004

Net periodic pension cost
Service cost	33,440	17,545	9,889	11,960
Interest cost	131,848	93,270	91,886	93,991
Expected return on assets	(96,439)	(83,065)	(70,222)	(58,478)
Amortization of transition obligation		29,082	29,082	29,082
Amortization of actuarial gain	(22,687)	(29,092)	(26,341)	(17,484)
Employee contributions	(12,925)	(15,410)	(13,752)	(13,754)

Total net periodic pension cost	33,237	12,330	20,542	45,317

Weighted-average assumptions
Discount rate (nominal)		12.3%	12.3%	12.3%

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Projected long-term inflation rate	4.0%	4.0%	4.0%
Expected return on plan assets	12.1%	12.1%	12.1%
Rate of compensation increase	6.1%	6.1%	6.1%

(1) Expected NPPC for 2007 according to the Actuarial Report.

The reconciliation of changes in the projected benefit obligation and the fair value of plan assets is as follows for the years ended December 31:

	2006	2005	2004

Change in projected benefit obligation
At beginning of year	790,552	760,015	774,126
Service cost	17,545	9,889	11,960
Interest cost	93,270	91,886	93,991
Actuarial (gain) loss	225,373	(40,978)	(93,546)
Benefits paid	(30,521)	(30,260)	(26,516)

At end of year	1,096,219	790,552	760,015

Change in fair value of plan assets
At beginning of year	678,185	584,702	482,881
Actual return on plan assets	138,444	98,667	104,015
Employer contributions	11,391	11,324	10,298
Employee contributions	15,410	13,752	14,024
Gross benefits paid	(30,521)	(30,260)	(26,516)

At end of year	812,909	678,185	584,702

Funded status	283,310	112,367	175,313
Unrecognized actuarial gain	361,450	502,352	459,269
Unrecognized net transition obligation	-	(29,082)	(58,164)

Net amounts recognized in financial
statements (SFAS Nº 87)	644,760	585,637	576,418

Incremental Effect of Applying SFAS Nº 158	(361,450)	-	-

Net amounts recognized in financial
statements (SFAS Nº 158)	283,310	585,637	576,418

The date used to determine pension benefits was December 31, 2006.

The amortization of the unrecognized liability at transition is over 16 years commencing on January 1, 1990.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

Assets category	%

Equity securities	17.1
Real estate	6.0
Loans	3.6
Fixed income	73.3

Total	100.00

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The weighted average actual asset allocations of Plan G1 at December 31 by asset category, are as follows for the years ended December 31:

	%

Asset Category	2006	2005

Equity securities	13	15
Real estate	6	6
Loan	3	-
Fixed income	78	79

Total	100	100

Expected future benefit payments, which reflect expected future service as appropriate, under Plan G1 are as follows:

G1 Plan

2007	52,044
2008	57,825
2009	64,273
2010	70,711
2011	77,509
Years 2012-2021	1,032,647

Total	1,355,009

The expected Company’s contributions for 2007 amounts to R$ 12,624.

(ii) Pension plan - Plan G0

The Company is also co-obligor to a supplemental defined benefit pension plan ("Plan G0").

The status of the supplemental pension benefit plan and the related actuarial assumptions used in accordance with US GAAP are as follows:

	2006	2005

Accumulated benefit obligation
Vested	1,195,637	1,006,397
Non-vested	1,299	83,681

Total	1,196,936	1,090,078

Projected benefit obligation	1,244,067	1,096,517

Funded position	1,244,067	1,096,517

Unrecognized actuarial gain	(87.575)	33,994

Accrued pension liability (SFAS Nº 87)	1.156.492	1,130,511

Incremental Effect of Applying SFAS Nº 158	87,575	-

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	2006	2005

Accrued pension liability recorded in balance sheet
(SFAS Nº 158)	1.244,067	1,130,511

	2007(1)	2006	2005	2004

Net periodic pension cost
Service cost	24	397	1,858	2,531
Interest cost	146,167	126,262	121,685	117,547
Amortization of transition obligation			-	-
Total net periodic pension cost	146,191	126,659	123,543	120,078

Weighted-average assumptions
Discount rate (nominal)		12.3%	12.3%	12.3%
Projected long-term inflation rate		4.0%	4.0%	4.0%
Rate of compensation increase		6.1%	6.1%	6.1%

(1) Expected NPPC for 2007 according to the Actuarial Report.

The reconciliation of changes in the projected benefit obligation is as follows:

	Years Ended December 31,

	2006	2005	2004

Change in projected benefit obligation
At beginning of year	1,096,517	1,034,285	997,534
Service cost	397	1,858	2,531
Interest cost	126,262	121,685	117,547
Actuarial (gain) loss	121,568	34,975	(397)
Benefits paid	(100,677)	(96,286)	(82,930)

At end of year	1,244,067	1,096,517	1,034,285

Funded status	1,244,067	1,096,517	1,034,285
Unrecognized actuarial gain	(87,575)	33,994	68,968
Net amounts recognized in financial
statements (SFAS Nº 87)	1,156,492	1,130,511	1,103,253

Incremental Effect of Applying SFAS Nº 158	87,575	-	-
Net amounts recognized in financial

statements (SFAS Nº 158)	1,244,067	1,130,511	1,103,253

The date used to determine pension benefits was December 31, 2006.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The amortization of the unrecognized liability at transition was over 15 years commencing on January 1, 1988.

Expected future benefit payments, which reflect expected future service as appropriate, under Plan G0 are as follows:

G0 Plan

2007	110,059
2008	110,029
2009	109,802
2010	109,448
2011	109,204
Years 2012-2021	1,028,661

Total	1,577,203

(iii) Effect of initial recognition of the provisions of SFAS 158:

	Adjustment
	Before		After
	Aplication	Unfunded	Aplication
	of SFAS	Pension	of SFAS
	158	Plans	158

Total assets	18,513,013	-	18,513,013
Accred Pension Obligation – ST
Plan G0	-	110,059	110,059
Accred Pension Obligation – LT
Plan G0	1,156,492	(22,484)	1,134,008
Plan G1	644,760	(361,450)	283,310
Deferred income tax - LT	1,037,899	122,893	1,160,792
Total liabilities	9,140,514	(150,982)	8,989,532
Accumulated other comprehensive income net of taxes	-	150,982	150,982
Total stockholders’ equity	7,147,182	150,982	7,298,164

(b)	Other information

(i)	Concentration of labor in unions –

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

(ii) Law 11.445/07

On January 5, 2007, Law No. 11,445 was enacted to regulate the basic sanitation industry in Brazil. This law is in its initial stage of implementation and we cannot anticipate the effects that it will have on our operations and business. There are several uncertainties related to the new legislation, mainly with respect to the creation of the regulatory authority for the basic sanitation industry and the tariff adjustment formula and structure that will be used for new concession contracts that we enter into under the new law, which could have a material adverse effect on us.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

25. SUPPLEMENTAL INFORMATION

(a) Statement of Cash Flow

The statement of cash flows reflects the Company’s operating, investing and financing activities derived from accounting records prepared in accordance with Brazilian Corporate Law and has been presented in accordance with International Accounting Standards (IAS) No. 7 - “Cash Flow Statements”.

	Year ended December 31,

	2006	2005	2004

Cash flow from operating activities:
Net income for the year	778,905	865,647	513,028
Adjustments to reconcile net income:
Deferred taxes and contributions	(8,473)	(32,470)	340
Provisions for contingencies	144,480	143,586	91,183
Reversal of provision for losses	(8,819)
Other provisions	7,504
Pension obligation	60,070	68,665	89,906
Write-off of property, plant and equipment	47,807	19,051	34,440
Write-off of deferred assets	5,195	6,700
Write-off of investments	20	4,360
Gain in the sale of fixed assets	(1,294)
Depreciation	614,051	564,392	570,353
Amortization	28,120	31,589	28,558
Interests calculated on loans and financing payable	619,909	677,921	693,684
Interests, Monetary and foreign exchange variation	(8,380)	(226,573)	(101,718)
Bad debt expense	411,918	255,292	241,577

Changes in Working Capital:
Customers accounts receivable	(458,824)	(359,894)	(413,886)
Inventories	(12,851)	(6,466)	(7,296)
Transactions with related parties	(151,343)	(250,530)	(271,604)
Other assets	(66,412)	(15,288)	(20,639)

Change in Liabilities:
Suppliers	50,176	8,950	4,613
Payroll and related charges	60,416	10,061	(28,066)
Taxes and contributions Payable	(43,899)	(50,064)	6,639
Contingencies	(79,801)	(13,921)	(4,416)
Other obligations	32,349	36,567	14,399

Cash flow from operating activities	2,020,824	1,737,575	1,441,095

Cash flow from investment Activities:
Purchase of property, plant and equipment	(842,454)	(638,372)	(649,402)
Increase in intangibles	(12,630)	(4,748)	(25,824)
Sale of property, plant and equipment	7,837	-	176
Increase in deferred asset	(2,789)	(106)	(444)

Net cash from in investment activities	(850,036)	(643,226)	(675,494)

Cash flow from financing activities

Loans and Financing
Funds raised	706,774	1,153,479	910,722
Repayments	(1,660,482)	(1,991,370)	(1,719,283)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	Year ended December 31,

	2006	2005	2004

Payment of interest on shareholders’ equity	(169,047)	(81,842)	(132,496)

Net cash used in financing activities	(1,122,755)	(919,733)	(941,057)

Increase in cash and cash equivalents	48,033	174,616	(175,456)

Cash and cash equivalents at the beginning of the year	280,173	105,557	281,013

Cash and cash equivalents at the end of the year	328,206	280,173	105,557

Supplementary cash flow information:
Interests and fees paid on loans and financings	637,989	701,641	701,261
Income tax and social contribution paid	404,272	359,826	129,973

Non - cash transactions
Property, plant and equipment received as donations	27,870	13,529	14,552

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

	Year Ended December 31, 2006

	Water	Sewage
	system	system	Consolidated

Gross revenue from sales and services	3,093,122	2,530,796	5,623,918
Gross sales revenue – wholesale	265,298	1,870	267,168
Other sales and services	60,738	32,188	92,926

	3,419,158	2,564,854	5,984,012
Taxes on sales and services	(241,885)	(214,794)	(456,679)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Net revenue from sales and services	3,177,273	2,350,060	5,527,333

Cost of sales and services and operating
expenses	(2,460,178)	(1,263,178)	(3,723,356)

Income from operations before financial
expenses, net	717,095	1,086,882	1,803,977

	Year Ended December 31, 2006

			Common
			assets and
			concession
	Water	Sewage	assets
	system	System	acquired	Consolidated

Depreciation and amortization charges
BR CL	(361,675)	(280,496)	-	(642,171)
US GAAP	(411,959)	(319,493)	-	(731,452)

Additions to property, plant and
equipment
BR CL	349,708	430,305	24,934	804,947
US GAAP	349,708	453,949	24,934	828,591

	Year Ended December 31, 2005

	Water	Sewage
	system	system	Consolidated

Gross revenue from sales and services	2,771,633	2,256,857	5,028,490
Gross sales revenue – wholesale	241,209	-	241,209
Other sales and services	57,034	29,593	86,627

	3,069,876	2,286,450	5,356,326
Taxes on sales and services	(213,394)	(189,569)	(402,963)

Net revenue from sales and services	2,856,482	2,096,881	4,953,363
Cost of sales and services and operating
expenses	(2,205,146)	(1,058,644)	(3,263,790)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

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

Year Ended December 31, 2004

Common

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

			assets and
			concession
	Water	Sewage	assets
	system	System	acquired	Consolidated

Depreciation and amortization charges
BR CL	(333,200)	(265,711)	-	(598,911)
US GAAP	(380,346)	(303,308)	-	(683,654)

Additions to property, plant and
equipment
BR CL	207,651	336,545	56,707	600,903
US GAAP	207,651	359,437	56,707	623,795

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

27. SUBSEQUENT EVENT

Program Contract with the Municipality of Lins.

Federal Law nr. 11,107 of April 2006 created the “Program Contract” as the legal instrument to the set up of obligations related to the transfer of public services between the entities of the Federation. This new juridical model is called associated management. The cooperation agreement is the juridical instrument able to discipline the associated management of public services, according to the provisions of article 241 of the Federal Constitution.

Thus, authorized by the cooperation agreement between the municipality of Lins and the State of São Paulo, Sabesp formalized, in January 26, 2007, the program contract with this municipality, which objective is the provision of services of water supply and sanitary sewage for 30 years, being extendable for an equal period. By the agreement, it is attributable to the State of São Paulo, through the Secretary of Sanitation and Energy, to establish the targets and define the basic sanitation policy in the State of São Paulo, incorporating the specific targets expected for the Municipality. The compensation system of the services will be by means of tariff, to be set up by the Municipality and it shall be revised, when necessary, to insure the economic-financial balance of the contract.

All assets and rights pre-existing to the contract as well as those acquired during its term integrate the services of water supply and sanitary sewage. The pre-existing amounts invested by Sabesp referring to the assets reversible by force of the concession contract terminated in 2005 remain as its property and they shall be indemnified by the municipality, in case of extinction of the present contract, when the assets will be transferred to the municipality and, then, the amount of indemnification, at the time of extinction, shall be set up. The new reversible assets shall be amortized within the period of the contract and they shall be indemnified by the municipality to Sabesp, in case of the extinction of the contract before it matures.

Grouping of Shares

The Board of Directors’, in its meeting on March 30, 2007, approved the proposal for submission to the Annual Shareholders’ Meeting, to take place on April 30, 2007, the Grouping of Shares. On June 4, 2007, the shares were grouped in the proportion of 125 (one hundred twenty five) shares to 1 (one) share. The capital stock is represented by 227,836,623 common nominative and scriptural shares, without par value, remaining unchanged Sabesp’s capital stock.

Simultaneously to the grouping operation, the American Depositary Receits (ADR’s) started to be traded in the proportion of 2 (two) shares to each ADR.

28. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Cash and cash equivalents

Subsequent to the issuance of the financial statements for the year ended December 31, 2005, management determined that certain investments included in exclusive investment funds that were previously classified as cash equivalents under Brazilian GAAP should not have been classified as cash equivalents under US GAAP, since the investments have original maturities of over 90 days. Cash flows from investing activities in Note 23 have been restated to correct this classification. These reclassifications had no impact on shareholders’ equity or net income for the periods presented. Under US GAAP, the summary of the effects of these restatements is as follows:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	2005		2004		2003

	Previously		Previously		Previously
	reported	Restated	reported	Restated	reported	Restated

Cash and cash equivalents under
US GAAP	280,173	124,390	105,557	49,589	281,013	116,457
Short-term investments	-	155,783	-	55,968	-	164,556

Cash from operating activities
under US GAAP	1,737,575	1,637,760	1,441,095	1,549,683

Increase/(decrease) in cash and
cash equivalents under US GAAP	174,616	74,801	48,033	(66,868)