Form 20-F
period 2007-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2008-07-11
CIK 1170858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ or ______
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ______

Commission file number 001-31317
Companhia de Saneamento Básico

do Estado de São Paulo-SABESP

(Exact name of Registrant as specified in its charter)
Basic Sanitation Company

of the State of São Paulo-SABESP

(Translation of the Registrant’s name into English)
Federative Republic of Brazil
(Jurisdiction of incorporation or organization)
Rua Costa Carvalho, 300
05429-900 São Paulo, SP, Brasil
(Address of principal executive offices)

Rui de Britto Álvares Affonso
raffonso@sabesp.com.br
(+55 11 3388 8247)
Rua Costa Carvalho, 300 05429-900 São Paulo, SP, Brasil

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, without par value	New York Stock Exchange*
American Depositary Shares, evidenced by American Depositary	New York Stock Exchange
Receipts, each representing 2 Common Shares(1)
________________________
* Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

(1) Until June 8, 2007, American Depositary Shares, evidenced by American Depositary Receipts, each representing 250 Common Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

227,836,623 Common Shares, without par value, as of December 31, 2007

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

  Yes             No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large acelerated filer                      Accelerated filer                           Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

  Item 17            Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

  Yes             No

i

PRESENTATION OF FINANCIAL INFORMATION

In this annual report, references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars” or “US$” are to United States dollars. Solely for the convenience of the reader, we have translated some of the real amounts contained in this annual report into U.S. dollars at a rate equal (unless otherwise indicated) to R$1.7713 to US$1.00, the commercial selling rate as of December 31, 2007 as reported by the Central Bank of Brazil, or the Central Bank. As a result of the recent fluctuations in the real/U.S. dollar exchange rate, the commercial selling rate may not be indicative of current or future exchange rates. Therefore, you should not read these translations as representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “Item 3.A. Selected Financial Data—Exchange Rates” for information regarding exchange rates allocable to the Brazilian currency since January 1, 2002.

Our audited financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 are included in this annual report. The financial statements as of and for the years ended December 31, 2005, 2006 and 2007 have been audited by Deloitte Touche Tohmatsu Auditores Independentes, São Paulo, Brazil. The selected financial data as of December 31, 2003 and 2004 is derived from our financial statements audited by Deloitte Touche Tohmatsu Auditores Independentes for the year ended December 31, 2003 and 2004, both included in previously filed annual reports.

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

The Brazilian Corporate Law Method differs in significant respects from U.S. GAAP. Note 26 to our financial statements provides a description of the differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to our financial statements and a reconciliation from the Brazilian Corporate Law Method to U.S. GAAP, for periods presented therein, of our net income and shareholders’ equity. The reconciliation from the financial statements prepared in accordance with the Brazilian Corporate Law Method to U.S. GAAP includes, among others, adjustments for differences related to the accounting for past revaluations of property, plant and equipment, historical inflation accounting and accounting for pension and other employee benefits.

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

In this annual report, we refer to the “São Paulo Metropolitan Region,” the area where the Metropolitan Executive Office operates, comprising 38 municipalities, including the City of São Paulo. We refer to the “Regional Systems,” the area where the Regional Systems Executive Office operates, comprising 328 municipalities in the interior and coastline regions of the State of São Paulo. As of the date of this annual report, we provide water supply and sewage services to a total of 366 of the 645 municipalities in the State of São Paulo.

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
  the creation of the São Paulo State Sanitation and Energy Regulatory Agency – ARSESP and its impacts;
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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

2.A. Offer Statistics

Not applicable.

2.B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The data in this section as of December 31, 2006 and 2007 and for each of the three years ended December 31, 2007 have been derived from our audited financial statements, which appear elsewhere in this document. The selected financial data as of December 31, 2003, 2004 and 2005, and for each of the two years ended December 31, 2004 have been derived from our audited financial statements, which do not appear elsewhere in this document.

Our financial statements have been prepared in accordance with the Brazilian Corporate Law Method, which differs in significant respects from U.S. GAAP (see note 26 to our financial statements). You should read this selected financial data in conjunction with our financial statements and the related notes thereto included in this annual report. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2007 have been translated into U.S. dollars at the selling rate as of December 31, 2007 of R$1.7713 per US$1.00.

The following table presents our selected financial data as of and for each of the periods indicated.

	As of and for the year ended December 31,

	2003	2004	2005	2006	2007

	(in millions, except per share and per ADS data)
Brazilian Corporate Law Method
	R$	R$	R$	R$	R$	US$
Statement of operations data:
Net revenue from sales and services	4,130.8	4,397.1	4,953.4	5,527.3	5,970.8	3,370.9
Cost of sales and services	(2,067.1)	(2,253.4)	(2,376.4)	(2,616.8)	(2,695.7)	(1,521.9)
Gross profit	2,063.6	2,143.7	2,577.0	2,910.5	3,275.1	1,849.0
Selling expenses	(297.5)	(502.5)	(537.8)	(719.2)	(639.6)	(361.1)
Administrative expenses	(254.1)	(313.6)	(349.6)	(387.4)	(559.2)	(315.7)
Financial income (expenses), net	(346.5)	(503.7)	(447.0)	(563.3)	(560.9)	(316.7)
Income from operations(1)	1,165.5	823.9	1,242.6	1,240.6	1,515.4	855.5
Non-operating income (expenses), net	(54.5)	(33.9)	(25.4)	(50.9)	(35.1)	(19.9)
Income before taxes on income	1,111.1	790.0	1,217.2	1,189.7	1,480.3	835.6
Income tax and social contribution	(242.6)	(241.9)	(316.5)	(375.7)	(431.6)	(243.6)
Extraordinary item, net of income and social
contribution taxes(2)	(35.1)	(35.1)	(35.1)	(35.1)	-	-
Net income	833.3	513.0	865.6	778.9	1,048.7	592.0

Net income per 1,000 common shares (per
share in 2007)*	29.26	18.01	30.40	27.35	4.60	2.60
Net income per ADS	7.32	4.50	7.60	6.84	9.20	5.20

Dividends and interest on shareholders’ equity
per 1,000 common shares (per share in
2007)*	17.70	5.37	12.23	9.51	1.32	0.75

Number of common shares outstanding at year
end (in thousands of shares)(9) *	28,479,578	28,479,578	28,479,578	28,479,578	227,836	227,836

Balance sheet data:
Cash and cash equivalents	281.0	105.6	280.2	328.2	465.0	262.5
Customer accounts receivables, net	1,056.2	1,227.9	1,332.5	1,407.9	1,486.7	839.3
Reimbursement for pension benefits paid	491.0	576.3	672.7	774.5	879.1	496.3
Short and long-term receivables from
shareholders, net(3)	164.2	245.6	420.4	456.9	446.4	252.0

*After June 4, 2007 our common shares have been traded considering a reverse stock split of 125 common shares into one common share. To convert from Reais per 1,000 common shares to Reais per share, for 2003, 2004, 2005 and 2006 the price per 1,000 common shares must be divided by 1,000 and multiplied by 125.

	As of and for the year ended December 31,

	2003	2004	2005	2006	2007

	(in millions, except per share and per ADS data)

	R$	R$	R$	R$	R$	US$
Property, plant and equipment, net	13,376.6	13,523.5	13,613.6	13,837.5	14,060.1	7,937.7
Concession assets acquired, net	686.6	517.4	502.5	495.1	507.8	286.7
Total assets	16,590.1	16,783.8	17,431.1	18,000.0	18,663.4	10,536.5
Total short-term loans and financing	997.0	1,496.8	759.0	852.5	742.1	419.0
Total long-term loans and financing	6,267.3	5,553.8	5,905.2	5,474.3	4,943.1	2,790.7
Interest on shareholders’ equity	504.1	152.9	348.2	270.8	300.7	169.8
Total liabilities	9,013.2	8,832.2	8,948.5	8,981.5	8,879.4	5,012.9
Shareholders’ equity	7,576.9	7,951.6	8,482.5	9,018.5	9,784.0	5,523.6

Other financial information:
Cash provided by operating activities(4)	1,655.3	1,441.1	1,737.6	2,020.8	2,215.6	1,250.8
Cash used in investing activities(4)	(650.8)	(675.5)	(643.2)	(850.0)	(881.7)	(497.8)
Cash used in financing activities(4)	(1,138.2)	(941.1)	(919.7)	(1,122.8)	(1,197.1)	(675.8)
Adjusted EBITDA(5)	2,076.5	1,926.5	2,285.6	2,446.1	2,698.8	1,523.7
Capital expenditures(4)	641.3	670.3	643.1	855.1	881.7	497.8
Depreciation and amortization	564.5	598.9	596.0	642.2	622.5	351.5

	As of and for the year ended December 31,

	2003	2004	2005	2006	2007

	(in millions, except per share and per ADS data)
U.S. GAAP
	R$	R$	R$	R$	R$	US$
Statement of operations data:
Net revenue from sales and services	4,130.8	4,397.1	4,953.4	5,527.3	5,970.8	3,370.9
Gross profit	1,853.3	1,953.1	2,383.2	2,704.8	3,122.3	1,762.7
Selling expenses	(323.4)	(521.5)	(555.4)	(737.3)	(648.1)	(365.9)
Administrative expenses	(276.3)	(324.1)	(350.2)	(428.7)	(609.9)	(344.3)
Income from operations(6)	1,136.5	1,073.0	1,470.2	1,451.4	1,840.9	1,039.3
Financial income (expenses), net	(329.4)	(479.2)	(401.9)	(542.3)	(520.8)	(294.0)
Net income	642.6	417.5	791.2	622.5	925.4	522.5

Net income per common shares- basic
and diluted	2.82	1.83	3.47	2.73	4.06	2.29
Net income per ADS-basic and diluted	5.64	3.67	6.95	5.46	8.12	4.59
Weighted average number of common
shares outstanding(9)	227,836,623	227,836,623	227,836,623	227,836,623	227,836,623	227,836,623

Balance sheet data:
Property, plant and equipment, net	15,268.9	15,347.2	15,393.9	15,473.5	15,621.0	8,818.9
Concession assets acquired, net	686.6	517.4	502.5	495.1	507.8	286.7
Total assets	17,630.4	17,704.5	18,209.8	18,498.7	18,928.9	10,686.4
Short-term loan financing	997.0	1,496.8	759.0	852.5	742.1	419.0
Long-term loan financing	6,267.3	5,553.8	5,905.2	5,459.9	4,925.4	2,780.7
Interest on shareholders’ equity	504.1	152.9	348.2	270.8	300.7	169.8
Total liabilities	11,604.3	11,339.7	11,388.4	11,200.5	11,037.3	6,231.2
Shareholders’ equity	6,085.6	6,364.8	6,821.4	7,298.2	7,891.6	4,455.3

	As of and for the year ended December 31,

	2003	2004	2005	2006	2007

Operating data (at period end):
Number of water connections (in thousands)	6,044	6,358	6,489	6,609	6,767
Number of sewage connections (in thousands)	4,462	4,747	4,878	5,002	5,167
Percentage of population with water connections
(%)	100	100	100	99	99
Percentage of population with sewer
connections (%)	78	78	78	78	79
Volume of water billed during period (in millions
of cubic meters)	1,765	1,692	1,759	1,807	1,847
Water loss percentage during period
(average)(%)(7)	33.0	34.0	32.4	31.9	29.5
Water loss per connection (average)(8)	563	547	520	511	467
Number of employees	18,546	17,735	17,448	16,978	16,850

__________________
(1) Includes financial expenses, net.
(2) The extraordinary item charged to income in the years ended December 31, 2003, 2004, 2005 and 2006 relates to the amortization (over a five-year period) of the actuarial liability recorded on December 31, 2001 upon first time recognition of the defined benefits pension plan. The presentation of the charge as an extraordinary item is consistent with the instructions of the CVM and the Brazilian Corporate Law Method. For purposes of U.S. GAAP, the pension expense has been treated as a payroll expense from the first year presented.
(3) Short and long-term receivables from shareholders, net represent amounts due from the State for water and sewage services. See note 6 to our financial statements.
(4) Based upon the statements of cash flows for the years ended December 31, 2007, 2006 and 2005 included in note 28 to our financial statements and the statements of cash flows for the years ended December 31, 2004 and 2003 which are not included in this annual report.
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

	For the year ended December 31,

	2003	2004	2005	2006	2007

	(in millions)
	R$	R$	R$	R$	R$	US$
Brazilian Corporate Law Method
Net income (loss)	833.3	513.0	865.6	778.9	1,048.7	592.0
Add:
Financial expenses (income), net	346.5	503.7	447.0	563.3	560.9	316.7
Income tax and social contribution	242.6	241.9	316.5	375.7	431.6	243.6
Depreciation and amortization	564.5	598.9	596.0	642.2	622.5	351.5
Non-operating income (expenses), net	54.5	33.9	25.4	50.9	35.1	19.9
Extraordinary item, net of income and
social contribution taxes	35.1	35.1	35.1	35.1	-	-
Adjusted EBITDA	2,076.5	1,926.5	2,285.6	2,446.1	2,698.8	1,523.7

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
(9) In 2007 we approved a reverse stock split of 125 common shares into one common share. Under U.S. GAAP the SFAS N°128 requires the retroactive restatement of earnings-per-share computations for stock dividends, stock splits, and reverse splits (see note 26 (r) to our financial statements).

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

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since then, the real/U.S. dollar exchange rate has fluctuated considerably. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar. The real appreciated against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007. As of December 31, 2007, the exchange rate for U.S. dollars was R$1.7713 per U$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Item 3.D. Risk Factors—Risks Relating to Brazil.”

The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

		Average for
	Year-end	year(1)	Low	High

	(reais per U.S. dollar)
Year

2003	2.8892	3.0715	2.8219	3.6623
2004	2.6544	2.9257	2.6544	3.2051
2005	2.3407	2.4341	2.1633	2.7621
2006	2.1380	2.1771	2.0586	2.3711
2007	1.7713	1.9483	1.7325	2.1556

		Average for
	Period-end	period(2)	Low	High

	(reais per U.S. dollar)
Month

January 2008	1.7603	1.7743	1.7414	1.8301
February 2008	1.6833	1.7277	1.6715	1.7681
March 2008	1.7491	1.7076	1.6700	1.7491
April 2008	1.6872	1.6889	1.6575	1.7534
May 2008	1.6294	1.6605	1.6294	1.6949
June 2008	1.5919	1.6189	1.5919	1.6428
____________
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
  tax and regulatory policies; and
  other political, social and economic developments in or affecting Brazil.

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

Brazil experienced extremely high rates of inflation in the past. Inflation and the Brazilian government’s measures to fight inflation have had significant negative effects on the Brazilian economy, contributing to economic uncertainty and heightened volatility in the Brazilian securities markets. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. The official overnight interest rate in Brazil, (SELIC), at the end of 2005, 2006 and 2007 was 18.00%, 13.19% and 11.18%, respectively, in line with the target rate set by the Brazilian Committee on Monetary Policy (Comitê de Política Monetária), or COPOM. On June 30, 2008, the official interest rate in Brazil was 12.25% .

The annual rate of inflation, as measured by the General Market Price Index (¥ndice Geral de Preços—Mercado), or IGP-M index, has fallen from 9.95% in 2000 to 3.83% in 2006 and increased to 7.75% in 2007. If Brazil again experiences high inflation, our costs and expenses may rise and our overall financial performance may be adversely affected. In addition, a substantial increase in inflation may weaken investor’s confidence in Brazil, causing the decline in the market value of our shares or ADSs.

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

The Brazilian currency experienced frequent and substantial devaluations in relation to the U.S. dollar and other foreign currencies during the last decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian real and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar by 9.3% in 2000, 18.7% in 2001 and 34.3% in 2002. Although the real appreciated 13.4%, 9.5% and 20.7% against the U.S. dollar in 2005, 2006 and 2007, respectively, no assurance can be given that the real will not depreciate against the U.S. dollar again. On June 30, 2008, the exchange rate was R$ 1.5919 per US$1.00.

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency-denominated obligations could be adversely affected, particularly because our tariff revenue and other sources of income are based solely in reais. In addition, because we have foreign currency-denominated indebtedness, any significant devaluation of the real during a financial period will increase our financial expenses as a result of foreign exchange losses that we must record. We had total foreign currency-denominated indebtedness of R$1,242.3 million as of December 31, 2007, and we anticipate that we may incur substantial amounts of foreign currency-denominated indebtedness in the future. Our overall results of operations were positively affected by the 20.7% appreciation of the real against the U.S. dollar in 2007, which amounted to R$188.4 million. We do not currently have any hedging instruments in place to protect us against a devaluation of the real in relation to any foreign currency. A devaluation of the real may adversely affect us and the market price of our shares or ADSs.

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

The State of São Paulo, through its ownership of our common shares, has the ability to determine our operating policies and strategy, to control the election of a majority of the members of our board of directors and to appoint our senior management. As of December 31, 2007, the State owned 50.3% of our outstanding common shares.

The State has from time to time in the past, and may in the future, through its control of our board of directors, direct that we engage in certain business activities and make certain expenditures that promote political, economic or social goals but that do not necessarily also enhance our business and results of operations. See “Item 5.A. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations.”

Newly elected Governors of the State typically make significant changes in our board of directors and senior management and, historically, the chairman of our board of directors has been the Secretary of State for the State Secretariat for Sanitation and Energy (Secretaria de Saneamento e Energia do Estado de São Paulo).

We have a substantial amount of accounts receivable owed to us by the State and some State entities, and we cannot assure you as to when or whether the State will pay us.

Historically, the State and some State entities have had substantial overdue accounts payable to us relating to (1) the provision of water and sewage services and (2) State-mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us. As of December 31, 2007, the amounts owed to us by the State for the provision of water and sewage services totaled R$446.4 million and, with respect to payment of pensions on behalf of the State, the State owed us R$879.1 million. Amounts owed to us by the State for water and sewage services and reimbursements for pensions paid may increase in the future.

We have entered into agreements with the State to settle these overdue amounts payable to us. For a detailed discussion of these agreements, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions”, and note 6 (ii), (iii), (iv), (v) to our financial statements. Pursuant to these agreements, the amounts due with respect to water and sewage services could be settled through the application of dividends payable to the State by us to the repayment of amounts owed to us through December 2007. The second amendment signed on December 2007, does not require the application of dividends to offset accounts receivable from the State. The second amendment instead requires the: i) implementation of an electronic account management system; ii) structuring of the Rational Water Use Program (PURA) to ration the consumption of water and the amount of the water and sewage bills under the responsibility of the State; iii) establishment, by the State, of criteria for budgeting; iv) possibility of registering State bodies and entities in a delinquency system or reference file; v) possibility of interrupting water supply to State bodies and entities in the case of nonpayment of water and sewage bills. Furthermore, there can be no assurance that the government will pay the total amount owed to us. On March 26, 2008, the São Paulo State Government and we, entered into a commitment agreement for the settlement of outstanding debts related to the reimbursement of pension benefits. Pursuant to the commitment agreement, part of the amounts due to us with respect to payments of pensions on behalf of the State may be settled through the transfer to us of certain reservoirs in the Alto Tietê system that we use and are owned by the State. We are unable to predict whether and when these reservoirs will be transferred to us because the Public Prosecution Office of the State of São Paulo (Ministério Público do Estado de São Paulo) filled a civil public action alleging that a transfer to us of ownership of the Alto Tietê system reservoirs is illegal. See “Item 8.A. Consolidated Statements and other Financial Information—Legal Proceedings.”

We cannot assure you as to when or if the State will pay overdue amounts owed to us. In addition, even though the State acknowledges its debts to us related to pension benefits, the State disagrees with the criteria adopted by us to grant and pay the benefits. The State based it´s disagreement on legal opinions issued by the State Attorney General, which restrict State actions and prevent the voluntary reimbursement of amounts paid by us. We will not waive the receivables from the State to which we consider ourselves to be legally entitled. Accordingly, we will take all possible actions to resolve the issue at all technical and court levels. Should this dispute persist, we will take all the necessary actions to protect our interests. Due to the State’s history of not making timely payments to us in respect of services and of not reimbursing us in a timely manner for the payments of pensions on behalf of the State, we cannot assure you that the amount of accounts receivable owed to us by the State and some State entities will not significantly increase in the future. In addition, we have not established any provisions for any amounts due to us by the State, as we do not expect to incur any significant losses relating to these amounts. If the State does not pay the amount it owes to us, we will be adversely affected.

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

On January 5, 2007, Law No. 11,445 was enacted to regulate the basic sanitation industry in Brazil. Although this law has been enacted for more than one year, it is in its initial stage of implementation and we cannot anticipate the effects that it will have on our operations and business. In compliance with Law No. 11,445, the State of São Paulo created in December 2007, ARSESP – the São Paulo State Sanitation and Energy Regulatory Agency, which is the regulatory agency that regulates the basic sanitation services pertaining to the State, respecting they federal and municipal jurisdictions and prerogatives and exercising the following functions:

  complying with and enforcing state and federal basic sanitation legislation;
  publishing the organizational platform for the services, indicating the types of services provided by the state as well the equipment and facilities composing the system;
  assuming, where applicable, the legal attributions of the jurisdictional authority;
  establishing, in accordance with the tariff guidelines defined by the decree, tariffs and other manners for the compensation of services, adjusting and reviewing them to ensure the financial-economic balance of services and low-cost tariffs through mechanisms that increase service efficiency and lead to the appropriation of productivity gains by society; and
  to approve, oversee and regulate (including tariff issues) sewage treatment and wholesale water supply agreements entered into between the state supplier and other suppliers, pursuant to Article 12 of new basic sanitation law.

There are several uncertainties related to the new legislation which could have a material adverse effect on us. See “Item 4.B. Business Overview—The Basic Sanitation Law — Public Consortia Law and Cooperation Agreements.”

We are exposed to risks associated with the provision of water and sewage services.

Our industry is specifically affected by the following risks associated with the provision of water and sewage services:

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
  our tariffs may not increase in line with increases in inflation and operating expenses, including taxes, or to increase them in a timely manner, due to political and legal constraints that may hinder us from passing on to our customers increases in our cost structure. These constraints may also have an adverse effect on our capability to fund our capital expenditure program and financing activities and to meet our debt service requirements. see “Item 5.A. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects of Tariff Increases”;
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

Our operations are concentrated in the City of São Paulo with which we have not entered into a concession contract. As of December 31, 2007, the City of São Paulo accounted for 56.3% of our sales and services rendered. In addition, we do not hold formal concessions in 36 other municipalities in the State of São Paulo, particularly in the municipality of Santos, in the coastal region, where we operate under a deed of authorization (escritura pública de autorização) and that has a significant population of approximately 428,000 as of December 31, 2007.

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

The sanitation legislation, Law No. 11,445, enacted in January 2007, sets December 31, 2010 as the deadline for water and sewage service companies, such as us, to regularize the provision of water and sewage services to municipalities, in case there is no formal concession to provide services to municipalities. We cannot anticipate the terms and conditions of these contracts and their effects on the provision of our services in these municipalities, particularly with respect to the City of São Paulo which is awaiting a court ruling regarding the ownership of services in metropolitan regions.

In the case of the City of São Paulo, in November 2007, we entered into a cooperation agreement with the City of São Paulo that determined certain basic sanitation and environmental actions and resolved outstanding financial obligations of the City of São Paulo until it is possible to formalize definitive legal instruments that assure stability in the provision of public basic sanitation services, regardless of the substance of the legal ruling currently awaited.

Furthermore, we cannot assure you when and if there will be changes to the conditions under which we currently provide water and sewage services to these municipalities without holding formal concessions and we cannot anticipate their effects on the provision of our services in the City of São Paulo and in these other municipalities.

We may face difficulties to continue to provide water and sewage services in the municipalities we serve and we cannot assure you that these municipalities will continue to require our provision of services under the same terms. At the end of 2007, we were a provider of water and sewage services to 366 municipalities, although, due to judicial orders, we had temporarily stopped operating three of them (Araçoiaba da Serra, Cajobi e Monte Alto). We have recently resumed providing service to Monte Alto. As for the other two municipalities (Araçoiaba da Serra and Cajobi) we are still in litigation. Even if we cannot resume providing services to these municipalities, there will be no major impact on us as: i) revenue from these operations account for less than 0.2% of our total revenues, and ii) we will continue to be entitled to indemnities related to the assets invested in these municipalities and not yet amortized. Substantially all of these concessions have 30-year terms. As of December 31, 2007, we had 106 program contracts in place. In December 2008, 104 concession contracts will expire or be under negotiation with the respective municipalities. Between 2009 and 2034, 117 concession contracts will expire. The remaining concession contracts have no expiration date. As of December 31, 2007, the carrying value of our assets at the municipalities with concession contracts under negotiation or expiring in 2007 and 2008 totaled R$ 2.02 billion and revenues from these municipalities for the year ended December 31, 2007 totaled R$935 million.

In case certain municipalities continue to require our provision of water and sewage services, we cannot assure you that we will obtain in the new contracts the same terms under which we currently provide services to them because the new basic sanitation law prevents us from planning, regulating and monitoring our services and it requires a more stringent control by the municipalities or by the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP), which was created by the São Paulo State government through Supplementary Law 1,025 of December 7, 2007.

In case certain municipalities no longer require our provision of water and sewage services, we may be adversely affected. See “Item 4.B. Business Overview—Our Operations” and “Item 4.B. Business Overview—Government Regulation—Public Consortia Law and Cooperation Agreements.”

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

In 1997, the municipality of Santos enacted a law expropriating our water and sewage systems in Santos. In 1995, the municipality of Diadema terminated the concession contract that had been entered into with us prior to the expiration of the agreement. There are pending legal proceedings discussing both the expropriation carried out by the municipality of Santos and early termination by the municipality of Diadema. We continue to provide water and sewage services to Santos and sell water on a wholesale basis to Diadema. For further information on these lawsuits, See “Item 8.A. Consolidated Statements and other Financial Information—Legal Proceedings.”

We cannot assure you that other municipalities will not seek to terminate their concessions before the contractual expiration date. Exercise of concession termination rights by substantial numbers of municipalities could have a material adverse effect on us.

Law No. 11,445/07, the new basic sanitation law, provides that the parties to new contracts have to establish the amount of the compensation in the agreement for the unamortized portion of the investment in case of termination of the agreement prior to the contractual expiration date. In the event there is no agreement between the parties for the unamortized portion of the investment to be repaid to the service provider in case of termination of the agreement prior to the contractual expiration date, the new law determines a default provision, i.e., the valuation of the investment by an independent expert based on the economic value or revaluation of the book value of the investment. This default provision of Law No. 11,445/07 may also be applicable to current concessions but in the absence of mutual agreements, the calculation of the indemnity is based on the terms and conditions of the previous agreement. In addition, we cannot anticipate the effects of this law on the amount of, and enforceability of the right to, compensation and how Brazilian courts will enforce the provisions of Law No. 11,445/07.

Any failure to obtain new financing may adversely affect our ability to continue our capital expenditure program.

Our capital expenditure program requires substantial liquidity and capital resources of approximately R$5.87 billion in the period from 2007 through 2010, of which we spent R$ 921.1 million in 2007 and we expect to spend R$1,574.0 million in 2008.

We have funded in the past, and we plan to continue to fund, these expenditures with funds generated by operations and domestic and foreign currency borrowings on acceptable terms. A significant portion of our financing needs have been funded by lenders controlled by the Federal Government. We also benefit from long-term financing from international multilateral agencies and development banks at attractive interest rates. Changes in the policies of the Federal Government regarding the financing of water and sewage services, or our failure to continue to benefit from long-term financing from domestic and international multilateral agencies and development banks at attractive interest rates may impair our ability to meet our obligations or finance our capital expenditure program and could have a material adverse effect on us.

As a general rule, financial institutions and other institutions authorized to provide credit by the Central Bank may only provide loans to public sector entities, such as us, up to a certain percentage of the entities’ shareholders’ equity. Because of these limitations on our ability to obtain credit from domestic financial institutions, our options for raising funds, other than the cash generated by our operations, consist mainly of borrowing from national and international financial institutions or development agencies and issuing debt securities in both the domestic and international capital markets. These legal limitations could adversely affect our ability to continue our capital expenditure program.

We are also subject to financial covenants limiting our ability to incur additional indebtedness, whether denominated in reais or foreign currency. Under these covenants, we would have been able to borrow up to an additional R$3,329.8 million as of December 31, 2007. These contractual limitations may prevent us from completing our capital expenditure program, which could have a material adverse effect on us.

We are subject to cost increases to conform to environmental requirements and potential environmental responsibilities

Our facilities are subject to extensive Brazilian federal, state, local levels, regulatory laws, and environmental covenants relating to the protection of human health and the environment. We could be subject to civil public actions and criminal, administrative and other civil proceedings for non-compliance with environmental laws and regulations, which could expose us to civil penalties and criminal sanctions, such as fines, indemnification. Since environmental laws and their enforcement by Brazilian authorities are becoming more stringent, our capital expenditures and expenses for environmental compliance may increase substantially. We are a party to a number of civil public actions related to environmental matters, with regard to which we are unable to calculate our estimated amount of potential liability. For further information on these lawsuits, See “Item 8.A. Consolidated Statements and other Financial Information—Legal Proceedings.”

Civil lawsuits and inquiries involving environmental matters are in large part related to the discharge of untreated sewage into waterways and the disposal of sludge from water and sewage treatment stations. However, we are committed to fulfilling environmental obligations, seeking to work proactively and preventively. We have pledged to cooperate with oversight agencies and with the Public Prosecutors’ Office, with which it has established commitments and formalized the terms of our compliance.

Our compliance requirements have been implemented with extreme technical and administrative rigor, aiming to conform with environmental requirements. Our compliance with the commitments arising from these agreements and instruments is provided for in the budget.

Given the need to periodically renew licenses and authorizations, We have been enhancing our management instruments used to monitor our operations and facilities in terms of our compliance with the technical requirements of the licenses and authorizations currently in force and the needs related to the regulatory compliance of the existing operational park. Environmental feasibility and compliance analyses are present in all phases of our new projects, including the conception, installation and operational phases.

Due to pending cases in the Brazilian Supreme Court, there is potential instability in the legal framework with respect to which governmental authority has the right to plan and regulate basic sanitation services in metropolitan areas.

We are aware of two lawsuits (Ações de Inconstitucionalidade: ADIN 1842-5 Rio de Janeiro and ADIN 2.077 -3 Bahia) pending in the Brazilian Supreme Court that involve constitutional issues related to the level of public governmental authority (states, municipalities or groups of municipalities) that has the right to plan and regulate basic sanitation services delivered in metropolitan areas, as well as the right to execute concession and program agreements.

Although the State of São Paulo is not party to either of these cases and the decisions in each of these cases will not bind the State of São Paulo, any municipality in the State of São Paulo or their contractual relations with us, the outcome will likely influence future decisions of state and federal courts in the State of São Paulo with respect to similar lawsuits.

We cannot assure you when the lawsuits will be determined nor do we know how we will be affected by the outcome of these lawsuits. If municipalities are granted the right to plan and regulate basic sanitation services in metropolitan areas, they may decide to hold public biddings or even provide basic sanitation services on their own instead of executing a concession or program agreement with us, in which case, we are likely to face a substantial increase in competition from other bidders and municipalities.

Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on us.

We are a party to a number of legal proceedings involving significant monetary claims. These legal proceedings include, among others, civil, environmental, tax, labor, condemnation and other proceedings. A substantial monetary judgment against us in one or more of these legal proceedings may have a material adverse effect on us. Based on advice from our lawyers, we have provisioned a total aggregate amount of R$945.3 million as of December 31, 2007 to cover probable losses related to legal proceedings. However, this provision does not cover all legal proceedings involving monetary claims filed against us and it may be insufficient to cover our liabilities related to these claims. Any unfavorable judgment in relation to these proceedings may have an adverse effect on us. For more information, see “Item 8.A. Consolidated Statements and other Financial Information—Legal Proceedings.”

Risks Relating to Our Common Shares and ADSs

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell our common shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and these investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 54.7% of the aggregate market capitalization of the Bovespa as of December 31, 2007. The top ten stocks in terms of trading volume accounted for approximately 51%, 46.4% and 45.8% of all shares traded on the Bovespa in 2005, 2006 and 2007 respectively.

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

Sales of a substantial number of our common shares — or the anticipation of such sales — could decrease the trading price of our common shares and ADSs. As of December 31, 2007, we had 227,836,623 common shares outstanding, including 114,508,087 shares held by the State. As a consequence of the issuance of common shares or sales by the State or other existing shareholders, the market price of our common shares and, by extension, our ADSs may decrease significantly. As a result, a holder may not be able to sell his or her securities at or above the price he or she paid for them.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Companhia de Saneamento Básico do Estado de São Paulo-SABESP is a sociedade de economia mista, a mixed capital company, incorporated on November 1, 1973, with limited liability of unlimited duration, duly organized and operating under Brazilian Corporate Law. Our principal executive offices are located at Rua Costa Carvalho, 300, 05429-900 São Paulo, SP, Brazil. Our telephone number is (55-11 3388-8000). Our agent for service of process in the United States is CT Corporation System, with offices at 818 West Seventh Street – Team 1, Los Angeles, CA 90017. As set forth in Article 2 of our by-laws, our corporate purpose is to plan, provide and operate basic sanitation services throughout the territory of the State of São Paulo, and sell these services and the related benefits that directly or indirectly arise in connection with these services. Under Article 63 of Supplementary Law 1,025 of December 7, 2007, we were permitted to expand our operational scope geographically and to add new types of services related to environmental sanitation and energy. See “Item 4.B. Business Overview – Public Consortia Law and Cooperation Agreements”.

We operate water and sewage systems in the State of São Paulo in which the City of São Paulo, Brazil’s largest city, is located. According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the State of São Paulo is Brazil’s most populous state and the state with the highest gross domestic product, or GDP, in Brazil. We had net revenue from sales and services of R$5,970.8 million (US$3,370.9 million) and net income of R$1,048.7 million (US$592.0 million) for 2007. We had total assets of R$18,663.4 million (US$10,536.5 million) and shareholders’ equity of R$9,784.0 million (US$5,523,6 million) as of December 31, 2007.

We provide water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 366 of the 645 municipalities in the State of São Paulo, including the City of São Paulo. We also supply water on a wholesale basis to six municipalities in the São Paulo Metropolitan Region in which we do not operate water systems. For the year ended December 31, 2007, the São Paulo Metropolitan Region (including the municipalities to which we provide water on a wholesale basis) and the Regional Systems accounted for 75.8% and 24.2% of our gross revenue from sales and services, respectively.

As of December 31, 2007, we provided water services to approximately 23.0 million people, approximately 59% of the urban population of the State of São Paulo, with a universalization of Water Coverage through 62,318 kilometers of water pipes and mains to approximately 6.8 million water connections. As of December 31, 2007, we provided sewage services to approximately 18.9 million people through 40,608 kilometers of sewer lines to approximately 5.2 million sewage connections. In addition, we currently sell water on a wholesale basis to six municipalities with a total estimated population of approximately 3.2 million.

The State, our controlling shareholder, is required by our by-laws and State law to own at least one-half plus one of our common (voting) shares. The State currently owns 50.3% of our outstanding common shares. As a mixed capital company, we are an integral part of the governmental structure of the State. Our strategy and major policy decisions are formulated in conjunction with the State Secretariat for Sanitation and Energy (Secretaria de Saneamento e Energia do Estado de São Paulo) as part of the overall strategic planning for the State. The majority of the members of our board of directors and our board of executive officers are nominated by the State Council for Protection of Capitals of the State (Conselho de Defesa de Capitais do Estado de São Paulo), or CODEC, a State agency presided over by the Secretary of the State Treasury and reporting directly to the Governor.

In addition, our capital expenditure budget is subject to approval by the legislature of the State and is approved in conjunction with the budget of the State Secretariat for Sanitation and Energy (Secretaria de Saneamento e Energia do Estado de São Paulo) as a whole. Our financial statements and accounting records are subject to review by the State Accounts Tribunal (Tribunal de Contas), as are all accounts of the State.

Our Strengths

We believe that our strong business position and future prospects relate to the following strengths:

Well-established business with significant size and scale. We provide water services directly and through other public companies to approximately 26.2 million people (including the municipalities to which we provide water services on a wholesale basis), having a universalization of Water Coverage as of December 31, 2007, and sewage services to approximately 18.9 million people, having a Sewage Coverage Ratio of 79% as of December 31, 2007. From 2004 to 2007, our net revenue from sales and services has increased by an average of 10.8% per year.

Operations in Brazil’s most populous and wealthy state. The State of São Paulo, part of the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated population of 41.3 million as of December 31, 2007. The City of São Paulo had an estimated population of 10.9 million as of December 31, 2007, with 19.7 million inhabitants in the São Paulo Metropolitan Region. Based on its GDP, the State of São Paulo is the wealthiest state and largest economy in Brazil. The GDP of the State of São Paulo was approximately R$727.1 billion in 2005, representing approximately 34% of Brazil’s total GDP. The State of São Paulo generates more revenues from water and sewage services than any other Brazilian state.

High-quality operations. We believe that we adhere to high standards of service and utilize the best available technology in the sanitation business to control the quality of the water captured, produced and distributed. All 16 of our water quality control laboratories operate in accordance with NBR ISO/IEC 17,025 with 12 of these 16 laboratories accredited by INMETRO (National Institute of Metrology, Standardization and Industrial Quality), thereby assuring the quality of the test results. Moreover, the laboratories and field teams use the latest equipment to detect substances controlled by regulations and have highly trained teams to handle contingencies and customer complaints. We believe our technology enhances the efficiency and quality of our operations.

Access to low-cost and diverse sources of financing. Our strong cash flow generation from operations and compliance with financial covenants place us in a privileged position in our industry to obtain low cost, long-term financing from Brazilian public banks and international multilateral agencies and development banks. In addition, we are not dependent upon one or few sources of financing. We benefit from various alternatives of funding available in the Brazilian and international markets for our working capital needs and our capital expenditure programs.

Strong corporate governance practices. In 2002, we joined the Novo Mercado, the highest corporate governance listing segment of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – Bovespa). We are committed to maintaining certain corporate governance practices and disclosure requirements in addition to those already required under Brazilian law. Sabesp has integrated, as of December 1st, 2007, the Bovespa Corporate Sustainability Index (ISE), being the only company from the sanitation sector to be part of this index, which reflects the performance of our actions representing its high level of commitment with sustainability and social responsibility. These corporate governance practices requires that we increase shareholders’ rights and to enhance the quality of information provided to our shareholders.

Expansion opportunities. We had a Sewage Coverage Ratio of 79% as of December 31, 2007, and plan to increase this level to 84% by 2010 by adding over 791,700 sewage connections. In addition, there are municipalities in the State of São Paulo in which we currently do not operate water or sewage concessions or to which we currently supply water solely on a wholesale basis, which represent a total population of approximately 15.9 million. Our strong presence in the State and experience in providing water and sewage services place us in a privileged position to expand our Sewage Coverage Ratio in municipalities where we only provide water services and to expand our water and sewage services to municipalities where we are not yet operating, not only in the State of São Paulo but also in other states of Brazil and abroad.

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

Continue to reduce operating costs and increase productivity and profitability. We intend to continue our efforts to reduce operating costs and increase productivity and profitability. To this end, we plan to improve the management of our assets, as well as continue reducing our total salary and payroll expenses by decreasing the number of our employees, automating some of our operations, streamlining operational processes, implementing integrated planning and further investing in internal technological research and development. We are also continuing our efforts to improve our collection of overdue accounts receivable from municipalities to which we provide water on a wholesale basis, from the State and from other governmental entities. We are actively pursuing the overdue amounts and in some cases exploring opportunities to trade these amounts for rights and infrastructure to operate water and sewage systems.

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

Maintain our operating geographic base and expand the scope of our business. We intend to maintain our operating base through the execution of new agreements. To this end, we are also seeking to develop closer relationships with the municipal governments that we serve to increase customer loyalty and thereby increase our revenues. In addition, pursuant to article 63 of Supplementary Law 1,025, we were permitted to expand our business, including the possibility of providing urban rainwater management and drainage services, urban cleaning services and solid waste management services, in addition to authorizing the planning, operation and maintenance of energy production, storage, conservation and commercialization systems for internal use as well as for third parties. In addition, the new rules simplified the process of the expanding operations in Brazil and abroad, authorizing us to (i) participate in the controlling group or capital of other companies, (ii) create subsidiaries, which may associate with other companies as both majority or minority shareholders, (iii) form consortiums with Brazilian and foreign companies, including other state or municipal basic sanitation companies, as lead company or otherwise, with the objective of expanding operations, combining technologies and expanding investments in basic sanitation services.

New business platform. Sabesp Environmental Solutions program is a new business platform that has as its main objectives to gain customer fidelity and expand our large industrial, commercial and residential customer base. The products and services are aimed at big customers who want to benefit from our knowledge and technology in the sustainability, environmental preservation and water resource management fields.

Continue to expand our existing service areas and provide our services in other municipalities. Our goal is to expand our sewage collection and treatment services. A significant portion of our capital expenditure program, of approximately R$5.87 billion between 2007 and 2010, is designed to achieve this goal. We also regularly explore the possibility of executing agreements for the provision of water and sewage services in municipalities of the State of São Paulo in which we currently have no operations or to which we currently supply water solely on a wholesale basis, representing a total population of approximately 15.9 million. We evaluate possible expansion opportunities in terms of proximity to our existing service areas to maximize return on investment and improve our financial performance. We also intend to study, and take advantage of, opportunities in other Brazilian states and in other countries to expand our services and increase our market share.

Continue to prudently manage our levels of indebtedness. Our total financial indebtedness decreased by 11%, from R$6,326.7 million in 2006 to R$5,685.2 million in 2007. This drop was mainly due to the settlement of the 1st Series of our 6th debenture in the amount of R$ 231.8 million and to the amortization of domestic financing installments. In addition, in the period, our total foreign denominated debt recorded a 15.6% drop, from R$ 1,472.7 million to R$ 1,242.3 million, as a result of the appreciation of the real versus the U.S. dollar and the amortization of international financing installments. Pursuant to our current capital expenditure program, we have budgeted investments in the amount of approximately R$5.87 billion from 2007 through 2010. This capital expenditure program is most likely to involve an increase in overall indebtedness during the forthcoming years of projected investments.

Improve operating efficiency and reduce water losses. We seek to reduce both physical water losses and non-physical water losses. To obtain reductions that are more significant and more consistent over the long term, we began to structure based on the integration and expansion of our existing activities. The program is currently involved in planning and prioritizing measures to be taken at individual locations. These measures are prioritized in accordance with their location of application, with a focus on the municipalities and industries supplied that present the highest loss rates, with the objective of optimizing the application of resources. A fundamental aspect of this program is to make significant efforts to renew infrastructure in order to reduce physical water losses. We are also seeking to reduce physical water losses by continuing to shorten the average time for the detection and repair of leaks in the system, for which we are planning the implementation of measurement and control districts to improve operational management. We are also seeking to reduce non-physical water losses by upgrading and replacing inaccurate water meters and intensifying efforts involving irregularities in active and inactive connections.

We believe that our overall strategy will enable us to meet the demand for high quality water and sewage services in the State of São Paulo, in other Brazilian states and abroad and, at the same time, bolster our results of operations and our financial condition and enhance shareholder value.

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

The State of São Paulo occupies 3.0% of Brazil’s land mass and encompasses an area totaling approximately 96,000 square miles. According to the State of São Paulo Data System (Fundação Sistema Estadual de Análises de Dados—SEADE), the State of São Paulo had an estimated population as of December 31, 2007 of 41.3 million.

As of December 31, 2007, the City of São Paulo, the State of São Paulo’s capital, had an estimated population of 10.9 million, with 19.7 million inhabitants in the greater São Paulo Metropolitan Region. The São Paulo Metropolitan Region encompasses 39 cities and is the second largest metropolitan area in the Americas and among the four largest metropolitan areas in the world, according to the United Nations’ World Urbanization Prospects, 2000 Revision. The São Paulo Metropolitan Region accounted for approximately 48% of the population of the State of São Paulo as of December 31, 2007.

According to IBGE, in 2005 , the most recent year for which this data is available, the GDP of the State of São Paulo was approximately R$ 727.1 billion, representing approximately 34% of Brazil’s total GDP, making it the largest economy of any state in Brazil, based on GDP. The State of São Paulo is the leading Brazilian state in terms of manufacturing and industrial activity, also according to IBGE, with a strong position in car manufacturing, pharmaceuticals, computer production, steel making and plastics, among others, as well as the leading position in the banking and financial services industries. The State of São Paulo is the most important exporting state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

History

Until the end of the 19th century, water and sewage services in the State of São Paulo were generally provided by private companies. In 1877, the Province of São Paulo granted a concession for the provision of water and sewage services to Companhia Cantareira de Água e Esgotos. In 1893, the Government of the Province of São Paulo assumed responsibility for the provision of water and sewage services from the Companhia Cantareira de Água e Esgotos and formed the Office of Water and Sewers (Repartição de Água e Esgotos), a governmental agency. Since that time, water and sewage services in the São Paulo Metropolitan Region have been administered by the State government. Historically, water and sewage services in substantially all other municipalities of the State were administered by the municipalities directly either by municipal water and sewage departments or through autarquias of the municipal government. Autarquias are relatively autonomous public bodies with separate legal standing, assets and revenues, created by law to undertake administration of public services, which are considered to be better managed by a decentralized administrative and financial structure.

In 1954, in response to dramatic population growth in the São Paulo Metropolitan Region, the State government created the Department of Water and Sewers (Departamento de Águas e Esgotos), as an autarquia of the State. The Department of Water and Sewers provided water and sewage services to various municipalities in the São Paulo Metropolitan Region.

A major restructuring of the entities providing water and sewage services in the State of São Paulo occurred in 1968 with the creation of the Companhia Metropolitana de Água de São Paulo, or COMASP, which purpose was to provide potable water on a wholesale basis for public consumption in the municipalities making up the São Paulo Metropolitan Region. All assets relating to the production of potable water for the São Paulo Metropolitan Region previously owned by the Department of Water and Sewers were transferred to COMASP. In 1970, the Superintendência de Água e Esgoto da Capital, or SAEC, was created by the State government to distribute water and collect sewage in the City of São Paulo. All assets previously owned by the Department of Water and Sewers in connection with these activities were transferred to SAEC. Also in 1970, the State created the Companhia Metropolitana de Saneamento de São Paulo, or SANESP, to provide sewage treatment services for the São Paulo Metropolitan Region. All assets previously owned by the Department of Water and Sewers in connection with those activities were transferred to SANESP. The Department of Water and Sewers was subsequently closed.

On June 29, 1973, COMASP, SAEC and SANESP merged to form our company with the purpose of implementing the directives of the Brazilian government set forth in the National Water Supply and Sanitation Plan (Plano Nacional de Saneamento). The National Water Supply and Sanitation Plan was a program sponsored by the Brazilian government, which financed capital investments in, and assisted in the development of, state-controlled water and sewage companies. Since our formation, other State governmental and State-controlled companies involved in water supply and sewage collection and treatment in the State of São Paulo have been merged into us. As set forth in Article 2 of our by-laws, our corporate purpose is to plan, provide and operate basic sanitation services throughout the territory of the State of São Paulo, and sell these services and the related benefits that directly or indirectly arise in connection with these services. Under Article 63 of Supplementary Law 1,025 of December 7, 2007, we were permitted to expand our operational scope geographically and by the addition of new types of services related to environmental sanitation and energy. See “Item 4.B. Business Overview – Public Consortia Law and Cooperation Agreements”.

Corporate Organization

In 2004, we reorganized our corporate management structure. As a result, we currently have six management divisions, each of which is supervised by one of our executive officers.

The allocation of responsibilities among the executive officers is made by the board of directors, in accordance with the by-laws and following receipt of an initial proposal from the Chief Executive Officer. The Chief Executive Officer is responsible for coordinating all management divisions in accordance with the policies and directives established by our board of directors and board of executive officers, performing the coordination, evaluation and control of all functions related to Chief Executive Officer’s office and staff, strategic integrated planning, business management and organization corporate communication, audit, ombudsman, new businesses and concession negotiation. The executive officers report to the Chief Executive Officer are:

  the Corporate Management Officer, who is responsible for marketing, human resources and quality control programs, legal affairs, information technology, asset management, legal and procurement, and contracts.

  the Chief Financial Officer and Investor Relations Officer, who is responsible for financial planning, raising and allocating financial resources to all divisions within the Company, conducting capital markets and other debt transactions and managing debt levels, control department, accounting, corporate governance and investor relations.

  the Planning and Technology Officer, who is responsible for the integrated technical planning, environmental planning and management, technological development, management and control of water quality and effluents, strategic maintenance, integrated project management and coordination and execution of special investment programs and projects.

  the Chief Operating Officer of the São Paulo Metropolitan Region Division, who is responsible for managing the distribution of water and collection of sewage for the São Paulo Metropolitan Region. The main function of the Chief Operating Officer of the São Paulo Metropolitan Region Division is planning, operating and maintaining the water and sewage systems and customer relation services in the metropolitan regions, the provision of wholesale water supply and sewage treatment, and the operational control of its division. The Chief Operating Officer of the São Paulo Metropolitan Region Division is also responsible for providing technical support to the autonomous municipalities, and intermediating and directly negotiating with local communities and municipalities in order to accommodate both the interests of the communities and our commercial interests.

  the Chief Operating Officer of the Regional Systems Division, who is responsible for managing the operation, maintenance, execution of planning and works for the water and sewage supply systems, sales and call center services, as well as the operational control of its division. The chief operating officer of the regional systems division is also responsible for sanitation advisory services to independent municipalities and for the mediation and the negotiation with communities and local governments, aiming at aligning our interests with the interests of our of clients.

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

From 1998 through 2007, our capital expenditure program totaled R$7.3 billion, primarily to build up our infrastructure and for our efforts to reduce water losses. We have budgeted investments in the amount of approximately R$5.87 billion from 2007 through 2010. We invested R$678.2 million in 2005, R$904.9 million in 2006 and R$ 921.1 million in 2007.

The following table sets forth our planned capital expenditures for water and sewage for the years indicated.

	Forecast Capital Expenditures

	2007	2008	2009	2010	2007-2010

	(in millions of reais)
Water	336	563	622	755	2,276
Sewage	487	907	824	814	3,032
Others	137	104	145	176	562
Total	960	1,574	1,591	1,745	5,870

Our capital expenditure program from 2007 through 2010 will continue to focus on achieving our targets by making regular investments and expanding our infrastructure as well as making investments in our program for the reduction of water losses throughout the 366 municipalities that we serve. The following is a description of the main projects in our capital expenditure program.

Metropolitan System Investment Program

Metropolitan Water Program

Demand for our water services has grown steadily over the years in the São Paulo Metropolitan Region and has exceeded at times the capacities of our water systems. As a result, prior to September 1998, certain part of our customers in this region received water only on alternate days of the week. We refer to this as “rotation.” In order to remedy this situation, we implemented the Metropolitan Water Project to improve regular water supply to the entire São Paulo Metropolitan Region. This program terminated in 2000 and the rotation was eliminated, but we have maintained our investment projections for the São Paulo Metropolitan Region. In 2005, 2006 and 2007, we invested R$75.0 million, R$53.0 million, and R$130.9 million respectively, in this region.

Tietê Project

The Tietê River crosses the São Paulo Metropolitan Region and receives most of the region’s run-off and wastewater. The environmental status of the river reached a critical level in 1992. As a way of reversing the situation, the State of São Paulo created a recovery program designed to reduce pollution of the Tietê River by installing sewage collection lines along the banks of the Tietê River and its tributaries. These lines collect raw sewage and deliver it to our sewage treatment facilities. We completed the first phase of the program during the years of 1992 and 1998.

In connection with the first phase of the Tietê Project, in June 1998, we completed the construction of three additional sewage treatment facilities and invested a total of US$1.1 billion, of which US$450.0 million was financed by the Inter-American Development Bank, US$100.0 million was financed by Caixa Econômica Federal and US$550.0 million was funded by us.

We are currently in the second phase of the Tietê Project, for which we budgeted for additional capital expenditures of approximately US$500.0 million from 2000 through 2008, US$200.0 million of which is financed by the Inter-American Development Bank. We have also entered into a loan agreement and an on-lending agreement with the Brazilian National Bank for Social and Economic Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, for R$60.0 million and R$180.0 million, respectively, to finance this second phase. As of December 31, 2007, we had invested US$436.0 million in this phase of the Tietê Project.

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

As of December 31, 2007, we owed US$249.7 million to the Inter-American Development Bank for the financing it provided. For further information on the agreement entered into with the Inter-American Development Bank, see “Item 5.B.— Operating and Financial Review and Prospects - Liquidity and Capital Resources—Capital Sources.” We now provide secondary treatment to approximately 62% of the sewage collected in the São Paulo Metropolitan Region. The five principal sewage treatment facilities in the São Paulo Metropolitan Region have an aggregate installed capacity of 18 cubic meters of sewage per second and currently treat an aggregate of 13 cubic meters of sewage per second. Currently, raw sewage is delivered to our secondary treatment facilities along the Tietê River and the Tamanduateí River before treated sewage is discharged into those rivers. We plan to build additional collection lines to direct more raw sewage to our treatment facilities.

Alto Tietê Public Private Partnership (PPP)

In June 2008 we entered into a Public Private Partnership, or PPP, with Cab Spat, a special purpose company whose main shareholders are Cab Ambiental and Galvão Engenharia. Cab Spat will be responsible for (i) expansion of Taiaçupeba Water Treatment Plant capacity from 10 cubic meters per second to 15 cubic meters per second, (ii) construction of 17.7 kilometers of water network and mains, (iii) construction of 4 water storage tanks with total capacity of 70,000 cubic meters, (iv) installation of boosters, and (v) construction of pumping stations. The total capital expenditure for these investments will amount to approximately R$300 million. Cab Spat will also provide dams, civil works and electromechanical maintenance; operation services such as sludge treatment and complementary services of water transmission and supply. The total amount expected to be paid by us at the end of this 15 year contract is approximately R$1.3 billion, including services and investments.

Corporate Water Loss Reduction Program

In the second semester of 2007 we started to structure a Corporate Water Loss Reduction Program, with a ten-year span. The aim of this program is to obtain more consistent and faster reduction of water losses, through the integration and expansion of our existing loss reduction programs and through the assuring of the availability of funds and technology.

Water Source Program

The objective of this program is the promotion of urban development and social inclusion to mitigate the pollution problems in all water reservoir systems of the São Paulo Metropolitan Region. In this program we will be responsible for the expansion of sewage systems, pre-treatment of streams and development of more sophisticated treatment facilities. We expect to launch this program in 2008 with the conclusion foreseen for 2013. The total expected investment of this program is US$281.8 million and will be carried out with resources from the World Bank and participant matching funds. Our participation in this Program is US$125.0 million.

Clean Stream Program

This program is a partnership between the State Government, through Sabesp, and the municipality of São Paulo, which aims at cleaning and revitalizing the main municipal streams in a two-year period, with investments of approximately R$200 million. The aim of this program is the improvement of the sanitary sewage system and the clean-up of the surrounding area of streams, which will benefit approximately 2.4 million people. Of the 42 major streams selected in this first stage, 12 have already been cleaned. Our participation in this Program is approximately R$177.0 million.

Regional Systems Investment Programs

We currently have a number of projects in progress and planned for the Regional Systems, including projects relating to abstraction of water and collection, removal and final disposal of sewage. We spent R$222.0 million, R$331.2 million and R$381.3 million on these projects in 2005, 2006 and 2007, respectively, and we have budgeted for additional capital expenditures of approximately R$2.4 billion from 2007 through 2010. Following are the major programs

Environmental Recovery Program for the Baixada Santista Metropolitan Region – “Programa Onda Limpa”

On August 6, 2004, we entered into a credit agreement with Japan Bank for International Cooperation, or JBIC, for the financing of the Environmental Recovery Program for the Baixada Santista Metropolitan Region, which was guaranteed by the Federative Republic of Brazil, for a total amount of R$382.8 million. For further information on the agreement entered into with the JBIC, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Sources.” The total investment to be made with respect to this project for sewage systems is approximately R$1.2 billion and the balance will be our responsibility, for which we will seek further financial support from local and international public banks and agencies. The first disbursements under this agreement began in August 2005 with the commencement of the management agreement. The construction works began in the second quarter of 2007. The main goals of this program are to improve and expand the water and sewage systems in the municipalities comprising the Santos Metropolitan Region. As of December 2007, the total disbursements for this program reached R$57 million.

Mambu/Branco Water Production System

This program seeks to increase and improve the Mambu/Branco Water Production System, which will make possible the expansion of water production to supply municipalities in the Southern Baixada Santista Region, increasing production by 1.0 m³/s and treatment by 1.6 m³/s,. The total investment on the project is approximately R$336.9 million, of which R$241.2 million involves funds from Caixa Econômica Federal (CEF) and the remainder under the responsibility of Sabesp. Construction works of the project are expected to start in the second half of 2008.

Research and Development

Our policy is to invest continually in the modernization of equipment and in the technology needed to identify, evaluate and improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability. Our research and development function is divided into committees according to strategy and complexity. In 2005, 2006 and 2007, we spent R$4.7 million, R$4.9 million and R$3.4 million, respectively, on research and development. We have also partnered with several research institutions.

4.B. Business Overview

Our Operations

We provide water and sewage services to 366 municipalities in the State of São Paulo either under concession contracts or under another form of legal arrangement. We also provide water services on a wholesale basis.

Because of the enactment of new legislation regarding basic sanitation in Brazil, Law No. 11,445/07, we currently operate under two different contractual environments: (1) for the concession contracts that have already expired, we will negotiate a new contract model that follows the terms and conditions of the new legislation, and (2) for the concession contracts that have not expired, we will continue to operate under the terms and conditions of the previous concession contracts, except in circumstances where the new legislation is automatically applicable. For further information on this topic, see “— The Basic Sanitation Law - Public Consortia Law and Cooperation Agreements.”

The new basic sanitation legislation, Law No. 11,445/07, establishes the date of December 31, 2010 as the deadline for water and sewage services companies, such as us, to establish a formal contract with municipalities with whom we do not currently have one in place.

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

Under the terms of the new basic sanitation law, Law No. 11,445/07, existing concessions will remain in effect until payment of compensation is made based on the valuation of investments. The new law provides that our new concession contracts be planned, overseen and regulated by the municipalities together with the State under a new model of associated management that will allow for better control, supervision, transparency and efficiency in the provision of public services.

At the end of 2007 we were a provider of water and sewage services to 366 municipalities, although, due to judicial orders, we had temporarily stopped operating three of them (Araçoiaba da Serra, Cajobi e Monte Alto). We have recently resumed providing service to Monte Alto. As for the other two municipalities (Araçoiaba da Serra and Cajobi) we are still in litigation. Even if we cannot resume providing services to these municipalities, there will be no major impact on us as: i) revenue from these operations account for less than 0.2% of our total revenues, and ii) we will continue to be entitled to indemnities related to the assets invested in these municipalities and not yet amortized.

Substantially all of these concessions have 30-year terms. As of December 31, 2007, we had 106 program contracts in place. In December 2008, 104 concession contracts will expire or be under negotiation with the municipalities. Between 2009 and 2034, 117 concession contracts will expire. The remaining concession contracts have no expiration date. Some of the expired concession contracts have been extended for a short term while we negotiate the terms and conditions of the termination of the previous contract and the terms and conditions for the new contract. Despite the expiration of the contracts, we continue to provide water and sewage services to all municipalities.

In February 2006, we created a new division to manage the renewal of expiring concessions. The main responsibility of this division, which reports directly to the Chief Executive Officer, is to renew and thus maintain the existing base of municipalities that we currently operate and formalize contracts under the new model of associated management.

The current concessions are based on a standard form of contract between us and the relevant municipality. Each contract received the prior approval of the legislative council of each municipality. The principal terms of the concession contracts were as follows:

  We assume all responsibility for providing water and sewage services in the municipality;

  According to the municipal laws that authorized these concessions, we could collect the tariffs for our services without prior authorization of the municipality. The readjustment of our tariff will follow the parameters established by Federal Law No. 11,445/07 as well as the new state regulatory authority created ARSESP;

  The assets comprising the existing municipal water and sewage systems are transferred from the municipality to us. Until 1998, we acquired municipal concessions and the existing water and sewage assets in exchange for our common shares issued at book value. Since 1998, we have acquired concessions and water and sewage assets by paying the municipality an amount equal to the present value of 30 years of estimated cash-flows, assuming at least a 12.0% discount factor to us, from the concession being acquired. Payment is made in cash;

  As a general rule, to date we are exempt from municipal taxes, and no royalty is payable to the municipality with respect to the concession;

  We are granted rights of way on municipal property for the installation of water pipes and mains and sewer lines; and

  Upon termination of the concession, or upon cancellation for any reason, we are required to return the assets comprising the municipality’s water and sewage system to the municipality and the municipality is required to pay us the non-amortized book value of our assets relating to the concession.

Under concession contracts executed prior to 1998, the reimbursement for these assets may be through payment of either:

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

Following the enactment of the Concessions Law (Law No. 8,987/95) and of the Consortium Law (Law No. 11,107/05), the new contracts are adopting the new regime. This new regime gives municipalities a greater role and sets out more clearly the provision of services and the responsibilities of the parties. Therefore, all new contracts acquired by us and the new contracts to be executed after the expiration of the concessions will follow this new contract model. See “—Government Regulation—Public Consortia Law and Cooperation Agreements.”

Our new contract model follows the provisions of the newly enacted Law No. 11,445/07. The main contractual provisions are: joint execution of responsibilities related to planning, supervision and regulation of services, appointment of regulatory authority of services and periodic disclosure of accounts, among others.

Furthermore, the economic and financial equations in new contracts must be based on discounted cash flow methodology and on the reclassification of returnable assets as our own preexisting assets with any assets related to new investments considered in our possession, which may use and manage this asset.

According to Article 42 of the new basic sanitation law, investments made during the contractual period are the property of the applicable Municipality, which in turn generates receivables for us that are to be recovered through the commercial operation of services, and these receivables may also be used as guarantees in funding operations.

Another important development was that the negotiations included exemptions from municipal taxes applicable on our operational areas and the possibility of the revaluation of our assets that existed prior to the applicable new contracts in cases involving the early resumption of services by the concession authority.

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

Operations in the São Paulo Metropolitan Region and in Other Metropolitan Regions

We do not hold a formal concession to provide water and sewage services to the City of São Paulo, which accounts for 56.3% of our revenue, and to 36 other municipalities in the State of São Paulo. None of these other municipalities has a significant population, other than the municipality of Santos, which has a population of approximately 428,000. We believe that we have a vested and exclusive right to provide water and sewage services to the City of São Paulo and these other municipalities based, in some cases, upon a deed (escritura pública) and also, among other things, based on our ownership of the water and sewage systems serving the City of São Paulo and these other municipalities and certain succession rights resulting from the merger that formed us.

The new basic sanitation law, provides that, in case of termination of the relationship with the aforementioned municipalities with which we have not entered into a concession contract, an indemnification should be paid by the municipalities to us, in amounts to be calculated by studies and appraisals.

On November 14, 2007, the Company and the Municipality of São Paulo entered into an Agreement to establish the conditions that ensure the stability in the provision, of water supply and sewage, and environmental utility services in the city of São Paulo, see note 23 to our financial statements.

Wholesale Operations

We provide wholesale water services to six municipalities, including the municipalities of Diadema and Mauá. In addition, until December 2003 we provided wholesale water services to the municipality of São Bernardo do Campo. In December 2003, we acquired water and sewage service assets in this municipality through the transfer of all related assets from the municipality to us. The amount paid for the purchase of assets was estimated by an economic-financial valuation report to be approximately R$415.5 million, which included the liquidation of the water wholesale supply accumulated debt totaling approximately R$265.4 million. The difference between the value of the assets and the accumulated debt was paid by us in cash to the municipality. Accordingly, we started providing water and sewage services to the municipality of São Bernardo do Campo beginning in January 2004.

Execution of Sewage Services Agreements with Municipalities

We provide wholesale sewage services to the municipalities of Mogi das Cruzes, Santo André, São Caetano, Mauá and Diadema. The negotiation of the agreement for the provision of wholesale sewage services with the municipality of Santo André had the intervention of the Public Prosecution Office, and in other municipalities it was a result of our efforts concerning the environment and the awareness of the municipal public authorities related to environmental issues. Through these agreements, in 2007 we treated about 2.9 million cubic meters of sewage per month from these municipalities. This is an example of our social-environmental responsibility and commitment. In 2007, the revenues from these services were approximately R$8.0 million.

Description of Our Activities

As set forth in Article 2 of our by-laws, our corporate purpose is to plan, provide and operate basic sanitation services throughout the territory of the State of São Paulo, and sell these services and the related benefits that directly or indirectly arise in connection with these services. Under Article 63 of Supplementary Law 1,025 of December 7, 2007, we were permitted to expand our operational scope geographically and to add new types of services related to environmental sanitation and energy. See “Item 4.B. Business Overview – Public Consortia Law and Cooperation Agreements”.

Water Operations

Our supply of water to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to customers’ premises. In 2007, we produced approximately 2,873.7 million cubic meters of water. The São Paulo Metropolitan Region currently is, and has historically been, our core market, accounting for approximately 72% of water invoiced by volume in 2007.

The following table sets forth the volume of water that we produced and invoiced for the periods indicated.

		Year ended
		December 31,

	2005	2006	2007

Produced	(in millions of cubic meters)
São Paulo Metropolitan Region	2,088.9	2,134.8	2,115.0
Regional Systems	741.2	752.0	758.7

Total	2,830.1	2,886.8	2,873.7

Invoiced
São Paulo Metropolitan Region	997.8	1,030.8	1,046.8
Wholesale	258.7	263.4	274.3
Regional Systems	502.4	513.0	525.9

Total	1,758.9	1,807.2	1,847.0

The difference between the volume of water produced and the volume of water invoiced generally represents both physical and non-physical water loss. See “—Water Resources—Water Losses.” In addition, we do not invoice:

  water discharged for periodic maintenance of water mains and water storage tanks;

  water supplied for municipal uses such as firefighting;

  water consumed in our own facilities; and

  estimated water losses associated with water we supply to favelas (shantytowns).

The São Paulo Metropolitan Region experiences its highest levels of water demand during the summer months when water use increases. Water use generally decreases during the winter months. The summer months, when demand is highest, coincide with the rainy season, while the winter, when demand for water is lowest, corresponds to the dry season in the São Paulo Metropolitan Region. Demand within the Regional Systems will vary depending on the area; while the interior region experiences seasonality in demand similar to the São Paulo Metropolitan Region, the demand in the coastal region is chiefly a function of tourism, with the greatest demand occurring during the Brazilian summer holiday months.

The following table provides information on our revenues by geographic region:

	Year ended December 31,

	2005	2006	2007

	(in millions of reais)
São Paulo Metropolitan Region	4,044.2	4,534.1	4,888.1
Regional Systems	1,312.1	1,449.9	1,560.1

Total revenue from sales and services	5,356.3	5,984.0	6,448.2

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

In order to supply water to the São Paulo Metropolitan Region, we rely on 20 reservoirs of non treated water and 182 reservoirs of treated water, which are located in the areas under the influence of the eight water producing systems which comprise the interconnected water system of the São Paulo Metropolitan Region. Resource availability, or volume of water available at the source for public distribution in these areas, is 71.6 cubic meters per second, due to the conclusion of the barriers of the Alto Tietê system. Total current capacity, or volume of water that can be treated from the interconnected water system of the São Paulo Metropolitan Region, is 67.0 cubic meters per second and has been designed to reach 75.2 cubic meters per second in 2009. Average verified production or volume treated during 2007 on the interconnected water system of the São Paulo Metropolitan Region was 65.7 cubic meters per second. The Cantareira, Guarapiranga and Alto Tietê systems, as a whole, supply approximately 83.9% of the water we produced for the São Paulo Metropolitan Region in 2007.

The Cantareira system accounts for approximately 47.2% of the water that we provided to the São Paulo Metropolitan Region (including the municipalities to which we provide water on a wholesale basis), which represented 75.8% of our operating revenue for 2007. The authorization (outorga) for the Cantareira system to use the water in the Piracicaba water basin was renewed on August 6, 2004 for a period of ten years.

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

The following table sets forth the water production systems from which we produce water for the São Paulo Metropolitan Region:

Production
rate(1) (in
cubic meters
System	per second)

Cantareira	31.0
Guarapiranga	13.8
Alto Tietê	10.3
Rio Claro	3.8
Rio Grande (Billings reservoir)	4.8
Alto Cotia	1.0
Baixo Cotia	0.9
Ribeirão da Estiva	0.1

Total production rate	65.7

____________________
(1) Average of the twelve months ended December 31, 2007.

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

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events. We were able to meet the demand for water in the São Paulo Metropolitan Region, primarily as a result of our water conservation program, reductions in water loss, and the installation of new water connections. In 2006, we installed 156,139 new water connections and in 2007 we installed 173,739 new water connections.

The interconnected water system of the São Paulo Metropolitan Region services 30 municipalities, of which 24 are operated directly by us. We serve the other six municipalities on a wholesale basis, and the distribution is made by other companies or departments related to the relevant municipality.

In order to reach the final customer, the water is stored and transported through a complex and interconnected system comprising 31,136 kilometers of water mains and 182 reservoirs. This water system requires permanent operational supervision, engineering inspection, maintenance, quality monitoring and measurement control.

To ensure the continued provision of regular water supply in the São Paulo Metropolitan Region, we intend to invest R$1.2 billion from the years 2007 until 2010 to increase our water production and distribution capacities as well as to improve the water supply systems. In 2007, total investment in water amounted to R$288,6 million.

Water Treatment. We treat all water at our water treatment facilities prior to placing it into our water distribution network. We operate 198 treatment facilities, of which the eight largest, located in the São Paulo Metropolitan Region, account for approximately 72% of all water we produce. The type of treatment used depends on the nature of the source and quality of the untreated water. Water abstracted from rivers requires extensive treatment, while water drawn from groundwater sources requires less treatment. All water treated by us also receives fluoridation treatment.

Water Distribution. We distribute through our own networks of water pipes and mains, ranging in size from 2.5 meters to 100 millimeters in diameter. Storage tanks and pumping stations regulate the volume of water flowing through the networks to maintain adequate pressure and continuous water supply. As of December 31, 2007, our water network contained 62,318 kilometers of water pipes and mains and 6.8 million water connections. The following table sets forth the total number of kilometers of water pipes in our network for the periods indicated.

		As of
		December 31,

	2005	2006	2007

Water distribution pipes and mains (kilometers)	58,000	61,469	62,318
Number of connections (in thousands)	6,489	6,609	6,767

More than 90% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride (PVC). Distribution pipes at customers’ residences typically are made from high-density polyethylene tubing. Our water mains are mostly made of steel, cast iron or concrete.

As of December 31, 2007, our water distribution pipes and mains included:

  31,136 kilometers in the São Paulo Metropolitan Region; and

  31,182 kilometers in the Regional Systems.

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

The following table sets forth projected new water connections for the periods indicated.

	2007		2008	2009	2010	2007-2010

	(in thousands)
	Forecast	Actual
São Paulo Metropolitan Region	86.7	108.4	96.9	89.3	87.6	360.5
Regional Systems	62.1	65.3	70.0	75.0	84.4	291.6

Total System	148.8	173.7	166.9	164.3	172.0	652.1

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

Using this calculation method, as of December 31, 2007, we experienced 553 liters/connections per day of water losses in the São Paulo Metropolitan Region and 339 liters/connections per day in the Regional Systems, averaging 467 liters/connections per day. We plan to reduce water losses in both regions to 420 liters/connections per day for the São Paulo Metropolitan Region and 284 liters/connections per day for the Regional Systems, which we expect will result in a total reduction to 364 liters/connections per day by 2010. Based on water loss percentage (see footnote 7 Item 3. A), we intend to reduce water losses from 29.8% to 24% in the São Paulo Metropolitan Region, and from 28.9% to 25% in the Regional Systems. In 2007, we experienced 29.5% in water losses and we expect to decrease the water losses to 24% in 2010.

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

  the introduction of technically advanced valves to regulate water pressure throughout the water mains to correspond to downstream consumption needs each day. These valves are programmed to respond automatically to variations in demand. During peak usage, the flow of water in the pipes is at its highest point; however, when demand decreases, pressure builds up in the water mains and the resulting stress on the network can cause significant water loss through cracks and an increase in ruptures of the pipes. The intelligent valves are equipped with probes programmed to feed data to the valve to reduce or increase pressure to the water mains as water usage fluctuates. As of December 31, 2007, we had installed 1,595 valves at strategic points in the network, with 985 valves installed in the São Paulo Metropolitan Region and 610 in the Regional Systems. We plan to install 142 additional valves by the end of 2008;

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

Water quality is monitored in all stages of the distribution process, including at the water sources, water treatment facilities and on the distribution network. We have 15 regional laboratories, one central laboratory, and laboratories located in all water treatment facilities that monitor water quality and purity as required by standards set by us and as required by law, which employ approximately 300 technicians, biologists, engineers and chemists. Our laboratories perform an average of 130,000 analyses per month on distributed water, with samples collected from residences. Our central laboratory located in the City of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods, as well as heavy metals analysis by atomic absorption technique. All of our laboratories have obtained ISO 9001/2000 certification and twelve of our sixteen water control and quality laboratories have obtained a NBR ISO/IEC 17025 accreditation (General requirements for the competence of testing and calibration laboratories) awarded by INMETRO (National Institute of Metrology, Standardization and Industrial Quality).

All chemical products used for water treatment are analyzed and follow strict specifications set out in recommendations made by the National Sanitation Foundation, or NSF, and the Brazilian Association of Technical Rules (Associação Brasileira de Normas Técnicas), or ABNT and American Water Works Association (AWWA), to eliminate toxic substances that are harmful to human health.

From time to time, we face problems with the proliferation of algae, which may cause an unpleasant taste and odor in the water. In order to mitigate this problem, we work on two fronts: (1) fighting algae growth at the water resource, resulting in our detection of no significant algae growth in 2007, and (2) using advanced treatment processes at the water treatment facilities, which involves the use of powdered activated carbon and oxidation by potassium permanganate. The algae growth creates significant additional costs because of the higher volumes of chemicals used to treat the raw water. We participate in the Water Source Program (Programa Mananciais) together with other organizations engaged in the promotion of urban development and social inclusion to mitigate the pollution problem in all systems of the São Paulo Metropolitan Region. In addition, we also participate in the Clean Stream Program, a join program with State Government, through us, and the Municipal of São Paulo to clean up important streams in this region. See –“Capital Expenditure Program - Water Source Program and Clean Stream Program”.

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

Sewage Operations

We are responsible for the collection and removal of sewage through our sewage systems and for its subsequent disposal with or without prior treatment. As of December 31, 2007, we collected approximately 83% and 72% of all the sewage produced in the municipalities in which we operate in the São Paulo Metropolitan Region and the Regional Systems, respectively, accounting for approximately 79% of all the sewage produced in the municipalities in which we operated in the State of São Paulo during 2007.

Sewage System. The function of our sewage system is to collect, remove and dispose of sewage. As of December 31, 2007, we were responsible for the operation and maintenance of 40,608 kilometers of sewer lines, of which approximately 21,141 kilometers are located in the São Paulo Metropolitan Region and 19,467 kilometers are located in the Regional Systems.

The following table sets forth the total number of kilometers of sewer lines and the total number of sewage connections in our network for the periods indicated.

		As of
	December 31,

	2005	2006	2007

Sewage lines (kilometers)	37,181	39,126	40,608
Sewage connections (thousands)	4,878	5,002	5,167

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

Industrial sewage has physical, chemical and/or biological characteristics that are qualitatively different from household effluents, and may eventually cause damage to or overload sewage collection and treatment systems, pose risks to the safety and health of operators and adversely affect the environment. To avoid such events, current environmental legislation establishes standards for the discharge of these effluents into the public sewage system. These standards are defined in Article 19 of State Decree 8,468 of September 8, 1976 and the related amendments. To ensure compliance with legislation, periodic audits are made of the sewage produced by all industrial clients and we also request self-monitoring reports from sewage-producing sources.

The discharge of these effluents into the public sewage system is based on technical and administrative procedures. Before the discharge is permitted, we carry out acceptance studies that assess the capacity of the public sewage system to receive the discharge as well as the compliance with regulations. Upon the conclusion of these studies, the technical and commercial conditions for receiving the discharge are established, which are then formalized in a document signed by the company and the effluent producer. Failure to comply with these conditions can lead to the suspension of the connection and notification of the environmental protection agency (CETESB) in order for the applicable measures to be taken. Effluents from our sewage treatment facilities (Estações de Tratamento de Esgotos—ETEs) must comply with discharge standards established by federal and state regulations and also  must comply with emission standards and observe the water quality of the bodies of water established by federal and state legislation. Emission standards consist of a set of parameters that must be verified before the effluents are discharged into a body of water. Quality standards are based on the classification of bodies of water, taking into account the expected use of the water, with these standards becoming more stringent for bodies of water with more important use profiles.

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

The following table sets forth projected new sewage connections for the periods indicated.

	2007		2008	2009	2010	2007-2010

	(in thousands)
	Forecast	Actual
São Paulo Metropolitan Region	81.2	86.5	100.5	87.2	84.2	353.0
Regional Systems	58.9	65.0	63.9	82.4	233.4	438.6

Total	140.1	151.5	164.4	169.6	317.6	791.6

Sewage Treatment and Disposal. In 2007, approximately 62% and 76% of the sewage we collected in the São Paulo Metropolitan Region and the Regional Systems respectively, or 66% of the sewage we collected in the State of São Paulo, was treated at our treatment facilities and afterwards discharged into receiving water bodies such as inland waters and the Atlantic Ocean, in accordance with applicable legislation. Our sewage treatment facilities have a finite capacity. Flows in excess of this capacity are discharged directly, untreated, to inland waters and the Atlantic Ocean. Currently we operate 453 sewage treatment facilities and eight ocean outfalls.

The treatment consists of the removal of pollutants from sewage. The method to be used depends upon the physical, chemical and biological characteristics of the wastewater.

In the Metropolitan Region of São Paulo, the treatment used in the large treatment facilities is activated sludge, where there is a liquid phase and a solid phase which involves the sludge.

The activated sludge process was developed in England in 1914. It is widely used for the treatment of domestic and industrial sewage. The work consists of a system in which a biological mass grows, forms flakes, is continually recirculated and put in contact with organic matter, always with the presence of oxygen (aerobic).

The activated sludge process is strictly biological and aerobic, in which the raw sewage and the activated sludge are intimately mixed, agitated and aerated in units known as secondary decanters where the solid part is separated from the treated wastewater. The settled sludge returns to the aeration tank or is removed for specific treatment.

We operate 47 activated sewage treatment facilities, each of which also contains a primary treatment facility. The five largest activated sewage treatment facilities located in the São Paulo Metropolitan Region have treatment capacity of approximately 18 cubic meters of sewage per second.

Sewage treatment in the Regional Systems will vary according to the particularities of each area. In the interior region, treatment consists largely of stabilization ponds where the organic matter is treated and discharged to receiving waters. There are 366 secondary treatment facilities in the interior region which have treatment capacity of approximately 10.5 cubic meters of sewage per second.

The majority of sewage collected in the coastal region receives treatment and disinfection and is then discharged into rivers and into the Atlantic Ocean. We have 67 sewage treatment facilities in the coastal region.

Our trunk lines are currently not sufficiently extensive to transport all sewage collected by us to our treatment facilities. As a result, a portion of the sewage collected by us is released untreated into receiving waters, resulting in high levels of pollution in these bodies of water. We are a party to a number of legal proceedings related to environmental matters. See “Item 8.A. Financial Information—Consolidated Statements and other Information——Legal Proceedings.” In addition, our capital expenditure program includes projects to increase the amount of sewage that we treat. See “— Capital Expenditure Program” and “Government Regulation—Sewage Requirements.”

Sludge Disposal. Sludge removed from the primary and secondary treatment processes typically contains water and a very small proportion of solids. We use filter presses, belt presses and centrifugation machines to abstract the water from the sludge. In 2007, we produced approximately 49,291 tons of sludge-dry base, of which 44,491 tons were discharged into landfills and the remainder was used for agricultural purposes. In addition, we are testing new technologies for sludge disposal as fertilizer in forest projects, fuel development and concrete manufacturing.

Customers

We currently operate water and sewage systems in 366 of the 645 municipalities in the State of São Paulo. In addition, we currently sell water on a wholesale basis to six municipalities with a total population of approximately 3.2 million. The following table provides a breakdown of total revenues by geographic market for the periods indicated.

	Year ended December 31,

	2005	2006	2007

	(in millions of reais)
São Paulo Metropolitan Region	4,044.2	4,534.1	4,888.1
Regional Systems	1,312.1	1,449.9	1,560.1

Total revenue from sales and services	5,356.3	5,984.0	6,448.2

Competition

We believe there are at least two reasons behind a possible increase in our participation in the domestic sanitation market. There are 274 municipalities in the State of São Paulo that operate their own water and sewage systems and that collectively have a population of approximately 12.6 million, or approximately 31% of the population of the State of São Paulo, excluding the population of the municipalities to which we provide water services on a wholesale basis. In addition, there are private water companies which provide water and sewage services to a small number of municipalities in the State of São Paulo, which may indicate a potential opportunity for the increase of our market share.

In general, we do not face any competition in the municipalities in which we provide water and sewage services. However, governments of these municipalities may also compete with us, if they resume the water and sewage services that were granted to us and start providing these services directly to the local population. In this case, the municipal governments would be required to indemnify us for the unamortized portion of our investment. See “—Our Operations—Concessions.” In the past, municipal governments have terminated our concessions contracts before the expiration date. Also, municipal governments have tried to expropriate our assets in an attempt to resume the provision of water and sewage services to local populations. See “Item 8.A. Financial Information—Consolidated Statements and other Information—Legal Proceedings.” We negotiate expired concession contracts and concession contracts to be expired with the municipalities in an attempt to maintain our existing areas of operations.

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

Water and sewage bills can be paid at some banks and other locations in the State of São Paulo. These funds are paid over to us and average service fees between R$0.29 and R$1.15 per transaction are charged for collection and remittance of these payments.

Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine. We generally charge a penalty fee and interest on late bill payments. In 2005, 2006 and 2007, we received, respectively, payment of 90.8%, 91.5% and 92.8% of the amount billed to our retail customers, and 91.1%, 92.5% and 92.5% of the amount billed to those customers other than State entities, within 30 days after the due date. With respect to wholesale sales, in 2005, 2006 and 2007, we received payment of 60.6%, 61.4% and 65.2%, respectively, of the amount billed within 30 days.

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

Tariffs

The readjustment of our tariff will follow the parameters established by the new basic sanitation law as well as the São Paulo State Sanitation and Energy Regulatory Agency’s (ARSESP) parameters, procedural steps and terms and will be held once a year. The readjustment will be announced 30 days prior to the effective date of the new tariffs which will occur in September, and last for a period of at least 12 months. We believe that for fiscal year 2008, ARSESP will adopt the adjustment formula that we have been using since August 2003.

Tariffs have historically been adjusted once a year and for periods of at least 12 months. We raised tariffs in June 2001, in July 2002 and in August 2003. We increased our tariffs for water and sewage services by 6.8% on August 29, 2004 and by 9.0% on August 31, 2005. On August 31, 2006, we increased our tariffs by 6.71% . On September 10, 2007, tariffs rose by 4.12%, except for water supply and sewage collection tariffs for consumption of more than 20 cubic meters in non-residential categories, which were adjusted by the cumulative inflation from August 2006 to July 2007 in the IPCA index published by IBGE, which came to 3.74% .

We established a new tariff schedule, effective May 2002, for commercial and industrial customers that consume at least 5,000 cubic meters of water per month and that enter into demand agreements with us for at least one-year terms. In October 2007, the minimum volume for the formalization for the agreement declined from 5,000 m³/month to 3,000 m³/month. We believe this tariff schedule will help prevent our commercial and industrial customers from switching to the use of private wells.

On August 29, 2003, we developed and implemented a new readjustment formula for our tariffs to better reflect changes in our cost structure. According to this formula, the cost components of the Tariffs Readjustment Index, or IRT, are separated into two parts (“Part A” and “Part B”), where “Part A” encompasses all costs related to energy, to water and sewage treatment materials, to federal, state and local taxes, and to financial compensation due to use of water resources; and where “Part B” encompasses all other costs and expenses. The readjustment of “Part A” is based on the price variation observed in its components during the preceding 12-month period. “Part B” is adjusted by the IPCA index.

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

Each category and class of customer pays tariffs according to the volume of water consumed. The tariff paid by a certain category and class of customer increases progressively according to the increase in the volume of water consumed. The following table sets forth the water and sewage services tariffs by (1) customer category and class and (2) volume of water consumed charged during the years and period stated in the São Paulo Metropolitan Region, which accounted for approximately 75.8% of our gross revenue from sales and services in 2007.

	As of
	December 31,

Customer Category Consumption	2005	2006	2007

(in cubic meters per month)	(reais/cubic meter)(1)
Residential:
Basic Residential:
0-10(2)	1.12	1.19	1.24
11-20	1.74	1.86	1.94
21-50	4.36	4.65	4.84
Above 50	4.81	5.13	5.34
Social:
0-10(2)	0.38	0.40	0.42
11-20	0.66	0.70	0.73
21-30	2.31	2.47	2.57
31-50	3.30	3.52	3.67
Above 50	3.65	3.89	4.05
Favela (shantytown):
0-10(2)	0.29	0.30	0.32
11-20	0.33	0.35	0.36
21-30	1.09	1.16	1.21
31-50	3.30	3.52	3.67
Above 50	3.65	3.89	4.05
Non-Residential:
Commercial/Industrial/Governmental:
0-10(2)	2.24	2.39	2.49
11-20	4.36	4.65	4.84
21-50	8.41	8.97	9.31
Above 50	8.75	9.34	9.69
Commercial/Not-for-profit entities:
0-10(2)	1.12	1.19	1.24
11-20	2.19	2.34	2.44
21-50	4.22	4.50	4.67
Above 50	4.37	4.66	4.83
Government entities with reduction agreement:
0-10(2)	1.68	1.79	1.87
11-20	3.27	3.49	3.63
21-50	6.31	6.73	6.98
Above 50	6.56	7.00	7.26
________________________________________
(1) Water and sewage tariffs are the same per cubic meter.
(2) The minimum volume charged is for ten cubic meters per month.

In 2007, the average tariff calculated for the Regional Systems was approximately 30% below the average tariff of the São Paulo Metropolitan Region.

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

The application of the formula in 2005 would result in a tariff increase of 11.12%, part of which increase is attributable to the increase in the federal taxes. Because this increase was much higher than the accumulated inflation levels for the corresponding period, we decided to adjust the tariff by 9%, effective August 31, 2005. The remaining percentage (1.94%) was deferred to the 2006 tariff adjustment. On August 31, 2006, we increased our tariffs by 6.71% . In 2004, we initiated certain studies for the restructuring of our tariffs. These studies include a study of our costs, taking into account economic efficiency, future costs of operation and payment capacity of low-income families. We have also prepared a marketing strategy for the segmentation of our clients and of the market, taking into consideration specific characteristics and commercial potential as well as proposals for improvement of our tariff policies. The analysis of the results of the study indicated the need for adjustments in the tariff levels per customer category. On September 10, 2007, we applied a non-linear adjustment of 4.12% per customer category except for water supply and sewage collection tariffs for consumption of over 20 cubic meters of non-residential category, which were adjusted by the cumulative inflation from August 2006 to July 2007 in the IPCA index published by IBGE, which came to 3.74% .

We concluded a study on this topic in January 2006 and our board of executive officers created a team to evaluate and, if needed, to update and report the actions necessary for the implementation of the recommendations of the study. However, with the enactment of Federal Law No. 11,445/07, tariff regulation must be performed by an independent regulatory entity. ARSESP has been chosen to work as the independent regulatory entity, regulating our tariffs, pursuant to a cooperation agreement between the Municipality and the State. With respect to other municipalities where ARSESP has not been explicity selected to perform this task, we will depend on legal interpretation to conclude whether it will be the independent entity in charge of regulating tariffs. We believe that for 2008 ARSESP will be in charge of tariff adjustments for all municipalities currently operated by us with the sole exception of Lins, a municipality which has already decided to create its own independent regulatory entity. See “—Government Regulation—Tariff Regulation in the State of São Paulo” for additional information regarding our tariffs.

Energy Consumption

The use of energy is material to our operations, and as a result we are one of the largest users of energy in the State of São Paulo, which represents 1.9% of the total energy consumption in the State of São Paulo. We obtain energy primarily from Companhia Energética São Paulo, or CESP, pursuant to a long-term contract expiring in 2012. To date, we have not experienced any major disruptions in energy supply. Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of operations or prospects.

Energy prices have a significant impact on our results of operations. An average increase of 17.5% in 2004 negatively affected our results of operations. In 2005, we migrated 43% of our energy requirements to the “free market” where we can more efficiently negotiate the supply of energy. In 2007, 46% of our total energy consumption occurred under “free market” rates. See “Item 5. Operating and Financial Review and Prospects.”

Insurance

We maintain insurance covering, among other things, fire or other damage to our property, office buildings and third-party liability. We also maintain insurance coverage for directors’ and officers’ liability (D&O insurance). We currently obtain our insurance policies through public bids involving major Brazilian and international insurance companies in Brazil. As of December 31, 2007, we had paid a total aggregate amount of R$4.61 million in premiums, covering approximately R$688.5 million on assets, third-party liabilities and D&O insurance. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption. In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages. We believe that we maintain insurance at levels customary in Brazil for the type of business in which we are engaged.

Environmental Matters

Our operations interact directly with the environment. As such, protecting the environment and social and environmental responsibility are our fundamental principles. We seek to be recognized as a “global reference of excellence in the provision of environmental sanitation services”.

Sustainability is one of our fundamental principles and values. We balance our financial results with environmental preservation and social development.

In early 2007, we adopted a new management model that treats environmental issues as a strategic objective and implemented some changes that give our corporate organization a greater focus on environmental issues. Environmental management was introduced into the new Technology, Project and Environment Department, which includes the Environmental Management Superintendence,. An Environmental Legislation Department was also created. To establish integrated operations and manage specific environmental issues in the regions where we operate, each one of our divisions will have an Environmental Management Center to act as operational environmental management agents, thereby accelerating the flow of information. As a result, the many environmental initiatives and programs will be developed by the various divisions, which will also be responsible for implementing our Environmental Policy.

The challenge is enormous, given our size and diversity and the decentralized management of our business.

To help fulfill our mission, several environmental targets have been established, including:

  ISO 14001 certification of 10% of operating units by 2010, which corresponds to 65 water and/or sewage treatment stations;

  maximizing opportunities to participate in the carbon market;

  maximizing the opportunities to efficiently generate electricity;

  drafting of an Environmental Balance Sheet in 2008, with the launch of initiatives to structure environmental accounting in 2007 in order to improve the Company’s balance sheet so as to recognize and emphasize investments in the environment that are not related to the core business; and

  identification of alternatives for the recycling and final disposal of water and sewage from treatment stations through partnerships with research institutions and the CETESB Environmental Agency.

The implementation and operation of water and sewage systems are subject to strict federal, state and municipal laws and regulations on environmental and water-resource protection. In São Paulo State, the Environmental Sanitation Technology Company (CETESB) is the governmental entity responsible for the control, supervision and licensing of potentially polluting activities, pursuant to State Law 997 of March 31, 1976, which regulates the control of environmental pollutants.

The control and planning instruments defined by this law include environmental licensing (State Law 997/76, CONAMA Resolution 05/88, CONAMA Resolution 237/97, State Decree 47,400/02, State Decree 47,387/02), standards for effluent emissions and water quality of bodies of water (State Decree 8,468/76 and CONAMA Resolution 357/05) and concessions for the rights to use and interfere with water resources (DAEE Ordinance 717/96).

Projects with significant environmental impact are subject to specific studies prepared by multidisciplinary teams that present a series of recommendations focused on minimizing the environmental impact. These studies are then submitted for analysis and approval by the government authorities. The licensing process is composed of three stages, which include the following licenses:

  prior license - granted in the planning stage, approving the location and concept and attesting to the project’s environmental feasibility.

  installation license - authorizing the beginning of works for the installation of the project, subject to the compliance with the approved plans, programs and projects, including environmental control measures and other necessary technical requirements.

  operation license - authorizing the operation of a unit or activity subject to compliance with the technical requirements contained in the installation license.

We have made considerable efforts to protect water sources in order to improve environmental conditions and preserve the São Paulo Metropolitan Region’s water resources, through sewage collection and treatment, or indirectly through environmental programs and initiatives. These latter efforts exceed our legal obligations and involve several sectors of society, including elementary and high schools, universities, neighborhood associations and non-governmental organizations.

Another important part of our policy is to implement water conservation programs to minimize the impact of our operations, including the reuse of effluents from sewage treatment stations and the encouragement of the rational use of water with specific programs.

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

  the joint management of public services through cooperation, allowing for a program contract without the need for a public bidding process for the service provider, subject to the condition that the planning, execution and monitoring activities are not executed;

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

Law No. 11,107/05 (Consortium Law) and Law No. 11,445/07, the basic sanitation law, enacted on January 5, 2007, have caused significant impacts in the development of the state sanitation policy and the regulatory structuring of the industry.

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

The Consortium Law has caused important changes in the relationship among municipalities, states and public sanitation services providers, most notably mixed capital companies, such as us, because of the implementation of the program contracts as a substitute for concession contracts.

In addition, Law No. 11,445/07 in its role of general guideline for the development of the Brazilian sanitation industry, addresses the conditions of validity for the delegation of water supply and sewage services, the exercise of ownership by the granting authority and the regulatory conditions for the industry. The new basic sanitation law also provides for a significant amendment to Article 42 of the Concessions Law which establishes the termination of concessions prior to the due expiration date and the reversibility conditions of unamortized assets. The amendment requires that the service provider be compensated for unamortized assets, prioritizing an agreement between the parties setting out the criteria for calculation and payments of indemnity.

The Basic Sanitation Law

On January 5, 2007, Law No. 11,445 was enacted establishing nationwide guidelines for basic sanitation and seeking to create solutions that are adequate for the reality of each state and municipality, facilitating the technical cooperation between the state and municipalities. In addition, the Federal Government will enact its public policy to facilitate access to financing alternatives that are compatible with the costs and terms of the sanitation industry, in substitution of the PLANASA model.

The new basic sanitation law establishes the following principles for basic sanitation public services: universalization, integrality, efficiency and economic sustainability, transparency of actions, social control and integration of infrastructure and services with the management of water resources.

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

In addition, the new basic sanitation law defines the guidelines and objectives of the federal basic sanitation policy to be observed when securing public funds generated or operated by agencies or entities of the Federal Government, and foresees the possibility of having subsidies as an instrument of social policy to ensure access to basic sanitation services to everyone, particularly the low-income population. The subsidies may be granted either directly, through tariffs or indirectly, depending on the characteristics of the beneficiaries and on the source of the funds.

Furthermore, the law also provides that the sanitation services may be interrupted by the service provider, in the event of default of payment of the tariffs by the customer, among other reasons, after written notice, as long as minimum health requirements are met.

Finally, the legislation establishes the criteria for the reversal of assets at the time of termination of the agreement and with regard to the concessions, such as those that have expired or are effective for an indefinite term, or those that were not formalized by an agreement. In addition, the law provides the calculation and value of the indeminity that must be calculated by a specialized institution chosen by mutual agreement between the parties.

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

The Federal Concessions Law and the State Concessions Law require that the granting of a concession by the government be preceded by a public bidding process. However, the Federal Public Bidding Law provides that a public bidding process can be waived in certain circumstances, including in the case of services to be provided by a public entity created for such specific purpose on a date prior to the effectiveness of this law, provided that the contracted price is compatible with what is practiced in the market. Furthermore, a provision of the Federal Constitution determines waiver of the public bidding requirement in similar situations. Based on this provision, the municipalities granted concessions with waiver of public bidding processes to us after the enactment of the Federal Constitution. Currently, the new basic sanitation law provides that the program contract can be executed with waiver of a public bidding process.

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

Public Consortia Law and Cooperation Agreements

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

Federal Decree No. 6,017/07, which regulated the Public Consortia Law and Cooperation Agreements, sets forth the manner in which new agreements will be entered into.

On January 13, 2006, the Governor of the State of São Paulo enacted State Decree No. 50,470, amended by State Decree No. 52,020, of July 31, 2007, which provides for the rendering of water and sewage services in the State of São Paulo. According to this Decree, we may enter into agreements with municipalities in connection with the provision of water and sewage services by means of the so-called program contract. In addition, the Decree establishes that we will continue to render services in the areas where the concession is granted by the State.

Based on the aforementioned statutes, in January 2007 we executed our first program contract with the municipality of Lins, located in the State of São Paulo, which continues to be responsible for oversight and regulation. Subsequently, we formalized agreements with other municipalities in the state of São Paulo, with the transfer of these duties to the State of São Paulo through a partnership agreement.

On June 8, 2006, the State of São Paulo enacted the Decree No. 50,868 creating the Commission for the Regulation of Sanitation Service of the State of São Paulo to provide the State of São Paulo with a more independent regulatory ability in relation to sanitation services. The Commission for the Regulation of Sanitation Service of the State of São Paulo was directly subordinated to the State Secretariat for Sanitation and Energy.

The main duty of the Commission for the Regulation of Sanitation Service of the State of São Paulo was the conduction of studies for the creation of a regulatory agency for the basic sanitation industry and the presentation of legal and regulatory measures, which resulted in the publication of Supplementary Law 1,025 of December 7, 2007, creating the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP).

ARSESP regulates the basic sanitation services pertaining to the State, respecting the federal and municipal jurisdictions and prerogatives and exercising the following functions:

  complying with and enforcing state and federal basic sanitation legislation;

  publishing the organizational platform for the services, indicating the types of services provided by the state as well the equipment and facilities composing the system;

  assuming, where applicable, the legal attributions of the jurisdictional authority;

  establishing, in accordance with the tariff guidelines defined by the decree, tariffs and other manners for the compensation of services, adjusting and reviewing them to ensure the financial-economic balance of services and low-cost tariffs through mechanisms that increase service efficiency and lead to the appropriation of productivity gains by society; and

  to approve, oversee and regulate (including tariff issues) sewage treatment and wholesale water supply agreements entered into between the state supplier and other suppliers, pursuant to Article 12 of the new basic sanitation law.

Regarding municipal basic sanitation, ARSESP oversees, control and regulate (including tariff issues) services that have been delegated by municipalities to the state through shared management resulting from cooperation agreements to formalize the program contracts between municipalities and us for the execution of these services. If possible and convenient for the municipality, it can act on concession contracts made prior to the current industry legislation.

The remuneration due to ARSESP for its regulation, control and oversight activities will result from the charging of a rate established at 0.50% (zero point five percent) of the annual total invoiced obtained directly from the provision of services, net of taxes. Although this rule has been in effect since January 1, 2008, we are awaiting publication of the ARSESP regulations that define the means of payment. We believe revenues originated from services that are not subject to ARSESP´s regulation will not be affected by this 0.50% charge, although there is no assurance this will be the ultimate resolution.

Supplementary Law 1,025/07 also amended paragraphs 5, 7 and 8 and added paragraphs 9 and 10 to Article 1 of State Law 119/73, which created us, expanding the range of services that we can render, with the inclusion of urban rainwater drainage and management, urban cleaning and solid waste management, as well as the operation of power generation, storage, conservation and sales activities, for own or third-party use.

In addition, the new rules simplified the process for the expansion of our business in Brazil and abroad, authorizing us:

  to participate in the controlling block or the capital of other companies;

  to create subsidiaries, which may become majority or minority shareholders in other companies; and

  to establish partnerships with national or foreign companies, including other state or municipal basic sanitation companies in order to expand our activities, share technology and expand investments related to basic sanitation services.

Supplementary Law 1,025/27 also maintained the State Sanitation Committee (CONESAN) created by Supplementary Law 7,750/92 as an advisory and decision-making strategic committee to define and implement the state basic sanitation policy, with the support of the State Secretariat for Sanitation and Energy, which works with the River Basin Committees to prepare proposals for sanitation plans and monitoring.

Finally, this legislation also maintained the State Sanitation Fund (FESAN), linked to the State Secretariat for Sanitation and Energy, to collect and manage resources to support the programs approved by the State and to foster the development of technology, management, human resources and of the institution and the system of sanitation information, as well as other support programs, which will be regulated by decree.

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

Law No.11,688 also authorized the creation of Companhia Paulista de Parcerias — CPP. CPP may grant guarantees, enter into insurance contracts, and participate in PPP contracts. CPP is fully owned by the São Paulo State Government.

In January 2007, the President of Brazil announced a new Growth Acceleration Plan, known as the “PAC”, that includes major investments in infrastructure services, including the service provision of water and sewage, housing, as well as highways, airports, ports, energy, that would benefit the poor population of Brazil. The Plan calls for a total investment of R$504.0 billion through 2010 and most part of this amount would be provided by state-owned companies and the private sector, while the rest would come from the federal government. Of this total, R$40 billion investment is for the sanitation sector.

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

In order to implement these principles, authorizations granting a right of use are required from the relevant public authority for water usage (whether for collection, release of effluents or other otherwise), modification of the regime and modification of the quality or the quantity of the existing water. In the case of rivers under the Federal Government’s domain (rivers crossing more than one state), the National Water Agency is the public authority which grants the authorization. With respect to the rivers under a state’s domain, the applicable state authority has jurisdiction to grant the right of use. In the State of São Paulo, the State Department of Water and Energy is the public authority responsible for granting such authorizations. Our main operating units have been granted water usage rights, however we also have several operating units where water grants are not fully in place. To help obtain the remaining water grants, we have established a Corporate Program for the Legalization of Grants.

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

State Law 12,183 of December 29, 2005 established the basis for the fees charged for the use of the water resources owned by the State of São Paulo. To implement this fee, the law provides for, among other things, the participation of the Basin Committees, the creation of Basin Agencies and the organization of a registered list of water resource users. The Committee’s proposals regarding the amounts to be charged at the basins must be approved by the State Water Resource Council, with the approval and setting of the amounts to be applied at each water basin formalized by a decree issued by the State Governor. Article 4 of the law also established that, until December 2009, the fees charged for the use of water resources by public or private basic sanitation (water and sewage) companies will correspond to 50% of the established amount, provided these companies demonstrate they are making investments with their own funds in studies, projects and works aimed at the removal and treatment of sewage. The law also provides for penalties for the failure to pay fees that range from a fine of 2% and interest on arrears on the value of the debt to the suspension or loss of water resource use rights, which are imposed at the discretion of the water resource authority and in accordance with the applicable regulations.

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

Sewage Requirements

State law sets forth regulations regarding pollution control and environmental protection in the State of São Paulo establishing limits for the discharge of emissions and disposal of waste that impact the water, air and soil. State law provides that, in areas in which there exists a public sewage system, all effluents of a “polluting source” must be discharged to such system. It is the responsibility of the polluting source to connect itself to the public sewage system.

All effluents to be discharged are required to meet certain characteristics, which allow such effluents to be treated by our treatment facilities and discharged in an environmentally safe manner. Effluents which exceed such characteristics are prohibited from being discharged into the public sewage system. State legislation also establishes that liquid effluents, except those related to basic sanitation, be subjected to pre-treatment so that they meet the required mandatory levels before being discharged into the public sewage system.

Environmental Sanitation Technology Company (Companhia de Tecnologia de Saneamento Ambiental) or CETESB, a State-controlled company under the jurisdiction of the Secretariat of the Environment of the State, is authorized under State law to monitor discharges of pollutants into the environment and to enforce the requirements of State law. CETESB is responsible for operating Installation and Operation Licenses issued to sewage treatment facilities and other pollution sources. We have a program aimed at cleaning up the Tietê River, called the Tietê Project, which was launched in 1992 and is considered the largest basic sanitation program ever implemented in Brazil. The Tietê Project is included in our capital expenditure program, and involves work for the collection, removal and treatment of sewage to expand and optimize the basic sanitary sewage system in the São Paulo Metropolitan Region.

The disposal of sludge must also meet the requirements of State law. CETESB also regulates the discharge of effluents into bodies of water and must approve all of our treatment facilities in accordance with federal regulations. Water resource legislation in the State of São Paulo establishes the charging of fees for the discharge of treated effluents into bodies of water, however, this provision is currently in the final stages of implementation.

Some municipalities of the State of São Paulo have enacted municipal laws requiring us to charge a fixed fee, and not a tariff, for sewage services being provided. To date, we have not been the subject of enforcement of these laws.

Tariff Regulation in the State of São Paulo

The tariffs we set for our services are to some extent subject to Federal and State regulation.

On December 16, 1996, the Governor of the State issued a decree which approved the existing tariff system and allowed us to continue to set our own tariffs. We used to set our tariffs based on the general objectives of maintaining our financial condition and preserving “social equity” in terms of the provision of water and sewage services to the population while providing a return on investment. The Governor’s decree also directs us to apply the following criteria in determining our tariffs:

  category of use;

  capacity of the water meter;

  characteristics of consumption;

  volume consumed;

  fixed and floating costs;

  seasonal variations; and

  social and economic conditions of residential customers.

In determining tariffs, we may also consider the costs associated with the exploitation of basic sanitation services, depreciation, provision for bad debts, amortization of expenses and adequate remuneration for investments. We usually submit new tariffs to the Governor of the State for approval. We implemented a new readjustment formula designed to better reflect costs in August 2003. See “—Business Overview—Tariffs.”

However, with the enactment of Federal Laws No. 11,445/07 and No. 11,107/05, we were prohibited from planning, inspecting and regulating services, which included determining the tariff policy to be adopted. These activities are to be exercised by the entity of the State that controls the services, which, with the exception of the responsibility for planning, may delegate the exercise of the other applicable responsibilities. Pursuant to Federal Law No. 11,445/07, tariff regulation is to be performed by an independent regulatory entity. Municipalities can choose to delegate tariff regulation to the State´s independent regulatory agency (ARSESP) instead of creating their own regulatory agency. Considering (i) that, with the sole exception of the Municipality of Lins, no other municipality has decided to create its own regulatory entity so far and that many municipalities have already delegated regulation to ARSESP, we believe that at least in the near future ARSESP will be in charge of regulating tariffs for most of the concession contracts and program contracts entered into by us. However, we cannot be certain that other municipalities will not take the same decision as Lins.

Regarding tariff regulation for the year of 2008, we believe there will be no major changes in the policy currently in use by us, considering that ARSESP has just been established and will probably have insufficient time to implement a new tariff formula regulation for 2008.

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

4.C. Organizational structure

Not applicable.

4.D. Property, Plant and Equipment

Our principal properties consist of reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water mains, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections. As of December 31, 2007, we owned 198 water treatment facilities and 62,318 kilometers of water pipes and mains, 461 sewage treatment facilities and 40,608 kilometers of sewer lines, as well as 16 water quality control laboratories.

We own our headquarters building and all other major administrative buildings. We have pledged some of our properties as collateral to the Federal Government in connection with a long-term financing transaction we have entered into with the World Bank that was guaranteed by the Federal Government. We have also pledged part of our assets in the amount of R$249.0 million as collateral with respect to our indebtedness under the Special Program for Payment of Federal and Social Security-Related Taxes in Installments (Programa de Parcelamento Especial para Impostos Federais e Previdenciários), or PAES program, as set forth by Law No. 10,684, dated May 30, 2003. Three of our properties in the amount of R$60.5 million were pledged as collateral for the financing granted by the International Bank for Reconstruction and Development, the last installment related to this financing was paid in April, 2007, but so far the Federal Government has not released the properties.

As of December 31, 2007, the total net book value of our property, plant and equipment was R$14,567.9 million, including concession assets acquired (intangible assets).

All of our material properties are located in the State of São Paulo.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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

The financial statements in this annual report have been prepared in accordance with the Brazilian Corporate Law Method, which differs in certain significant respects from U.S. GAAP. We have included a discussion below of the material differences between the Brazilian Corporate Law Method and U.S. GAAP related to each critical accounting policy in our audited financial statements. For additional information regarding other differences between the Brazilian Corporate Law Method and U.S. GAAP, please see note 26 to our financial statements.

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

The São Paulo Metropolitan Region, which includes the City of São Paulo, is our most important service territory. With a population of approximately 19.7 million, the São Paulo Metropolitan Region accounted for approximately 75.5%, 75.8% and 75.8% of our gross revenue from sales and services in 2005, 2006 and 2007, respectively. Approximately 70.8% of the property, plant and equipment reflected on our balance sheet as of December 31, 2007 is located in this region. In an effort to respond to demand in the São Paulo Metropolitan Region and because the region represents the principal opportunity to increase our net revenue from sales and services, we have dedicated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region. Our capital expenditure program is our most significant liquidity and capital resource requirement.

Factors Affecting Our Results of Operations

Our results of operations and financial condition are generally affected by our ability to raise tariffs, general economic conditions in Brazil and, in some previous periods, meteorological conditions. In 2005, hydrological conditions improved and with the increase in efficiencies in our system, we were able to increase capacity and production. We were therefore able to increase revenues reflecting both operational improvement and greater demand arising from the end of our water usage reduction bonus program. In 2006, our results of operations and financial condition were affected by an increase in the invoiced volume of water and sewage, as well as by a decrease in our financial expenses, as a result of our strategy to actively manage our capital market debts. Additionally, in 2006, our results of operations and financial condition was negatively affected by the adjustment of R$ 93.8 million, as a result of an analysis and conciliation procedure related to the accounting balance of our accounts receivable. In 2007, the volume of lawsuit decisions allowed our management to evaluate the contingency process and based on this evaluation, we quantified the lawsuits involving customers, considering the most recent history of favorable and unfavorable court decisions to improve our estimate of liability.

Effects of Tariff Increases

Our results of operations and financial condition are highly dependent upon our ability to increase tariffs for our water and sewage services. Since the passing of Federal Law 11,445/07 on December 5, 2007, as a general rule, ARSESP will be responsible for setting, adjusting and reviewing tariffs, taking into consideration among other factors the following:

  political considerations arising from our status as a State-controlled company;

  anti-inflation measures promulgated by the Federal Government from time to time; and

  federal laws that in some circumstances limit to 12.0% per year the return on the assets of some of our concessions.

For the fiscal year of 2008, we believe that ARSESP will adopt the adjustment formula that we have been using since August 2003.

Tariffs have often failed to keep up with inflation during periods of high inflation in the past. During the past few years, we generally have been able to raise tariffs in line with increases in cost of sales and services and operating expenses and to support our liquidity and capital resource requirements. In 2000, we did not raise tariffs due to the State policy for that year of not increasing tariffs for many public services. In June 2001, however, we increased our average tariff by approximately 13.1%, which was broadly in line with prevailing inflation rates in Brazil since mid-1999 as measured by the consumer price index, and in August 2002, we increased our tariffs by 8.2% . In August 2003, we increased our tariffs for water and sewage services by 18.9%, in August 2004 we raised our tariffs for water and sewage services by 6.8% and in August 2005 we raised our tariffs for water and sewage services by 9.0% . In August 2006, we increased our tariffs by 6.71% . In September 2007, we applied a nonlinear adjustment of 4.12% for categories of use and of 3.74% for tariffs for the supply of water and collection of sewage for consumption greater than 20 cubic meters for non-residential categories of use.

Since August 2003, our tariffs have been determined using a transparent formula which accounts for inflation, covers our operating costs and other expenses and provides for a return on investment. Tariffs have historically been adjusted once a year and for periods of at least 12 months.

As of December 2007, readjustment of our tariffs will continue to be set each year, but will be dependent on the parameters established by Federal Law 11,445/07 as well as regulatory agency parameters. Our readjustments will be announced 30 days prior to the effective date of the new tariffs, which will occur in September of each year, and will remain in place for a period of at least 12 months. Regarding tariff regulation for the year 2008, we believe there will be no major changes in the policy currently in use by us, considering that ARSESP has just been established and will probably have insufficient time to implement a new tariff formula regulation for 2008.

The following table sets forth, for the periods indicated, the percentage increase of our tariffs, as compared to three inflation indices:

	Year ended December 31,

	2004	2005	2006	2007

Increase in Average Tariff(1)	6.8%	9.0%	6.7%	4.12%
Inflation – Índice de Preços ao Consumidor – IPC – FIPE (Consumer Price Index)	6.6%	4.5%	2.5%	4.4%
Inflation – Índice de Preços ao Consumidor Ampliado – IPCA (Extended Consumer Price)	7.6%	5.7%	3.1%	4.5%
Inflation – Índice Geral de Preços do Mercado IGP-M (General Price Index-Market)	12.4%	1.2%	3.8%	7.7%
________________________________________
(1) Tariff increases for each period took effect in August of such year with the exception of 2007, when the increases took effect in September. Sources: Central Bank, Fundação Getúlio Vargas and Fundação Instituto de Pesquisas Econômicas.

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

In 2003, the new administration largely continued the macroeconomic policies of the previous administration. The real appreciated by 22.3% against the U.S. dollar in 2003 to R$2.8892 per US$1.00 as of December 31, 2003. Inflation for 2003, as measured by the IGP-M, was 8.7% . However, real gross domestic product decreased by 0.2% during 2003 largely because the very high interest rates that prevailed at the beginning of 2003 also constrained economic growth. The Brazilian economy showed signs of improvement in the third and fourth quarters of 2003 that continued through 2004. During 2004 real gross domestic product grew by 5.2%, inflation was 12.4% as measured by the IGP-M and the real appreciated 8.8% against the U.S. dollar as the real/U.S. dollar exchange rate decreased to R$2.6544 as of December 31, 2004.

The principal events affecting the Brazilian macroeconomics in 2005 were the corruption allegations against government officials and Brazilian house representatives of the current president's support base, and the Central Bank’s efforts to meet the goal of 5.1% annual inflation, which resulted in the maintenance of high levels of interest rates, starting from November, the Central Bank has begun a process of reducing the official interest rate in order to encourage economic growth. As of December 31, 2005, the official interest rate was 18.00% .

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

In 2007, the appreciation trend continued and the real appreciated by 20.7% against the U.S. dollar. Notwithstanding the real’s appreciation, Brazil’s trade surplus was US$40.0 billion. Brazil finished 2007 with US$180 billion in currency reserves. The average unemployment rate decreased from 8.4% for the year ended December 31, 2006, to 7.4% for the year ended December 31, 2007, in the principal metropolitan regions of Brazil, according to IBGE estimates. In 2007, the inflation rate, as measured by the IGP-M, was 7.7% as compared to 3.8% in 2006.

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

The Central Bank increased the official interest rate to 26.3% on February 19, 2003 and decreased it to 15.8% on April 14, 2004. The Central Bank increased the official interest rate to 17.74% on December 15, 2004. During the first four months of 2005, the Central Bank continued to raise the official interest rate, which reached 19.5% on April 20, 2005. However, starting from November of 2005, the Central Bank began a process of reducing the official interest rate. On December 31, 2005, the official interest rate was 18.0% . In 2006, the Central Bank continued to reduce the official interest rate, reaching 13.19% on December 31, 2006. In 2007, the Central Bank continued to reduce the official interest rate, reaching 11.18% on December 31, 2007. In 2008 the Central Bank began a process of increasing the official interest rate. Since the beginning of 2008, the rate has been increased twice. On June 30, 2008, the official interest rate, was 12.25% . We have not utilized any derivative financial instruments, or any hedging instruments to mitigate interest rate fluctuations. We do, however, continually monitor market interest rates in order to evaluate the possible need to refinance our debt.

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

The following table shows Brazilian inflation for the periods indicated:

	Year ended December 31,

	2004	2005	2006	2007

Inflation – Consumer Price Index (IPC-FIPE)	6.6%	4.5%	2.5%	4.4%
Inflation – General Price Index-
Market (IGP-M)	12.4%	1.2%	3.8%	7.7%
________________________________________
Source: Fundação Getúlio Vargas.

Currency Exchange Rates. We had total foreign currency-denominated indebtedness of R$1,242.3 million as of December 31, 2007. In the event of significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency-denominated obligations would increase as measured in reais, particularly as our tariff and other revenue are based solely in reais. In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. For example, the 34.3% devaluation of the real in 2002 increased our financial expenses and negatively affected our overall results of operations for that year. In contrast, in 2003, the real appreciated 22.3% against the U.S. dollar, which resulted in a foreign exchange gain of R$540.6 million. The 8.8% appreciation of the real against the U.S. dollar in 2004 led to a foreign exchange gain of R$179.7 million. The 13.4% appreciation of the real against the U.S. dollar in 2005 led to a foreign exchange gain of R$312.1 million. The 9.5% appreciation of the real against the U.S. dollar in 2006 led to a foreign exchange gain of R$96.1 million. The 20.7% appreciation of the real against the U.S. dollar in 2007 led to a foreign exchange gain of R$188.4 million.

The following table shows the devaluation (appreciation) of the real against the U.S. dollar, the period-end exchange rates and average exchange rates for the periods indicated:

	Year ended December 31,

	2004	2005	2006	2007

Devaluation (appreciation) of the real versus U.S. dollar	(8.8)%	(13.4)%	(9.5)%	(20.7%)
Period-end exchange rate – US$1.00	R$2.6544	R$2.3407	R$2.1380	R$ 1.7713
Average exchange rate – US$1.00(1)	R$2.9259	R$2.4341	R$2.1771	R$ 1.9483
________________________________________
(1)Represents the average for period indicated.
Source: The Central Bank.

At times, we enter into forward exchange transactions and financial funding transactions in reais to mitigate foreign currency exposure. In addition, we have monitored, overseen and controlled our indebtedness denominated in foreign currency, taking advantage of market opportunities to improve the profile of our indebtedness and reduce our costs. On December 31, 2007 we had no forward exchange transactions.

Effects of Drought

Brazil experienced a prolonged and severe drought during 2000 and 2001, although historically droughts have not impacted all of our water supply systems equally. During this period, the São Paulo Metropolitan Region, in particular, faced its worst drought in 65 years. As a result, from mid-June to mid-September in 2000, we rationed water in the south of the São Paulo Metropolitan Region, affecting approximately 3.5 million people, or approximately 20% of the total population of this region. Under this rationing, water was made available to our customers for only two out of every three days. During this rationing period, we also reduced our total water production by approximately 8%. From April 2001 through January 2002, we rationed water in the west of the São Paulo Metropolitan Region, affecting approximately 300,000 people. Under this rationing, water was made available to these 300,000 customers for only 40 out of every 78 hours. Throughout 2003 rain levels were below average resulting in a weak replenishment of our reservoirs, particularly in the Cantareira system, the largest water supply system in the São Paulo Metropolitan Region. From October to December 2003, we rationed water on the western part of the São Paulo Metropolitan Region, served by the Alto Cotia system, affecting approximately 450,000 people, or approximately 2% of the region’s population. Under this rationing, water was available to those people for three days, followed by two days of rationing. During this period our total water production volume was reduced by 0.8% . As a result of the drought, our revenue declined as our volume of water billed decreased, and our costs increased because of required expenditures to protect and develop water sources and to preserve water quality. The impact that droughts have may vary across our different systems, which may allow us to mitigate the effects of any particular drought. The effects of the drought continued to affect our systems through 2004. In order to minimize the effects of this drought we implemented a water usage reduction bonus program. Due to this program and the return to normal rainfall levels that occurred throughout 2004 and early 2005, the conditions of our reservoirs have improved. In 2006 the rainfall was sufficient to enable us to maintain our reservoirs at historical levels. In 2007, the rainfall exceeded that of 2006 resulting in an increase in the volume of water held in our reservoirs thereby providing a cushion to meet demand.

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

Allowance for Doubtful Accounts

We record allowance for doubtful accounts in an amount that our management considers sufficient to cover probable losses, based on an analysis of customer accounts receivable. We record an allowance for doubtful accounts for balances receivable in excess of R$5,000 and overdue for more than 360 days, and for balances receivable in excess of R$30,000 and overdue for more than 360 days as to which we have commenced judicial collection proceedings. The amount is thus calculated and adjusted when it is in excess or insufficient, based on an aging analysis of receipts and on the expected recovery at different categories of customers. Accounts receivable balances under R$5,000 and overdue for more than 180 days are written off as a direct charge to income.

Provisions for the allowance for doubtful accounts are included in selling expenses, net of recoveries. The net charge to this allowance was R$255.3 million in 2005, R$411.9 million in 2006 and R$323.3 millions in 2007.

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

In addition, we have substantial assets consisting of amounts owed by the State. These amounts consist primarily of accounts receivable for services, reimbursement for pensions paid. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions”. We do not reserve against any of these amounts owed by the State due to the following factors:

  we do not expect to incur losses from these accounts receivable; and

  we entered into agreements in September 1997, December 2001 and March 2004 under which the State has committed to settle the outstanding amounts due to us described in these agreements by applying dividends declared by us to the remaining balance of the accounts receivable owed by the State or its controlled entities. The second amendment signed on December 2007, does not require the application of dividends to offset accounts receivable from the State.

As of December 31, 2007, the amounts owed to us by the State for the provision of water and sewage services included R$134.9 million which was considered overdue as of February 29, 2004. As of December 31, 2007 the State owed us an additional R$311.5 million in accounts receivable related to the provision of water and sewage services rendered from February 2004. With respect to reimbursement for pensions paid on behalf of the State, the State owed us R$879.1 million as of December 31, 2007 (R$320.6 million of which was acknowledged by the State in an agreement with us subject to a further audit which has not yet occurred). We have not established any provisions for any amounts due to us by the State.

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

Financial Instruments Fair Value

In accordance with CVM Instruction No. 235/95, we estimated the fair value of the financial instruments, using available market information and appropriate estimation methodologies (see note 18 to our financial statements). However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. As of December 31, 2007, the impact disclosed by us related to the fair value of our financial instruments was a loss of R$17.7 million.

Indemnities Receivable

Indemnities receivable is a long-term asset representing amounts receivable from the Municipalities of Diadema and Mauá as indemnification for the unilateral withdrawal by those authorities of our water and sewage service concessions in 1995. As of December 31, 2007 this asset amounted to R$148.8 million.

Under our concession contracts we invested in the construction of water and sewage systems in these municipalities to meet our concession service commitments. Upon the unilateral termination of the Diadema and Mauá concessions, our assets were impounded by the municipal authorities, which took on the responsibility of providing water and sewage services in these areas. At that time, we reclassified our property, plant and equipment balances relating to the impounded assets to long-term assets (indemnities receivable) and recorded impairment charges to reduce the carrying value of the assets to the estimated recoverable amounts for which we had contractually agreed as fair compensation with the relevant authorities.

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

For more information, see note 7 to our financial statements.

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

No adjustments have been included in the reconciliation from the Brazilian Corporate Law Method to U.S. GAAP to take account of differences between the measurement criteria, because no impairment provisions were required based on our analysis of cash flows. Losses on the write-off of property, plant and equipment arose primarily from adjustments upon withdrawal of concession assets, construction-in-progress projects which were deemed no longer to be economically feasible and out of service write-offs.

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

Under the Brazilian Corporate Law Method, prior to January 1, 2002, we recorded pension expense on an accrual basis based on our contributions to the plan. Effective January 1, 2002, in accordance with the issuance of a new accounting standard, we began accounting for our actuarial obligation under Plan G1. As permitted under this standard, we amortized the transition liability related to the actuarial value of our obligation at the date of adoption of the new standard over a period of five years, which was recorded in our statements of operations as an extraordinary item, net of the related tax impacts. For 2005, pension costs charged to income totaled R$65.7 million, of which R$53.2 million (net of tax effects, totaling R$35.1million) was presented as “extraordinary item net of income tax and social contribution.” The remaining R$12.5 million was charged to cost of services rendered, general and administrative expenses and selling expenses. For 2006, pension costs charged to income totaled R$56.0 million, of which R$53.2 million (net of tax effects totaling R$35.1 million) was presented as “extraordinary item net of income tax and social contribution.” The remaining R$2.8 million was charged to cost of services rendered, general and administrative expenses and selling expenses. For 2007, pension costs charged to income totaled R$55.9 million, and this amount was charged to cost of services rendered, general and administrative expenses and selling expenses. At December 31, 2007, our obligation under Plan G1 was R$365.2 million. See note 13 to our financial statements.

Under U.S. GAAP, we had already adopted the provisions of SFAS No. 87, “Employers’ Accounting for Pensions” prior to 2002, which requires that we recognize an actuarial liability for pension benefits under Plan G1. While the actuarial assumptions used for U.S. GAAP are the same as those used in determining the actuarial liability under the Brazilian Corporate Law Method, pension costs and obligations under U.S. GAAP and the Brazilian Corporate Law Method are not the same, mainly due to differences related to the first year of application, the amortization of the initial transition obligation, amortization periods for other actuarial gains and losses, and actuarial calculation methods, among others. After the issuance of SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R),” in September 2006, an employer is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. See note 26 to our financial statements.

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

Consistent with the guidance in SEC Staff Accounting Bulletin Topic 5-T (“SAB No. 5-T”), under U.S. GAAP, we recognize the costs and obligations associated with Plan G0 supplemental pension benefits on a “push-down basis,” as we are the recipients of the benefits of the employee service for which the supplemental pension benefits are made. The Plan G0 benefit obligation and expenses are accounted for in accordance with SFAS No. 87. Eventual amounts received as reimbursement from the State, if any, are treated as additional paid-in-capital. As such, Plan G0 is considered unfunded for purposes of U.S. GAAP. See notes 26 and 27 to our financial statements.

Assumptions. Accounting for these pension benefits under the Brazilian Corporate Law Method and U.S. GAAP, requires an extensive use of assumptions, including those related to the inflation adjusted discount rate, expected return on plan assets, the expected rate of future compensation increases received by our employees, mortality rates, and turnover. We review each assumption annually, with the assistance of our actuarial consultant (Assistants) who provides guidance in establishing the assumptions. The assumptions are selected to represent the weighted average expected experience over time and may differ in any one year from actual experience due to changes in the capital markets and the overall economy, regulatory events, judicial rulings, and higher or lower actual rates of withdrawal, turnover or mortality among our participating employees. While we believe that our assumptions used are appropriate, differences in actual experience or changes in assumptions could affect the amount of pension expense that we recognize.

The present value of our pension obligations was based on a discount rate of 12.3% for 2005 and 2006, and 10.8% for 2007 Our pension obligation and expense increases as the discount rate is reduced.

Our expected return on assets for Plan G1 is determined by evaluating the asset class return expectations with our advisors, as well as actual, long-term historical results of our asset returns. For 2007, we used an expected rate of return on assets assumption of 10.8% . The expected return on assets assumption is based on a targeted allocation of investments in accordance with the investment strategies of the plans. We believe that this targeted allocation will, on average, approximate actual long-term asset allocation.

Certain Transactions with Controlling Shareholder

Reimbursement Due from the State. Reimbursement due from the State for pensions paid represent supplementary pensions (Plan G0) that we pay, on behalf of the State, to former employees of the State-owned companies which merged to form a company. These amounts are reimbursed to us by the State, as primary obligor. However, these amounts have been outstanding for a long period. We account for these as long-term assets, and we do not reserve against such accounts receivable as we expect to recover these amounts and loss is not considered probable. On March 26, 2008, the State of São Paulo, through the Treasury Secretariat and the Sanitation and Energy Secretariat, and we entered into a commitment agreement for the settlement of outstanding debts related to the reimbursement of pension benefits. Even though the State acknowledges its debts related to the pension benefits, the State disagrees with the criteria adopted by us to grant and pay the benefits, based on the legal opinions issued by the State Attorney General, which restricts State actions and prevents the voluntary reimbursement of all amounts paid by us. From our standpoint, the criteria adopted in the past to grant and pay pension benefits were correct, as they were based on specific State authorizations or then effective legal opinions. See note 6 to our financial statements.

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

Results of Operations

The following table sets forth, for the periods indicated, certain items in our statement of operations, each expressed as a percentage of net revenue from sales and services:

	Year ended December 31,

	2005	2006	2007

Net revenue from sales and services	100.0	100.0	100.0
Cost of sales and services	(48.0)	(47.3)	(45.1)

Gross profit	52.0	52.7	54.9
Selling expenses	(10.9)	(13.0)	(10.7)
Administrative expenses	(7.0)	(7.1)	(9.4)
Financial expenses, net	(9.0)	(10.2)	(9.4)

Income from operations	25.1	22.4	25.4
Non-operating expenses, net	(0.5)	(0.9)	(0.6)

Income before taxes on income	24.6	21.5	24.8
Income tax and social contribution	(6.4)	(6.8)	(7.2)
Extraordinary item, net of income tax and social contribution	(0.7)	(0.6)	-

Net income	17.5	14.1	17.6

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenue from Sales and Services

Net revenue from sales and services increased by R$443.5 million, or 8.0%, to R$5,970.8 million in 2007, from R$5,527.3 million in 2006.

Net revenue from sales and services relating to water services in 2007 increased by R$232.0 million, or 7.3%, to R$3,409.3 million in 2007, from R$3,177.3 million in 2006. This increase was principally due to:

  a 2.2% increase in volume of water invoiced in 2007; and
  a tariff readjustment in 2007 of 4.1%.

Net revenue from sales and services relating to sewage services in 2007 increased by R$211.4 million, or 9.0%, to R$2,561.5 million in 2007, from R$2,350.1 million in 2006. Volumes of sewage increased by 4.3%, while tariffs increased by 4.1% .

Cost of Sales and Services

The cost of sales and services increased by R$78.9 million, or 3.0%, to R$2,695.7 million in 2007, from R$2,616.8 million in 2006. As a percentage of net revenue from sales and services, cost of sales and services decreased to 45.1% in 2007 from 47.3% in 2006.

The increase in overall costs was principally due to the following factors:

  an increase of R$57.7 million, or 17.7%, in services expenses mainly due to: (1) an increase of R$20.3 million in network maintenance, residential connections of sewage and water and streets pavement related to the losses reduction program; (2) an increase of R$17.9 million in maintenance of sewage and water systems; (3) an increase of R$3.5 million in security expenses related to the improvement of the electronic systems monitored by distances; and (4) an increase of R$2.1 million related to the improvements and maintenance of our Call Centers;
  an increase of R$25.6 million, or 5.7%, in energy costs, principally as a consequence of (1) an increase in average energy tariffs of 5.7% in the regular energy supply market; and (2) a decrease of 0.8% related to the program of efficient use of energy;
  an increase of R$7.9 million, or 7.5%, in materials expenses, as a consequence of the presence of algae in the reservoir of Cantareira that demanded an increase in copper sulphate consumption;
  an increase of R$3.9 million, or 3.4%, in materials, principally due to (1) a R$4.8 million increase in materials used in the distribution and collections network maintenance; (2) a R$1.2 million increase in maintenance of electric and mechanical systems of elevation stations and sewage treatment; (3) expenses in the amount of R$1.1 million related to our obtainment of the International Occupational Health and Safety Management System Specification Certification, the OHSAS 18001 Certification.
  These increases were partially offset by a decrease of R$3.8 million, in fuel expenses, related to a decrease of 9.4% in the price of Ethanol;
  an increase of R$3.3 million, or 0.3%, in payroll expenses and related charges, primarily due to (1) annual salary adjustments of 3.37% that came into effect in May 2007; (2) an increase of R$38.3 in accrual for pension obligations in accordance with the CVM, under CVM Deliberation No. 371/2000, that were offset by a non recurrent provision from 2006 related to bonuses in the amount of R$21.2 million and an incentivized resignation program in the amount of R$9.5 million; and
  a decrease of R$18.2 million, or 2.9%, in depreciation and amortization, principally due to the transfer of assets recorded as construction in progress to operating permanent assets, which resulted in higher depreciation costs during 2006.

Gross Profit

As a result of the factors discussed above, gross profit in 2007 increased by R$364.5 million, or 12.5%, to R$3,275.1 million in 2007, from R$2,910.6 million in 2006. As a percentage of net revenue from sales and services, gross profit increased to 54.9% in 2007 from 52.7% in 2006.

Selling Expenses

Selling expenses in 2007 decreased by R$79.6 million, or 11.1%, to R$639.6 million in 2007, from R$719.2 million in 2006. As a percentage of net revenue from sales and services, selling expenses decreased to 10.7% in 2007, from 13.0% in 2006.

The decrease in selling expenses was primarily due to the following factors:

  a decrease of R$88.5 million, or 21.5%, in bad debt expenses, net of recoveries, to R$323.4 million in 2007 from R$411.9 million in 2006, principally due to the adjustment of R$93.8 million in 2006, which was a result of an analysis and reconciliation procedure related to the accounting balance of our accounts receivable; and
  an increase of R$8.1 million, or 10.1%, in services expenses, principally due to (1) the expansion of external technical attendance service (TACE), and (2) an improvement of the electronic systems monitored by distances.

Administrative Expenses

Administrative expenses for 2007 increased by R$171.8 million, or 44.3%, to R$559.2 million in 2007, from R$387.4 million in 2006. As a percentage of net revenue from sales and services, administrative expenses increased to 9.4% in 2007, from 7.1% in 2006.

The increase in administrative expenses primarily reflected:

  an increase of R$163.2 million, in provisions for judicial proceedings, resulting from costumers claims as to which losses are probable. This increase is a result of an internal assessment that considered the history of judicial proceedings to calculate the best estimate of our actual potential liabilities; and
  an increase of R$10.2 million, or 30.5%, in fiscal expenses principally due to the end of our IPTU (urban buildings and territorial tax) exemption in the municipality of São Paulo.

Financial Expenses, Net

Financial expenses, net consist primarily of interest on our indebtedness, foreign exchange losses (or gains) in respect of our indebtedness, offset partially by interest income on cash and time deposits and inflation-based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Financial expenses, net in 2007 decreased by R$2.3 million, or 0.4%, to R$561.0 million in 2007, from R$563.3 million in 2006. As a percentage of net revenue from sales and services, financial expenses, net decreased to 9.4% in 2007, from 10.2% in 2006.

Financial expenses increased R$96.6 million, or 12.3% . This increase in financial expenses was primarily due to:

  an increase of R$185.7 million related to financial expenses on judicial proceedings mentioned in administrative expenses.

The increase in financial expenses was partially offset by:

  a decrease of R$70.5 million related to the prepayment of the 1st and 2nd series of our 5th series of our debentures in April 2006 and September 2007, respectively; and
  a decrease of R$18.3 million related to prepayment of our 2008 Eurobonds in November 2006. The refinancing of the 2008 Eurobonds with the 2016 Eurobonds, has reduced the nominal interest rate from 12.0%p.a. to 7.5%p.a..

Financial income increased by R$6.5 million, or 5.1%, to R$132.4 million in 2007, from R$125.9 million in 2006, which was related to interest income from renegotiated accounts receivable.

The exchange variation gain, increased R$92.4 million, or 96.7%, to R$188.0 million in 2007, from R$95.6 million in 2006, which was related to the real appreciation against the U.S. dollar of 20.7% in 2007 compared to 9.5% in 2006.

As of December 31, 2007, 78.1% of our debt was denominated in reais and 21.9% was denominated in foreign currency, principally U.S. dollars.

Income from Operations

As a result of the factors discussed above, income from operations in 2007 increased by R$274.7 million, or 22.1%, to R$1,515.4 million in 2007, from R$1,240.7 million in 2006.

Non-Operating expenses, net

Non-operating expenses, net 2007 decreased by R$15.7 million, or 30.9%, to R$35.2 million, from R$50.9 million in 2006.

The decrease in non-operating expenses, net was primarily due to:

  an increase of R$ 22.6 million, or 38.4%, in losses related to the disposal of obsolete assets; and
  a decrease of R$34.7 million related to the recognition of amounts that are no longer required to be paid back to customers (prescribed).

Income Tax and Social Contribution Tax

Income tax and social contribution tax (including deferred taxes) in 2007 increased by R$55.8 million, or 14.8%, to R$431.6 million from R$375.8 million in 2006. This was primarily due to the increase in taxable income, which was R$1,642.6 in 2007, compared to R$1,283.5 million in 2006. This increase in profits was partially offset by tax benefits resulting from the declaration of interest on shareholders’ equity. This benefit amounted to R$102.3 million in 2007, compared to R$92.1 million in 2006, over interest on shareholders’ equity in the amounts of R$300.7 million and R$270.8 million, respectively.

Extraordinary Item

In accordance with the requirements of the CVM, under CVM Deliberation No. 371/2000, we have elected to recognize the actuarial transition liability of R$266.1 million calculated as of December 31, 2001 with respect to our defined-benefit pension plan (Plan G1) on a straight-line basis against earnings over the five-year period ending December 31, 2006.

As permitted, the expense was recorded as an extraordinary item of R$35.1 million, net of income tax, of R$18.1 million, for each of the five years. The last appropriation related to the actuarial liability mentioned above was made in 2006.

Net Income

As a result of the factors discussed above, net income increased by 34.6%, to R$1,048.7 million in 2007, from R$778.9 million in 2006. Excluding the effects of the adjustment of R$93.8 million in 2006, which was a result of an analysis and conciliation procedure related to the accounting balance of our accounts receivable, our net income would have increased by R$176.0 million. The bulk of this increase derived from profits from operations, which recorded a significant growth of 22.1%, and the 20.7% appreciation of the real, compared to U.S. Dollar, contributed to the balance of the increase.

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

The increase in overall costs was principally due to the following factors:

  an increase of R$115.5 million, or 13.6%, in payroll expenses and related charges, primarily due to annual salary adjustments of 4.63% that came into effect in May 2006. In addition, the increase was due to the non recurrent provision of a performance-related bonus, a profit sharing plan taking into account in 2006 and the charges related to payment of compensation in connection with our incentive resignation program, totaling an aggregate amount of R$60.2 million. This increase was partially offset by a 2.7% decrease in the number of our employees, or 470 employees, of which 398 employees resigned under the incentive resignation program. While the number of employees covered by this line item decreased to 16,978 in 2006 from 17,448 in 2005, productivity increased on a company-wide basis based on our operating index of the number of water and sewage connections per employee, which indicated 684 connections per employee in 2006 and 651 connections per employee in 2005;
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

The increase in selling expenses was primarily due to the following factors:

  an increase of R$156.6 million, or 61.3%, in bad debt expenses, net of recoveries, to R$411.9 million in 2006 from R$255.3 million in 2005. Excluding the effects of the adjustment of R$93.8 million, which was a result of an analysis and conciliation procedure related to the accounting balance of our accounts receivable, the increase was mainly due to the increase in receivables following the end of the water usage reduction bonus program in 2004. For further information on our accounts receivable, see note 5 to our financial statements. The increase was also related to the tariff adjustment of 9.0% in August 2005; and
  an increase of R$16.4 million, or 11.5%, in payroll expenses and related charges, primarily due to annual salary adjustments of 4.63% that came into effect in May 2006. In addition, the increase was due to the non recurrent provision of a performance-related bonus, a profit sharing plan taking into account in 2006 and the charges related to payment of compensation in connection with our incentive resignation program, totaling an aggregate amount of R$10.4 million.

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
  an increase of R$20.1 million, or 17.9%, in payroll expenses and related charges, primarily due to annual salary adjustments of 4.63% that came into effect in May 2006. In addition, the increase was due to the no recurrent provision of a performance-related bonus, a profit sharing plan taking into account in 2006 and the charges related to payment of compensation in connection with our incentive resignation program, totaling an aggregate amount of R$9.2 million; and
  a decrease of R$14.8 million, or 15.7%, in outsourced services related to a decrease in fees paid to external advisers with respect to our debt restructuring in the capital markets.

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

The financial expenses decreased R$89.0 million, or 10.2% . This decrease in financial expenses was primarily due to:

  a decrease of R$79.2 million for monetary adjustments in provisions for judicial proceedings related to interest expenses, due to the decrease in amounts provisioned with respect to court deposits; and
  a decrease of R$20.7 million in interest and other charges related to our foreign currency-denominated debt, principally due to (1) a R$42.5 million decrease in payment of interest on Eurobonds due to the amortization of the notes due 2005 in July 2005 and the prepayment of part of the 12.5% notes due 2008 in November 2006; we made this prepayment with the proceeds from our offering of 7.5% notes due 2016 in the amount of US$140.0 million in November 2006; (2) a R$9.4 million in payment of interest on the principal related to the loan agreement entered into with the Inter-American Development Bank and syndicated loans; (3) a R$31.3 million increase in expenses with the payment of the premium for note holders who tendered their 12.5% notes due 2008, which is a non-recurrent expense.
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

The decrease in financial expenses was partially offset by the increase in the IGPM Index in 2006 (from 1.2% to 3.8%), generating a R$ 15.6 million monetary variation impact.

Financial income increased by R$10.4 million, or 9.0%, to R$125.9 million in 2006, from R$115.5 million in 2005, which was related to interest income from short-term investments.

The exchange variation gain, decreased R$215.7 million, or 69.3%, to R$95.6 million in 2006, from R$311.3 million in 2005, which was related to the real appreciation against the U.S. dollar of 9.5% in 2006 compared to 13.4% in 2005.

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

U.S. GAAP RECONCILIATION

Our net income in accordance with the Brazilian Corporate Law Method was R$865.6 million, R$778.9 million and R$1,048.7 million in 2005, 2006 and 2007, respectively. Under U.S. GAAP, we would have reported net income of R$791.2 million, R$622.5 million and R$925.4million in 2005, 2006 and 2007.

Our shareholders’ equity in accordance with the Brazilian Corporate Law Method totaled R$8,482.5 million, R$9,018.5 million and R$9,784.0 million as of December 31, 2005, 2006 and 2007, respectively. Under U.S. GAAP, we would have reported shareholders’ equity of R$6,821.4 million, R$7,298.2 million and R$7,891.6 million as of December 31, 2005, 2006 and 2007, respectively.

The principal differences between the Brazilian Corporate Law Method and U.S. GAAP that affect our net income in 2005, 2006 and 2007, as well as shareholders’ equity as of December 31, 2005, 2006 and 2007, relate to the treatment of the following items:

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

See note 26 to our financial statements for a description of these differences as they relate to us and a reconciliation of net income and total shareholders’ equity from the Brazilian Corporate Law Method to U.S. GAAP.

5.B. Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, borrowings from Brazilian Federal and State governmental financial institutions, and financing from multilateral organizations and from domestic and international capital markets. As of December 31, 2007, we had R$465.0 million of cash and cash equivalents. Outstanding short-term debt was R$742.1 million as of December 31, 2007, of which R$251.7 million was denominated in foreign currency. Long-term debt was R$4,943.1 million, of which R$990.6 million consisted of foreign currency-denominated obligations. We believe that we have sufficient sources of liquidity and capital to meet our liquidity and capital requirements for the next few years, in light of our current financial position and our expected cash generated by operating activities.

Cash Provided by Operating Activities. Cash provided by operating activities is, and we anticipate that it will continue to be, the single largest source of our liquidity and capital resources in future years and financial periods. Our cash generated by operating activities was R$1,737.6 million, R$2,020.8 million and R$2,215.6 million in 2005, 2006 and 2007.

We have overdue accounts receivable from the State and from the municipalities to which we provide water on a wholesale basis. For more information, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Debt Financing. As of December 31, 2007, we had R$4,943.1 million in long-term debt outstanding (excluding the current portion of long-term debt), of which R$990.6 million consisted of foreign currency-denominated long-term debt. We had outstanding short-term debt of approximately R$742.1 million as of December 31, 2007, representing the current portion of our long-term debt.

As of December 31, 2007, approximately R$251.7 million of this short-term debt was denominated in foreign currencies. Substantially all of our foreign currency-denominated debt of R$1,242.3 million as of December 31, 2007 was denominated in U.S. dollars or in baskets of foreign currencies.

This debt consisted principally of:

     (1) R$765.4 million (US$432.1 million) in U.S. dollar denominated loans from the Inter-American Development Bank. Under these loans, payments of principal are made in semi-annual installments with final maturity in July 2025. The principal amount is adjusted semi-annually for the variation in a basket of foreign currencies and accrues interest at a rate varying from 3.00% to 5.61% . We have pledged part of our receivables from our sales and services up to the amount due as collateral. For further information on the terms of these loan agreements, see “Item 4.A. History and Development of the Company—Capital Expenditure Program—Tietê Project.”

     (2) R$173.7 million (US$98.1 million) in aggregate principal amount of our 12% notes due 2008 sold in the international capital markets in June 2003 and R$248.0 million (US$140.0 million) in the aggregate principal amount of our 7.5% notes due 2016 sold to the international capital markets in November 2006.

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

Our outstanding domestic debt was approximately R$4,442.9 million as of December 31, 2007 and consisted primarily of real-denominated loans from Federal and State-owned banks, in particular, Banco do Brasil S.A., Caixa Econômica Federal and the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, as well as debentures issued in September 2004 and March and June 2005.

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

     (2) We have entered into several line of credit agreements with Caixa Econômica Federal, pursuant to which amortizations of principal are paid in 120 or 180 months in monthly installments after 30 days following a grace period, which varies from 14 to 36 months from the date of the first draw-down. The final maturity is 2022. The principal amount accrues interest at a rate varying from 5.00% to 9.50% .

     (3) In August 2002, we entered into a line of credit agreement with BNDES. The final maturity date will be in February 2013. The principal amount accrues interest at the long-term rate fixed by the Federal Government (Taxa de Juros de Longo Prazo), or TJLP, limited to 6.00%, plus 3.00% per annum. If the TJLP exceeds 6.00%, such excess will be added to the principal amount payable at maturity.

     In addition, we entered into a credit agreement on August 6, 2004 with the JBIC for the financing of the Environmental Recovery Program for the Santos Metropolitan Region, which was guaranteed by the Federal Government for an aggregate principal amount of ¥21,320 million (R$337.7 million). The disbursements began in January 2006. As of December 31, 2007, the total amount disbursed was R$42.0 million. Under this financing agreement, amortizations are made in semi-annual installments in August and February, with final maturity 2029. This obligation is guaranteed by the Federal Government. For further information on the terms and guarantees of this financing agreement, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Government Guarantees of Financing” and “Item 4.A. History and Development of the Company—Capital Expenditure Program—Capital Expenditure Program—Environmental Recovery Program for the Baixada Santista Metropolitan Region – “Programa Onda Limpa”.”

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

With respect to the debentures issued on September 17, 2004, we filed a securities shelf program with the CVM through which we were able to offer non-convertible debentures in the aggregate amount of R$1.5 billion. We issued the total amount available under this shelf program by July 1995. As part of the program:

     (1) We issued R$600.0 million in aggregate principal amount of debentures in September 2004 (our 6th issuance), offered in three separate series. The debentures of the first, second and third series will mature within three, five and six years after issuance, respectively. The debentures of the first series in the amount of R$231.8 million bear interest at the interbank deposit rate (CDI) plus 1.75% per year, and the debentures of the second series in the amount of R$188.3 million, and of the third series, in the amount of R$179.9 million, bear interest at rates of IGP-M index plus 11.0% per year. The first series was totally paid in September, 2007.

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

The following table sets forth information on our outstanding debt as of December 31, 2007. See note 10 to our financial statements:

	As of December 31, 2007

			Total Aggregate
			Principal	Final
Facility	Current	Long Term	Amount	Maturity	Interest Rate(1)

	(in millions of reais)
Real-denominated loans and financings:
Federal Government/Banco do Brasil	238.2	1,642.6	1,880.8	2014	UPR+8.5%
Debentures 6th Issue	-	427.7	427.7	2010	11.00% and IGPM
Debentures 7th Issue	-	312.4	312.4	2010	CDI+1.5% and
					10.80% and IGPM
Debentures 8th Issue	-	737.4	737.4	2011	CDI+1.5% and
					10.75% and IGPM
Caixa Econômica Federal(2)	58.3	490.9	549.2	2008/22	UPR+5.00% to
					9.50%
FIDC – Sabesp 1	55.5	125.0	180.5	2011	CDI+0.70%
Brazilian Economic and Social					TJLP + 3% (limited
Development Bank (BNDES)	41.9	165.7	207.6	2013	to 6.00%)
Other	3.1	18.8	21.9	2009/11	12.00%, CDI and
					TJLP + 6.00%
Accrued interest and charges	93.4	32.0	125.4

	490.4	3,952.5	4,442.9

Foreign currency denominated loans and
financings:
Long-term Notes: US$238,052 thousand	173.7	248.0	421.7	2008/16	12.00% and 7.50%
Inter-American Development
Bank (IDB): US$432.099 thousand	64.8	700.6	765.4	2016/25	3.00% and 5.61%
JBIC Yens 2,654,422 thousand	-	42.0	42.0	2029	1.8% and 2.5%
Accrued interest and charges	13.2	-	13.2

	251.7	990.6	1,242.3

Total Debt	742.1	4,943.1	5,685.2

__________________
(1) UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to the daily government interest rate (Taxa Referencial—TR), which was 0.064% per month as of December 31, 2007; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 11.82% per annum as of December 31, 2007; IGP-M stands for Índice Geral de Preços a Mercado, which was 7.75% per annum as of December 31, 2007; TJLP stands for Long-term Rate Fixed by the Federal Government on a quarterly basis (Taxa de Juros a Longo Prazo), which was 6.25% per annum as of December 31, 2007.
(2) Agreements to provide up to approximately R$404.9 million in financing for our capital expenditure program until final maturity. We have pledged amounts in certain bank accounts as collateral for these loans.

Financial Covenants. We are subject to financial covenants under the agreements evidencing or governing our outstanding indebtedness.

With respect to our indebtedness denominated in U.S. dollars or in baskets of foreign currencies, we are subject to financial covenants, including but not limited to those set forth in the loan agreements entered into with the Inter-American Development Bank. Each of these agreements contains, among other provisions, limitations on our ability to incur debt. The indenture relating to the 7.5% notes due 2016 is the most stringent of these debt agreements. This indenture prohibits, subject to some exceptions, the incurrence of additional debt in the event that (1) the ratio of Adjusted Total Debt to Adjusted EBITDA (as defined in the related indenture) is greater than 3.65x or (2) the Debt Service Coverage Ratio (as defined in the indenture) is less than 2.35x. We do not believe that these covenants will impose constraints on our ability to finance our capital expenditure program or, more generally, to develop our business and enhance our financial performance.

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

Brazilian regulations provide that a state-owned company, such as us, must use the proceeds of “external credit operations” (i.e., foreign currency borrowings), subject to some exceptions, exclusively to refinance outstanding financial obligations. The use will be restricted according to the declared use of proceeds, and until so used, these proceeds must be deposited as directed by the Central Bank. The deposit requirement does not apply in the case of import financing and financing transactions involving multilateral and official organizations, such as the JBIC, the World Bank and the Inter-American Development Bank. On December 31, 2007 there was no restricted cash under this regulation.

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

Debt-Service and Other Contractual Obligations. Our debt service obligations and other contractual obligations as of December 31, 2007 were as follows:

					2012 and
	2008	2009	2010	2011	thereafter	Total

	(in millions of reais)
Outstanding long-term debt due	742.1	1273.1	852.6	897.4	1,920.0	5,685.2
Operational lease	7.8	2.6	0.6	0.3	-	11.3
Pension benefits - SABESPREV(1)	-	-	-	-	365.2	365.2
PAES program	43.9	43.9	43.9	43.9	66.0	241.6
Take-or-pay contracts	182.0	128.9	128.2	133.4	133.8	706.3

Total	975.8	1,448.5	1,025.3	1,075.0	2,485.0	7,009.6

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

Capital Expenditures. Historically, our capital expenditures have been significantly financed with resources from international and national multilateral agencies and development banks. We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year. In 2004, our cash disbursements for purchases of property, plant and equipment under our capital expenditure program totaled R$670.3 million. In 2005, we planned to invest approximately R$758.0 million under our capital expenditure program, but effectively invested R$660.4 million. As of December 31, 2006, we had invested R$904.9 million under our capital expenditure program. We have budgeted investments in the amount of approximately R$5.87 billion from 2007 through 2010, of which we spent R$921.1 million in 2007.

Pension Plan Payments and Employee Benefits. We have been making State-mandated special retirement and pension payments to certain former employees who were employed by our predecessor entities prior to May 1974. These special payments totaled R$104.6 million in 2007, R$101.7 million in 2006 and R$96.4 million in 2005. The State is required to reimburse us for these amounts, but has not been paying us on a timely basis. The State’s obligation to us for these amounts is recorded under receivables from shareholder on the balance sheet and totaled R$879.1 million as of December 31, 2007. As of December 31, 2005 and 2006 these receivables had reached R$672.7 million and R$774.5 million, respectively, and they were classified as non-current assets in our financial statements. The special payments to former employees made by us are not reflected in our statement of operations, but nonetheless represent a significant component of our liquidity requirements. Although we have had discussions with the State regarding more timely reimbursement for the special payments to former employees, we cannot assure you as to when or whether such payments will be made by the State. We may continue to be held responsible for these special payments to former employees, irrespective of whether the State reimburses us or not. For further information on State-mandated special retirement and pension payments made by us to certain former employees, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Dividend Distributions. We are required by our by-laws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to not less than 25% of the amounts available for distribution. The aggregate amount of distributions we made for 2005, 2006 and 2007 were R$348.2 million, R$270.8 million and R$300.7 million, respectively.

On April 28, 2005, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$38.2 million, to be paid within 60 days after our 2006 shareholders’ meeting to shareholders of record as of May 9, 2005. On June 23, 2005, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$66.8 million, to be paid within 60 days after our 2006 shareholders’ meeting to shareholders of record as of July 6, 2005. On October 20, 2005, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$85.2 million, to be paid within 60 days after our 2006 shareholders’ meeting to shareholders of record as of November 3, 2005. On December 15, 2005, our board of directors approved the payment of dividends in the form of interest on shareholders’ equity in the amount of R$158.1 million, to be paid within 60 days of our 2006 shareholders’ meeting to shareholders of record as of December 28, 2005. On April 20 and December 14, 2006, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$129.6 million and R$141.2 million, respectively. The payments of interest on shareholders’ equity declared in 2007 began being made on June 27, 2008.

On October 18, 2007 and February 21, 2008, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$268.8 million and R$ 31.9 million, respectively. The payments of these dividends began being made in June 27, 2008.

As of December 31, 2007, our dividends payable to the State were in the amount of R$552.0 million. The dividends due from 2004 to 2006, in the amount of R$ 400.8 million (R$408.2 million adjusted until March 2008), have been paid during the first quarter of 2008. We are currently unable to determine the amount, if any, of the remaining portion of these declared dividends that the State will apply to the current and future accounts receivable owed to us by the State or its controlled entities.

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

5.C. Research and Development, Patents and Licenses, Etc.

Our policy is to invest continually in the modernization of equipment and in the technology needed to identify, evaluate and improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability. Our research and development function is divided into committees according to strategy and complexity. In 2005, 2006 and 2007, we spent R$4.7 million, R$4.9 million and R$3.4 million, respectively, on research and development. We have also partnered with several research institutions.

Trademarks

We have registered our logo and composite trademark at the –Brazilian National Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI, where the following trademarks are also registered: Pura – Programa de Uso Racional da Água; Projeto Tietê; Gotucho, Gota Borralheira, Dr. Gastão and Ratantan, (various characters from Clubinho Sabesp, which is a tool for environmental education aimed at children on our website); Revista DAE; Uso racional da água (Rational Use of Water).

The following trademarks are pending a final decision by INPI: Parque da Integração; Programa de Recuperação Ambiental; Programa Córrego Limpo; Programa Onda Limpa; Super H2O (character from Clubinho Sabesp); Signos - Sistema de Informações Geográficas no Saneamento; Hora H Sabesp; Ligação Sabesp; and Scorpion (operating and loss management software).

From the trademarks which are filed, it is worth pointing out two we consider important: Sabesfértil; and Universidade Empresarial Sabesp - UES.

Patents

We have the following patents granted by INPI:

  Water consumption measurement unit
  Constructive disposal in building hydraulic simulator for didactical purposes
  Mobile unit for metrological verification of hydrometers in the field
  Equipment for alignment of motor-pump sets
  Anti-fraud device in the hydrometer
  Equipment for washing filters in water treatment stations
  Motorized activation for automatic correction of dosage of chemical products in conventional dosage devices by gravity
  Mobile unit for reinforcement of water network pressure
  System for inspection of sewage network piping
  Differential pressure measurer with digital reading
  Valve position sensor
  Electronic hydrometer
  Flow deflector
  Hydraulic bi-stable buoy cock
  Turbine with evolving profile blade
  Elastic ring reducer for hydrometer
  Simplified gear reducer fro hydrometers
  Turbine with asymmetry in the blades for hydrometer

  Hydrometer plating through superior sow
  Violation protection shield
  Hydrometer with adjustment through variation of turbine height
  Hydrometer with adjustment by additive flow
  Hydrometer with adjustment through counter-flow
  Bi-stable device for closing of buoy cock

Software

To manage our activities, we use software systems which we have acquired from vendors. We have also developed certain computer programs for management and control of water and sewage treatment facilities, as well as for third-party services management, called “AQUALOG,” “SGL,” “Electronic Price Quotation” (Cotação Eletrônica de Preços), Eletronic Inverse Auction (Pregão Sabesp Online) and SCORPION. We also have secured registration of these programs at the INPI and the agency of trademarks. AQUALOG is the only Brazilian software designed to monitor water treatment. SGL (Bid Management System) is an electronic price quotation system that allows us to view all bid and acquisitions proceedings in real time. Constantly improved, the SGL is able to determine the appropriate workflow for the different bidding kinds and modes. It also includes a large array of nuances that are inherent to each contract or procurement. One of the greatest advantages of the system is undoubtedly the Eletronic Inverse Auction – a current model for e-commerce.

5.D. Trend Information

Not applicable.

5.E. Off-Balance Sheet Arrangements

We had no off-balance sheet obligations as of December 31, 2005, 2006 and 2007.

5. F. Tabular disclosure of contractual obligations

Debt-Service and Other Contractual Obligations. Our debt service obligations and other contractual obligations as of December 31, 2007 were as follows:

					2012 and
	2008	2009	2010	2011	thereafter	Total

	(in millions of reais)
Outstanding long-term debt due	742.1	1,273.1	852.6	897.4	1,920.0	5,685.2
Operational lease	7.8	2.6	0.6	0.3	-	11.3
Pension benefits - SABESPREV(1)	-	-	-	-	365.2	365.2
PAES program(2)	43.9	43.9	43.9	43.9	66.0	241.6
Take-or-pay contracts	182.0	128.9	128.2	133.4	133.8	706.3

Total	975.8	1,448.5	1,025.3	1,075.0	2,485.0	7,009.6

________________________________________
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Board of Directors

Our by-laws provide for a minimum of five and a maximum of 11 directors. The members of our board of directors are elected at a general shareholders’ meeting to serve renewable one-year terms. Each member of our board of directors must be one of our shareholders, under Brazilian Corporate Law, and a resident of Brazil, under our by-laws. Pursuant to our by-laws, our employees have the option to elect one member of our board of directors, who must be an employee with more than two years of service to us. Currently, our employees have not elected a director. In addition, pursuant to Brazilian Corporate Law, at least one member of the board of directors of mixed capital companies, such as us, must be appointed by the minority shareholders. Finally, according to the Novo Mercado rules, at least 20% of the board of directors must be comprised of independent members.

The current members of our board of directors were elected in the general shareholders’ meeting held on April 29, 2008. The tenure of the directors will end upon the election of the new members at the general shareholders’ meeting to be held in April 2009. Currently, we have three directors considered independent under the Novo Mercado rules.

Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman. Its responsibilities include the establishment of policy and general orientation of our business and the appointment and supervision of our executive officers.

The following are the names, ages, position and brief biographical descriptions of the current members of our board of directors:

Director	Age	Position	Date Elected

Dilma Seli Pena	58	Chairman	April 29, 2008
Humberto Rodrigues da Silva	51	Vice-Chairman	April 29, 2008
Alexander Bialer	61	Independent Director*	April 29, 2008
Reinaldo Guerreiro	55	Independent Director*	April 29, 2008
Roberto Yoshikazu Yamazaki	52	Director	April 29, 2008
Manuelito Pereira Magalhães Júnior	40	Director	April 29, 2008
Francisco Vidal Luna	62	Director	April 29, 2008
Mario Engler Pinto Junior	52	Director	April 29, 2008
Antero Paes de Barros Neto	55	Director	April 29, 2008
Jeronimo Antunes	52	Independent Director*	April 29, 2008

* These directors comply with the independence requirements established by the Novo Mercado rules.

Dilma Seli Pena. Mrs. Pena has been the chairman of the board of directors since January 2007. She holds a master’s degree in public administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas and a degree in geography from Universidade de Brasília. She was director of the Sanitation of the Urban Policy Office, director of strategic investments of the Ministry of Planning and director of the National Water Agency of the Brazilian government. She was deputy secretary for the Economics and Planning Secretariat of the government of the State of São Paulo. Mrs. Pena was a regular member of the Environmental Board of the State of São Paulo Industry Association (FIESP). Until December 2006, she was a member of our fiscal council. Currently, she is responsible for the State Secretariat of Sanitation and Energy and manages the board of directors of the following São Paulo state-owned companies: Sabesp, Empresa Metropolitana de Águas e Energia S.A., or Emae, Cia Energética de São Paulo, or CESP and Companhia Paulista de Obras e Serviços, or CPOS. She has published a number of articles, texts and books in the areas of sanitation, water resources and planning.

Humberto Rodrigues da Silva. Mr. Silva has been the vice-chairman of the board of directors since January 2007. He holds a post-graduate degree in methodology and projects of municipal and urban development from Escola Nacional de Serviços Urbanos – ENSUR and a post-graduate degree in hospital management from Universidade Federal da Bahia. He also holds a degree in public administration from Escola de Administração de Empresas de São Paulo – Fundação Getúlio Vargas. Currently, he is the deputy secretary of the Political Affairs Department of the government of the State of São Paulo. He was the chief of the Secretariat of the City of São Paulo, of the Secretariat of Science, Technology and Economic Development of the State of São Paulo and also of the Companhia Metropolitana de Habitação de São Paulo - COHAB. From 1999 to 2004, he was a consultant and the director of planning and projects of the São Paulo Development Corporation. He was a member of the board of directors of the Fundação Paula Souza, of the Instituto de Pesquisa Tecnológica de São Paulo and of the São Paulo Turismo S.A., or SPTURIS. He worked for the government of the State of Bahia and for the municipality of Camaçari.

Alexander Bialer. Mr. Bialer has been a member of our board of directors since April 2003. He holds a degree in mechanical engineering from Instituto Tecnológico da Aeronáutica—ITA and a specialization degree in systems administration from the Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas. He is also the chairman of the board of directors of GE Hydro Inepar, a member of the board of directors of AVIANCA and Romi and the chairman of the executive board of the Synergy Group. Additionaly, Mr. Bialer is a member of the advisory councils of GE Previdência, GE Celma, Associação Brasileira de Infraestrutura e Indústrias de Base - ABDIB and Instituto UNIEMP (Fórum Permanente das Relações Universidade – Empresa).

Reinaldo Guerreiro. Mr. Guerreiro has been a member of our board of directors since January 2007. He holds a Ph.D in accounting and controllership, a master’s degree in accounting and controllership and a bachelor’s degree in accounting sciences, all of them from Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo – FEA-USP, where he is the vice-director of the Economy, Business and Accounting College, He also headed the Department of Accounting and Actuarial Sciences at FEA-USP for many years. He was a corporate consultant cooperator for some international consultancy offices such as Roberto Dreyfuss Consultores, Klynveld Main Goerdeler Auditores S/C, SBS – Sérgio Bio, Splendore & Associados S/C Ltda. Consultores em Administração, Artur Young Consultores, Biedermann, Bordasch, Ernest & Whinney, Directa and BDO Consultores. He is also a consultant specialized in economic management. He has worked in many projects in the areas of economic management, costs, budgeting and information systems in several companies such as Grupo Zillo Lorenzetti, Grupo Feital, Construtora Mendes Junior, Starret Ind. e Com., CMTC, FEPASA, COSIPA, MAFERSA, Usina Santa Elisa, Gillete do Brasil, Hansen Máquinas e Equipamentos, CIPLA Indústria do Lar, Metalúrgica Matarazzo, Elebra Informática, NEC do Brasil, CEF, Banco do Brasil.

Roberto Yoshikazu Yamazaki. Mr. Yamazaki has been a member of our board of directors since January 2007. He holds a degree in business administration. He currently acts as technical advisor of the Treasury Secretariat of the State of São Paulo. From 2006 to January 2007, he was deputy secretary of the Treasury Secretariat of the State. From 2003 to 2006, he was coordinator of the Financial Administration of the State. From 1997 to 2003, he was technical director of the State Treasury Department. From 1995 to 1997, he acted as technical assistant of the State Coordination of Financial Administration. From 1993 to 1994, he was advisor of the Secretariat of Education of the State of São Paulo. From 1992 to 1993, he was technical advisor of the Administrative and Financial Board of Executive Officers at Companhia de Entrepostos e Armazéns Gerais de São Paulo, or CEAGESP. From 1976 to 1992, he was administrative and financial manager of TERRAFOTO S/A – Atividades de Aerolevantamentos.

Manuelito Pereira Magalhães Júnior. Mr. Magalhães has been a member of the board of directors since January 2007. He is a candidate for a master’s degree in economic sciences from the Instituto de Economia, Universidade Estadual de Campinas – UNICAMP. He holds a degree in economic sciences from the Instituto de Economia – UNICAMP. He was a member of the board of directors of the Companhia de Engenharia de Tráfego de São Paulo (CET-SP), of the Companhia Metropolitana de Habitação de São Paulo - COHAB and, of the Empresa de Tecnologia de Informação e Comunicação de São Paulo - PRODAM-SP. He was the parliamentary advisor in the Federal Senate. From 1998 to 2002, he was the special advisor of the Minister of Health. From 2005 to 2006 he was the ombudsman of the National Supplementary Health Agency, or ANS. From 2005 to 2006, he was the deputy secretary of the Planning Secretariat and the secretary of Planning of the Municipality of São Paulo. He was also the technical advisor, the secretary of finance and the director of the Department of Advisory, Planning and Management in the municipality of Campinas, State of São Paulo.

Francisco Vidal Luna. Mr. Luna has been a member of our Board of Directors since July 2007. He holds a doctoral degree in Economics from Faculdade de Economia e Administração da Universidade de São Paulo – USP. He was a researcher and professor at the Institute for International Economic Research (IPE) and at the Foundation Institute of Economic Research (Fipe) until his retirement in 1996. In the public sector, he acted as Secretary of Planning and Budget of the Municipality of the State of São Paulo, and worked at the Treasury Secretariat of the State of São Paulo and at the Ministry of Planning in the Sarney administration, among others. In the private sector, he was vice chairman and chairman of Banco Inter American Express S.A. He also acted as member of the Advisory Council of Sudene; member of the Board of Directors of Banco Nacional de Desenvolvimento Econômico e Social (BNDES); superintendent of the Institute of Planning, Iplan/Ipea, of the Federal Planning Secretariat; Special Economic Affairs Secretary of the Federal Planning Secretariat, in the João Sayad administration; Head of the Economic Affairs Advisory Board of the Treasury Secretariat of the State of São Paulo, and Executive Secretary of the Financial Coordination Board of São Paulo State in Franco Montoro administration.

Mário Engler Pinto Junior. Mr. Engler has been a member of our board of directors since March 2006. He holds a law degree from the Faculdade de Direito da Universidade de São Paulo, where he is currently a Commercial Law Ph.D. student. Mr. Engler has been a public attorney for the State of São Paulo Public Attorney's Office since 1984, having been the adjunct general public attorney from 2000 to 2003. As an attorney of the State of São Paulo, Mr. Engler rendered legal advice to the State Privatization Program (Programa Estadual de Desestatização – PED) and to the Public-Private Partnership Program of the State of São Paulo (Programa Estadual de Parcerias Público-Privadas). Mr. Engler was the Chief Executive Officer for Companhia Paulista de Parcerias (CPP) from 2004 to 2006. Mr. Engler has been a member of the board of directors of the Conselho de Defesa dos Capitais do Estado – CODEC (an institution responsible for the control and supervision of state-owned companies) since 2002. Mr. Engler is also a member of the board of directors of Companhia Paulista de Parcerias – CPP. As the public attorney for the State of São Paulo Public Attorney's Office, Mr. is Engler currently responsible for the legal advisory department for the Secretariat of Treasury.

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

Jerônimo Antunes. Mr. Antunes has been a member of our Board of Directors since April 2008. He holds a Master’s and PhD degree in controllership and accounting from the Universidade de São Paulo (Sao Paulo University) and holds a degree in Business Administration and Accounting. He is an associate of Antunes Auditores Associados since September 2002. He has been a certified Public Accounting and Controllership Independent Consultant since 1977. He has been a professor at School of Business Administration and Accountancy of Sao Paulo University – FEA-USP since 1999, a MBA Capital Market professor of FIPECAFI/FEA/USP since 2000, a MBA Internal Audit Professor since 2005, an MBA Internal Controls professor since 2007. He was a MBA Corporate Governance professor of Banco do Brasil – FIPECAFI/FEA/USP from 2004 to 2005 and a professor of Universidade Federal do Ceará from 2000 to 2005. He was a director of IPECAFI from 2000 to 2007. He was a board member and director of IBRACON from 1998 to 2006. He was a director of ANEFAC from 1994 to 2000.

Board of Executive Officers

Our executive officers are responsible for all matters concerning our day-to-day management and operations. Members of our board of executive officers have individual responsibilities established by our board of directors and our by-laws.

The following are the names, ages, position and brief biographical descriptions of our board of executive officers:

Executive Officer	Age	Position	Date Elected

Gesner José de Oliveira Filho	52	Chief Executive Officer	June 26, 2007
Marcio Saba Abud	51	Corporate Management Officer	June 26, 2007
Rui de Britto Álvares Affonso	50	Chief Financial Officer and Investor	June 26, 2007
		Relations Officer
Paulo Massato Yoshimoto	55	Metropolitan Officer	June 26, 2007
Umberto Cidade Semeghini	58	Regional Systems Officer	June 26, 2007
Marcelo Salles Holanda de Freitas	52	Planning and Technology Officer	June 26, 2007

Gesner José de Oliveira Filho. Mr. Oliveira Filho has been our chief executive officer since January 2007. He holds a Ph.D degree in economics from the University of California, Berkeley, a master’s degree in economics from the Instituto de Economia da UNICAMP, a bachelor’s degree in economics from the Faculdade de Economia e Administração da Universidade de São Paulo – USP. From 1996 to 2000, he was the chairman of the Administrative Council of Economic Protection, (Conselho Administrativo de Defesa Econômica), or CADE. From 1993 to 1995, he was the deputy secretary of the Secretariat of the Economic Policy of the Ministry of Finance. In 1995, he was the interim secretary of the Economic Monitoring of the Ministry of Finance. He was also the chairman of the Instituto Tendências de Direito e Economia, the managing partner of Tendências Consultoria Integrada, a consultant and an arbitrator in the areas of regulation of infrastructure and defense of competition. Additionally, Mr. Oliveira Filho was a professor in the Economics Department at Fundação Getúlio Vargas and Visiting Professor of the Center for Brazilian Studies of Columbia University (USA).

Marcio Saba Abud. Mr. Abud has been our corporate management officer since January 2007. He holds a degree in Economic Sciences from Faculdade de Economia e Administração da Universidade de São Paulo – FEA/USP. He has broad experience in the financial area and in various segments of the domestic and international markets, such as treasury, capital markets, domestic and international structured operations and management of international securities and note issue programs. He also has experience in foreign trade financing, investment fund creation and management, corporate customer service, and establishment and management of credit lines. He worked at Unibanco from March 1980 to August 1984, Banco Boavista from March 1985 to October 1986, and at Banco Westlb do Brasil S/A from April 1987 to January 2007.

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

Umberto Cidade Semeghini. Mr. Semeghini has been our regional systems officer since January 2007. He holds a degree in electrical engineering from the Faculdade de Engenharia Industrial – FEI. He was secretary of planning of the Ministry of Transport and the executive officer of Gerentec Engenharia. He has experience in the operation of systems, consulting services in the development of studies and projects for water supply and sanitary sewage systems, highway systems and, through partnerships with domestic and foreign companies, development of economic engineering studies (i.e., definition of tariff structures for public services).

Marcelo Salles Holanda de Freitas. Mr. Freitas has been our technology and planning officer since January 2007. He holds a degree in civil engineering post-graduation degree in sanitation from the Escola Politécnica da Universidade de São Paulo – USP. He also has a specialization degree in business administration from the IBMEC. He is a regular member of some of the most important institutions and associations of the sanitation and environment market. He was the vice-chairman for the interior and for the metropolitan region at Sabesp. He was the executive officer of projects of the Ondeo Services do Brasil, executive officer of sanitation of Suez Ambiental, CEO of Águas do Amazonas and executive officer of the sanitation services of ETEP.

6.B. Compensation

Pursuant to Brazilian Corporate Law, our shareholders are responsible for establishing the aggregate amount of compensation we pay to the members of our board of directors, members of our fiscal council and our executive officers.

For the year ended December 31, 2007, the aggregate compensation, including benefits in kind granted, that we paid to members of our board of directors and to our executive officers for services in all capacities was approximately R$2.4 million. An additional amount of R$0.5 million related to the 2007 bonus, was paid in April, 2008.

Profit Sharing and Pension Plans

We have established a pension and benefits fund (Fundação Sabesp de Seguridade Social), or SABESPREV, to provide our employees with retirement and pension benefits. This pension plan provides defined-benefit payments to former employees and their families. Both we and our employees make contributions to the pension plan. Our contributions include the responsibility assumed relating to service prior to the constitution of SABESPREV, which is payable up to February 2011. We made contributions to the pension plan totaling R$11.3 million in 2005, R$11.4 million in 2006 and R$ 11.9 million in 2007. Based on independent actuarial reports, as of December 31, 2007, our obligation under this plan was R$365.2 million. See note 13 to our financial statements.

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

The goals evaluate the business performance in the economic-financial, operating and administrative aspects. Over the years, the programs have suffered some changes. In 1996 every active employee, who has been working over 6 months for the Company, was entitled to receive profit sharing. As of 1997, every active employee, who has been working over 3 months for the Company, was entitled to receive profit sharing, paid in proportion to the months worked. From 2000 to 2004, the general goals were established to evaluate us as a whole, and other goals were established to evaluate our various business units. As from 2005, all of the goals established evaluate us as a whole. The payments are reduced proportionately if the goals are not fully attained. Up to 2006, the payment was effected in a six-month basis. The program for 2006 was paid on an annual basis.

We recorded profit-sharing expenses of R$44.3 million in 2005, R$79.5 million in 2006 and R$ 51.3 million in 2007. We believe that the profit-sharing plan has, in the past, contributed to increased employee productivity. We do not have a stock-option plan for our employees.

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

Fiscal Council (Conselho Fiscal)

Our Conselho Fiscal, which is established on a permanent basis and generally meets once a month, consists of five members and five alternates. The current members of our Conselho Fiscal were elected in the shareholders’ meeting held on April 29, 2008. Their tenure will end in 2009. The primary responsibility of the fiscal council, which is independent from management and from the external auditors appointed by our board of directors, is to review our financial statements and report on them to our shareholders.

The following are the current members and alternate members of our fiscal council:

Fiscal Council Members	Alternates

Sandra Maria Giannella	Vanildo Rolando Neubauer
Jorge Michel Lepeltier	Alexandre Luiz Oliveira de Toledo
Atílio Gerson Bertoldi	Deraldo de Souza Mesquita Junior
Maria de Fátima Alves Ferreira	Tomás Bruginski de Paula
Emília Ticami	Ney Nazareno Sígolo

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

The minimum availability required from each member of the audit committee is thirty hours per month. Under our bylaws, the members shall exercise their roles for the same period as their corresponding term of office, or until otherwise resolved by the general shareholders’ meeting or by resolution of the board of directors.

At a board meeting held on May 8, 2008, the following members of the board of directors were elected to serve on our audit committee:

Director	Position

Jerônimo Antunes	Coordinator and Financial Expert
Reinaldo Guerreiro	Member
Mario Engler Pinto Junior	Member

Corporate Governance Practices

The significant differences between our corporate governance practices and the New York Stock Exchange standards can be found on our website, www.sabesp.com.br. The information found at this website is not incorporated by reference into this document.

6.D. Employees

As of December 31, 2007, we had 16,850 full-time employees. In 2007, we had an average of 337 trainees and 528 apprentices (aprendizes), as defined by Federal Law No. 10,097 of December 19, 2000.

The following table sets forth the number of our full-time employees by main category of activity and geographic location as of the dates indicated:

	As of
	December 31,

	2005	2006	2007

Total number of employees	17,448	16,978	16,850
Number of employees by category of activity:
Projects and operations	11,450	11,145	11,130
Administration	2,812	2,735	2,794
Finance	614	606	564
Marketing	2,572	2,492	2,362
Number of employees by corporate division:
Head office	2,029	1,981	1,618
São Paulo Metropolitan Region	8,046	7,732	8,004
Regional Systems	7,373	7,265	7,228

The average tenure of our employees is approximately 17 years. We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security. We believe that our relations with our employees are generally satisfactory.

Approximately 70% of all our employees are members of unions. The four main unions that represent our employees are the Sindicato dos Trabalhadores em Água, Esgoto e Meio Ambiente de São Paulo—SINTAEMA, Sindicato dos Trabalhadores da Região Urbana de Santos, São Vicente, Santos Metropolitan Region, Litoral Sul e Vale Ribeira—SINTIUS, the Sindicato dos Engenheiros do Estado de São Paulo—SEESP and the Sindicato dos Advogados de São Paulo—SASP. Our most recent collective bargaining agreements, which became effective on May 1, 2007 and expired on April 30, 2008, did not contemplate total job protection for our employees. However, we had a formal understanding with the unions that represent our employees that we would not dismiss more than 2.0% of our current employees before April 30, 2008. We are negotiating our collective bargaining agreement for 2008-2009. We have offered a 0.5% increase over the inflation index and a 10% readjustment for employee grocery and lunch related benefits. In addition, we have offered that we will not dismiss more than 2% of our employees before April 30, 2009. SINTAEMA and SASP have accepted the offer. The other two unions, SINTIUS and SEESP, current have not accepted the offer regarding wages readjustment. For the employees represented by these two unions (SINTIUS and SEESP), the final decision now depends on a verdict of the Labor Court. We have experienced the following strikes in the last five years, none of which interrupted the essential services that we provide: a two-day strike in May 2003, a two-day strike in May 2004, a two-day strike in June 2005, a one-day strike in May 2006 and any strike in 2007. In June 2008 we experienced a four-day strike. Under Brazilian law, our non-administrative employees are considered “essential employees” and therefore are limited in their right to strike.

6.E. Share Ownership

As of May 31, 2008, the members of the board of directors and the executive officers owned an aggregate of 4,807 common shares. The members of our board of directors and our executive officers, on an individual basis and as a group, beneficially own less than 1% of our common shares. See “Item 7A. Major Shareholders and Related Party Transactions – Major Shareholder” for more information. As of the same date, none of our directors and executive officers owned any stock option plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholder

Our outstanding share capital as of June 30, 2008 consisted of 227,836,623 common shares, without par value. Under our by-laws and the laws of the State of São Paulo, the State is required to own at least one-half plus one of our outstanding common shares. All of our shareholders, including the State, have the same voting rights.

The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of June 30, 2008.

	Common shares*

	Shares	%

State of São Paulo	114,508,087	50.3%
Directors and executive officers of Sabesp(1)	4,808	0.0%
Others	113,323,728	49.7%

Total(2)	227,836,623	100%

________________________________________
(1)	Our directors and executive officers collectively own less than 0.1% of our outstanding common shares.
(2)	As of June 30, 2008, 25.85% of our outstanding common shares were held by 2,406 registered shareholders in Brazil.
*
After June 4, 2007 our common shares have been traded considering the reverse stock split. Under U.S. GAAP the SFAS N°128 requires the retroactive restatement of earnings-per-share computations for stock dividends, stock splits, and reverse splits (see note 26 (r) to our financial statements).

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

Many of our transactions with the State of São Paulo reflect policies of the State that depend on decisions of elected officials or public servants and are accordingly subject to change. Among the practices that could change are those described below concerning the provision of State guarantees, and the terms on which we use state-owned reservoir facilities.

Provision of Services

We provide water and sewage services to the Federal Government, the State and municipal governments and government entities in the ordinary course of our business. Sales of water and sewage services to the State, including State entities, totaled approximately R$335.8 million for the year ended December 31, 2007. Our accounts receivable from the State totaled R$446.4 million as of December 31, 2007. In addition, as required by law, we invest our cash and cash equivalents with government financial institutions in short-term securities.

Payment of Pensions

Pursuant to a law enacted by the State, certain former employees of some state-owned companies which merged to form Sabesp, who provided service to us between our inception and 1974, when the law was prospectively repealed, acquired a legal right to receive supplemental pension benefit payments which rights are referred to as “Plan G0.” These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor. In 2007, we made payments to former employees of R$104.6 million in respect of Plan G0. The State did not make any reimbursements in this period. See note 6 to our financial statements.

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

Under the December 2001 agreement, for amounts due in excess of the fair value of the reservoirs, the State is to make payments in 114 consecutive monthly installments. The nominal amount owed by the State would not be indexed to inflation or earn interest if there was a delay in concluding the appraisal of fair value. The installments will be indexed on a monthly basis by the IGP-M index, plus 6.0% per year, starting on the date the first installment becomes due.

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

On December 28, 2007, we and the State Government, through the Treasury Secretariat, signed the second amendment to the terms of the original Gesp Agreement, (1) agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting to R$133.7 million (on November 30, 2007), to be paid in 60 monthly and consecutive installments of the same amount, the first of which fell due on January 2, 2008. The amount of the installments will be monetarily restated in accordance with the variation of the IPCA-IBGE, plus interest of 0.5% per month. (2) with respect to the accounts past due and unpaid in the period between March 2004 and October 2007, arising from the provision of water supply and sewage collection services in the amount of R$256.6 million. (3) The interest on capital due from us to the State, related to the period between March 2004 and December 2006, in the amount of R$400.8 million, restated between June 2007 and November 2007, based on the Selic (central Bank overnight rate), was paid in the period between January and March 2008. (4) The State and we agreed on immediately resuming the compliance with the mutual obligations under the following new assumptions: (a) implementation of an electronic account management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as of 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; and (e) possibility of interrupting water supply to state bodies and entities in the case of nonpayment of water and sewage bills. We have not established any provisions for any amounts due to us by the State, because we expect to recover these amounts and net losses are not considered probable.

In 2007, we received payment installments from the State in the amount of R$326.0 million. As of December 31, 2007, our dividends payable to the State, due from 2004 through 2007, were in the amount of R$552.0 million. We are currently unable to determine the amount, if any, of the portion of these declared dividends that the State will apply to the current and future accounts receivable owed to us by the State or its controlled entities. The second amendment signed in 2007, with the State of São Paulo no longer requires the application of dividends to offset accounts receivable from the State.

On March 26, 2008, the State of São Paulo, through the Treasury Secretariat and the State Secretariat for Sanitation and Energy, and we entered into a Commitment Agreement for the settlement of outstanding debts related to the reimbursement of pension benefits. Even though the State acknowledges its debts related to the pension benefits, the State disagrees with the criteria adopted by us to grant and pay the benefits, based on the legal opinions issued by the State Attorney General, which restrict State actions and prevent the voluntary reimbursement of all amounts paid by us.

From our standpoint, the criteria adopted in the past to grant and pay pension benefits were correct, as they were based on specific State authorizations or then effective legal opinions. The prolongation of the disputes between the State and us is the main reason why the parties did not manage until now to fully implement the provisions of the São Paulo State Government Agreement, described in note 6 (iii) to our financial statements.

Based on preliminary information gathered, under the calculation and eligibility criteria agreed by the State, we estimate an Indisputable Reimbursement of approximately R$936 million, which is comprised of monetary adjustments based on the IPCA (Extended Consumer Price Index) (R$605.3 in notional amount). The amount paid by us was R$1,422.8 million, adjusted based on the IPCA (R$879.0 in notional amount).

The parties agree that this discrepancy should not represent an obstacle to the implementation of the commitments made in the São Paulo State Government Agreement. See note 6 (iii) to our financial statements regarding the Indisputable Reimbursement.

Fipecafi (Fundação Instituto de Pesquisas Contábeis e, Atuariais e Financeiras) is validating the Indisputable Reimbursement and the Controversial Amount, estimated by us. In addition, Fipecafi, is in addition to other independent consulting firm is performing a new evaluation of the Reservoirs that might be transferred to us as amortization of the reimbursement payable by the State to us. The amount of the Indisputable Reimbursement will be modified pursuant to the monthly variation of the IPCA from the month of each disbursement made by us to the month that the work will be completed.

Once the amount of the Indisputable Reimbursement is determined and validated by the parties, and the new evaluation of the reservoirs is concluded, the State will begin a 30-day period for payment of the Indisputable Reimbursement, as provided for by the São Paulo State Government Agreement, in 114 monthly, consecutive installments, including the annual IPCA variation, plus interest of 6% per year.

Dividends

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

On October 18, 2007 and February 21, 2008, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$268.8 million and R$ 31.9 million, respectively. The payments of these dividends began being made in June 27, 2008.

Investment of Liquid Assets

Our cash and cash equivalents invested with State financial institutions in short-term securities amounted to R$421.6 million as of December 31, 2007.

Government Guarantees of Financing

In some situations, the Federal Government, the State or government agencies guarantee our performance under debt- and project-related agreements.

On December 17, 1992, the State entered into a loan agreement with the World Bank in the amount of US$119.0 million. This loan was guaranteed by the Federal Government and its proceeds were designated to finance the environmental clean-up of the Guarapiranga basin. Pursuant to this agreement, we would receive a loan from the State to be used in the expansion of the wastewater collection network and sewage treatment facilities in the Guarapiranga reservoir. As a result, on March 12, 1993, we entered into an agreement with the State pursuant to which the State transferred to us US$37.0 million of this loan, which loan amount was increased to US$42.5 million pursuant to an amendment entered into between the State and us in September of 1999. We pledged three of our properties as collateral for this financing in the amount of R$60.5 million, according to a valuation of the properties carried out in November 2005. The last installment of this financing was paid in April, 2007, but so far the Federal Government has not released the properties.

The State has also guaranteed a portion of our repayment obligations under loan agreements that we entered into with the Federal Government in 1994 through its financial agent, Banco do Brasil S.A. which totaled R$1,880.8 million as of December 31, 2007. The Federal Government has guaranteed, and the State has provided a counter-guarantee, in respect of the financial agreement we entered into with the Inter-American Development Bank in 2000 for the total aggregate amount of US$200 million related to the financing of the Tietê River recovery project to reduce pollution.

On August 6, 2004, we entered into a credit agreement with the JBIC for the financing of the Environmental Recovery Program for the Santos Metropolitan Region, which was guaranteed by the Federal Government, with counter-guarantee from the State of São Paulo, for an aggregate principal amount of R$337.7 million. We are currently also negotiating with BNDES and Caixa Econômica Federal for additional loans to finance portions of our capital expenditure program.

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

Water Use Incentive Agreements

We have entered into agreements with public entities, including State entities and municipalities, that manage approximately 7,000 properties under which we provide these entities with a 25.0% tariff reduction for the water and sewage services we provide if such entities implement our program for the rational use of water, which includes a reduction of at least 10.0% in water consumption. These agreements are valid for a period of 12 months with automatic renewal for equal periods. Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

Transactions with SABESPREV Pension Fund

SABESPREV is the funded pension plan that we established to provide our employees with retirement and pension benefits. The assets of SABESPREV are independently held, but we nominate 50% of the directors of SABESPREV, including the Chairman of the Board, who has the deciding vote in accordance with the applicable legislation. Both we and our employees make contributions to the pension plan. We contributed R$11.3 million, R$11.4 million and R$11.9 million in 2005, 2006 and 2007. On May 29, 2001, a Federal law was enacted which, among other things, limits the amount mixed capital companies, like us, may contribute to their pension plans. Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of these plans. Studies have been undertaken in order to cure the deficit with respect to the current plan and transform it into a defined contribution plan.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated statements and other financial information

See “Item 3.A. Key Information—Selected Financial Data” and “Item 18. Financial Statements”.

Legal Proceedings

In the ordinary course of our business, we are a party to judicial and administrative proceedings relating to civil, environmental, labor and tax matters. As of December 31, 2007, we estimated that these legal proceedings totaled approximately R$2,888.4 million (excluding the amount of R$29.8 million related to court deposits). This amount was based on probable and possible losses and on the value attributed to the lawsuit by the plaintiffs in some cases and on the economic value of the lawsuits in others. Out of this total amount of contingencies, approximately R$1,235.3 million relate to tariff-related legal proceedings and consumers claims, approximately R$428.7 million relate to contractors claims, approximately R$234.4 million relate to tax proceedings, approximately R$132.1 million relate to labor proceedings, approximately R$564.5 million relate to civil public actions related to environmental matters and R$323.2 million relate to other civil matters. On the same date, the provisions for legal contingencies totaled R$945.3 million (excluding the amount of R$29.8 million related to court deposits), of which approximately R$526.3 million relate to tariff-related legal proceedings and consumers claims, approximately R$174.6 million relate to contractors claims, approximately R$34.5 million relate to tax proceedings, approximately R$61.7 million relate to labor proceedings, approximately R$50.1 million relate to civil public actions related to environmental matters and approximately R$127.9 million relate to other civil matters.

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

Additionally, several environmental public civil actions have been brought against us by the São Paulo State Public Attorney’s Office, certain municipalities and certain non-governmental organizations seeking the following: (1) to forbid the dumping of raw sewage into certain local watercourses; (2) in some cases seeking remedies for environmental damages, which have not yet been specified and evaluated by technical experts of the courts; and (3) aiming to require us to install and operate sewage treatment facilities in those locations. In each case, we are subject to daily fines for noncompliance therewith. In our response to these lawsuits we emphasize that the installation and operation of sewage treatment facilities in those locations is included in our business plan and that the immediate cessation of the release of raw sewage into the relevant local water courses would hinder us from collecting sewage – a primary necessity – in those locations, causing even more damages against the environment and public health. There have already been some unfavorable rulings against us. However, we cannot foresee the final result of all the lawsuits and we believe that an unfavorable result could have a substantially adverse effect. The public civil actions to which we are party include the following:

(1) The Public Prosecutor’s Office of the São Bernardo do Campo judicial district has brought a public civil action requesting remedies due to environmental damage caused by the release of sludge from our water treatment facility into certain receiving waters; seeking the immediate cessation of this activity and the implementation of an environmental recovery project. The lower court ruled in our favor and there was a subsequent appeal against this ruling. The appellate court ruled against us and ordered that the dumping of residue cease within a year from the final ruling. The court also determined that environmental recovery must be carried out within two years of the date mentioned above, under the penalty of a daily fine of R$10.0 thousand and conversion into compensation for environmental damages. Our legal counsel assessed the risk of loss as probable and the reserve recognized, as of December 31, 2007, represents the adjusted amount of R$163 thousand, which reflects the amount attributed to this lawsuit;

(2) Public civil action filed by the Public Attorney’s Office against us and the Cotia Mayor’s Office seeking individual and joint adverse judgments of the defendants in relation to: (a) the permanent cessation of releasing untreated water effluents into the Cotia River or its tributaries, subject to a daily fine in the case of noncompliance; (b) the treatment of sewage prior to releasing it into the Cotia River, under the penalty of a daily fine, in the event of non-compliance; (c) the full restoration of soil, of surface and underground water bodies and of vegetation to their original condition, under the penalty of a daily fine, in the event of non-compliance and (d) the payment of compensation for environmental damages caused to soil, to water sources and to underground and surface water bodies that cannot be recovered. The appellate court rendered favorable decisions to us with respect to items (a), (c) and (d) mentioned above. According to evaluations by the court’s technical expert, compensation for environmental damages was R$5.8 million as of October 17, 2006. This amount is still under discussion and its approval is subject to a final decision by the court. Our in-house counsel has considered it as a probable loss. In December 2007, we recorded the total provision in the amount of R$ 6.9 million.

(3) On February 25, 2003, an environmental public civil action was filed by the Public Attorney’s Office against Sabesp with a view to sentencing us for failure to cease releasing raw sewage without proper treatment into the Boa Esperança stream and other water bodies in the municipality of Lutécia, as well as the requirement of investing in a sewage and water treatment facility in the municipality of Lutécia and provide the payment to remedy environmental damages. The expert’s report estimated damages to the amount of R$82.8 million, on July 13, 2004. This sum is definitive as a ruling has not yet been rendered.

(4) Public civil action filed by the São Paulo State Public Attorney’s Office against us seeking to sentence it for the non-cessation of releasing raw sewage without proper treatment into the Borá stream and other water bodies in the municipality of Borá, as well as our obligation to invest in a water and sewage treatment facility in the municipality, carrying out the works necessary for the proper sewage treatment. The expert report estimated environmental damages to the amount of R$41.0 million on November 29, 2005. However, this sum is not yet definitive as a ruling has not been rendered yet.

Lawsuits 3 and 4 mentioned above are currently under negotiation with the State Public Attorney’s Office. Provisions have been made for the expected amount of disbursement. For the municipality of Lutécia we have estimated the amount of R$3.9 million for the following works: reforestation; the implementation of the Urban Drainage Director Plan, of the Lutécia Sewerage System and of the Recyclable Materials Collection Center. The sum of R$744.4 thousand has been provisioned for the municipality of Borá for the following works: reforestation, Urban Drainage Direction Plan and recovery and adaptation of the bathing area.

(5) A public civil action filed by the Piracicaba Civil Entities Coordination Board against us and the National Water Agency seeking remedy for damages caused by the use of the Piracicaba, Jundiaí and Capivari rivers’ basin to supply the São Paulo Metropolitan Region through the Cantareira Water System for nearly 30 years. The value attributed to the claim is R$11.4 billion on December 10, 2003 updated to R$ 15.1 billion on December 31, 2007. This lawsuit is in its initial stage and is pending judgement from the lower court. So far no value has been set for the damages alleged. Our in-house counsel has evaluated the case as a remote loss and therefore, no provisions have been made referring to this lawsuit.

(6) The São Paulo State Public Attorney’s Office has filed a public civil action against us, AES Eletropaulo, Daee, Cetesb and Fazenda do Estado de São Paulo seeking a joint condemnation for alleged environmental damages caused by the reversal of the Pinheiros River into the Billings Dam. A lower court decision was issued based on an expert’s report which estimated the damages at R$284.5 million, jointly sentencing the parties to pay the amount restated between June 2000 and December 2007, in the amount of R$491.6 million. We, Daee, AES Eletropaulo, Cetesb and State Treasury Department have appealed against the ruling at the appellate court claiming that the decision has no factual basis and are awaiting a decision. There is no guarantee that the joint sentence will hold up in court. This lawsuit had previously been evaluated by our in-house counsel as a remote loss, but in view of the recent decision, it is now considered as a possible loss and therefore still no provisions have been made for this lawsuit.

We are currently involved in other environmental lawsuits against the release of sewage without treatment in the municipalities where we operate, which have been evaluated as probable and possible losses by our counsels. The amounts provisioned not always represent the final amount to be paid as compensation for the alleged damages in view of the current status of the lawsuits and since the Management is precluded from reasonably estimating the amounts of future disbursements. As of December 31,2007, the total amount provisioned was R$50.1 million, including the provisions described in items (1), (2), (3) and (4) above.

Labor Proceedings

On October 6, 1989, SINTAEMA (Union of Water, Sewage, and Environmental Workers of São Paulo) filed a lawsuit against us seeking the payment of wage differences related to additional payment for health hazard allowances due to harmful working conditions in the period between September 1987 and February 1991. On December 19, 1997, the Higher Labor Court rendered an unfavorable decision against us. We appealed against the decision, which was upheld by the Higher Labor Court. SINTAEMA has started to execute the decision. The court’s technical expert report was presented on February 21, 2007, with the a restated sum of R$28.3 million, which was updated on December 31, 2007 to R$30.7 million. Our expectations of a probable loss and a provision to that effect was made on December 31, 2007. As of March 2008 we are party to approximately 2,939 labor proceedings and one public civil action filed by some of our current and former employees. These lawsuits seek to negotiate certain benefits granted by Law 4,819, as of August 26, 1958. Approximately 40 plaintiffs are claiming the same benefits in the civil court and in these cases, we allege that the São Paulo State government, and not us, should be responsible for the payments due to the plaintiffs. In the public civil action filed against us and the State Treasury, an injunction was granted in the lower court requiring us to pay the benefits foreseen in Law 4,819/58 to all the plaintiffs. A lower court decision was rendered on April 5, 2005, granting relief to such proceeding and confirming the injunction granted to the effect that we are to continue to pay the benefits. We have appealed at the Regional Labor Court. There are currently other pending individual lawsuits discussing the same claims, and up to the date of this report neither Sabesp nor the São Paulo State Government had reached an agreement as to the indemnification amounts related to these proceedings.

As of December 31, 2007, the total amounts involved related to labor proceedings were R$132.1 million for risks considered as probable and possible losses. We had established a provision totaling R$61.7 million with respect to potential damages in lawsuits and administrative proceedings involving present and former employees, including the lawsuits described in the preceding paragraphs, based on calculations made by our legal and human resources departments.

Tax Proceedings

In July 1999, we took legal action against the São Paulo city government against the levy of a new charge for the use of public areas for the installation of water and sewage mains for the provision of public sanitation services. Based on our in-house counsel’s opinion, we believe that this charge is illegal as it was levied through a municipal decree and not through a municipal law. Therefore, we are challenging this charge and any related charges. On May 11, 2000, the São Paulo State’s 12th Treasury District Court ruled in favor of this municipal charge and we subsequently appealed the decision at the appellate court of the State of São Paulo. A recently approved law has legalized a charge on the use of public areas in São Paulo city. In April 2004, our request for an injunction suspending the levy of this charge was granted by the aforementioned District Court and subsequently upheld in the decision issued by the related courts.

The lawsuit is awaiting decision of appeals filed by us against the charge enacted by municipal decree. The São Paulo city government (PMSP) subsequently enacted a law imposing a charge for the use of public areas. We filed a proceeding and the injunction was granted and subsequently confirmed by means of decision rendered. The PMSP appealed this decision at the State of São Paulo appellate court and the decision is still pending. The proceeding is awaiting decision at the appellate court. We cannot estimate the potential increase to our expenses should we have to pay this tax for the use of municipal soil or should any future levy of this tax date back to 1999. Until present, no provision for any type of potential expense deriving from this municipal tax had been recorded.

We filed an Injunction to challenge the revocation of ISS (Brazilian Service Tax) exemption in the City of São Paulo, which was established by a Municipal Law enacted in 2002. In April 2003, a preliminary injunction was granted, suspending the taxation. In May 2005, the State Court pronounced a judgment overruling the injunction. In July 2005, we filed an appeal aiming at the maintenance of the restraining order previously granted. The final decision has not been issued yet, but the expectation for a favorable decision is deemed as possible. Concomitantly, the Treasury Secretariat of the City of São Paulo drew up assessment notices on September 18, 2006, against which an administrative objection was timely filed and thereafter dismissed in the lower court. The amount involved is estimated in R$70.0 million (R$120 million – amount restated as of December 31, 2007).

In November 2004, we took legal action against the municipality of Bragança Paulista against the imposition of a new charge for the use of public areas for the installation of water and sewage mains for the provision of public sanitation services. On February 16, 2005, we were granted an injunction suspending the imposition of this charge and preventing the municipality from collecting any current or future amounts due in respect of this charge until there is a final decision on the merits. The municipality appealed the decision, but the appellate court upheld the injunction granted. In June 2005, the preliminary injunction was considered to be valid. In July 2005, the municipality of Bragança filed an appeal which is currently awaiting court decision. We have not made any provisions for this proceeding.

In 2006, the Federal Revenue Service by means of a lawsuit verified the compliance of our fiscal obligations related to income and social contribution taxes for 2001, calculating a fiscal credit to the Federal Revenue Service in the amount of R$277.0 million and updated to R$ 298.0 million on December 31, 2007. We filed a response in a timely manner contesting this amount and will appeal against the administrative decision by means of an administrative proceeding and a lawsuit. Based on the opinion of our internal legal counsel, approximately 90% of this amount is considered as a remote loss and the remaining 10% as a possible loss.

We cannot predict the outcome of any of these lawsuits nor can we assure you that, in the event of an adverse decision, we will be able to pass on to our customers any increase in our deductions from gross revenue, operating expenses or other expenses.

We are party to several actions filed by the municipality of Ferraz de Vasconcelos seeking the payment of owed fines for alleged damages caused by us during construction works in the municipality. Many of these actions have been refused by lower courts, but are still subject to appeal. After revising these proceedings, we have estimated the sum of R$51 million, for which no provision has been made.

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

On December 31, 2007, the future disbursement was estimated at R$472.4 million as to all proceedings of expropriation and servitude. These payments are made over the year, according to each lawsuit decision and amicable settlement. After making said payment, we will own the real properties which will be recorded as assets belonging to us after being expropriated. Accordingly, the disbursement will take place throughout the years due to the aforementioned reasons. We have not provisioned any amounts with regards to these proceedings.

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

In December 1997, the municipality of Santos enacted a law expropriating our water and sewerage mains in Santos. We requested an injunction against the expropriation which was denied by the lower court. This decision was subsequently reversed by the State of São Paulo appellate court, which then issued an injunction suspending the law. On August 2, 2002, a decision was issued in our favor by the lower and appellate courts, but this lawsuit is still subject to an extraordinary appeal. On March 25, 2004, the Public Attorney’s Office filed a civil action against the municipality of Itapira, its mayor, the Municipal House of Representatives and us, claiming that Municipal Law No. 3,593/04 is unconstitutional and seeking termination of the concession contract we entered into with the municipality of Itapira. Although an injunction was granted, the Court of Justice of the State of São Paulo has stayed the injunction. On March 23, 2005, the House of Representatives of Itapira approved a decree revoking the concession contract. In addition, Municipal Law No. 3,730/05 was enacted revoking an earlier law which authorized the municipality to enter into the concession contract with us. The municipality of Itapira has further filed an action against us seeking to repossess the assets related to its water and sewage services and has obtained an injunction which was later confirmed by a court decision. We appealed the decision, but have been unable to revoke its effects until the final trial. In view of the compensation lawsuit filed by the Company against the aforementioned municipality, we have waived the appeal in view of its harmful potential. As of the date of this annual report, a trial decision on this litigation was pending. We have not made any provisions for this proceeding.

The municipality of Sandovalina has brought a legal action against us seeking to (1) obtain the termination of the concession entered into with us and (2) obtain remedies for environmental damage and alleged losses caused to the municipality due to our failure to provide sewage treatment, as well as other damage caused to public property. We are also seeking the payment of a contractual indemnification based on the early termination of the contract. We are currently operating the water and sewage treatment facility of Sandovalina, and the lawsuit is still in the fact-finding phase. We have not made any provisions for this proceeding. The lawsuit is currently suspended while the parties discuss the procedures. No provisions have been made for this proceeding.

The municipality of Tuiuti has brought a declaratory action seeking to recognize the inexistence of any judicial or legal grounds to justify our permanence as the provider of water and sewage collection services in the municipality of Tuiuti, and the subsequent taking over of these services by the municipality. We have responded with a counterclaim against the municipality seeking a statement corroborating the existence of a legal relationship between the two parties for subsequent compensation for investments made. The lawsuit is in the discovery phase and undergoing an expert examination, and a hearing has been scheduled.

The municipality of Cajobi has filed a Repossession Action. This seeks the retaking of water and sewage collection services in view of the termination of the concession entered into with us on November 13, 2006, and the return to the Granting Authority of all the reversible assets, rights and privileges transferred. The action also seeks to require us to pay for losses and damages for amounts received as water and sewage tariffs not received in view of utilities explored since the enactment of Municipal Decree 767, of November 13, 2006 (which foresees the retaking of service granted), and for the use of assets related to the concession. The lawsuit is in the discovery phase.

The municipality of Monte Alto has brought a cumulative Repossession Action for losses and damages stating the termination of the concession contract entered into with us and seeking the retaking of water supply and sewage collection services following the termination of the concession on October 23, 2006. The action also seeks a reversal to the Granting Authority of all the reversible assets and of the administration of the services foreseen in the concession contract. The injunction was granted by the Fourth Public Law Chamber of the appellate court under an interlocutory appeal filed by the municipality and executed on November 17, 2006. The lawsuit is in discovery phase, although the parties have been negotiating a program contract.

The municipality of Araçoiaba da Serra has brought a Repossession Action seeking an authorization to enter into the installations included in the concession contract, including all property and assets connected to the water supply and sewage treatment services. In addition to this, the municipality seeks to take over the administration, operation and exploration of these services in view of the expiration of the concession contract, scheduled for September 23, 2006. The municipality also claims the definitive restoring of the service’s ownership, including due reversal of all assets, rights and privileges previously transferred to us. The request for an injunction seeking to keep the municipality in charge of the services was granted by the appellate court and by the Superior Courts. We have subsequently filed a writ of prevention for the early production of evidence. The lawsuit is in discovery phase.

Tariff-Related Legal Proceedings and Consumers Claims

Approximately 1,170 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of amounts collected by SABESP from such customers. We were granted both favorable and unfavorable final decisions at several courts, and recognized a provision when the likelihood of loss is considered probable. In 2007, the volume of lawsuit decisions allowed our management to evaluate the contingency process and based on this evaluation, we quantified the lawsuits involving customers, considering the most recent history of favorable and unfavorable court decisions to improve our estimate of liability. The result of this process evidenced the need to increase the provision by approximately R$253 million, net of exclusions.

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

Contractors’ Claims

Certain contractors have filed claims against us alleging underpayment of inflation indexation adjustments and monetary losses incurred in connection with introduction of the real. Based on advice from our legal counsel, as of December 31, 2007, we established a provision for these claims in the amount of R$174.6 million to meet probable losses arising from unfavorable decisions in these actions.

Other Legal Proceedings

We are a party to several civil lawsuits related to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties. As of December 31, 2007, we recognized provisions of R$127,890 (R$76,909 in 2006) for claims whose likelihood of loss is considered probable. There was an increase both in lawsuits with probable and possible risk of loss, arising from the increase in lawsuits and the review of the expected outcomes, comprising monetary adjustment, interest and fees for the year. The São Paulo State Public Attorney’s Office has filed a public civil action against Sabesp, seeking to ensure a water supply in the municipality of Guarujá within accepted levels of potability and in accordance with current legislation. The lawsuit also seeks the company be sentenced to start building ETA (Water Treatment Station), restore fees charged to consumers and pay compensation for moral and property damages caused by allegedly improper water consumption. An injunction was granted and we appealed against such decision. However, the appellate court rejected the appeal. Sabesp has offered a defense and the lawsuit is currently in discovery phase. We have not estimated the disbursement yet for there are no sufficient data to estimate the amounts. We evaluated this demand as a possible loss.

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

In December 1996, we filed a claim to collect payment due from the municipality of Diadema. In December 2005, the Court of Justice of the State of São Paulo ruled in our favor. This legal proceeding was followed by several other related legal proceedings, some of which are currently pending. A civil public action and an annulment action have been decided in our favor. On October 11, 2006, the municipality of Diadema appealed against the decision and on November 21, 2006 a decision was published allowing us to present our response to the appeal. We filed our response on December 6, 2006.

We entered into a settlement agreement with the municipality of Mauá at the time the concession was terminated in which Mauá agreed to make the payments owed to us in connection with the return of water and sewage treatment facilities. However, to date Mauá has not yet made any payments to us under the settlement agreement. We filed a claim against Mauá in December 1996 and a decision was issued in February 2005 by the lower court requiring Mauá to pay us the amount of R$153.2 million. The municipality of Mauá and SAMA – Saneamento Básico do Município de Mauá appealed this decision. The appeal is pending final decision by the Court of Justice of the State of São Paulo. On July 4, 2006 the judgment was converted into investigation to clarify the amount related to the indemnity. On February 20, 2008, the municipality of Mauá provided its opinion about the investigation and the case is now with the judge. On April 7, 2008, Sabesp responded to the plaintiffs’ charges and now we are awaiting decision on the municipality and SAMA’s appeals. Based on our internal legal counsel opinion, our management still believes that we have the legal right to receive the amount related to the indemnity and we continue to monitor the status of these legal proceedings. The updated amount related to the indemnity estimated according to legal official adjustment índex is R$551 million.

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

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. On December 31, 2007, the balance of our legal reserve was R$306.7 million, which was equal to 9.0% of our paid-in capital.

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

Under Brazilian Corporate Law, any company may, as a term in its by-laws, create a discretionary reserve. By-laws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve. We may also allocate a portion of our net profits for discretionary appropriations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by shareholders. Under Law No. 10,313 of October 3, 2001, capital budgets for more than one year must be revised at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. At December 31, 2007, we had an investment reserve of R$3,609.6 million.

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

Payment of Dividends

We are required by Brazilian Corporate Law and by our by-laws to hold an annual shareholders’ meeting by the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on the financial statements prepared for the relevant fiscal year. Under Brazilian Corporate Law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three year period from the dividend payment date to claim dividends (or interest payments as described under “— Record of Dividend Payments and Interest Attributed to Shareholders’ Equity”) in respect of its shares, after which the amount of the unclaimed dividends reverts to us. The depositary will set the currency exchange date to be used for payments to ADS holders as soon as practicable upon receipt of those payments from Sabesp.

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

  50% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; and

  50% of retained earnings. Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% or 25% if the beneficiary is resident in a tax haven. See “Item 10.E.
  Additional Information—Taxation.” The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distributable amount. Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory distributable amount. When we distribute interest on shareholders’ equity, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply. All payments to date were accounted for as part of the mandatory distribution.

The following table sets forth the distributions out of net income that we made or will make to our shareholders in respect of our 2005, 2006 and 2007 net income. All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Distributions out of net income

			Payment		Aggregate
	Net	Payment	per 1,000	Payment	amount	Pay-out
Year ended December 31,	income(1)	Dates	shares(6)	per ADS	distributed(1)	ratio(2)

	R$		R$	R$	R$	%
2005	865.6	(3)	12.23	3.06	348.2	40.2
2006	778.9	(4)	9.51	2.38	270.8	34.8
2007	1,048.7	(5)	1.32	2.64	300.7	28.7
__________________
(1) In millions of reais.
(2) Represents distributions divided by net income.
(3) June 26, 2006.
(4) June 29, 2007
(5) June 27, 2008.
(6) After the reverse split from 2007 the company started to calculate the dividends payments per shares. After June 4, 2007 our common shares have been traded considering a reverse stock split, of 125 common shares into one common share. To convert from Reais per 1,000 common shares to Reais per share, for 2003, 2004, 2005 and 2006, the price per common share must be divided by 1,000 and multiplied by 125.

On April 28, June 23, October 20 and December 15, 2005, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$38.2 million, R$66.8 million, R$85.2 million and R$158.1 million respectively, to be paid within 60 days after our 2006 shareholders’ meeting. On April 20 and December 14, 2006, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$129.6 million and R$141.2 million, respectively. The payments of interest on shareholders’ equity declared in 2006 began being made on June 29, 2007. On October 18, 2007 and February 21, 2008, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$268.8 million and R$ 31.9 million, respectively. The payments of these dividends began being made on June 27, 2008.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Market Price of Common Shares

Our common shares are traded on the São Paulo Stock Exchange under the symbol “SBSP3”. As of December 31, 2007, we had 2,659 registered holders of common shares.

On April 30, 2007, our shareholders approved a reverse stock split of 125 common shares into one common share. Under U.S. GAAP the SFAS N°128 requires the retroactive restatement of earnings-per-share computations for stock dividends, stock splits, and reverse splits (see note 26 (r) to our financial statements).

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

	Reais per 1,000		U.S. dollar equivalent		Average daily trading volume (in lots of 1,000 common shares)
	common shares		per ADS

	Low	High	Low	High

2003:	74.60	168.00	5.21	14.29	50,002
2004:	115.82	182.00	10.10	16.24	51,359
2005:	121.41	163.90	11.60	15.39	54,203

2006:
First quarter	154.80	191.00	17.10	21.98	54,056
Second quarter	174.00	219.02	19.04	26.53	62,225
Third quarter	196.00	259.98	22.14	29.89	54,545
Fourth quarter	250.01	308.49	29.24	35.94	38,664

2007:
First quarter	258.99	302.00	30.04	36.19	49,874

			U.S. dollar equivalent		Average daily trading
	Reais per common shares		per ADS		volume

	Low	High	Low	High

Second quarter	33.75	40.88	32.96	41.99	43,775
Third quarter	41.50	49.10	39.29	53.10	384,527
Fourth quarter	39.31	47.86	43.38	52. 86	363,180

2008:
January	34.29	43.00	37.47	48.61	324,629
February	36.71	41.00	42.37	49.03	272,563
March	37.60	40.60	43.16	47.75	283,075
April	38.65	42.99	44.09	51.52	339,748
May	43.59	46.50	52.49	56.02	304,315
June	39.50	43.95	49.53	54.05	350,348

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

The table below sets forth, for the periods indicated, the reported high and low closing prices for our ADSs on the New York Stock Exchange.

	Price in U.S. dollars per ADS

			Average daily
	Low	High	trading volume

2002:
Second quarter (commencing May 10)	8.60	11.80	186,311
Third quarter	4.75	8.80	42,784
Fourth quarter	4.65	6.45	25,098
2003:
First quarter	5.29	7.80	17,014
Second quarter	6.33	10.05	30,020
Third quarter	8.20	11.90	83,056
Fourth quarter	10.92	14.47	69,912
2004:
First quarter	11.21	16.07	116,077
Second quarter	9.24	13.45	73,830
Third quarter	10.55	12.35	45,982
Fourth quarter	10.00	14.97	271,470
2005:
First quarter	11.73	15.10	235,987
Second quarter	11.76	15.99	142,430
Third quarter	13.60	17.44	260,919
Fourth quarter	15.65	17.32	201,740
2006:
First quarter	17.21	22.01	419,783
Second quarter	18.96	26.63	345,676
Third quarter	22.04	30.10	265,682
Fourth quarter	29.19	35.35	254,846
2007:
First quarter	29.15	36.11	343,761
Second quarter	32.99	46.26	312,806
Third quarter	39.84	53.49	384,570
Fourth quarter	44.00	53.57	248,851

2008:
January	40.92	49.19	341,353
February	42.44	48.95	226,402
March	44.09	48.62	311,841
April	44.56	50.91	269,251
May	52.69	56.35	313,860
June	49.12	53.60	351,383

9.B. Plan of Distribution

Not applicable.

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

The São Paulo Stock Exchange has an electronic trading system that conducts trading from 10:00 a.m. to 5:00 p.m.. The São Paulo Stock Exchange also permits trading from 5:30 p.m. to 7:00 p.m., on a differentiated trading time called the “after market”. Trading on the aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. There are no specialists or officially recognized market makers for our shares.

In order to better control volatility, the São Paulo Stock Exchange adopted a “circuit breaker” pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever its main index (the Index of the São Paulo Stock Exchange or “Bovespa”) fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. As of December 31, 2007, the aggregate market capitalization of the 404 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$1,398.72 billion and the 10 largest companies listed on the São Paulo Stock Exchange represented approximately 54.7% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2007, we accounted for approximately 0.4% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

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

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

The following is a summary of the material terms of our common shares, including related provisions of our by-laws and Brazilian Corporate Law. This description is qualified by reference to our by-laws and to Brazilian law.

Corporate Purposes

Companhia de Saneamento Básico do Estado de São Paulo-SABESP is a sociedade de economia mista, a mixed capital company, incorporated on November 1, 1973, with limited liability of unlimited duration, duly organized and operating under Brazilian Corporate Law. As set forth in Article 2 of our by-laws, our corporate purpose is to plan, provide and operate basic sanitation services throughout the territory of the State of São Paulo, and sell these services and the related benefits that directly or indirectly arise in connection with these services. Under Article 63 of Supplementary Law 1,025 of December 7, 2007, we were permitted to expand our operational scope geographically and to add new types of services related to environmental sanitation and energy.

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

Pursuant to Brazilian Corporate Law and our by-laws, each of our common shares carries the right to one vote at a general meeting of shareholders. We may not restrain or deny that right without the consent of the holders of a majority of the shares affected.

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

Reserves

General

The Brazilian Corporate Law provides that all discretionary allocations of “adjusted income” are subject to shareholder approval and may be added to capital or distributed as dividends in subsequent years. In the case of “Tax Incentive Reserve” and the “Legal Reserve”, they are also subject to shareholder approval; however, the use of their respective balances is restricted to being added to capital or the absorption of losses. They cannot be used as a source for income distribution to shareholders.

Capital Reserve

Our Capital Reserve is comprised of tax incentives and donations from government agencies and private entities, which amounted to R$17.6 million during 2007 (R$27.9 million in 2006). At December 31, 2007, we had a Capital Reserve of R$124.3 million.

Tax Incentive Reserve

Our Tax Incentive Reserve results from an option to invest in the capital stock of companies undertaking specified government-approved projects. In lieu of paying part of the income tax due, the amount is credited to income tax and subsequently appropriated from retained earnings to this reserve.

Donations Reserve

Our Donations Reserve reflects the value of assets received from government entities, principally enabling the us to provide service access to properties. No shares are issued in exchange nor other remuneration provided in connection with assets received. These donations are recorded as a direct benefit to shareholders’ equity.

Investment Reserve

Our Investment Reserve is comprised specifically of internal funds for expansion of water supply and sewage service systems.

At our Shareholders’ Meeting held on April 29, 2008, Management proposed the transfer of the retained earnings balance of R$783.2 million to the Investment Reserve account, to cover the needs of investments with own funds, as planned in the Capital Budget. At December 31, 2007, we had an Investment Reserve of R$3,609.6 million.

Legal Reserve

Under Brazilian Corporate Law, we are required to record a Legal Reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20% of paid-in capital. Any accumulated deficit may be charged against the Legal Reserve. On December 31, 2007, the balance of our Legal Reserve.

Arbitration

In connection with our listing with the Novo Mercado, we, our controlling shareholders, directors and officers have undertaken to refer to arbitration any and all disputes or controversies arising out of the Novo Mercado rules or any other corporate matters. See “Item 9.C.—Markets.” Under our by-laws, any disputes among us, our shareholders and our management with respect to the application of Novo Mercado rules, Brazilian Corporate Law, the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the Bovespa Arbitration Rules in the Bovespa Arbitration Chamber. Any disputes among shareholders, including holders of ADSs, and disputes between us and shareholders, including holders of ADSs, will also be submitted to arbitration.

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

See also “Item 6.A. Directors and Senior Management.”

Sabesp´s Corporate Governance Practice and NYSE Guidelines

     On November 4, 2003, the Securities and Exchange Commission (“SEC”) approved the final corporate governance rules of the NYSE. According to such rules, foreign private issuers are subject to a more limited set of requirements regarding corporate governance than those imposed on U.S. domestic issuers. As a foreign private issuer, we must comply with three rules imposed by the NYSE:

(1) the requirements set forth by the SEC concerning audit committees;

(2) our CEO must promptly notify the SEC in writing after any executive officer becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules; and

(3) we shall provide a brief description disclosing any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

Introduction

As a Brazilian company listed on the São Paulo Stock Exchange, or “Bovespa,” we are obliged to comply with the corporate governance standards set forth in Corporate Law No. 6,404 of December 15, 1976, as amended (the “Brazilian Corporate Law”) and the rules of the Comissão de Valores Mobiliários (the Brazilian securities and exchange commission, or “CVM”). In addition to these rules, because we are listed on the Novo Mercado listing segment of Bovespa (the “New Market”), we are also required to comply with its regulations (the “New Market Regulations”), which includes more stringent standards regarding corporate governance practices than those required by Brazilian Corporate Law.

The New Market Regulations apply to board practices, transparency and minority shareholders protection, among others. For example, we (i) can issue only ordinary voting shares, (ii) must maintain a minimum free float equal to 25% of our outstanding share capital; (iii) must make available our annual financial statements in the English language and such financial statements must be based upon internationally accepted accounting principles or upon the Brazilian Corporate Law method with a reconciliation to internationally accepted account principles; (iv) the term of all members of the board of directors must be limited to two years; (v) our Board of Directors must be composed of, at least, five directors, elected by the general meeting, out of which, in compliance with the specific rules concerning this matter, at least 20% must be Independent Members, as defined in the New Market Listing Regulations; and (vi) must disclose additional and detailed information on our quarterly reports, including insider share ownership and the amount of free float of shares.

The chart below provides a brief description of the significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.

303A.00 – Corporate Governance Standards for domestic issuers	Sabesp Corporate Governance practices
303A.01 – Listed companies must have a majority of independent directors.
Our Board of Directors must have a minimum of five members and 20% of the board (even if the board consists of greater than five members) must meet the definition of “Independent Board Member”. Currently, three of our ten directors are independent, pursuant to the New Market Listing Regulations. Additionally, both the Brazilian Corporate Law and CVM have established rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies' executives and directors. We believe these rules provide adequate assurances that our directors are independent; however, they do not require that we have a majority of independent directors as is required by the NYSE.

303A.03 – Executive Sessions
According to Brazilian Corporate Law, up to one-third of the members of the Board of Directors are permitted to consist of directors who do not meet the NYSE's definition of “non-management” directors. Additionally, non-management directors are not required to meet regularly without management. Nevertheless, currently, our Board of Directors consists entirely of members who meet the NYSE's definition of “non-management” directors. The directors do not have regularly scheduled executive sessions without the presence of the CEO.

303A.04 – Nominating/Corporate Governance Committee	We are not required under applicable Brazilian Corporate Law to have, and currently we do not have, a nominating or corporate governance committee.
303A.05 – Compensation Committee
Currently we do not have a compensation committee. Pursuant to our by-laws our directors are elected by our shareholders at a general shareholders meeting. Compensation for our directors and executive officers is based on criteria established by our controlling shareholder and is subject to approval by our shareholders at the annual shareholders meeting.

303A.06 – Audit Committee 303A.07 – Audit Committee Additional Requirements
Our Audit Committee is composed of three Independent board members, as defined in the concept of “Independent Board Members” of Rule 10A-3 of the Securities and Exchange Commission-SEC, and one of them is an expert in finances and, also, Coordinator of the Committee.

The Committee has a formal written charter which provides for procedures required for its operation, comprising its purpose, basic principles, authority, organization, meetings, functions, responsibilities, compensation and budget. The Committee main focus is the follow-up of the presentation process of financial reports to ensure quality, transparency and integrity of the financial information published, the efficiency of internal controls, of the risk management system and of the Internal Audit function, the Independent Audit work, monitoring of the compliance with the laws and regulations affecting the presentation of the financial reports and the monitoring of the compliance with the Code of Ethics and Conduct, concerning issues related to accounting, internal controls and audit.

Brazilian Corporate Law also requires us to have a fiscal board which is composed of three to five members which are elected at the general shareholders meeting. The fiscal board is intended to operate independently from our management and our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. Our fiscal council consists of five members and five alternates and the members meet once a month.

303A.08 – Shareholder Approval of Equity Compensation Plans
Currently we do not have any equity compensation plans. If such a plan were to be implemented, there is no requirement under Brazilian Corporate Law for the approval of the plan by our shareholders. However, if the issuance of new shares in connection with any equity compensation plan exceeded the authorized capital under our by-laws, the increase in capital would require a shareholder vote.

303A.09 – Corporate Governance Guidelines
We are in compliance with the adoption of corporate governance guidelines required under the New Market Regulations. Additionally, under the CVM's guidelines, we have created, adopted and observe (i) the Policy of Publicizing Acts or Relevant Facts and the Preservation of Confidentiality which requires us to publicly disclose all relevant information and (ii) the Securities Negotiation Policy which requires management to inform the CVM and Bovespa of any purchases or sales of Sabesp's securities. We believe the corporate governance guidelines applicable to us under the New Market Regulations, as well as the CVM, do not conflict with the guidelines established by the NYSE.

Our corporate governance guidelines and practices are available in our website at www.sabesp.com.br and in our annual management report.

303A.10 – Code of Business Conduct and Ethics
We have decided to adopt and disclose a code of ethics and conduct applicable to all our officers, directors and employees. The adoption and disclosure of a formal code is in addition to the ethical obligations of the Company under the Brazilian Corporate Law. We believe our formal code addresses the matters required to be addressed by the applicable NYSE and SEC rules.

303A.12(b) and (c) – Certification Requirements
Our CEO shall promptly notify the NYSE in writing after any executive officer become aware of any material non-compliance with any applicable provision of the NYSE corporate governance rules. Moreover, we must submit an executed Witten Affirmation annually, and an interim Written Affirmation each time a change occurs to the board or to the Audit Committee.

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

The withholding tax applicable to Interest on Shareholders Equity is retained and collected by us, and the shareholders are not grossed-up, although it is ultimately their responsibility to pay withholding taxes.

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

Tax on Bank Account Transaction, or CPMF

Until December 31, 2007, any transaction carried out by a holder of securities in Brazil that results in the transfer of reais from an account maintained by such holder (or its custodian) with a Brazilian financial institution may be subject to the CPMF tax, at the rate of 0.38% . The funds transferred for the acquisition of shares on a Brazilian stock exchange are exempt from the CPMF tax.

As of January 1, 2008, the CPMF tax was abolished, and should not be levied on any debit to bank accounts carried out after that. The Brazilian government may attempt to reestablish the CPMF tax.

Taxation of Foreign Exchange Transactions, or IOF/Câmbio

The IOF is a tax on foreign exchange, securities, credit and insurance transactions. The IOF rate may be changed by an Executive Decree (rather than a law). In addition, the IOF rate is not subject to the ex-post-facto principle, which provides that laws increasing the rate of or creating new taxes will only come into effect as of the latter of (i) the first day of the year following their publication, or (ii) ninety days after their publication. A statute increasing the IOF rate will as a result only take effect from its publication date.

Regarding foreign exchange transactions, in spite of the maximum rate of IOF being 25%, the inflow and outflow of funds are generally subject to IOF at a rate of 0.38%; however, the inflow and outflow of funds from portfolio investors located outside Brazil are not taxed. The conversion of Brazilian currency into foreign currency for purposes of paying dividends on preferred shares and ADS is currently not taxed.

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

Not applicable.

10.G. Statements by Experts

Not applicable.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks—in particular, foreign currency exchange rate risk and interest rate risk. We are exposed to exchange rate risk because a substantial portion of our financial expenses are denominated in foreign currencies (primarily the U.S. dollar), while we generate all of our net operating revenues in reais. Similarly, we are subject to interest rate risk based upon changes in interest rates, which affect our net financial expenses. For futher information on how expousures are managed, see “Item 5 – Operating and Financial Review and Prospects”.

Exchange Rate Risk

As of December 31, 2007 and 2006, approximately R$1,242.3 million and R$1,472.8 million, or 21.9% and 23.3%, respectively, of our debt obligations were denominated in foreign currencies (including debt pegged to baskets of foreign currencies). The basket of foreign currency-pegged debt consists primarily of our debt with the Inter-American Development Bank. As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations.

Exchange Rate Sensitivity

We estimate that the potential loss to us in connection with U.S. dollar-denominated debt that would have resulted as of December 31, 2007 and 2006 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar against the real would have been approximately R$12.4 million and R$14.7 million, respectively. Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$124.2 million and R$147.3 million as of December 31, 2007 and 2006, respectively. These estimates do not take into account that the changes in exchange rates comprising the baskets of foreign currencies often present variations different from the devaluation of the real in relation to the U.S. dollar.

The devaluation of the real in relation to the U.S. dollar and with the Inter-American Development Bank and World Bank basket of currencies, for the year ended December 31, 2007 were as follows:

	Year ended December 31,

	2007	2006

Devaluation (appreciation) of real in relation to:	(in percentages)
U.S. dollar	(20.7)	(9.5)
World Bank basket of currencies	NA	3.42
Inter-American Development Bank basket of currencies	4.0	2.1

We have not utilized derivative financial instruments, although at times, we enter into forward exchange transactions and financial funding transactions in reais to mitigate foreign currency exposure. On December 31, 2007 we had no forward exchange transactios.

As of December 31, 2007 and 2006, we had no short-term debt outstanding, other than the current portion of long-term debt.

Interest Rate Risk

As of December 31, 2007 and 2006, approximately R$2.431,2 million, or 54.7%, and R$2,598.8 million, or 53.3%, respectively, of our total debt outstanding balance denominated in reais, was based on variable rates of interest based on the Unidade Padrão de Referência—UPR (Reference Standard Unit), which is equal to the Taxa Referencial—TR (daily government interest rate). In addition, on December 31, 2007 and 2006, approximately R$750.5 million, or 16.9%, and R$1,041.4 million, or 21.5%, respectively, of our total debt denominated in reais was subject to interest rates based on the Certificado de Depósito Interbancário, or CDI, rate (benchmark interest rate set by the Brazilian interbank market on a daily basis). As of December 31, 2007 and 2006, R$721.1 million and R$849.4 million, respectively, of our foreign-currency denominated debt was based on the Inter-American Development Bank and the World Bank variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

As of December 31, 2007 and 2006, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the Inter-American Development Bank or World Bank variable rates. However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government. We invest these excess funds, which totaled R$392.2 million on December 31, 2007 and R$248.1 million on December 31, 2006, mainly in short-term instruments. As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn the CDI rate. In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$7.5 million and R$10.5 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities on December 31, 2007 and 2006, respectively, had occurred. Consistent with these estimates, a hypothetical instantaneous and unfavorable 10%, or 1000 basis point, change in these interest rates would have resulted in losses of approximately R$75.1 million and R$104.1 million as of December 31, 2007 and 2006, respectively. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities. A homogeneous category is defined according to the currency in which financial liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the effect of interest rate fluctuation on these financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

The tables below provide information about our interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2007. For the foreign currency denominated obligations these amounts have been converted at the selling rates as of December 31, 2007, and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

	As of December 31, 2007

	Expected maturity date

							Average
							annual
	2008	2009	2010	2011	After2012	Total	interest rate

	(in millions, except percentages)
Assets:
Time deposits denominated
in reais	392.2	-	-	-	-	392.2

Total assets	392.2	-	-	-	-	392.2

Liabilities:
Long-term debt:
Floating rate, denominated in reais
indexed by TR or UPR	312.6	321.5	348.7	379.0	1,084.7	2,446.5	9.76%
Floating rate, denominated in reais
indexed by TJLP	43.1	42.2	41.9	41.9	40.0	209.1	2.40%
Floating rate, denominated in reais
indexed by IGPM	47.8	218.7	321.3	387.5	-	975.3	19.46%
Floating rate, denominated in reais
indexed by CDI	86.9	626.0	76.0	23.1	-	812.0	12.53%
Floating rate, denominated in U.S.
dollars	68.6	59.8	59.8	59.8	481.8	729.8	4.86%
Fixed rate, denominated in
U.S. dollars	183.1	4.9	4.9	6.1	313.5	512.5	8.23%
Total long-term debt	742.1	1,273.1	852.6	897.4	1,920.0	5,685.2

The percentage of our debt subject to fixed and floating interest rates is as follows:

	On December 31,

	2007	2006

Floating rate debt:
Denominated in U.S. dollars	12.84%	13.56%
Denominated in Euro	0.00%	0.00%
Denominated in reais	78.15%	76.72%

Fixed rate debt:
Denominated in U.S. dollars	9.01%	9.72%
Total	100.00%	100.00%

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

a) Disclosure Controls and Procedures.

We maintain disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) that are designed to ensure that information required to be disclosed by us in the reports that we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, to allow timely decisions regarding required disclosures. Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer and Investor Relations Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007, the end of the period covered by this annual report. Based on this evaluation, our management, including our Chief Executive Officer and our Chief Financial Officer and Investor Relations Officer, has concluded that as of December 31, 2007, our disclosure controls and procedures were effective at the reasonable assurance level.

b) Management’s Report on Internal Control over Financial Reporting

The management of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as defined in Rules 13a-15(f) under the U.S.Securities Exchange Act of 1934.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and Investor Relations Officer and effected by the Company’s board of directors, Audit Committee, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. Based on that assessment, management has concluded that as of December 31, 2007, the Company’s internal control over financial reporting is effective.

The Company's independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, have audited the Company’s internal control over financial reporting, and the report of the auditors is included in Part II, Item 15 (c).

/s/GESNER JOSÉ DE OLIVEIRA FILHO
Gesner José de Oliveira Filho
Chief Executive Officer
July10, 2008

/s/RUI DE BRITTO ÁLVARES AFFONSO
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
July 10, 2008

c) Attestation Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP

We have audited the internal control over financial reporting of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements as of and for the year ended December 31, 2007 of the Company and our report dated July 10, 2008 expressed an unqualified opinion on those financial statements, containing explanatory paragraphs concerning (1) the Company’s negotiations with the São Paulo State Government regarding the reimbursement of the amounts for supplementary retirement and pension paid by the Company; (2) the Company’s agreement with the São Paulo Municipal Government, seeking stability in the provision of services in the municipality of São Paulo and establishment of sanitation and environmental actions supplementary to the actions taken by the Municipality; (3) how the Company´s application of accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America; and (4) the presentation of the statements of cash flows.

/s/ Deloitte Touche Tohmatsu
Auditores Independentes

July 10, 2008
São Paulo, Brazil.

d) Changes in internal control over financial reporting

There have been improvements in our internal control over financial reporting as of December 31, 2007. Our management adjusted the current controls and implemented other controls that reinforced our internal control structure and guaranteed a substantial improvement in the effectiveness of the financial statements such as the updating of the Procedure for the Segregation of Duties.

Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, has been actively engaged in the implementation of remediation efforts to address the material weaknesses that was in existence as of December 31, 2006 and previously disclosed in our 2006 Annual Report on Form 20-F.

The following describes the major controls that have been implemented to remediate the material weaknesses that existed as of December 31, 2006:

1.	implemented more stringent policies and procedures for our processes over accounting reconciliation;
2.	performed an extensive study and a reconciliation of the balance of the Unidentified Collections (Unapplied Cash Receipts) account, included as part of Customer Accounts Receivable;
3.
introduced a review by an independent department to ensure the timely and accurate transfer of amounts from the construction-in-progress account to the corresponding accounts for property, plant and equipment;

4.	automated certain controls that were performed manually;
5.	performed a month-end review and closing processes as well as provided additional oversight and supervision within the accounting department;
6.
promoted programs that provide ongoing training and professional education as well as development plans for the accounting department and to improve internal communications procedures throughout the Company.

All of this work was conducted by a group designed specifically to address the internal control issues related to the reconciliation of the balance of the Unidentified Collections account and the timely and accurate transfer of amounts from the construction-in-progress account to the corresponding accounts for property, plant and equipment.

As of December 31, 2007, the group specifically designated to address the internal control issues completed the above remediation efforts. As a result of this work, we have concluded that the previous material weaknesses as disclosed in our 2006 Annual Report on Form 20-F have been remediated as of December 31, 2007.

ITEM 16

16.A. AUDIT COMMITTEE FINANCIAL EXPERT

At a board meeting held on June 26, 2006, we established an audit committee, as defined under section 3(a)(58) of the Exchange Act. Our board of directors has determined that Jerônimo Antunes qualifies as an “audit committee financial expert” as defined for the purposes of this Item 16A in Item 16A of Form 20-F. Jerônimo Antunes is an “independent director” within the meaning of the SEC rules.

16.B. CODE OF ETHICS

We have adopted a code of business conduct and ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of business conduct and ethics, called Code of Ethics and Conduct, applies to all employees of Sabesp, including directors, principal executive officer, principal financial officer and principal accounting officer. Our Code of Ethics and Conduct is available on our web site at http://www.sabesp.com.br under “Corporate Governance”. If we amend the provisions of our Code of Ethics and Conduct, or if we grant any waiver of such provisions, we will disclose the amendment or waiver on our web site at the same address.

16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2005, 2006 and 2007 appearing in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered to us by Deloitte Touche Tohmatsu Auditores Independentes in 2005, 2006 and 2007.

	2005	2006	2007
	(in thousands of R$)	(in thousands of R$)	(in thousands of R$)

Audit Fees(1)	370	1,548	1,923
Audit-related Fees(2)	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—

Total	370	1,548	1,923

________________________________________
(1)
Audit Fees are the fees billed by Deloitte Touche Tohmatsu Auditores Independentes for the fiscal years fo 2005, 2006 and 2007 for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

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

During 2005, 2006 and 2007, Deloitte Touche Tohmatsu Auditores Independentes did not provide non-audit services to us.

16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are in full compliance with the listing standards for audit committee pursuant to Exchange Act Rule 10A-3. For a further discussion of our fiscal council and the audit committee exemption, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

16.E. PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, together with the Report of Independent Registered Public Accounting Firms, are filed as part of this annual report:

ITEM 19.EXHIBITS

Item	Description
1.1	By-laws of the Registrant (English translation) (incorporated by reference to the June 23, 2008 Form 6-K).
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

4.8
Second Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated December 28, 2007. (English Translation) (incorporated by reference to the February 25, 2008 Form 6-K).

Item	Description
4.9	Commitment Agreement, between the Registrant and the State of São Paulo, dated March 26, 2008. (English Translation) (incorporated by reference to the April 28, 2008 Form 6-K).
4.10	Agreement Executed between the Registrant and the São Paulo City Government, dated November 14, 2007 (English Translation) (incorporated by reference to the March 12, 2008 Form 6-k).
4.11	Amendment to the Agreement Executed between the Registrant and the São Paulo City Government, dated February10, 2008 (English Translation) (incorporated by reference to the May 12, 2008 Form 6-k).
4.12	Code of Ethics and Conduct dated January 26, 2006 (English Translation) (incorporated by reference to the July 7, 2008 Form 6-k).
4.13	The Audit Committee Charter dated August 9, 2007 (English Translation) (incorporated by reference to the July 7, 2008 Form 6-k).
12.1	Certification of Gesner José de Oliveira Filho, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Gesner José de Oliveira Filho, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2
Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Management’s report dated July 10, 2008, on the effectiveness of our internal control over financial reporting as of December 31, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA DE SANEAMENTO BÁSICO DO
ESTADO DE SÃO PAULO-SABESP

By:	/s/GESNER JOSÉ DE OLIVEIRA FILHO
	Name:	Gesner José de Oliveira Filho
	Title:	Chief Executive Officer

By:	/s/RUI DE BRITTO ÁLVARES AFFONSO
	Name:	Rui de Britto Álvares Affonso
	Title:	Chief Financial Officer and
Investor Relations Officer

Date: July 10, 2008

Companhia de Saneamento

Básico do Estado de São Paulo –

SABESP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP

We have audited the accompanying balance sheets of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “Company”) as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations, the changes in shareholders’ equity and the changes in its financial position for each of the three years in the period ended December 31, 2007, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected results of operations for each of the three years in the period ended December 31, 2007 and the determination of shareholders’ equity as of December 31, 2007 and 2006, to the extent summarized in Note 26 to the financial statements.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The statements of cash flows for each of the three years in the period ended December 31, 2007 are presented for purposes of additional analysis and is not a required part of the basic financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As mentioned in Notes 6 to the financial statements, the Company is negotiating with the São Paulo State Government the reimbursement of the amounts for supplementary retirement and pension paid by the Company.

As mentioned in Note 23 to the financial statements, on November 14, 2007, the Company entered into an agreement with the São Paulo Municipal Government, seeking stability in the provision of services in the municipality of São Paulo and establishment of sanitation and environmental actions supplementary to the actions taken by the Municipality.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated July 10, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu
Auditores Independentes

July 10, 2008
São Paulo, Brazil.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

BALANCE SHEETS AS OF DECEMBER 31, 2007AND 2006

(In thousands of Brazilian reais – R$)

Assets	2007	2006

Current assets
Cash and cash equivalents (note 4)	464,997	328,206
Customer accounts receivable, net (note 5)	1,207,885	1,111,289
Receivable from shareholder, net (note 6)	338,506	367,864
Inventories	53,141	48,889
Taxes Recoverable	9,414	31,582
Other current assets	41,782	24,124
Deferred taxes (note 11)	108,792	7,078

Total current assets	2,224,517	1,919,032

Non current assets
Long-term assets
Customer accounts receivable, net (note 5)	278,787	296,562
Receivable from shareholder, net (note 6)	986,988	863,467
Indemnities receivable (note 7)	148,794	148,794
Escrow deposits	19,806	33,835
Other assets	75,202	52,238
Deferred taxes (note 11)	357,226	342,654
Investments	720	720
Property, plant and equipment, net (note 8)	14,060,073	13,837,498
Intangible assets (note 9)	507,789	495,118
Deferred charges	3,474	10,035

Total non current assets	16,438,859	16,080,921

Total Assets	18,663,376	17,999,953

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

BALANCE SHEETS AS OF DECEMBER 31, 2007AND 2006

(In thousands of Brazilian reais – R$)

Liabilities and Shareholders’ Equity	2007	2006

Current liabilities
Accounts payable to suppliers and contractors	165,267	144,167
Loans and financing (note 10)	742,114	852,475
Accrued payroll and related charges	166,797	177,705
Taxes payable (note 12)	127,735	105,552
Deferred taxes (note 11)	75,249	76,359
Interest on shareholders’ equity (16 (d))	680,339	511,519
Provisions for contingencies (note 15)	290,172	2,294
Services Received	156,987	152,953
Other current liabilities	50,077	78,912

	2,454,737	2,101,936
Non Current
Long-term liabilities
Loans and financing (note 10)	4,943,121	5,474,254
Taxes payable (note 12)	197,635	230,440
Deferred taxes (note 11)	159,865	146,901
Provisions for contingencies (note 15)	655,084	655,258
Accrued pension obligation (note 13)	365,234	321,212
Other liabilities	103,694	51,470

	6,424,633	6,879,535
Shareholders’ equity (note 16)
Paid-in capital	3,403,688	3,403,688
Capital reserve	124,255	106,690
Revaluation reserve	2,339,829	2,427,499
Profit reserves	3,916,234	3,080,605

	9,784,006	9,018,482

Total Liabilities & Shareholders’ Equity	18,663,376	17,999,953

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais – R$, except for earnings per share)

	2007	2006	2005

GROSS REVENUE FROM SALES AND SERVICES
(Note 19)	6,448,211	5,984,012	5,356,326
Gross Revenue Deductions	(477,369)	(456,679)	(402,963)

Net revenue from sales and services	5,970,842	5,527,333	4,953,363
Cost of sales and services (note 20)	(2,695,696)	(2,616,764)	(2,376,375)

GROSS PROFIT	3,275,146	2,910,569	2,576,988

OPERATING EXPENSES (Note 20)
Selling expenses	(639,552)	(719,185)	(537,831)
Administrative expenses	(559,190)	(387,407)	(349,584)

OPERATING INCOME BEFORE FINANCIAL AND
FOREIGN EXCHANGE RESULTS, NET	2,076,404	1,803,977	1,689,573
Financial expenses, net (note 20)	(748,995)	(658,863)	(758,275)
Foreign Exchange Result, net (note 20)	188,038	95,598	311,271

OPERATING PROFIT	1,515,447	1,240,712	1,242,569

NON OPERATING INCOME (EXPENSES)
Income	46,115	7,810	9,456
Expenses	(81,291)	(58,717)	(34,877)

	(35,176)	(50,907)	(25,421)

INCOME BEFORE TAXES ON INCOME	1,480,271	1,189,805	1,217,148
Income and social contribution taxes (note 11)
Current	(543,345)	(383,123)	(343,426)
Deferred	111,777	7,345	27,047

INCOME BEFORE EXTRAORDINARY ITEM	1,048,703	814,027	900,769
Extraordinary item, net of income and
social contribution taxes (note 13(b))	-	(35,122)	(35,122)

NET INCOME	1,048,703	778,905	865,647

Earnings per share – R$(per thousand shares in 2006 and 2005)	4.60	27.35	30.40

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais – R$)

	Paid in	Capital	Revaluation	Profit reserves		Retained

	capital	reserve	reserve	Legal	Investment	earnings	Total

BALANCES AS OF
JANUARY 1, 2005	3,403,688	65,291	2,619,220	171,991	1,691,398	-	7,951,588

Donations (note 16 (e))		13,529					13,529
Realization of
revaluation
reserve (note 8 (h))			(89,449)			89,449	-
Net income						865,647	865,647
Allocation of income:
Legal reserve (note 16
(f))				43,282		(43,282)	-
Interest on shareholders’
equity (note 16 (d))						(348,216)	(348,216)
Investment reserve (note
16 (f(ii)))					563,598	(563,598)	-

BALANCES AS OF
DECEMBER 31, 2005	3,403,688	78,820	2,529,771	215,273	2,254,996	-	8,482,548

Donations (note 16 (e))		27,870					27,870
Realization of
revaluation
reserve (note 8 (h))			(102,272)			102,272	-
Net income						778,905	778,905
Allocation of income:
Legal reserve (note 16
(f))				38,946		(38,946)	-
Interest on shareholders’
equity (note 16 (d))						(270,841)	(270,841)
Investment reserve (note
16 (f(ii)))					571,390	(571,390)	-

BALANCES AS OF
DECEMBER 31, 2006	3,403,688	106,690	2,427,499	254,219	2,826,386	-	9,018,482

Donations (note 16 (e))		17,565					17,565
Realization of
revaluation
reserve (note 8 (h))			(87,670)			87,670	-
Net income						1,048,703	1,048,703
Allocation of income:
Legal reserve (note 16
(f))				52,435		(52,435)	-
Interest on shareholders’
equity (note 16 (d))						(300,744)	(300,744)
Investment reserve (note
16 (f(ii)))					783,194	(783,194)	-

BALANCES AS OF
DECEMBER 31, 2007	3,403,688	124,255	2,339,829	306,654	3,609,580	-	9,784,006

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais - R$)

	2007	2006	2005

SOURCES OF FUNDS
From operations:
Net income	1,048,703	778,905	865,647
Items not affecting working capital
Bad debt expense – Long term accounts receivable	105,301	102,025	137,639
Depreciation and amortization	622,549	642,171	595,981
Investments write-off	-	20	4,360
Write-off of property, plant and equipment	68,568	54,350	19,051
Write-off of deferred assets	1,276	5,195	6,700
Monetary variations on long-term items	(15,786)	(11,521)	(19,597)
Reversal of provision for losses with escrow deposits, net	-	(4,421)	-
Provisions for contingencies	287,704	75,450	119,577
Other provisions	155	7,504	-
Provision for pension obligation	44,022	44,654	54,382
Interests and monetary and foreign exchange variation on
non current liabilities:
Loans and financing	(46,141)	15,733	(143,210)
Taxes payable	10,197	15,151	21,761
Deferred income and social contribution taxes:
In long-term assets	(14,572)	(43,834)	(41,549)
In long-term liabilities	12,964	13,458	3,388

Total from operations	2,124,940	1,694,840	1,624,130

From third parties:
Transfers from non-current assets to current assets	351,944	394,738	328,548
Increase in non current liabilities:
Loans and financings funding	222,474	706,774	1,153,479
Other increases	52,069	9,306	-
Increase in property, plant and equipment by donations – work aid	17,565	27,870	13,529

Total from third parties	644,052	1,138,688	1,495,556

Decrease in working capital	47,316	145,532	-
Total sources	2,816,308	2,979,060	3,119,686

USES OF FUNDS
Increase in long-term assets	556,140	606,197	504,482
Capitalized amounts – property, plant and equipment	27,371	27,902	24,417
Decrease in non current liabilities	-	-	58,028
In non current assets
Property, plant and equipment	901,598	886,534	673,489
Intangible	32,818	12,630	4,748
Deferred charges	-	2,789	106
In non current liabilities
Transfers from non current liabilities to current liabilities:
Loans and financing	666,757	858,532	634,487
Taxes and contributions	43,002	40,824	37,986
Contingencies provision	287,878	-	-
Anticipated settlement of loans and financings	-	272,811	-
Interest on shareholders’ equity	300,744	270,841	348,216
Increase in working capital	-	-	833,727
Total uses	2,816,308	2,979,060	3,119,686

Current assets
At end of year	2,224,517	1,919,032	1,725,386
At beginning of year	1,919,032	1,725,386	1,229,790

Variation in current assets	305,485	193,646	495,596

Current liabilities
At end of year	2,454,737	2,101,936	1,762,758
At beginning of year	2,101,936	1,762,758	2,100,889

Variation in current liabilities	352,801	339,178	(338,131)

Increase (decrease) in working capital	(47,316)	(145,532)	833,727

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands of Brazilian reais - R$)

	2007	2006	2005

SUMMARY

SOURCES
From operations	2,124,940	1,694,840	1,624,130
From third parties	644,052	1,138,688	1,495,556
Decrease in working capital	47,316	145,532	-

Total sources	2,816,308	2,979,060	3,119,686

USES
Increase in non current assets	556,140	606,197	504,482
Capitalized amounts – property, plant and equipment	27,371	27,902	24,417
Decrease in non current liabilities	-	-	58,028
In property, plant and equipment, deferred assets and intangible	934,416	901,953	678,343
Transfers from non current liabilities to current liabilities	997,637	899,356	672,473
Anticipated settlement of loans and financings	-	272,811	-
Shareholders - Interests on shareholders’ equity	300,744	270,841	348,216
Increase in working capital	-	-	833,727

TOTAL USES	2,816,308	2,979,060	3,119,686

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

1. OPERATIONS

The Company is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services, and supplies treated water on a wholesale basis and provides sewage treatment services to other six municipalities of the Greater São Paulo Metropolitan Area.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The company intends to expand it basic operations and, at the same time, become an environmental solutions company.

At the end of 2007, the company operates water and sewage services to 366 municipalities, although, due to judicial orders, we had temporarily stopped operating three of them (Araçoiaba da Serra, Cajobi e Monte Alto). We have recently resumed providing service to Monte Alto. As for the other two muncipalities (Araçoiaba da Serra and Cajobi) we are still in litigation. Even if we cannot resume providing services to these municipalities, there will be no major impact on us as: i) revenue from these operations account for less than 0,2% of our total revenues, and ii) we will continue to be entitled to indemnities related to the assets invested in the municipalities and not yet amortized. Of the 174 municipalities whose concessions have expired, 124 approved a municipal law that authorizes the signature of a program contract with SABESP. One hundred and six of these municipalities have already signed the program contracts (for the definition see note 24) and the remainder is in the final stage for formalizing the program contracts procedure.

In December 2008, 104 concession contracts will be expired or be under negotiation with the respective municipalities. Between 2009 and 2034, 117 concession contracts will expire in addition to the remaining concession contracts with legal relationships with indefinite term for which Law 11445, which regulated the sanitation services in Brazil, determines that the parties can sign an agreement by 2010. Management believes that all these legal situations will result in new contracts or extensions, and does not consider the risk related to the discontinuity in the provision of municipal water and sewage services. As of December 31, 2007, the book value of property, plant and equipment of the concessions in final stage of formalization or terminating in 2008 was R$2.02 billion and revenues from these concessions for the year ended December 31, 2007 was R$935 million.

In the municipality of Santos, in the Baixada Santista, which has a significant population, the Company operates supported by a public authorization deed, a similar situation in other municipalities in that region and in Ribeira valley, where the Company started to operate after the merger of the companies that formed it.

On January 5, 2007, Law 11445 was enacted, establishing the basic sanitation regulatory framework, providing for the nationwide guidelines and basic principles for the provision of such services, such as social control, transparency, the integration authority of sanitation infrastructures, water resources management, an the articulation between industry policies and public policies for urban and regional development, housing, suppression of poverty, promotion of health and environmental protection, and other related issues. The regulatory framework also aims at efficiently improving quality of living and economic sustainability, allowing for the adoption of gradual and progressive solutions consistent with users’ payment ability.

As benefits for the Company, this law:

• Clarifies the conditions for transitional services, by amending Article 42 of the Concession Law to determine that the Concession Grantor has to perform evaluations, surveys and payment due compensation before retaking the concession assets, as a condition for the validity of the subsequent municipal actions;

• Significantly reduces the possibility of success in legal actions for retaking services suddenly and without paying due compensation;

• Aims at improving the attainment of public interests related to the environment and supports the state planning of services, without disregarding local peculiarities, taking into consideration the need for the Municipalities to present sanitation plans that are compatible with the hydrographic basin plans;

• Imposes the creation of a regulatory agency and the issue of regulations that increase transparency and efficiency in services inspections, as well as in the provision of services itself, safeguarding and converging the different interests of consumers and contractors;

• Another important change in the regulatory environment in 2007 was the creation of the São Paulo State Sanitation and Power Regulatory Agency (ARSESP).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The Company’s shares have been listed in the Novo Mercado (New Market) segment of the BOVESPA (São Paulo Stock Exchange) since April 2002, and in the New York Stock Exchange (NYSE) as ADRs since May 2002.

The information on concession area, number of municipalities, water and sewage volumes, and other related data disclosed in this report that are not derived from the financial statements is not audited by the independent auditors.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

(a) Presentation of financial statements

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

(b) Inflation accounting under BR CL

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

3. SIGNIFICANT ACCOUNTING PRACTICES

The Company’s accounting practices, which are based on the accrual concept, comply with the Corporate Law but differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). See Note 26 for further discussion of the differences between BR CL and US GAAP and the reconciliation of shareholders’ equity and net income between BR CL and US GAAP. Additional disclosure has been included in the notes to the financial statements to comply with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) for foreign registrants.

(a) Revenues from sales and services

Revenues from water and sewage services are recognized as water is consumed or as services are provided. Revenues from water and sewer services rendered, but not billed, are recorded as unbilled customer accounts receivable based on monthly estimates, in order to match such revenue with costs incurred.

(b) Marketing costs

Marketing costs are recorded in administrative expenses. Marketing costs were R$ 16,431, R$ 11,895 and R$ 17,861 for the years ended on December 31, 2007, 2006 and 2005, respectively. No marketing costs were deferred at December 31, 2007, 2006 and 2005.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Income tax is calculated at the rate of 15%, plus a 10% surtax, and social contribution at the rate of 9%. Those rates are reported on an accrual basis.

Deferred taxes are calculated based on taxable or deductible amounts in future years and are recognized to the extent that realization is believed to be probable.

As permitted by the “CVM”, the Company opted not to recognize the deferred income and social contribution taxes on the revaluation reserve of property, plant and equipment recorded up to 1991.

(e) Other income and expenses

Other income and expenses are recorded on an accrual basis.

(f) Cash and cash equivalents

Cash and cash equivalents comprise primarily bank deposits and financial investments and are carried at cost plus accrued interest, if applicable. Financial investments denominated in Reais have a ready market, and are mostly represented by Bank Deposit Certificates - CDB’s in 2007 and 2006 and by Financial Investment Funds - “FIF’s” in 2005. The Company is required by law to invest excess cash with financial institutions controlled by the State Government (see note 6).

(g) Customer accounts receivable and allowance for doubtful accounts

Customer accounts receivable generally do not accrue interest or indexation charges or penalties, except for refinanced agreements.

The Company records an allowance for doubtful accounts for receivable balances in an amount that is deemed by management to be sufficient to cover probable losses in accounts receivable, based on the analysis of the history of receipts. Amounts in excess of R$ 5 and overdue for more than 360 days and in excess of R$ 30 and overdue for more than 360 days, which are under judicial collection proceedings, are provisioned. Accounts receivable balances under R$ 5 and overdue more than 180 days are written off through a direct charge to income.

The Company has not recorded an allowance for doubtful accounts for any amounts due to it by the State Government or entities controlled by the State Government, since it does not expect to incur losses from such balances.

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

(j) Property, plant & equipment

Property, plant and equipment are stated at amounts established by independent technical appraisals, plus price-level restatements from the date of the appraisals to 1995. Revaluation increments arising from revaluing assets to appraised values are recorded in the revaluation reserve component of shareholders' equity and subsequently transferred from the reserve to retained earnings as the related assets are depreciated, sold or upon disposal. The price-level restatement adjustments were based on official inflation indices published by the federal government. The Company believes that the distortion caused by indices which understated the independently measured inflation rate have been mitigated by recording revaluation increments.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

Donations

Donations of property, plant and equipment received from third parties and government entities to enable the Company to provide water supply and sewage services are recorded in property, plant and equipment with a corresponding entry to capital reserve.

(k) Intangible assets (concessions)

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Concession rights are amortized on a straight-line basis over the estimated future periods to be benefited, not to exceed the contractual term of the concession. The straight-line method of depreciation is modified, when applicable, to avoid the backloading of charges in later years by estimating future disbursement commitments to meet the Company’s concession obligations.

(l) Deferred charges

Deferred charges are comprised primarily of deferred project costs and technical studies, wich are being amortized using the straight-line method over 5 years from the date when benefits start to be generated.

The company also evaluates the realization of each project (quartely) to make sure if any amount needs to be disposed.

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

(o) Profit sharing

The profit sharing provisions are recorded on an accrual basis in operating expenses.

(p) Provision for Contingencies

Provisions for contingencies are recorded at the estimated amounts to cover probable losses related to labor, tax, civil, commercial, environmental and other claims and lawsuits, at administrative and court levels, when such losses are considered probable by the Company’s legal advisors and are estimateable by management. Provisions for contingencies balances are disclosed net of the related escrow deposits.

(q) Environmental costs

Costs relating to ongoing environmental programs are expensed, as incurred. Ongoing programs are designed to minimize the environmental impact of operations and to manage the environmental risks inherent to the Company’s activities. Provisions for contingent losses related to environmental claims are recorded when they are considered to be probable and reasonably estimated by Management.

(r) Pension obligation

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação SABESP de Seguridade Social (“SABESPREV”). CVM resolution 371 of December 13, 2000 determines the recognition of actuarial liabilities exceeding to the plan assets. As permitted, the Company elected to recognize the transition obligation as of the date of adoption in earnings on a straight-line basis over five years beginning January 1, 2002.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(s) Interest on shareholders’ equity

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

(u) Earnings per share

Earnings per share are calculated based on the number of shares outstanding at the balance sheet date.

4. CASH AND CASH EQUIVALENTS

	2007	2006

Cash and banks	72,833	80,118
Financial investments	392,164	248,088

	464,997	328,206

5. CUSTOMER ACCOUNTS RECEIVABLE

The following summarizes customer accounts receivable balances at December 31:

	2007	2006

(a) Private-sector customers
General customers and special customers (i) (ii)	704,626	667,143
Agreements (iii)	202,037	179,353

	906,663	846,496
Government Entities:
Municipal	524,519	446,495
Federal	25,792	23,524
Agreements	81,490	85,909

	631,801	555,928
Wholesale customers - municipal authorities: (iv)
Guarulhos	383,911	340,534
Mauá	135,272	115,189
Mogi das Cruzes	12,549	4,139
Santo André	326,549	289,592
São Caetano do Sul	2,971	2,932
Diadema	99,932	85,620

Total wholesale customers - municipal authorities	961,184	838,006

Unbilled amounts	301,695	290,578
Subtotal	2,801,343	2,531,008
Allowance for doubtful accounts	(1,314,671)	(1,123,157)

Total	1,486,672	1,407,851

Current portion	1,207,885	1,111,289
Non current portion (v)	278,787	296,562

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

(iv) Wholesale customers - municipal authorities - Accounts receivable from wholesale customers relate to the wholesale of treated water to certain municipalities, which are responsible for distribution, billing and collection with the final customers, some of these municipalities judicially contest the tariffs charged by SABESP and do not pay the amounts in dispute. The past due amouts are classified as non current assets, as demonstrated below:

	2007	2006

Balance in the beginning of year	838,006	727,892
Billings for services provided	292,041	265,298
Collections -current year services	(141,451)	(133,926)
Collections - prior years’ services	(27,412)	(21,258)

Balance at end of year	961,184	838,006

Current portion	50,769	16,170
Non current portion	910,415	821,836

(v) The non current portion comprises past due and renegotiated accounts receivable with customers and past due amounts from the wholesale supply to municipal authorities, and it is recorded net of the allowance for doubtful accounts.

(b) Customer accounts receivable aging summary

	2007	2006

Current	783,946	705,863
Past due:
Up to 30 days	148,498	247,970
From 31 to 60 days	81,244	72,064
From 61 to 90 days	55,821	48,962
From 91 to 120 days	46,202	40,540
From 121 to 180 days	81,313	71,101
From 181 to 360 days	151,993	186,387
For more than 360 days	1,452,326	1,158,121

Total	2,801,343	2,531,008

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(c) Allowance for doubtful accounts

(i) Changes in the allowance for doubtful accounts are as follows:

	2007	2006

Balance at beginning of year	1,123,157	920,736

Private-sector customers/government entities	86,213	87,160
Wholesale customers	105,301	115,261

Additions in the fiscal year	191,514	202,421

Balance at end of year	1,314,671	1,123,157

Current portion	587,713	501,500
Long-term portion	726,958	621,657

(ii) In the income

Bad debt included as part of selling expenses for the years ended December 31 was as follows:

	2007	2006	2005

Provisions (over five thousand reais)	(228,367)	(241,050)	(207,233)
Recoveries (over five thousand reais)	36,853	38,629	46,137
Direct write-offs (less than five thousand reais and adjustment (e))	(232,791)	(289,191)	(177,138)
Recoveries (less than five thousand reais)	100,966	79,694	82,942

Total bad debt expenses (note 20)	(323,339)	(411,918)	(255,292)

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

The Company recorded direct charges for probable losses in accounts receivable incurred in 2007, in the amount of R$ 323,339, being R$ 131,825 (net of recoveries) written-off from accounts receivable (in 2006 - R$ 115,739) directly to the income for the year, recorded in “Selling Expenses”. These losses amounted to R$411,918 and R$ 255,292 in 2006 and in 2005, respectively.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

6. TRANSACTIONS WITH RELATED PARTIES

The Company is party to a number of transactions with its majority shareholder, the State Government, and its related agencies.

(a) Receivable, payable and revenues and expenses with Shareholder

Receivable, from Shareholder	2007	2006

Current:
Water and sewage services (i)	311,528	308,030
GESP Agreement (iii) (iv)	26,978	59,834

Total current	338,506	367,864

Long-term:
Water and sewage services - GESP Agreement	107,911	89,012
Reimbursement for pension benefits paid (ii)	879,077	774,455

Gross long-term receivable from shareholder	986,988	863,467
Total receivable from shareholder	1,325,494	1,231,331

Water and sewage services	446,417	456,876
Reimbursement for pension benefits	879,077	774,455

	1,325,494	1,231,331

Payble to Shareholder
Interest on Shareholders’ Equity	551,974	396,361
Revenue and expenses
Operating Revenues
Gross revenue from sales and services
Water sales	185,976	175,124
Sewage services	149,853	146,074
Collections	(326,065)	(199,375)

Financial revenues	51,469	50,882

The Company has not recorded an allowance for doubtful accounts for any amounts due from the State government or entities controlled by the State Government, since it does not expect losses on such receivables.

(i) Water and sewage services

The Company provides water and sewage services to the State Government of São Paulo and its related agencies under terms and conditions that management believes are equal to those with third parties, except for the settlement of amounts outstanding, as described further below in items (iii) and (iv).

(ii) Reimbursement for pension and benefits paid.

Reimbursement for pension and benefits paid represents supplementary pension and leave benefit paid by the Company to former employees of State Government-owned companies which merged to form SABESP. These amounts should be reimbursed to the Company by the State Government of São Paulo, as the primary obligor, in conformity with Law No. 200/74. At December 31, 2007 and 2006, 2,635 and 2,670 retirees, respectively, received supplementary pension payments, for which the Company paid R$ 104,622 and R$ 101,740 at December 31, 2007 and 2006, respectively. There were 144 active employees at December 31, 2007, who will be entitled to such benefits at the time of their retirement, as compared to 163 at December 31, 2006.

On January 2004, the payments that supplement retirement and pension benefits were transferred to the State Treasury Secretariat and would be made in accordance with the calculation criteria determined by the State Attorney’s Office (PGE). As a result of a legal decision, the responsibility for the payments is of SABESP again, as they were initially.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(iii) GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State of São Paulo Government, through the State Department of Finance and the State Department of Water and Energy - “DAEE”, having the State Secretariat of Sanitation and Energy as intervening party, under which the State Government, by force of Law no 200/74, acknowledged to be responsible for the benefit arising out of supplementation of retirement and pension payments and agreed to pay amounts it owed to the Company in respect of water and sewage services. The value to date of the Agreement was R$ 678,830, of which R$ 320,623 refer to supplemental retirement and pension benefits in the period from March 1986 until November 2001, and R$ 358,207 refer to water supply and sewage collection services invoiced and due from 1985 until December 1, 2001. The agreement foresees the equalizing of the balance of our accounts receivable with the use of dividends, when applicable.

Considering the strategic importance of Taiacupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, for ensuring the volume of water of the Alto Tietê System to be maintained, it was agreed that DAEE would transfer these properties to the Company, with the fair value of these transferred assets used to reduce the amounts owed to the Company. The reservoirs valuation laud was approved by the Company’s Board of Directors, in the amount of 300,880(valuation base- June 2002), however, there is a judicial claim, related to the transfer of these reservoirs. The Company’s legal counsels opinion is that there is a probable risk of lose this claim, what woud hinder the reservoirs transfer as as partial amortization of the accounts receivables.

Based on Official Notice No. 53/2005 of the State Capital Defense Council (CODEC), dated March 21, 2005, negotiations are still ongoing between the Company and the State Government with a view to restatement of the debt for supplemental retirement and pension benefits, under the terms defined in the December 2001 agreement, including amounts due after November 2001. The Company has retained Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, USP – “FIPECAFI” to validate the actual values to be reimbursed by the State Government, taking into account the legal advice provided by the General Office of the State Attorney.

On March 26, 2008, the State of São Paulo, through the Treasury Secretariat and the State Secretariat for Sanitation and Energy, and SABESP entered into a Commitment Agreement for the settlement of outstanding debts related to the reimbursement of pension benefits.

Even though the State acknowledges its debts related to the pension benefits, the State disagrees with the criteria adopted by SABESP to grant and pay the benefits, based on the legal opinions issued by the State Attorney General, which restrict State actions and prevent the voluntary reimbursement of all amounts paid by SABESP.

From SABESP’s standpoint, the criteria adopted in the past to grant and pay pension benefits were correct, as they were based on specific State authorizations or then effective legal opinions.

The prolongation of the disputes between the State and SABESP is the main reason why the parties did not manage until now to fully implement the provisions of the São Paulo State Government Agreement.

Based on preliminary information gathered, under the calculation and eligibility criteria agreed by the State, SABESP estimates a Indisputable Reimbursement of approximately R$936 million, which comprises monetary adjustment based on the IPCA (Extended Consumer Price Index) (R$605.3 million in notional amounts). The amount paid by SABESP was R$1,422.8 million, adjusted based on the IPCA (R$879 million in notional amounts).

The parties agree that this discrepancy should not represent an obstacle to the implementation of the commitments made in the São Paulo State Government Agreement.

Fipecafi is validating the Indisputable Reimbursement and the Controversial Amount, estimated by SABESP, as well as other firms are performing a new evaluation of the Reservoirs that might be transferred to SABESP as amortization of the reimbursement payable by the State. The amount of the Indisputable Reimbursement shall be added of the monthly variation of the IPCA from the month of each disbursement made by SABESP to the month the determination work is completed.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Once the amount of the Indisputable Reimbursement is determined and validated by the parties, and the new evaluation of the reservoirs is concluded, the State shall initiate the 30-day period for payment of the Indisputable Reimbursement, as provided for by the São Paulo State Government Agreement, in 114 monthly, consecutive installments, including the annual IPCA variation, plus interest of 6% per year.

The State confirms it is willing to assume the responsibility for the processing and direct payment of the benefits if SABESP succeeds in reversing the court decision that requires the Company to keep paying the pension benefits, under the current terms and conditions. While the current court decision is not overruled, the State shall transfer to SABESP the cash required to pay the indisputable amount of the monthly due benefits.

SABESP shall not waive the receivables from the State to which the Company considers itself to be legally entitled. Accordingly, it will take all possible actions to resolve the issue at all technical and court levels. Should this dispute persist, the Company will take all the necessary actions to protect the Company’s interests.

Based on preliminary calculation, considering the reimbursement of the Indisputable Amount by the São Paulo State Government, estimated at approximately R$936 million, representing 66% of the amount paid by SABESP and considering, among other aspects, the need to recognize an actuarial liability to reflect the right to benefits that will be paid in the future, the estimated impact on the Company’s results of operations as of December 31, 2007 would be R$513 million, approximately.

No amounts were accrued for loss or the benefits that will be paid in the future as the likelihood of receiving the outstanding amounts and resolving the existing disputed favorably to the Company is highly probable. This expectation is based, in addition to an internal analysis by the Company’s staff, on an outside legal opinion, which concludes, after carefully analyzing the matter, that the likelihood of a favorable outcome in a possible recourse action filed by the Company is highly probable. According to this opinion, the circumstances under which the payment of the benefits was made imposes to the São Paulo State Government the duty of reimbursing the Company, since the Company, as the employer, was merely a co-obligator. The analysis of the main disputes allow us to conclude that the criteria adopted by the Company in the past to grant and pay the benefits are reasonable, as they were built based on specific guidance of the São Paulo State Government.

The following summarizes activity with respect to amounts due from the State Government related to the reimbursement of pension and retirement benefits:

	December 31,

	2007	2006

Receivable from shareholder – reimbursement for pension benefits paid:
Balance at beginning of the year	774,455	672,715
Payments made on behalf of State Government	104,622	101,740

Balance at end of the year	879,077	774,455

The balances for water and sewage services were included in the 1st and 2 nd amendment, as described below (iv).

(iv) First Amendment to GESP Agreement

On March 22, 2004, the Company and the State of São Paulo Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services through February 2004, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government against interest on shareholders’s equity declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

Under the terms of the Amendment, the State Government acknowledged amounts due to the Company for water and sewage services provided through February 2004, in the amount of R$ 581,779, including monetary adjustments based on the Reference Rate (“TR”) at the end of each fiscal year through February 2004. The Company acknowledged amounts due to the State Government with respect to interest on shareholders’ equity of R$ 518,732, including (1) amounts declared and paid for years prior to 2003 (R$ 126,967), (2) monetary adjustments on these amounts based on the annual change in the Consumer Prices Index (IPC/FIPE) through February 2004 (R$ 31,098); and (3) amounts declared and paid relating to 2003 (R$ 360,667).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

(v) Second Amendment to the Gesp Agreement

On December 28, 2007, the Company and the State Government, by means of the Treasury Secretariat, signed the second amendment to the terms of the original Gesp Agreement, (1) agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting to R$133,709 (on November 30, 2007), to be paid in 60 monthly and consecutive installments of the same amount, the first of which falling due on January 2, 2008. The amount of the installments will be monetarily restated in accordance with the variation of the IPCA-IBGE, plus interest of 0.5% per month. The balance of this agreement, the installments of which have been monthly paid, includes the amount of R$46,244, which the State does not recognize as due. SABESP’s understanding differs from that of the State regarding this amount and does admit the review of these previously agreed-upon amounts without the supported and unequivocal demonstration of the lack of relation between the amounts presented by SABESP and the services effectively provided. For this reason the Company understands that the recognition of an allowance for losses regarding these amounts is not necessary (pursuant to item VII, of the Recitals, of the Second Amendment to the Recognition Instrument, Payment Commitment and Other Covenants between the State of São Paulo and SABESP) (2) with respect to the accounts past due and unpaid in the period between March 2004 and October 2007, arising from the provision of water supply and sewage collection services in the amount of R$256,608, R$231,407 has been received and R$25,201 is pending confirmation of receipt. These amounts are being jointly analyzed by SABESP and the representatives of the many State departments. To date, differences regarding the debtor but not the amount of the debt have been identified. In the event of the reclassification of the entity responsible for paying the account, SABESP will transfer the charge to the respective Entity. The Company has not recognized an allowance for losses in this amount as it understands that the differences are substantially related to the identification of the debtor. (3) The interest on shareholders’ equity due by SABESP to the State, related to the period between March 2004 and December 2006, in the amount of R$400,823, restated between June 2007 and November 2007, based on the Selic (central Bank overnight rate), was paid in the period between January and March 2008. (4) The State and SABESP agreed on immediately resuming the compliance with their mutual obligations under new assumptions: (a) implementation of an electronic account management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in the case of nonpayment of water and sewage bills.

Management believes that the amounts owed by the State Government shall be received and it is not estimated that losses will be incurred with such accounts receivable.

The Amendments to the GESP Agreement does not provide for amounts owed by the State Government for supplementary retirement and pension plan benefits, paid by the Company on behalf of the State Government. Such amounts continue to be subject to the terms of the original GESP Agreement.

Approximately 70% of the billing from November 2007 and February 2008 has already been paid by the State Government. The remaining amount is being analyzed and will be received as soon as the state bodies conclude the checking.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(b) Cash and cash equivalents

The Company’s balance of cash and short-term investments accounts with financial institutions controlled by the State Government was R$ 421,630 and R$ 287,999 at December 31, 2007 and 2006, respectively. The financial income from such investments was R$ 51,469, R$ 50,882 and R$ 32,293 in fiscal years ended December 31, 2007, 2006 and 2005, respectively. The Company must, by force of State Decree, invest its excess resources together with financial institutions controlled by the State.

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

The Company has the right to draw water from and release emissions into the reservoirs during a 30-year period which began in 1997. The Company capitalizes expenditures on the facilities constructed. The assets relating to the original reservoir project were placed in service in 1994 and 2002 and are being depreciated over the remaining term of the original 30 year period. The Company had recorded as part of property, plant and equipment R$ 52,922 and R$ 55,660 of amounts capitalized with respect to these agreements, net of accumulated depreciation, at December 31, 2007 and 2006, respectively.

(d) Contracts with reduced Fare for State and Municipal Public Entities that adhere to the Program of Rational Use of Water

The Company has entered into contracts with public entities related to the State Government and other municipalities involving approximately 7,240 properties that are benefited with a 25% tariff reduction for water and sewage services. The contract provides for the implantation of the program of rational use of water, which considers the reduction in water consumption.

(e) Guarantees

The State Government and the Brazilian Federal Government, in some cases, provide guarantees of, or security for, the Company’s loans and financing. The Company does not pay any fees with respect to these guarantees.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

7. INDEMNITIES RECEIVABLE

Indemnities Receivable is a non current asset representing amounts receivable from the municipalities of Diadema and Mauá as indemnification for the unilateral withdraw of the concessions of water and sewage services from the Company in 1995. On December 31, 2007 this asset amounted to R$ 148,794.

Under these concession contracts, the Company invested in the construction of water and sewage systems in those municipalities in order to meet its concession services commitments. Due to the unilateral termination of the concessions of Diadema and Mauá, the municipalities have assumed the responsibility to provide water and sewage services in those areas. At that moment, the Company reclassified the property, plant and equipment balances related to the impounded assets used in those municipalities to non current assets (indemnities receivable) and it has recorded non indemnifiable costs in order to reflect the assets by the recoverable amounts contractually estimated as indemnification by the Company before the competent authorities. The net book value of property, plant, and equipment relating to the Municipality of Diadema, written off in December 1996, amounted to R$75,231, and the indemnity balance and other receivables from the municipality amounted to R$62,876 as of December 31, 2007 and 2006. The net book value of the property, plant and equipment items related to the municipality of Mauá, written-off in the fiscal year 1999, was R$ 103,763, and the indemnity balance totaled R$85,918 as of December 31, 2007 and 2006.

The Company’s rights to the recovery of these amounts are being disputed by the municipalities and no amount has been received to date.

SABESP filed lawsuits to collect the amounts due by the municipalities. With respect to Diadema, the decision of the lower court judge was unfavorable to SABESP, which filed an appeal in November 2000. On December 1, 2005, SABESP’s appeal to have the agreement entered into with the municipality of Diadema declared valid was partially accepted. On October 11, 2006, the municipality administration office filed special and extraordinary appeals and on November 21, 2006 the decision that allowed the Company to present it reply to said appeals was published. SABESP presented its reply on December 6, 2006. The appeals were rejected by the Chief Judge on March 27, 2007 and the municipal administration office filed new interlocutory appeals against this decision. The interlocutory appeal filed to the Federal Supreme Court (STF) was accepted but only for the purposes of determining the sentence for the extraordinary appeal that had been rejected. On December 26, 2007, the decision that accepted the execution of the Companhia de Saneamento the Diadema – Saned was rendered, ordering this company to be summoned to pay the full amount of the debt within 15 days under the penalty of fine. Currently, the Company awaits the effect of this summons as said decision was published on January 2008 and Saned filed an Interlocutory Appeal against it but, on February 28, 2008, the Reporting Judge, sustained the decision and awaits for information on the lower court decision in order to analyze the motion for suspension.

With regards to Mauá, a first court level decision was given requiring that the Municipality pay an amount of R$ 153.2 million as compensation for the loss of profits. This decision was appealed by Mauá on April 15, 2005 and it is still pending a decision by the Court of Justice. On July 4, 2006, the decision was converted in diligence consisting of an expert clarification on the amount of the indemnity for loss of profits. The clarification was provided on December 18, 2007 and the expert confirmed the amount of the loss of profits determined by the lower court. On February 20, 2008, the municipality of Mauá provided its opinion about the expert’s findings and the case is now with the judge. On April 7, 2008, Sabesp responded to the plaintiffs’ charges and now we are awaiting decision on the municipality and SAMA’s appeals. Based on our internal legal counsel opinion, our management still believes that we have the legal right to receive the amount related to the indemnity and we continue to monitor the status of these legal proceedings. Considering the legal indexes the adjusted amount of this lawsuit is R$ 551 million.

Based on the opinion of its legal counsel, Management continues to state that the Company is entitled to receive the amounts related to the indemnity and continues to monitor the status of the lawsuits.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

8. PROPERTY, PLANT AND EQUIPMENT

	December, 31

	2007	2006

In use:
Water systems:
Land	961,538	958,283
Buildings	2,817,488	2,806,526
Connections	972,635	849,144
Water meters	294,846	279,028
Networks	3,492,852	3,372,421
Wells	205,117	206,478
Equipment	514,603	476,952
Other	16,287	14,322

	9,275,366	8,963,154
Accumulated depreciation	(3,667,909)	(3,365,745)
Total water systems	5,607,457	5,597,409

Sewage system:
Land	348,508	346,471
Buildings	1,652,146	1,516,769
Connections	944,588	881,024
Networks	5,570,794	4,933,032
Equipment	559,080	436,444
Other	4,904	126,899

	9,080,020	8,240,639
Accumulated depreciation	(2,727,252)	(2,476,692)

Total sewage systems	6,352,768	5,763,947

General use:
Land	107,707	107,707
Buildings	138,120	133,705
Transportation equipment	141,708	136,129
Furniture, fixtures and equipment	315,515	310,122

	703,050	687,663
Accumulated depreciation	(386,054)	(407,012)

Total general use	316,996	280,651

Non Operational assets, net of accumulated
depreciation	26,479	26,478

Subtotal	12,303,700	11,668,485

Construction in progress:
Water systems	734,016	708,097
Sewage systems	1,018,620	1,454,994

Other	3,737	5,922

	1,756,373	2,169,013

	14,060,073	13,837,498

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The fixed assets represent the assets involved in the service providing of supply of water and collection of sewage in 352 municipalities. In the other municipalities, which were negotiated by financial economic appraisal, described in the item above, SABESP holds the possession of the assets.

In 2007, one hundred and seventy four (174) concession contracts expired, 106 of which signed the program contracts and the remainder are in the final stage for formalizing procedures. The net book value of the property, plant and equipment used in the municipalities where the concessions are in the final stage for formalizing procedures or will expire in 2008 totaled R$2,02 billion.

In 2007, the depreciation charges of these municipalities were R$79,713.

The concession contracts provide for the assets to be returned to the concession grantor at the end of the term by means of an indemnity at the net book value or fair value in accordance with what is stipulated in each contract. In the program contracts, the indemnity will correspond to the present value of the cash flow in the remaining period on the date the services are resumed, monetarily restated, plus interest to the date of the effective payment.

(a) Depreciations

Depreciation is calculated based on the following annual rates: - buildings – 4%, interceptors and networks – 2%, furniture, fixtures and equipment – 10%, water meters – 10%, vehicles – 20%, hardwares – 20%, building connectors – 5% and office furniture – 10%.

(b) Disposals of property, plant and equipment

The Company wrote-off property, plant and equipment in the amount of R$ 68,568, R$ 54,350, and R$ 19,051 in 2007, 2006 and 2005, respectively. Of these losses, R$14,247, R$ 21,348 and R$ 9,879 in 2007, 2006 and 2005, respectively, were related to the obsolescence, theft or disposal of assets in use. The remaining balances of losses, of R$ 54,103, R$ 26,459 and R$ 9,172 were related to the write-off of construction in progress projects which were determined to be no longer economically feasible.

(c) Capitalization of interests and financial charges

The Company capitalized interests and monetary variation, including foreing currency exchange variation, to property, plant and equipment in the amount of R$ 13,338 for the year ended on December 31, 2007 (2006 - R$ 5,784), during the period in which the related assets were under construction.

(d) Construction in Progress

Construction in progress primarily related to new projects and operating improvements, are as follows:

	2007	2006

Water systems:
Networks and connections	178,977	227,360
Transmission	22,281	29,626
Water treatment	71,375	80,130
Sub-transmission	225,646	188,342
Production and storage	160,602	126,519
Other	75,135	56,669

Total water systems	734,016	708,646

Sewage systems:
Collection	710,960	1,133,958
Treatment	179,604	187,047
Others	128,056	133, 440

Total sewage systems	1,018,620	1,454,445

Others	3,737	5,922

Total	1,756,373	2,169,013

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Estimated disbursements relating to construction works already contracted are estimated to be approximately R$ 2,050 million for fiscal years from 2008 to 2015 (unaudited).

(e) Expropriations

Development of major water and sewage systems frequently requires the expropriation or establishment of rights of way through third-party properties. The owners of these properties are generally compensated either through negotiated settlements or judicial arbitration.

Disbursements to be effected as from fiscal year 2007 are estimated to be approximately R$ 472 million (unaudited), which will be paid out of Company funds. The related assets acquired as a result of these negotiations are recorded as property, plant and equipment when the expropriation is complete. In 2007, the amount referring to expropriations was R$ 16,813 (2006 - R$ 8,385).

(f) Assets in guarantee

At December 31, 2007 and 2006, the Company had assets in the amount of R$ 249,034 provided as guarantee under the Special Tax Debt Refinancing Program - PAES (Note 12).

Additionally, three of the Company’s real estate properties, in the amount of R$ 60,539, was pledged as guarantee for financing together with the International Bank for Reconstruction and Development - Bird (note 10). The last installment of this financing was paid in April, 2007 and the real estate properties are waiting for the Federal Government release.

(g) Non-operating assets

The Company had R$ 26,479 at December 31, 2007 and 2006 referring to other non-operating assets given as free leases, comprised primarily of lands surrounding reservoirs.

(h) Revaluation

Property, plant and equipment items were revalued in 1990 and 1991 and are depreciated at annual rates that correspond to their remaining useful lives determined in the related reports, which, as general rule, fall into the periods of the rates presented above.

As allowed by CVM Instruction No. 197/93, the Company did not recognize a provision for the deferred tax effect on the appreciation arising from the revaluation of property, plant and equipment in 1990 and 1991. Should income and social contribution taxes be recognized on the revaluation reserve, the unrealized amount as of December 31, 2007 would total R$400,606 (2006 – R$430,375). The amounts of R$87,670 and R$102,272 of the revaluation reserves were realized in the years ended December 31, 2007 and 2006, respectively.

(i) Totally depreciated assets

On December 31, 2007 the book value of fully depreciated assets which are still in use is R$ 606,142 (2006 - R$ 426,659).

9. INTANGIBLE ASSETS

In the period between 1999 and 2006, the negotiations for new concessions were conducted on the basis of the economic and financial results of the transaction, determined in an appraisal report issued by independent experts.

The amount determined in the respective contract, after the transaction is closed with the municipal authorities, with payment through Company shares or in cash, is recorded in this account and amortized over the period of the related concession (usually 30 years). As of December 31, 2007 and 2006 there were no amounts pending related to these payments to the municipalities.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The net disclosed amount refers to the assumption of the following municipalities:

Municipalities	Year ended December 31,

	2007	2006

Agudos	7,773	7,538
Bom Sucesso do Itararé	350	338
Campo Limpo Paulista	15,269	11,811
Conchas	3,541	2,250
Duartina	1,589	1,462
Estância de Serra Negra	15,124	13,255
Itapira	16,123	14,729
Itararé	5,784	5,554
Marabá Paulista	1,603	444
Miguelópolis	4,431	4,083
Osasco	288,025	269,068
Paraguaçu Paulista	14,418	14,166
Paulistânia	154	150
Sandovalina	2,384	215
Santa Maria da Serra	1,147	1,090
São Bernardo do Campo	237,463	237,459
Várzea Paulista	13,250	11,999

Total	628,428	595,611

Less accumulated amortization	(120,639)	(100,493)

Concession assets, net	507,789	495,118

Amortization expense related to intangible concession rights was R$ 20,147, R$ 20,030 and R$ 19,617 for the years ended December 31, 2007, 2006 and 2005, respectively. Amortization expense for the next five years is estimated to be approximately R$ 20,000 per year.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

10 - LOANS AND FINANCING

		2007			2006

								Final
		Non			Non			Maturity		Adjustment
	Current	Current	Total	Current	Current	Total	Guarantees	Date	Annual interest rate	to inflation

In local currency:
Banco do Brasil							State of S. Paulo
	238,194	1,642,644	1,880,838	215,723	1,854,042	2,069,765	Government and Own Funds	2014	8.50%	UPR
Debentures 5th Issue	-	-	-	46,038	-	46,038		2007	10.65%	IGP-M
Debentures 6th Issue	-	427,657	427,657	231,813	397,165	628,978		2010	11%	IGP-M
Debentures 7th Issue	-	312,362	312,362	-	304,350	304,350		2010	CDI+1.5% / 10.8%	IGP-M
									CDI+1.5% /
Debentures 8th Issue	-	737,438	737,438	-	709,815	709,815		2011	10.75%	IGP-M
Caixa Econômica Federal	58,267	490,904	549,171	49,648	477,628	527,276	Own Funds	2008/2022	5% to 9.5%	UPR
FIDC - SABESP I	55,555	125,000	180,555	55,555	180,556	236,111	Own Funds	2011	CDI + 0.70%
National Bank for Economic and Social									3% + TJLP
Development - BNDES	41,904	165,689	207,593	31,515	154,043	185,558	Own Funds	2013	LIMITE 6%
									12% / CDI /TJLP +
Other	3,146	18,753	21,899	2,791	23,136	25,927		2009/2011	6%	UPR
Accrued Interest and financial charges	93,398	32,036	125,434	99,252	20,891	120,143

	490,464	3,952,483	4,442,947	732,335	4,121,626	4,853,961

In foreign currency:
Eurobonus: US$ 238,052 thousand (2006 -US$
238,052 thousand)	173,680	247,982	421,662	-	508,955	508,955		2008/2016	12% / 7.5%	US$
Interamerican Development Bank (IDB): US$										Currency
432,099 thousand (2006-US$ 435,867 thousand)	64,764	700,613	765,377	99,930	831,952	931,882	Federal Government	2016/2025	3.00% to 5.61%	bsket var. +US$
International Bank for Reconstruction and
										Currency
Development - BIRD (“World Bank”): (2006-										bsket var.
US$ 2,223 thousand)	-	-	-	4,752	-	4,752	Federal Government	2007	5.15%	+US$
JBIC - Yens 2,654,422 (2006-Yens 652,814)	-	42,043	42,043	-	11,721	11,721	Federal Government	2029	1.8% / 2.5%	Yens
Accrued Interest and financial charges	13,206	-	13,206	15,458	-	15,458

	251,650	990,638	1,242,288	120,140	1,352,628	1,472,768

Total loans and financing	742,114	4,943,121	5,685,235	852,475	5,474,254	6,326,729

Exchange rate at December 31, 2007: US$ 1.7713; Yens 0.015839 - (2006 - US$ 2.1380; Yens 0.017954) .

During 2007, the Company did not contract any short-term loans and financing.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
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

(i) 5th Issue

On April 1, 2002 the Company made a public placement for the 5th issue of simple, book-entry, registered, unsecured, non-convertible debentures, with face value of R$ 10. The amount of the 2nd issue is monthly changed, due to its characteristics, in accordance with the indenture.

40,000 debentures were issued, distributed in two series, as follows:

	1st Series	2nd Series
Placement date	05/16/2002	05/16/2002
Number	31,372	8,628
Face value of Issue	R$ 313,720	R$ 86,280
Original yield	CDI + 1.85% per year	IGP-M + 13.25% per year
	Quarterly, except for last	Annual, except for last
Interest payments	installment on	installment in
	03/01/2007	03/01/2007
	3 installments on 04/01/2005,	3 installments on 04/01/2005,
Amortization	04/01/2006 and 03/01/2007	04/01/2006 and 03/01/2007

The interest rates for the two series were renegotiated for the last time in April 2005, whereby the rate for the 1st Series was changed from CDI (Interbank Deposit Certificate) + 2.0% per year to CDI + 1.1% per year, and the rate for the 2nd Series was changed from IGPM + 12.7% per year to IGPM (General Market Price Index) + 10.65% per year, in effect until the agreement conclusion.

Interest expense was R$0, R$ 10,991 and R$ 45,015 in 2007, 2006 and 2005, respectively relating to the 1st Series, and R$ 837, R$ 6,089 and R$ 11,584, respectively, relating to the 2nd Series.

On April 19, 2006, the Company made the anticipated settlement of the 5th issue of debentures, 1st series which maturity was scheduled for March 2007, through the use of part of the resources obtained from the funding of the Investment Fund in Credit Rights SABESP I - FIDC, in the amount of R$ 106,373.

On March 1, 2007, the 2nd series of this issue was paid in full.

(iii) 6th Issue

On September 17, 2004, the Company registered with the CVM a securities program in the total amount of R$ 1,500,000. As part of such program, on September 1, 2004 the Company issued 600,000 non-convertible debentures, distributed in three series, without renegotiation with face value of R$ 1, totaling R$ 600,000. The date of the financial settlement of the transaction was September 21, 2004 for the 1st series, and September 22, 2004, for the 2nd and 3rd series.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The debentures were placed on the market as follows:

	Amount	Adjustment	Interest	Interest payment	Amortization	Maturity date

1st Series	231,813	-	CDI+1.75% p.a.	Semiannual	Single payment	Sep/2007
2nd Series	188,267	IGP-M	11% p.a.	Annual	Single payment	Sep/2009
3rd Series	179,920	IGP-M	11% p.a.	Annual	Single payment	Sep/2010

Interest expense was R$ 21,708, R$ 38,054 and R$ 46,481 in 2007, 2006 and 2005, respectively, relating to the 1st series; R$ 23,290, R$ 21,932 and R$ 21,420, respectively, relating to the 2nd series, and R$ 22.258, R$ 20,960 and R$ 20,470, respectively, relating to the 3rd series. Remaining accrued interest balances to be paid in the amount of R$7,366 (2006 - R$ 6,841 and 2005 - R$ 6,757) for the 2nd series, and R$ 7,040 (2006 - R$ 6,538 and 2005 – R$ 6,458) for the 3rd series. Such amounts are recorded under “Loans and financing” in current liabilities.

On September 3, 2007, the 1st series was paid integrally.

(iv) 7th Issue of Debentures

Within the program registered together with the CVM on September 17, 2004, the Company issued, in March 1, 2005, 300,000 non-convertible debentures, distributed into two series, without renegotiation, at the par value of R$ 1, totaling R$ 300,000. The date of the financial settlement was March 14, 2005.

The debentures were placed in the market as follows:

	Amount	Adjustment	Interests	Interest Payment	Amortization	Maturity Date

1st series	200,000	-	CDI + 1.5%p.a.	Semiannual	Single payment	Mar/2009
2nd series	100,000	IGP-M	10.80% p.a.	Annual	Single payment	Mar/2010

Interest expense was R$ 26.159, R$ 32,305 and R$ 33,378 in 2007, 2006 and 2005, respectively, relating to the 1st series; and R$ 11,974, R$ 11,162 and R$ 9,013, respectively, relating to the 2nd series. Remaining accrued interest balances to be paid, in the amount of R$ 7,788 (2006 – R$9,304 and 2005 - R$ 12,631) for the 1st series and R$ 9,975 (2006 – R$ 9,218 and 2005 - R$ 9,013) for the 2nd series, are recorded under “Loans and financing” in current liabilities.

(v) 8th Issue of Debentures

In completion to the program registered at the CVM on September 17, 2004 the Company issued, on June 1st, 2005, 700,000 non-convertible debentures, using the option to increase the quantity of debentures allowed up to 20%, according to the paragraph 2 of article 14 of the CVM inscription nr. 400/03, distributed in two series, without renegotiation, at par value of R$ 1, amounting to R$ 700,000. The settlement date of the financial operation was June 24, 2005. The amount received has been destined to the settlement of the Eurobonds contract.

The debentures were placed in the market as follows:

	Amount	Adjustment	Interests	Interest Payment	Amortization	Maturity Date

1st series	350,000	-	CDI+1.5% p.a.	Semiannual	Single payment	Jun/2009
2nd series	350,000	IGP-M	10.75% p.a.	Annual	Single payment	Jun/2011

Interest expense was R$ 45,744, R$ 56,385 and R$ 41,028 in 2007, 2006 and 2005, respectively, relating to the 1st series, and R$ 40,496, 37,953 and R$ 21,420, respectively, relating to the 2nd series. Remaining accrued interest balances to be paid, in the amount of R$ 3,187 (2006 – R$ 3,668 and 2005 - R$ 5,341) for the 1st series, and R$ 23,444 (2006 - R$ 21,773 and 2005 - R$ 21,420) for the 2nd Series, are recorded under “Loans and financing” in current liabilities.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

The balance at December 31, 2007 is R$ 527,669 (2006 - R$ 506,221), being the amount to use from these contracts of R$ 396,221.

Contract charges are as follows:

Contract executed in:

	1996	1997	1998 - 2004

Interest rates	9.5% p.a.	6.5% to 8.0% p.a.	6.5% to 8.0% p.a.
In the grace period:
Risk fee	1.0%p.a. on disbursed	1.0%p.a. on disbursed	0.6% p.a. or 2% p.a. on
	amount	amount	outstanding balance
Management fee	0.12% p.m. on	2.0% p.a. on	1.0% p.a. on
	contract value	disbursed value	disbursed value or 2%
p.a. on outstanding
balance for agreements
executed in 2003-2004.

In the repayment stage:
Management fee	Difference between	1.0% p.a. on	1.0% p.a. on
calculation of
installment
	at the rate of 10.5%	outstanding balance	outstanding balance
p.a.
less rate of 9.5%
p.a.

(ii) Pro-sanitation Program - “Pró-Sanear”

In 1997 and 1998 contracts were signed under the Pro-Sanitation - “Pró-Sanear” program for the improvement of water and sewage services in several municipalities of the Metropolitan Region of São Paulo, with the participation of the communities receiving the services. The loans are collateralized by collections of the billings from water supply and sewage services up to the total amount of the debt. Contractually established repayment terms are 180 months from the date the related projects become operational. Outstanding loan balances at December 31, 2007 and 2006 were R$ 21,502 (2006 - R$ 21,055), being the amount available for use from these loans for projects already in progress of R$ 8,676.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Applicable financial charges:

Interest rate - 5.0% p.a.;
Management fee (Grace period) - 2.0% p.a. on outstanding balance;
Management fee (amortization stage) - 1.0% p.a. on outstanding balance;
Risk fee (grace period) - 1.0% on disbursement.

Financial covenants:

  Under the Performance Improvement Agreement, goals are set for financial indexes (operating margin, personnel expense margin and revenue evasion index) and operating indexes which, based on the previous 2 years, are annually projected for the next 5 years.

(d) BNDES

Agreement 01.2.619.3.1 - Executed in August 2002, in the total amount of R$ 60,000, with the purpose of financing part of the Company’s counterparty in the performance of the Tietê River Depolluting Project - Stage II, object also of loan agreement no. 1212/OC - BR, with the Interamerican Development Bank - IDB. The related project is in the execution stage and the outstanding balance at December 31, 2007 was R$ 51,896 (2006 - R$ 46,389).

Onlending agreement 10/669.748 -6, in the total amount of R$ 180,000, distributed among the financial agents in the following proportions:

Agent	Amount

Unibanco - União de Bancos Brasileiros S.A.	60,000
Banco BBA Creditanstalt S.A.	51,000
Banco Alfa de Investimento S.A.	39,000
Banco Itaú S.A.	30,000

Total	180,000

The related project is in the execution stage, the total amount disbursed the outstanding balance at December 31, 2007 was R$ 155,697 (R$ 139,169 in 2006). The onlending agreement funds are passed on from BNDES to the financial agents, and by the agents to the Company. The onlending agreement has the same purpose as the agreement entered into between BNDES and the Company, and the charges and amortization terms are equal for both, being:

Interest - Long-Term Interest Rate (TJLP) limited to 6% p.a., plus a spread of 3% per annum, payable quarterly during the grace period, and monthly in the repayment period. The portion of the TJLP that exceeds 6% p.a. shall be incorporated into the outstanding balance.

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
  Shareholders’ Equity / Total Liabilities: equal to or higher than 0.8.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(e) FIDC

On March 23, 2006 a single series of senior quotas and 26 (twenty six) subordinated quotas were issued, kept in deposit account in name of their respective holders, with unit value at the date of issuance corresponding to R$500,000 (five hundred thousand reais). The senior quotas are being amortized in 54 (fifty four) monthly installments, beginning on October 2006 and with final maturity in 2011. On December 31, 2007 the balance related to the subordinated quotas was R$ 16,121 (2006 – R$ 14,316), recorded as “Other Accounts Receivable” in non current assets; the balance related to the senior quotas was R$ 180,555 (2006 – R$ 236,111) recorded as “Loans and Financing”. The subordinated quotas were underwritten and paid up exclusively by SABESP. The fund has a profitability parameter corresponding to 100% (one hundred per cent) over the DI rate, added by a pre-fixed coupon of 0.70% (seventy centesimal points per cent) interest per year, based on 252 working days, observed the terms of its regulation.

The Fund is managed by Caixa Econômica Federal and has as custody and underwriting agent Banco do Brasil S.A.

The resources obtained, in the amount of R$ 250 million, were used by the Company for the settlement of debts during the year 2006.

(f) Eurobonds

(i) In June 2003, the Company issued US$ 225 million 12% Notes due 2008. Interest is payable semiannually with final maturity in June 2008. “The Bank of New York” acted as lead arranger and “The Bank of Tokyo Mitsubishi Ltd.” as principal paying agent. These funds were used for final settlement of the Eurobonds issue of US$ 200,000 thousand matured in July 2003.

On November 6, 2006, the Company settled in advance part of this loan, in the amount of R$272,811, with funds raised through the issue of Eurobonds in the amount of US$140 million.

(ii) On November 3, 2006 an issue of Eurobonds took place (Eurobonds 2016) in the foreign market in the amount of US$140,000 thousand, having as leader “Deutsche Bank Trust Company Americas” and as principal paying agent “Deutsche Bank Luxembourg S.A.”, with interest rate of 7.5% p.a. paid semi-annually and with final maturity in November 2016. As mentioned in (i) above, the resources were used for the advanced and partial settlement of the issue of Eurobonds of US$225,000 thousand with final maturity in June 2008, and the redempted amount was US$126,948 thousand.

Due to the payment in advance of Eurobonds 2008, an amendment to the loan agreement was signed cancelling the mandatory calculation of covenants.

Financial Covenants - for Eurobonus 2016.

Limiting the incurrence of new debt in such a way that:

  the total adjusted indebtedness in relation to Ebitda shall not be higher than 3.65 the Company’s debt service coverage ratio determined in the date of incurrence shall not be less than 2.35.

(g) Inter-American Development Bank (IDB)

Agreement 229 - In June 1987, the Company signed a loan agreement with the IDB for US$ 163 million destined to the execution of a sewage program in the São Paulo Metropolitan Region. Semiannual principal repayments began in January 1994, with final maturity in July 2007. The loan bears interest of 7.7% per annum. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in June 1987, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The last installment was paid on July, 2007.

Agreement 713 - In December 1992, the Company signed a loan agreement with the IDB for US$ 400 million destined to the execution of the Tietê River Clean-up Project - Stage I. Semiannual principal repayments began in June 1999, with final maturity in December 2017. The loan bears interest at variable rate based on the cost of funding to the IDB. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in December 1992, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement on December 31, 2007 was US$ 224,688 thousand, equivalent to R$ 397,990 (2006 - R$ 507,974).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Agreement 896 - In December 1992, the Company signed an additional loan agreement with the IDB for US$ 50 million for the Tietê River Clean-up Project - Stage I. This loan bears interest at 3.0% per annum. Semiannual principal repayments began in June 1999, with final maturity in December 2016. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in December 1992, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement at December 31, 2007 was US$ 25,000 thousand, equivalent to R$ 44,282 (2006 - R$ 59,389).

Agreement 1.212 - In July 2000, the Company signed a loan agreement with the IDB for US$ 200 million to finance the Tietê River Clean-up Project - Stage II. The related project is in the execution stage, the total amount disbursed in 2007 having been US$ 33,664 thousand and the amount available for use from these loans is US$ 2,434 thousand. The loan will be repaid in semiannual installments and the last one is in July, 2025. The loan bears interest semiannually, on the daily outstanding balance, at the annual rate determined in accordance with the costs of loans borrowed by the bank in the previous semester, plus a spread, being variable for each semester. The outstanding balance of such agreement at December 31, 2007 was US$ 182,411 thousand, equivalent toR$ 323,105 (2006 - R$ 336,625).

Financial covenants

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

(h) International Bank for Reconstruction and Development - BIRD

Agreement 3.504 - Aiming at transferring the funds of the agreement executed between the State of São Paulo and the BIRD in December 1992 and destined to the execution of the environmental clean-up of the Guarapiranga Basin, an onlending agreement between the State of São Paulo and the Company was executed in March 1993. In December 1992, a guarantee agreement was executed between the Federal Republic of Brazil and the BIRD, to warrant the provision of funds to meet the obligations set forth in the financing agreement. Semiannual principal repayments began in October 1997, and the last installment was paid on April, 2007.

(i) Japan Bank For International Cooperation (“JBIC”)

On August 6, 2004, the Company executed a financing agreement with the JBIC - Japan Bank for International Cooperation, guaranteed by the Federal Government, in the amount of 21,320 million Japanese Yens, equivalent to approximately R$ 337,687, which is intended for the Environment Recovery Program for the Metropolitan Region of Santos Coastal Area. The total term of the financing agreement is 25 years, comprising 18 years for amortization in semiannual installments and 7 years for grace period. Interests is being paid semiannually beginning in 2006 at the rate of 2.5% p.a. for the sewage network and 1.8% p.a. for sewage treatment facilities. The outstanding balance of this contract in December 31, 2007 was R$ 42,043 (2006 – R$11,721).

(j) Financial Commitments - Covenants

At December 31, 2007 and 2006, the Company was in compliance with all debt covenants and, consequently, the balances of the loans and financings are duly classified between short and long term, in accordance to the contracts.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(k) Maturity dates of loans and financing

							2014
	2008	2009	2010	2011	2012	2013	onward	Total

In local currency	490,464	1,208,383	787,837	831,493	447,961	445,678	231,131	4,442,947
In foreign currency	251,650	64,764	64,764	65,900	67,037	67,037	661,136	1,242,288

Total	742,114	1,273,147	852,601	897,393	514,998	512,715	892,267	5,685,235

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

(a) Reconciliation of the effective tax rate

The amount recorded as income tax and social contribution expenses in the financial statements is reconciled from the nominal rates provided by law, as shown below:

	2007	2006	2005

Income before taxes on income	1,480,271	1,189,805	1,217,148
Statutory rate	34%	34%	34%

Tax expense at statutory rate	(503,292)	(404,534)	(413,830)
Permanent differences
Realization of revaluation reserve	(29,808)	(34,772)	(30,413)
Interest on shareholders’ equity	102,253	92,086	118,393
Other differences	(721)	(28,558)	9,471

Income and social contribution taxes	(431,568)	(375,778)	(316,379)

Current Income and social contribution taxes	(543,345)	(383,123)	(343,426)
Deferred Income and social contribution taxes	111,777	7,345	27,047
Effective rate	29%	32%	26%

(b) Composition of deferred taxes and social contributions

In current assets:	2007	2006

Provision for contingencies	108,792	7,078
Tax loss carryforwards	-	-

	108,792	7,078

In long-term assets:
Provision for contingencies	225,697	226,265
Provision for pension obligations	121,039	106,097
Other	10,490	10,292

	357,226	342,654

Total deferred tax assets	466,018	349,732

In current liabilities:
Revenue from public entities	75,249	76,359

In non current liabilities
Profit for governmental agencies	86,487	81,978

Revenue for governmental agencies	73,378	64,923

	159,865	146,901

Total deferred tax liabilities	235,114	223,260

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(i) In current assets

Mainly calculated on temporary differences in the amount of R$ 319,977 (2006 - R$ 20,819).

(ii) In long-term assets

Mainly calculated on temporary differences in the amount of R$ 1,043,388 (2006 - R$ 1,000,985) related to income tax and R$ 1,070,876 (2006 - R$ 1,026,756) related to social contribution.

As per a technical feasibility study, the temporary differences mentioned in items (i) and (ii) are likely to be realized in 2008 and 2009.

(iii) In current liabilities

Substantially calculated on amounts invoiced to government agencies, with taxes being deferred upon receipt of the invoices.

(iv) In non current liabilities

-Income tax and social contribution

Substantially calculated based on temporary differences in the amount of R$ 267,636 (2006 - R$ 254,376) relating to income tax and R$ 217,530 (2006 - R$ 204,269) relating to social contribution.

- Pasep e Cofins

Substantially calculated on amounts invoiced to government agencies, wich are accrued for when services are rendered and wich are paid when the related amounts are effectively received by the Company.

12. TAXES PAYABLE

	Current		Non Current

	2007	2006	2007	2006

Income tax	4,420	-	-	-
Social contribution	5,331	-	-	-
COFINS and PASEP	41,629	38,142	-	-
Paes	43,918	41,897	197,635	230,440
Inss	20,072	18,230	-	-
Other	12,365	7,283	-	-

Total	127,735	105,552	197,635	230,440

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The PAES obligation is being paid in 120 months. The amounts paid in 2007, 2006 and 2005 were of R$ 43,002, R$ 40,824 and R$ 37,986, respectively, and financial expenses were recorded in the amount of R$ 12,218, 17,646 and R$ 24,852, respectively. The outstanding balance in December 31, 2007 was R$ 241,553 (2006 – R$ 272,337). Assets pledged as guarantee under the previous REFIS Program, in the amount of R$ 249,034, continue to secure amounts under the PAES Program.

13. PENSION AND HEALTH BENEFIT PLANS

(a) Health benefit plan

Managed by Fundação SABESP de Seguridade Social - “SABESPREV”, the plan is comprised of free-election health benefit plans, funded by contributions from the sponsor and the participating employees, which were the following in the year:

Company: average of 7.2% (2006 - 7.0%) on the payroll;

Participating employees: 3.21% of base salary and bonus, corresponding to 2.3% of the gross payroll, on average.

(b) Pension benefits

Managed by Fundação SABESP de Seguridade Social - “SABESP”, the defined benefit pension plan is supported by monthly contributions as follows: 2.10% from the Company and 2.3% from the participating employees. In order to meet the provisions of CVM Resolution No. 371, of December 13, 2000, below is a description of the amounts of pension and retirement benefits paid granted and payable, to which the employees will be entitled after their service time.

Based on independent actuarial reports (Assistants - Assistants Assessoria, Consultoria e Participações Ltda.) at December 31, 2007, calculated in conformity with the Projected Unit Credit Method, the Company had a net actuarial liability of R$ 365,234 (R$ 321,212 in 2006), representing the difference between the present value of the Company’s liability to the participating employees, retired employees, and pensioners, of the related assets, as shown below:

(i) Reconciliation of assets and liabilities	2007	2006

Present value of actuarial liabilities	(1,386,563)	(1,096,219)
Fair value of plan assets	969,440	812,909
Gains to be recognized in future years	51,889	(37,902)

Net actuarial liability	(365,234)	(321,212)
Net liability recognized in the balance sheet	(365,234)	(321,212)

(ii) Expenses recognized in the statements of income	2007	2006

Current service cost	33,440	17,545
Interest cost	131,848	93,270
Expected return on plan assets	(96,439)	(83,065)
Amortization (gain)/loss	-	(9,508)
Employee contributions	(12,925)	(15,411)
Amortization of past service cost	-	53,214

Total	55,924	56,045

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(iii) Changes in net actuarial liabilities	2007	2006

Present value of the net actuarial liability in the beginning of the year	(321,212)	(276,558)
Current service cost	(33,440)	(17,545)
Interest cost	(131,848)	(93,270)
Expected return on plan assets	96,439	83,065
Amortization (gain)/loss	-	9,508
Employee contributions	12,925	15,411
Amortization of past service cost	-	(53,214)

	(377.136)	(332,603)

Actual contributions by the Company in the year	11,902	11,391

Present value of net actuarial liability at the end of the year	(365,234)	(321,212)

(iv) Reconciliation of changes in the present value of assets	2007	2006

Fair value of plan assets in the beginning of the year	812,909	678,185
Actual return on plan assets	183,748	138,444
Actual contributions in the year	24,827	26,802
Benefits paid	(52,044)	(30,522)

Fair value of plan assets at the end of the year	969,440	812,909

(v) Reconciliation of changes in the present value of liabilities	2007	2006

Present value of liabilities in the beginning of the year	1,096,219	790,552
Current service cost	33,440	17,545
Interest cost	131,848	93,270
Benefits paid	(52,044)	(30,522)
Loss (gain) in the present value of liabilities	177,100	225,374

Present value of liabilities at the end of the year	1,386,563	1,096,219

(vi) Estimated expenses	2008	2007

Current service cost	33,347	33,440
Interest cost	164,124	131,848
Expected return on plan assets	(117,317)	(96,439)
Amortization (gain)/loss	-	-
Employees contributions	(13,025)	(12,925)
Amortization of past service cost	-	-

Total	67,129	55,924

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The assumptions used for the actuarial valuation were as follows:

Economic assumptions	2007	2006

Discount rate	10.85% p.a.	12.32% p.a.
Expected rate of return assets	10.85% p.a.	12.06% p.a.
Future salary increases	6.08% p.a.	6.08% p.a.
Growth in social security benefits
and limits	4.00% p.a.	4.00% p.a.
Capacity factor
- Salaries	98%	98%
- Benefits	98%	98%

Demographic assumptions for	2007	2006

Mortality table	AT 83	AT 83
Disabled mortality table	RRB 44	RRB 1944
Disability entry table	RRB 44	Modified RRB 1944
Turnover table	Prudential	Prudential
Retirement age	First age with entitlement to one of the benefits	First age with entitlement to one of the benefits
% active participants married at time of retirement	95%	95%
Age difference between participants and their spouses	Wives are 4 years younger than husbands	Wives are 4 years younger than husbands

For the 2007 actuarial valuation, to conform the study to the current long-term economic circumstances, the Company changed its discount rate to 10.85% per year, from 12.32% per year as a result of an interest rate of 6.59%, plus an annual inflation rate of 4%.

The number of active participants at December 31, 2007 and 2006 was 15,881 and 16,681 respectively. The number of inactive participants at December 31, 2007 and 2006 was 4,245 and 3,692 respectively.

The evaluation of “SABESPREV” costing plan is made by an independent actuarial expert (Assistants), based on different assumptions than those adopted for purposes of ascertaining benefits to employees, as set forth in CVM Resolution no. 371. SABESPREV’s technical deficit at December 31, 2007 is R$ 319,463 (2006 - R$ 491,391). The calculation is substantially different as for the actuarial method in calculating risk benefits before retirement, with sharing to “SABESPREV” and capitalization for the purpose of meeting CVM Resolution no. 371.

As permitted by CVM Resolution No. 371, the Company has elected to amortize the actuarial liability R$ 266,074 at December 31, 2001 over five years using the straight-line method beginning in 2002. The amortization of the transition obligation for past service cost is being recorded as an “Extraordinary Item”, net of tax effects, in the statement of income for the year as follows:

	2007	2006	2005

Extraordinary item	-	53,215	53,215
Deferred income and social contribution taxes	-	(18,093)	(18,093)

Net extraordinary item	-	35,122	35,122

Liabilities on December 31, 2001			266,074
Extraordinary item recorded for the period from 2002 to 2006			(266,074)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

The amount of R$ 54,128, referring to the period from January through December 2006, was paid in February 2007. The Company paid in November, 2006, a bonus of R$ 31,035 referring to the performance evaluation for the year 2006.

For 2007 it was considered the period from January to December, 2007, with the payment of the amount corresponding to up to one month’s payroll, depending on achievement of targets.

In December 2007, the Company paid an advance of R$17,361, with the supplementary payment, of R$ 509 made in April, 2008.

15. PROVISIONS FOR CONTINGENCIES

(a) Provisions for contingencies:

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, labor, environmental, tax and other matters. The Company has accrued amounts deemed by its legal advisors and its management to be enough to cover probable losses. As of December 31, 2007 and 2006, these provisions are as follow, in accordance with the nature of the respective cases:

	2007	2006

Customer claims (i)	526,302	273,258
Contractor claims (ii)	174,556	168,547
Other civil claims (iii)	127,890	76,909
Tax claims (iv)	34,491	21,162
Labor claims (v)	61,747	71,213
Environmental claims (vi)	50,075	65,988

Subtotal	975,061	677,077
Escrow deposits	(29,805)	(19,525)

Total, net of escrow deposits	945,256	657,552

Current portion	290,172	2,294
Non current portion	655,084	655,258

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Changes to the provision for contingencies for the year ended in December 31, 2007 are demonstrated below:

				Interests,
				Monetary
	December			Adjustment and	December
	31, 2006	Additions	Payments	Reversals	31, 2007

Customer claims	273,258	198,570	(46,408)	100,882	526,302
Contractor claims	168,547	9,838	(14,863)	11,034	174,556
Other civil claims	76,909	36,131	(26,302)	41,152	127,890
Tax claims	21,162	4,477	(3,042)	11,894	34,491
Labor claims	71,213	8,112	(27,102)	9,524	61,747
Environmental claims	65,988	9,827	(34,281)	8,541	50,075

Sub-total	677,077	266,955	(151,998)	183,027	975,061
Escrow deposits	(19,525)	(26,276)	17,031	(1,035)	(29,805)

Total	657,552	240,679	(134,967)	181,992	945,256

(b) Lawsuits with possible likelihood of loss

The lawsuits in course in administrative and judicial levels, in different courts, where the Company is the contrary party, considered by its legal counsels of possible likelihood of loss, not being, for this reason, provisioned in the financial statements, are distributed as follows:

	2007	2006

Customer claims (i)	709,000	789,300
Contractor claims (ii)	254,100	198,500
Other civil claims (iii)	195,300	141,600
Tax claims (iv)	199,900	104,900
Labor claims (v)	70,400	43,700
Environmental claims (vi)	514,400	192,400

Total	1,943,100	1,470,400

(c) Summary of claims and assessments

(i) Customer claims

Approximately 1,170 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by SABESP. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized a provision when the likelihood of loss is considered probable. In 2007, the volume of the lawsuits decisions allowed the management to evaluate the contingency process and based on this evaluation, the Company quantified the lawsuits involving customers, considering the most recent history of favorable and unfavorable court decisions to improve its disbursement estimate. The result of this process evidenced the need to increase the provision by approximately R$253 million, net of exclusions.

(ii) Contractor claims

Contractors’ claims include lawsuits filed by some building companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a reserve is recognized when the likelihood of loss is considered probable. The R$55,600 increase in lawsuits whose likelihood of loss is considered possible is related to the inclusion of monetary adjustment, interest and fees for the year.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(iii) Other civil claims

The Company is a party to several civil lawsuits related to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties. As of December 31, 2007, the Company recognized provisions of R$127,890 (R$76,909 in 2006) for claims whose likelihood of loss is considered probable. There was an increase both in lawsuits with probable and possible risk of loss, arising from the increase in lawsuits and the review of the expected outcomes, comprising monetary adjustment, interest and fees for the year.

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

The São Paulo State Public Attorney’s Office has filed a public civil action against Sabesp, seeking to ensure a water supply in the municipality of Guarujá within accepted levels of potability and in accordance with current legislation. The lawsuit also seeks the company be sentenced to start building ETA (Water Treatment Station), restore fees charged to consumers and pay compensation for moral and property damages caused by allegedly improper water consumption. An injunction was granted and we appealed against such decision. However, the appellate court rejected the appeal. Sabesp has offered a defense and the lawsuit is currently in discovery phase. We have not estimated the disbursement yet for there are no sufficient data to estimate the amounts. We evaluated this demand as a possible loss.

(iv) Tax Claims

The provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company’s legal counsel.

In 2006, the Federal Revenue Service, by means of a tax execution, audited the Company’s compliance with the tax obligations related to income and social contribution taxes for calendar 2001, and recognized taxes payable in the amount of R$277 million (R$298 million adjusted through December 31, 2007). The Company filed a timely objection and will appeal against the tax assessment at administrative level and in courts. According to its legal counsel, the likelihood of loss in approximately 90% of this administrative proceeding is considered remote and 10% possible.

The company filed for a preliminary injunction to challenge the revocation of the exemption from tax service granted by the Municipality of São Paulo, under a City Law enacted in 2002. In April 2003, the exemption request was granted under an injunction determining the suspension of tax payments. In May 2005, the courts issued a decision overruling the injunction. In July 2005, SABESP filed an appeal to ensure the preliminary injunction granted remained in effect. There is no final decision on the lawsuit, and the likelihood of loss is considered possible. Concurrently, on September 18, 2006, the São Paulo Municipal Finance Department issued a tax deficiency notice, against which the Company filed timely administrative objection, with subsequent rejection of the appeal filed with lower courts, whose involved amount is estimated at R$70.0 million (R$120 million as adjusted through December 31, 2007). We evaluated this demand as a possible loss.

The Company filed lawsuits against the Municipalities of Bragança Paulista and São Paulo due to the collection of a charge on the use of public areas to install water and sewage networks used for the water supply and sewage services provided to these municipalities. In the lawsuit filed against the Municipality of Bragança Paulista, the Company was granted a preliminary injunction this charge and preventing the Municipality from collecting any current or future amounts related to such charge until there is a final decision on the merit of the lawsuit. In June 2005, the lower court decided favorably to the Company and the initial remedy was maintained. The Municipality appealed against the decision, which is awaiting judgment by the Court of Appeals. As regards the lawsuit filed against the Municipality of São Paulo, the lower court issued a decision confirming the legality of the municipal charge. The Company filed an appeal and awaits judgment. Subsequently, a new Law was approved to implement the collection of a charge on the use of public areas in the city of São Paulo. In April 2004, the Company filed for an injunction to suspend the collection of the municipal charge. The injunction was granted by the lower court and confirmed when the decision was issued, which recognizes the charge as undue. The Municipality filed an appeal and is awaiting judgment by the Court of Justice. The Company, based on the assessment of its legal advisors, did not recognize any provision for this municipal charge. We evaluated this demand as a possible loss.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

All tax collection proceedings involving the Company and the Municipality of Ferraz de Vasconcelos were reviewed, resulting in an increase of approximately R$39 million, changing the likelihood assessment from remote to possible. On December 31, 2007, the amount estimated as possible loss is R$51 million.

(v) Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable loss and accordingly a provision was recognized.

On October 6, 1989, Sintaema (Union of the Water, Sewage, and Environmental Workers of São Paulo) filed a lawsuit against the Company claiming the payment of salary differences arising from health hazard premium from September 1987 to February 1991. On December 19, 1997, the Superior Labor Court issued a decision unfavorable to SABESP. The Company appealed against this decision, which was maintained by the Superior Labor Court. Sintaema started the execution of the court decision and the court expert report presented on February 21, 2007 determined the payment of R$28,313 (R$30,735 adjusted through December 31, 2007). The Company’s legal counsel considered the risk of loss as probable.

As of March 2008 we are party to approximately 2,939 labor proceedings and one public civil action filed by some of our current and former employees. These lawsuits seek to negotiate certain benefits granted by Law 4,819, as of August 26, 1958. Approximately 40 plaintiffs are claiming the same benefits at the civil court and in these cases, we allege that the São Paulo State government, and not us, should be responsible for the payments due to the plaintiffs. In the public civil action filed against us and the State Treasury, an injunction was granted in lower court requiring us to pay the benefits foreseen in Law 4,819/58 to all the plaintiffs. A lower court decision was rendered on April 5, 2005, granting relief to such proceeding and confirming the injunction granted to the effect that we are to continue to pay the benefits. We have appealed at the Regional Labor Court. There are currently other pending individual lawsuits discussing the same claims, and up to the date of this report neither Sabesp nor the São Paulo State Government had reached an agreement as to the indemnification amounts related to these proceedings.

(vi) Environmental Claims

Refers to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb and the São Paulo State Public Prosecution Office for the imposition of fines for environmental damages allegedly caused by the Company.

Significant litigation involving the São Paulo State Public Prosecution Office is as follows:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(a) On April 4, 2002, the Company was included in a public action filed by the District Attorney’s Office of São Bernardo do Campo for the remediation of damages caused by slurry discharges made by the Company’s water treatment facilities, and demanding the discontinuation of such discharges. The lower court issued a decision favorable to the Company, against which an appeal was lodged. The Court of Appeals decided against the Company and ordered it to discontinue discharging waste within one year from the date the decision is considered final, provide environmental remediation within two years after the date set as final, or pay a daily fine of R$10,000 and compensation for the environmental damage caused. The Company’s legal counsel assessed the risk of loss as probable and the reserve recognized represents the adjusted amount of R$163, which reflects the amount attributed to the lawsuit; (b) Public lawsuit filed by the São Paulo State Public Prosecution Office against SABESP to force the Company to discontinue the discharge of untreated sewage in the Borá river or any other river in the Borá municipality, and invest in the water supply and sewage treatment system of the same municipality by building the necessary facilities. The court expert estimated the damages at R$41,022, which is not yet final as there is no court decision on this lawsuit; (c) On February 25, 2003, an environmental public lawsuit was filed by the Public Prosecution Office against SABESP to force the Company to discontinue the discharge of untreated sewage in the Boa Esperança river or any other river in the Lutécia municipality, and invest on the water and sewage treatment system of the same municipality by building the necessary facilities, and pay indemnity for the environmental damages caused. The court expert estimated the damages at R$82,779, which is not yet final as there is no court decision on this lawsuit. Lawsuits (b and c) are at settlement stage with the Public Prosecution Office and the Company recognized a reserve in the amount of the expected disbursement, budgeted in the action plans for the Lutécia municipality at the adjusted amount of R$3,889, related to Reforesting, the Urban Sewage Master Plan, and the Lutécia Sewage System and Recyclable Material Receiving Center; the action plan for the Borá municipality includes the adjusted amount of R$744, which refers to Reforesting, the Urban Sewage Master Plan, and the Resort Recovery and Adaptation. (d) Public civil action filed by the Public Attorney’s Office against Sabesp us and the Cotia Mayor’s Office seeking individual and joint adverse judgments of the defendants in relation to: (i) the definitive permanent cessation of releasing untreated water affluents into the Cotia River or its tributaries, under the penalty of subject to a daily fine in the case of noncompliance; (ii) the treatment of sewage prior to releasing it into the Cotia River, under the penalty of a daily fine, in the event of non-compliance; (iii) the full restoration of soil, of surface and underground water bodies and of vegetation to their original condition, under the penalty of a daily fine, in the event of non-compliance and (iv) the payment of compensation for environmental damages caused to soil, to water sources and to underground and surface water bodies that cannot be recovered. The appellate court rendered favorable decisions to us with respect to items (i), (iii) and (iv) mentioned above. According to evaluations by the court’s technical expert, compensation for environmental damages shall be was R$5.8 million as of October 17, 2006. (10/17/2006). This amount is still under discussion and its approval is subject to a final decision by the court. Our in-house counsel has considered it as a probable loss. In December 2007, we recorded the total provision in the amount of stood as R$ 6.9 million. (e)The São Paulo State Public Prosecution Office filed a public lawsuit against SABESP, AES Eletropaulo, Daee, Cetesb and the São Paulo State Treasury Secretariat seeking conviction of these entities for the alleged environmental damages caused because of the inversion of the Pinheiros River stream to the Billings Dam. The lower court decision, based on an experts’ report that estimated damages at R$284,525, jointly convicted the parties to pay this amount, monetarily adjusted since June 2,000 through December 2007, totaling R$491,575. SABESP, Daee, AES Eletropaulo, Cetesb and the State Treasury Secretariat filed an appeal with the Appeal Court and are awaiting a decision, as they understand that there is no factual evidence of the damages. There is no guarantee that this joint conviction will be maintained by the Appeal Court. Due to the recent decision, this lawsuit, previously classified as of remote loss, is now assessed by the Company’s legal counsel as of possible loss. (f) A public civil action filed by the Piracicaba Civil Entities Coordination Board against Sabesp us and the National Water Agency seeking remedy for damages caused by the use of the Piracicaba, Jundiaí and Capivari rivers’ basin to supply the São Paulo Metropolitan Region through the Cantareira Water System for nearly 30 years. The value attributed to the claim is R$11.4 billion (12/10/2003) updated to R$ 15.1 billion on December 31, 2007. This lawsuit is in its initial stage and is pending judgement from the lower court. So far no value has been set for the damages alleged. Our in-house counsel has evaluated the case as a remote loss and therefore, no provisions have been made referring to this lawsuit.

The Company is a party to other environmental lawsuits in municipalities where it operates, arising from the discharge of untreated waste, assessed as probable and possible risks of loss by its legal counsel. The amounts recognized in reserves do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which the such lawsuits are and Management’s ability to reasonably estimate the amounts of future disbursements. As of December 31, 2007, total provision represents the R$50,075, already including the amounts referred to in items (a), (b), (c) and (d).

(vii) Settlements reached in 2007

a) The Company reached a settlement with the Municipality of Bragança Paulista related to the tax collection proceeding for the payment of R$13,105, adjusted through December 6, 2007, arising from fines imposed by the City Health Department. The Municipality granted a discount totaling R$4,323 on interest and fine. On December 27, 2007, part of the Municipality’s debt to SABESP was offset against the fines imposed by the Municipality Health Department, in the amount of R$8,782, and the remaining debt balance from unpaid tariffs, in the amount of R$1,080, was divided into 99 installments, monetarily adjusted through the settlement execution date.

b) The Company reached a settlement with the Public Prosecution Office for the construction of the Domestic Sewage Treatment System facilities in the municipality of Boituva and Environmental Compensation within 54 months as from the signature of the settlement, estimated at R$12,776. From this amount, R$3,933 will be built by municipality contractors and R$8,843 will be the responsibility’s of SABESP.

c) The Company reached a settlement with the Public Prosecution Office for the construction of the Domestic Sewage Treatment and Deviation System facilities in the municipality of Santa Cruz do Rio Pardo and Environmental Compensation for the recovery of riverbank forest of the Mandaguari river, which total R$1,250. The start of the riverbank forest recovery project is scheduled for February 2008, to be completed by February 2012.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

d) Public lawsuit filed with the Paraguaçu Paulista District (1st Court of Paraguaçu Paulista) seeking compensation for and discontinuation of the environmental damages allegedly caused by the discharge of untreated sewage by Company in the Alegre river, located in the municipality of Paraguaçu Paulista. The lower court judge issued a decision unfavorable to the Company, ordering the Company to: (a) discontinue the discharge of untreated sewage in the Alegre river; (b) invest in the water and sewage treatment systems in the municipality of Paraguaçu Paulista; and (c) paid an indemnity for the remediation of the environmental damages, arbitrated by the court at the adjusted amount of R$168.9 million. The decision also determined that failure to comply with items (a) and (b) above subjects the Company to the payment of daily fines. The Company appealed against the decision. On September 21, 2006, the Company’s appeal was judged by the São Paulo State Court of Justice. The Company reached a settlement with the Public Prosecution Office of R$42,789 and 54 months to complete construction, of which R$34,070 refers to compensation for environmental damages.

(viii) Other proceedings related to the Concession

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

On December 2, 1997, the Municipality of Santos enacted a law taking over the Company’s water and sewage systems in Santos. In response, the Company filed an action seeking an injunction that stayed this takeover. The injunction was denied by the lower court; however, this decision was later overruled by the São Paulo State Court of Justice, which granted an injunction suspending this law. The lower court issued a decision favorable to the Company, and the Municipality of Santos filed an appeal against such decision. This decision was sustained by the Appeal Court; however, it is not final.

The Municipality of Itapira declared the nullity of the concession agreement and filed a Repossession Action, which was accepted by the court. SABESP filed an appeal against this decision which is pending judgment, and the Company, due to the lawsuit filed against said Municipality, withdrew the appeal because of previous appreciation of the same matter.

The Municipality of Tuiuti filed a declaratory action claiming the recognition of the lack of a legal relationship with SABESP that would allow the Company to continue providing water supply and sewage services in the Tuiuti municipality, and to the determine the takeover by the Municipality of such utility services. SABESP filed a counterclaim to have the existence of a legal relationship between the parties declared and seeking compensation for the investments made. The lawsuit is at fact-finding phase, so that an inspection can be conducted.

The Municipality of Cajobi filed a Repossession Action to regain control over the water supply and sewage services before the agreement termination and termination of the concession, which occurred on November 13, 2006, and the consequent return to the Concession Grantor of all returnable assets, rights and privileges transferred. The action also seeks convicting SABESP to the payment of damages for the amounts received as water supply and sewage tariffs that the Municipality did not receive from the provision of these services, since the enactment of Municipal Decree No. 767, of November 13, 2006 (which provides for the repossession of the services granted), and the use of the concession assets. The lawsuit is in fact-finding phase.

The Municipality of Monte Alto filed a Repossession Action combined with a claim for damages and declaration of termination of the concession agreement, as it intends to resume the provision of the water supply and sewage services before the termination of the concession, which occurred on October 23, 2006, and the consequent return to the Concession Grantor of all returnable assets and the management of the services under the concession agreement. The injunction was granted by the Fourth Public Law Chamber of the Court of Justice based on the bill of review filed by the Municipality and fulfilled on November 17, 2006. The lawsuit is in fact-finding phase.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The Municipality of Araçoiaba da Serra filed a Repossession Action to obtain an injunction that authorized the Municipality to enter the facilities related to the concession, including all the chattels and properties related to the water supply and sewage services, and start to manage, operate and exploit such services, before the termination of the concession on September 23, 2006. At the end, the Municipality claims the definite repossession, ensuring the return of all the assets, rights and privileges previously transferred to SABESP. The injunction was initially granted and afterward maintained by the Appeal Court, granting the Municipality the right to remain in charge of the services. In addition, SABESP filed for a writ of prevention requiring evidence be produced in advance. The lawsuit is in fact-finding phase.

The municipality of Sandovalina has brought a legal action against us seeking to (1) obtain the termination of the concession entered into with us and (2) obtain remedies for environmental damage and alleged losses caused to the municipality due to our failure to provide sewage treatment, as well as other damage caused to public property. We are also seeking the payment of a contractual indemnification based on the early termination of the contract. We are currently operating the water and sewage treatment facility of Sandovalina, and the lawsuit is still in the fact-finding phase. We have not made any provisions for this proceeding. The lawsuit is currently suspended while the parties discuss the procedures. No provisions have been made for this proceeding.

16. SHAREHOLDERS’ EQUITY

(a) Authorized capital

The Company is authorized to increase its capital up to a maximum of R$ 4,100,000 registered common shares without par value, upon resolution of the board of directors.

In case of a capital increase, issue of convertible debentures and/or share warrants though private placement, the shareholders shall have preemptive rights proportional to the number of shares held at the time, in compliance with Article 171 of Law No. 6,404/76.

(b) Reverse stock split

The Shareholders’ Meeting held on April 30, 2007, approved the reverse stock split proposal. The shares were grouped at the ratio of 125-for-1 and since June 4, 2007 are traded in Brazilian reais per share. Capital started to be represented by 227,836,623 registered common shares, without par value, and SABESP’s capital remains unchanged.

Concurrently with the reverse stock split, the American Deposit Receipts (ADRs) started to be traded at the ratio of 1 ADR for each to 2 shares.

(c) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 227,836,623 common shares, without par value, distributed as follows:

	2007		2006

Shareholders	Number of shares	%	Number of shares	%

Secretaria da Fazenda	114,508,087	50.26	14,313,511,867	50.26
Companhia Brasileira de Liquidação e Custódia	61,690,601	27.08	7,722,535,287	27.11
The Bank Of New York ADR Department
(Equivalent to stock )(*)	51,409,636	22.56	6,415,657,250	22.53
Other	228,299	0.10	27,873,423	0.10

	227,863,623	100.00	28,479,577,827	100.00

(*) each ADR equals 2 shares

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(d) Distribution of earnings

Shareholders are entitled to a mandatory minimum dividend distribution of 25% of adjusted net income, calculated in conformity with Brazilian Corporate Law. This requirement can be met through payments made in the form of dividends and interest on shareholders’ equity (net of withholding tax), to the extent amounts are available for distribution. Dividend distributions are limited to retained earnings as determined in accordance with BR CL. At December 31, 2007, as required by the CVM, management designated the retained earnings balance to a discretionary investment reserve account (see (f) below).

For purposes of BR CL, and in accordance with the by-laws of the Company, adjusted annual net income is an amount equal to the Company’s annual net income adjusted to reflect allocations to or from (i) statutory legal reserve, (ii) an equity contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any. The calculation of the mandatory minimum dividends for 2007 is as follows:

Net income for the year	1,048,703
(-) Legal reserve 5%	52,435

Net income	996,268

Mandatory minimum dividend	249,067

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

In 2007, the Company accrued interest on shareholders’ equity attributed to dividends in the amount of R$279,494, net of withholding income tax in the amount of R$21,250. In 2006, the Company declared interest on shareholders’ equity, in lieu of dividends, in the amount of R$ 251,238, net of withheld income tax in the amount of R$ 19,603. In 2005, the amount was R$ 324,461 net of income tax of R$ 23,755 Interest on shareholders’ equity was calculated in conformity with article 9 of Law No. 9249/95, at the Long-term Interest Rate (TJLP); this interest was originally recorded in “Financial expenses” for income and social contribution tax deductibility purposes and subsequently, for presentation purposes, was reflected directly in “Shareholders’ equity”.

(e) Capital reserves

Capital reserve comprises tax incentives and donations from government agencies and private entities, which increased R$ 17,565 in 2007 (R$ 27,870 in 2006).

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

(f) Investment reserve

The Investment reserve is comprised specifically of internal funds for expansion of water supply and sewage service systems.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The following summarizes the allocation of net income to the investment reserve for the years ended December 31,

	2007	2006

Net income	1,048,703	778,905

(+) Revaluation reserve realization	87,670	102,272
(-) Interest on shareholders’ equity	300,744	270,841
(-) Legal reserve 5%	52,435	38,946

Investment reserve	783,194	571,390

At the Shareholders' Meeting held on April 29, 2008, Management proposed the transfer of the retained earnings balance of R$783,194 to the Investment reserve account, to cover the needs of investments with own funds, as planned in the Capital Budget.Also the Management proposed the capitalization of part of the profit reserve in the amount of R$2,800,000, as this reserve exceeded capital. The proposed was approved and after the capitalization of the profit reserve, capital will be R$6,203,688.

(g) Legal (statutory) reserve

Under Brazilian Corporate Law, the Company is required to record a legal reserve to which it must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20% of paid-in capital. Accumulated deficit, if any, may be charged against the legal reserve.

17. INSURANCE COVERAGE

Insurance policies held by the Company provide the following coverage, taking into account the risks and nature of the related assets:

Type of insurance	Insured amount - R$	Premium

	(*)	(*)
Engineering risk	288,494	644
Fire	307,743	331
Civil liability - officers and employees	80,000	3,000
Civil liability - construction in progress	11,051	482
Civil liability - operations	1,500	160
(*) Unaudited information

The Company does not have an environmental and loss of profits insurance.

18. FINANCIAL INSTRUMENTS AND RISK

In accordance with CVM Instruction No. 235/95, the Company estimated the fair value of their financial instruments, using available market information and appropriate estimation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values.

As of December 31, 2007 and 2006, the carrying amounts and fair values of the main financial instruments are as follows:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	December 31, 2007			December 31, 2006

	Book	Market	Unrealized	Book	Market	Unrealized
	value	value	gain/(loss)	value	value	gain/(loss)

Financial investments (i)	392,164	392,164	-	248,088	248,088	-
Loans and financing (ii)	(5,685,235)	(5,702,906)	(17,671)	(6,326,729)	(6,041,812)	284,917

	(5,293,071)	(5,310,742)	(17,671)	(6,078,641)	(5,793,724)	284,917

(a) Fair value of financial instruments

The Company’s main asset and liability financial instruments as of December 31, 2007 are described below, as well as their measurement criteria:

(i) Temporary cash investments – The fair value of these assets approximates the amounts stated in the Company’s balance sheets.

(ii) Loans and financing – Liability financial instruments are divided into two groups:

a. Market debts – Debts incurred to obtain funds in the market to cover possible cash requirements of the Company. The financial instruments composing this group are debentures, bonds and FIDC (Receivables Investment Funds), placed in the financial market through book building or similar procedures, in which yield rates demanded by investors are defined at the time of negotiation.
The fair value measurement criteria adopted by the Company for these financial instruments was the UP (unit price) average-deviation method used in the last negotiations, in 2007, carried out in the secondary market in relation to the average UP in the curve.
The information necessary for this measurement was extracted from the following sources: SND – Sistema Nacional de Debêntures (National Debenture System), BovespaFix and Bloomberg.

b. Institutional debts – Debts incurred for the purpose of financing a project related to SABESP’s corporate purpose: water supply and sewage works.
This financing has long-term features, at specific interest rates defined by development agencies (Caixa Econômica Federal, National Bank for Economic and Social Development, Fehidro), and multilateral agencies (IDB, BIRD, JBIC), which prevents us from measuring this financing at fair value.

(b) Exchange rate risk

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations, which would increase the liability balances of foreign currency-denominated loans and financing obtained in the market and the related financial expenses. The Company does not have hedge or swap contracts to hedge against this risk, in view of the amounts, costs involved and opportunities. However, when possible, it makes advance purchases of foreign currencies and obtains funding in local currency, as a way to protect itself against exchange rate fluctuations.

A significant portion of the Company’s debt is denominated in US dollar, in Yen and other foreign currencies, totaling R$1,242,288 (Note 10). The Company’s net exposure to the exchange rate risk as of December 31, 2007 is summarized as follows:

		In thousands

	December 31, 2007		December 31, 2006

	US$	Yens	US$	Yens

Loans and financing	670,151	2,654,422	676,142	652,814

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(c) Interest rate risk

This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations and indices that increase their interest expenses on loans and financing. The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt. As of December 31, 2007, the Company had R$1,021,118 in loans and financing which were obtained at variable interest rates (CDI and TJLP).

Another risk faced by the Company is the lack of correlation between the monetary adjustment indices of its debt and those of its receivables. Water supply and sewage treatment tariffs do not necessarily follow the increases in the interest rates affecting the Company’s debt.

(d) Credit risk

Credit risk is mitigated by selling to a geographically dispersed customer base.

No single customer represented more than 10% of the Company’s sales and services rendered in the years ended December 31, 2007, 2006, and 2005.

19. GROSS REVENUE
	2007	2006	2005

Metropolitan São Paulo	4,888,077	4,534,093	4,044,191
Regional systems (i)	1,560,134	1,449,919	1,312,135

Total	6,448,211	5,984,012	5,356,326

(i) Comprises the municipalities served in the country side and coastal area of the State of São Paulo

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

20. OPERATING EXPENSES

	2007	2006	2005

Cost of sales and services:
Salaries and payroll charges	970,065	966,751	851,290
General supplies	121,821	117,872	105,333
Treatment supplies	112,339	104,466	98,823
Outsourced services	384,114	326,422	297,469
Electric power	472,525	446,974	421,319
General expenses	31,316	32,560	29,840
Depreciation and amortization	603,516	621,719	572,301

	2,695,696	2,616,764	2,376,375

Selling expenses:
Salaries and payroll charges	158,338	159,094	142,685
General supplies	5,373	5,276	6,632
Outsourced services	88,585	80,467	82,354
Electric power	736	768	941
General expenses	58,554	58,946	46,636
Depreciation and amortization	4,627	2,716	3,291
Allowance for doubtful accounts, net of recoveries	323,339	411,918	255,292

	639,552	719,185	537,831

Administrative expenses:
Salaries and payroll charges	137,267	132,554	112,458
General supplies	4,621	4,574	3,973
Outsourced services	66,300	79,379	94,153
Electric power	1,218	1,119	1,250
General expenses	291,803	118,646	88,027
Depreciation and amortization	14,406	17,736	20,389
Tax expenses	43,575	33,399	29,334

	559,190	387,407	349,584

Total costs of sales and services, selling and
administrative and expenses:
Salaries and payroll charges	1,265,670	1,258,399	1,106,433
General supplies	131,815	127,722	115,938
Treatment supplies	112,339	104,466	98,823
Outsourced services	538,999	486,268	473,976
Electric power	474,479	448,861	423,510
General expenses	381,673	210,152	164,503
Depreciation and amortization	622,549	642,171	595,981
Tax expenses	43,575	33,399	29,334
Allowance for doubtful accounts, net of recoveries	323,339	411,918	255,292

	3,894,438	3,723,356	3,263,790

Financial expenses:
Interest and other charges on loans and financing - local
currency	447,046	517,547	526,585
Interest and other charges on loans and financing - foreign
currency	66,329	121,194	141,844
Interest on shareholders’ equity (note 16 (e))	300,744	270,841	348,216
Interest on shareholders’ equity (reversal)	(300,744)	(270,841)	(348,216)
Other expenses on loans and financing	-	7	1,825
Income tax on remittances abroad	6,346	12,564	9,450
Other financial expenses	69,287	38,642	35,574
Monetary variations on loans and financing	101,310	86,594	80,411
Other monetary and foreign exchange variations	8,059	10,937	1,611
Interest and monetary variations on provisions for
contingencies	183,027	(2,675)	76,482

	881,404	784,810	873,782

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Financial income:
Monerary variation	34,281	28,475	34,803
Income from financial investments	51,469	50,882	32,292
Sale of third parties shares	-	207	-
Interest on accounts receivable	46,618	46,383	48,368
Other	41	-	44

	132,409	125,947	115,507

Financial result, net	748,995	658,863	758,275

Foreign exchange, net
Exchange variations on loans and financing	(188,411)	(96,071)	(312,116)
Other exchange variations	87	-	-
Foreign exchange income	286	473	845

	(188,038)	(95,598)	(311,271)

21. MANAGEMENT COMPENSATION

Compensation paid by the Company to the members of its board of directors and Management totaled R$ 2,373, R$3,084 and R$ 2,104 for the years ended December 31, 2007, 2006 and 2005, respectively. An additional amount of R$509, related to the 2007 bonus, was paid in April, 2008.

22. COMMITMENTS

(i) Rentals

Operating, administrative and property leases already contracted require the following minimum payments, as follows:

2008	7,844
2009	2,456
2010	660
2011	314

TOTAL	11,274

Lease expenses for the years ended December 31, 2007, 2006 and 2005 were R$ 8,214, R$9,810 and R$ 9,505, respectively. Lease expenses refer to the following: property rentals, machinery and equipment leases, IT equipment leases, and photocopiers leases.

(ii) Electricity

The Company has entered into long-term contracts with electric power providers. The amounts already contracted by the company are shown as follows:

2008	182,008
2009	128,947
2010	128,164
2011	133,367
2012	133,730
2013	78
2014	39

TOTAL	706,333

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Electric power expenses for the years ended December 31, 2007, 2006 and 2005 were R$ 474,762, R$ 449,089 and R$ 423,814, respectively.

23. AGREEMENT WITH THE MUNICIPALITY OF SÃO PAULO

On November 14, 2007, the Company and the Municipality of São Paulo (the Parties) entered into an Agreement to establish the conditions that ensure the stability in the provision of water supply and sewage, and environmental utility services in the city of São Paulo, the main provisions of which are as follows:

  the Parties made the commitment to take basic sanitation and environmental actions, complementary to the actions of the Municipality of São Paulo, by investing in the deployment and continuity of programs such as: Programa Córrego Limpo (Clean River Program) and Programa de Uso Racional da Água – PURA (Rational Water Use Program), the purpose of which is to ensure a decrease in water consumption by City government units, ensuring water supply to and the quality of living of the population;
  starting November 14, 2007, all the amounts paid by the Municipality of São Paulo to SABESP, referring to consumption by City departments, agencies, and foundations, net of taxes, will be used in basic sanitation and environmental actions in the municipality;
  the Municipality made the commitment to resume the payment of consumption bills issued by SABESP, starting November 14, 2007;
  the Parties shall complete, within 90 days, the projects required to determine the outstanding amounts and prepare the drafts of the Bill to obtain the approval of the City Council to the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of water supply and sewage services in the municipality, through associated management of the assumed utility services, jointly by the Municipality and the State of São Paulo, pursuant to the general basic sanitation service principles laid down in State Law 11,445/2007 and related State legislation;
  the Parties and the State shall conclude, within 90 days after the execution of the Agreement, the terms and conditions of the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of water supply and sewage services in the municipality;
  the approval of Municipal Authorization Law is an essential condition both for signing the Cooperation Agreement, to be signed by the Municipality and the State of São Paulo, and the Metropolitan Program Contract, to be signed by the Municipality and SABESP;
  after the Bill is submitted to the City Council, the Parties will enter into an instrument from settlement of outstanding debts. A discount in the amount of R$120 million on the City’s debts will be granted, under contract (there is no provision of this amount for December 31, 2007). These debts will be paid free of financial charges arising from interest, fines and monetary adjustment, and part of the debts shall be paid by December 2008 and the rest under Municipal Interdepartmental Administrative Rule 01/2005, in seven annual installments;
  the Parties shall require the termination of the collection lawsuits filed by SABESP, where SABESP shall pay the court fees, and each Party shall pay the lawyers’ fees, in an estimated amount of R$1.9 million.

On February 10, 2008, the Parties decided to extend the agreement for a period equal to the original period, so that the Parties may conclude the required understandings to settle the outstanding debts and prepare the drafts of the Cooperation Agreement, the Metropolitan Contract Program, and the Authorization Bill.

The stages already in progress are the conclusion of the drafts of said instruments, sending the Bill to the City Council, concluding the required understandings to settle the outstanding debts, and jointly defining the sanitation and environmental actions to be taken.

On May 9, 2008, the Parties signed the Second Amendment to the Agreement with the Municipality of São Paulo extending the term for an equal period and providing for automatic renewals, for equal periods, should the parties do not express otherwise.

24. CONCESSIONS

As mentioned in Note 1, in 2007 a new regulatory framework was established for the sanitation industry, after the approval of the Sanitation Law and the Law that creates the São Paulo State Sanitation and Power Regulatory Agency (Arsesp).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Consistently with the regulatory framework, SABESP tried to build a new relationship with the municipalities, which resulted in the renewal of 106 agreements and 124 authorization laws approved by city councils.

In addition to program contracts, the municipalities entered into with the São Paulo State Government, cooperation agreements that permitted delegating service regulation and inspection to ARSESP.

Program Contracts

The purpose of the program contracts entered into by the municipalities and the Company, under the terms and conditions set forth by the Cooperation Agreements entered into by the São Paulo State Government and the municipalities, is the provision of municipal utility water supply and sewage services, exclusively by SABESP, over a thirty-year period, which can be renewed for an equal period.

i) Tariff

The service price arrangement shall based on a tariff, adjusted every 12 months, based on the index based on the variation of SABESP costs (IRT – Tariff Adjustment Index) approved by ARSESP. Connections to municipal buildings shall be classified under the public use category and shall enjoy this category’s tariff benefits.

ii) Economic and financial balance

Both the tariff and the economic and financial terms and conditions of the contracts shall be reviewed every four years to ensure the full amortization and payment of investments, and operating, management, maintenance and service expansion costs.

iii) Debt settlement

SABESP shall collect past-due debts on unpaid water supply and sewage services.

iv) Exemption from municipal taxes

The Company shall be exempt from municipal taxes levied on operating areas and facilities.

v) Regulation and inspection

The regulation and inspection of water supply and sewage services delegated by the Municipalities shall be carried out by the State Service Regulatory Agency.

vi) Contract termination

Upon contract termination, if the cash flows from services do not allow the full payment of the investments made, including investments existing prior to the Program Contract, the Municipality can elect one of the following compensation method:

a) maintain the contract and the cooperation agreement for the period required for payment an amortization;
b) resume services by paying to SABESP the corresponding compensation;
c) formalize an agreement for the payment in installments of the compensation due;

SABESP shall continue providing the services under the same terms of the contract, respecting the agreed economic and financial balance, until the actual payment of the compensation.

vii) Returnable assets

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

All assets existing prior to the program contracts are controlled, managed and owned by SABESP, and those acquired or built during contract effectiveness, attached or indispensable to the provision of the services, whose ownership and management shall be assigned to SABESP, are an integral part of the water supply and sewage services.

viii) Compensation criteria

The compensation payable by the Municipality to SABESP shall be equivalent to the present value of cash flows for the remaining period on the date services are resumed by the Municipality, based on a business valuation report of the contract, monetarily adjusted, plus interest through payment date. These contracts can also be measured at book value and other rights and possible losses may also be collected.

25. AMENDMENT TO BRAZILIAN CORPORATE LAW, EFFECTIVE JANUARY 2008

On December 28, 2007, Law No. 11,638 was enacted, altering, revoking and adding new provisions to the Brazilian Corporate Law, especially with respect to chapter XV, Fiscal Year and Financial Statements. This Law is effective for fiscal years beginning on or after January 1, 2008 and was designed primarily to update the Brazilian Corporate Law, so as to enable the convergence of Brazilian accounting practices with international accounting standards (IFRS) and allow the Brazilian Securities Commission (CVM) to issue new accounting standards and procedures, in conformity with such international accounting standards.

The changes in Brazilian Corporate Law are applicable to all companies incorporated as corporations, including public companies, and introduce a new requirement for large companies to prepare and report financial statements in accordance with provisions of the Brazilian Corporate Law. Furthermore, private companies may choose to prepare such financial statements in accordance with standards issued by the CVM.

Certain of these changes shall be applied as of the beginning of the Company’s fiscal year while others are subject to regulation by regulatory agencies.

The main changes are summarized as follows:

  Replacement of the statement of changes in financial position by the statement of cash flows.

  Requirement for the presentation of a Statement of Value Added.

  Possibility of maintaining separate accounting records for purposes of complying with tax legislation and reflecting necessary adjustments in order to prepare the financial statements in conformity with Brazilian Corporate Law.

  Creation of the account groups Intangible Assets to permanent assets and valuation adjustments to shareholders’ equity.

  Standardization of the criteria for measurement and classification of financial instruments, including derivatives.

  Requirement that periodic review and analysis of the recoverability of amounts recorded in property, plant and equipment, and intangible assets.

  Elimination of the possibility to record the premium received on issue of debentures and donations and government investment grants (including tax incentives) directly as capital reserves in shareholders’ equity.

  Tax incentives arising from donations and government investment grants for investments will no longer be classified as capital reserve, becoming part of income for the year. The Company’s management may allocate a portion of net income resulting from these incentives to the formation of profit reserve and may be deducted from the calculation basis of the mandatory dividend.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Requirement to record under the caption property, plant and equipment those rights in tangible assets that are maintained or used in the operations of the Company’s business, including those rights received as a result of transactions that transfer the benefits, risks and control of such assets to the Company (e.g., capital lease).

  Modification of the definition of those assets to be recorded under the caption deferred charges.

  Adjustments to present value for assets and liabilities arising from long-term transactions, as well as for significant short-term transactions.

  Elimination of the revaluation reserve. Any balance of existing revaluation reserve shall be maintained until its effective realization or reversed by the end of the fiscal year in witch the Law comes into effect.

The Company considers that even though most of the provisions amended by the new Law still depend on regulation to be issued by CVM, the material issues that might change the presentation of the financial statements are already being adopted or disclosed, and refer to the segregation of the group Intangible assets in permanent assets, the disclosure of the statements of cash flows (as disclosed in note 28), and measurement at market value of the financial instruments, disclosed comparatively to their carrying amount in note 18.

26. SUMMARY OF DIFFERENCES BETWEEN BR CL AND US GAAP

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

(i) Additional inflation restatement in 1996 and 1997 for US GAAP

In the reconciliation from BR CL to US GAAP, consistent with the position paper prepared by the U.S. AICPA International Practice Task Force, an adjustment for inflation accounting has been included for the period from January 1, 1996 to December 31, 1997. During this period, inflation accounting was prohibited by BR CL but was required by APB statement 3 under US GAAP. Shareholders' equity under US GAAP was increased by R$1,103,962 and R$ 1,171,576 at December 31, 2007 and 2006, respectively, due to the additional inflation restatement adjustments.

(ii) Supplementary inflation restatement replaces revaluation of property, plant and equipment for US GAAP

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
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

Shareholders' equity under US GAAP was increased by R$ 2,705,277 and R$ 2,806,638 at December 31, 2007 and 2006, respectively, due to the supplementary inflation restatement adjustments and reduced by R$ 2,339,829 and R$ 2,427,499 at December 31, 2007 and 2006, respectively, due to the reversal of the revaluations, before tax effects.

(iii) Inflation indexes

The indexation of the financial statements through 1995, except for the year 1990, under BR CL was based on an official government index, the Unidade Fiscal de Referência - UFIR and for the year ended December 31, 1990 on a consumer price index (Indice de Preços ao Consumidor, or IPC). For purposes of US GAAP, a general price index, the Indice Geral de Preços - Mercado, or IGP-M, was used to record the additional inflation restatement in 1996 and 1997 and the supplementary inflation restatement through 1995.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods which have been established by provisional measures are not considered to have been enacted and are ignored. However, the provisional measure, to the extent it has not lapsed, is used for determining the amount of current tax payable.

Shareholders' equity under US GAAP was reduced by R$ 1,281,468 and R$ 1,356,545 at December 31, 2007 and 2006, respectively, due to deferred tax adjustments on US GAAP differences, excluding revaluations and permanent differences related to monetary readjustment on land of approximately R$ 150 million.

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

There are also, some securities with donor-imposed restrictions that are presented as “Cash and cash equivalents” under BR CL. These securities, under US GAAP, must be classified as restricted cash and the classification on the Cash Flow Statement must be related to the nature of the restriction.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The effect of these differences in classification on the Company’s balance sheets and statements of cash flows for the periods presented are as follows:

		2007	2006

Cash and cash equivalents under Brazilian GAAP		464,997	328,206
Difference in classification of restricted cash		(7,657)	-

Cash and cash equivalents under US GAAP		457,340	328,206

Cash Flows	2007	2006	2005

Operating activities under Brazilian GAAP	2,215,600	2,020,824	1,737,575
Cash flows relating to short-term investments under US GAAP	-	155,783	(99,815)

Operating activities under US GAAP	2,215,600	2,176,607	1,637,760

Financing activities under Brazilian GAAP	(1,197,113)	(1,122,755)	(919,733)
Cash flows relating to restricted cash under US GAAP	(7,657)	-	-

Financing activities under US GAAP	(1,204,770)	(1,122,755)	(919,733)

Cash and cash equivalents at beginning of the year
under Brazilian GAAP	328,206	280,173	105,557
Difference in classification of temporary investments
at beginning of the year	-	(155,783)	(55,968)

Cash and cash equivalents at beginning of the year
under US GAAP	328,206	124,390	49,589

Increase in cash and cash equivalents under Brazilian
GAAP	136,791	48,033	174,616
Cash flows relating to short-term investments under US GAAP	-	155,783	(99,815)
Cash flows relating to restricted cash under US GAAP	(7,657)	-	-

Cash and cash equivalents at end of year under US
GAAP	457,340	328,206	124,390

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
(iii) Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.. For purposes of US GAAP, certain unrealized gains and losses from the Company’s available-for-sale securities are recorded directly in shareholders' equity, net of tax effects, until realized. Shareholders' equity under US GAAP was increased by R$ 88 and reduced by R$ 93 on December 31, 2007 and 2006, respectively, for unrealized gain/losses from available-for-sale securities.

(f) Property, plant and equipment

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(i) Revaluations of property, plant and equipment.

BR CL permits appraisal write-ups, provided that certain formalities are complied with. The revaluation increment is credited to a reserve account in shareholders' equity. Depreciation of the asset revaluation increments is charged to income and an offsetting portion is relieved from the revaluation reserve in shareholders' equity and transferred to retained earnings as the related assets are depreciated or are disposed

For US GAAP reconciliation purposes, net revaluation of property, plant and equipment in the amounts of R$ 2,339,829 and R$ 2,427,499 at December 31, 2007 and 2006, respectively, have been eliminated in order to present property, plant and equipment at historical cost, indexed for inflation through 1997 based on a general price index, less accumulated depreciation. The depreciation on such revaluation charged to income, totaling R$87,670, R$102,272 and R$ 89,449 for the years ended December 31, 2007, 2006 and 2005, respectively, has also been eliminated for US GAAP purposes in the reconciliation of net income.

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

The effects of these different criteria for capitalizing and amortizing interest are presented below:

	2007	2006	2005

Interest capitalized under US GAAP in the period from 1989 to 1995	205,459	206,227	208,826
Amortization thereof	(112,683)	(105,964)	(100,222)
Capitalized interest credited to income under BR CL (12% per annum, applied monthly to the balance of construction-in progress) in excess of
actual interest	(32,448)	(32,569)	(32,983)
Amortization thereof	30,245	29,188	28,285
Indexation charges and foreign exchange losses capitalized since 1999
under BR CL, net	93,165	50,576	27,528

US GAAP difference in shareholders' equity at December 31	183,738	147,458	131,434

US GAAP difference on pre-tax income for the year ended December 31	36,280	16,024	25,929

(iii) Valuation of long-lived assets

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

The balance of feasibility study costs outstanding, amounted to R$ 3,474 and R$ 10,035 at December 31, 2007 and 2006, respectively, has been written-off for US GAAP purposes. The net effects from amortization and deferrals in the statement of operations at December 31, 2007, 2006 and 2005 were an increase of R$ 6,561, R$ 10,496 and R$ 18,566 respectively.

(h) Pension benefits

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

The additional adjustments required by SFAS 158 has been made after the accounting according to the SFAS 87 and SFAS 132.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

During the year ended December 31, 2000, in the financial statements prepared in accordance with BR CL, sabbatical leave accruals totaling R$ 23,747, which had in prior years been charged to income, and were accounted for as a receivable (reimbursement) due from the State Government, were reversed, as the Company does not consider this to be an expense under BR CL. Similarly, during December 31, 2007, 2006 and 2005, total amounts not accrued were R$1,319, R$ 1,991 and R$ 968, respectively. Such amounts, consistent with the US GAAP difference mentioned above, were ‘pushed down’ as expenses in the reconciliation to US GAAP.

(iv) Summary of pension benefits adjustments

The effects included in the shareholders' equity reconciliation arising from these different criteria for pension and benefit accounting are presented below:

	2007	2006

Plan G1
Accrued pension liability under US GAAP (SFAS 87)	(666,095)	(644,760)
Accrued pension liability under BR CL	365,234	321,212

Difference Plan G1 (SFAS 87)	(300,861)	(323,548)

Incremental Effect of Applying SFAS N° 158	248,972	361,450
Difference Plan G1	(51,889)	37,902

Plan G0
Accrued pension cost under US GAAP (SFAS 87)	(1,192,624)	(1,156,492)

Incremental Effect of Applying SFAS N° 158	(45,043)	(87,575)
Difference Plan G0	(1,237,667)	(1,244,067)

Sabbatical paid leave
Recognition of reversed expense (i) (iii)	(7,246)	(8,565)

Push-down accounting of Plan G0 and sabbatical
Paid leave
Gross amount paid for Plan G0 and sabbatical paid leave
recorded as receivables from the State
Government (i)	(994,047)	(889,425)

Additional paid-in capital - Plan G0 and sabbatical
paid leave reimbursed by the State Government (i)	114,970	114,970

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The effects included in the reconciliation of net income (los) arising from these different criteria for pension and benefit accounting are presented bellow:

	2007	2006	2005

Plan G1
Accrued pension obligation Plan G1	22,687	(14,469)	45,163

Plan G0
Accrued pension obligation Plan G0	(36,132)	(25,981)	(27,258)

Sabbatical paid leave
Recognition of reversed expense	1,319	1,991	968

Gross amount paid for Plan G0 and sabbatical
Paid leave recorded as receivables from the
State Government	(104,622)	(101,741)	(96,388)

(i) Capitalization of debt issuance costs

Under BR CL the costs associated with issuance of debts are recognized as a operational expenses. Under US GAAP, APB 21 – “Interest on Receivables and Payables” debt issue costs are deferred and amortized using the effective interest method over the remaining term of the applicable debt obligations. At December 31, 2007, the balance of deferred debt issue costs included as an adjustment to shareholders’ equity, related to debt issue costs was R$ 7,481 (in 2006 was R$ 11,331), net of accumulated amortization.

(j) Donations

Under BR CL these amounts, which comprise principally contributions of property, plant and equipment that we receive from third parties, were recorded at fair value, generally determined based on estimates of the current replacement cost of the assets contributed, as other income until December 31, 2003 an as a credit to other capital reserves after this date.

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

As a result, shareholders equity under U.S. GAAP was lower by R$ 83,316, net of tax effects, as compared to BR CL at December 31, 2007 (in December 31, 2006 was R$ 69,535) . Net income in 2007 was also lower by R$ 3,487 (2006 was R$ 15,871), net of tax effects, as compared to BR CL, as a result of the cumulative differences in the accounting for donations under BR CL. The related impacts on prior year results of operations were not considered material.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

Distributions per share data (in the form of dividends or interest on shareholders’equity) is not required to be disclosed under BR CL.

Interest on shareholders' equity per common shares(*) for the years ended December 31, 2007, 2006 and 2005 were as follows:

		December 31,

	2007	2006	2005

Interest on shareholders'
equity per shares	1.32	1.19	1.53

(*) The weighted-average number of shares used in Interest on shareholders' equity per share for December 31, 2007, 2006 and 2005 was 227,836,623, reflecting the effects of the reverse stock split as discussed in note 26 (r).

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

No adjustments have been included in the reconciliation from BR CL to US GAAP as the Company had no long-term trade accounts payables or receivables potentially subject to discounting at December 31, 2007, 2006 and 2005.

(q) Classification of statement of operations line items

Under BR CL, as noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of operations under BR CL to present a condensed statement of operations prepared in accordance with US GAAP. The reclassifications are summarized as follows:

(i) Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of operations presented in accordance with BR CL. Such amounts have been reclassified to non-operating income and expenses in the condensed statement of operations prepared in accordance with US GAAP;

(ii) Under BR CL, gains and losses on the disposal or impairment of permanent assets are classified as non-operating income (expense). Under US GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as an adjustment to operating income;

(iii) Following the issue of an accounting standard under BR CL, effective January 1, 2002, the Company is amortizing the related transition obligation related to Plan G1 over five years. The related amortization, as permitted, is being presented as an “Extraordinary item” net of taxes, in the statement of operations. Under US GAAP, this amortization expense would be included as part of operating income.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

Considering the grouping of shares mentioned above the weighted-average number of shares used in computing basic earnings per share for December 31, 2007, 2006 and 2005 was 227,836,623. The Company had no potentially dilutive shares outstanding during 2007, 2006 or 2005.

(s) Leasing Transactions

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Net income (loss) reconciliation of the differences between BR CL and US GAAP

The following is a reconciliation of the differences in net income (loss) between BR CL and US GAAP:

		2007	2006	2005

Net income as reported under the BR CL		1,048,703	778,905	865,647

Depreciation of additional inflation restatement
in 1996 and 1997	(a)(i)	(67,614)	(75,541)	(61,955)
Reversal of depreciation of revaluation increments	(f)(i)	87,670	102,272	89,449
Depreciation of supplementary restatement prior
to 1991	(a)(ii)	(101,361)	(118,243)	(103,420)
Deferred tax effects on above (excluding
revaluation)	(b)	57,452	65,887	56,228

Net income as reported under the BR CL,
adjusted for inflation restatements and
revaluations		1,024,850	753,280	845,949

Accrued pension cost - Plan G1	(h)(iv)	22,687	(14,469)	45,163
Accrued supplementary pension cost - Plan G0	(h)(iv)	(36,132)	(25,981)	(27,258)
Sabbatical leave benefits	(h)(iv)	1,319	1,991	968
Actuarial liability (Plan G0) and sabbatical leave
benefits push-down recognition	(h)(iv)	(104,622)	(101,741)	(96,388)
Capitalized interest	(f)(ii)	36,280	16,024	25,929
Interests on Capital Leasing	(s)	(6,322)	6,967	(645)
Deferred charges, net of effects of accumulated
amortization	(g)	6,561	10,496	18,566
Capitalization of debt issuance costs	(i)	(3,850)	(2,645)	13,976
Deferred Credits - Donations	(j)	5,283	(26,622)

		946,054	617,300	826,260

Deferred income taxes effects:
Other GAAP differences above, excluding
reversal of revaluation increments	(b)	(20,618)	5,184	(35,016)

Net income under US GAAP		925,436	622,484	791,244

Net income per thousand common shares
Basic and diluted (in reais)	(r)	4.06	2.73	3.47

Weighted average number of common shares
outstanding on December 31,
2007	(r)	227,836,623	227,836,623	227,836,623

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Shareholders' equity reconciliation of the differences between BR CL and US GAAP

The following is a reconciliation of the differences in shareholders’ equity between BR CL and US GAAP:

		2007	2006

Shareholders' equity, as reported under BR CL		9,784,006	9,018,482

Add (deduct):
Additional inflation restatement in 1996 and 1997, net	(a) (i)	1,103,962	1,171,576
	(a) (ii)/
Reversal of revaluation increments, net	(f) (i)	(2,339,829)	(2,427,499)
Supplementary restatement prior to 1991, net	(a) (ii)	2,705,277	2,806,638
Deferred tax effects on above (excluding revaluation)	(b)	(1,244,233)	(1,301,684)

Shareholders' equity, as reported under BR CL, adjusted for
inflation restatements and revaluations		10,009,183	9,267,513

Accrued pension cost - Plan G1	(h) (iv)	(51,889)	37,902
Accrued supplementary pension cost -Plan G0	(h) (iv)	(1,237,667)	(1,244,067)
Actuarial liability (Plan G0) and sabbatical leave expense
push-down recognition	(h) (iv)	(994,047)	(889,425)
Additional paid-in capital - Plan G0 and sabbatical expense
reimbursed by the State Government	(h) (iv)	114,970	114,970
Sabbatical paid leave of absence benefits	(h) (iv)	(7,246)	(8,565)
Capitalized interest	(f) (ii)	183,738	147,458
Interests on Capital Leasing	(s)	-	6,322
Deferred charges expensed, net	(g)	(3,474)	(10,035)
Capitalization of debt issuance costs	(i)	7,481	11,331
Deferred Credits - Donations	(j)	(92,271)	(80,286)
Other GAAP differences	(e)	88	(93)
Deferred income taxes effects:	(b)
Other deferred tax effects on US GAAP differences above,
excluding adjustments for available-for-sale securities,
inflation restatements and revaluation increments		(37,235)	(54,861)

Shareholders' equity under US GAAP		7,891,631	7,298,164

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Supplemental Condensed Financial Statement Information in Accordance with US GAAP.

The following presents condensed financial statement information in accordance with US GAAP.

	2007	2006

Assets

Current assets
Cash and cash equivalents	457,340	328,206
Restricted cash (PMSP)	7,657	-
Customer accounts receivable, net	1,207,885	1,111,289
Receivables from shareholder, net	338,506	367,864
Inventories	53,141	48,889
Taxes recoverable	33,543	31,582
Other current assets	55,190	28,852

Total current assets	2,153,262	1,916,682

Investments	808	627
Intangible assets – concession rights, net	507,789	495,118
Property, plant and equipment, net	15,620,950	15,473,542

Other long-term assets
Customer accounts receivable, net	278,787	296,562
Receivables from shareholder, net	107,911	89,012
Escrow deposits	49,611	33,835
Indemnities receivable	148,794	148,794
National water agency program(Agência Nacional de Águas)	57,332	36,989
Other assets	3,675	7,536

	646,110	612,728

Total assets	18,928,919	18,498,697

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	2007	2006

Liabilities and shareholders’ equity

Current liabilities
Accounts payable to suppliers and contractors	165,267	144,167
Loans and financing	742,114	852,475
Accrued payroll and related charges	166,797	177,705
Deferred income taxes	-	69,281
Taxes payable	127,735	105,552
Accrued pension obligation
Plan G0	109,920	110,059
Provisions for contingencies	319,977	2,294
Interest on shareholders’ equity	680,339	511,519
Services Received	156,987	152,953
Other current liabilities	57,323	99,312

Total current liabilities	2,526,459	2,225,317

Long-term liabilities
Loans and financing	4,925,439	5,459,938
Taxes payable	197,635	230,440
Accrued pension obligation
Plan G0	1,127,747	1,134,008
Plan G1	417,123	283,310
Provisions for contingencies	655,084	655,258
Deferred income taxes	1,084,107	1,160,792
Other liabilities	103,694	51,470

Total long-term liabilities	8,510,829	8,975,216

Commitments and contingencies

Shareholders’ equity
Paid-in capital	3,518,658	3,518,658
Capital reserves	53,323	53,026
Supplementary and additional inflation restatement reserves	3,809,239	3,978,214
Accumulated other comprehensive income net of taxes	119,279	150,982
Appropriated earnings	306,654	254,219
Accumulated profits / (deficits)	84,478	(656,935)

Total shareholders’ equity	7,891,631	7,298,164

Total liabilities and shareholders’ equity	18,928,919	18,498,697

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Condensed Statements of Operations in accordance with US GAAP

	2007	2006	2005

Gross revenue from sales and services	6,448,211	5,984,012	5,356,326
Taxes on sales and services	(477,369)	(456,679)	(402,963)

Net revenue from sales and services	5,970,842	5,527,333	4,953,363
Cost of sales and services	(2,848,560)	(2,822,616)	(2,570,180)

Gross profit	3,122,282	2,704,717	2,383,183
Operating expenses
Selling	(648,134)	(737,303)	(555,435)
Administrative	(609,909)	(428,670)	(350,180)
Other operating expenses, net	(23,292)	(87,380)	(7,356)

Income from operations	1,840,947	1,451,364	1,470,212
Financial expenses, net	(520,777)	(542,266)	(401,894)

Income before taxes on income	1,320,170	909,098	1,068,318
Income and social contribution taxes	(394,734)	(286,614)	(277,074)

Net income for the year	925,436	622,484	791,244

Net income per thousand shares Basic and
diluted (in reais)	4.06	2.73	3.47

Weighted average number of common shares
outstanding	227,836,623	227,836,623	227,836,623

Condensed Statement of Comprehensive Income (Loss) in accordance with US GAAP (under SFAS No. 130)

	2007	2006	2005

Net income for the year	925,436	622,484	791,244

Unrealized gains (losses) on available-for-sale securities	181	(63)	62
Effects of Applying SFAS N° 158:
Pension Plan - Plan G1	(74,235)	-	-
Pension Plan - Plan G0	42,532	-	-

Comprehensive income	893,914	622,421	791,306

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Condensed Statement of Changes in Shareholders' Equity in accordance with US GAAP.

	2007	2006	2005

Balance at beginning of the year	7,298,164	6,821,396	6,364,777

Donations	297	(25,794)	13,529
Unrealized gains (losses) on available-for-sale
securities	181	(63)	62
Effects of Applying SFAS N° 158:
Pension Plan - Plan G1	(74,235)	238,557	-
Pension Plan - Plan G0	42,532	(87,575)	-
Net income for the year	925,436	622,484	791,244

Interest on shareholders' equity	(300,744)	(270,841)	(348,216)

Balance at end of the year	7,891,631	7,298,164	6,821,396

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Recently Issued Accounting Pronouncements

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

Further, this interpretation prescribes the benefit to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. Additionally, FIN 48 provides guidance on derecognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 has not impacted SABESP’s financial statements of 2007, see note 27 (b).

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

In February 2007, the FASB issued SFAS No. 159 which provides reporting entities an option to report selected financial assets, including investment securities designated as available for sale, and liabilities, including most insurance contracts, at fair value. SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users’ understanding of a reporting entity’s choice to use fair value on its earnings and also requires entities to display on the face of the balance sheet the fair value of those assets and liabilities for which the reporting entity has chosen to measure at fair value. SFAS No. 159 is effective as of the beginning of a reporting entity’s first fiscal year beginning after November 15, 2007. As allowed by the standard, the Company has elected not to adopt SFAS No.159 for the measurement of any eligible assets or liabilities.

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations.", that requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect the adoption of SFAS 141(R) to have an impact on SABESP’s financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. We do not expect the adoption of SFAS 160 to have an impact on SABESP’s financial statements.

On March 19, 2008, the FASB issued Statement 161, which amends Statement 133 by requiring expanded disclosures about an entity’s derivative instruments and hedging activities, but does not change Statement 133’s scope or accounting. This statement requires increased qualitative, quantitative, and credit-risk disclosures. Statement 161 also amends Statement 107 to clarify that derivative instruments are subject to Statement 107’s concentration-of-credit-risk disclosures. Although the FASB intended Statement 107 to apply to all financial instruments, including derivatives, it believes the clarification was necessary to address differing views on whether entities’ disclosures about concentration of credit risk should include derivative instruments.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We do not expect the adoption of SFAS 161 to have an impact on SABESP’s financial statements, since we do not have derivative instruments nor hedging activities.

On May 9, 2008, the FASB issued Statement 162, which reorganizes the GAAP hierarchy. The purpose of the new standard is to improve financial reporting by providing a consistent framework for determining what accounting principles should be used when preparing U.S. GAAP financial statements. Under this new Statement, the hierarchy is as follows:

Level A — FASB Statements of Financial Accounting Standards and Interpretations, FASB Statement 133 Implementation Issues, FASB Staff Positions, AICPA Accounting Research Bulletins and APB Opinions that are not superseded by actions of the FASB, and rules and interpretive releases of the SEC for SEC registrants.

Level B — FASB Technical Bulletins and, if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position.

Level C — AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the EITF, and Topics discussed in Appendix D of EITF Abstracts.

Level D — Implementation Guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Position not cleared by the FASB, and practices that are widely recognized and prevalent either generally or in the industry.

Prior to issuing FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles, GAAP hierarchy was defined in the AICPA SAS No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.

On May 23, 2008, the FASB issued Statement 163 to decrease the inconsistencies in Statement 60 in accounting for financial guarantee insurance contracts by insurance companies. Statement 163 addresses the differing views in Statement 60 regarding the recognition and measurement of premium revenues and claim liabilities and enhances the disclosure requirements for insurance contracts. Statement 163 requires insurance enterprises that issue financial guarantee insurance contracts to initially recognize the premium received (or premiums expected to be received) for issuing the contract as unearned premium revenue and recognize that premium revenue over the period the protection is provided and in proportion to it. Statement 163 also requires recognition of a claim liability before an event of default if there is evidence that credit deterioration of the guaranteed obligation has occurred. The FASB hopes that these changes will bring consistency to financial reporting for financial guarantee insurance contracts and will increase the comparability and quality of financial information. We do not expect the adoption of SFAS 163 to have an impact on SABESP’s financial statements, since we do not operate as an insurance company.

On April 25, 2008, the FASB issued FSP FAS 142-3, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under Statement 142. The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. SABESP is currently evaluating the effect the application of FSP FAS 142-3, will have on its financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

27. ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP

(a) Pension and post-retirement benefits

(i) Pension plan - Plan G1

The Company sponsors a defined-benefit pension plan ("Plan G1"), which is operated and administered by “SABESPREV”. The status of this pension plan and the related actuarial assumptions presented in accordance with US GAAP are as follows:

	2007	2006

Accumulated benefit obligation
Vested	755,011	331,324
Non-vested	467,947	669,684

Total	1,222,958	1,001,008

Projected benefit obligation	1,386,563	1,096,219
Fair value of plan assets	(969,440)	(812,909)

Funded position	417,123	283,310

Unrecognized net transition obligation	-	-
Unrecognized net gains	248,972	361,450

Accrued pension liability (SFAS N° 87)	666,095	644,760

Incremental Effect of Applying SFAS N° 158	(248,972)	(361.450)
Accrued pension liability recorded in Balance

Sheet (SFAS N° 158)	417,123	283.310

	2008(1)	2007	2006	2005

Net periodic pension cost
Service cost	33,347	33,440	17,545	9,889
Interest cost	164,124	131,848	93,270	91,886
Expected return on assets	(117,317)	(96,439)	(83,065)	(70,222)
Amortization of transition obligation	-	-	29,082	29,082
Amortization of actuarial gain	(11,032)	(22,687)	(29,092)	(26,341)
Employee contributions	(13,025)	(12,925)	(15,410)	(13,752)

Total net periodic pension cost	56,097	33,237	12,330	20,542

Weighted-average assumptions
Discount rate (nominal)		10.8%	12.3%	12.3%
Projected long-term inflation rate		4.0%	4.0%	4.0%
Expected return on plan assets		10.8%	12.1%	12.1%
Rate of compensation increase		6.1%	6.1%	6.1%

(1) Expected NPPC (net periodic pension cost) for 2008 according to the Actuarial Report.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The reconciliation of changes in the projected benefit obligation and the fair value of plan assets is as follows for the years ended December 31:

	2007	2006	2005

Change in projected benefit obligation
At beginning of year	1,096,219	790,552	760,015
Service cost	33,440	17,545	9,889
Interest cost	131,848	93,270	91,886
Actuarial (gain) loss	177,100	225,373	(40,978)
Benefits paid	(52,044)	(30,521)	(30,260)

At end of year	1,386,563	1,096,219	790,552

Change in fair value of plan assets
At beginning of year	812,909	678,185	584,702
Actual return on plan assets	183,748	138,444	98,667
Employer contributions	11,902	11,391	11,324
Employee contributions	12,925	15,410	13,752
Gross benefits paid	(52,044)	(30,521)	(30,260)

At end of year	969,440	812,909	678,185

Funded status	417,123	283,310	112,367
Unrecognized actuarial gain	248,972	361,450	502,352
Unrecognized net transition obligation	-	-	(29,082)

Net amounts recognized in financial
statements (SFAS N° 87)	666,095	644,760	585,637

Incremental Effect of Applying SFAS N° 158	(248,972)	(361,450)	-

Net amounts recognized in financial
statements (SFAS N° 158)	417,123	283,310	585,637

The measurement date used to determine pension benefits was December 31, 2007.

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

Assets category	%

Equity securities	20
Real estate	4
Loans	2
Fixed rate securities	74

Total	100

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Restrictions with respect to asset portfolio investments, in the case of federal government securities for internal management, are as follows:

  papers securitized by the National Treasury will not be permitted.

  exposure to fluctuations in exchange rates will not be permitted, i.e., if there are any exchange bills in the portfolio, swaps must be used to hedge existing exposure.

Restrictions with respect to asset portfolio investments, in the case of variable-income securities for external management, are as follows:

  day-trade operations will not be permitted.

  sale of uncovered options is prohibited.

  swap operations without guarantee are prohibited.

  leverage will not be permitted, i.e., operations with derivatives representing leverage of asset or selling short are prohibited; such operations cannot result in losses higher than invested amounts.

The weighted average actual asset allocations of Plan G1 at December 31 by asset category, are as follows for the years ended December 31:

	%

Asset Category	2007	2006

Equity securities	20	13
Real estate	4	6
Loan	2	3
Fixed rate securities	74	78

Total	100	100

Expected future benefit payments, which reflect expected future service as appropriate, under Plan G1 are as follows:

G1 Plan

2008	59,135
2009	64,591
2010	69,747
2011	74,748
2012	80,175
Years 2013-2022	969,111

Total	1,317,507

The expected Company’s contributions for 2008 amounts to R$11,688.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(ii) Pension plan - Plan G0

The Company is also co-obligor to a supplemental defined benefit pension plan ("Plan G0").

The status of the supplemental pension benefit plan and the related actuarial assumptions used in accordance with US GAAP are as follows:

	2007	2006

Accumulated benefit obligation
Vested	1,038,593	1,195,637
Non-vested	67,854	1,299

Total	1,106,447	1,196,936

Projected benefit obligation	1,237,667	1,244,067

Funded position	1,237,667	1,244,067

Unrecognized actuarial gain	(45,043)	(87.575)

Accrued pension liability (SFAS N° 87)	1,192,624	1.156.492

Incremental Effect of Applying SFAS N° 158	45,043	87,575

Accrued pension liability recorded in balance sheet
(SFAS N° 158)	1,237,667	1.244,067

	2008(1)	2007	2006	2005

Net periodic pension cost
Service cost	9	24	397	1,858
Interest cost	140,879	146,167	126,262	121,685
Amortization of transition obligation	-	-	-	-

Total net periodic pension cost	140,888	146,191	126,659	123,543

Weighted-average assumptions
Discount rate (nominal)		10.8%	12.3%	12.3%
Projected long-term inflation rate		4.0%	4.0%	4.0%
Rate of compensation increase		6.1%	6.1%	6.1%

(1) Expected NPPC (net periodic pension cost) for 2007 according to the Actuarial Report.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The reconciliation of changes in the projected benefit obligation is as follows:

	Years Ended December 31,

	2007	2006	2005

Change in projected benefit obligation
At beginning of year	1,244,067	1,096,517	1,034,285
Service cost	24	397	1,858
Interest cost	146,167	126,262	121,685
Actuarial (gain) loss	(42,532)	121,568	34,975
Benefits paid	(110,059)	(100,677)	(96,286)

At end of year	1,237,667	1,244,067	1,096,517

Funded status	1,237,667	1,244,067	1,096,517
Unrecognized actuarial gain	(45,043)	(87,575)	33,994
Net amounts recognized in financial
statements (SFAS N° 87)	1,192,624	1,156,492	1,130,511

Incremental Effect of Applying SFAS N° 158	45,043	87,575	-
Net amounts recognized in financial

statements (SFAS N° 158)	1,237,667	1,244,067	1,130,511

The date used to determine pension benefits was December 31, 2007.

The amortization of the unrecognized liability at transition was over 15 years commencing on January 1, 1988.

Expected future benefit payments, which reflect expected future service as appropriate, under Plan G0 are as follows:

G0 Plan

2008	109,920
2009	109,837
2010	109,750
2011	109,742
2012	109,661
Years 2013-2022	1,061,948

Total	1,610,858

(b) Income taxes (FIN 48 implementation):

The Company adopted the provisions of FIN 48 on January 1, 2007 and recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As a result of the implementation of FIN 48, the company did not record any further tax benefit related to uncertainty in income taxes, beyond those already recorded under BR CL (notes 11 and 12). As of December 31, 2007 SABESP has no unrecognized tax benefit

In compliance with FIN 48 the company has the accounting policy of classifying income taxes interest and penalties as Financial expenses.

Brazilian income tax returns are normally open to examination by Brazilian tax authority for five years.

(c) Other information

(i) Concentration of labor in unions

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

28. SUPPLEMENTAL INFORMATION

(a) Statement of Cash Flow

The statement of cash flows reflects the Company’s operating, investing and financing activities derived from accounting records prepared in accordance with Brazilian Corporate Law and has been presented in accordance with International Accounting Standards (IAS) No. 7 - “Cash Flow Statements”.

	Year ended December 31,

	2007	2006	2005

Cash flow from operating activities:
Net income for the year	1,048,703	778,905	865,647
Adjustments to reconcile net income:
Deferred taxes and contributions	(104,432)	(8,473)	(32,470)
Provisions for contingencies	477,722	144,480	143,586
Reversal of provision for losses	(945)	(8,819)
Other provisions	155	7,504
Pension obligation	59,931	60,070	68,665
Write-off of property, plant and equipment	68,349	47,807	19,051
Write-off of deferred assets	1,276	5,195	6,700
Write-off of investments	-	20	4,360
Gain in the sale of fixed assets	219	(1,294)
Depreciation	597,118	614,051	564,392
Amortization	25,431	28,120	31,589
Interests calculated on loans and financing payable	519,672	619,909	677,921
Interests, Monetary and foreign exchange variation	(91,542)	(8,380)	(226,573)
Bad debt expense	323,339	411,918	255,292

Changes in Working Capital:
Customers accounts receivable	(400,944)	(458,824)	(359,894)
Inventories	(3,307)	(12,851)	(6,466)
Transactions with related parties	(81,741)	(151,343)	(250,530)
Other assets	8,997	(66,412)	(15,288)

Change in Liabilities:
Suppliers	(14,055)	50,176	8,950
Payroll and related charges	(10,908)	60,416	10,061
Taxes and contributions Payable	(22,840)	(43,899)	(50,064)
Contingencies	(145,668)	(79,801)	(13,921)
Other obligations	(38,930)	32,349	36,567

Cash flow from operating activities	2,215,600	2,020,824	1,737,575

Cash flow from investment Activities:
Purchase of property, plant and equipment	(848,878)	(842,454)	(638,372)
Increase in intangibles	(32,818)	(12,630)	(4,748)
Sale of property, plant and equipment	-	7,837	-
Increase in deferred asset	-	(2,789)	(106)

Net cash from in investment activities	(881,696)	(850,036)	(643,226)

Cash flow from financing activities

Loans and Financing
Funds raised	222,474	706,774	1,153,479
Repayments	(1,283,201)	(1,660,482)	(1,991,370)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	Year ended December 31,

	2007	2006	2005

Payment of interest on shareholders’ equity	(136,386)	(169,047)	(81,842)

Net cash used in financing activities	(1,197,113)	(1,122,755)	(919,733)

Increase in cash and cash equivalents	136,791	48,033	174,616

Cash and cash equivalents at the beginning of the year	328,206	280,173	105,557

Cash and cash equivalents at the end of the year	464,997	328,206	280,173

Supplementary cash flow information:
Interests and fees paid on loans and financings	548,417	637,989	701,641
Income tax and social contribution paid	499,318	404,272	359,826

Non - cash transactions
Property, plant and equipment received as donations	17,565	27,870	13,529

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

29. SEGMENT INFORMATION

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

	Year Ended December 31, 2007

	Water	Sewage
	system	system	Consolidated

Gross revenue from sales and services	3,325,826	2,724,400	6,050,226
Gross sales revenue – wholesale	291,705	8,002	299,707
Other sales and services	64,359	33,919	98,278

	3,681,890	2,766,321	6,448,211
Taxes on sales and services	(272,575)	(204,794)	(477,369)

Net revenue from sales and services	3,409,315	2,561,527	5,970,842
Cost of sales and services and operating
expenses	(2,534,679)	(1,359,759)	(3,894,438)

Income from operations before financial
expenses, net	874,636	1,201,768	2,076,404

		Year Ended December 31, 2007

			Common
			assets and
			concession
	Water	Sewage	assets
	system	System	acquired	Consolidated

Depreciation and amortization charges
BR CL	(346,887)	(275,662)	-	(622,549)
US GAAP	(400,187)	(318,018)	-	(718,205)

Additions to property, plant and
equipment
BR CL	394,951	479,463	46,662	921,076
US GAAP	394,951	523,493	46,662	965,106

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
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

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
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

30. SUBSEQUENT EVENT

I – Program Contracts:

In certain Program Contracts that was signed in 2008, the Company assumed commitments to financially participate in social and environmental sanitation actions. These commitments are being amortized according to the effective period of the program contracts. On March 31, 2008 the total amount of these Intangible assets (net of amortization) was R$ 57,710.

II – Granting of loans and financing

Executive Board of the Inter-American Development Bank (IADB)

On April 30, 2008, the Executive Board of the Inter-American Development Bank (IADB) approved the granting of a loan to SABESP, in the amount of US$250 million (AB loan). The funds will be used to refinance debts falling due and to implement a portion of the Company’s investment plan. The agreement was signed on May 27, 2008, with the following characteristics:

	US$ Trenches	Adjustment	Interest	Maturity date

C. 1983 A	100,000	LIBOR	2.375% p.a.	May/2023
C. 1983 B/BR - 1	100,000	LIBOR	2.075% p.a.	May/2020
C. 1983B/BR – 2	50,000	LIBOR	1.875% p.a.	May/2018

Caixa Econômica Federal - CEF - Programa Saneamento para Todos (Sanitation Program) – FGTS

Funds CEF granted a financing line totaling R$626.91 million, for 71 water supply, sewage and integrated sewage systems projects, in municipalities of the São Paulo, Santos and Campinas metropolitan areas. On May, 2008, were signed 69 agreements in the amount of R$ 619.34 million, and the disbursements should take place concurrently to the construction works, which will be completed within 48 months. The agreements were signed with the following characteristics:.

Grace period	48 months
Repayment period	240 months
Interest rate	6.00% p.a.
Management fee	1.05% p.a.
Risk fee	0.30% p.a.

BNDES (National Bank for Economic and Social Development) - FAT (Workers Assistance Fund) funds

BNDES approved a financing line totaling R$174.52 million, for 10 sewage systems projects in the São Paulo, Santos and Campinas metropolitan region. The financing agreement was signed in May 2008, and disbursements should take place concurrently to the construction works, which will be completed within 48 months. The agreements were signed with the following characteristics:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Grace period	36 months
Repayment period	120 months
Interest rate	2.15% p.a. + TJLP

III – Confidentiality agreement with EMAE:

On May 30, 2008 SABESP published a Material Fact informing that it has entered into a confidentiality agreement with EMAE - Empresa Metropolitana de Águas e Energia S.A. ("EMAE") to carry out a valuation of this company, without any binding effects, aiming at an eventual acquisition of assets which, among other alternatives, may result in the corporate restructuring of EMAE or the acquisition of its capital by SABESP, currently held by the State of São Paulo, in accordance to the current legislation and conditions of operations of this nature.

IV – Public-Private Partnership agreement (“PPP”)

On June 2008, SABESP entered into a public-private partnership agreement (“PPP”) with Cab Spat, a special purpose company whose main shareholders are Cab Ambiental and Galvão Engenharia.

Cab Spat will be responsible for (i) expansion of Taiaçupeba Plant water treatment capacity from 10 cubic meters per second to 15 cubic meters per second, (ii) construction of 17.7 kilometers of water transmission mains, (iii) construction of 4 water storage tanks with total capacity of 70,000 cubic meters, (iv) installation of boosters, and (v) construction of pumping stations. The total capital expenditure for these investments will amount to approximately R$ 300 million.

Cab Spat shall also provide maintenance and operation services such as (i) dams maintenance, (ii) sludge treatment and disposal, (iii) maintenance of the civil works and electromechanical maintenance, (iv) complementary services of water transmission and supply.

The total amount expected to be paid by SABESP at the end of this contract is around of R$ 1 billion, including services and investments.

Currently, Taiaçupeba Plant produces and provides water to 3.1 million people. Its expansion will enable SABESP to supply water to an additional 1.5 million people. Therefore, this PPP is crucial to assure proper water supply in the large metropolitan area of the City of São Paulo.