Form 20-F
period 2008-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2010-04-28
CIK 1170858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ________________________ to ___________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________________

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

Rui de Britto Álvares Affonso

raffonso@sabesp.com.br

 (+55 11 3388 8247)

 Rua Costa Carvalho, 300 05429-900 São Paulo, SP, Brazil

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, without par value	New York Stock Exchange*
American Depositary Shares, evidenced by American Depositary Receipts, each representing 2 Common Shares(1)	New York Stock Exchange

*      Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

(1) Until June 8, 2007, each American Depositary Share, evidenced by American Depositary Receipts, represented 250 Common Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

227,836,623 Common Shares, without par value, as of December 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes     ☒           No           ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes       ☐            No           ☒

Indicate by check mark whether the registrant has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports).

Yes     ☐            No           ☒

Indicate by check mark whether the registrant has been subject to such filing requirements for the past 90 days.

Yes       ☒           No           ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer     ☒           Accelerated filer   ☐            Non-accelerated filer          ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP   ☐ International Financial Reporting Standards as issued         ☒ Other

         by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17               ☐            Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes     ☐            No           ☒

Presentation of Financial and Other Information

Our audited financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007, 2006 are included in this annual report.  The selected financial data as of December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and 2004 is derived from our audited financial statements included in previously filed annual reports.

Our financial statements are presented in Brazilian reais and are prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which is based on Brazilian Corporate law No. 6,404 of December 15, 1976, as amended, including the provisions of Law No. 11,638/2007 and Provisional Measure No. 449/2008, converted into Law No. 11,941, dated May 27, 2009);  accounting standards issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil), or IBRACON; accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or the CFC; accounting standards issued by the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis) or the CPC, and the rules and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM.

Similar to other Brazilian companies, we have the option of presenting our primary financial statements under Brazilian GAAP with a reconciliation to accounting principles generally accepted in the United States of America, or U.S. GAAP.  Unless otherwise indicated, our financial statements and all financial data included in this annual report have been prepared in accordance with Brazilian GAAP.

The Brazilian Central Bank and the CVM set 2010 as the deadline for adoption of International Financial Reporting Standards, or “IFRS,” for the consolidated financial statements of financial institutions and publicly-held companies.  On December 28, 2007, Law No. 11,638/07 was enacted, amending the Brazilian corporate law regarding the accounting practices adopted in Brazil.  When we present our financial statements under IFRS to comply with this requirement and as Brazilian GAAP migrates towards IFRS, our financial statements under IFRS may be materially different from those actually presented under Brazilian GAAP.

Our Brazilian GAAP financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 reflect the changes introduced by Law 11,638/07 and the new accounting standards issued by the CPC in 2008, which we retroactively applied beginning on January 1, 2006.  Selected financial information presented as of and for the years ended December 31, 2005 and 2004 has not been represented on the basis of the new accounting policies introduced in 2008, as permitted by Brazilian GAAP.  As a result, such information is not comparable to the financial information reported herein as of and for the years ended December 31, 2008, 2007 and 2006.

Brazilian GAAP differs in significant respects from U.S. GAAP.  Note 28 to our financial statements provides a description of the differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation from Brazilian GAAP to U.S. GAAP, for the periods presented therein, of our net income and shareholders’ equity.  This reconciliation includes, among other changes, adjustments for differences related to the accounting for past revaluations of property, plant and equipment, historical inflation accounting, accounting for pension and other employee benefits and account receivables from our controlling shareholder with respect to benefits granted according to law No. 4,819 of August 26, 1958.

All information related to liters, water and sewage volumes, number of employees, kilometers, water and sewage connections, population served, operating productivity, water production rate, sewage lines (in kilometers), savings achieved and investment in improvement programs have not been audited.

In this annual report, references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil.  All references to “U.S. dollars” or “US$” are to the United States dollar, the official currency of the United States.  As a result of the recent fluctuations in the real/U.S. dollar exchange rate, the commercial selling rate may not be indicative of current or future exchange rates.  See “Item 3.A.  Selected Financial Data—Exchange Rates” for information regarding the real/U.S. dollar exchange rate since January 1, 2002.

Other Information

On August 15, 2008, we established a special purpose company called SESAMM – Serviços de Saneamento de Mogi Mirim S/A to provide sewage treatment services to the municipality of Mogi-Mirim.  The company has a period of duration of 30 years from the date of execution of the concession agreement with the municipality of Mogi-Mirim.  We have 36.0% of SESAMM’s capital stock, which as of December 31, 2008 amounted to R$10.7 million divided into 10,669,549 common shares with no par value.

In this annual report, unless the context otherwise requires, references to “we,” “us,” “our,” “Company,” or “SABESP” refer to Companhia de Saneamento Básico do Estado de São Paulo—SABESP.  “Brazil” refers to the Federative Republic of Brazil and “State” refers to the State of São Paulo, which is also our controlling shareholder.  The terms “federal government” and “Brazilian government” refer to the federal government of the Federative Republic of Brazil and “State government” refers to the state government of the State of São Paulo.

In this annual report, the “São Paulo metropolitan region” means the area where the Metropolitan executive office operates, comprising 38 municipalities, including the city of São Paulo.  The term “Regional systems” means the area where the Regional systems executive office operates, comprising 328 municipalities in the interior and coastline regions of the State of São Paulo.  As of the date of this annual report, we provide water supply and sewage services to a total of 366 of the 645 municipalities in the State of São Paulo.

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

References to urban and total population in this annual report are estimated based on a research made by the State System Foundation Data Analysis (Fundação Sistema Estadual de Análise de Dados), or the SEADE:  “Projections for the State of São Paulo – Population and Residences until 2025” (Projeções para o Estado de São Paulo – População e Domicílios até 2025).

Certain figures included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Forward-Looking Statements Contained in this Annual Report

This annual report includes forward-looking statements, mainly in Items 3 through 5.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other factors:

•         general economic, political and other conditions in Brazil and in other emerging market countries;

•         existing and future governmental regulation, including taxes on, and charges to, us;

•         changes to tax laws in Brazil;

•         inflation and currency devaluation in Brazil;

•         the interests of our controlling shareholder;

•         our ability to collect amounts owed to us by our controlling shareholder and by municipalities;

•         our ability to continue to use certain reservoirs under current terms and conditions;

•         our ability to continue to be able to pass on to our tariffs expenses that we incur in connection with the use of water;

•         our capital expenditure program and other liquidity and capital resources requirements;

•         changes in the Brazilian environmental law;

•         limitations on our ability to increase and readjust tariffs;

•         droughts, water shortages and climate events;

•         power shortages or rationing in energy supply or significant changes in energy tariffs;

•         our lack of formal concession agreements for the city of São Paulo and other municipalities, including the cities comprising the São Paulo metropolitan region;

•         the right municipalities have to terminate our existing concession agreements prior to their expiration date;

•         our ability to provide water and sewage services in additional municipalities and to maintain rights to provide the currently contracted services;

•         the size and growth of our customers’ base;

•         our ability to maintain universalization of water coverage ratio in the municipalities to which we provide water services and to increase sewage coverage ratio in the municipalities to which we provide sewage services;

•         our level of indebtedness and limitations on our ability to incur additional indebtedness;

•         our ability to access financing at attractive conditions in the future;

•         our costs relating to compliance with environmental laws and potential penalties for failure to comply with these laws;

•         the outcome of our pending or future legal proceedings;

•         our management’s expectations and estimates relating to our future financial performance;

•         the regulation issued by the São Paulo State Sanitation and Energy Regulatory Agency, or ARSESP, regarding several aspects of our business; and

•         other risk factors as set forth under “Item 3.D. Risk Factors.”

The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “plan,” “intend,” “expect” and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not occur.  Our actual results could differ substantially from those anticipated in our forward-looking statements.  Forward-looking statements speak only as of the date they were made and we do not undertake the obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.  Any such forward-looking statements are not an indication of future performance and involve risks.

PART I

ITEM 1.        Identity of Directors, Senior Management and Advisers

1.A. Directors and Senior Management

Not applicable.

1.B. Advisers

Not applicable.

1.C. Auditors

Not applicable.

ITEM 2.        Offer Statistics and Expected Timetable

2.A. Offer Statistics

Not applicable.

2.B. Method and Expected Timetable

Not applicable.

ITEM 3.        Key Information

3.A. Selected Financial Data

The selected financial data in this section as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 has been derived from our audited financial statements, which appear elsewhere in this annual report.  The selected financial data as of December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and 2004 has been derived from our audited financial statements, which do not appear elsewhere in this annual report.

Our financial statements have been prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP (see Note 28 to our financial statements).  You should read this selected financial data in conjunction with our financial statements and the related notes thereto included in this annual report.

The following table presents our selected financial data as of and for each of the periods indicated.

	As of and for the year ended December 31,
	2004	2005	2006(1)	2007(1)	2008(1)(2)
			(as adjusted)	(as adjusted)
	(in millions of reais, except per share and per ADS data)
Brazilian GAAP

Statement of operations data:
Net revenue from sales and services	4,397.1	4,953.4	5,527.3	5,970.8	6,351.7
Cost of sales and services	(2,253.4)	(2,376.4)	(2,616.8)	(2,695.7)	(2,831.8)
Gross profit	2,143.7	2,577.0	2,910.5	3,275.1	3,519.9
Selling expenses	(502.5)	(537.8)	(719.2)	(639.6)	(718.9)
Administrative expenses	(313.6)	(349.6)	(376.9)	(552.6)	(578.6)
Other operating expenses (income), net	(33.9)	(25.4)	(50.9)	(35.1)	(1,053.0)
Financial income (expenses), net	(503.7)	(447.0)	(563.3)	(560.9)	(707.5)
Income before income taxes and extraordinary item	790.0	1,217.2	1,200.3	1,486.8	461.9
Income tax and social contribution	(241.9)	(316.5)	(375.7)	(431.6)	(398.3)
Extraordinary item, net of income and social contribution taxes(3)	(35.1)	(35.1)	(35.1)	-	-
Net income	513.0	865.6	789.4	1,055.3	63.6
Net income per 1,000 common shares (per share in 2007 and 2008)(4)	18.01	30.40	27.72	4.63	0.28
Net income per ADS	4.50	7.60	6.93	9.26	0.56
Dividends and interest on shareholders’ equity per 1,000 common shares (per share in 2008)	5.37	12.23	9.51	1.32	1.30
Number of common shares outstanding at year end (in thousands of shares)(5) *	28,479,578	28,479,578	28,479,578	227,836	227,836

(1)   Our Brazilian GAAP financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 reflect the changes introduced by Law 11,638/07 and the new accounting standards issued by the CPC in 2008, which we retroactively applied beginning on January 1, 2006.  See Note 2(c) to our financial statements included elsewhere in this annual report for this amendment and other reclassifications to our Brazilian GAAP financial statements.  Selected financial information presented as of and for the years ended December 31, 2005 and 2004 has not been represented on the basis of the new accounting policies introduced in 2008, as permitted under Brazilian GAAP.  As a result, such information is not comparable to the financial information reported herein as of and for the years ended December 31, 2008, 2007 and 2006.

(2)   Includes the proportional consolidation of SESAMM.

(3)   The extraordinary item charged to income in the years ended December 31, 2004, 2005 and 2006 relates to the amortization (over a five-year period) of the actuarial liability recorded on December 31, 2001 upon first time recognition of the defined benefits pension plan.  The presentation of the charge as an extraordinary item is consistent with the instructions of the CVM and Brazilian GAAP.  For purposes of U.S. GAAP, the pension expense has been treated as a payroll expense from the first year presented.

(4)   After June 4, 2007 our common shares have been traded taking into account a reverse stock split of 125 common shares into one common share.  To convert from reais per 1,000 common shares to reais per share, for 2004, 2005, 2006 and 2007 the price per 1,000 common shares must be divided by 1,000 and multiplied by 125.

(5)   In 2007, we approved a reverse stock split of 125 common shares into one common share.  Under U.S. GAAP, SFAS Nº 128 requires the retroactive restatement of earnings-per-share computations for stock dividends, stock splits and reverse splits (see Note 28 to our financial statements).

	As of and for the year ended December 31,
	2004	2005	2006(1)	2007(1)	2008(1)(2)
			(as adjusted)	(as adjusted)
	(in millions of reais, except per share and per ADS data)
Brazilian GAAP
Balance sheet data:
Cash and cash equivalents	105.6	280.2	328.2	465.0	625.7
Customer accounts receivables, net	1,227.9	1,332.5	1,407.9	1,486.7	1,456.2
Reimbursement for pension benefits paid	576.3	672.7	774.5	879.1	956.6
Short and long‑term receivables from shareholders, net(3)	245.6	420.4	456.9	446.4	234.3
Property, plant and equipment, net	13,523.5	13,613.6	13,837.5	14,051.4	14,926.6
Intangible assets, net	517.4	502.5	495.1	516.5	815.4
Total assets	16,783.8	17,431.1	17,989.9	18,659.9	20,113.9
Total short‑term loans and financing	1,496.8	759.0	852.5	742.1	1,448.9
Total long‑term loans and financing	5,553.8	5,905.2	5,474.3	4,943.1	5,416.2
Interest on shareholders’ equity payable	152.9	348.2	270.8	680.3	275.0
Total liabilities	8,832.2	8,948.5	8,981.5	8,879.4	10,566.0
Shareholders’ equity	7,951.6	8,482.5	9,008.4	9,780.5	9,547.9

Other financial information:
Cash provided by operating activities	1,441.1	1,737.6	2,018.0	2,215.6	2,528.0
Cash used in investing activities	(675.5)	(643.2)	(847.2)	(881.7)	(1,555.2)
Cash used in financing activities	(941.1)	(919.7)	(1,122.8)	(1,197.1)	(812.1)
Capital expenditures	670.3	643.1	855.1	881.7	1,555.2
Depreciation and amortization	598.9	596.0	628.9	616.0	617.8

(1)   Our Brazilian GAAP financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 reflect the changes introduced by Law 11,638/07 and the new accounting standards issued by the CPC in 2008, which we retroactively applied beginning on January 1, 2006.  See Note 2(c) to our financial statements included elsewhere in this annual report for this amendment and other reclassifications to our Brazilian GAAP financial statements.  Selected financial information presented as of and for the years ended December 31, 2005 and 2004 has not been represented on the basis of the new accounting policies introduced in 2008, as permitted under Brazilian GAAP.  As a result, such information is not comparable to the financial information reported herein as of and for the years ended December 31, 2008, 2007 and 2006.

(2)   Includes the proportional consolidation of SESAMM.

(3)   Short and long‑term receivables from shareholders, net represent amounts due from the State for water and sewage services.  See Note 6 to our financial statements.

	As of and for the year ended December 31,
	2004	2005	2006	2007	2008
	(in millions, except per share and per ADS data)
U.S. GAAP
	(in reais)
Statement of operations data:
Net revenue from sales and services	4,397.1	4,953.4	5,527.3	5,970.8	6,351.7
Gross profit	1,953.1	2,383.2	2,704.8	3,122.3	3,155.1
Selling expenses	(521.5)	(555.4)	(737.3)	(648.1)	(758.0)
Administrative expenses	(324.1)	(350.2)	(428.7)	(609.9)	(771.1)
Income from operations(1)	1,073.0	1,470.2	1,451.4	1,840.9	1,487.5
Financial income (expenses), net	(479.2)	(401.9)	(542.3)	(520.8)	(886.2)
Net income	417.5	791.2	622.5	925.4	444.1

Net income per common share- basic and diluted	1.83	3.47	2.73	4.06	1.95
Net income per ADS-basic and diluted	3.67	6.95	5.46	8.12	3.90
Weighted average number of common shares outstanding(2)	227,836,623	227,836,623	227,836,623	227,836,623	227,836,623

Balance sheet data:
Property, plant and equipment, net	15,347.2	15,393.9	15,473.5	15,621.0	16,203.5
Intangible assets, net	517.4	502.5	495.1	507.8	815.4
Total assets	17,704.5	18,209.8	18,498.7	18,928.9	19,989.1
Short-term loans and financing	1,496.8	759.0	852.5	742.1	1,448.9
Long-term loans and financing	5,553.8	5,905.2	5,459.9	4,925.4	5,423.0
Interest on shareholders’ equity payable	144.1	409.7	511.5	680.3	275.0
Total liabilities	11,339.7	11,388.4	11,200.5	11,037.3	12,009.4
Shareholders’ equity	6,364.8	6,821.4	7,298.2	7,891.6	7,979.7

(1)   Under U.S. GAAP, income from operations is determined before financial expenses, net.

(2)   In 2007, we approved a reverse stock split of 125 common shares into one common share.  Under U.S. GAAP, SFAS Nº 128 requires the retroactive restatement of earnings-per-share computations for stock dividends, stock splits, and reverse splits (see Note 28 to our financial statements).

	As of and for the year ended December 31,
	2004	2005	2006	2007	2008	2009

Operating data (at period end):
Number of water connections (in thousands)	6,358	6,489	6,609	6,767	6,945	7,118
Number of sewage connections (in thousands)	4,747	4,878	5,002	5,167	5,336	5,520
Percentage of population with water connections (in percentages)	100	100	99	99	99	99
Percentage of population with sewer connections (in percentages)	78	78	78	79	79	80
Volume of water billed during period (in millions of cubic meters)	1,692	1,759	1,807	1,847	1,878	1,917
Water loss percentage during period (average)(in percentages)(1)	34.0	32.4	31.9	29.5	27.9	26.0
Water loss per connection (average)(2)	547	520	511	467	436	402
Number of employees	17,735	17,448	16,978	16,850	16,649	15,103

(1)   Includes both physical and non‑physical losses.  Water loss percentage represents the quotient of (i) the difference between (a) the total amount of water produced by us less (b) the total amount of water invoiced by us to customers minus (c) the volume of water set out below that we exclude from our calculation of water losses, divided by (ii) the total amount of water produced.  We exclude from our calculation of water losses the following:  (i) water discharged for periodic maintenance of water mains and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water losses associated with water we supply to favelas (shantytowns).

(2)   Measured in liters/connections per day, according to the new method of measuring our water losses, based on worldwide market practice for the sector.  See “Item 4.B. Business Overview—Water Operations—Water Losses.”

Exchange Rates

Before March 2005, there were two principal legal foreign exchange markets in Brazil, the commercial rate exchange market and the floating rate exchange market.  On March 4, 2005, the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN, enacted Resolution No. 3,265, pursuant to which the floating rate market and the commercial market were unified under the denomination “exchange market,” effective as of March 14, 2005.  The new regulation allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, provided, however, the transaction is legal and subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since then, the real/U.S. dollar exchange rate has fluctuated considerably.  The real appreciated against the U.S. dollar in 2004, 2005, 2006 and 2007.  In 2008, the real depreciated by 30.1% and in 2009, appreciated by 25.5% against the U.S. dollar.  As of December 31, 2009, the exchange rate for U.S. dollars was R$1.7412 per U$1.00.  In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise.  The real may depreciate or appreciate against the U.S. dollar substantially in the future.  For more information on these risks, see “Item 3.D. Risk Factors—Risks Relating to Brazil.”

The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar, for the periods indicated.

	Year-end	Average for year(1)	Low	High
	(reais per U.S. dollar)
Year

2005	2.3407	2.4125	2.1633	2.7621
2006	2.1380	2.1679	2.0586	2.3711
2007	1.7713	1.9300	1.7325	2.1556
2008	2.3370	1.8335	1.5593	2.5004
2009	1.7412	1.9905	1.7024	2.4218

	Period-end	Average for period(2)	Low	High
	(reais per U.S. dollar)
Month
October 2009	1.7440	1.7384	1.7037	1.7844
November 2009	1.7505	1.7262	1.7024	1.7588
December 2009	1.7412	1.7503	1.7096	1.7879
January 2010	1.8748	1.7798	1.7227	1.8748
February 2010	1.8110	1.8416	1.8046	1.8773
March 2010	1.7810	1.7858	1.7637	1.8231
April 2010 (through April 22, 2010)	1.7626	1.7605	1.7446	1.7806

Source:  Central Bank

(1)   Represents the average of the exchange rates on the closing of each business day during the period.

(2)   Represents the average of the lowest and highest rates in the month.

Exchange rate fluctuations will affect the U.S. dollar equivalent of the real price of our common shares on the São Paulo Stock Exchange (Bolsa de Valores, Mercadorias e Futuros de São Paulo), or the BM&FBOVESPA, as well as the U.S. dollar equivalent of any distributions we make in reais with respect to our common shares.

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations.  The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price and tariff controls, currency devaluations, capital controls and limits on imports.  Our business, financial condition and results of operations, as well as the market price of our shares or American Depositary Shares, or ADSs, may be adversely affected by changes in public policy at federal, state and municipal levels with respect to public tariffs and exchange controls, as well as other factors, such as:

•         the regulatory environment related to our business operations and concession agreements;

•         interest rates;

•         exchange controls and restrictions, such as those which were briefly imposed in 1989 and 1990;

•         currency fluctuations;

•         inflation;

•         liquidity of the Brazilian capital and lending markets;

•         tax and regulatory policies; and

•         other political, social and economic developments in or affecting Brazil.

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

Brazil experienced extremely high rates of inflation in the past.  Inflation and the Brazilian government’s measures to fight inflation have had significant negative effects on the Brazilian economy, contributing to economic uncertainty and heightened volatility in the Brazilian securities markets.  The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth.  The Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), or SELIC, the official overnight interest rate in Brazil, at the end of 2006, 2007,  2008 and 2009 was 13.19%, 11.18% and 13.66% and 8.65%, respectively in line with the target rate set by the Brazilian Committee on Monetary Policy (Comitê de Política Monetária), or COPOM.

The annual rate of inflation, as measured by the General Market Price Index (Índice Geral de Preços—Mercado), or IGP-M index, has fallen from 9.95% in 2000 to 3.83% in 2006, increased to 7.75% in 2007 and increased to 9.81% in 2008.  In 2009, there was a 1.71% deflation according to the IGP-M.  Brazilian governmental actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation.  If Brazil again experiences high inflation, our costs and expenses may rise, we may be unable to increase out tariffs to counter the effects of inflation, and our overall financial performance may be adversely affected.  In addition, a substantial increase in inflation may weaken investors’ confidence in Brazil, causing a decline in the market value of our shares or ADSs.

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

The Brazilian currency experienced frequent and substantial devaluations in relation to the U.S. dollar and other foreign currencies during the last decades.  Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets.  From time to time, there have been significant fluctuations in the exchange rate between the Brazilian real and the U.S. dollar and other currencies.  For example, the real depreciated against the U.S. dollar by 9.3% in 2000, 18.6% in 2001 and 52.25% in 2002.  The real appreciated 11.81%,  8.66% and 17.15% against the U.S. dollar in 2005, 2006 and 2007, respectively.  In 2008, the real depreciated by 30.1% and in 2009, appreciated by 25.5% against the U.S. dollar.  There can be no assurance that the real will not further depreciate against the U.S. dollar.  As of December 31, 2008, the exchange rate was R$2.3370 per US$1.00.  As of December 31, 2009, the exchange rate was R$1.7412 per US$ 1.00.  On April 22, 2010, the exchange rate was R$1.7626 per US$1.00.

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency-denominated obligations could be adversely affected, particularly because our tariff revenue and other sources of income are based solely in reais.  In addition, because we have foreign currency-denominated indebtedness, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  We had total foreign currency-denominated indebtedness of R$2,281.0 million and R$1,746.4 million as of December 31, 2008 and 2009, respectively, and we anticipate that we may incur substantial amounts of foreign currency-denominated indebtedness in the future.  In 2008, our results of operations were negatively affected by the 31.9% depreciation of the real against the U.S. dollar, which amounted to R$438.9 million.  In 2009, our results of operations were positively affected by the 25.5% appreciation of the real against the U.S. dollar, which amounted to R$395.4 million.  We do not currently have any hedging instruments in place to protect us against a devaluation of the real in relation to any foreign currency.  A devaluation of the real may adversely affect us and the market price of our shares or ADSs.

Developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect the market price of Brazilian securities, including our common shares and ADSs.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including the United States and other Latin American and emerging market countries.  Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers.  Crisis in other emerging market countries or economic policies of other countries may diminish investor interest in securities of Brazilian issuers, including ours.  This could adversely affect the market price of our common shares or ADSs, and could also make it more difficult for us to access the capital markets and finance our operations in the future, on acceptable terms or at all.

The global financial crisis has had significant consequences, including in Brazil, such as stock and credit market volatility, unavailability of credit, higher interest rates, a general slowdown of the world economy, volatile exchange rates, and inflationary pressure, among others, which have and may continue to, directly or indirectly, materially and adversely affect our operating results, financial position and the price of securities issued by Brazilian companies.

Changes in Brazilian GAAP for the convergence to IFRS may adversely impact our results.

On December 28, 2007, the Brazilian government enacted law No. 11,638/07, as later supplemented by law No. 11,941/09, to amend Brazilian Corporate Law and introduce new accounting principles for the convergence of Brazilian GAAP to IFRS.

In 2009, the CPC issued several accounting standards approved by the CVM and the CFC, which are mandatory to all Brazilian publicly-held companies in 2010, including a retroactive application on financial statements for the year ended December 31, 2009, which will be presented for comparative purposes.

We are in the process of evaluating the potential effects of adoption of these new accounting rules, interpretations and guidelines, which may have a material impact on our financial statements, our profit and our dividends for the year ending December 31, 2010 and also for the year ended December 31, 2009, when presented for comparative purposes.

Risks Relating to Our Control by the State of São Paulo

We are controlled by the State of São Paulo, whose interests may differ from ours or from minority shareholders’ interests, and which could have a material adverse effect on us.

The State of São Paulo, through its ownership of our common shares, has the ability to determine our operating policies and strategy, to control the election of a majority of the members of our board of directors and to appoint our senior management.  As of April 22, 2010, the State owned 50.3% of our outstanding common shares.

The State has directed from time to time in the past, and may direct in the future, through its control of our board of directors, that we engage in certain business activities and make certain expenditures that promote political, economic or social goals but that do not necessarily also enhance our business and results of operations.  See “Item 5.A. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations.”

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

Historically, the State and some State entities have had substantial overdue accounts payable to us relating to (i) the provision of water and sewage services and (ii) State-mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us.  As of December 31, 2008 and 2009, the amounts owed to us by the State for the provision of water and sewage services totaled R$234.3 million and R$169.5 million, respectively.  With respect to payment of pensions on behalf of the State, as of December 31, 2008 the State owed to us R$1,365.7 million, of which we made provisions for loss in the amount of R$409.1 million, due to the current stage of the negotiations with the State and the uncertainty regarding the recovery of the amount.  As of December 31, 2009,  the State owed to us R$1,394.7 million with respect to payment of pensions on behalf of the State, of which we made provisions for loss in the amount of R$471.6 million.  Amounts owed to us by the State for water and sewage services and reimbursements for pensions paid may increase in the future.

We have entered into agreements with the State to settle these overdue amounts payable to us.  For a detailed discussion of these agreements, see “Item 7.B. Related Party Transactions,” and Note 6 to our financial statements. Pursuant to these agreements, the amounts due with respect to water and sewage services could be settled through the application of dividends payable to the State by us to the repayment of amounts owed to us through December 2007.  In December 2007, the State agreed to pay us the outstanding balance in the amount of R$133.7 million (as of November 30, 2007), in 60 consecutive monthly installments, beginning on January 2, 2008, and the amount of R$236.1 million relating to part of the accounts overdue and unpaid from March 2004 through October 2007 regarding the provision of water supply and sewage collection services.  We agreed to pay the State the outstanding balance of dividends, in the form of interest on shareholders’ equity, due from March 2004 through December 2006, in the amount of R$400.8 million, in the period from January through March 2008.  In March 2008, we entered into a commitment agreement with the State for the settlement of outstanding debts related to the reimbursement of pension benefits.  Pursuant to the commitment agreement, the amounts due to us with respect to payments of pensions on behalf of the State may be partially settled through the transfer to us of certain reservoirs in the Alto Tietê System that we use and are owned by the State.  In November 2008, we entered into an Agreement with the State relating to payments of pension benefits made by us on its behalf.  The State acknowledged that it owed to us R$915.3 million (as of September 30, 2008) relating to payments of pension benefits made by us on its behalf.  We accepted on a temporary basis the reservoirs in the Alto Tietê System as part of the payment in the amount of R$696.3 million until the State transfers the property rights on the reservoirs to us.  Since November 2008, the State has been paying the remaining balance in the amount of R$219.0 million in 114 successive monthly installments, starting in November 2008.  We are unable to predict whether and when these reservoirs will be transferred to us because the Public Prosecution Office of the State of São Paulo (Ministério Público do Estado de São Paulo) filed a civil public action alleging that a transfer to us of ownership of the Alto Tietê System reservoirs is illegal.  See “Item 8.A. Consolidated Statements and other Financial Information—Legal Proceedings—Other Legal Proceedings.”  The agreement also established that the parties should endeavor their best efforts to settle the outstanding balance due to us by the State in the amount of R$450.4 million and we were expecting the State to recognize that it owed to us this amount.  While we continue to negotiate directly with the State, we are not able to assure you that we will be successful in these negotiations.  Accordingly, in 2008, we recorded a R$409.1 million provision for losses and a R$535.4 million provision for actuarial liability.

We cannot assure you when or if the State will pay the total overdue amounts owed to us.  Due to the State’s history of not making timely payments to us in respect of services and of not reimbursing us in a timely manner for the payments of pensions on behalf of the State, we cannot assure you that the amount of accounts receivable owed to us by the State and some State entities will not significantly increase in the future.

We may be required to acquire reservoirs that we use and that are owned by a State-controlled company, or we may be required to pay substantial charges to the owner with respect to our use of these reservoirs.

In connection with the provision of water services, we use the Billings and Guarapiranga reservoirs that are owned by a State-controlled company, the Water and Energy Metropolitan Company (Empresa Metropolitana de Águas e Energia S.A.), or the EMAE.  We are entitled to use these reservoirs based on a grant issued by the State Department of Water and Energy (Departamento de Águas e Energia Elétrica do Estado de São Paulo), or DAEE.  The State, through its control of our board of directors, could require us to acquire the Billings and Guarapiranga reservoirs.  As a result of these acquisitions, our cash position and overall financial condition could be adversely affected.  In addition, since we are not currently charged for the use of these reservoirs, we are uncertain as to whether we will continue to be able to use the reservoirs without paying charges, or what the likely fee scale would be, if imposed.  We may also be required to pay additional maintenance and operational costs for our use of the Billings and Guarapiranga reservoirs.  If we were required to pay substantial charges to the owner or additional maintenance or operational costs for our use of these reservoirs, we could be materially and adversely affected.

Risks Relating to Our Business

We cannot anticipate the effects that further developments of the Basic Sanitation Law and its interpretation will have on the basic sanitation industry in Brazil and on us.

The Basic Sanitation Law was enacted on January 5, 2007.  While it has been in effect for more than three years, it is still at early stages of implementation in Brazil and we continue to be unable to anticipate all the effects that it might have on our operations and business.  There are still several uncertainties related to the Basic Sanitation Law interpretation.  It is likely that the federal government will enact a presidential decree to regulate certain issues that remain unclear under the Basic Sanitation Law.  We cannot anticipate what issues the presidential decree might regulate nor the effects that it would have on our business and operations, if any.  If the federal government enacts a decree that contains unfavorable terms to us, we could have a material adverse effect.

In addition, the new regulatory agency of the State of São Paulo for the basic sanitation industry, the ARSESP, has so far regulated our tariff structure and adjustments according to the same structure and adjustment formula that we ordinarily follow.  Pursuant to a cooperation agreement among the State and some municipalities, the ARSESP also regulates our tariffs in municipalities that selected ARSESP to perform the task of regulating our tariffs.  Since 2008, the ARSESP has been developing new concepts that might be included in the tariff structure and adjustment formula.  The ARSESP expects to release a revised tariff structure and adjustments formula in 2011.  We cannot anticipate additional changes that the ARSESP will implement on our tariff structure and adjustment formula nor the effects that these changes will have on us, in particular because our contractual rights under the concession agreements may not fully protect us due to its general open-ended nature.  If the changes are unfavorable to us, we could have a material adverse effect.  Moreover, the ARSESP also enacted certain rules establishing (i) the general conditions for the services we render, (ii) the communication process for any failure in our services and (iii) the penalties for deficiencies in the services.  We are currently evaluating the enforceability and legality of these rules.  The compliance with the rules enacted by ARSESP may adversely affect us.

Finally, under the Basic Sanitation Law we are required to have enforceable contractual arrangements with every municipality we serve by December 31, 2010.  We may not be in a position to comply with this requirement depending on the final decision of the Brazilian Supreme Court with respect to the titularity of the basic sanitation services in the metropolitan regions.  However, the Basic Sanitation Law does not provide for any penalty or fine in case of non‑compliance with this legal requirement.  If any penalty or fine is duly imposed on us due to our non‑compliance with this legal requirement, we could have a material adverse effect.  We are currently renegotiating 82 concession agreements with municipalities located outside the São Paulo metropolitan regions that expired since 2005.  From 2010 through 2030, 80 concession agreements will expire.  In addition, we do not hold formal concessions to provide water and sewage services to 32 municipalities located in metropolitan regions, including the city of São Paulo.

Our revenues depend mainly on the water and sewage services we render to the city of São Paulo.  We do not hold formal concession agreements to provide these services to the city of São Paulo and several other municipalities that we serve, and therefore may not be able to enforce our rights to continue to provide services in these municipalities.

Our operations are concentrated in the city of São Paulo, with which we have not entered into a concession agreement.  In the year ended December 31, 2008, the city of São Paulo accounted for 55.5% of our gross revenues and, as of December 31, 2008, 67.3% of our total assets.  In addition, we do not hold formal concessions in 31 other municipalities in the State of São Paulo, including the municipality of Santos, which is located in the coastal region and has, as of December 31, 2009, a population of approximately 429,000 people, where we operate under a deed of authorization (escritura pública de autorização).

Because we do not hold concessions or contractual rights to provide services in some of these municipalities, we may not be able to effectively enforce our right to continue to provide services or face difficulties in being timely paid for the services we provide.  In the future, our rights in respect of the city of São Paulo and these other municipalities could be modified or adversely affected by Brazilian federal, state or municipal governmental actions, judicial decisions or other factors.

From time to time, mayors of the city of São Paulo have initiated or proposed discussions with the State regarding entering into a formal concession agreement with us to provide water and sewage services in the city of São Paulo.  For a detailed discussion of these initiatives, see “Item 4.B. Business Overview—Government Regulation—Concessions.”

The Basic Sanitation Law sets December 31, 2010 as the deadline for water and sewage service companies, such as us, to regularize the provision of water and sewage services to municipalities, in case there is no formal concession agreement to provide services to municipalities.  We cannot anticipate the terms and conditions of these concession agreements and their effect on the provision of our services in these municipalities.

In addition, it remains uncertain whether state or municipal governments have the authority to plan and regulate basic sanitation services rendered to metropolitan regions, as well as the right to execute concession and program agreement.  This issue is under discussion at the Brazilian Supreme Court, in a suit initiated by third parties.  If the Brazilian Supreme Court grants this authority to municipal governments, under certain circumstances, we may be required to cease our operations in certain areas of the São Paulo metropolitan region in the event that certain municipalities opt to use another water and sewage service provider.  This uncertainty also creates an obstacle for us to enter into formal agreements with city of São Paulo because we are unable to anticipate which governmental authority will be deemed to have the authority to do so.

On November 14, 2007, we entered into an agreement with the city of São Paulo to establish the conditions for the provision of water and sewage services, and environmental utility services in the city of São Paulo.  The scope of this agreement may be limited by the Brazilian Supreme Court, but it will remain effective with respect to the services that remain under the authority of the city of São Paulo.  In December 2008, the São Paulo city council approved in an initial vote the proposed law No. 558/08, which authorizes the Executive Power to legally bind the city of São Paulo to an agreement with ARSESP and us in order to ensure stability in the rendering of services.  This project was approved in the first week of June 2009, authorizing the Executive Power to execute the agreement for a 30-year period.  This period can be extended for an additional 30-year period.  However, we will be required to offer minimum guarantees and certain services to the city of São Paulo, as part of the provision of water and sewage services.  See “Item 4.B. Business Overview—Our Operation—Operations in the São Paulo Metropolitan Region and Other Metropolitan Regions.”  A draft of the agreement was submitted to a public hearing.  We cannot anticipate the final results of the public hearing or when the agreement will be executed.

We cannot assure you when or whether there will be changes to the conditions under which we currently provide water and sewage services to these municipalities with which we do not hold formal concession agreements.  We cannot anticipate the effects of the Brazilian Supreme Court decision on the provision of our services in the city of São Paulo and in these other municipalities located in metropolitan regions, either of which may cause a material adverse effect on us.

We are exposed to risks associated with the provision of water and sewage services.

Our industry is specifically affected by the following risks associated with the provision of water and sewage services:

•         we may become subject to substantial water-related and sewage-related charges imposed by governmental water agencies of the State and of the federal government related to the abstraction of water from, or dumping of sewage into, water resources controlled by these agencies, which we may not be able to pass on to our customers. See “Item 4.B. Business Overview—Government Regulation—Water Usage”;

•         the degradation of watershed areas may affect the quantity and quality of water available to meet our costumers’ demand.  See “Item 4.A History and Development Of the Company – Capital Expenditure Program”;

•         our tariffs may not increase in line with increases in inflation and operating expenses, including taxes, or increase in a timely manner, which may hinder us from passing on to our customers increases in our cost structure.  These constraints may also have an adverse effect on our capability to fund our capital expenditure program and financing activities, and to meet our debt service requirements.  See “Item 5.A. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects of Tariff Increases”;

•         in some cases, we are required to continue providing services to certain municipalities to which we provide water on a wholesale basis that have overdue amounts owed to us and are not paying us on a regular basis and we cannot assure you of when or whether these municipalities will pay us in a timely manner;

•         we are exposed to eventual droughts that may adversely affect our water supply systems, resulting in a decrease in the volume of water distributed and billed as well as in the revenue derived from water supply distribution services.  See “Item 5.A. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects of Drought”; and

•         we are dependent upon energy to conduct our operations and eventual shortages or rationing of energy may prevent us from providing water and sewage services and may also cause material damage to our water and sewage systems when we resume operations.  Also, we may not be able to pass on to our customers significant increases in energy tariffs.

The occurrence of any of the above may have a material adverse effect on us.

  We may face difficulties in continuing to provide water and sewage services in the municipalities we serve and we cannot assure you that these municipalities will continue to require our provision of services under the same terms.

  At the end of 2008 and 2009, we were a provider of water and sewage services to 365 and 366 municipalities, respectively.  Since 2007, we have entered into 174 30-year term program agreements with municipalities, of which 14 were entered into in 2009.  These 174 municipalities accounted for 8.2% of our total revenues for the year ended December 31, 2009 and 8.7% of our total assets as of December 31, 2009.  By December 31, 2009, 82 of our concession agreements had expired and are under renegotiation.  These 82 municipalities accounted for 12.1% of our total revenues for the year ended December 31, 2009 and 12.9%  of our total assets as of December 31, 2009.  From 2010 to 2030, 80 concession agreements will expire.  These 80 concession agreements accounted for 9.1% of our total revenues for the year ended December 31, 2009 and 6.4% of our total assets as of December 31, 2009.  The remaining 32 concession agreements have indefinite terms and account for  65.7% of our total revenues for the year ended December 31, 2009 and 72.0% of our total assets as of December 31, 2009.

  We cannot assure that these municipalities will continue to require our services and enter into new concession agreements or program agreements with us.  These municipalities may choose to assume the direct provision of water and sewage services or promote a public bidding process to select another water and sewage service provider.  Depending on the eligibility requirements to participate in the public bidding processes, we may not qualify to participate in some or all of these public bidding processes.  If we participate in these public bidding processes, we cannot assure you that we will win the bid.

  In case we are successful in renegotiating our concession agreements or entering into program agreements with the municipalities whose concession agreements expired or will expire, we cannot assure you that the new concession or program agreements will have the same terms under which we currently provide services to these municipalities because the Basic Sanitation Law prevents us from planning, regulating and monitoring our services and it requires more stringent control by the municipalities or by the ARSESP.

  In case certain municipalities assume the direct provision of water and sewage services or promote a public bidding process to select another water and sewage service provider, or the new terms or conditions of the concession or program agreements are less favorable to us, we may be materially and adversely affected.  See “Item 4.B. Business Overview—Our Operations” and “Item 4.B. Business Overview—Government Regulation—Public Consortia Law and Cooperation Agreement for Joint Management.”

  Municipalities may, under certain circumstances, terminate our concessions before their expiration and the indemnification may be inadequate to recover the full value of our investments.

  The concessions we hold are subject to early termination provisions, which entitle municipalities to terminate our concessions prior to their expiration date under certain circumstances.  Municipalities may terminate our concessions if we fail to comply with our obligations under the relevant concession agreement or applicable law, or if the municipality determines, through an expropriation proceeding, that terminating our concession prior to its expiration date is in the public interest.  If any municipality terminates our concession before the expiration date, we are entitled to be indemnified for the unamortized portion of our investments, but the indemnification may not be sufficient for us to recover the full value of our investments.  Further, under the terms of the Constitution of the State of São Paulo, municipalities may pay the indemnification over a term of 25 years.  However, the Brazilian Supreme Court stayed the application of this provision of the Constitution of the State of São Paulo in 1997 and the decision remains valid until final judgment.

  In 1997, the municipality of Santos enacted a law expropriating our water and sewage systems in Santos.  There are pending legal proceedings discussing the expropriation carried out by this municipality.  In 1995, the municipality of Diadema terminated the concession agreement that had been entered into with us prior to the expiration of the concession agreement. We and the municipality of Diadema settled the lawsuit in 1996, but the municipality of Diadema did not comply with this settlement. In December 2008, we entered into a memorandum of understanding with the State of São Paulo, the municipality of Diadema and State Secretariat for Sanitation and Energy (Secretaria de Saneamento e Energia do Estado de São Paulo). This memorandum establishes our agreement to conclude negotiations and settle all outstanding amounts. In addition, it indicates our intent to develop a share infrastructure for the provision of water and sewage services. This memorandum of understanding stayed the collection proceedings we had filed against the municipality of Diadema. We continue to provide water and sewage services to the city of Santos and supply water on a wholesale basis to the city of Diadema. For further information on these lawsuits, see “Item 8.A. Consolidated Statements and other Financial Information—Legal Proceedings.”

  We cannot assure you that other municipalities will not seek to terminate their concession agreements before the contractual expiration date.  The early termination of concession agreements by municipalities, our inability to receive adequate indemnification for the investments we made, or the payment of indemnification due to us over a long period, may have a material adverse effect on us.

  The Basic Sanitation Law has established new provisions governing the indemnification of water and sewage service providers in case of early termination of concession agreements by a municipality and reduced the term over which indemnification must be paid to four years.  These provisions may also be applicable to concession agreements entered into prior to the enactment of the Basic Sanitation Law, as long as these concession agreements do not have a contractual indemnification provision in case of early termination.  Nevertheless, we cannot anticipate the effects of the new Basic Sanitation Law on the amount of, and enforceability of the right to, indemnification and how Brazilian courts will enforce the provisions of the Basic Sanitation Law.

  Any failure to obtain new financing may adversely affect our ability to continue our capital expenditure program.

  Our capital expenditure program will require substantial liquidity and capital resources of approximately R$8.6 billion in the period from 2009 through 2013.  We recorded R$1.7 billion and R$1.8 billion in 2008 and 2009, respectively, with our capital expenditure program.

  We have funded in the past, and we plan to continue to fund, these expenditures with funds generated by operations and domestic and foreign currency borrowings on acceptable terms.  A significant portion of our financing needs have been funded by lenders controlled by the federal government.  We also benefit from long‑term financing from domestic and international multilateral agencies and development banks at attractive interest rates.  Changes in the policies of the federal government regarding the financing of water and sewage services, or our failure to continue to benefit from long‑term financing from domestic and international multilateral agencies and development banks at attractive interest rates may impair our ability to meet our obligations or finance our capital expenditure program, which could have a material adverse effect on us.

  As a general rule, financial institutions and other institutions authorized to provide credit by the Central Bank may only provide loans to public sector entities, such as us, up to a certain percentage of the entity’s shareholders’ equity.  Because of these limitations on our ability to obtain credit from domestic financial institutions, our options for raising funds, other than the cash generated by our operations, consist mainly of borrowing from governmental agencies, national and international financial institutions or multilateral agencies and issuing debt securities in both the domestic and international capital markets.  These legal limitations could adversely affect our ability to continue our capital expenditure program.

  We are also subject to financial covenants limiting our ability to incur additional indebtedness, whether denominated in reais or foreign currency.  For further information on these covenants, see “Item 5.B. Operating and Financial Review and Prospects.”  These financial covenants may prevent us from completing our capital expenditure program, which could have a material adverse effect on us.

  We are subject to cost increases to comply with environmental law requirements and potential environmental liability that could have a material adverse effect on us.

  Our facilities are subject to extensive Brazilian federal, state and municipal laws and regulations and environmental covenants relating to the protection of human health and the environment.  These laws and regulations limit or prohibit emissions or spills of effluents and toxic substances, such as raw sewage, produced in connection with our operations.  Current and past disposal and emissions practices may result in the need for us to clean up or retrofit our facilities at substantial costs and could result in substantial liabilities.  We could be subject to civil public actions and criminal, administrative and other civil proceedings for non‑compliance with environmental laws and regulations, which could expose us to civil penalties and criminal sanctions, such as fines, closure orders and significant indemnification obligations.  Since environmental laws and their enforcement by Brazilian authorities are becoming more stringent, our capital expenditures and expenses for environmental compliance may increase substantially.  Expenditures required for compliance with environmental laws and regulations may result in reductions in other strategic investments that we have planned, which could negatively affect us.  We are a party to a number of civil public actions related to environmental matters, with regard to which we are unable to calculate our estimated amount of potential liability.  In addition, due to more stringent enforcement of environmental laws by Brazilian courts, we may be required to pay substantial fines and indemnifications in amounts that may vary widely from those currently anticipated.  Any unfavorable judgment in relation to these proceedings or any material unforeseen environmental liabilities may have a material adverse effect on us.  For further information on these lawsuits, see “Item 8.A. Consolidated Statements and other Financial Information—Legal Proceedings.”

  Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on us.

  We are a party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among others, civil, environmental, tax, labor, condemnation and other proceedings.  A substantial monetary judgment against us in one or more of these legal proceedings may have a material adverse effect on us.  Based on advice from our legal counsel, we have provisioned a total aggregate amount of R$1,468.8 million as of December 31, 2009 to cover probable losses related to legal proceedings.  This provision does not cover all legal proceedings involving monetary claims filed against us and it may be insufficient to cover our liabilities related to these claims.  Any unfavorable judgment in relation to these proceedings may have a material adverse effect on us.  For more information, see “Item 8.A. Consolidated Statements and other Financial Information—Legal Proceedings.”

  Risks Relating to Our Common Shares and ADSs

  The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell our common shares underlying the ADSs at the price and time you desire.

  Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in major securities markets, and these investments are often considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets.  The ten largest companies in terms of market capitalization represented approximately 50.4% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2009.  The top ten stocks in terms of trading volume accounted for approximately 45.8%, 53.14% and 50.4% of all shares traded on the BM&FBOVESPA in 2007, 2008 and 2009, respectively.

  Investors who exchange ADSs for common shares may lose their ability to remit foreign currency abroad and to obtain Brazilian tax advantages.

  The Brazilian custodian for the common shares underlying our ADSs must obtain a certificate of registration from the Central Bank to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to our common shares or upon the disposition of our common shares.  If an ADR holder decides to exchange ADSs for the underlying common shares, this holder will be entitled to continue to rely on the custodian’s certificate of registration for five business days from the date of exchange.  After that period, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless he or she obtains his or her own certificate of registration or register under Resolution No. 2,689, dated January 26, 2000, of the Brazilian National Monetary Council (Conselho Monetário Nacional), which entitles registered foreign investors to buy and sell on the Brazilian stock exchanges.  If the holder does not obtain a certificate of registration or register under Resolution No. 2,689, this holder will generally be subject to less favorable tax treatment on gains with respect to our common shares.

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

  Under our by-laws, any disputes among us, our shareholders and our management with respect to the application of Novo Mercado rules, Brazilian Corporate Law and the application of the rules and regulations regarding Brazilian capital markets will be resolved by arbitration conducted pursuant to the BM&FBOVESPA Arbitration Rules in the Market Arbitration Chamber.  Any disputes among shareholders, including ADR holders, and disputes between us and our shareholders, including ADR holders, will also be submitted to arbitration.  As a result, a court in the United States might require that a claim brought by an ADR holder predicated upon the U.S. securities laws be submitted to arbitration in accordance with our by-laws.  In that event, a purchaser of ADSs would be effectively precluded from pursuing remedies under the U.S. securities laws in the U.S. courts.

  A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.

  U.S. holders of common shares and ADSs may not be able to exercise the preemptive rights and tag-along rights relating to common shares unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement with respect to our common shares relating to these rights, and we cannot assure you that we will file any such registration statement.  Unless we file a registration statement or an exemption from registration is available, an ADR holder may receive only the net proceeds from the sale of his or her preemptive rights and tag-along rights or, if these rights cannot be sold, they will lapse and the ADR holder will receive no value for them.

  A holder of our ADSs may find it more difficult than a holder of our common shares to exercise his or her voting rights at our shareholders’ meetings.

  Holders may exercise voting rights with respect to the common shares represented by our ADSs only in accordance with the deposit agreement relating to our ADSs.  There are no provisions under Brazilian law or under our by‑laws that limit the exercise by ADR holders of their voting rights through the depositary with respect to the underlying common shares.  However, there are practical limitations upon the ability of ADR holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders.  For example, our common shareholders will receive notice of shareholders’ meetings through publication of a notice in an official government publication in Brazil and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.  ADR holders, by comparison, will not receive notice directly from us.  Instead, in accordance with the deposit agreement, we will provide the notice to the depositary, which will, in turn, as soon as practicable thereafter mail to ADR holders the notice of the meeting and a statement as to the manner in which instructions may be given by holders, but only if we request the depositary to do so.  To exercise their voting rights, ADR holders must then instruct the depositary as to voting the common shares represented by their ADSs.  Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADR holders than for holders of common shares.  ADSs for which the depositary fails to receive timely voting instructions will not be voted at any meeting.

  ITEM 4.        Information on the Company

  4.A. History and Development of the Company

  Overview

  Companhia de Saneamento Básico do Estado de São Paulo‑SABESP is a sociedade de economia mista, a mixed capital company of unlimited duration, incorporated on September 6, 1973, with limited liability, duly organized and operating under Brazilian Corporate Law.  Our principal executive offices are located at Rua Costa Carvalho, 300, 05429‑900 São Paulo, SP, Brazil.  Our telephone number is (55‑11 3388‑8000).  Our agent for service of process in the United States is CT Corporation System, with offices at 818 West Seventh Street – Team 1, Los Angeles, CA 90017.  As set forth in Article 2 of our by‑laws, our corporate purpose is to render basic sanitation services aiming at the universalization in the State of São Paulo without harming our long‑term financial sustainability.  Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities.  We are allowed to operate, in a secondary subsidiary form, in other Brazilian locations and abroad.  See “Item 4.B. Business Overview—Government Regulation—Public Consortia Law and Cooperation Agreement for Joint Management.”

  We believe we are one of the largest water and sewage service providers in the world based on the number of customers in 2009, according to the 11th edition of the Pinsent Masons Water Yearbook.  We operate water and sewage systems in the State of São Paulo in which the city of São Paulo, Brazil’s largest city, is located.  According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the State of São Paulo is Brazil’s most populous state and the state with the highest gross domestic product, or GDP, in Brazil.  We had consolidated net revenue from sales and services of R$6,730.5 million and consolidated net income of R$1,373.9 million for the year ended December 31, 2009.  We had total consolidated assets of R$21,565.2 million and shareholders’ equity of R$10,527.6 million as of December 31, 2009.

  We provide water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 366 of the 645 municipalities in the State of São Paulo, including the city of São Paulo.  We also supply water on a wholesale basis to six municipalities in the São Paulo metropolitan region in which we do not operate water systems.  For the year ended December 31, 2009, the São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis) and the Regional Systems accounted for 75.6% and 24.4% of our gross revenue from sales and services, respectively.

  As of December 31, 2009, we provided water services to approximately 23.4 million people, approximately 60% of the urban population of the State of São Paulo, and effectively had a water coverage ratio of 100% through 63,732  kilometers of water pipes and mains to approximately 7.1 million water connections.  As of December 31, 2009, we provided sewage services to approximately 19.6 million people through 42,896  kilometers of sewer lines to approximately 5.5 million sewage connections.  In addition, we currently supply water on a wholesale basis to six municipalities with a total estimated urban population of approximately 3.3 million.

  The State, our controlling shareholder, is required by law to own at least one-half plus one of our common shares.  The State currently owns 50.3% of our outstanding common shares.  As a mixed capital company, we are an integral part of the State governmental structure.  Our strategy and major policy decisions are formulated in conjunction with the State Secretariat for Sanitation and Energy as part of the overall strategic planning for the State.  The majority of the members of our board of directors and our board of executive officers are nominated by the State Council for Protection of Capitals of the State (Conselho de Defesa de Capitais do Estado de São Paulo), or CODEC, a State agency presided over by the Secretary of the State Treasury (Secretaria da Fazenda) and reporting directly to the State governor.

  In addition, our capital expenditure budget is subject to approval by the State legislature and is approved in conjunction with the budget of the State Secretariat for Sanitation and Energy as a whole.  Our financial statements and accounting records are subject to review by the State Accounts Tribunal (Tribunal de Contas), as are all accounts of the State.

  Our Strengths

  We believe that our strong business position and future prospects relate to the following strengths:

  Well-established business with significant size, scale and know-how to operate in complex urban settings.  We are one of the largest water and sewage services provider in the world.  We provide water services directly to approximately 23.4 million people and supply water on a wholesale basis to an additional urban population of 3.3 million people.  As of December 31, 2009, we effectively had a water coverage ratio of 100%.  We also provide sewage services directly to approximately 19.6 million people, achieving a sewage coverage ratio of 80% as of December 31, 2009.  From 2004 through 2009, our net revenue from sales and services has increased by an average of 8.89% per year.  Our significant size and scale have required us to operate in complex urban settings such as favelas (shantytowns) and environments without urban planning, which has enabled us to develop skills to operate in adverse and have well-trained personnel and a specialized structure that our competitors lack.

  Operations in Brazil’s most populous and wealthy state.  The State of São Paulo, part of the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated population of 42.4 million as of December 31, 2009.  The city of São Paulo had an estimated population of 10.9 million as of December 31, 2009, with 20.2 million inhabitants in the São Paulo metropolitan region.  Based on its GDP, the State of São Paulo is the wealthiest state and largest economy in Brazil.  The GDP of the State of São Paulo was approximately R$902.8 billion in 2007, representing approximately 34% of Brazil’s total GDP.  The State of São Paulo generates more revenue from water and sewage services than any other Brazilian state.

  High-quality operations.  We believe that we adhere to high standards of service and utilize the best available technology in the sanitation business to control the quality of the water captured, produced and distributed.  All 16 of our water quality control laboratories operate in accordance with the NBR ISO 9001, which follows the highest international standards.  From our 16 laboratories, 13 are accredited by the National Institute of Metrology, Standardization and Industrial Quality, or INMETRO, thereby assuring the quality and accuracy of our test results, according to NBR/IEC ISO 17.025.  Moreover, our laboratories and field teams use the latest equipment to detect substances controlled by regulations and have highly trained teams to handle contingencies and customer complaints.  We believe our technology enhances the efficiency and quality of our operations.

  Access to low-cost and diverse sources of financing.  Our strong cash flow generation from operations and our role as an essential public service provider place us in a privileged position in our industry to obtain low cost, long‑term financing from Brazilian public banks, and domestic and international multilateral agencies and development banks.  In addition, we are not dependent upon a limited number of sources of financing.  We benefit from various funding alternatives available in the Brazilian and international markets for our working capital needs and our capital expenditure programs.

  Strong corporate governance practices.  In 2002, we joined the Novo Mercado segment of the BM&FBOVESPA, which is the listing segment in Brazil with the highest corporate governance requirements.  As a result, we are committed to maintaining certain additional corporate governance practices that are not required by Brazilian law, ensuring additional protection to our shareholders rights and enhancing the quality of information we disclose to the market.  On December 1, 2007, we became part of the BM&FBOVESPA Corporate Sustainability Index, or the ISE, and, as of the date of this annual report, we remain the only company from the sanitation industry to be part of this index, which reflects our high degree of commitment to sustainable environmental and social practices.

  Expansion opportunities.  We had a sewage coverage ratio of 80.0% as of December 31, 2009, and plan to increase our sewage coverage ratio to 90.0% by 2018 by adding over 1.6 million sewage connections.  In addition, there are municipalities in the State of São Paulo representing an aggregate population of approximately 16.4 million to which we currently do not provide water or sewage services, or to which we currently supply water solely on a wholesale basis.  Our strong presence in the State and experience in providing water and sewage services place us in a privileged position to expand (i) our sewage services to municipalities in which we provide only water services and (ii) our water and sewage services to municipalities in which we do not yet operate, not only in the State of São Paulo but also in other states of Brazil and abroad.

  Our Strategy

  Our mission is to provide water and sewage services, contributing to the improvement of the quality of life and of the environment.

  To this end, our strategic objectives are based upon the guiding principles of growth, quality, universalization of water services, social, economic and environmental sustainability.  We also base our strategic objectives on our political and institutional relationships as well as on our commitment to the market to increase shareholder value.  We seek to implement these guiding principles through the following strategies:

  Reduce operating costs and increase productivity and profitability.  We intend to make our best efforts to reduce operating costs and increase productivity and profitability.  To achieve this goal, we plan to improve the management of our assets, as well as to continue to reduce our total salary and payroll expenses by decreasing the number of our employees, automating some of our operations, streamlining operational processes, implementing integrated planning and further investing in internal technological research and development.  We will also continue our efforts to improve our collection of overdue accounts receivable from municipalities to which we provide services, from the State and from other governmental entities, including by exploring opportunities to offset these outstanding debts against certain possession or property rights over utilities relating to water and sewage systems.

  Ensure the quality and availability of our services in our existing service area.  Our goal is to maintain an effective water coverage ratio of 100% coupled with a high standard of quality and availability.  We intend to continue to effectively have a water coverage ratio of 100% and meet population growth by adding 1.4 million water connections by 2018 and to increase our sewage coverage ratio to 90% by 2018.  To ensure the quality and availability of our services, we also intend to improve customer relations by shortening response times for customer installations as well as through a focused public relations program to enhance our image.  In addition, we are also developing short, medium and long‑term marketing strategies, such as client segmentation and tailor-made solutions for each type of client, which we believe will help us increase our customer base.

  Maintain and continue to expand our existing service areas.  We intend to maintain our operating base through the execution of new concession or program agreements.  To this end, we are actively seeking to develop closer relationships with the municipal governments that we currently serve in order to increase customer loyalty and thereby renew all or substantially all our expiring concession agreements.  Since 2007, we have entered into 174 30-year term program agreements with municipalities, of which 14 were entered into in 2009.  These 174 municipalities accounted for  8.2% of our total revenues for the year ended December 31, 2009 and  8.7% of our total assets as of December 31, 2009.  By December 31, 2009, 82 of our concession agreements had expired and are under renegotiation.  These 82 municipalities accounted for 12.1% of our total revenues for the year ended December 31, 2009 and 12.9%  of our total assets as of December 31, 2009.  From 2010 to 2030, 80 concession agreements accounting for 9.1% of our total revenues for the year ended December 31, 2009 and 6.4% of our total assets as of December 31, 2009 will expire.  We have also developed a platform to offer unique services relating to sustainability, environmental preservation and water resource management to our large industrial, commercial and residential customers in order to encourage these customers to continue to use our water services.  We also intend to continue to expand our sewage services.  A significant portion of our capital expenditure program, of approximately R$8.6 billion between 2009 and 2013, is designed to achieve this goal.  We also regularly explore the possibility of executing agreements for the provision of water and sewage services in municipalities of the State of São Paulo in which we currently have no operations or to which we currently supply water and provide sewage treatment solely on a wholesale basis, representing a total population of approximately 16.4 million.  We evaluate possible expansion opportunities in terms of proximity to our existing service areas to maximize return on investment and improve our financial performance.  We also intend to study, and take advantage of, opportunities in other Brazilian states and in other countries to expand our services and increase our market share.

  Seek selective opportunities to expand our business.  In 2007, a change in our by-laws expanded the scope of our corporate purpose to include activities complementary to our water and sewage services, such as urban rainwater management and drainage services, urban cleaning services and solid waste management services.  We have recently (i) entered into a consultancy agreement with Instituto Costarricence de Acueductos y Alcantarillados, a Costa Rican company; (ii) executed five agreements with certain regional basic sanitation companies to exchange technology; (iii) executed a memorandum of understanding with three municipalities to operate a landfill; (iv) entered into a partnership agreement with OHL to provide sewage treatment services to the municipality of Mogi-Mirim through a special purpose company; (v) executed two cooperation agreements with Mekorot National Water Company, an Israeli corporation, and Sociedade General Aguas de Barcelona S/A – Agbar, a Spanish corporation, which will allow us to exchange know-how and learn future opportunities; (vi) organized a bidding process for the use of small hydroelectric power plants in our water treatment stations in Guaraú and Vertedouro Cascata; (vii) been selected in an international public bidding process in Panama to render consulting services relating to a program of rational use of water and to the implementation of a new model for commercial and operating management of IDAAN, the corporation in charge of the sewage services in the central provinces of Panama pursuant to a three-year term agreement in the amount of US$8.8 million.  We were the first company in the basic sanitation industry in Brazil to win a public bidding process abroad.  We intend to continue to selectively seek new business opportunities to take advantage of our know-how, size and scale.

  Continue to prudently manage our levels of indebtedness.  We intend to continue to fund our working capital needs and estimated capital expenditure programs with diversified sources of financing, such as Brazilian public banks, domestic and international multilateral agencies, and development banks.  We will continue to seek market opportunities for low-cost financing and restructuring of our indebtedness if and when advantageous and appropriate to us.  Our total financial indebtedness increased by 20.8%, from R$5,685.2 million in 2007 to R$6,865.1 million in 2008.  As of December 31, 2009, our total financial indebtedness totaled R$6,560.0 million.  In addition, in 2008, our total foreign denominated indebtedness recorded a 83.6% increase, from R$1,242.3 million to R$2,281.0 million, as a result of the depreciation of the real versus the U.S. dollar, the AB Loan financing contracted with Inter-American Development Bank, or the IADB, and the amortization of international financing installments.

  Improve operating efficiency and reduce water losses.  We seek to reduce both real water losses and commercial water losses.  To achieve long‑term and more consistent results, we have created a company-wide program to reduce water losses.  After a series of discussions with local and international institutions to obtain funding for the program, we have been successful in obtaining funding for the first two years of the program (2009 and 2010) with the Brazilian Development Bank (BNDES) and are at advanced stages of negotiation with the Government of Japan through the Japan International Cooperation Agency (JICA) for the funding of the next three years (2011 to 2013) of the program.  Our focus is to renew our infrastructure in order to reduce real water losses, mainly through the implementation of supply centers and districts of water measurement, which are water supply districts with a smaller number of connections.  These measures will enable us to detect and repair leaks more efficiently.  The program will also reduce commercial water losses by upgrading and replacing inaccurate water meters and by increasing supervision of irregular water consumption in active and inactive water connections.  We reduced our water losses from 27.9% in 2008 to 26.0% in 2009.

  We believe that our overall strategy will enable us to meet the demand for high quality water and sewage services in the State of São Paulo, other Brazilian states and abroad, while strengthening our results of operations and our financial condition and creating shareholder value.

  State of São Paulo

  The State of São Paulo is one of 26 states that, together with the Federal District of Brasília, constitute the Federative Republic of Brazil.  The State of São Paulo is located in the southeastern region of the country, which is, according to IBGE, the most developed and economically active region of Brazil, and which includes the States of Minas Gerais, Espírito Santo and Rio de Janeiro.  The State of São Paulo is located on the Atlantic coast of Brazil, with the States of Rio de Janeiro and Minas Gerais to the north, the State of Paraná to the south and the State of Mato Grosso do Sul to the west.

  The State of São Paulo occupies 3.0% of Brazil’s land mass and encompasses an area amounting to approximately 96,000 square miles.  According to the SEADE, the State of São Paulo had an estimated population of 42.4 million as of December 31, 2009.  The city of São Paulo, the State of São Paulo’s capital, had an estimated population of 10.9 million, with 20.2 million inhabitants in the São Paulo metropolitan region, also as of December 31, 2009.  The São Paulo metropolitan region encompasses 38 cities and is the third largest metropolitan region in the Americas and the fifth largest metropolitan region in the world, according to the United Nations’ World Urbanization Prospects, 2007 Revision.  The São Paulo metropolitan region accounted for approximately 48.0% of the population of the State of São Paulo as of December 31, 2009.

  According to the IBGE, the GDP of the State of São Paulo was approximately R$902.8 billion in 2007, representing approximately 34.0% of the Brazil’s total GDP, making it the largest economy of any state in Brazil, based on the GDP.  The State of São Paulo is the leading Brazilian state in terms of manufacturing and industrial activity, also according to IBGE, with a strong position in car manufacturing, pharmaceuticals, computer manufacturing, steel making and plastics, among other activities, as well as a leading position in the banking and financial services industries.  The State of São Paulo is the most important exporting state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

  History

  Until the end of the nineteenth century, water and sewage services in the State of São Paulo were generally provided by private companies.  In 1877, the Province of São Paulo granted a concession for the rendering of water and sewage services to Companhia Cantareira de Água e Esgotos.  In 1893, the government of the Province of São Paulo assumed responsibility for the rendering of water and sewage services from the Companhia Cantareira de Água e Esgotos and formed the Office of Water and Sewers (Repartição de Água e Esgotos), a governmental agency.  Since that time, water and sewage services in the São Paulo metropolitan region have been administered by the State government.  Historically, water and sewage services in substantially all other municipalities of the State were administered by the municipalities directly either by municipal water and sewage departments or through autarquias of the municipal government.  Autarquias are relatively autonomous public bodies with separate legal standing, assets and revenues, created by law to undertake administration of public services, which are considered to be better managed by a decentralized administrative and financial structure.

  In 1954, in response to dramatic population growth in the São Paulo metropolitan region, the State government created the Department of Water and Sewers (Departamento de Águas e Esgotos), as an autarquia of the State.  The Department of Water and Sewers provided water and sewage services to various municipalities in the São Paulo metropolitan region.

  A major restructuring of the entities providing water and sewage services in the State of São Paulo occurred in 1968 with the creation of the Water Company of the São Paulo Metropolitan Region (Companhia Metropolitana de Água de São Paulo), or the COMASP, which purpose was to provide potable water on a wholesale basis for public consumption in the municipalities of the São Paulo metropolitan region.  All assets relating to the production of potable water for the São Paulo metropolitan region previously owned by the Department of Water and Sewers were transferred to COMASP.  In 1970, the Superintendency of Water and Sewers of the city of São Paulo (Superintendência de Água e Esgoto da Capital), or the SAEC, was created by the State government to distribute water and collect sewage in the city of São Paulo.  All assets previously owned by the Department of Water and Sewers in connection with the water services were transferred to SAEC.  Also in 1970, the State created the Basic Sanitation Company of the São Paulo Metropolitan Region (Companhia Metropolitana de Saneamento de São Paulo), or the SANESP, to provide sewage treatment services for the São Paulo metropolitan region.  All assets previously owned by the Department of Water and Sewers in connection with the sewage services were transferred to SANESP.  The Department of Water and Sewers was subsequently closed.

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

  Corporate Organization

  In 2005, we reorganized our corporate management structure.  As a result, we currently have six management divisions, each of which is supervised by one of our executive officers.

  The allocation of responsibilities among the executive officers is made by our board of directors, after an initial proposal made by the Chief Executive Officer, in accordance with our by-laws.  The Chief Executive Officer is responsible for coordinating all management divisions in accordance with the policies and directives established by our board of directors and board of executive officers, including performing the coordination, evaluation and control of all functions related to Chief Executive Officer’s office and staff, strategic integrated planning, business management and organization, corporate communication, audit, ombudsman, and regulatory matters.  The Chief Executive Officer represents our Company before third parties and some of the representation powers can be granted to attorneys-in-fact.  The executive officers described below report to the Chief Executive Officer:

  •         the Corporate Management Officer, who is responsible for marketing, human resources and quality control programs, legal affairs, information technology, asset management, legal and procurement, and contracts.

  •         the Chief Financial Officer and Investor Relations Officer, who is responsible for financial planning, raising and allocating financial resources to all divisions within the Company, conducting capital markets and other indebtedness-related transactions and managing indebtedness levels, control department, accounting, corporate governance and investor relations.

  •         the Technology, Enterprises and Environment Officer, who is responsible for the environmental planning and management, technological and operating, quality control, developments and coordination and execution of special investment programs, projects and new businesses.

  •         the Chief Operating Officer of the São Paulo Metropolitan Region Division and the Chief Operating Office of the Regional Systems Division, who are responsible for managing the operation, maintenance, execution of planning and works for the water and sewage supply systems including planning and works for our services rendered on a wholesale basis, sales and call center services, as well as the control of economic-financial and operational performance of its division.  These Chief Operating Officers are also responsible for sanitation advisory services to autonomous municipalities and for the mediation and the negotiation with communities and local governments, aiming at aligning our interests with the interests of our clients.

  Capital Expenditure Program

  Our capital expenditure program is designed to improve and expand our water and sewage system and to increase and protect our water sources in order to meet the growing demand for water and sewage services in the State of São Paulo.  Our capital expenditure program has four specific goals in the municipalities we serve:  (i) to continue to meet the maximum demand for treated water; (ii) to expand the percentage of households connected to our sewage system; (iii) to increase the treatment of sewage collected; and (iv) to increase operating efficiency and reduce water losses.

  From 2000 through 2009, our capital expenditure program totaled R$9.6 billion, primarily to build up our infrastructure and for our efforts to reduce water losses.  We have budgeted investments in the amount of approximately R$8.6 billion from 2009 through 2013.  We invested R$904.9 million, R$921.1 million, R$1.7 billion and R$1.8 billion in 2006, 2007, 2008 and 2009, respectively.

  The following table sets forth our planned capital expenditures for water and sewage infrastructure for the years indicated.

	Planned Capital Expenditures
	2009	2010	2011	2012	2013	2009-2013
	(in millions of reais)

Water	577	590	664	653	668	3,152
Sewage	859	948	835	867	827	4,336
Others	214	212	254	228	231	1,139
Total	1,650	1,750	1,753	1,748	1,726	8,627

  Our capital expenditure program from 2009 through 2013 will continue to focus on achieving our targets by making regular investments in and expanding our infrastructure as well as making investments in the reduction of water losses throughout the 366 municipalities we serve.  The following is a description of the main projects in our capital expenditure program.

  Metropolitan System Investment Program

  Metropolitan Water Program

  Demand for our water services has grown steadily over the years in the São Paulo metropolitan region and has exceeded at times the capacity of our water systems.  As a result, prior to September 1998, part of our customers in this region received water only on alternate days of the week.  We refer to this as “rotation.”  In order to remedy this situation, we implemented the Metropolitan Water Program to improve regular water supply to the entire São Paulo metropolitan region.  This program terminated in 2000 and the rotation was eliminated, but we have maintained our investment projections for the region.  The infrastructure of water storage tanks will be expanded by 210,000 cubic meters, and 44 water pumping stations and 240 kilometers of mains will be constructed.  The investment will reach R$2.7 billion and the construction will expand the water production capacity in 13.2 cubic meters per second until 2014.  We have been working on the project since 2006 and it is expect to be completed by 2014.  In 2006, 2007, 2008 and 2009, we invested R$53.0 million, R$176.0 million, R$223.0 million and R$327.0 million, respectively, in this region.  The Alto Tietê Public Private Partnership was the most significant project of the Metropolitan Water Program in 2008 and 2009.

  Alto Tietê Public Private Partnership (PPP)

  In June 2008, we entered into a Public Private Partnership, or PPP, with Cab Spat, a special purpose company whose main shareholders are Cab Ambiental and Galvão Engenharia S.A. Cab Spat will be responsible for (i) expanding the Taiaçupeba water treatment plant capacity from 10 cubic meters per second to 15 cubic meters per second, (ii) building 17.7 kilometers of water connections and mains, (iii) building four water storage tanks with total capacity of 70,000 cubic meters, (iv) installing boosters, and (v) building pumping stations.  The total investment in projects to be done by Cab Spat is estimated at R$300.0 million.  Cab Spat will also perform maintenance on the dams of the Alto Tietê System, at which time Cab Spat will also provide civil engineering, electromechanical and operational services, as well as sludge treatment and the corresponding services regarding water adduction and water supply.  The total value of the project is estimated at R$1.0 billion.  We intend to pay these investments over 15 years upon the completion of the contracted projects and services.  We initiated the provision of the services on February 1, 2009, and the works of construction on February 11, 2009.  Throughout 2009, we executed 39.0% of the construction work.

  Tietê Project

  The Tietê river crosses the São Paulo metropolitan region and receives most of the region’s run‑off and wastewater.  The environmental status of the river reached a critical level in 1992.  As a way of reversing the situation, the State of São Paulo created a recovery program designed to reduce pollution of the Tietê river by installing sewage collection lines along the banks of the Tietê river and its tributaries.  These lines collect raw sewage and deliver it to our sewage treatment facilities.  We completed the first phase of the program during the years of 1992 and 1998.

  In connection with the first phase of the Tietê Project, in June 1998, we completed the construction of three additional sewage treatment facilities and invested a total of US$1.1 billion, of which US$450.0 million was financed by the IDB, US$100.0 million was financed by Caixa Econômica Federal, or the Caixa, and US$550.0 million was funded by us.

  The second phase of the project was carried out from 2000 through 2008, with investments of approximately US$500.0 million, of which US$200.0 million were financed by the IDB, R$60.0 million were financed by the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or the BNDES, and R$180.0 million were financed by the BNDES through another financial institution.  In this phase, 290,000 sewage connections and more than 1,500 kilometers of sewage collections networks, branch collectors and interceptors were installed and/or built.  Upon the conclusion of the second phase of the project in 2008, we were able to collect approximately 5,000 liters of raw sewage per second and send it for treatment in the five sewage treatment plants of our integrated system.

  The main objective of this second phase was to continue expanding and optimizing of the sewage systems of the São Paulo metropolitan region, primarily focusing on actions that allow the destination of a higher volume of raw sewage to the sewage treatment facilities that were built in the first phase of the Tietê Project.

  As part of the second phase of the Tietê Project, we implemented the geographic information system named SIGNOS.  SIGNOS is a management information system which automates and integrates various business processes, including project management, maintenance, operations and customer service and maps out our entire municipal infrastructure in the São Paulo metropolitan region.

  The first and second phases of the Tietê Project contributed to an increase from 70.0% to 84.0% in the sewage collection and an increase from 24.0% to 70.0% in the treatment of the sewage collected in the São Paulo metropolitan region.  As a result, the sewage collection system benefited 15.8 million people (5.1 million more than the number of people served when the Tietê Project was initiated), and the sewage treatment benefited 11.1 million people (8.5 million more than the number of people served when the Tietê Project was initiated).

  As of December 31, 2008 and 2009, we owed US$236.7 million and US$164.5 million to the IDB, respectively, for the financing it provided.  For further information on the agreement entered into with the IDB, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Sources.”  We now provide secondary treatment to approximately 70.0% of the sewage collected in the São Paulo metropolitan region.  The five principal sewage treatment facilities in the São Paulo metropolitan region have an aggregate installed capacity of 18 cubic meters of sewage per second and currently treat an aggregate of 15 cubic meters of sewage per second.  We plan to build additional collection lines to direct more raw sewage to our treatment facilities.

  The third phase of the Tietê Project, designated as “the decontamination of the Tietê river,” aims at contributing to the recuperation of the water quality of the Tietê river basin through the expansion of the level of collection and treatment of sewage in the São Paulo metropolitan region, with a total estimated cost of US$1.1 billion.

  The program plan of the third phase comprises mainly (i) drainage collection (collection networks and home connections), (ii) removal and transport of the drainage for treatment (branch collectors and interceptors), and (iii) the construction of sewage treatment plants, not only of the integrated drainage system of the São Paulo metropolitan region, but also of various isolated systems in the same region, during a six-year period from 2009 to 2015.  After the third phase of the Tietê Project,  the sewage collection system will benefit an additional 1.5 million people and the sewage treatment will benefit 3.0 million people.

  Corporate Water Loss Reduction Program

  The objective of the corporate water loss reduction program is to decrease water losses more efficiently by means of the integration and expansion of the existing initiatives in our business units.  We began structuring the program in the second semester of 2007 and finalized it in 2008.  We anticipate investments of approximately R$3.0 billion.  The program has a 11-year term, beginning in 2009 and aims at reducing the incidence of water loss from 436 liters per connection per day in December 2008 to 211 liters per connection per day in 2019, which is equivalent to reducing water losses from 27.9% in December 2008 to 13.0% in 2019.  This number is comparable to international standards.  For instance, in Japan, the average water losses is approximately 8%.  In 2009 we invested R$261.0 million in this program.

  New Life

  The New Life Program includes projects focused on the improvement and preservation of water reserves in the São Paulo metropolitan region and the urban development of the region, especially in the Guarapiranga and Billings mains.  The resources will be mostly invested in the creation of infrastructure to collect sewage in the region, and to direct it to treatment plants, while avoiding its pouring directly into the springs.  The program also includes protection activities of green areas and the urbanization of favelas (shantytowns) and will directly benefit 45,000 families.

  The State government, local authorities and the federal government will invest approximately R$1.2 billion in the program.  We will fund this program with R$300.0 million.  The State Secretariat for Sanitation and Energy coordinates the program with our involvement and that of the Urban Development Company of São Paulo (Companhia de Desenvolvimento Habitacional e Urbano), or the CDHU, and local governments in the region.

  Clean Stream Program

  This program is a partnership between the State, through us, and the mayor’s office of the city of São Paulo, and aims to clean and recover 100 urban streams in the city of São Paulo, with an investment of R$197.1 million, of which R$143.0 million will be funded by us.  The program will benefit 1.8 million people who live in the hydographic basins of the streams.  As of December 31, 2009, 42 urban streams had been decontamined, benefiting 800,000 people.  The second phase of the program will clean and recover an additional 58 streams, with a total investment of R$118.7 million.

  Regional Systems Investment Programs

  We currently have a number of projects in progress and planned for the Regional systems, including projects relating to abstraction of water and collection, removal and final disposal of sewage.  We invested R$331.2 million, R$321.0 million and R$707.0 million and R$1,091 million in these projects in 2006, 2007, 2008 and 2009, respectively, and we have budgeted for additional capital expenditures of approximately R$2.7 billion from 2009 through 2013.

  Clean Wave Program

  On August 6, 2004, we entered into a credit agreement with the Japan Bank for International Cooperation, or the JBIC for the financing of the Environmental Recovery Program for the Baixada Santista metropolitan region, which was guaranteed by the Federative Republic of Brazil, for a total amount of R$382.8 million.  On October 1, 2008, JICA incorporated the loan transactions of JBIC.  For further information on the agreement entered into with the JICA, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Sources.”  The total investment to be made with respect to this project for sewage systems is approximately R$1.4 billion and the balance R$1,080.4 million will be funded by us, for which we will seek further financial support from local and international banks and agencies.  The first disbursements under this agreement began in August 2005 with the commencement of the management agreement.  The construction works began in the second quarter of 2007.  The main goals of this program are to improve and expand the water and sewage systems in the municipalities comprising the Baixada Santista metropolitan region, increasing the sewage collection from 54.0% to 95.0% and treat 100.0% of the collected sewage.  As of December 31, 2008, the total disbursements for this program reached R$391 million and 35.0% of all the project was already built.  As of December 31, 2009, the total disbursements for this program reached approximately R$960.0 million and 67.0% of the project was completed.

  Northern Coast Clean Wave Program

  The program will expand the collection and treatment of sewage in the Northern coast of the State of São Paulo, benefiting 600 thousand people.  Until 2015, the program will increase the collection and treatment of sewage index of the region from 30.0% to 85.0%, improving the health and well-being of the population, in addition to stimulating the economic development by allowing for an increase in tourism in the region.

  In 2008, we inaugurated the Porto Novo sewage treatment plant in the city of Caraguatatuba and began working in the sewage systems projects in the cities of Ilhabela, Ubatuba and Caraguatatuba.  We expect to complete these sewage systems in the first semester of 2010.  In February 2009, we began other sewage systems projects in the cities of Caraguatatuba, Ilhabela and São Sebastião, which are expected to be completed in the second semester of 2010.  The total investment in the program will be R$385.0 million.  As of December 31, 2008, the total disbursements for this program reached R$20.0 million.

  Coastal Water Program

  The program is the main combination of long‑term activities to expand water production capacity in the entire coastal region of the State of São Paulo, of which Mambu/Branco is part of.  More than four million people in coastal cities in the State of São Paulo will benefit from this program.  This program will enable us to increase the level of reliability of the systems, eliminating existent and potential deficiencies and irregularities in the water supply.  It will also be possible to expand our services to reaching universal coverage in the Baixada Santista metropolitan region and assure the availability of treated water to the local population and tourists, and also to improve the quality of water available to the population.  We expect to invest R$1.1 billion in the program until 2013.

  Research and Development

  Our policy is to invest continually in the modernization of equipment and in the technology needed to identify, evaluate and improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability.  Our research and development activity is divided into committees according to strategy and complexity.  In 2006, 2007, 2008 and 2009, we invested R$4.9 million, R$3.4 million, R$3.5 million and R$3.8 million, respectively, in research and development.

  We have also partnered with several research institutions.  The most significant partnership is our agreement with the State of São Paulo Research Foundation (Fundação de Amparo à Pesquisa do Estado de São Paulo), or the FAPESP, to develop and support research projects involving researchers from graduate schools, the State of São Paulo and our employees.  This agreement aims to create new technologies to be applied in our business, in addition to develop new technologies related to energy efficiency.  We and the FAPESP will jointly invest up to R$50 million in this project during a five-year term.

  In 2009, we became integrated with the Technology Center of São José dos Campos, which will allows us to share and develop technologies and learn from companies with expertise in research, development and innovation, increasing the possibility of creating technology alliances and entering into new businesses.

  4.B. Business Overview

  Our Operations

  We provide water and sewage services to 366 municipalities in the State of São Paulo either under concession agreements, under another form of legal arrangement or without a formal contract.  We also supply water services on a wholesale basis to six municipalities in the São Paulo metropolitan region.

  Because of the enactment of law No. 11,445 of January 5, 2007, or the Basic Sanitation Law, which regulates the basic sanitation industry in Brazil, we currently operate under two different contractual environments:  (i) for the concession agreements that have already expired, we will negotiate a new agreement that follows the terms and conditions of the new legislation, the program contracts; and (ii) for the concession agreements that have not expired, we will continue to operate under the terms and conditions of the previous concession agreements, except in circumstances where the new legislation is applicable even when the concession agreement is still valid.  For further information on this topic, see “—Government Regulation— The Basic Sanitation Law” and “—Public Consortia Law and Cooperation Agreement for Joint Management.”

  The new basic sanitation legislation requires water and sewage service providers, such as us, to execute a formal agreement by December 31, 2010 with every municipality to which they provide services without a valid legal and binding instrument.

  Concessions

  Pursuant to the Brazilian Constitution, the authority to develop public water and sewage systems is shared by the states and municipalities, with the municipalities having primary responsibility for providing water and sewage services to their residents.  The Constitution of the State of São Paulo provides that the State shall assure the correct operation, necessary expansion and efficient administration of water and sewage services in the State of São Paulo by a company under its control.

  According to the Basic Sanitation Law, existing concessions will remain in effect until payment of compensation is made based on the valuation of investments.  The Basic Sanitation Law provides that our new concession agreements be planned, supervised and regulated by the municipalities together with the State under a new model of associated management that will allow for better control, supervision, transparency and efficiency in the provision of public services.

  At the end of 2008 and 2009, we were a provider of water and sewage services to 365 and 366 municipalities, respectively.  Substantially all of these concessions have 30-year terms.  Due to court orders, we temporarily suspended our services for two other municipalities (Araçoiaba da Serra and Cajobi), that accounted for less than 0.1% of our gross revenues.  For more information, see “Item 8.A. Financial Information—Consolidated Statements and other Information—Legal Proceedings—Concession-Related Legal Proceedings.”  Since 2007, we entered into program contracts with 174 municipalities in accordance with the Basic Sanitation Law, of which 14, were entered into in 2009.  In addition to the contracts that have 30-year terms, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to the ARSESP.  As of December 31, 2009, 82 concessions expired and we have been in negotiation with the municipalities to execute program contracts to substitute the expired concessions.  From 2010 through 2030, 80 concessions will expire.  The remaining concessions are for an undetermined term.  Some of the expired concession agreements have been extended for a short term while we negotiate the new contract.  Despite the expiration of the concession agreements, we continue to provide water and sewage services to all 366 municipalities at the end of 2009.

  In February 2006, we created a new division to manage the renewal of expiring concessions.  The main responsibility of this division, which reports directly to the Chief Executive Officer, is to renew and thus maintain the existing base of municipalities that we currently operate and formalize contracts under the new model of associated management.  Following the increase in the demand for regulatory work, this division has begun to focus on regulatory matters, with its principal activities being centralizing communication with regulatory agencies, driving business to the new regulatory regime and proposing matters in which we have an interest to the ARSESP.

  The current concessions are based on a standard form of agreement between us and the relevant municipality.  Each agreement received the prior approval of the legislature council of each municipality.  The main provisions of the concession agreements were as follows:

  •         we assume all responsibility for providing water and sewage services in the municipality;

  •         according to the municipal laws authorizing the concession, we could collect tariffs for our services without prior authorization of the municipality.  Tariff readjustments would follow the guidelines established by the Basic Sanitation Law and the ARSESP;

  •         the assets comprising the existing municipal water and sewage systems are transferred from the municipality to us.  Until 1998, we acquired municipal concessions and the existing water and sewage assets in exchange for our common shares issued at book value.  Since 1998, we have acquired concessions and water and sewage assets by paying the municipality an amount equal to the present value of 30 years of estimated cash flows, assuming at least a 12.0% discount factor to us, from the concession being acquired.  Payment was made in cash;

  •         as a general rule, to date we are exempt from municipal taxes, and no royalty is payable to the municipality with respect to the concession;

  •         we are granted rights of way on municipal property for the installation of water pipes and mains, and sewage lines; and

  •         upon termination of the concession, for any reason, we are required to return the assets comprising the municipality’s water and sewage system to the municipality and the municipality is required to pay us the non‑amortized book value of our assets relating to the concession.

  Under the concession agreements executed prior to 1998, the reimbursement for the assets may be through payment of either:

  •         the book value of the assets; or

  •         the market value of the assets as determined by a third-party appraiser in accordance with the terms of the specific agreement.

  Concession agreements we have entered into since 1998 provide that after a 30-year term from the commencement of the concession, the total value of the concession and assets will be amortized to zero on our books and we receive no payment for the assets.  If the concession is terminated prior to the end of the 30-year term, we are paid an amount equal to the present value of the expected cash flow from the concession over the years remaining in the concession, using the same assumptions used to determine the value of the concession at its inception (adjusted for inflation).

  Following the enactment of the federal concessions law (law No. 8,987/95) and of the federal consortium law (law No. 11,107/05), the new agreements are adopting the new regime.  This new regime gives municipalities a greater role and sets out more clearly the provision of services and the responsibilities of the parties.  Therefore, all new agreements to be entered into by us and the new agreements to be executed after the expiration of the concessions will follow this new agreement model.  See “—Government Regulation—Public Consortia Law and Cooperation Agreement for Joint Management.”

  Our new agreement model follows the provisions of the Basic Sanitation Law.  The main contractual provisions are:  joint execution of responsibilities related to planning, supervision and regulation of services, appointment of regulatory authority of services and periodic disclosure of accounts, among other provisions.

  Furthermore, the economic and financial formulas in new agreements must be based on the discounted cash flow methodology and on the revaluation of returnable assets.  Pursuant to the Basic Sanitation Law, our own preexisting assets will be returnable assets, but we will carry out all new investments and the municipalities will record them as assets.  The municipalities will then transfer these assets to our possession for our use and management and will also record a credit in the same amount of the assets recorded in our favor.  According to Article 42 of the Basic Sanitation Law and the new agreement model, investments made during the contractual period are the property of the applicable municipality, which in turn generates receivables for us that are to be recovered through the operation of the services.  These receivables may also be used as guarantees in funding operations.

  Another important development was that the negotiation includes exemptions from municipal taxes applicable on our operational areas and the possibility of the revaluation of our assets that existed prior to the execution of the program agreements in cases involving the early resumption of services by the concession authority.

  Municipalities have the inherent power under Brazilian law to terminate concessions prior to their contractual expiration dates for reasons of public interest.  The municipalities of Diadema and Mauá, two municipalities we previously served, terminated our concessions in February 1995 and December 1995, respectively.  The municipality of Diadema terminated our concession after asserting that we did not provide adequate water and sewage services, while the municipality of Mauá did so with our consent.  However, we currently serve both municipalities through the supply of water on a wholesale basis.

  We currently do not anticipate that other municipalities will seek to terminate concessions due to our close relationship with municipal governments, recent improvements in the water and sewage services we provide, and the obligation of the municipality to repay us for the return of the concession as described above.  We cannot be certain, however, that other municipalities will not seek to terminate their concessions in the future.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Municipalities may, under certain circumstances, terminate our concessions before their expiration and the compensation may be inadequate to recover the full value of our investments.”

  In addition, there is currently ongoing litigation with respect to municipalities that intend to expropriate our water and sewage systems, or to terminate concession agreements before paying us any indemnification.  For a detailed discussion on these proceedings, see “Item 8.A. Financial Information—Consolidated Statements and other Information—Legal Proceedings—Concession-Related Legal Proceedings.”

  Operations in the São Paulo Metropolitan Region and in Other Metropolitan Regions

  We do not hold a formal concession to provide water and sewage services to the city of São Paulo, which accounts for 55.5% of our gross revenues, and to 31 other municipalities in the State of São Paulo.  We believe that we have a vested and exclusive right to provide water and sewage services to the city of São Paulo and these other municipalities based, in some cases, upon a deed (escritura pública) and also, among other factors, based on our ownership of the water and sewage systems serving the city of São Paulo and these other municipalities and certain succession rights resulting from the merger that formed us.

  The Basic Sanitation Law provides that, in case of termination of the relationship with the aforementioned municipalities with which we have not entered into a concession agreement, the municipalities should pay us an indemnity, in an amount to be appraised.

  On November 14, 2007, we entered into an agreement with the city of São Paulo to establish the conditions for the provision of water and sewage services, and environmental utility services in the city of São Paulo.  In December 2008, the São Paulo city council approved in an initial vote the proposed law No. 558/08, which authorizes the Executive Power to legally bind the city of São Paulo to an agreement with ARSESP and us in order to ensure stability in rendering of services.  This project was approved in the first week of June 2009, authorizing the city of São Paulo to execute the agreement for a 30-year period.  A draft of the agreement was submitted to a public hearing, in order to assure a broad participation of the society, as determined by the federal law No. 11,445 of 2007.  We cannot anticipate the final result of the public hearing or when the agreement will be executed.

  The project establishes an agreement for a 30-year period, which may be extended for an additional 30-year period.  We will be required (i) to offer minimum guarantees and certain services to the city of São Paulo, as part of the provision of water and sewage services, and (ii) to offer lower tariffs to assist the city of São Paulo to guarantee the universal access to water and sewage services to its population.  For instance, we must invest up to 13.0% of our gross revenues (after the payment of social security, Contribuição para Financiamento da Seguridade Social, or COFINS, and Patrimony Formation Program for the Public Employee, Programa de Formação do Patrimônio do Servidor Público, or PASEP) from this agreement in the improvement of the water and sewage services infrastructure in the city of São Paulo.  Moreover, the city of São Paulo is entitled to receive at least 7.5% of our gross revenues (after the payment of COFINS and PASEP).  The model proposed for the São Paulo metropolitan region can be replicated in the other metropolitan regions of the State of São Paulo in which we operate.

  Wholesale Operations

  Water Services On a Wholesale Basis

  We provide water services on a wholesale basis to six municipalities, including the municipalities of Diadema and Mauá.  In addition, until December 2003 we provided water services on a wholesale basis to the municipality of São Bernardo do Campo.  In December 2003, we acquired water and sewage service assets in this municipality through the transfer of all related assets from the municipality to us.  The amount paid for the purchase of assets was estimated by an economic-financial valuation report to be approximately R$415.5 million, which included the liquidation of the accumulated debt relating to water supply on a wholesale basis, which amounts to approximately R$265.4 million.  The difference between the value of the assets and the accumulated debt was paid by us in cash to the municipality.  Accordingly, we started providing water and sewage services to the municipality of São Bernardo do Campo beginning January 2004.

  These contracts must comply with the Basic Sanitation Law, which regulates the stages of the provision of each service, designating them as interdependent activities whose provision requires the supervision of an independent agency, a specific registration for the activities’ cost and assurance of payment among the several service providers in order to continue the provision of the services, in accordance with the rules to be published by ARSESP.

  In December 2008, we, the State, the city of Diadema and the SANED executed a memorandum of understanding, in which the parties declare their intention to conclude negotiations to liquidate the outstanding debt with us and develop a shared structure of operations between us and the city of Diadema for the operation and provision of the water and sewage services.  We expect to reach a final agreement with the city of Diadema and settle all the pending judicial claims in 2010.

  Sewage Services On a Wholesale Basis

  We provide sewage services on a wholesale basis to the municipalities of Mogi das Cruzes, Santo André, São Caetano, Mauá and Diadema.  The negotiation of the agreement for the provision of sewage services on a wholesale basis with the municipality of Santo André had the intervention of the Public Prosecution Office, and in other municipalities it was a result of our efforts concerning the environment and the awareness of the municipal public authorities regarding to environmental issues.  Through these agreements, in 2008 and 2009 we treated about 27.9 and 31.1 million cubic meters of sewage from these municipalities, respectively.  This is an example of our social-environmental responsibility actions and our commitment to these actions.  In 2008, the revenues from these services were approximately R$16.6 million.  In 2009, the revenues from these services were approximately R$21.9 million.

  In December 2008, we entered into an agreement for the collection and treatment of 20.0% of the sewage generated by the city of Guarulhos.  Our total revenue over the five years of the agreement is expected to increase approximately R$58.0 million.  In 2010, we expect to finalize the negotiation with the city of Guarulhos for the collection and treatment of the sewage of the central region of the city.

  Description of Our Activities

  As set forth in Article 2 of our by‑laws, our corporate purpose is to render basic sanitation services, aiming its universalization in the State of São Paulo without harming our long‑term financial sustainability.  Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from its assets, operations and activities.  We are allowed to act, in a subsidiary form, in other Brazilian locations and abroad.  See “—Government Regulation—Public Consortia Law and Cooperation Agreement for Joint Management.”

  We set forth below a description of our activities.

  Water Operations

  Our supply of water to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to customers’ premises.  In 2008 and 2009, we produced approximately 2,852.6 and 2,844,9 million cubic meters of water, respectively.  The São Paulo metropolitan region (including the municipalities to which we supply water on a wholesale basis) currently is, and has historically been, our core market, accounting for approximately 72.0% and 71.5% of water invoiced by volume in 2008 and 2009, respectively.

  The following table sets forth the volume of water that we produced and invoiced for the periods indicated.

	Year ended December 31,
	2006	2007	2008	2009
	(in millions of cubic meters)
Produced
São Paulo metropolitan region	2,134.8	2,115.0	2,107.9	2,091.7
Regional systems	752.0	758.7	744.7	753.2
Total	2,886.8	2,873.7	2,852.6	2,844.9
Invoiced
São Paulo metropolitan region	1,030.8	1,046.8	1,065.9	1,083.9
Wholesale	263.4	274.3	284.5	288.0
Regional systems	513.0	525.9	529.6	546.1
Reused water	0	0	0.2	0.8
Total	1,807.2	1,847.0	1,880.2	1,918.8

  The difference between the volume of water produced and the volume of water invoiced generally represents both real and commercial water loss.  See “—Water Resources—Water Losses.”  In addition, we do not invoice:

  •         water discharged for periodic maintenance of water mains and water storage tanks;

  •         water supplied for municipal uses such as firefighting;

  •         water consumed in our own facilities; and

  •         estimated water losses associated with water we supply to favelas (shantytowns).

  Generally, the São Paulo metropolitan region experiences higher water demand during the summer and lower water demand during the winter.  In the São Paulo metropolitan region, the summer coincides with the rainy season, while the winter corresponds to the dry season.  Demand within the Regional systems will vary depending on the area; while the countryside region experiences seasonality in demand similar to the São Paulo metropolitan region, the demand in the coastal region is driven by tourism, with the greatest demand occurring during the Brazilian summer holiday months.

  Water Resources

  We can abstract water only to the extent permitted by the DAEE, and pursuant to authorization contracts entered into with it.  Depending on the geographic location of the river basin or if the river crosses more than one state (federal domain), the approval of the National Water Agency (Agência Nacional de Águas), or the ANA, is also required.  We currently abstract substantially all of our water supply from rivers and reservoirs, with a small portion being abstracted from groundwater.  Our reservoirs are filled by impounding water from rivers and streams, by diverting flow from nearby rivers, or by a combination of these sources.

  In order to supply water to the São Paulo metropolitan region, we rely on 20 reservoirs of non‑treated water and 192 reservoirs of treated water, which are located in the areas under the influence of the eight water producing systems comprising the interconnected water system of the São Paulo metropolitan region.  The capacity of the water sources available for treatment in this area is 71.7 cubic meters per second.  Total current capacity is 67.7 cubic meters per second, which can be treated from the interconnected water system of the São Paulo metropolitan region.  Average verified production during 2008 and 2009 on the interconnected water system of the São Paulo metropolitan region was 65.6 and 65.0 cubic meters per second, respectively.  The Cantareira, Guarapiranga and Alto Tietê systems, as a whole, supplied approximately 84.0% of the water we produced for the São Paulo metropolitan region in 2008 and 2009.

  The Cantareira system accounted for approximately 46.3% and 48.2% of the water that we supplied to the São Paulo metropolitan region (including the municipalities to which we supplied water on a wholesale basis) in 2008 and 2009, respectively, which represented 76.1% and 75.6% of our gross revenues for 2008 and 2009, respectively.  The authorization (outorga) for the Cantareira system to use the water in the Piracicaba water basin was renewed on August 6, 2004, for a ten-year period.

  With respect to water usage, federal and state agencies are authorized to collect charges from entities, such as us, for the abstraction of water from, or dumping of sewage into, water recourses.  Since February 2003, we have been incurring expenses in connection with the use of water from the Paraíba do Sul river basin and, since January 2006, from the Piracicaba, Capivari and Jundiaí river basins.  In 2011, we will start to incur expenses in connection with the use of water from the Sorobaca and Médio Tietê river basins.  We also expect to start being charged for the use of water from the Baixo Tietê river basin.  The ARSESP, has so far regulated our tariff structure and adjustments according to the same structure and adjustment formula that we ordinarily follow, which takes into consideration the variation of expenses considered as “non‑administrable,” which these expenses fall under.  We expect to continue to be able to pass on these expenses to our customers.  However, we are uncertain as to the likely charges that may be assessed against us in connection with the abstraction of water from or the dumping of sewage into other water resources that we use, or whether we will be able to continue to pass on the cost of all of these charges to our customers.  For more information on water usage regulation, see “—Water Usage.”

  The following table sets forth the water production systems from which we produce water for the São Paulo metropolitan region:

System	Production Rate(1)
	(in cubic meters per second)
	2008	2009
Cantareira	30.4	31.3
Guarapiranga	13.5	13.1
Alto Tietê	11.2	10.3
Rio Claro	3.6	3.7
Rio Grande (Billings reservoir)	4.9	4.7
Alto Cotia	1.0	1.0
Baixo Cotia	0.9	0.8
Ribeirão da Estiva	0.1	0.1
Total	65.6	65.0

  (1)   Average of the twelve months ended December 31, 2008 and 2009.

  We own all of the reservoirs in our production systems other than the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê system, which is owned by other companies controlled by the State.  We currently do not pay any charges with respect to the use of these reservoirs.  In December 2001, we entered into an agreement with the State whereby the State, among other things, agreed to transfer the remaining reservoirs in the Alto Tietê system to us.  We accepted on a temporary basis the reservoirs in the Alto Tietê System as part of the payment until the State transfers the property rights on the reservoirs to us.  We are unable to predict whether and when these reservoirs will be transferred to us because the Public Prosecution Office of the State of São Paulo filed a civil public action alleging that a transfer to us of ownership of the Alto Tietê System reservoirs is illegal.

  In January 2009, we began operating, monitoring and maintaining the reservoirs in the Alto Tietê system, formed by the Ponte Nova, Paraitinga, Biritiba, Jundiaí and Taiaçupeba reservoirs.  See “Item 8.A. Financial Information—Consolidated Statements and Other Information——Legal Proceedings—Other Legal Proceedings.”

  In the cities of the countryside region, our principal source of water consists of surface water from nearby rivers and from wells.  The coastal region is provided with water principally by surface water from rivers and mountain springs.

  Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events.  We were able to meet the demand for water in the São Paulo metropolitan region, primarily as a result of our water conservation program, reductions in water losses, and the installation of new water connections.  We installed 156, 174, 189 and 201 thousands new water connections in 2006, 2007, 2008 and 2009, respectively.

  The interconnected water system of the São Paulo metropolitan region services 30 municipalities, of which 24 are operated directly by us.  We serve the other six municipalities on a wholesale basis, and the distribution is made by other companies or departments related to each municipality.

  In order to reach the final customer, the water is stored and transported through a complex and interconnected system comprising 32,014 kilometers of water mains and 192 reservoirs.  This water system requires permanent operational supervision, engineering inspection, maintenance, quality monitoring and measurement control.

  To ensure the continued provision of regular water supply in the São Paulo metropolitan region, we intend to invest R$2.1 billion from 2009 to 2013 to increase our water production and distribution capacities as well as to improve the water supply systems.  In 2008 and 2009, our total investment in water supply systems, amounted to R$433.0 million and R$506.2 million, respectively.

  Water Treatment

  We treat all water at our water treatment facilities prior to placing it into our water distribution network.  We operate  208 treatment facilities, of which the eight largest, located in the São Paulo metropolitan region, account for approximately 74.0% of all water we produce.  The type of treatment used depends on the nature of the source and quality of the untreated water.  Water abstracted from rivers requires extensive treatment, while water drawn from groundwater sources requires less treatment.  All water treated by us also receives fluoridation treatment.

  Water Distribution

  We distribute water through our own networks of water pipes and mains, ranging in size from 2.5 meters to 100 millimeters in diameter.  Storage tanks and pumping stations regulate the volume of water flowing through the networks to maintain adequate pressure and continuous water supply.  As of December 31, 2008 and 2009, our water network contained 62,582 and 63,732 kilometers of water pipes and mains 6.9 and 7.1 million water connections, respectively.  The following table sets forth the total number of kilometers of water pipes and mains and the number of connections in our network for the periods indicated.

	As of December 31,
	2006	2007	2008	2009

Water distribution pipes and mains (in kilometers)	61,469	62,318	62,582	63,732
Number of connections (in thousands)	6,609	6,767	6,945	7,118

  More than 90.0% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride, or PVC.  Distribution pipes at customers’ residences typically are made from high-density polyethylene tubing.  Our water mains are mostly made of steel, cast iron or concrete.

  As of December 31, 2008 and 2009, our water distribution pipes and mains included:  (i) 31,270 and 32,014 kilometers in the São Paulo metropolitan region, respectively; and (ii) 31,312 and 31,718 kilometers in the Regional systems, respectively.

  We have 384 storage tanks in the São Paulo metropolitan region with a total capacity of 1.9 million cubic meters, and 1,672 storage tanks in the Regional systems.  We have 122 treated water pumping stations in the São Paulo metropolitan region aqueduct system, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

  Water mains that require maintenance are cleaned and their lining is replaced.  We are typically notified of water main fractures or breaks by the public through a toll-free number maintained by us.  We consider the condition of the water pipes and mains in the São Paulo metropolitan region to be adequate.  Due to age, external factors such as traffic, the dense population, and commercial and industrial development, water pipes and mains in the São Paulo metropolitan region are somewhat more susceptible to degradation than those in the Regional systems.  To counter these effects, we have a maintenance program in place for water pipes and mains that is intended to address anticipated fractures and clogs due to brittleness and encrustation, and to help ensure water quality in the region.

  We expect that new customers will be responsible for covering part of the costs of connecting to our water distribution network.  Our water connection policy pays for the cost of installation of up to 15 meters of pipe between our distribution network and the point of connection.  The customer pays for any further pipe that is necessary for connection.  Thereafter, the customer must cover the costs of connecting to the network from the customer’s premises, including costs of purchasing and installing the water meter and related labor costs.  Industrial customers are responsible for the entire cost of connection.  We perform the installation of the water meter and conduct periodical inspections and measurements.  After completion of installation, the customer is responsible for the water meter.

  The following table sets forth projected new water connections for the periods indicated.

	2008	2009	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2009-2018
	Actual		Forecast
	(in thousands)

São Paulo metropolitan region	119.2	130.1	93.8	92.6	82.8	89.2	88.4	87.9	88.2	85.3	85.5	84.7	878.4
Regional systems	70.2	70.8	64.9	65.1	65.9	69.4	70.5	71.4	71.1	69.7	70.2	73.1	691.3
Total	189.4	200.9	158.8	157.7	148.8	158.6	158.8	159.3	159.3	155.0	155.7	157.8	1,569.8

  Water Losses

  The difference between the amount of water produced and the amount of water invoiced generally represents both physical and non‑physical water losses.  Water loss percentage represents the quotient of (i) the difference between (a) the total amount of water produced by us less (b) the total amount of water invoiced by us to customers minus (c) the volume of water set out below that we exclude from our calculation of water losses, divided by (ii) the total amount of water produced by us.  We exclude the following from our calculation of water losses:  (i) water discharged for periodic maintenance of water mains and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water losses associated with water we supply to favelas (shantytowns).

  Since 2005, we have established a new method of measuring our water losses, based on worldwide market practice for the industry.  According to this new measurement method, average water losses are calculated by dividing (i) average annual water loss by (ii) the average number of active water connections multiplied by 366.  The result of this calculation is the number of liters of water lost per connection per day.

  Using this calculation method, as of December 31, 2008 and 2009, we experienced 516 and 477  liters/connections per day of water losses in the São Paulo metropolitan region and 315  and 290 liters/connections per day in the regional systems, averaging 436 and 402  liters/connections per day.  We plan to reduce water losses in both regions to 348 liters/connections per day for the São Paulo metropolitan region and 247 liters/connections per day for the Regional systems, which we expect will result in a total reduction to an average of 307 liters/connections per day by 2013.  Based on water loss percentage, we intend to reduce water losses from 28.0% to 21.0% in the São Paulo metropolitan region, and from 27.1% to 21.0% in the Regional systems.  In 2008 and 2009, we experienced an overall 27.9% and 26.0% in water losses and we expect the water losses to decrease to 20.0% in 2013.

  Our strategy to reduce water loss has two approaches:

  •         reduction in the level of physical losses, which result mainly from leakage, primarily by replacing and repairing water mains and pipes, and installing probing and other equipment, including strategically located pressure-regulating valves; and

  •         reduction of non‑physical losses, which result primarily from the inaccuracy of our water meters installed at our customers’ premises and at our water treatment facilities, and from clandestine and illegal use, by upgrading and replacing inaccurate water meters and expanding our anti‑fraud personnel.

  We are taking measures to decrease physical losses by reducing response time to fix leakages to less than 24 hours and by better monitoring non‑visible water mains fractures.  Among other initiatives, we have adopted the following measures to reduce physical water losses:

  •         the introduction of technically advanced valves to regulate water pressure throughout the water mains in order to maintain the appropriate water pressure to the downstream consumption needs each day.  These valves are programmed to respond automatically to variations in demand.  During peak usage, the flow of water in the pipes is at its highest point; however, when demand decreases, pressure builds up in the water mains and the resulting stress on the network can cause significant water loss through cracks and an increase in ruptures of the pipes.  The technically advanced valves are equipped with probes programmed to feed data to the valve in order to reduce or increase pressure to the water mains as water usage fluctuates.  As of December 31, 2009, we had installed 1,714 valves at strategic points in the network (1,635 as of December 31, 2008), with 1.032 valves being installed in the São Paulo metropolitan region (994 as of December 31, 2008) and 682 in the Regional systems (641 as of December 31, 2008);

  •         the reconfiguration of interconnected water distribution to permit the distribution of water at lower pressure;

  •         the implementation of routine operational leak detection surveys in high water pressure areas to reduce overall water losses;

  •         the monitoring of and improved accounting with respect to water connections, especially for large volume customers, regular checking on inactive customers and monitoring non‑residential customers that are accounted for as residential customers and, therefore, billed at a lower rate;

  •         preventing fraud with the use of new, more sophisticated water meters that are more accurate and less prone to tampering;

  •         installing water meters where none are present; and

  •         conducting preventive maintenance of existing and newly installed water meters.

  Water Quality

  We believe that we supply high quality treated water that is consistent with standards set by Brazilian law, which requirements are similar to the standards set in the United States of America and Europe.  Pursuant to the Brazilian Ministry of Health (Ministério da Saúde) regulation, we have significant statutory obligations regarding the quality of treated water.  These laws set certain standards that govern water quality.

  In general, the State of São Paulo has excellent quality water from underground or superficial water sources.  However, urbanization and disorganized occupation of some areas of the São Paulo metropolitan region ended up reducing the quantity of water in mains in the southern area of the São Paulo metropolitan region and in the coastal region.  Currently, we successfully treat this water to make it potable.  We also work to recover the quality of water of mains and invest in improvements of our treatment systems to ensure the quality and availability of water for the upcoming years.

  Water quality is monitored in all stages of the distribution process, including at the water sources, water treatment facilities and on the distribution network.  We have 15 regional laboratories, one central laboratory, and laboratories located in all water treatment facilities that monitor water quality, as required by our standards and those set by statute.  These laboratories employs approximately 300 technicians, biologists, engineers and chemists.  Our laboratories perform an average of 60,000 analyses per month on distributed water, with samples collected from residences.  Our central laboratory located in the city of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods, as well as heavy metals analysis by atomic absorption technique.  All of our laboratories have obtained the ISO 9001/2000 certification and 13 of our 16 water control and quality laboratories have obtained a the NBR ISO/IEC 17,025 accreditation (accreditation for general requirements for the competence of testing and calibration laboratories) awarded by the National Institute of Metrology, Standardization and Industrial Quality (Instituto Nacional de Metrologia, Normalização e Qualidade Industrial), or the INMETRO.

  All chemical products used for water treatment are analyzed and follow strict specifications set out in recommendations made by the National Health Foundation (Fundação Nacional de Saúde), or NHF, the Brazilian Association of Technical Rules (Associação Brasileira de Normas Técnicas), or the ABNT, and American Water Works Association, or the AWWA, to eliminate toxic substances that are harmful to human health.  From time to time, we face problems with the proliferation of algae, which may cause an unpleasant taste and odor in the water.  In order to mitigate this problem, we work on:  (i) fighting algae growth at the water source, and (ii) using advanced treatment processes at the water treatment facilities, which involve the use of powdered activated carbon and oxidation by potassium permanganate.  The algae growth creates significant additional costs because of the higher volumes of chemicals used to treat the water.  In 2008 and 2009, we did not detect significant algae growth.

  We participate in the New Life Program, that includes a Water Source Program (Programa Mananciais), together with other organizations engaged in the promotion of urban development and social inclusion to mitigate the pollution problem in the São Paulo metropolitan region.  In addition, we also participate in the Clean Stream Program to clean up important streams in city of São Paulo.  See “—Capital Expenditure Program—New Life and Clean Stream Program.”

  We believe that there are no material instances where our standards are not being met.  However, we cannot be certain that future breaches of these standards will not occur.

  Fluoridation

  As required by Brazilian law, we have adopted a water fluoridation program designed to assist in the prevention of tooth decay among the population.  Fluoridation primarily consists of adding fluorosilicic acid to water at 0.7 parts per million.  We add fluoride to the water at our treatment facilities prior to its distribution into the water supply network.

  Sewage Operations

  We are responsible for the collection and removal of sewage through our sewage systems and for its subsequent disposal with or without prior treatment.  As of December 31, 2008 and 2009, we collected approximately 84.0% and 85.0% of all the sewage produced in the municipalities in which we operate in the São Paulo metropolitan region, respectively.  In addition, during December 31, 2008 and 2009, we collected approximately 72.0% of all the sewage produced in the municipalities in which we operate in the Regional systems.  During 2008 and 2009 we accounted for approximately 79.0% and 80.0% of all the sewage produced in the municipalities in which we operated in the State of São Paulo, respectively.

  Sewage System

  The purpose of our sewage system is to collect, isolate, treat and adequately dispose of sewage.  As of December 31, 2008 and 2009, we were responsible for the operation and maintenance of 41,241 and 42,895 kilometers of sewage lines, respectively, of which approximately 21,267 and 22,118 kilometers are located in the São Paulo metropolitan region and 19,974 and 20,777 kilometers are located in the Regional systems, respectively.

  The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated.

	As of December 31,
	2006	2007	2008	2009

Sewage lines (in kilometers)	39,126	40,608	41,241	42,895
Sewage connections (in thousands)	5,002	5,167	5,336	5,520

  Our sewage system comprises a number of systems built at different times and constructed primarily from clay pipes and, more recently, PVC tubing.  Sewage lines larger than 0.5 meters in diameter are primarily made of concrete.  Our sewage system is generally designed to operate by gravitational flow, although pumping stations are required in certain parts of the system to ensure the continuous flow of sewage.  Where pumping stations are required, we use sewage lines made of cast iron.

  The public sewage system operated by us was structured in order to receive industrial sewage and sewage from non-domestic sources for treatment together with domestic sewage.  Industrial sewage has physical, chemical and/or biological characteristics that are qualitatively different from household effluents.  As a result, the discharge of industrial sewage into the public sewage system is subject to compliance with specific legal demands with the purpose to protect the sewage collection and treatment systems, the health of operators and the environment.  The current environmental legislation establishes standards for the discharge of these effluents into the public sewage system.  These standards are defined in Article 19 of State Decree 8,468 dated September 8, 1976, as amended and supplemented.  To ensure compliance with legislation, periodic audits of the sewage produced by all industrial clients are conducted, and we also request self-monitoring reports from non-domestic sewage-producing sources.

  The discharge of these effluents into the public sewage system is based on technical and administrative procedures.  Before the discharge is permitted, we carry out acceptance studies that assess the capacity of the public sewage system to receive the discharge as well as the compliance with regulations.  Upon the conclusion of these studies, the technical and commercial conditions for receiving the discharge are established, which are then formalized in a document signed by us and the effluent producer.  Failure to comply with these conditions can lead to the suspension of the connection and notification of the environmental protection agency (Companhia Ambiental do Estado de São Paulo), or the CETESB, in order for the applicable measures to be taken.  Effluents from our sewage treatment facilities (Estações de Tratamento de Esgotos), or the ETEs, must comply with discharge standards established by federal and state regulations and also must comply with emission standards and observe the water quality of the bodies of water established by federal and state legislation.  Emission standards consist of a set of parameters that must be verified before the effluents are discharged into a body of water.  Quality standards are based on the classification of bodies of water, taking into account the expected use of the water, with these standards becoming more stringent for bodies of water with more important use profiles.

  We consider the condition of the sewage lines in the São Paulo metropolitan region to be adequate.  Due to greater volume of sewage collected, a higher population and more extensive commercial and industrial development, the sewage lines in the São Paulo metropolitan region are more deteriorated than those of the Regional systems.  To counter the effects of deterioration, we maintain a continuing program for the maintenance of sewage lines intended to address anticipated fractures arising from obstructions caused by system overloads.

  Unlike the São Paulo metropolitan region, the countryside region does not generally suffer obstructions caused by sewage system overload.  The coastal region, however, experiences obstructions in its sewage lines primarily due to infiltration of sand, especially during the rainy season in the summer months.  In addition, the sewage coverage ratio in the coastal region is significantly lower than in the other regions served by us, with approximately 51% of all residences in the coastal region currently connected to our sewage network.

  New sewage connections are made on substantially the same basis as connections to water lines:  we assume the cost of installation for the first 15 meters of sewage lines from the sewage network to residential and commercial customers’ sewage connections and the customer is responsible for the remaining costs.  Industrial customers are responsible for the entire cost of extension and connection to the sewage network.

  The following table sets forth projected new sewage connections for the periods indicated.

	2008	2009	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2009-2018
	Actual		Forecast
	(in thousands)

São Paulo metropolitan region	85.9	112.9	84.5	69.5	65.1	65.9	72.6	89.6	97.6	116.7	117.4	120.4	899.3
Regional systems	68.8	71.2	75.5	155.4	113.8	101.2	81.4	74.3	76.7	71.2	73.8	77.5	900.8
Total	154.7	184.1	160.0	224.9	178.9	167.2	154.1	163.9	174.3	187.9	191.2	197.9	1,800.1

  Sewage Treatment and Disposal

  In 2008, approximately 70.0% and 78.0% of the sewage we collected in the São Paulo metropolitan region and the Regional systems, respectively, or 72.0% of the sewage we collected in the State of São Paulo, was treated at our treatment facilities and afterwards discharged into receiving water bodies such as inland waters and the Atlantic Ocean, in accordance with applicable legislation.  In 2009, we treated approximately 74.0% of the sewage we collected in the State of São Paulo (72.0% of the sewage collected in the São Paulo metropolitan region and 80.0% of the sewage collected in the Regional systems).  Our sewage treatment facilities have a limited capacity.  Flows in excess of this capacity are discharged directly, untreated, to inland waters and the Atlantic Ocean.  In 2008 we operate 456 sewage treatment facilities and eight ocean outfalls.  Currently, we operate 467 sewage treatment facilities and eight ocean outfalls.

  The treatment consists of the removal of pollutants from the sewage.  The method to be used depends upon the physical, chemical and biological characteristics of the wastewater.  In the São Paulo metropolitan region, the treatment used in the large treatment facilities is activated sludge, where there is a liquid phase and a solid phase which involves the sludge.

  The activated sludge process was developed in England in 1914.  It is widely used for the treatment of household and industrial sewage.  The work consists of a system in which a biological mass grows, forms flakes, is continually re-circulated and put in contact with organic matter, always with the presence of oxygen (aerobic).  The activated sludge process is strictly biological and aerobic, in which the raw sewage and the activated sludge are intimately mixed, agitated and aerated in units known as secondary decanters where the solid part is separated from the treated wastewater.  The settled sludge returns to the aeration tank or is removed for specific treatment.

  We operate 49 activated sewage treatment facilities, each of which also contains a primary treatment facility.  The five largest activated sewage treatment facilities located in the São Paulo metropolitan region have treatment capacity of approximately 18 cubic meters of sewage per second.

  Sewage treatment in the Regional systems will vary according to the particularities of each area.  In the countryside region, treatment consists largely of stabilization ponds where the organic matter is treated and discharged to receiving waters.  There are 379 secondary treatment facilities in the countryside region that have treatment capacity of approximately 11.3 cubic meters of sewage per second.

  The majority of sewage collected in the coastal region receives treatment and disinfection and is then discharged into rivers and into the Atlantic Ocean.  We have 66 sewage treatment facilities in the coastal region.

  Our trunk lines are currently not sufficiently extensive to transport all sewage collected by us to our treatment facilities.  As a result, a portion of the sewage collected by us is released untreated into receiving waters, resulting in high levels of pollution in these bodies of water.  We are a party to a number of legal proceedings related to environmental matters.  See “Item 8.A. Financial Information—Consolidated Statements and other Information——Legal Proceedings.”  In addition, our capital expenditure program includes projects to increase the amount of sewage that we treat.  See “—Capital Expenditure Program” and “—Government Regulation—Sewage Requirements.”

  Sludge Disposal

  Sludge removed from the primary and secondary treatment processes typically contains water and a very small proportion of solids.  We use filter presses, belt presses and centrifugation machines to abstract the water from the sludge.  In 2008, we produced 64,137 tons of sludge-dry base, of which 54,909 tons were discharged into landfills and the remaining was used for agricultural purposes.  In 2009, we produced 42,338 tons of sludge-dry base, of which 41,184 tons were discharged into landfills and the remaining was used for agricultural purposes.  In addition, we are testing new technologies for sludge disposal as fertilizer in forest projects, fuel development and concrete manufacturing.

  Customers

  We currently operate water and sewage systems in 366 of the 645 municipalities in the State of São Paulo.  In addition, we currently supply water on a wholesale basis to six municipalities with a urban population of approximately 3.3 million.  The following table provides a breakdown of total revenues by geographic market for the periods indicated.

	Year ended December 31,
	2006	2007	2008	2009
	(in millions of reais)

São Paulo metropolitan region	4,534.1	4,888.1	5,207.7	5,471.6
Regional systems	1,449.9	1,560.1	1,631.1	1,764.6
Total	5,984.0	6,448.2	6,838.8	7,236.2

  Competition

  We believe there are at least two reasons behind a possible increase in our participation in the domestic sanitation market.  In the State of São Paulo, there are 274 municipalities that operate their own water and sewage systems and that collectively have a population of approximately 13.0 million, or approximately 31.0% of the population of the State of São Paulo, excluding the population of the municipalities to which we provide water services on a wholesale basis.  Given our scale, we are well positioned to capture opportunities in these municipalities.  In comparison to the companies providing water and sewage services outside the State of São Paulo, we believe we have technological advantages compared to other water and sewage services providers, which should result to be in a good position to compete in some strategic regions outside the State of São Paulo.

  The competition for municipal concessions arise mainly from the municipalities, as they may resume the water and sewage services that were granted to us and start providing these services directly to the local population.  In this case, the municipal governments would be required to indemnify us for the unamortized portion of our investment.  See “—Business Overview—Our Operations—Concessions.”  In the past, municipal governments have terminated our concessions agreements before the expiration date.  Furthermore, municipal governments have tried to expropriate our assets in an attempt to resume the provision of water and sewage services to local populations.  See “Item 8.A. Financial Information—Consolidated Statements and Other Information—Legal Proceedings.”  We negotiate expired concession agreements and concession agreements to be expired with the municipalities in an attempt to maintain our existing areas of operations.  The competition in the State of São Paulo from private water service providers is limited.  Only a small number of municipalities have private companies operating water and sewage services.

  In recent years, we have also experienced an increasing level of competition in the market of water supply to large customers.  Several large industrial customers located in municipalities served by us use their own wells to supply themselves with water.  In addition, competition for the disposal of non‑residential, commercial and industrial sludge in the São Paulo metropolitan region has increased in recent years as private companies offer stand-alone solutions inside the facilities of the customers.  We have established new tariff schedules for commercial and industrial customers in order to assist us in retaining these customers.

  Billing Procedures

  The procedure for billing and payment of our water and sewage services is basically the same for each customer category.  Water and sewage bills are based upon water usage determined by monthly water meter readings.  Larger customers, however, have their meters read every 15 days to avoid non‑physical losses resulting from faulty water meters.  Sewage billing is included as part of the water bill and is based on the water meter reading.

  We deliver all water and sewage bills by hand to our customers, mainly through independent contractors who are also responsible for reading water meters.

  Water and sewage bills can be paid at some banks and other locations in the State of São Paulo.  These funds are paid over to us after deducting average banking fees ranging from R$0.29 to R$1.15 per transaction for collection and remittance of these payments.

  Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine.  We generally charge a penalty fee and interest on late bill payments.  In  2006,  2007, 2008 and 2009, we received, respectively, payment of 91.5%, 92.8%,  97.3% and 94.7% of the amount billed to our retail customers, and 92.5%, 92.5%, 94.4% and 93.9% of the amount billed to those customers other than State entities, within 30 days after the due date.  In 2006, 2007, 2008 and 2009, we have received 73.1%, 97.9%, 153.1% and 110.1%, respectively, of the amount billed to the State entities.  With respect to wholesale supply, in 2006, 2007, 2008 and 2009, we received payment of 61.4%, 65.2%, 64.4% and 68.7%, respectively, of the amount billed within 30 days.

  In the São Paulo metropolitan region, we monitor water meter readings by use of hand-held computers and transmitters.  The system allows the meter reader to input the gauge levels on the meters into the computer and automatically print the bill for the customer.  The hand-held computer tracks water consumption usage at each metered location and prepares bills based on actual meter readings.  We outsourced this billing system to third-party contractors that employ and train their own personnel whose training we supervise.  We have water meter reading and printing by hand-held computers in some municipalities that we serve in the Regional systems and intend to expand this system to other municipalities we serve.

  Tariffs

  Tariff adjustments follow the guidelines established by the Basic Sanitation Law and ARSESP.  The guidelines also establish procedural steps and the terms for the annual adjustments.  The adjustments has to be announced 30 days prior to the effective date of the new tariffs which occur in September, and last for a period of at least 12 months.

  Tariffs have historically been adjusted once a year and for periods of at least 12 months.  We increased our tariffs for water and sewage services by 6.8%, 9.0% and 6.7% in August 2004, 2005 and 2006, respectively.  On September 2007, tariffs rose by 4.12%, except for water supply and sewage collection tariffs for consumption of more than 20 cubic meters in non‑residential categories, which were adjusted by the cumulative inflation from August 2006 to July 2007 in the consumer price index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, index published by IBGE, which came to 3.74%.

  With the enactment of the Basic Sanitation Law, an independent regulatory entity is responsible for tariff regulation.  ARSESP has been the independent regulatory entity, regulating our tariffs, pursuant to a cooperation agreement between each municipality and the State.  With respect to other municipalities where ARSESP has not been explicitly selected to perform this task, we will depend on legal interpretation to conclude whether the independent entity will be in charge of regulating tariffs.  For instance, the municipality of Lins decided to create its own regulatory agency.  See “—Government Regulation—Tariff Regulation in the State of São Paulo” for additional information regarding our tariffs.

  Since 2008, the ARSESP has been developing new concepts that might be included in the tariff structure and adjustment formula but it has so far regulated our tariff structure and adjustments according to the same structure and adjustment formula that we ordinarily follow.

  On July 22, 2009, the ARSESP released a Technical Note (Nota Técnica) regarding the methodology for the tariff adjustment process and submitted it to public comments.  On August 12, 2009, the ARSESP informed that the new methodology would not be applied for the 2009 adjustment.  The ARSESP is currently working on the development and improvement of its new methodology and it expects to release a revised tariff structure and adjustments formula in 2011.

  As of the date of this annual report, ARSESP applies the adjustment formula for our tariffs that we established on August 29, 2003.  This adjustment was developed to better reflect changes in our cost structure.  According to this formula, the cost components of the Tariffs Adjustment Index, or IRT, are separated into two parts (“Part A” and “Part B”), where “Part A” encompasses all costs related to energy, water and sewage treatment materials; federal, state and local taxes; and financial compensation due to use of water resources; and where “Part B” encompasses all other costs and expenses.  “Part B” relates to the difference between the gross operating revenue and the value of “Part A” for the same period.  The adjustment of “Part A” is based on the price variation observed in its components during the preceding 12-month period.  “Part B” is adjusted by the IPCA index.  The adjustment to the formula used by ARSESP replaced the variable gross operating revenue for the variable cost of reference (“CR”).

  In September 2008, we adjusted our tariffs by 5.10% pursuant to ARSESP regulation.  In August 2009, the ARSESP approved a 4.43% adjustment for our water and sewage tariffs, starting on September 11, 2009.  This adjustment was valid for all municipalities served by our services, except for the municipalities of São Bernardo do Campo and Lins, which have different rules.  The tariffs in the municipality of São Bernardo do Campo are adjusted pursuant a different methodology due to the difference between the tariffs charged in that municipality when we assumed the service and the tariffs we were charging in the other metropolitan municipalities we serve.  The adjustments in São Bernardo do Campo are set so that in September 2012 the tariff charged in this municipality and the tariff charged in the other municipalities of the region will be the same.  With respect to the municipality of Lins, our tariff is adjusted in January according to the variation of the IPCA for the last twelve-month period ended November 30.

  We divide tariffs into two categories:  residential and non‑residential.  The residential category is subdivided into standard residential, residential social and favela (shantytowns).  The residential social tariffs apply to residences of low-income families, residences of persons unemployed for up to 12 months and collective living residences.  The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure.  The latter two sub-categories were instituted to assist lower-income customers by providing lower tariffs for consumption.  The non‑residential category consists of:  (i) commercial, industrial and public customers; (ii) “not-for-profit” entities that pay 50.0% of the prevailing non‑residential tariff;  (iv) government entities that have entered into a water loss reduction agreement with us and pay 75.0% of the prevailing non‑residential tariff; and (v) public entities that have entered into program agreements, for municipalities with a population of up to 30,000 and with half or more classified according to their degree of social vulnerability by the Social Vulnerability Index of São Paulo (Índice Paulista de Vulnerabilidade Social), or IPVS, 5 and 6, of the SEADE, obtained through the analysis of the 2000 Census figures, and that entered into program agreements with us, start to receive tariff benefits, in accordance with our normative ruling, for the category of public use, at the municipality level.  The tariffs are equal to the ones offered to the commercial/entity of social assistance and that corresponds to 50.0% of the public tariffs without contractual provisions referred to in item (v) above.

  We established a new tariff schedule, effective May 2002, for commercial and industrial customers that consume at least 5,000 cubic meters of water per month and that enter into demand agreements with us for at least one-year terms.  In October 2007, the minimum volume for the formalization of the agreement declined from 5,000 m³/month to 3,000 m³/month.  We believe this tariff schedule will help prevent our commercial and industrial customers from switching to the use of private wells.  In the 2008 adjustment authorized by ARSESP, we contested that the tariffs for the provision of water supply and sewage collection for non‑residential consumption of more than 3,000 cubic meters per month would have as a maximum limit values referred to in the tables for non‑residential consumption of more than 50 cubic meters per month.  We may charge lower prices depending on the market conditions of category of customer.

  We establish separate tariff schedules for our services in each of the São Paulo metropolitan region and each of the countryside and coastal regions which comprise our Regional systems.  Each tariff schedule incorporates regional cross-subsidies, taking into account the customers’ type and volume of consumption.  Tariffs paid by customers with high monthly water consumption rates exceed our costs of providing water service.  We use the excess tariff billed to high-volume customers to compensate for the lower tariffs paid by low-volume customers.  Similarly, tariffs for non‑residential customers are established at levels that subsidize residential customers.  In addition, the tariffs for the São Paulo metropolitan region generally are higher than tariffs in the countryside and coastal regions.

  Sewage charges in each region are fixed and are based on the same volume of water charged.  In the São Paulo metropolitan region and the coastal region, the sewage tariffs equal the water tariffs.  In the countryside region, sewage tariffs are approximately 20.0% lower than water tariffs.  Wholesale water rates are the same for all municipalities served.  We also make available sewage treatment services to those municipalities in line with the applicable contracts and tariffs.  In addition, various industrial customers pay an additional sewage charge, depending on the characteristics of the sewage they produce.

  Each category and class of customer pays tariffs according to the volume of water consumed.  The tariff paid by a certain category and class of customer increases progressively according to the increase in the volume of water consumed.  The following table sets forth the water and sewage services tariffs by (i) customer category and class and (ii) volume of water consumed charged during the years and period stated in the São Paulo metropolitan region.

	As of December 31,
Customer Category Consumption	2006	2007	2008	2009(2)
	(in cubic meters per month)

Residential:
Standard Residential:
0-10(1)	1.19	1.24	1.31	1.36
11-20	1.86	1.94	2.04	2.13
21-50	4.65	4.84	5.09	5.32
Above 50	5.13	5.34	5.61	5.86
Social:
0-10(1)	0.40	0.42	0.44	0.46
11-20	0.70	0.73	0.77	0.80
21-30	2.47	2.57	2.70	2.82
31-50	3.52	3.67	3.86	4.03
Above 50	3.89	4.05	4.26	4.45
Favela (shantytown):
0-10(1)	0.30	0.32	0.34	0.35
11-20	0.35	0.36	0.38	0.40
21-30	1.16	1.21	1.27	1.33
31-50	3.52	3.67	3.86	4.03
Above 50	3.89	4.05	4.26	4.45
Non‑Residential:
Commercial/Industrial/Governmental:
0-10(1)	2.39	2.49	2.62	2.74
11-20	4.65	4.84	5.09	5.32
21-50	8.97	9.31	9.78	10.21
Above 50	9.34	9.69	10.18	10.63
Social Welfare Entities:
0-10(1)	1.19	1.24	1.31	1.37
11-20	2.34	2.44	2.56	2.67
21-50	4.50	4.67	4.91	5.13
Above 50	4.66	4.83	5.08	5.31
Government entities that employ the Rational Use of the Water Program (Programa de Uso Racional da Água), or PURA with reduction agreement:
0-10(1)	1.79	1.87	1.97	2.05
11-20	3.49	3.63	3.82	3.99
21-50	6.73	6.98	7.34	7.67
Above 50	7.00	7.26	7.63	7.97

  (1)      The minimum volume charged is for ten cubic meters per month.

  (2)     Since September 11, 2009.

  In 2008 and 2009, the average tariff calculated for the Regional systems was approximately 30.0% below the average tariff of the São Paulo metropolitan region.

  Energy Consumption

  Energy is essential to our operations, and as a result we are one of the largest users of energy in the State of São Paulo.  We use 1.8% of the total energy consumption in the State of São Paulo.  In 2008 and 2009, 46.6% and 44.6%, respectively, of the energy that we used was provided by Companhia Energética São Paulo, or CESP, pursuant to a long‑term contract expiring in 2012.  To date, we have not experienced any major disruptions in energy supply.  Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of operations or prospects.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to risks associated with the provision of water and sewage services.”

  Energy prices have a significant impact on our results of operations.  An average increase of 17.5% in 2004 negatively affected our results of operations.  In 2005, we migrated 43.0% of our energy requirements to the “free market” where we can more efficiently negotiate the supply of energy.  In 2008 and 2009, 46.6% and 44.6%, respectively, of our total energy consumption occurred under “free market” rates.

  Insurance

  We maintain insurance covering, among other things, fire or other damage to our property, office buildings and third-party liability.  We also maintain insurance coverage for directors’ and officers’ liability (D&O insurance).  We currently obtain our insurance policies by means of public bids involving major Brazilian and international insurance companies.  As of December 31, 2008 and 2009, we had paid a total aggregate amount of R$3.39 million and R$4.58 million in premiums, covering approximately R$780.7 million and R$1,270.3 million on assets, third-party liabilities and D&O insurance, respectively.  We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption.  In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages.  We believe that we maintain insurance at levels customary in Brazil for our type of business.

  Environmental Matters

  Our new environmental policy, adopted in January 2008 establishes environmental management directives to allow us to become a contributing force to environmental sustainability and excellence.  We based the new directives on a systematic approach to the environment, which allowed us to develop a plan that integrated economic, environmental and social dimensions of our work with sustainable use of natural resources.

  In order to coordinate the environmental demands with the specific needs of the different places we operate, we have implemented 20 Environmental Management Centers (Núcleos de Gestão Ambiental), or the NGAs.

  We have the following environmental management programs:

  •       the structuring of the progressive program for ISO 14001 certification for the 65 water and/or sewage treatment stations by 2010;

  •       creation of the Corporate Management of Greenhouse Effects Program (Programa Corporativo de Gestão de Emissões de Gases de Efeito Estufa);

  •       the elaboration of an Environment Balance Sheet model, as of 2009 and 2010, in order to improve our balance sheet illustrating our environmental investments;

  •       the structuring and implementation of the program for review of our environmental liabilities, fulfillment/execution of the conduct adjustment terms and judicial agreements and for maintaining environmental licenses and granting permits for the use of water resources operational facilities;

  •       structuring of the SABESP Corporate Environmental Education Program (PEA SABESP), including environmental education projects involving the community;

  •       specific training programs to train technical assistants and experts to participate in legal proceedings regarding environmental matters; and

  •        implementation of the SABESP 3-Rs Program (Programa SABESP 3Rs) for the reduction, re-use and recycling of waste or by-products, a program involving the three largest administrative bodies of SABESP with plans to include all other administrative bodies.

  In addition to corporate environmental management initiatives, we launched several projects in 2008 to benefit the environment by engaging the community and third parties with non‑governmental organizations, including:

  •         Oil Recycling Program (Programa de Reciclagem de Óleo de Fritura), or PROL;

  •         Sustainable Planet (Planeta Sustentável);

  •         One million Trees in Cantareira (Programa “Um Milhão de Árvores no Cantareira”);

  •         Eyes in the Atlantic Rainforest (De Olho na Mata Atlântica); and

  •         Supporters of Sustainability (Audiências de Sustentabilidade).

  Government Regulation

  Basic sanitation services in Brazil are subject to an extensive federal, state and local legislation and regulation that, among other matters, regulates:

  •         the granting of concessions to provide water and sewage services;

  •         the implementation of public private partnerships;

  •         the need of a public bidding process for the appointment of private water and sewage services providers;

  •         the need of setting up an agreement for the appointment of public water and sewage services providers;

  •         the joint management of public services through cooperation, allowing for a program contract without the need for a public bidding process for the service provider, subject to the condition that the planning, execution and monitoring activities are not executed by the service provider;

  •         minimum requirements for water and sewage services;

  •         water usage;

  •         water quality and environmental protection; and

  •         governmental restrictions on the incurrence of indebtedness applicable to state-controlled companies.

  General

  Pursuant to Article 23 of the Brazilian Constitution, water and sewage services are the common responsibility shared by the federal government, the states and the municipalities.  Article 216 of the Constitution of the State of São Paulo provides that, by law, the State must provide the conditions for efficient management and adequate expansion of water and sewage services rendered by its agencies and State-controlled companies or any other concessionaire under its control.  State law authorized our formation to plan, provide and operate water and sewage services in the State and also acknowledged the autonomy of the municipalities.

  Pursuant to Article 175 of the Brazilian Constitution, the rendering of public services, such as water and sewage services, is the responsibility of the applicable public authority.  However, any such public authority has the right to render these services directly or through a concession granted to a third party.

  The Consortium Law and the Basic Sanitation Law have caused significant impacts in the development of the state sanitation policy and the regulatory structuring of the industry.

  Because we are the legal concessionaire for the State of São Paulo for water and sewage services, serving approximately 60.0% of the State’s population and providing sanitation services through concession agreements, we notice the impacts of the Consortium Law on the expiration of our concession agreements in the 1970’s when the Brazilian Sanitation Plan (Plano Nacional de Saneamento), or the PLANASA, was created.  The Consortium Law has caused important changes in the relationship among municipalities, states and public sanitation service providers, most notably mixed capital companies, such as us, because of the implementation of the program agreements as a substitute for concession agreements.

  In addition, the Basic Sanitation Law in its role of general guideline for the development of the Brazilian sanitation industry, addresses the conditions for the delegation of water and sewage services, the exercise of ownership by the granting authority and the regulatory conditions for the industry.  The Basic Sanitation Law also provides for a significant amendment to Article 42 of the Concessions Law which establishes the termination of concessions prior to the due expiration date and the reversibility conditions of unamortized assets.  The amendment requires that the service provider be compensated for unamortized assets, prioritizing an agreement between the parties setting out the criteria for calculation and payments of indemnity.

  The Basic Sanitation Law

  On January 5, 2007, it was enacted the Federal Law No. 11,445, known as the Basic Sanitation Law, establishing nationwide guidelines for basic sanitation and seeking to create appropriate solutions for the situation of each state and municipality, facilitating the technical cooperation between the state and municipalities.  In addition, the federal government will enact its public policy to facilitate access to financing alternatives that are compatible with the costs and terms of the sanitation industry, in substitution of the PLANASA model.

  The Basic Sanitation Law establishes the following principles for basic sanitation public services:  universalization, integrality, efficiency and economic sustainability, transparency of actions, social control and integration of infrastructure and services with the management of water resources.  It does not define the ownership of the sanitation services, but establishes the minimum liability for the exercise of ownership, such as the development of the sanitation plan, definition of the person responsible for regulation and control, establishment of the rights and obligations of the users and of the social control mechanisms.  It also defines the regionalized performance of the services (i.e., one single provider serves two or more owners, for which there may be one plan for the combination of services).

  In addition, the Basic Sanitation Law defines the guidelines and objectives of the federal basic sanitation policy to be observed when securing public funds generated or operated by agencies or entities of the federal government, and foresees the possibility of having subsidies as an instrument of social policy to ensure access to basic sanitation services to everyone, particularly the low-income population.  The subsidies may be granted either directly, through tariffs or indirectly, depending on the characteristics of the beneficiaries and on the source of the funds.

  Furthermore, the Basic Sanitation Law also provides that the sanitation services may be interrupted by the service provider, in the event of default of payment of the tariffs by the customer, among other reasons, after written notice, as long as minimum health requirements are met.

  The Basic Sanitation Law also establishes the criteria for the reversal of assets at the time of termination of the agreement and with regard to the concessions, such as those that have expired or are effective for an indefinite term, or those that were not formalized by an agreement.  In addition, the Basic Sanitation Law provides the basis for calculating the amount of an indemnity due, which must be calculated by a specialized institution chosen by mutual agreement between the parties.

  Pursuant to the Basic Sanitation Law, the parties of the concession may enter into an agreement with respect to the payment of the indemnification due to the concessionaire.  However, in the absence of an agreement, the Basic Sanitation Law establishes that the indemnization must be paid in no more than four equal and successive annual installments upon presentation of security interest, with the first installment payable until the last business day of the fiscal year in which the assets are reversed.

  Concessions

  Concessions for providing water and sewage services are formalized by agreements executed between the state or municipality, as the case may be, and a concessionaire to which the performance of these services is granted in a given municipality or region.  Our concessions normally have a contractual term of up to 30 years, although some of these concessions have an indefinite term of effectiveness.  However, our concessions in general can be revoked at any time if certain standards of quality and safety are not met, or in the event of default of the terms of the concession agreement.

  A municipality that chooses to assume the direct control of its water and sewage services must terminate the current relationship by duly compensating the service provider.  Subsequently, the municipality will be in charge of rendering services or of conducting a public bidding process to grant the concession to potential concessionaires, including agreements with public companies directly.  Although the Constitution of the State of São Paulo determines that the relevant municipality would have to pay us for the unamortized book value of the assets related to the concession and assume any correlated debt, with the exclusion of any amounts that have been paid to us by the municipality, upon termination or non‑renewal of the concession, the payment for termination may not be effected immediately, and any termination could negatively affect our cash flows, operating results and financial situation.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Municipalities may, under certain circumstances, terminate our concessions before their expiration and the compensation may be inadequate to recover the full value of our investments.”

  The Federal Concessions Law and the State Concessions Law require that the granting of a concession by the government be preceded by a public bidding process.  However, the Federal Public Bidding Law provides that a public bidding process can be waived under certain circumstances, including in the case of services to be provided by a public entity created for such specific purpose on a date prior to the effectiveness of this law, provided that the contracted price is compatible with what is practiced in the market.  Furthermore, a provision of the Federal Constitution determines waiver of the public bidding requirement in similar situations.  Based on this provision, the municipalities granted concessions with waiver of public bidding processes to us after the enactment of the Federal Constitution.  Currently, the Basic Sanitation Law provides that the program contracted can be executed with waiver of a public bidding process.

  On November 25, 2003, the Municipal Law No. 13,670 was enacted creating the Municipal System for Regulation of Water Supply and Sanitary Sewage Services (Sistema Municipal de Regulação dos Serviços de Abastecimento de Água e Esgotamento Sanitário), providing for their constitution and operation and also establishing the Municipal Sanitation Plan (Plano Municipal de Saneamento).  According to this law, the Mayor of the city of São Paulo has powers to grant and monitor formal concessions for water and sewage services in the city of São Paulo.  Subsequent to law No. 13,670/03, the Governor of the State filed a legal action claiming that this law was unconstitutional and, as a consequence, the applicability of law No. 13,670/03 was suspended.  On April 20, 2005 the court ruled, by majority of votes, in favor of the Governor of the State.  The city of São Paulo appealed the decision and a final decision is still pending to this date.

  On June 18, 2009, the Municipal Law No. 14,934 was enacted, authorizing the City of São Paulo to enter into an agreement with SABESP.  This law revoked the Municipal Law No. 13,760/2003, pursuant to which the state was the owner of the basic sanitation services in metropolitan region, that is object of a Direct Unconstitutionality Action, pending before the São Paulo State Court of Appeals.

  Public Consortia Law and Cooperation Agreement for Joint Management

  On April 6, 2005, the federal government enacted the Federal Consortium Law, which regulates Article 241 of the Brazilian Constitution.  This statute provides general principles to be observed when a public consortia enters into contracts with the Brazilian political divisions and subdivisions (the federal government, states, the Federal District and municipalities) aiming at the joint management of public services of common interests.

  Federal Decree No. 6,017/07 details the conditions of establishment of joint management and the execution of the program contract regulating the Public Consortia and Program Contracts Law.  This federal legislation introduces significant changes in the relationship among municipalities, states and companies providing public sanitation services, prohibiting the latter from exercising activities of planning, oversight and regulation, including as regards tariffs, of the services and creating the program contract for contracting entities whose share control is held by one of the Brazilian political divisions and subdivisions upon waiver of the public bidding process and compliance with concession legislation, as applicable.

  On January 13, 2006, the Governor of the State of São Paulo enacted State Decree No. 50,470, amended by State Decrees No. 52,020, dated July 31, 2007, and No. 53,192, dated July 1, 2008,  which provide for the rendering of water and sewage services in the State of São Paulo.  According to these Decrees, we may enter into agreements with municipalities in connection with the provision of water and sewage services by means of the so-called program contract without public bidding process.  In addition, the Decrees establish that we will continue to render services in the areas covered by the concession granted by the State.

  Based on the statutes, in January 2007 we executed our first program agreement with the municipality of Lins, located in the State of São Paulo, which continues to be responsible for oversight and regulation of the services.  Subsequently, we formalized agreements with other municipalities in the State of São Paulo, with the transfer of these duties to the State of São Paulo through a cooperation agreement.

  On June 8, 2006, the State of São Paulo enacted the Decree No. 50,868 creating the Commission for the Regulation of Sanitation Service of the State of São Paulo to regulate sanitation services.  The Commission for the Regulation of Sanitation Service of the State of São Paulo was directly subordinated to the State Secretariat for Sanitation and Energy.

  The main duty of the Commission for the Regulation of Sanitation Service of the State of São Paulo was the conduction of studies for the creation of a regulatory agency for the basic sanitation industry and the presentation of legal and regulatory measures, which resulted in the publication of supplementary law No. 1,025 of December 7, 2007, creating the ARSESP.

  ARSESP regulates the basic sanitation services that belong to the State, relating to the federal and municipal jurisdictions and prerogatives, and exercising the following functions:

  •       complying with and enforcing state and federal basic sanitation legislation;

  •       publishing the organizational platform for the services, indicating the types of services provided by the state, as well as the equipment and facilities composing the system;

  •       assuming, where applicable, the legal attributions of the jurisdictional authority;

  •       establishing, in accordance with the tariff guidelines defined by Decree No. 41,446/96, tariffs and other manners for the compensation of services, adjusting and reviewing them to ensure the financial-economic balance of services and low-cost tariffs through mechanisms that increase service efficiency and lead to the appropriation of productivity gains by society; and

  •       approving, overseeing and regulating (including tariff issues) sewage treatment and wholesale water supply agreements entered into between the state supplier and other suppliers, pursuant to Article 12  of the Basic Sanitation Law.

  Regarding municipal basic sanitation, ARSESP oversees, controls and regulates (including tariff issues) services that have been delegated by municipalities to the state through shared management resulting from cooperation agreements to formalize the program agreements between municipalities and us for the execution of these services.  If possible and convenient for the municipality, it can act on agreements executed prior to the enactment of the current regulation.

  For its services, ARSESP charges 0.50% of the annual total invoiced of the municipality.  This fee is charged either from municipalities that have signed program contract with us and municipalities in São Paulo metropolitan region.

  Supplementary law No. 1,025/07 also amended paragraphs 5, 7 and 8 and added paragraphs 9 and 10 to Article 1 of State law 119/73, which created us, expanding the range of services that we can render, with the inclusion of urban rainwater drainage and management, urban cleaning and solid waste management, as well as the operation of power generation, storage, conservation and sales activities, for own or third-party use.

  In addition, the new rules simplified the process for the expansion of our business in Brazil and abroad, authorizing us:

  •       to participate in the controlling block or the capital of other companies;

  •       to create subsidiaries, which may become majority or minority shareholders in other companies; and

  •       to establish partnerships with national or foreign companies, including other state or municipal basic sanitation companies in order to expand our activities, share technology and expand investments related to basic sanitation services.

  Finally, the supplementary law No. 1,025/07 maintained the State Sanitation Council – (Conselho Estadual de Saneamento – CONESAN), created by Supplementary Law No. 7,750/92 as an advisory council to define and implement the state basic sanitation policy, and the State Sanitation Fund (Fundo Estadual de Saneamento - FESAN), connected to the State Secretariat for Sanitation and Energy, for the collection and management of resources in support of State-approved programs, as well as support of development of technology, management and human resources and of a system of information on sanitation, in addition to other support programs.

  On November 13, 2009, the Sanitation and Energy Regulatory Agency of the State of São Paulo - ARSESP published Resolution No. 106 establishing technical conditions for the provision of water supply and sanitary sewage services under state and municipal ownership that had their attributes of oversight, control and regulation of services including tariffs delegated by the agency to the state for the fiscal year.  Technical, economic and financial viability studies have not yet been carried out for the implementation of the new rules and therefore it is not possible to estimate the impacts thereof.

  Public-Private Partnerships and Growth Acceleration Plan

  The PPP is a form of agreement with the public administration used for the concession of services only to private enterprises, as well as for construction works coupled with the provision of services.  PPPs are regulated in the State of São Paulo by law No. 11,688 enacted on May 19, 2004.  PPPs may be used for:  (i) implantation, expansion, improvement, reform, maintenance, or management of public infra-structure; (ii) provision of public services; and (iii) exploitation of public assets and non‑material rights belonging to the State.

  Payment is conditional upon performance.  The payment may be collected through:  (i) tariffs paid by users; (ii) assignment of credits belonging to the Public Administration, except taxes; and (iii) transfer of rights related to the commercial exploitation of public assets.

  Law No. 11,688 also authorized the creation of Companhia Paulista de Parcerias, or the CPP.  CPP may grant guarantees, enter into insurance contracts, and participate in PPP contracts.  CPP is fully owned by the São Paulo State government.

  In January 2007, the President of Brazil announced a new Growth Acceleration Plan, known as the “PAC”, which includes major investments in infrastructure services, including the service provision of water and sewage, housing, as well as highways, airports, ports, energy, that would benefit the poor population of Brazil. The Plan calls for a total investment of R$504.0 billion through 2010 and most part of this amount would be provided by State-owned companies and the private sector, while the rest would come from the federal government. Of this total, a R$40 billion investment is for the sanitation sector.

  Public Bidding Procedures

  Pursuant to the Federal Public Bidding Law, the public bid process commences with publication by the granting authority in the federal, state or municipal official newspaper, as the case may be, and another leading Brazilian newspaper, of an announcement that it will carry out a public bidding contest pursuant to provisions set forth in an edital (invitation to bid).  The invitation to bid must specify, among other terms:  (i) the purpose, duration and goals of the bid; (ii) the participation of bidders, either individually or forming a consortium; (iii) a description of the qualifications required for adequate performance of the services covered by the bid; (iv) the deadlines for the submission of bids; (v) the criteria used for selection of the winning bidder; and (vi) a list of the documents required to establish the bidder’s technical, financial and legal capabilities.

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

  Under State law, implementation of any project that involves the use of surface or underground water requires prior authorization or licensing from the competent government authority.  In order to implement these principles, authorizations granting a right of use are required from the relevant public authority for water usage (whether for collection, release of effluents or other otherwise), modification of the regime and modification of the quality or the quantity of the existing water.  In the case of rivers under the federal government’s domain (rivers crossing more than one state), the ANA is the public authority which grants the authorization.  With respect to the rivers under a state’s domain, the applicable state authority has jurisdiction to grant the right of use.  In the State of São Paulo, the DAEE is the public authority responsible for granting such authorizations.  The DAEE has, as its objectives, establishing (i) a policy for the use of water resources with a view to developing the water business of the State, and (ii) plans, studies and projects related to the integral use of water resources, directly or by means of agreements with third parties.  The DAEE has established the standards which regulate abstraction of water from water resources in the State of São Paulo.

  Our main operating units have been granted water usage rights, however we also have several operating units where water grants are not fully in place.  To help obtain the remaining water grants, we have established a Corporate Program for the Legalization of Grants.

  In July 2000, the ANA, a federal agency under the Ministry of the Environment, was established to develop the National System for Water Resources Management.  According to existing law, the Hydrographic Basin Committees are authorized to collect charges related to water usage from entities, such as us, for the abstraction of water from, or dumping of sewage into, water resources controlled by these agencies.  The charges collected by these agencies will be used to sponsor studies, programs, projects and constructions provided for in the Water Resources Plan (Plano de Recursos Hídricos) and for the payment of expenses concerning the creation of the Federal System for Water Resources Managing (Sistema Nacional de Gerenciamento de Recursos Hídricos), as well as may be loaned or provided as grants to governmental agencies and corporations, including us, for use in the development of conservation and recovery of water resources.

  State law No. 12,183 of December 29, 2005 established the basis for the fees charged for the use of the water resources owned by the State of São Paulo.  To implement this fee, the law provides for, among other provisions, the participation of the Basin Committees, the creation of Basin Agencies and the organization of a registered list of water resource users.  The Committee’s proposals regarding the amounts to be charged at the basins must be approved by the State Water Resource Council, with the approval and setting of the amounts to be applied at each water basin formalized by a decree issued by the State Governor.  Article 4 of the law also established that, until December 2009, the fees charged for the use of water resources by public or private basic sanitation (water and sewage) companies will correspond to 50.0% of the established amount, provided these companies demonstrate they are making investments with their own funds in studies, projects and works aimed at the removal and treatment of sewage.  The law also provides for penalties for the failure to pay fees that range from a fine of 2.0% and interest on arrears on the value of the outstanding payment to the suspension or loss of water resource use rights, which are imposed at the discretion of the water resource authority and in accordance with the applicable regulations.

  Water Quality

  Administrative Rule No. 518/04, issued by the Ministry of Health of the federal government provides the standards for drinking water for human consumption in Brazil.  This rule is similar to the U.S. Safe Drinking Water Act and the regulations enacted by the U.S. 70 Environmental Protection Agency, establishing rules for sampling and limits related to substances that are potentially hazardous to health.

  In compliance with Brazilian law, the physical-chemical, organic and bacteriological analyses carried out for water quality control follow the methodologies of the Standard Methods for Water and Wastewater (21st edition) of the American Water Works Association.

  Decree No. 5,440/05 provides for the obligation to disclose the quality of water to consumers.  We have been complying with these regulations by publishing the significant information in monthly bills and annual reports delivered to all consumers that we serve.

  Environmental Regulation

  The implementation and operation of water and sewage systems are subject to strict federal, state and municipal laws and regulations on environmental and water-resource protection.  The National Environmental Council (Conselho Nacional de Meio Ambiental), or the CONAMA, is the federal agency responsible for the regulation of licensing of potentially polluting activities.  In the State of São Paulo, the Companhia Ambiental do Estado de São Paulo, or CETESB, is the governmental entity responsible for the control, supervision, monitoring and licensing of polluting activities, pursuant to State law No. 997 of March 31, 1976, which regulates the control of environmental pollutants, and with the state Law No. 13,542 enacted on May 8, 2009.

  The control and environmental planning instruments are defined by several legal instruments, such as the State Law No. 997/1976 which regulates the environmental pollution control; the Conama Resolution 05/1988 that overseas sanitation projects which causes environmental alterations; the Conama Resolution No. 237/1997 which regulates environmental licenses; Federal, State and Local jurisdiction; listed activities subject to licensing; environment and impact researches and reports; State Decree No. 47,400/02 which regulates articles from State Law No. 9,509/1997 regarding environmental licensing, establishes validity terms to each environmental licensing branch and conditions to its renewal, as well as terms to requirement analysis and environmental licensing; establishes suspension notifications and termination requirements, and payment analysis; State Decree No. 8,468/76 which regulates both State Law No. 977/1976 and Conama Resolution No. 357/05 which classifies water resources and environmental guidelines, as well as establishes effluent patterns, among other provisions.

  Projects with significant environmental impact are subject to specific studies prepared by multidisciplinary teams that present a series of recommendations focused on minimizing the environmental impact.  These studies are then submitted for analysis and approval by the government authorities.  The licensing process is composed of three stages, which include the following licenses:

  •       prior license - granted in the planning stage, approving the location and concept and attesting to the project’s environmental feasibility.

  •       installation license - authorizing the beginning of works for the installation of the project, subject to the compliance with the approved plans, programs and projects, including environmental control measures and other necessary technical requirements.

  •       operation license - authorizing the operation of a unit or activity subject to compliance with the technical requirements contained in the installation license.

  Sewage Requirements

  State law sets forth regulations regarding pollution control and environmental preservation in the State of São Paulo establishing limits for the discharge of waste that impact the water, air and soil.  State law provides that, in areas in which there exists a public sewage system, all effluents of a “polluting source” must be discharged to such system.  It is the responsibility of the polluting source to connect itself to the public sewage system.  All effluents to be discharged are required to meet certain criteria established by the applicable environmental law, which allow such effluents to be treated by our treatment facilities and discharged in an environmentally safe manner.  Effluents which exceed such characteristics are prohibited from being discharged into the public sewage system.  State legislation also establishes that liquid effluents, except those related to basic sanitation, be subjected to pre‑treatment so that they meet the required mandatory levels before being discharged into the public sewage system.  Federal Law No. 11,455/2007 also regulates the subject, establishing the national sanitation guidelines in article 45.

  The CETESB is authorized under State law to monitor discharges of pollutants into the environment and to enforce the requirements of State law.  CETESB is responsible for issuing previous installation and operation licenses granted to sewage treatment facilities and other pollution sources.  We have a program aimed at cleaning up the Tietê river, called the Tietê Project, which was launched in 1992 and is considered the largest basic sanitation program ever implemented in Brazil.  The Tietê Project is included in our capital expenditure program, and involves work for the collection, removal and treatment of sewage to expand and optimize the basic sanitary sewage system in the São Paulo metropolitan region.  See “—Capital Expenditure Programs—São Paulo Metropolitan Region Investment Programs—Tietê Project.”

  The disposal of sludge must also meet State and Federal Law requirements such as the Conama Resolution No. 375 enacted on August 29, 2006.  CETESB also regulates the discharge of effluents into bodies of water and must approve all of our treatment facilities in accordance with federal and state regulations.  Water resource legislation in the State of São Paulo establishes the charging of fees for the discharge of treated effluents into bodies of water, however, this provision is currently in the final stages of implementation.

  Some municipalities of the State of São Paulo have enacted municipal laws requiring us to charge a fixed fee for these services, and not use the tariff system, for sewage services being provided.  To date, we have not been the subject of enforcement of these laws.

  Tariff Regulation in the State of São Paulo

  The tariffs for our services are to some extent subject to Federal and State regulation.

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

  We may be subject to a federal law which, in the case of water and sewage services, provided pursuant to certain concessions, effectively prohibits tariffs that would produce a return on assets in excess of 12% per annum.  Return on assets is calculated using operating income (before financial and certain other expenses) measured against operational assets (property, plant and equipment and certain other assets), based on our financial statements prepared in accordance with Brazilian GAAP.  We could be subject to the above return on assets limitation in adjusting tariffs because substantially all of our current concessions were granted during the period in which these rate regulations were in effect.  We are not, however, subject to such limitations in setting tariffs under our newer concessions.  The above return on assets limitation does not apply to renewals of existing concessions.

  In addition to the specific regulation mentioned above, we are also subject to general rules such as periodic readjustments established by law No. 9,069/95 which established, among other things, the Real Plan.

  With the enactment of the Basic Sanitation Law and federal consortium law, we were prohibited from planning, inspecting and regulating services, which included determining the tariff policy to be adopted.  These activities are to be exercised by the entity of the State that controls the services, which, with the exception of the responsibility for planning, may delegate the exercise of the other applicable responsibilities.  Pursuant to the Basic Sanitation Law,  tariff regulation is to be performed by an independent regulatory entity.  Municipalities can choose to delegate tariff regulation to the ARSESP instead of creating their own regulatory agency.  Considering that, with the sole exception of the municipality of Lins, no other municipality has decided to create its own regulatory entity so far and that many municipalities have already delegated regulation to ARSESP, we believe that at least in the near future ARSESP will be in charge of regulating tariffs for most of the concession and program agreements entered into by us.  However, we cannot be certain that other municipalities will not take the same decision as Lins.

  The current tariff structure maintain three different tariff schedules, depending upon whether a customer is located in the São Paulo metropolitan region or the interior or coastal regions comprising our Regional Systems.  There are four levels of volume consumed for each category of customer, except for the residential social and favelas (shantytowns) that present five levels of volume consumed.  Customers are billed on a monthly basis.  We are also authorized to enter into individual contracts with certain customers, such as municipalities, to supply water or sewage services on a wholesale basis.

  Governmental Restrictions on Incurrence of Debt

  On June 30, 1998, the Central Bank issued a resolution amending certain conditions that must be observed with respect to the external credit operations (i.e., foreign currency borrowings) of states, the Federal District of Brasilia, municipalities and their respective autarquias (agencies), foundations and non‑financial companies, including us.  This resolution provides, among other things, that, with certain exceptions applicable to the importation of goods and services:

  •         the proceeds of external credit operations must be exclusively used to refinance outstanding financial obligations of the borrower, with preference given to those obligations that have a higher cost and a shorter term, and, until used for such purposes, the proceeds shall remain deposited, as directed by the Central Bank, in a pledged account; and

  •         the total amount of the contractual obligation must be subject to monthly deposits in a pledged account, equal to the total debt service obligation, including principal and interest, divided by the number of months that the obligation is to be outstanding.

  The Central Bank resolution further provides that the requirements described above do not apply to financing transactions involving multilateral or official organizations such as the World Bank, the IDB or the JICA.  The Central Bank regulation implementing this resolution provides, among other things, that the account referred to in the first bullet point above must be an account opened in a federal financial institution, which is to hold such funds until released for the purpose of refinancing outstanding obligations of the borrower.  The Central Bank regulation further provides that the account described in the second bullet point above must be an escrow account to be opened in a federal financial institution and to secure the payment of principal and interest on the external debt.

  Our external credit transactions are also subject to the approval of the National Secretariat of Treasury and the Central Bank, which, after reviewing the financial terms and conditions of the transaction, will issue an approval for the closing of the foreign exchange transaction relating to the entry of the funds into Brazil and, following such entry and at our request, an electronic certificate of registration through which all scheduled payments of principal, interest and expenses will be remitted by us.  The electronic certificate of registration grants the borrower access to the market for foreign exchange.

  The Company is also subject to the provisions of National Monetary Council Resolution No. 2,827 of March 30, 2001, as amended, that limits the value of credit operations of financial institutions and other institutions authorized by the Brazilian Central Bank with bodies and entities in the public sector.

  Lending Limits of Brazilian Financial Institutions

  The National Monetary Council resolutions limit the amount that Brazilian public financial institutions may lend to public sector companies, such as us.  Financing of projects which are put up for international bid and any financing in reais provided to the Brazilian counterpart of such international bids are excluded from these limits.

  4.C. Organizational structure

  Not applicable.

  4.D. Property, Plant and Equipment

  Our principal properties consist of reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water mains, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections.  As of December 31, 2008, we owned  206  water treatment facilities and 62,582 kilometers of water pipes and mains, 464 sewage treatment facilities and 42,241 kilometers of sewer lines, as well as 16 water quality control laboratories.  As of December 31, 2009, we owned  208  water treatment facilities and 63,732 kilometers of water pipes and mains, 475 sewage treatment facilities and 42,895 kilometers of sewer lines, as well as 16 water quality control laboratories.

  We own our headquarters building and all other major administrative buildings.  We have pledged some of our properties as collateral to the federal government in connection with a long‑term financing transaction we have entered into with the World Bank that was guaranteed by the federal government.  We have also pledged part of our assets in the amount of R$249.0 million as collateral with respect to our indebtedness under the Special Program for Payment of Federal and Social Security-Related Taxes in Installments (Programa de Parcelamento Especial para Impostos Federais e Previdenciários), or PAES program.

  As of December 31, 2008 and 2009, the total net book value of our property, plant and equipment and intangible assets (including concession assets) was R$15.7 billion and R$17.0 billion, respectively, including concession assets acquired (intangible assets).

  All of our material properties are located in the State of São Paulo.

  ITEM 4A.  UNRESOLVED STAFF COMMENTS

  Not applicable.

  ITEM 5.        Operating and Financial Review and Prospects

  The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our audited financial statements included elsewhere in this annual report.  This annual report contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors.”

  The financial statements included elsewhere in this annual report have been prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP.  We have included a discussion of the material differences between Brazilian GAAP and U.S. GAAP related to each critical accounting policy in our audited financial statements.  For additional information regarding other differences between Brazilian GAAP and U.S. GAAP, please see Note 28 to our financial statements.

  In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

  5.A. Operating and Financial Review and Prospects

  Overview

  We operate water and sewage systems in the State of São Paulo, including in the City of São Paulo, Brazil’s largest city, and in 366 municipalities in the State of São Paulo, which represent 55.5% of all municipalities in the State.  We also provide water services on a wholesale basis to six additional municipalities in which we do not operate water systems.

  The São Paulo metropolitan region, which includes the city of São Paulo, is our most important service territory.  With a population of approximately 20.2 million, the São Paulo metropolitan region accounted for approximately 75.8%, 75.8%, 76.1% and 75.6% of our gross revenue from sales and services in 2006, 2007, 2008 and 2009, respectively. Approximately 67.3% of the property, plant and equipment reflected on our balance sheet as of December 31, 2008 was located in this region. In an effort to respond to demand in the São Paulo metropolitan region and because the region represents the principal opportunity to increase our net revenue from sales and services, we have concentrated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region. Our capital expenditure program is our most significant liquidity and capital resource requirement.

  Factors Affecting Our Results of Operations

  Our results of operations and financial condition are generally affected by our ability to raise tariffs, general economic conditions in Brazil and, in some previous periods, meteorological conditions.  In 2006, our results of operations and financial condition were affected by an increase in the invoiced volume of water and sewage, as well as by a decrease in our financial expenses, as a result of our strategy to actively manage our capital market indebtedness.  In addition, our results of operations and financial condition were negatively affected by an adjustment of R$93.8 million that resulted from an analysis and reconciliation procedure related to the accounting balance of our accounts receivable.  In 2007, as a result of a high number of court rulings, our management was able to analyze the contingency evaluation process.  Based on this analysis and on the most recent history of favorable and unfavorable court rulings, we were able to determine the contingency amount in the lawsuits involving customers and improve our estimate of liability.

  In 2008, our net income decreased significantly in comparison to our net income in 2007.  We recorded a R$409.1 million provision for losses with respect to the amount that the State acknowledges that it owes to us relating to the pension benefits paid by us on behalf of the State and a R$535.4 million provision for actuarial liability.  In the aggregate, these adjustments totaled R$944.5 million.  See Note 6 to our financial statements.  The global financial and economic crisis, resulted in a depreciation of the Brazilian real against the US dollar, which adversely affected our foreign currency-denominated obligations.  Even though the exchange rate variation negatively affected our net income, the impact was partially offset by the financial revenue recorded as a result of the commitment agreement with the State of São Paulo, the DAEE and the Company, on March 26, 2008.  See “7.B. Major Shareholders and Related Party Transactions – Related Party Transactions – Transactions with the State of São Paulo – Agreements with the State.”

  Effects of Tariff Increases

  Our results of operations and financial condition are highly dependent upon our ability to increase tariffs for our water and sewage services.  Since the enactment of Law No. 11,445/07 dated December 5, 2007, as a general rule, ARSESP will be responsible for setting, adjusting and reviewing tariffs, taking into consideration, among other factors, the following:

  •           political considerations arising from our status as a State-controlled company;

  •           anti‑inflation measures enacted by the federal government from time to time; and

  •           when necessary, the readjustment to maintain the financial-economic balance of the agreement.

  Readjustment of our tariffs would continue to be set annually, but would be dependent on the parameters established by the Basic Sanitation Law and the ARSESP.  The guidelines also establish procedural steps and the terms for annual adjustments.  The annual adjustments has to be announced 30 days prior to the effective date of the new tariffs, which occur in September, and remain in place for a period of at least 12 months.  See “4.B. Business Overview – Tariffs.”

  The following table sets forth, for the periods indicated, the percentage increase of our tariffs, as compared to three inflation indexes:

	Year ended December 31,
	2006	2007	2008	2009

Increase in average tariff(1)	6.7%	4.1%	5.1%	4.4%
Inflation – IPC - FIPE	2.5%	4.4%	6.2%	3.7%
Inflation – IPCA	3.1%	4.5%	5.9%	4.3%
Inflation – IGP-M	3.8%	7.8%	9.8%	(1.7)%

  _________________________________

  (1) Tariff increases for each period took effect in August of such year.  Since 2007, tariff readjustments have taken effect in September, one month after the readjustment announcement.

  Sources:  Central Bank, Fundação Getúlio Vargas and Fundação Instituto de Pesquisas Econômicas.

  Effects of Brazilian Economic Conditions

  As a company with all of its operations in Brazil, our results of operations and financial condition are affected by general economic conditions in Brazil, particularly by exchange rate fluctuations, inflation rates and interest rate levels.  For example, the general performance of the Brazilian economy affects demand for water and sewage services, and inflation affects our costs and margins.  The Brazilian economic environment has been characterized by significant variations in economic growth rates.

  General Economic Conditions.  In 2006, the real appreciated by 7.5% against the U.S. dollar between December 31, 2005 and 2006.  Notwithstanding the real’s appreciation, Brazil’s trade surplus was US$46.5 billion.  The average unemployment rate increased from 8.3% for the year ended December 31, 2005, to 8.4% for the year ended December 31, 2006, in the principal metropolitan regions of Brazil, according to IBGE estimates.  In 2007, the appreciation trend continued and the real appreciated by 20.7% against the U.S. dollar.  Notwithstanding the real’s appreciation, Brazil’s trade surplus was US$40.0 billion.

  By the end of 2007, Brazil had US$180.0 billion in currency reserves.  The average unemployment rate in the principal metropolitan regions of Brazil decreased from 8.4% for the year ended December 31, 2006, to 7.4% for the year ended December 31, 2007 and to 6.8% for the year ended December 31, 2008, remaining stable at 6.8% for the year ended December 31, 2009, according to IBGE estimates.

  The year 2008 was characterized by the worsening of the global financial and economic crisis.  As a result, in 2008 the real depreciated by 30.1% against the U.S. dollar.  Nonetheless, Brazil had R$206.8 billion in currency reserves.  Brazil’s trade surplus was R$24.8 billion.  In addition, the worsening of the financial crisis during the last quarter of 2008 reduced the activity level of the Brazilian economy.  The Brazilian economy experienced higher lending rates, currency devaluation, fall in stock prices and shrinking industrial production.  In order to ease the impact of the financial crisis in the Brazilian economy, the Brazilian government implemented measures for the flexibilization of the monetary policy and tax relief.  These measures strengthened the domestic market and were key to the economic recovery.  In 2009, the Brazilian gross domestic product (GDP) decreased 0.2% in comparison with 2008.  Nonetheless, Brazil had US$239.0 billion in currency reserves.  Brazil’s trade surplus was US$25.3 billion.

  Interest Rates.  Interest rates in Brazil are closely linked to exchange rate fluctuations and inflation rates.  High domestic interest rates result in increases in our financial expenses and also negatively affect our ability to obtain financing, on a cost-effective basis, in the domestic capital and lending markets.  As a result, we may continue to require substantial amounts of foreign currency-denominated indebtedness in order to satisfy our liquidity and funding requirements, which increase our exposure to exchange rate fluctuations as discussed below.

  In November 2005, the Central Bank began a process of reducing the official interest rate.  On December 31, 2005, the official interest rate was 18.0%.  In 2006, the Central Bank continued to reduce the official interest rate, reaching 13.19% on December 31, 2006.  In 2007, the Central Bank continued to reduce the official interest rate, reaching 11.18% on December 31, 2007.  However, the trend was reverted as a result of the global financial and economic crisis, and the official interest rate was 13.66% on December 31, 2008.  In 2009, in order to boost the economy, the Central Bank reduced significantly the official interest rate, reaching 8.65% on December 31, 2009.  We have not utilized any derivative financial instruments, or any hedging instruments to mitigate interest rate fluctuations.  We do, however, continually monitor market interest rates in order to evaluate the possible need to refinance our debt.

  Inflation.  Inflation affects our financial performance by increasing our costs of services rendered and operating expenses.  In addition, all of our real-denominated debt is indexed to take into account the effects of inflation.  Most of our real-denominated debt provides for inflation-based increases in the respective principal amounts of that indebtedness, which increases are determined by reference to the daily government interest rate (Taxa Referencial), or the TR, plus an agreed margin.  We cannot assure that our tariffs will be increased, in future periods, to increase tariffs to offset, in full or in part, the effects of inflation.

  The following table shows Brazilian inflation for the periods indicated:

	Year ended December 31,
	2006	2007	2008	2009

Inflation – IPC - FIPE	2.5%	4.4%	6.2%	3.7%
Inflation – IGP-M	3.8%	7.8%	9.8%	(1.7)%

  _________________________________

  Sources:  Fundação Getúlio Vargas and Fundação Instituto de Pesquisas Econômicas.

  Currency Exchange Rates.  We had total foreign currency-denominated indebtedness of R$2,281.0 million as of December 31, 2008, of which R$106.2 million refer to our short‑term foreign currency-denominated obligations.  In the event of significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency-denominated obligations would increase as measured in reais, particularly as our tariff and other revenue are based solely in reais.  In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  For example, the 31.9% devaluation of the real in 2008 increased our financial expenses and negatively affected our overall results of operations for the year.  In contrast, in 2007, the real appreciated 17.15% against the U.S. dollar, which resulted in a foreign exchange gain of R$188.0 million.  The 8.66% appreciation of the real against the U.S. dollar in 2006 led to a foreign exchange gain of R$96.1 million.

  We manage our indebtedness portfolio closely to decrease the cost of servicing our indebtedness as a whole and our exposure to exchange rate fluctuations.  We do not speculate in foreign currencies nor do we have any material exposure to derivatives tied to foreign currencies.

  The following table shows the fluctuation of the real against the U.S. dollar, the period-end exchange rates and average exchange rates for the years 2006, 2007, 2008 and 2009:

	Year ended December 31,
	2006	2007	2008	2009

Devaluation (appreciation) of the real versus U.S. dollar	(8.66)%	(17.15)%	31.9%	(25.49)%
Period-end exchange rate – US$1.00	R$2.1380	R$1.7713	R$2.3370	R$1.7412
Average exchange rate – US$1.00 (1)	R$2.1771	R$1.9483	R$1.8375	R$1.9976

  _______________________________

  (1)               Represents the average for period indicated.

  Source:        Central Bank.

  At times, we enter into forward exchange transactions and financial funding transactions in reais to mitigate foreign currency exposure.  In addition, we have monitored, overseen and controlled our foreign currency-denominated indebtedness, taking advantage of market opportunities to improve the profile of our indebtedness and reduce our costs.  On December 31, 2008 we had no forward exchange transactions.

  Effects of Drought

  Brazil experienced a prolonged and severe drought during 2000 and 2001, although historically droughts have not impacted all of our water supply systems equally.  As a result, from mid-June to mid-September in 2000, we rationed water in the south of the São Paulo metropolitan region, affecting approximately 3.5 million people, or approximately 20% of the total population of this region, and reducing our total water production by approximately 8%.  From April 2001 through January 2002, and from October to December 2003, we have also rationed water in certain regions of the São Paulo metropolitan region, but in a much smaller scale.  For instance, during our 2003 rationing period, our total water production volume was reduced by only 0.8%.  The effects of the drought continued to affect our systems through 2004.  Due to the water usage reduction bonus program and the return to normal rainfall levels that occurred throughout 2004 and early 2005, the conditions of our reservoirs improved in 2005.  In 2006 the rainfall was sufficient to enable us to maintain our reservoirs at historical levels.  In 2007 and 2008, the rainfall exceeded that of the previous years resulting in an increase in the volume of water held in our reservoirs thereby providing a cushion to meet demand.  In 2009, the rainfall was higher than the historic average and in the end of the year we were using  87.0% of our reservoirs, compared to a 50.0%, 41.0% and 51.0% utilization in 2008, 2007 and 2006, respectively.

  Critical Accounting Policies, Practices and Estimates

  Critical accounting policies and practices are those that are both (i) important to the portrayal of our financial condition and results of operations and (ii) require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex.  In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the critical accounting policies and practices discussed below.

  Our management’s discussion and analysis of financial condition and results of operations are derived from our audited financial statements included elsewhere in this annual report, which have been prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP.  We have included a discussion of the material differences between Brazilian GAAP and U.S. GAAP related to each critical accounting policy in our audited financial statements.  For additional information regarding other differences between Brazilian GAAP and U.S. GAAP, please see Note 28 to our financial statements.

  Allowance for Doubtful Accounts

  We record allowance for doubtful accounts in an amount that our management considers sufficient to cover probable losses, based on an analysis of customer accounts receivable.  We record an allowance for doubtful accounts for balances receivable in excess of R$5,000 and overdue for more than 360 days.  The amount is thus calculated and adjusted when it is in excess or insufficient, based on an aging analysis of unpaid receivables and on the expected recovery for different categories of customers.  Accounts receivable balances under R$5,000 and overdue for more than 180 days are written off as a direct charge to result.

  Provisions for the allowance for doubtful accounts are included in selling expenses, net of recoveries.  The net charge to this allowance was R$411.9 million, R$323.3 million and R$336.3 million in 2006, 2007 and 2008, respectively.

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

  In addition, we have substantial assets consisting of amounts owed by the State.  These amounts consist primarily of accounts receivable for services and reimbursement for pensions paid.

  As of December 31, 2008, the amounts owed to us by the State for the provision of water and sewage services included R$120.6 million which was considered overdue as of February 29, 2004, and an additional R$113.6 million in accounts receivable related to the provision of water and sewage services rendered from February 2004.

  In addition, as of December 31, 2008, the amounts owed to us by the State for the reimbursement for pensions paid on behalf of the State was R$1,365.7 million (R$915.3 million of which was acknowledged by the State in the commitment agreement between us, the State and the DAEE in March 2008).  We recorded a R$409.1 million provision for losses, corresponding to an expectation of not being reimbursed by the State for pension benefits we paid on its behalf.

  For U.S. GAAP purposes, the amounts receivable from the State for pensions paid is not recorded as accounts receivable, and the amounts effectively reimbursed by the State are presented as additional paid-in capital.  No additional differences have been identified between accounting policies for accounts receivable and allowance for doubtful accounts under Brazilian GAAP and U.S. GAAP.

  Indemnities Receivable

  Indemnities receivable is a long‑term asset representing amounts receivable from the municipalities of Diadema and Mauá as indemnification for their unilateral termination of our water and sewage service concessions in 1995.  As of December 31, 2008, this asset amounted to R$148.8 million.

  Pursuant to our concession contracts, we invested in the construction of water and sewage systems in these municipalities to meet our concession service commitments.  Upon the unilateral termination of the municipalities of Diadema and Mauá concessions, our assets were impounded by the municipal authorities, which took on the responsibility of providing water and sewage services in these areas.  At that time, we reclassified our property, plant and equipment balances relating to the impounded assets to long‑term assets (indemnities receivable) and recorded impairment charges to reduce the carrying value of the assets to the estimated recoverable amounts for which we had contractually agreed as fair compensation with these authorities.

  Our rights to recover these amounts are being disputed by the municipalities and no amounts have been received to date.  Based on the advice of legal counsel, we continue to believe that we have the right to receive those amounts and we continue to monitor the status of the legal proceedings.  However, the ultimate amounts to be received, if any, will most likely be subject to a final court decision.  Therefore, actual amounts received could differ from those recorded.  For more information, see Note 7 to our financial statements.

  No differences have been identified between accounting policies on compensation for the termination of these concession contracts adopted under Brazilian GAAP and U.S. GAAP.

  Property, Plant and Equipment

  Valuation of Long-Lived Assets.  We review long-lived assets, primarily buildings, water and sewage system assets and concession intangible assets to be held and used in our business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable.  According to Brazilian GAAP, we evaluate possible impairment by determining whether projected future operating income is sufficient to absorb the depreciation or amortization of long-lived assets, within the context of the balance sheet as a whole.

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

  U.S. GAAP requires companies to periodically evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review.  Companies are required to identify the smallest unit, or group, of assets at which cash flows generated by the group can be measured.  The projected undiscounted cash flows from each such asset group are compared to its carrying value.  For those assets for which the projected cash flows are not sufficient to recover the carrying values, a loss is recognized to the extent that the carrying value exceeds the fair market value of the assets.

  In evaluating impairment of our long-lived assets, we make significant assumptions and estimates regarding matters that are inherently uncertain, including projections of future operating income and cash flows, future growth rates, and the remaining useful lives of the assets, among other factors.  In addition, projections are computed over an extended period of time, which subjects those assumptions and estimates to an even larger degree of uncertainty.  While we believe that the estimates we use are reasonable, the use of different assumptions could materially affect our valuations.

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

  Depreciation of Property, Plant and Equipment.  Depreciation of our property, plant and equipment, primarily buildings, water and sewage service and other assets acquired, is provided using the straight-line method based on the estimated useful lives of the underlying assets.  However, this practice will be revised, in accordance with the changes to Brazilian GAAP.  See “—Reclassifications and adjustments resulting from changes in the Brazilian Corporate Law.”

  While we believe that our estimates of current remaining estimated lives is reasonable, the use of different assumptions and estimates and changes in future circumstances, could affect the remaining useful lives of our asset, which could have a significant impact on our results of operations in the future.

  Provision for Contingencies

  We are a party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among other types, tax, labor, civil, environmental, condemnation and other proceedings.  For a more detailed discussion of these legal proceedings, see Note 16 to our financial statements.  We accrue for probable losses resulting from these claims and proceedings when we determine that the likelihood that a loss has occurred is probable and the amount of such loss can be reasonably estimated.  Therefore, we are required to make judgments regarding future events for which we often seek the advice of legal counsel.  As a result of the significant judgment required in assessing and estimating these provision for contingencies, actual losses realized in future periods could differ significantly from our estimates and could exceed the amounts which we have provisioned.

  Pension Plans

  Plan G1.  We sponsor a funded defined-benefit pension and benefits fund, or Plan G1, which is operated and administered by SABESPREV—Fundação SABESP de Seguridade Social.

  Pursuant to Brazilian GAAP, prior to January 1, 2002, we recorded pension expense on an accrual basis based on our contributions to the plan.  Effective January 1, 2002, in accordance with the issuance of a new accounting standard, we began accounting for our actuarial obligation under Plan G1.  As permitted under this standard, we amortized the transition liability related to the actuarial value of our obligation at the date of adoption of the new standard over a period of five years, which was recorded in our statements of operations under Brazilian GAAP as an extraordinary item, net of the related tax impacts.  For 2006, pension costs charged to income totaled R$56.0 million, of which R$53.2 million (net of tax effects totaling R$35.1 million) was presented as “extraordinary item net of income tax and social contribution.”  The remaining R$2.8 million was charged to cost of services rendered, general and administrative expenses and selling expenses.  For 2007, pension costs charged to income totaled R$55.9 million, and this amount was charged to cost of services rendered, general and administrative expenses and selling expenses.  For 2008, pension cost charged to income totaled R$67.1 million, and this amount was charged to cost of services rendered, general and administrative expenses and selling expenses.  As of December 31, 2008, our obligation under Plan G1 was R$419.9 million.  See Note 14 to our financial statements.

  Under U.S. GAAP, we had already adopted the provisions of ASC 715, “Compensation – Retirement Benefits”, prior to 2002, which requires that we recognize an actuarial liability for pension benefits under Plan G1.  While the actuarial assumptions used for U.S. GAAP are the same as those used in determining the actuarial liability under Brazilian GAAP, pension costs and obligations under U.S. GAAP and Brazilian GAAP are not the same, mainly due to differences related to the first year of application, the amortization of the initial transition obligation, amortization periods for other actuarial gains and losses, and actuarial calculation methods, among others.  Under U.S. GAAP, an employer is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or a liability in its statement of financial position and to recognize actuarial gain and losses in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization.  This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.  See Note 28 to our financial statements.

  We are currently evaluating the possible introduction of a defined contribution plan for new employees and providing existing employees an option to switch to this new plan from Plan G1.

  Plan G0.  Pursuant to a law enacted by the State, some of its employees who provided service to us prior to May 1974 and retired as employees of ours acquired a legal right to receive supplemental pension payments (which rights are referred to as “Plan G0”).  These amounts are paid by us on behalf of the State and are claimed as reimbursement from the State.  The pension expense related to Plan G0 and the future obligations are partially recorded under Brazilian GAAP, as we recorded in 2008 a provision of R$535.4 million corresponding to the controversial portion of such liability not reimbursed by the State.  The State has been monthly reimbursing us for the portion of the retirement and pension payments that it acknowledged was due to us and we have recorded provision for losses relating to the outstanding balance due to us by the State in respect of retirement and pension benefits paid by us on the State’s behalf.

  Consistent with the guidance in SEC Staff Accounting Bulletin Topic 5-T (“SAB No. 5-T”), under U.S. GAAP, we recognize the costs and obligations associated with Plan G0 supplemental pension benefits on a “push-down basis,” as we are the recipients of the benefits of the employee service for which the supplemental pension benefits are made.  The Plan G0 benefit obligation and expenses are accounted for in accordance with ASC 715.  Eventual amounts received as reimbursement from the State, if any, are treated as additional paid-in-capital.  As such, Plan G0 is considered unfunded for purposes of U.S. GAAP.  See Note 28 to our financial statements.

  Assumptions.  Accounting for these pension benefits under Brazilian GAAP and U.S. GAAP, requires an extensive use of assumptions, including those related to the inflation adjusted discount rate, expected return on plan assets, the expected rate of future compensation increases received by our employees, mortality rates, and turnover.  We review each assumption annually, with the assistance of our actuarial consultant who provides guidance in establishing the assumptions.  The assumptions are selected to represent the weighted average expected experience over time and may differ in any one year from actual experience due to changes in the capital markets and the overall economy, regulatory events, judicial rulings, and higher or lower actual rates of withdrawal, turnover or mortality among our participating employees.  While we believe that our assumptions are appropriate, differences in actual experience or changes in assumptions could affect the amount of pension expense that we recognize.

  The present value of our pension obligations was based on a discount rate of 12.3%, 10.8% and 10.8% for 2006, 2007 and 2008, respectively.  Our pension obligation and expense increases as the discount rate reduces.

  Our expected return on assets for Plan G1 is determined by evaluating the asset class return expectations with our advisors, as well as actual, long‑term historical results of our asset returns.  For 2008, we used an expected rate of return on assets assumption of 10.8%.  The expected return on assets assumption is based on a targeted allocation of investments in accordance with the investment strategies of the plans.  We believe that this targeted allocation will, on average, approximate actual long‑term asset allocation.

  Certain Transactions with Controlling Shareholder

  Reimbursement Due from the State.  Reimbursement due from the State for pensions paid represent supplementary pensions (Plan G0) that we pay, on behalf of the State, to former employees of the State-owned companies which merged to form our company.  These amounts must be reimbursed to us by the State, as primary obligor.  However, these amounts have been outstanding for a long period.  We account for these as long‑term assets.  In 2008, we recorded a R$409.1 million provision for losses, which corresponds a portion of the outstanding balance due to us by the State relating to the pension benefits paid by us on behalf of the State which was not considered due by the State.  On March 26, 2008, the State of São Paulo, through the Treasury Secretariat and the Sanitation and Energy Secretariat, and we entered into a commitment agreement for the settlement of outstanding debts related to the reimbursement of pension benefits.  Even though the State acknowledges its debts related to the pension benefits, the State disagrees with the criteria adopted by us to grant and pay the benefits, based on the legal opinions issued by the State Attorney General, which restricts State actions and prevents the voluntary reimbursement of all amounts paid by us.  From our standpoint, the criteria adopted in the past to grant and pay pension benefits were correct, as they were based on specific State authorizations or legal opinions delivered to us at the time.  See Note 6 to our financial statements and “Item 7.A. Major Shareholder.”

  Accounts Receivable from the State for Water and Sewage Service Provided.  Certain of these accounts receivable have been overdue for a long period and we do not reserve against such accounts receivable as we fully expect to recover these amounts and loss is not considered probable.  We have entered into agreements with the state with respect to these accounts receivable.  For further information on these agreements, see Note 6 to our financial statements and “Item 7.A. Major Shareholder.”

  Use of Certain Assets Owned by the State.  We currently use certain reservoirs in the Billings and Guarapiranga reservoirs which are owned indirectly by the State.  We currently do not pay any fees with respect to the use of these reservoirs.  However, we are responsible for maintaining and meeting the operating costs of these reservoirs.  If these facilities had not been made available for our use, we would have had to obtain water from more distant sources, which would be more costly.  The State does not incur operating costs on our behalf.

  The arrangement for use of the Billings and Guarapiranga reservoirs is provided for through a grant issued by the DAEE.  We have a right to use these reservoirs so long as we remain responsible for maintaining and meeting their operating costs.

  Reclassifications and Adjustments Resulting from Changes in the Brazilian Corporate Law

  The Brazilian Corporate Law was amended by Law No. 11,638 of December 28, 2007, and Provisional Measure No. 449 of December 4, 2008 converted into Law No. 11.941/2009.  The main purpose of these amendments was to allow the process of convergence of Brazilian GAAP to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).  The application of these amendments to the Brazilian Corporate Law is mandatory for the annual financial statements for the years that began on or after January 1, 2008.

  Following the option provided for in CVM Resolution 565/08, we retroactively adjusted comparative financial statement amounts from prior periods as if the new accounting practices had always been used.  The related changes in accounting practices that affected the preparation or presentation of the financial statements for the years ended December 31, 2008, 2007 and 2006 were measured and recorded by us based on the accounting pronouncements issued by the Accounting Pronouncements Committee and approved by the CVM and the Federal Accounting Council.

  The opening balance sheet as of January 1, 2006 was prepared considering:

  Deferred charges.  Deferred charges were written-off to retained earnings at the transition date and amortization expenses recorded in 2007 and 2006 were reversed.

  Reclassification of borrowings costs.  We recorded the borrowings costs outstanding as of December 31, 2008 and 2007 as reduction of loans and financing.

  Revaluation reserve.  Pursuant to Law No. 11,638/07, we opted to maintain the revaluation reserve until its actual realization.

  The changes in accounting practices described above affected the shareholders’ equity as of December 31, 2007 and 2006 and the net income for 2007 and 2006, as presented below:

	Shareholders’ equity as of December 31, 2007	Shareholders’ equity as of December 31, 2006	Net income - 2007	Net income - 2006
	(in millions of reais)

Balance as originally presented	9,784.0	9,018.5	1,048.7	778.9
Write-off of deferred charges	(3.5)	(10.0)	-	-
Reversal of amortization of deferred charges	-	-	6.6	10.5
Balance as adjusted	9,780.5	9,008.5	1,005.3	789.4

  As a result of the elimination of the line item “non-operating income (expenses)” introduced by the amendments, we reclassified the net expense of R$50.9 million and R$35.2 million to the line item “other operating income (expenses)” in our income statement for the years ended December 31, 2006 and 2007, respectively.

  Results of Operations

  The following table sets forth, for the periods indicated, certain items in our statement of operations, each expressed as a percentage of net revenue from sales and services:

	Year ended December 31,
	2006	2007(1)	2008
Net revenue from sales and services	100.0	100.0	100.0
Cost of sales and services	(47.3)	(45.1)	(44.6)
Gross profit	52.7	54.9	55.4
Selling expenses	(13.0)	(10.7)	(11.3)
Administrative expenses	(6.8)	(9.3)	(9.1)
Other operating expenses, net	(0.9)	(0.6)	(16.6)
Financial expenses, net	(10.2)	(9.4)	(11.1)
Income before income taxes and extraordinary item	21.7	24.9	7.3
Income taxes	(6.8)	(7.2)	(6.3)
Extraordinary item, net of income taxes	(0.6)	-	-
Net income	14.3	17.7	1.0

  (1)        The financial statements as of and for the years ended 2007 and 2006 were retroactively adjusted in accordance with the amendments to the Brazilian Corporate Law.  See “— Reclassifications and adjustments resulting from changes in the Brazilian Corporate Law.”

  Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

  Net Revenue from Sales and Services

  Net revenue from sales and services increased by R$380.9 million, or 6.4%, to R$6,351.7 million in 2008, from R$5,970.8 million in 2007.

  Net revenue from sales and services relating to water services in 2008 increased by R$206.5 million, or 6.1%, to R$3,615.8 million in 2008, from R$3,409.3 million in 2007.  This increase was principally due to:

  •           an average 1.8% increase in the volume of water invoiced in 2008; and

  •           the effect of the 4.1% tariff increase in September 2007, and the 5.1% tariff increase in September 2008.

  Net revenue from sales and services relating to sewage services increased by R$174.4 million, or 6.8%, to R$2,735.9 million in 2008, from R$2,561.5 million in 2007.  This increase was principally due to:

  •           an average 2.4% increase in the volume of sewage services invoiced in 2008; and

  •           the effect of the 4.1% tariff increase in September 2007, and the 5.1% tariff increase in September 2008.

  Cost of Sales and Services

  The cost of sales and services increased by R$136.1 million, or 5.0%, to R$2,831.8 million in 2008, from R$2,695.7 million in 2007.  As a percentage of net revenue from sales and services, cost of sales and services decreased to 44.6% in 2008 from 45.1% in 2007.

  The increase in costs of sales and services was principally due to the following factors:

  •           an increase of R$59.9 million, or 15.6%, in outsourced services, mainly due to an increase of (i) R$18.3 million in network maintenance, residential connections of sewage and water and streets pavement related to the losses reduction program; (ii) R$11.5 million in preventive and corrective maintenance of water and sewage treatment stations, (iii) R$5.4 million in transportation of sludge in the water and sewage treatment stations; (iv) R$3.7 million in security services, including the improvement of our long distance monitoring systems; (v) R$2.5 million in technical services relating to consulting in engineering for the project development; (vi) R$2.5 million in focalization fees related to the repairs to be made in the pavement that can affect the traffic; (vii) R$2.3 million related to the closing and reopening of connections; (viii) R$1.9 million related to the rental of vehicles, which started in 2008, in substitution of our own fleet; and (ix) R$1.8 million due to the termination of our corporate agreement for differentiated mobile phone tariffs;

  •           an increase of R$57.4 million, or 5.9%, in payroll expenses and related charges, primarily due to annual salary adjustments of 5.0% that came into effect in May 2008, and, to a lesser extent, R$7.5 million increase in provision for pension plan obligations, due to the change in the discount rate use for actuarial calculation, from 8.0% in 2007 to 6.6% in 2008;

  •           an increase of R$20.8 million, or 18.5% in materials, mainly resulting from the increase in prices of certain chemical products, which was significantly higher than the inflation in the period;

  •           an increase of R$14.0 million, or 11.5%, in operating and administrative materials, mainly in materials used in the distribution and collections network maintenance;

  •           an increase of R$5.1 million, or 16.2%, in general expenses, mainly due to the payment for the use of the Piracicaba, Capivari and Jundiaí rivers in the total amount of R$3.6 million;

  The increase was partially offset by:

  •           a decrease of R$14.8 million, or 3.1%, in energy costs, principally as a consequence of (i) a review in energy tariffs with an average decrease of 8.4% in the regular energy supply market (mercado cativo), which represents 77.0% of our installed capacity, (ii) a review of agreements for supply of energy, which amounted to savings of R$2.3 million, and (iii) savings of R$0.5 million resulting from our energy efficiency programs;

  •           a decrease of R$6.3 million, or 1.0%, in depreciation and amortization.

  Gross Profit

  As a result of the factors discussed above, gross profit in 2008 increased by R$244.8 million, or 7.5%, to R$3,519.9 million in 2008, from R$3,275.1 million in 2007.  As a percentage of net revenue from sales and services, gross profit increased to 55.4% in 2008 from 54.9% in 2007.

  Selling Expenses

  Selling expenses in 2008 increased by R$79.3 million, or 12.4%, to R$718.9 million in 2008, from R$639.6 million in 2007.  As a percentage of net revenue from sales and services, selling expenses increased to 11.3% in 2008, from 10.7% in 2007.

  The increase in selling expenses was primarily due to the following factors:

  •           an increase of R$43.3 million, or 48.9%, in services expenses, principally due to (i) an increase of R$16.7 million in outsourced accounts receivable collection services, (ii) R$6.7 million in verification and billing services, resulting from the increase in the number of water connections and the adoption of new technologies in the verification and billing processes, (iii) an increase of R$5.4 million related to the PURA program in municipal schools, as per our agreement with the city of São Paulo, and (iv) an increase of R$2.8 million in expenses to minimize fraud in the meters, including inspection visits;

  •           an increase of R$20.8 million, or 13.2%, in payroll expenses and related charges, primarily due to annual salary adjustments of 5.0% that came into effect in May 2008; and, to a lesser extent, a R$1.5 million increase in provision for pension plan obligations, due to the change in the discount rate use for actuarial calculation;

  •           an increase of R$13.0 million, or 4.0%, mainly due to the increase in our allowance for doubtful accounts, which was partially offset by the payments in accordance with certain recovery agreements with municipalities and a reversal of a judicial deposit related to payments due by the city of Guarulhos; and

  •           an increase of R$2.2 million, or 3.8%, in general expenses, principally due to the payment of banking fees for the receipt of our water and sewage services billings.

  Administrative Expenses

  Administrative expenses for 2008 increased by R$26.0 million, or 4.7%, to R$578.6 million in 2008, from R$552.6 million in 2007.  As a percentage of net revenue from sales and services, administrative expenses decreased to 9.1% in 2008, from 9.3% in 2007.

  The increase in administrative expenses was primarily due to:

  •           an increase of R$46.4 million, or 69.9% in outsourced services, mainly due to (i) R$32.4 million in advertising expenses related to our advertising campaigns focusing in our social and environmental actions, such as Onda Limpa, PURA, Planeta Sustentável, (ii) R$6.0 million in technical services, and (iii) R$2.6 million in investments to minimize frauds in the systems;

  •           an increase of R$9.8 million, or 7.1%, in payroll expenses and related charges, primarily due to annual salary adjustments of 5.0% that came into effect in May 2008, and, to a lesser extent, R$1.5 million increase in provision for pension plan obligations, due to the change in the discount rate use for actuarial calculation;

  •           an increase of R$5.0 million, or 11.4%, in fiscal expenses, mainly due to (i) a R$25.3 million increase in the regulation fee for the ARSESP, (ii) a R$2.9 million increase in the financial operations tax (IOF) resulting from the AB LOAN transaction, and (iii) a R$28.3 million decrease in financial expenses resulting from the termination of the CPMF (Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira) tax in 2007;

  •           an increase of R$8.9 million, or 13.2%, in depreciation and amortization, due to the amortization of certain software systems in the year 2008, which did not occurred in 2007; and

  •           a decrease of R$44.0 million, or 15.1%, in provisions for loss contingencies resulting from the review in the provisions made in 2007, which did not occur in 2008, resulting from judicial proceedings filed by customers.

  Other Operating Expenses (Income), Net

  Other operating expenses (income), net for 2008 increased by R$1,017.9 million to R$1,053.0 million in 2008 from R$35.1 million in 2007.  The increase is primarily due to:  (i) allowance for doubtful accounts related to pension and benefits paid by us on behalf of the State in the amount of R$409.1 million; and (ii) recognition of provision for actuarial liability in the amount of R$535.4 million corresponding to the controversial portion of such liability not reimbursed by the State.

  Financial Expenses, Net

  Financial expenses, net consist primarily of interest on our indebtedness, foreign exchange losses (or gains) in respect of our indebtedness, offset partially by interest income on cash and cash equivalents and inflation-based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

  Financial expenses, net in 2008 increased by R$146.6 million, or 26.1%, to R$707.5 million in 2008, from R$560.9 million in 2007.  As a percentage of net revenue from sales and services, financial expenses, net increased to 11.1% in 2008, from 9.4% in 2007.

  The financial expenses decreased by R$42.0 million, or 4.8%, in 2008.  The decrease was mainly due to:

  •           a decrease of R$43.1 million in financial expenses, mainly due to adjustment in the interest calculations regarding the Special Program for Payment of Federal and Social Security-Related Taxes in Installments (Programa de Parcelamento Especial para Impostos Federais e Previdenciários), or PAES program, as set forth by Law No. 10,684, dated May 30, 2003, totaling R$65.8 million in 2008.  The effects of the PAES adjustments were partially offset by expenses with (i) interest and penalty payments in lawsuits, totaling R$13.7 million; (ii) correction of the interest on shareholders’ equity payable between March 2004 and December 2006, totaling R$3.9 million, as established in our agreement with the State; and (iii) commitments we made to the municipalities in order to formalize the concession agreements, totaling R$2.6 million;

  •           a decrease of R$23.8 million in interest and other charges related to our indebtedness, mainly due to the payments we made and the related decrease in the outstanding balance of our indebtedness;

  •           a decrease of R$17.9 million in interest on lawsuits, following the adjustments of the provision for contingencies.

  The decrease in the financial expenses was partially offset by:  an increase of R$5.0 million in interest, due to the new funding, AB LOAN, contracted in June 2008, in the amount of R$16.0 million.  This increase was partially offset by the settlement of Eurobonds in June 2008, with a R$11.0 million variation.

  The interest on our indebtedness increased by R$26.6 million, especially due to the increase of their indexes.  The inflation rate measured by IGPM increased from 7.75% in 2007 to 9.81% in 2008.  The Reference Rate (Taxa Referencial), or TR, increased from 1.45% in 2007 to 1.63% in 2008.  The increases caused an increase in the cost to service our debentures and other loans.

  The monetary index rate variation increased by R$12.5 million, mainly due to (i) monetary indexation on lawsuits totaling R$10.2 million and (ii) monetary indexation on commitments made to the municipalities in order to formalize the concession agreements, amounting R$1.6 million;.

  The financial income increased R$438.3 million, or 331.0%, from R$132.4 million in 2007 to R$570.7 million in 2008, mainly due to:

  •           a R$344.6 million update of the undisputed amount regarding supplemental retirement and pension benefits in accordance with the commitment agreement with the State and the DAEE;

  •           an increase of R$10.7 million in the interest income on cash and cash equivalents, especially due to the increase of average available balance during 2008; and

  •           an increase of R$41.4 million in interest and other financial income customer installment agreements and past due bills paid as a result of our collection efforts.

  The net foreign exchange variation increased by R$626.9 million, especially due to a 31.9% appreciation of the U.S. dollar against the real in 2008, which represented an expense of R$436.2 million, compared to the 17.1% depreciation of the U.S. dollar against the real in 2007 which resulted in an income of R$188.4 million, resulting in R$624.6 million net effect caused by the foreign exchange variation.

  Income before Income Taxes

  As a result of the factors discussed above, income before income taxes in 2008 decreased by R$1,025.0 million, or 68.9%, to R$461.9 million in 2008, from R$1,486.9 million in 2007.

  Income Taxes

  Income taxes in 2008 decreased by R$33.3 million, or 7.7%, to R$398.3 million in 2008 from R$431.6 million in 2007.  This decrease was primarily due to the decrease in the income before income taxes to R$461.9 million in 2008 from R$1,486.9 million in 2007.  The tax benefits resulting from declaration of interest on shareholders’ equity amounted to R$100.7 million in 2008, compared to R$102.3 million in 2007, over interest on shareholders’ equity in the amounts of R$296.2 million and R$300.7 million, respectively.

  Net Income

  As a result of the factors discussed above, net income decreased 94.0%, to R$63.6 million in 2008, from R$1,055.3 million in 2007, mainly related to the recognition of allowance for doubtful accounts from shareholder and provision for actuarial liability amounting to R$409.1 million and R$535.4 million, respectively.

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

  Net revenue from sales and services relating to water services in 2007 increased by R$232.0 million, or 7.3%, to R$3,409.3 million in 2007, from R$3,177.3 million in 2006.  This increase was principally due to:

  •         a 2.2% increase in volume of water invoiced in 2007; and

  •         the effect of the 6.7% tariff increase in 2006, with a 4.7% impact in 2007, and the 4.1% tariff increase in September 2007, with a 1.0% impact in 2007, which altogether had an impact of 5.7%.

  Net revenue from sales and services relating to sewage services in 2007 increased by R$211.4 million, or 9.0%, to R$2,561.5 million in 2007, from R$2,350.1 million in 2006.  Volumes of sewage increased by 4.3%, while tariffs increased by 4.1%.

  Cost of Sales and Services

  The cost of sales and services increased by R$78.9 million, or 3.0%, to R$2,695.7 million in 2007, from R$2,616.8 million in 2006.  As a percentage of net revenue from sales and services, cost of sales and services decreased to 45.1% in 2007 from 47.3% in 2006.

  The increase in overall costs was principally due to the following factors:

  •         an increase of R$57.7 million, or 17.7%, in services expenses mainly due to:  (i) an increase of R$20.3 million in network maintenance, residential connections of sewage and water and streets pavement related to the losses reduction program; (ii) an increase of R$17.9 million in maintenance of sewage and water systems; (iii) an increase of R$3.5 million in security expenses related to the improvement of the electronic systems monitored by distances; and (iv) an increase of R$2.1 million related to the improvements and maintenance of our call centers;

  •         an increase of R$25.6 million, or 5.7%, in energy costs, principally as a consequence of (i) an increase in average energy tariffs of 5.7% in the regular energy supply market; partially offset by (ii) a decrease of 0.8% related to the program of efficient use of energy;

  •         an increase of R$7.9 million, or 7.5%,  in materials expenses, as a consequence of the presence of algae in the reservoir of Cantareira that demanded an increase in copper sulphate consumption;

  •         an increase of R$3.9 million, or 3.4%, in materials, principally due to (i) a R$4.8 million increase in materials used in the distribution and collections network maintenance; (ii) a R$1.2 million increase in maintenance of electric and mechanical systems of elevation stations and sewage treatment; (iii) expenses in the amount of R$1.1 million related to our obtainment of the International Occupational Health and Safety Management System Specification Certification, the OHSAS 18001 Certification.  These increases were partially offset by a decrease of R$3.8 million, in fuel expenses, related to a decrease in the price of Ethanol;

  •         an increase of R$3.3 million, or 0.3%, in payroll expenses and related charges, primarily due to (1) annual salary adjustments of 3.37% that came into effect in May 2007; (2) an increase of R$38.3 million in accrual for pension obligations, that were offset by a non recurrent provision from 2006 related to bonuses in the amount of R$21.2 million and an incentivized resignation program in the amount of R$9.5 million; and

  •         a decrease of R$18.2 million, or 2.9%, in depreciation and amortization.

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

  The decrease in selling expenses was primarily due to the following factors:

  •         a decrease of R$88.5 million, or 21.5%, in bad debt expenses, net of recoveries, to R$323.4 million in 2007 from R$411.9 million in 2006, principally due to the adjustment of R$93.8 million in 2006, which was a result of an analysis and reconciliation procedure related to the accounting balance of our accounts receivable; and

  •         the decrease was partially offset by an increase of R$8.1 million, or 10.1%, in services expenses, principally due to (1) the expansion of external technical attendance service (TACE), and (2) an improvement of the electronic systems monitored by distances.

  Administrative Expenses

  Administrative expenses for 2007 increased by R$175.7 million, or 46.6%, to R$552.6 million in 2007, from R$376.9 million in 2006.  As a percentage of net revenue from sales and services, administrative expenses increased to 9.3% in 2007, from 6.8% in 2006.

  The increase in administrative expenses primarily reflected:

  •         an increase of R$163.2 million, in provisions for judicial proceedings, resulting from costumers claims as to which losses are probable.  This increase is a result of an internal assessment that considered the history of judicial proceedings to calculate the best estimate of our actual potential liabilities; and

  •         an increase of R$10.2 million, or 30.5%, in fiscal expenses principally due to the end of our IPTU (urban buildings and territorial tax) exemption in the municipality of São Paulo.

  Other Operating Expenses (Income), Net

  Other operating expenses (income), net for 2007 decreased by R$15.7 million, or 30.9%, to R$35.2 million in 2007, from R$50.9 million in 2006.

  The decrease in other operating expenses (income), net was primarily due to:

  •         a decrease of R$34.7 million related to the recognition of amounts that are no longer required to be paid back to customers (prescribed); and

  •         the decrease was partially offset by an increase of R$22.6 million, or 38.4%, in losses related to the disposal of obsolete assets.

  Financial Expenses, Net

  Financial expenses, net consist primarily of interest on our indebtedness, foreign exchange losses (or gains) in respect of our indebtedness, offset partially by interest income on cash and cash equivalents and inflation-based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

  Financial expenses, net in 2007 decreased by R$2.3 million, or 0.4%, to R$560.9 million in 2007, from R$563.3 million in 2006.  As a percentage of net revenue from sales and services, financial expenses, net decreased to 9.4% in 2007, from 10.2% in 2006.

  Financial expenses increased R$96.6 million, or 12.3%.  This increase in financial expenses was primarily due to:

  •         an increase of R$185.7 million related to financial expenses on judicial proceedings mentioned in administrative expenses.

  The increase in financial expenses was partially offset by:

  •         a decrease of R$70.5 million related to the prepayment of the 1st and 2nd series of our 5th series of our debentures in April 2006 and September 2007, respectively; and

  •         a decrease of R$18.3 million related to prepayment of our 2008 Eurobonds in November 2006.  The refinancing of the 2008 Eurobonds with the 2016 Eurobonds,  has reduced the nominal interest rate from 12.0% p.a. to 7.5% p.a.

  Financial income increased by R$6.5 million, or 5.1%, to R$132.4 million in 2007, from R$125.9 million in 2006, which was related to interest income from renegotiated accounts receivable.

  The foreign exchange variation gain, increased R$92.4 million, or 96.7%, to R$188.0 million in 2007, from R$95.6 million in 2006, which was related to the real appreciation against the U.S. dollar of 20.7% in 2007 compared to 9.5% in 2006.

  As of December 31, 2007, 78.1% of our debt was denominated in reais and 21.9% was denominated in foreign currency, principally U.S. dollars.

  Income before Income Taxes

  As a result of the factors discussed above, income before income taxes in 2007 increased by R$286.6 million, or 23.9%, to R$1,486.9 million in 2007, from R$1,200.3 million in 2006.

  Income Taxes

  Income taxes in 2007 increased by R$55.8 million, or 14.8%, to R$431.6 million in 2007 from R$375.8 million in 2006.  This was primarily due to the increase in taxable income, which was R$1,642.6 in 2007, compared to R$1,283.5 million in 2006.  This increase in profits was partially offset by tax benefits resulting from the declaration of interest on shareholders’ equity.  This benefit amounted to R$102.3 million in 2007, compared to R$92.1 million in 2006, over interest on shareholders’ equity in the amounts of R$300.7 million and R$270.8 million, respectively.

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

  Net Income

  As a result of the factors discussed above, net income increased by 33.7%, to R$1,055.3 million in 2007, from R$789.4 million in 2006.

  U.S. GAAP Reconciliation

  Our net income in accordance with Brazilian GAAP was R$789.4 million, R$1,055.3 million and R$63.6 in 2006, 2007 and 2008 respectively.  Under U.S. GAAP, we would have reported net income of R$622.5 million, R$925.4 million and R$444.1 million in 2006 and 2007 and 2008, respectively.

  Our shareholders’ equity in accordance with Brazilian GAAP totaled R$9,008.4 million, R$9,780.5 million and R$9,547.9 million as of December 31, 2006, 2007 and 2008, respectively.  Under U.S. GAAP, we would have reported shareholders’ equity of R$7,298.2 million, R$7,891.6 million and R$7,979.7 million as of December 31, 2006, 2007 and 2008, respectively.

  The principal differences between Brazilian GAAP and U.S. GAAP that affect our net income in 2006, 2007 and 2008 as well as shareholders’ equity as of December 31, 2006, 2007 and 2008 relate to the treatment of the following items:

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

  •         pension plan (Plan G0) payments and other employee benefits for former employees of our predecessor companies which are obligations of the State and which a portion are not treated as our expenses under Brazilian GAAP, but which would be required to be treated as our expense on an actuarial basis under U.S. GAAP;

  •         pension plan (Plan G1) expenses which, through December 31, 2001, were recognized on an accrual basis only to the extent of required contributions for the relevant year or financial period under Brazilian GAAP, but which would be required to be fully recorded on an actuarial basis under U.S. GAAP.  Since January 1, 2002 under Brazilian GAAP, recognition on an actuarial basis is required.  There are some differences as compared with U.S. GAAP, basically regarding the calculation method, amortization period and recognition rules, resulting in different pension cost obligation; and

  •         additional accounting items, including, among others, capitalized interest, deferral of certain debt issue costs, and related deferred taxes.

  See Note 28 to our financial statements for a description of these differences as they relate to us and a reconciliation of net income and total shareholders’ equity from Brazilian GAAP to U.S. GAAP.

  5.B. Liquidity and Capital Resources

  Capital Sources

  In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, borrowings from Brazilian Federal and State governmental financial institutions, and financing from multilateral organizations and from domestic and international capital markets.  As of December 31, 2008, we had R$625.7 million of cash and cash equivalents.  Outstanding short‑term indebtedness was R$1,448.9 million as of December 31, 2008, of which R$106.2 million was denominated in foreign currency.  Long-term indebtedness was R$5,416.2 million, of which R$2,174.8 million consisted of foreign currency-denominated obligations.  We believe that we have sufficient sources of liquidity and capital to meet our liquidity and capital requirements for the next few years, in light of our current financial position and our expected cash generated by operating activities.

  Cash Provided by Operating Activities.  Cash provided by operating activities is, and we anticipate that it will continue to be, the single largest source of our liquidity and capital resources in future years and financial periods.  Our cash generated by operating activities was R$2,018.0 million, R$2,215.6 million and R$2,528.0 million in 2006, 2007 and 2008, respectively.

  We have overdue accounts receivable from the State and from the municipalities to which we provide water on a wholesale basis.  For more information, see “Item 7.B.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

  Indebtedness Financing.  As of December 31, 2008, we had R$5,416.2 million in long‑term indebtedness outstanding (excluding the current portion of long‑term indebtedness), of which R$2,174.8 million consisted of foreign currency-denominated long‑term debt.  We had outstanding short‑term indebtedness of R$1,448.9 million as of December 31, 2008, representing the current portion of our long‑term indebtedness.

  As of December 31, 2008, R$106.2 million of this short‑term indebtedness was denominated in foreign currencies.  Substantially all of our foreign currency-denominated indebtedness of R$2,281.0 million as of December 31, 2008 was denominated in U.S. dollars or in baskets of foreign currencies.  This indebtedness consisted principally of:

  •         R$963.4 million (US$412.2 million) in U.S. dollar denominated loans from the IADB.  Under these loans, payments of principal are made in semi-annual installments with final maturity in July 2025.  The principal amount is adjusted semi-annually for the variation in a basket of foreign currencies and accrues interest at a rate varying from 3.00% to 5.61%.  We have pledged part of our receivables from our sales and services up to the amount due as collateral.  For further information on the terms of these loan agreements, see “Item 4.A.  History and Development of the Company—Capital Expenditure Program—Tietê Project.”; and

  •         R$580.6 million (US$250 million) in U.S. dollar denominated loans from the AB Loan financing contracted with the IADB in June 2008.  Under this loan, payments of principal are made in annual installments with final maturity in May, 2023.  The principal amount is adjusted semi-annually for the LIBOR6M plus spread and accrued interest at a rate varying from 4.47% to 4.97%.  This loan was used in the settlement of Eurobonds and in the implementation of our investment plan.

  Our borrowings from multilateral institutions, such as the World Bank and the IADB, have in the past been, and in the future are likely to be, guaranteed by the government of the State or the federal government.  We do not pay fees for these guarantees.  Under some of the loan agreements with the Inter-American Development Bank, we have granted a guarantee (contra garantia) to the federal government.

  Our outstanding domestic debt was R$4,584.1 million as of December 31, 2008 and consisted primarily of real-denominated loans from Federal and State-owned banks, in particular, Banco do Brasil S.A., Caixa Econômica Federal and the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, as well as debentures issued in September 2004, March and June 2005 and October 2008.

  The following summarizes our principal borrowings from Federal and State-owned banks:

  •         In March 1994, we entered into a loan agreement with Banco do Brasil S.A..  Amortizations of principal amount are made in 240 successive monthly installments, with final maturity in 2014.  The principal amount accrues interest at the daily government interest rate plus 8.50% per annum and monetary adjustment;

  •         We have entered into several line of credit agreements with Caixa Econômica Federal, pursuant to which amortizations of principal are paid in 120 or 180 months in monthly installments after 30 days following a grace period, which varies from 14 to 36 months from the date of the first draw-down.  The final maturity is 2031.  The principal amount accrues interest at a rate varying from 5.00% to 9.50%; and

  •         In August 2002, we entered into a line of credit agreement with BNDES.  The final maturity date will be in February 2013.  The principal amount accrues interest at the long‑term rate fixed by the federal government (Taxa de Juros de Longo Prazo), or TJLP, limited to 6.00%, plus 3.00% per annum.  If the TJLP exceeds 6.00%, such excess will be added to the principal amount payable at maturity.

  •         In the beginning of 2010, we entered into a R$294.4 million financing agreement with BNDES.  Amortizations of principal amount are made in 156 successive monthly installments after a 30 day grace period, with final maturity in 2025.  The principal amount accrues interest at the long-term rate fixed by the federal government (Taxa de Juros de Longo Prazo), or TJLP, limited to 6.00% plus 1.92% per annum.

  In addition, we entered into a credit agreement on August 6, 2004 with the JICA for the financing of the Environmental Recovery Program for the Santos metropolitan region, which was guaranteed by the federal government for an aggregate principal amount of ¥21,320 million (R$337.7 million).  The disbursements began in January 2006.  As of December 31, 2008, the total amount outstanding was R$390.0 million.  Under this financing agreement, amortizations are made in semi-annual installments in August and February, with final maturity 2029.  This obligation is guaranteed by the federal government.  For further information on the terms and guarantees of this financing agreement, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Government Guarantees of Financing” and “Item 4.A. History and Development of the Company—Capital Expenditure Program—Clean wave Program.”

  In addition, we are currently negotiating with IADB, JICA and Caixa Econômica Federal for additional loans to finance portions of our capital expenditure program.

  With respect to the debentures issued on September 17, 2004, we filed a securities shelf program with the CVM through which we were able to offer non‑convertible debentures in the aggregate amount of R$1.5 billion.  We issued the total amount available under this shelf program by July 2005.  As part of the program:

  •         We issued R$600.0 million in aggregate principal amount of debentures in September 2004 (our 6th issuance), offered in three separate series.  The debentures of the first and second series matured in September 2007 and 2009, respectively, and the debentures of the third series will mature in September 2010.  The debentures of the first series in the amount of R$231.8 million bear interest at the interbank deposit rate (CDI) plus 1.75% per year, and the debentures of the second series in the amount of R$188.3 million, and of the third series, in the amount of R$179.9 million, bear interest at rates of IGP-M index plus 11.0% per year;

  •         We also issued R$300.0 million in aggregate principal amount of debentures in March 2005 (our 7th issuance), offered in two series.  The debentures of the first and second series matured in March 2009 and will mature in March 2010, respectively.  The debentures of the first series, in the total amount of R$200.0 million, beared interest at the interbank deposit rate (CDI) plus 1.5% per year, and the debentures of the second series, in the total amount of R$100.0 million, beared interest at the rate of IGP-M index plus 10.8% per year; and

  •         Finally, we issued R$700.0 million in aggregate principal amount of debentures in June 2005 (our 8th issuance), offered in two series.  The debentures of the first series matured in June 2009 and the second series will mature in 2011.  The debentures of the first series, in the total amount of R$350.0 million, bear interest at the interbank deposit rate (CDI) plus 1.5% per year, and the debentures of the second series, in the total amount of R$350.0 million, bear interest at the rate of IGP‑M index plus 10.75% per year.

  On October 23, 2008, we filed a securities shelf program with the CVM through which we were able to offer non‑convertible debentures in the aggregate amount of R$3.0 billion.

  As part of the program, we issued R$220.0 million in aggregate principal amount of debentures in October 2008 (our 9th issuance), offered in two series.  The debentures of the first and second series will mature within five and seven years, respectively, after issuance.  The debentures of the first series, in the total amount of R$100.0 million, bear interest at the interbank deposit rate (CDI) plus 2.75% per year, and the debentures of the second series, in the total amount of R$120.0 million, bear interest at the rate of IPCA index plus 12.87% per year;

  We issued R$275.4 million in aggregate principal amount of debentures on November 15, 2009, offered in three series (our 10th issuance).  The debentures of the first, second and third series will mature in 2020.  The debentures of the first and third series, in the amount of R$77.1 million and R$115.7 million, respectively, bear interest at the TJLP plus 1.92% per year, and the debentures of the second series in the amount of R$82.6 million bear interest at the rate of IPCA index plus 9.53% per year.  Our 10th issuance was entirely subscribed by BNDES.  The financial covenants for this issuance are: (i) EBITDA to net revenue equal our higher than 38%; (ii) coverage ratio equal to or higher than 2.35; and (iii) net bank debt to EBITDA equal to or higher than 3.65.

  We will use the funds raised in this issuance in investments in water supply and sewage collection systems in the following projects: Rio Grande, North Shore, Paraíba Valley, and Mantiqueira Water Treatment Systems, in the Piracicaba-Capivari-Jundiai Basin, and in the Loss Reduction Program.

  On December 1, 2009 we issued promissory notes totaling R$900.0 million as a bridge loan, corresponding to an advance of the 11th issuance of debentures.  The net proceeds from our 11th issuance of debentures will be partially used to redeem these promissory notes.

  On February 22, 2010, we filed with ANDIMA (National Association of Financial and Capital Market Institutions) a registration request for a new the public offering of debentures (our 11th issuance), in the amount of R$900.0 million, offered in two series.  The debentures of the first and second series will mature in five and three years, respectively.  The 11th issuance was registered with the CVM, and will be, therefore, subject to market conditions for public distribution purposes.  As a result of the bookbuilding, our 11th issuance totaled R$1,215.0 million and the first series totaled 810,000 debentures in the amount of R$810.0 million and second series totaled 405,000 debentures in the amount of R$405.0 million.  The first and second series are expected to be settled on April 30, 2010 and May 3, 2010, respectively, and a portion of the net proceeds will be used to repay the R$900.0 million promissory notes issued in December 2009.  The first series will bear interest of the interbank deposit rate (CDI) plus 1.95% per year and will mature within five years after the issuance and repayments on the third, fourth and fifth year after the issuance.  The second series will bear interest of interbank deposit rate (CDI) plus 1.4% per year and will mature within three years and repayments in the second and third year after the issuance.

  All of our real-denominated indebtedness is indexed to take into account the effects of inflation.  Most of our real-denominated debt provides for inflation-based increases in their respective principal amounts; the increases are determined by reference to the daily government interest rate (Taxa Referencial) plus an agreed margin.

  Furthermore, in March 2006, a securitization fund (Fundo de Direitos Creditórios) was created having our future account receivables as its underlying assets.  On March 23, 2006, the fund issued senior and junior quotas to investors in Brazil with a value per unit of R$500.0 million.  The senior quotas will be amortized in 54 monthly installments.  The fund is designed to have a return to investors corresponding to 100% of the interbank deposit rate (CDI) variation, plus a fixed interest rate of 0.7% per annum.  We subscribed and paid for and maintain in a deposit account 26 junior, or subordinated, quotas of this fund in the total amount of R$18.2 million.

  In March 2006, the fund advanced to us revenues derived from the provision of water and sewage services in the amount of R$250.0 million, representing a portion of the payments due under the underlying receivables during a five-year period.  We retain the right to receive the balance of additional payments accounting for the remaining portion of the receivables, provided that no event of default under the by-laws of the fund has occurred or is continuing.  Once payments to the fund are made in full, which is expected to happen five years after the creation of the fund, we will be entitled to all payments received under the underlying receivables.  The fund manager is Caixa Econômica Federal.  See Note 11 to our financial statements.

  The following table sets forth information on our outstanding indebtedness as of December 31, 2008.  See Note 11 to our financial statements:

	As of December 31, 2008
	Total Aggregate
Facility	Current	Long Term	Principal Amount	Final Maturity	Interest Rate(1)
	(in millions of reais)
Real-denominated loans and financings:
Federal Government/Banco do Brasil	263.5	1,406.0	1,669.5	2014	8.50% plus UPR
Debentures 6th Issue	240.3	229.7	470.0	2010	11.00% and IGPM
Debentures 7th Issue	200.0	123.5	323.5	2010	CDI+1.5% and 10.80% plus IGPM

	As of December 31, 2008
	Total Aggregate
Facility	Current	Long Term	Principal Amount	Final Maturity	Interest Rate(1)
Debentures 8th Issue	350.0	425.8	775.8	2011	CDI+1.5% and 10.75% plus IGPM
Debentures 9th Issue	-	218.1	218.1	2015	CDI+2.75% and 12.87% plus IPCA
Caixa Econômica Federal(2)	68.8	567.2	636.0	2008/22	5.00% to 9.50% plus UPR
FIDC – SABESP 1	55.6	69.4	125.0	2011	CDI+0.70%
BNDES	42.8	126.7	169.5	2013	TJLP + 3% (limited to 6.00%)
BNDES (South coast area)	-	32.1	32.1	2019	TJLP + 2.5% (limited to 6.00%)
Other	2.8	13.6	16.4	2009/11	12.00%, CDI and TJLP + 6.00%
Accrued interest	118.9	29.3	148.2
	1,342.7	3,241.4	4,584.1
Foreign currency denominated loans and financings:
IADB	86.4	877.0	963.4	2016/25	3.00% and 5.61% plus monetary adjustment
Eurobonds	-	327.2	327.2	2016	7.50%
IADB	-	580.6	580.6	2023	4.47% to 4.97%
JICA Yens 2,654,422 thousand	-	390.0	390.0	2029	1.8% and 2.5%
Accrued interest	19.8	-	19.8
	106.2	2,174.8	2,281.0
Total Debt	1,448.9	5,416.2	6,865.1

  ______________________

  (1)   UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to the daily government interest rate (Taxa Referencial—TR), which was 0.2149% per month as of December 31, 2008; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 9.8% per annum as of December 31, 2008; IGP-M stands for Índice Geral de Preços a Mercado, which was 12.38% per annum as of December 31, 2008; TJLP stands for Long-term Rate Fixed by the federal government on a quarterly basis (Taxa de Juros a Longo Prazo), which was 6.25% per annum as of December 31, 2008.

  (2)   Agreements to provide up to approximately R$311.6 million in financing for our capital expenditure program until final maturity.  We have pledged amounts in certain bank accounts as collateral for these loans.

  Financial Covenants.  We are subject to financial covenants under the agreements evidencing or governing our outstanding indebtedness.  As of December 31, 2008 and 2009, we were in compliance with the financial covenants.

  With respect to our indebtedness denominated in U.S. dollars or in baskets of foreign currencies, we are subject to financial covenants, including but not limited to those set forth in the loan agreements entered into with the Inter-American Development Bank.  Each of these agreements contains, among other provisions, limitations on our ability to incur debt.  The indenture relating to the 7.5% notes due 2016 is the most stringent of these debt agreements.  This indenture prohibits, subject to some exceptions, the incurrence of additional debt in the event that (i) the ratio of Adjusted Total Debt to Adjusted EBITDA (as defined in the related indenture) is greater than 3.65 or (ii) the Debt Service Coverage Ratio (as defined in the indenture) is less than 2.35x.  We do not believe that these covenants will impose constraints on our ability to finance our capital expenditure program or, more generally, to develop our business and enhance our financial performance.

  In addition, with respect to our outstanding domestic indebtedness, we entered into a financing agreement with the federal government and Banco do Brasil S.A. and also into several credit agreements with Caixa Econômica Federal that do not contain material financial covenants.  Under our credit agreement with BNDES we are required to keep (i) an EBITDA/net operational income ratio equal to or higher than 38%, (ii) an asset/short‑term liability (excluding the short term portion of long‑term liabilities) ratio higher than 1.0, (iii) total connections (water and sewage)/employees ratio equal to or higher than 520, (iv) EBITDA/debt service equal to or higher than 1.5 and (v) a shareholders’ equity/total debt ratio equal to or higher than 0.8.

  With respect to our debentures, the 6th, 7th, 8th and 9th issuances require us to maintain a current debt ratio higher than 1.0:1.0 and an EBITDA/expenditures ratio equal to or higher than 1.5:1.0.

  Brazilian regulations provide that a state-owned company, such as us, must use the proceeds of “external credit operations” (i.e., foreign currency borrowings), subject to some exceptions, exclusively to refinance outstanding financial obligations.  The use will be restricted according to the declared use of proceeds, and until so used, these proceeds must be deposited as directed by the Central Bank.  The deposit requirement does not apply in the case of import financing and financing transactions involving multilateral and official organizations, such as the JICA, the World Bank and the IADB.  On December 31, 2008, there was no restricted cash under this regulation.

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

  Debt-Service and Other Contractual Obligations.  See “Item 5F – Tabular disclosure of contractual obligations”.

  Capital Expenditures.  Historically, our capital expenditures have been significantly financed with resources from international and national multilateral agencies and development banks.  We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year.  In 2006, our cash disbursements for purchases of property, plant and equipment under our capital expenditure program totaled R$904.9 million.  In 2007, we invested approximately R$881.7 million under our capital expenditure program.  As of December 31, 2008, we had invested R$1.6 billion under our capital expenditure program.  We have budgeted investments in the amount of approximately R$8.6 billion from 2009 through 2012.

  Pension Plan Payments and Employee Benefits.  We have been making State-mandated special retirement and pension payments to certain former employees who were employed by our predecessor entities prior to May 1974.  These special payments totaled R$101.7 million, R$104.6 million and R$110.8 million in 2006, 2007 e 2008, respectively.  The State is required to reimburse us for these amounts but there is a dispute regarding the total amount of the reimbursement.  We entered into an agreement with the State where it acknowledged part of the debt that it has with us.  We are going to receive the Alto Tietê system reservoirs as part of the payments and since November 2008, the State has been paying us monthly installments for the outstanding portion of the debt.  We recorded a provision for losses in the amount of the remaining portion of the debt.  The State’s obligation to us for these amounts is recorded under receivables from shareholder on the balance sheet and totaled R$956.6 million, net of provision, as of December 31, 2008, of which R$409.1 million are provisioned for losses.  As of December 31, 2006 and 2007 these receivables had reached R$774.5 million and R$879.1 million, respectively, and they were classified as non‑current assets in our financial statements.  The special payments to former employees made by us that are not being reimbursed by the State are reflected in our statement of operations.  Although we have had discussions with the State regarding more timely reimbursement for the special payments to former employees, we cannot assure you as to when or whether such payments will be made by the State.  We may continue to be held responsible for these special payments to former employees, irrespective of whether the State reimburses us or not.  For further information on State-mandated special retirement and pension payments made by us to certain former employees, see “Item 7.B.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

  Tax Financing Agreements.  We did not make payments in respect of certain Brazilian federal income tax and social contribution liabilities during the period from 1991 to mid-1996 mainly because we were contesting certain assessments by the federal tax authorities and, in the case of 1993 and 1994, because we did not have sufficient funds to meet all of our then existing liquidity and capital resources requirements.  Under the Programa de Recuperacão Fiscal—REFIS tax recovery program, we entered into an agreement with the Brazilian tax authorities regarding these tax obligations and have agreed to make payments on them in monthly installments ending in 2005.  We were also required to pay interest on the unpaid balance of this tax liability.  However, in July 2003, we included the amounts due under the REFIS program in the PAES program, which is an alternative payment plan for taxes owed.  In accordance with this settlement agreement, we are paying amounts due, of approximately R$317.0 million, in 120 monthly installments, from July 2003.  See Note 13 to our financial statements.  Payments in respect of this aggregate tax liability continue to constitute a liquidity and capital resource requirement that must be complied with.

  Dividend Distributions.  We are required by our by-laws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to not less than 25% of the amounts available for distribution.  The aggregate amount of distributions we made for 2006, 2007 and 2008 were R$270.8 million and R$300.7 million and R$296.2 million, respectively.

  On April 20 and December 14, 2006, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$129.6 million and R$141.2 million, respectively.  The payments of interest on shareholders’ equity declared in 2006 began being made on June 29, 2007.

  On October 18, 2007 and February 21, 2008, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$268.8 million and R$31.9 million, respectively.  The payments of these dividends began being made on June 27, 2008.

  On July 31, 2008 and January 15, 2009, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$200.5 million and R$95.7 million, respectively.  These dividends were paid on June 29, 2009.

  As of December 31, 2008, our dividends payable to the State were in the amount of R$148.9 million.  The dividends due from 2005 to 2007, in the amount of R$552.0 million have been paid during the first quarter of 2008.  We are currently unable to determine the amount, if any, of the remaining portion of these declared dividends that the State will apply to the current and future accounts receivable owed to us by the State or its controlled entities.

  Interest on Shareholders’ Equity

  Brazilian corporations are permitted to distribute dividends in the form of a tax-deductible notional interest expense on shareholders’ equity in accordance with Law No. 9,249, dated December 26, 1995, as amended.  The rate at which tax-deductible interest may be paid is limited to the product of the average TJLP and shareholders’ equity during the relevant period and cannot exceed the greater of:

  •         50% of net income (before taking into account the distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; and

  •         50% of retained earnings.

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

  5.C. Research and Development, Patents and Licenses, Etc.

  Our policy is to invest continually in the modernization of equipment and in the technology needed to identify, evaluate and improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability.  Our research and development department is divided into committees according to strategy and complexity.  In 2006, 2007, 2008, and 2009 we spent R$4.7 million, R$4.9 million, R$3.4 million and R$3.5 million, respectively, on research and development.  We have also formed associations with several research institutions.

  Trademarks

  We have secured registration of our logo and composite trademark at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI.  We have registered with the INPI the following trademarks:  “Tietê Project” (Projeto Tietê), “Gotucho,” “Gota Borralheira,” “Dr. Gastão,” “Ratantan” ( all characters of the SABESP’s mini club or “Clubinho SABESP”, which is a tool for environmental education directed to children in our website), Reuse of the Water (Reuso da Água), DAE Magazine (Revista DAE), “LIGAÇÃO SABESP” and PURA.  We have also filed applications with the INPI for registration of the trademarks:  “PARQUE DA INTEGRAÇÃO,” “PROGRAMA DE RECUPERAÇÃO AMBIENTAL,” “PROGRAMA CÓRREGO LIMPO,” “SIGNOS” (Sistema de Informação Geográfica no Saneamento), “SCORPION,” “PROGRAMA ONDA LIMPA,” PROL PROGRAMA DE RECICLAGEM DO ÓLEO DE FRITURA”, SABESP SOLUÇÕES AMBIENTAIS, and “CLUBINHO SABESP,” also including characters of the Clubinho SABESP:  “SUPER H2O”, “CAUÃ”, “IARA”, “SAYURI”, “CADU”, “DENIS”, “GABI”, “AGENTE DA GENTE – SABESP NA COMUNIDADE” and “SABESP INTELIGÊNCIA AMBIENTAL”.

  Patents

  We have the following patents granted by the INPI:

  •         water consumption measurement unit;

  •         an engine-powered starting system to automatically correct chemical products dosage in conventional dispensers by gravity;

  •         equipment to clean the filters of water treatment facilities;

  •         equipment for alignment of motor-pump sets; and

  •         a constructive device in a building hydraulic simulator for didactic purposes.

  Software

  We adopted an internal policy that prescribes an active and effective fiscalization and repression of unauthorized software.  We have acquired the software licenses for all our workstations.

  We have also developed certain computer programs for management and control of water and sewage treatment facilities, as well as for third-party services management, called “AQUALOG,” “SGL (Bid Management System),” “Electronic Price Quotation” (Cotação Eletrônica de Preços), and “SCORPION,” “SISDOC – Sistema de Controle de Documentos” and “SACE – Sistema de Atendimento Comercial Externo.”  We have also secured registration of these programs at the INPI and The Brazilian Association of Software Companies (Associação Brasileira de Empresas de Software).

  AQUALOG is the only Brazilian software designed to monitor water treatment through the employment of artificial intelligence.  We completed the first rendering of services based on the AQUALOG software to a third party with the automatization of a water treatment plant in the city of Jaguará do Sul, State of Santa Catarina.  We entered into an agreement to license the software to Sanesul, in the State of Mato Grosso do Sul, to Teuto’s drugs factory, in the city of Anapólis, State of Goiás, and for the SAE, in the city of Aparecida do Norte, State of São Paulo.

  SGL is an electronic price quotation system that allows us to view and control all bid and acquisitions proceedings in real time.

  Domain Names

  We own the domain names described below that have been registered with the relevant entity in Brazil, Regristro.br:

  •         www.sabesp.com.br;

  •         www.corregolimpo.com.br;

  •         www.projetotiete.com.br; and

  •        www.revistadae.com.br

  •         blogdasabesp.com.br;

  •         blogsabesp.com.br;

  •         sustentabilidadesabesp.com.br;

  •         clubinhosabesp.com.br; and

  •         superh2o.com.br.

  5.D. Trend Information

  Not applicable.

  5.E. Off-Balance Sheet Arrangements

  We had no off-balance sheet arrangements as of December 31, 2006, 2007 and 2008.

  5. F. Tabular Disclosure of Contractual Obligations

  Debt-Service and Other Contractual Obligations.  Our debt service obligations and other contractual obligations as of December 31, 2008 were as follows:

	less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of reais)
Loans and financing	1.448.9	2,001.4	1,364.3	2,050.5	6,865.1
Lease agreements	6.8	2.9	-	-	9.7
Pension benefits - SABESPREV(1)	-	-	-	419.9	419.9
Pension provision(2)	-	-	-	535.4	535.4
Pension plan contributions(3)	185.9	-	-	-	185.9
PAES program(4)	32.9	65.2	49.0	-	147.1
Take-or-pay contracts	196.1	272.0	115.3	-	583.4
Total	1,870.6	2,341.5	1,528.6	3,005.8	8,746.5

  ______________________

  (1)   Based on actuarial estimates.  Amounts payable in any specific year depend on unknown factors including life expectancy.

  (2)   Actuarial commitment maintained with the beneficiaries of Law No. 4819/58, related to the controversy of the benefits paid by SABESP.  (Note 14)

  (3)   Consists of pension plan contributions estimated for the following year.
  (4)   The Special Program for Payment of Federal and Social Security-Related Taxes in Installments (Programa de Parcelamento Especial para Impostos Federais e Previdenciários), or PAES program, as set forth by Law No. 10,684, dated May 30, 2003.

  We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders.  Our borrowings are not affected by seasonality.  For information concerning the interest rates borne by our outstanding indebtedness, see Note 11 to our financial statements.

  On November 15, 2009, we issued R$275.4 million in aggregate principal amount of debentures in November 15, 2009, offered in three series (our 10th issuance).  The debentures of the first, second and third series will mature in 2020.  The debentures of the first and third series, in the amount of R$77.1 million and R$115.7 million, respectively, bear interest at the TJLP plus 1.92% per year, and the debentures of the second series in the amount of R$82.6 million bear interest at the rate of IPCA index plus 9.53% per year.  Our 10th issuance was entirely subscribed by BNDES.  This transaction was settled on December 15, 2009, for all series.

  On December 1, 2009 we issued promissory notes totaling R$900.0 million as a bridge loan, corresponding to an advance of the 11th issuance of debentures.  The net proceeds from our 11th issuance of debentures will be used to redeem these promissory notes.

  On February 22, 2010, we filed with ANDIMA (National Association of Financial and Capital Market Institutions) a registration request for a new the public offering of debentures (our 11th issuance), in the amount of R$900.0 million, offered in two series.  The debentures of the first and second series will mature in five and three years, respectively.  The 11th issuance was registered with the CVM, and will be, therefore, subject to market conditions for public distribution purposes.  As a result of the bookbuilding, our 11th issuance totaled R$1,215.0 million and the first series totaled 810,000 debentures in the amount of R$810.0 million and second series totaled 405,000 debentures in the amount of R$405.0 million.  The first and second series are expected to be settled on April 30, 2010 and May 3, 2010, respectively, and a portion of the net proceeds will be used to repay the R$900.0 million promissory notes issued in December 2009.  The first series will bear interest of the interbank deposit rate (CDI) plus 1.95% per year and will mature within five years after the issuance and repayments on the third, fourth and fifth year after the issuance.  The second series will bear interest of interbank deposit rate (CDI) plus 1.4% per year and will mature within three years and repayments in the second and third year after the issuance.

  ITEM 6.        Directors, Senior Management and Employees

  6.A. Directors and Senior Management

  Under our by-laws and Brazilian Corporate Law, we are managed by our board of directors (Conselho de Administração), which currently consists of eleven directors, and a board of executive officers (Diretoria), which currently consists of six executive officers.

  As our controlling shareholder, the State has the ability to control the election of our board of directors and, therefore, our direction and future operations.  Upon the election of a new State governor and any resulting change in the administration of the State, all or some of the members of our board of directors, including our chairman, have historically been replaced by designees of the new administration.  Our board of directors may in turn replace some or all of the executive officers.  See “Item 3.D. Risk Factors—Risks Relating to Our Control by the State of São Paulo—We are controlled by the State of São Paulo, whose interests may differ from ours or from minority shareholders’ interests, and which could have a material adverse effect on us.”

  Board of Directors

  Our by-laws provide for a minimum of five and a maximum of 15 directors.  The members of our board of directors are elected at a general shareholders’ meeting to serve renewable two-year terms.  Each member of our board of directors must be our shareholder, under Brazilian Corporate Law, and a resident of Brazil, under our by-laws.  Pursuant to our by-laws, our employees have the option to elect one member of our board of directors, who must be an employee with more than two years of service to us.  Currently, our employees have not elected a director.  In addition, pursuant to Brazilian Corporate Law, at least one member of the board of directors of mixed capital companies, such as us, must be appointed by the minority shareholders.  Finally, according to the Novo Mercado rules, at least 20% of the board of directors must be comprised of independent members.

  The current members of our board of directors were elected in the general shareholders’ meeting held on April 29, 2008.  The tenure of the directors will end upon the election of the new members at the general shareholders’ meeting to be held in April 2010.  Currently, we have three directors considered independent under the Novo Mercado rules.

  Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  Its responsibilities include the establishment of policy and general orientation of our business, and the appointment and supervision of our executive officers.

  The following are the names, ages, position and brief biographical descriptions of the current members of our board of directors:

Director	Age	Position	Date Elected

Dilma Seli Pena	60	Chairman	April 29, 2008
Humberto Rodrigues da Silva	52	Director	April 29, 2008
Alexander Bialer	63	Independent Director*	April 29, 2008
Reinaldo Guerreiro	57	Independent Director*	April 29, 2008
Roberto Yoshikazu Yamazaki	53	Director	April 29, 2008
Manuelito Pereira Magalhães Júnior	42	Director	April 29, 2008
Francisco Vidal Luna	63	Director	April 29, 2008
Mario Engler Pinto Junior	53	Director	April 29, 2008
Jeronimo Antunes	54	Independent Director*	April 29, 2008
Gesner José de Oliveira Filho	53	Director	July 31, 2008
Heraldo Gilberto de Oliveira	45	Independent Director*	October 29, 2009

  ______________________

  * These directors comply with the independence requirements established by the Novo Mercado rules.

  Dilma Seli Pena.  Mrs. Pena has been the chairman of our board of directors since January 2007.  She holds a master’s degree in public administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas, or FGV, and a degree in geography from Universidade de Brasília.  In 1976, she began her career as a public servant working for the Research Institute of Applied Economics (Instituto de Pesquisa Econômica Aplicada), or IPEA.  She was director of the sanitation division of the Urban Policy Secretariat of the Ministry of Planning Office (Secretaria de Política de Saneamento Urbano), director of the strategic investments division of the Ministry of Planning (Investimentos Estratégicos do Ministério de Planejamento) and director of the Brazilian National Water Agency (Agência Nacional de Águas).  She was a deputy secretary of the Economics and Planning Secretariat of the São Paulo State Government (Adjunta da Secretaria de Economia e Planejamento do Estado de São Paulo).  She was an effective member of the Environmental Board of the Industry Federation of the State of São Paulo (Conselho Ambiental da Federação das Indústrias do Estado de São Paulo).  Since January 2007, she has been responsible for the State Secretariat of Sanitation and Energy and has managed the board of directors of the following companies owned by the State of São Paulo:  SABESP, EMAE, CESP.  She has published a number of articles, texts and books in the areas of sanitation, water resources and planning.

  Humberto Rodrigues da Silva.  Mr. Silva has been a member of our board of directors since January 2007.  He holds a post‑graduate degree in methodology and projects of municipal and urban development from Escola Nacional de Serviços Urbanos, or ENSUR and a post‑graduate degree in hospital management from Universidade Federal da Bahia.  He also holds a degree in public administration from FGV.  Currently, he is the deputy secretary of the Political Affairs Department of the government of the State of São Paulo.  He was the chief of the Secretariat of the City of São Paulo, of the Secretariat of Science, Technology and Economic Development of the State of São Paulo and also of the Companhia Metropolitana de Habitação de São Paulo, or COHAB.  From 1999 to 2004, he was a consultant and the director of planning and projects of the São Paulo Development Corporation.  He was a member of the board of directors of the Fundação Paula Souza, of the Instituto de Pesquisa Tecnológica de São Paulo and of the São Paulo Turismo S.A., or SPTURIS.  He worked for the government of the State of Bahia and for the municipality of Camaçari.

  Alexander Bialer.  Mr. Bialer has been a member of our board of directors since April 2003.  He holds a degree in mechanical engineering from Instituto Tecnológico da Aeronáutica—ITA and a specialization degree in systems administration from the FGV.  He is the chairman the board of directors of GE Hydro Inepar.  In addition, Mr. Bialer is a member of the advisory councils of GE Brasil Previdência, GE Celma, Synergy Group and Associação Brasileira de Infraestrutura e Indústrias de Base, or ABDIB.  He had previously worked with Avon, Máquinas Piratininga and ASEA.  Mr. Bialer was a member of the board of directors of COPLEN S/A , CELMA Motores Elétricos S/A, GEVISA S/A, Inepar Eletrônica S/A, GE CELMA S/A, GE Dako S/A, GE VARIG S/A and GE Hydro Inepar S/A..

  Reinaldo Guerreiro.  Mr. Guerreiro has been a member of our board of directors since January 2007.  He holds a PhD in accounting and controllership, a master’s degree in accounting and controllership and a bachelor’s degree in accounting sciences, all of them from the School of Economics, Business and Accounting at the University of São Paulo (Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo), or FEA-USP, where he is the vice-director of the Economy, Business and Accounting College.  Mr. Guerreiro also headed the Department of Accounting and Actuarial Sciences at FEA-USP for many years.  He was a corporate consultant cooperator for some international consultancy offices such as Roberto Dreyfuss Consultores, Klynveld Main Goerdeler Auditores S/C, Sérgio Bio, Splendore & Associados S/C Ltda. Consultores em Administração, or SBS, Artur Young Consultores, Biedermann, Bordasch, Ernest & Whinney, Directa and BDO Consultores.  He is also a consultant specialized in economic management.  He has worked in many projects in the areas of economic management, costs, budgeting and information systems in several companies such as Grupo Zillo Lorenzetti, Grupo Feital, Construtora Mendes Junior, Starret Indústria e Comunicação, Companhia Municipal de Transporte Coletivo de Araucária, or CMTC, Ferrovia Paulista S.A., or FEPASA, Companhia Siderúrgica Paulista, or COSIPA, Mafersa S.A., Usina Santa Elisa, Gillete do Brasil, Hansen Máquinas e Equipamentos, Cipla Indústria do Lar, Metalúrgica Matarazzo, Elebra Informática, NEC do Brasil, Caixa Econômica Federal and Banco do Brasil.

  Roberto Yoshikazu Yamazaki.  Mr. Yamazaki has been a member of our board of directors since January 2007.  He holds a degree in business administration.  He currently acts as technical advisor of the Treasury Secretariat of the State of São Paulo.  From 2006 to January 2007, he was deputy secretary of the Treasury Secretariat of the State.  From 2003 to 2006, he was coordinator of the Financial Administration of the State.  From 1997 to 2003, he was technical director of the State Treasury Department.  From 1995 to 1997, he acted as technical assistant of the State Coordination of Financial Administration.  From 1993 to 1994, he was advisor of the Secretariat of Education of the State of São Paulo.  From 1992 to 1993, he was technical advisor of the Administrative and Financial Board of Executive Officers at Companhia de Entrepostos e Armazéns Gerais de São Paulo, or CEAGESP.  From 1976 to 1992, he was administrative and financial manager of Terrafoto S.A. – Atividades de Aerolevantamentos.

  Manuelito Pereira Magalhães Júnior.  Mr. Magalhães has been a member of our board of directors since January 2007.  He holds a degree in economic sciences and a master’s degree in economic sciences from the Instituto de Economia, Universidade Estadual de Campinas, or UNICAMP.  He was a member of the board of directors of the Companhia de Engenharia de Tráfego de São Paulo, or CET-SP, of the COHAB and, of the Empresa de Tecnologia de Informação e Comunicação de São Paulo, or PRODAM-SP. He was a parliamentary advisor in the Federal Senate.  From 1998 to 2002, he was the special advisor of the Minister of Health.  From 2005 to 2006 he was the ombudsman of the National Supplementary Health Agency, or ANS.  From 2005 to 2006, he was the deputy secretary of the Planning Secretariat and the secretary of Planning of the Municipality of São Paulo.  He was also the technical advisor, the secretary of finance and the director of the Department of Advisory, Planning and Management in the municipality of Campinas, State of São Paulo.

  Francisco Vidal Luna.  Mr. Luna has been a member of our board of directors since July 2007.  He holds a doctorate degree in Economics from FEA–USP.  He was a researcher and professor at the Institute for International Economic Research, or the IPE, and at the Foundation Institute of Economic Research, or the FIPE, until his retirement in 1996.  In the public sector, he acted as Secretary of Planning and Budget of the Municipality of the State of São Paulo, and worked at the Treasury Secretariat of the State of São Paulo and at the Ministry of Planning in the Federal government, among others.  In the private sector, he was vice chairman and chairman of Banco Inter American Express S.A.  He also acted as member of the Advisory Council of Sudene; member of the board of directors of BNDES; superintendent of the Institute of Planning, Iplan/Ipea, of the Federal Planning Secretariat; Special Economic Affairs Secretary of the Federal Planning Secretariat, in the Federal government; Head of the Economic Affairs Advisory Board of the Treasury Secretariat of the State of São Paulo, and executive secretary of the Financial Coordination Board of São Paulo State in the State government.

  Mário Engler Pinto Junior .  Mr. Engler has been a member of our board of directors since March 2006.  He holds a law degree and a PhD degree in Commercial Law from the Faculdade de Direito at USP and is currently a law professor at the FGV.  Mr. Engler participated in the State Privatization Council (Conselho Estadual de Desestatização), or PED, and in the Public-Private Partnership Program of the State of São Paulo (Programa Estadual de Parcerias Público-Privadas).  Mr. Engler has been a member of the Arbitration Panel of the BM&FBovespa (Câmara de Arbitragem do Mercado da Bolsa de Valores, Mercadorias e Futuros) since 2001 and a member of the board of directors of the CODEC (Conselho de Defesa dos Capitais do Estado) since 2002.  Mr. Engler was the Chief Executive Officer for Companhia Paulista de Parcerias - CPP was a member of the board of directors at CCP from 2004 to 2006.  Mr. Engler was a member of the board of directors of Companhia do Metropolitano de São Paulo from 2004 to 2006.  Since 2007, Mr. Engler has been responsible for the legal advisory department for the Secretariat of Treasury.  Mr. Engler is a member of ARSESP for energy matters since 2008.

  Jerônimo Antunes.  Mr. Antunes has been a member of our board of directors since April 2008.  He holds a master’s and PhD degree in controllership and accounting from the Universidade de São Paulo (Sao Paulo University) and holds a degree in Business Administration and Accounting.  He has been a certified independent accountant, and consultant in accountability and corporate finance since 1977.  He has been a professor at FEA-USP since 1999, a professor of several MBA courses, at the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, or FIPECAFI since 2000, at FEA-USP, since 2000, and at FIA – Fundação Instituto de Administração since 2006.  He was a professor at the Universidade Federal do Ceará from 2000 to 2005 and in several other institutions.  He was a director of FIPECAFI, from 2000 to 2007.  He was a board member and director of IBRACON from 1998 to 2006.  He was a director of Associação Nacional dos Executivos de Finanças, Administração e Contabilidade, or ANEFAC, from 1994 to 2000.

  Gesner José de Oliveira Filho. Mr. Oliveira Filho has been a member of our board of directors since July 2008 and our chief executive officer since January 2007.  He holds a PhD in economics from the University of California, Berkeley, a master’s degree in economics from UNICAMP, a bachelor’s degree in economics from FEA-USP.  From 1996 to 2000, he was the chairman of the Administrative Council of Economic Protection, (Conselho Administrativo de Defesa Econômica), or CADE.  From 1993 to 1995, he was the deputy secretary of the Secretariat of the Economic Policy of the Ministry of Finance.  In 1995, he was the interim secretary of the Economic Monitoring of the Ministry of Finance.  He was also the managing partner of Tendências Consultoria Integrada, a consultant and an arbitrator in the areas of regulation of infrastructure and defense of competition.  Additionally, Mr. Oliveira Filho was the chairman of the Instituto Tendências de Direito e Economia and a member of several board of directors of private institutions.

  Heraldo Gilberto de Oliveira.  Mr. Oliveira holds a degree in accounting and a degree in business administration.  He also holds a master of controllership and accounting from FEA-USP.  Mr. de Oliveira is a professor of Capital Markets and Investor Relations in the specialization and in the MBA courses at FIPECAFI.  Mr. Oliveira is a partner at FCO Consultores Associados and works as an accounting and financial expert consultant.  He worked for ten years as an independent accountant.  Mr. Oliveira was a member of the board of directors and the coordinator of the audit committee of Banco Nossa Caixa S/A from 2007 to August 2009 and since September 2009 has been the coordinator of the audit committee of Banco Industrial e Comercial S/A – BICBANCO.  He is a director of the Instituto de Executivos em Finanças of São Paulo since September 2009.

  Board of Executive Officers

  Our board of executive officers is composed of six executive officers appointed by our board of directors for renewable two years terms.  Our executive officers are responsible for all matters concerning our day-to-day management and operations.  Members of our board of executive officers have individual responsibilities established by our board of directors and our by-laws.

  The following are the names, ages, position and brief biographical descriptions of our board of executive officers:

Executive Officer	Age	Position	Date Elected

Gesner José de Oliveira Filho	53	Chief Executive Officer	June 18, 2009
Marcio Saba Abud	53	Corporate Management Officer	June 18, 2009
Rui de Britto Álvares Affonso	53	Chief Financial Officer and Investor Relations Officer	June 18, 2009
Paulo Massato Yoshimoto	58	Metropolitan Officer	June 18, 2009
Umberto Cidade Semeghini	61	Regional Systems Officer	June 18, 2009
Marcelo Salles Holanda de Freitas	54	Technology, Enterprises and Environment Officer	June 18, 2009

  Gesner José de Oliveira Filho. See above “—Board of Directors.”

  Marcio Saba Abud.  Mr. Abud has been our corporate management officer since January 2007.  He holds a degree in Economic Sciences from FEA-USP.  He has broad experience in the financial area and in various segments of the domestic and international markets, such as treasury, capital markets, domestic and international structured operations and management of international securities and note issue programs.  He also has experience in foreign trade financing, investment fund creation and management, corporate customer service, and establishment and management of credit lines.  He worked at Unibanco from March 1980 to August 1984, at Banco Boavista from March 1985 to October 1986, and at Banco Westlb do Brasil S.A. from April 1987 to January 2007.

  Rui de Britto Álvares Affonso.  Mr. Affonso has been our chief financial officer and investor relations officer since July 2003.  Mr. Affonso holds a PhD and a master’s degree in economics from UNICAMP, and a degree in economics from USP.  He has been a professor at UNICAMP since 1986, a professor at FEA-USP from 1983 to 1999, and a director of public economy at Fundação do Desenvolvimento Administrativo from 1994 to 2003.  He also represented Brazil on the board of the Forum of Federations (a non‑governmental entity based in Canada) since 2000.  Mr. Affonso has also held several positions at the State government.

  Paulo Massato Yoshimoto.  Mr. Massato has been our metropolitan officer since February 2004.  He holds a degree in civil engineering from Escola de Engenharia de Lins.  Mr. Yoshimoto has been working with us since 1983, and has held the following positions:  executive assistant to the operations office and head of the water production, maintenance, technical and management of water losses, and metropolitan planning and development departments.  Mr. Yoshimoto has also held a number of different positions at the Empresa Metropolitana de Planejamento, from 1975 to 1983.

  Umberto Cidade Semeghini.  Mr. Semeghini has been our regional systems officer since January 2007.  He holds a degree in electrical engineering from the Faculdade de Engenharia Industrial.  He was secretary of planning of the Ministry of Transport and the executive officer of Gerentec Engenharia.  He has experience in the operation of systems, consulting services in the development of studies and projects for water supply and sanitary sewage systems, highway systems and, through partnerships with domestic and foreign companies, development of economic engineering studies (i.e., definition of tariff structures for public services).

  Marcelo Salles Holanda de Freitas.  Mr. Freitas has been our Technology, Enterprises and Environment officer since January 2007.  He holds a degree in civil engineering post‑graduation degree in sanitation from the Escola Politécnica at USP.  He also has a specialization degree in business administration from the Instituto Brasileiro do Mercado de Capitais.  He is a regular member of some of the most important institutions and associations of the sanitation and environment market.  He was our vice-chairman for the interior and for the metropolitan region.  He was the executive officer of projects of the Ondeo Services do Brasil, executive officer of sanitation of Suez Ambiental, chief executive officer of Águas do Amazonas and executive officer of the sanitation services of Etep Consultoria, Gerenciamento e Serviços.

  6.B. Compensation

  Pursuant to Brazilian Corporate Law, our shareholders are responsible for establishing the aggregate amount of compensation we pay to the members of our board of directors, members of our fiscal council and our executive officers.

  For the year ended December 31, 2008 and 2009, the aggregate compensation, including benefits in kind granted that we paid to members of our board of directors and to our executive officers for services in all capacities was R$2.4 million and R$ 2.6 million, respectively.  An additional amount of R$0.8 million related to the 2008 bonus, was paid in April 2009.

  Profit Sharing and Pension Plans

  We have established a pension and benefits fund (Fundação SABESP de Seguridade Social), or SABESPREV, to provide our employees with retirement and pension benefits.  This pension plan provides defined-benefit payments to former employees and their families.  Both we and our employees make contributions to the pension plan.  Our contributions include the responsibility assumed relating to the employment contract of certain employees prior to the constitution of SABESPREV, which is payable up to February 2011.  See “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with the State of São Paulo—Agreements with the State”.  We made contributions to the pension plan totaling R$11.4 million, R$11.9 million, R$12.5 million and R$12.9 million in 2006, 2007, 2008 and 2009, respectively.  Based on independent actuarial reports, as of December 31, 2008 and 2009, our obligation under this plan was R$419.9 million and R$480.1 million, respectively.

  Since 1996, we have annually negotiated with the unions a profit-sharing plan.  We did not pay any profit-sharing amounts to our employees due to State Decree No. 43,794, which prohibited any profit-sharing amounts to be paid in 1999 to employees of State-controlled companies, including us.  On April 14, 2000, the State issued Decree No. 44,836 which allows for the payment of profit-sharing amounts on an exceptional basis, provided that specific authorizations are obtained by us from the Wages Policy Commission (Comissão de Política Salarial).  We have obtained this authorization every year since 2000 and, therefore, paid profit-sharing amounts to our employees during this period.

  The profit-sharing plan evaluates the business performance from an economic-financial, operating and administrative stand-point.  Over the years, the programs have suffered some changes.  In 1996 every active employee, who has been working over six months for the Company, was entitled to receive profit sharing.  As of 1997, every active employee, who has been working over three months for the Company, was entitled to receive profit sharing, paid in proportion to the months worked.  From 1997 until 2004, the general goals were established in order to evaluate us as a whole, and other goals were established to evaluate our different business units.  In 2005, 2006 and 2007, all of the established goals evaluate us as a whole.  Beginning in 2008, we established general and other goals to evaluate our different business units.  Payments are proportionally reduced if the goals are not completely achieved.  Until 2006, we made a payment each semester.  Since 2007, it has been paid annually.

  We recorded profit-sharing expenses of R$79.5 million, R$51.3 million, R$53.2 million and R$53.4 million in 2006, 2007, 2008 and 2009, respectively.  We believe that the profit-sharing plan has, in the past, contributed to increased employee productivity.  We do not have a stock-option plan for our employees.

  6.C. Board Practices

  The members of our board of directors are elected at a general shareholders’ meeting to serve renewable two-year terms.  Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  See “Item 6.A. Directors and Senior Management—Board of Directors.”

  Our board of executive officers is composed of six executive officers appointed by our board of directors for renewable two-year terms.  Meetings of our board of executive officers are held weekly in the case of ordinary meetings or when called by the chief executive officer in the case of special or extraordinary meetings.  See “Item 6.A. Directors and Senior Management—Board of Executive Officers.”

  None of our directors and/or executive officers is a party to an employment contract providing for benefits upon termination of employment.  Those directors and officers who are also our employees will remain as our employees after their tenure as directors and/or officers, in this case, maintaining all benefits granted to our employees.

  Fiscal Council (Conselho Fiscal)

  Our Conselho Fiscal, which is established on a permanent basis and generally meets once a month, consists of five members and five alternates.  The current members of our Conselho Fiscal were elected in the shareholders’ meeting held on April 29, 2009.  Their tenure will end in 2010.  The primary responsibility of the fiscal council, which is independent from management and from the external auditors appointed by our board of directors, is to review our financial statements and report on them to our shareholders.

  The following are the current members and alternate members of our fiscal council:

Fiscal Council Members	Age	Position	Date Elected

Sandra Maria Giannella	53	Fiscal Council Member	April 29, 2009
Jorge Michel Lepeltier	60	Fiscal Council Member	April 29, 2009
Atílio Gerson Bertoldi	68	Fiscal Council Member	April 29, 2009
Maria de Fátima Alves Ferreira	50	Fiscal Council Member	April 29, 2009
Emília Ticami	53	Fiscal Council Member	April 29, 2009
Vanildo Rolando Neubauer	55	Alternate Fiscal Council Member	April 29, 2009
Alexandre Luiz Oliveira de Toledo	50	Alternate Fiscal Council Member	April 29, 2009
Deraldo de Souza Mesquita Junior	50	Alternate Fiscal Council Member	April 29, 2009
Tomás Bruginski de Paula	48	Alternate Fiscal Council Member	April 29, 2009
Ney Nazareno Sígolo	56	Alternate Fiscal Council Member	April 29, 2009

  Audit Committee

  Our by-laws provide for an audit committee to be comprised of three board members, who shall cumulatively comply with the requirements of (i) independence, (ii) technical expertise, and (iii) availability and/or applicable exemptions in accordance with the Security Exchange Commission, or SEC, rules.  The members may be appointed simultaneously as their appointment to the board of directors, or by later resolution of the board of directors.

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

  The table below sets forth the members of the board of directors elected to serve on our audit committee:

Director	Position	Date Elected

Jerônimo Antunes	Coordinator and Financial Expert	May 8, 2008
Reinaldo Guerreiro	Member	May 8, 2008
Heraldo Gilberto de Oliveira	Member	November 12, 2009

  Corporate Governance Practices

  The significant differences between our corporate governance practices and the New York Stock Exchange, or NYSE, standards can be found on our website, www.sabesp.com.br, at the following location:  Investors Relations – Corporate Governance – Good Practice of SABESP’s Corporate Governance and NYSE.  The information found at this website is not incorporated by reference into this document.

  6.D. Employees

  As of December 31, 2008 and 2009, we had 16,649 and 15,103 full-time employees, respectively.  In 2008, we had an average of 328 trainees and 539  apprentices (aprendizes), as defined by federal law No. 10,097 of December 19, 2000.  In 2009, we had an average of 931 trainees and 468 apprentices (aprendizes).

  The following table sets forth the number of our full-time employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2006	2007	2008	2009

Total number of employees	16,978	16,850	16,649	15,103
Number of employees by category of activity:
Projects and operations	11,145	11,130	10,932	9,763
Administration	2,735	2,794	2,819	2,574
Finance	606	564	522	490
Marketing	2,492	2,362	2,376	2,276
Number of employees by corporate division:
Head office	1,981	1,618	1,623	1,541
São Paulo metropolitan region	7,732	8,004	7,884	7,055
Regional Systems	7,265	7,228	7,142	6,507

  The average tenure of our employees is approximately 18 years.  We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security.  We believe that our relations with our employees are generally satisfactory.

  Approximately 70% of all our employees are members of unions.  The four main unions that represent our employees are the Sindicato dos Trabalhadores em Água, Esgoto e Meio Ambiente de São Paulo, or SINTAEMA, Sindicato dos Trabalhadores da Região Urbana de Santos, São Vicente, Santos metropolitan region, Litoral Sul e Vale Ribeira, or SINTIUS, the Sindicato dos Engenheiros do Estado de São Paulo, or SEESP and the Sindicato dos Advogados de São Paulo, or SASP. Our most recent collective bargaining agreements, which became effective on May 1, 2009 and expired on April 30, 2010, did not contemplate total job protection for our employees.  However, we had a formal understanding with the unions that represent our employees that we would not dismiss more than 2.0% of our current employees before April 30, 2010.  In the collective agreement in effect, we granted our employees a 6.69% salary increase, which corresponded to the inflation of the period (6.05%) plus a raise of 0.6% after this adjustment, and an increase of 6.05% in employee benefits related to holiday bonus, basic supplies and nursery assistance were conceded.  In addition, an increase of 4.30% in the meal vouchers was conceded.

  We have experienced the following strikes in the last five years, none of which interrupted the essential services that we provide:  a two-day strike in May 2003, a two-day strike in May 2004, a two-day strike in June 2005 and a one-day strike in May 2006.  In 2007 there were no strikes and in June 2008 we experienced a four-day strike.  Under Brazilian law, our non‑administrative employees are considered “essential employees” and, therefore, are limited in their right to strike.

  6.E. Share Ownership

  As of December 31, 2009, the members of the board of directors and the executive officers owned an aggregate of 5,210 common shares.  The members of our board of directors and our executive officers, on an individual basis and as a group, beneficially own less than 0.1% of our common shares.  See “Item 7A.  Major Shareholders and Related Party Transactions—Major Shareholder” for more information.  As of the same date, none of our directors and executive officers owned any stock option plans.

  ITEM 7.        Major Shareholders and Related Party Transactions

  7.A. Major Shareholder

  Our outstanding capital stock as of March 31, 2010 consisted of  227,836,623 common shares, without par value.  Under our by-laws and the laws of the State of São Paulo, the State is required to own at least one-half plus one of our outstanding common shares.  All of our shareholders, including the State, have the same voting rights.

  The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of March 31, 2010.

	Common shares
	Shares	%
State of São Paulo	114,508,083	50.3%
Directors and executive officers of SABESP(1)	5,210	0.0%
Others	113,323,330	49.7%
Total(2)	227,836,623	100%

  (1)   Our directors and executive officers collectively own less than 0.1%  of our outstanding common shares.
  (2)   As of March 31, 2010, 47.9% of our outstanding common shares were held by 3,270 registered shareholders in Brazil.

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

  Many of our transactions with the State of São Paulo reflect policies of the State that depend on decisions of elected officials or public servants, and are accordingly subject to change.  Among the practices that could change are those described below concerning the provision of State guarantees, and the terms on which we use State-owned reservoir facilities.

  Provision of Services

  We provide water and sewage services to the federal government, state and municipal governments and government entities in the ordinary course of our business.  Sales of water and sewage services to the State, including State entities, totaled approximately R$343.6 million and R$$358.3 million for the years ended December 31, 2008 and 2009, respectively.  Our accounts receivable from the State totaled R$234.3 million and R$$169.5 million as of December 31, 2008 and 2009, respectively.  In addition, as required by law, we invest our cash and cash equivalents with government financial institutions in short‑term securities.

  Payment of Pensions

  Pursuant to a law enacted by the State, certain former employees of some State-owned companies that provided services to us in the past and later merged to form SABESP acquired a legal right to receive supplemental pension benefit payments.  These rights are referred to as “Plan G0.”  These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor.  In 2008 and 2009, we made payments to former employees of R$110.7 million and R$116.1 million in respect of Plan G0.  The State made reimbursements in this period in the amount of R$3.8 million and R$107.6 million, respectively.

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

  On December 11, 2001, we entered into an agreement with the State and the DAEE.  Pursuant to this agreement, the State acknowledged and agreed, subject to an audit by a State-appointed auditor, to pay us amounts it owed to us in respect of:

  •         water and sewage services we provided to governmental agencies, State-owned autonomous entities and foundations through December 1, 2001, and that was not offset in accordance with the September 1997 memorandum of understanding, in the total amount of R$358.2 million; and

  •         supplemental retirement and pension benefits we paid from March 1986 to November 2001 on behalf of the State to former employees of the State-owned companies which merged to form SABESP; as we did not reach an agreement regarding these amounts, a joint inquiry has commenced in order to ensure agreement between us and the State, in the total amount of R$320.6 million.

  As a result, a portion of these amounts became a long‑term receivable from the State in our financial statements on December 31, 2001.

  The agreement provided that the DAEE would transfer to us ownership of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, which form the Alto Tietê system, and that the fair value of these assets would reduce the amounts owed to us by the State.

  Under the December 2001 agreement, in 2002, a State-owned construction company (Companhia Paulista de Obras e Serviços), or the CPOS, on behalf of the State, and an independent appraisal firm (Engenharia de Avaliações), or the ENGEVAL, on our behalf, presented their valuation reports relating to the reservoirs.  Under the agreement, the arithmetic average of these appraisals is deemed the fair value of the reservoirs.  The appraisals contained in these reports were in the amounts of R$335.8 million and R$341.2 million, respectively.  Because we had already made investments in these reservoirs by then, the arithmetic average of the appraisals submitted to our board of directors by August 2002, R$300.9 million, was net of a percentage corresponding to these investments.  Our board of directors approved the valuation reports.

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

  On October 29, 2003, the Public Prosecution Office of the State of São Paulo (Ministério Público do Estado de São Paulo), on behalf of the people of the State, brought a civil public action in a Trial Court of the State of São Paulo (12a Vara da Fazenda Pública do Estado de São Paulo) alleging that a transfer to us of ownership of the Alto Tietê system reservoirs from the DAEE would be illegal.  An injunction against the transfer of ownership of such reservoirs was granted but was later reversed.  However, in October 2004, the court ruled in favor of the Public Prosecution Office, which ruling we believe relates only to the illegality of the transfer of the reservoirs.  In response, we filed an appeal which is pending final decision and the State successfully filed an action suspending the trial court’s decision until final judgment is reached by the Court of Justice of the State of São Paulo.  We are unable to predict whether we will succeed in appealing such decision.  However, we currently do not expect that an eventual unfavorable decision would have a material adverse effect on our business and financial condition.

  The December 2001 agreement also provided that the legal advisors of the State would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to us by the State.  The commencement of payments with respect to pension amounts owed to us by the State has been postponed until these analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs are formalized.  In addition, the transfer of these reservoirs is currently being disputed and we are not certain whether such transfer will be legally allowed.  Under the December 2001 agreement, the first payment was to be made in July 2002.

  On March 22, 2004, we and the State entered into a first amendment to the December 2001 agreement.  Under this amendment, the State acknowledged that it owed R$581.8 million to us relating to unpaid accounts receivable from the State until February 29, 2004, and we acknowledged that we owed an aggregate amount of R$518.7 million to the State as dividends, in the form of interest on shareholders’ equity. Accordingly, we and the State agreed to offset each other’s credit up to the limit of R$404.9 million, which was an amount adjusted up to February 2004). The outstanding balance of R$176.9 million (as of February 29, 2004) of the State’s consolidated debt will be paid in consecutive monthly installments from May 2005 until April 2009. These installments will be indexed according to the IPCA index, plus an interest rate of 0.5% per month. Upon the execution of the first amendment, we were able to reconcile the offsetting of part of the debt that the State owed to us for the use of water and sewage services until February 2004 with the debt that we owed to the State as dividends, in the form of interest on shareholders’ equity. The outstanding balance of R$113.8 million as dividends in the form of interest on shareholders’ equity that we owed to the State was netted against accounts overdue after February 2004. The first amendment did not amend the provisions of the December 2001 agreement regarding the supplemental retirement and pension benefits we paid from March 1986 to November 2001 on behalf of the State to former employees of the State-owned companies.

  On December 28, 2007, we and the State entered into a second amendment to the December 2001 agreement, pursuant to which the State agreed to pay (a) the outstanding balance under the first amendment, in the amount of R$133.7 million (as of November 30, 2007), in 60 consecutive monthly installments, beginning on January 2, 2008, and (b) the amount of R$236.1 million relating to part of the accounts overdue and unpaid from March 2004 through October 2007 regarding the provision of water supply and sewage collection services. As part of this amendment, we agreed to pay the outstanding balance of dividends, in the form of interest on shareholders’ equity, due from March 2004 through December 2006, in the amount of R$400.8 million, in the period from January through March 2008, which we paid as agreed.  In addition, pursuant to the second amendment, we and the State agreed on complying with certain mutual obligations relating to the improvement of payment processes and budget management procedures, the rationalization of the use of water and the amount of water and sewage bills under the responsibility of the State, the recording of governmental entities with accounts overdue in a delinquency system or reference file and the possibility of interrupting water supply to these entities in case of non‑payment of water and sewage bills.  We have not made any provisions for amounts due to us by the State because we expect to recover these amounts and we do not consider net losses probable.  Finally, this second amendment did not amend the provisions of the December 2001 agreement regarding the supplemental retirement and pension benefits we paid from March 1986 through November 2001 on behalf of the State to former employees of the State-owned companies.

  In 2007, we received payment installments from the State in the amount of R$326.0 million.  As of December 31, 2007, our dividends payable to the State, due from 2004 through 2007, were in the amount of R$552.0 million.  We are currently unable to determine the amount, if any, of the declared dividends that the State will apply to current and future accounts receivable owed to us by the State or its entities.  The second amendment no longer requires that dividends be applied to offset accounts receivable from the State.

  On March 26, 2008, we entered into a commitment agreement with the State and the DAEE for the settlement of the outstanding debt relating to the supplemental retirement and pension benefits we paid from March 1986 through November 2001 on behalf of the State to former employees of the State-owned companies which merged to form SABESP.  While the State acknowledges the debt, the State disagrees with the criteria we adopted to grant and pay those benefits, based on legal opinions issued by the State Attorney General, which prevent the voluntary reimbursement by the State of the amount it owes to us.

  We believe that the criteria we adopted to grant and pay pension benefits were correct because they were either based on specific authorizations given by State or legal opinions issued at the time of payment.  This dispute between us and the State is the main reason why we have not yet fully implemented the contractual provisions of the December 2001 agreement, described in Note 6 to our financial statements.

  Based on the terms of the commitment agreement, we estimate that the State will reimburse us approximately R$915.3 million, referred to as the “Undisputed Reimbursement Amount,” as adjusted based on the IPCA.  We maintained our agreement to receive the Alto Tietê system reservoirs as part of the payment of the Undisputed Reimbursement Amount.  Therefore, we have recorded a provisional credit of R$696.3 million related to the reservoirs.  We and the State have agreed that the final offset will only be recorded when the effective transfer of the Alto Tietê system is recorded at the Real Estate Registry.  The outstanding balance of Undisputed Reimbursement Amount, amounting to R$219.0 million, is being paid by the State in 114 consecutive monthly installments, as adjusted by the annual IPCA variation, plus interest accruing at the annual rate of 6%.  The first installment was paid in November 2008.

  In addition to the Undisputed Reimbursement Amount, there is an outstanding balance relating to the supplemental retirement and pension benefits we paid from March 1986 through November 2001 on behalf of the State to former employees that the State has not yet agreed to reimburse us.  This amount, referred to as the “Disputed Reimbursement Amount”, amount to R$409.1 million as of December 31, 2008, and was recorded for losses due to the current stage of the negotiations with the State and the uncertainty regarding its recovery.  As of December 31, 2009,  the State owed to us R$1,394.7 million with respect to payment of pensions on behalf of the State, of which we made provisions for loss in the amount of R$471.6 million.  We and the State have agreed that the dispute relating to the Disputed Reimbursement Amount will not prevent us from carrying out the commitments made in the December 2001 agreement.  See Note 6 to our financial statements regarding the Disputed Reimbursement Amount.

  Dividends

  We regularly pay dividends to our shareholders, including the State of São Paulo.  In the past, we have withheld part of the dividends to which the State was entitled in order to offset it against our pending receivables from the State.  The following table shows our historical distribution of dividends paid in the form of interest on shareholders’ equity to the State of São Paulo, for the years 2004 through 2009:

	Year ended December 31,
	2004	2005	2006	2007	2008	2009
	(in millions of reais)

Interest on shareholders’ equity	152.9	348.2	270.8	300.7	296.2	394.2

  In accordance with our agreements with the State, we do not anticipate that we will withhold dividends to which the State was entitled in order to offset it against our pending receivables from the State in the near future.  For more information regarding our dividend policy, see “Item 8.A Financial Information—Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

  Investment of Cash Equivalents

  Our cash and cash equivalents invested with State financial institutions in short‑term securities amounted to R$579.7 million and R$722.2 million as of December 31, 2008 and 2009, respectively.

  Government Guarantees of Financing

  In some situations, the federal government, the State or government agencies guarantee our performance under debt- and project-related agreements.

  On December 17, 1992, the State entered into a loan agreement with the World Bank in the amount of US$119.0 million.  This loan was guaranteed by the federal government and its proceeds were designated to finance the environmental clean-up of the Guarapiranga basin.  Pursuant to this agreement, we would receive a loan from the State to be used in the expansion of the wastewater collection network and sewage treatment facilities in the Guarapiranga reservoir.  As a result, on March 12, 1993, we entered into an agreement with the State pursuant to which the State transferred to us US$42.5 million, as amended in September 1999.  We pledged three of our properties as collateral for this financing in the amount of R$60.5 million, according to a valuation of the properties carried out in November 2005.  The last installment of this financing was paid in April 2007, but the federal government has not yet released the properties.

  The State has also guaranteed a portion of our repayment obligations under loan agreements that we entered into with the federal government in 1994 through its financial agent, Banco do Brasil S.A. which totaled R$1,669.5 million and R$1,416.0 million as of December 31, 2008 and 2009, respectively.  Furthermore, the federal government has guaranteed, and the State has provided a counter-guarantee, in respect of the financial agreement we entered into with the IDB in 2000 for the total aggregate amount of US$200.0 million related to the financing of the Tietê River recovery project to reduce pollution.

  On August 6, 2004, we entered into a credit agreement with the JICA for the financing of the Environmental Recovery Program for the Baixada Santista metropolitan region (Programa Onda Limpa), which was guaranteed by the federal government, with counter-guarantee from the State of São Paulo, for an aggregate principal amount of R$337.7 million.

  In addition, we are currently negotiating with BNDES and Caixa for additional loans to finance portions of our capital expenditure program.

  Use of State-Owned Reservoir Facilities

  We currently use the Guarapiranga and Billings which are owned by another company controlled by the State, based on a grant issued by the DAEE.  We do not pay any fees with respect to the use of these reservoirs.  We are, however, responsible for maintaining them and funding their operating costs.  The State incurs no operating costs on our behalf.  If these facilities were not available for our use, we would have to obtain water from more distant sources, which would be more costly.

  Water Use Incentive Agreements

  We have entered into agreements with public entities, including State entities and municipalities, which manage approximately 7,000 properties under which we provide these entities with a 25.0% tariff reduction for the water and sewage services we provide if such entities implement our program for the rational use of water, which includes a reduction of at least 10.0% in water consumption.  These agreements are valid for a 12-month term with automatic renewal for equal periods.  Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

  Transactions with SABESPREV Pension Fund

  SABESPREV is the funded pension plan that we established to provide our employees with retirement and pension benefits.  The assets of SABESPREV are independently held, but we nominate 50.0% of the directors of SABESPREV, including the chairman of the board, who has the deciding vote pursuant to the applicable legislation.  Both we and our employees make contributions to the pension plan.  We contributed R$11.4 million, R$11.9 million, R$12.5 million and R$12.9 million in 2006, 2007, 2008 and 2009, respectively.  On May 29, 2001, a federal law was enacted which, among other provisions, limits the amount mixed capital companies, like us, may contribute to their pension plans.  Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of these plans.  Studies have been undertaken in order to cure the deficit with respect to the current plan and transform it into a defined contribution plan.

  ITEM 8.        Financial Information

  8.A. Consolidated statements and other financial information

  See “Item 3.A. Key Information—Selected Financial Data” and “Item 18.  Financial Statements.”

  Legal Proceedings

  In the ordinary course of our business, we are a party to judicial and administrative proceedings relating to civil, environmental, labor and tax matters. As of December 31, 2008 and 2009, we estimate that these legal proceedings totaled approximately R$2,287.3 million (excluding the amount of R$43.5 million related to court deposits) and R$3,418.6 million (excluding the amount of R$88.3 million related to court deposits), respectively. These amounts were based on probable and possible losses and on the value attributed to the lawsuit by the plaintiffs in some cases and on the economic value of the lawsuits in others. Out of the total amount of contingencies as of December 31, 2008, approximately R$1,313.6 million relate to tariff-related legal proceedings and consumers claims, approximately R$610.5 million relate to contractors claims, approximately R$285.3 million relate to tax proceedings, approximately R$156.8 million relate to labor proceedings, approximately R$80.6 million relate to civil public actions related to environmental matters and R$380.5 million relate to other civil matters. As of December 31, 2008, the provisions for legal contingencies totaled R$1,157.6 million (excluding the amount of R$43.5 million related to court deposits), of which R$659.9 million relate to tariff-related legal proceedings and consumers claims, R$222.4 million relate to contractors claims, R$26.3 million relate to tax proceedings, R$41.2 million relate to labor proceedings, R$55.4 million relate to civil public actions related to environmental matters and R$152.4 million relate to other civil matters. As of December 31, 2009, out of the total amount of contingencies, R$1,543.7 million relate to tariff-related legal proceedings and consumers claims, approximately R$843.0 million relate to contractors claims, approximately R$309.4 million relate to tax proceedings, approximately R$201.8 million relate to labor proceedings, approximately R$102.8 million relate to civil public actions related to environmental matters and R$417.9 million relate to other civil matters. On December 31, 2009, the provisions for legal contingencies totaled R$1,468.8 million (excluding the amount of R$88.8 million related to court deposits), of which R$783.6 million relate to tariff-related legal proceedings and consumers claims, R$341.5 million relate to contractors claims, R$28.7 million relate to tax proceedings, R$101.5 million relate to labor proceedings, R$58.5 million relate to civil public actions related to environmental matters and R$155.0 million relate to other civil matters.

  The difference between the provisioned amount and the total amount of the contingencies derives from the methodology for establishing our provisions.  This methodology takes into account:  (i) the probability of loss of each lawsuit, based on the alleged facts, the claim based on the factual circumstances vis-à-vis the law, as well as prevailing precedents in similar cases; and (ii) the calculation of the provisioned amounts, which requires significant judgment and in certain circumstances, given the nature of the claim, we are unable to estimate with accuracy our liability exposure.  In these cases, we have taken into account the value attributed to the lawsuits by the plaintiff and legal opinions of counsel in charge of each lawsuit.  Once the methodology is applied, as a general rule, we make the provisions only for the lawsuits that are considered as probable losses.

  We cannot give any assurances either as to the sufficiency of the provisioned amount to cover the contingencies or as to the total amount of potential liabilities that we may incur or penalties that may be imposed.  We may not obtain a favorable outcome in the administrative or court proceedings to which we are a party.  In addition, the total amount of the contingencies, based on the value attributed to the lawsuit by the plaintiff, may not correspond to the economic value of the lawsuits, which may be substantially higher than the total estimated amount of contingencies.  If the economic outcome of these lawsuits is higher than the amount attributed to the lawsuit by the plaintiff or, in the event the total amount of our provisions are not sufficient to pay the contingencies due, we could incur greater costs than those that were originally estimated.  If these costs are significant, our results of operations and financial condition could be negatively affected.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on us.”

  Civil Public Actions Related to Environmental Matters

  We are a party to civil public actions brought by municipalities that seek to cease to pay us fees relating to sewage services, alleging that we do not treat the sewage in these municipalities and that we failed to make certain investments in sewage treatment facilities as provided in the relevant concession agreements.

  In addition, we are being sued by the Public Prosecution Office of the State of São Paulo (Ministério Público do Estado de São Paulo), by some municipalities as well as some non‑governmental organizations through a number of environmental civil public actions:  (i) aiming that we cease releasing raw sewage into certain local water courses; (ii) in some cases seeking remedies for environmental damages, which have not yet been specified and evaluated by technical experts of the courts; and (iii) aiming to require us to install and operate sewage treatment facilities in those locations.  In each case, we are subject to daily fines for non‑compliance therewith.  In our response to these lawsuits we emphasize that the installation and operation of sewage treatment facilities in those locations is included in our investment plan and that the immediate cessation of the release of raw sewage into the relevant local water courses would hinder us from collecting sewage – a primary necessity – in those locations, causing even more damage against the environment and public health.  There have already been unfavorable judicial decisions against us.  These effects may include:  (i) investment in works or services not considered by the long‑term investment plan, (ii) anticipation of works or services that were considered for execution in future years in the long‑term investment plan, (iii) payments related to environmental indemnification; and (iv) a negative impact of our image in national and international markets and in public bodies.

  Although we are not able to predict the final outcome of these lawsuits, we believe that the outcome, if unfavorable to us, may have a material adverse effect on us.

  The civil public lawsuits related to environmental matters to which we are party include the following:

  •         The Public Prosecution Office of the State of São Paulo has brought a civil public action requesting remedies due to environmental damage caused by the release of sludge from the Rio Grande water treatment facilities into certain receiving waters and in the Billings reservoir, seeking the immediate cessation of this activity and the implementation of an environmental recovery project.  The Trial Court ruled in our favor and there was a subsequent appeal against this decision.  On May 2006, the appellate court  ruled against us and ordered the release of sludge to cease within a year from the final ruling.  The court also determined that the environmental recovery must be carried out within two years of the date mentioned above, under the penalty of a daily fine of R$10,000 to compensate for environmental damage.  The appellate court decision is not final and we are awaiting a decision from the superior courts.  Our legal counsel assessed the risk of loss as probable and we have provisioned the amount of R$174.7 thousand for this lawsuit, as of December 31, 2008.

  •         Public civil action filed by the Public Prosecution Office of the State of São Paulo against us and the Cotia Mayor’s Office seeking individual and joint adverse judgments against the defendants requesting:  (i) the permanent cessation of the release of untreated water effluents into the Cotia River or its tributaries, subject to a daily fine in the case of non‑compliance; (ii)  the treatment of sewage prior to its release into the Cotia River, under the penalty of a daily fine in the event of non‑compliance; (iii) the full restoration of soil, of surface and underground water bodies and of vegetation to their original condition, under the penalty of a daily fine in the event of non‑compliance; (iv) the payment of compensation for environmental damage caused to soil, to water sources and to underground  and surface water bodies  that cannot be recovered.  The appellate court rendered favorable decisions to us with respect to items (i), (iii) and (iv) mentioned above.  According to evaluations by the court’s technical expert, compensation for environmental damages was R$5.8 million as of October 17, 2006.  This amount is under discussion and its approval is subject to a final decision by the appellate court.  Our legal counsel assessed the risk of loss as probable.  In December 2008 and 2009, the court’s technical expert’s evaluation for the compensation was adjusted to R$7.4 million and R$7.5 million, respectively.  The lawsuit is currently being enforced against us.  We are in negotiation with the Public Prosecution Office of the State of São Paulo to settle this lawsuit.

  •         In 2003, a public civil action filed by the Piracicaba Civil Entities Coordination Board against us, the Agência Nacional de Águas - the ANA and the Government of the State of São Paulo seeking remedy for damages caused by the use of the Piracicaba, Jundiaí and Capivari rivers’ basin to supply the São Paulo metropolitan region through the Cantareira Water System for nearly 30 years.  The value attributed to the claim was R$11.4 billion on December 10, 2003, and later adjusted to R$16.1 billion as of December 31, 2008 and to R$16.8 billion as of December 31, 2009.  This lawsuit is in its initial stage and is pending judgment from the trial court.  So far no value has been set for the damages alleged.  Our legal counsel assessed the risk of loss as remote.  No provision was made for this lawsuit.

  •         The Public Prosecution Office of the State of São Paulo has filed a public civil action against us, AES Eletropaulo, DAEE, CETESB and the State Secretariat of Treasury seeking a joint condemnation for alleged environmental damage caused by the reversal of the Pinheiros River into the Billings Dam.  A Trial Court found the defendants guilty and, based on an expert’s report which estimated the amount of damages, condemned the defendants to jointly pay R$284.5 million in damages.  As of December 31, 2008 and 2009, the amount monetarily adjusted of damages totaled R$527.0 million and R$548.9 million, respectively.  We, DAEE, AES Eletropaulo, CETESB and the State Treasury Department have filed an appeal against the ruling at the appellate court.  The appellate court ruled in our favor.  Our legal counsel assessed the risk of loss as remote.  No provision was made for this lawsuit.

  •         On December 11, 2007, the Public Prosecution Office of the State of São Paulo filed a civil public action against us seeking that we (i) cease releasing untreated sewage in receiving waters and in the soil, (ii) implement a sewage system in the municipality of Vargem Grande Paulista and the necessary infrastructure for the sewage treatment, and (iii) indemnification for irreversible damages caused to the environment and public health, subject to daily fines.  The trial court ruled partially against us and we have appealed the decision.  Our legal counsel assessed the risk of loss as probable.  The value attributed to the lawsuit was R$3.0 million as of November 20, 2007, and later adjusted to R$3.5 million and to R$3.3 million as of December 31, 2008 and 2009.

  •         The Public Prosecution Office of the State of São Paulo filed a civil public action against us and the Piracaia Mayor’s Office seeking that we cease to release untreated residential sewage in the Atibaia River.  The value attributed to the lawsuit was R$3.5 million as of July 11, 1996, and later adjusted to R$8.7 million and R$9.0 million as of December 31, 2008 and 2009, respectively.  This lawsuit was in its initial stage, pending judgment from the trial court.  Our legal counsel assessed the risk of loss as possible.

  •         The Public Prosecution Office of the State of São Paulo filed a civil public action against us seeking that we (i) cease releasing sewage in the Cascavel River or any other body of water in the municipality of Echaporã, subject to a daily fine and an indemnification for the damages caused to the environment in an amount to be determined by an expert.  The Trial Court ruled against us, compelling us to cease to release sewage in the Cascavel River or any other body of water in the municipality of Echaporã for a period of six months, under the daily penalty of 10 times minimum wage (equivalent to R$4,600 on May 12, 2009).  The court also compelled us to pay an indemnification for the damages caused to the environment in the amount of R$352.0 thousand with interest in June 2000.  The trial court’s ruling was upheld in appellate court and we are awaiting a decision from the superior court.  Our legal counsel assessed the risk of loss as probable and we have provisioned the amount of R$11.0 million for this lawsuit related to expert examination work and penalty fine, as of December 31, 2008.

  •         The Public Prosecution Office of the State of São Paulo filed a civil public action against us seeking that we (i) cease to release untreated sewage effluents in the Capivari river in the municipality of Campos do Jordão within 540 days from the filing of this lawsuit, subject to a daily fine of R$100.0, (ii) fully restore the environmental damage or indemnify the State for such damages if restoration is not viable.  The trial court ruled against us.  The appellate court also ruled against us, but reduced the daily fine to R$10.0.  We have appealed the appellate court’s ruling and are currently waiting for a ruling on our appeal.  Our legal counsel assessed the risk of loss as probable.  As of December 31, 2008, the fine due was R$4.7 million and we have provisioned this amount.

  •         On April 12, 2005, the Federal Public Prosecution Office and the Federal Government sued us and the Santos Mayor’s Office requesting: (i) the full restoration of the area where the emissary was built to its original condition and the conservation of the remaining vegetation; (ii) the maintenance of the area in a condition that is adequate for its use for the population; and (iii) that an environmental license is obtained before any change in the pipes of the emissary.  The Trial Court ruled in our favor and there was a subsequent appeal against this decision.  We are currently waiting for a ruling on the plaintiffs’ appeal.  Our legal counsel assessed the risk of loss as possible.  The value attributed to the lawsuit was R$2.8 million and R$3.1 million as of December 31, 2008 and 2009, respectively.  We have not provisioned this amount.

  •         On October 19, 2009, the Public Prosecution Office of the State of São Paulo filed a civil public action against us and the municipality of Itatiba seeking that we (i) cease releasing untreated sewage in Itatiba; (ii) fully restore the soil, of surface and underground water bodies and of vegetation to their original condition, under the penalty of a daily fine in the event of non‑compliance; (iii) indemnify the State for damages when restoration is not viable; and (iv) indemnify the State for moral damages.  This lawsuit is in its initial stage and is pending judgment from the trial court.  Our legal counsel assessed the risk of loss as possible.  The value attributed to the lawsuit was R$20 million as of December 31, 2009 and we have not provisioned this amount.

  We are currently involved in other environmental lawsuits and administrative proceedings against the release of untreated sewage in the municipalities, which have been evaluated as probable and possible losses.  The amounts provisioned that not always represent the final amount to be paid as compensation for the alleged damages in view of the current status of the lawsuits and since Management is precluded from reasonably estimating the amounts of future disbursements.  As of December 31, 2008 and 2009, the total amount provisioned was R$55.4 million and R$58.5 million, respectively.

  Labor Proceedings

  We are party to labor proceedings, mainly regarding unpaid overtime, health and safety conditions in the workplace, among others.  We make provisions for part or the entire amounts involved in the proceedings.  For those cases in which the probability of loss is assessed as probable, we provision the full amounts being discussed.

  As of December 31, 2008 and 2009 we are party to approximately 3,052 and 3,989 labor proceedings, respectively, and one public civil action filed by some of our current and former employees.  These lawsuits seek to negotiate certain benefits granted by law No. 4,819 of August 26, 1958.  Approximately 40 plaintiffs are claiming the same benefits in the civil court and in these cases.  Our position in these lawsuits is that the São Paulo State government, and not us, should be responsible for the payments due to the plaintiffs.  In the public civil action filed against us and the State Treasury, a temporary injunction was granted in the trial court requiring us to pay the benefits set forth in law No. 4,819/58 to all the plaintiffs.  A trial court decision was rendered on April 5, 2005, granting the relief sought under this proceeding and confirming the temporary injunction to require us to continue to pay the benefits.  We have appealed this decision.  There are currently other pending individual lawsuits discussing the same claims, and up to the date of this report neither Sabesp nor the São Paulo State government had reached an agreement as to the indemnification amounts related to these proceedings.

  As of December 31, 2008 and 2009, the total amount discussed in the labor proceedings was, respectively, R$156.8 million and R$201.8 million for risks considered as probable and possible losses.  We have established a provision of R$41.2 million as of December 31, 2008 and of R$101.5 million as of December 31, 2009 for these contingencies, including the lawsuits described in the preceding paragraphs, based on calculations made by our legal and human resources departments.

  Tax Proceedings

  Our tax proceedings and our contingency reserves for tax proceedings refer mainly to tax collection suits resulting from different interpretations by us and the competent government authority with respect to the applicable law.  The tax proceedings to which we are party include the following:

  •         We are challenging in court the taxation, by the city of São Paulo, for the use of public areas for the installation of water and sewage mains for the provision of public sanitation services.  The tax was originally established by the municipal decree No. 38,139/99 and later replaced by the municipal decree No. 40,532/2001 and finally by the municipal law No. 13,614/2003.  On February 22, 2000, filed a writ of mandamus requesting an injunction to challenge this tax.  This first lawsuit covers the taxation before the enactment of the municipal law No. 13,614/2003.  The trial court found in our favor and the appellate court confirmed that the tax was not due.  The city of São Paulo appealed from this decision and a final decision is pending.  On April 20, 2004, we filed a new writ of mandamus challenging the law No. 13,614/2003.  We requested a temporary injunction against the collection of this tax, which was granted by the trial court.  The São Paulo city government appealed from this decision and an appellate court decision is still pending.  We cannot estimate the potential increase to our expenses should we have to pay this tax for the use of public areas for the installation of water and should we be required to pay such tax since 1999.  Until present, no provision for any type of potential expense deriving from this municipal tax had been recorded.

  •         We filed a writ of mandamus challenging the municipal law 13,476/2002.  Before the enactment of this law, we were exempted from the payment of the Brazilian Service Tax (Imposto Sobre Serviço), or ISS.  The trial court originally granted a preliminary injunction in our favor, suspending the levy of the tax, but later ruled against us.  In July 2005, we filed an appeal to maintain the injunction previously granted.  The final ruling has not yet been issued, but we believe that the outcome will be favorable to us.

  •         With respect to the ISS, the Secretariat of Treasury of the city of São Paulo drew up collection assessment notices on September 18, 2006, and we filed an administrative objection in reply.  Our administrative objection was denied.  As a result, we file a lawsuit requesting an injunction to annul the assessment notices.  The amount involved was estimated in R$70.0 million, and later adjusted to R$135 million and to R$158.8 million, as of December 31, 2008 and 2009, respectively.  Based on the opinion of our legal counsel, our risk of loss is possible.

  •         In 2005, the Federal Revenue Service partially denied our request for compensation to offset an income tax liability of approximately R$56.1 million and a social contribution tax liability of approximately R$8.7 million.  These amounts refer to the period between January and April 2003.  We proposed to carry-over losses from previous years to offset these amounts.  In the final decision, the Federal Revenue Service denied the compensation of approximately R$11.2 million related to income tax liability and R$0.7 million related to social contribution tax liability, totaling R$11.9 million (R$24.1 million, as adjusted as of December 31, 2008).  Based on the opinion of our legal counsel, we have a risk of possible loss.

  •         In 2006, the Federal Revenue Service concluded that, for the year 2001, we have an income tax liability and social contribution tax liability totaling R$277.0 million (R$322.0 million, as adjusted as of December 31, 2008) and initiated administrative collection proceedings against us.  We filed an administrative objection to this collection proceeding.  Based on the opinion of our legal counsel, we have a risk of remote loss of approximately 90% of this amount and a risk of possible loss of the remaining 10%.

  •         In 2008, the Federal Revenue Service denied six requests for compensation to offset income tax and social contribution tax liabilities.  We proposed to offset income tax and social contribution tax paid in excess against our tax liability.  The amount involved in these proceedings was R$28.0 million as of December 31, 2008.  Based on the opinion of our internal legal counsel, we have a risk of possible loss.

  •         In November 2004, we filed a writ of mandamus against the municipality of Bragança Paulista regarding the imposition of a new tax for the use of public areas for the installation of water and sewage mains for the provision of public sanitation services.  On February 16, 2005, we were granted a temporary injunction suspending the imposition of this tax and preventing the municipality from collecting any current or future amounts due in respect of this tax until a ruling is rendered by the trial court.  In June 2005, the trial court ruled in our favor by confirming the injunction.  In July 2005, the municipality of Bragança Paulista filed an appeal to the São Paulo appellate court, which has not yet rendered a ruling on the appeal.  We have not made any provisions for this proceeding.

  We cannot predict the outcome of any of these lawsuits nor can we assure you that, in the event of an adverse decision, we will be able to pass on to our customers any increase in our deductions from gross revenue, operating expenses or other expenses.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on us.”

  Condemnation Proceedings

  We are party to a significant number of condemnation proceedings arising from the partial or total expropriation or use of private property for water mains, sewer lines and facilities.  Under Brazilian law, the State or the relevant municipality is entitled to condemn private property to the extent required for the construction, development or improvement of water and sewage systems operated by us.  However, we are required to provide compensation to affected property owners based upon appraised fair market values.  Although we generally provide compensation to property owners on the basis of negotiated settlements, we are a party to many lawsuits related to compensation awards.

  On December 31, 2008 and 2009, the future disbursement was estimated at R$477.7 million and R$526.0 million, respectively, as to all proceedings regarding expropriation and easements.  These payments are made over the year, according to each court order or settlement.  After making each payment, we will obtain the title to the respective real property which will be recorded as an asset belonging to us after being expropriated.  We have not provisioned any amounts with regards to these proceedings.

  Concession-Related Legal Proceedings

  In December 1997, the municipality of Santos enacted a statute expropriating our water and sewage systems located in Santos.  We filed a writ of mandamus requesting a temporary injunction against the expropriation which was denied by the trial court.  This decision was subsequently reversed by the appellate court, which then issued a temporary injunction suspending the effectiveness of the statute.  By August 2, 2002, both the trial and appellate courts had ruled in our favor, but we are currently waiting for a final decision.  We continue to render the water and sewage collection services in the municipality of Santos.

  On March 25, 2005, the municipality of Itapira approved a decree revoking the concession contract.  In addition, a municipal law was enacted revoking an earlier law authorizing the municipality to enter into the contract with us.  The municipality of Itapira has further filed a repossession lawsuit seeking to repossess all of the reversible assets, rights, and privileges transferred in connection with the water and sewage collection services, and has obtained an injunction which was later confirmed by an appellate court decision.  We appealed from this decision but later we decided to waive this appeal and file a compensation lawsuit against the municipality of Itapira.

  The municipality of Tuiuti has filed a lawsuit seeking to recognize the inexistence of any judicial or legal grounds for us to provide water and sewage collection services in the municipality of Tuiuti, and to confirm the legality of the expropriation of these services by the municipality.  We filed an answer to the lawsuit requesting that the trial court (i) confirm the existence of a legal relationship between us and the municipality of Tuiuti and (ii) award damages for the expropriation of our assets.  The trial court ruled against us but awarded us an indemnification of R$541.0, to be updated since March 2006.  Both parties appealed from this decision and we are currently waiting for an appellate court decision.  We are not operating in the municipality of Tuiuti.

  The municipality of Cajobi has filed a repossession lawsuit.  This lawsuit requests the repossession of water and sewage collection services due to the termination of the concession agreement on November 13, 2006, and an indemnification for all amounts paid to us for water and sewage collection services after November 2006, as well as payments for the use of all the reversible assets, rights and privileges transferred to us in the concession agreement.  The municipality has been rendering the water and sewage collection services since May 29, 2007, based on an injunction granted by the trial court.  The amounts involved in this lawsuit are still being evaluated by an independent appraisal firm.

  The municipality of Monte Alto has filed a repossession lawsuit.  This lawsuit requests the repossession of water and sewage collection services due to the termination of the concession agreement entered into with us and an indemnification for all amounts paid to us for water and sewage collection services after the termination, as well as payments for the use of all the reversible assets, rights and privileges transferred to us in the concession agreement.  We reassumed the water and sewage collection services in this municipality in June 2008, following an agreement with the municipality.

  The municipality of Araçoiaba da Serra has filed a repossession lawsuit requesting the repossession of water and sewage collection services due to the termination of the concession entered into with us and an indemnification for all amounts paid to us for water and sewage collection services after the termination on September 23, 2006, as well as payment for the use of all the reversible assets, rights and privileges transferred to us in the concession agreement.  A temporary injunction was granted by the appellate court in favor of the municipality of Araçoiaba da Serra and confirmed by the superior courts.  The lawsuit is currently in the discovery phase.

  We filed a lawsuit to collect indemnifications from the municipalities of Diadema e Mauá.  These indemnifications result from the unilateral termination by these municipalities of the concession agreements entered with us in 1995.  We have invested in the construction of water and sewage collection systems in these municipalities to render the contracted services.  As a result of the termination of these concession agreements, the municipalities started to directly render water and sewage collection services.

  With respect to the collection suit against the municipality of Diadema, in December 2007, the trial court rendered a decision confirming our claim.  The municipality appealed from the decision to the appellate court, which has not yet rendered ruling on the matter.  In December 2008, we entered into an agreement with the municipality of Diadema to negotiate the repossession of the water and sewage collection services by us and to also negotiate the indemnification being disputed before the courts.

  With respect to the collection suit against the municipality of Mauá, a decision favorable to us was rendered by the trial court in the lawsuit filed against the municipality of Mauá, ordering the municipality to pay us R$153.2 million as compensation for our losses.  The municipality appealed this decision to the appellate court, which upheld the trial court’s decision in August 2008.  This decision is not yet final as the municipality has the right to appeal.

  We have recorded the indemnifications to be received from the municipalities of Diadema and Mauá as non‑current assets representing long‑term receivables.  As of December 31, 2008, this amount totaled R$148.8 million.

  Tariff-Related Legal Proceedings and Consumers Claims

  Approximately 1,344 lawsuits have been brought by our commercial customers that claim that their tariff rates should be equal to those of another category of customers and, consequently, seek the reimbursement of the difference between the amounts we collected and those tariffs.  We have obtained final decisions both in favor and against us in many of these lawsuits, and have provisioned R$783.5 million and R$659.9 million as of December 31, 2009 and 2008, respectively, for the lawsuits for which we have determined that the risk of loss is probable.

  The Association of Distinguished Bars and Restaurants (Associação de Bares e Restaurantes Diferenciados) has initiated several lawsuits to challenge the 10.0% penalty fee we charge on late water and sewage payments.  In several of these cases, trial courts have dismissed the lawsuits based on the lack of standing by the plaintiff to initiate such a lawsuit.  In other cases, the lawsuits were dismissed because a civil public action with respect to the same matter was already being heard at the civil courts of the State of São Paulo.  In this civil public action, a decision against us was rendered and we have appealed the decision and a decision from the appellate court is still pending.  Notwithstanding these legal proceedings, we have reduced to 2.0% the penalty fee we charge all of our customers on late bill payments.

  Contractors’ Claims

  Certain contractors have filed claims against us alleging damages and underpayment of inflation indexation adjustments, monetary losses incurred in connection with introduction of the Real and economic instability of the contract, among other claims.  These suits are being handled by different courts, and we have established provisions for them when the expectation of loss is considered probable.  As of December 31, 2009 and 2008, we have recorded a provision of R$341.5 million and R$222.4 million, respectively.

  Other Legal Proceedings

  We are a party to several civil lawsuits related to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties.  As of December 31, 2009 and 2008, we have recognized a provision of R$155.0 million and R$152.4 million, respectively, for claims whose likelihood of loss is considered probable.  There was an increase both in the number of lawsuits with probable and possible risk of loss, arising from the increase in lawsuits and the review of the expected outcomes, comprising monetary adjustment, interest and fees for the year.

  The São Paulo State Public Attorney’s Office has filed a public civil action against Sabesp seeking (i) to ensure water supply in the municipality of Guarujá within accepted levels of potability and in accordance with current legislation, (ii) to require us to start building water treatment station, (iii) to reimburse fees charged to consumers and (iv) to pay compensation for physical harm and pain and suffering caused by allegedly improper water consumption.  A temporary injunction was granted to the São Paulo State Public Attorney’s Office and we appealed such decision, which was rejected by the appellate court.  We have presented an answer to the complaint and the lawsuit is currently in the discovery phase.  We have not yet estimated our potential liability with respect to this lawsuit because we currently do not have sufficient information to accurately do so.  We evaluated this demand as a possible loss.

  On October 29, 2003, the São Paulo State Public Attorney’s Office, on behalf of the people of the State of São Paulo, filed a civil public action in a trial court of the State of São Paulo alleging that a transfer to us of ownership of the Alto Tietê System reservoirs from the DAEE would be illegal.  In October 2004, the court ruled in favor of the Public Prosecution Office of the State of São Paulo, with respect to the illegality of the transfer of the reservoirs.  We then filed an appeal at the appellate court, which has not yet rendered a ruling on the matter.  We are a party to a substantial number of other legal proceedings, in addition to the lawsuits and administrative proceedings discussed above, in the ordinary course of our business.  These legal proceedings include personal injury and property damage cases, environmental proceedings, challenges to our ability to cease rendering water and sewage services upon default by our customers and a range of other matters.  We have not established provisions with respect to these other legal proceedings.

  Dividends and Dividend Policy

  Amounts Available for Distribution

  At each annual shareholders’ meeting, the board of directors is required to recommend the allocation of net profits for the preceding fiscal year.  For purposes of Brazilian Corporate Law, net profits are defined as net income after income tax and social contribution tax for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits.  In accordance with Brazilian Corporate Law, the amounts available for dividend distribution are the amounts equal to our net profits less any amounts allocated from such net profits to:

  •         the legal reserve; and

  •         retained earnings for investment reserve.

  We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid‑in capital.  However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30% of our capital.  Net losses, if any, may be offset against the legal reserve.  As of December 31, 2008, the balance of our legal reserve was R$309.8 million, which was equal to 5.0% of our paid‑in capital.

  Brazilian Corporate Law also provides for two discretionary allocations of net profits that are subject to approval by the shareholders at each annual shareholders’ meeting.  First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years.  Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs.  Second, if the mandatory distributable amount exceeds the sum of realized net profits in any given year, such excess may be allocated to an unrealized revenue reserve.  Under Brazilian Corporate Law, realized net profits is defined as the amount of net profits that exceeds the net positive result of equity adjustments and profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

  Under Brazilian Corporate Law, any company may authorize in its by‑laws the creation of a discretionary reserve.  By‑laws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve.  We may also allocate a portion of our net profits for discretionary allocations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by our shareholders.  Under law No. 10,313 of October 3, 2001, capital budgets for more than one year must be revised at each annual shareholders’ meeting.  After completion of the relevant capital projects, we may retain the allocation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings.  As of December 31, 2008, we had an investment reserve of R$657.1 million.

  The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized.  The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian GAAP.

  The legal reserve is subject to approval by the shareholder vote at our annual shareholders’ meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years.  Our calculation of net profits and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian GAAP.

  Mandatory Distribution

  Brazilian Corporate Law generally requires that the by‑laws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distributable amount.  Under our by‑laws, the mandatory distributable amount has been fixed at an amount equal to not less than 25% of the amounts available for distribution, to the extent amounts are available for distribution at the end of each given fiscal year.

  The mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share.  Brazilian Corporate Law, however, permits a publicly held company, such as SABESP, to suspend the mandatory distribution if the board of directors and the fiscal council report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition.  The suspension is subject to the approval of holders of common shares.  In this case, the board of directors must file a justification for such suspension with the CVM.  Profits not distributed by virtue of the suspension mentioned above shall be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial condition of such company permits such payments.

  Payment of Dividends

  We are required by Brazilian Corporate Law and by our by‑laws to hold an annual shareholders’ meeting by the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend.  The payment of annual dividends is based on the financial statements prepared for the relevant fiscal year.  Under Brazilian Corporate Law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ equity resolution sets forth another date for payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared.  A shareholder has a three year period from the dividend payment date to claim dividends (or interest payments on shareholders’ equity as described under “—Record of Dividend Payments and Interest on Shareholders’ Equity”) distributed on his or her shares, after which the amount of the unclaimed dividends reverts to us.  The depositary will set the currency exchange date to be used for payments to ADS holders as soon as practicable upon receipt of those payments from SABESP.

  Our by‑laws do not permit us to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester.

  In general, shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil.  The common shares underlying our ADSs are held in Brazil by Banco Itaú S.A., as the custodian and agent for the depositary, which is the registered owner of the common shares underlying the ADSs.  Our current registrar is Banco Itaú S.A.  The depositary electronically registers the common shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to these shares eligible to be remitted outside Brazil.  See “Item 10.D. Additional Information—Exchange Controls.”

  Payments of cash dividends and distributions, if any, will be made in Brazilian reais to the custodian on behalf of the depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs.  See “Item 10.D. Additional Information—Exchange Controls.”  Under current Brazilian law, dividends generally paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to December 31, 1995.  See “Item 10.E. Additional Information—Taxation.”

  Record of Dividend Payments and Interest on Shareholders’ Equity

  Brazilian corporations are permitted to distribute dividends in the form of a tax‑deductible notional interest expense on shareholders’ equity in accordance with law No. 9,249 of December 26, 1995, as amended.  The rate at which tax‑deductible interest may be paid is limited to the product of the average TJLP and shareholders’ equity during the relevant period and cannot exceed the greater of:

  •         50% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; and

  •         50% of retained earnings.

  •         Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% or 25% if the beneficiary is resident in a tax haven.  See “Item 10.E. Additional Information—Taxation.”  The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distributable amount.  Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory distributable amount.  When we distribute interest on shareholders’ equity, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply.  All payments to date were accounted for as part of the mandatory distribution.

  Distributions out of net income

  The following table sets forth the distributions out of net income that we made or will make to our shareholders in respect of our 2006, 2007 and 2008 net income.  All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Year ended December 31,	Net income	Payment Dates	Payment per 1,000 shares(1)	Payment per ADS	Aggregate amount distributed	Pay-out ratio(2)
	(in millions of reais)			(in reais)	(in millions of reais)

2006	789.4	June 29, 2007	9.51	2.38	270.8	34.3%
2007	1,055.3	June 27, 2008	1.32	2.64	300.7	28.5%
2008	63.6	June 26, 2009	1.30	2.60	296.2	365.7%

  (1)   After the reverse split from 2007 we started to calculate the dividends payments per shares.  After June 4, 2007 our common shares have been traded taking into account a reverse stock split, of 125 common shares into one common share.  To convert from Reais per 1.000 common shares to Reais per share, for 2003, 2004, 2005 and 2006 the price per 1,000 common shares must be divided by 1,000 and multiplied by 125.

  (2)   Represents distributions divided by net income.

  Dividend Policy

  We intend to declare and pay dividends and/or interest on shareholders’ equity, as required by Brazilian Corporate Law and our by‑laws.  Our board of directors may approve the distribution of interest on shareholders’ equity, calculated based on our semiannual or quarterly financial statements.  The declaration of dividends is annual, including dividends in excess of the mandatory distribution, and requires approval by the vote of the majority of the holders of our common shares.  The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders.  Within the context of our tax planning, we may in the future continue to determine that it is in our best interest to distribute interest on shareholders’ equity.

  8.B. Significant Changes

  We are not aware of any significant changes bearing upon our financial condition since the date of the consolidated financial statements included in this annual report.

  ITEM 9.        The Offer and Listing

  9.A. Offer and Listing Details

  Market Price of Common Shares

  Our common shares have been listed on the BM&FBOVESPA under the symbol “SBSP3” since June 4, 1997 and, starting on April 24, 2002, have been included in the Novo Mercado segment of that exchange.  As of December 31, 2008 and 2009, we had 2,848 and 3,484 registered holders of common shares, respectively.

  On April 30, 2007, our shareholders approved a reverse stock split of 125 common shares into one common share.  Under U.S. GAAP the SFAS Nº128 requires the retroactive restatement of earnings-per-share computations for stock dividends, stock splits, and reverse splits (see Note 28 to our financial statements).

  The table below sets forth, for the periods indicated, the reported high and low closing sale prices in reais for common shares on the BM&FBOVESPA.  The table also sets forth prices per ADS assuming that ADSs had been outstanding on all such dates and translated into U.S. dollars at the commercial market rate for the sale of U.S. dollars for each of the respective dates of such quotations.  In addition, the table sets forth the average daily trading volume for our common shares.

	Reais per 1,000 common shares		U.S. dollar equivalent per ADS		Average daily trading volume (in lots of 1,000 common shares)
	Low	High	Low	High

2004:	115.82	182.00	10.10	16.24	51,359
2005:	121.41	163.90	11.60	15.39	54,091
2006:	154.80	308.49	17.10	35.94	52,517
2007:
First quarter	258.99	302.00	30.04	36.16	49,874
Second quarter	270.00	327.00	31,53	41,95	43,998
	Reais per common share		U.S. dollar equivalent per ADS		Average daily trading volume
	Low	High	Low	High
Second quarter	33.75	40.88	38.32	46.72	429,947
Third quarter	41.50	49.10	39.29	53.10	383,902
Fourth quarter	39.31	47.86	43.38	52.86	365,650
2008:	18.11	46.50	16.08	56.02	384.463
First quarter	34.29	43.00	37.47	48.61	294,290
Second quarter	38.65	46.50	44.09	56.02	331,908
Third quarter	25.10	43.20	25.67	54.62	356,491
Fourth quarter	18.11	28.91	16.08	24.23	553,606
2009:	21.87	37.19	18.39	43.66	351.874
First quarter	21.87	28.86	18.39	24.77	360,725
Second quarter	25.10	32.25	22.56	32.02	334,721
Third quarter	27.50	35.38	29.07	39.18	397,366
Fourth quarter	31.15	37.19	35.79	43.66	306.677
2009:
October	33.40	37.19	38.29	43.66	327,952
November	31.15	35.15	35.79	41.05	331,584
December	31.57	34.38	36.86	39.49	276,010
2010:
January	30.27	34.26	32.70	39.55	409,642
February	30.35	32.23	33.52	34.34	288,156
March	30.40	31.92	33.25	35.85	280,830
April (through April 22, 2010)	33.30	35.00	37.83	40.12	323,443

  Market Price of ADSs

  Our ADSs, each of which represent two of our common shares, as of the date of the filing of this annual report, are listed on the NYSE under the symbol “SBS.”  Prior to June 8, 2007, each ADS represented 250 of our common shares.  Our ADSs began trading on the NYSE on May 10, 2002 in connection with the initial offering of our equity securities in the United States.

  The table below sets forth, for the periods indicated, the reported high and low closing prices for our ADSs on the NYSE.

	Price in U.S. dollars per ADS
	Low	High	Average daily trading volume

2004:	9.24	16.07	127,346
2005:	11.73	17.44	210,034
2006:	17.21	35.35	321,105
2007:
First quarter	29.15	36.11	343,761
Second quarter	32.99	46.26	312,806
Third quarter	39.84	53.49	384,570
Fourth quarter	44.00	53.57	248,851
2008:	16.76	56.35	414,961
First quarter	40.92	49.19	293,988
Second quarter	44.56	56.35	310,838
Third quarter	26.56	54.34	449,491
Fourth quarter	16.76	28.75	599,855
2009:	18.03	43.40	331.673
First quarter	18.03	25.12	382,314
Second quarter	22.74	32.27	358,534
Third quarter	27.74	39.51	296,588
Fourth quarter	36.58	43.40	294.700
2009:
October	37.64	43.40	318,367
November	36.58	41.20	343,460
December	36.75	39.36	218,994
2010:
January	33.39	40.16	351,387
February	33.09	36.09	245,957
March	34.10	36.80	202.805
April (through April 22, 2010)	38.54	40.96	271,485

  9.B. Plan of Distribution

  Not applicable.

  9.C. Markets

  Trading on the Brazilian Stock Exchanges

  The BM&FBOVESPA stock and futures exchange is a corporation where all stock and futures trades in Brazil are carried out, with the exception of public-debt bonds, which are traded electronically, and the privatization auctions, which are run by the Rio de Janeiro Stock Exchange.

  Trading on the BM&FBOVESPA is limited to brokerage firms and is conducted between 10:00 a.m. and 5:00 p.m., or between 11:00 a.m. and 6:00 p.m. during daylight savings time in Brazil.  The BM&FBOVESPA also permits trading from 5:45 p.m. to 7:00 p.m., or between 6:45 p.m. to 7:30 p.m. during daylight savings time in Brazil, during a different trading period of time, called the “after market.”  Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.

  In order to maintain better quality control over the fluctuation of its index, BM&FBOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions are suspended for a period of 30 minutes or an hour whenever the BM&FBOVESPA index falls below the limits of 10.0% or 15.0%, respectively, in relation to the index at the closing of the previous trading session.

  BM&FBOVESPA settles the sale of shares three business days after they have taken place, without monetary adjustment of the purchase price.  The shares are paid for and delivered through a settlement agent affiliated with the BM&FBOVESPA.  The BM&FBOVESPA performs multilateral compensation for both the financial obligations and the delivery of shares.  According to the BM&FBOVESPA’s regulations, financial settlement is carried out by the Central Bank’s reserve transfer system.  The securities are transferred by the BM&FBOVESPA’s custody system.  Both delivery and payment are final and irrevocable.

  Trading on the BM&FBOVESPA is significantly less liquid than trading on the NYSE or other major exchanges in the world.  Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a controlling group or by government entities.  As of the end of 2008, the BM&FBOVESPA had a total market capitalization of approximately US$588.5 billion (R$1,375.3 billion) and an average daily trading volume of US$3.0 billion (R$5.5 billion).  The top ten stocks in terms of 2008 trading volume accounted for approximately 53.1% of all shares traded on the BM&FBOVESPA as of December 31, 2008.  As of December 31, 2008, we accounted for approximately 0.2% of the market capitalization of all listed companies on BM&FBOVESPA.  As of the end of 2009, the BM&FBOVESPA had a total market capitalization of approximately US$1,340.9 billion (R$2,334.7 billion) and an average daily trading volume of US$2.7 billion (R$5.3 billion).  The top ten stocks in terms of 2009 trading volume accounted for approximately 50.4% of all shares traded on the BM&FBOVESPA as of December 31, 2009.  As of December 31, 2009, we accounted for approximately 0.3% of the market capitalization of all listed companies on BM&FBOVESPA.

  Trading on the BM&FBOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a “non‑Brazilian holder,” is subject to certain limitations under Brazilian foreign investment regulations.  With limited exceptions, non‑Brazilian holders may trade on Brazilian stock exchanges in accordance with the requirements of Brazilian National Monetary Council Resolution No. 2,689, which requires that securities held by non‑Brazilian holders be maintained in the custody of financial institutions authorized by the Central Bank and by the CVM or in deposit accounts with financial institutions.  In addition, Resolution No. 2,689 requires non‑Brazilian holders to restrict their securities trading to transactions on the BM&FBOVESPA or qualified over‑the-counter markets.  With limited exceptions, non‑Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non‑Brazilian holders through a private transaction.  See “Item 10.E. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Grants” for a description of certain tax benefits extended to non‑Brazilian holders who qualify under Resolution No. 2,689.

  The Novo Mercado Segment

  Since April 24, 2002, our shares have been listed on the Novo Mercado segment of the BM&FBOVESPA.  The Novo Mercado is a listing segment designed for the trading of shares issued by companies that voluntarily undertake to abide by some additional corporate governance practices and disclosure requirements in addition to those already required under Brazilian law.  A company in the Novo Mercado must follow good practices of corporate governance.  These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.  On April 18, 2002 and on June 19, 2006, our shareholders approved changes to our by‑laws to comply with the Novo Mercado requirements.  In addition, the Novo Mercado provides for the creation of a Market Arbitration Chamber for conflict resolution between investors and companies listed in the Novo Mercado.

  In addition to the obligations imposed by current Brazilian law, a company listed on the Novo Mercado is obligated to:

  •         issue only voting shares;

  •         hold public offerings of shares in a manner favoring diversification of the company’s shareholder base and broader access to retail investors;

  •         maintain a minimum free float equal to 25% of the outstanding capital stock of the company;

  •         grant tag along rights for all shareholders in connection with a transfer of control of the company;

  •         limit the term of all members of the board of directors to two years;

  •         ensure that at least 20% of the members of the board of directors are independent, as defined under the Novo Mercado regulation;

  •         prepare annual, including cash flow statements, in accordance with U.S. GAAP or IFRS or reconciled from Brazilian GAAP to U.S. GAAP or IFRS;

  •         disclose information on a quarterly basis, including share ownership of certain of our employees and directors and amount of free float of shares;

  •         hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process) if it elects to delist from the Novo Mercado; and

  •         make greater disclosure of related party transactions.

  Regulation of Brazilian Securities Markets

  The Brazilian securities markets are principally governed by law No. 6,385 of December 7, 1976, and Brazilian Corporate Law, each as amended and supplemented, and by regulations issued by the CVM, which has regulatory authority over the stock exchanges and securities markets generally, by the National Monetary Council, and by the Central Bank, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.  These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and criminal penalties for insider trading and price manipulation.  They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges.  Nevertheless, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets.

  Under Brazilian Corporate Law, a company is either public (companhia aberta), such as we are, or closely held (companhia fechada).  All public companies, including us, are registered with the CVM and are subject to reporting requirements.  A company registered with the CVM may have its securities traded on the Brazilian stock exchanges or in the Brazilian over‑the-counter market.  Our common shares are listed and traded on the BM&FBOVESPA and may be traded privately subject to some limitations.

  To be listed on a Brazilian stock exchange a company must apply for registration with the CVM and the stock exchange where the head office of the company is located.

  We have the option to ask that trading in our securities on the BM&FBOVESPA be suspended in anticipation of a material announcement.  Trading may also be suspended on the initiative of the BM&FBOVESPA or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the São Paulo Stock Exchange.

  The Brazilian over‑the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary.  No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market.  The CVM requires that it be given notice of all trades carried out in the Brazilian over‑the-counter market by the respective intermediaries.

  Trading on the BM&FBOVESPA by non‑residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation.  The Brazilian custodian for our common shares underlying the ADSs must, on behalf of the depositary for our ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto.  In the event that a holder of ADSs exchanges ADSs for common shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange.  Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless the holder obtains a new registration.  See “Item 10.D Additional Information—Exchange Controls.”

  9.D. Selling Shareholders

  Not applicable.

  9.E. Dilution

  Not applicable.

  9.F. Expenses of the Issue

  Not applicable.

  ITEM 10.      Additional Information

  10.A. Share Capital

  Not applicable.

  10.B. Memorandum and Articles of Association

  The following is a summary of the material terms of our common shares, including related provisions of our by‑laws and Brazilian Corporate Law.  This description is qualified by reference to our by‑laws and to Brazilian law.

  Corporate Purposes

  We are a sociedade de economia mista, a mixed capital company of unlimited duration, incorporated on September 6, 1973, with limited liability, duly organized and operating under Brazilian Corporate Law.  As set forth in Article 2 of our by‑laws, our corporate purpose is to render basic sanitation services, aiming its universalization in the State of São Paulo without harming our long‑term financial sustainability.  Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from its assets, operations and activities.  We are allowed to act, in a subsidiary form, in other Brazilian locations and abroad.

  Description of Common Shares

  General

  Each common share entitles the holder thereof to one vote at our annual or special shareholders’ meetings.  Brazilian Corporate Law requires that all our shareholders’ meetings be called by publication of a notice in the Diário Oficial do Estado de São Paulo, the official government publication of the State of São Paulo, and in a newspaper of general circulation in our principal place of business, currently the city of São Paulo, at least fifteen days prior to the meeting.  In addition, the CVM may also require the first call for a shareholders’ meeting to be up to 30 days before such shareholders’ meeting.  The quorum to hold shareholders’ meetings on first call requires the attendance of shareholders, either in person or by proxy, representing at least 25% of the shares entitled to vote and, on second call, the meetings can be held with the attendance of shareholders, also either in person or by proxy, representing any number of shares entitled to vote.

  Under Brazilian Corporate Law, our common shares are entitled to dividends or other distributions made in respect of our common shares in proportion to their share of the amount available for the dividend or distribution.  See “Item 8.A Financial Information—Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” for a more complete description of payment of dividends and other distributions on our common shares.  In addition, upon any liquidation of SABESP, our common shares are entitled to our remaining capital after paying our creditors in proportion to their ownership interest in us.

  In principle, a change in shareholder rights, such as the reduction of the compulsory minimum dividend, is subject to a favorable vote of the shareholders representing at least one half of our voting shares.  Under some circumstances that may result in a change in the shareholder rights, such as the creation of preferred shares, Brazilian Corporate Law requires the approval of a majority of the shareholders who would be adversely affected by the change attending a special meeting called for such reason.  Brazilian Corporate Law specifies other circumstances where a dissenting shareholder may also have appraisal rights.

  According to Brazilian Corporate Law, neither a company’s by‑laws nor actions taken at a general meeting of shareholders may deprive a shareholder of certain rights, such as:

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

  Pursuant to Brazilian Corporate Law and our by‑laws, each of our common shares carries the right to one vote at our shareholders’ meetings.  We may not restrain or deny that right without the consent of the holders of a majority of the shares affected.

  Neither Brazilian Corporate Law nor our by‑laws expressly addresses:

  •         staggered terms for directors;

  •         cumulative voting, except as described below; or

  •         measures that could prevent a takeover attempt.

  However, under the laws of the State of São Paulo and our by‑laws, the State is required to own at least a majority of our outstanding common shares.

  According to Brazilian Corporate Law, shareholders representing at least one‑tenth of the voting capital may request that a multiple voting procedure be adopted to entitle each share to as many votes as there are board members and to give each shareholder the right to vote cumulatively for only one candidate or to distribute their votes among several candidates.  Pursuant to Brazilian Corporate Law, shareholder action must be taken at a shareholders meeting, duly called for and not by written consent.

  Preemptive Rights

  Each of our shareholders has a general preemptive right to subscribe for shares or securities convertible into shares in any capital increase, in proportion to his or her ownership interest in us, except in the event of the grant and exercise of any option to acquire shares of our capital stock.  The preemptive rights are valid for a 30-day period from the publication of the announcement of the capital increase.  Shareholders are also entitled to sell this preemptive right to third parties.  Under Brazilian Corporate Law, we may amend our by‑laws to eliminate preemptive rights or to reduce the exercise period in connection with a public offering of shares or an exchange offer made to acquire another company.  Currently, our by-laws provide our shareholders with preemptive rights with respect to any offering.

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

  •         to participate in a centralized group of companies, as defined under Brazilian Corporate Law and subject to the conditions set forth therein;

  •         to change our corporate purpose;

  •         to split up, subject to the conditions set forth in Brazilian Corporate Law;

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

  The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting that approved a corporate action described above.  We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial condition.  Brazilian Corporate Law allows companies to redeem their shares at their economic value, subject to the provisions of their by‑laws and certain other requirements.  Our by‑laws currently do not provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to Brazilian Corporate Law would be made based on the book value per share, determined on the basis of the last balance sheet approved by the shareholders.  However, if a shareholders’ meeting giving rise to redemption rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such shareholders’ meeting.

  In addition, the rights of withdrawal in the third, fourth and eighth bullet points above may not be exercised by holders of shares if such shares (i) are liquid, defined as being part of the BM&FBOVESPA index or other stock exchange index (as defined by the CVM), and (ii) are widely held, such that the controlling shareholder or companies it controls have less than 50% of our shares.  Our common shares are included on the BM&FBOVESPA index.

  This right of withdrawal may also be exercised in the event that the entity resulting from a merger, incorporação de ações, as described above, consolidation or spin‑off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such transaction was approved.

  We may cancel the right of withdrawal if the payment amount has a material adverse effect on our finances.

  Reserves

  General

  The Brazilian Corporate Law provides that all discretionary allocations of “adjusted income” are subject to shareholder approval and may be added to capital or distributed as dividends in subsequent years.  In the case of our capital reserve and the legal reserve, they are also subject to shareholder approval; however, the use of their respective balances is restricted to being added to capital or absorbed by losses.  They cannot be used as a source for income distribution to shareholders.

  Capital Reserve

  Our capital reserve is comprised of tax incentives and donations from government agencies and private entities received through December 31, 2007.  As of December 31, 2008 and 2009, we had a capital reserve of R$124.3 million.

  Tax Incentive Reserve

  Our tax incentive reserve results from an option to invest in the capital stock of companies undertaking specified government-approved projects.  In lieu of paying part of the income tax due, the amount is credited to income tax and subsequently appropriated from retained earnings to this reserve.

  Donations Reserve.  Our donations reserve reflects the value of assets received from government entities, principally enabling us to provide service access to properties.  No shares are issued in exchange, nor other remuneration provided, in connection with assets received.  These donations are recorded as a direct benefit to shareholders’ equity up to December 31, 2007.

  Investment Reserve

  Our investment reserve is comprised specifically of internal funds for expansion of water and sewage service systems.

  At our shareholders’ meeting held on April 29, 2008, management proposed the transfer of the retained earnings balance of R$783.2 million to the investment reserve account, to cover investment needs with our own funds, as planned.  As of December 31, 2008 and 2009, we had an investment reserve of R$657.1 million and R$1,676.1 million, respectively.

  Legal Reserve

  Under Brazilian Corporate Law, we are required to record a legal reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20% of paid-in capital.  Any accumulated deficit may be charged against the legal reserve.  As of December 31, 2008 and 2009, the balance of our legal reserve was R$309.8 million and R$378.5 million, respectively.

  Arbitration

  In connection with our listing with the Novo Mercado segment of the BM&FBOVESPA, we, our controlling shareholders, directors and officers have undertaken to refer to arbitration any and all disputes or controversies arising out of the Novo Mercado rules or any other corporate matters.  See “Item 9.C. Markets.”  Under our by‑laws, any dispute among us, our shareholders and our management with respect to the application of Novo Mercado rules, Brazilian Corporate Law, the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the BM&FBOVESPA Arbitration Rules in the Market Arbitration Chamber.  Any dispute among shareholders, including holders of ADSs, and any dispute between us and shareholders, including holders of ADSs, will also be submitted to arbitration.

  Options

  There are currently no outstanding options to purchase any of our common shares.

  Directors’ Powers

  Although our by‑laws contain no specific provisions regarding a director or executive officer’s power to vote on a proposal, arrangement or contract in which that director has a material interest, under Brazilian Corporate Law, a director or an executive officer is prohibited from voting in any meeting or with respect to any transaction in which that director or executive officer has a conflict of interest with the company and must disclose the nature and extent of the conflicting interest to be recorded in the minutes of the meeting.  In any case, a director or an executive officer may not transact any business with the company, including any borrowing, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties.

  Under our by-laws, our shareholders are responsible for establishing the compensation we pay to the members of our board of directors, members of the fiscal council and the executive officers.

  Pursuant to Brazilian Corporate Law, each member of our board of directors must be a shareholder of SABESP and, pursuant to our by‑laws, a resident of Brazil.  Our by‑laws do not establish any mandatory retirement age limit.

  See also “Item 6.A. Directors and Senior Management.”

  10.C. Material Contracts

  For a description of the material contracts entered into by SABESP and the State, see “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with the State of São Paulo—Agreements with the State.”

  10.D. Exchange Controls

  The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank and the CVM.  Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our common shares represented by our ADSs or the holders of our common shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad.  Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the common shares underlying our ADS and to remit the proceeds abroad.

  Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.  The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs.  Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment under certain circumstances.  See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Common Shares and ADSs—Investors who exchange ADSs for common shares may lose their ability to remit foreign currency abroad and to obtain Brazilian tax advantages” and “Item 10.E. Taxation—Brazilian Tax Considerations.”

  10.E. Taxation

  This summary contains a description of certain Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of common shares or ADSs by a holder.

  The summary is based upon the tax laws of Brazil and the federal income tax laws of the United States as in effect on the date of this annual report, which laws are subject to change, possibly with retroactive effect, regarding the U.S. federal income tax, and to differing interpretations.  Holders of common shares or ADSs should consult their own tax advisors as to the Brazilian, U.S. or other tax consequences of the purchase, ownership and disposition of common shares or ADSs, including, in particular, the effect of any non‑Brazilian, non‑U.S., state or local tax laws.

  Although there presently is no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions in the past regarding such a treaty.  No assurance can be given, however, as to if or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs.

  The withholding tax applicable to interest on shareholders equity is retained and collected by us, and the shareholders are not grossed-up, although it is ultimately their responsibility to pay withholding taxes.  See “–Brazilian Tax Considerations.”

  Brazilian Tax Considerations

  The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “non‑Brazilian holder”).  It is based on Brazilian laws and regulations as currently in effect, and, therefore, any change in such law may change the consequences described below.  Each non‑Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in common shares or ADSs.

  A non‑Brazilian holder of ADSs may withdraw them in exchange for common shares in Brazil.  Pursuant to Brazilian law, the non‑Brazilian holder may invest in the common shares under Resolution 2,689, of January 26, 2000, of the National Monetary Council (“2,689 holder”).

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

  Taxation of Gains

  Gains realized outside Brazil by a non‑Brazilian holder on the disposition of ADSs to another non‑Brazilian holder are not currently subject to Brazilian tax.  However, according to certain interpretations of Law no. 10,833 of December 2003, or law No. 10,833, the disposition of assets located in Brazil by a non‑Brazilian holder, whether to other non‑Brazilian holder or Brazilian holders, may become subject to taxation in Brazil.  Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law no. 10,833, considering the general and unclear scope of it and the lack of definitive judicial court ruling to act as the leading case in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

  Thus, the gain on disposition of ADSs by a non‑Brazilian holder to a resident in Brazil (or even to a non Brazilian resident in case the argument above does not prevail) may be subject to income tax in Brazil according to the rules described below for ADSs or the tax rules applicable to common shares, as applicable.

  The withdrawal of ADSs in exchange for common shares is not subject to Brazilian income tax provided that the regulatory rules are appropriately observed in respect to the registration of the investment before the Central Bank of Brazil.  The deposit of common shares in exchange for ADSs may be subject to Brazilian capital income tax at the rate of 15% or 25%, in case the non‑Brazilian holder is located in a tax haven, if the acquisition cost of the common shares is lower than (1) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the fifteen trading sessions immediately preceding such deposit.  In this case, the difference between the acquisition cost and the average price of the common shares, calculated as above, shall be considered a capital gain.

  For Brazilian purposes, as of January 2009, tax haven is considered a regime:  (i) that does not impose income tax or when doing so at a rate of 20% or lower, (ii) that grants a tax benefit to a non‑ resident individual or entity:  (a) without substantial requirements, and/or (b) dependent upon the carrying out of non‑substantial economic activities; (iii) that does not impose tax on foreign income or when doing so at a rate of 20% or lower; (iv) that does not allow access to information regarding the corporate organization or structure of the resident entity or the ownership of its shares or stocks or to their economic activities.  In this respect, it should be pointed out that the new concept of tax havens is applicable to transfer pricing rules and to laws that make express referral to this law.  However, it is possible that the Brazilian IRS may apply the new concept to other laws which adopted the similar concept, but are not bound to the transfer pricing rules, such as the rule regarding non‑residents resident in tax havens which trade in the local stock exchange.  The Brazilian IRS has not yet issued regulations or a new black list based on this new concept.

  Gains realized on disposition of common shares, are subject to income tax in Brazil, regardless of whether the sale or the disposition is made by the non‑Brazilian holder to a resident or person domiciled in Brazil or not, based on the fact that the common shares could be considered as assets located in Brazil for purposes of law No. 10,833.

  Thus, for purposes of taxation of gains earned in a sale or disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over‑the-counter market):

  •         are exempt from income tax when assessed by a 2,689 holder and is not a tax haven based holder; and

  •         are subject to income tax at a rate of 15% in any other case, including gains assessed by a non‑Brazilian holder that (1) is not a 2,689 holder, or (2) is a 2,689 holder but is a tax haven based holder.  In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

  Any other gains assessed on the disposition of the common shares that are not carried out on the Brazilian stock exchange are subject to income tax a rate of 15%, except for tax haven holder which, in this case, is subject to income tax at a rate of 25%.  In case these gains are related to transactions conducted on the Brazilian non‑organized over‑the-counter market with intermediation, the withholding income tax of 0,005% shall also be applicable and can be offset with the eventual income tax due on the capital gain.

  In the case of redemption of securities or capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount effectively received by the non‑Brazilian holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from disposition of common shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the rate of 15% or 25%, as the case may be.

  Any exercise of preemptive rights relating to the common shares will not be subject to Brazilian income tax.  Any gain on the sale or assignment of preemptive rights relating to the common shares by a non‑Brazilian holder of common shares or ADSs will be subject to Brazilian taxation at the same rate applicable to the sale or disposition of common shares.

  There is no assurance that the current preferential treatment for holders of ADSs and non‑Brazilian holders of common shares under Resolution 2,689 will continue in the future or that it will not be changed in the future.  Reductions in the rate of tax provided for by Brazil’s tax treaties do not apply to the tax on gains realized on sales or exchange of common shares.

  Interest Attributed to Shareholders’ Equity

  According to Brazilian laws and our bylaws, we may opt to distribute income as interest attributed to shareholders’ equity as an alternative to the payment of dividends.

  Distribution of an interest on equity charge attributed to shareholders’ equity in respect of the common shares or ADSs as an alternative form of payment to shareholders, including non‑Brazilian holders of common shares or ADSs, is subject to Brazilian withholding income tax at the rate of 15% or 25%, in case of a tax‑haven based holder.  Such payments, subject to certain limitations and requirements, are deductible for Brazilian income tax purposes.

  Other Brazilian Taxes

  There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by a non‑Brazilian holder, except for gift and inheritance taxes, which are levied by some states of Brazil on gifts made or inheritances bestowed by a non‑Brazilian holder to individuals or entities resident or domiciled within such states in Brazil.  There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by a non‑Brazilian holder of common shares or ADSs.

  Tax on Bank Account Transaction, or CPMF

  Until December 31, 2007, any transaction carried out by a holder of securities in Brazil that results in the transfer of reais from an account maintained by such holder (or its custodian) with a Brazilian financial institution was subject to the CPMF tax, at the rate of 0.38%.  The funds transferred for the acquisition of shares on a Brazilian stock exchange were exempt from the CPMF tax.

  As of January 1, 2008, the CPMF tax was abolished, and should not be levied on any debit to bank accounts carried out after that.  The Brazilian government may attempt to reestablish the CPMF tax.

  Taxation of Foreign Exchange Transactions, or IOF/Câmbio

  The IOF is a tax on foreign exchange, securities, credit and insurance transactions.  The IOF rate may be changed by an Executive Decree (rather than a law).  In addition, the IOF rate is not subject to the ex-post‑facto principle, which provides that laws increasing the rate of or creating new taxes will only come into effect as of the latter of (i) the first day of the year following their publication, or (ii) ninety days after their publication, and therefore, any increase in the IOF rate has an immediate effect.  A statute increasing the IOF rate will as a result only take effect from its publication date.

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

  United States Tax Considerations

  The summary discussion below is applicable to you only if you are a “U.S. holder” (as defined below) that is not domiciled in Brazil (or domiciled or resident in a tax haven jurisdiction) for purposes of Brazilian taxation and, in the case of a holder of common shares, that has registered its investment in common shares with the Central Bank as a U.S. dollar investment.  A U.S. holder is a beneficial owner of a common share or ADS that, for U.S. federal income tax purposes, is:

  •         an individual who is a citizen or resident of the United States;

  •         a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States any state thereof or the District of Columbia;

  •         an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •         a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Department regulations to be treated as a U.S. person.

  Except where noted, this summary deals only with common shares or ADSs held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and does not deal with special situations, such as those of banks, dealers in securities or currencies, traders in securities that elect to use a mark‑to-market method of accounting for their securities holdings, financial institutions, tax‑exempt organizations, insurance companies, real estate investment trusts, regulated investment companies, persons holding common shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, pass-through entities and investors in a pass‑through entity, persons owning 10% or more of our voting stock, or persons whose “functional currency” is not the U.S. dollar.  Furthermore, this discussion is based upon the provisions of the Code, and existing and proposed U.S. Treasury Department regulations, administrative pronouncements of the Internal Revenue Service, or the IRS, and judicial decisions as of the date hereof.  Such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below, possibly with retroactive effect.  In addition, this discussion is based, in part, upon representations made by the Depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

  Except as specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  Please see the discussion under “—Passive Foreign Investment Company Rules” below.  Further, this discussion does not address the U.S. federal estate and gift, alternative minimum tax, state, local or non-U.S. tax consequences of holding common shares or ADSs.

  If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.  If you are a partner of a partnership holding common shares or ADSs, you should consult your tax advisors.

  ADSs

  In general, for U.S. federal income tax purposes, U.S. holders of ADSs will be treated as the owners of the underlying common shares that are represented by such ADSs.  Deposits or withdrawals of common shares by U.S. holders for ADSs will not be subject to U.S. federal income tax.  However, the U.S. Treasury Department has expressed concerns that parties involved in transactions wherein depositary shares are pre‑released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs.  Accordingly, the analysis of the creditability of Brazilian income taxes described herein could be affected by future actions that may be taken by the U.S. Treasury Department.

  Taxation of Dividends

  The gross amount of distributions paid to you (including amounts withheld by the Brazilian taxing authority, if any, and any payments of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be treated as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Such income may be included in your gross income as ordinary income when actually or constructively received by you, in the case of common shares, or when actually or constructively received by the Depositary, in the case of ADSs.  Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.  To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax‑free return of capital to the extent of the U.S. holder’s adjusted tax basis in the common shares or ADS, causing a reduction in such adjusted tax basis (and thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized on a subsequent disposition of our common shares or ADSs), and thereafter as capital gain recognized on a sale or exchange.  Because we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles, U.S. holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.  Distributions of additional common shares or ADSs to U.S. holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

  The amount of any dividend paid in reais will equal the U.S. dollar value of the reais received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of common shares, or by the Depositary, in the case of ADSs, regardless of whether the reais are converted into U.S. dollars.  If the reais received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the reais equal to their U.S. dollar value on the date of receipt.  Any gain or loss realized on a subsequent conversion or other disposition of the reais will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss.  If dividends paid in reais are converted into U.S. dollars on the day they are received by the U.S. holder or the Depositary, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any reais received by the U.S. holder or the Depositary or its agent are not converted into U.S. dollars on the date of receipt.

  Certain dividends received by certain non‑corporate U.S. holders may be subject to preferential tax rates (the “qualified dividend income”) so long as (1) specified holding period requirements are met, (2) the U.S. holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) the company paying the dividend is a “qualified foreign corporation” and (4) the company is not a passive foreign investment company for U.S. federal income tax purposes or a PFIC, in the year of distribution or the prior year.  We do not believe that we were classified as a PFIC for our prior taxable year nor do we expect to be classified as a PFIC for the current taxable year.  We generally will be treated as a qualified foreign corporation with respect to our ADSs so long as the ADS remain listed on the NYSE.  Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares (to the extent not represented by ADSs) will be treated as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange.  You should consult your own advisor about the application of this rate to dividends paid directly on common shares.

  Subject to certain complex limitations and conditions (including a minimum holding period requirement), Brazilian income taxes withheld on dividends, if any, may be treated as foreign income taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability.  Alternatively, at a U.S. holder’s election if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income.  For purposes of calculating the foreign tax credit, dividends paid on our common shares will be treated as income from sources outside the United States.  The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income.  For the purposes of the U.S. foreign tax credit limitations, the dividends paid by us should generally constitute “passive category income.”  The rules governing the foreign tax credit are complex.  You should consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

  Taxation of Capital Gains

  For U.S. federal income tax purposes, you generally will recognize taxable gain or loss on any sale, exchange or other disposition of a common share or ADS in an amount equal to the difference between the U.S. dollar value of the amount realized for the common share or ADS and your adjusted tax basis in the common share or ADS, determined in U.S. dollars.  Such gain or loss will be capital gain or loss.  The capital gain or loss will be long‑term capital gain or loss if at the time of sale, exchange or other disposition you have held our common shares or ADSs for more than one year.  Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation.  The deductibility of capital losses is subject to limitations.  Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.  Consequently, a U.S. holder may not be able to use the foreign tax credit arising from Brazilian income tax imposed, if any, on the disposition of a common share or ADS unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income treated as derived from foreign sources.

  Passive Foreign Investment Company Rules

  Based upon our current and projected income, assets and activities, we do not expect the common shares or ADSs to be considered shares of a PFIC for our current fiscal year or for future fiscal years.  However, because the determination of whether the common shares or ADSs constitute shares of a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the common shares or ADSs will not be considered shares of a PFIC for any fiscal year.  If the common shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC.  If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not be qualified dividend income subject to preferential rates of U.S. federal income taxation.  U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the common shares or ADSs.

  Information Reporting and Backup Withholding

  In general, information reporting requirements will apply to dividends in respect of our common shares or ADSs or the proceeds received on the sale, exchange, or redemption of our ADSs, in each case to the extent treated as being paid within the United States (and in certain cases, outside of the United States) to you unless you establish you are an exempt recipient (such as a corporation), and backup withholding may apply to such amounts if you do not establish you are an exempt recipient and you fail to provide a correct taxpayer identification number.  The amount of any backup withholding from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability provided you timely furnish the required information to the IRS.

  In addition, U.S. holders should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of foreign financial assets, including stock of foreign issuers, if the aggregate value of all of such assets exceeds $50,000.  U.S. holders should consult their own tax advisors regarding the application of the information reporting rules to our common shares and ADSs and the application of the recently enacted legislation to their particular situation.

  10.F. Dividends and Payments Agents

  Not applicable.

  10.G. Statements by Experts

  Not applicable.

  10.H. Documents on Display

  We are subject to the periodic reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, as amended and supplemented, or the Exchange Act.  Accordingly, we are required to file reports and other information with the SEC.  You may inspect and copy reports and other information filed by us at the public reference facilities maintained by the SEC at 100 F Street, N.W., Washington D.C. 20549.  You may obtain copies of these materials upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 for certain fees.  You may also inspect this material at the offices of the NYSE at 20 Broad Street, New York, New York 10005.  In addition to the public reference facilities maintained by the SEC and the NYSE, you may obtain a copy of the annual report, upon written request from the depositary for our ADSs at its corporate trust office located at 101 Barclay Street, New York, New York 10286.

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

  ITEM 11.      Quantitative and Qualitative Disclosures About Market Risk

  We are exposed to various market risks—in particular, foreign currency exchange rate risk and interest rate risk.  We are exposed to exchange rate risk because a substantial portion of our financial expenses are denominated in foreign currencies (primarily the U.S. dollar), while we generate all of our net operating revenues in reais.  Similarly, we are subject to interest rate risk based upon changes in interest rates, which affect our net financial expenses.  For further information on how exposures are managed, see “Item 5—Operating and Financial Review and Prospects.”

  Exchange Rate Risk

  As of December 31, 2007, 2008 and 2009, R$1,242.3 million and R$2,281.0 million and R$1,746.4 million, or 21.9%, 33.2% and 26.0%, respectively, of our debt obligations were denominated in foreign currencies (including debt pegged to baskets of foreign currencies).  The basket of foreign currency-pegged debt consists primarily of our debt with the IDB.  As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations.

  Exchange Rate Sensitivity

  We estimate that the potential loss to us in connection with U.S. dollar-denominated debt that would have resulted as of December 31, 2009, 2008 and 2007 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar against the real would have been approximately R$17.5 million, R$22.8 million and R$12.4 million, respectively.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$174.6 million, R$228.0 million and R$124.2 million as of December 31, 2009, 2008 and 2007, respectively.  These estimates do not take into account that the changes in exchange rates comprising the baskets of foreign currencies often present variations different from the devaluation of the real in relation to the U.S. dollar.

  The fluctuation of the real in relation to the U.S. dollar and with the IDB and World Bank basket of currencies, for the years ended December 31, 2009, 2008 and 2007 were as follows:

	Year ended December 31,
	2007	2008	2009

Devaluation (appreciation) of real in relation to:	(in percentages)
U.S. dollar	(17.15)	31.9	(25.49)
World Bank basket of currencies	n/a	n/a	n/a
IDB basket of currencies	4.0	6.1	0.032

  We have not utilized derivative financial instruments, although at times, we enter into forward exchange transactions and financial funding transactions in reais to mitigate foreign currency exposure.  As of December 31, 2007, 2008 and 2009, we had no forward exchange transactions.

  As of December 31, 2007, 2008 and 2009, we had no short‑term indebtedness outstanding, other than the current portion of long‑term debt.

  Interest Rate Risk

  As of December 31, 2009, 2008 and 2007, R$2,193.1 million, or 33.4%, R$2,320.0 million, or 33.8%, and R$2,431.2 million, or 54.7%, respectively, of our total debt outstanding balance denominated in reais, was based on variable rates of interest based on the Reference Standard Unit (Unidade Padrão de Referência), or UPR, which is equal to the daily government interest rate (Taxa Referencial), or TR.  In addition, on December 31, 2009, 2008 and 2007 R$1,132.4 million, or 17.3%, R$864.0 million, or 12.6%, and R$750.5 million, or 16.9%, respectively, of our total debt denominated in reais was subject to interest rates based on the CDI.  As of December 31, 2009, 2008 and 2007, R$659.4 million, R$973.6 million and R$721.1 million, respectively, of our foreign-currency denominated debt was based on the IDB and the World Bank variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

  As of December 31, 2009, 2008 and 2007, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the IDB or World Bank variable rates.  However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government.  We invest these excess funds, which totaled R$672.6 million, R$544.1 million and R$392.2 million on December 31, 2009, 2008 and 2007, mainly in short‑term instruments.  As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn interest based on the CDI.  In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

  We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$65.6 million, R$68.7 million and R$56.9 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities on December 31, 2009, 2008 and 2007, respectively, had occurred.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 10%, or 1000 basis point, change in these interest rates would have resulted in losses of approximately R$656.0 million R$686.5 million, and R$568.2 million as of December 31, 2009, 2008 and 2007, respectively.  This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities.  A homogeneous category is defined according to the currency in which financial liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars).  As a result, our interest rate risk sensitivity model may overstate the effect of interest rate fluctuation on these financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

  The tables below provide information about our interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2008.  For the foreign currency denominated obligations these amounts have been converted at the selling rates as of December 31, 2008, and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

	As of December 31, 2008
	Expected maturity date
	2009	2010	2011	After 2012	Total	Average annual interest rate
	(in millions, except percentages)
Assets:
Cash equivalents denominated in reais	554.1	-	-	-	544.1

Total assets	554.1	-	-	-	544.1

Liabilities:
Long-term debt:
Floating rate, denominated in reais indexed by TR or UPR	346.9	360.8	392.3	1,220.0	2,320.0	10.04%
Floating rate, denominated in reais indexed by TJLP	44.0	43.0	42.8	73.2	203.0	3.34%
Floating rate, denominated in reais indexed by IGPM	295.4	353.2	425.8	-	1,074.4	21.75%
Floating rate, denominated in reais indexed by IPCA	3.2	-	-	119.5	122.7	22.87%
Floating rate, denominated in reais indexed by CDI	653.2	86.0	59.0	65.8	864.0	15.33%
Floating rate, denominated in U.S. dollars	93.4	79.9	135.0	1,197.3	1,505.6	5.01%
Fixed rate, denominated in U.S. dollars	12.7	6.5	17.0	739.2	775.4	4.66%
Total long‑term debt	1,448.8	929.4	1,071.9	3,415.0	6,865.1

  The percentage of our indebtedness subject to fixed and floating interest rates is as follows:

	As of December 31,
	2007	2008
Floating rate debt:
Denominated in U.S. dollars........................................................................................	12.84%	21.93%
Denominated in Euro...................................................................................................	-	5.78%
Denominated in reais...................................................................................................	78.15%	66.77%

Fixed rate debt:
Denominated in U.S. dollars........................................................................................	9.01%	5.52%
Total................................................................................................................................	100.00%	100.00%

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

  ITEM 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds

  Not applicable.

  ITEM 15.      Controls and Procedures

  a) Disclosure Controls and Procedures.

  We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13a-15(e), as of the year ended December 31, 2008.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.  As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer concluded that our disclosure controls and procedures were effective as of December 31, 2008, and that the information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, as appropriate to allow timely decisions about required disclosure.

  b) Management’s Report on Internal Control over Financial Reporting

  Our management’s annual report on internal control over financial reporting is included in this annual report on page F‑2.

  c) Attestation Report of the Registered Public Accounting Firm

  The opinion by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is included in the report of PricewaterhouseCoopers Auditores Independentes that is included in this annual report on page F-3.

  d) Changes in internal control over financial reporting

  There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

  ITEM 16       [Reserved]

  16.A. Audit Committee Financial Expert

  At our board meeting held on June 26, 2006, we established an audit committee, as defined under section 3(a)(58) of the Exchange Act.  Our board of directors has determined that Jerônimo Antunes qualifies as an “audit committee financial expert” as defined for the purposes of this Item 16A in Item 16A of Form 20-F.  Jerônimo Antunes is an “independent director” within the meaning of the SEC rules.

  16.B. Code of Ethics

  We have adopted a code of business conduct and ethics, as defined in Item 16B of Form 20-F under the Exchange Act.  Our code of business conduct and ethics, called Code of Ethics and Conduct, applies to all employees of SABESP, including directors, chief executive officer, chief financial officer and chief accounting officer.  Our Code of Ethics and Conduct is available on our web site at http://www.sabesp.com.br under “Corporate Governance.”  If we amend the provisions of our Code of Ethics and Conduct, or if we grant any waiver of such provisions, we will disclose the amendment or waiver on our web site at the same address.

  16.C. Principal Accountant Fees and Services

  Deloitte Touche Tohmatsu Auditores Independentes served as our independent registered public accounting firm for the year ended December 31, 2007.  PricewaterhouseCoopers Auditores Independentes served as our independent registered public accounting firm for the year ended December 31, 2008.

  The following table presents the aggregate fees for professional services and other services rendered to us by Deloitte Touche Tohmatsu Auditores Independentes, and PricewaterhouseCoopers Auditores Independentes in 2007 and 2008:

	Year ended December 31,
	2007	2008
	(in millions of reais)

Audit Fees(1)	1.9	2.1
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	1.9	2.1

  (1)   Audit Fees are the fees billed by Deloitte Touche Tohmatsu Auditores Independentes and by PricewaterhouseCoopers for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

  Pre‑approval policies and procedures

  Pursuant to Brazilian law, our board of directors is responsible, among other matters, for the selection, dismissal and oversight of our independent registered public accounting firm.  Our management is required to obtain the board of directors’ approval before engaging an independent registered public accounting firm to provide any audit or permitted non‑audit services to us.  The Brazilian Federal and State Public Bidding Laws also apply to us with respect to obtaining services from third parties for our business, including the services provided by our independent registered public accounting firm.  As part of the bidding process, the independent registered public accounting firm is required to submit proposals, and are then selected by us based on certain criteria including technical expertise and cost.

  During 2007 and 2008, Deloitte Touche Tohmatsu Auditores Independentes and PricewaterhouseCoopers Auditores Independentes did not provide non‑audit services to us.

  16.D. Exemptions from the Listing Standards for Audit Committees

  Until November 12, 2009, we were relying on exemption 10A-3(b)(1)(iv)(E) with respect to Mr. Mario Engler Pinto Junior’s membership of the audit committee.  On October 29, 2009, our board of directors met and appointed Mr. Heraldo Gilberto de Oliveira to our audit committe. On November 12, 2009, Mr. Heraldo Gilberto de Oliveira took office on the audit committee, replacing Mr. Mário Engler Pinto Junior.

  16.E. PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

  Not applicable.

  16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

  Not applicable for fiscal year ended December 31, 2008.

  16.G. CORPORATE GOVERNANCE

  Our Corporate Governance Practice and the NYSE Guidelines

  On November 4, 2003, the SEC approved the final corporate governance rules of the NYSE.  According to such rules, foreign private issuers are subject to a more limited set of requirements regarding corporate governance than those imposed on U.S. domestic issuers.  As a foreign private issuer, we must comply with three rules imposed by the NYSE:

  •         the requirements set forth by the SEC concerning audit committees;

  •         our CEO must promptly notify the SEC in writing after any executive officer becomes aware of any material non‑compliance with any of the applicable NYSE corporate governance rules; and

  •         we shall provide a brief description disclosing any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

  Overview

  As a Brazilian company listed on the BM&FBOVESPA, we are obliged to comply with the corporate governance standards set forth in the Brazilian Corporate Law and the rules of the CVM.  In addition to these rules, because we are listed on the Novo Mercado segment of the BM&FBOVESPA, we are also required to comply with its regulations, or Novo Mercado Regulations, which includes more stringent standards regarding corporate governance practices than those required by Brazilian Corporate Law.

  The Novo Mercado Regulations focus mainly on board practices, transparency and minority shareholders protection.  For example, we (i) can issue only ordinary voting shares, (ii) must maintain a minimum free float equal to 25% of our outstanding capital stock; (iii) must make available our annual financial statements written in English and such financial statements must be based upon internationally accepted accounting principles or under Brazilian GAAP with a reconciliation to internationally accepted account principles; (iv) the term of all members of the board of directors must be limited to two years; (v) our board of directors must be composed of, at least, five directors, elected by the annual shareholders’ meeting, out of which, in compliance with the specific rules concerning this matter, at least 20% must be independent board members, as defined in the Novo Mercado Regulations; and (vi) must disclose additional and detailed information on our quarterly reports, including share ownership of certain of our employees and directors and the amount of free float of shares.

  The chart below provides a brief description of the significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.

303A.00 – Corporate Governance Standards for Domestic Issuers	SABESP Corporate Governance Practices
303A.01 – Listed companies must have a majority of independent directors.

  Our board of directors must have a minimum of five members and 20% of the board (even if the board consists of greater than five members) must be independent as defended under Novo Mercado Regulations.  Currently, three of our eleven directors are independent, pursuant to the Novo Mercado Listing Regulations.  Additionally, both the Brazilian Corporate Law and CVM have established rules regarding certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies’ executives and directors.  We believe these rules provide adequate assurances that our directors are independent; however, they do not require that we have a majority of independent directors, as required under the NYSE rules.

303A.03 – Executive Sessions

  According to Brazilian Corporate Law, up to one-third of the members of the board of directors are permitted to consist of directors who do not meet the NYSE’s definition of “non‑management” directors.  Additionally, non‑management directors are not required to meet regularly without management.  Currently, eleven members of our board of directors meet the NYSE’s definition of “non‑management” directors.  Pursuant to our by-laws, our CEO is also a member of the board of directors.

303A.04 – Nominating/Corporate Governance Committee	We are not required under applicable Brazilian Corporate Law to have, and currently we do not have, a nominating or corporate governance committee.
303A.05 – Compensation Committee

  We do not currently have a compensation committee.  Pursuant to our by-laws, our directors are elected by our shareholders at an annual shareholders’ meeting.  Compensation for our directors, members of the fiscal council and executive officers is based on criteria established by our controlling shareholder and is subject to approval by our shareholders at each annual shareholders meeting.

303A.06 – Audit Committee	Our audit committee is composed of three independent board members, as defined under Rule 10A-3 of the SEC, and one of them is a financial expert and chairman of the audit committee.
303A.07 – Audit Committee Additional Requirements

  The audit committee has a formal written charter which provides for procedures required for its operation, by identifying its purpose, basic principles, authority, organization, meetings, functions, responsibilities, compensation and budget.  The audit committee’s main responsibility is (i) to ensure the quality, transparency and integrity of the financial information published, (ii) to ensure the efficiency of internal controls, of the risk management system and internal audit function, (iii) to monitor the audit conducted by the independent registered public accounting firm, (iv) to monitor the compliance with the laws and regulations affecting the presentation of the financial reports, and (v) to monitor the compliance with our code of ethics and conduct, concerning issues related to accounting, internal controls and audit.

  Brazilian Corporate Law also requires us to have a fiscal council which is composed of three to five members which are elected at our annual shareholders’ meeting.  The fiscal council is intended to operate independently from our management and our independent registered public accounting firm.  Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders.  Our fiscal council consists of five members and five alternates and the members meet once a month.

303A.08 – Shareholder Approval of Equity Compensation Plans

  We do not currently have any equity compensation plan.  If such a plan were to be implemented, there is no requirement under Brazilian Corporate Law for the plan to be approved by our shareholders.  However, if the issuance of new shares in connection with any equity compensation plan exceeded the authorized capital under our by-laws, the increase in capital would require shareholder approval.

303A.09 – Corporate Governance Guidelines

  We are in compliance with the adoption of corporate governance guidelines required under the Novo Mercado Regulations.  Additionally, under the CVM’s guidelines, we have created, adopted and observed (i) the Policy of Publicizing Acts or Relevant Facts and the Preservation of Confidentiality which requires us to publicly disclose all relevant information and (ii) the Securities Negotiation Policy which requires management to inform the CVM and the BM&FBOVESPA of any purchases or sales of SABESP’s securities.  We believe the corporate governance guidelines applicable to us under the Novo Mercado Regulations, as well as the CVM, do not conflict with the guidelines established by the NYSE.

  Our corporate governance guidelines and practices are available in our website at www.sabesp.com.br and in our annual management report.

303A.10 – Code of Business Conduct and Ethics

  We have decided to adopt and disclose a code of ethics and conduct applicable to all our officers, directors and employees.  The adoption and disclosure of a formal code is not required under the Brazilian Corporate Law.  We believe our formal code addresses the matters required to be addressed by the applicable NYSE and SEC rules.

303A.12(b) and (c) – Certification Requirements

  Our CEO shall promptly notify the NYSE in writing after any executive officer becomes aware of any material non‑compliance with any applicable provision of the NYSE corporate governance rules.  Moreover, we must submit an executed written affirmation annually, and an interim written affirmation each time a change occurs to our board of directors or to our audit committee.

  PART III

  ITEM 17.      Financial Statements

  We have responded to Item 18 in lieu of responding to this Item.

  ITEM 18.      Financial Statements

  The following financial statements, together with the Report of Independent Registered Public Accounting Firms, are filed as part of this annual report.  See “Index to Financial Statements.”

  ITEM 19.      Exhibits

Item	Description
1.1	By-laws of the Registrant (English translation) (incorporated by reference to the June 23, 2008 Form 6-K).
4.1

  Agreement between the Registrant and the State Department of Water and Energy (Departamento de Águas e Energia Elétrica—DAEE), dated April 24, 1997 (English translation) (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 filed on April 8, 2002 (the “April 8, 2002 Form F‑1”)).

4.2	Protocol of Understanding between the Registrant and the State of São Paulo, dated September 30, 1997 (English translation) (incorporated by reference to Exhibit 10.2 to the April 8, 2002 Form F‑1).
4.3

  Agreement between the Registrant and the State of São Paulo, through the Secretariat of Finance, dated September 10, 2001 (English translation) (incorporated by reference to Exhibit 10.3 to the April 8, 2002 Form F‑1).

4.4

  Agreement between the Registrant and the State of São Paulo, through the Secretariat of the Treasury, dated December 11, 2001 (English translation) (incorporated by reference to Exhibit 10.4 to the April 8, 2002 Form F‑1).

4.5

  Amendment to the Agreement, dated April 24, 1997, between the Registrant and the DAEE, dated March 16, 2000 (English translation) (incorporated by reference to Exhibit 10.5 to the April 8, 2002 Form F‑1).

4.6

  Amendment to the Agreement, dated April 24, 1997, between the Registrant and the DAEE, dated November 21, 2001 (English translation) (incorporated by reference to Exhibit 10.6 to the April 8, 2002 Form F‑1).

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

4.9	Commitment Agreement, between the Registrant and the State of São Paulo, dated March 26, 2008. (English Translation) (incorporated by reference to the April 28, 2008 Form 6-K).
4.10	Agreement Executed between the Registrant and the São Paulo City Government, dated November 14, 2007 (English Translation) (incorporated by reference to the March 12, 2008 Form 6-K).
4.11	Amendment to the Agreement Executed between the Registrant and the São Paulo City government, dated February 10, 2008 (English Translation) (incorporated by reference to the May 12, 2008 Form 6-K).
4.12	Code of Ethics and Conduct dated January 26, 2006 (English Translation) (incorporated by reference to the July 7, 2008 Form 6-K).
4.13	The Audit Committee Charter dated February 11, 2010 (English Translation) (incorporated by reference to the April 20, 2010 Form 6-K).
12.1	Certification of Gesner José de Oliveira Filho, chief executive officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Rui de Britto Álvares Affonso, chief financial officer and investor relations officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Gesner José de Oliveira Filho, chief executive officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
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

  COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO-SABESP

  By:   /s/ Gesner José de Oliveira Filho

  Name: Gesner José de Oliveira Filho

  Title: chief executive officer

  By:   /s/ Rui de Britto Álvares Affonso

  Name: Rui de Britto Álvares Affonso

  Title: chief financial officer

  Date:      April 28, 2010

  Management Report on Internal Control over Financial Reporting

  The management of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as defined in Rules 13a-15(f) under the U.S. Exchange Act Rule.

  The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s board of directors, Audit Committee, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

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

  Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. Based on that assessment, management has concluded that as of December 31, 2008, the Company’s internal control over financial reporting is effective.

  The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as statesd in their report which appears herein.

/s/ Gesner José de Oliveira Filho
Gesner José de Oliveira Filho
Chief Executive Officer
April 28, 2010

/s/ Rui de Britto Álvares Affonso
Rui de Britto Álvares Affonso
Chief Financial Officer
April 28, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Companhia de Saneamento Básico do Estado de São Paulo - SABESP

1	In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, of changes in shareholders' equity, of cash flows and of value added present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the "Company") at December 31, 2008, and the results of their operations, their cash flows and their value added for the year ended December 31, 2008 in conformity with accounting practices adopted in Brazil. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audit.

2	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over reporting included obtaining an understanding of internal control over financial reporting, the risk that a material weakness exists, and testing and evaluating the design and operating of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

3	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

4	A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

5	Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
São Paulo, Brazil April 28, 2010 /s/ PricewaterhouseCoopers Auditores Independentes

  Report of Independent Registered Public Accounting Firm

  To the Board of Directors and Shareholders of

  Companhia de Saneamento Básico do Estado de São Paulo - SABESP

  We have audited the accompanying balance sheet of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “Company”) as of December 31, 2007, and the related statements of operations, changes in shareholders’ equity, cash flows and value added for each of the years in the two-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and the results of its operations, the changes in shareholders’ equity, its cash flows and the value added in its operations for each of the years in the two-year period ended December 31, 2007, in conformity with Brazilian accounting practices.

  Brazilian accounting practices vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the financial statements.

  As discussed in Note 2, in view of the changes in Brazilian accounting practices in 2008, the balance sheet as of December 31, 2007, and the related statements of operations, changes in shareholders’ equity and cash flows for each of the years in the two-year period then ended, have been restated as set forth in NPC 12 - Accounting Policies, Changes in Accounting Estimates and Errors, for comparative purposes.

  As mentioned in Note 6 to the financial statements, the Company is negotiating with the São Paulo State Government the reimbursement of the amounts for supplementary retirement and pension paid by the Company. As mentioned in Note 26 to the financial statements, on November 14, 2007, the Company entered into an agreement with the São Paulo Municipal Government, seeking stability in the provision of services in the municipality of São Paulo and establishment of sanitation and environmental actions supplementary to the actions taken by the Municipality.

  /s/ Deloitte Touche Tohmatsu

  Auditores Independentes

  July 10, 2008, except for notes 2 and 28, whose dates are March 26, 2009 and April 28, 2010, respectively

  São Paulo, Brazil.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007

(In thousands of Brazilian reais – R$)

Assets	2008	2007
		(As adjusted -Note 2(c))
Current assets
Cash and cash equivalents (note 4)	625,732	464,997
Customer accounts receivable, net (note 5)	1,129,746	1,207,885
Receivable from shareholder, net (note 6)	210,131	338,506
Inventories	47,678	53,141
Taxes recoverable	4,665	9,414
Deferred income taxes (note 12)	170,982	108,792
Other current assets	49,478	41,782

Total current assets	2,238,412	2,224,517

Non current assets
Long-term assets
Customer accounts receivable, net (note 5)	326,472	278,787
Receivable from shareholder, net (note 6)	980,756	986,988
Indemnities receivable (note 7)	148,794	148,794
Escrow deposits	49,127	19,806
Deferred income taxes (note 12)	435,341	357,226
Other assets	192,257	75,202

	2,132,747	1,866,803

Investments	720	720
Property, plant and equipment, net (note 9)	14,926,616	14,051,368
Intangible assets, net (note 10)	815,416	516,494

Total non current assets	17,875,499	16,435,385

Total Assets	20,113,911	18,659,902

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007

(In thousands of Brazilian reais – R$)

Liabilities and Shareholders’ Equity	2008	2007
		(As adjusted -Note 2(c))
Current liabilities
Accounts payable to suppliers and contractors	187,143	165,267
Loans and financing (note 11)	1,448,860	742,114
Accrued payroll and related charges	196,075	166,797
Taxes payable (note 13)	130,410	127,735
Deferred income taxes (note 12)	64,369	75,249
Interest on shareholders’ equity payable	275,007	680,339
Provisions for contingencies (note 16)	459,395	290,172
Accounts payable	198,511	156,987
Other current liabilities	57,149	50,077

	3,016,919	2,454,737
Non Current
Long-term liabilities
Loans and financing (note 11)	5,416,248	4,943,121
Taxes payable (note 13)	114,210	197,635
Deferred income taxes (note 12)	141,492	159,865
Provisions for contingencies (note 16)	698,253	655,084
Provision for actuarial liability (note 14)	535,435	-
Accrued pension obligation (note 14)	419,871	365,234
Other liabilities	223,568	103,694

	7,549,077	6,424,633

Shareholders’ equity (note 17)
Paid-in capital	6,203,688	3,403,688
Capital reserve	124,255	124,255
Revaluation reserve	2,253,012	2,339,829
Profit reserves	966,960	3,912,760

	9,547,915	9,780,532

Total Liabilities and Shareholders’ Equity	20,113,911	18,659,902

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 and 2006
(In thousands of Brazilian reais – R$, except for earnings per share)

	2008	2007	2006
		(As adjusted -Note 2(c))	(As adjusted -Note 2(c))
GROSS REVENUE FROM SALES AND SERVICES
(Note 20)	6,838,803	6,448,211	5,984,012
Gross revenue deductions	(487,131)	(477,369)	(456,679)

Net revenue from sales and services	6,351,672	5,970,842	5,527,333
Cost of sales and services (note 21)	(2,831,809)	(2,695,696)	(2,616,764)

GROSS PROFIT	3,519,863	3,275,146	2,910,569

OPERATING EXPENSES
Selling expenses (note 21)	(718,949)	(639,552)	(719,185)
Administrative expenses (note 21)	(578,596)	(552,629)	(376,911)
Other operating income (expenses), net (note 22)	(1,052,984)	(35,176)	(50,907)

INCOME BEFORE FINANCIAL RESULTS	1,169,334	2,047,789	1,763,566

Financial expenses, net (note 21)	(268,661)	(748,995)	(658,863)
Foreign exchange result, net (note 21)	(438,869)	188,038	95,598

INCOME BEFORE TAXES ON INCOME AND
EXTRAORDINARY ITEM	461,804	1,486,832	1,200,301
Income and social contribution taxes (note 12)
Current	(548,373)	(543,345)	(383,123)
Deferred	150,140	111,777	7,345

INCOME BEFORE EXTRAORDINARY ITEM	63,571	1,055,264	824,523
Extraordinary item, net of income and
social contribution taxes (note 14(b))	-	-	(35,122)

NET INCOME	63,571	1,055,264	789,401

Earnings per share – R$ (per thousand shares in 2006)	0.28	4.63	27.72

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 and 2006
(In thousands of Brazilian reais – R$)

	Paid in	Capital	Revaluation	Profit reserves		Retained

	capital	reserve	reserve	Legal	Investment	earnings	Total

AT DECEMBER 31, 2005	3,403,688	78,820	2,529,771	215,273	2,254,996	-	8,482,548
Adjustments under Law 11638/07	-	-	-	-	-	(20,531)	(20,531)

AT DECEMBER 31, 2005- AS ADJUSTED (NOTE 2(c))	3,403,688	78,820	2,529,771	215,273	2,254,996	(20,531)	8,462,017

Donations	-	27,870	-	-	-	-	27,870
Realization of revaluation reserve (note 9 (h))	-	-	(102,272)	-	-	102,272	-
Net income for the year – as adjusted (note 2(c))	-	-	-	-	-	789,401	789,401
Appropriation of net income:
Legal reserve	-	-	-	38,946	-	(38,946)	-
Interest on shareholders’ equity (note 17 (d))	-	-	-	-	-	(270,841)	(270,841)
Investment reserve	-	-	-	-	571,390	(571,390)	-
AT DECEMBER 31, 2006 – AS ADJUSTED (NOTE 2(c))	3,403,688	106,690	2,427,499	254,219	2,826,386	(10,035)	9,008,447

Net income for the year –as adjusted (note 2(c))	-	-	-	-	-	1,055,264	1,055,264
Donations	-	17,565	-	-	-	-	17,565
Realization of revaluation reserve (note 9 (h))	-	-	(87,670)	-	-	87,670	-
Appropriation of net income:
Legal reserve	-	-	-	52,435	-	(52,435)	-
Interest on shareholders’ equity (note 17 (d))	-	-	-	-	-	(300,744)	(300,744)
Investment reserve	-	-	-	-	783,194	(783,194)	-

AT DECEMBER 31, 2007 – ASADJUSTED (NOTE 2(c))	3,403,688	124,255	2,339,829	306,654	3,609,580	(3,474)	9,780,532

Offset of tax losses generated by the adjustments under Law 11638/07	-	-	-	-	(3,474)	3,474	-
Capitalization of reserves	2,800,000	-	-	-	(2,800,000)	-	-
Realization of revaluation reserve (note 9 (h))	-	-	(86,817)	-	-	86,817	-
Net income for the year	-	-	-	-	-	63,571	63,571
Appropriation of net income:
Legal reserve	-	-	-	3,178	-	(3,178)	-
Interest on shareholders’ equity (note 17 (d))	-	-	-	-	-	(296,188)	(296,188)
Investment reserve	-	-	-	-	(148,978)	148,978	-

AT DECEMBER 31, 2008	6,203,688	124,255	2,253,012	309,832	657,128	-	9,547,915

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 and 2006
(In thousands of Brazilian reais - R$)

	2008	2007	2006
		(As adjusted -Note 2(c))	(As adjusted -Note 2(c))
Cash flow from operating activities:
Net income for the year	63,571	1,055,264	789,401
Adjustments to reconcile net income:
Deferred income taxes	(152,313)	(104,432)	(8,473)
Taxes and contributions payable	(68,878)	-	-
Provisions for contingencies	461,654	477,722	144,480
Provision for actuarial liability	535,435	-	-
Allowance for accounts receivable from shareholder	409,079	-	-
Reversal of provision for losses	(366)	(945)	(8,819)
Other provisions	(492)	155	7,504
Pension obligation	71,704	59,931	60,070
Write-off of property, plant and equipment	157,978	68,349	47,807
Write-off of deferred assets	611	1,276	5,195
Write-off of investments	-	-	20
Gain from sale of property, plant and equipment	-	219	(1,294)
Depreciation and amortization	617,804	615,988	628,886
Interest on loans and financing	499,590	519,672	619,909
Interest, monetary indexation and foreign exchange variation	210,908	(91,542)	(8,380)
Bad debt expense	336,264	323,339	411,918

Changes in working capital:
Customer accounts receivable	(301,844)	(400,944)	(458,824)
Inventories	5,829	(3,307)	(12,851)
Transactions with related parties	82,956	(81,741)	(151,343)
Other assets	(145,295)	8,997	(66,412)

Change in Liabilities:
Suppliers and contractors	(17,982)	(14,055)	50,176
Payroll and related charges	29,275	(10,908)	60,416
Taxes and contributions Payable	(37,395)	(22,840)	(43,899)
Contingencies	(235,573)	(145,668)	(79,801)
Other obligations	5,470	(38,930)	32,349
Cash flow from operating activities	2,527,990	2,215,600	2,018,035

Cash flow from investment activities:
Purchase of property, plant and equipment	(1,395,641)	(848,878)	(842,454)
Increase in intangibles	(159,514)	(32,818)	(12,630)
Sale of property, plant and equipment	-	-	7,837
Net cash from in investment activities	(1,555,155)	(881,696)	(847,247)

Cash flow from financing activities
Loans and financing
Funds raised	1,043,174	222,474	706,774
Repayments	(1,146,416)	(1,283,201)	(1,660,482)

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 and 2006
(In thousands of Brazilian reais - R$)

	2008	2007	2006
		(As adjusted -Note2(c))	(As adjusted -Note2(c))

Payment of interest on shareholders’ equity	(708,858)	(136,386)	(169,047)
Net cash used in financing activities	(812,100)	(1,197,113)	(1,122,755)

Increase in cash and cash equivalents	160,735	136,791	48,033

Cash and cash equivalents at the beginning of the year	464,997	328,206	280,173
Cash and cash equivalents at the end of the year	625,732	464,997	328,206

Supplementary cash flow information:
Interest and fees paid on loans and financing	516,887	548,417	637,989
Income tax and social contribution paid	502,404	499,318	404,272

Non-cash transactions
Property, plant and equipment received as donations	26,079	17,565	27,870

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

CONSOLIDATED STATEMENTS OF VALUE ADDED
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Brazilian reais - R$)

	Note	2008		2007		2006

Revenues
Sales and services	20	6,838,803		6,448,211		5,984,012
Other income	22	70,280		52,633		10,079
Income related to construction of own assets		356,600		90,588		117,596
Allowance for doubtful accounts	5(c(ii))	(336,264)		(323,339)		(411,918)
		6,929,419		6,268,093		5,699,769
Inputs purchased from third parties
Cost of sales and services		(1,180,116)		(1,099,897)		(1,013,253)
Materials, electricity, outsourced services,
and other		(589,925)		(519,350)		(355,780)
Other operating expenses	22	(1,117,958)		(81,291)		(58,717)
		(2,887,999)		(1,700,538)		(1,427,750)
Gross value added		4,041,420		4,567,555		4,272,019
Retentions
Depreciation and amortization		(618,924)		(617,341)		(633,312)

Wealth created by the Company		3,422,496		3,950,214		3,638,707

Wealth received in transfer
Financial income		568,027		132,123		125,474
		568,027		132,123		125,474
Wealth for distribution		3,990,523		4,082,337		3,764,181
Distribution of wealth
Employees
Salaries and wages		884,775	22.2%	829,394	20.3%	878,572	23.3%
Benefits		295,931	7.4%	269,104	6.6%	257,763	6.8%
Severance Indemnity Fund for Employees
(FGTS)		66,741	1.7%	61,868	1.5%	65,843	1.8%
		1,247,447	31.3%	1,160,366	28.4%	1,202,178	31.9%
Taxes, fees and contributions
Federal		1,124,770	28.2%	1,166,102	28.6%	1,073,014	28.5%
State		32,713	0.8%	2,348	0.1%	2,028	0.1%
Municipal		14,491	0.4%	11,024	0.2%	1,196	0.0%
		1,171,974	29.4%	1,179,474	28.9%	1,076,238	28.6%
Lenders and lessors
Interest, exchange and monetary variations		1,489,968	37.3%	673,396	16.5%	681,959	18.1%
Rentals		17,563	0.4%	13,837	0.3%	14,405	0.4%
		1,507,531	37.7%	687,233	16.8%	696,364	18.5%
Shareholders
Interest on shareholders’ equity		63,571	1.6%	300,744	7.4%	270,841	7.2%
Retained earnings		-	0.0%	754,520	18.5%	518,560	13.8%
		63,571	1.6%	1,055,264	25.9%	789,401	21.0%
Wealth distributed		3,990,523	100%	4,082,337	100%	3,764,181	100.0%

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  1. OPERATIONS

  Companhia de Saneamento Básico do Estado de São Paulo - SABESP (“SABESP” or the “Company”) is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services, and supplies treated water on a wholesale basis and provides sewage treatment services to other six municipalities of the Greater São Paulo Metropolitan Area.

  In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The company intends to expand it basic operations and, at the same time, become an environmental solutions company.

  The company operates water and sewage services in 366 of municipalities of the State of São Paulo, having temporarily discontinued operations in two of these municipalities due to judicial orders. In most of these municipalities, the operations are based on 30-year concession agreements. As of December 31, 2008, 68 concessions expired and were under negotiation with the respective municipalities. From 2009 to 2030, 105 concessions will expire. By December 31, 2008, 160 program contracts were signed and the remaining concessions have indefinite term.

  Management believes that all concessions terminated and not yet renewed will result in new contracts or extensions, and does not consider the risk of discontinuity in the provision of municipal water and sewage services. As of December 31, 2008, the carrying amount of property, plant and equipment used in the 68 municipalities under negotiation totaled R$1,582,424 and revenue for the same period totaled R$730 million.

  In the municipality of Santos, in the Baixada Santista region, which has a significant population, the Company operates supported by a authorization public deed, a similar situation in other municipalities in that region and in Ribeira valley, where the Company started to operate after the merger of the companies that formed it.

  On January 5, 2007, Law 11445 was enacted, establishing the basic sanitation regulatory framework, providing for the nationwide guidelines and basic principles for the provision of such services, such as social control, transparency, the integration authority of sanitation infrastructures, water resources management, and the articulation between industry policies and public policies for urban and regional development, housing, suppression of poverty, promotion of health and environmental protection, and other related issues. The regulatory framework also aims at efficiently improving quality of living and economic sustainability, allowing for the adoption of gradual and progressive solutions consistent with users’ payment ability.

  The Company’s shares have been listed in the Novo Mercado (New Market) segment of the BM&FBOVESPA (São Paulo Stock Exchange) since April 2002, and in the New York Stock Exchange (NYSE) as ADRs since May 2002.

  2. PRESENTATION OF THE FINANCIAL STATEMENTS

  (a) Presentation of financial statements

  The statutory financial statements have been prepared in conformity with accounting practices adopted in Brazil (“Brazilian GAAP” or “BR GAAP”), which are based on the Brazilian Corporate Law (Law 6404/76), as amended, the rules and regulations of the Brazilian Securities and Commission (“CVM”), on the accounting standards issued by the Brazilian Institute of Independent Auditors (“IBRACON”) and by the Federal Accounting Council (“CFC”) and accounting pronouncements issued by the Accounting Pronouncements Committee (“CPC”). The financial statements prepared in accordance with Brazilian GAAP have not been indexed for inflation after 1995.

  (b) Inflation accounting under BR GAAP

  BR GAAP provided a simplified methodology for accounting for the effects of inflation through 1995. This method consisted of restating permanent assets (property, plant and equipment, investments and deferred charges) and shareholders’ equity accounts using indices mandated by the Brazilian Federal Government. The net effect of these restatements was credited or charged to the statement of income.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (c) Changes in the Brazilian Corporation Law

  Pursuant to CVM Resolution 565, of December 17, 2008, which approved Technical Pronouncement CPC 13 – First-time Adoption of Law 11638/07, and to Provisional Measure 449/08 (converted into Law 11,941/09), and based on the requirements set forth by CVM Resolution 506, of June 19, 2006, the Company established January 1, 2006 as the transition date for the adoption of the new accounting practices. The transition date is defined as the starting point for the adoption of the changes in Brazilian accounting practices and represents the base date used by the Company for the preparation of the opening balance sheet adjusted to comply with these new provisions.

  Although the transition date for the statutory financial statements published in Brazil was January 1, 2007, as permitted by BR GAAP, the Company is presenting its comparative financial statements for the year ended December 31, 2006 according to the new accounting practices.

  Using the option provided for in CVM Resolution 565/08, the Company retroactively adjusted the comparative financial statement amounts from prior periods as if the new accounting practices had always been used.

  The related changes in accounting practices which impacted the preparation or presentation of the financial statements for the years ended December 31, 2008, 2007 and 2006 were measured and recorded by the Company based on the following accounting pronouncements issued by the Accounting Pronouncements Committee and approved by the Brazilian Securities Commission and by the Federal Accounting Council:

•	Framework for the Preparation and Presentation of Financial Statements, approved by CVM Resolution 539, of March 14, 2008;
•	CPC 01 - Impairment of Assets, approved by CVM Resolution 527, on November 1, 2007;
•	CPC 03 - Statement of Cash Flows, approved by CVM Resolution 547, on August 13, 2008;
•	CPC 04 - Intangible Assets, approved by CVM Resolution 553, on November 12, 2008;
•	CPC 05 - Related-party disclosure, approved by CVM Resolution 560, on December 11, 2008;
•	CPC 06 - Leases, approved by CVM Resolution 554, on November 12, 2008;
•	CPC 08 - Transaction Costs and Premiums on Issuance of Securities, approved by CVM Resolution 556, on November 11, 2008;
•	CPC 09 - Statement of Value Added, approved by CVM Resolution 557, on November 12, 2008;
•	CPC 12 - Discount to Present Value, approved by CVM Resolution 564, on November 17, 2008;
•	CPC 13 - First-time Adoption of Law 11638/07 and Provisional Measure 449/08, approved by CVM Resolution 565, on December 17, 2008; and
•	CPC 14 - Financial Instruments: Recognition, Measurement, and Disclosure, approved by CVM Resolution 566, on December 17, 2008.

  The opening balance sheet as of January 1, 2006 was prepared considering:

  (i) Periodic analysis of the useful life

  The Company will revalue the estimates related to the useful life of property, plant and equipment, used in the determination of its depreciation and amortization rates. Possible changes in the estimated economic useful lives of the assets, arising from this revaluation, if material, will be considered as changes in accounting estimates to be prospectively recognized.

  (ii) Reclassification of transaction costs on issuance of debentures

  The Company recorded the transaction costs on issuance of debentures incurred in 2008 as a reduction of loans and financing. In 2007 and 2006, there were no loans and financing with material transaction costs.

  (iii) Revaluation reserve

  Pursuant to Law 11638/07, the Company opted to maintain the revaluation reserve until its actual realization.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (iv) Deferred charges

  Deferred charges were written-off, pursuant MP 449/09 (converted into Law 11,941/09), to retained earnings at the transition date and amortization expenses recorded in 2007 and 2006 were reversed.

  (v) Changes introduce by the adoption of Law 11,638/07

  The changes in accounting practices described above affected the stockholders' equity as of December 31, 2007 and 2006 and net income for the years ended December 31, 2007 and 2006, as presented below:

	Shareholders’	Shareholders’
	equity as of	equity as of
	December 31,	December 31,	Net income -	Net income -
	2007	2006	2007	2006
Balance originally presented	9,784,006	9,018,482	1,048,703	778,905
Write-off of deferred charges	(3,474)	(10,035)	-	-
Reversal of amortization of deferred charge	-	-	6,561	10,496

Balance according to Law 11,638/07	9,780,532	9,008,447	1,055,264	789,401

  As a result of the elimination of non-operating income (expenses) line item introduced by MP 449/08, the Company reclassified the amount of R$ 50,907 and R$ 35,176 to other operating income (expenses), net in the Company’s statements of income for the years ended December 31, 2006 and 2007, respectively.

  (d) Consolidation

  Beginning in 2008, the consolidated financial statements include the accounts of the Company and its joint-controlled subsidiary Sesamm, which were proportionally consolidated by the Company. The Company holds shared control in Sesamm, described in note 8.

  Although the Company does not hold majority ownership interest in Sesamm, the shareholders’ agreement provides veto power for certain matters together with Médio Ambient Inima S.A., indicating the significant influence of the Company on Sesamm.

  The consolidation of the balance sheet and statement of income accounts corresponds to the sum of assets, liabilities, income and expenses, according to their nature, with the appropriate eliminations of the Company’s interest in the capital and retaining earnings (losses) of Sesamm.

  3. SIGNIFICANT ACCOUNTING PRACTICES

  The Company’s accounting practices, which are based on the accrual concept, comply with the Corporate Law but differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). See Note 28 for further discussion of the differences between BR GAAP and US GAAP and the reconciliation of shareholders’ equity and net income between BR GAAP and US GAAP. Additional disclosure has been included in the notes to the financial statements to comply with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) for foreign registrants.

  (a) Revenues from sales and services

  Revenues from water and sewage services are recognized as water is consumed or as services are provided, Revenues from water and sewer services rendered, but not billed, are recorded as unbilled customer accounts receivable based on monthly estimates, in order to match such revenue with costs incurred.

  (b) Leases

  The Company does not conduct lease transations.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (c) Marketing expenses

  Marketing expenses are recorded in administrative expenses and totaled R$48,626, R$16,431 and R$11,895, for the years ended December 31, 2008, 2007 and 2006, respectively. No marketing expenses were deferred as of December 31, 2008, 2007 and 2006.

  (d) Financial income and expenses

  Financial income and expense are primarily comprised of interest, monetary and exchange variations on loans and financing, contingencies, accounts receivable and financial investments, and are calculated and reported on the accrual basis of accounting.

  (e) Income tax and social contribution

  Income and social contribution taxes (a federally mandated tax based on income) are accrued on taxable results.

  Income tax is calculated at the rate of 15%, plus a 10% surtax, and social contribution at the rate of 9%, Those rates are reported on an accrual basis.

  Deferred taxes are calculated based on taxable or deductible amounts in future years and are recognized to the extent that realization is believed to be probable.

  As permitted by the “CVM”, the Company opted not to recognize the deferred income and social contribution taxes on the revaluation reserve of property, plant and equipment recorded up to 1991.

  (f) Other income and expenses

  Other income and expenses are recorded on an accrual basis.

  (g) Cash and cash equivalents

  Cash and cash equivalents comprise primarily bank deposits and financial investments and are carried at cost plus accrued interest, if applicable, Financial investments denominated in Reais have a ready market, and are mostly represented by Bank Deposit Certificates - CDB’s. The Company is required by law to invest excess cash with financial institutions controlled by the State Government (note 4).

  (h) Financial instruments

  Classification and measurement

  The Company classifies its financial assets according to the following categories: measured at fair value through profit and loss, receivables, held-to-maturity and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets when first recorded.

  Fair value through profit and loss

  These are financial assets held for active and frequent trading. These assets are classified as current assets. Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the statement of income under “financial expense, net” in the period they occur, unless the instrument has been contracted in connection to another operation. In this case, the variations are recognized in the same line item in the statement of income affected by this instrument.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Loans and receivables

  These comprise receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. Loans and receivables are included in current assets, except for those with maturity of more than 12 months after the balance sheet date (these are classified as non-current assets). The Company's loans and receivables comprise trade accounts receivable, other accounts receivable and cash and cash equivalents. Loans and receivables are recorded at amortized cost, based on the effective interest rate method.

  Assets held-to-maturity

  These are basically the financial assets that cannot be classified as loans and receivables because they are quoted in an active market. In this case, these financial assets are acquired with the intention and financial capacity for their maintenance in the portfolio up to maturity. These are stated at cost of acquisition, plus earnings when applicable, against income (loss) for the year, based on the effective interest rate method. As of December 31, 2008 and 2007, the Company did not have financial assets classified in this category.

  Available-for-sale

  Financial assets available-for-sale are non-derivatives that are included in this category or that are not classified in any other category. They are included in non-current assets, unless the management intends to sell the investment within 12 months after the balance sheet date. Financial assets available-for-sale are recorded at fair value. Interest on available-for-sale securities, calculated based on the effective interest rate method, is recognized in the statements of income as financial income. The portion related to the change in fair value is recorded against shareholders’ equity, in the equity evaluation adjustments account, and it is realized against income (loss) upon its settlement or due to impairment. As of December 31, 2008 and 2007, the Company did not have financial assets classified in this category.

  Fair value

  Fair values of investments with public quotations are based on current purchase prices. For financial assets without an active market or public quotation, the Company determines fair value through valuation techniques, which consist of the use of recent transactions with third parties, the reference to other substantially similar instruments, the analysis of discounted cash flows and option pricing models which make the greatest use possible of information from the market and the least use possible of information from Company management.

  The Company evaluates, at the balance sheet date, if there is objective evidence that a financial asset or a group of financial assets is impaired. If there is such evidence for financial assets available-for-sale, the cumulative loss –measured as the difference between the acquisition cost and current fair value deducted by any impairment loss on this financial asset previously recognized in profit or loss - is transferred from shareholders’ equity to the statement of income.

  (i) Customer accounts receivable and allowance for doubtful accounts

  Customer accounts receivable generally do not accrue interest or indexation charges or penalties, except for refinanced agreements.

  The Company records an allowance for doubtful accounts for receivable balances in an amount that is deemed by management to be sufficient to cover probable losses in accounts receivable, based on the analysis of the history of receipts. Amounts in excess of R$ 5 and overdue for more than 360 days are provisioned. The amount thus determined is adjusted when it is excessive or insufficient, based on the analyses of the history of receipts, taking into consideration the expectation of recovery in the different categories of customers. Accounts receivable balances under R$ 5 and overdue more than 180 days are written off through a direct charge to income.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (j) Inventories

  Inventories of materials used in the operations and in the maintenance of the Company’s water and sewage systems are stated at lower of average acquisition cost or realizable value and are classified in current assets. Inventories for capital projects are classified under property, plant and equipment and are stated at the average acquisition cost.

  (k) Investments

  Investment in SESAMM is recorded and evaluated based on the equity accounting method at the Parent company, recognized in income (expenses) for the year as operating income (expense). For the purposes of calculating equity in earnings, unrealized gains or transactions between the Company and its investee are eliminated in proportion to the Company’s investment; unrealized losses are also eliminated, unless the transaction presents evidence of permanent loss (impairment) of the transferred asset.

  When necessary, the accounting practices of the investee are changed to ensure consistency with the accounting practices adopted by the Company.

  (l) Property, plant & equipment

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

  The revaluation of property, plant and equipment items, carried out in two separate stages in 1990 and 1991, was based on an appraisal report issued by independent appraisers. The referred revaluation was recorded with a corresponding credit to the “Revaluation Reserve” account in Shareholder’s equity, and is realized through depreciation, sale, and disposal of the respective assets, with a corresponding entry to “Retained earnings”.

  Construction-in-progress is recorded at cost and is primarily related to construction projects under contract with third parties. For long-term projects, the Company capitalizes these projects once the Company’s engineering department approves that the project milestones have been achieved and the Company takes delivery of the assets.

  Depreciation

  Depreciation of property, plant and equipment, is recorded using the straight-line method based on the estimated useful lives of the underlying assets, The principal depreciation rates are detailed in Note 9(a).

  Capitalization of interest

  Consistent with the requirements of accounting regulations for Brazilian utility companies, up to 1985, interest was capitalized at 12% per annum on construction-in-progress. Interest capitalized which exceeded interest expense on loans obtained to finance construction-in-progress was recorded in a capital reserve directly in shareholders' equity. Up to 1995, BR GAAP did not require the capitalization of interest costs incurred during the construction period as part of the cost of the related property, plant and equipment. However, as permitted by the Brazilian Water and Sewage Plan (Plano Nacional de Saneamento Básico - PLANASA), the Company capitalized interest on construction in progress through 1988. No interest was capitalized from 1989 to 1995. Interest was again capitalized beginning in 1996, following changes in the CVM requirements in 1996. Beginning in 1999, the Company has capitalized indexation charges on the real - denominated loans and financing and the foreign exchange effects on foreign currency loans and financing. The Company capitalizes interest incurred on borrowings to the extent that borrowings do not exceed construction-in-progress, which is recorded as a reduction of interest expense.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

  Donations

  Donations of property, plant and equipment received from third parties and government entities to enable the Company to provide water supply and sewage services are recorded in property, plant and equipment with a corresponding entry to revenue.

  (m) Intangible assets (concessions right assets)

  Between 1999 an 2006, the acquisition of concession rights from third parties has been accounted for at the amount determined in economic and business valuation reports issued by independent appraisers. The new renewals arising from the new regulatory framework were carried out based on program contracts. Upon renewal of certain program contracts, the Company assumed commitments to financially participate in social and environmental sanitation actions. These commitments are recorded in intangible assets and being amortized according to the effective period of the program contract, mostly in 30 years.

  (n) Loans and financing

  Borrowings are initially recognized at fair value, upon receipt of funds, net of transaction costs. Subsequently, the borrowings are presented at amortized cost, that is, plus charges and interest in proportion to the period incurred ("pro rata temporis").

  The non-convertible debentures are recognized in a similar manner to the loans.

  (o) Salaries and payroll charges

  Salaries and other payroll charges, including provisions for vacation pay, 13th salary and complementary payments agreed upon through collective bargaining agreements, added by the corresponding payroll charges, are recorded on an accrual basis.

  (p) Profit sharing

  The profit sharing provisions are recorded on an accrual basis in operating expenses.

  (q) Provision for contingencies and judicial deposits

  These are restated through the balance sheet dates using the probable amount of losses, determined based on their natures and on the opinion of the Company’s legal advisors. For purposes of presenting the financial statements, the

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  provision for contingencies are stated net of the correlated judicial deposits. The basis and the nature of the provisions for civil, tax, labor and environmental risks are described in note 16.

  (r) Environmental costs

  Costs relating to ongoing environmental programs are expensed, as incurred. Ongoing programs are designed to minimize the environmental impact of operations and to manage the environmental risks inherent to the Company’s activities. Provisions for contingent losses related to environmental claims are recorded when they are considered to be probable and reasonably estimated by Management.

  (s) Pension obligation

  The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação SABESP de Seguridade Social (“SABESPREV”), CVM resolution 371 of December 13, 2000 determines the recognition of actuarial liabilities exceeding to the plan assets, based on actuarial calculation carried out by independent actuaries, using the projected unit credit method.

  (t) Interest on shareholders’ equity

  Brazilian corporations are permitted to deduct for tax purposes interest on shareholders’ equity, which is a distribution similar to a dividend. For financial reporting purposes, interest on shareholders’ equity is recorded as a deduction directly from unappropriated retained earnings. This interest has been recorded in accordance with Law 9249/95, for tax deductibility purposes, limited to the daily pro-rata variation of the Long-Term Interest Rate (“TJLP”). Withholding taxes with respect to the payment of interest on shareholders’ equity is generally withheld and paid by the Company on behalf of shareholders.

  (u) Use of estimates

  The preparation of financial statements requires management to make estimates based on certain assumptions that affect the reported amounts of assets and liabilities and the reported amounts or revenues and expenses for the reporting periods. Actual results could differ from those estimates.

  (v) Earnings per share

  Earnings per share are calculated based on the number of shares outstanding at the balance sheet date.

  (x) Recovery of assets

  Property, plant and equipment and other non-current assets, are reviewed to identify evidence of unrecoverable losses annually, and also whenever events or alterations in the circumstances indicate that the carrying amount may not be recoverable. In this case, the recoverable value is calculated to verify if there is any impairment. In the event of impairment, it is recognized at the amount in which the carrying amount of the asset exceeds its recoverable value, which is the higher between the net sales price and the value in use of an asset. For evaluation purposes, assets are grouped at the lowest level for which there are separately identifiable cash flows.

4. CASH AND CASH EQUIVALENTS
	2008	2007
Cash and bank deposits	81,638	72,833
Cash equivalents	544,094	392,164
	625,732	464,997

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

5. CUSTOMER ACCOUNTS RECEIVABLE

(a) Balance sheet amounts

	2008	2007
Private sector:
General and special customers (i) (ii)	736,000	704,626
Agreements (iii)	273,586	202,037
	1,009,586	906,663
Government entities:
Municipal	521,729	524,519
Federal	28,252	25,792
Agreements (iii)	145,767	81,490
	695,748	631,801
Wholesale customers – municipal governments: (iv)
Guarulhos	400,210	383,911
Mauá	163,015	135,272
Mogi das Cruzes	16,495	12,549
Santo André	375,345	326,549
São Caetano do Sul	3,363	2,971
Diadema	115,940	99,932
	1,074,368	961,184

Unbilled supply	309,805	301,695
Subtotal	3,089,507	2,801,343
Allowance for doubtful accounts	(1,633,289)	(1,314,671)
	1,456,218	1,486,672

Current	1,129,746	1,207,885
Non-current (v)	326,472	278,787

(i)	General customers - residential and small and medium-sized companies.
(ii)	Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.)
(iii)	Agreements – installment payments of past-due receivables, plus monetary adjustment and interest.
(iv)	Wholesale customers – municipal governments – This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final consumers. Some of these municipalities are questioning in court the tariffs charged by SABESP and do not pay for the amounts in dispute. The amounts past due, which are substantially included in the allowance for doubtful accounts, are classified in long-term assets pursuant to the changes below:

	2008	2007

Balance at beginning of year	961,184	838,006
Billing for services provided	314,288	292,041
Collection – services in the current year	(135,347)	(141,451)
Collection – services in previous years	(65,757)	(27,412)
Balance at end of year	1,074,368	961,184

Current	51,384	50,769
Non-current	1,022,984	910,415

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (v) The non-current portion consists of trade accounts receivable that are past due and renegotiated with customers and amounts past due related to wholesale customers to municipal governments and is recorded net of allowance for doubtful accounts.

  (b) The aging of trade accounts receivable is as follows:

	2008	2007
Current	949,209	783,946
Past-due:
Up to 30 days	131,542	148,498
From 31 to 60 days	73,370	81,244
From 61 to 90 days	46,708	55,821
From 91 to 120 days	38,413	46,202
Between 121 an 180 days	66,267	81,313
Between 181 and 360 days	128,033	151,993
Over 360 days	1,655,965	1,452,326
	3,089,507	2,801,343

(c)	Allowance for doubtful accounts
(i)	Changes in the allowance during the year were as follows:

	2008	2007
Beginning balance	1,314,671	1,123,157
Private sector customers / government entities	99,370	86,213
Wholesale customers	219,248	105,301

Additions, net of reversals, for the year	318,618	191,514
Ending balance	1,633,289	1,314,671

Current	778,238	587,713
Non-current	855,051	726,958

  (ii) In profit and loss

  Bad debt included as part of selling expenses for the years ended December 31 was as follows:

	2008	2007	2006

Provisions (over five thousand Brazilian reais)	(201,749)	(228,367)	(241,050)
Recoveries (over five thousand Brazilian reais)	184,767	36,853	38,629
Direct write-offs (less than five thousand Brazilian reais)	(405,723)	(232,791)	(289,191)
Recoveries (less than five thousand Brazilian reais)	86,441	100,966	79,694

	(336,264)	(323,339)	(411,918)

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

  The Company recorded probable losses on accounts receivable in 2008 in the amount of R$336,264, R$17,646 of which (net of recoveries) were written off from accounts receivable (in 2007 – R$131,825 and 2006 – R$ 115,739), under “Selling expenses”. In 2007 and 2006, these losses amounted to R$323,339 and R$ 411,918 respectively.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Management believes that the allowance for doubtful accounts is sufficient to absorb probable losses in customer accounts receivable.

  (d) Unbilled amounts

  Unbilled amounts represent water and sewage services provided but not yet billed, which are estimated from the last measurement date to month-end based on prior month’s billings.

  6. TRANSACTIONS WITH RELATED PARTIES

  The Company is party to a number of transactions with its majority shareholder, the State Government, and its related agencies.

  (a) Receivable, payable and revenues and expenses with Shareholder

Receivables from Shareholder	2008	2007
Current:
Water and sewage services (i)	113,642	311,528
GESP Agreement (iii), (iv) and (v)	28,256	26,978
Reimbursement for pension benefits paid – Agreement (ii) and (vi)	23,050	-
Reimbursement for pension benefits paid – Monthly flow (ii) and (vi)	45,183	-
	210,131	338,506

Long-term:
Water and sewage services - GESP Agreement	92,396	107,911
Reimbursement for pension benefits paid (ii)	409,079	879,077
Allowance for doubtful accounts from shareholder	(409,079)	-
Reimbursement for pension benefits – Agreement (ii) and (vi)	192,077	-
Reimbursement for pension benefits – Reservoirs (ii) and (vi)	696,283	-
Long-term receivable from shareholder	980,756	986,988
	1,190,887	1,325,494

Water and sewage services	234,294	446,417
Reimbursement for pension benefits	956,593	879,077
	1,190,887	1,325,494
Payble to Shareholder
Interest on shareholders’ equity payable	148,861	551,974

Revenue and expenses
Gross revenue from sales and services
Water sales	186,286	185,976
Sewage services	157,349	149,853
Collections	(281,823)	(326,065)

Financial income	62,179	51,469

  (i) Water and sewage services

  The Company provides water and sewage services to the State Government of São Paulo and its related agencies under terms and conditions that management believes are equal to those with third parties, except for the settlement of amounts outstanding, as described further below in items (iii), (iv) and (v).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (ii) Reimbursement for pension and benefits paid

  Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4819/58 (“Benefits”) paid by the Company to former employees and pensioners.

  Under the Agreement referred to in (iii), GESP recognizes its liability from charges arising from the Benefits, provided that the payment criteria set forth by the State Personnel Department (DDPE), based on legal guidance of the Legal Consultancy of the Finance Department and of the State Attorney’s Office (PGE), are followed.

  As presented in item (vi), some differences associated to the criteria used by the Company for the calculation and eligibility of the benefits were found during the validation performed by GESP of the amounts due to the Company related to the benefits.

  As of December 31, 2008 and 2007, 2,604 and 2,635 retired employees, respectively, received additional retirement benefits, and for the years ended December 31, 2008 and 2007, the Company paid R$110,763 and R$104,622, respectively. There were 143 active employees as of December 31, 2008 who will be entitled to these benefits as a result of their retirement in comparison to 144 as of December 31, 2007.

  On January 2004, the payments that supplement retirement and pension benefits were transferred to the State Treasury Secretariat and would be made in accordance with the calculation criteria determined by the State Attorney’s Office (PGE). As a result of a legal decision, the responsibility for the payments is of SABESP again, as they were initially.

  (iii) GESP Agreement

  On December 11, 2001, the Company, the São Paulo State Government (through the State Finance Business Department, currently Finance Department) and the Water and Electricity Department (DAEE), with the intermediation of the Sanitation and Energy Department (former Water Resources, Sanitation and Construction Works Department), signed the Recognition Instrument, Consolidation of Debts, Payment Commitment and Other Covenants (“GESP Agreement”) for the settlement of outstanding debts between GESP and the Company related to the provision of water supply and sewage services and to benefits.

  The total agreement amounted to R$678,830, at historical value, (i) R$320,623 of which refers to additional retirement and pension benefits in the period between March 1986 and November 2001, and (ii) R$358,207 arising from the provision of water supply and sewage services, billed in and past due since 1985 until December 1, 2001, but not paid by GESP.

  In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for guaranteeing and maintaining the Upper Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to benefits, The Water and Electricity Department (DAEE) intends to transfer these assets to the Company as partial amortization, by assigning a receivable in the amount owed by the State.

  However, the São Paulo State Public Prosecution Office questioned the legal validity of this agreement, and its main argument is the absence of a specific legislative authorization for disposal of DAEE’s assets. The Company’s legal advisors evaluate the risk of loss from this lawsuit as probable, in case the legislative authorization is not obtained, which would hinder the transfer of the related reservoirs as a partial amortization of the balance receivable.

  The balances of water supply and sewage services were included in the First and Second amendments as described in items (iv) and (v) below. The balances related to the reimbursement of additional retirement and pension benefits were included in the Commitment Agreement between São Paulo State and SABESP, as described in item (vi) and (vii) below.

  (iv) First Amendment to the GESP Agreement

  On March 22, 2004, the Company and the State of São Paulo Government amended the terms of the original GESP Agreement, thereby (i) consolidating and acknowledging amounts due from the State Government for water and sewage services through February 2004, monetarily adjusted through February 2004; (ii) formally providing for the offset of amounts due from the State Government against interest on shareholders’s equity declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (iii) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Under the terms of the Amendment, the State Government acknowledged amounts due to the Company for water and sewage services provided through February 2004, in the amount of R$ 581,779, including monetary adjustments based on the Reference Rate (“TR”) at the end of each fiscal year through February 2004. The Company acknowledged amounts due to the State Government with respect to interest on shareholders’ equity of R$ 518,732, including (i) amounts declared and paid for years prior to 2003 (R$ 126,967), (ii) monetary adjustments on these amounts based on the annual change in the Consumer Prices Index (IPC/FIPE) through February 2004 (R$ 31,098); and (iii) amounts declared and paid relating to 2003 (R$ 360,667).

  The remaining liability is to be paid in monthly installments from May 2005 to April 2009, monetarily restated by the Extended Consumer Price Index (IPCA/IBGE), plus interest of 0.5% per month.

  The Amendment to the GESP Agreement does not provide for amounts due by the State Government related to the additional retirement and pension plan benefits paid on behalf of the State Government by the Company, which are still subject to the terms of the original GESP Agreement.

  (v) Second Amendment to the GESP Agreement

  On December 28, 2007, the Company and the State Government, by means of the Finance Department, signed the second amendment to the terms of the original GESP Agreement, (i) agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting to R$133,709 (on November 30, 2007), to be paid in 60 monthly and consecutive installments of the same amount, the first of which falling due on January 2, 2008. The amount of the installments will be monetarily restated in accordance with the variation of the IPCA-IBGE, plus interest of 0.5% per month. The balance of this agreement, the installments of which have been paid monthly, includes the amount of R$46,244, which the State does not recognize as due. SABESP’s understanding differs from that of the State regarding this amount and does admit the review of these previously agreed-upon amounts without the supported and unequivocal demonstration of the lack of support between the amounts presented by SABESP and the services effectively provided. For this reason the Company understood that the recognition of an allowance for losses regarding these amounts was not necessary at December 31, 2007 (pursuant to item VII, of the Recitals, of the Second Amendment to the Recognition Instrument, Payment Commitment and Other Covenants between the State of São Paulo and SABESP), (ii) With respect to the accounts past due and unpaid in the period between March 2004 and October 2007, arising from the provision of water supply and sewage services in the amount of R$256,608, R$236,126 was received and R$8,784 was transferred to another debtor, and R$11,698 is pending confirmation of receipt. These amounts are being jointly analyzed by SABESP and the representatives of the many State departments. To date, differences regarding the debtor but not the amount of the debt have been identified. In the event of alteration of the entity responsible for paying the account, SABESP will transfer the charge to the respective entity. The Company did not recognize an allowance for losses in this amount as it understands that the differences are substantially related to the identification of the debtor, (iii) The interest on shareholders’ equity due by SABESP to the State, related to the period between March 2004 and December 2006, in the amount of R$400,823, restated between June 2007 and November 2007, based on the Selic (Central Bank overnight rate), was paid in the period between January and March 2008, (iv) The State and SABESP agreed on immediately resuming the compliance with their mutual obligations under new assumptions: (a) implementation of an electronic account management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in the case of nonpayment of water and sewage bills.

  Approximately 94% of the billing from November 2007 and January 2009 has already been paid by the State Government.

  (vi) Third Amendment to the GESP Agreement

  GESP, SABESP and DAEE signed the Third Amendment to the GESP Agreement on November 17, 2008, through which GESP recognized a debt balance payable to SABESP in the amount of R$915,251, monetarily adjusted up to September 2008 in accordance with the variation of the IPCA-IBGE, corresponding to the Indisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs as part of the payment of the Indisputed Reimbursement and offered to GESP a provisional settlement, recognizing a credit in the amount of R$696,283, corresponding to the value of the reservoirs. The final settlement will only be effected on the actual transfer of the property with the proper Registry of Deeds Office. The outstanding balance in the amount of R$218,967 is being paid in 114 monthly and consecutive installments, in the amount of R$1,920 each, including the annual IPCA/FIPE variation, plus interest of 0.5% p.m., the first of which falling due on November 25, 2008.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  The Company and the State Government are working together on the obtainment of a legislative authorization to transfer the reservoirs to SABESP, overcoming the uncertainties arising from the public lawsuit mentioned in item (iii). The reservoirs will be transferred to the Company after the publication of the legislative authorization.

  In addition, the third amendment provides for the regularization of the monthly flow of benefits. While SABESP is liable for the flow of monthly payment of benefits, the State shall reimburse SABESP based on the criteria identical to those applied when determining the Indisputable Reimbursement. Should there be no preventive court decision, the State shall assume the flow of monthly payment of benefits portion deemed as undisputed.

  The difference between the Indisputable Reimbursement and the amount actually paid by the Company is the Controversial Amount. On March 4, 2009, the Company submitted a request for the review of the differences which originated the Controversial Amount to the State Attorney General (PGE).

  (vii) Controversial Amount of benefits

  As mentioned before, on November 17, 2008, the Company and the State signed the Third Amendment to the GESP Agreement, when the reimbursements called disputed and undisputed were quantified. This amendment established the efforts to calculate the so-called Disputed Reimbursement of the Benefits. Under clause four (4) of the amendment, the Disputed Reimbursement represents the difference between the Undisputable Reimbursement and the amount actually paid by the Company as Pension benefits and pensioners set out in Law 4819/58, for which, the Company understands, the State of São Paulo is originally liable, but paid by SABESP by May 2008, under a court order.

  By entering into the Third Amendment, the PGE agreed to reassess the differences that gave rise to the disposed reimbursement of benefits set out in Law 4819/58. At the time, this expectation was based on the willingness of the PGE to reanalyze the issue and the implied right of the Company to the reimbursement, including based on opinions from outside legal advisors.

  However, new opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010 refute, once again, the reimbursement of the largest portion of this amount. As as result, management changed its understanding on the receipt of the Disputed Reimbursement after direct negotiations with the State.

  Even though the negotiations with the State are still in progress, it is no longer possible to assure that the Company will recover the receivables related to the Disputed Reimbursement without a dispute.

  SABESP shall not waive the receivables from the State to which the Company considers itself to be legally entitled. Accordingly, it will take all possible actions to resolve the issue at all technical and court levels. Should this dispute persist, the Company will take all the necessary actions to protect the Company interests.

  In view of these circumstances, the Company’s management decided to record in the year ended December 31, 2008 an expense for the allowance for losses related to this disputed balance. This expense was recognized in “Other operating income (expenses), net” and totaled R$409.1 million.

  Also as a result of the events above, management understands that in addition to the less than probable likelihood of receiving the portion named Disputed Reimbursement, the same applies to the future payments that will not be reimbursed by the State. Accordingly, the Company recognized the obligation related to the actuarial commitment maintained with the beneficiaries, whose right as it is paid by SABESP is for now denied by the State. This expense was recognized in “Other income (expenses), net” and totaled R$535.4 million. For detailed information on the actuarial obligation matter see note 14.

  (b) Cash and cash equivalents

  The Company’s cash and cash equivalents with financial institutions controlled by the State Government amounted to R$579,750 and R$421,630 as of December 31, 2008 and 2007, respectively. The financial income arising from these investments totaled R$62,179 and R$51,469 in the years ended December 31, 2008 and 2007, respectively. The Company must, pursuant to a State Decree, invest its surplus resources with financial institutions controlled by the State Government.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (c) Arrangements to use reservoirs

  In its operations, the Company uses the Guarapiranga and Billings reservoirs; should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. The Company does not pay any fee for the use of these reservoirs but it is responsible for their maintenance and operating costs.

  (d) Contracts with reduced Fare for State and Municipal Government Entities that adhere to the Program of Rational Use of Water

  The Company has entered into contracts with public entities related to the State Government and other municipalities involving approximately 6,130 properties that are benefited with a 25% tariff reduction for water and sewage services. The contract provides for the implementation of the program of rational use of water, which considers the reduction in water consumption.

  (e) Guarantees

  The State Government and the Brazilian Federal Government, in some cases, provide guarantees of, or security for, the Company’s loans and financing. The Company does not pay any fees with respect to these guarantees.

  Management is making efforts to maintain the State’s payments with respect to transactions with related parties in non-default on a permanent basis.

  (f) SESAMM

  On August 15, 2008, the Company, together with the companies OHL Médio Ambiente, Inima S.A.U. Unipersonal (“Inima”), Técnicas y Gestion Medioambiental S.A.U. (“TGM”) and Estudos Técnicos e Projetos ETEP Ltda. (“ETEP”) incorporated the company Serviços de Saneamento de Mogi Mirim S.A. – SESAMM (“SESAMM” or the “Subsidiary”), which is engaged in the provision of complementary services to the sewage diversion system and implementing and operating a sewage treatment system in the municipality of Mogi Mirim, including the disposal of generated solid waste, as mentioned in note 8.

  (g) Personnel assignment agreement among entities related to the State Government

  The Company has personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed.

  In 2008, the expenses with personnel assigned by SABESP to other state government entities amounted to R$5,503.

  In the same period, the expenses with personnel assigned by other entities to SABESP totaled R$1,267.

  (h) Services obtained from state government entities

  On December 31, 2008, SABESP had an outstanding amount payable of R$17,739 for services rendered by São Paulo state government entities including the electric power supply by Companhia Energética de São Paulo - CESP and the coordination of construction work by the Water and Electricity Department (DAEE) in reservoirs owned by the latter and used by the Company, which correspond to 93% of the balance payable.

  Expenses related to construction work performed by DAEE amounted to R$11,135.

  (i) Non-operating assets

  As of December 31, 2008 and 2007, the Company had an amount of R$26,479 mainly related to free land lend to the associations, support entities, non-governmental organizations and to DAEE (Water and Electricity Department), among others. The free land lend to DAEE amounted to R$2,289.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (j) SABESPREV

  The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação SABESP de Seguridade Social – Sabesprev. The net actuarial liability recognized as of December 31, 2008 amounted to R$419,871.

  7. INDEMNITIES RECEIVABLE

  Indemnities receivable are a non-current asset that represents amounts receivable from the Municipalities of Diadema and Mauá as an indemnity for their unilateral termination of the concessions for water supply and sewage services of the Company in 1995. As of December 31, 2008 and 2007, this asset amounted to R$148,794 (nominal amounts).

  Due to these concession agreements, the Company invested in the construction of water and sewage systems in those municipalities in order to meet the concession service commitments. For the unilateral termination of the Diadema and Mauá concessions, the municipalities assumed the responsibility of supplying water and sewage services in those regions. At that time, the Company reclassified the balances of property, plant and equipment related to the assets used in those municipalities to non-current assets (indemnities receivable).

  The net book value of property, plant, and equipment relating to the Municipality of Diadema, reclassified in December 1996, amounted to R$75,231, and the indemnity balance from the municipality amounted to R$62,876.

  The net book value of property, plant, and equipment relating to the Municipality of Mauá, reclassified in December 1999, amounted to R$103,763, and the indemnity balance from the municipality amounted to R$85,918.

  The Company’s right to recover these amounts have been challenged by the municipalities and no amount has been received to date.

  SABESP filed lawsuits to collect the amounts due by the municipalities. With respect to Diadema, the decision of the lower court judge was unfavorable to SABESP, which filed an appeal in November 2000. On December 2005, SABESP’s appeal to have the agreement entered into with the municipality of Diadema declared valid was partially accepted. In October 2006, the municipality administration office filed special and extraordinary appeals, which were rejected by the Chief Jude on March 2007. The municipal administration office filed new interlocutory appeals against this decision. The interlocutory appeal filed to the Federal Supreme Court (STF) was accepted but only for the purposes of determining the sentence for the extraordinary appeal that had been rejected. On December 2007, the decision that accepted the execution of the Companhia de Saneamento the Diadema – Saned was rendered, ordering this company to be summoned to pay the full amount of the debt within 15 days under the penalty of fine. Saned filed an interlocutory appeal against the decision but the appeal was rejected by the Court of Justice in June 2008. Accordingly, the judge approved the seizure of cash from Saned’s bank accounts and temporary cash investments (online seizure) in the proportion of 10% of the adjusted debt, but did not approve the seizure of a percentage of Saned’s billing. Saned filed an appeal regarding the first decision and SABESP filed an appeal regarding the second decision, and both await judgment. The seizures made total R$2,838 (already transferred to judicial account). Subsequently, the Court of Justice determined that the seizure be made through weekly deposits by Saned in the amount corresponding to 20% of everything received in its bank accounts and temporary cash investments.

  On December 29, 2008, Saned and the Municipality of Diadema signed a Letter of Intentions with the São Paulo State and SABESP with the purpose of preparing studies and conducting negotiations to guide Diadema’s and SABESP’s decisions, aiming to establish SABESP as the exclusive provider of water supply and sewage services for the Municipality of Diadema, within three months.

  The parties agree that the settlement of the existing conflicts between the companies is indispensable for the proper development of the public utility services of water supply and sewage services in the Municipality of Diadema.

  In January 2009, the parties filed a joint petition requesting the suspension of new seizures, for a three-month period, trying to enable an agreement. The suspension was confirmed by the Tax Court. The suspension request was renewed in April 2009, October 2009, and January 2010.

  With respect to Mauá, a lower court decision demanded this Municipality to pay the amount of R$153.2 million as a compensation for loss of profits. In April 2005, the Municipality of Mauá filed an appeal against this decision. On July 2006, the decision was converted into a measure consisting of an expert clarification on the amount of the indemnity for loss of profits. The clarification was provided on December 2007, and the expert confirmed the amount of the loss of profits determined by the lower court. In August 2008, the Court of Justice decided for the integral maintenance of the lower court decision. The decision still be appealed by the other party.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Based on the opinion of the Company’s legal advisors, management continues to state that the Company is entitled to receive the amounts related to the indemnity and continues to monitor the status of the lawsuits.

  8. INVESTMENTS

  On August15, 2008, the company Serviços de Saneamento de Mogi Mirim S.A. – SESAMM was incorporated for a period of 30 years as of the date the concession contract with the municipality of Mogi Mirim, which was executed for the purpose of providing complementary services to the sewage diversion system and implementing and operating a sewage treatment system in the municipality of Mogi Mirim, including the disposal of generated solid waste.

  Sesamm’s capital as of December 31, 2008, in the amount of R$ 10,669, comprises 10,669,549 nominative shares, without a par value, and SABESP holds 36% of the voting rights.

  The Company entered into an agreement which provides veto power for certain situations together with Médio Ambient Inima S.A.

9. PROPERTY, PLANT AND EQUIPMENT

	2008			2007

	Adjusted	Accumulated
	cost	depreciation	Net	Net
In use:
Water systems:
Land	963,427	-	963,427	961,538
Buildings	2,754,928	(1,657,905)	1,097,023	1,251,672
Connections	1,035,085	(424,771)	610,314	584,979
Water meters	306,845	(153,635)	153,210	144,300
Networks	3,568,318	(1,182,216)	2,386,102	2,391,789
Wells	209,646	(116,162)	93,484	97,490
Equipment	554,575	(380,152)	174,423	169,185
Other	16,722	(13,837)	2,885	3,124
	9,409,546	(3,928,678)	5,480,868	5,604,077

Sewage systems:
Land	349,734	-	349,734	348,508
Buildings	1,658,417	(711,226)	947,191	1,002,059
Connections	966,460	(426,807)	539,653	552,297
Networks	5,695,263	(1,363,032)	4,332,231	4,320,058
Equipment	624,878	(463,352)	161,526	123,124
Other	5,054	(3,001)	2,053	2,113
	9,299,806	(2,967,418)	6,332,388	6,348,159

General use:
Land	107,706	-	107,706	107,706
Buildings	139,009	(84,952)	54,057	57,882
Transportation equipment	147,037	(127,363)	19,674	10,959
Furniture, fixtures and equipment	355,529	(194,332)	161,197	139,733
Free lease land	20,556	-	20,556	20,556
Free lease assets	8,412	(2,489)	5,923	5,923
	778,249	(409,136)	369,113	342,759

	19,487,601	(7,305,232)	12,182,369	12,294,995

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	2008			2007

	Adjusted	Accumulated
	cost	depreciation	Net	Net
Construction in progress:
Water systems	935,829	-	935,829	734,016
Sewage systems	1,800,344	-	1,800,344	1,018,620
Other	8,074	-	8,074	3,737

	2,744,247	-	2,744,247	1,756,373

Total	22,231,848	(7,305,232)	14,926,616	14,051,368

  Property, plant and equipment represent assets involved in the provision of water supply and sewage services. Under the assets arising from contracts negotiated based on economic and financial reports and program contracts, SABESP is both the owner and the manager.

  In December 2008, 68 concession agreements had expired and all of them are under negotiation with the municipalities, without hindering the service provision. The carrying amount of property, plant and equipment used in these municipalities totals R$1,582,424. In 2008, the depreciation charges of these municipalities were R$44,454.

  The concession agreements provide for the assets to be returned to the concession grantor at the end of the term by means of an indemnity at the net book value or fair value in accordance with what is stipulated in each contract. In the program contracts, the indemnity will correspond to the present value of the cash flow in the remaining period on the date the services are resumed, monetarily restated, plus interest to the date of the effective payment.

  (a) Depreciation

  Depreciation is calculated based on the following annual rates:

  Structure – 4%, connections – 5%, water meters – 10%, networks – 2%, wells – 5%, equipments – 10%, transportation equipment – 20%, furniture and fixtures – 10%.

(b)	Disposals of property, plant, and equipment
(i)	The Company wrote off property, plant and equipment items in the amount of R$20,632, R$ 68,568, and R$54,350 in 2008, 2007 and 2006, respectively. Of these losses, R$12,105, R$14,247 and R$ 21,348 in 2008, 2007 and 2006 respectively, refers to items in use, due to obsolescence, theft and sale and R$8,527, R$54,103 and R$26,459, in 2008, 2007 and 2006, respectively, to discontinued construction, unproductive wells and projects which were determined to be no longer economically feasible.

  (ii) In 2008, the Company recorded losses on property, plant and equipment in the amount of R$137,346 referred to leasehold improvements (DAEE – Sistema Produtor Alto Tietê).

  (c) Capitalization of interest and financial charges

  The Company capitalized interest and monetary adjustment, including exchange variation, in property, plant and equipment in the amount of R$219,430 in the year ended December 31, 2008, (2007 – R$(13,338), 2006 – R$5,784) and during this period these assets were presented as construction in progress.

  (d) Construction in progress

  Construction in progress refers mainly to new projects and operating improvements and are represented by:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	2008	2007
Water systems:
Networks and connections	300,630	178,977
Transmission	24,835	22,281
Water treatment	90,133	71,375
Sub-transmission	343,657	225,646
Production and storage	126,648	160,602
Other	49,926	75,135
	935,829	734,016
Sewage systems:
Collection	1,332,002	710,960
Treatment	335,451	179,604
Other	132,891	128,056
	1,800,344	1,018,620
Other	8,074	3,737
	2,744,247	1,756,373

  (e) Expropriations

  As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties’ properties, and the owners of these properties will be compensated either amicably or through courts.

  The amount of compensation to be paid starting in 2009 is estimated at approximately R$489 million (unaudited) which will be paid with own funds. The assets to be received as a result of these negotiations will be recorded as property, plant, and equipment after the transaction is completed. In 2008, the amount related to expropriations was R$11,004 (2007 - R$16,813).

  (f) Assets offered as guarantee

  As of December 31, 2008 and 2007, the Company had assets in the amount of R$249,034 offered as guarantee to the request for the PAES (tax debt refinancing program) (note 13).

  (g) Non-operating assets

  As of December 31, 2008 and 2007, the Company had an amount of R$26,479 mainly related to free land lend to the associations, support entities, non-governmental organizations and to DAEE (Water and Electricity Department), among others.

  (h) Revaluation

  Property, plant and equipment items were revalued in 1990 and 1991 and are depreciated at annual rates that correspond to their remaining useful lives determined in the related reports, which, as general rule, fall into the periods of the rates presented above.

  As allowed by CVM Instruction No, 197/93, the Company failed to recognize a provision for the deferred tax effect on the appreciation arising from the revaluation of property, plant and equipment in 1990 and 1991. Should income and social contribution taxes be recognized on the revaluation reserve, the unrealized amount as of December 31, 2008 would total R$371,088 (2007 – R$400,606). The amounts of R$102,272, R$87,670 and R$86,817 of the revaluation reserves were realized in the years ended December 31, 2006, 2007 and 2008, respectively.

  The Company’s management opted to maintain the revaluation reserve until its actual realization.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (i) Fully depreciated assets

  As of December 31, 2008, the carrying amount of the fully depreciated assets that are still in use is R$882,707 (2007 – R$606,142).

  10. INTANGIBLE ASSETS

  (a) Concession agreements based on economic-financial appraisal report

  In the period between 1999 and 2006, the negotiations for new concessions were conducted on the basis of the economic and financial profit or loss of the transaction, determined in an appraisal report issued by independent appraisers.

  The amount determined in the respective contract, after the transaction is closed with the municipal authorities, with payment through Company shares or in cash, was recorded in this account and amortized over the period of the related concession (usually 30 years). As of December 31, 2008 and 2007 there were no amounts pending related to these payments to the municipalities.

Intangible assets	2008	2007
Concessions (i)	509,724	507,789
Program contracts (commitments) (ii)	249,639	-
Software license (iii)	9,602	-
Program contracts - investments made (iv)	46,451	8,705
	815,416	516,494

  (i) Concessions

  The net amount shown relates to concessions with the following municipalities:

	2008			2007
		Accumulated
	Historical cost	amortization	Net	Net
Agudos	8,695	(2,466)	6,229	5,606
Bom Sucesso do Itararé	734	(60)	674	313
Campo Limpo Paulista	17,650	(3,868)	13,782	12,045
Conchas	3,786	(730)	3,056	2,951
Duartina	1,855	(410)	1,445	1,246
Estância de Serra Negra	15,582	(2,505)	13,077	13,203
Itapira	16,148	(1,330)	14,818	14,793
Itararé	6,438	(1,835)	4,603	4,167
Marabá Paulista	1,885	(183)	1,702	1,496
Miguelópolis	10,648	(1,426)	9,222	3,201
Osasco	295,841	(79,242)	216,599	218,860
Paraguaçu Paulista	15,687	(4,707)	10,980	10,233
Paulistânia	157	(40)	117	120
Sandovalina	2,523	(216)	2,307	2,283
Santa Maria da Serra	1,171	(312)	859	882
São Bernardo do Campo	237,464	(38,981)	198,483	206,437
Várzea Paulista	15,608	(3,837)	11,771	9,953
Total	651,872	(142,148)	509,724	507,789

  The amortization of intangible assets is performed during the effective period of the concession agreements of the related municipalities.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  In 2008, 2007 and 2006, amortization expenses related to concession intangible rights were R$21,509, R$20,147 and R$ 20,030, respectively.

  (ii) Program contracts (Commitments)

  After the enactment of the regulatory framework, renewals are made through program contracts. Upon renewal of certain program contracts, the Company assumed commitments to financially participate in social and environmental sanitation actions. These commitments were recorded as a contra entry to intangible assets in the amount of R$252,770 net of the adjustment to present value of R$81,726. These commitments are being amortized according to the effective period of the program contract (mostly 30 years).

The amounts refer to the following municipalities:
	2008
		Accumulated
Municipality	Amount	amortization	Net
Alfredo Marcondes	70	(2)	68
Aparecida D’Oeste	45	(1)	44
Avaré	5,000	(83)	4,917
Bento de Abreu	50	(2)	48
Bocaina	800	(27)	773
Caçapava	9,000	(150)	8,850
Campos do Jordão	3,000	(133)	2,867
Capão Bonito	2,000	(33)	1,967
Emilianópolis	112	(5)	107
Fartura	243	(4)	239
Fernandópolis	9,500	(317)	9,183
Franca	20,676	(976)	19,700
Indiaporã	250	(4)	246
Jales	4,426	(197)	4,229
Lorena	9,000	(300)	8,700
Mococa	8,844	(147)	8,697
Mombuca	197	(7)	190
Monte Alto	5,000	(97)	4,903
Novo Horizonte	5,000	(83)	4,917
Pindamonhangaba	16,000	(356)	15,644
Piratininga	350	(7)	343
Planalto	39	(2)	37
Riolândia	2,643	(44)	2,599
São José dos Campos	142,945	-	142,945
São Luiz Paraitinga	600	(20)	580
São Manuel	1,300	(22)	1,278
Tupã	5,540	(108)	5,432
Valentim Gentil	140	(4)	136
Total	252,770	(3,131)	249,639

  In 2008, amortization expenses related to the program contracts total R$3,131.

  The amounts not yet disbursed related to program contracts are recorded in “other current liabilities” in the amount of R$35,308, and in “other liabilities” in non-current liabilities in the amount of R$111,118.

  (iii) Software license

  As of December 31, 2008, the net amount of software license was R$9,602.

  (iv) Program contracts – investments made

  These refer to the renewals of contracts previously denominated as full concession to operation concession, through program contracts with the purpose of providing municipal public utility services of water supply and sewage services, under which the Company is both the owner and the manager of the assets purchased or constructed during the period of these contracts (30 years).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	2008			2007
	Adjusted cost	Accumulated	Net	Net
		amortization
Water system
Buildings	567	(9)	558	31
Connections	6,574	(99)	6,475	1,180
Water meters	4,627	(99)	4,528	1,024
Networks	5,174	(72)	5,102	627
Wells	752	(5)	747	-
Equipment	3,075	(55)	3,020	518
Other	111	(1)	110	-
	20,880	(340)	20,540	3,380
Sewage systems
Buildings	6,802	(105)	6,697	1,751
Connections	6,204	(113)	6,091	1,427
Networks	8,593	(118)	8,475	1,214
Equipment	1,810	(26)	1,784	217
	23,409	(362)	23,047	4,609
General use
Buildings	66	(2)	64	-
Transportation equipment	1,042	(33)	1,009	189
Furniture, fixtures and equipment	1,836	(45)	1,791	527
	2,944	(80)	2,864	716
Total	47,233	(782)	46,451	8,705

  The assets of the municipalities are amortized over the period of the program contracts.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  11 - LOANS AND FINANCING

	2008			2007
	Current	Non-current	Total	Current	Non-current	Total	Guarantees	Final maturity	Annual interest rate	Monetary adjustment
Financial institution:
In local currency
							Government of the
							State of São Paulo and
Federal Government/ Banco do Brasil	263,497	1,406,001	1,669,498	238,194	1,642,644	1,880,838	Own Funds	2014	8.50%	UPR
6th Issue of debentures	240,346	229,690	470,036	-	427,657	427,657	No guarantees	2010	11%	IGP-M
7th Issue of debentures	200,000	123,497	323,497	-	312,362	312,362	No guarantees	2010	CDI+1.5% and 10.8%	IGP-M
8th Issue of debentures	350,000	425,831	775,831	-	737,438	737,438	No guarantees	2011	CDI+1.5% and 10.75%	IGP-M
9th Issue of debentures	-	218,146	218,146	-	-	-	No guarantees	2015	CDI+2.75% and 12.87%	IPCA
Caixa Econômica Federal	68,840	567,149	635,989	58,267	490,904	549,171	Own Funds	2009/2022	5% to 9.5%	UPR
FIDC – SABESP I	55,556	69,444	125,000	55,555	125,000	180,555	Own Funds	2011	CDI + 0.70%
National Bank for Economic and Social Development (BNDES)	42,814	126,657	169,471	41,904	165,689	207,593	Own Funds	2013	3% + TJLP 6% LIMIT
National Bank for Economic and Social Development (BNDES) – Baixada Santista	-	32,145	32,145	-	-	-		2019	2,5%+TJLP 6% LIMIT
Other	2,802	13,586	16,388	3,146	18,753	21,899		2009/2011	12% / CDI /TJLP + 6%	UPR
Accrued interest	118,843	29,281	148,124	93,398	32,036	125,434
	1,342,698	3,241,427	4,584,125	490,464	3,952,483	4,442,947

In foreign currency
Inter-American Development Bank (IADB) US$ 412,260 thousand (2007 – US$ 432,099 thousand)	86,420	877,031	963,451	64,764	700,613	765,377	Federal Government	2016/2025	3.00% to 5.61%	Currency Basket Variation + US$
Eurobonds – US$ 140,000 thousand ( 2007 – US$ 238,052 thousand)	-	327,180	327,180	173,680	247,982	421,662		2016	7.5%	US$
JBIC – Yen 15,116,861 thousand (2007 – Yen 2,654,422 thousand)	-	390,015	390,015	-	42,043	42,043	Federal Government	2029	1.8% to 2.5%	Japanese Yen
IADB 1983AB – US$ 250,000 thousand	-	580,595	580,595	-	-	-		2023	4.47% to 4.97%	US$
Accrued interest	19,742	-	19,742	13,206	-	13,206
	106,162	2,174,821	2,280,983	251,650	990,638	1,242,288
	1,448,860	5,416,248	6,865,108	742,114	4,943,121	5,685,235

Exchange rate as of December 31, 2008: US$2.3370; Yen 0.02580 – (2007 – US$1.7713; Yen 0.015839 )

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (a) Banco do Brasil

  In March 1994, existing loan agreements with Caixa Econômica Federal were refinanced and the loan rights were transferred by that financial institution to the Federal Government, with Banco do Brasil acting as an agent. Under the terms of the agreement signed with the Federal Government, payments are made based on the “Price” amortization system, monthly indexed by the Standard Reference Unit (UPR), which is equal to the Government’s benchmark Interest Rate (TR), plus interest of 8.5% per year. The interest and principal amount are monthly paid with final maturity in 2014. This financing is guaranteed by the São Paulo State Government by a pledge of its own revenues and revenues of the Company.

  (b) Debentures

  (i) 6th Issue

  On September 17, 2004, the Company registered with CVM a securities program in the total amount of R$1,500,000. As part of this program, the Company issued on September 1, 2004, 600,000 debentures in three series, without renegotiation, with a face value of R$1 each, totaling R$600,000. The date for the financial settlement of the operation was September 21, 2004 for the 1st series and September 22, 2004 for the 2nd and 3rd series.

The debentures were placed on the market as follows:

	Number	Adjustment	Interest	Payment of interest	Repayment	Maturity
1st Series	231,813		CDI+1.75% p.a.	Semiannual	Single installment	September 2007
2nd Series	188,267	IGP-M	11% p.a.	Annual	Single installment	September 2009
3rd Series	179,920	IGP-M	11% p.a.	Annual	Single installment	September 2010

  Interest expenses totaled R$26,999, R$23,290 and R$ 21,932 in 2008, 2007 and 2006, respectively, related to the 2nd series, and R$25,802, R$22,258 and R$ 20,960, respectively, related to the 3rd series. The remaining balances of accrued interest to be paid, amounting to R$8,714 (2007 – R$7,366) for the 2nd series and R$8,328 (2007 – R$7,040) for the 3rd series, are recorded under “Loans and financing” in current liabilities.

  On September 3, 2007, the 1st series of the 6th issue of debentures was fully paid for.

  (ii) 7th Issue

  Pursuant to the program recorded with CVM on September 17, 2004, the Company issued on March 1, 2005, 300,000 debentures in two series, without renegotiation, with a face value of R$1, totaling R$300,000. The date for the financial settlement of the operation was March 14, 2005.

The debentures were placed on the market as follows:
	Number	Adjustment	Interest	Payment of interest	Repayment	Maturity
1st series	200,000		CDI+1.5% p.a.	Semiannual	Single installment	March 2009
2nd series	100,000	IGP-M	10.80% p.a.	Annual	Single installment	March 2010

  Interest expenses totaled R$27,171, R$26,159 and R$ 32,305 in 2008, 2007 and 2006, respectively, related to the 1st series, and R$13,444, R$11,974 and R$ 11,162 respectively, related to the 2nd series. The remaining balances of accrued interest to be paid, amounting to R$9,861 (2007 – R$7,788) for the 1st series and R$11,128 (2007 –R$9,975) for the 2nd series, are recorded under the “Loans and financing” in current liabilities.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (iii) 8th Issue

  To terminate the program registered with CVM on September 17, 2004, the Company issued on June 1, 2005, 700,000 debentures, using the option to increase the number of debentures allowed by up to 20%, pursuant to the provision of paragraph 2 of Article 14 of CVM Instruction No, 400/03, distributed in two series, without renegotiation, with the face value of R$1 each, totaling R$700,000. The date for the financial settlement of the operation was June 24, 2005. The amount raised was used to settle the Eurobonds contract.

The debentures were placed on the market as follows:
	Number	Adjustment	Interest	Payment of interest	Repayment	Maturity
1st series	350,000		CDI+1.5% p.a.	Semiannual	Single installment	June 2009
2nd series	350,000	IGP-M	10.75% p.a.	Annual	Single installment	June 2011

  Interest expenses totaled R$47,580, R$45,744 and R$ 56,385 in 2008, 2007 and 2006, respectively, related to the 1st series, and R$46,357, R$40,496 and R$ 37,953, respectively, related to the 2nd series. The remaining balances of accrued interest to be paid, amounting to R$4,149 (2007 – R$3,187) for the 1st series and R$26,867 (2007 –R$23,444) for the 2nd series, are recorded under the “Loans and financing” in current liabilities.

  (iv) 9th issue

  On October 23, 2008, the Company registered with CVM a securities program in the total amount of R$3,000 million and made a Public Offering of Debentures, unsecured and non-convertible, of the 9th issue, in the context of the said program. The characteristics of the debentures are as follows:

	1st series	2nd series
CVM registration	CVM/SER/DEB/2008-029	CVM/SER/DEB/2008-030
Number	100,000	120,000
Issue date	10/15/2008	10/15/2008
Unit value (R$ thousand)	R$1	R$1
Return	DI plus 2.75% p.a.	12.87% p.a.
Monetary adjustment	None	IPCA
Payment of return	Semiannual	Annual
Final amortization *	10/15/2013	10/15/2015
Optional redemption	From the 24th month	From the 24th month

  The repayments will be made in 3 annual and consecutive installments of the same amount, the first of which falling due on October 15, 2011 for the 1st series and October 15, 2013 for the 2nd series.

  The date for the financial settlement of the operation was November 7, 2008 for the 1st series and November 10, 2008 for the 2nd series.

  The funds arising from this issuance were used to refinance debts falling due.

  Interest expenses incurred in 2008 totaled R$3,340 related to the 1st series and R$ 3,185 to the 2nd series, accrued interest balances to be paid in the next year are recorded under the “Loans and financing” in current liabilities.

  Covenants of the 6th, 7th, 8th and 9th issue of debentures:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  • Adjusted current liquidity (current assets divided by current liabilities, excluding from current liabilities the portion of non-current debts contracted by the Company that are recorded in current liabilities ) higher than 1.0.

  • Ebitda/Financial expenses equal to or higher than 1.5.

  • The noncompliance with these obligations will only be characterized as such when they can be verified in the quarterly financial statements for at least two consecutive quarters or for two nonconsecutive quarters in the same twelve-month period.

  In case of non-compliance with the covenants, the trustee should call an extraordinary debentureholers’ meeting within 48 hours from the acknowledgement of the non-compliance to resolve on the declaration of accelerated maturity of the debentures.

  (c) Caixa Econômica Federal

  Pro-Sanitation Program.

  (i) Water and sewage

  Several loan agreements were signed between 1996 and 2004 under the Pro-Sanitation Program with a view to expanding and improving the water supply and sewage systems of several municipalities of the State of São Paulo and of the City of São Paulo. The loans are collateralized by the collections of the daily billings of water supply and sewage services up to the total amount of the debt.

  Contractually established repayment terms range from 120 to 180 months, starting at the beginning of the related collections.

  The balance as of December 31, 2008 was R$614,934 (2007 - R$527,669), and the unused amount of these loans was R$217,106.

The contractual charges are:
Contract signed in:	1996	1997	1998 to 2004

Interest rate	9.5% p.a.	6.5% to 8.0% p.a.	6.5% to 8.0% p.a.
During the grace period:
	1.0% p.a. on the	1.0% p.a. on the
Risk rate	amount	amount	0.6% p.a. or 2% p.a.
	disbursed	disbursed	on the outstanding balance
Management fee	0.12% p,m, on the	2.0% p.a. on the	1.0% p.a. on the amount
	contract amount	amount disbursed	disbursed or 2% p.a. on the
amount disbursed for the
contracts signed between 2003
and 2004
In the return phase:
Management fee	Difference between	1.0% on the debt	1.0% on the debt balance
	the calculation of the	balance
installment and the
rate of 10.5% p.a. less
the rate of 9.5% p.a.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (ii) Pró-Sanear Program

  In 1997, 1998 and 2008, contracts were signed under the Pró-Sanear Program for the improvement of water and sewage services, with the participation of the communities receiving the services, in several municipalities of the Metropolitan Region of São Paulo. The loans are collateralized by the collections of the daily billings of water supply and sewage services up to the total amount of the debt. Repayments will be made in 180 months after the beginning of collections. As of December 31, 2008, the balance was R$21,055 (2007 - R$21,502), and the amount available for use from these loans, for projects already in progress, was R$94,529.

  The financial charges are:

  Interest rate – 5.0% p.a.
  Management fee (grace period) – 2.0% p.a. on the outstanding balance
  Management fee (repayment phase) – 1.0% p.a. on the outstanding balance
  Risk rate (grace period) – 1.0% p.a. on the amounts disbursed

  (iii) Growth Acceleration Program – PAC

  In 2007 and 2008, several contracts linked to the Sanitation Program (PAC) were entered with several municipalities, with funds from the Government Severance Indemnity Fund for Employees (FGTS). The contracts are guaranteed by a monthly flow of the billings corresponding to the minimum of three times the monthly charge. Repayments will be made in 240 months after the beginning of collections. The payment of the contracts has not begun, and the amount available for use was R$ 796,558.

  The financial charges are:

  Interest rate - 6% p.a.
  Management fee – 1.05% p.a. during the period of the contract
  Risk rate – 0.3% p.a. on the adjusted debt balances.

  Covenants:

  Through the Agreement for Performance Improvement, targets are established for financial indicators (operating margin, revenue evasion, cash and cash equivalents and reduction of the number of days accounts receivable are compromised), as well as operating indicators that, based on the past two years, are annually projected for the following five years.

  The non-compliance with the covenants will accelerate the maturity of the contract.

  (d) BNDES

  Contract 01.2.619.3.1 - signed in August 2002, in the total amount of up to R$60,000, for the purpose of financing part of the Company’s contribution to the Tietê River Pollution Abatement Project - Stage II, related to loan agreement 1212/OC - BR with the Inter-American Development Bank (IADB). The related project is in progress and the outstanding balance as of December 31, 2008 was R$42,367 (2007 – R$51,896).

  The onlending agreement 10/669.748-6, in the total amount of R$180,000, was distributed among the financing agents as follows:

Agent	Amount
Unibanco – União de Bancos Brasileiros S.A/.	60,000
Banco BBA Creditanstalt S.A.	51,000
Banco Alfa de Investimento S.A.	39,000
Banco Itaú S.A.	30,000
Total	180,000

  The related project is in the performance stage and the outstanding balance as of December 31, 2008 was R$127,104 (R$155,697 in 2007). The funds are passed on from BNDES to the agents and from the latter to SABESP. The onlending agreement has the same purpose as the agreement between BNDES and SABESP, and the same interest and repayment terms, as follows:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Interest - TJLP limited to 6% p.a., plus a spread of 3% p.a., paid quarterly during the grace period, and monthly in the repayment phase. The TJLP portion exceeding 6% p.a. will be added to the outstanding balance.

  Contract repayment was initiated in September 2005, with monthly payments and conclusion scheduled for February 2013.

  The contracts are collateralized by part of revenues from the provision of water and sewage services.

  Covenants:
•	Adjusted current ratio: higher then 1.0;
•	Ebitda / Net Operating Revenue: equal or higher than 38%;
•	Total connections (water and sewage)/own employees: equal or higher than 520;
•	Ebitda / Debt Service: equal or higher than 1.5;
•	Shareholders’ Equity/Total Liabilities: equal or higher than 0.8.

  The non-compliance with the covenants will accelerate the maturity of the contract.

  (e) BNDES – Baixada Santista

  In November 2007, the Company entered into a financing agreement with BNDES for the Environmental Recovery Program of the Santos Metropolitan Region, in the amount of R$129,973 with interest of 2.5% p.a. plus TJLP limited to 6%.

  The first contract disbursement was made on September 26, 2008. Repayment will be made in 96 monthly and consecutive installments, from January 2012 to December 2019.
  A portion of the Company’s revenue is offered as guarantee for this financing.

  The related program is in progress and the outstanding balance as of December 2008 was R$32,145.

  (f) Receivables Investment Funds – FIDC

  On March 23, 2006, a single series of senior shares and 26 subordinated shares, held in a deposit account in the name of its holders, were issued with unit value on issue date corresponding to R$500. The senior shares are being repaid in 54 monthly installments, starting October 2006, and their final maturity in March 2011. As of December 31, 2008, the balance of subordinated shares was R$18,177, recorded under the “Other receivables” in non-current assets; the balance of senior shares was R$125,000, recorded in “Loans and financing”. Subordinated shares were subscribed and paid up exclusively by SABESP. The Fund yield benchmark corresponds to 100% of the DI rate (a managed prime rate), plus a fixed interest coupon of 0.70% per base year of 252 business days, pursuant to the terms of its regulations.

  The Fund is managed by Caixa Econômica Federal and its custodian and recording agent is Banco do Brasil S.A.

  The funds raised, in the amount of R$250 million, were used by the Company to settle debts in 2006.

  (g) Eurobonds

  (i) In June 2003, the Company issued Eurobonds abroad (Eurobonds 2008) in the amount of US$225 million. The issue was led by The Bank of New York and the principal agent was The Bank of Tokyo Mitsubishi Ltd. The interest rate is 12% p.a., paid semiannually, and final maturity in June 2008. The funds were used for the final settlement of the US$200 million Eurobond matured in July 2003.

  On November 6, 2006, the Company settled in advance part of this loan, in the amount of R$272,811, with funds raised through the issue of Eurobonds (Eurobonds 2016) in the amount of US$140 million.

  On July 2008, the Eurobond 2008 contract, in the amount of R$158,256 and R$ 9,495 related to interest for the period, was settled. The settlement was made with part of the AB loan.

  (ii) On November 3, 2006, the Company issued Eurobonds abroad (Eurobonds 2016) in the amount of US$140 million. The issue was led by Deutsche Bank Trust Company Americas and the principal agent was Deutsche Bank

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Luxembourg S.A. The interest rate is 7.5% p.a., paid semiannually, and final maturity in November 2016. As mentioned in (i) above, the funds raised were used to partially settle in advance US$225 million in the Eurobonds issued, with final maturity in June 2008, and the amount redeemed was US$126,948 thousand.

  Due to the payment in advance of Eurobonds 2008, an amendment to the loan agreement was signed cancelling the mandatory calculation of covenants.

  Covenants – for Eurobonds 2016.

  Limitation against incurring new debt so that:
  - total debt adjusted to EBITDA does not exceed 3.65.
  - the Company’s debt service coverage ratio, determined on the date this debt was incurred, shall not be lower than 2.35.

  The non-compliance with the covenants will accelerate the maturity of the contract.

  h) Inter-American Development Bank (IDB)

  Loan Agreement 713 - In December 1992, the Company entered into a loan agreement with the IADB for US$400 million to finance the first stage of the Tietê River Pollution Abatement Project. The repayments period started in June 1999 in semiannual installments, subject to annual floating rate interest, varying according to the loans raised by the Bank in each six-month period, and of final maturity in December 2017. In December 1992, the Federative Republic of Brazil signed a guarantee contract with the IADB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2008 was US$215,310 thousand, R$503,179 (2007 -R$397,990).

  Loan Agreement 896 – In December 1992, the Company signed a loan agreement with the IADB for US$50 million to finance the first stage of the Tietê River Pollution Abatement Project. Semiannual repayments started in June 1999, with annual interest of 3% and final maturity in December 2016. In December 1992, the Federative Republic of Brazil signed a guarantee contract with the IADB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2008 was US$22,222 thousand, R$51,933 (2007 - R$44,282).

  Loan Agreement 1212 – In July 2000, the Company signed a loan agreement with the IADB for US$200 million to finance the second stage of the Tietê River Pollution Abatement Project. In 2008, total disbursement for this agreement was US$ 2,434 thousand and there are no amounts to be disbursed. The loan is being repaid semiannually and final maturity in July 2025. Interest is being paid on a semiannual basis, based on daily balances, at an annual variable rate according to the costs of loans of the Bank in the preceding six-month period, plus a spread, and changes every six months. The outstanding balance as of December 31, 2008 was US$174,728 thousand, R$408,339 (2007 -R$323,105).

  Covenants

  Loan agreements 713, 896 and 1,212 – Tariffs must: a) produce revenues sufficient to cover the system’s operating expenses, including administrative, operating, maintenance, and depreciation expenses; b) provide a return on property, plant, and equipment no less than 7%; and c) during project execution, the balances of short-term loans must not exceed 8.5% of shareholders’ equity.

  The non-compliance with the covenants will accelerate the maturity of the contract.

  (i) Japan Bank For International Cooperation (“JBIC”)

  On August 6, 2004, the Company entered into a financing agreement with the JBIC – Japan Bank For International Cooperation, guaranteed by the Federal Government, in the amount of ¥21,320 million, equivalent to approximately R$337,687, for the Environmental Recovery Program of the Santos Metropolitan Region. Total financing period is 25 years, with a seven-year grace period and 18 years of repayment in semiannual installments. Interest is being paid on a semiannual basis since 2006, and is 2.5% p.a. for the sewage network and 1.8% p.a. for sewage treatment facilities. The balance of this loan agreement as of December 31, 2008 was R$390,015 (2007 – R$42,043).

  (j) AB Loan (IDB 1983AB)

  On May 27, 2008, the Company signed a loan agreement AB loan with IDB, in the amount of US$ 250 million, which

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  was fully disbursed in June 2008. The funds obtained were used to settle Eurobonds 2008 and to partialy perform the Company’s investment plan.

  The characteristics of this loan agreement are as follows:

	US$	Initial maturity	Final maturity	Interest ( Libor + spread)
1983 A	100.0 million	May 2011	May 2023	2.595%+2.375%
1983 B1	100.0 million	May 2011	May 2020	2.595%+2.075%
1983 B2	50.0 million	May 2011	May 2018	2.595%+1.875%

  Interest is being paid on a semiannual basis since November 2008.

  The balance of this loan agreement as of December 31, 2008 was US$250 million, R$ 584,250, which will be repaid over the period of the agreement, net of part of the borrowing costs, in the amount of R$3,655.

  (k) Covenants

  As of December 31, 2008 and 2007, the Company had met all the requirements set forth by its loan and financing agreements.

  (l) Maturities of loans and financing
							2015 and
	2009	2010	2011	2012	2013	2014	thereafter	TOTAL
In local currency	1,342,698	843,019	919,952	500,093	537,949	189,628	250,786	4,584,125
In foreign currency	106,162	86,420	151,994	163,149	163,149	163,149	1,446,960	2,280,983

	1,448,860	929,439	1,071,946	663,242	701,098	352,777	1,697,746	6,865,108

  12. TAXES AND CONTRIBUTIONS

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

  (a) Reconciliation of the effective tax rate

  The amount recorded as income tax and social contribution expenses in the financial statements is reconciled from the nominal rates provided by law, as shown below:

	2008	2007	2006
Income before taxes on income	461,804	1,486,832	1,200,301
Statutory rate	34%	34%	34%
Tax expense at statutory rate	(157,013)	(505,523)	(408,102)
Permanent differences
Realization of revaluation reserve	(29,518)	(29,808)	(34,772)
Adjustments from Law 4819/58 (i)	(321,135)	-	-
Interest on shareholders’ equity	100,704	102,253	92,086
Other differences	8,729	(721)	(28,558)
Adjustment under Law 11638/07	-	2,231	3,568
Income and social contribution taxes	(398,233)	(431,568)	(375,778)

Current Income and social contribution taxes	(548,373)	(543,345)	(383,123)
Deferred Income and social contribution taxes	150,140	111,777	7,345

  (i) Permanent difference considered by Management related to the allowance for losses on the disputed reimbursement of pension benefits paid by the Company on behalf of the State Government and corresponding provision related to the pension obligation.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (b) Composition of deferred taxes and social contributions

In current assets:	2008	2007
Provision for contingencies	170,982	108,792
	170,982	108,792
In long-term assets:
Provision for contingencies	240,493	225,697
Provision for pension obligations	139,616	121,039
Other	55,232	10,490
	435,341	357,226
Total deferred tax assets	606,323	466,018
In current liabilities:
Debt issuance costs	284	-
Revenue from government entities	64,085	75,249
	64,369	75,249
In non current liabilities:
Debt issuance costs	1,997	-
Income from public entities	74,370	86,487
Revenue for governmental agencies	65,125	73,378
	141,492	159,865
Total deferred tax liabilities	205,861	235,114

  (i) In current assets

  Mainly calculated on temporary differences in the amount of R$ 502,889 (2007 - R$ 319,977).

  (ii) In long-term assets

  Mainly calculated on temporary differences in the amount of R$ 1,280,413 (2007 - R$ 1,043,388) related to income tax and R$ 1,280,413 (2007 - R$ 1,070,876) related to social contribution tax.

  The Company’s management expects the realization of the long-term balance mentioned in item (ii) in 2010, in the same proportion as 2009, and the remaining balance to be realized in 2011.

  (iii) Current liabilities

  - Income and social contribution taxes

  Calculated mainly based on temporary differences in the amount of R$837 for income and social contribution taxes.

  - PASEP and COFINS

  Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are received.

  (iv) In non-current liabilities

  - Income and social contribution taxes

  Calculated mainly based on temporary differences in the amount of R$237,872 (2007 – R$267,636) for income tax, and R$187,766 (2007 – R$217,530) for social contribution tax.

  - PIS and COFINS

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are received.

  (c ) Transition Tax Regime (RTT)

  The Company opted to adopt the Transition Tax Regime (RTT), established by Provisional Measure 449/08 (converted into Law 11,941/09). Accordingly, the effects from the changes in Law 11638/07 and from articles 36 and 37 of the said Provisional Measure had no effects for tax purposes.

  Due to the adoption of this regime, the Company maintained the tax incentives arising from donations and government subsidies to investments and the tax deductibility for costs on issuance of securities, which are now recorded as a reduction of loans and financing.

13. TAXES PAYABLE
	Current		Non-current
	2008	2007	2008	2007
Income tax	3,742	4,420	-	-
Social contribution	6,114	5,331	-	-
COFINS and PASEP (taxes on revenue)	37,766	41,629	-	-
PAES (tax debt refinancing program)	32,631	43,918	114,210	197,635
INSS (Social Security contribution)	21,406	20,072	-	-
Other	28,751	12,365	-	-
Total	130,410	127,735	114,210	197,635

  The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No, 10684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The total amount included in PAES was R$ 316,953, as follows:

Tax	Principal	Fine	Interest	Total

COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639
Total	250,139	13,759	53,055	316,953

  The debt is being paid in 120 months. The amounts paid in 2008 and 2007 were R$34,114 and R$43,002 respectively, and financial expenses of R$8,281, R$12,218 and R$ 17,646, respectively in 2008, 2007 and 2006, were recorded. The outstanding balance as of December 31, 2008 was R$146,842. The assets offered as guarantee in REFIS, in the amount of R$249,034, are still guaranteeing the amounts in the PAES program. As a result of the appropriateness of the calculation of interest related to the refinancing, the outstanding balance was reduced by approximately R$66,000.

  14. PENSION AND HEALTH BENEFIT PLANS

  (a) Health benefit plan

  Managed by Fundação SABESP de Seguridade Social - “SABESPREV”, the plan is comprised of free-election health benefit plans, funded by contributions from the sponsor and the participating employees, which were the following in the year:

  Company: average of 7.1% (2007 – 7.2%) on the payroll;

  Participating employees: 3.21% of base salary and bonus, corresponding to 2.3% of the gross payroll, on average.

  (b) Pension benefits

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Managed by Fundação SABESP de Seguridade Social - “SABESP”, the defined benefit pension plan is supported by monthly contributions as follows: 2.10% from the Company and 2.3% from the participating employees. In order to meet the provisions of CVM Resolution No. 371, of December 13, 2000, below is a description of the amounts of pension and retirement benefits granted and payable, to which the employees will be entitled after their service time.

  Based on independent actuarial reports at December 31, 2008 and 2007, calculated in conformity with the Projected Unit Credit Method, the Company had a net actuarial liability of R$419,871 (2007 - R$365,234), representing the difference between the present value of the Company’s obligation to the participating employees, retired employees, and pensioners, and the fair value of the related assets, as shown below:

(i) Reconciliation of assets and liabilities	2008	2007

Present value of actuarial liabilities	(1,433,710)	(1,386,563)
Fair value of assets	976,545	969,440
Gains to be recognized in future years	37,294	51,889
Net actuarial liability	(419,871)	(365,234)
Net liability recognized in balance sheet	(419,871)	(365,234)

(ii) Expenses recognized in the statement of income

Current service cost	33,347	33,440
Interest cost	164,124	131,848
Expected return on plan assets	(117,317)	(96,439)
Employee contributions	(13,025)	(12,925)
	67,129	55,924
(iii) Changes in net actuarial liabilities

Present value of the net actuarial liability in the beginning of the year	(365,234)	(321,212)
Current service cost	(33,347)	(33,440)
Interest cost	(164,124)	(131,848)
Expected return on plan assets	117,317	96,439
Employee contribution	13,025	12,925
	(432,363)	(377,136)
Actual contributions by the Company in the year	12,492	11,902
Present value of the net actuarial liability at the end of the year	(419,871)	(365,234)

(iv) Reconciliation of changes in the fair value of assets

Fair value of plan assets in the beginning of the year	969,440	812,909
Actual return on plan assets	40,723	183,748
Actual contributions in the year	25,517	24,827
Benefits paid	(59,135)	(52,044)
Fair value of plan assets in the end of the year	976,545	969,440

(v) Reconciliation of changes in the fair value of liabilities

Present value of liabilities in the beginning of the year	1,386,563	1,096,219
Current service cost	33,347	33,440
Interest cost	164,124	131,848
Benefits paid	(59,135)	(52,044)
Loss (gain) in the present value of liabilities	(91,189)	177,100
Present value of liabilities in the end of the year	1,433,710	1,386,563

(vi) Estimated expenses	2009	2008

Current service cost	31,116	33,347
Interest cost	155,514	164,124
Expected return on plan assets	(92,309)	(117,317)
Employee contribution	(21,235)	(13,025)
	73,086	67,129

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

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

  The assumptions used for the actuarial valuation were as follows:

Economic assumptions	2008	2007
Discount rate	10.85% p.a.	10.85% p.a.
Expected rate of return assets	10.85% p.a.	10.85% p.a.
Future salary increases	6.08% p.a.	6.08% p.a.
Growth in social security benefits and limits	4.00% p.a.	4.00% p.a.
Capacity factor
- Salaries	98%	98%
- Benefits	98%	98%

Demographic assumptions for	2008	2007
Mortality table	AT 83	AT 83
Disabled mortality table	RRB 44	RRB 44
Disability entry table	RRB 44	RRB 44
Turnover table	Prudential	Prudential
Retirement age	First age with entitlement to one of the benefits	First age with entitlement to one of the benefits
% active participants married at time of retirement	95%	95%
Age difference between participants and their spouses	Wives are 4 years younger than husbands	Wives are 4 years younger than husbands

  The number of active participants at December 31, 2008 was 15,448 (15,881 in 2007). The number of inactive participants at December 31, 2008 was 4,579 (4,245 in 2007).

  The evaluation of SABESPREV costing plan is made by an independent actuarial expert, based on different assumptions than those adopted for purposes of ascertaining benefits to employees, as set forth in CVM Resolution 371. SABESPREV’s technical deficit at December 31, 2008 was R$500,266 (2007 - R$319,463). The calculation is substantially different as for the actuarial method in calculating risk benefits before retirement, with sharing to SABESPREV and capitalization for the purpose of meeting CVM Resolution 371.

  As permitted by CVM Resolution No. 371, the Company has elected to amortize the actuarial liability R$ 266,074 at December 31, 2001 over five years using the straight-line method beginning in 2002. The amortization of the transition obligation for past service cost is being recorded as an “Extraordinary Item”, net of tax effects, in the statement of income for the year as follows:

2006
Extraordinary item	53,215
Deferred income and social contribution taxes	(18,093)
Net extraordinary item	35,122

Liabilities on December 31, 2001	266,074
Extraordinary item recorded for the period from 2002 to 2006	(266,074)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  The Sponsor and the SABESPREV are in process of negotiation so that the technical deficit is resolved, by changing from the Defined Benefit Plan to Variable Contribution Plan. Management expects not to incur in additional costs resulting from the change of the referred plans.

  (c) Actuarial obligation related to the payment of benefits under State Law 4819/58

  As described in the explanatory note 6, the Company has been paying, due to judicial decision, the benefits of supplementary retirement of former employees and pensioners.

  The benefits plan, as determined by Law 4819/58, includes the supplement of retirement, supplement of retirement for permanent disable and supplementary pensions.

  This benefit plan does not receive contributions, as the Plan managed by SABESPREV, with no, therefore, asset in guarantee.

  On December 31, 2008, based on an actuarial report, the actuarial commitment referring to future payments of the benefits was R$1,338,587. The actuarial provision herein made in the amount of R$ 535,435 corresponds to the controversial portion of such liability not reimbursed by the State.

  The number of participants of the plan was 2,801. The number of beneficial owners, retirees and pensioners was 2,658.

  15. PROFIT SHARING AND BONUS

  As a result of negotiations held by the Company with entities representing the employees, a Profit Sharing Program was implemented, and it was considered the period from January to December 2008, with the payment of the amount corresponding to up to one month’s payroll, depending on achievement of targets. In 2008, the company has accrued an amount of R$53,216.

  For 2007 it was considered the period from January to December, with the payment of the amount corresponding to up to one month’s payroll, depending on achievement of targets. In December 2007, the Company paid an advance of R$17,361, with the supplementary payment, of R$ 509 made in April 2008.

  The amount of R$ 54,128, referring to the period from January through December 2006, was paid in February 2007. The Company paid in November 2006, a bonus of R$ 31,035 referring to the performance evaluation for 2006.

  16. PROVISIONS FOR CONTINGENCIES

  (a) Lawsuits with probable likelihood of loss

  The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, based on a jointly analysis with the Company’s legal advisors, recognized reserves at an amount considered sufficient to cover probable losses. These reserves, net of escrow deposits, are as follows:

Description	2008	2007
Customer claims(i)	659,875	504,028
Supplier claims(ii)	222,372	171,656
Other civil claims(iii)	152,446	125,627
Tax claims(iv)	26,291	32,123
Labor claims(v)	41,222	61,747
Environmental claims(vi)	55,442	50,075
	1,157,648	945,256

Current	459,395	290,172
Non-current	698,253	655,084

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Changes to the provision for contingencies for the year ended in December 31, 2008 are demonstrated below:

				Interest, monetary
				adjustments and
	2007	Additions	Payments	Reversals	2008
Customer claims	526,302	173,280	(86,313)	83,319	696,588
Supplier claims	174,556	36,711	(38,074)	52,162	225,355
Other civil claims	127,890	42,360	(36,475)	22,469	156,244
Tax claims	34,491	4,890	(12,805)	(285)	26,291
Labor claims	61,747	19,722	(39,237)	(1,010)	41,222
Environmental claims	50,075	22,599	(25,707)	8,475	55,442
	975,061	299,562	(238,611)	165,130	1,201,142
Escrow deposits	(29,805)	(30,328)	21,021	(4,382)	(43,494)

	945,256	269,234	(217,590)	160,748	1,157,648

  (b) Lawsuits with possible likelihood of loss

  The lawsuits in course in administrative and judicial levels, in different courts, where the Company is the defendant, considered by the Company’s legal advisors of possible likelihood of loss, not being, for this reason, provisioned in the financial statements, are distributed as follows:

	2008	2007
Customer claims (i)	653,700	709,000
Supplier claims(ii)	388,100	254,100
Other civil claims(iii)	228,100	195,300
Tax claims(iv)	259,000	199,900
Labor claims(v)	115,600	70,400
Environmental claims(vi)	25,200	514,400
Total	1,669,700	1,943,100

  (i) Customer claims

  Approximately 1,200 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by SABESP. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized a reserve when the likelihood of loss is considered probable. The variation of R$170,286 in the lawsuits classified as probable loss arose from the change in the likelihood of ongoing lawsuits, interest, fees and adjustments.

  (ii) Supplier claims

  Suppliers’ claims include lawsuits filed by some construction companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a reserve is recognized when the likelihood of loss is considered probable. The R$134,000 increase in lawsuits whose likelihood of loss is considered possible is related to the change in the likelihood of the lawsuits, interest, fees and inclusion of monetary adjustment.

  (iii) Other civil claims

  The Company is a party to several civil lawsuits related to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties. As of December 31, 2008, the Company recognized provisions of R$156,244 (R$127,890 in 2007) for claims whose likelihood of loss is considered probable. There was an increase both in lawsuits with probable and possible risk of loss, arising from the increase in lawsuits and the review of the expected outcomes, comprising monetary adjustment, interest and fees for the year.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (iv) Tax claims

  The reserve for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company’s legal advisors.

  In 2006, the Federal Revenue Service, by means of a tax execution, audited the Company’s compliance with the tax obligations related to income and social contribution taxes for calendar year 2001, and recognized taxes payable in the amount of R$277 million (R$322 million adjusted through December 31, 2008). The Company filed a timely objection and will appeal against the tax assessment at administrative level and in courts. According to the Company’s legal advisors, the likelihood of loss in approximately 90% of this administrative proceeding is considered remote and 10% possible.

  In 2005, the Federal Revenue Service partially rejected the offset request made by the Company for the extinction of the Corporate Income Tax (IRPJ) payable, in the amount of approximately R$56.1 million, and of the Social Contribution on Net Income (CSLL) payable, in the amount of approximately R$8.7 million, as of the determination period from January to April 2003, using prior year IRPJ and CSLL negative balances. At the final order, the authority did not ratify the equivalent to R$11.2 million related to IRPJ and R$0.7 million related to CSLL, totaling approximately R$11.9 million (R$24.1 million adjusted through December 31, 2008). Our legal advisors have considered it as a possible loss.

  In 2008, the Federal Revenue Service rejected six offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates. The amount involved is estimated at R$28 million adjusted through December 31, 2008). Our legal advisors have considered it as a possible loss.

  The company filed for a preliminary injunction to challenge the revocation of the exemption from tax service granted by the Municipality of São Paulo, under a City Law enacted in 2002. In April 2003, the exemption request was granted under an injunction determining the suspension of tax payments. In May 2005, the courts issued a decision overruling the injunction. In July 2005, SABESP filed an appeal to ensure the preliminary injunction granted remained in effect. There is no final decision on the lawsuit, and the likelihood of loss is considered possible. Concurrently, on September 18, 2006, the São Paulo Municipal Finance Department issued a tax deficiency notice, against which the Company filed timely administrative objection, with subsequent rejection of the appeal filed with lower courts. The Company filed a timely ordinary appeal with the Municipal Tax Council which was not accepted and a writ of prevention was filed against this decision, with an injunction, for the purpose of annulling the decision. The amount involved is estimated at R$70.0 million (R$135 million as adjusted through December 31, 2008). Our legal advisors evaluated this demand as a possible loss.

  The Company filed lawsuits against the Municipalities of Bragança Paulista and São Paulo due to the collection of a charge on the use of public areas to install water and sewage networks used for the water supply and sewage services provided to these municipalities. In the lawsuit filed against the Municipality of Bragança Paulista, the Company was granted a preliminary injunction related to this charge and preventing the municipality from collecting any current or future amounts related to such charge until there is a final decision on the merit of the lawsuit. In June 2005, the lower court decided favorably to the Company and the initial remedy was maintained. The municipality appealed against the decision, which is awaiting judgment by the Court of Appeals. As regards the lawsuit filed against the Municipality of São Paulo, the lower court issued a decision confirming the legality of the municipal charge. The Company filed an appeal and awaits judgment, Subsequently, a new Law was approved to implement the collection of a charge on the use of public areas in the city of São Paulo. In April 2004, the Company filed for an injunction to suspend the collection of the municipal charge. The injunction was granted by the lower court and confirmed when the decision was issued, which recognizes the charge as undue. The municipality filed an appeal and is awaiting judgment by the Court of Justice. Our legal advisors evaluated this demand as a possible loss.

  (v) Labor claims

  The Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable loss and accordingly a provision was recognized.

  (vi) Environmental claims

  These refer to public civil actions brought against us by the São Paulo State Public Attorney’s Office, certain municipalities and certain non-governmental organizations, mostly environmental public civil actions seeking the following:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (1) to forbid the dumping of raw sewage into certain local watercourses;
  (2) in some cases seeking remedies for environmental damages, which have not yet been specified and evaluated by technical experts of the courts; and
  (3) aiming to require us to install and operate sewage treatment facilities in those locations.

  The public civil actions to which we are party include the following:

  (a) The Public Prosecutor’s Office of the São Bernardo do Campo judicial district has brought a public civil action requesting remedies due to environmental damage caused by the release of sludge from our water treatment facility ETA-Rio Grande into certain receiving waters; seeking the immediate cessation of this activity and the implementation of an environmental recovery project. The appellate court ruled against us and ordered that the dumping of residue cease within one year from the final ruling, The court also determined that environmental recovery must be carried out within two years of the date mentioned above, under the penalty of a daily fine of R$10 thousand and conversion into compensation for environmental damages. The Company is awaiting ruling on the new appeal filed. The Company’s legal advisors assessed the risk of loss as probable and recognized a reserve which reflects the amount attributed to this lawsuit;

  (b) Public civil action filed by the Public Attorney’s Office against us and the Cotia Mayor’s Office seeking individual and joint adverse judgments of the defendants in relation to: (i) the permanent cessation of releasing untreated water effluents into the Cotia River or its tributaries, subject to a daily fine in the case of noncompliance;(ii) the treatment of sewage prior to releasing it into the Cotia River, under the penalty of a daily fine, in the event of non-compliance;(iii) the full restoration of soil, of surface and underground water bodies and of vegetation to their original condition, under the penalty of a daily fine, in the event of non-compliance; and(iv) the payment of compensation for environmental damages caused to soil, to water sources and to underground and surface water bodies that cannot be recovered. The appellate court rendered favorable decisions to us with respect to items (i), (iii) and (iv) mentioned above. According to evaluations by the court’s technical expert, compensation for environmental damages was R$826,800.00 or, alternatively, R$5.8 million as of October 17, 2006. This amount is still under discussion and its approval is subject to a final decision by the court. Our in-house counsel has considered it as a probable loss. In December 2008, the total adjusted provision was R$7.4 million. The lawsuit is in final execution. SABESP is discussing with the Public Attorney’s Office seeking an agreement;

  (c) Public civil action filed by the São Paulo Public Attorney’s Office against us and the municipality of Itupeva, Campo Limpo Paulista e Várzea Paulista seeking 1) the condemnation of the defendants for the obligation not to discharge untreated household sewage into the Atibaia river, which is not in compliance with the quality standards provided for in law, under the penalty of specific execution or a daily fine; 2) compensation for environmental property and moral damages in the amount of R$2.0 million and daily fine in the amount of R$1,000.00 for each of the municipalities jointly involved with SABESP. The injunction was granted. The decision was unfavorable to the defendants partly establishing the obligation not to discharge untreated household sewage into the Jundiaí river under the penalty of a daily fine of R$1,000.00 with payment terms set forth in the preliminary injunction; compensation for property damage to be determined at the time the decision is settled. The Company is awaiting ruling on the appeal filed. The Public Attorney’s Office is settling the decision, which is undergoing an expert examination. Our legal advisors have considered it as a probable loss. The adjusted amount of the claim is R$4.5 million;

  (d) Public civil action filed by the Public Attorney’s Office against SABESP seeking to establish the obligation not to discharge sewage into the Cascavel river or other stream bed, in the Municipality of Echaporã, under the penalty of a daily fine of 200 minimum salaries and compensation for environmental, the amount of which shall be determined upon expert examination. The lower court decided unfavorably to the Company, based on an expert report, which presented estimated damages in the amount of R$352,000.00 in July 2000. The decision was maintained by the Court of Justice, and the Company is awaiting judgment by the higher courts. Our in-house counsel has considered it as a probable loss. The amount related to the expert examination work plus the penalty fine totals R$11.0 million;

  (e) Public civil action filed by the São Paulo Public Attorney’s Office against us requesting the court to sentence the Company to 1) terminate of releasing untreated water effluents into the Capivari River and its tributaries, in the Municipality of Campos do Jordão, within 540 days from the filing of the lawsuit, subject to a daily fine of R$100,000.00, 2) Ensure the full environmental recovery due to environmental damage or monetary compensation in case the recovery is proven unfeasible. The decision was unfavorable to the Company, and it filed an appeal. The court sustained the decision, and the fine in the event of noncompliance was changed in R$10,000.00. SABESP is awaiting ruling on the extraordinary appeal filed. Our in-house counsel has considered it as a probable loss, The fine adjusted through December 31, 2008 corresponds to R$4.7 million;

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (f) Public civil action filed by the São Paulo Public Attorney’s Office against SABESP and the Municipality of Piracaia seeking conviction of the defendants for the obligation not to discharge untreated household sewage into the Atibaia river, which is not in compliance with the quality standards provided for in law, under the penalty of specific execution or a daily fine. The amount attributed to the claim was R$3.5 million, as of July 11, 1996, adjusted to R$8.7 million through December 31, 2008. This lawsuit is awaiting ruling at the lower courts. Our legal advisors have considered the lawsuit as a possible loss;

  (g) Public civil action brought against SABESP, AES Eletropaulo, Daee, Cetesb and Finance Department of the São Paulo State for the alleged environmental damages caused because of the inversion of the Pinheiros River stream to the Billings Dam. The lower court decision, based on an experts’ report that estimated damages at R$285 million, jointly convicted the parties to pay this amount, monetarily adjusted since June 2000 through December 2008, totaling R$527 million. The parties filed an appeal against the decision and, on March 17, 2009, SABESP was granted a favorable decision by the Appeal Court. Our legal advisors have considered the lawsuit as a remote loss;

  (h) In 2003, a public civil action filed by the Piracicaba Civil Entities Coordination Board against SABESP and the National Water Agency seeking remedy for damages caused by the use of the Piracicaba, Jundiaí and Capivari rivers’ basin to supply the São Paulo Metropolitan Region through the Cantareira Water System for nearly 30 years. The amount attributed to the claim was R$11.4 million, as of December 10, 2003, adjusted to R$16.1 million through December 31, 2008. This lawsuit is in its initial stage and is pending judgment from the lower court. So far no value has been set for the damages alleged. Our legal advisors have considered the lawsuit as a remote loss.

  The Company is a party to other environmental lawsuits in municipalities where it operates, arising from the discharge of untreated waste, assessed as probable and possible risks of loss by the Company’s legal advisors. The amounts recognized in reserves do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which the such lawsuits are and management’s ability to reasonably estimate the amounts of future disbursements. As of December 31, 2008, total provision represents R$55,442, already including the amounts referred to in items (a), (b), (c), (d) and (e).

  (vii) Settlements reached in 2008

  a) On January 2008, the Company reached a settlement with the Public Attorney’s Office for the construction of the Domestic Sewage Treatment System facilities in the municipality of Boituva within 54 months as from the signature of the settlement, estimated at R$12.8 million. From this amount, R$3.9 million will be built by municipality contractors and the remaining R$8.9 million will be the responsibility’s of SABESP. In addition, environmental compensation was provided for with the planting of 5000 seedlings. The settlement was ratified by the competent judge.

  b) In January 2008, the Company reached a settlement with the Public Attorney’s Office for the construction of the Domestic Sewage Treatment and Deviation System facilities in the municipality of Santa Cruz do Rio Pardo and environmental compensation for the recovery of riverbank forest of the Mandaguari river, which total R$1.3 million. The start of the riverbank forest recovery project is scheduled for February 2008, to be completed by February 2012. The settlement was ratified by the competent judge.

  c) In July 2008, the Company reached a settlement with the Public Attorney’s Office for the construction of the Domestic Sewage Treatment and Deviation System facilities in the Municipality of Bragança Paulista through December 31, 2011, in the total amount of R$51.9 million, and for environmental compensation in the amount of R$4.2 million through December 31, 2014. The settlement was ratified by the competent judge.

  d) In December 2008, the Company reached a settlement with the Public Attorney’s Office for the implementation of the Sewage Treatment system in the Municipality of Lutécia in the total amount of R$1.3 million, and for environmental compensation in the amount of R$963 thousand. The settlement was ratified by the competent judge.

  e) In December 2008, the Company reached a settlement with the Public Attorney’s Office for the implementation of actions related to environmental compensation in the Municipality of Borá in the amount of R$640 thousand. The settlement is pending ratification by the competent judge.

  f) In October 2008, the Company reached a settlement with the Public Attorney’s Office for the construction of the Domestic Sewage Treatment and Deviation System facilities in the Municipality of Itaquaquecetuba through

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  December 31, 2019, in the total amount of R$245.8 million and for environmental compensation in the amount of R$250 thousand, The settlement is pending ratification by the competent judge.

  (viii) Other concession-related legal proceedings

  In December 2, 1997, the municipality of Santos enacted a law expropriating our water and sewerage mains in Santos. We requested an injunction against the expropriation which was denied by the lower court. This decision was subsequently reversed by the State of São Paulo appellate court, which then issued an injunction suspending the law. The Company was granted a favorable decision at the lower court, and the municipality of Santos appealed against the decision. Although the decision was maintained by the Court of Justice, it is not definitive. Despite the pending action, the Company is operating the water supply and sewage systems in the municipality of Santos.

  The municipality of Itapira revoked the concession contract and filed an action against us seeking to repossess the assets related to its water and sewage services, the outcome of which was unfavorable to the Company. We appealed the decision but, in view of the compensation lawsuit filed against the aforementioned municipality we have waived the appeal.

  The municipality of Tuiuti has brought a declaratory action seeking to recognize the inexistence of any judicial or legal grounds to justify our permanence as the provider of water supply and sewage services in the municipality of Tuiuti, and the subsequent taking over of these services by the municipality. We have responded with a counterclaim against the municipality seeking a statement corroborating the existence of a legal relationship between the two parties for subsequent compensation for investments made. The lawsuit is in the fact-finding phase.

  The municipality of Cajobi has filed a Repossession Action. This seeks the retaking of water supply and sewage services. The action also seeks to require us to pay for losses and damages for amounts received as water and sewage tariffs not received in view of utilities explored since the enactment of the Municipal Decree, and for the use of assets related to the concession. The municipality of Tuiuti has been the provider of water supply and sewage services since May 29, 2007, as a result of the favorable decision granted to the interlocutory appeal.

  The municipality of Monte Alto has brought a cumulative Repossession Action for losses and damages stating the termination of the concession contract entered into with us and seeking the retaking of water supply and sewage services. The injunction was granted. SABESP has retaken the operation of the said services in June 2008 after an agreement between the parties, which is pending homologation by the competent judge, as regards to legal fees.

  The municipality of Araçoiaba da Serra has brought a Repossession Action seeking an authorization to enter into the installations included in the concession contract, including all property and assets connected to the water supply and sewage treatment services. In addition to this, the municipality seeks to take over the administration, operation and exploration of these services in view of the expiration of the concession contract, scheduled for September 23, 2006. The municipality also claims the definitive restoring of the service’s ownership, including due reversal of all assets, rights and privileges previously transferred to us. The request for an injunction seeking to keep the municipality in charge of the services was initially granted and is maintained by the appellate court. We have subsequently filed for an injunction to require the early production of evidence. The lawsuit is in the fact-finding phase.

  On December 31, 2008, the lawsuits brought by the municipalities of Itapira, Cajobi, Monte Alto and Araçoiaba da Serra totaled approximately R$11 million and our in-house counsel has considered them as a possible loss.

  17. SHAREHOLDERS’ EQUITY

  (a) Authorized capital

  The Company is authorized to increase capital up to R$10,000,000, based on a Board of Directors’ resolution, after submission to the Fiscal Council.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (c) Subscribed and paid-up capital

  Subscribed and paid-up capital is represented by 227,836,623 registered common shares, without par value, held as follows:

	2008		2007

Shareholders	Number of shares	%	Number of shares	%
State Finance Department	114,508,086	50.26	114,508,087	50.26
Companhia Brasileira de Liquidação e Custódia	54,336,892	23.85	61,690,601	27.08
The Bank of New York ADR Department
(equivalent in common shares)(*)	58,769,102	25.79	51,409,636	22.56
Other	222,543	0.10	228,299	0.10
	227,836,623	100.00	227,836,623	100.00

  (*) Each ADR is equal to 2 common shares

  (d) Distribuition of earnings

  Shareholders are entitled to a mandatory minimum dividend distribution of 25% of adjusted net income, calculated in conformity with Brazilian Corporate Law. The dividends do not bear interest and the amounts not claimed within three years for the date of the Shareholders’ meeting that approved them return in favor of the Company.

The mandatory minimum dividends are calculated as follows:
	2008	2007	2006
Net income for the year as originally presented		1,048,703	778,905
Adjustments under Law 11,638/07		6,561	10,496
Net income for the year(i)	63,571	1,055,264	789,401
Effects from the adjustments under Law 11,638/07		(6,561)	(10,496)
Legal reserve 5% (ii)	(3,178)	(52,435)	(38,946)
Donations	(25,780)	-	-
	34,613	996,268	739,959

Mandatory minimum dividend	8,653	249,067	184,990
(i) As retroactively adjusted in 2007 and 2006 to reflect the adjustments from the adoption of Law 11,638/07.
(ii) The legal reserve balances in 2007 and 2006 are reported at the original amounts as calculated in those years, without considering the adjustments from Law 11,638/07.

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

  In 2008, the Company accrued interest on shareholders’ equity attributed to dividends in the amount of R$ 274,990 net of withholding income tax in the amount of R$21,198. In 2007, the amount was R$ 279,494 net of withholding income tax in the amount of R$21,250. In 2006, the Company declared interest on shareholders’ equity, in lieu of dividends, in the amount of R$ 251,238, net of withheld income tax in the amount of R$ 19,603. Interest on shareholders’ equity was calculated in conformity with article 9 of Law 9249/95, at the Long-term Interest Rate (TJLP); this interest was originally recorded in “Financial expenses” for income and social contribution tax deductibility purposes and subsequently, for presentation purposes, was reflected in “Shareholders’ equity”.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (e) Capital reserve

  Capital reserve includes tax incentives.

  (f) Investment reserve

  The following summarizes the allocation of net income to the reserve for investment for 2008, 2007 and 2006:

	2008	2007	2006

Net income for the year as originally presented		1,048,703	778,905
Adjustments under Law 11,638/07		6,561	10,496
Net income for the year(i)	63,571	1,055,264	789,401
Realization of revaluation reserve	86,817	87,670	102,272
Interest on shareholders’ equity	(296,188)	(300,744)	(270,841)
Legal reserve 5%(ii)	(3,178)	(52,435)	(38,946)
Reserve for investment (*)	(148,978)	783,194	571,390

(i) As retroactively adjusted in 2007 and 2006 to reflect the adjustments from the adoption of Law 11,638/07.
(ii) The legal reserve balances in 2007 and 2006 are reported at the original amounts as calculated in those years, without considering the adjustments from Law 11,638/07.

  Reserve for investment is comprised specifically of internal funds for expansion of water supply and sewage service systems.

  18. INSURANCE COVERAGE

  Insurance policies held by the Company provide the following coverage, taking into account the risks and nature of the related assets.

	Insured amount –	Premium(*)
Type of insurance	R$(*)

Engineering risk	347,517	823
Fire	336,086	223
Civil liability - officers and employees	80,000	1,690
Civil liability - construction in progress	14,084	475
Civil liability - operations	3,000	167

(*) Unaudited information

The Company does not have an environmental and loss of profits insurance.

  19. FINANCIAL INSTRUMENTS AND RISK

  (a) Identification and valuation of financial instruments

  The Company operates with many financial instruments, particularly cash and cash equivalents, including financial investments, and loans and financing as described below.

  In 2008 and 2007, the Company did not carry out transactions involving derivatives.

  (i) Cash and cash equivalents, accounts receivable, other current assets and accounts payable.

  The amounts recorded approximate their realizable values.

  Cash equivalents comprise highly liquid temporary cash investments expressed in Brazilian reais.

  (ii) Investments

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  These are mainly the investment in Sesamm (as mentioned in note 8), recorded using the equity method, in which the Company has a strategic interest. Considerations of fair value of the shares owned are not applicable.

  (iii) Loans and financing

  In compliance with Accounting Pronouncements Committee (CPC) pronouncement No. 14, the fair values of projected cash flows of loans and financing discounted to present values, on December 31, 2008 are as follows:

	Carrying	Projected cash	Adjusted to
	amount	flow	present value	Differences
Local currency
Debentures (i)	1,866,139	2,479,587	2,064,856	414,731
BNDES (ii)	202,245	202,245	202,245	-
Other (iii)	2,515,741	2,891,794	2,907,469	(15,675)
	4,584,125	5,573,626	5,174,570	399,056
Foreign currency
Financing (iv)	2,280,983	3,108,964	2,984,782	124,182
	2,280,983	3,108,964	2,984,782	124,182
	6,865,108	8,682,590	8,159,352	523,238

  The fair value of the financial instruments was determined in accordance with the following criteria:

(i)	Debentures are financings accounted for at their nominal value adjusted through the maturity date, discounted to present value at the future interest market rates, disclosed by Andima (National Association of Financial Market Institutions) in the secondary market, as of December 31, 2008, and the Company’s securities traded in the domestic market.
(ii)	Financing – BNDES are instruments accounted for at their nominal value adjusted through the maturity date, subject to indexation to TJLP, which is of a particular type not compared to any other market rate. Accordingly, the Company opted to disclose the amount recorded as of December 31, 2008 as the fair value.
(iii)	Other local currency financing are accounted for at their nominal value adjusted through the maturity date, discounted to present value at the future interest market rates. The future rates used were obtained from the website of BM&F (Brazilian Commodities and Futures Exchange).
(iv)	Foreign currency financing are controlled by the original currency, translated at the exchange rate of the balance sheet date, discounted to present value using the future market rate obtained from Bloomberg, based on the Company’s securities traded in the foreign market. In addition, the Company has an instrument denominated in Yen (JBIC, as mentioned in note 11), which used the ratio between the original currency and the dollar of the United States for the conversion to present value.

  (b) Market risks

  (i) Exchange rate risks

  This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations, which would increase the liability balances of foreign currency-denominated loans and financing obtained in the market and the related financial expenses. The Company does not have hedge or swap contracts to hedge against this risk; however it is engaged in the active management of the debt, as a way to reduce foreign currency exposure, using the windows of opportunities to replace expensive debts with other debts, settling the debts in advance to reduce cost.

  A significant portion of the Company’s debt was denominated in US dollar and in Yen totaling R$2,280,983 (note 11). The Company’s net exposure to the exchange rate risk as of December 31, 2008 is summarized as follows:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	In thousands
	US$	Japanese Yen
Loans and financing	802,260	15,116,861

  (ii) Interest rate risk

  This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing. The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace the oustanding debt. As of December 31, 2008, the Company had R$863,950 in loans and financing which were obtained at variable interest rates (CDI and TJLP).

  Another risk faced by the Company is the lack of correlation between the monetary adjustment indices of loans and financing and those of its receivables. Water supply and sewage service tariffs do not necessarily follow the increases in the interest rates affecting the Company’s debt.

  (iii) Credit risk

  Credit risk is mitigated by selling to a geographically dispersed customer base.

  (c) Sensitivity analysis

  The table below presents the sensitivity analysis of the financial instruments which may have significant impact on the Company.

  Two scenarios are presented, in accordance with CVM Instruction 475/08, to describe the financial assets and liabilities translated at the rate projected to March 31, 2009 with 25% and 50% appreciation in scenario I and 25% and 50% impairment in scenario II, as shown below:

SCENARIO I	2008
Financial instruments	Risk	Probable	rate higher than	rate higher than
			25%	50%
Financial assets
Cash and cash equivalents

Temporary cash investments (Nossa Caixa and Bradesco)	CDB	561,523	701,904	842,285

Financial liabilities
Loans and financing

Banco do Brasil, CEF and Municipality of Presidente Prudente	UPR	2,315,358	2,894,198	3,473,037

Debentures, FIDC and BI Cia. Securities company	CDI	814,550	1,018,187	1,221,825

Debentures	IGPM	1,274,764	1,593,453	1,912,144

Debentures	IPCA	149,702	187,127	224,553

BNDES AND FEHIDRO	TJLP	205,547	256,934	308,321

IADB AND EUROBONDS	US$	1,841,600	2,302,000	2,762,400

JBIC	Yen	343,107	428,884	514,661

Financial liabilities’ benchmarks – Scenario I	projected rate for March		Rate increase
		31, 2009 *
			25%	50%
UPR		1.63%	2.04%	2.45%
CDI		13.03%	16.29%	19.55%
IGPM		4.49%	5.61%	6.74%
IPCA		4.10%	5.13%	6.15%

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

TJLP		6.25%	7.81%	9.38%
US$		2.30	2.88	3.45
Yen		0.022697	0.02837	0.034046
SCENARIO II	2008
Financial instruments	Risk	Probable	rate lower than	rate lower than
			25%	50%

Financial assets
Cash and cash equivalents

Temporary cash investments (Nossa Caixa and Bradesco)	CDB	561,523	421,142	280,762

Financial liabilities
Loans and financing

Banco do Brasil, CEF and Municipality of Presidente Prudente	UPR	2,315,358	1,736,519	1,157,679

Debentures, FIDC and BI Cia, Securities company	CDI	814,550	610,912	407,275

Debentures	IGPM	1,274,764	956,072	637,381

Debentures	IPCA	149,702	112,276	74,851

BNDES AND FEHIDRO	TJLP	205,547	154,160	102,774

IADB AND EUROBONDS	US$	1,841,600	1,381,200	920,800

JBIC	Yen	343,107	257,331	171,554

Financial liabilities’ benchmarks – Scenario II	projected rate for March		Rate decrease
		31, 2009 *
			25%	50%
UPR		1.63%	1.22%	0.82%
CDI		13.03%	9.77%	6.52%
IGPM		4.49%	3.37%	2.25%
IPCA		4.10%	3.08%	2.05%
TJLP		6.25%	4.69%	3.125%
US$		2.30	1.73	1.15
Yen		0.022697	0.017023	0.011349

  The purpose of this sensitivity analysis is to measure the impact of the changes in market variables on the Company’s financial instruments. The settlement of these amounts may result in amounts that differ from those presented above due to the estimates used in the process of their determination.

  * The projected rates for March 31, 2009 were obtained from the Banco Central do Brasil website, report Focus.

  20. GROSS REVENUE FROM SALES AND SERVICES

	2008	2007	2006

São Paulo Metropolitan Area	5,207,678	4,888,077	4,534,093
Regional systems (i)	1,631,125	1,560,134	1,449,919
Total	6,838,803	6,448,211	5,984,012

  (i) Comprises the municipalities served in the country side and coastal area of the State of São Paulo.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

21. COST OF SALES AND SERVICES AND OPERATING EXPENSES

	2008	2007	2006

Cost of sales and services
Salaries and payroll charges	1,027,527	970,065	966,751
General supplies	135,814	121,821	117,872
Treatment supplies	133,154	112,339	104,466
Outsourced services	443,973	384,114	326,422
Electric power	457,740	472,525	446,974
General expenses	36,400	31,316	32,560
Depreciation and amortization	597,201	603,516	621,719
	2,831,809	2,695,696	2,616,764

Selling expenses:
Salaries and payroll charges	179,197	158,338	159,094
General supplies	6,159	5,373	5,276
Treatment supplies	131,921	88,585	80,467
Outsourced services	751	736	768
Electric power	60,782	58,554	58,946
Depreciation and amortization	3,875	4,627	2,716
Allowance for doubtful accounts, net of recoveries	336,264	323,339	411,918
	718,949	639,552	719,185
Administrative expenses:
Salaries and payroll charges	147,087	137,267	132,554
General supplies	4,581	4,621	4,574
Outsourced services	112,720	66,300	79,379
Electric power	1,099	1,218	1,119
General expenses	247,819	291,803	118,646
Depreciation and amortization	16,728	7,845	7,240
Tax expenses	48,562	43,575	33,399
	578,596	552,629	376,911
Financial expenses:
Interest and other charges on loans and financing – local
currency	423,245	447,046	517,547
Interest and other charges on loans and financing – foreign
currency	71,344	66,329	121,194
Interest on shareholders’ equity (note 17 (d))	296,188	300,744	270,841
Interest on shareholders’ equity (reversal)	(296,188)	(300,744)	(270,841)
Other financial expenses	26,212	69,287	38.649
Income tax on remittance abroad	5,019	6,346	12.564
Monetary variation on loans and financing	127,938	101,310	86.594
Other monetary variation	20,512	8,059	10.937
Provisions for financial contingencies	165,130	183,027	(2.675)
	839,400	881,404	784,810
Financial income:
Monetary variation gains	420,374	34,281	28.475
Income from temporary cash investments	62,301	51,469	50.882
Interest and other	88,064	46,659	46.590
	570,739	132,409	125.947
Financial income, net	268,661	748,995	658,863
Exchange variations, net:
Exchange variation on loans and financing	436,157	(188,411)	(96.071)
Other exchange variations	-	87	-
Foreign exchange gains	2,712	286	473
	438,869	(188,038)	(95,598)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  22. OTHER OPERATING INCOME AND EXPENSES

  The breakdown of “Other operating income (expenses), net” is as follows:

	2008	2007	2006

Other operating income	70,280	52,633	10,079
COFINS and PASEP (taxes on other income)	(5,306)	(6,518)	(2,269)
Other operating expenses	(1,117,958)	(81,291)	(58,717)

Other operating income (expenses), net	(1,052,984)	(35,176)	(50,907)

  Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, and indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA and AQUALOG projects and services. The Company recorded in 2008 allowance for loss of the disputed reimbursement of the pension benefits paid on behalf of the State Government of R$409,079 and a provision for actuarial obligation of R$535,435 (note 6(vii)).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

23. OPERATING INCOME (EXPENSES) BY SEGMENT
The Company reports two identifiable segments: (i) water supply; and (ii) sewage services.
	2008			2007			2006
DESCRIPTION	WATER	SEWAGE	TOTAL	WATER	SEWAGE	TOTAL	WATER	SEWAGE	TOTAL
Gross revenue from sales and services – retail	3,503,643	2,891,036	6,394,679	3,325,826	2,724,400	6,050,226	3,093,122	2,530,796	5,623,918
Gross revenue from sales – whosale	314,952	16,606	331,558	291,705	8,002	299,707	265,298	1,870	267,168
Other sales and services	74,547	38,019	112,566	64,359	33,919	98,278	60,738	32,188	92,926
Gross revenue from sales and services	3,893,142	2,945,661	6,838,803	3,681,890	2,766,321	6,448,211	3,419,158	2,564,854	5,984,012
Taxes on Sales and services	(277,310)	(209,821)	(487,131)	(272,575)	(204,794)	(477,369)	(241,885)	(214,794)	(456,679)
Net revenue from sales and services	3,615,832	2,735,840	6,351,672	3,409,315	2,561,527	5,970,842	3,177,273	2,350,060	5,527,333
Costs of sales and services, selling and administrative expenses	(2,717,448)	(1,411,906)	(4,129,354)	(2,530,933)	(1,356,944)	(3,887,877)	(2,454,181)	(1,258,679)	(3,712,860)
Income from operations before other operating expenses, net
	898,384	1,323,934	2,222,318	878,382	1,204,583	2,082,965	723,092	1,091,381	1,814,473
Other operating expenses, net			(1,052,984)			(35,176)			(50,907)
Income from operations before financial results			1,169,334			2,047,789			1,763,566

Depreciation and amortization
	349,754	268,050	617,804	343,141	272,847	615,988	352,889	275,997	628,886

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  24. MANAGEMENT COMPENSATION

  The compensation paid by the Company to the members of the board of directors and officers amounted to R$2,444, R$ 2,373 and R$ 3,084 for the years ended December 31, 2008, 2007 and 2006, respectively. An additional amount of R$ 933, related to the bonus program, was accrued in the period from January to December 2008.

  25. COMMITMENTS

  (i) Rentals

  Operating, administrative and property leases already contracted require the following minimum payments, as follows:

2009	6,781
2010	2,150
2011	800
9,731

  Lease expenses for the years ended December 31, 2008, 2007 and 2006 were R$8,516, R$8,214 and R$9,810, respectively. Lease expenses refer to the following: property rentals, machinery and equipment leases, IT equipment leases, and photocopiers leases.

  (ii) Electricity

  The Company has entered into long-term contracts with electric power providers. The amounts contracted by the company are shown as follows:

2009	196,090
2010	135,916
2011	136,110
2012	114,008
2013	847
2014	382
2015	83
583,436

  Electric power expenses for the years ended December 31, 2008, 2007 and 2006 were R$459,880, R$474,762 and R$ 449,089, respectively.

  26. AGREEMENT WITH THE MUNICIPALITY OF SÃO PAULO

  On November 14, 2007, the Company and the Municipality of São Paulo (the Parties) entered into an Agreement to establish the conditions that ensure the stability in the provision of water supply and sewage, and environmental utility services in the city of São Paulo, the main provisions of which are as follows: (a) the Parties made the commitment to take basic sanitation and environmental actions, complementary to the actions of the Municipality of São Paulo, by investing in the deployment and continuity of programs such as: Programa Córrego Limpo (Clean River Program) and Programa de Uso Racional da Água – PURA (Rational Water Use Program), the purpose of which is to ensure a decrease in water consumption by City government units, ensuring water supply to and the quality of living of the population; (b) starting November 14, 2007, all the amounts paid by the Municipality of São Paulo to SABESP, referring to consumption by City departments, agencies, and foundations, net of taxes, will be used in basic sanitation and environmental actions in the municipality; (c) the Municipality made the commitment to resume the payment of consumption bills issued by SABESP, starting November 14, 2007; (d) the Parties shall complete, within 90 days, the projects required to determine the outstanding amounts and prepare the drafts of the Bill to obtain the approval of the City Council to the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of water supply and sewage services in the municipality, through associated management of the assumed utility services, jointly by the Municipality and the

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  State of São Paulo, pursuant to the general basic sanitation service principles laid down in State Law 11445/07 and related State legislation; (e) the Parties and the State shall conclude, within 90 days after the execution of the Agreement, the terms and conditions of the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of water supply and sewage services in the municipality; (f) the approval of Municipal Authorization Law is an essential condition both for signing the Cooperation Agreement, to be signed by the Municipality and the State of São Paulo, and the Metropolitan Program Contract, to be signed by the Municipality and SABESP; (g) after the Bill is submitted to the City Council, the Parties will enter into an instrument for settlement of outstanding debts. A discount in the amount of R$120 million on the City’s debts will be granted, under contract. Part of these debts will be paid free of financial charges arising from interest, fines and monetary adjustment, and the rest under Municipal Interdepartmental Administrative Rule 01/2005, in seven annual installments; (h) the Parties shall require the termination of the collection lawsuits filed by SABESP, where SABESP shall pay the court fees, and each Party shall pay the lawyers’ fees, in an estimated amount of R$1.9 million.

  On February 11, 2008, the Parties signed the First Amendment to the Agreement with the Municipality of São Paulo. The Parties decided to extend the agreement for a period equal to the original period, so that the Parties may conclude the required understandings to settle the outstanding debts and prepare the drafts of the Cooperation Agreement, the Metropolitan Contract Program, and the Authorization Bill.

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

  On August 29, 2008, the Municipality of São Paulo submitted Bill 558/08 to the São Paulo City Council. The approval of this municipal Law will authorize the Cooperation Agreement and Metropolitan Program Contract between the Executive branch and the São Paulo State, São Paulo State Sanitation and Power Regulatory Agency (ARSESP) and SABESP.

  On December 22, 2008, the Parties signed the Third Amendment to the Agreement and decided to: (i) change the payment term of the debt balance of the municipality in favor of SABESP, after matching the accounts; (ii) adopt the same criterion that will be used by SABESP to calculate the adjustment to present value of the credit balance for SABESP in order to deflate the contract discount agreed in the Agreement; (iii) include a clause authorizing SABESP to carry out expropriations.

  Also in December 2008, the Municipal Bill 558/08 was approved in the first vote. Final approval depends on the second vote.

  27. SUBSEQUENT EVENTS

  Company’s restructuring

  The restructuring of headcount, initiated In February 2009 by SABESP, is consistent with the Company’s need to conform to its new reality in the market: commitment to universal services of water supply and sewage services by 2018 in the 366 São Paulo municipalities where the Company operates and the possibility of new business since State Laws 12292/2006 and 1025/2007, which allowed SABESP to operate in drainage, solid waste and energy markets. The Company will conduct a competitive examination to fill 1,771 jobs, mostly for operating areas. The examination is part of the strategy to renew the Company’s staff.

  Within this strategy, a Commitment Agreement for Adjustment of Conduct (TAC) was signed on February 20, 2009, which includes termination of all retired employees paid by National Institute of Social Security (INSS) from SABESP’s headcount, as required by the State Public Prosecution Office. In order to meet the standards of quality of the services rendered to the population, terminations will be gradually performed, totaling 2,250 retired employees between 2009 and 2011 replaced with professionals who succeeded the exam.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Upon termination of the labor agreement, in addition to the termination pay, the Company will pay the fine of 40% on the Government Severance Indemnity Fund for Employees (FGTS) related to the total period worked.

  Furthermore, SABESP will ensure the payment of the Company’s portion of the welfare plan for up to six months after termination.

  The estimated disbursement with terminations is R$166,878.

  Agreement with the Municipality of São Paulo

  On June 18, 2009, the Municipal Government passed Law 14934, enacted during the City Council session of June 3, 2009, which approved Bill 558/08.

  The Fourth Amendment to the Agreement was signed on August 6, 2009 and includes the basic environmental sanitation, the channeling of the CEU Uirapuru, Curtume and Tiburtino streams.

  EMAE

  The Company entered into an agreement with EMAE – Empresa Metropolitana de Águas e Energia S.A. (“Confidentiality Agreement”) to start a due diligence process at this company, without any binding effect, for a future possible acquisition of assets, which can, but not limited to, result in the corporate restructuring of EMAE or even the acquisition by SABESP of the shares of EMAE, in compliance with relevant legislation and the terms inherent to this type of transaction.

  10th Issue of Debentures

  On November 15, 2009, the Company issued debentures totaling R$275.4 million, offered in three series. The debentures of the first, second and third series will mature in 2020. The debentures of the first and third series, in the amount of R$77.1 million and R$115.7 million, respectively, bear interest at the TJLP plus 1.92% per year, and the debentures of the second series in the amount of R$82.6 million bear interest at the rate of IPCA index plus 9.53% per year. The 10th issuance was subscribed entirely by BNDES and was settled on December 15, 2009.

  Promissory notes

  On December 1, 2009, the Company issued promissory notes totaling R$900,000 as a bridge loan, corresponding to an advance for the 11th issuance of debentures. The net proceeds from the 11th issuance of debentures will be used to redeem these promissory notes.

  11th Issue of Debentures

  On February 22, 2010, the Company filed with ANDIMA (National Association of Financial and Capital Market Institutions) a registration of the public offering of the 11th issuance of debentures of R$900,000 in two series. The debentures of the first and second series will mature in five and three years, respectively. The 11th issuance will be registered with the CVM, and will be, therefore, subject to market conditions for public distribution purposes. As a result of the bookbuilding, the 11th issuance totaled R$1,215,000 and the first series totaled 810,000 debentures in the amount of R$810,000 and second series totaled 405,000 debentures in the amount of R$405,000. The first and second series are expected to be settled on April 30, 2010 and May 3, 2010, respectively, and a portion of the net proceeds will be used to repay the R$900,000 promissory notes issued in December 2009. The first series will bear interest of the interbank deposit rate (CDI) plus 1.95% per year and will mature within five years after the issuance and repayments on the third, fourth and fifth year after the issuance. The second series will bear interest of interbank deposit rate (CDI) plus 1.4% per year and will mature with three years and repayments in the second and third year after the issuance.

  GESP Agreement

  As part of the actions intended to recover the receivables that management considers due by the State Government, related to discrepancies in the reimbursement of the pension benefits paid by the Company, whose accrued amount is R$471,591 and the related reserve for the actuarial liability totals R$518,027 as of December 31, 2009. On March 24, 2010, SABESP reported to the controlling shareholder the official letter approved by the executive committee, proposing that the matter be discussed at the São Paulo Stock Exchange (Bovespa) Arbitration Chamber.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  28. SUMMARY OF DIFFERENCES BETWEEN BR GAAP AND US GAAP

  The Company’s accounting policies and the financial statements are prepared in accordance with BR GAAP. The Company has retroactively applied the changes in BR GAAP introduced by the newly formed CPC and the provisions of Law 11,638/07 as from January 1, 2006 (note 2(c)). Certains items presented in the reconciliation of the Company’s US GAAP financial information as at and for the years ended December 31, 2007 and 2006 previously issued have been adjusted to reflect the adoption of Law 11,638/07.

  As a result of the changes to BR GAAP introduced in 2008 which were applied retroactively to January 1, 2006 certain differences between BR GAAP and US GAAP, as originally reported, were eliminated. The changes to BR GAAP did not affect the balances originally reported under US GAAP.

  A summary of the Company’s principal accounting policies under BR GAAP that differ significantly from US GAAP is described below:

  (a) Inflation accounting methodology and indices

  In Brazil, because of highly inflationary conditions which prevailed in the past, a form of inflation accounting had been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. Two methods of inflation accounting were developed: one required under BR GAAP; and the other known as the Constant Currency Method. The primary difference between BR GAAP and the Constant Currency Method relates to accounting for the effects of inflation. Under BR GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, BR GAAP required inflationary indexation of property, plant and equipment, investments, deferred charges and shareholders' equity, the net effect of which was reported in the statement of operations as a single line item. The Constant Currency Method is similar to U.S. Accounting Principles Board Statement No. 3 ("APS 3"), except that the former continues to apply inflationary accounting in periods of low inflation. Under US GAAP, the Brazilian economy ceased to be highly inflationary effective July 1, 1997.

  Financial statements prepared in accordance with BR GAAP have been, and continue to be, required of all Brazilian corporate entities and are used by the Brazilian tax authorities in determining taxable income. Financial statements prepared in accordance with the constant currency method were required through 1995 for those entities whose securities were registered with the CVM.

  (i) Additional inflation restatement in 1996 and 1997 for US GAAP

  In the reconciliation from BR GAAP to US GAAP, consistent with the position paper prepared by the U.S. AICPA International Practice Task Force, an adjustment for inflation accounting has been included for the period from January 1, 1996 to December 31, 1997. During this period, inflation accounting was prohibited by BR GAAP but was required by APB Statement 3 under US GAAP. Shareholders' equity under US GAAP was increased by R$1,035,033 and R$1,103,962 at December 31, 2008 and 2007, respectively, due to the additional inflation restatement adjustments.

  (ii) Supplementary inflation restatement replaces revaluation of property, plant and equipment for US GAAP

  The price-level restatement methodology under BR GAAP relied on an official inflation index announced by the Brazilian Federal government which was also used for purposes of determining taxes payable. Shortly after the launch of an economic stabilization plan in 1990, the government announced an inflation rate for that year which was materially understated in relation to the general and consumer price indexes as measured by independent economic institutes. In 1991, the government acknowledged this distortion and companies were required to re-present their statutory financial statements using a revised inflation index and the effects thereof were also used to determine income taxes, retroactively. The same law (Law No. 8,200/91) also granted companies the option (and the CVM required adoption when the effects were significant) to reprocess the accumulated inflation accounting effects since the date of acquisition of assets based on an independently sourced consumer or general price index. This supplemental indexation of property, plant and equipment, investments and deferred charges was to be recorded in the statutory BR GAAP accounting books but would have no effect for tax purposes. The Company anticipated the effects of this measure by contracting an independent firm of experts to perform an appraisal to market value of property, plant and equipment and recorded the revaluation increment in the statutory BR GAAP accounting records, without affecting the tax position, in much the same way as Law No. 8,200/91 later required. As the revaluation increment had eliminated the effects of the supplemental price-level restatements, no further action was taken and the Company did not apply the incremental indexation.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Under US GAAP, revaluations of assets to market value are not permitted and the effects of the revaluation have been reversed in the reconciliation to US GAAP. However, in order to preserve the integrity of the historical cost of the assets based on the price-level restatement convention adopted by BR GAAP, the Company has recorded the supplemental price-level restatement adjustments, in accordance with Article 2 of Law No. 8,200/91, as an adjusting item in the reconciliation to US GAAP. The Company has presented the balances of shareholders' equity and net income under BR GAAP, adjusted for the effects of the revaluation and the replacement of the reversal by the supplemental price-level restatements, and related tax effects, as a subtotal, prior to presenting the reconciling items to US GAAP. The subtotal also includes the effects of including an additional two years' inflation accounting adjustments through to 1997 for purposes of US GAAP.

  Shareholders' equity under US GAAP was increased by R$2,604,903 and R$2,705,277 at December 31, 2008 and 2007, respectively, due to the supplementary inflation restatement adjustments and reduced by R$2,253,012 and R$2,339,829 at December 31, 2008 and 2007, respectively, due to the reversal of the revaluations, before tax effects.

  (iii) Inflation indexes

  The indexation of the financial statements through 1995, except for the year 1990, under BR GAAP was based on an official government index, the Unidade Fiscal de Referência - UFIR and for the year ended December 31, 1990 on a consumer price index (Indice de Preços ao Consumidor, or IPC). For purposes of US GAAP, a general price index, the Indice Geral de Preços - Mercado, or IGP-M, was used to record the additional inflation restatement in 1996 and 1997 and the supplementary inflation restatement through 1995.

  (b) Income taxes and social contribution

  Under BR GAAP, deferred tax assets are recognized at the estimated amounts that management considers are probable to be recovered. In addition, deferred income taxes are shown gross rather than net.

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

  For purposes of deferred tax accounting, the US GAAP adjustments relating to inflation restatement of land and the push-down expenses from the Plan G0 pension fund (f)(ii) below and sabbatical paid leave benefits are treated as permanent tax differences, as such items are not deductible for tax purposes by the Company.

  Shareholders' equity under US GAAP was reduced by R$1,041,651 and R$1,281,468 at December 31, 2008 and 2007, respectively, due to deferred tax adjustments on US GAAP differences, excluding revaluations and permanent differences related to monetary readjustment on land of approximately R$ 150 million.

  No valuation allowance adjustments were required to be included in the reconciliation between BR GAAP and US GAAP.

  (c) Cash and cash equivalents

  Under BR GAAP, CPC No. 03, "Statement of Cash Flows" defines cash equivalents as highly-liquid short-term investments which are readily convertible into a known amount of cash and subject to an insignificant risk of change in value. The Company adopted CPC No. 03 on January 1, 2007.

  Under US GAAP, cash equivalents are defined as short-term highly liquid investments that are both (i) readily convertible to known amounts of cash and (ii) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments with original maturities of three months or less qualify under that definition.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  As of December 31, 2007, the Company held certain highly liquid, low risk financial investments, comprised principally of high quality government debt, which are classified as cash equivalents under BR GAAP. Although the investments have high level of liquidity and present insignificant risks of changes in value, under US GAAP, since these investments have original maturities of over 90 days, such investments did not qualify as cash equivalents. There were also, some securities with donor-imposed restrictions that were presented as “Cash and cash equivalents” under BR GAAP. These securities, under US GAAP, must be classified as restricted cash and the classification on the Cash Flow Statement must be related to the nature of the restriction.

  The effect of these differences in classification on the Company’s balance sheets and statements of cash flows for the periods presented are as follows:

		2007

Cash and cash equivalents under BR GAAP		464,997
Difference in classification of restricted cash		(7,657)
Cash and cash equivalents under US GAAP		457,340

Cash Flows	2007	2006

Operating activities under BR GAAP	2,215,600	2,020,824
Cash flows relating to short-term investments under US GAAP	-	155,783
Operating activities under US GAAP	2,215,600	2,176,607

Financing activities under BR GAAP	(1,197,113)	(1,122,755)
Cash flows relating to restricted cash under US GAAP	(7,657)	-
Financing activities under US GAAP	(1,204,770)	(1,122,755)

Cash and cash equivalents at beginning of the year under BR GAAP	328,206	280,173
Difference in classification of temporary investments at beginning of the year	-	(155,783)

Cash and cash equivalents at beginning of the year under US GAAP	328,206	124,390
Increase in cash and cash equivalents under BR GAAP	136,791	48,033
Cash flows relating to short-term investments under US GAAP	-	155,783
Cash flows relating to restricted cash under US GAAP	(7,657)	-

Cash and cash equivalents at end of year under US GAAP	457,340	328,206

  (d) Investments in debt and equity securities

  Under BR GAAP, marketable debt and equity securities are generally stated at the lower of inflation-indexed amortized cost or market value less interest or dividends received. Gains and losses are reflected in earnings.

  Under US GAAP, the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities is as follows:

(i)	Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to- maturity securities and are reported at amortized cost;
(ii)	Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings;
(iii)	Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity. For purposes of US GAAP, certain unrealized gains and losses from the Company’s available-for-sale securities are recorded directly in shareholders' equity, net of tax effects, until realized. Shareholders' equity under US GAAP was reduced by R$ 69 and increased by R$ 88 on December 31, 2008 and 2007, respectively, for unrealized gain/losses from available-for-sale securities.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(e)	Property, plant and equipment

(i)	Revaluations of property, plant and equipment

  Since the adoption of Law 11638/07, BR GAAP no longer permits new appraisal write-ups. The Company opted to maintain the oustanding balance until the full depreciation. The revaluation increment was credited to a reserve account in shareholders' equity. Depreciation of the asset revaluation increments is charged to income and an offsetting portion is relieved from the revaluation reserve in shareholders' equity and transferred to retained earnings as the related assets are depreciated or are disposed.

  For US GAAP reconciliation purposes, net revaluation of property, plant and equipment in the amounts of R$2,253,012 and R$2,339,829 at December 31, 2008 and 2007, respectively, have been eliminated in order to present property, plant and equipment at historical cost, indexed for inflation through 1997 based on a general price index, less accumulated depreciation. The depreciation on such revaluation charged to income, totaling R$86,817, R$87,670 and R$102,272 for the years ended December 31, 2008, 2007 and 2006, respectively, has also been eliminated for US GAAP purposes in the reconciliation of net income.

  Under BR GAAP, no deferred tax liability was recorded on the revaluation increment. Under US GAAP, although the depreciation from the additional inflation restatement ((a)(i) above) and the supplementary inflation restatement ((a)(ii) above) will not be deductible for tax purposes, these depreciation charges are considered to be temporary tax differences as the expense will reverse through income in the future, and, as such, are recorded for purposes of determining deferred tax liabilities.

(ii)	Different criteria for capitalizing and depreciating capitalized interest

  Under BR GAAP, until December 31, 1995, capitalization of interest cost incurred during the construction period as part of the cost of the related property, plant and equipment was not required. However, as permitted by the Brazilian Water and Sewage Plan (Plano Nacional de Saneamento Básico - PLANASA), SABESP capitalized interest on construction-in-progress through 1989. Also, under BR GAAP as applied to companies in the utilities industry, during the period from 1979 to 1985, a notional interest rate was applied to construction-in-progress computed at the rate of 12% per annum of the balance of construction-in-progress; that part which to interest on third-party loans was credited to interest expense based on actual interest costs with the relating to the self-financing portion being credited to capital reserves. Beginning in 1999, SABESP has capitalized indexation charges on the real - denominated loans and financing and the foreign exchange effects on foreign currency loans and financing.

  Under US GAAP, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction in progress Such interest is capitalized as part of the cost of the related assets with a corresponding credit to financial expenses. Under US GAAP, the amount of interest capitalized excludes the indexation associated charges with the borrowings and the foreign exchange gains and losses on foreign currency borrowings.

  The effects of these different criteria for capitalizing and amortizing interest are presented below:

	2008	2007	2006

Interest capitalized under US GAAP in the period from 1989 to 1995	204,239	205,459	206,227
Amortization thereof	(119,076)	(112,683)	(105,964)
Capitalized interest credited to income under BR GAAP (12% per annum, applied monthly to the balance of construction-in progress) in excess of actual interest	(32,254)	(32,448)	(32,569)
Amortization thereof	31,255	30,245	29,188
Indexation charges and foreign exchange losses capitalized since 1999 under BR GAAP, net (*)	(84,691)	93,165	50,576

US GAAP difference in shareholders' equity at December 31 (*)	(527)	183,738	147,458

US GAAP difference on pre-tax income for the year ended December 31(*)	(184,265)	36,280	16,024

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (*) As a result of the devaluation of the Brazilian real against the U.S. dollar in 2008, from R$1.7713 to U.S.$1.00 as of December 31, 2007 to R$2.3370 to U.S.$1.00 as of December 31, 2008, the Company capitalized interest on foreign exchange losses in 2008 in the amount of R$175,289. Under US GAAP, the amount of interest capitalized on foreign exchange losses of R$175,289 was reversed and recorded in Financial expense, net.

  (iii) Impairment of long-lived assets

  Under BR GAAP, long-live assets, including intangible assets, are reviewed for impairment on a recurring basis when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. The Company assesses impairment on the basis of the projected recovery of depreciation charges through results of operations based on discounted cash flows of identified cash generating units. The carrying value of assets or groups of assets is written down to realizable value if and when appropriate.

  Under US GAAP, requires companies to periodically evaluate the carrying value of long-lived assets to be held and used, and for long lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from identified assets, representing the lowest level for which identifiable cash flows largely independent of the cash flows of other groups of assets and liabilities, is less than their carrying value. In that event, a loss is recognized to the extent that the carrying value exceeds the fair market value of the assets.

  No impairment provisions were required under BR GAAP and US GAAP for the periods presented. Losses recognized on the write-off of property, plant and equipment arose primarily from adjustments related to the withdrawal of concession assets, construction-in-progress projects which were deemed to be no longer economically feasible and obsolescence write offs.

  (f) Pension benefits

  Under BR GAAP, prior to 2002, amounts related to the pension plan were recorded on an accrual basis as the obligations for contributions fell due. In accordance with the accounting standard issued by IBRACON and approved by the CVM, effective January 1, 2002, Brazilian public companies must account for pension obligations based on actuarial calculations and provide certain disclosures related to their pension plans. Under the new standard, the actuarial pension obligation determined at the date of adoption could be either recorded directly in shareholders’ equity, or prospectively, during the five-year period ending December 31, 2006 in results of operations. As permitted, the Company has elected to recognize this transition obligation on a straight-line basis through income over five years beginning in 2002. The amortization of the liability is being presented as an “Extraordinary item” in the statements of operations, net of applicable tax effects.

  Under US GAAP, the Company recognize the actuarially-determined liability for the pension plan obligations. US GAAP also requires that an additional liability (minimum pension liability) is required to be recorded when the accumulated benefit obligation exceeds the fair value of the plan assets, less accrued pension amounts. This additional minimum liability is recorded as a charge to accumulated other comprehensive income in equity.

  ASC 715, “Compensation-Retirement Benefits” (“ASC 715”) sets forth the requirements for information that must be disclosed with respect to the Company’s pension plans.

  Under ASC 715 an employer is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in the statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of the year-end statement of financial position, with limited exceptions.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Although the adopted accounting standard under BR GAAP requires the Company to recognize pension obligation based on actuarial methods effective January 1, 2002, differences under BR GAAP related to the prescribed actuarial methods, date of first adoption and amortization of transition obligations, among others, as compared with those under US GAAP, generate reconciling adjustments for US GAAP purposes.

  (i) Pension plan (Plan G1)

  The Company sponsors a defined-benefit plan for its employees (Plan G1). For the purposes of calculating the funded status of Plan G1, the provisions of ASC 715, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

  (ii) Supplementary pension plan (Plan G0)

  Pursuant to a law enacted by the State Government, certain employees who provided service to the Company prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments (which rights are referred to as “Plan G0”). The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursement from the State Government, which are recorded as accounts receivable from shareholder under BR GAAP. Under BR GAAP, the Company recorded in 2008 an allowance for losses of the disputed reimbursement of the pension benefits paid on behalf of the State Government of R$409,079 and a provision for actuarial liability for Plan G0 in the amount of R$535,435 in “other operating income (expenses), net in the Satement of income. Under US GAAP, the following adjustments were recorded and presented in the reconciliation of the shareholders’ equity and net income from BR GAAP to US GAAP as of and for the year ended December 31, 2008, as (a) the remaining unpaid reimbursable balance due from the State Government (effectively a subscription receivable) was charged off as a deduction to shareholders' equity, the allowance for losses of R$409,079 was reversed under US GAAP; and (ii) the pension plan obligation for Plan GO was already recorded in prior period and, accordingly, the amount of R$535,435 was reversed under US GAAP.

  Consistent with the guidance in SEC Staff Accounting Bulletin Topic 5-T ("SAB No. 5-T"), under US GAAP, the Company recognizes the costs and obligations associated with Plan G0 supplemental pension benefits incurred by the State Government on behalf of the Company with respect to its employees on a “push-down basis,” as the Company is the recipient of the benefits of the employee service for which the supplemental pension benefits are made. These benefits are accounted for in accordance with ASC 715. Eventual amounts received as reimbursement from the State Government, if any, are treated as additional paid-in-capital.

  Retained earnings was reduced in the first year of presentation (1998) for the actuarial liability computed under ASC 715, and the balance of amounts due from the State Government for pensions paid was charged to income, as this amount relates to a charge for past services rendered by the Company’s former employees. Amounts reimbursed to the Company by the State Government were accounted for as additional paid-in capital and a reduction of the actuarial liability to reflect gross benefits paid. The remaining unpaid reimbursable balance due from the State Government (effectively a subscription receivable) was charged off as a deduction to shareholders' equity.

  (iii) Sabbatical paid leave

  The Company also pays amounts equivalent to three months of vacation for each five years' of service as a form of sabbatical paid leave to certain of the Company’s employees for which it also claims reimbursement from the State Government. Consistent with the guidance in SAB Topic 5-T, under US GAAP, the Company recognizes the costs and obligations associated with these sabbatical leave benefits incurred by the State Government on behalf of the Company with respect to its employees on a “push-down basis,” as the Company is the recipient of the benefits of the employee service for which the supplemental pension benefits are made. The Company has accounted for this sabbatical expense by relieving directly against retained earnings for the first year presented and subsequently the Company recognized as a charge to income the receivable due from the State Government, for sabbatical leave paid, as this amount relates to a charge for past services rendered by the Company’s former/current employees. Amounts reimbursed by the State Government, if any, are accounted for as additional paid-in capital.

  During the year ended December 31, 2000, in the financial statements prepared in accordance with BR GAAP, sabbatical leave accruals totaling R$23,747, which had in prior years been charged to income, and were accounted for as a receivable (reimbursement) due from the State Government, were reversed, as the Company does not consider this to be an expense under BR GAAP. Similarly, during December 31, 2008, 2007 and 2006, total amounts not accrued were R$(3,591), R$1,319 and R$1,991, respectively. Such amounts, consistent with the US GAAP difference mentioned above, were ‘pushed down’ as expenses in the reconciliation to US GAAP.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (iv) Summary of pension benefits adjustments

  The effects included in the shareholders' equity reconciliation arising from these different criteria for pension and benefit accounting are presented below:

	2008	2007
Plan G1
Accrued pension liability under US GAAP	(709,700)	(666,095)
Accrued pension liability under BR GAAP	419,871	365,234
Difference Plan G1	(289,829)	(300,861)

Incremental effect of applying ASC 715	252,535	248,972
Difference Plan G1	(37,294)	(51,889)

Plan G0
Accrued pension cost under US GAAP	(1,226,401)	(1,192,624)
Incremental effect of applying ASC 715	(112,186)	(45,043)
Difference Plan G0	(1,338,587)	(1,237,667)

Push-down accounting of Plan G0 and sabbatical
Paid leave
Gross amount paid for Plan G0 and sabbatical paid leave
recorded as receivables from the State Government (ii)	(1,484,484)	(994,047)

Additional paid-in capital - Plan G0 and sabbatical
paid leave reimbursed by the State Government (ii)	118,812	114,970

Reversal of allowance of receivables from shareholder	409,079	-
Reversal of provision for actuarial liability	535,435	-

Sabbatical paid leave
Recognition of reversed expense (iii)	(10,837)	(7,246)

  The effects included in the reconciliation of net income arising from these different criteria for pension and benefit accounting are presented bellow:

	2008	2007	2006
Plan G1
Accrued pension obligation Plan G1	11,032	22,687	(14,469)
Plan G0
Accrued pension obligation Plan G0	(33,777)	(36,132)	(25,981)
Gross amount paid for Plan G0 and sabbatical paid leave recorded
as receivables from the State Government (*)	(486,595)	(104,622)	(101,741)

Reversal of allowance of receivables from shareholder	409,079	-	-
Reversal of provision for actuarial liability	535,435	-	-

Sabbatical paid leave
Recognition of reversed expense	(3,591)	1,319	1,991

  (*) In 2008, the Company recorded under BR GAAP (i) monetary indexation on the receivables from the reimbursement for pension benefits paid in the amount of R$344,561, based on the Third Agreement (Note 6(vi)); (ii) payments of pension benefits on behalf of the State Government on Receivables from shareholder in the amount of R$145,876 (2007 - R$104,262 and 2006 - R$101,741); and (iii) reimbursements paid by the State Government of R$3,842. The monetary indexation and new additions in the receivables shareholder net of reimbursements recorded under BR GAAP was reversed for US GAAP.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (g) Capitalization of debt issuance costs

  Under BR GAAP, the costs associated with issuance of debts were recognized as an operational expenses until December 31, 2007. During 2008, pursuant CPC No. 8 “Transaction Costs and Premiums on Issuance of Securities”, as approved by CVM Resolution 556, that established the reclassification of transaction costs on issuance of debentures as a reduction of loans and financing. The Company recorded the adjustments to transaction costs incurred in 2008.

  Under US GAAP, debt issue costs are deferred and amortized using the effective interest method over the remaining term of the applicable debt obligations.

  At December 31, 2008, the balance of deferred debt issue costs included as an adjustment to shareholders’ equity, related to debt issue costs was R$4,254 (in 2007 was R$7,481), net of accumulated amortization. Under US GAAP, the Company recorded an additional amortization of debt issuance costs of R$3,227, R$3,850 and R$2,645 in 2008, 2007 and 2006, respectively.

  (h) Donations

  Under BR GAAP these amounts, which comprise principally contributions of property, plant and equipment that we receive from third parties, were recorded at fair value, generally determined based on estimates of the current replacement cost of the assets contributed, as other income until December 31, 2003 an as a credit to other capital reserves through December 31, 2007. Beginning January 1, 2008, the Company records the assets contributed as other income.

  For US GAAP purposes, the amounts recorded as revenues and capital reserves related to donations received from third parties would be classified as a deferred credit, recorded as a reduction of the related amount of property, plant and equipment in the balance sheet, and amortized to reduce depreciation expense over the related estimated useful life of the donated assets. Donations from the State Government entities are recorded as additional paid-in-capital.

  Under US GAAP, shareholders’ equity was lower by R$109,301 and R$ 92,271, as compared to BR GAAP at December 31, 2008 and 2007, respectively. In 2008, the amount of R$5,028 was recorded as additional paid-in-capital in the shareholders’ equity. Net income in 2008 was reduced by R$22,058 and R$26,622 in 2008 and 2006, respectively, and increased by R$5,283 in 2007. In 2008, the adjustment in the net income resulted from the reversal of (i) gain recorded under BR GAAP in the amount of R$26,079; and (ii) depreciation of donations recorded under BR GAAP in the amount of R$4,021.

  (i) Segment reporting

  Under BR GAAP, no separate segment reporting is required. The Company presented property, plant and equipment by segment in Note 9 and operating income (expense) by segment in Note 23.

  US GAAP defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit and loss, total assets and other related information are required to be disclosed for each operating segment.

  The Company has two identifiable reportable segments: (i) water supply; and (ii) sewage services. The chief operating decision maker uses these two segments to analyse the Company and uses income from operations before financial expenses, net as a measure of segment profit and loss and is disclosed in Note 23.

  Total assets by segment is not readily available, and therefore not regularly provided to, nor reviewed by the Company’s chief operating decision maker. However, total property, plant and equipment by segment is readily available and reviewed regularly by the Company’s chief operating decision maker to make decisions about resource allocations and to measure performance. As such, management believes that total property, plant and equipment is a relevant measure for its operating segments and is disclosed by segment in Note 9.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (j) Comprehensive income

  BR GAAP does not embody the concept of comprehensive income.

  Under US GAAP, the Company may present the statement of comprehensive income in any format permitted by ASC 220 “Comphreensive Income” (“ASC 220”). The information required by ASC 220, has been included in the condensed financial statement information as prepared in accordance with US GAAP below.

  (k) Provision for dividends and interest on shareholders' equity

  Under BR GAAP, at each annual balance sheet date management is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under BR GAAP, companies are permitted to distribute a notional amount of interest on shareholders’ equity, subject to certain limitations, calculated based on the government TJLP interest rate. Such amounts are deductible for tax purposes and are presented as a deduction from shareholders' equity. Although not affecting net income except for the tax benefit, in certain cases companies include this notional charge in interest expense and reverse the same amount before totaling net income. The Company presents the financial expense net of the reversal in the financial statements.

  Under US GAAP, since proposed dividends must be ratified or modified at the annual shareholders' meeting, dividends would generally not be considered as declared at the balance sheet date and, as such, would not be accrued. However, because the State Government is the Company’s controlling shareholder, the minimum dividend proposal when made by management at year end is maintained as a provision, and therefore, no adjustments has been included in the reconciliation from BR GAAP to US GAAP. Interim dividends paid or interest credited to shareholders as interest on shareholders' equity under BR GAAP is considered as declared for US GAAP purposes.

  Distributions per share data (in the form of dividends or interest on shareholders’equity) is not required to be disclosed under BR GAAP.

  Interest on shareholders' equity per common shares(*) for the years ended December 31, 2008, 2007 and 2006 were as follows:

	December 31,

	2008	2007	2006
Interest on shareholders'
equity per share	1.30	1.32	1.19

  (*) The weighted-average number of shares used in Interest on shareholders' equity per share for December 31, 2008, 2007 and 2006 was 227,836,623, reflecting the effects of the reverse stock split as discussed in note 28(o).

  (l) Items posted directly to shareholders' equity accounts

  Under BR GAAP, various items were posted directly to shareholders' equity accounts. Examples include certain capitalized interest, the effects of adjustments to tax rates and tax incentive investment credits received. As noted in (a) above, Brazilian utility companies used to capitalize interest attributable to construction-in-progress at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third-party loans is credited to interest expense based on actual interest costs with the balance relating to the self-financed portion being credited to capital reserves.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (m) Classification of balance sheet line items

  Under US GAAP, the proportional consolidation of investees and subsidiaries is eliminated and in its place the associated companies are presented using the equity method of accounting.

  Under BR GAAP certain court-mandated escrow deposits made into court are netted against the corresponding contingency provisions. For purposes of US GAAP, as these do not meet the right of offset criteria, such deposits are presented as assets and not netted against liabilities.

  Under BR GAAP, debt issuance costs are netted against the loan balance, whereas under US GAAP such costs are presented as deferred expenses in current and non-current assets.

  Under BR GAAP, deferred income taxes are not netted and assets are shown separately from liabilities. For US GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

  (n) Classification of statement of operations line items

  Under BR GAAP, as noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast the statement of operations under BR GAAP to present a condensed statement of operations prepared in accordance with US GAAP. The reclassifications are summarized as follows:

(i)	Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of operations presented in accordance with BR GAAP. Such amounts have been reclassified to non-operating income and expenses in the condensed statement of operations prepared in accordance with US GAAP;
(ii)	Under BR GAAP, Brazilian listed companies are required to present the investment in jointly-controlled associated companies on the proportional consolidation method. For purposes of US GAAP, the Company has eliminated the effects of the proportional consolidation and reflected the interest in the results of the investee on a single line item (Equity in results of investee) in the recast consolidated statement of income under US GAAP;
(iii)	Following the issue of an accounting standard under BR GAAP, effective January 1, 2002, the Company is amortizing the related transition obligation related to Plan G1 over five years. The related amortization, as permitted, is being presented as an “Extraordinary item” net of taxes, in the statement of operations. Under US GAAP, this amortization expense would be included as part of operating income.

(o)	Earnings per share

  Under BR GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date.

  Under US GAAP, the presentation of earnings per share is required for public companies, including earnings per share from continuing operations and net income per share on the face of the statement of operations, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the statement of operations or in a note. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data are based on the weighted average number of shares outstanding during the period and all potentially dilutive shares outstanding during each period presented, respectively.

  US GAAP requires the retroactive restatement of earnings-per-share computations for stock dividends, stock splits, and reverse splits. If a stock dividend or split is consummated after the close of the period but prior to the issuance of the financial statements, the earnings-per-share computation should be based on the new number of shares.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Simultaneously to the grouping operation, the American Depositary Receipts (ADR’s) started to be traded in the proportion of 2 (two) shares to each ADR.

  Considering the grouping of shares mentioned above the weighted-average number of shares used in computing basic earnings per share for 2008, 2007 and 2006 was 227,836,623. The Company had no potentially dilutive shares outstanding during 2008, 2007 and 2006.

  Net income reconciliation of the differences between BR GAAP and US GAAP

  The following is a reconciliation of the differences in net income between BR GAAP and US GAAP:

		2008	2007	2006

Net income as reported under the BR GAAP (as adjusted for 2007 and 2006 -Note 2(c))		63,571	1,055,264	789,401
Depreciation of additional inflation restatement in 1996 and 1997	(a)(i)	(68,929)	(67,614)	(75,541)
Reversal of depreciation of revaluation increments	(e)(i)	86,817	87,670	102,272
Depreciation of supplementary restatement prior to 1991	(a)(ii)	(100,374)	(101,361)	(118,243)
Deferred tax effects on above (excluding revaluation)	(b)	57,563	57,452	65,887

Net income as reported under the BR GAAP,
adjusted for inflation restatements and
revaluations		38,648	1,031,411	763,776
Accrued pension cost - Plan G1	(f)(iv)	11,032	22,687	(14,469)
Accrued supplementary pension cost - Plan G0	(f)(iv)	(33,777)	(36,132)	(25,981)
Actuarial liability (Plan G0) and sabbatical leave benefits push-down recognition	(f)(iv)	(486,595)	(104,622)	(101,741)
Reversal of allowance of receivables from shareholder	(f)(ii)	409,079	-	-
Reversal of provision for actuarial liability	(f)(ii)	535,435	-	-
Sabbatical leave benefits	(f)(iv)	(3,591)	1,319	1,991
Capitalized interest	(e)(ii)	(184,265)	36,280	16,024
Capitalization of debt issuance costs	(g)	(3,227)	(3,850)	(2,645)
Deferred credits - donations	(h)	(22,058)	5,283	(26,622)
Other		-	(6,322)	6,967
		260,681	946,054	617,300
Deferred income taxes effects:
Other GAAP differences above, excluding
reversal of revaluation increments	(b)	183,466	(20,618)	5,184

Net income under US GAAP		444,147	925,436	622,484

Net income per common share
Basic and diluted (in reais)	(o)	1.95	4.06	2.73

Weighted average number of common shares	(o)	227,836,623	227,836,623	227,836,623

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Shareholders' equity reconciliation of the differences between BR GAAP and US GAAP

  The following is a reconciliation of the differences in shareholders’ equity as of December 31, 2008 and 2007 between BR GAAP and US GAAP:

		2008	2007

Shareholders' equity, as reported under BR GAAP (as adjusted for 2007 -Note 2(c))		9,547,915	9,780,532
Add (deduct):
Additional inflation restatement in 1996 and 1997, net	(a)(i)	1,035,033	1,103,962
	(a)(ii)/
Reversal of revaluation increments, net	(e)(i)	(2,253,012)	(2,339,829)
Supplementary restatement prior to 1991, net	(a)(ii)	2,604,903	2,705,277
Deferred tax effects on above (excluding revaluation)	(b)	(1,186,670)	(1,244,233)

Shareholders' equity, as reported under BR GAAP, adjusted for
inflation restatements and revaluations		9,748,169	10,005,709
Accrued pension cost - Plan G1	(f)(iv)	(37,294)	(51,889)
Accrued supplementary pension cost -Plan G0	(f)(iv)	(1,338,587)	(1,237,667)
Actuarial liability (Plan G0) and sabbatical leave expense
push-down recognition	(f)(iv)	(1,484,484)	(994,047)
Additional paid-in capital - Plan G0 and sabbatical expense
reimbursed by the State Government	(f)(iv)	118,812	114,970
Reversal of allowance of receivables from shareholder	(f)(ii)	409,079	-
Reversal of provision for actuarial liability	(f)(ii)	535,435	-
Sabbatical paid leave of absence benefits	(f)(iv)	(10,837)	(7,246)
Capitalized interest	(e)(ii)	(527)	183,738
Capitalization of debt issuance costs	(g)	4,254	7,481
Deferred credits - donations	(h)	(109,301)	(92,271)
Other GAAP differences		(69)	88
Other deferred tax effects on US GAAP differences above,
excluding adjustments for available-for-sale securities,
inflation restatements and revaluation increments		145,019	(37,235)

Shareholders' equity under US GAAP		7,979,669	7,891,631

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Supplemental Condensed Financial Statement Information in Accordance with US GAAP

  The following presents condensed balance sheet in accordance with US GAAP:

	2008	2007
Assets
Current assets
Cash and cash equivalents	622,059	457,340
Restricted cash	-	7,657
Customer accounts receivable, net	1,129,746	1,207,885
Receivables from shareholder, net	141,898	338,506
Inventories	47,678	53,141
Taxes recoverable	4,665	9,414
Deferred income taxes	106,613	33,543
Other current assets	52,358	45,776
Total current assets	2,105,017	2,153,262

Investments	4,483	808
Intangible assets, net	815,416	507,789
Property, plant and equipment, net	16,203,529	15,620,950

Other long-term assets
Customer accounts receivable, net	326,472	278,787
Receivables from shareholder, net	92,396	107,911
Escrow deposits	92,621	49,611
Indemnities receivable	148,794	148,794
Other assets	200,341	61,007
	860,624	646,110

Total assets	19,989,069	18,928,919

Liabilities and shareholders’ equity

Current liabilities
Accounts payable to suppliers and contractors	187,139	165,267
Loans and financing	1,448,860	742,114
Accrued payroll and related charges	196,056	166,797
Taxes payable	130,409	127,735
Accrued pension obligation
Plan G0	115,710	109,920
Provisions for contingencies	502,889	319,977
Interest on shareholders’ equity payable	275,007	680,339
Accounts payable	198,511	156,987
Other current liabilities	67,986	57,323
Total current liabilities	3,122,567	2,526,459

Long-term liabilities
Loans and financing	5,422,958	4,925,439
Taxes payable	114,210	197,635
Accrued pension obligation
Plan G0	1,222,877	1,127,747
Plan G1	457,165	417,123
Provisions for contingencies	698,253	655,084
Deferred income taxes	747,802	1,084,107
Other liabilities	223,568	103,694
Total long-term liabilities	8,886,833	8,510,829

Total shareholders’ equity	7,979,669	7,891,631
Total liabilities and shareholders’ equity	19,989,069	18,928,919

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Condensed Statements of Operations in accordance with US GAAP

	2008	2007	2006
Gross revenue from sales and services	6,838,803	6,448,211	5,984,012
Taxes on sales and services	(487,131)	(477,369)	(456,679)
Net revenue from sales and services	6,351,672	5,970,842	5,527,333
Cost of sales and services	(3,196,570)	(2,848,560)	(2,822,616)
Gross profit	3,155,102	3,122,282	2,704,717
Operating expenses
Selling	(757,997)	(648,134)	(737,303)
Administrative	(771,148)	(609,909)	(428,670)
Other operating expenses, net	(138,422)	(23,292)	(87,380)
Income from operations	1,487,535	1,840,947	1,451,364
Financial expenses, net	(886,175)	(520,777)	(542,266)
Income before taxes on income and equity results of investee	601,360	1,320,170	909,098
Income and social contribution taxes	(157,204)	(394,734)	(286,614)
Equity results of investee	(9)	-	-
Net income for the year	444,147	925,436	622,484

Net income per common share - Basic and
diluted (in reais)	1.95	4.06	2.73

Weighted average number of common shares	227,836,623	227,836,623	227,836,623

Condensed Statement of Comprehensive Income in accordance with US GAAP

	2008	2007	2006
Net income for the year	444,147	925,436	622,484
Unrealized gains (losses) on available-for-sale securities	(157)	181	(63)
Effects of applying ASC 715:
Pension Plan - Plan G1	2,351	(74,235)	-
Pension Plan - Plan G0	(67,143)	42,532	-
Comprehensive income	379,198	893,914	622,421

  Condensed Statement of Changes in Shareholders' Equity in accordance with US GAAP

	2008	2007	2006
Balance at beginning of the year	7,891,631	7,298,164	6,821,396
Donations	5,028	297	(25,794)
Unrealized gains (losses) on available-for-sale
securities	(157)	181	(63)
Effects of applying ASC 715:
Pension Plan - Plan G1	2,351	(74,235)	238,557
Pension Plan - Plan G0	(67,143)	42,532	(87,575)
Net income for the year	444,147	925,436	622,484
Interest on shareholders' equity	(296,188)	(300,744)	(270,841)
Balance at end of the year	7,979,669	7,891,631	7,298,164

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  Recently Issued Accounting Pronouncements

  The FASB recently issued a number of accounting pronouncements, as follows:

  (a) Accounting pronouncements adopted

  In September 2006, the FASB issued ASC 820, "Fair Value Measurements and Disclosures", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The adoption of this new standard did not generate a material impact on the Company's financial position, except for certain required disclosures about fair value measurements.

  (b) Accounting pronouncements not yet adopted

  In May 2008, the FASB issued ASC 105, "The Hierarchy of Generally Accepted Accounting Principles", which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. This Statement shall be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board -PCAOB amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles".

  29. ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP

  (a) Pension and post-retirement benefits

       (i) Pension plan - Plan G1

  The Company sponsors a defined-benefit pension plan ("Plan G1"), which is operated and administered by SABESPREV. The status of this pension plan and the related actuarial assumptions presented in accordance with US GAAP are as follows:

	2008	2007
Accumulated benefit obligation
Vested	725,979	755,011
Non-vested	571,187	467,947
Total	1,297,166	1,222,958

Projected benefit obligation	1,433,710	1,386,563
Fair value of plan assets	(976,545)	(969,440)
Funded position	457,165	417,123

Unrecognized net gains	252,535	248,972
Accrued pension liability	709,700	666,095

Incremental effect of applying ASC 715	(252,535)	(248,972)

Accrued pension liability recorded in the Balance Sheet	457,165	417,123

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

	2008	2007	2006
Net periodic pension cost
Service cost	33,347	33,440	17,545
Interest cost	164,124	131,848	93,270
Expected return on plan assets	(117,317)	(96,439)	(83,065)
Amortization of transition obligation	-	-	29,082
Amortization of actuarial gain	(11,032)	(22,687)	(29,092)
Employee contributions	(14,432)	(12,925)	(15,410)

Total net periodic pension cost	54,690	33,237	12,330

Weighted-average assumptions
Discount rate (nominal)	10.8%	10.8%	12.3%
Projected long-term inflation rate	4.0%	4.0%	4.0%
Expected return on plan assets	10.8%	10.8%	12.1%
Rate of compensation increase	6.1%	6.1%	6.1%

  The reconciliation of changes in the projected benefit obligation and the fair value of plan assets is as follows for the years ended December 31:

	2008	2007	2006
Change in projected benefit obligation
At beginning of year	1,386,563	1,096,219	790,552
Service cost	33,347	33,440	17,545
Interest cost	164,124	131,848	93,270
Actuarial (gain) loss	(91,189)	177,100	225,373
Benefits paid	(59,135)	(52,044)	(30,521)
At end of year	1,433,710	1,386,563	1,096,219

Change in fair value of plan assets
At beginning of year	969,440	812,909	678,185
Actual return on plan assets	40,723	183,748	138,444
Employer contributions	12,492	11,902	11,391
Employee contributions	13,025	12,925	15,410
Gross benefits paid	(59,135)	(52,044)	(30,521)
At end of year	976,545	969,440	812,909

Funded status	457,165	417,123	283,310
Unrecognized actuarial gain	252,535	248,972	361,450
Net amounts recognized in the financial
statements	709,700	666,095	644,760

Incremental effect of applying ASC 715	(252,535)	(248,972)	(361,450)
Net amounts recognized in the financial
statements	457,165	417,123	283,310

  The measurement date used to determine pension benefits was December 31, 2008.

  The expected long-term rate of return on plan assets was determined based on the weighted average estimated return of the plan assets, which includes equity securities, real estate, loans and fixed income, based on information obtained from SABESPREV. This projected long-term rate includes the projected long-term inflation rate and takes into consideration such factors as projected future interest yield curves and economic projections available in the market.

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

Assets category	%
Equity securities	15
Real estate	5
Loans	3
Fixed rate securities	77
Total	100

  Restrictions with respect to asset portfolio investments, in the case of federal government securities for internal management, are as follows:

•	papers securitized by the National Treasury will not be permitted.
•	exposure to fluctuations in exchange rates will not be permitted, i,e,, if there are any exchange bills in the portfolio, swaps must be used to hedge existing exposure.

  Restrictions with respect to asset portfolio investments, in the case of variable-income securities for external management, are as follows:

•	day-trade operations will not be permitted.
•	sale of uncovered options is prohibited.
•	swap operations without guarantee are prohibited.
•	leverage will not be permitted, i.e., operations with derivatives representing leverage of asset or selling short are prohibited; such operations cannot result in losses higher than invested amounts.

  The weighted average actual asset allocations of Plan G1 at December 31 by asset category, are as follows for the years ended December 31:

	%
Asset Category	2008	2007

Equity securities	15	20
Real estate	5	4
Loan	3	2
Fixed rate securities	77	74
Total	100	100

  Expected future benefit payments, which reflect expected future service as appropriate, under Plan G1 are as follows:

G1 Plan
2009	70,178
2010	78,527
2011	87,546
2012	97,254
2013	106,783
2014	115,615
Years 2015-2023	1,297,217
Total	1,853,120

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  (ii) Pension plan - Plan G0

  The Company is also co-obligor to a supplemental defined benefit pension plan ("Plan G0").

  The status of the supplemental pension benefit plan and the related actuarial assumptions used in accordance with US GAAP are as follows:

		2008	2007
Accumulated benefit obligation
Vested		1,234,957	1,038,593
Non-vested		12,754	67,854
Total		1,247,711	1,106,447

Projected benefit obligation		1,338,587	1,237,667
Funded position		1,338,587	1,237,667

Unrecognized actuarial gain (losses)		(112,186)	(45,043)
Accrued pension liability		1,226,401	1,192,624

Incremental effect of applying ASC 715		112,186	45,043

Accrued pension liability recorded in the balance sheet		1,338,587	1,237,667

	2008	2007	2006
Net periodic pension cost
Service cost	9	24	397
Interest cost	140,879	146,167	126,262
Total net periodic pension cost	140,888	146,191	126,659

Weighted-average assumptions
Discount rate (nominal)	10.8%	10.8%	12.3%
Projected long-term inflation rate	4.0%	4.0%	4.0%
Rate of compensation increase	6.1%	6.1%	6.1%

The reconciliation of changes in the projected benefit obligation is as follows:

	Years Ended December 31,
	2008	2007	2006
Change in projected benefit obligation
At beginning of year	1,237,667	1,244,067	1,096,517
Service cost	9	24	397
Interest cost	140,879	146,167	126,262
Actuarial (gain) loss	67,143	(42,532)	121,568
Benefits paid	(107,111)	(110,059)	(100,677)
At end of year	1,338,587	1,237,667	1,244,067

Funded status	1,338,587	1,237,667	1,244,067
Unrecognized actuarial gain (losses)	(112,186)	(45,043)	(87,575)
Net amounts recognized in the the financial
statements	1,226,401	1,192,624	1,156,492

Incremental Effect of Applying ASC 715	112,186	45,043	87,575
Net amounts recognized in the financial statements	1,338,587	1,237,667	1,244,067

  The date used to determine pension benefits was December 31, 2008.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

  The amortization of the unrecognized liability at transition was over 15 years commencing on January 1, 1988.

  Expected future benefit payments, which reflect expected future service as appropriate, under Plan G0 are as follows:

G0 Plan
2009	115,710
2010	116,074
2011	116,235
2012	116,462
2013	116,349
2014	115,938
Years 2015-2023	956,142
Total	1,652,910

  (b) Income taxes

  The Company adopted the provisions of ASC 740 “Income Taxes” and recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As a result of the implementation of FIN 48, the company did not record any further tax benefit related to uncertainty in income taxes, beyond those already recorded under BR GAAP (notes 12 and 13). As of December 31, 2008 and 2007, SABESP has no unrecognized tax benefit

  In compliance with FIN 48 the company has the accounting policy of classifying income taxes interest and penalties as financial expenses.

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

  (d) Fair value of financial instruments

  (i) US GAAP standard adoption in 2008

  The Company adopted a new US GAAP standard, effective January 1, 2008, which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value.

  As defined in US GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). However, as permitted under US GAAP, the Company utilizes a mid-market pricing convention (the mid-point price between bid and ask prices) as a practical expedient for valuing the majority of its assets and liabilities measured and reported at fair value. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs. US GAAP establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by US GAAP are as follows:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

(i)	Level 1 - quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.
(ii)	Level 2 - pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as over-the-counter forwards and options.
(iii)	Level 3 - pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.
At each balance sheet date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

  The following table sets forth by level within the fair value hierarchy the company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008. As required by US GAAP, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement the fair value hierarchy levels.

Fair value measurements at December 31, 2008

Quoted prices in
	active markets for	Significant other	Significant
	identical assets	observable inputs	unobservable
	(Level 1)	(Level 2)	inputs (Level 3)	Total
Assets
Cash equivalents	-	544,066	-	544,066

  (b)Fair value measurements

  The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Potential income tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale or settlement have not been taken into consideration.

  The carrying amounts for cash and cash equivalents, trading debt securities, accounts and notes receivable and current liabilities approximates their fair values. The fair value of long-term debt is based on the discounted value of contractual cash flows. The discount rate is estimated based on the market forecasted curves for the remaining cash flow of each obligation.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

The estimated fair values of financial instruments are as follows:

	2008		2007

	Carrying		Carrying
	amounts	Fair value	amounts	Fair value

Financial assets
Cash and cash equivalents	622,059	622,059	457,340	457,340
Restricted cash	-	-	7,657	7,657
Customer accounts receivable, net -
current portion	1,129,746	1,129,746	1,207,885	1,207,885
Customer accounts receivable, net -
non current portion	326,472	326,472	278,787	278,787

Financial liabilities
Loans and financing	6,871,818	8,159,352	5,667,553	5,702,906
Accounts payable to suppliers and contractors	187,139	187,139	165,267	165,267

  * * * * *