Form 20-F
period 2009-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2010-07-15
CIK 1170858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20‑F

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________________ to ___________________

OR

☐            SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________________

Commission file number 001‑31317

Companhia de Saneamento Básico
do Estado de São Paulo‑SABESP
(Exact name of Registrant as specified in its charter)
Basic Sanitation Company
of the State of São Paulo‑SABESP
(Translation of the Registrant’s name into English)
Federative Republic of Brazil
(Jurisdiction of incorporation or organization)
Rua Costa Carvalho, 300
05429‑900 São Paulo, SP, Brazil
(Address of principal executive offices)

Rui de Britto Álvares Affonso

raffonso@sabesp.com.br

 (+55 11 3388 8247)

 Rua Costa Carvalho, 300 05429‑900 São Paulo, SP, Brazil

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

227,836,623 Common Shares, without par value, as of December 31, 2009

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes       ☒           No           ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non‑accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b‑2 of the Exchange Act.  (Check one):

Large accelerated filer     ☒           Accelerated filer   ☐            Non‑accelerated filer          ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP   ☒  International Financial Reporting Standards as issued        ☐ Other
                                   by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17               ☐            Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

Yes     ☐            No           ☒

Presentation of Financial and Other Information

We maintain our books and records in reais.  We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  These consolidated annual financial statements are our first financial statements prepared in accordance with IFRS.  IFRS 1 – “First‑time Adoption of International Financial Reporting Standards” has been applied in preparing these financial statements.  Until December 31, 2008, our consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”).  Brazilian GAAP, which is based on Brazilian Corporate Law No. 6,404 of December 15, 1976, as amended, including the provisions of Law No. 11,638/2007 and Provisional Measure No. 449/2008, converted into Law No. 11,941, dated May 27, 2009;  accounting standards issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil), or IBRACON; accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or the CFC; accounting standards issued by the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or the CPC, and the rules and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM.

Brazilian GAAP differs in certain significant respects from IFRS.  When preparing our 2009 consolidated financial statements under IFRS, management has amended certain accounting methods in the Brazilian GAAP financial statements to comply with IFRS.  The comparative figures in respect of 2008 have been restated to reflect these adjustments.  Reconciliations and descriptions of the effect of the transition from Brazilian GAAP to IFRS are given in Note 3 to our consolidated financial statements included elsewhere in this annual report.

All information related to liters, water and sewage volumes, number of employees, kilometers, water and sewage connections, population served, operating productivity, water production rate, sewage lines (in kilometers), savings achieved and investment in improvement programs have not been audited.

In this annual report, references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil.  All references to “U.S. dollars” or “US$” are to the United States dollar, the official currency of the United States.  As a result of the recent fluctuations in the real/U.S. dollar exchange rate, the commercial selling rate may not be indicative of current or future exchange rates.  See “Item 3.A.  Selected Financial Data—Exchange Rates” for information regarding the real/U.S. dollar exchange rate since 2005.

Other Information

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

References to “water coverage ratio” in this annual report means the ratio between the number of residences connected to the water supply network, divided by the number of urban residences in a certain area.  References to “sewage coverage ratio” means the ratio between the number of residences connected to the sewage collection network, divided by the number of urban residences in a certain area.

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

Forward‑Looking Statements Contained in this Annual Report

This annual report includes forward‑looking statements, mainly in Items 3 through 5.  We have based these forward‑looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward‑looking statements are subject to risks, uncertainties and assumptions, including, among other factors:

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

•         changes in the Brazilian environmental laws;

•         droughts, water shortages and climate events;

•         power shortages or rationing in energy supply or significant changes in energy tariffs;

•         the effects of the agreement for provision of water and sewage services in the city of São Paulo, that we recently executed with the State and the city of São Paulo;

•         our lack of formal agreements with certain municipalities to which we render our water and sewage services to, including the cities comprising the São Paulo metropolitan region except in the municipality of São Paulo;

•         the right municipalities have to terminate our existing concession agreements prior to their expiration date;

•         our ability to provide water and sewage services in additional municipalities and to maintain rights to provide the currently contracted services;

•         the size and growth of our customer base;

•         our ability to maintain universalization of water coverage ratio in the municipalities to which we provide water services and to increase sewage coverage ratio in the municipalities to which we provide sewage services;

•         our level of indebtedness and limitations on our ability to incur additional indebtedness;

•         our ability to access financing with favorable terms in the future;

•         our costs relating to compliance with environmental laws and potential penalties for failure to comply with these laws;

•         the outcome of our pending or future legal proceedings;

•         our management’s expectations and estimates relating to our future financial performance;

•         the regulation issued by the São Paulo State Sanitation and Energy Regulatory Agency, or ARSESP, regarding several aspects of our business, including limitations on our ability to adjust our tariffs; and

•         other risk factors as set forth under “Item 3.D. Risk Factors.”

The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “plan,” “intend,” “expect” and similar words are intended to identify forward‑looking statements.  In light of these risks and uncertainties, the forward‑looking events and circumstances discussed in this annual report might not occur.  Our actual results could differ substantially from those anticipated in our forward‑looking statements.  Forward‑looking statements speak only as of the date they were made and we do not undertake the obligation to update or revise any forward‑looking statements, whether as a result of new information, future events or otherwise, unless required by law.  Any such forward‑looking statements are not an indication of future performance and involve risks.

PART I

ITEM 1.        Identity of Directors, Senior Management and Advisers

1.A. Directors and Senior Management

Not applicable.

1.B. Advisers

Not applicable.

1.C. Auditors

Not applicable.

ITEM 2.        Offer Statistics and Expected Timetable

2.A. Offer Statistics

Not applicable.

2.B. Method and Expected Timetable

Not applicable.

ITEM 3.        Key Information

3.A. Selected Financial Data

The tables below contain a summary of our financial data as of and for each of the periods indicated.  The summary of our financial data was derived from our consolidated annual financial statements, prepared in accordance with IFRS, as issued by the IASB.  You should read this selected financial data in conjunction with our consolidated financial statements and the related notes thereto included in this annual report.

The selected consolidated financial information as of and for the years ended December 31, 2008 and 2009, prepared in accordance with IFRS, has been derived from our audited consolidated financial statements, which appear elsewhere in this annual report.

The following tables present our selected financial data as of and for each of the periods indicated.

	As of and for the year ended December 31,
IFRS	2008	2009
	(in millions of reais, except per share and per ADS data)

Statement of operations data:
Net revenue from sales and services	7,809.3	8,579.5
Cost of sales and services	(4,482.9)	(5,087.3)
Gross profit	3,326.4	3,492.2
Selling expenses	(499.7)	(610.4)
Administrative expenses	(580.0)	(717.1)
Operating profit	2,121.2	2,120.3
Financial income (expenses), net	(973.0)	(10.0)
Net income	862.9	1,507.7

Earnings per share ‑ basic and diluted	3.79	6.62
Earnings per ADS ‑ basic and diluted	7.58	13.24

Dividends and interest on shareholders’ equity per share	1.30	1.73
Weighted average number of common shares outstanding	227,836,623	227,836,623

Balance sheet data:
Property, plant and equipment, net	49.3	50.6
Intangible assets, net	15,592.8	17,057.3
Total assets	18,711.3	20,243.1
Short‑term loans and financing	1,446.6	1,009.9
Long‑term loans and financing	5,414.3	5,548.0
Interest on shareholders’ equity payable	275.0	365.4
Total liabilities	11,386.3	11,804.5
Shareholders’ equity	7,325.0	8,438.6
Capital stock	6,203.7	6,203.7

Other financial information:
Cash provided by operating activities	2,103.9	2,072.5
Cash used in investing activities	(1,640.3)	(1,964.0)
Cash provided by (used in) financing activities	(295.2)	36.9
Capital expenditures	(1,545.9)	(1,982.4)

	As of and for the year ended December 31,
	2005	2006	2007	2008	2009

Operating data (at period end):
Number of water connections (in thousands)	6,489	6,609	6,767	6,945	7,118
Number of sewage connections (in thousands)	4,878	5,002	5,167	5,336	5,520
Percentage of population with water connections (in percentages)	100	99	99	99	99
Percentage of population with sewer connections (in percentages)	78	78	79	79	80
Volume of water billed during period (in millions of cubic meters)	1,759	1,807	1,847	1,878	1,917
Water loss percentage during period (average)(in percentages)(1)	32.4	31.9	29.5	27.9	26.0
Water loss per connection (average)(2)	520	511	467	436	402
Number of employees	17,448	16,978	16,850	16,649	15,103

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

Exchange Rates

Before March 2005, there were two principal legal foreign exchange markets in Brazil, the commercial rate exchange market and the floating rate exchange market.  On March 4, 2005, the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN, enacted Resolution No. 3,265, pursuant to which the floating rate market and the commercial market were unified under the denomination “exchange market,” effective as of March 14, 2005.  The regulation allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, provided, however, the transaction is legal and subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since then, the real/U.S. dollar exchange rate has fluctuated considerably.  The real appreciated against the U.S. dollar in 2004, 2005, 2006 and 2007.  In 2008, the real depreciated by 30.1% and in 2009, appreciated by 25.5% against the U.S. dollar.  As of December 31, 2009, the exchange rate for U.S. dollars was R$1.7412 per U$1.00.  In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise.  The real may depreciate or appreciate against the U.S. dollar substantially in the future.  For more information on these risks, see “Item 3.D. Risk Factors—Risks Relating to Brazil.”

The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar, for the periods indicated.

	Year‑end	Average for year(1)	Low	High
	(reais per U.S. dollar)
Year

2005	2.3407	2.4125	2.1633	2.7621
2006	2.1380	2.1679	2.0586	2.3711
2007	1.7713	1.9300	1.7325	2.1556
2008	2.3370	1.8335	1.5593	2.5004
2009	1.7412	1.9905	1.7024	2.4218

	Period‑end	Average for period(2)	Low	High
	(reais per U.S. dollar)
Month
January 2010	1.8748	1.7798	1.7227	1.8748
February 2010	1.8110	1.8416	1.8046	1.8773
March 2010	1.7810	1.7858	1.7637	1.8231
April 2010	1.7306	1.7566	1.7306	1.7806
May 2010	1.8167	1.8132	1.7315	1.8811
June 2010	1.8015	1.8065	1.7663	1.8658
July 2010 (through July 7, 2010)	1.7719	1.7786	1.7665	1.8006

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

Brazil experienced extremely high rates of inflation in the past.  Inflation and the Brazilian government’s measures to fight inflation have had significant negative effects on the Brazilian economy, contributing to economic uncertainty and heightened volatility in the Brazilian securities markets.  The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth.  The Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), or SELIC, the official overnight interest rate in Brazil, at the end of 2007, 2008 and 2009 was 11.18%.  13.66% and 8.65%, respectively in line with the target rate set by the Brazilian Committee on Monetary Policy (Comitê de Política Monetária), or COPOM.

The annual rate of inflation, as measured by the General Market Price Index (Índice Geral de Preços—Mercado), or IGP-M index, has fallen from 9.95% in 2000 to 3.83% in 2006, increased to 7.75% in 2007 and increased to 9.81% in 2008.  In 2009, there was a 1.71% deflation according to the IGP‑M.  Brazilian governmental actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation.  If Brazil again experiences high inflation, our costs and expenses may rise, we may be unable to increase out tariffs to counter the effects of inflation, and our overall financial performance may be adversely affected.  In addition, a substantial increase in inflation may weaken investors’ confidence in Brazil, causing a decline in the market value of our shares or ADSs.

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

The Brazilian currency experienced frequent and substantial devaluations in relation to the U.S. dollar and other foreign currencies during the last decades.  Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini‑devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets.  From time to time, there have been significant fluctuations in the exchange rate between the Brazilian real and the U.S. dollar and other currencies.  For example, the real depreciated against the U.S. dollar by 9.3% in 2000, 18.6% in 2001 and 52.25% in 2002.  The real appreciated 11.81%,  8.66% and 17.15% against the U.S. dollar in 2005, 2006 and 2007, respectively.  In 2008, the real depreciated by 30.1% and in 2009, appreciated by 25.5% against the U.S. dollar.  There can be no assurance that the real will not further depreciate against the U.S. dollar.  As of December 31, 2008, the exchange rate was R$2.3370 per US$1.00.  As of December 31, 2009, the exchange rate was R$1.7412 per US$ 1.00.  On June 15, 2010, the exchange rate was R$1.7971 per US$1.00.

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency‑denominated obligations could be adversely affected, particularly because our tariff revenue and other sources of income are based solely in reais.  In addition, because we have foreign currency‑denominated indebtedness, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  We had total foreign currency‑denominated indebtedness of R$1,745.6 million as of December 31, 2009, and we anticipate that we may incur substantial amounts of foreign currency‑denominated indebtedness in the future.  In 2008, our results of operations were negatively affected by the 31.9% depreciation of the real against the U.S. dollar, which amounted to R$438.9 million.  In 2009, our results of operations were positively affected by the 25.5% appreciation of the real against the U.S. dollar, which amounted to R$528.4 million.  We do not currently have any hedging instruments in place to protect us against a devaluation of the real in relation to any foreign currency.  A devaluation of the real may adversely affect us and the market price of our shares or ADSs.

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

The State of São Paulo, through its ownership of our common shares, has the ability to determine our operating policies and strategy, to control the election of a majority of the members of our board of directors and to appoint our senior management.  As of June 15, 2010, the State owned 50.3% of our outstanding common shares.

The State has directed from time to time in the past, and may direct in the future, through its control of our board of directors and through the enactment of State decrees, that we engage in certain business activities and make certain expenditures that promote political, economic or social goals but that do not necessarily also enhance our business and results of operations.  See “Item 5.A. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations.”

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

Historically, the State and some State entities have had substantial overdue accounts payable to us relating to (i) the provision of water and sewage services and (ii) State‑mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us.  As of December 31, 2009, the amounts owed to us by the State for the provision of water and sewage services totaled R$169.5 million.  With respect to payment of pensions on behalf of the State, as of December 31, 2009, we understand that the State owed to us R$1,394.7 million with respect to payment of pensions on behalf of the State, of which R$1,167.9 million was not recorded, due to the current stage of the negotiations with the State and the uncertainty regarding the recovery of the amount.  Amounts owed to us by the State for water and sewage services and reimbursements for pensions paid may increase in the future.

We have entered into agreements with the State to settle these overdue amounts payable to us.  For a detailed discussion of these agreements, see “Item 7.B. Related Party Transactions,” and Note 9 to our consolidated financial statements.  Pursuant to these agreements, the amounts due with respect to water and sewage services could be settled through the application of dividends payable to the State by us to the repayment of amounts owed to us through December 2007.  In December 2007, the State agreed to pay us the outstanding balance in the amount of R$133.7 million (as of November 30, 2007), in 60 consecutive monthly installments, beginning on January 2, 2008, and the amount of R$236.1 million relating to part of the accounts overdue and unpaid from March 2004 through October 2007 regarding the provision of water supply and sewage collection services.  We agreed to pay the State the outstanding balance of dividends, in the form of interest on shareholders’ equity, due from March 2004 through December 2006, in the amount of R$400.8 million, in the period from January through March 2008.

In March 2008, we entered into a commitment agreement with the State for the settlement of outstanding debts related to the reimbursement of pension benefits.  Pursuant to the commitment agreement, the amounts due to us with respect to payments of pensions on behalf of the State may be partially settled through the transfer to us of certain reservoirs in the Alto Tietê System that we use and are owned by the State.  In November 2008, we entered into an agreement with the State relating to payments of pension benefits made by us on its behalf.  The State acknowledged that it owed us the outstanding balance of R$915.3 million as of September 30, 2008 relating to payments of pension benefits made by us on its behalf.  We accepted the reservoirs in the Alto Tietê System as partial payment (R$696.3 million) subject to the transfer of the property rights of these reservoirs to us.  It is not virtually certain that the State will be able to transfer the property rights of these reservoirs to us and thus we did not record this amount in our accounts receivable.  Since November 2008, the State has been paying the remaining balance in the amount of R$219.0 million in 114 successive monthly installments, starting in November 2008.  We are unable to predict whether and when these reservoirs will be transferred to us because the Public Prosecution Office of the State of São Paulo (Ministério Público do Estado de São Paulo) filed a civil public action alleging that a transfer to us of ownership of the Alto Tietê System reservoirs is illegal.

See “Item 8.A. Consolidated Statements and other Financial Information—Legal Proceedings—Other Legal Proceedings.”  The agreement also established that both we and the State should use our best efforts to settle the outstanding balance due to us by the State and we were expecting the State to recognize that it owed to us this amount.  While we continue to negotiate directly with the State, we are not able to assure you that we will be successful in these negotiations.  Accordingly, as of December 31, 2009, we have not recorded R$1,167.9 million related to reimbursements for pension benefits paid on behalf of the State and have recorded a R$1,299.8 million pension obligation.

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

We may be required to acquire reservoirs that we use and that are owned by a State‑controlled company, or we may be required to pay substantial charges to the owner with respect to our use of these reservoirs.

In connection with the provision of water services, we use the Billings and Guarapiranga reservoirs that are owned by a State‑controlled company, the Water and Energy Metropolitan Company (Empresa Metropolitana de Águas e Energia S.A.), or the EMAE.  We are entitled to use these reservoirs based on a grant issued by the State Department of Water and Energy (Departamento de Águas e Energia Elétrica do Estado de São Paulo), or DAEE.  The State, through its control of our board of directors, could require us to acquire the Billings and Guarapiranga reservoirs.  As a result of these acquisitions, our cash position and overall financial condition could be adversely affected.  In addition, since we are not currently charged for the use of these reservoirs, we are uncertain as to whether we will continue to be able to use the reservoirs without paying charges, or what the likely fee scale would be, if imposed.  We may also be required to pay additional maintenance and operational costs for our use of the Billings and Guarapiranga reservoirs.  If we were required to pay substantial charges to the owner or additional maintenance or operational costs for our use of these reservoirs, we could be materially and adversely affected.

Risks Relating to Our Business

We cannot anticipate the effects that further developments of the Basic Sanitation Law and its interpretation will have on the basic sanitation industry in Brazil and on us.

Law No. 11,445, or the Basic Sanitation Law, was enacted on January 5, 2007.  While it has been in effect for more than three years, it is still in its early stages of implementation in Brazil and we continue to be unable to anticipate all the effects that it might have on our operations and business.  There are still several uncertainties related to the Basic Sanitation Law interpretation.  On June 21, 2010, the federal government enacted the Federal Decree 7,217 regulating the Basic Sanitation Law.  We cannot anticipate the effects that it will have on our business and operations, if any.

In addition, the ARSESP, the State agency responsible for regulating the basic sanitation industry, presently regulates our tariff structure and adjustments pursuant to the same tariff structure and adjustment formula that we otherwise apply.  Pursuant to a cooperation agreement among the State and some municipalities, the ARSESP also regulates our tariffs in municipalities that selected ARSESP to regulate our tariffs.

Since 2008, the ARSESP has been developing new concepts in the tariff structure and adjustment formula in the future.  The ARSESP expects to release a revised tariff structure and adjustments formula that includes such new concepts in 2011.  We cannot anticipate the additional changes that the ARSESP will implement on our tariff structure and adjustment formula nor the effects that these changes will have on us, in particular because our contractual rights under the concession agreements may not fully protect us due to its generally open‑ended nature.  If the changes are unfavorable to us, our financial operations could experience a material adverse effect.  Moreover, the ARSESP also enacted certain rules establishing (i) the general conditions for the services we render, (ii) the communication process for any failure in our services and (iii) the penalties for deficiencies in the services.  We are currently evaluating the enforceability and legality of some of these rules.  The compliance with the rules enacted by ARSESP may adversely affect us.  In April 2010, the ARSESP submitted for public comments a new methodology for the determination of the compensation of the assets used in the basic sanitation services we render, in view of a future tariff reform.  Although ARSESP has indicated that it implement the new methodology by September 2011, we cannot assure when the new rules will be enacted.

Furthermore, under the Basic Sanitation Law, we are required to enter into contractual arrangements, before December 31, 2010, with every municipality with which we do not have a formal agreement with or with which our agreements have already expired, as is the case of certain municipalities located in the metropolitan regions where we are authorized to operate in accordance with local legislation.  With respect to (a) the municipalities located in the metropolitan regions, we may not be in a position to comply with this requirement depending on the final decision of the Brazilian Supreme Court regarding the titularity of the basic sanitation services in the metropolitan regions, and (b) the municipalities located outside the metropolitan regions, the execution of new agreements will depend on certain acts that are beyond our control, such as the compliance by the municipalities of certain legal procedures.  However, the Basic Sanitation Law does not provide for any penalty or fine in case of non‑compliance with this legal requirement.  If any penalty or fine is duly imposed on us due to our non‑compliance with this legal requirement, our operations could experience a material adverse effect.  We are currently renegotiating 82 concession agreements with municipalities located outside the São Paulo metropolitan regions that have expired over the last five years.  From 2010 through 2030, 80 concession agreements will expire.  In addition, we do not hold formal concessions to provide water and sewage services to 32 municipalities located in metropolitan regions.  For further information on regulation, see “Item 4.B Business Overview—Government Regulation— The Basic Sanitation Law” and “—Public Consortia Law and Cooperation Agreement for Joint Management.”

The terms of our new agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us.

Our provision of water and sewage services in the city of São Paulo accounted for 55.5% of our gross revenues in the year ended December 31, 2009.

On June 23, 2010 the State and the city of São Paulo entered into a convention (convênio) with the intermediation and consent of SABESP and of the ARSESP pursuant to which they agreed to jointly manage the planning of and investment in the basic sanitation system of the city of São Paulo, among other things.  This agreement established that the State and the city of São Paulo would enter into an agreement with us, granting us exclusive rights in the provision of water and sewage services in the city of São Paulo.  In addition, the agreement established the role of ARSESP in regulating and overseeing our activities and established a management committee (Comitê Gestor) that will be responsible for planning the water and sewage services and for reviewing our investment plans.  The management committee will be composed of six members appointed for renewable two year terms. The State and the city of São Paulo will have the right to appoint three members each.  We are permitted to participate in the meetings of the management committee, however we are not afforded any voting rights.

On June 23, 2010, we entered into a formal agreement with the State and the city of São Paulo to regulate the provision of these services.  This agreement requires us, among other duties, (i) to invest at least 13.0% of the gross revenues we obtain from this agreement, net of the contribution for social security financing (Contribuição para Financiamento da Seguridade Social), or Cofins, and the contribution for the program for government Employee Fund (Programa de Formação do Patrimônio do Servidor Público), or Pasep,  in the improvement of water and sewage infrastructure in the city of São Paulo; and (ii) to contribute 7.5% of the gross revenues we obtain from this agreement, net of Cofins and Pasep taxes, to the Municipal Fund of Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura), or the São Paulo Municipal Sanitation Fund, established by Municipal Law No. 14,934/2009.  In addition, the agreement provides that ARSESP, the State agency responsible for regulating the sanitation industry, will ensure that the tariffs charged (a) will adequately compensate us for the services we provide and (b) can be adjusted to restore the original balance between each party’s obligation and economic gain (equilíbrio econômico-financeiro).

Because we were not previously required to make the mandatory allocations described in items (i) and (ii) above, they were not taken into account in calculating our existing tariff and its respective adjustment formula.  Despite the contractual provisions and the ARSESP’s role in setting and adjusting adequate tariffs, we cannot guarantee that the tariffs we will be allowed to charge for the provision of water and sewage services in the city of São Paulo will continue to adequately compensate us.

The agreement with the State and the city of São Paulo regulates the provision of water and sewage services in the city of São Paulo.  The agreement does not define whether state or municipal governments have the right to execute concession and program agreements in metropolitan regions, since this issue is under discussion before the Brazilian Supreme Court.  The Brazilian Supreme Court decision may affect the agreement in manner that we cannot anticipate.  Discussion about the validity or terms of this agreement may cause a material adverse effect on us.

We have not entered into formal agreements for the provision of water and sewage services with certain of the municipalities we serve, including the cities comprising the São Paulo metropolitan region except in the municipality of São Paulo, and therefore may not be able to enforce our rights to continue to provide services in these municipalities.

We have not entered into formal agreements for the provision of water and sewage services with 31 municipalities in the State, including the municipality of Santos, which is located in the coastal region and has, as of December 31, 2009, a population of approximately 429,000, where we operate under a deed of authorization (escritura pública de autorização).

Because we do not hold concessions or contractual rights to provide services in some of these municipalities, we may not be able to effectively enforce our right to continue to provide services or face difficulties in being timely paid for the services that we provide.  In the future, our rights in respect of these other municipalities could be modified or adversely affected by Brazilian federal, state or municipal governmental actions, judicial decisions or other factors.

The Basic Sanitation Law sets December 31, 2010 as the deadline for water and sewage service companies, such as us, to regularize the provision of water and sewage services to municipalities, in those cases where there is no formal concession agreement to provide services to municipalities in effect.  The Basic Sanitation Law did not define any penalty for the municipalities or for the water and sewage service companies in case this deadline is not observed. Consequently, we cannot anticipate if we are going to be subject to any penalty due to the lack of no formal concession agreement with some munipalities or if an eventual penalty will have a material adverse effect on us.  We cannot anticipate the terms and conditions of these concession agreements and their effect on the provision of our services in these municipalities.  See “—Risks Relating to Our Business—We cannot anticipate the effects that further developments of the Basic Sanitation Law and its interpretation will have on the basic sanitation industry in Brazil and on us.”

In addition, it remains uncertain whether state or municipal governments have the authority to plan and regulate basic sanitation services rendered to metropolitan regions, as well as the right to execute concession and program agreements.  This issue is under discussion before the Brazilian Supreme Court, in a suit initiated by third parties.  If the Brazilian Supreme Court grants this authority to municipal governments, under certain circumstances, we may be required to cease our operations in certain areas of the São Paulo metropolitan region in the event that certain municipalities opt to use another water and sewage service provider.

We cannot assure you when or whether there will be changes to the conditions under which we currently provide water and sewage services to these municipalities with which we do not hold formal concession agreements.  We cannot anticipate the effects of the Brazilian Supreme Court decision on the provision of our services in the city of São Paulo and in these other municipalities located in the São Paulo metropolitan regions, either of which may cause a material adverse effect on us.

We are exposed to risks associated with the provision of water and sewage services.

Our industry is specifically affected by the following risks associated with the provision of water and sewage services:

  we may become subject to substantial water‑related and sewage‑related charges imposed by governmental water agencies of the State and of the federal government related to the abstraction of water from, or dumping of sewage into, water resources controlled by these agencies, which we may not be able to pass on to our customers.  See “Item 4.B. Business Overview—Government Regulation—Water Usage;”
  in some cases, we are required to continue providing services to certain municipalities to which we provide water on a wholesale basis that have overdue amounts owed to us and are not paying us on a regular basis and we cannot assure you of when or whether these municipalities will pay us in a timely manner;
  the degradation of watershed areas may affect the quantity and quality of water available to meet our costumers’ demand.  See “Item 4.A History and Development Of the Company – Capital Expenditure Program;”
  our tariffs may not increase in line with increases in inflation and operating expenses, including taxes, or increase in a timely manner, which may hinder us from passing on to our customers increases in our cost structure.  These constraints may also have an adverse effect on our capability to fund our capital expenditure program and financing activities, and to meet our debt service requirements.  See “Item 5.A. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects of Tariff Increases;”
  we are exposed to eventual droughts that may adversely affect our water supply systems, resulting in a decrease in the volume of water distributed and billed as well as in the revenue derived from water supply distribution services.  See “Item 5.A. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects of Drought;” and
  we are dependent upon energy to conduct our operations and eventual shortages or rationing of energy may prevent us from providing water and sewage services and may also cause material damage to our water and sewage systems when we resume operations.  Also, we may not be able to pass on to our customers significant increases in energy tariffs.

The occurrence of any of the above may have a material adverse effect on us.

We may face difficulties in continuing to provide water and sewage services in the municipalities we serve and we cannot assure you that these municipalities will continue to require our provision of services under the same terms.

At the end of 2009, we were a provider of water and sewage services to 366 municipalities.  Between 2007 and 2009, we have entered into 30‑year term program agreements with 174 of these municipalities, of which 14 were entered into in 2009.  These 174 municipalities accounted for 8.2% of our total revenues for the year ended December 31, 2009 and 8.7% of our total assets as of December 31, 2009.  By December 31, 2009, 82 of our concession agreements had expired and are under renegotiation.  These 82 municipalities accounted for 12.1% of our total revenues for the year ended December 31, 2009 and 12.9% of our total assets as of December 31, 2009.  From 2010 to 2030, 80 concession agreements will expire.  These 80 concession agreements accounted for 9.1% of our total revenues for the year ended December 31, 2009 and 6.4% of our total assets as of December 31, 2009.  The remaining agreements have indefinite terms and account for  65.7% of our total revenues for the year ended December 31, 2009 and 72.0% of our total assets as of December 31, 2009.

We have entered into 22 program agreements since January 1, 2010, bringing the total program agreements entered into since 2007 to 196.  These 22 new agreements amount to 1.99% of our total revenues and 1.24% of our assets as of December 31, 2009.  In addition, with the execution of the formal agreement with the State and city of São Paulo to regulate the provision of water and sewage services in the city of São Paulo on June 23, 2010, 24 municipalities remain without a formal agreement.  These remaining municipalities account for 7.28% of our total revenues and 16.35% of our assets as of December 31, 2009.

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

In the event that we are successful in renegotiating our concession agreements or entering into program agreements with the municipalities whose concession agreements expired or will expire, we cannot assure you that the new concession or program agreements will have the same terms under which we currently provide services to these municipalities.  We cannot make any such assumption because the Basic Sanitation Law prevents us from planning, regulating and monitoring our services and it requires more stringent control by the municipalities or by the ARSESP.

In the event that certain municipalities assume the direct provision of water and sewage services or promote a public bidding process to select another water and sewage service provider, or the new terms or conditions of the concession or program agreements are less favorable to us, we may be materially and adversely affected.  See “Item 4.B. Business Overview—Our Operations” and “Item 4.B. Business Overview—Government Regulation—Public Consortia Law and Cooperation Agreement for Joint Management.”

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

In 1997, the municipality of Santos enacted a law expropriating our water and sewage systems in Santos.  There are pending legal proceedings concerning the expropriation carried out by this municipality.  We continue to provide water and sewage services to the city of Santos.

In 1995, the municipality of Diadema terminated the concession agreement that had been entered into with us prior to the expiration of the concession agreement.  As a result, we filed a lawsuit against the municipality of Diadema which we eventually settled in 1996.  The municipality of Diadema did not comply with this settlement.  As a result, in December 2008, we entered into a memorandum of understanding with the State of São Paulo, the municipality of Diadema and State Secretariat for Sanitation and Energy (Secretaria de Saneamento e Energia do Estado de São Paulo).  This memorandum establishes our agreement to conclude negotiations and settle all outstanding amounts.  In addition, it indicates our intent to develop a share infrastructure for the provision of water and sewage services.  This memorandum of understanding stayed the collection proceedings we had filed against the municipality of Diadema.  We continue to supply water on a wholesale basis to the city of Diadema.

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

The Basic Sanitation Law has established provisions governing the indemnification of water and sewage service providers in case of early termination of concession agreements by a municipality and reduced the term over which indemnification must be paid to four years.  These provisions are also applicable to concession agreements entered into prior to the enactment of the Basic Sanitation Law, as long as these concession agreements do not have a contractual indemnification provision in case of early termination.  Nevertheless, we cannot anticipate the effects of the Basic Sanitation Law on the amount of, and enforceability of the right to, indemnification and how Brazilian courts will enforce the provisions of the Basic Sanitation Law.

Any failure to obtain new financing may adversely affect our ability to continue our capital expenditure program.

Our capital expenditure program will require substantial liquidity and capital resources of approximately R$8.6 billion in the period from 2009 through 2013.  We recorded R$1.8 billion in 2009 with our capital expenditure program.

We have funded in the past, and we plan to continue to fund these expenditures with funds generated by operations and domestic and foreign currency borrowings on acceptable terms.  A significant portion of our financing needs have been funded by lenders controlled by the federal government.  We also benefit from long‑term financing from domestic and international multilateral agencies and development banks at attractive interest rates.  Changes in the policies of the federal government regarding the financing of water and sewage services, or our failure to continue to benefit from long‑term financing from domestic and international multilateral agencies and development banks at attractive interest rates may impair our ability to meet our obligations or finance our capital expenditure program, which could have a material adverse effect on us.

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

We are also subject to financial covenants limiting our ability to incur additional indebtedness, whether denominated in reais or foreign currency.  For further information on these covenants, see “Item 5.B. Liquidity and Capital Resources - Indebtedness Financing.”  These financial covenants may prevent us from completing our capital expenditure program, which could have a material adverse effect on us.

We are subject to cost increases to comply with environmental law requirements and potential environmental liability that could have a material adverse effect on us.

Our facilities are subject to extensive Brazilian federal, state and municipal laws and regulations and environmental covenants relating to the protection of human health and the environment.  These laws and regulations limit or prohibit emissions or spills of effluents and toxic substances, such as raw sewage, produced in connection with our operations.  Current and past disposal and emissions practices may result in the need for us to clean up or retrofit our facilities at substantial costs and could result in substantial liabilities.  We could be subject to civil public actions and criminal, administrative and other civil proceedings for non‑compliance with environmental laws and regulations, which could expose us to civil penalties and criminal sanctions, such as fines, closure orders and significant indemnification obligations.  Since environmental laws and their enforcement by Brazilian authorities are becoming more stringent, our capital expenditures and expenses for environmental compliance may increase substantially.  Expenditures required for compliance with environmental laws and regulations may result in reductions in other strategic investments that we have planned, which could negatively affect us.  In addition, due to more stringent enforcement of environmental laws by Brazilian courts, we may be required to pay substantial fines and indemnifications in amounts that may vary widely from those currently anticipated.  We are presently a party to a number of civil public actions related to environmental matters, with regard to which we are unable to calculate our estimated amount of potential liability.  Any unfavorable judgment in relation to these proceedings or any material unforeseen environmental liabilities may have a material adverse effect on us.  For further information on these lawsuits, see “Item 8.A. Consolidated Statements and other Financial Information—Legal Proceedings.”

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

Mandatory arbitration provisions in our by‑laws may limit the ability of a holder of our ADSs to enforce liability under U.S. securities laws.

Under our by‑laws, any disputes among us, our shareholders and our management with respect to the application of Novo Mercado rules, Brazilian Corporate Law and the application of the rules and regulations regarding Brazilian capital markets will be resolved by arbitration conducted pursuant to the BM&FBOVESPA Arbitration Rules in the Market Arbitration Chamber.  Any disputes among shareholders, including ADR holders, and disputes between us and our shareholders, including ADR holders, will also be submitted to arbitration.  As a result, a court in the United States might require that a claim brought by an ADR holder predicated upon the U.S. securities laws be submitted to arbitration in accordance with our by‑laws.  In that event, a purchaser of ADSs would be effectively precluded from pursuing remedies under the U.S. securities laws in the U.S. courts.

A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag‑along rights with respect to the common shares.

U.S. holders of common shares and ADSs may not be able to exercise the preemptive rights and tag‑along rights relating to common shares unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement with respect to our common shares relating to these rights, and we cannot assure you that we will file any such registration statement.  Unless we file a registration statement or an exemption from registration is available, an ADR holder may receive only the net proceeds from the sale of his or her preemptive rights and tag‑along rights or, if these rights cannot be sold, they will lapse and the ADR holder will receive no value for them.

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

ITEM 4.        Information on the Company

4.A. History and Development of the Company

Overview

Companhia de Saneamento Básico do Estado de São Paulo‑SABESP is a mixed capital company (sociedade de economia mista) of unlimited duration, with limited liability, duly organized and operating under Brazilian Corporate Law.  We were incorporated on September 6, 1973.  Our principal executive offices are located at Rua Costa Carvalho, 300, 05429‑900 São Paulo, SP, Brazil.  Our telephone number is (55‑11 3388‑8000).  Our agent for service of process in the United States is CT Corporation System, with offices at 818 West Seventh Street – Team 1, Los Angeles, CA 90017.  As set forth in Article 2 of our by‑laws, our corporate purpose is to render basic sanitation services aimed at the universalization of basic sanitation in the State of São Paulo without harming our long‑term financial sustainability.  Our activities include water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities.  We are allowed to operate, in a subsidiary form, in other Brazilian locations and abroad.  See “Item 4.B. Business Overview—Government Regulation—Public Consortia Law and Cooperation Agreement for Joint Management.”

We believe we are one of the largest water and sewage service providers in the world based on the number of customers in 2009, according to the 11th edition of the Pinsent Masons Water Yearbook.  We operate water and sewage systems in the State of São Paulo in which the city of São Paulo, Brazil’s largest city, is located.  According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the State of São Paulo is Brazil’s most populous state and the state with the highest gross domestic product, or GDP, in Brazil.  We had consolidated net revenue from sales and services of R$8,579.5 million and consolidated net income of R$1,507.7 million for the year ended December 31, 2009.  Our total consolidated assets was R$20,243.1 million and our total shareholders’ equity was R$8,438.6 million as of December 31, 2009.

We provide water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 366 of the 645 municipalities in the State of São Paulo, including the city of São Paulo.  We also supply water on a wholesale basis to six municipalities in the São Paulo metropolitan region in which we do not operate water systems.  The total estimated urban population of these six municipalities is approximately 3.3 million.  For the year ended December 31, 2009, the São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis) and the Regional Systems accounted for 75.6% and 24.4% of our gross revenue from sales and services, respectively.

As of December 31, 2009, we provided water services to approximately 23.4 million people, approximately 60% of the urban population of the State of São Paulo, and effectively had a water coverage ratio of 100% through 63,732 kilometers of water pipes and mains to approximately 7.1 million water connections.  As of December 31, 2009, we provided sewage services to approximately 19.6 million people through 42,895 kilometers of sewer lines to approximately 5.5 million sewage connections.

On August 15, 2008, we established a special purpose company called SESAMM – Serviços de Saneamento de Mogi Mirim S/A to provide sewage treatment services to the municipality of Mogi‑Mirim.  The company has a period of duration of 30 years from the date that the concession agreement with the municipality of Mogi‑Mirim was executed.  We control 36.0% of SESAMM’s capital stock, which as of December 31, 2009 amounted to R$10.7 million divided into 10,669,549 common shares with no par value.

The State, our controlling shareholder, is required by law to own at least 50% plus one of our common shares.  The State currently owns 50.3% of our outstanding common shares.  As a mixed capital company, we are an integral part of the State governmental structure.  Our strategy and major policy decisions are formulated in conjunction with the State Secretariat for Sanitation and Energy as part of the overall strategic planning for the State.  The majority of the members of our board of directors and our board of executive officers are nominated by the State Council for Protection of Capitals of the State (Conselho de Defesa de Capitais do Estado de São Paulo), or CODEC, a State agency presided over by the Secretary of the State Treasury (Secretaria da Fazenda) and reporting directly to the State governor.

In addition, our capital expenditure budget is subject to approval by the State legislature and is approved in conjunction with the budget of the State Secretariat for Sanitation and Energy as a whole.  Our consolidated financial statements and accounting records are subject to review by the State Accounts Tribunal (Tribunal de Contas), as are all accounts of the State.

Our Strengths

We believe that our strong business position and future prospects relate to the following strengths:

Well‑established business with significant size, scale and know‑how to operate in complex urban settings.  We are one of the largest water and sewage service providers in the world.  We provide water services directly to approximately 23.4 million people and supply water on a wholesale basis to an additional urban population of 3.3 million people.  As of December 31, 2009, we effectively had a water coverage ratio of 100%.  We also provide sewage services directly to approximately 19.6 million people, achieving a sewage coverage ratio of 80% as of December 31, 2009.  From 2004 through 2009, our net revenue from sales and services has increased by an average of 8.89% per year.  Our significant size and scale have required us to operate in complex urban settings such as favelas (shantytowns) and environments without urban planning, which has enabled us to develop skills to operate in adverse and have well‑trained personnel and a specialized structure that our competitors lack.

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

High‑quality operations.  We believe that we adhere to high standards of service and utilize the best available technology in the sanitation business to control the quality of the water captured, produced and distributed.  All 16 of our water quality control laboratories operate in accordance with the NBR ISO 9001, which follows the highest international standards.  From our 16 laboratories, 13 are accredited by the National Institute of Metrology, Standardization and Industrial Quality, or INMETRO, thereby assuring the quality and accuracy of our test results, according to NBR/IEC ISO 17.025.  Moreover, our laboratories and field teams use the latest equipment to detect substances controlled by regulations and have highly trained teams to handle contingencies and customer complaints.  We believe our technology enhances the efficiency and quality of our operations

Access to low‑cost and diverse sources of financing.  Our strong cash flow generation from operations and our role as an essential public service provider place us in a privileged position in our industry to obtain low cost, long‑term financing from Brazilian public banks, and domestic and international multilateral agencies and development banks.  In addition, we are not dependent upon a limited number of sources of financing.  We benefit from various funding alternatives available in the Brazilian and international markets for our working capital needs and our capital expenditure programs.

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

Expansion opportunities.  We had a sewage coverage ratio of 80.0% as of December 31, 2009, and plan to increase our sewage coverage ratio to 90.0% by 2018 by adding over 1.6 million sewage connections.  In addition, there are municipalities in the State of São Paulo representing an aggregate population of approximately 16.4 million to which we currently do not provide water or sewage services, or to which we currently supply water solely on a wholesale basis.  Our strong presence in the State and experience in providing water and sewage services place us in a privileged position to expand (i) our sewage services to municipalities in which we provide only water services and (ii) our water and sewage services to municipalities in which we do not yet operate, in both the State of São Paulo and also in other states of Brazil and abroad.

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

Ensure the quality and availability of our services in our existing service area.  Our goal is to maintain an effective water coverage ratio of 100% coupled with a high standard of quality and availability.  We intend to continue to effectively have a water coverage ratio of 100% and meet the expected population growth by adding 1.4 million water connections by 2018 and to increase our sewage coverage ratio to 90% by 2018.  To ensure the quality and availability of our services, we also intend to improve customer relations by shortening response times for customer installations as well as through a focused public relations program to enhance our image.  In addition, we are also developing short, medium and long‑term marketing strategies, such as client segmentation and tailor‑made solutions for each type of client, which we believe will help us increase our customer base.

Maintain and continue to expand our existing service areas.  We intend to maintain our operating base through the execution of new concession or program agreements.  To this end, we are actively seeking to develop closer relationships with the municipal governments that we currently serve in order to increase customer loyalty and thereby renew all or substantially all our expiring concession agreements.  Between 2007 and 2009, we have entered into 174 30‑year term program agreements with municipalities, of which 14 were entered into in 2009.  These 174 municipalities accounted for  8.2% of our total revenues for the year ended December 31, 2009 and 8.7% of our total assets as of December 31, 2009.  As of December 31, 2009, 82 of our concession agreements had expired and are presently under renegotiation.  These 82 municipalities accounted for 12.1% of our total revenues for the year ended December 31, 2009 and 12.9%  of our total assets as of December 31, 2009.  From 2010 to 2030, 80 concession agreements accounting for 9.1% of our total revenues for the year ended December 31, 2009 and 6.4% of our total assets as of December 31, 2009 will expire.  We have entered into 22 program agreements since January 1, 2010, bring the total program agreements entered into since 2007 to 196.  These 22 new agreements amount to 1.99% of our total revenues and 1.24% of our assets as of December 31, 2009.  We have entered into an agreement with the State and city of São Paulo for the provision of water and sewage services in the city of São Paulo for a 30-year term, which in the year ended December 31, 2009, accounted for 55.5% of our gross revenues.

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

Seek selective opportunities to expand our business.  In 2007, a change in our by‑laws expanded the scope of our corporate purpose to include activities complementary to our water and sewage services, such as urban rainwater management and drainage services, urban cleaning services and solid waste management services.  We have recently (i) entered into a consultancy agreement with Instituto Costarricence de Acueductos y Alcantarillados, a Costa Rican company; (ii) executed five agreements with certain regional basic sanitation companies to exchange technology; (iii) executed a memorandum of understanding with three municipalities to operate a landfill; (iv) entered into a partnership agreement with OHL to provide sewage treatment services to the municipality of Mogi‑Mirim through a special purpose company; (v) executed two cooperation agreements with Mekorot National Water Company, an Israeli corporation, and Sociedade General Aguas de Barcelona S/A – Agbar, a Spanish corporation, which will allow us to exchange know‑how and learn future opportunities; (vi) organized a bidding process for the use of small hydroelectric power plants in our water treatment stations in Guaraú and Vertedouro Cascata; (vii) been selected in an international public bidding process in Panama to render consulting services relating to a program of rational use of water and to the implementation of a new model for commercial and operating management of IDAAN, the corporation in charge of the sewage services in the central provinces of Panama pursuant to a three‑year term agreement in the amount of US$8.8 million.  We were the first company in the basic sanitation industry in Brazil to win a public bidding process abroad.  We intend to continue to selectively seek new business opportunities to take advantage of our know‑how, size and scale.

Continue to prudently manage our levels of indebtedness.  We intend to continue to fund our working capital needs and estimated capital expenditure programs with diversified sources of financing, such as Brazilian public banks, domestic and international multilateral agencies, and development banks.  We will continue to seek market opportunities for low‑cost financing and restructuring of our indebtedness if and when advantageous and appropriate to us.  Our total financial indebtedness decreased by 4.4%, from R$6,860.9 million as of December 31, 2008 to R$6,558.0 million as of December 31, 2009.  In addition, in 2009, our total foreign denominated indebtedness recorded a 23.4% decrease, from R$2,280.1 million as of December 31, 2008, to R$1,745.6 million as of December 31, 2009, as a result of the appreciation of the real versus the U.S. dollar and the amortization of international financing installments.

Improve operating efficiency and reduce water losses.  We seek to reduce both real water losses and commercial water losses.  To achieve long‑term and more consistent results, we have created a company‑wide program to reduce water losses.  After a series of discussions with local and international institutions to obtain funding for the program, we were successful in obtaining funding for the first three years of the program (2009 through 2011) with the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, and are at advanced stages of negotiation with the Government of Japan through the Japan International Cooperation Agency (JICA) for the funding of the next two years (2012 and 2013) of the program.  Our focus is to renew our infrastructure in order to reduce real water losses, mainly through the implementation of supply centers and districts of water measurement, which are water supply districts with a smaller number of connections.  These measures will enable us to detect and repair leaks more efficiently.  The program will also reduce commercialwater losses by upgrading and replacing inaccurate water meters and by increasing supervision of irregular water consumption in active and inactive water connections.  Wereduced our water losses from 27.9% in 2008 to 26.0% in 2009.

We believe that our overall strategy will enable us to meet the demand for high quality water and sewage services in the State of São Paulo, in other Brazilian states and abroad, while strengthening our results of operations and our financial condition and creating shareholder value.

State of São Paulo

The State of São Paulo is one of 26 states that, together with the Federal District of Brasília, constitute the Federative Republic of Brazil.  The State of São Paulo is located in the southeastern region of the country, which also includes the States of Minas Gerais, Espírito Santo and Rio de Janeiro, and which is, according to IBGE, the most developed and economically active region of Brazil.  The State of São Paulo is located on the Atlantic coast of Brazil, with the States of Rio de Janeiro and Minas Gerais to the north, the State of Paraná to the south and the State of Mato Grosso do Sul to the west.

The State of São Paulo occupies 3.0% of Brazil’s land mass and encompasses an area amounting to approximately 96,000 square miles.  According to the SEADE, the State of São Paulo had an estimated population of 42.4 million as of December 31, 2009.  The city of São Paulo, the State of São Paulo’s capital, had an estimated population of 10.9 million, with 20.2 million inhabitants in the São Paulo metropolitan region, as of December 31, 2009.  The São Paulo metropolitan region encompasses 38 cities and is the third largest metropolitan region in the Americas and the fifth largest metropolitan region in the world, according to the United Nations’ World Urbanization Prospects, 2007 Revision.  The São Paulo metropolitan region accounted for approximately 48.0% of the population of the State of São Paulo as of December 31, 2009.

According to the IBGE, the GDP of the State of São Paulo was approximately R$902.8 billion in 2007, representing approximately 34.0% of the Brazil’s total GDP, making it the largest economy of any state in Brazil, based on the GDP.  According to IBGE, the State of São Paulo is also the leading Brazilian state in terms of manufacturing and industrial activity, with a strong position in car manufacturing, pharmaceuticals, computer manufacturing, steel making and plastics, among other activities, as well as a leading position in the banking and financial services industries.  The State of São Paulo is the most important exporting state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

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

On June 29, 1973, COMASP, SAEC and SANESP merged to form our Company with the purpose of implementing the directives of the Brazilian government set forth in the National Water Supply and Sanitation Plan (Plano Nacional de Saneamento).  The National Water Supply and Sanitation Plan was a program sponsored by the Brazilian government, which financed capital investments in, and assisted in the development of, state‑controlled water and sewage companies.  Since our formation, other State governmental and State‑controlled companies involved in water supply and sewage collection and treatment in the State of São Paulo have been merged into us.

Corporate Organization

In 2005, we reorganized our corporate management structure.  As a result, we currently have six management divisions, each of which is supervised by one of our executive officers.

The allocation of responsibilities among the executive officers is made by our board of directors, after an initial proposal made by the Chief Executive Officer, in accordance with our by‑laws.  The Chief Executive Officer is responsible for coordinating all management divisions in accordance with the policies and directives established by our board of directors and board of executive officers, including performing the coordination, evaluation and control of all functions related to Chief Executive Officer’s office and staff, strategic integrated planning, business management and organization, corporate communication, audit, ombudsman, and regulatory matters.  The Chief Executive Officer represents our Company before third parties and some of its representation powers can be granted to attorneys‑in‑fact.  The executive officers described below report to the Chief Executive Officer:

  the Corporate Management Officer, who is responsible for marketing, human resources and quality control programs, legal affairs, information technology, asset management, legal and procurement, and contracts.
  the Chief Financial Officer and Investor Relations Officer, who is responsible for financial planning, raising and allocating financial resources to all divisions within the Company, conducting capital markets and other indebtedness‑related transactions and managing indebtedness levels, control department, accounting, corporate governance and investor relations.
  the Technology, Enterprises and Environment Officer, who is responsible for the environmental planning and management, technological and operating, quality control, developments and coordination and execution of special investment programs, projects and new businesses.
  the Chief Operating Officer of the São Paulo Metropolitan Region Division and the Chief Operating Office of the Regional Systems Division, who are responsible for managing the operation, maintenance, execution of planning and works for the water and sewage supply systems including planning and works for our services rendered on a wholesale basis, sales and call center services, as well as the control of economic‑financial and operational performance of its division.  These Chief Operating Officers are also responsible for sanitation advisory services to autonomous municipalities and for the mediation and the negotiation with communities and local governments, aimed at aligning our interests with the interests of our clients.

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

From 2000 through 2009, our capital expenditure program totaled R$9.6 billion, primarily to build up our infrastructure and for our efforts to reduce water losses.  We have budgeted investments in the amount of approximately R$8.6 billion from 2009 through 2013.  We invested R$1.7 billion and R$1.8 billion in 2008 and 2009, respectively.

The following table sets forth our planned capital expenditures for water and sewage infrastructure for the years indicated.

	Planned Capital Expenditures
	2010	2011	2012	2013	2010-2013
	(in millions of reais)

Water	590	664	653	668	2,575
Sewage	948	835	867	827	3,477
Others	212	254	228	231	925
Total	1,750	1,753	1,748	1,726	6,977

Our capital expenditure program from 2009 through 2013 will continue to focus on achieving our targets by making regular investments in and expanding our infrastructure as well as making investments in the reduction of water losses throughout the 366 municipalities we serve.  The following is a description of the main projects in our capital expenditure program.

Metropolitan System Investment Program

Metropolitan Water Program

Demand for our water services has grown steadily over the years in the São Paulo metropolitan region and has exceeded at times the capacity of our water systems.  As a result, prior to September 1998, part of our customers in this region received water only on alternate days of the week.  We refer to this as “rotation.”  In order to remedy this situation, we implemented the Metropolitan Water Program to improve regular water supply to the entire São Paulo metropolitan region.  This program terminated in 2000 and the rotation was eliminated, but we have maintained our investment projections for the region.  The infrastructure of water storage tanks will be expanded by 210,000 cubic meters, 44 water pumping stations and 240 kilometers of mains will be constructed.  The investment will reach R$2.7 billion and the construction will expand the water production capacity in 13.2 cubic meters per second until 2014.  We have been working on this project since 2006 and we expect to complete it by 2014.  In 2007, 2008 and 2009, we invested R$176.0 million, R$223.0 million and R$327.0 million, respectively, in this region.  The Alto Tietê Public Private Partnership was the most significant project of the Metropolitan Water Program in 2009.

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

Tietê Project

The Tietê river crosses the São Paulo metropolitan region and receives most of the region’s run‑off and wastewater.  The environmental status of the river reached a critical level in 1992.  As a way of reversing the situation, the State of São Paulo created a recovery program designed to reduce pollution of the Tietê river by installing sewage collection lines along the banks of the Tietê river and its tributaries.  These lines collect raw sewage and deliver it to our sewage treatment facilities.  We completed the first phase of the program between 1992 and 1998.

In connection with the first phase of the Tietê Project, in June 1998, we completed the construction of three additional sewage treatment facilities and invested a total of US$1.1 billion, of which US$450.0 million was financed by the IDB, US$100.0 million by Caixa Econômica Federal, or the Caixa, and US$550.0 million by us.

The second phase of the project was carried out from 2000 through 2008, with investments of approximately US$500.0 million, of which US$200.0 million were financed by the IDB, R$60.0 million by the BNDES, and R$180.0 million by the BNDES through another financial institution.  In this phase, 290,000 sewage connections and more than 1,500 kilometers of sewage collections networks, branch collectors and interceptors were installed and/or built.  Upon the conclusion of the second phase of the project in 2008, we were able to collect approximately 5,000 liters of raw sewage per second and send it for treatment in the five sewage treatment plants of our integrated system.

The main objective of this second phase was to continue expanding and optimizing the sewage systems of the São Paulo metropolitan region, primarily focusing on actions that allow the destination of a higher volume of raw sewage to the sewage treatment facilities that were built in the first phase of the Tietê Project.

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

As of December 31, 2009, we owed US$164.5 million to the IDB for the financing it provided.  For further information on the agreement entered into with the IDB, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Sources.”  We now provide secondary treatment to approximately 70.0% of the sewage collected in the São Paulo metropolitan region.  The five principal sewage treatment facilities in the São Paulo metropolitan region have an aggregate installed capacity of 18 cubic meters of sewage per second and currently treat an aggregate of 15 cubic meters of sewage per second.  We plan to build additional collection lines to direct more raw sewage to our treatment facilities.

The third phase of the Tietê Project, designated as “the decontamination of the Tietê river,” aims at contributing to the recuperation of the water quality of the Tietê river basin through the expansion of the level of collection and treatment of sewage in the São Paulo metropolitan region.  The total estimated cost of the third phase is US$1.1 billion.

The program plan of the third phase comprises mainly (i) drainage collection (collection networks and home connections), (ii) removal and transport of the drainage for treatment (branch collectors and interceptors), and (iii) the construction of sewage treatment plants, not only of the integrated drainage system of the São Paulo metropolitan region, but also of various isolated systems in the same region, during a six‑year period from 2009 to 2015.  After the third phase of the Tietê Project, the sewage collection system will benefit an additional 1.5 million people and the sewage treatment will benefit an additional 3.0 million people.

Corporate Program for Water Loss Reduction

The objective of the Corporate Program for Water Loss Reduction is to decrease water losses more efficiently by means of the integration and expansion of the existing initiatives in our business units.  We began structuring the program in the second semester of 2007 and finalized it in 2008.  We anticipate investments of approximately R$3.0 billion throughout the program’s 11‑year term, beginning in 2009.  The program aims to reduce the incidence of water loss from 436 liters per connection per day in December 2008 to 211 liters per connection per day in 2019, which is equivalent to reducing water losses from 27.9% in December 2008 to 13.0% in 2019.  In 2009, we invested approximately R$200.0 million in this program and the water losses were reduced to 26.0%, or 402 liters per connection per day.

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

Clean Stream Program

This program is a partnership between the State, through us, and the mayor’s office of the city of São Paulo, and aims to clean and recover 100 urban streams in the city of São Paulo, with an investment of R$197.1 million, of which R$143.0 million will be funded by us.  The program will benefit 1.8 million people who live in the hydrographic basins of the streams.  As of December 31, 2009, 42 urban streams had been decontaminated, benefiting 800,000 people.  The second phase of the program will clean and recover an additional 58 streams, with a total investment of R$118.7 million, of which R$99.3 million will be funded by us.

Regional Systems Investment Programs

We currently have a number of projects in progress and planned for the Regional systems, including projects relating to abstraction of water and collection, removal and final disposal of sewage.  We invested R$321.0 million, R$707.0 million and R$1,091 million in these projects in 2007, 2008 and 2009, respectively, and we have budgeted for additional capital expenditures of approximately R$2.7 billion from 2009 through 2013.

Clean Wave Program

On August 6, 2004, we entered into a credit agreement with the Japan Bank for International Cooperation, or the JBIC for the financing of the environmental recovery for the Baixada Santista metropolitan region, which was guaranteed by the Federative Republic of Brazil, for a total amount of R$382.8 million.  On October 1, 2008, JICA incorporated the loan transactions of JBIC.  For further information on the agreement entered into with the JICA, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Sources.”  The total investment to be made with respect to this project for sewage systems is approximately R$1.4 billion and the remaining R$1,080.4 million will be funded by us, for which we will seek further financial support from local and international banks and agencies.  The first disbursements under this agreement began in August 2005 with the commencement of the management agreement.  The construction works began in the second quarter of 2007.  The main goals of this program are to improve and expand the water and sewage systems in the municipalities comprising the Baixada Santista metropolitan region, increasing the sewage collection from 54.0% to 95.0% and treat 100.0% of the collected sewage.  As of December 31, 2009, the total disbursements for this program reached approximately R$960.0 million and 67.0% of the project was already built.

Northern Coast Clean Wave Program

The program will expand the collection and treatment of sewage in the Northern coast of the State of São Paulo, benefiting 600,000 people.  By 2015, the program will increase the collection and treatment of sewage index of the region from 30.0% to 85.0%, improving the health and well‑being of the population, in addition to stimulating the economic development by allowing for an increase in tourism in the region.

In 2008, we inaugurated the Porto Novo sewage treatment plant in the city of Caraguatatuba and began working in the sewage systems projects in the cities of Ilhabela, Ubatuba and Caraguatatuba.  We expect to complete these sewage systems in the first semester of 2010.  In February 2009, we began other sewage systems projects in the cities of Caraguatatuba, Ilhabela and São Sebastião, which are expected to be completed in the second semester of 2010.  The total investment in the program will be R$412.0 million.  As of December 31, 2009, the total disbursements for this program reached R$20.1 million.

Coastal Water Program

The program is the main combination of long‑term activities to expand water production capacity in the entire coastal region of the State of São Paulo, of which Mambu/Branco is part of.  More than four million people in coastal cities in the State of São Paulo will benefit from this program.  This program will enable us to increase the level of reliability of the systems, eliminating existent and potential deficiencies and irregularities in the water supply.  It will also permit us to expand our services to reach universal coverage in the Baixada Santista metropolitan region, assure the availability of treated water to the local population and tourists, and also to improve the quality of water available to the population.  We expect to invest R$1.1 billion in the program through 2012.

Research and Development

Our policy is to invest continually in the modernization of equipment and in the technology needed to identify, evaluate and improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability.  Our research and development activity is divided into committees according to strategy and complexity.  In 2007, 2008 and 2009, we invested R$3.4 million, R$3.5 million and R$3.8 million, respectively, in research and development.

We have also partnered with several research institutions.  The most significant partnership is our agreement with the State of São Paulo Research Foundation (Fundação de Amparo à Pesquisa do Estado de São Paulo), or the FAPESP, to develop and support research projects involving researchers from graduate schools, the State of São Paulo and our employees.  This agreement aims to create new technologies to be applied in our business, and to develop new technologies related to energy efficiency.  We and the FAPESP will jointly invest up to R$50 million in this project during a five‑year term.

In 2009, we became integrated with the Technology Center of São José dos Campos, which will allow us to share and develop technologies and learn from companies with expertise in research, development and innovation, increasing the possibility of creating technology alliances and entering into new businesses.

In order to further develop our expansion plans, we created a new division for Research, Technology Development and Innovation in May 2010.  This new division will be responsible for coordinating studies of technological trends, defining our research projects portfolio and obtaining funding from development agencies.  The new division will also enable us to increase the quality of our procedural processes and our technology portfolio, which we offer to the market.

4.B. Business Overview

Our Operations

We provide water and sewage services to 366 municipalities in the State of São Paulo either under concession agreements, under another form of legal arrangement or without a formal contract.  We also supply water services on a wholesale basis to six municipalities in the São Paulo metropolitan region.

Because of the enactment of the Basic Sanitation Law, which regulates the basic sanitation industry in Brazil, we currently operate under two different contractual environments:  (i) for the concession agreements that have already expired, we will negotiate a new agreement that follows the terms and conditions of the Basic Sanitation Law, the program contracts; and (ii) for the concession agreements that have not expired, we will continue to operate under the terms and conditions of the previous concession agreements, except in circumstances where the Basic Sanitation Law is applicable even when the concession agreement is still valid.  For further information on this topic, see “—Government Regulation— The Basic Sanitation Law” and “—Public Consortia Law and Cooperation Agreement for Joint Management.”

The Basic Sanitation Law requires water and sewage service providers, such as us, to execute a formal agreement by December 31, 2010 with every municipality to which they provide services without a valid legal and binding instrument.  See “3.D Risks Factors—Risks Relating to Our Business—We cannot anticipate the effects that further developments of the Basic Sanitation Law and its interpretation will have on the basic sanitation industry in Brazil and on us.”

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

According to the Basic Sanitation Law, existing concessions will remain in effect until payment of indemnification is made based on the valuation of investments.  The Basic Sanitation Law provides that our new concession agreements be planned, supervised and regulated by the municipalities together with the State under a new model of associated management that will allow for better control, supervision, transparency and efficiency in the provision of public services.

At the end of 2009, we were a provider of water and sewage services to 366 municipalities.  Substantially all of these concessions have 30‑year terms.  Due to court orders, we temporarily suspended our services for two other municipalities (Araçoiaba da Serra and Cajobi), that accounted for less than 0.1% of our gross revenues.  For more information, see “Item 8.A. Financial Information—Consolidated Statements and other Information—Legal Proceedings—Concession‑Related Legal Proceedings.”  Between 2007 and 2009, we entered into program contracts with 174 municipalities in accordance with the Basic Sanitation Law, of which 14, were entered into in 2009.  In addition to the contracts that have 30‑year terms, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to the ARSESP.  As of December 31, 2009, 82 concessions expired, and we have been in negotiation with the municipalities who are parties to these expired concessions to execute program contracts to substitute the expired concessions.  From 2010 through 2030, 80 concessions will expire.  The remaining municipalities have an undetermined term.  Some of the expired concession agreements have been extended for a short term while we negotiate the new contract.  Despite the expiration of the concession agreements, we continue to provide water and sewage services to all 366 municipalities at the end of 2009.  In 2010, we have entered into 22 program agreements, amounting to 196 agreements since 2007.  We have entered into an agreement with the State and city of São Paulo for the provision of water and sewage services in the city of São Paulo for a 30‑year term, which in the year ended December 31, 2009, accounted for 55.5% of our gross revenues.

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

The current concessions are based on a standard form of agreement between us and the relevant municipality.  Each agreement received the prior approval of the legislature council of each municipality.  The main provisions of the existing concession agreements are as follows:

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

Under the concession agreements executed prior to 1998, the reimbursement for the assets may be through payment of either:

  the book value of the assets; or
  the market value of the assets as determined by a third‑party appraiser in accordance with the terms of the specific agreement.

Concession agreements that we have entered into since 1998 provide that after a 30‑year term from the commencement of the concession, the total value of the concession and assets will be amortized to zero on our books and we receive no payment for the assets.  If the concession is terminated prior to the end of the 30‑year term, we are paid an amount equal to the present value of the expected cash flow from the concession over the years remaining in the concession, using the same assumptions used to determine the value of the concession at its inception (adjusted for inflation).

The federal concessions law (Law No. 8,987/95) and the federal consortium law (Law No. 11,107/2005) established a new regime that gave municipalities a greater role and set out more clearly the provision of services and the responsibilities of the parties.  Following the enactment of these two federal laws, all new agreements to be entered into by us, and the new agreements to be executed after the expiration of the concessions will follow this new agreement model.  See “4.B Business Overview—Government Regulation—Public Consortia Law and Cooperation Agreement for Joint Management.”

Our new agreement model follows the provisions of the Basic Sanitation Law.  The main contractual provisions, among others, are joint execution of responsibilities related to planning, supervision and regulation of services and appointment of regulatory authority of services and periodic disclosure of accounts.

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

Municipalities have the inherent power under Brazilian law to terminate concessions prior to their contractual expiration dates for reasons of public interest.  The municipalities of Diadema and Mauá, two municipalities we previously served, terminated our concessions in February 1995 and December 1995, respectively.  The municipality of Diadema terminated our concession without our consent after asserting that we did not provide adequate water and sewage services, while the municipality of Mauá terminated our concession with our consent.  However, we currently serve both municipalities through the supply of water on a wholesale basis.

We currently do not anticipate that other municipalities will seek to terminate concessions due to our close relationship with municipal governments, recent improvements in the water and sewage services we provide, and the obligation of the municipality to repay us for the return of the concession as described above.  However, we cannot be certain that other municipalities will not seek to terminate their concessions in the future.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Municipalities may, under certain circumstances, terminate our concessions before their expiration and the compensation may be inadequate to recover the full value of our investments.”

In addition, there is currently ongoing litigation with respect to municipalities that intend to expropriate our water and sewage systems, or to terminate concession agreements before paying us any indemnification.  For a detailed discussion on these proceedings, see “Item 8.A. Financial Information—Consolidated Statements and other Information—Legal Proceedings—Concession‑Related Legal Proceedings.”

Operations in the city of São Paulo and certain metropolitan regions

As of December 31, 2009, we did not hold a formal agreement to provide water and sewage services to 31 municipalities in the State of São Paulo and the city of São Paulo, that jointly accounted for 65.7% of our gross revenues.  We have entered into 22 program agreements since January 1, 2010, bring the total program agreements entered into since 2007 to 196.  These 22 new agreements amount to 1.99% of our total revenues and 1.24% of our assets as of December 31, 2009.  We believe that we have a vested and exclusive right to provide water and sewage services to these municipalities based, in some cases, upon a deed (escritura pública) and also, among other factors, based on our ownership of the water and sewage systems serving these other municipalities and certain succession rights resulting from the merger that formed us.

The Basic Sanitation Law provides that, in case of termination of the relationship with the aforementioned municipalities, the municipalities should pay us an indemnity, in an amount to be appraised, notwithstanding the non‑existence of a concession agreement.

On June 23, 2010 the State and the city of São Paulo entered into a convention with the intermediation and consent of SABESP and of the ARSESP pursuant to which they agreed to jointly manage the planning of and investment in the basic sanitation system of the city of São Paulo, among other things.  This agreement established that the State and the city of São Paulo would enter into an agreement with us, granting us exclusive rights in the provision of water and sewage services in the city of São Paulo.  In addition, the agreement established the role of ARSESP in regulating and overseeing our activities and established a management committee that will be responsible for planning the water and sewage services and for reviewing our investment plans.  The management committee will be composed of six members appointed for renewable two year terms. The State and the city of São Paulo will have the right to appoint three members each.  We are permitted to participate in the meetings of the management committee, however we are not afforded any voting rights.

On June 23, 2010, we entered into a formal agreement with the State and the city of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30‑year period, which may be extended for an additional 30‑year period.  The Municipal Law No. 14,934/2009 authorized the city of São Paulo to enter into an agreement with us.  The agreement establishes, among other things, how specific amounts of gross revenues from the services we render should be allocated (after deduction of Cofins and Pasep).  Pursuant to the agreement, we are required to (i) invest at least 13.0% of the gross revenues we obtain from this agreement in the improvement of water and sewage infrastructure in the city of São Paulo; and (ii) contribute 7.5% of the gross revenues we obtain from this agreement to the São Paulo Municipal Sanitation Fund.  In addition, the agreement provides that ARSESP, the State agency responsible for regulating the basic sanitation industry, will ensure that the tariffs charged (a) will adequately compensate us for the services we provide and (b) can be adjusted to restore the original balance between each party’s obligation and economic gain (equilíbrio econômico‑financeiro).  Finally, the agreement envisages the remuneration of the net assets in operation, calculated preferably through asset valuation or by the monetarily updated book value, to be established by ARSESP.  The Contract also foresees the remuneration of the investments to be made by SABESP, such that there will be no residual value at the end of the Contract period.

Wholesale Operations

Water Services On a Wholesale Basis

We provide water services on a wholesale basis to six municipalities, including the municipalities of Diadema and Mauá.  In addition, until December 2003 we provided water services on a wholesale basis to the municipality of São Bernardo do Campo.  In December 2003, we acquired water and sewage service assets in the municipality of São Bernardo do Campo through the transfer of all related assets from the municipality to us.  The amount paid for the purchase of assets was estimated by an economic‑financial valuation report to be approximately R$415.5 million, which included the liquidation of the accumulated debt relating to water supply on a wholesale basis, which amounts to approximately R$265.4 million.  The difference between the value of the assets and the accumulated debt was paid by us in cash to the municipality.  Accordingly, we started providing water and sewage services to the municipality of São Bernardo do Campo beginning January 2004.

The agreements to provide water services on a wholesale basis must comply with the Basic Sanitation Law, which regulates the stages of the provision of each service, designating them as interdependent activities whose provision requires the supervision of an independent agency, a specific registration for the activities’ cost and assurance of payment among the several service providers in order to continue the provision of the services, in accordance with the rules to be published by ARSESP.

In December 2008, we, the State, the city of Diadema and the SANED executed a memorandum of understanding, in which the parties declared their intention to conclude negotiations to liquidate the outstanding debt with us and develop a shared structure of operations between us and the city of Diadema for the operation and provision of water and sewage services.  The municipal law authorizing the city of Diadema to enter into an agreement with us was submitted to vote in April 2010.  While no definitive date has been scheduled for voting, we expect to reach a final agreement with the city of Diadema and settle all the pending judicial claims in 2010.

Sewage Services On a Wholesale Basis

We provide sewage services on a wholesale basis to the municipalities of Mogi das Cruzes, Santo André, São Caetano, Mauá and Diadema.  The negotiation of the agreement for the provision of sewage services on a wholesale basis with the municipality of Santo André had the intervention of the Public Prosecution Office, and in other municipalities the negotiation of the agreements was a result of our efforts concerning the environment and the awareness of the municipal public authorities regarding to environmental issues.  Through these agreements, in 2009 we treated about 31.1 million cubic meters of sewage from these municipalities.  This is an example of our social-environmental responsibility actions and our commitment to these actions.  In 2009, the revenues from these services were approximately R$21.9 million.

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

Description of Our Activities

As set forth in Article 2 of our by‑laws, our corporate purpose is to render basic sanitation services with the goal of the universalization of basic sanitation in the State of São Paulo without harming our long‑term financial sustainability.  Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from its assets, operations and activities.  We are allowed to act in a subsidiary form in other Brazilian locations and abroad.  See “—Government Regulation—Public Consortia Law and Cooperation Agreement for Joint Management.”

We set forth below a description of our activities.

Water Operations

Our supply of water to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to our customers’ premises.  In 2009, we produced approximately 2,844,9 million cubic meters of water.  The São Paulo metropolitan region (including the municipalities to which we supply water on a wholesale basis) currently is, and has historically been, our core market, accounting for approximately 71.5% of water invoiced by volume in 2009, respectively.

The following table sets forth the volume of water that we produced and invoiced for the periods indicated.

	Year ended December 31,
	2007	2008	2009
	(in millions of cubic meters)
Produced
São Paulo metropolitan region	2,115.0	2,107.9	2,091.7
Regional systems	758.7	744.7	753.2
Total	2,873.7	2,852.6	2,844.9
Invoiced
São Paulo metropolitan region	1,046.8	1,065.9	1,083.9
Wholesale	274.3	284.5	288.0
Regional systems	525.9	529.6	546.1
Reused water	0	0.2	0.8
Total	1,847.0	1,880.2	1,918.8

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

Generally, the São Paulo metropolitan region experiences higher water demand during the summer and lower water demand during the winter.  In the São Paulo metropolitan region, the summer coincides with the rainy season, while the winter corresponds to the dry season.  Demand within the Regional systems will vary depending on the area; while the countryside region experiences seasonality in demand similar to the São Paulo metropolitan region.  The demand in the coastal region is driven by tourism, with the greatest demand occurring during the Brazilian summer holiday months.

Water Resources

We can abstract water only to the extent permitted by the DAEE, and pursuant to authorization contracts entered into with it.  Depending on the geographic location of the river basin or if the river crosses more than one state (federal domain), the approval of the National Water Agency (Agência Nacional de Águas), or the ANA, a federal agency under the Ministry of the Environment, is also required.  We currently abstract substantially all of our water supply from rivers and reservoirs, with a small portion being abstracted from groundwater.  Our reservoirs are filled by impounding water from rivers and streams, by diverting flow from nearby rivers, or by a combination of these sources.

In order to supply water to the São Paulo metropolitan region, we rely on 20 reservoirs of non‑treated water and 192 reservoirs of treated water, which are located in the areas under the influence of the eight water producing systems comprising the interconnected water system of the São Paulo metropolitan region.  The capacity of the water sources available for treatment in this area is 71.7 cubic meters per second.  Total current capacity is 67.7 cubic meters per second, which can be treated from the interconnected water system of the São Paulo metropolitan region.  Average verified production during 2009 on the interconnected water system of the São Paulo metropolitan region was 65.0 cubic meters per second.  The Cantareira, Guarapiranga and Alto Tietê systems, as a whole, supplied approximately 84.0% of the water we produced for the São Paulo metropolitan region in 2009.

The Cantareira system accounted for 48.2% of the water that we supplied to the São Paulo metropolitan region (including the municipalities to which we supplied water on a wholesale basis) in 2009, which represented 75.6% of our gross revenues for the year.  The authorization (outorga) for the Cantareira system to use the water in the Piracicaba water basin was renewed on August 6, 2004, for a ten‑year period.

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

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events.  We were able to meet the demand for water in the São Paulo metropolitan region, primarily as a result of our water conservation program, reductions in water losses, and the installation of new water connections.  We installed 174,000, 189,000 and 201,000 new water connections in 2007, 2008 and 2009, respectively.

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

To ensure the continued provision of regular water supply in the São Paulo metropolitan region, we intend to invest R$2.1 billion from 2009 to 2013 to increase our water production and distribution capacities as well as to improve the water supply systems.  In 2009, our total investment in water supply systems amounted to R$506.2 million.

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

Water Distribution

We distribute water through our own networks of water pipes and mains, ranging in size from 2.5 meters to 100 millimeters in diameter.  Storage tanks and pumping stations regulate the volume of water flowing through the networks to maintain adequate pressure and continuous water supply.  As of December 31, 2009, our water network contained 63,732 kilometers of water pipes and 7.1 million water connections.  The following table sets forth the total number of kilometers of water pipes and mains and the number of connections in our network for the periods indicated.

	As of December 31,
	2007	2008	2009

Water distribution pipes and mains (in kilometers)	62,318	62,582	63,732
Number of connections (in thousands)	6,767	6,945	7,118

More than 90.0% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride, or PVC.  Distribution pipes at customers’ residences typically are made from high‑density polyethylene tubing.  Our water mains are mostly made of steel, cast iron or concrete.

As of December 31 2009, our water distribution pipes and mains included:  (i) 32,014 kilometers in the São Paulo metropolitan region; and (ii) 31,718 kilometers in the Regional systems.

We have 384 storage tanks in the São Paulo metropolitan region with a total capacity of 1.9 million cubic meters, and 1,672 storage tanks in the Regional systems.  We have 122 treated water pumping stations in the São Paulo metropolitan region aqueduct system, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

Water mains that require maintenance are cleaned and their lining is replaced.  We are typically notified of water main fractures or breaks by the public through a toll‑free number maintained by us.  We consider the condition of the water pipes and mains in the São Paulo metropolitan region to be adequate.  Due to age, external factors such as traffic, the dense population, and commercial and industrial development, water pipes and mains in the São Paulo metropolitan region are somewhat more susceptible to degradation than those in the Regional systems.  To counter these effects, we have a maintenance program in place for water pipes and mains that is intended to address anticipated fractures and clogs due to brittleness and encrustation, and to help ensure water quality in the region.

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

The following table sets forth projected new water connections for the periods indicated.

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2010-2018
	Actual		Forecast
	(in thousands)

São Paulo metropolitan region	119.2	130.1	92.6	82.8	89.2	88.4	87.9	88.2	85.3	85.5	84.7	784.6
Regional systems	70.2	70.8	65.1	65.9	69.4	70.5	71.4	71.1	69.7	70.2	73.1	626.4
Total	189.4	200.9	157.7	148.7	158.6	158.9	159.3	159.3	155.0	155.7	157.8	1,411.0

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

Since 2005, we have used a method of measuring our water losses based on worldwide market practice for the industry.  According to this measurement method, average water losses are calculated by dividing (i) average annual water loss by (ii) the average number of active water connections multiplied by 366.  The result of this calculation is the number of liters of water lost per connection per day.

Using this calculation method, as of December 31, 2009, we experienced 477 liters/connections per day of water losses in the São Paulo metropolitan region and 290 liters/connections per day in the Regional systems, averaging 402 liters/connections per day.  We plan to reduce water losses to 348 liters/connections per day for the São Paulo metropolitan region and 247 liters/connections per day for the Regional systems, which we expect will result in a total average water loss reduction of 307 liters/connections per day by 2013.  In terms of percentage, we intend to reduce water losses from 28.0% to 21.0% in the São Paulo metropolitan region, and from 27.1% to 21.0% in the Regional systems between 2009 and 2013.  In 2009, we experienced a total water loss of 26.0% and we expect the water losses to decrease to 20.0% in 2013.

Our strategy to reduce water loss has two approaches:

  reduction in the level of physical losses, which result mainly from leakage, primarily by replacing and repairing water mains and pipes, and installing probing and other equipment, including strategically located pressure‑regulating valves; and
  reduction of non‑physical losses, which result primarily from the inaccuracy of our water meters installed at our customers’ premises and at our water treatment facilities, and from clandestine and illegal use, by upgrading and replacing inaccurate water meters and expanding our anti‑fraud personnel.

We are taking measures to decrease physical losses by reducing response time to fix leakages to less than 24 hours and by better monitoring non‑visible water mains fractures.  Among other initiatives, we have adopted the following measures to reduce physical water losses:

  the introduction of technically advanced valves to regulate water pressure throughout the water mains in order to maintain the appropriate water pressure to the downstream consumption needs each day.  These valves are programmed to respond automatically to variations in demand.  During peak usage, the flow of water in the pipes is at its highest point; however, when demand decreases, pressure builds up in the water mains and the resulting stress on the network can cause significant water loss through cracks and an increase in ruptures of the pipes.  The technically advanced valves are equipped with probes programmed to feed data to the valve in order to reduce or increase pressure to the water mains as water usage fluctuates.  As of December 31, 2009, we had installed 1,714 valves at strategic points in the network, with 1,032 valves being installed in the São Paulo metropolitan region and 682 in the Regional systems;
  the reconfiguration of interconnected water distribution to permit the distribution of water at lower pressure;
  the implementation of routine operational leak detection surveys in high water pressure areas to reduce overall water losses;
  the monitoring of and improved accounting with respect to water connections, especially for large volume customers; regular checking on inactive customers and monitoring non‑residential customers that are accounted for as residential customers and, therefore, billed at a lower rate;
  preventing fraud with the use of new, more sophisticated water meters that are more accurate and less prone to tampering;
  installing water meters where none are present; and
  conducting preventive maintenance of existing and newly installed water meters.

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

In general, the State of São Paulo has excellent water quality from underground or superficial water sources.  However, urbanization and disorganized occupation of some areas of the São Paulo metropolitan region has reduced the quantity and quality of water available to serve the population in the southern area of the São Paulo metropolitan region and in the coastal region.  Currently, we successfully treat this water to make it potable.  We also work to recover the quality of water of mains and invest in improvements of our treatment systems to ensure the quality and availability of water for the upcoming years.

Water quality is monitored at all stages of the distribution process, including at the water sources, water treatment facilities and on the distribution network.  We have 15 regional laboratories, one central laboratory, and laboratories located in all water treatment facilities that monitor water quality, as required by our standards and those set by statute.  These laboratories employ approximately 300 technicians, biologists, engineers and chemists.  Our laboratories perform an average of 60,000 analyses per month on distributed water, with samples collected from residences.  Our central laboratory located in the city of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods, as well as heavy metals analysis by atomic absorption technique.  All of our laboratories have obtained the ISO 9001/2000 certification and 13 of our 16 water control and quality laboratories have obtained the NBR ISO/IEC 17,025 accreditation (accreditation for general requirements for the competence of testing and calibration laboratories) awarded by the National Institute of Metrology, Standardization and Industrial Quality (Instituto Nacional de Metrologia, Normalização e Qualidade Industrial), or the INMETRO.

All chemical products used for water treatment are analyzed and follow strict specifications set out in recommendations made by the National Health Foundation (Fundação Nacional de Saúde), or NHF, the Brazilian Association of Technical Rules (Associação Brasileira de Normas Técnicas), or the ABNT, and American Water Works Association, or the AWWA, to eliminate toxic substances that are harmful to human health.  From time to time, we face problems with the proliferation of algae, which may cause an unpleasant taste and odor in the water.  In order to mitigate this problem, we work on:  (i) fighting algae growth at the water source and (ii) using advanced treatment processes at the water treatment facilities, which involve the use of powdered activated carbon and oxidation by potassium permanganate.  The algae growth creates significant additional costs for water treatment because of the higher volumes of chemicals used to treat the water.  In 2009, we did not detect significant algae growth.

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

Sewage Operations

We are responsible for the collection and removal of sewage through our sewage systems and for its subsequent disposal with or without prior treatment.  As of December 31, 2009, we collected approximately 85.0% of all the sewage produced in the municipalities in which we operate in the São Paulo metropolitan region.  In addition, during the year ended December 31, 2009, we collected approximately 72.0% of all the sewage produced in the municipalities in which we operate in the Regional systems.  During 2009 we accounted for approximately 80.0% of all the sewage produced in the municipalities in which we operated in the State of São Paulo.

Sewage System

The purpose of our sewage system is to collect, isolate, treat and adequately dispose of sewage.  As of December 31, 2009, we were responsible for the operation and maintenance of 42,895 kilometers of sewage lines, of which approximately 22,118 kilometers are located in the São Paulo metropolitan region and 20,777 kilometers are located in the Regional systems, respectively.

The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated.

	As of December 31,
	2007	2008	2009

Sewage lines (in kilometers)	40,608	41,241	42,895
Sewage connections (in thousands)	5,167	5,336	5,520

Our sewage system comprises a number of systems built at different times and constructed primarily from other clay pipes and, more recently, PVC tubing.  Sewage lines larger than 0.5 meters in diameter are primarily made of concrete.  Our sewage system is generally designed to operate by gravitational flow, although pumping stations are required in certain parts of the system to ensure the continuous flow of sewage.  Where pumping stations are required, we use sewage lines made of cast iron.

The public sewage system operated by us was structured in order to receive industrial sewage and sewage from non‑domestic sources for treatment together with domestic sewage.  Industrial sewage has physical, chemical and/or biological characteristics that are qualitatively different from household effluents.  As a result, the discharge of industrial sewage into the public sewage system is subject to compliance with specific legal demands with the purpose to protect the sewage collection and treatment systems, the health of operators and the environment.  The current environmental legislation establishes standards for the discharge of these effluents into the public sewage system.  These standards are defined in Article 19 of State Decree 8,468 dated September 8, 1976, as amended and supplemented.  To ensure compliance with legislation, periodic audits of the sewage produced by all industrial clients are conducted, and we also request self‑monitoring reports from non‑domestic sewage‑producing sources.

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

We consider the condition of the sewage lines in the São Paulo metropolitan region to be adequate.  Due to greater volume of sewage collected, a higher population and more extensive commercial and industrial development, the sewage lines in the São Paulo metropolitan region are more deteriorated than those of the Regional systems.  To counter the effects of deterioration, we maintain an ongoing program for the maintenance of sewage lines intended to address anticipated fractures arising from obstructions caused by system overloads.

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

The following table sets forth projected new sewage connections for the periods indicated.

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2010-2018
	Actual	Forecast
	(in thousands)
São Paulo metropolitan region	112.9	69.5	65.1	65.9	72.6	89.6	97.6	116.7	117.4	120.4	814.8
Regional systems	71.2	155.4	113.8	101.2	81.4	74.3	76.7	71.2	73.8	77.5	825.3
Total	184.1	224.9	178.9	167.1	154.0	163.9	174.3	187.9	191.2	197.9	1,640.1

Sewage Treatment and Disposal

In 2009, approximately 72.0% and 80.0% of the sewage we collected in the São Paulo metropolitan region and the Regional systems, respectively, or 74.0% of the sewage we collected in the State of São Paulo, was treated at our treatment facilities and afterwards discharged into receiving water bodies such as inland waters and the Atlantic Ocean, in accordance with applicable legislation.  Our sewage treatment facilities have a limited capacity.  Flows in excess of this capacity are discharged directly, untreated, to inland waters and the Atlantic Ocean.  We currently operate 467 sewage treatment facilities and eight ocean outfalls.

The treatment consists of the removal of pollutants from the sewage.  The method to be used depends upon the physical, chemical and biological characteristics of the wastewater.  In the São Paulo metropolitan region, the treatment used in the large treatment facilities is activated sludge, where there is a liquid phase and a solid phase which involves the sludge.

The activated sludge process was developed in England in 1914.  It is widely used for the treatment of household and industrial sewage.  The work consists of a system in which a biological mass grows, forms flakes, is continually re‑circulated and put in contact with organic matter, always with the presence of oxygen (aerobic).  The activated sludge process is strictly biological and aerobic, in which the raw sewage and the activated sludge are intimately mixed, agitated and aerated in units known as secondary decanters where the solid part is separated from the treated wastewater.  The settled sludge returns to the aeration tank or is removed for specific treatment.

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

Our trunk lines are currently not sufficiently extensive to transport all sewage collected by us to our treatment facilities.  As a result, a portion of the sewage collected by us is released untreated into receiving waters, resulting in high levels of pollution in these bodies of water.  We are a party to a number of legal proceedings related to environmental matters.  See “Item 8.A. Financial Information—Consolidated Statements and other Information——Legal Proceedings.”  In addition, our capital expenditure program includes projects to increase the amount of sewage that we treat.  See “Item 4.A. History and Development of the Company—Capital Expenditure Program” and “4.B Business Overview—Government Regulation—Sewage Requirements.”

Sludge Disposal

Sludge removed from the primary and secondary treatment processes typically contains water and a very small proportion of solids.  We use filter presses, belt presses and centrifugation machines to abstract the water from the sludge.  In 2009, we produced 42,338 tons of sludge‑dry base, of which 41,184 tons were discharged into landfills and the remaining was used for agricultural purposes.  In addition, we are testing new technologies for sludge disposal as fertilizer in forest projects, fuel development and concrete manufacturing.

Customers

We currently operate water and sewage systems in 366 of the 645 municipalities in the State of São Paulo.  In addition, we currently supply water on a wholesale basis to six municipalities with an urban population of approximately 3.3 million.  The following table provides a breakdown of gross revenues from water supply and sewage services by geographic market for the periods indicated.

	Year ended December 31,
	2008	2009

São Paulo metropolitan region	4,988.4	5,280.8
Regional systems	1,631.1	1,764.6
Total	6,619.5	7,045.4

Competition

We believe there are at least two reasons behind a possible increase in our participation in the domestic sanitation market.  In the State of São Paulo, there are approximately 270 municipalities that operate their own water and sewage systems and that collectively have a population of approximately 13.0 million, or approximately 31.0% of the population of the State of São Paulo, excluding the population of the municipalities to which we provide water services on a wholesale basis.  Given our scale, we are well positioned to capture opportunities in these municipalities.  In comparison to the companies providing water and sewage services outside the State of São Paulo, we believe we have technological advantages compared to other water and sewage services providers, which should result in our competitively advantageous position in regions outside the State of São Paulo.

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

In recent years, we have also experienced an increasing level of competition in the market of water supply to large customers.  Several large industrial customers located in municipalities served by us use their own wells to supply themselves with water.  In addition, competition for the disposal of non‑residential, commercial and industrial sludge in the São Paulo metropolitan region has increased in recent years as private companies offer stand‑alone solutions inside the facilities of its customers.  We have also established new tariff schedules for commercial and industrial customers in order to assist us in retaining these customers.

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

Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine.  We generally charge a penalty fee and interest on late bill payments.  In  2007, 2008 and 2009, we received, respectively, payment of 92.8%,  97.3% and 94.7% of the amount billed to our retail customers, and 92.5%, 94.4% and 93.9% of the amount billed to those customers other than State entities, within 30 days after the due date.  In 2007, 2008 and 2009, we have received 97.9%, 153.1% and 110.1%, respectively, of the amount billed to the State entities.  With respect to wholesale supply, in 2007, 2008 and 2009, we received payment of 65.2%, 64.4% and 68.7%, respectively, of the amount billed within 30 days.

In the São Paulo metropolitan region, we monitor water meter readings by use of hand‑held computers and transmitters.  The system allows the meter reader to input the gauge levels on the meters into the computer and automatically print the bill for the customer.  The hand‑held computer tracks water consumption usage at each metered location and prepares bills based on actual meter readings.  We outsourced this billing system to third‑party contractors that employ and train their own personnel whose training we supervise.  We have water meter reading and printing by hand‑held computers in some municipalities that we serve in the Regional systems and intend to expand this system to other municipalities we serve.

Tariffs

Tariff adjustments follow the guidelines established by the Basic Sanitation Law and ARSESP.  The guidelines also establish procedural steps and the terms for the annual adjustments.  The adjustments have to be announced 30 days prior to the effective date of the new tariffs which occur in September, and last for a period of at least 12 months.

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

On July 22, 2009, the ARSESP released a Technical Note (Nota Técnica) regarding the methodology for the tariff adjustment process and submitted it for public comments.  On August 12, 2009, the ARSESP informed that the new methodology would not be applied for the 2009 adjustment.  The ARSESP is currently working on the development and improvement of its new methodology and it expects to release a revised tariff structure and adjustments formula in 2011.

As of the date of this annual report, ARSESP applies the adjustment formula for our tariffs that we established on August 29, 2003.  This adjustment was developed to better reflect changes in our cost structure.  According to this formula, the cost components of the Tariffs Adjustment Index, or IRT, are separated into two parts (“Part A” and “Part B”), where “Part A” encompasses all costs related to energy, water and sewage treatment materials; federal, state and local taxes; and financial compensation due to use of water resources.  “Part B” encompasses all other costs and expenses.  “Part B” relates to the difference between the gross operating revenue and the value of “Part A” for the same period.  The adjustment of “Part A” is based on the price variation observed in its components during the preceding 12‑month period.  “Part B” is adjusted by the IPCA index.  The adjustment to the formula used by ARSESP replaced the variable gross operating revenue for the variable cost of reference (“CR”).

In September 2008, we adjusted our tariffs by 5.10% pursuant to ARSESP regulation.  In August 2009, the ARSESP approved a 4.43% adjustment for our water and sewage tariffs, starting on September 11, 2009.  This adjustment was valid for all municipalities served by our services, except for the municipalities of São Bernardo do Campo and Lins, which have different rules.  The tariffs in the municipality of São Bernardo do Campo are adjusted pursuant a different methodology due to the difference between the tariffs charged in that municipality when we assumed the service and the tariffs we were charging in the other metropolitan municipalities we serve.  The adjustments in São Bernardo do Campo are set so that in September 2012 the tariff charged in this municipality and the tariff charged in the other municipalities of the region will be the same.  With respect to the municipality of Lins, our tariff is adjusted in January according to the variation of the IPCA for the last twelve‑month period ended November 30.

We divide tariffs into two categories:  residential and non‑residential.  The residential category is subdivided into standard residential, residential social and favela (shantytowns).  The residential social tariffs apply to residences of low‑income families, residences of persons unemployed for up to 12 months and collective living residences.  The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure.  The latter two sub‑categories were instituted to assist lower‑income customers by providing lower tariffs for consumption.  The non‑residential category consists of:  (i) commercial, industrial and public customers; (ii) ”not‑for‑profit” entities that pay 50.0% of the prevailing non‑residential tariff;  (iii) government entities that have entered into a water loss reduction agreement with us and pay 75.0% of the prevailing non‑residential tariff; and (iv) public entities that have entered into program agreements, for municipalities with a population of up to 30,000 and with half or more classified according to their degree of social vulnerability by the Social Vulnerability Index of São Paulo (Índice Paulista de Vulnerabilidade Social), or IPVS, 5 and 6, of the SEADE, obtained through the analysis of the 2000 Census figures, and that entered into program agreements with us, start to receive tariff benefits, in accordance with our normative ruling, for the category of public use, at the municipality level.  The tariffs are equal to those offered to the commercial/entity of social assistance and that corresponds to 50.0% of the public tariffs without contractual provisions referred to in item (iv) above.

We established a new tariff schedule, effective May 2002, for commercial and industrial customers that consume at least 5,000 cubic meters of water per month and that enter into demand agreements with us for at least one‑year terms.  In October 2007, the minimum volume for the formalization of the agreement declined from 5,000 m³/month to 3,000 m³/month.  We believe this tariff schedule will help prevent our commercial and industrial customers from switching to the use of private wells.  In the 2008 adjustment authorized by ARSESP, we contested that the tariffs for the provision of water supply and sewage collection for non‑residential consumption of more than 3,000 cubic meters per month would have as a maximum limit values referred to in the tables for non‑residential consumption of more than 50 cubic meters per month.  We may charge lower prices depending on the market conditions of category of customer.

We establish separate tariff schedules for our services in each of the São Paulo metropolitan region and each of the countryside and coastal regions which comprise our Regional systems.  Each tariff schedule incorporates regional cross‑subsidies, taking into account the customers’ type and volume of consumption.  Tariffs paid by customers with high monthly water consumption rates exceed our costs of providing water service.  We use the excess tariff billed to high‑volume customers to compensate for the lower tariffs paid by low‑volume customers.  Similarly, tariffs for non-residential customers are established at levels that subsidize residential customers.  In addition, the tariffs for the São Paulo metropolitan region generally are higher than tariffs in the countryside and coastal regions.

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

	As of December 31,
Customer Category Consumption	2007	2008	2009(2)

Residential:
Standard Residential:
0‑10(1)	1.24	1.31	1.36
11‑20	1.94	2.04	2.13
21‑50	4.84	5.09	5.32
Above 50	5.34	5.61	5.86
Social:
0‑10(1)	0.42	0.44	0.46
11‑20	0.73	0.77	0.80
21‑30	2.57	2.70	2.82
31‑50	3.67	3.86	4.03
Above 50	4.05	4.26	4.45
Favela (shantytown):
0‑10(1)	0.32	0.34	0.35
11‑20	0.36	0.38	0.40
21‑30	1.21	1.27	1.33
31‑50	3.67	3.86	4.03
Above 50	4.05	4.26	4.45
Non‑Residential:
Commercial/Industrial/Governmental:
0‑10(1)	2.49	2.62	2.74
11‑20	4.84	5.09	5.32
21‑50	9.31	9.78	10.21
Above 50	9.69	10.18	10.63
Social Welfare Entities:
0‑10(1)	1.24	1.31	1.37
11‑20	2.44	2.56	2.67
21‑50	4.67	4.91	5.13
Above 50	4.83	5.08	5.31
Government entities that employ the Rational Use of the Water Program (Programa de Uso Racional da Água), or PURA with reduction agreement:
0‑10(1)	1.87	1.97	2.05
11‑20	3.63	3.82	3.99
21‑50	6.98	7.34	7.67
Above 50	7.26	7.63	7.97

(1)     The minimum volume charged is for ten cubic meters per month.

(2)     Since September 11, 2009.

In 2009, the average tariff calculated for the Regional systems was approximately 30.0% below the average tariff of the São Paulo metropolitan region.

Energy Consumption

Energy is essential to our operations, and as a result we are one of the largest users of energy in the State of São Paulo.  We use 1.8% of the total energy consumption in the State of São Paulo.  In 2009, 44.6% of the energy that we used was provided by Companhia Energética São Paulo, or CESP, pursuant to a long‑term contract expiring in 2012.  To date, we have not experienced any major disruptions in energy supply.  Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of operations or prospects.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to risks associated with the provision of water and sewage services.”

Energy prices have a significant impact on our results of operations.  An average increase of 17.5% in 2004 negatively affected our results of operations.  In 2005, we migrated 43.0% of our energy requirements to the “free market” where we can more efficiently negotiate the supply of energy.  In 2009, 44.6% of our total energy consumption occurred under “free market” rates.

Insurance

We maintain insurance covering, among other things, fire or other damage to our property, office buildings and third‑party liability.  We also maintain insurance coverage for directors’ and officers’ liability (D&O insurance).  We currently obtain our insurance policies by means of public bids involving major Brazilian and international insurance companies.  As of December 31, 2009, we had paid a total aggregate amount of R$4.58 million in premiums, covering approximately R$1,270.3 million on assets, third‑party liabilities and D&O insurance.  We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption.  In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages.  We believe that we maintain insurance at levels customary in Brazil for our type of business.

Environmental Matters

Our environmental policy, adopted in January 2008, established environmental management directives that allow us to become a contributing force to environmental sustainability and excellence.  These directives were based on a systematic approach to the environment, which allowed us to develop a plan that integrated economic, environmental and social dimensions of our work with sustainable use of natural resources.

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
  the development of an environment balance sheet model, as of 2009 and 2010, in order to improve our balance sheet illustrating our environmental investments;
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

•       specific training programs to train technical assistants and experts to participate in legal proceedings regarding environmental matters; and

•        implementation of the SABESP 3‑Rs Program (Programa SABESP 3Rs) for the reduction, re‑use and recycling of waste or by‑products, a program involving the three largest administrative bodies of SABESP with plans to include all other administrative bodies.

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

•         the development of public private partnerships;

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

•         water quality and environmental protection; and

•         governmental restrictions on the incurrence of indebtedness applicable to state‑controlled companies.

General

Pursuant to Article 23 of the Brazilian Constitution, water and sewage services are the joint responsibility of the federal government, the states and the municipalities.  Article 216 of the Constitution of the State of São Paulo provides that, by law, the State must provide the conditions for efficient management and adequate expansion of water and sewage services rendered by its agencies and State‑controlled companies or any other concessionaire under its control.  State law authorized our formation to plan, provide and operate water and sewage services in the State and also acknowledged the autonomy of the municipalities.

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

Because we are the legal concessionaire for the State of São Paulo for water and sewage services, serving approximately 60.0% of the State’s population and providing sanitation services through concession agreements, we notice the impacts of the Consortium Law on the expiration of our concession agreements in the 1970’s when the Brazilian Sanitation Plan (Plano Nacional de Saneamento), or the PLANASA, was created.  The Consortium Law has caused important changes in the relationship among municipalities, states and public sanitation service providers, most notably in mixed capital companies, such as us, because of the implementation of the program agreements as a substitute for concession agreements.

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

The Basic Sanitation Law

On January 5, 2007, the Federal Law No. 11,445, or the Basic Sanitation Law, was enacted, establishing nationwide guidelines for basic sanitation and seeking to create appropriate solutions for the situation of each state and municipality, facilitating the technical cooperation between the state and municipalities.  In addition, the federal government will enact its public policy to facilitate access to financing alternatives that are compatible with the costs and terms of the sanitation industry, in substitution of the PLANASA model.

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

In addition, the Basic Sanitation Law defines the guidelines and objectives of the federal basic sanitation policy to be observed when securing public funds generated or operated by agencies or entities of the federal government, and foresees the possibility of having subsidies as an instrument of social policy to ensure access to basic sanitation services to everyone, particularly the low‑income population.  The subsidies may be granted either directly, through tariffs or indirectly, depending on the characteristics of the beneficiaries and on the source of the funds.

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

On November 25, 2003, the Municipal Law No. 13,670/2003 was enacted creating the Municipal System for Regulation of Water Supply and Sanitary Sewage Services (Sistema Municipal de Regulação dos Serviços de Abastecimento de Água e Esgotamento Sanitário), providing for its constitution and operation and also establishing the Municipal Sanitation Plan (Plano Municipal de Saneamento).  According to this law, the Mayor of the city of São Paulo has powers to grant and monitor formal concessions for water and sewage services in the city of São Paulo.  Subsequent to the Municipal Law No. 13,670/2003, the Governor of the State filed a legal action claiming that this law was unconstitutional and, as a consequence, the applicability of the Municipal Law No. 13,670/2003 was suspended.  On April 20, 2005 the court ruled, by majority of votes, in favor of the Governor of the State.  The city of São Paulo appealed the decision and a final decision is still pending to this date.

On June 18, 2009, the Municipal Law No. 14,934/2009 was enacted, authorizing the city of São Paulo to enter into an agreement with SABESP.  This law revoked the Municipal Law No. 13,760/2003, pursuant to which the state was the owner of the basic sanitation services in metropolitan region.  Such revocation is the basis of a suit pending before the São Paulo State Court of Appeals regarding the unconstitutionality of such action.  On June 23, 2010, we entered into a formal agreement with the State and the city of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30‑year period, which may be extended for an additional 30‑year period.

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

Federal Decree No. 6,017/2007 details the conditions of establishment of joint management and the execution of the program contract regulating the Public Consortia and Program Contracts Law.  This federal legislation introduces significant changes in the relationship among municipalities, states and companies providing public sanitation services, prohibiting the latter from exercising activities of planning, oversight and regulation, including tariff regulation, of the services and creating the program contract for contracting entities whose share control is held by one of the Brazilian political divisions and subdivisions upon waiver of the public bidding process and compliance with concession legislation, as applicable.

On January 13, 2006, the Governor of the State of São Paulo enacted State Decree No. 50,470, amended by State Decrees No. 52,020, dated July 31, 2007, and No. 53,192, dated July 1, 2008,  which provide for the rendering of water and sewage services in the State of São Paulo.  According to these decrees, we may enter into agreements with municipalities in connection with the provision of water and sewage services by means of the so‑called program contract without a public bidding process.  In addition, these decrees establish that we will continue to render services in the areas covered by the concession granted by the State.

Based on these statutes, in January 2007 we executed our first program agreement with the municipality of Lins, located in the State of São Paulo.  Lins created its own regulatory agency to oversee and regulate the basic sanitation services.  Subsequently, we formalized agreements with other municipalities in the State of São Paulo.  These other municipalities transferred the oversight and regulation of our services to the State of São Paulo through a cooperation agreement.

On June 8, 2006, the State of São Paulo enacted the Decree No. 50,868 creating the Commission for the Regulation of Sanitation Service of the State of São Paulo to regulate sanitation services.  The Commission for the Regulation of Sanitation Service of the State of São Paulo was directly subordinated to the State Secretariat for Sanitation and Energy.

The main duty of the Commission for the Regulation of Sanitation Service of the State of São Paulo was conducting studies for the creation of a regulatory agency for the basic sanitation industry and the presentation of legal and regulatory measures.  The completion of such duties resulted in the publication of supplementary Law No. 1,025 of December 7, 2007, creating the ARSESP.

ARSESP regulates the basic sanitation services that belong to the State, relating to the federal and municipal jurisdictions and prerogatives, and exercises the following functions:

  complies with and enforces state and federal basic sanitation legislation;
  publishes the organizational platform for the services, indicating the types of services provided by the state, as well as the equipment and facilities that compose the system;
  assumes, where applicable, the legal attributions of the jurisdictional authority;
  establishes, in accordance with the tariff guidelines defined by Decree No. 41,446/96, tariffs and other methods that provide compensation for our services, adjusts and reviews such tariffs and methods to ensure the financial‑economic balance of services and low‑cost tariffs through mechanisms that increase service efficiency and lead to the distribution of productivity gains to society; and
  approves, oversees and regulates (including tariff issues) sewage treatment and wholesale water supply agreements entered into between the state supplier and other suppliers, pursuant to Article 12  of the Basic Sanitation Law.

With respect to municipal basic sanitation, ARSESP oversees, controls and regulates (including tariff issues) services that have been delegated by municipalities to the state as a result of cooperation agreements that formalize the program agreements between municipalities and us that provide for the execution of these services.  If possible and convenient for the municipality, it can act on agreements executed prior to the enactment of the current regulation.

For its services, ARSESP charges 0.50% of the annual total invoice of the municipality.  This fee is collected either from municipalities that have a signed program contract with us or municipalities in the São Paulo metropolitan region.

Supplementary Law No. 1,025/2007 also amended paragraphs 5, 7 and 8 and added paragraphs 9 and 10 to Article 1 of State law 119/73, which created us, expanding the range of services that we can render, with the inclusion of urban rainwater drainage and management, urban cleaning and solid waste management, as well as the operation of power generation, storage, conservation and sales activities, for our own or third‑party use.

In addition, the rules simplified the process for the expansion of our business in Brazil and abroad, authorizing us:

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

Furthermore, the supplementary Law No. 1,025/2007 maintained the State Sanitation Council – (Conselho Estadual de Saneamento – CONESAN), created by Supplementary Law No. 7,750/92, as an advisory council to define and implement the state basic sanitation policy, and the State Sanitation Fund (Fundo Estadual de Saneamento ‑ FESAN).  The State Sanitation Fund is connected to the State Secretariat for Sanitation and Energy, and collects and manages resources that support State‑approved programs, as well as the development of technology, management and human resources and a sanitation information system, in addition to other support programs.

On November 13, 2009, the Sanitation and Energy Regulatory Agency of the State of São Paulo ‑ ARSESP published Resolution No. 106 establishing technical conditions for the provision of water supply and sanitary sewage services under state and municipal ownership that had their attributes of oversight, control and regulation of services including tariffs delegated by the agency to the state for the fiscal year.  Technical, economic and financial viability studies have not yet been carried out for the implementation of the new rules and therefore it is not possible to estimate the impacts thereof.

Public‑Private Partnerships and Growth Acceleration Plan

The PPP is a form of agreement with the public administration used for the concession of services to private enterprises, as well as for construction works coupled with the provision of services.  PPPs are regulated in the State of São Paulo by Law No. 11,688, which was enacted on May 19, 2004.  PPPs may be used for:  (i) implantation, expansion, improvement, reform, maintenance, or management of public infra‑structure; (ii) provision of public services; and (iii) exploitation of public assets and non‑material rights belonging to the State.

Payment is conditional upon performance.  The payment may be collected through:  (i) tariffs paid by users; (ii) assignment of credits belonging to the Public Administration, except taxes; and (iii) transfer of rights related to the commercial exploitation of public assets.

Law No. 11,688 also authorized the creation of Companhia Paulista de Parcerias, or the CPP.  CPP may grant guarantees, enter into insurance contracts, and participate in PPP contracts.  CPP is fully owned by the State government.

In January 2007, the President of Brazil announced a new Growth Acceleration Plan, known as the “PAC”, which includes major investments in infrastructure services, including the provision of water and sewage, housing, as well as highways, airports, ports and energy services, that would benefit the poor population of Brazil.  PAC calls for a total investment of R$504.0 billion through 2010, including a R$40 billion investment in the sanitation sector.  The majority of the investment of the PAC would be provided by State-owned companies and the private sector, while the rest would come from the federal government.

Public Bidding Procedures

Pursuant to the Federal Public Bidding Law, the public bid process commences with publication by the granting authority in a federal, state or municipal official newspaper, as the case may be, and another leading Brazilian newspaper.  The publication announces that the granting authority will carry out a public bidding contest pursuant to provisions set forth in an edital (invitation to bid).  The invitation to bid must specify, among other terms:  (i) the purpose, duration and goals of the bid; (ii) the participation of bidders, either individually or forming a consortium; (iii) a description of the qualifications required for adequate performance of the services covered by the bid; (iv) the deadlines for the submission of bids; (v) the criteria used for selection of the winning bidder; and (vi) a list of the documents required to establish the bidder’s technical, financial and legal capabilities.

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

Water Usage

State law establishes the basic principles governing the development and use of water resources in the State of São Paulo in accordance with the State Constitution.  These principles include:

  rational utilization of water resources, with service to the segments of the population identified as having priority;
  optimizing the economic and social benefits resulting from the use of water resources;
  protection of water resources against actions which could compromise current and future use;
  defense against critical hydrographic events which could cause risk to the health and safety of the population or economic and social losses;
  development of hydro‑transportation for economic benefit;
  development of permanent programs of conservation and protection of underground water sources against pollution and excessive exploitation; and
  prevention of erosion of land in urban and rural areas, with a view to protecting against physical pollution and silting of water resources.

Under State law, implementation of any project that involves the use of surface or underground water requires prior authorization or licensing from competent government authority.  In order to implement these principles, authorizations granting a right of use are required from the relevant public authority for water usage (whether for collection, release of effluents or other otherwise), modification of the regime and modification of the quality or the quantity of the existing water.  In the case of rivers under the federal government’s domain (rivers crossing more than one state), the ANA is the public authority which grants the authorization.  With respect to the rivers under a state’s domain, the applicable state authority has jurisdiction to grant the right of use.  In the State of São Paulo, the DAEE is the public authority responsible for granting such authorizations.  The DAEE has, as its objectives, establishing (i) a policy for the use of water resources with a view to developing the water business of the State, and (ii) plans, studies and projects related to the integral use of water resources, directly or by means of agreements with third parties.  The DAEE has established the standards which regulate abstraction of water from water resources in the State of São Paulo.

Our main operating units have been granted water usage rights, however we also have several operating units where water grants are not fully in place.  To help obtain the remaining water grants, we have established a corporate program for the legalization of grants.

In July 2000, the ANA was established to develop the National System for Water Resources Management.  According to existing law, the hydrographic basin committees are authorized to collect charges related to water usage from entities, such as us, for the abstraction of water from, or dumping of sewage into, water resources controlled by these agencies.  The charges collected by these agencies will be used to sponsor studies, programs, projects and constructions provided for in the Water Resources Plan (Plano de Recursos Hídricos) and for the payment of expenses concerning the creation of the Federal System for Water Resources Management (Sistema Nacional de Gerenciamento de Recursos Hídricos), as well as may be loaned or provided as grants to governmental agencies and corporations, including us, for use in the development of conservation and recovery of water resources.

State Law No. 12,183, which was enacted on December 29, 2005, established the basis for the fees charged for the use of the water resources owned by the State of São Paulo.  To apply such fees, the law provides for, among other provisions, the participation of the basin committees, the creation of basin agencies and the organization of a registered list of water resource users.  The basin committee’s proposals regarding the amounts to be charged at the basins must be approved by the State Water Resource Council, with the approval and setting of the amounts to be applied at each water basin formalized by a decree issued by the State Governor.  Article 4 of the State Law No. 12,183 also established that, until December 2009, the fees charged for the use of water resources by public or private basic sanitation (water and sewage) companies will correspond to 50.0% of the established amount, provided these companies demonstrate that they are making investments with their own funds in studies, projects and works aimed at the removal and treatment of sewage.  The law also provides for penalties for the failure to pay fees that range from a fine of 2.0% and interest on arrears on the value of the outstanding payment to the suspension or loss of water resource use rights, which are imposed at the discretion of the water resource authority and in accordance with the applicable regulations.

Water Quality

Administrative Rule No. 518/2004, issued by the Ministry of Health of the federal government provides the standards for drinking water for human consumption in Brazil.  This rule is similar to the U.S. Safe Drinking Water Act and the regulations enacted by the U.S. 70 Environmental Protection Agency, which establishes rules for sampling and limits related to substances that are potentially hazardous to human health.

In compliance with Brazilian law, the physical‑chemical, organic and bacteriological analyses carried out for water quality control follow the methodologies of the Standard Methods for Water and Wastewater (21st edition) of the American Water Works Association.

Decree No. 5,440/2005 provides that the quality of water must be disclosed to consumers.  We have been complying with this regulation by publishing the required information in monthly bills and annual reports delivered to all consumers that we serve.

Environmental Regulation

The implementation and operation of water and sewage systems are subject to strict federal, state and municipal laws and regulations on environmental and water‑resource protection.  The National Environmental Council (Conselho Nacional de Meio Ambiental), or the CONAMA, is the federal agency responsible for the regulation of potentially polluting activities.  In the State of São Paulo, the Companhia Ambiental do Estado de São Paulo, or CETESB, is the governmental entity responsible for the control, supervision, monitoring and licensing of polluting activities, pursuant to State Law No. 997 of 1976 and State Law No. 13,542 of 2009.  CETESB regulates the control of environmental pollutants.

The control and environmental planning instruments are defined by several legal instruments, such as (i) State Law No. 997/1976, which regulates the environmental pollution control; (ii) the Conama Resolution 05/1988, the Conama Resolution No. 237/1997 and the State Decree No. 47,400/2002, which regulate environmental licenses; and (iii) State Decree No. 8,468/76 and Conama Resolution No. 357/2005, which classify water resources and environmental guidelines and establish effluent patterns, among other provisions.

Projects with significant environmental impact are subject to specific studies prepared by multidisciplinary teams that present a series of recommendations focused on minimizing the environmental impact.  These studies are then submitted for analysis and approval by the relevant government authorities.  The licensing process is composed of the following three stages:

  prior license ‑ approves the location and concept and attests to the project’s environmental feasibility.  Granted in the planning stage.
  installation license ‑ authorizes the beginning of works for the installation of the project, subject to compliance with approved plans, programs and projects, including environmental control measures and other necessary technical requirements.
  operation license ‑ authorizes the operation of a unit or activity, subject to compliance with the technical requirements contained in the installation license.

Sewage Requirements

State law sets forth regulations regarding pollution control and environmental preservation in the State of São Paulo.  State law limits waste discharge that impacts the water, air and soil.  State law provides that, in areas in which there exists a public sewage system, all effluents of a “polluting source” must be discharged to such system.  It is the responsibility of the polluting source to connect itself to the public sewage system.  All effluents to be discharged are required to meet certain criteria established by the applicable environmental law, which allow such effluents to be treated by our treatment facilities and discharged in an environmentally safe manner.  Effluents which do not comply with such criteria are prohibited from being discharged into the public sewage system.  State legislation also establishes that liquid effluents, except those related to basic sanitation, be subjected to pre‑treatment so that they meet the required mandatory levels before being discharged into the public sewage system.  Article 45 of Federal Law No. 11,455/2007 establishes the national sanitation guidelines and regulates the effluent discharge on a national level.

The CETESB is authorized under State law to monitor discharges of pollutants into the environment and to enforce the requirements of State law.  CETESB is responsible for issuing installation and operation licenses granted to sewage treatment facilities and other pollution sources.

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

With the enactment of the Basic Sanitation Law and federal consortium law, we are prohibited from planning, inspecting and regulating services, which includes determining the tariff policy to be adopted.  Such activities are to be exercised by the State entity that controls the services, which, with the exception of the responsibility for planning, may delegate the exercise of the other applicable responsibilities.  Pursuant to the Basic Sanitation Law,  tariff regulation is to be performed by an independent regulatory entity and tariff shall be adjusted on an annual basis.  Municipalities can choose to delegate tariff regulation to the ARSESP instead of creating their own regulatory agency.  With the sole exception of the municipality of Lins, no other municipality has decided to create its own regulatory entity.  Many municipalities have already delegated regulation to the ARSESP.  As such, we believe that at least in the near future the ARSESP will be in charge of regulating tariffs for most of the concession and program agreements entered into by us.  Nonetheless, we cannot be certain that other municipalities will not take the same decision that the municipality of Lins has taken.

The current tariff structure maintains three different tariff schedules, depending upon whether a customer is located in the São Paulo metropolitan region or the Regional Systems.  There are four levels of volume consumed for each category of customer, except for the residential social and favelas (shantytowns), where there are five levels of volume consumed.  Customers are billed on a monthly basis.  We are also authorized to enter into individual contracts with certain customers, such as municipalities, to supply water or sewage services on a wholesale basis.

Before the enactment of the Basic Sanitation Law, we were subject to a federal law which provided that tariffs charged for water and sewage services that are provided pursuant to certain concessions could not produce a return on assets in excess of 12% per annum.  Return on our assets was calculated using operating income (before financial and certain other expenses) measured against our operational assets (property, plant and equipment and certain other assets), based on our consolidated financial statements prepared in accordance with Brazilian GAAP.  The Basic Sanitation Law revoked this law and extinguished this rule.  Currently, the ARSESP is in charge of establishing a criteria to calculate the return on assets, provided that for existing concession agreements, we and the municipalities agree with such criteria.  In April 2010, the ARSESP submitted for public comments a new methodology for the determination of the compensation of the assets used in the basic sanitation services we render, in view of a future tariff reform.  Although ARSESP has indicated that it implement the new methodology by September 2011, we cannot assure when the new rules will be enacted.

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

Our external credit transactions are also subject to the approval of the National Secretariat of Treasury and the Central Bank.  After reviewing the financial terms and conditions of the transaction, the National Secretariat of Treasury and the Central Bank will issue an approval for the closing of the foreign exchange transaction relating to the entry of the funds into Brazil and, following such entry and at our request, an electronic certificate of registration through which all scheduled payments of principal, interest and expenses will be remitted by us.  The electronic certificate of registration grants the borrower access to the market for foreign exchange.

The Company is also subject to the provisions of National Monetary Council Resolution No. 2,827 of March 30, 2001, as amended, that limits the value of credit operations of financial institutions and other institutions authorized by the Central Bank with bodies and entities in the public sector.

Lending Limits of Brazilian Financial Institutions

The National Monetary Council limits the amount that Brazilian public financial institutions may lend to public sector companies, such as us.  Financing of projects which are put up for international bid and any financing in reais provided to the Brazilian counterpart of such international bids are excluded from these limits.

4.C. Organizational structure

Not applicable.

4.D. Property, Plant and Equipment

Our principal properties consist of reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water mains, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections, which are recorded as intangible assets (concession assets) under IFRS.  As of December 31, 2009, we operated 208 water treatment facilities and 63,732 kilometers of water pipes and mains, 475 sewage treatment facilities and 42,895 kilometers of sewer lines, as well as 16 water quality control laboratories.

We own our headquarters building and all other major administrative buildings.  We have pledged some of our properties as collateral to the federal government in connection with a long‑term financing transaction we have entered into with the World Bank that was guaranteed by the federal government.  We have also pledged part of our assets in the amount of R$249.0 million as collateral with respect to our indebtedness under the Special Program for Payment of Federal and Social Security‑Related Taxes in Installments (Programa de Parcelamento Especial para Impostos Federais e Previdenciários), or PAES program.

As of December 31, 2009, the total net book value of our property, plant and equipment and intangible assets (including concession assets) was R$17.1 billion.

All of our material properties are located in the State of São Paulo.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.        Operating and Financial Review and Prospects

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated  financial statements included elsewhere in this annual report.  The consolidated financial statements included elsewhere in this annual report have been prepared in accordance with IFRS.  This annual report contains forward‑looking statements that involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward‑looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors.”

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

5.A. Operating and Financial Review and Prospects

Overview

We operate water and sewage systems in the State of São Paulo, including in the city of São Paulo, Brazil’s largest city, and in 366 municipalities in the State of São Paulo, which represent 56.7% of all municipalities in the State.  We also provide water services on a wholesale basis to six additional municipalities in which we do not operate water systems.

The São Paulo metropolitan region, which includes the city of São Paulo, is our most important service region.  With a population of approximately 20.2 million, the São Paulo metropolitan region accounted for approximately 76.1% and 75.6% of our gross revenue from sales and services in 2008 and 2009, respectively.  Approximately 62.6% of the concession intangible assets reflected on our balance sheet as of December 31, 2009 was located in this region.  In an effort to respond to demand in the São Paulo metropolitan region and because the region represents the principal opportunity to increase our net revenue from sales and services, we have concentrated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region.  Our capital expenditure program is our most significant liquidity and capital resource requirement.

Factors Affecting Our Results of Operations

Our results of operations and financial condition are generally affected by our ability to raise tariffs, general economic conditions in Brazil and, in some previous periods, meteorological conditions.

In 2008, the global financial and economic crisis, which commenced in 2008 and whose effects were still present in 2009, resulted in a depreciation of the Brazilian real against the US dollar, which adversely affected our foreign currency‑denominated obligations.

In order to ensure its economic and financial strength, the Company has been working on increasing its efficiency and productivity gains.  For this reason, the Company has been attempted to reduce costs.  In 2009, we decreased our staff by 9.3% due to the execution of an Agreement for the Adjustment of Conduct (Termo de Ajustamento de Conduta or “TAC”) with the State Public Attorney’s Office (Ministério Público Estadual).  The TAC laid‑off retirees who were still working for the Company and laid‑off 2% of the Company’s payroll.  The results for the 2009 fiscal year were also affected by the provision for the payment of severance in the amount of R$146.6 million for employees who resigned in 2009 and the employees who will resign in 2010 and 2011.

Effects of Tariff Increases

Our results of operations and financial condition are highly dependent upon our ability to increase tariffs for our water and sewage services.  Since the enactment of Law No. 11,445/2007 dated December 5, 2007, as a general rule, ARSESP will be responsible for setting, adjusting and reviewing tariffs, taking into consideration, among other factors, the following:

•                     political considerations arising from our status as a State‑controlled company;

•                     anti‑inflation measures enacted by the federal government from time to time; and

•                     when necessary, the readjustment to maintain the financial‑economic balance of the agreement.

Readjustment of our tariffs would continue to be set annually, but would be dependent on the parameters established by the Basic Sanitation Law and the ARSESP.  The guidelines also establish procedural steps and the terms for annual adjustments.  The annual adjustments must be announced 30 days prior to the effective date of the new tariffs, which occur in September, and remain in place for a period of at least 12 months.  See “4.B. Business Overview—Tariffs.”

The following table sets forth, for the periods indicated, the percentage increase of our tariffs, as compared to three inflation indexes:

	Year ended December 31,
	2008	2009

Increase in average tariff(1)	5.1%	4.4%
Inflation – IPC ‑ FIPE	6.2%	3.7%
Inflation – IPCA	5.9%	4.3%
Inflation – IGP‑M	9.8%	(1.7)%

__________________________

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

General Economic Conditions.  By the end of 2007, Brazil had US$180.3 billion in currency reserves.  The average unemployment rate in the principal metropolitan regions of Brazil remained stable at 6.8% for the years ended December 31, 2008 and 2009, according to IBGE estimates.

Fiscal year 2008 was characterized by the worsening of the global financial and economic crisis.  As a result, the real depreciated by 30.1% against the U.S. dollar in 2008.  Nonetheless, Brazil had R$206.8 billion in currency reserves and a trade surplus of R$24.8 billion.  The worsening of the financial crisis during the last quarter of 2008 reduced the activity level of the Brazilian economy.  The Brazilian economy experienced higher lending rates, currency devaluation, decreasing stock prices and shrinking industrial production.  In order to ease the impact of the financial crisis on the Brazilian economy, the Brazilian government implemented measures for the flexibility of its monetary policy and tax relief.  These measures strengthened the domestic market and were key to the economic recovery and in 2009, the Brazilian GDP decreased 0.2% in comparison with 2008.  Nonetheless, Brazil had US$239.1 billion in currency reserves in 2009.  Brazil’s trade surplus was US$25.3 billion in 2009.

Interest Rates.  Interest rates in Brazil are closely linked to exchange rate fluctuations and inflation rates.  High domestic interest rates result in increases in our financial expenses and also negatively affect our ability to obtain financing, on a cost‑effective basis, in the domestic capital and lending markets.  As a result, we may continue to require substantial amounts of foreign currency‑denominated indebtedness in order to satisfy our liquidity and funding requirements, which increase our exposure to exchange rate fluctuations as discussed below.

As a result of the global financial and economic crisis, the official interest rate set by the Central Bank was 13.66% on December 31, 2008.  In 2009, in order to boost the economy, the Central Bank reduced significantly the official interest rate, reaching 8.65% on December 31, 2009.  We have not utilized any derivative financial instruments, or any hedging instruments to mitigate interest rate fluctuations.  We do, however, continually monitor market interest rates in order to evaluate the possible need to refinance our debt.

Inflation.  Inflation affects our financial performance by increasing our costs of services rendered and operating expenses.  In addition, all of our real‑denominated debt is indexed to take into account the effects of inflation.  Most of our real‑denominated debt provides for inflation‑based increases in the respective principal amounts of that indebtedness, which increases are determined by reference to the daily government reference interest rate (Taxa Referencial), or the TR, plus an agreed margin.  We cannot assure that our tariffs will be increased, in future periods, to offset, in full or in part, the effects of inflation.

The following table shows Brazilian inflation for the periods indicated:

	Year ended December 31,
	2008	2009
Inflation – IPC ‑ FIPE	6.2%	3.7%
Inflation – IGP‑M	9.8%	(1.7)%

_________________________________

Sources:  Fundação Getúlio Vargasand Fundação Instituto de Pesquisas Econômicas.

Currency Exchange Rates.  We had total foreign currency‑denominated indebtedness of R$1,745.6 million as of December 31, 2009, of which R$81.7 million refer to our short‑term foreign currency‑denominated obligations.  In the event of significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency‑denominated obligations would increase as measured in reais, particularly as our tariff and other revenue are based solely in reais.  In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  For example, the 25.5% appreciation of the real against the U.S. dollar in 2009 led to a foreign exchange gain of R$528.4 million.  In contrast, the 31.9% devaluation of the real in 2008 increased our financial expenses and negatively affected our overall results of operations for the year.

We manage our indebtedness portfolio closely to decrease the cost of servicing our indebtedness as a whole and our exposure to exchange rate fluctuations.  We do not speculate in foreign currencies nor do we have any material exposure to derivatives tied to foreign currencies.

The following table shows the fluctuation of the real against the U.S. dollar, the period‑end exchange rates and average exchange rates for the years 2008 and 2009:

	Year ended December 31,
	2008	2009
Devaluation (appreciation) of the real versus U.S. dollar	31.9%	(25.49)%
Period‑end exchange rate – US$1.00	R$2.3370	R$1.7412
Average exchange rate – US$1.00(1)	R$1.8375	R$1.9976

_______________________________

(1)               Represents the average for period indicated.

Source:        Central Bank.

At times, we enter into forward exchange transactions and financial funding transactions in reais to mitigate foreign currency exposure.  In addition, we have monitored, overseen and controlled our foreign currency‑denominated indebtedness, taking advantage of market opportunities to improve the profile of our indebtedness and reduce our costs.  On December 31, 2009 we had no forward exchange transactions.

Effects of Drought

Brazil experienced a prolonged and severe drought during 2000 and 2001, although historically droughts have not impacted all of our water supply systems equally.  As a result, from mid‑June to mid‑September of 2000, we rationed water in the south of the São Paulo metropolitan region, affecting approximately 3.5 million people, or approximately 20% of the total population of this region, which reduced our total water production by approximately 8%.  From April 2001 through January 2002 and from October to December 2003, we also rationed water in certain regions of the São Paulo metropolitan region, but at a much smaller scale.  The rationing at smaller scale caused our total water production volume to be reduced by only 0.8%.  The effects of the drought continued to affect our systems through 2004.  Due to the water usage reduction bonus program and the return to normal rainfall levels that occurred throughout 2004 and early 2005, the conditions of our reservoirs improved in 2005.  In 2006, the rainfall was sufficient to enable us to maintain our reservoirs at historical levels.  In 2007 and 2008, the rainfall exceeded the levels of the previous years, increasing the volume of water held in our reservoirs and thereby providing a cushion to meet demand.  In 2009, the rainfall levels were higher than the historic average and by the end of 2009, our reservoirs had a utilization rate of 87.0%, compared to a 50.0% and 41.0% utilization in 2008 and 2007, respectively.

Critical Accounting Estimates and Assumptions

We make estimates and assumptions concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of our assets and liabilities within the next financial year are addressed below.

Allowance for doubtful accounts

We record allowance for doubtful accounts in an amount that our management considers sufficient to cover probable losses, based on an analysis of customer accounts receivable, in accordance with the accounting policy stated in Note 2.8 to our consolidated financial statements.

The methodology for determining the allowance for doubtful accounts receivable requires significant estimates, considering a number of factors including historical collection experience, current economic trends, estimates of forecast write‑offs, the aging of the accounts receivable portfolio and other factors.  While we believe that the estimates used are reasonable, actual results could differ from those estimates.

In addition, we have substantial assets consisting of amounts owed by the State.  These amounts consist primarily of accounts receivable for services and reimbursement for pensions paid.  We have not recorded reimbursements totaling R$1,167.9 million, corresponding to the balances which were not considered virtually certain that will be reimbursed by the São Paulo State Government.  Additional information on the accounts receivable from the São Paulo State Government is disclosed in Note 9 to our consolidated financial statements.

Intangible assets arising from concession contracts

We recognize intangible assets arising from concession contracts under IFRIC 12, based on the intangible asset model; we estimate the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, which is recognized when the infrastructure is built and provided that it will generate future economic benefits.  The great majority of our contracts for service concession arrangements entered with each grantor is under service concession agreements in which we have the right to receive, at the end of the contract, a payment equivalent to the unamortized asset balance of the concession intangible asset, which in this case, are amortized over the useful life of the underlying physical assets, thus at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related physical asset. Concession intangible assets under Concession contracts and Program contracts are amortized on a straight‑line basis over the useful life of the contract.  Additional information on the accounting for intangible assets arising from concession contracts is disclosed in Note 2.11(a) to our consolidated financial statements.

The recognition of fair value for the intangible assets arising on concession contracts is subject to assumptions and estimates, and the use of different assumptions could affect the balances recorded.  The estimated useful lives of the underlying assets also requires significant assumptions and estimates, which different assumptions and estimates and changes in future circumstances, could affect the remaining useful lives of the intangible assets and can have a significant impact on our results of operations.

Impairment of long‑lived assets

We review long‑lived assets for impairment, primarily intangible assets arising from concession contracts, which include water and sewage system physical assets to be held and used in the business, for the purpose of determining and measuring impairment when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable, in accordance with the accounting policy stated in Note 2.12 to our consolidated financial statements.

In evaluating impairment of long‑lived assets, the evaluation requires significant assumptions and estimates regarding matters that are inherently uncertain, including projections of our future operating income and cash flows, future growth rates, and the remaining useful lives of the assets, among other factors.  In addition, projections are computed over an extended period of time, which subjects those assumptions and estimates to an even larger degree of uncertainty.  While we believe that the estimates used are reasonable, the use of different assumptions could materially affect the recoverable amount.

No impairment provisions were required in 2009 and 2008.

Provision for contingencies

We are party to a number of legal proceedings involving significant claims.  These legal proceedings include, among other types, tax, labor, civil, environmental, dispute with customers and suppliers and other proceedings.  Additional information of these legal proceedings is disclosed in Note 16 to our consolidated financial statements.  We accrue for probable losses resulting from these claims and proceedings when we determine that the likelihood that a loss has occurred is probable and the amount of such loss can be reasonably estimated.  Therefore, we are required to make judgments regarding future events.  As a result of the significant judgment required in assessing and estimating these provisions for contingencies, actual losses realized in future periods could differ significantly from actual estimates and could exceed the amounts provisioned.

Pension benefits

The present value of our pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions.  The assumptions used in determining the net cost (income) for pensions include the discount rate.  Any changes in these assumptions will impact the carrying amount of pension obligations.

We determine the appropriate discount rates at the end of each year.  This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations.

Other key assumptions for our pension obligations are based in part on current market conditions.  Additional information on the pension plans under Plan G0 and G1 is disclosed in Note 17 to our consolidated financial statements.

Differences in actual experience or changes in assumptions could affect the carrying amount of pension obligations and expenses recognized in our results of operations.

Indemnities Receivable

Indemnities receivable is a long‑term asset representing amounts receivable from the municipalities of Diadema and Mauá as indemnification for their unilateral termination of our water and sewage service concessions in 1995.  As of December 31, 2009, this asset amounted to R$146.2 million.

Pursuant to our concession contracts, we invested in the construction of water and sewage systems in these municipalities to meet our concession service commitments.  Upon the unilateral termination of the concessions by the municipalities of Diadema and Mauá, our assets were impounded by the municipal authorities, which took on the responsibility of providing water and sewage services in these areas.  At that time, we reclassified our property, plant and equipment balances relating to the impounded assets as long‑term assets (indemnities receivable) and recorded impairment charges to reduce the carrying value of the assets to the estimated recoverable amounts for which we had contractually agreed as fair compensation with these municipal authorities.

Our rights to recover these amounts are being disputed by the municipalities and no amounts have been received to date.  Based on the advice of legal counsel, we continue to believe that we have the right to receive those amounts and we continue to monitor the status of the legal proceedings.  The ultimate amounts to be received however, if any, will most likely be subject to a final court decision.  Therefore, actual amounts received could differ from those recorded.  For more information, see Note 10 to our consolidated financial statements.

Certain Transactions with Controlling Shareholder

Reimbursement Due from the State.  Reimbursement due from the State for pensions paid represent supplementary pensions (Plan G0) that we pay, on behalf of the State, to former employees of the State‑owned companies which merged to form our company.  These amounts must be reimbursed to us by the State, as primary obligor.  In November 2008, we entered into the third amendment to the agreement with the State relating to payments of pension benefits made by us on its behalf.  The State acknowledged that it owed us the outstanding balance of R$915.3 million as of September 30, 2008 relating to payments of pension benefits made by us on its behalf.  We accepted the reservoirs in the Alto Tietê System as partial payment in the amount of R$696.3 million, subject to the transfer of the property rights of these reservoirs to us.  Since November 2008, the State has been paying the remaining balance in the amount of R$219.0 million in 114 successive monthly installments, starting in November 2008.  We have not recorded reimbursements totaling R$1,167.9 million, represented by R$696.3 million related to the transfer of the reservoirs in the Alto Tietê System and R$471.6 million which the State does not believe that it is responsible for paying such amount.  See Note 9 to our consolidated financial statements and “Item 7.A. Major Shareholder.”

Accounts Receivable from the State for Water and Sewage Service Provided.  Certain of these accounts receivable have been overdue for a long period and we do not reserve against such accounts receivable as we fully expect to recover these amounts and loss is not considered probable.  We have entered into agreements with the state with respect to these accounts receivable.  For further information on these agreements, see Note 9 to our consolidated financial statements and “Item 7.A. Major Shareholder.”

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

Results of Operations

The following table sets forth, for the periods indicated, certain items in our statement of operations, each expressed as a percentage of net revenue from sales and services:

	Year ended December 31,
	2008		2009
	R$ millions	%	R$ millions	%
Net revenue from sales and services	7,809.3	100.0	8,579.5	100.0
Cost of sales and services	(4,482.9)	(57.4)	(5,087.3)	(59.3)
Gross profit	3,326.4	42.6	3,492.2	40.7
Selling expenses	(499.7)	(6.4)	(610.4)	(7.1)
Administrative expenses	(580.0)	(7.4)	(717.1)	(8.4)
Other operating expenses, net	(125.5)	(1.6)	(44.4)	(0.5)
Operating profit	2,121.2	27.2	2,120.3	24.7
Finance cost, net	(973.0)	(12.5)	(10.0)	(0.1)
Income before income taxes	1,148.2	14.7	2,110.3	24.6
Income taxes	(285.3)	(3.7)	(602.6)	(7.0)
Net income	862.9	11.0	1,507.7	17.6

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenue from Sales and Services

Net revenue from sales and services increased by R$770.2 million, or 9.9%, to R$8,579.5 million in 2009, from R$7,809.3 million in 2008.  This increase was principally due to:

  an average 2.1% increase in the total volume invoiced in 2009 (an 2.1% increase in the volume of water invoiced and a 3.2% in the volume of sewage services invoiced); and
  the effect of the 5.1% tariff increase in September 2008, and the 4.4% tariff increase in September 2009.

The increase was partially offset by:

  a decrease in the volume produced in the industrial segment, due to the termination or decrease in the production of certain industrial units and the execution of fixed demand agreements; and
  a decrease in the volume invoiced to both state and municipal entities, due to the incentives created by the Rational Use of Water Program (Programa de Uso Racional da Água) to decrease water consumption.

Cost of Sales and Services

The cost of sales and services increased by R$604.4 million, or 13.5%, to R$5,087.3 million in 2009, from R$4,482.9 million in 2008.  As a percentage of net revenue from sales and services, cost of sales and services increased to 59.3% in 2009 from 57.4% in 2008.

The increase in costs of sales and services was principally due to the following factors:

  an increase of R$152.1 million, or 14.8%, in payroll expenses and related charges, due to (i) annual salary adjustments of 6.7% that came into effect in May 2009; and (ii) an increase in TAC (a program to dismiss employees already retired, but that are still working for us), that comprises prior notice amount, severance payments and related charges totaling R$67.0 million;

  an increase of R$108.7 million, or 24.5%, in outsourced services, mainly due to an increase of (i) R$41.2 million in sewage and water network and connections maintenance; (ii) R$29.6 million in preventive and corrective maintenance of water and sewage treatment stations; (iii) R$10.4 million in a provision for expenditures that we are committed to under our agreement with the city of São Paulo; (iv) R$7.0 million in technical services; (v) R$6.2 million related to the rental of vehicles, which started in 2008, in substitution of our own fleet; and (vi) R$6.1 million in treatment and transportation of sludge;
  an increase of R$359.2 million, or 21.8%, in construction costs, mainly due to an increase in capital expenditures of concession intangible assets in 2009 compared to 2008;
  an increase of R$25.9 million, or 5.7%, in energy costs, principally as a consequence of an average increase of 8.5% in energy tariffs which was partially offset by a decrease of 1.6% in our energy consumption; and
  an increase of R$8.7 million, or 23.9%, in general expenses, mainly due to the payments for the municipality of São Paulo, that amounted R$5.1 million in 2009, and general insurance expenses of R$0.7 million.

The increase was partially offset by:

  a decrease of R$60.1 million, or 10.1%, in depreciation and amortization in 2009 when compared to 2008.

Gross Profit

As a result of the factors discussed above, gross profit in 2009 increased by R$165.8 million, or 5.0%, to R$3,492.2 million in 2009, from R$3,326.4 million in 2008.  As a percentage of net revenue from sales and services, gross profit decreased to 40.7% in 2009 from 42.6% in 2008.

Selling Expenses

Selling expenses in 2009 increased by R$110.7 million, or 22.2%, to R$610.4 million in 2009, from R$499.7 million in 2008.  As a percentage of net revenue from sales and services, selling expenses increased to 7.1% in 2009, from 6.4% in 2008.

The increase in selling expenses was primarily due to the following factors:

  an increase of R$72.3 million, or 54.8%, in outsourced services expenses, principally due to (i) R$24.5 million expenses related to the PURA program in municipal schools, pursuant to our agreement with the city of São Paulo, (ii) an increase of R$19.7 million in outsourced accounts receivable collection services, resulting from an increase in our collection claims; (iii) R$16.4 million in a provision for future expenses that we commit to incur pursuant to our agreement with the city of São Paulo; and (iv) R$8.6 million in verification and billing services, resulting from the outsourcing of these services and the adoption of new technologies in the verification and billing processes; and
  an increase of R$32.6 million, or 18.2%, in payroll expenses and related charges, due to (i) annual salary adjustments of 6.69% that came into effect in May 2009; (ii) a R$9.1 million increase in TAC (a program to dismiss employees already retired, but that are still working for us), that comprises prior notice amount, severance payments and related charges.

Administrative Expenses

Administrative expenses for 2009 increased by R$137.1 million, or 23.6%, to R$717.1 million in 2009, from R$580.0 million in 2008.  As a percentage of net revenue from sales and services, administrative expenses increased to 8.4% in 2009, from 7.4% in 2008.

The increase in administrative expenses was primarily due to:

  a increase of R$63.5 million, or 42.7%, in payroll expenses and related charges, due to (i) annual salary adjustments of 6.69% that came into effect in May 2009; and (ii) a R$6.6 million increase in TAC (a program to dismiss employees already retired, but that are still working for us), that comprises prior notice amount, severance payments and related charges;
  an increase of R$41.6 million, or 36.9% in outsourced services, mainly due to (i) R$25.9 million in advertising expenses related to our advertising campaigns that focus on our social and environmental actions, such as Projeto Verão, Onda Limpa, Soluções Ambientais, PURA, among others; (ii) R$4.7 million in consulting and other services, and (iii) R$2.2 million in maintenance of information technology, equipment and software licenses;
  an increase of R$21.2 million, or 8.5%, in general expenses, consisting in the increase of our provisions for contingencies; and
  an increase of R$6.5 million, or 13.3%, in tax expenses, mainly due to (i) a R$3.1 million expense related to the Imposto sobre a Propriedade Predial e Territorial Urbana (IPTU), a tax on properties; and (ii) a R$3.2 million expense paid to ARSESP, the regulatory agency.

Other Operating Expenses, Net

Other operating expenses, net, for 2009 decreased by R$81.1 million, or 64.6%, to R$44.4 million in 2009 from R$125.5 million in 2008.  The decrease is primarily due to an expense recorded in 2008 amounting to R$137.1 million related to a write‑off of property, plan and equipment and concession intangible assets after the negotiation of the third amendment with the State Government of São Paulo.

Finance Cost, Net

Finance cost, net consist primarily of interest on our indebtedness, foreign exchange losses (or gains) in respect of our indebtedness, offset partially by interest income on cash and cash equivalents and inflation‑based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Finance cost, net in 2009 decreased by R$963.0 million, or 99.0%, to R$10.0 million, from R$973.0 million in 2008.

The decrease was mainly due to:

  a change of R$967.3 million caused by the foreign exchange variation, from a foreign exchange expense of R$438.9 million in 2008 to a foreign exchange income of R$528.4 million in 2009, especially due to the 25.5% depreciation of the U.S. dollar against the real in 2009, compared to the 31.9% appreciation of the U.S. dollar against the real in 2008;
  a decrease of R$126.6 million in monetary indexation expenses on loans and financing, that was primarily attributable to (i) a decrease of R$105.6 in monetary indexation expenses caused by the 1.71% negative variation of the IGP‑M in 2009, compared to a 9.81% positive variation in 2008; (ii) a decrease of R$20.9 million in monetary indexation expenses caused by the decrease of the TR, to 0.71% in 2009 from 1.63% in 2008;
  a decrease of R$95.0 million in interest and other charges related to our real‑denominated indebtedness, mainly due to the payments we made and the related decrease in the outstanding balance of our indebtedness;
  an increase of R$13.5 million, or 8.9%, in the remuneration of our financial investments, interest income and other financial revenues; and
  the settlement of US$98 million Eurobonds in June 2008, with a R$9.9 million variation.

The decrease in the finance cost, net was partially offset by:

  a R$95.2 million decrease in the income from monetary indexation, especially due to the R$82.5 million update of the undisputed amount regarding the reimbursement of supplemental retirement and pension benefits in accordance with the agreement with the State and the DAEE made in 2008 and not recurrent in 2009;

  an increase of R$87.5 million in the financial expenses related mainly to interest and monetary indexation of provision for contingencies; and
  an increase of R$64.0 million in other financial expenses, mainly due to (i) adjustment in the interest calculations regarding the Special Program for Payment of Federal and Social Security‑Related Taxes in Installments (Programa de Parcelamento Especial para Impostos Federais e Previdenciários), or PAES program, as set forth by Law No. 10,684, dated May 30, 2003, totaling R$58.7 million in 2008; and (ii) financial expenses related to commitments made to the municipalities in order to formalize the concession agreements, amounting R$15.8 million.

Income before Income Taxes

As a result of the factors discussed above, income before income taxes in 2009 increased by R$962.1 million, or 83.8%, to R$2,110.3 million, from R$1,148.2 million in 2008.  As a percentage of net revenue from sales and services, our income before income taxes increased to 24.6% in 2009, from 14.7% in 2008.

Income Taxes

Income taxes in 2009 increased by R$317.3 million, or 111.2%, to R$602.6 million in 2009 from R$285.3 million in 2008.  This increase was primarily due to the increase of our income before income taxes in 2009.

Net Income

As a result of the factors discussed above, net income increased by R$644.8 million, or 74.7%, to R$1,507.7 million in 2009, from R$862.9 million in 2008.  Net income margin increased to 17.6% in 2009 from 11.0% in 2008.

5.B. Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, borrowings from Brazilian federal and state governmental financial institutions, and financing from multilateral organizations and from domestic and international capital markets.  As of December 31, 2009, we had R$771.0 million of cash and cash equivalents.  Outstanding short‑term indebtedness was R$1,009.9 million as of December 31, 2009, of which R$81.7 million was denominated in foreign currency.  Long‑term indebtedness was R$5,548.0 million as of December 31, 2009, of which R$1,663.9 million consisted of foreign currency‑denominated obligations.  We believe that we have sufficient sources of liquidity and capital to meet our liquidity and capital requirements for the next few years, in light of our current financial position and our expected cash generated by operating activities.

Cash Provided by Operating Activities.  Cash provided by operating activities is, and we anticipate that it will continue to be, the single largest source of our liquidity and capital resources in future years and financial periods.  Our cash generated by operating activities was R$2,103.9 million and R$2,072.5 million in 2008 and 2009, respectively.

We have overdue accounts receivable from the State and from the municipalities to which we provide water on a wholesale basis.  For more information, see “Item 7.B.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

Indebtedness Financing.  As of December 31, 2009, we had R$5,548.0 million in long‑term indebtedness outstanding (excluding the current portion of long‑term indebtedness), of which R$1,663.9 million consisted of foreign currency‑denominated long‑term debt.  We had outstanding short‑term indebtedness of R$1,009.9 million as of December 31, 2009, representing the current portion of our long‑term indebtedness.  As of December 31, 2009, R$81.7 million of this short‑term indebtedness was denominated in foreign currency.

The following table sets forth information on our indebtedness outstanding as of December 31, 2009:

	As of December 31, 2009
Facility	Current	Long Term	Total Aggregate Principal Amount	Final Maturity	Interest Rate(1)
	(in millions of reais)
Real-denominated loans and financings:
Federal Government/Banco do Brasil	288.8	1,127.1	1,415.9	2014	8.50% plus UPR
Debentures 6th Issue	225.4	-	225.4	2010	11.00% plus IGPM
Debentures 7th Issue	121.2	-	121.2	2010	10.80% plus IGPM
Debentures 8th Issue	-	417.9	417.9	2011	10.75% plus IGPM
Debentures 9th Issue	-	223.7	223.7	2015	CDI+2.75% and 12.87% plus IPCA
Debentures 10th Issue	-	274.5	274.5	2020	TJLP+1.92% (1st and 3rd series) and 9.53% (2nd series) plus IPCA
Caixa Econômica Federal(2)	78.9	680.0	758.9	2010/2031	6.8% (weighted) plus UPR
Promissory notes	-	898.4	898.4	2015	CDI+3.5%
FIDC – SABESP 1	55.5	13.9	69.4	2011	CDI+0.70%
BNDES	42.9	83.9	126.8	2013	3% + TJLP (limited to 6.00%)
BNDES (South coast area)	-	130.5	130.5	2019	2.5% + TJLP (limited to 6.00%)
BNDES (PAC)	-	14.6	14.6	2023	2.15% + TJLP (limited to 6.00%)
Other	3.2	11.6	14.8	2010/2018	12.00%, CDI and TJLP + 6.00% and UPR
Accrued interest	112.3	8.0	120.3
	928.2	3,884.1	4,812.3
Foreign currency denominated loans and financings:
IADB	64.2	588.1	652.3	2016/25	3.00% to 4.93% plus monetary adjustment
Eurobonds	-	243.0	243.0	2016	7.50%
JBIC Yens 2,316,000 thousand	-	400.9	400.9	2029	1.8% and 2.5%
IADB	-	431.9	431.9	2023	4.47% to 4.97%
Accrued interest	17.5	-	17.5
	81.7	1,663.9	1,745.6
Total Debt	1,009.9	5,548.0	6,557.9

______________________

(1)   UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to the TR, which was 0.0533% per month as of December 31, 2009; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 8.55% per annum as of December 31, 2009; IGP‑M was (1.71)% per annum as of December 31, 2009; TJLP stands for Long‑term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 6.0% per annum as of December 31, 2009.

(2)   Agreements to provide up to approximately R$311.6 million in financing for our capital expenditure program until final maturity.  We have pledged amounts in certain bank accounts as collateral for these loans.

Substantially all of our foreign currency‑denominated indebtedness of R$1,745.6 million as of December 31, 2009 was denominated in U.S. dollars or in baskets of foreign currencies.  This indebtedness consisted principally of:

•      R$659.4 million (US$374.6 million) in U.S. dollar denominated loans from the Inter‑American Development Bank, or the IADB.  Under these loans, payments of principal are made in semi‑annual installments with final maturity in July 2025.  The principal amount is adjusted semi‑annually for the variation in a basket of foreign currencies and accrues interest at a rate varying from 3.00% to 4.93%.  We have pledged part of our receivables from our sales and services up to the amount due as collateral.  For further information on the terms of these loan agreements, see “Item 4.A.  History and Development of the Company—Capital Expenditure Program—Tietê Project.”; and

•      R$434.5 million (US$250.0 million) in U.S. dollar denominated loans from the AB Loan financing contracted with the IADB in June 2008. Under this loan, payments of principal are made in annual installments with final maturity in May 2023. The principal amount is adjusted semi-annually for the LIBOR6M plus spread and accrued interest at a rate varying from 4.47% to 4.97%. This loan was used in the settlement of Eurobonds and in the implementation of our investment plan.

Our borrowings from multilateral institutions, such as the IADB, have in the past been, and in the future are likely to be, guaranteed by the government of the State or the federal government.  We do not pay fees for these guarantees.  Under some of the loan agreements with the IADB, we have granted a guarantee (contra garantia) to the federal government.

In addition, we entered into a credit agreement on August 6, 2004 with the JBIC (today JICA) for the financing of the Clean Wave Program, which was guaranteed by the federal government for an aggregate principal amount of ¥21,320 million (R$337.7 million).  The disbursements began in January 2006.  As of December 31, 2009, the total amount outstanding was R$405.3 million.  Under this financing agreement, amortizations are made in semi‑annual installments in August and February, with final maturity in 2029.  This obligation is guaranteed by the federal government.  For further information on the terms and guarantees of this financing agreement, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Government Guarantees of Financing” and “Item 4.A. History and Development of the Company—Capital Expenditure Program—Clean Wave Program.”

Our outstanding domestic debt was R$4,812.3 million as of December 31, 2009 and consisted primarily of real‑denominated loans from Federal and State‑owned banks, in particular, Banco do Brasil S.A., Caixa Econômica Federal and the BNDES, as well as debentures issued in September 2004, March and June 2005, October 2008 and November 2009, and promissory notes issued in December 2009.

The following summarizes our principal borrowings from federal and state‑owned banks:

  In March 1994, we entered into a loan agreement with Banco do Brasil S.A.  Amortizations of principal amount are made in 240 successive monthly installments, with final maturity in 2014.  The principal amount accrues interest at the daily government interest rate plus 8.50% per annum and monetary adjustment;
  We have entered into several line of credit agreements with Caixa Econômica Federal, pursuant to which amortizations of principal are paid in 120 or 180 months in monthly installments after 30 days following a grace period, which varies from 14 to 36 months from the date of the first draw‑down.  The final maturity is 2031.  The principal amount accrues interest at a weighted rate of 6.8%;
  In August 2002, we entered into a line of credit agreement with BNDES.  The final maturity date is February 2013.  The principal amount accrues interest at the long‑term rate fixed by the federal government (Taxa de Juros de Longo Prazo), or TJLP, limited to 6.0%, plus 3.0% per annum.  If the TJLP exceeds 6.0%, such excess will be added to the principal amount payable at maturity;
  In November 2007, we entered into a credit agreement with BNDES for the financing of the Clean Wave Program.  Amortizations of principal amount will be made in 96 successive monthly installments, with final maturity in 2019.  The principal amount accrues interest at the TJLP, but limited to 6.0%, plus 2.50% per annum; and
  In March 2010, we entered into a R$294.4 million financing agreement with BNDES.  Amortizations of principal amount will be made in 156 successive monthly installments after 30 days following the 24‑month grace period, with final maturity in 2025.  The principal amount accrues interest at the TJLP, but limited to 6.0% plus 1.92% per annum.

In addition, we are currently negotiating with IADB, JICA and Caixa Econômica Federal for additional loans to finance portions of our capital expenditure program.

With respect to the debentures issued on September 17, 2004, we filed a securities shelf program with the CVM through which we were able to offer non‑convertible debentures in the aggregate amount of R$1.5 billion.  We issued the total amount available under this shelf program by July 2005.  As part of the program we issued:

  R$600.0 million in aggregate principal amount of debentures in September 2004 (our sixth issuance), offered in three separate series.  The debentures of the first and second series matured in September 2007 and 2009, respectively, and the debentures of the third series will mature in September 2010.  The debentures of the first series in the aggregate amount of R$231.8 million beared interest at the interbank deposit rate (CDI) plus 1.75% per year, and the debentures of the second series in the aggregate amount of R$188.3 million, and of the third series, in the aggregate amount of R$179.9 million, bear interest at rates of IGP-M index plus 11.0% per year;

•        R$300.0 million in aggregate principal amount of debentures in March 2005 (our seventh issuance), offered in two series.  The debentures of the first and second series matured in March 2009 and 2010, respectively.  The debentures of the first series, in the aggregate amount of R$200.0 million, beared interest at the interbank deposit rate (CDI) plus 1.5% per year, and the debentures of the second series, in the aggregate amount of R$100.0 million, beared interest at the rate of IGP‑M index plus 10.8% per year; and

•        R$700.0 million in aggregate principal amount of debentures in June 2005 (our eighth issuance), offered in two series.  The debentures of the first series matured in June 2009 and the second series will mature in 2011.  The debentures of the first series, in the aggregate amount of R$350.0 million, beared interest at the interbank deposit rate (CDI) plus 1.5% per year, and the debentures of the second series, in the aggregate amount of R$350.0 million, bear interest at the rate of IGP‑M index plus 10.75% per year.

On October 23, 2008, we filed a securities shelf program with the CVM through which we were able to offer non‑convertible debentures in the aggregate amount of R$3.0 billion.

As part of the shelf program with the CVM, we issued R$220.0 million in aggregate principal amount of debentures in October 2008 (our ninth issuance), offered in two series.  The debentures of the first and second series will mature in October 2013 and 2015, respectively.  The debentures of the first series, in the aggregate amount of R$100.0 million, bear interest at the interbank deposit rate (CDI) plus 2.75% per year, and the debentures of the second series, in the aggregate amount of R$120.0 million, bear interest at the rate of IPCA index plus 12.87% per year.

We issued in three series our tenth issuance of debentures in aggregate principal amount of R$275.4 million in November 2009.  The debentures of the first, second and third series will mature in 2020.  The debentures of the first and third series, in the aggregate amount of R$77.1 million and R$115.7 million, respectively, bear interest at the TJLP plus 1.92% per year, and the debentures of the second series in the aggregate amount of R$82.6 million bear interest at the rate of IPCA index plus 9.53% per year.  Our tenth issuance was entirely subscribed by BNDES.  The financial covenants for this issuance are:  (i) EBITDA to net revenue equal or greater than 38.0%; (ii) coverage ratio equal to or higher than 2.35; and (iii) net bank debt to EBITDA equal to or greater than 3.65.

We will use the funds raised from this tenth issuance for investments primarily in the Corporate Program for Water Loss Reduction and on improvements and reforms of the Rio Grande’s water treatment station infrastructure, including others projects for water supply and sewage collection systems in the São Paulo Northern Coast, Paraíba Valley and Mantiqueira Regions.

In December 2009, we issued promissory notes totaling R$900.0 million as a bridge loan, corresponding to an advance of the eleventh issuance of debentures.

In April 2010, we issued in two series our eleventh issuance of debentures in aggregate principal amount of R$1,215.0 million.  The first and the second series will mature in March 2015 and 2013, respectively.  The debentures of the first series, in the aggregate amount of R$810.0 million, bear interest of the interbank deposit rate (CDI) plus 1.95% per year and the second series, in the aggregate amount of R$405.0 million, bear interest of interbank deposit rate (CDI) plus 1.4% per year.  The net proceeds from our eleventh issuance of debentures was partially used to redeem the promissory notes issued in December 2009.  The rest was used as cash injection.

On June 22, 2010, we issued 500,000 debentures to the Government Severance Indemnity Fund for Employees (Fundo de Garantia por Tempo de Serviço), or “FGTS”, based on the FGTS’ program to finance companies in the sanitation, transport and real estate businesses (our twelfth issuance).  The proceeds will be released in three series within a six month-period each, totaling R$500 million, of which R$170 million was already transferred to us. The debentures will bear interest based on the TR plus 9.5% per year. The debentures have a grace payment period of four years and we have an option to redeem the debentures as from July 2014 and a final maturity in June 2025. We intend to use the proceeds from the twelfth issuance to fund a portion of our capital expenditure program in the water supply and sewage systems.

All of our real‑denominated indebtedness is indexed to take into account the effects of inflation.  Most of our real‑denominated debt provides for inflation‑based increases in their respective principal amounts; the increases are determined by reference to the TR plus an agreed margin.

Furthermore, in March 2006, a securitization fund (Fundo de Direitos Creditórios) was created having our future account receivables as its underlying assets.  In March 2006, the fund issued senior and junior quotas to investors in Brazil with a value per unit of R$500.0 thousand.  The senior quotas are being amortized in 54 monthly installments, with final maturity in March 2011.  The fund is designed to have a return to investors corresponding to 100% of the interbank deposit rate (CDI) variation, plus a fixed interest rate of 0.7% per annum.  We subscribed, paid for and maintain in a deposit account 26 junior, or subordinated, quotas of this fund in the aggregate amount of R$18.2 million.

In March 2006, the fund advanced proceeds to us derived from the provision of water and sewage services in the aggregate amount of R$250.0 million, representing a portion of the payments due under the underlying receivables during a five‑year period.  We retain the right to receive the balance of additional payments accounting for the remaining portion of the receivables, provided that no event of default under the by‑laws of the fund has occurred or is continuing.  Once payments to the fund are made in full, which is expected to happen five years after the creation of the fund, we will be entitled to all payments received under the underlying receivables.  The fund manager is Caixa Econômica Federal.

Financial Covenants.  We are subject to financial covenants under the agreements evidencing or governing our outstanding indebtedness.  As of December 31, 2009, we were in compliance with our financial covenants.

With respect to our indebtedness denominated in U.S. dollars or in baskets of foreign currencies, we are subject to financial covenants, including but not limited to those set forth in the loan agreements entered into with the IADB.  Each of these agreements contains, among other provisions, limitations on our ability to incur debt.  The indenture relating to the 7.5% notes due 2016 is the most stringent of these debt agreements.  This indenture prohibits, subject to some exceptions, the incurrence of additional debt in the event that (i) the ratio of Adjusted Total Debt to Adjusted EBITDA (as defined in the related indenture) is greater than 3.65 or (ii) the Debt Service Coverage Ratio (as defined in the indenture) is less than 2.35x.  We do not believe that these covenants will impose constraints on our ability to finance our capital expenditure program or, more generally, to develop our business and enhance our financial performance.

In addition, with respect to our outstanding domestic indebtedness, we entered into a financing agreement with the federal government and Banco do Brasil S.A. and also into several credit agreements with Caixa Econômica Federal that do not contain material financial covenants.  Under our credit agreement with BNDES we are required to keep (i) an EBITDA/net operational income ratio equal to or higher than 38%, (ii) an asset/short‑term liability (excluding the short term portion of long‑term liabilities) ratio higher than 1.0x, (iii) total connections (water and sewage)/employees ratio equal to or higher than 520, (iv) EBITDA/debt service equal to or higher than 1.5 and (v) a shareholders’ equity/total debt ratio equal to or higher than 0.8.

With respect to our debentures, the sixth, seventh, eighth, ninth and eleventh issuances require us to maintain a current debt ratio higher than 1.0 and an EBITDA/financial expenditures ratio equal to or higher than 1.5.

The ninth issuance requires us to maintain an EBITDA/net operational revenue ratio equal to or higher than 38 percent, an EBITDA/financial expenditures ratio equal to or higher than 2.35x and net financing and loans/EBITDA ratio equal to or higher than 3.65x.

Brazilian regulations provide that a state‑owned company, such as us, must use the proceeds of “external credit operations” (i.e., foreign currency borrowings), subject to some exceptions, exclusively to refinance outstanding financial obligations.  The use will be restricted according to the declared use of proceeds, and until so used, these proceeds must be deposited as directed by the Central Bank.  The deposit requirement does not apply in the case of import financing and financing transactions involving multilateral and official organizations, such as the JICA and the IADB.  On December 31, 2009, there was no restricted cash under this regulation.

Capital Requirements

We have, and expect to continue to have, substantial liquidity and capital resource requirements.  These requirements include debt‑service obligations, capital expenditures to maintain, improve and expand our water and sewage systems, and dividend payments and other distributions to our shareholders, including the State.

Capital Expenditures.  Historically, our capital expenditures have been significantly financed with resources from international and national multilateral agencies and development banks.  We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year.  In 2008, we invested approximately R$1.7 billion under our capital expenditure program.  In 2009, we invested R$1.8 billion under our capital expenditure program.  We have budgeted investments in the amount of approximately R$7.0 billion from 2010 through 2013.

Dividend Distributions.  We are required by our by‑laws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal or higher than 25% of the amounts available for distribution.  The aggregate amount of distributions we made for 2008 and 2009 were R$296.2 million and R$394.2 million, respectively.

On October 18, 2007 and February 21, 2008, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$268.8 million and R$31.9 million, respectively.  The payments of these dividends began being paid on June 27, 2008.

On July 31, 2008 and January 15, 2009, our board of directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$200.5 million and R$95.7 million, respectively.  These dividends were paid on June 29, 2009.

As of December 31, 2009, our dividends payable to the State were in the amount of R$198.1 million.  The dividends due from 2005 to 2007, in the amount of R$552.0 million have been paid during the first quarter of 2008.  We are currently unable to determine the amount, if any, of the remaining portion of these declared dividends that the State will apply to the current and future accounts receivable owed to us by the State or its controlled entities.

5.C. Research and Development, Patents and Licenses, Etc.

Our policy is to invest continually in the modernization of equipment and in the technology needed to identify, evaluate and improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability.  Our research and development department is divided into committees according to strategy and complexity.  In 2008 and 2009 we spent R$3.5 million and R$3.8 million, respectively, on research and development.  We have also formed associations with several research institutions.

Trademarks

We have secured registration of our logo and composite trademark at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI.  We have registered with the INPI the following trademarks:  “PROJETO TIETÊ,” “REUSO DA ÁGUA,” “REVISTA DAE,” “LIGAÇÃO SABESP,” “PURA,” “GOTUCHO,” “GOTA BORRALHEIRA,” “DR. GASTÃO” and “RATANTAN”.  Gotucho, Gota Borralheira, Dr. Gastão and Ratantan are some of the characters of the SABESP’s mini club (Clubinho SABESP), which is a tool for environmental education directed to children in our website).

We have also filed applications with the INPI for registration of the trademarks:  “PARQUE DA INTEGRAÇÃO,” “PROGRAMA DE RECUPERAÇÃO AMBIENTAL,” “PROGRAMA CÓRREGO LIMPO,” “SIGNOS” (Sistema de Informação Geográfica no Saneamento), “SCORPION,” “PROGRAMA ONDA LIMPA,” PROL PROGRAMA DE RECICLAGEM DO ÓLEO DE FRITURA”, “SABESP SOLUÇÕES AMBIENTAIS,” “AGENTE DA GENTE – SABESP NA COMUNIDADE,” “SABESP INTELIGÊNCIA AMBIENTAL,” “CLUBINHO SABESP,” and the following characters of the Clubinho SABESP:  “SUPER H2O,” “CAUÃ,” “IARA,” “SAYURI,” “CADU,” “DENIS” and “GABI.”

Patents

We have the following patents granted by the INPI:

•         water consumption measurement unit;

•         an engine‑powered starting system to automatically correct chemical products dosage in conventional dispensers by gravity;

•         equipment to clean the filters of water treatment facilities;

•         equipment for alignment of motor‑pump sets; and

•         a constructive device in a building hydraulic simulator for didactic purposes.

Software

We adopted an internal policy that provides for an active and effective fiscalization and repression of unauthorized software.  We have acquired the software licenses for all our workstations.

We have also developed certain computer programs for management and control of water and sewage treatment facilities, as well as for third‑party services management, called “AQUALOG,” “SGL (Bid Management System),” “Electronic Price Quotation” (Cotação Eletrônica de Preços), and “SCORPION,” “SISDOC – Sistema de Controle de Documentos” and “SACE – Sistema de Atendimento Comercial Externo.”  We have also secured registration of these programs at the INPI and The Brazilian Association of Software Companies (Associação Brasileira de Empresas de Software).

AQUALOG is the only Brazilian software designed to monitor water treatment through the employment of artificial intelligence.  We completed the first rendering of services based on the AQUALOG software to a third party with the automatization of a water treatment plant in the city of Jaguará do Sul, State of Santa Catarina.  We entered into an agreement to license the software to Sanesul, in the State of Mato Grosso do Sul, to Teuto’s drugs factory, in the city of Anapólis, State of Goiás, and to a water and sewage station in the city of Aparecida do Norte, State of São Paulo.

SGL is an electronic price quotation system that allows us to view and control all bid and acquisition proceedings in real time.

Domain Names

We own the domain names described below that have been registered with the relevant entity in Brazil, Regristro.br:

  www.sabesp.com.br;
  www.corregolimpo.com.br;
  www.projetotiete.com.br;
  www.revistadae.com.br;
  blogdasabesp.com.br;

  blogsabesp.com.br;

  sustentabilidadesabesp.com.br;

  clubinhosabesp.com.br; and

  superh2o.com.br.

5.D. Trend Information

Not applicable.

5.E. Off‑Balance Sheet Arrangements

We had no off‑balance sheet arrangements as of December 31, 2009.

5. F. Tabular Disclosure of Contractual Obligations

Debt‑Service and Other Contractual Obligations.  Our debt obligations and other contractual obligations as of December 31, 2009 were as follows:

	less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of reais)
Loans and financing	1,009.9	1,694.4	1,402.4	2,451.3	6,558.0
Estimated interest payments(1)	243.0	522.8	306.4	731.2	1,803.4
Operating lease obligations	7.4	4.5	–	–	11.9
Pension plan contributions(2)	108.3	–	–	–	108.3
PAES program(3)	34.0	68.0	17.0	–	119.0
Purchase obligations	215.2	285.8	8.4	–	509.4
Total	1,617.8	2,575.5	1,734.2	3,182.5	9,110.0

______________________

(1)   Estimated interest payments on loans and financing were determined considering the interest rates as of December 31, 2009.  However, our loans and financing is subject to variable interest indexation and foreign exchange fluctuations and these estimated interest payments may differ significantly from payments actually made.

(2)   Consists of pension plan contributions estimated for the following year.

(3)   The Special Program for Payment of Federal and Social Security‑Related Taxes in Installments (Programa de Parcelamento Especial para Impostos Federais e Previdenciários), or PAES program, as set forth by Law No. 10,684, dated May 30, 2003.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders.  Our borrowings are not affected by seasonality.  For information concerning the interest rates on our indebtedness outstanding as of December 31, 2009, see Note 13 to our consolidated financial statements.

ITEM 6.        Directors, Senior Management and Employees

6.A. Directors and Senior Management

Under our by‑laws and Brazilian Corporate Law, we are managed by our board of directors (Conselho de Administração), which currently consists of eleven directors, and a board of executive officers (Diretoria), which currently consists of six executive officers.

As our controlling shareholder, the State has the ability to control the election of our board of directors and, therefore, our direction and future operations.  Upon the election of a new State governor and any resulting change in the administration of the State, all or some of the members of our board of directors, including our chairman, have historically been replaced by designees of the new administration.  Our board of directors may in turn replace some or all of the executive officers.  See “Item 3.D. Risk Factors—Risks Relating to Our Control by the State of São Paulo— We are controlled by the State of São Paulo, whose interests may differ from ours or from minority shareholders’ interests, and which could have a material adverse effect on us.”

Board of Directors

Our by‑laws provide for a minimum of five and a maximum of 15 directors.  The members of our board of directors are elected at a general shareholders’ meeting to serve renewable two‑year terms.  Each member of our board of directors must be our shareholder, under Brazilian Corporate Law.  Pursuant to our by‑laws, our employees have the option to elect one member of our board of directors.  Currently, our employees have not elected a director.  In addition, pursuant to Brazilian Corporate Law, at least one member of the board of directors of mixed capital companies, such as us, must be appointed by the minority shareholders.  Finally, according to the Novo Mercado rules, at least 20% of the board of directors must be comprised of independent members.

The current members of our board of directors were elected in the general shareholders’ meeting held on April 29, 2010.  The tenure of the directors will end upon the election of the new members at the general shareholders’ meeting to be held in April 2012.  Currently, we have three directors considered independent under the Novo Mercado rules.

Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  Its responsibilities include the establishment of policy and general orientation of our business, and the appointment and supervision of our executive officers.

The following are the names, ages, position and brief biographical descriptions of the current members of our board of directors:

Director	Age	Position	Date Elected

Dilma Seli Pena	60	Chairman	April 29, 2010
Humberto Rodrigues da Silva	53	Director	April 29, 2010
Alexander Bialer	63	Independent Director*	April 29, 2010
Reinaldo Guerreiro	57	Independent Director*	April 29, 2010
Roberto Yoshikazu Yamazaki	54	Director	April 29, 2010
Manuelito Pereira Magalhães Júnior	42	Director	April 29, 2010
Mario Engler Pinto Junior	53	Director	April 29, 2010
Jeronimo Antunes	54	Independent Director*	April 29, 2010
Gesner José de Oliveira Filho	54	Director	April 29, 2010
Heraldo Gilberto de Oliveira	46	Director	April 29, 2010
Stela Goldenstein	57	Director	April 29, 2010

______________________

* These directors comply with the independence requirements established by the Novo Mercado rules.

Dilma Seli Pena.  Mrs. Pena has been the chairman of our board of directors since January 2007.  She holds a master’s degree in public administration from Escola de Administração de Empresas de São Paulo ‑ Fundação Getúlio Vargas, or FGV, and a degree in geography from Universidade de Brasília.  In 1976, she began her career as a public servant working for the Research Institute of Applied Economics (Instituto de Pesquisa Econômica Aplicada), or IPEA.  She was director of the sanitation division of the Urban Policy Secretariat of the Ministry of Planning Office (Secretaria de Política de Saneamento Urbano), director of the strategic investments division of the Ministry of Planning (Investimentos Estratégicos do Ministério de Planejamento) and director of the Brazilian National Water Agency (Agência Nacional de Águas).  She was a deputy secretary of the Economics and Planning Secretariat of the São Paulo state government (Adjunta da Secretaria de Economia e Planejamento do Estado de São Paulo).  She was an effective member of the Environmental Board of the Industry Federation of the State of São Paulo (Conselho Ambiental da Federação das Indústrias do Estado de São Paulo).  Since January 2007, she has been responsible for the State Secretariat of Sanitation and Energy and has managed the board of directors of the following companies owned by the State of São Paulo:  SABESP, EMAE, CESP.  She has published a number of articles, texts and books in the areas of sanitation, water resources and planning.

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

Alexander Bialer.  Mr. Bialer has been a member of our board of directors since April 2003.  He holds a degree in mechanical engineering from Instituto Tecnológico da Aeronáutica—ITA and a specialization degree in systems administration from the FGV.  He is the chairman the board of directors of GE Hydro Inepar.  In addition, Mr. Bialer is a member of the advisory councils of GE Brasil Previdência, GE Celma, Synergy Group and Associação Brasileira de Infraestrutura e Indústrias de Base, or ABDIB.  He had previously worked with Avon, Máquinas Piratininga and ASEA.  Mr. Bialer was a member of the board of directors of COPLEN S/A , CELMA Motores Elétricos S/A, GEVISA S/A, Inepar Eletrônica S/A, GE CELMA S/A, GE Dako S/A, GE VARIG S/A and GE Hydro Inepar S/A.

Reinaldo Guerreiro.  Mr. Guerreiro has been a member of our board of directors since January 2007.  He holds a PhD in accounting and controllership, a master’s degree in accounting and controllership and a bachelor’s degree in accounting sciences, all of them from the School of Economics, Business and Accounting at the University of São Paulo (Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo), or FEA‑USP, where he is the vice‑director of the Economy, Business and Accounting College.  Mr. Guerreiro also headed the Department of Accounting and Actuarial Sciences at FEA‑USP for many years.  He was a corporate consultant cooperator for some international consultancy offices such as Roberto Dreyfuss Consultores, Klynveld Main Goerdeler Auditores S/C, Sérgio Bio, Splendore & Associados S/C Ltda. Consultores em Administração, or SBS, Artur Young Consultores, Biedermann, Bordasch, Ernest & Whinney, Directa and BDO Consultores.  He is also a consultant specialized in economic management.  He has worked in many projects in the areas of economic management, costs, budgeting and information systems in several companies such as Grupo Zillo Lorenzetti, Grupo Feital, Construtora Mendes Junior, Starret Indústria e Comunicação, Companhia Municipal de Transporte Coletivo de Araucária, or CMTC, Ferrovia Paulista S.A., or FEPASA, Companhia Siderúrgica Paulista, or COSIPA, Mafersa S.A., Usina Santa Elisa, Gillete do Brasil, Hansen Máquinas e Equipamentos, Cipla Indústria do Lar, Metalúrgica Matarazzo, Elebra Informática, NEC do Brasil, Caixa Econômica Federal and Banco do Brasil.

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

Manuelito Pereira Magalhães Júnior.  Mr. Magalhães has been a member of our board of directors since January 2007.  He holds a degree in economic sciences and a master’s degree in economic sciences from the Instituto de Economia, Universidade Estadual de Campinas, or UNICAMP.  He was a member of the board of directors of the Companhia de Engenharia de Tráfego de São Paulo, or CET‑SP, of the COHAB and, of the Empresa de Tecnologia de Informação e Comunicação de São Paulo, or PRODAM‑SP.  He was a parliamentary advisor in the Federal Senate.  From 1998 to 2002, he was the special advisor of the Minister of Health.  From 2005 to 2006 he was the ombudsman of the National Supplementary Health Agency, or ANS.  From 2005 to 2006, he was the deputy secretary of the Planning Secretariat and the secretary of Planning of the Municipality of São Paulo.  He was also the technical advisor, the secretary of finance and the director of the Department of Advisory, Planning and Management in the municipality of Campinas, State of São Paulo.

Mário Engler Pinto Junior .  Mr. Engler has been a member of our board of directors since March 2006.  He holds a law degree and a PhD degree in Commercial Law from the Faculdade de Direito at USP and is currently a law professor at the FGV.  Mr. Engler participated in the State Privatization Council (Conselho Estadual de Desestatização), or PED, and in the Public‑Private Partnership Program of the State of São Paulo (Programa Estadual de Parcerias Público‑Privadas).  Mr. Engler has been a member of the Arbitration Panel of the BM&FBovespa (Câmara de Arbitragem do Mercado da Bolsa de Valores, Mercadorias e Futuros) since 2001 and a member of the board of directors of the CODEC (Conselho de Defesa dos Capitais do Estado) since 2002.  Mr. Engler was the Chief Executive Officer for Companhia Paulista de Parcerias ‑ CPP was a member of the board of directors at CCP from 2004 to 2006.  Mr. Engler was a member of the board of directors of Companhia do Metropolitano de São Paulo from 2004 to 2006.  Since 2007, Mr. Engler has been responsible for the legal advisory department for the Secretariat of Treasury.  Mr. Engler is a member of ARSESP for energy matters since 2008.

Jerônimo Antunes.  Mr. Antunes has been a member of our board of directors since April 2008.  He holds a master’s and PhD degree in controllership and accounting from the Universidade de São Paulo (São Paulo University) and holds a degree in Business Administration and Accounting.  He has been a certified independent accountant, and consultant in accountability and corporate finance since 1977.  He has been a professor at FEA‑USP since 1999, a professor of several MBA courses, at the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, or FIPECAFI since 2000, at FEA‑USP, since 2000, and at FIA – Fundação Instituto de Administração since 2006.  He was a professor at the Universidade Federal do Ceará from 2000 to 2005 and in several other institutions.  He was a director of FIPECAFI, from 2000 to 2007.  He was a board member and director of IBRACON from 1998 to 2006.  He was a director of Associação Nacional dos Executivos de Finanças, Administração e Contabilidade, or ANEFAC, from 1994 to 2000.

Gesner José de Oliveira Filho.  Mr. Oliveira Filho has been a member of our board of directors since July 2008 and our chief executive officer since January 2007.  He holds a PhD in economics from the University of California, Berkeley, a master’s degree in economics from UNICAMP, a bachelor’s degree in economics from FEA‑USP.  From 1996 to 2000, he was the chairman of the Administrative Council of Economic Protection, (Conselho Administrativo de Defesa Econômica), or CADE.  From 1993 to 1995, he was the deputy secretary of the Secretariat of the Economic Policy of the Ministry of Finance.  In 1995, he was the interim secretary of the Economic Monitoring of the Ministry of Finance.  He was also the managing partner of Tendências Consultoria Integrada, a consultant and an arbitrator in the areas of regulation of infrastructure and defense of competition, the chairman of the Instituto Tendências de Direito e Economia and a member of several board of directors of private institutions.  Additionally, Mr. Oliveira Filho was a professor in the Economics Department at Fundação Getúlio Vargas and Visiting Professor of the Center for Brazilian Studies of Columbia University (USA).  Mr. Oliveira Filho was awarded the 2009 Citizenship’s Award – category “Environmentalist Entrepreneur”, by Pensamento Nacional das Bases Empresariais, or PNBE.

Heraldo Gilberto de Oliveira.  Mr. Oliveira has been a member of our board of directors since November 2009.  He holds a degree in accounting and a degree in business administration.  He also holds a master of controllership and accounting from FEA‑USP.  Mr. de Oliveira is a professor of Capital Markets and Investor Relations in the specialization and in the MBA courses at FIPECAFI.  Mr. Oliveira is a partner at FCO Consultores Associados and works as an accounting and financial expert consultant.  He worked for ten years as an independent accountant.  Mr. Oliveira was a member of the board of directors and the coordinator of the audit committee of Banco Nossa Caixa S/A from 2007 to August 2009 and since September 2009 has been the coordinator of the audit committee of Banco Industrial e Comercial S/A – BICBANCO.  He is a director of the Instituto de Executivos em Finanças of São Paulo since September 2009.

Stela Goldenstein.  Mrs. Goldenstein has been a member of our board of directors since April 2010.  She holds a degree in geography with specialization in Urban Planning from Universidade de São Paulo.  She is an advisor to the Empresa Metropolitana de Planejamento, or EMPLASA and to Governor Alberto Goldman.  Ms. Goldenstein has been holding public positions since 1975, with the definition of sector and environmental policies and strategic planning for the state government.  She has held several positions, such as Advisor to Governor José Serra, Assistant Secretary of Mayor Gilberto Kassab (2001‑2002), Environment Secretary of the city of São Paulo (2001‑2002), Special Advisor to Governor Mario Covas (1999‑2000), São Paulo State Environment Secretary (1998‑1999).  She was also member of the Board of Directors of the Empresa de Tecnologia de Informação e Comunicação Municipal de São Paulo, or PRODAM, and of São Paulo Transportes, or SPTrans (2006‑2009), Chairman of the Board of Directors of Companhia Ambiental do Estado de São Paulo, or CETESB (1998‑2000), member of our Board of Directors (1995‑2001) and member of the Board of Directors of Companhia Metropolitana de Habitação de São Paulo, or COHAB‑SP (1989‑1990).

Board of Executive Officers

Our board of executive officers is composed of six executive officers appointed by our board of directors for renewable two years terms.  Our executive officers are responsible for all matters concerning our day‑to‑day management and operations.  Members of our board of executive officers have individual responsibilities established by our board of directors and our by‑laws.

The following are the names, ages, position and brief biographical descriptions of our board of executive officers:

Executive Officer	Age	Position	Date Elected

Gesner José de Oliveira Filho	54	Chief Executive Officer	June 18, 2009
Marcio Saba Abud	52	Corporate Management Officer	June 18, 2009
Rui de Britto Álvares Affonso	52	Chief Financial Officer and Investor Relations Officer	June 18, 2009
Paulo Massato Yoshimoto	57	Metropolitan Officer	June 18, 2009
Umberto Cidade Semeghini	60	Regional Systems Officer	June 18, 2009
Marcelo Salles Holanda de Freitas	54	Technology, Enterprises and Environment Officer	June 18, 2009

Gesner José de Oliveira Filho.  See above “—Board of Directors.”

Marcio Saba Abud.  Mr. Abud has been our corporate management officer since January 2007.  He holds a degree in Economic Sciences from FEA‑USP.  He has broad experience in the financial area and in various segments of the domestic and international markets, such as treasury, capital markets, domestic and international structured operations and management of international securities and note issue programs.  He also has experience in foreign trade financing, investment fund creation and management, corporate customer service, and establishment and management of credit lines.  He worked at Unibanco from March 1980 to August 1984, at Banco Boavista from March 1985 to October 1986, and at Banco Westlb do Brasil S.A. from April 1987 to January 2007.

Rui de Britto Álvares Affonso.  Mr. Affonso has been our chief financial officer and investor relations officer since July 2003.  Mr. Affonso holds a PhD and a master’s degree in economics from UNICAMP, and a degree in economics from USP.  He has been a professor at UNICAMP since 1986, a professor at FEA‑USP from 1983 to 1999, and a director of public economy at Fundação do Desenvolvimento Administrativo from 1994 to 2003.  He also represented Brazil on the board of the Forum of Federations (a non‑governmental entity based in Canada) from 2000 to 2006.  Mr. Affonso has also held several positions at the State government.

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

Marcelo Salles Holanda de Freitas.  Mr. Freitas has been our Technology, Enterprises and Environment officer since January 2007.  He holds a degree in civil engineering post‑graduation degree in sanitation from the Escola Politécnica at USP.  He also has a specialization degree in business administration from the Instituto Brasileiro do Mercado de Capitais.  He is a regular member of some of the most important institutions and associations of the sanitation and environment market.  He was our vice‑chairman for the interior and for the metropolitan region.  He was the executive officer of projects of the Ondeo Services do Brasil, executive officer of sanitation of Suez Ambiental, chief executive officer of Águas do Amazonasand executive officer of the sanitation services of Etep Consultoria, Gerenciamento e Serviços.

6.B. Compensation

Pursuant to Brazilian Corporate Law, our shareholders are responsible for establishing the aggregate amount of compensation we pay to the members of our board of directors, members of our fiscal council and our executive officers.  According to Instruction No. 480 issued by CVM, we have to periodically disclose certain information on the individual compensation such as averages and fringe benefits.

For the year ended December 31, 2009, the aggregate compensation, including benefits in kind granted that we paid to members of our board of directors and to our executive officers for services in all capacities was R$2.6 million.

Profit Sharing and Pension Plans

We have established a pension and benefits fund (Fundação SABESP de Seguridade Social), or SABESPREV, to provide our employees with retirement and pension benefits.  This pension plan provides defined‑benefit payments to former employees and their families.  Both we and our employees make contributions to the pension plan.  We are also required to pay supplemental pension payments relating to the employment contract of certain employees prior to the creation of SABESPREV.  Our total contributions to the pension plan totaled R$12.5 million and R$12.9 million in 2008 and 2009, respectively.  Based on independent actuarial reports, as of December 31, 2009, our obligation under these plans totaled R$1,831.8 million.  For further information on our pension plans see Note 17 to our consolidated financial statements.

On April 14, 2000, the State issued Decree No. 44,836 which allows for the payment of profit‑sharing amounts on an exceptional basis, provided that specific authorizations are obtained by us from the Wages Policy Commission (Comissão de Política Salarial).  We have obtained this authorization every year since 2000 and, therefore, paid profit‑sharing amounts to our employees during this period.

The profit‑sharing plan evaluates the business performance from an economic‑financial, operating and administrative stand‑point.  Beginning in 2008, payments under the profit‑sharing plan were based both on general goals that evaluate us as a whole and on other goals that evaluate the performance our different business units.  Payments are proportionally reduced annually if the goals are not completely achieved.

We recorded profit‑sharing expenses of R$53.2 million and R$53.4 million in 2008 and 2009, respectively.  We believe that the profit‑sharing plan has, in the past, contributed to increased employee productivity.  We do not have a stock‑option plan for our employees.

6.C. Board Practices

The members of our board of directors are elected at a general shareholders’ meeting to serve renewable two‑year terms.  Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  See “Item 6.A. Directors and Senior Management—Board of Directors.”

Our board of executive officers is composed of six executive officers appointed by our board of directors for renewable two‑year terms.  Meetings of our board of executive officers are held weekly in the case of ordinary meetings or when called by the chief executive officer in the case of special or extraordinary meetings.  See “Item 6.A. Directors and Senior Management—Board of Executive Officers.”

None of our directors and/or executive officers is a party to an employment contract providing for benefits upon termination of employment.  Those directors and officers who are also our employees will remain as our employees after their tenure as directors and/or officers, in this case, maintaining all benefits granted to our employees.

Fiscal Council (Conselho Fiscal)

Our Conselho Fiscal, which is established on a permanent basis and generally meets once a month, consists of five members and five alternates.  The current members of our Conselho Fiscal were elected in the shareholders’ meeting held on April 29, 2010.  Their tenure will end in 2011.  The primary responsibility of the fiscal council, which is independent from management and from the external auditors appointed by our board of directors, is to review our financial statements and report on them to our shareholders.

The following are the current members and alternate members of our fiscal council:

Fiscal Council Members	Age	Position	Date Elected

Sandra Maria Giannella	53	Fiscal Council Member	April 29, 2010
Alexandre Luiz Oliveira de Toledo	50	Fiscal Council Member	April 29, 2010
Maria de Fátima Alves Ferreira	50	Fiscal Council Member	April 29, 2010
Emilia Ticami	53	Fiscal Council Member	April 29, 2010
Deraldo de Souza Mesquita Junior	51	Fiscal Council Member	April 29, 2010
Vanildo Rolando Neubauer	56	Alternate Fiscal Council Member	April 29, 2010
Cassio Martins Camargo Penteado Junior	62	Alternate Fiscal Council Member	April 29, 2010
José Rubens Gozzo Pereira	62	Alternate Fiscal Council Member	April 29, 2010
Tomás Bruginski de Paula	49	Alternate Fiscal Council Member	April 29, 2010
Joaldir Reynaldo Machado	61	Alternate Fiscal Council Member	April 29, 2010

Audit Committee

Our by‑laws provide for an audit committee to be comprised of three board members, who shall cumulatively comply with the requirements of (i) independence, (ii) technical expertise, and (iii) availability and/or applicable exemptions in accordance with the Securities and Exchange Commission, or SEC, rules.  The members are appointed by the board of directors.

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

The minimum availability required from each member of the audit committee is thirty hours per month.  Under our by‑laws, the members shall exercise their roles for the same period as their corresponding term of office, or until otherwise resolved by the general shareholders’ meeting or by resolution of the board of directors.

The table below sets forth the members of the board of directors appointed to serve on our audit committee:

Director	Position	Date Elected

Jerônimo Antunes	Coordinator and Financial Expert	May 13, 2010
Reinaldo Guerreiro	Member	May 13, 2010
Heraldo Gilberto de Oliveira	Member	May 13, 2010

Corporate Governance Practices

The significant differences between our corporate governance practices and the New York Stock Exchange, or NYSE, standards can be found on our website, www.sabesp.com.br, at the following location:  Investors Relations – Corporate Governance – SABESP and NYSE Standards.  The information found at this website is not incorporated by reference into this document.

6.D. Employees

As of December 31, 2009, we had 15,103 full‑time employees, respectively.  In 2009, we had an average of 931 trainees and 468 apprentices (aprendizes), as defined by federal Law No. 10,097, dated December 19, 2000.

The following table sets forth the number of our full‑time employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2007	2008	2009
Total number of employees	16,850	16,649	15,103
Number of employees by category of activity:
Projects and operations	11,130	10,932	9,763
Administration	2,794	2,819	2,574
Finance	564	522	490
Marketing	2,362	2,376	2,276
Number of employees by corporate division:
Head office	1,618	1,623	1,541
São Paulo metropolitan region	8,004	7,884	7,055
Regional Systems	7,228	7,142	6,507

The average tenure of our employees is approximately 18 years.  We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security.  We believe that our relations with our employees are generally satisfactory.

Approximately 70% of all our employees are members of unions.  The four main unions that represent our employees are the Sindicato dos Trabalhadores em Água, Esgoto e Meio Ambiente de São Paulo, or SINTAEMA, Sindicato dos Trabalhadores da Região Urbana de Santos, São Vicente, Santos metropolitan region, Litoral Sul e Vale Ribeira, or SINTIUS, the Sindicato dos Engenheiros do Estado de São Paulo, or SEESP and the Sindicato dos Advogados de São Paulo, or SASP.  Our most recent collective bargaining agreements expired on April 30, 2010.  We are currently negotiating a new collective bargaining agreements with the unions.

We have experienced the following strikes in the last five years, none of which interrupted the essential services that we provide:  a two‑day strike in June 2005, a one‑day strike in May 2006, a four‑day strike in June 2008, a three‑day strike in May 2009  and a seven‑day strike in May 2010.  In 2007 there were no strikes.  Under Brazilian law, our non‑administrative employees are considered “essential employees” and, therefore, are limited in their right to strike.

6.E. Share Ownership

As of May 31, 2010, the members of the board of directors and the executive officers owned an aggregate of 5,210 common shares.  The members of our board of directors and our executive officers, on an individual basis and as a group, beneficially own less than 0.1% of our common shares.  See “Item 7A.  Major Shareholders and Related Party Transactions—Major Shareholder” for more information.  As of the same date, none of our directors and executive officers owned any stock option plans.

ITEM 7.        Major Shareholders and Related Party Transactions

7.A. Major Shareholder

Our outstanding capital stock as of May 31, 2010 consisted of  227,836,623 common shares, without par value.  Under our by‑laws and the State laws, the State is required to own at least one‑half plus one of our outstanding common shares.  All of our shareholders, including the State, have the same voting rights.

The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of May 31, 2010.

	Common shares
	Shares	%
State of São Paulo	114,508,623	50.3%
Directors and executive officers of SABESP(1)	5,210	0.0%
Others	113,323,330	49.7%
Total(2)	227,836,623	100%

(1)   Our directors and executive officers collectively own less than 0.1%  of our outstanding common shares.

(2)   As of May 31, 2010, 49.7% of our outstanding common shares were held by 2,865 registered shareholders in Brazil.

7.B. Related Party Transactions

Transactions with the State of São Paulo

We have entered into extensive transactions with the State, which is our controlling shareholder, and we expect to continue to do so.  The State is our largest customer.  It owns some of the facilities that we use in our business, it is one of the governmental entities that regulates our business, and it has assisted us in obtaining financing on favorable terms.

Many of our transactions with the State reflect policies of the State that depend on decisions of elected officials or public servants, and are accordingly subject to change.  Among the practices that could change are those described below concerning the provision of State guarantees, and the terms on which we use State‑owned reservoirs.

Provision of Services

We provide water and sewage services to the federal government, state and municipal governments and government entities in the ordinary course of our business.  Sales of water and sewage services to the State, including State entities, totaled R$358.3 million in 2009 and R$343.6 million in 2008.  Our accounts receivable from the State for water supply and sewage services totaled R$234.3 million and R$169.5 million , as of December 31, 2008 and 2009, respectively.  In addition, as required by law, we invest our cash and cash equivalents with government financial institutions in short‑term securities.

Payment of Pensions

Pursuant to a law enacted by the State, certain former employees of some State‑owned companies that provided services to us in the past and later merged to form SABESP acquired a legal right to receive supplemental pension benefit payments.  These rights are referred to as “Plan G0.”  These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor.  In 2008 and 2009, we made payments to former employees of R$107.1 million and R$108.0 million, respectively, in respect of Plan G0.  The State made reimbursements in 2008 and 2009 in the amount of R$3.8 million and R$102.8 million , respectively.

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

On December 11, 2001, we entered into an agreement with the State and the DAEE.  Pursuant to this agreement, the State acknowledged and agreed, subject to an audit by a State‑appointed auditor, to pay us amounts it owed to us in respect of:

  water and sewage services we provided to governmental agencies, State‑owned autonomous entities and foundations through December 1, 2001, and that was not offset in accordance with the September 1997 memorandum of understanding, in the total amount of R$358.2 million; and
  supplemental retirement and pension benefits we paid from March 1986 to November 2001 on behalf of the State to former employees of the State‑owned companies which merged to form SABESP; as we did not reach an agreement regarding these amounts, a joint inquiry has commenced in order to ensure agreement between us and the State, in the total amount of R$320.6 million.

The agreement provided that the DAEE would transfer to us ownership of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs (herein after referred to as “the reservoirs”), which form the Alto Tietê system, and that the fair value of these assets would reduce the amounts owed to us by the State.

Under the December 2001 agreement, in 2002, a State‑owned construction company (Companhia Paulista de Obras e Serviços), or the CPOS, on behalf of the State, and an independent appraisal firm (Engenharia de Avaliações), or the ENGEVAL, on our behalf, presented their valuation reports relating to the reservoirs.  Under the agreement, the arithmetic average of these appraisals is deemed the fair value of the reservoirs.  The appraisals contained in these reports were in the amounts of R$335.8 million and R$341.2 million, respectively.  Because we had already made investments in these reservoirs by then, the arithmetic average of the appraisals submitted to our board of directors by August 2002, R$300.9 million, was net of a percentage corresponding to these investments.  Our board of directors approved the valuation reports.

Under the December 2001 agreement, for amounts due in excess of the fair value of the reservoirs, the State is to make payments in 114 consecutive monthly installments.  The nominal amount owed by the State would not be indexed to inflation or earn interest if there was a delay in concluding the appraisal of fair value.  The installments will be indexed on a monthly basis by the IGP‑M index, plus 6.0% per year, starting on the date the first installment becomes due.

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

On March 22, 2004, we and the State entered into a first amendment to the December 2001 agreement.  Under this amendment, the State acknowledged that it owed R$581.8 million to us relating to unpaid accounts receivable from the State until February 29, 2004, and we acknowledged that we owed an aggregate amount of R$518.7 million to the State as dividends, in the form of interest on shareholders’ equity.  Accordingly, we and the State agreed to offset each other’s credit up to the limit of R$404.9 million, which was an amount adjusted up to February 2004.  The outstanding balance of R$176.9 million (as of February 29, 2004) of the State’s consolidated debt will be paid in consecutive monthly installments from May 2005 until April 2009.  These installments will be indexed according to the IPCA index, plus an interest rate of 0.5% per month.  Upon the execution of the first amendment, we were able to reconcile the offsetting of part of the debt that the State owed to us for the use of water and sewage services until February 2004 with the debt that we owed to the State as dividends, in the form of interest on shareholders’ equity.  The outstanding balance of R$113.8 million as dividends in the form of interest on shareholders’ equity that we owed to the State was netted against accounts overdue after February 2004.  The first amendment did not amend the provisions of the December 2001 agreement regarding the supplemental retirement and pension benefits we paid from March 1986 to November 2001 on behalf of the State to former employees of the State‑owned companies.

On December 28, 2007, we and the State entered into a second amendment to the December 2001 agreement, pursuant to which the State agreed to pay (a) the outstanding balance under the first amendment, in the amount of R$133.7 million (as of November 30, 2007), in 60 consecutive monthly installments, beginning on January 2, 2008, and (b) the amount of R$236.1 million relating to part of the accounts overdue and unpaid from March 2004 through October 2007 regarding the provision of water supply and sewage collection services.  As part of this amendment, we agreed to pay the outstanding balance of dividends, in the form of interest on shareholders’ equity, due from March 2004 through December 2006, in the amount of R$400.8 million, in the period from January through March 2008, which we paid as agreed.  In addition, pursuant to the second amendment, we and the State agreed on complying with certain mutual obligations relating to the improvement of payment processes and budget management procedures, the rationalization of the use of water and the amount of water and sewage bills under the responsibility of the State, the recording of governmental entities with accounts overdue in a delinquency system or reference file and the possibility of interrupting water supply to these entities in case of non‑payment of water and sewage bills.  We have not made any provisions for amounts due to us by the State because we expect to recover these amounts and we do not consider net losses probable.  Finally, this second amendment did not amend the provisions of the December 2001 agreement regarding the supplemental retirement and pension benefits we paid from March 1986 through November 2001 on behalf of the State to former employees of the State‑owned companies.

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

On March 26, 2008, we entered into a commitment agreement (termo de compromisso) with the State with the purpose of finding an alternate solution to the deadlock related to the amount owned by the State to us in connection to the supplemental retirement and pension benefits we paid from March 1986 to November 2001 on behalf of the State to former employees of the State‑owned companies which merged to form SABESP.  In this agreement, we commited ourselved to hire specialized companies to carry out new valuations of the amounts owned to us by the State and of the reservoirs.  An independent consulting firm, FIPECAFI, has been retained to resolve the disagreement and validate the Disputed Reimbursement Amount.  In addition, FIPECAFI is performing, together with another independent consulting firm, a new evaluation of the reservoirs that might be transferred to us as amortization of the reimbursement payable by the State to us.

On November 17, 2008, we, the State and DAEE entered into a third amendment to the December 2001 agreement, pursuant to which the State recognized a debt balance payable to SABESP totaling R$915.3 million, referred to as the “Undisputed Reimbursement Amount,” as adjusted based on the IPCA.  SABESP accepted on a provisional basis the reservoirs as part of the payment of the Undisputed Reimbursement Amount and offered to the State a provisional settlement, recognizing a credit totaling R$696.3 million, corresponding to the value of the reservoirs located in the Upper Tietê region. We and the State have agreed that the final offset will only be recorded when the effective transfer of the Alto Tietê system is recorded at the Real Estate Registry.  The Company did not recognize the reimbursement receivable related to the other reservoirs, as it is not virtually certain that will be transferred by the State. The outstanding balance of Undisputed Reimbursement Amount, amounting to R$219.0 million, is being paid by the State in 114 consecutive monthly installments, as adjusted by the annual IPCA variation, plus interest accruing at the annual rate of 6%.  The first installment was paid in November 2008.

In addition to the Undisputed Reimbursement Amount, there is an outstanding balance relating to the supplemental retirement and pension benefits we paid from March 1986 through November 2001 on behalf of the State to former employees that the State has not yet agreed to reimburse us.  This amount, referred to as the “Disputed Reimbursement Amount,” was recorded for losses due to the current stage of the negotiations with the State and the uncertainty regarding its recovery.  We understand that as of December 31, 2009, the State owed us R$1,394.7 million with respect to pension payments on behalf of the State, of which R$1,167.9 million was not recorded because such amount is not considered virtually certain that it will be reimbursed by the State.  We and the State have agreed that the dispute relating to the Disputed Reimbursement Amount will not prevent us from carrying out the commitments made in the December 2001 agreement.

We are working with the State government to obtain legislative authorization to transfer the reservoirs to SABESP, overcoming the uncertainties arising from the public lawsuit challenging the absence of specific legislative authorization for the transfer of the property of the reservoirs. The reservoirs will be transferred to us after the publication of a legislative authorization.

In addition, the third amendment to the December 2001 provides for the regularization of the monthly flow of benefits. While we are liable for the flow of monthly payment of benefits, the State shall reimburse us based on criteria identical to those applied when determining the Undisputed Reimbursement Amount. Should there be no preventive court decision, the State will assume the flow of monthly payment of benefits portion deemed as undisputed.

Finally, the third amendment to the December 2001 agreement established that the Public Attorney’s Office of the State of São Paulo (the “Public Attorney’s Office”) would issue a revised interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount.  At that time, we believed that the Public Attorney’s Office would issue a revised interpretation which would have helped us bring the negotiations with the State to a conclusion.  However, the Public Attorney’s Office recent interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount did not conform to our expectations, refuting the reimbursement of the largest portion of this amount.

Even though the negotiations with the State are still progressing, it is not possible to assure that we will recover the receivables related to the Disputed Reimbursement Amount without conflict. As of December 31, 2009, the Disputed Reimbursement Amount amounted to R$ 471.6 million. See Note 9 to our consolidated financial statements regarding the Disputed Reimbursement Amount.

We will not waive the receivables from the State to which we consider ourselves to be legally entitled. Accordingly, we will take all possible actions to resolve the issue at all administrative and court levels. Should this conflict persist, we will take all the necessary actions to protect the our interests.  On March 24, 2010, we reported to the controlling shareholder the official letter approved by our executive committee, proposing that the matter be discussed at the São Paulo Stock Exchange (BM&FBovespa) Arbitration Chamber.

Our management decided not to recognize State reimbursements which were not considered virtually certain. As of December 31, 2009 and 2008, the amounts not recorded by us, related to the pension benefits paid on behalf of the State by us, totaled R$1,167.9 million, R$1,105.4 million, respectively, including R$696.3 million related to the transfer of the reservoirs in the Upper Tietê region. As a result, we also recognized the obligation related to the pension benefit obligations maintained with the beneficiaries and pensioners of Plan G0, whose right it is to be paid by us and is not considered virtually certain that we will be reimbursed by the State. As of December 31, 2009 and 2008 the pension benefit obligations of Plan G0 totaled R$1,299.8 million and R$1,271.4 million, respectively. For a detailed explanation on the pension benefit obligations refer to Note 17 of our consolidated financial statements.

Agreement with the State and the city of São Paulo

On June 23, 2010 the State and the city of São Paulo entered into a convention (convênio) with the intermediation and consent of SABESP and of the ARSESP pursuant to which they agreed to jointly manage the planning of and investment in the basic sanitation system of the city of São Paulo, among other things.  This agreement established that the State and the city of São Paulo would enter into an agreement with us, granting us exclusive rights in the provision of water and sewage services in the city of São Paulo.  In addition, the agreement established the role of ARSESP in regulating and overseeing our activities and established a management committee that will be responsible for planning the water and sewage services and for reviewing our investment plans.  The management committee is composed of six members appointed for renewable two year terms. The State and the city of São Paulo has the right to appoint three members each.  We are permitted to participate in the meetings of the management committee, however we are not afforded any voting rights.

On June 23, 2010, we entered into a formal agreement with the State and the city of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30‑year period, which may be extended for an additional 30‑year period.  The Municipal Law No. 14,934/2009 authorized the city of São Paulo to enter into an agreement with us.  The agreement establishes, among other things, how specific amounts of gross revenues from the services we render should be allocated (after deduction of Cofins and Pasep).  Pursuant to the agreement, we are required to (i) invest at least 13.0% of the gross revenues we obtain from this agreement in the improvement of water and sewage infrastructure in the city of São Paulo; and (ii) contribute 7.5% of the gross revenues we obtain from this agreement to the São Paulo Municipal Sanitation Fund.  In addition, the agreement provides that ARSESP, the State agency responsible for regulating the basic sanitation industry, will ensure that the tariffs charged (a) will adequately compensate us for the services we provide and (b) can be adjusted to restore the original balance between each party’s obligation and economic gain (equilíbrio econômico-financeiro).  See “Item 4.B. Business Overview—Our Operation—Operations in the city of  São Paulo and certain Metropolitan Regions.”

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

Cash and Cash Equivalents

Our cash and cash equivalents invested with State financial institutions in short‑term securities amounted to R$579.8 million and R$722.2 million , as of December 31, 2008 and 2009, respectively.  Interest income from these investments totaled R$62.2 million in 2008 and R$73.9 million in 2009.

Government Guarantees of Financing

In some situations, the federal government, the State or government agencies guarantee our performance under debt‑ and project‑related agreements.

The State has also guaranteed a portion of our repayment obligations under loan agreements that we entered into with the federal government in 1994 through its financial agent, Banco do Brasil S.A. which totaled R$1,416.0 million as of December 31, 2009.  Furthermore, the federal government has guaranteed, and the State has provided a counter‑guarantee, in respect of the financial agreement we entered into with the IDB in 2000 for the total aggregate amount of US$200.0 million related to the financing of the Tietê River recovery project to reduce pollution.

On August 6, 2004, we entered into a credit agreement with the JICA for the financing of the Environmental Recovery Program for the Baixada Santista metropolitan region (Programa Onda Limpa), which was guaranteed by the federal government, with counter‑guarantee from the State of São Paulo, for an aggregate principal amount of R$337.7 million.

In addition, we are currently negotiating with BNDES and Caixa for additional loans to finance portions of our capital expenditure program.

Use of State‑Owned Reservoirs

We currently use the Guarapiranga and Billings reservoirs which are owned by another company controlled by the State, based on a grant issued by the DAEE.  We do not pay any fees with respect to the use of these reservoirs.  We are, however, responsible for maintaining them and funding their operating costs.  The State incurs no operating costs on our behalf.  If these facilities were not available for our use, we would have to obtain water from more distant sources, which would be more costly.

Agreements with Reduced Tariffs

We have entered into agreements with public entities, including State entities and municipalities, which manage approximately 6,803 properties under which we provide these entities with a 25.0% tariff reduction for the water and sewage services we provide if such entities implement our program for the rational use of water, which includes a reduction of at least 10.0% in water consumption.  These agreements are valid for a 12‑month term with automatic renewal for equal periods.  Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

Personnel Assignment Agreement Among Entities Related to the State Government

We have personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed.  The expenses related to personnel assigned by us to other state government entities in 2008 and 2009 amounted to R$5.5 million and R$5.4 million, respectively.

The expenses related to personnel assigned by other entities to us totaled R$1.3 million and R$ 0.3 million in 2008 and 2009, respectively.

Services Obtained from State Government Entities

As of December 31, 2009, we had an outstanding amount payable of R$10.4 million for services rendered by São Paulo state government entities, including the supply of electric power by CESP.  As of December 31, 2009, the amount payable for expenses related to construction works performed by DAEE totaled R$11.1 million.

Non‑operating Assets

We lend land, free of charge, to associations, support entities, non‑governmental organizations and to DAEE, among others.  Such non‑operating assets totaled R$15.9 million as of December 31, 2008 and 2009, of which R$2.3 million was lent to DAEE, as of December 31, 2008 and 2009, respectively.

Transactions with SABESPREV Pension Fund

SABESPREV is the funded pension plan that we established to provide our employees with retirement and pension benefits.  The assets of SABESPREV are independently held, but we nominate 50.0% of the directors of SABESPREV, including the chairman of the board, who has the deciding vote pursuant to the applicable legislation.  Both we and our employees make contributions to the pension plan.  We contributed R$12.5 million and R$12.9 million in 2008 and 2009, respectively.  On May 29, 2001, a federal law was enacted which, among other provisions, limits the amount mixed capital companies, like us, may contribute to their pension plans.  Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of these plans.  Studies have been undertaken in order to cure the deficit with respect to the current plan and transform it into a defined contribution plan.

Compensation of Management Key Personnel

The compensation paid by us to the members of our board of directors and officers amounted to R$2.4 million in 2008 and R$2.6 million in 2009. An additional amount of R$0.9 million, related to the bonus program, was accrued in 2008 and 2009.

ITEM 8.        Financial Information

8.A. Consolidated Statements and Other Financial Information

See “Item 3. Key Information—Selected Financial Data” and “Item 18.  Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are a party to judicial and administrative proceedings relating to civil, environmental, labor and tax matters.  As of December 31, 2009, we estimated that these legal proceedings totaled approximately R$3,418.6 million (excluding the amount of R$100.3 million related to court deposits).  This amount was based on probable and possible losses and on the value attributed to the lawsuit by the plaintiffs in some cases and on the economic value of the lawsuits in others.  Out of the total amount of contingencies as of December 31, 2009, approximately R$1,543.7 million relate to tariff‑related legal proceedings and consumers claims, approximately R$843.0 million relate to contractors claims, approximately R$309.4 million relate to tax proceedings, approximately R$201.8 million relate to labor proceedings, approximately R$102.8 million relate to civil public actions related to environmental matters and approximately R$418.0 million relate to other civil matters.  As of December 31, 2009, the provisions for legal contingencies totaled R$1,468.8 million (excluding the amount of R$88.8 million related to court deposits), of which R$783.6 million relate to tariff-related legal proceedings and consumers claims, R$341.5 million relate to contractors claims, R$28.7 million relate to tax proceedings, R$101.5 million relate to labor proceedings, R$58.5 million relate to civil public actions related to environmental matters and R$155.0 million relate to other civil matters.

The difference between the provisioned amount and the total amount of the contingencies derives from the methodology for establishing our provisions.  This methodology takes into account:  (i) the probability of loss of each lawsuit, based on the alleged facts, the claim based on the factual circumstances vis‑à‑vis the law, as well as prevailing precedents in similar cases; and (ii) the calculation of the provisioned amounts, which requires significant judgment and in certain circumstances, given the nature of the claim, we are unable to estimate with accuracy our liability exposure.  In these cases, we have taken into account the value attributed to the lawsuits by the plaintiff and legal opinions of counsel in charge of each lawsuit.  Once the methodology is applied, as a general rule, we make the provisions only for the lawsuits that are considered as probable losses.

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

The civil public lawsuits related to environmental matters to which we are party include the following:

•         The Public Prosecution Office of the State of São Paulo has brought a civil public action requesting remedies due to environmental damage caused by the release of sludge from the Rio Grande water treatment facilities into certain receiving waters and in the Billings reservoir, seeking the immediate cessation of this activity and the implementation of an environmental recovery project.  The Trial Court ruled in our favor and there was a subsequent appeal against this decision.  On May 2006, the appellate court ruled against us and ordered the release of sludge to cease within a year from the final ruling.  The court also determined that the environmental recovery must be carried out within two years of the date mentioned above, under the penalty of a daily fine of R$10,000 to compensate for environmental damage.  The appellate court decision is not final and we are awaiting a decision from the superior courts.  Our legal counsel assessed the risk of loss as probable and we have provisioned the amount of R$182,063 for this lawsuit, as of December 31, 2009.

  Public civil action filed by the Public Prosecution Office of the State of São Paulo against us and the Cotia Mayor’s Office seeking individual and joint adverse judgments against the defendants requesting:  (i) the permanent cessation of the release of untreated water effluents into the Cotia River or its tributaries, subject to a daily fine in the case of non‑compliance; (ii)  the treatment of sewage prior to its release into the Cotia River, under the penalty of a daily fine in the event of non‑compliance; (iii) the full restoration of soil, of surface and underground water bodies and of vegetation to their original condition, under the penalty of a daily fine in the event of non‑compliance; (iv) the payment of compensation for environmental damage caused to soil, to water sources and to underground and surface water bodies that cannot be recovered.  The appellate court rendered favorable decisions to us with respect to items (i), (iii) and (iv) mentioned above.  According to evaluations by the court’s technical expert, compensation for environmental damages was R$5.8 million as of October 17, 2006.  This amount is under discussion and its approval is subject to a final decision by the appellate court.  Our legal counsel assessed the risk of loss as probable.  In December 2009, the court’s technical expert’s evaluation for the compensation was adjusted to R$7.5 million.  The lawsuit is currently being enforced against us.  We are in negotiation with the Public Prosecution Office of the State of São Paulo to settle this lawsuit.
  In 2003, a public civil action filed by the Piracicaba Civil Entities Coordination Board against us, the Agência Nacional de Águas ‑ the ANA and the Government of the State of São Paulo seeking remedy for damages caused by the use of the Piracicaba, Jundiaí and Capivari rivers’ basin to supply the São Paulo metropolitan region through the Cantareira Water System for nearly 30 years.  The value attributed to the claim was R$11.4 billion on December 10, 2003, and later adjusted to R$16.8 billion as of December 31, 2009.  This lawsuit is in its initial stage and is pending judgment from the trial court.  So far no value has been set for the damages alleged.  Our legal counsel assessed the risk of loss as remote.  No provision was made for this lawsuit.
  The Public Prosecution Office of the State of São Paulo has filed a public civil action against us, AES Eletropaulo, DAEE, CETESB and the State Secretariat of Treasury seeking a joint condemnation for alleged environmental damage caused by the reversal of the Pinheiros River into the Billings Dam.  A Trial Court found the defendants guilty and, based on an expert’s report which estimated the amount of damages, condemned the defendants to jointly pay R$284.5 million in damages.  As of December 31, 2009, the amount monetarily adjusted of damages totaled R$548.9 million.  We, DAEE, AES Eletropaulo, CETESB and the State Treasury Department have filed an appeal against the ruling at the appellate court.  The appellate court ruled in our favor.  Our legal counsel assessed the risk of loss as remote.  No provision was made for this lawsuit.
  On December 11, 2007, the Public Prosecution Office of the State of São Paulo filed a civil public action against us seeking that we (i) cease releasing untreated sewage in receiving waters and in the soil, (ii) implement a sewage system in the municipality of Vargem Grande Paulista and the necessary infrastructure for the sewage treatment, and (iii) indemnification for irreversible damages caused to the environment and public health, subject to daily fines.  The trial court ruled partially against us and we have appealed the decision.  Our legal counsel assessed the risk of loss as probable.  The value attributed to the lawsuit was R$3.0 million as of November 20, 2007, and later adjusted to R$3.3 million as of December 31, 2009.
  The Public Prosecution Office of the State of São Paulo filed a civil public action against us and the Piracaia Mayor’s Office seeking that we cease to release untreated residential sewage in the Atibaia River.  The value attributed to the lawsuit was R$3.5 million as of July 11, 1996, and later adjusted to R$9.0 million as of December 31, 2009.  This lawsuit was in its initial stage, pending judgment from the trial court.  Our legal counsel assessed the risk of loss as possible.

  The Public Prosecution Office of the State of São Paulo filed a civil public action against us seeking that we (i) cease releasing sewage in the Cascavel River or any other body of water in the municipality of Echaporã, subject to a daily fine and an indemnification for the damages caused to the environment in an amount to be determined by an expert.  The Trial Court ruled against us, compelling us to cease to release sewage in the Cascavel River or any other body of water in the municipality of Echaporã for a period of six months, under the daily penalty of 10 times minimum wage (equivalent to R$4,600 on May 12, 2009).  The court also compelled us to pay an indemnification for the damages caused to the environment in the amount of R$352.0 thousand with interest in June 2000.  The trial court’s ruling was upheld in appellate court and we are awaiting a decision from the superior court.  Our legal counsel assessed the risk of loss as probable and we have provisioned the amount of R$12.2 million for this lawsuit related to expert examination work and penalty fine, as of December 31, 2009.
  The Public Prosecution Office of the State of São Paulo filed a civil public action against us seeking that we (i) cease to release untreated sewage effluents in the Capivari river in the municipality of Campos do Jordão within 540 days from the filing of this lawsuit, subject to a daily fine of R$100.0, (ii) fully restore the environmental damage or indemnify the State for such damages if restoration is not viable.  The trial court ruled against us.  The appellate court also ruled against us, but reduced the daily fine to R$10.0.  We have appealed the appellate court’s ruling and are currently waiting for a ruling on our appeal.  Our legal counsel assessed the risk of loss as probable.  As of December 31, 2009, the fine due was R$10.3 million and we have provisioned this amount.
  On April 12, 2005, the Federal Public Prosecution Office and the Federal Government sued us and the Santos Mayor’s Office requesting:  (i) the full restoration of the area where the emissary was built to its original condition and the conservation of the remaining vegetation; (ii) the maintenance of the area in a condition that is adequate for its use for the population; and (iii) that an environmental license is obtained before any change in the pipes of the emissary.  The Trial Court ruled in our favor and there was a subsequent appeal against this decision.  We are currently waiting for a ruling on the plaintiffs’ appeal.  Our legal counsel assessed the risk of loss as possible.  The value attributed to the lawsuit was R$3.1 million as of December 31, 2009.  We have not provisioned this amount.
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

We are currently involved in other environmental lawsuits and administrative proceedings against the release of untreated sewage in the municipalities, which have been evaluated as probable and possible losses.  The amounts provisioned that not always represent the final amount to be paid as compensation for the alleged damages in view of the current status of the lawsuits and since Management is precluded from reasonably estimating the amounts of future disbursements.  As of December 31, 2009, the total amount provisioned was R$58.5 million.

Labor Proceedings

We are party to labor proceedings, mainly regarding unpaid overtime, health and safety conditions in the workplace, among others.  We make provisions for part or the entire amounts involved in the proceedings.  For those cases in which the probability of loss is assessed as probable, we provision the full amounts being discussed.

As of December 31, 2009, we are party to approximately 3,989 labor proceedings and one public civil action filed by some of our current and former employees.  These lawsuits seek to negotiate certain benefits granted by Law No. 4,819 of August 26, 1958.  Approximately 40 plaintiffs are claiming the same benefits in the civil court and in these cases.  Our position in these lawsuits is that the State government, and not us, should be responsible for the payments due to the plaintiffs.  In the public civil action filed against us and the State Treasury, a temporary injunction was granted in the trial court requiring us to pay the benefits set forth in Law No. 4,819/58 to all the plaintiffs.  A trial court decision was rendered on April 5, 2005, granting the relief sought under this proceeding and confirming the temporary injunction to require us to continue to pay the benefits.  We have appealed this decision.  There are currently other pending individual lawsuits discussing the same claims, and up to the date of this report neither Sabesp nor the State government had reached an agreement as to the indemnification amounts related to these proceedings.

As of December 31, 2009, the total amount discussed in the labor proceedings was R$201.8 million for risks considered as probable and possible losses.  We have established a provision of R$101.5 million as of December 31, 2009 for these contingencies, including the lawsuits described in the preceding paragraphs, based on calculations made by our legal and human resources departments.

Tax Proceedings

Our tax proceedings and our contingency reserves for tax proceedings refer mainly to tax collection suits resulting from different interpretations by us and the competent government authority with respect to the applicable law.  The tax proceedings to which we are party include the following:

  We are challenging in court the taxation, by the city of São Paulo, for the use of public areas for the installation of water and sewage mains for the provision of public sanitation services.  The tax was originally established by the municipal decree No. 38,139/99 and later replaced by the municipal decree No. 40,532/2001 and finally by the municipal Law No. 13,614/2003.  On February 22, 2000, filed a writ of mandamus requesting an injunction to challenge this tax.  This first lawsuit covers the taxation before the enactment of the municipal Law No. 13,614/2003.  The trial court found in our favor and the appellate court confirmed that the tax was not due.  The city of São Paulo appealed from this decision and a final decision is pending.  On April 20, 2004, we filed a writ of mandamus challenging the Law No. 13,614/2003.  We requested a temporary injunction against the collection of this tax, which was granted by the trial court.  The São Paulo city government appealed from this decision and an appellate court decision is still pending.  We cannot estimate the potential increase to our expenses should we have to pay this tax for the use of public areas for the installation of water and should we be required to pay such tax since 1999.  Until present, no provision for any type of potential expense deriving from this municipal tax had been recorded.
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
  With respect to the ISS, the Secretariat of Treasury of the city of São Paulo drew up collection assessment notices on September 18, 2006, and we filed an administrative objection in reply.  Our administrative objection was denied.  As a result, we file a lawsuit requesting an injunction to annul the assessment notices.  The amount involved was estimated in R$70.0 million, and later adjusted to R$158.8 million, as of December 31, 2009.  Based on the opinion of our legal counsel, our risk of loss is possible.
  We proposed to carry‑over losses from previous years to offset an income tax liability of approximately R$56.1 million and a social contribution tax liability of approximately R$8.7 million.  These amounts refer to the period between January and April 2003. In 2005, the Federal Revenue Service denied the compensation of approximately R$11.2 million related to income tax liability and R$0.7 million related to social contribution tax liability, totaling R$11.9 million (R$25.3 million as of December 31, 2009), and allowed us to compensate the remainder portion. We appealed from this decision and our request was partially granted.  As of December 31, 2009, we recorded R$6.0 million as possible loss and R$1.0 million as probable loss.
  In 2006, the Federal Revenue Service concluded that, for the year 2001, we have an income tax liability and social contribution tax liability totaling R$277.0 million (R$341.1 million, as adjusted as of December 31, 2009) and initiated administrative collection proceedings against us.  We filed an administrative objection to this collection proceeding.  Based on the opinion of our legal counsel, we have a risk of remote loss of approximately 90% of this amount and a risk of possible loss of the remaining 10%.
  In 2008, the Federal Revenue Service denied six requests for compensation to offset income tax and social contribution tax liabilities.  We proposed to offset income tax and social contribution tax paid in excess against our tax liability.  The amount involved in these proceedings was R$37.9 million as of December 31, 2009.  Based on the opinion of our internal legal counsel, we have a risk of possible loss.
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

On December 31, 2009, the future disbursement was estimated at R$526.0 million, as to all proceedings regarding expropriation and easements.  These payments are made over the year, according to each court order or settlement.  After making each payment, we will obtain the title to the respective real property which will be recorded as an asset belonging to us after being expropriated.  We have not provisioned any amounts with regards to these proceedings.

Concession‑Related Legal Proceedings

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

We have recorded the indemnifications to be received from the municipalities of Diadema and Mauá as non‑current assets representing long‑term receivables.  As of December 31, 2009, this amount totaled R$146.2 million.

Tariff‑Related Legal Proceedings and Consumers Claims

Approximately 1,344 lawsuits have been brought by our commercial customers that claim that their tariff rates should be equal to those of another category of customers and, consequently, seek the reimbursement of the difference between the amounts we collected and those tariffs.  We have obtained final decisions both in favor and against us in many of these lawsuits, and have provisioned R$783.6 million as of December 31, 2009 for the lawsuits for which we have determined that the risk of loss is probable.

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

Contractors’ Claims

Certain contractors have filed claims against us alleging damages and underpayment of inflation indexation adjustments, monetary losses incurred in connection with introduction of the Real and economic instability of the contract, among other claims.  These suits are being handled by different courts, and we have established provisions for them when the expectation of loss is considered probable.  As of December 31, 2008 and 2009, we have recorded a provision of R$222.4 million and R$341.5 million, respectively.

Other Legal Proceedings

We are a party to several civil lawsuits related to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties.  As of December 31, 2008 and 2009, we have recognized a provision of  R$152.4 million and R$155.0 million, respectively, for claims whose likelihood of loss is considered probable.  There was an increase both in the number of lawsuits with probable and possible risk of loss, arising from the increase in lawsuits and the review of the expected outcomes, comprising monetary adjustment, interest and fees for the year.

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

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid‑in capital.  However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30% of our capital.  Net losses, if any, may be offset against the legal reserve.  As of December 31, 2009, the balance of our legal reserve was R$378.5 million, which was equal to 6.1% of our capital.

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

Under Brazilian Corporate Law, any company may authorize in its by‑laws the creation of a discretionary reserve.  By‑laws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve.  We may also allocate a portion of our net profits for discretionary allocations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by our shareholders.  Under Law No. 10,313 of October 3, 2001, capital budgets for more than one year must be revised at each annual shareholders’ meeting.  After completion of the relevant capital projects, we may retain the allocation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings.  As of December 31, 2009, we had an investment reserve of R$1,676.1 million.

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
  50% of retained earnings; and
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

Distributions of dividends

The following table sets forth the distributions of dividends that we made to our shareholders in respect of our 2007, 2008 and 2009 earnings.  All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Year ended December 31,	Aggregate amount distributed	Payment Dates	Payment per share	Payment per ADS
	(in millions of reais)		(in reais)

2007	300.7	June 27, 2008	1.32	2.64
2008	296.2	June 26, 2009	1.30	2.60
2009	394.2	June 28, 2010	1.73	3.46

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

ITEM 9.        The Offer and Listing

9.A. Offer and Listing Details

Market Price of Common Shares

Our common shares have been listed on the BM&FBOVESPA under the symbol “SBSP3” since June 4, 1997 and, starting on April 24, 2002, have been included in the Novo Mercado segment of that exchange.  As of December 31, 2009, we had 3,484 registered holders of common shares.

On April 30, 2007, our shareholders approved a reverse stock split of 125 common shares into one common share.  IFRS requires the retroactive restatement of earnings‑per‑share computations for stock dividends, stock splits, and reverse splits.

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

	Reais per 1,000 common shares		U.S. dollar equivalent per ADS (1)		Average daily trading volume (in lots of 1,000 common shares)
	Low	High	Low	High

2004:	115.82	182.00	10.10	16.24	51,359
2005:	121.41	163.90	11.60	15.39	54,091
2006:	154.80	308.49	17.10	35.94	52,408
2007:
First quarter	258.99	302.00	30.04	36.16	49,874
Second quarter	270.00	355.92	32.96	46.72	43,998
(1) Each ADS is equal 250 common shares
	Reais per common share		U.S. dollar equivalent per ADS (2)		Average daily trading volume
	Low	High	Low	High
Second quarter	33.75	44.49	32.96	46.72	351,985
Third quarter	41.50	49.10	39.29	53.10	383,902
Fourth quarter	39.31	47.86	43.38	52.86	365,650
2008:	18.11	46.50	16.08	56.02	384.463
First quarter	34.29	43.00	37.47	48.61	294,290
Second quarter	38.65	46.50	44.09	56.02	331,908
Third quarter	25.10	43.20	25.67	54.62	356,491
Fourth quarter	18.11	28.91	16.08	24.23	553,606
2009:	21.87	37.19	18.39	43.66	351.874
First quarter	21.87	28.86	18.39	24.77	360,725
Second quarter	25.10	32.25	22.56	32.02	334,721
Third quarter	27.50	35.38	29.07	39.18	397,366
Fourth quarter	31.15	37.19	35.79	43.66	311,788
2010:
January	30.27	34.26	32.70	39.55	409,642
February	30.35	32.23	33.52	34.34	288,156
March	30.40	31.92	33.35	35.85	280,830
April	33.30	35.00	37.83	40.12	338,070
May	32.36	35.01	35.28	40.44	504,086
June	33.61	37.50	36.82	41,63	402,990
July (through July 7, 2010)	35.15	36.40	39.78	40.43	413,160
(2) Each ADS is equal 2 common shares

Market Price of ADSs

Our ADSs, each of which represent two of our common shares, as of the date of this annual report, are listed on the NYSE under the symbol “SBS.”  Prior to June 8, 2007, each ADS represented 250 of our common shares.  Our ADSs began trading on the NYSE on May 10, 2002 in connection with the initial offering of our equity securities in the United States.

The table below sets forth, for the periods indicated, the reported high and low closing prices for our ADSs on the NYSE.

	Price in U.S. dollars per ADS
	Low	High	Average daily trading volume

2004:	9.24	16.07	127,346
2005:	11.73	17.44	210,034
2006:	17.21	35.35	321,105
2007:	29.15	53.57	323,404
2008:	16.76	56.35	414,961
First quarter	40.92	49.19	293,988
Second quarter	44.56	56.35	310,838
Third quarter	26.56	54.34	449,491
Fourth quarter	16.76	28.75	599,855
2009:	18.03	43.40	331.673
First quarter	18.03	25.12	382,314
Second quarter	22.74	32.27	358,534
Third quarter	27.74	39.51	296,588
Fourth quarter	36.58	43.40	292,049
2010:
January	33.39	40.16	351,387
February	33.09	36.09	245,957
March	34.10	36.80	202.805
April	38.54	40.96	267,160
May	35.33	41.23	384,617
June	37.00	41.54	362,691
July (through July 7, 2010)	40.13	40.93	354.324

9.B. Plan of Distribution

Not applicable.

9.C. Markets

Trading on the Brazilian Stock Exchanges

The BM&FBOVESPA stock and futures exchange is a corporation where all stock and futures trades in Brazil are carried out, with the exception of public‑debt bonds, which are traded electronically, and the privatization auctions, which are run by the Rio de Janeiro Stock Exchange.

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

Trading on the BM&FBOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a “non-Brazilian holder,” is subject to certain limitations under Brazilian foreign investment regulations.  With limited exceptions, non-Brazilian holders may trade on Brazilian stock exchanges in accordance with the requirements of Brazilian National Monetary Council Resolution No. 2,689, which requires that securities held by non‑Brazilian holders be maintained in the custody of financial institutions authorized by the Central Bank and by the CVM or in deposit accounts with financial institutions.  In addition, Resolution No. 2,689 requires non‑Brazilian holders to restrict their securities trading to transactions on the BM&FBOVESPA or qualified over‑the‑counter markets.  With limited exceptions, non‑Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non‑Brazilian holders through a private transaction.  See “Item 10.E. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non‑Brazilian holders who qualify under Resolution No. 2,689.

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

Under Brazilian Corporate Law, a company is either public (companhia aberta), such as we are, or closely held (companhia fechada).  All public companies, including us, are registered with the CVM and are subject to reporting requirements.  A company registered with the CVM may have its securities traded on the Brazilian stock exchanges or in the Brazilian over‑the‑counter market.  Our common shares are listed and traded on the BM&FBOVESPA and may be traded privately subject to some limitations.

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

The Brazilian over‑the‑counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary.  No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market.  The CVM requires that it be given notice of all trades carried out in the Brazilian over‑the‑counter market by the respective intermediaries.

Trading on the BM&FBOVESPA by non‑residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation.  The Brazilian custodian for our common shares underlying the ADSs must, on behalf of the depositary for our ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto.  In the event that a holder of ADSs exchanges ADSs for common shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange.  Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless the holder obtains a new registration.  See “Item 10.D. Additional Information—Exchange Controls.”

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

Corporate Purposes

We are a sociedade de economia mista, a mixed capital company of unlimited duration, incorporated on September 6, 1973, with limited liability, duly organized and operating under Brazilian Corporate Law.  As set forth in Article 2 of our by‑laws, our corporate purpose is to render basic sanitation services, aimed at the universalization of basic sanitation in the State of São Paulo without harming our long‑term financial sustainability.  Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from its assets, operations and activities.  We are allowed to act, in a subsidiary form, in other Brazilian locations and abroad.

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

However, under the laws of the State of São Paulo, the State is required to own at least a majority of our outstanding common shares.

According to Brazilian Corporate Law and its regulations, shareholders representing at least five per cent of our capital, may request that a multiple voting procedure be adopted to entitle each share to as many votes as there are board members and to give each shareholder the right to vote cumulatively for only one candidate or to distribute their votes among several candidates.  Pursuant to Brazilian Corporate Law, shareholder action must be taken at a shareholders meeting, duly called for and not by written consent.

In addition, shareholders owning at least fifteen per cent of the capital may request the right to elect, separately a member of the Board of Directors.

Preemptive Rights

Each of our shareholders has a general preemptive right to subscribe for shares or securities convertible into shares in any capital increase, in proportion to his or her ownership interest in us, except in the event of the grant and exercise of any option to acquire shares of our capital stock.  The preemptive rights are valid for a 30‑day period from the publication of the announcement of the capital increase.  Shareholders are also entitled to sell this preemptive right to third parties.  Under Brazilian Corporate Law, we may amend our by‑laws to eliminate preemptive rights or to reduce the exercise period in connection with a public offering of shares or an exchange offer made to acquire another company.  Currently, our by‑laws provide our shareholders with preemptive rights with respect to any offering.

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or of common shares, would, except under circumstances described above, have preemptive rights to subscribe for any class of our newly issued shares.  However, an ADS holder may not be able to exercise the preemptive rights relating to the common shares underlying his or her ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.  See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Common Shares and ADSs—A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag‑along rights with respect to the common shares.”

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

Capital Reserve

Our capital reserve is comprised of tax incentives and donations from government agencies and private entities received through December 31, 2007.  As of December 31, 2009, we had a capital reserve of R$124.3 million.

Investment Reserve

Our investment reserve is comprised specifically of internal funds for expansion of water and sewage service systems.  As of December 31, 2009, we had an investment reserve of R$1,676.1 million.

Legal Reserve

Under Brazilian Corporate Law, we are required to record a legal reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20% of paid‑in capital.  Any accumulated deficit may be charged against the legal reserve.  As of December 31, 2009, the balance of our legal reserve was R$378.5 million.

Arbitration

In connection with our listing with the Novo Mercado segment of the BM&FBOVESPA, we, our shareholders, directors and officers have undertaken to refer to arbitration any and all disputes or controversies arising out of the Novo Mercado rules or any other corporate matters.  See “Item 9.C. Markets.”  Under our by‑laws, any dispute among us, our shareholders and our management with respect to the application of Novo Mercado rules, Brazilian Corporate Law, the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the BM&FBOVESPA Arbitration Rules in the Market Arbitration Chamber.  Any dispute among shareholders, including holders of ADSs, and any dispute between us and shareholders, including holders of ADSs, will also be submitted to arbitration.

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

Under our by‑laws, our shareholders are responsible for establishing the compensation we pay to the members of our board of directors, members of the fiscal council and the executive officers.

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

The withholding tax applicable to interest on shareholders equity is retained and collected by us, and the shareholders are not grossed‑up, although it is ultimately their responsibility to pay withholding taxes.  See “–Brazilian Tax Considerations.”

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

Thus, for purposes of taxation of gains earned in a sale or disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over‑the‑counter market):

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

Any other gains assessed on the disposition of the common shares that are not carried out on the Brazilian stock exchange are subject to income tax a rate of 15%, except for tax haven holder which, in this case, is subject to income tax at a rate of 25%.  In case these gains are related to transactions conducted on the Brazilian non‑organized over‑the‑counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset with the eventual income tax due on the capital gain.

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

Tax on Financial Transactions (Imposto sobre Operações Financeiras, or IOF)

The IOF is a tax on foreign exchange, securities, credit and insurance transactions.  The IOF rate may be changed by an Presidential Decree (rather than a law).  In addition, the IOF rate is not subject to the ex‑post‑facto principle, which provides that laws increasing the rate of or creating new taxes will only come into effect as of the latter of (i) the first day of the year following their publication, or (ii) ninety days after their publication, and therefore, any increase in the IOF rate has an immediate effect.  A statute increasing the IOF rate will as a result only take effect from its publication date.

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

The IOF may also be imposed on any transactions involving bonds and securities, including those carried out on Brazilian futures and commodities stock exchanges.  As a general rule, the rate of this tax for transactions involving common shares or ADSs is currently zero, although the executive branch, also by a Presidential Decree, may increase such rate up to 1.5% per day, but only with respect to future transactions.

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

Except where noted, this summary deals only with common shares or ADSs held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and does not deal with special situations, such as those of banks, dealers in securities or currencies, traders in securities that elect to use a mark‑to‑market method of accounting for their securities holdings, financial institutions, tax‑exempt organizations, insurance companies, real estate investment trusts, regulated investment companies, persons holding common shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, pass‑through entities and investors in a pass‑through entity, persons owning 10% or more of our voting stock, or persons whose “functional currency” is not the U.S. dollar.  Furthermore, this discussion is based upon the provisions of the Code, and existing and proposed U.S. Treasury Department regulations, administrative pronouncements of the Internal Revenue Service, or the IRS, and judicial decisions as of the date hereof.  Such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below, possibly with retroactive effect.  In addition, this discussion is based, in part, upon representations made by the Depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

Except as specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  Please see the discussion under “—Passive Foreign Investment Company Rules” below.  Further, this discussion does not address the U.S. federal estate and gift, alternative minimum tax, state, local or non‑U.S. tax consequences of holding common shares or ADSs.

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

ITEM 11.      Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks—in particular, foreign currency risk and interest rate risk.  We are exposed to foreign currency risk because a substantial portion of our financial indebtedness is denominated in foreign currencies, primarily the U.S. dollar, while we generate all of our net operating revenues in reais.  Similarly, we are subject to interest rate risk based upon changes in interest rates, which affect our net financial expenses.  For further information on our market risks, see Note 4 to our consolidated financial statements.

ITEM 12.      Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C.  Other Securities

Not applicable.

12.D. American Depositary Shares

In the United States, our common shares trade in the form of ADS.  Each ADS represents two common shares, issued by The Bank of New York Mellon (f/k/a The Bank of New York), as Depositary pursuant to a Deposit Agreement.  The ADSs commenced trading on the NYSE on May 10, 2002.

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADRs:

Persons depositing common shares or ADR holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

US$0.02 (or less) per ADS per calendar year (to the extent the depositary has not collected a cash distribution fee of $.02 per ADS during the year)	Depositary services

Registration or transfer fees	Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when you deposit or withdraw common shares

Expenses of the depositary in converting foreign currency to U.S. dollars	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Expenses of the depositary

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or common share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	No charges of this type are currently made in the Brazilian market

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to you.  It may also sell deposited securities, by public or private sale, to pay any taxes owed.  You will remain liable if the proceeds of the sale are not sufficient to pay the taxes.  If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reimbursement of Fees

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program.  The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees.  The depositary has also agreed to pay the standard out‑of‑pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of United States federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls.  It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities.  In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.  The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Reimbursement of Fees Incurred in 2009

From January 1, 2009 until the date of this annual report, the Company received from the depositary US$419,097.28 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.      Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.      Controls and Procedures

a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13a‑15(e), as of the year ended December 31, 2009.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.  As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer concluded that our disclosure controls and procedures were effective as of December 31, 2009, and that the information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, as appropriate to allow timely decisions about required disclosure.

b) Management’s Report on Internal Control over Financial Reporting

Our management’s annual report on internal control over financial reporting is included in this annual report on page F‑2.

c) Attestation Report of the Registered Public Accounting Firm

The opinion by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is included in the report of PricewaterhouseCoopers Auditores Independentes that is included in this annual report on page F‑3.

d) Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16       [Reserved]

16.A. Audit Committee Financial Expert

At our board meeting held on June 26, 2006, we established an audit committee, as defined under section 3(a)(58) of the Exchange Act.  Our board of directors has determined that Jerônimo Antunes qualifies as an “audit committee financial expert” as defined for the purposes of this Item 16A in Item 16 of Form 20-F.  Jerônimo Antunes is an “independent director” within the meaning of the SEC rules.

16.B. Code of Ethics

We have adopted a code of business conduct and ethics, as defined in Item 16B of Form 20‑F under the Exchange Act.  Our code of business conduct and ethics, called Code of Ethics and Conduct, applies to all employees of SABESP, including directors, the chief executive officer, the chief financial officer and the chief accounting officer, as well as our suppliers and third‑party contractors.  Our Code of Ethics and Conduct is available on our web site at http://www.sabesp.com.br at the following location:  Investors Relations – Corporate Governance.  If we amend the provisions of our Code of Ethics and Conduct, or if we grant any waiver of such provisions, we will disclose the amendment or waiver on our web site at the same address.

16.C. Principal Accountant Fees and Services

Deloitte Touche Tohmatsu Auditores Independentes served as our independent registered public accounting firm until May 2008.  PricewaterhouseCoopers Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2008 and 2009.

The following table presents the aggregate fees for professional services and other services rendered to us by Deloitte Touche Tohmatsu Auditores Independentes, and PricewaterhouseCoopers Auditores Independentes in 2008 and 2009:

	Year ended December 31,
	2008	2009
	(in millions of reais)

Audit Fees(1)	2.1	2.3
Audit-related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	2.1	2.3

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

During 2008 and 2009, Deloitte Touche Tohmatsu Auditores Independentes and PricewaterhouseCoopers Auditores Independentes did not provide non‑audit services to us.

16.D. Exemptions from the Listing Standards for Audit Committees

Until November 12, 2009, we were relying on exemption 10A‑3(b)(1)(iv)(E) with respect to Mr. Mario Engler Pinto Junior’s membership of the audit committee.  On October 29, 2009, our board of directors met and appointed Mr. Heraldo Gilberto de Oliveira to our audit committee.  On November 12, 2009, Mr. Heraldo Gilberto de Oliveira took office in the audit committee, replacing Mr. Mário Engler Pinto Junior.

16.E. PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

Not applicable.

16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

16.G. CORPORATE GOVERNANCE

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to:  (a) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (b) provide prompt certification by our chief executive officer of any material non‑compliance with any corporate governance rules, and (c) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, the Brazilian Corporate Law, the Central Bank and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. Our board of directors must have a minimum of five members and 20% of the board (even if the board consists of greater than five members) must be independent as defined under Novo Mercado Regulations.  Currently, three of our eleven directors are independent, pursuant to the Novo Mercado Listing Regulations.  We believe these rules provide adequate assurances that our directors are independent; however, they do not require that we have a majority of independent directors, as required under the NYSE rules.

Executive Sessions

NYSE rules require that the non‑management directors must meet at regularly scheduled executive sessions without management present. The Brazilian Corporate Law does not have a similar provision. According to the Brazilian Corporate Law, up to one‑third of the members of the board of directors can be elected from management.  There is no requirement that non‑management directors meet regularly without management. Our president and chief executive officer is a member of our board of directors. All other members of our Board of Directors meet the NYSE’s definition of “non‑management” directors. The non‑management directors on our board do not typically meet in executive session.  Our board of directors consists of ten non‑management directors.

Nominating/Corporate Governance Committee

NYSE rules require that listed companies have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purposes and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company.  We are not required under applicable Brazilian Corporate Law to have, and currently we do not have, a nominating or corporate governance committee.

Compensation Committee

NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non‑chief executive officer compensation, incentive‑compensation and equity‑based plans. We are not required under applicable Brazilian law to have a compensation committee and we do not currently have one. Under Brazilian corporation law, the total amount available for compensation of our directors and executive officers and for profit‑sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit‑sharing of each executive officer, as well as the compensation of our board and committee members.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporate law. Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance. The audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps coordinate their activities. It also evaluates the effectiveness of our internal financial and legal compliance controls. The audit committee has three members elected by the board of directors for a one‑year term with the right to re‑election, all three of which are independent. The current members of our audit committee are Jerônimo Antunes, Reinaldo Guerreiro and Heraldo Gilberto de Oliveira. All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements. Jerônimo Antunes is the committee’s “financial expert” within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

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

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. We do not currently have any equity compensation plan.  If such a plan were to be implemented, there is no requirement under Brazilian Corporate Law for the plan to be approved by our shareholders.  However, if the issuance of new shares in connection with any equity compensation plan exceeded the authorized capital under our by‑laws, the increase in capital would require shareholder approval.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We are in compliance with the adoption of corporate governance provisions and guidelines required under the Novo Mercado Regulations.  Additionally, under the CVM’s guidelines, we have established (i) the Policy of Publicizing Acts or Relevant Facts and the Preservation of Confidentiality which requires us to publicly disclose all relevant information and (ii) the Securities Negotiation Policy which requires management to inform the CVM and the BM&FBOVESPA of any purchases or sales of SABESP’s securities.  We believe the corporate governance guidelines applicable to us under the Novo Mercado Regulations, as well as the CVM, do not conflict with the guidelines established by the NYSE. Our corporate governance guidelines and practices are available in our website at www.sabesp.com.br and in our annual management report.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. We have decided to adopt and disclose a code of ethics and conduct applicable to all our officers, directors and employees.  The adoption and disclosure of a formal code is not required under the Brazilian Corporate Law.  We believe our formal code addresses the matters required to be addressed by the applicable NYSE and SEC rules.

PART III

ITEM 17.      Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.      Financial Statements

The following financial statements, together with the Report of Independent Registered Public Accounting Firms, are filed as part of this annual report.  See “Index to Consolidated Financial Statements.”

ITEM 19.      Exhibits

Item	Description
1.1	By‑laws of the Registrant (English translation) (incorporated by reference to the June 23, 2008 Form 6‑K).
4.1

Agreement between the Registrant and the State Department of Water and Energy (Departamento de Águas e Energia Elétrica—DAEE), dated April 24, 1997 (English translation) (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F‑1 filed on April 8, 2002 (the “April 8, 2002 Form F‑1”)).

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

4.7

First Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated March 22, 2004.  (English Translation) (incorporated by reference to Exhibit 4.7 to the June 28, 2004 Form 20‑F).

4.8

Second Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated December 28, 2007.  (English Translation) (incorporated by reference to the February 25, 2008 Form 6‑K).

4.9	Commitment Agreement, between the Registrant and the State of São Paulo, dated March 26, 2008. (English Translation) (incorporated by reference to the April 28, 2008 Form 6‑K).
4.10	Agreement Executed between the Registrant and the São Paulo City Government, dated November 14, 2007 (English Translation) (incorporated by reference to the March 12, 2008 Form 6‑K).
4.11	Amendment to the Agreement Executed between the Registrant and the São Paulo City government, dated February 10, 2008 (English Translation) (incorporated by reference to the May 12, 2008 Form 6‑K).
4.12	Code of Ethics and Conduct dated January 26, 2006 (English Translation) (incorporated by reference to the July 7, 2008 Form 6‑K).
4.13	The Audit Committee Charter dated February 11, 2010 (English Translation) (incorporated by reference to the April 20, 2010 Form 6‑K).
4.14	The Audit Committee Charter dated February 11, 2010 (English Translation) (incorporated by reference to the April 20, 2010 Form 6‑K).
4.15

Convention between the State and the city of São Paulo , dated June 23, 2010, with the intermediation and consent of the Registrant and of the ARSESP (English Translation) (incorporated by reference to the July 13, 2010 Form 6‑K).

4.16

Contract to provide public water suply and sewage services, among the Registrant, the State and the city of São Paulo, dated June 23, 2010 (English Translation) (incorporated by reference to the July 13, 2010 Form 6‑K).

11.1	Code of Ethics and Conduct dated January 26, 2006 (English Translation) (incorporated by reference to the July 7, 2008 Form 6‑K).
12.1	Certification of Gesner José de Oliveira Filho, Chief Executive Officer, pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
12.2	Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
13.1	Certification of Gesner José de Oliveira Filho, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
13.2

Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO‑SABESP

By:   /s/ Gesner José de Oliveira Filho

Name:  Gesner José de Oliveira Filho

Title:  Chief Executive Officer

By:   /s/ Rui de Britto Álvares Affonso

Name:  Rui de Britto Álvares Affonso

Title:    Chief Financial Officer and Investor

             Relations Officer

Date:  July 15, 2010

Management Report on Internal Control over Financial Reporting

The management of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the "Company") is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as defined in Rules 13a-15(f) under the U.S. Exchange Act Rule.

The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, Audit Committee, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. Based on that assessment, management has concluded that as of December 31, 2009, the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

_________________________

/S/ Gesner José de Oliveira Filho

Chief Executive Officer

July 15, 2010

_________________________

/s/ Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

July 15, 2010

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the "Company") as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management Report on Internal Control over Financial Reporting". Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo, Brazil

July 15, 2010

/s/ PricewaterhouseCoopers

Auditores Independentes

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Consolidated Balance Sheets

Amounts in thousands of reais

		December	December	January			December	December	January
Assets	Note	31, 2009	31, 2008	1, 2008	Liabilities and equity	Note	31, 2009	31, 2008	1, 2008

Current assets					Current liabilities
Cash and cash equivalents	6	771,008	625,732	457,340	Accounts payable to suppliers and contractors		195,765	187,143	165,267
Restricted cash	7	112,750	-	7,657	Other trade accounts payable		239,494	198,511	156,987
Customer accounts receivable, net	8	1,179,730	1,129,746	1,207,885	Loans and financing	13	1,009,947	1,446,574	741,586
Accounts receivable from related party, net	9	135,987	210,131	338,506	Accrued payroll and related charges		239,152	196,075	166,797
Inventories		39,877	47,678	53,141	Income taxes payable		88,637	9,856	9,751
Taxes recoverable		3,017	4,665	9,414	Other taxes payable	14	130,230	120,554	117,984
Other assets		28,754	49,478	41,782	Interest on shareholders' equity payable		365,442	275,007	680,339
					Provisions for contingencies	16	643,863	459,395	290,172
Total current assets		2,271,123	2,067,430	2,115,725	Other liabilities		168,600	67,986	57,323

Noncurrent assets					Total current liabilities		3,081,130	2,961,101	2,386,206
Customer accounts receivable, net	8	266,543	326,472	278,787
Accounts receivable from related party, net	9	260,365	284,473	107,911	Noncurrent liabilities
Indemnities receivable	10	146,213	148,794	148,794	Loans and financing	13	5,548,023	5,414,280	4,936,168
Escrow deposits		46,365	49,127	19,806	Other taxes payable	14	85,029	114,210	197,635
Deferred income taxes	15	43,636	-	-	Deferred income taxes	15	-	102,467	365,562
Intangible assets, net	11	17,057,295	15,592,812	14,421,999	Accrued taxes on revenues		120,417	129,209	148,627
Property, plant and equipment, net	12	50,552	49,270	36,970	Provisions for contingencies	16	824,957	698,253	655,084
Other assets		101,032	192,908	76,010	Pension obligations	17	1,831,753	1,743,204	1,654,790
					Other liabilities		313,231	223,568	103,694
Total noncurrent assets		17,972,001	16,643,856	15,090,277
					Total noncurrent liabilities		8,723,410	8,425,191	8,061,560

					Equity	18
					Capital stock		6,203,688	6,203,688	3,403,688
					Capital reserve		124,255	124,255	124,255
					Earnings reserves and retained earnings		2,110,641	997,051	3,230,293

					Total equity		8,438,584	7,324,994	6,758,236

Total assets		20,243,124	18,711,286	17,206,002	Total equity and liabilities		20,243,124	18,711,286	17,206,002

The accompanying notes are an integral part of these financial statement.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2009 and 2008

Amounts in thousands of reais, unless otherwise indicated

	Note	2009	2008

Continuing operations:
Net revenue from sales and services	21	8,579,519	7,809,294
Cost of sales and services	22	(5,087,254)	(4,482,853)

Gross profit		3,492,265	3,326,441

Selling expenses	22	(610,422)	(499,701)
Administrative expenses	22	(717,100)	(579,981)
Other operating income (expenses)	24	(44,425)	(125,494)

Operating profit		2,120,318	2,121,265

Financial expenses	23	(765,197)	(842,784)
Financial income	23	226,782	308,612
Foreign exchange result, net	23	528,449	(438,869)

Financing cost, net		(9,966)	(973,041)

Profit before income tax and social contribution		2,110,352	1,148,224
Income tax and social contribution
Current	15	(748,708)	(548,373)
Deferred	15	146,103	263,095

		(602,605)	(285,278)
Net income and total comprehensive income for the year - all attributable to the Company's shareholders		1,507,747	862,946

Earnings per share - basic and diluted (in reais)	19	6.618	3.788

The accompanying notes are an integral part of these financial statement.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Consolidated Statements of Changes in Equity

Years Ended December 31, 2009 and 2008

Amounts in thousands of reais unless otherwise indicated

		Attributable to owners of the parent

				Earnings reserves
	Note	Capital stock	Capital reserve	Legal reserve	Investments reserve	Retained earnings (losses)	Total

Balances as of January 1, 2008		3,403,688	124,255	306,654	3,609,580	(685,941)	6,758,236

Comprehensive income
Net income for the year		-	-	-	-	862,946	862,946

Total comprehensive income		-	-	-	-	862,946	862,946

Transactions with owners
Capitalization of investments reserve	18(a)	2,800,000	-	-	(2,800,000)	-	-
Transfer to legal reserve	18(c)	-	-	3,178	-	(3,178)	-
Interest on shareholders' equity (R$ 1.30 per share)	18(c)	-	-	-	-	(296,188)	(296,188)
Transfer from investments reserve to retained earnings (losses)		-	-	-	(152,452)	152,452	-

Total transactions with owners		2,800,000	-	3,178	(2,952,452)	(146,914)	(296,188)

Balances as of December 31, 2008		6,203,688	124,255	309,832	657,128	30,091	7,324,994

Comprehensive income
Net income for the year		-	-	-	-	1,507,747	1,507,747

Total comprehensive income		-	-	-	-	1,507,747	1,507,747

Transactions with owners
Transfer to legal reserve	18(c)	-	-	68,694	-	(68,694)	-
Interest on shareholders' equity (R$ 1.73 per share)	18(c)	-	-	-	-	(394,157)	(394,157)
Transfer to investments reserve		-	-	-	1,018,940	(1,018,940)	-

Total transactions with owners		-	-	68,694	1,018,940	(1,481,791)	(394,157)

Balances as of December 31, 2009		6,203,688	124,255	378,526	1,676,068	56,047	8,438,584

The accompanying notes are an integral part of these financial statement.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Consolidated Statements of Cash Flows

Years Ended December 31, 2009 and 2008

Amounts in thousands of reais unless otherwise indicated

	Note	2009	2008

Profit before income tax and social contribution		2,110,352	1,148,224

Adjustments for:
Depreciation and amortization		562,236	618,198
Losses on disposal of property, plant and equipment and intangible assets		23,372	176,439
Allowance for doubtful accounts		308,188	336,264
Provision for contingencies		596,543	461,654
Interest on loans and financing		395,897	502,817
Monetary indexation and foreign exchange (gains) expenses on loans and financing		(535,409)	564,095
Interest and monetary indexation gains		(14,252)	(87,789)
Fair value margin on intangible assets arising from concession contracts	3.1.4	(30,145)	(26,367)
Other adjustments		8,197	7,495

Adjusted net income		3,424,979	3,701,030

Changes in assets
Customer accounts receivable		(285,854)	(305,810)
Accounts receivable from related party		91,547	34,247
Inventories		6,758	5,463
Taxes recoverable		(24,491)	(13,147)
Indemnities receivable		2,581	-
Escrow deposits		(34,009)	(37,655)
Other assets		3,444	(22,749)

Changes in liabilities
Accounts payable to suppliers and contractors		(15,249)	(17,982)
Other trade accounts receivable		48,533	(104,658)
Accrued payroll and related charges		43,077	29,278
Other taxes payable		(19,505)	(80,855)
Accrued taxes on revenues		(8,792)	(19,418)
Provisions for contingencies		(240,032)	(235,573)
Pension obligations		88,549	88,414
Other liabilities		190,277	130,537

Changes in assets and liabilities		(153,166)	(549,908)

Cash generated from operations		3,271,813	3,151,122

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Consolidated Statements of Cash Flows

Years Ended December 31, 2009 and 2008

Amounts in thousands of reais unless otherwise indicated                                                                                                   (continued)

	Note	2009	2008

Cash generated from operations		3,271,813	3,151,122
Interest paid		(555,573)	(516,887)
Income tax and social contribution paid		(643,788)	(530,372)

Net cash generated from operating activities		2,072,452	2,103,863

Cash flows from investing activities
Restricted cash		(10,748)	(94,345)
Purchases of property, plant and equipment		(9,347)	(18,385)
Purchases of intangible assets		(1,973,096)	(1,527,528)
Proceeds from sale of property, plant and equipment		29,161	-

Net cash used in investing activities		(1,964,030)	(1,640,258)

Cash flows from financing activities
Loans and financing
Proceeds from borrowings		2,239,323	1,049,885
Repayments of borrowings		(1,896,480)	(629,529)
Debt issuance costs		(2,267)	(6,711)
Payment of interest on shareholders' equity		(303,722)	(708,858)

Net cash provided by (used in) financing activities		36,854	(295,213)

Increase in cash and cash equivalents		145,276	168,392

Cash and cash equivalents at beginning of year	6	625,732	457,340
Cash and cash equivalents at end of year	6	771,008	625,732

Increase in cash and cash equivalents		145,276	168,392

The accompanying notes are an integral part of these financial statement.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

1          Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services, supplies treated water on a wholesale basis and provides sewage treatment services to six other municipalities in the Greater São Paulo Metropolitan Area.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, focused on the customer, and in a sustainable and competitive manner, with excellence in environmental solutions.

The company operates water and sewage services in 366 of municipalities of the State of São Paulo, having temporarily discontinued operations in two of these municipalities due to judicial orders under ongoing lawsuits. In most of these municipalities operations are based on 30-year concession agreements. As of December 31, 2009, 82 concessions had expired and are being negotiated. From 2010 to 2030, 80 concessions will expire, and the remaining concessions have an indefinite term. By December 31, 2009, 174 concession program contracts were signed (2008 - 160 concession program contracts).

Management believes that all concessions terminated and not yet renewed will result in new contracts or contract extensions, and does not consider the risk of discontinuity in the provision of municipal water and sewage services. As of December 31, 2009, the carrying amount of intangible assets used in the 82 municipalities under negotiation totaled R$ 2,049 million and the related revenue for the year then ended totaled R$ 876 million.

The Company's operations are concentrated in the municipality of São Paulo, which accounted in 2009 for 55.5% of the gross revenues. The Company has been operating under a rolling 60-day agreement. At the end of each 60-day interim arrangement, the São Paulo Municipality Government is obliged to either renew the interim arrangement for a further 60 days or, alternatively, compensate the Company for the value of the property, plant and equipment at its Brazilian GAAP value.

On November 14, 2007, the Company entered into an agreement with the Municipality of São Paulo to establish the conditions for the provision of water supply and sewage services, and environmental utility services in the city of São Paulo. The scope of this agreement may be limited by the Brazilian Supreme Court, but it will remain in effect with respect to the services that remain under the authority of the city of São Paulo. In December 2008, the São Paulo city council approved in an initial vote the proposed Municipal Law No. 558/2008, which authorizes the city of São Paulo to an agreement with ARSESP and SABESP in order to ensure stability in the rendering of services. This project was approved on June 18, 2009, authorizing the Municipality of São Paulo to execute the agreement for a 30‑year period. This period can be extended for an additional 30‑year period. However, the Company will be required to offer minimum guarantees and certain services to the city of São Paulo, as part of the provision of water and sewage services. Currently the State of São Paulo, the Municipality of São Paulo and SABESP are working to finalize the necessary adjustments to the concession agreements. See Note 26 for further information on the agreement with the Municipality of São Paulo.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

In the municipality of Santos, in the Baixada Santista region, which has a significant population, the Company operates under an authorization by public deed, a situation similar to other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it.

On January 5, 2007, Law 11445 was enacted, establishing the basic sanitation regulatory framework, providing for the nationwide guidelines and basic principles for the provision of such services, such as social control, transparency, the integration authority of sanitation infrastructure, water resources management, and the articulation between industry policies and public policies for urban and regional development, housing, suppression of poverty, promotion of health and environmental protection, and other related issues.

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBOVESPA (the São Paulo Stock Exchange) since April 2002 and on the New York Stock Exchange (NYSE) as ADRs since May 2002.

These financial statements were approved by the Board of Directors on July 15, 2010.

2          Summary of Significant Accounting Practices

2.1       Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board ("IASB") and they are the first financial statements presented in accordance with IFRS by the Company. The main differences between the accounting practices adopted in Brazil ("Brazilian GAAP") and IFRS, including reconciliations of total equity and net income, are described in Note 3.

The financial statements have been prepared under the historical cost convention as adjusted for inflation during the hyperinflationary period.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree to judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are described in Note 5.

2.2       Proportional consolidation

On August 15, 2008, the Company, together with the companies OHL Médio Ambiente, Inima S.A.U. Unipersonal ("Inima"), Técnicas y Gestión Medioambiental S.A.U. ("TGM") and Estudos Técnicos e Projetos ETEP Ltda. ("ETEP") incorporated the company Serviços de Saneamento de Mogi Mirim S.A. - SESAMM ("SESAMM"), for a period of 30 years from the date the concession agreement with the municipality of Mogi Mirim was executed, for the purpose of providing complementary services to the sewage diversion system and implementing and operating a sewage treatment system in the municipality of Mogi Mirim, including the disposal of generated solid waste.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

According to SESAMM's By-Laws approvals of any subject by shareholders in General meeting, except for the approval of any subject mentioned in the SESAMM's By-Laws, which relates to decisions that affect financial and operational policies, for example, approval of the business plan, will be made by a majority vote, representing a minimum of 70% of common shares, of shareholders present in the respective general meeting.

SESAMM's capital as of December 31, 2009 and 2008, totaled R$ 10,669, and was represented by 10,669,549 registered shares without a par value. SABESP holds 36% of its equity interest and Inima holds another 36% of its equity interest. The Company concluded that both of SABESP and Inima have joint control over SESAMM. Accordingly, SABESP records their interest over SESAMM applying the proportional consolidation method, equivalent to the 36% of SESAMM's assets and liabilities, revenues and expenses.

For the purposes of calculating the Company's proportional share of revenues, expenses, assets and liabilities of SESAMM, unrealized gains or transactions between the Company and SESAMM were eliminated in proportion to the Company's interest; unrealized losses are also eliminated, unless the transaction presents evidence of impairment of the transferred asset. The accounting policies applied by SESAMM are consistent with the accounting policies adopted by the Company.

2.3       Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Board that makes strategic decisions.

2.4       Translation into foreign currency

(a)        Functional and reporting currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the company operates ("the functional currency"). The financial statements are presented in Brazilian reais (R$ or reais), which is the Company's functional and presentation currency.

(b)        Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates prevailing at the transaction dates. Balance sheet accounts are translated at the exchange rate prevailing at balance sheet date. Exchange gains and losses arising on the settlement of these transactions and the translation of foreign currency-denominated cash assets and liabilities are recognized in Foreign exchange result in the statement of income.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

2.5       Financial Instruments

2.5.1     Fair Value

Fair values of investments quoted in a public market are based on current purchase prices. For financial assets without an active market or public quotation, the Company determines fair value using valuation techniques, which consist of the use of recent transactions with third parties, the reference to other substantially similar instruments, the analysis of discounted cash flows and option pricing models, which make the maximum use of market inputs and relies as little as possible on entity-specific inputs.

2.5.2     Classification and measurement

The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets when first recorded.

(a)        Financial assets calculated at fair value through profit or loss

These are financial assets held for active and frequent trading. These assets are classified as current assets. Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the statement of income in 'Financial income' or 'Financial expenses' in the period they occur, unless the instrument has been contracted in connection to another transaction. In this case, changes are recognized in the same line item of income affected by this transaction.

(b)        Loans and receivables

These comprise receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. Loans and receivables are included in current assets or liabilities, except for those with maturity of more than 12 months after the balance sheet date (these are classified as noncurrent assets or liabilities). The Company's loans and receivables include trade accounts receivable, other accounts receivable and loans. Loans and receivables are recorded at amortized cost, under the effective interest rate method.

2.6       Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three month or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

2.7       Revenue from sales and services

Revenue from water supply and sewage collection are recognized as the water is consumed and services are provided. Revenues are recognized at the fair value of the consideration received or receivable for the sale of those services and it is shown net of value-added tax, returns, rebates and discounts. Revenues from unbilled water supply and sewage services are recorded as trade accounts receivable based on monthly estimates.

The Company recognizes revenue when: i) the amount of revenue can be reliably measured, ii) it is probable that future economic benefits will flow to the Company and iii) it is probable that the amounts will be collected. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved.

2.8       Customer accounts receivable and allowance for doubtful accounts

Customer accounts receivable are amounts due from customers for services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as noncurrent assets.

In practice, the customers' accounts receivables are recognized at fair value (the amount billed) adjusted by the provision for impairment (when necessary).

The Company records an allowance for doubtful accounts for receivable balances in an amount that is deemed by management to be sufficient to cover probable losses in accounts receivable, based on the analysis of the history of receipts. Amounts in excess of R$ 5 and overdue for more than 360 days are provisioned. The amount thus determined is adjusted when it is excessive or insufficient, based on the analysis of the history of receipts, taking into consideration the expectation of recovery in the different categories of customers. Accounts receivable balances under R$ 5 and overdue more than 180 days are written off through a direct charge to income.

2.9       Inventories

Inventories of supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or realizable value, and are classified in current assets.

2.10      Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities. Those assets are stated at historical cost less depreciation. The historical cost was adjusted to reflect the effect of the hyperinflacionary economy that had affected Brazil through December 31, 1997.

Subsequent costs included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Land is not depreciated. Depreciation is calculated using the straight-line method to allocate their cost and is described in Note 12(a).

Gain and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within Other operating income (expenses) in the income statements.

2.11      Intangible assets

Intangibles are stated at cost combined with the following aspects:

.    Valued at acquisition cost and/or construction, including interest capitalized during the construction period, where applicable, for the cases of qualifying assets. Depending on the nature of the asset and the time of its acquisition, the cost refers to the historical cost of acquisition or its previous carrying amount under Brazilian GAAP.

.    Donations of property, plant and equipment received from third parties and government entities to enable the Company to provide water supply and sewage services are not recorded in the financial statements, since such donations are controlled by the municipalities.

Gain and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other operating income (expenses) in the income statements.

(a)        Concession arrangements

The infrastructure used by SABESP subject to service concession arrangements is considered to be controlled by the concession grantor when:

(i)       The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it most provide them, and at what price; and

(ii)      The grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

SABESP's rights over infrastructure operated under concession arrangements is accounted for as an intangible asset as SABESP has the right to charge for use of the infrastructure assets, and users (consumers) have the primary responsibility to pay SABESP for the services.

Infrastructure to which the operator is given access by the grantor of the concession at no consideration (donated assets) is not recognized in the consolidated balance sheet;

The fair value of construction and other work on the infrastructure represents the cost of the intangible asset and is recognized as revenue when the infrastructure is built, provided that this work is expected to generate future economic benefits.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The great majority of the Company's contracts for service concession arrangements entered with each municipality (grantor) is under service concession agreements in which the Company has the legal right to receive, at the end of the contract, a payment equivalent to the unamortized asset balance of the underlying physical assets. The concession intangible assets are, therefore, amortized considering the useful lives of the underlying physical assets. Thus, at the end of the contract, the remaining value of the intangible will be equal to the residual value of the related physical assets.

Concession intangible assets under Concession contracts and Program contracts are amortized on a straight-line basis over the useful life of the contract.

(b)        Software licenses

Software licensing of computer programs and business management systems acquired are capitalized and amortized over the useful lives and the expenses associated with maintaining these are recognized as expenses when incurred.

2.12      Impairment

Property and equipment, intangibles and other noncurrent assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of value in use and fair value less cost to sell. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. For the purposes of measuring impairment, assets are grouped in the lowest level for which there are separately identifiable cash flows (CGU - Cash Generating Units).

2.13      Accounts payable to suppliers and contractors

Accounts payable to contractors and suppliers are obligations to pay for goods or services purchased from suppliers in the ordinary course of business and are classified as current liabilities if the payment is due in the period up to one year. Otherwise, the accounts payable are presented as non-current liabilities.

2.14      Loans and financing

Borrowings are initially recognized at fair value, upon receipt of funds, net of transaction costs. Subsequently, borrowings are stated at amortized cost, and interest is accrued based on the effective interest method, as presented in Note 13. Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Nonconvertible debentures are recognized in a similar manner to borrowings.

2.15      Payroll and related charges

Salaries include an accrual for vacations and the 13th salary and additional payments negotiated in collective labor agreements plus related charges and are recorded on the accruals basis.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

2.16      Profit sharing

The Company's profit sharing plan for its employees is based on general targets of the Company as a whole, and based on the performance of each business units. The accrual for profit sharing is recorded on the accruals basis as operating expenses.

2.17      Provision for contingencies, judicial deposits and escrow deposits

Provisions for legal claims are recognized when: i) the Company has a present legal or constructive obligation as a result of past events; ii) it is probable that an outflow of resources will be required to settle the obligation; and iii) the amount can be reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

For financial statement presentation purposes, the provision for contingencies is stated net of the related escrow deposits based on the legal right to offset. The bases and the nature of the reserves for civil, tax, labor and environmental risks are described in Note 16.

Escrow deposits not linked to related liabilities are recorded in noncurrent assets and restated for inflation.

2.18      Environmental costs

Costs related to ongoing environmental programs are expensed as incurred. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

2.19      Income taxes

Income taxes in Brazil comprise Federal income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, for which the composite statutory rate is 34%.

The tax expense for the period comprises current and deferred tax.

The current income tax and social contribution expense are calculated on the basis of the laws enacted or substantively enacted at the balance sheet date, pursuant to Brazilian tax regulations. Management periodically evaluates and measures the positions taken in the income tax return with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.20      Accrued taxes on revenues

Accrued taxes on revenues are recognized for PASEP and Cofins taxes, using the accrual basis, on differences arising on the tax basis of billing to government entities, which are taxable when the invoices are settled.

2.21      Pension obligations

Liabilities from defined benefit pension plan obligations correspond to the present value of the defined benefit obligation at balance sheet date, less the fair value of the plan's assets, and adjusted by unrecognized actuarial gains or losses. The defined benefit obligation is calculated on an annual basis by independent actuaries, using the projected unit credit method. The estimated future cash outflows is discounted to its present value, using the interest rates of Government bonds with maturities that approximate the maturity of the related liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are in excess of the greater of 10% of the fair value of plan assets or 10% of the present value of the defined benefit obligation are charged or credited to income over the employees' expected average remaining working lives.

2.22      Financial income and expenses

Financial income and expense are primarily comprised of interest, inflation adjustments and exchange variations on loans and financing, monetary indexation and inflation adjustments on provision for contingencies, accounts receivable, and are calculated on the accrual basis of accounting.

2.23      Leases

Leases of property, plant and equipment where the lessor retains substantially all risks and rewards incidental to ownership are classified as finance leases. Such leases are accounted for as a financed purchase, and a fixed asset and a financing liability are recognized at their inception.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

2.24      Dividends and Interest on Shareholders' Equity

The Company uses the tax benefits of distributing dividends as interest on shareholders' equity, as permitted by Brazilian Law. This distribution of dividend is accounted for in accordance with Brazilian Law 9249/95 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP).

2.25      Changes in accounting policy and disclosures

(a)        New and amended standards adopted by the Company

The Company has early adopted IAS 24 - Related Party Disclosures (as amended in November 2009). The disclosure requirements for entities that are controlled, jointly-controlled or significantly influenced by a government (referred to as government-related entities) are simplified and so detailed disclosures of all transactions with entities controlled by the São Paulo State Government are not presented in these financial statements.

(b)        Existing standards, amendments and interpretations not yet in effect and that were not applied early by the Company

The standards and amendments below have already been issued and will be mandatory for the Company's reporting periods starting on or after January 1, 2010. However, the Company did not opt for the early adoption of such standards and amendments.

Standard	Subject	Description	Effective date

IFRS 2	Scope of IFRS 2 and IFRS 3 (revised)

Amendment to confirm that, in addition to business combinations as defined by IFRS 3 (revised), capital contributions of a business on formation of a joint venture and common control transactions are excluded from the scope of IFRS 2.

Effective for annual periods beginning on or after July 1, 2009. Linked to application of IFRS 3 (revised).

IFRS 5	Disclosures required in respect of noncurrent assets (or disposal groups) classified as held for sale or discontinued operations

Amendment to clarify that IFRS 5 specifies the disclosures required in respect of noncurrent assets (or disposal groups) classified as held for sale or discontinued operations.

It also clarifies that the general requirements of IAS 1 also apply, especially those contained in paragraph 15 (fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1.

Effective for annual periods beginning on or after January 1, 2010.

IFRS 8	Disclosure of information about segment assets

Minor textual amendment to the standard, and amendment to the basis for conclusions, to clarify that an entity is required to disclose a measure of segment assets only if that measure is regularly reported to the chief operating decision maker.

Effective for annual periods beginning on or after January 1, 2010.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Standard	Subject	Description	Effective date

IFRS 9	Classification and measurement of financial instruments

This Standard presents a new classification and new requirements for the measurement of financial assets that replace the classification and measurement previously included in IAS 39 - Financial Instruments: Recognition and Measurement.

New requirements for the classification and measurement of financial liabilities, withdrawal of financial instruments, hedge commitment and accounting should be added to IFRS 9 in 2010. As a result, IAS 39 - Financial Instruments: Recognition and Measurement will end up being fully replaced by IFRS 9.

Effective for annual periods beginning on or after January 1, 2013.

IFRS 3 (revised)	Business combinations

The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Company will apply IFRS 3 (revised) prospectively to all business combinations from January 1, 2010.

Effective For annual periods beginning on or after July 1, 2009.

IAS 1	Current/noncurrent classification of convertible instruments

Clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or noncurrent. By amending the definition of current liability, the amendment permits a liability to be classified as noncurrent (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time.

Effective for annual periods beginning on or after January 1, 2010.

IAS 7	Classification of expenditures on unrecognized assets	Amendment to require that only expenditures that result in a recognized asset in the balance sheet can be classified as investing activities.	Effective for annual periods beginning on or after January 1, 2010.

IAS 17	Classification of leases of land and buildings

Deletion of specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification.

As a result, leases of land should be classified as either finance or operating using the general principles of IAS 17.

Effective for annual periods beginning on or after January 1, 2010.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Standard	Subject	Description	Effective date

IAS 18	Determining whether an entity is acting as a principal or as an agent	Additional guidance added to the appendix to IAS 18 regarding the determination as to whether an entity is acting as a principal or an agent.	Not applicable, as the appendix in not part of the Standard.

IAS 36	Unit of accounting of goodwill impairment test

Amendment to clarify that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS 8 - Operating Segments (i.e., before the aggregation of segments with similar economic characteristics permitted by paragraph 12 of IFRS 8).

Effective for annual periods beginning on or after January 1, 2010.

IAS 38	Additional consequential amendments arising from IFRS 3 (revised)	Amendments to paragraphs 36 and 37 of IAS 38 - Intangible Assets to clarify the requirements under IFRS 3 (revised) regarding accounting for intangible assets acquired in a business combination.	Effective for annual periods beginning on or after January 1, 2010. Linked to application of IFRS 3 (revised).

IAS 38	Measuring the fair value of an intangible asset acquired in a business combination

Amendments to paragraphs 40 and 41 of IAS 38 to clarify the description of valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets.

Effective for annual periods beginning on or after January 1, 2010.

IAS 39	Treating loan prepayment penalties as closely related derivatives

Clarification that prepayment options, the exercise price of which compensates the lender for loss of interest by reducing the economic loss from reinvestment risk, should be considered closely related to the host debt contract.

Effective for annual periods beginning on or after January 1, 2010.

IAS 39	Scope exemption for business combination contracts

Amendments to the scope exemption in paragraph 2(g) of IAS 39 to clarify that: (i) it only applies to binding (forward) contracts between an acquirer and a vendor in a business combination to buy an acquiree at a future date; (ii) the term of the forward contract should not exceed a reasonable period normally necessary to obtain any required approvals and to complete the transaction; and (iii) the exemption should not be applied to option contracts (whether or not currently exercisable) that on exercise will result in control of an entity.

Effective for annual periods beginning on or after January 1, 2010.

IAS 39	Cash flow hedge accounting

Amendment to clarify when to recognize gains or losses on hedging instruments as a reclassification adjustment in a cash flow hedge of a forecast transaction that results subsequently in the recognition of a financial instrument. The amendment clarifies that gains or losses should be reclassified from equity to profit or loss in the period in which the hedged forecast cash flow affects profit or loss.

Effective for annual periods beginning on or after January 1, 2010.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Standard	Subject	Description	Effective date

IAS 27 (revised)	Consolidated and separate financial statements

The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. The Company will apply IAS 27 (revised) prospectively to transactions with non-controlling interests from January 1, 2010.

Effective For annual periods beginning on or after July 1, 2009.

IFRIC 9	Reassessment of embedded derivatives and IAS 39 - Financial Instruments: Recognition and Measurement: Embedded Derivatives (amendments)

An entity shall assess if a derivative should be separated from the host contract when the entity reclassifies a mix financial asset not qualifying in the fair value through profit or loss category. The assessment is made based on the circumstances existing on the first of: (i) the date the entity became part of the contract; and (ii) the date contract terms that resulted in a significant change in cash flows that otherwise would be required under the contract were changed.

Effective for annual periods beginning on or after June 30, 2009.

IFRIC 9 and IFRS 3 (revised)	Scope of IFRS 9 and IFRS 3 (revised)

The Board amended the scope paragraph of IFRIC 9 to clarify that embedded derivatives acquired in a combination between entities under common control or in the formation of a joint venture are outside the scope of IFRIC 9.

Effective for annual periods beginning on or after July 1, 2009.

IFRIC 16	Hedges of a net investment in a foreign operation

The amendment prescribes that in a hedge of a net investment in a foreign operation qualified hedging instruments may be held by any entity or entities within the group. This includes a foreign operation that itself is being hedged.

Effective for annual periods beginning on or after July 1, 2009.

IFRIC 17	Distributions of non-cash assets to owners

This interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as reserves dividends to its shareholders. IFRS 5 was also amended to require that assets be classified as held for distribution only when they are available for distribution "as is", and the distribution is highly probable.

Effective for annual periods beginning on or after July 1, 2009.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Standard	Subject	Description	Effective date

IFRIC 18	Transfers of assets from customers

This interpretation provides guidance on how to account for property, plant and equipment received from customers, or cash received and used to acquire or construct specific assets. This interpretation is only applicable to the assets used to connect the customer to a network or to provide ongoing access to a supply of goods and/or services.

Effective for annual periods beginning on or after July 1, 2009.

IFRIC 14	Prepayments of a minimum funding requirement (Amendments to IFRIC 14)

The amendments issued in November 2009 correct an unintended consequence of IFRIC 14, "IAS 19 - The limit on a defined benefit asset, minimum funding requirements and their interaction". Without the amendments, entities are not permitted to recognize as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct the problem.

Effective for annual periods beginning on or after July 1, 2010. Early application is permitted. The amendments should be applied retrospectively to the earliest comparative period presented.

IFRIC 19	Extinguishing financial liabilities with equity instruments

This interpretation clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity's shares or other equity instruments to settle the financial liability fully or partially.

Effective for annual periods beginning on or after July 1, 2010. Early application is permitted.

3          First-time Adoption of IFRS

3.1       Basis of transition to IFRS

3.1.1     Application of IFRS 1

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements for the year ended December 31, 2009 are the first annual financial statements in accordance with IFRS. The Company applied IFRS 1 in preparing these consolidated financial statements. The main differences between the Brazilian GAAP and IFRS, including the reconciliation of Equity and Net income are described in Note 3.1.4.

The transition date of the Company is January 1, 2008. The company prepared its opening balance sheet according to IFRS as at this date.

In preparing these financial statements according to IFRS 1, the Company applied the compulsory exceptions and certain voluntary exemptions to the full retrospective application of IFRS.

The Company previously prepared its financial statements in accordance with Brazilian GAAP which are considered "Prior GAAP" for the purposes of applying the transition rules to IFRS. The Company continues to prepare and present stand-alone parent company and consolidated financial statements in accordance with Brazilian GAAP for statutory purposes.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The preparation of financial information in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company's accounting principles. Thus amounts presented may involve a higher degree of judgment or complexity, impacting areas where assumptions and estimates are significant to the Company financial statements.

3.1.2     Exemptions from full retrospective application - elected by the Company

The Company has elected to apply the following exemptions from retrospective application:

(a)        Employee benefits

The company elected to recognize all accumulated actuarial gains and losses directly in retained earnings as of January 1, 2008.

(b)        Intangible asset accounted for in accordance with IFRIC 12 (Service Concession Arrangements)

All of the arrangements which SABESP has with the municipalities fall within the scope of IFRIC 12. The Company has elected to apply the transitional provisions of IFRIC 12 due to fully retrospective application of this interpretation being impracticable. Property, plant and equipment within the scope of IFRIC 12 with a net book value of R$ 13,997,629 was transferred at the transition date to intangible assets. There were no financial assets recognized under the Prior GAAP for receivables at the end of the related concession periods. These intangible assets are amortized on a systematic basis over the concession period or based on the useful lives of the underlying physical assets to their residual values at the end of the concession period.

The remaining voluntary exemptions do not apply to the Company:

.    Fair value as deemed cost

The Company has not elected to use this exemption that allows measuring certain items of property, plant and equipment at fair value as of January 1, 2008. The items of property, plant and equipment have been presented under the historical cost, adjusted to reflect the effects of the highly inflationary conditions which prevailed in the past in Brazil.

.    Share-based payment

This exemption was not applicable, as the Company does not provide any share-based payments to its employees.

.    Leases

The Company has considered contracts which may contain a lease based on the facts and circumstances as at the date of transition to IFRS. There was no impact on the financial statements.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

.    Insurance contracts

The Company does not issue insurance contracts; accordingly, this exemption is not applicable.

.    Different transition date for subsidiaries, associates and joint ventures

This exemption is not applicable, as the use of the exemption is made at the level of the subsidiary, associate and joint venture that adopts IFRS later than its parent company.

.    Compound financial instruments

This exemption is not applicable, as the Company has no compound financial instruments in issue.

.    Decommissioning, restoration and similar liabilities included in the cost of land, buildings and equipment

This exemption is not applicable, as the Company does not have decommissioning, restoration and similar liabilities.

.    Business combinations

This exemption is not applicable, as the Company did not enter into a business combination before the transition date.

.    Cumulative translation differences

This exemption is not applicable, as the Company does not have cumulative translation differences.

.    Borrowing costs

This exemption is not applicable, as the Company already records the capitalization of borrowing costs under Brazilian GAAP. There was no significant impact on the financial statements.

.    Change of designation of previously recognized financial instruments

This exemption is not applicable, as the Company did not change the designation of financial instruments previously recognized under Brazilian GAAP.

3.1.3     Mandatory exceptions to retrospective application followed by the Company

The Company applied the following mandatory exceptions to retrospective application.

(a)        Estimates

IFRS estimates as of January 1, 2008 are consistent with the estimates as at the same date made in conformity with Brazilian GAAP.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(b)        Hedge accounting

The Company had not entered into derivative instruments as of January 1, 2008, accordingly, does not apply hedge accounting.

(c)        Noncontrolling interest

The Company does not have any noncontrolling interest as of January 1, 2008, accordingly, the exception is not applicable.

The other mandatory exceptions of IFRS 1 have not been applied as there were no significant effects under previous GAAP:

.    De-recognition of financial assets and financial liabilities.

3.1.4     Reconciliations between Brazilian GAAP and IFRS

The Company quantified below the impacts of the transition and afterwards explained the material adjustments to the balance sheets and the income statement:

Reconciliation of total equity as of December 31, 2009 and 2008 and January 1, 2008:

	Note	December 31, 2009	December 31, 2008	January 1, 2008

Total equity as reported under Brazilian GAAP		10,527,637	9,547,915	9,780,532

Additional inflation restatement in 1996 and 1997, net	(i)	4,933	5,301	5,439
Reversal of revaluation increments, net	(ii)	(22,685)	(24,136)	(24,584)
Supplementary restatement prior to 1991, net	(iii)	2,062	2,360	2,523
Revenue recognition - margin under IFRIC 12	(iv)	56,512	26,367	-
Amortization of margin under IFRIC 12	(iv)	(1,858)	(541)	-
Accounts receivable from related party	(v)	(696,283)	(696,283)	(879,077)
Pension obligations - Plan G0	(vi)	(781,734)	(736,009)	(1,237,667)
Pension obligations - Plan G1	(vii)	(51,889)	(51,889)	(51,889)
Sabbatical paid leave of absence benefits	(viii)	(9,734)	(10,837)	(7,246)
Debt issuance costs	(ix)	2,030	4,254	7,481
Donations	(x)	(115,241)	(109,301)	(92,271)
Capitalization of borrowing costs	(xi)	195,610	-	-
Other differences		(83)	(69)	88
Deferred tax effects	(xii)	(670,693)	(632,138)	(745,093)

Total equity under IFRS		8,438,584	7,324,994	6,758,236

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Property, plant and equipment, net

	Note	December 31, 2009	December 31, 2008	January 1, 2008

Inflationary adjustment	(i)	4,933	5,301	5,439
Reversal of revaluation adjustments	(ii)	(22,685)	(24,136)	(24,584)
Supplementary restatement prior to 1991, net	(iii)	2,062	2,360	2,523
Transfer to intangible assets - concession rights	(iv)	(15,376,969)	(14,284,939)	(13,997,776)

Total adjustment to property, plant and equipment, net		(15,392,659)	(14,301,414)	(14,014,398)

Intangible assets

	Note	December 31, 2009	December 31, 2008	January 1, 2008

Transfer from property, plant and equipment - concession rights	(iv)	15,376,969	14,284,939	13,997,776
Revenue recognition - margin under IFRIC 12	(iv)	56,512	26,367	-
Amortization of margin under IFRIC 12	(iv)	(1,858)	(541)
Donations	(x)	(115,241)	(109,301)	(92,271)
Capitalization of borrowing costs	(xi)	195,610	-	-

Total adjustment to intangible assets, net		15,511,992	14,201,464	13,905,505

There were no items of Other comprehensive income in either Brazilian GAAP or IFRS, accordingly, reconciliations of net income are presented as follows:

Reconciliation of the net income for the years ended December 31, 2009 and 2008:

	Note	2009	2008

Net income as reported under the Brazilian GAAP		1,373,879	63,571
Depreciation of additional inflation restatement in 1996 and 1997	(i)	(368)	(138)
Reversal of depreciation of revaluation increments	(ii)	1,451	448
Depreciation of supplementary restatement prior to 1991	(iii)	(298)	(163)
Revenue recognition - margin under IFRIC 12	(iv)	30,145	26,367
Amortization of margin under IFRIC 12	(iv)	(1,317)	(541)
Reversal of allowance of accounts receivable from related party	(v)	-	182,794
Reversal of provision for actuarial liability - Plan G0	(vi)	-	535,435
Accrued supplementary pension cost - Plan G0	(vi)	(45,725)	(33,777)
Sabbatical leave of absence benefits	(viii)	1,103	(3,591)
Amortization of debt issuance costs	(ix)	(2,224)	(3,227)
Donations	(x)	(5,940)	(17,030)
Capitalization of borrowing costs	(xi)	195,610	-
Other GAAP differences		(14)	(157)
Deferred tax effects on above differences	(xii)	(38,555)	112,955

Net income under IFRS		1,507,747	862,946

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The following explains the material adjustments to the balance sheets and the income statements:

(i)         Inflationary accounting

Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP required inflation indexation of its property, plant and equipment, among other items. Under IAS 29, Brazil is considered to have been a hyperinflationary economy until December 31, 1997 requiring an additional adjustment for inflation for the period from January 1, 1996 through December 31, 1997. For this purposes, a general price index, the "Indice Geral de Preços - Mercado" (IGP-M) was used to record the additional inflation restatement in 1996 and 1997. The net effect of inflationary effects resulted in an increase in property, plant and equipment and total equity under IFRS of R$ 4,933, R$ 5,301 and R$ 5,439, as of December 31, 2009 and 2008 and January 1, 2008, respectively. Accordingly, the Company recorded an additional depreciation expense under IFRS of R$368 in 2009 and R$ 138 in 2008.

(ii)        Revaluation of property, plant and equipment

The Company has not adopted the fair value of tangible assets in its opening balance sheet and thus the revaluation of assets to market value previously recorded under Brazilian GAAP has been reversed in the transition to IFRS. Property, plant and equipment and total equity under IFRS was reduced by R$22,685, R$24,136 and R$24,584, as of December 31, 2009 and 2008 and January 1, 2008, respectively, due to the reversal of revaluations. Accordingly, depreciation expense under IFRS was also reduced by R$1,451 in 2009 and R$448 in 2008.

(iii)       Supplementary inflation adjustment

In order to preserve the integrity of the historical cost during this period when Brazil was a hyperinflationary economy, the Company has recorded the supplemental price-level restatement adjustments, in accordance with Article 2 of Law No. 8200/91, as an adjusting item in the reconciliation to IFRS under IAS 29. The net effect of the recognition of the supplemental price-level restatement is an increase in property, plant and equipment and total equity under IFRS of R$ 2,062, R$2,360 and R$2,523, as of December 31, 2009 and 2008 and January 1, 2008, respectively. And accordingly, resulted in an additional depreciation expense of R$298 in 2009 and R$163 in 2008.

(iv)       Service concession agreement

IFRS 1 allows companies adopting IFRS for the first time to apply the transition rules in IFRIC 12. The transition rules in IFRIC 12 require the standard to be applied fully retrospectively unless impracticable. The Company considers its application to be impractical due to the cost and time required for retrospective application due to the large number of concession arrangements in force and the age of the contracts, since many of them were entered in the 1970's and 1980's. For those service concession arrangements for which is impractical to apply the Standard retrospectively, the transition rules in IFRIC 12 require that the Company:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(a)        Recognize financial assets and intangible assets that existed at the beginning start of the earliest period presented (January 1, 2008);

(b)        Use the previous carrying amount of those financial and intangible assets as their carrying amounts as that date; and

(c)        Test financial and intangible assets recognized at that date for impairment, unless this is not practicable, in which case the amounts shall be tested for impairment.

None of the concession agreement is considered to have receivables which meet the recognition criteria for financial assets. The Company has reclassified the Brazilian GAAP carrying amounts of the property, plant and equipment subject to concession arrangements to intangible assets.

The Company has 366 concession arrangements in force in the State of São Paulo. The concession for the municipality of the City of São Paulo, is the most significant contract, and has been operating under a rolling 60-day agreement. At the end of each 60-day interim arrangement, the São Paulo Municipality Government is obliged to either renew the interim arrangement for a further 60 days or, alternatively, compensate the Company for the value of the property, plant and equipment at its Brazilian GAAP value. Based on this, the Company assumes that the 60-day interim concession contracts will always be renewed, based on precedent to date and the absence of any alternative provider. However, contractually SABESP would have the right to receive the Brazilian GAAP value of the property, plant and equipment at the end of the interim arrangement if the contract was not renewed.

Any longer-term concession contract which is signed during 2010 will be for a fixed period of time (expected to be 30 years). At the termination of the concession period either:

(a)        The concession is renewed (expected to be for a further 30 year period) and SABESP has to pay the present value of the concession at that time (based on discounted cash flows) less the regulatory/statutory value of the assets; or

(b)        The concession is terminated and the municipality acquires the assets at Brazilian GAAP net book value or fair value (which is considered higher than Brazilian GAAP net book value).

The intangible asset represents the right to invoice customers for water supply and sewage services on a systematic basis. Following the transitional provision of IFRIC 12, the intangible assets are required to be tested for impairment (in accordance with IAS 36) and subsequently the intangible asset would be amortized on a systematic basis. The effect in the balance sheet for the application of IFRIC 12 resulted in an increase in intangible assets of R$15,376,969, R$14,286,448 and R$13,997,776, as of December 31, 2009 and 2008 and January 1, 2008, respectively, and an additional increase related to the fair value margin on the concession intangible assets, net of accumulated amortization, of R$54,654 and R$25,826, as of December 31, 2009 and 2008, respectively. And resulted in a decrease in property, plant and equipment of R$15,376,969, R$14,286,448 and R$13,997,776, as of December 31, 2009 and 2008 and January 1, 2008, respectively. The recognition of the fair value margin adjustment in the intangible assets for the construction revenues resulted in an additional income of R$28,828 in 2009 and R$25,826 in 2008, net of related amortization.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(v)        Accounts receivable from related party

According to a law enacted by the State Government, certain employees who provided services to the Company prior to May 1974 and retired as an employee of the Company, acquired the legal right to receive supplemental pension payments under Plan G0. The Company pays these supplemental pension benefits on behalf of the State Government and claims for their reimbursement from the State Government, which are recorded as accounts receivable from shareholder in the financial statements under Brazilian GAAP. According to IAS 19, "Employee benefits", only when it is virtually certain that another party will reimburse some or all of the expenditure required to settle a defined benefit obligation, an entity shall recognize its right to reimbursement as a separate asset. Since it is not virtually certain that the Company will be able to recover in full those reimbursements, the Company has derecognized the receivable as required by IAS 19, except for an amount of R$ 182,794 (plus related interest) recognized in the year ended December 31, 2008 as a result of a formal agreement with the State Government for that amount. The effect of the derecognition of the accounts receivable from related party totaled R$696,283 as of December 31, 2009 and 2008 and R$ 879,077 as of January 1, 2008.

The adjustments from Brazilian GAAP to IFRS in 2008 are presented below:

		2008

Reversal of controversial amount of benefits paid	(a)	(100,692)
Reversal of allowance recorded under Brazilian GAAP for the controversial amount	(b)	409,079
Reversal of monetary indexation recorded on the balance of reservoirs	(c)	(262,127)
Accounts receivable recognized under IFRS as a result of the Third Agreement	(d)	136,534

Total adjustments to accounts receivable from related party		182,794

(a) The Company recorded during 2008, the amount of R$100,692 of accounts receivable related to pension benefits paid on behalf of the São Paulo State Government, but not recognized as due by the São Paulo State Government. The amount of R$100,692 was write-down under IFRS.

(b) The Company recorded in the Brazilian GAAP books, by the end of 2008, an allowance for losses of the disputed reimbursement of the pension benefits paid on behalf of the São Paulo State Government of R$409,079, represented by R$308,387 as of January 1, 2008 and new payments occurred in 2008 of R$100,692. Under IFRS, the controversial amount of R$308,387 was not recognized as an accounts receivable as of January 1, 2008, neither the new payments occurred in 2008 of R$100,692.

(c) In 2008, the Company recorded in the Brazilian GAAP books a monetary indexation gain of R$262,127 in Financial income related to the value of the reservoirs. Under IFRS, the value of the reservoirs was not recorded as it is not virtually certain that it will be transferred to the Company, and accordingly, the amount of R$262,127 was excluded from Financial income.

(d) On November 17, 2008, the Company and the São Paulo State Government signed the Third Amendment to the GESP Agreement and the São Paulo State Government recognized a debt balance payable to SABESP. As a result of the Third Amendment, the Company recorded the amount of R$136,534, which was not recorded as of January 1, 2008, in the income statement.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(vi)       Accrued pension Plan G0

Pursuant to a law enacted by the São Paulo State Government, certain employees who provided service to the Company prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred to as "Plan G0". The Company pays these supplemental benefits on behalf of the São Paulo State Government and makes claims for reimbursement from the São Paulo State Government, which are recorded as accounts receivable from related party.

Under IFRS, the company recorded the unfunded defined benefit obligation for Plan G0, as historically, it is not virtually certain that SABESP will be reimbursed by the São Paulo State Government for the supplemental benefits paid under Plan G0.

The Company has elected under IFRS 1 to recognize all cumulative actuarial gains and losses against retained earnings as of January 1, 2008. And according to IAS 19, Employee Benefits, SABESP has elected to use a 'corridor' approach to recognize actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the fair value of the plan assets or 10% of the present value of the defined benefit obligation, and charge or credit to income over the employees' expected average remaining working lives.

The adjustments from Brazilian GAAP to IFRS as of December 31, 2009 and 2008 and January 1, 2008 are presented below:

Plan G0	December 31, 2009	December 31, 2008	January 1, 2008

Accrued pension liability under Brazilian GAAP	518,027	535,435	-
Accrued pension obligation under IFRS	1,299,761	1,271,444	1,237,667

Total adjustment to pension obligation under Plan G0	781,734	736,009	1,237,667

Under IFRS, the pension obligation under Plan G0 was recorded in the transition date, as of January 1, 2008, and accordingly, the provision recorded under Brazilian GAAP of R$535,435 in 2008 was reversed under IFRS. The other adjustments from Brazilian GAAP to IFRS in 2009 and 2008 are presented below:

	2009	2008

Pension benefits paid and expensed under Brazilian GAAP	(107,991)	(107,111)
Decrease in accrued pension obligation under Brazilian GAAP	17,408	-
Pension obligation expense under IFRS	136,308	140,888

Total adjustment to pension obligation expense under Plan G0	45,725	33,777

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(vii)      Accrued pension plan G1

The Company has elected under IFRS 1 to recognize all cumulative actuarial gains and losses directly to retained earnings as of January 1, 2008 in the amount of R$ 51,889.

And according to IAS 19, Employee Benefits, SABESP has elected to use a 'corridor' approach to recognize actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the fair value of the plan assets or 10% of the present value of the defined benefit obligation, and charge or credit to income over the employees' expected average remaining working lives.

There were no differences between Brazilian GAAP and IFRS for the pension obligation expenses in 2009 and 2008.

The adjustments from Brazilian GAAP to IFRS as of December 31, 2009 and 2008 and January 1, 2008 are presented below:

Plan G1	December 31, 2009	December 31, 2008	January 1, 2008

Accrued pension obligation under Brazilian GAAP	480,103	419,871	365,234
Accrued pension obligation under IFRS	531,992	471,760	417,123

Total adjustment to pension obligation under Plan G1	51,889	51,889	51,889

(viii)     Sabbatical paid leave

The Company pays amounts equivalent to three months of vacation for each five years' of service as a form of sabbatical paid leave to certain of the Company's employees for which it also claims reimbursement from the State Government. The Company recognizes the costs and obligations associated with these sabbatical leave benefits formally incurred by the State Government on behalf of the Company with respect to its employees as the Company is the recipient of the benefits of the employee service for which the supplemental pension benefits are made. The Company has accounted for this sabbatical obligation by initially recording the adjustment directly against retained earnings on the transition date; subsequent changes are recorded through net income for the year. Amounts reimbursed by the State Government, if any, are accounted for as a reduction in the sabbatical expense. The effect of the recognition of this obligation resulted in an increase in other current liabilities of R$ 9,734, R$ 10,837 and R$7,246, as of December 31, 2009 and 2008 and as of January 1, 2008, respectively.

(ix)       Debt issuance cost

Under Brazilian GAAP, transaction costs associated with the issuance of debt are capitalized, amortized over the contractual debt term and controlled in the same currency as the debt since 2007 and before this date the costs were recognized in the income statement. As some issuances of debt performed before 2007 are still outstanding in the balance sheet the effect of the costs associated with the issuance such debts were adjusted to IFRS. The effect of recognizing additional debt issuance costs resulted in a reduction in loans and financing of R$2,030, R$4,254 and R$7,481, as of December 31, 2009 and 2008 and as of January 1, 2008, respectively.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(x)        Donations

Under Brazilian GAAP, donations related to contributions of property, plant and equipment that the Company received mainly from third parties were recorded at fair value. Under IFRS, the amounts recorded as revenues and capital reserves related to donations received from third parties were reversed, as such donations are controlled by the municipalities. The reversal of donations resulted in a decrease in intangible assets of R$115,241, R$109,301 and R$ 92,271, as of December 31, 2009 and 2008 and January 1, 2008, respectively.

(xi)       Capitalization of borrowing costs

Under Brazilian GAAP, foreign exchange effects on foreign currency loans and financing were capitalized. Under IFRS, capitalization of borrowing costs includes capitalizing foreign exchange differences relating to borrowings to the extent that they are regarded as an adjustment to interest costs. The gain and losses that are an adjustment to interest costs include the interest rate differential between borrowing costs that would be incurred if the entity borrowed funds in its functional currency, and borrowing costs actually incurred on foreign currency borrowings.

In 2009, foreign exchange gains were recorded as a reduction of capitalized interest under Brazilian GAAP. Under IFRS, foreign exchange gains were reversed to the extent of borrowing costs capitalized on foreign currency loans and financing.

(xii)      Deferred tax adjustments

The deferred tax adjustment recognized for the IFRS transition purposes is based on all IFRS adjustments, except for the non-recognition of the accounts receivable from shareholder, and the actuarial liability relating to the Plan G0 and sabbatical paid leave benefits. These adjustments do not give rise to taxable or deductible temporary differences. Additionally, deferred tax was recorded in relation to the revaluation of property, plant and equipment recorded under Brazilian GAAP for which no deferred tax effect had been recorded under Brazilian GAAP. The tax effect of the reconciliation adjustments resulted in deferred tax liabilities of R$670,693, R$632,138 and R$745,093, as of December 31, 2009 and 2008 and January 1, 2008, respectively.

Under Brazilian GAAP, the deferred tax assets and liabilities should be distinguished between current and noncurrent. The deferred tax assets and liabilities accounted as noncurrent must be reclassified to current in the appropriate moment. Under IFRS, when a company presents their assets and liabilities segregated as current and noncurrent, it shall not classify the deferred tax assets and liabilities as current. Additionally, under IFRS, the deferred tax assets and liabilities were offset when the Company has a legally enforceable right to set off current tax assets against current tax liabilities; and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

4          Financial Risk Management

4.1       Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The Company's exposure to foreign currency risk results from a substantial portion of its financial indebtedness denominated in foreign currencies, mainly the U.S. dollar, while the Company generates its operating revenues in Brazilian reais. The Company is also exposed to interest rate risk based upon changes in interest rates, which affect the net financial expenses.

The Company has not utilized derivative instruments, although it may enter in forward exchange transactions and financing funding transactions in Brazilian reais to mitigate the foreign currency exposure. As of December 31, 2009 and 2008 and January 1, 2008, the Company did not have forward exchange transactions.

(a)        Market risk

Foreign currency risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the liability balances of foreign currency-denominated loans and financing obtained in the market and the related financial expenses. The Company does not have hedge or swap contracts to hedge against this risk.

A significant portion of the Company's loans and financing was denominated in US dollars and yens, totaling R$ 1,745,641 as of December 31, 2009 (R$ 2,280,105 as of December 31, 2008 and R$ 1,241,299 as of January 1, 2008). The Company's exposure to currency risks (amounts in thousands) are summarized as follows:

	December 31, 2009		December 31, 2008		January 1, 2008

	Foreign currency	R$	Foreign currency	R$	Foreign currency	R$

Loans and financing - US$	764,647	1,331,403	802,260	1,874,882	670,151	1,187,038
Loans and financing - Yen	21,316,000	400,932	15,116,861	390,015	2,654,422	42,043

As of December 31, 2009, if the Brazilian real had weakened/strengthened by 10% against the US dollar and Yen with all other variables held constant, post-tax profit for the year would have been R$115,212 (2008 - R$150,487) lower/higher, mainly as a result of foreign exchange losses/gains on the translation of foreign currency denominated loans.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The Company has not entered into any derivative contracts to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's loans and financing denominated in reais subject to variable interest rate:

	December 31, 2009	December 31, 2008	January 1, 2008

UPR(i)	2,193,114	2,320,049	2,446,547
CDI(ii)	1,132,376	863,950	812,000
IGP-M(iii)	808,997	1,071,025	968,790
TJLP(iv)	467,006	203,025	209,118
IPCA(v)	210,836	122,700	-

Total loans and financing in local currency	4,812,329	4,580,749	4,436,455

(i) UPR (Unidade Padrão de Referência), a Reference Standard Unit, which is equal to the TR (Taxa Referencial), a Reference Rate.

(ii) CDI (Certificado de Depósito Interbancário), an interbank deposit certificate.

(iii) IGP-M (Índice Geral de Preços do Mercado), a general market price index.

(iv) TJLP (Taxa de Juros a Longo Prazo), a long-term interest rate index.

(v) IPCA (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index.

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its loans and financing with those of its receivables. Water supply and sewage services tariffs do not necessarily follow the increases in the interest rates affecting the Company's indebtedness.

As of December 31, 2009, if interest rates on loans and financing denominated in Brazilian reais had been 100 basis points higher/lower with all other variables held constant, post-tax profit would have been R$31,761 (2008 - R$30,233) lower/higher, mainly as a result of a higher/lower interest expense on floating rate loans and financing.

(b)        Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding accounts receivable. The Company is required by law to invest its surplus cash with financial institutions controlled by the State Government. Credit risk exposure to retail customers is mitigated by sales to a geographically dispersed customer base.

(c)        Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, borrowings from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet operational and capital expenditures needs.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The table below provides the Company's financial liabilities into relevant maturities based on the balance sheet as of December 31, 2009 and 2008 and January 1, 2008.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total

As of December 31, 2009
Loans and financing	1,252,888	1,334,888	2,591,103	3,182,542	8,361,421
Accounts payable to suppliers and contractor	195,765	-	-	-	195,765
Other trade accounts payable	239,494	-	-	-	239,494

As of December 31, 2008
Loans and financing	1,791,050	1,292,933	3,080,618	2,705,780	8,870,381
Accounts payable to suppliers and contractor	187,143	-	-	-	187,143
Other trade accounts payable	198,511	-	-	-	198,511

As of January 1, 2008
Loans and financing	1,034,533	1,659,539	2,878,592	1,901,692	7,474,356
Accounts payable to suppliers and contractor	165,267	-	-	-	165,267
Other trade accounts payable	156,987	-	-	-	156,987

4.2       Capital management

The Company's objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total loans and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the consolidated balance sheet plus net debt.

	December 31, 2009	December 31, 2008	January 1, 2008

Total loans and financing	6,557,970	6,860,854	5,677,754
Less: cash and cash equivalents	(771,008)	(625,732)	(457,340)

Net debt	5,786,962	6,235,122	5,220,414
Total equity	8,438,584	7,324,994	6,758,236

Total capital	14,225,546	13,560,116	11,978,650

Leverage ratio	40.7%	46.0%	43.6%

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

In 2009, the Company's leverage ratio decreased to 40.7% as of December 31, 2009, compared to 46.0% as of December 31, 2008 and 43.6% as of January 1, 2008, as a result of the operating results and an appreciation of the Brazilian real against the U.S. dollar in 2009, which reduced the Company's loans and financing denominated in foreign currency.

4.3       Fair value estimates

The Company adopted the amendment to IFRS 7 for financial instruments that are measured in balance sheet at fair value, which requires the disclosure of fair value measurements by level of the following fair value measurement hierarchy:

.    Quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1).

.    Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

.    Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing or service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets is the current bid price. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market (for example, time deposits and certificates of bank deposit) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

.    Quoted market prices or dealer quotes for similar instruments.

.    Other techniques, such as analysis of discounted cash flows, are used to determine the fair value of the remaining financial instruments.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The following table presents the Company's assets that are measured at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Assets
Cash equivalents	-	672,640	-	672,640

4.4       Financial Instruments

The Company operates with many financial instruments, particularly cash and cash equivalents, including financial investments, and loans and financing as described below.

In 2009 and 2008, the Company did not carry out transactions involving derivatives.

The estimated fair values of financial instruments are as follows:

	December 31, 2009		December 31, 2008		January 1, 2008

	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents	771,008	771,008	625,732	625,732	457,340	457,340
Restricted cash	112,750	112,750	102,002	102,002	7,657	7,657
Customer accounts receivable,net	1,446,273	1,446,273	1,456,218	1,456,218	1,486,672	1,486,672
Accounts receivable from related party, net	396,352	396,352	494,604	494,604	446,417	446,417

Financial liabilities
Loans and financing	6,557,970	7,812,890	6,860,854	8,159,352	5,677,754	5,702,906
Accounts payable to suppliers and contractors	195,765	195,765	187,143	187,143	165,267	165,267

5          Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.1       Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(a)        Allowance for doubtful accounts

The Company records allowance for doubtful accounts in an amount that management considers sufficient to cover probable losses, based on an analysis of customer accounts receivable, in accordance with the accounting policy stated in Note 2.8.

The methodology for determining the allowance for doubtful accounts receivable requires significant estimates, considering a number of factors including historical collection experience, current economic trends, estimates of forecast write-offs, the aging of the accounts receivable portfolio and other factors. While the Company believes that the estimates used are reasonable, actual results could differ from those estimates.

In addition, the Company has substantial assets consisting of amounts owed by the São Paulo State Government. These amounts consist primarily of accounts receivable for services and reimbursement for pensions paid. The Company has not recorded reimbursements totaling R$1,167.9 million, corresponding to an expectation of not being reimbursed by the São Paulo State Government for pension benefits paid on its behalf and for the balances which were not considered virtually certain that will be reimbursed by the São Paulo State Government. Additional information on the accounts receivable from the São Paulo State Government is disclosed in Note 9.

(b)        Intangible assets arising from concession contracts

The Company recognizes intangible assets arising from concession contracts under IFRIC 12, based on the intangible asset model; the Company estimates the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, which is recognized when the infrastructure is built and provided that it will generate future economic benefits. The great majority of the Company's contracts for service concession arrangements entered with each grantor is under service concession agreements in which the Company has the right to receive, at the end of the contract, a payment equivalent to the unamortized asset balance of the concession intangible asset, which in this case, are amortized over the useful life of the underlying physical assets, thus at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related physical asset. Concession intangible assets under Concession contracts and Program contracts are amortized on a straight-line basis over the useful life of the contract. Additional information on the accounting for intangible assets arising from concession contracts is disclosed in Note 2.11(a).

The recognition of fair value for the intangible assets arising on concession contracts is subject to assumptions and estimates, and the use of different assumptions could affect the balances recorded. The estimated useful lives of the underlying assets also requires significant assumptions and estimates, which different assumptions and estimates and changes in future circumstances, could affect the remaining useful lives of the intangible assets and can have a significant impact on the results of operations.

(c)        Impairment of long-lived assets

The Company review long-lived assets for impairment, primarily intangible assets arising from concession contracts, which include water and sewage system physical assets to be held and used in the business, for the purpose of determining and measuring impairment when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable, in accordance with the accounting policy stated in Note 2.12.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

In evaluating impairment of long-lived assets, the evaluation requires significant assumptions and estimates regarding matters that are inherently uncertain, including projections of future operating income and cash flows, future growth rates, and the remaining useful lives of the assets, among other factors. In addition, projections are computed over an extended period of time, which subjects those assumptions and estimates to an even larger degree of uncertainty. While the Company believes that the estimates used are reasonable, the use of different assumptions could materially affect the recoverable amount.

No impairment provisions were required in 2009 and 2008 and as of January 1, 2008.

(d)        Provision for contingencies

The Company is party to a number of legal proceedings involving significant claims. These legal proceedings include, among other types, tax, labor, civil, environmental, dispute with customers and suppliers and other proceedings. Additional information of these legal proceedings is disclosed in Note 16. The Company accrues for probable losses resulting from these claims and proceedings when we determine that the likelihood that a loss has occurred is probable and the amount of such loss can be reasonably estimated. Therefore, the Company is required to make judgments regarding future events. As a result of the significant judgment required in assessing and estimating these provisions for contingencies, actual losses realized in future periods could differ significantly from actual estimates and could exceed the amounts provisioned.

(e)        Pension benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The Company determines the appropriate discount rates at the end of each year, which is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information on the pension plans under Plan G0 and G1 is disclosed in Note 17.

Differences in actual experience or changes in assumptions could affect the carrying amount of pension obligations and expenses recognized in the Company's results.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

6          Cash and Cash Equivalents

	December	December	January
	31, 2009	31, 2008	1, 2008

Cash and banks	98,368	81,638	72,833
Cash equivalents	672,640	544,094	384,507

	771,008	625,732	457,340

Cash and cash equivalents are denominated in Reais. Cash equivalents are mainly represented by Bank Deposit Certificates - CDB's, deposited in financial institutions controlled by the São Paulo State Government.

7          Restricted Cash

This refers to proceeds from services provided to entities related to the Municipal Government of São Paulo, net of taxes, which include: day-care centres, schools, management offices, and health centres, whose funds shall be reinvested in the water and sewage system of the city of São Paulo. At December 31, 2008, the Company presented restricted cash of R$ 102,002 in Other assets as noncurrent assets since management's expectation at that time, was to reinvest most of those funds during the year 2010.

8          Customer Accounts Receivable

(a)        Balance sheet balances

	December	December	January
	31, 2009	31, 2008	1, 2008

Private sector:
General and special customers (i) (ii)	776,040	736,000	704,626
Agreements (iii)	261,139	273,586	202,037

	1,037,179	1,009,586	906,663

Government entities:
Municipal	569,655	521,729	524,519
Federal	2,871	28,252	25,792
Agreements (iii)	143,575	145,767	81,490

	716,101	695,748	631,801

Wholesale customers - Municipal governments: (iv)
Guarulhos	411,774	400,210	383,911
Mauá	190,153	163,015	135,272
Mogi das Cruzes	14,188	16,495	12,549
Santo André	428,227	375,345	326,549
São Caetano do Sul	3,410	3,363	2,971
Diadema	134,992	115,940	99,932

Total wholesale customers	1,182,744	1,074,368	961,184

Unbilled supply	364,480	309,805	301,695

Subtotal	3,300,504	3,089,507	2,801,343
Allowance for doubtful accounts	(1,854,231)	(1,633,289)	(1,314,671)

Total	1,446,273	1,456,218	1,486,672

Current	1,179,730	1,129,746	1,207,885
Noncurrent (v)	266,543	326,472	278,787

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(i)   General customers - residential and small and mid-sized companies.

(ii)  Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii)  Agreements - installment payments of past-due receivables, plus monetary restatement and interest.

(iv) Wholesale customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP and do not pay for the amounts in dispute. The amounts past due, which are substantially included in the allowance for doubtful accounts, are classified in noncurrent assets pursuant to the changes below:

	2009	2008

Balance at beginning of year	1,074,368	961,184
Services provided	332,975	314,288
Receipts - services in the current year	(164,266)	(135,347)
Receipts - services in previous years	(60,333)	(65,757)

Balance at end of year	1,182,744	1,074,368

Current	68,898	51,384
Noncurrent	1,113,846	1,022,984

(v)  The noncurrent portion consists of trade accounts receivable that are past due and renegotiated with customers and amounts past due related to wholesale to municipal governments.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(b)        The aging of trade accounts receivable is as follows

	December	December	January
	31, 2009	31, 2008	1, 2008

Current	1,002,506	949,209	783,946
Past-due:
Up to 30 days	160,979	131,542	148,498
From 31 to 60 days	68,247	73,370	81,244
From 61 to 90 days	47,349	46,708	55,821
From 91 to 120 days	51,887	38,413	46,202
From 121 to 180 days	56,845	66,267	81,313
From 181 to 360 days	112,472	128,033	151,993
Over 360 days	1,800,219	1,655,965	1,452,326

Total past-due	2,297,998	2,140,298	2,017,397

Total	3,300,504	3,089,507	2,801,343

 (c)       Allowance for doubtful accounts

	2009	2008

Previous balance	1,633,289	1,314,671
Private sector/government entities	30,105	99,370
Wholesale customers	190,837	219,248

Additions for the year	220,942	318,618

Balance	1,854,231	1,633,289

Current	852,420	778,238
Noncurrent	1,001,811	855,051

The Company accounted for probable losses on accounts receivable in 2009 totaling R$ 295,799, of which R$ 74,857 (net of recoveries) were written off from accounts receivable (in 2008 - R$ 17,646), under Selling expenses. In 2008, these losses amounted to R$ 336,264.

9          Related Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(a)        Accounts receivable, interest on shareholders' equity payable and revenue and expenses with the São Paulo State Government

	December	December	January
	31, 2009	31, 2008	1, 2008

Accounts receivable
Current:
Water and sewage services (i)	82,278	113,642	311,528
GESP Agreement	26,181	28,256	26,978
Allowance for losses	(12,389)	-	-
Reimbursement for pension benefits paid -
GESP Agreement	25,494	23,050	-
Reimbursement for
pension benefits paid - Monthly flow	14,423	45,183	-

Total current	135,987	210,131	338,506

Long term:
Water and sewage services - GESP
Agreement	73,414	92,396	107,911
Reimbursement for
pension benefits paid - GESP Agreement	186,951	192,077	-

Total noncurrent	260,365	284,473	107,911

Total receivables from shareholder	396,352	494,604	446,417

Provision of water and sewage services	169,484	234,294	446,417
Reimbursement of additional retirement and
pension benefits	226,868	260,310	-

	396,352	494,604	446,417

Interest on shareholders' equity payable to related party	198,099	148,861	551,974

	2009	2008
Gross revenue from sales and services
Water supply	193,771	186,286
Sewage services	164,532	157,349
Payments received from related parties	(349,983)	(281,823)
Financial income	73,927	62,179

(i)    Water and sewage services

The Company provides water supply and sewage collection services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, except for the settlement of receivables outstanding under the Agreement with the São Paulo State Government, as amended.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(ii)    Reimbursement for pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4819/58 ("Benefits") paid by the Company to former employees and pensioners.

Under the Agreement with the São Paulo State Government ("GESP" or the "State"), dated December 11, 2001, GESP recognizes its liability from charges arising from the Benefits, provided that the payment criteria set forth by the State Department of Personnel (DDPE), based on legal guidance of the Legal Consultancy of the Department of Finance and of the State Attorney General's Office (PGE).

As of December 31, 2009, 2008 and January 1, 2008, 2,597, 2,604 and 2,635 retired employees, respectively, received additional retirement benefits, and for the years ended December 31, 2009, 2008 and January 1, 2008, the Company paid R$ 116,082, R$ 110,763 and R$ 104,622, respectively. There were 91 active employees as of December 31, 2009 who will be entitled to these benefits as a result to their retirement as compared to 143 as of December 31, 2008 and 144 in January 1, 2008.

In January 2004, the payments of supplement retirement and pension benefits were transferred to the Department of Finance and would be made in accordance with the calculation criteria determined by the PGE. As a result of a court decision, the responsibility for making the payments returned to SABESP, as originally established.

(iii)   GESP Agreement

On December 11, 2001, the Company, the São Paulo State Government (through the State Department of Finance Affairs, currently Department of Finance) and the Water and Electricity Department (DAEE), with the intermediation of the State Department of Sanitation and Energy (former Department of Water Resources, Sanitation and Construction Works), entered into the Obligations, Payment Commitment and Other Covenants Acknowledgement and Consolidation Agreement ("GESP Agreement") for the settlement of outstanding debts between GESP and the Company related to the provision of water supply and sewage services and to the Benefits.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for ensuring and maintaining the Upper Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the Benefits. The DAEE would transfer the reservoirs to the Company, replacing the amount owed by GESP. However, the São Paulo State Public Prosecution Office challenged the legal validity of this agreement, and its main argument is the absence of a specific legislative authorization for disposal of DAEE's assets. The Company's legal advisors assess the risk of loss in this lawsuit as probable, in case the legislative authorization is not obtained, which would hinder the transfer of the related reservoirs as a partial settlement of the balance receivable.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

•           First Amendment to the GESP Agreement

On March 22, 2004, the Company and the São Paulo State Government amended the terms of the original GESP Agreement, (1) consolidating and recognizing the amounts due by the São Paulo State Government for water supply and sewage collection services provided, monetarily adjusted through February 2004; (2) formally authorizing the offset of amounts due by the São Paulo State Government with interest on shareholders' equity declared by the Company and any other debt owed to the São Paulo State Government as of December 31, 2003, monetarily adjusted through February 2004; and (3) defining the payment conditions of the remaining liabilities of the São Paulo State Government for the receipt of the water supply and sewage services.

•           Second Amendment to the GESP Agreement

On December 28, 2007, the Company and the São Paulo State Government, represented by the Department of Finance, signed the second amendment to the terms of the original GESP Agreement, agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting to R$ 133,709 at November 30, 2007, to be paid in 60 monthly and consecutive installments of the same amount, beginning on January 2, 2008. The amount of the installments will be monetarily restated according to the fluctuation of the IPCA-IBGE, plus interest of 0.5% per month.

The State and SABESP agreed on immediately resuming their compliance with their mutual obligations under new assumptions: (a) implementation of an electronic bill management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in the case of nonpayment of water and sewage bills.

•           Third Amendment to the GESP Agreement

On November 17, 2008, GESP, SABESP and DAEE signed the third amendment to the GESP Agreement, through which GESP recognized a debt balance payable to SABESP totaling R$ 915,251, monetarily adjusted up to September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs as part of the payment of the Undisputed Reimbursement and offered to GESP a provisional settlement, recognizing a credit totaling R$ 696,283, corresponding to the value of the reservoirs in the Upper Tietê system. The Company did not recognize the reimbursement receivable of R$696,283 related to the reservoirs, as it is not virtually certain that will be transferred by the State. The final settlement will only be effected with the actual transfer of the property with the proper Registry of Deeds Office. The remaining balance totaling R$ 218,968 is being paid in 114 monthly, consecutive installments, totaling R$ 1,920 each, including the annual IPCA/FIPE fluctuation, plus interest of 0.5% p.m., the first of which fell due on November 25, 2008.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The Company and the São Paulo State Government are working together to obtain legislative authorization to transfer the reservoirs to SABESP, overcoming the uncertainties arising from the public lawsuit challenging the absence of a specific legislative authorization for the transfer of the property of the reservoirs. The reservoirs will be transferred to the Company after the publication of a legislative authorization.

In addition, the third amendment provides for the regularization of the monthly flow of benefits. While SABESP is liable for the flow of monthly payment of benefits, the State shall reimburse SABESP based on the criteria identical to those applied when determining the Undisputed Reimbursement. Should there be no preventive court decision, the State will assume the flow of monthly payment of benefits portion deemed as undisputed.

(vii)  Controversial Amount of Benefits

As mentioned before, on November 17, 2008 the Company and the State signed the third amendment to the GESP Agreement, when the reimbursements called disputed and undisputed were quantified. The amendment established the efforts to calculate the so-called Disputed Reimbursement of the Benefits. Under the fourth clause of the amendment, the Disputed Reimbursement represents the difference between the Undisputable Reimbursement and the amount actually paid by the Company as pension benefits and pensioners set out in Law 4819/58, for which, the Company understands, the State of São Paulo is originally liable, but paid by SABESP by May 2008, under a court order.

By entering into the third amendment, the State's Legal Representative (PGE) agreed to reassess the differences that gave rise to the disposed reimbursement of benefits set out in Law 4819/58. At the time, the expectation was based on the willingness of the PGE to reanalyze the issue and the implied right of the Company to the reimbursement, including based on opinions from outside legal advisors.

However, new opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, refute the reimbursement of the largest portion of the controversial amount.

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the receivables related to the Disputed Reimbursement without dispute.

SABESP shall not waive the receivables from the State to which the Company considers itself to be legally entitled. Accordingly, it will take all possible actions to resolve the issue at all technical and court levels. Should this dispute persist, the Company will take all the necessary actions to protect the Company's interests. As part of the actions intended to recover the receivables that management considers due by the State, related to discrepancies in the reimbursement of the pension benefits paid by the Company, in the amount of R$ 471,591 as of December 31, 2009. On March 24, 2010, SABESP reported to the controlling shareholder the official letter approved by the executive committee, proposing that the matter be discussed at the São Paulo Stock Exchange (BM&FBovespa) Arbitration Chamber.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The Company's management decided to not recognize the reimbursements which were not considered virtually certain that will be reimbursed by the State. As of December 31, 2009 and 2008 and January 1, 2008, the amounts not recorded by the Company, related to the pension benefits paid on behalf of the State by the Company, totaled R$ 1,167,874, R$ 1,105,362 and R$ 879,077, respectively, including the amount of R$ 696,283 related to the transfer of the reservoirs in the Upper Tietê system. As a result, the Company also recognized the obligation related to the pension benefit obligations maintained with the beneficiaries and pensioners of Plan G0, whose right it is to be paid by SABESP and is not considered virtually certain that SABESP will be reimbursed by the State. As of December 31, 2009 and 2008 and January 1, 2008, the pension benefit obligations of Plan G0 totaled R$ 1,299,761, R$ 1,271,444 and R$ 1,237,667, respectively. For detailed information on the pension benefit obligations refer to Note 17.

(b)        Cash and cash equivalents

The Company's cash and cash equivalents with financial institutions controlled by the São Paulo State Government amounted to R$ 722,170, R$ 579,750 and R$ 421,630 as of December 31, 2009, 2008 and January 1, 2008, respectively. The financial income arising from these investments totaled R$ 73,927 and R$ 62,179 in the years ended December 31, 2009 and 2008, respectively. The Company must, pursuant to a State Decree, invest its surplus resources with financial institutions controlled by the State Government.

(c)        Agreements for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs, which are owned by another entity controlled by the São Paulo State Government; should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. The Company does not pay any fee for the use of these reservoirs but it is responsible for their maintenance and operating costs.

(d)        Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

The Company has signed agreements with government entities related to the State Government and municipalities where it operates involving approximately 6,803 properties that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the consumption of water.

(e)        Guarantees

The State Government provides guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(f)         Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed. In 2009, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$ 5,359 (2008 - R$ 5,503).

In the same period, the expenses related to personnel assigned by other entities to SABESP totaled R$ 335 (2008 - R$ 1,267).

(g)        Services obtained from state government entities

As of December 31, 2009 and 2008, SABESP had an outstanding amount payable of R$ 10,384 and R$ 17,739, respectively, for services rendered by São Paulo State Government entities, including the supply of electric power by Companhia Energética de São Paulo - CESP.

As of December 31, 2009 and 2008, accounts payable for expenses related to construction works performed by DAEE amounted to R$ 11,135.

(h)        Nonoperating assets

As of December 31, 2009 the Company had an amount of R$ 15,931 (December 31, 2008 and January 1, 2008 - R$ 15,957) mainly related to free land lend to the associations, support entities, non-governmental organizations and to DAEE (Water and Electricity Department), among others. The free land lend to DAEE amounts to R$ 2,289.

(i)         SABESPREV

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação SABESP de Seguridade Social - SABESPREV. The net actuarial liability recognized as of December 31, 2009 amounted to R$ 531,992 (December 31, 2008 - R$ 471,760 and January 1, 2008 - R$ 417,123).

(j)         Compensation of Management Key Personnel

Management Fees

SABESP's compensation policy for directors and officers is set out according to guidelines of the São Paulo State Government, the CODEC (State Capital protection Board), and are based on performance, market competitiveness, or other indicators related to the Company's business, and is subject to approval by shareholders at an Annual Shareholders' Meeting.

Officers' compensation is limited to the compensation of the State Governor, and the Board of Directors' compensation is equivalent to 30 percent of the executive committee' overall compensation, contingent on attendance of at least one monthly meeting.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The objective of the compensation policy is to set a private sector management paradigm to retain its staff and recruit competent, experienced and motivated professionals, considering the level of management efficiency currently required by the Company.

In addition to monthly fee, the members of the Board of Directors and the Executive Committee receive:

Bonuses

For the purposes of compensating directors and officers of the companies where the State is the controlling shareholder, as an incentive policy, providing the company records quarterly, half-yearly, and yearly profits, and distributes mandatory dividends to shareholders, even if in the form of interest on shareholders' equity. Annual bonuses cannot exceed the lower of six times the monthly compensation of the officers/directors nor 10 percent of the interest on shareholders' equity paid by the company.

Annual award: equivalent to a monthly fee, calculated on a prorated basis in December of each year.

The purpose of this award is to correspond to the thirteenth salary paid to Company employees, as officers and directors' relationship with the Company is governed by its bylaws and not the labor code.

Benefits: paid only to officers - meal ticket, basket of food staples, medical care, weekly paid rest typified as a paid leave of 30 calendar days, and payment of a premium equivalent to one third of the monthly fee.

The compensation paid by the Company to the members of its board of directors and officers amounted to R$ 2,606 and R$ 2,444 for the years ended December 31, 2009 and 2008, respectively. An additional amount of R$ 856, related to the bonus program, was accrued in the period from January to December 2009 (R$ 933 in 2008).

10        Indemnities Receivable

Indemnities receivable are a noncurrent asset that represents amounts receivable from the Municipalities of Diadema and Mauá as an indemnity for their unilateral termination of the concessions for water supply and sewage services of the Company in 1995. As of December 31, 2009, this asset totaled R$ 146,213, and R$ 148,794 as of December 31, 2008 and January 1, 2008.

Due to these concession agreements, the Company invested in the construction of water and sewage systems in those municipalities in order to meet the concession service commitments. For the unilateral termination of the Diadema and Mauá concessions, the municipalities assumed the responsibility of supplying water and sewage services in those regions. At that time, the Company reclassified the balances of property, plant and equipment related to the assets used in those municipalities to noncurrent assets (indemnities receivable).

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The net book value of property, plant, and equipment relating to the municipality of Diadema, reclassified in December 1996, amounted to R$ 75,231, and the indemnity balance from the municipality amounted to R$ 60,295 (January 1, 2008 and December 31, 2008 - R$ 62,876).

The net book value of property, plant, and equipment relating to the municipality of Mauá, reclassified in December 1999, totaled R$ 103,763, and the indemnities receivables the municipality totaled R$ 85,918.

The Company's right to recover these amounts have been challenged by the municipalities.

SABESP filed lawsuits to collect the amounts due by the municipalities. With respect to Diadema, the decision of the lower court judge was unfavorable to SABESP, which filed an appeal in November 2000. In December 2005, SABESP's appeal to have the agreement entered into with the municipality of Diadema declared valid was partially accepted. Even though this Municipal Government filed appeals against this decision, they were all denied and unappealable decision was issued in April 2009. In December 2007, the decision that accepted the execution of the Companhia de Saneamento the Diadema - Saned was rendered, ordering this company to be summoned to pay the full amount of the debt within 15 days under the penalty of fine. Saned filed an interlocutory appeal against the decision but the appeal was rejected by the Court of Justice in June 2008. The judge approved the seizure of cash from Saned's bank accounts and short-term investments (online seizure) of up to 10% of the adjusted debt. An appeal was filed against this decision, but the Appellate Court upheld the final and unappealable decision. R$ 2,919 were seized and withdrawn on March 3, 2009. Subsequently, the Court of Justice issued an injunction determining the seizure through weekly deposits by Saned in the amount corresponding to 20% of everything received in its bank accounts and short-term investments. This injunction was confirmed in sentence of the Court of Justice, which can still be appealed.

On December 29, 2008, Saned and the Municipality of Diadema entered into a Letter of Intent with the São Paulo State and SABESP for the purpose of preparing studies and conducting negotiations to guide Diadema's and SABESP's decisions, aiming to establish SABESP as the exclusive provider of water supply and sewage services for the City of Diadema.

The parties agree that the settlement of the existing conflicts between the companies is indispensable for the proper development of the public utility services of water supply and sewage services in the municipality of Diadema.

In January 2009, the parties filed a joint petition requesting the suspension of new seizures, for a three-month period, trying to enable an agreement. The suspension was confirmed by the Tax Court. As the settlement on which a possible agreement will be based was maintained, the suspension request was renewed in April 2009, October 2009, and January 2010.

With respect to Mauá, a lower court decision demanded this Municipality pay the amount of R$ 153.2 million to SABESP as a compensation for loss of profits. In April 2005, the Municipality of Mauá filed an appeal against this decision. In July 2006, the decision was converted into a measure consisting of an expert clarification on the amount of the indemnity for loss of profits. The clarification was provided in December 2007, and the expert confirmed the amount of the loss of profits determined by the lower court. In August 2008, the Court of Justice decided for the integral maintenance of the lower court decision. The Municipality of Mauá filed special and extraordinary appeals against the decision that confirmed the sentence to indemnify SABESP. Both appeals were denied by the Court of Justice, which led to the filing of a bill of review with the Superior Court of Justice and Federal Supreme Court.

Based on the opinion of its legal advisors, management continues to believe that the Company is entitled to receive the amounts related to the indemnity and continues to monitor the status of the lawsuits.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

11        Intangible Assets

	December 31, 2009			December 31, 2008			January 1, 2008

		Accumulated			Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net	Cost	amortization	Net

Intangible rights arising from concession contracts
Service concession agreements	23,295,958	(7,783,965)	15,511,993	21,487,822	(7,286,358)	14,201,464	20,634,127	(6,728,621)	13,905,506
Concession contracts	669,301	(165,156)	504,145	651,872	(142,148)	509,724	628,428	(120,639)	507,789
Program contracts	1,065,755	(34,163)	1,031,592	884,865	(12,843)	872,022	8,704	-	8,704

	25,031,014	(7,983,284)	17,047,730	23,024,559	(7,441,349)	15,583,210	21,271,259	(6,849,260)	14,421,999
Software licenses	42,679	(33,114)	9,565	29,725	(20,123)	9,602	-	-	-

Total	25,073,693	(8,016,398)	17,057,295	23,054,284	(7,461,472)	15,592,812	21,271,259	(6,849,260)	14,421,999

Movements on the intangible assets are as follows:

	January		Write-off and		December
	1, 2008	Additions	disposals	Amortization	31, 2008

Intangible rights arising on concession contracts
Service concession agreements	13,905,506	1,030,035	(176,340)	(557,737)	14,201,464
Concession contracts	507,789	23,444	-	(21,509)	509,724
Program contracts	8,704	876,161	-	(12,843)	872,022

	14,421,999	1,929,640	(176,340)	(592,089)	15,583,210
Software licenses	-	29,725	-	(20,123)	9,602

	14,421,999	1,959,365	(176,340)	(612,212)	15,592,812

	December		Write-off and		December
	31, 2008	Additions	disposals	Amortization	31, 2009

Intangible rights arising on concession contracts
Service concession agreements	14,201,464	1,859,914	(51,778)	(497,607)	15,511,993
Concession contracts	509,724	17,429	-	(23,008)	504,145
Program contracts	872,022	180,890	-	(21,320)	1,031,592

	15,583,210	2,058,233	(51,778)	(541,935)	17,047,730
Software licenses	9,602	12,954	-	(12,991)	9,565

	15,592,812	2,071,187	(51,778)	(554,926)	17,057,295

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Intangible rights arising from concession contracts

The Company operates concession contracts as defined by IFRIC 12 covering the provision of basic and environmental sanitation services, water supply and sewage services. These concession arrangements set out rights and obligations relative to the infrastructure and to the public service (See Note 2.11(a)). A general obligation also exists to return the concession infrastructure to the grantor in good working condition at the end of the concession.

As of December 31, 2009 and 2008, the Company operates in 366 municipalities in the State of São Paulo. In most of these municipalities operations are based on 30-year concession period. The agreement with the municipality of São Paulo is accounted for as a service concession arrangement.

The services provided by the Company are billed at a fixed price regulated and controlled by the "Agência Reguladora de Saneamento e Energía do Estado de São Paulo" ("ARSESP").

Intangible rights arising on concession contracts are comprised of:

(i) Service concession agreements

The concession contracts state that the property will revert to the grantor at the end of the period, through compensation for the residual value or market value of the underlying physical assets in accordance with the stipulations in each contract and amortization are calculated using the straight-line method, which consider the physical assets economic useful lives.

(ii) Concession contracts

From 1999 through 2006, the negotiations for new concessions were conducted on the basis of the economic and financial profit or loss of the transaction, determined in a valuation report issued by independent appraisers.

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession contract" and amortized over the period of the related concession (usually 30 years). As of December 31, 2009 and 2008 and January 1, 2008 there were no amounts pending related to these payments to the municipalities.

Intangible assets are amortized on a straight line basis over the term of the concession agreements entered into with the related municipality. In 2009 and 2008, amortization expense related to these concession contracts was R$ 23,008 and R$ 21,509, respectively.

 (iii) Program contracts

After the enactment of the regulatory framework in 2007, renewals of concession agreements are made through "program contracts" for the purpose of provide public utility services of water supply and sewage services, where the Company operates the assets purchased or built during the 30-year concession period and bill the the customer for the services provided. In some program contracts the Company assumed commitments to financially participate in social and environmental sanitation actions. The assets built and commitments assumed under the program contracts are recorded as intangible assets and are being amortized on a straight line basis according to the effective period of the program contract (mostly 30 years).

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

In 2009, the amortization expense related to the program contracts totaled R$ 21,320 (2008 - R$ 12,843).

As of December 31, 2009, the amounts not yet disbursed related to commitments under the program contracts are recorded in Other obligations in current liabilities in the amount of R$ 45,584, and noncurrent liabilities in the amount of R$ 93,292.

(a)        Disposals of concession intangible assets

In 2009, the Company wrote off concession intangible assets items totaling R$ 51,778 (2008 - R$176,340), which resulted in a total loss of R$ 33,753 (2008 - R$ 39,093). Of the total loss, R$ 26,551 (2008 - R$ 30,566) refers to items no longer in use, due to obsolescence, theft and misplacements, R$ 6,899 (2008 - R$ 8,527) to discontinued construction, unproductive wells and projects considered economically unfeasible, and R$ 303 to loss on sale of part of the land of the Theodoro Ramos water treatment plant (WTA).

In 2008, the Company recorded losses on concession intangible assets related to program contracts totaling R$ 137,346 related to leasehold improvements (DAEE - Sistema Produtor Alto Tietê).

(b)        Capitalization of interest and financial charges

In 2009, the Company capitalized interest and monetary indexation, including related foreign currency exchange effects, in concession intangible assets during the construction period of the qualifying assets totaling R$ 51,625 (2008 - R$ 219,430).

(c)        Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result of expropriations are recorded as concession intangible assets after the transaction is completed. In 2009, the amount related to expropriations was R$ 6,244 (2008 - R$ 11,004).

(d)        Assets pledged as guarantee

As of December 31, 2009 and 2008 and January 1, 2008, the Company had assets totaling R$ 249,034 offered as guarantee to the request for the PAES (tax debt refinancing program) (Note 14).

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

12        Property, Plant and Equipment

	December 31, 2009			December 31, 2008			January 1, 2008

		Accumulated			Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net	Cost	depreciation	Net

Land	6,836	-	6,836	7,371	-	7,371	7,371	-	7,371
Buildings	12,416	(5,771)	6,645	12,355	(5,197)	7,158	9,164	(4,461)	4,703
Equipment	37,082	(18,676)	18,406	33,901	(16,050)	17,851	26,996	(14,499)	12,497
Transportation equipment	10,427	(8,915)	1,512	9,892	(8,822)	1,070	9,319	(9,031)	288
Furniture, fixtures and equipment	36,195	(19,835)	16,360	33,250	(17,909)	15,341	27,685	(16,060)	11,625
Other	1,269	(476)	793	953	(474)	479	915	(429)	486

	104,225	(53,673)	50,552	97,722	(48,452)	49,270	81,450	(44,480)	36,970

Movements on the property, plant and equipment are as follows:

	January		Write-off and		December
	1, 2008	Additions	Disposals	Depreciation	31, 2008

Land	7,371	-	-	-	7,371
Buildings	4,703	3,191	-	(736)	7,158
Equipment	12,497	7,667	(66)	(2,247)	17,851
Transportation equipment	288	1,081	-	(299)	1,070
Furniture, fixtures and equipment	11,625	6,408	(33)	(2,659)	15,341
Other	486	38	-	(45)	479

	36,970	18,385	(99)	(5,986)	49,270

	December		Write-off and		December
	31, 2008	Additions	Disposals	Depreciation	31, 2009

Land	7,371	-	(535)	-	6,836
Buildings	7,158	118	(20)	(611)	6,645
Equipment	17,851	3,341	(29)	(2,757)	18,406
Transportation equipment	1,070	866	-	(424)	1,512
Furniture, fixtures and equipment	15,341	4,635	(167)	(3,449)	16,360
Other	479	387	(4)	(69)	793

	49,270	9,347	(755)	(7,310)	50,552

(a)        Depreciation

In 2009, the Company reviewed and adjusted the estimated useful lives of its property, plant and equipment, which was accounted for prospectively from January 1, 2009. The annual depreciation rates were as follows:

Property, plant and equipment	2009	2008

Buildings	2%	4%
Equipment	5%	10%
Transportation equipment	10%	20%
Furniture, fixtures and equipment	6.7%	10%

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

13        Loans and Financing

	December 31, 2009			December 31, 2008			January 1, 2008

	Current	Noncurrent	Total	Current	Noncurrent	Total	Current	Noncurrent	Total

Denominated in local currency
Federal Government/Banco do Brasil	288,833	1,127,136	1,415,969	263,497	1,406,001	1,669,498	238,194	1,642,644	1,880,838
6th issue debentures	225,380	-	225,380	239,809	229,434	469,243	-	425,303	425,303
7th issue debentures	121,165	-	121,165	199,432	123,226	322,658	-	311,018	311,018
8th issue debentures	-	417,862	417,862	348,819	425,268	774,087	-	734,644	734,644
9th issue debentures	-	223,741	223,741	-	218,146	218,146	-	-	-
10th issue debentures	-	274,476	274,476	-	-	-	-	-	-
Caixa Econômica Federal	78,871	679,992	758,863	68,840	567,149	635,989	58,267	490,904	549,171
Promissory notes	-	898,447	898,447	-	-	-	-	-	-
FIDC - SABESP I	55,556	13,889	69,445	55,556	69,444	125,000	55,555	125,000	180,555
National Bank for Economic and Social Development (BNDES)	42,857	83,940	126,797	42,814	126,657	169,471	41,904	165,689	207,593
National Bank for Economic and Social Development (BNDES) - Baixada Santista	-	130,473	130,473	-	32,145	32,145	-	-	-
National Bank for Economic and Social Development - BNDES PAC	-	14,602	14,602	-	-	-	-	-	-
Other	3,276	11,575	14,851	2,802	13,586	16,388	3,146	18,753	21,899
Interest and charges	112,297	7,961	120,258	118,843	29,281	148,124	93,398	32,036	125,434

Total denominated in local currency	928,235	3,884,094	4,812,329	1,340,412	3,240,337	4,580,749	490,464	3,945,991	4,436,455

Denominated in foreign currency
Inter-American Development Bank (IADB) US$ 374,647,000 (2008 - US$ 412,260,000; January 1, 2008 - US$ 432,099,000)	64,250	588,085	652,335	86,420	877,031	963,451	64,764	700,613	765,377
Eurobonds - US$ 140,000,000 (2008 - US$ 140,000,000; January 1, 2008 - US$ 238,052,000)	-	243,001	243,001	-	326,302	326,302	173,152	247,521	420,673
JBIC - ¥ 21,316,000,000 (2008 - ¥ 15,116,861,000; January 1, 2008 - ¥ 2,654,422,000)	-	400,932	400,932	-	390,015	390,015	-	42,043	42,043
IADB 1983AB - US$ 250,000,000 (in January 1 and December 31, 2008 - US$ 250,000,000)	-	431,911	431,911	-	580,595	580,595	-	-	-
Interest and charges	17,462	-	17,462	19,742	-	19,742	13,206	-	13,206

Total denominated in foreign currency	81,712	1,663,929	1,745,641	106,162	2,173,943	2,280,105	251,122	990,177	1,241,299

Total loans and financing	1,009,947	5,548,023	6,557,970	1,446,574	5,414,280	6,860,854	741,586	4,936,168	5,677,754

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	Currency	Guarantees	Maturity	Annual interest rates	Monetary indexation

Financial institution
Local currency
Federal Government/Banco do Brasil	Real	São Paulo State Government and Own funds	2014	8.50%	UPR
6th issue debentures	Real	No guarantees	2010	11%	IGP-M
7th issue debentures	Real	No guarantees	2010	10.8%	IGP-M
8th issue debentures	Real	No guarantees	2011	10.75%	IGP-M
9th issue debentures	Real	No guarantees	2015	CDI+2.75% and 12.87%	IPCA
10th issue debentures	Real	No guarantees	2020	TJLP + 1.92% (1st & 3rd series) & 9.53% (2nd series)	IPCA
Caixa Econômica Federal	Real	Own funds	2010/2031	6.8% (weighted)	UPR
Promissory notes	Real		2015	CDI + 3.5%
FIDC - SABESP I	Real	Own funds	2011	CDI + 0.70%
National Bank for Economic and Social Development (BNDES)	Real	Own funds	2013	3% + TJLP 6% LIMIT
National Bank for Economic and Social Development (BNDES) - Coastal region	Real		2019	2.5% + TJLP 6% LIMIT
National Bank for Economic and Social Development - BNDES PAC	Real	Own funds	2023	2.15% + TJLP 6% LIMIT
Other	Real		2010/2018	12%/CDI/TJLP + 6%	UPR

Foreign currency
Inter-American Development Bank (IADB) US$ 374,647,000 (2008 - US$ 412,260,000; January 1, 2008 - US$ 432,099,000)	U.S. dollar	Federal Government	2016/2025	3.00% to 4.93%	Currency Basket Fluctuation + US$
Eurobonds - US$ 140,000,000 (2008 - US$ 140,000,000; January 1, 2008 - US$ 238,052,000)	U.S. dollar		2016	7.50%	US$
JBIC - ¥ 21,316,000,000 (2008 - ¥ 15,116,861,000; January 1, 2008 - ¥ 2,654,422,000)	Yen	Federal Government	2029	1.8% and 2.5%	Yen
IADB 1983AB - US$ 250,000,000 (in January 1 and December 31, 2008 - US$ 250,000,000)	U.S. dollar		2023	4.47% to 4.97%	US$

Exchange rate as of December 31, 2009: US$ 1.7412; Yen 0.018809 - (December 31, 2008 - US$ 2.3370; Yen 0.02580 and January 1, 2008 - US$ 1.7713; Yen 0.015839).

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(a)        Banco do Brasil

In March 1994, the Company refinanced the existing loan agreements with Caixa Econômica Federal, which assigned loans rights represented by receivables to the Federal Government, with Banco do Brasil acting as financial agent. Under the agreement entered into with the Federal Government, payments are made based on the Price amortization system, monthly indexed by the Standard Reference Unit (UPR), which is equal to the Government's benchmark Interest Rate (TR), plus interest of 8.5% per year. The interest and principal amount are monthly paid with final maturity in 2014. This financing is guaranteed by the São Paulo State Government by a pledge of its own revenues and revenues of the Company.

(b)        Debentures

(i)         6th issue

On September 17, 2004, the Company registered with the CVM a securities program totaling R$ 1,500,000. As part of this program, the Company issued on September 1, 2004, 600,000 debentures in three series, without renegotiation, with a face value of R$ 1 each, totaling R$ 600,000. The date for the financial settlement of the transaction was September 21, 2004 for the Series 1 and September 22, 2004 for the Series 2 and 3.

The debentures were placed on the market as follows:

	Number	Adjustment	Interest	Interest payment	Repayment	Maturity

Series 1	231,813	-	CDI+1.75% p.a.	Semiannual	Single installment	September 2007
Series 2	188,267	IGP-M	11% p.a.	Annual	Single installment	September 2009
Series 3	179,920	IGP-M	11% p.a.	Annual	Single installment	September 2010

Interest expense totaled R$ 17,296 and R$ 26,999, in 2009 and 2008, respectively, related to the series 2, and R$ 24,424 and R$ 25,802, respectively, related to the series 3.

Series 1 of the 6th issue of debentures was fully repaid on September 3, 2007. Series 2 of the 6th issue of debentures was fully repaid on September 1, 2009.

(ii)        7th issue

As part of the program registered with the CVM on September 17, 2004, the Company issued 300,000 debentures in three series on March 1, 2005, without renegotiation, with a face value of R$ 1 each, totaling R$ 300,000. The date of financial settlement of the operation was March 14, 2005.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The debentures were placed on the market as follows:

	Number	Adjustment	Interest	Interest payment	Repayment	Maturity

Series 1	200,000	-	CDI+1.5% p.a.	Semiannual	Single installment	March 2009
Series 2	100,000	IGP-M	10.80% p.a.	Annual	Single installment	March 2010

Interest expense totaled R$ 4,611 and R$ 27,171 in 2009 and 2008, respectively, related to the series 1, and R$ 13,015 and R$ 13,444, respectively, related to the series 2.

Series 1 of the 7th issue of debentures was fully repaid on March 1, 2009.

(iii)       8th issue

To terminate the program registered with the CVM on September 17, 2004, the Company issued on June 1, 2005, 700,000 debentures, using the option to increase the number of debentures allowed by up to 20%, distributed in two series, without renegotiation, with the face value of R$ 1 each, totaling R$ 700,000. The date for the financial settlement of the operation was June 24, 2005. Proceeds were used in the settlement of Eurobonds agreement.

The debentures were placed on the market as follows:

	Number	Adjustment	Interest	Interest payment	Repayment	Maturity

Series 1	350,000	-	CDI+1.5% p.a.	Semiannual	Single installment	June 2009
Series 2	350,000	IGP-M	10.75% p.a.	Annual	Single installment	June 2011

Interest expense totaled R$ 18,520 and R$ 47,580 in 2009 and 2008, respectively, related to the series 1, and R$ 44,441 and R$ 46,357, respectively, related to the series 2.

Series 1 of the 8th issue of debentures was fully repaid on June 1, 2009.

(iv)       9th issue

On October 23, 2008, the Company registered with the CVM a securities program for a total amount of R$ 3 billion and made a Public Offering of Simple Debentures, unsecured and non-convertible, of the 9th issue, in the context of the said program.

The debentures were placed on the market as follows:

	Number	Adjustment	Interest	Interest payment	Repayment	Maturity

Series 1	100,000	-	CDI+2.75% p.a.	Semiannual	Annually (from October 15, 2011)	October 15, 2013
Series 2	100,000	IPCA	12.87% p.a.	Annual	Annually (from October 15, 2013)	October 15, 2015

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Repayment will be made in three annual and consecutive installments of the same amount, the first of which falls due on October 15, 2011 for series 1 and October 15, 2013 for the series 2.

Settlement date of series 1 was on November 7, 2008 and of series 2 on November 10, 2008.

The funds arising from this issuance were used to refinance debts falling due.

Interest expense totaled R$ 12,546 and R$ 3,340 in 2009 and 2008, respectively, related to the series 1, and R$ 16,120 and R$ 3,185, respectively, related to the series 2.

Financial covenants of the 6th, 7th, 8th, and 9th issue of debentures:

.    Adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by the Company that are recorded in current liabilities) higher than 1.0.

.    EBITDA to financial expenses ratio equal to or higher than 1.5.

.    Noncompliance with these obligations will only be typified when verified in the quarterly financial statements for at least two consecutive quarters or two nonconsecutive quarters within a twelve-month period.

In case of noncompliance with the covenants, the trustee should call an extraordinary debentureholers' meeting within 48 hours from the acknowledgement of the noncompliance to resolve on the declaration of accelerated maturity of the debentures.

(v)        10th issue

On November 15, 2009, the Company launched 100 debentures, subscribed exclusively by the National Bank for Economic and Social Development (BNDES). These debentures were distributed in three nonconvertible series, at a nominal value of R$ 2,753.7, totaling R$ 275,370. This transactions was settled on December 15, 2009, for all series.

The debentures were placed on the market as follows:

	Number	Adjustment	Interest	Interest payment	Repayment	Maturity

Series 1	28	-	TJLP + 1.92% p.a.	Quarterly to November 2012 and monthly from then on	Monthly (from December 2012)	November 2020
Series 2	30	IPCA	9.53% p.a.	Annual	Annual (from December 2013)	December 2020
Series 3	42	-	TJLP + 1.92% p.a.	Quarterly to November 2012 and monthly from then on	Monthly (from December 2012)	November 2020

The funds raised in this issuance will be used in expenditures in water supply and sewage systems in the following projects: Water Treatement Stations at Rio Grande, Litoral Norte, Vale do Paraíba and Mantiqueira, Bacia do Piracicaba-Capivari-Jundiai; and for program of reduction of losses.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Interest expense in 2009 totaled R$ 755 for series 1, R$ 207 for series 2, and R$ 1,132 for series 3.

Financial covenants

.    EBITDA to Net revenue: equal or higher than 38%.

.    EBITDA to Financial expenses ratio: equal to or higher than 2.35.

.    Net debt to EBITDA: equal to or higher than 3.65.

(c)        Caixa Econômica Federal - Pro-sanitation Program

(i)         Water and sewage

Several loan agreements were entered into from 1996 to 2004 under the Pro-Sanitation Program for expanding and improving the water supply and sewage systems of several municipalities of the State of São Paulo and of the City of São Paulo. Loans are collateralized by the collections of the daily billings of water supply and sewage services up to the total amount of the debt.

Contractually established repayment terms range from 120 to 180 months, after the beginning of the repayment period.

The balance as of December 31, 2009 was R$ 637,611 (December 31, 2008 - R$ 614,934 and January 1, 2008 - R$ 527,669), and the unused amount of these facilities was R$ 168,483.

The contractual charges are:

Contract signed in	1996	1997	1998 to 2004

Interest rate	9.5% p.a.	6.5% to 8.0% p.a.	6.5% to 8.0% p.a.

During grace period
Risk rate	1.0% p.a. on amount disbursed	1.0% p.a. on amount disbursed	0.6% p.a. or 2% p.a. on outstanding debt balance
Management fee	0.12% p.m. on the contract amount	2.0% p.a. on amount disbursed	1.0% p.a. on amount disbursed or 2% p.a. on debt balance for contracts entered into in 2003 and 2004

During repayment period
Management fee	Difference between installment calculation and a 10.5% p.a. rate less the 9.5% p.a. rate	1.0% on the debt balance	1.0% on the debt balance

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(ii)        Pró-Sanear Program

In 1997, 1998 and 2008, contracts were signed under the Pró-Sanear Program for the improvement of water and sewage services, with the involvement of the communities receiving the services, in several municipalities of the Metropolitan Region of São Paulo. The credit facilities are collateralized by the collections of the daily billings of water supply and sewage services up to the total amount of the debt. Repayment will be made in 180 months after the beginning of the repayment period. As of December 31, 2009, the balance was R$ 18,978 (December 31, 2008 - R$ 21,055 and January 1, 2008 - R$ 21,502), and the amount available for use from these facilities, for projects already in progress was R$ 4,298.

The financial charges are:

.    interest rate - 5.0% p.a.;

.    management fee (grace period) - 2.0% p.a. on debt outstanding balance;

.    management fee (repayment phase) - 1.0% p.a. on debt outstanding balance;

.    risk rate (grace period) - 1.0% p.a. on amounts disbursed.

 (iii)      Growth Acceleration Program (PAC)

In 2007 and 2008, we entered into agreements linked to the Universal Water and Sewage Services were entered with several municipalities, with funds from the Government Severance Indemnity Fund for Employees (FGTS). The credits facilities are guaranteed by a monthly flow of the billings corresponding to the minimum of three times the monthly charge. Repayments will be made in 240 months after the beginning of the repayment period. The balance as of December 31, 2009 was R$ 102,274, and available facilities total R$ 1,175,460.

The financial charges are:

.    interest rate - 6% p.a.;

.    management fee - 1.05% p.a. during the period of the contract;

.    risk rate - 0.3% p.a. on the adjusted debt balances.

Covenants

An Agreement for Performance Improvement sets targets for financial indicators (billing losses, revenue evasion, cash and cash equivalents and reduction of the number of days of committed receivables), and operating indicators that, based on the past two years, are annually projected for the following five years.

Noncompliance with 4 of the 8 covenant clauses will accelerate the maturity of the contract.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(d)        BNDES

Contract 01.2.619.3.1 - Entered into in August 2002, totaling up to R$ 60,000, for the purpose of financing part of the Company's contribution to the Tietê River Pollution Abatement Project - Stage II, related to loan agreement 1212/OC - BR with the Inter-American Development Bank (IADB). The related project is in progress and the outstanding balance as of December 31, 2009 was R$ 31,699 (December 31, 2008 - R$ 42,367 and January 1, 2008 - R$ 51,896).

The related project is in performance of works stage and the debt balance as of December 31, 2009 was R$ 95,098 (December 31, 2008 - R$ 127,104 and January 1, 2008 - R$ 155,697). The funds are onlent from BNDES to the agents and from the latter to SABESP. The onlending agreement has the same purpose as the agreement between BNDES and SABESP, and the same interest and repayment terms, as follows:

Interest - TJLP limited to 6% p.a., plus a 3% p.a. spread, paid quarterly during the grace period, and monthly in the repayment period. The TJLP portion exceeding 6% p.a. will be added to the debt outstanding balance.

Repayment of borrowings was initiated in September 2005, with monthly payments, and conclusion scheduled for February 2013.

Loans are collateralized by part of revenues from the provision of water and sewage services.

Covenants

.    Adjusted current ratio: higher than 1.0.

.    Ebitda/Net Operating Revenue: equal to or higher than 38%.

.    Total connections (water and sewage)/own employees: equal to or higher than 520.

.    EBITDA/Debt Service cost: equal to or higher than 1.5.

.    Equity to Total Liabilities: equal to or higher than 0.8.

Noncompliance with covenants will accelerate the maturity of the contract.

(e)        BNDES Baixada Santista

In November 2007, the Company entered into a financing agreement with BNDES for the Environmental Recovery Program of the Santos Metropolitan Region, totaling R$ 129,973 with interest of 2.5% p.a. plus TJLP limited to 6%.

Repayment will be made in 96 monthly, consecutive installments, starting January 2012 to December 2019.

A portion of the Company's revenue is pledged as guarantee for this financing.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The agreement is in progress and the debt balance as of December 31, 2009 was R$ 130,473 (2008 - R$ 32,145).

(f)         Receivables Investment Funds (FIDC)

On March 23, 2006, a single series of senior shares and 26 subordinated shares, held in a deposit account in the name of its holders, were issued with unit value on issue date corresponding to R$ 500. The senior shares are being repaid in 54 monthly installments, starting October 2006, and their final maturity is in March 2011. As of December 31, 2009, the balance of subordinated shares was R$ 20,138, recorded in line account 'Other receivables' in noncurrent assets; the balance of senior shares was R$ 69,445, recorded in 'Loans and financing'. Subordinated shares were subscribed and paid up exclusively by SABESP. The Fund yield benchmark corresponds to 100% of the DI rate (a managed prime rate), plus a fixed interest coupon of 0.70% per base year of 252 business days, pursuant to the terms of its regulations.

The Fund is managed by Caixa Econômica Federal and its custodian and recording agent is Banco do Brasil S.A.

The funds raised, totaling R$ 250 million, were used by the Company to settle debts in 2006.

(g)        Eurobonds

In June 2003, the Company issued Eurobonds abroad (Eurobonds 2008) totaling US$ 225 million. The issue was led by The Bank of New York and the principal agent was The Bank of Tokyo Mitsubishi Ltd. The interest rate is 12% p.a., paid semi-annually and final maturity in June 2008. The funds were used for the final repayment of the US$ 200 million Eurobond which matured in July 2003.

On November 6, 2006, the Company settled in advance part of this loan, totaling R$ 272,811, with funds raised through the issuance of Eurobonds (Eurobonds 2016) totaling US$ 140 million.

In July 2008, the Eurobond 2008 agreement, totaling R$ 158,256 and R$ 9,495 related to interest for the period, was repaid. The repayment was made with part of the AB loan.

On November 3, 2006, the Company issued Eurobonds abroad (Eurobonds 2016) totaling US$ 140 million. The issue was led by Deutsche Bank Trust Company Americas and the principal agent was Deutsche Bank Luxembourg S.A. The interest rate is 7.5% p.a., paid semiannually, and maturity is in November 2016. As discussed in (i) above, the funds raised were used for the early repayment and partial issue of US$ 225 million in the Eurobonds, with final maturity in June 2008, and the amount redeemed was US$ 126,948,000.

Due to the payment in advance of Eurobonds 2008, an amendment to the loan agreement was entered into cancelling the mandatory calculation of covenants.

Covenants - for Eurobonds 2016.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Limit new debt so that:

.    adjusted total debt to EBITDA does not exceed 3.65;

.    the Company's debt service coverage ratio, determined on the date this debt was incurred, shall not be lower than 2.35.

Noncompliance with covenants will accelerate the maturity of the contract.

(h)        Inter-American Development Bank (IADB)

Loan Agreement 713 - In December 1992, the Company entered into a loan agreement with the IADB for US$ 400 million to finance the first stage of the Tietê River Pollution Abatement Project. The repayment period started in June 1999 in semiannual installments, subject to annual floating rate interest, varying according to the loans raised by the Bank in each six-month period, and final maturity in December 2017. In December 1992, the Federal Republic of Brazil signed a guarantee contract with the IADB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2009 was US$ 190,753 thousand, R$ 332,139 (December 31, 2008 - R$ 503,179 and January 1, 2008 - R$ 397,990).

Loan Agreement 896 - In December 1992, the Company entered into a loan agreement with the IADB for US$ 50 million to finance the first stage of the Tietê River Pollution Abatement Project. Semiannual repayments started in June 1999, with annual interest of 3% and final maturity in December 2016. In December 1992, the Federal Republic of Brazil signed a guarantee contract with the IADB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2009 was US$ 19,444 thousand, R$ 33,856 (December 31, 2008 - R$ 51,933 and January 1, 2008 - R$ 44,282).

Loan Agreement 1212 - In July 2000, the Company entered into a loan agreement with the IADB for US$ 200 million to finance the second stage of the Tietê River Pollution Abatement Project. In 2008, total disbursement for this agreement was US$ 2,434 thousand and there are no amounts to be disbursed. The loan is being amortized semiannually and final maturity in July 2025. Interest is being paid on a semiannual basis, based on daily balances, at an annual variable rate according to the costs of loans of the Bank in the preceding six-month period, plus a spread, and changes every six months. The debt balance as of December 31, 2009 was US$ 164,450 thousand, R$ 286,340 (December 31, 2008 - R$ 408,339 and January 1, 2008 - R$ 323,105).

Covenants

.    Loan agreements 713, 896 and 1212 - Tariffs must: (a) produce revenues sufficient to cover the system's operating expenses, including administrative, operating, maintenance, and depreciation expenses; (b) provide a return on property, plant, and equipment no less than 7%; and (c) during project execution, the balances of short-term loans must not exceed 8.5% of total equity.

Noncompliance with covenants will accelerate the maturity of the contract.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(i)         Japan Bank for International Cooperation ("JBIC")

On August 6, 2004, the Company entered into a financing agreement with the JBIC - Japan Bank for International Cooperation, guaranteed by the Federal Government, totaling ¥21,320 million, equivalent to approximately R$ 337,687, for the Environmental Recovery Program of the Santos Metropolitan Region. Total financing period is 25 years, with a seven-year grace period and 18 years of repayment in semi-annual installments. Interest is being paid on a semiannual basis since 2006, and is 2.5% p.a. for the sewage network and 1.8% p.a. for sewage treatment facilities. The balance of this loan agreement as of December 31, 2009 was R$ 400,932 (December 31, 2008 - R$ 390,015 and January 1, 2008 - R$ 42,043).

(j)         AB Loan (IADB 1983AB)

On May 27, 2008, the Company entered into a loan agreement AB loan with IADB, totaling US$ 250.0 million, which was fully disbursed in June 2008. The funds obtained were used to settle Eurobonds 2008 and to partly perform the Company's investment plan.

The characteristics of this loan agreement are as follows:

	US$	Repayment from	Maturity	Interest (LIBOR + spread)

1983 A	100.0 million	May 2011	May 2023	2.595% + 2.375%
1983 B1	100.0 million	May 2011	May 2020	2.595% + 2.075%
1983 B2	50.0 million	May 2011	May 2018	2.595% + 1.875%

Interest is being paid on a semiannual basis since November 2008. The balance of this loan agreement as of December 31, 2009 was US$ 250.0 million, equivalent to R$ 435,300 (2008 - R$ 584,250), less part of the borrowing costs, totaling R$ 3,390 (2008 - R$ 3,655), which will be repaid over the agreement term.

(k)        Promissory notes

The Company issued on December 1, 2009 promissory notes totaling R$ 900,000 as a bridge loan, corresponding to an advance of the 11th debentures issue. Net proceeds from the 11th debentures issue were partially used to redeem the promissory notes issued on December 1, 2009 (see Note 27).

(l)         Covenants

As of December 31, 2009 and 2008 and January 1, 2008, the Company had met all the requirements set forth by its loan and financing agreements.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(m)       Maturities of loans and financing

The following table provides the maturities of loans and financing as of December 31, 2009:

	2010	2011	2012	2013	2014	2015	2016 and thereafter	Total

In local currency	928,235	924,342	526,544	898,746	249,279	727,747	557,436	4,812,329
In foreign currency	81,712	116,368	127,175	127,175	127,175	127,175	1,038,861	1,745,641

Total	1,009,947	1,040,710	653,719	1,025,921	376,454	854,922	1,596,297	6,557,970

14        Other Taxes Payable

			Current		Noncurrent

	December 31, 2009	December 31, 2008	January 1, 2008	December 31, 2009	December 31, 2008	January 1, 2008

COFINS and PASEP	51,077	37,766	41,629	-	-	-
PAES (tax debt refinancing program)	34,012	32,631	43,918	85,029	114,210	197,635
INSS (Social Security contribution)	23,708	21,406	20,072	-	-	-
Other	21,433	28,751	12,365	-	-	-

Total	130,230	120,554	117,984	85,029	114,210	197,635

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law Nº10684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The original amount included in PAES in July 2003 was R$ 316,953, as follows.

Tax	Principal	Fine	Interest	Total

COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639

Total	250,139	13,759	53,055	316,953

The debt is being paid in 120 months. The amounts paid in 2009 and 2008 were R$ 33,386 and R$ 34,114, respectively, and financial expenses of R$ 5,585 and R$ 8,281, respectively, were recorded. The outstanding balance as of December 31, 2009 was R$ 119,041. The assets offered as guarantee in REFIS, totaling R$ 249,034, are still guaranteeing the amounts in the PAES program.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

15        Deferred Income Taxes

Breakdown of deferred taxes

	December 31, 2009	December 31, 2008	January 1, 2008

Deferred income tax assets
Provision for contingencies	541,511	411,475	334,489
Pension obligations	177,736	157,258	138,681
Accounts receivable from related party	85,271	85,271	-
Concession intangible assets	35,334	34,247	28,989
Other	87,077	57,279	11,574

Total deferred tax assets	926,929	745,530	513,733

Deferred income tax liabilities
Revaluation of concession intangible assets	(721,620)	(758,722)	(787,666)
Capitalization of borrowing costs	(66,507)	-	-
Revenue - government entities	(73,005)	(74,370)	(86,487)
Debt issuance costs	(1,756)	(3,443)	(2,544)
Other	(20,405)	(11,462)	(2,598)

Total deferred tax liabilities	(883,293)	(847,997)	(879,295)

Deferred tax asset (liability) in the balance sheet	43,636	(102,467)	(365,562)

The movements in deferred income tax assets and liabilities in 2009 and 2008 are as follows:

Deferred income tax assets	Provision for contingencies	Pension obligations	Accounts receivable from related party	Concession intangible assets	Other	Total

As of January 1, 2008	334,489	138,681	-	28,989	11,574	513,733
Credited (charged) to income statement	76,986	18,577	85,271	5,258	45,705	231,797

As of December 31, 2008	411,475	157,258	85,271	34,247	57,279	745,530

Credited (charged) to income statement	130,036	20,478	-	1,087	29,798	181,399

As of December 31, 2009	541,511	177,736	85,271	35,334	87,077	926,929

Deferred income tax liabilities	Revaluation of concession intangible assets	Capitalization of borrowing costs	Revenue - government entities	Debt issuance costs	Other	Total

As of January 1, 2008	(787,666)	-	(86,487)	(2,544)	(2,598)	(879,295)
Credited (charged) to income statement	28,944	-	12,117	(899)	(8,864)	31,298

As of December 31, 2008	(758,722)	-	(74,370)	(3,443)	(11,462)	(847,997)

Credited (charged) to income statement	37,102	(66,507)	1,365	1,687	(8,943)	(35,296)

As of December 31, 2009	(721,620)	(66,507)	(73,005)	(1,756)	(20,405)	(883,293)

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

	2009	2008

Profit before income taxes	2,110,352	1,148,224
Statutory rate	34%	34%

Estimated expenses at statutory rate	(717,520)	(390,396)
Tax benefits from interest on shareholders' equity	134,013	100,704
Permanent differences
Donations	2,020	5,790
Other differences	(21,118)	(1,376)

Income tax and social contribution	(602,605)	(285,278)

Current income tax and social contribution	(748,708)	(548,373)
Deferred income tax and social contribution	146,103	263,095
Effective rate	28.6%	24.8%

Transition Tax Regime (RTT)

The Company opted to adopt the Transition Tax Regime (RTT), established by Provisional Measure 449/08, converted into Law No. 11,941/2009. Accordingly, the effects from the changes in Law 11638/07 and from articles 36 and 37 of the said Provisional Measure had no effects for tax purposes.

Due to the adoption of this regime, the Company maintained the tax incentives arising from donations and government subsidies of investments and the tax deductibility for debt issuance cost on loans and financing.

16        Provisions for Contingencies

(a)        Lawsuits with probable likelihood of loss

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, based on a jointly analysis with its legal advisors, recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits based on the legal right to offset, are as follows:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2009	December 31, 2008	January 1, 2008

Customer claims (i)	783,561	659,875	504,028
Supplier claims (ii)	341,478	222,372	171,656
Other civil claims (iii)	155,030	152,446	125,627
Tax claims (iv)	28,757	26,291	32,123
Labor claims (v)	101,463	41,222	61,747
Environmental claims (vi)	58,531	55,442	50,075

Total	1,468,820	1,157,648	945,256

Current	643,863	459,395	290,172
Noncurrent	824,957	698,253	655,084

Changes to the provisions for contingencies for the year ended December 31, 2009 are shown below:

			Payments	Interest and
	December		and	monetary	December
	31, 2008	Additions	reversals	restatement	31, 2009

Customer claims	696,588	136,928	(139,115)	170,537	864,938
Supplier claims	225,355	81,592	(22,660)	57,766	342,053
Other civil claims	156,244	25,901	(31,038)	10,749	161,856
Tax claims	26,291	5,673	(4,322)	1,170	28,812
Labor claims	41,222	58,440	(12,940)	14,741	101,463
Environmental claims	55,442	17,123	(11,716)	(2,318)	58,531

Subtotal	1,201,142	325,657	(221,791)	252,645	1,557,653
Escrow deposits	(43,494)	(53,145)	10,855	(3,049)	(88,833)

Total	1,157,648	272,512	(210,936)	249,596	1,468,820

Because of the nature of the disputes, the timing of the utilization of the provisions, and any associated cash outflows, is uncertain.

(b)        Lawsuits with possible likelihood of loss

The lawsuits in course in administrative and judicial levels where the Company is the defendant considered by management and its legal advisors and consultants of possible likelihood of loss, not being, for this reason, provisioned in the financial statements, are as follows:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2009	December 31, 2008	January 1, 2008

Customer claims (i)	760,100	653,700	709,000
Supplier claims (ii)	501,500	388,100	254,100
Other civil claims (iii)	262,900	228,100	195,300
Tax claims (iv)	280,700	259,000	199,900
Labor claims (v)	100,300	115,600	70,400
Environmental claims (vi)	44,300	25,200	514,400

Total	1,949,800	1,669,700	1,943,100

(i)         Customer claims

Approximately 1,400 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by SABESP. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized a provision when the likelihood of loss is considered probable. The change of R$ 123,686 in the lawsuits classified as probable loss arose from the change in the likelihood of ongoing lawsuits, interest, fees and adjustments.

(ii)        Supplier claims

Suppliers' claims include claims filed by some construction companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the likelihood of loss is considered probable. The R$ 119,106 and R$ 113,400 increase in lawsuits whose likelihood of loss is considered probable and possible, respectively, is related to the change in the likelihood of the lawsuits, interest, fees and inclusion of monetary restatement.

(iii)       Other civil claims

The Company is a party to several civil lawsuits related to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties. As of December 31, 2009, total accrued amount of R$ 155,030 (December 31, 2008 - R$ 152,446 and January 1, 2008 - R$ 125,627) refers to claims with a loss likelihood considered probable. There was an increase both in lawsuits with probable and possible risk of loss, arising from the increase in lawsuits and the review of the expected outcomes, comprising monetary adjustment, interest and fees for the year.

(iv)       Tax claims

The provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's legal advisors.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(a)        In 2006, the Federal Revenue Service, by means of a tax execution, audited the Company's compliance with the tax obligations related to income tax and social contribution for calendar year 2001, and recognized taxes payable in the amount of R$ 341.1 million, adjusted through December 31, 2009. The Company filed a timely objection and will appeal against the tax assessment at administrative level and in courts. According to its legal advisors, the likelihood of loss of this administrative proceeding is approximately 90% considered remote and 10% possible;

(b)        In 2005, the Federal Revenue Service partially rejected the offset request made by the Company for the extinction of the Corporate Income Tax (IRPJ) payable, in the amount of approximately R$ 56.1 million, and of the Social Contribution on Net Income (CSLL) payable, in the amount of approximately R$ 8.7 million, as of the determination period from January to April 2003, using prior year IRPJ and CSLL negative balances. In the final order, the authority did not ratify the equivalent to R$ 11.2 million related to IRPJ and R$ 0.7 million related to CSLL, totaling approximately R$ 11.9 million. The Company obtained a partially favorable decision in the filed objection appeals and, therefore, classified R$ 6.0 million as a possible loss and R$ 1.0 million as a probable loss;

(c)        The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates. The amount involved is estimated at R$ 37.9 million adjusted through December 31, 2009. Our legal advisors assessed it has a possible loss.

(d)        The company filed for a preliminary injunction to challenge the revocation of the exemption from tax service granted by the Municipality of São Paulo, under a City Law enacted in 2002. In April 2003, the exemption request was granted under an injunction determining the suspension of tax payments. In May 2005, the courts issued a decision overruling the injunction. In July 2005, SABESP filed an appeal to ensure the preliminary injunction granted remained in effect. There is no final decision on the lawsuit, and the likelihood of loss is considered possible. Concurrently, on September 18, 2006, the São Paulo Municipal Department of Finance issued a tax deficiency notice, against which the Company filed timely administrative objection, with subsequent rejection of the appeal filed with lower courts. The Company filed a timely ordinary appeal with the Municipal Tax Council which was not accepted and a writ of prevention was filed against this decision, with an injunction, for the purpose of annulling the decision. The amount involved is estimated at R$ 158.8 million, adjusted through December 31, 2009. The Company's legal advisors assessed it has a possible loss.

(e)        The Company filed lawsuits against the Municipalities of Bragança Paulista and São Paulo due to the collection of a charge on the use of public areas to install water and sewage networks used for the water supply and sewage services provided to these municipalities. In the lawsuit filed against the Municipality of Bragança Paulista, the Company was granted a preliminary injunction related to this charge and preventing the municipality from collecting any current or future amounts related to such charge until there is a final decision on the merit of the lawsuit. In June 2005, the lower court decided favorably to the Company and the initial remedy was maintained. The municipality appealed against the decision, which is awaiting judgment by the Court of Appeals. As regards the lawsuit filed against the Municipality of São Paulo, the lower court issued a decision confirming the legality of the municipal charge. The Company filed an appeal and awaits judgment. Subsequently, a new Law was approved to implement the collection of a charge on the use of public areas in the Municipality of São Paulo. In April 2004, the Company filed for an injunction to suspend the collection of the municipal charge. The injunction was granted by the lower court and confirmed when the decision was issued, which recognizes the charge as undue. The municipality filed an appeal and is awaiting judgment by the Court of Justice. The Company's legal advisors assessed this risk as a possible loss.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(v)        Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable loss and accordingly a provision was recognized.

On January 27, 2005, the São Paulo Water, Sewage and Environmental Workers' Union ("Sintaema") filed a lawsuit against the Company, claiming compensation for work shifts, which was dismissed by the lower court under Company arguments that Sintaema did not have legitimacy to file such lawsuit. However, the Labor Regional Court overruled this decision favorably to Sintaema and required that the lawsuit returned to the original court for judgment. The Company's appeal to the Superior Labor Court was overruled. The lawsuit returned to the original court and was accepted. The Company appealed but the Labor Regional Court maintained the decision; and filed an appeal with the Superior Labor Court, for which is awaiting judgment. The Company's legal advisors assess the likelihood of loss, totaling R$ 51.0 million, as probable.

(vi)       Environmental claims

The Company is party to public civil actions brought by the São Paulo State Public Attorney's Office, certain municipalities and certain non-governmental organizations, mostly environmental public civil actions seeking the following:

(1) to forbid the dumping of raw sewage into certain local watercourses;

(2) in some cases seeking remedies for environmental damages, which have not yet been specified and evaluated by technical experts of the courts; and

(3) aiming to require SABESP to install and operate sewage treatment facilities in those locations.

The public civil actions to which we are party include the following:

(a)        Public civil action filed by the Public Prosecution Office against SABESP seeking to establish the obligation not to discharge sewage into the Cascavel river or other stream bed, in the municipality of Echaporã, subject to a daily fine of 200 minimum salaries and compensation for environmental damage, the amount of which shall be determined upon expert examination. The lower court decided unfavorably to the Company, based on an expert report, which presented estimated damages totaling R$ 352,000.00 in July 2000. The decision was maintained by the appellate court, and the Company is awaiting judgment by the higher courts. The amount related to the expert examination work plus the penalty fine totals R$ 12.2 million as of December 31, 2009. The Company's legal advisors' assessed the likelihood of loss as probable.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(b)        Public civil action filed by the São Paulo Public Prosecution Office against SABESP requesting the court to sentence the Company to: 1) terminate of discharging untreated water effluents into the Capivari River and its tributaries, in the City of Campos do Jordão, within 540 days from the filing of the lawsuit, subject to a daily fine of R$ 100; and 2) Ensure the full environmental recovery due to environmental damage or monetary compensation in case the recovery is proven unfeasible. The decision was unfavorable to SABESP, which filed an appeal. The court sustained the decision, and the fine in the event of noncompliance was changed in R$ 10. SABESP is awaiting ruling on the extraordinary appeal filed. The fine adjusted through December 31, 2009 corresponds to R$ 10.3 million. The Company's legal advisors' assessed the likelihood of loss as probable.

(c)        Public civil action filed by the Public Prosecution Office against SABESP and the City of Cotia seeking individual and joint sentencing of the defendants to: (i) the termination of untreated water effluents discharges into the Cotia River or its tributaries, subject to a daily fine in the case of noncompliance;(ii) the treatment of sewage prior to discharging it into the Cotia River, subject to a daily fine, in the event of noncompliance;(iii) the full restoration of soil, of surface and underground water bodies and of vegetation to their original condition, subject to a daily fine, in the event of noncompliance; and(iv) the payment of compensation for environmental damages caused to soil, to water sources and to underground and surface water bodies that cannot be recovered. The appellate court rendered favorable decisions to us with respect to items (i), (iii) and (iv) above. According to evaluations by the court's technical expert, on October 17 2006, compensation for environmental damages was R$ 826,800.00 or, alternatively, R$ 5.8 million, if we include the damages caused to the river banks (Cotia river). This amount is still under discussion and its approval is subject to a final decision by a lower court. As of December 31, 2009, the restated amount of the expert's report is R$ 7.5 million. The Company's legal advisors' assessed the likelihood of loss as probable.

(d)        The São Paulo Public Prosecution Office filed a civil class action against SABESP and the City of Itatiba claiming the defendants to: 1) stop discharging in the environment untreated sewage collected in Itatiba, subject to a daily fine of R$ 10; 2) fully restore, within one year, the original soil, surface and underground water, and vegetation conditions contaminated by the sewage discharges contrary to environmental regulations, subject to a daily fine of R$ 10; 3) pay compensation, to be quantified by experts, for the damages caused to natural resources that can possibly not be recovered; 4) pay compensation not lower than R$ 2.0 million for pain and suffering caused to the community for the degradation of the environmental quality. This lawsuit is in its initial stage and is pending judgment from the lower court. As of December 31, 2009, the restated amount of this lawsuit is R$ 20.0 million. The Company's legal advisors assessed it as a possible loss.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(e)        Public civil action filed by the São Paulo Public Prosecution Office against SABESP and the Municipality of Piracaia seeking conviction of the defendants for the obligation not to discharge untreated household sewage into the Atibaia river, which is not in compliance with the quality standards provided for in law, under the penalty of specific execution or a daily fine. This lawsuit is awaiting ruling at the lower courts. As of December 31, 2009, the restated amount of this lawsuit is R$ 9.0 million. The Company's legal advisors assessed it as a possible loss;

The Company is a party to other environmental lawsuits in municipalities where it operates, arising from the discharge of untreated waste, assessed as probable and possible risks of loss by its legal advisors. The amounts recognized as provisions do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which the such lawsuits are and management's ability to reasonably estimate the amounts of future disbursements. As of December 31, 2009, total accrued amount represents the R$ 58.5 million (R$ 55.4 million in December 31, 2008 and R$ 50 million in January 1, 2008), already including the amounts referred to in items (a), (b), and (c).

(vii)      Settlements reached in 2009

In 2009 the Company reached several settlements related to environmental issues, as follows:

(a)        On January 15, 2009, SABESP entered into a Policy Adjustment Commitment ("TAC") with the Monte Mor District Attorney for the implementation in 35 months of the technical solution to startup the Sewage Treatment Plant in the Cardeal district, Elias Fausto, totaling R$ 1.7 million;

(b)        On May 25, 2009, SABESP reached a court settlement with the Municipal Governments of Campo Limpo Paulista, Várzea Paulista and Itupeva, and the Jundiaí District Attorney consisting of works in the Integrated Sewage System of Campo Limpo and Várzea Paulista, and in the Itupeva Sewage System, totaling an estimated amount of R$ 130.4 million, and recover forests, as compensation for possible damages to the environment, at an estimated cost of R$ 1,487 (current liabilities);

(c)        On July 31, 2009, SABESP reached a court settlement with the Cachoeira Paulista District Attorney for the performance of works in the household sewage diversion and treatment system of Cachoeira Paulista, and conduct an environmental restoration, as compensation, of possible damages to the environment. Total project costs are estimated at R$ 14 million and forest recovery is estimated at R$ 208 (noncurrent liabilities);

(d)        On August 06, 2009, SABESP reached a court settlement with the Queluz District Attorney for the performance of works in the household sewage diversion and treatment system of Queluz, and conduct an environmental restoration, as compensation, of possible damages to the environment. Total project costs are estimated at R$ 12.5 million and forest recovery is estimated at R$ 833 (noncurrent liabilities);

(e)        On October 27, 2009, SABESP reached a court settlement with the Paraguaçu Paulista District Attorney consisting of forest recovery in the municipality of Oscar Bressane, and the construction of the recyclable material disposal center. Total project costs are estimated at R$ 755 (noncurrent liabilities);

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(f)         On October 15, 2009, SABESP reached a settlement with the Bananal District Attorney for the construction of the Sewage Treatment Plant in Arapeí. Total project costs are estimated at R$ 5.4 million;

(g)        On November 12, 2009, SABESP reached a court settlement with the Conchas District Attorney for the performance of works in the sewage diversion and treatment system of municipality of Anhembi and Pirambóia district. Total project costs are estimated at R$ 5.3 million;

(h)        On October 27, 2009, SABESP entered into a TAC with the Fernandópolis District Attorney for the construction of the Sewage Treatment Plant in Pedranópolis and the Santa Izabel do Marinheiro district. Total project costs are estimated at R$ 650;

(i)         On October 13, 2009, SABESP reached a court settlement with the Americana District Attorney for the construction of a sewage system in the urban area served by SABESP in the municipality of Hortolândia, and conduct an environmental recovery, as compensation, of possible damages to the environment. Total project costs are estimated at R$ 33.8 million and environmental recovery is estimated at R$ 357 (current liabilities);

(j)         On May 18, 2009, SABESP entered into a TAC with the Duartina District Attorney for the construction of a sewage system in the urban area served by SABESP in the municipality of Duartina. Total project costs are estimated at R$ 8.9 million;

(viii)     Other concession-related legal proceedings

(a)        In December 2, 1997, the municipality of Santos enacted a law expropriating the Company's water and sewerage mains in Santos. The Company requested an injunction against the expropriation which was denied by the lower court. This decision was subsequently reversed by the State of São Paulo appellate court, which then issued an injunction suspending the law. The Company was granted a favorable decision at the lower court, and the municipality of Santos appealed against the decision. Although the decision was maintained by the Court of Justice, it is not final. Despite the pending action, the Company is operating the water supply and sewage collection systems in the municipality of Santos;

(b)        The municipality of Itapira revoked the concession contract and filed an Assets Repossession Action, the outcome of which was unfavorable to the Company. The Company appealed the decision, but in view of the compensation lawsuit filed against the aforementioned municipality and the Company have waived the appeal.

(c)        The municipality of Tuiuti has brought a declaratory action seeking to recognize the inexistence of any judicial or legal grounds to justify our permanence as the provider of water supply and sewage services in the municipality of Tuiuti, and the subsequent taking over of these services by the municipality. The Company responded with a counterclaim against the municipality seeking a statement corroborating the existence of a legal relationship between the two parties for subsequent compensation for investments made. The lower court decision was partially unfavorable to SABESP as it declared that there was no legal relationship between the Municipality and SABESP relate to the service concession and confirmed the injunction authorizing the takeover of the services. However, the court's decision was favorable to the counterclaim filed by SABESP and sentenced the Municipality to pay R$ 541, restated from March 1996. The Company filed an appeal on July 22, 2009. On the other hand, the Municipality also filed an appeal, both awaiting judgment by the State Appellate Court. SABESP is not operating in this municipality as required by injunction granted to the Municipality;

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(d)        The municipality of Cajobi has filed a Repossession Action that seeks the takeover the water supply and sewage services, and sentencing the Company to pay for losses and damages for amounts received as water and sewage tariffs not received in view of utilities explored since the enactment of the Municipal Decree, and for the use of assets related to the concession. The court decision confirmed the Municipality's takeover of the water and sewage services. On August 25, 2008, SABESP filed an appeal that awaits judgment. The Municipality provides water supply and sewage collection services since May 29, 2007 under injunction granted in the interlocutory appeal.

(e)        The City of Araçoiaba da Serra filed a Repossession Action seeking an authorization to enter concession-related facilities, including all properties and chattels linked to the water supply and sewage treatment services. The Municipality is now managing and operating these services in view of the termination of the concession agreement on September 23, 2006. The Municipality also claims the definitive takeover of the services, including due handover of all assets, rights and privileges previously transferred to SABESP. The initially granted injunction and confirmed by the appellate court maintain the Municipality as the service provider. The Company has subsequently filed for an injunction to request the early production of evidence. The lawsuit is in the fact-finding phase.

As of December 31, 2009, the lawsuits filed by the Municipalities of Itapira, Cajobi, Monte Alto and Araçoiaba da Serra totaled approximately R$ 11.9 million and, based on our legal advisors' assessment, the likelihood of loss in possible.

17        Employee Benefits

(a)        Health benefit plan

The health benefit plan is managed by Fundação SABESP de Seguridade Social - SABESPREV and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.    Company - 7.5% (December 31, 2008 - 7.1%) on average, of gross payroll;

.    Participating employees - 3.21% of base salary and premiums, equivalent to 2.3% of gross payroll, on average.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(b)        Pension plan benefits

The amounts recognized in the balance sheet are determined as follows:

	December 31, 2009	December 31, 2008	January 1, 2008

Funded plan - G1
Present value of funded defined benefit obligations	1,422,993	1,433,710	1,386,563
Fair value of plan assets	(1,123,695)	(976,545)	(969,440)
Unrecognized actuarial gains (losses)	232,694	14,595	-

Net recognized liability for funded defined benefit obligations	531,992	471,760	417,123

Unfunded plan - G0
Present value of unfunded defined benefit obligations	1,295,067	1,338,587	1,237,667
Unrecognized actuarial gains (losses)	4,694	(67,143)	-

Net recognized liability for unfunded defined benefit obligations	1,299,761	1,271,444	1,237,667

Liability in the balance sheet - Pension obligations	1,831,753	1,743,204	1,654,790

Plan G1

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Fundação SABESP de Seguridade Social - SABESPREV, the defined benefit pension plan is sponsored by monthly contributions as follows: 2.10% from the Company and 2.3% from the participants.

As of December 31, 2009, SABESP had a net actuarial liability of R$ 531,992 (December 31, 2008 - R$ 471,760 and January 1, 2008 - R$ 417,123) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the related assets; and unrecognized actuarial gains.

The movements in the defined benefit obligation during 2009 and 2008 were as follows:

	2009	2008

Defined benefit obligation, beginning of year	1,433,710	1,386,563
Service cost	31,116	33,347
Interest cost	155,514	164,124
Actuarial (gain) losses	(149,634)	(91,189)
Benefits paid	(47,713)	(59,135)

Defined benefit obligation, end of year	1,422,993	1,433,710

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The movement in the fair value of plan assets over the year is as follows:

	2009	2008

Fair value of plan assets, beginning of year	976,545	969,440
Actual return on plan assets	160,774	40,723
Company's contributions	12,854	12,492
Employees' contributions	21,235	13,025
Benefits paid	(47,713)	(59,135)

Fair value of plan assets, end of year	1,123,695	976,545

The amounts recognized in the income statement are as follows:

	2009	2008

Current service cost	31,116	33,347
Interest cost	155,514	164,124
Expected return on plan assets	(113,544)	(130,342)

Total	73,086	67,129

In 2009, the expense related to the defined benefit obligation under Plan G1 was recorded as follows: R$ 51,585 in cost of sales and services, R$ 9,714 in Selling expenses and R$ 11,787 in Administrative expenses (2008 - R$ 47,934 in cost of sales and services, R$ 8,616 in Selling expenses and R$ 10,579 in Administrative expenses).

The principal actuarial assumptions used were as follows:

	2009	2008

Discount rate	10.8% p.a.	10.8% p.a.
Inflation rate	4.0% p.a.	4.0% p.a.
Expected rate of return on assets	10.8% p.a.	10.8% p.a.
Future salary increase	6.6% p.a.	6.6% p.a.

Assumptions regarding future mortality experience are set based on 90% of mortality table AT83 for 2009 and 2008.

The number of active participants as of December 31, 2009 was 15,145 (15,448 as of December 31, 2008 and 15,881 as of January 1, 2008). The number of inactive participants as of December 31, 2009 was 4,751 (4,579 as of December 31, 2008 and 4,245 as of January 1, 2008).

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Plan assets

The plan's investment policies and strategies are aimed to reduce investment risk through diversification, considering such factors as the liquidity needs and funded status of plan liabilities, types and availability of financial instruments in the local market, general economic conditions and forecasts as well as requirements under local pension law. The plan's asset allocation and external asset management strategies are determined with the support of reports and analysis prepared by SABESPREV and independent financial consultants. Under its allocation strategy, pension assets of the Company are comprised as follows:

	Allocation - %

Asset category	December 31, 2009	December 31, 2008	January 1, 2008

Fixed rate securities	78%	77%	72%
Equity securities	15%	15%	20%
Real estate	5%	5%	5%
Loans	2%	3%	3%

Total	100%	100%	100%

Restrictions with respect to asset portfolio investments, in the case of federal government securities for internal management, are as follows:

i) papers securitized by the National Treasury will not be permitted;

ii) exposure to fluctuations in exchange rates will not be permitted, i.e., if there are any exchange bills in the portfolio, swaps must be used to hedge existing exposure.

Restrictions with respect to asset portfolio investments, in the case of variable-income securities for external management, are as follows:

i) day-trade operations will not be permitted;

ii) sale of uncovered options is prohibited;

iii) swap operations without guarantee are prohibited;

iv) leverage will not be permitted, i.e., operations with derivatives representing leverage of asset or selling short are prohibited, such operations cannot result in losses higher than invested amounts.

SABESPREV does not invest in stock or bonds issued by the Company. The investments in loans and equity securities are held mainly in investment funds managed by government controlled banks. The real estate held in the portfolio is not used by the Company.

The expected long-term rate of return on plan assets was determined based on the weighted average estimated return of the plan assets, which includes fixed rate securities, equity securities, real estate, and loans, based on information obtained from SABESPREV. This projected long-term rate includes the projected long-term inflation rate and takes into consideration such factors as projected future interest yield curves and economic projections available in the market.

The plan assets had a return of 16.6% in 2009 and 2.1% in 2008.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Expected contributions to Plan G1 for the year ending December 31, 2010 is R$16,248.

SABESPREV's technical deficit as of December 31, 2009 was R$ 582,819 (December 31, 2008 - R$ 500,266 and January 1, 2008 - R$ 319,463). The Company and the SABESPREV are in process of negotiation to resolve the technical deficit, by changing the pension plan from a Defined Benefit Plan to Variable Contribution Plan. Management expects not to incur in additional costs resulting from the change of the referred plans.

Plan G0

The Company is also co-obligor to a supplemental defined benefit pension plan. Pursuant to a law enacted by the State Government, certain employees who provided service to the Company prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from shareholder, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of December 31, 2009, the Company recorded an unfunded defined benefit obligation for Plan G0 of R$1,299,761 (December 31, 2008 - R$1,271,444 and January 1, 2008 - R$1,237,667).

The movement in the defined benefit obligation over the year is as follows:

	2009	2008

Defined benefit obligation, beginning of year	1,338,587	1,237,667
Service cost	9	9
Interest cost	136,299	140,879
Actuarial (gain) losses	(71,838)	67,143
Benefits paid	(107,990)	(107,111)

Defined benefit obligation, end of year	1,295,067	1,338,587

The amounts recognized in the income statement are as follows:

	2009	2008

Current service cost	9	9
Interest cost	136,299	140,879

Total	136,308	140,888

In 2009 and 2008, the expense related to the defined benefit obligation under Plan G0 was recorded in Administrative expenses.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The principal actuarial assumptions used were as follows:

	2009	2008

Discount rate	10.8% p.a.	10.8% p.a.
Inflation rate	4.0% p.a.	4.0% p.a.
Future salary increase	6.6% p.a.	6.6% p.a.

Assumptions regarding future mortality experience are set based on 90% of mortality table AT83 for 2009 and 2008.

The number of active participants as of December 31, 2009 was 2,727 (December 31, 2008 - 2,801). The number of beneficiaries, retirees and survivors as of December 31, 2009 was 2,602 (December 31, 2008 - 2,658).

Expected benefits to be paid under Plan G0 for the year ending December 31, 2010 is R$109,195.

18        Equity

(a)           Authorized capital

The Company is authorized to increase capital by up to R$ 10,000,000, based on a Board of Directors' resolution, after submission to the Fiscal Council.

The Shareholders' meeting held on April 29, 2008, approved a capital increase in the amount of R$ 2,800,000 with a transfer from investments reserve. No additional common shares were issued.

(b)           Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 227,836,623 registered common shares, without par value, held as follows:

	December 31, 2009		December 31, 2008		January 1, 2008

	Number of shares	%	Number of shares	%	Number of shares	%

State Department of Finance	114,508,083	50.26%	114,508,086	50.26%	114,508,087	50.26%
Companhia Brasileira de Liquidação e Custódia	54,052,476	23.72%	54,336,892	23.85%	61,690,601	27.08%
The Bank Of New York ADR Department (equivalent in shares) (*)	58,641,584	25.74%	58,769,102	25.79%	51,409,636	22.56%
Other	634,480	0.28%	222,543	0.10%	228,299	0.10%

	227,836,623	100.0%	227,836,623	100.0%	227,836,623	100.0%

(*)  each ADR is equal to 2 shares

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(c)           Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income under Brazilian GAAP, calculated according to the Brazilian corporate law. The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders' Meeting that approved them mature in favor of the Company.

The mandatory minimum dividends are calculated as follows:

	2009	2008

Net income under IFRS	1,507,747	862,946
Adjustments between IFRS and Brazilian GAAP	(133,868)	(799,375)

Net income under Brazilian GAAP	1,373,879	63,571
(-) Legal reserve - 5%	68,694	3,178
(-) Donations	12,994	25,780

	1,292,191	34,613

Mandatory minimum dividend - 25%	323,048	8,653

In 2009, the Company accrued interest on shareholders' equity in the amount of R$394,157, of which R$ 365,401 was attributed to dividends, net of withholding income tax in the amount of R$ 28,756. In 2008, the amount of interest on shareholders' equity totaled R$296,188, which R$ 274,990 was attributed to dividends, net of withholding income tax of R$ 21,198. Interest on shareholders' equity was calculated in conformity with Article 9 of Law 9249/95, at the Long-term Interest Rate (TJLP) and recorded as dividends.

(d)           Capital reserve

The capital reserve includes tax incentives and donations received through December 31, 2007.

(e)           Investments reserve

The investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems. As of December 31, 2009 and 2008, this reserve was recognized, pursuant to article 196 of Law 6404/76, in the amount of R$ 1,676,068 and R$ 657,128, respectively.

19         Earnings Per Share

(a)        Basic and diluted

Basic earnings per share is calculated by dividing the income attributable to the Company's shareholders by the weighted average number of common shares issued during the year.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	2009	2008

Attributable income to the Company's shareholders	1,507,747	862,946
Weighted average number of common shares issued (in shares)	227,836,623	227,836,623

Basic and diluted earnings per share (reais per share)	6.618	3.788

The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

20        Operating Segments

The Company's operating segments are defined based on the reports under Brazilian GAAP used for the strategic decisions reviewed by the Executive Board.

The segment information for the reportable segments for the year ended December 31, 2009 is as follows:

				2009

	Water	Sewage	Adjustments to IFRS	Total per Income Statement

Gross revenue from sales and services - from external customers	4,104,332	3,131,886	1,848,972	9,085,190

Gross sales deductions	(286,813)	(218,858)	-	(505,671)

Net revenue from sales and services - from external customers	3,817,519	2,913,028	1,848,972	8,579,519

Costs, selling and administrative expenses	(3,015,724)	(1,533,549)	(1,865,503)	(6,414,776)

Income from operations before other operating expenses, net	801,795	1,379,479	(16,531)	2,164,743

Other operating expenses, net				(44,425)

Income from operations before financial income (expenses) and income taxes				2,120,318

Depreciation and amortization	301,990	258,699	1,547	562,236

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The segment information for the reportable segments for the year ended December 31, 2008 is as follows:

				2008

	Water	Sewage	Adjustments to IFRS	Total per Income Statement

Gross revenue from sales and services - from external customers	3,893,142	2,945,661	1,457,622	8,296,425

Gross sales deductions	(277,310)	(209,821)	-	(487,131)

Net revenue from sales and services - from external customers	3,615,832	2,735,840	1,457,622	7,809,294

Costs, selling and administrative expenses	(2,717,310)	(1,411,906)	(1,433,319)	(5,562,535)

Income from operations before other operating expenses, net	898,522	1,323,934	24,303	2,246,759

Other operating expenses, net				(125,494)

Income from operations before financial income (expenses) and income taxes				2,121,265

Depreciation and amortization	349,754	268,044	400	618,198

Reportable segment's assets are reconciled to total assets as follows:

	December 31, 2009	December 31, 2008	January 1, 2008

Water supply	6,987,785	6,437,479	6,341,473
Sewage services	8,861,645	8,152,910	7,371,388

Segment assets for reportable segments	15,849,430	14,590,389	13,712,861

Total current assets	2,271,123	2,067,430	2,115,725
Noncurrent assets
Customer accounts receivable, net	266,543	326,472	278,787
Accounts receivable from related party, net	260,365	284,473	107,911
Indemnities receivable	146,213	148,794	148,794
Escrow deposits	46,365	49,127	19,806
Deferred income taxes	43,636	-	-
Property, plant and equipment, net	50,552	49,270	36,970
Other noncurrent assets	1,308,897	1,195,331	785,148

Total assets per the balance sheet	20,243,124	18,711,286	17,206,002

There are no liabilities allocated to the reportable segments.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

21        Net Revenue From Sales and Services

The operating revenue comprises the following:

	2009	2008
Gross revenue by region
Greater São Paulo Metropolitan area	5,280,758	4,988,430
Regional Systems (i)	1,764,623	1,631,125
Gross revenue from construction	2,039,809	1,676,870
Service taxes and deductions	(505,671)	(487,131)

Total	8,579,519	7,809,294

(i)  Comprises the municipalities operated in the countryside and the coast of São Paulo State

22        Operating Costs and Expenses

The operating costs and expenses are composed of the following:

	2009	2008

Cost of sales and services
Salaries and payroll charges	1,179,603	1,027,527
Construction costs	2,009,664	1,650,503
General supplies	142,154	135,814
Treatment supplies	136,722	133,154
Outsourced services	552,708	443,973
Electricity	483,675	457,740
General expenses	45,099	36,400
Depreciation and amortization	537,629	597,742

	5,087,254	4,482,853

Selling expenses
Salaries and payroll charges	211,804	179,197
General supplies	7,600	6,159
Outsourced services	204,235	131,921
Electricity	739	751
General expenses	63,474	60,782
Depreciation and amortization	5,219	3,875
Allowance for doubtful accounts, net of recoveries	117,351	117,016

	610,422	499,701

Administrative expenses
Salaries and payroll charges	212,128	148,619
General supplies	6,211	4,581
Outsourced services	154,341	112,720
Electricity	1,043	1,099
General expenses	268,971	247,819
Depreciation and amortization	19,388	16,581
Tax expenses	55,018	48,562

	717,100	579,981

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

23        Financial Expenses and Income

	2009	2008

Financial expenses
Interest and charges on loans and financing - local currency	(328,280)	(423,245)
Interest and charges on loans and financing - foreign currency	(61,852)	(71,344)
Other financial expenses	(98,583)	(34,615)
Monetary indexation on loans and financing	(1,356)	(127,938)
Other monetary indexation	(22,481)	(20,512)
Monetary indexation on provision for contingencies	(252,645)	(165,130)

Total Financial expenses	(765,197)	(842,784)

Financial income
Monetary indexation gains	62,964	158,247
Income on short-term investments	74,220	62,301
Interest and other income	89,598	88,064

Total Financial income	226,782	308,612

Financial expenses, net	(538,415)	(534,172)

Foreign exchange result, net
Foreign exchange variation on loans and financing	536,774	(436,157)
Other foreign exchange variations	(8,325)	(2,712)

	528,449	(438,869)

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

24        Other Operating Expenses, Net

The breakdown of other operating expenses, net is as follows:

	2009	2008

Other operating income	49,749	53,250
COFINS and PASEP	(4,276)	(5,306)
Other operating expenses	(89,898)	(173,438)

Other operating expenses, net	(44,425)	(125,494)

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, and indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA and Aqualog projects and services.

Other operating expenses consist mainly of write-off of property, plant and equipment due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, and losses on property, plant and equipment.

25        Commitments

(i)         Operating leases

As of December 31, 2009, operating leases already contracted require the following minimum payments, as follows:

2010	7,445
2011	3,555
2012	947

Total	11,947

Lease expenses for the years ended December 31, 2009 and 2008 were R$ 9,432 and R$ 8,516, respectively. Lease expenses refer to the following: property rentals, machinery and equipment leases, IT equipment leases, and photocopiers leases.

(ii)        Electricity

The Company has entered into long-term contracts with electric power providers. As of December 31, 2009, the main amounts regarding this type of contracts are presented as follows:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

2010	215,242
2011	156,794
2012	128,965
2013	8,000
2014	369
2015	52

Total	509,422

Electric power expenses for the years ended December 31, 2009 and 2008 were R$ 485,766 and R$ 459,880, respectively.

26        Agreement with the Municipality of São Paulo

On November 14, 2007, the Company and the Municipality of São Paulo (the Parties) entered into an Agreement to establish the conditions that ensure the stability in the provision of water supply and sewage services, and environmental utility services in the city of São Paulo, the main provisions of which are as follows:

(a)        the Parties made the commitment to take basic sanitation and environmental actions, complementary to the actions of the Municipality of São Paulo, by investing in the deployment and continuity of programs such as: Programa Córrego Limpo (Clean River Program) and Programa de Uso Racional da Água - PURA (Rational Water Use Program), the purpose of which is to ensure a decrease in water consumption by City government units, ensuring water supply to and the quality of living of the population;

(b)        starting November 14, 2007, all the amounts paid by the Municipality of São Paulo to SABESP, referring to consumption by City departments, agencies, and foundations, net of taxes, will be used in basic sanitation and environmental actions in the municipality; and

(c)        the Municipality made the commitment to resume the payment of consumption bills issued by SABESP, starting November 14, 2007.

On February 11, 2008, the Parties signed the First Amendment to the Agreement with the Municipality of São Paulo. The Parties decided to extend the agreement for a period equal to the original period, so that the Parties may conclude the required understandings to settle the outstanding debts and prepare the drafts of the Cooperation Agreement, the Metropolitan Contract Program, and the Authorization Act.

On May 9, 2008, the Parties signed the Second Amendment to the Agreement with the Municipality of São Paulo extending the term for an equal period and providing for automatic renewals, for equal periods, should the parties do not express otherwise.

On August 29, 2008, the Municipality of São Paulo submitted Municipal Law 558/08 to the São Paulo City Council. The approval of this municipal Law will authorize the Cooperation Agreement and Metropolitan Program Contract between the Executive branch and the São Paulo State, São Paulo State Sanitation and Power Regulatory Agency (ARSESP) and SABESP.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

On December 22, 2008, the Parties signed the Third Amendment to the Agreement and decided to: (i) change the payment term of the debt balance of the municipality in favor of SABESP, after matching the accounts; (ii) adopt the same criterion that will be used by SABESP to calculate the adjustment to present value of the credit balance for SABESP in order to deflate the contract discount agreed in the Agreement; (iii) include a clause authorizing SABESP to carry out expropriations. Also in December 2008, the Municipal Law 558/08 was approved in the first vote.

In March 2009, the São Paulo City Council held a Public Hearing to discuss the Municipal Law 558/08.

On June 18, 2009, the Municipal Government passed Law 14934, enacted during the City Council session of June 3, 2009, which approved the Municipal Law 558/08.

The Fourth Amendment to the Agreement was signed on August 6, 2009 and includes the basic environmental sanitation and the channeling of Uirapuru, Curtume and Tiburtino streams.

On February 8, 2010, there was a Public Hearing to discuss the presentation of the Municipal Basic Sanitation Plan and the Agreement to be entered into by the State of São Paulo and the city of São Paulo, with the intermediation and consent of ARSESP and SABESP.

On June 23, 2010, the Company entered into an agreement with the State of São Paulo and the Municipality of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30‑year period, which may be extended for an additional 30‑year period. The Municipal Law No. 14,934/2009, of June 18, 2009, authorized the Municipality of São Paulo to enter into an agreement with the Company. The agreement establishes, among other things, how specific amounts of gross revenues from the services the Company renders should be allocated (after deduction of COFINS and PASEP). Pursuant to the agreement, the Company is required to (i) invest at least 13.0% of the gross revenues in the improvement of the water and sewage services infrastructure in the city of São Paulo and (ii) contribute at least 7.5% of this gross revenue to the Municipal Fund of Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura), or São Paulo Municipal Sanitation Fund, established by the Municipal Law No. 14,934/2009. The agreement further provides that ARSESP will ensure that the tariffs charged will provide adequate compensation for the services and ensure the financial and economic balance to the Company's investments.

27         Subsequent Events

(a)           11th Issue of Debentures

In April 2010, the Company issued the 11th issuance of debentures. The debentures of the first and second series will mature in five and three years, respectively. The 11th issuance was registered with the CVM, and was, therefore, subject to market conditions for public distribution purposes. As a result of

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

the bookbuilding, the 11th issuance totaled R$ 1,215,000 and the first series totaled 810,000 debentures in the amount of R$ 810,000 and second series totaled 405,000 debentures in the amount of R$ 405,000. The first and second series were settled on April 30, 2010 and May 3, 2010, respectively, and a portion of the net proceeds was used to repay the R$ 900,000 promissory notes issued in December 2009. The first series will bear interest of the interbank deposit rate (CDI) plus 1.95% per year and will mature within five years after the issuance and repayments on the third, fourth and fifth year after the issuance. The second series will bear interest of interbank deposit rate (CDI) plus 1.4% per year and will mature with three years and repayments in the second and third year after the issuance.

(b)           12th Issue of Debentures

On June 22, 2010, the Company issued 500,000 debentures to the Government Severance Indemnity Fund for Employees (Fundo de Garantia por Tempo de Serviço), or "FGTS", based on the FGTS' program to finance companies in the sanitation, transport and real estate businesses. The proceeds will be released in three series within a six month-period each, totaling R$500 million, which R$170 million was already transferred to the Company. The debentures will bear interest based on the Referential Rate (Taxa Referencial, or "TR") plus 9.5% per year. The debentures have a grace payment period of four years and the Company has an option to redeem the debentures as from July 2014 and a final maturity in June 2025. The Company intends to use the proceeds from the 12th issuance to fund a portion of its capital expenditure program in the water supply and sewage systems.

*          *          *