Form 20-F
period 2010-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2011-06-28
CIK 1170858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to _______________________

OR

     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report__________________________

Commission file number 001‑31317

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of Registrant as specified in its charter)

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

___________________

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

227,836,623 Shares of Common Stock

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

Yes      No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes      No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer      Accelerated filer      Non-accelerated filer

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

Yes      No

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We maintain our books and records in reais.  We prepared our consolidated financial statements as of and for the years ended December 31, 2008, 2009 and 2010 included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Convenience Translations

We have translated some of the real  amounts contained in this annual report into U.S. dollars.  The rate used to translate such amounts in respect of the year ended December 31, 2010 was R$1.666 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect on December 31, 2010, as reported by the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of reader and should not be construed as implying that the real  amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.  See “Item 3.A.  Selected Financial Data—Exchange Rates” for more detailed information regarding the Brazilian foreign exchange system and historical data on the exchange rate of the real  against the U.S. dollars.

Rounding

Some percentages and numbers included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Other Information

In this annual report, unless the context otherwise requires, references to “we,” “us,” “our,” “Company,” or “SABESP” refer to Companhia de Saneamento Básico do Estado de São Paulo - SABESP.

In addition, references to:

•   “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil;

•   “U.S. dollars” or “US$” are to the United States dollar, the official currency of the United States;

•   “Brazil” are to the Federative Republic of Brazil;

•   “State” are to the State of São Paulo, which is also our controlling shareholder;

•   “federal government” and “Brazilian government” are to the federal government of the Federative Republic of Brazil and “state government” are to the state government of the State of São Paulo;

•   “São Paulo metropolitan region” are to the area where the Metropolitan executive office operates, comprising 38 municipalities, including the city of São Paulo;

•   “Regional systems” are to the area where the Regional systems executive office operates, comprising 326 municipalities in the interior and coastline regions of the State of São Paulo;

•   “water coverage ratio” are to the ratio between the number of residences connected to the water supply network, divided by the number of urban residences in a certain area; and

•   “sewage coverage ratio” are to the ratio between the number of residences connected to the sewage collection network, divided by the number of urban residences in a certain area.

Information in this annual report related to liters, water and sewage volumes, number of employees, kilometers, water and sewage connections, population served, operating productivity, water production rate, sewage lines (in kilometers), savings achieved and investment in improvement programs has not been audited.

Market Information

We make statements in this annual report about our market share and other information relating to Brazil and the industry in which we operate.  We have made these statements on the basis of information from third-party sources and publicly available information that we believe is reliable, such as information and reports from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, and the State Data Analysis System Foundation (Fundação Sistema Estadual de Análise de Dados) or SEADE, among others.  We have no reason to believe any of this information is inaccurate in any material respect.

References to urban and total population in this annual report are estimated based on a research made by the SEADE:  “Projections for the State of São Paulo – Population and Residences until 2025” (Projeções para o Estado de São Paulo – População e Domicílios até 2025).

CAUTIONARY STATEMENTS ABOUT FORWARD‑LOOKING STATEMENTS

This annual report includes forward-looking statements, mainly in Items 3 through 5.  We have based these forward‑looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other factors:

•               general economic, political, demographical and other conditions in Brazil and in other emerging market countries;

•               changes in applicable laws and regulations, as well as the enactment of new laws and regulations, including those relating to environmental, tax and employment matters in Brazil;

•               fluctuations in inflation, interest rates and exchange rates in Brazil;

•               the interests of our controlling shareholder;

•               our ability to collect amounts owed to us by our controlling shareholder and by municipalities;

•               our ability to continue to use certain reservoirs under current terms and conditions;

•               our capital expenditure program and other liquidity and capital resources requirements;

•               droughts, water shortages, intensive rains and other climate events;

•               power shortages or rationing in energy supply or significant changes in energy tariffs;

•               the effects of the agreement for provision of water and sewage services in the city of São Paulo, that we executed with the State and the city of São Paulo;

•               our lack of formal agreements with certain municipalities to which we render our water and sewage services to, including the cities comprising metropolitan regions except for the municipality of São Paulo;

•               the right municipalities have to terminate our existing concession agreements prior to their expiration date and our ability to renew such agreements;

•               our ability to provide water and sewage services in additional municipalities and to maintain rights to provide the currently contracted services;

•               the size and growth of our customer base;

•               our ability to comply with certain levels of services and attendance in the provision of water and sewage services established in our agreements with the municipalities;

•               our level of indebtedness and limitations on our ability to incur additional indebtedness;

•               our ability to access financing with favorable terms in the future;

•               our costs relating to compliance with environmental laws and potential penalties for failure to comply with these laws;

•               our exposure to probable increases in the frequency of extreme weather conditions;

•               the outcome of our pending or future legal proceedings;

•               our management’s expectations and estimates relating to our future financial performance;

•               the regulation issued by the São Paulo State Sanitation and Energy Regulatory Agency, or the ARSESP, regarding several aspects of our business, including limitations on our ability to adjust our tariffs; and

•               other risk factors as set forth under “Item 3.D. Risk Factors.”

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

A.    Selected Financial Data

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

The selected consolidated financial information as of and for the years ended December 31, 2008, 2009 and 2010 prepared in accordance with IFRS, has been derived from our audited consolidated financial statements, which appear elsewhere in this annual report.

The following tables present our selected financial data as of and for each of the periods indicated.

IFRS Summary Financial Data

	Year ended December 31,
	2008	2009	2010
	(in millions of reais, except per share and per ADS(1) data)
Statement of operations data:
Net revenue from sales and services	7,809.3	8,579.5	9,231.0
Cost of sales and services	(4,482.9)	(5,087.3)	(5,194.5)
Gross profit	3,326.4	3,492.2	4,036.5
Selling expenses	(499.7)	(610.4)	(712.9)
Administrative expenses	(580.0)	(717.1)	(653.2)
Operating profit	2,121.2	2,120.3	2,672.2
Financial income (expenses), net	(973.0)	(10.0)	(379.4)
Net income	862.9	1,507.7	1,630.5

Earnings per share – basic and diluted	3.79	6.62	7.16
Earnings per ADS – basic and diluted	7.58	13.24	14.32

Dividends and interest on shareholders’ equity per share	1.30	1.73	2.00
Weighted average number of common shares outstanding	227,836,623	227,836,623	227,836,623

_________________
(1)   American Depositary Shares, or ADS.

	As of December 31,
	2008	2009	2010
	(in millions of reais)
Balance sheet data:
Property, plant and equipment, net (*)	179.4	190.4	249.6
Intangible assets, net (*)	15,462.8	16,917.5	18,546.8
Total assets	18,711.3	20,243.1	23,350.6
Short-term loans and financing	1,446.6	1,009.9	1,242.1
Long-term loans and financing	5,414.3	5,548.0	7,022.5
Interest on shareholders’ equity payable	275.0	365.4	354.3
Total liabilities	11,386.3	11,804.5	13,668.8
Shareholders’ equity	7,325.0	8.438.6	9,681.8
Capital stock	6,203.7	6,203.7	6,203.7

Other financial information:
Cash provided by operating activities	2,103.9	2,072.5	2,083.0
Cash used in investing activities	(1,640.3)	(1,964.0)	(2,091.4)
Cash provided by (used in) financing activities	(295.2)	36.9	1,226.5
Capital expenditures	(1,545.9)	(1,982.4)	(1,901.5)

___________________

(*)   Reclassification between property, plan and equipment and intangible assets, in the amounts of R$130.1 million in 2008 and R$139.8 million in 2009.

Operating Data

	As of and for the year ended December 31,
	2006	2007	2008	2009	2010

Number of water connections (in thousands)	6,609	6,767	6,945	7,118	7,295
Number of sewage connections (in thousands)	5,002	5,167	5,336	5,520	5,718
Percentage of population with water connections (in percentages)	99	99	99	99	99
Percentage of population with sewer connections (in percentages)	78	79	79	80	81
Volume of water billed during period (in millions of cubic meters)	1,807	1,847	1,878	1,917	1,992
Water loss percentage during period (average)(in percentages)(1)	31.9	29.5	27.9	26.0	26.0
Water loss per connection (average)(2)	511	467	436	402	403
Number of employees	16,978	16,850	16,649	15,103	15,330

___________________

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

(2)   Measured in liters/connections per day, according to the new method of measuring our water losses, based on worldwide market practice for the sector.  See “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Losses.”

Exchange Rates

The Brazilian foreign exchange system allows for the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The Brazilian currency has, during the last few decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, falling to R$3.533 per US$1.00 at the end of 2002, while between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar with the exchange rate reaching R$1.634 in August 2008.  Primarily, as a result of the global financial crisis, the real depreciated 31.9% against the U.S. dollar during 2008 and closed the year at R$2.337 per US$1.00, but strenghened during 2009 and 2010.  On December 31, 2009 and 2010, the real/U.S. dollar exchange rate was R$1.741 and R$1.666 per US$1.00, respectively.

The Central Bank has intervened occasionally to instability in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate through a currency band system or otherwise.  The real may fluctuate against the U.S. dollar substantially in the future.  For further information on these risks, see “Item 3.D. Risk Factors—Risks Relating to Brazil—Exchange rate instability may adversely affect us and the market price of our common shares or ADSs.”

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	R$ per US$1.00
Year ended December 31,	Year end	Average(1)	High	Low
2006	2.138	2.177	2.371	2.059
2007	1.771	1.948	2.156	1.733
2008	2.337	1.837	2.500	1.559
2009	1.741	1.994	2.422	1.702
2010	1.666	1.759	1.881	1.655

	R$ per US$1.00
Month ended	Period end	Average(1)	High	Low
December 31, 2010	1.666	1.693	1.712	1.666
January 31, 2011	1.673	1.675	1.691	1.651
February 28, 2011	1.661	1.668	1.678	1.661
March 31, 2011	1.629	1.659	1.676	1.629
April 30, 2011	1.573	1.586	1.619	1.565
May 31, 2011	1.580	1.614	1.634	1.575
June 30, 2001 (through June 20, 2011)	1.597	1.588	1.611	1.574

_______________

Source:  Central Bank

(1)   Average of the exchange rates on the last day of each period.

On June 20, 2011, the exchange rate published by the Central Bank was R$1.597 per US$1.00.  Exchange rate fluctuations will affect the U.S. dollar equivalent of the real price of our common shares on the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA, as well as the U.S. dollar equivalent of any distributions we make in reais with respect to our common shares.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.  This influence, as well as Brazilian political and economic conditions, could adversely affect us and the market price of our common shares and ADSs.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations.  The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price and tariff controls, currency devaluations, capital controls and limits on imports.  Our business, financial condition and results of operations, as well as the market price of our common shares or ADSs may be adversely affected by changes in public policy at federal, state and municipal levels with respect to public tariffs and exchange controls, as well as other factors, such as:

•               the regulatory environment related to our business operations and concession agreements;

•               interest rates;

•               exchange rates and exchange controls and restrictions on remittances aborad;

•               currency fluctuations;

•               inflation;

•               liquidity of the Brazilian capital and lending markets;

•               tax and regulatory policies and laws;

•               economic and social instability; and

•               other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and in the securities issued abroad by Brazilian issuers, which could have a material adverse effect on us and on our common shares and ADSs.

Inflation, and the Brazilian government’s measures to combat inflation, may contribute to economic uncertainty in Brazil, adversely affecting us and the market price of our common shares or ADSs.

Brazil has, in the past, experienced extremely high rates of inflation.  Inflation and the Brazilian government’s measures to combat inflation have had significant negative effects on the Brazilian economy, contributing to economic uncertainty and heightened volatility in the Brazilian securities markets.  The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth.  The Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), or SELIC, the official overnight interest rate in Brazil, at the end of 2008, 2009 and 2010 was 13.66%, 8.65% and 10.66%, respectively, in line with the target rate set by the Brazilian Committee on Monetary Policy (Comitê de Política Monetária), or COPOM.

The annual rate of inflation, as measured by the General Market Price Index (Índice Geral de Preços—Mercado), or IGP-M index, fell from 9.95% in 2000 to 3.83% in 2006, increased to 7.75% in 2007 and further increased to 9.81% in 2008.  According to the IGP-M index, in 2009, there was a deflation of 1.71% and the rate of inflation for 2010 was 11.32%.  Brazilian governmental actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation.  If Brazil again experiences high inflation, our costs and expenses may rise, we may be unable to increase our tariffs to counter the effects of inflation, and our overall financial performance may be adversely affected.  In addition, a substantial increase in inflation may weaken investors’ confidence in Brazil, causing a decline in the market price of our common shares or ADSs.

Additionally, in the event of an increase in inflation, the Brazilian government may choose to raise official interest rates.  Increases in interest rates would not only affect our cost of funding, but could also have a material adverse effect on us and may also adversely affect the market price of our common shares or ADSs.

Exchange rate instability may adversely affect us and the market price of our common shares or ADSs.

The Brazilian currency experienced frequent and substantial devaluations in relation to the U.S. dollar and other foreign currencies during the last decades.  Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini‑devaluations during which the frequency of adjustments ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets.  From time to time, there have been significant fluctuations in the exchange rate between the Brazilian real  and the U.S. dollar and other currencies.  For example, the real  appreciated 13.8%, 9.5% and 20.7% against the U.S. dollar in 2005, 2006 and 2007, respectively.  In 2008, as a result of the worsening of the international economic crisis, the real depreciated by 31.9% against the U.S. dollar.  In 2009 and 2010, the real appreciated 25.5% and 4.3% against the U.S. dollar, closing at R$1.741 and R$1.666 per US$1.00, respectively.  There can be no assurance that the real  will not further depreciate against the U.S. dollar.  As of June 20, 2011, the commercial selling rate as reported by the Central Bank was R$1.597 per US$1.00.

Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations, curtail access to financial markets and prompt government intervention, including recessionary governmental policies.  Depreciation of the real against the U.S. dollar can also, as in the context of the current global economic recovery, lead to decreased consumer spending, deflationary pressures and reduced growth of the economy as whole.

In the event of a significant devaluation of the real  in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected, particularly because our tariff revenue and other sources of income are denominated solely in reais.  In addition, because we have foreign currency denominated indebtedness, any significant devaluation of the real  will increase our financial expenses as a result of foreign exchange losses that we must record.  We had total foreign currency-denominated indebtedness of R$2,248.9 million as of December 31, 2010, and we anticipate that we may incur substantial amounts of foreign currency-denominated indebtedness in the future.  In 2010, our results of operations were positively affected by the 4.3% appreciation of the real  against the U.S. dollar, which amounted to R$66.1 million.  We do not currently have any hedging instruments in place to protect us against a devaluation of the real in relation to any foreign currency.  A devaluation of the real  may adversely affect us and the market price of our common shares or ADSs.

Developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect the market price of Brazilian securities, including our common shares and ADSs.

The market price of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including the United States and other Latin American and emerging market countries.  Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market price of securities of Brazilian issuers.  Crisis in other emerging market countries or economic policies of other countries may diminish investor interest in securities of Brazilian issuers, including ours.  This could adversely affect the market price of our common shares or ADSs, and could also make it more difficult for us to access the capital markets and finance our operations in the future, on acceptable terms or at all.

The global financial crisis has had significant consequences, including in Brazil, such as stock and credit market volatility, unavailability of credit, higher interest rates, a general slowdown of the world economy, volatile exchange rates, and inflationary pressure, among others, which have and may continue to, directly or indirectly, materially and adversely affect us and the price of securities issued by Brazilian companies, including our common shares and ADSs.

Risks Relating to Our Control by the State of São Paulo

We are controlled by the State of São Paulo, whose interests may differ from ours or from minority shareholders’ interests, and which could have a material adverse effect on us.

The State of São Paulo, through its ownership of our common shares, has the ability to determine our operating policies and strategy, to control the election of a majority of the members of our board of directors and to appoint our senior management. As of June 20, 2011, the State owned 50.3% of our outstanding common shares.

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

Newly elected governors of the State typically make significant changes in our board of directors and senior management and, historically, the chairman of our board of directors has been the Secretary of State for the State Secretariat for Sanitation and Water Resources (Secretaria de Saneamento e Recursos Hídricos do Estado de São Paulo).  As a result of the 2010 elections for governor, in 2011 the new governor elected Ms. Dilma Seli Pena as our chief executive officer and in April 28, 2011 the Secretary of State for the State Secretariat for Sanitation and Water Resources was elected as the new chairman of our board of directors.

We have a substantial amount of accounts receivable owed to us by the State and some State entities, and we cannot assure you as to when or whether the State will pay us.

Historically, the State and some State entities have had substantial overdue accounts payable to us relating to (i) the provision of water and sewage services and (ii) State‑mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us.  As of December 31, 2010, the amounts owed to us by the State for the provision of water and sewage services totaled R$157.2 million.  With respect to payment of pensions on behalf of the State, as of December 31, 2010, we believe that the State owed to us R$1,230.1 million, but due to the uncertainty regarding the recovery of the amount our management decided not to recognize the reimbursements.  In addition, as of December 31, 2010, we had recorded a provision for actuarial liability in the amount of R$1,316.7 million in respect of future supplemental pension payments the State does not believe it is responsible for paying.  Amounts owed to us by the State for water and sewage services and reimbursements for pensions paid may increase in the future.

We have entered into agreements with the State to settle these overdue amounts payable to us.  For a detailed discussion of these agreements, see “Item 7.B. Related Party Transactions,” and Note 8 to our consolidated financial statements.  Pursuant to these agreements, the amounts due with respect to water and sewage services could be settled with respect to amounts owed to us through December 2007 through the application of dividends payable by us to the State.  In December 2007, the State agreed to pay us the outstanding balance in the amount of R$133.7 million (as of November 30, 2007), in 60 consecutive monthly installments, beginning on January 2, 2008, and the amount of R$236.1 million relating to part of the accounts overdue and unpaid from March 2004 through October 2007 regarding the provision of water supply and sewage collection services.  We agreed to pay the State the outstanding balance of dividends, in the form of interest on shareholders’ equity, due from March 2004 through December 2006, in the amount of R$400.8 million, in the period from January through March 2008.

In March 2008, we entered into a commitment agreement with the State for the settlement of outstanding debts related to the reimbursement of pension benefits.  Pursuant to the commitment agreement, the amounts due to us with respect to payments of pensions on behalf of the State may be partially settled through the transfer to us of certain reservoirs in the Alto Tietê System that we use and are owned by the State.  In November 2008, we entered into an agreement with the State relating to payments of pension benefits made by us on its behalf.  The State acknowledged that it owed us the outstanding balance of R$915.3 million as of September 30, 2008 relating to payments of pension benefits made by us on its behalf.  We provisionally accepted the reservoirs in the Alto Tietê System as partial payment (R$696.3 million) subject to the transfer of the property rights of these reservoirs to us.  Since November 2008, the State has been paying the remaining balance in the amount of R$219.0 million in 114 successive monthly installments.  We are unable to predict whether and when these reservoirs will be transferred to us because the Public Prosecution Office of the State of São Paulo (Ministério Público do Estado de São Paulo) filed a civil public action alleging that a transfer to us of ownership of the Alto Tietê System reservoirs is illegal.

See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Other Legal Proceedings.”  In addition to the R$915.3 million that the State acknowledges it owes us pursuant to the November 2008 agreement, we are negotiating with the State further amounts that the State does not recognize it owes us.  While we continue to negotiate directly with the State, we are not able to assure you that we will be successful in these negotiations.  Accordingly, as of December 31, 2010, we have not recorded R$1,230.1 million related to reimbursements for pension benefits paid on behalf of the State and have recorded R$1,316.7 million pension obligation.

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

Law No. 11,445, or the Basic Sanitation Law, was enacted on January 5, 2007.  While it has been in effect for more than four years, it is still in its early stages of implementation in Brazil, and we continue to be unable to anticipate all of the effects that it might have on our operations and business.  There are still several uncertainties related to the interpretation of the Basic Sanitation Law.  On June 21, 2010, the federal government enacted Federal Decree No. 7,217 regulating the Basic Sanitation Law.  Among other things, Federal Decree No. 7,217 provided that (i) public hearings regarding the bid announcements and technical and economic viability studies are requirements for the validity of public-public partnership contracts (contratos de programa); (ii) the rights and obligations, including penalties, of customers and service providers shall be ruled by the owner of the public service, not by the regulatory agency; (iii) financial feasibility may be demonstrated by means of the requirement for new investments, other than the proceeds arising from the rendering of services; and (iv) when a service is divided and rendered by different service providers, the services will be considered as interdependent and will be subject to an agreement that will regulate the activities of the different services providers.  We cannot currently anticipate the effects that the decree will have on our business and operations, if any.

In addition, the ARSESP is the State agency responsible for regulating the basic sanitation industry, including tariff regulation.  The ARSESP acts as tariff regulator both in municipalities where the State provides basic sanitation services, and in those municipalities that have delegated their regulatory powers to the State through cooperation agreements.  The ARSESP presently regulates our tariff structure and adjustments pursuant to the same tariff structure and adjustment formula that we otherwise apply.  Pursuant to a cooperation agreement among the State and some municipalities, the ARSESP also regulates our tariffs in municipalities that selected the ARSESP to regulate our tariffs.

In 2009, the ARSESP enacted certain rules establishing (i) the general conditions for the services we render, (ii) the communication process for any failure in our services and (iii) the penalties for deficiencies in the provision of basic sanitation services.  We are currently evaluating the enforceability and legality of some of these rules.  These rules are expected to be implemented during 2011 and 2012, and will impact mainly our commercial and operations processes and may adversely affect us.

Since 2008, the ARSESP has been developing new concepts in the tariff structure and adjustment formula.  In July 30, 2010, the ARSESP published Resolution No. 156 establishing the methodology and general criteria for the definition of our regulatory asset base, in order to move forward with the tariff review process and to define the initial parameters of the auditing process that the ARSESP will have to conduct pursuant to the terms of the Basic Sanitation Law.  The methodology has been defined and, in general terms, assets will be evaluated by reposition costs and weighted by the respective usage ratio.  In March 2011, the ARSESP published the tariff review schedule and opened a public hearing for the proposed methodology for the calculation of the weighted average cost of capital (WACC).  In May 2011, the ARSESP released a regulatory post-tax weighted average cost of capital of 8.06%.  According to the schedule released in March 2011, the economic regulation model will be discussed and the regulatory asset base will be defined.  In 2012, the new tariff will be applied after the finalization of the model, tariff structure discussions, public consultations and publication of results.  We cannot anticipate the additional changes that the ARSESP will implement on our tariff structure and adjustment formula nor the effects that these changes will have on us.  If the changes are unfavorable to us, they could materially and adversely affect us.  Moreover, although the ARSESP has indicated that it will implement the new methodology by 2012, we cannot assure when the new rules will be enacted.

The terms of our new agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us.

Our provision of water and sewage services in the city of São Paulo accounted for 54.7% of our gross revenues from sales and services (excluding revenues relating to the construction of concession infrastructure) in the year ended December 31, 2010.

On June 23, 2010 the State and the city of São Paulo entered into a convention (convênio) with the intermediation and consent of SABESP and of the ARSESP pursuant to which they agreed to jointly manage the planning of and investment in the basic sanitation system of the city of São Paulo, among other things.  This agreement established that the State and the city of São Paulo would enter into an agreement with us, granting us exclusive rights with respect to the provision of water and sewage services in the city of São Paulo.  In addition, the agreement established the role of the ARSESP in regulating and overseeing our activities and established a management committee (Comitê Gestor) that will be responsible for planning the water and sewage services and for reviewing our investment plans.  The management committee will be composed of six members appointed for renewable two year terms. The State and the city of São Paulo will have the right to appoint three members each.  We are permitted to participate in the meetings of the management committee; however, we are not afforded any voting rights.

Also, on June 23, 2010, we entered into a formal agreement with the State and the city of São Paulo to regulate the provision of these services.  This agreement requires us, among other things, (i) to invest at least 13.0% of the gross revenues from sales and services we obtain from the agreement, net of the contribution for social security financing (Contribuição para Financiamento da Seguridade Social), or COFINS, and the contribution for the program for government Employee Fund (Programa de Formação do Patrimônio do Servidor Público), or PASEP, in the improvement of water and sewage infrastructure in the city of São Paulo; and (ii) to contribute 7.5% of the gross revenues from sales and services we obtain from this agreement, net of COFINS and PASEP taxes, to the Municipal Fund for Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura), or the São Paulo Municipal Sanitation Fund, established by Municipal Law No. 14,934/2009.  In addition, the agreement provides that the ARSESP will ensure that the tariffs charged (a) will adequately compensate us for the services we provide and (b) can be adjusted to restore the original balance between each party’s obligation and economic gain (equilíbrio econômico-financeiro).

Because we were not previously required to make the mandatory allocations described in items (i) and (ii) above, they were not taken into account in calculating our existing tariff and its adjustment formula.  Despite the contractual provisions and the ARSESP’s role in setting and adjusting adequate tariffs, we cannot guarantee that the tariffs we will be allowed to charge for the provision of water and sewage services in the city of São Paulo will continue to adequately compensate us.

The decision of the Brazilian Supreme Court regarding whether State or municipal governments have the right to execute concession and program agreements could have a material adverse effect on us.

The agreement with the State and the city of São Paulo regulates the provision of water and sewage services in the city of São Paulo.  It remains uncertain whether state or municipal governments have the authority to plan and regulate basic sanitation services rendered to metropolitan regions, as well as the right to execute concession and program agreements.  This issue is under discussion before the Brazilian Supreme Court in a suit initiated by third parties.  If the Brazilian Supreme Court grants this authority to municipal governments, under certain circumstances, we may be required to cease our operations in certain areas of the São Paulo metropolitan region in the event that certain municipalities opt to use another water and sewage service provider.  We cannot anticipate the effects of the Brazilian Supreme Court decision on the provision of our services in the city of São Paulo and in these other municipalities located in the São Paulo and in other metropolitan regions, either of which may affect our existing agreements to provide water and sewage services in these municipalities in a manner we cannot anticipate and could have a material adverse effect on us.

We have not entered into formal agreements for the provision of water and sewage services with certain of the municipalities we serve, including municipalities in metropolitan regions, as required by the Basic Sanitation Law, and therefore we may not be able to enforce our rights to continue to provide services in these municipalities.

Under the Basic Sanitation Law, we were required to have entered into formal agreements, before December 31, 2010, with every municipality with which we did not have a formal agreement in place or with which our agreements had already expired, as is the case of certain municipalities located in the metropolitan regions where we are authorized to operate in accordance with local legislation.  If such contractual arrangements were not entered into by December 31, 2010, the services concessions would no longer be valid.

As of the date of this annual report, of the 364 municipalities we provide water and sewage services to, 119 concessions had expired.  These 119 concessions include 21 municipalities located in and outside metropolitan regions, including the municipality of Santos, located in the coastal region.  Until December 31, 2010, we provided our services to these 21 municipalities through informal arrangements, such as deeds of authorization (escritura pública de autorização) or other similar arrangements.  As mentioned above, pursuant to the Basic Sanitation Law, as of December 31, 2010 these informal arrangements were considered terminated.  Although the Basic Sanitation Law does not impose any sanctions with respect to the non formalization of these arrangements, and we continue to provide our services to these muncipalities, the total number of municipalities with which we have informal or expired arrangements add up to 119.  Together, these 119 municipalities accounted for 26.5% of our total revenues for the year ended December 31, 2010, and 31.4% of our intangible assets as of that same date.  We are currently negotiating with these muncipalities the renewal of the concessions through the execution of program agreements.

The 119 municipalities are located in and outside the metropolitan regions.  In order to renegotiate or formalize the agreements, we face the following problems: (i) we are still awaiting the final decision of the Brazilian Supreme Court regarding whether the State or the municipalities have the right to enter into contractual arrangements for the provision of the basic sanitation services in the metropolitan regions (until the execution of the agreement with the city and State of São Paulo in June 2010 there was no precedent for a joint management contractual arrangement between the State, the municipalities and us); (ii) the execution of new agreements will depend on certain acts that are beyond our control, such as the compliance by the municipalities located outside the metropolitan regions with certain legal procedures.

The Basic Sanitation Law did not define any penalty for the non-compliance with the December 31, 2010 deadline by the municipalities or for the water and sewage service companies in case the deadline is not observed.  Consequently, we cannot anticipate if we are going to be subject to any penalty due to the lack of a formal agreement with some municipalities or if any eventual penalty will have a material adverse effect on us.

In addition, because we do not hold concessions or contractual rights to provide services in 119 of these municipalities, we may not be able to effectively enforce our right to continue to provide services or may face difficulties in being timely paid for the services that we provide.  In the future, our rights in respect of these other municipalities could be modified or adversely affected by Brazilian federal, state or municipal governmental actions, judicial decisions or other factors.  For further information, see “Item 4.B. Business Overview—Government Regulation—The Basic Sanitation Law” and “Item 4.B. Business Overview—Government Regulation—Concessions—Public Consortia and Cooperation Agreement Law for Joint Management.”

We cannot assure you when or whether there will be changes to the conditions under which we currently provide water and sewage services to the municipalities with which we do not have formal concession agreements or are renegotiating expired agreements or whether we will be able to continue to provide water and sewage services in any municipalities where we are unable to renew or enter into a formal concession agreement.

We are exposed to risks associated with the provision of water and sewage services.

Our industry is specifically affected by the following risks associated with the provision of water and sewage services:

•               we are subject to substantial charges imposed by state and federal government agencies that manage water resources related to the abstraction of water from, or dumping of sewage into, water bodies, which we may not be able to pass on to our customers.  See “Item 4.B. Business Overview—Government Regulation—Water Usage;”

•               in some cases, we are required to continue providing services to certain municipalities to which we provide water on a wholesale basis that have overdue amounts owed to us and are not paying us on a regular basis and we cannot assure you of when or whether these municipalities will pay us in a timely manner.  See “Item 4.B. Business Overview—Billing Procedures;”

•               the degradation of watershed areas may affect the quantity and quality of water available to meet our customers’ demand.  See “Item 4.A History and Development of the Company—Capital Expenditure Program;”

•               our tariffs may not increase in line with increases in inflation and operating expenses, including taxes, or increase in a timely manner, which may hinder us from passing on to our customers increases in our cost structure.  See “—The terms of our new agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us”.  These constraints may also have an adverse effect on our ability to fund our capital expenditure program and financing activities, and to meet our debt service requirements.  See “Item 5.A. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects of Tariff Increases;”

•               we are exposed to probable increases in the frequency of extreme weather conditions in the future, which may adversely affect both the quality and quantity of waters available for abstraction, treatment, and supply.  Given that our financial performance is closely linked to climate patterns, droughts could adversely affect the water supply systems, resulting in a decrease in the volume of water distributed and billed as well as in the revenue derived from water supply distribution services.  An increase in heavy rainfalls could impact water quality and regular operations of water sources, including abstraction of waters from our dams, due to increased soil erotion, silting, pollution and eutrophication of aquatic exosystems. See “Item 5.A. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects of Climate Change (Drought and Intense Rainfalls);” and

•               we are dependent upon energy to conduct our operations and eventual shortages or rationing of energy may prevent us from providing water and sewage services and may also cause material damage to our water and sewage systems when we resume operations.  Also, we may not be able to pass on to our customers significant increases in energy tariffs.  See “Item 4.A. History and Development of the Company—Energy Consumption.”

The occurrence of any of the above may have a material adverse effect on us.

We may face difficulties in continuing to provide water and sewage services in the municipalities we serve and we cannot assure you that these municipalities will continue to require our provision of services under the same terms.

As of December 31, 2010, we were a provider of water and sewage services to 364 municipalities.  Between January 1, 2007 and December 31, 2010, we had entered into 30-year agreements with 200 of these municipalities (including our services agreement with the city of São Paulo), of which 26 were entered into in 2010.  These 200 municipalities accounted for 61.5% of our total revenues for the year ended December 31, 2010 and 59.5% of our intangible assets as of December 31, 2010.  As of December 31, 2010, we have been renegotiating 119 concession agreements that expired, including the one with the municipality of Santos.  Together, these 119 municipalities accounted for 26.5% of our total revenues for the year ended December 31, 2010 and 31.4% of our intangible assets as of that same date.

From January 1, 2011 to 2033, 45 concession agreements will expire.  These 45 concession agreements accounted for 9.8% of our total revenues for the year ended December 31, 2010 and 8.3% of our intangible assets as of that same date.

We cannot assure you that these municipalities will continue to require our services and enter into new concession agreements or program agreements with us.  In the event that we are successful in renegotiating our concession agreements or entering into program agreements with the municipalities whose concession agreements expired or will expire, we cannot assure you that the new concession or program agreements will have the same terms under which we currently provide services to these municipalities.  We cannot make any such assumption because the Basic Sanitation Law prevents us from planning, regulating and monitoring our services and it requires more stringent control by the municipalities or by the ARSESP.

In addition, these municipalities may choose to assume the direct provision of water and sewage services or promote a public bidding process to select another water and sewage service provider.  Depending on the eligibility requirements to participate in the public bidding processes, we may not qualify to participate in some or all of these public bidding processes.  If we participate in these public bidding processes, we cannot assure you that we will win the bid.  In the event that these municipalities assume the direct provision of water and sewage services or promote a public bidding process to select another water and sewage service provider, or the new terms or conditions of the concession or program agreements are less favorable to us, we may be materially and adversely affected.  See “Item 4.B. Business Overview—Our Operations” and “Item 4.B. Business Overview—Government Regulation—Concessions—Public Consortia and Cooperation Agreement Law for Joint Management.”

Municipalities may, under certain circumstances, terminate our concessions before their expiration and the indemnification may be inadequate to recover the full value of our investments.

The concessions we hold are subject to early termination provisions, which entitle municipalities to terminate our concessions prior to their expiration date under certain circumstances.  Municipalities may terminate our concessions if we fail to comply with our obligations under the relevant concession agreement or applicable law, or if the municipality determines, through an expropriation proceeding, that terminating our concession prior to its expiration date is in the public interest.  If any municipality terminates our concession before the expiration date, we are entitled to be indemnified for the unamortized portion of our investments, but the indemnification may not be sufficient for us to recover the full value of our investments.  Further, under the terms of the Constitution of the State of São Paulo, municipalities may pay the indemnification over a term of 25 years.  However, the Brazilian Supreme Court stayed the application of this provision of the Constitution of the State of São Paulo in 1997, and the decision remains valid until final judgment.

In 1997, the municipality of Santos enacted a law expropriating our water and sewage systems in Santos.  There are pending legal proceedings concerning the expropriation carried out by this municipality.  We continue to provide water and sewage services to the city of Santos.

In 1995, the municipality of Diadema terminated the concession agreement that had been entered into with us prior to the expiration of the concession agreement.  As a result, we filed a lawsuit against the municipality of Diadema which we eventually settled in 1996.  The municipality of Diadema did not comply with this settlement.  In December 2008, we entered into a memorandum of understanding with the State of São Paulo, the municipality of Diadema and the State Secretariat for Sanitation and Water Resources, formerly known as the State Secretariat for Sanitation and Energy (Secretaria de Saneamento e Energia do Estado de São Paulo).  This memorandum establishes our agreement to conclude negotiations and settle all outstanding amounts.  In addition, it indicates our intent to develop a share infrastructure for the provision of water and sewage services.  This memorandum of understanding stayed the collection proceedings we had filed against the municipality of Diadema.  We continue to supply water on a wholesale basis to the city of Diadema.

For further information on these lawsuits, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

We cannot assure you that other municipalities will not seek to terminate their concession agreements before the contractual expiration date.  The early termination of concession agreements by municipalities, our inability to receive adequate indemnification for the investments we made, or the payment of indemnification due to us over a long period, may have a material adverse effect on us.

The Basic Sanitation Law has established provisions governing the indemnification of water and sewage service providers in case of early termination of concession agreements by a municipality and reduced the term over which indemnification must be paid to four years.  These provisions are also applicable to concession agreements entered into prior to the enactment of the Basic Sanitation Law, as long as these concession agreements do not have a contractual indemnification provision in case of early termination or we have not otherwise entered into an agreement with the municipality with regard to such early termination.  Nevertheless, we cannot anticipate the effects of the Basic Sanitation Law on the amount of, and enforceability of the right to, indemnification and how Brazilian courts will enforce the provisions of the Basic Sanitation Law.

Any failure to obtain new financing may adversely affect our ability to continue our capital expenditure program.

Our capital expenditure program will require substantial liquidity and capital resources of approximately R$8.6 billion in the period from 2009 through 2013.  We recorded R$2.2 billion of capital expenditure in 2010 in connection with our capital expenditure program.

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

We are also subject to financial covenants limiting our ability to incur additional indebtedness, which could have a material adverse effect on us.  For further information on these covenants, see “Item 5.B. Liquidity and Capital Resources—Capital Sources—Indebtedness Financing—Financial Covenants.”  Our failure to comply with these covenants could impair our ability to finance our capital expenditure program, which could have a material adverse effect on us.

We are subject to cost increases to comply with environmental law requirements and potential environmental liability that could have a material adverse effect on us.

Our facilities are subject to extensive Brazilian federal, state and municipal laws and regulations and environmental covenants relating to the protection of human health and the environment.  These laws and regulations limit or prohibit emissions or spills of effluents, such as raw sewage, produced in connection with our operations.  We could be subject to civil public actions and criminal, administrative and other civil proceedings for non-compliance with environmental laws and regulations, which could expose us to administrative and civil penalties and criminal sanctions, such as fines, closure orders and significant indemnification obligations.  Since environmental laws and their enforcement by Brazilian authorities are becoming more stringent, our capital expenditures and expenses for environmental compliance may increase substantially.  Expenditures required for compliance with environmental laws and regulations may result in reductions in other strategic investments that we have planned, which could negatively affect us.  In addition, due to more stringent enforcement of environmental laws by Brazilian courts, we may be required to pay substantial fines and indemnifications in amounts that may vary widely from those currently anticipated.  We are presently a party to a number of civil public actions related to environmental matters, with regard to which we are unable to calculate our estimated amount of potential liability.  Any unfavorable judgment in relation to these proceedings or any material unforeseen environmental liabilities may have a material adverse effect on us.  For further information on these lawsuits, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

The enactment of new laws and regulations relating to climate change and changes in existing regulation, as well as the physical effects of climate change, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.

As new laws and regulations relating to climate change, including carbon controls, become applicable to us, and as existing environmental regulations relating to climate change become more stringent, it is possible that our capital expenditure for compliance with these laws and regulations will increase substantially in the future.  If we increase capital expenditure to comply with these laws and regulations, we may be required to reduce expenditure on other strategic investments.

In addition, if climate change leads to significant physical effects, such as variations in the intensity of droughts and rain, our services may be affected and we may be required, among other things, to:  (i) make significant investments in seeking new hydric sources located further from major consumer centers and (ii) make significant investments in new technologies.

We do not adopt any method for calculating the investments that would be necessary in the event of a significant physical effect from climate change.  Any substantial increase in expenditure related to climate change, whether for compliance with environmental regulations or for preventing or remedying the physical effects of climate change, may have a material adverse effect on us.  See “Item 4.B. Business Overview—Environmental Matters—Climate Change Regulations:  Reduction of Greenhouse Gases (GHG).”

Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on us.

We are a party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among others, civil, environmental, tax, labor, condemnation and other proceedings.  As of December 31, 2010, the total value of all outstanding claims was R$23,960.1 million (net of court deposits).  A substantial monetary judgment against us in one or more of these legal proceedings may have a material adverse effect on us.  Based on advice from our legal counsel, we have provisioned a total aggregate amount of R$1,459.8 million (net of court deposits) as of December 31, 2010 to cover probable losses related to legal proceedings.  This provision does not cover all legal proceedings involving monetary claims filed against us and it may be insufficient to cover our liabilities related to these claims.

Any unfavorable judgment in relation to these proceedings may have a material adverse effect on us.  For more information, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Risks Relating to Our Common Shares and ADSs

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell our common shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in major securities markets, and these investments are often considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets.  The ten largest companies in terms of market capitalization represented approximately 48.8% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2010.  The top ten stocks in terms of trading volume accounted for approximately 53.1%, 50.4% and 48.8% of all shares traded on the BM&FBOVESPA in 2008, 2009 and 2010, respectively.

Investors who exchange ADSs for common shares may lose their ability to remit foreign currency abroad and to obtain Brazilian tax advantages.

The Brazilian custodian for the common shares underlying our ADSs must obtain a certificate of registration from the Central Bank to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to our common shares or upon the disposition of our common shares.  If an ADR holder decides to exchange ADSs for the underlying common shares, this holder will be entitled to continue to rely on the custodian’s certificate of registration for five business days from the date of exchange.  After that period, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless he or she obtains his or her own certificate of registration or register under Resolution No. 2,689, dated January 26, 2000, of the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN, which entitles registered foreign investors to buy and sell on the Brazilian stock exchanges.  If the holder does not obtain a certificate of registration or register under Resolution No. 2,689, this holder will generally be subject to less favorable tax treatment on gains with respect to our common shares.

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

We are a mixed capital company (sociedade de economia mista) organized under the laws of Brazil, and all of our directors and officers and our controlling shareholder reside in Brazil.  All of our intangible assets and those of these other persons are located in Brazil.  As a result, it may not be possible for a holder to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil.  Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain requirements are met, a holder may face difficulties in protecting his or her interests in the case of actions by our directors, officers or our controlling shareholder than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States.  In addition, under Brazilian law, none of our assets which are essential to our ability to render public services are subject to seizure or attachment.  Furthermore, the execution of a judgment against our controlling shareholder may be delayed as payment of the judgment must be made pursuant to the State’s budget in a subsequent fiscal year.  None of the public property of our controlling shareholder is subject to seizure or attachment, either prior to or after judgment.

Mandatory arbitration provisions in our bylaws may limit the ability of a holder of our ADSs to enforce liability under U.S. securities laws.

Under our bylaws, any disputes among us, our shareholders and our management with respect to the application of Novo Mercado rules, Brazilian Corporate Law and the application of the rules and regulations regarding Brazilian capital markets will be resolved by arbitration conducted pursuant to the BM&FBOVESPA Arbitration Rules in the Market Arbitration Chamber.  Any disputes among shareholders, including ADR holders, and disputes between us and our shareholders, including ADR holders, will also be submitted to arbitration.  As a result, a court in the United States might require that a claim brought by an ADR holder predicated upon the U.S. securities laws be submitted to arbitration in accordance with our bylaws.  In that event, a purchaser of ADSs would be effectively precluded from pursuing remedies under the U.S. securities laws in the U.S. courts.

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

Holders may exercise voting rights with respect to the common shares represented by our ADSs only in accordance with the deposit agreement relating to our ADSs.  There are no provisions under Brazilian law or under our bylaws that limit the exercise by ADR holders of their voting rights through the depositary with respect to the underlying common shares.  However, there are practical limitations upon the ability of ADR holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders.  For example, our common shareholders will receive notice of shareholders’ meetings through publication of a notice in an official government publication in Brazil and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.  ADR holders, by comparison, will not receive notice directly from us.  Instead, in accordance with the deposit agreement, we will provide the notice to the depositary, which will, in turn, as soon as practicable thereafter mail to ADR holders the notice of the meeting and a statement as to the manner in which instructions may be given by holders, but only if we request the depositary to do so.  To exercise their voting rights, ADR holders must then instruct the depositary as to voting the common shares represented by their ADSs.  Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADR holders than for holders of common shares.  ADSs for which the depositary fails to receive timely voting instructions will not be voted at any meeting.

ITEM 4.        INFORMATION ON THE COMPANY

A.    History and Development of the Company

Overview

Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a mixed capital company (sociedade de economia mista) with limited liability.  We were incorporated on September 6, 1973 under the laws of the Federative Republic of Brazil.  We are registered at the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo) under registration number NIRE 35300016831.  Our principal executive offices are located at Rua Costa Carvalho, 300, 05429-900 São Paulo, SP, Brazil.  Our telephone number is +(55) 11 3388‑8000.  Our agent for service of process in the United States is CT Corporation System, with offices at 818 West Seventh Street – Team 1, Los Angeles, CA 90017.  We are allowed to operate, in a subsidiary form, in other Brazilian locations and abroad.  See “Item 4.B. Business Overview—Government Regulation—Concessions—Public Consortia and Cooperation Agreement Law for Joint Management.”

We believe we are one of the largest water and sewage service providers in the world (based on the number of customers in 2010), according to the 12th edition of the Pinsent Masons Water Yearbook.  We operate water and sewage systems in the State of São Paulo in which the city of São Paulo, Brazil’s largest city, is located.  According to the IBGE, the State of São Paulo is Brazil’s most populous state and the state with the highest gross domestic product, or GDP, in Brazil.  For the year ended December 31, 2010, from our total revenues we had a consolidated net revenue of R$9,231.0 million and a consolidated net income of R$1,630.5 million.  Our total consolidated assets was R$23,350.6 million and our total shareholders’ equity was R$9,681.8 million as of December 31, 2010.

As of December 31, 2010, we provided water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 364 of the 645 municipalities in the State of São Paulo, including the city of São Paulo.  Substantially all of our concessions or program agreements have 30-year terms.  119 of these concessions have expired and are currently being renegotiated.  From January 1, 2011 through 2033, 45 concessions will expire, which we will seek to replace with program agreements.

We also supply water on a wholesale basis to six municipalities in the São Paulo metropolitan region (with a total estimated urban population of approximately 3.4 million) and to the municipality of Sumaré (with a total estimated urban population of 0.2 million), in which we do not operate water distribution systems.  For the year ended December 31, 2010, the São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis) and the Regional Systems accounted for 74.5% and 25.5% of our gross revenue from sales and services (excluding revenues relating to the construction of concession infrastructure), respectively.

As of December 31, 2010, we provided water services through 7.3 million water connections to approximately 23.6 million people, representing approximately 59.0% of the urban population of the State of São Paulo, and effectively had a water coverage ratio of approximately 100% in respect of all regions.  As of that date, we provided sewage services through 5.7 million sewage connections to approximately 20 million people and effectively had a sewage coverage ratio of 81.0%.  As of December 31, 2010, we operated through 65,379 kilometers of water pipes and mains and through 44,287 kilometers of sewer lines.

We also provide water and/or sewage services to four other municipalities through special purpose companies.  In addition, we render consulting services related to the rational use of water and commercial and operational management in Panama and Honduras through a partnership with Latin Consult.

The State, our controlling shareholder, is required by law to own at least 50% plus one of our common shares.  As of June 20, 2011, the State owned 50.3% of our outstanding common shares.  As a mixed capital company, we are an integral part of the State governmental structure.  Our strategy and major policy decisions are formulated in conjunction with the State Secretariat for Sanitation and Water Resources as part of the overall strategic planning for the State.  The majority of the members of our board of directors and our board of executive officers are nominated by the State government.

In addition, our capital expenditure budget is subject to approval by the State legislature and is approved in conjunction with the budget of the State Secretariat for Sanitation and Water Resources as a whole.  Our consolidated financial statements and accounting records are subject to review by the State Accounts Tribunal (Tribunal de Contas), as are all accounts of the State.

Our Strengths

We believe that our strong business position and future prospects relate to the following strengths:

Well-established business with significant size, scale and know-how to operate in complex urban settings.  We believe we are one of the largest water and sewage service providers in the world.  We provide water services directly to approximately 23.6 million people and supply water on a wholesale basis to an additional urban population of 3.6 million people, including the municipality of Sumaré.  As of December 31, 2010, we effectively had a water coverage ratio of approximately 100% in respect of all regions in which we operate.  We also provide sewage services directly to approximately 20 million people, achieving a sewage coverage ratio of 81.0% in respect of all regions in which we operate as of December 31, 2010.  During the year ended December 31, 2010, our net revenue from sales and services increased by 7.6% as compared to the year ended December 31, 2009 (taking into account revenues relating to the construction of concession infrastructure).  Our significant size and scale have required us to operate in complex urban settings such as favelas  (shantytowns) and environments without urban planning, which has enabled us to develop skills to operate in adverse conditions and have well-trained personnel and a specialized structure that we believe our competitors lack.

Operations in Brazil’s most populous and wealthy state.  The State of São Paulo, part of the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated population of 43.0 million as of December 31, 2010.  The city of São Paulo had an estimated population of 11.0 million as of that date, with 20.4 million inhabitants in the São Paulo metropolitan region.  Based on its GDP, the State of São Paulo is the wealthiest state and largest economy in Brazil.  The GDP of the State of São Paulo was approximately R$1.0 trillion in 2008, representing approximately 33% of Brazil’s total GDP.  The State of São Paulo generates more revenue from water and sewage services than any other Brazilian state.

High quality operations.  We believe that we adhere to high standards of service and utilize the best available technology in the sanitation business to control the quality of the water captured, produced and distributed.  All of our water quality control laboratories operate in accordance with the ABNT NBR ISO 9001, which follows the highest international water quality standards.  In addition to our central laboratory, 12 of our regional laboratories are accredited by the National Institute of Metrology, Standardization and Industrial Quality, or INMETRO, thereby assuring the quality and accuracy of our test results, according to ABNT NBR ISO IEC 17025.  Moreover, our laboratories and field teams use the latest equipment to detect substances controlled by regulations and have highly trained teams to handle contingencies and customer complaints.  We believe our technology enhances the efficiency and quality of our operations.  As of December 30, 2010, 50 of our sewage treatment facilities had obtained the ISO 14001 certification.

Access to low-cost and diverse sources of financing.  Our strong cash flow generation from operations and our role as an essential public service provider places us in a privileged position in our industry to obtain low cost, long-term financing from Brazilian public banks, and domestic and international multilateral agencies and development banks.  In addition, we are not dependent upon a limited number of sources of financing.  We benefit from various funding alternatives available in the Brazilian and international markets for our working capital needs and our capital expenditure programs.

Strong corporate governance practices.  In 2002, we joined the Novo Mercado segment of the BM&FBOVESPA, which is the listing segment in Brazil with the highest corporate governance requirements.  As a result, we are committed to maintaining certain additional corporate governance practices that are not required by Brazilian law, ensuring additional protection to our shareholders rights and enhancing the quality of information we disclose to the market.  On December 1, 2007, we became part of the BM&FBOVESPA Corporate Sustainability Index, or the ISE, which reflects our high degree of commitment to sustainable environmental and social practices.

Our Strategy

Our mission is to provide water and sewage services, contributing to the improvement of the quality of life and of the environment.  To this end, our strategic objectives are based upon the guiding principles of growth, quality, universalization of sanitation services and social, economic and environmental sustainability.  We also base our strategic objectives on our political and institutional relationships as well as on our commitment to the market to increase shareholder value.  We seek to implement these guiding principles through the following strategies:

Reduce operating costs and increase productivity and profitability.  We intend to use our best efforts to reduce operating costs and increase productivity and profitability.  To achieve this goal, we plan to improve the management of our assets, as well as to continue to reduce our total salary and payroll expenses by decreasing the number of our employees, automating some of our operations, streamlining operational processes, implementing integrated planning and further investing in internal technological research and development.  We also plan to continue our efforts to improve our collection of overdue accounts receivable from municipalities to which we provide services, from the State and from other governmental entities, including by exploring opportunities to offset these outstanding debts against certain possessory or property rights over utilities relating to water and sewage systems.

Continue to prudently manage our levels of indebtedness.  We intend to continue to fund our working capital needs and estimated capital expenditure programs with diversified sources of financing, such as domestic and international development banks and multilateral agencies.  We will continue to seek market opportunities for low-cost financing and restructuring of our indebtedness if and when advantageous and appropriate.  Our total financial indebtedness increased by 26.0%, from R$6,558.0 million as of December 31, 2009 to R$8,264.6 million as of December 31, 2010.  In addition, during the same period, our total foreign denominated indebtedness recorded increased 28.8%, from R$1,745.6 million as of December 31, 2009, to R$2,248.9 million as of December 31, 2010, as a result of the issuance of eurobonds and local debentures in 2010 to meet our financial obligations in 2010 and 2011 and, mainly, by investments from the Japan Bank for International Cooperation, or the JBIC, and the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, and Carteira de Saneamento/CEF-FGTS.  We also made significant amortization payments relating to certain Brazilian and foreign currency-denominated indebtedness.

Improve operating efficiency and reduce water losses.  We seek to reduce both physical water losses, which result mainly from leakage, and non-physical water losses, which result primarily from the inaccuracy of our water meters installed at our customers’ premises and at our water treatment facilities, and from clandestine and illegal use.  In order to achieve more consistent long-term results, we have developed a comprehensive 11-year program to reduce our water loss rate.  The first three years of the program from 2009 to 2011 is being funded by the BNDES.  During 2012 and 2013 the program will be funded by a loan granted by the government of Japan through the Japan International Cooperation Agency, or JICA.  The program’s focus is on the renewal of our water distribution infrastructure and the improvement of maintenance and control services as a means of reducing physical water losses.  We are also seeking to reduce physical water losses by creating smaller water supply districts through the construction of district meeting areas, or DMAs, that reduce the system’s pressure and pipe bursts, allowing leaks to be detected and repaired more efficiently.  The program also seeks to reduce non-physical water losses by upgrading and replacing inaccurate water meters and through inspections of non-authorized water consumption in water service connections.

Ensure the quality and availability of our services in our existing service area.  Our goal is to maintain an effective water coverage ratio of approximately 100%, coupled with a high standard of quality and availability.  We intend to continue to effectively have a water coverage ratio of approximately 100% and meet the expected population growth by adding 1.3 million water connections by 2019.  We also intend to increase our sewage coverage ratio to 90.0% by 2019 by adding 1.7 million sewage connections.  To ensure the quality and availability of our services, we also intend to improve customer relations by shortening response times for customer installations as well as through a focused public relations program to enhance our image.  In addition, we are also developing short, medium and long‑term marketing strategies, such as client segmentation and tailor‑made solutions for each type of client, which we believe will help us increase our customer base.

Maintain and continue to expand our existing service areas.  We intend to maintain our operating base through the execution of new agreements.  To this end, we are actively seeking to develop closer relationships with the municipal governments that we currently serve in order to increase customer loyalty and thereby renew all or substantially all our expiring concession agreements.  In June 2010, we entered into an agreement with the State and city of São Paulo with a 30-year term for the provision of water and sewage services in the city of São Paulo, which in the year ended December 31, 2010 accounted for 54.7% of our gross revenues.  Between January 1, 2007 and December 31, 2010, we entered into 200 agreements with 30-year terms with municipalities (including our services agreement with the city of São Paulo), of which 26 were entered into in 2010.  These 26 municipalities accounted for 53.0% of our total revenues for the year ended December 31, 2010 and 50.0% of our intangible assets as of that same date.  As of December 31, 2010, 119 of our concessions had expired and are currently being renegotiated.  These 119 municipalities accounted for 26.5% of our total revenues for the year ended December 31, 2010 and 31.4% of our intangible assets as of that same date.  From January 1, 2011 through 2033, 45 concession agreements accounting for 9.8% of our revenues for the year ended December 31, 2010 and 8.3% of our intangible assets as of December 31, 2010 will expire.

We have also developed a platform to offer unique services relating to sustainability, environmental preservation and water resource management to our large industrial, commercial and residential customers in order to encourage these customers to continue to use our water services.  We also intend to continue to expand our sewage services.  A significant portion of our capital expenditure program, of approximately R$8.6 billion between 2009 and 2013, is designed to achieve this goal.  We also regularly explore the possibility of executing agreements for the provision of water and sewage services in municipalities of the State of São Paulo in which we currently have no operations or to which we currently supply water and provide sewage treatment solely on a wholesale basis, representing a total population of approximately 17 million.  We evaluate possible expansion opportunities in terms of proximity to our existing service areas to maximize return on investment and improve our financial performance.  We also intend to study, and take advantage of, opportunities in other Brazilian states and in other countries to expand our services and increase our market share.

Expand our water and sewage services.  We had a sewage coverage ratio of 81.0% as of December 31, 2010, and we plan to increase our sewage coverage ratio to 90.0% by 2019, by adding over 1.7 million sewage connections.  In addition, there are municipalities in the State of São Paulo representing an aggregate population of approximately 17 million to which we currently do not provide water or sewage services, or to which we currently supply water solely on a wholesale basis.  Our strong presence in the State and experience in providing water and sewage services places us in a privileged position to expand our sewage services to municipalities in which we provide only water services and our water and sewage services to municipalities in which we do not yet operate, in both the State of São Paulo and also in other states in Brazil and abroad.  Further, we seek to deepen our relationships with strategic clients that consume high volumes of water (more than 500 cubic meters per month) by applying special tariffs for these clients.

Seek selective opportunities to expand our business.  In 2007, a change in our bylaws expanded the scope of our corporate purpose to include activities complementary to our water and sewage services, such as urban rainwater management and drainage services, urban cleaning services and solid waste management services.  Since then we have:

•               executed cooperation agreements to exchange technology with six regional basic sanitation companies in Brazil, with Mekorot National Water Company, an Israeli company, Sociedade General Aguas de Barcelona S/A – Agbar, a Spanish company, Instituto Costarricence de Acueductos y Alcantarillados, a Costa Rican company,  Empresa Pública de Medellin, a Colombian municipal multi-utilities company and Agua y Saneamientos Argentinos - AYSA, an argentinian company, which will allow us to exchange know-how and learn about future opportunities;

•               executed memoranda of understanding with three municipalities to study the possibility of operating landfills;

•               created four special purpose companies (SESAMM – Serviços de Saneamento de Mogi Mirim S/A; Águas de Castilho S.A.; Águas de Andradina S.A.; and Saneaqua Mairinque S.A.) to operate water and/or sewage concessions granted by four municipalities in the State of São Paulo;

•               executed an agreement with the Servitec/Tecniplan consortium for the use of small hydroelectric power plants in our water treatment stations in Guaraú and Vertedouro Cascata;

•               executed an agreement with the basic sanitation company of the state of Alagoas to transfer technology for the reduction of water losses in the city of Maceió;

•               executed a service agreement with the basic sanitation company of the state of Espírito Santo to license the use of our proprietary software “Aqualog” designed to remotely monitor water treatment;

•               won two international public biddings for the provision of:  (i) consulting services relating to a program for the rational use of water and for the implementation of a new model for commercial and operational management of the Instituto de Acueductos y Alcantarillados Nacionales, the company responsible for the provision of the water and sewage services in the central provinces of Panama, and (ii) consulting services for the implementation of a new model for commercial and operational management in nine municipalities of Honduras;

•               created a special purpose company (Aquapolo Ambiental S.A.), in partnership with a private sanitation services operator, to build and operate the largest water recycling facility in the southern hemisphere, which will supply up to 1,000 litres per second to industries in the São Paulo metropolitan region;

•               rendered consulting services relating to the Municipal Basic Sanitation Plan to the municipality of Barro Alto, located in the State of Goiás; and

•               created a special purpose company (ATTEND), in partnership with Estre Ambiental S.A., for the implementation of a structure to receive non-domestic water resources in the municipality of São Paulo, which will also have a pre-treatment water station.

In addition, in connection with the expansion of our business, we are evaluating and may consider creating an investment vehicle, Sabesp Participações, through which we may make equity investments in the near future.

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

The State of São Paulo occupies 3.0% of Brazil’s land mass and encompasses an area amounting to approximately 96,000 square miles.  According to the SEADE, the State of São Paulo had an estimated total population of 43.0 million as of December 31, 2010.  The city of São Paulo, the State of São Paulo’s capital, had an estimated population of 11.0 million, with 20.4 million inhabitants in the São Paulo metropolitan region, as of December 31, 2010.  The São Paulo metropolitan region encompasses 39 cities and is the largest metropolitan region in the Americas and the third largest metropolitan region in the world, according to the United Nations’ World Urbanization Prospects, 2009 Revision.  The São Paulo metropolitan region accounted for approximately 47% of the population of the State of São Paulo as of December 31, 2010.

According to the IBGE, the GDP of the State of São Paulo was approximately R$1 trillion in 2008, representing approximately 33% of Brazil’s total GDP, and making it the largest economy of any state in Brazil based on GDP.  According to the IBGE, the State of São Paulo is also the leading Brazilian state in terms of manufacturing and industrial activity, with a strong position in car manufacturing, pharmaceuticals, computer manufacturing, steel making and plastics, among other activities, as well as a leading position in the banking and financial services industries.  The State of São Paulo is the most important exporting state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

History

Until the end of the nineteenth century, water and sewage services in the State of São Paulo were generally provided by private companies.  In 1875, the Province of São Paulo granted a concession for the rendering of water and sewage services to Companhia Cantareira de Água e Esgotos.  In 1893, the government of the Province of São Paulo assumed responsibility for the rendering of water and sewage services from Companhia Cantareira de Água e Esgotos and formed the Office of Water and Sewers (Repartição de Água e Esgotos), a governmental agency.  Since that time, water and sewage services in the São Paulo metropolitan region have been administered by the State government.  Historically, water and sewage services in substantially all other municipalities of the State were administered by the municipalities directly either by municipal water and sewage departments or through autarquias  of the municipal government.  Autarquias  are relatively autonomous public bodies with separate legal standing, assets and revenues, created by law to undertake administration of public services, which are considered to be better managed by a decentralized administrative and financial structure.

In 1954, in response to dramatic population growth in the São Paulo metropolitan region, the State government created the Department of Water and Sewers (Departamento de Águas e Esgotos), as an autarquia  of the State.  The Department of Water and Sewers provided water and sewage services to various municipalities in the São Paulo metropolitan region.

A major restructuring of the entities providing water and sewage services in the State of São Paulo occurred in 1968, with the creation of the Water Company of the São Paulo Metropolitan Region (Companhia Metropolitana de Água de São Paulo), or the COMASP, the purpose of which was to provide potable water on a wholesale basis for public consumption in the municipalities of the São Paulo metropolitan region.  All assets relating to the production of potable water for the São Paulo metropolitan region previously owned by the Department of Water and Sewers were transferred to COMASP.  In 1970, the Superintendence of Water and Sewers of the city of São Paulo (Superintendência de Água e Esgoto da Capital), or the SAEC, was created by the State government to distribute water and collect sewage in the city of São Paulo.  All assets previously owned by the Department of Water and Sewers in connection with the water services were transferred to the SAEC.  Also in 1970, the State created the Basic Sanitation Company of the São Paulo Metropolitan Region (Companhia Metropolitana de Saneamento de São Paulo), or the SANESP, to provide sewage treatment services for the São Paulo metropolitan region.  All assets previously owned by the Department of Water and Sewers in connection with the sewage services were transferred to the SANESP.  The Department of Water and Sewers was subsequently closed.

On June 29, 1973, COMASP, the SAEC and the SANESP merged to form our Company with the purpose of implementing the directives of the Brazilian government set forth in the National Water Supply and Sanitation Plan (Plano Nacional de Saneamento).  We were incorporated under the laws of Brazil as a limited company (sociedade anônima), for indefinite duration.  The National Water Supply and Sanitation Plan was a program sponsored by the Brazilian government, which financed capital investments in, and assisted in the development of, state-controlled water and sewage companies.  Since our formation, other State governmental and State-controlled companies involved in water supply and sewage collection and treatment in the State of São Paulo have been merged into us.

Corporate Organization

In 2005, we reorganized our corporate management structure.  As a result, we currently have six management divisions, each of which is supervised by one of our executive officers.

The allocation of responsibilities among the executive officers is made by our board of directors, after an initial proposal made by the Chief Executive Officer, in accordance with our bylaws.  The Chief Executive Officer is responsible for coordinating all management divisions in accordance with the policies and directives established by our board of directors and board of executive officers, including the coordination, evaluation and control of all functions related to Chief Executive Officer’s office and staff, integrated planning, business management and organization, corporate communication, audit, ombudsman, and regulatory matters.  The Chief Executive Officer represents our Company before third parties and some of its representation powers can be granted to attorneys-in-fact.  The executive officers described below report to the Chief Executive Officer:

•               the Corporate Management Officer, who is responsible for marketing, human resources and quality control programs, legal affairs, information technology, asset management, legal and procurement, and contracts;

•               the Chief Financial Officer and Investor Relations Officer, who is responsible for financial planning, costs and tariffs, raising and allocating financial resources to all divisions within the Company, conducting capital markets and other indebtedness-related transactions and managing indebtedness levels, control department, accounting, corporate governance and investor relations;

•               the Technology, Enterprises and Environment Officer, who is responsible for the environmental planning and management, technological and operating, product quality control, developments and coordination and execution of special investment programs, projects and new businesses; and

•               the Chief Operating Officer of the São Paulo Metropolitan Region Division and the Chief Operating Office of the Regional Systems Division, who are responsible for managing the operation, maintenance, execution of planning and works for the water and sewage supply systems including planning and works for our services rendered on a wholesale basis, sales and call center services, as well as the control of economic-financial and operational performance of its division.  These Chief Operating Officers are also responsible for sanitation advisory services to autonomous municipalities and for the mediation and the negotiation with communities and local governments, aimed at aligning our interests with the interests of our clients.

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

From 2007 through 2010, our capital expenditure program totaled R$6.9 billion, primarily to build up our infrastructure and for our efforts to reduce water losses.  We have budgeted investments in the amount of R$5.3 billion from 2011 through 2013.  We invested R$1.7 billion, R$1.8 billion and R$2.2 billion in 2008, 2009 and 2010, respectively.

The following table sets forth our planned capital expenditures for water and sewage infrastructure for the years indicated.

	Planned Capital Expenditures
	2011	2012	2013	2011-2013
	(in millions of reais)
Water	664	653	668	1,985
Sewage	835	867	827	2,529
Others	254	228	231	713
Total	1,753	1,748	1,726	5,227

Our capital expenditure program from 2011 through 2013 will continue to focus on achieving our targets by making regular investments in and expanding our infrastructure as well as making investments in the reduction of water losses throughout the 364 municipalities we served as of December 31, 2010.

Main Projects of Our Capital Expenditure Program

The following is a description of the main projects in our capital expenditure program.

Metropolitan System Investment Program

Metropolitan Water Program

Demand for our water services has grown steadily over the years in the São Paulo metropolitan region and has exceeded at times the capacity of our water systems.  As a result, prior to September 1998, part of our customers in this region received water only on alternate days of the week.  We refer to this as “rotation.”  In order to remedy this situation, we implemented the Metropolitan Water Program (Programa Metropolitano de Água) to improve regular water supply to the entire São Paulo metropolitan region.  This program terminated in 2000 and the rotation was eliminated, but we have maintained our investment projections for the region.  During the second phase of the Metropolitan Water Program between 2006 and 2014, we plan to expand the infrastructure of water storage tanks by 210,000 cubic meters and to construct 44 water pumping stations and 240 kilometers of mains.  The investment is expected to reach R$2.7 billion and the construction is expected to expand the water production capacity by 13.2 cubic meters per second until 2014.  We have been working on this project since 2006, and we expect to complete it by 2014.  In 2008, 2009 and 2010, we invested approximately R$223 million, R$327 million and R$346 million, respectively, in this region.

Alto Tietê Public Private Partnership (PPP)

In June 2008, we entered into a Public Private Partnership (Parceria Público-Privada), or PPP, with Cab Spat, a special purpose company whose main shareholders are Cab Ambiental and Galvão Engenharia S.A.  Cab Spat will be responsible for (i) expanding the Taiaçupeba water treatment plant capacity from ten cubic meters per second to 15 cubic meters per second, (ii) building 17.7 kilometers of water connections and mains, (iii) building four water storage tanks with total capacity of 70,000 cubic meters, (iv) installing boosters, and (v) building pumping stations.  The total investment in projects to be undertaken by Cab Spat during the first two years of the PPP is estimated at R$320.0 million.  Cab Spat will also perform maintenance on the dams of the Alto Tietê System, in connection with which Cab Spat will also provide civil engineering, electromechanical and operational services, as well as sludge treatment and the corresponding services regarding water adduction and water supply.  The total value of the project is estimated at R$1.0 billion.  We intend to pay these investments over 15 years upon the completion of the contracted projects and services.  In 2010, the services related to water adduction were concluded, improving the level of water supply to the east and west regions of the São Paulo metropolitan region.  The capacity of the Taiaçupeba water treatment facilities (Estações de Tratamento de Água), or ETA, was increased by 2.0 cubic meters per second by the end of 2010, and by February 2011 its treatment capacity reached 13.8 cubic meters per second, with an average production of 12.1 cubic meters per second.  The services are expected to be completed in 2011.  After the completion of the services, the system’s nominal capacity will be of 15 cubic meters per second, directly benefiting 1.5 million people in the east region of the São Paulo metropolitan region, in addition to improving the reliability, flexibility and availability of the integrated water system that services the state’s metropolitan region.  The increase in production will improve the east, north and west regions water supply levels since it will be possible to transfer water from the east system to other localities.

Tietê Project

The Tietê river crosses the São Paulo metropolitan region and receives most of the region’s run‑off and wastewater.  The environmental status of the river reached a critical level in 1992.  In an effort to reverse the situation, the State of São Paulo created a recovery program designed to reduce pollution of the Tietê river by installing sewage collection lines along the banks of the Tietê river and its tributaries.  These lines collect raw sewage and deliver it to our sewage treatment facilities.  We completed the first phase of the program between 1992 and 1998.

In connection with the first phase of the Tietê Project (Projeto Tietê), in June 1998, we completed the construction of three additional sewage treatment facilities and invested a total of US$1.1 billion, of which US$450.0 million was financed by the Inter-American Development Bank, or IADB, approximately US$100 million by the Caixa Econômica Federal, or the Caixa, and approximately US$550 million by us.

The second phase of the project was carried out from 2000 through 2008, with investments of approximately US$500 million, of which US$200.0 million were financed by the IADB, R$60.0 million by the BNDES, and R$180.0 million by the BNDES through another financial institution.  In this phase, 290,000 sewage connections and more than 1,500 kilometers of sewage collections networks, branch collectors and interceptors were installed and/or built.

The main objective of this second phase was to continue expanding and optimizing the sewage systems of the São Paulo metropolitan region, primarily focusing on actions that allow for the delivery of a higher volume of raw sewage to the sewage treatment facilities that were built in the first phase of the Tietê Project.  Upon the conclusion of the second phase of the project in 2008, we were able to collect approximately 5,000 liters of raw sewage per second and send it for treatment in the five sewage treatment plants of our integrated system.  As part of the second phase of the Tietê Project, we implemented a geographic information system named SIGNOS.  SIGNOS is a management information system which automates and integrates various business processes, including project management, maintenance, operations and customer service and maps out our entire municipal infrastructure in the São Paulo metropolitan region.

The first and second phases of the Tietê Project contributed to an increase from 70.0% to 84.0% in the sewage collection rate and an increase from 24.0% to 70.0% in the treatment of the sewage collected in the São Paulo metropolitan region.  As a result, the sewage collection system benefited 15.8 million people (5.1 million more than the number of people served when the Tietê Project was initiated), and the sewage treatment benefited 11.1 million people (8.5 million more than the number of people served when the Tietê Project was initiated).

As of December 31, 2010, we owed US$344.9 million to the IADB for the financing it provided.  For further information on the agreement entered into with the IADB, see “Item 5.B. Liquidity and Capital Resources—Capital Sources.”  We currently provide secondary treatment to approximately 68% of the sewage collected in the São Paulo metropolitan region.  The five principal sewage treatment facilities in the São Paulo metropolitan region have an aggregate installed capacity of 18 cubic meters of sewage per second and currently treat an aggregate of 15.6 cubic meters of sewage per second.  We plan to build additional collection lines to direct more raw sewage to our treatment facilities.

The third phase of the Tietê Project, designated as “the decontamination of the Tietê river,” aims at contributing to the recuperation of the water quality of the Tietê river basin through the expansion of the level of collection to 87.0% and treatment of sewage to 84.0% in the São Paulo metropolitan region.  The total estimated cost of the third phase is US$1.1 billion, of which US$600.0 million will be financed pursuant to the IADB Loan entered into on September 3, 2010.  The program plan of the third phase comprises mainly (i) drainage collection (collection networks and home connections), (ii) removal and transport of the drainage for treatment (branch collectors and interceptors), and (iii) the construction of sewage treatment plants, not only of the integrated drainage system of the São Paulo metropolitan region, but also of various isolated systems in the same region, during a six-year period from 2010 to 2016.  Approximately 40% of the work is already under execution and 32.0% is undergoing public bidding processes.  After the third phase of the Tietê Project, the sewage collection system will benefit an additional 1.5 million people and the sewage treatment will benefit an additional 3.0 million people.

Corporate Program for Water Loss Reduction

The objective of the Corporate Program for Water Loss Reduction (Programa Corporativo de Redução de Perdas) is to decrease water losses more efficiently by means of the integration and expansion of the existing initiatives in our business units.  We began structuring the program in the second half of 2007 and finalized it in 2008.  We anticipate investments of approximately R$4 billion throughout the program’s 11-year term, beginning in 2009.  The program aims to reduce the incidence of water loss from 436 liters per connection per day in December 2008 to 211 liters per connection per day in 2019, which is equivalent to reducing water losses from 27.8% in December 2008 to 13.0% in 2019.  In 2010, we invested approximately R$216 million in this program.  As of December 31, 2009 and 2010, water losses remained at 26.0%.

New Life Program

The New Life Program (Programa Vida Nova) includes projects focused on the improvement and preservation of water reserves in the São Paulo metropolitan region and the urban development of the region, especially in the Guarapiranga and Billings mains.  The resources will be mostly invested in the creation of infrastructure to collect sewage in the region, and to direct it to treatment plants, while avoiding its pouring directly into the springs.  The program also includes protection activities of green areas and the urbanization of favelas  (shantytowns) and is expected to directly benefit 45,000 families.

The State government, local authorities and the federal government will invest approximately R$1.2 billion in the program.  We will fund this program with R$355.0 million, of which approximately 16% have already been contracted.  The State Secretariat for Sanitation and Water Resources coordinates the program with our involvement and that of the Urban Development Company of São Paulo (Companhia de Desenvolvimento Habitacional e Urbano), or the CDHU, and local governments in the region.

Clean Stream Program

The Clean Stream Program (Programa Córrego Limpo) is a partnership between the State, through us, and the municipality of São Paulo, and aims to clean and decontaminate urban streams in the city of São Paulo, by improving the sewage sanitary system, the elimination of sewage through streams and rainwater galleries, the cleaning of streams and stream borders, as well as the removal and relocation of properties located in riverbanks.  As of December 31, 2010, approximately R$136 million had been invested in this program and 96 urban streams had been decontaminated, benefiting approximately 1.7 million people.

Regional Systems Investment Programs

We currently have a number of projects in progress and planned for the Regional systems, including projects relating to abstraction of water and collection, removal and final disposal of sewage.  We invested R$922.0 million, R$1,091.0 million and R$943.7 million in these projects in 2008, 2009 and 2010, respectively, and we have budgeted for additional capital expenditures of approximately R$1.7 billion from 2011 through 2013.

Clean Wave Program

The main goals of the Clean Wave Program (Programa Onda Limpa) are to improve and expand the sewage systems in the municipalities comprising the Baixada Santista metropolitan region, increasing the sewage collection rate from 54.0% to 95.0%, and treating 100.0% of the collected sewage and thereby improving bathing water quality at 82 beaches in the region.  The total investment planned is approximately R$1.5 billion through the end of 2011.  On August 6, 2004, we entered into a credit agreement with the JBIC for the financing of this project, which is guaranteed by the Federative Republic of Brazil, for a total amount of R$382.8 million.  On October 1, 2008, the JICA incorporated the loan transactions of the JBIC.  For further information on the agreement entered into with the JICA, see “Item 5.B. Liquidity and Capital Resources—Capital Sources.”  In order to fund the remaining R$1,117.2 million, we will seek further financial support from local and international banks and agencies.  The first disbursements under this program began in August 2005, and the construction works began in the second quarter of 2007.  As of December 31, 2010, we had invested approximately R$1.3 billion in this program, corresponding to 87.0% of the total works.

Northern Coast Clean Wave Program

The Northern Coast Clean Wave Program (Programa Onda Limpa Litoral Norte) will expand the collection and treatment of sewage in the Northern coast of the State of São Paulo, intending to benefit the local population of 600,000 people, as well as 1.3 million tourists each year during the high season.  By 2015, the program will increase the collection and treatment of sewage rate in the region from 36.0% to 85.0%, seeking to improve the health and well-being of the population, in addition to stimulating economic development through the increase in tourism in the region.

In 2010, we concluded the sewage systems projects in the cities of Ilhabela, Ubatuba and Caraguatatuba and began working on two other sewage treatment plants in the city of São Sebastião and other sewage system projects in the cities of Ubatuba, Ilhabela and São Sebastião, which we expect to complete in 2012.  The total investment planned until 2015 will be of approximately R$500 million.  Until 2010, R$77.0 million had already been invested in this program.

Coastal Water Program

The Coastal Water Program (Programa Água no Litoral) is the main combination of long-term activities to expand water production capacity in the entire coastal region of the State of São Paulo.  More than four million people in coastal cities in the State of São Paulo are expected to benefit from this program.  This program will enable us to increase the level of reliability of the systems, eliminating existing and potential deficiencies and irregularities in the water supply.  It is also expected to permit us to expand our services to reach universal coverage in the Baixada Santista metropolitan region, increase the availability of treated water to the local population and tourists and improve the quality of water available to the population.  We expect to invest R$1.1 billion in the program by 2013.  The Mambu/Branco Water Production System is part of this program.  It will increase water production to supply municipalities in the south of the Baixada Santista, increasing production from actual 0.6 cubic meter per second to 1.6 cubic meters per second.  As of December 31, 2010, R$278.0 million had been invested in this program.

B.    Business Overview

Our Operations

As of December 31, 2010, we provided water and sewage services to 364 municipalities in the State of São Paulo either under concession agreements, under another form of legal arrangement or under no formal agreement.  We also supply treated water on a wholesale basis to seven municipalities in the State of São Paulo, of which six are located in the São Paulo metropolitan region.  Pursuant to article 2 of our bylaws, our corporate purpose includes the provision of water supply and sewage services, urban rain water management and drainage services, urban cleaning services and solid waste management services.  In addition, our bylaws authorize us to carry out other related activities, including the planning, operation and maintenance of production systems, the storage, preservation and trading of energy, and the trading of services, products, benefits and rights that, directly or indirectly, result from our assets, projects and activities, and the right to operate a subsidiary anywhere in Brazil or abroad to provide the services mentioned above.

Because of the enactment of the Basic Sanitation Law, which regulates the basic sanitation industry in Brazil, we currently operate under two different contractual environments:  (i) for the concession agreements that have already expired, we are currently renegotiating or will negotiate a new agreement that follows the terms and conditions of the Basic Sanitation Law, or program agreements; and (ii) for the concession agreements that have not expired, we will continue to operate under the terms and conditions of the previous concession agreements, except in circumstances where the Basic Sanitation Law is applicable even when the concession agreement is still valid.  For further information on this topic, see “Government Regulation—Concessions—Public Consortia and Cooperation Agreement Law for Joint Management.”

The Basic Sanitation Law required water and sewage service providers, such as us, to execute a formal agreement by December 31, 2010 with every municipality to which they provide services without a valid legal and binding instrument.  If we failed to enter into such formal agreements by December 31, 2010, the concessions would no longer be valid.  As of December 31, 2010, 119 of our concessions were still in the process of regularization through the execution of formal agreements.  See “3.D. Risks Factors—Risks Relating to Our Business—We cannot anticipate the effects that further developments of the Basic Sanitation Law and its interpretation will have on the basic sanitation industry in Brazil and on us” and “3.D. Risks Factors—Risks Relating to Our Business—We have not entered into formal agreements for the provision of water and sewage services with certain of the municipalities we serve, including municipalities in metropolitan regions, as required by the Basic Sanitation Law, and therefore we may not be able to enforce our rights to continue to provide services in these municipalities.”

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

As of December 31, 2010, we provided water and sewage services to 364 municipalities.  Substantially all of these concessions have 30-year terms.  Due to court orders, we temporarily suspended our services in five other municipalities (Araçoiaba da Serra, Cajobi, Iperó, Itapira and Tarumã), that as of December 31, 2010 accounted for less than 0.1% of our gross revenues.  In January 2011, we resumed the provision of our services to the municipality of Tarumã.  For more information, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Concession-Related Legal Proceedings.”  Between January 1, 2007 and December 31, 2010, we entered into contracts with 200 municipalities (including our services agreement with the city of São Paulo) in accordance with the Basic Sanitation Law, of which 26, were entered into in 2010.  In addition to the contracts that have 30-year terms, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to the ARSESP.  As of December 31, 2010, 119 of our concessions had expired and we have been in negotiation with these municipalities to execute program agreements to substitute the expired concessions.  From January 1, 2011 through 2033, 45 concessions will expire.  Despite these 119 concessions having expired in 2010, we are renegotiating them and we were continuing to provide water and sewage services to all 119 municipalities as of December 31, 2010.  We have entered into an agreement with the State and city of São Paulo for the provision of water and sewage services in the city of São Paulo for a 30-year term expiring in June 2040, which in the year ended December 31, 2010 accounted for 54.7% of our gross revenues from sales and services (excluding revenues relating to the construction of concession infrastructure).

In February 2006, we created a new division to manage the renewal of expiring concessions.  The main responsibility of this division, which reported directly to the Chief Executive Officer, was to renew and thus maintain the existing base of municipalities that we operate and formalize contracts under the new model of associated management.  Following the increase in the demand for regulatory work, this division shifted its focus to regulatory matters and its main roles currently involve centralizing communication with the regulatory agencies, driving business to the new regulatory regime and proposing matters in which we have an interest to the ARSESP.

In April 2011, we created a specific area in our Financial Economic and Investor Relations Office responsible for costs and tariffs, given the subject’s importance to the continuation of our business.  We also created a statutory Regulatory Affairs Committee.  The committee is composed of our Chief Executive Officer, our Chief Financial and Investor Relations Officer, our Metropolitan Officer and our Regional System Officer and is responsible for defining the guidelines, strategies and regulatory recommendations for our Company and coordinating the work of the Regulatory Affairs Department.

The current concessions are based on a standard form of agreement between us and the relevant municipality.  Each agreement received the prior approval of the legislative council of each municipality.  The assets comprising the existing municipal water and sewage systems are transferred from the municipality to us.  Until 1998, we acquired municipal concessions and the existing water and sewage assets in exchange for our common shares issued at book value.  Since 1998, we have acquired concessions and water and sewage assets by paying the municipality an amount equal to the present value of 30 years of estimated cash flows, assuming at least a 12.0% discount factor to us, from the concession being acquired.  Payments were made in cash.

The main provisions of the existing concession agreements are as follows:

•               we assume all responsibility for providing water and sewage services in the municipality;

•               according to the municipal laws authorizing the concession, we could collect tariffs for our services without prior authorization of the municipality.  Tariff readjustments follow the guidelines established by the Basic Sanitation Law and the ARSESP;

•               as a general rule, to date, we are exempt from municipal taxes, and no royalty is payable to the municipality with respect to the concession;

•               we are granted rights of way on municipal property for the installation of water pipes and mains, and sewage lines; and

•               upon termination of the concession, for any reason, we are required to return the assets comprising the municipality’s water and sewage system to the municipality and the municipality is required to pay us the non-amortized book value of the assets, considered intangible since January 2008, relating to the concession.  See Note 2.11 to our financial statements.

Under the concession agreements executed prior to 1998, the reimbursement for the assets may be through payment of either:

•               the book value of the assets; or

•               the market value of the assets as determined by a third-party appraiser in accordance with the terms of the specific agreement.

Since 1998, contracts that we have entered into with municipalities for the provision of sanitation services have been regulated by the Federal Concessions Law No. 8,987/1995.  Generally, these contracts have a 30-year term, and the total value of the concession is set by the discounted cash flow method.  Under this method, when the expected contractual cash flow is reached, the total value of the concession and assets is amortized to zero on our books and we receive no payment for the assets.  If the concession is terminated prior to the end of the 30-year term, thereby interrupting the normal contractual cash flow, we are paid an amount equal to the present value of the expected cash flow over the years remaining in the concession, adjusted for inflation.

Federal Law No. 11,107, or the Federal Public Consortia and Cooperation Agreement Law, established the legal basis for the administration of public service contracts, giving municipalities responsible for sanitation services greater rights and obligations and setting out more clearly the provision of services and the responsibilities of the parties.  New agreements entered into following the expiry of concession agreements under the previous law will follow this new model.  See “—Government Regulation—Concessions—Public Consortia and Cooperation Agreement Law for Joint Management.”

Our new agreement model follows the provisions of the Basic Sanitation Law.  The main contractual provisions, among others, are joint execution of responsibilities related to planning, supervision and regulation of services and appointment of regulatory authority of services and periodic disclosure of accounts.

Furthermore, the economic and financial formulas in new agreements must be based on the discounted cash flow methodology and on the revaluation of returnable assets.  Pursuant to the Basic Sanitation Law, our own preexisting assets will be returnable assets, but we will carry out all new investments and the municipalities will record them as assets.  The municipalities will then transfer possession of these assets to us for our use and management and will also record a credit in the same amount of the assets recorded in our favor.  According to Article 42 of the Basic Sanitation Law and the new agreement model, investments made during the contractual period are the property of the applicable municipality, which in turn generates receivables for us that are to be recovered through the operation of the services.  These receivables may also be used as guarantees in funding operations.

Another important development was that the new agreement model includes exemptions from municipal taxes applicable on our operational areas and the possibility of the revaluation of our assets that existed prior to the execution of the program agreements in cases involving the early resumption of services by the concession authority.

Municipalities have the inherent power under Brazilian law to terminate concessions prior to their contractual expiration dates for reasons of public interest.  The municipalities of Diadema and Mauá, two municipalities we previously served, terminated our concessions in February 1995 and December 1995, respectively.  The municipality of Diadema terminated our concession without our consent after asserting that we did not provide adequate water and sewage services, while the municipality of Mauá terminated our concession with our consent.  However, we currently serve the municipalities of Diadema and Mauá through the supply of water on a wholesale basis.

We currently do not anticipate that other municipalities will seek to terminate concessions due to our close relationship with municipal governments, recent improvements in the water and sewage services we provide, and the obligation of the municipality to repay us for the return of the concession as described above.  However, we cannot be certain that other municipalities will not seek to terminate their concessions in the future.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Municipalities may, under certain circumstances, terminate our concessions before their expiration and the indemnification may be inadequate to recover the full value of our investments.”

In addition, there is currently ongoing litigation with respect to municipalities that intend to expropriate our water and sewage systems, or to terminate concession agreements before paying us any indemnification.  For a detailed discussion on these proceedings, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Concession-Related Legal Proceedings.”

Operations in the City of São Paulo and Certain Metropolitan Regions

As of December 31, 2010, 119 concessions had expired which jointly accounted for 26.5% of our gross revenues.  We entered into 26 agreements in the year ended December 31, 2010 (including our services agreement with the city of São Paulo), bringing the total number of program agreements entered into between 2007 and 2010 to 200.  These 26 new agreements accounted for 53.0% of our total revenues and 50.0% of our intangible assets as of December 31, 2010.

The Basic Sanitation Law provides that, in case of termination of the relationship with the aforementioned municipalities, the municipalities should pay us an indemnity, in an amount to be appraised, notwithstanding the non-existence of a concession agreement.

On June 23, 2010, the State and the city of São Paulo entered into a convention with the intermediation and consent of our Company and of the ARSESP pursuant to which they agreed to jointly manage the planning of and investment in the basic sanitation system of the city of São Paulo, among other things.  This agreement established that the State and the city of São Paulo would enter into an agreement with us, granting us exclusive rights in the provision of water and sewage services in the city of São Paulo.  In addition, the agreement established the role of the ARSESP in regulating and overseeing our activities and established a management committee that will be responsible for planning the water and sewage services and for reviewing our investment plans.  The management committee will be composed of six members appointed for renewable two year terms.  The State and the city of São Paulo will have the right to appoint three members each.  We are permitted to participate in the meetings of the management committee; however, we are not afforded any voting rights.

On June 23, 2010, we entered into a formal agreement with the State and the city of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30-year period, which may be extended for an additional 30-year period.  The Municipal Law No. 14,934/2009 authorized the city of São Paulo to enter into an agreement with us.  The agreement establishes, among other things, how specific amounts of gross revenues from the services we render should be allocated (after deduction of COFINS and PASEP).  Pursuant to the agreement, we are required to (i) invest at least 13.0% of the gross revenues from sales and services we obtain from this agreement in the improvement of water and sewage infrastructure in the city of São Paulo; and (ii) contribute 7.5% of the gross revenues from sales and services we obtain from this agreement to the São Paulo Municipal Sanitation Fund.  In addition, the agreement provides that the ARSESP will ensure that the tariffs charged (a) will adequately compensate us for the services we provide and (b) can be adjusted to restore the original balance between each party’s obligation and economic gain (equilíbrio econômico‑financeiro).  Finally, the agreement envisages the remuneration of the net assets in operation, calculated preferably through asset valuation or by the monetarily updated book value, to be established by the ARSESP.  The agreement also foresees the remuneration of the investments to be made by us, such that there will be no residual value at the end of the contract period.

Wholesale Operations

Water Services on a Wholesale Basis

We provide water services on a wholesale basis to seven municipalities (Diadema, Mauá, Santo André, São Caetano do Sul, Guarulhos, Mogi das Cruzes and Sumaré).  The agreements to provide water services on a wholesale basis must comply with the Basic Sanitation Law, which regulates the stages of the provision of each service, designating them as interdependent activities whose provision requires the supervision of an independent agency, a specific registration for the activities’ cost and assurance of payment among the several service providers in order to continue the provision of the services, in accordance with the rules to be published by the ARSESP.  Our agreements currently comply with the provisions of the Basic Sanitation Law.  In 2010, the revenues from these services were R$184.8 million.

In December 2008, we, the State, the city of Diadema and the SANED executed a memorandum of understanding, in which the parties declared their intention to conclude negotiations to liquidate the outstanding debt with us and develop a shared structure of operations between us and the city of Diadema for the operation and provision of water and sewage services.  For further information on this outstanding debt, see Note 9 to our consolidated financial statements included elsewhere in this annual report.  The municipal law authorizing the city of Diadema to enter into an agreement with us was submitted to vote in April 2011 and we are still awaiting the result of the voting.  We expect to reach a final agreement with the city of Diadema and settle all the pending judicial claims during 2011.

Sewage Services on a Wholesale Basis

We provide sewage services on a wholesale basis to the municipalities of Mogi das Cruzes, Santo André, São Caetano, Mauá and Diadema.  The negotiation of the agreement for the provision of sewage services on a wholesale basis with the municipality of Santo André had the intervention of the Public Prosecution Office, and in other municipalities the negotiation of the agreements was a result of our efforts concerning the environment and the awareness of the municipal public authorities regarding to environmental issues.  Through these agreements, in 2010 we treated about 36.8 million cubic meters of sewage from these municipalities.  This is an example of our social-environmental responsibility actions and our commitment to these actions.  In 2010, the revenues from these services were approximately R$21.8 million.

In December 2008, we entered into a five-year agreement for the collection and treatment of 20.0% of the sewage generated by the city of Guarulhos.  Due to the complexity of the construction works related to the provision of these services, we have not yet started to provide the sewage services to the city of Guarulhos.

Description of Our Activities

As set forth in Article 2 of our bylaws, our corporate purpose is to render basic sanitation services with the goal of providing basic sanitation services to the entire population in the municipalities where we conduct our activities without harming our long-term financial sustainability.  Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities.  We are allowed to act in a subsidiary form in other Brazilian locations and abroad.  See “—Government Regulation—Concessions—Public Consortia and Cooperation Agreement Law for Joint Management.”

We set forth below a description of our activities.

Water Operations

Our supply of water to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to our customers’ premises.  In 2010, we produced approximately 2,952 million cubic meters of water.  The São Paulo metropolitan region (including the municipalities to which we supply water on a wholesale basis) currently is, and has historically been, our core market, accounting for approximately 70% of water invoiced by volume in 2010.

The following table sets forth the volume of water that we produced and invoiced for the periods indicated.

	Year ended December 31,
	2008	2009	2010
	(in millions of cubic meters)
Produced:
São Paulo metropolitan region	2,107.9	2,091.7	2,164.4
Regional systems	744.7	753.2	787.9
Total	2,852.6	2,844.9	2,952.3

Invoiced:
São Paulo metropolitan region	1,065.9	1,083.9	1,119.2
Wholesale	284.5	288.0	293.3
Regional systems	529.6	546.1	579.5
Reused water	0.2	0.8	0.3
Total	1,880.2	1,918.8	1,992.3

The difference between the volume of water produced and the volume of water invoiced generally represents both physical and non-physical water losses.  See “—Water Losses.”  In addition, we do not invoice:

•               water discharged for periodic maintenance of water mains and water storage tanks;

•               water supplied for municipal uses such as firefighting;

•               water consumed in our own facilities; and

•               estimated water losses associated with water we supply to favelas (shantytowns).

Seasonality

Generally, higher water demand is observed during the summer and lower water demand during the winter.  The summer coincides with the rainy season, while the winter corresponds to the dry season.  The demand in the coastal region is increased by tourism, with the greatest demand occurring during the Brazilian summer holiday months.

Water Resources

We can abstract water only to the extent permitted by the DAEE pursuant to water usage rights granted by it.  Depending on the geographic location of the river basin or if the river crosses more than one state (federal domain), the approval of the National Water Agency (Agência Nacional de Águas), or the ANA, a federal agency under the Ministry of the Environment is required.  We currently abstract substantially all of our water supply from rivers and reservoirs, with a small portion being abstracted from groundwater.  Our reservoirs are filled by impounding water from rivers and streams, by diverting the flow from nearby rivers, or by a combination of both methods.

In order to supply water to the São Paulo metropolitan region, we rely on 20 reservoirs of non-treated water and 192 reservoirs of treated water, which are located in the areas under the influence of the eight water producing systems comprising the interconnected water system of the São Paulo metropolitan region.  The capacity of the water sources available for treatment in this area is 71.7 cubic meters per second.  Total current installed capacity is 71.7 cubic meters per second, which can be treated from the interconnected water system of the São Paulo metropolitan region.  Average verified production during 2010 on the interconnected water system of the São Paulo metropolitan region was 67.3 cubic meters per second.  The Cantareira, Guarapiranga and Alto Tietê systems, as a whole, supplied 84.1% of the water we produced for the São Paulo metropolitan region in 2010.

In 2010, the Cantareira system accounted for 48.6% of the water that we supplied to the São Paulo metropolitan region (including the municipalities to which we supplied water on a wholesale basis), which represented 74.5% of our gross revenues from sales and services (excluding revenues relating to the construction of concession infrastructure) for the year.  The authorization (outorga) for the Cantareira system to use the water in the Piracicaba water basin was renewed on August 6, 2004, for a ten-year period.

Water basin committees are authorized to charge for water usage, or for dumping sewage into water bodies.  Since February 2003, we have been incurring expenses in connection with the use of water from the Paraíba do Sul river basin and, since January 2006, from the Piracicaba, Capivari and Jundiaí river basins.  At the end of 2010, we started to incur expenses in connection with the use of water from the Sorocaba and Médio Tietê river basins.  In 2011, we may start to incur expenses in connection with the use of water from the Baixo Tietê, Tietê/Jacaré, Baixada Santista and the Tietê Batalha river basins.  In 2012 we will start to incur expenses in connection with the use of water from the Alto Tietê river basin, where the São Paulo metropolitan region is located.  The ARSESP has adjusted our tariffs according to the formula that we have used since 2003.  According to the formula, “non-controllable” costs, such as costs related to water use, are passed on to our customers through our tariffs.  Although we expect to continue to pass on these expenses to our customers through our tariffs, we are uncertain as to whether the river basin committes will change the terms of the charges currently applied and whether we will be able to pass on these costs to our customers.  For more information on water usage regulation, see “—Water Usage.”

The following table sets forth the water production systems from which we produce water for the São Paulo metropolitan region:

	Production Rate(1)
	2009	2010
Water production system:	(in cubic meters per second)
Cantareira	31.3	32.7
Guarapiranga	13.1	13.0
Alto Tietê	10.3	10.9
Rio Claro	3.7	3.9
Rio Grande (Billings reservoir)	4.7	4.8
Alto Cotia	1.0	1.1
Baixo Cotia	0.8	0.8
Ribeirão da Estiva	0.1	0.1
Total	65.0	67.3
_________________

(1)   Average of the twelve months ended December 31, 2009 and 2010.

We own all of the reservoirs in our production systems other than the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê system, which is owned by other companies controlled by the State.  We currently do not pay any charges with respect to the use of these reservoirs.  In December 2001, we entered into an agreement with the State whereby the State, among other things, agreed to transfer the remaining reservoirs in the Alto Tietê system to us.  We accepted, on a temporary basis, the reservoirs in the Alto Tietê System as part of the payment until the State transfers the property rights with respect to the reservoirs to us.  We are unable to predict whether and when these reservoirs will be transferred to us because the Public Prosecution Office of the State of São Paulo filed a civil public action alleging that a transfer to us of ownership of the Alto Tietê System reservoirs is illegal.  See “Item 3.D. Risk Factors—Risks Relating to Our Control by the State of São Paulo—We may be required to acquire reservoirs that we use and that are owned by a State-controlled company, or we may be required to pay substantial charges to the owner with respect to our use of these reservoirs.”

In January 2009, we began operating, monitoring and maintaining the reservoirs in the Alto Tietê system, formed by the Ponte Nova, Paraitinga, Biritiba, Jundiaí and Taiaçupeba reservoirs.  See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information——Legal Proceedings—Other Legal Proceedings.”

In the cities of the countryside region, our principal source of water consists of surface water from nearby rivers and from wells.  The coastal region is provided with water principally by surface water from rivers and mountain springs.

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events.  We were able to meet the demand for water in the São Paulo metropolitan region, primarily as a result of our water conservation program, reductions in water losses, and the installation of new water connections.  We installed 189,000, 201,000 and 189,400 new water connections in 2008, 2009 and 2010, respectively.

The interconnected water system of the São Paulo metropolitan region services 30 municipalities, of which 24 are operated directly by us under this system.  Through this system, we serve the other six municipalities on a wholesale basis, and the distribution is made by other companies or departments related to each municipality.

In order to reach the final customer, the water is stored and transported through a complex and interconnected system.  This water system requires permanent operational supervision, engineering inspection, maintenance, and quality monitoring and measurement control.

To ensure the continued provision of regular water supply in the São Paulo metropolitan region, we intend to invest R$1.8 billion from 2011 to 2015 to increase our water production and distribution capacities as well as to improve the water supply systems.  In 2010, our total investment in water supply systems amounted to R$589.8 million.

Water Treatment

We treat all water at our water treatment facilities prior to placing it into our water distribution network.  We operate 213 treatment facilities, of which the eighth largest, located in the São Paulo metropolitan region, accounts for approximately 70% of all water we produced in 2010.  The type of treatment used depends on the nature of the source and quality of the untreated water.  Water abstracted from rivers requires extensive treatment, while water drawn from groundwater sources requires less treatment.  All water treated by us also receives fluoridation treatment.

Water Distribution

We distribute water through our own networks of water pipes and mains, ranging in size from 2.5 meters to 100 millimeters in diameter.  Storage tanks and pumping stations regulate the volume of water flowing through the networks to maintain adequate pressure and continuous water supply.  The following table sets forth the total number of kilometers of water pipes and mains and the number of connections in our network as of the dates indicated.

	As of December 31,
	2008	2009	2010

Water distribution pipes and mains (in kilometers)	62,582	63,732	65,379
Number of connections (in thousands)	6,945	7,118	7,295

More than 90.0% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride, or PVC.  Distribution pipes at customers’ residences typically are made from high-density polyethylene tubing.  Our water mains are mostly made of steel, cast iron or concrete.

As of December 31 2010, our water distribution pipes and mains included:  (i) 33,505 kilometers in the São Paulo metropolitan region; and (ii) 31,874 kilometers in the Regional systems.

As of December 31, 2010, we had 384 storage tanks in the São Paulo metropolitan region with a total capacity of 1.8 million cubic meters, and 1,782 storage tanks in the Regional systems.  As of that date, we had 124 treated water pumping stations in the São Paulo metropolitan region aqueduct system, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

Water mains that require maintenance are cleaned and their lining is replaced.  We are typically notified of water main fractures or breaks by the public through a toll-free number maintained by us.  We consider the condition of the water pipes and mains in the São Paulo metropolitan region to be adequate as of the date of this annual report.  Due to age, external factors such as traffic, the dense population, and commercial and industrial development, water pipes and mains in the São Paulo metropolitan region are somewhat more susceptible to degradation than those in the Regional systems.  To counter these effects, we have a maintenance program in place for water pipes and mains that is intended to address anticipated fractures and clogs due to brittleness and encrustation, and to help ensure water quality in the region.

We expect that new customers will be responsible for covering part of the costs of connecting to our water distribution network.  Our water connection policy pays for the cost of installation of up to 20 meters of pipe between our distribution network and the point of connection.  The customer pays for any further pipe that is necessary for connection.  Thereafter, the customer must cover the costs of connecting to the network from the customer’s premises, including costs of purchasing and installing the water meter and related labor costs.  We perform the installation of the water meter and conduct periodical inspections and measurements.  After completion of installation, the customer is responsible for the water meter.

The following table sets forth projected new water connections for the periods indicated.

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2011-2019
	Forecast (in thousands)

São Paulo metropolitan region	77.8	77.2	76.4	75.9	76.1	73.3	73.0	72.7	80.1	682.5
Regional systems	65.7	67.1	68.2	67.8	68.9	69.4	69.9	70.2	70.6	617.8
Total	143.5	144.3	144.6	143.7	145.0	142.7	142.9	142.9	150.7	1,300.3

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

Using this calculation method, as of December 31, 2010, we experienced 486 liters/connections per day of water losses in the São Paulo metropolitan region and 278 liters/connections per day in the Regional systems, averaging 403 liters/connections per day.  We plan to reduce total water losses from 403 liters/connections per day to 211 liters/connection per day between 2010 and 2019.  Over the same period, in terms of percentage, we intend to reduce total water losses from 26.0% to 13.0%.  Our strategy to reduce water loss has two approaches:

•               reduction in the level of physical losses, which result mainly from leakage, primarily by replacing and repairing water mains and pipes, and installing probing and other equipment, including strategically located pressure-regulating valves; and

•               reduction of non-physical losses, which result primarily from the inaccuracy of our water meters installed at our customers’ premises and at our water treatment facilities, and from clandestine and illegal use, by upgrading and replacing inaccurate water meters and expanding our anti-fraud personnel.

We are taking measures to decrease physical losses by reducing response time to fix leakages to less than 24 hours and by better monitoring non‑visible water mains fractures.  Among other initiatives, we have adopted the following measures to reduce physical water losses:

•               the introduction of technically advanced valves to regulate water pressure throughout the water mains in order to maintain the appropriate water pressure to the downstream consumption needs each day.  These valves are programmed to respond automatically to variations in demand.  During peak usage, the flow of water in the pipes is at its highest point; however, when demand decreases, pressure builds up in the water mains and the resulting stress on the network can cause significant water loss through cracks and an increase in ruptures of the pipes.  The technically advanced valves are equipped with probes programmed to feed data to the valve in order to reduce or increase pressure to the water mains as water usage fluctuates.  As of December 31, 2010, we had installed 1,751 valves at strategic points in the network, with 1,053 valves being installed in the São Paulo metropolitan region and 698 in the Regional systems;

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

•               regular checking on inactive customers and monitoring non-residential customers that are accounted for as residential customers and, therefore, billed at a lower rate;

•               preventing fraud with the use of new, more sophisticated water meters that are more accurate and less prone to tampering;

•               installing water meters where none are present; and

•               conducting preventive maintenance of existing and newly installed water meters.

Water Quality

We believe that we supply high quality treated water that is consistent with standards set by Brazilian law, which are similar to the standards set in the United States of America and Europe.  Pursuant to the Brazilian Ministry of Health (Ministério da Saúde) regulations, we have significant statutory obligations regarding the quality of treated water.  These laws set certain standards that govern water quality.

In general, the State of São Paulo has excellent water quality from underground or superficial water sources.  However, high rates of population growth, increased urbanization and disorganized occupation of some areas of the São Paulo metropolitan region has reduced the quantity and quality of water available to serve the population in the southern area of the São Paulo metropolitan region and in the coastal region.  Currently, we successfully treat this water to make it potable.  We also work to recover the quality of water of mains and invest in improvements of our treatment systems to ensure the quality and availability of water for the upcoming years.

Water quality is monitored at all stages of the distribution process, including at the water sources, water treatment facilities and on the distribution network.  We have 15 regional laboratories, one central laboratory, and laboratories located in all water treatment facilities that monitor water quality, as required by our standards and those set by statute.  These laboratories employ more than 300 technicians, biologists, engineers and chemists.  Our laboratories analyze an average of 50,000 samples per month on distributed water, with samples collected from residences.  Our central laboratory located in the city of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods, as well as heavy metals analysis by atomic absorption technique.  All of our laboratories have obtained the ABNT NBR ISO 9001 certification and our central laboratory and 12 of our regional laboratories have obtained the ABNT NBR ISO IEC 17025 accreditation (accreditation for general requirements for the competence of testing and calibration laboratories) awarded by the National Institute of Metrology, Standardization and Industrial Quality (Instituto Nacional de Metrologia, Normalização e Qualidade Industrial), or the INMETRO.

All chemical products used for water treatment are analyzed and follow strict specifications set out in recommendations made by the National Health Foundation (Fundação Nacional de Saúde), or NHF, the Brazilian Association of Technical Rules (Associação Brasileira de Normas Técnicas), or the ABNT, and the American Water Works Association, or the AWWA, to eliminate toxic substances that are harmful to human health.  From time to time, we face problems with the proliferation of algae, which may cause an unpleasant taste and odor in the water.  In order to mitigate this problem, we work on:  (i) fighting algae growth at the water source and (ii) using advanced treatment processes at the water treatment facilities, which involve the use of powdered activated carbon and oxidation by potassium permanganate.  The algae growth creates significant additional costs for water treatment because of the higher volumes of chemicals used to treat the water.  In 2010, we did not detect significant algae growth.

We participate in the New Life Program which includes a Water Source Program (Programa Mananciais), together with other organizations engaged in the promotion of urban development and social inclusion to mitigate the pollution problem in the São Paulo metropolitan region.  In addition, we also participate in the Clean Stream Program to clean up important streams in city of São Paulo.  See “—Capital Expenditure Program—Main Projects of Our Capital Expenditure Program—Metropolitam System Investment Program—New Life Program and Clean Stream Program.”

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

Sewage Operations

We are responsible for the collection and removal of sewage through our sewage systems and for its subsequent disposal with or without prior treatment.  As of December 31, 2010, we collected approximately 86% of all the sewage produced in the municipalities in which we operate in the São Paulo metropolitan region.  In addition, during the year ended December 31, 2010, we collected approximately 74% of all the sewage produced in the municipalities in which we operate in the Regional systems.  During 2010 we accounted for approximately 81% of all the sewage produced in the municipalities in which we operated in the State of São Paulo.  We installed 168,900, 184,900 and 233,500 new sewage connections in 2008, 2009 and 2010, respectively.

Sewage System

The purpose of our sewage system is to collect and treat sewage and to adequately dispose of the treated sewage.  As of December 31, 2010, we were responsible for the operation and maintenance of 44,287 kilometers of sewage lines, of which approximately 23,235 kilometers are located in the São Paulo metropolitan region and 21,052 kilometers are located in the Regional systems, respectively.

The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated.

	As of December 31,
	2008	2009	2010

Sewage lines (in kilometers)	41,241	42,895	44,287
Sewage connections (in thousands)	5,336	5,520	5,718

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

The public sewage system operated by us was structured in order to receive industrial sewage and sewage from non-domestic sources for treatment together with domestic sewage.  Industrial sewage has physical, chemical and/or biological characteristics that are qualitatively different from household effluents.  As a result, the discharge of industrial sewage into the public sewage system is subject to compliance with specific legal demands with the purpose to protect the sewage collection and treatment systems, the health of operators and the environment.  The current environmental legislation establishes standards for the discharge of these effluents into the public sewage system.  These standards are defined in Article 19A of State Decree No. 8,468 dated September 8, 1976.  To ensure compliance with legislation, periodic audits of the sewage produced by all industrial clients are conducted, and we also request self-monitoring reports from non-domestic sewage-producing sources.

The discharge of these effluents into the public sewage system is based on technical and administrative procedures.  Before the discharge is permitted, we carry out acceptance studies that assess the capacity of the public sewage system to receive the discharge as well as the compliance with regulations.  Upon the conclusion of these studies, the technical and commercial conditions for receiving the discharge are established, which are then formalized in a document signed by us and the effluent producer.  Failure to comply with these conditions can lead to the application of penalties and the obligation of the effluent producer to conduct the necessary adjustments in a given time frame.  Non-compliance with these penalties and adjustments may ultimately result in the suspension of the connection and notification of the environmental protection agency (Companhia Ambiental do Estado de São Paulo), or the CETESB, in order for the applicable measures to be taken.  Effluents from our treatment facilities must comply with effluent limitation guidelines and observe the water quality of the receiving water bodies established by federal and state legislation.  Effluent limitation guidelines consist of a set of parameters that must be verified before the effluents are discharged into a water body.  Water quality standards are based on the classification of water bodies, and take into account the current or expected use of water.  These standards will become more rigorous according to the importance of the use of water.

We considered the condition of the sewage lines in the São Paulo metropolitan region to be adequate as of the date of this annual report.  Due to greater volume of sewage collected, a higher population and more extensive commercial and industrial development, the sewage lines in the São Paulo metropolitan region are more deteriorated than those of the Regional systems.  To counter the effects of deterioration, we maintain an ongoing program for the maintenance of sewage lines intended to address anticipated fractures arising from obstructions caused by system overloads.

Unlike the São Paulo metropolitan region, the countryside region does not generally suffer obstructions caused by sewage system overload.  The coastal region, however, experiences obstructions in its sewage lines primarily due to infiltration of sand, especially during the rainy season in the summer months.  In addition, the sewage coverage ratio in the coastal region is significantly lower than in the other regions served by us, with approximately 54% of all residences in the coastal region currently connected to our sewage network as of December 31, 2010.

New sewage connections are made on substantially the same basis as connections to water lines:  we assume the cost of installation for the first 20 meters of sewage lines from the sewage network to all customers’ sewage connections and the customer is responsible for the remaining costs.

The following table sets forth projected new sewage connections for the periods indicated.

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2011-2019
	Forecast (in thousands)

São Paulo metropolitan region	74.1	75.0	81.6	98.6	106.6	125.7	126.4	129.4	95.7	913.1
Regional systems	94.7	87.4	74.8	71.0	83.4	84.6	85.6	94.1	76.6	752.2
Total	168.8	162.4	156.4	169.6	190.0	210.3	212.0	223.5	172.3	1,665.3

Sewage Treatment and Disposal

In 2010, approximately 68% and 88% of the sewage we collected in the São Paulo metropolitan region and the Regional systems, respectively, or 75.0% of the sewage we collected in the State of São Paulo, was treated at our treatment facilities and afterwards discharged into receiving water bodies such as inland waters and the Atlantic Ocean, in accordance with applicable legislation.  Our sewage treatment facilities have a limited capacity.  Flows in excess of this capacity are discharged directly, untreated, to inland waters and the Atlantic Ocean.  We currently operate 481 sewage treatment facilities and nine ocean outfalls.

We operate 490 activated sewage treatment facilities, of which the five largest, located in the São Paulo metropolitan region, have treatment capacity of approximately 18 cubic meters of sewage per second.

Sewage treatment in the Regional systems will vary according to the particularities of each area.  In the countryside region, treatment consists largely of stabilization ponds where the organic matter is treated and discharged to receiving waters.  There are 388 secondary treatment facilities in the countryside region that have treatment capacity of approximately 12.3 cubic meters of sewage per second.

The majority of sewage collected in the coastal region receives treatment and disinfection and is then discharged into rivers and into the Atlantic Ocean through our ocean outfalls.  We have 75 sewage treatment facilities in the coastal region.

Our sewage collection system is currently not sufficiently extensive to transport all sewage collected by us to our treatment facilities.  As a result, a portion of the sewage collected by us is discharged untreated into receiving waters.  We are a party to a number of legal proceedings related to environmental matters.  See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”  In addition, our capital expenditure program includes projects to increase the amount of sewage that we treat.  See “Item 4.A. History and Development of the Company—Capital Expenditure Program” and “4.B Business Overview—Government Regulation—Environmental Regulation—Sewage Requirements.”

Sludge Disposal

In the São Paulo metropolitan region, the treatment process used by most treatment facilities is the activated sludge process, where there is a liquid phase and a solid phase which generates sludge.  The activated sludge process was developed in England in 1914.  It is widely used for the treatment of household and industrial sewage.  The work consists of a system in which a biological mass grows, forms flakes, is continually re-circulated and put in contact with organic matter, always with the presence of oxygen (aerobic).  The activated sludge process is strictly biological and aerobic, in which the raw sewage and the activated sludge are mixed, agitated and aerated in units known as secondary decanters where the solid part is separated from the treated wastewater.  The settled sludge returns to the aeration tank or is removed for specific treatment.

Sludge removed from the primary and secondary treatment processes typically contains water and a very small proportion of solids.  We use filter presses, belt presses and centrifugation machines to abstract the water from the sludge.  In 2010, we produced 40,368 tons of sludge-dry base, of which 39,197 tons were discharged into landfills.  The remaining portion of the sludge-dry base was used as fertilizer in forest and agriculture projects, fuel development and concrete manufacturing.

Sludge disposal must comply with State and Federal law requirements, such as Resolution No. 375 of August 29, 2006 of the CONAMA, Federal Law No. 12,305/2010, Federal Decree No. 7,404/2010, State Law No. 12,300/2006 and State Decree No. 54,645/2009.

Principal Markets in Which We Operate

As of December 31, 2010, we operated water and sewage systems in 364 of the 645 municipalities in the State of São Paulo.  In addition, we currently supply water on a wholesale basis to seven municipalities with an urban population of approximately 3.6 million.

The following table provides a breakdown of gross revenues from water supply and sewage services by geographic market for the periods indicated.

	Year ended December 31,
	2008	2009	2010
	(in millions of R$)
São Paulo metropolitan region	4,988.4	5,280.8	5,699.6
Regional systems	1,631.1	1,764.6	1,956.3
Total	6,619.5	7,045.4	7,655.9

The following table provides a breakdown of gross revenues from water supply and sewage services by category of activity for the periods indicated.

	Year ended December 31,
	2008	2009	2010
	(in millions of R$)
Water supply	3,893.1	4,104.3	4,427.4
Sewage services	2,945.6	3,131.9	3,398.7
Adjustment to IFRS – revenue recognition (wholesale)	(219.2)	(190.8)	(170.2)
Total	6,619.5	7,045.4	7,655.9

Competition

We believe there are at least two reasons behind a possible increase in our participation in the domestic sanitation market.  In the State of São Paulo, there are approximately 274 municipalities that operate their own water and sewage systems and that collectively have a population of approximately 13 million, or approximately 33% of the population of the State of São Paulo, excluding the population of the municipalities to which we provide water services on a wholesale basis.  Given our scale, we are well positioned to capture opportunities in these municipalities.  In comparison to the companies providing water and sewage services outside the State of São Paulo, we believe we have technological advantages compared to other water and sewage services providers, which should result in our competitively advantageous position in regions outside the State of São Paulo.

The competition for municipal concessions arise mainly from the municipalities, as they may resume the water and sewage services that were granted to us and start providing these services directly to the local population.  In this case, the municipal governments would be required to indemnify us for the unamortized portion of our investment.  See “—Business Overview—Our Operations—Concessions.”  In the past, municipal governments have terminated our concessions agreements before the expiration date.  Furthermore, municipal governments have tried to expropriate our assets in an attempt to resume the provision of water and sewage services to local populations.  See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”  We negotiate expired concession agreements and concession agreements to be expired with the municipalities in an attempt to maintain our existing areas of operations.  In the State of São Paulo we face competition from private and municipal water and sewage service providers.

In recent years, we have also experienced an increasing level of competition in the market of water supply to large customers.  Several large industrial customers located in municipalities served by us use their own wells to supply themselves with water.  In addition, competition for the disposal of non-residential, commercial and industrial sludge in the São Paulo metropolitan region has increased in recent years as private companies offer stand-alone solutions inside the facilities of their customers.  We have also established new tariff schedules for commercial and industrial customers in order to assist us in retaining these customers.

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

Part of the bills for water and sewage services are delivered to our customers in person, mainly through independent contractors who are also responsible for reading water meters.  The remainder, by judicial determination, is sent by mail.  Water and sewage bills can be paid at some banks and other locations in the State of São Paulo.  These funds are paid over to us after deducting average banking fees ranging from R$0.29 to R$1.15 per transaction for collection and remittance of these payments.

Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine.  We generally charge a penalty fee and interest on late bill payments.  In 2008, 2009 and 2010, we received payment of 97.3%, 94.7% and 95.5%, respectively, of the amount billed to our retail customers, and 94.4%, 93.9% and 95.5%, respectively, of the amount billed to those customers other than State entities, within 30 days after the due date.  In 2008, 2009 and 2010, we received 153.1%, 110.1% and 97.1%, respectively, of the amount billed to the State entities.  Amounts in excess of 100.0% reflect our recovery of amounts billed in prior years.  With respect to wholesale supply, in 2008, 2009 and 2010, we received payment of 64.4%, 68.7% and 58.3%, respectively, of the amount billed within 30 days.

In the São Paulo metropolitan region, we monitor water meter readings by use of hand-held computers and transmitters.  The system allows the meter reader to input the gauge levels on the meters into the computer and automatically print the bill for the customer.  The hand-held computer tracks water consumption usage at each metered location and prepares bills based on actual meter readings.  We outsourced this billing system to third-party contractors that employ and train their own personnel whose training we supervise.  We also use this water meter reading system in some municipalities that we serve in the Regional systems, and we expect to expand this system to all the municipalities we serve by the end of 2012.

Tariffs

Tariff adjustments follow the guidelines established by the Basic Sanitation Law and the ARSESP.  The guidelines also establish procedural steps and the terms for the annual adjustments.  The adjustments have to be announced 30 days prior to the effective date of the new tariffs which occur in September, and last for a period of at least 12 months.

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

With the enactment of the Basic Sanitation Law, an independent regulatory entity is responsible for tariff regulation.  The ARSESP has been the independent regulatory entity, regulating tariffs, pursuant to a cooperation agreement between each municipality and the State or in locations where the State provide these services directly.  With respect to other municipalities where the ARSESP has not been explicitly selected to perform this task, we will depend on legal interpretation to conclude which independent entity will be in charge of regulating tariffs.  In 2007, the municipality of Lins decided to create its own regulatory entity to regulate tariffs.  However, in 2010 it changed its decision and transferred all regulatory matters (including tariff regulation), with the exception of tariff approval, to the ARSESP.  See “—Government Regulation—Tariff Regulation in the State of São Paulo” for additional information regarding our tariffs.

As of the date of this annual report, the ARSESP applied the adjustment formula for our tariffs that we established on August 29, 2003.  This adjustment was developed to better reflect changes in our cost structure.  According to this formula, the cost components of the Tariffs Adjustment Index, or IRT, are separated into two parts (“Part A” and “Part B”), where “Part A” encompasses all costs related to energy, water and sewage treatment materials; federal, state and local taxes; and financial compensation due to use of water resources.  “Part B” encompasses all other costs and expenses.  “Part B” relates to the difference between the gross operating revenue and the value of “Part A” for the same period.  The adjustment of “Part A” is based on the effective cost variation observed in its components during the preceding 12-month period.  “Part B” is adjusted by the IPCA index.  The adjustment to the formula used by ARSESP replaced the variable gross operating revenue for the variable cost of reference.

In September 2008, we adjusted our tariffs by 5.10% pursuant to the ARSESP’s authorization.  In August 2009, the ARSESP approved a 4.43% adjustment for our water and sewage tariffs, starting on September 11, 2009.  In August 2010, the ARSESP approved a 4.05% adjustment for our water and sewage tariffs, starting on September 11, 2010.  This adjustment was valid for all municipalities served by us, except for the municipalities of São Bernardo do Campo and Lins, which have different rules and readjustment dates.  The tariffs in the municipality of São Bernardo do Campo are adjusted pursuant a different methodology due to the difference between the tariffs charged in that municipality when we assumed the service and the tariffs we were charging in other metropolitan municipalities we serve.  The adjustments in São Bernardo do Campo are set so that in September 2012 the tariff charged in this municipality and the tariff charged in the other municipalities of the region will be the same.  With respect to the municipality of Lins, our tariff is adjusted in January according to the variation of the IPCA for the last twelve-month period ended November 30.

Since 2008, the ARSESP has been developing new concepts that might be included in the tariff structure and adjustment formula but it has so far regulated our tariff structure and adjustments according to the same structure and adjustment formula that we ordinarily follow.

On July 22, 2009, the ARSESP released a Technical Note (Nota Técnica) regarding the methodology for the tariff adjustment process and submitted it for public comments.  On August 12, 2009, the ARSESP informed that the new methodology would not be applied for the 2009 adjustment.  The ARSESP is currently working on the development and improvement of its new methodology and it expects to release a revised tariff structure and adjustments formula in 2012.

In 2010, the ARSESP defined the rules to evaluate our equity base (Rule No. 156/2010).  We are currently in the process of hiring companies that will conduct such evaluation.

In March 2011, the ARSESP published the schedule for our tariff revision, with a timeframe running throughout August 2012.  Technical discussions will be held during 2011 to define the regulatory and economic models and to determine the regulatory compensation base (BRR).  The final data will be applied to these models during 2012, along with discussions about the tariff structure, public hearings, publication of results at the end of August, and the introduction of the new tariffs.

According to the ARSESP, the tariff revision will:  (i) set the initial framework of periodic tariff revisions for all municipalities with a program agreement with our Company, and that receive services regulated by the ARSESP; (ii) discuss once again all the criteria adopted to determine the cost of services, the tariff framework, the subsidies policy, etc.; (iii) create a methodology, standards and procedures for future revisions and adjustments; and (iv) rely on the broad involvement of the municipalities, the concessionaires, consumers, investors, etc.

In line with the tariff revision schedule published, in March 2011 the ARSESP announced the proposed methodology to be used to calculate the weighted average cost of capital and opened the discussion to public and other interested parties’ comments until April 2011.  In May 2011, the ARSESP released a regulatory post-tax weighted average cost of capital of 8.06%.

We divide tariffs into two categories:  residential and non-residential.  The residential category is subdivided into standard residential, residential social and favela  (shantytowns).  The residential social tariffs apply to residences of low-income families, residences of persons unemployed for up to 12 months and collective living residences.  The favela  tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure.  The latter two sub-categories were instituted to assist lower-income customers by providing lower tariffs for consumption.  The non-residential category consists of:  (i) commercial, industrial and public customers; (ii) “not-for-profit” entities that pay 50.0% of the prevailing non-residential tariff;  (iii) government entities that have entered into a water loss reduction agreement with us and pay 75.0% of the prevailing non-residential tariff; and (iv) public entities that have entered into program agreements, for municipalities with a population of up to 30,000 and with half or more classified according to their degree of social vulnerability by the Social Vulnerability Index of São Paulo (Índice Paulista de Vulnerabilidade Social), or IPVS, 5 and 6, of the SEADE, obtained through the analysis of the 2000 Census figures, and start to receive tariff benefits, in accordance with our normative ruling, for the category of public use, at the municipality level.  The tariffs are equal to those offered to the commercial/entity of social assistance and that corresponds to 50.0% of the public tariffs without contractual provisions referred to in item (iv) above.

We established a new tariff schedule, effective May 2002, for commercial and industrial customers that consume at least 5,000 cubic meters of water per month and that enter into fixed demand agreements (take-or-pay) with us for at least one-year terms.  In October 2007, the minimum volume for entering into these agreements was reduced from 5,000 cubic meters per month to 3,000 cubic meters per month.  We believe this tariff schedule will help prevent our commercial and industrial customers from switching to the use of private wells.  Since 2008, we have been authorized by the ARSESP to establish tariffs for non-residential customers, such as industrial and commercial customers, that consume more than 3,000 cubic meters per month, with a maximum tariff equal to the tariffs applicable to non-residential customers that consume more than 50 cubic meters per month.  In 2010, the ARSESP authorized a reduction in the minimum volume of consumption for customers that enter into demand agreements with us to a minimum of 500 cubic meters per month.

We establish separate tariff schedules for our services in each of the São Paulo metropolitan regions and each of the countryside and coastal regions which comprise our Regional systems.  Each tariff schedule incorporates regional cross-subsidies, taking into account the customers’ type and volume of consumption.  Tariffs paid by customers with high monthly water consumption rates exceed our costs of providing water service.  We use the excess tariff billed to high-volume customers to compensate for the lower tariffs paid by low-volume customers.  Similarly, tariffs for non-residential customers are established at levels that subsidize residential customers.  In addition, the tariffs for the São Paulo metropolitan region generally are higher than tariffs in the countryside and coastal regions.

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

	As of December 31,
Customer Category Consumption	2008(2)	2009(3)	2010(4)

Residential
Standard Residential:
0-10(1)	1.31	1.36	1.42
11-20	2.04	2.13	2.22
21-50	5.09	5.32	5.54
Above 50	5.61	5.86	6.10
Social:
0-10(1)	0.44	0.46	0.48
11-20	0.77	0.80	0.83
21-30	2.70	2.82	2.93
31-50	3.86	4.03	4.19
Above 50	4.26	4.45	4.63
Favela (shantytown):
0-10(1)	0.34	0.35	0.37
11-20	0.38	0.40	0.42
21-30	1.27	1.33	1.38
31-50	3.86	4.03	4.19
Above 50	4.26	4.45	4.63

Non‑Residential
Commercial/Industrial/Governmental:
0-10(1)	2.62	2.74	2.85
11-20	5.09	5.32	5.54
21-50	9.78	10.21	10.62
Above 50	10.18	10.63	11.06
Social Welfare Entities:
0-10(1)	1.31	1.37	1.42
11-20	2.56	2.67	2.78
21-50	4.91	5.13	5.34
Above 50	5.08	5.31	5.53
Government entities that employ the Rational Use of the Water Program (Programa de Uso Racional da Água), or PURA, with reduction agreement:
0-10(1)	1.97	2.05	2.14
11-20	3.82	3.99	4.15
21-50	7.34	7.67	7.98
Above 50	7.63	7.97	8.29

______________________

(1)     The minimum volume charged is for ten cubic meters per month.

(2)     From September 11, 2008 to September 10, 2009.

(3)     From September 11, 2009 to September 10, 2010.

(4)     Since September 11, 2010.

Both in 2009 and 2010, the average tariff calculated for the Regional systems was approximately 30% below the average tariff of the São Paulo metropolitan region.

Marketing Channels

As of December 31, 2010, we were the concessionaire for the provision of water supply and collection, treatment and disposal of sewage services directly to end consumers for 364 municipalities of the State of São Paulo.  We also supply water on a wholesale basis to six municipalities in the São Paulo metropolitan region and to the municipality of Sumaré.  It is the responsibility of these municipalities to then distribute the water to end consumers.  We provide sewage services to five of these municipalities.  Because of our distribution infrastructure, end consumers to whom we offer water services on a wholesale basis cannot alternatively acquire such services directly from us.  For more information on service concessions, see “4.B. Business Overview—Concessions.”

Energy Consumption

Energy is essential to our operations, and as a result we are one of the largest users of energy in the State of São Paulo.  In the year ended December 31, 2010, we used 1.7% of the total energy consumption in the State of São Paulo.  To date, we have not experienced any major disruptions in energy supply.  Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of operations or prospects.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to risks associated with the provision of water and sewage services.”

Energy prices have a significant impact on our results of operations.  An average increase in energy prices of 17.6% in 2003 negatively affected our results of operations in 2004.  In 2010, 44.7% of our total energy consumption occurred within the “free market”, where we can more efficiently negotiate the supply of energy.  Energy was provided by Companhia Energética São Paulo, or CESP, pursuant to a long-term contract expiring in 2012.

Insurance

We maintain insurance covering, among other things, fire or other damage to our property, office buildings and third-party liability.  We also maintain insurance coverage for directors’ and officers’ liability (D&O insurance).  We currently obtain our insurance policies by means of public bids involving major Brazilian and international insurance companies.  As of December 31, 2010, we had paid a total aggregate amount of R$8.1 million in premiums, covering R$2,754.3 million on assets, third-party liabilities and D&O insurance.  We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption.  In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages.  We believe that we maintain insurance at levels customary in Brazil for our type of business.

Environmental Matters

Our environmental policy, which we revised in January 2008, established environmental management directives that allow us to become a contributing force to environmental sustainability and excellence.  These directives are based on a systematic approach to the environment, which allow us to develop a plan that integrated economic, environmental and social dimensions of our work with sustainable use of natural resources.

In order to coordinate the environmental demands with the specific needs of the different places we operate, we have implemented 20 Environmental Management Centers (Núcleos de Gestão Ambiental), or NGAs.  The NGAs are closely involved in operational matters, providing decision-making support at a local level and seeking to ensure that environmental guidelines are respected throughout our organization.  In this manner, they help contribute to the ongoing improvement of our environmental performance.

We have the following environmental management programs:

•         execution of a program to obtain ISO 14001 certification.  We received the certifications for 50 treatment facilities, including those located in the São Paulo metropolitan, countryside and coastal regions.  65 of our treatment facilities and ETAs have implemented the Environmental Management System (EMS), and we expect to extend it progressively to our remaining installations;

•         participation in the Carbon Disclosure Project (CDP) and adherance to the Carbon Disclosure Project DCPC Supply Chain;

•         conception and formation of the Corporate Management of Greenhouse Gas Program (Programa Corporativo de Gestão de Emissões de Gases de Efeito Estufa);

•         the development of a conceptual model of environmental balance sheet for the years 2009 and 2010, aiming to improve the Company’s balance sheet by properly documenting investments made for the betterment of the environment;

•         the monitoring and controlling compliance with conduct adjustment terms and judicial agreements relating to the environment;

•         formation and implementation of a corporate program for maintenance and regularization of environmental licences and of granting water usage rights’;

•         the implementation of the Environmental Education Program (PEA SABESP), including over one hundred environmental education actions and projects involving the community and other shareholders;

•         institutional representation of SABESP in the State and National Systems of Water Resources, including the training of company representatives to participate in councils of the National and State System for the Management of Water Resources and The Environment (Sistemas Nacional e Estadual de Gerenciamento de Recursos Hídricos e de Meio Ambiente), including training of the representatives for participation in the process of establishing criteria for the charging of water usage, monitoring of water basin plans (Planos das Bacias), water bodies classification programs and the establishment or review of specific laws;

•         the structuring of educational activities related to analyzing, managing, and communicating environmental risks;

•         specific training programs to train and qualify professionals to participate as technical assistants in legal proceedings involving environmental matters; and

•         implementation of the SABESP 3-Rs Program (Programa SABESP 3Rs) for the reduction, re-use and recycling of waste of commercial buildings, a program involving the two largest administrative bodies of our Company with plans to include all other administrative bodies.

In addition to corporate environmental management initiatives, since 2008 we launched several projects to benefit the environment by engaging the community and third parties with non-governmental organizations, including:

•               Oil Recycling Program (Programa de Reciclagem de Óleo de Fritura), or PROL;

•               Sustainable Planet (Planeta Sustentável);

•               One million Trees in Cantareira (Programa “Um Milhão de Árvores no Cantareira”);

•               Eyes in the Atlantic Rainforest (De Olho na Mata Atlântica);

•               Eye on Water (Olho d’Água);

•               Green Hug (Abraço Verde);

•               Sabesp’s Native Species Saplings Nursery (Viveiros Sabesp);

•               Community Gardens (Hortas Comunitárias);

•               Program of Lectures on Environmental Management (Ciclos de Conferências de Gestão Ambiental); and

•               Supporters of Sustainability (Audiências de Sustentabilidade).

Climate Change Regulations:  Reduction of Greenhouse Gases (GHG)

We are required to comply with laws and regulations related to climate change, including international agreements and treaties to which Brazil is a signatory.

The São Paulo State Climate Change Policy (Law No. 13,798), enacted on November 9, 2009, seeks to reduce global emissions of carbon dioxide by 20.0% by 2020 compared with 2005 levels.  Brazil’s Climate Change Policy (Law No. 12,187), enacted on December 29, 2009, establishes a voluntary national commitment to reduce Brazil’s currently projected GHG emissions for 2020 by a percentage between 36.1% and 38.9%.  If legislation requires us to reduce our emissions, we may do so by transforming biogas from the treatment of sewage into energy, for example, which may lead to potential economic gains.

We have begun significant initiatives, such as the corporate program for water loss reduction and the implementation of small hydroelectric power plants, to reduce GHG emissions during the coming years.  We recently launched the Aquapolo project, the fifth largest project in the world to use reclaimed water production for industrial purposes, which uses treated sewage as input.  This project, capable of producing 1,000 liters per second (Ps) of reclaimed water, will increase the supply of treated water for the São Paulo metropolitan region and may potentially reduce GHG emissions.  Our investments in the Aquapolo project amounted to approximately R$252 million.  We are also in the process of hiring consultants to develop a management program for GHG emissions.  The project also includes studies of impacts and risks related to climate change and the study of potential scenarios based on our emissions of GHG.

At this point, it is still not possible to predict if climate change policies will provide opportunities or generate new costs for us.  Reducing our emissions of carbon dioxide will involve costs and expenses in implementing more stringent control mechanisms, adopting pollution prevention measures and actions to minimize the generation of GHGs.  We may not receive financial incentives to offset all or part of these costs.  In addition, if limitations in GHG emissions affect our supply chain and increase our costs, we may not be able to pass on these costs to our end consumers.  See “4.B.  Business Overview—Tariffs.”

Regulation of GHG emissions could also benefit us in the short term, since we may be able to obtain subsidies, financial investments and tax incentives for projects to protect and restore water sources, conserve water, treat sewage, conserve energy, increase energy efficiency, and promote self-generated energy, among other projects that seek to reduce the impact of climate change.

Carbon Disclosure Project

•               Carbon Disclosure Project Investors.  We participate in the Carbon Disclosure Project – CDP, a global initiative focused on the financial risks related to climate change.  Through this project, main international institutional investors ask the world’s largest companies to demonstrate that they are managing carbon effectively.  We have received and responded the project’s questionnaires since 2006.  The companies that opt to have their answers disclosed to the public, such as our case, have their answers published in an international website of public interest.  The questionnaire asks mainly questions related to the aspects of climate change and corporate governance, the physical, financial and regulatory effects of climate change, and opportunities that affect or could positively or negatively affect us.

•               Carbon Disclosure Project Supply Chain.  On December 2010, we adhered to the Carbon Disclosure Project – CDP Supply Chain 2011.  The project seeks to encourage the adoption of a standard methodology by our main suppliers of goods and services to measure risks related to climate change and GHG emissions.

Physical Effects of Climate Change

Since our financial performance is closely linked to climate patterns that influence in the availability of water (in terms of quantity and quality of water resources), extreme weather conditions may adversely affect our business and operations.  If long-term climate change causes significant alterations in environmental conditions, such as an increase in the frequency of extreme weather conditions, this could affect the quality and quantity of water available for abstraction, treatment and supply, affecting the costs of services and tariffs.

An increase in heavy rainfall can impact water quality and the regular operation of water sources, including abstraction of water from our dams, through increased soil erosion, silting, pollution and eutrophication of aquatic ecosystems.  In addition, increased flows of rainwater into sewage systems may overwhelm the capacity of sewage treatment plants.  We may need to build larger reservoirs, since it is not feasible to increase the size of our existing reservoirs, or increase operational capacity by further automating our existing equipment.  To increase automation, we would need to purchase and operate tools to measure dam levels and volumes, river output and the rain in hydrographic basins, create mathematical models for real time operations, and train technicians to operate these systems.  As an alternative, we may need to implement new production systems.

In the case of prolonged periods of drought, for example, reduced water levels in dams can cause an increase in the concentration of plant matter by increasing eutrophication and, consequently, increasing water treatment costs and operational complexity.  In addition, prolonged periods of drought in watersheds such as the São Paulo metropolitan region, where most of our production is concentrated, may result in the growth of vegetation in the reservoir flooding areas, which can impact water quality due to the accumulation of organic matter.  In such cases our production costs may increase, affecting our financial margins and the quality of water we produce.  Droughts also lower reservoir levels available for hydroelectric plants, which may lead to power shortages, particularly since hydroelectric power accounts for most of Brazil’s electric energy supply.  A lack of rainwater could lead to instability in domestic water supplies and in sewage collection and treatment services, which could damage our reputation.  In addition, because we are one of the largest consumers of electricity in the State of São Paulo, a potential increase in electricity tariffs due to a shortage of hydroelectric power could have a significant economic impact on us.

We are also the concessionaire for water and sewage services for all the coastal municipalities of the State of São Paulo.  A rise in the sea level would result in increased salinity of inland water supplies, which may affect water treatment in these areas.  Rising sea levels may also increase infiltration rates and alter the runoff regime of the sewage systems, which may affect the sanitary system.

Extreme climate changes may also affect the extraction, production and transportation of the materials necessary for our operations, such as water treatment materials, and may lead to an increase in the cost of these materials.  A rise in air temperature could also increase consumer demand for water, increasing the need to expand both water supply and sewage treatment.

See “Item 3.D. Risk Factors—Risks Relating to Our Business—The enactment of new laws and regulations relating to climate change and the change in existing regulation, as well as the physical effects of climate change, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us”.

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

In Brazil, there are three federal legal regimes for contracting water and sewage services:  (i) public concessions, regulated by Law No. 8,987/1995, which require a prior public bidding process; (ii) administration of public services through cooperation agreements between the federal government and local public authorities at State and municipal level without the need for a public bidding process, regulated by the Public Consortia and Cooperation Agreement Law; and (iii) public-private partnerships, regulated by Law No. 11,079/2004, used to grant concessions to private companies to provide public services and used in relation with construction works associated with the provision of public services.  Until 2005, we had adopted the regime for public concessions.  Following the entry into force of the Public Consortia and Cooperation Agreement Law, we adopted the administration of public services through cooperation agreements, which can be used alongside the other two regimes.

The Public Consortia and Cooperation Agreement Law and the Basic Sanitation Law have caused significant impacts in the development of the state sanitation policy and the regulatory structuring of the industry.

Because we are the legal concessionaire for the State of São Paulo for water and sewage services, serving approximately 59% of the State’s population and providing sanitation services through concession agreements, the Consortium Law affects us on the expiry of our concession agreements entered into in the 1970s when the Brazilian Sanitation Plan (Plano Nacional de Saneamento), or PLANASA, was created.  The Consortium Law has caused important changes in the relationship among municipalities, states and public sanitation service providers, most notably in mixed capital companies, such as us, because of the implementation of the program agreements as a substitute for concession agreements.

In addition, the Basic Sanitation Law in its role as a general guideline for the development of the Brazilian sanitation industry, addresses the conditions for the delegation of water and sewage services, the exercise of ownership by the granting authority and the regulatory conditions for the industry.  The Basic Sanitation Law also provides for a significant amendment to Article 42 of the Concessions Law, which establishes the termination of concessions prior to the expiration date and the reversibility conditions for unamortized assets.  The amendment requires that the service provider be compensated for unamortized assets, prioritizing an agreement between the parties setting out the criteria for calculation and payments of indemnity.

The Basic Sanitation Law

On January 5, 2007, the Federal Law No. 11,445, or the Basic Sanitation Law, was enacted, establishing nationwide guidelines for basic sanitation and seeking to create appropriate solutions for the situation of each state and municipality, facilitating the technical cooperation between the state and municipalities.  In addition, the federal government will enact its public policy to facilitate access to financing alternatives that are compatible with the costs and terms of the sanitation industry, in substitution of the PLANASA model.  On June 21, 2010, the federal government enacted Federal Decree No. 7,217, regulating the Basic Sanitation Law.  See “Risk Factors—Risks Relating to our Business—We cannot anticipate the effects that further developments of the Basic Sanitation Law and its interpretation will have on the basic sanitation industry in Brazil and on us.”

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

Pursuant to the Basic Sanitation Law, the parties of the concession may enter into an agreement with respect to the payment of the indemnification due to the concessionaire.  However, in the absence of an agreement, the Basic Sanitation Law establishes that the indemnification must be paid in no more than four equal and successive annual installments, with the first installment payable by the last business day of the fiscal year in which the assets are reversed.

Concessions

Concessions for providing water and sewage services are formalized by agreements executed between the state or municipality, as the case may be, and a concessionaire to which the performance of these services is granted in a given municipality or region.  Our concessions normally have a contractual term of up to 30 years.  However, our concessions in general can be revoked at any time if certain standards of quality and safety are not met, or in the event of default of the terms of the concession agreement.

A municipality that chooses to assume the direct control of its water and sewage services must terminate the current relationship by duly compensating the service provider.  Subsequently, the municipality will be in charge of rendering services or of conducting a public bidding process to grant the concession to potential concessionaires, including agreements with public companies directly.  Although the Constitution of the State of São Paulo determines that the relevant municipality would have to pay us for the unamortized book value of the assets related to the concession and assume any corresponding debt, with the exclusion of any amounts that have been paid to us by the municipality, upon termination or non-renewal of the concession, the payment for termination may not be effected immediately, and any termination could negatively affect our cash flows, operating results and financial situation.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Municipalities may, under certain circumstances, terminate our concessions before their expiration and the compensation may be inadequate to recover the full value of our investments.”

The Federal Concessions Law No.8,987/1995 and the State Concessions Law No. 7,835/1992 require that the granting of a concession by the government be preceded by a public bidding process.  However, the Federal Public Bidding Law No. 8,666/1993, which establishes the rules for the public bidding process, provides that a public bidding process can be waived under certain circumstances, including in the case of services to be provided by a public entity created for such specific purpose on a date prior to the effectiveness of this law, provided that the contracted price is compatible with what is practiced in the market.  Furthermore, a provision of the Federal Public Bidding Law, as amended by the Public Consortia and Cooperation Agreement Law, provides that the program contracted can be executed with waiver of a public bidding process.

In the majority of municipalities where we operate, the new contracts have been formalized pursuant to the provisions of the Federal Public Bidding Law that allows the public bidding process to be waived under certain circumstances.  However, due to the discussion over whether the State or municipal authorities have the right to grant rights to provide basic sanitation services in municipal areas, negotiations of the terms of our new contract for the provision of water and sewage services in the city of São Paulo, were more complicated.  See “Related Party Transactions―Agreement with the State and the City of São Paulo”.

On November 25, 2003, Municipal Law No. 13,670/2003 was enacted creating the Municipal System for Regulation of Water Supply and Sanitary Sewage Services (Sistema Municipal de Regulação dos Serviços de Abastecimento de Água e Esgotamento Sanitário), providing for its constitution and operation and also establishing the Municipal Sanitation Plan (Plano Municipal de Saneamento).  According to this law, the Mayor of the city of São Paulo has powers to grant and monitor formal concessions for water and sewage services in the city of São Paulo.  Subsequent to Municipal Law No. 13,670/2003, the Governor of the State filed a legal action claiming that this law was unconstitutional and, as a consequence, the applicability of Municipal Law No. 13,670/2003 was suspended.  On April 20, 2005 the court ruled, by majority of votes, in favor of the Governor of the State.  The city of São Paulo appealed the decision and a final decision is still pending to this date.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—The terms of our new agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us.”

On June 18, 2009, Municipal Law No. 14,934/2009 was enacted, authorizing the city of São Paulo to enter into an agreement with us and revoking Municipal Law No. 13,760/2003.  On June 23, 2010, we entered into a formal agreement with the State and the city of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30-year period, which may be extended for an additional 30-year period.

Public Consortia and Cooperation Agreement Law for Joint Management

On April 6, 2005, the federal government enacted Federal Law No. 11,107, or the Federal Public Consortia and Cooperation Agreement Law, which regulates Article 241 of the Brazilian Constitution.  This statute provides general principles to be observed when a public consortia enters into contracts with the Brazilian political divisions and subdivisions (the federal government, states, the Federal District and municipalities) aiming at the joint management of public services of common interests.

Federal Decree No. 6,017/2007 details the conditions of establishment of joint management and the execution of the program agreement regulating the Public Consortia and Cooperation Agreement Law.  This federal legislation introduces significant changes in the relationship among municipalities, states and companies providing public sanitation services, prohibiting the latter from exercising activities of planning, oversight and regulation, including tariff regulation, of the services and creating the program agreement for contracting entities whose share control is held by one of the Brazilian political divisions and subdivisions upon waiver of the public bidding process and compliance with concession legislation, as applicable.

On January 13, 2006, the Governor of the State of São Paulo enacted State Decree No. 50,470, amended by State Decrees No. 52,020, dated July 31, 2007, and No. 53,192, dated July 1, 2008, which provide for the rendering of water and sewage services in the State of São Paulo.  According to these decrees, we may enter into agreements with municipalities in connection with the provision of water and sewage services by means of the so-called “program agreement without a public bidding process”.  In addition, these decrees establish that we will continue to render services in the areas covered by the concession granted by the State.

Based on these statutes, in January 2007 we executed our first program agreement with the municipality of Lins, located in the State of São Paulo.  Subsequently, we formalized agreements with other municipalities in the State of São Paulo.  These other municipalities transferred the oversight and regulation of our services to the State of São Paulo through a cooperation agreement.

On June 8, 2006, the State of São Paulo enacted Decree No. 50,868 creating the Commission for the Regulation of Sanitation Service of the State of São Paulo (Comissão de Regulação do Serviço de Saneamento do Estado de São Paulo – CORSANPA) to regulate sanitation services.  The Commission for the Regulation of Sanitation Service of the State of São Paulo is directly subordinated to the State Secretariat for Sanitation and Water Resources.

The main duty of the Commission for the Regulation of Sanitation Service of the State of São Paulo was conducting studies for the creation of a regulatory agency for the basic sanitation industry and the presentation of legal and regulatory measures.  The completion of such duties resulted in the publication of supplementary Law No. 1,025 of December 7, 2007, which created the ARSESP.

The ARSESP regulates the basic sanitation services that belong to the State, relating to the federal and municipal jurisdictions and prerogatives, and is responsible for:

•         the compliance with and enforcement of state and federal basic sanitation legislation;

•         the publication of the organizational platform for the services, indicating the types of services provided by the State, as well as the equipment and facilities that compose the system;

•         the acceptance, where applicable, of the legal attributions of the jurisdictional authority;

•         the establishment, in accordance with the tariff guidelines defined by Decree No. 41,446/96, of tariffs and other methods that provide compensation for our services, adjustment and review of such tariffs and methods to ensure the financial-economic balance of services and low-cost tariffs through mechanisms that increase service efficiency and lead to the distribution of productivity gains to society; and

•         the approval, oversight and regulation (including tariff issues) of the sewage treatment and wholesale water supply agreements entered into between the state supplier and other suppliers, pursuant to Article 12 of the Basic Sanitation Law.

With respect to municipal basic sanitation, the ARSESP oversees and regulates services (including tariff issues) that have been delegated by municipalities to the State as a result of cooperation agreements, that authorize program agreements between the municipalities and us for as long as it is convenient to the municipality’s public interest.

For its services, the ARSESP charges 0.50% of the annual total invoice from sales and services (excluding revenues relating to the construction of concession infrastructure) of the municipality.  This fee is collected from municipalities that have a signed program agreement with us and the municipalities located in the metropolitan regions.

Supplementary Law No. 1,025/2007 also amended paragraphs 5, 7 and 8 and added paragraphs 9 and 10 to Article 1 of State law No. 119/73, which created us, expanding the range of services that we can render, with the inclusion of urban rainwater drainage and management, urban cleaning and solid waste management, as well as the operation of power generation, storage, conservation and sales activities, for our own or third-party use.

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

Furthermore, Supplementary Law No. 1,025/2007 maintained the State Sanitation Council (Conselho Estadual de Saneamento – CONESAN), created by Supplementary Law No. 7,750/92, as an advisory council to define and implement the state basic sanitation policy, and the State Sanitation Fund (Fundo Estadual de Saneamento - FESAN).  The State Sanitation Fund is connected to the State Secretariat for Sanitation and Water Resources, and collects and manages resources that support State-approved programs, as well as the development of technology, management and human resources and a sanitation information system, in addition to other support programs.

In 2009, the ARSESP enacted certain rules establishing (i) the general conditions for the services we render, (ii) the communication process for any failure in the provision of our services, and (iii) the penalties for deficiencies in the provision of basic sanitation services.  These rules are expected to be implemented during 2011 and 2012, and will affect mainly our sales and operations.

On July 30, 2010, the ARSESP published Resolution No. 156 establishing the methodology and general criteria for the definition of our regulatory asset base, in order to develop the tariff review process and to define the initial parameters of the auditing process that the ARSESP will have to conduct pursuant to the terms of the Basic Sanitation Law.  The methodology has been defined and, in general terms, assets will be evaluated by reposition costs and weighted by the respective usage ratio.  In March 2011, the ARSESP published the tariff review schedule and opened the public hearing for the proposed methodology for the calculation of the weighted average cost of capital, in May 2011, the ARSESP released a regulatory post-tax weighted average cost of capital of 8.06%.  According to the schedule, in 2011 the economic regulation model will be discussed and the regulatory asset base will be defined.  In 2012, the new tariff will be applied after the finalization of the model, tariff structure discussions, public consultations and publication of results.

Public-Private Partnerships

The PPP is a form of agreement with the public administration used for the concession of services to private enterprises, as well as for construction works coupled with the provision of services.  PPPs are regulated by the State of São Paulo through Law No. 11,688, which was enacted on May 19, 2004.  PPPs may be used for:  (i) implantation, expansion, improvement, reform, maintenance, or management of public infra-structure; (ii) provision of public services; and (iii) exploitation of public assets and non-material rights belonging to the State.

Payment is conditional upon performance.  The payment may be collected through:  (i) tariffs paid by users; (ii) use of resources from budget; (iii) assignment of credits belonging to the State; (iv) transfer of rights related to the commercial exploitation of public assets; (v) paper of assets; (vi) paper from public debts; and (vii) other revenues.

In our case, payment is conditional upon performance and is collected through the use of resources from the budget.

Public Financing

In January 2007, the President of Brazil announced a new Growth Acceleration Plan, known as the “PAC”, which includes major investments in infrastructure services, including the provision of water and sewage, housing, as well as highways, airports, ports and energy services, that would benefit the poor population of Brazil.  PAC calls for a total investment of R$504.0 billion through 2010, including a R$40.0 billion investment in the sanitation sector.  The majority of the investment of the PAC would be provided by State-owned companies and the private sector, while the rest would come from the federal government.  Of the amounts dedicated to the sanitation sector, we have obtained various loans from the BNDES and Caixa Econômica Federal totaling R$2.8 billion, the proceeds of which are being used to fund various projects.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness Financing.”

Public Bidding Procedures

Pursuant to the Federal Public Bidding Law, the public bid process commences with publication by the granting authority in a federal, state or municipal official newspaper, as the case may be, and another leading Brazilian newspaper.  The publication announces that the granting authority will carry out a public bidding contest pursuant to provisions set forth in an edital  (invitation to bid).  The invitation to bid must specify, among other terms:  (i) the purpose, duration and goals of the bid; (ii) the participation of bidders, either individually or forming a consortium; (iii) a description of the qualifications required for adequate performance of the services covered by the bid; (iv) the deadlines for the submission of the bids; (v) the criteria used for the selection of the winning bidder; and (vi) a list of the documents required to establish the bidder’s technical, financial and legal capabilities.

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

The provisions of State Law No. 6,544 of November 2, 1989, as amended, or the State Public Bidding Law, parallel the provisions of the Federal Public Bidding Law.  The Federal and State bidding laws will apply to us in the event that we seek to secure new concessions.  Moreover, these bidding laws currently apply to us with respect to obtaining goods and services from third parties for our business operations or in connection with our capital expenditure program, in each case subject to certain exceptions.

Water Usage

State law establishes the basic principles governing the use of water resources in the State of São Paulo in accordance with the State constitution.  These principles include:

•               rational utilization of water resources, ensuring that its primary use is to supply water to the population;

•               optimizing the economic and social benefits resulting from the use of water resources;

•               protection of water resources against actions which could compromise current and future use;

•               defense against critical hydrological events which could cause risk to the health and safety of the population or economic and social losses;

•               development of hydro-transportation for economic benefit;

•               development of permanent programs of conservation and protection of underground water against pollution and excessive exploitation; and

•               prevention of soil erosion in urban and rural areas, with a view to protecting against physical pollution and silting of water resources.

Under State law, implementation of any project that involves the use of surface or underground water requires prior authorization or licensing from the competent government authority.  In order to implement these principles, authorizations granting a right of use are required from the relevant public authority for water usage (whether for collection, release of effluents or otherwise), modification of the regime and modification of the quality or the quantity of the existing water.  In the case of rivers under the federal government’s domain (rivers crossing more than one state), the ANA is the public authority which grants the authorization.  With respect to the rivers under a state’s domain, the applicable state authority has jurisdiction to grant the right of use.  In the State of São Paulo, the DAEE is the public authority responsible for granting such authorizations.  The DAEE has, as its objectives, establishing (i) a policy for the use of water resources with a view to developing the water business of the State, and (ii) plans, studies and projects related to the use of water resources, directly or by means of agreements with third parties.

Our main operating units have been granted water usage rights; however, we also have several operating units where water grants are not fully in place.  To help obtain the remaining water grants, we have established a corporate program for the legalization and maintenance of grants.

In July 2000, the ANA was established to develop the National System for Water Resources Management.  According to existing law, the hydrographic basin committees are authorized to charge users, such as us, for the abstraction of water from, or dumping of sewage into, water bodies controlled by these agencies.  We have paid R$53.1 million to the ANA and the DAEE since 2003, and these agencies have used these amounts to pay for expenses related to the National System for the Management of Water Resources (Sistema Nacional de Gerenciamento de Recursos Hídricos) and principally to sponsor studies, programs, projects and constructions provided for in the Water Basin Plan (Plano de Bacia).  Resources for these projects may be loaned or provided to governmental agencies and corporations, including us, for use in projects related to the conservation and recovery of water resources.

State Law No. 12,183, which was enacted on December 29, 2005, established the basis for charging for the use of the water resources under the domain of the State of São Paulo.  To apply such charging, the law provides for, among other provisions, the formulation of criteria by the basin committees, the creation of basin agencies and the organization of a registered list of water resource users.  The basin committee’s proposals regarding the criteria to calculate the amounts to be charged at each basin must be approved by the State Water Resource Council, and formalized by a decree issued by the State Governor.

Water Quality

Administrative Rule No. 518/2004, issued by the Ministry of Health of the federal government, provides the standards for potable water for human consumption in Brazil.  This rule is similar to the U.S. Safe Drinking Water Act and the regulations enacted by the U.S. Environmental Protection Agency, which establishes rules for sampling and limits related to substances that are potentially hazardous to human health.

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

Environmental Regulation

The implementation and operation of water and sewage systems are subject to strict federal, state and municipal laws and regulations on environmental and water-resource protection.  The National Environmental Council (Conselho Nacional de Meio Ambiental), or the CONAMA, is the federal agency responsible for the regulation of potentially polluting activities.  In the State of São Paulo, the Companhia Ambiental do Estado de São Paulo, or CETESB, is the governmental entity responsible for the control, supervision, monitoring and licensing of polluting activities, pursuant to State Law No. 997 of 1976 and State Law No. 13,542 of 2009.  The CETESB regulates the control of environmental pollutants.

The control and environmental planning instruments are defined by several legal instruments, such as State Law No. 997/1976, which regulates the environmental pollution control; the CONAMA Resolution No. 05/1988, which requires licensing of sanitation projects that cause significant alterations to the environment; the CONAMA Resolution No. 237/1997, which regulates (i) environmental licenses, (ii) the federal, state and local jurisdiction over environmental issues, (iii) the list of activities subject to licensing; and (iv) environmental impact studies and reports; State Decree No. 47,400/2002 and related articles from State Law No. 9,509/1997 regarding environmental licensing; and State Decree No. 8,468/76, the CONAMA Resolution No. 357/2005, the CONAMA Resolution No. 397/08 and the CONAMA Resolution No. 430/11 and the granting of rights for using and interfering with water resources (Portaria Departamento de Águas e Energia Elétrica 717/96).  Projects with significant environmental impact are subject to specific studies prepared by multidisciplinary teams that present a series of recommendations focused on minimizing the environmental impact.  These studies are then submitted for analysis and approval by the government authorities.  The licensing process is composed of three stages, including the following licenses:

•               preliminary license – granted in the planning stage, approving the location and concept and attesting to the project’s environmental feasibility;

•               installation license – authorizing the beginning of works for the installation of the project, subject to compliance with approved plans, programs and projects, including environmental control measures and other necessary technical requirements; and

•               operation license – authorizing the operation of a unit or activity, subject to compliance with the technical requirements contained in the installation license.

We have established a program (Programa Corporativo de Manutenção e Regularização de licenciamento ambiental) to obtain all necessary licenses in an effort to bring us into full compliance with environmental regulations within five years.  As of the date of this annual report, we were not in possession of all licenses required in connection with our operations.  Our failure to obtain such licenses may result in the imposition of fines and penalties.  With respect to new operations, feasibility and environmental compliance are carried out throughout the project.

Sewage Requirements

State law sets forth regulations regarding pollution control and environmental preservation in the State of São Paulo.  State law establishes the conditions and limitations for waste discharge that impacts water, air and soil.  According to this law, in areas in which there is a public sewage system, all effluents of a “polluting source” must be discharged to such system.  It is the responsibility of the polluting source to connect itself to the public sewage system.  All effluents to be discharged are required to meet the standards and conditions established by the applicable environmental law, which allows such effluents to be treated by our treatment facilities and discharged in an environmentally safe manner.  Effluents that do not comply with such criteria are prohibited from being discharged into the public sewage system.  State legislation also establishes that liquid effluents, except those related to basic sanitation, be subjected to pre-treatment so that they meet the required mandatory levels before being discharged into the public sewage system.  National sanitation guidelines are also established in Article 45 of Federal Law No. 11,455/2007.

The CETESB is authorized under State law to monitor discharges of pollutants into the environment and to enforce the requirements of State law.  The CETESB is responsible for issuing preliminary installation and operation licenses granted to the pollution sources, including sewage treatment facilities.

The CETESB also regulates the discharge of effluents into water bodies and must approve all of our treatment facilities in accordance with federal and state regulations.  State and federal water resource legislation establish the charging of fees for the discharge of treated effluents into water bodies.  This provision is already in force in relation to some water basins, and is in different stages of implementation in remaining basins.  See “—Government Regulation—Water Usage.”

Tariff Regulation in the State of São Paulo

The tariffs for our services are subject to Federal and State regulation.

On December 16, 1996, the governor of the State of São Paulo issued a decree which approved the existing tariff system and allowed us to continue to set our own tariffs.  We used to set our tariffs based on the general objectives of maintaining our financial condition and preserving “social equality” in terms of the provision of water and sewage services to the population while providing a return on investment.  The governor’s decree also directs us to apply the following criteria in determining our tariffs:

•               category of use;

•               capacity of the water meter;

•               characteristics of consumption;

•               volume consumed;

•               fixed and floating costs;

•               seasonal variations; and

•               social and economic conditions of residential customers.

With the enactment of the Basic Sanitation Law and Federal Consortium Law, we are prohibited from planning, overseeing and regulating services, which includes determining the tariff policy to be adopted.  Such activities are to be exercised by the owner of the concession.  Other than the responsibility for planning, the remaining activities may not be delegated.

Pursuant to the Basic Sanitation Law, tariff regulation is to be performed by an independent regulatory entity.  Municipalities can either create their own regulatory agency or delegate tariff regulation to the ARSESP.  In 2007, the municipality of Lins opted to create its own regulatory agency.  However, in 2010, it changed its decision and transferred the regulation (including of tariffs), with the exception of tariff approval, to the ARSESP.  As of the date of this annual report, all municipalities with which we had executed an agreement had delegated tariff regulation to the ARSESP.  As such, the ARSESP is already in charge of regulating tariffs for most of our concession and program agreements.  Nonetheless, we cannot be certain that other municipalities will delegate tariff regulation to the ARSESP in the future.

The current tariff structure maintains different tariff schedules, depending upon whether a customer is located in the São Paulo metropolitan region or the Regional systems.  There are four levels of volume consumed for each category of customer, except for the residential social and favelas  (shantytowns).  The residential social tariffs apply to residences of low income families, residences of persons unemployed for up to 12 months and collective living residences.  The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure.  The latter two sub categories were instituted to assist lower income customers by providing lower tariffs for consumption.  Customers are billed on a monthly basis.  Water and sewage bills are based upon water usage determined by monthly water meter readings.  Larger customers, however, have their meters read every 15 days to avoid nonphysical losses resulting from faulty water meters.  Sewage billing is included as part of the water bill and is based on the water meter reading.  We are also authorized to enter into individual contracts with certain customers, such as municipalities, to supply water or sewage services on a wholesale basis.

Before the enactment of the Basic Sanitation Law in 2007, we were subject to a federal law which limited the return on assets for water and sewage services to 12.0% per annum.  Return on our assets was calculated using operating income (before financial and certain other expenses) measured against our operational assets (property, plant and equipment and certain other assets), based on our financial statements prepared in accordance with the accounting practices adopted in Brazil, or Brazilian GAAP.  The Basic Sanitation Law revoked this law and extinguished this rule.  With respect to the criteria to calculate the return on assets, on July 30, 2010, the ARSESP adopted a new methodology for the calculation of return on assets, which uses the replacement cost of the assets (assuming replacement with new assets) as a basis for the calculation.  Although the ARSESP has indicated that it will implement the new methodology by 2012, we cannot assure you when the new rules will be enacted.  Meanwhile, the ARSESP has not altered the tariff formula and has continued to apply the same methodology as in prior years. See “Risk Factors— Risks Relating to Our Business—We cannot anticipate the effects that further developments of the Basic Sanitation Law and its interpretation will have on the basic sanitation industry in Brazil and on us”.

Governmental Restrictions on Incurrence of Debt

On June 30, 1998, the CMN issued Resolution No. 2,215/98 amending certain conditions that must be observed with respect to the external credit operations (i.e., foreign currency borrowings) of states, the Federal District of Brasilia, municipalities and their respective autarquias  (agencies), foundations and non-financial companies, including us.  This resolution provides, among other things, that, with certain exceptions applicable to the importation of goods and services:

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

The CMN resolution further provides that the requirements described above do not apply to financing transactions involving multilateral or official organizations such as the International Bank for Reconstruction and Development, or IBRD, the IADB or the JICA.  The Central Bank regulation implementing this resolution provides, among other things, that the account referred to in the first bullet point above must be an account opened in a federal financial institution, which is to hold such funds until released for the purpose of refinancing outstanding obligations of the borrower.  The Central Bank regulation further provides that the account described in the second bullet point above must be an escrow account to be opened in a federal financial institution and to secure the payment of principal and interest on the external debt.

Our foreign currency-denominated transactions are also subject to the approval of the National Secretariat of Treasury (Secretaria do Tesouro Nacional) and the Central Bank.  After reviewing the financial terms and conditions of the transaction, the National Secretariat of Treasury and the Central Bank will issue an approval for the closing of the foreign exchange transaction relating to the entry of the funds into Brazil and, following such entry and at our request, an electronic certificate of registration through which all scheduled payments of principal, interest and expenses will be remitted by us.  The electronic certificate of registration grants the borrower access to the market for foreign exchange.

Lending Limits of Brazilian Financial Institutions

The CMN limits the amount that Brazilian public financial institutions may lend to public sector companies, such as us.  Financing of projects which are put up for international bid and any financing in reais  provided to the Brazilian counterpart of such international bids are excluded from these limits.

We are also subject to the provisions of CMN Resolution No. 2,827 of March 30, 2001, as amended, which limits the value of credit operations of financial institutions and other institutions authorized by the Central Bank with bodies and entities in the public sector.

Scope of Business

State Law No. 12,292, dated of March 2, 2006, amended State Law No. 119, dated of June 29, 1973, which created our Company, authorizes us to provide water and sewage services outside São Paulo (in other states of Brazil and other countries).  This law also authorizes us to own interests in other public or private-public companies and Brazilian or international consortiums.  In addition, this law permitted us to incorporate subsidiaries and enter into a partnership with or acquire interests in a private company with a corporate purpose related to the sanitation business.

C.    Organizational structure

Not applicable.

D.    Property, Plant and Equipment

Our principal property, plant and equipment comprise administrative facilities which are stated at historical costs less depreciation.  The reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water mains, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections are recorded as intangible assets (concession assets).  As of December 31, 2010, we operated through 44,287 kilometers of water pipes and mains and 65,379 kilometers of sewer lines.  As of that same date, we operated 213 water treatment facilities and 490 sewage treatment facilities, as well as six water quality control laboratories.

We own our headquarters building and all other major administrative buildings.  We have pledged some of our properties as collateral to the federal government in connection with a long-term financing transaction we have entered into with the IBRD that was guaranteed by the federal government.  We have also pledged part of our assets in the amount of R$249.0 million as collateral as of December 31, 2010, with respect to our indebtedness under the Special Program for Payment of Federal and Social Security Related Taxes in Installments (Programa de Parcelamento Especial para Impostos Federais e Previdenciários), or PAES program.

As of December 31, 2010, the total net book value of our property, plant and equipment and intangible assets (including concession assets) was R$18,796.4 million.

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

A.    Operating and Financial Review and Prospects

Overview

As of December 31, 2010, we operated water and sewage systems in the State of São Paulo, including in the city of São Paulo, Brazil’s largest city, and in 364 municipalities in the State of São Paulo, which represented 56.0% of all municipalities in the State.  We also provided water services on a wholesale basis to seven additional municipalities in which we did not operate water systems.

The São Paulo metropolitan region, which includes the city of São Paulo, is our most important service region.  With a total population of approximately 20 million, the São Paulo metropolitan region accounted for 75.6% and 74.5% of our gross revenue from sales and services in 2009 and 2010 (excluding revenues relating to the construction of concession infrastructure), respectively.  60.4% of the concession intangible assets reflected on our balance sheet as of December 31, 2010 was located in this region.  In an effort to respond to demand in the São Paulo metropolitan region and because the region represents the principal opportunity to increase our net revenue from sales and services, we have concentrated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region.  Our capital expenditure program is our most significant liquidity and capital resource requirement.

Factors Affecting Our Results of Operations

Our results of operations and financial condition are generally affected by our ability to raise tariffs, general economic conditions in Brazil and, in some previous periods, meteorological conditions.

In 2008, our net income was strongly affected by the global financial and economic crisis, which began in 2008 and whose effects were still present in 2009, resulted in a depreciation of the Brazilian real  against the U.S. dollar, which adversely affected our obligations denominated in foreign currency.

In order to ensure its economic and financial strength, we have been working on increasing our efficiency and productivity gains.  For this reason, we have attempted to reduce costs.  In 2009, we decreased our staff by 9.3% pursuant to an Agreement for the Adjustment of Conduct (Termo de Ajustamento de Conduta), or TAC, with the State Public Attorney’s Office (Ministério Público Estadual).  Pursuant to the TAC, we laid off retirees who were still working for us and laid off employees representing approximately 2% of our workforce.  Our results of operations for the 2009 and 2010 fiscal years were also affected by a provision for severance payments in the amount of R$146.6 million for employees who resigned in 2009 and R$19.0 million for employees who resigned in 2010.

Our attempt to decrease costs implemented in 2009 started to show its results in 2010.  In 2010, our costs and expenses increased only 1.5%, compared to an increase of 8.1% in our net income.  If we take into account the average IPCA rate variation of 5.04% in 2010, compared to the average IPCA rate in 2009, increase in costs represented an actual reduction of 2.8%.  This result is due mainly to decreases in personnel and materials (such as those related to equipment and production systems maintenance and treatment materials).  In 2010, the volume invoiced increased 4.1% compared to 2009, with increases in all categories.  The main factors that led to the increase in volume invoiced were:  i) the reinitiation of industrial and commercial units production after the 2009 international economic crisis; and ii) actions aimed at improving volume measuring and recovery, such as the implementation of water measurement units (Unidades de Medição de Água) and the broadning of the scope of work in the agreement with External Sales Services Technicians (TACE – Técnicos de Atendimento Comercial Externo).

Effects of Tariff Increases

Our results of operations and financial condition are highly dependent upon our ability to increase tariffs for our water and sewage services.  Since the enactment of the Basic Sanitation Law in 2007, as a general rule, regulatory agencies will be responsible for setting, adjusting and reviewing tariffs, taking into consideration, among other factors, the following:

•               political considerations arising from our status as a State-controlled company;

•               anti‑inflation measures enacted by the federal government from time to time; and

•               when necessary, the readjustment to maintain the original balance between each party’s obligation and economic gain (equilíbrio econômico-financeiro) under the agreement.

Readjustment of our tariffs continues to be set annually and depend on the parameters established by the Basic Sanitation Law and the ARSESP.  The guidelines also establish procedural steps and the terms for annual adjustments.  The annual adjustments must be announced 30 days prior to the effective date of the new tariffs, which take effect in September and remain in place for a period of at least 12 months.  See “4.B. Business Overview—Tariffs.”

The following table sets forth, for the periods indicated, the percentage increase of our tariffs, as compared to three inflation indexes:

	Year ended December 31,
	2009	2010

Increase in average tariff(1)	4.4%	4.1%
Inflation – IPC – FIPE	3.7%	6.4%
Inflation – IPCA	4.3%	5.9%
Inflation – IGP-M	(1.7)%	11.3%

__________________

(1)   Since 2007, tariff readjustments have taken effect in September, one month after the readjustment announcement.

Sources:  Central Bank, Fundação Getulio Vargas, or FGV, and Fundação Instituto de Pesquisas Econômicas.

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

General Economic Conditions

Year 2008 was characterized by the worsening of the global financial and economic crisis.  As a result, the real  depreciated by 31.9% against the U.S. dollar in 2008.  Nonetheless, at December 31, 2008, Brazil had R$206.8 billion in currency reserves and a trade surplus of R$24.8 billion.  The average unemployment rate in Brazil’s principal metropolitan regions was 6.8% in 2009.  The crisis’ main effect on the Brazilian economy was a decline in expectations for economic activity in 2009 and, to a lesser extent, in 2010.  The Brazilian economy experienced higher lending rates, currency devaluation, decreasing stock prices and shrinking industrial production.  In order to ease the impact of the financial crisis on the Brazilian economy, the Brazilian government implemented measures for the flexibility of its monetary policy and tax relief measures.  These measures strengthened the domestic market and were key to economic recovery.

In 2009, Brazilian GDP decreased 0.2% in comparison with 2008.  Nonetheless, at that same year Brazil had US$239.1 billion in currency reserves and its trade surplus was US$25.3 billion.  The average unemployment rate in Brazil’s principal metropolitan regions remained stable at 6.8% in 2009.

In 2010, Brazilian GDP increased 7.5% in comparison with 2009.  At that same year, Brazil had US$288.6 billion in currency reserves and its trade surplus was US$20.3 billion.  The average unemployment rate in Brazil’s principal metropolitan regions was 6.7% in 2010.

Interest Rates

Interest rates in Brazil are closely linked to exchange rate fluctuations and inflation rates.  High domestic interest rates result in increases in our financial expenses and also negatively affect our ability to obtain financing, on a cost-effective basis, in the domestic capital and lending markets.  As a result, we may continue to require substantial amounts of foreign currency-denominated indebtedness in order to satisfy our liquidity and funding requirements, which may increase our exposure to exchange rate fluctuations, as discussed below.

The official interest rate set by the Central Bank, the SELIC overnight rate, was 13.66% as of December 31, 2008.  In 2009, in order to boost the economy, the Central Bank reduced the official interest rate significantly, reaching 8.65% as of December 31, 2009.  In 2010, the Central Bank increased interest rates, and the official interest rate, as defined by the SELIC overnight rate target, was 10.66% as of December 31, 2010.  We have not utilized any derivative financial instruments or any hedging instruments to mitigate interest rate fluctuations. We do, however, continually monitor market interest rates in order to evaluate the possible need to refinance our debt.

Inflation

Inflation affects our financial performance by increasing our costs of services rendered and operating expenses. In addition, all of our real-denominated debt is indexed to take into account the effects of inflation.  Most of our real-denominated debt provides for inflation-based increases in the respective principal amounts of that indebtedness, which are determined by reference to the daily government reference interest rate (Taxa Referencial), or TR, plus an agreed margin.  We cannot assure you that our tariffs will be increased, in future periods, to offset, in full or in part, the effects of inflation.

Currency Exchange Rates

We had total foreign currency-denominated indebtedness of R$2,248.9 million as of December 31, 2010, of which R$130.0 million relates to our short-term foreign currency-denominated obligations.  In the event of significant devaluations of the real  in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency-denominated obligations would increase as measured in reais, particularly as our tariff and other revenue are based solely in reais.  In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  For example, the 31.9% devaluation of the real in 2008 increased our financial expenses and negatively affected our overall results of operations for the year.  In contrast, the 25.5% appreciation of the real against the U.S. dollar in 2009 led to a foreign exchange gain of R$528.4 million.  In 2010, the 4.3% appreciation of the real against the U.S. dollar led to a foreign exchange gain of R$66.1 million.

We manage our indebtedness portfolio closely to decrease the cost of servicing our indebtedness as a whole and our exposure to exchange rate fluctuations.  We do not speculate in foreign currencies, and we do not have any exposure to derivatives tied to foreign currencies.

The following table shows the fluctuation of the real  against the U.S. dollar, the period-end exchange rates and average exchange rates as of or for the periods indicated:

	Year ended December 31,
	2008	2009	2010
Devaluation (appreciation) of the real versus U.S. dollar	31.9%	(25.5)%	(4.3)%
Period-end exchange rate – US$1.00	R$2.337	R$1.741	R$1.666
Average exchange rate – US$1.00(1)	R$1.838	R$1.998	R$1.760

______________________

(1)   Represents the average for period indicated.

Source:  Central Bank.

From time to time, we may enter into forward exchange transactions and financial funding transactions in reais  to mitigate foreign currency exposure.  In addition, we have monitored, overseen and controlled our foreign currency-denominated indebtedness, taking advantage of market opportunities to improve the profile of our indebtedness and reduce our costs.  As of December 31, 2010, we had no outstanding forward exchange transactions.

Effects of Climate Change (Drought and Intense Rainfalls)

We operate in a region of Brazil that has been prone to droughts, although historically droughts have not impacted all of our water supply systems equally.  Brazil experienced a prolonged and severe drought during 2000 and 2001. As a result, from mid-June to mid-September of 2000, we rationed water in the south of the São Paulo metropolitan region, affecting approximately 3.5 million people, or approximately 20% of the total population of this region, which reduced our total water production by approximately 8%.  From April 2001 through January 2002 and from October to December 2003, we also rationed water in certain regions of the São Paulo metropolitan region, but on a much smaller scale.  This rationing on a smaller scale caused our total water production volume to be reduced by only 0.8%.  The effects of the drought continued to affect our systems through 2004.  Due to the water usage reduction bonus program that we operated from March to September 2004, when rainfall was extremely low and our reservoirs were at correspondingly low levels, and the return to normal rainfall levels that occurred throughout 2004 and early 2005, the conditions of our reservoirs improved in 2005.  In 2006, rainfall was sufficient to enable us to maintain our reservoirs at levels reflecting the historic average.  In 2007 and 2008, rainfall exceeded the levels of previous years, increasing the volume of water held in our reservoirs and thereby providing a cushion to meet demand.  In 2009, rainfall levels were higher than the historic average and by the end of 2009, our reservoirs had a utilization rate of 87.0%, compared to a 50.0% and 41.0% utilization as of December 31, 2008 and 2007, respectively.  As of December 31, 2010, our reservoirs had a utilization rate of 74.4%.

Critical Accounting Estimates and Assumptions

We make estimates and assumptions concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amount of our assets and liabilities within the next financial year are addressed below.

Allowance for Doubtful Accounts

We record an allowance for doubtful accounts in an amount that our management considers sufficient to cover probable losses, based on an analysis of customer accounts receivable, in accordance with the accounting policy stated in Note 2.8 to our consolidated financial statements as of and for the years ended December 31, 2009 and 2010.  Provisions for the allowance for doubtful accounts are included in selling expenses, net of recoveries.  The net charge to this allowance was R$117.0 million, R$117.4 million and R$232.5 million in 2008, 2009 and 2010, respectively.

The methodology for determining the allowance for doubtful accounts requires significant estimates, considering a number of factors, including historical collection experience, current economic trends, estimates of forecast write-offs, the aging of the accounts receivable portfolio and other factors.  While we believe that the estimates used are reasonable, actual results could differ from those estimates.

Fair Value of Financial Instruments

In accordance with Brazilian GAAP, management estimates the fair value of financial instruments using information available in the market and appropriate estimating methodologies.  Management uses considerable personal judgment to interpret the information available in the market when developing estimates of fair value.  Therefore, the estimates presented may not necessarily indicate the value that would be obtained for the financial instruments if they were realized on the market. The use of different market assumptions and/or estimating methodologies could have a material effect on the estimated fair values.

Indemnities Receivable

Indemnities receivable is a long-term asset representing amounts receivable from the municipalities of Diadema and Mauá as indemnification for their unilateral termination of our water and sewage service concessions in 1995.  As of each of December 31, 2009 and 2010, this asset amounted to R$146.2 million.

Prior to their termination, pursuant to our concession contracts, we invested in the construction of water and sewage systems in these municipalities to meet our concession service commitments.  Upon the unilateral termination of the concessions by the municipalities of Diadema and Mauá, our assets were impounded by the municipal authorities, which took on the responsibility of providing water and sewage services in these areas.  At that time, we reclassified our property, plant and equipment balances relating to the impounded assets as long-term assets (indemnities receivable) and recorded impairment charges to reduce the carrying value of the assets to the estimated recoverable amounts which we had contractually agreed as fair compensation with these municipal authorities.

Our rights to recover these amounts are being disputed by the municipalities, and no amounts have been received to date.  Based on the advice of legal counsel, we continue to believe that we have the right to receive those amounts, and we continue to monitor the status of the legal proceedings.  The ultimate amounts to be received however, if any, will most likely be subject to a final court decision.  Therefore, actual amounts received could differ from those recorded.  For more information, see Note 9 to our consolidated financial statements as of and for the years ended December 31, 2010 and 2009.

Valuation of Long-Lived Assets

As of December 31, 2010, we had property, plant and equipment and intangible assets of R$249.6 million and R$18,546.8 million, respectively.

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

Studies supporting the write-offs for obsolescence and abandonment of projects are conducted in the accounting period of the write-offs based on discounted cash flow projections, and approved by our board of directors.  We monitor the carrying value of our property, plant and equipment on an on-going basis and adjust the net book value to assure future projected operations will be sufficient to recover the carrying value of the assets.

In evaluating impairment of our long-lived assets, we make significant assumptions and estimates regarding matters that are inherently uncertain, including projections of future operating income and cash flows, future growth rates and the remaining useful lives of the assets, among other factors.  In addition, projections are computed over an extended period of time, which subjects those assumptions and estimates to an even larger degree of uncertainty.  While we believe that the estimates we use are reasonable, the use of different assumptions could materially affect our valuations.

Amortization of Intangible Assets

Amortization is calculated when the intangible assets are available for use in the necessary condition established by the Company.

Amortization reflects the period over the expected future economic benefits generated by the intangible asset and can be the period of the contract, depending on the contract.  The utilization of the assets is related to the useful life of the assets constructed by the Company and amortization of the intangible assets is considered in the calculation of the tariff.

Amortization of the intangible assets finishes when the asset is totally consumed or is alienated, not being considered in the calculation of the tariff any longer, whichever occurs first.

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

Provision for Contingencies

As of December 31, 2010, we were party to judicial and administrative proceedings, relating to civil, environmental and tax matters, amounting to R$1,459.8 million (excluding the amount of R$120.2 million related to court deposits) with respect to which we considered the risk of loss as probable.  As of that date, proceedings with respect to which we considered the risk of loss as possible amounted to R$2,297.9 million, and those with respect to which we considered the risk of loss as remote amounted to R$20,202.4 million.

We are a party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among other types, disputes with customers and suppliers and tax, labor, civil, environmental and other proceedings. For a more detailed discussion of these legal proceedings, see Note 15 to our consolidated financial statements as of and for the years ended December 31, 2009 and 2010.  We accrue for probable losses resulting from these claims and proceedings when we determine that the likelihood that a loss has occurred is probable and the amount of such loss can be reasonably estimated.  Therefore, we are required to make judgments regarding future events for which we often seek the advice of legal counsel.  As a result of the significant judgment required in assessing and estimating these provisions for contingencies, actual losses realized in future periods could differ significantly from our estimates and could exceed the amounts which we have provisioned.

Pension Plans

The present value of the pension obligations depend on a number of factors that are determined on an actuarial basis using a number of assumptions.  The assumptions used in determining the net cost (income) for pensions include the discount rate.  Any changes in these assumptions will impact the carrying amount of pension obligations.

We determine the appropriate discount rates at the end of each year, which is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations.

Other key assumptions for pension obligations are based in part on current market conditions.  Additional information on the pension plans under Plan G0 and G1 is disclosed in Note 16.

Differences in actual experience or changes in assumptions could affect the carrying amount of pension obligations and expenses recognized in our results.

Certain Transactions with Controlling Shareholder

Reimbursement Due from the State

Reimbursement due from the State for pensions paid represent supplementary pensions (Plan G0) that we pay, on behalf of the State, to former employees of State-owned companies which merged to form our Company.  These amounts must be reimbursed to us by the State, as primary obligor.

In November 2008, we entered into the third amendment to the agreement with the State relating to payments of pension benefits made by us on its behalf.  The State acknowledged that it owed us an outstanding balance of R$915.3 million as of September 30, 2008, relating to payments of pension benefits made by us on its behalf.  We provisionally accepted, but it is not recognized in our books, the reservoirs in the Alto Tietê System as partial payment in the amount of R$696.3 million, subject to the transfer of the property rights of these reservoirs to us.  Since November 2008, the State has been paying the remaining balance in the amount of R$219.0 million in 114 successive monthly installments.  See Note 8 to our consolidated financial statements as of and for the years ended December 31, 2009 and 2010 and “Item 7. Major Shareholders and Related Party Transactions”.

Accounts Receivable from the State for Water and Sewage Services Rendered

Certain of these accounts receivable have been overdue for a long period, and we do not reserve against such accounts receivable as we fully expect to recover these amounts and loss is not considered probable.  We have entered into agreements with the State with respect to these accounts receivable.  For further information on these agreements, see Note 8 to our consolidated financial statements as of and for the years ended December 31, 2009 and 2010 and “Item 7. Major Shareholders and Related Party Transactions.”

Use of Certain Assets Owned by the State

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

Results of Operations

The following table sets forth, for the periods indicated, certain items in our statement of operations, each expressed as a percentage of net revenue from sales and services:

	Year ended December 31,
	2008		2009		2010
	(in millions of reais, except percentages)
Net revenue from sales and services	7,809.3	100.0%	8,579.5	100.0%	9,231.0	100.0%
Cost of sales and services	(4,482.9)	(57.4)%	(5,087.3)	(59.3)%	(5,194.5)	(56.3)%
Gross profit	3,326.4	42.6%	3,492.2	40.7%	4,036.5	43.7%
Selling expenses	(499.7)	(6.4)%	(610.4)	(7.1)%	(712.9)	(7.7)%
Administrative expenses	(580.0)	(7.4)%	(717.1)	(8.4)%	(653.2)	(7.1)%
Other operating expenses, net	(125.5)	(1.6)%	(44.4)	(0.5)%	1.8	-
Operating profit	2,121.2	27.2%	2,120.3	24.7%	2,672.2	28.9%
Finance cost, net	(973.0)	(12.5)%	(10.0)	(0.1)%	(379.4)	(4.1)%
Income before income taxes	1,148.2	14.7%	2,110.3	24.6%	2,292.8	24.8%
Income taxes	(285.3)	(3.7)%	(602.6)	(7.0)%	(662.3)	(7.2)%
Net income	862.9	11.0%	1,507.7	17.6%	1,630.5	17.7%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenue from Sales and Services

Net revenue from sales and services increased by R$651.5 million, or 7.6%, to R$9,231.0 in 2010 from R$8,579.5 million in 2009.

Net revenue from sales and services relating to water services increased by R$295.5 million, or 7.7%, to R$4,113.0 in 2010 from R$3,817.5 million in 2009.  This increase was principally due to:

•               an average 3.8% increase in the volume of water invoiced 2010; and

•               the effect of the 4.43% tariff increase in September 2009, and the 4.1% tariff increase in September 2010.

Net revenue from sales and services relating to sewage services increased by R$244.5 million, or 8.4%, to R$3,157.5 million in 2010 from R$2,913.0 million in 2009.  This increase was principally due to:

•               an average 4.5% increase in the volume of sewage services invoiced in 2010; and

•               the effects of the 4.43% tariff increase in September 2009 and the 4.1% tariff increase in September 2010.

Gross revenue from construction increased by R$90.9 million, or 4.5%, to R$2,130.7 million in 2010 from R$2,039.8 million in 2009.

Cost of Sales and Services

The cost of sales and services increased by R$107.2 million, or 2.1%, to R$5,194.5 million in 2010 from R$5,087.3 million in 2009.  As a percentage of net revenue from sales and services, cost of sales and services decreased to 56.3% in 2010 from 59.3% in 2009.

The increase in costs of sales and services was principally due to the following factors:

•               an increase of R$157.6 million, or 349.3%, in general costs on the provision of water and sewage services, of which R$167.2 million relates to a fee to the Fund of Environmental Sanitation and Infrastructure of the municipality of São Paulo which had to be paid according to the terms of the agreement with the State and the city of São Paulo executed on June 23, 2010.  This fee represents 7.5% of the gross revenue of the São Paulo municipality as from the date of execution of the agreement;

•               an increase of R$71.4 million in construction costs in 2010;

•               an increase of R$51.2 million, or 9.3%, in outsourced services, mainly due to (i) the maintenance of water and sewage structure amounting to R$18.4 million, (ii) pavement and maintenance of side-walks amounting to R$14.2 million, and (iii) transportation of water and mud amounting to R$8.4 million; and

•               an increase of R$45.8 million, or 9.5%, in the electricity expense mainly due to (i) an increase of 5.2% in the electricity tariff, and (ii) an increase of 1.9% in the electricity consumption.

The increase in costs of sales and services was partially offset by:

•               a decrease of R$196.8 million, or 16.7%, in salaries and related charges, mainly due to (i) a R$113.5 million decrease as a result of the reduction in our staff pursuant to the TAC, with the State Public Attorney’s Office (Ministério Público Estadual).  Pursuant to the TAC, we laid off retirees who were still working for us and laid off approximately 2% of our workforce; (ii) decrease in actuarial liability due to the migration from defined benefit plan to defined contribution plan amounting to R$79.3 million and (iii) a decrease of R$13.6 million related to adjustment in the profit sharing program for 2010;

•               a decrease of R$14.7 million, or 2.7%, in depreciation and amortization expenses.

Gross Profit

As a result of the factors discussed above, gross profit increased by R$544.3 million, or 15.6%, to R$4,036.5 million in 2010 from R$3,492.2 million in 2009.  As a percentage of net revenue from sales and services, gross profit increased to 43.7% in 2010 from 40.7% in 2009.

Selling Expenses

Selling expenses increased by R$102.5 million, or 16.8%, to R$712.9 million in 2010 from R$610.4 million in 2009.  As a percentage of net revenue from sales and services, selling expenses increased to 7.7% in 2010 from 7.1% in 2009.

The increase in selling expenses was primarily due to the following factors:

•               an increase of R$115.1 million, or 98.1%, in the allowance for doubtful accounts related to municipal public entities; and

•               an increase of R$11.8 million, or 5.8%, in outsourced services expenses, principally due to (i) a R$9.7 million provision related to future payment to the City Hall of São Paulo (Prefeitura Municipal de São Paulo), or PMSP, pursuant to the agreement we entered into with PMSP on June 23, 2010; (ii) R$9.4 million in billing services, mainly related to an increase in network connections and the utilization of new technologies, which resulted in an increase in outsourcing expenses; and (iii) R$4.7 million related to increase in fraud control expenses.

The increase in selling expenses was partially offset by a R$28.2 million, or 13.3%, decrease in salaries and related charges in 2010, due mainly to:  (i) the reduction in our staff pursuant to the TAC, which resulted in a decrease of R$15.5 million in 2010; (ii) gain from the migration of employees from defined benefit plan to defined contribution plan “SabesprevMais” amounting to R$13.3 million; and (iii) R$13.8 million decrease resulting from the implementation of the PURA program.

Administrative Expenses

Administrative expenses decreased by R$63.9 million, or 8.9%, to R$653.2 million in 2010 from R$717.1 million in 2009.  As a percentage of net revenue from sales and services, administrative expenses decreased to 7.1% in 2010 from 8.4% in 2009.

The decrease in administrative expenses was primarily due to:

•               a decrease of R$96.8 million, or 36.0%, in general expenses due to a reduction in contingency provisions mainly related to customer claims in 2010;

•               a decrease of R$11.5 million in termination expenses resulting from the 2009 staff reduction pursuant to the TAC; and

•               a decrease of R$13.9 million in actuarial calculation due to the migration of employees from defined benefit plan to defined contribution plan “SabesprevMais.”

The decrease in administrative expenses was partially offset by:

•               an increase in actuarial liability related to the payment by us on behalf of the State of São Paulo of pension plan (plan G0) amounting to R$31.7 million due to a decrease in the discount rate from 6.6% to 6.0%;

•               an increase of R$19.2 million related to the deficit in defined benefit plan, paid to the employees who migrated to the defined contribution plan “SabesprevMais.”

Other Operating Expenses, Net

Other operating income, net decreased to R$1.8 million income in 2010 from R$44.4 million expenses in 2009.  The decrease was due to the reclassification of the expenses related to the pension plan paid by us on behalf of the State of São Paulo (plan G0), which had been recorded as other operating expenses, net 2009, as administrative expenses in 2010.

Finance Cost, Net

Finance cost, net, consists primarily of interest on our indebtedness and foreign exchange losses (or gains) in respect of our indebtedness, offset partially by interest income on cash and cash equivalents and inflation based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Finance cost, net increased by R$369.4 million, or 3,694.0%, to R$379.4 million in 2010 from R$10.0 million in 2009.  As a percentage of net revenues from sales and services, finance cost, net increased to 4.1% in 2010 from 0.1% in 2009.

The increase was principally due to:

•               an increase in foreign exchange loss related to loans and financing of R$470.6 million as a result of the 4.3% appreciation of the real against the U.S. dollar in 2010, compared to an appreciation of 25.5% of the real against the U.S. dollar in 2009;

•               an increase in interest expenses of R$91.0 million due to the issuance of (i) our tenth, eleventh and twelfth debentures in November 2009, March 2010 and July 2010, respectively; (ii) our fifth promissory notes in August 2010; and

•               an increase of R$85.9 million in expenses from monetary indexation resulting mainly from the increase in the IGP-M rate of 11.3% in 2010 compared to its decrease of 1.7% in 2009.

The increase in finance cost, net was partially offset by:

•               a decrease of R$158.7 million in expenses related to the adjustment for inflation of our provision for contingency due to a decrease in the inflation rate;

•               an increase of R$65.2 million in financial income mainly due to (i) the renegotiation of debts with certain municipalities, mainly Taubaté and Ferraz de Vasconcelos, and (ii) the adjustment for inflation of court deposits; and

•               an increase of R$59.3 million in interest and other financial income due to the increase in cash and cash equivalents.

Income before Income Taxes

As a result of the factors discussed above, income before income taxes increased by R$182.5 million, or 8.6%, to R$2,292.8 million in 2010 from R$2,110.3 million in 2009.  As a percentage of net revenue from sales and services, our income before income taxes increased to 24.8% in 2010 from 24.6% in 2009.

Income Taxes

Income taxes increased by R$59.7 million, or 9.9%, to R$662.3 million in 2010 from R$602.6 million in 2009.  The increase was primarily due to the increase in our income before income taxes in 2010.

Net Income

As a result of the factors discussed above, net income increased by R$122.8 million, or 8.1%, to R$1,630.5 million in 2010 from R$1,507.7 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenue from Sales and Services

Net revenue from sales and services increased by R$770.2 million, or 9.9%, to R$8,579.5 million in 2009, from R$7,809.3 million in 2008.  This increase was principally due to:

•               an average 2.1% increase in the total volume invoiced in 2009 (an 2.1% increase in the volume of water invoiced and a 3.2% in the volume of sewage services invoiced); and

•               the effect of the 5.1% tariff increase in September 2008, and the 4.4% tariff increase in September 2009.

The increase was partially offset by:

•               a decrease in the volume produced in the industrial segment, due to the termination or decrease in the production of certain industrial units and the execution of fixed demand agreements; and

•               a decrease in the volume invoiced to both state and municipal entities, due to the incentives created by the Rational Use of Water Program (Programa de Uso Racional da Água) to decrease water consumption.

Cost of Sales and Services

The cost of sales and services increased by R$604.4 million, or 13.5%, to R$5,087.3 million in 2009, from R$4,482.9 million in 2008.  As a percentage of net revenue from sales and services, cost of sales and services increased to 59.3% in 2009 from 57.4% in 2008.

The increase in costs of sales and services was principally due to the following factors:

•               an increase of R$152.1 million, or 14.8%, in payroll expenses and related charges, due to (i) annual salary adjustments of 6.7% that came into effect in May 2009; and (ii) an increase in TAC (a program to dismiss employees already retired, but that are still working for us), that comprises prior notice amount, severance payments and related charges totaling R$67.0 million;

•               an increase of R$108.7 million, or 24.5%, in outsourced services, mainly due to an increase of (i) R$41.2 million in sewage and water network and connections maintenance; (ii) R$29.6 million in preventive and corrective maintenance of water and sewage treatment stations; (iii) R$10.4 million in a provision for expenditures that we are committed to under our agreement with the city of São Paulo; (iv) R$7.0 million in technical services; (v) R$6.2 million related to the rental of vehicles, which started in 2008, in substitution of our own fleet; and (vi) R$6.1 million in treatment and transportation of sludge;

•               an increase of R$359.2 million, or 21.8%, in construction costs, mainly due to an increase in capital expenditures of concession intangible assets in 2009 compared to 2008;

•               an increase of R$25.9 million, or 5.7%, in energy costs, principally as a consequence of an average increase of 8.5% in energy tariffs which was partially offset by a decrease of 1.6% in our energy consumption; and

•               an increase of R$8.7 million, or 23.9%, in general expenses, mainly due to the payments for the municipality of São Paulo, that amounted R$5.1 million in 2009, and general insurance expenses of R$0.7 million.

The increase was partially offset by:

•               a decrease of R$60.1 million, or 10.1%, in depreciation and amortization in 2009 when compared to 2008.

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

The increase in selling expenses was primarily due to the following factors:

•               an increase of R$72.3 million, or 54.8%, in outsourced services expenses, principally due to (i) R$24.5 million expenses related to the PURA program in municipal schools, pursuant to our agreement with the city of São Paulo, (ii) an increase of R$19.7 million in outsourced accounts receivable collection services, resulting from an increase in our collection claims; (iii) R$16.4 million in a provision for future expenses that we commit to incur pursuant to our agreement with the city of São Paulo; and (iv) R$8.6 million in verification and billing services, resulting from the outsourcing of these services and the adoption of new technologies in the verification and billing processes; and

•               an increase of R$32.6 million, or 18.2%, in payroll expenses and related charges, due to (i) annual salary adjustments of 6.69% that came into effect in May 2009; (ii) a R$9.1 million increase in TAC (a program to dismiss employees already retired, but that are still working for us), that comprises prior notice amount, severance payments and related charges.

Administrative Expenses

Administrative expenses for 2009 increased by R$137.1 million, or 23.6%, to R$717.1 million in 2009, from R$580.0 million in 2008.  As a percentage of net revenue from sales and services, administrative expenses increased to 8.4% in 2009, from 7.4% in 2008.

The increase in administrative expenses was primarily due to:

•               a increase of R$63.5 million, or 42.7%, in payroll expenses and related charges, due to (i) annual salary adjustments of 6.69% that came into effect in May 2009; and (ii) a R$6.6 million increase in TAC (a program to dismiss employees already retired, but that are still working for us), that comprises prior notice amount, severance payments and related charges;

•               an increase of R$41.6 million, or 36.9% in outsourced services, mainly due to (i) R$25.9 million in advertising expenses related to our advertising campaigns that focus on our social and environmental actions, such as Projeto Verão, Onda Limpa, Soluções Ambientais, PURA, among others; (ii) R$4.7 million in consulting and other services, and (iii) R$2.2 million in maintenance of information technology, equipment and software licenses;

•               an increase of R$21.2 million, or 8.5%, in general expenses, consisting in the increase of our provisions for contingencies; and

•               an increase of R$6.5 million, or 13.3%, in tax expenses, mainly due to (i) a R$3.1 million expense related to the Imposto sobre a Propriedade Predial e Territorial Urbana (IPTU), a tax on properties; and (ii) a R$3.2 million expense paid to ARSESP, the regulatory agency.

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

The decrease was mainly due to:

•               a change of R$967.3 million caused by the foreign exchange variation, from a foreign exchange expense of R$438.9 million in 2008 to a foreign exchange income of R$528.4 million in 2009, especially due to the 25.5% depreciation of the U.S. dollar against the real in 2009, compared to the 31.9% appreciation of the U.S. dollar against the real in 2008;

•               a decrease of R$126.6 million in monetary indexation expenses on loans and financing, that was primarily attributable to (i) a decrease of R$105.6 in monetary indexation expenses caused by the 1.71% negative variation of the IGP‑M in 2009, compared to a 9.81% positive variation in 2008; (ii) a decrease of R$20.9 million in monetary indexation expenses caused by the decrease of the TR, to 0.71% in 2009 from 1.63% in 2008;

•               a decrease of R$95.0 million in interest and other charges related to our real‑denominated indebtedness, mainly due to the payments we made and the related decrease in the outstanding balance of our indebtedness;

•               an increase of R$13.5 million, or 8.9%, in the remuneration of our financial investments, interest income and other financial revenues; and

•               the settlement of US$98 million Eurobonds in June 2008, with a R$9.9 million variation.

The decrease in the finance cost, net was partially offset by:

•               a R$95.2 million decrease in the income from monetary indexation, especially due to the R$82.5 million update of the undisputed amount regarding the reimbursement of supplemental retirement and pension benefits in accordance with the agreement with the State and the DAEE made in 2008 and not recurrent in 2009;

•               an increase of R$87.5 million in the financial expenses related mainly to interest and monetary indexation of provision for contingencies; and

•               an increase of R$64.0 million in other financial expenses, mainly due to (i) adjustment in the interest calculations regarding the Special Program for Payment of Federal and Social Security‑Related Taxes in Installments (Programa de Parcelamento Especial para Impostos Federais e Previdenciários), or PAES program, as set forth by Law No. 10,684, dated May 30, 2003, totaling R$58.7 million in 2008; and (ii) financial expenses related to commitments made to the municipalities in order to formalize the concession agreements, amounting R$15.8 million.

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

B.    Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, borrowings from Brazilian federal and state governmental financial institutions, and financing from multilateral organizations and from domestic and international capital markets.  As of December 31, 2010, we had R$1,989.2 million of cash and cash equivalents.  Outstanding short-term indebtedness was R$1,242.1 million as of December 31, 2010, of which R$130.0 million was denominated in foreign currency.  Long-term indebtedness was R$7,022.5 million as of December 31, 2010, of which R$2,119.0 million consisted of foreign currency-denominated obligations.  We believe that we have sufficient sources of liquidity and capital to meet our liquidity and capital requirements for the next few years, in light of our current financial position and our expected cash generated by operating activities.

Cash Provided by Operating Activities

Cash provided by operating activities is the single largest source of our liquidity and capital resources, and we anticipate that it will continue to be so in the future.  Our cash generated by operating activities was R$2,072.5 million and R$2,083.0 million in 2009 and 2010, respectively.

We have overdue accounts receivable from the State and from the municipalities to which we provide water on a wholesale basis.  For more information, see “Item 7.B. Related Party Transactions.”

Indebtedness Financing

As of December 31, 2010, we had R$7,022.5 million in long-term indebtedness outstanding (excluding the current portion of long-term indebtedness), of which R$2,119.0 million consisted of foreign currency-denominated long-term debt.  We had outstanding short-term indebtedness of R$1,242.1 million as of December 31, 2010, representing the current portion of our long-term indebtedness.  As of December 31, 2010, R$130.0 million of this short-term indebtedness was denominated in foreign currency.  As of November 29, 2010, our Standard & Poor’s Rating Service domestic rating was braAA- and our S&P international rating was BB.  As of January 27, 2011, our Fitch Ratings domestic rating was A+(bra) and our Fich Ratings international rating was BB.  We expect these ratings to remain stable throughout 2011.

Various contractual agreements we have entered into, including certain financing agreements with Caixa Econômica Federal and the BNDES, provide for liens over a portion of our cash flows from operations.  In addition to Caixa Econômica Federal and the BNDES, we have granted liens over a portion of our cash flows deriving from our operations in connection with agreements relating to securitization transactions, the Alto Tietê PPP and arrangements relating to the lease of certain assets.  Pursuant to these agreements, cash received from operations is required to pass through designated accounts.  In the event of a default under the relevant agreement, such cash and future cash flows that are required to be deposited in such accounts become restricted and are subject to security interests in favor of the relevant creditor.  As of December 31, 2010, a substantial portion of our monthly cash flows from operations was subject to these liens.  As of that date, the total amount of our secured debt, including indebtedness benefiting from these liens, was R$2,161.0 million.

The following table sets forth information on our indebtedness outstanding as of December 31, 2010:

	As of December 31, 2010
Facility	Current	Long Term	Total Aggregate Principal Amount	Final Maturity	Interest Rate(1)
	(in millions of reais)
Real-denominated loans and financings:
Federal Government/Banco do Brasil	316.5	818.4	1,134.9	2014	8.50% plus UPR
Debentures Eighth Issuance	465.1	-	465.1	2011	10.75% plus IGP-M
Debentures Ninth Issuance	33.3	198.2	231.6	2015	CDI plus 2.75% (1st series) and 12.87% plus IPCA (2nd series)
Debentures Tenth Issuance	-	279.5	279.5	2020	TJLP plus 1.92% (1st and 3rd series) and 9.53% plus IPCA (2nd series)
Debentures Eleventh Issuance	-	1,205.5	1,205.5	2015	CDI(3) plus 1.95% (1st series) and CDI plus 1.4% (2nd series)
Debentures Twelfth Issuance	-	499.7	499.7	2025	TR plus 9.5%
Caixa Econômica Federal(2)	91.0	783.4	874.4	2010/2032	5.0% to 9.5% plus UPR
Promissory notes	-	599.8	599.8	2011	CDI plus 0.65%
FIDC – SABESP 1	13.9	-	13.9	2011	CDI plus 0.70%
BNDES	43.4	40.5	83.9	2013	3% plus TJLP (limited to 6.00%)
BNDES (South coast area)	-	130.5	130.5	2019	2.5% plus TJLP (limited to 6.00%)
BNDES (PAC)	1.7	44.3	46.0	2023	2.15% plus TJLP (limited to 6.00%)
BNDES (Clean Wave Program)	-	247.0	247.0	2025	1.92% plus TJLP (limited to 6.0%)
Foz do Brasil – Mutual	-	52.9	52.9	2012	CDI plus 1.75% plus IOF
Banco Santander	2.4	-	2.4	2011	CDI
Other	2.8	3.9	6.7	2011/2018	12.00%, CDI and TJLP plus 6.00%
Accrued interest	142.0	-	142.0
	1,112.1	4,093.6	6,015.7
Foreign currency denominated loans and financings:
Inter-American Development Bank	63.2	511.5	574.7	2016/2034	3.00% to 3.52% plus currency basket fluctuation plus U.S. dollar
Eurobonds US$140.0 million	-	232.6	232.6	2016	7.50%
Eurobonds US$350.0 million	-	576.1	576.1	2020	6.30%
JICA Yen 21.3 billion	11.8	425.2	437.0	2029	1.8% and 2.5%
IADB AB Loan Financing US$250 million	39.9	373.6	413.5	2023	2.4% to 2.99%
Accrued interest	15.1	-	15.1
	130.0	2,118.9	2,248.9
Total Debt	1,242.1	7,022.5	8,264.6

______________
(1)   UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to the TR, which was 0.14% per month as of December 31, 2010; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 10.64% per annum as of December 31, 2010; IGP-M was 11.32% per annum as of December 31, 2010; TJLP stands for Long-term Interest Rate (Taxa de Juros a Longo Prazo),  published quarterly by the Central Bank, which was 6.0% per annum as of December 31, 2010.

(2)   This line item represents the aggregate amount outstanding under financing agreements we have entered into with Caixa Econômica Federal, which mature on different dates and bear different interest rates.  The numbers above reflect the range of maturities and the weighted average interest rate under these agreements.

The following table shows the maturity profile of our debt, as of December 31, 2010, for the period indicated:

	2011	2012	2013	2014	2015	2016	After 2017	Total
Loans and financing	1,242.1	1,533.0	1,229.5	699.5	601.3	520.6	2,438.6	8,264.6

Substantially all of our foreign currency-denominated indebtedness of R$1,809.9 million as of December 31, 2010 was denominated in U.S. dollars or in baskets of foreign currencies.  This indebtedness consisted principally of:

•               R$579.2 million (US$344.9 million) in U.S. dollar denominated loans contracted with the Inter-American Development Bank, or the IADB to finance the first phase of the Tietê Project in 1992 and its second phase in 2000.  Under these loans, payments of principal are made in semi-annual installments with final maturity in July 2025.  The principal amount is adjusted semi-annually for the variation in a basket of foreign currencies U.S. dollar, and accrues interest at a rate varying from 3.00% to 3.52% plus LIBOR.  We have pledged as collateral part of our receivables from our sales and services up to the amount due.  For further information on the terms of these loan agreements, see “Item 4.A. History and Development of the Company—Capital Expenditure Program—Main Projects of Our Capital Expenditure Program—Metropolitan System Investment Program—Tietê Project”;

•               R$416.9 million (US$250.0 million) in U.S. dollar denominated loans from the AB Loan financing contracted with the IADB in June 2008.  Under this loan, payments of principal are made in annual installments with final maturity in May 2023.  The principal amount is adjusted semi-annually for the LIBOR plus spread and accrued interest at a rate varying from 2.4% to 2.99%.  This loan was used to repay an outstanding series of debt securities in connection with the implementation of our investment plan; and

•               R$813.8 (US$490.0 million) in U.S. dollar denominated loans from Eurobonds contracted in November 2006 (US$140.0 million) and in December 2010 (US$350.0 million).  Under this loan, payments of interest are made in semi-annual installments and principal will be paid in the end of the contract with final maturities in 2016 and 2020.  The principal amount is adjusted semi-annually for LIBOR plus spread and accrued interest at a rate varying from 6.3% to 7.5%.

Our borrowings from multilateral institutions, such as the IADB and IBRD, have in the past been, and in the future are likely to be, guaranteed by the State or the federal government.  We do not pay fees for these guarantees.  Under some of the loan agreements with the IADB, we have granted a guarantee (contra garantia) to the federal government.  In September 2010, we executed an agreement with the IADB to finance the third phase of the Tietê Project.  The loan amounts to US$600 million, matures on September 3, 2035.  Amortizations will be made in semi-annual installments after a grace period of six years.  The principal amount accrues interest at the USD LIBOR.

We entered into a credit agreement on August 6, 2004 with the JBIC (today JICA) for the financing of the environmental recovery program for the Baixada Santista metropolitan region, called the Clean Wave Program (Programa Onda Limpa), which was guaranteed by the federal government for an aggregate principal amount of ¥21,316.0 million.  As of December 31, 2010, the total amount outstanding was R$439.1 million.  Under this financing agreement, amortizations are made in semi-annual installments in August and February, with final maturity in 2029.  This obligation is guaranteed by the federal government.  For further information on the terms and guarantees of this financing agreement, see “Item 7.B. Related Party Transactions—Government Guarantees of Financing” and “Item 4.A. History and Development of the Company—Capital Expenditure Program—Main Projects of Our Capital Expenditure Program—Metropolitan System Investment Program—Clean Wave Program”.  In October 2010, we executed an agreement with JICA to finance the environmental improvement program in the basin of the Billings dam, part of the New Life Program (Programa Vida Nova).  The loan amounts to ¥6,208 billion and matures on October 20, 2035.

Amortizations will be made in semi-annual installments after a grace period of seven years, starting on October 20, 2017.  The principal amount accrues interest at a rate of 1.2% per year related to civil work and 0.01% per year related to consulting.  As of the date of this annual report, no disbursement had been made under this agreement.  In addition, in February 2011, we entered into a credit agreement with JICA to obtain additional financing for the first stage of the Clean Wave Program (Programa Onda Limpa) in the amount of ¥19,169 billion (approximately US$220 million).  These funds will be used for the provision of works and services in the Baixada Santista metropolitan region.  The credit agreement expires in 18 years and interest varies from 1.8% to 2.5% per year.

Our outstanding domestic debt was R$6,015.7 million as of December 31, 2010 and consisted primarily of real-denominated loans from federal and state-owned banks, in particular, Banco do Brasil S.A., Caixa Econômica Federal and the BNDES, as well as debentures issued in June 2005, October 2008, November 2009, April 2010 and June 2010, and promissory notes issued in August 2010.

The following summarizes our principal borrowings from federal and State-owned banks:

•               in March 1994, we entered into a loan agreement with Banco do Brasil S.A., or Banco do Brasil, in the amount of R$2.3 billion.  Amortizations of the principal amount are made in 240 successive monthly installments, with final maturity in 2014.  The principal amount accrues interest at the daily government interest rate plus 8.50% per annum and monetary adjustment;

•               from 1996 to 2009, we have entered into several line of credit agreements with Caixa Econômica Federal, pursuant to which amortizations of principal are paid in 180 or 240 months in monthly installments commencing 30 days following the applicable grace period, which varies from 14 to 48 months from the date of signature of the line of credit agreement.  The final maturity is 2032.  The principal amount accrues interest from 5.0% to 9.5%.  The lines of credit are collateralized by (i) collections of daily billings of water supply and sewage services up to the total amount of the debt, or (ii) by a monthly plan of billings corresponding to the minimum of three times the monthly charge, depending on the terms of the relevant line of credit agreement;

•               in August 2002, we entered into a line of credit agreement with the BNDES.  The final maturity date is February 2013.  The principal amount accrues interest at the long-term rate fixed by the TJLP but limited to 6.0%, plus 3.0% per annum.  If the TJLP exceeds 6.0%, such excess will be added to the principal amount payable at maturity.  The line of credit agreement is collateralized by part of the billings from the provision of water and sewage services;

•               in November 2007, we entered into a R$129.9 million credit agreement with the BNDES.  Amortizations of the principal amount will be made in 96 successive monthly installments, with final maturity in 2019.  The principal amount accrues interest at the TJLP, but limited to 6.0%, plus 2.50% per annum.  If the TJLP exceeds 6.0%, such excess will be added to the principal amount.  The credit agreement is collateralized by part of the billings from the provision of water and sewage services;

•               in May 2008, we entered into a R$174.0 million financing agreement with the BNDES.  Amortizations of the principal amount will be made in 150 successive monthly installments, with final maturity in 2023.  The principal amount accrues interest at the TJLP, but limited to 6.0%, plus 2.15% per annum.  If the TJLP exceeds 6.0% per annum, such excess will be added to the principal amount.  The financing agreement is collateralized by part of the billings from the provision of water and sewage services; and

•               in March 2010, we entered into a R$294.3 million financing agreement with the BNDES.  Amortizations of the principal amount will be made in 156 successive monthly installments commencing 30 days after the 24-month grace period, with final maturity in 2025.  The principal amount accrues interest at the TJLP, but limited to 6.0%, plus 1.92% per annum.  If the TJLP exceeds 6.0%, such excess will be added to the principal amount.  The financing agreement is collateralized by part of the billings from the provision of water and sewage services.

In June 2005, we issued R$700.0 million in aggregate principal amount of debentures offered in two series.  The debentures of the first series matured in June 2009 and the second series will mature in June 2011. The debentures of the first series, in the aggregate principal amount of R$350.0 million, bore interest at the CDI plus 1.5% per year, and the debentures of the second series, in the aggregate principal amount of R$350.0 million, bear interest at the rate of IGP-M index plus 10.75% per year.

As part of the shelf program with the CVM, we issued R$220.0 million in aggregate principal amount of debentures in October 2008 (our ninth issuance), offered in two series.  The debentures of the first and second series will mature in October 2013 and 2015, respectively.  The debentures of the first series, in the aggregate principal amount of R$100.0 million, bear interest at the CDI plus 2.75% per year, and the debentures of the second series, in the aggregate principal amount of R$120.0 million, bear interest at the rate of the IPCA index plus 12.87% per year.

Under the BNDES program, in the amount of R$826.1 million, we issued the first of three tranches of debentures.  In November 2009, we issued our tenth debentures in the aggregate principal amount of R$275.4 million.  The debentures are divided in three series: the first and second series will mature in November 2020 and the third in December 2020.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0%, such excess will be capitalized the 15th day of each month that such debentures are outstanding.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.53% per year.  Our tenth issuance was entirely subscribed by the BNDES.  We will use the funds raised from this tenth issuance for investments primarily in the Corporate Program for Water Loss Reduction and on improvements and reforms of the Rio Grande’s water treatment plant, including other projects for water supply and sewage collection systems in the São Paulo Northern Coast, Paraíba Valley and Mantiqueira Regions.

In April 2010, we issued in two series our eleventh issuance of debentures in the aggregate principal amount of R$1,215.0 million.  The first and second series will mature in March 2015 and 2013, respectively.  The debentures of the first series, in the aggregate principal amount of R$810.0 million, bear interest at the CDI plus 1.95% per year, and the second series, in the aggregate principal amount of R$405.0 million, bear interest at the CDI plus 1.45% per year.  The net proceeds from our eleventh issuance of debentures were partially used to redeem the promissory notes issued in December 2009.  The remaining portion was used for general corporate purposes.

In June 2010, we issued 500,000 debentures to the Government Severance Indemnity Fund for Employees (Fundo de Garantia por Tempo de Serviço), or FGTS, based on the FGTS’s program to finance companies in the sanitation, transport and real estate businesses (our twelfth issuance).  The proceeds will be released in three tranches within a six-month period each, totaling R$500.0 million in the aggregate, of which R$335 million was already released to us.  The debentures will bear interest based on the TR plus 9.5% per year.  The debentures will mature in June 2025.  The debentures have a grace period of four years in respect of payments, and we have an option to redeem the debentures as from July 2014. We intend to use the proceeds from the twelfth issuance to fund a portion of our capital expenditure program in the water supply and sewage systems.

In January 2011, we issued in a single series our thirteenth debentures in the aggregate principal amount of R$600.0 million.  The debentures will mature in August 2012 and bear interest, paid semi-annually, at the CDI rate plus 0.95% per year.  The proceeds were used to redeem the promissory notes issued in August 2010.

All of our real-denominated indebtedness is indexed to take into account the effects of inflation.  Most of our real-denominated debt provides for inflation-based increases in their respective principal amounts; the increases are determined by reference to the TR plus an agreed margin.

In March 2011, our securitization fund (Fundo de Investimentos Creditórios) created in 2006 in the amount of R$250 million expired.  In addition, on June 1, 2011 the second series of our eighth issuance of debentures was paid in the amount of R$465.0 million.

In December 2010, we issued US$350.0 million aggregate principal amount of 6.250% senior unsecured notes due 2020.  Interest on the notes will accrue from December 16, 2010 at a rate of 6.250% per year and will be payable semi-annually in arrears on June 16 and December 16, commencing on June 16, 2011.  The notes will mature on December 16, 2020.  The proceeds from the offering will be used to repay financial commitments throughout 2011.

Financial Covenants

We are subject to financial covenants under the agreements evidencing or governing our outstanding indebtedness.

Foreign currency denominated indebtedness

With respect to our indebtedness denominated in U.S. dollars or in baskets of foreign currencies, we are subject to financial covenants, including but not limited to those set forth in the loan agreements entered into with the IADB.  Each of these agreements contains, among other provisions, limitations on our ability to incur debt.

The indenture relating to our US$140.0 million 7.5% notes due 2016 is the most stringent of these debt agreements. The indenture prohibits, subject to some exceptions, the incurrence of additional debt in the event that: (i) the ratio of Adjusted Total Debt to Adjusted EBITDA (as defined in the related indenture) is greater than 3.65x; or (ii) the Debt Service Coverage Ratio (as defined in the indenture) is less than 2.35x.

We do not believe that these covenants will impose constraints on our ability to finance our capital expenditure program or, more generally, to develop our business and enhance our financial performance.

Local currency denominated indebtedness

With respect to our outstanding indebtedness denominated in reais, we have entered into several credit agreements with the BNDES that requires us to maintain the following ratios:

Our credit agreements with the BNDES dated August 2002 and November 2007 require us to maintain: (i) an EBITDA/net operational income ratio equal to or higher than 38%; (ii) an asset/short-term liability (excluding the short-term portion of long-term liabilities) ratio higher than 1.0x; (iii) total connections (water and sewage)/employees ratio equal to or higher than 520; (iv) EBITDA/debt service equal to or higher than 1.5x; and (v) a shareholders’ equity/total debt ratio equal to or higher than 0.8x.

Our credit agreement with the BNDES dated May 2008 requires us to maintain: (i) an EBITDA/net operational income ratio equal to or higher than 38%; (ii) an EBITDA/financial costs ratio equal to or higher than 2.35x; and (iii) a net bank debt/EBITDA equal to or higher than 3.2x.

Our credit agreement with the BNDES dated March 2010 requires us to maintain: (i) an EBITDA/net operational income ratio equal to or higher than 38%; (ii) an EBITDA/financial costs ratio equal to or higher than 2.35x; and (iii) net bank debt/EBITDA equal to or higher than 3.65%.

In addition, our BNDES financings have the following financial covenants: (i) EBITDA/net operational income ratio equal to or higher than 38%; and (ii) shareholders’ equity/total debt ratio equal to or higher than 0.8x.

Pursuant to the terms of our credit agreements with the BNDES, the financial ratios mentioned above must be calculated based on our year end audited financial statements.

Although we have been presenting our financial information in our annual reports on Form 20-F in accordance with IFRS since fiscal year ended December 31, 2008, our Brazilian financial information was presented under Brazilian GAAP for fiscal years through December 31, 2009.  Accordingly, compliance with the financial ratios mentioned above was calculated under Brazilian GAAP.  Brazilian Corporate Law was recently amended to facilitate the convergence of Brazilian GAAP with IFRS, and thereafter the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis) issued several new accounting standards that progressively adapted Brazilian GAAP to IFRS (the new Brazilian GAAP).  Beginning with the fiscal year ended December 31, 2010, all Brazilian publicly held companies, such as us, must report under the new Brazilian GAAP.  Due to the impact of this change, we requested a temporary waiver from BNDES suspending compliance with these financial covenants in order to allow us to analyze the impact of the new Brazilian GAAP on our ability to comply with the financial ratios.  BNDES granted the waiver on December 28, 2010, suspending compliance for 13 months beginning with December 2010.

In addition, all of our financing agreements with the Caixa Econômica Federal and most of our financing agreements with the BNDES are subject to a Performance Improvement Agreement (Acordo de Melhoria de Desempenho).  The Performance Improvement Agreement, dated May 28, 2007, as amended, was entered into between us and the Federal government, and the Caixa Econômica Federal and the BNDES as intervening parties.  Pursuant to this agreement, we must comply with eight financial and operating ratios during the next five years.  If we fail to comply with any of these ratios, the Caixa Econômica Federal and the BNDES may suspend our credit lines and we will be prevented from entering into any other financing agreements with those entities.  We have the ability, however, to renegotiate the ratios during the five-year period if needed.

Our financing agreement with the federal government and Banco do Brasil S.A. and our credit agreements with Caixa Econômica Federal do not contain material financial covenants.

With respect to our outstanding debentures, the eighth, ninth, eleventh and twelfth issuances require us to maintain a current debt ratio (current assets divided by current liabilities, excluding the current portion of long-term indebtedness) higher than 1.0x and an EBITDA/financial expenditures ratio equal to or higher than 1.5x.

The tenth issuance requires us to maintain (i) an EBITDA/net operational revenue ratio equal to or higher than 38 percent; (ii) an EBITDA/financial expenditures ratio equal to or higher than 2.35x; and (iii) a net bank debt/EBITDA ratio equal to or higher than 3.65x.

The thirteenth issuance requires us to maintain (i) an EBITDA/financial expenditures ratio equal to or higher than 1.5% and (ii) a net debt/EBITDA ratio equal to or higher than 3.65%.

As of the date of this annual report we were in compliance with all the financial ratios that are currently applicable to us.

Capital Requirements

We have, and expect to continue to have, substantial liquidity and capital resource requirements.  These requirements include debt-service obligations, capital expenditures to maintain, improve and expand our water and sewage systems, and dividend payments and other distributions to our shareholders, including the State.

Capital Expenditures

Historically, we have funded and plan to continue funding our capital expenditures with funds generated by operations and with long-term financing from international and national multilateral agencies and development banks.  We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year.  In 2010, we recorded R$2.2 billion under our capital expenditure program.  We have budgeted investments in the amount of approximately R$5 billion from 2011 through 2013.

Dividend Distributions

We are required by our bylaws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to or higher than 25% of the amounts available for distribution.  We made aggregate distributions of R$296.2 million, R$394.2 million and R$456.0 million in 2008, 2009 and 2010, respectively.

On June 25, 2010, we paid R$198.1 million as dividends to the State.  We are currently unable to determine the amount, if any, of the remaining portion of these declared dividends that the State will apply to the current and future accounts receivable owed to us by the State or its controlled entities.  See “Item 7.B. Related Party Transactions—Dividends.”

Market Risk

We are exposed to various market risks, in particular, foreign currency risk and interest rate risk.  We are exposed to foreign currency risk because a substantial portion of our financial indebtedness is denominated in foreign currencies, primarily the U.S. dollar, while we generate all of our net operating revenues in reais.  Similarly we are subject to interest rate risk based upon changes in interest rates, which affect our net financial expenses.  For further information on our market risks, see Note 3.1 to our consolidated financial statements as of and for the years ended December 31, 2010 and 2009 included elsewhere in this annual report.

Exchange Rate Risk

As of December 31, 2008, 2009 and 2010, R$2,280.1 million, R$1,745.6 million and R$2,248.9 million, or 33.2%, 26.6% and 27.2%, respectively, of our debt obligations were denominated in foreign currencies (including debt pegged to baskets of foreign currencies).  The basket of foreign currency-pegged debt consists primarily of our debt with the IADB.  As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations.

Exchange Rate Sensitivity

We estimate that the potential loss to us in connection with U.S. dollar-denominated debt that would have resulted as of December 31, 2008, 2009 and 2010 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar against the real  would have been approximately R$22.8 million, R$17.5 million and R$22.5 million, respectively.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$228.1 million, R$174.6 million and R$224.9 million as of December 31, 2008, 2009 and 2010, respectively.  These estimates do not take into account that the changes in exchange rates comprising the baskets of foreign currencies often present variations different from the devaluation of the real in relation to the U.S. dollar.

The fluctuation of the real  in relation to the U.S. dollar and with the IADB and IBRD basket of currencies, for the years ended December 31, 2008, 2009 and 2010 were as follows:

	Year ended December 31,
	2008	2009	2010
	(in percentages)
Devaluation (appreciation) of the real in relation to the U.S. dollar	31.9	(25.49)	(4.3)

IADB basket of currencies	6.1	0.032	4.3

We have not utilized derivative financial instruments.

As of December 31, 2008, 2009 and 2010, we had no short-term indebtedness outstanding, other than the current portion of long-term debt.

Interest Rate Risk

As of December 31, 2008, 2009 and 2010, R$2,320.0 million, or 33.8%, R$2,193.1 million, or 33.4%, and R$2,529.4 million, or 30.6%, respectively, of our total debt outstanding balance denominated in reais was based on variable rates of interest based on the UPR, which is equivalent to the TR.  In addition, as of December 31, 2008, 2009 and 2010, R$864.0 million, or 12.6%, R$1,132.4 million, or 17.3%, and R$2,064.7 million, or 25.0%, respectively, of our total debt denominated in reais  was subject to interest rates based on the CDI.  As of December 31, 2008, 2009 and 2010, R$973.6 million, R$659.4 million and R$579.2 million, respectively, of our foreign-currency denominated debt was based on the IADB and the IBRD variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

As of December 31, 2008, 2009 and 2010, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the IADB or IBRD variable rates.  However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government.  We invest these excess funds, which totaled R$544.0 million, R$671.1 million and R$1,852.6 million as of December 31, 2008, 2009 and 2010, respectively, mainly in short-term instruments.  As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn interest based on the CDI.  In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$68.7 million, R$65.6 million and R$82.6 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities as of December 31, 2008, 2009 and 2010, respectively, had occurred.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 100 basis points change in these interest rates would have resulted in losses of approximately R$686.1 million, R$655.8 million and R$826.5 million as of December 31, 2008, 2009 and 2010, respectively.  This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year or nine months, as applicable, and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities.

A homogeneous category is defined according to the currency in which financial liabilities are denominated and assumes the same interest rate movement within each homogeneous category (i.e., U.S. dollars).  As a result, our interest rate risk sensitivity model may overstate the effect of interest rate fluctuation on these financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

The tables below provide information about our interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2010.  For the foreign currency denominated obligations, these amounts have been converted at the selling rates as of December 31, 2010 and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

	As of December 31, 2010
	Expected maturity date
	2011	2012	2013	After 2014	Total	Average annual interest rate
Assets	(in millions, except percentages)
Cash equivalents denominated in reais	1,853.2	-	-	-	1,853.2
Total assets	1,853.2	-	-	-	1,853.2

Liabilities
Long-term debt
Floating rate, denominated in reais indexed by TR or UPR	424.2	447.1	479.0	1,179.1	2,529.4	9.0%
Floating rate, denominated in reais indexed by TJLP	49.4	73.0	67.3	514.0	703.7	2.4%
Floating rate, denominated in reais indexed by IGP-M	493.4	-	-	-	493.4	12.5%
Floating rate, denominated in reais indexed by IPCA	3.9	-	55.1	165.0	224.0	18.1%
Floating rate, denominated in reais indexed by CDI	140.9	886.5	501.7	535.6	2,064.7	12.3%
Floating rate, denominated in U.S. dollars	106.4	98.1	98.1	665.7	968.3	3.1%
Fixed rate, denominated in Yen	16.2	23.6	23.6	378.0	441.4	0.9%
Fixed rate, denominated in U.S. dollars	7.4	4.6	4.6	822.6	839.2	1.4%
Total long-term debt	1,242.1	1,533.0	1,229.5	4,260.0	8,264.6	7.9%

The percentage of our indebtedness subject to fixed and floating interest rate is as follows:

	As of December 31,
	2008	2009	2010
Floating rate debt:
Denominated in U.S. dollars	21.9%	16.1%	11.7%
Denominated in reais	66.8%	73.4%	72.8%

Fixed rate debt:
Denominated in Yen	5.7%	6.2%	5.3%
Denominated in U.S. dollars	5.6%	4.3%	10.2%
Total	100.0%	100.0%	100.0%

C.    Research and Development, Patents and Licenses, Etc.

Our policy is to invest continually in the modernization of equipment and in the technology needed to identify, evaluate and improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability.  Our research and development activity is divided into committees according to strategy and complexity.  In 2008, 2009 and 2010, we invested R$3.5 million, R$3.8 million and R$3.8 million, respectively, in research and development.

In order to further develop our expansion plans, we created a new division for research, technology development and innovation in May 2010.  Among other initiatives, the new division is responsible for:  monitoring technological trends, defining our research projects portfolio, obtaining funding from development agencies, developing an intellectual property protection policy and establishing cooperation agreements for the development of researches that are of our interest.  The new division will also enable us to increase the quality of our procedural processes and technology portfolio.

With respect to our partnership with the State of São Paulo Research Foundation (Fundação de Amparo à Pesquisa do Estado de São Paulo), or the FAPESP, to develop and support research projects involving researchers from graduate schools, the State of São Paulo and our employees, in 2010 we approved 12 projects related to:  (i) the development of technology related to the use of filtering membranes in water and sewage treatment, (ii) alternatives for the treatment, mud disposal and use in water and sewage treatment stations, (iii) new technologies for the implementation, operation and maintenance of water distribution and sewage collection systems, (iv) new technologies for improvements in unitary operations processes, (v) water quality monitoring, (vi) energetics efficiency and (vii) sanitary economy.

Intellectual Property

Trademarks

We have secured registration of our logo and composite trademark at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or the INPI.  We have registered with the INPI the following trademarks:  “PROJETO TIETÊ,” “ÁGUA DE REUSO SABESP,” “REVISTA DAE,” “PURA-PROGRAMA DE USO RACIONAL DA ÁGUA,” “USO RACIONAL DA ÁGUA,” “GOTUCHO,” “GOTA BORRALHEIRA,” “DR. GASTÃO” and “RATANTAN.”  Gotucho, Gota Borralheira, Dr. Gastão  and Ratantan  are some of the characters of our children’s club (Clubinho SABESP), which is a tool for environmental education directed to children through our website).

We have also filed applications with the INPI for registration of the following trademarks:  “LICACÃO,” “PARQUE DA INTEGRAÇÃO,” “PROGRAMA DE RECUPERAÇÃO AMBIENTAL,” “PROGRAMA CÓRREGO LIMPO,” “SIGNOS” (Sistema de Informação Geográfica no Saneamento), “SIGNOS NET (Sistemas de Informações Geográficas no Saneamento), “SCORPION,” “PROGRAMA ONDA LIMPA,” “PROL PROGRAMA DE RECICLAGEM DO ÓLEO DE FRITURA,” “SABESP SOLUÇÕES AMBIENTAIS,” “AGENTE DA GENTE – SABESP NA COMUNIDADE,” “SABESP INTELIGÊNCIA AMBIENTAL,” “AQUALOG – TECNOLOGIA SABESP,” “EFICAZ,” “ÁGUA DE REÚSO SABESP,” “ÁGUA SABESP AQUÍFERO GUARANI,” “ÁGUA SABESP ESTAÇÃO CANTAREIRA,” “CONTRATO DE FIDELIZAÇÃO SABESP,” “ESGOTOS NÃO DOMÉSTICOS SABESP,” “CLUBINHO SABESP,” and the following characters of the Clubinho SABESP:  “SUPER H2O,” “CAUÃ,” “IARA,” “SAYURI,” “CADU,” “DENIS,” and “GABI”.

Patents

We have the following patents granted by the INPI:

•               water consumption measurement unit;

•               equipment for alignment of motor-pump sets;

•               a constructive device in a building hydraulic simulator for didactic purposes;

•               biofilter odor control unit;

•               device for the removal of supernatants in the treatment of sewage; and

•               mobile device for the calibration of hydrometers.

Software

We have adopted an internal policy that provides for an active and effective audit and prevention of unauthorized software.  We have acquired the software licenses for all our workstations.

We have also developed certain computer programs for management and control of water and sewage treatment facilities, as well as for third‑party services management, called “AQUALOG,” “SGL (Bid Management System),” “Electronic Price Quotation” (Cotação Eletrônica de Preços), “SCORPION,” “SISDOC – Sistema de Controle de Documentos”, “Sistema de análise do comportamento metrológico de hidrômetros”, “Modelo padronizado de Laudo técnico-MPLT,” “PREGÃO SABESP ONLINE” and “SACE – Sistema de Atendimento Comercial Externo.”  We have also secured registration of these programs at the INPI.

AQUALOG is a Brazilian software designed to monitor water treatment through the employment of artificial intelligence.  In 2001, we completed the first rendering of services based on the AQUALOG software to a third party with the automatization of a water treatment plant in the city of Jaguará do Sul, State of Santa Catarina.  We have entered into an agreement to license the software to Sanesul, in the state of Mato Grosso do Sul and to Teuto’s drugs factory, in the city of Anapólis, state of Goiás.  We currently have a temporary license for the AQUALOG software and are awaiting its final registration with the INPI.

SGL is an electronic price quotation system that allows us to view and control all bid and acquisition proceedings in real time.

Domain Names

We own the domain names described below which have been registered with the relevant entity in Brazil, Regristro.br:

•               www.sabesp.com.br;

•               www.corregolimpo.com.br;

•               www.projetotiete.com.br;

•               www.revistadae.com.br;

•               blogdasabesp.com.br;

•               blogsabesp.com.br;

•               sustentabilidadesabesp.com.br;

•               clubinhosabesp.com.br; and

•               superh2o.com.br.

D.    Trend Information

Several factors may affect our future results of operations, liquidity and capital resources, including:

•               the interests of our controlling shareholder;

•               regulations issued by the ARSESP regarding several aspects of our business, including with respect to our ability to adjust our tariffs;

•               Brazilian economic conditions;

•               meteorological conditions;

•               the effects of any continued international financial turmoil that may affect liquidity in the Brazilian capital and lending markets;

•               the effects that further changes in the Basic Sanitation Law and its interpretation may have on the basic sanitation industry in Brazil and on us;

•               the effects of inflation in our results of operations;

•               the effects of fluctuations in the value of the Brazilian real and in interest rates on our net interest income;

•               the effects from the increase in tariff that occurred on September 11, 2010;

•               the renewal of our concession agreements; and

•               the formalization of agreements with certain of the municipalities we serve.

Each of these factors is described in more detail under “5.A. Operating and Financial Review and Prospects.”

In addition, you should read “3.D. Risk Factors” for a discussion of the risks we face in our business operations, which could affect our business, results of operations or financial condition.

E.    Off‑Balance Sheet Arrangements

We had no off‑balance sheet arrangements as of December 31, 2010.

F.    Tabular Disclosure of Contractual Obligations

Our debt obligations and other contractual obligations as of December 31, 2010 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of reais)

Loans and financing	1,242.1	2,762.5	1,300.8	2,959.2	8,264.6
Estimated interest payments(1)	661.7	1,094.1	801.3	1,920.8	4,477.9
Operating and capital lease obligations(2)	48.6	96.7	180.0	2,418.2	2,743.5
Alto Tietê PPP	73.6	164.4	86.6	950.5	1,275.1
Pension plan contributions(3)	70.9	157.5	181.5	1,251.2	1,661.1
PAES program(4)	34.7	53.7	-	-	88.4
Purchase obligations	43.4	43.8	9.2	-	96.4
Total	2,175.0	4,372.7	2,559.4	9,499.9	18,607.0

___________

(1)   Estimated interest payments on loans and financing were determined considering the interest rates as of December 31, 2010.  However, our loans and financing are subject to variable interest indexation and foreign exchange fluctuations, and these estimated interest payments may differ significantly from payments actually made.

(2)   Includes capital lease obligations which are collateralized by part of the billings from the provision of water and sewage services.

(3)   Consists of pension plan contributions estimated for the following year.

(4)   The PAES program, as set forth by Law No. 10,684, dated May 30, 2003.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders.  Our borrowings are not affected by seasonality.  For information concerning the interest rates on our indebtedness outstanding as of December 31, 2010, see Note 12 to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Under our bylaws and Brazilian Corporate Law, we are managed by our board of directors (Conselho de Administração), which currently consists of ten directors, and a board of executive officers (Diretoria), which currently consists of six executive officers.

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

Board of Directors

Our bylaws provide for a minimum of five and a maximum of 15 directors.  The members of our board of directors are elected at a general shareholders’ meeting to serve renewable two‑year terms.  Each member of our board of directors must be our shareholder under Brazilian Corporate Law.  Pursuant to our bylaws, our employees have the option to elect one member of our board of directors.  Currently, our employees have not elected a director.  In addition, pursuant to Brazilian Corporate Law, at least one member of the board of directors of mixed capital companies, such as us, must be appointed by the minority shareholders.  Finally, according to the Novo Mercado rules, at least 20.0% of the board of directors must be comprised of independent members.

The current members of our board of directors were elected in the general shareholders’ meeting held on April 28, 2011.  The tenure of the directors will end upon the election of the new members at the general shareholders’ meeting to be held in April 2012.  Currently, we have three directors considered independent under the Novo Mercado rules.

Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  Its responsibilities include the establishment of policy and general orientation of our business, and the appointment and supervision of our executive officers.

The following are the names, ages, positions, dates of election and brief biographical descriptions of the current members of our board of directors:

Director	Age	Position	Date Elected
Edson de Oliveira Giriboni	58	Chairman	April 28, 2011
Sidney Estanislau Beraldo	60	Director	April 28, 2011
Dilma Seli Pena	61	Director	April 28, 2011
Walter Tesch	67	Director	April 28, 2011
Alberto Goldman	73	Director	April 28, 2011
Heraldo Gilberto de Oliveira	47	Director	April 28, 2011
Jerônimo Antunes	55	Independent Director*	April 28, 2011
Reinaldo Guerreiro	58	Independent Director*	April 28, 2011
Andrea Sandro Calabi	65	Director	April 28, 2011
Alexander Bialer	64	Independent Director*	April 28, 2011

______________________

* These directors comply with the independence requirements established by the Novo Mercado rules.

Edson Giriboni.  Mr. Giriboni has been the chairman of our board of directors since April 2011.  Mr. Giriboni holds a degree in civil engineering from the Escola Politécnica of the Universidade de São Paulo, a degree in business administration from the Associação Educacional de Itapetininga, and post-graduate degrees from the Universidade de Campinas and the Universidade Federal de Minas Gerais.  Mr. Giriboni has been the Secretary of Sanitation and Water Resources of the State of São Paulo since January 2011.  He is also a State Deputy in São Paulo.  Mr. Giriboni was the general superintendent of Fepasa and the vice-mayor of the city of Itapetininga where he also worked at the Municipal Department of Works and Public Utilities, and subsequently, in the Municipal Department of Industry and Development.

Sidney de Oliveira Beraldo.  Mr. Beraldo has been a member of our board of directors since April 2011.  Mr. Beraldo holds a degree in biological sciences and a degree in business administration and post-graduate degrees in business administration.  He has been the Chief of Staff of the São Paulo State Government Office since January 2011.  Mr. Beraldo started his career in politics as city councilman in 1977 and was the mayor of the city São João da Boa Vista between 1983 and 1988.  In 1994, Mr. Beraldo was elected State Deputy, position he held until March 2011 after several re-elections.  He was the president of the Legislative Assembly from 2003 to 2005, president of the State Council of the political party PSDB from 2005 to 2006, head of the Public Management Department until April 2010 and the general coordinator of Governor Geraldo Alckmin’s campaign.

Dilma Seli Pena.  Ms. Pena has been a member of our board of directors since January 2007 and our Chief Executive Officer since January 2011.  She holds a master’s degree in public administration from FGV and a degree in geography from the Universidade de Brasília.  In 1976, she began her career as a public servant working for the Research Institute of Applied Economics (Instituto de Pesquisa Econômica Aplicada), or IPEA.  She was director of the sanitation division of the Urban Policy Secretariat of the Ministry of Planning Office (Secretaria de Política de Saneamento Urbano), director of the strategic investments division of the Ministry of Planning (Investimentos Estratégicos do Ministério de Planejamento) and director of the Brazilian National Water Agency (Agência Nacional de Águas).  She was a deputy secretary of the Economics and Planning Secretariat of the São Paulo state government (Adjunta da Secretaria de Economia e Planejamento do Estado de São Paulo) and an effective member of the Environmental Board of the Industry Federation of the State of São Paulo (Conselho Ambiental da Federação das Indústrias do Estado de São Paulo).  From 2007 to 2010, she was responsible for the State Secretariat of Sanitation and Water Resources (formerly known as the State Secretariat of Sanitation and Energy) and has been the chairperson of the board of directors of EMAE and CESP, companies owned by the State of São Paulo.  She has authored a number of articles, texts and books in the areas of sanitation, water resources and planning.

Walter Tesch.  Mr. Tesch has been a member of our board of directors since April 2011.  He holds a degree in sociology from the University of Uruguay and a master’s degree in social sciences from the Pontifical Catholic University of Peru.  Mr. Tesch has been the coordinator of the Water Resources Coordination Department of the State of São Paulo since January 2011, and has worked in Peru, Venezuela and several Latin American countries.  Between 2005 and 2008, Mr. Tesch was the head of the administrative district of Parelheiros, a water source region in the city of São Paulo, and until 2010 he was the deputy Executive Secretary of the “Water Defense” (“Defesa das Águas”) operation, an agreement between the São Paulo Municipal and State governments.  Mr. Tesch is also the author of books on cooperativism and water sources in the city of São Paulo.

Alberto Goldman.  Mr. Goldman has been a member of our board of directors since April 2011.  Mr. Goldman holds a degree in civil engineering from the Escola Politécnica of the Universidade de São Paulo.  Mr. Goldman was vice-governor of São Paulo from January 2007 to March 2010 and governor of São Paulo from April to December 2010.  He was a member of our board of directors from April 2009 to March 2010.  He was also the State Secretary of Development (currently, Development, Science and Technology State Department) from January 2007 to February 2009, State Deputy for two terms and Federal Deputy for six terms.  Mr. Goldman was the president of the Budget Mixed Committee in 2000 and speaker of the General Telecommunications Law.  He was the Special Secretary of State of the Program Coordination in 1987 and of the Administration Coordination between 1988 and 1990.  Mr. Goldman was the Minister of Transportation from 1992 to 1994.

Heraldo Gilberto de Oliveira.  Mr. Oliveira has been a member of our board of directors since November 2009.  He holds a degree in accounting and a degree in business administration.  He also holds a master’s degree in controllership and accounting from the Faculdade de Economia, Administração e Contabilidade of the Universidade de São Paulo, or FEA-USP.  Mr. de Oliveira is a professor of Capital Markets and Investor Relations in the post-graduation and MBA courses at the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, or FIPECAFI.  Mr. Oliveira is a partner at FCO Consultores Associados and works as an accounting and financial expert consultant.  He worked for ten years as an independent accountant.  Mr. Oliveira was a member of the board of directors and the coordinator of the audit committee of Banco Nossa Caixa S.A. from 2007 to August 2009 and since September 2009 has been the coordinator of the audit committee of Banco Industrial e Comercial S.A. – BICBANCO.  He has been a director of the Instituto de Executivos em Finanças of São Paulo since September 2009.

Jerônimo Antunes.  Mr. Antunes has been a member of our board of directors since April 2008.  He holds a master’s and Ph.D. degree in controllership and accounting from the Universidade de São Paulo and holds a degree in business administration and accounting.  He has been a certified independent accountant and consultant in accountability and corporate finance since 1977.  He has been a professor at FEA-USP since 1999, a professor of several MBA courses, at FIPECAFI since 2000, at FEA-USP, since 2000, and at FIA – Fundação Instituto de Administração since 2006.  He was a professor at the Universidade Federal do Ceará from 2000 to 2005 and in several other institutions.  He was a director of FIPECAFI, from 2000 to 2007.  He was a board member and director of IBRACON from 1998 to 2006 and a director of Associação Nacional dos Executivos de Finanças, Administração e Contabilidade, or ANEFAC, from 1994 to 2000.

Reinaldo Guerreiro.  Mr. Guerreiro has been a member of our board of directors since January 2007.  He holds a Ph.D. in accounting and controllership, a master’s degree in accounting and controllership and a bachelor’s degree in accounting sciences, all of them from FEA-USP, where he is the vice-director of the Economy, Business and Accounting College.  Mr. Guerreiro also headed the Department of Accounting and Actuarial Sciences at FEA-USP for many years.  He was a corporate consultant for several international consultancy firms such as Roberto Dreyfuss Consultores, Klynveld Main Goerdeler Auditores S/C, Sérgio Bio, Splendore & Associados S/C Ltda. Consultores em Administração, Artur Young Consultores, Biedermann, Bordasch, Ernest & Whinney, Directa and BDO Consultores.  He is also a consultant specialized in economic management.  He has worked in many projects in the areas of economic management, costs, budgeting and information systems in several companies such as Grupo Zillo Lorenzetti, Grupo Feital, Construtora Mendes Junior, Starret Indústria e Comunicação, Companhia Municipal de Transporte Coletivo de Araucária, Ferrovia Paulista S.A., Companhia Siderúrgica Paulista, Mafersa S.A., Usina Santa Elisa, Gillete do Brasil, Hansen Máquinas e Equipamentos, Cipla Indústria do Lar, Metalúrgica Matarazzo, Elebra Informática, NEC do Brasil, Caixa Econômica Federal and Banco do Brasil.

Andrea Sandro Calabi.  Mr. Calabi has been a member of our board of directors since April 2011.  Mr. Calabi holds a degree in economics from FEA-USP, a master’s degree in economics from the Instituto de Economia e Pesquisa of the Universidade de São Paulo (IPE-USP), a master’s of arts and Ph.D. in economics from the University of California, Berkeley.  Mr. Calabi has been the State Secretary of the São Paulo State Treasury since January 2011.  He was the São Paulo State Secretary of Economics and Planning from January 2003 to February 2005.  Mr. Calabi was the president of the BNDES, FINAME (the Special Agency of Industrial Financing), BNDESPAR (the holding company of BNDES) from July 1999 to February 2000 and also of Banco do Brasil, from January to July to 1999.  He was Executive Secretary of the Ministry of Planning and president of the Institute of Applied Economics Research of Ministry of Planning, or IPEA, from 1995 to 1996, Secretary of the National Treasury of the Ministry of Finance from 1986 to 1988, General Secretary of the Department of Planning of Presidency and Chief Executive Officer of the IPEA from 1985 to 1986.  Mr. Calabi was a member and chairman of several boards of directors and currently is a member of the board of directors of CESP, Higher Economics Council of FIESP, Institute of Cancer, Centro Cultural, FFM – Faculty of Medicine Foundation – USP, Albert Einstein Hospital and of the IBGC – Brazilian Institute of Corporate Governance.

Alexander Bialer.  Mr. Bialer has been a member of our board of directors since April 2003.  He holds a degree in mechanical engineering from Instituto Tecnológico da Aeronáutica—ITA and a specialization degree in systems administration from the FGV.  He is the chairman of the board of directors of GE Hydro Inepar.  In addition, Mr. Bialer is a member of the advisory councils of GE Brasil Previdência, GE Celma, Synergy Group and Associação Brasileira de Infraestrutura e Indústrias de Base.  He has previously worked in Avon, Máquinas Piratininga and ASEA.  Mr. Bialer was a member of the board of directors of COPLEN S/A, CELMA Motores Elétricos S/A, GEVISA S/A, Inepar Eletrônica S/A, GE CELMA S/A, GE Dako S/A, GE VARIG S/A and GE Hydro Inepar S/A.

Board of Executive Officers

Our board of executive officers is composed of six executive officers appointed by our board of directors for renewable two year terms.  Our executive officers are responsible for all matters concerning our day-to-day management and operations.  Members of our board of executive officers have individual responsibilities established by our board of directors and our bylaws.

The following are the names, ages, positions, dates of election and brief biographical descriptions of our board of executive officers:

Executive Officer	Age	Position	Date Elected
Dilma Seli Pena	61	Chief Executive Officer	June 2, 2011
Manuelito Pereira Magalhães Junior	43	Corporate Management Officer	June 2, 2011
Rui de Britto Álvares Affonso	53	Chief Financial Officer and Investor Relations Officer	June 2, 2011
Paulo Massato Yoshimoto	58	Metropolitan Region Officer	June 2, 2011
Luiz Paulo de Almeida Neto	55	Regional Systems Officer	June 2, 2011
Marcelo Salles Holanda de Freitas	55	Technology, Enterprises and Environment Officer	June 2, 2011

Dilma Seli Pena.  See above “—Board of Directors.”

Manuelito Pereira Magalhães Júnior.  Mr. Magalhães has been our Corporate Management Officer since January 2011.  Mr. Magalhães was a member of our board of directors from January 2007 to Febryary 2011.  He holds a degree in economic sciences and a master’s degree in economic sciences from the Instituto de Economia, Universidade Estadual de Campinas.  He was a member of the board of directors of the Companhia de Engenharia de Tráfego de São Paulo, of the COHAB and, of the Empresa de Tecnologia de Informação e Comunicação de São Paulo.  He was a parliamentary advisor in the Federal Senate.  From 1998 to 2002, he was the special advisor of the Minister of Health.  From 2005 to 2006 he was the ombudsman of the National Supplementary Health Agency, or ANS.  From 2005 to 2006, he was the deputy secretary of the Planning Secretariat and the secretary of Planning of the Municipality of São Paulo.  He was also the technical advisor, the secretary of finance and the director of the Department of Advisory, Planning and Management in the municipality of Campinas, State of São Paulo.

Rui de Britto Álvares Affonso.  Mr. Affonso has been our Chief Financial Officer and Investor Relations Officer since July 2003.  Mr. Affonso holds a Ph.D. and a master’s degree in economics from the Universidade Estadual de Campinas, or UNICAMP, and a degree in economics from the Universidade de São Paulo.  He has been a professor at UNICAMP since 1986, a professor at FEA-USP from 1983 to 1999, and a director of public economy at Fundação do Desenvolvimento Administrativo from 1994 to 2003.  He also represented Brazil on the board of the Forum of Federations (a non‑governmental entity based in Canada) from 2000 to 2006.  Mr. Affonso has also held several positions at the State government.

Paulo Massato Yoshimoto.  Mr. Yoshimoto has been our metropolitan officer since February 2004.  He holds a degree in civil engineering from the Escola de Engenharia de Lins.  Mr. Yoshimoto joined us in 1983, and has held the positions of executive assistant to the operations office and head of the water production and maintenance and metropolitan planning and development departments.  Mr. Yoshimoto has also held a number of different positions at the Empresa Metropolitana de Planejamento, from 1975 to 1983.

Luiz Paulo de Almeida Neto.  Mr. Almeida Neto has been our regional systems officer since January 2011.  He holds a degree in civil engineering from the Escola Politécnica of the Universidade de São Paulo, a business administration degree from Fundação Educacional Votuporanga/SP and a post-graduate degree in sanitary engineering from Faculdade de Saúde Pública of the Universidade de São Paulo.  Mr. Almeida joined us in 1979 and has worked with us as head of the Baixo Tietê Business Unit responsible for the management of areas located in the hydrographic basins of Baixo Tietê, Tietê-Batalha, São José dos Dourados and Turvo Grande.

Marcelo Salles Holanda de Freitas.  Mr. Freitas has been our Technology, Enterprises and Environment Officer since January 2007.  He holds a degree in civil engineering and a post-graduate degree in sanitation from the Escola Politécnica at the Univeridade de São Paulo.  He also has a specialization degree in business administration from the Instituto Brasileiro do Mercado de Capitais.  He is a regular member of some of the most important institutions and associations of the sanitation and environment market.  He was our vice-chairman for the interior and for the metropolitan region.  He was the executive officer of projects of the Ondeo Services do Brasil, executive officer of sanitation of Suez Ambiental, chief executive officer of Águas do Amazonas and executive officer of the sanitation services of Etep Consultoria, Gerenciamento e Serviços.

B.    Compensation

Pursuant to Brazilian Corporate Law, our shareholders are responsible for establishing the aggregate amount of compensation we pay to the members of our board of directors, members of our fiscal committee and our executive officers.  According to Instruction No. 480 issued by CVM, we have to periodically disclose certain information on the aggregate compensation such as averages and fringe benefits.

For the year ended December 31, 2010, the aggregate compensation, including benefits in kind granted that we paid to members of our board of directors, board of executive officers and fiscal committee for services in all capacities was R$3.7 million.

The tables below sets forth the break down of the total compensation received by our directors and members of our board of executive officers and fiscal committee and other data related to their compensation for the periods indicated:

	Year ended December 31,
	2008	2009	2010

Total compensation per administrative body (in thousands of R$):
Board of directors	1,272	1,226	1,215
Board of executive officers	2,105	2,199	2,231
Fiscal committee	228	231	229
Total amount of compensation (in thousands of R$)	3,605	3,656	3,675

Number of members:
Board of directors	11	13	10
Board of executive officers	6	6	6
Fiscal committee	5	5	6

Fixed annual compensation
Salary (in thousands of R$):
Board of directors	848	918	903
Board of executive officers	1,212	1,283	1,304
Fiscal committee	228	231	229
Direct and indirect benefits (in thousands of R$):
Board of directors	-	-	-
Board of executive officers	384	406	394
Fiscal committee	-	-	-

Variable compensation
Bonus (in thousands of R$):
Board of directors	424	307	312
Board of executive officers	509	511	533
Fiscal committee	-	-	-

Maximum amount of compensation (in thousands of R$):
Board of directors	84	84	152
Board of executive officers	312	311	365
Fiscal committee	38	38	38

Minimum amount of compensation (in thousands of R$):
Board of directors	38	41	31
Board of executive officers	297	303	304
Fiscal committee	38	38	9

Average amount compensation (in thousands of R$):
Board of directors	116	94	121
Board of executive officers	351	367	372
Fiscal committee	46	46	38

Profit Sharing and Pension Plans

We have established a pension and benefits fund (Fundação SABESP de Seguridade Social), or SABESPREV, to provide our employees with retirement and pension benefits.  This pension plan provides defined-benefit payments to former employees and their families.  Both we and our employees make contributions to the pension plan.  We are also required to pay supplemental pension payments relating to the employment contract of certain employees prior to the creation of SABESPREV.  Our total contributions to the pension plan totaled R$12.9 million and R$13.8 million in 2009 and 2010, respectively.  Based on independent actuarial reports, as of December 31, 2010, our obligation under these plans totaled R$1,572.9 million.  For further information on our pension plans see Note 16 to our consolidated financial statements.

Beginning in 2008, payments under the profit-sharing plan were based both on general goals that evaluate us as a whole and on other goals that evaluate the performance our different business units.  Payments are proportionally reduced annually if the goals are not completely achieved.

We recorded profit-sharing expenses of R$53.4 million and R$52.6 million in 2009 and 2010, respectively.  We do not have a stock-option plan for our employees.

C.    Board Practices

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

Fiscal Committee (Conselho Fiscal)

Our fiscal committee, which is established on a permanent basis and generally meets once a month consists of four members and four alternates.  The current members of our fiscal committee were elected in the shareholders’ meeting held on April 28, 2011.  Their tenure will end in 2012.  The primary responsibility of the fiscal committee, which is independent from management and from the external auditors appointed by our board of directors, is to review our consolidated financial statements and report on them to our shareholders.

The following are the names, ages, position, date of election and brief biographical descriptions of the current and alternate members of our fiscal committee:

Fiscal Committee Members	Age	Position	Date Elected
José Antonio Xavier	50	Member	April 28, 2011
Humberto Macedo Puccinelli	53	Member	April 28, 2011
Deraldo de Souza Mesquita Junior	51	Member	April 28, 2010
Alexandre Luiz Oliveira de Toledo	51	Member	April 28, 2010
Tomás Bruginski de Paula	50	Alternate	April 28, 2011
Antônio Cláudio Zeituni	40	Alternate	April 28, 2011
José Rubens Gozzo Pereira	63	Alternate	April 28, 2011
Joaldir Reynaldo Machado	62	Alternate	April 28, 2011

José Antonio Xavier.  Mr. Xavier has been a member of our fiscal committee since April 2011.  He holds a degree in economy and governmental controllership from the Pontifícia Universidade Católica de São Paulo (PUC-SP).  Mr. Xavier was an auditor of the State Treasury from 1993 to 1998 and the Technical Director of the State Treasury since 1998.

Humberto Macedo Puccinelli.  Mr. Puccinelli has been a member of our fiscal committee since April 2011.  Mr. Puccinelli holds a degree in economics from the Pontifícia Universidade Católica de São Paulo (PUC-SP).  He worked at the Department of Planning from 1985 to 1995, at the Health State Department as secretary assistant from 1995 to1996, at the State Treasury from 1996 to 2002, and at the Planning Department as secretary assistant in 2003.  Since January 2004 he has been the Technical Assistant of the State Treasury.

Deraldo de Souza Mesquita Junior.  Mr. Mesquita Junior has been a member of our fiscal committee since April 2010.  He holds a degree and a master’s degree in economics from UNICAMP.  Mr. Mesquita Junior has worked in the Economy and Planning Secretariat of the São Paulo State Government – Public-Private Partnership Unit since 2004, and is currently an analyst within that unit.  He has also worked in several other government departments, such as the Secretary’s Office of Economy and Planning Secretariat, the São Paulo State Government Finance Affairs Secretariat, and the Economics Advisory Board.

Alexandre Luiz de Oliveira Toledo.  Mr. Toledo has been a member of our fiscal committee since April 2010.  He holds a degree in law from the Universidade de São Paulo.  Mr. Toledo has worked with financial institutions for 20 years, especially in capital markets transactions, defending minority shareholders.  He has worked in the legal departments of Bradesco de Investimentos and Schahin Cury S.A.  Mr. Toledo is and has been a member of various fiscal committees and board of directors including CELG, CST, Usiminas and Plascar.

Tomás Bruginski de Paula.  Mr. de Paula has been an alternate member of our fiscal committee since April 2006. He holds a degree and a master’s degree in economics from UNICAMP.  He has been a Professor at the Economics Department of Pontifícia Universidade Católica – PUC since 1986. He is also a member of the fiscal committee of the São Paulo Company of Electric Power Transmission. Mr. de Paula has worked as a consultant for several entities, including the Economic Committee for Latin America (CEPAL), the United Nations Development Program (PNUD), the Brazilian Institute of Municipal Administration (IBAM), the Brazilian School of Public and Business Administration of FGV (EBAPE/FGV), the State System Data Analysis Foundation (SEADE), and the Brazilian Electricity Agency in the infrastructure and public policy financing areas.

Antônio Cláudio Zeituni.  Mr. Zeituni has been an alternate member of our fiscal committee since April 2011.  He holds a degree in law from the Pontifícia Universidade Católica de São Paulo.  Mr. Zeituni has worked with banking, civil and administrative law.  He has also worked in several law firms, including Oliveira de Toledo & Advogados Associados where he is currently a partner.

José Rubens Gozzo Pereira.  Mr. Pereira has been an alternate member of our fiscal committee since April 2010. He holds a degree in economics from Universidade Mackenzie, a graduate degree from FGV and attended international studies extension programs at the Universities of London and Paris. He has been responsible for the Funding department of the Finance Secretariat since 1989. Mr. Pereira held positions in the public sector in the DAEE, where he was responsible for the Budget and Financing area; he was an executive officer at Companhia de Engenharia de Tráfego – CET, and in the International Cooperation department of Companhia Energetica de Silo Paulo – CESP. Mr. Pereira has been the coordinator for the Funding Department of the Silo Paulo State Government in the Finance Secretariat since 1991.

Joaldir Reinaldo Machado.  Mr. Machado has been an alternate member of our fiscal committee since April 2010. He holds a degree in economics from Universidade de São Paulo with a major in regional planning. Mr. Machado has been an employee of SEADE since 1979. He has also held several other management positions, including management advisor to Empresa Metropolitana de Planejamento – EMPLASA, financial executive of the Finance Department of our Company, chief of staff of the Environment Secretariat and chief of staff and head of department of the SEADE Foundation. Mr. Machado is currently the chief of staff of the Economy and Planning Secretariat of the São Paulo State Government.

Audit Committee

Our bylaws provide for an audit committee to be comprised of three board members, who will cumulatively comply with the requirements of (i) independence, (ii) technical expertise, and (iii) identifying and complying with applicable exemptions in accordance with the United States Securities and Exchange Commission, or the SEC, and New York Stock Exchange, or NYSE, rules.  The members are appointed by the board of directors.

The audit committee is responsible for assisting and advising the board of directors in its responsibilities to ensure the quality, transparency and integrity of our published financial information.  To this end, the audit committee supervises all matters relating to accounting, internal controls and the internal and independent audit functions.  The audit committee and its members have no decision making powers or executive functions.

The minimum availability required from each member of the audit committee is thirty hours per month.  Under our bylaws, the members shall exercise their roles for the same period as their corresponding term of office, or until otherwise resolved by the general shareholders’ meeting or by resolution of the board of directors.

The following are the names, positions and dates of election of the members of our audit committee:

Director	Position	Date Elected
Jerônimo Antunes	Coordinator and Financial Expert	April 28, 2011
Reinaldo Guerreiro	Member	April 28, 2011
Heraldo Gilberto de Oliveira	Member	April 28, 2011

Corporate Governance Practices

The significant differences between our corporate governance practices and NYSE standards can be found on our website, www.sabesp.com.br, at the following location:  Investors Relations – Corporate Governance – SABESP and NYSE Standards.  The information found at this website is not incorporated by reference into this document.

D.    Employees

As of December 31, 2010, we had 15,330 full-time employees.  In 2010, we had an average of 1,056 trainees and 548 apprentices (aprendizes), as defined by federal Law No. 10,097, dated December 19, 2000.

The following table sets forth the number of our full-time employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2008	2009	2010
Number of employees by category of activity:
Projects and operations	10,932	9,763	10,092
Administration	2,819	2,574	2.527
Finance	522	490	477
Marketing	2,376	2,276	2,234
Number of employees by corporate division:
Head office	1,623	1,541	1,496
São Paulo metropolitan region	7,884	7,055	7,135
Regional Systems	7,142	6,507	6,699
Total number of employees	16,649	15,103	15,330

The average tenure of our employees is approximately 17 years.  We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security.  We believe that our relations with our employees are generally satisfactory.

Approximately 70% of all our employees are members of unions.  The five main unions that represent our employees are the Sindicato dos Trabalhadores em Água, Esgoto e Meio Ambiente de São Paulo - SINTAEMA, Sindicato dos Trabalhadores da Região Urbana de Santos, São Vicente, Santos, Região Metropolitana de Santos, Litoral Sul e Vale Ribeira - SINTIUS, the Sindicato dos Engenheiros do Estado de São Paulo - SEESP, the Sindicato dos Advogados de São Paulo - SASP and the Sindicato dos Técnicos Industriais de Nível Médio(2ºGrau) no Estado de São Paulo - SINTEC.  As a result of the 2010 collective bargaining discussions, wages were temporarily increased by 5.05%.  The unions filed a claim with the Labor Court seeking to, among other requests, increase wages by 1.5%, increase the salary base over which the annual profit distribution is calculated, increase payment of overtime in 100% and increase additional payment of working night hours from 20% to 50%.  The Labor Court decided in favor of the unions and we appealed from the decision.  We are still awaiting for the decision on our appeal.  Any unfavorable decision by the Labor Court will result in an increase in expenses with personnel.  Our most recent collective bargaining agreement, entered into in 2011: (i) increased wages by 6.39% (which corresponds to the adjustment for inflation for the period) plus a real gain of 1.51%, (ii) established an employment guarantee for 98% of our employees, (iii) increased the number of days permitted under maternity leave from 120 to 180 days and (iv) increased meal vouchers by 10.07%, among other provisions.

We have experienced the following strikes in the last seven years, none of which interrupted the essential services that we provide:  a two-day strike in June 2005, a one-day strike in May 2006, a four-day strike in June 2008, a three-day strike in May 2009, an eight-day strike in May 2010 and a one day strike in 2011.  Under Brazilian law, our non-administrative employees are considered “essential employees” and, therefore, are limited in their right to strike.

E.    Share Ownership

As of June 20, 2011, the members of the board of directors and the executive officers owned an aggregate of 2,611 common shares.  The members of our board of directors and our executive officers, on an individual basis and as a group, beneficially own less than 0.1% of our common shares.  See “Item 7.A. Major Shareholder” for more information.  As of the same date, none of our directors and executive officers owned any stock option plans.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholder

Our outstanding capital stock as of December 31, 2010, consisted of 227,836,623 common shares, without par value.  Under our bylaws and the State laws, the State is required to own at least one-half plus one of our outstanding common shares.  All of our shareholders, including the State, have the same voting rights.

The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of June 20, 2011.

	Common shares
	Shares	%
State of São Paulo	114,508,084	50.3%
Directors and executive officers of SABESP(1)	2,611	-
Others	113,325,928	49.7%
Total(2)	227,836,623	100.0%

_____________

(1)   Our directors and executive officers collectively own less than 0.1% of our outstanding common shares.

(2)   As of December 31, 2010, 22.78% of our outstanding common shares were held by 2,651 registered shareholders in Brazil.

As of June 20, 2011, 27.2% of our outstanding common shares were held in the United States, in the form of ADSs.  According to the ADS depositary’s records, which contains information regarding the ownership of our ADSs, there were, on May 31, 2011, 35 record holders of ADSs in the United States.

B.    Related Party Transactions

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

Many of our transactions with the State reflect policies of the State that depend on decisions of elected officials or public servants, and are accordingly subject to change.  Among the practices that could change are those described below concerning the provision of State guarantees, and the terms on which we use State-owned reservoirs.

Provision of Services

We provide water and sewage services to the federal government, state and municipal governments and government entities in the ordinary course of our business.  Sales of water and sewage services to the State, including State entities, totaled R$358.3 million in 2009 and R$383.5 million in 2010.  Our accounts receivable from the State for water supply and sewage services totaled R$169.5 million and R$157.2 million, as of December 31, 2009 and 2010, respectively.  In addition, as required by law, we invest our cash and cash equivalents with government financial institutions in short-term securities.

Payment of Pensions

Pursuant to a law enacted by the State, certain former employees of some State-owned companies that provided services to us in the past and later merged to form our Company acquired a legal right to receive supplemental pension benefit payments.  These rights are referred to as “Plan G0.”  These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor.  In 2009 and 2010, we made payments to former employees of R$108.0 million and R$118.4 million, respectively, in respect of Plan G0.  The State made reimbursements in 2009 and 2010 in the amount of R$83.7 million and R$59.0 million, respectively.

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

On December 11, 2001, we entered into an agreement with the State and the DAEE.  Pursuant to this agreement, the State acknowledged and agreed, subject to an audit by a State‑appointed auditor, to pay us amounts it owed to us in respect of:

•               water and sewage services we provided to governmental agencies, State‑owned autonomous entities and foundations through December 1, 2001, and that was not offset in accordance with the September 1997 memorandum of understanding, in the total amount of R$358.2 million.  This amount was renegotiated and included in the second amendment to this agreement discussed below; and

•               supplemental retirement and pension benefits we paid from March 1986 to November 2001 on behalf of the State to former employees of the State‑owned companies which merged to form our Company; as we did not reach an agreement regarding these amounts, a joint inquiry has commenced in order to ensure agreement between us and the State, in the total amount of R$320.6 million.  This amount was renegotiated and included in the third amendment to this agreement discussed below.

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

On October 29, 2003, the Public Prosecution Office of the State of São Paulo (Ministério Público do Estado de São Paulo), on behalf of the people of the State, brought a civil public action in a Trial Court of the State of São Paulo (12a Vara da Fazenda Pública do Estado de São Paulo) alleging that a transfer to us of ownership of the Alto Tietê system reservoirs from the DAEE would be illegal.  An injunction against the transfer of ownership of such reservoirs was granted but was later reversed.  However, in October 2004, the court of first instance handed down its judgment on the civil public action and declared the agreement between us, DAEE and State of São Paulo null and void.  This decision was suspended by us, and the State treasury and DAEE appealed the decision.  On August 23, 2010, the appeal was denied.  We have petitioned for clarification of the appeal court’s decision and will seek to take the case to the Supreme Court.  The effects of the appeal court’s decision will be suspended until the end of the legal process.  Our legal counsel has assessed the risk of loss as probable, which would prohibit the transfer of the reservoirs in payment of the accounts receivable due from the State.

The December 2001 agreement also provided that the legal advisors of the State would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to us by the State.  The commencement of payments with respect to pension amounts owed to us by the State has been postponed until these analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs are formalized.  As discussed above, the transfer of these reservoirs is currently being disputed and we are not certain whether the transfer will be legally permitted.  Under the December 2001 agreement, the first payment was to be made in July 2002.

On March 22, 2004, we and the State entered into a first amendment to the December 2001 agreement.  Under this amendment, the State acknowledged that it owed R$581.8 million to us relating to unpaid accounts receivable from the State until February 29, 2004, and we acknowledged that we owed an aggregate amount of R$518.7 million to the State as dividends, in the form of interest on shareholders’ equity.  Accordingly, we and the State agreed to offset each other’s credit up to the limit of R$404.9 million, which was an amount adjusted up to February 2004.  The outstanding balance of R$176.9 million (as of February 29, 2004) of the State’s consolidated debt would be paid in consecutive monthly installments from May 2005 until April 2009.  These installments would be indexed according to the IPCA index, plus an interest rate of 0.5% per month.  Upon the execution of the first amendment, part of the debt that the State owed to us for the use of water and sewage services through February 2004 was offset by the debt that we owed to the State as dividends, in the form of interest on shareholders’ equity.  The outstanding balance of R$113.8 million as dividends in the form of interest on shareholders’ equity that we owed to the State was netted against accounts overdue after February 2004.  The first amendment did not amend the provisions of the December 2001 agreement regarding the supplemental retirement and pension benefits we paid from March 1986 to November 2001 on behalf of the State to former employees of the State‑owned companies.

On December 28, 2007, we and the State entered into a second amendment to the December 2001 agreement, pursuant to which the State agreed to pay (i) the outstanding balance under the first amendment, in the amount of R$133.7 million (as of November 30, 2007), in 60 consecutive monthly installments, beginning on January 2, 2008, and (ii) the amount of R$236.1 million relating to part of the accounts overdue and unpaid from March 2004 through October 2007 regarding the provision of water supply and sewage collection services.  As part of this amendment, we agreed to pay during the period from January through March 2008 the outstanding balance of dividends in the amount of R$400.8 million, in the form of interest on shareholders’ equity, due from March 2004 through December 2006.  We paid these amounts as agreed.  Under the second amendment, dividends payable by us are no longer required to be applied to offset accounts receivable from the State, and as a result, we are currently unable to determine the amount, if any, of the declared dividends that the State will apply to current and future accounts receivable owed to us by the State or its entities.  In addition, pursuant to the second amendment, we and the State agreed on complying with certain mutual obligations relating (i) to the improvement of payment processes and budget management procedures; (ii) the rationalization of the use of water and the amount of water and sewage bills under the responsibility of the State; (iii) the recording of government entities with accounts overdue in a delinquency system or reference file; and (iv) the possibility of interrupting water supply to these entities in case of non-payment of water and sewage bills.  Finally, this second amendment did not amend the provisions of the December 2001 agreement regarding the supplemental retirement and pension benefits we paid from March 1986 through November 2001 on behalf of the State to former employees of the State-owned companies that merged to form our Company.

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

On March 26, 2008, we entered into a commitment agreement (termo de compromisso) with the State with the purpose of finding an alternate solution to the deadlock related to the amount owed by the State to us in connection with the supplemental retirement and pension benefits we paid from March 1986 to November 2001 on behalf of the State to former employees of the State-owned companies which merged to form our Company.  In this agreement, we and State committed to hiring specialized companies to carry out new valuations of the amounts owed to us by the State and of the reservoirs.  An independent consulting firm, FIPECAFI, has been retained to resolve the disagreement and validate the amount we paid from March 1986 through November 2001 on behalf of the State to former employees of the State-owned companies that merged to form our Company, which the State has not yet agreed to reimburse us hereinafter referred to as the “Disputed Reimbursement Amount”.  In addition, FIPECAFI is performing, together with another independent consulting firm, a new evaluation of the reservoirs that might be transferred to us as amortization of the reimbursement payable by the State to us.

On November 17, 2008, we, the State and DAEE entered into a third amendment to the December 2001 agreement, pursuant to which the State recognized a debt balance payable to us totaling R$915.3 million, hereinafter referred to as the “Undisputed Reimbursement Amount,” as adjusted based on the IPCA.  We accepted on a provisional basis the reservoirs as part of the payment of the Undisputed Reimbursement Amount and offered to the State a provisional settlement, recognizing a credit totaling R$696.3 million, corresponding to the value of the reservoirs located in the Alto Tietê region.  We and the State have agreed that the final offset will only be recorded when the effective transfer of the reservoirs is recorded at the Real Estate Registry.  The outstanding balance of Undisputed Reimbursement Amount, amounting to R$219.0 million, is being paid by the State in 114 consecutive monthly installments, as adjusted by the annual IPCA variation, plus interest accruing at the annual rate of 6.0%.  The first installment was paid in November 2008.

In addition to the Undisputed Reimbursement Amount, there is an outstanding balance relating to the Disputed Reimbursement Amount.  As of December 31, 2010, the Disputed Reimbursement Amount amounted to R$1,230.1 million, but due to the uncertainty regarding the recovery of the amount our management decided not to recognize the reimbursements.  See Note 8 to our consolidated financial statements as of and for the year ended December 31, 2010 regarding the Disputed Reimbursement Amount.  We and the State have agreed that the dispute relating to the Disputed Reimbursement Amount will not prevent us from carrying out the commitments made in the December 2001 agreement.  We are working with the State government to obtain legislative authorization to transfer the reservoirs to us.

In addition, the third amendment to the December 2001 agreement provides for the regularization of the monthly flow of benefits.  While we are liable for the monthly flow of benefits to the former employees of the state-owned companies that merged to form our Company, the State shall reimburse us based on criteria identical to those applied when determining the Undisputed Reimbursement Amount.  Should there be no preventive court decision, the State will assume the flow of monthly payment of benefits portion deemed as undisputed.

Finally, the third amendment to the December 2001 agreement established that the Public Attorney’s Office of the State of São Paulo, or the Public Attorney’s Office, would issue a revised interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount.  At that time, we believed that the Public Attorney’s Office would issue a revised interpretation which would have helped us bring the negotiations with the State to a conclusion.  However, contrary to our expectations, the Public Attorney’s Office recent interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount refuted the reimbursement of the largest portion of this amount.  As of December 31, 2010, we had made a provision of R$1,316.7 million in our pension obligations accounts in respect of the Disputed Reimbursement Amount.

Even though the negotiations with the State are still progressing, we cannot assure you that we will recover the receivables related to the Disputed Reimbursement Amount.

We will not waive the receivables from the State to which we consider ourselves to be legally entitled. Accordingly, we will take all possible actions to resolve the issue at all administrative and court levels. Should this conflict persist, we will take all the necessary actions to protect our interests.  On March 24, 2010, we sent to the controlling shareholder the official letter approved by our executive committee, proposing that the matter be discussed at the BM&FBOVESPA Arbitration Chamber.  In June 2010, we sent a settlement proposal to the Secretary of Treasury, which was denied, and (iii) on November 9, 2010, we filed a civil lawsuit against the State of São Paulo seeking full reimbursement of the amounts paid as benefits granted by Law No. 4,819/58.  Regardless of the civil lawsuit, we will continue to actively seek a settlement with the State government.

Agreement with the State and the city of São Paulo

On June 23, 2010 the State and the city of São Paulo entered into a convention (convênio) with the intermediation and consent of our Company and of the ARSESP pursuant to which they agreed to jointly manage the planning of and investment in the basic sanitation system of the city of São Paulo, among other things.  This agreement established that the State and the city of São Paulo would enter into an agreement with us, granting us exclusive rights in the provision of water and sewage services in the city of São Paulo.  In addition, the agreement established the role of the ARSESP in regulating and overseeing our activities, and established a management committee that will be responsible for planning the water and sewage services and for reviewing our investment plans.  The management committee is composed of six members appointed for renewable two-year terms.  The State and the city of São Paulo have the right to appoint three members each.  We are permitted to participate in the meetings of the management committee, but we are not afforded any voting rights.

On June 23, 2010, we entered into a formal agreement with the State and the city of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30-year period, which may be extended for an additional 30-year period.  Municipal Law No. 14,934/2009 authorized the city of São Paulo to enter into an agreement with us.  The agreement establishes, among other things, how specific amounts of gross revenues from the services we render should be allocated (after deduction of COFINS and PASEP).  Pursuant to the agreement, we are required to (i) invest at least 13.0% of the gross revenues we obtain from this agreement in the improvement of water and sewage infrastructure in the city of São Paulo; and (ii) contribute 7.5% of the gross revenues we obtain from this agreement to the São Paulo Municipal Sanitation Fund.  In addition, the agreement provides that the ARSESP, the State agency responsible for regulating the basic sanitation industry, will ensure that the tariffs charged (a) will adequately compensate us for the services we provide and (b) can be adjusted to restore the original balance between each party’s obligation and economic gain (equilíbrio econômico-financeiro).  See “Item 4.B. Business Overview—Our Operation—Operations in the City of São Paulo and Certain Metropolitan Regions.”

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

Cash and Cash Equivalents

Our cash and cash equivalents invested with State financial institutions in short-term securities amounted to R$722.2 million and R$1,945.7 million, as of December 31, 2009 and 2010, respectively.  Interest income from these investments totaled R$74.2 million in 2009 and R$137.7 million in 2010.

Government Guarantees of Financing

In some situations, the federal government, the State or government agencies guarantee our performance under debt- and project-related agreements.

The State has also guaranteed a portion of our repayment obligations under loan agreements that we entered into with the federal government in 1994 through its financial agent, Banco do Brasil S.A. which totaled R$1,134.9 million as of December 31, 2010.  Furthermore, the federal government has guaranteed, and the State has provided a counter-guarantee, in respect of the financial agreement we entered into with the IADB in 1992 and 2000 for the total original aggregate amount of US$650.0 million related to the financing of the Tietê River recovery project to reduce pollution.  See “Item 5.B. Liquidity and Capital Resources—Capital Sources—Indebtedness Financing.”

On August 6, 2004, we entered into a credit agreement with the JICA for the financing of the Clean Wave Program for the Baixada Santista metropolitan region, which was guaranteed by the federal government, with counter-guarantee from the State of São Paulo, for an aggregate principal amount of R$337.7 million.

In addition, we are currently negotiating with Caixa for additional loans to finance portions of our capital expenditure program.

Use of State-Owned Reservoirs

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

Agreements with Lower Tariffs

We have entered into agreements with public entities, including State entities and municipalities, which manage approximately 6,400 properties.  Under these agreements, these public entities pay a different tariff which is approximately 25.0% lower than the tariff that applies for the public entities that have not entered into these agreements, provided such entities implement our PURA program for the rational use of water, which includes a reduction of at least 10.0% in water consumption.  These agreements are valid for a 12-month term with automatic renewal for equal periods.  Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

Personnel Assignment Agreement among Entities Related to the State Government

We have personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed.  The expenses related to personnel assigned by us to other state government entities in 2009 and 2010 amounted to R$5.4 million and R$5.6 million, respectively.

The expenses related to personnel assigned by other entities to us totaled R$0.3 million in 2009 and 2010.

Services Obtained from State Government Entities

As of December 31, 2010, we had an outstanding amount payable of R$11.4 million for services rendered by São Paulo State government entities, including the supply of electric power by CESP.

Non-operating Assets

We lend land, free of charge, to associations, support entities, non‑governmental organizations and to DAEE, among others.  Such non-operating assets totaled R$25.4 million and R$26.5 million as of December 31, 2010 and 2009, of which R$2.3 million was lent to DAEE, as of December 31, 2008 and 2009, respectively.

Banco do Brasil

We filed a lawsuit against the Department of Finance of the State São Paulo seeking financial compensation related to the transfer of our exclusive rights in bank services.  On March 27, 2007, the State of São Paulo transferred our exclusive rights related to bank services to Banco Nossa Caixa.  The exclusive rights were granted to companies that are directly or indirectly managed by the state.  On May 27, 2010, the State once more transferred these exclusive rights to Banco do Brasil.  Through this lawsuit we are seeking to obtain a percentage of the amounts the financial institutions paid to the State.

Transactions with SABESPREV Pension Fund

SABESPREV is the funded pension plan that we established to provide our employees with retirement and pension benefits.  The assets of SABESPREV are independently held, but we nominate 50.0% of the directors of SABESPREV, including the chairman of the board, who has the deciding vote pursuant to the applicable legislation.  Both we and our employees make contributions to the pension plan.  We contributed R$12.9 million and R$13.8 million in 2009 and 2010, respectively.  On May 29, 2001, a federal law was enacted which, among other provisions, limits the amount mixed capital companies, like us, may contribute to their pension plans.  Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of these plans.  Studies have been undertaken in order to cure the deficit with respect to the current plan and transform it into a defined contribution plan.

Compensation of Management

The compensation paid by us to the members of our board of directors, board of executive officers and fiscal committee amounted to R$2.9 million in 2009 and 2010.  An additional amount of R$0.8 million, related to the bonus program, was accrued in 2009 and 2010.

For further information on management compensation, see “Item 6.B. Compensation.”

C.    Interests of Experts and Counse

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

See “Item 3.A. Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are a party to judicial and administrative proceedings relating to civil, environmental, labor and tax matters.  As of December 31, 2010, we estimated that these legal proceedings totaled approximately R$23,960.1 million (excluding the amount of R$131.8 million related to court deposits).  This amount was based on probable, possible and remote losses and on the value attributed to the lawsuit by the plaintiffs in some cases and on the economic value of the lawsuits in others.  Out of the total amount of contingencies as of December 31, 2010, approximately R$2,164.9 million relate to tariff-related legal proceedings and consumers claims, approximately R$1,000.2 million relate to contractors’ claims, approximately R$924.2 million relate to tax proceedings, approximately R$406.2 million relate to labor proceedings, approximately R$18,805.6 million relate to civil public actions related to environmental matters and approximately R$659.0 million relate to other civil matters.  As of December 31, 2010, the provision for legal contingencies totaled R$1,459.8 million (excluding the amount of R$120.2 million related to court deposits), of which R$770.2 million relate to tariff-related legal proceedings and consumers claims, R$372.9 million relate to contractors’ claims, R$58.7 million relate to tax proceedings, R$137.2 million relate to labor proceedings, R$65.1 million relate to civil public actions related to environmental matters and R$175.9 million relate to other civil matters.

The table below sets forth, as of December 31, 2010, our estimated contingencies with respect to legal proceedings, categorized by potential risk of loss:

Total Value
(in thousands of reais)
Expected probable loss	1,459.8
Expected possible loss	2,297.9
Expected remote loss	20,202.4
Total	23,960.1

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

Civil Public Actions Related to Environmental Matters

We have been sued by the Public Prosecution Office of the State of São Paulo (Ministério Público do Estado de São Paulo), by some municipalities and by some non-governmental organizations in a number of environmental civil public actions:  (i) seeking that we cease releasing raw sewage into certain local water courses; (ii) in some cases seeking remedies for environmental damages, which have not yet been specified and evaluated by the court’s technical experts; and (iii) seeking to require us to install and operate sewage treatment facilities in the locations referred to in the civil public actions. In each case, we are subject to daily fines for non-compliance.  In our response to these lawsuits we emphasize that the installation and operation of sewage treatment facilities in the locations referred to in the civil public actions is included in our investment plan and that the immediate cessation of the release of raw sewage into the relevant local water courses would hinder us from collecting sewage, a primary necessity, in those locations, causing even more damage to the environment and public health.  There have already been unfavorable judicial decisions against us. The effects may include:  (i) investment in works or services not considered by the long-term investment plan; (ii) early execution of works or services that were considered for execution in future years in the long-term investment plan; (iii) payments related to environmental indemnification; and (iv) a negative impact on our image in national and international markets and in public bodies.

Although we are not able to predict the final outcome of these lawsuits, we believe that the outcome, if unfavorable to us, may have a material adverse effect on us.

The civil public lawsuits related to environmental matters to which we are party include the following:

•               The Public Prosecution Office of the State of São Paulo has brought a civil public action requesting remedies due to environmental damage caused by the release of sludge from the Rio Grande water treatment facilities into certain receiving waters and the Billings reservoir and seeking the immediate cessation of this activity and the implementation of an environmental recovery project.  The Trial Court ruled in our favor, and there was a subsequent appeal against this decision.  In May 2006, the appellate court ruled against us and ordered us to cease the release of sludge within a year from the final ruling.  The court also determined that the environmental recovery must be carried out within two years of the date of the ruling, under the penalty of a daily fine of R$10,000 to compensate for environmental damage.  We appealed from this decision and the court decided against us.  Because we are trying to reach a settlement on this civil public action, the action is currently suspended.  As of December 31, 2010, we had provisioned R$1.2 million for this lawsuit.

•               A public civil action filed by the Public Prosecution Office of the State of São Paulo against us and the Cotia Mayor’s Office seeking individual and joint adverse judgments against the defendants and requesting:  (i) the permanent cessation of the release of untreated water effluents into the Cotia River or its tributaries, subject to a daily fine in the case of non-compliance; (ii) the treatment of sewage prior to its release into the Cotia River, under the penalty of a daily fine in the event of non-compliance; (iii) the full restoration of soil, of surface and underground water bodies and of vegetation to their original condition, under the penalty of a daily fine in the event of non-compliance; (iv) the payment of compensation for environmental damage caused to soil, water sources and underground and surface water bodies that cannot be recovered. The appellate court rendered decisions favorable to us with respect to items (i), (iii) and (iv) mentioned above.  According to evaluations by the court’s technical expert, as of October 17, 2006, compensation for environmental damages was R$826,800 or R$5.8 million if damage caused to the neighboring Cotia River is included.  This amount is under discussion, and its approval is subject to a final decision by the court of first instance.  Our legal counsel assessed the risk of loss as probable.  In December 2010, the court’s technical expert’s evaluation for the compensation was adjusted to R$10.7 million.  The lawsuit is currently being enforced against us. We are in negotiation with the Public Prosecution Office of the State of São Paulo to settle this lawsuit.

•               In 2003, the Piracicaba Civil Entities Coordination Board filed a public civil action against us, the ANA and the Government of the State of São Paulo, seeking remedy for damage caused by the use of the Piracicaba, Jundiaí and Capivari river basins to supply the São Paulo metropolitan region through the Cantareira Water System for nearly 30 years.  The value attributed to the claim was R$11.4 billion on December 10, 2003, and later adjusted to R$17.8 billion as of December 31, 2010.  This lawsuit is in its initial stage and is pending judgment from the trial court.  So far no value has been set for the damages alleged.  Our legal counsel assessed the risk of loss as remote.  No provision has been made for this lawsuit.

•               The Public Prosecution Office of the State of São Paulo has filed a public civil action against us, AES Eletropaulo, DAEE, CETESB and the State Secretariat of Treasury seeking a joint condemnation for alleged environmental damage caused by the reversal of the Pinheiros River into the Billings Dam.  A Trial Court found the defendants guilty and, based on an expert’s report which estimated the amount of damages, ruled that the defendants jointly pay R$284.5 million in damages.  As of December 31, 2010, the amount of damages totaled R$582.4 million, after monetary adjustment.  We, DAEE, AES Eletropaulo, CETESB and the State Treasury Department have filed an appeal against the ruling at the appellate court.  The appellate court ruled in our favor, and the plaintiff appealed from this decision.  We are currently awaiting the decision on the plaintiff’s appeal.  Our legal counsel assessed the risk of loss as remote.  No provision has been made for this lawsuit.

•               The Public Prosecution Office of the State of São Paulo has filed a civil public action against us seeking (i) that we cease releasing untreated sewage into receiving waters and into the soil; (ii) that we implement a sewage system in the municipality of Vargem Grande Paulista and the necessary infrastructure for the sewage treatment; and (iii) indemnification for irreversible damages caused to the environment and public health, subject to daily fines.  The trial court ruled partially against us, and we appealed unsuccessfully.  We filed another appeal which was decided against us and we are currently awaiting the decision on our appeal from this decision.  Our legal counsel assessed the risk of loss as probable.  The value attributed to the lawsuit was R$3.0 million as of November 20, 2007, and later adjusted to R$3.6 million as of December 31, 2010.

•               The Public Prosecution Office of the State of São Paulo filed a civil public action against us and the Piracaia Mayor’s Office seeking that we cease to release untreated residential sewage in the Atibaia River or be subject to specific performance or a daily fine.  The value attributed to the lawsuit was R$3.5 million as of July 11, 1996, and later adjusted to R$9.6 million as of December 31, 2010. This lawsuit is in its initial stage, pending judgment from the trial court.  Our legal counsel assessed the risk of loss as possible. No provision has been made for this lawsuit.

•               The Public Prosecution Office of the State of São Paulo filed a civil public action against us seeking that we (i) cease to release untreated sewage effluents into the Capivari river in the municipality of Campos do Jordão within 540 days from the filing of the lawsuit, subject to a daily fine of R$100,000; and (ii) fully restore the environmental damage or indemnify the State for such damages if restoration is not viable.  The court of first instance ruled against us, and we appealed. The appellate court also ruled against us, but reduced the daily fine to R$10,000. We have appealed the appellate court’s ruling and are currently waiting for a ruling on our appeal.  Our legal counsel assessed the risk of loss as probable.  As of December 31, 2010, the fine due was R$10.9 million, and we have provisioned this amount.

•               On April 12, 2005, the Federal Public Prosecution Office and the Federal Government sued us and the Santos Mayor’s Office requesting (i) the full restoration of the area where the outlet pipes were built to its original condition, with appropriate technical safeguards, and the conservation of the remaining trees; (ii) the maintenance of the area in a condition that is adequate for its use for the population; (iii) that an environmental license be obtained before any modification to the sewage outlet pipes, with the requirement that the license and an obligatory environmental impact study and report (Estudo Prévio de Impacto Ambiental e Relatório de Impacto Ambiental, or EIA-RIMA, be submitted for approval to the appropriate federal authorities; and (iv) the restoration of the area to the condition it was in prior to the construction of the sewage outlet pipe platform, provided this is determined to be feasible pursuant to the EIA-RIMA. The trial court ruled in our favor, but the Federal Public Prosecution Office and the Federal Government appealed the decision.  We have submitted additional evidence for consideration, and we are waiting for the decision of the Regional Federal Court.  Our legal counsel has assessed the risk of loss as possible. The value attributed to the lawsuit was R$1.9 million as of December 31, 2010. No provision has been made for this lawsuit.

•               On October 19, 2009, the Public Prosecution Office of the State of São Paulo filed a civil public action against us and the municipality of Itatiba seeking that we (i) cease releasing untreated sewage in Itatiba or be subject to a daily fine of R$10,000; (ii) fully restore within one year the soil, the surface and underground water bodies and vegetation to their original condition, or be subject to a daily fine of R$10,000 in the event of non compliance; (iii) indemnify the State for damages when restoration is not viable; and (iv) indemnify the State in an amount not less than R$2.0 million for moral damages.  This lawsuit is in its initial stage and is pending judgment from the trial court.  As of December 31, 2010, the value attributed to this lawsuit was R$29,598.  Our legal counsel assessed the risk of loss as possible.  No provision has been made for this lawsuit.

•               On August 8, 2008, the Public Prosecution Office of the State of São Paulo won a civil public action against us requiring us, within a maximum of three years, to treat all domestic sewage in Águas de Santa Bárbara before releasing it into any waterway, or be subject to a daily fine of R$1,000, as from August 8, 2008 for a maximum period of 18 months.  We appealed and are waiting the appeal court’s judgment.  The lawsuit is currently suspended due to settlement discussions.  The decision remains in effect pending our appeal. In April 2010, the Public Prosecution Office began provisional enforcement of the fine.  Our legal counsel has assessed the risk of loss as probable.  As of December 31, 2010, the fine due was R$1.1 million and we had provisioned the same amount in respect of this lawsuit.

•               A civil public action was brought against us by the Public Prosecution Office of the State of São Paulo.  We appealed an unfavorable decision of the trial court, and the appeal court ruled against us, requiring us (i) to cease to release any untreated sewage into the river system in the Guareí region, or be subject to a fine of R$150,000 for each violation; (ii) to invest as necessary in the municipality of Guareí’s water treatment and sewage system so as to complete within 180 days all works necessary for sewage treatment, or be subject to a daily fine of R$100,000; (iii) to pay an indemnity in respect of all damage caused to the environment and to clean up any such damage in settlement of the judgment. The judgment was not clear as to the fines imposed and this led to an appeal, which the court refused in May 2010.  After the appeal court ruled against us, we applied to have this lawsuit heard by the State of São Paulo Court of Special and Extraordinary Measures (Recursos Especial e Extraordinário pelo Tribunal de Justiça do Estado de São Paulo), and that court is currently considering whether to hear the case.  Our legal counsel assessed the risk of loss as probable.  As of December 31, 2010, the value attributed to this lawsuit was R$4.4 million, based on the settlement offered by the State Public Prosecution Office in July 2010, and we have provisioned R$4.4 million in respect of this lawsuit.

•               The Public Prosecution Office of the State of São Paulo filed a civil public action against us, requiring us (i) to cease to release any untreated sewage from the Araça pre-treatment plant (Estação de Pré Condicionamento), or EPC, into the São Sebastião canal without obtaining the necessary environmental licenses, or be subject to a daily fine of R$100,000; (ii) to obtain and maintain the necessary environmental license to operate the Araça EPC, or be subject to a daily fine of R$100,000; (iii) to release into the São Sebastião canal only domestic sewage that complies with legal guidelines; (iv) to comply with all of the technical requirements set out in the environmental license, as well as the requirements specified following inspections by the CETESB; and (v) to pay an indemnity of R$50.0 million for environmental damage. The preliminary judgment was deferred, and SABESP was required (i) to present to the court within six months the environmental license for the Araça EPC, or be subject to a daily fine of R$100,000, and (ii) to present to the court within 30 days a contract with a company to carry out an independent technical study with monthly reporting to monitor and collect samples from the areas of São Sebastião canal where there are underwater outlets from the Araça EPC, as well as from the beaches and mangroves within 8 km to the north of south of the Araça EPC. The sediment samples from the mangroves were required to be analyzed for the existence of faecal coliforms as well as water quality.  This lawsuit is in its initial stage and is pending judgment from the court of first instance. Our legal counsel has assessed the risk of loss as possible.  The value attributed to the lawsuit as of December 31, 2010 was R$78.1 million.  No provision has been made for this lawsuit.

•               The municipality of Águas de São Pedro filed a civil public action against us on September 14, 2004, with a request for summary judgment or the imposition of a daily fine.  This lawsuit aims to require us to undertake works and services necessary to remove the direct discharge of sewage beside the green areas and the Pantanal source and lake that are located close to Rua dos Pinheiros, in the Bairro Jardim Iporanga district of the municipality of Águas de São Pedro.  It also aims to require us to pay indemnities for alleged damage caused to the environment, to health and to citizen’s property.  On June 26, 2006, the court of first instance ruled that the claim was without merit.  However, on September 22, 2009, the appeals court ruled that the claim was proven and granted an injunction, ordering us to comply with the requirement to clean up the environmental damage within 180 days in satisfaction of the judgment, and imposing a daily fine of R$5,000.  We appealed from this decision, and the court decided against us.  We filed another appeal from this decision and are currently awaiting its decision.  Our legal counsel has assessed the risk of loss as probable.  The value attributed to this lawsuit as of December 31, 2010 was R$14.0 million, and we have recorded provisions in this amount as of that date.  Currently, we are awaiting the response from the State of São Paulo Court of Special and Extraordinary Measures (Recursos Especial e Extraordinário pelo Tribunal de Justiça do Estado de São Paulo) in relation to this lawsuit.

We are currently involved in other environmental lawsuits and administrative proceedings against the release of untreated sewage in the municipalities, which have been evaluated as probable and possible losses.  The amounts provisioned may not always represent the final amount to be paid as compensation for the alleged damages, in view of the current status of the lawsuits and since our management cannot reasonably estimate the amounts of future disbursements.  As of December 31, 2010, the total amount provisioned was R$65.1 million.

Labor Proceedings

We are party to labor proceedings, mainly regarding unpaid overtime, health and safety conditions in the workplace, among others.  We make provisions for part or the entire amounts involved in the proceedings.  For those cases in which the probability of loss is assessed as probable, we provision the full amounts being discussed.

As of December 31, 2010, we were party to approximately 4,990 labor proceedings and one public civil action filed by some of our current and former employees.  Some of these lawsuits seek to negotiate certain benefits granted by Law No. 4,819 of August 26, 1958.  Approximately 40 plaintiffs are claiming the same benefits in the civil court and in these cases.  Our position in these lawsuits is that the State government, and not us, should be responsible for the payments due to the plaintiffs.  In the public civil action filed against us and the State Treasury, a temporary injunction was granted in the trial court requiring us to pay the benefits set forth in Law No. 4,819/58 to all the plaintiffs.  A trial court ruled on April 5, 2005, granting the relief sought under this proceeding and confirming the temporary injunction requiring us to continue to pay the benefits.  We have appealed this decision.  There are currently other pending individual lawsuits discussing the same claims, and up to the date of this report neither we nor the State government had reached an agreement as to the indemnification amounts related to these proceedings.

In order to continue to seek reimbursement of the amounts related to the payment of retirement benefits and pensions paid by us that our management understands is in fact owed by the State government, we have taken the following measures:  (i) on March 24, 2010, we sent a letter to our controlling shareholder in an attempt to start an arbitration proceeding before the BM&FBOVESPA arbitration chamber, (ii) In June 2010, we sent a settlement proposal to the Secretary of Treasury, which was denied, and (iii) on November 9, 2010, we filed a civil lawsuit against the State of São Paulo seeking full reimbursement of the amounts paid as benefits granted by Law No. 4,819/58.  Regardless of the civil lawsuit, we will continue to actively seek a settlement with the State government.

As of December 31, 2010, the total amount in controversy in the labor proceedings was R$265.0 million for risks considered as probable and possible losses.  We have established a provision of R$137.2 million as of December 31, 2010 for these contingencies, including the lawsuits described in the preceding paragraphs, based on calculations made by our legal and human resources departments.

Tax Proceedings

Our tax proceedings and our contingency reserves for tax proceedings refer mainly to tax collection suits resulting from different interpretations by us and the competent government authority with respect to the applicable law.  The tax proceedings to which we are party include the following:

•               We are challenging the city of São Paulo’s taxation of the use of public areas for the installation of water and sewage mains for the provision of public sanitation services.  The tax was originally established by municipal decree No. 38,139/99 and later replaced by municipal decree No. 40,532/2001 and finally by the municipal Law No. 13,614/2003.  On February 22, 2000, we filed a writ of mandamus requesting an injunction to challenge this tax.  This first lawsuit covers the taxation before the enactment of municipal Law No. 13,614/2003.  The trial court ruled partially in our favor, by prohibiting the requirement to pay the tax provided for in this law, and the appellate court confirmed that the tax was not due.  The city of São Paulo appealed this decision, and a final decision is pending.  On April 20, 2004, we filed a writ of mandamus challenging Law No. 13,614/2003.  We requested a temporary injunction against the collection of this tax, which was granted by the trial court.  The São Paulo city government appealed this decision, and an appellate court decision is still pending.  We cannot estimate the potential increase in our expenses should we have to pay this tax for the use of public areas for the installation of water and sewage mains for the provision of public sanitation services should we be required to pay such tax since 1999.  We have not provisioned for any type of potential expense deriving from this municipal tax.

•               We filed a writ of mandamus challenging municipal law 13,476/2002.  Before the enactment of this law, we were exempted from the payment of the Brazilian Service Tax (Imposto Sobre Serviço), or ISS.  The trial court originally granted a preliminary injunction in our favor, suspending the levy of the tax, but later ruled against us.  In July 2005, we filed an appeal to maintain the injunction previously granted.  The final ruling has not yet been issued, but we believe that the outcome will be favorable to us.

•               With respect to the ISS, the Secretariat of Treasury of the city of São Paulo drew up collection assessment notices on September 18, 2006, against which we filed a challenge and a subsequent administrative objection. Our challenge was partially accepted, but our administrative objection was not recognized.  As a result of irregularities in the administrative order that did not recognize our administrative objection, we filed a lawsuit requesting an injunction to suspend and ultimately annul the assessment notices.  The amount involved was estimated at R$70.0 million, and later adjusted to R$178.6 million, as of December 31, 2010.  Based on the opinion of our legal counsel, our risk of loss is possible.

•               We proposed to carry-over losses from previous years to offset an income tax liability of approximately R$56.1 million and a social contribution tax liability of approximately R$8.7 million.  These amounts refer to the period between January and April 2003.  In 2005, the Federal Revenue Service denied the set-off of approximately R$11.2 million related to income tax liability and R$0.7 million related to social contribution tax liability, totaling R$11.9 million, and allowed us to compensate the remaining portion.  We appealed this decision, and our request was partially granted.  As of December 31, 2010, we recorded a provision of R$1.1 million as a probable loss and R$6.2 million as a possible loss.

•               In 2006, the Federal Revenue Service concluded that, for the year 2001, we had an income tax liability and social contribution tax liability totaling R$277.0 million (R$357.7 million, as adjusted as of December 31, 2010) and initiated administrative collection proceedings against us.  We filed an administrative objection to this collection proceeding.  Based on the opinion of our legal counsel, the risk of loss is remote with respect to approximately 90.0% of this amount and a possible risk of loss with respect to the remaining 10.0%.

•               In 2008, the Federal Revenue Service denied six requests for compensation to offset income tax and social contribution tax liabilities.  We proposed to offset income tax and social contribution tax paid in excess against our tax liability.  The amount involved in these proceedings was R$40.9 million as of December 31, 2010.  Based on the opinion of our internal legal counsel, the risk of loss is possible.

•               In November 2004, we filed a writ of mandamus against the municipality of Bragança Paulista regarding the imposition of a new tax for the use of public areas for the installation of water and sewage mains for the provision of public sanitation services.  On February 16, 2005, we were granted a temporary injunction suspending the imposition of this tax and preventing the municipality from collecting any current or future amounts due in respect of this tax until a ruling is rendered by the trial court.  In June 2005, the trial court ruled in our favor by confirming the injunction.  In July 2005, the municipality of Bragança Paulista filed an appeal to the São Paulo appellate court, and the appellate court decision is still pending.  We have not made any provisions for this proceeding.

We cannot predict the outcome of any of these lawsuits, nor can we assure you that, in the event of an adverse decision, we will be able to pass on to our customers any increase in our deductions from gross revenue, operating expenses or other expenses.  See Item 3.D. Risk Factors—Risks Relating to Our Business—Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on us.”

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

As of December 31, 2010, the future disbursement was estimated at R$482.2 million, as to all proceedings regarding expropriation and easements.  These payments are made over the years, according to each court order or settlement.  After making each payment, we will obtain the title to the respective real property which will be recorded as an asset belonging to us after being expropriated.  We have not provisioned any amounts with regard to these proceedings.

Concession-Related Legal Proceedings

In December 1997, the municipality of Santos enacted a statute expropriating our water and sewage systems located in Santos. We filed a writ of mandamus requesting a temporary injunction against the expropriation, which was denied by the trial court. This decision was subsequently reversed by the appellate court, which then issued a temporary injunction suspending the effectiveness of the statute. By August 2, 2002, both the trial and appellate courts had ruled in our favor, but we are currently waiting for a final decision.

On December 20, 2000, we brought an action against the municipality of Santos for payments due under the concession agreement.  Both parties appealed the decision of the courts of first and second instance, and we are currently awaiting the decision of the higher appeal court. We continue to render water and sewage collection services in the municipality of Santos.

On March 25, 2005, the municipality of Itapira approved a decree revoking our concession contract. In addition, a municipal law was enacted revoking an earlier law authorizing the municipality to enter into the contract with us. The municipality of Itapira has further filed a repossession lawsuit seeking to repossess all of the reversible assets, rights, and privileges transferred to us in connection with water and sewage collection services, and has obtained an injunction which was later confirmed by an appellate court decision.  We appealed this decision but we later decided to waive this appeal and filed a compensation lawsuit against the municipality of Itapira.

The municipality of Tuiuti has filed a lawsuit seeking to recognize the inexistence of any judicial or legal grounds for us to provide water and sewage collection services in the municipality of Tuiuti, and to confirm the legality of the expropriation of these services by the municipality.  We filed an answer to the lawsuit requesting that the trial court (i) confirm the existence of a legal relationship between us and the municipality of Tuiuti; and (ii) award damages for the expropriation of our assets.  The trial court ruled against us but awarded us an indemnity of R$541,000, to be updated since March 2006.  Both parties appealed this decision, and the court decided partially in our favor increasing the amount related to damages to R$1.1 million.  We are not currently operating in the municipality of Tuiuti.

The municipality of Cajobi has filed a repossession lawsuit. This lawsuit requests the repossession of water and sewage collection services due to the termination of the concession agreement on November 13, 2006, and an indemnity for all amounts paid to us for water and sewage collection services after November 2006, as well as payments for the use of all the reversible assets, rights and privileges transferred to us in the concession agreement.  The municipality has been rendering the water and sewage collection services since May 29, 2007, based on a judgment by the court of first instance. The amounts involved in this lawsuit are still being evaluated in the judicial proceedings.

The municipality of Araçoiaba da Serra has filed a repossession lawsuit requesting the repossession of water and sewage collection services due to the termination of the concession agreement entered into with us and an indemnity for all amounts paid to us for water and sewage collection services after the termination on September 23, 2006, as well as payment for the use of all the reversible assets, rights and privileges transferred to us in the concession agreement.  A temporary injunction was granted by the appellate court in favor of the municipality of Araçoiaba da Serra and confirmed by the superior courts.

We have filed a lawsuit to collect indemnities from the municipalities of Diadema e Mauá. These  indemnities result from the unilateral termination by these municipalities of the concession contracts entered with us in 1995. We have invested in the construction of water and sewage collection systems in these municipalities to render the contracted services. As a result of the termination of these concession agreements, the municipalities started to directly render water and sewage collection services.

With respect to the collection suit against the municipality of Diadema, in December 2007, the trial court ruled in our favor. The municipality appealed from the decision to the appellate court, and the appellate court decision is still pending. In December 2008, we entered into an agreement with the municipality of Diadema to negotiate the repossession of the water and sewage collection services by us and to also negotiate the indemnity being disputed before the courts.

With respect to the collection suit against the municipality of Mauá, the trial court ruled in our favor, ordering the municipality to pay us R$153.2 million as compensation for our losses.  The municipality appealed this decision to the appellate court, which upheld the trial court’s decision in August 2008.  This decision is not yet final as the municipality has the right to appeal.

We have recorded the indemnities to be received from the municipalities of Diadema and Mauá as non-current assets representing long-term receivables.  As of December 31, 2010, this amount totaled R$146.2 million.

Following the expiry of our concession contract with the municipality of Iperó, the municipality filed a repossession lawsuit requesting the repossession of assets relating to water and sewage services.  In response, we filed a lawsuit on December 30, 2009 to maintain possession or to collect indemnities.  A temporary injunction was granted in our favor on January 5, 2010, but it was thereafter annulled by the court of first instance on January 6, 2010.  We filed an interlocutory appeal, but it was not accepted. Currently, this lawsuit is at the appeals stage with respect to the submissions by both parties. We also filed a precautionary early evidence order in the jurisdiction of the Secretariat of Treasury, which resulted in a summary judgment requiring the early presentation of evidence to establish what assets are related to the provision of the services rendered by SABESP in the municipality of Iperó.

The municipality of Tarumã filed a lawsuit against us in July 2010 requesting an interim injunction requiring (i) the repossession of existing assets necessary for providing water and sewage collection, distribution and treatment services, and (ii) the presentation of documentation demonstrating current income and expenses in the municipality and invoices for services and goods purchased by us to provide services, in order to calculate the indemnity due under article 35, paragraph 4, of the Federal Concessions Law 8,987/95. The lawsuit requested (i) a search warrant if we did not provide the income and expenses information and invoices, (ii) the imposition of a daily fine against us and (iii) that the interim injunction be converted into a permanent order, with the declared assets remaining under the control of the municipality until the payment of the indemnity provided for under article 36 of the Federal Concessions Law. This lawsuit is in the discovery stage, and no definitive judgment has been rendered.  As a result of the interim injunction, we are not operating in the municipality of Tarumã.

We filed an ordinary action against the municipality of President Prudente on January 12, 2001, seeking (i) a declaration in respect of its contractual right to continue to render the services under its concession agreement in the municipality until the formal legal rescission of the concession agreement and (ii) the payment of indemnities. The action also sought a declaration that the acts and threats of the municipality in connection with its planned expropriation were illegal and abusive.  A judgment has been handed down confirming our right to continue to render the services. The decision was appealed, and the decision of the appeal court is still pending. We continue to render services in the municipality of Presidente Prudente pursuant to State Decree No. 21,228/2010, which extended the term of the concession agreement with the municipality until November 29, 2011.

Tariff-Related Legal Proceedings and Consumer Claims

As of December 31, 2010, approximately 1,440 lawsuits had been brought by our commercial customers that claim that their tariff rates should be equal to those of another category of customers and, consequently, seek the reimbursement of the difference between the amounts we collected and those tariffs. We have obtained final decisions both in favor and against us in many of these lawsuits, and have provisioned R$659.2 million as of December 31, 2010 for those lawsuits for which we have determined that the risk of loss is probable.

The Association of Distinguished Bars and Restaurants (Associação de Bares e Restaurantes Diferenciados) has initiated several lawsuits to challenge the 10.0% penalty fee we charge on late water and sewage payments. In several of these cases, trial courts have dismissed the lawsuits based on the plaintiffs’ lack of standing to initiate such a lawsuit. In other cases, the lawsuits were dismissed because a civil public action with respect to the same matter was already being heard in the civil courts of the State of São Paulo. In this civil public action, the civil courts ruled against us, and we have appealed the decision and a decision from the appellate court is still pending. Notwithstanding these legal proceedings, we have reduced to 2.0% the penalty fee we charge all of our customers on late bill payments.

Contractors’ Claims

Certain contractors have filed claims against us alleging damages and underpayment of inflation indexation adjustments, monetary losses incurred in connection with introduction of the real and economic instability of the contract, among other claims. These suits are being handled by different courts, and we have established provisions for them when the expectation of loss is considered probable.  As of December 31, 2010, we had recorded a provision of R$372.9 million for claims whose likelihood of loss is considered probable.

Other Legal Proceedings

We are a party to several civil lawsuits related to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties.  In the year ended December 31, 2010, there was an increase both in the number of lawsuits with probable and possible risk of loss, arising from the increase in lawsuits and the review of the expected outcomes, comprising monetary adjustment, interest and fees.  As of December 31, 2010, we had recorded a provision of R$175.9 million, for claims whose likelihood of loss is considered probable.

The São Paulo State Public Attorney’s Office has filed a public civil action against us seeking (i) to ensure water supply in the municipality of Guarujá is within accepted levels of potability and in accordance with current legislation; (ii) to require us to start building a water treatment station; (iii) to require us to reimburse fees charged to consumers; and (iv) to require us to pay compensation for physical harm and pain and suffering caused by allegedly improper water consumption.  A temporary injunction was granted to the São Paulo State Public Attorney’s Office, and we appealed the decision.  Our appeal was rejected by the appellate court.  We have presented an answer to the complaint, and the lawsuit is currently in the discovery phase.  We have not yet estimated our potential liability with respect to this lawsuit because we currently do not have sufficient information to accurately do so.  We evaluated this proceeding as a possible loss.

On October 29, 2003, the São Paulo State Public Attorney’s Office, on behalf of the people of the State of São Paulo, filed a civil public action in a trial court of the State of São Paulo alleging that a transfer to us of ownership of the Alto Tietê System reservoirs from the DAEE would be illegal.  In October 2004, the court of first instance handed down its judgment on the civil public action and declared the agreement between us, DAEE and the State of São Paulo null and void.  This decision was suspended and we, the State Treasury and DAEE appealed the decision. On August 23, 2010, the appeal was denied.  We have petitioned for clarification of the appeal court’s decision and will seek to take the case to the Supreme Court.  The effects of the appeal court’s decision will be suspended until the end of the legal process.  Our legal counsel has assessed the risk of loss as probable, which would prohibit the transfer of the reservoirs in payment of the accounts receivable due from the State.

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

We are required to maintain a legal reserve, to which we must allocate 5.0% of net profits for each fiscal year until the amount for such reserve equals 20.0% of our paid-in capital.  However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30.0% of our capital.  Net losses, if any, may be offset against the legal reserve.  As of December 31, 2010, the balance of our legal reserve was R$460.0 million, which was equal to 7.5% of our capital.

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

Under Brazilian Corporate Law, any company may authorize in its bylaws the creation of a discretionary reserve.  Bylaws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve.  We may also allocate a portion of our net profits for discretionary allocations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by our shareholders.  Under Law No. 10,313 of October 3, 2001, capital budgets for more than one year must be revised at each annual shareholders’ meeting.  After completion of the relevant capital projects, we may retain the allocation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings.  As of December 31, 2010, we had an investment reserve of R$2,825.0 million.

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

Mandatory Distribution

Brazilian Corporate Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distributable amount.  Under our bylaws, the mandatory distributable amount has been fixed at an amount equal to not less than 25.0% of the amounts available for distribution, to the extent amounts are available for distribution at the end of each given fiscal year.

The mandatory distribution is based on a percentage of adjusted net income, not lower than 25.0%, rather than a fixed monetary amount per share.  Brazilian Corporate Law, however, permits a publicly held company, such as us, to suspend the mandatory distribution if the board of directors and the fiscal committee report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition.  The suspension is subject to the approval of holders of common shares.  In this case, the board of directors must file a justification for such suspension with the CVM.  Profits not distributed by virtue of the suspension mentioned above shall be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial condition of such company permits such payments.

Payment of Dividends

We are required by Brazilian Corporate Law and by our bylaws to hold an annual shareholders’ meeting by the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend when profits were accrued.  The payment of annual dividends is based on the financial statements prepared for the relevant fiscal year.  Under Brazilian Corporate Law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ equity resolution sets forth another date for payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared.  A shareholder has a three year period from the dividend payment date to claim dividends (or interest payments on shareholders’ equity as described under “—Record of Dividend Payments and Interest on Shareholders’ Equity”) distributed on his or her shares, after which the amount of the unclaimed dividends reverts to us.  The depositary will set the currency exchange date to be used for payments to ADS holders as soon as practicable upon receipt of those payments from SABESP.

Our bylaws allow us to pay interim dividends from preexisting and accumulated profits related to the current or preceding fiscal year.

In general, shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil.  The common shares underlying our ADSs are held in Brazil by Banco Itaú Unibanco S.A., as the custodian and agent for the depositary, which is the registered owner of the common shares underlying the ADSs.  Our current registrar is Banco Itaú Unibanco S.A.  The depositary electronically registers the common shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to these shares eligible to be remitted outside Brazil.  See “Item 10.D. Exchange Controls.”

Payments of cash dividends and distributions, if any, will be made in Brazilian reais to the custodian on behalf of the depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs.  See “Item 10.D. Additional Information—Exchange Controls.”  Under current Brazilian law, dividends generally paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to December 31, 1995.  See “Item 10.E. Taxation.”

Record of Dividend Payments and Interest on Shareholders’ Equity

Brazilian corporations are permitted to distribute dividends in the form of a tax-deductible notional interest expense on shareholders’ equity in accordance with Law No. 9,249 of December 26, 1995, as amended.  The rate at which tax-deductible interest may be paid is limited to the product of the average TJLP and shareholders’ equity during the relevant period and cannot exceed the greater of:

•               50.0% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; and

•               50.0% of earnings reserves and retained earnings.

Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15.0% or 25.0% if the beneficiary is resident in a tax haven.  See “Item 10.E. Taxation.”  The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distributable amount.

Dividends and interest on shareholders’ equity over the minimum established in a company’s bylaws are recognized when approved by the shareholders in the general meeting.  Consequently, the amounts recognized as of December 31, 2010, correspond to the minimum established by law of 25.0% of the net profit and the difference was recorded in April 2011 totalling R$456.0 million.

Distributions of dividends

The following table sets forth the distributions of dividends that we made to our shareholders in respect of our 2008, 2009 and 2010 earnings.  All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Year ended December 31,	Aggregate amount distributed	Payment Dates	Payment per share	Payment per ADS
	(in millions of reais)			(in reais)

2008	296.2	June 26, 2009	1.30	2.60
2009	394.2	June 28, 2010	1.73	3.46
2010	456.0(*)	June 28, 2011	2.00	4.00

___________

(*) We recorded dividends in the amount of R$387.2 million, which pursuant to our bylaws is our minimum dividend amount.

Dividend Policy

We intend to declare and pay dividends and/or interest on shareholders’ equity, as required by Brazilian Corporate Law and our bylaws.  Our board of directors may approve the distribution of interest on shareholders’ equity, calculated based on our semiannual or quarterly financial statements.  The declaration of dividends is annual, including dividends in excess of the mandatory distribution, and requires approval by the vote of the majority of the holders of our common shares.  The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders.  Within the context of our tax planning, we may in the future continue to determine that it is in our best interest to distribute interest on shareholders’ equity.

B.    Significant Changes

We are not aware of any significant changes bearing upon our financial condition since the date of the consolidated financial statements included in this annual report.

ITEM 9.        THE OFFER AND LISTING

A.    Offer and Listing Details

Market Price of Common Shares

Our common shares have been listed on the BM&FBOVESPA under the symbol “SBSP3” since June 4, 1997 and, starting on April 24, 2002, have been included in the Novo Mercado segment of that exchange.  As of December 31, 2010, we had 2,649 registered holders of common shares.

On April 30, 2007, our shareholders approved a reverse stock split of 125 common shares into one common share.  IFRS requires the retroactive restatement of earnings-per-share computations for stock dividends, stock splits, and reverse splits.

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

	Reais per 1,000 common shares		U.S. dollar equivalent per ADS (1)		Average daily trading volume (in lots of 1,000 common shares)
	Low	High	Low	High
2006	154.80	308.49	17.10	35.94	52,408
2007	258.99	327.00	30.04	41.99	45,680
2007(2)	37.21	49.10	38.32	53.10	17,008

______________________

(1)  In 2006, each ADS corresponded to 250 common shares

(2) After the reverse stock split of 125 common shares into one common share.

	Reais per common share		U.S. dollar equivalent per ADS (2)		Average daily trading volume
	Low	High	Low	High
2008	18.11	46.50	16.08	56.02	384,463
2009	21.87	37.19	18.39	43.66	351,874
First quarter	21.87	28.86	18.39	24.77	360,725
Second quarter	25.10	32.25	22.56	32.02	334,721
Third quarter	27.50	35.38	29.07	39.18	397,366
Fourth quarter	31.15	37.19	35.79	43.66	306,677
2010	30.27	44.47	32.70	52.56	311,996
First quarter	30.27	34.26	32.70	39.55	323,739
Second quarter	32.36	37.50	35.28	41.63	416,256
Third quarter	33.41	37.90	38.05	44.74	265,725
Fourth quarter	37.59	44.47	44.53	52.56	242,943
2011
January	40.26	45.35	47.98	53.85	355,129
February	40.10	42.71	47.91	51.20	228,385
March	41.13	47.00	49.47	58.35	266,578
April	45.01	47.34	56.72	58.47	259,358
May	45.80	49.50	56.23	60.75	254,973
June (through June 20, 2011)	45.00	49.10	56.39	62.37	300,725

___________________

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

The table below sets forth, for the periods indicated, the reported high and low closing prices for our ADSs on the NYSE.

	Price in U.S. dollars per ADS
	Low	High	Average daily trading volume
2006	17.21	35.35	321,105
2007	29.15	53.57	323,404
2008	16.76	56.35	414,961
2009	18.03	43.40	331,673
First quarter	18.03	25.12	382,314
Second quarter	22.74	32.27	358,534
Third quarter	27.74	39.51	296,588
Fourth quarter	36.58	43.40	292,049
2010	33.09	53.18	275,432
First quarter	33.09	40.16	262.525
Second quarter	35.33	41.54	337,808
Third quarter	37.97	45.51	266,393
Fourth quarter	45.15	53.18	234,667
2011
January	48.60	53.88	327,767
February	48.93	51.87	279,104
March	50.46	58.74	287,049
April	57.06	59.95	267,412
May	56.91	61.54	291,459
June (through June 20, 2011)	57.11	62.63	340,863

B.    Plan of Distribution

Not applicable.

C.    Markets

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

Trading on the BM&FBOVESPA is significantly less liquid than trading on the NYSE or other major exchanges in the world.  Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a controlling group or by government entities.  As of the end of 2010, the BM&FBOVESPA had a total market capitalization of approximately US$1.5 billion (R$2.6 billion) and an average daily trading volume of US$3.7 billion (R$6.5 billion).  The top ten stocks in terms of 2010 trading volume accounted for approximately 49% of all shares traded on the BM&FBOVESPA as of December 31, 2010.  As of December 31, 2010, we accounted for approximately 0.4% of the market capitalization of all listed companies on BM&FBOVESPA.

Trading on the BM&FBOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a “non-Brazilian holder,” is subject to certain limitations under Brazilian foreign investment regulations.  With limited exceptions, non-Brazilian holders may trade on Brazilian stock exchanges in accordance with the requirements of CMN Resolution No. 2,689, which requires that securities held by non-Brazilian holders be maintained in the custody of financial institutions authorized by the Central Bank and by the CVM or in deposit accounts with financial institutions.  In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on the BM&FBOVESPA or qualified over-the-counter markets.  With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non‑Brazilian holders through a private transaction.  See “Item 10.E. Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non‑Brazilian holders who qualify under Resolution No. 2,689.

The Novo Mercado Segment

Since April 24, 2002, our common shares have been listed on the Novo Mercado segment of the BM&FBOVESPA.  The Novo Mercado is a listing segment designed for the trading of shares issued by companies that voluntarily undertake to abide by some additional corporate governance practices and disclosure requirements in addition to those already required under Brazilian law.  A company in the Novo Mercado must follow good practices of corporate governance.  These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.  On April 18, 2002 and on June 19, 2006, our shareholders approved changes to our bylaws to comply with the Novo Mercado requirements.  In addition, the Novo Mercado provides for the creation of a Market Arbitration Chamber for conflict resolution between investors and companies listed in the Novo Mercado.

In addition to the obligations imposed by current Brazilian law, a company listed on the Novo Mercado is obligated to:

•               maintain only voting shares;

•               hold public offerings of shares in a manner favoring diversification of the company’s shareholder base and broader access to retail investors;

•               maintain a minimum free float of at least 25.0% of the outstanding capital stock of the company;

•               grant tag along rights for all shareholders in connection with a transfer of control of the company;

•               limit the term of all members of the board of directors to two years;

•               ensure that at least 20.0% of the members of the board of directors are independent, as defined under the Novo Mercado regulation;

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

On May 10, 2011, the Novo Mercado rules were revised and currently establish the following additional obligations:

•               the chairman of the board of directors is prohibited from simultaneously holding the position of chief executive officer;

•               the board of directors must disclose its opinion on take over proposals within 15 days from the presentation of the proposal; and

•               the company must have a securities purchase policy and a code of ethics.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385 of December 7, 1976, and Brazilian Corporate Law, each as amended and supplemented, and by regulations issued by the CVM, which has regulatory authority over the stock exchanges and securities markets generally, by the CMN, and by the Central Bank, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.  These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and criminal penalties for insider trading and price manipulation.  They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges.  Nevertheless, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets.

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

Trading on the BM&FBOVESPA by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation.  The Brazilian custodian for our common shares underlying the ADSs must, on behalf of the depositary for our ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto.  In the event that a holder of ADSs exchanges ADSs for common shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange.  Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless the holder obtains a new registration.  See “Item 10.D. Exchange Controls.”

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

The following is a summary of the material terms of our common shares, including related provisions of our bylaws and Brazilian Corporate Law.  This description is qualified by reference to our bylaws and to Brazilian law.

Corporate Purposes

We are a mixed capital company (sociedade de economia mista) of unlimited duration, incorporated on September 6, 1973, with limited liability, duly organized and operating under Brazilian Corporate Law.  As set forth in Article 2 of our bylaws, our corporate purpose is to render basic sanitation services, aimed at the universalization of basic sanitation in the State of São Paulo without harming our long-term financial sustainability.  Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from its assets, operations and activities.  We are allowed to act, in a subsidiary form, in other Brazilian locations and abroad.

Directors’ Powers

Although our bylaws contain no specific provisions regarding a director or executive officer’s power to vote on a proposal, arrangement or contract in which that director has a material interest, under Brazilian Corporate Law, a director or an executive officer is prohibited from voting in any meeting or with respect to any transaction in which that director or executive officer has a conflict of interest with the company and must disclose the nature and extent of the conflicting interest to be recorded in the minutes of the meeting.  In any case, a director or an executive officer may not transact any business with the company, including any borrowing, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties.

Under our bylaws, our shareholders are responsible for establishing the compensation we pay to the members of our board of directors, members of the fiscal committee and the executive officers.

Pursuant to Brazilian Corporate Law, each member of our board of directors must be a shareholder of our Company and, pursuant to our bylaws, a resident of Brazil.  Our bylaws do not establish any mandatory retirement age limit.

See also “Item 6.A. Directors and Senior Management.”

Description of Common Shares

General

Each common share entitles the holder thereof to one vote at our annual or special shareholders’ meetings.  Brazilian Corporate Law requires that all our shareholders’ meetings be called by publication of a notice in the Diário Oficial do Estado de São Paulo, the official government publication of the State of São Paulo, and in a newspaper of general circulation in our principal place of business, currently the city of São Paulo, at least fifteen days prior to the meeting.  In addition, the CVM may also require the first call for a shareholders’ meeting to be up to 30 days before such shareholders’ meeting.  The quorum to hold shareholders’ meetings on first call requires the attendance of shareholders, either in person or by proxy, representing at least 25.0% of the shares entitled to vote and, on second call, the meetings can be held with the attendance of shareholders, also either in person or by proxy, representing any number of shares entitled to vote.

Under Brazilian Corporate Law, our common shares are entitled to dividends or other distributions made in respect of our common shares in proportion to their share of the amount available for the dividend or distribution.  See “Item 8.A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” for a more complete description of payment of dividends and other distributions on our common shares.  In addition, upon any liquidation of our Company, our common shares are entitled to our remaining capital after paying our creditors in proportion to their ownership interest in us.

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

According to Brazilian Corporate Law, neither a company’s bylaws nor actions taken at a general meeting of shareholders may deprive a shareholder of certain rights, such as:

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

Pursuant to Brazilian Corporate Law and our bylaws, each of our common shares carries the right to one vote at our shareholders’ meetings.  We may not restrain or deny that right without the consent of the holders of a majority of the shares affected.

Neither Brazilian Corporate Law nor our bylaws expressly addresses:

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

In addition, shareholders owning at least 15.0% of the capital may request the right to elect, separately a member of the Board of Directors.

Preemptive Rights

Each of our shareholders has a general preemptive right to subscribe for shares or securities convertible into shares in any capital increase, in proportion to his or her ownership interest in us, except in the event of the grant and exercise of any option to acquire shares of our capital stock.  The preemptive rights are valid for a 30‑day period from the publication of the announcement of the capital increase.  Shareholders are also entitled to sell this preemptive right to third parties.  Under Brazilian Corporate Law, we may amend our bylaws to eliminate preemptive rights or to reduce the exercise period in connection with a public offering of shares or an exchange offer made to acquire another company.  Currently, our bylaws provide our shareholders with preemptive rights with respect to any offering.

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or of common shares, would, except under circumstances described above, have preemptive rights to subscribe for any class of our newly issued shares.  However, an ADS holder may not be able to exercise the preemptive rights relating to the common shares underlying his or her ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.  See “Item 3.D. Risk Factors—Risks Relating to Our Common Shares and ADSs—A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.”

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

The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting that approved a corporate action described above.  We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial condition.  Brazilian Corporate Law allows companies to redeem their shares at their economic value, subject to the provisions of their bylaws and certain other requirements.  Our bylaws currently do not provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to Brazilian Corporate Law would be made based on the book value per share, determined on the basis of the last balance sheet approved by the shareholders.  However, if a shareholders’ meeting giving rise to redemption rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such shareholders’ meeting.

In addition, the rights of withdrawal in the third, fourth and eighth bullet points above may not be exercised by holders of shares if such shares (i) are liquid, defined as being part of the BM&FBOVESPA index or other stock exchange index (as defined by the CVM), and (ii) are widely held, such that the controlling shareholder or companies it controls have less than 50.0% of our shares.  Our common shares are included on the BM&FBOVESPA index.

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

Conversion Right

Not applicable because our capital stock is only comprised of common shares.

Especial and General Meetings

Unlike the laws governing corporations incorporated under the laws of the State of Delaware, the Brazilian corporation law does not allow shareholders to approve matters by written consent obtained as a response to a consent solicitation procedure.  All matters subject to approval by the shareholders must be approved in a general meeting, duly convened pursuant to the provisions of Brazilian corporation law.  Shareholders may be represented at a shareholders’ meeting by attorneys-in-fact who are (i) shareholders of the corporation, (ii) a Brazilian attorney, (iii) a member of management or (iv) a financial institution.

General and special shareholders’ meetings may be called by publication of a notice in the Diário Oficial do Estado de São Paulo and in a newspaper of general circulation in our principal place of business at least 15 days prior to the meeting.  Special meetings are convened in the same manner as general shareholders’ meetings and may occur immediately before or after a general meeting.

At duly called and convened meetings, our shareholders are empowered to take any action regarding our business.  Shareholders have the exclusive right, during our annual shareholders’ meetings required to be hold within 120 days of the end of our fiscal year, to approve our financial statements and to determine the allocation of our net income and the distribution of dividends related to the fiscal year immediately preceding the meeting.  The members of our board of directors are generally elected at annual shareholders’ meetings.  However, according to Brazilian corporation law, they can also be elected at extraordinary shareholders’ meetings.  At the request of shareholders holding a sufficient number of shares, a fiscal committee can be established and its members elected at any shareholders’ meeting.

A special shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year.  Our shareholders may take the following actions, among others, exclusively at shareholders’ meetings:

•               election and dismissal of the members of our board of directors and our fiscal committee, if the shareholders have requested the set up of the latter;

•               approval of the aggregate compensation of the members of our board of directors and board of executive officers, as well as the compensation of the members of the fiscal committee, if one has been established;

•               amendment of our bylaws;

•               approval of our merger, consolidation or spin-off;

•               approval of our dissolution or liquidation, as well as the election and dismissal of liquidators and the approval of their accounts;

•               granting stock awards and approval of stock splits or reverse stock splits;

•               approval of stock option plans for our management and employees, as well as for the management and employees of other companies directly or indirectly controlled by us;

•               approval, in accordance with the proposal submitted by our board of directors, of the distribution of our net income and payment of dividends;

•               authorization to delist from the Level 2 of Differentiated Corporate Governance Practices and to become a private company, except if the cancellation is due to a breach of the Level 2 regulations by management, and to retain a specialized firm to prepare a valuation report with respect to the value of our shares, in any such events;

•               approval of our management accounts and our financial statements;

•               approval of any primary public offering of our shares or securities convertible into our shares; and

•               deliberate upon any matter submitted by the board of directors.

Limitations on Rights to Own Securities

There are no limitations under Brazilian law and our bylaws on the rights of non-residents or foreign shareholders to own securities, including the rights of such non-resident or foreign shareholders to hold or exercise voting rights.

Anti-Takeover Provisions

Pursuanto to article 9 of our bylaws and the Novo Mercado regulations, any party that acquires our control must extend a tender offer for common and preferred shares held by non-controlling shareholders at the same conditions and purchase price paid to the controlling shareholder.  In addition, State Law No. 119/73, which created our Company, requires the State to hold the majority of our common shares at all times.

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

Capital Reserve

Our capital reserve is comprised of tax incentives and donations from government agencies and private entities received through December 31, 2007.  As of December 31, 2010, we had a capital reserve of R$124.3 million.

Investment Reserve

Our investment reserve is comprised specifically of internal funds for expansion of water and sewage service systems.  As of December 31, 2010, we had an investment reserve of R$2,825.0 million.

Legal Reserve

Under Brazilian Corporate Law, we are required to record a legal reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20.0% of paid-in capital.  Any accumulated deficit may be charged against the legal reserve.  As of December 31, 2010, the balance of our legal reserve was R$460.0 million.

Arbitration

In connection with our listing with the Novo Mercado segment of the BM&FBOVESPA, we, our shareholders, directors and officers have undertaken to refer to arbitration any and all disputes or controversies arising out of the Novo Mercado rules or any other corporate matters.  See “Item 9.C. Markets.”  Under our bylaws, any dispute among us, our shareholders and our management with respect to the application of Novo Mercado rules, Brazilian Corporate Law, the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the BM&FBOVESPA Arbitration Rules in the Market Arbitration Chamber.  Any dispute among shareholders, including holders of ADSs, and any dispute between us and shareholders, including holders of ADSs, will also be submitted to arbitration.

Options

There are currently no outstanding options to purchase any of our common shares.

C.    Material Contracts

For a description of the material contracts entered into by SABESP and the State, see “Item 7.B. Related Party Transactions—Transactions with the State of São Paulo—Agreements with the State.”

D.    Exchange Controls

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

Resolution No. 1,927 of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.  The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs.  Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment under certain circumstances.  See “Item 3.D. Risk Factors—Risks Relating to Our Common Shares and ADSs—Investors who exchange ADSs for common shares may lose their ability to remit foreign currency abroad and to obtain Brazilian tax advantages” and “Item 10.E. Taxation—Brazilian Tax Considerations.”

E.    Taxation

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

A non‑Brazilian holder of ADSs may withdraw them in exchange for common shares in Brazil.  Pursuant to Brazilian law, the non‑Brazilian holder may invest in the common shares under Resolution 2,689, of January 26, 2000, of the CMN (“2,689 holder”).

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

For Brazilian purposes, as of January 2009, tax haven is considered a regime:  (i) that does not impose income tax or when doing so at a rate of 20% or lower, (ii) that grants a tax benefit to a non- resident individual or entity:  (a) without substantial requirements, and/or (b) dependent upon the carrying out of non-substantial economic activities; (iii) that does not impose tax on foreign income or when doing so at a rate of 20% or lower; (iv) that does not allow access to information regarding the corporate organization or structure of the resident entity or the ownership of its shares or stocks or to their economic activities.  In this respect, it should be pointed out that the new concept of tax havens is applicable to transfer pricing rules and to laws that make express referral to this law.  However, it is possible that the Brazilian IRS may apply the new concept to other laws which adopted the similar concept, but are not bound to the transfer pricing rules, such as the rule regarding non‑residents resident in tax havens which trade in the local stock exchange.  The Brazilian IRS has not yet issued regulations or a new black list based on this new concept.

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

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by a non‑Brazilian holder, except for gift and inheritance taxes, which are levied by some states of Brazil on gifts made or inheritances bestowed by a non‑Brazilian holder to individuals or entities resident or domiciled within such states in Brazil.  There is no Brazilian stamp, issue, registration, or similar taxes or duties payable by a non‑Brazilian holder of common shares or ADSs.

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

United States Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs as of the date hereof.  This discussion applies only to a beneficial owner of common shares or ADSs that is a “U.S. holder”.  As used herein, the term “U.S. holder” means a beneficial owner of a common share or ADS that, for U.S. federal income tax purposes, is:

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.  A U.S. holder that is a partner of a partnership holding common shares or ADSs should consult its tax advisors.

Except where noted, this discussion deals only with common shares or ADSs held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and does not deal with U.S. holders that may be subject to special U.S. federal income tax rules, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks or other financial institutions, tax-exempt organizations, insurance companies, real estate investment trusts, regulated investment companies, persons holding common shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, pass-through entities and investors in a pass-through entity, persons owning 10% or more of our voting stock, or persons whose “functional currency” is not the U.S. dollar.

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

Except as specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  Please see the discussion under “—Passive Foreign Investment Company Rules” below.  Further, this discussion does not address the U.S. federal estate and gift, alternative minimum tax, state, local or non‑U.S. tax consequences of acquiring, holding or disposing of common shares or ADSs.

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

Taxation of Dividends

The gross amount of distributions paid to a U.S. holder (including amounts withheld by the Brazilian taxing authority, if any, and any payments of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be treated as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Such income generally will be includable in a U.S. holder's gross income as ordinary income when actually or constructively received by the U.S. holder, in the case of common shares, or when actually or constructively received by the Depositary, in the case of ADSs.  Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.  To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax‑free return of capital to the extent of the U.S. holder’s adjusted tax basis in the common shares or ADS, causing a reduction in such adjusted tax basis (and thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized on a subsequent disposition of our common shares or ADSs), and thereafter as capital gain recognized on a sale or exchange.  Because we do not expect to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, U.S. holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.  Distributions of additional common shares or ADSs to U.S. holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

The amount of any dividend paid in reais will equal the U.S. dollar value of the reais received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder, in the case of common shares, or by the Depositary, in the case of ADSs, regardless of whether the reais are converted into U.S. dollars.  If the reais received as a dividend are not converted into U.S. dollars on the date of receipt, the U.S. holder will have a tax basis in the reais equal to their U.S. dollar value on the date of receipt.  Any gain or loss realized on a subsequent conversion or other disposition of the reais will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss.  If dividends paid in reais are converted into U.S. dollars on the day they are received by the U.S. holder or the Depositary, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any reais received by the U.S. holder or the Depositary or its agent are not converted into U.S. dollars on the date of receipt.

Certain dividends received by certain non‑corporate U.S. holders may be eligible for preferential tax rates so long as (1) specified holding period requirements are met, (2) the U.S. holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) the company paying the dividend is a “qualified foreign corporation” and (4) the company is not a PFIC for U.S. federal income tax purposes, in the year of distribution or the prior year.  We do not believe that we were classified as a PFIC for our prior taxable year nor do we expect to be classified as a PFIC for the current taxable year.  We generally will be treated as a qualified foreign corporation with respect to our ADSs so long as the ADS remain listed on the NYSE.  Based on existing guidance, however, it is not entirely clear whether dividends received with respect to the common shares (to the extent not represented by ADSs) will be eligible for this treatment, because the common shares are not themselves listed on a U.S. exchange. U.S. holders should consult their own tax advisors about the application of this preferential tax rate to dividends paid directly on common shares.

Subject to certain complex limitations and conditions (including a minimum holding period requirement), Brazilian income taxes withheld on dividends, if any, may be treated as foreign income taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability.  Alternatively, at a U.S. holder’s election if it does not elect to claim a foreign income tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income.  For purposes of calculating the foreign tax credit, dividends paid on our common shares will be treated as income from sources outside the United States.  For the purposes of the U.S. foreign tax credit limitations, the dividends paid by us should generally constitute “passive category income” for most U.S. holders. The rules governing the foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Capital Gains

For U.S. federal income tax purposes, a U.S. holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share or ADS in an amount equal to the difference between the U.S. dollar value of the amount realized for the common share or ADS and the U.S. holder's adjusted tax basis in the common share or ADS, determined in U.S. dollars.  Such gain or loss will generally be capital gain or loss.  The capital gain or loss will be long‑term capital gain or loss if at the time of sale, exchange or other taxable disposition the U.S. holder has held our common shares or ADSs for more than one year.  Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation.  The deductibility of capital losses is subject to limitations.  Any gain or loss recognized by a U.S. holder will generally be treated as U.S. source gain or loss.  Consequently, a U.S. holder may not be able to use the foreign tax credit arising from Brazilian income tax imposed, if any, on the disposition of a common share or ADS unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income treated as derived from foreign sources.  Although we do not believe that U.S. holders will be entitled to a credit or deduction with respect to any IOF tax paid on our common shares (as discussed above in “—Brazilian Tax Considerations—Tax on Financial Transactions (Imposto sobre Operações Financeiras, or IOF)”, U.S. holders should, however, be entitled to include the amount of the IOF tax paid as part of their initial tax basis in such common shares.

Passive Foreign Investment Company Rules

Based upon our current and projected income, assets, activities and business plans, we do not expect the common shares or ADSs to be considered shares of a PFIC for our current fiscal year (although the determination cannot be made until the end of such fiscal year), and we intend to continue our operations in such a manner that we do not expect to be classified as a PFIC in the foreseeable future.  However, because the determination of whether the common shares or ADSs constitute shares of a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the common shares or ADSs will not be considered shares of a PFIC for any fiscal year.  If the common shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC.  If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not be qualified dividend income eligible for preferential rates of U.S. federal income taxation.  In addition, a U.S. holder that owns common shares or ADSs during any taxable year that we are treated as a PFIC would generally be required to file IRS form 8621, as well as comply with additional annual filing requirements imposed under recently enacted legislation.  U.S. holders should consult their own tax advisors regarding the application of the PFIC rules (including any information reporting requirements in connection therewith) to the common shares or ADSs.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our common shares or ADSs or the proceeds received on the sale, exchange, or redemption of our ADSs, in each case to the extent treated as being paid within the United States (and in certain cases, outside of the United States) to a U.S. holder unless a U.S. holder establishes its status as an exempt recipient, and backup withholding may apply to such amounts if the U.S. holder does not establish its status as an exempt recipient or fails to provide a correct taxpayer identification number and certify that such U.S. holder is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against such U.S. holder's U.S. federal income tax liability provided the U.S. holder timely furnishes the required information to the IRS.

In addition, U.S. holders should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by a financial institution, if the aggregate value of all of such assets exceeds $50,000.  U.S. holders should consult their own tax advisors regarding the application of the information reporting rules to our common shares and ADSs and the application of the recently enacted legislation to their particular situation.

F.    Dividends and Payments Agents

Not applicable.

G.    Statements by Experts

Not applicable.

H.    Documents on Display

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

I.     Subsidiary Information

Not applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks—in particular, foreign currency risk and interest rate risk.  We are exposed to foreign currency risk because a substantial portion of our financial indebtedness is denominated in foreign currencies, primarily the U.S. dollar, while we generate all of our net operating revenues in reais.  Similarly, we are subject to interest rate risk based upon changes in interest rates, which affect our net financial expenses.  For further information on our market risks, see Note 3.1 to our consolidated financial statements.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt Securities

Not applicable.

B.    Warrants and Rights

Not applicable.

C.    Other Securities

Not applicable.

D.    American Depositary Shares

In the United States, our common shares trade in the form of ADS.  Each ADS represents two common shares, issued by The Bank of New York Mellon, as Depositary pursuant to a Deposit Agreement.  The ADSs commenced trading on the NYSE on May 10, 2002.

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

Reimbursement of Fees

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program.  The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees.  The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of United States federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls.  It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities.  In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

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

Reimbursement of Fees Incurred in 2010

From January 1, 2010 until the date of this annual report, the Company received from the depositary US$595,443 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.      CONTROLS AND PROCEDURES

a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13a-15(e), as of the year ended December 31, 2010.

As a result of this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were both designed and effective at the reasonable assurance level as of December 31, 2010, that the information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, as appropriate to allow timely decisions regarding required disclosure.

b) Management’s Report on Internal Control over Financial Reporting

Our management’s annual report on internal control over financial reporting is included in this annual report on page F-2.

c) Attestation Report of the Registered Public Accounting Firm

The opinion by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is included in the report of PricewaterhouseCoopers Auditores Independentes that is included in this annual report on page F-3.

d) Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16       [RESERVED]

A.    Audit Committee Financial Expert

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

B.    Code of Ethics

We have adopted a code of business conduct and ethics, as defined in Item 16B of Form 20-F under the Exchange Act.  Our code of business conduct and ethics, called Code of Ethics and Conduct, applies to all of our employees, including our directors, chief executive officer, chief financial officer and chief accounting officer, as well as our suppliers and third-party contractors.  Our Code of Ethics and Conduct is available on our web site at http://www.sabesp.com.br at the following location:  Investors Relations – Corporate Governance.  If we amend the provisions of our Code of Ethics and Conduct, or if we grant any waiver of such provisions, we will disclose the amendment or waiver on our web site at the same address.  You can obtain copies of our Code of Ethics and Conduct, without charge, upon request to sabesp.ri@sabesp.com.br.

C.    Principal Accountant Fees and Services

PricewaterhouseCoopers Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2008, 2009 and 2010.

The following table presents the aggregate fees for professional services and other services rendered to us by PricewaterhouseCoopers Auditores Independentes in 2009 and 2010:

	Year ended December 31,
	2009	2010
	(in millions of reais)

Audit Fees(1)	2.3	2.6
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	2.3	2.6

_________________

(1)   Audit Fees are the fees billed by PricewaterhouseCoopers for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Pre-approval policies and procedures

Pursuant to Brazilian law, our board of directors is responsible, among other matters, for the selection, dismissal and oversight of our independent registered public accounting firm.  Our management is required to obtain the board of directors’ approval before engaging an independent registered public accounting firm to provide any audit or permitted non-audit services to us.  The Brazilian Federal and State Public Bidding Laws also apply to us with respect to obtaining services from third parties for our business, including the services provided by our independent registered public accounting firm.  As part of the bidding process, the independent registered public accounting firm is required to submit proposals, and are then selected by us based on certain criteria including technical expertise and cost.

During 2009 and 2010, PricewaterhouseCoopers Auditores Independentes did not provide non-audit services to us.

D.    Exemptions from the Listing Standards for Audit Committees

None.

E.    Purchases of Equity Securities by Issuer and Affiliated Purchasers

Not applicable.

F.    Change in Registrant’s Certifying Accountant

Not applicable.

G.    Corporate Governance

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards.  As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies.  Under the NYSE rules, we are required only to:  (a) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (b) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules, and (c) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.  The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors.  Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company.  Brazilian law does not have a similar requirement.  Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board.  However, both the Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors.  Our board of directors must have a minimum of five members and 20% of the board (even if the board consists of greater than five members) must be independent as defined under Novo Mercado Regulations.  Currently, three of our ten directors are independent, pursuant to the Novo Mercado Listing Regulations.  We believe these rules provide adequate assurances that our directors are independent; however, they do not require that we have a majority of independent directors, as required under the NYSE rules.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present.  The Brazilian Corporate Law does not have a similar provision.  According to the Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management.  There is no requirement that non-management directors meet regularly without management.  Our chairperson and Chief Executive Officer is a member of our board of directors.  All other members of our Board of Directors meet the NYSE’s definition of “non-management” directors.  The non-management directors on our board do not typically meet in executive session.  Our board of directors consists of ten non-management directors.

Fiscal Committee

Under the Brazilian Corporate Law, the Conselho Fiscal, or fiscal committee, is a corporate body independent of management and a company’s external auditors.  The fiscal committee may be either permanent or non-permanent, in which case it is appointed by the shareholders to act during a specific fiscal year.  A fiscal committee is not equivalent to, or comparable with, a U.S. audit committee.  The primary responsibility of the fiscal committee is to review management’s activities and a company’s financial statements, and to report its findings to a company’s shareholders.  The Brazilian Corporate Law requires fiscal committee members to receive as remuneration at least 10% of the average annual amount paid to a company’s executive officers.  The Brazilian Corporate Law requires a fiscal committee to be composed of a minimum of three and a maximum of five members and their respective alternates.

Under the Brazilian Corporate Law, the fiscal committee may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, or (iv) are spouses or relatives of any member of our management, up to the third degree.

Our fiscal committee consists of five members and five alternates and the members meet once a month.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.  However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian Corporate Law.  Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance.  The audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps coordinate their activities.  It also evaluates the effectiveness of our internal financial and legal compliance controls.  The audit committee comprises three members elected by the board of directors for a one-year term with the right to re-election, all three of which are independent.  The current members of our audit committee are Jerônimo Antunes, Reinaldo Guerreiro and Heraldo Gilberto de Oliveira.  All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements.  Jerônimo Antunes is the committee’s “financial expert” within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

Nomination/Corporate Governance and Compensation Committees

NYSE rules require that listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.  Required responsibilities for the nominating/corporate governance committee include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company.  Required responsibilities for the compensation committee include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive-compensation and equity-based plans.

We are not required under applicable Brazilian law to have a nomination/corporate governance committee or compensation committee.  Under the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting.  The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members.  In making such determinations, the board reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. We do not currently have any equity compensation plan.  If such a plan were to be implemented, there is no requirement under Brazilian Corporate Law for the plan to be approved by our shareholders.  However, if the issuance of new shares in connection with any equity compensation plan exceeded the authorized capital under our bylaws, the increase in capital would require shareholder approval.

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

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.  Our internal audit department is under the supervision of our Chief Executive Officer and our audit committee and is responsible for our compliance with the requirements of Section 404 of the U.S. Sarbanes Oxley Act of 2002 regarding internal control over financial reporting.  Our internal audit department reports to our chief executive officer and the audit committee.

PART III

ITEM 17.      FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.      FINANCIAL STATEMENTS

The following financial statements, together with the Report of Independent Registered Public Accounting Firms, are filed as part of this annual report.  See “Index to Consolidated Financial Statements.”

ITEM 19.      EXHIBITS

Item	Description
1.1	By-laws of the Registrant (English translation) (incorporated by reference to the Form 6-K filed on June 9, 2011).
4.1

Agreement between the Registrant and the State Department of Water and Energy (Departamento de Águas e Energia Elétrica—DAEE), dated April 24, 1997 (English translation) (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 filed on April 8, 2002 (the “April 8, 2002 Form F-1”).

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

4.7

First Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated March 22, 2004.  (English Translation) (incorporated by reference to Exhibit 4.7 to the Form 20-F filed on June 28, 2004).

Item	Description
4.8

Second Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated December 28, 2007.  (English Translation) (incorporated by reference to the Form 6-K filed on February 25, 2008).

4.9

Third Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated November 17, 2008.  (English Translation) (incorporated by reference to the Form 6-K filed on December 23, 2008).

4.10	Commitment Agreement, between the Registrant and the State of São Paulo, dated March 26, 2008. (English Translation) (incorporated by reference to the Form 6-K filed on April 28, 2008).
4.11	Agreement Executed between the Registrant and the São Paulo City Government, dated November 14, 2007 (English Translation) (incorporated by reference to the Form 6-K filed on March 12, 2008).
4.12

Amendment to the Agreement Executed between the Registrant and the São Paulo City government, dated February 10, 2008 (English Translation) (incorporated by reference to the Form 6-K filed on May 12, 2008).

4.14	The Audit Committee Charter dated February 11, 2010 (English Translation) (incorporated by reference to the Form 6-K filed on April 20, 2010).
4.15

Convention between the State and the city of São Paulo, dated June 23, 2010, with the intermediation and consent of the Registrant and of the ARSESP (English Translation) (incorporated by reference to the Form 6-K filed on July 13, 2010).

4.16

Contract to provide public water supply and sewage services, among the Registrant, the State and the city of São Paulo, dated June 23, 2010 (English Translation) (incorporated by reference to the Form 6-K filed on July 13, 2010).

11.1	Code of Ethics and Conduct dated January 26, 2006 (English Translation) (incorporated by reference to the Form 6-K filed on July 7, 2008).
12.1	Certification of Dilma Seli Pena, Chief Executive Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of Dilma Seli Pena, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2

Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

By:     /s/ Dilma Seli Pena
Name:   Dilma Seli Pena
Title:      Chief Executive Officer

By:     /s/ Rui de Britto Álvares Affonso
Name:   Rui de Britto Álvares Affonso
Title:      Chief Financial Officer and Investor Relations Officer

Date:      June 27, 2011

Companhia de Saneamento
Básico do Estado de São Paulo -
SABESP

IFRS Consolidated Financial Statements

as of and for the years ended

December 31, 2010 and 2009

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. Based on that assessment, management has concluded that as of December 31, 2010, the Company's internal control over financial reporting is effective. As a result of this evaluation, the principal executive officer and principal financial officer of the Company concluded that its disclosure controls and procedures were both designed and effective at the reasonable assurance level as of December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

_________________________

/S/ Dilma Seli Pena

Chief Executive Officer

June 2, 2011

_________________________

/s/ Rui de Britto Álvares Affonso

Chief Financial Officer and

Investor Relations Officer

June 2, 2011

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the "Company") as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the three-years period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management Report on Internal Control over Financial Reporting". Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

São Paulo, Brazil

June 2, 2011

/s/ PricewaterhouseCoopers

Auditores Independentes

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Consolidated Balance Sheets as of December 31, 2010 and 2009

Amounts in thousands of reais

		December	December			December	December
Assets	Note	31, 2010	31, 2009	Liabilities and equity	Note	31, 2010	31, 2009

Current assets				Current liabilities
Cash and cash equivalents	5	1,989,179	771,008	Accounts payable to suppliers and contractors		144,043	195,765
Restricted cash	6	302,570	112,750	Other trade accounts payable		378,256	239,494
Customer accounts receivable, net	7	971,318	1,179,730	Current portion of long-term loans and financing	12	1,242,143	1,009,947
Accounts receivable from related party, net	8	137,772	135,987	Accrued payroll and related charges		246,467	239,152
Inventories		36,096	39,877	Income taxes payable		-	88,637
Taxes recoverable		108,675	3,017	Other taxes payable	13	158,050	130,230
Other assets		44,511	28,754	Interest on shareholders' equity payable		354,254	365,442
				Provisions	15	766,603	643,863
Total current assets		3,590,121	2,271,123	Other liabilities		216,298	168,600

Noncurrent assets				Total current liabilities		3,506,114	3,081,130
Customer accounts receivable, net	7	352,839	266,543
Accounts receivable from related party, net	8	231,076	260,365	Noncurrent liabilities
Indemnities receivable	9	146,213	146,213	Loans and financing	12	7,022,472	5,548,023
Escrow deposits		43,543	46,365	Other taxes payable	13	53,045	85,029
Deferred income taxes	14	78,440	43,636	Accrued taxes on revenues		112,962	120,417
Intangible assets, net	10	18,546,836	16,917,417	Provisions	15	693,227	824,957
Property, plant and equipment, net	11	249,606	190,430	Pension obligations	16	1,804,038	1,831,753
Other assets		111,910	101,032	Other liabilities		476,926	313,231

Total noncurrent assets		19,760,463	17,972,001	Total noncurrent liabilities		10,162,670	8,723,410

				Equity	17
				Capital stock		6,203,688	6,203,688
				Capital reserve		124,255	124,255
				Earnings reserves and retained earnings		3,353,857	2,110,641

				Total equity		9,681,800	8,438,584

Total assets		23,350, 584	20,243,124	Total equity and liabilities		23,350,584	20,243,124

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Consolidated Statements of Income

Years Ended December 31, 2010, 2009 and 2008

Amounts in thousands of reais, unless otherwise indicated

	Note	2010	2009	2008

Continuing operations:
Net revenue from sales and services	20	9,231,027	8,579,519	7,809,294
Cost of sales and services	21	(5,194,548)	(5,087,254)	(4,482,853)

Gross profit		4,036,479	3,492,265	3,326,441

Selling expenses	21	(712,946)	(610,422)	(499,701)
Administrative expenses	21	(653,200)	(717,100)	(579,981)
Other operating income (expenses), net	23	1,830	(44,425)	(125,494)

Operating profit		2,672,163	2,120,318	2,121,265

Financial expenses	22	(789,467)	(765,197)	(842,784)
Financial income	22	343,914	226,782	308,612
Inflation adjustment and foreign exchange result, net	22	66,146	528,449	(438,869)

Financing cost, net		(379,407)	(9,966)	(973,041)

Profit before income tax and social contribution		2,292,756	2,110,352	1,148,224
Income tax and social contribution
Current	14	(697,115)	(748,708)	(548,373)
Deferred	14	34,806	146,103	263,095

		(662,309)	(602,605)	(285,278)
Net income for the year attributable to the Company's shareholders		1,630,447	1,507,747	862,946

Earnings per share - basic and diluted (in reais)	18	7.16	6.62	3.79

The Company does not have cumulative comprehensive income; therefore, the statement of comprehensive income has not been presented in the consolidated financial statements

The accompanying notes are an integral part of these financial statement.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Consolidated Statements of Changes in Equity

as of December 31, 2010, 2009 and 2008

Amounts in thousands of reais unless otherwise indicated

			Attributable to owners of the parent
				Earnings reserves
						Additional	Retained
	Note	Capital stock	Capital reserve	Legal reserve	Investments reserve	proposed dividend	earnings (losses)	Total

Balances as of January 1, 2008		3,403,688	124,255	306,654	3,609,580	-	(685,941)	6,758,236
Comprehensive income
Net income for the year		-	-	-	-	-	862,946	862,946

Total comprehensive income		-	-	-	-	-	862,946	862,946

Transactions with owners
Capitalization of investments reserve	17(a)	2,800,000	-	-	(2,800,000)	-	-	-
Allocation to legal reserve	17(e)	-	-	3,178	-	-	(3,178)	-
Interest on shareholders' equity (R$ 1.30 per share)		-	-	-	-	-	(296,188)	(296,188)
Allocation from investments reserve to retained earnings (losses)		-	-	-	(122,361)	-	122,361	-

Total transactions with owners		2,800,000	-	3,178	(2,922,361)	-	(177,005)	(296,188)

Balances as of December 31, 2008		6,203,688	124,255	309,832	687,219	-	-	7,324,994
Comprehensive income
Net income for the year		-	-	-	-	-	1,507,747	1,507,747

Total comprehensive income		-	-	-	-	-	1,507,747	1,507,747

Transactions with owners
Allocation to legal reserve	17(e)	-	-	68,694	-	-	(68,694)	-
Interest on shareholders' equity (R$ 1.73 per share)	17(c)	-	-	-	-	-	(394,157)	(394,157)
Allocation to investments reserve		-	-	-	1,044,896	-	(1,044,896)	-

Total transactions with owners		-	-	68,694	1,044,896	-	(1,507,747)	(394,157)

Balances as of December 31, 2009		6,203,688	124,255	378,526	1,732,115	-	-	8,438,584
Comprehensive income
Net income for the year		-	-	-	-	-	1,630,447	1,630,447

Total comprehensive income		-	-	-	-	-	1,630,447	1,630,447

Transactions with owners
Allocation to legal reserves	17 (e)	-	-	81,522	-	-	(81,522)	-
Interest on shareholders' equity (R$ 1.70 per share)	17 (c)	-	-	-	-	-	(387,231)	(387,231)
Additional proposed dividends		-	-	-	-	68,761	(68,761)	-
Allocation to investments reserve		-	-	-	1,092,933	-	(1,092,933)	-

Total transactions with owners		-	-	-	-	-	1,630,447	(387,231)

Balances as of December 31, 2010		6,203,688	124,255	460,048	2,825,048	68,761	-	9,681,800

The accompanying notes are an integral part of these financial statement.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Consolidated Statements of Cash Flows

Years Ended December 31, 2010, 2009 and 2008

Amounts in thousands of reais unless otherwise indicated

	Note	2010	2009	2008

Profit before income tax and social contribution		2,292,756	2,110,352	1,148,224

Adjustments for:
Depreciation and amortization		552,184	562,236	618,198
Losses on disposal of property, plant and equipment and intangible assets		16,385	23,372	176,439
Allowance for doubtful accounts expense		402,694	308,188	336,264
Change in provisions		352,614	596,543	461,654
Interest on loans and financing		450,297	395,897	502,817
Foreign exchange and monetary (gains) losses on loans and financing		21,139	(535,409)	564,095
Interest and inflation adjustment gains		(55,804)	(14,252)	(87,789)
Provision from São Paulo agreement		80,368	-	-
Provision for defined contribution plan		32,587	-	-
Fair value margin on intangible assets arising from concession contracts		(49,603)	(30,145)	(26,367)
Other adjustments		19,331	8,197	7,495

Adjusted net income		4,114,948	3,424,979	3,701,030

Changes in assets
Customer accounts receivable		(245,683)	(285,854)	(305,810)
Accounts receivable from related party		36,708	91,547	34,247
Inventories		3,484	6,758	5,463
Taxes recoverable		(157,916)	(24,491)	(13,147)
Indemnities receivable		-	2,581	-
Escrow deposits		(14,864)	(34,009)	(37,655)
Other assets		(30,508)	3,444	(22,749)

Changes in liabilities
Accounts payable to suppliers and contractors		(66,087)	(15,249)	(17,982)
Other trade accounts payable		138,762	48,533	(104,658)
Accrued payroll and related charges		(17,525)	43,077	29,278
Other taxes payable		(8,316)	(19,505)	(80,855)
Accrued taxes on revenues		(7,455)	(8,792)	(19,418)
Provisions		(330,256)	(240,032)	(235,573)
Pension obligations		(15,881)	88,549	88,414
Other liabilities		35,690	190,277	130,537

Changes in assets and liabilities		(679,847)	(153,166)	(549,908)

Cash generated from operations		3,435,101	3,271,813	3,151,122

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Consolidated Statements of Cash Flows Years Ended December 31, 2010, 2009 and 2008 Amounts in thousands of reais unless otherwise indicated	(continued)

	Note	2010	2009	2008

Cash generated from operations
Interest paid		(618,600)	(555,573)	(516,887)
Income tax and social contribution paid		(733,452)	(643,788)	(530,372)

Net cash generated from operating activities		2,083,049	2,072,452	2,103,863

Cash flows from investing activities
Restricted cash		(189,820)	(10,748)	(94,345)
Purchases of property, plant and equipment		(87,383)	(9,347)	(18,385)
Purchases of intangible assets		(1,814,166)	(1,973,096)	(1,527,528)
Proceeds from sale of property, plant and equipment		-	29,161	-

Net cash used in investing activities		(2,091,369)	(1,964,030)	(1,640,258)

Cash flows from financing activities
Loans and financing
Proceeds from borrowings		3,425,417	2,237,056	1,043,174
Repayments of borrowings		(1,800,507)	(1,896,480)	(629,529)
Payment of interest on shareholders' equity		(398,419)	(303,722)	(708,858)

Net cash provided by (used in) financing activities		1,226,491	36,854	(295,213)

Increase in cash and cash equivalents		1,218,171	145,276	168,392)

Cash and cash equivalents at beginning of year	5	771,008	625,732	457,340
Cash and cash equivalents at end of year	5	1,989,179	771,008	625,732

Increase in cash and cash equivalents		1,218,171	145,276	168,392

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

On December 31, 2010, the company operates water and sewage services in 364 of municipalities of the State of São Paulo, having temporarily discontinued operations in five of these municipalities, Itapira, Araçoiaba da Serra, Iperó, Cajobi and Tarumã, due to judicial orders under ongoing lawsuits. Most of these municipalities operations are based on 30-year concession agreements. As of December 31, 2010, 119 concessions had expired and are being negotiated. From 2011 to 2030, 44 concessions will expire, and the remaining concessions operate on rollover basis. These concessions with indefinite terms and expired concessions under negotiation are amortized over the useful lives of the underlying assets. By December 31, 2010, 201 concession program contracts were signed (2009 - 174 concession program contracts). In February 2011 the Company restarted the operation in the municipality of Tarumã by judicial order.

Management believes that all concessions expired and not yet renewed will result in new contracts or contract extensions, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. As of December 31, 2010, the carrying amount of the underlying assets used in the 119 concessions of the municipalities under negotiation totaled R$ 5,465 million and the related revenue for the year then ended totaled R$ 2,591 million.

The Company's operations are concentrated in the municipality of São Paulo, which accounted for 54.66% of the gross revenues in 2010. On June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Agência Reguladora de Saneamento e Energia – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another  30 years. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

Also, on June 23, 2010, the State of São Paulo, the city of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

(i)     protection of the sources of water in collaboration with other agencies of the State and the City;

(ii)   capture, transport and treat of water;

(iii)  collect, transport, treatment and final dispose of  sanitary sewage; and

(iv)  adoption of other actions of basic and environmental sanitation.

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

On January 5, 2007, Law 11,445 was enacted, establishing the basic sanitation regulatory framework, providing for the nationwide guidelines and basic principles for the provision of such services, such as social control, transparency, the integration authority of sanitation infrastructure, water resources management, and the articulation between industry policies and public policies for urban and regional development, housing, suppression of poverty, promotion of health and environmental protection, and other related issues.

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBOVESPA (the São Paulo Stock Exchange) since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) since May 2002.

These financial statements were approved by the Board of Directors on June 2, 2011.

2             Summary of Significant Accounting Practices

2.1          Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board ("IASB"), IFRS Interpretation Committee. These policies have been consistently applied to all the years presented.

The financial statements have been prepared under the historical cost except for certain financial instruments which were measured at fair value according to IFRS.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree to judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are described in Note 4.

2.2         Proportional consolidation

The consolidated financial statements include the financial statements of the Company and its investees: Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina S.A., Saneaqua Mairinque S.A. e Aquapolo Ambiental S.A., which were proportionally consolidated according to the equity interest over its investees.

The Company has no majority shares of its investees, but according to investees’  By-Laws approvals of any subject by shareholders in general meeting, except for the approval of any subject mentioned in the investees’  By-Laws, which relates to decisions that affect financial and operational policies, for example, approval of the business plan, will be made by a majority vote, and SABESP has power of veto.

For the purposes of calculating the Company's proportional share of revenues, expenses, assets and liabilities of its investees, unrealized gains or transactions between the Company and its investees were eliminated in proportion to the Company's interest; unrealized losses are also eliminated, unless the transaction presents evidence of impairment of the transferred asset. The accounting policies applied by the investees are consistent with the accounting policies adopted by the Company.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Sesamm

On August 15, 2008, the Company, together with the companies OHL Médio Ambiente, Inima S.A.U. Unipersonal ("Inima"), Técnicas y Gestión Medioambiental S.A.U. ("TGM") and Estudos Técnicos e Projetos ETEP Ltda. ("ETEP") incorporated the company Serviços de Saneamento de Mogi Mirim S.A. - SESAMM ("SESAMM"), for a period of 30 years from the date the concession agreement with the municipality of Mogi Mirim for the purpose of providing complementary services to the sewage diversion system and implementing and operating sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

SESAMM's capital as of December 31, 2010 and 2009, totaled R$ 10,669, and was represented by 10,669,549 registered shares without a par value. SABESP holds 36% of its equity interest and Inima holds another 36% of its equity interest. The Company concluded that both, SABESP and Inima, have joint control over SESAMM. Accordingly, SABESP records their interest over SESAMM applying the proportional consolidation method, equivalent to the 36% of SESAMM's assets and liabilities, revenues and expenses.

As of December31, 2010, SESAMM´s operations had not been started yet.

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil – Cab Ambiental incorporated the company Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

On December 31, 2010, the capital of Águas de Andradina totaled R$ 122, and was represented by 121,997 registered shares without a par value. SABESP holds 30%of its equity interest.

The operations started in October 2010.

Saneaqua Mairinque

On June 14, 2010, the Company, together with the company Foz do Brasil S.A. incorporated the company Saneaqua Mairinque S.A., with indefinite term, for the purpose of exploring the public service of water supply and sewage services to the municipality of Mairinque.

On December 31, 2010, the capital of Saneaqua Mairinque totaled R$ 2,000, and was represented by 2,000,000 registered shares without a par value. SABESP holds 30%of its equity interest.

The operations initiated in October 2010.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Aquapolo

On October 8, 2009, the Company, together with the company Foz do Brasil S.A. incorporated the company Aquapolo Ambiental S.A., for the purpose of producing, providing and commercializing of reused water.

On December 31, 2010, the capital of Aquapolo totaled R$ 12,041, and was represented by 12,041,000 registered shares without a par value. SABESP holds 49%of its equity interest.

The operations are expected to initiate in April 2012.

Águas de Castilho

On October 29, 2010, the Company, together with the company Águas do Brasil – Cab Ambiental, incorporated the company Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

The capital of Águas de Castilho totaled R$ 65, and was represented by 65,600 registered shares without a par value. SABESP holds 30%of its equity interest.

SABESP paid-up its 30% share of capital in January 2011.

The operations initiated in January 2011.

Attend Ambiental

On August 23, 2010 the Company Estre Ambiental S.A, incorporated the company Attend Ambiental S.A, for constructing and operating a pretreatment of non domestic effluent station, mud transportation and related services in the city of São Paulo as well as implement similar structures in other areasin Brazil and abroad.

The capital totaled R$ 2,000, and it is represented by 2,000,000 registered shares without a par value. SABESP holds 45%of its equity interest.

SABESP paid-up its 45% share of capital in December 2010.

As of December31, 2010, the operations had not been started yet.

See below a summary of financial information of the joint-controlled entities:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	2010
	Sesamm	Águas de Andradina	Saneaqua Mairinque	Aguapolo Ambiental
	36%	30%	30%	49%
Current assets	420	178	851	13,798
Non-current assets	5,353	106	10	46,094
Current liabilities	2,702	119	177	1,331
Non-current liabilities	-	301	9	53,909
Stockholders’ equity	3,071	(136)	675	4,652

Operating revenue	-	247	447	-
Operating expenses	(638)	(451)	(384)	(1.023)
Financial income, net	95	-	12	-
Profit (loss) for the year	(543)	(204)	75	(1.023)

2009
Sesamm
36%
Current assets	1,666
Non-current assets	2,155
Current liabilities	207
Non-current liabilities	-
Stockholders’ equity	3,614

Operating revenue	-
Operating expenses	(506)
Financial income, net	288
Profit (loss) for the year	(218)

2.3         Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Board that makes strategic decisions.

2.4         Translation into foreign currency

(a)         Functional and reporting currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the company operates ("the functional currency"). The financial statements are presented in Brazilian reais  (R$ or reais), which is the Company's functional and presentation currency. All financial information presented has been presented in reais, except where indicated.

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

2.5.2     Classification and measurement

The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception.

(a)          Financial assets calculated at fair value through profit or loss

These are financial assets held for active and frequent trading. These assets are classified as current assets. Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the statement of income in 'Financial income' or 'Financial expenses' in the period they occur, unless the instrument has been contracted in connection to another transaction. In this case, changes are recognized in the same line item of income affected by this transaction. As of December 31, 2010, the Company did not have financial assets.

(b)          Loans and receivables

These comprise receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. Loans and receivables are included in current assets or liabilities, except for those with maturity of more than 12 months after the balance sheet date (these are classified as noncurrent assets or liabilities). The Company's loans and receivables include cash and cash equivalent trade accounts receivable, other accounts receivable and loans. Loans and receivables are recorded at amortized cost, under the effective interest rate method.

(c)          Held-to-maturity

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity, other than:

(a) those that the Company upon initial recognition designates as at fair value through profit or loss;
(b) those that the Company designates as available for sale; and
(c) those that meet the definition of loans and receivables.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

These are initially recognised at fair value including direct and incremental transaction costs and measured subsequently at amortized cost, using the effective interest method.

Interest on held-to-maturity investments is included in the consolidated income statement and reported as ‘Interest income’. In the case of an impairment, the impairment loss is reported as a deduction from the carrying value of the investment and recognized in the consolidated income statement as ‘Net gains/(losses) on investment securities’.

On December 31, 2010 and 2009 the Company had no financial assets classified in this category.”

(d)          Available for sale

These financial assets available for sale are non-derivative instruments that are either designated in this category or not classified in any other categories. They are included in noncurrent assets, unless the management intends to sell these assets within 12 months of the balance sheet date. These assets are stated at fair value, including interest, calculated by the effective interest method, which are recognized in the income statement as financial income. The changes in the fair value are recognized in other comprehensive income in equity and reclassified from equity to profit and loss when sold or when there is objective evidence that the asset is impaired. On December 31, 2010 and 2009 the Company had no financial assets classified in this category.

2.6         Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three month or less.

2.7         Revenue from sales and services

Revenue from water supply and sewage collection are recognized as the water is consumed and services are provided. Revenues, including the revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services in the ordinary course of the Company’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts. Revenues from unbilled represent incurred revenues in which the services were provided, but not yet billed until the end of the each period. Water supply and sewage services are recorded as trade accounts receivable based on monthly estimates of the completed services.

The Company recognizes revenue when: i) products are delivered or services are rendered; ii) the amount of revenue can be reliably measured, iii) it is probable that future economic benefits will flow to the Company and iv) it is probable that the amounts will be collected. The amount of revenue is not considered to be reliably measurable until all conditions relating to the sale have been satisfied. Amounts in dispute are recognized as revenue when collected.

Construction revenue

Revenue from concession construction contracts is recognized in accordance with IAS 11 Construction Contracts using the percentage-of-completion method, provided that the applicable conditions for application are fulfilled. The percentage of completion is calculated from the ratio of the actual costs incurred on the balance sheet date to the planned total costs (cost-to-cost method). Revenue from cost plus contracts is recognized by reference to the construction costs incurred during the period plus a fee earned. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to the construction costs incurred and the total is recognized as construction revenue.

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

The Company records an allowance for doubtful accounts for receivable balances in an amount that is deemed by management to be sufficient to cover probable losses in accounts receivable, based on the analysis of the history of receipts and it does not expect to incur in additional significant losses, mainly in relation to the municipalities.

2.9         Inventories

Inventories of supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or realizable value, and are classified in current assets.

2.10       Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities. Those assets are stated at historical cost less depreciation, net of impairment charge, when necessary, and include interest capitalized incurred during the construction period where applicable, for the qualifying assets.

Subsequent costs included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

Land is not depreciated. Depreciation is calculated using the straight-line method to allocate their cost and is described in Note 11(a).

Gain and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other operating income (expenses) in the income statements.

2.11        Intangible assets

Intangibles are stated at cost combined with the following aspects:

.     Valued at acquisition cost and/or construction of the underlying assets, including interest capitalized during the construction period, where applicable, for the qualifying assets. Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale. The Company considers that substantial period means a period greater than 12 months. This period was established by considering the completion period of the majority of its constructions which is greater than 12 months. The historical cost was adjusted to fair value in 1991 and 1992, in accordance with former Brazilian GAAP.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The amortization is calculated when the intangible assets are available for use in the necessary condition established by the Company.

The amortization reflects the period over the expected future economic benefits generated by the intangible asset and can be the period of the contract, depending on the contract. The utilization of the assets is related to its useful life of the assets constructed by the Company and the amortization of the intangible assets is considered in the calculation of the tariff.

The amortization of the intangible assets finish when the underlying asset is totally consumed or its is alienated, not being considered in the calculation of the tariff any longer, what occurs first.

Infrastructure to which the operator is given access by the grantor of the concession or donation received from third parties is not recognized in the consolidated balance sheet, since such donations are controlled by the municipalities.

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

The great majority of the Company's contracts for service concession arrangements entered with each municipality (grantor) is under service concession agreements in which the Company has the legal right to receive, at the end of the contract, a compensation equivalent to the unamortized asset balance of the underlying physical assets. The concession intangible assets are, therefore, amortized considering the useful lives of the underlying physical assets. Thus, at the end of the contract, the remaining value of the intangible will be equal to the residual value of the related physical assets.

Concession intangible assets under Concession contracts and Program contracts, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract, or the useful life of the underlying asset.

(b)         Amortization rates

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

                The annual amortization rates based on the related underlying assets as of December 31, 2010 are as follows:

Description of the underlying asset
Water and sewage infrastructure	2%
Equipment	5%
Transportation equipment	10%
Furniture and fixtures	6.7%
Others	5%

(c)         Software licenses

Software licensing of computer programs and business management systems acquired are capitalized and amortized over the period of the license and the expenses associated with maintaining these are recognized as expenses when incurred.

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

The methodology applied was the discounted cash flow, considering a five-year period operating cash flow, annualized as from 2016 until the maturity date of each contract. The operating cash flow is adjusted by a 4.5% inflation rate during the amortization period of the asset and discounted by the weighted average cost of capital (WACC).

Management believes there is no indication that the amounts of property and equipment, intangibles and other noncurrent assets will not be recovered by future operations.

2.13       Accounts payable to suppliers and contractors

Accounts payable to contractors and suppliers are obligations to pay for goods or services purchased from suppliers in the ordinary course of business and are classified as current liabilities if the payment is due in the period up to one year. Otherwise, the accounts payable are presented as non-current liabilities and are measured at fair value.

2.14       Loans and financing

Borrowings are initially recognized at fair value, upon receipt of funds, net of transaction costs. Subsequently, borrowings are stated at amortized cost, and interest is accrued based on the effective interest method, as presented in Note 12. Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

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

2.17       Provisions, judicial deposits and escrow deposits

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

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

For financial statement presentation purposes, the provisions are stated net of the related escrow deposits based on the legal right to offset. The bases and the nature of the reserves for civil, tax, labor and environmental risks are described in Note 15.

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

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

2.19       Income taxes

Income taxes in Brazil comprise Federal income tax (25%) and social contribution (9%), for which the composite statutory rate is 34%.

The tax expense for the period comprises current and deferred tax.

(a)         Current tax

The current income tax and social contribution expense are calculated on the basis of the laws enacted or substantively enacted at the balance sheet date, pursuant to Brazilian tax regulations. Taxable income differs from net income (profit presented in the statement of income), because it excludes income and expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. Management periodically evaluates and measures the positions taken in the income tax return with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(b)         Deferred tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements, according to IAS 12. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

2.20      Accrued taxes on revenues

Accrued taxes on revenues are recognized on accrual basis for PASEP and Cofins. These taxes are calculated on differences from tax basis of billing to government entities, which are taxable when the invoices are settled. As these taxes are non-cumulative, they are presented net of tax credits, as deductions from gross revenues. Debts and credits arising from other operating income and expenses, respectively, are presented as deductions from the respective operating income or expense.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

2.21       Pension obligations

(a)         Defined benefit

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

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are in excess of the greater of 10% of the fair value of plan assets or 10% of the present value of the defined benefit obligation are charged or credited to income over the employees' expected average remaining working lives. The expenses related to pension plan are recognized in profit and loss of the year as cost of sales and services, selling expenses or administrative expenses, according to employee’s allocation.

In a event where a curtailment relates to only some of the employees covered by a plan, or where only part of an obligation is settled, the gain or loss includes a proportionate share of the previously unrecognized past service cost and actuarial gains and losses. The proportionate share is determined on the basis of the present value of the obligations before and after the curtailment or settlement.

(b)         Defined contribution

The Company participates in a defined contribution plan (Sabesprev Mais), controlled by a closed private pension entity – Fundação SABESP de Seguridade Social (Sabesprev) that provide postretirement benefits to the Company´s employees.

A defined contribution plan is a pension plan under which the Company makes fixed contribution to a closed private pension entity. The Company has no further legal or contractual obligation to provide further contributions in case the pension fund is not sufficient to pay the benefits to all employees related to the service cost of current or prior period.

With respect to the defined contribution plan, the Company contributes to Sabesprev on mandatory, contractual or voluntary basis. The regular contributions are recognized in the income statement of the period.

2.22      Financial income and expenses

Financial income is primarily comprised of interest, inflation adjustments and exchange variations on short term investments and client negotiation. Financial expenses are primarily comprised of interest, inflation adjustments and exchange variations on loans and financing and provisions. These financial income and expenses are calculated using the effective interest rate method.

2.23      Leases

Leases of property, plant and equipment where the lessor retains substantially all risks and rewards incidental to ownership are classified as finance leases. Such leases are accounted for as a financed purchase, and a property, plant and equipment and a financing liability are recognized at their inception.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

2.24      Other current and noncurrent assets and liabilities

Other assets are stated at cost of acquisition, net of any impairment loss, when applicable. The amounts recognized as other liabilities are stated at known or estimated amounts, including, where applicable, related charges and monetary variations.

2.25      Dividends and Interest on Shareholders' Equity

The Company uses the tax benefits of distributing dividends as interest on shareholders' equity, as permitted by Brazilian Law. This distribution of dividend is accounted for in accordance with Brazilian Law 9249/95 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP). The benefit attributed to the shareholders is recognized in the current liability against Equity, based on the articles of association. Dividends and interest on shareholders´ equity over the minimum established in the articles of association are recognized when approved by the shareholders in the general meeting. The tax effects of the interest on shareholders’ equity are recognized in the income statement of the year.

2.26      Present value adjustment

Current and noncurrent assets and liabilities are adjusted to present value based on discount rate at current market rate as of the transaction date, when the effects are relevant.

2.27       New and amended standards adopted by the Company

                In 2009, the Company has early adopted IAS 24 - Related Party Disclosures (as amended in November 2009). The disclosure requirements for entities that are controlled, jointly-controlled or significantly influenced by a government (referred to as government-related entities) are simplified and so detailed disclosures of all transactions with entities  controlled by the São Paulo State Government are not presented in these financial statements.

2.28      Standards, amendments and interpretations to existing standards that are not yet effective

(a)         Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Company

The following standards and amendments to existing standards have been published and are mandatory for the Company's accounting periods beginning on or after January 1, 2010 or later periods but the Company has not early adopted them.

.     IFRS 3 (revised), "Business combinations", and consequential amendments to IAS 27, "Consolidated and separate financial statements", IAS 28, "Investments in associates", and IAS 31, "Interests in joint ventures", are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009.

      The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs are expensed.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

 The Company will apply IFRS 3 (revised) prospectively to all business combinations from January 1, 2010.

.     IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss. IAS 27 (revised) has had no impact on the current period, as none of the non-controlling interests have a deficit balance; there have been no transactions whereby an interest in an entity is retained after the loss of control of that entity, and there have been no transactions with non-controlling interests. This standard had no impact on the Company´s financial statements.

(b)         New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2010 but not currently relevant to the group (although they may affect the accounting for future transactions and events):

The following standards and amendments to existing standards have been published and are mandatory for the group's accounting periods beginning on or after January 1, 2010 or later periods, but the group has not early adopted them.

.    IFRIC 17, "Distribution of non-cash assets to owners" (effective on or after July 1, 2009). The interpretation was published in November 2008. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution in highly probable.

.    IFRIC 18, "Transfers of assets from customers", effective for transfer of assets received on or after July 1, 2009. This interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services (such as a supply of electricity, gas or water). In some cases, the entity receives cash from a customer that must be used only to acquire or construct the item of property, plant, and equipment in order to connect the customer to a network or provide the customer with ongoing access to a supply of goods or services (or to do both).

.    IFRIC 9, "Reassessment of embedded derivatives and IAS 39, Financial instruments: Recognition and measurement", effective July, 1 2009. This amendment to IFRIC 9 requires an entity to assess whether an embedded derivative should be separated from a host contract when the entity reclassifies a hybrid financial asset out of the "fair value through profit or loss" category. This assessment is to be made based on circumstances that existed on the later of the date the entity first became a party to the contract and the date of any contract amendments that significantly change the cash flows of the contract. If the entity is unable to make this assessment, the hybrid instrument must remains classified as at fair value through profit or loss in its entirety.

.    IFRIC 16, "Hedges of a net investment in a foreign operation" effective July 1, 2009. This amendment states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of IAS 39 that relate to a net investment hedge are satisfied. In particular, the group should clearly document its hedging strategy because of the possibility of different designations at different levels of the group. IAS 38 (amendment), "Intangible assets", effective January 1, 2010. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

.    IAS 1 (amendment), "Presentation of financial statements". The amendment clarifies that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time.

.    IAS 36 (amendment), "Impairment of assets", effective January 1, 2010. The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment, as defined by paragraph 5 of IFRS 8, "Operating segments" (that is, before the aggregation of segments with similar economic characteristics).

.    IFRS 2 (amendments), "Group cash-settled share-based payment transactions", effective form January 1, 2010. In addition to incorporating IFRIC 8, "Scope of IFRS 2", and IFRIC 11, "IFRS 2 - Group and treasury share transactions", the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by that interpretation.

.    IFRS 5 (amendment), "Non-current assets held for sale and discontinued operations". The amendment clarificaties that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, in particular paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1.

(c)         New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2010 and not early adopted.

             The group's and parent entity's assessment of the impact of these new standards and interpretations is set out below.

.    IFRS 9,"Financial instruments", issued in November 2009. This standard is the first step in the process to replace IAS 39, "Financial instruments: recognition and measurement". IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the group's accounting for its financial assets. The standard is not applicable until January 1, 2013 but is available for early adoption. However, the standard has not yet been endorsed by the EU. The group has not evaluated the impacts of  IFRS9 yet.

     "Classification of rights issues" (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after February 1, 2010. Earlier application is permitted. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment applies retrospectively in accordance with IAS 8 "Accounting policies, changes in accounting estimates and errors". The group will apply the amended standard from January 1, 2011.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

.    IFRIC 19, "Extinguishing financial liabilities with equity instruments", effective July 1, 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The group will apply the interpretation from January 1, 2011, subject to endorsement by the EU. It is not expected to have any impact on the group or the parent entity's financial statements.

.    "Prepayments of a minimum funding requirement" (amendments to IFRIC 14). The amendments correct an unintended consequence of IFRIC 14, "IAS 19 - The limit on a defined benefit asset, minimum funding requirements and their interaction". Without the amendments, entities are not permitted to recognise as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct this. The amendments are effective for annual periods beginning January 1, 2011. Earlier application is permitted. The amendments should be applied retrospectively to the earliest comparative period presented. The group will apply these amendments for the financial reporting period commencing on January 1, 2011.

3             Financial Risk Management

3.1          Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk.

The Company has not utilized derivative instruments, although it may enter in forward exchange transactions and financing funding transactions in Brazilian reais  to mitigate the foreign currency exposure.

(a)         Market risk

Foreign currency risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the liability balances of foreign currency-denominated loans and financing obtained in the market and the related financial expenses. The Company does not have hedge or swap contracts to hedge against this risk. The Company monitors the financial debts to reduce the exposure to exchange rate variation taking advantage of opportunities to exchange expensive debts to cheaper debts by reducing financing costs through early payment of its debts.

A significant portion of the Company's loans and financing was denominated in U.S. dollars and yens, totaling R$ 2,244,635 as of December 31, 2010 (R$ 1,732,335 as of December 31, 2009. The Company's exposure to currency risks are summarized as follows:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2010		December 31, 2009

	Foreign currency	R$	Foreign currency	R$

Loans and financing - US$	1,084,898	1,807,657	764,647	1,331,403
Loans and financing - Yen	21,316,000	436,978	21,316,000	400,932

As of December 31, 2010, if the Brazilian real had weakened or strengthened by 10% against the US dollar and Yen with all other variables held constant, post-tax profit for the year would have been R$ 148,146 (2009 - R$ 114,334) lower or higher, mainly as a result of foreign exchange losses or gains on the translation of foreign currency denominated loans.

	December 31, 2010	December 31, 2009
Projection of valuation / devaluation of Real by 10%
Loans and financing	2,244,635	1,732,335
Variation Dolar/ Yen	10%	10%
Valuation or devaluation of Real	224,464	173,234
Income taxes rate	34%	34%
Income taxes	76,318	58,899
Valuation or devaluation net of taxes	148,146	114,334

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

The table below provides the Company's loans and financing denominated in reais  subject to variable interest rate:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2010	December 31, 2009

UPR(i)	2,529,398	2,193,114
CDI(ii)	2,064,714	1,132,376
IGP-M(iii)	493,869	808,997
TJLP(iv)	703,710	467,006
IPCA(v)	223,996	210,836

Total loans and financing in local currency	6,015,687	4,812,329

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

As of December 31, 2010, if interest rates on loans and financing denominated in Brazilian reais  had been 100 basis points higher or lower with all other variables held constant, post-tax profit would have been R$39,338 (2009 - R$31,761) lower or higher, mainly as a result of a lower or higher interest expense on floating rate loans and financing.

(b)         Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding accounts receivable. The Company is required by law to invest its surplus cash with financial institutions controlled by the State Government. Credit risk exposure to retail customers is mitigated by sales to a geographically dispersed customer base.  The maximum exposure to credit risk at the reporting date are the amounts of  cash equivalents, deposits in banks and financial institutions, wholesale and retail customers  in the balance sheet. (See notes 5, 6 and 7).

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as cash and cash equivalents, the Company considers the lower rating of the counterparty published by three mainly international agency of rating (Moody's, Fitch e S&P), according to internal policy of management of market risk:

	December 31, 2010	December 31, 2009

Cash at bank and short term bank deposits
brAAA	27,673	29,936
brAA+	1,945,697	834,920
Others (*)	14,634	17,327
	1,988,004	882,183

(*) This category is comprised by banks which have no credit rating information available.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The available credit rating information of the banks in which the Company made transactions during 2010 is as follow:

Agencies’ rate
Banks	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AA+ (bra)	Aaa.br	brAAA
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Caixa Economica Federal	AA+ (bra)	Aaa.br	-
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	AAAbr

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

The table below provides the Company's contractual undiscounted cash flows of the financial liabilities into relevant maturities based on the balance sheet as of December 31, 2010 and 2009.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total

As of December 31, 2010
Loans and financing	1,744,324	2,071,161	3,834,599	4,880,026	12,530,110
Accounts payable to suppliers and contractor	144,043	-	-	-	144,098
Other trade accounts payable	326,507	-	-	-	326,507

As of December 31, 2009
Loans and financing	1,252,888	1,334,888	2,591,103	3,182,542	8,361,421
Accounts payable to suppliers and contractor	195,765	-	-	-	195,765
Other trade accounts payable	239,494	-	-	-	239,494

There are no financial assets or liabilities included in “Other assets” or “Other liabilities” and there are no guarantees provided by SABESP that are required to be disclosed.

3.2         Capital management

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

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2010	December 31, 2009

Total loans and financing	8,264,615	6,557,970
Less: cash and cash equivalents	(1,989,179)	(771,008)

Net debt	6,275,436	5,786,962
Total equity	9,681,800	8,438,584

Total capital	15,957,236	14,225,546

Leverage ratio	39,3%	40.7%

In 2010, the Company's leverage ratio decreased to 39,3% as of December 31, 2010, compared to 40.7% as of December 31, 2009, due to increase in short term investments.

3.3         Fair value estimates

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

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The only financial instrument measured at fair value are represented by the short-term investment on Certified of Bank Deposits (CDB), classified as cash equivalent, amounting to R$ 1,853,177 and R$672,640 in December 31, 2010 and 2009, respectively. These investments are measured at fair value at level 2.

3.4         Financial Instruments

The Company operates with many financial instruments, particularly cash and cash equivalents, including financial investments, and loans and financing as described below.

The estimated fair values of financial instruments are as follows:

	December 31, 2010		December 31, 2009

	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents	1,989,179	1,989,179	771,008	771,008
Restricted cash	302,570	302,570	112,750	112,750
Customer accounts receivable,net	1,324,157	1,324,157	1,446,273	1,446,273
Accounts receivable from related party, net	368,848	368,848	396,352	396,352
Escrow deposits	43,543	43,543	46,365	46,365
Indemnities receivable	146,213	146,213	146,213	146,213

Financial liabilities
Loans and financing	8,264,615	9,698,547	6,557,970	7,812,890
Accounts payable to suppliers and Contractors	144,098	144,098	195,765	195,765

Loans and financing

The fair value of the loans and financing as of December 31, 2010 and 2009 are as follow.

	December 31, 2010		December 31, 2009
	Carrying amount	Market value	Carrying amount	Market value
Bank loans
Foreign currency (i)	2,248,928	2,937,619	1,745,641	2,446,340
Debêntures (ii)	2,771,562	3,372,377	1,314,903	1,584,513
BNDES (iii)	509,572	509,572	272,685	272,685
Other (iv)	2,734,553	2,878,979	3,224,741	3,509,352
	8,264,615	9,698,547	6,557,970	7,812,890

The fair value was obtained as follow:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(i)                 Financing in foreign currency are controlled in the original currency, converted using the exchange rate as of the balance sheet date, discounted to present value considering an future exchange rate published by Bloomberg, based on the price of the shares negotiated in the open market.

(ii)               Debentures are considered by their carrying amount plus contractual interest rate till mature date and discounted to present value considering the future interest rate published by ANBIMA in the secondary market, as of December 31, 2010 and the Company’s share traded in the Brazilian market.

(iii)             BNDES loans are financial instruments valued at carrying amount plus contractual interest rate till mature date, and are indexed by long term interest rate – TJLP, which is a specific rate and cannot be compared to any other rate available in the market. The Company considers the market value of the financing the same amount recognized in the financial statements as of December 31, 2010.

(iv)              Other financing in local currency are considered by carrying amount plus contractual interest rate till mature date, discounted to present value considering an future interest rate published by BM&F.

4             Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1          Critical accounting estimates and assumptions

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

(b)          Intangible assets arising from concession contracts

The Company recognizes intangible assets arising from concession contracts under IFRIC 12. The Company estimates the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, which is recognized when the infrastructure is built and provided that it will generate future economic benefits. The great majority of the Company's contracts for service concession arrangements entered with each grantor is under service concession agreements in which the Company has the right to receive, at the end of the contract, a payment equivalent to the unamortized asset balance of the concession intangible asset, which in this case, are amortized over the useful life of the underlying physical assets, thus at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related physical asset.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Concession intangible assets under Concession contracts and Program contracts, in which, at the end of the contract, the Company has no right to receive a payment equivalent to the unamortized asset balance of the concession intangible, are amortized on a straight-line basis over the useful life of the contract. Additional information on the accounting for intangible assets arising from concession contracts is disclosed in Note 2.11(a).

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

(c)          Impairment of long-lived assets

The Company reviews annually long-lived assets for indicators of impairment, primarily intangible assets arising from concession contracts, which include water and sewage system physical assets to be held and used in the business, for the purpose of determining and measuring impairment when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. The assets include the intangible asset of the concession contracts related to water and sewage systems.

In evaluating impairment of long-lived assets, the evaluation requires significant assumptions and estimates regarding matters that are inherently uncertain, including projections of future operating income and cash flows, future growth rates, and the remaining useful lives of the assets and/or the period of the contract, among other factors. In addition, projections are computed over an extended period of time, which subjects those assumptions and estimates to an even larger degree of uncertainty. While the Company believes that the estimates used are reasonable, the use of different assumptions could materially affect the recoverable amount.

No impairment provisions were required in 2010, 2009 and 2008.

(d)          Provisions

The Company is party to a number of legal proceedings involving significant claims. These legal proceedings include, among other types, tax, labor, civil, environmental, dispute with customers and suppliers and other proceedings. Additional information of these legal proceedings is disclosed in Note 15. The Company accrues for probable losses resulting from these claims and proceedings when the Company determines that the likelihood that a loss has occurred is probable and the amount of such loss can be reasonably estimated. Therefore, the Company is required to make judgments regarding future events. As a result of the significant judgment required in assessing and estimating these provisions for contingencies, actual losses realized in future periods could differ significantly from actual estimates and could exceed the amounts provisioned.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

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

Other key assumptions for pension obligations are based in part on current market conditions. Additional information on the pension plans under Plan G0 and G1 is disclosed in Note 16.

Differences in actual experience or changes in assumptions could affect the carrying amount of pension obligations and expenses recognized in the Company's results.

5             Cash and Cash Equivalents

	December	December
	31, 2010	31, 2009

Cash and banks	136,002	98,368
Cash equivalents	1,853,177	672,640
	1,989,179	771,008

Cash and cash equivalents are denominated in Reais. Cash equivalents are mainly represented by Bank Deposit Certificates - CDB's, deposited in financial institutions controlled by the São Paulo State Government.

6             Restricted Cash

In December 31, 2010, the restricted cash totaled R$ 302,570 and was recognized in the current asset and was related to the last installment to be available of the 12th debenture, amounting to R$ 172,442. This refers to proceeds from services provided to entities related to the Municipal Government of São Paulo, net of taxes, which include: day-care centres, schools, management offices, and health centres, whose funds shall be reinvested in the water and sewage system of the city of São Paulo.

7             Customer Accounts Receivable

(a)          Balance sheet balances

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	December	December
	31, 2010	31, 2009

Private sector:
General and special customers (i) (ii)	828,261	776,040
Agreements (iii)	250,300	261,139

	1,078,561	1,037,179

Government entities:
Municipal	556,212	569,655
Federal	2,645	2,871
Agreements (iii)	170,892	143,575

	729,749	716,101

Wholesale customers - Municipal governments: (iv)
Guarulhos	462,221	411,774
Mauá	220,228	190,153
Mogi das Cruzes	18,818	14,188
Santo André	489,486	428,227
São Caetano do Sul	3,537	3,410
Diadema	149,155	134,992

Total wholesale customers	1,343,445	1,182,744

Unbilled supply	391,822	364,480

Subtotal	3,543,577	3,300,504
Allowance for doubtful accounts	(2,219,420)	(1,854,231)

Total	1,324,157	1,446,273

Current	971,318	1,179,730
Noncurrent (v)	352,839	266,543

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

	2010	2009	2008

Balance at beginning of year	1,182,744	1,074,368	961,184
Services provided	353,546	332,975	314,288
Receipts - services in the current year	(183,882)	(164,266)	(135,347)
Receipts - services in previous years	(8,963)	(60,333)	(65,757)

Balance at end of year	1,343,445	1,182,744	1,074,368

Current	38,665	68,898	51,384
Noncurrent	1,304,780	1,113,846	1,022,984

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(v)   The noncurrent portion consists of trade accounts receivable that are past due and renegotiated with customers and amounts past due related to wholesale to municipal governments, and the amounts are net of allowance for doubtful account.

(b)          The aging of trade accounts receivable is as follows:

	December	December
	31, 2010	31, 2009

Current	1,086,344	1,002,506
Past-due:
Up to 30 days	150,358	160,979
From 31 to 60 days	67,539	68,247
From 61 to 90 days	45,153	47,349
From 91 to 120 days	39,084	51,887
From 121 to 180 days	73,300	56,845
From 181 to 360 days	119,967	112,472
Over 360 days	1,961,832	1,800,219

Total past-due	2,457,233	2,297,998

Total	3,543,577	3,300,504

(c)          Allowance for doubtful accounts

	2010	2009

Previous balance	1,854,231	1,633,289
Private sector/government entities	200,321	30,105
Wholesale customers	164,868	190,837

Additions for the year	365,189	220,942

Balance	2,219,420	1,854,231

Current	1,075,939	852,420
Noncurrent	1,143,481	1,001,811

The Company accounted for probable losses on accounts receivable in 2010 totaling R$ 232,505 (December 31, 2009 – R$ 117,351), of which R$ 37,505 (net of recoveries) were written off from accounts receivable (in 2009 - R$ 74,857), under Selling expenses.

The Company does not rely on any specific major customers and no single external customer segment represents 10% or more of our revenues.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

8             Related Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)          Accounts receivable, interest on shareholders' equity payable and revenue and expenses with the São Paulo State Government

	December	December
	31, 2010	31, 2009

Accounts receivable
Current:
Water and sewage services (i)	96,004	82,278
GESP Agreement (iii)	21,360	26,181
Allowance for losses (i)	(12,389)	(12,389)
Reimbursement for pension benefits paid -
GESP Agreement (ii)	28,203	25,494
Reimbursement for
pension benefits paid - Monthly flow (ii)	4,594	14,423

Total current	137,772	135,987

Non-current:
Water and sewage services - GESP
Agreement (iii)	52,228	73,414
Reimbursement for
pension benefits paid - GESP Agreement (ii)	178,848	186,951

Total noncurrent	231,076	260,365

Total receivables from shareholder	368,848	396,352

Provision of water and sewage services	157,203	169,484
Reimbursement of additional retirement and
pension benefits (ii)	211,645	226,868

Total	368,848	396,352

Interest on shareholders' equity payable to related party	179,319	198,099

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	2010	2009	2008
Gross revenue from sales and services
Water supply	204,595	193,771	186.286
Sewage services	178,935	164,532	157,349
Payments received from related parties	(401,626)	(349,983)	(281,823)
Financial income	137,613	73,927	62,179

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

As discussed on item (vii), during the assessment of the debt due from GESP to the Company there were certain divergences in the calculation and eligibility criteria of the benefits paid by the Company on behalf of GESP.

For the years ended December 31, 2010, 2009 and 2008, 2,554, 2,597 and 2,604 retired employees, respectively, received additional retirement benefits, and for the years ended December 31, 2010, 2009 and 2008, the Company paid 118,408, R$ 116,082, R$ 110,763 respectively. There were 32 active employees as of December 31, 2010 who will be entitled to these benefits as a result to their retirement as compared to 91 as of December 31, 2009 and 143 as of December 31, 2008.

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

 (vi) Third Amendment to the GESP Agreement

On November 17, 2008, GESP, SABESP and DAEE signed the third amendment to the GESP Agreement, through which GESP recognized a debt balance payable to SABESP totaling R$ 915,251, monetarily adjusted up to September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs as part of the payment of the Undisputed Reimbursement and offered to GESP a provisional settlement, recognizing a credit totaling R$ 696,283, corresponding to the value of the reservoirs in the Upper Tietê system. The Company did not recognize the reimbursement receivable of R$696,283 related to the reservoirs, as it is not virtually certain that will be transferred by the State. The final settlement will only be effected with the actual transfer of the property with the proper Registry of Deeds Office. The remaining balance totaling R$ 218,967 is being paid in 114 monthly, consecutive installments, totaling R$ 1,920 each, including the annual IPCA/FIPE fluctuation, plus interest of 0.5% p.m., the first of which fell due on November 25, 2008.

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

As part of the actions intended to recover the receivables that management considers due by the State, related to discrepancies in the reimbursement of the pension benefits paid by the Company, the Company: (i) on March 24, 2010, reported to the controlling shareholder the official letter approved by the executive committee, proposing that the matter be discussed at the São Paulo Stock Exchange (BM&FBovespa) Arbitration Chamber; (ii) in June 2010, presented to Department of Finance a proposal to solve the outstanding items, such proposal was not accepted; (iii) on November 9, 2010, filed a judicial action against the State of São Paulo pleading the entire reimbursement related to employee benefits set out in Law 4819/58 to finalize the discussion between the Company and GESP. The Company will persist to obtain an agreement with GESP since the management believes that it is the better to the Company and to its shareholders than wait until the end of the judicial action.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The Company's management decided to not recognize the reimbursements which were not considered virtually certain that will be reimbursed by the State. As of December 31, 2010 and 2009, the amounts not recorded by the Company, related to the pension benefits paid on behalf of the State by the Company, totaled R$ 1,230,064 and R$ 1,167,874, respectively, including the amount of R$ 696,283 related to the transfer of the reservoirs in the Upper Tietê system. As a result, the Company also recognized the obligation related to the pension benefit obligations maintained with the beneficiaries and pensioners of Plan G0, whose right it is to be paid by SABESP and is not considered virtually certain that SABESP will be reimbursed by the State. As of December 31, 2010 and 2009, the pension benefit obligations of Plan G0 totaled R$ 1,316,706 and R$ 1,299,761, respectively. For detailed information on the pension benefit obligations refer to Note 16.

 (b)         Agreements for the use of reservoirs

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

(c)          Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

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

 (d)         Guarantees

The State Government provides guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

(e)          Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed. In 2010, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$ 5,640 (2009 - R$ 5,359 and 2008 - R$ 5,503).

In the same period, the expenses related to personnel assigned by other entities to SABESP totaled R$ 264 (2009 - 335 and 2008 - 1,267).

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(f)           Services obtained from state government entities

As of December 31, 2010 and 2009, SABESP had an outstanding amount payable of R$ 11,395 and R$ 10,384, respectively, for services rendered by São Paulo State Government entities, including the supply of electric power by Companhia Energética de São Paulo - CESP.

As of December 31, 2010 and 2009, accounts payable for expenses related to construction works performed by DAEE amounted to R$ 11,135.

(g)          Nonoperating assets

As of December 31, 2010 the Company had an amount of R$ 25,371 (December 31, 2009 - R$ 26,411) mainly related to free land lend to the associations, support entities, non-governmental organizations and to DAEE (Water and Electricity Department), among others. The free land lend to DAEE amounts to R$ 2,289.

(h)          Banco do Brasil

The Company filed a declaratory action against the Department of Finance of São Paulo, nº 000317-53.2011.8.26.0053, in the 3rd Civil Court. The State of São Paulo alienated exclusive rights in bank services of the companies managed direct and indirectly by Banco Nossa Caixa, on March 27, 2007; and by Banco do Brasil on May 27, 2010. In this judicial action, the Company asks for financial compensation related to the alienation of its exclusive rights. The Company is asking for a percentage of the amounts that the Estate of São Paulo received from the financial institutions.

(i)           SABESPREV

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação SABESP de Seguridade Social - SABESPREV. The net actuarial liability recognized as of December 31, 2010 amounted to R$ 487,332 (December 31, 2009 - R$ 531,992).

(j)           Key management compensation

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

The compensation paid by the Company to the members of its board of directors and officers amounted to R$ 2,601, R$ 2,606 and R$ 2,444 for the years ended December 31, 2010, 2009, and 2008, respectively, and it refers to salaries and other short-term benefits to employees and management. An additional amount of R$ 845, related to the bonus program, also a short term benefit, was accrued as of December 31, 2010 (December 31, 2009 - R$ 856; December 31, 2008 - nihil).

9             Indemnities Receivable

Indemnities receivable are a noncurrent asset that represents amounts receivable from the Municipalities of Diadema and Mauá as an indemnity for their unilateral termination of the concessions for water supply and sewage services of the Company in 1995. As of December 31, 2010 and 2009, this balance totaled R$ 146,213.

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

As of December 31, 2010, the net book value of property, plant, and equipment relating to the municipality of Diadema, reclassified in December 1996, amounted to R$ 75,231 and the indemnity balance from the municipality amounted to R$ 60,295, on December 31, 2010.

As of December 31, 2010, the net book value of property, plant, and equipment relating to the municipality of Mauá, reclassified in December 1999, totaled R$ 103,763 and the indemnities receivables the municipality totaled R$ 85,918.

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

In January 2009, the parties filed a joint petition requesting the suspension of new seizures, for a three-month period, trying to enable an agreement. The suspension was confirmed by the Tax Court. As the settlement on which a possible agreement will be based was maintained, the suspension request was last renewed in April 2010.

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

Based on legal opinion, management believes that the Company has legal rights to receive the indemnities and is monitoring the judicial lawsuit.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

10           Intangible Assets

	December 31, 2010			December 31, 2009

		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Intangible rights arising from concession contracts
Service concession agreements	13,980,141	(3,242,270)	10,737,871	23,074,648	(7,702,533)	15,372,115
Concession contracts	706,423	(189,145)	517,278	669,301	(165,156)	504,145
Program contracts	900,686	(36,302)	864,384	794,561	(21,772)	772,789
Program contracts – commitments	333,942	(22,666)	311,276	271,194	(12,391)	258,803
Service contract – São Paulo	6,196,699	(99,837)	6,096,862	-	-	-
New businesses	12,129	(901)	11,228	-	-	-

	22,130,020	(3,591,121)	18,538,899	24,809,704	(7,901,852)	16,907,852
Software licenses	49,458	(41,521)	7,937	42,679	(33,114)	9,565

Total	22,179,478	(3,632,642)	18,546,836	24,852,383	(7,934,966)	16,917,417

Movements on the intangible assets are as follows:

	January		Write-off and		December
	1, 2008	Additions	disposals	Amortization	31, 2008

Intangible rights arising on concession contracts
Service concession agreements	13,775,366	869,438	(176,340)	(396,957)	14,071,507
Concession contracts	507,789	23,444	-	(21,509)	509,724
Program contracts	8,704	623,391	-	(9,712)	622,383
Program contracts – commitments	-	252,770	-	(3,131)	249,639

	14,291,859	1,769,043	(176,340)	(431,309)	15,453,253
Software licenses	-	29,725	-	(20,123)	9,602

	14,291,859	1,798,768	(176,340)	(451,432)	15,462,855

	December		Write-off and		December
	31, 2008	Additions	disposals	Amortization	31, 2009

Intangible rights arising on concession contracts
Service concession agreements	14,071,507	1,849,993	(51,778)	(497,607)	15,372,115
Concession contracts	509,724	17,429	-	(23,008)	504,145
Program contracts	622,383	162,466	-	(12,060)	772,789
Program contracts – commitments	249,639	18,424	-	(9,260)	258,803

	15,453,253	2,048,312	(51,778)	(541,935)	16,907,852
Software licenses	9,602	12,954	-	(12,991)	9,565

	15,462,855	2,061,266	(51,778)	(554,926)	16,917,417

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	December			Write-off and		December
	31, 2009	Additions	Reclassification	disposals	Amortization	31, 2010

Intangible rights on concession contracts
Service concession agreements	15,372,115	1,767,747	(6,019,568)	(15,857)	(366,566)	10,737,871
Concession contracts	504,145	37,122	-	-	(23,989)	517,278
Program contracts	772,789	106,125	-	-	(14,530)	864,384
Program contracts – commitments	258,803	62,748	-	-	(10,275)	311,276
Service contract – São Paulo	-	177,131	6,019,568	-	(99,837)	6,096,862
New businesses	-	12,129	-	-	(901)	11,228

	16,907,852	2,163,002	-	(15,857)	(516,098)	18,538,899

Software licenses	9,565	6,779	-	-	(8,407)	7,937

	16,917,417	2,169,781	-	(15,857)	(524,505)	18,546,836

The status of our aggregated construction in progress of the underlying assets of concession contracts at the end of the year is as follows:

	As of December 31, 2008

	Water	Sewage
	supply	services	Total

Construction costs incurred	551,655	1,098,848	1,650,503
Recognized profits less recognized losses	560,346	1,116,523	1,676,869

	As of December 31, 2009

	Water	Sewage
	supply	services	Total

Construction costs incurred	760,706	1,248,957	2,009,663
Recognized profits less recognized losses	772,117	1,267,691	2,039,808

	As of December 31, 2010

	Water	Sewage
	supply	services	Total

Construction costs incurred	1,028,115	1,052,956	2,081,071
Recognized profits less recognized losses	1,051,419	1,079,256	2,130,675

There are no contingent assets or liabilities related to the construction contracts outstanding.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Investments committed

The estimated amount related to investments is R$ 2,262 million to be spent from 2011 to 2015 (unaudited).

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

As of December 31, 2010 and 2009, the Company operates in 364 municipalities in the State of São Paulo. In most of these municipalities operations are based on 30-year concession period. The agreement with the municipality of São Paulo is accounted for as a service concession arrangement.

The services provided by the Company are billed at a price established by the "Agência Reguladora de Saneamento e Energia do Estado de São Paulo" ("ARSESP").Intangible rights arising on concession contracts are comprised of:

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

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession contract" and amortized over the period of the related concession (usually 30 years). As of December 31, 2010, 2009 and 2008 there were no amounts pending related to these payments to the municipalities.

Intangible assets are amortized on a straight line basis over the term of the concession agreements or for the useful lives of the underlying assets, which was lower, entered into with the related municipality.

(iii) Program contracts - Commitments

After the enactment of the regulatory framework in 2007, renewals of concession agreements are made through "program contracts". In some program contracts the Company committed to financially participate in social and environmental sanitation actions. These assets built and commitments assumed are being amortized on a straight line basis according to the effective period of the program contract (mostly 30 years).

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2010, the amounts not yet disbursed related to commitments under the program contracts are recorded in “Other obligations” in current liabilities in the amount of R$ 38,427 and R$ 45,584, and noncurrent liabilities in the amount of R$ 106,696 and R$ 93,292, as of December 31, 2010 and 2009, respectively.

(iv) Program contracts

It refers to the renew of contracts formerly denominated full concession to operation concession, by program contracts which purpose is the water supply, sewage and sanitation public service, where the Company has the control of the assets acquired or constructed during the contract period (30 years) or for the useful lives of the underlying assets, which was lower.

(v) New businesses

In August 2009, the Company and Companhia de Saneamento de Alagoas – CASAL signed 60 month-period agreement to provide specialized technical services to implement a program to reduce the losses and retain revenues in the municipality of Maceio. The construction started in 2010.

As of December 31, 2010 the total amount was R$ 11,228.

(a)         Disposals of concession intangible assets

In 2010, 2009 and 2008, the Company wrote off concession intangible assets items totaling R$ 15,857, R$ 51,778 and R$ 176,340, respectively, due to obsolescence, theft, misplacements, unproductive wells and projects considered economically unfeasible.

(b)         Capitalization of interest and financial charges

The capitalization occurs during the construction period of the assets, considering the average interest rate of the loans in place in the date of the capitalization.

The Company analyzes the loans and financing acquired in foreign currency and considers if such loans and financing were obtained in local currency, establishing a limit to capitalize interest and exchange rate variation by the amount that were capitalized if such loans and financing were acquired in local currency.

In 2010, 2009 and 2008, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects, in concession intangible assets during the construction period of the qualifying assets totaling R$ 228,899, R$ 51,625 and R$ 219,430, respectively.

(c)         Revenue from construction

The Company is responsible to construct and install the infrastructure related to the concession contract, using its own resources or contracting third parties to perform the work, being exposed to its risks and benefits.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The Company recognizes revenue from construction related to construction costs added by gross margin. In general, the constructions regarding the concessions are performed by third parties. In this case the margin is lower and it is to cover the costs of management and supervision of the construction. Based on the studies and the benchmark with companies in the construction market the margin used in 2010 was 2.6%.

The amount, net of amortization, in December 31, 2010 was 33,485 (R$ 28,828 in 2009).

 (d)        Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result of expropriations are recorded as concession intangible assets after the transaction is completed. In 2010, 2009 and 2008, the amount related to expropriations was R$ 10,779, R$ 6,244 and R$ 11,004, respectively.

(e)         Assets pledged as guarantee

As of December 31, 2010 and 2009, the Company had underlying physical assets totaling R$ 249,034 offered as guarantee to the request for the PAES (tax debt refinancing program) (Note 13).

(f)          Public-Private-Partnership (PPP)

The Company and CAB-Sistema Produtor Alto Tiete S.A., special purpose entity, formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private-partnership of Alto Tiete production system.

The contract last 15 years which purpose is expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second.

As of December 31, 2010 and 2009 the amount recognized as intangible asset related to PPP was R$ 353,468 and R$ 150,281, respectively.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

11            Property, Plant and Equipment

	December 31, 2010			December 31, 2009

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	119,567	-	119,567	119,885	-	119,885
Buildings	41,014	(28,983)	12,031	41,224	(25,669)	15,555
Equipment	162,270	(90,804)	71,466	121,019	(75,469)	45,550
Transportation equipment	20,025	(18,364)	1,661	18,194	(16,690)	1,504
Furniture, fixtures and equipment	26,831	(26,378)	453	25,752	(19,398)	6,354
Construction in progress	43,222	-	43,222	-	-	-
Other	2,590	(1,384)	1,206	2,590	(1,008)	1,582

	415,519	(165,913)	249,606	328,664	(138,234)	190,430

Movements on the property, plant and equipment are as follows:

	January		Write-off and		December
	1, 2008	Additions	Disposals	Depreciation	31, 2008

Land	103,209	3,018	-	-	106,227
Buildings	14,746	3,228	-	(1,230)	16,744
Equipment	43,602	8,702	(66)	(4,478)	47,760
Transportation equipment	465	1,349	-	(642)	1,172
Furniture, fixtures and equipment	3,972	7,845	(33)	(5,450)	6,334
Other	1,116	158	-	(101)	1,173

	167,110	24,300	(99)	(11,901)	179,410

	December		Write-off and		December
	31, 2008	Additions	Disposals	Depreciation	31, 2009

Land	106,227	14,193	(535)	-	119,885
Buildings	16,744	172	(20)	(1,341)	15,555
Equipment	47,760	4,870	(29)	(7,051)	45,550
Transportation equipment	1,172	1,262	-	(930)	1,504
Furniture, fixtures and equipment	6,334	6,756	(167)	(6,569)	6,354
Other	1,173	564	(4)	(151)	1,582

	179,410	27,817	(755)	(16,042)	190,430

	December		Write-off and		December
	31, 2009	Additions	Disposals	Depreciation	31, 2010

Land	119,885	-	(318)	-	119,567
Buildings	15,555	-	(210)	(3,314)	12,031
Equipment	45,550	41,251	-	(15,335)	71,466
Transportation equipment	1,504	1,831	-	(1,674)	1,661
Furniture, fixtures and equipment	6,354	1,079	-	(6,980)	453
Construction in progress	-	43,222	-	-	43,222
Other	1,582	-	-	(376)	1,206

	190,430	87,383	(528)	(27,679)	249,606

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(a)         Depreciation

The Company revises the estimated useful lives of its property, plant and equipment annually. In 2009, the Company adjusted the estimated useful lives of its property, plant and equipment, which were accounted for prospectively from January 1, 2009. The annual depreciation rates were as follows:

Property, plant and equipment	2010	2009	2008

Buildings	2%	2%	4%
Equipment	5%	5%	10%
Transportation equipment	10%	10%	20%
Furniture, fixtures and equipment	6.7%	6.7%	10%

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

12           Loans and Financing

		December 31, 2010			December 31, 2009

	Current	Noncurrent	Total	Current	Noncurrent	Total

Denominated in local currency
Federal Government/Banco do Brasil	316,541	818,359	1,134,900	288,833	1,127,136	1,415,969
6th issue debentures	-	-	-	225,380	-	225,380
7th issue debentures	-	-	-	121,165	-	121,165
8th issue debentures	465,086	-	465,086	-	417,862	417,862
9th issue debentures	33,333	198,242	231,575	-	223,741	223,741
10th issue debentures	-	279,497	279,497	-	274,476	274,476
11th issue debentures	-	1,205,451	1,205,451	-	-	-
12th issue debentures	-	499,715	499,715	-	-	-
Caixa Econômica Federal	91,031	783,426	874,457	78,871	679,992	758,863
Promissory notes	-	599,755	599,755	-	898,447	898,447
FIDC - SABESP I	13,889	-	13,889	55,556	13,889	69,445
National Bank for Economic and Social Development (BNDES)	43,403	40,518	83,921	42,857	83,940	126,797
National Bank for Economic and Social Development (BNDES) - Baixada Santista	-	130,474	130,474	-	130,473	130,473
National Bank for Economic and Social Development - BNDES PAC	1,649	44,352	46,001	-	14,602	14,602
National Bank for Economic and Social Development - BNDES Onda Limpa	-	246,986	246,986	-	-	-
Foz do Brasil – Mutual	-	52,896	52,896	-	-	-
Santander	2,427	-	2,427	-	-	-
Other	2,816	3,850	6,666	3,276	11,575	14,851
Interest and charges	141,991	-	141,991	112,297	7,961	120,258

Total denominated in local currency	1,112,166	4,903,521	6,015,687	928,235	3,884,094	4,812,329

Denominated in foreign currency
Inter-American Development Bank (IADB) US344,898,000 (2009 - US$ 374,647,000)	63,185	511,484	574,669	64,250	588,085	652,335
Eurobonds - US$ 140,000,000 (2009 - US$ 140,000,000)	-	232,612	232,612	-	243,001	243,001
Eurobonds - US$ 350,000,000	-	576,107	576,107	-	-	-
JBIC - ¥ 21,316,000,000 (2008 - ¥ 21,316,000,000)	11,810	425,168	436,978	-	400,932	400,932
IADB 1983AB - US$ 250,000,000 (2009 - US$ 250,000,000)	39,893	373,575	413,468	-	431,911	431,911
Interest and charges	15,089	5	15,094	17,462	-	17,462

Total denominated in foreign currency	129,977	2,118,951	2,248,928	81,712	1,663,929	1,745,641

Total loans and financing	1,242,143	7,022,472	8,264,615	1,009,947	5,548,023	6,557,970

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	Currency	Guarantees	Maturity	Annual interest rates	Inflation and foreign exchange adjustment
Financial institution
Local currency
Federal Government/Banco do Brasil	Real	São Paulo State Government and Own funds	2014	8.50%	UPR
8th issue debentures	Real	Own funds	2011	10.75%	IGP-M
9th issue debentures	Real	Own funds	2015	CDI+2.75% and 12.87%	IPCA
10th issue debentures	Real	Own funds	2020	TJLP + 1.92% (1st & 3rd series) & 9.53% (2nd series)	IPCA
11th issue debentures	Real	Own funds	2015	DI + 1.95% & DI + 1.4% (2nd series)
12th issue debentures	Real	Own funds	2025	TR + 9.5%
Caixa Econômica Federal	Real	Own funds	2011/2032	5% to 9.5%	UPR
Promissory notes	Real	Own funds	2011	CDI + 0.65%
FIDC - SABESP I	Real	Own funds	2011	CDI + 0.70%
National Bank for Economic and Social Development (BNDES)	Real	Own funds	2013	3% + TJLP 6% LIMIT
National Bank for Economic and Social Development (BNDES) - Coastal region	Real	Own funds	2019	2.5% + TJLP 6% LIMIT
National Bank for Economic and Social Development - BNDES PAC	Real	Own funds	2023	2.15% + TJLP 6% LIMIT
National Bank for Economic and Social Development - BNDES ONDA LIMPA	Real	Own funds	2025	1.92% + TJLP 6% LIMIT
Foz do Brasil - Mutual	Real	-	2012	CDI + 1.75% + IOF
Santander	Real	-	2011	CDI
Other	Real	-	2011/2018	12%/CDI/TJLP + 6%

Foreign currency
Inter-American Development Bank (IADB) US$ 344,898,000 (2009 - US$ 374,647,000)	U.S. dollar	Federal Government	2016/2025	3.00% to 3.52%	Currency Basket Fluctuation + US$
International Bank for Reconstruction and Development - BIRD	U.S. dollar	Federal Government	2034	0.43%	US$
Eurobonds - US$ 140,000,000 (2009 - US$ 140,000,000)	U.S. dollar	-	2016	7.50%	US$
Eurobonds - US$ 350,000,000	U.S. dollar	-	2020	6.30%	US$
JBIC - ¥ 21,316,000,000 (2009 - ¥ 21,316,000,000)	Yen	Federal Government	2029	1.8% and 2.5%	Yen
IADB 1983AB - US$ 250,000,000 (2009 - US$ 250,000,000)	U.S. dollar	-	2023	2.49% to 2.99%	US$

Exchange rate as of December 31, 2010: US$ 1.6662; Yen 0.0205 - (December 31, 2009 - US$ 1.7412; Yen 0.018809).

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

(b)         Debentures

(i)          6th issue

On September 17, 2004, the Company registered with the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários or CVM) a securities program totaling R$ 1,500,000. As part of this program, the Company issued on September 1, 2004, 600,000 debentures in three series, without renegotiation, with a face value of R$ 1 each, totaling R$ 600,000. The date for the financial settlement of the transaction was September 21, 2004 for the Series 1 and September 22, 2004 for the Series 2 and 3.

The debentures were placed on the market as follows:

	Number	Adjustment	Interest	Interest payment	Repayment	Maturity
Series 1	231,813	-	CDI+1.75% p.a.	Semiannual	Single installment	September 2007
Series 2	188,267	IGP-M	11% p.a.	Annual	Single installment	September 2009
Series 3	179,920	IGP-M	11% p.a.	Annual	Single installment	September 2010

Interest expense totaled R$ 17,296 and R$ 26,999, in 2009 and 2008, respectively, related to the series 2, and R$ 24,424 and R$ 18,479 in 2009 and 2010, respectively, related to the series 3.

Series 1 of the 6th issue of debentures was fully repaid on September 30, 2007. Series 2 and 3 of the 6th issue of debentures was fully repaid on September 1, 2009 and on September 1, 2010, respectively.

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

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

In 2009 and 2008, interest expense related to series 1 totaled R$ 4,611 and R$ 27,171, respectively, and in 2010 and 2009 the interest expense related to series 2 totaled R$ 2,349 and R$ 13,015, respectively.

Series 1 and 2 of the 7th issue of debentures was fully repaid on March 1, 2009 and March 1, 2010, respectively.

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

Interest expense totalled R$ 18.520 and R$ 47.580 in 2009 and 2008, respectively, related to séries 1 and R$ 49.863 and R$ 44.441 in 2010 and 2009, respectively, related to series 2.

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

Interest expenses totaled R$ 12,354 and R$ 12,546 in 2010 and 2009, respectively related to series 1 and R$ 16,993 and R$ 16,120, respectively, related to series 2.

Financial covenants of the 6th, 7th, 8th, 9th, 11th and 12th issue of debentures:

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

(v)         10th issue

On November 15, 2009, the Company launched 100 debentures, subscribed exclusively by the National Bank for Economic and Social Development (BNDES). These debentures were distributed in three nonconvertible series, at a nominal value of R$ 2,753.70, totaling R$ 275,370. This transactions was settled on December 15, 2009, for all series.

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

In 2010 and 2009, interest expense related to 10th issue totaled R$ 6,016 and R$ 755, respectively, related to series 1; R$ 9,156 and R$ 207, related to series 2 and , R$ 9,025 and R$ 1,132 related to series 3.

Financial covenants

.     EBITDA to Net revenue: equal or higher than 38%.

.     EBITDA to Financial expenses ratio: equal to or higher than 2.35.

.     Net debt to EBITDA: equal to or higher than 3.65.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(vi)        11th issue

On March 1, 2010, the Company launched 1,215,000 in debentures. On April 30 and May 3, 2010 the Company settled series 1 and 2, respectively, through a public offering, as summarized below:

	Number	Adjustment	Interest	Interest payment	Repayment	Maturity
Series 1	810,000	-	DI + 1.40% p.a.	Semiannual (September and March)	Annual (from March 2013)	March 2013
Series 2	405,000	-	DI + 1.40% p.a.	Semiannual (September and March)	Annual (from March 2012)	March 2013

The interest expense related to the 11th issue was R$ 80,077 related to series 1 and R$38,103 related to series 2 in 2010.

(vii)      12th issue

The Company issued R$ 500 million in debentures to Government Severance Indemnity Fund for Employees (FGTS). The debentures will be invested in program of structures to comply with the goal to universalize the sanitation service in the State of São Paulo until 2018. Among the programs that will receive this investment are Vida Nova (water sources), Programa Metropolitano de Água (Water Metropolitan Program), Programa Metropolitano de Esgoto (Sewage Metropolitan Program), Programas de Àgua e Esgotos do Interior e Litoral (Water and Sewage Program inside the state and coastal region).

Initially, R$170 million was released and R$ 330 million is invested in a restricted bank account and will be released in 2 installments. The first installment will be released after 6 months and the second installment will be released after 12 months from the issuance date. The condition for releasing these installments is the execution of the investment in these projects by SABESP.

One of the conditions for approving this transaction is the allocation of 60% of the investments in poor areas.

The issuance of the debentures occurred on September 22, 2010 through a public offer under the Brazilian securities exchange commission rules, as follows:

	Number	Adjustment	Interest	Interest payment	Repayment	Maturity
Unique Serie	500,000	-	TR + 9.5% p.a.	Monthly (from July 2010)	Monthly (from July 2014)	June 2025

The interest expense related to the 12th issue was R$ 26,879 in 2010.

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

The balance of these facilities as of December 31, 2010 was R$ 607,638 (December 31, 2009 - R$ 637,611 and their unused amount was R$ 131,059.

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

(ii)        Pró-Sanear Program

In 1997, 1998 and 2008, contracts were signed under the Pró-Sanear Program for the improvement of water and sewage services, with the involvement of the communities receiving the services, in several municipalities of the Metropolitan Region of São Paulo. The credit facilities are collateralized by the collections of the daily billings of water supply and sewage services up to the total amount of the debt. Repayment will be made in 180 months after the beginning of the repayment period. As of December 31, 2010, the balance was R$ 16,752 (December 31, 2009 - R$ 18,978).

The financial charges are:

.     interest rate - 5.0% p.a.;

.     management fee (grace period) - 2.0% p.a. on debt outstanding balance;

.     management fee (repayment phase) - 1.0% p.a. on debt outstanding balance;

.     risk rate (grace period) - 1.0% p.a. on amounts disbursed.

(iii)       Growth Acceleration Program (PAC)

In 2007 and 2008, the Company entered into agreements linked to the Universal Water and Sewage Services were entered with several municipalities, with funds from the Government Severance Indemnity Fund for Employees (FGTS). The credits facilities are guaranteed by a monthly flow of the billings corresponding to the minimum of three times the monthly charge. Repayments will be made in 240 months after the beginning of the repayment period. The balance as of December 31, 2010 was R$ 250,067 (December 31, 2009 - R$ 102,274), and available facilities total R$ 1,012,258 (December 31, 2009 - 1,175,460).

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

(d)         BNDES

Contract 01.2.619.3.1 - Entered into in August 2002, totaling up to R$ 60,000, for the purpose of financing part of the Company's contribution to the Tietê River Pollution Abatement Project - Stage II, related to loan agreement 1212/OC - BR with the Inter-American Development Bank (IADB). The related project is in progress and the outstanding balance as of December 31, 2010 was R$ 20,980 (December 31, 2009 - R$ 31,699).

The related project is in performance of works stage and the debt balance as of December 31, 2010 was R$ 62,941 (December 31, 2009 - R$ 95,098). The funds are onlent from BNDES to the agents and from the latter to SABESP. The onlending agreement has the same purpose as the agreement between BNDES and SABESP, and the same interest and repayment terms, as follows:

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

The Company obtained from BNDES the suspension for 13 months of the compliance of covenants as from December 2010.

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

The agreement is in progress and the debt balance as of December 31, 2010 and 2009 was R$ 130,474.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(f)          Receivables Investment Funds (FIDC)

On March 23, 2006, a single series of senior shares and 26 subordinated shares, held in a deposit account in the name of its holders, were issued with unit value on issue date corresponding to R$ 500. The senior shares are being repaid in 54 monthly installments, starting October 2006, and their final maturity is in March 2011. As of December 31, 2010, the balance of subordinated shares was R$ 22,270 (2009 - R$ 20,138), recorded in line account 'Other receivables' in noncurrent assets; the balance of senior shares was R$ 13,889 (2009 - R$ 69,445), recorded in 'Loans and financing'. Subordinated shares were subscribed and paid up exclusively by SABESP. The Fund yield benchmark corresponds to 100% of the DI rate (a managed prime rate), plus a fixed interest coupon of 0.70% per base year of 252 business days, pursuant to the terms of its regulations.

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

The funds raised were used for the early repayment and partial issue of US$ 225 million in the Eurobonds, with final maturity in June 2008, and the amount redeemed was US$ 126,948 thousand.

As of December 31, 2010 the balance of the Eurobonds was R$ 232,612.

Covenants - for Eurobonds 2016.

Limit new debt so that:

.     adjusted total debt to EBITDA does not exceed 3.65;

.     the Company's debt service coverage ratio, determined on the date this debt was incurred, shall not be lower than 2.35.

Noncompliance with covenants will accelerate the maturity of the contract.

In December 2010, the Company issued a US$ 350 million senior unsecured notes due 2020 (the Eurobonds 2010). The issue was led by Banco Itaú Europa, S.A. and Santander Investment Securities Inc. The interest rate is 6.25% p.a., paid semi-annually in arrears on June 16 and December 16, commencing on June 16, 2011. The funds were used for partial repayment of outstanding debts.

As of December 31, 2010 the balance of the Eurobonds was R$576,107.

(h)         Inter-American Development Bank (IADB)

Loan Agreement 713 - In December 1992, the Company entered into a loan agreement with the IADB for US$ 400 million to finance the first stage of the Tietê River Pollution Abatement Project. The repayment period started in June 1999 in semiannual installments, subject to annual floating rate interest, varying according to the loans raised by the Bank in each six-month period, and final maturity in December 2017. In December 1992, the Federal Republic of Brazil signed a guarantee contract with the IADB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2010 was US$ 174,060 thousand, equivalent to R$ 290,019 (December 31, 2009 - R$ 332,139).

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Loan Agreement 896 - In December 1992, the Company entered into a loan agreement with the IADB for US$ 50 million to finance the first stage of the Tietê River Pollution Abatement Project. Semiannual repayments started in June 1999, with annual interest of 3% and final maturity in December 2016. In December 1992, the Federal Republic of Brazil signed a guarantee contract with the IADB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2010 was US$ 16,667 thousand, equivalent to R$ 27,770 (December 31, 2009 - R$ 33,856).

Loan Agreement 1212 - In July 2000, the Company entered into a loan agreement with the IADB for US$ 200 million to finance the second stage of the Tietê River Pollution Abatement Project. In 2008, total disbursement for this agreement was US$ 2,434 thousand and there are no amounts to be disbursed. The loan is being amortized semiannually and final maturity in July 2025. Interest is being paid on a semiannual basis, based on daily balances, at an annual variable rate according to the costs of loans of the Bank in the preceding six-month period, plus a spread, and changes every six months. The debt balance as of December 31, 2010 was US$ 154,171 thousand, equivalent to R$ 256,880 (December 31, 2009 - R$ 286,340).

Loan Agreement 2202/OC-BR – On September 3, 2010 the Company and the Inter-American Development Bank (Banco Interamericano de Desenvolvimento or BID) signed the contract for partially finance the third stage of the Tietê River Project, denominated the decontamination of the Tietê river. The total estimated cost of this investment is US$800 million, of which US$ 600 million will be financed by the BID and US$ 200 million will be invested by the Company´s  own resources. The final maturity of the loan is in 25 years and the repayment period commences in September 2016.The interest is based on USD-Libor.

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

(i)          Japan Bank for International Cooperation ("JBIC")

On August 6, 2004, the Company entered into a financing agreement with the JBIC - Japan Bank for International Cooperation, guaranteed by the Federal Government, totaling ¥21,320 million, equivalent to approximately R$ 337,687, for the Environmental Recovery Program of the Santos Metropolitan Region. Total financing period is 25 years, with a seven-year grace period and 18 years of repayment in semi-annual installments. Interest is being paid on a semiannual basis since 2006, and is 2.5% p.a. for the sewage network and 1.8% p.a. for sewage treatment facilities. The balance of this loan agreement as of December 31, 2010 was R$ 436,978 (December 31, 2009 - R$ 400,932).

(j)          AB Loan (IADB 1983AB)

On May 27, 2008, the Company entered into a loan agreement AB loan with IADB, totaling US$ 250.0 million, which was fully disbursed in June 2008. The funds obtained were used to settle Eurobonds 2008 and to partly perform the Company's investment plan.

The characteristics of this loan agreement are as follows:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	US$	Repayment from	Maturity	Interest (LIBOR + spread)
1983 A	100.0 million	May 2011	May 2023	Libor + 2.99%
1983 B1	100.0 million	May 2011	May 2020	Libor + 2.69%
1983 B2	50.0 million	May 2011	May 2018	Libor + 2.49%

Interest is being paid on a semiannual basis since November 2008. The balance of this loan agreement as of December 31, 2010 was US$ 250.0 million, equivalent to R$ 413,468  (2009 - R$ 431,911), less part of the borrowing costs, totaling R$ 3,080 (2009 - R$ 3,390), which will be repaid over the agreement term.

(k)         Promissory notes

On May 3, 2010, the Company fully paid the 4th issue of promissory notes.

On August 30, 2010 a R$600,000 Promissory Notes was issued as a bridge loan, related to an advance to the 13th issue of debentures. The net proceeds obtained from the 13th issuance of debentures will be fully used to redeem the 60 promissory notes of the 5th issuance of debenture.

The amount obtained from the 13th issue of debentures will be fully used to repay the 60 promissory notes of the 5th issue of the Company. As of December 31, 2010, the balance of the promissory notes was R$ 600,000.

(l)          International Bank for Reconstruction and Development - BIRD

On October 28, 2009, the Company and “The World Bank” – Banco Internacional para Reconstrução do Desenvolvimento (BIRD) signed a contract (the BIRD agreement 7662BR) amounting to US$ 100,000. In December 31, 2010, the amount was not available to the Company.

(l)          Covenants

As of December 31, 2010 and 2009 and January 1, 2008, the Company had met all the requirements set forth by its loan and financing agreements.

The Company obtained from BNDES the suspension for 13 months of the compliance of covenants as from December 2010.

(m)       Maturities of loans and financing

The following table provides the maturities of loans and financing as of December 31, 2010:

	2011	2012	2013	2014	2015	2016	2017 and thereafter	Total
In local currency	1,112,166	1,406,600	1,103,131	573,096	474,969	161,606	1,184,119	6,015,687
In foreign currency	129,977	126,378	126,373	126,373	126,373	358,985	1,254,469	2,248,928

Total	1,242,143	1,532,978	1,229,504	699,469	601,342	520,591	2,438,588	8,264,615

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

13           Other Taxes Payable

		Current		Noncurrent

	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009

COFINS and PASEP	48,149	51,077	-	-
PAES (tax debt refinancing program)	35,364	34,012	53,045	85,029
INSS (Social Security contribution)	24,112	23,708	-	-
Other	50,425	21,433	-	-

Total	158,050	130,230	53,045	85,029

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No 10684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The original amount included in PAES in July 2003 was R$ 316,953, as follows.

Tax	Principal	Fine	Interest	Total

COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639

Total	250,139	13,759	53,055	316,953

The loan is being paid in 120 months. The amounts paid in 2010, 2009 and 2008 were R$ 34,744, R$ 33,386 and R$ 34,114, respectively, and financial expenses of R$ 4,112, R$ 5,585 and R$ 8,281, respectively, were recorded. The outstanding balance as of December 31, 2010 was R$ 88,409. The assets offered as guarantee in REFIS, totaling R$ 249,034, are still guaranteeing the amounts in the PAES program.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

14           Deferred Income Taxes

Breakdown of deferred taxes

	December 31, 2010	December 31, 2009

Deferred income tax assets (i)
Provisions	539,394	541,511
Pension obligations – G1	162,552	177,736
Accounts receivable from related party – G0	85,271	85,271
Donations of underlying assets on concession agreements	38,213	35,334
Other	179,356	87,077

Total deferred tax assets	1,004,786	926,929

Deferred income tax liabilities
Temporary differences of concession intangible assets	(711,283)	(721,620)
Capitalization of borrowing costs	(102,339)	(66,507)
Revenue - government entities	(72,968)	(73,005)
Other	(39,756)	(22,161)

Total deferred tax liabilities	(926,346)	(883,293)

Deferred tax asset (liability) in the balance sheet	78,440	43,636

(i) The expectation of the Company’s management is to realize the deferred income tax assets in 2012 in the same portion of 2011, and the residual amount to be realized in 2013.

	December 31, 2010	December 31, 2009
Deferred income tax assets (i)
To be realized within 1 year	281,164	258,551
To be realized after 1 year	723,622	668.378
Total	1,004,786	926,929

Deferred income tax liabilities (i)
To be realized within 1 year	(13,663)	(37,912)
To be realized after 1 year	(912,683)	(845,381)
Total	(926,346)	(883,293)
Net deferred income taxes assets and liabilities	78,440	43,636

If occur any relevant fact that modify the expectation, the management will review such projections during the year.

The movements in deferred income tax assets and liabilities in 2010, 2009 and 2008 are as follows:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Deferred income tax assets	Provisions	Pension obligations	Accounts receivable from related party	Concession intangible assets	Other	Total

As of January 1, 2008	334,489	138,681	-	28,989	11,574	513,733
Credited (charged) to income statement	76,986	18,577	85,271	5,258	45,705	231,797

As of December 31, 2008	411,475	157,258	85,271	34,247	57,279	745,530

Credited (charged) to income statement	130,036	20,478	-	1,087	29,798	181,399

As of December 31, 2009	541,511	177,736	85,271	35,334	87,077	926,929

Credit (changed) to income statement	(2,117)	(15,184)	-	2,879	92,279	77,857

As of December 31, 2010	539,394	162,552	85,271	38,213	179,356	1,004,786

Deferred income tax liabilities	Temporary differences of concession intangible assets	Capitalization of borrowing costs	Revenue - government entities	Other	Total

As of January 1, 2008	(787,666)	-	(86,487)	(5,142)	(879,295)
Credited (charged) to income statement	28,944	-	12,117	(9,763)	31,298

As of December 31, 2008	(758,722)	-	(74,370)	(14,905)	(847,997)

Credited (charged) to income statement	37,102	(66,507)	1,365	(7,256)	(35,296)

As of December 31, 2009	(721,620)	(66,507)	(73,005)	(22,161)	(883,293)

Credit (changed) to income statement	10,337	(35,832)	37	(17,595)	(43,053)

As of December 31, 2010	(711,283)	(102,339)	(72,968)	(39,756)	(926,346)

Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

	2010	2009	2008

Profit before income taxes	2,292,756	2,110,352	1,148,224
Statutory rate	34%	34%	34%

Estimated expenses at statutory rate	(779,537)	(717,520)	(390,396)
Tax benefits from interest on shareholders' equity	131,658	134,013	100,704
Permanent differences
Donations	(2,820)	2,020	5,790
Other differences	(11,610)	(21,118)	(1,376)

Income tax and social contribution	(662,309)	(602,605)	(285,278)

Current income tax and social contribution	(697,115)	(748,708)	(548,373)
Deferred income tax and social contribution	34,806	146,103	263,095
Effective rate	28.9%	28.6%	24.8%

Transition Tax Regime (RTT)

The Company opted to adopt the Transition Tax Regime (RTT), established by Provisional Measure 449/08, converted into Law No. 11,941/2009. Accordingly, the effects from the changes in Law 11,638/07 and from articles 36 and 37 of the said Provisional Measure had no effects for tax purposes.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Due to the adoption of this regime, the Company maintained the tax incentives arising from donations and government´s investment subsidy and the tax deductibility for debt issuance cost on loans and financing.

15           Provisions

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

	December 31, 2010	December 31, 2009

Customer claims (i)	659,182	783,561
Supplier claims (ii)	372,035	341,478
Other civil claims (iii)	167,628	155,030
Tax claims (iv)	58,658	28,757
Labor claims (v)	137,232	101,463
Environmental claims (vi)	65,095	58,531

Total	1,459,830	1,468,820

Current	766,603	643,863
Noncurrent	693,227	824,957

Changes to the provisions for the year ended December 31, 2010 are shown below:

			Payments	Interest and
	December		and	Inflation	December
	31, 2009	Additions	reversals	adjustment	31, 2010

Customer claims	864,938	142,202	(206,533)	(30,402)	770,205
Supplier claims	342,053	6,485	(7,847)	32,198	372,889
Other civil claims	161,856	30,193	(23,716)	7,599	175,932
Tax claims	28,812	29,541	(10,019)	10,324	58,658
Labor claims	101,463	37,444	(13,892)	12,217	137,232
Environmental claims	58,531	11,847	(17,270)	11,987	65,095

Subtotal	1,557,653	257,712	(279,277)	43,923	1,580,011
Escrow deposits	(88,833)	(29,976)	9,872	(11,244)	(120,181)

Total	1,468,820	227,736	(269,405)	32,679	1,459,830

The total amount paid during the year related to judicial lawsuit was R$ 330,256 (R$ 240,032 - December 31, 2009).

(b)         Lawsuits with possible likelihood of loss

The lawsuits in course in administrative and judicial levels where the Company is the defendant considered by management and its legal advisors and consultants of possible likelihood of loss, not being, for this reason, provisioned in the financial statements, are as follows:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2010	December 31, 2009

Customer claims (i)	827,500	760,100
Supplier claims (ii)	606,600	501,500
Other civil claims (iii)	275,200	262,900
Tax claims (iv)	348,900	280,700
Labor claims (v)	127,800	100,300
Environmental claims (vi)	111,900	44,300

Total	2,297,900	1,949,800

(i)          Customer claims

Approximately 1,440 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by SABESP. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized a provision when the likelihood of loss is considered probable. The change of R$ 124.4 million in the lawsuits classified as probable loss (see item “a” above) arose from the change in the likelihood of ongoing lawsuits, interest, fees and adjustments.

(ii)        Supplier claims

Suppliers' claims include claims filed by some construction companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the likelihood of loss is considered probable. In 2010, the R$ 30.6 million and R$ 105.1 million increase in lawsuits whose likelihood of loss is considered probable and possible, respectively, is related to the change in the likelihood of the lawsuits, interest, fees and inclusion of monetary restatement in 2010.

(iii)       Other civil claims

The Company is a party to several civil lawsuits related to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties. As of December 31, 2010, total accrued amount of R$ 167.7 million (December 31, 2009 - R$ 155.0 million) refers to claims with a loss likelihood considered probable. There was an increase both in lawsuits with probable and possible risk of loss, arising from the increase in lawsuits and the review of the expected outcomes, comprising monetary adjustment, interest and fees for the year.

(iv)        Tax claims

The provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's legal advisors.

(a)          In 2006, the Federal Revenue Service, by means of a tax execution, audited the Company's compliance with the tax obligations related to income tax and social contribution for calendar year 2001, and recognized taxes payable in the amount of R$ 357.7 million, adjusted through December 31, 2010. The Company filed a timely objection and will appeal against the tax assessment at administrative level and in courts. According to its legal advisors, the likelihood of loss of this administrative proceeding is approximately 90% considered remote and 10% possible.

(b)          The company filed for a preliminary injunction to challenge the revocation of the tax on service  revenue exemption granted by the Municipality of São Paulo, under a City Law enacted in 2002. In April 2003, the exemption was granted and the tax payment was suspended by an injunction. In May 2005, the courts issued a decision overruling the injunction. In July 2005, SABESP filed an appeal to ensure the preliminary injunction granted remained in effect. There is no final decision on the lawsuit yet.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Concurrently, on September 18, 2006, the São Paulo Municipal Department of Finance issued a tax deficiency notice, against which the Company filed timely administrative objection, with subsequent rejection of the appeal filed with lower courts. The Company filed an ordinary appeal to the Municipal Tax Council which was not accepted. A writ of prevention and an injunction were filed to annull the decision. As of December 31, 2010, the estimated amount of the claim is R$ 178.7 million. The Company's legal advisors assessed the likelihood of loss as possible.

(c)          The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates. The amount involved is estimated at R$ 40.9 million adjusted through December 31, 2010. Our legal advisors assessed it has a possible loss.

(d)          The Company requested an authorization to offset the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of the period from July to September 2002 against the amount of IRPJ paid in excess in 1997 and 1998, which was rejected. The estimated amount is R$ 39.1 million as of December 31, 2010. The Company´s legal advisors assessed this claim as a possible loss.

(e)          On June 23, 2010, the Company and the municipality of São Paulo signed an agreement to provide water supply and sewage services. The negotiation of this agreement led to the extinction of some judicial lawsuits.  The remaining judicial lawsuits considered as possible and probable loss are mainly related to taxes and fines. As of December 31, 2010 the amounts of such judicial lawsuits were R$ 22.3 million and R$ 27.2 million, respectively.

(f)           In 2005, the Federal Revenue Service partially rejected the Company´s request of offsetting tax credits related to the Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) in the amount of approximately R$ 56.1 million, and R$ 8.7 million, respectively, which relate to the period from January to April 2003, for which the Company offset prior year IRPJ and CSLL negative balances. The amounts not ratified by the authority of IRPJ and CSLL are R$ 11.2 million and R$ 0.7 million, respectively. As the Company obtained a partial favorable decision on this matter, the Company´s legal advisors believe likelihood of loss amounts to R$ 6.2 million and R$ 1.1 million are possible and probable, respectively.

(g)          The Company filed lawsuits against the Municipalities of Bragança Paulista and São Paulo due to the collection by these municipalities of a charge on the use of public areas to install the structures used for the water supply and sewage services. In the lawsuit filed against the Municipality of Bragança Paulista, the Company granted a preliminary injunction related to this charge which prevents the municipality from any current or future of charge collection until is the Company reach a final court decision on this matter. In June 2005, the Company got a favorable decision of the lower court and the initial remedy was maintained. The municipality appealed against the decision, which has not been decided by the Court of Appeals yet. With respect to the Municipality of São Paulo, the Company got a unfavorable decision in the lower court which issued a decision confirming the legality of the municipal charge. The Company filed an appeal and awaits the judgment. Subsequently, a new law was approved regarding the implementation of the collection of a charge on the use of public areas in the Municipality of São Paulo. In April 2004, the Company filed an injunction to suspend the collection of the municipal charge. The Company had a favorable decision of the lower court, as the injunction was granted which recognizes the municipal charge as undue. The municipality filed an appeal and awaits the judgment by the Court of Justice. The Company's legal advisors assessed the likelihood of loss on this matter as a possible.

(v)         Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable or possible loss. The Company recognized a provision for  claims which likelihood of loss is considered probable.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(a)     On January 27, 2005, the São Paulo Water, Sewage and Environmental Workers' Union ("Sintaema") filed a lawsuit against the Company, claiming compensation for work shifts, which was dismissed by the lower court under Company arguments that Sintaema did not have legitimacy to file such lawsuit. However, the Labor Regional Court overruled this decision favorably to Sintaema and required that the lawsuit returned to the original court for judgment. The Company's appeal to the Superior Labor Court was overruled. The lawsuit returned to the original court and was accepted. The Company appealed but the Labor Regional Court maintained the decision; and filed an appeal with the Superior Labor Court, for which is awaiting judgment. The Company's legal advisors assess the likelihood of loss, totaling R$ 55.9 million, as probable.

(b)     The São Paulo Water, Sewage and Environmental Workers' Union ("Sintaema") and other unions, filed a lawsuit against the Company claiming for, among other matters, over time rate at 100% and a 1.5% salary increase over inflation for the years of 2010 and 2011. The Labor Regional Court decided favorably to Sintaema. The Company appealed to the Superior Labor Court to suspend such decision, which was accepted. Currently, the Company awaits the judgment. The Company's legal advisors assess the likelihood of loss, totaling R$ 10.5 million, as probable.

(vi)        Environmental claims

The public civil actions to which the Company is party include the following:

(a)  The municipality of Águas de São Pedro filed a public civil action requesting SABESP to implement projects to remove sewage disposals from green areas, fountain and the Pantanal Lake located at the Pinheiros  Street in the municipality of Águas de São Pedro. This claim is also includes, indemnities due to environmental damages and attorney’s fees. The Company got an favorable decision of the lower court. The Company got an unfavorable decision of the Court of Justice and had 180 days to implement the necessary sewage services and to develop a environmental study for remediation. The Court of Justice also established a fine of R$ 5 (five thousand reais) per day. As of December 31, 2010, the total amount of the fine was R$ 14.0 million. The Company's legal advisors assess the likelihood of loss as probable.

(b)  Public civil action filed by the São Paulo Public Prosecution Office against SABESP requesting the court to sentence the Company to: 1) terminate of discharging untreated water effluents into the Capivari River and its tributaries, in the City of Campos do Jordão, within 540 days from the filing of the lawsuit, subject to a daily fine of R$ 100; and 2) Ensure the full environmental recovery due to environmental damage or monetary compensation in case the recovery is proven unfeasible. The decision was unfavorable to SABESP, which filed an appeal. The court sustained the decision, and the fine in the event of noncompliance was changed in R$ 10. SABESP is awaiting ruling on the extraordinary appeal filed. The fine adjusted through December 31, 2010 corresponds to R$ 10.9 million. The Company's legal advisors' assessed the likelihood of loss as probable.

(c)  Public civil action filed by the Public Prosecution Office against SABESP and the City of Cotia seeking individual and joint sentencing of the defendants to: (i) the termination of untreated water effluents discharges into the Cotia River or its tributaries, subject to a daily fine in the case of noncompliance; (ii) the treatment of sewage prior to discharging it into the Cotia River, subject to a daily fine, in the event of noncompliance;(iii) the full restoration of soil, of surface and underground water bodies and of vegetation to their original condition, subject to a daily fine, in the event of noncompliance; and(iv) the payment of compensation for environmental damages caused to soil, to water sources and to underground and surface water bodies that cannot be recovered. The appellate court rendered favorable decisions to us with respect to items (i), (iii) and (iv) above. According to evaluations by the court's technical expert, on October 17 2006, compensation for environmental damages was R$ 826,800.00 or, alternatively, R$ 5.8 million, if the Company includes the damages caused to the river banks (Cotia river). This amount is still under discussion and its approval is subject to a final decision by a lower court. As of December 31, 2010, the restated amount of the expert's report is R$ 10.7 million. The Company's legal advisors' assessed the likelihood of loss as probable.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(d)   A public civil action filed by the Public Prosecution Office against SABESP which result was unfavorable. SABESP was condemned to: (i) stop disposing untreated sewage in the fluvial system, a under a penalty of R$ 150 thousands for each illegal act; ii) invest in water supply and sewage treatment system in the municipality of Guarei, considering that all necessary actions to have water supply and sewage treatment system concluded in 180 days, under a penalty of R$ 100 thousands per day for noncompliance; iii) indemnity of environmental damages to be evaluated at the end of the action. SABESP filed an appeal and awaits the decision. As of December 31, 2010, the amount provisioned for this claim was R$ 4.4 million. The Company's legal advisors' assessed the likelihood of loss as probable.

(e)   A public civil action filed by the Public Prosecution Office against SABESP which result was unfavorable. SABESP was condemned to: (i) stop disposing untreated sewage in the São Sebastião’s canal before getting the operating and inspection licenses, under a penalty of R$ 100 thousands per day; ii) obligation to prepare and maintain the operation of the EPC (Pre-conditioning station) Araçá with the respective operating and inspection licenses, under a penalty of R$ 100 thousands per day; iii) stop disposing untreated domicile sewage in the São Sebastião’s canal; iv) comply with all requirements of the inspection and operating licenses, including the requirements from CETESB; v) pay indemnity of R$ 50 million regarding environmental damages. The Company must present to the court the operating and inspection licenses  of Araçá in 6 months, under a penalty of R$ 100 thousands per day. The Company must also contract an expert to prepare an environmental study, in 30 days. This action is commencing and the Company awaits the judgment in lower court. As of December 31, 2010, this claim amounted to R$ 78.1 million. The Company's legal advisors' assessed the likelihood of loss as possible.

(f)    Public civil action filed by the São Paulo Public Prosecution Office against SABESP and the Municipality of Piracaia seeking conviction of the defendants for the obligation not to discharge untreated household sewage into the Atibaia river, which is not in compliance with the quality standards provided for in law, under the penalty of specific execution or a daily fine. This lawsuit is awaiting ruling at the lower courts. As of December 31, 2010, the restated amount of this lawsuit is R$ 9.6 million. The Company's legal advisors assessed it as a possible loss.

The Company is a party to other environmental lawsuits in municipalities where it operates, arising from the discharge of untreated waste, assessed as probable and possible risks of loss by its legal advisors. The amounts recognized as provisions do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which the such lawsuits are and management's ability to reasonably estimate the amounts of future disbursements. As of December 31, 2010, total accrued amount represents the R$ 65.1 million (R$ 58.5 million in December 31, 2009), already including the amounts referred to in items (a), (b), (c) and (d).

(vii)      Settlements reached in 2010

In 2010 the Company reached several settlements related to environmental issues, as follows:

(a)               Itupeva

On March 10, 2010, the Company and the Justice Department of municipality of Jundiai signed a judicial agreement for the construction and provision of services to improve the Water Treatment Station and environmental recovery in the municipality of Itupeva. The environmental recovery represents indemnities due to environmental damages and related to daily fines. The estimated investment in the Water Treatment Station is R$ 16.3 million and the estimated cost of the forest recovery is R$ 125 thousands.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(b)               Echaporã

On May 29, 2010, the Company and the Justice Department of municipality of Assis signed a judicial agreement for constructing the sewage treatment system in Echaporã and environmental recovery of the municipality of Assis. The environmental recovery represents indemnities due to environmental damages. The estimated investment in the sewage treatment system is R$ 1.5 million and the estimated cost of the forest recovery is R$ 875 thousands;

(c)                Quintana

On May 28, 2010, the Company and the Justice Department of municipality of Pompéia signed a judicial agreement for environmental recovery and indemnities caused by environmental damages and related to daily fines. The estimated cost of the forest recovery is R$ 560 thousands.

(d)               Santo André

On June 9, 2010, the Company, the environmental sanitation service of the municipality of Santo André and the São Paulo State Prosecution Office agreed a term of conduct regarding enlargement of the collection, transportation and domestic sewage treatment system in Santo André. The estimated amount of the investment is R$ 20.7 million.

(e)               Itararé

On September 30, 2010, the Company and Justice Department of municipality of Itararé signed a judicial agreement for the construction of a sanitation system in the municipality of Itararé and environmental recovery. The environmental recovery represents indemnities caused by environmental damages and related daily fines. The estimated cost of the sanitation system is R$ 17.3 million and the estimated cost of the forest recovery is R$ 350 thousands.

(f)                 Arujá

On November 19, 2010, the Company, the São Paulo State Prosecution Office and the municipality of Arujá signed a term of conduct for enlarging the domestic sewage system in the urban area of Arujá. The estimated cost of the sewage system enlargement is R$ 51.9 million.

(g)               Ribeirão Grande

On November 25, 2010, the Company, the São Paulo State Prosecution Office and the municipality of Ribeirão Grande signed a term of conduct for improving the sewage collection and treatment systems in Ribeirão Grande. The estimated cost of investment is R$ 5.5 million.

(viii)    Other concession-related legal proceedings

(a)   On March 25, 2005, the municipality of Itapira revoked the concession contract and filed an Assets Repossession Action against SABESP. The outcome of this claim was unfavorable to the Company. The Company appealed the decision, but in view of the compensation lawsuit filed against the aforementioned municipality, the Company has waived the appeal.

(b)  The municipality of Cajobi has filed a Repossession Action that seeks the takeover the water supply and sewage services, and sentencing the Company to pay for losses and damages for amounts received as water and sewage tariffs not received in view of utilities explored since the enactment of the Municipal Decree, and for the use of assets related to the concession. The court decision confirmed the Municipality's takeover of the water and sewage services. On August 25, 2008, SABESP filed an appeal that awaits judgment. The Municipality provides water supply and sewage collection services since May 29, 2007 under injunction granted in the interlocutory appeal.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(c)  The City of Araçoiaba da Serra filed a Repossession Action seeking an authorization to enter concession-related facilities, including all properties and chattels linked to the water supply and sewage treatment services. The Municipality is now managing and operating these services in view of the termination of the concession agreement on September 23, 2006. The Municipality also claims the definitive takeover of the services, including due handover of all assets, rights and privileges previously transferred to SABESP. The initially granted injunction and confirmed by the appellate court maintain the Municipality as the service provider. The Company has subsequently filed for an injunction to request the early production of evidence. The lawsuit is in the fact-finding phase.

(d)  On July 2, 2010, the City of Tarumã filed a writ of prevention related to all assets related to the collection, treatment and water supply and sewage services systems. On January 19, 2011 the Company restarted its operation in this municipality by a court decision. By injuction decision, the assets will be under SABESP´s custody due to eventual liquidation of the indemnity to SABESP. SABESP awaits the final decision.

(e)   In December 2, 1997, the municipality of Santos enacted a law expropriating the Company's water and sewerage mains in Santos. The Company requested an injunction against the expropriation which was denied by the lower court. This decision was subsequently reversed by the State of São Paulo appellate court, which then issued an injunction suspending the law. The Company was granted a favorable decision at the lower court, and the municipality of Santos appealed against the decision. Although the decision was maintained by the Court of Justice, it is not final. Despite the pending action, the Company is operating the water supply and sewage collection systems in the municipality of Santos.

(f)   The municipality of Tuiuti has brought a declaratory action seeking to recognize the inexistence of any judicial or legal grounds to justify our permanence as the provider of water supply and sewage services in the municipality of Tuiuti, and the subsequent taking over of these services by the municipality. The Company responded with a counterclaim against the municipality seeking a statement corroborating the existence of a legal relationship between the two parties for subsequent compensation for investments made. The lower court decision was partially unfavorable to SABESP as it declared that there was no legal relationship between the Municipality and SABESP relate to the service concession and confirmed the injunction authorizing the takeover of the services. However, the court's decision was favorable to the counterclaim filed by SABESP and sentenced the Municipality to pay R$ 541, restated from March 1996. The Company filed an appeal on July 22, 2009. On the other hand, the Municipality also filed an appeal. The State Appellate Court partially agreed with SABESP to increase the indemnity to R$ 1.1 million (Dec./1995). SABESP is not operating in this municipality as required by injunction granted to the Municipality.

(g)   On January 12, 2001, the Company filed an ordinary action against the municipality of Presidente Prudente for the purpose of recognizing the contractual right to maintain SABESP as the sanitation service until the legal and formal cancellation of the contract, including the respective indemnity, which recognizes the abusive and illegal the acts of the municipality. The Company still provides sanitation service in Presidente Prudente according to the Decree nº 21,228/2010, which extended the concession contract of Presidente Prudente up to March 2011.

As of December 31, 2010, the lawsuits filed by the Municipalities of Itapira, Cajobi, Araçoiaba da Serra and Tarumã totaled approximately R$ 12.2 million and, based on our legal advisors' assessment, the likelihood of loss in possible. Our legal advisors assessed the likelihood of loss as probable regarding the municipalities of Santos, Tuiuti. With regards to Presidente Prudente the likelihood of loss is considered remote.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

16           Employee Benefits

(a)         Health benefit plan

The health benefit plan is managed by Fundação SABESP de Seguridade Social - SABESPREV and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company - 7.6% (December 31, 2009 - 7.5%) on average, of gross payroll;

.     Participating employees - 3.21% of base salary and premiums, equivalent to 2.3% of gross payroll, on average.

(b)            Pension plan benefits

The amounts recognized in the balance sheet are determined as follows:

	December 31, 2010	December 31, 2009

Funded plan - G1
Present value of obligations	1,572,933	1,422,993
Fair value of plan assets	(1,113,189)	(1,123,695)
Unrecognized actuarial gains (losses)	27,588	232,694

	487,332	531,992

Unfunded plan - G0
Present value of defined benefit obligations	1,638,036	1,295,067
Unrecognized actuarial gains (losses)	(321,330)	4,694

	1,316,706	1,299,761

Liability as per balance sheet - Pension obligations	1,804,038	1,831,753

Plan G1

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Fundação SABESP de Seguridade Social - SABESPREV, the defined benefit pension plan is sponsored by monthly contributions as follows: 2.10% from the Company and 2.3% from the participants.

As of December 31, 2010, SABESP had a net actuarial liability of R$ 487,332 (December 31, 2009 - R$ 531,992) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the related assets; and unrecognized actuarial gains.

Changes in the present value of defined benefit obligation over the year are as follows:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	2010	2009	2008

Defined benefit obligation, beginning of year	1,422,993	1,433,710	1,386,563
Service cost	27,200	31,116	33,347
Interest cost	152,470	155,514	164,124
Actuarial (gain) losses	222,510	(149,634)	(91,189)
Curtailment and partial settlement	(195,561)	-	-
Benefits paid	(56,679)	(47,713)	(59,135)

Defined benefit obligation, end of year	1,572,933	1,422,993	1,433,710

Changes in the fair value of plan assets over the year are as follows:

	2010	2009	2008

Fair value of plan assets, beginning of year	1,123,695	976,545	969,440
Expected return on plan assets	122,630	113,544	40,723
Actuarial gain or (loss)	28,318	47,230	-
Company's contributions	13,835	12,854	12,492
Employees' contributions	15,574	21,235	13,025
Curtailment and partial settlement	(134,184)	-	-
Benefits paid	(56,679)	(47,713)	(59,135)

Fair value of plan assets, end of year	1,113,189	1,123,695	976,545

The amounts recognized in the income statement are as follows:

	2010	2009	2008

Current service cost	27,200	31,116	33,347
Interest cost	152,470	155,514	164,124
Expected return on plan assets	(122,630)	(113,544)	(130,342)
(Gain) or loss amortization	(10,397)	-	-
Curtailment and partial settlement	(61,377)	-	-
Gain not recognized of curtailment	(15,266)	-	-

Total	(30,000)	73,086	67,129

In 2010, 2009 and 2008, the expense related to the defined benefit obligation under Plan G1 was recorded as follows: R$ 24,314, R$ 51,585 and R$ 47,934 in cost of sales and services, R$ 3,547, R$ 9,714 and R$ 8,616 in Selling expenses and R$ 2,139, R$ 11,787 and R$ 10,579 in Administrative expenses, respectively.

Curtailment and partial settlement

As of July, 2010, aiming at resolving the deficit related to the Defined Benefit Plan (G1), SABESP and SABESPREV have structured a process through which the participants may elect to move from the Defined Benefit Plan to a Defined Contribution Plan, the SABESPREV Mais.

The migration from plan G1 to SABESPREV Mais resulted in actuarial gain, related to the proportional part of the employees who migrated, determined by the present value of the assets and liabilities of the pension plan. The Company recognized gain related to curtailment and partial settlement of the present value of the defined benefit pension plan and the fair value of the plan assets, amounting to R$ 61,377. The Company also recognized prior actuarial gains amounting to R$ 15,266.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The period for the plan migration (from July to November 2010) was suspended through an injunctive relief granted by the Court of Justice of the State of Sao Paulo, on October 20, 2010 until the claims from the parties involved are taken into consideration.

Expected expenses	2011

Current service cost	26,869
Interest cost	158,069
Expected return on plan assets	(111,307)
Participants contributions	(13,407)
Total additional expenses	60,224

The principal actuarial assumptions used were as follows:

	2010	2009

Discount rate – real	6.0% p.a.	6.6% p.a.
Inflation rate	4.0% p.a.	4.0% p.a.
Expected rate of return on assets	10.2% p.a.	10.8% p.a.
Salary growth rate	6.1% p.a.	6.6% p.a.

Assumptions regarding future mortality experience are set based on 90% of mortality table AT83 for 2010 and 2009.

In 2010, the Company changed the contribution rate from 10.8% per annum to 10.2% per annum to adequate the actual long term economical circumstances, resulting from an interest rate of 6.0% and an inflation rate of 4.0%.

The number of active participants as of December 31, 2010 was 10,444 (December 31, 2009 - 15,145). The number of inactive participants as of December 31, 2010 was 5,579 (December 31, 2009 - 4,751).

(c)             Sensitivity of the pension plan

	Change in expectation	Impact on liability

Funded plan - G1
Discount rate	Increase of 0.5%	Decrease of 6.02%
	Decrease of 0.5%	Increase of 7.05%

Inflation rate	Increase of 0.5%	Decrease of 6.02%
	Decrease of 0.5%	Increase of 7.05%

Salary growth rate	Increase of 0.5%	Increase of 2.81%
	Decrease of 0.5%	Decrease of 2.53%

Life expectation	Increase of 1 year	Increase of 1.14%

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

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	Allocation - %

Asset category	December 31, 2010	December 31, 2009

Fixed rate securities	72%	78%
Equity securities	21%	15%
Real estate	5%	5%
Loans	2%	2%

Total	100%	100%

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

The plan assets had a return of 13.4% in 2010 and 16.6% in 2009.

Expected contributions to Plan G1 for the year ending December 31, 2011 is R$22,441.

SABESPREV's technical deficit as of December 31, 2010 was R$ 437,652 (December 31, 2009 - R$ 582,819). The Company and the SABESPREV are in process of negotiation to resolve the technical deficit, by changing the pension plan from a Defined Benefit Plan to Defined Contribution Plan. Management expects not to incur in additional costs resulting from the change of the referred plans.

Defined Contribution pension plan (SABESPREV MAIS)

As of July, 2010, aiming at resolving the deficit related to the Defined Benefit Plan (DB), SABESP and SABESPREV have structured a process through which the participants may elect to move from the Defined Benefit Plan to a Defined Contribution Plan, the SABESPREV Mais.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The period for the plan migration (from July to November 2010) was suspended through an injunctive relief granted by the Court of Justice of the State of Sao Paulo, on October 20, 2010 until the claims from the parties involved are taken into consideration.

On December 31, 2010, after the migration of the participants, the Defined Contribution Plan remained with 4,023 participants.

With respect to the defined contribution pension plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

As set forth by the Employee Benefits standard, the gains arising from curtailment of a plan in the amount of R$ 64,891 must be recognized upon its occurrence. Thus, the amount of the unrecognized actuarial gain of R$ 27,504, is offset by the gain from the migration plan.

Regarding the Defined Contribution Plan, the commitment to all participants who migrated up to December 31, 2010, as per the actuarial report, amounted to R$ 19,331, of which, R$ 18,308 relates to Active and R$ 1,023 relates to the inactive participants. The Company has already made payments in the amount of R$ 13,256 up to December 31, 2010.

Plan G0

The Company is also co-obligor to a supplemental defined benefit pension plan. Pursuant to a law enacted by the State Government, certain employees who provided service to the Company prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from shareholder, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of December 31, 2010, the Company recorded a defined benefit obligation for Plan G0 of R$ 1,316,706 (December 31, 2009 - R$ 1,299,761).

Changes in the present value of defined benefit obligation over the year are as follows:

	2010	2009	2008

Defined benefit obligation, beginning of year	1,295,066	1,338,587	1,237,667
Service cost	9	9	9
Interest cost	135,344	136,299	140,879
Actuarial (gain) losses	326,025	(71,837)	67,143
Benefits paid	(118,408)	(107,991)	(107,111)

	1,638,036	1,295,067	1,338,587
Unrecognized gains (losses)	(321,330)	4,694	-

Defined benefit obligation, end of year	1,316,706	1,299,761	1,338,587

The amounts recognized in the income statement are as follows:

	2010	2009	2008

Current service cost	9	9	9
Interest cost	135,344	136,299	140,879

Total	135,353	136,308	140,888

In 2010, 2009 and 2008, the expense related to the defined benefit obligation under Plan G0 was recorded in administrative expenses.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Expected expenses	2011

Current service cost	548
Interest cost	161,718
Gain or loss amortization	157,527
Total additional expenses	319,793

The principal actuarial assumptions used were as follows:

	2010	2009

Discount rate – real	6,0% p.a.	6.6% p.a.
Inflation rate	4.0% p.a.	4.0% p.a.
Salary growth rate	6.1% p.a.	6.6% p.a.

Assumptions regarding future mortality experience are set based on 90% of mortality table AT83 for 2010 and 2009.

The number of active participants as of December 31, 2010 was 2,536 (December 31, 2009 - 2,727). The number of beneficiaries, retirees and survivors as of December 31, 2010 was 2,474 (December 31, 2009 - 2,602).

Expected benefits to be paid under Plan G0 for the year ending December 31, 2011 is R$ 199,334.

(d)            Sensitivity of the pension plan

	Change in expectation	Impact on liability

Plan – G0
Discount rate	Increase of 0.5%	Decrease of 4.65%
	Decrease of 0.5%	Increase of 5.07%

Wages increase rate	Increase of 0.5%	Increase of 0.00%
	Decrease of 0.5%	Decrease of 0.00%

Life expectation	Increase of 1 year	Increase of 1.57%

(e)             Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and SABESP. The period covered represents the Company fiscal year, commence in January to December. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached. As of December 31, 2010 the profit distribution accrued amounted to R$ 52,600 (2009 – R$ 53,407).

17           Equity

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

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(b)              Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 227,836,623 registered common shares, without par value, held as follows:

	December 31, 2010		December 31, 2009

	Number of shares	%	Number of shares	%

State Department of Finance	114,508,085	50.26%	114,508,083	50.26%
Companhia Brasileira de Liquidação e Custódia	51,707,376	22.69%	54,052,476	23.72%
The Bank Of New York ADR Department (equivalent in shares) (*)	61,418,144	26.96%	58,641,584	25.74%
Other	203,018	0.09%	634,480	0.28%

	227,836,623	100.0%	227,836,623	100.0%

(*)  each ADR is equal to 2 shares

(c)              Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income under Brazilian GAAP, calculated according to the Brazilian corporate law. The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders' Meeting that approved them mature in favor of the Company.

The mandatory minimum dividends are calculated as follows:

	2010	2009	2008

Net income of the year	1,630,447	1,507,747	862,946
Adjustments to old Brazilian GAAP	-	(133,868)	(799,375)

Net income according to Brazilian GAAP	1,630,447	1,373,879	63,571
(-) Legal reserve - 5%	(81,522)	(68,694)	(3,178)
(-) Donations	-	(12,994)	(25,780)

	1,548,925	1,292,191	34,613

Mandatory minimum dividend - 25%	387,231	323,048	8,653

In 2010, the Company accrued interest on shareholders' equity in the amount of R$ 455,992 (2009 - R$ 394,157) of which R$ 422,960 (2009 - 365,401) was attributed to dividends, net of withholding income tax in the amount of R$ 33,032 (2009 - R$ 28,756). Interest on shareholders' equity was calculated in conformity with Article 9 of Law 9249/95, at the Long-term Interest Rate (TJLP) and recorded as dividends.

The Company declared dividends in the amount of R$ 455,992 to be approved at the general shareholders meeting on April 28, 2011. The Company recorded dividends in the amount of R$ 387,231, which considers the minimum dividend amount established by the articles of association.

(d)             Capital reserve

The capital reserve includes tax incentives and donations received through December 31, 2007.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(e)              Legal reserve

Legal reserve is a requirement for all Brazilian corporations and represents accrual of 5% of annual net income determined based on Brazilian law, up to 20% of capital.

(f)               Investments reserve

The investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems, based on the budget approved by the fiscal counsel. As of December 31, 2010 and 2009, this reserve was recognized, pursuant to article 196 of Law 6404/76, in the amount of R$ 2,825,048 and R$ 1,732,115, respectively.

(g)         Destination of profit of the year

		2010
Net profit		1,630,447
(+)	Retained earnings	56,047
(-)	Legal reserve – 5%	(81,522)
(-)	Mandatory minimun dividend	(387,231)
(-)	Additional dividend	(68,761)
Investment reserve		1,148,980

18           Earnings Per Share

(a)         Basic and diluted

Basic earnings per share is calculated by dividing the income attributable to the Company's shareholders by the weighted average number of common shares issued during the year.

	2010	2009	2008

Attributable income to the Company's shareholders	1,630,447	1,507,747	862,946
Weighted average number of common shares issued (in shares)	227,836,623	227,836,623	227,836,623

Basic and diluted earnings per share (reais per share)	7.156	6.618	3.788

The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

(b)         Capital and earnings reserves

Capital reserves are comprised of tax incentives and donations received by the company and may only be used for future capital increases.

Earnings reserves - legal reserve: this reserve is formed by allocating 5% of annual statutory profits until the aggregate amount of the reserve equals 20% of our capital stock. However, the Company is not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital and earnings reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve may only be used to increase our capital stock or to offset losses. Therefore, they are not available for the payment of dividends.

Earnings reserve - investments reserve: this is created by allocation of statutory profits in order to fund the expansion of the water supply and sewage treatment systems.

Retained earnings (losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve at year end. The balance of these accounts relates to IFRS adjustments at year end.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

19           Operating Segments

Management has determined the operating segments based on the reports that the Executive Board reviews and uses to make strategic decisions. These reports are prepared based on the Accounting Practices Adopted in Brazil (the old Brazilian GAAP) as of December 31, 2009.

The Executive Board considers the business from a rendering of services perspective (water supply and sewage services). No operating segment has been aggregated.

The segment information for the reportable segments for the year ended December 31, 2010 is as follows:

				2010

	Water	Sewage	Reconciliation to the financial statements (*)	Total per Income Statement

Gross revenue from sales and services - from external customers	4,427,347	3,398,733	1,960,495	9,786,575

Gross sales deductions	(314,282)	(241,266)	-	(555,548)

Net revenue from sales and services - from external Customers	4,113,065	3,157,467	1,960,495	9,231,027

Costs, selling and administrative expenses	(2,998,303)	(1,715,756)	(1,846,635)	(6,560,694)

Income from operations before other operating expenses, net	1,114,762	1,441,711	113,860	2,670,333

Other operating expenses, net				1,830

Income from operations before financial income (expenses) and income taxes				2,672,163

Depreciation and amortization	294,406	264,328	(6,550)	552,184

The segment information for the reportable segments for the year ended December 31, 2009 is as follows:

				2009

	Water	Sewage	Reconciliation to the financial statements (*)	Total per Income Statement

Gross revenue from sales and services - from external customers	4,104,332	3,131,886	1,848,972	9,085,190

Gross sales deductions	(286,813)	(218,858)	-	(505,671)

Net revenue from sales and services - from external Customers	3,817,519	2,913,028	1,848,972	8,579,519

Costs, selling and administrative expenses	(3,015,724)	(1,533,549)	(1,865,503)	(6,414,776)

Income from operations before other operating expenses, net	801,795	1,379,479	(16,531)	2,164,743

Other operating expenses, net				(44,425)

Income from operations before financial income (expenses) and income taxes				2,120,318

Depreciation and amortization	301,990	258,699	1,547	562,236

The segment information for the reportable segments for the year ended December 31, 2008 is as follows:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

				2008

	Water	Sewage	Reconciliation to the financial statements (*)	Total per Income Statement

Gross revenue from sales and services - from external customers	3,893,142	2,945,661	1,457,622	8,296,425

Gross sales deductions	(277,310)	(209,821)	-	(487,131)

Net revenue from sales and services - from external customers	3,615,832	2,735,840	1,457,622	7,809,294

Costs, selling and administrative expenses	(2,717,310)	(1,411,906)	(1,433,319)	(5,562,535)

Income from operations before other operating expenses, net	898,522	1,323,934	24,303	2,246,759

Other operating expenses, net				(125,494)

Income from operations before financial income (expenses) and income taxes				2,121,265

Depreciation and amortization	349,754	268,044	400	618,198

(*) Adjustments details

Adjustments to gross revenue from sales and services are comprised of:

		Year ended December 31

		2010	2009	2008

Reclassification of revenues for which receipt is not reasonably assured	(a)	(170,189)	(190,837)	(219,248)
Gross revenue from construction recognized under IFRIC 12	(b)	2,130,684	2,039,809	1,676,870
		1,960,495	1,848,972	1,457,622

Adjustments to costs, selling and administrative expenses are comprised of:

		Year ended December 31

		2010	2009	2008

Reversal of allowance for doubtful accounts	(a)	170,189	190,837	219,248
Construction costs recognized under IFRIC 12	(b)	(2,081,081)	(2,009,664)	(1,650,503)
Other adjustments to old Brazilian GAAP	(c)	64,257	(46,676)	(2,064)
		(1,846,635)	(1,865,503)	(1,433,319)

(a)    Reclassification related to services billed to certain municipalities for which receipt is not reasonably assured and which are not recognized as revenues. In the operating report such amounts are recognized as revenues and the respective allowance for doubtful accounts is also recognized in operating expenses, as it was presented in accordance with old Brazilian GAAP.

(b)    Revenue from concession construction contracts is recognized in accordance with IAS 11, Construction Contracts, using the percentage-of-completion method. Revenue from cost-plus contracts is recognized by reference to the construction costs incurred during the period plus a fee earned. In the operating report, construction costs are recognized as property, plant and equipment, as it was presented in accordance with old Brazilian GAAP.

(c)     Other adjustments to operating report are mainly related to pension costs, depreciation/amortization, capitalization and respective amortization of borrowing costs and donations.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Reportable segment's assets are reconciled to total assets as follows:

	December 31, 2010	December 31, 2009

Water supply	7,980,302	6,987,785
Sewage services	9,145,194	8,861,645

Segment assets for reportable segments	17,125,496	15,849,430

Total current assets	3,590,121	2,271,123
Noncurrent assets
Customer accounts receivable, net	352,839	266,543
Accounts receivable from related party, net	231,076	260,365
Indemnities receivable	146,213	146,213
Escrow deposits	43,543	46,365
Deferred income taxes	78,440	43,636
Property, plant and equipment, net	249,606	190,430
Other noncurrent assets	1,533,250	1,169,019

Total assets per the balance sheet	23,350,584	20,243,124

There are no liabilities allocated to the reportable segments.

20          Net Revenue from Sales and Services

The operating revenue comprises the following:

	2010	2009	2008
Gross revenue by region
Greater São Paulo Metropolitan area	5,699,618	5,280,758	4,988,430
Regional Systems (i)	1,956,273	1,764,623	1,631,125
Gross revenue from construction	2,130,684	2,039,809	1,676,870
Service taxes and deductions	(555,548)	(505,671)	(487,131)

Total	9,231,027	8,579,519	7,809,294

(i)  Comprises the municipalities operated in the countryside and the coast of São Paulo State.

21           Operating Costs and Expenses

The operating costs and expenses are composed of the following:

	2010	2009	2008

Cost of sales and services
Salaries and payroll charges	994,631	1,124,655	1,027,527
Pension plan	(11,799)	54,948	-
Construction costs	2,081,081	2,009,664	1,650,503
General supplies	135,113	142,154	135,814
Treatment supplies	136,546	136,722	133,154
Outsourced services	603,924	552,708	443,973
Electricity	529,480	483,675	457,740
General expenses	202,645	45,099	36,400
Depreciation and amortization	522,927	537,629	597,742

	5,194,548	5,087,254	4,482,853

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	2010	2009	2008
Selling expenses
Salaries and payroll charges	185,012	202,090	179,197
Pension plan	(1,375)	9,714	-
General supplies	6,488	7,600	6,159
Outsourced services	216,038	204,235	131,921
Electricity	775	739	751
General expenses	69,581	63,474	60,782
Depreciation and amortization	3,922	5,219	3,875
Allowance for doubtful accounts, net of recoveries	232,505	117,351	117,016

	712,946	610,422	499,701

Administrative expenses
Salaries and payroll charges	141,749	155,719	148,619
Pension plan	93,683	56,409	-
General supplies	5,167	6,211	4,581
Outsourced services	150,300	154,341	112,720
Electricity	1,268	1,043	1,099
General expenses	172,241	268,971	247,819
Depreciation and amortization	25,335	19,388	16,581
Tax expenses	63,457	55,018	48,562

	653,200	717,100	579,981

Cost, Sales and Administrative expenses
Salaries and payroll charges	1,321,392	1,482,464	1,355,343
Pension plan	80,509	121,071	-
Construction costs	2,081,081	2,009,664	1,650,503
General supplies	146,768	155,965	146,554
Treatment supplies	136,546	136,722	133,154
Outsourced services	970,262	911,284	688,614
Electricity	531,523	485,457	459,590
General expenses	444,467	377,544	345,001
Depreciation and amortization	552,184	562,236	618,198
Tax expenses	63,457	55,018	48,562
Allowance for doubtful accounts, net of recoveries	232,505	117,351	117,016

	6,560,694	6,414,776	5,562,535

22          Financial Expenses and Income

	2010	2009	2008

Financial expenses
Interest and charges on loans and financing - local currency	(388,502)	(328,280)	(423,245)
Interest and charges on loans and financing - foreign currency	(50,797)	(61,852)	(71,344)
Other financial expenses (*)	(168,462)	(95,031)	(34,615)
Income tax over international remittance	(3,412)	(3,552)	-
Inflation adjustment on loans and financing	(87,330)	(1,356)	(127,938)
Other inflation adjustments	(47,041)	(22,481)	(20,512)
Inflation adjustment on provisions	(43,923)	(252,645)	(165,130)

Total Financial expenses	(789,467)	(765,197)	(842,784)

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Financial income
Inflation adjustment gains	120,779	62,964	158,247
Income on short-term investments	137,720	74,220	62,301
Interest and other income	85,415	89,598	88,064

Total Financial income	343,914	226,782	308,612

Financial expenses, net	(445,553)	(538,415)	(534,172)

Foreign exchange result, net
Foreign exchange variation on loans and financing	66,191	536,774	(436,157)
Other foreign exchange variations	(214)	(1,028)	-
Other foreign exchange variations	169	(7,297)	(2,712)

	66,146	528,449	(438,869)

(*) Other financial expenses are mainly comprised of interest paid related to lawsuit and interest related to liabilities of contract programs.

23          Other Operating Expenses, Net

The breakdown of other operating expenses, net is as follows:

	2010	2009	2008

Other net operating income	39,456	45,473	47,944
Other operating expenses	(37,626)	(89,898)	(173,438)

Other operating income (expenses), net	1,830	(44,425)	(125,494)

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

24          Commitments

(i)          Operating leases

As of December 31, 2010, operating leases already contracted require the following minimum payments, as follows:

2011	43,343
2012	24,780
2013	19,040
2014	9,192

Total	96,355

Lease expenses for the years ended December 31, 2010, 2009 and 2008 were R$ 29,002, R$ 22,270 and R$ 8,516, respectively. Lease expenses refer to the following: property rentals, vehicle rentals, machinery and equipment leases, IT equipment leases, and photocopiers leases.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(ii)        Electricity

The Company has entered into long-term contracts with electric power providers. As of December 31, 2010, the main amounts regarding this type of contracts are presented as follows:

2011	377,530
2012	111,168
2013	85,379
2014	83,625
2015	80,555

Total	738,257

Electric power expenses for the years ended December 31, 2010, 2009 and 2008 were R$  531,661, R$ 485,766 and R$ 459,880, respectively.

25          Agreement with the Municipality of São Paulo

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

(b)  starting November 14, 2007, all the amounts paid by the Municipality of São Paulo to SABESP, referring to consumption by City departments, agencies, and foundations, net of taxes, will be used in basic sanitation and environmental actions in the municipality; and

(c)   the Municipality is  committed to restart the payment of consumption bills issued by SABESP, starting from November 14, 2007.

On June 23, 2010, the Company entered into an agreement with the State of São Paulo and the Municipality of São Paulo, approved by the Regulatory agency of Sanitation and Energy of the State of São Paulo - ARSESP, to regulate the provision of water and sewage services in the city of São Paulo for a 30‑year period, which is extendable for an another 30‑year period. The main terms of the agreement are as follow:

1.       The State and the Municipality of São Paulo grant to SABESP the right to explore the sanitation service in the capital of the State of São Paulo, which consists of the obligation to such provide service and charge the respective tariff for this service;

2.       The State and the Municipality sets forth ARSESP as the  agency responsible for regulating the tariff, controlling and monitoring the services;

3.       The evaluation model of the  contract was the discounted cash flow which considered the financial and economic sustainability of the operation;

4.       All operational costs, taxes, investments and the opportunity cost of the investees and the creditors of SABESP were considered in the cash flow analysis;

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

5.    The estimated investments established in the agreement comply with the minimum of 13% of the gross revenue from the municipality of São Paulo, net of the taxes on revenues; The estimated investments is already considered in the investment plan of the Company;

6.    The payment related to the Municipal Fund of Environmental Sanitation and Infrastructure to be applied in the sanitation service within the municipality must be recovered through the tariffs charges. Such payment represents 7.5% of the total revenue from the municipality of São Paulo, net of the taxes on revenue;

7.    The opportunity cost of the investees and the creditors was established by the Weighted Average Cost of Capital (WACC) methodology. The WACC was the interest rate used to discount the cash flow of the operation;

8.    The agreement considers the recovery of the assets in operation, evaluated by external specialists or by historical costs plus monetary indexation, to be defined by ARSESP. There should be no residual amount of the assets at the end of the contract.

The agreement represents approximately 54.66% of the total revenue of the Company.

25          Subsequent event

13th issue of debentures

On January 11, 2011, the Company registered the 13th issue of simple debentures, nonconvertible, in a unique series with public distribution and strict efforts according to Brazilian Securities and Exchange Commission (CVM), instruction nº 476.

Issue date:   January 11, 2011

Series: Unique

Total amount: R$ 600.000 thousand

Quantity: 60

Unitary amount: R$ 10.000 thousand

Payment: semi-annually

Maturity date:   August 29, 2012

Repayment: Partial or total, any time

Interest:  1st period: January 11, 2011 to February 26, 2011 = 0.65%

                    2nd period: February 26, 2011 to August 30, 2011 = 0.75%

                    3rd period: August 30, 2011 to March 1, 2012 = 0.85%

                    4th period: March 1, 2012 to August 29, 2012 = 1.25%

The amount obtained in the 13th issue of debentures was utilized to repay the 60 promissory notes with maturity date on February 26, 2011.

Japan International Cooperation Agency - JICA

In February 2011, the Company signed an agreement with JICA as a complement of the Environmental Recovery Program of the Santos Metropolitan Region, totalling US$ 190.0 million. The agreement last 18 years and the interest rate vary from 1.8% to 2.5% per annum.

*          *          *