Form 20-F
period 2011-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2012-04-30
CIK 1170858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

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

__________________

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

Yes ☑ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☑ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐ No ☑

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We maintain our books and records in reais.  We prepared our consolidated financial statements as of and for the years ended December 31, 2009, 2010 and 2011 included in this annual report in compliance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Convenience Translations

We have translated some of the real amounts contained in this annual report into U.S. dollars.  The rate used to translate such amounts in respect of the year ended December 31, 2011 was R$1.876 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect on December 31, 2011, as reported by the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of reader and should not be construed as implying that the real   amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.  See “Item 3.A.  Selected Financial Data—Exchange Rates” for more detailed information regarding the Brazilian foreign exchange system and historical data on the exchange rate of the real   against the U.S. dollar.

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

In addition, references to:

▪       “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil;

▪       “U.S. dollars” or “US$” are to the United States dollar, the official currency of the United States;

▪       “Brazil” are to the Federative Republic of Brazil;

▪       “State” are to the State of São Paulo, which is also our controlling shareholder;

▪       “federal government” and “Brazilian government” are to the federal government of the Federative Republic of Brazil and “state government” are to the state government of the State of São Paulo;

▪       “São Paulo metropolitan region” are to the area where the Metropolitan executive office operates, comprising 38 municipalities, including the city of São Paulo;

▪       “Regional systems” are to the area where the Regional systems executive office operates, comprising 325 municipalities in the interior and coastline regions of the State of São Paulo;

▪       “water coverage ratio” are to the ratio between the number of residences connected to the water supply network, divided by the number of urban residences in a certain area; and

▪       “sewage coverage ratio” are to the ratio between the number of residences connected to the sewage collection network, divided by the number of urban residences in a certain area.

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

CAUTIONARY STATEMENTS ABOUT FORWARD‑LOOKING STATEMENTS

This annual report includes forward-looking statements, mainly in Items 3 through 5.  We have based these forward‑looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other factors:

▪       general economic, political, demographical and other conditions in Brazil and in other emerging market countries;

▪       changes in applicable laws and regulations, as well as the enactment of new laws and regulations, including those relating to environmental, tax and employment matters in Brazil;

▪       fluctuations in inflation, interest rates and exchange rates in Brazil;

▪       the interests of our controlling shareholder;

▪       our ability to collect amounts owed to us by our controlling shareholder and by municipalities;

▪       our ability to continue to use certain reservoirs under current terms and conditions;

▪       our capital expenditure program and other liquidity and capital resources requirements;

▪       droughts, water shortages, intensive rains and other climate events;

▪       power shortages or rationing in energy supply or significant changes in energy tariffs;

▪       the effects of the agreement for provision of water and sewage services in the city of São Paulo, that we executed with the State and the city of São Paulo;

▪       our lack of formal agreements with certain municipalities to which we render our water and sewage services, including the cities comprising metropolitan regions;

▪       the municipalities’ ability to terminate our existing concession agreements prior to their expiration date and our ability to renew such agreements;

▪       our ability to provide water and sewage services in additional municipalities and to maintain our rights to provide the services currently contracted;

▪       the size and growth of our customer base;

▪       our ability to comply with certain levels of services and attendance in the provision of water and sewage services established in our agreements with the municipalities;

▪       our level of indebtedness and limitations on our ability to incur additional indebtedness;

▪       our ability to access financing with favorable terms in the future;

▪       our costs relating to compliance with environmental laws and potential penalties for failure to comply with these laws;

▪       our exposure to probable increases in the frequency of extreme weather conditions;

▪       the outcome of our pending or future legal proceedings;

▪       our management’s expectations and estimates relating to our future financial performance;

▪       the regulation issued by the São Paulo State Sanitation and Energy Regulatory Agency, or the ARSESP, regarding several aspects of our business, including limitations on our ability to set and adjust our tariffs; and

▪       other risk factors as set forth under “Item 3.D. Risk Factors.”

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

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A.    Selected Financial Data

The tables below contain a summary of our financial data as of and for each of the periods indicated.  The summary of our financial data was derived from our consolidated annual financial statements, prepared in compliance with IFRS, as issued by the IASB.  You should read this selected financial data in conjunction with our consolidated financial statements and the related notes thereto included in this annual report.

The selected consolidated financial information as of and for the years ended December 31, 2009, 2010 and 2011 prepared in compliance with IFRS, has been derived from our audited consolidated financial statements, which appear elsewhere in this annual report.

The following tables present our selected financial data as of and for each of the periods indicated.

IFRS Summary Financial Data	Year ended December 31,
	2009	2010	2011
	(in millions of reais, except per share and per ADS(1) data)
Statement of operations data:
Net revenue from sales and services	8,579.5	9,231.0	9,941.6
Cost of sales and services	(5,087.3)	(5,194.5)	(6,031.1)
Gross profit	3,492.2	4,036.5	3,910.5
Selling expenses	(610.4)	(712.9)	(619.5)
Administrative expenses	(717.1)	(653.2)	(846.6)
Operating profit	2,120.3	2,672.2	2,354.3
Financial income (expenses), net	(10.0)	(379.4)	(633.6)
Net income	1,507.7	1,630.5	1,223.4

Earnings per share – basic and diluted	6.62	7.16	5.37
Earnings per ADS – basic and diluted	13.24	14.32	10.74

Dividends and interest on shareholders’ equity per share	1.73	2.00	1.27
Weighted average number of common shares outstanding	227,836,623	227,836,623	227,836,623

_________________
(1)   American Depositary Shares, or ADS.

	As of December 31,
	2009	2010	2011
	(in millions of reais)
Balance sheet data:
Property, plant and equipment, net (*)	190.4	249.6	356.5
Intangible assets, net (*)	16,917.5	18,546.8	20,141.7
Total assets	20,243.1	23,350.6	25,215.0
Short-term loans and financing	1,009.9	1,242.1	1,630.0
Long-term loans and financing	5,548.0	7,022.5	6,966.3
Interest on shareholders’ equity payable	365.4	354.3	247.5
Total liabilities	11,804.5	13,668.8	14,669.1
Shareholders’ equity	8.438.6	9,681.8	10,545.9
Capital stock	6,203.7	6,203.7	6,203.7

Other financial information:
Cash provided by operating activities	2,072.5	2,083.0	2,717.1
Cash used in investing activities	(1,964.0)	(2,091.4)	(2,008.3)
Cash provided by (used in) financing activities	36.9	1,226.5	(548.0)
Capital expenditures	(1,982.4)	(1,901.5)	2,211.1

___________________

(*)   Reclassification between property, plan and equipment and intangible assets, in the amounts of R$139.8 million in 2009.

Operating Data

	As of and for the year ended December 31,
	2007	2008	2009	2010	2011

Number of water connections (in thousands)	6,767	6,945	7,118	7,295	7,481
Number of sewage connections (in thousands)	5,167	5,336	5,520	5,718	5,921
Percentage of population with water connections (in percentages)	99	99	99	99	99
Percentage of population with sewer connections (in percentages)	79	79	80	81	82
Volume of water billed during period (in millions of cubic meters)	1,847	1,878	1,917	1,992	2,045
Water loss percentage during period (average)(in percentages)(1)	29.5	27.9	26.0	26.0	25.6
Water loss per connection (average)(2)	467	436	402	403	395
Number of employees	16,850	16,649	15,103	15,330	14,896

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

(2)   Measured in liters/connection per day, according to the method of measuring our water losses, based on worldwide market practice for the sector.  See “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Losses.”

Exchange Rates

In the past, the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN, has introduced changes to the Brazilian foreign exchange regime, such as unifying the Commercial and Floating Markets and easing the rules governing Brazilian residents’ ability to acquire foreign currency, among others.  On March 24, 2010, the CMN and the Central Bank approved Resolution No. 3,844, under which a series of measures were adopted to consolidate and simplify acts and proceedings applicable to foreign exchange market regulations in Brazil.

The Brazilian foreign exchange system allows for the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The Brazilian currency has, during the last few decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar with the exchange rate reaching R$1.634 in August 2008.  Primarily, as a result of the global financial crisis, the real depreciated 32.0% against the U.S. dollar during 2008 and closed the year at R$2.337 per US$1.00, but strengthened during 2009 and 2010. In 2011, the real suffered a deprecitation of 12.6% against the U.S. dollar.  On December 31, 2009, 2010 and 2011, the real/U.S. dollar exchange rate was R$1.741, R$1.666 and R$1.876 per US$1.00, respectively.

The Central Bank has intervened occasionally to combat instability in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate through a currency band system or otherwise.  The real may fluctuate against the U.S. dollar substantially in the future.  For further information on these risks, see “Item 3.D. Risk Factors—Risks Relating to Brazil—Exchange rate instability may adversely affect us and the market price of our common shares or ADSs.”

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	R$ per US$1.00
Year ended December 31,	Year end	Average(1)	High	Low
2007	1.771	1.948	2.156	1.733
2008	2.337	1.837	2.500	1.559
2009	1.741	1.994	2.422	1.702
2010	1.666	1.759	1.881	1.655
2011	1.876	1.675	1.902	1.535

	R$ per US$1.00
Month ended	Period end	Average(1)	High	Low
December 31, 2011	1.876	1.837	1.876	1.783
January 31, 2012	1.739	1.790	1.868	1.739
February 29, 2012	1.709	1.718	1.738	1.702
March 31, 2012	1.822	1.795	1.833	1.715
April 27, 2012 (through April 23, 2012)	1.886	1.845	1.889	1.826

_______________

Source:  Central Bank

(1)   Average of the exchange rates on the last day of each period.

On April 23, 2012, the exchange rate published by the Central Bank was R$1.886 per US$1.00.  Exchange rate fluctuations will affect the U.S. dollar equivalent of the real price of our common shares on the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA, as well as the U.S. dollar equivalent of any distributions we make in reais with respect to our common shares.

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations.  The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price and tariff controls, currency devaluations, capital controls and limits on imports.  Our business, financial condition and results of operations, as well as the market price of our common shares or ADSs, may be adversely affected by changes in public policy at federal, state and municipal levels with respect to public tariffs and exchange controls, as well as other factors, such as:

▪       the regulatory environment related to our business operations and concession agreements;

▪       interest rates;

▪       exchange rates and exchange controls and restrictions on remittances abroad;

▪       currency fluctuations;

▪       inflation;

▪       liquidity of the Brazilian capital and lending markets;

▪       tax and regulatory policies and laws;

▪       economic and social instability; and

▪       other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and in the securities issued abroad by Brazilian issuers, which could have a material adverse effect on us and on our common shares and ADSs.

Inflation and the Brazilian government’s measures to combat inflation may contribute to economic uncertainty in Brazil, adversely affecting us and the market price of our common shares or ADSs.

Brazil has, in the past, experienced extremely high rates of inflation.  Inflation and the Brazilian government’s measures to combat inflation have had significant negative effects on the Brazilian economy, contributing to economic uncertainty and heightened volatility in the Brazilian securities markets.  The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth.  The Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), or SELIC, the official overnight interest rate in Brazil, at the end of 2009, 2010 and 2011 was 8.65%, 10.66% and 10.91% respectively, in line with the target rate set by the Brazilian Committee on Monetary Policy (Comitê de Política Monetária), or COPOM.

The annual rate of inflation, as measured by the General Market Price Index (Índice Geral de Preços—Mercado), or IGP-M index, fell from 9.95% in 2000 to 3.83% in 2006, increased to 7.75% in 2007 and further increased to 9.81% in 2008.  According to the IGP-M index, in 2009, there was a deflation of 1.71% and the rate of inflation for 2010 and 2011 were 11.32% and 5.1% respectively.  Brazilian governmental actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation.  If Brazil again experiences high inflation, our costs and expenses may rise, we may be unable to increase our tariffs to counter the effects of inflation, and our overall financial performance may be adversely affected.  In addition, a substantial increase in inflation may weaken investors’ confidence in Brazil, causing a decline in the market price of our common shares or ADSs.

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

The Brazilian currency experienced frequent and substantial devaluations in relation to the U.S. dollar and other foreign currencies during the last decades.  Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini‑devaluations during which the frequency of adjustments ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets.  From time to time, there have been significant fluctuations in the exchange rate between the Brazilian real  and the U.S. dollar and other currencies.  For example, the real appreciated 13.8%, 9.5% and 20.7% against the U.S. dollar in 2005, 2006 and 2007, respectively. In 2008, as a result of the worsening of the international economic crisis, the real depreciated by 32.0% against the U.S. dollar.  In 2009 and 2010, the real appreciated 25.5% and 4.3% against the U.S. dollar, closing at R$1.741 and R$1.666 per US$1.00, respectively.  In 2011, the real suffered a depreciation of 12.6% against the U.S. dollar, closing at R$1.876 per US$1.00. There can be no assurance that the real will not further depreciate against the U.S. dollar.  As of April 23, 2012, the commercial selling rate as reported by the Central Bank was R$ 1.886 per US$1.00.

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

In the event of a significant devaluation of the real   in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected, particularly because our tariff revenue and other sources of income are denominated solely in reais.  In addition, because we have foreign currency denominated indebtedness, any significant devaluation of the real   will increase our financial expenses as a result of foreign exchange losses that we must record.  We had total foreign currency denominated indebtedness of R$3,053.4 million as of December 31, 2011, and we anticipate that we may incur substantial amounts of foreign currency denominated indebtedness in the future.  In 2011, our results of operations were negatively affected by the 12.6% depreciation  of the real   against the U.S. dollar, which amounted to R$382.3 million.  We do not currently have any hedging instruments in place to protect us against a devaluation of the real in relation to any foreign currency.  A devaluation of the real   may adversely affect us and the market price of our common shares or ADSs.

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

Risks Relating to Our Control by the State of São Paulo

We are controlled by the State of São Paulo, whose interests may differ from our or from minority shareholders’ interests, which could have a material adverse effect on us.

The State of São Paulo, through its ownership of our common shares, has the ability to determine our operating policies and strategy, to control the election of a majority of the members of our board of directors and to appoint our senior management. As of April 23, 2012, the State owned 50.3% of our outstanding common shares.

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

Following the 2010 elections for State governor, in 2011 the new governor elected Ms. Dilma Seli Pena as our chief executive officer and Mr. Edson de Oliveira Giriboni, the Secretary of State for the State Secretariat for Sanitation and Water Resources (Secretaria de Saneamento e Recursos Hídricos do Estado de São Paulo), was elected as chairman of our board of directors.

We have a substantial amount of accounts receivable owed to us by the State and some State entities, and we cannot assure you as to when or whether the State will pay us.

Historically, the State and some State entities have had substantial overdue accounts payable to us relating to (i) the provision of water and sewage services and (ii) State‑mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us.  As of December 31, 2011, the amounts owed to us by the State for the provision of water and sewage services totaled R$145.4 million.  With respect to payment of pensions on behalf of the State, as of December 31, 2011, we believe that the State owed to us R$1,290.7 million, but due to the uncertainty regarding the recovery of the amount our management decided not to record the reimbursements that we believe are due to us.  In addition, as of December 31, 2011, we had recorded a provision for actuarial liability in the amount of R$1,512.1 million in respect of future supplemental pension payments the State does not believe it is responsible for paying.  Amounts owed to us by the State for water and sewage services and reimbursements for pensions paid may increase in the future.

We have entered into agreements with the State to settle these overdue amounts payable to us.  For a detailed discussion of these agreements, see “Item 7.B. Related Party Transactions,” and Note 8 to our consolidated financial statements.  Pursuant to these agreements, the amounts due with respect to water and sewage services through December 2007 could be settled through the application of dividends payable by us to the State.  In December 2007, the State agreed to pay us the outstanding balance in the amount of R$133.7 million (as of November 30, 2007), in 60 consecutive monthly installments, beginning on January 2, 2008, and an amount of R$236.1 million relating to part of the accounts overdue and unpaid from March 2004 through October 2007 regarding the provision of water supply and sewage collection services.  We agreed to pay the State the outstanding balance of dividends, in the form of interest on shareholders’ equity, due from March 2004 through December 2006, in the amount of R$400.8 million, in the period from January through March 2008.

In March 2008, we entered into a commitment agreement with the State for the settlement of outstanding debts related to the reimbursement of pension benefits.  Pursuant to the commitment agreement, the amounts due to us with respect to payments of pensions on behalf of the State may be partially settled through the transfer to us of certain reservoirs in the Alto Tietê System that we use and are owned by the State.  In November 2008, we entered into an agreement with the State relating to payments of pension benefits made by us on its behalf.  The State acknowledged that it owed us the outstanding balance of R$915.3 million as of September 30, 2008 relating to payments of pension benefits made by us on its behalf.  We provisionally accepted the reservoirs in the Alto Tietê System as partial payment (R$696.3 million) subject to the transfer of the property rights of these reservoirs to us.  In November 2008, the State began paying the remaining balance in the amount of R$219.0 million in 114 successive monthly installments.  We are unable to predict whether and when these reservoirs will be transferred to us because the Public Prosecution Office of the State of São Paulo (Ministério Público do Estado de São Paulo) filed a civil public action alleging that a transfer to us of ownership of the Alto Tietê System reservoirs is illegal.  The Company and the São Paulo State Government are working together to obtain legislative authorization to transfer the reservoirs to us, overcoming the uncertainties arising from the public lawsuit challenging the absence of a specific legislative authorization for the transfer of the property of the reservoirs.

See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Other Legal Proceedings.”  In addition to the R$915.3 million that the State acknowledges it owes us pursuant to the November 2008 agreement, we are negotiating with the State further amounts that the State does not recognize it owes us.  While we continue to negotiate directly with the State, we are not able to assure you that we will be successful in these negotiations.  Accordingly, as of December 31, 2011, we have not recorded R$1,290.7 million related to reimbursements that we believe are due to us for pension benefits paid on behalf of the State, but we have recorded R$1,512.1 million in pension obligations.

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

In connection with the provision of water services, we use the Billings and Guarapiranga reservoirs which are owned by a State‑controlled company, the Water and Energy Metropolitan Company (Empresa Metropolitana de Águas e Energia S.A.), or the EMAE.  We are entitled to use these reservoirs based on a grant issued by the State Department of Water and Energy (Departamento de Águas e Energia Elétrica do Estado de São Paulo), or DAEE.  The State, through its control of our board of directors, could require us to acquire the Billings and Guarapiranga reservoirs.  As a result of these acquisitions, our cash position and overall financial condition could be adversely affected.  In addition, since we are not currently charged for the use of these reservoirs, we are uncertain as to whether we will continue to be able to use the reservoirs without paying charges, or what the likely fee scale would be, if imposed.  We may also be required to pay additional maintenance and operational costs for our use of the Billings and Guarapiranga reservoirs.  If we were required to pay substantial charges to the owner or additional maintenance or operational costs for our use of these reservoirs, we could be materially and adversely affected.

Risks Relating to Our Business

We cannot anticipate the effects that further developments of the Basic Sanitation Law and its interpretation will have on the basic sanitation industry in Brazil and on us.

Law No. 11,445, or the Basic Sanitation Law, was enacted on January 5, 2007.  While it has been in effect for more than five years, it is still in its early stages of implementation in Brazil, and we continue to be unable to anticipate all of the effects that it might have on our operations and business.  There are still several uncertainties related to the interpretation of the Basic Sanitation Law.  On June 21, 2010, the federal government enacted Federal Decree No. 7,217 regulating the Basic Sanitation Law.  Among other things, Law No. 11,445 and Federal Decree No. 7,217 provided that (i) public hearings regarding the bid announcements and technical and economic viability studies are requirements for the validity of public-public partnership contracts (program contracts) ; (ii) the rights and obligations, including penalties, of customers and service providers shall be ruled by the owner of the public service, not by the regulatory agency; (iii) financial feasibility may be demonstrated by means of the requirement for new investments, other than the proceeds arising from the rendering of services; and (iv) when a service is divided and rendered by different service providers, the services will be considered as interdependent and will be subject to an agreement that will regulate the activities of the different services providers.  We cannot currently anticipate all the effects that the law and the decree will have on our business and operations, if any.

Pursuant to the Basic Sanitation Law, tariff regulation is to be performed by an independent regulatory entity.  To exercise this assignment, the State of São Paulo created the São Paulo State Sanitation and Energy Regulatory Agency, or the ARSESP. The ARSESP is the State agency responsible for regulating the basic sanitation industry, including tariff regulation in certain municipalities.  The ARSESP acts as tariff regulator both in municipalities where the State provides basic sanitation services (municipalities in metropolitan areas), and in those municipalities that have delegated their regulatory powers to the State through cooperation agreements.  The ARSESP presently regulates our tariff structure and adjustments pursuant to the same tariff structure and adjustment formula that we otherwise apply.  Pursuant to a cooperation agreement among the State and some municipalities, the ARSESP also regulates our tariffs in municipalities that have selected the ARSESP to regulate our tariffs.

Since 2008, the ARSESP has been developing new concepts in the tariff structure and adjustment formula.  In July 30, 2010, the ARSESP published Resolution No. 156 establishing the methodology and general criteria for the definition of our regulatory asset base, in order to move forward with the tariff review process and to define the initial parameters of the auditing process that the ARSESP will have to conduct pursuant to the terms of the Basic Sanitation Law.  Throughout 2011 and 2012, the ARSESP commenced public consultations regarding the methodology for tariff revisions. The ARSESP estimates that a final public hearing at which our preliminary average tariff, efficiency gains factor and tariff structure will be subjected to public scrutiny will be scheduled by November 2012. However, although the ARSESP has indicated that it will implement the new tariff methodology in 2012, we cannot assure you when the new rules will be enacted, and the aforementioned schedule may suffer alterations or be subject to delays. We cannot anticipate the additional changes that the ARSESP will implement on our tariff structure and adjustment formula or the effects that these changes will have on us.  If the changes are unfavorable to us, they could materially and adversely affect us.

Furthermore, since Law No. 11,445 permits municipalities to create their own regulatory agencies rather than being subjected to overview by the ARSESP, a number of municipalities created their own regulatory agencies. The municipality of Lins, which had decided in 2007 to create its own regulatory authority, revised this decision in 2010 and transferred the regulation of the water activities performed in Lins, including the setting of tariffs to the ARSESP. Lins has retained, however, the power to ultimately approve the tariff set by the ARSESP.  The municipalities in which the hydrographic basins of the rivers Piracicaba, Capivari and Jundiaí are located have created a consortium for regulation and supervision of our activities in that area. As this regulatory entity has recently been created, we cannot predict how it may implement regulation changes that may affect our activities. If other municipalities create new agencies or retain regulatory powers, we will be subject to their regulation, supervision and limitations to our services. We cannot foresee any changes that any such new agency may implement regarding our business, and if the changes are unfavorable, they could materially and adversely affect us.

Pursuant to the Basic Sanitation Law, the ARSESP has enacted, in 2009, certain rules establishing (i) the general conditions for the services we render, (ii) the communication process for any failure in our services; (iii) penalties for deficiencies in the provision of basic sanitation services; and (iv) procedures for confidential treatment of our clients’ private information.  We are currently evaluating the enforceability and legality of some of these rules.  Implementation of these rules started during 2011 and is expected to continue for the next few years.  The implementation of these rules will impact our commercial and operations processes and may adversely affect us as described below and in other ways we cannot currently predict.

In particular, regarding changes to the general conditions for our services, in 2011 the ARSESP altered the standard contract that we are required to use in our relationships with retail costumers. The ARSESP changed the rule regarding the collection of water and sewage tariff, requiring that collection be directed to the consumer of our services, rather than to the owner of the served property, as used to be the case. We estimate that this change will affect ongoing legal disputes, particularly those regarding collection procedures, as well as business discussions in general. However, we are not currently able to predict the impact of this change on our business, as the change is still being implemented.

For more information, see “Information on the Company—Business Overview—Tariffs,” “Information on the Company—Business Overview—Government Regulation—Tariff Regulation in the State of São Paulo” and “Information on the Company—Business Overview—Government Regulation—Consumer Relations in the State of São Paulo.”

The terms of our new agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us.

Our provision of water and sewage services in the city of São Paulo accounted for 55.1% of our gross revenues from sales and services (excluding revenues relating to the construction of concession infrastructure) in the year ended December 31, 2011.

On June 23, 2010 the State and the city of São Paulo entered into a convention (convênio) with the intermediation and our consent and the consent of the ARSESP pursuant to which they agreed to jointly manage the planning of and investment in the basic sanitation system of the city of São Paulo, among other things.  This agreement established that the State and the city of São Paulo would enter into an agreement with us, granting us exclusive rights with respect to the provision of water and sewage services in the city of São Paulo.  In addition, the agreement established the role of the ARSESP in regulating and overseeing our activities (including the tariffs we collect) and established a management committee (Comitê Gestor) that will be responsible for planning the water and sewage services and for reviewing our investment plans.  The management committee will be composed of six members appointed for two year terms. The State and the city of São Paulo will have the right to appoint three members each.  We are permitted to participate in the meetings of the management committee; however, we are not afforded any voting rights

Also, on June 23, 2010, we entered into a formal agreement with the State and the city of São Paulo to regulate the provision of these services.  This agreement requires, among other things, (i) that the estimated investments mentioned in the agreement comply with 13% of the gross revenue from the municipality of São Paulo, net of the taxes on revenues. The investment plan, upon its execution by us, must be compatible with the activities and programs included in the sanitation plan of the State, Municipality, and if necessary, of the Metropolitan region. The invest plan is not irrevocable and will be reviewed by our management committee every four years, especially the investments to be executed in the subsequent period; and (ii) that we contribute 7.5% of the gross revenues from sales and services we obtain from this agreement, net of COFINS and PASEP taxes, to the Municipal Fund for Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura), or the São Paulo Municipal Sanitation Fund, established by Municipal Law No. 14,934/2009.  In addition, the agreement provides that the ARSESP will ensure that the tariffs charged (a) will adequately compensate us for the services we provide and (b) can be adjusted to restore the original balance between each party’s obligation and economic gain (equilíbrio econômico-financeiro).  We currently have an investment plan in place that reflects these obligations and addresses their compatibility with the activities and programs included in the sanitation plan of the State and of the municipality of São Paulo and, if necessary, the plan of the metropolitan region of São Paulo. This investment plan will be reviewed by a management committee every four years so as to ensure compliance with government policies and contractual terms.

Because we were not previously required to make the mandatory allocations described in items (i) and (ii) above, they were not taken into account in calculating our existing tariff and its adjustment formula.  Despite the contractual provisions and the ARSESP’s role in setting and adjusting adequate tariffs, which are necessary for our economic and financial balance, we cannot guarantee that the tariffs we will be allowed to charge for the provision of water and sewage services in the city of São Paulo will continue to adequately compensate us.

A decision of the Brazilian Supreme Court regarding whether State or municipal governments have the right to execute concession and program agreements in metropolitan regions could have a material adverse effect on us.

Our provision of water and sewage services in the metropolitan regions in which we operate is governed by agreements with the relevant State authorities (other than in the city of São Paulo, where we now have an agreement with the municipal authorities as well as the State). In a lawsuit initiated by third parties that is currently before the Brazilian Supreme Court, the Court is considering whether the State or the municipal governments have the proper authority to plan and regulate basic sanitation services rendered in metropolitan regions, as well as the right to execute concession and program agreements.  If the Brazilian Supreme Court grants this authority to municipal governments, under certain circumstances, we may be required to cease our operations in certain metropolitan regions where we have agreements with the State only, to the extent that those municipalities opt to use another water and sewage service provider.  To mitigate this risk, we have commenced a process of executing agreements with both the State and the municipal governments of certain metropolitan regions, and we already have such agreements regarding the city of São Paulo.  We cannot anticipate the effects of the Brazilian Supreme Court decision on the provision of our services in other metropolitan regions, which could have a material adverse effect on us.

We have not entered into formal agreements for the provision of water and sewage services with certain of the municipalities we serve, including municipalities in metropolitan regions, as required by the Basic Sanitation Law, and therefore we may not be able to enforce our rights to continue to provide services in these municipalities.

Under the Basic Sanitation Law, we were required to have entered into formal agreements before December 31, 2010 with every municipality with which we did not have a formal agreement in place or with which our agreements had already expired, as is the case of certain municipalities located in the metropolitan regions where we are authorized to operate in accordance with local legislation.  If such contractual arrangements were not entered into by December 31, 2010, the informal or expired services concessions would no longer be valid.

As of the date of this annual report, of the 363 municipalities we provide water and sewage services to, we have informal or expired arrangements with 99 municipalities. These 99 concessions include municipalities located in and outside metropolitan regions, including the municipality of Santos, located in the coastal region.  Together, these 99 municipalities accounted for 23.8% of our total revenues for the year ended December 31, 2011, and 29.7% of our intangible assets as of that same date.

We are currently negotiating with these municipalities the renewal or the formalization of the concessions through the execution of program agreements.  In order to renegotiate or formalize the agreements, we face the following problems: (i) we are still awaiting the final decision of the Brazilian Supreme Court regarding whether the State or the municipalities have the right to enter into contractual arrangements for the provision of the basic sanitation services in the metropolitan regions (until the execution of the agreement with the city and State of São Paulo in June 2010 there was no precedent for a joint management contractual arrangement between the State, the municipalities and us); (ii) the execution of new agreements will depend on certain acts that are beyond our control, such as the compliance by the municipalities located outside the metropolitan regions with certain legal procedures.

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

We cannot assure you when or whether there will be changes to the conditions under which we currently provide water and sewage services to the municipalities with which we do not have formal concession agreements or are renegotiating expired agreements, or whether we will be able to continue to provide water and sewage services in any municipalities where we are unable to renew or enter into a formal concession agreement. Because we do not hold concessions or contractual rights to provide services in 99 municipalities, we may not be able to effectively enforce our right to continue to provide services therein or may face difficulties in being timely paid for the services that we provide.

In addition, in the future, our rights in respect of these municipalities could be modified or adversely affected by Brazilian federal, state or municipal governmental actions, judicial decisions or other factors.  For further information, see “Item 4.B. Business Overview—Government Regulation—The Basic Sanitation Law” and “Item 4.B. Business Overview—Government Regulation—Concessions—Public Consortia and Cooperation Agreement Law for Joint Management.”

We are exposed to risks associated with the provision of water and sewage services.

Our industry is specifically affected by the following risks associated with the provision of water and sewage services:

▪	we are subject to substantial charges imposed by state and federal government agencies that manage water resources related to the abstraction of water from, or dumping of sewage into, water bodies, which we may not be able to pass on to our customers. See “Item 4.B. Business Overview—Government Regulation—Water Usage;”

▪	in some cases, we are required to continue providing services to certain municipalities to which we provide water on a wholesale basis that have overdue amounts owed to us and are not paying us on a regular basis and we cannot assure you of when or whether these municipalities will pay us in a timely manner. See “Item 4.B. Business Overview-Billing Procedures;”

▪	the degradation of watershed areas may affect the quantity and quality of water available to meet our customers’ demand. See “Item 4.A History and Development of the Company—Capital Expenditure Program;”

▪	our tariffs may not increase in line with increases in inflation and operating expenses, including taxes, or increase in a timely manner, which may hinder us from passing on to our customers increases in our cost structure. See “—The terms of our new agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us”. These constraints may also have an adverse effect on our ability to fund our capital expenditure program and financing activities, and to meet our debt service requirements. See “Item 5.A. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects of Tariff Increases;”

▪	we are exposed to probable increases in the frequency of extreme weather conditions in the future, which may adversely affect both the quality and quantity of waters available for abstraction, treatment, and supply. Given that our financial performance is closely linked to climate patterns, droughts could adversely affect the water supply systems, resulting in a decrease in the volume of water distributed and billed as well as in the revenue derived from water supply distribution services. An increase in heavy rainfalls could impact water quality and regular operations of water sources, including abstraction of waters from our dams, due to increased soil erosion, silting, pollution and eutrophication of aquatic ecosystems. See “Item 5.A. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects of Climate Change (Drought and Intense Rainfalls);” and

▪	we are dependent upon energy to conduct our operations and eventual shortages or rationing of energy may prevent us from providing water and sewage services and may also cause material damage to our water and sewage systems when we resume operations. Also, we may not be able to pass on to our customers significant increases in energy tariffs. See “Item 4.A. History and Development of the Company-Energy Consumption.”

The occurrence of any of the above may have a material adverse effect on us.

We may face difficulties in continuing to provide water and sewage services in the municipalities we serve and we cannot assure you that these municipalities will continue to require our provision of services under the same terms.

As of December 31, 2011, we were a provider of water and sewage services to 363 municipalities.  Between January 1, 2007 and December 31, 2011, we had entered into 30-year agreements with 225 of these municipalities (including our services agreement with the city of São Paulo), of which 25 were entered into in 2011.  These 225 municipalities accounted for 65.2% of our total revenues for the year ended December 31, 2011 and 62.6% of our intangible assets as of December 31, 2011.  As of December 31, 2011, we have been renegotiating 99 concession agreements that expired, including the municipality of Santos.  Together, these 99 municipalities accounted for 23.8% of our total revenues for the year ended December 31, 2011 and 29.7% of our intangible assets as of that same date.

From January 1, 2012 to 2033, 39 concession agreements will expire.  These 39 concession agreements accounted for 8.6% of our total revenues for the year ended December 31, 2011 and 6.7% of our intangible assets as of that same date.

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

In 1995, the municipality of Diadema terminated the concession agreement that had been entered into with us prior to the expiration of the concession agreement.  As a result, we filed a lawsuit against the municipality of Diadema which we eventually settled in 1996.  The municipality of Diadema did not comply with this settlement.  In December 2008, we entered into a memorandum of understanding with the State of São Paulo, the municipality of Diadema and the State Secretariat for Sanitation and Water Resources, formerly known as the State Secretariat for Sanitation and Energy (Secretaria de Saneamento e Energia do Estado de São Paulo).  This memorandum establishes our agreement to conclude negotiations and settle all outstanding amounts and stay the collection proceedings we filed against the municipality of Diadema.  In 2011, the municipality of Diadema agreed with us to develop a shared infrastructure for the provision of water and sewage services through a mixed-capital company called Companhia de Agua e Esgoto de Diadema, or CAED, and we cannot predict when this company will begin operations.  The amount owed to us by the Diadema municipality would be returned to us through our capital participation in CAED.  We can give no assurance that we will recover our investments in such company.

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

Our capital expenditure program will require substantial liquidity and capital resources of approximately R$7.9 billion in the period from 2012 through 2015.  We recorded R$2.4 billion of capital expenditure in 2011 in connection with our capital expenditure program.

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

Our facilities are subject to extensive Brazilian federal, state and municipal laws and regulations relating to the protection of human health and the environment.  These laws and regulations establish potability standards for consumption and limit or prohibit emissions or spills of effluents, such as raw sewage, produced in connection with our operations.  We could be subject to civil public actions and criminal, administrative and other civil proceedings for non-compliance with environmental laws and regulations, which could expose us to administrative and civil penalties and criminal sanctions, such as fines, closure orders and significant indemnification obligations.  Since environmental laws and their enforcement by Brazilian authorities are becoming more stringent, our capital expenditures and expenses for environmental compliance may increase substantially.  Expenditures required for compliance with environmental laws and regulations may result in reductions in other strategic investments that we have planned, which could negatively affect us.  In addition, due to more stringent enforcement of environmental laws by Brazilian courts, we may be required to pay substantial fines and indemnifications in amounts that may vary widely from those currently anticipated.  We are presently a party to a number of civil public actions and administrative proceedings related to environmental matters, with regard to which we are unable to calculate our estimated amount of potential liability.  Any unfavorable judgment in relation to these lawsuits and proceedings or any material unforeseen environmental liabilities may have a material adverse effect on us.  For further information on these lawsuits, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

In addition, if climate change leads to significant physical effects, such as variations in the intensity of droughts and rain, our services may be affected and we may be required, among other things, to:  (i) make significant investments in seeking new water sources located further from major consumer centers and (ii) make significant investments in new technologies.

We have not adopted any method for calculating the investments that would be necessary in the event of a significant physical effect from climate change.  Any substantial increase in expenditure related to climate change, whether for compliance with environmental regulations or for preventing or remedying the physical effects of climate change, may have a material adverse effect on us.  See “Item 4.B. Business Overview—Environmental Matters—Climate Change Regulations:  Reduction of Greenhouse Gases (GHG).”

Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on us.

We are a party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among others, civil, environmental, tax, labor, condemnation and other proceedings.  As of December 31, 2011, the total value of all outstanding claims was R$24,152.0 million (net of R$133.1 million in court deposits).  A substantial monetary judgment against us in one or more of these legal proceedings may have a material adverse effect on us.  Based on advice from our legal counsel, we have provisioned a total aggregate amount of R$1,571.8  million (net of court deposits) as of December 31, 2011 to cover probable losses related to legal proceedings.  This provision does not cover all legal proceedings involving monetary claims filed against us and it may be insufficient to cover our liabilities related to these claims.

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in major securities markets, and these investments are often considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets.  The ten largest companies in terms of market capitalization represented approximately 53.1% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2011.  The top ten stocks in terms of trading volume accounted for approximately 50.4%, 48.8% and 47.0% of all shares traded on the BM&FBOVESPA in 2009, 2010 and 2011, respectively.

Investors who exchange ADSs for common shares may lose their ability to remit foreign currency abroad and to obtain Brazilian tax advantages.

The Brazilian custodian for the common shares underlying our ADSs must obtain a certificate of registration from the Central Bank to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to our common shares or upon the disposition of our common shares.  If an ADR holder decides to exchange ADSs for the underlying common shares, this holder will be entitled to continue to rely on the custodian’s certificate of registration for five business days from the date of exchange.  After that period, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless he or she obtains his or her own certificate of registration or register under Resolution No. 2,689, dated January 26, 2000, of the CMN, which entitles registered foreign investors to buy and sell on the Brazilian stock exchanges.  If the holder does not obtain a certificate of registration or register under Resolution No. 2,689, this holder will generally be subject to less favorable tax treatment on gains with respect to our common shares.

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

We are a mixed capital company (sociedade de economia mista) organized under the laws of Brazil, and all of our directors and officers and our controlling shareholder reside in Brazil.  All of our assets and those of these other persons are located in Brazil.  As a result, it may not be possible for a holder to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil.  Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain requirements are met, a holder may face difficulties in protecting his or her interests in the case of actions by our directors, officers or our controlling shareholder than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States.  In addition, under Brazilian law, none of our assets which are essential to our ability to render public services are subject to seizure or attachment.  Furthermore, the execution of a judgment against our controlling shareholder may be delayed as payment of the judgment must be made pursuant to the State’s budget in a subsequent fiscal year.  None of the public property of our controlling shareholder is subject to seizure or attachment, either prior to or after judgment.

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

We believe we are one of the largest water and sewage service providers in the world (based on the number of customers in 2011), according to the 13th edition of the Pinsent Masons Water Yearbook (2011-2012).  We operate water and sewage systems in the State of São Paulo in which the city of São Paulo, Brazil’s largest city, is located.  According to the IBGE, the State of São Paulo is Brazil’s most populous state and the state with the highest gross domestic product, or GDP, in Brazil.  For the year ended December 31, 2011, from our total revenues we had a consolidated net revenue of R$9,941.6 million and a consolidated net income of R$1,223.4 million.  Our total consolidated assets was R$25,215.0 million and our total shareholders’ equity was R$10,545.9 million as of December 31, 2011.

As of December 31, 2011, we provided water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 363 of the 645 municipalities in the State of São Paulo, including the city of São Paulo.  Substantially all of our concessions or program agreements have 30-year terms.  99 of these concessions have expired and are currently being renegotiated.  From January 1, 2012 through 2033, 39 concessions will expire, which we will seek to replace with program agreements.

We also supply water on a wholesale basis to six municipalities located in the São Paulo metropolitan region and to the municipality of Sumaré (with a total estimated urban population of approximately 3.7 million), in which we do not operate water distribution systems.  Within these municipalities, five of them utilize our sewage treatment services.  For the year ended December 31, 2011, the São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis) and the Regional Systems accounted for 73.9% and 26.1% of our gross revenue from sales and services (excluding revenues relating to the construction of concession infrastructure), respectively.

As of December 31, 2011, we provided water services through 7.5 million water connections to approximately 23.9 million people, representing approximately 59.0% of the urban population of the State of São Paulo, and effectively had a water coverage ratio of approximately 100% in respect of all regions.  As of that date, we provided sewage services through 5.9 million sewage connections to approximately 20.5 million people and effectively had a sewage coverage ratio of 82.0%.  As of December 31, 2011, we operated through 66,389 kilometers of water pipes and mains and through 45,073  kilometers of sewer lines.

We also provide water and/or sewage services to four other municipalities through special purpose companies.  In addition, we render consulting services related to the rational use of water and commercial and operational management in Panama and Honduras through a partnership with Latin Consult.

The State, our controlling shareholder, is required by law to own at least 50% plus one of our common shares.  As of April 23, 2011, the State owned 50.3% of our outstanding common shares.  As a mixed capital company, we are an integral part of the State governmental structure.  Our strategy and major policy decisions are formulated in conjunction with the State Secretariat for Sanitation and Water Resources as part of the overall strategic planning for the State.  The majority of the members of our board of directors and our board of executive officers are nominated by the State government.

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

Our Strengths

We believe that our strong business position and future prospects relate to the following strengths:

Well-established business with significant size, scale and know-how to operate in complex urban settings.  We believe we are one of the largest water and sewage service providers in the world.  We provide water services directly to approximately 23.9 million people and supply water on a wholesale basis to an additional urban population of 3.7 million people.  As of December 31, 2011, we effectively had a water coverage ratio of approximately 100% in respect of all regions in which we operate.  We also provide sewage services directly to approximately 20.5 million people, achieving a sewage coverage ratio of 82.0% in respect of all regions in which we operate as of December 31, 2011.  During the year ended December 31, 2011, our net revenue from sales and services increased by 7.7% as compared to the year ended December 31, 2010 (including revenues relating to the construction of concession infrastructure).  Our significant size and scale have required us to operate in complex urban settings such as favelas   (shantytowns) and environments without urban planning, which has enabled us to develop skills to operate in adverse conditions and have well-trained personnel and a specialized structure that we believe our competitors lack.

Operations in Brazil’s most populous and wealthy state.  The State of São Paulo, part of the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated population of 43.0 million as of December 31, 2011.  The city of São Paulo had an estimated population of 11.0 million as of that date, with 20.4 million inhabitants in the São Paulo metropolitan region.  Based on its GDP, the State of São Paulo is the wealthiest state and largest economy in Brazil.  The GDP of the State of São Paulo was approximately R$1.1 trillion in 2009, representing approximately 33% of Brazil’s total GDP.  The State of São Paulo generates more revenue from water and sewage services than any other Brazilian state.

Strong Contract Log.  From the 363 municipalities we serve, in the last five years, we have executed 30-year agreements with 225 of them, including an agreement with the municipality of São Paulo entered into in June 2010.  As of December 31, 2011, the income from those 225 municipalities in which we have long-term contracts accounted for 65.2% of our revenues.

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

Strong corporate governance practices.  In 2002, we joined the Novo Mercado segment of the BM&FBOVESPA, which is the listing segment in Brazil with the highest corporate governance requirements.  As a result, we are committed to maintaining certain additional corporate governance practices that are not required by Brazilian law, ensuring additional protection to our shareholders rights and enhancing the quality of information we disclose to the market.  On December 1, 2007, we became part of the BM&FBOVESPA Corporate Sustainability Index, or ISE, which reflects our high degree of commitment to sustainable environmental and social practices.

High quality operations.  We believe that we adhere to high standards of service and utilize the best available technology in the sanitation business to control the quality of the water captured, produced and distributed.  All of our water quality control laboratories operate in accordance with the ABNT NBR ISO 9001, which follows the highest international water quality standards.  In addition to our central laboratory, 11 of our regional laboratories are accredited by the National Institute of Metrology, Standardization and Industrial Quality, or INMETRO, thereby assuring the quality and accuracy of our test results, according to ABNT NBR ISO IEC 17025.  Moreover, our laboratories and field teams use the latest equipment to detect substances controlled by regulations and have highly trained teams to handle contingencies and customer complaints.  We believe our technology enhances the efficiency and quality of our operations.  As of December 31, 2011, 50 of our sewage treatment facilities had obtained the ISO 14001 certification.

Our Strategy

Our mission is to provide water and sewage services, contributing to the improvement of the quality of life and of the environment.  To this end, our strategic objectives are based upon the guiding principles of growth, quality, universalization of sanitation services and social, economic and environmental sustainability, while focusing on reaching excellence on costumer service.  We also base our strategic objectives on our political and institutional relationships as well as on our commitment to the market to increase shareholder value.  We seek to implement these guiding principles through the following strategies:

Continue to seek growth while improving our financial results by reducing operating costs, increasing productivity and profitability and prudently managing our levels of indebtedness.  We aim to apply our principles of financial growth and sustainability to each business unit, assigning goals and setting clear responsibilities to each unit so as to reach better financial results.  To achieve this goal, we intend to use our best efforts to reduce operating costs and increase productivity and profitability.  We plan to improve the management of our assets, as well as to continue to reduce our total operating expenses by automating some of our facilities, streamlining operational processes, implementing integrated planning and further investing in internal technological research and development.  We also plan to continue our efforts to improve our collection of overdue accounts receivable from municipalities to which we provide services, from the State and from other governmental entities, including by exploring opportunities to offset these outstanding debts against certain possessory or property rights over utilities relating to water and sewage systems.  We intend to continue to fund our working capital needs and estimated capital expenditure programs with diversified sources of financing, such as domestic and international development banks and multilateral agencies.  We will continue to seek market opportunities for low-cost financing and restructuring of our indebtedness if and when advantageous and appropriate.

Improve operating efficiency and reduce water losses.  We seek to reduce both physical water losses, which result mainly from leakage, and non-physical water losses, which result primarily from the inaccuracy of our water meters installed at our customers’ premises and at our water treatment facilities, and from clandestine and illegal use.  In order to achieve more consistent long-term results, we have developed a comprehensive 11-year program to reduce our water loss rate.  The first three years of the program from 2009 to 2011 was funded by the BNDES.  During 2012 to 2016 the program is being also funded by a loan granted by the government of Japan through the Japan International Cooperation Agency, or JICA.  The program’s focus is on the renewal of our water distribution infrastructure and the improvement of maintenance and control services as a means of reducing physical water losses.  We are also seeking to reduce physical water losses by creating smaller water supply districts through the construction of district metering areas, or DMAs, that reduce the system’s pressure and pipe bursts, allowing leaks to be detected and repaired more efficiently.  The program also seeks to reduce non-physical water losses by upgrading and replacing inaccurate water meters and through inspections of non-authorized water consumption in water service connections.

Ensure the quality and availability of our services in our existing service area.  Our goal is to maintain an effective water coverage ratio of around 100%, coupled with a high standard of quality and availability and meet the expected population growth by adding 1.3 million water connections from 2012 to 2019.  We also intend to increase our sewage coverage ratio to 95% by 2019 by adding 1.8 million sewage connections.  In addition, we are also developing short, medium and long‑term marketing strategies, such as client segmentation and tailor‑made solutions for each type of client, which we believe will help us increase our customer base.  We also seek to improve our costumer support strategies by modernizing our telephone and internet-based costumer support and continuously measure the level of satisfaction of our clients.

Maintain and continue to expand our existing service areas.  We intend to maintain our operating base through the execution of new agreements.  To this end, we are actively seeking to develop closer relationships with the municipal governments that we currently serve in order to increase customer loyalty and thereby renew all or substantially all our expiring concession agreements.  In June 2010, we entered into an agreement with the State and city of São Paulo with a 30-year term for the provision of water and sewage services in the city of São Paulo, which in the year ended December 31, 2011 accounted for 55.1% of our gross revenues from sales and services (excluding revenues relating to the construction of concession infrastructure).  Between January 1, 2007 and December 31, 2011, we entered into 225 agreements with 30-year terms with municipalities (including our services agreement with the city of São Paulo), of which 25 were entered into in 2011.  These 25 municipalities accounted for 2.9% of our total revenues for the year ended December 31, 2011 and 3.3% of our intangible assets as of that same date.  As of December 31, 2011, 99 of our concessions had expired and are currently being renegotiated.  These 99 municipalities accounted for 23.8% of our total revenues for the year ended December 31, 2011 and 29.7% of our intangible assets as of that same date.  From January 1, 2012 through 2033, 39 concession agreements accounting for 8.6% of our revenues for the year ended December 31, 2011 and 6.7% of our intangible assets as of December 31, 2011 will expire.

We have also developed a platform to offer unique services relating to sustainability, environmental preservation and water resource management to our large industrial, commercial and residential customers in order to encourage these customers to continue to use our water services.  We also intend to continue to expand our sewage services.  A significant portion of our capital expenditure program, of approximately R$7.9 billion between 2012 and 2015, is designed to achieve this goal.  We also regularly explore the possibility of executing agreements for the provision of water and sewage services in municipalities of the State of São Paulo in which we currently have no operations or to which we currently supply water and provide sewage treatment solely on a wholesale basis, representing a total population of approximately 17 million.  We evaluate possible expansion opportunities in terms of proximity to our existing service areas to maximize return on investment and improve our financial performance.  We also intend to study, and take advantage of, opportunities in other Brazilian states and in other countries to expand our services and increase our market share.

Expand our water and sewage services.  We had a sewage coverage ratio of 82.0% as of December 31, 2011, and we plan to increase our sewage coverage ratio to 95% by 2019, by adding over 1.8 million sewage connections.  In addition, there are municipalities in the State of São Paulo representing an aggregate population of approximately 17 million to which we currently do not provide water or sewage services, or to which we currently supply water solely on a wholesale basis.  Our strong presence in the State and experience in providing water and sewage services places us in a privileged position to expand our sewage services to municipalities in which we provide only water services and our water and sewage services to municipalities in which we do not yet operate, in both the State of São Paulo and also in other states in Brazil and abroad.  Further, we seek to deepen our relationships with strategic clients that consume high volumes of water (more than 500 cubic meters per month) by applying special tariffs for these clients.

Seek selective opportunities to expand our business.  In 2007, a change in our bylaws expanded the scope of our corporate purpose to include activities complementary to our water and sewage services, such as urban rainwater management and drainage services, urban cleaning services and solid waste management services.  Since then we have:

▪	executed cooperation agreements to exchange technology with six regional basic sanitation companies in Brazil, as well as with international businesses such as Mekorot National Water Company, an Israeli company, Sociedade General Aguas de Barcelona S/A – Agbar, a Spanish company, Instituto Costarricence de Acueductos y Alcantarillados, a Costa Rican company, Empresa Pública de Medellin, a Colombian municipal multi-utilities company and Agua y Saneamientos Argentinos - AYSA, an Argentine company, which will allow us to exchange know-how and learn about future opportunities;

▪	executed memoranda of understanding with three municipalities to study the possibility of operating landfills;

▪	created four special purpose companies (SESAMM – Serviços de Saneamento de Mogi Mirim S/A; Águas de Castilho S.A.; Águas de Andradina S.A.; and Saneaqua Mairinque S.A.) to operate water and/or sewage concessions granted by four municipalities in the State of São Paulo;

▪	executed an agreement with the Servitec/Tecniplan consortium for the use of small hydroelectric power plants in our water treatment stations in Guaraú and Vertedouro Cascata;

▪	executed an agreement with the basic sanitation company of the state of Alagoas to transfer technology for the reduction of water losses in the city of Maceió;

▪	executed a service agreement with the basic sanitation company of the state of Espírito Santo to license the use of our proprietary software “Aqualog” designed to remotely monitor water treatment;

▪	won two international public biddings for the provision of: (i) consulting services relating to a program for the rational use of water and for the implementation of a new model for commercial and operational management of the Instituto de Acueductos y Alcantarillados Nacionales, the company responsible for the provision of the water and sewage services in the central provinces of Panama, and (ii) consulting services for the implementation of a new model for commercial and operational management in nine municipalities of Honduras;

▪	created a special purpose company (Aquapolo Ambiental S.A.), in partnership with a private sanitation services operator, to build and operate the largest water recycling facility in the southern hemisphere, which will supply up to 1,000 liters per second to industries in the São Paulo metropolitan region;

▪	rendered consulting services relating to the Municipal Basic Sanitation Plan to the municipality of Barro Alto, located in the State of Goiás; and

▪	created a special purpose company (ATTEND), in partnership with Estre Ambiental S.A., for the implementation of a structure to receive non-domestic water resources in the municipality of São Paulo, which will also have a pre-treatment water station.

In addition, in connection with the expansion of our business, we are evaluating and may consider creating an investment vehicle, Sabesp Participações, through which we may make equity investments.

We intend to continue to selectively seek new business opportunities to take advantage of our know-how, size and scale.

Establish efficient and competitive ways of attracting, retaining and motivating our personnel.  We intend to become a reference in human resource management, providing our personnel with growth opportunities and recognition.  We seek to raise workplace satisfaction levels by establishing programs for the professional and personal development of employees, particularly of those in managerial positions, setting attractive compensation packages and creating a healthy and collaborative work environment.

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

The State of São Paulo occupies 3.0% of Brazil’s land mass and encompasses an area amounting to approximately 96,000 square miles.  According to the SEADE, the State of São Paulo had an estimated total population of 43.0 million as of December 31, 2011.  The city of São Paulo, the State of São Paulo’s capital, had an estimated population of 11.0 million, with 20.4 million inhabitants in the São Paulo metropolitan region, as of December 31, 2011.  The São Paulo metropolitan region encompasses 39 cities and is the largest metropolitan region in the Americas and the third largest metropolitan region in the world, according to the United Nations’ World Urbanization Prospects, 2009 Revision.  The São Paulo metropolitan region accounted for approximately 47% of the population of the State of São Paulo as of December 31, 2011.

According to the IBGE, the GDP of the State of São Paulo was approximately R$1.1 trillion in 2009, representing approximately 33% of Brazil’s total GDP, and making it the largest economy of any state in Brazil based on GDP.  According to the IBGE, the State of São Paulo is also the leading Brazilian state in terms of manufacturing and industrial activity, with a strong position in car manufacturing, pharmaceuticals, computer manufacturing, steel making and plastics, among other activities, as well as a leading position in the banking and financial services industries.  The State of São Paulo is the most important exporting state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

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

On June 29, 1973, pursuant to State Law n. 119, COMASP, the SAEC and the SANESP merged to form our Company with the purpose of implementing the directives of the Brazilian government set forth in the National Water Supply and Sanitation Plan (Plano Nacional de Saneamento).  We were incorporated under the laws of Brazil as a limited company (sociedade anônima), for indefinite duration.  The National Water Supply and Sanitation Plan was a program sponsored by the Brazilian government, which financed capital investments in, and assisted in the development of, state-controlled water and sewage companies.  Since our formation, other State governmental and State-controlled companies involved in water supply and sewage collection and treatment in the State of São Paulo have been merged into us and the State has been our controlling shareholder as required by State Law n. 119.  We thus have been integrated into the State  governmental structure and our strategies have been formulated in conjunction with the strategies for the State Department of Water Resources and Sanitation.  Additionally, most members of our Board of Directors and our management are appointed by the State Government.

The budget for our capital expenditures is subject to approval of the State legislative chamber. This approval is obtained simultaneously with the approval of the budgets of the Department of Sanitation, of the Department of Energy and of the State of São Paulo. The Company is also subject to supervision from the Court of Audit of the State of São Paulo (“Tribunal de Contas do Estado de São Paulo”), with regard to our accounting, financial, budgetary, operational and assets.

We provide water and sewage services directly to a large number of residential, commercial and industrial private consumers, on top of to a variety of public entities in 363 of the 645 municipalities in the State, including in the city of São Paulo, as well as providing treated water on a wholesale basis to six municipalities located in the São Paulo metropolitan region and to the municipality of Sumaré, in which we do not operate the distribution systems to consumers. Among these municipalities, we also provide sewage treatment services to five of them. Currently, we are a leading provider of water and sewage services in the world in number of clients, according to the 13th edition of the Pinsent Masons Water Yearbook (2011-2012).

In 1994, we were registered with the CVM as a publically-held company subject to rules issued by the CVM, including those relating to the periodic disclosure of extraordinary facts or relevant events.  Our common shares have been listed on the BM&FBOVESPA under the ticker “SBSP3” since June 4, 1997.

In 2002, we joined the Novo Mercado segment of the BM&FBOVESPA, which is the listing segment in Brazil with the highest corporate governance requirements.  During that same year, we registered our securities with the Securities and Exchange Commission, or SEC, and started trading our shares in form of American Depositary Receipts – level III (“ADRs”) on the New York Stock Exchange, or NYSE.

In 2004, a secondary offer of common shares held by the State of São Paulo was made simultaneously in the Brazilian and in the international market. On December 1, 2007, we became part of the BM&FBOVESPA Corporate Sustainability Index, or ISE, which reflects our high degree of commitment to sustainable environmental and social practices.

In December, 2007, Law No. 1,025 allowed for the creation of regulatory agencies for the supervision of water and sewage services. The same law created ARSESP, the regulatory agency that regulates and supervises the services we provide.

In July 2008, we announced that we would expand the area reached by our services, as well as including in our scope of services activities related to environmental and energy solutions, as required by the State Law No. 1,025. Since then, we have also been forming partnerships with private companies to consolidate our operations in the sanitation sector, in particular: (i) through a special purpose entity which provides services of water distribution and/or sewage treatment for certain municipalities in the State; (ii) we entered into a consortium with the consultancy firm Latin Consult to provide consultancy services in certain cities in Panama and Honduras for the rational use of water and the adoption of a new commercial and operational management model; (iii) the production, supply and commercialization of reused water and (iv) the implementation and operation of a station for the preconditioning of non-domestic wastewater, sludge conditioning and other related activities.

Other partnership led to the creation of the following companies: Sesamm – Serviços de Saneamento de Mogi Mirim S.A., Águas de Andradina S.A., Saneáqua Mairinque S.A., Aquapolo Ambiental, S.A. Águas de Castilho S.A. e Attend Ambiental S.A. Although we do not necessarily hold a majority capital participation in these companies, shareholder agreements provide us with veto powers or qualified votes on certain matters those business associates may come across.

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

The allocation of responsibilities among the executive officers is made by our board of directors, after an initial proposal made by the Chief Executive Officer, in accordance with our bylaws. The Chief Executive Officer is responsible for coordinating all management divisions in accordance with the policies and directives established by our board of directors and board of executive officers, including the coordination, evaluation and control of all functions related to Chief Executive Officer’s office and staff, integrated planning, business management and organization, corporate communication, audit, ombudsman, and regulatory matters.  The Chief Executive Officer represents our Company before third parties and some of its representation powers can be granted to attorneys-in-fact.  The executive officers described below report to the Chief Executive Officer:

▪         the Corporate Management Officer, who is responsible for marketing, human resources and quality control programs, legal affairs, information technology, asset management, legal and procurement, and contracts;

▪        the Chief Financial Officer and Investor Relations Officer, who is responsible for financial planning, costs and tariffs, raising and allocating financial resources to all divisions within the Company, conducting capital markets and other indebtedness-related transactions and managing indebtedness levels, control department, accounting, corporate governance and investor relations;

▪ the Technology, Enterprises and Environment Officer, who is responsible for the environmental planning and management, technological and operating, product quality control, developments and coordination and execution of special investment programs, projects and new businesses; and

▪        the Chief Operating Officer of the São Paulo Metropolitan Region Division and the Chief Operating Officer of the Regional Systems Division, who are responsible for managing the operation, maintenance, execution of planning and works for the water and sewage supply systems including planning and works for our services rendered on a wholesale basis, sales and call center services, as well as the control of economic-financial and operational performance of its division.  These Chief Operating Officers are also responsible for sanitation advisory services to autonomous municipalities and for the mediation and the negotiation with communities and local governments, aimed at aligning our interests with the interests of our clients.

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

From 2009 through 2011, our capital expenditure program totaled R$ 6.4 billion, primarily to build up our infrastructure and for our efforts to reduce water losses.  We have budgeted investments in the amount of R$7.9 billion from 2012 through 2015.  We invested R$1.8 billion, R$2.2 billion and R$2.4 billion in 2009, 2010 and 2011, respectively.

The following table sets forth our planned capital expenditures for water and sewage infrastructure for the years indicated.

	Planned Capital Expenditures
	2012	2013	2014	2015	Total
	(in millions of reais)
Water	745.9	599.2	607.2	579.6	2,532
Sewage	926.7	991.4	845.9	368.2	3,132
Others	336.5	395.4	504.9	988.2	2,225
Total	2,009	1,986	1,958	1,936	7,889

Our capital expenditure program from 2012 through 2015 will continue to focus on achieving our targets by making regular investments in and expanding our infrastructure as well as making investments in the reduction of water losses throughout the 363 municipalities we served as of December 31, 2011.

Main Projects of Our Capital Expenditure Program

The following is a description of the main projects in our capital expenditure program.

Metropolitan System Investment Program

Metropolitan Water Program

Demand for our water services has grown steadily over the years in the São Paulo metropolitan region and has exceeded at times the capacity of our water systems.  As a result, prior to September 1998, part of our customers in this region received water only on alternate days of the week.  We refer to this as “rotation.”  In order to remedy this situation, we implemented the Metropolitan Water Program (Programa Metropolitano de Água) to improve regular water supply to the entire São Paulo metropolitan region.  This program terminated in 2000 and the rotation was eliminated, but we have maintained our investment projections for the region.  During the second phase of the Metropolitan Water Program between 2006 and 2014, we plan to expand the infrastructure of water storage tanks by 210,000 cubic meters and to construct 44 water pumping stations and 240 kilometers of mains.  The investment is expected to reach R$2.7 billion and the construction is expected to expand the water production capacity by 13.2 cubic meters per second until 2014.  We have been working on this project since 2006, and we expect to complete it by 2014.  In 2011, we invested approximately R$102.5 million, respectively, in this project.

The metropolitan region suffers from a water shortage, which requires us to obtain water from increasingly distant sources.  In order to remedy this situation, we are currently developing a new supply system called São Lourenço that should be able to benefit a population of almost 1.5 million people.  We have already concluded the project’s conceptual studies and are currently developing its infrastructural projects.  We may propose a Public Private Partnership to the government of São Paulo.

In June 2008, we entered into a Public Private Partnership (Parceria Público-Privada), or PPP, with Cab Spat, a special purpose company whose main shareholders are Cab Ambiental and Galvão Engenharia S.A.  Cab Spat will be responsible for (i) expanding the Taiaçupeba water treatment plant capacity from ten cubic meters per second to 15 cubic meters per second, (ii) building 17.7 kilometers of water connections and mains, (iii) building four water storage tanks with total capacity of 70,000 cubic meters, (iv) installing boosters, and (v) building pumping stations.  The total investment in projects to be undertaken by Cab Spat during the first two years of the PPP is estimated at R$320.0 million.  Cab Spat will also perform maintenance on the dams of the Alto Tietê System, in connection with which Cab Spat will also provide civil engineering, electromechanical and operational services, as well as sludge treatment and the corresponding services regarding water adduction and water supply.  The total value of the project is estimated at R$1.0 billion.  We intend to pay these investments over 15 years upon the completion of the contracted projects and services.  In December 2011, the services were concluded and the system’s nominal capacity was increased from 10 to 15 cubic meters per second, directly benefiting 1.5 million people in the east region of the São Paulo metropolitan region, in addition to improving the reliability, flexibility and availability of the integrated water system that services the state’s metropolitan region.  The increase in production will improve the east, north and west regions water supply levels since it will be possible to transfer water from the east system to other localities.  In 2011, we invested approximately R$ 121.4 million in this project.

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

As of December 31, 2011, we owed US$386.9 million to the IADB for the financing it provided.  For further information on the agreement entered into with the IADB, see “Item 5.B. Liquidity and Capital Resources—Capital Sources.”  We currently provide secondary treatment to approximately 68% of the sewage collected in the São Paulo metropolitan region.  The five principal sewage treatment facilities in the São Paulo metropolitan region have an aggregate installed capacity of 18 cubic meters of sewage per second and currently treat an aggregate of 15.6 cubic meters of sewage per second.  We plan to build additional collection lines to direct more raw sewage to our treatment facilities.

The third phase of the Tietê Project, designated as “the decontamination of the Tietê river,” aims at contributing to the recuperation of the water quality of the Tietê river basin through the expansion of the level of collection to 87.0% and treatment of sewage to 84.0% in the São Paulo metropolitan region.  The total estimated cost of the third phase is approximately US$1.1 billion, of which US$600.0 million will be financed pursuant to the IADB Loan entered into on September 3, 2010.  The program plan of the third phase comprises mainly (i) drainage collection (collection networks and home connections), (ii) removal and transport of the drainage for treatment (branch collectors and interceptors), and (iii) the construction of sewage treatment plants, not only of the integrated drainage system of the São Paulo metropolitan region, but also of various isolated systems in the same region, during a six-year period from 2010 to 2016.  Approximately 43% of the work is already under execution and 25% is undergoing public bidding processes.  After the third phase of the Tietê Project, the sewage collection system will benefit an additional 1.5 million people and the sewage treatment will benefit an additional 3.0 million  people.

We are currently planning the fourth and final phase of the Tietê Project, which should take place between 2013 and 2018. The main objective of the fourth phase if to completely end the dumping of untreated sewage into the Tietê river in the area in which we are the water services provider.

Corporate Program for Water Loss Reduction

The objective of the Corporate Program for Water Loss Reduction (Programa Corporativo de Redução de Perdas) is to decrease water losses more efficiently by means of the integration and expansion of the existing initiatives in our business units.  We began structuring the program in the second half of 2007 and finalized it in 2008.  We have invested R$1.0 billion in this project so far and anticipate investments of approximately R$4.3 billion throughout the program’s 11-year term, beginning in 2009.  Funding will come from our own resources as well as from loan agreements entered with the Japan International Cooperation Agency (JICA), with Caixa Econômica Federal and with BNDES. The program aims to reduce the incidence of water loss from 436 liters per connection per day in December 2008 to 211 liters per connection per day in 2019, which is equivalent to reducing water losses from 27.8% in December 2008 to 15.0% in 2019. This goal will be revised based on the results reached so far and the expected reduction with the implementation of the Corporate Program for Water Loss Reduction in the 2012-2019 period.

In 2011, we invested approximately R$326.7 million in this program.  As of December 31, 2011, water losses were reduced to 25.6% from 26% in 2010.

New Life Program

The New Life Program (Programa Vida Nova) includes projects focused on the improvement and preservation of water reserves in the São Paulo metropolitan region and the urban development of the region, especially in the Guarapiranga and Billings mains.  The resources will be mostly invested in the creation of infrastructure to collect sewage in the region, and to direct it to treatment plants, while avoiding its pouring directly into the springs.  The program also includes protection activities of green areas and the urbanization of favelas   (shantytowns) and is expected to directly benefit 50,000 families.

The State government, local authorities and the federal government will invest approximately R$1.3 billion in the program.  We will fund this program with R$355.0 million.  The State Secretariat for Sanitation and Water Resources coordinates the program with our involvement and that of the Urban Development Company of São Paulo (Companhia de Desenvolvimento Habitacional e Urbano), or the CDHU, and local governments in the region.

As of December 31, 2011, R$45.5 million have been invested in this program by us, of which R$29.4 million were invested in 2011.

Clean Stream Program

The Clean Stream Program (Programa Córrego Limpo) is a partnership between the State, through us, and the municipality of São Paulo, and aims to clean and decontaminate urban streams in the city of São Paulo, by improving the sewage sanitary system, the elimination of sewage through streams and rainwater galleries, the cleaning of streams and stream borders, as well as the removal and relocation of properties located in riverbanks.  As of December 31, 2011, approximately R$129.5 million had been invested in this program and 103 urban streams had been decontaminated, benefiting approximately 1.7 million people.

                In 2012, we expect to decontaminate 45 additional urban streams, benefiting over 700 thousand people. The estimated capital expenditures for this program in 2012 is R$36 million.

Regional Systems Investment Programs

We currently have a number of projects in progress and planned for the Regional systems, including projects relating to abstraction of water and collection, removal and final disposal of sewage.  We invested R$1,091.0 million, R$943.7 million and R$1,109.2 millions, in these projects in 2009, 2010 and 2011, respectively, and we have budgeted for additional capital expenditures of approximately R$ 2.2 billion from 2012 through 2015.

Clean Wave Program

The main goals of the Clean Wave Program (Programa Onda Limpa) are to improve and expand the sewage systems in the municipalities comprising the Baixada Santista metropolitan region, increasing the sewage collection rate to 95.0%, and treating 100.0% of the collected sewage and thereby improving bathing water quality at 82 beaches in the region by 2013.  On August 6, 2004, we entered into a credit agreement with the JBIC for the financing of this project, which is guaranteed by the Federative Republic of Brazil, for a total amount of R$382.8 million.  On October 1, 2008, the JICA incorporated the loan transactions of the JBIC.  For further information on the agreement entered into with the JICA, see “Item 5.B. Liquidity and Capital Resources—Capital Sources.”  As of December 31, 2011, we had invested approximately R$1.6 billion in this program, R$ 159.8 million of which during the year 2011 . With the completion of construction of sewage treatment plants and installation of networks, we have prioritized the connection of costumers to the sewage collection system.  Until the end of 2011, we had finished 63,000 connections of the total 123,000 expected.

Northern Coast Clean Wave Program

The Northern Coast Clean Wave Program (Programa Onda Limpa Litoral Norte) will expand the collection and treatment of sewage in the Northern coast of the State of São Paulo, intending to benefit 600 thousand people, including the local population  as well as tourists that each year visit the region.  By 2015, the program will increase the collection and treatment of sewage rate in the region from 36.0% to 85.0%, seeking to improve the health and well-being of the population, in addition to stimulating economic development through the increase in tourism in the region.

In 2011, we continued working on two sewage treatment plants in the city of São Sebastião and other sewage system projects in the cities of Ubatuba, Ilhabela and São Sebastião, which we expect to complete in 2013.  Until 2011, R$114.6 million had already been invested in this program, of which R$ 24,6 million were invested in 2011.

Coastal Water Program

 The Coastal Water Program (Programa Água no Litoral) is the main combination of long-term activities to expand water production capacity in the Baixada Santista metropolitan region and Southern Coast of the State of São Paulo.  Almost three million people, including local population and tourists, are expected to benefit from this program.  This program will enable us to increase the level of reliability of the systems, eliminating existing and potential deficiencies and irregularities in the water supply.  It is also expected to permit us to expand our services to reach universal coverage in these regions, increase the availability of treated water and improve the quality of water available to the population.  As of December 31, 2011, R$472.7 million has been invested on this program and we expect to invest R$1.1 billion in the program by 2013.  The Mambu/Branco Water Production System is part of this program.  It will increase water production to supply municipalities in the south of the Baixada Santista, increasing production from actual 0.6 cubic meter per second to 1.6 cubic meters per second.  Additionally, the planned water treatment stations of Jurubatuba, Itú and Cubatão are also part of this program.

New Policies and Programs

Nossa Guarapiranga

In December 2011, we launched the Nossa Guarapiranga project, whose main objective is to recover water quality of the Guarapiranga basin, a water source for the São Paulo metropolitan region. We installed 11 drains to collect residue from rivers in the Guarapiranga basin.  We plan to collect an average of 20 cubic meters of residue per day.

Pró-Conexão

In December 2011, the municipality of São Paulo approved a project to offer residences of low-income families subsidized connections to the sewage system.  The project involves capital expenditure amounts of up to R$349.5 million, 80% of which would be sustained by the government of the State of São Paulo, while 20% would be paid by us. We believe that this program will increase the efficiency of our sewage collection programs and help improve water quality of the region’s rivers and basins, on top of improving the quality of life of low-income families.

We expect that the program will create 192 new thousand connections over the next 8 years and affect approximately 800 thousand people.

Water is Life

In November 2011, we created the program Water is Life which aims to provide sewage services to 41 low-income communities of non-urbanized areas of 20 municipalities in the regions of  Alto Paranapanema and Vale do Ribeira.  After installing the required infrastructure, an estimated capital expenditure of R$6 million, we will be responsible for maintaining and operating the sewage systems to reach approximately 13 thousand people.

B.    Business Overview

Our Operations

As of December 31, 2011, we provided water and sewage services to 363 municipalities in the State of São Paulo either under concession agreements, program agreements, under another form of legal arrangement or under no formal agreement.  We also supply treated water on a wholesale basis to six municipalities located in the São Paulo metropolitan region and to the municipality of Sumaré.  Pursuant to article 2 of our bylaws, our corporate purpose includes the provision of water supply and sewage services, urban rain water management and drainage services, urban cleaning services and solid waste management services.  In addition, our bylaws authorize us to carry out other related activities, including the planning, operation and maintenance of production systems, the storage, preservation and trading of energy, and the trading of services, products, benefits and rights that, directly or indirectly, result from our assets, projects and activities, and the right to operate a subsidiary anywhere in Brazil or abroad to provide the services mentioned above.

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

The Basic Sanitation Law required water and sewage service providers, such as us, to execute a formal agreement by December 31, 2010 with every municipality to which they provide services without a valid legal and binding instrument.  If we failed to enter into such formal agreements by December 31, 2010, the concessions would no longer be valid.  As of December 31, 2011, 99 of our concessions were still in the process of regularization through the execution of formal agreements.  See “3.D. Risks Factors—Risks Relating to Our Business—We cannot anticipate the effects that further developments of the Basic Sanitation Law and its interpretation will have on the basic sanitation industry in Brazil and on us” and “3.D. Risks Factors—Risks Relating to Our Business—We have not entered into formal agreements for the provision of water and sewage services with certain of the municipalities we serve, including municipalities in metropolitan regions, as required by the Basic Sanitation Law, and therefore we may not be able to enforce our rights to continue to provide services in these municipalities.”

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

As of December 31, 2011, we provided water and sewage services to 363 municipalities. Substantially all of these concessions have 30-year terms.  Due to court orders, we temporarily suspended our services in five other municipalities (Araçoiaba da Serra, Cajobi, Iperó, Álvares Florence and Macatuba), that as of December 31, 2011 accounted for less than 0.1% of our gross revenues. In January 2011, we resumed the provision of our services to the municipality of Tarumã that had been previously suspended by a court order.  For more information, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Concession-Related Legal Proceedings.”  Between January 1, 2007 and December 31, 2011, we entered into contracts with 225 municipalities (including our services agreement with the city of São Paulo) in accordance with the Basic Sanitation Law, of which 25, were entered into in 2011.  In addition to the contracts that have 30-year terms, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to the ARSESP.  As of December 31, 2011, 99 of our concessions had expired and we have been in negotiation with these municipalities to execute program agreements to substitute the expired concessions.  From January 1, 2012 through 2033, 39 concessions will expire.  Despite these 99 concessions having expired in 2011, we are renegotiating them and we were continuing to provide water and sewage services to all 99 municipalities as of December 31, 2011.  We have entered into an agreement with the State and city of São Paulo for the provision of water and sewage services in the city of São Paulo for a 30-year term expiring in June 2040, which in the year ended December 31, 2011 accounted for 51.4% of our gross revenues from sales and services (including revenues relating to the construction of concession infrastructure).

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

The current concessions are based on a standard form of agreement between us and the relevant municipality.  Each agreement received the prior approval of the legislative council of each municipality.  The assets comprising the existing municipal water and sewage systems are transferred from the municipality to us in order for us to provide the contracted services.  Until 1998, we acquired municipal concessions and the existing water and sewage assets in exchange for our common shares issued at book value.  Since 1998, we have acquired concessions and water and sewage assets by paying the municipality an amount equal to the present value of 30 years of estimated cash flows, assuming at least 12% certain discount factor to us, from the concession being acquired.  For reference purposes, the discount rate adopted in concession contracts was set by the ARSESP in 2011 at 8.6%.

The main provisions of the existing concession agreements are as follows:

▪	we assume all responsibility for providing water and sewage services in the municipality;

▪	according to the municipal laws authorizing the concession, we could collect tariffs for our services without prior authorization of the municipality. Tariff readjustments follow the guidelines established by the Basic Sanitation Law and the ARSESP;

▪	as a general rule, to date, we are exempt from municipal taxes, and no royalty is payable to the municipality with respect to the concession;

▪	we are granted rights of way on municipal property for the installation of water pipes and mains, and sewage lines; and

▪	upon termination of the concession, for any reason, we are required to return the assets comprising the municipality’s water and sewage system to the municipality and the municipality is required to pay us the non-amortized value of the assets, considered intangible since January 2008, relating to the concession. See Note 2.12 to our financial statements.

Under the concession agreements executed prior to 1998, the reimbursement for the assets may be through payment of either:

▪	the book value of the assets; or

▪	the market value of the assets as determined by a third-party appraiser in accordance with the terms of the specific agreement.

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

Municipalities have the inherent power under Brazilian law to terminate concessions prior to their contractual expiration dates for reasons of public interest.  The municipalities of Diadema and Mauá, two municipalities we previously served, terminated our concessions in February 1995 and December 1995, respectively.  The municipality of Mauá terminated our concession with our consent.  The municipality of Diadema had terminated our concession without our consent after asserting that we did not provide adequate water and sewage services.  In 2011, the municipality of Diadema agreed with us to develop a share infrastructure for the provision of water and sewage services through a mixed-capital company called Companhia de Água e Esgoto de Diadema, or CAED.  We are not yet able to predict when CAED will begin operations. Despite these developments, we currently serve the municipalities of Diadema and Mauá through the supply of water on a wholesale basis.  The indemnities receivables related to the municipality of Mauá totaled R$ 85.9 million are not being recognized in the financial statements due to the uncertainties in the collection.  For further information on the lawsuits that arose out of these developments, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Operations in the City of São Paulo and Certain Metropolitan Regions

As of December 31, 2011, 99 concessions had expired which jointly accounted for 23.8% of our gross revenues.  We entered into 25 agreements in the year ended December 31, 2011, bringing the total number of program agreements entered into between 2007 and 2011 to 225.  These 25 new agreements accounted for 2.9% of our total revenues and 3.3% of our intangible assets as of December 31, 2011.

The Basic Sanitation Law provides that, in case of termination of the relationship with the aforementioned municipalities, the municipalities should pay us an indemnity, in an amount to be appraised, notwithstanding the non-existence of a concession agreement.

On June 23, 2010, the State and the city of São Paulo entered into a convention with the intermediation and consent of our Company and of the ARSESP pursuant to which they agreed to jointly manage the planning of and investment in the basic sanitation system of the city of São Paulo, among other things.  This agreement established that the State and the city of São Paulo would enter into an agreement with us, granting us exclusive rights in the provision of water and sewage services in the city of São Paulo.  In addition, the agreement established the role of the ARSESP in regulating and overseeing our activities and established a management committee that will be responsible for planning the water and sewage services and for reviewing our investment plans.  The management committee will be composed of six members appointed for two year terms.  The State and the city of São Paulo will have the right to appoint three members each.  We are permitted to participate in the meetings of the management committee; however, we are not afforded any voting rights.

On June 23, 2010, we entered into a formal agreement with the State and the city of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30-year period, which may be extended for an additional 30-year period.  The Municipal Law No. 14,934/2009 authorized the city of São Paulo to enter into an agreement with us.  The agreement establishes, among other things, how specific amounts of gross revenues from the services we render should be allocated (after deduction of COFINS and PASEP).  This agreement requires, among other things, (i) to invest at least 13.0% of the gross revenues from sales and services we obtain from the municipality of São Paulo, net of taxes on revenues in the improvement of water and sewage infrastructure in the city of São Paulo; (ii) that our investment plan must be compatible with the activities and programs included in the sanitation plan of the State, the sanitation plan of the city of São Paulo and, if necessary, the sanitation plan of the metropolitan region of São Paulo; and (iii) that we contribute 7.5% of the gross revenues we obtain from this agreement to the São Paulo Municipal Sanitation Fund. The investment plan under this agreement is not irrevocable and will be reviewed by our management committee every four years, especially with regards to investments to be executed in the subsequent period. In addition, the agreement provides that the ARSESP will ensure that the tariffs charged (a) will adequately compensate us for the services we provide and (b) can be adjusted to restore the original balance between each party’s obligation and economic gain (equilíbrio econômico‑financeiro).  Finally, the agreement envisages the remuneration of the net assets in operation, calculated preferably through asset valuation or by the monetarily updated book value, to be established by the ARSESP.  The agreement also foresees the remuneration of the investments to be made by us, such that there will be no residual value at the end of the contract period.  We currently have an investment plan in place that consider these obligations and also addresses the compatibility with the activities and programs included in the sanitation plan of the State and of the municipality of São Paulo and, if necessary, the plan of the metropolitan region of São Paulo.

Wholesale Operations

Water Services on a Wholesale Basis

We provide water services on a wholesale basis to six municipalities located in the São Paulo metropolitan region (Diadema, Mauá, Santo André, São Caetano do Sul, Guarulhos and Mogi das Cruzes) and to the municipality of Sumaré.  The agreements to provide water services on a wholesale basis must comply with the Basic Sanitation Law, which regulates the stages of the provision of each service, designating them as interdependent activities whose provision requires the supervision of an independent agency, a specific registration for the activities’ cost and assurance of payment among the several service providers in order to continue the provision of the services, in accordance with the rules to be published by the ARSESP.  Our agreements currently comply with the provisions of the Basic Sanitation Law.  In 2011, the revenues from these services were R$203.5 million.

We are currently negotiating with the city of Diadema so as to liquidate the outstanding debts owed by Diadema and Saned to us.  For further information on this outstanding debt, see Note 9 to our consolidated financial statements included elsewhere in this annual report.

Sewage Services on a Wholesale Basis

We provide sewage services on a wholesale basis to the municipalities of Mogi das Cruzes, Santo André, São Caetano, Mauá and Diadema.  The negotiation of the agreement for the provision of sewage services on a wholesale basis with the municipality of Santo André had the intervention of the Public Prosecution Office, and in other municipalities the negotiation of the agreements was a result of our efforts concerning the environment and the awareness of the municipal public authorities regarding to environmental issues. Through these agreements, in 2011 we treated about 27.2 million cubic meters of sewage from these municipalities. This is an example of our social-environmental responsibility actions and our commitment to these actions. In 2011, the revenues from sewage services on a wholesale basis were R$21.1 million.

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

Water Operations

Our supply of water to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to our customers’ premises.  In 2011, we produced approximately 2,992.0 million cubic meters of water.  The São Paulo metropolitan region (including the municipalities to which we supply water on a wholesale basis) currently is, and has historically been, our core market, accounting for approximately 71% of water invoiced by volume in 2011.

The following table sets forth the volume of water that we produced and invoiced for the periods indicated.

	Year ended December 31,
	2009	2010	2011
	(in millions of cubic meters)
Produced:
São Paulo metropolitan region	2,091.7	2,164.4	2,182.8
Regional systems	753.2	787.9	809.2
Total	2,844.9	2,952.3	2,992.0

Invoiced:
São Paulo metropolitan region	1,083.9	1,119.2	1,150.6
Wholesale	288.0	293.3	297.3
Regional systems	546.1	579.5	596.8
Reused water	0.8	0.3	0.3
Total	1,918.8	1,992.3	2,045.0

The difference between the volume of water produced and the volume of water invoiced generally represents both physical and non-physical water losses.  See “—Water Losses.”  In addition, we do not invoice:

▪       water discharged for periodic maintenance of water mains and water storage tanks;

▪       water supplied for municipal uses such as firefighting;

▪       water consumed in our own facilities; and

▪       estimated water losses associated with water we supply to favelas (shantytowns).

Seasonality

Although seasonality does not affect our results in a significant way, in general, higher water demand is observed during the summer and lower water demand during the winter.  The summer coincides with the rainy season, while the winter corresponds to the dry season.  The demand in the coastal region is increased by tourism, with the greatest demand occurring during the Brazilian summer holiday months.

Water Resources

We can abstract water only to the extent permitted by DAEE pursuant to water usage rights granted by it.  Depending on the geographic location of the river basin or if the river crosses more than one state (federal domain), the approval of the National Water Agency (Agência Nacional de Águas), or ANA, a federal agency under the Ministry of the Environment is required.  We currently abstract substantially all of our water supply from rivers and reservoirs, with a small portion being abstracted from groundwater.  Our reservoirs are filled by impounding water from rivers and streams, by diverting the flow from nearby rivers, or by a combination of both methods.

In order to supply water to the São Paulo metropolitan region, we rely on 20  reservoirs of non-treated water and 192  reservoirs of treated water, which are located in the areas under the influence of the eight water producing systems comprising the interconnected water system of the São Paulo metropolitan region.  The capacity of the water sources available for treatment in this area is 72 cubic meters per second.  Total current installed capacity is 72.7  cubic meters per second, which can be treated from the interconnected water system of the São Paulo metropolitan region. Average verified production during 2011 on the interconnected water system of the São Paulo metropolitan region was 67.9 cubic meters per second.  The Cantareira, Guarapiranga and Alto Tietê systems, as a whole, supplied 84.1% of the water we produced for the São Paulo metropolitan region in 2011.

In 2011, the Cantareira system accounted for 46.4% of the water that we supplied to the São Paulo metropolitan region (including the municipalities to which we supplied water on a wholesale basis), which represented 73.9% of our gross revenues from sales and services (excluding revenues relating to the construction of concession infrastructure) for the year.  The authorization (outorga) for the Cantareira system to use the water in the Piracicaba water basin was renewed on August 6, 2004, for a ten-year period.

Water basin committees are authorized to charge both for water usage and the dumping sewage into water bodies.  Since February 2003, we have been incurring expenses in connection with the use of water from the Paraíba do Sul river basin and, since January 2006, from the Piracicaba, Capivari and Jundiaí river basins.  At the end of 2010, we started to incur expenses in connection with the use of water from the Sorocaba and Médio Tietê river basins   In 2012 we may start to incur expenses in connection with the use of water from the Alto Tietê basin, where the São Paulo metropolitan region is located and from Baixada Santista, Baixo Tietê, Tietê/Jacaré and Tietê/Batalha river basins. The ARSESP has adjusted our tariffs according to the formula that we have used since 2003.  According to the formula, “non-controllable” costs, such as costs related to water use, are passed on to our customers through our tariffs.  Although we expect to continue to pass on these expenses to our customers through our tariffs, we are uncertain as to whether the river basin committees will change the terms of the charges currently applied and whether we will be able to pass on these costs to our customers. For more information on water usage regulation, see “—Water Usage.”

The following table sets forth the water production systems from which we produce water for the São Paulo metropolitan region:

	Production Rate(1)
	2010	2011
Water production system:	(in cubic meters per second)
Cantareira	32.7	31.5
Guarapiranga	13.0	12.6
Alto Tietê	10.9	13.0
Rio Claro	3.9	4.0
Rio Grande (Billings reservoir)	4.8	4.6
Alto Cotia	1.1	1.2
Baixo Cotia	0.8	0.9
Ribeirão da Estiva	0.1	0.1
Total	67.3	67.9

_________________

(1)   Average of the twelve months ended December 31, 2010 and 2011.

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

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events.  We were able to meet the demand for water in the São Paulo metropolitan region, primarily as a result of our water conservation program, reductions in water losses, and the installation of new water connections.  We installed 201,000, 189,400  and 207,900 new water connections in 2009, 2010 and 2011, respectively.

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

To ensure the continued provision of regular water supply in the São Paulo metropolitan region, we intend to invest R$1.3 billion from 2012 to 2015 to increase our water production and distribution capacities as well as to improve the water supply systems.  In 2011, our total investment in water supply systems amounted to R$633.2 million.

Water Treatment

We treat all water at our water treatment facilities prior to placing it into our water distribution network.  We operate 213 treatment facilities, of which the eight largest, located in the São Paulo metropolitan region, accounts for approximately 70% of all water we produced in 2011.  The type of treatment used depends on the nature of the source and quality of the untreated water.  Water abstracted from rivers requires extensive treatment, while water drawn from groundwater sources requires less treatment.  All water treated by us also receives fluoridation treatment.

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

	As of December 31,
	2009	2010	2011

Water distribution pipes and mains (in kilometers)	63,732	65,379	66,389
Number of connections (in thousands)	7,118	7,295	7,461

More than 90.0% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride, or PVC.  Distribution pipes at customers’ residences typically are made from high-density polyethylene tubing.  Our water mains are mostly made of steel, cast iron or concrete.

As of December 31 2011, our water distribution pipes and mains included:  (i) 33,997 kilometers in the São Paulo metropolitan region; and (ii) 32,392 kilometers in the Regional systems.

As of December 31, 2011, we had 384  storage tanks in the São Paulo metropolitan region with a total capacity of 1.8 million cubic meters, and 1,782 storage tanks in the Regional systems.  As of that date, we had 124  treated water pumping stations in the São Paulo metropolitan region aqueduct system, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

Water mains that require maintenance are cleaned and their lining is replaced.  We are typically notified of water main fractures or breaks by the public through a toll-free number maintained by us.  We consider the condition of the water pipes and mains in the São Paulo metropolitan region to be adequate as of the date of this annual report.  Due to age, external factors such as traffic, the dense population, and commercial and industrial development, water pipes and mains in the São Paulo metropolitan region are somewhat more susceptible to degradation than those in the Regional systems.  To counter these effects, we have a maintenance program in place for water pipes and mains that is intended to address anticipated fractures and clogs due to brittleness and encrustation, and to help ensure water quality in the region.  The new customers are responsible for covering the part of the costs of connecting to our water distribution network that are related to the connecting of customers water pipes that are more than 20 meters away from the water mains.  Thereafter, the customer must cover the costs of connecting to the network from the customer’s premises, including costs of purchasing and installing the water meter and related labor costs.  We perform the installation of the water meter and conduct periodical inspections and measurements.  After completion of installation, the customer is responsible for the water meter.

The following table sets forth projected new water connections for the periods indicated.

	2012	2013	2014	2015	2016	2017	2018	2019	2012-2019

São Paulo metropolitan region	88	90	88	83	86	84	82	81	682
Regional systems	70	71	72	76	74	75	76	77	588
Total	158	161	160	156	160	159	158	158	1,270

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

Using this calculation method, as of December 31, 2011, we experienced 469 liters/connections per day of water losses in the São Paulo metropolitan region and 280 liters/connections per day in the Regional systems, averaging 394 liters/connections per day.  We plan to reduce total water losses from 394 liters/connections per day to 211 liters/connection per day between 2011 and 2019.  Over the same period, in terms of percentage, we intend to reduce total water losses from 25.6% to 13.0%, however, this goal will be revised based on the results reached so far and the expected reduction with the implementation of the corporate program for water loss reduction in the 2012-2019 period.

Our strategy to reduce water loss has two approaches:

▪	reduction in the level of physical losses, which result mainly from leakage, primarily by replacing and repairing water mains and pipes, and installing probing and other equipment, including strategically located pressure-regulating valves; and

▪	reduction of non-physical losses, which result primarily from the inaccuracy of our water meters installed at our customers’ premises and at our water treatment facilities, and from clandestine and illegal use, by upgrading and replacing inaccurate water meters and expanding our anti-fraud personnel.

       We are taking measures to decrease physical losses by reducing response time to fix leakages to less than 24 hours and by better monitoring non‑visible water mains fractures.  Among other initiatives, we have adopted the following measures to reduce physical water losses:

▪	the introduction of technically advanced valves to regulate water pressure throughout the water mains in order to maintain the appropriate water pressure to the downstream consumption needs each day. These valves are programmed to respond automatically to variations in demand. During peak usage, the flow of water in the pipes is at its highest point; however, when demand decreases, pressure builds up in the water mains and the resulting stress on the network can cause significant water loss through cracks and an increase in ruptures of the pipes. The technically advanced valves are equipped with probes programmed to feed data to the valve in order to reduce or increase pressure to the water mains as water usage fluctuates. As of December 31, 2011, we had installed 1,783 valves at strategic points in the network, with 1,055 valves being installed in the São Paulo metropolitan region and 728 in the Regional systems;

▪	the reconfiguration of interconnected water distribution to permit the distribution of water at lower pressure;

▪	the implementation of routine operational leak detection surveys in high water pressure areas to reduce overall water losses;

▪	the monitoring of and improved accounting with respect to water connections, especially for large volume customers;

▪	regular checking on inactive customers and monitoring non-residential customers that are accounted for as residential customers and, therefore, billed at a lower rate;

▪	preventing fraud with the use of new, more sophisticated water meters that are more accurate and less prone to tampering;

▪	installing water meters where none are present; and

▪	conducting preventive maintenance of existing and newly installed water meters.

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

Water quality is monitored at all stages of the distribution process, including at the water sources, water treatment facilities and on the distribution network.  We have 15 regional laboratories, one central laboratory, and laboratories located in all water treatment facilities that monitor water quality, as required by our standards and those set by statute.  Our laboratories analyze an average of 50,000 samples per month on distributed water, with samples collected from residences.  Our central laboratory located in the city of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods, as well as heavy metals analysis by atomic absorption technique.  All of our laboratories have obtained the ABNT NBR ISO 9001 certification and our central laboratory and 11 of our regional laboratories have obtained the ABNT NBR ISO IEC 17025 accreditation (accreditation for general requirements for the competence of testing and calibration laboratories) awarded by the National Institute of Metrology, Standardization and Industrial Quality (Instituto Nacional de Metrologia, Normalização e Qualidade Industrial), or the INMETRO.

All chemical products used for water treatment are analyzed and follow strict specifications set out in recommendations made by the National Health Foundation (Fundação Nacional de Saúde), or NHF, the Brazilian Association of Technical Rules (Associação Brasileira de Normas Técnicas), or the ABNT, and the American Water Works Association, or the AWWA, to eliminate toxic substances that are harmful to human health.  From time to time, we face problems with the proliferation of algae, which may cause an unpleasant taste and odor in the water.  In order to mitigate this problem, we work on:  (i) fighting algae growth at the water source and (ii) using advanced treatment processes at the water treatment facilities, which involve the use of powdered activated carbon and oxidation by potassium permanganate.  The algae growth creates significant additional costs for water treatment because of the higher volumes of chemicals used to treat the water.  In 2011, we did not detect significant algae growth.

We participate in the New Life Program which includes a Water Source Program (Programa Mananciais), together with other organizations engaged in the promotion of urban development and social inclusion to mitigate the pollution problem in the São Paulo metropolitan region.  In addition, we also participate in the Clean Stream Program to clean up important streams in city of São Paulo.  Other initiatives also aimed at improving the water quality in our water sources located in the metropolitan region of São Paulo are Guarapiranga and Pró-Conexão.  See “—Capital Expenditure Program—Main Projects of Our Capital Expenditure Program—Metropolitan System Investment Program—New Life Program and Clean Stream Program.”

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

Sewage Operations

We are responsible for the collection and removal of sewage through our sewage systems and for its subsequent disposal with or without prior treatment.  As of December 31, 2011, we collected approximately 86% of all the sewage produced in the municipalities in which we operate in the São Paulo metropolitan region.  In addition, during the year ended December 31, 2011, we collected approximately 71% of all the sewage produced in the municipalities in which we operate in the Regional systems.  During 2011 we accounted for approximately 82% of all the sewage produced in the municipalities in which we operated in the State of São Paulo.  We installed 184,900, 233,500 and 246,400 new sewage connections in 2009, 2010 and 2011, respectively.

Sewage System

The purpose of our sewage system is to collect and treat sewage and to adequately dispose of the treated sewage.  As of December 31, 2011, we were responsible for the operation and maintenance of 45,073 kilometers of sewage lines, of which approximately 23,645 kilometers are located in the São Paulo metropolitan region and 21,428 kilometers are located in the Regional systems, respectively.

The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated.

	As of December 31,
	2009	2010	2011

Sewage lines (in kilometers)	42,895	44,287	45,073
Sewage connections (in thousands)	5,520	5,718	5,921

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

Unlike the São Paulo metropolitan region, the countryside region does not generally suffer obstructions caused by sewage system overload.  The coastal region, however, experiences obstructions in its sewage lines primarily due to infiltration of sand, especially during the rainy season in the summer months.  In addition, the sewage coverage ratio in the coastal region is significantly lower than in the other regions served by us, with approximately 99% of all residences in the coastal region currently connected to our sewage network as of December 31, 2011.

New sewage connections are made on substantially the same basis as connections to water lines:  we assume the cost of installation for the first 20 meters of sewage lines from the sewage network to all customers’ sewage connections and the customer is responsible for the remaining costs.

The following table sets forth projected new sewage connections for the periods indicated.

	2012	2013	2014	2015	2016	2017	2018	2019	2012-2019

São Paulo metropolitan region	99	102	117	126	145	144	148	81	962
Regional systems	106	105	114	101	104	118	118	113	879
Total	205	207	231	227	249	262	266	194	1,841

Sewage Treatment and Disposal

In 2011, approximately 86% and 75% of the sewage we collected in the São Paulo metropolitan region and the Regional systems, respectively, or 82% of the sewage we collected in the State of São Paulo, was treated at our treatment facilities and afterwards discharged into receiving water bodies such as inland waters and the Atlantic Ocean, in accordance with applicable legislation.  Our sewage treatment facilities have a limited capacity.  Flows in excess of this capacity are discharged directly, untreated, to inland waters and the Atlantic Ocean.  We currently operate 481 sewage treatment facilities and nine ocean outfalls.

We operate 490 activated sewage treatment facilities, of which the five largest, located in the São Paulo metropolitan region, have treatment capacity of approximately 18 cubic meters of sewage per second.

Sewage treatment in the Regional systems will vary according to the particularities of each area.  In the countryside region, treatment consists largely of stabilization ponds where the organic matter is treated and discharged to receiving waters.  There are 392 secondary treatment facilities in the countryside region that have treatment capacity of approximately 13.0 cubic meters of sewage per second.

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

Sludge removed from the primary and secondary treatment processes typically contains water and a very small proportion of solids.  We use filter presses, belt presses and centrifugation machines to abstract the water from the sludge.  In 2011, we produced 46,450 tons of sludge-dry base, of which 45,595 tons were discharged into landfills.  The remaining portion of the sludge-dry base was used as fertilizer in forest and agriculture projects, fuel development and concrete manufacturing.

Sludge disposal must comply with State and Federal law requirements, such as Resolution No. 375 of August 29, 2006 of the CONAMA, Federal Law No. 12,305/2010, Federal Decree No. 7,404/2010, State Law No. 12,300/2006 and State Decree No. 54,645/2009.

Principal Markets in Which We Operate

As of December 31, 2011, we operated water and sewage systems in 363 of the 645 municipalities in the State of São Paulo.  In addition, we currently supply water on a wholesale basis to six municipalities located in the São Paulo metropolitan region and the municipality of Sumaré with an urban population of approximately 3.7 million.

The following table provides a breakdown of gross revenues from water supply and sewage services by geographic market for the periods indicated.

	Year ended December 31,
	2009	2010	2011
	(in millions of R$)
São Paulo metropolitan region	5,280.8	5,699.6	6,144.7
Regional systems	1,764.6	1,956.3	2,165.4
Total	7,045.4	7,655.9	8,310.1

The following table provides a breakdown of gross revenues from water supply and sewage services by category of activity for the periods indicated.

	Year ended December 31,
	2009	2010	2011
	(in millions of R$)
Water supply	4,104.3	4,427.4	4,610.2
Sewage services	3,131.9	3,398.7	3,699.9
Adjustment to IFRS – revenue recognition (wholesale)	(190.8)	(170.2)	-
Total	7,045.4	7,655.9	8,310.1

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

In recent years, we have also experienced an increasing level of competition in the market of water supply to large customers.  Several large industrial customers located in municipalities served by us use their own wells to supply themselves with water.  In addition, competition for the disposal of non-residential, commercial and industrial sludge in the São Paulo metropolitan region has increased in recent years as private companies offer stand-alone solutions inside the facilities of their customers.  We have also established new tariff schedules for commercial and industrial customers in order to assist us in retaining these customers. For this group of customers, we have a special authorization from ARSESP to establish different tariff than the ones that agency establishes for regular consumers.

Billing Procedures

The procedure for billing and payment of our water and sewage services is basically the same for all customer categories.  Water and sewage bills are based upon water usage determined by monthly water meter readings.  Larger customers, however, have their meters read every 15 days to avoid non-physical losses resulting from faulty water meters.  Sewage billing is included as part of the water bill and is based on the water meter reading.

The most part of the bills for water and sewage services are delivered to our customers in person, mainly through one of our employees or through independent contractors who are also responsible for reading water meters.  The remainder, by judicial determination, is sent by mail.  Water and sewage bills can be paid at some banks and other locations in the State of São Paulo.  These funds are paid over to us after deducting average banking fees ranging from R$0.29 to R$1.15 per transaction for collection and remittance of these payments.

Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine.  We generally charge a penalty fee and interest on late bill payments.  In 2009, 2010 and 2011, we received payment of 94.7%, 95.5% and 94.8%, respectively, of the amount billed to our retail customers, and 93.9%, 95.5% and 94.7%, respectively, of the amount billed to those customers other than State entities, within 30 days after the due date.  In 2009, 2010 and 2011, we received 110.1%, 97.1% and 96.0%, respectively, of the amount billed to the State entities.  Amounts in excess of 100.0% reflect our recovery of amounts billed in prior years.  With respect to wholesale supply, in 2009, 2010 and 2011, we received payment of 68.7%, 58.3% and 54.7%, respectively, of the amount billed within 30 days.

We monitor water meter readings by use of hand-held computers and transmitters.  The system allows the meter reader to input the gauge levels on the meters into the computer and automatically print the bill for the customer.  The hand-held computer tracks water consumption usage at each metered location and prepares bills based on actual meter readings.  Part of the water meter monitoring for billing purposes is carried out by our own personnel, trained and supervised by us and part of it is carried out by third-party contractors that employ and train their own personnel whose training we supervise.

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

With the publication of the Basic Sanitation Law, the regulation of basic sanitation services, including tariff regulation, became the responsibility of an independent regulator. To exercise this assignment, the State of São Paulo created the ARSESP, which regulates and supervises the services we provide to the State and also within the municipalities that have agreed to its jurisdiction through a cooperation agreement entered into by that municipality.

In regards to municipalities that have not explicitly selected the ARSESP as their regulator, the Basic Sanitation Law admits the possibility of that municipality creating other regulatory agencies of their own.  In 2007, the municipality of Lins decided to create its own regulatory authority, although having revised this decision in 2010, transferring to ARSESP the regulation of the water activities performed in Lins, including for the setting of tariffs. The municipality of Lins has reserved, however, the power to ultimately approve the tariff set by the ARSESP. In 2011, the municipalities in which the hydrographic basins of the rivers Piracicaba, Capivari and Jundiaí are located have created a consortium for regulation and supervision of our activities in that area. See " Government Regulation—Tariff Regulation in the State of São Paulo " for additional information.

As of the date of this annual report, the ARSESP applied the adjustment formula for our tariffs that we established on August 29, 2003. This adjustment was developed to better reflect changes in our cost structure.  According to this formula, the cost components of the Tariffs Adjustment Index, or IRT, are separated into two parts (“Part A” and “Part B”), where “Part A” encompasses all costs related to energy, water and sewage treatment materials; federal, state and local taxes; and financial compensation due to use of water resources.  “Part B” encompasses all other costs and expenses.  “Part B” relates to the difference between the gross operating revenue and the value of “Part A” for the same period.  The adjustment of “Part A” is based on the effective cost variation observed in its components during the preceding 12-month period.  “Part B” is adjusted by the IPCA index.  The adjustment to the formula used by the ARSESP replaced the variable gross operating revenue for the variable cost of reference.

In September 2008, we adjusted our tariffs by 5.10% pursuant to the ARSESP’s authorization.  In August 2009, the ARSESP approved a 4.43% adjustment for our water and sewage tariffs, starting on September 11, 2009.  In August 2010, the ARSESP approved a 4.05% adjustment for our water and sewage tariffs, starting on September 11, 2010.  In 2011, we readjusted our prices in 6.83%, starting on September 11, 2011.  This adjustment was valid for all municipalities served by us, except for the municipalities of São Bernardo do Campo, Lins and Magda, which have different rules and readjustment dates.  The tariffs in the municipality of São Bernardo do Campo are adjusted pursuant a different methodology due to the difference between the tariffs charged in that municipality when we assumed the service and the tariffs we were charging in other metropolitan municipalities we serve.  The adjustments in São Bernardo do Campo are set so that in September 2012 the tariff charged in this municipality and the tariff charged in the other municipalities of the region will be the same.  With respect to the municipality of Lins, our tariff is adjusted in January according to the variation of the IPCA for the last twelve-month period ended November 30.  In regards to Magda, adjustments are expected to be made by 2015.

Until the new tariff structure we propose is approved by the ARSESP, we will continue to use our current tariff structure.  As such, we currently divide tariffs into two categories:  residential and non-residential.  The residential category is subdivided into standard residential, residential social and favela (shantytowns).  The residential social tariffs apply to residences of low-income families, residences of persons unemployed for up to 12 months and collective living residences.  The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure.  The latter two sub-categories were instituted to assist lower-income customers by providing lower tariffs for consumption.  The non-residential category consists of:  (i) commercial, industrial and public customers; (ii) “not-for-profit” entities that pay 50.0% of the prevailing non-residential tariff;  (iii) government entities that have entered into a water loss reduction agreement with us and pay 75.0% of the prevailing non-residential tariff; and (iv) public entities that have entered into program agreements, for municipalities with a population of up to 30,000 and with half or more classified according to their degree of social vulnerability by the Social Vulnerability Index of São Paulo (Índice Paulista de Vulnerabilidade Social), or IPVS, 5 and 6, of the SEADE, obtained through the analysis of the 2000 Census figures, and start to receive tariff benefits, in accordance with our normative ruling, for the category of public use, at the municipality level.  The tariffs are equal to those offered to the commercial/entity of social assistance and that corresponds to 50.0% of the public tariffs without contractual provisions referred to in item (iv) above.

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

	As of December 31,
Customer Category Consumption	2009(2)	2010(3)	2011(4)
Residential
Standard Residential:
0-10(1)	1.36	1.42	1.52
11-20	2.13	1.22	2.37
21-50	5.32	5.54	5.92
Above 50	5.86	6.10	6.52
Social:
0-10(1)	0.46	0.48	0.51
11-20	0.80	0.83	0.89
21-30	2.82	2.93	3.13
31-50	4.03	4.19	4.48
Above 50	4.45	4.63	4.95
Favela (shantytown):
0-10(1)	0.35	0.37	0.39
11-20	0.40	0.42	0.45
21-30	1.33	1.38	1.47
31-50	4.03	4.19	4.48
Above 50	4.45	4.63	4.95

Non‑Residential
Commercial/Industrial/Governmental:
0-10(1)	2.74	2.85	3.04
11-20	5.32	5.54	5.92
21-50	10.21	10.62	11.35
Above 50	10.63	11.06	11.82
Social Welfare Entities:
0-10(1)	1.37	1.42	1.52
11-20	2.67	2.78	2.97
21-50	5.13	5.34	5.70
Above 50	5.31	5.53	5.91
Government entities that employ the Rational Use of the Water Program (Programa de Uso Racional da Água), or PURA, with reduction agreement:
0-10(1)	2.05	2.14	2.28
11-20	3.99	4.15	4.43
21-50	7.67	7.98	8.53
Above 50	7.97	8.29	8.86

(1)     The minimum volume charged is for ten cubic meters per month.

(2)     From September 11, 2009 to September 10, 2010.

(3)     From September 11, 2010 to September 10, 2011.

(4)     Since September 11, 2011.

Both in 2010 and 2011, the average tariff calculated for the Regional systems was approximately 30% below the average tariff of the São Paulo metropolitan region.

Regarding the new tariff structure that ARSESP aims to implement, since 2008 it has been developing new concepts that might be included in the tariff structure and adjustment formula but it has so far regulated our tariff structure and adjustments according to the same structure and adjustment formula that we ordinarily follow.

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

 In March 2011, the ARSESP published the tariff review schedule and opened a public hearing for the proposed methodology for the calculation of the weighted average cost of capital (WACC).  In May 2011, the ARSESP released a regulatory post-tax weighted average cost of capital of 8.06%. In October 2011, we presented to the ARSESP a detailed business plan that disclosed requested information regarding our income, expenses and capital expenditures, so that the ARSESP could set an adjustment formula for our tariffs. In January 2012, the ARSESP commenced a public consultation regarding our methodology for tariff revisions. The public consultation aims to: (i) set the initial framework for periodic tariff revisions for all municipalities we serve that are under the supervision of the ARSESP; (ii) discuss the criteria adopted to determine the cost of services, the tariff framework and the subsidies policy, among other issues; (iii) create a methodology, standards and procedures for future revisions and adjustments; and (iv) ensure the broad involvement of municipalities, concessionaires, consumers, investors and others.

In 2010, the ARSESP defined the rules to evaluate our asset base (Rule No. 156/2010). By August We have hired companies to conduct such an evaluation using this methodology and by August 2012, we will present to the ARSESP the evaluation of our asset base according to reposition cost and weighted by the respective usage ratio in accordance with ARSESP Rule No. 156/2010, on which our regulatory remuneration will be based.  We will also present ARSESP with a detailed business plan that will serve as a basis for the final tariff methodology process to be released by the ARSESP in the near future.  In September 2012, we expect to receive the ARSESP’s preliminary average tariff proposal and the applicable efficiency gains factor that we will be required to include in the tariff structure proposal that the ARSESP will then request from us. By October 2012, we expect to be able to propose such tariff structure, and our preliminary average tariff, efficiency gains factor and tariff structure will then be submitted for public hearing. The ARSESP estimates that a final public hearing at which our preliminary average tariff, efficiency gains factor and tariff structure will be subjected to public scrutiny will be scheduled by November 2012. The aforementioned schedule may, however, suffer alterations or be subject to delays.

Marketing Channels

As of December 31, 2011, we were the concessionaire for the provision of water supply and collection, treatment and disposal of sewage services directly to end consumers for 363 municipalities of the State of São Paulo.  We also supply water on a wholesale basis to six municipalities located in the São Paulo metropolitan region and the municipality of Sumaré.  It is the responsibility of these municipalities to then distribute the water to end consumers.  We provide sewage services to five of these municipalities.  Because of our distribution infrastructure, end consumers to whom we offer water services on a wholesale basis cannot alternatively acquire such services directly from us.  For more information on service concessions, see “4.B. Business Overview—Wholesale Operations.”

Energy Consumption

Energy is essential to our operations, and as a result we are one of the largest users of energy in the State of São Paulo.  In the year ended December 31, 2011, we used 1.76% of the total energy consumption in the State of São Paulo.  To date, we have not experienced any major disruptions in energy supply.  Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of operations or prospects.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to risks associated with the provision of water and sewage services.”

Energy prices have a significant impact on our results of operations.  An average increase in energy prices of 17.6% in 2003 negatively affected our results of operations in 2004.  In 2011, 44% of our total energy consumption occurred within the “free market”, where we can more efficiently negotiate the supply of energy.  This energy was provided by Companhia Energética São Paulo, or CESP, pursuant to a long-term contract expiring in October 2012. AES Tiête (39%) and Tractebel Energia S.A. (61%) have already been hired to provide these services for the remainder of 2012 and until 2015.

Insurance

We maintain insurance covering, among other things, fire or other damage to our property, office buildings and third-party liability.  We also maintain insurance coverage for directors’ and officers’ liability (D&O insurance).  We currently obtain our insurance policies by means of public bids involving major Brazilian and international insurance companies that operate in Brazil.  As of December 31, 2011, we had paid a total aggregate amount of R$9.3 million in premiums, covering R$2.1 million on assets, third-party liabilities and D&O insurance.  We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption of our activities.  In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages.  We believe that we maintain insurance at levels customary in Brazil for our type of business.

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

We have the following environmental management programs:

▪	execution of a Environmental Management System, or EMS, and acquisition of ISO 14001 certification to our sewage and water treatment facilities. We received the certifications for 50 sewage treatment facilities, including those located in the São Paulo metropolitan, countryside and coastal regions. 65 of our water treatment facilities and sewage treatment facilities have implemented the EMS, and we expect to extend it progressively to our remaining installations;

▪	participation in the Carbon Disclosure Project (CDP) and adherence to the Carbon Disclosure Project CDP Supply Chain;

▪	conception and formation of the Corporate Management of Greenhouse Gas Program (Programa Corporativo de Gestão de Emissões de Gases de Efeito Estufa);

▪	the monitoring and controlling compliance with conduct adjustment terms and judicial agreements relating to the environment;

▪	formation and implementation of a corporate program for maintenance and regularization of environmental licenses and of granting water usage rights;

▪	the implementation of the Environmental Education Program (PEA SABESP), including over one hundred environmental education actions and projects involving the community and other stakeholders ;

▪	our institutional representation in the State and National Systems of Water Resources Management, including training of company representatives to participate in councils of the National and State Systems for the Management of Water Resources (Sistemas Nacional e Estadual de Gerenciamento de Recursos Hídricos), training of the representatives for participation in the process of establishing criteria for the charging of water usage, monitoring of water basin plans (Planos das Bacias), water bodies classification programs and the establishment or review of specific legislation on the matter;

▪	the structuring of educational activities related to analyzing, managing, and communicating environmental risks;

▪	implementation of the SABESP 3-Rs Program (Programa SABESP 3Rs) for the reduction, re-use and recycling of waste of administrative activities, a program involving the two largest administrative areas of our Company with plans to include all other administrative areas.

In addition to corporate environmental management initiatives, since 2008 we launched several projects to benefit the environment by engaging the community and third parties with non-governmental organizations, including:

▪       Oil Recycling Program (Programa de Reciclagem de Óleo de Fritura), or PROL;

▪       One million Trees in Cantareira (Programa “Um Milhão de Árvores no Cantareira”);

▪       Green Hug (Abraço Verde);

▪       Community Gardens (Hortas Comunitárias);

▪       Program of Lectures on Environmental Management (Ciclos de Conferências de Gestão Ambiental);

▪       Supporters of Sustainability (Audiências de Sustentabilidade);

▪       ‘Nossa Guarapiranga’ Project (Programa Nossa Guarapiranga);

▪       Water park in Campos do Jordão (Parque Lagoinha);

▪       Environmental Support Actions (ecomobilizações);

▪       First Green Building (Primeiro Predio Verde Certificado);

▪       Recycling programs;

▪       Radio Program ‘My Environment’ (Meu Ambiente);

▪       Partnership with Abrafati in the a project for the cleaning of green areas (Pintou Limpeza);

▪       Green Post (Ecoposto Sabesp);

▪       Maintaining of environmentally protected areas;

▪       Green Life Program (Programa Verde Vida);

▪       Plant a Tree, a Child Is Born (Nasce uma Criança Plante uma Árvore);

▪       Sustainable purchasing policy;

▪       Reuse of scrap material from construction;

▪       Support and sponsoring to environmentally important projects and initiatives;

▪       Cyan Bank (Banco Cyan) program for the reduction of water consumption.

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

We have begun significant initiatives, such as the corporate program for water loss reduction and the implementation of small hydroelectric power plants, to reduce GHG emissions during the coming years.  We recently launched the Aquapolo project, the fifth largest project in the world to use reclaimed water production for industrial purposes, which uses treated sewage as input.  This project, capable of producing 1,000 liters per second (Ps) of reclaimed water, will increase the supply of treated water for the São Paulo metropolitan region and may potentially reduce GHG emissions.  Our investments in the Aquapolo project amounted to approximately R$252 million.  We created our inventory of GHG emissions for the year 2008 and are verifying our inventories for the years 2009 and 2010. Moreover, we are developing a management program for GHG emissions.  The program includes studies of impacts and risks related to climate change and the study of potential scenarios based on our emissions of GHG.

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

Carbon Disclosure Project

▪	Carbon Disclosure Project Investors. We participate in the Carbon Disclosure Project – CDP, a global initiative focused on the financial risks related to climate change. Through this project, main international institutional investors ask the world’s largest companies to demonstrate that they are managing carbon effectively. We have received and responded the project’s questionnaires since 2006. The companies that opt to have their answers disclosed to the public, such as our case, have their answers published in an international website of public interest. The questionnaire asks mainly questions related to the aspects of climate change and corporate governance, the physical, financial and regulatory effects of climate change, and opportunities that affect or could positively or negatively affect us.

▪

Carbon Disclosure Project Supply Chain.  On December 2010, we adhered to the Carbon Disclosure Project – CDP Supply Chain 2011.  The project seeks to encourage the adoption of a standard methodology by our main suppliers of goods and services to measure risks related to climate change and GHG emissions. We have invited 97 of our main suppliers of goods and services to join the CDP Supply Chain, from which 20% have joined the project.

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

Government Regulation

Basic sanitation services in Brazil are subject to an extensive federal, state and local legislation and regulation that, among other matters, regulates:

▪	the granting of concessions to provide water and sewage services;

▪	the development of public private partnerships;

▪	the need of a public bidding process for the appointment of private water and sewage services providers;

▪	the need of setting up an agreement for the appointment of public water and sewage services providers;

▪	the joint management of public services through cooperation, allowing for a program agreement without the need for a public bidding process for the service provider, subject to the condition that the planning, execution and monitoring activities are not executed by the service provider;

▪	minimum requirements for water and sewage services;

▪	water usage;

▪	water quality and environmental protection; and

▪	governmental restrictions on the incurrence of indebtedness applicable to state-controlled companies.

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

On December 16, 1996, the governor of the State of São Paulo issued a decree which approved the existing tariff system and allowed us to continue to set our own tariffs.  We used to set our tariffs based on the general objectives of maintaining our financial condition and preserving “social equality” in terms of the provision of water and sewage services to the population while providing a return on investment.  The governor’s decree also directs us to apply the following criteria in determining our tariffs:

▪       category of use;

▪       capacity of the water meter;

▪       characteristics of consumption;

▪       volume consumed;

▪       fixed and floating costs;

▪       seasonal variations of consumption; and

▪       social and economic conditions of residential customers.

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

Before the enactment of the Basic Sanitation Law in 2007, we were subject to a federal law which limited the return on assets for water and sewage services to 12.0% per annum.  Return on our assets was calculated using operating income (before financial and certain other expenses) measured against our operational assets (property, plant and equipment and certain other assets), based on our financial statements prepared in accordance with the accounting practices adopted in Brazil, or Brazilian GAAP.  The Basic Sanitation Law revoked this law and extinguished this rule.  Pursuant to the Basic Sanitation Law, tariff regulation is to be performed by an independent regulatory entity.  Municipalities can either create their own regulatory agency or delegate tariff regulation to the ARSESP.  With respect to the criteria to calculate the return on assets, on July 30, 2010, the ARSESP adopted a new methodology for the calculation of return on assets, which uses the replacement cost of the assets (assuming replacement with new assets) as a basis for the calculation.  Although the ARSESP has proceeded with public consultations on tariff methodology and has indicated that it will implement the new methodology by 2012, we cannot assure you when the new rules will be enacted.  Meanwhile, the ARSESP has not altered the tariff formula and has continued to apply the same methodology as in prior years.

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

 In March 2011, the ARSESP published the tariff review schedule and opened a public hearing for the proposed methodology for the calculation of the weighted average cost of capital (WACC).  In May 2011, the ARSESP released a regulatory post-tax weighted average cost of capital of 8.06%. In October 2011, we presented to the ARSESP a detailed business plan that disclosed requested information regarding our income, expenses and capital expenditures, so that the ARSESP could set an adjustment formula for our tariffs.

 In January 2012, the ARSESP commenced a public consultation regarding our methodology for tariff revisions. The public consultation aims to: (i) set the initial framework for periodic tariff revisions for all municipalities we serve that are under the supervision of the ARSESP; (ii) discuss the criteria adopted to determine the cost of services, the tariff framework and the subsidies policy, among other issues; (iii) create a methodology, standards and procedures for future revisions and adjustments; and (iv) ensure the broad involvement of municipalities, concessionaires, consumers, investors and others.

In 2010, the ARSESP defined the rules to evaluate our asset base (Rule No. 156/2010). We have hired companies to conduct such an evaluation using this methodology and by August 2012, we will present to the ARSESP the evaluation of our asset base according to reposition cost and weighted by the respective usage ratio in accordance with ARSESP Rule No. 156/2010, on which our regulatory remuneration will be based.  We will also present ARSESP with a detailed business plan that will serve as a basis for the final tariff methodology process to be released by the ARSESP in the near future.  In September 2012, we expect to receive the ARSESP’s preliminary average tariff proposal and the applicable efficiency gains factor that we will be required to include in the tariff structure proposal that the ARSESP will then request from us. By October 2012, we expect to be able to propose such tariff structure, and our preliminary average tariff, efficiency gains factor and tariff structure will then be submitted for public hearing. The ARSESP estimates that a final public hearing at which our preliminary average tariff, efficiency gains factor and tariff structure will be subjected to public scrutiny will be scheduled by November 2012. The aforementioned schedule may, however, suffer alterations or be subject to delays. We cannot anticipate the additional changes that the ARSESP will implement on our tariff structure and adjustment formula or the effects that these changes will have on us.  If the changes are unfavorable to us, they could materially and adversely affect us.

Furthermore, since Law No. 11,445 permits municipalities to create their own regulatory agencies rather than being subjected to overview by the ARSESP, a number of municipalities created their own regulatory agencies. The municipality of Lins, which had decided in 2007 to create its own regulatory authority, revised this decision in 2010 and transferred the regulation of the water activities performed in Lins, including the setting of tariffs to the ARSESP. Lins has retained, however, the power to ultimately approve the tariff set by the ARSESP. The municipalities of São Bernardo do Campo and Magda retained the power to readjust the tariffs applied therein. Additionally, the municipalities in which the hydrographic basins of the rivers Piracicaba, Capivari and Jundiaí are located have created a consortium for regulation and supervision of our activities in that area. As this entity has recently been created, we cannot predict how it may implement regulatory changes that may affect our activities. If other municipalities create new agencies, we will be subject to their regulation, supervision and limitations to our services.  See “Risk Factors—Risks Relating to Our Business—We cannot anticipate the effects that further developments of the Basic Sanitation Law and its interpretation will have on the basic sanitation industry in Brazil and on us”.

Consumer Relations in the State of São Paulo

Pursuant to the Basic Sanitation Law, in 2009, the ARSESP enacted certain rules establishing (i) the general conditions for the services we render, (ii) the communication process for any failure in our services; (iii) penalties for deficiencies in the provision of basic sanitation services; and (iv) procedures for confidential treatment of our clients’ private information.  We are currently evaluating the enforceability and legality of some of these rules.  Implementation of these rules started during 2011 and is expected to continue for the next few years.  The implementation of these rules will impact our commercial and operations processes and may adversely affect us as described below and in other ways we cannot currently predict.

In particular, regarding changes to the general conditions for our services, in 2011 the ARSESP altered the standard contract that we are required to use in our relationships with retail costumers. The ARSESP changed the rule regarding the collection of water and sewage tariff, requiring that collection be directed to the consumer of our services, rather than to the owner of the served property, as used to be the case. We estimate that this change will affect ongoing legal disputes, particularly those regarding collection procedures, as well as business discussions in general. However, we are not currently able to predict the impact of this change on our business, as the change is still being implemented.

Regarding changes to the communication process for the reporting of failures, the ARSESP has modified the rules and standards for supervision and reporting of incidents.  We have implemented these requested changes. Currently. part of the reporting of incidents occurs online, through the Incident Reporting System (“Sistema de Comunicação de Incidentes”) established by the ARSESP, implementing more transparency and control in our operations.

We are attentive to these regulatory changes, have been working toward meeting the ARSESP’s requirements and recommendations, and have presented technical, legal and factual reasons for any conduct  that the ARSESP may find irregular.  As a result we are subject to few regulatory infractions and to limited fines. See “Risk Factors—Risks Relating to Our Business—We cannot anticipate the effects that further developments of the Basic Sanitation Law and its interpretation will have on the basic sanitation industry in Brazil and on us”.

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

The Federal Concessions Law No. 8,987/1995 and the State Concessions Law No. 7,835/1992 require that the granting of a concession by the government be preceded by a public bidding process.  However, the Federal Public Bidding Law No. 8,666/1993, which establishes the rules for the public bidding process, provides that a public bidding process can be waived under certain circumstances, including in the case of services to be provided by a public entity created for such specific purpose on a date prior to the effectiveness of this law, provided that the contracted price is compatible with what is practiced in the market.  Furthermore, a provision of the Federal Public Bidding Law, as amended by the Public Consortia and Cooperation Agreement Law, provides that the program contracted can be executed with waiver of a public bidding process.

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

On June 18, 2009, Municipal Law No. 14,934/2009 was enacted and this law revoked Law No. 13,670/2003, which had originally created the discussion on whether the State or the Municipality was the one with the powers to grant and monitor formal concessions for water and sewage services in the city of São Paulo. Although the new law authorized the city of São Paulo to enter into an agreement with us, because the issue of authority between the State or municipal government remain under judicial review, on June 23, 2010, we entered into a formal agreement with both the State and the city of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30-year period, which may be extended for an additional 30-year period.

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

On January 13, 2006, the Governor of the State of São Paulo enacted State Decree No. 50,470, amended by State Decrees No. 52,020, dated July 30, 2007, and No. 53,192, dated July 1, 2008, which provide for the rendering of water and sewage services in the State of São Paulo.  According to these decrees, we may enter into agreements with municipalities in connection with the provision of water and sewage services by means of the so-called “program agreement without a public bidding process”.  In addition, these decrees establish that we will continue to render services in the areas covered by the concession granted by the State.

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

The ARSESP regulates the basic sanitation services that belong to the State, relating to the federal and municipal jurisdictions and prerogatives, and is responsible for:

▪	the compliance with and enforcement of state and federal basic sanitation legislation;

▪	the publication of the organizational platform for the services, indicating the types of services provided by the State, as well as the equipment and facilities that compose the system;

▪	the acceptance, where applicable, of the legal attributions of the jurisdictional authority;

▪	the establishment, in accordance with the tariff guidelines defined by Decree No. 41,446/96, of tariffs and other methods that provide compensation for our services, adjustment and review of such tariffs and methods to ensure the financial-economic balance of services and low-cost tariffs through mechanisms that increase service efficiency and lead to the distribution of productivity gains to society; and

▪	the approval, oversight and regulation (including tariff issues) of the sewage treatment and wholesale water supply agreements entered into between the state supplier and other suppliers, pursuant to Article 12 of the Basic Sanitation Law.

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

In connection with the scope of our services, Supplementary Law No. 1,025/2007 expanded the range of services that we can render, with the inclusion of urban rainwater drainage and management, urban cleaning and solid waste management, as well as the operation of power generation, storage, conservation and sales activities, for our own or third-party use.

In addition, the rules simplified the process for the expansion of our business in Brazil and abroad, authorizing us:

▪	to participate in the controlling block or the capital of other companies;

▪	to create subsidiaries, which may become majority or minority shareholders in other companies; and

▪	to establish partnerships with national or foreign companies, including other state or municipal basic sanitation companies in order to expand our activities, share technology and expand investments related to basic sanitation services.

Public-Private Partnerships

The PPP is a form of agreement with the public administration used for the concession of services to private enterprises, as well as for construction works coupled with the provision of services.  PPPs are regulated by the State of São Paulo through Law No. 11,688, which was enacted on May 19, 2004.  PPPs may be used for:  (i) implantation, expansion, improvement, reform, maintenance, or management of public infrastructure; (ii) provision of public services; and (iii) exploitation of public assets and non-material rights belonging to the State.

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

The invitation to bid is binding on the granting authority.  Bidders may submit their proposals either individually or in consortia, as provided for in the invitation to bid.  After receiving proposals, the granting authority will evaluate each proposal according to the following criteria, which must have been set forth in the invitation to bid:

▪	the technical quality of the proposal;

▪	lowest cost or lowest public service tariff offered;

▪	a combination of the criteria above; or

▪	the largest amount offered in consideration for the concession.

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

Water Usage

State law establishes the basic principles governing the use of water resources in the State of São Paulo in accordance with the State constitution.  These principles include:

▪	rational utilization of water resources, ensuring that its primary use is to supply water to the population;

▪	optimizing the economic and social benefits resulting from the use of water resources;

▪	protection of water resources against actions which could compromise current and future use;

▪	defense against critical hydrological events which could cause risk to the health and safety of the population or economic and social losses;

▪	development of hydro-transportation for economic benefit;

▪	development of permanent programs of conservation and protection of underground water against pollution and excessive exploitation; and

▪	prevention of soil erosion in urban and rural areas, with a view to protecting against physical pollution and silting of water resources.

Under State law, implementation of any project that involves the use of surface or underground water requires prior authorization or licensing from the competent government authority.  In order to implement these principles, authorizations granting a right of use are required from the relevant public authority for water usage (whether for collection, release of effluents or otherwise), modification of the regime and modification of the quality or the quantity of the existing water.  In the case of rivers under the federal government’s domain (rivers crossing more than one state), ANA is the public authority which grants the authorization.  With respect to the rivers under a state’s domain, the applicable state authority has jurisdiction to grant the right of use.  In the State of São Paulo, DAEE is the public authority responsible for granting such authorizations.  DAEE has, as its objectives, establishing (i) a policy for the use of water resources with a view to developing the water business of the State, and (ii) plans, studies and projects related to the use of water resources, directly or by means of agreements with third parties.

Our main operating units have been granted water usage rights; however, we also have several operating units where water grants are not fully in place.  To help obtain the remaining water grants, we have established a corporate program for the legalization and maintenance of grants.

In July 2000, ANA was established to develop the National System for Water Resources Management.  According to existing law, the hydrographic basins committees are authorized to charge users, such as us, for the abstraction of water from, or dumping of sewage into, water bodies controlled by these agencies.  Since 2003 and as of December 31, 2011, we have paid R$93.3 million to ANA and the State Secretariat for the Environment (Secretaria do Estado do Meio Ambiente), and these agencies have used these amounts to pay for expenses related to the National and the State Systems for the Management of Water Resources (Sistema Nacional e Sistema Estadual de Gerenciamento de Recursos Hídricos) and principally to sponsor studies, programs, projects and constructions provided for in the Water Basin Plan (Plano de Bacia).  Resources for these projects may be loaned or provided to governmental agencies and corporations, including us, for use in projects related to the conservation and recovery of water resources.

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

Water Quality

Administrative Rule No. 2,914/2011, issued by the Ministry of Health of the federal government, provides the standards for potable water for human consumption in Brazil.  This rule is similar to the U.S. Safe Drinking Water Act and the regulations enacted by the U.S. Environmental Protection Agency, which establishes rules for sampling and limits related to substances that are potentially hazardous to human health.

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

The control and environmental planning instruments are defined by several legal instruments, such as State Law No. 997/1976, which regulates the environmental pollution control; the CONAMA Resolution No. 05/1988, which requires licensing of sanitation projects that cause significant alterations to the environment; the CONAMA Resolution No. 237/1997, which regulates (i) environmental licenses, (ii) the federal, state and local jurisdiction over environmental issues, (iii) the list of activities subject to licensing; and (iv) environmental impact studies and reports; State Decree No. 47,400/2002 and related articles from State Law No. 9,509/1997 regarding environmental licensing; and State Decree No. 8,468/76, the CONAMA Resolution No. 357/2005, the CONAMA Resolution No. 397/08 and the CONAMA Resolution No. 430/11 and the granting of rights for using and interfering with water resources (Portaria Departamento de Águas e Energia Elétrica 717/96).  Projects with significant environmental impact are subject to specific studies prepared by multidisciplinary teams that present a series of recommendations focused on minimizing the environmental impact.  These studies are then submitted for analysis and approval by the government authorities.  The licensing process is composed of three stages, including the following licenses:

▪	preliminary license – granted in the planning stage, approving the location and concept and attesting to the project’s environmental feasibility;

▪	installation license – authorizing the beginning of works for the installation of the project, subject to compliance with approved plans, programs and projects, including environmental control measures and other necessary technical requirements; and

▪	operation license – authorizing the operation of a unit or activity, subject to compliance with the technical requirements contained in the installation license.

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

Governmental Restrictions on Incurrence of Debt

On June 30, 1998, the CMN issued Resolution No. 2,515/98 amending certain conditions that must be observed with respect to the external credit operations (i.e., foreign currency borrowings) of states, the Federal District of Brasilia, municipalities and their respective autarquias  (agencies), foundations and non-financial companies, including us.  This resolution provides, among other things, that, with certain exceptions applicable to the importation of goods and services:

▪	the proceeds of external credit operations must be exclusively used to refinance outstanding financial obligations of the borrower, with preference given to those obligations that have a higher cost and a shorter term, and, until used for such purposes, the proceeds shall remain deposited, as directed by the Central Bank, in a pledged account; and

▪	the total amount of the contractual obligation must be subject to monthly deposits in a pledged account, equal to the total debt service obligation, including principal and interest, divided by the number of months that the obligation is to be outstanding.

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

Lending Limits of Brazilian Financial Institutions

The CMN Resolution No. 2,827 of March 30, 2001, as amended, limits the amount that Brazilian financial institutions may lend to public sector companies, such as us.  Financing of projects which are put up for international bid and any financing in reais provided to the Brazilian counterpart of such international bids are excluded from these limits.

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

C.    Organizational structure

Not applicable.

D.    Property, Plant and Equipment

Our principal property, plant and equipment comprise administrative facilities which are stated at historical costs less depreciation.  The reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water mains, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections are recorded as intangible assets (concession assets).  As of December 31, 2011, we operated through 66,389 kilometers of water pipes and mains and 45,073 kilometers of sewer lines.  As of that same date, we operated 212 water treatment facilities and 490 sewage treatment facilities, as well as 16 water quality control laboratories.

We own our headquarters building and all other major administrative buildings.  We have pledged some of our properties as collateral to the federal government in connection with a long-term financing transaction we have entered into with the IBRD that was guaranteed by the federal government.  We have also pledged part of our assets in the amount of R$249.0 million as collateral as of December 31, 2011, with respect to our indebtedness under the Special Program for Payment of Federal and Social Security Related Taxes in Installments (Programa de Parcelamento Especial para Impostos Federais e Previdenciários), or PAES program.

As of December 31, 2011, the total net book value of our property, plant and equipment and intangible assets (including concession assets) was R$20,498.1 million.

All of our material properties are located in the State of São Paulo.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements included elsewhere in this annual report.  The consolidated financial statements included elsewhere in this annual report have been prepared in compliance with IFRS as issued by the IASB.  This annual report contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors.”

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

A.    Operating and Financial Review and Prospects

Overview

As of December 31, 2011, we operated water and sewage systems in the State of São Paulo, including in the city of São Paulo, Brazil’s largest city, and in 363 municipalities in the State of São Paulo, which represented 56.3% of all municipalities in the State.  We also provided water services on a wholesale basis to six municipalities located in the São Paulo metropolitan region and to the municipality of Sumaré in which we did not operate water systems.

The São Paulo metropolitan region, which includes the city of São Paulo, is our most important service region.  With a total population of approximately 20.4 million, the São Paulo metropolitan region accounted for 75.6%, 74.5% and 73.9% of our gross revenue from sales and services in 2009, 2010 and 2011 (excluding revenues relating to the construction of concession infrastructure), respectively.  60.6% of the concession intangible assets reflected on our balance sheet as of December 31, 2011 was located in this region.  In an effort to respond to demand in the São Paulo metropolitan region and because the region represents the principal opportunity to increase our net revenue from sales and services, we have concentrated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region.  Our capital expenditure program is our most significant liquidity and capital resource requirement.

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

In order to ensure its economic and financial strength, we have been working on increasing our efficiency and productivity gains.  For this reason, we have attempted to reduce costs.  In 2009, we decreased our staff by 9.3% pursuant to an Agreement for the Adjustment of Conduct (Termo de Ajustamento de Conduta), or TAC, with the State Public Attorney’s Office (Ministério Público Estadual).  Pursuant to the TAC, we laid off retirees who were still working for us and laid off employees representing approximately 2% of our workforce.  Our results of operations for the 2009, 2010 and 2011 fiscal years were also affected by a provision for severance payments in the amount of R$146.6 million for employees who resigned in 2009, R$19.0 million for employees who resigned in 2010 and R$47.0 million for employees who resigned in 2011.

In 2011, our costs and expenses increased 15.7% compared to a decrease of 25% in our net income.  In 2011, the volume invoiced increased 3.1% compared to 2010. The other increases are mainly related to depreciation and amortization, wages, the agreement with São Paulo and credits write-off, which amount to R$216.2 million, R$405.5 million, R$166.4 million and R$112.1 million, respectively.

Effects of Tariff Increases

Our results of operations and financial condition are highly dependent upon our ability to increase tariffs for our water and sewage services.  Since the enactment of the Basic Sanitation Law in 2007, as a general rule, regulatory agencies will be responsible for setting, adjusting and reviewing tariffs, taking into consideration, among other factors, the following:

▪       political considerations arising from our status as a State-controlled company;

▪       anti‑inflation measures enacted by the federal government from time to time; and

▪       when necessary, the readjustment to maintain the original balance between each party’s obligation and economic gain (equilíbrio econômico-financeiro) under the agreement.

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

The following table sets forth, for the periods indicated, the percentage increase of our tariffs, as compared to three inflation indexes:

	Year ended December 31,
	2009	2010	2011

Increase in average tariff(1)	4.4%	4.1%	6.8%
Inflation – IPC – FIPE	3.7%	6.4%	5.8%
Inflation – IPCA	4.3%	5.9%	6.5%
Inflation – IGP-M	(1.7)%	11.3%	5.1%

__________________

(1)   Since 2007, tariff readjustments have taken effect in September, one month after the readjustment announcement.

Sources:  Central Bank, Fundação Getulio Vargas, or FGV, and Fundação Instituto de Pesquisas Econômicas.

Effects of Brazilian Economic Conditions

As a company with all of its operations in Brazil, our results of operations and financial condition are affected by general economic conditions in Brazil, particularly by exchange rate fluctuations, inflation rates and interest rate levels.  For example, the general performance of the Brazilian economy affects our cost of capital and inflation affects our costs and margins.  The Brazilian economic environment has been characterized by significant variations in economic growth rates.

General Economic Conditions

The year 2008 was characterized by the worsening of the global financial and economic crisis.  As a result, the real depreciated by 32.0% against the U.S. dollar in 2008.  Nonetheless, at December 31, 2008, Brazil had R$206.8 billion in currency reserves and a trade surplus of R$24.8 billion.  The average unemployment rate in Brazil’s principal metropolitan regions was 6.8% in 2009.  The crisis’ main effect on the Brazilian economy was a decline in expectations for economic activity in 2009 and, to a lesser extent, in 2010.  The year of 2011 was marked by the economic crises in the Euro zone.  In Brazil, there was a depreciation of 12.6% of the Brazilian real against the US dollar and Brazilian GDP increased by 2.7%.

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

In 2011, Brazilian GDP increased 2.7% in comparison with 2010.  At that same year, Brazil had US$352 billion in currency reserves and its trade surplus was US$29.8 billion.  The average unemployment rate in Brazil’s principal metropolitan regions was 6% in 2011.

Interest Rates

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

The official interest rate set by the Central Bank, the SELIC overnight rate, was 13.66% as of December 31, 2008.  In 2009, in order to boost the economy, the Central Bank reduced the official interest rate significantly, reaching 8.65% as of December 31, 2009.  In 2010, the Central Bank increased interest rates, and the official interest rate, as defined by the SELIC overnight rate target, was 10.66% as of December 31, 2010.  As of December 31, 2011, the SELIC overnight rate, was 10.91%. We have not utilized any derivative financial instruments or any hedging instruments to mitigate interest rate fluctuations. We do, however, continually monitor market interest rates in order to evaluate the possible need to refinance our debt.

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

Currency Exchange Rates

We had total foreign currency-denominated indebtedness of R$3,053.4 million as of December 31, 2011, of which R$189.4 million relates to our short-term foreign currency-denominated obligations.  In the event of significant devaluations of the real   in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency-denominated obligations would increase as measured in reais, particularly as our tariff and other revenue are based solely in reais.  In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  For example, the 32.0% devaluation of the real in 2008 increased our financial expenses and negatively affected our overall results of operations for the year.  In contrast, the 25.5% appreciation of the real against the U.S. dollar in 2009 led to a foreign exchange gain of R$528.4 million.  In 2010, the 4.3% appreciation of the real against the U.S. dollar led to a foreign exchange gain of R$66.1 million. In 2011, the 12.6% depreciation of the real against the U.S. dollar led to a foreign exchange loss of R$382.3 million.

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

The following table shows the fluctuation of the real against the U.S. dollar, the period-end exchange rates and average exchange rates as of or for the periods indicated:

	Year ended December 31,
	2009	2010	2011
Depreciation (appreciation) of the real versus U.S. dollar	(25.5)%	(4.3)%	12.6%
Period-end exchange rate – US$1.00	R$1.741	R$1.666	R$1.876
Average exchange rate – US$1.00(1)	R$1.994	R$1.759	R$1.675

______________________

(1)   Represents the average for period indicated.

Source:  Central Bank.

From time to time, we may enter into forward exchange transactions to mitigate foreign currency exposure.  In addition, we have monitored, overseen and controlled our foreign currency-denominated indebtedness, taking advantage of market opportunities to improve the profile of our indebtedness and reduce our costs.  As of December 31, 2011, we had no outstanding forward exchange transactions.

Effects of Climate Change (Drought and Intense Rainfalls)

We operate in a region of Brazil that has been prone to droughts, although historically droughts have not impacted all of our water supply systems equally.  Brazil experienced a prolonged and severe drought during 2000 and 2001. As a result, from mid-June to mid-September of 2000, we rationed water in the south of the São Paulo metropolitan region, affecting approximately 3.5 million people, or approximately 20% of the total population of this region, which reduced our total water production by approximately 8%.  From April 2001 through January 2002 and from October to December 2003, we also rationed water in certain regions of the São Paulo metropolitan region, but on a much smaller scale.  This rationing on a smaller scale caused our total water production volume to be reduced by only 0.8%.  The effects of the drought continued to affect our systems through 2004.  Due to the water usage reduction bonus program that we operated from March to September 2004, when rainfall was extremely low and our reservoirs were at correspondingly low levels, and the return to normal rainfall levels that occurred throughout 2004 and early 2005, the conditions of our reservoirs improved in 2005.  In 2006, rainfall was sufficient to enable us to maintain our reservoirs at levels reflecting the historic average.  In 2007 and 2008, rainfall exceeded the levels of previous years, increasing the volume of water held in our reservoirs and thereby providing a cushion to meet demand.  In 2009, rainfall levels were higher than the historic average and by the end of 2009, our reservoirs had a utilization rate of 87.0%, compared to a 50.0% and 41.0% utilization as of December 31, 2008 and 2007, respectively.  In 2011, rainfall levels were slightly lower than historical averages and occurred during unusual times of year.  As of December 31, 2011, our reservoirs had a utilization rate of 62.8%, compared to a 74.4% utilization as of December 31, 2010.

Critical Accounting Estimates and Assumptions

We make estimates and assumptions concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amount of our assets and liabilities within the next financial year are addressed below.

Allowance for Doubtful Accounts

We record an allowance for doubtful accounts in an amount that our management considers sufficient to cover probable losses, based on an analysis of customer accounts receivable, in accordance with the accounting policy stated in Note 2.8 to our consolidated financial statements as of and for the years ended December 31, 2009, 2010 and 2011.  Provisions for the allowance for doubtful accounts are included in selling expenses, net of recoveries.  The net charge to this allowance was R$117.4 million, R$232.5 million and R$120.4 million in 2009, 2010 and 2011, respectively.

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

Indemnities Receivable

Indemnities receivable is a long-term asset representing amounts receivable from the municipalities of Diadema and Mauá as indemnification for their unilateral termination of our water and sewage service concessions in 1995.  As of each of December 31, 2009 and 2010, this asset amounted to R$146.2 million. In 2011, the Company decided to record a provision for losses related to the amount receivable from Mauá due to the uncertainty and recognized only the amount receivable from Diadema, since there is an ongoing negotiation. The amount receivable from Diadema amounted as of December 31, 2011, to R$60.3 million.

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

Our rights to recover these amounts are being disputed by the municipalities, and no amounts have been received to date.  Based on the advice of legal counsel, we continue to believe that we have the right to receive those amounts, and we continue to monitor the status of the legal proceedings.  The ultimate amounts to be received however, if any, will most likely be subject to a final court decision.  Therefore, actual amounts received could differ from those recorded.  For more information, see Note 9 to our consolidated financial statements as of and for the years ended December 31, 2011, 2010 and 2009.

Valuation of Long-Lived Assets

As of December 31, 2011, we had property, plant and equipment and intangible assets of R$356.5 million and R$20,141.7 million, respectively.

We review long-lived assets, primarily buildings, water and sewage system assets and concession intangible assets to be held and used in our business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable.  According to IFRS, we evaluate possible impairment by determining whether projected future operating income is sufficient to absorb the depreciation or amortization of long-lived assets, within the context of the balance sheet as a whole.

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

Provision for Contingencies

As of December 31, 2011, we were party to judicial and administrative proceedings, relating to civil, environmental and tax matters, amounting to R$1,571.8 million (excluding the amount of R$120.7 million related to court deposits) with respect to which we considered the risk of loss as probable.  As of that date, proceedings with respect to which we considered the risk of loss as possible amounted to R$2,621.8 million, and those with respect to which we considered the risk of loss as remote amounted to R$19,958.3 million.

We are a party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among other types, disputes with customers and suppliers and tax, labor, civil, environmental and other proceedings. For a more detailed discussion of these legal proceedings, see Note 15 to our consolidated financial statements as of and for the years ended December 31, 2009, 2010 and 2011.  We accrue for probable losses resulting from these claims and proceedings when we determine that the likelihood that a loss has occurred is probable and the amount of such loss can be reasonably estimated.  Therefore, we are required to make judgments regarding future events for which we often seek the advice of legal counsel.  As a result of the significant judgment required in assessing and estimating these provisions for contingencies, actual losses realized in future periods could differ significantly from our estimates and could exceed the amounts which we have provisioned.

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

In November 2008, we entered into the third amendment to the agreement with the State relating to payments of pension benefits made by us on its behalf.  The State acknowledged that it owed us an outstanding balance of R$915.3 million as of September 30, 2008, relating to payments of pension benefits made by us on its behalf.  We provisionally accepted, but it is not recognized in our books, the reservoirs in the Alto Tietê System as partial payment in the amount of R$696.3 million, subject to the transfer of the property rights of these reservoirs to us.  Since November 2008, the State has been paying the remaining balance in the amount of R$219.0 million in 114 successive monthly installments.  See Note 8 to our consolidated financial statements as of and for the years ended December 31, 2009, 2010 and 2011 and “Item 7. Major Shareholders and Related Party Transactions.”

Accounts Receivable from the State for Water and Sewage Services Rendered

Certain of these accounts receivable have been overdue for a long period, and we do not reserve against such accounts receivable as we fully expect to recover these amounts and loss is not considered probable.  We have entered into agreements with the State with respect to these accounts receivable.  For further information on these agreements, see Note 8 to our consolidated financial statements as of and for the years ended December 31, 2009, 2010 and 2011 and “Item 7. Major Shareholders and Related Party Transactions.”

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

Results of Operations

The following table sets forth, for the periods indicated, certain items in our statement of operations, each expressed as a percentage of net revenue from sales and services:

	Year ended December 31,
	2009		2010		2011
	(in millions of reais, except percentages)
Net revenue from sales and services	8,579.5	100.0%	9,231.0	100.0%	9,941.6	100.0%
Cost of sales and services	(5,087.3)	(59.3)%	(5,194.5)	(56.3)%	(6,031.1)	(60.7%)
Gross profit	3,492.2	40.7%	4,036.5	43.7%	3,910.5	39.3%
Selling expenses	(610.4)	(7.1)%	(712.9)	(7.7)%	(619.5)	(6.2%)
Administrative expenses	(717.1)	(8.4)%	(653.2)	(7.1)%	(846.6)	(8.5%)
Other operating income (expenses), net	(44.4)	(0.5)%	1.8		(90.1)	(0.9%)
Operating profit	2,120.3	24.7%	2,672.2	28.9%	2,354.3	23.7%
Finance cost, net	(10.0)	(0.1)%	(379.4)	(4.1)%	(633.6)	(6.4%)
Profit before income tax and social contribution	2,110.3	24.6%	2,292.8	24.8%	1,720.7	17.3%
Income tax and social contribution	(602.6)	(7.0)%	(662.3)	(7.2)%	(497.3)	(5.0%)
Net income for the year	1,507.7	17.6%	1,630.5	17.7%	1,223.4	12.3%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenue from Sales and Services

Net revenue from sales and services increased by R$710.6 million, or 7.7%, to R$9,941.6 million in 2011 from R$9,231.0 million in 2010.  This increase was principally due to the increase in tariff rates to 6.83% in September 2011 from 4.05% in September 2010 and the 3.1% increase in sales volume.

Cost of Sales and Services

The cost of sales and services increased by R$836.6 million, or 16.1%, to R$6,031.1 million in 2011 from R$5,194.5 million in 2010.  As a percentage of net revenue from sales and services, cost of sales and services increased to 60.7% in 2011 from 56.3% in 2010.

The increase in costs of sales and services was principally due to the following factors:

▪	an increase of R$216.2 million, or 41.3%, as a result of our increased amortization expense related to our intangible assets for the services contract entered into with the municipality of São Paulo as well as to 99 expired or informal agreements, which are in the process of being formalized as program agreements. During 2011, we had a full year of the amortization of intangible assets related to the services contract entered into with the municipality of São Paulo in 2010 and relating to those 99 expired or informal agreements. Under the aforementioned agreements, the related intangible assets generate greater amortization expense as they are amortized to zero (instead of a residual guaranteed amount reimbursed by the granting municipality at the end of the previous respective concession contracts). This increase is also due to the beginning of operations in 2011 of sites that had previously been under construction;

▪	an increase of R$198.9 million, or 20.2%, in salaries and related charges as a result of: (i) the R$61.2 million adjustment in 2010 of actuarial calculation due to the migration of employees from defined benefit plan to defined contribution plan “SabesprevMais”; (ii) an increase of R$18.1 million due to the payment of termination fees related to the terminated employees security fund (“Fundo de Garantia por Tempo de Serviço” or “FGTS”) incurred as a result of increased layoffs in 2011; (iii) 8% salary readjustments since May 2011, which had a total impact of R$81.3 million; and (iv) the increase of R$21.6 million from the 2011 Cost of Sales and Services figure due to the higher expense relating to the profit sharing program as compared to 2010.

▪	an increase of R$166.4 million, or 82.1%, in general expenses, mainly due to the R$158.8 million provision (corresponding to 7.5% of the gross revenue of capital after deduction of COFINS and PASEP) pursuant to the agreement with the municipality of São Paulo;

▪	an increase of R$65.1 million, or 10.8%, in costs of outsourced services, mainly due to (i) water and sewage systems maintenance, which amounted to R$16.9 million; (ii) the R$14.7 million increase in the Alto Tietê PPP designated amount for the contract’s second year, and the initiation of operations in September 2011; (iii) maintenance, in the amount of R$9.2 million, of water and sewer networks and connections in order to minimize losses and meet project deadlines set forth by the ARSESP; (iv) the transport of mud in the amount of R$7.1 million as a result of increased demand for water treatment, which causes increased quantities of mud to be transported; (v) an increase of R$6.3 million resulting from socio-environmental services established together with the municipality of São Paulo; (vi) R$4.4 million in costs related to mail and telegrams for the delivery of water bills in certain areas via post following judicial decisions; and (vii) vehicle rentals in the amount of R$2.8 million as part of the second phase of the renovation of our fleet. The increase in costs of outsourced services was partially offset by a decrease in telephone and data transmission charges in the amount of R$5.7 million, mainly due to the execution of a contract with Telecomunicações de São Paulo S.A. (“TELESP”), which involves landlines and long-distance data transfers as well as corporate cellular phones at lower costs to us.

▪	an increase of R$53.9 million, or 10.2%, in the cost of electric energy due to the increase in consumption and higher energy tariffs.

▪	an increase of R$18.3 million, or 13.4%, in water-treatment products, mainly due to: (i) an increase of approximately 43% in the consumption of polyaluminium chloride, readjusted by approximately 11%. This product was used principally in the Guaraú water treatment station in place of aluminum sulfate, guaranteeing maximum outflow without compromising the quality of the treated water. This increase was partially offset on R$2.0 million by the decrease of the use of activated charcoal due to climate conditions, as well as due to the decelerated proliferation of algae in the reservoirs of the Alto Tietê System and Guarapiranga/Billings.

▪	an increase of R$12.4 million, or 9.1%, in product-related expenses, mainly in connection with the maintenance of our water and sewer structure (in the amount of R$7.4 million) and with the increased expenses with fuel and lubricants for vehicles (in the amount of R$1.8 million), resulted from an increase of 22% in the fuel price and from the expansion of our vehicle fleet.

Gross Profit

As a result of the factors discussed above, gross profit decreased by R$126.0 million, or 3.1%, to R$3,910.5 million in 2011 from R$4,036.5 million in 2010.  As a percentage of net revenue from sales and services, gross profit decreased to 39.3% in 2011 from 43.7% in 2010.

Selling Expenses

Selling expenses decreased by R$93.4 million, or 13.1%, to R$619.5 million in 2011 from R$712.9 million in 2010.  As a percentage of net revenue from sales and services, selling expenses decreased to 6.2% in 2011 from 7.7% in 2010.

The decrease in selling expenses was primarily due to the following factors:

▪	a decrease of R$112.1 million, or 48.2%, in credit write-offs, mainly as a result of additional provisions established in 2010 of R$34.2 million related to private clients and R$139.1 million related to public municipal entities (R$54.8 million of which related to the municipality of São Paulo);

▪	a decrease of R$14.1 million, or 6.5%, in expenses with outsourced services mainly related to the agreement with municipality of São Paulo and the R$34.4 million decrease in the provision established in 2011 for new services to be provided under that agreement, and a R$4.9 million increase resulting from services provided to satisfy the schedule for implementing the Rationed Water Use Program (“Programa de Uso Racional da Água” or“PURA”) in city schools. This decrease was partially offset by the following increases: (i) R$11.1 million in billing services, mainly resulting from new billing technology related to the reading of usage, issuance of bills and delivering bills, in addition to an increase in the number of connections and adjustments of the contracts in the metropolitan region of São Paulo; and (ii) expenses in the amount of R$3.3 million relating to services for the collection of credits.

▪	an increase of R$19.1 million, or 10.4%, in the personel salaries and related charges as a result of: (i) the R$ 9.3 million adjustment in 2010 of the actuarial calculation due to the migration of employees from defined benefit plan to defined contribution plan "Sabesprev Mais"; (ii) a R$ 1.4 million increase due to the payment of termination fees related to the terminated employees security fund ("Fundo de Garantia por Tempo de Serviço") incurred as a result of increased layoffs in 2011; (iii) 8% salary readjustments since may 2011, which had a total impact of R$ 3.9 million.

▪	an increase of R$9.1 million, or 13.0%, in general expenses, mainly due to (i) water bills for banking institutions in the amount of R$4.2 million; and (ii) the R$3.3 million increase in tax provisions relating to the services rendered in the cities of São José dos Campos, Pindamonhangaba and Botucatu, resulting from increased collection during 2011 as compared to 2010;

▪	an increase of R$3.5 million, or 89.6%, in depreciation and amortization expenses, mainly due to the adjustment in amortization of intangible assets in connection with the agreement with the municipality of São Paulo.

Administrative Expenses

Administrative expenses increased by R$193.4 million, or 29.6%, to R$846.6 million in 2011 from R$653.2 million in 2010.  As a percentage of net revenue from sales and services, administrative expenses increased to 8.5% in 2011 from 7.1% in 2010.

The increase in administrative expenses was primarily due to:

▪	an increase of R$187.4 million, or 79.6%, in salaries and related charges, mainly due to (i) the covering of actuarial liability in the amount of R$157.5 million related to the supplementary pension plan (plan G0) of the State of São Paulo (based on the non-recurring actuarial calculation performed on December 31, 2010); (ii) the cover of actuarial liability in the amount of R$22.2 million related to the supplementary pension plan (plan G0) of the State of São Paulo for 2011; (iii) a R$3.0 million increase due to the payment of termination fees related to the terminated employees security fund (“Fundo de Garantia por Tempo de Serviço” or “FGTS”) incurred as a result of increased layoffs in 2011; and (iv) 8% salary readjustments since May 2011, which had the total impact of R$9.1 million;

▪	an increase of R$36.7 million, or 21.3%, in general expenses due to (i) the need for larger contingency provisions in the amount of R$59.7 million, particularly in connection with environmental issues in the municipalities of Guareí and Paraguaçu Paulista. This increase was partially offset by the R$17.9 million provisioning made in 2010 for losses relating to third party claims;

▪	a decrease of R$24.8 million, or 16.5%, in services provided by third parties in connection with a variety of matters, including: (i) a decrease of R$18.4 million in advertisement campaigns due to the termination of certain advertisement agreements; (ii) a R$5.5 million decrease due to reorganization and management performance related to the work of consultants and specialized service providers;

▪       a decrease of R$3.1 million, or 12.2%, in depreciation expenses due to the decreased immobilized assets of the controlling shareholder.

Other Operating Income (Expenses), Net

Other operating income (expenses), net decreased by R$91.9 million in 2011, to R$90.1 million expense in 2011 from R$1.8 million income in 2010. This increase was primarily due to the provision made in the amount of R$85.9 million related to assets used for our concession in the municipality of Mauá, and to the write-off of assets in the amount of R$35.3 million.

Finance Cost, Net

Finance cost, net, consists primarily of interest on our indebtedness and foreign exchange losses (or gains) in respect of our indebtedness, offset partially by interest income on cash and cash equivalents and inflation based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Finance cost, net increased by R$254.2 million, or 67.0%, to R$633.6 million in 2011 from R$379.4 million in 2010.  As a percentage of net revenues from sales and services, finance cost, net increased to 6.4% in 2011 from 4.1% in 2010.

The increase was principally due to:

▪	an increase in foreign exchange loss related to loans and financing of R$448.5 million as a result of the 12.6% depreciation of the real against the U.S. dollar in 2011, compared to an appreciation of 4.3% of the real against the U.S. dollar in 2010;

▪	a decrease of R$46.0 million in monetary indexation, mainly due to (i) a higher expense in 2010 amounting to R$20.0 million, due to the alteration of the unit price of our eleventh debentures issuance between their issuance date and their effective offering date in 2010; (ii) the depreciation of the real against the Japanese Yen upon the disbursement by Japan International Cooperation Agency (JICA) of R$14.0 million in 2011; and (iv) a decrease in the volume of refinancing of debt in 2011 as compared to 2010, amounting to a decrease of R$12.0 million;and

▪	other monetary revisions relating to our contracts in the amount of R$41.2 million.

The increase in finance cost, net was partially offset by:

▪      an increase of R$153.5 million in interest income and other financial income due to the increase in our cash and cash equivalents;

▪      a decrease of R$95.5 million in financial expenses relating to judicial proceedings as a result of the lower interest income regarding the proceedings involving clients and service providers in 2011; and

▪      a decrease of R$33.6 million in interest expenses mainly due to the amortization of our eighth and ninth debentures in June and October 2011, respectively.

Income before Income Taxes

As a result of the factors discussed above, income before income taxes decreased by R$572.1 million, or 24.9%, to R$1,720.7 million in 2011 from R$2,292.8 million in 2010.  As a percentage of net revenue from sales and services, our income before income taxes increased to 17.3% in 2011 from 24.8% in 2010.

Income Taxes

Income taxes decreased by R$165.0 million, or 24.9%, to R$497.3 million in 2011 from R$662.3 million in 2010.  The increase was primarily due to a decrease in taxable income in 2011.

Net Income

As a result of the factors discussed above, net income decreased to R$1,223.4 million in 2011 from R$1,630.5 million in 2010.  Net profit margin decreased to 12.3% in 2011 from 17.7% in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenue from Sales and Services

Net revenue from sales and services increased by R$651.5 million, or 7.6%, to R$9,231.0 million in 2010 from R$8,579.5 million in 2009.

Net revenue from sales and services relating to water services increased by R$125.4 million, or 3.3%, to R$3,942.9 million in 2010 from R$3,817.5 million in 2009.  This increase was principally due to:

▪	an average 3.8% increase in the volume of water invoiced 2010; and

▪	the effect of the 4.43% tariff increase in September 2009, and the 4.1% tariff increase in September 2010.

Net revenue from sales and services relating to sewage services increased by R$244.5 million, or 8.4%, to R$3,157.5 million in 2010 from R$2,913.0 million in 2009.  This increase was principally due to:

▪	an average 4.5% increase in the volume of sewage services invoiced in 2010; and

▪	the effects of the 4.43% tariff increase in September 2009 and the 4.1% tariff increase in September 2010.

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

The increase in costs of sales and services was principally due to the following factors:

▪	an increase of R$157.6 million, or 349.3%, in general costs on the provision of water and sewage services, of which R$167.2 million relates to a fee to the Fund of Environmental Sanitation and Infrastructure of the municipality of São Paulo which had to be paid according to the terms of the agreement with the State and the city of São Paulo executed on June 23, 2010. This fee represents 7.5% of the gross revenue of the São Paulo municipality as from the date of execution of the agreement;

▪	an increase of R$71.4 million in construction costs in 2010;

▪	an increase of R$51.2 million, or 9.3%, in outsourced services, mainly due to (i) the maintenance of water and sewage structure amounting to R$18.4 million, (ii) pavement and maintenance of side-walks amounting to R$14.2 million, and (iii) transportation of water and mud amounting to R$8.4 million; and

▪	an increase of R$45.8 million, or 9.5%, in the electricity expense mainly due to (i) an increase of 5.2% in the electricity tariff, and (ii) an increase of 1.9% in the electricity consumption.

The increase in costs of sales and services was partially offset by:

▪	a decrease of R$196.8 million, or 16.7%, in salaries and related charges, mainly due to (i) a R$113.5 million decrease as a result of the reduction in our staff pursuant to the TAC, with the State Public Attorney’s Office (Ministério Público Estadual). Pursuant to the TAC, we laid off retirees who were still working for us and laid off approximately 2% of our workforce; (ii) decrease in actuarial liability due to the migration from defined benefit plan to defined contribution plan amounting to R$79.3 million and (iii) a decrease of R$13.6 million related to adjustment in the profit sharing program for 2010;

▪	a decrease of R$14.7 million, or 2.7%, in depreciation and amortization expenses.

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

The increase in selling expenses was primarily due to the following factors:

▪	an increase of R$115.1 million, or 98.1%, in the allowance for doubtful accounts related to municipal public entities; and

▪	an increase of R$11.8 million, or 5.8%, in outsourced services expenses, principally due to (i) a R$9.7 million provision related to future payment to the City Hall of São Paulo (Prefeitura Municipal de São Paulo), or PMSP, pursuant to the agreement we entered into with PMSP on June 23, 2010; (ii) R$9.4 million in billing services, mainly related to an increase in network connections and the utilization of new technologies, which resulted in an increase in outsourcing expenses; and (iii) R$4.7 million related to increase in fraud control expenses.

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

The decrease in administrative expenses was primarily due to:

▪       a decrease of R$96.8 million, or 36.0%, in general expenses due to a reduction in contingency provisions mainly related to customer claims in 2010;

▪       a decrease of R$11.5 million in termination expenses resulting from the 2009 staff reduction pursuant to the TAC; and

▪       a decrease of R$13.9 million in actuarial calculation due to the migration of employees from defined benefit plan to defined contribution plan “SabesprevMais.”

The decrease in administrative expenses was partially offset by:

▪       an increase in actuarial liability related to the payment by us on behalf of the State of São Paulo of pension plan (plan G0) amounting to R$31.7 million due to a decrease in the discount rate from 6.6% to 6.0%;

▪       an increase of R$19.2 million related to the deficit in defined benefit plan, paid to the employees who migrated to the defined contribution plan “SabesprevMais.”

Other Operating Income (Expenses), Net

Other operating income (expenses), net increased to R$1.8 million income in 2010 from R$44.4 million expenses in 2009.  The increase was due to the reclassification of the expenses related to the pension plan paid by us on behalf of the State of São Paulo (plan G0), which had been recorded as other operating expenses, net 2009, as administrative expenses in 2010.

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

The increase was principally due to:

▪	an increase in foreign exchange loss related to loans and financing of R$470.6 million as a result of the 4.3% appreciation of the real against the U.S. dollar in 2010, compared to an appreciation of 25.5% of the real against the U.S. dollar in 2009;

▪	an increase in interest expenses of R$91.0 million due to the issuance of (i) our tenth, eleventh and twelfth debentures in November 2009, March 2010 and July 2010, respectively; (ii) our fifth promissory notes in August 2010; and

▪	an increase of R$85.9 million in expenses from monetary indexation resulting mainly from the increase in the IGP-M rate of 11.3% in 2010 compared to its decrease of 1.7% in 2009.

The increase in finance cost, net was partially offset by:

▪	a decrease of R$158.7 million in expenses related to the adjustment for inflation of our provision for contingency due to a decrease in the inflation rate;

▪	an increase of R$65.2 million in financial income mainly due to (i) the renegotiation of debts with certain municipalities, mainly Taubaté and Ferraz de Vasconcelos, and (ii) the adjustment for inflation of court deposits; and

▪	an increase of R$59.3 million in interest and other financial income due to the increase in cash and cash equivalents.

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

B.    Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, borrowings from Brazilian federal and state governmental financial institutions, and financing from multilateral organizations and from domestic and international capital markets.  As of December 31, 2011, we had R$2,150.0 million of cash and cash equivalents.  Outstanding short-term indebtedness was R$1,630.0 million as of December 31, 2011, of which R$189.4 million was denominated in foreign currency.  Long-term indebtedness was R$6,966.3 million as of December 31, 2011, of which R$2,864.0 million consisted of foreign currency-denominated obligations.  We believe that we have sufficient sources of liquidity and capital to meet our liquidity and capital requirements for the next few years, in light of our current financial position and our expected cash generated by operating activities.

Cash Provided by Operating Activities

Cash provided by operating activities is the single largest source of our liquidity and capital resources, and we anticipate that it will continue to be so in the future.  Our cash generated by operating activities was R$2,072.5 million, R$2,083.0 million and R$2,717.1 million in 2009, 2010 and 2011, respectively.

We have overdue accounts receivable from the State and from the municipalities to which we provide water on a wholesale basis.  For more information, see “Item 7.B. Related Party Transactions.”

Indebtedness Financing

Our total financial indebtedness increased by 4.0%, from R$8,264.6 million as of December 31, 2010 to R$8,596.3 million as of December 31, 2011.  In addition, during the same period, our total foreign denominated indebtedness recorded increased 35.8%, from R$2,248.9 million as of December 31, 2010 to R$3,053.4 million as of December 31, 2011, mainly related to investments from the Japan International Cooperation Agency, or the JICA, amounting to 19,169.0 million Yens or R$ 375.9 million, which will be invested in the Metropolitan Coastal Region.  We also made significant amortization payments relating to certain Brazilian and foreign currency-denominated indebtedness.

As of December 31, 2011, we had R$6,966.3 million in long-term indebtedness outstanding (excluding the current portion of long-term indebtedness), of which R$2,864.0 million consisted of foreign currency-denominated long-term debt.  We had outstanding short-term indebtedness of R$1,630.0 million as of December 31, 2011, representing the current portion of our long-term indebtedness.  As of December 31, 2011, R$189.4 million of this short-term indebtedness was denominated in foreign currency.  As of December 1, 2011, our Standard & Poor’s Rating Service domestic rating was braAA+ and our S&P international rating was BB+.

Various contractual agreements we have entered into, including certain financing agreements with Caixa Econômica Federal and the BNDES, provide for liens over a portion of our cash flows from operations.  In addition to Caixa Econômica Federal and the BNDES, we have granted liens over a portion of our cash flows deriving from our operations in connection with agreements relating to securitization transactions, the Alto Tietê PPP and arrangements relating to the lease of certain assets.  Pursuant to these agreements, cash received from operations is required to pass through designated accounts.  In the event of a default under the relevant agreement, such cash and future cash flows that are required to be deposited in such accounts become restricted and are subject to security interests in favor of the relevant creditor.  As of December 31, 2011, a substantial portion of our monthly cash flows from operations was subject to these liens.  As of that date, the total amount of our secured debt, including indebtedness benefiting from these liens, was R$2,546.9 million.

The following table sets forth information on our indebtedness outstanding as of December 31, 2011:

	As of December 31, 2011
Facility	Current	Long Term	Total Aggregate Principal Amount	Final Maturity	Interest Rate(1)
	(in millions of reais)
Real-denominated loans and financings:
Federal Government/Banco do Brasil	348.7	479.5	828.2	2014	8.50% plus UPR
Debentures Tenth Issuance	2.0	283.3	285.3	2020	TJLP plus 1.92% (1st and 3rd series) and 9.53% plus IPCA (2nd series)
Debentures Eleventh Issuance	202.5	1,005.7	1,208.2	2015	CDI(3) plus 1.95% (1st series) and CDI plus 1.4% (2nd series)
Debentures Twelfth Issuance	-	499.6	499.6	2025	TR plus 9.5%
Debentures Thirteenth Issuance	599.4	-	599.4	2012	CDI plus 0.65%
Debentures Fourteenth Issuance	-	279.8	279.8	2022	TJLP plus 1.92% and 9.19%
Debentures First Issuance – Aquapolo	-	160.1	160.1	2029	TR plus 8.75%
Caixa Econômica Federal(2)	110.6	917.6	1,028.2	2011/2032	5.0% to 9.5% plus UPR
BNDES	37.6	3.5	41.1	2013	3% plus TJLP (limited to 6.00%)
BNDES (South coast area)	16.3	114.2	130.5	2019	2.5% plus TJLP (limited to 6.00%)
BNDES (PAC)	6.4	67.5	73.9	2023	2.15% plus TJLP (limited to 6.00%)
BNDES (Clean Wave Program)	14.3	235.4	249.7	2025	1.92% plus TJLP (limited to 6.0%)
Financial Leasing	-	49.6	49.6
Other	1.8	3.5	5.3	2011/2018	12.00%, CDI and TJLP plus 6.00%
Interest and other charges	101.0	2.9	103.9

Foreign currency denominated loans and financings:
Inter-American Development Bank (IADB) US$386.9 million	71.6	652.1	723.7	2016/2035	1.14% to 3.29% plus currency basket fluctuation plus U.S. dollar
International Bank for Reconstruction and Development (IBRD) US$10.3 million	-	18.9	18.9	2034	0.43%
Eurobonds US$140.0 million	-	262.1	262.1	2016	7.50%
Eurobonds US$350.0 million	-	649.0	649.0	2020	6.30%
JICA Yen 39.5 billion	53.2	905.5	958.7	2029	0.01% to 2.5%
IADB AB Loan Financing US$226.1 million	44.9	376.4	421.3	2023	2.49% to 2.99%
Interest and Other Charges	19.7	-	19.7

Total Debt	1,630.0	6,966.3	8,596.3

______________

(1)   UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to the TR, which was 0.09% per month as of December 31, 2011; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 10.87% per annum as of December 31, 2011; IGP-M was 5.1% per annum as of December 31, 2011; TJLP stands for Long-term Interest Rate (Taxa de Juros a Longo Prazo),   published quarterly by the Central Bank, which was 6.0% per annum as of December 31, 2011.

(2)   This line item represents the aggregate amount outstanding under financing agreements we have entered into with Caixa Econômica Federal, which mature on different dates and bear different interest rates.  The numbers above reflect the range of maturities and the weighted average interest rate under these agreements.

The following table shows the maturity profile of our debt, as of December 31, 2011, for the period indicated  (in millions of reais):

	2012	2013	2014	2015	2016	After 2017	Total
Loans and financing	1,630.0	1,227.2	744.6	655.4	651.7	3,687.4	8,596.3

Substantially all of our foreign currency-denominated indebtedness of R$2,088.0 million as of December 31, 2011 was denominated in U.S. dollars or in baskets of foreign currencies.  This indebtedness consisted principally of:

▪	R$723.7 million (US$386.9 million) in U.S. dollar denominated loans contracted with the Inter-American Development Bank, or the IADB, composed of the following: (i) loan to finance the first phase of the Tietê Project in 1992 and its second phase in 2000, under which payments of principal are made in semi-annual installments with final maturity in July 2025. The principal amount of this loan is adjusted semi-annually for the variation in a basket of foreign currencies U.S. dollar, and accrues interest at a rate varying from 1.14% to 3.29% plus LIBOR. We have pledged as collateral part of our receivables from our sales and services up to the amount due; (ii) credit agreement executed in September 2010 with the IADB for the financing of the third phase of the Tietê Project. This loan matures on September 3, 2035. Amortizations will be made in semi-annual installments after a grace period of six years. The principal amount accrues interest at the USD LIBOR.

▪	R$18.9 million (US$10.3 million) in U.S. dollar denominated loans from the International Bank for Reconstruction Development - IBRD which was entered into on October 28, 2009, amounting to US$ 100,000 thousand and will be amortized during the period of the contract, for the financing of the Water Source Program (Programa Mananciais). The loan matures in March, 2034. Amortizations will be in semi-annual installments starting on September 2019. The principal amount accrues interest at the USD LIBOR plus a variable spread.

▪	R$421.3 million (US$226.0 million) in U.S. dollar denominated loans from the AB Loan financing contracted with the IADB in May 2008. Under this loan, payments of principal are made in annual installments with final maturity in May 2023. The principal amount is adjusted semi-annually for the LIBOR plus spread and accrued interest at a rate varying from 2.49% to 2.99%. This loan was used to repay an outstanding series of debt securities in connection with the implementation of our investment plan; and

▪	R$911.1 million (US$490.0 million) in U.S. dollar denominated loans from Eurobonds contracted in November 2006 (US$140.0 million) and in December 2010 (US$350.0 million). Under this loan, payments of interest are made in semi-annual installments and principal will be paid in the end of the contract with final maturities in 2016 and 2020. The interest rate for the November 2006 Eurobonds is 7.5% while for the December 2010 Eurobonds is 6.25%.

▪	R$ 958.7 million (¥39,437.8 million) in Japanese yen denominated loans contracted with the JICA, composed of the following: (i) ¥21,316.0 million in Japanese yen denominated loans contracted with the JICA in August 2004 for the financing of the environmental recovery program for the Baixada Santista metropolitan region, called the Clean Wave Program (Programa Onda Limpa). Under this loan, payments of interest are made in semi-annual installments and principal will be paid in the end of the contract with final maturities in August 2029. The principal amount accrues interest at rates that vary from 1.8% to 2.5% per year; (ii) ¥6,208 billion in Japanese yen denominated loans contracted with the JICA in October 2010 for the financing of the environmental improvement program in the basin of the Billings dam, part of the New Life Program (Programa Vida Nova). The loan matures in October, 2035. Amortizations will be made in semi-annual installments after a grace period of seven years, starting on October 20, 2017. The principal amount accrues interest at a rate of 1.2% per year related to civil work and 0.01% per year related to consulting; and (iii) ¥19,169 billion in Japanese yen denominated loans contracted with the JICA in February 2011 to complement the financing for the first stage of the Clean Wave Program (Programa Onda Limpa), with commercial conditions similar to the ¥21,316.0 million loan entered into in August 2004. These funds will be used for the provision of works and services in the Baixada Santista metropolitan region. The credit agreement expires in 18 years and interest varies from 1.8% to 2.5% per year.

In February 2012, we contracted a ¥33,584 million Japanese yen denominated loan with the JICA for the financing of the Corporate Program for Water Loss Reduction. The loan matures on February 2037. Amortizations will be in semi-annual installments starting on September 2019. The principal amount accrues interest at a rate of 1.7% per year related to civil work and 0.01% per year related to consulting. As of the date of this annual report, no disbursement had been made under this agreement.

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

For further information on the terms and guarantees of the financing agreements with the JICA, see “Item 7.B. Related Party Transactions—Government Guarantees of Financing” and “Item 4.A. History and Development of the Company—Capital Expenditure Program—Main Projects of Our Capital Expenditure Program—Metropolitan System Investment Program—Clean Wave Program”.

Our outstanding domestic debt was R$5,542.9 million as of December 31, 2011 and consisted primarily of real-denominated loans from federal and state-owned banks, in particular, Banco do Brasil S.A., Caixa Econômica Federal and the BNDES, as well as debentures issued in November 2009, March 2010 September 2010, January 2011, February 2011, the first debentures issuance of our investee (Aquapolo) in August 2011 and financial leasing.

The following summarizes our principal borrowings from federal and State-owned banks:

▪	in March 1994, we entered into a loan agreement with Banco do Brasil S.A., or Banco do Brasil, in the amount of R$2.3 billion. Amortizations of the principal amount are made in 240 successive monthly installments, with final maturity in 2014. The principal amount accrues interest at the daily government interest rate plus 8.50% per annum and monetary adjustment;

▪	from 1996 to 2009, we have entered into several line of credit agreements with Caixa Econômica Federal, pursuant to which amortizations of principal are paid in 180 or 240 months in monthly installments commencing 30 days following the applicable grace period, which varies from 14 to 48 months from the date of signature of the line of credit agreement. The final maturity is 2032. The principal amount accrues interest from 5.0% to 9.5%. The lines of credit are collateralized by (i) collections of daily billings of water supply and sewage services up to the total amount of the debt, or (ii) by a monthly plan of billings corresponding to the minimum of three times the monthly charge, depending on the terms of the relevant line of credit agreement;

▪	in August 2002, we entered into a line of credit agreement with the BNDES. The final maturity date is February 2013. The principal amount accrues interest at the long-term rate fixed by the TJLP but limited to 6.0%, plus 3.0% per annum. If the TJLP exceeds 6.0%, such excess will be added to the principal amount payable at maturity. The line of credit agreement is collateralized by part of the billings from the provision of water and sewage services;

▪	in November 2007, we entered into a R$129.9 million credit agreement with the BNDES. Amortizations of the principal amount will be made in 96 successive monthly installments, with final maturity in 2019. The principal amount accrues interest at the TJLP, but limited to 6.0%, plus 2.50% per annum. If the TJLP exceeds 6.0%, such excess will be added to the principal amount. The credit agreement is collateralized by part of the billings from the provision of water and sewage services;

▪	in May 2008, we entered into a R$174.0 million financing agreement with the BNDES. Amortizations of the principal amount will be made in 150 successive monthly installments, with final maturity in 2023. The principal amount accrues interest at the TJLP, but limited to 6.0%, plus 2.15% per annum. If the TJLP exceeds 6.0% per annum, such excess will be added to the principal amount. The financing agreement is collateralized by part of the billings from the provision of water and sewage services;

▪	in March 2010, we entered into a R$294.3 million financing agreement with the BNDES. Amortizations of the principal amount will be made in 156 successive monthly installments commencing 30 days after the 24-month grace period, with final maturity in 2025. The principal amount accrues interest at the TJLP, but limited to 6.0%, plus 1.92% per annum. If the TJLP exceeds 6.0%, such excess will be added to the principal amount. The financing agreement is collateralized by part of the billings from the provision of water and sewage services; and

▪	in 2011, we entered into financial leases in the total amount of R$49.6 million with certain contractors for the construction of infrastructure on land we own. During the construction phase, we recognize an intangible assets and the related liability of the lease at fair value. Upon the conclusion of the construction, which is estimated to June 2013, we start to pay the rental of the infrastructure (in 192 installments) and the lease is updated accordingly to the contract. On December 31, 2011, there were no constructions completed. These contracts are recognized as financial leasing.

Under the BNDES program, in the amount of R$826.1 million, we issued the first of three tranches of debentures.  In November 2009, we issued our tenth debentures in the aggregate principal amount of R$275.4 million.  The debentures are divided in three series: the first and second series will mature in November 2020 and the third in December 2020.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0%, such excess will be capitalized the 15th day of each month that such debentures are outstanding.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.53% per year.  Our tenth issuance was entirely subscribed by the BNDES.  We used the funds raised from this tenth issuance for investments primarily in the Corporate Program for Water Loss Reduction and on improvements and reforms of the Rio Grande’s water treatment plant, including other projects for water supply and sewage collection systems in the São Paulo Northern Coast, Paraíba Valley and Mantiqueira Regions.

In April 2010, we issued in two series our eleventh issuance of debentures in the aggregate principal amount of R$1,215.0 million.  The first and second series will mature in March 2015 and 2013, respectively.  The debentures of the first series, in the aggregate principal amount of R$810.0 million, bear interest at the CDI plus 1.95% per year, and the second series, in the aggregate principal amount of R$405.0 million, bear interest at the CDI plus 1.4% per year.  The net proceeds from our eleventh issuance of debentures were partially used to redeem the promissory notes issued in December 2009.  The remaining portion was used for general corporate purposes.

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

In January 2011, we issued in a single series our thirteenth debentures in the aggregate principal amount of R$600.0 million.  The debentures will mature in August 2012 and bear interest, paid semi-annually, at the CDI rate plus 0.65% / 0.75% / 0.85% / 1.25% per year.  The proceeds were used to redeem the promissory notes issued in August 2010.

On February 15, 2011, we issued 100 debentures subscribed exclusively by the National Bank for Economic and Social Development (BNDES). These debentures were distributed in three nonconvertible series, at a nominal value of R$ 2,753.70, totaling R$ 275.4 million. This transaction was settled on April 15, 2011, for all series. The funds raised in this issuance will be used in expenditures in water supply and sewage systems in the following projects: Water Treatment Stations at Rio Grande, Litoral Norte, Vale do Paraíba and Mantiqueira, Bacia do Piracicaba-Capivari-Jundiai; and for program of reduction of losses. The debentures will mature in March 2022 and bear interest, paid monthly, quarterly and semi-annually, depending on the period, at the TJLP rate plus 1.92% per year or 9.19% per year.

In August 2011, the joint-controlled entity “Aquapolo” issued 326,732 debentures, registered as its first issuance of simple debentures, nonconvertible, in a unique series amounting to R$326.7 million. The debentures will mature in August 2029 and bear interest, paid monthly, at the TR plus 8.75% per year.

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

In February 2012, we issued our fifteenth issuance of debentures in two series in the aggregate principal amount of R$771.0. The first and second series will mature in February 2017 and 2019, respectively. The debentures of the first series (in the aggregate principal amount of R$287.3 million) bear interest at a rate of CDI plus 0.99% per year. The second series (in the aggregate principal amount R$483.7 million) bears interest at a rate of IPCA plus 6.2% per year. The net proceeds from out fifteenth issuance of debentures were used to repay financial commitments throughout 2012.

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

Although we have been presenting our financial information in our annual reports on Form 20-F in compliance with IFRS since fiscal year ended December 31, 2008, our Brazilian financial information was presented under Brazilian GAAP for fiscal years through December 31, 2009.  Accordingly, compliance with the financial ratios mentioned above was calculated under Brazilian GAAP.  Brazilian Corporate Law was recently amended to facilitate the convergence of Brazilian GAAP with IFRS, and thereafter the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis) issued several new accounting standards that progressively adapted Brazilian GAAP to IFRS (the new Brazilian GAAP).  Beginning with the fiscal year ended December 31, 2010, all Brazilian publicly held companies, such as us, must report under the new Brazilian GAAP.  Due to the impact of this change, we requested a temporary waiver from BNDES suspending compliance with these financial covenants in order to allow us to analyze the impact of the new Brazilian GAAP on our ability to comply with the financial ratios.  BNDES granted the waiver on December 26, 2011, suspending compliance for 13 months beginning with December 2011.

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

Capital Expenditures

Historically, we have funded and plan to continue funding our capital expenditures with funds generated by operations and with long-term financing from international and national multilateral agencies and development banks.  We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year.  In 2011, we recorded R$2.4 billion under our capital expenditure program.  We have budgeted investments in the amount of approximately R$7.9 billion from 2012 through 2015.

Dividend Distributions

We are required by our bylaws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to or higher than 25% of the amounts available for distribution.  We made aggregate distributions of R$394.2 million, R$456.0 million and R$578.7 million in 2009, 2010 and 2011, respectively.

On June 25, 2010, we paid R$198.1 million as dividends to the State.  See “Item 7.B. Related Party Transactions—Dividends.”

Market Risk

We are exposed to various market risks, in particular, foreign currency risk and interest rate risk.  We are exposed to foreign currency risk because a substantial portion of our financial indebtedness is denominated in foreign currencies, primarily the U.S. dollar, while we generate all of our net operating revenues in reais.  Similarly we are subject to interest rate risk based upon changes in interest rates, which affect our net financial expenses.  For further information on our market risks, see Note 3.1 to our consolidated financial statements as of and for the years ended December 31, 2011, 2010 and 2009 included elsewhere in this annual report.

Exchange Rate Risk

As of December 31, 2009, 2010 and 2011, R$1,745.6 million, R$2,248.9 million and R$3,053.4 million, or 26.6%, 27.2% and 35.5%, respectively, of our debt obligations were denominated in foreign currencies (including debt pegged to baskets of foreign currencies).  The basket of foreign currency-pegged debt consists primarily of our debt with the IADB.  As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations.

Exchange Rate Sensitivity

We estimate that the potential loss to us in connection with U.S. dollar-denominated debt that would have resulted as of December 31, 2009, 2010 and 2011 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar against the real   would have been approximately R$17.5 million, R$22.5 million and R$30.5 million, respectively.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$174.6 million, R$224.9 million and R$305.3 million as of December 31, 2009, 2010 and 2011, respectively.  These estimates do not take into account that the changes in exchange rates comprising the baskets of foreign currencies often present variations different from the devaluation of the real in relation to the U.S. dollar.

The fluctuation of the real  in relation to the U.S. dollar and with the IADB and IBRD basket of currencies, for the years ended December 31, 2009, 2010 and 2011 were as follows:

	Year ended December 31,
	2009	2010	2011
	(in percentages)
Depreciation (appreciation) of the real in relation to the U.S. dollar	(25.5)	(4.3)	12.6

IADB basket of currencies	0.032	4.3	1.01

We have not utilized derivative financial instruments.

As of December 31, 2009, 2010 and 2011, we had no short-term indebtedness outstanding, other than the current portion of long-term debt.

Interest Rate Risk

As of December 31, 2009, 2010 and 2011, R$2,193.1 million, or 33.4%, R$2,529.4 million, or 30.6%, and R$2,537.1 million or 29.5%, respectively, of our total debt outstanding balance denominated in reais was based on variable rates of interest based on the UPR, which is equivalent to the TR.  In addition, as of December 31, 2009, 2010 and 2011, R$1,132.4 million, or 17.3%, R$2,064.7 million, or 25.0%, and R$1,882.3 million or 21.9%, respectively, of our total debt denominated in reais   was subject to interest rates based on the CDI.  As of December 31, 2009, 2010 and 2011, R$659.4 million, R$579.2 million and R$747.3 million, respectively, of our foreign-currency denominated debt was based on the IADB and the IBRD variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

As of December 31, 2009, 2010 and 2011, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the IADB or IBRD variable rates.  However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government.  We invest these excess funds, which totaled R$671.1 million, R$1,852.6 million and R$2,027.0 million as of December 31, 2009, 2010 and 2011, respectively, mainly in short-term instruments.  As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn interest based on the CDI.  In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$65.6 million, R$82.6 million and R$86.0 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities as of December 31, 2009, 2010 and 2011, respectively, had occurred.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 100 basis points change in these interest rates would have resulted in losses of approximately R$655.8 million, R$826.5 million and R$859.6 million as of December 31, 2009, 2010 and 2011, respectively.  This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year or nine months, as applicable, and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities.

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

The tables below provide information about our interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2011.  For the foreign currency denominated obligations, these amounts have been converted at the selling rates as of December 31, 2011 and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

	As of December 31, 2011
	Expected maturity date
	2012	2013	2014	After 2015	Total	Average annual interest rate
	(in millions, except percentages)
Assets
Cash equivalents denominated in reais	2,031.1	-	-	-	2,031.1
Total assets	2,031.1	-	-	-	2,031.1

Liabilities
Long-term debt
Floating rate, denominated in reais indexed by TR or UPR	474.0	505.3	207.0	1,350.8	2,537.1	9.9%
Floating rate, denominated in reais indexed by TJLP	82.8	69.7	86.2	647.4	886.1	2.3%
Floating rate, denominated in reais indexed by IPCA	7.3	11.7	11.7	157.0	187.7	16.5%
Floating rate, denominated in reais indexed by CDI	876.6	470.8	270.0	264.9	1,882.3	12.4%
Fixed rate, denominated in reais	-	-	-	49.6	49.6
Floating rate, denominated in U.S. dollars	118.4	111.3	111.3	804.0	1,145.0	2.8%
Fixed rate, denominated in Yen	59.8	53.2	53.2	799.2	965.4	2.4%
Fixed rate, denominated in U.S. dollars	11.1	5.2	5.2	921.6	943.1	3.4%
Total long-term debt	1,630.0	1,227.2	744.6	4,994.5	8,596.3	7.4%

The percentage of our indebtedness subject to fixed and floating interest rate is as follows:

	As of December 31,
	2009	2010	2011
Floating rate debt:
Denominated in U.S. dollars	16.1%	11.7%	13.3%
Denominated in reais	73.4%	72.8%	63.9%

Fixed rate debt:
Denominated in reais	-	-	0.6%
Denominated in Yen	6.2%	5.3%	11.2%
Denominated in U.S. dollars	4.3%	10.2%	11.0%
Total	100.0%	100.0%	100.0%

C.    Research and Development, Patents and Licenses, Etc.

Our policy is to invest continually in the modernization of equipment and in the technology needed to identify, evaluate and improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability.  Our research and development activity is divided into committees according to strategy and complexity.  In 2009, 2010 and 2011, we invested R$3.8 million, R$3.8 million and R$3.2 million, respectively, in research and development.

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

Intellectual Property

Trademarks

We have secured registration of our logo and composite trademark at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or the INPI. We have registered with the INPI the following trademarks: “Sabesp,” “Sabesp Soluções Ambientais,” “Projeto Tietê,” “Programa Córrego Limpo,” “Programa Onda Limpa,” “Prol – Programa de Reciclagem do Óleo De Fritura,” “Revista DAE,” “Ligação Sabesp,” “Clubinho Sabesp,” “Cauã,” “Denis,” “Gabi,” “Gotucho,” “Gota Borralheira,” “Dr. Gastão,” “Iara,” “Ratantan,” “Sayuri” And “SuperH20.” Cauã, Denis, Gabi, Gotucho, Gota Borralheira, Dr. Gastão, Iara, Sayuri and Ratantan are some of the characters of our children’s club (Clubinho SABESP), which is a tool for environmental education directed to children through our website).

We have also filed applications with the INPI for registration of the following trademarks: “Parque Da Integração,” “Programa de Recuperação Ambiental,” “Signos” (Sistema De Informação Geográfica No Saneamento), “Scorpion,” “Semana do Meio Ambiente Sabesp,” “Pura-Programa de Uso Racional da Água,” “Agente da Gente – Sabesp na Comunidade,” “Sabesp Inteligência Ambiental,” “Aqualog – Tecnologia Sabesp,” “Eficaz,” “Água De Reúso Sabesp,” “Água Sabesp Aquífero Guarani,” “Água Sabesp Estação Cantareira,” “Contrato de Fidelização Sabesp,” “Esgotos não Domésticos Sabesp,” and the following character of the Clubinho SABESP: “Cadu.”

Patents

We have a patent granted by the INPI for a constructive device in a building hydraulic simulator used for didactic purposes.  We have also filed patent requests for the following additional devices:

▪       a water consumption measurement unit;

▪       a biofilter odor control unit;

▪       a device for the removal of supernatants in the treatment of sewage; and

▪       a mobile device for the calibration of hydrometers.

We are currently awaiting responses to our patent requests from the INPI.  While the requests are under consideration, we are granted the exclusive right to use these devices.

Software

We have adopted an internal policy that provides for an active and effective audit and prevention of unauthorized software.  We have acquired the software licenses for all our workstations.

We have also developed certain computer programs for management and control of water and sewage treatment facilities, as well as for third‑party services management, called “AQUALOG (Control Water Treatment Plants),” “SGL (Bid Management System), “SCORPION (software to Operacional Control)”, “Electronic Price Quotation” (Cotação Eletrônica de Preços),  “PREGÃO SABESP ONLINE”, “SISDOC – Sistema de Controle de Documentos”, “Sistema de análise do comportamento metrológico de hidrômetros”, “Modelo padronizado de Laudo técnico-MPLT,” and "SGH" - hydrometry management system (Sistema de Gestão de Hidrometria).  We have also secured registration of these programs at the INPI.

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

Domain Names

We own the domain names described below which have been registered with the relevant entity in Brazil, Regristro.br:

▪       www.sabesp.com.br;

▪       www.corregolimpo.com.br;

▪       www.projetotiete.com.br;

▪       www.revistadae.com.br;

▪       blogdasabesp.com.br;

▪       blogsabesp.com.br;

▪       sustentabilidadesabesp.com.br;

▪       clubinhosabesp.com.br; and

▪       superh2o.com.br.

D.    Trend Information

Several factors may affect our future results of operations, liquidity and capital resources, including:

▪       the interests of our controlling shareholder;

▪       regulations issued by the ARSESP regarding several aspects of our business, including with respect to our ability to adjust our tariffs;

▪       Brazilian economic conditions;

▪       meteorological conditions;

▪       the effects of any continued international financial turmoil that may affect liquidity in the Brazilian capital and lending markets;

▪       the effects that further changes in the Basic Sanitation Law and its interpretation may have on the basic sanitation industry in Brazil and on us;

▪       the effects of inflation in our results of operations;

▪       the effects of fluctuations in the value of the Brazilian real and in interest rates on our net interest income;

▪       the effects from the increase in tariff that occurred on September 11, 2011;

▪       the renewal of our concession agreements; and

▪       the formalization of agreements with certain of the municipalities we serve.

Each of these factors is described in more detail under “5.A. Operating and Financial Review and Prospects.”

In addition, you should read “3.D. Risk Factors” for a discussion of the risks we face in our business operations, which could affect our business, results of operations or financial condition.

E.    Off‑Balance Sheet Arrangements

We had no off‑balance sheet arrangements as of December 31, 2011.

F.    Tabular Disclosure of Contractual Obligations

Our debt obligations and other contractual obligations as of December 31, 2011 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of reais)

Loans and financing	1,630.0	1,971.8	1,307.1	3,687.4	8,596.3
Estimated interest payments(1)	485.8	875.3	543.9	1,475.5	3,380.5
Operating and capital lease obligations(2)	64.1	178.9	169.6	2,599.5	3,012.1
Alto Tietê PPP	85.9	94.7	182.8	862.2	1,225.6
Pension plan contributions(3)	77.3	169.7	195.5	1,312.5	1,755.0
PAES program(4)	36.7	18.4	-	-	55.1
Purchase obligations	346.5	249.9	81.4	-	677.8
Total	2,726.3	3,558.7	2,480.3	9,937.1	18,702.4

___________

(1)   Estimated interest payments on loans and financing were determined considering the interest rates as of December 31, 2011.  However, our loans and financing are subject to variable interest indexation and foreign exchange fluctuations, and these estimated interest payments may differ significantly from payments actually made.

(2)   Includes capital lease obligations which are collateralized by part of the billings from the provision of water and sewage services.

(3)   Consists of pension plan contributions estimated for the following year.

(4)   The PAES program, as set forth by Law No. 10,684, dated May 30, 2003.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders.  Our borrowings are not affected by seasonality.  For information concerning the interest rates on our indebtedness outstanding as of December 31, 2011, see Note 12 to our consolidated financial statements included elsewhere in this annual report.

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

The current members of our board of directors were elected in the general shareholders’ meeting held on April 23, 2012.  The tenure of the directors will end upon the election of the new members at the general shareholders’ meeting to be held in April 2014.  Currently, we have three directors considered independent under the Novo Mercado rules.

Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  Its responsibilities include the establishment of policy and general orientation of our business, and the appointment and supervision of our executive officers.

The following are the names, ages, positions, dates of election and brief biographical descriptions of the current members of our board of directors:

Director	Age	Position	Date Elected
Edson de Oliveira Giriboni	59	Chairman	April 23, 2012
Sidney Estanislau Beraldo	61	Director	April 23, 2012
Dilma Seli Pena	62	Director	April 23, 2012
Walter Tesch	68	Director	April 23, 2012
Alberto Goldman	74	Director	April 23, 2012
Heraldo Gilberto de Oliveira	47	Independent Director*	April 23, 2012
Jerônimo Antunes	56	Independent Director*	April 23, 2012
Reinaldo Guerreiro	59	Independent Director*	April 23, 2012
Andrea Sandro Calabi	66	Director	April 23, 2012
Alexander Bialer	65	Independent Director*	April 23, 2012

______________________

* These directors comply with the independence requirements established by the Novo Mercado rules.

Edson Giriboni.  Mr. Giriboni has been the chairman of our board of directors since April 2011.  Mr. Giriboni holds a degree in civil engineering from the Escola Politécnica of the Universidade de São Paulo, a degree in business administration from the Associação Educacional de Itapetininga, and post-graduate degrees from the Universidade de Campinas and the Universidade Federal de Minas Gerais.  Mr. Giriboni has been the Secretary of Sanitation and Water Resources of the State of São Paulo since January 2011.  He is also a State Deputy in São Paulo.  Mr. Giriboni was the general manager of Fepasa and the vice-mayor of the city of Itapetininga where he also worked at the Municipal Department of Works and Public Utilities, and subsequently, in the Municipal Department of Industry and Development.

Sidney de Oliveira Beraldo.  Mr. Beraldo has been a member of our board of directors since April 2011.  Mr. Beraldo holds a degree in biological sciences and a degree in business administration and a post-graduate degree in business administration.  He has been the Chief of Staff of the São Paulo State Government Office since January 2011.  Mr. Beraldo started his career in politics as city councilman in 1977 and was the mayor of the city São João da Boa Vista between 1983 and 1988.  In 1994, Mr. Beraldo was elected State Deputy, position he held until March 2011 after several re-elections.  He was the president of the Legislative Assembly from 2003 to 2005, president of the State Council of the political party PSDB from 2005 to 2006, head of the Public Management Department until April 2010 and the general coordinator of Governor Geraldo Alckmin’s campaign.

Dilma Seli Pena.  Ms. Pena has been a member of our board of directors since January 2007 and our Chief Executive Officer since January 2011.  She holds a master’s degree in public administration from FGV and a degree in geography from the Universidade de Brasília.  In 1976, she began her career as a public servant working for the Research Institute of Applied Economics (Instituto de Pesquisa Econômica Aplicada), or IPEA.  She was director of the sanitation division of the Urban Policy Secretariat of the Ministry of Planning Office (Secretaria de Política de Saneamento Urbano), director of the strategic investments division of the Ministry of Planning (Investimentos Estratégicos do Ministério de Planejamento) and director of the Brazilian National Water Agency (Agência Nacional de Águas).  She was a deputy secretary of the Economics and Planning Secretariat of the São Paulo state government (Secretaria de Economia e Planejamento do Estado de São Paulo) and an effective member of the Environmental Board of the Industry Federation of the State of São Paulo (Conselho Ambiental da Federação das Indústrias do Estado de São Paulo).  From 2007 to 2011, she was responsible for the State Secretariat of Sanitation and Water Resources (formerly known as the State Secretariat of Sanitation and Energy) and has been the chairperson of the board of directors of EMAE and CESP, companies owned by the State of São Paulo.  She has authored a number of articles, texts and books in the areas of sanitation, water resources and planning.

Walter Tesch.  Mr. Tesch has been a member of our board of directors since April 2011.  He holds a degree in sociology from the University of Uruguay and a master’s degree in social sciences from the Pontifical Catholic University of Peru.  Mr. Tesch has worked in Peru, Venezuela and several Latin American countries.  Between 2005 and 2008, Mr. Tesch was the head of the administrative district of Parelheiros, a water source region in the city of São Paulo, and until 2010 he was the deputy Executive Secretary of the “Water Defense” (“Defesa das Águas”) operation, an agreement between the São Paulo Municipal and State governments.  Mr. Tesch is also the author of books on cooperativism and water sources in the city of São Paulo.

Alberto Goldman.  Mr. Goldman has been a member of our board of directors since April 2011.  Mr. Goldman holds a degree in civil engineering from the Escola Politécnica of the Universidade de São Paulo.  Mr. Goldman was vice-governor of São Paulo from January 2007 to March 2010 and governor of São Paulo from April 2010 to December 2010.  He was a member of our board of directors from April 2009 to March 2010.  He was also the State Secretary of Development (currently, Development, Science and Technology State Department) from January 2007 to February 2009, State Deputy for two terms and Federal Deputy for six terms.  Mr. Goldman was the president of the Budget Mixed Committee in 2000 and rapporteur  of the General Telecommunications Law.  He was the Special Secretary of State of the Program Coordination in 1987 and of the Administration Coordination between 1988 and 1990.  Mr. Goldman was the Minister of Transportation from 1992 to 1994.

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

Reinaldo Guerreiro.  Mr. Guerreiro has been a member of our board of directors since January 2007.  He holds a Ph.D. in accounting and controllership, a master’s degree in accounting and controllership and a bachelor’s degree in accounting sciences, all of them from FEA-USP.  Currently, he is both professor and Director at FEA-USP.  He has also authored the books “A meta da empresa, seu alcance sem mistérios,” “Gestão do lucro,” “Estruturação de sistemas de custos para gestão de rentabilidade,” and co-autored “Controladoria uma abordagem de gestão econômica” and “Contabilidade gerencial.”  He is a researcher at CNPQ and has published various scientific articles In domestic and international magazines.  He is a specialized consultant in financial management.  He has worked on various projects in the areas of financial management, costs, budget and IT in a variety of companies.  Other than for us, Mr. Guerreiro does not serve on the board of directors of any other public companies.

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

Alexander Bialer.  Mr. Bialer has been a member of our board of directors since April 2003.  He holds a degree in mechanical engineering from Instituto Tecnológico da Aeronáutica—ITA and a specialization degree in systems administration from the FGV.  He is a member of the board of directors of ROMI, AVIANCATACA, Andritz Hydro Inepar and pacific Rubiales energy.  In addition, Mr. Bialer was Director of Business Development of GE in Brazil and Latin America, from which he retired in 2002.  He also collaborated with AVON, Máquinas Piratininga and ASEA.

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

The following are the names, ages, positions, dates of election and brief biographical descriptions of our board of executive officers:

Executive Officer	Age	Position	Date Elected
Dilma Seli Pena	62	Chief Executive Officer	June 2, 2011
Manuelito Pereira Magalhães Junior	44	Corporate Management Officer	June 2, 2011
Rui de Britto Álvares Affonso	54	Chief Financial Officer and Investor Relations Officer	June 2, 2011
Paulo Massato Yoshimoto	59	Metropolitan Region Officer	June 2, 2011
Luiz Paulo de Almeida Neto	55	Regional Systems Officer	June 2, 2011
João Baptista Comparani	55	Technology, Enterprises and Environment Officer	September 15, 2011

Environment Officer

Dilma Seli Pena.  See above “—Board of Directors.”

Manuelito Pereira Magalhães Júnior.  Mr. Magalhães has been our Corporate Management Officer since January 2011.  Mr. Magalhães was a member of our board of directors from January 2007 to February 2011.  He holds a degree in economic sciences and a master’s degree in economic sciences from the Instituto de Economia, Universidade Estadual de Campinas.  He was a member of the board of directors of the Companhia de Engenharia de Tráfego de São Paulo, of the COHAB and, of the Empresa de Tecnologia de Informação e Comunicação de São Paulo.  He was a parliamentary advisor in the Federal Senate.  From 1998 to 2002, he was the special advisor of the Minister of Health.  From 2005 to 2006 he was the ombudsman of the National Supplementary Health Agency, or ANS.  From 2005 to 2006, he was the deputy secretary of the Planning Secretariat and the secretary of Planning of the Municipality of São Paulo.  He was also the technical advisor, the secretary of finance and the director of the Department of Advisory, Planning and Management in the municipality of Campinas, State of São Paulo.

Rui de Britto Álvares Affonso.  Mr. Affonso has been our Chief Financial Officer and Investor Relations Officer since July 2003.  Mr. Affonso holds a Ph.D. and a master’s degree in economics from the Universidade Estadual de Campinas, or UNICAMP, and a degree in economics from the Universidade de São Paulo.  He has been a professor at UNICAMP since 1986, a professor at FEA-USP from 1983 to 1989, and a director of public economy at Fundação do Desenvolvimento Administrativo from 1994 to 2003.  He also represented Brazil on the board of the Forum of Federations (a non‑governmental entity based in Canada) from 2000 to 2006.  Mr. Affonso has also held several positions at the State government.

Paulo Massato Yoshimoto.  Mr. Yoshimoto has been our metropolitan officer since February 2004.  He holds a degree in civil engineering from the Escola de Engenharia de Lins.  Mr. Yoshimoto joined us in 1983, and has held the positions of executive assistant to the operations office and head of the water production and maintenance and metropolitan planning departments.  Mr. Yoshimoto has also held the position of senior planning professional at Empresa Metropolitana de Planejamento, from 1975 to 1983.

Luiz Paulo de Almeida Neto.  Mr. Almeida Neto has been our regional systems officer since January 2011.  He holds a degree in civil engineering from the Escola Politécnica of the Universidade de São Paulo, a business administration degree from Fundação Educacional Votuporanga/SP and a post-graduate degree in sanitary engineering from Faculdade de Saúde Pública of the Universidade de São Paulo.  Mr. Almeida joined us in 1979 and has worked with us as head of the Baixo Tietê Business Unit responsible for the management of areas located in the hydrographic basins of Baixo Tietê, Tietê-Batalha, São José dos Dourados and Turvo Grande.  Mr. Almeida Neto has authored several articles.

João Baptista Comparini.  Mr. Comparini has been our Technology, Enterprises and Environment Officer since September 2011 He holds a degree in civil engineering with especialization in public health engineering, and holds a masters and a doctorate degree all from the Escola Politécnica of the Universidade de São Paulo.  He holds an MBA in management from Fundação Getúlio Vargas.  He joined us in 1980 and holding different positions.  From 2002 until September 2011, he was the head of the business unit of Pardo e Grade, responsible for the management of services in the municipalities of Sapucaí-Mirim/Grande, Mogi-Guaçu, Pardo and Baixo Pardo/Grande.  Mr. Comparini is author of several articles and co-author of the book Biossólidos na Agricultura.

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

For the year ended December 31, 2011, the aggregate compensation, including benefits in kind granted that we paid to members of our board of directors, board of executive officers and fiscal committee for services in all capacities was R$3.9 million.

The tables below sets forth the break down of the total compensation received by our directors and members of our board of executive officers and fiscal committee and other data related to their compensation for the periods indicated:

	Year ended December 31,
	2009	2010	2011

Total compensation per administrative body (in thousands of R$):
Board of directors	1,225	1,215	1,240
Board of executive officers	2,200	2,231	2,442
Fiscal committee	231	229	217
Total amount of compensation (in thousands of R$)	3,656	3,675	3,899

Number of members:
Board of directors	13	10	10
Board of executive officers	6	6	6
Fiscal committee	5	6	5

Fixed annual compensation
Salary (in thousands of R$):
Board of directors	918	903	853
Board of executive officers	1,283	1,304	1,265
Fiscal committee	231	229	217
Direct and indirect benefits (in thousands of R$):
Board of directors	-	-	-
Board of executive officers	406	394	495
Fiscal committee	-	-	-

Variable compensation
Bonus (in thousands of R$):
Board of directors	307	312	387
Board of executive officers	511	533	681
Fiscal committee	-	-	-

Maximum amount of compensation (in thousands of R$):
Board of directors	108	148	169
Board of executive officers	396	477	444
Fiscal committee	38	38	46

Minimum amount of compensation (in thousands of R$):
Board of directors	41	100	81
Board of executive officers	303	324	276
Fiscal committee	38	38	46

Average amount compensation (in thousands of R$):
Board of directors	94	113	128
Board of executive officers	367	372	407
Fiscal committee	46	38	46

Profit Sharing and Pension Plans

We have established a pension and benefit fund (Fundação SABESP de Seguridade Social), or SABESPREV, to provide our employees with retirement and pension benefits.  This pension plan provides benefit payments to former employees and their families.  Both we and our employees make contributions to the pension plan.  We are also required to pay supplemental pension payments relating to the employment contract of certain employees prior to the creation of SABESPREV.  Our total contributions to the pension plan totaled R$12.9 million, R$13.8 million and R$8.9 million in 2009, 2010 and 2011, respectively.  Based on independent actuarial reports, as of December 31, 2011, our obligation under these plans totaled R$1,638.2 million.  For further information on our pension plans see Note 16 to our consolidated financial statements.

Beginning in 2008, payments under the profit-sharing plan were based both on general goals that evaluate us as a whole and on other goals that evaluate the performance our different business units.  Payments are proportionally reduced annually if the goals are not completely achieved.

We recorded profit-sharing expenses of R$53.4 million, R$52.6 million and R$56.6 million in 2009, 2010 and 2011, respectively.  We do not have a stock-option plan for our employees.

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

Fiscal Committee (Conselho Fiscal)

Our fiscal committee, which is established on a permanent basis, consists of a minimum of three and a maximum of five members and generally meets once a month consists of four members and four alternates.  Furthermore, each member has its respective alternate.  The current members of our fiscal committee were elected in the shareholders’ meeting held on April 23, 2012.  Their tenure will end in 2013, depending on when they were elected.  The primary responsibility of the fiscal committee, which is independent from management and from the external auditors appointed by our board of directors, is to review our consolidated financial statements and report on them to our shareholders.

The following are the names, ages, position, date of election and brief biographical descriptions of the current and alternate members of our fiscal committee:

Fiscal Committee Members	Age	Position	Date Elected
José Antonio Xavier	51	Member	April 23, 2012
Humberto Macedo Puccinelli	54	Member	April 23, 2012
Horácio José Ferragino	61	Member	April 23, 2012
Alexandre Luiz Oliveira de Toledo	52	Member	April 23, 2012
Tomás Bruginski de Paula	50	Alternate	April 23, 2012
Antônio Cláudio Zeituni	41	Alternate	April 23, 2012
José Rubens Gozzo Pereira	64	Alternate	April 23, 2012
Joaldir Reynaldo Machado	63	Alternate	April 23, 2012

José Antonio Xavier.  Mr. Xavier has been a member of our fiscal committee since April 2011.  He holds a degree in economy and a post-graduate degree in governmental controllership from the Pontifícia Universidade Católica de São Paulo (PUC-SP).  Mr. Xavier was an auditor of the State Treasury from 1993 to 1998 and the Technical Director of the State Treasury since 1998.  He was a member of the Fiscal Committee at BANESCARD, CESP and CDHU.

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

Horácio José Ferragino.  Mr. Ferragino was elected to our fiscal committee on April 23, 2012.  He holds a degree in accounting from the Faculdades Integradas Santo Antônio – FISA-SP.  He worked in the public sector for the State Fund for School Buildings (FECE – Fundo Estadual de Construções Escolares) from 1970 to 1976, for the School Building Company from 1976 to 1988 (CONESP – Cia de Construções Escolares), for the Educational Development Foundation (FDE – Fundação para o Desenvolvimento da Educação from 1988 – 1995) and Casa Civil e Secretaria de Gestão Pública (1995 – 2012), where he coordinated projects involving public purchase policies.  He currently works as Project Coordinator for the Department of Planning and Regional Development.

Alexandre Luiz de Oliveira Toledo.  Mr. Toledo has been a member of our fiscal committee since April 2010.  He holds a degree in law from the Universidade de São Paulo.  Mr. Toledo has worked with financial institutions for 20 years, especially in capital markets transactions, defending minority shareholders.  He has worked in the legal departments of Bradesco de Investimentos and Schahin Cury S.A.  Mr. Toledo is and has been a member of various fiscal committees and board of directors including CELG, COPEL, CST and Plascar.

Tomás Bruginski de Paula.  Mr. de Paula has been an alternate member of our fiscal committee since April 2006.  He holds a degree and a master’s degree in economics from UNICAMP.  He has been a Professor at the Economics Department of Pontifícia Universidade Católica – PUC since 1986.  He has been an executive officer at Companhia Paulista de Parcerias since 2004 and Companhia Paulista de Securitização since 2009.  Mr. de Paula has worked as a consultant for several entities, including the Economic Committee for Latin America (CEPAL), the United Nations Development Program (PNUD), the Brazilian Institute of Municipal Administration (IBAM), the Brazilian School of Public and Business Administration of FGV (EBAPE/FGV), the State System Data Analysis Foundation (SEADE), and the Brazilian Electricity Agency in the infrastructure and public policy financing areas.  He is also a member of the fiscal committee of the Nossa Caixa Desenvolvimento and a member of the Board of Directos of DERSA.  Mr. de Paula was also a member of the fiscal committee of the São Paulo Company of Electric Power Transmission.

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

Joaldir Reinaldo Machado.  Mr. Machado has been an alternate member of our fiscal committee since April 2010.  He holds a degree in economics from Universidade de São Paulo.  Mr. Machado has been an employee of SEADE since 1979.  He has also held several other management positions, including management advisor to Empresa Metropolitana de Planejamento – EMPLASA, financial executive of the Finance Department of our Company, chief of staff of the Environment Secretariat and chief of staff and head of department of the SEADE Foundation.  Mr. Machado is currently the chief of staff of the Economy and Planning Secretariat of the São Paulo State Government.

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

The following are the names, positions and dates of election of the members of our audit committee:

Director	Position	Date Elected
Jerônimo Antunes	Coordinator and Financial Expert	April 26, 2012
Reinaldo Guerreiro	Member	April 26, 2012
Heraldo Gilberto de Oliveira	Member	April 26, 2012

Regulatory Affairs Committee

Our bylaws provide for a regulatory issues committee to be comprised by the our Chief Executive Officer, Chief Financial Officer and Investor Relations Officer, Metropolitan Officer, and Regional System Officer. The regulatory affairs committee is responsible for defining our regulatory directives, strategies and guidelines and coordinating our regulatory affairs department, subject to the guidelines defined by our  board of directors.

The Chief Executive Officer acts as chairman of our regulatory affairs committee and is responsible for proposing its internal regulations to be approved by the committee. Pursuant our bylaws, the head of regulation shall be the executive secretary of the committee.

Under our bylaws, the resolutions of our regulatory affairs committee shall be binding and our executive boards shall be entitled to implement them in the scope of its jurisdiction. Meetings of our regulatory affairs committee are held at least once a month, if ordinary, and when extraordinary can be called by any of our committee’s members.

Corporate Governance Practices

The significant differences between our corporate governance practices and NYSE standards can be found on our website, www.sabesp.com.br, at the following location:  Investors Relations – Corporate Governance – SABESP and NYSE Standards.  The information found at this website is not incorporated by reference into this document.

D.    Employees

As of December 31, 2011, we had 14,896 full-time employees.  In 2011, we had an average of 918 trainees and 506 apprentices (aprendizes), as defined by federal Law No. 10,097, dated December 19, 2000.

The following table sets forth the number of our full-time employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2009	2010	2011
Number of employees by category of activity:
Projects and operations	9,763	10,092	9,782
Administration	2,574	2,527	2,501
Finance	490	477	454
Marketing	2,276	2,234	2,159
Number of employees by corporate division:
Head office	1,541	1,496	1,475
São Paulo metropolitan region	7,055	7,135	6,861
Regional Systems	6,507	6,699	6,560
Total number of employees	15,103	15,330	14,896

The average tenure of our employees is approximately 17 years.  We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security.  We believe that our relations with our employees are generally satisfactory.

Approximately 70% of all our employees are members of unions. The five main unions that represent our employees are the Sindicato dos Trabalhadores em Água, Esgoto e Meio Ambiente de São Paulo - SINTAEMA, Sindicato dos Trabalhadores da Região Urbana de Santos, São Vicente, Santos, Região Metropolitana de Santos, Litoral Sul e Vale Ribeira - SINTIUS, the Sindicato dos Engenheiros do Estado de São Paulo - SEESP, the Sindicato dos Advogados de São Paulo - SASP and the Sindicato dos Técnicos Industriais de Nível Médio(2ºGrau) no Estado de São Paulo - SINTEC. As a result of the 2010 collective bargaining discussions, wages were temporarily increased by 5.05%. The unions filed a claim with the Labor Court seeking to, among other requests, increase wages by 1.5%, increase the salary base over which the annual profit distribution is calculated, increase payment of overtime in 100% and increase additional payment of working night hours from 20% to 50%. The Labor Court decided in favor of the unions and we appealed from the decision. We are still waiting for the decision on our appeal. Any unfavorable decision by the Labor Court will result in an increase in expenses with personnel. Our most recent collective bargaining agreement, entered into in 2011: (i) increased wages by 6.39% (which corresponds to the adjustment for inflation for the period) plus a real gain of 1.51%, (ii) established an employment guarantee for 98% of our employees, (iii) increased the number of days permitted under maternity leave from 120 to 180 days and (iv) increased meal vouchers by 10.07%, among other provisions.

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

E.    Share Ownership

As of April 23, 2012, the members of the board of directors and the executive officers owned an aggregate of 2,612 common shares.  The members of our board of directors and our executive officers, on an individual basis and as a group, beneficially own less than 0.1% of our common shares.  See “Item 7.A. Major Shareholder” for more information.  As of the same date, none of our directors and executive officers owned any stock option plans.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholder

Our outstanding capital stock as of December 31, 2011, consisted of 227,836,623 common shares, without par value.  Under our bylaws and the State laws, the State is required to own at least one-half plus one of our outstanding common shares.  All of our shareholders, including the State, have the same voting rights.

The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of April 23, 2012.

	Common shares
	Shares	%
State of São Paulo	114,508,086	50.3%
Directors and executive officers of SABESP	2,612	Less than 0.1%
Others	113,325,925	49.7%
Total(1)	227,836,623	100.0%

_____________

 (1)   As of April 23, 2012, 24.8% of our outstanding common shares were held by 2,977 registered shareholders in Brazil.

As of April 20, 2012, 24.9% of our outstanding common shares were held in the United States, in the form of ADSs.  According to the ADS depositary’s records, which contain information regarding the ownership of our ADSs, there were, on March 30, 2012, 38 record holders of ADSs in the United States.

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

Rending Services

We provide water and sewage services to the federal government, state and municipal governments and government entities in the ordinary course of our business.  Sales of water and sewage services to the State, including State entities, totaled R$358.3 million in 2009, R$383.5 million in 2010 and R$405.0 million in 2011.  Our accounts receivable from the State for water supply and sewage services totaled R$169.5 million, R$157.2 million and R$145.4 million, as of December 31, 2009, 2010 and 2011, respectively.  In addition, as required by law, we invest our cash and cash equivalents with government financial institutions in short-term securities.

Payment of Pensions

Pursuant to a law enacted by the State, certain former employees of some State-owned companies that provided services to us in the past and later merged to form our Company acquired a legal right to receive supplemental pension benefit payments.  These rights are referred to as “Plan G0.”  These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor.  In 2009, 2010 and 2011, we made payments to former employees of R$108.0 million, R$118.4 million and R$124.4 million, respectively, in respect of Plan G0.  The State made reimbursements in 2009, 2010 and 2011 in the amount of R$83.7 million, R$59.0 million and R$60.4 million, respectively.

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

On December 11, 2001, we entered into an agreement with the State and the DAEE.  Pursuant to this agreement, the State acknowledged and agreed, subject to an audit by a State‑appointed auditor, to pay us amounts it owed to us in respect of:

▪        water and sewage services we provided to governmental agencies, State‑owned autonomous entities and foundations through December 1, 2001, and that was not offset in accordance with the September 1997 memorandum of understanding, in the total amount of R$358.2 million.  This amount was renegotiated and included in the second amendment to this agreement discussed below; and

▪ supplemental retirement and pension benefits we paid from March 1986 to November 2001 on behalf of the State to former employees of the State‑owned companies which merged to form our Company; as we did not reach an agreement regarding these amounts, a joint inquiry has commenced in order to ensure agreement between us and the State, in the total amount of R$320.6 million.  This amount was renegotiated and included in the third amendment to this agreement discussed below.

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

In addition to the Undisputed Reimbursement Amount, there is an outstanding balance relating to the Disputed Reimbursement Amount.  As of December 31, 2011, the Disputed Reimbursement Amount amounted to R$1,290.7 million, but due to the uncertainty regarding the recovery of the amount our management decided not to recognize the reimbursements.  See Note 8 to our consolidated financial statements as of and for the year ended December 31, 2011 regarding the Disputed Reimbursement Amount.  We and the State have agreed that the dispute relating to the Disputed Reimbursement Amount will not prevent us from carrying out the commitments made in the December 2001 agreement.  We are working with the State government to obtain legislative authorization to transfer the reservoirs to us.

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

Finally, the third amendment to the December 2001 agreement established that the Public Attorney’s Office of the State of São Paulo, or the Public Attorney’s Office, would issue a revised interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount.  At that time, we believed that the Public Attorney’s Office would issue a revised interpretation which would have helped us bring the negotiations with the State to a conclusion.  However, contrary to our expectations, the Public Attorney’s Office recent interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount refuted the reimbursement of the largest portion of this amount.  As of December 31, 2011, we had made a provision of R$1,512.1 million in our pension obligations accounts in respect of the Disputed Reimbursement Amount.

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

On June 23, 2010, we entered into a formal agreement with the State and the city of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30-year period, which may be extended for an additional 30-year period.  Municipal Law No. 14,934/2009 authorized the city of São Paulo to enter into an agreement with us.  The agreement establishes, among other things, how specific amounts of gross revenues from the services we render should be allocated (after deduction of COFINS and PASEP).  This agreement requires, among other things, (i) to invest at least 13.0% of the gross revenues from sales and services we obtain from the municipality of São Paulo, net of taxes on revenues in the improvement of water and sewage infrastructure in the city of São Paulo; (ii) that our investment plan must be compatible with the activities and programs included in the sanitation plan of the State, the sanitation plan of the city of São Paulo and, if necessary, the sanitation plan of the metropolitan region of São Paulo; and (iii) that we contribute 7.5% of the gross revenues we obtain from this agreement to the São Paulo Municipal Sanitation Fund. The investment plan under this agreement is not irrevocable and will be reviewed by our management committee every four years, especially with regards to investments to be executed in the subsequent period. In addition, the agreement provides that the ARSESP, the State agency responsible for regulating the basic sanitation industry, will ensure that the tariffs charged (a) will adequately compensate us for the services we provide and (b) can be adjusted to restore the original balance between each party’s obligation and economic gain (equilíbrio econômico-financeiro).  We currently have an investment plan in place that consider these obligations and also addresses the compatibility with the activities and programs included in the sanitation plan of the State and of the municipality of São Paulo and, if necessary, the plan of the metropolitan region of São Paulo. See “Item 4.B. Business Overview—Our Operation—Operations in the City of São Paulo and Certain Metropolitan Regions.”

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

Cash and Cash Equivalents

Our cash and cash equivalents invested with State financial institutions in short-term securities amounted to R$722.2 million, R$1,945.7 million and R$2,070.2 million, as of December 31, 2009, 2010 and 2011, respectively.  Interest income from these investments totaled R$74.2 million in 2009, R$137.7 million in 2010 and R$271.8 million in 2011.

Government Guarantees of Financing

In some situations, the federal government, the State or government agencies guarantee our performance under debt- and project-related agreements.

Furthermore, the federal government has guaranteed, and the State has provided a counter-guarantee, in respect of the financial agreements we entered into with the IADB (i) in 1992 and 2000 for the total original aggregate amount of US$650.0 million related to the financing of the first and second phases of the Tietê River recovery project to reduce pollution; and (ii) in 2010 for the aggregate amount of US$600 million related to the financing of the third phase of the Tiête River project. The federal government has also guaranteed and the State of São Paulo has provided a counter-guarantee, in respect of the financial agreement we entered with the International Bank for Reconstruction and Development (IBRD) in the amount of US$100 million for the Water Source Program (Programa Mananciais).

We also entered into credit agreements with the JICA, which were guaranteed by the federal government, with counter-guarantee from the State of São Paulo, for the financing of (i) the Clean Wave Program for the Baixada Santista metropolitan region, in August 6, 2004, for an aggregate principal amount of ¥21,320 million; (ii) the second phase of the Clean Wave Program, in February 2011, for an aggregate principal amount of ¥19,169 million; (iii) the environmental improvement program in the basin of the Billings dam, as part of the New Life Program (Programa Vida Nova), in October 2010, for an aggregate principal amount of ¥6,208 million; and (iv) the Corporate Program for Water Loss Reduction, in February 2012, for an aggregate principal amount of ¥33,584 million

The State has also guaranteed a portion of our repayment obligations under loan agreements that we entered into with the federal government in 1994 through its financial agent, Banco do Brasil S.A. which totaled R$828.2 million as of December 31, 2011.

In addition, we are currently negotiating with Caixa and BNDES for additional loans to finance portions of our capital expenditure program.

For more information on the aforementioned loans, see “Item 5.B. Liquidity and Capital Resources—Capital Sources—Indebtedness Financing.”

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

Agreements with Lower Tariffs

We have entered into agreements with public entities, including State entities and municipalities, which manage approximately 5,700 properties.  Under these agreements, these public entities pay a different tariff which is approximately 25.0% lower than the tariff that applies for the public entities that have not entered into these agreements, provided such entities implement our PURA program for the rational use of water, which includes a reduction of at least 10.0% in water consumption.  These agreements are valid for a 12-month term with automatic renewal for equal periods.  Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

Personnel Assignment Agreement among Entities Related to the State Government

We have personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed.  The expenses related to personnel assigned by us to other state government entities in 2009, 2010 and 2011 amounted to R$5.4 million, R$5.6 million and R$10.9 million, respectively.

In 2011, none of our personnel had been assigned by other entities. In 2010 and 2009, the expenses related to personnel assigned by other entities to us totaled R$0.3 million.

Services Obtained from State Government Entities

As of December 31, 2011, 2010 and 2009, we had an outstanding amount payable of R$12.1 million, R$11.4 million and R$10.4 million, respectively, for services rendered by São Paulo State government entities, including the supply of electric power by CESP.

Non-operating Assets

We lend land, free of charge, to associations, support entities, non‑governmental organizations and to DAEE, among others.  Such non-operating assets totaled R$26.5 million, R$25.4 million and R$21.5 million as of December 31, 2009, 2010 and 2011, of which R$2.3 million was lent to DAEE, as of December 31, 2011.

Banco do Brasil

We filed a lawsuit against the Department of Finance of the State São Paulo seeking financial compensation related to the transfer of our exclusive rights in bank services. On March 27, 2007, the State of Sao Paulo sold exclusive rights in the provision of banking services administration entities directly and indirectly in favor of Banco Nossa Caixa.  On May 27, 2010, the State of Sao Paulo sold them in favor of Banco do Brasil.  In this lawsuit, we were pleading financial compensation for the sale of its exclusive rights, requiring a percentage of the values that the State of São Paulo received from each of the financial institutions for the services contract entered into.

On June 28, 2011, we entered into an agreement with the State of Sao Paulo for the , whereby we received the amount of R$63.4 million upon reduction, as compensation of credit held by the State, corresponding to interests on shareholders’ equity in the fiscal year 2010.

Transactions with SABESPREV Pension Fund

SABESPREV is a pension fund we established to provide our employees with retirement and pension benefits.  The assets of SABESPREV are independently held, but we nominate 50.0% of SABESPREV’s board of directors, including the chairman of the board, who has the deciding vote pursuant to the applicable legislation.  Both we and our employees make contributions to SABESPREV pension plans.  We contributed R$12.9 million, R$13.8 million and R$8.9 million in 2009, 2010 and 2011, respectively.  On May 29, 2001, a federal law was enacted which, among other provisions, limits the amount mixed capital companies, like us, may contribute to their pension plans.  Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of these plans.

Our original pension plan (the Defined Benefit Plan) has an actuarial deficit.  We have commenced studies to manage this deficit and have also created a new, defined contribution plan, Sabesprev Mais.  Our new plan was approved by the Previc in June 2010, after which our old plan stopped accepting new members.  Contributions to the new plan are also shared between plan members and Sabesp, and benefits are established based on the balance of the individual member’s account when payment on his or her benefit begins.  This balance consists of contributions and profitability obtained when applying resources.  We intended to have members of the old plan migrate their reserves to the new plan.  This migration was temporarily interrupted by a judicial order as a result of proceedings brought by representative entities for our employees and ex-employees.  In October 2010, the judge presiding over the case pronounced in an interim decision that people and reserves were not allowed to migrate between the plans until a further decision was made.  This decision also prevents the plan from charging contributions to account for the deficit for those who remained covered by the original plan.

Compensation of Management

The compensation paid by us to the members of our board of directors, board of executive officers and fiscal committee amounted to R$2.6 million in 2009, 2010, and 2011, and it refers to salaries and other short-term benefits to employees and management.  An additional amount of R$0.8 million, R$0.8 million and R$1.1 million related to the bonus program, was accrued in 2009, 2010 and 2011.

For further information on management compensation, see “Item 6.B. Compensation.”

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

See “Item 3.A. Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are a party to judicial and administrative proceedings relating to civil, environmental, labor and tax matters.  As of December 31, 2011, we estimated that these legal proceedings totaled R$24,152.0 million (excluding the amount of R$133.1 million related to court deposits).  This amount was based on probable, possible and remote losses and on the value attributed to the lawsuit by the plaintiffs in some cases and on the economic value of the lawsuits in others.  Out of the total amount of contingencies as of December 31, 2011, approximately R$2,367.2 million relate to tariff-related legal proceedings and consumers claims, approximately R$1,147.8 million relate to contractors’ claims, approximately R$1,105.7 million relate to tax proceedings, approximately R$349.7 million relate to labor proceedings, approximately R$18,405.1 million relate to civil public actions related to environmental matters and approximately R$776.4 million relate to other civil matters.  As of December 31, 2011, the provision for legal contingencies totaled R$1,571.8 million (excluding the amount of R$120.7 million related to court deposits), of which R$618.5 million relate to tariff-related legal proceedings and consumers claims, R$420.8 million relate to contractors’ claims, R$76.4 million relate to tax proceedings, R$156.5 million relate to labor proceedings, R$121.2 million relate to civil public actions related to environmental matters and R$178.4 million relate to other civil matters.

The table below sets forth, as of December 31, 2011, our estimated contingencies with respect to legal proceedings, categorized by potential risk of loss:

Total Value
(in thousands of reais)
Expected probable loss	1,571,829
Expected possible loss	2,621,800
Expected remote loss	19,958,346
Total	24,151,975

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

The civil public lawsuits related to environmental matters to which we are party include the following:

▪	The Public Prosecution Office of the State of São Paulo has brought a civil public action requesting remedies due to environmental damage caused by the release of sludge from the Rio Grande water treatment facilities into certain receiving waters and the Billings reservoir and seeking the immediate cessation of this activity and the implementation of an environmental recovery project. The Trial Court ruled in our favor, and there was a subsequent appeal against this decision. In May 2006, the appellate court ruled against us and ordered us to cease the release of sludge within a year from the final ruling. The court also determined that the environmental recovery must be carried out within two years of the date of the ruling, under the penalty of a daily fine of R$10,000 to compensate for environmental damage. We appealed from this decision and the court decided against us in a final decision. We are currently studying a proposal to be made to the Public Prosecution Office of the State of São Paulo on how to implement the environmental recovery we have been imposed. As of December 31, 2011, we had provisioned R$1.2 million for the effects of this lawsuit.

▪	A public civil action filed by the Public Prosecution Office of the State of São Paulo against us and the Cotia Mayor’s Office seeking individual and joint adverse judgments against the defendants and requesting: (i) the permanent cessation of the release of untreated water effluents into the Cotia River or its tributaries, subject to a daily fine in the case of non-compliance; (ii) the treatment of sewage prior to its release into the Cotia River, under the penalty of a daily fine in the event of non-compliance; (iii) the full restoration of soil, of surface and underground water bodies and of vegetation to their original condition, under the penalty of a daily fine in the event of non-compliance; (iv) the payment of compensation for environmental damage caused to soil, water sources and underground and surface water bodies that cannot be recovered. The appellate court rendered decisions favorable to us with respect to items (i), (iii) and (iv) mentioned above. According to evaluations by the court’s technical expert, as of October 17, 2006, compensation for environmental damages was R$826.8 thousand or R$5.8 million if damage caused to the neighboring Cotia River is included. This amount is under discussion, and its approval is subject to a final decision by the court of first instance. Our legal counsel assessed the risk of loss as probable. In December 2011, the court’s technical expert’s evaluation for the compensation was adjusted to R$11.6 million. The lawsuit is currently being enforced against us. We are in negotiation with the Public Prosecution Office of the State of São Paulo to settle this lawsuit.

▪	In 2003, the Piracicaba Civil Entities Coordination Board filed a public civil action against us, the ANA and the Government of the State of São Paulo, seeking remedy for damage caused by the use of the Piracicaba, Jundiaí and Capivari river basins to supply the São Paulo metropolitan region through the Cantareira Water System for nearly 30 years. The value attributed to the claim was R$11.4 billion on December 10, 2003, and later adjusted to R$17.2 billion as of December 31, 2011. The lawsuit was dismissed on July 8, 2011, but the Piracicaba Civil Entities Coordination Board filed a motion for the clarification of a certain aspect of that decision. Having the motion rejected, the plaintiff may file an appeal to the Superior Courts. So far no value has been set for the damages alleged. Our legal counsel assessed the risk of loss as remote. No provision has been made for this lawsuit.

▪	The Public Prosecution Office of the State of São Paulo has filed a public civil action against us, AES Eletropaulo, DAEE, CETESB and the State Secretariat of Treasury seeking a joint condemnation for alleged environmental damage caused by the reversal of the Pinheiros River into the Billings Dam. A Trial Court found the defendants guilty and, based on an expert’s report which estimated the amount of damages, ruled that the defendants jointly pay R$284.5 million in damages. As of December 31, 2011, the amount of damages totaled R$618.3 million, after monetary adjustment. We, DAEE, AES Eletropaulo, CETESB and the State Treasury Department have filed an appeal against the ruling at the appellate court. The appellate court ruled in our favor, and the plaintiff appealed from this decision. We are currently awaiting the decision on the plaintiff’s appeal. Our legal counsel assessed the risk of loss as remote. No provision has been made for this lawsuit.

▪	The Public Prosecution Office of the State of São Paulo has filed a civil public action against us seeking (i) that we cease releasing untreated sewage into receiving waters and into the soil; (ii) that we implement a sewage system in the municipality of Vargem Grande Paulista and the necessary infrastructure for the sewage treatment; and (iii) indemnification for irreversible damages caused to the environment and public health, subject to daily fines. The trial court ruled partially against us, and we appealed unsuccessfully. We have filed appeals for the Superior Courts. Our legal counsel assessed the risk of loss as probable. The value attributed to the lawsuit was R$3.0 million as of November 20, 2007, and later adjusted to R$3.8 million as of December 31, 2011.

▪	The Public Prosecution Office of the State of São Paulo filed a civil public action against us and the Piracaia Mayor’s Office seeking that we cease to release untreated residential sewage in the Atibaia River or be subject to specific performance or a daily fine. The value attributed to the lawsuit was R$3.5 million as of July 11, 1996, and later adjusted to R$100 thousand, which was updated to R$262 thousand as of December 31, 2011. This lawsuit is in its initial stage, pending judgment from the trial court. Our legal counsel assessed the risk of loss as possible. No provision has been made for this lawsuit.

▪	The Public Prosecution Office of the State of São Paulo filed a civil public action against us seeking that we (i) cease to release untreated sewage effluents into the Capivari river in the municipality of Campos do Jordão within 540 days from the filing of the lawsuit, subject to a daily fine of R$100,000; and (ii) fully restore the environmental damage or indemnify the State for such damages if restoration is not viable. The court of first instance ruled against us, and we appealed. The appellate court also ruled against us, but reduced the daily fine to R$10,000. We have appealed the appellate court’s ruling and are currently waiting for a ruling on our appeal. Our legal counsel assessed the risk of loss as probable. We have entered into a settlement with the Public Prosecution Office of the São Paulo on July 11, 2011 agreeing to build a sewage treatment station by December 31, 2013. As compensation for the environmental damage, we have agreed to recover 10 (ten) hectares of the damaged area in Campos do Jordão, planting approximately 16,667 trees, of which 39% should be of exotic species for public exhibition at certain blocks of Avenue Emílio Ribas, at Capivari. We also agreed to expand the sewage system of that municipality and to create a center for environmental education.

▪	On April 12, 2005, the Federal Public Prosecution Office and the Federal Government sued us and the Santos Mayor’s Office requesting (i) the full restoration of the area where the outlet pipes were built to its original condition, with appropriate technical safeguards, and the conservation of the remaining trees; (ii) the maintenance of the area in a condition that is adequate for its use for the population; (iii) that an environmental license be obtained before any modification to the sewage outlet pipes, with the requirement that the license and an obligatory environmental impact study and report (Estudo Prévio de Impacto Ambiental e Relatório de Impacto Ambiental, or EIA-RIMA, be submitted for approval to the appropriate federal authorities; and (iv) the restoration of the area to the condition it was in prior to the construction of the sewage outlet pipe platform, provided this is determined to be feasible pursuant to the EIA-RIMA. The trial court ruled in our favor, but the Federal Public Prosecution Office and the Federal Government filed an appeal against that decision. We have submitted additional evidence for consideration, and we are waiting for the decision of the Regional Federal Court. Our legal counsel has assessed the risk of loss as possible. The value attributed to the lawsuit was R$2.1 million as of December 31, 2011. No provision has been made for this lawsuit.

▪	On October 19, 2009, the Public Prosecution Office of the State of São Paulo filed a civil public action against us and the municipality of Itatiba seeking that we (i) cease releasing untreated sewage in Itatiba or be subject to a daily fine of R$10,000; (ii) fully restore within one year the soil, the surface and underground water bodies and vegetation to their original condition, or be subject to a daily fine of R$10,000 in the event of non compliance; (iii) indemnify the State for damages when restoration is not viable; and (iv) indemnify the State in an amount not less than R$2.0 million for moral damages. This lawsuit is in its initial stage and is pending judgment from the trial court. As of December 31, 2011, the value attributed to this lawsuit was R$31.4 thousand. Our legal counsel assessed the risk of loss as possible. No provision has been made for this lawsuit.

▪

On August 8, 2008, the Public Prosecution Office of the State of São Paulo won a civil public action against us requiring us, within a maximum of three years, to treat all domestic sewage in Águas de Santa Bárbara before releasing it into any waterway, or be subject to a daily fine of R$1,000, as from August 8, 2008 for a maximum period of 18 months.  We appealed and were waiting the appeal court’s judgment until we entered entered into a settlement with the Prosecution Office of the State of São Paulo on August 05, 2011. Through this settlement, we agreed to create a treatment facility for the domestic sewage of Águas de Santa Bárbara until October 2012, and also to abstain from releasing any non-treated domestic sewage into a waterway in that area.

▪	A civil public action was brought against us by the Public Prosecution Office of the State of São Paulo. We appealed an unfavorable decision of the trial court, and the appeal court ruled against us, requiring us (i) to cease to release any untreated sewage into the river system in the Guareí region, or be subject to a fine of R$150,000 for each violation; (ii) to invest as necessary in the municipality of Guareí’s water treatment and sewage system so as to complete within 180 days all works necessary for sewage treatment, or be subject to a daily fine of R$100,000; (iii) to pay an indemnity in respect of all damage caused to the environment and to clean up any such damage in settlement of the judgment. The judgment was not clear as to the fines imposed and this led to an appeal, which the court refused in May 2010. After the appeal court ruled against us, we applied to have this lawsuit heard by the State of São Paulo Court of Special and Extraordinary Measures (Recursos Especial e Extraordinário pelo Tribunal de Justiça do Estado de São Paulo), and that court is currently considering whether to hear the case. Our legal counsel assessed the risk of loss as probable. As of December 31, 2011, the value attributed to this lawsuit was R$38.4 million, based on the settlement offered by the State Public Prosecution Office in July 2010, and we have recorded provisions in this amount as of that date.

▪	The Public Prosecution Office of the State of São Paulo filed a civil public action against us, requiring us (i) to cease to release any untreated sewage from the Araça pre-treatment plant (Estação de Pré Condicionamento), or EPC, into the São Sebastião canal without obtaining the necessary environmental licenses, or be subject to a daily fine of R$100,000; (ii) to obtain and maintain the necessary environmental license to operate the Araça EPC, or be subject to a daily fine of R$100,000; (iii) to release into the São Sebastião canal only domestic sewage that complies with legal guidelines; (iv) to comply with all of the technical requirements set out in the environmental license, as well as the requirements specified following inspections by the CETESB; and (v) to pay an indemnity of R$50.0 million for environmental damage. The preliminary judgment was deferred, and we were required (i) to present to the court within six months the environmental license for the Araça EPC, or be subject to a daily fine of R$100,000, and (ii) to present to the court within 30 days a contract with a company to carry out an independent technical study with monthly reporting to monitor and collect samples from the areas of São Sebastião canal where there are underwater outlets from the Araça EPC, as well as from the beaches and mangroves within 8 km to the north of south of the Araça EPC. The sediment samples from the mangroves were required to be analyzed for the existence of fecal coliforms as well as water quality. This lawsuit is in its initial stage and is pending judgment from the court of first instance. Our legal counsel has assessed the risk of loss as possible. The value attributed to the lawsuit as of December 31, 2011 was R$123.4 million. No provision has been made for this lawsuit.

▪	The municipality of Águas de São Pedro filed a civil public action against us on September 14, 2004, with a request for summary judgment or the imposition of a daily fine. This lawsuit aims to require us to undertake works and services necessary to remove the direct discharge of sewage beside the green areas and the Pantanal source and lake that are located close to Rua dos Pinheiros, in the Bairro Jardim Iporangadistrict of the municipality of Águas de São Pedro. It also aims to require us to pay indemnities for alleged damage caused to the environment, to health and to citizen’s property. On June 26, 2006, the court of first instance ruled that the claim was without merit. However, on September 22, 2009, the appeals court ruled that the claim was proven and granted an injunction, ordering us to comply with the requirement to clean up the environmental damage within 180 days in satisfaction of the judgment, and imposing a daily fine of R$5,000. We appealed from this decision, and the court decided against us. We filed another appeal from this decision and are currently awaiting its decision. Our legal counsel has assessed the risk of loss as probable. The value attributed to this lawsuit as of December 31, 2011 was R$2 million, and we have recorded provisions in this amount as of that date. Currently, we are awaiting the response from the State of São Paulo Court of Special and Extraordinary Measures (Recursos Especial e Extraordinário pelo Tribunal de Justiça do Estado de São Paulo) in relation to this lawsuit.

▪	The Public Prosecution Office of the State of São Paulo filed a civil public action against us for the indemnification on environmental damages and for us to cease the discharge of untreated sewage into the Alegre river in the area of the municipality of Paraguaçu Paulista. The first instance judge has ruled against us so that we (i) cease the discharge of untreated sewage into Alegre river; (ii) to invest as necessary in that municipality’s water treatment and sewage system; and (iii) pay indemnities for alleged damage caused to the environment, which the court arbitrated at R$168.9 million. The court has also imposed a daily fine in case of disobedience of item (i) and (ii) above. We appealed from this decision, and the court decided against us. We then entered into a settlement with the Public Prosecution Office of the State of São Paulo, having agreed to pay R$34 million as indemnity for environmental damages and invest R$8.7 million within 54 months on the water treatment and sewage system. The deadlines and planning for the performance of the agreement have not yet been settled. Our legal counsel assessed the risk of loss as probable. As of December 31, 2011, we provisioned R$43.7 million for this matter.

▪	The municipality of Atibaia filed a civil public action against us on August 2010, for the indemnification on environmental and urban damages related to flood that took place in December 2009 and January 2010 and for us to take preventive steps to avoid new damages related to similar events. The first instance judge has granted the municipality of Atibaia an injunction ordering us to perform emergency repairs around the area of the Atibaia river, or be subject to a daily fine of R$50,000. We appealed from that decision, and the injunction was suspended by the second instance court. We currently await the decision of the superior courts on the injunction. We still await a final judgment to resolve all matters of the lawsuit. The estimated amount for this lawsuit is R$ 1.9 million. Our legal counsel assessed the risk of loss as possible and no provision was made for this lawsuit.

We are currently involved in other environmental lawsuits and administrative proceedings against the release of untreated sewage in the municipalities, which have been evaluated as probable and possible losses.  The amounts provisioned may not always represent the final amount to be paid as compensation for the alleged damages, in view of the current status of the lawsuits and since our management cannot reasonably estimate the amounts of future disbursements.  As of December 31, 2011, the total amount provisioned was R$121.2 million.

Labor Proceedings

We are party to labor proceedings, mainly regarding unpaid overtime, health and safety conditions in the workplace, among others.  We make provisions for part or the entire amounts involved in the proceedings.  For those cases in which the probability of loss is assessed as probable, we provision the full amounts being discussed.

As of December 31, 2011, we were party to approximately 5,432 labor proceedings and one public civil action filed by some of our current and former employees.  Some of these lawsuits seek to negotiate certain benefits granted by Law No. 4,819 of August 26, 1958.   Our position in these lawsuits is that the State government, and not us, should be responsible for the payments due to the plaintiffs.  In the public civil action filed against us and the State Treasury, a temporary injunction was granted in the trial court requiring us to pay the benefits set forth in Law No. 4,819/58 to all the plaintiffs.  A trial court ruled on April 5, 2005, granting the relief sought under this proceeding and confirming the temporary injunction requiring us to continue to pay the benefits.  We have appealed this decision.  There are currently other pending individual lawsuits discussing the same claims, and up to the date of this report neither we nor the State government had reached an agreement as to the indemnification amounts related to these proceedings.

In order to continue to seek reimbursement of the amounts related to the payment of retirement benefits and pensions paid by us that our management understands is in fact owed by the State government, we have taken the following measures:  (i) on March 24, 2010, we sent a letter to our controlling shareholder in an attempt to start an arbitration proceeding before the BM&FBOVESPA arbitration chamber, (ii) In June 2010, we sent a settlement proposal to the Secretary of Treasury, which was denied, and (iii) on November 9, 2010, we filed a civil lawsuit against the State of São Paulo seeking full reimbursement of the amounts paid as benefits granted by Law No. 4,819/58 and we are waiting on the court’s decision.  Regardless of the civil lawsuit, we will continue to actively seek a settlement with the State government.

Among the mentioned labor proceedings, as of December 31, 2011, we were party to two collective lawsuits brought by the syndicate of the workers of the water and sewage systems and environment of the State of São Paulo (SINTAEMA). The first relates to the scheduling of the workers and we had a ruling against us in the amount of approximately R$62.6 million. This lawsuit in currently under enforcement calculations. A second lawsuit filed by that syndicate relates to the increase in 1.5% of our salary base for 2010/2011, as well as overtime adjustments. The court has ruled against us and we have filed an appeal to the superior labor court, where the appeal is currently under review. The approximated amount in dispute in this lawsuit is R$11.8 million as of December 31, 2011, with a probable risk of loss.

As of December 31, 2011, the total amount in controversy in the labor proceedings was R$301.6 million for risks considered as probable and possible losses.  We have established a provision of R$156.5 million as of December 31, 2011 for these contingencies, including the lawsuits described in the preceding paragraphs, based on calculations made by our legal and human resources departments.

Tax Proceedings

Our tax proceedings and our contingency reserves for tax proceedings refer mainly to tax collection suits resulting from different interpretations by us and the competent government authority with respect to the applicable law.  The tax proceedings to which we are party include the following:

▪	We are challenging the city of São Paulo’s taxation of the use of public areas for the installation of water and sewage mains for the provision of public sanitation services. The tax was originally established by municipal decree No. 38,139/99 and later replaced by municipal decree No. 40,532/2001 and finally by the municipal Law No. 13,614/2003. On February 22, 2000, we filed a writ of mandamus requesting an injunction to challenge this tax. This first lawsuit covers the taxation before the enactment of municipal Law No. 13,614/2003. The trial court ruled partially in our favor, by prohibiting the requirement to pay the tax provided for in this law, and the appellate court confirmed that the tax was not due. The city of São Paulo appealed this decision, and a final decision is pending. On April 20, 2004, we filed a writ of mandamus requesting temporary injunction against the collection of this tax based on challenges to Law No. 13,614/2003. The court granted this injunction. The São Paulo city government appealed this decision, and an appellate court decision is still pending. We cannot estimate the potential increase in our expenses should we have to pay this tax for the use of public areas for the installation of water and sewage mains for the provision of public sanitation services should we be required to pay such tax since 1999. We have not provisioned for any type of potential expense deriving from this municipal tax.

▪	The municipality of São Paulo has notified us of alleged infractions on the payment of Brazilian Service Tax (Imposto Sobre Serviço), or ISS. This charge is related to the enactment of municipal Law No. 13,476/2002, before which we were exempted from such charge. The municipality is charging the amount of approximately R$223.9 million in charges and penalties. We filed a writ of mandamus against the administrative decision that imposed those charges. The trial court originally granted a preliminary injunction in our favor in the writ of mandamus, suspending the levy of the tax, but later ruled against us. In July 2005, we filed an appeal to maintain the injunction previously granted, which was denied in January 2012. We filed a motion to clarify items in this decision, which is under the review of the court. On the same matter, we filed a lawsuit confronting the basis for the charge, challenging Law No. 13,476/2002. We have been granted an injunction within this lawsuit that suspended the levy of the tax until the final judgment from the court. We are currently waiting for a final decision on this matter. The risk of loss has been considered as possible and we have not provisioned for any type of potential expense deriving from this municipal tax.

▪	We proposed to carry-over losses from previous years to offset an income tax liability of approximately R$56.1 million and a social contribution tax liability of approximately R$8.7 million. These amounts refer to the period between January and April 2003. In 2005, the Federal Revenue Service denied the set-off of approximately R$11.2 million related to income tax liability and R$0.7 million related to social contribution tax liability, totaling R$11.9 million, and allowed us to compensate the remaining portion. We appealed this decision, and our request was partially granted. As of December 31, 2011, we recorded a provision of R$1.1 million as a probable loss.

▪	In 2006, the Federal Revenue Service concluded that, for the year 2001, we had an income tax liability and social contribution tax liability totaling R$277.0 million (R$379.3 million, as adjusted as of December 31, 2011) and initiated administrative collection proceedings against us. We filed an administrative objection to this collection proceeding. Based on the opinion of our legal counsel, the risk of loss is remote with respect to approximately 90.0% of this amount and a possible risk of loss with respect to the remaining 10.0%.

▪	In 2008, the Federal Revenue Service denied six requests for compensation to offset income tax and social contribution tax liabilities. We proposed to offset income tax and social contribution tax paid in excess against our tax liability. The amount involved in these proceedings was R$44.7 million as of December 31, 2011. Based on the opinion of our internal legal counsel, the risk of loss is possible and no amount was provisioned for this proceeding.

▪	In November 2004, we filed a writ of mandamus against the municipality of Bragança Paulista regarding the imposition of a new tax for the use of public areas for the installation of water and sewage mains for the provision of public sanitation services. On February 16, 2005, we were granted a temporary injunction suspending the imposition of this tax and preventing the municipality from collecting any current or future amounts due in respect of this tax until a ruling is rendered by the trial court. In June 2005, the trial court ruled in our favor by confirming the injunction. In July 2005, the municipality of Bragança Paulista filed an appeal to the São Paulo appellate court, which was denied. Although the municipality may take additional judicial steps, it is probable that their attempts will be unsuccessful.

▪

We proposed to carry-over losses from the years 1997 and 1998 to offset an income tax liability of approximately R$41 million.  This amount refers to the period between July and September 2002.  The Federal Revenue Service denied the set-off and we appealed this decision.  Based on the opinion of our internal legal counsel, the risk of loss is possible and no amount was provisioned for this proceeding.

▪	On June 23, 2010, we have entered into an agreement with the municipality of São Paulo for public water supply and sewage services. As part of this settlement, certain tax collections between the parties were settled amicably. As of December 31, 2011, the total amount related to tax collection proceedings that remained outstanding from the municipality of São Paulo was R$58.2 million, of which we provisioned R$27.7 million as a probable loss.

We cannot predict the outcome of any of these lawsuits, nor can we assure you that, in the event of an adverse decision, we will be able to pass on to our customers any increase in our deductions from gross revenue, operating expenses or other expenses.  See Item 3.D. Risk Factors - Risks Relating to Our Business - Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on us.”

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

As of December 31, 2011, the future disbursement was estimated at R$448.6 million, as to all proceedings regarding expropriation and easements.  These payments are made over the years, according to each court order or settlement.  After making each payment, we will obtain the title to the respective real property which will be recorded as an asset belonging to us after being expropriated.  We have not provisioned any amounts with regard to these proceedings.

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

The municipality of Tuiuti has filed a lawsuit seeking to recognize the inexistence of any judicial or legal grounds for us to provide water and sewage collection services in the municipality of Tuiuti, and to confirm the legality of the expropriation of these services by the municipality.  We filed an answer to the lawsuit requesting that the trial court (i) confirm the existence of a legal relationship between us and the municipality of Tuiuti; and (ii) award damages for the expropriation of our assets.  The trial court ruled against us but awarded us an indemnity of R$541.0 thousand, to be updated since March 2006.  Both parties appealed this decision, and the court decided partially in our favor increasing the amount related to damages to R$1.1 million.  We are not currently operating in the municipality of Tuiuti.

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

The municipality of Araçoiaba da Serra has filed a repossession lawsuit requesting the repossession of water and sewage collection services due to the termination of the concession agreement entered into with us and an indemnity for all amounts paid to us for water and sewage collection services after the termination on September 23, 2006, as well as payment for the use of all the reversible assets, rights and privileges transferred to us in the concession agreement.  A temporary injunction was granted by the appellate court in favor of the municipality of Araçoiaba da Serra and confirmed by the superior courts. The first instance court has ruled in favor of the municipality in their requests, to which we filed an appeal currently under the review of the trial court.

We have filed a lawsuit to collect indemnities from the municipalities of Diadema e Mauá. These indemnities result from the unilateral termination by these municipalities of the concession contracts entered with us in 1995. We have invested in the construction of water and sewage collection systems in these municipalities to render the contracted services. As a result of the termination of these concession agreements, the municipalities started to directly render water and sewage collection services

With respect to the collection suit against the municipality of Diadema, in October 2009, the trial court ruled in our favor. The municipality appealed from the decision to the appellate court, and the appellate court decision is still pending.  In December 2008, we entered into a memorandum of understanding with the State of São Paulo, the municipality of Diadema and the State Secretariat for Sanitation and Water Resources, formerly known as the State Secretariat for Sanitation and Energy (Secretaria de Saneamento e Energia do Estado de São Paulo).  This memorandum establishes our agreement to conclude negotiations and settle all outstanding amounts and stayed the collection proceedings we had filed against the municipality of Diadema.  In 2011, the municipality of Diadema agreed with us to develop a share infrastructure for the provision of water and sewage services through a mixed-capital company called Companhia de Água e Esgoto de Diadema, or CAED. The amount owned to us by that municipality would be returned to us through capital participation in CAED, through the assignment of 49.9% shares of the new company to us.

With respect to the collection suit against the municipality of Mauá, the trial court ruled in our favor, ordering the municipality to pay us R$153.2 million as compensation for our losses.  The municipality appealed this decision to the appellate court, which upheld the trial court’s decision in August 2008.  The municipality appealed to the Superior Court, which have denied the appeal making the decision in our favor final.  We are currently pursuing to collect the amount owed.

We have recorded the indemnities to be received from the municipality of Diadema as non-current assets representing long-term receivables.  As of December 31, 2011, this amount totaled R$60.3 million.

Following the expiry of our concession contract with the municipality of Iperó, the municipality filed a repossession lawsuit requesting the repossession of assets relating to water and sewage services. In response, we filed a lawsuit on December 30, 2009 to maintain possession or to collect indemnities.  A temporary injunction was granted in our favor on January 5, 2010, but it was thereafter annulled by the court of first instance on January 6, 2010.  We filed an interlocutory appeal, but it was not accepted. Currently, this lawsuit is at the appeals stage with respect to the submissions by both parties. We also filed a precautionary early evidence order in the jurisdiction of the Secretariat of Treasury, which resulted in a summary judgment requiring the early presentation of evidence to establish what assets are related to the provision of the services rendered by us in the municipality of Iperó.

The municipality of Tarumã filed a lawsuit against us in July 2010 requesting an interim injunction requiring (i) the repossession of existing assets necessary for providing water and sewage collection, distribution and treatment services, and (ii) the presentation of documentation demonstrating current income and expenses in the municipality and invoices for services and goods purchased by us to provide services, in order to calculate the indemnity due under article 35, paragraph 4, of the Federal Concessions Law 8,987/95. The lawsuit requested (i) a search warrant if we did not provide the income and expenses information and invoices, (ii) the imposition of a daily fine against us and (iii) that the interim injunction be converted into a permanent order, with the declared assets remaining under the control of the municipality until the payment of the indemnity provided for under article 36 of the Federal Concessions Law. The court denied the municipality’s requested and we restarted the water distribution and sewage collection services in that area. We await a final decision from the court on the matter.

We filed an ordinary action against the municipality of President Prudente on January 12, 2001, seeking (i) a declaration in respect of its contractual right to continue to render the services under its concession agreement in the municipality until the formal legal rescission of the concession agreement and (ii) the payment of indemnities. The action also sought a declaration that the acts and threats of the municipality in connection with its planned expropriation were illegal and abusive.  A judgment has been handed down confirming our right to continue to render the services. The decision was appealed, and the decision of the appeal court is still pending. Under an injunction currently in force until an indemnification is paid, we continue to render services in the municipality of Presidente Prudente.

In March 2011, we filed a repossession lawsuit against the municipality of Álvares Florence, which terminated our concession contract and took possession of our installations. We requested an interim injunction requiring (i) the repossession of existing assets necessary for providing water and sewage collection, distribution and treatment services, and (ii) the observation of our contractual right to continue to render the services under its concession agreement in the municipality until the formal legal rescission of the concession agreement.  The lawsuit also requested that the interim injunction be converted into a permanent order.  The first instance court has denied our injunction claim, keeping the municipality in charge of the water and sewage collection services.  The court also denied our claim for a permanent order to which we filed an appeal which is currently under the review of the trial court.

In August 2011, we filed a repossession lawsuit against the municipality of Macatuba, which terminated our concession contract and took possession of our sewage collection and water installations.  We requested an interim injunction requiring (i) the repossession of existing assets necessary for providing water and sewage collection, distribution and treatment services, and (ii) the observation of our contractual right to continue to render the services under its concession agreement in the municipality until the formal legal rescission of the concession agreement.  The lawsuit also requested that the interim injunction be converted into a permanent order.  The first instance court has denied our injunction claim, keeping the municipality in charge of the water and sewage collection services.  We await the decision of the first instance court on the merits of the claim.

Tariff-Related Legal Proceedings and Consumer Claims

As of December 31, 2011, approximately 1,500 lawsuits had been brought by our commercial customers that claim that their tariff rates should be equal to those of another category of customers and, consequently, seek the reimbursement of the difference between the amounts we collected and those tariffs. We have obtained final decisions both in favor and against us in many of these lawsuits, and have provisioned R$618.5 million as of December 31, 2011 for those lawsuits for which we have determined that the risk of loss is probable.

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

Contractors’ Claims

Certain contractors have filed claims against us alleging damages and underpayment of inflation indexation adjustments, monetary losses incurred in connection with introduction of the real and economic instability of the contract, among other claims. These suits are being handled by different courts, and we have established provisions for them when the expectation of loss is considered probable.  As of December 31, 2011, we had recorded a provision of R$420.8 million for claims whose likelihood of loss is considered probable.

Other Legal Proceedings

We are a party to several civil lawsuits related to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties.  In the year ended December 31, 2011, there was an increase both in the number of lawsuits with probable and possible risk of loss, arising from the increase in lawsuits and the review of the expected outcomes, comprising monetary adjustment, interest and fees.  As of December 31, 2011, we had recorded a provision of R$178.4 million, for claims whose likelihood of loss is considered probable.

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

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual shareholders’ meeting, the board of directors is required to recommend the allocation of net profits for the preceding fiscal year.  For purposes of Brazilian Corporate Law, net profits are defined as net income after income tax and social contribution tax for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits.  In accordance with Brazilian Corporate Law, the amounts available for dividend distribution are the amounts equal to our net profits less any amounts allocated from such net profits to:

▪       the legal reserve; and

▪       retained earnings for investment reserve.

We are required to maintain a legal reserve, to which we must allocate 5.0% of net profits for each fiscal year until the amount for such reserve equals 20.0% of our paid-in capital.  However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30.0% of our capital.  Net losses, if any, may be offset against the legal reserve.  As of December 31, 2011, 2010 and 2009 the balance of our legal reserve was R$521.2 million, R$460.0 million and R$378.5 million, respectively, which was equal to 8.4%, 7.4% and 6.1%, respectively, of our capital.

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

Under Brazilian Corporate Law, any company may authorize in its bylaws the creation of a discretionary reserve.  Bylaws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve.  We may also allocate a portion of our net profits for discretionary allocations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by our shareholders.  Under Law No. 10,313 of October 3, 2001, capital budgets for more than one year must be revised at each annual shareholders’ meeting.  After completion of the relevant capital projects, we may retain the allocation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings.  As of December 31, 2011, 2010 and 2009 we had an investment reserve of R$3,408.6 million, R$2,825.0 million and R$1,732.1 million, respectively.

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized.  The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian GAAP, which does not differ from IFRS.

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

Payment of Dividends

We are required by Brazilian Corporate Law and by our bylaws to hold an annual shareholders’ meeting by the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend when profits were accrued.  The decision to distribute annual dividends is based on the financial statements prepared for the relevant fiscal year.  Under Brazilian Corporate Law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date for payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared.  A shareholder has a three year period from the dividend payment date to claim dividends (or interest payments on shareholders’ equity as described under “—Record of Dividend Payments and Interest on Shareholders’ Equity”) distributed on his or her shares, after which the amount of the unclaimed dividends reverts to us.  The depositary will set the currency exchange date to be used for payments to ADS holders as soon as practicable upon receipt of those payments from us.

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

Record of Dividend Payments and Interest on Shareholders’ Equity

Brazilian corporations are permitted to distribute dividends in the form of a tax-deductible notional interest expense on shareholders’ equity in accordance with Law No. 9,249 of December 26, 1995, as amended.  The rate at which tax-deductible interest may be paid is limited to the product of the average TJLP and shareholders’ equity during the relevant period and cannot exceed the greater of:

▪	50.0% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; or

▪	50.0% of earnings reserves and retained earnings.

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

Dividends and interest on shareholders’ equity over the minimum established in a company’s bylaws are recognized when approved by the shareholders in the general meeting.  Consequently, the amounts recognized as of December 31, 2011, correspond to the minimum established by law of 25.0% of the net profit and the difference was recorded on April 23, 2012 totaling R$ 578.7 million.

Distributions of dividends

The following table sets forth the distributions of dividends that we made to our shareholders in respect of our 2009, 2010 and 2011 earnings.  All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Year ended December 31,	Aggregate amount distributed	Payment Dates	Payment per share	Payment per ADS
	(in millions of reais)			(in reais)

2009	394.2	June 28, 2010	1.73	3.46
2010	456.0(*)	June 28, 2011	2.00	4.00
2011	578.7(**)	(**)	2.54	5.08

___________

(*) We recorded dividends in the amount of R$387.2 million, which pursuant to our bylaws is our minimum dividend amount.

(**)  We recorded dividends in the amount of R$290.6 million, which pursuant to our bylaws is our minimum dividend amount. The dividends will be paid until 60 days after the Ordinary General Meeting, which occurred on April 23, 2012.

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

ITEM 9.        THE OFFER AND LISTING

A.    Offer and Listing Details

Market Price of Common Shares

Our common shares have been listed on the BM&FBOVESPA under the symbol “SBSP3” since June 4, 1997 and, starting on April 24, 2002, have been included in the Novo Mercado segment of that exchange.  As of December 31, 2011, we had 2,767 registered holders of common shares.

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

	Reais per common share		U.S. dollar equivalent per ADS (1)		Average daily trading volume
	Low	High	Low	High
2008	18.11	46.50	16.08	56.02	384,463
2009	21.87	37.19	18.39	43.66	351,874
First quarter	21.87	28.86	18.39	24.77	360,725
Second quarter	25.10	32.25	22.56	32.02	334,721
Third quarter	27.50	35.38	29.07	39.18	397,366
Fourth quarter	31.15	37.19	35.79	43.66	306,677
2010	30.27	44.47	32.70	52.56	311,996
First quarter	30.27	34.26	32.70	39.55	323,739
Second quarter	32.36	37.50	35.28	41.63	416,256
Third quarter	33.41	37.90	38.05	44.74	265,725
Fourth quarter	37.59	44.47	44.53	52.56	242,943
2011	39.00	52.78	48.75	56.80	258,827
First quarter	40.10	47.00	47.91	57.71	282,548
Second quarter	45.00	49.50	56.39	60.75	267,042
Third quarter	39.00	48.03	48.75	61.43	245,275
Fourth quarter	43.03	52.78	45.75	56.80	241,197
2012
January	50.42	58.34	53.97	67.09	349,214
February	58.00	64.85	66.95	75.88	495,100
March	65.00	69.66	75.79	76.46	288,000
April (through April 23, 2012)	65.50	73.65	74.85	80.43	332,131

___________________

(1)  Each ADS is equal 2 common shares

 Market Price of ADSs

Our ADSs, each of which represent two of our common shares, as of the date of this annual report, are listed on the NYSE under the symbol “SBS.”  Prior to June 8, 2007, each ADS represented 250 of our common shares.  Our ADSs began trading on the NYSE on May 10, 2002 in connection with the initial offering of our equity securities in the United States.

The table below sets forth, for the periods indicated, the reported high and low closing prices for our ADSs on the NYSE.

	Price in U.S. dollars per ADS
	Low	High	Average daily trading volume
2006	17.21	35.35	321,105
2007	29.15	53.57	323,404
2008	16.76	56.35	414,961
2009	18.03	43.40	331,673
First quarter	18.03	25.12	382,314
Second quarter	22.74	32.27	358,534
Third quarter	27.74	39.51	296,588
Fourth quarter	36.58	43.40	292,049
2010	33.09	53.18	275,432
First quarter	33.09	40.16	262,525
Second quarter	35.33	41.54	337,808
Third quarter	37.97	45.51	266,393
Fourth quarter	45.15	53.18	234,667
2011	46.35	63.63	263,370
First quarter	48.60	58.74	297,927
Second quarter	56.91	62.63	284,122
Third quarter	46.35	62.07	263,200
Fourth quarter	46.74	56.66	215,152
2012
January	56.62	66.91	279,963
February	67.43	75.12	443,328
March	73.23	76.86	278,767
April (through April 23, 2012)	74.11	80.18	276,903

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

Trading on the BM&FBOVESPA is significantly less liquid than trading on the NYSE or other major exchanges in the world.  Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a controlling group or by government entities.  As of the end of 2011, the BM&FBOVESPA had a total market capitalization of approximately US$1.2 billion (R$2.3 billion) and an average daily trading volume of US$3.9 billion (R$6.2 billion).  The top ten stocks in terms of 2011 trading volume accounted for approximately 47.2% of all shares traded on the BM&FBOVESPA as of December 31, 2011.  As of December 31, 2011, we accounted for approximately 0.5% of the market capitalization of all listed companies on BM&FBOVESPA.

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

In addition to the obligations imposed by current Brazilian law, a company listed on the Novo Mercado is obligated to:

▪	maintain only voting shares;

▪	hold public offerings of shares in a manner favoring diversification of the company’s shareholder base and broader access to retail investors;

▪	maintain a minimum free float of at least 25.0% of the outstanding capital stock of the company;

▪	grant tag along rights for all shareholders in connection with a transfer of control of the company;

▪	limit the term of all members of the board of directors to two years;

▪	ensure that at least 20.0% of the members of the board of directors are independent, as defined under the Novo Mercado regulation;

▪	prepare annual, including cash flow statements, in compliance with U.S. GAAP or IFRS or reconciled from Brazilian GAAP to U.S. GAAP or IFRS;

▪	disclose information on a quarterly basis, including share ownership of certain of our employees and directors and amount of free float of shares;

▪	hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process) if it elects to delist from the Novo Mercado; and

▪	make greater disclosure of related party transactions.

On May 10, 2011, the Novo Mercado rules were revised and currently establish the following additional obligations:

▪	the chairman of the board of directors is prohibited from simultaneously holding the position of chief executive officer;

▪	the board of directors must disclose its opinion on take over proposals within 15 days from the presentation of the proposal; and

▪	the company must have a securities purchase policy and a code of ethics.

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

Pursuant to Brazilian Corporate Law, each member of our board of directors must be a resident of Brazil.  Our bylaws do not establish any mandatory retirement age limit.

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

In principle, a change in shareholder rights, such as the reduction of the compulsory minimum dividend, is subject to a favorable vote of the shareholders representing at least one half of our voting shares.  Under some circumstances that may result in a change in the shareholder rights, such as the creation of preferred shares, Brazilian Corporate Law requires the approval of a majority of the shareholders who would be adversely affected by the change attending a special meeting called for such reason. It should be emphasized, however, that our by-laws expressly prevents us from issuing preferred shares. Brazilian Corporate Law specifies other circumstances where a dissenting shareholder may also have appraisal rights.

According to Brazilian Corporate Law, neither a company’s bylaws nor actions taken at a general meeting of shareholders may deprive a shareholder of certain rights, such as:

▪	the right to participate in the distribution of profits;

▪	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

▪	the right to supervise the management of the corporate business as specified in Brazilian Corporate Law;

▪	the right to preemptive rights in the event of a subscription of shares, debentures convertible into shares or subscription bonuses (except in some specific circumstances under Brazilian law); and

▪	the right to withdraw from the company in the cases specified in Brazilian Corporate Law.

Pursuant to Brazilian Corporate Law and our bylaws, each of our common shares carries the right to one vote at our shareholders’ meetings.  We may not restrain or deny that right without the consent of the holders of a majority of the shares affected.

Neither Brazilian Corporate Law nor our bylaws expressly addresses:

▪	staggered terms for directors;

▪	cumulative voting, except as described below; or

▪	measures that could prevent a takeover attempt.

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

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or of common shares, would, except under circumstances described above, have preemptive rights to subscribe for any class of our newly issued shares.  However, an ADS holder may not be able to exercise the preemptive rights relating to the common shares underlying his or her ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.  See “Item 3.D. Risk Factors - Risks Relating to Our Common Shares and ADSs - A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag-along rights with respect to the common shares.”

Redemption and Rights of Withdrawal

Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest.  This right of withdrawal may be exercised by dissenting our shareholders in the event that at least half of all voting shares outstanding authorize us:

▪	to reduce the mandatory distribution of dividends;

▪	to merge into another company or to consolidate with another company, subject to the conditions set forth in Brazilian Corporate Law;

▪	to participate in a centralized group of companies, as defined under Brazilian Corporate Law and subject to the conditions set forth therein;

▪	to change our corporate purpose;

▪	to split up, subject to the conditions set forth in Brazilian Corporate Law;

▪	to transform into another type of company;

▪	to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of such company, known as incorporação de ações; or

▪       to acquire control of another company at a price which exceeds the limits set forth in Brazilian Corporate Law.

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

General shareholders’ meetings may be called by publication of a notice in the Diário Oficial do Estado de São Paulo and in a newspaper of general circulation in our principal place of business at least 15 days prior to the meeting.  Special meetings are convened in the same manner as general shareholders’ meetings and may occur immediately before or after a general meeting.

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

A special shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year.  Our shareholders may take the following actions, among others, exclusively at shareholders’ meetings:

▪       election and dismissal of the members of our board of directors and our fiscal committee, if the shareholders have requested the set up of the latter;

▪	approval of the aggregate compensation of the members of our board of directors and board of executive officers, as well as the compensation of the members of the fiscal committee, if one has been established;

▪	amendment of our bylaws;

▪	approval of our merger, consolidation or spin-off;

▪	approval of our dissolution or liquidation, as well as the election and dismissal of liquidators and the approval of their accounts;

▪	granting stock awards and approval of stock splits or reverse stock splits;

▪	approval of stock option plans for our management and employees, as well as for the management and employees of other companies directly or indirectly controlled by us;

▪	approval, in accordance with the proposal submitted by our board of directors, of the distribution of our net income and payment of dividends;

▪	authorization to delist from the Level 2 of Differentiated Corporate Governance Practices and to become a private company, except if the cancellation is due to a breach of the Level 2 regulations by management, and to retain a specialized firm to prepare a valuation report with respect to the value of our shares, in any such events;

▪	approval of our management accounts and our financial statements;

▪	approval of any primary public offering of our shares or securities convertible into our shares; and

▪	deliberate upon any matter submitted by the board of directors.

Limitations on Rights to Own Securities

There are no limitations under Brazilian law and our bylaws on the rights of non-residents or foreign shareholders to own securities, including the rights of such non-resident or foreign shareholders to hold or exercise voting rights.

Anti-Takeover Provisions

Pursuant to article 40 of our bylaws and the Novo Mercado regulations, any party that acquires our control must extend a tender offer for the shares held by non-controlling shareholders at the same conditions and purchase price paid to the controlling shareholder.  In addition, State Law No. 119/73, which created our Company, requires the State to hold the majority of our shares at all times.

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

Capital Reserve

Our capital reserve is comprised of tax incentives and donations from government agencies and private entities received through December 31, 2007.  As of December 31, 2011, we had a capital reserve of R$124.3 million.

Investment Reserve

Our investment reserve is comprised specifically of internal funds for expansion of water and sewage service systems.  As of December 31, 2011, we had an investment reserve of R$3,408.6 million.

Legal Reserve

Under Brazilian Corporate Law, we are required to record a legal reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20.0% of paid-in capital.  Any accumulated deficit may be charged against the legal reserve.  As of December 31, 2011, the balance of our legal reserve was R$521.2 million.

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

C.    Material Contracts

For a description of the material contracts entered into by the State and us, see “Item 7.B. Related Party Transactions—Transactions with the State of São Paulo—Agreements with the State.”

D.    Exchange Controls

The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank and the CVM.  Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our common shares represented by our ADSs or the holders of our common shares from converting dividends, distributions or the proceeds from any sale of these shares into U.S. dollars and remitting the U.S. dollars abroad.  Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the common shares underlying our ADS and to remit the proceeds abroad.

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

For Brazilian purposes, as of January 2009, a tax haven is considered a regime: (i) which does not impose income tax or does so at a rate of 20% or lower, or (ii) where applicable local legislation imposes restrictions on the disclosure of the shareholding composition or the ownership of investments, or on the ultimate beneficiary of the income derived from transactions carried out and attributable to a non-Brazilian holder.

On June 24, 2008, Law No. 11,727 was enacted defining the concept of a “privileged tax regime” in connection with transactions subject to transfer pricing and thin capitalization rules.  In this conception, privileged tax regimes are more comprehensive than tax havens.  A “privileged tax regime” is considered to be a jurisdiction that meets any of the following requirements: (i) which does not tax income or taxes income at a maximum rate lower than 20.0%; (ii) grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20.0%, or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions.

Notwithstanding the fact that the “privileged tax regime” concept was enacted in connection with Brazilian transfer pricing and thin capitalization rules, there is no assurance that Brazilian tax authorities will not attempt to apply the concept of privileged tax regimes to other types of transactions, such as investments in the Brazilian financial and capital markets. We recommend that prospective investors consult their own tax advisors from time to time to verify any possible tax consequences of Law No. 11,727.

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

Thus, for purposes of taxation of gains earned in a sale or disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over‑the‑counter market):

▪	are exempt from income tax when assessed by a 2,689 holder and is not a tax haven based holder; and

▪	are subject to income tax at a rate of 15% in any other case, including gains assessed by a non-Brazilian holder that (1) is not a 2,689 holder, or (2) is a 2,689 holder but is a tax haven based holder. In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

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

Although the maximum rate of IOF is 25% for foreign exchange transactions, the inflow and outflow of funds are generally subject to IOF at a rate of 0.38%; however, effective as of December 1, 2011, exchange transactions for the inflow of funds in Brazil for investments made by foreign investors are subject to IOF at a rate of 0% for variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, as well as for acquisitions of common shares of Brazilian publicly-held companies in public offerings or subscription of common shares related to capital contributions, provided that the company has registered its common shares for trading on the stock exchange. The IOF rate will also be 0% for the outflow of funds from Brazil related to these type of investments, including payments of dividends and interest on shareholders' equity.  Lastly, the 0% rate also applies to settlements of simultaneous foreign exchange transactions for the cancellation of depositary receipts transferred into shares traded on the stock exchange.

The IOF may also be imposed on any transactions involving bonds and securities, including those carried out on Brazilian futures and commodities stock exchanges.  As a general rule, the rate of this tax for transactions involving common shares or ADSs is currently zero, although the assignment of shares traded on Brazilian stock exchanges to issue depositary receipts traded abroad is subject to IOF at the rate of 1.5%. The executive branch, also by a Presidential Decree, may increase the IOF rate by up to 1.5% per day, but only with respect to future transactions.

United States Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs as of the date hereof.  This discussion applies only to a beneficial owner of common shares or ADSs that is a “U.S. holder”.  As used herein, the term “U.S. holder” means a beneficial owner of a common share or ADS that, for U.S. federal income tax purposes, is:

▪	an individual who is a citizen or resident of the United States;

▪	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States any state thereof or the District of Columbia;

▪	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

▪	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Department regulations to be treated as a U.S. person.

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

In addition, U.S. holders should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by a financial institution, if the aggregate value of all of such assets exceeds US$50,000.  U.S. holders should consult their own tax advisors regarding the application of the information reporting rules to our common shares and ADSs and the application of the recently enacted legislation to their particular situation.

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

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADRs:

Persons depositing common shares or ADR holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

US$0.02 (or less) per ADS per calendar year (to the extent the depositary has not collected a cash distribution fee of $.02 per ADS during the year)	Depositary services

Persons depositing common shares or ADR holders must pay:	For:
Registration or transfer fees	Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when you deposit or withdraw common shares

Expenses of the depositary in converting foreign currency to U.S. dollars	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Expenses of the depositary

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or common share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	No charges of this type are currently made in the Brazilian market

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

Reimbursement of Fees Incurred in 2011

From January 1, 2011 until December 31, 2011, the Company received from the depositary US$484,895.87 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.      CONTROLS AND PROCEDURES

a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13a-15(e), as of the year ended December 31, 2011.

As a result of this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were both designed and effective at the reasonable assurance level as of December 31, 2011, that the information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, as appropriate to allow timely decisions regarding required disclosure.

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

d) Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

C.    Principal Accountant Fees and Services

PricewaterhouseCoopers Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2009, 2010 and 2011.

The following table presents the aggregate fees for professional services and other services rendered to us by PricewaterhouseCoopers Auditores Independentes in 2010 and 2011:

	Year ended December 31,
	2010	2011
	(in millions of reais)

Audit Fees(1)	2.6	3.9
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	2.6	3.9

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

During 2010 and 2011, PricewaterhouseCoopers Auditores Independentes did not provide non-audit services to us.

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We are in compliance with the adoption of corporate governance provisions and guidelines required under the Novo Mercado Regulations.  Additionally, under the CVM’s guidelines, we have established (i) the Policy of Publicizing Acts or Relevant Facts and the Preservation of Confidentiality which requires us to publicly disclose all relevant information and (ii) the Securities Negotiation Policy which requires management to inform the CVM and the BM&FBOVESPA of any purchases or sales of our securities.  We believe the corporate governance guidelines applicable to us under the Novo Mercado Regulations, as well as the CVM, do not conflict with the guidelines established by the NYSE. Our corporate governance guidelines and practices are available in our website at www.sabesp.com.br and in our annual management report.

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

ITEM 19.      EXHIBITS

Item	Description
1.1	By-laws of the Registrant (English translation) (incorporated by reference to the Form 6-K filed on April 27, 2012).
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

4.10	Commitment Agreement, between the Registrant and the State of São Paulo, dated March 26, 2008. (English Translation) (incorporated by reference to the Form 6-K filed on April 28, 2008).

Item	Description
4.11	Agreement Executed between the Registrant and the São Paulo City Government, dated November 14, 2007 (English Translation) (incorporated by reference to the Form 6-K filed on March 12, 2008).
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

Date:      April 27, 2012

Companhia de Saneamento
Básico do Estado de São Paulo -
SABESP

IFRS Consolidated Financial Statements

as of and for the years ended

December 31, 2011 and 2010

Companhia de Saneamento Básico
do Estado de São Paulo - SABESP

Consolidated Balance Sheets as of December 31, 2010 and 2009

Amounts in thousands of reais

[NEW REPORTS AND FINANCIAL STATEMENTS]

*          *          *

Companhia de Saneamento Básico
do Estado de São Paulo - SABESP

Consolidated Balance Sheets as of December 31, 2010 and 2009

Amounts in thousands of reais

Companhia de Saneamento
Básico do Estado de São Paulo -
SABESP

IFRS Consolidated Financial Statements

as of and for the years ended

December 31, 2011 and 2010

Management Report on Internal Control over Financial Reporting

The management of Companhia de Saneamento Básico do Estado de São Paulo - SABESP ("Company” or “SABESP") is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as defined in Rules 13a-15(f) under the U.S. Exchange Act Rule.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of
December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. Based on that assessment, management has concluded that as of December 31, 2011, the Company's internal control over financial reporting is effective. As a result of this evaluation, the principal executive officer and principal financial officer of the Company concluded that its disclosure controls and procedures were both designed and effective at the reasonable assurance level as of December 31, 2011.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

_________________________

/S/ Dilma Seli Pena

Chief Executive Officer

March 23, 2012

_________________________

/s/ Rui de Britto Álvares Affonso

Chief Financial Officer and

Investor Relations Officer

March 23, 2012

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo, Brazil

March 23, 2012

/s/ PricewaterhouseCoopers

Auditores Independentes

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Consolidated Balance Sheets as of December 31, 2011 and 2010

Amounts in thousands of reais

		December	December			December	December
Assets	Note	31, 2011	31, 2010	Liabilities and equity	Note	31, 2011	31, 2010

Current assets				Current liabilities
Cash and cash equivalents	5	2,149,989	1,989,179	Accounts payable to suppliers and contractors		255,557	144,043
Restricted cash	6	99,729	302,570	Services payable		383,116	295,172
Customer accounts receivable, net	7	1,072,659	971,318	Current portion of long-term loans and financing	12	1,630,010	1,242,143
Accounts receivable from related party, net	8	185,333	137,772	Accrued payroll and related charges		243,876	246,467
Inventories		44,611	36,096	Other taxes payable	13	181,122	158,050
Taxes recoverable		118,116	108,675	Interest on shareholders' equity payable		247,486	354,254
Other assets		55,396	44,511	Provisions	15	764,070	766,603
				Other liabilities		263,431	299,382
Total current assets		3,725,833	3,590,121
				Total current liabilities		3,968,668	3,506,114
Noncurrent assets
Customer accounts receivable, net	7	333,713	352,839	Noncurrent liabilities
Accounts receivable from related party, net	8	170,288	231,076	Loans and financing	12	6,966,285	7,022,472
Indemnities receivable	9	60,295	146,213	Other taxes payable	13	18,363	53,045
Escrow deposits		54,178	43,543	Accrued taxes on revenues		114,957	112,962
Deferred income taxes	14	179,463	78,440	Provisions	15	807,759	693,227
Investments property		52,585	-	Pension obligations	16	2,050,697	1,804,038
Intangible assets, net	10	20,141,677	18,546,836	Other liabilities		742,359	476,926
Property, plant and equipment, net	11	356,468	249,606
Other assets		140,484	111,910	Total noncurrent liabilities		10,700,420	10,162,670

Total noncurrent assets		21,489,151	19,760,463	Total liabilities		14,669,088	13,668,784

				Equity	17
				Capital stock		6,203,688	6,203,688
				Capital reserve		124,255	124,255
				Earnings reserves and retained earnings		4,217,953	3,353,857

				Total equity		10,545,896	9,681,800

Total assets		25,214,984	23,350, 584	Total equity and liabilities		25,214,984	23,350,584

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Consolidated Statements of Income

Years Ended December 31, 2011, 2010 and 2009

Amounts in thousands of reais, unless otherwise indicated

	Note	2011	2010	2009

Continuing operations:
Net revenue from sales and services	20	9,941,637	9,231,027	8,579,519
Cost of sales and services	21	(6,030,977)	(5,194,548)	(5,087,254)

Gross profit		3,910,660	4,036,479	3,492,265

Selling expenses	21	(619,542)	(712,946)	(610,422)
Administrative expenses	21	(846,593)	(653,200)	(717,100)
Other operating income (expenses), net	23	(90,138)	1,830	(44,425)

Operating profit		2,354,387	2,672,163	2,120,318

Financial expenses	22	(702,766)	(789,467)	(765,197)
Financial income	22	465,926	343,914	226,782
Inflation adjustment and foreign exchange result, net	22	(396,801)	66,146	528,449

Financing cost, net		(633,641)	(379,407)	(9,966)

Profit before income tax and social contribution		1,720,746	2,292,756	2,110,352
Income tax and social contribution
Current	14	(598,303)	(697,115)	(748,708)
Deferred	14	100,976	34,806	146,103

		(497,327)	(662,309)	(602,605)
Net income for the year attributable to the Company's shareholders		1,223,419	1,630,447	1,507,747

Earnings per share - basic and diluted (in reais)	18	5.37	7.16	6.62

The Company does not have cumulative comprehensive income; therefore, the statement of comprehensive income has not been presented in the consolidated financial statements

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Statements of Changes in Equity

as of December 31, 2011, 2010, and 2009

Amounts in thousands of reais unless otherwise indicated

			Attributable to owners of the parent
				Earnings reserves
	Note	Capital stock	Capital reserve	Legal reserve	Investments reserve	Additional proposed dividend	Retained earnings (losses)	Total

Balances as of December 31, 2008		6,203,688	124,255	309,832	687,219	-	-	7,324,994
Comprehensive income
Net income for the year		-	-	-	-	-	1,507,747	1,507,747

Total comprehensive income		-	-	-	-	-	1,507,747	1,507,747

Transactions with owners
Allocation to legal reserve	17(e)	-	-	68,694	-	-	(68,694)	-
Interest on shareholders' equity (R$ 1.73 per share)	17(c)	-	-	-	-	-	(394,157)	(394,157)
Allocation to investments reserve		-	-	-	1,044,896	-	(1,044,896)	-

Total transactions with owners		-	-	68,694	1,044,896	-	(1,507,747)	(394,157)

Balances as of December 31, 2009		6,203,688	124,255	378,526	1,732,115	-	-	8,438,584
Comprehensive income
Net income for the year							1,630,447	1,630,447

Total comprehensive income		-	-	-	-	-	1,630,447	1,630,447

Transactions with owners
Allocation to legal reserves	17 (e)	-	-	81,522	-	-	(81,522)	-
Interest on shareholders' equity (R$ 1.70 per share)	17 (c)	-	-	-	-	-	(387,231)	(387,231)
Additional proposed dividends		-	-	-	-	68,761	(68,761)	-
Allocation to investments reserve		-	-	-	1,092,933	-	(1,092,933)	-

Total transactions with owners		-	-	81,522	1,092,933	68,761	1,630,447	(387,231)

Balances as of December 31, 2010		6,203,688	124,255	460,048	2,825,048	68,761	-	9,681,800
Comprehensive income
Net income for the year		-	-	-	-	-	1,223,419	1,223,419

Total comprehensive income		-	-	-	-	-	1,223,419	1,223,419

Transactions with owners
Allocation to legal reserves	17 (e)	-	-	61,171	-	-	(61,171)	-
Distributed dividends of 2010	17 (c)	-	-	-	-	(68,761)	-	(68,761)
Interest on shareholders' equity (R$ 1.27 per share)	17 (c)	-	-	-	-	-	(290,562)	(290,562)
Additional proposed dividends		-	-	-	-	288,143	(288,143)	-
Allocation to investments reserve		-	-	-	583,543	-	(583,543)	-

Total transactions with owners		-	-	61,171	583,543	288,143	1,223,419	(373,917)

Balances as of December 31, 2011		6,203,688	124,255	521,219	3,408,591	288,143	-	10,545,896

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Consolidated Statements of Cash Flows

Years Ended December 31, 2011, 2010, and 2009

Amounts in thousands of reais unless otherwise indicated

	Note	2011	2010	2009

Profit before income tax and social contribution		1,720,746	2,292,756	2,110,352

Adjustments for:
Depreciation and amortization		768,769	552,184	562,236
Losses on disposal of property, plant and equipment and intangible assets		56,548	16,385	23,372
Allowance for doubtful accounts expense		289,589	402,694	308,188
Change in provisions		614,993	352,614	596,543
Interest on loans and financing		439,117	450,297	395,897
Foreign exchange and monetary (gains) losses on loans and financing		442,954	21,139	(535,409)
Indemnities Receivable		85,918	-	-
Interest and inflation adjustment gains		(2,167)	(55,804)	(14,252)
Provision from São Paulo agreement		15,386	80,368	-
Provision for defined contribution plan		(8,746)	32,587	-
Fair value margin on intangible assets arising from concession contracts		(47,589)	(49,603)	(30,145)
Other adjustments		4,833	19,331	8,197

Adjusted net income		4,380,351	4,114,948	3,424,979

Changes in assets
Customer accounts receivable		(358,516)	(245,683)	(285,854)
Accounts receivable from related party		20,455	36,708	91,547
Inventories		(8,519)	3,484	6,758
Taxes recoverable		(62,149)	(157,916)	(24,491)
Indemnities receivable		-	-	2,581
Escrow deposits		573	(14,864)	(34,009)
Other assets		(43,025)	(30,508)	3,444

Changes in liabilities
Accounts payable to suppliers and contractors		145,451	(66,087)	(15,249)
Services payable		87,944	55,678	48,533
Accrued payroll and related charges		(49,582)	(17,525)	43,077
Other taxes payable		(14,649)	(8,316)	(19,505)
Accrued taxes on revenues		1,995	(7,455)	(8,792)
Provisions		(197,521)	(330,256)	(240,032)
Pension obligations		(11,268)	(15,881)	88,549
Other liabilities		150,855	118,774	190,277

Changes in assets and liabilities		(337,956)	(679,847)	(153,166)

Cash generated from operations		4,042,395	3,435,101	3,271,813

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Consolidated Statements of Cash Flows

Years Ended December 31, 2011, 2010, and 2009

Amounts in thousands of reais unless otherwise indicated	(Continued)

	Note	2011	2010	2009

Cash generated from operations
Interest paid		(736,853)	(618,600)	(555,573)
Income tax and social contribution paid		(588,484)	(733,452)	(643,788)

Net cash generated from operating activities		2,717,058	2,083,049	2,072,452

Cash flows from investing activities
Restricted cash		202,841	(189,820)	(10,748)
Purchases of property, plant and equipment		(143,684)	(87,383)	(9,347)
Purchases of intangible assets		(2,067,435)	(1,814,166)	(1,973,096)
Proceeds from sale of property, plant and equipment		-	-	29,161

Net cash used in investing activities		(2,008,278)	(2,091,369)	(1,964,030)

Cash flows from financing activities
Loans and financing
Proceeds from borrowings		1,854,052	3,425,417	2,237,056
Repayments of borrowings		(1,979,099)	(1,800,507)	(1,896,480)
Payment of interest on shareholders' equity		(422,923)	(398,419)	(303,722)

Net cash provided by (used in) financing activities		(547,970)	1,226,491	36,854

Increase in cash and cash equivalents		160,810	1,218,171	145,276

Cash and cash equivalents at beginning of year	5	1,989,179	771,008	625,732
Cash and cash equivalents at end of year	5	2,149,989	1,989,179	771,008

Increase in cash and cash equivalents		160,810	1,218,171	145,276

Additional information
Interest and other charges capitalized		261,886	228,899	51,625

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

1                     Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, and supplies treated water on a wholesale basis.

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

On December 31, 2011, the company operates water and sewage services in 363 of municipalities of the State of São Paulo, having temporarily discontinued operations in the municipalities of Araçoiaba da Serra, Iperó, Cajobi, Alvaro Florense and Macatuba, due to judicial orders under ongoing lawsuits. Most of these municipalities operations are based on 30-year concession agreements. As of December 31, 2011, 99 concessions had expired and are being negotiated. From 2012 to 2033, 39 concessions will expire, and the remaining concessions operate on rollover basis. These concessions with indefinite terms and expired concessions under negotiation are amortized over the useful lives of the underlying assets. By December 31, 2011, the concession program contracts signed totaled 225 (2010 - 201 concession program contracts).

Management believes that all concessions expired and not yet renewed will result in new contracts or contract extensions. Therefore, the risk of discontinuity in the provision of municipal water supply and sewage services was considered remote by Management. As of December 31, 2011, the carrying amount of the underlying assets used in the 99 concessions of the municipalities under negotiation totaled R$ 6,588 million which represents 32.44% of the total intangible assets and the related gross revenue for the year then ended totaled R$ 2,513 million which represents 23.87% of the total gross revenue.

The Company's operations are concentrated in the municipality of São Paulo, which represents 55.1% of the gross revenues in 2011 (54.7% in 2010).

On June 23, 2010, the State of São Paulo, the Municipality of São Paulo and the Company signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another  30 years. This agreement sets forth SABESP as the exclusive service provider and designates Agência Reguladora de Saneamento e Energia  (“ARSESP”) as regulator, establishing prices, controlling and monitoring services.

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

Since 2008, the Company has been entering in joint venture with other companies, resulting in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho e Attend Ambiental. However, SABESP is not the majority stockholder of those companies and the agreement of stockholder consider a power of veto and a quality vote to SABESP, in some subjects, with others stockholders, indicating join control in strategic decisions over those companies. Those companies are considered “joint controlled entities” according to IAS 31.

These financial statements were approved by the Board of Directors on March 22, 2012.

2                    Summary of Significant Accounting Practices

2.1               Basis of preparation

The consolidated financial statements of the Company have been prepared in compliance with International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board ("IASB"). These policies have been consistently applied to all the years presented.

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

2.2              Proportional consolidation

The consolidated financial statements include the financial statements of the Company and its investees: Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina S.A., Saneaqua Mairinque S.A., Aquapolo Ambiental S.A., Attend Ambiental e Águas de Castilho, which were proportionally consolidated according to the equity interest in these investees.

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

SESAMM's capital as of December 31, 2011 and 2010, totaled R$ 19,532, and was represented by 19,532,409 registered shares without a par value. SABESP holds 36% of its equity interest and Inima holds another 46% of its equity interest. The Company concluded that both, SABESP and Inima, have joint control over SESAMM. Accordingly, SABESP records their interest over SESAMM applying the proportional consolidation method, equivalent to the 36% of SESAMM's assets and liabilities, revenues and expenses.

As of December 31, 2011, SESAMM´s operations had not been started yet.

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil – Cab Ambiental incorporated the company Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

On December 31, 2011, the capital of Águas de Andradina totaled R$ 2,908, and was represented by 2,908,085 registered shares without a par value. SABESP holds 30%of its equity interest.

The operations started in October 2010.

Saneaqua Mairinque

On June 14, 2010, the Company, together with the company Foz do Brasil S.A. incorporated the company Saneaqua Mairinque S.A., with indefinite term, for the purpose of exploring the public service of water supply and sewage services to the municipality of Mairinque.

On December 31, 2011, the capital of Saneaqua Mairinque totaled R$ 2,000, and was represented by 2,000,000 registered shares without a par value. SABESP holds 30%of its equity interest.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The operations initiated in October 2010.

Aquapolo

On October 8, 2009, the Company, together with the company Foz do Brasil S.A. incorporated the company Aquapolo Ambiental S.A., for the purpose of producing, providing and commercializing of reused water.

On December 31, 2011, the capital of Aquapolo totaled R$ 36,412, and was represented by 42,419,045 registered shares without a par value. SABESP holds 49%of its equity interest.

The operations are expected to initiate in April 2012.

Águas de Castilho

On October 29, 2010, the Company, together with the company Águas do Brasil – Cab Ambiental, incorporated the company Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

The capital of Águas de Castilho totaled R$ 622, and was represented by 622,160 registered shares without a par value. SABESP holds 30%of its equity interest.

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

The operations initiated in January 2011.

See below a summary of financial information of the joint-controlled entities:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	2011
	Sesamm	Águas de Andradina	Águas de Castilho	Saneaqua Mairinque	Aguapolo Ambiental	Attend Ambiental
	36%	30%	30%	30%	49%	45%

Current assets	2,658	360	133	561	12,424	5,003
Non-current assets	14,447	1,300	423	164	180,717	223
Current liabilities	832	815	256	228	10,262	127
Non-current liabilities	11,120	84	47	28	167,498	5,130
Stockholders’ equity	5,153	761	253	469	15,381	(31)

Operating revenue	9,203	2,985	651	2,498	-	-
Operating expenses	(10,494)	(2,954)	(568)	(2,730)	(1,438)	(992)
Financial income, net	115	31	5	44	-	60
Profit (loss) for the year	(1,176)	62	88	(188)	(1,438)	(932)

	2010
	Sesamm	Águas de Andradina	Saneaqua Mairinque	Aguapolo Ambiental
	36%	30%	30%	49%
Current assets	420	178	851	13,798
Non-current assets	5,353	106	10	46,094
Current liabilities	2,702	119	177	1,331
Non-current liabilities	-	301	9	53,909
Stockholders’ equity	3,071	(136)	675	4,652

Operating revenue	-	247	447	-
Operating expenses	(638)	(451)	(384)	(1.023)
Financial income, net	95	-	12	-
Profit (loss) for the year	(543)	(204)	75	(1.023)

2.3              Segment reporting

IFRS 8 requires that segment report is identified based in internal reporting regularly reviewed by decision-maker in order to define the allocation of resources and evaluate performances.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Board that makes strategic decisions.

Based in the manner that the Company defines the allocation of resources, two operating segments (water and sewage services) are presented on note 19.

2.4              Translation into foreign currency

(a)         Functional and reporting currency

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Items included in the financial statements are measured using the currency of the primary economic environment in which the company operates ("the functional currency"). The financial statements are presented in Brazilian reais  (R$ or reais), which is also the Company's functional and presentation currency. All financial information presented has been presented in reais, except where indicated.

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

2.5              Financial Instruments

2.5.1         Classification

The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity and available for sale. The classification depends on the purpose for which the financial assets were recognized at fair value and subsequently acquired. Management determines the classification of the financial assets at inception. As of December 31, 2011 and 2010, the Company had no financial assets classified in the category held-to-maturity and available for sale.

(a)          Financial assets calculated at fair value through profit or loss

These are financial assets held for active and frequent trading. Financial asset is classified in this category if it was acquired to be negotiated in short-term. These assets are classified as current assets. Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the statement of income in 'Financial income' or 'Financial expenses' in the period they occur, unless the instrument has been contracted in connection to another transaction. In this case, changes are recognized in the same line item of income affected by this transaction.

(b)          Loans and receivables

These comprise receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. Loans and receivables are presented in current assets or liabilities, except for those with maturity of more than 12 months after the balance sheet date (these are classified as noncurrent assets or liabilities). The Company's loans and receivables include cash and cash equivalent trade accounts receivable, other accounts receivable and loans. Loans and receivables are recognized at fair value e subsequently recorded at amortized cost, under the effective interest rate method.

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

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

a)       Revenue from sales and services

Revenue from water supply and sewage collection are recognized as the water is consumed and services are provided. Revenues, including the revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services in the ordinary course of the Company’s activities. Revenue is shown net of value-added tax, rebates and discounts. Revenues from unbilled represent incurred revenues in which the services were provided, but not yet billed until the end of the each period. Water supply and sewage services are recorded as trade accounts receivable based on monthly estimates of the completed services.

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

b)       Construction revenue

Revenue from concession construction contracts is recognized in accordance with IAS 11 Construction Contracts using the percentage-of-completion method, provided that the applicable conditions for application are fulfilled. The percentage of completion is calculated from the ratio of the actual costs incurred on the balance sheet date to the planned total costs (cost-to-cost method). Revenue is recognized by reference to the construction costs incurred during the period plus a fee earned. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to the construction costs incurred and the total is recognized as construction revenue.

2.8             Customer accounts receivable and allowance for doubtful accounts

Customer accounts receivable are amounts due from customers for services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as noncurrent assets.

The Company records an allowance for doubtful accounts for receivable balances in an amount that is deemed by management to be sufficient to cover probable losses in accounts receivable, based on the analysis of the history of receipts and existing warranties, and it does not expect to incur in additional significant losses, mainly in relation to the municipalities.

2.9              Inventories

Inventories of supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or realizable value, and are classified in current assets.

2.10          Investment property

The investment property is recognized by the cost of acquisition or the construction cost, less the related accumulated depreciation. The depreciation is calculated by straight line basis considering the useful life of the assets. The maintenance expense is recognized in the profit and loss when occurred.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The Company held some assets for a currently undetermined future use. The Company is analyzing whether the assets will be used in the operation or will be sold in short-therm.

2.11            Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities which are not related to the concession contracts. Those assets are stated at historical cost of acquisition or construction less depreciation, net of impairment charge, when necessary, and include interest capitalized incurred during the construction period where applicable, for the qualifying assets.

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

The residual amount and the useful life of the underlying assets are reviewed and adjusted, if necessary, in the end of the year.

Gain and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other operating income (expenses) in the income statements.

2.12           Intangible assets

Intangibles are stated at acquisition cost and/or construction of the underlying assets, including the construction margin, interest and other financial charges capitalized during the construction period, in this case, for the qualifying assets when applicable. Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale. The Company considers that substantial period means a period greater than 12 months. This period was established by considering the completion period of the majority of its constructions which is greater than 12 months.

The amortization is calculated when the intangible assets are available for use in the necessary condition established by the Company.

The amortization reflects the period over the expected future economic benefits generated by the intangible asset and can be the period of the contract or the useful life of the underlying assets constructed, what occurs first.

The amortization of the intangible assets finish when the underlying asset is totally consumed or its is alienated, what occurs first.

Infrastructure to which the operator is given access by the grantor of the concession or donation received from third parties is not recognized in the consolidated balance sheet, since such donations are controlled by the concession grantor.

The amount received to construct infrastructures is recognized in the profit and loss as “Other operating income (expenses), net”.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(a)         Concession arrangements

The Company operates concession contracts covering the provision of basic and environmental sanitation services, water supply and sewage services agreed with the concession grantor. The infrastructure used by SABESP subject to service concession arrangements is considered to be controlled by the concession grantor when:

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

The fair value of construction and other work on the infrastructure represents the cost of the intangible asset and is recognized as revenue when the infrastructure is built, provided that this work is expected to generate future economic benefits. The account policy for revenue recognition for construction services is detailed on note 2.7 “Revenue from sales and services”.

Intangible assets under Concession contracts and Program contracts, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract, or the useful life of the underlying asset, what occurs first.

The investments not recovered in the services provided, during the contract, will be indemnity by the concession grantor, (1) in cash or cash equivalent or (2) extend the contract period. These investments are amortized over the useful life of the assets.

(1)    Financial assets are recognized when the Company has the inconditioning right to receive cash or cash equivalent in the end of the contract period, as an indemnity for the investments not recovered in the services provided, during the contract period. The Company did not recognized any financial assets due to the fact that there is no expectation that the Company will receive cash (historically the contracts period are extended);

(2)    Continuing the operation, the assets will be maintained in the intangible assets.

(b)         Software licenses

Software licensing of computer programs and business management systems acquired are capitalized and amortized over the period of the license and the expenses associated with maintaining these are recognized as expenses when incurred.

2.13           Impairment

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Property and equipment, intangibles and other noncurrent assets, with defined useful life, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The recoverable amount is the higher of value in use and fair value less cost to sell. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. For assets with undefined useful life, so not subject to amortization, it is tested annually, not considering the expectation of loss (impairment). The recoverable amount is the higher between the amount in use and the fair value less the cost to sell. Impairment is recognized in the profit and loss for the amount where the amount of the asset is higher than the recoverable amount. For the purposes of measuring impairment, assets are grouped in the lowest level for which there are separately identifiable cash flows (CGU - Cash Generating Units). The assets adjusted by impairment are reviewed subsequently to analyze the possible reversion of the impairment in the date covered by the financial statements, except for goodwill.

The CGU’s analyzed by the Company to evaluate the recoverable value of the assets were defined according to the business decision-maker. Analyzes are performed by business unit, which consist in a group of  municipalities which has cost sharing or are supported by the same hydrological basin.

The methodology applied was the discounted cash flow mainly related to the assets related to the concessions, considering a five-year period operating cash flow. From 2017 until the maturity date of each contract, the operating cash flow is adjusted, annually, by a 4.5% inflation rate and discounted by the weighted average cost of capital (WACC).

The process to estimate the value in use involves premises, judgments and estimates about the future cash flows and represents the best estimates of the Company, approved by the board.

As of December 31, 2011 the Management evaluated that there is no indication that the amounts of property and equipment, intangibles and other noncurrent assets will not be recovered by future operations.

2.14           Accounts payable to suppliers and contractors

Accounts payable to contractors and suppliers are obligations to pay for goods or services purchased from suppliers in the ordinary course of business and are classified as current liabilities if the payment is due in the period up to one year. Otherwise, the accounts payable are presented as non-current liabilities and are initially measured at fair value which generally correspond to the amount billed and subsequently to the amortized cost.

2.15           Loans and financing

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

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

2.16           Borrowing costs

Borrowing costs related to acquisition, construction or production of an asset which, necessarily, takes long time to be ready for use or sell are capitalized as cost of the asset. Other costs of the loan are recognized as expenses in the period that it occurs. Borrowing costs are interest and other financial charges over the loan, including exchange rate variation, in the terms described below.

The capitalization occurs during the period of the construction, considering the weighted average rate of the loans in place in the date of the capitalization.

The loans and financing acquired in foreign currency, are analyzed as they were acquired in local currency, and the capitalization of the interest and/or exchange rate variation is limited by the amount which would be capitalized if the loans and financing were acquired in local currency.

2.17           Payroll and related charges

Salaries include an accrual for vacations and the 13th salary and additional payments negotiated in collective labor agreements plus related charges and are recorded on the accruals basis.

2.18          Profit sharing

The Company's profit sharing plan for its employees is based on general targets of the Company as a whole, and based on the performance of each business units. The Company recognizes a provision when has a contract or when there is a prior practice which gave rise to a non formal obligation (constructive obligation). The expense for profit sharing is recorded on the accruals basis as an operating expense and cost of sales and services.

2.19           Provisions, legal obligation, escrow deposits and contingent assets

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

For financial statement presentation purposes, the provisions are stated net of the related escrow deposits based on the legal right to offset. The bases and the nature of the provision for civil, tax, labor and environmental risks are described in Note 15.

Escrow deposits not linked to related liabilities are recorded in noncurrent assets. The escrow deposits are restated according to fiscal authorities.

Legal obligations occur from tax obligation which objective is to claim the legality. The obligations are recognized in the financial statements.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Contingent assets are not recognized, except when the gain is virtually certain or when there are real warrants or final judicial decision favorable to the Company.

2.20         Environmental costs

Costs related to ongoing environmental programs are expensed as incurred. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

2.21           Income taxes and social contribution – current and deferred

The Company adopted a transitory tax regime (RTT) to calculate income tax and social contribution, as enacted by law 11,941/09, considering the account effects by law 6,404/76, before the changes considered in law 11,638/07.

This regime will be in place until a new law be enacted. This regime was optional in 2008 and 2009 and was obliged from 2010 on.

The Company opted for this regime in 2008. Consequently, the Company adopted the rules established in the RTT to December 31, 2011, 2010 and 2009.

The tax expense for the period comprises current and deferred tax.

(a)         Current tax

The current income tax and social contribution expense are calculated on the basis of the laws enacted or substantively enacted at the balance sheet date, pursuant to Brazilian tax regulations. Income taxes in Brazil comprise Federal income tax (15%), increased by 10% what exceeded R$240, and social contribution (9%). Taxable income differs from net income (profit presented in the statement of income), because it excludes income and expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. Management periodically evaluates and measures the positions taken in the income tax return with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(b)         Deferred tax

Deferred income and social contribution taxes are recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements, according to IAS 12. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income and social contribution taxes are determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income and social contribution taxes assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Deferred income and social contribution taxes assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.22          Accrued taxes on revenues

Accrued taxes on revenues are recognized on accrual basis for PASEP (Public Servant Fund) and Cofins (Social Security Financing Contribution). These taxes are calculated on differences from tax basis of billing to government entities, which are taxable when the invoices are settled. As these taxes are non-cumulative, they are presented net of tax credits, as deductions from gross revenues. Debts and credits arising from other operating income and expenses, respectively, are presented as deductions from the respective operating income or expense.

2.23          Pension obligations

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

The Company adopted the corridor approach to recognize the actuarial gains and losses. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are in excess of the greater of 10% of the fair value of plan assets or 10% of the present value of the defined benefit obligation are charged or credited to income over the employees' expected average remaining working lives. The expenses related to pension plan are recognized in profit and loss of the year as cost of sales and services, selling expenses or administrative expenses, according to employee’s allocation.

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

The Company pays contributions to an unlisted private pension entity, Fundação Sabesp de Seguridade Social – Sabesprev, in a compulsory basis, contracted or not. The regular contributions consist of the net costs of the plan and are recognized in the profit and loss of the period.

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

2.24          Financial income and expenses

Financial income is primarily comprised of interest, inflation adjustments and exchange variations on short term investments and client negotiation. Financial expenses are primarily comprised of interest, inflation adjustments and exchange variations on loans and financing and provisions. These financial income and expenses are calculated using the effective interest rate method.

2.25          Leases

According to IAS 17, leases are classified as financial leases when there is transfer substantially all the risks and rewards incidental to ownership of an asset. Other leases are classified as operational lease. Operational leases are recognized as expenses in the profit and loss on a linear basis during the contract.

Financial leases are recognized based at lower of the present value of the minimum payment of the contract or the fair value of the related asset in the beginning of the contract. The payments are recognized as expenses or reducing the leasing in order to obtain a linear interest rate. The corresponding obligation is recognized as short or long term debt.

2.26          Other current and noncurrent assets and liabilities

Other assets are stated at cost of acquisition, net of any impairment loss, when applicable. The amounts recognized as other liabilities are stated at known or estimated amounts, including, where applicable, related charges and monetary variations.

2.27          Dividends and Interest on Shareholders' Equity

The Company uses the tax benefits of distributing dividends as interest on shareholders' equity, as permitted by Brazilian Law. This distribution of dividend is accounted for in accordance with Brazilian Law 9,249/95 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP). The benefit attributed to the shareholders is recognized in the current liability against Equity, based on the articles of association. Dividends and interest on shareholders´ equity over the minimum established in the articles of association are recognized when approved by the shareholders in the general meeting. The tax effects of the interest on shareholders’ equity are recognized in the income statement of the year.

2.28         Present value adjustment

Current and noncurrent financial assets and liabilities are adjusted to present value based on discount rate at current market rate as of the transaction date, when the effects are relevant.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

2.29          New and amended standards adopted by the Company

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

2.30         Standards, amendments and interpretations to existing standards that are not yet effective

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Company

The following new standards, amendments and interpretations to existing standards were issued by IASB but are not effective for 2011. The early adoption of these standards, even though encouraged by IASB, has not been implemented in Brazil by the Brazilian Accounting Pronouncements Committee (CPC).

.    IAS 19, "Employee benefits" was amended in June 2011. The impact on the Group will be as follows: (i) to eliminate the corridor approach; (ii) to recognize all actuarial gains and losses in other comprehensive income as they occur; (iii) to immediately recognize all past service costs; and (iv) to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). Management is evaluating the total impact of these changes for the Company. The standard is applicable as from January 1, 2013.

.    IFRS 9, "Financial instruments" addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial instruments. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the statement of income, unless this creates an accounting mismatch. Management is evaluating the impact of this standard for the Company. The standard is applicable as from January 1, 2013.

.    IFRS 10, "Consolidated financial statements" builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control. Management is evaluating the impact of this standard for the Company. The standard is applicable as from January 1, 2013.

.    IFRS 11,"Joint arrangements" was issued in May 2011. The standard provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangements: (i) joint operations - arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses; and (ii) joint ventures - arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. The proportional consolidation method will no longer be permitted in joint ventures. Management is evaluating the impact of this standard for the Company. The standard is applicable as from January 1, 2013.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

.    IFRS 12, "Disclosures of interests in other entities" includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. Management is evaluating the impact of this standard for the Company. The standard is applicable as from January 1, 2013.

.    IFRS 13, “Fair value measurement” was issued in May 2011. IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Company is yet to assess IFRS 13’s full impact. The standard is applicable as from January 1, 2013.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

3                    Financial Risk Management

3.1               Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The Company analyzes the global risk considering the unpredictability of the financial market and tries to minimize the potential adverse financial impacts.

The Company has not utilized derivative instruments, although it may enter in forward exchange transactions and financing funding transactions in Brazilian reais  to mitigate the foreign currency exposure.

(a)         Market risk

Foreign currency risk

The Company is exposed to exchange rate fluctuations from Brazilian reais to US dollars and Yens. Liabilities in foreign currency include loans in US dollars and Yens.

Depreciation of Brazilian reais comparing to loans in foreign currency will incur in losses related to such liability.

Foreign currency risks to SABESP are related to the exposure of short and long term loans in foreign currency.

SABESP’s foreign currency risk are monitored considering several actual and projected economic factors, beside the market condition. The Company does not have hedge or swap contracts to hedge against this risk. The Company monitors the financial debts to reduce the exposure to exchange rate variation taking advantage of opportunities to exchange expensive debts to cheaper debts by reducing financing costs through early payment of its debts. The priority is to acquire new debts with multilateral banks and official agencies from foreign governments, which are characterized by low cost and long term maturity.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

On December 31, 2011 and 2010, R$ 3,053.4 million and R$2,248.9 million, which correspond to 36.4% and 27.2%, respectively, of the debt of SABESP was denominated in foreign currency. The debts of SABESP denominated in foreign currency were acquired, mainly, with Inter-American Development Bank (IADB). Considering those facts, the Company is exposed to foreign exchange fluctuations which can result in material adverse effects to the business.

The Company's exposure to currency risks are summarized as follows:

	December 31, 2011		December 31, 2010

	Foreign currency	R$	Foreign currency	R$

Loans and financing - US$	1,113,236	2,088,208	1,084,898	1,807,657
Loans and financing - Yen	39,456,912	959,198	21,316,000	436,978
Debt issuance cost		(13,656)		(10,801)
Interest and other charges		19,671		15,094
Total		3,053,421		2,248,928

As of December 31, 2011, if the Brazilian real had weakened or strengthened by 10% against the US dollar and Yen with all other variables held constant, post-tax profit for the year and in the shareholders’ equity would have been R$ 201,129 (2010 - R$ 148,146) lower or higher, mainly as a result of foreign exchange losses or gains on the translation of foreign currency denominated loans.

	December 31, 2011	December 31, 2010
Projection of valuation / devaluation of Real by 10%
Loans and financing	3,047,406	2,244,635
Variation Dolar/ Yen	10%	10%
Valuation or devaluation of Real	304,741	224,464
Income taxes rate	34%	34%
Income taxes	103,612	76,318
Valuation or devaluation net of taxes	201,129	148,146

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing.

On December 31, 2011 and 2010, R$ 2,537.1 million or 29.5% and R$2.529,4 million or 30.6%, respectively, of the debt of SABESP were denominated in Brazilian reais and indexed to UPR (“Unidade Padrão de Referência”, a Reference Standard Unit, which is equal to the TR “Taxa Referencial”, a Reference Rate). On December 31, 2011 and 2010, R$1,882.3 million or 21.9% and R$2,064.7 million or 25.0%, respectively, of the debt of SABESP were denominated in Brazilian reais and indexed to the fluctuation of DI (Interbank Deposit) rate.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

On December 31, 2011 and 2010, R$ 1,152.1 million and R$996.1 million, respectively, of the debt of SABESP were denominated in US dollars and indexed to the fluctuation of rates of Inter-American Development Bank (IADB).

On December 31, 2011 and 2010, the Company has not entered into any derivative contracts to hedge againstthe UPR (Reference Standard Unit), DI (Interbank Deposit) or for IADB (Inter-American Development Bank) rates; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt. The Company is obliged to invest the excess of cash in financial institutions controlled by the Federal Government.

The Company invest the excess of cash, which corresponded to R$ 2,031.1 million and R$1,853.2 million, on December 31, 2011 and 2010, respectively, mainly in short term investments. As a result, the exposure of SABESP to interest rate risk is partially limited to the financial gain of such investments, which normally are indexed to the fluctuation of DI (Interbank Deposit) rate.

The Company maintained approximately 28% of its loans and financing in local and foreign currency indexed to fixes rates. During 2011 and 2010, the loans and financing indexed to variable rates were in local and foreign currency.

The table below provides the Company's loans and financing denominated in reais subject to variable interest rate:

	December 31, 2011	December 31, 2010

UPR(i)	2,537,089	2,529,398
CDI(ii)	1,882,341	2,064,714
IGP-M(iii)	-	493,869
TJLP(iv)	886,138	703,710
IPCA(v)	187,697	223,996
Fixed rate	49,609	-

Total loans and financing in local currency	5,542,874	6,015,687

(i) UPR (Unidade Padrão de Referência), a Reference Standard Unit, which is equal to the TR (Taxa Referencial), a Reference Rate.

(ii) CDI (Certificado de Depósito Interbancário), an interbank deposit certificate.

(iii) IGP-M (Índice Geral de Preços do Mercado), a general market price index.

(iv) TJLP (Taxa de Juros a Longo Prazo),a long-term interest rate index.

(v) IPCA (Índice Nacional de Preços ao Consumidor Amplo),a consumerprice index.

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

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2011, if interest rates on loans and financing denominated in Brazilian reais  had been 100 basis points higher or lower with all other variables held constant, post-tax profit would have been R$ 35,114 (2010 - R$ 39,338) lower or higher, mainly as a result of a lower or higher interest expense on floating rate loans and financing.

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

	December 31, 2011	December 31, 2010

Cash at bank and short term bank deposits
brAAA	38,058	27,673
brAA+	2,102,304	1,945,697
Others (*)	1,717	14,634
	2,142,079	1,988,004

(*) This category is comprised by banks which have no credit rating information available.

The available credit rating information of the banks in which the Company made transactions during 2011 is as follow:

Agencies’ rate
Banks	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AA+ (bra)	Aaa.br	brAAA
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Caixa Economica Federal	AA+ (bra)	Aaa.br	-
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	AAAbr

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

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The excess of cash is invested in short-term investment indexed by interest, deposits held at call with banks, other short-term highly liquid investments considering appropriate maturity date and liquidity.

The table below provides the Company's contractual undiscounted cash flows of the financial liabilities into relevant maturities based on the balance sheet as of December 31, 2011 and 2010.

	2012	2013	2014 / 2015 / 2016	from 2017 then on	Total
As of December 31, 2011
Loans and financing	2,115,837	1,689,526	3,008,577	5,162,889	11,976,829
Accounts payable to suppliers and contractor	255,557	-	-	-	255,557
Services payable	383,116	-	-	-	383,116

As of December 31, 2010
Loans and financing	1,744,324	2,071,161	3,834,599	4,880,026	12,530,110
Accounts payable to suppliers and contractor	144,043	-	-	-	144,043
Services payable	295,172	-	-	-	295,172

There are no financial assets or liabilities included in “Other assets” or “Other liabilities”.

3.2              Capital management

The Company's objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total loans and financing (including short and long term loan and financing, as presented in the financial statements) less cash and cash equivalents. Total capital is calculated as total equity as shown in the balance sheet plus net debt.

The financial leverage rate on December 31, 2011 and 2010 as summarized below:

	December 31, 2011	December 31, 2010

Total loans and financing	8,596,295	8,264,615
Less: cash and cash equivalents	(2,149,989)	(1,989,179)

Net debt	6,446,306	6,275,436
Total equity	10,545,896	9,681,800

Total capital	16,992,202	15,957,236

Leverage ratio	37.9%	39.3%

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

In 2010, the Company's leverage ratio decreased to 37.9% as of December 31, 2011, compared to 39.3% as of December 31, 2010, due to increase in short term investments.

The capital is not managed at consolidated level, but only at parent company level, whereas the subsidiaries are not relevant.

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

The only financial instrument measured at fair value are represented by the short-term investment on Certified of Bank Deposits (CDB), classified as cash equivalent, amounting to R$ 2,031,122 and R$ 1,853,177 in December 31, 2011 and 2010, respectively. These investments are measured at fair value through profit and loss at level 2.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

3.4              Financial Instruments

The Company operates with many financial instruments, particularly cash and cash equivalents, including financial investments, and loans and financing as described below.

The estimated fair values of financial instruments are as follows:

	December 31, 2011		December 31, 2010

	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents	2,149,989	2,149,989	1,989,179	1,989,179
Restricted cash	99,729	99,729	302,570	302,570
Customer accounts receivable,net	1,406,372	1,406,372	1,324,157	1,324,157
Accounts receivable from related party, net	355,621	355,621	368,848	368,848
Escrow deposits	54,178	54,178	43,543	43,543

Financial liabilities
Loans and financing	8,596,295	8,500,515	8,264,615	9,698,547
Accounts payable to suppliers and Contractors	255,557	255,557	144,043	144,043

Loans and financing

The fair value of the loans and financing as of December 31, 2011 and 2010 are as follow.

	December 31, 2011		December 31, 2010
	Carrying amount	Market value	Carrying amount	Market value
Bank loans
Loans and finance local currency (i)	1,866,936	1,756,889	2,721,818	2,866,244
Debêntures (ii)	3,124,159	2,901,483	2,771,562	3,372,377
BNDES (iii)	496,823	496,823	509,572	509,572
Financial lease (vi)	49,609	49,609	-	-
Foreign currency (iv)	3,053,421	3,290,364	2,248,928	2,937,619
Other (v)	5,347	5,347	12,735	12,735
	8,596,295	8,500,515	8,264,615	9,698,547

The fair value was obtained as follow:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(i)                   Loans and finance – local currency are considered by carrying amount plus contractual interest rate till mature date, discounted to present value considering a future interest rate published by BM&F.

(ii)               Debentures are considered by their carrying amount plus contractual interest rate till mature date and discounted to present value considering the future interest rate published by ANBIMA in the secondary market, as of December 31, 2010 and the Company’s share traded in the Brazilian market.

(iii)             BNDES loans are financial instruments valued at carrying amount plus contractual interest rate till mature date, and are indexed by long term interest rate – TJLP, which is a specific rate and cannot be compared to any other rate available in the market. The Company considers the market value of the financing the same amount recognized in the financial statements as of December 31, 2011.

(iv)             Financing in foreign currency are controlled in the original currency, converted using the exchange rate as of the balance sheet date, discounted to present value considering an future exchange rate published by Bloomberg, based on the price of the shares negotiated in the open market.

(v)               Other financing in local currency are considered by carrying amount plus contractual interest rate till mature date, discounted to present value considering a future interest rate published by BM&F.

(vi)              Financial lease are financial instruments valued at carrying amount plus contractual interest rate till mature date, and are indexed by pre-fixed contractual interest rate, which is a specific rate and cannot be compared to any other rate available in the market. The Company considers the market value of the financing the same amount recognized in the financial statements as of December 31, 2011.

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

Concession intangible assets under Concession contracts and Program contracts, in which, at the end of the contract, the Company has no right to receive a payment equivalent to the unamortized asset balance of the concession intangible, are amortized on a straight-line basis over the useful life of the asset or the contract, what incur first. Additional information on the accounting for intangible assets arising from concession contracts is disclosed in Note 2.12(a).

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

(e)          Pension benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions, which can differ materially from the real, due to the changes in economic and market conditions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The Company determines the appropriate discount rates at the end of each year, which is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. The Company utilizes the interest rate of high quality private papers to determine the appropriate discount rate, which are in the same currency of the payments of the benefits and which has the maturity date close to the respective obligation.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information on the pension plans under Plan G0 and G1 is disclosed in Note 16.

5                    Cash and Cash Equivalents

	December	December
	31, 2011	31, 2010

Cash and banks	118,867	136,002
Cash equivalents	2,031,122	1,853,177

	2,149,989	1,989,179

Cash and cash equivalents are denominated in Reais. Cash equivalents are mainly represented by Bank Deposit Certificates - CDB's, deposited in financial institutions controlled by the São Paulo State Government, which has maturity date less than three months and are ready to be converted in cash and has an insignificant risk to change the total amount.

In December 2011, the average rate of such Cash equivalents was 100.19% of CDI (Interbank Deposit Certificates). In December 2010, the average rate was 99.2% of CDI.

6                    Restricted Cash

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

In December 31, 2011, the restricted cash totaled R$ 99,729 (R$ 302,570 in 2010) and was recognized in the current asset. Approximately R$8,280 was related to BNDES guarantees and R$ 90,984 referred to proceeds from services provided to entities related to the Municipal Government of São Paulo, net of taxes, which include: day-care centres, schools, management offices, and health centres, whose funds shall be reinvested in the water and sewage system of the city of São Paulo.

7                    Customer Accounts Receivable

(a)          Balance sheet balances

	December	December
	31, 2011	31, 2010

Private sector:
General and special customers (i) (ii)	885,847	828,261
Agreements (iii)	249,929	250,300

	1,135,776	1,078,561

Government entities:
Municipal	578,463	556,212
Federal	2,517	2,645
Agreements (iii)	182,381	170,892

	763,361	729,749

Wholesale customers - Municipal governments: (iv)
Guarulhos	513,218	462,221
Mauá	244,204	220,228
Mogi das Cruzes	14,864	18,818
Santo André	547,764	489,486
São Caetano do Sul	1,955	3,537
Diadema	164,337	149,155

Total wholesale customers	1,486,342	1,343,445

Unbilled revenue	457,321	391,822

Subtotal	3,842,800	3,543,577
Allowance for doubtful accounts	(2,436,428)	(2,219,420)

Total	1,406,372	1,324,157

Current	1,072,659	971,318
Noncurrent (v)	333,713	352,839

(i)   General customers - residential and small and mid-sized companies.

(ii)  Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest.

(iv) Wholesale customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP and do not pay for the amounts in dispute. These amounts are not recognized as operational revenue, due to the uncertainty in the collection.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The amounts past due, which are substantially included in the allowance for doubtful accounts, are classified in noncurrent assets pursuant to the changes below:

	2011	2010	2009

Balance at beginning of year	1,343,445	1,182,744	1,074,368
Services provided	340,068	353,546	332,975
Receipts - services in the current year	(167,024)	(183,882)	(164,266)
Receipts - services in previous years	(30,147)	(8,963)	(60,333)

Balance at end of year	1,486,342	1,343,445	1,182,744

Current	26,485	38,665	68,898
Noncurrent	1,459,857	1,304,780	1,113,846

(v)  The noncurrent portion consists of trade accounts receivable that are past due and renegotiated with customers and amounts past due related to wholesale to municipal governments, and the amounts are net of allowance for doubtful account.

(b)          The aging of trade accounts receivable is as follows:

	December	December
	31, 2011	31, 2010

Current	1,129,981	1,086,344
Past-due:
Up to 30 days	184,958	150,358
From 31 to 60 days	79,720	67,539
From 61 to 90 days	50,020	45,153
From 91 to 120 days	39,686	39,084
From 121 to 180 days	70,037	73,300
From 181 to 360 days	137,039	119,967
Over 360 days	2,151,359	1,961,832

Total past-due	2,712,819	2,457,233

Total	3,842,800	3,543,577

(c)          Allowance for doubtful accounts

	2011	2010

Previous balance	2,219,420	1,854,231
Private sector/government entities	47,679	200,321
Wholesale customers	169,329	164,868

Additions for the year	217,008	365,189

Balance	2,436,428	2,219,420

Current	1,132,638	1,075,939
Noncurrent	1,303,790	1,143,481

The Company accounted for probable losses on accounts receivable in 2011 totaling R$ 120,260 (December 31, 2010 – R$ 232,505), of which R$ 77,905 (net of recoveries) were written off from accounts receivable (in 2010 - R$ 37,505), under Selling expenses.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The Company does not rely on any specific major customers and no single external customer segment represents 10% or more of its revenues.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

8                   Related Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)          Accounts receivable, interest on shareholders' equity payable and revenue and expenses with the São Paulo State Government

	December	December
	31, 2011	31, 2010

Accounts receivable
Current:
Water and sewage services (i)	116,441	96,004
GESP Agreement (iii)	41,360	21,360
Allowance for losses (i)	(12,389)	(12,389)
Reimbursement for pension benefits paid -
GESP Agreement (ii)	31,887	28,203
Reimbursement for
pension benefits paid - Monthly flow (ii)	8,034	4,594

Total current	185,333	137,772

Non-current:
Water and sewage services - GESP
Agreement (iii)	-	52,228
Reimbursement for
pension benefits paid - GESP Agreement (ii)	170,288	178,848

Total noncurrent	170,288	231,076

Total receivables from shareholder	355,621	368,848

Provision of water and sewage services	145,412	157,203
Reimbursement of additional retirement and
pension benefits	210,209	211,645

Total	355,621	368,848

Interest on shareholders' equity payable to related party	153,368	179,319

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	2011	2010	2009
Gross revenue from sales and services
Water supply	216,933	204,595	193,771
Sewage services	188,059	178,935	164,532
Payments received from related parties	(425,129)	(401,626)	(349,983)
Financial income	271,847	137,613	73,927

(i)     Water and sewage services

The Company provides water supply and sewage collection services to the São Paulo State Government and other companies related to it in accordance, considered by management,  as usual market terms and conditions, except for the settlement of receivables which may occur as mentioned in items (iii), (iv) and (v).

(ii)   Reimbursement for pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4,819/58 ("Benefits") paid by the Company to former employees and pensioners.

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

For the years ended December 31, 2011, 2010 and 2009, 2,492, 2,554 and 2,597 retired employees, respectively, received additional retirement benefits, and for the years ended December 31, 2011, 2010 and 2009, the Company paid R$ 124,421, R$ 118,408 and R$ 116,082 respectively. There were 14 active employees as of December 31, 2011 who will be entitled to these benefits as a result to their retirement as compared to 32 as of December 31, 2010 and 91 as of December 31, 2009.

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

 (vi) Third Amendment to the GESP Agreement

On November 17, 2008, GESP, SABESP and DAEE signed the third amendment to the GESP Agreement, through which GESP recognized a debt balance payable to SABESP totaling R$ 915,251, monetarily adjusted up to September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement (see item (iii) above), determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs as part of the payment of the Undisputed Reimbursement and offered to GESP a provisional settlement, recognizing a credit totaling R$ 696,283, corresponding to the value of the reservoirs in the Upper Tietê system. The Company did not recognize the reimbursement receivable of R$696,283 related to the reservoirs, as it is not virtually certain that will be transferred by the State. The final settlement will only be effected with the actual transfer of the property with the proper Registry of Deeds Office. The remaining balance totaling R$ 218,967 is being paid in 114 monthly, consecutive installments, totaling R$ 1,920 each, including the annual IPCA/FIPE fluctuation, plus interest of 0.5% p.m., the first of which fell due on November 25, 2008.

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

(vii) Controversial Amount of Benefits

As mentioned before, on November 17, 2008 the Company and the State signed the third amendment to the GESP Agreement, when the reimbursements called disputed and undisputed were quantified. The amendment established the efforts to calculate the so-called Disputed Reimbursement of the Benefits. Under the fourth clause of the amendment, the Disputed Reimbursement represents the difference between the Undisputable Reimbursement and the amount actually paid by the Company as pension benefits and pensioners set out in Law 4,819/58, for which, the Company understands, the State of São Paulo is originally liable, but paid by SABESP by May 2008, under a court order.

By entering into the third amendment, the State's Legal Representative (PGE) agreed to reassess the differences that gave rise to the disposed reimbursement of benefits set out in Law 4,819/58. At the time, the expectation was based on the willingness of the PGE to reanalyze the issue and the implied right of the Company to the reimbursement, including based on opinions from outside legal advisors.

However, new opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, refute the reimbursement of the largest portion of the controversial amount.

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the receivables related to the Disputed Reimbursement without dispute.

As part of the actions intended to recover the receivables that management considers due by the State, related to discrepancies in the reimbursement of the pension benefits paid by the Company, the Company: (i) on March 24, 2010, reported to the controlling shareholder the official letter approved by the executive committee, proposing that the matter be discussed at the São Paulo Stock Exchange (BM&FBovespa) Arbitration Chamber; (ii) in June 2010, presented to Department of Finance a proposal to solve the outstanding items, such proposal was not accepted; (iii) on November 9, 2010, filed a judicial action against the State of São Paulo pleading the entire reimbursement related to employee benefits set out in Law 4,819/58 to finalize the discussion between the Company and GESP. The Company will persist to obtain an agreement with GESP since the management believes that it is the better to the Company and to its shareholders than wait until the end of the judicial action.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The Company's management decided to not recognize the reimbursements which were not considered virtually certain that will be reimbursed by the State. As of December 31, 2011 and 2010, the amounts not recorded by the Company, related to the pension benefits paid on behalf of the State by the Company, totaled R$ 1,290,663 and R$ 1,230,064, respectively, including the amount of R$ 696,283 related to the transfer of the reservoirs in the Upper Tietê system. As a result, the Company also recognized the obligation related to the pension benefit obligations maintained with the beneficiaries and pensioners of Plan G0, whose right it is to be paid by SABESP and is not considered virtually certain that SABESP will be reimbursed by the State. As of December 31, 2011 and 2010, the pension benefit obligations of Plan G0 totaled R$ 1,512,078 and R$ 1,316,706, respectively. For detailed information on the pension benefit obligations refer to Note 16.

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

(c)          Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the consumption of water.

 (d)         Guarantees

The State Government provides guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

(e)          Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed. In 2011, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$ 10,888 (2010 - R$ 5,640 and 2009 - R$ 5,359).

In 2011 there was no personnel assigned by other entities to SABESP. In 2010, the expenses related to personnel assigned by other entities to SABESP totaled R$264 and in 2009 totaled R$ 335.

(f)           Services obtained from entities related to the State Government

As of December 31, 2011 and 2010, SABESP had an outstanding amount payable of R$ 12,062 and R$ 11,395, respectively, for services rendered by São Paulo State Government entities, including the supply of electric power by Companhia Energética de São Paulo – CESP, which represents 86% in 2011.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(g)          Nonoperating assets

As of December 31, 2011 the Company had an amount of R$ 21,531 (December 31, 2010 - R$ 25,371) mainly related to free land lend to the associations, support entities, non-governmental organizations and to DAEE (Water and Electricity Department), among others. The free land lend to DAEE amounts to R$ 2,289.

(h)          Banco do Brasil

The State of Sao Paulo sold exclusive rights in the provision of banking services administration entities directly and indirectly in favor of Banco Nossa Caixa, on March 27, 2007, and in favor of Banco do Brasil, May 27, 2010. Through the lawsuit in question, SABESP pleads financial compensation for the sale of its exclusive rights, requiring a percentage of the values that the State of São Paulo received from each of the financial institutions.

On June 28, 2011 it was executed the Term of Settlement between the Company and the State of Sao Paulo, whereby the Company received the amount of R$ 63,366 upon reduction, as compensation of credit held by the State, corresponding to interests on shareholders’ equity in fiscal 2010.

(i)           SABESPREV

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação SABESP de Seguridade Social - SABESPREV. The net actuarial liability recognized as of December 31, 2011 amounted to R$ 538,619 (December 31, 2010 - R$ 487,332).

(j)           Key management compensation

Management Fees:

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

Bonuses:

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

The compensation related to the members of its board of directors and officers amounted to R$ 2,614, R$ 2,601 and R$ 2,606 for the years ended December 31, 2011, 2010, and 2009, respectively, and it refers to salaries and other short-term benefits to employees and management. An additional amount of R$ 1,069, related to the bonus program, also a short term benefit, was accrued as of December 31, 2011 (December 31, 2010 - R$ 845; December 31, 2009 – R$ 856).

9                    Indemnities Receivable

Indemnities receivable are a noncurrent asset that represents amounts receivable from the Municipality of Diadema as an indemnity for their unilateral termination of the concession for water supply and sewage services of the Company in 1995. As of December 31, 2011, this balance totaled R$ 60,295. As of December 31, 2010, the indemnities receivable was R$146,213 related to the municipalities of Diadema R$ 60,295 and Mauá R$85,918.

The Company invested in the construction of water and sewage systems in the municipalities of Diadema and Mauá in order to meet the concession service commitments. For the unilateral termination of the Diadema and Mauá concessions, the municipalities assumed the responsibility of supplying water and sewage services in those regions. At that time, the Company reclassified the balances of property, plant and equipment related to the assets used in those municipalities to noncurrent assets (indemnities receivable).

As of December 31, 2011, the net book value of property, plant, and equipment relating to the municipality of Diadema, reclassified in December 1996, amounted to R$ 75,231 and the indemnity balance from the municipality amounted to R$ 60,295, on December 31, 2011.

SABESP filed lawsuits to collect the amounts due by the municipalities. With respect to Diadema, the decision of the lower court judge was unfavorable to SABESP. The Company filed an appeal and in December 2005, SABESP's appeal to have the agreement entered into with the municipality of Diadema declared valid was partially accepted. In December 2007, the decision that accepted the execution of the Companhia de Saneamento the Diadema - Saned was rendered, ordering this company to be summoned to pay the full amount of the debt within 15 days under the penalty of fine. The judge approved the seizure of cash from Saned's bank accounts and short-term investments (online seizure) of up to 10% of the adjusted debt. An appeal was filed against this decision, but the Appellate Court upheld the final and unappealable decision. R$ 2,919 were seized and withdrawn on March 3, 2009. Subsequently, the Court of Justice issued an injunction determining the seizure through weekly deposits by Saned in the amount corresponding to 20% of everything received in its bank accounts and short-term investments.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

In October 2009, a judicial decision recognized the debt and the execution against the municipality which will pay using precatory. In September 2011, the Company received a favorable decision from the Court of Justice, considering constitutional the municipal law which permitted the retention of the ICMS.

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

In January 2009, the parties filed a joint petition requesting the suspension of new seizures, for a three-month period, trying to enable an agreement. The suspension was confirmed by the Tax Court. As the settlement on which a possible agreement will be based was maintained, the suspension request was last renewed in November 2011.

As of December 31, 2011, the net book value of property, plant, and equipment relating to the municipality of Mauá, reclassified in December 1999, totaled R$ 103,763 and the indemnities receivables the municipality totaled R$ 85,918. The decisions are being favorable to the Company and the collection will be made by precatory, which will be recognized in the financial statements when realized, due to the uncertainties in the collection. Due to this fact, in December 2011, the Company recognized a provision for losses in the total amount and the judicial demand is still in progress.

With respect to Mauá, a lower court decision demanded this Municipality pay the amount of R$ 153.2 million to SABESP as a compensation for the investments made by SABESP in the city and for the loss of profits. In August 2008, the Court of Justice decided for the integral maintenance of the lower court decision. The Municipality of Mauá filed special and extraordinary appeals against the decision. Both appeals were denied by the Court of Justice, which led to the filing of a bill of review with the Superior Court of Justice and Federal Supreme Court. The Federal Supreme Court partially accepted the appeal to reduce the fees.

Based on legal opinion, management believes that the Company has legal rights to receive the indemnities and is monitoring the judicial lawsuit.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

10                Intangible Assets

	December 31, 2011			December 31, 2010

		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangible rights arising from concession contracts
Service concession Agreements (i)	14,404,168	(2,848,829)	11,555,339	13,980,141	(3,242,270)	10,737,871
Concession contracts (ii)	762,987	(223,693)	539,294	706,423	(189,145)	517,278
Program contracts (iii)	1,120,104	(49,324)	1,070,780	900,686	(36,302)	864,384
Program contracts – commitments (iv)	473,327	(38,341)	434,986	333,942	(22,666)	311,276
Service contract – São Paulo (v)	7,039,763	(517,288)	6,522,475	6,196,699	(99,837)	6,096,862
New businesses (vi)	21,400	(4,923)	16,477	12,129	(901)	11,228

	23,821,749	(3,682,398)	20,139,351	22,130,020	(3,591,121)	18,538,899
Software licenses	52,755	(50,429)	2,326	49,458	(41,521)	7,937

Total	23,874,504	(3,732,827)	20,141,677	22,179,478	(3,632,642)	18,546,836

Movements on the intangible assets are as follows:

	December 31, 2008	Additions	Write-off and disposals	Amortization	December 31, 2009

Intangible rights arising on concession contracts
Service concession agreements (i)	14,071,507	1,849,993	(51,778)	(497,607)	15,372,115
Concession contracts (ii)	509,724	17,429	-	(23,008)	504,145
Program contracts (iii)	622,383	162,466	-	(12,060)	772,789
Program contracts – commitments (iv)	249,639	18,424	-	(9,260)	258,803

	15,453,253	2,048,312	(51,778)	(541,935)	16,907,852
Software licenses (vi)	9,602	12,954	-	(12,991)	9,565

	15,462,855	2,061,266	(51,778)	(554,926)	16,917,417

	December 31, 2009	Additions	Reclassification	Write-off and disposals	Amortization	December 31, 2010

Intangible rights on concession contracts
Service concession agreements (i)	15,372,115	1,767,747	(6,019,568)	(15,857)	(366,566)	10,737,871
Concession contracts (ii)	504,145	37,122	-	-	(23,989)	517,278
Program contracts (iii)	772,789	106,125	-	-	(14,530)	864,384
Program contracts – commitments (iv)	258,803	62,748	-	-	(10,275)	311,276
Service contract – São Paulo (v)	-	177,131	6,019,568	-	(99,837)	6,096,862
New businesses (vi)	-	12,129	-	-	(901)	11,228

	16,907,852	2,163,002	-	(15,857)	(516,098)	18,538,899

Software licenses	9,565	6,779	-	-	(8,407)	7,937

	16,917,417	2,169,781	-	(15,857)	(524,505)	18,546,836

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2010	Additions	Reclassification	Write-off and disposals	Amortization	December 31, 2011

Intangible rights on concession contracts
Service concession agreements (i)	10,737,871	1,125,335	(63,487)	(16,228)	(228,152)	11,555,339
Concession contracts (ii)	517,278	2,167	57,718	(2,780)	(35,089)	539,294
Program contracts (iii)	864,384	225,510	(31)	(3,810)	(15,273)	1,070,780
Program contracts – commitments (iv)	311,276	139,385	-	-	(15,675)	434,986
Service contract – São Paulo (v)	6,096,862	930,959	(36,234)	(32,383)	(436,729)	6,522,475
New businesses (vi)	11,228	9,271	-	-	(4,022)	16,477

	18,538,899	2,432,627	(42,034)	(55,201)	(734,940)	20,139,351

Software licenses	7,937	3,297	-	-	(8,908)	2,326

	18,546,836	2,435,924	(42,034)	(55,201)	(743,848)	20,141,677

The reclassification amounting to R$ 42,034 is related to the accounts “investment property”.

The status of our aggregated construction in progress of the underlying assets of concession contracts at the end of the year is as follows:

	As of December 31, 2009

	Water	Sewage	Total

Construction costs incurred	760,707	1,248,957	2,009,664
Recognized construction revenue	772,118	1,267,691	2,039,809

	As of December 31, 2010

	Water	Sewage	Total

Construction costs incurred	1,028,115	1,052,966	2,081,081
Recognized construction revenue	1,051,419	1,079,265	2,130,684

	As of December 31, 2011

	Water	Sewage	Total

Construction costs incurred	1,044,122	1,142,198	2,186,320
Recognized construction revenue	1,066,524	1,168,254	2,234,778

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

There are no contingent assets or liabilities related to the construction contracts outstanding.

Investments committed

The estimated amount related to investments is R$ 2,274 million to be spent from 2012 to 2015 (unaudited).

Intangible rights arising from concession contracts

The Company operates concession contracts as defined by IFRIC 12 covering the provision of basic and environmental sanitation services, water supply and sewage services. These concession arrangements set out rights and obligations relative to the infrastructure and to the public service (See Note 2.12(a)). A general obligation also exists to return the concession infrastructure to the grantor in good working condition at the end of the concession.

As of December 31, 2011 and 2010, the Company operates in 363 municipalities in the State of São Paulo. In most of these municipalities operations are based on 30-year concession period. The agreement with the municipality of São Paulo is accounted for as a service concession arrangement.

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

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession contract" and amortized over the period of the related concession (usually 30 years). As of December 31, 2011, 2010 and 2009 there were no amounts pending related to these payments to the municipalities.

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

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

It refers to the renew of contracts formerly denominated full concession to operation concession, by program contracts which purpose is the water supply, sewage and sanitation public service. The assets acquired or constructed are being amortized during the contract period (30 years) or for the useful lives of the underlying assets, which was lower.

(iv) Program contracts - Commitments

After the enactment of the regulatory framework law 11,445 in 2007, renewals of concession agreements are made through "program contracts". In some program contracts the Company committed to financially participate in social and environmental sanitation actions. These assets built and commitments assumed are being amortized on a straight line basis according to the effective period of the program contract (mostly 30 years).

As of December 31, 2011, the amounts not yet disbursed related to commitments under the program contracts are recorded in “Other obligations” in current liabilities in the amount of (R$ 62,287 and R$ 83,084), and noncurrent liabilities in the amount of (R$ 130,978 and R$ 66,856), as of December 31, 2011 and 2010, respectively.

(v) Service contract – São Paulo

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

The payments referred on item (b) are not being recognized in a specific account related to basic sanitation services and environmental services. The remaining amount received and not yet distributed, on December 31, 2011 was R$ 86,956 (R$80,379 on December 31, 2010).

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

5.           The estimated investments mentioned in the agreement comply with 13% of the gross revenue from the municipality of São Paulo, net of the taxes on revenues. The investment plan, considering the execution of SABESP, must be compatible to the activities and programs included in the sanitation plan of the State, Municipality, and if necessary, in the plan of the Metropolitan region. The invest plan is not irrevocable and will be reviewed by management committee each four years, specially the investments to be executed in the subsequent period;

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

The agreement represents approximately 55.1% of the total revenue of the Company.

The Company and the municipality of São Paulo did not achieve an agreement to solve the financial pending accounts in place in the date of the contract signature, related to the water and sewage services provided to the property of the municipality. Due to this fact, the Company filed a lawsuit to collect the amounts due by the municipality.

(vi) New businesses

In August 2009, the Company and Companhia de Saneamento de Alagoas – CASAL signed 60 month-period agreement to provide specialized technical services to implement a program to reduce the losses and retain revenues in the municipality of Maceio. The construction started in 2010.

As of December 31, 2011, the total amount recognized in “New businesses” caption amount to R$ 16,477 (R$ 11,228 in 2010), and the amount of CASAL amount to R$ 15,664 (December 31, 2010 R$11,228).

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(a)         Disposals of concession intangible assets

In 2011, 2010 and 2009, the Company wrote off concession intangible assets items totaling R$ 55,202, R$ 15,857 and R$ 51,778, respectively, due to obsolescence, theft, misplacements, unproductive wells and projects considered economically unfeasible.

(b)         Capitalization of interest and others financial charges

In 2011, 2010 and 2009, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects, in concession intangible assets during the construction period of the qualifying assets totaling R$ 261,886, R$ 228,899, and R$ 51,625, respectively.

(c)         Revenue from construction

The Company is responsible to construct and install the infrastructure related to the concession contract, using its own resources or contracting third parties to perform the work, being exposed to its risks and benefits.

The Company recognizes revenue from construction related to construction costs added by gross margin. In general, the constructions regarding the concessions are performed by third parties. In this case the margin is lower and it is to cover the costs of management and supervision of the construction. Based on the studies and the benchmark with companies in the construction market the margin used in 2011 was 2.3% (2010 was 2.6%).

The construction margin in 2011, 2010 and 2009 was R$ 48,458, R$ 49,603, and R$ 30,145, respectively.

 (d)        Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result of expropriations are recorded as concession intangible assets after the transaction is completed. In 2011, 2010 and 2009, the total amount related to expropriations was R$ 12,167, R$ 10,779 and R$ 6,244, respectively.

(e)         Assets pledged as guarantee

As of December 31, 2011 and 2010, the Company had underlying physical assets totaling R$ 249,034 offered as guarantee to the request for the PAES (tax debt refinancing program) (Note 13).

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

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The contract last 15 years which purpose is expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second. The operation initiated in October 2011.

As of December 31, 2011 and 2010 the amount recognized as intangible asset related to PPP was R$ 474,818 and R$ 353,468, respectively.

(g)         Impairment

As of December 31, 2011 and 2010, no provision for impairment was recognized.

(h)         Construction in progress

As of December 31, 2011, the construction in progress recognized in the intangible assets amounts to R$ 5.7 billion (R$ 5.3 billion in 2010).

11                  Property, Plant and Equipment

	December 31, 2011			December 31, 2010

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	109,303	-	109,303	119,567	-	119,567
Buildings	39,574	(30,142)	9,432	41,014	(28,983)	12,031
Equipment	160,915	(100,626)	60,289	162,270	(90,804)	71,466
Transportation equipment	21,071	(19,549)	1,522	20,025	(18,364)	1,661
Furniture, fixtures and equipment	27,810	(27,601)	209	26,831	(26,378)	453
Construction in progress	174,668	-	174,668	43,222	-	43,222
Other	2,758	(1,713)	1,045	2,590	(1,384)	1,206

	536,099	(179,631)	356,468	415,519	(165,913)	249,606

Movements on the property, plant and equipment are as follows:

	December		Write-off and		December
	31, 2008	Additions	Disposals	Depreciation	31, 2009

Land	106,227	14,193	(535)	-	119,885
Buildings	16,744	172	(20)	(1,341)	15,555
Equipment	47,760	4,870	(29)	(7,051)	45,550
Transportation equipment	1,172	1,262	-	(930)	1,504
Furniture, fixtures and equipment	6,334	6,756	(167)	(6,569)	6,354
Other	1,173	564	(4)	(151)	1,582

	179,410	27,817	(755)	(16,042)	190,430

	December		Write-off and		December
	31, 2009	Additions	Disposals	Depreciation	31, 2010

Land	119,885	-	(318)	-	119,567
Buildings	15,555	-	(210)	(3,314)	12,031
Equipment	45,550	41,251	-	(15,335)	71,466
Transportation equipment	1,504	1,831	-	(1,674)	1,661
Furniture, fixtures and equipment	6,354	1,079	-	(6,980)	453
Construction in progress	-	43,222	-	-	43,222
Other	1,582	-	-	(376)	1,206

	190,430	87,383	(528)	(27,679)	249,606

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	December			Write-off and		December
	31, 2010	Additions	Reclassification	Disposals	Depreciation	31, 2011

Land	119,567	-	(10,264)	-	-	109,303
Buildings	12,031	-	(287)	(3)	(2,309)	9,432
Equipment	71,466	9,940	-	(1,333)	(19,784)	60,289
Transportation equipment	1,661	1,050	-	(4)	(1,185)	1,522
Furniture, fixtures and equipment	453	1,081	-	(7)	(1,318)	209
Construction in progress	43,222	131,446	-	-	-	174,668
Other	1,206	174	-	-	(335)	1,045

	249,606	143,691	(10,551)	(1,347)	(24,931)	356,468

The reclassification amounting to R$ 10,551 is related to the account “investment property”.

(a)         Depreciation

The Company revises the estimated useful lives of its property, plant and equipment annually. In 2009, the Company adjusted the estimated useful lives of its property, plant and equipment, which were accounted for prospectively from January 1, 2009. The annual depreciation rates were as follows:

Property, plant and equipment	2011	2010	2009

Buildings	2%	2%	2%
Equipment	5%	5%	5%
Transportation equipment	10%	10%	10%
Furniture, fixtures and equipment	6.7%	6.7%	6.7%

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

12                 Loans and Financing

		December 31, 2011			December 31, 2010

	Current	Noncurrent	Total	Current	Noncurrent	Total
Denominated in local currency
Federal Government/Banco do Brasil	348,695	479,548	828,243	316,541	818,359	1,134,900
8th issue debentures	-	-	-	465,086	-	465,086
9th issue debentures	-	-	-	33,333	198,242	231,575
10th issue debentures	2,008	283,293	285,301	-	279,497	279,497
11th issue debentures	202,500	1,005,748	1,208,248	-	1,205,451	1,205,451
12th issue debentures	-	499,613	499,613	-	499,715	499,715
13th issue debentures	599,411	-	599,411	-	-	-
14th issue debentures	-	279,810	279,810	-	-	-
1st issue debentures – Aquapolo	-	160,099	160,099	-	-	-
Caixa Econômica Federal	110,646	917,574	1,028,220	91,031	783,426	874,457
Promissory notes	-	-	-	-	599,755	599,755
FIDC - SABESP I	-	-	-	13,889	-	13,889
National Bank for Economic and Social Development (BNDES)	37,554	3,491	41,045	43,403	40,518	83,921
National Bank for Economic and Social Development (BNDES) Baixada Santista	16,309	114,165	130,474	-	130,474	130,474
National Bank for Economic and Social Development (BNDES) PAC	6,428	67,489	73,917	1,649	44,352	46,001
National Bank for Economic and Social Development (BNDES) Onda Limpa	14,270	235,383	249,653	-	246,986	246,986
Foz do Brasil – Mutual	-	-	-	-	52,896	52,896
Santander	-	-	-	2,427	-	2,427
Financial leasing	-	49,609	49,609	-	-	-
Other	1,784	3,503	5,287	2,816	3,850	6,666
Interest and others charges	101,028	2,916	103,944	141,991	-	141,991

Total denominated in local currency	1,440,633	4,102,241	5,542,874	1,112,166	4,903,521	6,015,687

Denominated in foreign currency
Inter-American Development Bank (IADB) US$386,862,000 (2010 - US$ 344,898,000)	71,591	652,141	723,732	63,185	511,484	574,669
International Bank for Reconstruction and Development (IBRD) US$10,316,000	-	18,928	18,928	-	-	-
Eurobonds - US$ 140,000,000 (2010 - US$ 140,000,000)	-	262,067	262,067	-	232,612	232,612
Eurobonds - US$ 350,000,000 (2010 – US$ 350,000,000)	-	649,024	649,024	-	576,107	576,107
JICA - ¥ 39,456,912,000 (2010 - ¥ 21,316,000,000)	53,204	905,529	958,733	11,810	425,168	436,978
IADB 1983AB - US$ 226,058,000 (2010 - US$ 250,000,000)	44,911	376,355	421,266	39,893	373,575	413,468
Interest and others charges	19,671	-	19,671	15,089	5	15,094

Total denominated in foreign currency	189,377	2,864,044	3,053,421	129,977	2,118,951	2,248,928
Total loans and financing	1,630,010	6,966,285	8,596,295	1,242,143	7,022,472	8,264,615

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	Currency	Guarantees	Maturity	Annual interest rates	Foreign exchange adjustment
Financial institution
Local currency
Federal Government/Banco do Brasil	Real	São Paulo State Government and Own funds	2014	UPR + 8.50%
10th issue debentures	Real	Own funds	2020	TJLP + 1.92% (1st & 3rd series) & IPCA + 9.53% (2nd series)
11th issue debentures	Real	Own funds	2015	DI + 1.95% & DI + 1.4% (2nd series)
12th issue debentures	Real	Own funds	2025	TR + 9.5%
13th issue debentures	Real	Own funds	2012	CDI + 0.65%
14th issue debentures	Real	Own funds	2022	TJLP + 1.92% and 9.19%
1st issue debentures - Aquapolo	Real	Own funds	2029	TR + 8.75%
Caixa Econômica Federal	Real	Own funds	2011/2032	UPR + 5% to 9.5%
National Bank for Economic and Social Development (BNDES)	Real	Own funds	2013	3% + TJLP 6% LIMIT
National Bank for Economic and Social Development (BNDES) Coastal region	Real	Own funds	2019	2.5% + TJLP 6% LIMIT
National Bank for Economic and Social Development (BNDES) PAC	Real	Own funds	2023	2.15% + TJLP 6% LIMIT
National Bank for Economic and Social Development (BNDES) ONDA LIMPA	Real	Own funds	2025	1.92% + TJLP 6% LIMIT
Foz do Brasil - Mutual	Real	-	2012	CDI + 1.75% + IOF
Santander	Real	-	2011	CDI
Other	Real	-	2011/2018	12%/CDI/TJLP + 6%

Foreign currency
Inter-American Development Bank (IADB) US$ 344,898,000 (2009 - US$ 374,647,000)	U.S. dollar	Federal Government	2016/2035	1.14% to 3.29%	Currency Basket Fluctuation + US$
International Bank for Reconstruction and Development - BIRD	U.S. dollar	Federal Government	2034	0.43%	US$
Eurobonds - US$ 140,000,000 (2010 - US$ 140,000,000)	U.S. dollar	-	2016	7.50%	US$
Eurobonds - US$ 350,000,000	U.S. dollar	-	2020	6.30%	US$
JICA - ¥ 39,456,912,000 (2010 - ¥ 21,316,000,000)	Yen	Federal Government	2029	0.01 to 2.5%	Yen
IADB 1983AB - US$ 250,000,000 (2009 - US$ 250,000,000)	U.S. dollar	-	2023	2.49% to 2.99%	US$

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Exchange rate as of December 31, 2011: US$ 1.8758; Yen 0.024310 - (December 31, 2010 - US$ 1.6662; Yen 0.0205).

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

 (i)         8th issue

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

Interest expense totaled R$ 18,520 and R$ 47,580 in 2009 and 2008, respectively, related to series 1 and R$ 22,742, R$ 49,863 and R$ 44,441 in 2011, 2010 and 2009, respectively, related to series 2.

Series 1 of the 8th issue of debentures was fully repaid on June 1, 2009.

On June 1, 2011 the 8th issue of debentures was fully repaid.

(ii)        9th issue

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

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Interest expenses totaled R$ 11,896, R$ 12,354 and R$12,546 in 2011, 2010 and 2009, respectively, related to series 1 and R$ 16,486, R$ 16,993 and R$16,120, respectively, related to series 2.

On October 17, 2011 the 9th issue of debentures was fully repaid.

(iii)       10th issue

On November 15, 2009, the Company launched 100 debentures, subscribed exclusively by the National Bank for Economic and Social Development (BNDES). These debentures were distributed in three nonconvertible series, at a nominal value of R$ 2,753, totaling R$ 275,370. This transactions was settled on December 15, 2009, for all series.

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

In 2011, 2010 and 2009, interest expense related to 10th issue totaled R$ 6,016, R$ 6,016 and R$755, respectively, related to series 1; R$ 8,862, R$ 9,156 and R$207, respectively, related to series 2 and, R$ 9,025, R$ 9,025 and R$1,132, respectively, related to series 3.

Financial covenants

.     EBITDA / Net revenue: equal or higher than 38%.

.     EBITDA / Financial expenses ratio: equal to or higher than 2.35.

.     Net debt / EBITDA: equal to or lower than 3.65.

(iv)        11th issue

On March 1, 2010, the Company launched 1,215,000 debentures. On April 30 and May 3, 2010 the Company settled series 1 and 2, respectively, through a public offering, as summarized below:

	Number	Adjustment	Interest	Interest payment	Repayment	Maturity

Series 1	810,000	-	DI + 1.95% p.a.	Semiannual (September and March)	Annual (from March 2013)	March 2015
Series 2	405,000	-	DI + 1.40% p.a.	Semiannual (September and March)	Annual (from March 2012)	March 2013

The interest expense related to the 11th issue was R$ 107,081 and R$ 80,077 related to series 1 and R$ 52,369 and R$38,103 related to series 2 in 2011 and 2010, respectively.

(v)         12th issue

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

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Initially, R$ 170 million was released and R$ 330 million is invested in a restricted bank account and will be released in 2 installments. The first installment will be released after 6 months and the second installment will be released after 12 months from the issuance date. The condition for releasing these installments is the execution of the investment in these projects by SABESP.

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

The interest expense related to the 12th issue was R$ 51,434 and R$ 26,879 in 2011 and 2010, respectively.

Financial covenants of the 11th and 12th issue of debentures:

.     Adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by the Company that are recorded in current liabilities) higher than 1.0.

.     EBITDA / financial expenses ratio equal to or higher than 1.5.

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

(vi)        13th issue

On January 11, 2011, the Company registered the 13th issue of simple debentures, nonconvertible, in a unique series with public distribution and strict efforts according to Brazilian Securities and Exchange Commission (CVM), instruction nº 476.

	Number	Interest	Interest payment	Repayment	Maturity

Unique Serie	600,000	DI + 0.65% / 0.75% / 0.85% / 1.25% p.a.	Semi-annualy	Single installment	August 29, 2012

Issue date:         January 11, 2011

Series: Unique

Total amount: R$ 600,000

Quantity: 60

Unitary amount: R$ 10,000

Payment: semi-annually

Maturity date:  August 29, 2012

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

Interest:              1st period: January 11, 2011 to February 26, 2011 = 0.65%

                                                2nd period: February 26, 2011 to August 30, 2011 = 0.75%

                                                3rd period: August 30, 2011 to March 1, 2012 = 0.85%

                                                4th period: March 1, 2012 to August 29, 2012 = 1.25%

The amount obtained in the 13th issue of debentures was utilized to repay the 60 promissory notes with maturity date on February 26, 2011. On January 11, 2011 the promissory notes were fully repaid.

Financial covenants

.     EBITDA / Financial expenses ratio: equal to or higher than 1.5.

.     Total debt / EBITDA: equal to or lower than 3.65.

(vii)      14th issue

On February 15, 2011, the Company launched 100 debentures, subscribed exclusively by the National Bank for Economic and Social Development (BNDES). These debentures were distributed in three nonconvertible series, at a nominal value of R$ 2,753.70, totaling R$ 275,370. This transaction was settled on April 15, 2011, for all series.

The debentures were placed on the market as follows:

	Number	Adjustment	Interest	Interest payment	Repayment	Maturity

Series 1	28	-	TJLP + 1.92% p.a.	Quarterly to February 2014 and monthly from then on	Monthly (from March 2014)	February 2022
Series 2	30	IPCA	9.19% p.a.	Annual	Annual (from March 2015)	March 2022
Series 3	42	-	TJLP + 1.92% p.a.	Quarterly to February 2014 and monthly from then on	Monthly (from March 2014)	February 2022

The funds raised in this issuance will be used in expenditures in water supply and sewage systems in the following projects: Water Treatement Stations at Rio Grande, Litoral Norte, Vale do Paraíba and Mantiqueira, Bacia do Piracicaba-Capivari-Jundiai; and for program of reduction of losses.

In 2011, interest expense related to series 1 was R$ 5,254, related to series 2 was R$ 6,916 and R$ 7,881 related to series 3.

Financial covenants

.     EBITDA / Net revenue: equal or higher than 38%.

.     EBITDA / Financial expenses ratio: equal to or higher than 2.35.

.     Net debt / EBITDA: equal to or lower than 3.65.

(viii)    1st issue - Aquapolo

In August 2011, the joint-controlled entity “Aquapolo” launched 326,732 debentures, the 1st issue of simple debentures, nonconvertible, in a unique series.

	Number	Interest	Payment	Amortization	Maturity

Unique serie	326,732	TR + 8.75% p.a.	Monthly (from December 2013)	Monthly (from December 2013)	Agosto/2029

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

Contractually established repayment terms range from 120 to 180 months, after the beginning of the repayment period.

The balance of these facilities as of December 31, 2011 was R$ 563,750 (December 31, 2010 - R$ 607,638).

The contractual charges are:

Contract signed in		1996	1997	1998 to 2004

Interest rate		9.5% p.a.	6.5% to 8.0% p.a.	6.5% to 8.0% p.a.

During grace period:
Risk rate		1.0% p.a. on amount disbursed	1.0% p.a. on amount disbursed	0.6% p.a. or 2% p.a. on outstanding debt balance
Management fee		0.12% p.m. on the contract amount	2.0% p.a. on amount disbursed	1.0% p.a. on amount disbursed or 2% p.a. on debt balance for contracts entered into in 2003 and 2004

During repayment period	:
Management fee		Difference between installment calculation and a 10.5% p.a. rate less the 9.5% p.a. rate	1.0% on the debt balance	1.0% on the debt balance

(ii)        Pró-Sanear Program

In 1997, 1998 and 2008, contracts were signed under the Pró-Sanear Program for the improvement of water and sewage services, with the involvement of the communities receiving the services, in several municipalities of the Metropolitan Region of São Paulo. The credit facilities are collateralized by the collections of the daily billings of water supply and sewage services up to the total amount of the debt. Repayment will be made in 180 months after the beginning of the repayment period. As of December 31, 2011, the balance was R$ 14,448 (December 31, 2010 - R$ 16,752).

The financial charges are:

.     interest rate - 5.0% p.a.;

.     management fee (grace period) - 2.0% p.a. on debt outstanding balance;

.     management fee (repayment phase) - 1.0% p.a. on debt outstanding balance;

.     risk rate (grace period) - 1.0% p.a. on amounts disbursed.

(iii)       Growth Acceleration Program (PAC)

In 2007 and 2008, the Company entered into agreements linked to the Universal Water and Sewage Services were entered with several municipalities, with funds from the Government Severance Indemnity Fund for Employees (FGTS). The credits facilities are guaranteed by a monthly flow of the billings corresponding to the minimum of three times the monthly charge. Repayments will be made in 240 months after the beginning of the repayment period. The balance as of December 31, 2011 was R$ 440,733 (December 31, 2010 - R$ 250,067).

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

(d)         BNDES

Contract 01.2.619.3.1 - Entered into in August 2002, totaling up to R$ 60,000, for the purpose of financing part of the Company's contribution to the Tietê River Pollution Abatement Project - Stage II, related to loan agreement 1212/OC - BR with the Inter-American Development Bank (IADB). The related project is in progress and the outstanding balance as of December 31, 2011 was R$ 11,638 (December 31, 2010 - R$ 20,980).

The related project is in performance of works stage and the debt balance as of December 31, 2011 was R$ 29,407 (December 31, 2010 - R$ 62,941). The funds are onlent from BNDES to the agents and from the latter to SABESP. The onlending agreement has the same purpose as the agreement between BNDES and SABESP, and the same interest and repayment terms, as follows:

Interest - TJLP limited to 6% p.a., plus a 3% p.a. spread, paid quarterly during the grace period and monthly in the repayment period. The TJLP portion exceeding 6% p.a. will be added to the debt outstanding balance.

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

.     Equity / Total Liabilities: equal to or higher than 0.8.

Noncompliance with covenants will accelerate the maturity of the contract.

The Company obtained from BNDES the suspension for 13 months of the compliance of covenants as from December 2011.

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

The agreement is in progress and the debt balance as of December 31, 2011 and 2010 was R$ 130,474 and R$ 130,474.

(f)          Receivables Investment Funds (FIDC – SABESP I)

On March 23, 2006, a single series of senior shares and 26 subordinated shares, held in a deposit account in the name of its holders, were issued with unit value on issue date corresponding to R$ 500. The senior shares are being repaid in 54 monthly installments, starting October 2006, and their final maturity is in March 2011.  In March 2011 the FIDC was totally repaid.

The Fund is managed by Caixa Econômica Federal and its custodian and recording agent is Banco do Brasil S.A.

The funds raised, totaling R$ 250 million, were used by the Company to settle debts in 2006.

(g)         Financial leasing

The Company signed contracts of assets rental with some suppliers which consist in constructing an infrastructure by the supplier and rent this construction to SABESP. After finishing the contract the infrastructure will be transferred to SABESP. During the construction phase, the Company recognizes an intangible assets and the related liability at fair value. The conclusion of the construction is estimated to June 2013.

When the construction is completed, the Company starts to pay the rental (192 installments) and the lease is updated accordingly to the contract.

On December 31, 2011, there were no constructions completed.

(h)         Eurobonds

On November 3, 2006, the Company issued Eurobonds abroad (Eurobonds 2016) totaling US$ 140 million. The issue was led by Deutsche Bank Trust Company Americas and the principal agent was Deutsche Bank Luxembourg S.A. The interest rate is 7.5% p.a., paid semiannually, and maturity is in November 2016. As mentioned in item (i) above, the funds raised were used for the early repayment and partial issue of US$ 225 million in the Eurobonds, with final maturity in June 2008, and the amount redeemed was US$ 126,948 thousand.

As of December 31, 2011 the balance of the Eurobonds was R$ 262,067 equivalent to US$ 140,000 thousand (December 31, 2010 was R$ 232,612), net of cost to issue of R$ 546, which will be amortized until the maturity date.

Covenants - for Eurobonds 2016.

Limit new debt so that:

.     adjusted total debt to EBITDA does not exceed 3.65;

.     the Company's debt service coverage ratio, determined on the date this debt was incurred, shall not be lower than 2.35.

On December 9, 2010, the Company issued a US$ 350 million senior unsecured notes due 2020 (the Eurobonds 2020). The interest rate is 6.25% p.a., paid semi-annually and maturity date in December 2020. The funds were used for partial repayment of outstanding debts of the Company.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2011 the balance of the Eurobonds was US$ 350,000 thousand, equivalent to R$ 649,024 (December 31, 2010 was R$ 576,107), net of cost to issue of R$ 7,507, which will be amortized during the period of the contract.

Noncompliance with covenants will accelerate the maturity of the contract.

(i)          Inter-American Development Bank (IADB)

Loan Agreement 713- In December 1992, the Company entered into a loan agreement with the IADB for US$ 400 million to finance the first stage of the Tietê River Pollution Abatement Project. The repayment period started in June 1999 in semiannual installments, subject to annual floating rate interest, varying according to the loans raised by the Bank in each six-month period, and final maturity in December 2017. In December 1992, the Federal Republic of Brazil signed a guarantee contract with the IADB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2011 was US$ 150,658 thousand, equivalent to R$ 282,605 (December 31, 2010 - R$ 290,019).

Loan Agreement 896- In December 1992, the Company entered into a loan agreement with the IADB for US$ 50 million to finance the first stage of the Tietê River Pollution Abatement Project. Semiannual repayments started in June 1999, with annual interest of 3% and final maturity in December 2016. In December 1992, the Federal Republic of Brazil signed a guarantee contract with the IADB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2011 was US$ 13,889 thousand, equivalent to R$ 26,053 (December 31, 2010 - R$ 27,770).

Loan Agreement 1,212- In July 2000, the Company entered into a loan agreement with the IADB for US$ 200 million to finance the second stage of the Tietê River Pollution Abatement Project. In 2008, total disbursement for this agreement was US$ 2,434 thousand and there are no amounts to be disbursed. The loan is being amortized semiannually and final maturity in July 2025. Interest is being paid on a semiannual basis, based on daily balances, at an annual variable rate according to the costs of loans of the Bank in the preceding six-month period, plus a spread, and changes every six months. The debt balance as of December 31, 2011 was US$ 143,893 thousand, equivalent to R$ 269,915 (December 31, 2010 - R$ 256,880).

Loan Agreement 2,202/OC-BR– On September 3, 2010 the Company and the Inter-American Development Bank (Banco Interamericano de Desenvolvimento or BID) signed the contract for partially finance the third stage of the Tietê River Project, denominated the decontamination of the Tietê river. The total estimated cost of this investment is US$800 million, of which US$ 600 million will be financed by the BID and US$ 200 million will be invested by the Company´s  own resources. The final maturity of the loan is in 25 years and the repayment period commences in September 2016.The interest is based on USD-Libor.

On March 17, 2011, the Company received US$1,829 thousand, corresponding to R$ 3,044. This amount will be utilized in the recovery of the Tiete river basin, located in the metropolitan region of São Paulo. The maturity date is 2035.

On December 31, 2011, the total amount of this contract was US$ 78,422 thousand, corresponding to R$ 145,159, net of cost to issue amounting to R$ 1,944, which will be amortized during the period of the contract.

Covenants

.     Loan agreements 713, 896 and 1,212 - Tariffs must: (a) produce revenues sufficient to cover the system's operating expenses, including administrative, operating, maintenance, and depreciation expenses; (b) provide a return on property, plant, and equipment no less than 7%; and (c) during project execution, the balances of short-term loans must not exceed 8.5% of total equity.

Noncompliance with covenants will accelerate the maturity of the contract.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(j)          Japan International Cooperation Agency – JICA ("JBIC")

On August 6, 2004, the Company entered into a financing agreement with the JBIC - Japan Bank for International Cooperation, actual JICA, amounting to ¥21,320 million, equivalent to approximately R$ 337,687, for the Environmental Recovery Program of the Santos Metropolitan Region. Total financing period is 25 years, with a seven-year grace period and 18 years of repayment in semi-annual installments. Interest is being paid on a semiannual basis since 2006, and is 2.5% p.a. for the sewage network and 1.8% p.a. for sewage treatment facilities.

On February 15, 2011, the Company signed a complementary agreement with JICA (Japan International Cooperation Agency), former JBIC, for the Environmental Recovery Program of the Santos Metropolitan Region amounting to ¥ 19,169 million, equivalent to R$ 375,904 as of March 31, 2011. The agreement last 18 years and the interest rate vary from 1.8% to 2.5% per annum.

The balance of this loan agreement as of December 31, 2011 was R$ 958,733 (December 31, 2010 - R$ 436,978).

(k)         AB Loan (IADB 1983AB)

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

Interest is being paid on a semiannual basis since November 2008. The balance of this loan agreement as of December 31, 2011 was US$ 226.0 million, equivalent to R$ 421,266 (2010 - R$ 413,468), net of debt issuance costs, totaling R$ 2,771 (2010 - R$ 3,080), which will be repaid over the agreement term.

(l)          Promissory notes

On May 3, 2010, the Company fully paid the 4th issue of promissory notes.

On August 30, 2010 was issued Promissory Notes amounting to R$600,000 as a bridge loan, related to an advance to the 13th issue of debentures.

The amount obtained from the 13th issue of debentures  was fully used to repay the 60 promissory notes of the 5th issue of the Company which had maturity date on February 26, 2011. On January 11, 2011 the 5th issue of promissory notes was fully repaid.

(m)       International Bank for Reconstruction and Development - IBRD

On October 28, 2009, the Company and “The World Bank” – Banco Internacional para Reconstrução do Desenvolvimento (BIRD) signed a contract (the BIRD agreement 7662BR) amounting to US$ 100,000 thousand. On December 31, 2011, the total amount was US$10,316 thousand equivalent to R$ 18,928, net of cost to issue of R$ 424, which will be amortized during the period of the contract.

(n)         Covenants

As of December 31, 2011 and 2010, the Company had met all the requirements set forth by its loan and financing agreements.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The Company obtained from BNDES, for special purpose, the suspension for 13 months of the compliance of covenants as from December 2011.

(o)         Maturities of loans and financing

The following table provides the maturities of loans and financing as of December 31, 2010:

	2012	2013	2014	2015	2016	2017	2018 to 2035	Total

In local currency	1,440,633	1,057,490	574,884	485,664	219,927	222,304	1,541,971	5,542,874
In foreign currency	189,377	169,707	169,707	169,707	431,774	172,360	1,750,789	3,053,421

Total	1,630,010	1,227,197	744,591	655,372	651,701	394,664	3,292,760	8,596,295

13                 Other Taxes Payable

		Current		Noncurrent

	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

COFINS and PASEP	57,073	48,149	-	-
PAES (tax debt refinancing program)	36,716	35,364	18,363	53,045
INSS (Social Security contribution)	25,645	24,112	-	-
IRRF (Withholding taxes)	44,172	34,572	-	-
Other	17,516	15,853	-	-

Total	181,122	158,050	18,363	53,045

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No 10684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The original amount included in PAES in July 2003 was R$ 316,953, as follow:

Tax	Principal	Fine	Interest	Total

COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639

Total	250,139	13,759	53,055	316,953

The loan related to PAES is being paid in 120 months. The amounts paid in 2011, 2010 and 2009 were R$ 36,091, R$ 34,744 and R$ 33,386, respectively, and financial expenses of R$ 2,761, R$ 4,112 and R$ 5,585, respectively, were recorded. The outstanding balance as of December 31, 2011 and 2010 was R$ 55,079 and R$ 88,409, respectively. The assets offered as guarantee in REFIS, totaling R$ 249,034, are still guaranteeing the amounts in the PAES program.

14                 Deferred Income Taxes

Breakdown of deferred taxes

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2011	December 31, 2010

Deferred income tax assets (i)
Provisions	575,473	539,394
Pension obligations – G1	180,018	162,552
Pension obligations – G0	85,271	85,271
Donations of underlying assets on concession agreements	38,213	38,213
Allowance for doubtful account	135,223	129,248
Other	78,717	50,108

Total deferred tax assets	1,092,915	1,004,786

Deferred income tax liabilities (ii)
Temporary differences of concession intangible assets	(692,210)	(711,283)
Capitalization of borrowing costs	(101,507)	(102,339)
Profit from public entities	(76,773)	(72,968)
Other	(42,962)	(39,756)

Total deferred tax liabilities	(913,452)	(926,346)

Deferred tax asset (liability) in the balance sheet	179,463	78,440

	December 31, 2011	December 31, 2010
Deferred income tax assets (i)
To be realized within 1 year	259,784	281,164
To be realized after 1 year	833,131	723,622
Total	1,092,915	1,004,786

Deferred income tax liabilities (ii)
To be realized within 1 year	(27,282)	(13,663)
To be realized after 1 year	(886,170)	(912,683)
Total	(913,452)	(926,346)
Net deferred income taxes assets and liabilities	179,463	78,440

(i)     The expectation of the Company’s management is to realize the deferred income tax assets in 2013 in the same portion of 2012, and the residual amount to be realized in 2014.

(ii)   The expectation of the Company’s management is to realize the deferred income tax liabilities in 2013 in the same portion of 2012, and the residual amount to be realized from  2014 then on.

If occur any relevant fact that modify the expectation, the management will review such projections during the year.

The movements in deferred income tax assets and liabilities in 2011, 2010 and 2009 are as follows:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Deferred income tax assets	Provisions	Pension obligations – G1	Pension obligation – G0	Donation of underlying assets on concession agreements	Allowance for doubtful account	Other	Total

As of December 31, 2008	411,475	157,258	85,271	34,247	49,888	7,391	745,530

Credited (charged) to income statement	130,036	20,478	-	1,087	(2,082)	31,880	181,399

As of December 31, 2009	541,511	177,736	85,271	35,334	47,806	39,271	926,929

Credit (changed) to income statement	(2,117)	(15,184)	-	2,879	81,442	10,837	77,857

As of December 31, 2010	539,394	162,552	85,271	38,213	129,248	50,108	1,004,786

Credit (changed) to income statement	36,079	17,466	-	-	5,975	28,609	88,129

As of December 31, 2011	575,473	180,018	85,271	38,213	135,223	78,717	1,092,915

Deferred income tax liabilities	Temporary differences of concession intangible assets	Capitalization of borrowing costs	Profit from public entities	Other	Total

As of December 31, 2008	(758,722)	-	(74,370)	(14,905)	(847,997)

Credited (charged) to income statement	37,102	(66,507)	1,365	(7,256)	(35,296)

As of December 31, 2009	(721,620)	(66,507)	(73,005)	(22,161)	(883,293)

Credit (changed) to income statement	10,337	(35,832)	37	(17,595)	(43,053)

As of December 31, 2010	(711,283)	(102,339)	(72,968)	(39,756)	(926,346)

Credit (changed) to income statement	19,073	832	(3,805)	(3,206)	12,894

As of December 31, 2011	(692,210)	(101,507)	(76,773)	(42,962)	(913,452)

Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

	2011	2010	2009

Profit before income taxes	1,720,746	2,292,756	2,110,352
Statutory rate	34%	34%	34%

Estimated expenses at statutory rate	(585,054)	(779,537)	(717,520)
Tax benefits from interest on shareholders' equity	122,170	131,658	134,013
Permanent differences
Donations	(13,692)	(2,820)	2,020
Other differences	(20,751)	(11,610)	(21,118)

Income tax and social contribution	(497,327)	(662,309)	(602,605)

Current income tax and social contribution	(598,303)	(697,115)	(748,708)
Deferred income tax and social contribution	100,976	34,806	146,103
Effective rate	29%	29%	29%

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

	December 31, 2011	December 31, 2010

Customer claims (i)	618,533	659,182
Supplier claims (ii)	420,767	372,035
Other civil claims (iii)	178,366	167,628
Tax claims (iv)	76,448	58,658
Labor claims (v)	156,536	137,232
Environmental claims (vi)	121,179	65,095

Total	1,571,829	1,459,830

Current	764,070	766,603
Noncurrent	807,759	693,227

Changes to the provisions for the year ended December 31, 2011

			Payments	Interest and
	December		and	Inflation	December
	31, 2010	Additions	reversals	adjustment	31, 2011

Customer claims	770,205	136,026	(159,161)	(19,809)	727,261
Supplier claims	372,889	10,199	(483)	39,990	422,595
Other civil claims	175,932	28,983	(26,272)	9,903	188,546
Tax claims	58,658	6,944	(1,141)	11,987	76,448
Labor claims	137,232	39,126	(33,938)	14,116	156,536
Environmental claims	65,095	81,305	(25,341)	120	121,179

Subtotal	1,580,011	302,583	(246,336)	56,307	1,692,565
Escrow deposits	(120,181)	(14,360)	18,785	(4,980)	(120,736)

Total	1,459,830	288,223	(227,551)	51,327	1,571,829

The total amount paid during the year related to judicial lawsuit was R$ 197,521 (R$ 330,256 - December 31, 2010).

(b)         Lawsuits with possible likelihood of loss

The lawsuits in course in administrative and judicial levels where the Company is the defendant considered by management and its legal advisors and consultants of possible likelihood of loss, not being, for this reason, provisioned in the financial statements, are as follows:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2011	December 31, 2010

Customer claims (i)	844,100	827,500
Supplier claims (ii)	699,300	606,600
Other civil claims (iii)	359,600	275,200
Tax claims (iv)	420,400	348,900
Labor claims (v)	145,100	127,800
Environmental claims (vi)	153,300	111,900

Total	2,621,800	2,297,900

(i)          Customer claims

Approximately 1,500 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by SABESP. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized a provision when the likelihood of loss is considered probable. The change of R$ 40.6 million (net of escrow deposit) in the lawsuits classified as probable loss (see item “a” above) arose from the change in the likelihood of ongoing lawsuits, interest, fees and adjustments.

(ii)        Supplier claims

Suppliers' claims include claims filed by some construction companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the likelihood of loss is considered probable. In 2011, the increase of R$ 48.7 million and R$ 92.7 million (net of escrow deposit) in lawsuits whose likelihood of loss is considered probable and possible, respectively, is related to interest, fees and inclusion of monetary restatement of the lawsuits in course.

(iii)       Other civil claims

The Company is a party to several civil lawsuits related to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties. As of December 31, 2011, total accrued amount of R$ 178.4 million (December 31, 2010 - R$ 167.7 million) refers to claims with a likelihood of loss is considered probable. There was an increase in lawsuits with probable and possible risk of loss, arising from the increase in lawsuits and comprising monetary adjustment, interest and fees.

(iv)        Tax claims

The provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's legal advisors. The increase of R$71.5 million in the lawsuit considered as possible loss is mainly related to monetary adjustments of the lawsuit claimed by the municipality of São Paulo, as described in item (b) below.

(a)          In 2006, the Federal Revenue Service, by means of a tax execution, audited the Company's compliance with the tax obligations related to income tax and social contribution for calendar year 2001, and recognized taxes payable in the amount of R$ 379.3 million, adjusted through December 31, 2011 (R$ 357.7 million in 2010). The Company filed a timely objection and will appeal against the tax assessment at administrative level and in courts. According to legal advisors, the likelihood of loss of this administrative proceeding is considered remote to approximately 90% and 10% is considered possible.

(b)          The company filed for a preliminary injunction to challenge the revocation of the tax on service revenue exemption granted by the Municipality of São Paulo, under a City Law enacted in 2002. In April 2003, the exemption was granted and the tax payment was suspended by an injunction. In May 2005, the courts issued a decision overruling the injunction. In July 2005, SABESP filed an appeal to ensure the preliminary injunction granted remained in effect. In January 2012, the appeal was denied, and due to omission existing in the decision the Company filed an amendment of judgment including the requesting for modification of the decision, which is awaiting judgment. The assessment note filed by the municipality of São Paulo, requesting the tax credit related to ISS (municipal tax) and penalties due to non accomplishment of the duties, are in place the injunction conceded in the precautionary action, still awaiting judgment to annul the administrative decision.  As of December 31, 2011, the estimated amount of the claim is R$ 223.9 million (R$ 178.7 million in 2010). The Company's legal advisors assessed the likelihood of loss as possible.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(c)          The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates. The amount involved is estimated at R$ 44.7 million adjusted through December 31, 2011 (R$ 40.9 million in 2010). The legal advisors assessed it has a possible loss.

(d)          The Company requested an authorization to offset the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of the period of July, August and September 2002 against the amount of IRPJ paid in excess in 1997 and 1998, due to reallocation of monetary adjustments in the financial statements (Law 8,200/91) which were anticipated in 1996 due to a injunction, after excluded due to the give up of the process and acceptance of the Provisional Measure 38/02, which was rejected. After the judgment by the Administrative Council of tax resources, the credit related to 1997 was not accepted. The estimated amount is R$ 41.0 million as of December 31, 2011 (R$ 39.1 million in 2010). The Company´s legal advisors assessed this claim as a possible loss.

(e)          On June 23, 2010, the Company and the municipality of São Paulo signed an agreement to provide water supply and sewage services. The negotiation of this agreement led to the extinction of some judicial lawsuits.  However, others did not take place in the adjustment and are continuing regularly. The remaining judicial lawsuits considered as probable and possible loss are mainly related to taxes and fines. As of December 31, 2011 the amounts of such judicial lawsuits were R$ 27.7 million and R$ 30.6 million, respectively (R$ 22.3 million and R$27.2 million, respectively, in 2010).

(f)           In 2005, the Federal Revenue Service partially rejected the Company´s request of offsetting tax credits related to the Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) in the amount of approximately R$ 56.1 million, and R$ 8.7 million, respectively, which relate to the period from January to April 2003, for which the Company offset prior year IRPJ and CSLL negative balances. The amounts not ratified by the authority of IRPJ and CSLL are R$ 11.2 million and R$ 0.7 million, respectively, totaling R$11.9 million. As the Company obtained a partial favorable decision on this matter, the Company´s legal advisors believe likelihood of loss amounts to R$ 6.5 million and R$ 1.1 million are possible and probable, respectively (R$6.2 million and R$ 1.1 million, respectively, in 2010).

(g)          The Company filed lawsuits against the Municipalities of Bragança Paulista and São Paulo due to the collection by these municipalities of a charge on the use of public areas to install the structures used for the water supply and sewage services. In the lawsuit filed against the Municipality of Bragança Paulista, the Company granted a preliminary injunction related to this charge which prevents the municipality from any current or future of charge collection until is the Company reaches a final court decision on this matter. In June 2005, the Company got a favorable decision of the lower court and the initial remedy was maintained. The municipality appealed against the decision, which has not been decided by the Court of Appeals yet. With respect to the Municipality of São Paulo, the Company got an unfavorable decision in the lower court which issued a decision confirming the legality of the municipal charge. The Company filed an appeal and awaits the judgment. Subsequently, a new law was approved regarding the implementation of the collection of a charge on the use of public areas in the Municipality of São Paulo. In April 2004, the Company filed an injunction to suspend the collection of the municipal charge. The Company had a favorable decision of the lower court, as the injunction was granted which recognizes the municipal charge as undue. The municipality filed an appeal, which was denied by the Court of Justice. The Company's legal advisors assessed the likelihood of gain on this matter as a possible.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(v)         Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution, assessed the likelihood of loss as probable and, consequently, recorded in the financial statements.

(a)     On January 27, 2005, the São Paulo Water, Sewage and Environmental Workers' Union ("Sintaema") filed a lawsuit against the Company, claiming compensation for work shifts, which was dismissed by the lower court under Company arguments that Sintaema did not have legitimacy to file such lawsuit. However, the Labor Regional Court overruled this decision favorably to Sintaema and required that the lawsuit returned to the original court for judgment. The Company appealed to the Superior Labor Court but did not succeeded. The lawsuit returned to the original court and was accepted. The Company appealed but the Labor Regional Court maintained the decision and after filed an appeal in the Superior Court, which was not admitted and the lawsuit had a final decision and initiate the execution. As of December 31, 2011, the Company's legal advisors assess the likelihood of loss, totaling R$ 62.6 million (R$ 55.9 million in 2010), as probable.

(b)     The São Paulo Water, Sewage and Environmental Workers' Union ("Sintaema") and other unions, filed a lawsuit against the Company claiming for, among other matters, over time rate at 100% and a 1.5% salary increase over inflation for the years of 2010 and 2011. The Labor Regional Court decided partially favorably to Sintaema and conceded to the employees over time rate at 100%, 1.5% salary increase, and other items. The Company appealed to the Superior Labor Court to suspend such decision, which was accepted. Currently, the Company awaits the judgment. The Company's legal advisors assess the likelihood of loss, totaling R$ 11.8 million (R$ 10.5 million in 2010), as probable.

(vi)        Environmental claims

The public civil actions to which the Company is party include the following:

(a)          Public civil action filed by Paraguaçu Paulista city against SABESP requesting the court to sentence the Company to environmental damages caused by the disposal of sewage “in natura” in the Alegre River, located in the city of Paraguaçu Paulista. The decision was unfavorable to SABESP in the lower court and the court ordered to: (a) cease the disposal of sewage “in natura” in the Alegre River; (b) invest in the water and sewage service system of Paraguaçu Paulista city; and (c) indemnity the city for the environmental damages, amounting to R$ 168.9 million. The decision also determines that the noncompliance of items (a) and (b) would incur in daily penalties. The Company filed an appeal against this decision. On September 21, 2006, the court of justice of the state of São Paulo sustained the decision. The Company signed an agreement with the Public Prosecutor amounting to R$ 42.7 million lasting 54 months to the execution of the investments, R$34.0 million of this amount refers to the compensation of the environmental damages. There are some issues related to the accomplishment of the agreement. The Company's legal advisors' assessed the likelihood of loss as probable. The amount on December 31, 2011 corresponds to R$ 43.7 million (R$ 15 in 2010).

(b)          A public civil action filed by the Public Prosecution Office against SABESP which result was unfavorable. SABESP was condemned to: (i) stop disposing untreated sewage in the fluvial system, a under a penalty of R$ 150 for each illegal act; ii) invest in water supply and sewage treatment system in the municipality of Guarei, considering that all necessary actions to have water supply and sewage treatment system concluded in 180 days, under a penalty of R$ 100 per day for noncompliance; iii) indemnity of environmental damages to be evaluated at the end of the action. SABESP filed an appeal and awaits the decision. As of December 31, 2011, the amount provisioned for this claim was R$ 38.4 million (R$ 4.4 million in 2010). The Company's legal advisors' assessed the likelihood of loss as probable.

(c)          Public civil action filed by the Public Prosecution Office against SABESP and the City of Cotia seeking individual and joint sentencing of the defendants to: (i) the termination of untreated water effluents discharges into the Cotia River or its tributaries, subject to a daily fine in the case of noncompliance; (ii) the treatment of sewage prior to discharging it into the Cotia River, subject to a daily fine, in the event of noncompliance;(iii) the full restoration of soil, of surface and underground water bodies and of vegetation to their original condition, subject to a daily fine, in the event of noncompliance; and(iv) the payment of compensation for environmental damages caused to soil, to water sources and to underground and surface water bodies that cannot be recovered. The appellate court rendered favorable decisions to us with respect to items (i), (iii) and (iv) above. According to evaluations by the court's technical expert, on October 17 2006, compensation for environmental damages was R$ 827 or, alternatively, R$ 5.8 million, if the Company includes the damages caused to the river banks (Cotia river). This amount is still under discussion and its approval is subject to a final decision by a lower court. As of December 31, 2011, the restated amount of the expert's report is R$ 11.6 million (R$ 10.7 million in 2010). The Company's legal advisors' assessed the likelihood of loss as probable.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(d)          The municipality of Águas de São Pedro filed a public civil action requesting SABESP to implement projects to remove sewage disposals from green areas, fountain and the Pantanal Lake located at the Pinheiros  Street in the municipality of Águas de São Pedro. This claim is also includes, indemnities due to environmental damages and attorney’s fees. The Company got a favorable decision of the lower court. The Company got an unfavorable decision of the Court of Justice and had 180 days to implement the necessary sewage services and to develop an environmental study for remediation. The Court of Justice also established a fine of R$ 5 per day. The Company filed amendment of judgment which was denied. The Company filed extreme resources related to this decision. As of December 31, 2011, the total amount of the fine was R$ 2.0 million (R$ 14.0 million in 2010). The Company's legal advisors assess the likelihood of loss as probable.

(e)          A public civil action filed by the Public Prosecution Office against SABESP which result was unfavorable. SABESP was condemned to: (i) stop disposing untreated sewage in the São Sebastião’s channel before getting the operating and inspection licenses, under a penalty of R$ 100 per day; ii) obligation to prepare and maintain the operation of the EPC (Pre-conditioning station) Araçá with the respective operating and inspection licenses, under a penalty of R$ 100 per day; iii) stop disposing untreated domicile sewage in the São Sebastião’s channel; iv) comply with all requirements of the inspection and operating licenses, including the requirements from CETESB; v) pay indemnity of R$ 50 million regarding environmental damages. The Company must present to the court the operating and inspection licenses  of Araçá in 6 months, under a penalty of R$ 100 per day. The Company must also contract an expert to prepare an environmental study, in 30 days To collect and analyze the São Sebastião’s channel and in the beaches which are within 8 kilometers to south and to north, besides the mangrove swamp, that must be analyzed the quality of the water and sediments. The auditors will check the concentration of faecal coliforms, monthly reports which will be denominated as independent auditors report. This action is commencing and the Company awaits the judgment in lower court. As of December 31, 2011, this claim amounted to R$ 123.4 million (R$ 78.1 million in 2010). The Company's legal advisors' assessed the likelihood of loss as possible.

(f)           Public civil action filed by the São Paulo Public Prosecution Office against SABESP and the Municipality of Piracaia seeking conviction of the defendants for the obligation not to discharge untreated household sewage into the Atibaia river, which is not in compliance with the quality standards provided for in law, under the penalty of specific execution or a daily fine. This lawsuit is awaiting ruling at the lower courts, but there was a change in the principal amount from R$ 3.5 million to R$ 100. As of December 31, 2011, the restated amount of this lawsuit is R$ 262 (R$ 9.6 million in 2010). The Company's legal advisors assessed it as a possible loss.

The Company is a party to other environmental lawsuits in municipalities where it operates, arising from the discharge of untreated waste, assessed as probable and possible risks of loss by legal advisors. The amounts recognized as provisions do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which the such lawsuits are and management's ability to reasonably estimate the amounts of future disbursements. As of December 31, 2011, total accrued amount represents the R$ 121.2 million (R$ 65.1 million in December 31, 2010), already including the amounts referred to in items (a), (b), (c) and (d).

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(vii)      Settlements reached in 2011

In 2011 the Company assigned several settlements related to environmental issues which were booked as follows:

(a)               Águas de Santa Barbara

On August 5, 2011, the Company and the Justice Department of municipality of Águas de Santa Barbara signed a judicial agreement for the construction and provision of sewage services to the entire domestic sewage produced in the municipality of Águas de Santa Barbara and the environmental compensation, the mapping of the riparian forest area of the existing municipality and to be recomposed. The estimated investment is R$ 6.1 million and the estimated cost of the forest recovery is R$ 200.

(b)               Campos do Jordão

On July 11, 2011, the Company and Justice Department of municipality of Campos do Jordão signed a judicial agreement for the construction of the sewage service system in the municipality of Campos do Jordão, amounting to R$108.7 million. The environmental recovery represents indemnities caused by environmental damages and related daily fines, amounting to R$ 850. The environmental social center amounting to R$ 440 and an advance for construction amounting to R$ 41 million were also negotiated in this agreement.

(c)                Mococa

On May 3, 2011, the Company, the São Paulo State Prosecution Office and the Justice Department of municipality of Ribeirão Preto signed a term of conduct regarding the construction of sewage service system in the municipality of Mococa and Igaraí district. The estimated cost amounts to R$ 2.9 million.

(viii)    Other concession-related legal proceedings

(a)          On March 25, 2005, the municipality of Itapira revoked the concession contract and filed an Assets Repossession Action against SABESP. The outcome of this claim was unfavorable to the Company. Besides that, was enacted a municipal law which revoke the prior law which authorized the municipality to celebrate agreements with SABESP. The Company appealed the decision, but in view of the compensation lawsuit filed against the aforementioned municipality, the Company has waived the appeal. Company's legal advisors assessed it as a possible gain.

(b)          The municipality of Cajobi has filed a Repossession Action that seeks the takeover the water supply and sewage services, and sentencing the Company to pay for losses and damages for amounts received as water and sewage tariffs not received in view of utilities explored since the enactment of the Municipal Decree, and for the use of assets related to the concession. The court decision confirmed the Municipality's takeover of the water and sewage services. On August 25, 2008, SABESP filed an appeal which was denied. The Municipality provides water supply and sewage collection services since May 29, 2007 under injunction granted in the interlocutory appeal. The Company's legal advisors assessed it as a possible gain.

(c)          The City of Araçoiaba da Serra filed a Repossession Action seeking an authorization to enter concession-related facilities, including all properties and chattels linked to the water supply and sewage treatment services. The Municipality is now managing and operating these services in view of the termination of the concession agreement on September 23, 2006. The Municipality also claims the definitive takeover of the services, including due handover of all assets, rights and privileges previously transferred to SABESP. The initially granted injunction and confirmed by the appellate court maintain the Municipality as the service provider. The decision was considered unfavorable for the Company and the Company filed an appeal against this decision. The Company's legal advisors assessed it as a possible loss.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(d)          On July 2, 2010, the City of Tarumã filed a writ of prevention related to all assets related to the collection, treatment and water supply and sewage services systems. Initially, the Court conceded an injunction, which was reviewed and on January 19, 2011 the Company restarted its operation in this municipality. By other injunction decision, the Tarumã municipality requested the enrollment of assets existing and utilized in the water and sewage services in the municipality, determining that the assets will be under SABESP´s custody due to eventual liquidation of the indemnity to SABESP. By judicial injunction there was the enrollment of assets and SABESP will be the depositary. Both actions are in the phase of knowing and there is no definite decision. The Company's legal advisors assessed it as possible and remote loss, respectively.

(e)          In December 2, 1997, the municipality of Santos enacted a law expropriating the Company's water and sewerage mains in Santos. The Company requested an injunction against the expropriation which was denied by the lower court. This decision was subsequently reversed by the State of São Paulo appellate court, which then issued an injunction suspending the law. The Company was granted a favorable decision at the lower court, and the municipality of Santos appealed against the decision. Although the decision was maintained by the Court of Justice, it is not final. Despite the pending action, the Company is operating the water supply and sewage collection systems in the municipality of Santos.    The Company's legal advisors assessed it as a probable gain.

(f)           The municipality of Tuiuti has brought a declaratory action seeking to recognize the inexistence of any judicial or legal grounds to justify our permanence as the provider of water supply and sewage services in the municipality of Tuiuti, and the subsequent taking over of these services by the municipality. The Company responded with a counterclaim against the municipality seeking a statement corroborating the existence of a legal relationship between the two parties for subsequent compensation for investments made. The lower court decision was partially unfavorable to SABESP as it declared that there was no legal relationship between the Municipality and SABESP relate to the service concession and confirmed the injunction authorizing the takeover of the services. However, the court's decision was favorable to the counterclaim filed by SABESP and sentenced the Municipality to pay R$ 541, restated from March 1996. The Company filed an appeal on July 22, 2009. On the other hand, the Municipality also filed an appeal. The State Appellate Court partially agreed with SABESP to increase the indemnity to R$ 1.1 million (December/1995). SABESP is not operating in this municipality as required by injunction granted to the Municipality. The Company's legal advisors assessed it as a probable gain.

(g)          On January 12, 2001, the Company filed an ordinary action against the municipality of Presidente Prudente for the purpose of recognizing the contractual right to maintain SABESP as the sanitation service until the legal and formal cancellation of the contract, including the respective indemnity, which recognizes the abusive and illegal the acts of the municipality. The Company still provides sanitation service in Presidente Prudente by judicial decision, which extended the concession contract of Presidente Prudente up to the payment of the indemnity. The Company's legal advisors assessed it as a remote loss.

(h)          On March 15, 2011, the Company filed an asset repossession action against the municipality of Álvares Florence related to the assets of the concession used in the water and sewage services system, including the entire assets related to the water and sanitation services, managing, operating and exploring again the services, as prior to the repossession forced by the municipality after the period of the contract. In the end request the definitive repossession assuring the maintenance of the sanitation services. The decision of the lower court was against the Company and the Company appealed against this decision, which is pending. The Company’s legal advisors assessed it as possible gain.

(i)                 On August 19, 2011, the Company filed an asset repossession action against the municipality of Macatuba related to the assets of the concession used in the water and sewage services system, including the entire assets related to the water and sanitation services, managing, operating and exploring again the services, as prior to the end of the contract. The decision of the injunction was unfavorable to SABESP and the Company is not operating in this municipality. The action is awaiting the decision of the lower court. The Company is also requiring indemnities related to the investments realized in the municipality which was not amortized. The Company’s legal advisors assessed it as possible gain.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(j)                After the end of the concession contract the municipality of Iperó requested the resumption of the services.  On December 30, 2009, the Company filed an asset repossession action against the municipality of Iperó requiring the repossession until the payment of the indemnity. Initially, the injunction was obtained conceding the Company the maintenance of the operation. After the decision in the lower court was unfavorable to SABESP. The Company appealed but there was no change in the result. The municipality is operating the services. The action of repossession was unfavorable to SABESP and is awaiting the result of the appealed action. The Company is also promoting a precautionary action to anticipate proves, in which the injunction was conceded to list the assets which belonged to the services. The experts are analyzing the list. The Company’s legal advisors assessed it as remote gain.

16                 Employee Benefits

(a)         Health benefit plan

The health benefit plan is managed by Fundação SABESP de Seguridade Social - SABESPREV and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company - 7.5% (December 31, 2010 - 7.6%) on average, of gross payroll;

.     Participating employees - 3.21% of base salary and premiums, equivalent to 2.2% of gross payroll, on average.

(b)            Pension plan benefits

The amounts recognized in the balance sheet are determined as follows:

	December 31, 2011	December 31, 2010

Funded plan - G1
Present value of obligations	1,638,220	1,572,933
Fair value of plan assets	(1,203,493)	(1,113,189)
Unrecognized actuarial gains (losses)	103,892	27,588

	538,619	487,332

Unfunded plan - G0
Present value of defined benefit obligations	1,581,600	1,638,036
Unrecognized actuarial gains (losses)	(69,522)	(321,330)

	1,512,078	1,316,706

Liability as per balance sheet - Pension obligations	2,050,697	1,804,038

(i)    Plan G1

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Fundação SABESP de Seguridade Social - SABESPREV, the defined benefit pension plan is sponsored by monthly contributions as follows: 2.10% from the Company and 2.3% from the participants.

As of December 31, 2011, SABESP had a net actuarial liability of R$ 538,619 (December 31, 2010 - R$ 487,332) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the related assets; and unrecognized actuarial gains.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Changes in the present value of defined benefit obligation over the year are as follows:

	2011	2010	2009

Defined benefit obligation, beginning of year	1,572,933	1,422,993	1,433,710
Service cost	26,869	27,200	31,116
Interest cost	158,069	152,470	155,514
Actuarial (gain) losses	(57,583)	222,510	(149,634)
Curtailment and partial settlement	-	(195,561)	-
Benefits paid	(62,068)	(56,679)	(47,713)

Defined benefit obligation, end of year	1,638,220	1,572,933	1,422,993

Changes in the fair value of plan assets over the year are as follows:

	2011	2010	2009

Fair value of plan assets, beginning of year	1,113,189	1,123,695	976,545
Expected return on plan assets	111,307	122,630	113,544
Actuarial gain or (loss)	18,805	28,318	47,230
Company's contributions	8,853	13,835	12,854
Employees' contributions	13,407	15,574	21,235
Curtailment and partial settlement	-	(134,184)	-
Benefits paid	(62,068)	(56,679)	(47,713)

Fair value of plan assets, end of year	1,203,493	1,113,189	1,123,695

The amounts recognized in the income statement are as follows:

	2011	2010	2009

Current service cost	26,869	27,200	31,116
Interest cost	158,069	152,470	155,514
Expected return on plan assets	(111,307)	(122,630)	(113,544)
(Gain) or loss amortization	-	(10,397)	-
Curtailment and partial settlement	-	(61,377)	-
Gain not recognized of curtailment	-	(15,266)	-

Total	73,631	(30,000)	73,086

In 2011, 2010 and 2009, the expense related to the defined benefit obligation under Plan G1 was recorded as follows: R$56,613, R$ (24,314) and R$ 51,585 in cost of sales and services, R$ 8,928, R$ (3,547) and R$ 9,714 in Selling expenses and R$ 8,090, R$ (2,139) and R$ 11,787 in Administrative expenses, respectively.

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

The period for the plan migration (from July to November 2010) was suspended through an injunctive relief granted by the Court of Justice of the State of São Paulo, on October 20, 2010 until the claims from the parties involved are taken into consideration. As of October 20, 2010, 4,023 participants corresponding to 26.0% of the G1 plan migrated to defined contribution plan (Sabesprev Mais).

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Expected expenses	2012

Current service cost	27,764
Interest cost	176,762
Expected return on plan assets	(147,550)
Total additional expenses	56,976

The principal actuarial assumptions used were as follows:

	2011	2010	2009

Discount rate – real	5.75% p.a.	6.0% p.a.	6.6% p.a.
Inflation rate	5.0% p.a.	4.0% p.a.	4.0% p.a.
Expected rate of return on assets	12.53% p.a.	10.2% p.a.	10.8% p.a.
Salary growth rate	7.1% p.a.	6.1% p.a.	6.6% p.a.

Assumptions regarding future mortality experience are set based on mortality table AT-2000 (90% of mortality table AT83 in 2010). The change did not cause a relevant impact and this table is more adherent to the plan population.

The discount rate of 5.75% (6.0% in 2010) is similar to the federal public papers rate (NTN-B).

The number of active participants of G1 as of December 31, 2011 was 9,833 (December 31, 2010 – 10,444). The number of inactive participants as of December 31, 2011 was 5,936 (December 31, 2010 – 5,579).

Sensitivity of the pension plan

	Change in expectation	Impact on liability

Funded plan - G1
Discount rate	Increase of 0.5%	Decrease of 6.19%
	Decrease of 0.5%	Increase of 6.87%

Salary growth rate	Increase of 0.5%	Increase of 2.73%
	Decrease of 0.5%	Decrease of 2.46%

Life expectation	Increase of 1 year	Increase of 1.36%

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

	Allocation - %

Asset category	December 31, 2011	December 31, 2010	December 31, 2009

Fixed rate securities	69%	72%	78%
Equity securities	26%	21%	15%
Real estate	3%	5%	5%
Loans	2%	2%	2%

Total	100%	100%	100%

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

The plan assets had a return of 14.9% in 2011 and 13.4% in 2010.

Expected contributions by the Company to Plan G1 for the year ending December 31, 2012 is R$ 11,018.

SABESPREV's technical deficit as of December 31, 2011 was R$ 506,431 (December 31, 2010 - R$ 437,652). The Company and the SABESPREV are in process of negotiation to resolve the technical deficit, by changing the pension plan from a Defined Benefit Plan to Defined Contribution Plan. Management expects not to incur in additional costs resulting from the change of the referred plans.

(ii) Defined Contribution pension plan (SABESPREV MAIS)

On December 31, 2011, after the migration of the participants, the Defined Contribution Plan remained with 4,452 participants (4,023 in 2010).

With respect to the defined contribution pension plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

Regarding the Defined Contribution Plan, the commitment to all participants who migrated up to December 31, 2011, as per the actuarial report, amounted to R$ 14,688 relates to all participants which migrated. The Company has already made payments in the amount of R$ 10,241 in 2011 (R$13,256 in 2010).

(iii)                      Plan G0

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The Company is also co-obligor to a supplemental defined benefit pension plan. Pursuant to a law enacted by the State Government, certain employees who provided service to the Company prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from shareholder, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of December 31, 2011, the Company recorded a defined benefit obligation for Plan G0 of R$ 1,512,078 (December 31, 2010 - R$ 1,316,706).

Changes in the present value of defined benefit obligation over the year are as follows:

	2011	2010	2009

Defined benefit obligation, beginning of year	1,638,036	1,295,066	1,338,587
Service cost	548	9	9
Interest cost	161,718	135,344	136,299
Actuarial (gain) losses	(94,281)	326,025	(71,837)
Benefits paid	(124,421)	(118,408)	(107,991)

	1,581,600	1,638,036	1,295,067
Unrecognized gains (losses)	(69,522)	(321,330)	4,694

Defined benefit obligation, end of year	1,512,078	1,316,706	1,299,761

The amounts recognized in the income statement are as follows:

	2011	2010	2009

Current service cost	548	9	9
Interest cost	161,718	135,344	136,299
Amortized (gain) / losses	157,527	-

Total	319,793	135,353	136,308

In 2011, 2010 and 2009, the expense related to the defined benefit obligation under Plan G0 was recorded in administrative expenses.

Expected expenses	2012

Current service cost	400
Interest cost	167,387
Total additional expenses	167,787

The principal actuarial assumptions used were as follows:

	2011	2010	2009

Discount rate – real	5.75% p.a.	6.0% p.a.	6.6% p.a.
Inflation rate	5.0% p.a.	4.0% p.a.	4.0% p.a.
Salary growth rate	7.1% p.a.	6.1% p.a.	6.6% p.a.

Assumptions regarding future mortality experience are set based on mortality table AT-2000 (90% of mortality table AT83 in 2010). The change did not cause a relevant impact and this table is more adherent to the plan population.

The discount rate of 5.75% (6.0% in 2010) is similar to the federal public papers rate (NTN-B).

The number of active participants of G0 plan as of December 31, 2011 was 36 (December 31, 2010 - 62). The number of beneficiaries, retirees and survivors as of December 31, 2011 was 2,259 (December 31, 2010 - 2,474).

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Expected benefits to be paid under Plan G0 for the year ending December 31, 2012 is R$ 133,635.

Sensitivity of the pension plan

	Change in expectation	Impact on liability

Plan – G0
Discount rate	Increase of 0.5%	Decrease of 4.47%
	Decrease of 0.5%	Increase of 4.86%

Wages increase rate	Increase of 0.5%	Increase of 0.02%
	Decrease of 0.5%	Decrease of 0.02%

Life expectation	Increase of 1 year	Increase of 1.88%

(c)             Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and SABESP. The period covered represents the Company fiscal year, commence in January to December. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached. As of December 31, 2011 the profit distribution accrued amounted to R$ 56,576 (2010 – R$ 52,600).

17                 Equity

(a)              Authorized capital

The Company is authorized to increase capital by up to R$ 10,000,000, based on a Board of Directors' resolution, after submission to the Fiscal Council.

(b)              Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 227,836,623 registered common shares, without par value, held as follows:

	December 31, 2011		December 31, 2010

	Number of shares	%	Number of shares	%

State Department of Finance	114,508,086	50.26%	114,508,085	50.26%
Companhia Brasileira de Liquidação e Custódia	52,990,545	23.26%	51,707,376	22.69%
The Bank Of New York ADR Department (equivalent in shares) (*)	60,144,856	26.40%	61,418,144	26.96%
Other	193,136	0.08%	203,018	0.09%

	227,836,623	100.0%	227,836,623	100.0%

(*) each ADR is equal to 2 shares

The quantity of shares as of January 1, 2011 and as of December 31, 2011 were 227,836,623 registered common shares, without par value. There was no change during the year.

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

The mandatory minimum dividends are calculated as follows:

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

	2011	2010	2009

Net income of the year	1,223,419	1,630,447	1,507,747
Adjustments to old Brazilian GAAP	-	-	(133,868)

Net income according to Brazilian GAAP	1,223,419	1,630,447	1,373,879
(-) Legal reserve - 5%	(61,171)	(81,522)	(68,694)
(-) Donations	-	-	(12,994)

	1,162,248	1,548,925	1,292,191

Mandatory minimum dividend - 25%	290,562	387,231	323,048

On April 28, 2011, the general shareholders meeting approved the distribution of interest on shareholders’ equity amounting to R$ 455,992, which was attributed to dividend in 2010. The additional proposed dividend of 2010, amounting to R$ 68,761 (which exceeded the minimum in 2010) was paid in June 2011. The interest on shareholders’ equity amounting toR$455,992, net of the withholding income taxes of R$33,032, totaled R$422,960.

In 2011, the Company accrued interest on shareholders' equity in the amount of R$ 578,705 (2010 - R$ 455,992) of which R$ 535,537 (2010 – R$ 422,960) was attributed to dividends, net of withholding income tax in the amount of R$ 43,168 (2010 - R$ 33,032). Interest on shareholders' equity was calculated in conformity with Article 9 of Law 9249/95, at the Long-term Interest Rate (TJLP) and recorded as dividends.

The Company declared dividends in the amount of R$ 578,705 to be approved at the general shareholders meeting on April 23, 2012. The Company recorded dividends payable in the amount of R$ 290,562, which considers the minimum dividend amount established by the articles of association. The difference of R$288,143 was reclassified in the shareholders’ equity in the caption “Additional proposed dividends”.

(d)             Capital reserve

Capital reserves are comprised of tax incentives and donations received by the company and may only be used for future capital increases.

(e)              Legal reserve

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

(f)               Investments reserve

This is created by allocation of statutory profits in order to fund the expansion of the water supply and sewage treatment systems.

According to Brazilian Law 6404/76, a portion of the net profit of the year can be reserved for investment, which amount is based on a budget presented by the management and previously approved by shareholders’ meeting. The article of association does not mention about the necessity of approval of the budget in the shareholders’ meeting, however the Company adopts the rules regarding the Law 6404/76. After concluding the investments, the investment reserve will be transferred to capital stock or to retained earnings, in part on in a whole, only after the approval of the shareholders. According to Law 6404/76, if a project, which was reserved for investment, takes more than one year to be finished, the budget related to such project must be approved annually in the shareholders’ meeting, until the conclusion of the project.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

According to article 29 paragraph fourth of the article of association, the Board of Directors can propose in a general meeting that the residual profit of the year, after deducting the legal reserve and the minimum dividend, can be reserved for investments which will have the following rules:

I – the amount, add-up by the others earning reserves, may not be higher than the capital stock;

II – the reserve is used to guarantee the investment plan to be used;

a)      to absorb losses, when necessary;

b)      to distribute dividends at any time;

c)       to rescue, reimburse or acquire stocks, authorized by law;

d)      to increase capital stock.

The investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems, based on the budget approved by the fiscal counsel. As of December 31, 2011 and 2010, this reserve was recognized, pursuant to article 196 of Law 6404/76, in the total amount of R$ 3,408,591 and R$ 2,825,048, respectively.

(g)         Destination of profit of the year

		2011

(+)	Net profit	1,223,419
(-)	Legal reserve – 5%	61,171
(-)	Mandatory minimun dividend	290,562
(-)	Additional dividend	288,143
Investment reserve		583,543

(h)         Retained earnings (losses)

The statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve at year end.

18                Earnings Per Share

                Basic and diluted

Basic earnings per share is calculated by dividing the income attributable to the Company's shareholders by the weighted average number of common shares during the year.

	2011	2010	2009

Attributable income to the Company's shareholders	1,223,419	1,630,447	1,507,747
Weighted average number of common shares issued (in shares)	227,836,623	227,836,623	227,836,623

Basic and diluted earnings per share (reais per share)	5.370	7.156	6.618

The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

19                 Operating Segments

Management has determined the operating segments based on the reports that the Executive Board reviews and uses to make strategic decisions to determine the allocation of resources and evaluate the segments development.

The Executive Board considers the business from a rendering of services perspective (water supply and sewage services). No operating segment has been aggregated.

The segment information for the reportable segments for the year ended December 31, 2011 is as follows:

				2011

	Water	Sewage	Reconciliation to the financial statements (**)	Total per Income Statement

Gross revenue from sales and services - from external customers	4,610,204	3,699,916	2,234,778	10,544,898

Gross sales deductions	(334,616)	(268,645)	-	(603,261)

Net revenue from sales and services - from external Customers	4,275,588	3,431,271	2,234,778	9,941,637

Costs, selling and administrative expenses	(3,309,145)	(2,001,647)	(2,186,320)	(7,497,112)

Income from operations before other operating expenses, net	966,443	1,429,624	48,458	2,444,525

Other operating expenses, net				(90,138)

Income from operations before financial income (expenses) and income taxes				2,354,387

Depreciation and amortization	415,065	353,704	-	768,769

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

The segment information for the reportable segments for the year ended December 31, 2010 is as follows:

				2010 (*)

	Water	Sewage	Reconciliation to the financial statements (**)	Total per Income Statement

Gross revenue from sales and services - from external customers	4,257,158	3,398,733	2,130,684	9,786,575

Gross sales deductions	(314,282)	(241,266)	-	(555,548)

Net revenue from sales and services - from external Customers	3,942,876	3,157,467	2,130,684	9,231,027

Costs, selling and administrative expenses	(2,789,529)	(1,690,084)	(2,081,081)	(6,560,694)

Income from operations before other operating expenses, net	1,153,347	1,467,383	49,603	2,670,333

Other operating expenses, net				1,830

Income from operations before financial income (expenses) and income taxes				2,672,163

Depreciation and amortization	291,841	260,343	-	552,184

The segment information for the reportable segments for the year ended December 31, 2009 is as follows:

				2009 (*)

	Water	Sewage	Reconciliation to the financial statements (**)	Total per Income Statement

Gross revenue from sales and services - from external customers	4,104,332	3,131,886	1,848,972	9,085,190

Gross sales deductions	(286,813)	(218,858)	-	(505,671)

Net revenue from sales and services - from external Customers	3,817,519	2,913,028	1,848,972	8,579,519

Costs, selling and administrative expenses	(3,015,724)	(1,533,549)	(1,865,503)	(6,414,776)

Income from operations before other operating expenses, net	801,795	1,379,479	(16,531)	2,164,743

Other operating expenses, net				(44,425)

Income from operations before financial income (expenses) and income taxes				2,120,318

Depreciation and amortization	301,990	258,699	1,547	562,236

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(*) Part of the amount presented as reconciliation in 2010 was reclassified as water and sewage to better compare the operating segment of 2011. In 2009 the reclassification was not performed due to a lack of information available.

(**)        Adjustments details

Adjustments are comprised of:

		Year ended December 31,
		2011	2010	2009

Gross revenue from construction recognized under IFRIC 12	(a)	2,234,778	2,130,684	2,039,809
Construction costs recognized under IFRIC 12	(a)	(2,186,320)	(2,081,081)	(2,009,664)
		48,458	49,603	30,145

 (a)   Revenue from concession construction contracts is recognized in accordance with IAS 11, Construction Contracts, using the percentage-of-completion method. Revenue from cost-plus contracts is recognized by reference to the construction costs incurred during the period plus a fee earned. In the operating report, construction costs are recognized as property, plant and equipment, as it was presented in accordance with old Brazilian GAAP.

Reportable segment's assets are reconciled to total assets as follows:

	December 31, 2011	December 31, 2010

Water supply	8,237,071	7,980,302
Sewage services	10,584,402	9,145,194

Segment assets for reportable segments	18,821,473	17,125,496

Total current assets	3,725,833	3,590,121
Noncurrent assets
Customer accounts receivable, net	333,713	352,839
Accounts receivable from related party, net	170,288	231,076
Indemnities receivable	60,295	146,213
Escrow deposits	54,178	43,543
Deferred income taxes	179,463	78,440
Property, plant and equipment, net	356,468	249,606
Other noncurrent assets	1,513,273	1,533,250

Total assets per the balance sheet	25,214,984	23,350,584

There are no liabilities allocated to the reportable segments.

20               Net Revenue from Sales and Services

The operating revenue comprises the following:

	2011	2010	2009
Gross revenue by region
Greater São Paulo Metropolitan area	6,144,669	5,699,618	5,280,758
Regional Systems (i)	2,165,451	1,956,273	1,764,623
Gross revenue from construction	2,234,778	2,130,684	2,039,809
Service taxes and deductions	(603,261)	(555,548)	(505,671)

Total	9,941,637	9,231,027	8,579,519

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

(i)  Comprises the municipalities operated in the countryside and the coast of São Paulo State.

21                 Operating Costs and Expenses

The operating costs and expenses are composed of the following:

	2011	2010	2009

Cost of sales and services
Salaries and payroll charges	1,132,403	994,631	1,124,655
Pension plan	49,374	(11,799)	54,948
Construction costs	2,186,320	2,081,081	2,009,664
General supplies	147,464	135,113	142,154
Treatment supplies	154,867	136,546	136,722
Outsourced services	668,994	603,924	552,708
Electricity	583,418	529,480	483,675
General expenses	369,054	202,645	45,099
Depreciation and amortization	739,083	522,927	537,629

	6,030,977	5,194,548	5,087,254

Selling expenses
Salaries and payroll charges	194,832	185,012	202,090
Pension plan	7,942	(1,375)	9,714
General supplies	7,703	6,488	7,600
Outsourced services	201,955	216,038	204,235
Electricity	622	775	739
General expenses	78,660	69,581	63,474
Depreciation and amortization	7,435	3,922	5,219
Allowance for doubtful accounts, net of recoveries	120,393	232,505	117,351

	619,542	712,946	610,422

Administrative expenses
Salaries and payroll charges	160,262	141,749	155,719
Pension plan	262,597	93,683	56,409
General supplies	4,267	5,167	6,211
Outsourced services	125,502	150,300	154,341
Electricity	1,052	1,268	1,043
General expenses	208,978	172,241	268,971
Depreciation and amortization	22,251	25,335	19,388
Tax expenses	61,684	63,457	55,018

	846,593	653,200	717,100

Cost, Sales and Administrative expenses
Salaries and payroll charges	1,487,497	1,321,392	1,482,464
Pension plan	319,913	80,509	121,071
Construction costs	2,186,320	2,081,081	2,009,664
General supplies	159,434	146,768	155,965
Treatment supplies	154,867	136,546	136,722
Outsourced services	996,451	970,262	911,284
Electricity	585,092	531,523	485,457
General expenses	656,692	444,467	377,544
Depreciation and amortization	768,769	552,184	562,236
Tax expenses	61,684	63,457	55,018
Allowance for doubtful accounts, net of recoveries	120,393	232,505	117,351

	7,497,112	6,560,694	6,414,776

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

22                Financial Expenses and Income

	2011	2010	2009

Financial expenses
Interest and others charges on loans and financing - local currency	(355,526)	(388,502)	(328,280)
Interest and others charges on loans and financing - foreign currency	(79,816)	(50,797)	(61,852)
Other financial expenses (*)	(81,675)	(168,462)	(95,031)
Income tax over international remittance	(9,795)	(3,412)	(3,552)
Inflation adjustment on loans and financing	(48,878)	(87,330)	(1,356)
Inflation adjustment on pension plan incentive (SABESPREVMAIS)	(1,794)	-	-
Other inflation adjustments	(68,975)	(47,041)	(22,481)
Inflation adjustment on provisions	(56,307)	(43,923)	(252,645)

Total Financial expenses	(702,766)	(789,467)	(765,197)

Financial income
Inflation adjustment gains	89,361	120,779	62,964
Income on short-term investments	271,973	137,720	74,220
Interest and other income	104,592	85,415	89,598

Total Financial income	465,926	343,914	226,782

Financial expenses, net	(236,840)	(445,553)	(538,415)

Foreign exchange result, net
Foreign exchange variation on loans and financing	(382,304)	66,191	536,774
Other foreign exchange variations	(97)	(214)	(1,028)
Other foreign exchange variations	(14,400)	169	(7,297)

	(396,801)	66,146	528,449

(*) Other financial expenses are mainly comprised of interest paid related to lawsuit and interest related to liabilities of contract programs.

23                Other Operating Expenses, Net

The breakdown of other operating expenses, net is as follows:

	2011	2010	2009

Other net operating income	72,501	39,456	45,473
Other operating expenses	(162,639)	(37,626)	(89,898)

Other operating income (expenses), net	(90,138)	1,830	(44,425)

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, and indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA and Aqualog projects and services.

Other operating expenses consist mainly of write-off of property, plant and equipment due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and expenses provision related to the indemnity of assets of Maua (R$85,918).

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

24                Commitments

(i)          Operating leases

As of December 31, 2011, operating leases already contracted require the following minimum payments, as follows:

2012	63,314
2013	54,067
2014	25,119
2015	867

Total	143,367

Lease expenses for the years ended December 31, 2011, 2010 and 2009 were R$ 34,337, R$ 29,002 and R$ 22,270, respectively. Lease expenses refer to the following: property rentals, vehicle rentals, machinery and equipment leases, IT equipment leases, and photocopiers leases. The leasing contracts will mature in 2015.

(ii)        Electricity

The Company has entered into long-term contracts with electric power providers. As of December 31, 2011, the main amounts regarding this type of contracts are presented as follows:

2012	283,183
2013	88,102
2014	82,583
2015	80,564

Total	534,432

Electric power expenses for the years ended December 31, 2011, 2010 and 2009 were R$ 584,373, R$ 531,661 and R$ 485,766, respectively. The contract will mature in 2015.

25                Subsequent event

15th issue of debentures

On February 16, 2012, the Company registered the 13th issue of simple debentures, nonconvertible, in two series with public distribution and strict efforts according to Brazilian Securities and Exchange Commission (CVM), instruction nº 476.

Issue date:         February 15, 2012

Series: Two

Total amount: R$ 771,080

Quantity: 77,108

Unitary amount: R$ 10

1st Serie

Total amount: R$ 287,330

Quantity: 28,733

Payment: semi-annually

Maturity date:  February 15, 2017

Repayment:       from 24th month then on

Interest:              DI + 0.99% p.a.

2nd Serie

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Total amount: R$ 483,750

Quantity: 48,375

Payment: Annually

Maturity date:  February 15, 2019

Repayment:       not applicable

Interest:              IPCA + 6.20% p.a.

The amount obtained in the 15th issue of debentures will be utilized to pay the liabilities of the Company until December 31, 2012.

13th issue of debentures

On February 17, 2012, the Company fully repaid the 13th issue of debentures amounting to R$ 633,343.

Japan International Cooperation Agency - JICA

On February 22, 2011, the Company signed an agreement amounting to ¥ 33.6 billion (equivalent to R$ 710 million) with Japan International Cooperation Agency (JICA) to accelarate the water recuperation program. The agreement last 25 years and the interest rate is 1.7% per annum.

*          *          *