Form 20-F/A
period 2011-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2012-09-21
CIK 1170858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

By:
Name:   Dilma Seli Pena
Title:     Chief Executive Officer

By:     _______________________________________________
Name:   Rui de Britto Álvares Affonso
Title:     Chief Financial Officer and Investor Relations Officer

Date:      June 22, 2012

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

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP at December 31, 2011 and December 31, 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards of Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Notes to the Consolidated Financial Statements

Amounts in thousands of reais, unless otherwise indicated

Total amount: R$ 483,750

Quantity: 48,375

Payment: Annually

Maturity date:  February 15, 2019

Repayment:       not applicable

Interest:              IPCA + 6.20% p.a.

The amount obtained in the 15th issue of debentures will be utilize to pay the liabilities of the Company until December 31, 2012.

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