Form 20-F
period 2012-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2013-05-15
CIK 1170858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20‑F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to _______________________

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report__________________________

Commission file number 001‑31317

Companhia de Saneamento Básico do Estado de São Paulo–SABESP
(Exact name of Registrant as specified in its charter)

Basic Sanitation Company of the State of São Paulo‑SABESP
(Translation of the Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Rua Costa Carvalho, 300
05429‑900 São Paulo, SP, Brazil
(Address of principal executive offices)

Rui de Britto Álvares Affonso
raffonso@sabesp.com.br
(+55 11 3388 8247)
Rua Costa Carvalho, 300 05429‑900 São Paulo, SP, Brazil

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares (1), without par value	New York Stock Exchange*
American Depositary Shares, evidenced by American Depositary Receipts, each representing one Common Share (2)	New York Stock Exchange

(1) On April 22, 2013 our shareholders approved a stock split, following which each common share represented three new Common Shares.

* Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

(2) Until January 23, 2013, each American Depositary Share represented two Common Shares.  As of January 24, 2013, each American Depositary Share represents one Common Share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

683,509,869 Shares of Common Stock

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

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S‑T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non‑accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b‑2 of the Exchange Act.  (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non‑accelerated filer ☐

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

Yes ☐ No ☑

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We maintain our books and records in reais.  We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.  Our consolidated financial statements as of December 31, 2012 and 2011 and for the three years ended December 31, 2012 have been audited, as stated in the report appearing herein, and are included in this annual report on Form 20-F.

We also prepare individual financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which include the pronouncements issued by the CPC, for certain purposes, including for the calculation of dividends.

Convenience Translations

We have translated some of the real amounts contained in this annual report into U.S. dollars.  The rate used to translate such amounts in respect of the year ended December 31, 2012 was R$2.0435 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect on December 31, 2012, as reported by the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.  See “Item 3.A. Selected Financial Data—Exchange Rates” for more detailed information regarding the Brazilian foreign exchange system and historical data on the exchange rate of the real against the U.S. dollar.

Rounding

Some percentages and numbers included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Other Information

In this annual report, unless the context otherwise requires, references to “we,” “us,” “our,” “Company,” or “SABESP” refer to Companhia de Saneamento Básico do Estado de São Paulo – SABESP.

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

•         “São Paulo metropolitan region,” with respect to our operations, are to the area where the Metropolitan executive office operates, comprising 38 municipalities, including the city of São Paulo;

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

Market Information

We make statements in this annual report about our market share and other information relating to Brazil and the industry in which we operate.  We have made these statements on the basis of information from third‑party sources and publicly available information that we believe is reliable, such as information and reports from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, and the State Data Analysis System Foundation (Fundação Sistema Estadual de Análise de Dados) or SEADE, among others.  We have no reason to believe any of this information is inaccurate in any material respect.

References to urban and total population in this annual report are estimated based on a research prepared by SEADE:  “Projections for the State of São Paulo – Population and Residences until 2025” (Projeções para o Estado de São Paulo – População e Domicílios até 2025).

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

•         droughts, water shortages, intensive rain and other climatic events;

•         power shortages, rationing of energy supply or significant changes in energy tariffs;

•         the effects of the agreement for provision of water and sewage services in the City of São Paulo, which we executed with the State and the City of São Paulo;

•         the lack of formal agreements between our company and certain municipalities to which we provide water and sewage services, including cities comprising metropolitan regions, and the fact that the State and municipal governments share competency regarding these services;

•         the municipalities’ ability to terminate our existing concession agreements prior to their expiration date and our ability to renew such agreements;

•         our ability to provide water and sewage services in additional municipalities and to maintain the right to provide the services for which we currently have contracts;

•         the size and growth of our customer base;

•         our ability to comply with the requirements regarding water and sewage service levels included in our agreements with municipalities;

•         our level of debt and limitations on our ability to incur additional debt;

•         our ability to access financing with favorable terms in the future;

•         the costs we incur in complying with environmental laws and any penalties for failure to comply with these laws;

•         our exposure to probable increases in the frequency of extreme weather conditions;

•         the outcome of our pending or future legal proceedings;

•         our management’s expectations and estimates relating to our future financial performance;

•         the regulations issued by the São Paulo State Sanitation and Energy Regulatory Agency, or ARSESP, regarding several aspects of our business, including limitations on our ability to set and adjust our tariffs; and

•         other risk factors as set forth under “Item 3.D. Risk Factors.”

The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “plan,” “intend,” “expect” and similar words are intended to identify forward‑looking statements.  In light of these risks and uncertainties, the forward‑looking events and circumstances discussed in this annual report might not occur.  Our actual results could differ substantially from those anticipated in our forward‑looking statements.  Forward‑looking statements speak only as of the date they were made and we do not undertake any obligation to update or revise any forward‑looking statements, whether as a result of new information, future events or otherwise, unless required by law.  Any such forward‑looking statements are not an indication of future performance and involve risks.

PART I

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

A.         Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements (including the notes thereto), “Item 5.  Operating and Financial Review and Prospects” and “Presentation of Financial and Other Information.”

The selected financial data as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been derived from our consolidated financial statements, prepared in accordance with IFRS, and included in this annual report.  The selected financial data as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 have been derived from our consolidated financial statements, prepared in accordance with IFRS, which is not included in this annual report.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares since January 1, 2008 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.”  We prepare individual financial statements in accordance with Brazilian GAAP for certain purposes, including for the calculation of dividends.

The following tables present our selected financial data as of and for each of the periods indicated.

IFRS Summary Financial Data	Year ended December 31,
	2012	2012	2011	2010	2009	2008
	(in millions of U.S. dollars)	(in millions of reais, except per share and per ADS(1) data)
Statement of operations data:
Net operating revenues	5,262.7	10,754.4	9,941.6	9,231.0	8,579.5	7,809.3
Cost of sales and services	(3,163.9)	(6,465.4)	(6,031.1)	(5,194.5)	(5,087.3)	(4,482.9)
Gross profit	2,098.8	4,289.0	3,910.5	4,036.5	3,492.2	3,326.4
Selling expenses	(341.5)	(697.8)	(619.5)	(712.9)	(614.4)	(499.7)
Administrative expenses	(355.3)	(726.1)	(846.6)	(653.2)	(717.1)	(580.0)
Operating profit	1,392.4	2,845.3	2,354.3	2,672.2	2,120.3	2,121.2
Financial income (expenses), net	(147.5)	(301.4)	(633.6)	(379.4)	(10.0)	(973.0)
Net income	935.6	1,911.9	1,223.4	1,630.5	1,507.7	862.9

Earnings per share – basic and diluted (2)	1.37	2.80	1.79	2.39	2.21	1.26
Earnings per ADS – basic and diluted (*) (2)	1.37	2.80	1.79	2.39	2.21	1.26

Dividends and interest on shareholders’ equity per share (2)	0.32	0.66	0.43	0.57	0.58	0.43
Dividends and interest on shareholders’ equity per ADS (*) (2)	0.32	0.66	0.43	0.57	0.58	0.43
Weighted average number of common shares outstanding (2)		683,509,869	683,509,869	683,509,869	683,509,869	683,509,869

______________

(1)   American Depositary Shares, or ADSs.

(*)   On January 10, 2013, our board of directors approved a change in the ratio of American Depositary Receipts (“ADRs”), to common shares on the New York Stock Exchange (“NYSE”), from 1:2 to 1:1.  We have calculated the earnings per ADS and dividends and interest on shareholders’ equity per ADS for the 2012, 2011, 2010, 2009 and 2008, according to a ratio of 1:1 for comparison purposes.

(2)   On April 22, 2013, our shareholders approved a stock split, following which each common share represented three new common shares. Therefore, the per share information in the selected financial data has been revised to give effect to the stock split retrospectively to all periods presented.

	As of December 31,
	2012	2012	2011	2010	2009	2008
	(in millions of U.S. dollars)	(in millions of reais)
Balance sheet data:
Property, plant and equipment	187.6	383.4	356.5	249.6	190.4	179.4
Intangible assets	10,761.9	21,991.9	20,141.7	18,546.8	16,917.5	15,462.8
Total assets	13,054.0	26,675.8	25,215.0	23,350.6	20,243.1	18,711.3
Current portion of long-term loans and financing	669.1	1,367.4	1,630.0	1,242.1	1,009.9	1,446.6
Long‑term loans and financing	3,769.0	7,701.9	6,966.3	7,022.5	5,548.0	5,414.3
Interest on shareholders’ equity payable	202.8	414.4	247.5	354.3	365.4	275.0
Total liabilities	7,320.9	14,960.2	14,669.1	13,668.8	11,804.5	11,386.3
Equity	5,733.1	11,715.6	10,545.9	9,681.8	8,438.6	7,325.0
Capital stock	3,035.8	6,203.7	6,203.7	6,203.7	6,203.7	6,203.7

Other financial information:
Cash generated from by operating activities	1,143.2	2,336.2	2,717.1	2,083.0	2,072.5	2,103.9
Cash used in investing activities	(978.1)	(1,998.8)	(2,008.3)	(2,091.4)	(1,964.0)	(1,640.3)
Cash provided by (used in) financing activities	(277.1)	(566.3)	(548.0)	1,226.5	36.9	(295.2)
Purchases of intangible assets and property, plant and equipment as presented in our statement of cash flow	(995.1)	(2,033.5)	(2,211.1)	(1,901.5)	(1,982.4)	(1,545.9)

Operating Data
	As of and for the year ended December 31,
	2012	2011	2010	2009	2008
Number of water connections (in thousands)	7,679	7,481	7,295	7,118	6,945
Number of sewage connections (in thousands)	6,128	5,921	5,718	5,520	5,336
Percentage of population with water connections (in percentages)	99	99	99	99	99
Percentage of population with sewer connections (in percentages)	83	82	81	80	79
Percentage of treated sewer (3) (in percentages)	77	76	75	74	72
Volume of water billed during period (in millions of cubic meters)	2,094	2,045	1,992	1,917	1,878
Water loss percentage during period (average) (in percentages)(4)	25.7	25.6	26.0	26.0	27.9
Water loss per connection (average)(5)	393	395	403	402	436
Number of employees	15,019	14,896	15,330	15,103	16,649

______________

(2)   On April 22, 2013, our shareholders approved a stock split, following which each common share represented three new common shares. Therefore, the per share information in the selected financial data has been revised to give effect to the stock split retrospectively to all periods presented.

(3)   Treated sewage as a percentage of collected sewage.

(4)   Includes both physical and non‑physical water loss.  Water loss percentage represents the quotient of (i) the difference between (a) the total amount of water produced by us less (b) the total amount of water invoiced by us to customers minus (c) the volume of water set out below that we exclude from our calculation of water loss, divided by (ii) the total amount of water produced.

        We exclude the following from our calculation of water loss:  (i) water discharged for periodic maintenance of water mains and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to favelas (shantytowns).

(5)   Measured in liters/connection per day, according to the method by which we measure water loss, based on worldwide market practice for the sector.  See “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Loss.”

Exchange Rates

In the past, the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN, has introduced changes to the Brazilian foreign exchange regime, such as unifying the Commercial and Floating Markets and easing the rules governing the ability of Brazilian residents to acquire foreign currency, among others.  On March 24, 2010, the CMN and the Central Bank approved Resolution No. 3,844, which led to a series of measures to consolidate and simplify Brazilian foreign exchange market regulations.

The Brazilian foreign exchange system allows any person or legal entity to purchase or sell foreign currency and make international transfers of reais, regardless of the amount, subject to certain regulatory procedures.

The Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies in recent decades.  Between 2003 and mid‑2008, the real appreciated significantly against the U.S. dollar with the exchange rate reaching R$1.634 in August 2008.  Primarily as a result of the global financial crisis, the real depreciated 32.0% against the U.S. dollar during 2008 and closed the year at R$2.337 per US$1.00.  The real  strengthened again by 25.5% in 2009 and 4.3% in 2010, but depreciated against the U.S. dollar by 12.6% in 2011 and 8.94% in 2012.  On December 31, 2012, 2011 and 2010, the real/U.S. dollar exchange rate was R$2.043, R$1.876 and R$1.666 per US$1.00, respectively.

The Central Bank sometimes intervenes in the market to combat instability in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate through a currency band system or other proceedure.  The real may fluctuate against the U.S. dollar substantially in the future.  For further information on this risk, see “Item 3.D. Risk Factors—Risks Relating to Brazil—Exchange rate instability may adversely affect us and the market price of our common shares or ADSs.”

Exchange rate fluctuations will affect the U.S. dollar equivalent of the real price of our common shares on the São Paulo Stock Exchange (BM&FBOVESPA S.A. ‑ Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA, as well as the U.S. dollar equivalent of any distributions we make in reais with respect to our common shares.

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	R$ per US$1.00
Year ended December 31,	Year end	Average(1)	High	Low
2008	2.3370	1.8375	2.5004	1.5593
2009	1.7412	1.9935	2.4218	1.7024
2010	1.6662	1.7593	1.8811	1.6554
2011	1.8758	1.6746	1.9016	1.5345
2012	2.0435	1.9550	2.1121	1.7024

	R$ per US$1.00
Month ended	Period end	Average(1)	High	Low
October 31, 2012	2.0313	2.0298	2.0382	2.0224
November 30, 2012	2.1074	2.0678	2.1074	2.0312
December 31, 2012	2.0435	2.0778	2.1121	2.0435
January 31, 2013	1.9883	2.0311	2.0471	1.9883
February 28, 2013	1.9754	1.9733	1.9893	1.9550
March 31, 2013	2.0138	1.9828	2.0185	1.9528
April 30, 2013	2.0017	2.0022	2.0244	1.9736
May 2013 (through May 8, 2013)	2.0030	2.0094	2.0143	2.0030

______________

Source:  Central Bank

(1)   Average of the exchange rates on the last day of each period.

The following tables set forth the selling rate, expressed in reais  per Japanese Yen (R$/¥1.00):

	R$ per ¥1.00
Year ended December 31,	Year end	Average(1)	High	Low
2008	0.0258	0.0180	0.0272	0.0144
2009	0.0188	0.0213	0.0268	0.0186
2010	0.0205	0.0201	0.0212	0.0183
2011	0.0243	0.0211	0.0249	0.0186
2012	0.0237	0.0245	0.0263	0.0211

	R$ per ¥1.00
Month ended	Period end	Average(1)	High	Low
October 31, 2012	0.0255	0.0255	0.0259	0.0252
November 30, 2012	0.0237	0.0248	0.0257	0.0237
December 31, 2012	0.0218	0.0228	0.0235	0.0218
January 31, 2013	0.0214	0.0212	0.0216	0.0209
February 28, 2013	0.0214	0.0209	0.0214	0.0203
March 31, 2013	0.0205	0.0206	0.0218	0.0199
April 30, 2013	0.0205	0.0205	0.0218	0.0199
May 2013 (through May 8, 2013)	0.0203	0.0203	0.0205	0.0203

______________

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations.  The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in interest rates, tax policies, price and tariff controls, currency devaluation or appreciation, capital controls and limits on imports.  Our business, financial condition and results of operations, as well as the market price of our common shares or ADSs, may be adversely affected by changes in public policy at federal, state and municipal levels with respect to public tariffs and exchange controls, as well as other factors, such as:

•         the regulatory environment related to our business operations and concession agreements;

•         interest rates;

•         exchange rates and exchange controls and restrictions on remittances abroad;

•         currency fluctuations;

•         inflation;

•         liquidity of the Brazilian capital and lending markets;

•         tax and regulatory policies and laws;

•         economic and social instability; and

•         other political, diplomatic, social and economic developments in or affecting Brazil.

For example, the Brazilian government may change its tax policy, such as changing tax rates or imposing temporary taxes.  If overall taxes are increased, we may be unable to immediately recover the difference from our consumers, which may have an adverse effect on our financial condition and results of operations.

Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these factors or others may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities market and in securities issued abroad by Brazilian issuers, which could have a material adverse effect on us and on our common shares and ADSs.

Inflation and the Brazilian government’s measures to combat inflation may contribute to economic uncertainty in Brazil, adversely affecting us and the market price of our common shares or ADSs.

Brazil has experienced extremely high rates of inflation in the past.  Inflation and the Brazilian government’s measures to combat inflation have had significant negative effects on the Brazilian economy, contributing to economic uncertainty and heightened volatility in the Brazilian securities market.  The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth.  The Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), or SELIC, the official overnight interest rate in Brazil, equaled 7.14%, 10.91% and 10.66% at the end of 2012, 2011 and 2010, respectively, in line with the target rate set by the Brazilian Committee on Monetary Policy (Comitê de Política Monetária).

The annual rate of inflation, as measured by the General Market Price Index (Índice Geral de Preços—Mercado), or IGP‑M index, fell from 9.95% in 2000 to 3.83% in 2006, increased to 7.75% in 2007 and further increased to 9.81% in 2008.  According to the IGP‑M index, Brazil underwent deflation of 1.71% in 2009, followed by inflation of 7.81%, 5.1% and 11.32% in 2012, 2011 and 2010, respectively.  Brazilian governmental actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation.  If Brazil experiences high inflation again, our costs and expenses may rise, we may be unable to increase our tariffs to counter the effects of inflation, and our overall financial performance may be adversely affected.  In addition, a substantial increase in inflation may weaken investors’ confidence in Brazil, causing a decrease in the market price of our common shares or ADSs.

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

The Brazilian currency experienced frequent and substantial devaluations in relation to the U.S. dollar and other foreign currencies during the decades leading up to the mid-1990s.  Throughout this period, the Brazilian government implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini‑devaluations (during which the frequency of adjustments ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets.  From time to time since that period, there have continued to be significant fluctuations in the exchange rate between the Brazilian real and the U.S. dollar and other currencies.  For example, the real appreciated 13.8%, 9.5% and 20.7% against the U.S. dollar in 2005, 2006 and 2007, respectively.  In 2008, primarily as a result of the global financial crisis, the real depreciated 32.0% against the U.S. dollar and closed the year at R$2.337 per US$1.00.  The real  strengthened again by 25.5% in 2009 and 4.3% in 2010, but depreciated against the U.S. dollar by 12.6% in 2011 and 8.94% in 2012.  On December 31, 2012, 2011 and 2010, the real/U.S. dollar exchange rate was R$2.043, R$1.876 and R$1.666 per US$1.00, respectively.  There can be no assurance that the real will not depreciate further against the U.S. dollar.  As of April 23, 2013, the commercial selling rate as reported by the Central Bank was R$2.0435 per US$1.00.

Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations, curtail our access to financial markets and prompt government intervention, including recessionary governmental policies.  Depreciation of the real against the U.S. dollar could also lead to decreased consumer spending, deflationary pressures and reduced growth of the economy as whole.

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected because our tariff revenue and other sources of income are denominated solely in reais.  In addition, because we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  We had a total foreign currency denominated debt of R$3,215.8 million as of December 31, 2012 and we anticipate that we may incur substantial additional amounts of foreign currency denominated debt in the future.  In 2012, our results of operations were negatively affected by the 8.94% depreciation of the real against the U.S. dollar, and an appreciation of the real against the yen by 2.43% which led to a R$50.5 million negative impact on our foreign exchange result, net.  We do not currently have any derivative instruments in place to protect us against a devaluation of the real  in relation to any foreign currency.  A devaluation of the real may adversely affect us and the market price of our common shares or ADSs.

Developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect the market price of Brazilian securities, including our common shares and ADSs.

The market price of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including the United States and other Latin American and emerging market countries.  Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market price of securities of Brazilian issuers.  Crises in other emerging market countries or economic policies of other countries may diminish investor interest in securities of Brazilian issuers, including ours.  This could adversely affect the market price of our common shares or ADSs, and could also make it more difficult for us to access the capital markets and finance our operations in the future, on acceptable terms or at all.

The global financial crisis has caused significant consequences, including in Brazil, such as stock and credit market volatility, unavailability of credit, higher interest rates, a general slowdown of the world economy, volatile exchange rates, and inflationary pressure, among others, which have and may continue to, directly or indirectly, materially and adversely affect us and the price of securities issued by Brazilian companies, including our common shares and ADSs.

Risks Relating to Our Control by the State of São Paulo

We are controlled by the State of São Paulo, whose interests may differ from the interests of non-controlling, including holders of ADSs.

As it owns the majority of our common shares, the State of São Paulo is able to determine our operating policies and strategy, control the election of a majority of the members of our board of directors and appoint our senior management.  As of April 23, 2013, the State owned 50.3% of our outstanding common shares.

Both through its control of our board of directors as well as by enacting State decrees, the State has in the past directed our company to engage in business activities and make expenditures that promoted political, economic or social goals but that did not necessarily enhance our business and results of operations.  The State may direct our company to act in this manner again in the future.  These decisions by the State may not be in the interests of our non-controlling, including holders of ADSs.  See “Item 5.A. Operating and Financial Review and Prospects—Certain Transactions with Controlling Shareholder.”

Following the elections for State governor in 2010, the new governor appointed Ms. Dilma Seli Pena as our chief executive officer in 2011, and Mr. Edson de Oliveira Giriboni, the Secretary of State for the State Secretariat for Sanitation and Water Resources (Secretaria de Saneamento e Recursos Hídricos do Estado de São Paulo), was elected as chairman of our board of directors.  Future changes in policy by State government may cause changes in all or some of the members of our management, which may have a material adverse effect on our business and results of operations.

The State and some State entities owe us substantial unpaid debts.  We cannot assure you as to when or whether the State will pay us.

Historically, the State and some State entities have delayed payment of substantial amounts owed to us related to water and sewage services. Aditionally, the State also owes us substantial amounts related to reimbursements of State‑mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us.  As of December 31, 2012, the State owed us R$65.5 million for water and sewage services.  With respect to payment of pensions on behalf of the State, we had a non-contested reimbursement in the amount of R$196.9 million as of December 31, 2012 for actuarial liability, and a contested amount of R$1,351.2 million  as of the same date.  We do not record this contested amount as a reimbursement for actuarial liability due to the uncertainty of payment by the State.  In addition, as of December 31, 2012, we had a provision for an actuarial liability in the amount of R$1,547.2 million in respect of future supplemental pension payments the State does not accept responsibility for paying.  The amounts owed to us by the State for water and sewage services and reimbursements for pensions paid may increase in the future.

We have entered into agreements with the State to settle the overdue amounts that relate to water and sewage services.  For a detailed discussion of these agreements, see “Item 7.B. Related Party Transactions, Agreements with the State of São Paulo” and Note 8 of our consolidated financial statements.  Under these agreements, the State agreed that the amounts due with respect to water and sewage services through December 2007 could be settled through the application of dividends payable by us to the State.  In December 2007, the State agreed to pay us the outstanding balance as of November 30, 2007 of R$133.7 million in 60 consecutive monthly installments, beginning on January 2, 2008, and an amount of R$236.1 million relating to a portion of the unpaid invoices from March 2004 through October 2007 for water and sewage services.  We agreed to pay the State, in the period from January through March 2008, the outstanding balance of dividends owed to it in respect of interest on shareholders’ equity in our company from March 2004 through December 2006, in the amount of R$400.8 million.

In March 2008, we entered into a commitment agreement with the State to settle the outstanding debt related to the reimbursement of the pension benefits we paid on the State’s behalf.  For a detailed discussion of this commitment agreement, see “Item 7.B. Related Party Transactions―Agreements with the State of São Paulo.”  Under this commitment agreement, we and the State agreed that the amounts owed to us with respect to the pensions we paid on behalf of the State could be partially settled through the transfer of certain reservoirs to us that we use in the Alto Tietê System, which are owned by the State.  Following this commitment agreement, in November 2008 we and the State entered into a formal agreement relating to the pension benefits we paid on the State’s behalf.  Under this agreement, the State acknowledged that it owed us a total of R$915.3 million in this regard as of September 30, 2008, and we provisionally accepted the reservoirs in the Alto Tietê System as partial payment (R$696.3 million) subject to the transfer of the property rights in the reservoirs to us.  In November 2008, the State began to pay us the remaining balance of R$219.0 million in 114 monthly installments through to early 2018.  However, on October 29, 2003 the Public Prosecutor’s Office of the State of São Paulo (Ministério Público do Estado de São Paulo) commenced legal proceedings alleging that the transfer of ownership of the Alto Tietê System reservoirs to us would be illegal, on the basis that there is no specific legislative authorization for the transfer. We are unable to predict, however, whether and when these reservoirs will be transferred to us and therefore whether and when we will receive payment or assets equivalent to the R$696.3 million owed.  See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Other Legal Proceedings.”

In addition to the R$915.3 million that the State acknowledged that it owed us under the November 2008 agreement, we are also negotiating with the State in respect to the further amount that the State does not accept that it owes us.  We are not able to assure you that we will be successful in these negotiations.  Accordingly, as of December 31, 2012, we have not recorded R$1,351.2 million related to the reimbursement that we believe is due to us for the pension benefits we paid on the State’s behalf, but we have recorded R$1.547.2 million in pension obligations.

We cannot assure you when or if the State will pay the remaining overdue amounts it owes us.  Due to the State’s history of not paying us in a timely manner for water and sewage services, and not reimbursing us in a timely manner for the pension benefits we paid on its behalf, we cannot assure you that the amount of account receivables owed to us by the State and some State entities will not significantly increase in the future.

In addition, certain municipalities and other government entities also owe us money.  See “—We may face difficulties in collecting overdue amounts owed to us by municipalities to which we provide water on a wholesale basis and municipal government entities.”

A state controlled company that has a concession to produce energy in the Guarapiranga and Billings reservoirs may require us to pay damages for the use of water from these reservoirs.

Empresa Metropolitana de Águas e Energia S.A., or EMAE, may require us to financially compensate them for our use of water from the Guarapiranga and Billings reservoirs, which they view as a loss of electricity that could otherwise be generated and sold. Additionally, payments to EMAE, which we were supposed to have made by a specific deadline, were not made. As such, EMAE has requested compensation from us. In the event water from these reservoirs was no longer made available to us, we would have to bring water in from locations further away, which would increase the risk of not being able to provide adequate service in the region, as well as an increase in water transportation costs.

The majority shareholder of both EMAE and us, the state of São Paulo, may force a resolution regarding the dispute of water use from the Guarapiranga and Billings reservoirs, which may have an adverse affect on our business.

Additionally, in the event we are required to make  payments and compensation, our cash position and overall liquidity may be adversely affected.

We may be required to pay substantial charges for the use of reservoirs that are not our property.

We use the Billings and Guarapiranga reservoirs in order to provide water services.  We are entitled to withdraw water from these reservoirs under a grant from the State Department of Water and Energy (Departamento de Águas e Energia Elétrica do Estado de São Paulo), or DAEE. We are not currently charged for the use of these reservoirs and are uncertain as to whether we will continue to be able to use the reservoirs without paying charges, or what the likely fee scale would be if one were imposed.  We may also be required to pay additional maintenance and operational costs for our use of these reservoirs.  If we were required to pay substantial charges to the owner or additional maintenance or operational costs for our use of these reservoirs, we could be materially and adversely affected.

Risks Relating to Our Business

The Brazilian Basic Sanitation Law is still in the process of implementation and interpretation, and doubts remain as to its full impact on the industry.  ARSESP, the regulator, has the function to implement regulations under the Basic Sanitation Law within the State of São Paulo, and is in the process of reviewing, implementing and proposing changes to São Paulo State water and sewage regulations, including potentially significant changes to the tariff methodology and structure applicable to our business.  The current regulatory uncertainty, and any of the changes that are currently proposed, may have an adverse effect on our business.

Although Law No. 11,445, or the Basic Sanitation Law, has been in effect since early 2007, the full implementation of a number of its provisions remains subject to regulations that have not yet been published.  Federal Decree No. 7,217, which was enacted on June 21, 2010, and Law 11,445 implemented a first series of new principles under the Basic Sanitation Law, including the following:

•         for public‑public partnership contracts (or program contracts), public hearings must be held with respect to bid announcements, and technical and economic viability studies must be carried out;

•         the rights and obligations of customers and service providers, including penalties, are determined by the owner of the public service, not by the regulatory agency;

•         the technical and financial viability of the provision of water and sewage services should be determined based on (i) capital contributions necessary to offer the services and (ii) expected revenues from the provision of the service; and

•         when a regulated service is to be provided by different service providers, those providers must execute an agreement regulating their respective activities.

We cannot currently anticipate all the effects that the Basic Sanitation Law and the decree will have on our business and operations, if any.

The Basic Sanitation Law requires states to establish independent regulators with the responsibility of monitoring basic sanitation services and regulating tariffs.  Federal law No. 11,445/07 and São Paulo State Law No. 1,025/07 established the ARSESP, which regulates and supervises the basic sanitation services that we provide in municipalities that have agreed to come under ARSESP’s jurisdiction.  For the municipalities that have not yet agreed to come under ARSESP’s jurisdiction for which we currently provide basic sanitation services, we determine tariffs based on State Decree 41,446/96. ARSESP has proposed or enacted a number of regulatory changes, including the following:

•         In 2008, the tariff adjustment formula was reviewed. In 2009, ARSESP opened the methodology for tariff revisions for public discussion and hearings. In 2010, ARSESP published Resolution No. 156.  This resolution established the methodology and general criteria for the valuation of our regulatory asset base to be used for purposes of tariff review processes and auditing. During 2011 and 2012 ARSESP held further public consultations regarding the methodology for tariff revisions, which was finally specified and disclosed in April 2012.  In November 2012, ARSESP published a preliminary technical note for public consultation, proposing a preliminary initial maximum average tariff (P0) and efficiency gains factor (X), based on a preliminary evaluation of assets held by us.  Following further public consultations, in March 2013 ARSESP published two resolutions, Resolution No. 406 and Resolution No. 407.

•         Resolution No. 406 sets out the following:  (i) an initial maximum average tariff (P0) and a preliminary asset base value to apply until the conclusion of an external audit of our asset base, resulting in a tariff revision of 2.3509%; (ii) authorizes the repayment to consumers of the regulation and supervision rate of 0.5% immediately after the conclusion of the operational adjustments necessary for the inclusion of this rate in the bills in the municipalities where it will be charged; (iii) ARSESP also establishes an annual tariff adjustment formula, to be implemented during the second tariff cycle, consisting of the IPCA variation (a consumer price index) for the period, adjusted by an efficiency factor designed to transfer a portion of our productivity gains to consumers, and further adjusted to reflect changes in service quality to be defined and applied as of the third year of the second tariff cycle.  According to ARSESP’s timetable the final maximum average tariff (P0) will be announced in August 2013 after the asset base value presented by us is audited.

•         A tariff revision of to a rate of 2.3509% was implemented in April 2013 pursuant to Resolution No. 406. Additionally, we will pass an inspection fee of 0.5% to consumers immediately after the conclusion of the operational adjustments necessary for the inclusion of this rate in the bills to municipalities where it will be charged.

•         Resolution No. 407 authorizes us to pass on to the service bill legal charges defined by municipal legislation, which under the Program Contracts and the Sewage and Water Supply Service Contracts must be considered in the tariff revision.

In April 2013, ARSESP passed Resolution No. 413, which effectively suspended Resolution No. 407, thereby postponing the authorization for the passing on of a municipal tax to consumers’ bills, which, prior to this Resolution, had been established in Resolution No. 407. The final decision regarding Resolution No. 407 has been postponed until August 2013.

In August 2012, ARSESP published Resolution No. 346, which established the principle that users should be compensated for any interruptions in water supply.  Implementation of this regulation has been suspended pending further technical discussions.

In 2011, ARSESP altered the standard contract that we are required to use in our relationships with retail customers, requiring that invoices be sent to the consumer of the service rather than the owner of the property.  We estimate that this change will affect ongoing legal disputes, particularly those regarding collection procedures, as well as business discussions in general.  Since this change is still being implemented, we are not currently able to predict its impact on our business.

In 2009 ARSESP enacted rules regarding the following:

•         general terms and conditions for water and sewage services;

•         procedures for communication regarding any failure in our services;

•         penalties for deficiencies in the provision of basic sanitation services; and

•         procedures for confidential treatment of our customers’ private information.

We are currently evaluating the enforceability and legality of some of these rules.  Implementation of these rules started during 2011, is currently ongoing, and is expected to continue for the next few years.  The implementation of the above mentioned rules will impact our commercial and operations processes, and may adversely affect us in ways we cannot currently predict.

The Basic Sanitation Law also allows municipalities to create their own regulatory agencies rather than being subjected to overview by ARSESP, and a number of municipalities have therefore created their own regulatory agencies.  For example:

•         The municipality of Lins, which had decided in 2007 to create its own regulatory authority, revisited this decision in 2010 and transferred the regulation of water activities in Lins, including the setting of tariffs, to ARSESP.  Lins has retained, however, the power to ultimately approve the tariff set by ARSESP.

•         The municipalities in which the hydrographic basins of the Piracicaba, Capivari and Jundiaí rivers are located created a consortium for the regulation and supervision of our activities in that area in 2011.  We are currently involved in legal proceedings in which this consortium is claiming that it has jurisdiction over our activities in the municipality of Piracaia and that ARSESP has no right to regulate our activities or set tariffs in the municipality.  We cannot predict the outcome of this case or how it may impact our business.

If other municipalities create new agencies or retain regulatory powers, we will be subject to regulation and supervision by them and to any limitations on our services that they may set.  We cannot foresee any changes that any such new agency may implement regarding our business.  If any such changes are unfavorable, they could materially and adversely affect us.

For more information on ARSESP regulations, see “Information on the Company—Business Overview—Government Regulation——”Tariff Regulation in the State of São Paulo” and “Consumer Relations in the State of São Paulo.”

New joint entities will be set up to oversee basic sanitation services in metropolitan regions, including the São Paulo Metropolitan Region.  We cannot predict how the shared management of these operations will be carried out in the São Paulo Metropolitan Region and other metropolitan regions we operate or what effect this may have on our business, financial condition or results of operations.

There are some pending cases before the Brazilian Supreme Court regarding whether the right to execute concession and program agreements in metropolitan regions belongs to the State or the municipal government.  On February 28, 2013 the Brazilian Supreme Court decided a pending case on this matter related to the State of Rio de Janeiro.  A majority of the court held that the State of Rio de Janeiro and municipal governments must set up new joint entities to oversee the planning, regulation and auditing of basic sanitation services in metropolitan regions.  On March 6, 2013, the court ruled that this decision would come into effect after a 24-month period over the State of Rio de Janeiro.  Such decision may be considered a relevant precedent on this matter and therefore similar decisions may be taken on other pending cases as well as on new cases that can be initiated.  The São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis), one of which new decisions on such pending or new cases may apply, accounted for 74.1% of our gross revenue from services in 2012 (excluding revenues relating to the construction of concession infrastructure).  We cannot predict how the shared management of these operations could be carried out in the São Paulo Metropolitan Region and other municipalities we operate or what effect it may have on our business, financial condition or results of operation.

The terms of our agreement to provide water and sewage services in the City of São Paulo could have a material adverse effect on us.

The provision of water and sewage services in the City of São Paulo accounted for 54.7% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure) in the year ended December 31, 2012.

On June 23, 2010, the State and the City of São Paulo executed an agreement in the form of a convênio, to which we and ARSESP consented, under which they agreed to manage the planning and investment for the basic sanitation system of the City of São Paulo on a joint basis.  The principal terms of this convênio  were as follows:

•         The State and the City of São Paulo would execute a separate agreement with us, granting us exclusive rights to provide water and sewage services in the City of São Paulo.

•         ARSESP would regulate and oversee our activities regarding water and sewage services in the City of São Paulo, including tariffs.

•         A management committee (Comitê Gestor) would be responsible for planning water and sewage services for the City and for reviewing our investment plans.  The management committee consists of six members appointed for two-year terms.  The State and the City of São Paulo have the right to appoint three members each.  We may participate in management committee meetings but may not vote.

In application of the convênio, we executed a separate contract with the State and the City of São Paulo, also dated June 23, 2010, to regulate the provision of these services for the following 30 years.  The principal terms of this contract are as follows:

•         The total investment stated in the contract must be equal to 13% of gross revenues from the provision of services to the City of São Paulo, net of the taxes on revenues, which total approximately R$500 million per year.

•         We must transfer 7.5% of the gross revenues we derive under the convênio, and subtract (i) COFINS and PASEP taxes, and (ii) unpaid bills of publicly owned properties in the city of São Paulo, to the Municipal Fund for Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura),  established by Municipal Law No. 14,934/2009.

•         Our investment plan must be compatible with the sanitation plans of the State, the City of São Paulo and, if necessary, the Metropolitan region.

•         ARSESP will ensure that the tariffs will adequately compensate us for the services we provide and that tariffs may be adjusted in order to restore the original balance between each party’s obligations and economic gain (equilíbrio econômico‑financeiro).

We currently have an investment plan in place that reflects these obligations and addresses their compatibility with the sanitation plans for 363 in which we operate, that includes the City of São Paulo and the Metropolitan region.  The investment plan is not irrevocable and will be reviewed by our management committee every four years, particularly with respect to the investments to be executed in the subsequent period.

Because we were not previously required to invest 13% of our gross revenues or transfer 7.5% of our gross revenues to the São Paulo Municipal Sanitation and Infrastructure Fund as described above, our existing tariff and adjustment formula do not account for these requirements.  Although ARSESP is required to ensure that the tariffs will adequately compensate us for the services we provide, and ARSESP has published Resolution No. 407 authorizing us to pass on specified charges to the municipalities and include these charges in our tariff revisions, Resolution No. 407 has not yet been implemented and the final decision concerning this has been postponed until August 2013.  If we cannot pass on these charges to our customers, our financial condition and results of operations could be materially adversely affected.  For further information see “Risk Factors – Risks Relating to Our Business – The Brazilian Basic Sanitation Law is still in the process of implementation and interpretation, and doubts remain as to its full impact on the industry.  ARSESP, the regulator, has the function to implement regulations under the Basic Sanitation Law within the State of São Paulo, and is in the process of reviewing, implementing and proposing changes to São Paulo State water and sewage regulations, including potentially significant changes to the tariff methodology and structure applicable to our business.  The current regulatory uncertainty, and any of the changes that are currently proposed, may have an adverse effect on our business.”

We currently lack formal agreements or concessions with 67 of the municipalities to which we provide service, and 38 of our existing concession agreements will expire between 2013 and 2034.  We may face difficulties in continuing to provide water and sewage services in return for payment in these and other municipalities, and we cannot assure you that they will continue to purchase services from us on the same terms or at all.

As of December 31, 2012, we provided service to 363 municipalities, of which we held formal 30‑year agreements with 258 municipalities (including the City of São Paulo).  We executed 33 of these agreements during 2012.  The 258 municipalities with which we had formal agreements at year-end accounted for 69.9 % of our total revenues for the year ended December 31, 2012 and 63.5% of our intangible assets as of December 31, 2012.  Of the 67 served municipalities for which we lacked formal agreements at year-end, we were in the process of actively renegotiating with all municipalities, including the municipality of Santos.  Together, these 67 municipalities accounted for 18.6% of our total revenues for the year ended December 31, 2012 and 26.7% of our intangible assets as of that same date.  Between 2013 and 2034, 38 of our existing concession agreements will expire.  These 38 concession agreements accounted for 9.4% of our total revenues for the year ended December 31, 2012 and 8.1% of our intangible assets as of that same date.

We may not be able to continue providing service on current terms, or at all, in the municipalities for which we do not have formal agreements, including the 67 for which we are renegotiating expired agreements.  In particular, the lack of formal concessions or contractual rights in these municipalities means that we may not be able to enforce our right to continue to provide services and we may face difficulties in being paid on a timely basis, or at all, for the services that we provide.  If we are successful in renegotiating the expired agreements, or executing formal agreements with the municipalities for which we have never had agreements, those agreements may not contain terms that are as favorable as those under which we currently operate.  We cannot make any such assumption because the Basic Sanitation Law prevents us from planning, regulating and monitoring our services and it requires more stringent control by the municipalities or by ARSESP.  The municipalities for which we do not have formal agreements may choose to start providing water and sewage services directly themselves, or may run public tenders to select another provider.  They may set eligibility requirements for which we do not qualify and, if we do qualify and participate in these tenders, we may not win.  In addition, our ability to continue operating without formal agreements may be modified or cancelled by federal, state or municipal governments, court decisions or other factors.

Any of these events could have a material adverse effect on our business, results of operations and financial condition.  See “Item 4.B. Business Overview—Our Operations” and “Item 4.B. Business Overview—Government Regulation—Concessions—Public Consortia and Cooperation Agreement Law for Joint Management.”

In the municipalities with which we did not have formal agreements by December 31, 2012, we continued operating with municipal approval or with judicial support.

The municipalities may terminate our concessions before they expire in certain circumstances.  The indemnification payments we receive in such cases may be less than the value of the investments we made.

The municipalities have the right to terminate our concessions if we fail to comply with our contractual or legal obligations, or if the municipality determines in expropriation proceedings that early termination of the concession is in the public interest.  If a municipality terminates our concession, we are entitled to be indemnified for the unamortized portion of our investments.

The Basic Sanitation Law provides that on early termination of a concession, the entity that provides sanitation services should carry out a valuation of the assets that relate to the services we provide, in order to calculate the unamortized portion of our investments.  This valuation uses the criteria defined in the service contract or, in the absence of a contract, is based on customary practice with respect to the services for the preceding 20 years.  The resulting indemnification payment may be less than the remaining value of the investments we made.

In addition, the São Paulo State constitution permits the municipalities to pay us this compensation in installments over 25 years.  Receiving compensation over this extended period after termination of a significant concession would have a material adverse effect on our financial condition.  The Brazilian Supreme Court suspended this deferred payment mechanism in a 1997 decision, but we cannot assure you that the mechanism will not be reinstated.  This case is still awaiting a final decision, but on March 15, 2004 the Attorney General issued an opinion that this payment method is unconstitutional.  The Basic Sanitation Law reduced the maximum time period for payment of indemnification in such cases to four years.  This provision applies to concession agreements entered into prior to the enactment of the Basic Sanitation Law only to the extent that the concession agreement does not contain a contractual indemnification provision, or we have not otherwise entered into an agreement with the municipality with regard to such early termination.  These provisions have not yet been tested by the courts and we are therefore unable to predict the effect of the Basic Sanitation Law on our rights to indemnification for the early termination of any particular concession.

In 1997, the municipality of Santos enacted a law in order to repossess our water and sewage systems in Santos.  We have adopted the necessary judicial measures to contest this and continue to operate our services in Santos as of December 31, 2012.

In 1995, the municipality of Diadema terminated its concession agreement with us.  We commenced legal proceedings against the municipality, which were settled in 1996, but the municipality did not comply with the terms of the settlement.  In December 2008, we entered into a memorandum of understanding with the State of São Paulo, the municipality of Diadema and the State Secretariat for Sanitation and Water Resources, previously known as the State Secretariat for Sanitation and Energy (Secretaria de Saneamento e Energia do Estado de São Paulo).  Under this memorandum of understanding the parties agreed to conclude negotiations and settle all outstanding amounts, and we agreed to stay the collection proceedings we had filed against the municipality.  In 2011 we and the municipality of Diadema agreed to develop shared infrastructure for water and sewage services through a mixed capital company to be called Companhia de Agua e Esgoto de Diadema, or CAED.  According to the agreement, the amount owed to us by Diadema would be repaid through the issuance of shares in CAED.  However, CAED has not yet been established, and we cannot predict whether or when it will be created or begin operations.  Feasibility studies have been completed and indicate that CAED would have a viable business, but the Diadema municipal authorities have started new negotiations to amend the legislation that provided for the setting up of CAED.  We can give no assurance that we will recover the amount owed to us by Diadema, whether through an investment in CAED or otherwise.

For further information on these proceedings, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Other municipalities may seek to terminate their concession agreements before the contractual expiration date.  If this occurs and we do not receive adequate indemnification for our investments, or the indemnification is paid over an extended period, we may suffer material harm to our financial position.

We may face difficulties in collecting overdue amounts owed to us by municipalities to which we provide water on a wholesale basis and municipal government entities.

As of December 31, 2012, our total accounts receivable was R$4,098.0 million.  Of this amount, certain municipalities to which we provide water on a wholesale basis owed us R$1,677.7 million, and certain municipal government entities owed us R$792.1 million.  Of the total amount owed by municipalities, R$174.3 million was overdue by between 30 and 360 days and R$1,453.3 million was overdue by over 360 days.

The Brazilian courts are entitled to obligate us to continue to supply water to these municipalities, even when we have not received payments due to us.  We have no way of ensuring that negotiations with these municipalities or legal action taken against the municipalities will result in payments being made.  Some entities associated with municipal governments for which we provide services also do not make regular payments.  We cannot guarantee if or when these entities will make payments on a regular basis or pay the amounts owed to us.  If the municipalities and related entities do not pay the amounts owed to us, we may suffer material harm to our financial position.

Any failure to obtain new financing may adversely affect our ability to continue our capital expenditure program.

Our capital expenditure program will require resources of approximately R$9.9 billion in the period from 2013 through 2016.  In 2012 we recorded R$2.5 billion in capital expenditures.

We have funded these capital expenditures with cash generated by our operations as well as borrowings in Brazilian reais  and foreign currencies, and we intend to continue to fund our capital expenditures from these sources.  A significant portion of our financing needs has been provided by the Brazilian federal public government banks.  We have obtained long‑term financing at attractive interest rates from multilateral agencies and domestic and international governmental development banks.  If the Brazilian government changes its policies regarding the financing of water and sewage services, or if we fail to obtain long‑term financing at attractive interest rates from domestic and international multilateral agencies and development banks in the future, we may not be able to meet our obligations or finance our capital expenditure program, which could have a material adverse effect on our business and financial condition.

Governmental agencies, institutional lenders and multilateral agencies constitute our main sources of financing in addition to cash generated by our operations and issuances of debt securities in the domestic and international capital markets.  Brazilian financial institutions are legally limited up to a certain percentage of their shareholder’s equity to provide loans to public sector entities, such as us.  These limitations could adversely affect our ability to continue our capital expenditure program.

Our debt includes financial covenants that impose indebtedness limits on us, which could have a material adverse effect on us.  For further information on these covenants, see “Item 5.B. Liquidity and Capital Resources—Capital Sources—Indebtedness Financing—Financial Covenants.”  Our failure to comply with these covenants could seriously impair our ability to finance our capital expenditure program, which could have a material adverse effect on us.

Compliance with environmental laws and environmental liability payments could have a material adverse effect on us.

We are subject to extensive Brazilian federal, state and municipal laws and regulations relating to the protection of human health and the environment.  These laws and regulations set water potability standards and limit or prohibit the discharge or spillage of effluent produced in our operations, particularly raw sewage.  We occasionally suffer accidents such as leakages or breaks in pipes that could lead to liability for damages under environmental law.  We could be subject to various types of criminal, administrative and civil proceedings for non‑compliance with environmental laws and regulations, which could expose us to penalties and criminal sanctions, such as fines, closure orders and significant indemnification obligations.  The scope and enforcement of environmental laws in Brazil are becoming more stringent, and our capital expenditures and environmental compliance costs may increase substantially as a result.  These expenses may lead us to reduce expenditure on strategic investments, which could harm our business.  In addition, Brazilian courts are enforcing environmental laws more stringently than in the past, which may result in fines or liability for damages that are significantly higher than those we currently anticipate.  We are party to various environmental proceedings that could have a material adverse impact on us, including civil processes and investigations relating to the release of untreated sewage into waterways and the disposal of sludge generated by treatment plants.  Any unfavorable judgment in relation to these proceedings, or any material unforeseen environmental liabilities, may have a material adverse effect on us.  For further information on these proceedings, see “Item 8.A. Financial Information-Consolidated Statements and Other Financial Information-Legal Proceedings.”  For further information on investments in environmental programs, see “Item 4.A - Main Projects of our Capital Expenditure Program,” “Item 4.B – Busniess Overview – Sewage Treatment and Disposal ,” “Item 4.B – Business Overview - Environmental Matters” and “Item 4.B – Business Overview - Environmental Regulation.”

New laws and regulations relating to climate change and changes in existing regulation, as well as the physical effects of climate change, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.

Current federal, state and municipal laws and regulations on climate change establish global goals, which we intend to meet  concerning greenhouse gas emissions and this may require us to increase our investments in order to comply with these laws. Currently, however, if we increase our capital expenditures for this purpose, we may be required to reduce expenditures on other strategic investments.

In addition, climate change may lead to increases in extreme weather events such as droughts or torrential rain, which may affect our ability to deliver our services and require us to take action such as:

•         investing in seeking new water sources located further from major consumer centers;

•         investing in new technologies;

•         adopting water conservation practices and implementing alternative demand management systems such as economic mechanisms or educational programs; and

•         increasing our reserve capacity.

We have not attempted to evaluate the investments that may be necessary as a result of climate change.  It may require us to increase expenditures, whether for compliance with changes in environmental regulations or for preventing or remedying the physical effects of climate change.  We may be required to adopt new standards aimed at improving energy efficiency and minimizing emissions of greenhouse gases when we renew our operating systems licenses or seek to obtain licenses for new ventures.  See “Item 4.B. Business Overview—Environmental Matters—Climate Change Regulations:  Reduction of Greenhouse Gases (GHG).”

An increase in sea levels could cause additional intrusion of salt water in the river estuaries where we collect water for treatment, which could generate problems in our treatment, water supply and sanitation systems in coastal areas, including physical damage to facilities and networks.  Additionally, increases in air temperature could affect demand for water.  Climate change may also reduce water levels in the reservoirs that power hydroelectric plants in Brazil, which may cause energy shortages and increase electricity prices, which may adversely affect our costs and operations.

We cannot predict all of the effects of climate change.  We have not provisioned any funds for climate change events as current technology and  contrasting scientific understandings of climate change make it difficult to predict potential expenses and liabilities.  We may need to make substantial new expenditures, either to comply with new environmental regulations linked to climate change or to prevent or correct the physical effects of climate change, any of which could have a material adverse effect on our results of operations.

We are exposed to risks associated with the provision of water and sewage services.

Our industry is affected by the following additional risks relating to the provision of water and sewage services:

•         The state and federal government agencies that manage water resources impose substantial charges for the abstraction of water from bodies of water and the discharge of sewage.  We may not be able to pass these charges on to our customers.  See “Item 4.B. Business Overview—Government Regulation—Water Usage.”

•         The degradation of watershed areas may affect the quantity and quality of water available to meet demand from our customers.  See “Item 4.A. History and Development of the Company—Capital Expenditure Program” and “—Main Projects of Our Capital Expenditure Program.”

•         In addition to the risks discussed under “—The terms of our new agreement to provide water and sewage services in the City of São Paulo could have a material adverse effect on us,” we may not be able to increase our tariffs on a timely basis, or at all, in order to pass on increases in inflation or operating expenses, including taxes, to our customers.  These constraints may have an adverse effect on our ability to fund our capital expenditure program and financing activities, and to meet our debt service requirements.  See “Item 5.A.  Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects of Tariff Increases.”

•         In addition to the risks discussed under “— New laws and regulations relating to climate change and changes in existing regulation, as well as the physical effects of climate change, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us,” we are exposed to various weather-related risks, since our financial performance is closely linked to climate patterns.  The expected increase in the frequency of extreme weather conditions in the future may adversely affect both the quality and quantity of waters available for abstraction, treatment, and supply.  Droughts could adversely affect the water supply systems, resulting in a decrease in the volume of water distributed and billed as well as in the revenue derived from water supply services.  An increase in heavy rainfall could impact water quality and the regular operation of water sources, including abstraction of waters from our dams, due to increased soil erosion, silting, pollution and eutrophication of aquatic ecosystems.  See “Item 5.A. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects of Climate Change (Drought and Intense Rainfalls).”

•         We are dependent upon energy supplies to conduct our business.  Any shortages or rationing of energy may prevent us from providing water and sewage services, and may also cause material damage to our water and sewage systems when we resume operations.  Also, we may not be able to pass on any significant increases in energy tariffs to our customers.  See “Item 4.A. History and Development of the Company‑Energy Consumption.”

Any of the above may have a material adverse effect on us.

Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on us.

We are party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among others, civil, environmental, tax, labor, criminal and other proceedings.  As of December 31, 2012, the total value of all outstanding claims against us was R$36,866.9 million (net of R$330.2 million in court deposits).  A substantial monetary judgment against us in one or more of these legal proceedings may have a material adverse effect on our financial condition.  We have provisioned a total aggregate amount of R$1,189.2 million (net of court deposits) as of December 31, 2012 to cover probable losses related to legal proceedings.  This provision does not cover all legal proceedings involving monetary claims filed against us and it may be insufficient to cover our liabilities related to these claims.  Any unfavorable judgment in relation to these proceedings may have a material adverse effect on us.  For more information, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Risks Relating to Our Common Shares and ADSs

We may not always be in a position to pay dividends or interest on shareholders’ equity and ADSs.

Depending on our future results, our shareholders may not receive dividends or interest on own capital if we do not generate a profit.  Despite the requirement to distribute a minimum of 25% of our annual net income to shareholders, our future financial position may not permit us to distribute dividends or pay interest on own capital.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell our common shares underlying the ADSs at the price and time you desire.

Investing in securities from emerging markets such as Brazil involves greater risk than investing in securities of issuers in major securities markets, and these investments are often considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets.  The ten largest companies in terms of market capitalization represented approximately 51.8% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2012.  The top ten stocks in terms of trading volume accounted for approximately 43.0%, 47.2% and 48.8% of all shares traded on the BM&FBOVESPA in 2012, 2011 and 2010, respectively.

Investors who exchange ADSs for common shares may lose their ability to remit foreign currency abroad and obtain Brazilian tax advantages.

The Brazilian custodian for the common shares underlying our ADSs must obtain a certificate of registration from the Central Bank in order to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to our common shares or upon sales of our common shares.  If an ADR holder decides to exchange ADSs for the underlying common shares, the holder will be entitled to continue to rely on the custodian’s certificate of registration for five business days from the date of exchange.  After that period, the holder may not be able to obtain and remit U.S. dollars abroad upon sale of our common shares, or distributions relating to our common shares, unless he or she obtains his or her own certificate of registration or registers under Resolution No. 2,689, dated January 26, 2000, of the CMN, which entitles registered foreign investors to buy and sell on a Brazilian stock exchange.  If the holder does not obtain a certificate of registration or register under Resolution No. 2,689, the holder will generally be subject to less favorable tax treatment on gains with respect to our common shares.

If a holder attempts to obtain his or her own certificate of registration, the holder may incur expenses or suffer delays in the application process, which could delay his or her ability to receive dividends or distributions relating to our common shares or the return of his or her capital in a timely manner.  The custodian’s certificate of registration or any foreign capital registration obtained by a holder may be affected by future legislative changes, and additional restrictions applicable to the holder, the disposition of the underlying common shares or the repatriation of the proceeds of disposition may be imposed in the future.

A holder of common shares or ADSs may face difficulties in protecting his or her interests as a shareholder because we are a Brazilian mixed capital company.

We are a mixed capital company (sociedade de economia mista) organized under the laws of Brazil, and all of our directors and officers and our controlling shareholder reside in Brazil.  All of our assets and those of these other persons are located in Brazil.  As a result, it may not be possible for a holder to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil.  Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain requirements are met, a holder may face more difficulty in protecting his or her interests in the case of actions by our directors, officers or our controlling shareholder than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States.  In addition, under Brazilian law, none of our assets which are essential to our ability to render public services are subject to seizure or attachment.  Furthermore, the execution of a judgment against our controlling shareholder may be delayed, since the State may only be able to pay a judgment if it is provided for in its budget in a subsequent fiscal year.  None of the public property of our controlling shareholder is available for seizure or attachment, either prior to or after judgment.

Mandatory arbitration provisions in our bylaws may limit the ability of a holder of our ADSs to enforce liability under U.S. securities laws.

Under our bylaws, any disputes among us, our shareholders and our management with respect to the Novo Mercado rules, Brazilian Corporate Law and Brazilian capital markets regulations will be resolved by arbitration conducted pursuant to the BM&FBOVESPA Arbitration Rules in the Market Arbitration Chamber.  Any disputes among shareholders, including ADR holders, and any disputes between us and our shareholders, including ADR holders, will also be submitted to arbitration.  As a result, a court in the United States might require that a claim brought by an ADR holder predicated upon the U.S. securities laws be submitted to arbitration in accordance with our bylaws.  In that event, a purchaser of ADSs would be effectively precluded from pursuing remedies under the U.S. securities laws in the U.S. courts.

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

Holders may exercise voting rights with respect to the common shares represented by our ADRs only in accordance with the deposit agreement relating to our ADRs.  Neither Brazilian law nor our bylaws limit the ability of ADR holders to exercise their voting rights with respect to the underlying common shares through the depositary.  However, the additional procedural steps involved in communicating with ADR holders impose practical limitations on the exercise of voting rights.  For example, our common shareholders will receive notice of shareholders’ meetings through publication of a notice in an official government publication in Brazil and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.  ADR holders, by comparison, will not receive notice directly from us; instead, in accordance with the deposit agreement, we will provide the notice to the depositary, which in turn will mail the notice of the meeting to ADR holders as soon as practicable after publication, along with a statement as to the manner in which holders may give voting instructions, but only if we request the depositary to do so.  To exercise their voting rights, ADR holders must then give instructions to the depositary.  Due to these procedural steps, the process for exercising voting rights may take longer for ADR holders than for holders of common shares.  The deposit agreement provides that if the depositary does not receive any instructions from a holder of ADRs, the ADR holder may be deemed to have given a discretionary proxy to a person designated by our company and the underlying shares may be voted by such person.  However, we chose not to designate any person to exercise these deemed proxy rights with respect to the annual general meeting held to approve our financial statements for 2012, and ADSs for which no specific voting instructions were received by the Depositary were therefore not voted at that meeting.

ITEM 4.            INFORMATION ON THE COMPANY

A.      History and Development of the Company

Overview

Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a mixed capital company (sociedade de economia mista) with limited liability.  We were incorporated on September 6, 1973 under the laws of the Federative Republic of Brazil.  We are registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo) under registration number NIRE 35300016831.  Our principal executive offices are located at Rua Costa Carvalho, 300, 05429‑900 São Paulo, SP, Brazil.  Our telephone number is +55 11 3388‑8000.  Our agent for service of process in the United States is CT Corporation System, with offices at 818 West Seventh Street – Team 1, Los Angeles, CA 90017.  We are allowed to operate, in a subsidiary form, in other Brazilian locations and abroad.  See “Item 4.B. Business Overview—Government Regulation—Concessions—Public Consortia and Cooperation Agreement Law for Joint Management.”

We believe we are one of the largest water and sewage service providers in the world (based on the number of customers in 2012, according to the 14th edition of the Pinsent Masons Water Yearbook 2012-2013).  We operate water and sewage systems in the State of São Paulo, which includes the city of São Paulo, Brazil’s largest city.  According to the IBGE, the State of São Paulo is Brazil’s most populous state and the state with the highest gross domestic product, or GDP, in Brazil.  For the year ended December 31, 2012, we generated consolidated net revenue of R$10,754.4 and consolidated net income of R$1,911.9.  Our total consolidated assets amounted to R$26,675.8 and our total shareholders’ equity amounted to R$11,715.6 as of December 31, 2012.

As of December 31, 2012, we provided water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 363 of the 645 municipalities in the State of São Paulo, including the city of São Paulo.  Substantially all of our concessions or program agreements have 30‑year terms.  At year-end 2012 we lacked formal agreements for 67 of the municipalities we serve, each of which we are in the process of actively renegotiating, including in the municipality of Santos.  From January 1, 2013 through 2034, 38 further concessions will expire, and we will seek to replace them with program agreements.

We also supply water on a wholesale basis to six municipalities in the São Paulo metropolitan region in which we do not operate water distribution systems (together covering a total estimated urban population of approximately 3.5 million).  Five of these municipalities also utilize our sewage treatment services.  For the year ended December 31, 2012, the São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis) accounted for 74.1% of our gross operating revenue (excluding revenues relating to the construction of concession infrastructure), while the Regional Systems accounted for 25.9%.

As of December 31, 2012, we provided water services through 7.7 million water connections to approximately 24.2 million people, representing approximately 59% of the urban population of the State of São Paulo, and had a water coverage ratio of approximately 99% in respect of all regions.  As of that date, we provided sewage services through 6.1 million sewage connections to approximately 21.0 million people and had an effective sewage coverage ratio of 83%.  As of December 31, 2012, we operated using 67,647 kilometers of water pipes and mains and 45,778 kilometers of sewer lines.

We also provide water and/or sewage services to four other municipalities through special purpose companies.  In addition, we provide consulting services regarding the rational use of water and commercial and operational management in Panama and Honduras through a partnership with Latin Consult.  In addition we recently set up two new activities in partnership with other companies:  Aquapolo Ambiental S.A., a joint venture with a private sanitation services operator, which commenced operations in the second half of 2012 and operates the largest water recycling facility in the southern hemisphere, supplying up to 1,000 liters per second to industries in the Capuava petrochemical cluster in the São Paulo metropolitan region; and Attend Ambiental, a joint venture with Estre Ambiental S.A., which is constructing a pre-treatment and processing plant for non-domestic effluent in the São Paulo metropolitan region that is expected to commence operations in the second half of 2013.

The State of São Paulo, our controlling shareholder, is required by law to own at least 50% plus one of our common shares.  As of May 8, 2013, the State owned 50.3% of our outstanding common shares.  As a mixed capital company, we are an integral part of the State governmental structure.  Our strategy and major policy decisions are formulated in conjunction with the State Secretariat for Sanitation and Water Resources as part of the State’s overall strategic planning.  The majority of the members of our board of directors and our board of executive officers are nominated by the State government.

In addition, our capital expenditure budget is subject to approval by the State legislature and is approved in conjunction with the budget of the State Secretariat for Sanitation and Water Resources as a whole.  Our consolidated financial statements and accounting records are subject to review by the State Accounts Tribunal (Tribunal de Contas), as are all accounts of the State.

Our Strengths

We believe that our strong business position and future prospects derive from the following strengths:

Well‑established business with significant size, scale and know‑how to operate in complex urban settings.  We believe we are one of the largest water and sewage service providers in the world.  We provide water services directly to approximately 24.2 million people and supply water on a wholesale basis to an additional urban population of approximately 3.5 million people.  As of December 31, 2012, we had an effective water coverage ratio of approximately 99% in respect of all regions in which we operate.  We also provide sewage services directly to approximately 21.0 million people, achieving an effective sewage coverage ratio of 83% in respect of all regions in which we operate as of December 31, 2012.  During the year ended December 31, 2012, our net operating revenues (including revenues relating to the construction of concession infrastructure) increased by 8.2% as compared to 2011.  Our significant size and scale have required us to operate in complex urban settings such as favelas (shantytowns) and environments without urban planning, which has enabled us to develop skill in operating in adverse conditions, well‑trained personnel and a specialized structure that we believe our competitors lack.

Operations in Brazil’s most populous and wealthy state.  The State of São Paulo, which is located in the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated total population of 43.9 million as of December 31, 2012.  The city of São Paulo had an estimated total population of 11.0 million as of the same date, while the São Paulo metropolitan region had a total population of 20.8 million.  Based on its GDP, the State of São Paulo is the wealthiest state and largest economy in Brazil.  The GDP of the State of São Paulo was approximately R$1.2 trillion in 2010, representing approximately 33% of Brazil’s total GDP.  The State of São Paulo generates more revenue from water and sewage services than any other Brazilian state.

Strong Base of Contracted Business.  Of the 363 municipalities we serve, we have executed 30‑year agreements with 258 of the municipalities in the last six years, including the agreement with the City of São Paulo, which we executed in June 2010.  For the year ended December 31, 2012, the income from the 258 municipalities with which we have formal long‑term contracts accounted for 69.9% of our gross operating revenues (including revenues relating to the construction of concession infrastructure).

Access to low‑cost and diverse sources of financing.  Our strong cash flow generation from operations and our role as an essential public service provider places us in a privileged position in our industry to obtain low cost, long‑term financing from Brazilian public banks, and domestic and international multilateral agencies and development banks.  We do not depend on a limited number of sources of financing, but instead have access to various funding alternatives in the Brazilian and international markets to fund our working capital needs and our capital expenditure programs.

Strong corporate governance practices.  In 2002, we joined the Novo Mercado segment of the BM&FBOVESPA, which is the listing segment in Brazil with the highest corporate governance requirements.  As a result, we are committed to certain corporate governance standards that are not otherwise required by Brazilian law, which provides heightened protection to our shareholders and enhances the quality of information we disclose to the market.  On December 1, 2007, we became part of the BM&FBOVESPA Corporate Sustainability Index, or ISE, which reflects our high degree of commitment to sustainable environmental and social practices.  Commencing February 2013, our shares have also been included in the Dow Jones Sustainability™ Emerging Markets Index.

High quality operations.  We believe that we adhere to high standards of service and employ the best available technology in the sanitation business to control the quality of the water we abstract, process and distribute.  All of our water quality control laboratories operate in accordance with the ABNT NBR ISO 9001 standard, the highest international water quality standard.  In addition to our central laboratory, 12 of our regional laboratories are accredited by the National Institute of Metrology, Standardization and Industrial Quality, or INMETRO, and comply with the ABNT NBR ISO IEC 17025 standard, thereby assuring the quality and accuracy of our test results.  Moreover, our laboratories and field teams use the latest equipment to detect substances controlled by regulations and have highly trained teams to handle contingencies and customer complaints.  We believe our technology enhances the efficiency and quality of our operations.

Our Strategy

Our mission is to provide water and sewage services, contributing to improvements in quality of life and the environment.  To this end, our strategic objectives are based upon the guiding principles of growth, quality, universalization of sanitation services and social, economic and environmental sustainability, while focusing on reaching excellence in customer service.  Our strategic objectives also focus on our political and institutional relationships as well as on our commitment to the market to increase shareholder value.  We seek to implement these guiding principles through the following strategies:

Continue to seek growth while improving our financial results by reducing operating costs, increasing productivity and profitability and prudently managing our levels of indebtedness.  We aim to apply our principles of financial growth and sustainability to each business unit, assigning goals and setting clear responsibilities to each unit so as to strengthen our financial results.  To achieve this goal, we intend to use our best efforts to reduce operating costs and increase productivity and profitability.  We plan to improve the management of our assets, as well as to continue to reduce our total operating expenses by automating some of our facilities, streamlining operational processes, implementing integrated planning and further investing in internal technological research and development.  We also plan to continue our efforts to improve our collection of overdue accounts receivable from municipalities to which we provide services, from the State and from other governmental entities, including by exploring opportunities to offset these outstanding debts against certain possessory or property rights over utilities relating to water and sewage systems.  We intend to continue to fund our working capital needs and estimated capital expenditure programs with diversified sources of financing, such as domestic and international development banks and multilateral agencies.  We will continue to seek market opportunities for low‑cost financing and restructuring of our indebtedness if and when advantageous and appropriate.

Improve operating efficiency and reduce water loss.  We seek to reduce both physical water loss, which results mainly from leakage; non‑physical water loss, which results primarily from inaccurate water meters installed at customers’ premises and at our water treatment facilities; and clandestine and illegal water use.  In order to achieve more consistent long‑term results, we have developed a comprehensive 12 year program to reduce our water loss rate.  The first four years of the program from 2009 to 2012 were funded by BNDES.  From 2013 to 2016 the program will be funded by a loan granted by the government of Japan through the Japan International Cooperation Agency, or JICA.  The program focuses on renewing our water distribution infrastructure and improving maintenance and control services as a means of reducing physical water loss.  We are also seeking to reduce physical water loss by creating smaller water supply districts through the construction of district metering areas, which reduce system pressure and pipe bursts, and allow leaks to be detected and repaired more efficiently.  The program also seeks to reduce non‑physical water loss by upgrading and replacing inaccurate water meters and through inspections of non‑authorized water consumption in water service connections.

Ensure the quality and availability of our services in our existing service area.  Our goal is to maintain an effective water coverage ratio of around 100%, coupled with a high standard of quality and availability, and meet the expected population growth by adding 1.3 million water connections between 2013 and 2020.  We also intend to increase our sewage coverage ratio to 95% by 2020 by adding 1.9 million sewage connections.  In addition, we are also developing short, medium and long‑term marketing strategies, such as client segmentation and tailor‑made solutions for different types of clients, which we believe will help us increase our customer base.  We also seek to improve our customer support strategies by modernizing our telephone and internet‑based customer support and to continuously measure the level of satisfaction of our clients.

Maintain and continue to expand our existing service areas.  We intend to maintain and expand our operating base by executing new agreements.  To this end, we are actively seeking to develop closer relationships with the municipal governments that we currently serve in order to increase customer loyalty and thereby renew all or substantially all our concession agreements as they expire.  In June 2010, we entered into a 30‑year agreement with the State and city of São Paulo for the provision of water and sewage services in the city of São Paulo, which in the year ended December 31, 2012 accounted for 54.7% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure).  Between January 1, 2007 and December 31, 2012, we entered into 258 30‑year agreements with municipalities (including our services agreement with the city of São Paulo), of which 33 were entered into in 2012.  These 33 municipalities accounted for 4.3% of our total revenues for the year ended December 31, 2012 and 4.2% of our intangible assets as of the same date.  As of December 31, 2012, 67 of our concessions had expired and are currently being renegotiated.  These 67 municipalities accounted for 18.6% of our total revenues for the year ended December 31, 2012 and 26.7% of our intangible assets as of the same date.  From January 1, 2013 through 2034, 38 concession agreements, accounting for 9.4% of our revenues for the year ended December 31, 2012 and 8.1% of our intangible assets as of the same date, will expire.

We have also developed a platform to offer specialized services in the field of sustainability, environmental preservation and water resource management to our large industrial, commercial and residential customers in order to encourage these customers to continue to use our water services.  We also intend to continue to expand our sewage services.  A significant portion of our capital expenditure program, representing approximately R$9.9 billion between 2013 and 2016, is designed to achieve this goal.  We also regularly explore the possibility of executing agreements for the provision of water and sewage services in municipalities in the State of São Paulo in which we currently have no operations or to which we currently supply water and provide sewage treatment solely on a wholesale basis, which together represent a total population of approximately 17 million.  We evaluate possible expansion opportunities in terms of proximity to our existing service areas to maximize return on investment and improve our financial performance.  We also intend to study and take advantage of opportunities in other Brazilian states and in other countries to expand our services and increase our market share.

Expand our water and sewage services.  We had an effective sewage coverage ratio of 83% as of December 31, 2012 and plan to increase this ratio to 95% by 2020 by adding over 1.9 million sewage connections.  In addition, there are municipalities in the State of São Paulo representing a total population of approximately 17 million to which we currently do not provide water or sewage services, or to which we currently supply water solely on a wholesale basis.  Our strong presence in the State and experience in providing water and sewage services places us in a privileged position to expand our sewage services to these additional municipalities in the State of São Paulo, as well as to other Brazilian states and abroad.  Further, we seek to deepen our relationships with strategic clients that consume high volumes of water (more than 500 cubic meters per month) by applying special tariffs to these clients.

Seek selective opportunities to expand our business.  Since 2008 we have expanded into various activities that complement our water and sewage services, such as urban rainwater management and drainage services, urban cleaning services and solid waste management services.  For example:

•         We have cooperation agreements to exchange technology with six regional basic sanitation companies in Brazil, as well as with international providers such as Mekorot National Water Company of Israel, Sociedade General Aguas de Barcelona S/A – Agbar of Spain, Instituto Costarricence de Acueductos y Alcantarillados of Costa Rica,  Empresa Pública de Medellin of Colombian and Agua y Saneamientos Argentinos – AYSA of Argentina, which will allow us to exchange know‑how and identify future opportunities.

•         We have executed memoranda of understanding with three municipalities to study the possibility of operating landfills, for which we are currently carrying out feasibility studies.

•         We are planning to install small hydroelectric power plants in our water treatment plants in Guaraú and Cascata in conjunction with the Servitec/Tecniplan consortium.  We expect to start construction of the first two plants, with capacities of 4 and 2 MW, in the first half of 2013.

•         We are working with the basic sanitation company of the state of Alagoas to transfer technology for the reduction of water loss in the city of Maceió.

•         We have licensed our proprietary “Aqualog” software, which monitors water treatment remotely, to the basic sanitation company of the state of Espírito Santo.

•         In partnership with the consultancy firm Latin Consult, we are providing consulting services to the Instituto de Acueductos y Alcantarillados Nacionales, the company responsible for water and sewage services in the central provinces of Panama, in the field of sustainable water use and to implement a new model for commercial and operational management.

•         Also in partnership with Latin Consult, we are providing consulting services to nine municipalities in Honduras to implement a new commercial and operational management model.

•         We have set up Aquapolo Ambiental S.A., a joint venture with a private sanitation services operator, which commenced operations in the second half of 2012 and operates the largest water recycling facility in the southern hemisphere, supplying up to 1,000 liters per second to industries in the Capuava petrochemical cluster in the São Paulo metropolitan region.

•         We have set up Attend Ambiental, a joint venture with Estre Ambiental S.A., which is constructing a pre‑treatment and processing plant for non-domestic effluent in the São Paulo metropolitan region that is expected to commence operations in September 2013.

We are looking into (i) construction of a plant to produce energy from solid residue as well as (ii) the production and distribution of bio methane from gas generated in our sewage treatment processes.

We are also evaluating the formation of an investment vehicle expected to be known as Sabesp Participações through which we intend to expand our business through equity investments.

We intend to continue to selectively seek new business opportunities in which we may leverage our know‑how, size and scale.

Establish efficient and competitive ways of attracting, retaining and motivating our personnel.  We intend to become a reference in human resource management, providing our personnel with growth opportunities and recognition.  We seek to raise workplace satisfaction levels by establishing programs for the professional and personal development of our employees, setting competitive benefit packages and creating a healthy and collaborative work environment.

Streamline internal processes.  We are implementing plans to increase our speed and productivity in responding to regulatory changes; strengthen and streamline our financial, commercial and administrative structure; and increase the efficiency of our operations; while also reducing costs.  To this end, in 2012 we began implementing an enterprise resourcing planning system to integrate all of our operational systems (financial, accounting, human resources, legal, purchasing and bid preparation) into a single platform alongside our management information system.

We believe that our overall strategy will enable us to meet the demand for high quality water and sewage services in the State of São Paulo, in other Brazilian states and abroad, while strengthening our results of operations and our financial condition and creating shareholder value.

State of São Paulo

The State of São Paulo is one of 26 states that, together with the Federal District of Brasília, constitute the Federative Republic of Brazil.  The State of São Paulo is located in the southeastern region of the country, which also includes the States of Minas Gerais, Espírito Santo and Rio de Janeiro, and which is, according to IBGE, the most developed and economically active region of Brazil.  The State of São Paulo is located on the Atlantic coast of Brazil and is bordered by the States of Rio de Janeiro and Minas Gerais to the north, the State of Paraná to the south and the State of Mato Grosso do Sul to the west.

The State of São Paulo occupies 3.0% of Brazil’s land mass and encompasses an area amounting to approximately 96,000 square miles.  According to the SEADE, the State of São Paulo had an estimated total population of 43.9 million as of December 31, 2012.  The city of São Paulo, capital of the State of São Paulo, had an estimated total population of 11.0 million, with a total population of 20.8 million inhabitants in the São Paulo metropolitan region, as of December 31, 2012.  The São Paulo metropolitan region encompasses 39 municipalities and is the largest metropolitan region in the Americas and the sixth largest metropolitan region in the world, according to the United Nations’ World Urbanization Prospects, 2011 Revision, with approximately 47% of the total population of the State of São Paulo as of December 31, 2012.

According to the IBGE, the GDP of the State of São Paulo was approximately R$1.2 trillion in 2010, representing approximately 33% of Brazil’s total GDP, and making it the largest economy of any state in Brazil based on GDP.  According to the IBGE, the State of São Paulo is also the leading Brazilian state in terms of manufacturing and industrial activity, with a strong position in car manufacturing, pharmaceuticals, computer manufacturing, steel making and plastics, among other activities, as well as a leading position in the banking and financial services industries.  The State of São Paulo is the leading export state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

History

Until the end of the nineteenth century, water and sewage services in the State of São Paulo were generally provided by private companies.  In 1875, the Province of São Paulo granted a concession for the provision of water and sewage services to Companhia Cantareira de Água e Esgotos.  In 1893, the government of the Province of São Paulo assumed responsibility for the provision of water and sewage services from Companhia Cantareira de Água e Esgotos and formed the Office of Water and Sewers (Repartição de Água e Esgotos), a government agency.  Since that time, water and sewage services in the São Paulo metropolitan region have been administered by the State government.  Historically, water and sewage services in substantially all other municipalities of the State were administered directly by the municipalities, either by municipal water and sewage departments or through autarquias of the municipal government.  Autarquias are relatively autonomous public bodies with separate legal standing, assets and revenues, created by law to carry out the administration of public services where the government deems that a decentralized administrative and financial structure would be advantageous.

In 1954, in response to dramatic population growth in the São Paulo metropolitan region, the State government created the Department of Water and Sewers (Departamento de Águas e Esgotos) as an autarquia of the State.  The Department of Water and Sewers provided water and sewage services to various municipalities in the São Paulo metropolitan region.

A major restructuring of the entities providing water and sewage services in the State of São Paulo occurred in 1968, with the creation of the Water Company of the São Paulo metropolitan Region (Companhia Metropolitana de Água de São Paulo), or the COMASP, the purpose of which was to provide potable water on a wholesale basis for public consumption in the various municipalities of the São Paulo metropolitan region.  All assets relating to the production of potable water for the São Paulo metropolitan region previously owned by the Department of Water and Sewers were transferred to COMASP.  In 1970, the State government created the Superintendence of Water and Sewers of the city of São Paulo (Superintendência de Água e Esgoto da Capital), or the SAEC, to distribute water and collect sewage in the city of São Paulo.  All assets relating to water services previously owned by the Department of Water and Sewers were transferred to the SAEC.  Also in 1970, the State created the Basic Sanitation Company of the São Paulo metropolitan Region (Companhia Metropolitana de Saneamento de São Paulo), or the SANESP, to provide sewage treatment services for the São Paulo metropolitan region.  All assets relating to sewage services previously owned by the Department of Water and Sewers were transferred to the SANESP.  The Department of Water and Sewers was subsequently closed.

On June 29, 1973, pursuant to State Law n. 119, COMASP, the SAEC and the SANESP merged to form our Company with the purpose of implementing the directives of the Brazilian government set forth in the National Water Supply and Sanitation Plan (Plano Nacional de Saneamento).  We were incorporated under the laws of Brazil as a limited company (sociedade anônima), for indefinite duration.  The National Water Supply and Sanitation Plan was a program sponsored by the Brazilian government, which financed capital investments in, and assisted in the development of, state‑controlled water and sewage companies.  Since our formation, other State governmental and State‑controlled companies involved in water supply and sewage collection and treatment in the State of São Paulo have been merged into our company.  The State has always been our controlling shareholder, as required by State Law No. 119.  We have therefore been integrated into the State governmental structure and our strategies have been formulated in conjunction with the strategies of the State Department of Water Resources and Sanitation.  Additionally, a majority of the members of our board of directors and our management are appointed by the State Government.

Our capital expenditure budget is subject to approval by the State legislative chamber.  This approval is obtained simultaneously with the approval of the budgets of the Department of Sanitation, of the Department of Energy and of the State of São Paulo.  We are also subject to supervision from the Court of Audit of the State of São Paulo (“Tribunal de Contas do Estado de São Paulo”), with regard to our accounting, financial and budgetary activities and our operating assets.

We provide water and sewage services directly to a large number of residential, commercial and industrial private consumers, as well as to a variety of public entities, in 363 of the 645 municipalities in the State, including in the city of São Paulo.  We also supply water on a wholesale basis to six municipalities in the São Paulo metropolitan region in which we do not operate water distribution systems, and five of these municipalities also utilize our sewage treatment services.  Currently, we are the fifth largest water and sewage service company in the world in terms of number of clients, according to the 14th edition of the Pinsent Masons Water Yearbook (2012‑2013).

In 1994, we were registered with the CVM as a publicly-held company and are therefore subject to the CVM’s rules, including those relating to the periodic disclosure of extraordinary facts or relevant events.  Our common shares have been listed on the BM&FBOVESPA under the ticker “SBSP3” since June 4, 1997.

In 2002, we joined the Novo Mercado segment of the BM&FBOVESPA, which is the listing segment in Brazil with the highest corporate governance requirements.  In the same year, we registered our common shares with the Securities and Exchange Commission, or SEC, and started trading our shares in the form of American Depositary Receipts – level III (“ADRs”) on the New York Stock Exchange, or NYSE.

In 2004, the State of São Paulo carried out a secondary offer of common shares of our company in the Brazilian and international markets.  On December 1, 2007, we became part of the BM&FBOVESPA ISE, which reflects our high degree of commitment to sustainable environmental and social practices.

In December 2007, Law No. 1,025, which provided for the creation of regulatory agencies for the supervision of water and sewage services, created ARSESP, the regulatory agency that regulates and supervises the services we provide.

Since 2008, we have expanded into various activities that complement our water and sewage services, often through partnerships with private companies such as the following:

•         We have created four special purpose companies (SESAMM – Serviços de Saneamento de Mogi Mirim S/A; Águas de Castilho S.A.; Águas de Andradina S.A.; and Saneaqua Mairinque S.A.) to operate water and/or sewage concessions granted by four municipalities in the State of São Paulo, all of which are already operating.

•         We are planning to install small hydroelectric power plants in our water treatment plants in Guaraú and Cascata in conjunction with the Servitec/Tecniplan consortium.  We expect to start construction of the first two plants, with capacities of 4 and 2 MW, in the first half of 2013.

•         In partnership with the consultancy firm Latin Consult, we are providing consulting services to the Instituto de Acueductos y Alcantarillados Nacionales, the company responsible for water and sewage services in the central provinces of Panama, in the field of sustainable water use and to implement a new model for commercial and operational management.

•         Also in partnership with Latin Consult, we are providing consulting services to nine municipalities in Honduras to implement a new commercial and operational management model.

•         We have set up Aquapolo Ambiental S.A., a joint venture with a private sanitation services operator, which commenced operations in the second half of 2012 and operates the largest water recycling facility in the southern hemisphere, supplying up to 1,000 liters per second to industries in the Capuava petrochemical cluster in the São Paulo metropolitan region.

•         We have set up Attend Ambiental, a joint venture with Estre Ambiental S.A., which is constructing a pre‑treatment and processing plant for non-domestic effluent in the São Paulo metropolitan region that is expected to commence operations in September 2013.

Although we do not necessarily hold a majority stake in these companies, the shareholders’ agreements provide us with veto powers or qualified votes on certain business matters.

Corporate Organization

We currently have six management divisions, each of which is supervised by one of our executive officers.

Our board of directors allocates responsibilities to our executive officers following an initial proposal made by our Chief Executive Officer, in accordance with our bylaws.  The Chief Executive Officer is responsible for coordinating all management divisions in accordance with the policies and directives established by our board of directors and board of executive officers, including the coordination, evaluation and control of all functions related to the Chief Executive Officer’s office and staff, integrated planning, business management and organization, corporate communication, audit, ombudsman, and regulatory matters.  The Chief Executive Officer represents our company before third parties and certain powers can be granted to attorneys‑in‑fact.  The executive officers described below report to the Chief Executive Officer:

•         the Corporate Management Officer, who is responsible for marketing, human resources and quality control programs, legal affairs, information technology, asset management, legal and procurement, and contracts;

•         the Chief Financial Officer and Investor Relations Officer, who is responsible for financial planning, costs and tariffs, raising capital and allocating financial resources to divisions of our company, conducting capital markets and other debt incurrence transactions and managing debt levels, financial controls, accounting, corporate governance and investor relations;

•         the Technology, Enterprises and Environment Officer, who is responsible for environmental planning and management, technology and operation engineering, quality control, the development, coordination and execution of special investment programs, projects, and new businesses, and

•         the Chief Operating Officer for the São Paulo Metropolitan Region Division and the Chief Operating Officer for the Regional Systems Division, who are responsible for managing the operation, maintenance, execution of planning and works for water and sewage supply systems (including for the services that we provide on a wholesale basis), sales and call center services, and have overall responsibility for the financial and operational performance of their divisions.  The Chief Operating Officers are also responsible for sanitation advisory services to autonomous municipalities and for mediation and negotiation with communities and local governments, aimed at aligning our interests with the interests of our clients.

Capital Expenditure Program

Our capital expenditure program is designed to improve and expand our water and sewage system and to increase and protect our water sources in order to meet the growing demand for water and sewage services in the State of São Paulo.  Our capital expenditure program has four specific goals with respect to the municipalities we serve:

(i)    to continue to meet the maximum demand for treated water;

(ii)   to expand the percentage of households connected to our sewage system;

(iii)  to increase the treatment of sewage collected; and

(iv)  to increase operating efficiency and reduce water loss.

Our capital expenditures from 2010 through 2012 totaled R$7.1 billion.  These investments focused primarily on building up our infrastructure and reducing water loss.  We have budgeted investments in the total amount of R$9.9 billion from 2013 through 2016.  We invested R$2.5 billion, R$2.4 billion and R$2.2 billion in 2012, 2011 and 2010, respectively.

The following table sets forth our planned capital expenditures for water and sewage infrastructure for the years indicated.

	Planned Capital Expenditures
	2013	2014	2015	2016	Total

Water	1,014.9	981.1	923.9	784.4	3,704.2
Sewage Collection	1,130.1	1,153.1	1,018.2	948.0	4,249.4
Sewage Treatment	444.5	488.4	469.8	542.2	1,945.0
Total	2,589.5	2,622.7	2,411.9	2,274.6	9,898.6

Our capital expenditure program from 2013 through 2016 will continue to focus on achieving our targets by making regular investments to maintain and expand our infrastructure and to reduce water loss in the 363 municipalities we served as of December 31, 2012.

Main Projects of Our Capital Expenditure Program

The following is a description of the main projects in our capital expenditure program.

Metropolitan System Investment Program

Metropolitan Water Program

Demand for our water services has grown steadily over the years in the São Paulo metropolitan region and has at times exceeded the capacity of our water systems.  As a result, prior to September 1998, a portion of our customers in this region received water only on alternate days of the week.  We refer to this as “rotation.”  In order to remedy this situation, we implemented the Metropolitan Water Program (Programa Metropolitano de Água) to improve regular water supply to the entire São Paulo metropolitan region.  This program terminated in 2000 and the rotation was eliminated, but we have maintained our investment plans for the region.  In the second phase of the Metropolitan Water Program, which started in 2006 and is expected to run through 2018, we are expanding the capacity of our water storage tanks by 210,000 cubic meters and constructing 44 water pumping stations and 240 kilometers of mains pipelines.  The investment in this phase is expected to reach R$2.7 billion and the construction is expected to expand our water production capacity by 13.2 cubic meters.  At the moment, the program is being updated to meet future demands through 2020.  In 2012, we invested approximately R$95.2 million in this project.

Total investments made from 2006 to December 31, 2012 amounted to R$1.3 billion, including our own funds and financing from Caixa Econômica Federal and by Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”).

São Lourenço Project

The metropolitan region suffers from a water shortage, which requires us to obtain water from increasingly distant sources.  In order to remedy this situation, we are currently developing a new supply system called São Lourenço, which will expand our production capacity by 4.7 m3/s and should be able to benefit a population of almost 1.5 million people.  We have already concluded the project’s conceptual studies and are currently developing its infrastructural projects.  In November 2012, a public notice concerning the completion of construction projects through Public-Private Partnerships (Parceria Público‑Privada) (“PPP”) was published.

Alto Tietê Public Private Partnership

In June 2008 we formed the Alto Tietê Public Private Partnership with a special purpose company known as Cab Spat, whose main shareholders are Cab Ambiental and Galvão Engenharia S.A.  The Alto Tietê PPP is part of the Metropolitan Water Program and aims to improve the reliability, flexibility and availability of the integrated water system that serves the São Paulo metropolitan region.  Through this PPP, Cab Spat carried out certain infrastructure works, which was completed in December 2011, and expanded the Alto Tietê System nominal capacity from 10 cubic meters per second to 15 cubic meters per second.  We intend to complete payment for these investments by 2024.

Cab Spat has also undertaken to perform maintenance on the Alto Tietê System’s dams on an ongoing basis.  This maintenance work consists of civil engineering, electromechanical and operational services, as well as sludge treatment, water adduction and water supply.

The total estimated cost for this project is R$1.0 billion.  As of December 31, 2012 we had invested approximately R$350 million.

Tietê Project

The Tietê river crosses the São Paulo metropolitan region and receives most of the region’s run‑off and wastewater.  The environmental status of the river reached a critical level in 1992.  In an effort to reverse the situation, the State of São Paulo created a recovery program designed to reduce pollution of the Tietê river by installing sewage collection lines along the banks of the Tietê river and its tributaries.  These lines collect raw sewage and deliver it to our sewage treatment facilities.  We carried out the first phase of the program between 1992 and 1998.

In the first phase of the Tietê Project, we completed the construction of three additional sewage treatment facilities in June 1998.  This involved total investment of US$1.1 billion, of which US$450 million was financed by the Inter‑American Development Bank, or IADB, approximately US$100 million by Caixa Econômica Federal, and approximately US$550 million by us.

The second phase of the project, which was carried out from 2000 through 2008, involved installing 290,000 sewage connections and more than 1,500 kilometers of sewage collection networks, branch collectors and interceptors.  Total investments in this phase amounted to approximately US$500 million, of which US$200 million was financed by the IADB, R$60 million by BNDES directly, and R$180 million by BNDES through another financial institution.

The main objective of the second phase was to continue expanding and optimizing the sewage system in the São Paulo metropolitan region, focusing primarily on improvements to expand the delivery of raw sewage to the sewage treatment facilities that were built in the first phase.  Upon the conclusion of the second phase of the project in 2008, we were able to collect approximately 5,000 liters of raw sewage per second and send it to the five sewage treatment plants in our integrated system for treatment.  As part of the second phase of the Tietê Project, we implemented a geographic information system named SIGNOS.  SIGNOS is a management information system which automates and integrates various business processes, including project management, maintenance, operations and customer service and maps out our entire municipal infrastructure in the São Paulo metropolitan region.

The first and second phases of the Tietê Project contributed to an increase from 70.0% to 84.0% in the sewage collection rate and an increase from 24.0% to 70.0% in the treatment of sewage collected in the São Paulo metropolitan region.  As a result, the sewage collection system covered a total of 15.8 million people (5.1 million more than the number of people served when the Tietê Project was initiated), and the sewage treatment system covered 11.1 million people (8.5 million more than the number of people served when the Tietê Project was initiated).  The five principal sewage treatment facilities in the São Paulo metropolitan region have an aggregate installed capacity of 18 cubic meters of sewage per second and currently treat an aggregate of 15.7 cubic meters of sewage per second.  We plan to build additional collection lines to direct more raw sewage to our treatment facilities.

The third phase of the Tietê Project aims to remediate the water quality in the Tietê river basin by expanding collection levels to 87.0% and sewage treatment levels to 84.0% in the São Paulo metropolitan region.  The total estimated cost of the third phase is approximately US$2 billion, of which US$600 million will be financed by a loan from the IADB entered into on September 3, 2010.  The third phase consists principally of the following items:

•         improvements to the effluent collection system through collection networks and home connections;

•         removal and transport of effluent for treatment through branch collectors and interceptors; and

•         the construction between 2009 and 2016 of new sewage treatment plants in the São Paulo metropolitan region.

Approximately 45% of the work for the third phase is under construction, and a further 26% is in the process of public tender.  Following completion of the third phase of the Tietê Project, the sewage collection system will serve an additional 1.5 million people and the sewage treatment system will serve an additional 3.0 million people.  We have invested R$698 million in the third phase, R$328 million of which during 2012.

We are currently planning the fourth and final phase of the Tietê Project, which is expected to be constructed between 2014 and 2020.  The main objective of the fourth phase is to put an end to all discharge of untreated sewage into the Tietê river in the area for which we are the water services provider.

Corporate Program for Reduction of Water Loss

The objective of the Corporate Program for Reduction of Water Loss (Programa Corporativo de Redução de Perdas de Água) is to reduce water loss efficiently by integrating and expanding existing initiatives in our business units.  This program has a 12‑year term that began in 2009.  We have invested R$1.0 billion in this project so far, including R$328.0 million invested in 2012, and anticipate total investments of approximately R$5.5 billion throughout the term of the program.  Funding for the program will come from our own resources as well as from credit facilities provided by JICA, Caixa Econômica Federal and BNDES.  The program aims to reduce the incidence of water loss from 436 liters per connection per day in December 2008 to 280 liters per connection per day in 2020, which is equivalent to reducing water loss from 27.8% in December 2009 to 19% in 2020.  As of December 31, 2012, the water loss index remained relatively stable at 25.7%.  Our aim was to keep the water loss index at 25.2% but this was not possible due to (i) contractual difficulties in our efforts to reduce losses in the Baixada Santista area, we have since become party to new contracts, (ii) difficulty in replacing service connections, specifically in urban areas, and (iii) more accuracy in water volumes in the Guaraú Water Treatment Station which is located within our main water producing system.

New Life Program

The New Life Program (Programa Vida Nova) consists of various projects that focus on the preservation and improvement of water reserves in the São Paulo metropolitan region, especially in the Guarapiranga and Billings reservoirs.  The resources will be mostly invested in the creation of infrastructure to collect sewage and transport it to treatment plants in order to reduce the discharge of effluent into water sources.  The program also includes the protection of green spaces and the urbanization of favelas (shantytowns) and is expected to directly benefit 58,000 families by 2015.

The State government, local authorities and the federal government are expected to invest approximately R$1.3 billion in this program.  Our total investments in the program are expected to amount to R$355 million, of which we invested R$37.3 million during 2012 for a total of R$81.7 million as of December 31, 2012.  The State Secretariat for Sanitation and Water Resources coordinates the program with the involvement of our company and the Urban Development Company of São Paulo (Companhia de Desenvolvimento Habitacional e Urbano), or the CDHU, and local governments in the region.

Clean Stream Program

The Clean Stream Program (Programa Córrego Limpo), a partnership between the State, acting through our company, and the municipality of São Paulo, aims to decontaminate urban streams in the city of São Paulo by eliminating the discharge of sewage into streams and rainwater runoff routes, cleaning streams and banks, and removing and relocating of properties located on the banks of streams.  Total investments made in this program amounted to R$710.3 million as of December 31, 2012, of which we had invested R$110 million.  116 urban streams have been decontaminated since 2007, benefiting approximately 1.7 million people, and we expect to decontaminate a further 33 streams in 2013, benefiting over 305 thousand people.

Regional Systems Investment Programs

We currently have a number of projects in progress and planned for our Regional Systems.  These relate to the abstraction of water as well as to the collection, removal and disposal of sewage.  We invested approximately R$1.2 billion, R$1.1 billion and R$0.9 billion in these projects in 2012, 2011 and 2010, respectively, and we have budgeted for additional capital expenditures of approximately R$2.8 billion from 2013 through 2016.

Clean Wave Program

The main goals of the Clean Wave Program (Programa Onda Limpa) are to improve and expand the sewage systems in the municipalities comprising the Baixada Santista metropolitan region, increasing the sewage collection rate to 95%, and treating 100% of the collected sewage, thereby improving bathing water quality at 82 beaches in the region by the end of the decade.  This project is being carried out in two phases, the first of which has started and the second of which is in the planning phase.  The first stage is expected to be completed by 2016, aiming at increasing the sewage collection rate to 82%.  The funds will come from our own resources as well as from loan agreements entered with JICA and from the Government Severance Indemnity Fund for Employees (Fundo de Garantia por tempo de Serviço), or FGTS.

As of December 31, 2012, we had invested approximately R$1.7 billion in this program, of which R$135.7 million was invested during 2012.  As a result, sewage collection increased from 53% to 71%, and the treatment of collected sewage rose from 96% to 100%.

After completing the construction of sewage treatment plants and installation of networks, we are prioritizing the connection of customers to the sewage collection system.  As of December 31, 2012, we had completed 79,000 domestic connections, compared to a target of 123,000 at the same date.

Additionally, complimentary works of the first stage shall be executed between 2013 and 2016, including an addition of 37 thousand sewage connections due to the population increase motivated by the economic development of the region.  We expect to evaluate the service of sewage collection rate by 82% by the end of this phase.  These works have an approximated investment value of R$400 million and are currently being bid for.

The second phase is in planning for the period between 2015 and 2020.

Northern Coast Clean Wave Program

The Northern Coast Clean Wave Program (Programa Onda Limpa Litoral Norte) aims at expanding the collection and treatment of sewage on the northern coast of the State of São Paulo, intending to benefit 600 thousand people, including the local population as well as tourists that visit the region each year.  The program aims to increase the collection and treatment of sewage rate in the region from 36.0% in 2008 to 85.0%, thereby improving the health and well‑being of the population and stimulating economic development through an increase in tourism.

During 2012, we continued work on two sewage treatment plants in the city of São Sebastião and other sewage system projects in the cities of Ubatuba, Ilhabela and São Sebastião, which we expect to complete in 2013.  The funds will come from our own resources, as well as from loan agreements entered with BNDES, with Caixa Econômica Federal and from the FGTS.  As of December 31, 2012, we had invested R$125.9 million in this program, of which R$24.3 million was invested during 2012.  We expect to invest a total of R$500.0 million in this project by 2018.

Coastal Water Program

The Coastal Water Program (Programa Água no Litoral) combines various long‑term activities to expand water production capacity in the Baixada Santista metropolitan region and the southern coast of the State of São Paulo.  The program aims to benefit approximately three million people, including both the local population and tourists.  It aims to increase the level of reliability of the local systems, eliminating existing and potential deficiencies and irregularities in the water supply.  Through this program we aim to reach universal coverage in these regions, increase the availability of treated water and improve the quality of water available to the population.  The fund will come from our own funds and financing from Caixa.

During the first phase of this program we have focused on increasing water production from the Mambu/Branco water system in order to satisfy demand and improve water quality in the southern part of the Baixada Santista metropolitan region.  This phase, which is approaching finalization, aims to increase production from Mambu/Branco from 0.6 cubic meters per second to 1.6 cubic meters per second.

As of December 31, 2012, we had invested R$569.1 million in this program, of which R$129.3 million was invested during 2012.  We expect to invest a total of R$1.1 billion in this project by the end of 2013.

New Policies and Programs

Nossa Guarapiranga

In December 2011, we launched the Nossa Guarapiranga project, the main objective of which is to remediate the water quality in the Guarapiranga basin, which is a water source for the São Paulo metropolitan region.  The basin serves one million people directly in the areas near Guarapiranga, and indirectly serves a further two million people who consume the water from the basin.  Through capital investment of R$12.2 million, we installed 11 drains to collect residue from rivers in the Guarapiranga basin.  The fund will come from our own funds.

Pró‑Conexão

In December 2011, the municipality of São Paulo approved a project to subsidize connections to the sewage system for low‑income families.  The project involves capital expenditures of up to R$349.5 million of which 80% will be provided by the State government and 20% by us.  In the first year of the program we completed approximately 700 connections, which was less than our initial goal but focused on areas of importance for water sources such as the southern part of the São Paulo metropolitan region, near the Billings reservoir.  We believe that this program will increase the efficiency of our sewage collection programs and help improve water quality in the region’s rivers and basins, as well as improving quality of life for low‑income families.

We expect that this program will create 192,000 new connections over the next eight years, benefiting approximately 800 thousand people.

Water is Life

The Water is Life program, established in November 2011, aims to provide water and sewage services to 41 low‑income and isolated communities in the regions of Alto Paranapanema and Vale do Ribeira, covering approximately 13 thousand people.  In this project we are responsible for supplying water to, and the municipalities are responsible for installing, Individual Sanitary Units (Unidades Sanitárias Individuais), a technology designed for low‑income and isolated communities.  Regarding the supply of water, we invested approximately R$700 thousand in well drilling.  We expect to invest approximately R$15.6 million by 2014.  An amount of approximately R$6 million was estimated for sewage infrastructure contruction, to be financed by the State Government.  However, this estimated funding is currently being increased to support this project.

B.      Business Overview

Our Operations

As of December 31, 2012, we provided water and sewage services to 363 municipalities in the State of São Paulo under concession agreements, program agreements, other forms of legal arrangements or without formal agreements.  We also supply treated water on a wholesale basis to six municipalities located in the São Paulo metropolitan region.  Article 2 of our bylaws permits us to carry out the following activities:  provision of water supply and sewage services, urban rain water management and drainage services, urban cleaning services and solid waste management services.  In addition, our bylaws authorize us to carry out other related activities, including the planning, operation and maintenance of production systems, the storage, preservation and trading of energy, and the trading of services, products, benefits and rights that, directly or indirectly, result from our assets, projects and activities, and the right to operate a subsidiary anywhere in Brazil or abroad to provide the services mentioned above.

Following the enactment of the Basic Sanitation Law, which regulates the basic sanitation industry in Brazil, we currently operate under two different contractual environments:  (i) for concession agreements that have expired, we are currently renegotiating or will negotiate new agreements that follow the terms and conditions of the Basic Sanitation Law, known as “program agreements”; and (ii) for concession agreements that have not expired, we will continue to operate under the terms and conditions of the existing concession agreements, except in circumstances where the Basic Sanitation Law applies even though the concession agreement is still in force.  For further information on this topic, see “Government Regulation—Concessions—Public Consortia and Cooperation Agreement Law for Joint Management.”

As of December 31, 2012, 67 of our concessions were still in the process of being regularized through formal agreements.  See “3.D. Risk Factors—Risks Relating to Our Business—We currently lack formal agreements or concessions with 67 of the municipalities to which we provide service, and 38 of our existing concession agreements will expire between 2013 and 2034.  We may face difficulties in continuing to provide water and sewage services in return for payment in these and other municipalities, and we cannot assure you that they will continue to purchase services from us on the same terms or at all.”

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

As of December 31, 2012, we provided water and sewage services to 363 municipalities.  Substantially all of these concessions have 30‑year terms.  Due to court orders, we temporarily suspended our services in four other municipalities (Cajobi, Iperó, Álvares Florence and Macatuba) that accounted for less than 0.1% of our gross operating revenues and our intangible assets as of December 31, 2012.  For more information, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Concession‑Related Legal Proceedings.”  Between January 1, 2007 and December 31, 2012, we entered into contracts with 258 municipalities (including our services agreement with the city of São Paulo) in accordance with the Basic Sanitation Law, of which 33 were entered into in 2012.  As of December 31, 2012, these 258 municipalities accounted for 69.9% of our gross operating revenues (including revenues relating to the construction of concession infrastructure).  In addition to the contracts that have 30‑year terms, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP.  As of December 31, 2012, 67 of our concessions had expired but we continued to provide water and sewage services to all 67 municipalities and were in negotiations with these municipalities to execute program agreements to substitute the expired concessions.  From January 1, 2013 through 2034, 38 concessions will expire.

Following the increase in the demand for regulatory work, we created a regulatory affairs department, which focuses on regulatory matters and has centralized communication with the regulatory agencies, driving business to the new regulatory regime and proposing matters in which we have an interest to ARSESP.

In April 2011, we created a specific area in our Financial, Economic and Investor Relations Office responsible for costs and tariffs, given the subject’s importance to the continuation of our business.  We also created a statutory Regulatory Affairs Committee.  The committee is composed of our Chief Executive Officer, our Chief Financial Officer and Investor Relations Officer, our Metropolitan Officer and our Regional Systems Officer and is responsible for defining the guidelines, strategies and regulatory recommendations for our Company and coordinating the work of the Regulatory Affairs Department.

The current concessions are based on a standard form of agreement between us and the relevant municipality.  Each agreement received the prior approval of the legislative council of each municipality.  The assets comprising the existing municipal water and sewage systems are transferred from the municipality to us in order for us to provide the contracted services.  Until 1998, we acquired municipal concessions and the existing water and sewage assets in exchange for our common shares issued at book value.  Since 1998, we have acquired concessions and water and sewage assets by paying the municipality an amount equal to the present value of 30 years of estimated cash flows from the date of acquisition of the concession, assuming a discount of at least 12%.  For reference purposes, ARSESP has set the discount rate for concession contracts at 8.06% since 2011.

The main provisions of our existing concession agreements are as follows:

•         we assume all responsibility for providing water and sewage services in the municipality;

•         according to the municipal laws authorizing the concession, we are permitted to collect tariffs for our services without prior authorization of the municipality.  Tariff readjustments follow the guidelines established by the Basic Sanitation Law and ARSESP;

•         as a general rule, to date, we are exempt from municipal taxes, and no royalties are payable to the municipality with respect to the concession;

•         we are granted rights of way on municipal property for the installation of water pipes and mains, and sewage lines; and

•         upon termination of the concession, for any reason, we are required to return the assets that comprise the municipality’s water and sewage system to the municipality and the municipality is required to pay us the non‑amortized value of the assets relating to the concession.

•         These assets have been considered to be intangible assets since January 2008.  See Note 2.10 to our financial statements.  Under concession agreements executed prior to 1998, the reimbursement for the assets may be through payment of either:

o    the book value of the assets; or

o    the market value of the assets as determined by a third‑party appraiser in accordance with the terms of the specific agreement.

In Brazil, there are three federal legal regimes for contracting water and sewage services:  (i) public concessions, regulated by Law No. 8,987/1995, which require a prior public bidding process; (ii) administration of public services through cooperation agreements between the federal government and local public authorities at State and municipal level without the need for a public bidding process, regulated by the Public Consortia and Cooperation Agreement Law; and (iii) public‑private partnerships, regulated by Law No. 11,079/2004, used to grant concessions to private companies to provide public services and used in relation to construction works associated with the provision of public services.  Until 2005, we had adopted the regime for public concessions.  Following the entry into force of the Public Consortia and Cooperation Agreement Law, we adopted the administration of public services through cooperation agreements, which can be used alongside the other two regimes.

Since 1998, our contracts with municipalities have been regulated by the Federal Concessions Law No. 8,987/1995.  Generally, these contracts have a 30‑year term, and the total value of the concession is set by the discounted cash flow method.  Under this method, when the expected contractual cash flow is reached, the total value of the concession and assets is amortized to zero on our books and we receive no payment for the assets.  If the concession is terminated prior to the end of the 30‑year term, thereby interrupting the normal contractual cash flow, we are paid an amount equal to the present value of the expected cash flow over the years remaining in the concession, adjusted for inflation.

Federal Law No. 11,107, or the Federal Public Consortia and Cooperation Agreement Law, established the legal basis for the administration of public service contracts, giving greater rights and obligations to municipalities who are responsible for sanitation services and setting out more clearly the provision of services and the responsibilities of the parties.  New agreements entered into following the expiry of concession agreements under the previous law will follow this new model.  See “—Government Regulation—Concessions—Public Consortia and Cooperation Agreement Law for Joint Management.”

Our new agreement model follows the provisions of the Basic Sanitation Law.  Its main contractual provisions include the joint execution of planning, supervision and regulation of services, the appointment of a regulatory authority for the services, and periodic disclosure of financial statements.

Furthermore, the economic and financial formulas in new agreements must be based on the discounted cash flow methodology and on the revaluation of returnable assets.  Pursuant to the Basic Sanitation Law, the preexisting assets will be returned to the grantor of the concession. We will carry out all new investments and the municipalities will record them as assets.  The municipalities will then transfer possession of these assets to us for our use and management and will also record a credit in the same amount of the assets recorded in our favor.  According to Article 42 of the Basic Sanitation Law and the new agreement model, investments made during the contractual period are the property of the applicable municipality, which in turn generates receivables for us that are to be recovered through the operation of the services.  These receivables may also be used as guarantees in funding operations.

Another important development was that the new agreement model includes exemptions from municipal taxes applicable on our operational areas and the possibility of the revaluation of our assets that existed prior to the execution of the program agreements in cases involving the early resumption of services by the concession authority.

Municipalities have the inherent power under Brazilian law to terminate concessions prior to their contractual expiration dates for reasons of public interest.  The municipalities of Diadema and Mauá, two municipalities we previously served, terminated our concessions in February 1995 and December 1995, respectively.  The municipality of Mauá terminated our concession with our consent.  The municipality of Diadema terminated our concession without our consent after asserting that we did not provide adequate water and sewage services.  In 2011 we and the municipality of Diadema agreed to develop shared infrastructure for water and sewage services through CAED.  According to the agreement, the amount owed to us by Diadema would be repaid through the issuance of shares in CAED.  However, CAED has not yet been established, and we cannot predict whether or when it will be created or begin operations.  The receivables owed to us by Mauá and Diadema total R$85.9 million and R$60.3 million, and have not been recognized in our financial statements due to the uncertainty of our ability to collect.  Despite these developments, we currently supply water on a wholesale basis to both Diadema and Mauá.  For further information on these matters, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings – Concession – Related Legal Proceedings.”

We currently do not anticipate that other municipalities will seek to terminate concessions due to our close relationship with municipal governments, recent improvements in the water and sewage services we provide, and the obligation of the municipality to repay us for the return of the concession.  However, we cannot be certain that other municipalities will not seek to terminate their concessions in the future.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—The municipalities may terminate our concessions before they expire in certain circumstances.  The indemnification payments we receive in such cases may be less than the value of the investments we made.”

In addition, we are currently involved in litigation with respect to municipalities that intend to expropriate our water and sewage systems, or to terminate concession agreements before paying us any indemnification.  For a detailed discussion on these proceedings, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Concession‑Related Legal Proceedings.”

Operations in the City of São Paulo and Certain Metropolitan Regions

As of December 31, 2012, 67 concessions had expired which jointly accounted for 18.6% of our gross revenues.  We entered into 33 agreements in the year ended December 31, 2012, bringing the total number of program agreements entered into between 2007 and 2012 to 258.  These 33 new agreements accounted for 4.3% of our total revenues and 4.2% of our intangible assets as of December 31, 2012.

On June 23, 2010 the State and the City of São Paulo executed an agreement in the form of a convênio, to which we and ARSESP consented, under which they agreed to manage the planning and investment for the basic sanitation system of the city of São Paulo on a joint basis.  The principal terms of this convênio  were as follows:

•         The State and the City of São Paulo would execute a separate agreement with us, granting us exclusive rights to provide water and sewage services in the city of São Paulo.

•         ARSESP would regulate and oversee our activities regarding water and sewage services in the city of São Paulo, including tariffs.

•         A management committee (Comitê Gestor) would be responsible for planning water and sewage services for the city and for reviewing our investment plans.  The management committee consists of six members appointed for two-year terms.  The State and the City of São Paulo have the right to appoint three members each.  We may participate in management committee meetings but may not vote.

In application of the convênio, we executed a separate contract with the State and the city of São Paulo, also dated June 23, 2010, to regulate the provision of these services for the following 30 years.  The principal terms of this contract are as follows:

•         The total investment stated in the contract must be equal to 13% of gross revenues from the provision of services to the city of São Paulo, net of the taxes on revenues, which total approximately R$500 million per year.

•         We must transfer 7.5% of the gross revenues we derive under the convênio, and subtract (i) COFINS and PASEP taxes, and (ii) unpaid bills of publicly owned properties in the city of São Paulo, to the Municipal Fund for Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura),  established by Municipal Law No. 14,934/2009.

•         Our investment plan must be compatible with the sanitation plans of the State, the City of São Paulo and, if necessary, the Metropolitan region.

•         ARSESP will ensure that the tariffs will adequately compensate us for the services we provide and that tariffs may be adjusted in order to restore the original balance between each party’s obligations and economic gain (equilíbrio econômico‑financeiro).

•         We currently have an investment plan in place that reflects these obligations and addresses their compatibility with the sanitation plans for the 363 municipalities in which we operate, that include, the City of São Paulo and, if necessary, the Metropolitan region.  The investment plan is not irrevocable and will be reviewed by our management committee every four years, particularly with respect to the investments to be executed in the subsequent period.

Wholesale Operations

Wholesale Water Services

We provide water services on a wholesale basis to six municipalities located in the São Paulo metropolitan region (Diadema, Mauá, Santo André, São Caetano do Sul, Guarulhos and Mogi das Cruzes).  Agreements to provide water services on a wholesale basis must comply with the Basic Sanitation Law, which designates these services as “interdependent activities” and regulates each stage of the service.  The law requires that the service be supervised by an independent agency, stipulates registration of the cost of the service, and requires assurance of payment among the several service providers in order to continue the provision of the services, in accordance with the rules to be published by ARSESP.  Our agreements currently comply with the provisions of the Basic Sanitation Law.  In 2012, the revenues from wholesale water services were R$187.4 million.

In 2011, we and the municipality of Diadema agreed to develop shared infrastructure for water and sewage services through a mixed capital company to be called Companhia de Agua e Esgoto de Diadema, or CAED.  According to the agreement, the amount owed to us by Diadema would be repaid through the issuance of shares in CAED.  However, CAED has not yet been established, and we cannot predict whether or when it will be created or begin operations.  Feasibility studies have been completed and indicate that CAED would have a viable business, but the Diadema municipal authorities have started new negotiations to amend the legislation that provided for the setting up of CAED.  We can give no assurance that we will recover the amount owed to us by Diadema, whether through an investment in CAED or otherwise.  For further information on this outstanding debt, see Note 9 to our consolidated financial statements included elsewhere in this annual report.

Wholesale Sewage Services

We provide sewage services on a wholesale basis to the municipalities of Mogi das Cruzes, Santo André, São Caetano, Mauá and Diadema.  Our agreement with Santo André for these services was executed with the intervention of the Public Prosecution Office.  Our agreements with the other municipalities resulted from our environmental efforts and municipal authorities’ awareness of environmental issues.  Through these agreements, in 2012 we treated approximately 35 million cubic meters of sewage from these municipalities.  We believe this illustrates our commitment to social and environmental responsibility.  In 2012, our revenues from wholesale sewage services were R$23.8 million.

In December 2008, we entered into a five‑year agreement for the collection and treatment of 20% of the sewage generated by the city of Guarulhos.  We have not yet started to provide these services, and such services will only commence when the works on linking the Guaralhos sewage to our sewage system are finalized.  These works are the responsibility the Guarulhos sanitation company.

Description of Our Activities

As set forth in Article 2 of our bylaws, we are permitted to render basic sanitation services with the goal of providing basic sanitation services to the entire population in the municipalities where we conduct our activities without harming our long‑term financial sustainability.  Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities.  We are allowed to act in a subsidiary form in other Brazilian locations and abroad.  See “—Government Regulation—Concessions—Public Consortia and Cooperation Agreement Law for Joint Management.”  For a description of our operating segments please see Note 21 to our consolidated financial statements as of and for the year ended December 31, 2012.

Operating segments are presented in our annual report in a manner consistent with the internal reporting provided to management, comprised of the board of directors and the board of executive officers, pursuant to IFRS 8.  Under Brazilian GAAP, prior to our conversion to IFRS, the financial information for construction services was not separately presented and construction costs related to concessions were capitalized within property, plant and equipment. As a result, our management did not review the results of this business. Following our conversion to IFRS, our management decided to continue to exclude the construction results from the management reporting of our revenues and expenses, thus not basing his decisions on discrete financial information for that business.  The characteristics described in paragraph 5(b) of IFRS 8 for separate operating segments are thus not fulfilled for this particular business. Nonetheless, after our conversion to IFRS and for IFRS consolidation purposes only, we started to record such results separately as construction revenue and costs under IFRIC 12.  Although such information is available discretely, however, it is not analyzed by our management as such and is not the basis for operational decisions.

We set forth below a description of our activities.

Water Operations

Our supply of water to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to our customers’ premises.  In 2012, we produced approximately 3.1 million cubic meters of water.  The São Paulo metropolitan region (including the municipalities to which we supply water on a wholesale basis) currently is, and has historically been, our core market, accounting for approximately 71% of water invoiced by volume in 2012.

The following table sets forth the volume of water that we produced and invoiced for the periods indicated.

	Year ended December 31,
	2012	2011	2010
	(in millions of cubic meters)
Produced:
São Paulo metropolitan region	2,235.3	2,182.8	2,164.4
Regional systems	823.5	809.2	787.9
Total	3,058.8	2,992.0	2,952.3

Invoiced:
São Paulo metropolitan region	1,181.9	1,150.6	1,119.2
Wholesale	297.5	297.3	293.3
Regional systems	614.0	596.8	579.5
Reused water	0.4	0.3	0.3
Total	2,093.8	2,045.0	1,992.3

The difference between the volume of water produced and the volume of water invoiced generally represents both physical and non‑physical water loss.  See “—Water Loss.”  In addition, we do not invoice:

•         water discharged for periodic maintenance of water mains and water storage tanks;

•         water supplied for municipal uses such as firefighting;

•         water consumed in our own facilities; and

•         estimated water loss associated with water we supply to favelas (shantytowns).

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

In order to supply water to the São Paulo metropolitan region, we rely on 20 reservoirs of non‑treated water and 210 reservoirs of treated water, which are located in the areas under the influence of the eight water producing systems comprising the interconnected water system of the São Paulo metropolitan region.  The capacity of the water sources available for treatment in this area is 72 cubic meters per second.  Total current installed capacity is 73.2 cubic meters per second, which can be treated from the interconnected water system of the São Paulo metropolitan region.  Average verified production during 2012 on the interconnected water system of the São Paulo metropolitan region was 69.4 cubic meters per second.  The Cantareira, Guarapiranga and Alto Tietê systems, as a whole, supplied 84.7% of the water we produced for the São Paulo metropolitan region in 2012.

In 2012, the Cantareira system accounted for 47.1% of the water that we supplied to the São Paulo metropolitan region (including the municipalities to which we supplied water on a wholesale basis), which represented 74.1% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure) for the year.  The authorization (outorga) for the Cantareira system to use the water in the Piracicaba water basin was renewed on August 6, 2004, for a ten‑year period.

Water basin committees are authorized to charge both for water usage and the dumping of sewage into water bodies.  Since February 2003, we have been incurring expenses in connection with the use of water from the Paraíba do Sul river basin and, since January 2006, from the Piracicaba, Capivari and Jundiaí river basins.  At the end of 2010, we started to incur expenses in connection with the use of water from the Sorocaba and Médio Tietê river basins and, since 2012, from Baixada Santista basin.  During 2013 we may start to incur expenses in connection with the use of water from the Alto Tietê basin – where the metropolitan region of São Paulo is located, and also in the basins of Baixo Tietê, Tietê/Batalha, Tietê/Jacaré, Baixo Pardo e Grande, Mogi Guaçu, Pardo, Sapucaí Mirim/Grande, Serra da Mantiqueira, Ribeira do Iguape/Litoral Sul, Pontal do Paranapanema and Turvo/Grande.

ARSESP has adjusted our tariffs according to the formula that we have used since 2003.  According to the formula, “non‑controllable” costs, such as costs related to water use, are passed on to our customers through our tariffs.  Although we expect to continue to pass on these expenses to our customers through our tariffs, we are uncertain as to whether the river basin committees will change the terms of the charges currently applied and whether we will be able to pass on these costs to our customers.  On March 2013, ARSESP disclosed Resolution 406, in which the annual tariff readjustment formula was approved, which will be used in the second tariff cycle.  This formula consists of IPCA percentage variation for the referred period adjusted by the efficiency factor which transfers part of the productivity gains to the users and by an adjustment factor for the variations in the quality of the services rendered, and this last adjustment is still to be defined and applied from the second tariff cycle in three years’ time.  Regarding the mentioned resolution, the cost for the use of water shall be included in our consumers’ bill.  For more information on water usage regulation, see “—Water Usage.”

The following table sets forth the water production systems from which we produce water for the São Paulo metropolitan region:

	Production Rate(1)
	2012	2011	2010
Water production system:	(in cubic meters per second)
Cantareira	32.7	31.5	32.7
Guarapiranga	13.7	12.6	13.0
Alto Tietê	12.4	13.0	10.9
Rio Claro	3.7	4.0	3.9
Rio Grande (Billings reservoir)	4.7	4.6	4.8
Alto Cotia	1.2	1.2	1.1
Baixo Cotia	0.9	0.9	0.8
Ribeirão da Estiva	0.1	0.1	0.1
Total	69.4	67.9	67.3

______________

(1)   Average of the twelve months ended December 31, 2012, 2011 and 2010.

We own all of the reservoirs in our production systems other than the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê system, which is owned by other companies controlled by the State.  We currently do not pay any charges with respect to the use of these reservoirs.  In December 2001, we entered into an agreement with the State whereby the State, among other things, agreed to transfer the remaining reservoirs in the Alto Tietê system to us.  We accepted, on a temporary basis, the reservoirs in the Alto Tietê System as part of the payment until the State transfers the property rights with respect to the reservoirs to us.  We are unable to assure you whether and when these reservoirs will be transferred to us because the Public Prosecution Office of the State of São Paulo filed a civil public action alleging that a transfer to us of ownership of the Alto Tietê System reservoirs is illegal.

In January 2009, we began operating, monitoring and maintaining the reservoirs in the Alto Tietê system, formed by the Ponte Nova, Paraitinga, Biritiba, Jundiaí and Taiaçupeba reservoirs.  In the cities of the interior region of São Paulo, our principal source of water consists of surface water from nearby rivers and from wells.  The coastal region is provided with water principally by surface water from rivers and mountain springs.

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events.  We were able to meet the demand for water in the São Paulo metropolitan region, primarily as a result of our water conservation program, reductions in water loss, and the installation of new water connections.  We installed 212,775, 207,900 and 189,400 new water connections in 2012, 2011 and 2010, respectively.

The interconnected water system of the São Paulo metropolitan region serves 30 municipalities, of which 24 are operated directly by us under this system.  Through this system, we serve the other six municipalities on a wholesale basis, and the distribution is made by other companies or departments related to each municipality.

In order to reach the final customer, the water is stored and transported through a complex and interconnected system.  This water system requires permanent operational supervision, engineering inspection, maintenance, and quality monitoring and measurement control.

To ensure the continued provision of regular water supply in the São Paulo metropolitan region, we intend to invest R$3.7 billion from 2013 to 2016 to increase our water production and distribution capacities as well as to improve the water supply systems.  In 2012, our total investment in water supply systems amounted to R$1.0 billion.

Water Treatment

We treat all water at our water treatment facilities prior to placing it into our water distribution network.  We operate 214 treatment facilities, of which the eight largest, located in the São Paulo metropolitan region, account for approximately 70% of all water we produced in 2012.  The type of treatment used depends on the nature of the source and quality of the untreated water.  Water abstracted from rivers requires extensive treatment, while water drawn from groundwater sources requires less treatment.  All water treated by us also receives fluoridation treatment.

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

	As of December 31,
	2012	2011	2010
Water distribution pipes and mains (in kilometers)	67,647	66,389	65,379
Number of connections (in thousands)	7,679	7,481	7,295

More than 90.0% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride, or PVC.  Distribution pipes at customers’ residences typically are made from high‑density polyethylene tubing.  Our water mains are mostly made of steel, cast iron or concrete.

As of December 31, 2012, our water distribution pipes and mains included:  (i) 34,816 kilometers in the São Paulo metropolitan region; and (ii) 32,832 kilometers in the Regional systems.

As of December 31, 2012, we had 405 storage tanks in the São Paulo metropolitan region with a total capacity of 2.0 million cubic meters, and 1,759 storage tanks in the Regional systems.  As of that date, we had 124 treated water pumping stations in the São Paulo metropolitan region aqueduct system, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

Water mains that require maintenance are cleaned and their lining is replaced.  We are typically notified of water main fractures or breaks by the public through a toll‑free number maintained by us.  We consider the condition of the water pipes and mains in the São Paulo metropolitan region to be adequate as of the date of this annual report.  Due to age, external factors such as traffic, the dense population, and commercial and industrial development, water pipes and mains in the São Paulo metropolitan region are somewhat more susceptible to degradation than those in the Regional systems.  To counter these effects, we have a maintenance program in place for water pipes and mains that is intended to address anticipated fractures and clogs due to brittleness and encrustation, and to help ensure water quality in the region.  The new customers are responsible for covering part of the costs of connecting to our water distribution network that is related to the connection of customers water pipes that are more than 20 meters away from the water mains.  Thereafter, the customer must cover the costs of connecting to the network from the customer’s premises, including costs of purchasing and installing the water meter and related labor costs.  We perform the installation of the water meter and conduct periodical inspections and measurements.  After completion of installation, the customer is responsible for the water meter.

The following table sets forth projected new water connections for the periods indicated.

	in thousands
	2013	2014	2015	2016	2017	2018	2019	2020	2013 ‑ 2020
São Paulo metropolitan region	95	99	99	94	85	84	76	76	708
Regional systems	80	77	78	78	79	80	82	82	636
Total	175	176	177	172	164	164	158	158	1,344

Water Loss

The difference between the amount of water produced and the amount of water invoiced generally represents both physical and non‑physical water loss.  Water loss percentage represents the quotient of (i) the difference between (a) the total amount of water produced by us less (b) the total amount of water invoiced by us to customers minus (c) the volume of water set out below that we exclude from our calculation of water loss, divided by (ii) the total amount of water produced by us.  We exclude the following from our calculation of water loss:  (i) water discharged for periodic maintenance of water mains and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss associated with water we supply to favelas (shantytowns).

Among the principal indicators utilized to measure rates of water loss are the following:

•         Index of Revenue Loss (IRL), in %; and

•         Index of total loss per connection, (TLdC) in liters/connection per day.

These indicators are calculated by applying the following formulas:

Vproduced – (Vbilled + Vused)
IRL  = ______________________________________
                                Vproduced

Vproduced – (Vmicromeasured + Vused)
(TLdC)   = _____________________________________________________
                                Nconnection x  nº  of days of a given period

Where:

Vproduced:  corresponds to the volume of water produced at a given period;

Vbilled:  corresponds to the volume of water billed at a given period;

Vmicromeasured:  corresponds to the volume of water micromeasured at a given period;

Vused:  corresponds to the volume of water used for operational, public, private and social needs (supply shantytown areas) at a given period; and

Nconnections:  corresponds to the average number of active water connections.

Since 2005, we have used a method of measuring our water loss based on worldwide market practice for the industry.  According to this measurement method, average water loss is calculated by dividing (i) average annual water loss by (ii) the average number of active water connections multiplied by 366.  The result of this calculation is the number of liters of water lost per connection per day.

Using this calculation method, as of December 31, 2012, we experienced 474 liter/connection per day of water loss in the São Paulo metropolitan region and 270 liter/connection per day in the Regional systems, averaging 393  liter/connection per day.  We plan to reduce total water loss to around 280 liters/connection and, in terms of percentage, to 19% by 2020.

Our strategy to reduce water loss has two approaches:

•         reduction in the level of physical loss, which results mainly from leakage. To this end we are primarily replacing and repairing water mains and pipes, and installing probing and other equipment, including strategically located pressure‑regulating valves; and

•         reduction of non‑physical loss, which results primarily from the inaccuracy of our water meters installed at our customers’ premises and at our water treatment facilities, and from clandestine and illegal use. To this end we are upgrading and replacing inaccurate water meters and expanding our anti‑fraud personnel.

We are taking measures to decrease physical loss by reducing response time to fix leakages to less than 24 hours and by better monitoring non‑visible water mains fractures.  Among other initiatives, we have adopted the following measures to reduce physical water loss:

•         the introduction of technically advanced valves to regulate water pressure throughout our water mains in order to maintain appropriate water pressure downstream.  These valves are programmed to respond automatically to variations in demand.  During peak usage, the flow of water in the pipes is at its highest point; however, when demand decreases, pressure builds up in the water mains and the resulting stress on the network can cause significant water loss through cracks and an increase in ruptures of the pipes.  The technically advanced valves are equipped with probes programmed to feed data to the valve in order to reduce or increase pressure to the water mains as water usage fluctuates.  As of December 31, 2012, we had installed 1,828 valves at strategic points in the network, with 1,077 valves being installed in the São Paulo metropolitan region and 751 in the Regional systems;

•         the reconfiguration of interconnected water distribution to permit the distribution of water at lower pressure;

•         the implementation of routine operational leak detection surveys in high water pressure areas to reduce overall water loss;

•         the monitoring of and improved accounting with respect to water connections, especially for large volume customers;

•         regular checking on inactive customers and monitoring non‑residential customers that are accounted for as residential customers and, therefore, billed at a lower rate;

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

Water quality is monitored at all stages of the distribution process, including at the water sources, water treatment facilities and on the distribution network.  We have 15 regional laboratories, one central laboratory, and laboratories located in all water treatment facilities that monitor water quality, as required by our standards and those set by statute.  Our laboratories analyze an average of 50,000 samples per month on distributed water, with samples collected from residences.  Our central laboratory located in the city of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods, as well as heavy metals analysis by atomic absorption technique.  All of our laboratories have obtained the ABNT NBR ISO 9001 certification and our central laboratory and 12 of our regional laboratories have obtained the ABNT NBR ISO IEC 17025 accreditation (accreditation for general requirements for the competence of testing and calibration laboratories) awarded by the INMETRO.

All chemical products used for water treatment are analyzed and follow strict specifications set out in recommendations made by the National Health Foundation (Fundação Nacional de Saúde), or NHF, the Brazilian Association of Technical Rules (Associação Brasileira de Normas Técnicas), or the ABNT, and the American Water Works Association, to eliminate toxic substances that are harmful to human health.  From time to time, we face problems with the proliferation of algae, which may cause an unpleasant taste and odor in the water.  In order to mitigate this problem, we work on:  (i) fighting algae growth at the water source and (ii) using advanced treatment processes at the water treatment facilities, which involve the use of powdered activated carbon and oxidation by potassium permanganate.  The algae growth creates significant additional costs for water treatment because of the higher volumes of chemicals used to treat the water.  In 2012, we did not detect significant algae growth.  We participate in the New Life Program which includes a Water Source Program (Programa Mananciais), together with other organizations engaged in the promotion of urban development and social inclusion to mitigate the pollution problem in the São Paulo metropolitan region.  In addition, we also participate in the Clean Stream Program to clean up important streams in the city of São Paulo.  Other initiatives also aimed at improving the water quality in our water sources located in the metropolitan region of São Paulo are Guarapiranga and Pró‑Conexão.  See “—Capital Expenditure Program—Main Projects of Our Capital Expenditure Program—Metropolitan System Investment Program—New Life Program and Clean Stream Program.”

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

Sewage Operations

We are responsible for the collection and removal of sewage through our sewage systems and for its subsequent disposal with or without prior treatment.  As of December 31, 2012, we collected approximately 87% of all the sewage produced in the municipalities in which we operate in the São Paulo metropolitan region.  In addition, during the year ended December 31, 2012, we collected approximately 76% of all the sewage produced in the municipalities in which we operate in the Regional systems.  During 2012, we collected approximately 83% of all the sewage produced in the municipalities in which we operated in the State of São Paulo.  We installed 240,687, 246,400 and 233,500 new sewage connections in 2012, 2011 and 2010, respectively.

Sewage System

The purpose of our sewage system is to collect and treat sewage and to adequately dispose of the treated sewage.  As of December 31, 2012, we were responsible for the operation and maintenance of 45,778 kilometers of sewage lines, of which approximately 24,087 kilometers are located in the São Paulo metropolitan region and 21,691 kilometers are located in the Regional systems, respectively.

The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated.

	As of December 31,
	2012	2011	2010
Sewage lines (in kilometers)	45,778	45,073	44,287
Sewage connections (in thousands)	6,128	5,921	5,718

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

The public sewage system operated by us was structured in order to receive industrial sewage and sewage from non‑domestic sources for treatment together with domestic sewage.  Industrial sewage has physical, chemical and/or biological characteristics that are qualitatively different from household effluents.  As a result, the discharge of industrial sewage into the public sewage system is subject to compliance with specific legal demands with the purpose of protecting the sewage collection and treatment systems, the health of operators and the environment.  The current environmental legislation establishes standards for the discharge of these effluents into the public sewage system.  These standards are defined in Article 19A of State Decree No. 8,468 dated September 8, 1976.  To ensure compliance with legislation, periodic inspections of the sewage produced by all industrial clients are conducted, and we also request self‑monitoring reports from non‑domestic sewage‑producing sources.

The discharge of these effluents into the public sewage system is based on technical and administrative procedures.  Before the discharge is permitted, we carry out acceptance studies that assess the capacity of the public sewage system to receive the discharge as well as the compliance with regulations.  Upon the conclusion of these studies, the technical and commercial conditions for receiving the discharge are established, which are then formalized in a document signed by us and the effluent producer.  Failure to comply with these conditions can lead to the application of penalties and the obligation of the effluent producer to conduct certain adjustments to their business practices in a given time frame.  Non‑compliance with these penalties and adjustments may ultimately result in the suspension of the connection and notification of the environmental protection agency (Companhia Ambiental do Estado de São Paulo), or the CETESB, in order for the applicable measures to be taken.  Effluents from our treatment facilities must comply with effluent limitation guidelines and meet the water quality standards of the receiving water bodies established by federal and state legislation.  Effluent limitation guidelines consist of a set of parameters that must be verified before the effluents are discharged into a water body.  Water quality standards are based on the classification of water bodies, and take into account the current and expected use of water.  These standards have historically become more and more rigorous as water is a scarce resource.

We considered the condition of the sewage lines in the São Paulo metropolitan region to be adequate as of the date of this annual report.  Due to a greater volume of sewage collected, a higher population and more extensive commercial and industrial development, the sewage lines in the São Paulo metropolitan region are more deteriorated than those of the Regional systems.  To counter the effects of deterioration, we maintain an ongoing program for the maintenance of sewage lines intended to address anticipated fractures arising from obstructions caused by system overloads.

Unlike the São Paulo metropolitan region, the interior region of São Paulo State does not generally suffer obstructions caused by sewage system overload.  The coastal region, however, experiences obstructions in its sewage lines primarily due to infiltration of sand, especially during the rainy season in the summer months.  In addition, the sewage coverage ratio in the coastal region is lower than in the other regions served by us, with approximately 59% of all residences in the coastal region currently connected to our sewage network as of December 31, 2012.

New sewage connections are made on substantially the same basis as connections to water lines:  we assume the cost of installation for the first 20 meters of sewage lines from the sewage network to all customers’ sewage connections and the customer is responsible for the remaining costs.

The following table sets forth projected new sewage connections for the periods indicated.

	2013	2014	2015	2016	2017	2018	2019	2020	2013-2020
São Paulo metropolitan region	107	128	135	135	125	117	105	121	973
Regional systems	110	114	111	108	118	118	123	101	903
Total	217	242	246	243	243	235	228	222	1,876

Sewage Treatment and Disposal

In 2012, approximately 68% and 94% of the sewage we collected in the São Paulo metropolitan region and the Regional systems, respectively, or 77% of the sewage we collected in the State of São Paulo, was treated at our treatment facilities and afterwards discharged into receiving water bodies such as inland waters and the Atlantic Ocean, in accordance with applicable legislation.  Our sewage treatment facilities have a limited capacity.  The sewage collected that is not directly connected to sewage treatment plants is discharged directly, untreated, to inland waters.

We currently operate 493 sewage treatment facilities and nine ocean outfalls, of which the five largest, located in the São Paulo metropolitan region, have treatment capacity of approximately 18 cubic meters of sewage per second.

In the São Paulo metropolitan region, the treatment process used by most treatment facilities is the activated sludge process, where there is a liquid phase and a solid phase that generates sludge.  During the first stage, a biological mass grows, forms flakes and is continually re‑circulated and put in contact with organic matter, always with the presence of oxygen (aerobic).  The activated sludge process is strictly biological and aerobic, in which the raw sewage and the activated sludge are mixed, agitated and aerated in units known as secondary decanters where the solid part is separated from the treated wastewater.  The settled sludge returns to the aeration tank or is removed for specific treatment.

Sewage treatment in the Regional systems will vary according to the particularities of each area.  In the interior region of São Paulo State, treatment consists largely of stabilization ponds where the organic matter is treated and discharged to receiving waters.  There are 402 secondary treatment facilities in the interior region of São Paulo State that have treatment capacity of approximately 13.7 cubic meters of sewage per second.

The majority of sewage collected in the coastal region receives treatment and disinfection and is then discharged into rivers and into the Atlantic Ocean through our ocean outfalls.  We have 72 sewage treatment facilities in the coastal region.

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

Sludge Disposal

The creation of sludge is inherent to the sanitation cycle.  The treatment of water and sewage produces residue which needs to be disposed of appropriately to prevent harm to the environment.  Sludge removed from the treatment process typically contains water and a very small proportion of solids.  We use filter presses, belt presses, drying beds and centrifugation machines to abstract the water from the sludge.

Sludge generated in our sanitation activities is disposed of in landfill in conformity with applicable law.  Since landfills have low available capacity throughout the State of São Paulo, we are seeking other alternatives to disposal in order to reduce the total volume deposited in landfills. Amongst other proposed techniques, we plan to incinerate and compost sludge, which would produce energy and soil for agricultural use as by products, respectively.

In 2013, under the partnership with Fapesp (Fundação de Amparo à Pesquisa do Estado de São Paulo), we aim to encourage the use of sludge generated in our water treatment processes to cover landfills, the use of sludge from sewage treatment processes to recover degraded areas and using it for civil construction projects.

Sludge disposal must comply with State and Federal law requirements, such as Resolution No. 375 of August 29, 2006 of the CONAMA, Federal Law No. 12,305/2010, Federal Decree No. 7,404/2010, State Law No. 12,300/2006 and State Decree No. 54,645/2009.

Principal Markets in Which We Operate

As of December 31, 2012, we operated water and sewage systems in 363 of the 645 municipalities in the State of São Paulo as well as sewage systems in 362 of them.  In addition, we currently supply water on a wholesale basis to six municipalities located in the São Paulo metropolitan region with an urban population of approximately 3.5 million.

The following table provides a breakdown of gross revenues from water supply and sewage services by geographic market for the periods indicated.

	Year ended December 31,
	2012	2011	2010
	(in millions of R$)
São Paulo metropolitan region	6,625.0	6,144.7	5,699.6
Regional systems	2,309.7	2,165.4	1,956.3
Total	8,934.7	8,310.1	7,655.9

The following table provides a breakdown of gross revenues from water supply and sewage services by category of activity for the periods indicated.

	Year ended December 31,
	2012	2011	2010
	(in millions of R$)
Water supply	4,947.9	4,610.2	4,257.2
Sewage services	3,986.8	3,699.9	3,398.7
Total	8,934.7	8,310.1	7,655.9

Competition

In the State of São Paulo, there are approximately 277 municipalities that operate their own water and sewage systems and that collectively have a total population of approximately 13.5 million, or approximately 31% of the population of the State of São Paulo, excluding the population of the municipalities to which we provide water services on a wholesale basis.

The competition for municipal concessions arises mainly from the municipalities, as they may resume the water and sewage services that were granted to us and start providing these services directly to the local population.  In this case, the municipal governments would be required to indemnify us for the unamortized portion of our investment.  See “—Business Overview—Our Operations—Concessions.”  In the past, municipal governments have terminated our concessions agreements before the expiration date.  Furthermore, municipal governments have tried to expropriate our assets in an attempt to resume the provision of water and sewage services to local populations.  See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”  We negotiate expired concession agreements and concession agreements close to expiration with the municipalities in an attempt to maintain our existing areas of operations.  In the State of São Paulo we face competition from private and municipal water and sewage service providers.

In recent years, we have also experienced an increasing level of competition in the market of water supply to large customers.  Several large industrial customers located in municipalities served by us use their own wells to supply themselves with water.  In addition, competition for the disposal of non‑residential, commercial and industrial sludge in the São Paulo metropolitan region has increased in recent years as private companies offer stand‑alone solutions inside the facilities of their customers.  We have also established new tariff schedules for commercial and industrial customers in order to assist us in retaining these customers.  For this group of customers, we have a special authorization from ARSESP to establish different tariffs than the ones that agency establishes for regular consumers.

Billing Procedures

The procedure for billing and payment of our water and sewage services is largely the same for all customer categories.  Water and sewage bills are based upon water usage determined by monthly water meter readings.  Larger customers, however, have their meters read every 15 days to avoid non‑physical loss resulting from faulty water meters.  Sewage billing is included as part of the water bill and is based on the water meter reading.

The majority of the bills for water and sewage services are delivered to our customers in person, mainly through one of our employees or through independent contractors who are also responsible for reading water meters.  The remainder, by judicial determination, is sent by mail.  Water and sewage bills can be paid at some banks and other locations in the State of São Paulo.  These funds are paid over to us after deducting average banking fees ranging from R$0.29 to R$1.15 per transaction for collection and remittance of these payments.

Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine.  We generally charge a penalty fee and interest on late bill payments.  In 2012, 2011 and 2010, we received payment of 94.7%, 94.8% and 95.5%, respectively, of the amount billed to our retail customers, and 95.5%, 94.7% and 94.4%, respectively, of the amount billed to those customers other than State entities, within 30 days after the due date.  In 2012, 2011 and 2010, we received 100.7%, 96.0% and 97.1%, respectively, of the amount billed to the State entities.  Amounts in excess of 100.0% reflect our recovery of amounts billed in prior years.  With respect to wholesale supply, in 2012, 2011 and 2010, we received payment of 50.1%, 54.7% and 58.3%, respectively, of the amount billed within 30 days.

We monitor water meter readings by use of hand‑held computers and transmitters.  The system allows the meter reader to input the gauge levels on the meters into the computer and automatically print the bill for the customer.  The hand‑held computer tracks water consumption usage at each metered location and prepares bills based on actual meter readings.  Part of the water meter monitoring for billing purposes is carried out by our own personnel, trained and supervised by us, and part of it is carried out by third‑party contractors that employ and train their own personnel whose training we supervise.

Tariffs

Tariff adjustments follow the guidelines established by the Basic Sanitation Law and ARSESP.  The guidelines also establish procedural steps and the terms for the annual adjustments.  The adjustments have to be announced 30 days prior to the effective date of the new tariffs, which take effect in September and last for a period of at least 12 months.

Tariffs have historically been adjusted once a year and for periods of at least 12 months.  See “—Government Regulation—Tariff Regulation in the State of São Paulo” for additional information regarding our tariffs.

With the publication of the Basic Sanitation Law, the regulation of basic sanitation services, including tariff regulation, became the responsibility of an independent regulator.  To exercise this assignment, the State of São Paulo created ARSESP, which regulates and supervises the services we provide to the State and also to the municipalities that have agreed to its jurisdiction through a cooperation agreement entered into by that municipality.

In regards to municipalities that have not explicitly selected ARSESP as their regulator, the Basic Sanitation Law allows the municipality to create other regulatory agencies of their own.  In 2007, the municipality of Lins decided to create its own regulatory authority, although it revised this decision in 2010, transferring to ARSESP the regulation of the water activities performed in Lins, including for the setting of tariffs.  The municipality of Lins has reserved, however, the power to ultimately approve the tariff set by ARSESP.  The municipalities in which the hydrographic basins of the Piracicaba, Capivari and Jundiaí rivers are located created a consortium for the regulation and supervision of our activities in that area in 2011.  We are currently involved in legal proceedings in which this consortium is claiming that it has jurisdiction over our activities in the municipality of Piracaia and that ARSESP has no right to regulate our activities or set tariffs in the municipality.  We cannot predict the outcome of these proceedings or how it may impact our business.  See “Government Regulation—Tariff Regulation in the State of São Paulo” for additional information.

In August 2010, ARSESP approved a 4.05% adjustment for our water and sewage tariffs, starting on September 11, 2010.  In 2012 and 2011, we readjusted our prices by 5.15% and 6.83% starting on September 11, 2012 and on September 11, 2011, respectively. On April 22, 2013, ARSESP approved a revision to tariff index to a rate of 2.3509% to be applied linearly on tariffs. These adjustments were valid for all municipalities served by us, except for the municipalities of Lins and Magda, which have different rules and readjustment dates.  The tariffs in the municipality of São Bernardo do Campo are adjusted pursuant to a different methodology due to the difference between the tariffs charged in that municipality when we assumed the service and the tariffs we were charging in other metropolitan municipalities we serve.  The adjustments in São Bernardo do Campo were set so that in September 2012 the tariff charged in this municipality and the tariff charged in the other municipalities of the region became the same.  With respect to the municipality of Lins, our tariff is adjusted in January according to the variation of the IPCA for the last twelve‑month period ended November 30.  In regards to Magda, adjustments are expected to be made by 2015.

Regarding the tariff revision process, led by ARSESP, it was agreed that we should have delivered a proposal of a new tariff structure by the end of April, 2013. However, we have requested that the deadline be extended a year and we still cannot say whether this request will be accepted by the regulator. Until the new tariff structure we propose is approved by ARSESP, we will continue to use our current tariff structure.  As such, we currently divide tariffs into two categories:  residential and non‑residential.  The residential category is subdivided into standard residential, residential social and favela (shantytowns).  The residential social tariffs apply to residences of low‑income families, residences of persons unemployed for up to 12 months and collective living residences.  The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure.  The latter two sub‑categories were instituted to assist lower‑income customers by providing lower tariffs for consumption.  The non‑residential category consists of:  (i) commercial, industrial and public customers; (ii) ”not‑for‑profit” entities that pay 50.0% of the prevailing non‑residential tariff;  (iii) government entities that have entered into a water loss reduction agreement with us and pay 75.0% of the prevailing non‑residential tariff; and (iv) public entities that have entered into program agreements, for municipalities with a population of up to 30,000 and with half or more classified according to their degree of social vulnerability by the Social Vulnerability Index of São Paulo (Índice Paulista de Vulnerabilidade Social) 5 and 6, of the SEADE, obtained through the analysis of the 2000 Census figures, and start to receive tariff benefits, in accordance with our normative ruling, for the category of public use, at the municipality level.  The tariffs are equal to those offered to the commercial/entity of social assistance and that corresponds to 50.0% of the public tariffs without contractual provisions referred to in item (iv) above.

We established a new tariff schedule, effective May 2002, for commercial and industrial customers that consume at least 5,000 cubic meters of water per month and that enter into fixed demand agreements (take‑or‑pay) with us for at least one‑year terms.  In October 2007, the minimum volume for entering into these agreements was reduced from 5,000 cubic meters per month to 3,000 cubic meters per month.  We believe this tariff schedule will help prevent our commercial and industrial customers from switching to the use of private wells.  Since 2008, we have been authorized by ARSESP to establish tariffs for non‑residential customers, such as industrial and commercial customers, that consume more than 3,000 cubic meters per month, with a maximum tariff equal to the tariffs applicable to non‑residential customers that consume more than 50 cubic meters per month.  In 2010, ARSESP authorized a reduction in the minimum volume of consumption for customers that enter into demand agreements with us to a minimum of 500 cubic meters per month.

We establish separate tariff schedules for our services in each of the São Paulo metropolitan regions and each of the interior region of São Paulo State and coastal regions which comprise our Regional systems.  Each tariff schedule incorporates regional cross‑subsidies, taking into account the customers’ type and volume of consumption.  Tariffs paid by customers with high monthly water consumption rates exceed our costs of providing water service.  We use the excess tariff billed to high‑volume customers to compensate for the lower tariffs paid by low‑volume customers.  Similarly, tariffs for non‑residential customers are established at levels that subsidize residential customers.  In addition, the tariffs for the São Paulo metropolitan region generally are higher than tariffs in the interior region of São Paulo State and coastal regions.

Sewage charges in each region are fixed and are based on the same volume of water charged.  In the São Paulo metropolitan region and the coastal region, the sewage tariffs equal the water tariffs.  In the interior São Paulo State region, sewage tariffs are approximately 20.0% lower than water tariffs.  Wholesale water rates are the same for all municipalities served.  We also make available sewage treatment services to those municipalities in line with the applicable contracts and tariffs.  In addition, various industrial customers pay an additional sewage charge, depending on the characteristics of the sewage they produce.

Each category and class of customer pays tariffs according to the volume of water consumed.  The tariff paid by a certain category and class of customer increases progressively according to the increase in the volume of water consumed.  The following table sets forth the water and sewage services tariffs by (i) customer category and class and (ii) volume of water consumed, charged in cubic meters during the years and period stated in the São Paulo metropolitan region.

		As of December 31,
Customer Category Consumption	2013(5)	2012(4)	2011(3)	2010(2)
Residential
Standard Residential:
0‑10(1)	1.63	1.59	1.52	1.42
11‑20	2.55	2.49	2.37	1.22
21‑50	6.37	6.22	5.92	5.54
Above 50	7.02	6.86	6.52	6.10
Social:
0‑10(1)	0.55	0.54	0.51	0.48
11‑20	0.96	0.94	0.89	0.83
21‑30	3.37	3.29	3.13	2.93
31‑50	4.82	4.71	4.48	4.19
Above 50	5.32	5.20	4.95	4.63
Favela (shantytown):
0‑10(1)	0.42	0.41	0.39	0.37
11‑20	0.48	0.47	0.45	0.42
21‑30	1.59	1.55	1.47	1.38
31‑50	4.82	4.71	4.48	4.19
Above 50	5.32	5.20	4.95	4.63

		As of December 31,
Customer Category Consumption	2013(5)	2012(4)	2011(3)	2010(2)
Non-Residential
Commercial/Industrial/Governmental:
0-10(1)	3.28	3.20	3.04	2.85
11-20	6.37	6.22	5.92	5.54
21-50	12.21	11.93	11.35	10.62
Above 50	12.72	12.43	11.82	11.06
Social Welfare Entities:
0-10(1)	1.64	1.60	1.52	1.42
11-20	3.19	3.12	2.97	2.78
21-50	6.13	5.99	5.70	5.34
Above 50	6.36	6.21	5.91	5.53
Government entities that employ the Rational Use of Water Program (Programa de Uso Racional da Água), or PURA, with reduction agreement:
0-10(1)	2.45	2.40	2.28	2.14
11-20	4.77	4.66	4.43	4.15
21-50	9.18	8.97	8.53	7.98
Above 50	9.54	9.32	8.86	8.29

______________

(1)     The minimum volume charged is for ten cubic meters per month.

(2)     From September 11, 2010 to September 10, 2011.

(3)     From September 11, 2011 to September 10, 2012.

(4)     From September 11, 2012 to April 21, 2013.

(5)   Since April 22, 2013.

In 2012, 2011 and 2010, the average tariff calculated for the Regional systems was approximately 30% below the average tariff of the São Paulo metropolitan region.

The Basic Sanitation Law requires states to establish independent regulators with the responsibility of monitoring basic sanitation services and regulating tariffs.  Federal law No. 11,445/07 and São Paulo State Law No. 1,025/07 established the ARSESP, which regulates and supervises the basic sanitation services that we provide in municipalities that have agreed to come under ARSESP’s jurisdiction.  For the municipalities that have not yet agreed to come under ARSESP’s jurisdiction for which we currently provide basic sanitation services, we determine tariffs based on State Decree 41,446/96. ARSESP has proposed or enacted a number of regulatory changes, including the following:

•         In 2008, the tariff adjustment formula was reviewed. In 2009, ARSESP opened the methodology for tariff revisions for public discussion and hearings. In 2010, ARSESP published Resolution No. 156.  This resolution established the methodology and general criteria for the valuation of our regulatory asset base to be used for purposes of tariff review processes and auditing. During 2011 and 2012 ARSESP held further public consultations regarding the methodology for tariff revisions, which was finally specified and disclosed in April 2012.  In November 2012, ARSESP published a preliminary technical note for public consultation, proposing a preliminary initial maximum average tariff (P0) and efficiency gains factor (X), based on a preliminary evaluation of assets held by us.  Following further public consultations, in March 2013 ARSESP published two resolutions, Resolution No. 406 and Resolution No. 407.

•         Resolution No. 406 sets out the following:  (i) an initial maximum average tariff (P0) and a preliminary asset base value to apply until the conclusion of an external audit of our asset base, resulting in a tariff revision of 2.3509%; (ii) authorizes the repayment to consumers of the regulation and supervision rate of 0.5% immediately after the conclusion of the operational adjustments necessary for the inclusion of this rate in the bills in the municipalities where it will be charged; (iii) ARSESP also establishes an annual tariff adjustment formula, to be implemented during the second tariff cycle, consisting of the IPCA variation (a consumer price index) for the period, adjusted by an efficiency factor designed to transfer a portion of our productivity gains to consumers, and further adjusted to reflect changes in service quality to be defined and applied as of the third year of the second tariff cycle.  According to ARSESP’s timetable the final maximum average tariff (P0) will be announced in August 2013 after the asset base value presented by us is audited.

•         A tariff revision of to a rate of 2.3509% was implemented in April 2013 pursuant to Resolution No. 406. Additionally, we will pass an inspection fee of 0.5% to consumers immediately after the conclusion of the operational adjustments necessary for the inclusion of this rate in the bills to municipalities where it will be charged.

•         Resolution No. 407 authorizes us to pass on to the service bill legal charges defined by municipal legislation, which under the Program Contracts and the Sewage and Water Supply Service Contracts must be considered in the tariff revision.

In April 2013, ARSESP passed Resolution No. 413, which effectively suspended Resolution No. 407, thereby postponing the authorization for the passing on to consumers of billing of taxes to municipalities, which prior to this Resolution had been established in Resolution No. 407. The final decision regarding Resolution No. 407 has been postponed until August 2013.

In August 2012, ARSESP published Resolution No. 346, which established the principle that users should be compensated for any interruptions in water supply.  Implementation of this regulation has been suspended pending further technical discussions.

Marketing Channels

As of December 31, 2012, we were the concessionaire for the provision of water supply and collection, treatment and disposal of sewage services directly to end consumers for 363 municipalities of the State of São Paulo.  We also supply water on a wholesale basis to six municipalities located in the São Paulo metropolitan region.  It is the responsibility of these municipalities to then distribute the water to end consumers.  We provide sewage services to five of these municipalities.  Because of our distribution infrastructure, end consumers to whom we offer water services on a wholesale basis cannot alternatively acquire such services directly from us.  For more information on service concessions, see “4.B. Business Overview—Wholesale Operations.”

Energy Consumption

Energy is essential to our operations, and as a result we are one of the largest users of energy in the State of São Paulo.  In the year ended December 31, 2012, we used 1.76% of the total energy consumption in the State of São Paulo.  To date, we have not experienced any major disruptions in energy supply.  Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of operations or prospects.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to risks associated with the provision of water and sewage services.”

Energy prices have a significant impact on our results of operations.  An average increase in energy prices of 17.6% in 2003 negatively affected our results of operations in 2004.  In 2012, 44% of our total energy consumption occurred within the “free market,” where we can more efficiently negotiate the supply of energy.  This energy was provided by Companhia Energética São Paulo, or CESP, pursuant to a long‑term contract expired in October 2012.  As of October 2012, we entered into long‑term contracts with AES Tiête (39%) and Tractebel Energia S.A. (61%) to provide these services until 2015.

Insurance

We maintain insurance covering, among other things, fire or other damage to our property and office buildings and third‑party liability.  We also maintain insurance coverage for directors’ and officers’ liability (D&O insurance).  We currently obtain our insurance policies by means of public bids involving major Brazilian and international insurance companies that operate in Brazil.  As of December 31, 2012, we had paid a total aggregate amount of R$6.5 million in premiums.  In addition, we paid R$1.5 million for a D&O insurance policy, covering R$4.4 billion in assets, third‑party liabilities and D&O insurance.  We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption of our activities.  In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages.  We believe that we maintain insurance at levels customary in Brazil for our type of business.

Environmental Matters

Our environmental policy establishes environmental management directives that allow us to become a contributing force to environmental sustainability and excellence.  These directives are based on a systematic approach to the environment, which allows us to develop a plan that integrates economic, environmental and social dimensions of our work with sustainable use of natural resources.

In order to coordinate the environmental demands with the specific needs of the different places we operate, we have implemented 20 Environmental Management Centers (Núcleos de Gestão Ambiental), or NGAs.  The NGAs are closely involved in operational matters, providing decision‑making support at a local level and seeking to ensure that environmental guidelines are respected throughout our organization.  In this manner, they help contribute to the ongoing improvement of our environmental performance.

We have the following environmental management programs:

•         execution of an Environmental Management System, or EMS, in our water and sewage treatment stations (“WTS” and “STS”).  The EMS is present in 65 stations and we intend to expand it to 129 plants by the end of 2013.  We also expect to have it implemented in 302 WTSs and STSs by 2018.  Additionally, we pursue the ISO 14001 certification for our strategic plants.  As of December 31, 2012, we have ISO 14001 certification for 50 STSs.

•         participation in the Carbon Disclosure Project;

•         conception and formation of the Corporate Management of Greenhouse Gas Program (Programa Corporativo de Gestão de Emissões de Gases de Efeito Estufa);

•         formation and implementation of a corporate program for obtaining and maintaining environmental licenses and granting of water usage rights (Programa Corporativo de Manutenção e Obtenção do Licenciamento Ambiental);

•         the implementation of the Environmental Education Program (PEA SABESP), including over one hundred environmental education actions and projects involving the community and other stakeholders;

•         management of our institutional representation in the State and National Systems of Water Resources Management, including training of company representatives to participate in councils of the National and State Systems for the Management of Water Resources (Sistemas Nacional e Estadual de Gerenciamento de Recursos Hídricos e Meio Ambiente), training of the representatives for participation in the process of establishing criteria for the charging of water usage, monitoring of water basin plans (Planos das Bacias), water bodies classification programs and the establishment or review of specific legislation on the matter;  and

•         implementation of the SABESP 3‑Rs Program (Programa SABESP 3Rs) for the reduction, re‑use and recycling of waste of administrative activities, a program involving the two largest administrative areas of our Company with plans to include all other administrative areas.

In addition to corporate environmental management initiatives, since 2008, we have launched several projects to benefit the environment by engaging the community and third parties with non‑governmental organizations, including:

•         Oil Recycling Program (Programa de Reciclagem de Óleo de Fritura);

•         Program of Lectures on Environmental Management (Ciclos de Conferências de Gestão Ambiental);

•         Supporters of Sustainability (Audiências de Sustentabilidade);

•         ‘Nossa Guarapiranga’ Project (Programa Nossa Guarapiranga);

•         Environmental Support Actions (ecomobilizações);

•         First Green Building (Primeiro Predio Verde Certificado);

•         Recycling programs;

•         Reforestation Program and Seedling Plantation Program

•         Green Post (Ecoposto Sabesp);

•         Maintaining of environmentally protected areas;

•         Green Life Program (Programa Verde Vida); and

•         Support and sponsoring of environmentally important projects and initiatives;

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

We have begun significant initiatives, such as the corporate program for water loss reduction and the implementation of small hydroelectric power plants, to reduce GHG emissions during the coming years.  We recently launched the Aquapolo project, the fifth largest project in the world to use reclaimed water production for industrial purposes, which uses treated sewage as input.  This project, capable of producing 1,000 liters per second (Ps) of reclaimed water, will increase the supply of treated water for the São Paulo metropolitan region and may potentially reduce GHG emissions.  Our investments in the Aquapolo project amounted to approximately R$252 million.  We created our inventory of GHG emissions for the year 2008 and in 2012 updated this inventory for the years 2009 and 2010.  Moreover, we are developing a management program for GHG emissions.

At this point, it is still not possible to predict if climate change policies will provide opportunities or generate new costs for us.  Reducing our emissions of carbon dioxide will involve costs and expenses related to implementing more stringent control mechanisms, adopting pollution prevention measures and actions to minimize the generation of GHGs.  We may not receive financial incentives to offset all or part of these costs.  In addition, if limitations in GHG emissions affect our supply chain and increase our costs, we may not be able to pass on these costs to our end consumers.  See “4.B.  Business Overview—Tariffs.”

Regulation of GHG emissions could also benefit us in the short term, since we may be able to obtain subsidies, financial investments and tax incentives for projects to protect and restore water sources, conserve water, treat sewage, conserve energy, increase energy efficiency, and promote self‑generated energy, among other projects that seek to reduce the impact of climate change.

Carbon Disclosure Project

•         Carbon Disclosure Project Investors.  We participate in the Carbon Disclosure Project, a global initiative focused on the financial risks related to climate change.  Through this project, main international institutional investors ask the world’s largest companies to demonstrate that they are managing carbon effectively.  We have received and responded to the project’s questionnaires since 2006.  The companies that opt to have their answers disclosed to the public, as in our case, have their answers published in an international website of public interest.  The questionnaire asks mainly questions related to the aspects of climate change and corporate governance, the physical, financial and regulatory effects of climate change, and opportunities that affect or could positively or negatively affect us.

•         Carbon Disclosure Project Supply Chain.  On December 2010, we adhered to the Carbon Disclosure Project Supply Chain 2011.  We only participated in this program in 2011 due to the low support of suppliers.

Physical Effects of Climate Change

Since our financial performance is closely linked to climate patterns that influence the availability of water (in terms of quantity and quality of water resources), extreme weather conditions may adversely affect our business and operations.  If long‑term climate change causes significant alterations in environmental conditions, such as an increase in the frequency of extreme weather conditions, this could affect the quality and quantity of water available for abstraction, treatment and supply, affecting the costs of services and tariffs.

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

See “Item 3.D. Risk Factors—Risks Relating to Our Business—New laws and regulations relating to climate change and changes in existing regulation, as well as the physical effects of climate change, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.”

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

In Brazil, there are three federal legal regimes for contracting water and sewage services:  (i) public concessions, regulated by Law No. 8,987/1995, which require a prior public bidding process; (ii) administration of public services through cooperation agreements between the federal government and local public authorities at State and municipal level without the need for a public bidding process, regulated by the Public Consortia and Cooperation Agreement Law; and (iii) public‑private partnerships, regulated by Law No. 11,079/2004, used to grant concessions to private companies to provide public services and used in relation to construction works associated with the provision of public services.  Until 2005, we had adopted the regime for public concessions.  Following the entry into force of the Public Consortia and Cooperation Agreement Law, we adopted the administration of public services through cooperation agreements, which can be used alongside the other two regimes.

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

The Basic Sanitation Law

On January 5, 2007, Federal Law No. 11,445, or the Basic Sanitation Law, was enacted, establishing nationwide guidelines for basic sanitation and seeking to create appropriate solutions for the situation of each state and municipality, facilitating the technical cooperation between the state and municipalities.  In addition, the federal government will enact its public policy to facilitate access to financing alternatives that are compatible with the costs and terms of the sanitation industry, in substitution of the PLANASA model.  On June 21, 2010, the federal government enacted Federal Decree No. 7,217, regulating the Basic Sanitation Law.  See “Risk Factors—Risks Relating to our Business—The Brazilian Basic Sanitation Law is still in the process of implementation and interpretation, and doubts remain as to its full impact on the industry.  ARSESP, the regulator, has the function to implement regulations under the Basic Sanitation Law within the State of São Paulo, and is in the process of reviewing, implementing and proposing changes to São Paulo State water and sewage regulations, including potentially significant changes to the tariff methodology and structure applicable to our business.  The current regulatory uncertainty, and any of the changes that are currently proposed, may have an adverse effect on our business.”

The Basic Sanitation Law establishes the following principles for basic sanitation public services:  universalization, integrality, efficiency and economic sustainability, transparency of actions, social control and integration of infrastructure and services with the management of water resources.  It does not define the ownership of the sanitation services, but establishes the minimum liability for the exercise of ownership, such as the development of the sanitation plan, definition of the person responsible for regulation and control and, establishment of the rights and obligations of the users and of the social control mechanisms.  It also defines the regionalized performance of the services (i.e., one single provider serves two or more owners, for which there may be one plan for the combination of services).

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

On December 16, 1996, the governor of the State of São Paulo issued a decree which approved the existing tariff system and allowed us to continue to set our own tariffs.  We used to set our tariffs based on the general objectives of maintaining our financial condition and preserving “social equality” in terms of the provision of water and sewage services to the population while providing a return on investment.  The governor’s decree also directs us to apply the following criteria in determining our tariffs:

•         category of use;

•         capacity of the water meter;

•         characteristics of consumption;

•         volume consumed;

•         fixed and floating costs;

•         seasonal variations of consumption; and

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

The current tariff structure maintains different tariff schedules, depending upon whether a customer is located in the São Paulo metropolitan region or the Regional systems.  There are four levels of volume consumed for each category of customer, except for the residential social and favelas (shantytowns).  The residential social tariffs apply to residences of low income families, residences of persons unemployed for up to 12 months and collective living residences.  The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure.  The latter two sub categories were instituted to assist lower income customers by providing lower tariffs for consumption.  Customers are billed on a monthly basis.  Water and sewage bills are based upon water usage determined by monthly water meter readings.  Larger customers, however, have their meters read every 15 days to avoid nonphysical loss resulting from faulty water meters.  Sewage billing is included as part of the water bill and is based on the water meter reading.  We are also authorized to enter into individual contracts with certain customers, such as municipalities, to supply water or sewage services on a wholesale basis.

The Basic Sanitation Law requires states to establish independent regulators with the responsibility of monitoring basic sanitation services and regulating tariffs.  Federal law No. 11,445 and São Paulo State Law No. 1,025/07 established the ARSESP, which regulates and supervises the basic sanitation services that we provide in municipalities that have agreed to come under ARSESP’s jurisdiction.  For the municipalities that have not yet agreed to come under ARSESP’s jurisdiction for which we currently provide basic sanitation services, we determine tariffs based on State Decree 41,446/96. ARSESP has proposed or enacted a number of regulatory changes, including the following:

•         In 2008, the tariff adjustment formula was reviewed. In 2009, ARSESP opened the methodology for tariff revisions for public discussion and hearings. In 2010, ARSESP published Resolution No. 156.  This resolution established the methodology and general criteria for the valuation of our regulatory asset base to be used for purposes of tariff review processes and auditing. During 2011 and 2012 ARSESP held further public consultations regarding the methodology for tariff revisions, which was finally specified and disclosed in April 2012.  In November 2012, ARSESP published a preliminary technical note for public consultation, proposing a preliminary initial maximum average tariff (P0) and efficiency gains factor (X), based on a preliminary evaluation of assets held by us.  Following further public consultations, in March 2013 ARSESP published two resolutions, Resolution 406 and Resolution 407.

•         Resolution No. 406 sets out the following:  (i) an initial maximum average tariff (P0) and a preliminary asset base value to apply until the conclusion of an external audit of our asset base, resulting in a tariff revision of 2.3509; (ii) authorizes the repayment to consumers of the regulation and supervision rate of 0.5% immediately after the conclusion of the operational adjustments necessary for the inclusion of this rate in the bills in the municipalities where it will be charged; (iii) ARSESP also establishes an annual tariff adjustment formula, to be implemented during the second tariff cycle, consisting of the IPCA variation (a consumer price index) for the period, adjusted by an efficiency factor designed to transfer a portion of our productivity gains to consumers, and further adjusted to reflect changes in service quality to be defined and applied as of the third year of the second tariff cycle.  According to ARSESP’s timetable the final maximum average tariff (P0) will be announced in August 2013 after the asset base value presented by us is audited.

•         A tariff revision of to a rate of 2.3509% was implemented in April 2013 pursuant to Resolution No. 406. Additionally, we will pass an inspection fee of 0.5% to consumers immediately after the conclusion of the operational adjustments necessary for the inclusion of this rate in the bills to municipalities where it will be charged.

•         Resolution No. 407 authorizes us to pass on to the service bill legal charges defined by municipal legislation, which under the Program Contracts and the Sewage and Water Supply Service Contracts must be considered in the tariff revision.

In April 2013, ARSESP passed Resolution No. 413, which effectively suspended Resolution No. 407, thereby postponing the authorization for the passing on to consumers of billing of taxes to municipalities, which prior to this Resolution had been established in Resolution No. 407. The final decision regarding Resolution No. 407 has been postponed until August 2013.

In August 2012, ARSESP published Resolution No. 346, which established the principle that users should be compensated for any interruptions in water supply.  Implementation of this regulation has been suspended pending further technical discussions.

Furthermore, since Law No. 11,445 permits municipalities to create their own regulatory agencies rather than being subjected to overview by ARSESP, a number of municipalities created their own regulatory agencies.  The municipality of Lins, which had decided in 2007 to create its own regulatory authority, revised this decision in 2010 and transferred the regulation of the water activities performed in Lins, including the setting of tariffs, to ARSESP.  Lins has retained, however, the power to ultimately approve the tariff set by ARSESP.  The municipalities of São Bernardo do Campo and Magda retained the power to readjust the tariffs applied therein.  Additionally, the municipalities in which the hydrographic basins of the Piracicaba, Capivari and Jundiaí rivers are located created a consortium for the regulation and supervision of our activities in that area in 2011.  We are currently involved in legal proceedings in which this consortium is claiming that it has jurisdiction over our activities in the municipality of Piracaia and that ARSESP has no right to regulate our activities or set tariffs in the municipality.  We cannot predict the outcome of this case or how it may impact our business.  See “Risk Factors—Risks Relating to Our Business—The Brazilian Basic Sanitation Law is still in the process of implementation and interpretation, and doubts remain as to its full impact on the industry.  ARSESP, the regulator, has the function to implement regulations under the Basic Sanitation Law within the State of São Paulo, and is in the process of reviewing, implementing and proposing changes to São Paulo State water and sewage regulations, including potentially significant changes to the tariff methodology and structure applicable to our business.  The current regulatory uncertainty, and any of the changes that are currently proposed, may have an adverse effect on our business.”

Consumer Relations in the State of São Paulo

In 2011 ARSESP altered the standard contract that we are required to use in our relationships with retail customers, requiring that invoices be sent to the consumer of the service rather than the owner of the property.  We estimate that this change will affect ongoing legal disputes, particularly those regarding collection procedures, as well as business discussions in general.  Since this change is still being implemented, we are not currently able to predict its impact on our business.

In 2009 ARSESP enacted rules regarding the following:

•         general terms and conditions for water and sewage services;

•         procedures for communication regarding any failure in our services;

•         penalties for deficiencies in the provision of basic sanitation services; and

•         procedures for confidential treatment of our customers’ private information.

We are currently evaluating the enforceability and legality of some of these rules.  Implementation of these rules started during 2011, is currently ongoing, and is expected to continue for the next few years.  The implementation of these rules will impact our commercial and operations processes, and may adversely affect us in ways we cannot currently predict.

Regarding changes to the communication process for the reporting of failures, ARSESP has modified the rules and standards for supervision and reporting of incidents.  We have implemented these requested changes.  Currently, part of the reporting of incidents occurs online, through the Incident Reporting System (“Sistema de Comunicação de Incidentes”) established by ARSESP, which introduces greater transparency and control to our operations.

We are attentive to these regulatory changes, have been working toward meeting ARSESP’s requirements and recommendations, and have presented technical, legal and factual reasons for any conduct that ARSESP may find irregular.  As a result, we are subject to few regulatory infractions and to limited fines.  See “Risk Factors—Risks Relating to Our Business—The Brazilian Basic Sanitation Law is still in the process of implementation and interpretation, and doubts remain as to its full impact on the industry.”  ARSESP, the regulator, has the function of implementing regulations under the Basic Sanitation Law within the State of São Paulo, and is in the process of reviewing, implementing and proposing changes to São Paulo State water and sewage regulations, including potentially significant changes to the tariff methodology and structure applicable to our business.  The current regulatory uncertainty, and any of the changes that are currently proposed, may have an adverse effect on our business.”

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

A municipality that chooses to assume the direct control of its water and sewage services must terminate the current relationship by duly compensating the service provider.  Subsequently, the municipality will be in charge of rendering services or of conducting a public bidding process to grant the concession to potential concessionaires, including agreements with public companies directly.  Although the Constitution of the State of São Paulo determines that the relevant municipality would have to pay us for the unamortized book value of the assets related to any concession and assume any corresponding debt, with the exclusion of any amounts that have been paid to us by the municipality, upon termination or non‑renewal of the concession, the payment for termination may not be effected immediately, and any termination could negatively affect our cash flows, operating results and financial situation.  The Basic Sanitation Law reduced the maximum time period for payment of indemnification in such cases to four years.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—The municipalities may terminate our concessions before they expire in certain circumstances.  The indemnification payments we receive in such cases may be less than the value of the investments we made.”

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

In the majority of municipalities where we operate, the new contracts have been formalized pursuant to the provisions of the Federal Public Bidding Law that allows the public bidding process to be waived under certain circumstances.  In addition, there are pending cases before the Brazilian Supreme Court regarding whether the right to execute concession and program agreements in the metropolitan regions belongs to the State or the municipal government. On February 28, 2013 the Brazilian Supreme Court decided a pending case on this matter related to the State of Rio de Janeiro.  A majority of the court held that the State and municipal governments must set up new joint entities to oversee the planning, regulation and auditing of basic sanitation services in metropolitan regions.  On March 6, 2013, the court ruled that this decision would come into effect after a 24-month period with respect to the State of Rio de Janeiro. The São Paulo metropolitan region accounted for 74.1% of our gross operating revenue in 2012 (excluding revenues relating to the construction of concession infrastructure).  We cannot predict how the shared management of these operations will be carried out in the São Paulo metropolitan region and other metropolitan regions we operate in or what effect it may have on our business, financial condition or results of operation.  See “Item 3.D. Risk Factors—Risks Relating to Our Business –”The Brazilian Basic Sanitation Law is still in the process of implementation and interpretation, and doubts remain as to its full impact on the industry.  ARSESP, the regulator, has the function of implementing regulations under the Basic Sanitation Law within the State of São Paulo, and is in the process of reviewing, implementing and proposing changes to São Paulo State water and sewage regulations, including potentially significant changes to the tariff methodology and structure applicable to our business.  The current regulatory uncertainty, and any of the changes that are currently proposed, may have an adverse effect on our business.”

On June 18, 2009, Municipal Law No. 14,934/2009 was enacted and this law revoked Law No. 13,670/2003, which had originally created the discussion on whether the State or the Municipality was the one with the power to grant and monitor formal concessions for water and sewage services in the city of São Paulo.  On June 23, 2010, we entered into a formal agreement with both the State and the city of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30‑year period, which may be extended for an additional 30‑year period.

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

On January 13, 2006, the Governor of the State of São Paulo enacted State Decree No. 50,470, amended by State Decrees No. 52,020, dated July 30, 2007, and No. 53,192, dated July 1, 2008, which provide for the rendering of water and sewage services in the State of São Paulo.  According to these decrees, we may enter into agreements with municipalities in connection with the provision of water and sewage services by means of the so‑called “program agreement without a public bidding process.”  In addition, these decrees establish that we will continue to render services in the areas covered by the concession granted by the State.

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

The main duty of the Commission for the Regulation of Sanitation Service of the State of São Paulo was conducting studies for the creation of a regulatory agency for the basic sanitation industry and the presentation of legal and regulatory measures.  The completion of such duties resulted in the publication of supplementary Law No. 1,025 of December 7, 2007, which created ARSESP.  Furthermore, Supplementary Law No. 1,025/2007 maintained the State Sanitation Council (Conselho Estadual de Saneamento – CONESAN), created by Supplementary Law No. 7,750/92, as an advisory council to define and implement the state basic sanitation policy, and the State Sanitation Fund (Fundo Estadual de Saneamento ‑FESAN).  The State Sanitation Fund is connected to the State Secretariat for Sanitation and Water Resources, and collects and manages resources that support State‑approved programs, as well as the development of technology, management and human resources and a sanitation information system, in addition to other support programs.

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

•         the establishment, in accordance with the tariff guidelines defined by Decree No. 41,446/96, of tariffs and other methods that provide compensation for our services, adjustment and review of such tariffs and methods to ensure the financial‑economic balance of services and low‑cost tariffs through mechanisms that increase service efficiency and lead to the distribution of productivity gains to society; and

•         the approval, oversight and regulation (including tariff issues) of the sewage treatment and wholesale water supply agreements entered into between the state supplier and other suppliers, pursuant to Article 12 of the Basic Sanitation Law.

With respect to municipal basic sanitation, ARSESP oversees and regulates services (including tariff issues) that have been delegated by municipalities to the State as a result of cooperation agreements that authorize program agreements between the municipalities and us for as long as it is convenient to the municipality’s public interest.

For its services, ARSESP charges 0.50% of the annual total invoice from gross operating revenue (excluding revenues relating to the construction of concession infrastructure) of the municipality.  This fee is collected from municipalities that have a signed program agreement with us and the municipalities located in the metropolitan regions.

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

•         to create subsidiaries, which may become majority or minority shareholders in other companies; and

•         to establish partnerships with national or foreign companies, including other state or municipal basic sanitation companies, in order to expand our activities, share technology and expand investments related to basic sanitation services.

Public‑Private Partnerships

The PPP is a form of agreement with the public administration used for the concession of services to private enterprises, as well as for construction works coupled with the provision of services.  PPPs are regulated by the State of São Paulo through Law No. 11,688, which was enacted on May 19, 2004.  PPPs may be used for:  (i) implantation, expansion, improvement, reform, maintenance or management of public infrastructure; (ii) provision of public services; and (iii) exploitation of public assets and non‑material rights belonging to the State.

Payment is conditioned upon performance.  The payment may be collected through:  (i) tariffs paid by users; (ii) use of resources from the budget; (iii) assignment of credits belonging to the State; (iv) transfer of rights related to the commercial exploitation of public assets; (v) transfer of real property and other property of assets; (vi)  public debts securities; and (vii) other revenues.

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

Water Usage

State law establishes the basic principles governing the use of water resources in the State of São Paulo in accordance with the State constitution.  These principles include:

•         rational utilization of water resources, ensuring that their primary use is to supply water to the population;

•         optimizing the economic and social benefits resulting from the use of water resources;

•         protection of water resources against actions which could compromise current and future use;

•         defense against critical hydrological events which could cause risk to the health and safety of the population or economic and social losses;

•         development of hydro‑transportation for economic benefit;

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

Our main operating units have been granted water usage rights; however, we also have several operating units where water rights are not in place.  To help obtain the remaining water rights, we have established a corporate program for obtaining and maintenance of grants.  We expect to receive water usage rights for all of our operating units by 2013.

In July 2000, ANA was established to develop the National System for Water Resources Management.  According to existing law, the hydrographic basins committees are authorized to charge users, such as us, for the abstraction of water from, or dumping of sewage into, water bodies controlled by these agencies.  Since 2003 and as of December 31, 2012, we have paid R$119.5 million to ANA, DAEE and water basins agencies.  These institutions have used these amounts to pay for expenses related to the National and the State Systems for the Management of Water Resources (Sistema Nacional e Sistema Estadual de Gerenciamento de Recursos Hídricos) and principally to sponsor studies, programs, projects and constructions provided for in the Water Basin Plan (Plano de Bacia).  Resources for these projects may be loaned or provided to governmental agencies and corporations, including us, for use in projects related to the conservation and recovery of water resources.

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

The control and environmental planning instruments are defined by several legal instruments, such as State Law No. 997/1976, which regulates environmental pollution control; CONAMA Resolution No. 05/1988, which requires licensing of sanitation projects that cause significant alterations to the environment; CONAMA Resolution No. 237/1997, which regulates (i) environmental licenses, (ii) federal, state and local jurisdiction over environmental issues, (iii) the list of activities subject to licensing; and (iv) environmental impact studies and reports; State Decree No. 47,400/2002 and related articles from State Law No. 9,509/1997 regarding environmental licensing; and State Decree No. 8,468/76, CONAMA Resolution No. 357/2005, CONAMA Resolution No. 397/08 and CONAMA Resolution No. 430/11 and the granting of rights for using and interfering with water resources (Portaria Departamento de Águas e Energia Elétrica 717/96).  Projects with significant environmental impact are subject to specific studies prepared by multidisciplinary teams that present a series of recommendations focused on minimizing the environmental impact.  These studies are then submitted for analysis and approval by the government authorities.  The licensing process is composed of three stages, including the following licenses:

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

We have established a program (Programa Corporativo de Manutenção e Obtencão do Licenciamento Ambiental) to obtain all necessary licenses in an effort to bring us into full compliance with environmental regulations by 2015.  As of the date of this annual report, we were not in possession of all licenses required in connection with our operations.  Our failure to obtain such licenses may result in the imposition of fines and penalties.  With respect to new operations, feasibility and environmental compliance are carried out throughout respective projects.

Sewage Requirements

State law sets forth regulations regarding pollution control and environmental preservation in the State of São Paulo.  State law establishes the conditions and limitations for waste discharge that impact water, air and soil resources.  According to this law, in areas in which there is a public sewage system, all effluents of a “polluting source” must be discharged to such system.  It is the responsibility of the polluting source to connect itself to the public sewage system.  All effluents to be discharged are required to meet the standards and conditions established by the applicable environmental law, which allows such effluents to be treated by our treatment facilities and discharged in an environmentally safe manner.  Effluents that do not comply with such criteria are prohibited from being discharged into the public sewage system.  State legislation also establishes that liquid effluents, except those related to basic sanitation, be subjected to pre‑treatment so that they meet the required mandatory levels before being discharged into the public sewage system.  National sanitation guidelines are also established in Article 45 of Federal Law No. 11,455/2007.

The CETESB is authorized under State law to monitor discharges of pollutants into the environment and to enforce the requirements of State law.  The CETESB is responsible for issuing preliminary installation and operation licenses granted to the pollution sources, including sewage treatment facilities.

The CETESB also regulates the discharge of effluents into water bodies and must approve all of our treatment facilities in accordance with federal and state regulations.  State and federal water resource legislation establishes the charging of fees for the discharge of treated effluents into water bodies.  This provision is already in force in relation to some water basins, and is in different stages of implementation in remaining basins.  See “—Government Regulation—Water Usage.”

Governmental Restrictions on Incurrence of Debt

On June 30, 1998, the CMN issued Resolution No. 2,515/98 amending certain conditions that must be observed with respect to external credit operations (i.e., foreign currency borrowings) of states, the Federal District of Brasilia, municipalities and their respective autarquias (agencies), foundations and non‑financial companies, including us.  This resolution provides, among other things, that, with certain exceptions applicable to the importation of goods and services:

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

Our foreign currency‑denominated transactions are also subject to the approval of the National Secretariat of Treasury (Secretaria do Tesouro Nacional) and the Central Bank.  After reviewing the financial terms and conditions of the transaction, the National Secretariat of Treasury and the Central Bank will issue an approval for the closing of the foreign exchange transaction relating to the entry of the funds into Brazil and, following such entry and at our request, an electronic certificate of registration through which all scheduled payments of principal, interest and expenses will be remitted by us.  The electronic certificate of registration grants the borrower access to the market for foreign exchange.

Lending Limits of Brazilian Financial Institutions

The CMN Resolution No. 2,827 dated as of March 30, 2001, as amended, limits the amount that Brazilian financial institutions may lend to public sector companies, such as us.  Financing of projects which are put up for international bid and any financing in reais provided to the Brazilian counterpart of such international bids are excluded from these limits.

Scope of Business

State Law No. 12,292, dated as of March 2, 2006, and amended State Law No. 119, dated as of June 29, 1973, which created our Company, authorizes us to provide water and sewage services outside São Paulo (in other states of Brazil and other countries).  This law also authorizes us to own interests in other public or private‑public companies and Brazilian or international consortia.  In addition, this law permits us to incorporate subsidiaries and enter into a partnership with or acquire interests in a private company with a corporate purpose related to the sanitation business.

C.      Organizational structure

Not applicable.

D.      Property, Plant, Equipment and Intangible Assets

Our principal property, plant and equipment comprise administrative facilities which are stated at historical costs less depreciation.  The reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water mains, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections are recorded as intangible assets (concession assets).  As of December 31, 2012, we operated through 67,647 kilometers of water pipes and mains and 45,778 kilometers of sewer lines.  As of that same date, we operated 214 water treatment facilities and 502 sewage treatment facilities (including nine ocean outfalls), as well as 16 water quality control laboratories.

We own our headquarters building and all other major administrative buildings.  We have pledged some of our properties as collateral to the federal government in connection with a long‑term financing transaction we have entered into with the IBRD that was guaranteed by the federal government.  We have also pledged part of our assets in the amount of R$249.0 million as collateral as of December 31, 2012, with respect to our indebtedness under the Special Program for Payment of Federal and Social Security Related Taxes in Installments (Programa de Parcelamento Especial para Impostos Federais e Previdenciários), or PAES program.

As of December 31, 2012, the total net book value of our property, plant and equipment and intangible assets (including concession assets) was R$22,375.3 million.

All of our material properties are located in the State of São Paulo.

ITEM 4A.             UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements included elsewhere in this annual report.  The consolidated financial statements included elsewhere in this annual report have been prepared in accordance with IFRS as issued by the IASB.  This annual report contains forward‑looking statements that involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward‑looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors.”

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

A.      Operating and Financial Review and Prospects

Overview

As of December 31, 2012, we operated water and sewage systems in the State of São Paulo, including in the city of São Paulo, Brazil’s largest city, and in 363 municipalities in the State of São Paulo, which represented 56.3% of all municipalities in the State.  We also provided water services on a wholesale basis to six municipalities located in the São Paulo metropolitan region in which we did not operate water distribution systems.

The São Paulo metropolitan region, which includes the city of São Paulo, is our most important service region.  With a total population of approximately 20.8 million, the São Paulo metropolitan region accounted for 74.1%, 73.9% and 74.5% of our gross operating revenue in 2012, 2011 and 2010 (excluding revenues relating to the construction of concession infrastructure), respectively.  As of December 31, 2012, 57.8% of the concession intangible assets reflected on our balance sheet were located in this region.  In an effort to respond to demand in the São Paulo metropolitan region and because the region represents the principal opportunity to increase our net operating revenue, we have concentrated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region.  Our capital expenditure program is our most significant liquidity and capital resource requirement.

Factors Affecting Our Results of Operations

Our results of operations and financial condition are generally affected by our ability to raise tariffs, general economic conditions in Brazil and, in some previous periods, meteorological conditions.

In 2008, our net income was strongly affected by the global financial and economic crisis, which began in 2008 and whose effects were still present in 2009, resulting in a depreciation of the Brazilian real against the U.S. dollar, which adversely affected our obligations denominated in foreign currency.

In order to ensure our economic and financial strength, we have been working on increasing our efficiency and productivity gains.  For this reason, we have attempted to reduce costs.  In 2009, we decreased our staff by 9.3% pursuant to an Agreement for the Adjustment of Conduct (Termo de Ajustamento de Conduta), or TAC, with the State Public Attorney’s Office (Ministério Público Estadual).  Pursuant to the TAC, we laid off retirees who were still working for us, as well as employees representing approximately 2% of our workforce.  Our results of operations for the 2012, 2011 and 2010 fiscal years were also affected by a provision for severance payments in the amount of R$49.9 million for employees who resigned in 2012, R$47.0 million for employees who resigned in 2011 and R$19.0 million for employees who resigned in 2010.

In 2012, our costs and expenses increased 4.2% compared to an increase of 56.3% in our net income.  In 2012, the volume invoiced increased 2.7% compared to 2011.  The other increases are mainly related to the agreement with São Paulo, construction costs and credit write‑offs, which amount to R$22.1 million, R$237.5 million and R$71.9 million, respectively.

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

•         anti‑inflation measures enacted by the federal government from time to time; and

•         when necessary, the readjustment to maintain the original balance between each party’s obligation and economic gain (equilíbrio econômico‑financeiro) under the agreement.

Readjustment of our tariffs continues to be set annually and depend on the parameters established by the Basic Sanitation Law and ARSESP.  The guidelines also establish procedural steps and the terms for annual adjustments.  The annual adjustments must be announced 30 days prior to the effective date of the new tariffs, which take effect in September and remain in place for a period of at least 12 months.

The following table sets forth, for the periods indicated, the percentage increase of our tariffs, as compared to three inflation indexes:

	Year ended December 31,
	2012	2011	2010
Increase in average tariff(1)	5.2%	6.8%	4.1%
Inflation – IPC – FIPE	5.1%	5.8%	6.4%
Inflation – IPCA	5.8%	6.5%	5.9%
Inflation – IGP‑M	7.8%	5.1%	11.3%

______________

(1)   Since 2007, tariff readjustments have taken effect in September, one month after the readjustment announcement.

Sources:  Central Bank, Fundação Getulio Vargas, or FGV, and Fundação Instituto de Pesquisas Econômicas.

On April 22, 2013, ARSESP approved a revision to tariff index to a rate of 2.3509% to be applied linearly on tariffs. See “4.B. Business Overview – Tariffs.”

Effects of Brazilian Economic Conditions

As a company with all of its operations in Brazil, our results of operations and financial condition are affected by general economic conditions in Brazil, particularly by the economic activity and the inflation rate.  For example, the general performance of the Brazilian economy may affect our cost of capital and inflation may affect our costs and margins.  The Brazilian economic environment has been characterized by significant variations in economic growth rates.  However, as our product is viewed as essential, our sales revenue has demonstrated high stability over the past three years.

General Economic Conditions

The year 2010 was characterized by a strong recovery of the Brazilian economy, with a GDP growth of 7.5%, after two years of a global crisis.

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

In 2012, Brazilian GDP increased 0.9% in comparison with 2011.  At that same year, Brazil had US$378 billion in currency reserves and its trade surplus was US$19.4 billion, the worst it has been in the last decade.  The average unemployment rate in Brazil’s principal metropolitan regions was 5.5% in 2012, the lowest it has been since March 2002.

Interest Rates

In 2010, the Central Bank increased interest rates, and the official interest rate, as defined by the SELIC overnight rate target, was 10.66% as of December 31, 2010.  In 2011, until the month of August, the Central Bank continued increasing the SELIC rate, reaching 12.50% in July.  In the month of August, the Central Bank started decreasing the SELIC, closing 2011 at 11.00%.  This downward trend was maintained in 2012, with the SELIC rate closing the year of 2012 at 7.25%.  The reduction of the domestic interest rates to reduce the cost of debt, with interest rates linked to SELIC rate.

With respect to our foreign currency-denominated debt, observed a reduction in the cost of the debt linked to floating interest rates, since international interest rates have substantially reduced following the global crisis of 2008.  With regards to our fixed rate foreign currency denominated capital market debt, we have observed that it has been negotiated at the secondary bond markets with a reduction in the final yield, which may favor us, in the future, aiming to reduce interest costs and improve debt profile.

We have not utilized any derivative financial instruments or any hedging instruments to mitigate interest rate fluctuations.  However, we prioritise long term debt in foreign currency alongside multilateral organizations and official foreign government agencies and take advantage of market opportunities to preform “liability management” to reduce cost and anticipate refinancing situations.

Inflation

Inflation affects our financial performance by increasing our costs of services rendered and operating expenses.  Part of our real‑denominated debt is directly indexed to take into account the effects of inflation. Additionally, we are exposed to the mismatch between the inflation adjustement indices of our loans and financing and those of our receivables. Water supply and sewage service tariffs do not necessarily follow the increases in inflation adjustment and interest rates affecting our debt.  We cannot assure you that our tariffs will be increased, in future periods, to offset, in full or in part, the effects of inflation.

Inflation adjustments derive from collections from or payment to third parties, as contractually required by law or court decision, and are recognized on an accrual basis. Inflation adjustments included in these agreements and decisions are not considered embedded derivatives, since they are deemed as inflation adjustments for us. See Notes 2.22, 3.1 and 24 of the Consolidated Financial Statements for the impacts of inflation adjustments on our financial performance and debt.

Currency Exchange Rates

We had total foreign currency‑denominated indebtedness of R$3,215.8 million as of December 31, 2012, of which R$197.7 million relates to our current portion of our long-term foreign currency‑denominated obligations.  In the event of significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency‑denominated obligations would increase as measured in reais, particularly as our tariff and other revenue is based solely in reais.  In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  For example, in 2008, the 32.0% devaluation of the real against the dollar and the 62.9% devaluation of the real against the yen increased our financial expenses and negatively affected our overall results of operations for that year.  In contrast, in 2009 and 2010, the 25.5% and 4.3% appreciations of the real against the U.S. dollar and the 27.1% appreciation and 9.0% depreciation of the real against the yen, respectively, led to foreign exchange gains of R$528.4 million and R$66.1 million, respectively.  In 2011, the 12.6% depreciation of the real against the U.S. dollar and the 18.6% depreciation of the real against the yen, respectively, led to a foreign exchange loss of R$382.3 million.  In 2012, the 8.94% depreciation of the real against the U.S. dollar offset by the 2.4% appreciation of the real against the yen, respectively, led to a foreign exchange loss of R$50.5 million.  However, since most of our debt denominated in foreign currencies is long-term debt with a long amortization schedule, a devaluation of the real would principally impact cash flows regarding the current portion of our long-term debt.

We manage our indebtedness portfolio closely to decrease the cost of servicing our indebtedness as a whole and our exposure to exchange rate fluctuations.  We do not speculate in foreign currencies, and we do not have any exposure to derivatives tied to foreign currencies.

The following table shows the fluctuation of the real against the U.S. dollar, the period‑end exchange rates and the average exchange rates as of or for the periods indicated:

	Year ended December 31,
	2012	2011	2010
Depreciation (appreciation) of the real versus U.S. dollar	8.9%	12.6%	(4.3)%
Period‑end exchange rate – US$1.00	R$2.0435	R$1.8758	R$1.6662
Average exchange rate – US$1.00(1)	R$1.9550	R$1.6746	R$1.7593

______________

(1)   Represents the average for period indicated.

Source:  Central Bank.

The following table shows the fluctuation of the real against the yen, the period‑end exchange rates and the average exchange rates as of or for the periods indicated:

	Year ended December 31,
	2012	2011	2010
Depreciation (appreciation) of the real versus yen	(2.4)%	18.6%	9.0%
Period‑end exchange rate – ¥1.00	0.0237	0.0243	0.0205
Average exchange rate – ¥1.00 (1)	0.0245	0.0211	0.0201

______________

(1)   Represents the average for period indicated.

Source:  Central Bank.

From time to time, we may enter into forward exchange transactions to mitigate foreign currency exposure.  In addition, we have monitored, overseen and controlled our foreign currency‑denominated indebtedness, taking advantage of market opportunities to improve the profile of our indebtedness and reduce our costs.  During the years ended December 31, 2012, 2011 and 2010 we had no forward exchange transactions.

Effects of Climate Change (Drought and Intense Rainfalls)

We operate in a region of Brazil that has been prone to droughts, although historically droughts have not impacted all of our water supply systems equally.  Brazil experienced a prolonged and severe drought during 2000 and 2001.  As a result, from mid‑June to mid‑September of 2000, we rationed water in the south of the São Paulo metropolitan region, affecting approximately 3.5 million people, or approximately 20% of the total population of this region, which reduced our total water production by approximately 8%.  In March 2004 when our reservoirs were at extremely low levels, we implemented a water usage reduction bonus program.  After returning to normal rainfall levels, which occurred between 2004 and early 2005, the condition of our reservoirs improved.  In 2007 and 2008, rainfall exceeded the levels of previous years, increasing the volume of water held in our reservoirs and thereby providing a cushion to meet demand.  In 2009, rainfall levels were higher than the historic average.  In 2012, rainfall levels reached almost historic averages, but the rainfall was irregular among our systems, with more rainfall in smaller systems.  As of December 31, 2012, our reservoirs had a utilization rate of 50.6%, compared to a 62.8% utilization as of December 31, 2011.

Critical Accounting Estimates and Assumptions

We make estimates and assumptions concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amount of our assets and liabilities within the next financial year are mentioned below.

Allowance for Doubtful Accounts

We record an allowance for doubtful accounts in an amount that our management considers sufficient to cover probable losses, based on an analysis of customer accounts receivable, in accordance with the accounting policy stated in Note 2.6 to our consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.  Provisions for the allowance for doubtful accounts are included in selling expenses, net of recoveries.  The net charge to this allowance was R$192.3 million, R$120.4 million and R$232.5 million in 2012, 2011 and 2010, respectively.

The methodology for determining the allowance for doubtful accounts requires significant estimates, considering a number of factors, including historical collection experience, current economic trends, estimates of forecast write‑offs, the aging of the accounts receivable portfolio and other factors.  While we believe that the estimates used are reasonable, actual results could differ from those estimates.

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

Indemnities Receivable

Indemnities receivable is a long‑term asset representing amounts receivable from the municipalities of Diadema and Mauá as indemnification for their unilateral termination of our water and sewage service concessions in 1995.  As of each of December 31, 2009 and 2010, this asset amounted to R$146.2 million.  In 2011, we decided to record a provision for losses related to the amount receivable from Mauá and in 2012 we recognized a provision for losses related to Diadema, amounting to R$85.9 million and R$60.3 million, respectively, due to the uncertainty in collection.

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

Our rights to recover these amounts are being disputed by the municipalities, and no amounts have been received to date.  We continue to believe that we have the right to receive those amounts, and we continue to monitor the status of the legal proceedings.  The ultimate amounts to be received however, if any, will most likely be subject to a final court decision.  Therefore, actual amounts received could differ from those recorded.  For more information, see Note 9 to our consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.

Valuation of Long‑Lived Assets

As of December 31, 2012, we had property, plant and equipment and intangible assets of R$383.4 million and R$21,991.9 million, respectively.

Property, plant and equipment, intangibles and other noncurrent assets with definite useful lives, are reviewed annually for impairments or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  The Company does not have assets with indefinite useful lives and concluded that there are no indications of impairment losses.

We recognize intangible assets arising from concession contracts under IFRIC 12.  We estimate the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, which is recognized when the infrastructure is built and provided that it will generate future economic benefits.  The great majority of the Company’s contracts for service concession arrangements entered with each grantor is under service concession agreements in which the Company has the right to receive, at the end of the contract, a payment equivalent to the unamortized asset balance of the concession intangible asset, which in this case, is amortized over the useful life of the underlying physical assets; thus at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related physical asset.

The fair value of construction and other work on the infrastructure is recognized as revenue, at its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits.  The accounting policy for the recognition of construction revenue is described in Note 2.5 “Gross Operating Revenue.”

Intangible assets related to concession agreements and program contracts, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract or the useful life of the underlying asset, whichever is shorter.

Investments made and not recovered through rendering of services, within the terms of our agreement, must be indemnified by the concession grantor; (1) with cash or cash equivalents or also, in general, (2) with a contract extension.  These investments are amortized over the useful life of the asset.

Law 11445/07 prescribes that, whenever possible, basic sanitation public utilities shall have their economic and financial sustainability ensured through the consideration received from service collection, preferably as tariffs and other public charges, which may be established for each service or both.  Therefore, investments made and not recovered through these services, within the original term of the contract, are recorded as intangible assets and amortized over the useful life of the asset, taking into consideration a solid track record of concession renewal and, therefore, the continuity of services.

The recognition of fair value for the intangible assets arising on concession contracts is subject to assumptions and estimates, and the use of different assumptions could affect the balances recorded.  The amortization of intangible assets and estimated useful lives of the underlying assets also requires significant assumptions and estimates, which different assumptions and estimates, and changes in future circumstances, could affect amortization of intangible assets and remaining useful lives of the underlying assets and can have a significant impact on the results of operations.

Provision

As of December 31, 2012, we were party to judicial and administrative proceedings, relating to civil, environmental and tax matters, amounting to R$1,189.2 million (excluding the amount of R$317.0 million  related to court deposits) with respect to which we considered the risk of loss as probable.  As of that date, proceedings with respect to which we considered the risk of loss as possible amounted to R$2,796.7 million, and those with respect to which we considered the risk of loss as remote amounted to R$32,881.0 million.

We are a party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among other types, disputes with customers and suppliers and tax, labor, civil, environmental and other proceedings.  For a more detailed discussion of these legal proceedings, see Note 16 to our consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.  We accrue for probable losses resulting from these claims and proceedings when we determine that the likelihood that a loss has occurred is probable and the amount of such loss can be reasonably estimated.  Therefore, we are required to make judgments regarding future events for which we often seek the advice of legal counsel.  As a result of the significant judgment required in assessing and estimating these provisions for risks, actual losses realized in future periods could differ significantly from our estimates and could exceed the amounts which we have provisioned.

Pension Benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions.  The assumptions used in determining the net cost (income) for pensions include a discount rate and a mortality table.  Any changes in these assumptions will impact the carrying amount of pension obligations.

We determine the appropriate discount rates at the end of each year, which is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations.  The discount rate was reduced from 5.75% in 2011 to 4.0% in 2012 under Plan G0 and from 5.75% in 2011 to 4.1% in 2012 under Plan G1 in order to follow the decrease in the rates applicable to the Brazilian Government NTN – B, long term notes, which term is similar to the duration of the pension benefits.  Since the Company applied the “corridor” approach, actuarial losses exceeding the “corridor” limit are accounted for in the following years, as described in Notes 2.21 (a) and 17 (b) to our consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.

Other key assumptions for pension obligations are based in part on current market conditions.  Additional information on the pension plans under Plan G0 and G1 is disclosed in Note 17.

The Company adopts the “corridor” method to recognize actuarial gains and losses.  Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the fair value of plan assets or 10% of the present value of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.  The higher the number of plan retirees the smaller is the average remaining working period of plan participants.  For plans substantially composed of retirees and pensioners, the Company immediately records all actuarial gains and losses in excess of the limits of the corridor, i.e. on the first day of the subsequent year after the calculation of the referred actuarial gains or losses.  The expenses related to the pension plan are recognized in profit and loss for the year as cost of sales and services, selling expenses or administrative expenses, according to the employee’s allocation.

Differences in actual experience or changes in assumptions could affect the carrying amount of pension obligations and expenses recognized in our results.

The amendments to IAS 19 alter the accounting for both defined benefit plans and severance pay benefits.  The most significant change refers to the accounting for changes in defined benefit obligations and plan assets.  These amendments require the recognition of changes in defined benefit obligations and in the fair value of the plan assets as they occur, and, therefore, the elimination of the “corridor” approach allowed in the previous version of IAS 19 and the early recognition of past cost of services.  In addition, the amendments require all actuarial gains and losses to be immediately recognized through other comprehensive income so that the net asset or liability of the pension plan is recognized in the consolidated statement of financial position to reflect the full amount of the plan’s deficit or surplus.  Additionally, interest expenses and the return expected on the plan assets used in previous version of IAS 19 were replaced by a “net interest” amount, calculated based on the discount rate of the asset or liability of the net defined benefit.  The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013 and require retrospective adoption.  Based on Management’s preliminary evaluation, the impact of the Company’s early adoption of the amendments to IAS 19 in the year ending December 31, 2013, would be a reduction in the Company’s equity on January 1, 2013 in the amount of R$468,220 (R$34,370 increase in equity on January 1, 2012).  This effect represents the full recognition of actuarial gains and losses through other comprehensive income.

Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations verified according to the Brazilian Corporate Law, taking into consideration the provisions of the tax laws.  Pursuant to IAS 12, the Company recognizes deferred tax assets and liabilities based on the differences between the accounting balances and the tax bases of assets and liabilities.

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on historic taxable income, the projection of future taxable income and the estimated period to reverse temporary differences.  These calculations require the use of estimates and assumptions.  The use of different estimates and assumptions could result in provision for impairment of all or a significant amount of deferred tax assets.

As of December 31, 2012 and 2011, we have recognized R$141.4 million and R$179.5 million, respectively, as deferred income tax assets, net of the deferred tax liabilities, as disclosed in Note 15 to our consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.

Certain Transactions with Controlling Shareholder

Reimbursement Due from the State

Reimbursement due from the State for pensions paid represent supplementary pensions (Plan G0) that we pay, on behalf of the State, to former employees of State‑owned companies which merged to form our Company.  These amounts must be reimbursed to us by the State, as primary obligor.

In November 2008, we entered into the third amendment to the agreement with the State relating to payments of pension benefits made by us on its behalf.  The State acknowledged that it owed us an outstanding balance of R$915.3 million as of September 30, 2008, relating to payments of pension benefits made by us on its behalf.  We provisionally accepted, but it is not recognized in our books, the reservoirs in the Alto Tietê System as partial payment in the amount of R$696.3 million, subject to the transfer of the property rights of these reservoirs to us.  Since November 2008, the State has been paying the remaining balance in the amount of R$219.0 million in 114 successive monthly installments.  See Note 8 to our consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 and “Item 7.  Major Shareholders and Related Party Transactions.”

As of December 31, 2012 and 2011, the amounts not recorded related to the pension benefits paid on behalf of the State by the Company, totaled R$1,351,210 and R$1,290,663, respectively, including the amount of R$696,283 related to the transfer of the reservoirs in the Alto Tietê system. As a result, the Company also recognized the obligation related to the pension benefit maintained with the beneficiaries and pensioners of Plan G0. As of December 31, 2012 and 2011, the pension benefit obligations of Plan G0 totaled R$1,547,161 and R$1,512,078, respectively. For detailed information on the pension benefit obligations refer to Note 17 of our Consolidated Financial Statements.

Accounts Receivable from the State for Water and Sewage Services Rendered

Certain of these accounts receivable have been overdue for a long period.  We have entered into agreements with the State with respect to these accounts receivable.  For further information on these agreements, see Note 8 to our consolidated financial statements as ofDecember 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 and “Item 7. Major Shareholders and Related Party Transactions.”

Use of Certain Assets

In our operations, we use the Guarapiranga and Billings reservoirs, which are also used by another entity controlled by the São Paulo State Government (Empresa Metropolitana de Águas e Energia S.A. – EMAE), according to grants from the relevant competent body and in compliance with the prevailing legislation.

EMAE has requested the payment of receivables and financial compensation for the use of water from these reservoirs, and the reimbursement of damages related to nonpayment in due course.

The Company understands that no amounts are due for the use of these reservoirs but it is responsible for their maintenance and operating costs.  If these reservoirs are not available by the Company it may need to collect water in more distant places and there could be the risk of making services in the region unfeasible and increasing sourcing cost.

Three lawsuits were filed, two of them requesting injunctions to toll the statute of limitations and another to seek a decision by arbitration, as prescribed by an arbitration clause in the agreement entered into between the São Paulo State Government and another electric company, in 1958, which we claim we are not bound to as our predecessor only participated as an intervening party.

In February 2012, the decision to submit to arbitration was established by the judge during the first hearing, which is subject to appeal.  Notwithstanding, if an arbitration proceeding is filed, we will take all available judicial actions to defend our position.  The Company’s management assessed this risk as a possible loss, and believes it is not possible to estimate the total amount involved in this process since the extent was not determined.

Results of Operations

The following table sets forth, for the periods indicated, certain items in our statement of operations, each expressed as a percentage of net operating revenues:

	Year ended December 31,
	2012		2011		2010
	(in millions of reais, except percentages)

Net operating revenues	10,754.4	100.0%	9,941.6	100.0%	9,231.0	100.0%
Cost of sales and services	(6,465.4)	(60.1)%	(6,031.1)	(60.7%)	(5,194.5)	(56.3)%
Gross profit	4,289.0	39.9%	3,910.5	39.3%	4,036.5	43.7%
Selling expenses	(697.8)	(6.5)%	(619.5)	(6.2%)	(712.9)	(7.7)%
Administrative expenses	(726.1)	(6.7)%	(846.6)	(8.5%)	(653.2)	(7.1)%
Other operating income (expenses), net	(19.8)	(0.2)%	(90.1)	(0.9%)	1.8	-
Operating profit	2,845.3	26.5%	2,354.3	23.7%	2,672.2	28.9%
Financial income (expenses), net	(301.4)	(2.8)%	(633.6)	(6.4%)	(379.4)	(4.1)%
Profit before income tax and social contribution	2,543.9	23.7%	1,720.7	17.3%	2,292.8	24.8%
Income tax and social contribution	(632.0)	(5.9)%	(497.3)	(5.0%)	(662.3)	(7.2)%
Net income for the year	1,911.9	17.8%	1,223.4	12.3%	1,630.5	17.7%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net operating revenues

Net operating revenues increased by R$812.8 million, or 8.2%, to R$10,754.4 million in 2012 from R$9,941.6 million in 2011.

Net operating revenues relating to water services increased by R$310.0 million, or 7.3%, to R$4,585.6 million in 2012 from R$4,275.6 million in 2011.  This increase was principally due to:

•         an average 2.4% increase in the volume of water invoiced in 2012; and

•         the effect of the 6.83% tariff increase in September 2011, and the 5.15% tariff increase in September 2012.

Net operating revenues relating to sewage services increased by R$263.0, or 7.7%, to R$3,694.2 million in 2012 from R$3,431.2 million in 2011.  This increase was principally due to:

•         an average 3.2% increase in the volume of sewage services invoiced in 2012; and

•         the effect of the 6.83% tariff increase in September 2011, and the 5.15% tariff increase in September 2012.

Gross revenue from construction increased by R$239.8 million, or 10.7%, to R$2,474.6 million in 2012 from R$2,234.8 million in 2011.  See Note 2.5(b) to our consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 for a description of the accounting policies applicable to our construction services business.

Cost of Sales and Services

The cost of sales and services increased by R$434.3 million, or 7.2%, to R$6,465.4 million in 2012 from R$6,031.1 million in 2011.  As a percentage of net operating revenues, cost of sales and services decreased to 60.1% in 2012 from 60.7% in 2011.

The increase in costs of sales and services was principally due to the following factors:

•         an increase in construction costs of R$237.5 million, or 10.9%, compared with the previous year.  Such change was mainly due to higher investment in 2012;

•         an increase of R$80.1 million, or 6.8%, in salaries and related charges due to the following factors:  (i) an increase of 6.17% in salaries since May 2012, resulting in an increase of approximately R$88.7 million; and (ii) an increase in the provision we made for termination benefits, in the amount of R$17.2 million, due to a higher number of employees requesting retirement and the adoption of a new law, which increased the required notice from 30 to 90 days in cases of dismissal without cause.  These increases were partially offset by a decrease in the actual cost with respect to the actuarial calculation in 2012 related to our defined contribution plan in the amount of R$12.5 million;

•         an increase of R$56.5 million, or 8.4%, in costs of outsourced services, mainly due to:  (i) vehicle rentals in the amount of R$22.9 million;  (ii) the R$17.0 million increase in the Alto Tietê PPP due to the initiation of operations in September 2011; (iii) services of maintenance and repositioning of pavement in the amount of R$13.7 million, as part of intensified efforts to prevent water losses; (iv) expenses related to the security of our assets in the amount of $14.9 million, due to increases in equipment purchases and areas being monitored; and (v) water and sewage systems maintenance, which amounted to R$5.9 million.  The increase in costs of outsourced services was partially offset by a decrease of R$19.7 million related to socio‑environmental programs established pursuant to an agreement with the municipality of São Paulo;

•         an increase of R$31.7 million, or 8.6%, in general expenses, mainly due to:  (i) the R$22.1 million provision pursuant to our service agreement with the municipality of São Paulo and (ii) beginning in February 2012, charges for water usage in the Baixada Santista reservoir, amounting to R$6.9 million;

•         an increase of R$23.1 million, or 14.9%, in water-treatment expenses, mainly due to increased consumption and the substitution of water-treatment products in order to meet increased demand while maintaining the same efficiency levels in water treatment;

•         an increase of R$21.9 million, or 14.9%, in maintenance expenses, mainly due to:  (i) preventive and corrective maintenance of the water and sewage operation systems in the amount of R$8.7 million and (ii) maintenance of water and sewage network connections in the amount of R$7.2 million; and

•         an increase of R$6.1 million, or 1%, in the cost of electricity due to increased consumption and higher energy tariffs.  This increased consumption and increase in tariffs was partially offset by a discount of 15%, on the fees for usage of distribution systems related to basic sanitation applied since September 2011.

These increases were partially offset by a decrease of R$22.5 million, or 3.0%, in depreciation and amortization expenses, which decreased from R$739.1 million to R$716.6 million, mainly due to the revision in the amortization criteria occurred in 2011 of intangible assets in connection with our service agreement with the municipality of São Paulo.

Gross Profit

As a result of the factors discussed above, gross profit for the year ended December 31, 2012 increased by R$378.5 million, or 9.7%, from R$3,910.5 million in 2011 to R$4,289.0 million in 2012.  As a percentage of net operating revenues, gross profit increased to 39.9% in 2012 from 39.3% in 2011.

Selling Expenses

Selling expenses increased by R$78.3 million, or 12.6%, to R$697.8 million in 2012 from R$619.5 million in 2011.  As a percentage of net operating revenues, selling expenses increased to 6.49% in 2012 from 6.2% in 2011.

The increase in selling expenses was principally due to the following factors:

•         an increase of R$71.9 million, or 59.7%, from R$120.4 million in 2011 to R$192.3 million in 2012, mainly due to account receivables allowance for losses.  This increase was due mainly to additional provisions of R$14.4 million related to private clients, R$8.8 million related to municipal entities and R$35.1 million related to state entities;

•         an increase of R$3.6 million or 1.8%, in expenses related to outsourced services mainly due to new billing technology related to the reading of usage, issuance of bills and delivering bills, which cost approximately R$11.3 million, in addition to an increase in the number of connections and inflation adjustments of the contracts in the metropolitan region of São Paulo.  This increase was partially offset by:  a decrease of R$4.5 million resulting from reduced services provided related to the implementation of the Rationed Water Use Program (“Programa de Uso Racional da Água” or “PURA”) in city schools; and

•         an increase of R$2.2 million, or 1.1%, in personnel salaries and related charges as a result of:  a 6.17% salary readjustments as of May 2011, which had an impact of approximately R$2.7 million.

Administrative Expenses

Administrative expenses decreased by R$120.5 million, or 14.2%, to R$726.1 million in 2012 from R$846.6 million in 2011.  As a percentage of net operating revenues, administrative expenses decreased to 6.7% in 2012 from 8.5% in 2011.

The decrease in administrative expenses was principally due to the following factors:

•         a decrease of R$146.5 million, or 34.6%, in salaries and related charges, mainly due to (i) the recognition of an actuarial liability in 2011 in the amount of R$157.5 million related to the supplementary pension plan (plan G0) of the State of São Paulo;

•         a decrease of R$6.7 million, or 30.3%, in amortization costs of software in 2012.

The decrease was partially offset by the following:

•         an increase in service expenses in the amount of R$22.9 million, or 18.2%, mainly on services provided by third parties relating to:  (i) advertising campaigns focused on socio-environmental programs, in the amount of R$16.7 million and (ii) engagement of consultants and specialized service providers, in the amount of R$5.6 million;

•         an increase in tax expenses in the amount of R$7.4 million, or 12.0%, due to:  (i) R$3.7 million in property taxes and (ii) regulatory tax to ARSESP in the amount of R$3.2 million.

Other Operating Income (Expenses), Net

Other operating income (expenses), net, decreased by R$70.3 million, or 78.0%, to R$19.8 million expense in 2012 from R$90.1 million expense in 2011.  Other operating expenses showed a decrease of R$71.1 million, or 43.7%, mainly due to:  (i) provision for losses related to an indemnificatory liability related to the concession for the municipality of Mauá in the amount of R$85.9 million in 2011, (ii) asset write‑offs in 2011 related to asset obsolescence, in the amount of R$35.3 million, and (iii) write-offs in 2011 relating to studies and projects that were not economically viable in the amount of R$6.1 million.  These decreases were partly offset by the provision for losses for the indemnification of assets related to the concession for the municipality of Diadema, in the amount of R$60.3 million in 2012.

Financial income (expenses), net

Financial income (expenses), net, consists primarily of interest on our indebtedness and foreign exchange losses (or gains) in respect of our indebtedness, offset partially by interest income on cash and cash equivalents and inflation based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Financial income (expenses), net decreased by R$332.2 million, or 52.4%, to a R$301.4 million expense in 2012 from a R$633.6 million expense in 2011.  As a percentage of net revenues from sales and services, financial income (expenses), net decreased to 2.80% in 2012 from 6.4% in 2011.

The decrease in financial income (expenses), net was principally due to:

•         a decrease in foreign exchange loss related to loans and financing of R$331.8 million as a result of the 8.9% depreciation of the real against the U.S. dollar in 2012, compared to a depreciation of 12.6% of the real against the U.S. dollar in 2011, and the 2.4% appreciation of the real against the Japanese Yen in 2012, compared to a depreciation of 18.6% of the real against the Japanese Yen in 2011;

•         a decrease of R$48.7 million in interest expenses mainly due to the amortization of our eighth, ninth and thirteenth debentures in June and October 2011, and February 2012, respectively;

•         a decrease of R$46.4 million in expenses relating to judicial proceedings mostly involving clients; and

•         a decrease of R$36.3 million in inflation adjustments, mainly relating to our contracts with municipalities.

The decrease in financial income (expenses), net was partially offset by:

•         a decrease in interest rates related to our cash positions, in the amount of R$108.5 million, or 39.9%; and

•         a decrease of R$22.8 million in the inflation adjustments, mainly due to amounts received as a result of the concession of the exclusive rights concerning the deposit of salaries of our employees in 2011.

Profit before income tax and social contribution

As a result of the factors discussed above, income before income taxes increased by 47.8%, to R$2,543.9 million in 2012 from R$1,720.7 million in 2011.  As a percentage of net operating revenues, our income before income taxes increased to 23.7% in 2012 from 17.3% in 2011.

Income Taxes and Social Contribution

Income taxes increased by R$134.7 million, or 27.1%, to R$632.0 million in 2012 from R$497.3 million in 2011.  This increase was principally due to a higher taxable income in 2012.

Net Income for the year

As a result of the factors discussed above, net income increased to R$1,911.9 million in 2012 from R$1,223.4 million in 2011.  As a percentage of net operating revenues, our net income increased to 17.8% in 2012 from 12.3% in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net operating revenues

Net operating revenues increased by R$710.6 million, or 7.7%, to R$9,941.6 million in 2011 from R$9,231.0 million in 2010.

Net operating revenues relating to water services increased by R$332.7 million, or 8.4%, to R$4,275.6 million in 2011 from R$3,942.9 million in 2010.  This increase was principally due to:

•      an average 2.6% increase in the volume of water invoiced in 2011; and

•      the effect of the 4.1% tariff increase in September 2010, and the 6.83% tariff increase in September 2011.

Net operating revenues relating to sewage services increased by R$273.6 million, or 8.7%, to R$3,431.2 million in 2011 from R$3,157.4 million in 2010.  This increase was principally due to:

•      an average 3.6% increase in the volume of sewage services invoiced in 2011; and

•      the effect of the 4.1% tariff increase in September 2011, and the 6.83% tariff increase in September 2011.

Gross revenue from construction increased by R$104.1 million, or 4.9%, to R$2,234.8 million in 2011 from R$2,130.7 million in 2010.  See Note 2.5(b) to our consolidated financial statements as of and for the year ended December 31, 2012 for a description of the accounting policies applicable to our construction services business.

Cost of Sales and Services

The cost of sales and services increased by R$836.6 million, or 16.1%, to R$6,031.1 million in 2011 from R$5,194.5 million in 2010.  As a percentage of net revenue from sales and services, cost of sales and services increased to 60.7% in 2011 from 56.3% in 2010.

The increase in costs of sales and services was principally due to the following factors:

•         an increase of R$216.2 million, or 41.3%, as a result of our increased amortization expense related to our intangible assets for the services contract entered into with the municipality of São Paulo as well as to 99 expired or informal agreements, which are in the process of being formalized as program agreements.  During 2011, we had a full year of the amortization of intangible assets related to the services contract entered into with the municipality of São Paulo in 2010 and relating to those 99 expired or informal agreements.  Under the aforementioned agreements, the related intangible assets generate greater amortization expense as they are amortized to zero (instead of a residual guaranteed amount reimbursed by the granting municipality at the end of the previous respective concession contracts).  This increase is also due to the beginning of operations in 2011 of sites that had previously been under construction;

•         an increase of R$198.9 million, or 20.2%, in salaries and related charges as a result of:  (i) the R$61.2 million adjustment in 2010 of actuarial calculation due to the migration of employees from defined benefit plan to defined contribution plan “SabesprevMais”; (ii) an increase of R$18.1 million due to the payment of termination fees related to the FGTS, incurred as a result of increased layoffs in 2011; (iii) 8% salary readjustments since May 2011, which had a total impact of R$81.3 million; and (iv) the increase of R$21.6 million from the 2011 Cost of Sales and Services figure due to the higher expense relating to the profit sharing program as compared to 2010;

•         an increase of R$166.4 million, or 82.1%, in general expenses, mainly due to the R$158.8 million provision (corresponding to 7.5% of the gross revenue of capital after deduction of COFINS and PASEP) pursuant to the agreement with the municipality of São Paulo;

•         an increase of R$65.1 million, or 10.8%, in costs of outsourced services, mainly due to (i) water and sewage systems maintenance, which amounted to R$16.9 million; (ii) the R$14.7 million increase in the Alto Tietê PPP designated amount for the contract’s second year, and the initiation of operations in September 2011; (iii) maintenance, in the amount of R$9.2 million, of water and sewer networks and connections in order to minimize losses and meet project deadlines set forth by ARSESP; (iv) the transport of mud in the amount of R$7.1 million as a result of increased demand for water treatment, which causes increased quantities of mud to be transported; (v) an increase of R$6.3 million resulting from socio‑environmental services established together with the municipality of São Paulo; (vi) R$4.4 million in costs related to mail and telegrams for the delivery of water bills in certain areas via post following judicial decisions; and (vii) vehicle rentals in the amount of R$2.8 million as part of the second phase of the renovation of our fleet.  The increase in costs of outsourced services was partially offset by a decrease in telephone and data transmission charges in the amount of R$5.7 million, mainly due to the execution of a contract with Telecomunicações de São Paulo S.A., which involves landlines and long‑distance data transfers as well as corporate cellular phones at lower costs to us;

•         an increase of R$53.9 million, or 10.2%, in the cost of electric energy due to the increase in consumption and higher energy tariffs;

•         an increase of R$18.3 million, or 13.4%, in water‑treatment products, mainly due to:  (i) an increase of approximately 43% in the consumption of polyaluminium chloride, readjusted by approximately 11%.  This product was used principally in the Guaraú water treatment station in place of aluminum sulfate, guaranteeing maximum outflow without compromising the quality of the treated water.  This increase was partially offset on R$2.0 million by the decrease of the use of activated charcoal due to climate conditions, as well as due to the decelerated proliferation of algae in the reservoirs of the Alto Tietê System and Guarapiranga/Billings;

•         an increase of R$12.4 million, or 9.1%, in product‑related expenses, mainly due to connection with the maintenance of our water and sewer structure (in the amount of R$7.4 million) and with the increased expenses with fuel and lubricants for vehicles (in the amount of R$1.8 million), resulting from an increase of 22% in the fuel price and from the expansion of our vehicle fleet.

Gross Profit

As a result of the factors discussed above, gross profit decreased by R$126.0 million, or 3.1%, to R$3,910.5 million in 2011 from R$4,036.5 million in 2010.  As a percentage of net operating revenues, gross profit decreased to 39.3% in 2011 from 43.7% in 2010.

Selling Expenses

Selling expenses decreased by R$93.4 million, or 13.1%, to R$619.5 million in 2011 from R$712.9 million in 2010.  As a percentage of net operating revenues, selling expenses decreased to 6.2% in 2011 from 7.7% in 2010.

The decrease in selling expenses was primarily due to the following factors:

•         a decrease of R$112.1 million, or 48.2%, in credit write‑offs, mainly as a result of additional provisions established in 2010 of R$34.2 million related to private clients and R$139.1 million related to public municipal entities (R$54.8 million of which related to the municipality of São Paulo);

•         a decrease of R$14.1 million, or 6.5%, in expenses with outsourced services mainly related to the agreement with the municipality of São Paulo and the R$34.4 million decrease in the provision established in 2011 for new services to be provided under that agreement, and a R$4.9 million increase resulting from services provided to satisfy the schedule for implementing the Rationed Water Use Program (“Programa de Uso Racional da Água” or “PURA”) in city schools.  This decrease was partially offset by the following increases:  (i) R$11.1 million in billing services, mainly resulting from new billing technology related to the reading of usage, issuance of bills and delivering bills, in addition to an increase in the number of connections and adjustments of the contracts in the metropolitan region of São Paulo; and (ii) expenses in the amount of R$3.3 million relating to services for the collection of credits;

•         an increase of R$19.1 million, or 10.4%, in personnel salaries and related charges as a result of:  (i) the R$9.3 million adjustment in 2010 of the actuarial calculation due to the migration of employees from defined benefit plan to defined contribution plan “Sabesprev Mais”; (ii) a R$1.4 million increase due to the payment of termination fees related to the FGTS, incurred as a result of increased layoffs in 2011; and (iii) 8% salary readjustments since May 2011, which had a total impact of R$3.9 million;

•         an increase of R$9.1 million, or 13.0%, in general expenses, mainly due to (i) water bills for banking institutions in the amount of R$4.2 million; and (ii) the R$3.3 million increase in tax provisions relating to the services rendered in the cities of São José dos Campos, Pindamonhangaba and Botucatu, resulting from increased collection during 2011 as compared to 2010;

•         an increase of R$3.5 million, or 89.6%, in depreciation and amortization expenses, mainly due to the adjustment in amortization of intangible assets in connection with the agreement with the municipality of São Paulo.

Administrative Expenses

Administrative expenses increased by R$193.4 million, or 29.6%, to R$846.6 million in 2011 from R$653.2 million in 2010.  As a percentage of net operating revenues, administrative expenses increased to 8.5% in 2011 from 7.1% in 2010.

The increase in administrative expenses was primarily due to:

•         an increase of R$187.4 million, or 79.6%, in salaries and related charges, mainly due to (i) the covering of actuarial liability in the amount of R$157.5 million related to the supplementary pension plan (plan G0) of the State of São Paulo (based on the non‑recurring actuarial calculation performed on December 31, 2010); (ii) the cover of actuarial liability in the amount of R$22.2 million related to the supplementary pension plan (plan G0) of the State of São Paulo for 2011; (iii) a R$3.0 million increase due to the payment of termination fees related to the FGTS, incurred as a result of increased layoffs in 2011; and (iv) 8% salary readjustments since May 2011, which had the total impact of R$9.1 million;

•         an increase of R$36.7 million, or 21.3%, in general expenses due to (i) the need for larger contingency provisions in the amount of R$59.7 million, particularly in connection with environmental issues in the municipalities of Guareí and Paraguaçu Paulista.  This increase was partially offset by the R$17.9 million provisioning made in 2010 for losses relating to third party claims;

•         a decrease of R$24.8 million, or 16.5%, in services provided by third parties in connection with a variety of matters, including:  (i) a decrease of R$18.4 million in advertisement campaigns due to the termination of certain advertisement agreements; and (ii) a R$5.5 million decrease due to reorganization and management performance related to the work of consultants and specialized service providers;

•         a decrease of R$3.1 million, or 12.2%, in depreciation expenses due to the decreased immobilized assets of the controlling shareholder.

Other Operating Income (Expenses), Net

Other operating income (expenses), net decreased by R$91.9 million in 2011, to R$90.1 million expense in 2011 from R$1.8 million income in 2010.  This increase was primarily due to the provision made in the amount of R$85.9 million related to assets used for our concession in the municipality of Mauá, and to the write‑off of assets in the amount of R$35.3 million.

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

•         a decrease of R$46.0 million in monetary indexation, mainly due to (i) a higher expense in 2010 amounting to R$20.0 million, due to the alteration of the unit price of our eleventh debentures issuance between their issuance date and their effective offering date in 2010; (ii) the depreciation of the real against the Japanese Yen upon the disbursement by Japan International Cooperation Agency (JICA) of R$14.0 million in 2011; and (iii) a decrease in the volume of refinancing of debt in 2011 as compared to 2010, amounting to a decrease of R$12.0 million; and

•         other monetary revisions relating to our contracts in the amount of R$41.2 million.

The increase in finance cost, net was partially offset by:

•         an increase of R$153.5 million in interest income and other financial income due to the increase in our cash and cash equivalents;

•         a decrease of R$95.5 million in financial expenses relating to judicial proceedings as a result of the lower interest income regarding the proceedings involving clients and service providers in 2011; and

•         a decrease of R$33.6 million in interest expenses mainly due to the amortization of our eighth and ninth debentures in June and October 2011, respectively.

Income before Income Taxes

As a result of the factors discussed above, income before income taxes decreased by R$572.1 million, or 24.9%, to R$1,720.7 million in 2011 from R$2,292.8 million in 2010.  As a percentage of net operating revenues, our income before income taxes decreased to 17.3% in 2011 from 24.8% in 2010.

Income Taxes

Income taxes decreased by R$165.0 million, or 24.9%, to R$497.3 million in 2011 from R$662.3 million in 2010.  The decrease was primarily due to a decrease in taxable income in 2011.

Net Income

As a result of the factors discussed above, net income decreased to R$1,223.4 million in 2011 from R$1,630.5 million in 2010.  Net profit margin decreased to 12.3% in 2011 from 17.7% in 2010.

B.      Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, long-term borrowings from Brazilian federal governmental financial institutions, and long-term financing from multilateral organizations and from domestic and international development banks, and also from capital markets.  As of December 31, 2012, we had R$1,921.2 million of cash and cash equivalents.  The outstanding current portion of our long-term indebtedness was R$1,367.4 million as of December 31, 2012, of which R$197.7 million was denominated in foreign currency.  Long‑term indebtedness was R$7,701.9 million as of December 31, 2012, of which R$3,018.1 million consisted of foreign currency-denominated obligations.  We believe that we have sufficient sources of liquidity and capital to meet our liquidity and capital requirements for the next few years, in light of our current financial position and our expected cash generated by operating activities.

Cash Flow

Cash Provided by Operating Activities

Cash provided by operating activities is the single largest source of our liquidity and capital resources, and we anticipate that it will continue to be so in the future.  Our cash generated by operating activities was R$2,336.2 million, R$2,717.1 million and R$2,083.0 million in 2012, 2011 and 2010, respectively.  The main driver of our cash flow from operating activities relates to our strong revenue stream, which is due to the fact we are expanding our infrastructure.

Cash Used in Investing Activities

Our cash used in investing activities was R$1,998.8 million, R$2,008.3 million and R$2,091.4 million in 2012, 2011 and 2010, respectively. The main driver of our cash flow from investing activities relates to the purchases of intangibles assets, as required under our concession and program contracts, which is due to the fact that the we are expanding our infrastructure.

Cash Used in Financing Activities

Our cash used in financing activities was R$566.3 million, R$548.0 million in 2012 and 2011, respectively, and our cash provided by our finaning activities was R$1,226.5 million in 2010. The main driver of our cash flow from financing activities relates to the proceeds and repayments of loans used to finance purchases of intangible assets related to our concession and program contracts, in order to support the expansion of our services and our payment of interest on shareholders’equity.

Indebtedness Financing

Our total financial indebtedness increased by 5.5%, from R$8,596.3 million as of December 31, 2011 to R$9,069.3 as of December 31, 2012.  In addition, during the same period, our total foreign denominated indebtedness recorded increased by 5.3%, from R$3,053.4 million as of December 31, 2011 to R$3,215.8 as of December 31, 2012, mainly related to loan agreement 2,202/OC‑BR with Inter-American Development Bank (IADB) to finance the third stage of the Tietê River Project.

As of December 31, 2012, we had R$7,701.9 million in long-term indebtedness outstanding (excluding the current portion of long-term indebtedness), of which R$3,018.1 million consisted of foreign currency-denominated long-term debt.  We had an outstanding current portion of long-term indebtedness of R$1,367.4 million as of December 31, 2012.  As of December 31, 2012, R$197.7 million of this current portion of long-term indebtedness was denominated in foreign currency.  As of December 1, 2012, our Standard & Poor’s Rating Service domestic rating was brAA+ and our S&P international rating was BB+.

Various contractual agreements we have entered into, including certain financing agreements with Caixa Econômica Federal and BNDES, provide for liens over a portion of our cash flows from operations.  In addition to Caixa Econômica Federal and BNDES, we have granted liens over a portion of our cash flows deriving from our operations in connection with agreements relating to securitization transactions, the Alto Tietê PPP and arrangements relating to the lease of certain assets.  Pursuant to these agreements, cash received from operations is required to pass through designated accounts.  In the event of a default under the relevant agreement, such cash and future cash flows that are required to be deposited in such accounts become restricted and are subject to security interests in favor of the relevant creditor.  As of December 31, 2012, a substantial portion of our monthly cash flows from operations was subject to these liens.  As of that date, the total amount of our secured debt, including indebtedness benefiting from these liens, was R$2,291.1 million.

The following table sets forth information on our indebtedness outstanding as of December 31, 2012:

		December 31, 2012
	Current	Noncurrent	Total	Final Maturity
Denominated in local currency
Banco do Brasil	380.631	100.306	480.937	2014	UPR + 8.50%
10th issue debentures	36.459	252.166	288.625	2020	TJLP + 1.92% (1st & 3rd series) & IPCA + 9.53% (2nd series)
11th issue debentures	472.500	535.949	1.008.449	2015	DI + 1.95% (1st series) & DI + 1.4% (2nd series)
12th issue debentures	-	499.511	499.511	2025	TR + 9.5%
14th issue debentures	-	284.649	284.649	2022	TJLP + 1.92% (1st & 3rd series) and IPCA + 9.19% (2nd series)
15th issue debentures	-	791.451	791.451	2019	DI + 0.99% (1st series) & IPCA + 6.2% (2nd series)
16th issue debentures	-	499.457	499.457	2015	DI + 0.30% to 0.70%
1st issue debentures – Aquapolo	847	157.020	157.867	2029	TR + 8.75%
Caixa Econômica Federal	117.217	931.004	1.048.221	2011 /2032	UPR + 6.8% (average)
National Bank for Economic and Social Development (BNDES)	4.154	-	4.154	2013	3% + TJLP
National Bank for Economic and Social Development (BNDES) Coastal region	16.309	97.855	114.164	2019	2.5% + TJLP
National Bank for Economic and Social Development (BNDES) PAC	8.447	80.244	88.691	2023	2.15% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9751	-	6.500	6.500	2027	1.72% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9752	-	13.000	13.000	2027	1.72% + TJLP
National Bank for Economic and Social Development (BNDES) Onda Limpa	19.230	216.026	235.256	2025	1.92% + TJLP
Financial leasing	-	215.774	215.774
Other	5.416	2.923	8.339	2011/ 2018/ 2025	TJLP + 6% / 12%
Interest and others charges	108.514	-	108.514

Total denominated in local currency	1.169.724	4.683.835	5.853.559

Denominated in foreign currency
Inter-American Development Bank (IADB) US$417,295,000 (2011 - US$ 386,862,000)	77.967	770.494	848.461	2017 to 2035	0.99% to 3.00%
International Bank for Reconstruction and Development (IBRD) US$26,864,000 (2011 - US$ 10,316,000)	-	54.492	54.492	2034	0.82%
Eurobonds - US$ 140,000,000 (2011 - US$ 140,000,000)	-	285.655	285.655	2016	7.50%
Eurobonds - US$ 350,000,000 (2011 – US$ 350,000,000)	-	708.076	708.076	2020	6.25%
JICA 15 - ¥ 19,591,310,000 (2011 - ¥ 20,743,740,000)	27.335	437.371	464.706	2029	1.8% & 2.5%
JICA 18 - ¥ 17,614,720,000 (2011 - ¥ 18,650,880,000)	24.578	392.894	417.472	2029	1.8% & 2.5%
JICA 17 - ¥ 324,213,000 (2011 - ¥ 62,292,000)	-	7.524	7.524	2035	1.2% & 0.01%
JICA 19 - ¥ 5,407,000	-	1	1	2037	1.7% & 0.01%
IADB 1983AB - US$ 202,115,000 (2011 - US$ 226,058,000)	48.926	361.587	410.513	2023	2.49% to 2.99%
Interest and others charges	18.861	-	18.861

Total denominated in foreign currency	197.667	3.018.094	3.215.761
Total loans and financing	1.367.391	7.701.929	9.069.320

______________

(1)   UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to the TR, which was 0.00% per month as of December 31, 2012; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 6.90% per annum as of December 31, 2012; IGP-M was 7.81% per annum as of December 31, 2012; TJLP stands for Long-term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 5.00% per annum as of December 31, 2012.

(2)   This line item represents the aggregate amount outstanding under financing agreements we have entered into with Caixa Econômica Federal, which mature on different dates and bear different interest rates.  The numbers above reflect the range of maturities and the weighted average interest rate under these agreements.

The following table shows the maturity profile of our debt, as of December 31, 2012, for the period indicated (in millions of reais):

	2013	2014	2015	2016	2017	After 2018	Total
Loans and financing	1,367.4	763.1	1,270.8	790.8	520.2	4,357.0	9,069.3

Substantially all of our foreign currency‑denominated indebtedness of R$2,319.7 million, net of transaction costs, as of December 31, 2012 was denominated in U.S. dollars.  This indebtedness consisted principally of:

•         R$848.5 million (US$417.3 million) in U.S. dollar denominated loans contracted with the Inter-American Development Bank, or the IADB, composed of the following:  (i) loan to finance the first phase of the Tietê Project in 1992 and its second phase in 2000, under which payments of principal are made in semiannual installments with final maturity in July 2025.  The principal amount of this loan is adjusted semiannually for the variation of the U.S. dollar, and accrues interest at a rate varying from 0.99% to 3.00% plus LIBOR; (ii) credit agreement executed in September 2010 with the IADB for the financing of the third phase of the Tietê Project.  This loan matures on September 3, 2035.  Amortizations will be made in semiannual installments after a grace period of six years.  The principal amount accrues interest at LIBOR.  We have pledged as collateral part of our receivables from our sales and services up to the amount due;

•         R$54.5 million (US$26.9 million) in U.S. dollar denominated loans contracted with the International Bank for Reconstruction Development ‑ IBRD which was entered into on October 28, 2009, amounting to US$100.0 million, for the financing of the Water Source Program (Programa Mananciais).  The loan matures in March 2034.  Amortizations will be in semi‑annual installments starting on September 2019.  The principal amount accrues interest at the USD LIBOR plus a variable spread;

•         R$410.5 million (US$202.1 million) in U.S. dollar denominated loans from the AB Loan financing contracted with the IADB in May 2008.  Under this loan, payments of principal are made in annual installments with final maturity in May 2023.  The principal amount is adjusted semiannually for the LIBOR plus spread and accrued interest at a rate varying from 1.875% to 2.375%.  This loan was used to repay an outstanding series of debt securities in connection with the implementation of our investment plan; and

•         R$993.7 million (US$490.0 million) in U.S. dollar denominated Eurobonds issued in November 2006 (US$140.0 million with an interest rate of 7.5%) and in December 2010 (US$350.0 million with an interest rate of 6.25%).  Under these bonds, the payments of interest are made in semi‑annual installments and principal will be paid at the final maturity in 2016 and 2020, respectively. The proceeds from the offering were used to repay financial commitments throughout 2007 and 2011.

•         R$889.7 million (¥37,535.6 million) in Japanese yen denominated loans contracted with the JICA, composed of the following:  (i) ¥21,320.0 million denominated loans contracted in August 2004 for the financing of the environmental recovery program for the Baixada Santista metropolitan region, called the Clean Wave Program (Programa Onda Limpa).  Under this loan, amortizations are made in semi‑annual installments and principal will be paid at the end of the contract with final maturities in August 2029.  The principal amount accrues interest at rates that vary from 1.8% to 2.5% per year; (ii) ¥6,208 million in denominated loans contracted in October 2010 for the financing of the environmental improvement program in the basin of the Billings dam, part of the New Life Program (Programa Vida Nova).  The loan matures in October 2035.  Amortizations will be made in semi‑annual installments after a grace period of seven years, starting on October 2017.  The principal amount accrues interest at a rate varying from 0.01% to 1.2%; (iii) ¥19,169.0 million denominated loans contracted in February 2011 to complement the financing for the first stage of the Clean Wave Program (Programa Onda Limpa), with commercial conditions similar to the loan entered into in August 2004.  These funds will be used for the provision of works and services in the Baixada Santista metropolitan region.  The credit agreement expires in 18 years and interest varies from 1.8% to 2.5% per year; and (iv) ¥33,584 million denominated loan in February 2012 for the financing of the Corporate Program for Water Loss Reduction (Programa corporativo para Redução de Perdas).  The loan matures on February 2037.  Amortizations will be in semi‑annual installments starting on September 2019.  The principal amount accrues interest at a rate varying from 0.01% to 1.7%.  The first disbursement of ¥6 billion connected to the Corporate Program for Water Loss Reduction was in March 2013.

Our borrowings from multilateral institutions, such as the IADB, IBRD and JICA, have in the past been, and in the future are likely to be, guaranteed by the State or the federal government.  We do not pay fees for these guarantees.  Under some of the loan agreements with the IADB, IBRD and JICA; we have granted a guarantee (contra garantia) to the federal government.  For further information on the terms of these loan agreements, see “Item 7.B. Related Party Transactions – Government Guarantees of Financing.”

Our outstanding domestic debt was R$5,853.6 million as of December 31, 2012 and consisted primarily of real‑denominated loans from federal and state‑owned banks, in particular, Banco do Brasil S.A., Caixa Econômica Federal and BNDES, as well as debentures issued in November 2009, June 2010, September 2010, February 2011, February 2012 and November 2012, the first debentures issuance of our investee (Aquapolo) in August 2011 and financial leasing.

The following summarizes our principal borrowings from federal and State‑owned banks:

•         in March 1994, we entered into a loan agreement with Banco do Brasil S.A., or Banco do Brasil, in the amount of R$2.3 billion.  Amortizations of the principal amount are made in 240 successive monthly installments, with final maturity in 2014.  The principal amount accrues interest at the daily government interest rate plus 8.50% per annum and monetary adjustment;

•         from 1996 to 2012, we have entered into several line of credit agreements with Caixa Econômica Federal, pursuant to which amortizations of principal are paid in 60, 120, 180 or 240 months in monthly installments commencing 30 days following the applicable grace period, which varies from 14 to 48 months from the date of signature of the line of credit agreement.  The final maturity is 2036.  The principal amount accrues interest from 5.0% to 9.5%.  The lines of credit are collateralized (i) by collections of daily billings of water supply and sewage services up to the total amount of the debt, or (ii) by a monthly plan of billings corresponding to the minimum of three times the monthly charge, depending on the terms of the relevant line of credit agreement;

•         in August 2002, we entered into a line of credit agreement with BNDES.  The final maturity date is February 2013.  The principal amount accrues interest at the long‑term rate fixed by the TJLP but limited to 6.0% per year, plus 3.0% per year.  If the TJLP exceeds 6.0%, such excess will be added to the principal amount payable at maturity.  The line of credit agreement is collateralized by part of the billings from the provision of water and sewage services.  On February 15, 2013 we made our last interest and amortization payment;

•         in November 2007, we entered into a R$129.9 million credit agreement with BNDES.  Amortizations of the principal amount will be made in 96 successive monthly installments, with final maturity in 2019.  The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 2.50% per year.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The credit agreement is collateralized by part of the billings from the provision of water and sewage services;

•         in November 2007, we entered into a R$174.5 million credit agreement with BNDES.  Amortizations of the principal amount will be made in 150 successive monthly installments, with final maturity in 2023.  The principal amount accrues interest at the TJLP, but is limited to 6.0% per year, plus 2.15% per year.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount;

•         in May 2008, we entered into a R$174.0 million financing agreement with BNDES.  Amortizations of the principal amount will be made in 150 successive monthly installments, with final maturity in 2023.  The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 2.15% per year.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The financing agreement is collateralized by part of the billings from the provision of water and sewage services;

•         in March 2010, we entered into a R$294.3 million financing agreement with BNDES.  Amortizations of the principal amount will be made in 156 successive monthly installments commencing 30 days after the 24‑month grace period, with final maturity in 2025.  The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 1.92% per year.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The financing agreement is collateralized by part of the billings from the provision of water and sewage services;

•         in March 2012, we entered into a R$180.8 million credit agreement with BNDES.  The amortization of the principal shall be paid in up to 156 successive monthly installments beginning 30 days after the grace period of 36 months, with the final maturity in 2027.  The principal amount accrues interest at the TJLP but it is limited to 6.0% per year plus a yearly 1.72%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This credit agreement is guaranteed partly by the earnings of water and sewage services; and

•         in 2011, we entered into financial leases in the total amount of R$49.6 million with certain contractors for the construction of infrastructure on land we own.  During the construction phase, we recognize an intangible assets and the related liability of the lease at fair value.  Upon the conclusion of the construction, which is estimated to 2013 and 2014, we start to pay the rental of the infrastructure (in 240 installments) and the lease is updated accordingly to the contract.  On December 31, 2012, there were no constructions completed.  These contracts are recognized as financial leasing.

Under BNDES program, in the amount of R$826.1 million, we issued two out of three tranches of debentures.  In November 2009, we issued our tenth debentures in the aggregate principal amount of R$275.4 million.  The debentures are divided in three series:  the first and third series will mature in November 2020 and the second in December 2020.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.53% per year.  This issuance was entirely subscribed by BNDES.  We used the funds raised from it for investments primarily in the Corporate Program for Water Loss Reduction and on improvements and reforms of the Rio Grande’s water treatment plant, including other projects for water supply and sewage collection systems in the São Paulo Northern Coast, Paraíba Valley and Mantiqueira Regions.  In February 2011, we issued our fourteenth debentures, the second tranche out of those three, also subscribed exclusively by BNDES.  These debentures are divided in three series:  the first and third series will mature in February 2022 and the second, in March 2022.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.20% per year.  We have been used the funds raised from this fourteenth issuance for investments primarily in the Corporate Program for Water Loss Reduction and on improvements and reforms of the Rio Grande’s water treatment plant, including other projects for water supply and sewage collection systems in the São Paulo Northern Coast, Paraíba Valley and Mantiqueira Regions.

Additionally, in June 2010, we issued 500,000 debentures to the FGTS, based on the FGTS’s program to finance companies in the sanitation, transport and real estate businesses (our twelfth issuance).  The debentures bear interest based on the TR plus 9.5% per year and will mature in June 2025.  The debentures bear a grace period of four years in respect of payments, and we may redeem the debentures starting in July 2014.  We used the proceeds from the twelfth issuance to fund a portion of our capital expenditure program in the water supply and sewage system.

In August 2011, the joint‑controlled entity “Aquapolo” issued 326,732 debentures, registered as its first issuance of simple debentures, nonconvertible, in a single series amounting to R$326.7 million.  The debentures will mature in August 2029 and bear interest, paid monthly, at the TR plus 8.75% per year.  The proceeds from the first issuance were used to build the Aquapolo plant and infrastructure designed to treat industrial water from this petrochemical industrial center in Mauá municipality.

In February 2012, we issued our fifteenth issuance of debentures in two series in the aggregate principal amount of R$771.0.  The first and second series will mature in February 2017 and 2019, respectively.  The debentures of the first series (in the aggregate principal amount of R$287.3 million) bear interest at a rate of CDI plus 0.99% per year.  The second series (in the aggregate principal amount R$483.7 million) bears interest at a rate of IPCA plus 6.2% per year.  The net proceeds were used to repay financial commitments throughout 2012, including the early redemption of our thirteenth debentures issuance.

In November 2012, we carried out our sixteenth debentures issuance of R$500 million, with a maturity date of December 2015 and bearing interest, each quarter with an interest rate of between 0.30% and 0.7% per year plus the CDI rate.  These proceeds of this issuance were used to pay the Company’s financial commitments for 2012 and 2013.

In January 2013, we carried out our seventeenth debentures issuance of R$1.0 billion in three series, the first for R$424.7 million with maturity date of January 2018 and with an interest rate of 0.75% per year plus the CDI rate, the second for R$395.2 million with a maturity of January 2020 and with the interest rate of 4.50% per year plus IPCA variation and the third for R$180.1 million with a maturity date of January 2023 and with an interest rate of 4.75% per year plus IPCA variation.  The proceeds of these issuances were used to pay our financial commitments for 2013

In March 2013 we made the first and second series amortization payments and the early redemption of the remaining balance of the 1st series of the eleventh debenture issuance.  This issuance was due to mature on March 2015.

All of our real‑denominated indebtedness is indexed to take into account the effects of inflation.  Most of our real‑denominated debt provides for inflation‑based increases in principal amounts; the increases are determined by reference to the TR plus an agreed margin.

Financial Covenants

We are subject to financial covenants under the agreements evidencing or governing our outstanding indebtedness.

Foreign currency denominated indebtedness

With respect to our indebtedness denominated in U.S. dollars, we are subject to financial covenants, including but not limited to those set forth in the loan agreements entered into with the IADB.  Each of these agreements contains, among other provisions, limitations on our ability to incur debt.  The financial covenants related to loan agreements 713, 896 and 1212 consider - Tariffs must:  (a) produce revenues sufficient to cover the system’s operating expenses, including administrative, operating, maintenance, and depreciation expenses; (b) provide a return on the balance sheet value of property, plant, and equipment not less than 7%; and (c) during project execution, the balances of short‑term loans must not exceed 8.5% of total equity.  These agreements have a cross default clause with IADB.  The financial covenants related to AB Loan agreements (1983AB) consider the Company’s ratio of debt service coverage, determined on a consolidated basis, which must be higher than or equal to 2.35:1.00; and the total adjusted debt over EBITDA, determined on a consolidated basis, which must be lower than or equal to 3.65:1.00.  This agreement has a cross default clause. See Note 13 of our Consolidated Financial Statements.

The indentures relating to our US$ 140.0 million 7.5% notes due 2016 and US$ 350.0 million 6.25% notes due 2020 prohibit, subject to some exceptions, the incurrence of additional debt in the event that:  (i) the ratio of Adjusted Total Debt to adjusted EBITDA (as defined in the related indentures) is greater than 3.65:1.00:  or (ii) the Debt Service Coverage Ratio (as defined in the related indentures) is less than 2.35:1.00.  The agreement has a cross default clause.This agreement has a cross default clause. See Note 13 of our Consolidated Financial Statements.

We do not believe that these covenants will impose constraints on our ability to finance our capital expenditure program or, more generally, to develop our business and enhance our financial performance.

Local currency denominated indebtedness

All of our contracts require us to maintain (i) adjusted EBITDA/Adjusted net operating revenues equal to or higher than 38%, (ii) adjusted EBITDA/adjusted financial expenses equal to or higher than 2.35:1.00; and (iii) adjusted net debt/adjusted EBITDA equal to or lower than 3.65:1.00.

In addition, all of our financing agreements with the Caixa Econômica Federal and most of our financing agreements with BNDES are subject to a Performance Improvement Agreement (Acordo de Melhoria de Desempenho).  The Performance Improvement Agreement, dated May 28, 2007, as amended in August 2012, was entered into between us and the federal government, and the Caixa Econômica Federal and BNDES as intervening parties.  Pursuant to this agreement, we were required to comply with at least four of eight financial and operating ratios during the subsequent five years.  If we fail to comply with any of the ratios required by the Caixa Econômica Federal and BNDES, either may suspend our credit lines and we will be prevented from entering into any other financing agreements with those entities.  We have the ability, however, to renegotiate the ratios if needed.

Our financing agreement with the federal government and Banco do Brasil S.A. and our credit agreements with Caixa Econômica Federal do not contain material financial covenants.  The agreement with Caixa Econômica Federal has a cross default clause. This agreement has a cross default clause. See Note 13 of our Consolidated Financial Statements.

With respect to our outstanding debentures, the eleventh and twelfth issuances require us to maintain an adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by the Company that are recorded in current liabilities) higher than 1.0:1.0 and an EBITDA/financial expenses ratio equal to or higher than 1.5:1.0.  These issuances have a cross default clause.This agreement has a cross default clause. See Note 13 of our Consolidated Financial Statements.

The tenth and fourteenth issuance requires us to maintain (i) an EBITDA/net operational revenue ratio equal to or higher than 38%; (ii) an EBITDA/financial expenses ratio equal to or higher than 2.35:1.0; and (iii) a net debt/EBITDA ratio equal to or higher than 3.65:1.0.  These issuances have a cross default clause. This agreement has a cross default clause. See Note 13 of our Consolidated Financial Statements.

The fifteenth and sixteenth issuance requires us to maintain (i) an EBITDA/paid financial expenses ratio equal to or higher than 1.5:1.0 and (ii) an adjusted total debt/EBITDA ratio equal to or lower than 3.65:1.0.  These issuances have a cross default clause. This agreement has a cross default clause. See Note 13 of our Consolidated Financial Statements.

The first issuance of debentures of our jointly-owned subsidiary Aquapolo requires its (i) debt service coverage ratio (cash generation/debt service) not to exceed 1.2:1.0; (ii) adjusted current liquidity ratio higher than 1.0:1.0; and (iii) limits its ability to incur futher indebtedness in an amount greater than R$20 million.  This issuance has a cross default clause. This agreement has a cross default clause. See Note 13 of our Consolidated Financial Statements.

The agreement signed between our jointly-owned subsidiary SESAMM – Serviços de Saneamento de Mogi Mirim S.A. and Caixa Econômica Federal requires its (i) subscribed and paid-in capital stock to, correspond to, at least, twenty per cent (20%) of the total amount of investments in funds from this financing; (ii) a debt service coverage ratio (ICSD) of, at least, 1.3:1.0 during the amortization phase; and (iii) indebtedness limit of up to one twelfth (1/12) of annual gross revenue or up to the amount corresponding to three (3) monthly installments, under the agreement, whichever is higher.

The table below shows the more restrictive covenants ratios and our actual financial covenants ratios as of December 31, 2012.

	Restrictive Ratios	Ratio as of December 31, 2012
Adjusted EBITDA/Adjusted net operating revenues	Equal to or higher than 38%	43%
Adjusted EBITDA/Adjusted financial expenses	Equal to or higher than 2.35:1.00	6.10:1.00
Adjusted net debt/Adjusted EBITDA	Equal to or lower than 3.65:1.00	2.01:1.00
Adjusted current ratio	Higher than 1.0:1.0	1.32:1.00
EBITDA/Paid financial expenses	Equal to or higher than 1.5:1.0	6.12:1.00

As of December 31, 2012 and 2011, we had met all the requirements set forth by its loan and financing agreements.

Capital Requirements

We have, and expect to continue to have, substantial liquidity and capital resource requirements.  These requirements include debt‑service obligations, capital expenditures to maintain, improve and expand our water and sewage systems, and dividend payments and other distributions to our shareholders, including the State.

Capital Expenditures

Historically, we have funded and plan to continue funding our capital expenditures with funds generated by operations and with long‑term financing from international and national multilateral agencies and development banks.  We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year.  In 2012, we recorded R$2.5 billion in the water and sewage treatment infrastructure under our capital expenditure program.  We have budgeted investments in the amount of approximately R$9.9 billion from 2013 through 2016.

Dividend Distributions

We are required by our bylaws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to or higher than 25% of the amounts available for distribution.  We declared dividends of R$534.3 million, R$578.7 million and R$456.0 in 2012, 2011 and 2010, respectively.  See “Item 7.B. Related Party Transactions – Dividends.”

C.      Research and Development, Patents and Licenses, Etc.

Our policy is to invest continually in the modernization of equipment and in the technology needed to identify, evaluate and improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability.  Our research and development activity is divided into committees according to strategy and complexity.  In 2012, 2011 and 2010, we invested R$6.3 million, R$3.2 million and R$3.8 million, respectively, in research and development.

In order to further develop our expansion plans, we created a new division for research, technology development and innovation in May 2010.  Among other initiatives, the new division is responsible for:  monitoring technological trends, defining our research projects portfolio, obtaining funding from development agencies, developing an intellectual property protection policy and establishing cooperation agreements for the development of researches that are of interest.  The new division will also enable us to increase the quality of our procedural processes and technology portfolio.

With respect to our partnership with the State of São Paulo Research Foundation (Fundação de Amparo à Pesquisa do Estado de São Paulo) to develop and support research projects involving researchers from graduate schools, the State of São Paulo and our employees.  This partnership provides R$50 million in incentives, to be paid equally by each of the two institutions.  Under this partnership, 12 projects have been approved and nine of them are currently underway.  They are related to:  (i) the development of technology related to the use of filtering membranes in water and sewage treatment, (ii) alternatives for the treatment, mud disposal and use in water and sewage treatment stations, (iii) new technologies for the implementation, operation and maintenance of water distribution and sewage collection systems, (iv) new technologies for improvements in unitary operations processes, (v) water quality monitoring, (vi) energetics efficiency and (vii) sanitary economy.

We also started a partnership with Fraunhofer Institute in Germany, in order to obtain biomethane from the sewage treatment process to be used as fuel for cars.  In the second semester of 2013, it will start to fill up a fleet of 49 cars, instead of gasoline, as a 3-year test.  This project will contribute to reduce pollutant emission into the atmosphere.  We are investing R$900 thousand in this system while our German partner is investing R$5.1 million.

Seeking energy efficiency in our operations, we projected an equipment to calculate the correct oxygen dosage to be used in air difusors, which are used in the sewage treatment process.  The project aims also to find the best cleaning period and when these devices have to be replaced.

Additionally, we have developed custom made biofilters to reduce the odor from sewage pumping stations and sewage treatment plants.

Intellectual Property

Trademarks

We have secured registration of our logo and composite trademark at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or the INPI.  We have registered with the INPI the following trademarks:  “Sabesp,” “Sabesp Soluções Ambientais,” “Projeto Tietê,” “Programa Córrego Limpo,” “Programa Onda Limpa,” “Prol – Programa de Reciclagem do Óleo De Fritura,” “Revista DAE,” “Ligação Sabesp,” “Agente da Gente – Sabesp na Comunidade”, “PURA – Programa de Uso Racional da Água”, “Sabesp Inteligência Ambiental” “Clubinho Sabesp,” “Cauã,” “Denis,” “Gabi,” “Gotucho,” “Gota Borralheira,” “Dr. Gastão,” “Iara,” “Ratantan,” “Sayuri” and “SuperH20.”  Cauã, Denis, Gabi, Gotucho, Gota Borralheira, Dr. Gastão, Iara, Sayuri and Ratantan are some of the characters of our children’s club (Clubinho SABESP), which is a tool for environmental education directed to children through our website.

We have also filed applications with the INPI for registration of the following trademarks:  “Parque Da Integração,” “Programa de Recuperação Ambiental,” “Signos” (Sistema De Informação Geográfica No Saneamento), “Scorpion,” “Semana do Meio Ambiente Sabesp,” “Eficaz,” “Água de Reúso Sabesp,” “Água Sabesp Aquífero Guarani,” “Água Sabesp Estação Cantareira,” “Contrato de Fidelização Sabesp,” “Esgotos não Domésticos Sabesp,” “Cine Sabesp”, “Ecoposto Sabesp”, “PEA – Programa de Educação Ambiental”, “Sabesp Abraço Verde” and the following character of the Clubinho SABESP:  “Cadu.”

Patents

We have a patent granted by the INPI for a constructive device in a building hydraulic simulator used for didactic purposes.  We have also filed patent requests for the following additional devices:

•         a water consumption measurement unit;

•         a biofilter odor control unit;

•         a device for the removal of supernatants in the treatment of sewage; and

•         a mobile device for the calibration of hydrometers.

•         rotary devices used to clean water reservoirs transported by trucks with high-pressure hydrojetting systems.

We are currently awaiting responses to our patent requests from the INPI.  While the requests are under consideration, we are granted the exclusive right to use these devices.

Software

We have adopted an internal policy that provides for an active and effective audit and prevention of unauthorized software.  We have acquired the software licenses for all our workstations.

We have also developed certain computer programs for management and control of water and sewage treatment facilities, as well as for third‑party services management, called “AQUALOG (Control Water Treatment Plants),” “SGL (Bid Management System),” “SCORPION (Software to Operational Control),” “Electronic Price Quotation” (Cotação Eletrônica de Preços), “PREGÃO SABESP ONLINE,” “SISDOC – Sistema de Controle de Documentos,” “Sistema de análise do comportamento metrológico de hidrômetros,” “Modelo padronizado de Laudo técnico‑MPLT,” and “SGH” ‑ hydrometry management system (Sistema de Gestão de Hidrometria) and online software for managing specific articles published in the DAE magazine.  We have also secured registration of these programs at the INPI.

AQUALOG is a Brazilian software designed to monitor water treatment through the employment of artificial intelligence.  In 2001, we completed the first rendering of services based on the AQUALOG software to a third party with the automation of a water treatment plant in the city of Jaguará do Sul, State of Santa Catarina.  We have entered into an agreement to license the software to Sanesul, in the state of Mato Grosso do Sul and to Teuto’s drugs factory, in the city of Anapólis, state of Goiás.  We currently have a temporary license for the AQUALOG software and are awaiting its final registration with the INPI.

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

•         regulations issued by ARSESP regarding several aspects of our business, including with respect to our ability to adjust our tariffs and the competency of state and municipalities to manage their sanitation affairs;

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

•         the effects from the increase in tariff that occurred on September, 2012, the tariff revision in April 2013 and future tariff changes;

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

E.      Off‑Balance Sheet Arrangements

We had no off‑balance sheet arrangements as of December 31, 2012.

F.       Tabular Disclosure of Contractual Obligations

Our debt obligations and other contractual obligations as of December 31, 2012 were as follows:

	Less than 1 year	1‑3 years	3‑5 years	More than 5 years	Total
	(in millions of reais)
Loans and financing	1,367.4	2,033.9	1,311.0	4,357.0	9,069.3
Estimated interest payments(1)	431.1	931.0	651.4	1,801.7	3,815.2
Operating and capital lease obligations(2)	21.6	166.3	153.6	2,521.7	2,863.2
Alto Tietê PPP	62.4	58.5	141.3	635.7	897.9
Pension plan contributions(3)	229.4	477.9	507.2	1,881.0	3,095.5
PAES program(4)	19.0	-	-	-	19.0
Purchase obligations(5)	2,356.8	1,591.5	51.9	1.0	4,001.2
Total	4,487.7	5,259.1	2,816.4	11,198.1	23,761.3

______________

(1)   Estimated interest payments on loans and financing were determined considering the interest rates as of December 31, 2012.  However, our loans and financing are subject to variable interest indexation and foreign exchange fluctuations, and these estimated interest payments may differ significantly from payments actually made. The debt agreements have cross default clauses.

(2)   Includes capital lease obligations which are collateralized by part of the billings from the provision of water and sewage services.

(3)   Consists of pension plan contributions estimated for the following years.

(4)   The PAES program, as set forth by Law No. 10,684, dated May 30, 2003.

(5)   The purchase obligations are the contractual obligations of investments and expenses and consider the estimated inflation adjustments for each year.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders.  Our borrowings are not affected by seasonality.  For information concerning the interest rates on our indebtedness outstanding as of December 31, 2012, see Note 13 to our consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31 2012, 2011, 2010 included elsewhere in this annual report.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

Under our bylaws and Brazilian Corporate Law, we are managed by our board of directors (Conselho de Administração), which currently consists of nine directors, and a board of executive officers (Diretoria), which currently consists of six executive officers.

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

Seven of the current members of our board of directors, Edson de Oliveira Giriboni, Dilma Seli Pena, Walter Tesch, Alberto Goldman, Jerônimo Antunes, Reinaldo Guerreiro and Alexander Bialer were elected at the general shareholders’ meeting held on April 23, 2012.  The directors Claudia Polto da Cunha and Francisco Vidal Luna were elected at the general shareholders’ meeting held on April 22, 2013. The tenure of all the directors will end upon the election of the new members at the general shareholders’ meeting to be held in April 2014.  Currently, we have four directors considered independent under the Novo Mercado rules.

Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  Its responsibilities include the establishment of policy and general orientation of our business, and the appointment and supervision of our executive officers.

The following are the names, ages, positions, dates of election and brief biographical descriptions of the current members of our board of directors:

Director	Age	Position	Date Elected
Edson de Oliveira Giriboni	60	Chairman	April 23, 2012
Claudia Polto da Cunha	45	Director	April 22, 2013
Dilma Seli Pena	63	Director	April 23, 2012
Walter Tesch	69	Director	April 23, 2012
Alberto Goldman	75	Director	April 23, 2012
Jerônimo Antunes	57	Independent Director*	April 23, 2012
Reinaldo Guerreiro	60	Independent Director*	April 23, 2012
Francisco Vidal Luna	66	Independent Director*	April 22, 2013
Alexander Bialer	66	Independent Director*	April 23, 2012

______________

*      These directors comply with the independence requirements established by the Novo Mercado rules.

Edson Giriboni.  Mr. Giriboni has been the chairman of our board of directors since April 2011.  Mr. Giriboni holds a degree in civil engineering from the Escola Politécnica of the Universidade de São Paulo, a degree in business administration from the Associação Educacional de Itapetininga, and post‑graduate degrees from the Universidade de Campinas and the Universidade Federal de Minas Gerais.  Mr. Giriboni has been the Secretary of Sanitation and Water Resources of the State of São Paulo since January 2011.  He is also a State Deputy in São Paulo.  Mr. Giriboni was the general manager of Fepasa and the vice‑mayor of the city of Itapetininga where he also worked at the Municipal Department of Works and Public Utilities, and subsequently, in the Municipal Department of Industry and Development.

Claudia Polto da Cunha. Ms. Cunha has been a member of our board of directors since April 2013. She holds a law degree and a master’s degree in Public Law from Faculdade de Direito at Universidade de São Paulo, USP. She has been a state attorney for the state of São Paulo since 2001, acting as the Corporate Matters Officer for Companhia Paulista de Parcerias, and Executive Secretary at State Council for Protection of Capitals of the State (Conselho de Defesa dos Capitais do Estado), since 2006. Ms. Cunha is member of the board of directors at Empresa Metropolitana de Transportes Urbanos, and member of the Fiscal Committee at Companhia de Desenvolvimento Habitacional e Urbano. She was member of the board of directors at Companhia do Metropolitano de São Paulo, member of Fiscal Committee at Rede Ferroviária Federal, as well as member of the board of trustees at Fundação de Proteção e Defesa do Consumidor.

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

Alberto Goldman.  Mr. Goldman has been a member of our board of directors since April 2011.  Mr. Goldman holds a degree in civil engineering from the Escola Politécnica of the Universidade de São Paulo.  Mr. Goldman was vice‑governor of São Paulo from January 2007 to March 2010 and governor of São Paulo from April 2010 to December 2010.  He was a member of our board of directors from April 2009 to March 2010.  He was also the State Secretary of Development (currently, Development, Science and Technology State Department) from January 2007 to February 2009, State Deputy for two terms and Federal Deputy for six terms.  Mr. Goldman was the president of the Budget Mixed Committee in 2000 and rapporteur of the General Telecommunications Law.  He was the Special Secretary of State of the Program Coordination in 1987 and of the Administration Coordination between 1988 and 1990.  Mr. Goldman was the Minister of Transportation from 1992 to 1994.

Jerônimo Antunes.  Mr. Antunes has been a member of our board of directors since April 2008.  He holds a master’s and Ph.D. degree in controllership and accounting from the Universidade de São Paulo and holds a degree in business administration and accounting.  He has been a certified independent accountant and consultant in accountability and corporate finance since 1977.  He has been a professor at FEA‑USP since 1999, a professor of several MBA courses, at FIPECAFI since 2000, at FEA‑USP, since 2000, and at FIA – Fundação Instituto de Administração since 2006.  He was a professor at the Universidade Federal do Ceará from 2000 to 2005 and in several other institutions.  He was a director of FIPECAFI, from 2000 to 2007.  He was a board member and director of IBRACON from 1998 to 2006 and a director of Associação Nacional dos Executivos de Finanças, Administração e Contabilidade, or ANEFAC, from 1994 to 2000.

Reinaldo Guerreiro.  Mr. Guerreiro has been a member of our board of directors since January 2007.  He holds a Ph.D. in accounting and controllership, a master’s degree in accounting and controllership and a bachelor’s degree in accounting sciences, all of them from FEA‑USP.  Currently, he is both professor and Director at FEA‑USP.  He has also authored the books “A meta da empresa, seu alcance sem mistérios,” “Gestão do lucro,” “Estruturação de sistemas de custos para gestão de rentabilidade,” and co‑authored “Controladoria uma abordagem de gestão econômica” and “Contabilidade gerencial.”  He is a researcher at CNPQ and has published various scientific articles In domestic and international magazines.  He is a specialized consultant in financial management.  He has worked on various projects in the areas of financial management, costs, budget and IT in a variety of companies.  Other than for us, Mr. Guerreiro does not serve on the board of directors of any other public companies.

Francisco Vidal Luna. Mr. Luna has been a member of our board of directors since April 2013. He has a doctorate in Economics from the Faculdade de Economia Administração e Contabilidade at the Universidade de São Paulo. In the public sector, he has served as the Secretary of Planning for the city of São Paulo. He has also worked at the Treasury Department for the State of São Paulo and the Federal Planning Bureau, among other roles. Within the private sector, Mr. Luna was Chairman and President of Banco Inter American Express S.A. At the governmental level, he served as a member of the advisory board of the Superintendency for the Development of the Northeast (Superentendência de Desenvolvimento do Nordeste – Sudene), a member of the board of directors of BNDES; superintendent of the Planning Institute of the Federal Planning Bureau, Special Secretary for Economic Affairs of the Federal Planning Bureau. At the state level, Mr. Luna has also been the Chairman of the Advisory  Board for the division of Economic Affairs of the Secretariat of Finance of the State of São Paulo and executive secretary of the Board of Financial Coordination of São Paulo. Currently, Mr. Luna is a member of the board of directors and the audit committee of Desenvolve SP, President of the board of directors of IDBRASIL and the Afro‑Brazilian Museum, a member of the board of trustees of Fundação Padre Anchieta and an advisory board member of the Faculty of Medicine Foundation – FFM.

Alexander Bialer.  Mr. Bialer has been a member of our board of directors since April 2003.  He holds a degree in mechanical engineering from Instituto Tecnológico da Aeronáutica—ITA and a specialization degree in systems administration from the FGV.  He is a member of the board of directors of AVIANCATACA and Andritz Hydro Inepar. Until recently he was on the board of Pacific Rubiales and ROMI.  In addition, Mr. Bialer was Director of Business Development of GE in Brazil and Latin America, from which he retired in 2002.  He also collaborated with AVON, Máquinas Piratininga and ASEA.

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

The following are the names, ages, positions, dates of election and brief biographical descriptions of our board of executive officers:

Executive Officer	Age	Position	Date Elected
Dilma Seli Pena	63	Chief Executive Officer	June 2, 2011
Manuelito Pereira Magalhães Junior	45	Corporate Management Officer	June 2, 2011
Rui de Britto Álvares Affonso	55	Chief Financial Officer and Investor Relations Officer	June 2, 2011
Paulo Massato Yoshimoto	60	Metropolitan Region Officer	June 2, 2011
Luiz Paulo de Almeida Neto	56	Regional Systems Officer	June 2, 2011
João Paulo Tavares Papa	56	Technology, Enterprises and Environment Officer	March 21, 2013

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

Rui de Britto Álvares Affonso.  Mr. Affonso has been our Chief Financial Officer and Investor Relations Officer since July 2003.  Mr. Affonso holds a Ph.D. and a master’s degree in economics from the Universidade Estadual de Campinas, or UNICAMP, and a degree in economics from the Universidade de São Paulo.  He has been a professor at UNICAMP since 1986, a professor at FEA‑USP from 1983 to 1989, and a director of public economy at Fundação do Desenvolvimento Administrativo from 1994 to 2003.  He also represented Brazil on the board of the Forum of Federations (a non‑governmental entity based in Canada) from 2000 to 2006.  Mr. Affonso has also held several positions at the State government.

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

Luiz Paulo de Almeida Neto.  Mr. Almeida Neto has been our regional systems officer since January 2011.  He holds a degree in civil engineering from the Escola Politécnica of the Universidade de São Paulo, a business administration degree from Fundação Educacional Votuporanga/SP and a post‑graduate degree in sanitary engineering from Faculdade de Saúde Pública of the Universidade de São Paulo.  Mr. Almeida joined us in 1979 and has worked with us as head of the Baixo Tietê Business Unit responsible for the management of areas located in the hydrographic basins of Baixo Tietê, Tietê‑Batalha, São José dos Dourados and Turvo Grande.  Mr. Almeida Neto has authored several articles.

João Paulo Tavares Papa.  Mr. Papa has been our Technology, Enterprises and Environmental Officer since March 2013.  He graduated as an electric engineer from the University of Santa Cecília de Santos – SP. Between 2005 and 2012 he was Mayor of Santos for two successive terms.  From 1991 to 1995 he was the regional head of Sabesp, the Baixada Santista region and on the coast of São Paulo.  Between 1997 and 2000 he was the Municipality Secretary of Environment and CEO of the Traffic Engineering Company of Santos.  He began his career in the public sector in 1984 as an engineer for the Santos Municipality where he worked in the public services, transport and traffic sectors.

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

For the year ended December 31, 2012, the aggregate compensation, including benefits in kind granted that we paid to members of our board of directors, board of executive officers and fiscal committee for services in all capacities was R$4.1 million.

The tables below sets forth the breakdown of the total compensation received by our directors and members of our board of executive officers and fiscal committee and other data related to their compensation for the periods indicated:

	Year ended December 31,
	2012	2011	2010
Total compensation per administrative body	(in thousands of R$, except where indicated otherwise)
Board of directors	1,004	1,240	1,215
Board of executive officers	2,878	2,442	2,231
Fiscal committee	226	217	229
Total amount of compensation	4,108	3,899	3,675

Number of members (in individuals)
Board of directors	10	10	10
Board of executive officers	6	6	6
Fiscal committee	4	5	6

Fixed annual compensation
Salary
Board of directors	804	853	903
Board of executive officers	1,553	1,265	1,304
Fiscal committee	179	217	229
Direct and indirect benefits
Board of directors	200	‑	‑
Board of executive officers	653	495	394
Fiscal committee	47	‑	‑

Variable compensation
Bonus
Board of directors	-	387	312
Board of executive officers	672	681	533
Fiscal committee	-	‑	‑

Maximum amount of compensation
Board of directors	148	169	148
Board of executive officers	516	444	477
Fiscal committee	56	46	38

Minimum amount of compensation
Board of directors	50	81	100
Board of executive officers	335	276	324
Fiscal committee	56	46	38

Average amount of compensation
Board of directors	100	128	113
Board of executive officers	480	407	372
Fiscal committee	56	46	38

Profit Sharing and Pension Plans

We have established a pension and benefit fund (Fundação SABESP de Seguridade Social), or SABESPREV, to provide our employees with retirement and pension benefits.  This pension plan provides benefit payments to former employees and their families.  Both we and our employees make contributions to the pension plan.  We are also required to pay supplemental pension payments relating to the employment contract of certain employees prior to the creation of SABESPREV.  Our total contributions to the pension plan totaled R$7.4 million, R$8.9 million and R$13.8 million in 2012, 2011 and 2010, respectively.  Based on independent actuarial reports, as of December 31, 2012, our obligation under these plans totaled R$2,124.3 million.  For further information on our pension plans see Note 17 to our consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 included elsewhere in this annual report.

Beginning in 2008, payments under the profit‑sharing plan were based both on general goals that evaluate us as a whole and on other goals that evaluate the performance our different business units.  Payments are proportionally reduced annually if the goals are not completely achieved.

We recorded profit‑sharing expenses of R$60.5 million, R$56.6 million and R$52.6 million in 2012, 2011, and 2010, respectively.  We do not have a stock‑option plan for our employees.

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

Fiscal Committee (Conselho Fiscal)

Our fiscal committee, which is established on a permanent basis, consists of a minimum of three and a maximum of five members and generally meets once a month consists of four members and four alternates.  Furthermore, each member has its respective alternate.  The current members of our fiscal committee were elected in the shareholders’ meeting held on April 22, 2013.  Their tenure will end in 2014.  The primary responsibility of the fiscal committee, which is independent from management and from the external auditors appointed by our board of directors, is to review our consolidated financial statements and report on them to our shareholders.

The following are the names, ages, position, date of election and brief biographical descriptions of the current and alternate members of our fiscal committee:

Fiscal Committee Members	Age	Position	Date Elected
José Antonio Xavier	52	Member	April 22, 2013
Humberto Macedo Puccinelli	55	Member	April 22, 2013
Horácio José Ferragino	62	Member	April 22, 2013
Massao Fábio Oya	31	Member	April 22, 2013
Tomás Bruginski de Paula	51	Alternate	April 22, 2013
José Rubens Gozzo Pereira	65	Alternate	April 22, 2013
Joaldir Reynaldo Machado	64	Alternate	April 22, 2013
Jorge Michel Lepeltier	65	Alternate	April 22, 2013

José Antonio Xavier.  Mr. Xavier has been a member of our fiscal committee since April 2011.  He holds a degree in economy and a post‑graduate degree in governmental controllership from the Pontifícia Universidade Católica de São Paulo (PUC‑SP).  Mr. Xavier was an auditor of the State Treasury from 1993 to 1998 and the Technical Director of the State Treasury since 1998.  He was a member of the Fiscal Committee at BANESCARD, CESP and CDHU.

Humberto Macedo Puccinelli.  Mr. Puccinelli has been a member of our fiscal committee since April 2011.  Mr. Puccinelli holds a degree in economics from the Pontifícia Universidade Católica de São Paulo (PUC‑SP).  He worked at the Department of Planning from 1985 to 1995, at the Health State Department as secretary assistant from 1995 to 1996, at the State Treasury from 1996 to 2002, and at the Planning Department as secretary assistant in 2003.  Since January 2004 he has been the Technical Assistant of the State Treasury.

Horácio José Ferragino.  Mr. Ferragino was elected to our fiscal committee on April 23, 2012.  He holds a degree in accounting from the Faculdades Integradas Santo Antônio – FISA‑SP.  He worked in the public sector for the State Fund for School Buildings (FECE – Fundo Estadual de Construções Escolares) from 1970 to 1976, for the School Building Company from 1976 to 1988 (CONESP – Cia de Construções Escolares), for the Educational Development Foundation (FDE – Fundação para o Desenvolvimento da Educação from 1988 to 1995) and Casa Civil e Secretaria de Gestão Pública (1995 – 2012), where he coordinated projects involving public purchase policies.  He currently works as Project Coordinator for the Department of Planning and Regional Development.

Massao Fábio Oya. Mr. Oya has been a member of our fiscal committee since April 2013. He has a degree in accounting and an MBA with a specialization in Financial Management from the University of Anchieta. Mr. Oya is a consultant and advises companies on accounting as well as corporate governance. He also serves on the fiscal committees of several companies, as a sitting member: including COPEL, Wetzel S.A., Banrisul, Sanepar, and as an alternate member: TIM Participações S.A., EZ TEC Empreendimentos e Participações S.A., Companhia Providência Indústria e Comércio S.A. and Eucatex S.A.

Tomás Bruginski de Paula.  Mr. de Paula has been an alternate member of our fiscal committee since April 2006.  He holds a degree and a master’s degree in economics from UNICAMP.  He has been a Professor at the Economics Department of Pontifícia Universidade Católica – PUC since 1986.  He has been an executive officer at Companhia Paulista de Parcerias since 2004 and Companhia Paulista de Securitização since 2009.  Mr. de Paula has worked as a consultant for several entities, including the Economic Committee for Latin America (CEPAL), the United Nations Development Program (PNUD), the Brazilian Institute of Municipal Administration (IBAM), the Brazilian School of Public and Business Administration of FGV (EBAPE/FGV), the State System Data Analysis Foundation (SEADE), and the Brazilian Electricity Agency in the infrastructure and public policy financing areas.  He is also a member of the fiscal committee of the Nossa Caixa Desenvolvimento and a member of the Board of Directors of DERSA.  Mr. de Paula was also a member of the fiscal committee of the São Paulo Company of Electric Power Transmission.

José Rubens Gozzo Pereira.  Mr. Pereira has been an alternate member of our fiscal committee since April 2010.  He holds a degree in economics from Universidade Mackenzie, a graduate degree from FGV and attended international studies extension programs at the Universities of London and Paris.  He has been responsible for the Funding department of the Finance Secretariat since 1989.  Mr. Pereira held positions in the public sector in the DAEE, where he was responsible for the Budget and Financing area; he was an executive officer at Companhia de Engenharia de Tráfego – CET, and in the International Cooperation department of Companhia Energetica de Silo Paulo – CESP.  Mr. Pereira has been the coordinator for the Funding Department of the São Paulo State Government in the Finance Secretariat since 1991.

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

Jorge Michel Lepeltier. Mr. Lepeltier has been a member of our fiscal committee since April 2013. He has a graduate degree in Capital Markets, Finances and Strategic Planning from New York University. He also has a bachelor’s degree in economics and accounting from Pontifíca Universidade Católica de São Paulo. Mr. Lepeltier has experience with appliance companies, and worked at the Whirlpool Group from May 1978 until August 1993, initially as Treasurer. After two years as serving as CFO and Director of Investor Relations of the Brasmotor Group, Mr. Lepeltier went on to work at Price Waterhouse for twelve years. Currently, Mr. Lepeltier is a partner at Jorge Lepeltier Consultores Associados, which offers consulting services in administration, finance, corporate structure and auditing. He serves on various boards of directors, fiscal committees and auditor committees, and, over the last five years, he has served on the board of directors of the following companies:  AES Tietê S.A., Companhia Paranaense de Energia – Copel and Triunfo Participações e Investimentos S.A., among others. As a fiscal committee member, he has served on the committees of the following companies:  TIM Participações S.A., Cia de Saneamento Básico do Estado de São Paulo – Sabesp and Drogasil S.A., among others.  As an audit committee member, he has served on the audit committees of the following companies:  Triunfo Participações e Investimentos S.A. and Positivo Informática S.A., among others. Currently, he is a fiscal committee member of Alpargatas S.A., Companhia Providência Indústria e Comércio and M&G Poliester S.A., and an audit committee member of Anhanguera Educacional Participações S.A., among others.

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

The following are the names, positions and dates of election of the members of our audit committee:

Director	Position	Date Elected
Jerônimo Antunes	Coordinator and Financial Expert	April 26, 2012
Reinaldo Guerreiro	Member	April 26, 2012
Francisco Vidal Luna	Member	April 25, 2013

Regulatory Affairs Committee

Our bylaws provide for a regulatory issues committee to be comprised of our Chief Executive Officer, Chief Financial Officer and Investor Relations Officer, Metropolitan Officer, and Regional System Officer.  The regulatory affairs committee is responsible for defining our regulatory directives, strategies and guidelines and coordinating our regulatory affairs department, subject to the guidelines defined by our board of directors.

The Chief Executive Officer acts as chairman of our regulatory affairs committee and is responsible for proposing its internal regulations to be approved by the committee.  Pursuant to our bylaws, the head of regulation shall be the executive secretary of the committee.

Under our bylaws, the resolutions of our regulatory affairs committee shall be binding and our executive board shall be entitled to implement them in the scope of its jurisdiction.  Meetings of our regulatory affairs committee are held at least once a month, if ordinary, and when extraordinary can be called by any of our committee’s members.

Corporate Governance Practices

The significant differences between our corporate governance practices and NYSE standards can be found on our website, www.sabesp.com.br, at the following location:  Investors Relations – Corporate Governance – SABESP and NYSE Standards.  The information found at this website is not incorporated by reference into this document.

D.      Employees

As of December 31, 2012, we had 15,019 full‑time employees.  In 2012, we had an average of 888 trainees and 560 apprentices (aprendizes), as defined by federal Law No. 10,097, dated December 19, 2000.

The following table sets forth the number of our full‑time employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2012	2011	2010
Number of employees by category of activity:
Projects and operations	9,919	9,782	10,092
Administration	2,474	2,501	2,527
Finance	454	454	477
Marketing	2172	2,159	2,234
Number of employees by corporate division:
Head office	1513	1,475	1,496
São Paulo metropolitan region	6,865	6,861	7,135
Regional Systems	6641	6,560	6,699
Total number of employees	15,019	14,896	15,330

The average tenure of our employees is approximately 17 years.  We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security.  We believe that our relations with our employees are generally satisfactory.

Approximately 70% of all our employees are members of unions.  The five main unions that represent our employees are i) the Sindicato dos Trabalhadores em Água, Esgoto e Meio Ambiente de São Paulo ‑ SINTAEMA, ii) workers union of Santos Urban Industries, Baixada Santista region, Vale do Ribeira, South Coast and Vale Ribeira ‑ SINTIUS, iii) the Sindicato dos Engenheiros do Estado de São Paulo ‑ SEESP, iv) the Sindicato dos Advogados de São Paulo ‑ SASP and v) the Sindicato dos Técnicos Industriais de Nível Médio no Estado de São Paulo – SINTEC.  As a result of the 2010 collective bargaining discussions, wages were temporarily increased by 5.05%.  The unions filed a claim with the Labor Court seeking to, among other requests, increase wages by 1.5%, increase the salary base over which the annual profit distribution is calculated, increase payment of overtime by 100% and increase additional payment of working night hours from 20% to 50%.  The Labor Court decided in favor of the unions and we appealed from the decision.  The appeal resulted in a partial suspension of the decision; the decision to increase overtime by 100%, however, was upheld.

In 2011, we entered into an additional collective bargaining agreement, which:  (i) increased wages by 6.39% (which corresponds to the adjustment for inflation for the period) plus a real gain of 1.51%, (ii) established an employment guarantee for 98% of our employees, (iii) increased the number of days permitted under maternity leave from 120 to 180 days and (iv) increased meal vouchers by 10.07%, among other provisions.  Our most recent collective bargaining agreement, entered into in 2012, resulted in the following:  (i) an increase in salaries by 6.17% (which corresponds to the inflation adjustment for the period plus further addition 1.93%), (ii) the establishment of a guarantee of continued employment for 98% of our employees, (iii) an increase in meal vouchers of 10% and a further increase of 8% in all other benefits, (iv) stopped extra payments to employees who drive company vehicles.

We have experienced the following strikes in the last seven years, none of which interrupted the essential services that we provide:  a one‑day strike in May 2006, a four‑day strike in June 2008, a three‑day strike in May 2009, an eight‑day strike in May 2010, a one-day strike in 2011.  In 2007 and 2012 there were no strikes.  Under Brazilian law, our non‑administrative employees are considered “essential employees” and, therefore, are limited in their right to strike.

E.      Share Ownership

As of May 08, 2013, the members of the board of directors and the executive officers owned an aggregate of 1,518 common shares.  The members of our board of directors and our executive officers, on an individual basis and as a group, beneficially own less than 0.1% of our common shares.  See “Item 7.A. Major Shareholder” for more information.  As of the same date, none of our directors and executive officers owned any stock option plans.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholder

Our outstanding capital stock as of December 31, 2012, consisted of 227,836,623 common shares, without par value.  On April 22, 2013 our shareholders approved a stock split, following which each common share represented three new common shares. Since then, our outstanding capital stock consists of 683,509,869 common shares, without par value. Under our bylaws and the State laws, the State is required to own at least one‑half plus one of our outstanding common shares.  All of our shareholders, including the State, have the same voting rights.

The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of May 08, 2013.

	Common shares
	Shares	%
State of São Paulo	343,524,258	50.3%
Directors and executive officers of SABESP	1,518	Less than 0.1%
Others	339,958,611	49.7%
Total(1)	683,509,869	100.0%

______________

(1)   As of May 08, 2013, 26.3% of our outstanding common shares were held by 6,239 registered shareholders in Brazil.

As of May 08, 2013, 23.4% of our outstanding common shares were held in the United States, in the form of ADSs.  According to the ADS depositary’s records, which contain information regarding the ownership of our ADSs, there were, on April, 2013, 37 record holders of ADSs in the United States.

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

Rendering Services

We provide water and sewage services to the federal government, state and municipal governments and government entities in the ordinary course of our business.  Gross revenue from sales to the State, including State entities, totaled R$431.0 million in 2012, R$405.0 million in 2011 and R$383.5 million in 2010.  Our accounts receivable from the State for water supply and sewage services totaled R$65.5 million and R$145.4 million, as of December 31, 2012 and 2011, respectively.  In addition, as required by law, we invest our cash and cash equivalents with government financial institutions.

Payment of Pensions

Pursuant to a law enacted by the State, certain former employees of some State owned companies that provided services to us in the past and later merged to form our Company acquired a legal right to receive supplemental pension benefit payments.  These rights are referred to as “Plan G0.”  These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor.  In 2012, 2011 and 2010, we made payments to former employees of R$132.7 million, R$124.4 million and R$118.4 million, respectively, in respect of Plan G0.  The State made reimbursements in 2012, 2011 and 2010 in the amount of R$104.4 million, R$89.5 million and R$85.1 million, respectively.

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

Under the December 2001 agreement, in 2002, a State‑owned construction company (Companhia Paulista de Obras e Serviços), or the CPOS, on behalf of the State, and an independent appraisal firm (Engenharia de Avaliações), or the ENGEVAL, on our behalf, presented their valuation reports relating to the reservoirs.  Under the agreement, the arithmetic average of these appraisals is deemed the fair value of the reservoirs.  The appraisals contained in these reports were in the amounts of R$335.8 million and R$341.2 million, respectively.  Because we had already made investments in these reservoirs by then, the arithmetic average of the appraisals submitted to our board of directors by August 2002, R$300.9 million, was net of a percentage corresponding to these investments.  Our board of directors approved the valuation reports. This amount was updated until September 2008 according to IPCA index and amounted to R$696.3 million.

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

On October 29, 2003, the Public Prosecution Office of the State of São Paulo (Ministério Público do Estado de São Paulo), on behalf of the people of the State, brought a civil public action in a Trial Court of the State of São Paulo (12a Vara da Fazenda Pública do Estado de São Paulo) alleging that a transfer to us of ownership of the Alto Tietê system reservoirs from the DAEE would be illegal.  An injunction against the transfer of ownership of such reservoirs was granted but was later reversed.  However, in October 2004, the court of first instance handed down its judgment on the civil public action and declared the agreement between us, DAEE and State of São Paulo null and void.  This decision was suspended by us, and the State treasury and DAEE appealed the decision.  On August 23, 2010, the appeal was denied.  We have petitioned for clarification of the appeal court’s decision and will seek to take the case to the Supreme Court.  The effects of the appeal court’s decision will be suspended until the end of the legal process.  We have assessed the risk of loss as probable, which would prohibit the transfer of the reservoirs in payment of the accounts receivable due from the State.

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

On December 28, 2007, we and the State entered into a second amendment to the December 2001 agreement, pursuant to which the State agreed to pay (i) the outstanding balance under the first amendment, in the amount of R$133.7 million (as of November 30, 2007), in 60 consecutive monthly installments, beginning on January 2, 2008, and (ii) the amount of R$236.1 million relating to part of the accounts overdue and unpaid from March 2004 through October 2007 regarding the provision of water supply and sewage collection services.  As part of this amendment, we agreed to pay during the period from January through March 2008 the outstanding balance of dividends in the amount of R$400.8 million, in the form of interest on shareholders’ equity, due from March 2004 through December 2006.  We paid these amounts as agreed.  Under the second amendment, dividends payable by us are no longer required to be applied to offset accounts receivable from the State, and as a result, we are currently unable to determine the amount, if any, of the declared dividends that the State will apply to current and future accounts receivable owed to us by the State or its entities.  In addition, pursuant to the second amendment, we and the State agreed on complying with certain mutual obligations relating (i) to the improvement of payment processes and budget management procedures; (ii) the rationalization of the use of water and the amount of water and sewage bills under the responsibility of the State; (iii) the recording of government entities with accounts overdue in a delinquency system or reference file; and (iv) the possibility of interrupting water supply to these entities in case of non‑payment of water and sewage bills.  Finally, this second amendment did not amend the provisions of the December 2001 agreement regarding the supplemental retirement and pension benefits we paid from March 1986 through November 2001 on behalf of the State to former employees of the State‑owned companies that merged to form our Company.

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

On March 26, 2008, we entered into a commitment agreement (termo de compromisso) with the State with the purpose of finding an alternate solution to the deadlock related to the amount owed by the State to us in connection with the supplemental retirement and pension benefits we paid from March 1986 to November 2001 on behalf of the State to former employees of the State‑owned companies which merged to form our Company.  In this agreement, we and State committed to hiring specialized companies to carry out new valuations of the amounts owed to us by the State and of the reservoirs.  An independent consulting firm, FIPECAFI, has been retained to resolve the disagreement and validate the amount we paid from March 1986 through November 2001 on behalf of the State to former employees of the State‑owned companies that merged to form our Company, which the State has not yet agreed to reimburse us hereinafter referred to as the “Disputed Reimbursement Amount.”  In addition, FIPECAFI performed, together with another independent consulting firm, a new evaluation of the reservoirs that might be transferred to us as amortization of the reimbursement payable by the State to us.

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

In addition to the Undisputed Reimbursement Amount, there is an outstanding balance relating to the Disputed Reimbursement Amount.  As of December 31, 2012, the Disputed Reimbursement Amount plus the reservoirs mentioned above, amounted to R$1,351.2 million, but due to the uncertainty regarding the recovery of the amount our management decided not to recognize the reimbursements.  See Note 8 to our consolidated financial statements as ofDecember 31, 2012 and 2011 and for the year ended December 31, 2012, 2011 and 2010 regarding the Disputed Reimbursement Amount.  We and the State have agreed that the dispute relating to the Disputed Reimbursement Amount will not prevent us from carrying out the commitments made in the December 2001 agreement.

In addition, the third amendment to the December 2001 agreement provides for the regularization of the monthly flow of benefits.  While we are liable for the monthly flow of benefits to the former employees of the state‑owned companies that merged to form our Company, the State shall reimburse us based on criteria identical to those applied when determining the Undisputed Reimbursement Amount.  Should there be no preventive court decision, the State will assume the flow of monthly payment of benefits portion deemed as undisputed.

Finally, the third amendment to the December 2001 agreement established that the Public Attorney’s Office of the State of São Paulo, or the Public Attorney’s Office, would issue a revised interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount.  At that time, we believed that the Public Attorney’s Office would issue a revised interpretation which would have helped us bring the negotiations with the State to a conclusion.  However, contrary to our expectations, the Public Attorney’s Office interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount refuted the reimbursement of the largest portion of this amount.  As of December 31, 2012, we had made a provision of R$1,547.2 million in our pension obligations accounts in respect of the pension benefit obligation of Plan G0.

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

Agreement with the State and the city of São Paulo

On June 23, 2010 the State and the city of São Paulo entered into a convention (convênio) with the intermediation and consent of our Company and of ARSESP pursuant to which they agreed to jointly manage the planning of and investment in the basic sanitation system of the city of São Paulo, among other things.  This agreement established that the State and the city of São Paulo would enter into an agreement with us, granting us exclusive rights in the provision of water and sewage services in the city of São Paulo.  In addition, the agreement established the role of ARSESP in regulating and overseeing our activities, and established a management committee that will be responsible for planning the water and sewage services and for reviewing our investment plans.  The management committee is composed of six members appointed for renewable two‑year terms.  The State and the city of São Paulo have the right to appoint three members each.  We are permitted to participate in the meetings of the management committee, but we are not afforded any voting rights.

On June 23, 2010 the State and the City of São Paulo executed an agreement in the form of a convênio, to which we and ARSESP consented, under which they agreed to manage the planning and investment for the basic sanitation system of the city of São Paulo on a joint basis.  The principal terms of this convênio  were as follows:

•      The State and the City of São Paulo would execute a separate agreement with us, granting us exclusive rights to provide water and sewage services in the city of São Paulo.

•      ARSESP would regulate and oversee our activities regarding water and sewage services in the city of São Paulo, including tariffs.

•      A management committee (Comitê Gestor) would be responsible for planning water and sewage services for the city and for reviewing our investment plans.  The management committee consists of six members appointed for two-year terms.  The State and the City of São Paulo have the right to appoint three members each.  We may participate in management committee meetings but may not vote.

In application of the convênio, we executed a separate contract with the State and the city of São Paulo, also dated June 23, 2010, to regulate the provision of these services for the following 30 years.  The principal terms of this contract are as follows:

•      The total investment stated in the contract must be equal to 13% of gross revenues from the provision of services to the city of São Paulo, net of the taxes on revenues, which total approximately R$500 million per year.

•          We must transfer 7.5% of the gross revenues we derive under the convênio, and subtract (i) COFINS and PASEP taxes, and (ii) unpaid bills of publicly owned properties in the city of São Paulo, to the Municipal Fund for Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura),  established by Municipal Law No. 14,934/2009.

•      Our investment plan must be compatible with the sanitation plans of the State, the City of São Paulo and, if necessary, the Metropolitan region.

•      ARSESP will ensure that the tariffs will adequately compensate us for the services we provide and that tariffs may be adjusted in order to restore the original balance between each party’s obligations and economic gain (equilíbrio econômico financeiro).

•      We currently have an investment plan in place that reflects these obligations and addresses their compatibility with the sanitation plans of the State, the City of São Paulo and, if necessary, the Metropolitan region.  The investment plan is not irrevocable and will be reviewed by our management committee every four years, particularly with respect to the investments to be executed in the subsequent period.

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

Furthermore, the federal government has guaranteed, and the State has provided a counter‑guarantee, in respect of the financial agreements we entered into with the IADB (i) in 1992 and 2000 for the total original aggregate amount of US$650.0 million related to the financing of the first and second phases of the Tietê River recovery project to reduce pollution; and (ii) in 2010 for the aggregate amount of US$600 million related to the financing of the third phase of the Tiête River project.  The federal government has also guaranteed and the State of São Paulo has provided a counter‑guarantee, in respect of the financial agreement we entered with the International Bank for Reconstruction and Development (IBRD) in the amount of US$100 million for the Water Source Program (Programa Mananciais).

We also entered into credit agreements with the JICA, which were guaranteed by the federal government, with counter‑guarantee from the State of São Paulo, for the financing of (i) the Clean Wave Program for the Baixada Santista metropolitan region, in August 6, 2004, for an aggregate principal amount of ¥21,320 million; (ii) the second phase of the Clean Wave Program, in February 2011, for an aggregate principal amount of ¥19,169 million; (iii) the environmental improvement program in the basin of the Billings dam, as part of the New Life Program (Programa Vida Nova), in October 2010, for an aggregate principal amount of ¥6,208 million; and (iv) the Corporate Program for Water Loss Reduction, in February 2012, for an aggregate principal amount of ¥33,584 million.

The State has also guaranteed a portion of our repayment obligations under loan agreements that we entered into with the federal government in 1994 through its financial agent, Banco do Brasil S.A. which totaled R$480.9 million as of December 31, 2012.

For more information on the aforementioned loans, see “Item 5.B. Liquidity and Capital Resources—Capital Sources—Indebtedness Financing.”

Use of Reservoirs

We currently use the Guarapiranga and Billings reservoirs, which are also used by another company controlled by the São Paulo State Government, based on a grant issued by the DAEE.  We do not pay any fees with respect to the use of these reservoirs.  We are, however, responsible for maintaining them and funding their operating costs.  The State incurs no operating costs on our behalf.  If these facilities were not available for our use, we would have to obtain water from more distant sources, which would be more costly.

Agreements with Lower Tariffs

We have entered into agreements with public entities, including State entities and municipalities, which manage approximately 7,600 properties.  Under these agreements, these public entities pay a different tariff which is approximately 25.0% lower than the tariff that applies for the public entities that have not entered into these agreements, provided such entities implement our PURA program for the rational use of water, which includes a reduction of at least 10.0% in water consumption.  These agreements are valid for a 12‑month term with automatic renewal for equal periods.  Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

Personnel Assignment Agreement among Entities Related to the State Government

We have personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed.  The expenses related to personnel assigned by us to other state government entities in 2012, 2011 and 2010 amounted to R$12.3 million, R$10.9 million and R$5.6 million, respectively.

In 2012 and 2011, none of our personnel had been assigned by other entities; and in 2010, the expenses related to personnel assigned by other entities to us totaled R$0.3 million.

Services Obtained from State Government Entities

As of December 31, 2012, 2011 and 2010, we had an outstanding amount payable of R$1.0 million, R$12.1 million and R$11.4 million, respectively, for services rendered by São Paulo State government entities, including the supply of electric power by CESP.

Non‑operating Assets

We lend land, free of charge, to DAEE.  Such non‑operating assets totaled R$1.0 million, R$2.3 million and R$2.3 million as of December 31, 2012, 2011 and 2010, respectively.

Banco do Brasil

We filed a lawsuit against the Department of Finance of the State São Paulo seeking financial compensation related to the transfer of our exclusive rights in bank services.  On March 27, 2007, the State of São Paulo sold exclusive rights in the provision of banking services administration entities directly and indirectly in favor of Banco Nossa Caixa.  On May 27, 2010, the State of São Paulo sold them in favor of Banco do Brasil.  In this lawsuit, we were pleading financial compensation for the sale of its exclusive rights, requiring a percentage of the values that the State of São Paulo received from each of the financial institutions for the services contract entered into.

On June 28, 2011, we entered into an agreement with the State of São Paulo whereby we received the amount of R$63.4 million upon reduction, as compensation of credit held by the State, corresponding to interests on shareholders’ equity in the fiscal year 2010.

Transactions with SABESPREV Pension Fund

SABESPREV is a pension fund we established to provide our employees with retirement and pension benefits.  The assets of SABESPREV are independently held, but we nominate 50.0% of SABESPREV’s board of directors, including the chairman of the board, who has the deciding vote pursuant to the applicable legislation.  Both we and our employees make contributions to SABESPREV pension plans.  We contributed R$7.4 million, R$8.9 million and R$13.8 million in 2012, 2011 and 2010, respectively.  On May 29, 2001, a federal law was enacted which, among other provisions, limits the amount mixed capital companies, like us, may contribute to their pension plans.  Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of these plans.

Our original pension plan (the Defined Benefit Plan) has an actuarial deficit.  We have commenced studies to manage this deficit and have also created a new, defined contribution plan, SABESPREV Mais.  Our new plan was approved by the Previc in June 2010, after which our old plan stopped accepting new members.  Contributions to the new plan are also shared between plan members and SABESP, and benefits are established based on the balance of the individual member’s account when payment on his or her benefit begins.  This balance consists of contributions and profitability obtained when applying resources.  We intended to have members of the old plan migrate their reserves to the new plan.  This migration was interrupted by a judicial order as a result of proceedings brought by representative entities for our employees and ex‑employees.  In October 2010, the judge presiding over the case pronounced in an interim decision that people and reserves were not allowed to migrate between the plans until a further decision was made.  This decision also prevents the plan from charging contributions to account for the deficit for those who remained covered by the original plan.

Compensation of Management

The compensation paid by us to the members of our board of directors, board of executive officers and fiscal committee amounted to R$3.4 million, R$2.8 million and R$2.8 million in 2012, 2011 and 2010, respectively, and it refers to salaries and other short‑term benefits management.  An additional R$0.7 million, R$1.1 million and R$0.8 million related to the bonus program was accrued in 2012, 2011 and 2010.

For further information on management compensation, see “Item 6.B. Compensation.”

Loan agreement through credit facility

             The Company holds interests in some companies, not holding the majority interest but with power of veto in some issues. Therefore, these companies are considered for accounting purposes as jointly controlled entities, and are proportionately consolidated.

             The Company entered into a loan agreement through credit facility with the Águas de Andradina S.A., Águas de Castilho S.A., and Aquapolo Ambiental S.A. to finance the operations of these companies, until the loans and financing required to banks are cleared.

             The contracts signed on January 19, 2012 with Águas de Andradina and Águas de Castilho were settled in July 2012, according to the agreement’s provisions. On July 18, 2012, new agreements were signed with both companies, pursuant to the terms and conditions in the table below. The agreement signed with Aquapolo Ambiental on March 30, 2012 remains with the same features, according to the table below:

Companies	Credit limit	Principal disbursed	Interest balance	Interest rate	Maturity
Águas de Andradina	3,467	1,427	21	SELIC + 3.5% p.a.	07/17/2013
Águas de Castilho	675	403	6	SELIC + 3.5% p.a.	07/17/2013
Aquapolo Ambiental	5,629	5,629	519	CDI + 1.2% p.a.	04/30/2016
Aquapolo Ambiental	19,000	19,000	1,076	CDI + 1.2% p.a.	04/30/2015
Total	28,771	26,459	1,622

The amount disbursed is recognized in assets, in “Other receivables” and amounts to R$1,830 for principal and R$27 for interest recognized in current assets and R$24,629 for principal and R$1,595 for interest in noncurrent assets. As of December 31, 2012, the balance of principal and interest of these contracts is R$28,081. In 2012, financial income was impacted by R$1,672, referring to these loans; of which R$1,622 refers to outstanding agreements and R$50 refers to agreements settled in July 2012.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

See “Item 3.A. Selected Financial Data” and “Item 18.  Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are a party to judicial and administrative proceedings relating to civil, environmental, labor and tax matters.  As of December 31, 2012, we estimated that these legal proceedings totaled R$36,866.9 million (excluding the amount of R$330.2 million related to court deposits).  This amount was based on probable, possible and remote losses and on the value attributed to the lawsuit by the plaintiffs in some cases and on the economic value of the lawsuits in others.  Out of the total amount of risks as of December 31, 2012, approximately R$2,496.7 million relate to tariff related legal proceedings and consumers claims, approximately R$927.7 million relate to contractors’ claims, approximately R$1,158.7 million relate to tax proceedings, approximately R$394.0 million relate to labor proceedings, approximately R$31,117.9 million relate to civil public actions related to environmental matters and approximately R$771.9 million relate to other civil matters.  As of December 31, 2012, the provision for legal risks totaled R$1,189.2 million (excluding the amount of R$317.0 million related to court deposits), of which R$521.3 million relate to tariff related legal proceedings and consumers claims, R$115.2 million relate to contractors’ claims, R$68.1 million relate to tax proceedings, R$171.7 million relate to labor proceedings, R$148.4 million relate to civil public actions related to environmental matters and R$164.5 million relate to other civil matters.

The table below sets forth, as of December 31, 2012, our estimated risks with respect to legal proceedings, categorized by potential risk of loss:

Total Value
(in millions of reais)
Expected probable loss	1,189.2
Expected possible loss	2,796.7
Expected remote loss	32,881.0
Total	36,866.9

The difference between the provisioned amount and the total amount of the contingencies derives from the methodology for establishing our provisions.  This methodology takes into account the probability of loss of each lawsuit, based on the alleged facts, the claim based on the factual circumstances vis‑à‑vis the law, as well as prevailing precedents in similar cases.  Once the methodology is applied, as a general rule, we make the provisions only for the lawsuits that are considered as probable losses.

Judgments regarding future events, the results of which may differ significantly from actual estimates, could exceed the amounts provisioned. Provisions are revised and adjusted to take into consideration changes in circumstances involved.  We may not obtain a favorable outcome in the administrative or court proceedings to which we are a party.  In addition, the total amount of the contingencies, based on the value attributed to the lawsuit by the plaintiff, may not correspond to the economic value of the lawsuits, which may be substantially higher than the total estimated amount of contingencies.  If the economic outcome of these lawsuits is higher than the amount attributed to the lawsuit by the plaintiff or, in the event the total amount of our provisions are not sufficient to pay the risks due, we could incur greater costs than those that were originally estimated.  If these costs are significant, our results of operations and financial condition could be negatively affected.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on us.”

Civil Public Actions Related to Environmental Matters

We are subject to administrative and judicial proceedings, including proceedings initiated by the company of Environmental Sanitation Technology (Companhia de Technologia de Saneamento Ambiental – Cetesb), Public Prosecutor of the State of São Paulo and non-governmental organizations among others.  These result from proceedings alleged environmental damage including proceedings:  (i) seeking that we cease releasing raw sewage into certain local water courses; (ii) in some cases seeking remedies for environmental damages, which have not yet been specified and evaluated by the court’s technical experts; and (iii) seeking to require us to install and operate sewage treatment facilities in the locations referred to in the civil public actions.  In certain case, we are subject to daily fines for non‑compliance.  In our response to these lawsuits we emphasize that the installation and operation of sewage treatment facilities in the locations referred to in the civil public actions is included in our investment plan.  There have already been unfavorable judicial decisions against us.  The effects may include:  (i) investment in works or services not considered by the long‑term investment plan; (ii) early execution of works or services that were considered for execution in future years in the long‑term investment plan; (iii) payments related to environmental indemnification; and (iv) a negative impact on our image in national and international markets and in public bodies.

Although we are not able to predict the final outcome of these lawsuits, we believe that the outcome, if unfavorable to us, may have a material adverse effect on us. We classify certain of these proceedings as probable loss and possible loss. As of December 31, 2012 we have provisioned R$148.4 million for such matters.

Labor Proceedings

We are party to labor proceedings, regarding compensation for extra working hours, shift substitutions, additional health and risk premiums, dismissed without cause, work assignment changes, wage parity, among other claims. There have already been partial or full judgments in these proceedings for which we have taken provisions for claims considered as probable losses.  As of December 31, 2012, we were party to approximately 585 labor proceedings and one public civil action filed by some of our current and former employees.  Some of these lawsuits seek to negotiate certain benefits granted by Law No. 4,819 of August 26, 1958.  Our position in these lawsuits is that the State government, and not us, should be responsible for the payments due to the plaintiffs.  In the public civil action filed against us and the State Treasury, a temporary injunction was granted in the trial court requiring us to pay the benefits set forth in Law No. 4,819/58 to all the plaintiffs.  A trial court ruled on April 5, 2005, granting the relief sought under this proceeding and confirming the temporary injunction requiring us to continue to pay the benefits.  We have appealed this decision, but remain subject to the temporary injunction and continue to pay the benefits. There are currently other pending individual lawsuits discussing the same claims, and up to the date of this report neither we nor the State government had reached an agreement as to the indemnification amounts related to these proceedings.

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

As of December 31, 2012, the total labor proceedings was R$361.7 million for risks considered as probable and possible losses.  We have recorded a provision of R$171.7 million as of December 31, 2012 for these risks, including the lawsuits described in the preceding paragraphs.

Tax Proceedings

Our tax proceedings and our accrual for risks for tax proceedings refer mainly to tax collection suits resulting from different interpretations by us and the competent government authority with respect to the applicable law. As of December 31, 2012, we had recorded a provision of R$68.1 million for claims whose likelihood of loss is considered probable. The tax proceedings to which we are party to include the following:

•         We filed two writs of mandamus with the intention of declaring a municipal law unconstitutional that established a tax for installing water and sewage sanitation networks in public areas.  The first writ of mandamus was partially approved, but subsequently, the municipal law which it contested was repealed. The second writ of mandamus is pending the municipality’s challenge, but in the first instance it was decided to suspend the tax and that the municipality must post bond.  Management has evaluated the probability of the outcome to be a possible loss, although it is not possible to estimate the total amount involved.

•         The City of São Paulo, through the creation of a law, repealed tax exemption concerning sanitation and sewage services that we performed and, after this, made tax claims regarding such services and ancillary activities, totaling R$264.6 million.  The outcome has been evaluated as a possible loss.  We made a petition for a writ of mandamus against the revocation of the tax exemption, and currently are waiting for the petition to be accepted.  Also, we filed injunctive and annulment actions, intending to suspend the claim for credits and to annul such claim on the basis that activities related to sewerage treatment and ancillary activities are not listed as taxed activities by the City of São Paulo.  As there is no final decision, we evaluated the probability of loss as possible.

•         We proposed to carry over losses from previous years to offset an income tax liability of approximately R$56.1 million and a social contribution tax liability of approximately R$8.7 million.  These amounts arise from to the period between January and April 2003.  In 2005, the Federal Revenue Service denied the set off of approximately R$11.2 million related to income tax liability and R$0.7 million related to social contribution tax liability, totaling R$11.9 million, and allowed us to compensate the remaining portion.  We appealed this decision, and our request was partially granted.  We still await a final decision and as of December 31, 2012 we classify the possible loss as R$6.8 million and the probable loss as R$1.2 million.

•         In 2006, the Federal Revenue Service concluded that, for 2001, we had an income tax liability and social contribution tax liability totaling R$277.0 million (R$389.5 million, as adjusted as of December 31, 2012) and initiated administrative collection proceedings against us, to which we filed an objection.  We assessed the risk of loss is remote with respect to approximately 90.0% of this amount and a possible risk of loss with respect to the remaining 10.0%.

•         In 2008, the Federal Revenue Service denied certain requests for compensation to offset income tax and social contribution tax liabilities.  We proposed to offset overpaid income tax and social contribution tax paid against our tax liability.  The amount involved in these proceedings was R$47.5 million as of December 31, 2012.  We assessed the risk of loss as possible and no amount has been provisioned for this proceeding.

•         In 2002, a provisional measure was passed that retroactively required us to make additional tax payments with respect to our 1997 and 1998 fiscal years. In acordance with this provisional mesaure, we made additional tax payments, and, as a result of certain of these payments, we claimed a tax credit with respect to our 2002 fiscal year. Subsequently, the Adminstrative Committee of Tax Resources (Conselho Administrativo de Recursos Fiscais) and the Brazilian Tax Authority (FISCO) ruled that this tax credit was not properly taken. We have appealed this decision and the total amount involved is estimated at R$42.4 million as of December 31, 2012. We have assessed the risk of loss as possible.

•         On June 23, 2010, we have entered into an settlement with the municipality of São Paulo for public water supply and sewage services.  As part of this settlement, certain tax collections between the parties were settled amicably.  As of December 31, 2012, we classify the probable and possible loss at R$23.9 million and R$39.1 million, respectively.

Condemnation Proceedings

We are party to a significant number of condemnation proceedings arising from the partial or total expropriation or use of private property for water mains, sewer lines and facilities.  Under Brazilian law, the State or the relevant municipality is entitled to condemn private property to the extent required for the construction, development or improvement of water and sewage systems operated by us.  As a result of such proceedings, we provide compensation to affected property owners based upon appraised fair market values.  While such compensation is agreed through negotiations, in other cases we are prosecuted by the property owners.  As of December 31, 2012, the future disbursement was estimated at R$ 533.7 million, with respect to of which R$ 187.8 million was legal proceedings and of which R$ 345.9 million was with respect to successfully completed negotiations.  These payments are made over the years, according to each court order or settlement.  After making each payment, we will obtain the title to the respective real property which will be recorded as an asset belonging to us after being expropriated.  We treat such payments as investments for accounting purposes and, as a result, have not recorded any corresponding provision.

Concession‑Related Legal Proceedings

The Company is a party to concessions-related proceedings, cases in which it can lose the right of operating water supply and sewage collection services in few municipalities, including the following:

Municipalities in which we are still operating:

a)    the municipality of Tarumã filed a writ of prevention against SABESP to cease operations within Tarumã. At that time the injunction was granted to Tarumã; however, we subsequently had the injunction overturned, and have resumed operations within the municipality; b) the municipality of Santos issued a law that granted the municipality the right to provide water and sewage services in place of us. We filed a lawsuit to overturn this decision and won, and the ruling was further upheld by the court of appeals. The decision is not yet final (transito em julgado), but the likelihood of loss is remote.

Municipalities in which we are not operating:

a)    the municiapality of Cajobi filed a lawsuit against us requesting reposession of water and sewage services. Cajobi won this case, and currently provides water and sewage services. We have appealed this case, but believe the outcome will be unfavorable to us; b) we filed a lawsuit against the municpality of Álvares Florence requesting the repossession of assets needed to provide water and sewage services, as well as the right to continue operating under our concession agreement. The court’s ruling was unfavorable to us and we have assesed this case as a probable loss; c) we filed a lawsuit against the municipality of Macatuba, through an interim injunction, requesting the repossession of assets needed to provide water and sewage services, as well as the right to continue operating under our concession agreement. The injunction was rejected, and we have not reestablished our services. We view this proceeding as an expected possible loss; d) The municipality of Iperó filed a lawsuit against us requesting repossession of water and sewage services. In response, we filed a lawuit to maintain possession, which was deemed deemed groundless at trial court and an appellate court’s decision is pending.

The intangible assets related to such municipalities amount to R$ 16.5 million.

We have filed lawsuits to collect damages from the municipalities of Diadema e Mauá.  These damages result from the unilateral termination by these municipalities of the concession contracts entered with us in 1995.  We have invested in the construction of water and sewage collection systems in these municipalities to render the contracted services.  As a result of the termination of these concession agreements, the municipalities started to directly render water and sewage collection services. We filed judicial claims against municipalities in order to be compensated.

The proceedings against the municipality of Diadema are as follows:

We are currently discussing an agreement among the municipality of Diadema, or Diadema, Companhia de Saneamento de Diadema – Saned, or Saned, and us, through which we seek to ensure we receive damages owed. Diadema presented a motion to stay execution, but in July of 2008 it was ruled that we could seize money and financial investments from Saned of up to 10% of the value owed to us at the time. On March 3, 2009, R$2.9 million from Saned’s accounts and financial investments were blocked and released to us. Subsequently, the court ruled that the seizure was to be executed through weekly deposits that corresponded to 20% of all of Saned’s accounts receivables and investments. Saned has appealed this decision to the Supreme Court, but the verdict is still pending.

Regarding the motion to stay execution filed by Diadema in October 2009, a verdict was issued that recognized the existence of a loan and its payment, and said that it was to be paid by court order via a payment notice to government. Both we and Diadema have appealed this ruling, as we do not wish to pay through this method.

In September 2011, the superior court ruled in our favor, affirming the constitutionality of the municipal law that allows the blocking of ICMS made by the state to the municipality so we are able to receive the funds owed to us, instead of having this process completed by a court order. In July 2012, appeals were heard and our appeal was partially upheld. The ruling approved the blocking of ICMS by the state of São Paulo to Diadema. On December 29, 2008, Saned and Diadema signed a letter of intent with the state of São Paulo and us that aimed to amicably resolve the conflicts between the parties and that would allow us to exclusively provide water and sewage services in Diadema. In January 2009, the parties presented a joint petition that sought to suspend any new seizures for three months in order to come to an agreement. The suspension was upheld by the treasury court (Juízo da Fazenda Pública) and subsequently renewed, with the last renewal having occurred in March 2012. However, the seizure of ICMS resumed in December 2012. Diadema filed an appeal against the seizures, and the court upheld this decision. Thus, currently, the seizing of ICMS has been suspended and is awaiting the verdict of the appeal filed by Diadema. In 2012, we recorded an accounting provision amounting to R$60.3 million relating to this proceeding.

We are concurrently continuing the process of negotiating an agreement with the current administration of Diadema.

The proceeding against the municipality of Mauá is as follows:

With respect to the collection suit against the municipality of Mauá, the trial court ruled in our favor, ordering the municipality to pay us R$153.2 million as compensation for our losses.  The municipality appealed this decision to the appellate court, which upheld the trial court’s decision in August 2008.  The municipality appealed to the superior court, which has denied the appeal making the decision in our favor final.  This was a final decision and we took up the execution proceedings in October 2012.  We are currently waiting for the Municipality of Maua and SAMA’s summons.

The residual value of the property and equipment related to the municipality of Maua, reclassified in December 1999 was R$103,8 million and the balance for damages to be received was R$85,9 million on December 31, 2010.  As decisions were favorable to us we should receive amounts from the municipality through court orders, which will be recognized only when respective payments are completed, regarding uncertainties related to the full payment of the amounts and the municipality of Maua’s history of putting the payment of court orders in first place.  In December 2011 an accounting provision was registered in the total amount of the total value of credit retained by the Company from Mauá; the lawsuits are still pending a decision.

We believe that the Company has the legal right to receive amounts from damages and is still monitoring the lawsuits.

Tariff‑Related Legal Proceedings and Consumer Claims

As of December 31, 2012, approximately 1,560 lawsuits had been brought by our commercial customers that claim that their tariff rates should be equal to those of another category of customers and 440 lawsuits in which the claim is to reduce the sewage treatment tariff due to non provision of services, for which customers seek the reimbursement of the difference between the amounts we collected and those tariffs.  We have obtained final decisions both in favor and against us in many of these lawsuits, and have provisioned R$521.3 million as of December 31, 2012 for those lawsuits for which we have determined that the risk of loss is probable.

Contractors’ Claims

Certain contractors have filed claims against us alleging damages and underpayment of inflation indexation adjustments, monetary losses incurred in connection with introduction of the real  and economic instability of the contract, among other claims.  These suits are being handled by different courts, and we have established provisions for them when the expectation of loss is considered probable.  As of December 31, 2012, we had recorded a provision of R$115.2 million for claims whose likelihood of loss is considered probable.

Other Legal Proceedings

We are party to several civil lawsuits regarding compensation for property damage, moral damage and loss of profits allegedly caused to third parties.  These lawsuits are all currently in different stages and will have provisions allocated to them when losses are deemed probable.  As of December 31, 2012, we had recorded a provision of R$164.5 million, for claims whose likelihood of loss is considered probable.

The Civil Entity Coordination Committee of Piracicaba filed a civil public action against us, the National Water Agency and the State of São Paulo Treasury Department seeking, among other claims for relief: (i) the termination of use of 31 m3/s of water from one of the municipality’s reservoirs; (ii) the creation of a schedule to regulate water use and withdrawal from the Piracicaba water basin by the Cantareira system to eliminate possible damage to populations downstream and (iii) the development of an environmental impact study on the Cantareira system evaluating the impact of water use and withdrawal on the various basins that constitute the system. This civil public action was decided favorably for us in two lower courts, and the plaintiff’s appeal to a higher court seeking special and extraordinary recourse was denied based on inadmissibility.   The Civil Entity Coordination Committee of Piracicaba has made a subsequent appeal seeking special and extraordinary recourse, and we are waiting to present counter-arguments to the same.  The amount involved in this proceeding as of December 31, 2012 is R$18.2 billion. We have assessed the risk of loss as remote, and accordingly have not taken any provisions.

The Public Prosecutor’s Office of the State of São Paulo filed a civil public action against SABESP seeking: (i) the nullification of the contract SABESP entered with the Municipality of São Paulo on June 23, 2010 regarding the service of water supply and sewage services; (ii) the exclusion of SABESP from BM&F Bovespa’s CorporateSustainability Index; (iii) sewage treatment coverage of all of the Municipality of São Paulo by 2018.  A court denied the request of the Public Prosecutor’s Office of the State of São Paulo for such injunctive relief, which the Public Prosecutor’s Office of the State of São Paulo subsequently appealed.  We await the results of this appeal.  Separately, we have challenged the amount claimed by the Public Prosecutor’s Office of the State of São Paulo in these proceedings. The amount involved in these proceedings is R$11.7 billion as of December 31, 2012. We have assessed the risk of loss as remote, and accordingly have not taken any provisions.

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual shareholders’ meeting, the board of directors is required to recommend the allocation of net profits for the preceding fiscal year.  For purposes of Brazilian Corporate Law, net profits are defined as net income after income tax and social contribution tax for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits.  In accordance with Brazilian Corporate Law, the amounts available for dividend distribution are the amounts equal to half of the net profit as increased or reduced by:

a)    the amount intended to form the legal reserve; and

b)    the amount intended to form the reserves for contingencies and any written-off amounts of the same reserves formed in previous fiscal years.

We are required to maintain a legal reserve, to which we must allocate 5.0% of net profits for each fiscal year until the amount for such reserve equals 20.0% of our paid‑in capital.  However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30.0% of our capital.  Net losses, if any, may be offset against the legal reserve.  As of December 31, 2012, 2011 and 2010 the balance of our legal reserve was R$616.8 million, R$521.2 million and R$460.0 million, respectively, which was equal to 9.9%, 8.4% and 7.4%, respectively, of our capital.

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

Under Brazilian Corporate Law, any company may authorize in its bylaws the creation of a discretionary reserve.  Bylaws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve.  We may also allocate a portion of our net profits for discretionary allocations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by our shareholders.  Under Law No. 10,313 of October 3, 2001, capital budgets for more than one year must be revised at each annual shareholders’ meeting.  After completion of the relevant capital projects, we may retain the allocation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings.  As of December 31, 2012, 2011 and 2010 we had an investment reserve of R$4,690.6 million, R$3,408.6 million and R$2,825.0 million, respectively.

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized.  The amounts available for distribution are determined on the basis of our individual financial statements prepared in accordance with Brazilian GAAP.

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

Record of Dividend Payments and Interest on Shareholders’ Equity

Brazilian corporations are permitted to distribute dividends in the form of a tax‑deductible notional interest expense on shareholders’ equity in accordance with Law No. 9,249 of December 26, 1995, as amended.  The amount of tax‑deductible interest that may be paid is calculated by applying the daily pro rata variation of the government’s long-term interest rate (TJLP) on the shareholders’ equity during the relevant period and cannot exceed the greater of:

•         50.0% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; or

•         50.0% of earnings reserves and retained earnings.

Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15.0% or 25.0% if the beneficiary is resident in a low tax jurisdiction (tax haven).  See “Item 10.E. Taxation.”  The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory dividends distributable amount as prescribed in Brazilian Corporate Law.

Dividends and interest on shareholders’ equity over the minimum established in a company’s bylaws are recognized when approved by the shareholders in the general meeting.  Consequently, the amounts recognized as of December 31, 2012 correspond to the minimum established by law of 25.0% of the net income and the difference was recorded on April 22, 2013 totaling R$534.3 million.

Distributions of dividends

The following table sets forth the distributions of dividends that we made to our shareholders in respect of our 2012, 2011 and 2010 earnings.  All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Year ended December 31,	Aggregate amount distributed	Payment Dates	Payment per share	Payment per ADS
	(in millions of reais)			(in reais)
2012	534.3	(**)	0.78	0.78
2011	578.7	June 22, 2012	0.85	0.85
2010	456.0(*)	June 28, 2011	0.67	0.67

______________

(*)   We recorded dividends in the amount of R$387.2 million, which pursuant to our bylaws is our minimum dividend amount.

(**) We recorded dividends in the amount of R$454.1 million, which pursuant to our bylaws is our minimum dividend amount.  The dividends will be paid until 60 days after the Ordinary General Meeting, which occurred on April 22, 2013.

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

B.      Significant Changes

Other than as disclosed in this annual report, no significant change has occurred since the date of the audited consolidated financial statements included in this annual report.

ITEM 9.            THE OFFER AND LISTING

A.      Offer and Listing Details

Market Price of Common Shares

Our common shares have been listed on the BM&FBOVESPA under the symbol “SBSP3” since June 4, 1997 and, starting on April 24, 2002, have been included in the Novo Mercado segment of that exchange.  As of December 31, 2012, we had 4,606 registered holders of common shares.

On April 30, 2007, our shareholders approved a reverse stock split of 125 common shares into one common share.  Following a ratio change effected on January 24, 2013, each American Depositary Share currently represents one of our common shares.  On April 22, 2013 our shareholders approved a stock split, following which each common share represented three new common shares.  IFRS requires the retroactive restatement of earnings‑per‑share computations for stock dividends, stock splits, and reverse splits.

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

	Reais per common share		U.S. dollar equivalent per ADS(1)
	Low	High	Low	High	Average daily trading volume
2013
January	85.00	92.31	41.90	45.09	542,029
February	90.55	95.97	45.63	48.58	570,089
March	88.70	96.40	44.64	47.87	561,510
April(2)	27.85	31.38	13.93	15.66	972,318
May (through May 8, 2013)	27.05	28.54	13.45	14.20	2,228.5
2012	50.42	92.48	53.97	91.52	409,457
First quarter	50.42	69.66	53.97	76.46	372,200
Second quarter	68.50	77.32	74.85	74.48	321,627
Third quarter	75.67	92.48	74.51	91.52	417,208
Fourth quarter	80.54	90.50	76.98	89.40	534,115
2011	39.00	52.78	48.75	56.80	258,827
First quarter	40.10	47.00	47.91	57.71	282,548
Second quarter	45.00	49.50	56.39	60.75	267,042
Third quarter	39.00	48.03	48.75	61.43	245,275
Fourth quarter	43.03	52.78	45.75	56.80	241,197
2010	30.27	44.47	32.70	52.56	311,996
First quarter	30.27	34.26	32.70	39.55	323,739
Second quarter	32.36	37.50	35.28	41.63	416,256
Third quarter	33.41	37.90	38.05	44.74	265,725
Fourth quarter	37.59	44.47	44.53	52.56	242,943
2009	21.87	37.19	18.39	43.66	351,874
First quarter	21.87	28.86	18.39	24.77	360,725
Second quarter	25.10	32.25	22.56	32.02	334,721
Third quarter	27.50	35.38	29.07	39.18	397,366
Fourth quarter	31.15	37.19	35.79	43.66	306,677
2008	18.11	46.50	16.08	56.02	384,463

______________

(1)   Following a ratio change effected on January 24, 2013, each ADS represents one common shares.

 (2)  After April 22, 2013 our common shares are traded considering the stock split.

Market Price of ADSs

Our ADSs, each of which represents one of our common shares, as of the date of this annual report, are listed on the NYSE under the symbol “SBS.”  Prior to June 8, 2007, each ADS represented 250 of our common shares.  From that date through January 23, 2013, each ADS represented two of our common shares.  Following a ratio change effected on January 24, 2013, each American Depositary Share currently represents one of our common shares.  On April 22, 2013 our shareholders approved a stock split, following which each common share represented three new common shares.  Our ADSs began trading on the NYSE on May 10, 2002 in connection with the initial offering of our equity securities in the United States.

The table below sets forth, for the periods indicated, the reported high and low closing prices for our ADSs on the NYSE.

	Price in U.S. dollars per ADS
	Low	High	Average daily trading volume
2013
January(1)	41.60	45.41	395,050
February	45.27	48.37	484,813
March	44.44	48.63	595,193
April(2)	14.02	15.88	639,891
May(2) (through May 8, 2013)	13.68	14.31	1,385,549
2012	56.62	91.48	311,242
First quarter	56.62	76.86	325,938
Second quarter	68.90	80.18	328,410
Third quarter	74.49	91.48	316,824
Fourth quarter	78.16	88.35	321,333
2011	46.35	62.63	263,370
First quarter	48.60	58.74	297,927
Second quarter	56.91	62.63	284,122
Third quarter	46.35	62.07	263,200
Fourth quarter	46.74	56.66	215,152
2010	33.09	53.18	275,432
First quarter	33.09	40.16	262,525
Second quarter	35.33	41.54	337,808
Third quarter	37.97	45.51	266,393
Fourth quarter	45.15	53.18	234,667
2009	18.03	43.40	331,673
First quarter	18.03	25.12	382,314
Second quarter	22.74	32.27	358,534
Third quarter	27.74	39.51	296,588
Fourth quarter	36.58	43.40	292,049
2008	16.76	56.35	414,961
2007	29.15	53.57	323,404
2006	17.21	35.35	321,105

______________

(1)   After January 23, 2013 our common shares have traded considering the ratio change.  On April 22, 2013 our shareholders approved a stock split, following which each common share represented three new common shares.

(2)   After April 29, 2013 our ADSs are traded considering the stock split.

B.      Plan of Distribution

Not applicable.

C.      Markets

Trading on the Brazilian Stock Exchanges

The BM&FBOVESPA stock and futures exchange is a corporation where all stock and futures trades in Brazil are carried out, with the exception of public‑debt bonds, which are traded electronically, and the privatization auctions, which are run by the Rio de Janeiro Stock Exchange.

Trading on the BM&FBOVESPA is limited to brokerage firms and is conducted between 10:00 a.m. and 5:30 p.m.  The BM&FBOVESPA also permits trading from 6:05 p.m. to 7:30 p.m., during a different trading period of time, called the “after market.”  Trading on the aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.

In order to maintain better quality control over the fluctuation of its index, BM&FBOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions are suspended for a period of 30 minutes or an hour whenever the BM&FBOVESPA index falls below the limits of 10.0% or 15.0%, respectively, in relation to the index at the closing of the previous trading session.  Additionally, BM&FBOVESPA has also implemented an intraday variation limit, which prevents the closing of a transaction related to a security if the difference between the consideration paid for such security and its price at the closing of the previous trading session is greater than 10.0%.

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

Trading on the BM&FBOVESPA is significantly less liquid than trading on the NYSE or other major exchanges in the world.  Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a controlling group or by government entities.  As of the end of 2012, the BM&FBOVESPA had a total market capitalization of approximately US$1.2 billion  (R$2.5 billion) and an average daily trading volume of US$ 3.7 billion (R$7.3 billion).  The top ten stocks in terms of 2012 trading volume accounted for approximately 43.0% of all shares traded on the BM&FBOVESPA as of December 31, 2012.  As of December 31, 2012, we accounted for approximately 0.8% of the market capitalization of all listed companies on BM&FBOVESPA.

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

The Novo Mercado Segment

Since April 24, 2002, our common shares have been listed on the Novo Mercado segment of the BM&FBOVESPA.  The Novo Mercado is a listing segment designed for the trading of shares issued by companies that voluntarily undertake to abide by some additional corporate governance practices and disclosure requirements in addition to those already required under Brazilian law.  A company in the Novo Mercado must follow good practices of corporate governance.  These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.  On April 18, 2002, June 19, 2006, and April 23, 2012, our shareholders approved changes to our bylaws to comply with the Novo Mercado requirements.  In addition, the Novo Mercado provides for the creation of a Market Arbitration Chamber for conflict resolution between investors and companies listed in the Novo Mercado.

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

•         prepare annual financial statements, including cash flow statements, in compliance with U.S. GAAP or IFRS or reconciled from Brazilian GAAP to U.S. GAAP or IFRS;

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

•         the board of directors must disclose its opinion on takeover proposals within 15 days from the presentation of the proposal; and

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

Pursuant to Brazilian Corporate Law, each member of our board of executive officers must be a resident in Brazil.  Our bylaws do not establish any mandatory retirement age limit.

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

In principle, a change in shareholder rights, such as the reduction of the compulsory minimum dividend, is subject to a favorable vote of the shareholders representing at least one half of our voting shares.  Under some circumstances that may result in a change in the shareholder rights, such as the creation of preferred shares, Brazilian Corporate Law requires the approval of a majority of the shareholders who would be adversely affected by the change attending a special meeting called for such reason.  It should be emphasized, however, that our by‑laws expressly prevents us from issuing preferred shares.  Brazilian Corporate Law specifies other circumstances where a dissenting shareholder may also have appraisal rights.

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

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or of common shares, would, except under circumstances described above, have preemptive rights to subscribe for any class of our newly issued shares.  However, an ADS holder may not be able to exercise the preemptive rights relating to the common shares underlying his or her ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.  See “Item 3.D. Risk Factors ‑ Risks Relating to Our Common Shares and ADSs ‑ A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag‑along rights with respect to the common shares.”

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

This right of withdrawal may also be exercised in the event that the entity resulting from a stock merger as described above, consolidation or spin‑off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such transaction was approved.

We may cancel the right of withdrawal if the payment amount has a material adverse effect on our finances.

Conversion Right

Not applicable because our capital stock is only comprised of common shares.

Special and General Meetings

Unlike the laws governing corporations incorporated under the laws of the State of Delaware, the Brazilian corporate law does not allow shareholders to approve matters by written consent obtained as a response to a consent solicitation procedure.  All matters subject to approval by the shareholders must be approved in a general meeting, duly convened pursuant to the provisions of Brazilian corporate law.  Shareholders may be represented at a shareholders’ meeting by attorneys‑in‑fact who are (i) shareholders of the corporation, (ii) a Brazilian attorney, (iii) a member of management or (iv) a financial institution.

General shareholders’ meetings may be called by publication of a notice in the Diário Oficial do Estado de São Paulo and in a newspaper of general circulation in our principal place of business at least 15 days prior to the meeting.  Special meetings are convened in the same manner as general shareholders’ meetings and may occur immediately before or after a general meeting.

At duly called and convened meetings, our shareholders are empowered to take any action regarding our business.  Shareholders have the exclusive right, during our annual shareholders’ meetings required to be hold within 120 days of the end of our fiscal year, to approve our financial statements and to determine the allocation of our net income and the distribution of dividends related to the fiscal year immediately preceding the meeting.  The members of our board of directors are generally elected at annual shareholders’ meetings.  However, according to Brazilian corporate law, they can also be elected at extraordinary shareholders’ meetings.  At the request of shareholders holding a sufficient number of shares, a fiscal committee can be established and its members elected at any shareholders’ meeting.

A special shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year.  Our shareholders may take the following actions, among others, exclusively at shareholders’ meetings:

•         election and dismissal of the members of our board of directors and our fiscal committee, if the shareholders have requested the setup of the latter;

•         approval of the aggregate compensation of the members of our board of directors and board of executive officers, as well as the compensation of the members of the fiscal committee, if one has been established;

•         amendment of our bylaws;

•         approval of our merger, consolidation or spin‑off;

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

•         authorization to delist from the Novo Mercado and to become a private company, except if the cancellation is due to a breach of the Novo Mercado regulations by management, and to retain a specialized firm to prepare a valuation report with respect to the value of our shares, in any such events;

•         approval of our management accounts and our financial statements;

•         approval of any primary public offering of our shares or securities convertible into our shares; and

•         deliberate upon any matter submitted by the board of directors.

Limitations on Rights to Own Securities

There are no limitations under Brazilian law and our bylaws on the rights of non‑residents or foreign shareholders to own securities, including the rights of such non‑resident or foreign shareholders to hold or exercise voting rights.

Equal Treatment Provisions

Pursuant to article 40 of our bylaws and the Novo Mercado regulations, any party that acquires our control must extend a tender offer for the shares held by non‑controlling shareholders at the same conditions and purchase price paid to the controlling shareholder.  In addition, State Law No. 119/73, which created our Company, requires the State to hold the majority of our shares at all times.

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

Capital Reserve

Our capital reserve is comprised of tax incentives and donations from government agencies and private entities received through December 31, 2007.  As of December 31, 2012, we had a capital reserve of R$124.3 million.

Investment Reserve

Our investment reserve is comprised specifically of internal funds for expansion of water and sewage service systems.  As of December 31, 2012, we had an investment reserve of R$4,690.6 million.

Legal Reserve

Under Brazilian Corporate Law, we are required to record a legal reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20.0% of paid‑in capital.  Any accumulated deficit may be charged against the legal reserve.  As of December 31, 2012, the balance of our legal reserve was R$616.8 million.

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

In case the argument above does not prevail the gain on disposition of ADSs by a non‑Brazilian holder to a resident in Brazil or even to a non-Brazilian resident may be subject to income tax in Brazil according to the rules described below for ADSs or the tax rules applicable to common shares, as applicable.

Although there is no clear regulatory guidance, the withdrawal of ADSs in exchange for common shares is not subject to Brazilian income tax provided that the regulatory rules are appropriately observed in respect to the registration of the investment before the Central Bank of Brazil.  The deposit of common shares in exchange for ADSs may be subject to Brazilian capital income tax at the rate of 15% or 25%, in case the non‑Brazilian holder is located in a tax haven, if the acquisition cost of the common shares is lower than (1) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the fifteen trading sessions immediately preceding such deposit.  In this case, the difference between the acquisition cost and the average price of the common shares, calculated as above, shall be considered a capital gain.

For Brazilian purposes, as of January 2009, a tax haven is considered a regime:  (i) which does not impose income tax or does so at a rate of 20% or lower, or (ii) where applicable local legislation imposes restrictions on the disclosure of the shareholding composition or the ownership of investments, or on the ultimate beneficiary of the income derived from transactions carried out and attributable to a non‑Brazilian holder.

On June 24, 2008, Law No. 11,727 was enacted defining the concept of a “privileged tax regime” in connection with transactions subject to transfer pricing and thin capitalization rules.  In this conception, privileged tax regimes are more comprehensive than tax havens.  A “privileged tax regime” is considered to be a jurisdiction that meets any of the following requirements:  (i) which does not tax income or taxes income at a maximum rate lower than 20.0%; (ii) grants tax advantages to a non‑resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non‑resident entity or individual or (b) to the extent such non‑resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non‑resident entity or individual; (iii) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20.0%, or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions.

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

Thus, for purposes of taxation of gains earned in a sale or disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over‑the‑counter market):

•         are exempt from income tax when assessed by a 2,689 holder and is not a tax haven based holder; and

•         are subject to income tax at a rate of 15% in any other case, including gains assessed by a non‑Brazilian holder that (1) is not a 2,689 holder, or (2) is a 2,689 holder and is not a tax haven based holder but is a tax haven based holder.  In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

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

Although the maximum rate of IOF is 25% for foreign exchange transactions, the inflow and outflow of funds are generally subject to IOF at a rate of 0.38%; however, effective as of December 1, 2011, exchange transactions for the inflow of funds in Brazil for investments made by foreign investors are subject to IOF at a rate of 0% for variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, as well as for acquisitions of common shares of Brazilian publicly‑held companies in public offerings or subscription of common shares related to capital contributions, provided that the company has registered its common shares for trading on the stock exchange.  The IOF rate will also be 0% for the outflow of funds from Brazil related to these type of investments, including payments of dividends and interest on shareholders’ equity.  Lastly, the 0% rate also applies to settlements of simultaneous foreign exchange transactions for the cancellation of depositary receipts transferred into shares traded on the stock exchange.

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

U.S.  Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs as of the date hereof.  This discussion applies only to a beneficial owner of common shares or ADSs that is a “U.S. holder.”  As used herein, the term “U.S. holder” means a beneficial owner of a common share or ADS that, for U.S. federal income tax purposes, is:

•         an individual who is a citizen or resident of the United States;

•         a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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

Except where noted, this discussion deals only with common shares or ADSs held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and does not deal with U.S. holders that may be subject to special U.S. federal income tax rules, such as dealers in securities or currencies, traders in securities that elect to use a mark‑to‑market method of accounting for their securities holdings, banks or other financial institutions, tax‑exempt organizations, insurance companies, real estate investment trusts, regulated investment companies, persons holding common shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, pass‑through entities and investors in a pass‑through entity, persons owning 10% or more of our voting stock, or persons whose “functional currency” is not the U.S. dollar.

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

Except as specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  Please see the discussion under “—Passive Foreign Investment Company Rules” below.  Further, this discussion does not address the U.S. federal estate and gift, alternative minimum tax, medicare tax, state, local or non‑U.S. tax consequences of acquiring, holding or disposing of common shares or ADSs.

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

Taxation of Dividends

The gross amount of distributions paid to a U.S. holder (including amounts withheld by the Brazilian taxing authority, if any, and any payments of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be treated as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Such income generally will be includable in a U.S. holder’s gross income as ordinary income when actually or constructively received by the U.S. holder, in the case of common shares, or when actually or constructively received by the Depositary, in the case of ADSs.  Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.  To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax‑free return of capital to the extent of the U.S. holder’s adjusted tax basis in the common shares or ADS, causing a reduction in such adjusted tax basis (and thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized on a subsequent disposition of our common shares or ADSs), and thereafter as capital gain recognized on a sale or exchange.  Because we do not expect to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, U.S. holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.  Distributions of additional common shares or ADSs to U.S. holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

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

Certain dividends received by certain non‑corporate U.S. holders may be eligible for preferential tax rates so long as (1) specified holding period requirements are met, (2) the U.S. holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) the company paying the dividend is a “qualified foreign corporation” and (4) the company is not a PFIC for U.S. federal income tax purposes in the year of distribution or the prior year.  We do not believe that we were classified as a PFIC for our prior taxable year nor do we expect to be classified as a PFIC for the current taxable year.  We generally will be treated as a qualified foreign corporation with respect to our ADSs so long as the ADS remain listed on the NYSE.  Based on existing guidance, however, it is not entirely clear whether dividends received with respect to the common shares (to the extent not represented by ADSs) will be eligible for this treatment, because the common shares are not themselves listed on a U.S. exchange.  U.S. holders should consult their own tax advisors about the application of this preferential tax rate to dividends paid directly on common shares.

Subject to certain complex limitations and conditions (including a minimum holding period requirement), Brazilian income taxes withheld on dividends, if any, may be treated as foreign income taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability.  Alternatively, if a U.S. holder does not elect to claim a foreign income tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income.  For purposes of calculating the foreign tax credit, dividends paid on our common shares will be treated as income from sources outside the United States.  For the purposes of the U.S. foreign tax credit limitations, the dividends paid by us should generally constitute “passive category income” for most U.S. holders.  The rules governing the foreign tax credit are complex.  U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Capital Gains

For U.S. federal income tax purposes, a U.S. holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share or ADS in an amount equal to the difference between the U.S. dollar value of the amount realized for the common share or ADS and the U.S. holder’s adjusted tax basis in the common share or ADS, determined in U.S. dollars.  Such gain or loss will generally be capital gain or loss.  The capital gain or loss will be long‑term capital gain or loss if at the time of sale, exchange or other taxable disposition the U.S. holder has held our common shares or ADSs for more than one year.  Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation.  The deductibility of capital losses is subject to limitations.  Any gain or loss recognized by a U.S. holder will generally be treated as U.S. source gain or loss.  Consequently, a U.S. holder may not be able to use the foreign tax credit arising from Brazilian income tax imposed, if any, on the disposition of a common share or ADS unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income treated as derived from foreign sources.  Although we do not believe that U.S. holders will be entitled to a credit or deduction with respect to any IOF tax paid on our common shares (as discussed above in “—Brazilian Tax Considerations—Tax on Financial Transactions (Imposto sobre Operações Financeiras, or IOF),” U.S. holders should, however, be entitled to include the amount of the IOF tax paid as part of their initial tax basis in such common shares.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our common shares or ADSs or the proceeds received on the sale, exchange, or redemption of our ADSs, in each case to the extent treated as being paid within the United States (and in certain cases, outside of the United States) to a U.S. holder unless a U.S. holder establishes its status as an exempt recipient, and backup withholding may apply to such amounts if the U.S. holder does not establish its status as an exempt recipient or fails to provide a correct taxpayer identification number and certify that such U.S. holder is not subject to backup withholding.  The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against such U.S. holder’s U.S. federal income tax liability provided the U.S. holder timely furnishes the required information to the IRS.

In addition, U.S. holders should be aware that additional reporting requirements apply with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by a financial institution, if the aggregate value of all of such assets exceeds US$50,000.  U.S. holders should consult their own tax advisors regarding the application of the information reporting rules to our common shares and ADSs and the application of these additional reporting requirements for foreign financial assets to their particular situation.

F.       Dividends and Payments Agents

Not applicable.

G.      Statements by Experts

Not applicable.

H.      Documents on Display

We are subject to the periodic reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, as amended and supplemented, or the Exchange Act.  Accordingly, we are required to file reports and other information with the SEC.  You may inspect and copy reports and other information filed by us at the public reference facilities maintained by the SEC at 100 F Street, N.W., Washington D.C. 20549.  Our filings will also be available at the SEC’s website at http://www.sec.gov. Reports and other information may also be inspected and copied at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

Our website is located at http://www.sabesp.com.br and our investor relations website is located at http://www.sabesp.com.br/investors. (These URLs are intended to be an inactive textual reference only. They are not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL is not, and shall not be deemed to be, incorporated into this annual report.)

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

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to various market risks, in particular, foreign currency risk and interest rate risk.  We are exposed to foreign currency risk because a substantial portion of our financial indebtedness is denominated in foreign currencies, primarily the U.S. dollar, while we generate all of our net operating revenues in reais.  Similarly, we are subject to interest rate risk based upon changes in interest rates, which affect our net financial expenses.  For further information on our market risks, see Note 3.1 to our consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 included elsewhere in this annual report.

Exchange Rate Risk

As of December 31, 2012, 2011 and 2010, R$3,215.8 million, R$3,053.4 million and R$2,248.9, or 35.5%, 35.5% and 27.2%, respectively, of our debt obligations were denominated in foreign currencies.  As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations.

Exchange Rate Sensitivity

We estimate that the potential loss to us in connection with U.S. dollar and yen-denominated debt that would have resulted as of December 31, 2012, 2011 and 2010 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar and yen against the real  would have been approximately R$32.3 million, R$30.7 million and R$22.6, respectively.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$323.1 million, R$306.7 million and R$226.0 as of December 31, 2012, 2011 and 2010, respectively.

The fluctuation of the real in relation to the U.S. dollar and yen for the years ended December 31, 2012, 2011 and 2010 were as follows:

	Year ended December 31,
	2012	2011	2010
	(in percentages)
Depreciation (appreciation) of the real in relation to the U.S. dollar	8.9	12.6	(4.3)
Depreciation (appreciation) of the real in relation to the yen	(2.4)	18.6	9.0

We have not utilized derivative financial instruments in the years ended December 31, 2012, 2011 and 2010.

As of December 31, 2012, 2011 and 2010, we had no short‑term indebtedness outstanding, other than the current portion of long‑term debt.

Interest Rate Risk

As of December 31, 2012, 2011 and 2010, R$2,223.8 million, or 24.5%, R$2,537.1 million, or 29.5%, and R$2,259.4 million, or 30.6%, respectively, of our total debt outstanding balance denominated in reais  was based on variable rates of interest based on the UPR, which is equivalent to the TR.  In addition, as of December 31, 2012, 2011 and 2010, R$1,835.9, or 20.2%, R$1,882.3 million, or 21.9%, and R$2,064.7 million, or 25.0%, respectively, of our total debt denominated in reais  was subject to interest rates based on the CDI.  As of December 31, 2012, 2011 and 2010, R$1,319.5 million, R$747.3 million and R$579.2, respectively, of our foreign-currency denominated debt was based on the IADB and the IBRD variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

As of December 31, 2012, 2011 and 2010, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the IADB or IBRD variable rates.  However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government.  We invest these excess funds, which totaled R$1,796.6 million, R$2,027.0 million and R$1,852.6 million as of December 31, 2012, 2011 and 2010, respectively, mainly in short-term instruments.  As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn interest based on the CDI.  In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$90.7 million, R$86.0 million and R$82.6 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities as of December 31, 2012, 2011 and 2010, respectively, had occurred.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 1000 basis points change in these interest rates would have resulted in losses of approximately R$906.9 million, R$859.6 million and R$826.5 million as of December 31, 2012, 2011 and 2010, respectively.  This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year, as applicable, and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities.

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

The tables below provide information about our interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2012.  For the foreign currency denominated obligations, these amounts have been converted at the selling rates as of December 31, 2012 and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

	As of December 31, 2012
	Expected maturity date
	2013	2014	2015	After 2016	Total	Average annual interest rate
	(in millions, except percentages)
Assets
Cash equivalents denominated in reais	1,801.3	-	-	-	1,801.3
	1,801.3	-	-	-	1,801.3

Liabilities
long-term debt (current and non current portion)
Floating rate, denominated in reais indexed by TR or UPR	533.0	213.0	113.9	1,363.9	2,223.8	8.8%
Floating rate, denominated in reais indexed by TJLP	76.4	89.0	94.1	589.2	848.7	1.7%
Floating rate, denominated in reais indexed by IPCA	46.3	12.3	23.8	646.9	729.3	13.0%
Floating rate, denominated in reais indexed by CDI	514.0	270.0	860.2	191.7	1,835.9	8.3%
Fixed rate, denominated in reais	-	-	-	215.8	215.8
Floating rate, denominated in U.S. dollars	76.6	72.3	72.3	663.4	884.6	2.6%
Fixed rate, denominated in Yen	58.3	51.9	51.9	734.0	896.1	2.3%
Fixed rate, denominated in U.S. dollars	62.8	54.6	54.6	1,263.1	1,435.1	3.5%
Total long‑term debt.....	1,367.4	763.1	1,270.8	5,668.0	9,069.3	6.2%

The percentage of our indebtedness subject to fixed and floating interest rate is as follows:

	As of December 31,
	2012	2011	2010
Floating rate debt:
Denominated in U.S. dollars	9.8%	13.3%	11.7%
Denominated in reais	62.2%	63.9%	72.8%

Fixed rate debt:
Denominated in reais	2.4%	0.6%	‑
Denominated in Yen	9.9%	11.2%	5.3%
Denominated in U.S. dollars	15.8%	11.0%	10.2%
Total	100.0%	100.0%	100.0%

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.      Debt Securities

Not applicable.

B.      Warrants and Rights

Not applicable.

C.      Other Securities

Not applicable.

D.      American Depositary Shares

In the United States, our common shares trade in the form of ADS.  Following a ratio change effected on January 24, 2013, each ADS represents one common share of our company.  Following a stock split which took place on April 22, 2013, we issued two new ADSs for each ADS currently trading and distributed them to our holders on April 29, 2013. The ADSs are issued by The Bank of New York Mellon, as Depositary pursuant to a Deposit Agreement.  The ADSs commenced trading on the NYSE on May 10, 2002.

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADRs:

Persons depositing common shares or ADR holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS or portion thereof (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
US$0.05 (or less) per ADS or portion thereof per calendar year (in addition to the cash distribution fee of $.02 per ADS that the depositary has collected during the year)	Depositary services
Registration or transfer fees	Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when you deposit or withdraw common shares
Cable, telex and facsimile transmissions expenses (when expressly provided in the deposit agreement) Expenses of the depositary in converting foreign currency to U.S. dollars
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

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book‑entry system accounts of participants acting for them.  The depositary may generally refuse to provide fee‑attracting services until its fees for those services are paid.

Reimbursement of Fees Incurred in 2012

From January 1, 2012 to December 31, 2012, we received reimbursements in the amount of US$3,432,399.9 for standard out‑of‑pocket maintenance costs for the ADRs, any applicable performance indicators relating to the ADR facility, marketing fees and legal fees.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13a‑15(e), as of the year ended December 31, 2012.

As a result of this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were both designed and effective at the reasonable assurance level as of December 31, 2012, that the information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, as appropriate to allow timely decisions regarding required disclosure.

b) Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.  Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2012 based on the criteria established in “Internal Control —Integrated Framework” issued by COSO.

As a result of the assessment described above, our management concluded that as of December 31, 2012, we did maintain effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by COSO.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued an audit report on the effectiveness of our internal control over financial reporting.  That report is included below.

c) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Shareholders, Board of Directors and Management of
Companhia de Saneamento Básico do Estado de
São Paulo – SABESP São Paulo – SP

We have audited the internal control over financial reporting of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated May 15, 2013, expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes
May 15, 2013
São Paulo, Brazil.

d) Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.         [RESERVED]

ITEM 16A.           Audit Committee Financial Expert

At our board meeting held on June 26, 2006, we established an audit committee, as defined under section 3(a)(58) of the Exchange Act.  Our board of directors has determined that Jerônimo Antunes qualifies as an “audit committee financial expert” as defined for the purposes of this Item 16A in Item 16 of Form 20‑F.  Jerônimo Antunes is an “independent director” within the meaning of the SEC rules.

ITEM 16B.           Code of Ethics

We have adopted a code of business conduct and ethics, as defined in Item 16B of Form 20‑F under the Exchange Act.  Our code of business conduct and ethics, called Code of Ethics and Conduct, applies to all of our employees, including our directors, chief executive officer, chief financial officer and head of accounting, as well as our suppliers and third‑party contractors.  To ensure compliance with the Code of Ethics and Conduct, we have an Ethics Committee and an internal Whistle-blowing Channel, as well as a Corporate Accountability Procedure and an Ombudsman Office as well as a Customer Service that receive external complaints.  The internal channel can receive anonymous whistle blowing.  The results of the investigations are forwarded to the Audit Committee.  Cases of recurrence are reported to the Ethics Committee, which urges the related departments to develop preventive actions.  In 2012, 160 whistle blowings were recorded, 61% of which were verified and 39% are under investigation.  Out of the total, 22% refer to misconduct, such as moral harassment, discrimination, persecution and unfair treatment. During 2012, 27 of our employees or outsourced employees received penalties (1 warning, 2 suspensions and 24 dismissals). Our Ethics Committee is also responsible for addressing relevant inquiries and interpreting the norms of the Code of Ethics for all of our employees.  Our Code of Ethics and Conduct is available on our web site at http://www.sabesp.com.br at the following location:  Investors Relations – Corporate Governance.  If we amend the provisions of our Code of Ethics and Conduct, or if we grant any waiver of such provisions, we will disclose the amendment or waiver on our web site at the same address.  You can obtain copies of our Code of Ethics and Conduct, without charge, upon request to sabesp.ri@sabesp.com.br.

ITEM 16C.           Principal Accountant Fees and Services

Deloitte Touche Tohmatsu Auditores Independentes served as our independent registered public accounting firm for the year ended December 31, 2012.  Deloitte Touche Tohmatsu Auditores Independentes’s activity began with the review of the Quarterly Information (“ITRs”) reporting for the third quarter of 2012.

PricewaterhouseCoopers Auditores Independentes served as our independent registered public accounting firm for the first and second quarter of 2012 and for the years ended December 31, 2011 and 2010.

The following table presents the aggregate fees for professional services and other services rendered to us by Deloitte Touche Tohmatsu Auditores Independentes and PricewaterhouseCoopers Auditores Independentes in 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
	(in millions of reais)
Audit Fees(1)	2.5	3.9	2.6
Audit‑Related Fees	–	‑	‑
Tax Fees	–	‑	‑
All Other Fees	–	‑	‑
Total	2.5	3.9	2.6

______________

(1)   Audit Fees are the fees billed by PricewaterhouseCoopers for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.  Audit fees billed by Deloitte Touche Tohmatsu Auditores Independentes in connection with the audit of our annual financial statements for the year ended December 31, 2012 and interim review of our quarterly financial information for the quarter ended September 30, 2012.

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

During 2012, 2011 and 2010, PricewaterhouseCoopers Auditores Independentes did not provide non‑audit services to us.  During 2012, Deloitte Touche Tohmatsu Auditores Independentes did not provide non-audit services to us.

ITEM 16D.           Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.           Purchases of Equity Securities by Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F.           Change in Registrant’s Certifying Accountant

In accordance with CVM Instruction 308/99, as amended, we have contracted Deloitte Touche Tohmatsu Auditores Independentes for the external auditing of us, replacing PricewaterhouseCoopers Auditores Independentes.

Deloitte Touche Tohmatsu Auditores Independentes’s activity began with the review of ITRs reporting for the third quarter of 2012.

The appointment occurred due to the expiration of the contract with PricewaterhouseCoopers Auditores Independentes, the term of which was limited to 60 months, in compliance with legislation applicable to us (clause 57 of Law 8666/93). This appointment ended upon the issuance of their review report for the second quarter on August 10, 2012.

PricewaterhouseCoopers Auditores Independentes’s audit reports of our financial statements for December 31, 2011 and 2010 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2011 and 2010 and through August 10,2012, we have had no disagreements with PricewaterhouseCoopers Auditores Independentes on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers Auditores Independentes, would have caused PricewaterhouseCoopers Auditores Independentes to make reference to the subject matter of such disagreements in its report on our financial statements for such periods.

During the fiscal years ended December 31, 2011 and 2010 and through August 10, 2012, there have been no reportable events as defined under Item 16F(a)(1)(v) of Form 20-F.

We have provided PricewaterhouseCoopers Auditores Independentes with a copy of this annual report prior to its filing with the SEC and requested that PricewaterhouseCoopers Auditores Independentes furnish a letter addressed to the SEC stating whether it agrees with the statements made in this Item 16F.  A copy of PricewaterhouseCoopers Auditores Independentes’s letter to the SEC dated May 15, 2013 is included as Exhibit 15.1 to this annual report.

On May 22, 2012, we engaged Deloitte Touche Tohmatsu Auditores Independentes as our new independent registered public accounting firm to audit our financial statements.  The decision to engage Deloitte Touche Tohmatsu Auditores Independentes was approved by our board of directors present at a meeting on February 23, 2012.

Prior to the engagement of Deloitte Touche Tohmatsu Auditores Independentes as our independent registered public accounting firm, we had not previously consulted with Deloitte Touche Tohmatsu Auditores Independentes regarding (1) the application of accounting principles to a specific completed or contemplated transaction, (2) the type of audit opinion that might be rendered on our financial statements, or (3) a reportable event (as provided in Item 16F(a)(1)(v) of Form 20-F) during our two most recent fiscal years and any later interim period, including the interim period up to and including the date that Deloitte Touche Tohmatsu Auditores Independentes was engaged..

item 16g.          Corporate Governance

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors.  Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company.  Brazilian law does not have a similar requirement.  Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board.  However, both the Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors.  Our board of directors must have a minimum of five members and 20% of the board (even if the board consists of greater than five members) must be independent as defined under Novo Mercado Regulations.  Currently, four of our nine directors are independent, pursuant to the Novo Mercado Listing Regulations.  We believe these rules provide adequate assurances that our directors are independent; however, they do not require that we have a majority of independent directors, as required under the NYSE rules.

Executive Sessions

NYSE rules require that the non‑management directors must meet at regularly scheduled executive sessions without management present.  The Brazilian Corporate Law does not have a similar provision.  According to the Brazilian Corporate Law, up to one‑third of the members of the board of directors can be elected from management.  There is no requirement that non‑management directors meet regularly without management.  Our chairperson and Chief Executive Officer is a member of our board of directors.  All other members of our board of directors meet the NYSE’s definition of “non‑management” directors.  The non‑management directors on our board do not typically meet in executive session.  Our board of directors consists of eight non‑management directors.

Fiscal Committee

Under the Brazilian Corporate Law, the Conselho Fiscal, or fiscal committee, is a corporate body independent of management and a company’s external auditors.  The fiscal committee may be either permanent or non‑permanent, in which case it is appointed by the shareholders to act during a specific fiscal year.  A fiscal committee is not equivalent to, or comparable with, a U.S. audit committee.  The primary responsibility of the fiscal committee is to review management’s activities and a company’s financial statements, and to report its findings to a company’s shareholders.  The Brazilian Corporate Law requires fiscal committee members to receive as remuneration at least 10% of the average annual amount paid to a company’s executive officers.  The Brazilian Corporate Law requires a fiscal committee to be composed of a minimum of three and a maximum of five members and their respective alternates.

Under the Brazilian Corporate Law, the fiscal committee may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, or (iv) are spouses or relatives of any member of our management, up to the third degree.

Our fiscal committee consists of four members and four alternates and the members meet once a month.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.  However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian Corporate Law.  Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance.  The audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps coordinate their activities.  It also evaluates the effectiveness of our internal financial and legal compliance controls.  The audit committee comprises three members elected by the board of directors for a one‑year term with the right to re‑election, all three of which are independent.  The current members of our audit committee are Jerônimo Antunes, Reinaldo Guerreiro and Francisco Vidal Luna.  All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements.  Jerônimo Antunes is the committee’s “financial expert” within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

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

Citezens’ Access to Information at Sabesp

The federal law nº. 12,527/11 (LAI), regulated by State Decree nº 58.052/12, determines that bodies and entities of the Public Administration must create an unit to make available Citizen Information Services – SIC in order to serve and guide citizens, receive and manage information requests, as well as make available to the citizen information of his/her interest and the requirement to present the motives or reasons of request is forbidden.

Sabesp, in order to comply with LAI, implemented the Citizen Information Service - SIC, structuring the internal flow of information to serve citizen within the terms provided for by laws and is drafting the Table of documents, data and information, defining restrictive information, protecting business strategic information and pursuing the transparent management. Sabesp also made available at its website basic information required by laws and the software to citizen request information, according to the standards of the State Government of São Paulo.

These duties are linked to the Risk Management area whose main assumption is the transparency, quality of information and compliance with strategic rules of a listed company.

ITEM 16h.          MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.         FINANCIAL STATEMENTS

The following financial statements, together with the Report of Independent Registered Public Accounting Firms, are filed as part of this annual report.  See “Index to Consolidated Financial Statements.”

ITEM 19.         EXHIBITS

Item	Description
1.1	By‑laws of the Registrant (English translation) (incorporated by reference to the Form 6‑K filed on May, 1 2013).
4.1

Agreement between the Registrant and the State Department of Water and Energy (Departamento de Águas e Energia Elétrica—DAEE), dated April 24, 1997 (English translation) (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F‑1 filed on April 8, 2002 (the “April 8, 2002 Form F‑1”).

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

Item	Description
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
4.15

Convention between the State and the city of São Paulo, dated June 23, 2010, with the intermediation and consent of the Registrant and of ARSESP (English Translation) (incorporated by reference to the Form 6-K filed on July 13, 2010).

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

15.1	Letter from PricewaterhouseCoopers Auditores Independentes to the SEC, dated May 15, 2013 regarding the change in independent public accounting firm.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

1.         COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO ‑ SABESP

2.         By:         /s/ Dilma Seli Pena
Name:    Dilma Seli Pena
Title:       Chief Executive Officer

3.         By:         /s/ Rui de Britto Álvares Affonso
Name:    Rui de Britto Álvares Affonso
Title:       Chief Financial Officer and Investor
                Relations Officer

Date:  May 15, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

IFRS Consolidated Financial Statements

as of December 31, 2012 and 2011

and for the years ended

December 31, 2012, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

We have audited the accompanying consolidated balance sheets of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2012, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

São Paulo, Brazil

May 15, 2013

Report of independent registered
public accounting firm

To the Board of Directors and Shareholders of

Companhia de Saneamento Básico do
Estado de São Paulo - SABESP

In our opinion, the consolidated balance sheet as of December 31, 2011 and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of two years in the period ended December 31, 2011 present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP at December 31, 2011, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards of Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

São Paulo, May 15, 2013

/s/ PricewaterhouseCoopers
Auditores Independentes

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Balance Sheets as of December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

		December	December			December	December
Assets	Note	31, 2012	31, 2011	Liabilities and equity	Note	31, 2012	31, 2011

Current assets				Current liabilities
Cash and cash equivalents	5	1,921,178	2,149,989	Trade payable and contractors		297,198	255,557
Restricted cash	6	64,977	99,733	Services payable	18	389,091	383,116
Trade receivables	7	1,043,166	1,072,659	Current portion of long-term loans and financing	13	1,367,391	1,630,010
Receivable from related parties	8	109,273	185,333	Accrued payroll and related charges		267,863	243,876
Inventories		53,090	44,611	Taxes payable	14	153,121	181,122
Recoverable taxes		129,141	118,116	Interest on shareholders' equity payable		414,355	247,486
Other receivables		16,040	55,392	Provisions	16	565,083	764,070
				Public Private Partnership – PPP		24,357	12,693
Total current assets		3,336,865	3,725,833	Program contracts commitments		148,220	62,287
				Other liabilities		170,691	188,451
Noncurrent assets
Trade receivables	7	335,687	333,713	Total current liabilities		3,797,370	3,968,668
Receivable from related parties	8	153,098	170,288
Indemnities receivable	9	-	60,295	Noncurrent liabilities
Escrow deposits		53,158	54,178	Loans and financing	13	7,701,929	6,966,285
Deferred income tax and social contribution	15	141,356	179,463	Taxes payable	14	-	18,363
Investments property	11	54,046	52,585	Accrued taxes on revenues		125,404	114,957
				Provisions	16	624,074	807,759
Intangible assets	10	21,991,922	20,141,677	Pension obligations	17	2,124,330	2,050,697
Property, plant and equipment	12	383,383	356,468	Public Private Partnership – PPP		331,960	416,105
Other receivables		226,278	140,484	Program contracts commitments		87,407	130,978
				Other liabilities		167,742	195,276
Total noncurrent assets		23,338,928	21,489,151
				Total noncurrent liabilities		11,162,846	10,700,420

				Total liabilities		14,960,216	14,669,088

				Equity	19
				Capital stock		6,203,688	6,203,688
				Capital reserve		124,255	124,255
				Earnings reserves		5,387,634	4,217,953

				Total equity		11,715,577	10,545,896

Total assets		26,675,793	25,214,984	Total liabilities and equity		26,675,793	25,214,984

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Income Statements for the

Years ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

	Note	2012	2011	2010

Continuing operations:
Net operating revenue	22	10,754,435	9,941,637	9,231,027
Cost of sales and services	23	(6,465,398)	(6,030,977)	(5,194,548)

Gross profit		4,289,037	3,910,660	4,036,479

Selling expenses	23	(697,874)	(619,542)	(712,946)
Administrative expenses	23	(726,128)	(846,593)	(653,200)
Other operating income (expenses), net	25	(19,775)	(90,138)	1,830

Operating profit		2,845,260	2,354,387	2,672,163

Financial expenses	24	(582,822)	(702,766)	(789,467)
Financial income	24	332,041	465,926	343,914
Foreign exchange result, net	24	(50,575)	(396,801)	66,146

Financial income (expenses), net		(301,356)	(633,641)	(379,407)

Profit before income tax and social contribution		2,543,904	1,720,746	2,292,756
Income tax and social contribution
Current	15	(594,052)	(598,303)	(697,115)
Deferred	15	(37,952)	100,976	34,806

		(632,004)	(497,327)	(662,309)
Net income for the year attributable to the Company's shareholders		1,911,900	1,223,419	1,630,447

Earnings per share - basic and diluted (in reais)	20	2.80	1.79	2.39

Earnings per ADS - basic and diluted (in reais)	20	2.80	1.79	2.39

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Comprehensive Income for the

Years ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

	Note	2012	2011	2010

Net income for the year		1,911,900	1,223,419	1,630,447
Total comprehensive income for the year		1,911,900	1,223,419	1,630,447

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

				Earnings reserves
						Additional	Retained
	Note	Capital stock	Capital reserve	Legal reserve	Investments reserve	proposed dividend	earnings (losses)	Total

Balances as of December 31, 2009		6,203,688	124,255	378,526	1,732,115	-	-	8,438,584
Comprehensive income
Net income for the year		-	-	-	-	-	1,630,447	1,630,447

Total comprehensive income		-	-	-	-	-	1,630,447	1,630,447

Allocation to legal reserves	19 (e)	-	-	81,522	-	-	(81,522)	-
Interest on shareholders' equity (R$0.57 per share)	19 (c)	-	-	-	-	-	(387,231)	(387,231)
Additional proposed dividends		-	-	-	-	68,761	(68,761)	-
Allocation to investments reserve		-	-	-	1,092,933	-	(1,092,933)	-

Total transactions with owners		-	-	81,522	1,092,933	68,761	(1,630,447)	(387,231)

Balances as of December 31, 2010		6,203,688	124,255	460,048	2,825,048	68,761	-	9,681,800
Comprehensive income
Net income for the year		-	-	-	-	-	1,223,419	1,223,419

Total comprehensive income		-	-	-	-	-	1,223,419	1,223,419

Allocation to legal reserves	19 (e)	-	-	61,171	-	-	(61,171)	-
Distributed dividends of 2010, approved (R$0.10 per share)	19 (c)	-	-	-	-	(68,761)	-	(68,761)
Interest on shareholders' equity (R$0.43 per share)	19 (c)	-	-	-	-	-	(290,562)	(290,562)
Additional proposed dividends		-	-	-	-	288,143	(288,143)	-
Allocation to investments reserve		-	-	-	583,543	-	(583,543)	-

Total transactions with owners		-	-	61,171	583,543	219,382	(1,223,419)	(359,323)

Balances as of December 31, 2011		6,203,688	124,255	521,219	3,408,591	288,143	-	10,545,896
Comprehensive income
Net income for the year		-	-	-	-	-	1,911,900	1,911,900

Total comprehensive income		-	-	-	-	-	1,911,900	1,911,900

Allocation to legal reserves	19 (e)	-	-	95,595	-	-	(95,595)	-
Distributed dividends of 2011, approved (R$0.42 per share)	19 (c)	-	-	-	-	(288,143)	-	(288,143)
Interest on shareholders' equity (R$0.66 per share)	19 (c)	-	-	-	-	-	(454,076)	(454,076)
Additional proposed dividends		-	-	-	-	80,201	(80,201)	-
Allocation to investments reserve		-	-	-	1,282,028	-	(1,282,028)	-

Total transactions with owners		-	-	95,595	1,282,028	(207,942)	(1,911,900)	(742,219)

Balances as of December 31, 2012		6,203,688	124,255	616,814	4,690,619	80,201	-	11,715,577

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

	Note	2012	2011	2010

Cash flows from operating activities
Profit before income tax and social contribution		2,543,904	1,720,746	2,292,756
Adjustments for:
Depreciation and amortization		740,147	768,769	552,184
Losses on disposal of property, plant and equipment and intangible assets		12,059	56,548	16,385
Allowance for doubtful accounts and losses due to supply at wholesale		401,576	289,589	402,694
Provision and inflation adjustment		201,196	310,075	352,614
Interest on loans and financing		406,254	439,117	450,297
Inflation adjustment and exchange gains (losses) on loans and financing		85,122	442,954	21,139
Indemnities Receivable		60,295	85,918	-
Interest and inflation adjustment losses		24,553	31,422	4,112
Interest and inflation adjustment gains		(12,862)	(33,589)	(59,916)
Financial charges from customers		(171,481)	(169,941)	(178,996)
Provision for Consent Decree (TAC)		57,332	46,991	24,840
Provision for São Paulo agreement		2,466	15,386	80,368
Provision for defined contribution plan		5,728	(8,746)	32,587
Pension obligations		213,747	257,927	(11,834)
Margin on intangible assets construction related concession contracts		(50,815)	(47,589)	(49,603)
Other adjustments		34,772	4,833	6,325

Changes in assets
Trade receivable		(156,914)	(188,575)	(66,687)
Receivable from related parties		60,450	20,455	36,708
Inventories		(8,885)	(8,519)	3,484
Recoverable taxes		(40,564)	(62,149)	(157,916)
Escrow deposits		1,020	573	(14,864)
Other receivables		(53,579)	(43,025)	(30,508)

Changes in liabilities
Trade payables and contractors		(25,991)	145,451	(66,087)
Services payable		5,975	87,944	55,678
Accrued payroll and related charges		(33,345)	(49,582)	(17,525)
Taxes payable		(47,717)	(14,649)	(8,316)
Accrued taxes on revenues		10,602	1,995	(7,455)
Provisions		(583,868)	(197,521)	(330,256)
Pension obligations		(140,115)	(11,268)	(15,881)
Other liabilities		(53,488)	150,855	118,774

Cash generated from operations		3,487,574	4,042,395	3,435,101
Interest paid		(590,196)	(736,853)	(618,600)
Income tax and social contribution paid		(561,158)	(588,484)	(733,452)

Net cash generated from operating activities		2,336,220	2,717,058	2,083,049

Cash flows from investing activities
Restricted cash		34,752	202,841	(189,820)
Purchases of property, plant and equipment		(30,647)	(143,684)	(87,383)
Purchases of intangible assets		(2,002,883)	(2,067,435)	(1,814,166)

Net cash used in investing activities		(1,998,778)	(2,008,278)	(2,091,369)

Cash flows from financing activities
Loans and financing
Proceeds from loans		1,627,249	1,854,052	3,425,417
Repayments of loans		(1,518,240)	(1,979,099)	(1,800,507)
Payment of interest on shareholders' equity		(578,705)	(422,923)	(398,419)
Public private partnership – PPP		(40,285)	-	-
Program Contracts Commitments		(56,272)	-	-

Net cash provided by (used in) financing activities		(566,253)	(547,970)	1,226,491

(Decrease) / Increase in cash and cash equivalents		(228,811)	160,810	1,218,171

Cash and cash equivalents at beginning of year	5	2,149,989	1,989,179	771,008
Cash and cash equivalents at end of year	5	1,921,178	2,149,989	1,989,179

(Decrease) / Increase in cash and cash equivalents		(228,811)	160,810	1,218,171

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

1           General information

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water on a wholesale basis.

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

As of December 31, 2012, the Company operated water and sewage services in 363 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession agreements.

SABESP is temporarily not operating in some municipalities due to judicial orders under ongoing lawsuits: Iperó, Cajobi, Álvares Florense and Macatuba, the carrying amount of these municipalities' intangible assets was R$16,516 as of December 31, 2012 (R$12,929 as of December 31, 2011).

As of December 31, 2012, 67 concessions had expired and are being negotiated. From 2013 to 2034, 38 concessions will expire. Management believes that all concessions expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By December 31, 2012, 258 program and metropolitan contracts were signed (225 contracts on December 31, 2011).

As of December 31, 2012, the carrying amount of the underlying assets used in the 67 concessions of the municipalities under negotiation totaled R$5,874 million, accounting for 26.71% of total, and the related gross revenue for the year then ended totaled R$2,123 million, accounting for 18.61% of total.

The Company's operations are concentrated in the municipality of São Paulo, which represents 54.7% of the gross revenues in 2012 (55.1% in 2011 and 54.7% in 2010) and 43.5% of intangible assets (45.6% in 2011).

On June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

Also, on June 23, 2010, the State of São Paulo, the city of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treat of water;

iii. collect, transport, treatment and final dispose of  sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

In the municipality of Santos, in the Santos coast region, which has a significant population, the Company operates under an authorization by public deed, a situation similar to other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it. As of December 31, 2012, the carrying amount of the municipality of Santos’ intangible assets was R$328,693 (R$175,069 in December 2011) and its gross revenue was R$202,103 (R$196,831 in December 2011 and R$182,511 in 2010).

Article 58 of Law 11445/07 establishes that precarious and expired concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12693 of July 24, 2012 allows program agreements to be executed until December 31, 2016.

The Company’s management understands that the concession agreements not yet renewed are valid and are governed by Laws 8987/95 and 11445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBOVESPA (the São Paulo Stock Exchange) since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho and Attend Ambiental. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees. For the purposes of accounting classification in the financial statements, these companies are considered joint ventures.

The financial statements were approved by Management on May 15, 2013.

2          Summary of Significant Accounting Practices

2.1       Basis of Preparation and Presentation of the Financial Statements

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

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

2.2       Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its investees: Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina, Águas de Castilho, Saneaqua Mairinque, Aquapolo Ambiental and Attend Ambiental, which were proportionately consolidated according to the equity interests held in these investees. The accounting policies of its investees are consistent with the accounting policies adopted by the Company. The Company shares the control of its investees, which have the same fiscal year basis. The consolidation processes of assets, liabilities and income statements add the assets, liabilities, revenues and expenses, according to the nature, by applying the percentage of the Company’s interest held in each investee.

Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, indicating participating shared control. Therefore, the financial statements were proportionately consolidated.

The following entities were consolidated proportionately:

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

SESAMM's capital as of December 31, 2012 totaled R$19,532, and was represented by 19,532,409 registered shares without a par value. SABESP holds 36% of its equity interest and Inima holds another 46% of its equity interest. The Company concluded that both, SABESP and Inima, have joint control over SESAMM. Accordingly, SABESP records their interest over SESAMM applying the proportional consolidation method, equivalent to the 36% of SESAMM's assets and liabilities, revenues and expenses.

Operations started in June 2012.

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil – Cab Ambiental incorporated the company Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

As of December 31, 2012, the capital of Águas de Andradina totaled R$2,908, and was represented by 2,908,085 registered shares without a par value. SABESP holds 30%of its equity interest.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Operations started in October 2010.

Águas de Castilho

On October 29, 2010, the Company, together with the Companhia de Águas do Brasil – Cab Ambiental, incorporated the company Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

As of December 31, 2012, the company’s capital was R$622, and was represented by 622,160 registered share without par value. SABESP holds 30% equity interest.

Operations started in January 2011.

Saneaqua Mairinque

On June 14, 2010, the Company, together with the company Foz do Brasil S.A. incorporated the company Saneaqua Mairinque S.A., with indefinite term, for the purpose of exploring the public service of water supply and sewage services to the municipality of Mairinque.

As of December 31, 2012, the capital of Saneaqua Mairinque totaled R$2,000, and was represented by 2,000,000 registered shares without a par value. SABESP holds 30% equity interest.

Operations started in October 2010.

Aquapolo Ambiental S.A.

On October 8, 2009, the Company, together with the company Foz do Brasil S.A. incorporated the company Aquapolo Ambiental S.A., for the purpose of producing, providing and commercializing of reused water for Quattor Química S.A., Quattor Petriquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex.

As of December 31, 2012, the capital of Aquapolo totaled R$36,412, and was represented by 42,419,045 registered shares without a par value. SABESP holds 49%of its equity interest.

Operations started in October 2012.

Attend Ambiental

On August 23, 2010 the Company and Companhia Estre Ambiental S.A, incorporated the company Attend Ambiental S.A, for constructing and operating a pretreatment of non-domestic effluent station, mud transportation and related services in the Metropolitan area of São Paulo city as well as implement similar structures in other areas in Brazil and abroad.

As of December 31, 2012, the capital totaled R$2,000, and was represented by 2,000,000 registered shares without par value. SABESP holds 45% equity interest. A total of R$11,400 was recorded under the investee’s equity as advance for future capital increase.

Attend is at startup stage and startup is scheduled for September 2013.

See below a summary of financial information of the joint controlled entities:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

	2012
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%
Current assets	875	2,199	404	414	15,247	1,976
Noncurrent assets	19,609	3,934	904	858	181,749	2,570

Current liabilities	822	4,777	868	272	32,304	167
Noncurrent liabilities	13,902	555	77	15	157,047	-
Equity	5,760	801	363	985	7,645	4,379

	2011
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%
Current assets	2,658	360	133	561	12,424	5,003
Noncurrent assets	14,447	1,300	423	164	180,717	223

Current liabilities	832	815	256	228	10,262	127
Noncurrent liabilities	11,120	84	47	28	167,498	5,130
Equity	5,153	761	253	469	15,381	(31)

	2012
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%
Operating revenue	9,364	4,611	1,336	2,931	3,249	-
Operating expenses	(8,775)	(4,747)	(1,203)	(2,715)	(10,118)	(1,057)
Financial income, net	85	104	22	19	26	336
Net income (loss) for the year	674	(32)	155	235	(6,843)	(721)

	2011
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%

Operating revenue	9,203	2,985	651	2,498	-	-
Operating expenses	(10,494)	(2,954)	(568)	(2,730)	(1,438)	(992)
Financial income, net	115	31	5	44	-	60
Net income (loss) for the year	(1,176)	62	88	(188)	(1,438)	(932)

	2010
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%

Operating revenue	-	247	447	-
Operating expenses	(638)	(451)	(384)	(1.023)
Financial income, net	95	-	12	-
Net income (loss) for the year	(543)	(204)	75	(1.023)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

2.3       Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, other short-term highly liquid investments with original maturities less than three months as from the investment date, with an insignificant risk of change value, as well as current account overdrafts.

2.4       Financial instruments

Classification

The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2012 and 2011, the Company did not have financial assets classified under the fair value through profit or loss, held-to-maturity and available-for-sale financial instruments category.

Financial assets calculated at fair value through profit or loss

These are financial assets held for trading. A financial asset is classified into this category when mainly acquired for sale purposes in the short term. These assets are classified as current assets. Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the income statement in 'Financial income' or 'Financial expenses’ in the period they occur, unless the instrument has been contracted in connection to another transaction. In this case, changes are recognized in the same line item of income affected by this transaction.

Loans and receivables

These comprise receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. Loans and receivables are presented in current assets or liabilities, except for those with maturity of more than 12 months after the statement of financial position date (these are classified as noncurrent assets or liabilities). The Company's loans and receivables include cash and cash equivalents, balances of trade receivables, receivables from related parties, other receivables, indemnities receivable, receivables from the Water National Agency – ANA, contractors and suppliers, loans and financing, interest on shareholders’ equity payable, services payable, balances payable from public-private partnership (PPP), and program contract commitments. Loans and receivables are recorded at fair value and subsequently at amortized cost, under the effective interest rate method.

2.5       Gross Operating Revenue

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(a) Revenue from water supply and sewage collection

Revenue from water supply and sewage collection are recognized as the water is consumed and services are provided. Revenues, including the revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services. Revenue is shown net of value-added tax, rebates and discounts. Revenues from unbilled represent incurred revenues in which the services were provided, but not yet billed until the end of the each period. Water supply and sewage services are recorded as trade receivables based on monthly estimates of the services provided.

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

(b) Construction revenue

Revenue from concession construction contracts is recognized in accordance with IAS 11 (Construction Contracts), using the percentage-of-completion method, provided that the applicable conditions for application are fulfilled. The percentage of completion is calculated from the ratio of the actual costs incurred on the balance sheet date to the planned total costs (cost-to-cost method). Revenue from cost plus contracts is recognized by reference to the construction costs incurred during the period plus a fee earned. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to the construction costs incurred and the total is recognized as construction revenue.

2.6       Trade receivables and allowance for doubtful accounts

Trade receivables are amounts due from customers for services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as noncurrent assets.

The Company records an allowance for doubtful accounts for receivable balances in an amount that is deemed by management to be sufficient to cover probable losses in accounts receivable, based on the analysis of the history of receipts and current guarantees and it does not expect to incur in additional significant losses.

2.7       Inventories

Inventories of supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or realizable value, and are classified in current assets.

2.8      Investment property

The investment properties, land, are recorded at the acquisition or construction cost, less accumulated depreciation, calculated on a straight-line basis at rates that consider the estimated useful life of assets. Expenditures related to repairs and maintenance are recorded in the income statement when incurred.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

The Company also maintains few assets for indeterminate use in the future, i.e., it is not defined if the Company will use the property in the operation or sell the property in the short term during the ordinary course of business.

2.9       Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets subject-matter of the concession agreements. Those assets are stated at historical acquisition or construction cost less depreciation, net of impairment charge, when necessary. Interest, other financial charges and inflationary effects deriving from financing effectively applied to construction in progress are recorded as cost of respective property, plant and equipment.

Subsequent costs included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

Depreciation is calculated using the straight-line method to allocate their cost and is described in Note 12 (a). Land is not depreciated.

Residual values and the useful lives of assets are reviewed and adjusted, where applicable, at the end of each year.

Gain and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other operating income (expenses) in the income statements.

2.10  Intangible assets

Valued at acquisition cost and/or construction of the underlying assets, including construction margin, interest and other financial charges capitalized during the construction period, in this case, for the qualifying assets. Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale. The Company considers that substantial period means a period greater than 12 months. This period was established by considering the completion period of the majority of its constructions which is greater than 12 months.

The amortization is calculated when the intangible assets are available for use in the necessary condition established by the Company.

The amortization reflects the period over the expected future economic benefits generated by the intangible asset and can be the period of the contract, depending on the contract or the useful life of the asset.

The amortization of the intangible assets is discontinued when the asset is fully consumed or it is disposed of, whatever occurs first.

Infrastructure to which the operator is given access by the concession grantor or donations received from third parties is not recognized in the consolidated balance sheet, since such donations are controlled by the concession grantor.

Financial resources received as donations for the construction of infrastructure are recorded under “Other operating income”.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(a) Concession arrangements/programs

The Company operates concession agreements including the rendering of basic sanitation, environmental, water supply and sewage collection services signed with the concession grantor. The infrastructure used by SABESP subject to service concession arrangements is considered to be controlled by the concession grantor when:

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

The fair value of construction and other work on the infrastructure is recognized as revenue, at its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits. The accounting policy to recognize construction revenue is described in Note 2.5 “Gross Operating Revenue”.

Intangible assets related to Concession agreements and Program contracts, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract or the useful life of the underlying asset, whichever is shorter.

Investments made and not recovered through rendering of services, within the agreement term, must be indemnified by the concession grantor, (1) with cash or cash equivalents or also, in general (2) with the contract extension. These investments are amortized over the useful life of asset.

Law 11445/07 prescribes that, whenever possible, basic sanitation public utilities shall have their economic and financial sustainability ensured through the consideration received from service collection, preferably as tariffs and other public prices, which may be established for each service or both jointly. Therefore, investments made and not recovered through services rendered, within original term of the contract, are recorded as intangible assets and amortized over the useful life of the asset, taking into consideration a solid track record of concession renewal and, therefore, the continuity of services.

(b) Software licenses

Software licenses of computer programs and business management systems acquired are capitalized and amortized over their useful lives, and the expenses associated with maintaining these are recognized as expenses when incurred.

2.11    Impairment of non-financial assets

Property, plant and equipment, intangibles and other noncurrent assets with definite useful lives, are yearly reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

The Company does not have assets with indefinite useful lives and concluded that there are no indications of impairment losses.

2.12   Payables to suppliers and contractors

Accounts payable to contractors and suppliers are obligations to pay for goods or services purchased from suppliers in the ordinary course of business and are classified as current liabilities if the payment is due in the period up to one year. Otherwise, the accounts payable are presented as non-current liabilities and are initially measured at fair value, which generally correspond to the bill and subsequently at amortized cost.

2.13   Loans and financing

Borrowings are initially recognized at fair value, upon receipt of funds, net of transaction costs. Subsequently, borrowings are stated at amortized cost, as presented in Note 13. Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Nonconvertible debentures issued by the Company are recognized in a similar manner to borrowings.

2.14   Loan costs

The cost of loans attributable to acquisition, construction or production of an asset, which, necessarily, requires a substantial time period to be ready for use or sale are capitalized as part of the cost of these assets. Other borrowing costs are recognized as expenses in the period they are incurred. Borrowing costs are interest rates and other charges incurred by the Company related to loans, including exchange variation, as described below.

The capitalization occurs during the period in which the asset has been built, considering the weighted average rate of loans effective on the capitalization date.

For foreign currency-denominated loans or financing, the Company analyzes them as if they were contracted in domestic currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if these were contracted in the domestic market.

2.15   Payroll and related charges

Salaries include an accrual for vacations and the 13th salary and additional payments negotiated in collective labor agreements plus related charges and are recorded on the accruals basis.

2.16   Profit sharing

The Company's profit sharing plan for its employees is based on general targets of the Company as a whole, and based on the performance of each business units. The Company recognizes a provision when it is contractually required or when there is a practice in the past that created a constructive obligation. The accrual for profit sharing is recorded on the accrual basis period as operating expenses and as Cost of sales and services.

2.17   Provisions, legal liabilities, judicial deposits, escrow deposits and contingent assets

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Provisions related to claims are recognized when: i) the Company has a present legal or constructive obligation as a result of past events; ii) it is probable that an outflow of resources will be required to settle the obligation; and iii) the amount can be reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Provisions are measured at the present value of the disbursements expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

For financial statement presentation purposes, the provision is stated net of the related escrow deposits based on the legal right to offset. The bases and the nature of the provisions for civil, tax, labor and environmental risks are described in Note 16.

Escrow deposits not linked to related liabilities are recorded in noncurrent assets. Escrow deposits are restated for inflation.

Contingent assets are not recognized.

2.18  Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

2.19   Income taxes – current and deferred

In order to calculate the income tax and social contribution, since 2008, the Company has been adopting the Transition Tax Regime (RTT), as provided for by Law 11941/09, i.e., in the calculation of taxable income considered the accounting criteria of Law 6404/76 preceding the amendments to Law 11638/07.

The RTT will be effective until the enactment of the law ruling the tax effects from new accounting methods, seeking tax neutrality.

This regime was optional in the 2008 and 2009 calendar years and mandatory as of 2010.

The Company opted for adopting RTT in 2009, referring to the calendar years 2008 and 2009. In order to calculate the income tax and social contribution for the years ended December 31, 2011 and 2010, the Company adopted the prerogatives defined by RTT.

The tax expense for the period comprises current and deferred tax.

Current tax

The provision for income tax and social contribution is based on the taxable income for the year. Income tax was calculated at the rate of 15%, plus a 10% surtax on annual taxable income exceeding R$240. Social contribution was calculated at the rate of 9% on adjusted net income.  Taxable income differs from the profit disclosed in the income statement because it excludes income or expenses taxable or deductible in other years, as well as permanently nontaxable or nondeductible items. The provision for income tax and social contribution is calculated individually (by each jointly controlled entity) based on the tax rates in effect at the end of the reporting period. Management periodically reviews the positions assumed by the Company in the income tax returns in cases where the applicable tax regulation gives rise to different interpretations. Management recognizes provisions, when applicable, based on the estimated amounts payable to tax authorities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Deferred taxes

Deferred income tax and social contribution are recognized on the differences between the tax bases and the accounting balances of assets and liabilities, as prescribed by IAS 12 - Taxes on Income; however, they are not recognized if generated in the first-time recording of assets and liabilities in transactions that do not affect the tax bases, except for business combinations. Deferred income tax and social contribution are determined based on the tax rates and laws enacted or substantially enacted at the end of the reporting period and applicable when the respective income tax and social contribution will be paid.

Deferred income tax and social contribution assets are recognized only to the extent that it is probable that there will be a positive tax base for which temporary differences can be used and tax loss carryforwards can be offset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when deferred tax assets and liabilities are related to the taxes imposed by the same tax authorities over the same taxable entity.

2.20 Taxes on revenues

Revenues from sales and services are recognized on accrual basis for PASEP and Cofins. Taxes levied on billed amounts to public entities are due when bills are received.

As these taxes are calculated by the non-cumulativeness regime and presented net of tax credits, as deductions from gross revenues. Debts measured on “other operating income” are presented as deductions from the respective operating income or expense.

2.21   Pension obligations

(a)           Defined benefit

Liabilities from defined benefit pension plan obligations correspond to the present value of the defined benefit obligation at balance sheet date, less the fair value of the plan assets, and adjusted by unrecognized actuarial gains or losses. The defined benefit obligation (G1) and (G0) are calculated on an annual basis by independent actuaries, using the projected unit credit method. The estimated future cash outflows is discounted to its present value, using the interest rates of the Brazilian National Government bonds with maturities that approximate the maturity of the related liability.

The Company adopts the corridor method to recognize actuarial gains and losses. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are in excess of the greater of 10% of the fair value of plan assets or 10% of the present value of the defined benefit obligation are charged or credited to income over the employees' expected average remaining working lives. The higher the number of plan retirees the smaller is the average remaining working period of plan participants. For plans substantially composed of retirees and pensioners, the Company immediately records all actuarial gains and losses in excess of the limits of the corridor, i.e. on the first day of the subsequent year after the calculation of the referred actuarial gains or losses. The expenses related to pension plan are recognized in profit and loss of the year as Cost of sales and services, selling expenses or administrative expenses, according to employee’s allocation.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

In an event where a curtailment relates to only some of the employees covered by a plan, or where only part of an obligation is settled, the gain or loss includes a proportionate share of the previously unrecognized past service cost and actuarial gains and losses. The proportionate share is determined on the basis of the present value of the obligations before and after the curtailment or settlement.

The Company makes contributions to defined benefit plans on a contractual basis and sponsored thereby, managed by Fundação Sabesp de Seguridade Social – SABESPREV, a supplementary private close-end pension entity. The regular contributions are recognized in the income statement of the period.

(b)           Defined contribution

The Company makes contributions to defined contribution plans (Sabesprev Mais) on a contractual basis and sponsored thereby, managed by Fundação Sabesp de Seguridade Social – SABESPREV, a supplementary private close-end pension entity that provides post-employment benefits to its employees.

A defined contribution plan is a pension plan according to which the Company makes fixed contributions to a separate entity. The Company has no obligation of making contributions if the fund does not have sufficient funds to pay to all employees the benefits related to employee’s services in current and previous period.

2.22  Financial income and expenses

Financial income is primarily comprised of interest, inflation adjustments and exchange variations on escrow deposits and negotiations with customer to pay by installments, using the effective interest rate method.

Financial expenses are primarily comprised of interest, inflation adjustments and exchange variations on loans and financing, refinancing, provisions, public-private partnership, program contract commitments and provisions. These financial income and expenses are calculated using the effective interest rate method.

Inflation adjustments and foreign exchange gains and losses derive from the collection or payment to third parties, as contractually required by law or court decision, and recognized on an accrual basis.

Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation adjustment rates for the Company’s economic scenario.

2.23  Leases

Lease agreements are classified as financial lease when property, risks and rewards inherent to the ownership of asset to the lessee are transferred. Other leases are classified as operating leases, recognized as expenses in the income statement on a straight-line basis during the lease period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Financial lease agreements are measured based on the lower of the present value of minimum lease payments or the fair value of leased asset at the start of the lease. The amounts payable deriving from considerations of financial lease agreements are recognized and allocated between financial expenses and amortization of financial lease payables so as to obtain a constant interest rate. The corresponding liability is recorded as short- and long-term debt.

2.24  Other current and noncurrent assets and liabilities

Other assets are stated at cost of acquisition, net of any impairment loss, where applicable. The amounts recognized as other liabilities are stated at known or estimated amounts, including, where applicable, related charges and monetary variations.

2.25  Dividends and Interest on shareholders’ equity

The Company uses the tax benefits of distributing dividends as interest on shareholders’ equity, as permitted by Brazilian Law. This distribution of dividend is accounted for in accordance with Brazilian Law 9249/95 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP). The benefit attributed to the shareholders is recognized in the current liability against Equity, based on its by-laws. Dividends and interest on shareholders´ equity over the minimum established in the by-laws are recognized when approved by the shareholders in the general meeting. The tax effects of the interest on shareholders’ equity are recognized in the income statement for the year, under the same recognition basis.

2.26  Present value adjustment

Current and noncurrent financial assets and liabilities are adjusted to present value based on discount rate at current market rate as of the transaction date, when the effects are relevant.

2.27    Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, for taking decision, for allocating resources and assessing performance of the operating segments.

Based on how the Company treats its business and how decision-making of resources allocation is made, two operating segments (water and sewage) were stated for financial reporting purposes. The segment reporting is detailed in Note 21.

2.28   Translation into foreign currency

(a)  Functional and reporting currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the company operates ("the functional currency"). The financial statements are presented in Brazilian reais  (R$), which is also the Company's functional and presentation currency. All financial information presented has been presented in reais, except where indicated.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(b)Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais  using the exchange rates prevailing at the transaction dates. Balance sheet accounts are translated at the exchange rate prevailing at balance sheet date.

Foreign exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated cash assets and liabilities are recognized in foreign exchange result in the income statement, except for loans and financing related to property, plant and equipment or intangible assets in progress, where foreign exchange gains and losses are recognized as contra entry to the asset while construction is in progress.

2.29  New and revised standards and interpretations effective for periods beginning on or after January 1, 2012

Standard	Key requirements	Effectiveness date

Deferred taxes: recovery of underlying assets (amendments to IAS 12)

It amends IAS 12 – Income Tax to provide the assumption that the recovery of the carrying amount of an asset measured based on the fair value model of IAS 40 – Investment Property will usually occur through sale.

Due to this amendment, SIC 21 – Income Taxes – Recovery of Revalued Non-Depreciable Assets would no longer be applicable to investment property carried at fair value. The amendments also include in IAS 12 a remaining guidance previously included in SIC 21, which was duly removed.

January 1, 2012

2.30 New and revised standards and interpretations that are not yet effective

The Company did not adopt the new and revised IFRSs below:

IFRS 9                                                  Financial Instruments4

IFRS 10                                               Consolidated Financial Statements2

IFRS 11                                                Joint Arrangements2

IFRS 12                                                Disclosure of Interests in Other Entities2

IFRS 13                                                Fair Value Measurement2

Amendments to IAS 1                    Presentation of Items of Other Comprehensive Income1

Amendments to IFRS 7                 Disclosure – Offsetting Financial Assets and Financial Liabilities2

Amendments to IFRS 9 and IFRS 7       Effective Date of IFRS 9 and Transition Disclosures4

Amendments to IFRS 10, 11 and 12       Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guide2

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

IAS 19 (revised in 2011)	Employee Benefits[2]
IAS 27 (revised in 2011)	Separate Financial Statements[2]
IAS 28 (revised in 2011)	Investments in Associates and Joint Ventures[2]
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities[3]
Amendments to IFRSs	2009-2011 Annual Improved Cycle
IFRIC 20	Stripping Costs in the Production Phase in a Surface Mine[2]

1 Effective for annual periods beginning on or after July 1, 2012.

2 Effective for annual periods beginning on or after January 1, 2013.

3 Effective for annual periods beginning on or after January 1, 2014.

4 Effective for annual periods beginning on or after January 1, 2015.

The new standards, amendments and interpretations that may affect the Company are as follows:

IFRS 11 supersedes IAS 31 Interest in Joint Ventures. IFRS 11 addresses how a joint arrangement with two or more parties holding joint control should be classified. SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers will be removed with the issue of IFRS 11. According to IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the contractual parties. On the other hand, according to IAS 31, there are three types of joint arrangements: jointly controlled entities, jointly controlled assets, and jointly controlled operations. In addition, according to IFRS 11, joint ventures must be recognized by the equity method, while jointly controlled entities may be recorded by the equity method or by the proportionate accounting method, according to IAS 31.

The adoption of IFRS 11 will result in changes in the accounting for investments held by the Company in Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina S.A., Águas de Castilho, Saneaqua Mairinque S.A., Aquapolo Ambiental S.A. and Attend Ambiental S/A, jointly controlled entities according to IAS 31, currently accounted for the proportionate consolidation method. According to IFRS 11, these jointly controlled entities will be classified as joint ventures and recorded by the equity method, resulting in the recognition of the Company’s proportionate interest in net assets, net income for the year, and other comprehensive income in a single account which will be reported in the consolidated statement of financial position, as well as in the consolidated income statement or comprehensive income as “investment in joint venture” and “equity in earnings of joint venture”, respectively. Therefore, the consolidated balances as of December 31, 2012 are shown below:

	December 31, 2012
	Original	IFRS 11 Effects	After applying IFRS 11
Assets
Total current assets	3,336,865	(6,267)	3,330,598

Investments	-	20,826	20,826
Intangible assets	21,991,922	(24,396)	21,967,526
Property, plant and equipment	383,383	(186,673)	196,710

Total noncurrent assets	23,338,928	(202,834)	23,136,094
Total assets	26,675,793	(209,101)	26,466,692

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

	December 31, 2012
Liabilities and equity	Original	IFRS 11 Effects	After application of IFRS 11
Total current liabilities	3,797,370	(39,181)	3,758,189

Loans and financing	7,701,929	(169,268)	7,532,661
Total noncurrent liabilities	11,162,846	(169,920)	11,992,926

Total liabilities	14,960,216	(209,101)	14,751,115

Total equity	11,715,577	-	11,715,577
Total liabilities and equity	26,675,793	(209,101)	26,466,692

	2012
	Original	IFRS 11 Effects	After applying IFRS 11

Net operating revenue	10,754,435	(16,804)	10,737,631
Gross profit	4,289,037	(1,357)	4,287,680
equity in earnings of joint venture of subsidiaries	-	(6,532)	(6,532)
Operating profit	2,845,260	(1,916)	2,843,344
Income before income tax and social contribution	2,543,904	3,768	2,547,672
Net income for the year	1,911,900	-	1,911,900
Basic and diluted earnings per share (in reais)	2.80	-	2.80

IAS 19 Employee Benefit

The amendments to IAS 19 change the accounting for both defined benefit plans and severance pay benefits. The most significant change refers to the accounting for changes in defined benefit obligations and plan assets. These amendments require the recognition of changes in defined benefit obligations and in the fair value of the plan assets as they occur, and, therefore, the elimination of the corridor approach allowed in the previous version of IAS 19 and the early recognition of past cost of services. In addition, the amendments require all actuarial gains and losses to be immediately recognized through other comprehensive income so that the net asset or liability of the pension plan is recognized in the consolidated statement of financial position so that to reflect the full amount of the plan’s deficit or surplus. Additionally, interest expenses and the return expected on the plan assets used in previous version of IAS 19 were replaced by a “net interest” amount, calculated based on the discount rate of the asset or liability of the net defined benefit.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013 and require retrospective adoption. Based on Management’s preliminary evaluation, the impact of the Company’s adoption of the amendments to IAS 19 in the year ending December 31, 2013, would be a reduction of in the Company’s equity on January 1, 2013 in the amount of R$468,220 (R$34,370 increase in equity on January 1, 2012). The retrospective adoption will also impact the results of 2011, which will increase in the amount of R$157,527.

This effect represents the full recognition of actuarial gains and losses through other comprehensive income.

Annual improvements to the 2009-2011 IFRS cycle (May 2012)

The annual improvements to the 2009-2011 IFRS cycle include several amendments to several IFRSs. The amendments to IFRSs are effective to annual periods beginning on or after January 1, 2013 and include:

• amendments to IAS 16 – Property, Plant and Equipment; and

• amendments to IAS 32 – Financial Instruments: Presentation.

Amendments to IAS 16

The amendments to IAS 16 clarify that spare parts, stand-by equipment and service equipment are classified as property, plant and equipment when they meet the definition of property, plant and equipment set out in IAS 16, or otherwise as inventory. The Company does not expect significant impacts on its financial statements.

Amendments to IAS 32

The amendments to IAS 32 clarify that the income tax related to distributions to holders of equity instruments and equity transaction costs should be accounted pursuant to IAS 12 - Income Taxes. The Company does not expect relevant impacts on its financial statements.

3          Financial Risk Management

3.1       Financial risk factors

The Company's activities are exposed to Brazilian economic environment, exposing it to market risk, such as exchange rate, interest rate, credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of the financial markets and aims at minimizing adverse impacts on its financial performance.

The Company has not utilized derivative instruments in any of the reporting periods.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(a) Market risk

Foreign currency risk

SABESP’s foreign exchange exposure entails market risks associated with Brazilian real  currency fluctuations against the US dollar and the yen. SABESP’s foreign currency-denominated liabilities mainly include US dollar- and yen-denominated loans.

In case of Brazilian real  depreciation in relation to foreign currency in which the debt is denominated, SABESP will incur in monetary loss in relation to such debt.

SABESP’s specific foreign currency risks are related to exposures caused by its short and long-term debts denominated in foreign currency.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility of the Company incurring losses due to foreign exchange fluctuations that would affect the balances of market foreign currency-denominated loans and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any financial instrument to hedge against this risk, but conducts an active management of debt, taking advantage of opportunities to replace expensive debt for cheaper debt, reducing the cost through accelerated maturity.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$3,215.8 million on December 31, 2012 (R$3,053.4 million in December 2011). Below, the Company’s exposure to foreign currency risk:

	December 31, 2012		December 31, 2011
	Foreign currency	R$	Foreign currency	R$
Loans and financing – US$	1,136,274	2,321,976	1,113,236	2,088,208
Loans and financing – Yen	37,535,650	890,346	39,456,912	959,198
Interest and charges from loans and financing – US$		12,487		13,025
Interest and charges from loans and financing – Yen		6,374		6,646

TOTAL		3,231,183		3,067,077

The table above shows the foreign currency-denominated loans and financing, emphasizing that the balance is gross of loans costs of R$15,422 on December 31, 2012 (R$13,656 in December 2011).

As of December 31, 2012, had  the Brazilian real appreciated  or depreciated  by 10% against the US dollar and the Yen with all other variables remaining  constant, the effect on pre-tax profit for the year would have been R$323,118 (R$306,708 in December 2011) lower or higher, mainly as a result of foreign exchange losses or gains on the translation of foreign currency-denominated loans.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's loans and financing subject to variable interest rate:

	December 31, 2012	December 31, 2011

UPR(i)	2,192,684	2,520,936
CDI(ii)	1,799,830	1,815,000
TJLP(iii)	845,913	881,861
IPCA(iv)	697,385	180,759
LIBOR(v)	1,243,058	1,123,662
Interest and charges	114,421	110,999

Total	6,893,291	6,633,217

(i) UPR (Unidade Padrão de Referência), a standard benchmark unit, which is equal to the TR, a managed prime rate.

(ii) CDI (Certificado de Depósito Interbancário), interbank deposit certificate rate

(iii) TJLP (Taxa de Juros a Longo Prazo), long-term interest rate

(iv) IPCA (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v) LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed is the mismatch between the inflation adjustment indices of its loans and financing with those of its receivables. Water supply and sewage services tariffs do not necessarily follow the increases in the inflation adjustment and interest rates affecting the Company's debt.

As of December 31, 2012, if interest rates on loans and financing denominated in Brazilian reais  had been 1% higher or lower with all other variables held constant, the effects on pre-tax profit for the year before taxes would have been R$68,932 (R$66,332 in December 2011) lower or higher, mainly as a result of a lower or higher interest expense on floating rate loans and financing.

(b)Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding accounts receivable, restricted cash, receivables from related parties and indemnities. The Company is required by law to invest its funds exclusively with Banco do Brasil (rating AA+(bra)). Credit risk exposure is mitigated by sales to a dispersed customer base.

The maximum exposure to credit risk at the reporting date are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, trade receivables, restricted cash, receivables from related parties and indemnities in the balance sheet. (See notes 5, 6, 7, 8 and 9).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to provision for impairment can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three mainly international rating agencies (Moody's, Fitch and S&P), according to internal policy of market risk management:

	December 31
	2012	2011
Cash at bank and short term bank deposit
AAA(bra)	1,916,794	43,062
AA+(bra)	507	2,104,869
Others (*)	3,877	2,058
	1,921,178	2,149,989

(*) This category includes current accounts and investment funds in banks that have no credit rating information available.

The available credit rating information of the banks in which the Company made transactions during 2012 is as follow:

Banks	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Caixa Econômica Federal	AAA (bra)	Aaa.br	-
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	brAAA

For financial assets corresponding to trade receivables, the Company’s credit risk is minimized, given that the client base is diversified.

(c)   Liquidity risk

The Company’s liquidity relies mainly on cash generated by operating activities, loans from state and Brazilian federal government financial institutions and funding in the local and international markets. Management of the liquidity risk considers the assessment of liquidity requirements to ensure that the Company has enough cash to meet its operating and capital expenditure needs, and debt repayment.

The funds held by the Company are invested in interest-bearing current accounts, time deposits, short-term deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

The table below analyzes the financial assets and liabilities of the Company, into relevant maturities, including the installment of principal and interest to be paid according to the agreement.

	2013	2014	2015	2016	2017	2018 onwards	Total
As of December 31, 2012
Liabilities
Loans and financing	1,798,489	1,262,826	1,702,103	1,141,226	821,117	6,158,718	12,884,479
Payables to suppliers and contractors	297,198	-	-	-	-	-	297,198
Services payable	389,091	-	-	-	-	-	389,091
Interest on shareholders’ equity	414,355	-	-	-	-	-	414,355
Pension obligations	229,406	235,667	242,192	249,770	257,442	1,880,988	3,095,465
Public-private partnership (PPP)	41,925	41,925	41,925	41,925	41,925	305,193	514,816
Program contract commitments	160,784	11,227	66,052	4,222	1,911	37,204	281,400
Other liabilities	170,691	167,742	-	-	-	-	338,433

	2012	2013	2014	2015	2016	2017 onwards	Total
As of December 31, 2011
Liabilities
Loans and financing	2,115,837	1,689,526	1,157,590	946,577	904,410	5,162,889	11,976,829
Payables to suppliers and contractors	255,557	-	-	-	-	-	255,557
Services payable	383,116	-	-	-	-	-	383,116
Interest on shareholders’ equity	247,486	-	-	-	-	-	247,486
Pension obligations	207,900	212,705	218,855	225,186	232,853	1,837,626	2,935,125
Public-private partnership (PPP)	40,283	41,925	41,925	41,925	41,925	405,118	613,101
Program contract commitments	71,088	78,281	1,150	62,974	1,144	16,589	231,226
Other liabilities	188,451	195,276	-	-	-	-	383,727

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to December 31, 2012.

3.2      Capital management

The Company's objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total loans and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the Parent Company’s balance sheet plus net debt.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

	December 31, 2012	December 31, 2011

Total loans and financing	9,069,320	8,596,295
Less: cash and cash equivalents	(1,921,178)	(2,149,989)

Net debt	7,148,142	6,446,306
Total equity	11,715,577	10,545,896

Total capital	18,863,719	16,992,202

Leverage ratio	38%	38%

As of December 31, 2012, the leverage ratio did not change from December 31, 2011.

3.3      Fair value estimates

It is assumed that the carrying amounts of trade receivables (current), less impairment and trade payables approximate their fair values in view of the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

3.4      Financial instruments

The estimated fair values of financial instruments are as follows:

	December 31, 2012		December 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	1,921,178	1,921,178	2,149,989	2,149,989
Restricted cash	64,977	64,977	99,733	99,733
Trade receivables	1,378,853	1,378,853	1,406,372	1,406,372
Receivables from related parties	262,371	262,371	355,621	355,621
Other accounts receivable	242,318	242,318	195,876	195,876

Financial liabilities
Loans and financing	9,069,320	9,418,918	8,596,295	8,500,515
Payables to suppliers and contractors	297,198	297,198	255,557	255,557

To obtain the fair value of loans and financing, the following criteria have been adopted:

(i)     Agreements with Banco do Brasil and CEF (Federal Savings Bank) were projected until final maturity, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained from BM&F.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(ii)     Debentures were projected up to the final mature date (IPCA, DI, TJLP or TR), and discounted to present value considering the future interest rate published by ANBIMA in the secondary market, as of December 31, 2012 and the Company’s share traded in the Brazilian market.

(iii)   BNDES loans are financial instruments valued at carrying amount plus contractual interest rate till mature date, and are indexed by long term interest rate – TJLP.

These loans have specific features and the terms and conditions defined in the loan agreements with the BNDES at arm’s length, and reflect the terms and conditions for those types of loan. In Brazil there is no consolidated market for long-term debts with the same characteristics of the BNDES loans, as credit offering of to entities in general with this long-term characteristic is usually restricted to the BNDES.

(iv) Other financing in local currency is valued at its nominal amounts plus contractual interest incurred through maturity date, discounted to present value at the future interest rate published on BM&F Bovespa’s website.

(v)  Agreements with IADB, IBRD, were projected until final maturity in origin currency, applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg. Eurobonds were priced at market value through quotes published by Bloomberg. All the amounts obtained were translated into Brazilian reais  at the exchange rate of December 31, 2012.

(vi)    Agreements with the JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2012.

(vii)  Leases are financial instruments valued at their nominal amount plus contractual interest incurred through maturity date, and are indexed to fixed contractual interest rate, which is a specific rate and cannot be compared to any other rate available in the market. The Company considers the fair value the same amount recognized in the financial statements for the years ended December 31, 2012 and 2011.

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

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(a)         Allowance for doubtful accounts

The Company records allowance for doubtful accounts in an amount that management considers sufficient to cover probable losses, based on an analysis of trade receivables, in

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

accordance with the accounting policy stated in Note 2.6.

The methodology for determining the allowance for doubtful accounts receivable requires significant estimates, considering a number of factors including historical receipt experience, current economic trends, estimates of forecast write-offs, the aging of the accounts receivable portfolio and other factors. While the Company believes that the estimates used are reasonable, actual results could differ from those estimates.

(b)         Intangible assets arising from concession and program contracts

The Company recognizes as intangible the assets arising from concession agreements. The Company estimates the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, which is recognized when the infrastructure is built and provided that it will generate future economic benefits. The great majority of the Company's contracts for service concession arrangements entered with each grantor is under service concession agreements in which the Company has the right to receive, at the end of the contract, a payment equivalent to the unamortized asset balance of the concession intangible asset, which in this case, are amortized over the useful life of the underlying physical assets, thus at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related physical asset.

Concession intangible assets under Concession agreements and Program contracts, in which, at the end of the contract, the Company has no right to receive a payment equivalent to the unamortized asset balance of the concession intangible, are amortized on a straight-line basis over the useful life of asset or contract period, whichever is shorter. Additional information on the accounting for intangible assets arising from concession agreements is described in Note 2.10.

The recognition of fair value for the intangible assets arising on concession agreements is subject to assumptions and estimates, and the use of different assumptions could affect the balances recorded. Different assumptions and estimates and changes in future circumstances, could affect the remaining useful lives of the intangible assets and have a significant impact on the results of operations.

(c)          Provisions

The Company is party to a number of legal proceedings involving significant claims. These legal proceedings include, but are not limited to, tax, labor, civil, environmental, disputes with customers and suppliers and other proceedings. The Company provides for lawsuits for which it is probable that an outflow of resources will be necessary to settle the liability and the amount of such loss can be reasonably estimated.  Judgments regarding future events, the results of which may differ significantly from actual estimates and could exceed the amounts provisioned. Provisions are revised and adjusted to take into consideration changes in circumstances involved. Additional information of these legal proceedings is disclosed in Note 16.

(d)         Pension benefits

The Company sponsors the defined benefit plan and the defined contribution plan, as described in Note 17.

The liability recognized in the balance sheet in relation to defined benefit pension plans is the present value of defined benefit obligation on the balance sheet date, less the fair value of plan assets, and unrecognized actuarial gains and losses. The defined benefit obligation is calculated yearly by Management, with the assistance of independent actuaries, applying the projected credit unit method. The present value of defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates compatible with the market, which are denominated in currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(e)         Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations verified according to the Brazilian Corporate Law, taking into consideration the provisions of the tax laws. Pursuant to IAS 12, the Company recognizes deferred tax assets and liabilities based on the differences between the accounting balances and the tax bases of assets and liabilities.

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, the projection of future taxable income and the estimated period to reverse temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in provision for impairment of all or a significant amount of deferred tax assets.

5          Cash and Cash Equivalents

	December 31, 2012	December 31, 2011

Cash and banks	119,846	118,867
Cash equivalents	1,801,332	2,031,122
	1,921,178	2,149,989

Cash and cash equivalents include cash, bank deposits, other high-liquidity short-term investments, represented by Bank Certificates of Deposit (CDBs), deposited in Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 101.01% of CDI in December 2012 (100.19% in December 2011).

6          Restricted Cash

As of December 31, 2012, the restricted cash totaled R$64,977 (R$99,733 in December 2011), of which R$54,742 corresponded to proceeds from services provided to the Municipal Government of São Paulo, net of taxes. These funds shall be reinvested in the water and sewage system of the city of São Paulo.

7          Trade Receivables

(a)       Balance sheet balances

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

	December 31, 2012	December 31, 2011
Private sector:
General and special customers (i) (ii)	954,021	885,847
Agreements (iii)	249,470	249,929

	1,203,491	1,135,776
Government entities:
Municipal	610,779	578,463
Federal	3,150	2,517
Agreements (iii)	181,271	182,381

	795,200	763,361
Wholesale customers – Municipal governments: (iv)
Guarulhos	578,314	513,218
Mauá	281,398	244,204
Mogi das Cruzes	15,202	14,864
Santo André	620,276	547,764
São Caetano do Sul	2,072	1,955
Diadema	180,465	164,337

Total wholesale customers – Municipal governments	1,677,727	1,486,342

Unbilled supply	425,843	457,321

Subtotal	4,102,261	3,842,800
Allowance for doubtful accounts	(2,723,408)	(2,436,428)

Total	1,378,853	1,406,372

Current	1,043,166	1,072,659
Noncurrent (v)	335,687	333,713

	1,378,853	1,406,372

(i)   General customers - residential and small and mid-sized companies

(ii)  Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest.

(iv) Wholesale customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are substantially included in the allowance for doubtful account and are classified in noncurrent assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

	2012	2011

Balance at the beginning of the year	1,486,342	1,343,445
Services provided	394,922	340,068
Collection – current year services	(165,967)	(167,024)
Collection – previous years’ services	(37,570)	(30,147)

Balance at the end of the year	1,677,727	1,486,342

Current	33,924	26,485
Noncurrent	1,643,803	1,459,857

(v)  The noncurrent portion consists of trade receivables that are past due and renegotiated with customers and amounts past due related to wholesale to municipal governments, and the amounts are net of allowance for doubtful account.

(b)       The aging of trade receivables is as follows:

	December 31, 2012	December 31, 2011

Current	1,096,055	1,129,981
Past-due:
Up to 30 days	197,936	184,958
From 31 to 60 days	97,426	79,720
From 61 to 90 days	61,527	50,020
From 91 to 120 days	50,729	39,686
From 121 to 180 days	89,297	70,037
From 181 to 360 days	139,788	137,039
Over de 360 days	2,369,503	2,151,359

Total past-due	3,006,206	2,712,819

Total	4,102,261	3,842,800

(c)       Allowance for doubtful accounts

	2012	2011	2010

Balance at the beginning of the year	2,436,428	2,219,420	1,854,231
Private sector/government entities	126,823	83,094	294,342
Recoveries	(49,183)	(35,415)	(94,021)
Wholesale customers	209,340	169,329	164,868

Additions for the year	286,980	217,008	365,189

Balance at the end of the year	2,723,408	2,436,428	2,219,420

Current	1,242,967	1,132,638	1,075,939
Noncurrent	1,480,441	1,303,790	1,143,481

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reconciliation of allowance for losses to the income statement	2012	2011	2010

Losses (write-off)	79,454	77,905	37,505
Allowance for state entities (related parties)	35,142	-	-
Allowance for private sector/government entities	126,823	83,094	294,342
Reversal of wholesale supply	-	(5,324)	(5,321)
Recoveries	(49,183)	(35,415)	(94,021)

Balance	192,236	120,260	232,505

The Company does not have customers accounting for 10% or more of its revenues.

8          Related-party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)       Receivables, interest on shareholders’ equity payable, and revenue and expenses with the State Government of São Paulo

	December 31, 2012	December 31, 2011
Receivables
Current:
Water and sewage services (i)	113,027	116,441
GESP Agreement (iii), (iv) and (v)	-	41,360
Allowance for losses (i)	(47,531)	(12,389)
Reimbursement for pension benefits paid -
Gesp Agreement (ii) and (vi)	35,278	31,887
Reimbursement for pension benefits paid -
Monthly flow (ii) and (vi)	8,499	8,034

Total current	109,273	185,333

Noncurrent:
Reimbursement for pension benefits paid -
GESP Agreement (ii) and (vi)	153,098	170,288

Total noncurrent	153,098	170,288

Total receivables from shareholder	262,371	355,621

Water and sewage services	65,496	145,412
Reimbursement of additional retirement and
pension benefits	196,875	210,209

Total	262,371	355,621

Interest on shareholders’ equity payable to related parties	228,214	153,368

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

	2012	2011	2010
Gross revenue from sales and services
Water supply	228,890	216,933	204,595
Sewage services	202,094	188,059	178,935
Collection from related parties	(481,204)	(425,129)	(401,626)
Financial income	161,552	271,847	137,613

Collection of GESP reimbursement referring to Law 4819/58	104,426	89,505	92,215

(i)        Water and sewage services

The Company provides water supply and sewage collection services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement which can be made according to items (iii), (iv) and (v).

An allowance for losses of amounts past due for more than 360 days has been set up due to the uncertainty involving these receipts (R$47,531 in 2012 and R$12,389 in 2011).

(ii)       Reimbursement for pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4819/58 ("Benefits") paid by the Company to former employees and pensioners.

Under the Agreement referred on item (iii) with the São Paulo State Government ("GESP" or the "State"), GESP recognizes its liability from charges arising from the Benefits, provided that the payment criteria set forth by the State Department of Personnel (DDPE), based on legal guidance of the Legal Consultancy of the Department of Finance and of the State Attorney General's Office (PGE).

As discussed on item (vi), during the assessment of the debt due from GESP to the Company there were certain divergences in the calculation and eligibility criteria of the benefits paid by the Company on behalf of GESP.

For the years ended December 31, 2012, 2011 and 2010, 2,459, 2,492 and 2,554 retired employees, respectively, received additional retirement benefits, and for the years ended December 31, 2012, 2011 and 2010, the Company paid R$ 132,704, R$124,421 and R$118,408, respectively. There were 27 active employees as of December 31, 2012 who will be entitled to these benefits as a result to their retirement as compared to 36 as of December 31, 2011 and 62 as of December 31, 2010.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

In January 2004, the payments of supplement retirement and pension benefits were transferred to the Department of Finance and would be made in accordance with the calculation criteria determined by the PGE. As a result of a court decision, the responsibility for making the payments returned to SABESP, as originally established.

(iii)     GESP Agreement

On December 11, 2001, the Company, the São Paulo State Government (through the State Department of Finance Affairs, currently Department of Finance) and the Water and Electricity Department (DAEE), with the intermediation of the State Department of Sanitation and Energy (former Department of Water Resources, Sanitation and Construction Works), entered into the Obligations, Payment Commitment and Other Covenants Acknowledgement and Consolidation Agreement ("GESP Agreement") for the settlement of outstanding debts between GESP and the Company related to the provision of water supply and sewage services, and the retirement benefits.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for ensuring and maintaining the Alto Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the Benefits. The DAEE would transfer the reservoirs to the Company, replacing the amount owed by GESP. However, the São Paulo State Public Prosecution Office challenged the legal validity of this agreement, and its main argument is the absence of a specific legislative authorization for disposal of DAEE's assets. The Company's Management, with assistance of its legal advisors, assessed the risk of loss in this lawsuit as probable, in case the legislative authorization is not obtained, which would hinder the transfer of the related reservoirs as a partial settlement of the balance receivable. For further information see item (vi) below.

(iv)      First Amendment to the GESP Agreement

On March 22, 2004, the Company and the São Paulo State Government amended the terms of the original GESP Agreement, (1) consolidating and recognizing the amounts due by the São Paulo State Government for water supply and sewage collection services provided, adjusted for inflation through February 2004; (2) formally authorizing the offset of amounts due by the São Paulo State Government with interest on shareholders’ equity declared by the Company and any other debt owed to the São Paulo State Government as of December 31, 2003, adjusted for inflation through February 2004; and (3) defining the payment conditions of the remaining liabilities of the São Paulo State Government for the receipt of the water supply and sewage services.

(v)       Second Amendment to the GESP Agreement

On December 28, 2007, the Company and the São Paulo State Government, represented by the Department of Finance, signed the second amendment to the terms of the original GESP Agreement, agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting to R$133,709 at November 30, 2007, to be paid in 60 monthly and consecutive installments of the same amount, beginning on January 2, 2008. The last installment was paid in December 2012.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

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

(vi) Third Amendment to the GESP Agreement

On November 17, 2008, GESP, SABESP and DAEE signed the third amendment to the GESP Agreement, through which GESP recognized a debt balance payable to SABESP totaling R$915,251, adjusted for inflation up to September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs (see item (iii) above) as part of the payment of the Undisputed Reimbursement and offered to GESP a provisional settlement, recognizing a credit totaling R$696,283, corresponding to the value of the reservoirs in the Alto Tietê system. The Company did not recognize the reimbursement receivable of R$696,283 related to the reservoirs, as it is not virtually certain that will be transferred by the State. The final settlement will only be effected with the actual transfer of the property with the proper Registry of Deeds Office. The remaining balance totaling R$218,967 is being paid in 114 monthly, consecutive installments, totaling R$1,920 each, including the annual IPCA/FIPE fluctuation, plus interest of 0.5% p.m., the first of which fell due on November 25, 2008.

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

(vii)    Controversial Amount of Benefits

As mentioned before, on November 17, 2008 the Company and the State signed the third amendment to the GESP Agreement, when the reimbursements called disputed and undisputed were quantified. The amendment established the efforts to calculate the so-called Disputed Reimbursement of the Benefits. Under the fourth clause of the amendment, the Disputed Reimbursement represents the difference between the Undisputable Reimbursement and the amount actually paid by the Company as pension benefits and pensioners set out in Law 4,819/58, for which, the Company understands, the State of São Paulo is originally liable, but paid by SABESP under a court order.

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

However, new opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, refute the reimbursement of amount previously defined as controversial amount.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover amicably (without dispute) the receivables related to the Disputed Reimbursement.

As part of the actions intended to recover the receivables that management considers due by the State, related to discrepancies in the reimbursement of the pension benefits paid by the Company, the Company: (i) on March 24, 2010, reported to the controlling shareholder the official letter approved by the executive committee, proposing that the matter be discussed at the São Paulo Stock Exchange (BM&FBovespa) Arbitration Chamber; (ii) in June 2010, presented to Department of Finance a proposal to solve the outstanding items, such proposal was not accepted; (iii) on November 9, 2010, filed a judicial action against the State of São Paulo pleading the entire reimbursement related to employee benefits set out in Law 4,819/58 to finalize the discussion between the Company and GESP. Despite the legal action the Company will persist to obtain an agreement with GESP since the management believes that it is the better to the Company and to its shareholders than wait until the end of the judicial action.

The Company's management decided to not recognize the reimbursements which were not considered virtually certain that will be reimbursed by the State. As of December 31, 2012 and 2011, the amounts not recorded by the Company, related to the pension benefits paid on behalf of the State by the Company, totaled R$1,351,210 and R$1,290,663, respectively, including the amount of R$696,283 related to the transfer of the reservoirs in the Alto Tietê system. As a result, the Company also recognized the obligation related to the pension benefit obligations maintained with the beneficiaries and pensioners of Plan G0. As of December 31, 2012 and 2011, the pension benefit obligations of Plan G0 totaled R$1,547,161 and R$1,512,078, respectively. For detailed information on the pension benefit obligations refer to Note 17.

(b)       Agreements for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs, which are also used by another entity controlled by the São Paulo State Government, according to grants from the relevant competent body and in compliance with the prevailing legislation.

EMAE has requested the payment of the receivable and to financial compensation for the use of water from these reservoirs, and the reimbursement of damages related to the nonpayment in due time.

The Company understands that no amounts are due for the use of these reservoirs but it is responsible for their maintenance and operating costs. Should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places and there would be the risk of making services in the region unfeasible and increasing sourcing cost.

Three lawsuits were filed, two of them requesting injunctions to toll the statute of limitations and another to seek a decision by arbitration, as prescribed by an arbitration clause in the agreement entered into between the São Paulo State Government and former Light, in 1958.

The plaintiff understands that diverging opinions with SABESP should be resolved in an Arbitration Court, an opinion disputed by SABESP, which in turn claims it is not bound to an agreement in which its predecessor only participated as intervening party.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

In February 2012, the decision to submit to arbitration was established by the judge during the first hearing, which is subject to appeal.  Notwithstanding, if an arbitration proceeding is filed, we will take all available judicial actions to defend our position.  The Company’s management assessed this risk as possible loss and considers that it is not possible to estimate the total amount involved in this process since the extent was not determined.

(c)       Agreements with reduced tariffs with State and Municipal Government Entities that joined the Water Rational Use Program (PURA)

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

(e)       Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed. In 2012, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$12,298 (R$10,888 in December 2011 and R$ 5,640 in December 2010).

No expenses related to personnel assigned by other entities to SABESP were recorded at December 31, 2012 and 2011. In 2010, the expenses related to personnel assigned by other entities to SABESP totaled R$264.

(f)        Services obtained from state government entities

As of December 31, 2012 and 2011, SABESP had an outstanding amount payable of R$958 and R$12,062, respectively, for services rendered by São Paulo State Government entities.

(g)       Non-operating assets

As of December 31, 2012, the Company had an amount of R$969 related to free land lent to DAEE (Water and Electricity Department) (R$2,289 in December 2011 and 2010).

(h)       SABESPREV

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação Sabesp de Seguridade Social - SABESPREV. The net actuarial liability recognized as of December 31, 2012 amounted to R$577,169 (R$538,619 in December 31, 2011) according to Note 17 (b).

(i)        Compensation of key management personnel

Compensation:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

SABESP's compensation policy for the Management and officers is set out according to guidelines of the State Government of São Paulo, the CODEC (State Capital Protection Board), and compensation is based on performance, market competitiveness, or other indicators related to the Company's business and subject to the shareholders’ approval at an Annual Shareholders' Meeting.

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

In addition to monthly fee, the members of the Board of Directors and the Executive Committee receive:

Bonuses:

For the purposes of compensating directors and officers of the companies where the State is the controlling shareholder, as an incentive policy, providing the company records quarterly, half-yearly, and yearly profits, and distributes mandatory dividends to shareholders, even if in the form of interest on shareholders’ equity. Annual bonuses cannot exceed the lower of six times the monthly compensation of the officers/directors nor 10 percent of the interest on shareholders’ equity paid by the company.

Annual reward:

Equivalent to one monthly fee, calculated on a prorated basis in December of each year.

The purpose of this reward is to correspond to the thirteenth salary paid to Company employees, as officers and directors' relationship with the Company is governed by its bylaws and not the labor code.

Benefits paid only to statutory officers - meal ticket, basket of food staples, medical care, weekly paid rest typified as a paid leave of 30 calendar days, and payment of a premium equivalent to one third of the monthly fee.

Expenses related to the compensation to the members of its board of directors and officers amounted to R$3,211, R$2,614 and R$ 2,601 for the years ended December 31, 2012, 2011 and 2010, respectively, and they refer to short-term benefits. An additional amount of R$1,074, related to the bonus program, was recorded in 2012 (R$1,069 in December 2011 and R$ 845 in December 31, 2010).

(j)        Loan agreement through credit facility

The Company holds interests in some companies, not holding the majority interest but with power of veto in some issues. Therefore, these companies are considered for accounting purposes as jointly controlled entities, and are proportionately consolidated.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

The Company entered into a loan agreement through credit facility with the Águas de Andradina S.A., Águas de Castilho S.A., and Aquapolo Ambiental S.A. to finance the operations of these companies, until the loans and financing required to banks are cleared.

The contracts signed on January 19, 2012 with Águas de Andradina and Águas de Castilho were settled in July 2012, according to the agreement’s provisions. On July 18, 2012, new agreements were signed with both companies, pursuant to the terms and conditions in the table below. The agreement signed with Aquapolo Ambiental on March 30, 2012 remains with the same features, according to the table below:

Companies	Credit limit	Principal disbursed	Interest balance	Interest rate	Maturity
Águas de Andradina	3,467	1,427	21	SELIC + 3.5% p.a.	07/17/2013
Águas de Castilho	675	403	6	SELIC + 3.5% p.a.	07/17/2013
Aquapolo Ambiental	5,629	5,629	519	CDI + 1.2% p.a.	04/30/2016
Aquapolo Ambiental	19,000	19,000	1,076	CDI + 1.2% p.a.	04/30/2015
Total	28,771	26,459	1,622

The amount disbursed is recognized in assets, in “Other receivables” and amounts to R$1,830 for principal and R$27 for interest recognized in current assets and R$24,629 for principal and R$1,595 for interest in noncurrent assets. As of December 31, 2012, the balance of principal and interest of these contracts is R$28,081. In 2012, financial income was impacted by R$1,672, referring to these loans; of which R$1,622 refers to outstanding agreements and R$50 refers to agreements settled in July 2012.

9          Indemnities Receivable

(i)        Diadema

Indemnities receivable are noncurrent assets that represents amounts receivable from the municipality of Diadema as an indemnity for its unilateral termination of the concession for water supply and sewage services of the Company in 1995. As of December 31, 2011, this balance totaled R$60,295.

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

The residual value of property, plant, and equipment items relating to the municipality of Diadema, reclassified in December 1996 was R$75,231, and the indemnities receivable from the municipality amounted to R$60,295 at December 31, 2011. In December 2012, an allowance account of R$60,295 was recorded, corresponding to the total receivable held by the Company.

SABESP filed lawsuits to collect the amounts due by the municipalities. It proposed the enforcement of the settlement entered into with the municipality of Diadema and Companhia de Saneamento de Diadema – Saned related to the payment of indemnity, and a motion to stay the execution was filed by the municipality of Diadema. In July 2008, the judge approved the seizure of cash from Saned's bank accounts and short-term investments (online seizure) of up to 10% of the adjusted debt, and the amount of R$2,919 were seized and withdrawn on March 3, 2009. Subsequently, the Court of Justice issued an injunction determining the seizure through weekly deposits by Saned in the amount corresponding to 20% of everything received in its bank accounts and short-term investments. Saned filed appeals against this decision, and currently an interlocutory appeal filed at the Federal Supreme Court is pending judgment.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

A court decision was issued in October 2009 on the motion to stay execution filed by the municipality of Diadema that recognizes the existence and collectability of the debt and affirming that the execution against the Municipality should be made through certificate of judgment debt of the government. SABESP and the municipal government appealed against this decision. SABESP obtained favorable decision in September, 2011 from the Special Department of the Court of Justice, affirming to be constitutional the municipal law that allowed blocking the transfers of ICMS made by the State Government to the municipality (instead of payment only through a court-ordered debt bond). In July 2012, Sabesp’s appeal was partially upheld and the judge sentenced the continuance of execution by blocking the transfers of ICMS made by the State of São Paulo to the municipality of Diadema.

On December 29, 2008, Saned and the Municipality of Diadema entered into a Letter of Intent with the São Paulo State and SABESP for the purpose of preparing studies and conducting negotiations to guide Diadema's and SABESP's decisions, aiming to establish SABESP as the exclusive provider of water supply and sewage services for the City of Diadema, by means of an amicable settlement for the conflicts currently existing between the companies.

In January 2009, the parties filed a joint petition requesting the suspension of new seizures, for a three-month period, trying to enable an agreement. The suspension was confirmed by the Tax Court. As the settlement on which a possible agreement will be based was maintained, the suspension request was last renewed in March 2012.

In December 2012, SABESP resumed the execution through the freeze (pledge) of ICMS transfers to the Municipality of Diadema. After the issue of a court order to freeze the transfers, a supersedeas effect was granted to the extraordinary appeal filed by the Municipality of Diadema against the court’s decision that authorized the continuation of the execution by means of the transfer pledge.

Currently, the freeze of transfers is suspended and awaiting the judgment on the appeal filed by the Municipality of Diadema against the decision that sentenced the issue of the court order, as well as the analysis of request for reconsideration submitted by SABESP in view of decision that granted the supersedeas effect to the extraordinary.

In addition, SABESP carries on the negotiations to enter into a new agreement with the current administration of the Municipality of Diadema.

On the other hand, a public civil action filed by the Public Prosecution Office of the State of São Paulo against the agreement based on the execution filed against the municipality of Diadema and Saned is pending judgment and since 2004 has been waiting for engineering and accounting expert examination. After negotiations initiated with the municipality of Diadema, the Public Prosecution Office pleaded the dismissal of the public civil action, which was rejected and was object of an appeal by SABESP.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(ii)       Mauá

As regards Mauá, a lower court decision was rendered determining that the Municipality pays the amount of R$153.2 million as compensation for the investments made in the municipality by SABESP and for loss of profits. This award was confirmed by the Federal Supreme Court, in a final and unappealable decision, and SABESP has already resumed the execution in October 2012. The summons on the local government of Mauá and SAMA is currently pending.

The residual value of fixed assets related to the municipality of Mauá, reclassified in December 1999 was R$103,763, and indemnities receivable from the municipality were R$85,918 at December 31, 2010. Court decisions have been favorable to the Company and the receipt of amounts due by municipality shall occur as certificate of judgment debt of the government, which will be recognized upon effective receipt, in view of uncertainties related to the settlement of amounts involved and the track record related to prioritizing payments of certificate of judgment debt of the government in the municipality of Mauá.

In December 2012 and 2011, the indemnity referring to the municipality of Mauá was fully accrued.

Management believes that the Company has legal rights to receive the indemnities and is monitoring the judicial lawsuits.

10        Intangible Assets

(a)      Balance sheet balances (*)

	December 31, 2012			December 31, 2011
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangibles arising from:
Service Concession agreements (i)	8,432,421	(1,511,981)	6,920,440	8,378,432	(1,630,664)	6,747,768
Concession contracts (ii)	1,402,854	(292,918)	1,109,936	1,252,422	(247,434)	1,004,988
Program contracts (iii)	5,288,541	(1,469,369)	3,819,172	3,914,369	(1,169,810)	2,744,559
Program contracts – commitments (iv)	627,989	(56,898)	571,091	473,327	(38,341)	434,986
Service contract – São Paulo (v)	10,604,942	(1,036,455)	9,568,487	9,781,799	(591,226)	9,190,573
New businesses (vi)	-	-	-	21,400	(4,923)	16,477
Software licenses	55,784	(52,988)	2,796	52,755	(50,429)	2,326
Total	26,412,531	(4,420,609)	21,991,922	23,874,504	(3,732,827)	20,141,677

(b)      Changes

	December 31, 2011	Additions	Contract renewal	Transfer	Write-offs and disposals	Amortization	December 31, 2012
Intangibles arising from:
Service Concession agreements (i)	6,747,768	984,630	(652,973)	(21,602)	(916)	(136,467)	6,920,440
Concession contracts – economic value (ii)	1,004,988	150,963	-	-	(14)	(46,001)	1,109,936
Program contracts (iii)	2,744,559	483,448	652,973	-	(3,095)	(58,713)	3,819,172
Program contracts – commitments (iv)	434,986	154,662	-	-	-	(18,557)	571,091
Service contract – São Paulo (v)	9,190,573	882,868	-	(49,486)	(5,977)	(449,491)	9,568,487
New businesses (vi)	16,477	-	-	(16,477)	-	-	-
Software licenses	2,326	3,029	-	-	-	(2,559)	2,796
Total	20,141,677	2,659,600	-	(87,565)	(10,002)	(711,788)	21,991,922

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

	December 31, 2010	Additions	Contract renewal	Transfer	Write-offs and disposals	Amortization	December 31, 2011
Intangibles arising from:
Service Concession agreements (i)	6,334,087	1,125,334	(403,786)	(63,487)	(16,228)	(228,152)	6,747,768
Concession contracts (ii)	982,973	2,166	-	57,718	(2,780)	(35,089)	1,004,988
Program contracts (iii)	2,134,377	225,510	403,786	(31)	(3,810)	(15,273)	2,744,559
Program contracts – commitments (iv)	311,276	139,385	-	-	-	(15,675)	434,986
Service contract – São Paulo (v)	8,764,958	930,961	-	(36,234)	(32,383)	(436,729)	9,190,573
New businesses (vi)	11,228	9,271	-	-	-	(4,022)	16,477
Software licenses	7,937	3,297	-	-	-	(8,908)	2,326
Total	18,546,836	2,435,924	-	(42,034)	(55,201)	(743,848)	20,141,677

	December 31, 2009	Additions	Contracts renewal	Write-off and disposals	Amortization	December 31, 2010

Intangibles arising from:
Service Concession agreements (i)	14,714,274	961,384	(8,959,148)	(15,857)	(366,566)	6,334,087
Concession contracts (ii)	810,267	196,695	-	-	(23,989)	982,973
Program contracts (iii)	1,124,508	724,226	300,173	-	(14,530)	2,134,377
Program contracts – commitments (iv)	258,803	62,748	-	-	(10,275)	311,276
Service contract – São Paulo (v)	-	205,820	8,658,975	-	(99,837)	8,764,958
New businesses (vi)	-	12,129	-	-	(901)	11,228
Software licenses	9,565	6,779	-	-	(8,407)	7,937

Total	16,917,417	2,169,781	-	(15,857)	(524,505)	18,546,836

(*) The Company reclassified amounts among items within intangible assets note, changing neither the opening or closing balances nor the changes in line items, since this reclassification does not require changing the amortization rates, which did not represented any adjustment to the balance sheet, the income statement, the statement of cash flow, or equity.

This reclassification, to provide more accurate information, refers to items preceding the signatures of program contracts and service agreements that in the financial statements for the year ended December 31, 2011 were classified under “Concession contracts”. Previously existing items were classified as concession contracts prior to the signature of program contracts and service agreements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

The amortization term of previously existing items transferred from “Service Concession agreements” to “Concession contracts”, “Program Contracts” and “Services contract – São Paulo” are amortized over their useful lives, i.e. have the same amortization criteria, regardless of the group they are classified.

The net effects of these reclassifications are the following: as of December 31, 2011, (R$4,341,877) were reclassified from Service Concession agreements to program contract R$1,673,779 and to services contract R$2,668,098. As of December 31, 2010, (R$3,938,089) were reclassified from Service Concession agreements to program contract R$1,269,993 and to services agreements R$2,668,096. As of December 31, 2009, R$351,719 were reclassified from Service Concession agreements to program contracts. The total balances of intangible assets as of December 31, 2011 and 2010 did not change.

(c)      Construction services

	2012
	Water supply	Sewage services	Total
Construction revenue	1,054,851	1,419,761	2,474,612
Construction costs	1,036,456	1,387,341	2,423,797

	2011
	Water supply	Sewage services	Total
Construction revenue	1,066,524	1,168,254	2,234,778
Construction costs	1,044,122	1,142,198	2,186,320

	2010
	Water supply	Sewage services	Total
Construction revenue	1,051,419	1,079,265	2,130,684
Construction costs	1,028,115	1,052,966	2,081,081

(d)      Intangibles arising from concession contracts

The Company operates concession contracts covering the provision of basic and environmental sanitation services, water supply and sewage services. These concession contracts set out rights and obligations related to the infrastructure and to the public service (See Note 2.10 (a)). A general obligation also exists to return the concession infrastructure to the concession grantor in good working condition at the end of the concession.

As of December 31, 2012 and 2011, the Company operates in 363 municipalities in the State of São Paulo. In most of these contracts operations are based on 30-year concession period.

The services provided by the Company are billed at a price regulated and controlled by the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP).

Intangible assets arising on concession contracts include:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(i) Service Concession contracts

The concession agreements state that the assets will be handed over to the concession grantor at the end of the agreement, through compensation for the residual value or fair value of the underlying tangible assets as set forth in each agreement, and amortization is calculated on a straight-line basis, taking into consideration the useful lives of the tangible assets.

(ii)       Concession contracts

From 1999 through 2006, the negotiations for new concessions were conducted based on the economic and financial results of the transaction, determined in a valuation report issued by independent appraisers.

The amount determined in the related agreement, after the transaction is closed with the municipality, realized through the subscription of Company shares or in cash, is recorded in this line item and amortized over the related concession period (usually 30 years). As of December 31, 2012 and 2011 there were no outstanding amounts related to these payments to the municipalities.

Intangible assets are amortized on a straight-line basis over the shorter of the concession period or the useful lives of the underlying assets.

(iii) Program contracts

These refer to the renewal of contracts previously referred to as concession contracts whose purpose is to provide sanitation services. The amortization of the assets acquired until the program contracts’ execution dates is calculated on a straight-line basis, taking into consideration the useful lives of the assets. Assets acquired or built after the program contracts’ execution dates are amortized over the shorter of the contract period (30 years) or the useful lives of underlying assets.

(iv) Program contracts - Commitments

After the enactment of the regulatory framework in 2007, renewals of concessions started to be made through of program contracts. In some of these program contracts, the Company undertakes the commitment to financially participate in social and environmental actions. The assets built and financial commitments assumed within the program contracts are recorded as intangible assets and are amortized on a straight-line basis over the duration of the program contract (mostly, 30 years).

In 2012, amortization expenses related to the commitments of the program contract were R$18,557 (R$15,675 in 2011 and R$10,275 in 2010).

The amounts not yet disbursed related to commitments under the program contracts are recorded in “Program Contracts – Commitments” in current liabilities (in the amount of R$148,220 and R$62,287 at December 31, 2012 and 2011, respectively) and noncurrent liabilities (in the amount of R$87,407 and R$130,978 at December 31, 2012 and 2011, respectively).

(v) Services contract - São Paulo

On June 23, 2010, the Company entered into an agreement with the State of São Paulo and the Municipality of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30-year period, which is extendable for another 30-year period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Also on June 23, 2010, an agreement was signed between the state and municipal government, and SABESP and the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”) are the consenting and intervening parties, whose main aspects are the following:

1. The State and the Municipality of São Paulo grant Sabesp the right to explore the sanitation service in the capital of the State of São Paulo, which consists of the obligation to such provide service and charge the respective tariff for this service;

2. The State and the Municipality designate ARSESP as the agency responsible for regulating the tariff, controlling and monitoring the services;

3. The evaluation model of the contract is the discounted cash flows, which considered the financial and economic sustainability of the operation;

4. All operating costs, taxes, investments and the opportunity cost of the investees and the creditors of Sabesp were considered in the cash flow analysis;

5. The agreement provides for investments established in the agreement comply with the minimum of 13% of the gross revenue from the municipality of São Paulo, net of the taxes on revenues. Investment plans referring to Sabesp’s execution shall be compatible with the activities and programs foreseen in the state, municipal sanitation plans, and where applicable, the metropolitan plan. The investment plan is not definite and will be revised by Managing Committee every four years, especially as to investments to be made in the following period;

6. The payment related to the Municipal Fund of Environmental Sanitation and Infrastructure to be applied in the sanitation service within the municipality must be recovered through the tariffs charges. Such payment represents 7.5% of the gross revenue from the municipality of São Paulo, net of the taxes on revenue;

7. The opportunity cost of the investees and the creditors was established by the Weighted Average Cost of Capital (WACC) methodology. The WACC was the interest rate used to discount the cash flow of the operation; and

8. The agreement considers the recovery of net assets in operation, preferably evaluated through equity valuation or carrying amount monetarily restated, as defined by ARSESP. In addition, the agreement provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the agreement.

The agreement represents approximately 55% of the total revenue of the Company, ensures the judicial and assets security, adequate return to shareholders and quality services to its customers.

The municipality of São Paulo and the Company did not conclude an agreement to equalize financial pending issues existing until the signature date of the Agreement related to the rendering of water supply and sewage collection services to the real properties of the municipality, reason that, the Company filed a suit to collect these accounts, which are accrued for losses.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(e)      Disposals of underlying concession intangible assets

In 2012, the Company wrote off underlying intangible assets totaling R$10,002 (R$55,201 in December 2011 and R$15,857 in December 2010), due to obsolescence, theft, disposals and discontinued works, unproductive wells, and economically unfeasible projects, as well as those resulting from the completion of the inventory taking.

(f)       Capitalization of interest and other financial charges

In 2012, the Company capitalized interest and inflation adjustment, including related foreign exchange differences, in concession intangible assets totaling R$283,016 at an average rate of 5.92% (R$261,886 in December 2011, at an average rate of 5.32% and R$228,899 in December 2010, at an average rate of 5.76%), during the construction period.

(g)      Construction margin

The Company acts as a primary responsible to build and install the infrastructure related to the concession, using own efforts or by outsourcing services, and is significantly exposed to the related risks and rewards.

The Company, therefore, recognizes revenue from construction service corresponding to the cost of construction plus a fee earned. In general, concession-related construction works are performed by third parties. In this case the margin is lower and covers the construction management and the assumption of the primary risk. In 2012, and 2010 the margin was 2.3%.

The consolidated amount of the construction margin for 2012, 2011 and 2010 was R$50,815, R$48,458 and R$49,603, respectively.

(h)      Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result of expropriations are recorded as concession intangible assets after the transaction is completed. In 2012, the total amount related to expropriations was R$34,731 (R$12,167 in 2011 and R$10,779 in 2010).

(i)       Assets pledged as guarantee

As of December 31, 2012 and 2011, the Company had underlying physical assets totaling R$249,034 offered as guarantee to the request for the PAES (tax debt refinancing program) (Note 14).

(j)       Public-Private Partnership (PPP)

The Company and CAB-Sistema Produtor Alto Tietê S.A., special purpose entity, formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private-partnership of Alto Tietê production system.

The contract last 15 years which purpose is to expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second, whose operation began in October 2011.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

As of December 31, 2012 and 2011 the amount recognized as intangible asset related to PPP was R$426,791 and R$474,818, respectively.

 (k)     Works in progress

The amount of R$5.1 billion is recorded as intangible assets from works in progress at December 31, 2012 (R$5.7 billion at December 31, 2011).

(l)       Amortization of intangible assets

The average amortization rate was 4.0% in 2012, 4.3% in 2011 and 3.2% in 2010.

11         Investment property

As of December 31, 2012, the balances of “Investment property”, land, totaled R$54,046 (R$52,585 in December 2011). As of December 31, 2012, the fair value of these properties totaled R$295,538 (R$284,670 in December 2011).

12        Property, Plant and Equipment

(a)      Balance sheet balances

	December 31, 2012			December 31, 2011
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	88,328	-	88,328	109,303	-	109,303
Buildings	233,048	(33,792)	199,256	39,574	(30,142)	9,432
Equipment	211,393	(131,480)	79,913	160,915	(100,626)	60,289
Transportation equipment	17,119	(10,455)	6,664	21,071	(19,549)	1,522
Furniture and fixtures	16,567	(10,270)	6,297	27,810	(27,601)	209
Other	1,448	(1,063)	385	2,758	(1,713)	1,045
Works in progress	2,540	-	2,540	174,668	-	174,668
	570,443	(187,060)	383,383	536,099	(179,631)	356,468

(b)      Changes

	December 31, 2011			Write-offs and		December 31, 2012
		Additions	Transfer	disposals	Depreciation

Land	109,303	-	(20,349)	(626)	-	88,328
Buildings	9,432	2,743	190,896	(873)	(2,942)	199,256
Equipment	60,289	22,316	16,825	(510)	(19,007)	79,913
Transportation equipment	1,522	4,605	1,427	(7)	(883)	6,664
Furniture and fixtures	209	983	5,429	(41)	(283)	6,297
Other	1,045	-	(498)	-	(162)	385
Works in progress	174,668	-	(172,128)	-	-	2,540

	356,468	30,647	21,602	(2,057)	(23,277)	383,383

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

	December 31, 2010			Write-offs and		December 31, 2011
		Additions	Transfer	disposals	Depreciation

Land	119,567	-	(10,264)	-	-	109,303
Buildings	12,031	-	(287)	(3)	(2,309)	9,432
Equipment	71,466	9,940	-	(1,333)	(19,784)	60,289
Transportation equipment	1,661	1,050	-	(4)	(1,185)	1,522
Furniture and fixtures	453	1,081	-	(7)	(1,318)	209
Other	1,206	174	-	-	(335)	1,045
Works in progress	43,222	131,446	-	-	-	174,668

	249,606	143,691	(10,551)	(1,347)	(24,931)	356,468

	December		Write-off and		December
	31, 2009	Additions	Disposals	Depreciation	31, 2010

Land	119,885	-	(318)	-	119,567
Buildings	15,555	-	(210)	(3,314)	12,031
Equipment	45,550	41,251	-	(15,335)	71,466
Transportation equipment	1,504	1,831	-	(1,674)	1,661
Furniture and fixtures	6,354	1,079	-	(6,980)	453
Other	1,582	-	-	(376)	1,206
Works in progress	-	43,222	-	-	43,222

	190,430	87,383	(528)	(27,679)	249,606

(c)      Depreciation

The Company reviews the depreciation rates annually: buildings - 2%; equipment - 5%; transportation equipment - 10%, and furniture and fixtures - 6.7%. Land is not depreciated.

The average depreciation rate was 9.8% in 2012, 9.9% in 2011 and 10.1% in 2010.

(d)      Capitalization of interest and other financial charges

In 2012, the amount of capitalized interest proportional to the Company’s interests held in jointly controlled entities totaled R$13,655.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

13        Loans and Financing

	December 31, 2012			December 31, 2011
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
LOCAL CURRENCY
Banco do Brasil	380,631	100,306	480,937	348,695	479,548	828,243
10th issue debentures	36,459	252,166	288,625	2,008	283,293	285,301
11th issue debentures	472,500	535,949	1,008,449	202,500	1,005,748	1,208,248
12th issue debentures	-	499,511	499,511	-	499,613	499,613
13th issue debentures	-	-	-	599,411	-	599,411
14th issue debentures	-	284,649	284,649	-	279,810	279,810
15th issue debentures	-	791,451	791,451	-	-	-
16th issue debentures	-	499,457	499,457	-	-	-
1st issue debentures – Aquapolo	847	157,020	157,867	-	160,099	160,099
Brazilian Federal Savings Bank	117,217	931,004	1,048,221	110,646	917,574	1,028,220
Brazilian Development Bank – BNDES	4,154	-	4,154	37,554	3,491	41,045
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,309	97,855	114,164	16,309	114,165	130,474
Brazilian Development Bank - BNDES PAC	8,447	80,244	88,691	6,428	67,489	73,917
Brazilian Development Bank - BNDES PAC II 9751	-	6,500	6,500	-	-	-
Brazilian Development Bank - BNDES PAC II 9752	-	13,000	13,000	-	-	-
Brazilian Development Bank - BNDES ONDA LIMPA	19,230	216,026	235,256	14,270	235,383	249,653
Loans	-	215,774	215,774	-	49,609	49,609
Other	5,416	2,923	8,339	1,784	3,503	5,287
Interest and finance charges	108,514	-	108,514	101,028	2,916	103,944
TOTAL IN LOCAL CURRENCY	1,169,724	4,683,835	5,853,559	1,440,633	4,102,241	5,542,874
FOREIGN CURRENCY

Inter-American Development Bank - BID US$417,295 thousand ( US$386,862 thousand in December 2011)	77,967	770,494	848,461	71,591	652,141	723,732
International Bank for Reconstruction and Development -IBRD –US$26,864 thousand (US$10,316 thousand in December 2011)	-	54,492	54,492	-	18,928	18,928
Eurobonds - US$140,000 thousand (US$140,000 thousand in December 2011)	-	285,655	285,655	-	262,067	262,067
Eurobonds - US$350,000 thousand (US$350,000 thousand in December 2011)	-	708,076	708,076	-	649,024	649,024
JICA 15– ¥ 19,591,310 thousand (¥ 20,743,740 thousand in December 2011)	27,335	437,371	464,706	28,015	476,266	504,281
JICA 18 – ¥ 17,614,720 thousand (¥ 18,650,880 thousand in December 2011)	24,578	392,894	417,472	25,189	427,843	453,032
JICA 17-¥ 324,213 thousand (¥ 62,292 thousand in December 2011)	-	7,524	7,524	-	1,420	1,420
JICA 19-¥ 5,407 thousand	-	1	1	-	-	-
BID 1983AB - US$202,115 thousand (US$226,058 thousand in December 2011)	48,926	361,587	410,513	44,911	376,355	421,266
Interest and finance charges	18,861	-	18,861	19,671	-	19,671
TOTAL IN FOREIGN CURRENCY	197,667	3,018,094	3,215,761	189,377	2,864,044	3,053,421

TOTAL LOANS AND FINANCING	1,367,391	7,701,929	9,069,320	1,630,010	6,966,285	8,596,295
Quote as of December 31, 2012 US$2.0435; Yen 0.023720 (US$1.8758; Yen 0.024310 as of December 31, 2011) During 2012 and 2011 the Company did not have short-term borrowings.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

	GUARANTEES	MATURITY	ANNUAL INTEREST RATES	FOREIGN EXCHANGE ADJUSTMENT
LOCAL CURRENCY
Banco do Brasil	SÃO PAULO STATE GOVERNMENT AND OWN FUNDS	2014	8.50%	UPR
10th issue debentures	OWN FUNDS	2020	TJLP +1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
11th issue debentures	OWN FUNDS	2015	CDI + 1.95% (series 1) and CDI + 1.4% (series 2)
12th issue debentures	OWN FUNDS	2025	TR + 9.5%
13th issue debentures	OWN FUNDS	2012	CDI + 0.65%
14th issue debentures	OWN FUNDS	2022	TJLP +1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15th issue debentures	OWN FUNDS	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
16th issue debentures	OWN FUNDS	2015	CDI + 0.30% to 0.70%
1st issue debentures – Aquapolo	OWN FUNDS	2029	TR + 8.75%
Brazilian Federal Savings Bank	OWN FUNDS	2011/32	6.8% (weighted)	UPR
Brazilian Development Bank - BNDES	OWN FUNDS	2013	3% + TJLP
Brazilian Development Bank - BNDES BAIXADA SANTISTA	OWN FUNDS	2019	2.5% + TJLP
Brazilian Development Bank - BNDES PAC	OWN FUNDS	2023	2.15% + TJLP
Brazilian Development Bank- BNDES PAC II 9751	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	OWN FUNDS	2025	1.92% + TJLP
Other	OWN FUNDS	2011/2018/ 2025	TJLP + 6% / 12%	UPR

FOREIGN CURRENCY
Inter-American Development Bank - BID US$417,295 thousand	FEDERAL GOVERNMENT	2017 to 2035	0.99% to 3.00%	US$
International Bank for Reconstruction and Development - IBRD US$26,864 thousand	FEDERAL GOVERNMENT	2034	0.82%	US$
Eurobonds – US$140,000 thousand	-	2016	7.50%	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥19,591,310 thousand	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 18– ¥17,614,720 thousand	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 17– ¥324,213 thousand	FEDERAL GOVERNMENT	2035	1.2% and 0.01%	Yen
JICA 19– ¥5,407 thousand	FEDERAL GOVERNMENT	2037	1.7% and 0.01%	Yen
BID 1983AB – US$202,115 thousand	-	2023	2.49% to 2.99%	US$

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(i)        Payment schedule – book values

	2013	2014	2015	2016	2017	2018	2019 to 2036	TOTAL
LOCAL CURRENCY
Banco do Brasil	380,631	100,306	-	-	-	-	-	480,937
Debentures	509,806	359,430	987,885	222,478	224,461	380,952	844,997	3,530,009
Brazilian Federal Savings Bank	117,217	79,283	57,689	57,094	59,715	63,091	614,132	1,048,221
BNDES	4,154	-	-	-	-	-	-	4,154
BNDES BAIXADA SANTISTA	16,309	16,309	16,309	16,309	16,309	16,309	16,310	114,164
BNDES PAC	8,447	8,447	8,447	8,447	8,447	8,447	38,009	88,691
BNDES PAC II 9751	-	813	1,083	1,083	1,083	1,083	1,355	6,500
BNDES PAC II 9752	-	-	813	1,083	1,083	1,083	8,938	13,000
BNDES ONDA LIMPA	19,230	19,230	19,230	19,230	19,230	19,230	119,876	235,256
Leases	-	-	-	-	-	-	215,774	215,774
Other	5,416	497	560	631	711	524	-	8,339
Interest and charges	108,514	-	-	-	-	-	-	108,514
TOTAL IN LOCAL CURRENCY	1,169,724	584,315	1,092,016	326,355	331,039	490,719	1,859,391	5,853,559
FOREIGN CURRENCY
BID	77,967	77,967	77,967	77,967	88,109	36,822	411,662	848,461
IBRD	-	-	-	-	-	-	54,492	54,492
Eurobonds	-	-	-	285,655	-	-	708,076	993,731
JICA	51,913	51,913	51,913	51,913	52,121	52,329	577,601	889,703
BID 1983AB	48,926	48,926	48,926	48,926	48,926	48,496	117,387	410,513
Interest and finance charges	18,861	-	-	-	-	-	-	18,861
Foreign currency	197,667	178,806	178,806	464,461	189,156	137,647	1,869,218	3,215,761
Total	1,367,391	763,121	1,270,822	790,816	520,195	628,366	3,728,609	9,069,320

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(a)                   Banco do Brasil

In March 1994, the Company refinanced the existing loan agreements with Caixa Econômica Federal, which assigned loans represented by receivables from the Federal Government, with Banco do Brasil acting as financial agent. Under the agreement entered into with the Federal Government, payments are made based on the Price amortization system, monthly indexed by the Standard Benchmark Unit (UPR), which is equal to the Government's benchmark interest rate (TR), plus interest of 8.5% per year. The interest and principal are monthly paid with final maturity in 2014. This financing is guaranteed by the State Government of São Paulo by a pledge of its own and Company revenues.

(b)      Debentures

(i)       10th issue of debentures

On November 15, 2009, the Company launched 100 debentures, subscribed exclusively by the National Bank for Economic and Social Development (BNDES). These debentures were distributed in three nonconvertible series, at a nominal value of R$2.753, totaling R$275,370. This transaction was settled on December 15, 2009, for all series.

	Number	Adjustment	Interest	Interest payment	Amortization	Maturity

Series 1	28	-	TJLP + 1.92% p.a.	Quarterly to November 2012 and monthly thereafter	Monthly (starting in December 2012)	November 2020
Series 2	30	IPCA	9.53% p.a.	Annual	Annual (starting in December 2013)	December 2020
Series 3	42	-	TJLP + 1.92% p.a.	Quarterly to November 2012 and monthly thereafter	Monthly (starting in December 2012)	November 2020

The proceeds from this issuance will be used in expenditures in water supply and sewage systems in the following projects: Water Treatment Stations, in Rio Grande, Litoral Norte, Vale do Paraíba and Mantiqueira, Bacia do Piracicaba-Capivari-Jundiaí; and in the loss reduction program.

In 2012, 2011 and 2010, interest expense related to series 1 totaled R$5,844, R$6,016 and R$6,016, related to series 2 totaled R$9,273, R$8,862 and R$9,156, and related to series 3 totaled R$8,767, R$9,025 and R$9,025, respectively.

The early amortization, fully or partially, of the subscribed debentures, when authorized by BNDES and/or BNDESPAR, shall always occur jointly, observing the proportionality between the outstanding balances of Series 1, 2 and 3 Debentures of all issues. The agreement does not include a premium due to early amortization.

Financial covenants – Calculated every quarter, upon the disclosure of interim or annual financial statements:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

- EBITDA/Net operating revenue: equal or higher than 38%.

- EBITDA/Financial expenses: equal to or higher than 2.35.

- Net debt/EBITDA: equal to or higher than 3.65.

The agreement has a cross default clause, i.e., the early maturity of any of the Company’s debts, the amount of which may anyhow compromise the settlement of its obligations provided for in the indenture deed shall imply the early maturity of this agreement.

(ii)      11th issue of debentures

On March 1, 2010, the Company conducted the 11th issue of debentures. On April 30 and May 3, 2010 the Company settled series 1 and 2, respectively, through a public offering, the proceeds from which will be used to early redeem the 90 promissory notes issued on December 1, 2009, whose features are summarized below:

	Number	Adjustment	Interest	Interest payment	Amortization	Maturity

Series 1	810,000	-	DI+ 1.95% p.a.	Semiannual (September and March)	Annual (from March 2013)	March 2015
Series 2	405,000	-	DI + 1.40% p.a.	Semiannual (September and March)	Annual (from March 2012)	March 2013

The interest expense in 2012, 2011 and 2010 related to the series 1 was R$82,540, R$107,081 and R$80,077 and R$24,467, R$52,369 and R$38,103 related to series 2, respectively.

The Issuer, at its sole discretion, as of the 24th month, including, after the issue date, and at the end of each capitalization period, pursuant to the terms and conditions set forth hereinbelow, by resolution at the Issuer’s Board of Directors’ meeting may early redeem series 1 Debentures, fully or partially. There will be no optional early redemption for Series 2 debentures. If the issuer elects the early redemption as of the 24th month, there will be a premium of 1.00% p.a. to the debenture holder, of 0.90% p.a. as of the 30th month and of 0.86% p.a. as of the 36th month.

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

.     Adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by the Company that are recorded in current liabilities) higher than 1.0.

.     EBITDA to financial expenses ratio equal to or higher than 1.5.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Noncompliance with these obligations will only be typified when verified in the quarterly financial statements for at least two consecutive quarters or two nonconsecutive quarters within a twelve-month period.

In case of noncompliance with the covenants, the trustee should call an extraordinary debenture holders' meeting within 48 hours from the acknowledgement of the noncompliance to resolve on the declaration of accelerated maturity of the debentures.

The agreement has a cross default clause, i.e., the early maturity of any of the Company’s debts,  in amount equal to or exceeding R$50 million adjusted by the IPCA variation as of the issue date, in view of contractual default, the amount of which may anyhow to compromise the settlement of the Company’s monetary obligations arising from the Issue, shall imply the early maturity of this agreement.

(iii)     12th issue of debentures

In June 2010, SABESP issued R$500 million in debentures to Government Severance Indemnity Fund for Employees (FGTS). The debentures will be invested in program of structures to comply with the goal to universalize the sanitation service in the State of São Paulo, which were used until 2011. Among the programs that will receive this investment are Vida Nova (water sources), Programa Metropolitano de Água (Water Metropolitan Program), Programa Metropolitano de Esgoto (Sewage Metropolitan Program), Programas de Água e Esgotos do Interior e Litoral (Water and Sewage Program inside the state and coastal region).

One of the conditions for approving this transaction is the allocation of 60% of the investments in poor areas.

The issuance of the debentures occurred on September 22, 2010 through a public offer under the Brazilian securities exchange commission rules, according to CVM Instruction nº 476, simple debentures, nonconvertible, are as follows:

	Number	Adjustment	Interest	Interest payment	Amortization	Maturity

Singe series	500,000	TR	9.5% p.a.	Monthly (from July 2010)	Monthly (from July 2014)	June 2025

The interest expense in 2012, 2011 and 2010 related to the single series was R$46,849, R$51,434 and R$26,879, respectively.

The Issuer, at any time, may acquire outstanding debentures, in observance to Article 55, Paragraph 2 of the Brazilian Corporation Law, by means of previous and express written consent of the debenture holders. The debentures acquired by the Issuer may be cancelled, held in the Issuer’s treasury, or again outstanding on the market. The debentures acquired by the Issuer to be held in treasury pursuant to this clause, if and when outstanding again on the market, will be entitled to same remuneration of other outstanding debentures.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Reimbursement premiums to which debenture holders are entitled upon optional early redemption on the unit face value of debentures, plus remuneration and adjustment, if any, and will be calculated according to the following formula:

Premium (%) = P x DD , where

                               TDC

P = 2% (two per cent); DD = number of running days, as of the date of the optional early redemption until the maturity date; and TDC = total number of running days as of the 1st to the fourth-eighth (48th) month as of the issue date to maturity date.

Financial covenants – Calculated every quarter with the disclosure of interim or annual financial statements:

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

In case of noncompliance with the covenants, the trustee should call an extraordinary debenture holders' meeting within 48 hours from the acknowledgement of the noncompliance to resolve on the declaration of accelerated maturity of the debentures.

The agreement has a cross default clause, i.e. the early maturity of any of the Company’s debts, equal to or exceeding R$50 million, adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may anyhow compromise the settlement of the Company’s monetary obligations arising from the Issue, shall imply the early maturity of this agreement.

(iv)     13th issue of debentures

On February 17, 2012, the Company fully redeemed the 13th issue of debentures, in the amount of R$633,343.

(v)      14th issue of debentures

On February 15, 2011, the Company issued 100 debentures through exclusive subscription by the Brazilian Development Bank – BNDES. These debentures were distributed into three series, not convertible into shares, by the face value of R$2,753.70, totaling R$275,370. The repayment of operation occurred on April 15, 2011, for all series.

	Number	Adjustment	Interest	Interest payment	Amortization	Maturity

Series 1	28	-	TJLP + 1.92% p.a.	Quarterly up to February 2014 and monthly as of this date	Monthly (from March 2014)	February 2022
Series 2	30	IPCA	9.19% p.a.	Annual	Annual (from March 2015)	March 2022
Series 3	42	-	TJLP + 1.92% p.a.	Quarterly up to February 2014 and monthly as of this date	Monthly (from March 2014)	February 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

The proceeds obtained with this issue are allocated to the Company’s investments in water supply and sewage treatment systems in the projects: ETA Rio Grande, North Coast, Paraíba Valley and Mantiqueira, Bacia do Piracicaba-Capivari-Jundiaí and the Loss Reduction Program.

Interest expenses in 2012 and 2011 referring to the series 1 amounted to R$5,848 and R$5,254, R$8,371 and R$6,916 for series 2, and R$8,772 and R$7,881 for series 3, respectively.

The early amortization, fully or partially of the subscribed debentures, when authorized by BNDES and/or BNDESPAR, shall always occur jointly, observing the proportionality between the outstanding balance of Series 1, 2 and 3 Debentures of all issues. The agreement does not include premium due to early amortization.

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

- EBITDA/net operating revenue equal to or higher than 38%.

- EBITDA/financial expenses equal to or higher than 2.35.

- Net bank debt/EBITDA equal to or lower than 3.65.

The agreement has a cross default clause, i.e., the early maturity of any of the Company’s debts, the amount of which may anyhow compromise the settlement of its obligations provided for in the indenture deed, shall imply the early maturity of this agreement.

(vi)     15th issue of Debentures

On February 15, 2012, the Company issued the 15th issue of 77,108 non-convertible unsecured debentures, in two series, for public offering, with restricted placement efforts, pursuant to CVM Instruction nº 476, totaling R$771,080 and unit value R$10, with the following characteristics:

	Number	Adjustment	Interest	Interest payment	Amortization	Maturity

Series 1	28,733	-	DI+ 0.99% p.a.	Semiannual (February and August)	Annual (from February 2015)	February 2017
Series 2	48,375	IPCA	6.20%	Annual (February)	Annual (from February 2018)	February 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

The proceeds deriving from the 15th Issue of Debentures were set aside to the settlement of financial commitments falling due until December 31, 2012.

Interest expenses referring to series 1 and 2 totaled R$22,336 and R$27,060, respectively, in 2012.

The total optional early redemption of series 1 debentures may occur as of the twenty-fourth (24th) month as of the issue date, inclusive and semi-annually, on the first business day after the end of each capitalization period of series 1 debentures, until the maturity date of series 1. There will be no optional early redemption of series 2 Debentures.

Premium of thirty hundredths per cent (0.30%) incurred on the balance of the face value of series 1 debentures, as follows:

Premium = P x (DU) x PU, where,

P= 0.30%; DU= number of business days as of the redemption date to the maturity date of the debenture; and PU= unit face value of series 1 debentures, calculated por rata temporis as of the last payment date of series 1 remuneration or as of the issue date, whichever occurs last, until the date of early redemption.

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted Total Debt/ EBITDA: lower than or equal to 3.65; and

- EBITDA /Paid Financial Expenses: equal to or higher than 1.5.

Non-fulfillment of the covenant clauses shall trigger the early maturity of the contract.

The agreement has a cross default clause, i.e., the early maturity of any of the Company’s debts, equal to or exceeding R$90 million, shall imply the early maturity of this agreement, adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may compromise the settlement of the Company’s monetary obligations arising from the Issue.

(vii)   16th issue of Debentures

On November 12, 2012, the Company issued the 16th issue of 50,000 non-convertible, unsecured debentures, in a single series, for public offering, with restricted placement efforts, pursuant to CVM Instruction nº 476, totaling R$500,000 and unitary value of R$10, with the following characteristics:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

	Number	Adjustment	Interest	Interest payment	Amortization	Maturity

Single series	50,000	-	DI+ 0.30% to 0.70% p.a.	Semiannual (May and November)	Lump sum (in November 2015)	November 2015

The proceeds deriving from the 16th Issue of Debentures will be exclusively set aside to the settlement of the Issuer’s financial commitments in 2012/2013.

Interest expenses corresponding to the single series totaled R$4,504 in 2012.

The optional early redemption of debentures may occur at any time in relation to the total outstanding debentures, from the availability of funds raised with the Issue (“Total Early Redemption”), without any addition as redemption premium.

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted Total Debt/EBITDAlower than or equal to 3.65; and

- EBITDA/Paid Financial Expenses equal to or higher than 1.5.

The failure to comply with the indicators by the Issuer, will result in the early maturity of the contract, when it is verified, for at least two consecutive quarters, or even for two non-consecutive quarters within a twelve-month period.

The agreement has a cross default clause, i.e., the early maturity of any of the Company’s debts, in the individual or aggregate amount equal to or exceeding R$90 million due to contractual default, the occurrence of which may anyhow compromise the settlement of the Company’s monetary obligations arising from the Issue, shall imply the early maturity.

(viii) 1st issue of Debentures - Aquapolo

In August 2011, jointly-owned subsidiary Aquapolo held the 1st issue of 326,732 book-entry, registered non-convertible debentures, totaling R$326,732, in a single series at the unit value of R$1, whose characteristics are:

	Number	Adjustment	Interest	Interest payment	Amortization	Maturity

Single series	326,732	-	TR + 8.75% p.a.	Monthly (from December 2013)	Monthly (from December 2013)	August 2029

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

The proceeds deriving from the 1st issue of debentures will be fully set aside to the works of the Aquapolo project.

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

- Debt service coverage ratio (cash generation/debt service) exceeding 1.2;

- Adjusted current liquidity ratio higher than 1.0; and

- Do not contract a single operation or series of operations, any medium and long-term operations, in amount exceeding R$20 million.

The agreement has a cross default clause, i.e., the early maturity of any of the issuer’s debts, in the individual or aggregate amount equal to or exceeding R$5 million, shall imply the early maturity of the agreement.

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

Contractually established repayment terms range from 120 to 180 months, after the beginning of the repayment period.

The balance of these facilities as of December 31, 2012 was R$487,663 (R$563,750 in December 2011).

The contractual charges are:

Contract signed in:	1996	1997	1998 to 2004

Interest rate	9.5% p.a.	6.5% to 8.0% p.a.	6.5% to 8.0% p.a.
During grace period:
Risk rate	1.0% p.a. on amount raised	1.0% p.a. on amount raised	0.6% p.a. or 2% p.a. on outstanding balance
Management fee	0.12% p.m. on the contract amount	2.0% p.a. on amount raised	1.0% p.a. on amount raised or 2% p.a. on outstanding balance for contracts entered into between 2003 and 2004
During repayment period:
Management fee	Difference between installment calculation and a 10.5% p.a. rate less the 9.5% p.a.	1.0% p.a. on the outstanding balance	1.0% p.a. on the outstanding balance

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(ii)     Pró-Sanear Program

In 1997, 1998 and 2008, contracts were signed under the Pró-Sanear Program for the improvement of water and sewage services, with the involvement of the communities receiving the services, in several municipalities of the Metropolitan Region of São Paulo. The credit facilities are collateralized by the collections of the daily billings of water supply and sewage services up to the total amount of the debt. Repayment will be made in 180 months after the beginning of the repayment period. As of December 31, 2012, the balance was R$11,847 (R$14,448 in December 2011).

The financial charges are:

.     interest rate - 5.0% p.a.;

.     management fee (grace period) - 2.0% p.a. on debt outstanding balance;

.     management fee (repayment phase) - 1.0% p.a. on debt outstanding balance;

.     risk rate (grace period) - 1.0% p.a. on amounts raised.

 (iii)   Growth Acceleration Program (PAC)

In 2007, 2008 and 2012, the Company entered into agreements linked to the Universal Water and Sewage Services with several municipalities, with funds from the Government Severance Indemnity Fund for Employees (FGTS). The credits facilities are guaranteed by a monthly flow of the billings corresponding to the minimum of three times the monthly charge. Repayments will be made in 240 months after the beginning of the repayment period. The balance as of December 31, 2012 was R$536,113 (R$440,733 in December 2011).

The financial charges are:

.     interest rate – 5% p.a. to 6% p.a.;

.     management fee – 1.00% p.a. to 1.40% p.a. during the period of the contract;

.     risk rate – 0.3% p.a. on the adjusted debt balance.

(iv)     Financial covenants – Calculated every quarter with the disclosure of interim or annual financial statements:

The agreement is subject to AMD – Agreement for Performance Improvement sets targets for financial indicators (billing losses, revenue evasion, cash and cash equivalents and reduction of the number of days of committed receivables), and operating indicators that, based on the past two years, are annually projected for the following five years.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

The agreement has a cross default clause, i.e., the early maturity of any of the Company’s debts, due to contractual default, the occurrence of which may anyhow compromise the settlement of its monetary obligations deriving from the Issue shall imply the early maturity.

(d)      Caixa Econômica Federal - SESAMM

In September 2010, a loan and onlending agreement was signed between Caixa Econômica Federal and the shared controlled investee SESAMM – Serviços de Saneamento de Mogi Mirim SA, destined to investments in sewage systems in the urban area of the municipality of Mogi Mirim, within the scope of the sanitation program for all citizens. According to the terms of the agreement signed with the Federal Government, payments are made by the Price System and monthly indexed by the variation of the Reference Standard Unit – UPR corresponding to the Benchmark Interest Rate – TR issued by the Government, plus annual interest of 6.0%, management fee of 2% p.a. and credit risk of 0.3% p.a. Interest rates and principal are monthly paid with final maturity in 2031.

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

- Subscribed and paid-in capital stock, corresponding to, at least, twenty per cent (20%) of the total amount of investments in funds from this financing

- Debt service coverage ratio (ICSD) of, at least, 1.3 during the amortization phase;

- Indebtedness limit of up to one twelfth (1/12) of its annual gross revenue or up to the amount corresponding to three (3) monthly installments, referring to the agreements in force, whichever is the highest.

(e)  BNDES

Contract 01.2.619.3.1 - Entered into in August 2002, totaling up to R$60,000, for the purpose of financing part of the Company's contribution to the Tietê River Pollution Abatement Project - Stage II, related to loan agreement 1212/OC - BR with the Inter-American Development Bank (IADB). The contract was settled on August 15, 2012. The outstanding balance as of December 31, 2011 was R$11,638.

Contract 10/669.748-6, amounting to R$180,000, is in performance of works stage and the debt balance as of December 31, 2012 was R$4,154 (R$29,407 in December 2011). The funds are onlent from BNDES to the agents and from the latter to SABESP. The onlending agreement has the same purpose as the agreement between BNDES and SABESP, and the same interest and repayment terms, as follows:

Interest - TJLP limited to 6% p.a., plus a 3% p.a. spread, paid quarterly during the grace period, and monthly in the repayment period. The TJLP portion exceeding 6% p.a. will be added to the debt outstanding balance.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Loans are collateralized by part of revenues from the provision of water and sewage services.

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

.     Adjusted current ratio: higher than 1.0.

.     EBITDA /Net Operating Revenue: equal to or higher than 38%.

.     EBITDA/Debt Service cost: equal to or higher than 1.5.

.     Equity to Total Liabilities: equal to or higher than 0.8.

(f)  BNDES Baixada Santista (Onda limpa I)

Contract 07.2.0800.1 - In November 2007, the Company entered into a financing agreement with BNDES for the Environmental Recovery Program of the Santos Metropolitan Region, totaling R$129,973 with interest of 2.5% p.a. plus TJLP.

Repayment will be made in 96 monthly, consecutive installments, starting January 2012 to December 2019.

The agreement is in progress and the outstanding balance as of December 31, 2012 was R$114,164 (2011 R$130,474).

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

.     Adjusted EBITDA /Adjusted Net Operating Revenue: equal to or higher than 38%.

.     Adjusted EBITDA /Adjusted Financial Expenses: equal to or higher than 2.35.

.     Adjusted Net Debt/Adjusted EBITDA: equal to or higher than 3.65;

The agreement is subject to AMD – Performance Improvement Agreement which establishes targets for financial ratios (sales losses, revenue evasion, cash and cash equivalents and reduction of accounts receivable commitment days) and operational ratios which, based on the last two years, are yearly projected for the next five years.

In the event the levels set out in the Financial Commitments are not met, the Company within ninety (90) days as of the date of BNDES’ written notice shall create a reinforced guarantee, preferably revenue commitment and assignment, deemed as satisfactory, at BNDES’ discretion, unless if within such term the levels set out in the financial commitments are recovered, under the power that BNDES may suspend the release of funds and where applicable, declare the agreement’s early maturity.

(g) BNDES Onda Limpa II

Contract 09.2.1535.1 – In March 2010, a loan agreement was signed with BNDES to the Environmental Recovery Program of the metropolitan region of Santos coast, in the amount of R$294,349 and interest rates of 1.92% p.a. plus TJLP.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

The amortization is estimated in 156 monthly and successive installments, from April 2012 to March 2025.

The contract is in performance of working stage and the debt balance as of December 31, 2012 was R$235,256 (R$249,653 in 2011).

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

.     Adjusted EBITDA / Adjusted Net Operating Revenue: equal to or higher than 38%.

.     Adjusted EBITDA /Adjusted Financial Expenses: equal to or higher than 2.35.

.     Adjusted Net Debt/Adjusted EBITDA: equal to or lower than 3.65.

The agreement is subject to AMD – Performance Improvement Agreement which establishes targets for financial ratios (sales losses, revenue evasion, cash and cash equivalents and reduction of accounts receivable commitment days) and operational ratios which, based on the last two years, are yearly projected for the next five years.

The agreement has a cross default clause, i.e., the early maturity of any of the Company’s debt, due to contractual default the amount of which may anyhow compromise the settlement of its obligations deriving from this agreement, shall imply the early maturity of this agreement.

(h) BNDES PAC I and II

(i)           Contract 08.2.0169.1 – In November 2007, a loan agreement was signed with BNDES to the Environmental Recovery Program of the metropolitan region of Santos coast, in the amount of R$174,517 and interest rates of 2.15% p.a. plus TJLP.

The amortization will occur in 150 monthly and successive installments, from January 2011 to December 2023.

The contract is in performance of working stage and the debt balance as of December 31, 2012 was R$88,691 (R$73,917 in 2011).

(ii)        Contract 11.2.0975.1 – On March 5, 2012, a loan agreement was signed with BNDES to the program to expand and optimize the sewage systems in the metropolitan region of São Paulo, as well as to design the executive project of the São Lourenço production system, totaling R$135,850 and interest of 1.72% p.a. plus TJLP.

The amortization will occur in 156 monthly and successive installments, from April 2014 to March 2027.

The contract is in performance of working stage and the debt balance as of December 31, 2012 was R$6,500.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(iii)      Contract 11.2.0975.2 – On March 5, 2012, a loan agreement was signed with BNDES to the program to expand and optimize the sewage systems of the metropolitan region of São Paulo, as well as to design the executive project of the São Lourenço production system, totaling R$44,948 with interest rates of 1.72% p.a. plus TJLP.

The amortization will occur in 144 monthly and successive installments, from April 2015 to March 2027.

The contract is in performance of working stage and the debt balance as of December 31, 2012 was R$13,000.

(iv)       Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

.     Adjusted EBITDA /Adjusted Net Operating Revenue: equal to or higher than 38%.

.     Adjusted EBITDA /Adjusted Financial Expense: equal to or higher than 2.35.

.     Adjusted Net Debt/Adjusted EBITDA: equal to or lower than 3.65.

The agreement is subject to AMD – Performance Improvement Agreement which establishes targets for financial ratios (sales losses, revenue evasion, cash and cash equivalents and reduction of accounts receivable commitment days) and operational ratios which, based on the last two years, are yearly projected for the next five years

In the event the levels set out in the Financial Commitments are not met, the Company within ninety (90) days as of the date of BNDES’ written notice shall create a reinforced guarantee, preferably revenue commitment and assignment, deemed as satisfactory, at BNDES’ discretion, unless if within that term the levels set out in the financial commitments are recovered, under the power that BNDES may suspend the release of funds and where applicable, declare the agreement’s early maturity.

(i)       Leases

The Company has lease agreements signed as Assets Lease. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion. Works are estimated to be concluded in 2013 and 2014.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

No work related to these contracts was in operation on December 31, 2012.

(j)  Eurobonds

(i)           On November 3, 2006, the Company issued Eurobonds abroad (Eurobonds 2016) totaling US$140 million. The issue was led by Deutsche Bank Trust Company Americas and the principal agent was Deutsche Bank Luxembourg S.A. The interest rate is 7.5% p.a., paid semiannually, and maturity is in November 2016. The funds raised were used for the early repayment and partial issue of US$225 million in the Eurobonds, with final maturity in June 2008, and the amount redeemed was US$126,948 thousand.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

As of December 31, 2012 the balance of the Eurobonds was US$140,000 thousand, corresponding to R$285,655, net of issuance costs amounting to R$434, that will be amortized during the period of the contract.

Total redemption at the Company’s option in view of changes in the withholding income tax laws. Without any addition as redemption premium.

(ii)        On December 9, 2010, the Company concluded the international offer to international qualified foreign institutions of its US$350 million senior unsecured notes due 2020, with interest rate is 6.25% p.a., paid semi-annually and due on December 2020 (the Eurobonds 2020).  The funds were used for partial repayment of outstanding debts.

As of December 31, 2012 the balance of the Eurobonds was US$350,000 thousand equivalent to R$708,076, net of issuance costs amounting to R$7,149, that will be amortized during the period of the contract.

On December 16, 2015 and subsequently, the Company in one or in several occasions may redeem the Eurobonds, according to its full or partial option. This option shall incur the payment of 103.125% premium as of December 16, 2015 of 102.083%; as of December 16, 2016, 101.042%, as of December 16, 2017 and as of December 16, 2018, 100.000%. In the event of full redemption at the Company’s option due to changes in the withholding income tax, no addition will occur as redemption premium.

(iii)      Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

Restrict the funding of new debts so that:

.     adjusted total debt to EBITDA does not exceed 3.65;

.     the Company's debt service coverage ratio, determined on the date this debt was incurred, shall not be lower than 2.35.

Noncompliance with covenants will accelerate the maturity of the contract.

The agreement has a cross default clause, i.e., the early maturity of any indebtedness in view of the Company’s loans or any of its Subsidiaries with a total principal amount of US$ 25.0 million or more (or its corresponding amount in other currencies) shall imply this agreement’s early maturity.

(k)      Inter-American Development Bank (IADB)

Loan Agreement 713 - In December 1992, the Company entered into a loan agreement with the IADB for US$400 million to finance the first stage of the Tietê River Pollution Abatement Project. The repayment period started in June 1999 in semiannual installments, subject to annual floating rate interest, varying according to the loans raised by the Bank in each six-month period, and final maturity in December 2017. In December 1992, the Federal Republic of Brazil signed a guarantee contract with the IADB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2012 was US$125,488 thousand, equivalent to R$256,435 (R$282,605 in December 2011).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Loan Agreement 896 - In December 1992, the Company entered into a loan agreement with the IADB for US$50 million to finance the first stage of the Tietê River Pollution Abatement Project. Semiannual repayments started in June 1999, with annual interest of 3% and final maturity in December 2016. In December 1992, the Federal Republic of Brazil signed a guarantee contract with the IADB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2012 was US$11,111 thousand, equivalent to R$22,705 (R$26,053 in December 2011).

Loan Agreement 1212 - In July 2000, the Company entered into a loan agreement with the IADB for US$200 million to finance the second stage of the Tietê River Pollution Abatement Project. In 2008, the amounts to be raised in this contract were summed up. The loan is being amortized semiannually and final maturity in July 2025. Interest is being paid on a semiannual basis, based on daily balances, at an annual variable rate according to the costs of loans of the Bank in the preceding six-month period, plus a spread, and changes every six months. The debt balance as of December 31, 2012 was US$133,615 thousand, equivalent to R$273,043 (R$269,915 in December 2011).

Loan Agreement 2202/OC-BR – On September 3, 2010 the Company and the Inter-American Development Bank (Banco Inter-Americano de Desenvolvimento or BID) signed the contract for partially finance the third stage of the Tietê River Project, denominated the decontamination of the Tietê river. The total estimated cost of this investment is US$800 million, of which US$600 million will be financed by the IADB and US$200 million will be invested by the Company´s  own resources. The final maturity of the loan is in 25 years with 6-year grace period. Interest is based on USD-Libor, calculated every quarter, as stipulated in the IADB rules and procedures.

The 1st funding of the agreement executed on September 3, 2010, no. 2202/OC-BR occurred on March 17, 2011. Funds are used to recover the water quality of Tietê River basin in the Metropolitan Region of São Paulo. The agreement amounts to US$600,000, corresponding to R$1,036,380, on the contracting date, with final maturity in September 2035. The 1st  funding of US$1,829, corresponding to R$3,044, occurred in the first quarter of 2011.

The balance of this agreement as of December 31, 2012 was US$147,080 thousand, corresponding to R$296,276 (R$145,159 in December 2011), less part of funding costs amounting to R$4,282, which will be repaid over the agreement term.

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

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

The agreement has a cross default clause among IADB agreements (same financial bank), i.e., the early maturity will occur in the event of failure to comply with any obligation therewith or any other agreement signed with IADB related to project finance.

(l)  Japan Bank for International Cooperation - JICA

On August 6, 2004, the Company entered into a financing agreement with the JBIC - Japan Bank for International Cooperation, currently JICA - Japan International Cooperation Agency, no. BZ-P 15, guaranteed by the Federal Government, totaling ¥21,320 million, equivalent to approximately R$587,643 on the agreement signature date, for the Environmental Recovery Program of Baixada Santista Metropolitan Region. Total financing period is 25 years, with a seven-year grace period and 18 years of repayment in semi-annual installments. Interest is being paid on a semiannual basis since 2006, and is 2.5% p.a. for the sewage network and 1.8% p.a. for sewage treatment facilities.

On November 1, 2010 the Company signed with the Japan International Cooperation Agency (JICA) an additional loan agreement referring to the Onda Limpa Program– 1st Phase, nº BZ-P 17 in the amount of six billion, two hundred and eight million Japanese Yen (JPY 6,208,000,000) corresponding to R$127,326 on November 30, 2011. Resources will be applied to acquire eligible goods and services require to implementing the suppliers project, contractors or consultants. The total loan term is 25 years, 7-year grace period and 18 years of amortization, in half-yearly installments. Interest rates are paid half-yearly as of 2011, 1.2% p.a. for sewage network and 0.01% p.a. for sewage treatment facilities.

On February 15, 2011, the Company and JICA (Japan International Cooperation Agency) signed a supplementary loan agreement related to Onda Limpa Program – 1st phase, no. BZ-P 18, amounting to nineteen billion, one hundred, sixty-nine million Yen (¥ 19,169,000) corresponding to R$375,904 on March 31, 2011. Funds will be applied to execute works and services in the Program of Baixada Santista Metropolitan Region. The loan total term is 25 years, 7-year grace period and 18 years of amortization, in half-yearly installments. Interest rates are paid half-yearly as of 2011, 1.8% p.a. for sewage network and 2.5% p.a. for sewage treatment facilities.

In February 2012, the Company signed a loan agreement for the 2nd phase of the Water Losses Reduction Corporate Program nº BZ -P 19, in the amount of thirty-three billion, five hundred, eighty-four million Japanese Yen (JPY 33,584,000,000) corresponding to R$709,294 on the agreement’s signature date. The loan total term is 25 years, 7-year grace period and 18 years of amortization, in half-yearly installments. Interest rates are paid half-yearly as of 2013, 1.7% p.a. for sewage network and 0.01% p.a. for sewage treatment facilities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

The balance of these loan agreements as of December 31, 2012 were R$889,703 (R$958,733 in December 2011).

(m)    AB Loan (IADB 1983AB)

On May 27, 2008, the Company entered into a loan agreement AB loan with IADB, totaling US$250 million, the funding of which was fully in June 2008. The funds obtained were used to settle Eurobonds 2008 and to partially perform the Company's investment plan.

	US$	Repayment from	Maturity	Interest (Libor + spread)

1983 A	100.0 million	May 2011	May 2023	Libor + 2.99%
1983 B1	100.0 million	May 2011	May 2020	Libor + 2.69%
1983 B2	50.0 million	May 2011	May 2018	Libor + 2.49%

Interest is being paid on a semiannual basis since November 2008. The balance of this loan agreement as of December 31, 2012 was US$202,115 million, equivalent to R$410,513 (R$421,266 in December 2011), less part of the loans costs, totaling R$2,510 (R$2,771 in December 2011), which will be repaid over the agreement term.

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

- The Company’s ratio of debt service coverage, determined on a consolidated basis, must be higher than or equal to 2.35; and

- Total adjusted debt over Ebitda, determined on a consolidated basis, must be lower than or equal to 3.65.

The agreement has a cross default clause, i.e., if a Default Event occurs and continues (whether voluntarily or involuntarily, whether resulting from the effect of any applicable laws or according to with due to any act or omission to act by any Authority or another one), the IADB through notification to the Borrower may order the early maturity of loan or part of it as specified in the notice (including accrued interest rates) and all other obligations are overdue and shall be promptly payable.

(n)      International Bank for Reconstruction and Development - IBRD

On October 28, 2009, the Company and “The World Bank” – International Bank for Reconstruction and Development (IBRD) signed a contract (the IBRD agreement 7662BR) amounting to US$100,000. Resources will be applied in the Environmental Sanitation Program of Alto Tietê springs– Springs Program. The amortization period will start in September 2019, in half-yearly installments and final maturity in 2034. In November 2009, a collateral agreement was signed between the Federative Republic of Brazil and IBRD, guaranteeing the provision of funds in order to comply with obligations provided for in the loan agreement. On December 31, 2012, the balance of this agreement amounted to US$26,864 thousand, corresponding to R$54,492 (R$18,928 in December 2011), less part of loans costs in the amount of R$405 (R$424 in December 2011), which will be repaid over the agreement term.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(o)      Covenants

As of December 31, 2012 and 2011, the Company had met the requirements set forth by its loan and financing agreement.

(p)      Loans and financing contracted but not used yet

SABESP in order to comply with its investment plan relies on a fund-raising plan.

Financing resources contracted have specific purposes, which are released for the execution of their respective investments.

Agent	December 31, 2012
(in millions of reais (*))
Brazilian Federal Savings Bank	1,125
Japan International Cooperation Agency - JICA	936
Inter-American Development Bank - BID	926
Brazilian Development Bank - BNDES	550
International Bank for Reconstruction and Development - BIRD	149
Others	53
TOTAL	3,739

(*) closing quote of 12/31/2012. (US$1.00 = R$2.0435; ¥ 1.00 = R$0.02372).

14        Taxes Payable

(a) Current assets

	December 31,
	2012	2011
Taxes recoverable
COFINS and PASEP	9.038	1
Income tax and social contribution	100,486	85,854
IRRF (withholding income tax) on financial investments	14,472	31,125
Other federal taxes	3,238	590
Other state taxes	1,251	109
Other municipal taxes	656	437
Total taxes payable	129,141	118,116

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(b) Liabilities

	Current		Noncurrent
	December 31,		December 31,
	2012	2011	2012	2011
Income tax and social contribution	110	-	-		-
COFINS and PASEP	46,614	57,073	-	-
PAES (tax debt refinancing program)	19,011	36,716	-	18,363
INSS (Social Security Contribution)	29,412	25,645	-	-
IRRF (withholding income tax)	41,607	44,172	-	-
Other	16,367	17,516	-	-
Total	153,121	181,122	-	18,363

The decrease of R$27,634 in current liabilities mainly arises from the payments made in 2012, from the due installments of the Special Tax Installment Payment Program (Paes).

The reduction of R$18,363 in noncurrent liabilities occurred as a result of payment and transfer flow of long-term to short term balance of the Parent Company’s Special Tax Installment Payment Program (PAES), according to the information below.

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No 10,684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The original amount included in PAES was R$316,953, as follows:

Tax	Principal	Fine	Interest	Total

COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639
Total	250,139	13,759	53,055	316,953

The loan related to Paes (Special Installment Payment) is being paid in 120 months. The amounts paid in 2012, 2011 and 2010 were R$37,421, R$36,091 and R$34,744, respectively, and financial expenses of R$1,353 and R$2,761, respectively, were recorded. The outstanding balance as of December 31, 2012 was R$19,011 (R$55,079 in December 2011). The assets offered as guarantee in REFIS, totaling R$249,034, are still guaranteeing the amounts in the PAES program.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

15        Deferred Taxes and Contributions

(a)       Balances

	December 31
	2012	2011
Deferred income tax assets (i)
Provisions	512,107	575,473
Pension obligations – G1	193,125	180,018
Pension obligations – G0 (1)	85,271	85,271
Donations of underlying assets on concession contracts	41,312	38,213
Allowance for doubtful accounts	162,670	135,223
Other	103,254	78,717
Total deferred tax assets	1,097,739	1,092,915

Deferred income tax liabilities (ii)
Temporary difference on concession intangible assets	(650,093)	(692,210)
Capitalization of loans costs	(158,298)	(101,507)
Revenue – government entities	(77,827)	(76,773)
Other	(70,165)	(42,962)
Total deferred tax liabilities	(956,383)	(913,452)

Deferred tax asset, net	141,356	179,463

(1)   Refers to the installment of R$250,798 from accounts receivable adjustment (GESP), which was accrued as loss in previous years.

(b)       Realization

	December 31
	2012	2011
Deferred tax assets
to be realized within 1 year	193,709	259,784
to be realized after 1 year	904,030	833,131
Total deferred tax assets	1,097,739	1,092,915

Deferred tax liabilities
to be realized within 1 year	(38,267)	(27,282)
to be realized after 1 year	(918,116)	(886,170)
Total deferred tax liabilities	(956,383)	(913,452)
Deferred tax assets	141,356	179,463

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(c)        Changes

Deferred income tax assets	Provisions	Pension obligations – G1	Pension obligations – G0	Donations of underlying assets on concession contracts	Allowance for doubtful accounts	Other	Total
As of December 31,2009	541,511	177,736	85,271	35,334	47,806	39,271	926,929
Recorded in the income statement	(2,117)	(15,184)	-	2,879	81,442	10,837	77,857
As of December 31,2010	539,394	162,552	85,271	38,213	129,248	50,108	1,004,786
Recorded in the income statement	36,079	17,466	-	-	5,975	28,609	88,129
As of December 31, 2011	575,473	180,018	85,271	38,213	135,223	78,717	1,092,915
Recorded in the income statement	(63,366)	13,107	-	3,099	27,447	24,537	4,824
As of December 31, 2012	512,107	193,125	85,271	41,312	162,670	103,254	1,097,739

Deferred income tax liabilities	Temporary difference of concession intangible assets	Capitalization of loans costs	Revenue – government agencies	Other	Total
As of December 31, 2009	(721,620)	(66,507)	(73,005)	(22,161)	(883,293)
Recorded in the income statement	10,337	(35,832)	37	(17,595)	(43,053)
As of December 31, 2010	(711,283)	(102,339)	(72,968)	(39,756)	(926,346)
Recorded in the income statement	19,073	832	(3,805)	(3,206)	12,894
As of December 31, 2011	(692,210)	(101,507)	(76,773)	(42,962)	(913,452)
Recorded in the income statement	42,117	(56,791)	(1,054)	(27,203)	(42,931)
As of December 31, 2012	(650,093)	(158,298)	(77,827)	(70,165)	(956,383)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(d)       Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

	2012	2011	2010
Profit before income taxes	2,543,904	1,720,746	2,292,756
Statutory rate	34%	34%	34%

Estimated expenses at statutory rate	(864,927)	(585,054)	(779,537)
Tax benefits from interest on shareholders’ equity	252,355	122,170	131,658
Permanent difference
Provisional Law 4819/58 (i)	(32,514)	(87,118)	(24,088)
Donations	(11,447)	(13,692)	(2,820)
Recovery of tax credits	-	37,858	-
Other differences	24,529	28,509	12,478

Income tax and social contribution	(632,004)	(497,327)	(662,309)

Current income tax and social contribution	(594,052)	(598,303)	(697,115)
Deferred income tax and social contribution	(37,952)	100,976	34,806
Effective rate	25%	29%	29%

(i)        Permanent difference related to the provision for actuarial liability (Note 8 (vii)).

Transition Tax Regime (RTT)

For purpose to calculate the income tax and the social contribution related to 2010 and 2009, the Company opted to adopt the Transition Tax Regime (RTT), which allow eliminate the accounting effects of the Law 11,638/07 and the Provisional Measure 449/08, converted into Law No. 11,941/2009, by the registers in the fiscal books – LALUR and subsidiary controls, without any modification in the bookkeeping.

Since 2008, the Company has adopted the same fiscal practices, since RTT commenced being obligatory and will be valid until the issue of a law that consider the fiscal effects of the new accounting methods.

16        Provisions

(a)   Lawsuits with probable likelihood of loss

(i) Balances

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits based on the legal right to offset, are as follows:

	Provisions	Escrow deposits	December 31, 2012	Provisions	Escrow deposits	December 31, 2011
Customer claims (i)	652,663	(131,408)	521,255	727,261	(108,728)	618,533
Supplier claims (ii)	290,593	(175,437)	115,156	422,595	(1,828)	420,767
Other civil claims (iii)	169,516	(4,978)	164,538	188,546	(10,180)	178,366
Tax claims (iv)	71,141	(3,056)	68,085	76,448	-	76,448
Labor claims (v)	173,227	(1,529)	171,698	156,536	-	156,536
Environmental claims (vi)	149,061	(636)	148,425	121,179	-	121,179

Total	1,506,201	(317,044)	1,189,157	1,692,565	(120,736)	1,571,829

Current	565,083	-	565,083	764,070	-	764,070
Noncurrent	941,118	(317,044)	624,074	928,495	(120,736)	807,759

(ii) Changes

	December 31, 2011	Additional provisions	Interest and inflation adjustment	Amounts used from provision	Amounts not used (reversal)	December 31, 2012
Customer claims (i)	727,261	93,972	80,858	(68,000)	(181,428)	652,663
Supplier claims (ii)	422,595	17,575	36,393	(174,482)	(11,488)	290,593
Other civil claims (iii)	188,546	22,788	24,501	(7,495)	(58,824)	169,516
Tax claims (iv)	76,448	10,279	7,365	(10,057)	(12,894)	71,141
Labor claims (v)	156,536	142,976	34,056	(126,787)	(33,554)	173,227
Environmental claims (vi)	121,179	37,496	9,383	(8,801)	(10,196)	149,061
Subtotal	1,692,565	325,086	192,556	(395,622)	(308,384)	1,506,201
Escrow deposits	(120,736)	(200,982)	(13,840)	12,736	5,778	(317,044)
Total	1,571,829	124,104	178,716	(382,886)	(302,606)	1,189,157

(b)      Lawsuits with possible likelihood of loss

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed by Management whose chances of loss are possible and are not recorded. Liability contingencies, classified as possible loss, are represented as follows:

	December 31, 2012	December 31, 2011

Customer claims (i)	862,100	844,100
Supplier claims (ii)	775,200	699,300
Other civil claims (iii)	362,200	359,600
Tax claims (iv)	490,900	420,400
Labor claims (v)	190,000	145,100
Environmental claims (vi)	116,300	153,300

Total	2,796,700	2,621,800

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(c)      Explanation on the nature of main classes of lawsuits

(i)    Customer claims

Approximately 1,560 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 440 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable. The R$97,278 decrease in the lawsuits classified as probable loss (net of escrow deposits) relates to the payments made in the year and revisions of expectations caused by favorable decisions to the Company in 2012.

(ii)  Supplier claims

Suppliers’ claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable. The R$305,611 decrease in lawsuits whose likelihood of loss is considered probable (net of escrow deposits) is related to the payments made in the period, and the R$75,900 increase in lawsuits whose likelihood of loss is considered possible is related to interest, fees and update of lawsuits in progress.

(iii)    Other civil claims

The Company is a party to several civil lawsuits related to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filled at different court levels, dully accrued when classified as probable losses. The R$13,828 decrease, for lawsuits with probable chances of loss, was due to favorable decisions to the Company and payments made in 2012.

(iv) Tax claims

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

The provision for tax risks refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's Management, accrued when classified as probable loss. The R$70,500 increase in lawsuits with chances of possible losses is mainly related to the restatement deriving from lawsuits filed by the municipality of São Paulo, related to ISS (services tax) collection, as outlined in item “b” below.

(a) In 2006, the Federal Revenue Service, by means of a tax execution, assessed the Company's compliance with the tax obligations related to income tax and social contribution for calendar year 2001, and recognized taxes payable adjusted through December 31, 2012 in the amount of R$389,505 (R$379,277 in December 2011). The Company filed a timely objection and will appeal against the tax assessment at administrative level and in courts. Managements considers that the likelihood of loss of this administrative proceeding is approximately 90% considered remote and 10% possible.

(b) The municipality of São Paulo through law revoked the services tax exemption which until them the company withheld and thereafter issued tax deficiency notices related to the sewage service and ancillary activities, in the updated amount of R$264,627 (December/2011 – R$224,349), which currently are subject-matter of Tax Foreclosures, classified by the Management as possible losses. SABESP filed a writ of mandamus against this revocation, which was rejected, and currently is under phase of appealability of Special and Extraordinary Appeals filed. Writs of prevention and actions for annulment were also filed, aiming the suspension of enforceability of credits and the annulment of tax deficiency notices, as it understands that notwithstanding the exemption revocation, the sewage activities and ancillary activities are not included in the list of activities subject to taxation by municipality. Since there is no final decision on the merit, the Company’s Management assessed the risk as possible losses.

(c) The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates. The amount involved was adjusted through December 31, 2012 and is estimated at R$47,498 (R$44,668 in December 2011). Management assessed it has a possible loss.

(d) The Company requested an authorization to offset the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of the period of July, August and September 2002 against the amount of IRPJ paid in excess in 1997 and 1998, due to monetary restatement over the financial statements (Law 8.200/91), which was anticipated in 1996 due to an injunction, after excluded by giving up the process and adopted the Provisional Measure 38/02. The Administrative Counsel of Fiscal Resources rejected the credit from 1997. The estimated amount is R$42,403 on December 31, 2012 (R$40,976 in December 2011). The Company´s Management assessed this claim as a possible loss.

(e) On June 23, 2010, the Company and the municipality of São Paulo signed an agreement to provide water supply and sewage services. The negotiation of this agreement led to the extinction of some judicial lawsuits, but others were not part of the referred agreement, and lawsuit proceeds as usual.  The remaining judicial lawsuits considered as possible and probable loss are mainly related to taxes and fines. As of December 31, 2012 the amounts of such judicial lawsuits were R$23,882 and R$39,063 (R$27,690 and R$30,118 in December 2011, respectively).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(f) In 2005, the Federal Revenue Service partially rejected the Company´s request of offsetting tax credits related to the Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) in the amount of approximately R$56,118, and R$8,659, respectively, which relate to the period from January to April 2003, for which the Company offset prior year IRPJ and CSLL negative balances. The amounts not ratified by the authority of IRPJ and CSLL are R$11,164 and R$698, totaling R$11,862 million. As the Company obtained a partial favorable decision on this matter, the Company´s Management believe likelihood of loss amounts to R$6,782 (R$6,541 in December 2011) and R$1,157 (R$1,116 in December 2011) are possible and probable, respectively.

(g) SABESP filed two writs of mandamus pleading the declaration of unconstitutional municipal law that levies the collection of taxes deriving from the use of public areas in the water and sewage network installation for the rendering of basic sanitation public utilities. The first writ of mandamus was partially granted relief, but will not have any effect because municipal laws were revoked and the second writ of mandamus awaits judgment on the municipality’s appeal, as this writ of mandamus was granted relief suspending the collection for the use of urban soil and tendering of collateral. The Management assessed the risk as possible loss, but it was not possible to estimate the amount involved, as it would be necessary to know the extension of water and sewage networks and other equipment installed in the municipality’s urban soil (public areas), as well as define the amount of related property based on the metreage applied.

(v)   Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable or possible loss. The Company recognized a provision for claims which likelihood of loss is considered probable. The R$15,162 addition in lawsuits with probable chances of losses is mainly due to the additional provision for issues related to overtime and shift schedule, offset by payments mainly referring to shift schedule. The R$44,900 addition in the lawsuits with possible chances of losses is due to the increased number of lawsuits filed in 2012.

(vi) Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company to date, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

As of December 31, 2012, the total accrued amount represents the R$148,425 (R$121,179 in December 2011).

Among the main lawsuits the Company is involved, there are four public civil actions the subject-matters of which are: a) sentence SABESP to restrain itself from discharging or releasing sewage without due treatment; b) invest in the water and sewage treatment system of the municipality, under the penalty of paying a fine; c) payment of indemnity due to environmental damages, amongst others. On December 31, 2012, the Management classified part of lawsuits as probable chances of losses, in the amount of R$127,514 (December/2011 – R$93,782) and another part as possible losses in the amount of R$85,081.

(vii)   Settlements reached in 2012

During 2012, the Company settled several legal and administrative proceedings, and most of them totaled R$67,417. Out of this amount, R$58,742 refers to investments and R$8,675 refer to environmental compensations, the later, recorded as “other liabilities”, under the Statement of Financial Position. The accumulated balance on December 31, 2012, referring to these environmental liabilities amounted to R$28,976.

(viii) Other concession-related legal proceedings

The Company is a party to concessions-related proceedings, cases in which it can lose the right of operating water supply and sewage collection services in few municipalities, including the following: a) the municipality of Cajobi filed action against SABESP claiming possession, which was granted relief and maintained the municipality in the possession of water and sewage assets and services, assessed as probable losses; b) the municipality of Tarumã filed a writ of prevention against SABESP, and the operation is maintained but the final decision is pending, with expected possible losses; c) The Company filed an ordinary action against the municipality of Santos, the operation is maintained and there is a final decision at the appellate court favorable to SABESP, with expected remote losses; d) The Company filed an ordinary action against the municipality of Presidente Prudente, the operation is maintained and there is an appellate court decision favorable to SABESP, with expected remote losses; e) The Company filed an action to recover possession against the municipality of Álvares Florence, and trial court’s decision was unfavorable to SABESP; the operation is not maintained with expected possible losses; f) The Company filed an action to recover possession against the municipality of Macatuba aiming with injunction return to the possession of facilities under concession, the injunction was rejected and the operation is not maintained in the municipality up to this present date, with expected possible losses; g) The Company filed an action to recover possession against the municipality of Iperó, which was deemed groundless at trial court and appellate court’s decision is pending.

17        Employee Benefits

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(a)      Health benefit plan

The health benefit plan is managed by Fundação SABESP de Seguridade Social - SABESPREV and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company - 7.8% (December 31, 2011 - 7.5%) on average, of gross payroll;

.     Participating employees - 3.21% of base salary and premiums, equivalent to 2.1% of payroll, on average.

(b)      Pension plan benefits

	December 31, 2012	December 31, 2011
Funded plan – G1 (i)
Present value of defined benefit obligations	2,262,440	1,638,220
Fair value of the plan assets	(1,657,608)	(1,203,493)
Unrecognized actuarial gains (losses)	(27,663)	103,892

Net liabilities recognized for defined benefit obligations	577,169	538,619

	December 31, 2012	December 31, 2011
Unfunded plan – G0 (iii)
Present value of defined benefit obligations	1,987,718	1,581,600
Unrecognized actuarial gains (losses) (*)	(440,557)	(69,522)

Net liabilities recognized for defined benefit obligations	1,547,161	1,512,078

Liability as per balance sheet – pension obligations	2,124,330	2,050,697

(*) The increase in 2012 was mainly due to a reduction in the discount rate, from 5.75% in 2011 to 4.0% in 2012. Since the Company applied the “corridor” approach, actuarial losses exceeding the “corridor” limit are accounted for in the following years, as described in Note 2.21 (a).

(i)       Plan G1

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Fundação SABESP de Seguridade Social – SABESPREV, the defined benefit plan is sponsored by similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•    0.53% of the portion of the salary of participation up to 20 salaries; and

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

•    4.5% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2012, SABESP had a net actuarial liability of R$577,169 (R$538,619 as of December 31, 2011) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the related assets; and unrecognized actuarial gains (losses).

	2012	2011
Defined benefit obligation, beginning of year	1,638,220	1,572,933
Service cost	27,764	26,869
Interest cost	176,762	158,069
Actuarial losses (gains)	488,956	(57,583)
Benefits paid	(69,262)	(62,068)

Defined benefit obligation, end of year	2,262,440	1,638,220

	2012	2011
Fair value of plan assets, beginning of year	1,203,493	1,113,189
Expected return on plan assets	147,548	111,307
Actuarial gain (loss)	357,400	18,805
Company's contributions	7,411	8,853
Employees' contributions	11,018	13,407
Benefits paid	(69,262)	(62,068)

Fair value of plan assets, end of year	1,657,608	1,203,493

	2012	2011	2010
Current service cost	27,764	26,869	27,200
Interest cost	176,762	158,069	152,470
Expected return on plan assets	(147,548)	(111,307)	(122,630)
(Gain) or loss amortization	-	-	(10,397)
Curtailment and partial settlement	-	-	(61,377)
Gain not recognized of curtailment	-	-	(15,266)
Subtotal	56,978	73,631	(30,000)
Participants contribution	(11,018)	(13,407)	(15,574)
Total recognized in the income statement	45,960	60,224	(45,574)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

In 2012, the expenses related to defined pension plan amounting to R$32,522, R$5,412 and R$8,026, were recorded in cost of sales and services, selling expenses and administrative expenses, R$46,133, R$7,402 and R$6,689 in 2011 and R$36,936, R$5,388 and R$3,250 in 2010, respectively.

Curtailment and partial settlement

As of July, 2010, aiming at resolving the deficit related to the Defined Benefit Plan (G1), SABESP and SABESPREV have structured a process through which the participants may elect to migrate from the Defined Benefit Plan to a Defined Contribution Plan, the SABESPREV Mais.

The migration from plan G1 to SABESPREV Mais resulted in actuarial gain, related to the proportional part of the employees who migrated, determined by the present value of the assets and liabilities of the pension plan. The Company recognized gain related to curtailment and partial settlement of the present value of the defined benefit pension plan and the fair value of the plan assets, amounting to R$ 61,377 in 2010. The Company also recognized prior actuarial gains amounting to R$ 15,266.

The period for the plan migration (from July to November 2010) was suspended through an injunctive relief granted by the Court of Justice of the State of São Paulo, on October 20, 2010 until the claims from the parties involved are taken into consideration. As of October 20, 2010, 4,023 participants corresponding to 26.0% of the G1 plan migrated to defined contribution plan (Sabesprev Mais).

Estimated expenses	2013
Cost of current service	38,823
Interest cost	206,429
Expected income from plan assets	(151,139)
Participants contribution	(10,876)
Total additional expense to be recognized	83,237

Actuarial assumptions:

	2012	2011	2010

Discount rate – real (NTN-B)	4.10% p.a.	5.75% p.a.	6.0% p.a.
Inflation rate	5.00% p.a.	5.00% p.a.	4.0% p.a.
Expected rate of return on assets	9.30% p.a.	12.53% p.a.	10.2% p.a.
Future salary increase	7.10% p.a.	7.10% p.a.	6.1% p.a.
Mortality table	AT-2000	AT-2000	AT-83

Assumptions regarding future mortality experience are set based on mortality table AT-2000 (90% of mortality table AT83). The change did not cause a relevant impact and this table is more adherent to the plan population.

The number of active participants as of December 31, 2012 was 9,283 (9,833 as of December 31, 2011), and of inactive participants was 6,328 (5,936 as of December 31, 2011).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Sensitivity analysis of the pension plan as of December 31, 2012 regarding the changes in the main weighted assumptions are:

Funded plan - G1
	Change in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 0.5%	Decrease of 6.87%
	Decrease of 0.5%	Increase of 7.70%
Wage increase rate	Increase of 0.5%	Increase of 2.83%
	Decrease of 0.5%	Decrease of 2.53%
Life expectation	Increase of 1 year	Increase of 1.73%

Plan assets

The plan investment policies and strategies are aim at getting consistent returns and reduce the risks associated to the utilization of financial assets available on the Capital Markets through diversification, considering factors, such as the liquidity needs and the long-term nature of the plan liability, types and availability of financial instruments in the local market, general economic conditions and forecasts as well as requirements under the law. The plan's asset allocation management strategies are determined with the support of reports and analysis prepared by SABESPREV and independent financial consultants:

Segment	December 31, 2012	December 31, 2011
Fixed rate securities	67%	69%
Equity securities	16%	17%
Structured investment	14%	9%
Real estate	2%	3%
Loans	1%	2%
Total	100%	100%

Restrictions with respect to asset portfolio investments, in the case of federal government securities:

i) papers securitized by the National Treasury will not be permitted;

ii) exposure to fluctuations in exchange rates will not be permitted, in the portfolio and derivatives should only be used to hedge existing exposure.

Restrictions with respect to asset portfolio investments, in the case of variable-income securities for external management, are as follows:

i) day-trade operations will not be permitted;

ii) sale of uncovered share is prohibited;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

iii) swap operations without guarantee are prohibited;

iv) leverage will not be permitted, i.e., operations with derivatives representing leverage of asset or selling short, such operations cannot result in losses higher than invested amounts.

SABESPREV does not have in its investment portfolio fixed income securities issued by the Company as of December 31, 2012 and 2011. The real estate held in the portfolio is not used by the Company.

The plan assets had a return of 16.7% in 2012, 13.7% in 2011 and 13.4% in 2010.

The Company expects contributions to Plan G1 for the year ending December 31, 2013 in the amount of R$10,876.

The Company and Sabesprev are in process of negotiation to resolve the actuarial deficit, by continuing migrating participants from the Defined Benefit Plan to Sabesprev Mais Plan. Management expects to reduce the actuarial deficit due to the change of the referred plans.

(ii)     Private pension plan benefits – Defined contribution

As of December 31, 2012, Sabesprev Mais plan, based on defined contribution, had 4,569 active and assisted participants.

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

Regarding the Sabesprev Mais plan, the commitment to all participants who migrated up to December 31, 2012, as per the actuarial report, amounted to R$12,441 (R$14,688 in December 2011) referred to active participants. The Company has made payments in the amount of R$7,496 in 2012 (R$10,241 in 2011 and R$13,256 in 2010).

(iii)    Plan G0

Pursuant to Law 4,819/58, employees who provided services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as receivables from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of December 31, 2012, the Company recorded a defined benefit obligation for Plan G0 of R$1,547,161 (R$1,512,078 in December 2011).

	2012	2011

Defined benefit obligation, beginning of year	1,581,600	1,638,036
Service cost	400	548
Interest cost	167,387	161,718
Actuarial (gain) losses	(371,035)	(94,281)
Benefits paid	(132,704)	(124,421)

	1,987,718	1,581,600
Unrecognized gains (losses)	(440,557)	(69,522)

Defined benefit obligation, end of year	1,547,161	1,512,078

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

The amounts recognized in the statement of income are as follows:

	2012	2011	2010

Cost of current service	400	548	9
Interest cost	167,387	161,718	135,344
Amortized (gain) / losses	-	157,527	-

Total	167,787	319,793	135,353

In 2012, 2011 and 2010, the expense related to the defined benefit obligation under Plan G0 was recorded in administrative expenses.

Estimated expenses	2013

Cost of current service	296
Interest cost	176,470
Total additional expenses to be recognized	176,766

The principal actuarial assumptions used:

	2012	2011	2010

Discount rate – real	4.0% p.a.	5.75% p.a.	6.0% p.a.
Inflation rate	5.0% p.a.	5.0% p.a.	4.0% p.a.
Future salary increase	7.1% p.a.	7.1% p.a.	6.1% p.a.
Mortality table	AT-2000	AT-2000	AT-83

Assumptions regarding future mortality experience are set based on mortality table AT-2000 (90% of mortality table AT83). The change did not cause a relevant impact and this table is more adherent to the plan population.

The number of active participants of Plan - Go as of December 31, 2012 was 27 (36 as of December 31, 2011). The number of beneficiaries, retirees and dependents as of December 31, 2012 was 2,318 (2,259 on December 31, 2011).

The benefit payable from the Go pension plan expected for 2013 is R$142,267.

The sensitivity analysis of total liabilities of pension plan on December 31, 2012 to the changes in the main weighted assumptions is:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Plan - G0
	Change in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 0.5%	Decrease of 4.96%
	Decrease of 0.5%	Increase of 5.42%
Wages increase rate	Increase of 0.5%	Increase of 0.01%
	Decrease of 0.5%	Decrease of 0.01%
Life expectation	Increase of 1 year	Increase of 2.34%

(c)        Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and Sabesp. The period covered represents the Company fiscal year, which starts in January and ends in December. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached. As of December 31, 2012 the profit distribution amounted to R$60,479 (R$56,576 in 2011 and R$52,600 in 2010).

18        Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also records the amounts payable from the percentage in the revenues of São Paulo local government (Note 10 d (v)).

19        Equity

(a) Authorized capital

The Company is authorized to increase capital by up to R$10,000,000 (R$10,000,000 in December 2011), based on a Board of Directors' resolution, after submission to the Fiscal Council.

(b) Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 227,836,623 registered, book-entry common shares as of December 31, 2012 and 2011, without par value, held as follows:

Before Stock Split on April 22, 2013

	December 31, 2012		December 31, 2011
	Number of shares	%	Number of shares	%
São Paulo State Department of Finance	114,508,086	50.26%	114,508,086	50.26%
Companhia Brasileira de Liquidação e Custódia	57,523,374	25.25%	52,990,545	23.26%
The Bank Of New York ADR Department (equivalent in shares) (*)	55,602,286	24.40%	60,144,856	26.40%
Other	202,877	0.09%	193,136	0.08%

	227,836,623	100.0%	227,836,623	100.0%

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

After Stock Split on April 22, 2013

	December 31, 2012		December 31, 2011
	Number of shares	%	Number of shares	%
São Paulo State Department of Finance	343,524,258	50.26%	343,524,258	50.26%
Companhia Brasileira de Liquidação e Custódia	172,570,122	25.25%	158,971,635	23.26%
The Bank Of New York ADR Department (equivalent in shares) (*)	166,806,858	24.40%	180,434,568	26.40%
Other	608,631	0.09%	579,408	0.08%

	683,509,869	100.0%	683,509,869	100.0%

(*)       Each ADR corresponds to 2 shares. As of January 24, 2013, each ADR corresponds to 1 share. See Note 29(v)

Subscribed and paid-in capital was represented by 227,836,623 registered, book-entry common shares, without par value as of January 1, 2012 and December 31, 2012; there was no change during the year.

On April 22, 2013 the Shareholders approved the stock split in the annual Shareholders’ meeting. The stock split was in a portion of 1 (one) to 3 (three) and the total common shares became 683,509,869. The owner of one share will receive 2 (two) more shares.

As required by IAS 33, the Company adjusted retrospectively the calculation of basic and diluted earnings per share and per ADS for the period presented.

(c) Dividends

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income under Brazilian GAAP, calculated according to the Brazilian Corporate Law. The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders' Meeting that approved them mature in favor of the Company.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

	2012	2011	2010

Net income for the year	1,911,900	1,223,419	1,630,447
(-) Legal reserve - 5%	(95,595)	(61,171)	(81,522)

	1,816,305	1,162,248	1,548,925

Minimum mandatory dividend - 25% (R$0.66, R$ 0.43 and R$ 0.57 as of December 31, 2012, 2011 and 2010, respectively, per share and per ADS)	454,076	290,562	387,231

On April 23, 2012, the Shareholders’ General Meeting approved the distribution of dividends as interest on shareholders’ equity amounting to R$578,705, for the 2011 fiscal year. Therefore, the amount of R$288,143 related to the surplus minimum mandatory dividends of 25%, set forth in the Bylaws, recorded in the 2011 equity under “Additional proposed dividends” was transferred to current liabilities, and these amounts were paid in June 2012. The R$578,705 interest on shareholders’ equity, net of withholding income tax of R$40,882, totaled R$537,823.

The Company proposed dividends as interest on shareholders’equity in the amount of R$534,277 corresponding to R$2.345 per common share.  This interest on shareholders’ equity, net of income tax of R$39,863, totaled R$494,414 to be approved on the Shareholders’ Meeting to be held on April 22, 2013.

The Company declared dividends payable as interest on shareholders’ equity in the amount of R$454,076, which considers the minimum dividend amount set forth in the Bylaws. The amount exceeding the minimum mandatory dividend due in the year of R$80,201, was reclassified in equity to the “Additional proposed dividends” account.

The balance payable as of December 31, 2012 was R$414,355, net of withholding income tax.

(d) Capital reserve

The capital reserve includes tax incentives and donations received by the company and may only be used for future capital increases.

(e) Legal reserve

Earnings reserve - legal reserve is a requirement for all Brazilian corporations and represents accrual of 5% of annual net income determined based on Brazilian law, up to 20% of capital. However, the Company is not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to the other established capital and earnings reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve may only be used to increase the capital stock or to offset losses. Therefore, they are not available for the payment of dividends.

(f) Investments reserve

Earnings reserve - investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems, based on capital budget approved by the Management.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

As of December 31, 2012 and 2011, the balance of investment reserve totaled R$4,690,619 and R$3,408,591, respectively.

Pursuant to Paragraph four of Article 29 of the by-laws, the Board of Directors may propose to the Shareholders’ Meeting that the remaining balance of net income for the year, after deducting the legal reserve and minimum mandatory dividends, be allocated to an investment reserve that will comply with the following criteria:

I-             its balance, jointly with the balance of the other profit reserves, except for reserves for contingencies and realizable profits, may not exceed the capital stock;

II-               the reserve is intended to guarantee the investment plan and its balance may be used:

a) to absorb losses, whenever necessary;

b) to distribute dividends, at any moment;

c) in share redemption, reimbursement or purchase transactions authorized by             law;

d) to increase capital stock.

(g)      Allocation of profit for the year

		2012
(+)	Net income for the year	1,911,900
(-)	Legal reserve – 5%	95,595
(-)	Minimum mandatory dividends	454,076
(-)	Additional proposed dividends	80,201
Investment reserve recorded in 2012		1,282,028

(h)      Retained earnings (accumulated losses)

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve at year end.

20       Earnings per Share

Basic and diluted

Basic earnings per share is calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	2012	2011	2010

Income attributable to the Company’s shareholders	1,911,900	1,223,419	1,630,447
Weighted average number of common shares issued (*)	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	2.80	1.79	2.39

Basic and diluted earnings per ADS (reais per ADS)	2.80	1.79	2.39

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(*) On January 10, 2013, the board of directors approved the change in the number of American Depositary Receipts (“ADRs”), negotiated in the New York Stock Exchange (“NYSE”), from actual 1 ADR to 2 shares to 1 ADR to 1 share. As required by IAS 33, the Company adjusted retrospectively the calculation of basic and diluted earnings per share and per ADS for the periods presented.

21        Segment information

Management, comprised by the Board of Directors and the Board of Executive Officers, has determined the operating segments used to make strategic decisions, as water supply and sewage services.

(i)    Income statement

	2012
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating revenue - from external customers	4,947,860	3,986,838	2,474,612	11,409,310

Gross sales deductions	(362,259)	(292,616)	-	(654,875)

Net operating revenue - from external customers	4,585,601	3,694,222	2,474,612	10,754,435

Costs, selling and administrative expenses	(3,414,352)	(2,051,250)	(2,423,797)	(7,889,400)

Income from operations before other operating expenses, net	1,171,249	1,642,972	50,815	2,865,035

Other operating expenses, net				(19,775)

Financial result, net				(301,356)

Income from operations before taxes				2,543,904

Depreciation and amortization	404,803	335,344	-	740,147

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

	2011

	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating revenue - from external customers	4,610,204	3,699,916	2,234,778	10,544,898

Gross sales deductions	(334,616)	(268,645)	-	(603,261)

Net operating revenue - from external customers	4,275,588	3,431,271	2,234,778	9,941,637

Costs, selling and administrative expenses	(3,309,145)	(2,001,647)	(2,186,320)	(7,497,112)

Income from operations before other operating expenses, net	966,443	1,429,624	48,458	2,444,525

Other operating expenses, net				(90,138)

Financial result, net				(633,641)

Income from operations before taxes				1,720,746

Depreciation and amortization	415,065	353,704	-	768,769

	2010

	Water	Sewage	Reconciliation to the financial statements (**	)	Total per Income Statement

Gross operating revenue - from external customers	4,257,158	3,398,733	2,130,684		9,786,575

Gross sales deductions	(314,282)	(241,266)	-		(555,548)

Net operating revenue - from external customers	3,942,876	3,157,467	2,130,684		9,231,027

Costs, selling and administrative expenses	(2,789,529)	(1,690,084)	(2,081,081)		(6,560,694)

Income from operations before other operating expenses, net	1,153,347	1,467,383	49,603		2,670,333

Other operating expenses, net					1,830

Financial result, net					(379,407)

Income from operations before taxes					2,292,756

Depreciation and amortization	291,841	260,343	-		552,184

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Explanation on the reconciliation items for the Financial Statements: the impacts on gross revenues from sales and services and in costs are as follows:

		Year ended December 31,
		2012	2011	2010

Gross revenue from construction recognized under IFRIC 12	(a)	2,474,612	2,234,778	2,130,684
Construction costs recognized under IFRIC 12	(a)	(2,423,797)	(2,186,320)	(2,081,081)
Construction margin		50,815	48,458	49,603

(a)  Revenue from concession construction contracts is recognized in accordance with IAS 11 Construction Contracts, using the percentage-of-completion method. See Notes 2.5 (b) and 2.10 (a).

(ii)   Intangible assets

Reportable segment’s intangible assets are reconciled to total assets as follows:

	December 31, 2012	December 31, 2011
Intangible asset:
Water supply	9,138,295	8,237,071
Sewage services	11,211,925	10,584,402

Segment assets for reportable segments	20,350,220	18,821,473

Other intangible assets	1,641,702	1,320,204

Total intangible assets	21,991,922	20,141,677

There are no liabilities allocated to the reportable segments.

22       Revenue per Region

(a) Net operating revenue:

	2012	2011	2010
Revenue by region
Metropolitan region of São Paulo	6,625,041	6,144,669	5,699,618
Regional Systems (i)	2,309,657	2,165,451	1,956,273
Gross revenue from construction	2,474,612	2,234,778	2,130,684
Service taxes and deductions	(654,875)	(603,261)	(555,548)

Total Net operating revenue (ii)	10,754,435	9,941,637	9,231,027

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(i)  Including the municipalities operated in inland and at the coast of the State of São Paulo.

(ii) Net operating revenue increased by 8.2% as of December 31, 2012 over 2011. The volume billed was up 2.7% as of December 31, 2012 and the tariff adjustment has been 5.15% since September 2012 and 6.83% since September 2011. Net operating revenue increased 7.7% as of December 31, 2011 over 2010. The volume billed was up 3.1% as of December 31, 2011 and the tariff adjustment has been 6.83% since September 2011 and 4.1% since September 2010.

(b) Reconciliation between gross revenue and net revenue:

	2012	2011	2010

Gross revenue from sales and/or services	8,934,698	8,310,120	7,655,891
Construction revenue (Note 10 c)	2,474,612	2,234,778	2,130,684
Sales tax	(654,875)	(603,261)	(555,548)
Net revenues	10,754,435	9,941,637	9,231,027

23       Operating Costs and Expenses

	2012	2011	2010

Cost of sales and services
Salaries and payroll charges	1,225,452	1,132,403	994,631
Pension obligations (i)	36,480	49,374	(11,799)
Construction costs (Note 10 c)	2,423,797	2,186,320	2,081,081
General supplies	169,389	147,464	135,113
Treatment supplies	177,965	154,867	136,546
Outsourced services	725,471	668,994	603,924
Electricity	589,512	583,418	529,480
General expenses	400,719	369,054	202,645
Depreciation and amortization	716,613	739,083	522,927

	6,465,398	6,030,977	5,194,548

Selling expenses
Salaries and payroll charges	198,959	194,832	185,012
Pension obligations (i)	6,054	7,942	(1,375)
General supplies	8,327	7,703	6,488
Outsourced services	205,568	201,955	216,038
Electricity	629	622	775
General expenses	78,021	78,660	69,581
Depreciation and amortization	8,021	7,435	3,922
Allowance for doubtful accounts, net of recoveries (Note 7(c))	192,295	120,393	232,505

	697,874	619,542	712,946

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

	2012	2011	2010
Administrative expenses
Salaries and payroll charges	171,927	160,262	141,749
Pension obligations (i)	104,717	262,597	93,683
General supplies	5,244	4,267	5,167
Outsourced services	148,405	125,502	150,300
Electricity	1,492	1,052	1,268
General expenses	209,765	208,978	172,241
Depreciation and amortization	15,513	22,251	25,335
Tax expenses	69,065	61,684	63,457

	726,128	846,593	653,200

Cost, Sales and Administrative expenses
Salaries and payroll charges	1,596,338	1,487,497	1,321,392
Pension obligations (i)	147,251	319,913	80,509
Construction costs (Note 10 c)	2,423,797	2,186,320	2,081,081
General supplies	182,960	159,434	146,768
Treatment supplies	177,965	154,867	136,546
Outsourced services	1,079,444	996,451	970,262
Electricity	591,633	585,092	531,523
General expenses	688,505	656,692	444,467
Depreciation and amortization	740,147	768,769	552,184
Tax expenses	69,065	61,684	63,457
Allowance for doubtful accounts, net of recoveries (Note 7(c))	192,295	120,393	232,505

	7,889,400	7,497,112	6,560,694

(i) The decrease in pension obligations is due to an increase in actuarial liabilities referring to additional retirement and pension benefits granted by State Law 4819/58 (Plan G0), in the amount of R$157,527, which impacted the first quarter of 2011.

24       Financial income and expenses

	2012	2011	2010

Financial expenses
Interest and charges on loans and financing – local currency	(306,794)	(355,526)	(388,502)
Interest and charges on loans and financing – foreign currency	(87,800)	(79,816)	(50,797)
Other financial expenses	(36,394)	(21,743)	(56,551)
Income tax on international remittances	(11,660)	(9,795)	(3,412)
Inflation adjustment on loans and financing (i)	(34,599)	(48,878)	(87,330)
Inflation adjustment on Sabesprev Mais deficit(ii)	(1,525)	(1,794)	-
Other inflation adjustments (iii)	(6,657)	(41,449)	(1,248)
Interest and inflation adjustments on provisions	(97,393)	(143,765)	(201,627)

Total Financial expenses	(582,822)	(702,766)	(789,467)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

	2012	2011	2010
Financial income
Inflation adjustment gains (iv)	66,514	89,361	120,779
Income on short-term investments	163,421	271,973	137,720
Interest and other income	102,106	104,592	85,415

Total Financial income	332,041	465,926	343,914

Financial, net before exchange rate changes	(250,781)	(236,840)	(445,553)

Foreign exchange result, net
Exchange rate changes on loans and financing	(50,523)	(382,304)	66,191
Other exchange rate changes	(56)	(97)	(214)
Exchange gains	4	(14,400)	169

	(50,575)	(396,801)	66,146

Financial income (expenses), net	(301,356)	(633,641)	(379,407)

(i)          This inflation adjustment derives from changes in the indexes defined in loan agreements, such as, UPR, IPCA, CDI and TJLP, corresponding to 0.3%, 5.8%, 6.9% and 5.5%, respectively, in 2012 (1.2%, 6.5%, 10.9% and 6.0%, respectively, in 2011 and 0.7%, 5.9%, 10.6% and 6.0%, respectively, in 2010). The exposures to these rates are shown in Note 3.1.

(ii)        This inflation adjustment derives from the change in the National Consumer Price Index (INPC) rate of 6.2% in 2012 (6.1% in 2011 and 6.5% in 2010), which is used to adjust the balance of SABESP’s commitment in relation to the deficit of the Sabesprev Mais pension plan.

(iii)      Other expenses related to inflation adjustment mainly arises from the adjustment of liabilities referring to investment commitments required by the public-private partnerships and mainly from program contracts indexed by the IPC and IPCA of 5.7% and 5.8% in 2012, 6.4% and 6.5% in 2011 and 6.2% and 5.9% in 2010, respectively.

(iv)       These inflation adjustment mainly arises from the changes in the adjustment indexes of overdue trade receivables which can be IPCA (5.8% in 2012, 6.5% in 2011 and 5.9% in 2010) or IPC-Fipe (Consumer Price Index, 5.1% in 2012, 5.8% in 2011 and 6.4% in 2010), depending on the contract date, and escrow deposits, which are adjusted by the index defined by the Judiciary Branch, which varied between 6.0% in 2012 and 6.2% in 2011.

25       Other operating income (expenses), net

	2012	2011	2010

Other operating income	71,764	72,501	39,456
Other operating expenses (i)	(91,539)	(162,639)	(37,626)

Other operating income (expenses), net	(19,775)	(90,138)	1,830

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, and indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA and Aqualog projects and services.

Other operating expenses consist mainly of write-off of property, plant and equipment due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment.

(i) mainly refers to the allowance for losses of the municipality of Diadema in 2012, totaling R$60.295, and the municipality of Mauá in 2011, totaling R$85,918.

26       Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below are the main committed amounts as of December 31, 2012:

	1 year	1-3 year	3-5 year	More than 5 years	Total
Contractual obligations - Expenses	1,145,001	912,264	37,078	996	2,095,339
Contractual obligations – Investments	1,258,344	746,046	25,811	-	2,030,201
Total	2,403,345	1,658,310	62,889	996	4,125,540

27       Additional cash flow information

Non-cash transactions:

	December 31, 2012	December 31, 2011	December 31, 2010

Interest capitalized	296,671	261,900	228,899
Contractors	67,631	33,937	14,365
Program contract commitments	75,434	43,325	62,748
Leases	166,166	49,609	-
Construction margin	50,815	47,589	49,603

28       Events after the reporting period

(i)       Debentures

17th issue of Debentures

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

On February 25, 26 and 27, 2013, the Company registered, respectively, the 1st, 2nd and 3rd series of the 17th issue of nonconvertible unsecured debentures, in three series for public offering, according to Brazilian Securities and Exchange Commission (CVM) Instruction 400, with the following characteristics:

Issue date: January 15, 2013

Series: Three

Total amount: R$1,000,000,000.00 (one billion reais)

Quantity: 100,000 (one hundred thousand)

Unit amount: R$10,000.00 (ten thousand reais)

Series 1

Amount: R$424,680,000.00 (four hundred twenty four million, six hundred eighty thousand reais)

Quantity: 42,468 (forty-two thousand, four hundred and sixty-eight)

Payment: semi-annually

Amortization: 3 annual installments – January 15, 2016 (33%), 2017 (33%) and 2018 (balance)

Early redemption: none

Interest: DI plus 0.75% p.a.

Series 2

Amount: R$395,230,000.00 (three hundred ninety-five million two hundred and thirty thousand reais)

Quantity: 39,523 (thirty-nine thousand, five hundred and twenty-three)

Payment: annually

Amortization: 2 annual installments – January 15, 2019 and 2020

Early redemption: none

Interest: IPCA plus 4.50% p.a.

Series 3

Amount: R$180,090,000.00 (one hundred eighty million, ninety thousand reais)

Quantity: 18,009 (eighteen thousand and nine)

Payment: annual

Amortization: 3 annual installments – January 15, 2021 (33%), 2022 (33%) and 2023 (balance)

Early redemption: none

Interest: IPCA plus 4.75% p.a.

The proceeds from the issue of debentures will be exclusively used as follows: (i) five hundred million reais (R$500,000,000.00) to repay financial commitments falling due in 2013; and (ii) five hundred million reais (R$500,000,000.00) for the early redemption of debentures or other Company’s debt.

There is no estimate of optional early redemption.

11th issue of Debentures

On March 1, 2013, the Company fully redeemed the balance of series 1 of the 11th issue of debentures, in the amount of R$1,060,428.

(ii)     BNDES - Tietê Project Phase II

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Loan Agreement 01.2.619.3.1 and Onlending Agreement no 10/669.748-6 signed on August 4, 2002, which had the financial settlement of all obligations deriving from loan and onlending agreements in force, considering that the last installment of interest and amortization was paid on February 15, 2013.

(iii)    BNDES - Tietê Project Phase III.

In February 2013, Companhia de Saneamento Básico do Estado de São Paulo – SABESP obtained a loan with the Brazilian Development Bank (BNDES), referring to the project to execute the Third Stage of the Tietê River Depollution Program, financed by the Inter-American Development Bank (IADB). The amount contracted is R$1,350 million and aims at implementing collectors, interceptors, collection networks and residential sewer connections, and expand the sewage treatment capacity in the metropolitan region of São Paulo. The agreement is effective for 180 months, with a 36-month grace period and finance charges of TJLP + 1.66% p.a.

(iv)     PPP – São Lourenço Production System

On February 7, 2013, the Company started the bidding process of Sabesp International Bidding CSS 16.402/2012 – Public-Private Partnership, by means of Administrative Concession, for the rendering of operation and maintenance services of São Lourenço Production System.

(v)      Change in the number of shares – ADRs

The Company’s Board of Directors, in a meeting held on January 10, 2013, approved (i) the change in the number of shares backing the Company’s American Depositary Receipts (“ADRs”), traded on the U.S. market at the New York Stock Exchange (“NYSE”) from current ratio of one (1) ADR to two (2) common shares to the new ratio of one (1) ADR to one (1) common share issued by the Company, mainly to promote the liquidity of these instruments; and (ii) the proposal for the stock split of common shares issued by SABESP, in ratio to be still defined by the Management, which will be appropriately submitted to the analysis of SABESP’s shareholders at the Extraordinary Shareholders’ Meeting and once approved, shall result in the amendment to Article 3 of SABESP’s Bylaws, as the number of shares representing the Company’s capital stock will be changed according to the ratio to be defined.

(vi)     Allocation of profit

As of April 22, 2013 the Shareholders approved the allocation of profit of 2012 proposed by the board of Directors, as described in the Note 19 (g), in the annual Shareholders’ meeting. Therefore, the Company’s proposed additional dividends amounting to R$ 80,201 were declared on April 22, 2013.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

(vii)   Stock split

As of April 22, 2013 the Shareholders approved the stock split in the annual Shareholders’ meeting. The stock split was in a portion of 1 (one) to 3 (three) and the total common shares became 683,509,869. The owner of one share will receive 2 (two) more shares.

(viii) Tariff

According to the ARSESP Deliberation 406 and article 28 of the Tariff Regulations System, approved by the State decree 41,446 on December 16, 1996, the Board of Directors approved the application of the tariff increase at 2.3509% in the actual tariffs.

The Regulation and Fiscalization fees of 0.5%, authorized by Deliberation 406, will be applied after concluding the operational adjustments to inform the fees in the invoices.

On Abril 4, 2013 the Company filed Reconsideration of Decision at ARSESP, related to the terms in Deliberation 406 to preserve the Company’s interests in the tariff revision process.

The ARSESP approved the Deliberation 413, suspendind the Deliberation 407, postponing the repass of the municipalities charges, established in the Program Agreements and Services Contract,  in the tariffs to the moment of the definitive result of the tariffs revision.

(ix)    EMAE

With respect to the matter mentioned in note 8(b), in February 2012, the decision to submit to arbitration was established by the judge during the first hearing, which is subject to appeal. The Company filed a request for suspension which was rejected. In 2013 EMAE filed and arbitration process. SABESP will take all the available judicial actions to defend its position. The Company’s management assessed this risk as possible loss, and it is not possible to estimate the total amount since it was not defined in the process.

(x)      Program contracts

In 2013, the Company signed Program Contracts with the municipalities of Presidente Prudente, Embu-Guaçu, Glicério and Ibirá to provide sanitation services.

* * *