Form 20-F
period 2013-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2014-04-28
CIK 1170858

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20‑F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

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

Rui de Britto Álvares Affonso
raffonso@sabesp.com.br
(+55 11 3388 8247)
Rua Costa Carvalho, 300 05429‑900 São Paulo, SP, Brazil

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares[1], without par value	New York Stock Exchange[2]*
American Depositary Shares, evidenced by American Depositary Receipts, each representing one Common Share	New York Stock Exchange

1 On April 22, 2013, our shareholders approved a stock split, following which each common share represented three new common shares.

2 Until January 23, 2013, each American Depositary Share represented two common shares.  As of January 24, 2013, each American Depositary  Share represents one Common Share.

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

TABLE OF CONTENTS

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We maintain our books and records in reais.  We prepare our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.  Our financial statements as of December 31, 2013 and 2012 and for the three years ended December 31, 2013 have been audited, as stated in the report appearing herein, and are included in this annual report on Form 20-F.

We restated our financial statements as of and for the years ended December 31, 2012 and 2011 as a result of the adoption, as of January 1, 2013, of two new standards issued by the IASB: IAS 19 (Employee Benefits – as revised in 2011) and IFRS 11 (Joint Arrangements).  These new standards were applied retrospectively to 2012 and 2011 pursuant to IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) for comparison purposes.  The adoption of these new standards impacted several line items of our financial statements.  One of these impacts relates to the method of accounting for the results of joint-ventures, which are now recognized using the equity method of accounting instead of the proportional consolidation method we used prior to the adoption of the IFRS 11.  See note 4.1 to our financial statements for a description of these standards and their impact on our financial statements.

Convenience Translations

We have translated some of the real amounts contained in this annual report into U.S. dollars.  The rate used to translate such amounts in respect of the year ended December 31, 2013 was R$2.3426 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect on December 31, 2013, as reported by the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.  See “Item 3.A. Selected Financial Data—Exchange Rates” for more detailed information regarding the Brazilian foreign exchange system and historical data on the exchange rate of the real against the U.S. dollar.

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

•                     “São Paulo metropolitan region,” with respect to our operations, are to the area where the Metropolitan executive office operates, comprising 37 municipalities, including the city of São Paulo;

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

Market Information

We make statements in this annual report about our market share and other information relating to Brazil and the industry in which we operate.  We have made these statements on the basis of information from third‑party sources and publicly available information that we believe is reliable, such as information and reports from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, and the State Data Analysis System Foundation (Fundação Sistema Estadual de Análise de Dados); or SEADE, among others.  We have no reason to believe any of this information is inaccurate in any material respect.

References to urban and total population in this annual report are estimated based on a research prepared by SEADE:  “Projections for the State of São Paulo – Population and Residences until 2025” (Projeções para o Estado de São Paulo – População e Domicílios até 2025).

Our contracts and the Municipalities We Serve

Throughout this document, we refer to the 363 municipalities we serve and to our 365 water contracts.  This difference results from the fact that we have two partial water contracts with the municipality of Mogi das Cruzes.  These contracts are partial because pursuant to them we serve only two neighborhoods of this municipality and, as a result, do not include Mogi das Cruzes in the total of municipalities we serve.

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

•                     the impacts on our business of the water consumption reduction incentive program and of any other  measures we may need to take until the level of our reservoirs is normalized and sufficient to supply the customers in the São Paulo metropolitan region;

•                     decisions by the São Paulo State Department of Water and Energy (DAEE) and the National Water Agency (ANA) limiting the volume of water that may be drawn from the Cantareira System, the main water system we use to serve the São Paulo Metropolitan Region, and the measures that we may be required to take to ensure the provision of water to our customers; and

•                     other risk factors as set forth under “Item 3.D. Risk Factors.”

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

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

A.         Selected Financial Data

The following selected financial data should be read in conjunction with our financial statements (including the notes thereto), “Item 5.  Operating and Financial Review and Prospects” and “Presentation of Financial and Other Information.”

The selected financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 have been derived from our financial statements, prepared in accordance with IFRS, and included in this annual report.  As described above and in further detail in note 4.1 to our audited financial statements, our financial data as of and for the years ended December 31, 2012 and 2011 was restated as a result of the retrospective adoption of certain new accounting standards.  The selected financial data as of and for the years ended December 31, 2010 and 2009 have been derived from our financial statements, prepared in accordance with IFRS, which is not included in this annual report.  Because these financial statements, and the financial data derived therefrom, were not restated to reflect the adoption of the new standards described above, they are not comparable to our financial statements, and the financial data derived therefrom, as of and for the years ended December 31, 2013, 2012 and 2011 (see note 4.1 to our audited financial statements).

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares since January 1, 2009 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.”

The following tables present our selected financial data as of and for each of the periods indicated.

IFRS Summary Financial Data	Year ended December 31,
	2013	2013	2012(3)	2011(3)	2010(4)	2009(4)
	(in millions of U.S. dollars)	(in millions of reais, except per share and per ADS(1) data)
Statement of operations data:
Net operating revenues	4,830.3	11,315.6	10,737.6	9,927.4	9,231.0	8,579.5
Cost of sales and services	(2,909.7)	(6,816.3)	(6,449.9)	(6,018.7)	(5,194.5)	(5,087.3)
Gross profit	1,920.6	4,499.3	4,287.7	3,908.7	4,036.5	3,492.2
Selling expenses	(272.0)	(637.1)	(697.3)	(619.3)	(712.9)	(614.4)
Administrative expenses	(311.2)	(729.1)	(717.4)	(683.6)	(653.2)	(717.1)
Operating profit	1,339.9	3,138.8	2,843.3	2,512.0	2,672.2	2,120.3
Financial income (expenses), net	(206.3)	(483.2)	(295.7)	(633.0)	(379.4)	(10.0)
Net income	821.1	1,923.6	1,911.9	1,380.9	1,630.5	1,507.7

Earnings per share – basic and diluted(2)	1.20	2.81	2.80	2.02	2.39	2.21
Earnings per ADS – basic and diluted(*)(2)	1.20	2.81	2.80	2.02	2.39	2.21

Dividends and interest on shareholders’ equity per share(2)	0.29	0.67	0.66	0.43	0.57	0.58
Dividends and interest on shareholders’ equity per ADS(*)(2)	0.29	0.67	0.66	0.43	0.57	0.58
Weighted average number of common shares outstanding(2)		683,509,869	683,509,869	683,509,869	683,509,869	683,509,869

______________

(1)   American Depositary Shares, or ADSs.

(2)   On April 22, 2013, our shareholders approved a stock split, following which each common share represented three new common shares. Therefore, per share information in the selected financial data has been revised to give effect to the stock split retrospective to all periods presented.

(3)   Data for 2012 and 2011 have been restated in application of IAS 19 – Employee Benefits (as revised in 2011) and IFRS 11 – Joint Arrangements, as described in note 4.1 to our financial statements.  With respect to IAS 19 – Employee Benefits, the principal adjustment is the change in the accounting record method of actuarial gains and losses, such that accumulated differences between actuarial estimates and actual obligations are recognized in Other Comprehensive Income when they occur.  With respect to IFRS 11 – Joint Arrangements, the results of the joint-ventures Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina, Águas de Castilho, Saneaqua Mairinque, Aquapolo Ambiental and Attend Ambiental are recognized using the equity method of accounting in 2013, 2012 and 2011 rather than through proportional consolidation as previously.

(4)   Data for 2010 and 2009 have not been restated in application of IAS 19 – Employee Benefits (as revised in 2011) and IFRS 11 – Joint Arrangements, described in note 4.1 to our financial statements. In particular, data for 2010 and 2009 reflect the results of the joint-ventures Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina, Águas de Castilho, Saneaqua Mairinque, Aquapolo Ambiental and Attend Ambiental through proportional consolidation in 2010 and 2009, as opposed to the equity method of accounting applicable in 2013, 2012 and 2011.

(*)   On January 10, 2013, the ratio of American Depositary Receipts (“ADRs”) to common shares changed from 1:2 to 1:1.  We have adjusted the earnings per ADS and dividends and interest on shareholders’ equity per ADS for prior years for comparison purposes on the table above.

	As of December 31,
	2013	2013	2012(3)	2011(3)	2010(4)	2009(4)
	(in millions of U.S. dollars)	(in millions of reais)
Balance sheet data:
Property, plant and equipment	85.2	199.5	196.7	181.6	249.6	190.4
Intangible assets	10,179.4	23,846.2	21,967.5	20,125.7	18,546.8	16,917.5
Total assets	12,069.6	28,274.3	26,476.1	24,983.2	23,350.6	20,243.1
Current portion of long-term loans and financing	273.6	640.9	1,342.6	1,629.2	1,242.1	1,009.9
Long‑term loans and financing	3,760.4	8,809.1	7,532.7	6,794.1	7,022.5	5,548.0
Interest on shareholders’ equity payable	195.1	457.0	414.4	247.5	354.3	365.4
Total liabilities	6,549.8	15,343.5	15,219.4	14,438.3	13,668.8	11,804.5
Equity	5,519.9	12,930.8	11,256.8	10,544.9	9,681.8	8,438.6
Capital stock	2,648.2	6,203.7	6,203.7	6,203.7	6,203.7	6,203.7

Other financial information:
Cash generated from operating activities	1,185.5	2,777.2	2,343.2	2,698.6	2,083.0	2,072.5
Cash used in investing activities	(973.9)	(2,281.5)	(1,996.7)	(1,883.2)	(2,091.4)	(1,964.0)
Cash provided by (used in) financing activities	(268.8)	(629.7)	(572.7)	(661.3)	1,226.5	36.9
Purchases of intangible assets and property, plant and equipment as presented in our statement of cash flow	(997.1)	(2,335.8)	(2,026.1)	(2,068.8)	(1,901.5)	(1,982.4)

Operating Data
	As of and for the year ended December 31,
	2013	2012	2011	2010	2009
Number of water connections (in thousands)	7,888	7,679	7,481	7,295	7,118
Number of sewage connections (in thousands)	6,340	6,128	5,921	5,718	5,520
Percentage of population with water connections (in percentages)	99	99	99	99	99
Percentage of population with sewer connections (in percentages)	84	83	82	81	80
Percentage of treated sewer(5) (in percentages)	78	77	76	75	74
Volume of water billed during period (in millions of cubic meters)	2,149	2,094	2,045	1,992	1,917
Non-revenue water during period (average) (in percentages)(6)	24.4	25.7	25.6	26.0	26.0
Water Loss Index during period (average) (in percentages) (6)	31.2	31.1	32.0	32.3	32.4
Water loss per connection per day (average)(7)	372	393	395	403	402
Number of employees	15,015	15,019	14,896	15,330	15,103

______________

(5)   Treated sewage as a percentage of collected sewage.

(6)   Includes both physical and non-physical water loss.  Non-revenue water represents the quotient of (i) the difference between (a) the total amount of water produced by us less (b) the total amount of water invoiced by us to customers minus (c) the volume of water that we exclude from our calculation of water loss (as described in the paragraph below), divided by (ii) the total amount of water produced.  The Water Loss Index represents the quotient of (i) the difference between (a) the total amount of water produced by us less (b) the total amount of water micro-measured by us to customers minus (c) the volume of water set out below that we exclude from our calculation of water loss, divided by (ii) the total amount of water produced.

        We exclude the following from our calculation of water loss:  (i) water discharged for periodic maintenance of water  transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to favelas (shantytowns).

(7)   Measured in liters/connection per day, according to the method by which we measure water loss, based on worldwide market practice for the sector.  See “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Loss.”

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

The Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies in recent decades.  Between 2003 and mid‑2008, the real appreciated significantly against the U.S. dollar with the exchange rate reaching R$1.634 in August 2008.  Primarily as a result of the global financial crisis, the real depreciated 32.0% against the U.S. dollar during 2008 and closed the year at R$2.337 per US$1.00.  The real  strengthened again by 25.5% in 2009 and 4.3% in 2010, but depreciated against the U.S. dollar by 12.6% in 2011, 8.94% in 2012 and 14.63% in 2013. On December 31, 2013, 2012 and 2011, the real/U.S. dollar exchange rate was R$2.3426, R$2.0435 and R$1.8758 per US$1.00, respectively.

The Central Bank sometimes intervenes in the market to combat instability in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate through a currency band system or other procedure.  The real may fluctuate against the U.S. dollar substantially in the future.  For further information on this risk, see “Item 3.D. Risk Factors—Risks Relating to Brazil—Exchange rate instability may adversely affect us and the market price of our common shares or ADSs.”

Exchange rate fluctuations will affect the U.S. dollar equivalent of the real price of our common shares on the São Paulo Stock Exchange (BM&FBOVESPA S.A. ‑ Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA, as well as the U.S. dollar equivalent of any distributions we make in reais with respect to our common shares.

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	R$ per US$1.00
Year ended December 31,	Year end	Average(1)	High	Low
2009	1.7412	1.9935	2.4218	1.7024
2010	1.6662	1.7593	1.8811	1.6554
2011	1.8758	1.6746	1.9016	1.5345
2012	2.0435	1.9550	2.1121	1.7024
2013	2.3426	2.1605	2.4457	1.9528

	R$ per US$1.00
Month ended	Period end	Average	High	Low
October 31, 2013	2.2026	2.1886	2.2123	2.1611
November 30, 2013	2.3249	2.2954	2.3362	2.2426
December 31, 2013	2.3426	2.3455	2.3817	2.3102
January 31, 2014	2.4263	2.3822	2.4397	2.3335
February 28, 2014	2.3334	2.3837	2.4238	2.3334
March 31, 2014	2.2630	2.3261	2.3649	2.2603
April 16, 2014	2.2342	2.2310	2.2811	2.1974

______________

Source:  Central Bank

(1)   Average of the exchange rates on the last day of each month.

The following tables set forth the selling rate, expressed in reais  per Japanese Yen (R$/¥1.00):

	R$ per ¥1.00
Year ended December 31,	Year end	Average(1)	High	Low
2009	0.0188	0.0213	0.0268	0.0186
2010	0.0205	0.0201	0.0212	0.0183
2011	0.0243	0.0211	0.0249	0.0186
2012	0.0237	0.0245	0.0263	0.0211
2013	0.0223	0.0221	0.0248	0.0196

	R$ per ¥1.00
Month ended	Period end	Average	High	Low
October 31, 2013	0.0224	0.0224	0.0228	0.0219
November 30, 2013	0.0227	0.0229	0.0235	0.0225
December 31, 2013	0.0223	0.0227	0.0233	0.0223
January 31, 2014	0.0237	0.0229	0.0239	0.0224
February 28, 2014	0.0224	0.0233	0.0238	0.0228
March 31, 2014	0.0219	0.0277	0.0233	0.0219
April 16, 2014	0.0218	0.0217	0.0219	0.0215

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

Brazil has experienced extremely high rates of inflation in the past.  Inflation and the Brazilian government’s measures to combat inflation have had significant negative effects on the Brazilian economy, contributing to economic uncertainty and heightened volatility in the Brazilian securities market.  The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth.  The Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), or SELIC, the official overnight interest rate in Brazil, equaled 9.90%, 7.14% and 10.91% at the end of 2013, 2012 and 2011, respectively, in line with the target rate set by the Brazilian Committee on Monetary Policy (Comitê de Política Monetária).

The Brazilian annual inflation rates, as measured by the General Market Price Index (Índice Geral de Preços—Mercado), or IGP‑M index, were 5.51%, 7.81% and 5.1% during 2013, 2012 and 2011, respectively.  Brazilian governmental actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation.  If Brazil experiences high inflation again, our costs and expenses may rise, we may be unable to increase our tariffs to counter the effects of inflation, and our overall financial performance may be adversely affected.  In addition, a substantial increase in inflation may weaken investors’ confidence in Brazil, causing a decrease in the market price of our common shares or ADSs.

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

The Brazilian currency experienced frequent and substantial devaluations in relation to the U.S. dollar and other foreign currencies during the decades leading up to the mid-1990s.  Throughout this period, the Brazilian government implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini‑devaluations (during which the frequency of adjustments ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets.  From time to time since that period, there have continued to be significant fluctuations in the exchange rate between the Brazilian real and the U.S. dollar and other currencies.  For example, the real appreciated 13.8%, 9.5% and 20.7% against the U.S. dollar in 2005, 2006 and 2007, respectively.  In 2008, primarily as a result of the global financial crisis, the real depreciated 32.0% against the U.S. dollar and closed the year at R$2.337 per US$1.00.  The real  strengthened again by 25.5% in 2009 and 4.3% in 2010, but depreciated against the U.S. dollar by 12.6% in 2011, 8.94% in 2012 and 14.63% in 2013. On December 31, 2013, 2012 and 2011, the real/U.S. dollar exchange rate was R$2.343, R$2.043 and R$1.876 per US$1.00, respectively.  There can be no assurance that the real will not depreciate further against the U.S. dollar.  As of April 16, 2014, the commercial selling rate as reported by the Central Bank was R$2.2342 per US$1.00.

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

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected because our tariff revenue and other sources of income are denominated solely in reais.  In addition, because we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  We had a total foreign currency denominated debt of R$3,698.6 million as of December 31, 2013 and we anticipate that we may incur additional amounts of foreign currency denominated debt in the future.  In 2013, our results of operations were negatively affected by the 14.64% depreciation of the real against the U.S. dollar, and an appreciation of the real against the yen by 5.91% which led to a R$267.8 million negative impact on our foreign exchange result, net.  We do not currently have any derivative instruments in place to protect us against a devaluation of the real  in relation to any foreign currency.  A devaluation of the real may adversely affect us and the market price of our common shares or ADSs.

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

As it owns the majority of our common shares, the State of São Paulo is able to determine our operating policies and strategy, control the election of a majority of the members of our board of directors and appoint our senior management.  As of April 16, 2014, the State owned 50.3% of our outstanding common shares.  Both through its control of our board of directors as well as by enacting State decrees, the State has in the past directed our company to engage in business activities and make expenditures that promoted political, economic or social goals but that did not necessarily enhance our business and results of operations.  The State may direct our company to act in this manner again in the future.  These decisions by the State may not be in the interests of our non-controlling, including holders of ADSs.  See “Item 5.A. Operating and Financial Review and Prospects—Certain Transactions with Controlling Shareholder.”

Following the elections for State governor in 2010, the new governor appointed Ms. Dilma Seli Pena as our chief executive officer in 2011 at the meeting of the board of directors held on January 27, 2011.  In late March 2014, Mr. Alberto Goldman temporarily assumed the position of chairman of the board of directors.  The new chairman of the board of directors will be elected for a term of two years at the shareholders’ meeting to be held on April 30, 2014.  Future changes in policy by State government may cause changes in all or some of the members of our management, which may have a material adverse effect on our business and results of operations.

The State and some State entities owe us substantial unpaid debts.  We cannot assure you as to when or whether the State will pay us.

Historically, the State and some State entities have delayed payment of substantial amounts owed to us related to water and sewage services. Additionally, the State also owes us substantial amounts related to reimbursements of State‑mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us.  As of December 31, 2013, the State owed us R$63.9 million for water and sewage services.  With respect to payment of pensions on behalf of the State, we had a non-contested reimbursement credit in the amount of R$179.1 million as of December 31, 2013 for actuarial liability, and a contested credit amount of R$1,412.5 million as of the same date.  We do not record this contested amount as a reimbursement credit for actuarial liability due to the uncertainty of payment by the State.  In addition, as of December 31, 2013, we had a provision for an actuarial liability in the amount of R$1,780.3 million in respect of future supplemental pension payments the State does not accept responsibility for paying.  The amounts owed to us by the State for water and sewage services and reimbursements for pensions paid may increase in the future.

We have entered into agreements with the State to settle the overdue amounts that relate to water and sewage services.  For a detailed discussion of these agreements, see “Item 7.B. Related Party Transactions, Agreements with the State of São Paulo” and Note 9 of our financial statements.

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

In addition, certain municipalities and other government entities also owe us money.  See “Risks Relating to Our Business—We may face difficulties in collecting overdue amounts owed to us by municipalities to which we provide water on a wholesale basis and municipal government entities.”

A state controlled company that has a concession to produce energy in the Guarapiranga and Billings reservoirs may require us to pay damages for the use of water from these reservoirs.

Empresa Metropolitana de Águas e Energia S.A., or EMAE, may require us to financially compensate them for our use of water from the Guarapiranga and Billings reservoirs, which they view as a loss of electricity that could otherwise be generated and sold. As such, EMAE has requested compensation from us. In the event water from these reservoirs were no longer made available to us, we would have to bring water in from locations farther away, which would increase the risk of not being able to provide adequate service in the region and increase the costs of water transportation.

The majority shareholder of both EMAE and us, the State of São Paulo, may force a resolution regarding the dispute of water use from the Guarapiranga and Billings reservoirs, which may have an adverse effect on our business. Currently, this matter is under judicial review due to various actions brought by EMAE.  On April 10, 2014, we issued and Announcement to the Market to communicate that we are negotiating with EMAE regarding a potential future agreement.  However, no adjustment has been confirmed and no agreement has been executed by either party as of yet.

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

We may also be required to pay additional maintenance and operational costs for our use of reservoirs.  If we were required to pay substantial charges or additional maintenance or operational costs for our use of these reservoirs, we could be materially and adversely affected.

Risks Relating to Our Business

Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business.

The Basic Sanitation Law No. 11,445 went into effect in early 2007, and although in 2010 Federal Decree No. 7,217 (as modified by Federal Decree No. 8,211/14) implemented a first series of new principles under the Basic Sanitation Law, the full implementation of a number of its provisions remains subject to regulations that the federal government has not yet published.  As a result, we cannot currently anticipate all the effects that the Basic Sanitation Law and the decree will have on our business and operations, if any.

The Basic Sanitation Law requires states to establish independent regulators with the responsibility of monitoring basic sanitation services and regulating tariffs, and in response São Paulo State established in 2007 the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP), which regulates and supervises the basic sanitation services that we provide in municipalities that have agreed to come under ARSESP’s jurisdiction.

In 2009, ARSESP enacted rules regarding the following: (i) general terms and conditions for water and sewage services; (ii) procedures for communication regarding any failure in our services; (iii) penalties for deficiencies in the provision of basic sanitation services; and (iv) procedures for confidential treatment of our customers’ private information. The implementation of these and other more recent rules will particularly impact our commercial and operations processes, and may adversely affect us in ways we cannot currently predict.  Implementation of these rules started in 2011 and is expected to continue for the next few years. For more information, see “Item 4.B. Business Overview—Government Regulation—ARSESP Rule Enactments”.

In 2011, ARSESP altered the standard contract that we are required to use in our relationships with retail customers.  This alteration requires that invoices be sent to the consumer of the service rather than the owner of the property.  We estimate that this change will affect ongoing legal disputes, particularly those regarding collection procedures, as well as business discussions in general.  However, since this change is still being implemented, we are not currently able to predict its impact on our business.

The Basic Sanitation Law also allows municipalities to create their own regulatory agencies rather than being regulated by ARSESP.  As a result, a number of municipalities have created their own regulatory agencies.  If other municipalities create new agencies or retain regulatory powers, we will be subject to their regulation and to any limitations on our services that such agencies may set.  We are involved in legal proceedings that dispute the authority of these new agencies to regulate us.  We cannot foresee any changes that any such new agencies may implement regarding our business.  If any such changes are unfavorable, they could materially and adversely affect us.

For more information on ARSESP regulations, see “Item 4.B. Business Overview—Tariff Government Regulation—Tariff Regulation in the State of São Paulo” and “ARSESP Rule Enactments—Consumer Relations in the State of São Paulo.”

New joint entities have been, and may continue to be, set up to oversee basic sanitation services in metropolitan regions, including the São Paulo metropolitan region.  We cannot predict how the shared management of these operations will be carried out in the São Paulo metropolitan region and other metropolitan regions we operate or what effect this may have on our business, financial condition or results of operations.

There are some pending cases before the Brazilian Supreme Court regarding whether the right to execute concession and program agreements in metropolitan regions belongs to the State or the municipal government.  On February 28, 2013, the Brazilian Supreme Court decided a pending case on this matter related to the State of Rio de Janeiro.  A majority of the court held that the State of Rio de Janeiro and its municipal governments must set up new joint entities to oversee the planning, regulation and auditing of basic sanitation services in metropolitan regions.  On March 6, 2013, the court ruled that this decision would come into effect after a 24-month period over the State of Rio de Janeiro.  Such decision may be considered a relevant precedent on this matter and therefore similar decisions may be taken on other pending cases as well as on new cases that can be initiated.  The Supreme Court has yet to clarify the effects and extension of its decision. The São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis), one of which new decisions on such pending or new cases may apply, accounted for 73.2% of our gross revenue from services in 2013 (excluding revenues relating to the construction of concession infrastructure).  We cannot predict how the shared management of these operations could be carried out in the São Paulo metropolitan region and other municipalities we operate or what effect it may have on our business, financial condition or results of operation.

The terms of our agreement to provide water and sewage services in the City of São Paulo could have a material adverse effect on us.

The provision of water and sewage services in the City of São Paulo accounted for 53.6% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure) in the year ended December 31, 2013.

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

In application of the convênio, we executed a separate contract with the State and the City of São Paulo, also dated June 23, 2010, to regulate the provision of these services for the following 30 years.  The principal terms of this contract are as follows:

•                     The total investment stated in the contract must be equal to 13% of gross revenues from the provision of services to the City of São Paulo, net of the taxes on revenues, which total approximately R$600 million per year.

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

We currently have an investment plan in place that reflects these obligations and addresses their compatibility with the sanitation plans for municipalities in which we operate, including the City of São Paulo and the Metropolitan region.  The investment plan is not irrevocable and will be reviewed by our management committee every four years, particularly with respect to the investments to be executed in the subsequent period.

Because we were not previously required to transfer 7.5% to the São Paulo Municipal Sanitation and Infrastructure Fund as described above, our existing tariff and adjustment formulas do not account for this requirement. Nonetheless, ARSESP is required to ensure that the tariffs will adequately compensate us for the services we provide, which includes the pass-through to tariffs.

•                     In April 2013, ARSESP issued Resolution No. 407 authorizing us to pass through to the service bill the 7.5% transfer to the São Paulo Municipal Sanitation and Infrastructure Fund as a legal charge, as defined by municipal legislation.  Pursuant to the Program Contracts and the Sewage and Water Supply Service Contracts, this charge must be considered in the tariff revision.

•                     In April 2013, ARSESP issued Resolution No. 413, which effectively suspended Resolution No. 407 until the tariff revision process is concluded, thereby postponing our authorization to pass the charge through to consumers on the service bill. The postponement of Resolution No. 407 was due to a request from the São Paulo State Government to analyze, among other things, methods of reducing the impact on consumers.  Although Resolution No. 407 establishes the conclusion of the tariff review as the date for the implementation of the pass-through, we cannot be certain when Resolution No. 407 will be implemented.

•                     In April 2014, ARSESP issued Resolution No. 484, which establishes the conclusion of the tariff revision.  No decision was made in relation to the 7.5% charge to our consumers, and we do not know when a final decision will be reached.  We cannot know when we will be able to pass the 7.5% charge to consumers on the service bill.

Since 2010, we have transferred approximately R$ 1.1 billion to the São Paulo Municipal Sanitation and Infrastructure Fund, as of December 2013.  We cannot assure you when and how we will recover this amount.

We cannot assure you that this charge will eventually be passed through to customers or that the continued delay in passing on the charge to customers will not affect our financial condition.  For further information on ARSESP regulations, see “Item 4.B. Business Overview—Government Regulation—Tariff Regulation in the State of São Paulo” and “Government Regulation—Public Consortia and Cooperation Agreement Law for Joint Management.”

We currently lack formal agreements or concessions with 61 of the municipalities to which we provide service, and 38 of our existing concession agreements will expire between 2014 and 2034.  We may face difficulties in continuing to provide water and sewage services in return for payment in these and other municipalities, and we cannot assure you that they will continue to purchase services from us on the same terms or at all.

As of December 31, 2013, we held formal 30‑year agreements with 265 municipalities (including the City of São Paulo) of the 363 municipalities we serve.  We executed 7 of these agreements during 2013.  The 265 municipalities with which we had formal agreements at year-end accounted for 72.9% of our total revenues for the year ended December 31, 2013, and 64.6% of our intangible assets as of December 31, 2013.  Of the 61 served municipalities for which we lacked formal agreements at year-end, we were in the process of actively renegotiating with all municipalities, including the municipality of Santos.  Together, these 61 municipalities accounted for 16.1% of our total revenues for the year ended December 31, 2013 and 25.1% of our intangible assets as of that same date.  Between 2014 and 2034, 38 of our existing concession agreements will expire.  These 38 concession agreements accounted for 9.0% of our total revenues for the year ended December 31, 2013 and 8.0% of our intangible assets as of that same date.

We may not be able to continue providing service on current terms, or at all, in the municipalities for which we do not have formal agreements, including the 61 for which we are renegotiating expired agreements.  In particular, the lack of formal concessions or contractual rights in these municipalities means that we may not be able to enforce our right to continue to provide services and we may face difficulties in being paid on a timely basis, or at all, for the services that we provide.  If we are successful in renegotiating the expired agreements, or executing formal agreements with the municipalities for which we have never had agreements, those agreements may not contain terms that are as favorable as those under which we currently operate.  We cannot make any such assumption because the Basic Sanitation Law prevents us from planning, regulating and monitoring our services and it requires more stringent control by the municipalities or by ARSESP.  The municipalities for which we do not have formal agreements may choose to start providing water and sewage services directly themselves, or may run public tenders to select another provider.  They may set eligibility requirements for which we do not qualify and, if we do qualify and participate in these tenders, we may not win.  In addition, our ability to continue operating without formal agreements may be modified or cancelled by federal, state or municipal governments, court decisions or other factors.

Any of these events could have a material adverse effect on our business, results of operations and financial condition.  See “Item 4.B. Business Overview—Our Operations” and “Government Regulation—Public Consortia and Cooperation Agreement Law for Joint Management.”

In the municipalities with which we did not have formal agreements by December 31, 2013, we continued operating with municipal approval or with judicial support.

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

In 1997, the municipality of Santos enacted a law in order to repossess our water and sewage systems in Santos.  We have adopted the necessary judicial measures to contest this and continue to operate our services in Santos as of December 31, 2013. We filed an ordinary suit against the municipality of Santos, and our operation is still in place. The appellate court issued a decision that is favorable to us, and we consider the risk of loss as remote.

In 1995, the municipality of Diadema terminated its concession agreement with us.  We commenced legal proceedings against the municipality, which were settled in 1996, but the municipality did not comply with the terms of the settlement.  In December 2008, we entered into a memorandum of understanding with the State of São Paulo, the municipality of Diadema and the State Secretariat for Sanitation and Water Resources, previously known as the State Secretariat for Sanitation and Energy (Secretaria de Saneamento e Energia do Estado de São Paulo).  Under this memorandum of understanding the parties agreed to conclude negotiations and settle all outstanding amounts, and we agreed to stay the collection proceedings we had filed against the municipality.  In 2011, we and the municipality of Diadema agreed to develop shared infrastructure for water and sewage services through a mixed capital company to be called Companhia de Água e Esgoto de Diadema, or CAED.  Studies regarding the establishment of CAED have been discontinued, and on March 18, 2014, we executed a contract to resume direct supply of water and sewage services to the municipality of Diadema.  Concurrently, we entered an agreement with Diadema to resolve water supply-related debt and indemnities.  Guarantees are in place if the municipality of Diadema breaches its agreement with us.

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

As of December 31, 2013, our total accounts receivable was R$4,372.2 million.  Of this amount, certain municipalities to which we provide water on a wholesale basis owed us R$1,917.9 million, and certain municipal government entities owed us R$679.6 million.  Of the total amount owed by municipalities, R$205.2 million was overdue by between 30 and 360 days and R$1,645.3 million was overdue by over 360 days.

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

Our capital expenditure program will require resources of approximately R$12.8 billion in the period from 2014 through 2018.  In 2013 we recorded R$2.7 billion in capital expenditures.

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

We are subject to extensive Brazilian federal, state and municipal laws and regulations relating to the protection of human health and the environment.  These laws and regulations set potable water standards and limit or prohibit the discharge or spillage of effluent produced in our operations, particularly raw sewage.  We occasionally suffer accidents such as leakages or breaks in pipes that could lead to liability for damages under environmental law.  We could be subject to various types of criminal, administrative and civil proceedings for non‑compliance with environmental laws and regulations, which could expose us to penalties and criminal sanctions, such as fines, closure orders and significant indemnification obligations.  The scope and enforcement of environmental laws in Brazil are becoming more stringent, and our capital expenditures and environmental compliance costs may increase substantially as a result.  These expenses may lead us to reduce expenditure on strategic investments, which could harm our business.  In addition, Brazilian courts are enforcing environmental laws more stringently than in the past, which may result in fines or liability for damages that are significantly higher than those we currently anticipate.  We are party to various environmental proceedings that could have a material adverse impact on us, including civil processes and investigations relating to the release of untreated sewage into waterways and the disposal of sludge generated by treatment plants.  Any unfavorable judgment in relation to these proceedings, or any material unforeseen environmental liabilities, may have a material adverse effect on us.  For further information on these proceedings, see “Item 8.A. Financial Information – Financial Statements and Other Financial Information – Legal Proceedings.” For further information on investments in environmental programs, see “Item 4.A - Main Projects of our Capital Expenditure Program,” “Item 4.B – Business Overview – Sewage Treatment and Disposal ,” “Item 4.B – Business Overview - Environmental Matters” and “Item 4.B – Business Overview - Environmental Regulation.”

New laws and regulations relating to climate change and changes in existing regulation, as well as the physical Effects of Extreme Weather Events, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.

Current federal, state and municipal laws and regulations on climate change establish global goals, which we intend to meet, concerning greenhouse gas emissions and this may require us to increase our investments in order to comply with these laws. Currently, however, if we increase our capital expenditures for this purpose, we may be required to reduce expenditures on other strategic investments.

In addition, climate change may lead to increases in extreme weather events such as droughts or torrential rain, which may affect our ability to deliver our services and require us to take action such as:

•                     investing in seeking new water sources located further from major consumer centers;

•                     investing in new technologies;

•                     improvement of water conservation practices and demand management alternatives such as economic mechanisms or educational programs; and

•                     increasing our reserve capacity.

An increase in sea levels could cause additional intrusion of salt water in the river estuaries where we abstract water for treatment, which could generate problems in our water treatment in coastal areas by damaging our collection networks.  Additionally, increases in air temperature could affect demand for water.  Climate change may also reduce water levels in the reservoirs that power hydroelectric plants in Brazil, which may cause energy shortages and increase electricity prices, which may adversely affect our costs and operations.

We cannot predict all of the Effects of Extreme Weather Events, which makes it difficult to predict necessary investments.  We have not provisioned any funds for climate change events as current technology and scientific understandings of climate change make it difficult to predict potential expenses and liabilities.

We may be required to adopt new norms to improve our energy use efficiency and minimize the release of greenhouse gases when we renew the environmental licenses for the systems already in operation or when we obtain environmental licenses for new enterprises.

We may need to make substantial new expenditures, either to comply with new environmental regulations linked to climate change or to prevent or correct the physical Effects of Extreme Weather Events, any of which could have a material adverse effect on our results of operations.

For more information, see “Item 4.B. Business Overview—Environmental Matters—Climate Change Regulations: Reduction of Greenhouse Gases (GHG).”

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

•                     The increasing degradation of watershed areas may affect the quantity and quality of water available to meet demand from our customers.  See “Item 4.A. History and Development of the Company—Capital Expenditure Program” and “—Main Projects of Our Capital Expenditure Program.”

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

•                     In addition to the risks discussed under “— New laws and regulations relating to climate change and changes in existing regulation, as well as the physical Effects of Extreme Weather Events, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us,” we are exposed to various weather-related risks, since our financial performance is closely linked to climate patterns.  The expected increase in the frequency of extreme weather conditions in the future may adversely affect both the quality and quantity of waters available for abstraction, treatment, and supply.  Droughts could adversely affect the water supply systems, resulting in a decrease in the volume of water distributed and billed as well as in the revenue derived from water supply services.  An increase in heavy rainfall could impact water quality and the regular operation of water sources, including abstraction of waters from our dams, due to increased soil erosion, silting, pollution and eutrophication of aquatic ecosystems.  See “Item 5.A. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects of Extreme Weather Events – Drought.”

•                     We are dependent upon energy supplies to conduct our business.  Any shortages or rationing of energy may prevent us from providing water and sewage services, and may also cause material damage to our water and sewage systems when we resume operations.  Also, we may not be able to pass on any significant increases in energy tariffs to our customers.  See “Item 4.B. Business Overview—Energy Consumption.”

•                     We depend on a usage rights grant from ANA and DAEE to extract water in the Cantareira System.  In 2013, the Cantareira system accounted for 47.1% of the water that we supplied to the São Paulo metropolitan region (including the municipalities to which we supplied water on a wholesale basis), which represented 73.2% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure) for the year.  The Cantareira System usage rights grant was renewed in 2004 and will expire in August 2014.  We are working to renew this grant for a period of 30 years and to maintain the same withdrawal supply rights of 33 m³/s granted in 2004.  Due to current climate conditions, particularly the severe drought, the renewal process is temporarily suspended.  In addition, the current drought may provide a new context for definition of the rules related to the grants for the right to use water and we cannot guarantee that we will be able to renew the grant in accordance with the conditions we requested.

Any of the above may have a material adverse effect on us.

Droughts, the water consumption reduction program or other measures may result in a significant decrease in the volume of water billed and the revenues from services we provide, which may have a material adverse effect on our company.

We experience decreases in our water supply from time to time due to droughts.  Part of the southeastern region of Brazil, particularly the southern region of Minas Gerais State and the Piracicaba river basin (from which we extract the water used in the Cantareira System), and the northern area of the São Paulo metropolitan region experienced below average rainfall in 2012.  The drought worsened in late 2013 and early 2014, with rainfall being significantly below average, which resulted in lower reservoir water levels in the Cantareira System during the rainy season, from October 2013 to March 2014.  This was particularly the case for the Cantareira System, the largest system of the Metropolitan Region of São Paulo.

In order to minimize the effects of this drought, in February 2014 we approved a water consumption reduction incentive program based on a bonus system, pursuant to which customers served by the Cantareira System who achieve a 20% reduction in water consumption are entitled to a 30% discount on their service bill.  Initially, this incentive program was scheduled to last seven months from February 1, 2014 or until the water level in the reservoirs is normalized and sufficient to supply the customers in the São Paulo metropolitan region served by the Cantareira System.  However, in April 2014 the incentive program was extended for the entire São Paulo metropolitan region until the end of 2014 or until the water level in the reservoirs is normalized.  As a result of the drought and low water volume in the Cantareira System, the São Paulo State Department of Water and Energy (DAEE) and the National Water Agency (ANA) determined that, as of March 10, 2014, we must temporarily restrict the flow of water from the Cantareira System from 33 m³/s to 27.9 m³/s.  In order to continue to meet consumer demand with a restricted water supply, we are increasing our use of other water systems.  This may lead to an increase in our costs to serve customers in the São Paulo metropolitan region.  If the situation in the reservoirs affected by the drought does not improve, we may be obligated to take more drastic measures.

As a result of this drought and of the measure imposed by the DAEE and ANA, our volume of water and sewage billed may decrease throughout 2014.  In addition, our operating costs may increase as a result of additional capital expenditures required to mitigate the effects of this drought on our water production systems.  We cannot assure you that the consumption reduction incentive program will be the only mitigating measure we take to address the severe drought.  Although we expect our billing amount to decrease, due to volume decrease and bonus payments, we cannot estimate the impact of this program on our revenues.  In addition, we cannot assure you that any continuous drought in the future will not have any impact on our covenant clauses or any material and adverse effects on our water supply and thus our business and results of operations.

Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on us.

We are party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among others, civil, tax, labor, corporate and environmental issues.  As of December 31, 2013, the total value of all outstanding claims against us was R$38,604.6 million (net of R$323.4 million in court deposits).  A substantial monetary judgment against us in one or more of these legal proceedings may have a material adverse effect on our financial condition.  We have provisioned a total aggregate amount of R$1,180.4 million (net of court deposits) as of December 31, 2013 to cover probable losses related to legal proceedings.  This provision does not cover all legal proceedings involving monetary claims filed against us and it may be insufficient to cover our liabilities related to these claims.  Any unfavorable judgment in relation to these proceedings may have a material adverse effect on us.  For more information, see “Item 8.A. Financial Information—Financial Statements and Other Financial Information—Legal Proceedings.”

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

Investing in securities from emerging markets such as Brazil involves greater risk than investing in securities of issuers in major securities markets, and these investments are often considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets.  The ten largest companies in terms of market capitalization represented approximately 51.2% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2013.  The top ten stocks in terms of trading volume accounted for approximately 41.3%, 43.0% and 47.2% of all shares traded on the BM&FBOVESPA in 2013, 2012 and 2011, respectively.

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

Under our bylaws, any disputes among us, our shareholders and our management with respect to the Novo Mercado rules, Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”) and Brazilian capital markets regulations will be resolved by arbitration conducted pursuant to the BM&FBOVESPA Arbitration Rules in the Market Arbitration Chamber.  Any disputes among shareholders and ADR holders, and any disputes between us and our shareholders and ADR holders, will also be submitted to arbitration.  As a result, a court in the United States might require that a claim brought by an ADR holder predicated upon the U.S. securities laws be submitted to arbitration in accordance with our bylaws.  In that event, a purchaser of ADSs would be effectively precluded from pursuing remedies under the U.S. securities laws in the U.S. courts.

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

Holders of our ADSs do not have the same voting rights as our shareholders.

Holders of our ADSs do not have the same voting rights as holders of our shares. Holders of our ADSs are entitled to the contractual rights set forth for their benefit under the deposit agreements. ADS holders exercise voting rights by providing instructions to the depositary, as opposed to attending shareholders meetings or voting by other means available to shareholders. In practice, the ability of a holder of ADSs to instruct the depositary as to voting will depend on the timing and procedures for providing instructions to the depositary, either directly or through the holder’s custodian and clearing system. The deposit agreement also provides that if the depositary does not receive any instructions from a holder of ADRs, the ADR holder may be deemed to have given a discretionary proxy to a person designated by our company and the underlying shares may be voted by such person.  However, we chose not to designate any person to exercise these deemed proxy rights with respect to the annual general meeting held to approve our financial statements for 2013, and ADSs for which no specific voting instructions were received by the Depositary were therefore not voted at that meeting.

ITEM 4.            INFORMATION ON THE COMPANY

A.      History and Development of the Company

Overview

Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a mixed capital company (sociedade de economia mista) with limited liability.  We were incorporated on September 6, 1973 under the laws of the Federative Republic of Brazil.  We are registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo) under registration number NIRE 35300016831.  Our principal executive offices are located at Rua Costa Carvalho, 300, 05429‑900 São Paulo, SP, Brazil.  Our telephone number is +55 11 3388‑8000.  Our agent for service of process in the United States is CT Corporation System, with offices at 818 West Seventh Street – Team 1, Los Angeles, CA 90017.  We are allowed to operate, in a subsidiary form, in other Brazilian locations and abroad.  See “Item 4.B. Business Overview—Government Regulation—Public Consortia and Cooperation Agreement Law for Joint Management.”

We believe we are one of the largest water and sewage service providers in the world (based on the number of customers in 2012, according to the 14th edition of the Pinsent Masons Water Yearbook 2012-2013).  We operate water and sewage systems in the State of São Paulo, which includes the city of São Paulo, Brazil’s largest city.  According to the IBGE, the State of São Paulo is Brazil’s most populous state and the state with the highest gross domestic product, or GDP, in Brazil.  For the year ended December 31, 2013, we generated net revenue of R$11,315.6 million and net income of R$1,923.6 million.  Our total assets amounted to R$28,274.3 million and our total shareholders’ equity amounted to R$12,930.8 million as of December 31, 2013.

As of December 31, 2013, we provided water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 363 of the 645 municipalities in the State of São Paulo, including the city of São Paulo.  Substantially all of our concessions or program agreements have 30‑year terms.  At year-end 2013 we lacked formal agreements for 61 of the municipalities we serve, each of which we are in the process of actively renegotiating, including in the municipality of Santos.  From January 1, 2014 through 2034, 38 further concessions will expire, and we will seek to replace them with program agreements. In addition to the 363 municipalities we served, we also provided water service to the municipality of Mogi das Cruzes, pursuant to two partial water contracts under which we service only certain neighborhoods of that municipality. See “Presentation of Financial and Other Information—Other Information—Our Contracts and the Municipalities We Serve.”

We also supply water on a wholesale basis to 6 municipalities in the São Paulo metropolitan region in which we do not operate water distribution systems (together covering a total estimated urban population of approximately 3.5 million).  Five of these municipalities also utilize our sewage treatment services.  For the year ended December 31, 2013, the São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis) accounted for 73.2% of our gross operating revenue (excluding revenues relating to the construction of concession infrastructure), while the Regional Systems accounted for 26.8%.

As of December 31, 2013, we provided water services through 7.9 million water connections to approximately 24.6 million people, representing approximately 59% of the urban population of the State of São Paulo, and had a water coverage ratio of approximately 99% in respect of all regions.  As of that date, we provided sewage services through 6.3 million sewage connections to approximately 21.5 million people and had an effective sewage coverage ratio of 84%.  As of December 31, 2013, we operated using 69,619 kilometers of water pipes and water transmission lines and 47,103 kilometers of sewer lines.

We also provide water and/or sewage services to 4 other municipalities through special purpose companies.  In addition, we provide consulting services regarding the rational use of water and commercial and operational management in Panama and Honduras through a partnership with Latin Consult. In addition we set up two new activities in partnership with other companies:  Aquapolo Ambiental S.A., a joint venture with a private sanitation services operator, which commenced operations in the second half of 2012 and operates the largest water recycling facility in the southern hemisphere, with capacity to supply up to 1,000 liters per second to industries in the Capuava petrochemical cluster in the São Paulo metropolitan region; and Attend Ambiental, a joint venture with Estre Ambiental S.A., which is constructing a pre-treatment plant for non-domestic effluent in the São Paulo metropolitan region that is expected to commence operations in the first half of 2014.

The State of São Paulo, our controlling shareholder, is required by law to own at least 50% plus one of our common shares.  As of April 16, 2014, the State owned 50.3% of our outstanding common shares.  As a mixed capital company, we are an integral part of the State governmental structure.  Our strategy and major policy decisions are formulated in conjunction with the State Secretariat for Sanitation and Water Resources as part of the State’s overall strategic planning.  The majority of the members of our board of directors and our board of executive officers are nominated by the State government.

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

Our Strengths

We believe that our strong business position and future prospects derive from the following strengths:

Well‑established business with significant size, scale and know‑how to operate in complex urban settings.  We believe we are one of the largest water and sewage service providers in the world.  We provide water services directly to approximately 24.6 million people and supply water on a wholesale basis to an additional urban population of approximately 3.5 million people.  As of December 31, 2013, we had an effective water coverage ratio of approximately 99% in respect of all regions in which we operate.  We also provide sewage services directly to approximately 21.5 million people, achieving an effective sewage coverage ratio of 84% in respect of all regions in which we operate as of December 31, 2013.  During the year ended December 31, 2013, our net operating revenues (including revenues relating to the construction of concession infrastructure) increased by 5.4% as compared to 2012.  Our significant size and scale have required us to operate in complex urban settings such as favelas (shantytowns) and environments without urban planning, which has enabled us to develop skill in operating in adverse conditions, well‑trained personnel and a specialized structure that we believe our competitors lack.

Operations in Brazil’s most populous and wealthy state.  The State of São Paulo, which is located in the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated total population of 44 million as of December 31, 2013.  The city of São Paulo had an estimated total population of 11 million as of the same date, while the São Paulo metropolitan region had a total population of 21 million.  Based on its GDP, the State of São Paulo is the wealthiest state and largest economy in Brazil. The GDP of the State of São Paulo was approximately R$1.3 trillion in 2011, representing approximately 33% of Brazil’s total GDP.  The State of São Paulo generates more revenue from water and sewage services than any other Brazilian state.

Strong Base of Contracted Business.  Between January 1, 2007 and December 31, 2013, we executed 30‑year agreements with 266 of the 363 municipalities we serve, including an agreement with the City of São Paulo in June 2010.  For the year ended December 31, 2013, income from these 30‑year agreements accounted for 72.9% of our gross operating revenues (including revenues relating to the construction of concession infrastructure).

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

Our Strategy

Our mission is to provide water and sewage services, contributing to improvements in quality of life and the environment.  To this end, our strategic objectives are based upon the guiding principles of growth, quality, universalization of sanitation services, social, economic and environmental sustainability, human capital as a competitive strength and innovation, while focusing on reaching excellence in customer service.  Our strategic objectives also focus on our political and institutional relationships as well as on our commitment to the market to increase shareholder value.  We seek to implement these guiding principles through the following strategies:

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

Improve operating efficiency and reduce water loss.  We seek to reduce both physical water loss, which results mainly from leakage; non‑physical water loss, which results primarily from inaccurate water meters installed at customers’ premises and at our water treatment facilities; and clandestine and illegal water use.  In order to achieve more consistent long‑term results, we have developed a comprehensive 12 year program to reduce our water loss rate.  The first four years of the program from 2009 to 2012 were funded by BNDES.  From 2013 to 2017 the program will be funded by a loan granted by the government of Japan through the Japan International Cooperation Agency, or JICA.  The program focuses on renewing our water distribution infrastructure and improving the pressure control and the maintenance and control services as a means of reducing physical water loss.  We are also seeking to reduce physical water loss by creating smaller water supply districts through the construction of district metering areas, which reduce system pressure and pipe bursts, and allow leaks to be detected and repaired more efficiently.  The program also seeks to reduce non‑physical water loss by upgrading and replacing inaccurate water meters and through inspections of non‑authorized water consumption in water service connections.

Ensure the quality and availability of our services in our existing service area.  Our goal is to maintain an effective water coverage ratio of around 100%, coupled with a high standard of quality and availability, and meet the expected population growth by adding 1.17 million water connections between 2014 and 2020.  We also intend to increase our sewage coverage ratio to 95% by 2020 by adding 1.65 million sewage connections.  In addition, we are also developing short, medium and long‑term marketing strategies, such as client segmentation and tailor‑made solutions for different types of clients, which we believe will help us increase our customer base.  We also seek to improve our customer support strategies by modernizing our telephone and internet‑based customer support and to continuously measure the level of satisfaction of our clients.

Maintain and continue to expand our existing service areas.  We intend to maintain and expand our operating base by executing new agreements.  To this end, we are actively seeking to develop closer relationships with the municipal governments that we currently serve in order to increase customer loyalty and thereby renew all or substantially all our concession agreements as they expire.  In June 2010, we entered into a 30‑year agreement with the State and city of São Paulo for the provision of water and sewage services in the city of São Paulo, which in the year ended December 31, 2013 accounted for 51.8% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure).  Between January 1, 2007 and December 31, 2013, we entered into agreements with 265 municipalities (including our services agreement with the city of São Paulo), of which seven were entered into in 2013.  These 265 municipalities accounted for 72.9% of our total revenues for the year ended December 31, 2013 and 64.6% of our intangible assets as of the same date.  As of December 31, 2013, 61 of our concessions had expired and are currently being renegotiated.  These 61 municipalities accounted for 16.1% of our total revenues for the year ended December 31, 2013 and 25.1% of our intangible assets as of the same date.  From January 1, 2014 through 2034, 38 concession agreements, accounting for 9.0% of our revenues for the year ended December 31, 2013 and 8.0% of our intangible assets as of the same date, will expire.

Our investment plan will include the investment of R$12.8 billion between 2014 and 2018, designed to improve and expand our water and sewage system and to increase and protect our water sources in order to meet the growing demand for water and sewage services in the State of São Paulo, in order to encourage these customers to continue using our services. We also regularly explore the possibility of executing agreements for the provision of water and sewage services in municipalities in the State of São Paulo in which we currently have no operations or to which we currently supply water and provide sewage treatment solely on a wholesale basis, which together represent a total population of approximately 17 million.  We evaluate possible expansion opportunities in terms of proximity to our existing service areas to maximize return on investment and improve our financial performance.  We also intend to study and take advantage of opportunities in other Brazilian states and in other countries to expand our services and increase our market share.

Expand our water and sewage services.  We had an effective sewage coverage ratio of 84% as of December 31, 2013 and plan to increase this ratio to 95% by 2020 by adding over 1.65 million sewage connections.  In addition, there are municipalities in the State of São Paulo representing a total population of approximately 17 million to which we currently do not provide water or sewage services, or to which we currently supply water solely on a wholesale basis.  Our strong presence in the State and experience in providing water and sewage services places us in a privileged position to expand our sewage services to these additional municipalities in the State of São Paulo, as well as to other Brazilian states and abroad.  Further, we seek to deepen our relationships with strategic clients that consume high volumes of water (more than 500 cubic meters per month) by applying special tariffs to these clients.

Seek selective opportunities to expand our business.  Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services.  We are looking into related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities.  We are allowed to act, in a subsidiary form, in other Brazilian locations and abroad. Since 2008, we have expanded into activities that complement water and sewage services in which we may leverage our know‑how, size, scale and profitability. For example:

•                     We are planning to install small hydroelectric power plants in our water treatment plants in Guaraú and Cascata in conjunction with the Servitec/Tecniplan consortium.  We expect to start construction of the first two plants, with capacities of 4 and 2 MW, in the second half of 2014.

•                     We worked with the basic sanitation company of the state of Alagoas to transfer technology for the reduction of water loss in the city of Maceió. Under this type of contract, we are remunerated based on our success rate, or more specifically, we profit based on the reduction of water loss achieved in city of Maceió.

•                     In partnership with the consultancy firm Latin Consult, we are providing consulting services to the Instituto de Acueductos y Alcantarillados Nacionales, the company responsible for water and sewage services in the central provinces of Panama, in the field of sustainable water use and to implement a new model for commercial, financial and operational planning and management.

•                     Also in partnership with Latin Consult, we are providing consulting services to seven municipalities in Honduras to implement a new commercial and operational management model.

•                     We have set up Attend Ambiental, a joint venture with Estre Ambiental S.A., which is constructing a pre‑treatment and processing plant for non-domestic effluent in the São Paulo metropolitan region that is expected to commence operations in the first half of 2014.

•                     We are looking into the production and distribution of bio methane from gas generated in our sewage treatment processes.

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

Streamline internal processes.  We are implementing plans to increase our speed and productivity in responding to regulatory changes; strengthen and streamline our financial, commercial and administrative structure; and increase the efficiency of our operations; while also reducing costs.  To this end, in 2012 we began implementing an enterprise resourcing planning (ERP) system to replace our commercial and management information systems. We contracted through a bidding process the Águas Claras Consortium, which consists of companies Accenture and Engineering and which will provide us with SAP’s ERP system and the Net@suite system. We estimate that the ERP will be implemented in 2014, and the Net@suite in 2015.

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

The State of São Paulo occupies 3.0% of Brazil’s land mass and encompasses an area amounting to approximately 96,000 square miles.  According to the SEADE, the State of São Paulo had an estimated total population of 44 million as of December 31, 2013.  The city of São Paulo, capital of the State of São Paulo, had an estimated total population of 11 million, with a total population of 21 million inhabitants in the São Paulo metropolitan region, as of December 31, 2013.  The São Paulo metropolitan region encompasses 39 municipalities and is the largest metropolitan region in the Americas and the sixth largest metropolitan region in the world, according to the United Nations’ World Urbanization Prospects, 2011 Revision, with approximately 47% of the total population of the State of São Paulo as of December 31, 2013.

According to the IBGE, the GDP of the State of São Paulo was approximately R$1.3 trillion in 2011, representing approximately 33% of Brazil’s total GDP, and making it the largest economy of any state in Brazil based on GDP.  According to the IBGE, the State of São Paulo is also the leading Brazilian state in terms of manufacturing and industrial activity, with a strong position in car manufacturing, pharmaceuticals, computer manufacturing, steel making and plastics, among other activities, as well as a leading position in the banking and financial services industries.  The State of São Paulo is the leading export state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

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

We provide water and sewage services directly to a large number of residential, commercial and industrial private consumers, as well as to a variety of public entities, in 363 of the 645 municipalities in the State, including in the city of São Paulo.  We also supply water on a wholesale basis to 6 municipalities in the São Paulo metropolitan region in which we do not operate water distribution systems, and five of these municipalities also utilize our sewage treatment services.  Currently, we are the fifth largest water and sewage service company in the world in terms of number of clients, according to the 14th edition of the Pinsent Masons Water Yearbook (2012‑2013).

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

Our board of directors allocates responsibilities to our executive officers following an initial proposal made by our Chief Executive Officer, in accordance with our bylaws.  The Chief Executive Officer is responsible for coordinating all management divisions in accordance with the policies and directives established by our board of directors and board of executive officers, including the coordination, evaluation and control of all functions related to the Chief Executive Officer’s office and staff, integrated planning, business management and corporate organization, communication, audit, ombudsman, and negotiation of concessions.  The Chief Executive Officer represents our company before third parties and certain powers can be granted to attorneys‑in‑fact.  The executive officers described below report to the Chief Executive Officer:

•                     the Corporate Management Officer, who is responsible for marketing (commercial processes), human resources, quality and social responsibility, legal affairs, information technology, asset management, supplies and contracts;

•                     the Chief Financial Officer and Investor Relations Officer, who is responsible for financial planning, costs and tariffs, raising capital and allocating financial resources to divisions of our company, conducting capital markets and other debt incurrence transactions and managing debt levels, financial controls, accounting, corporate governance and investor relations. Moreover, the Chief Financial Officer is part of the committee on regulatory matters and is responsible for implementing the committee’s guidelines with the support of our division responsible for regulatory matters;

•                     the Technology, Enterprises and Environment Officer is responsible for environmental management, technological and operational development, quality control of water and sewage, the development, coordination and execution of special investment programs, projects, research and innovation, and

•                     the Chief Operating Officer for the São Paulo metropolitan region Division and the Chief Operating Officer for the Regional Systems Division, who are responsible for managing the operation, maintenance, execution of planning and works for water and sewage supply systems (including for the services that we provide on a wholesale basis), sales and call center services, and have overall responsibility for the financial and operational performance of their divisions. Moreover, the Chief Operating Officers are part of the committee on regulatory matters and they implement the committee’s guidelines in their respective management team, with the support of our division responsible for regulatory matters. The Chief Operating Officers are also responsible for sanitation advisory services to autonomous municipalities and for mediation and negotiation with communities and local governments, aimed at aligning our interests with the interests of our clients.

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

Our capital expenditures from 2011 through 2013 totaled R$7.7 billion. We have budgeted investments in the total amount of R$12.8 billion from 2014 through 2018.  We invested R$2.7 billion, R$2.5 billion and R$2.4 billion in 2013, 2012 and 2011, respectively.

The following table sets forth our planned capital expenditures for water and sewage infrastructure for the years indicated.

		Planned Capital Expenditures
	2014	2015	2016	2017	2018	Total

Water	1,139	1,129	1,087	956	974	5,284
Sewage Collection	1,092	1,069	889	893	1,107	5,051
Sewage Treatment	411	478	553	647	339	2,428
Total	2,642	2,676	2,529	2,496	2,420	12,763

Our capital expenditure program from 2014 through 2018 will continue to focus on achieving our targets by making regular investments to maintain and expand our infrastructure and to reduce water loss in the 363 municipalities we served as of December 31, 2013.

Main Projects of Our Capital Expenditure Program

The following is a description of the main projects in our capital expenditure program.

Metropolitan Water Program

Demand for our water services has grown steadily over the years in the São Paulo metropolitan region and has at times exceeded the capacity of our water systems.  As a result, prior to September 1998, a portion of our customers in this region received water only on alternate days of the week.  We refer to this as “water rotation.”  In order to remedy this situation, we implemented the (Programa Metropolitano de Água) to improve regular water supply to the entire São Paulo metropolitan region.  This program terminated in 2000 and the water rotation measure was eliminated, but we have maintained our investment plans for the region.

The second phase of the Metropolitan Water Program, projected to result in an increase of 13.2 m³/s in water production capacity, started in 2006 and is expected to run through 2014.  Within this phase, there has been an increase of 5.5 m³/s in water production capacity (of which 5 m³/s through the Alto do Tietê Public Private Partnership (PPP) concluded in 2011), and there is a plan to increase another 1 m³/s in 2014.  Total investments made from 2006 to December 31, 2013, amounted to R$1.6 billion, including our own funds and financing from Caixa Econômica Federal and Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), as well as the investments from the Alto Tietê Public Private Partnership.  In 2013, we invested approximately R$128 million in this program.

In 2013, the goals of the Program were revised, and we initiated the Program’s third phase.  We plan to increase water production capacity by 9.5 m³/s in the São Paulo Metropolitan Region by 2018, including the new São Lourenço System.  This new system alone will increase water production capacity by 4.7 m³/s.  The projected investments in the Program’s third phase may reach R$4.4 billion, including the investments in the São Lourenço PPP.  For information on Public Private Partnerships, see “—Business Overview—Public Private Partnerships.”

Alto Tietê Public Private Partnership

In June 2008 we formed the Alto Tietê PPP with a special purpose company known as Cab Spat, whose main shareholders are Cab Ambiental and Galvão Engenharia S.A.  The Alto Tietê PPP is part of the second phase of the Metropolitan Water Program and aims to improve the reliability, flexibility and availability of the integrated water system that serves the São Paulo metropolitan region.  Through this PPP, Cab Spat carried out certain infrastructure works, which were completed in December 2011, and expanded the Alto Tietê System nominal capacity from 10 cubic meters per second to 15 cubic meters per second.

Cab Spat has also undertaken to perform maintenance on the Alto Tietê System’s dams on an ongoing basis.  This maintenance work consists of civil engineering, electromechanical and operational services, as well as sludge treatment, water adduction and water supply.

The total estimated cost for this project, including the investments and the System’s maintenance, is R$1.0 billion.  We intend to complete payment for these by 2024. For information on Public Private Partnerships, see “—Business Overview—Public Private Partnerships.”

São Lourenço Project

The metropolitan region suffers from a water shortage, which requires us to obtain water from increasingly distant sources.  In order to remedy this situation, we are currently developing a new supply system called São Lourenço, which will expand our production capacity by 4.7 m3/s and should be able to benefit a population of almost 1.5 million people.  The PPP contract was executed in August 2013 and the works will begin in the first semester of 2014. Sistema Produtor São Lourenço S.A. is a Special Purpose Company (SPC) consisting of the construction companies Camargo Correa and Andrade Gutierrez. The new system is expected to begin operating in 2018. For information on Public Private Partnerships, see “Business Overview—Public Private Partnerships.”

The contract is in the amount of approximately R$6 billion (including the investment in the construction of R$2.2 billion and the system’s operation and maintenance) and it has a 25-year term, four years of which will be dedicated to the construction, while the other 21 years will be dedicated to service delivery. These services include the operation and maintenance of the sludge treatment system of the water treatment station and disposal of the waste thus generated; electromechanic and civil maintenance of the untreated water pumping stations, of the water treatment station and the untreated water pipeline; preservation and cleaning, surveillance and property security.

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

The first and second phases of the Tietê Project contributed to an increase from 70.0% to 84.0% in the sewage collection rate and an increase from 24.0% to 70.0% in the treatment of sewage collected in the São Paulo metropolitan region.  As a result, the sewage collection system covered a total of 15.8 million people (5.1 million more than the number of people served when the Tietê Project was initiated), and the sewage treatment system covered 11.1 million people (8.5 million more than the number of people served when the Tietê Project was initiated).  The five principal sewage treatment facilities in the São Paulo metropolitan region have an aggregate installed capacity of 18 cubic meters of sewage per second and currently treat an aggregate of 16 cubic meters of sewage per second.  We plan to build additional collection lines to direct more raw sewage to our treatment facilities.

The third phase of the Tietê Project, initiated in 2010, aims to remediate the water quality in the Tietê river basin by expanding collection levels to 87.0% and sewage treatment levels to 84.0% in the São Paulo metropolitan region.  The total estimated cost of the third phase is approximately US$2 billion, of which US$600 million will be financed by a loan from the IADB entered into in September 2010 and approximately R$ 1.35 billion by a loan from BNDES entered into in February 2013.  The third phase consists principally of the following items:

•                     improvements to the effluent collection system through collection networks and home connections;

•                     removal and transport of effluent for treatment through branch collectors and interceptors; and

•                     the construction of new sewage treatment plants in the São Paulo metropolitan region.

Approximately 76% of the work for the third phase is under construction, and a further 7% is in the process of public tender.  Following completion of the third phase of the Tietê Project, the sewage collection system will serve an additional 1.5 million people and the sewage treatment system will serve an additional 3 million people.  We have invested R$1.1 billion in the third phase, R$358 million of which during 2013.

Continuing our efforts to eliminate the disposal of in natura sewage, in the bodies of water of the São Paulo Metropolitan Region, by the areas we serve, we are currently structuring the fourth phase of the Tietê Project, which is expected to begin in 2014 with investments estimated at US$2 billion. We have been seeking financing sources from the Federal Government and international institutions, similarly to what happened in the earlier phases of the program.

Corporate Program for Reduction of Water Loss

The objective of the Corporate Program for Reduction of Water Loss (Programa Corporativo de Redução de Perdas de Água) is to reduce water loss efficiently by integrating and expanding existing initiatives in our business units.  This program has a 12‑year term that began in 2009.  We have invested R$1.5 billion in this project so far, including R$424 million invested in 2013, and anticipate total investments of approximately R$5.9 billion throughout the term of the program.  Funding for the program will come from our own resources as well as from credit facilities provided by JICA, Caixa Econômica Federal and BNDES.  The program aims to reduce the incidence of water loss from 436 liters per connection per day in December 2008 to 280 liters per connection per day in 2020, which is equivalent to reducing the Non-Revenue Water Index from 27.6% in December 2008 to 18% in 2020.  This is equivalent to reducing the water loss index (based on metered consumption) from 34.1% in December 2008 to 25.7% in 2020.  Since the beginning of the program, we reduced the Non-Revenue Water Index by 3.2%, reaching 24.4% in December 2013.  Regarding the utilization of water sources, the drop in real water loss (water physically lost, which corresponds to about 65% of the Water Loss Index) dropped from 22.2% in December 2008 to 20.3% in December 2013.

Mananciais/New Life Program

The Mananciais/New Life Program (Programa Vida Nova) consists of various projects that focus on the preservation and improvement of water reserves in the São Paulo metropolitan region, especially in the Guarapiranga and Billings reservoirs.  The resources will be mostly invested in the creation of infrastructure to collect sewage and transport it to treatment plants in order to reduce the discharge of effluent into water sources.  The program also includes the protection of green spaces and the urbanization of favelas (shantytowns) and is expected to directly benefit 58,000 families by 2015.

The State government, local authorities and the federal government are expected to invest approximately R$1.6 billion in this program by the end of 2015.  To implement this program, we estimate we will invest R$335 million.  As of December 31, 2013, the total amount of cumulative investments in this program reached R$117 million, R$48.4 million of which was invested in 2013.

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

Total investments made in this program amounted to R$730.3 million as of December 31, 2013, of which we had invested R$130 million.  146 urban streams have been decontaminated since 2007, benefiting approximately 2 million people. In 2013, 30 urban streams have been decontaminated and we had invested R$20 million in this Program. Part of the investment related to the Tietê Program benefit the Clean Stream Program.

In 2013, we began the fourth phase of the Clean Stream Program, and we expect to completely or partially decontaminate more than 20 large streams by the end of 2014, with investments of approximately R$100 million.

Regional Systems Investment Programs

We currently have a number of projects in progress and planned for our Regional Systems.  These relate to the abstraction of water as well as to the collection, removal and disposal of sewage.  We invested approximately R$1.1 billion per year in these projects in 2013, 2012 and 2011, and we have budgeted for additional capital expenditures of approximately R$3.7 billion from 2014 through 2018.

Clean Wave Program

The main goals of the Clean Wave Program (Programa Onda Limpa) are to improve and expand the sewage systems in the municipalities comprising the Baixada Santista metropolitan region, increasing the sewage collection rate to 95%, and treating 100% of the collected sewage, thereby improving bathing water quality at 82 beaches in the region by the end of the decade.  This project is being carried out in two phases, the first of which has started and the second of which is in the planning phase.  The first phase is expected to be completed by 2016, aiming at increasing the sewage collection rate to 88%.  The funds will come from our own resources as well as from loan agreements entered with JICA and from the Government Severance Indemnity Fund for Employees (Fundo de Garantia por Tempo de Serviço), or FGTS.

As of December 31, 2013, we had invested approximately R$1.9 billion in this program, of which R$75.5  million was invested during 2013.  As a result, sewage collection increased from 53% to 72%, and the treatment of collected sewage rose from 96% to 100%.

After completing the construction of sewage treatment plants and installation of networks, we are prioritizing the connection of customers to the sewage collection system. As of December 31, 2013, we had completed 84 thousand connections.

Additionally, complimentary works of the first phase shall be executed between 2013 and 2016, including an addition of 33 thousand sewage connections, which refer to connections that were not executed in the first phase.  We expect to evaluate the service of sewage collection rate by 88% by the end of this phase. These works have an approximated investment value of R$400 million.

Still in the first stage, we will work until 2017 on the system of oceanic sewage disposal in the city of Praia Grande, which is an important city in the Baixada Santista region, on the coast of São Paulo state. This will involve investments of approximately R$300 million.

The second phase is in planning for the period between 2015 and 2020. We estimate investments in the amount of R$1 billion, in order to enlarge and implement sewage collection and treatment systems and complete 50 thousand new connections. This phase of the Clean Wave Program aims at universalizing sewage services in the Metropolitan Region of Baixada Santista.

Northern Coast Clean Wave Program

The Northern Coast Clean Wave Program (Programa Onda Limpa Litoral Norte) aims at expanding the collection and treatment of sewage on the northern coast of the State of São Paulo, intending to benefit 600 thousand people, including the local population as well as tourists that visit the region each year.  The program aims to increase the sewage collection rate in the region from 36.0% in 2008 to 85.0% in 2016, thereby improving the health and well‑being of the population and stimulating economic development through an increase in tourism.  As of 2013, the sewage collection rate was 56%.

Within this program, in 2013, we implemented collection networks, sewage connections and disposal systems, and built two Sewage Treatment Stations on beaches on the northern coast of São Paulo state.

The funds in the amount of RS510 million that are necessary to conclude this program until 2016 will come from our own resources, as well as from loan agreements entered with BNDES and Caixa Econômica Federal.  As of December 31, 2013, we had invested R$144 million in this program, of which R$18 million was invested during 2013.

Coastal Water Program

The Coastal Water Program (Programa Água no Litoral) combines various long‑term activities to expand water production capacity in the Baixada Santista metropolitan region and the southern coast of the State of São Paulo.  The program aims to benefit approximately three million people, including both the local population and tourists.  It aims to increase the level of reliability of the local systems, eliminating existing and potential deficiencies and irregularities in the water supply. Through this program we aim to increase the availability of treated water and improve the quality of water available to the population.  The fund will come from our own funds and financing from Caixa Econômica Federal.

During the first phase of this program, we have focused mainly on increasing water production in order to satisfy demand and improve water quality in the Baixada Santista metropolitan region.  In order to reach this goal, we built two water treatment stations, which started operations in 2013: Mambu/Branco, with water treatment capacity of 1.6 m³/s, and Jurubatuba, with water treatment capacity of 2 m³/s.

As of December 31, 2013, we had invested R$858 million in this program, of which R$100 million was invested during 2013. The total investment estimated in this phase is R$1.1 billion.

The second phase of the program is in planning, with the goal of increasing even further the availability of treated water for the local population and tourists and improving the quality of the water available to the population in the Baixada Santista metropolitan region in the coming years.

New Policies and Programs

Nossa Guarapiranga

In December 2011, we launched the Nossa Guarapiranga project, the main objective of which is to remediate the water quality in the Guarapiranga basin, which is a water source for the São Paulo metropolitan region.  The basin serves one million people directly in the areas near Guarapiranga, and indirectly serves a further two million people who consume the water from the basin.  We installed 11 drains to collect residue from rivers in the Guarapiranga basin, and since July 2012, we have developed diagnosis and control services for the withdrawal of water plants that obstruct water extraction and deposit garbage at the bottom of the basin’s dam. The total amount invested from our own funds was R$12.2 million as of March 2014.  These actions will continue through 2014-2015 during which another R$4.3 million will be invested.

Pró‑Conexão

In December 2011, Municipal Legislative Assembly of the city of São Paulo approved a project to subsidize connections to the sewage system for low‑income families. Initially intended to last 8 years, the project involves capital expenditures of up to R$349.5 million of which 80% will be provided by the State government and 20% by us.  In this period we expect that this program will create 192 thousand new connections benefiting approximately 800 thousand people.

By December 2013 we completed approximately 15 thousand connections. We believe that this program will increase the efficiency of our sewage collection programs and help improve water quality in the region’s rivers and basins, as well as improving quality of life for low‑income families.

Water is Life

The Water is Life program, established in November 2011, aims to provide water and sewage services to low‑income and isolated communities in the regions of Alto Paranapanema and Vale do Ribeira. In the first phase of the program, we expect to cover 81 communities of 30 municipalities, benefiting approximately 15 thousand people. In this project we are responsible for supplying water, and the municipalities, with financing from the state government, are responsible for installing Individual Sanitary Units (Unidades Sanitárias Individuais), which is a technology designed for low‑income and isolated communities.  Regarding the supply of water, we invested approximately R$6.5 million in well drilling and infrastructure projects (reservoirs, equipment, networks and pipelines).  We expect to invest approximately R$15 million by 2015.

In 2013, we executed almost 64 kilometers of networks and pipelines to serve the program. A large part of these works were executed by our own personnel, which considerably reduced the need for investment. We also started operating 20 new wells and have studies and projects for 18 others. We estimate that by the end of the program we will reach 220 kilometers of network and pipelines and 45 wells.

An amount of approximately R$6 million was estimated for sewage infrastructure construction, to be financed by the State Government. This amount is negotiated between the municipalities and the State Government, and we only indicate the technical solution that is most adequate for each region.

B.      Business Overview

Our Operations

As of December 31, 2013, we provided water and sewage services to 363 municipalities in the State of São Paulo under concession agreements, program agreements, other forms of legal arrangements or without formal agreements.  We also supply treated water on a wholesale basis to six municipalities located in the São Paulo metropolitan region.  Article 2 of our bylaws permits us to carry out the following activities:  provision of water supply and sewage services, urban rain water management and drainage services, urban cleaning services and solid waste management services.  In addition, our bylaws authorize us to carry out other related activities, including the planning, operation and maintenance of production systems, the storage, preservation and trading of energy, and the trading of services, products, benefits and rights that, directly or indirectly, result from our assets, projects and activities, and the right to operate a subsidiary anywhere in Brazil or abroad to provide the services mentioned above.

Following the enactment of the Basic Sanitation Law, which regulates the basic sanitation industry in Brazil, we currently operate under two different contractual environments:  (i) for concession agreements that have expired, we are currently renegotiating or will negotiate new agreements that follow the terms and conditions of the Basic Sanitation Law, known as “program agreements”; and (ii) for concession agreements that have not expired, we will continue to operate under the terms and conditions of the existing concession agreements, except in circumstances where the Basic Sanitation Law applies even though the concession agreement is still in force.  For further information on this topic, see “Government Regulation—Public Consortia and Cooperation Agreement Law for Joint Management.”

As of December 31, 2013, 61 of our agreements or concessions were still in the process of being regularized through formal agreements.  See “3.D. Risk Factors—Risks Relating to Our Business—We currently lack formal agreements or concessions with 61 of the municipalities to which we provide service, and 38 of our existing concession agreements will expire between 2014 and 2034.  We may face difficulties in continuing to provide water and sewage services in return for payment in these and other municipalities, and we cannot assure you that they will continue to purchase services from us on the same terms or at all.”

Regulation of Concessions

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

As of December 31, 2013, we provided water and sewage services to 363 municipalities.  The majority of these concessions have 30‑year terms.  Due to court orders, we temporarily suspended our services in five other municipalities (Cajobi, Iperó, Álvares Florence, Macatuba and Embaúba) that accounted for less than 0.1% of our gross operating revenues and our intangible assets as of December 31, 2013.  For more information, see “Item 8.A. Financial Information—Financial Statements and Other Financial Information—Legal Proceedings—Concession‑Related Legal Proceedings.”  Between January 1, 2007 and December 31, 2013, we entered into agreements with 265 municipalities (including our services agreement with the city of São Paulo) in accordance with the Basic Sanitation Law, of which seven were entered into in 2013.  As of December 31, 2013, these 265 municipalities accounted for 72.9% of our gross operating revenues (including revenues relating to the construction of concession infrastructure).  In addition to the contracts that have 30‑year terms, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP.  As of December 31, 2013, 61 of our agreements or concessions had expired but we continued to provide water and sewage services to these 61 municipalities and were in negotiations with these municipalities to execute program agreements to substitute the expired concessions.  From January 1, 2014 through 2034, 38 concessions will expire.

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

•                  according to the municipal laws authorizing the concession, we are permitted to collect tariffs for our services and tariff readjustments follow the guidelines established by the Basic Sanitation Law and ARSESP;

•                  as a general rule, to date, we are exempt from municipal taxes, and no royalties are payable to the municipality with respect to the concession;

•                  we are granted rights of way on municipal property for the installation of water pipes and water transmission lines, and sewage lines; and

•                  upon termination of the concession, for any reason, we are required to return the assets that comprise the municipality’s water and sewage system to the municipality and the municipality is required to pay us the non‑amortized value of the assets relating to the concession.

        These assets have been considered to be intangible assets since January 2008.  See Note 3.8 to our financial statements.  Under concession agreements executed prior to 1998, the reimbursement for the assets may be through payment of either:

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

Federal Law No. 11,107, or the Federal Public Consortia and Cooperation Agreement Law, established the legal basis for the administration of public service contracts, giving greater rights and obligations to municipalities who are responsible for sanitation services and setting out more clearly the provision of services and the responsibilities of the parties.  New agreements entered into following the expiry of concession agreements under the previous law will follow this new model.  See “—Government Regulation—Public Consortia and Cooperation Agreement Law for Joint Management.”

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

Municipalities have the inherent power under Brazilian law to terminate concessions prior to their contractual expiration dates for reasons of public interest.  The municipalities of Diadema and Mauá, two municipalities we previously served, terminated our concessions in February 1995 and December 1995, respectively.  The municipality of Mauá terminated our concession with our consent.  The municipality of Diadema terminated our concession without our consent after asserting that we did not provide adequate water and sewage services.  In 2011, we and the municipality of Diadema agreed to develop shared infrastructure for water and sewage services through a mixed capital company to be called Companhia de Agua e Esgoto de Diadema, or CAED.  According to the agreement, the amount owed to us by Diadema would be repaid through the issuance of shares in CAED.  Studies regarding the establishment of CAED have been discontinued, and on March 18, 2014, we executed a contract to resume direct supply of water and sewage services to the municipality of Diadema.  Concurrently, we entered an agreement with Diadema to resolve water supply-related debt and indemnities.  Guarantees are in place if the municipality of Diadema breaches its agreement with us.

The receivables owed to us by Mauá and Diadema total R$85.9 million and R$60.3 million, and have not been recognized in our financial statements due to the uncertainty of our ability to collect them, as of December 31, 2013.  For further information on these matters, see Note 8 to our financial statements included elsewhere in this annual report.  Despite these developments, we currently supply water on a wholesale basis to both Diadema and Mauá.

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

In addition, we are currently involved in litigation with respect to municipalities that intend to expropriate our water and sewage systems, or to terminate concession agreements before paying us any indemnification.  For a detailed discussion on these proceedings, see “Item 8.A. Financial Information—Financial Statements and Other Financial Information—Legal Proceedings.”

Operations in the City of São Paulo and Certain Metropolitan Regions

As of December 31, 2013, 61 concessions had expired which jointly accounted for 16.1% of our gross revenues.  We entered into seven agreements in the year ended December 31, 2013, bringing the total number of agreements entered into between 2007 and 2013 to 266.  These seven new agreements accounted for 1.2% of our total revenues and 1.6% of our intangible assets as of December 31, 2013.

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

In application of the convênio, we executed a separate contract with the State and the city of São Paulo, also dated June 23, 2010, to regulate the provision of these services for the following 30 years.  The principal terms of this contract are as follows:

•                     The total investment stated in the contract must be equal to 13% of gross revenues from the provision of services to the city of São Paulo, net of the taxes on revenues, which total approximately R$600 million per year.

•                     We must transfer 7.5% of the gross revenues we derive under the convênio, and subtract (i) COFINS and PASEP taxes, and (ii) unpaid bills of publicly owned properties in the city of São Paulo, to the Municipal Fund for Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura),  established by Municipal Law No. 14,934/2009.  In April 2013, ARSESP postponed the application of such municipal charges until the conclusion of the tariff revision process, based on a request from the São Paulo State Government to analyze, among other things, methods to reduce the impact on consumers.

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

Wholesale Operations

Wholesale Water Services

We provide water services on a wholesale basis to six municipalities located in the São Paulo metropolitan region (Diadema, Mauá, Santo André, São Caetano do Sul, Guarulhos and Mogi das Cruzes).  Agreements to provide water services on a wholesale basis must comply with the Basic Sanitation Law, which designates these services as “interdependent activities” and regulates each stage of the service.  The law requires that the service be supervised by an independent agency, stipulates registration of the cost of the service, and requires assurance of payment among the several service providers in order to continue the provision of the services, in accordance with the rules to be published by ARSESP.  Our agreements currently comply with the provisions of the Basic Sanitation Law.  In 2013, the revenues from wholesale water services were R$208.7 million.  For further information, see “Regulation of Concessions” above.

Wholesale Sewage Services

We provide sewage services on a wholesale basis to the municipalities of Mogi das Cruzes, Santo André, São Caetano, Mauá and Diadema.  Our agreement with Santo André for these services was executed with the intervention of the Public Prosecution Office.  Our agreements with the other municipalities resulted from our environmental efforts and municipal authorities’ awareness of environmental issues.  Through these agreements, in 2013 we treated approximately 38 million cubic meters of sewage from these municipalities.  We believe this illustrates our commitment to social and environmental responsibility.  In 2013, our revenues from wholesale sewage services were R$26.1 million.

In December 2008, we entered into a five‑year agreement for the collection and treatment of 20% of the sewage generated by the city of Guarulhos.  We have not yet started to provide these services, and such services will only commence when the works on linking the Guarulhos sewage to our sewage system are finalized.  These works are the responsibility the Guarulhos sanitation company.

Description of Our Activities

As set forth in Article 2 of our bylaws, we are permitted to render basic sanitation services with the goal of providing basic sanitation services to the entire population in the municipalities where we conduct our activities without harming our long‑term financial sustainability.  Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities.  We are allowed to act in a subsidiary form in other Brazilian locations and abroad.  See “—Government Regulation—Public Consortia and Cooperation Agreement Law for Joint Management.”  For a description of our operating segments please see Note 23 to our financial statements as of and for the year ended December 31, 2013.

Operating segments are presented in our annual report in a manner consistent with the internal reporting provided to management, comprised of the board of directors and the board of executive officers, pursuant to IFRS 8.  Under Brazilian GAAP, prior to our conversion to IFRS, the financial information for construction services was not separately presented and construction costs related to concessions were capitalized within property, plant and equipment. As a result, our management did not review the results of this business. Following our conversion to IFRS, our management decided to continue to exclude the construction results from the management reporting of our revenues and expenses, thus not basing his decisions on discrete financial information for that business.  The characteristics described in paragraph 5(b) of IFRS 8 for separate operating segments are thus not fulfilled for this particular business. Nonetheless, after our conversion to IFRS and for IFRS financial statement purposes only, we started to record such results separately as construction revenue and costs under IFRIC 12.  Although such information is available discretely, however, it is not analyzed by our management as such and is not the basis for operational decisions.

We set forth below a description of our activities.

Water Operations

Our supply of water to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to our customers’ premises.  In 2013, we produced approximately 3,053 cubic meters of water.  The São Paulo metropolitan region (including the municipalities to which we supply water on a wholesale basis) currently is, and has historically been, our core market, accounting for approximately 66% of water invoiced by volume in 2013.

The following table sets forth the volume of water that we produced and invoiced for the periods indicated.

	Year ended December 31,
	2013	2012	2011
	(in millions of cubic meters)
Produced:
São Paulo metropolitan region	2,220.6	2,235.3	2,182.8
Regional systems	832.0	823.5	809.2
Total	3,052.6	3,058.8	2,992.0

Invoiced:
São Paulo metropolitan region	1,206.9	1,181.9	1,150.6
Wholesale	299.0	297.5	297.3
Regional systems	628.1	614.0	596.8
Reused water	0.4	0.4	0.3
Effluents	14.7	-	-
Total	2,149.1	2,093.8	2,045.0

The difference between the volume of water produced and the volume of water invoiced generally represents both physical and non‑physical water loss.  See “—Water Loss” below.  In addition, we do not invoice:

•                     water discharged for periodic maintenance of water transmission lines and water storage tanks;

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

Water Resources

We can abstract water only to the extent permitted by DAEE pursuant to water usage rights granted by it.  Depending on the geographic location of the river basin or if the river crosses more than one state (federal domain), the approval of the National Water Agency (Agência Nacional de Águas), or ANA, a federal agency under the Ministry of the Environment is required.  We currently abstract substantially all of our water supply from rivers and reservoirs, with a small portion being abstracted from groundwater.  Our reservoirs are filled by impounding water from rivers and streams, by diverting the flow from nearby rivers, or by a combination of both methods. For more information on water usage regulation, see “—Water Usage” below.

In order to supply water to the São Paulo metropolitan region, we rely on 20 reservoirs of non‑treated water and 405 reservoirs of treated water, which are located in the areas under the influence of the eight water producing systems comprising the interconnected water system of the São Paulo metropolitan region.  The capacity of the water sources available for treatment in this area is 72 cubic meters per second.  Total current installed capacity is 73.2 cubic meters per second, which can be treated from the interconnected water system of the São Paulo metropolitan region.  Average verified production during 2013 on the interconnected water system of the São Paulo metropolitan region was 69.1 cubic meters per second.  The Cantareira, Guarapiranga and Alto Tietê systems, as a whole, supplied 84.3% of the water we produced for the São Paulo metropolitan region in 2013.

In 2013, the Cantareira system accounted for 47.1% of the water that we supplied to the São Paulo metropolitan region (including the municipalities to which we supplied water on a wholesale basis), which represented 73.2% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure) for the year.  The Cantareira System usage rights grant was renewed in 2004 and will expire in August 2014.  We are working to renew this grant for a period of 30 years and to maintain the current withdrawal basin condition which is of 33 m³/s.  Due to current climate conditions, particularly the strong drought, next steps in the renewal process are temporarily suspended.  For further information on droughts see “Item 3.D Risk Factors—Risks Relating to Our Business—Droughts, the water consumption reduction program or other measures may result in a significant decrease in the volume of water billed and the revenues from services we provide, which may have a material adverse effect on our company.”

Water basin committees are authorized to charge both for water usage and the dumping of sewage into water bodies.  We participate in the decentralized and integrated management of water resources established by the National Policy on Water Resources. We are represented by 150 employees on the 21 Committees on State Water Basins, on the four Federal Committees that act in the State of São Paulo and in the National and State Councils on Water Resources. In 2013, the State Committees and part of the Federal Committees renewed their management for the next two years, and we kept our representation.

The following table sets forth the water production systems from which we produce water for the São Paulo metropolitan region:

	Production Rate(1)
	2013	2012	2011
Water production system:	(in cubic meters per second)
Cantareira	32.6	32.7	31.5
Guarapiranga	13.6	13.7	12.6
Alto Tietê	12.1	12.4	13.0
Rio Claro	4.8	3.7	4.0
Rio Grande (Billings reservoir)	3.9	4.7	4.6
Alto Cotia	1.2	1.2	1.2
Baixo Cotia	0.8	0.9	0.9
Ribeirão da Estiva	0.1	0.1	0.1
Total	69.1	69.4	67.9

______________

(1)   Average of the twelve months ended December 31, 2013, 2012 and 2011.

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

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events.  We were able to meet the demand for water in the São Paulo metropolitan region, primarily as a result of our water conservation program, reductions in water loss, and the installation of new water connections.  We installed 226,421, 212,775 and 207,840 new water connections in 2013, 2012 and 2011, respectively.

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

To ensure the continued provision of regular water supply in the São Paulo metropolitan region, we intend to invest R$4.5 billion (including the investment in the São Lourenço PPP) from 2014 to 2018 to increase our water production and distribution capacities as well as to improve the water supply systems.  In 2013, our total investment in water supply systems amounted to R$1.1 billion.

Water Treatment

We treat all water at our water treatment facilities prior to placing it into our water distribution network.  We operate 232 treatment facilities, of which the eight largest, located in the São Paulo metropolitan region, account for approximately 73% of all water we produced in 2013.  The type of treatment used depends on the nature of the source and quality of the untreated water.  Water abstracted from rivers requires extensive treatment, while water drawn from groundwater sources requires less treatment.  All water treated by us also receives fluoridation treatment.

Water Distribution

We distribute water through our own networks of water pipes and water transmission lines, ranging in size from 2.5 meters to 75 millimeters in diameter.  Storage tanks and pumping stations regulate the volume of water flowing through the networks to maintain adequate pressure and continuous water supply.  The following table sets forth the total number of kilometers of water pipes and water transmission lines and the number of connections in our network as of the dates indicated.

	As of December 31,
	2013	2012	2011
Water distribution pipes and water transmission lines (in kilometers)	69,619	67,647	66,389
Number of connections (in thousands)	7,888	7,679	7,481

More than 90% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride, or PVC.  Distribution pipes at customers’ residences typically are made from high‑density polyethylene tubing.  Our water transmission lines are mostly made of steel, cast iron or concrete.

As of December 31, 2013, our water distribution pipes and water transmission lines included:  (i) 36,334 kilometers in the São Paulo metropolitan region; and (ii) 33,285 kilometers in the Regional systems.

As of December 31, 2013, we had 405 storage tanks in the São Paulo metropolitan region with a total capacity of 2 million cubic meters, and 1,879 storage tanks in the Regional systems.  As of that date, we had 126 treated water pumping stations in the São Paulo metropolitan region aqueduct system, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

Water transmission lines that require maintenance are cleaned and their lining is replaced.  We are typically notified of water main fractures or breaks by the public through a toll‑free number maintained by us.  We consider the condition of the water pipes and water transmission lines in the São Paulo metropolitan region to be adequate as of the date of this annual report.  Due to age, external factors such as traffic, the dense population, and commercial and industrial development, water pipes and water transmission lines in the São Paulo metropolitan region are somewhat more susceptible to degradation than those in the Regional systems.  To counter these effects, we have a maintenance program in place for water pipes and water transmission lines that is intended to address anticipated fractures and clogs due to brittleness and encrustation, and to help ensure water quality in the region.  The new customers are responsible for covering part of the costs of connecting to our water distribution network that is related to the connection of customers water pipes that are more than 20 meters away from the water transmission lines.  Thereafter, the customer must cover the costs of connecting to the network from the customer’s premises, including costs of purchasing and installing the water meter and related labor costs.  We perform the installation of the water meter and conduct periodical inspections and measurements.  After completion of installation, the customer is responsible for the water meter.

The following table sets forth projected new water connections for the periods indicated.

	in thousands
	2014	2015	2016	2017	2018	2019	2020	2014 ‑ 2020
São Paulo metropolitan region	103	99	94	85	84	76	76	617
Regional systems	77	78	78	79	80	82	82	556
Total	180	177	172	164	164	158	158	1,173

Water Loss

The difference between the amount of water produced and the amount of water invoiced generally represents both physical and non‑physical water loss.  The Non-Revenue Water Index represents the quotient of (i) the difference between (a) the total amount of water produced by us less (b) the total amount of water invoiced by us to customers minus (c) the volume of water set out below that we exclude from our calculation of water loss, divided by (ii) the total amount of water produced by us.

We exclude the following from our calculation of water loss:  (i) water discharged for periodic maintenance of water transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss associated with water we supply to favelas (shantytowns).

Among the principal indicators utilized to measure rates of water loss are the following:

•                     Non-Revenue Water (NRW),  in %;

•                     Water Loss Index (based on metered consumption) (WLI); and

•                     Index of total loss per connection, (TLDC) in liters/connection per day.

These indicators are calculated by applying the following formulas:

Vproduced – (Vbilled + Vused)
NRW  = ______________________________________
                                Vproduced

Vproduced – (Vmicromeasured + Vused)
WLI  = _____________________________________________________
                                             Vproduced

Vproduced – (Vmicromeasured + Vused)
TLDC  = _____________________________________________________
                                Nconnection x  No. of days of a given period

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

Since 2005, we have used a method of measuring our water loss based on worldwide market practice for the industry.  According to this measurement method, average water loss is calculated by dividing (i) average annual water loss by (ii) the average number of active water connections multiplied by the number of days of the year.  The result of this calculation is the number of liters of water lost per connection per day.

Using this calculation method, as of December 31, 2013, we experienced 446 liter/connection per day of water loss in the São Paulo metropolitan region and 261 liter/connection per day in the Regional systems, averaging 372 liter/connection per day.  We plan to reduce total water loss to around 280 liters/connection, Non-Revenue Water to 18% by 2020 and the Water Loss Index to 25.7% by 2020.

Our strategy to reduce water loss has two approaches:

•                     reduction in the level of physical loss, which results mainly from leakage. To this end we are primarily replacing and repairing water transmission lines and pipes, and installing probing and other equipment, including strategically located pressure‑regulating valves; and

•                     reduction of non‑physical loss, which results primarily from the inaccuracy of our water meters installed at our customers’ premises and at our water treatment facilities, and from clandestine and illegal use. To this end we are upgrading and replacing inaccurate water meters and expanding our anti‑fraud personnel.

We are taking measures to decrease physical loss by reducing response time to fix leakages and by better monitoring non‑visible water transmission lines fractures.  Among other initiatives, we have adopted the following measures to reduce physical water loss:

•                     the introduction of technically advanced valves to regulate water pressure throughout our water  transmission lines in order to maintain appropriate water pressure downstream.  These valves are programmed to respond automatically to variations in demand.  During peak usage, the flow of water in the pipes is at its highest point; however, when demand decreases, pressure builds up in the water transmission lines and the resulting stress on the network can cause significant water loss through cracks and an increase in ruptures of the pipes.  The technically advanced valves are equipped with probes programmed to feed data to the valve in order to reduce or increase pressure to the water transmission lines as water usage fluctuates.  As of December 31, 2013, we had installed 1,912 valves at strategic points in the network, with 1,141 valves being installed in the São Paulo metropolitan region and 771 in the Regional systems;

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

In general, the State of São Paulo has excellent water quality from underground or surface water sources.  However, high rates of population growth, increased urbanization and disorganized occupation of some areas of the São Paulo metropolitan region has reduced the quantity and quality of water available to serve the population in the southern area of the São Paulo metropolitan region and in the coastal region.  Currently, we successfully treat this water to make it potable.  We also work to recover the quality of water of water transmission lines and invest in improvements of our treatment systems to ensure the quality and availability of water for the upcoming years.

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

All chemical products used for water treatment are analyzed and follow strict specifications set out in recommendations made by the National Health Foundation (Fundação Nacional de Saúde), or NHF, the Brazilian Association of Technical Rules (Associação Brasileira de Normas Técnicas), or the ABNT, and the American Water Works Association, to eliminate toxic substances that are harmful to human health.  From time to time, we face problems with the proliferation of algae, which may cause an unpleasant taste and odor in the water.  In order to mitigate this problem, we work on:  (i) fighting algae growth at the water source and (ii) using advanced treatment processes at the water treatment facilities, which involve the use of powdered activated carbon and oxidation by potassium permanganate.  The algae growth creates significant additional costs for water treatment because of the higher volumes of chemicals used to treat the water.  In 2013, we did not detect significant algae growth.  We participate in Mananciais/New Life, together with other organizations engaged in the promotion of urban development and social inclusion to mitigate the pollution problem in the São Paulo metropolitan region.  In addition, we also participate in the Clean Stream Program to clean up important streams in the city of São Paulo.  Other initiatives also aimed at improving the water quality in our water sources located in the metropolitan region of São Paulo are Nossa Guarapiranga and Pró-Conexão.  See “—Main Projects of Our Capital Expenditure Program—Metropolitan Water Program—Mananciais/New Life Program,” “—Clean Stream Program,” and “—New Policies and Programs—Nossa Guarapiranga.”

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

Sewage Operations

We are responsible for the collection, removal, treatment and final disposal of sewage.  As of December 31, 2013, we collected approximately 87% and 77% of all the sewage produced in the municipalities in which we operate in the São Paulo metropolitan region and in the Regional systems, respectively.  During 2013, we collected approximately 84% of all the sewage produced in the municipalities in which we operated in the State of São Paulo.  We installed 236,647, 240,687 and 246,441 new sewage connections in 2013, 2012 and 2011, respectively.

Sewage System

The purpose of our sewage system is to collect and treat sewage and to adequately dispose of the treated sewage.  As of December 31, 2013, we were responsible for the operation and maintenance of 47,103 kilometers of sewage lines, of which approximately 25,085 kilometers are located in the São Paulo metropolitan region and 22,018 kilometers are located in the Regional systems, respectively.

The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated.

	As of December 31,
	2013	2012	2011
Sewage lines (in kilometers)	47,103	45,778	45,073
Sewage connections (in thousands)	6,340	6,128	5,921

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

The public sewage system operated by us was structured in order to receive, in addition to household effluents, a portion of non-domestic effluents (such as industrial sewage and sewage from other non‑domestic sources) for treatment together with household effluents.  Non-domestic effluents have characteristics that are qualitatively and quantitatively different from household effluents.  As a result, the discharge of non-domestic effluents into the public sewage system is subject to compliance with specific legal demands with the purpose of protecting the sewage collection and treatment systems, the health and safety of operators and the environment.  The current environmental legislation establishes standards for the discharge of these effluents into the public sewage system and stipulates that such effluents be subject to pre-treatment.  These standards are defined in State Decree No. 8,468 dated September 8, 1976, as amended.

Before the discharge is permitted, we carry out acceptance studies that assess the capacity of the public sewage system to receive the discharge as well as the compliance with regulations.  Upon the conclusion of these studies, the technical and commercial conditions for receiving the discharge are established, which are then formalized in a document signed by us and the effluent producer.  Failure to comply with these conditions can lead to the application of penalties by us.  In extreme cases, the environmental protection agency (Companhia Ambiental do Estado de São Paulo), or CETESB, is notified in order for the applicable measures to be taken.  Effluents from our treatment facilities must comply with limitation guidelines for release of effluents into receiving water bodies.  Additionally, the quality of the water in the receiving water body must not be impaired by the release of such effluents, as established by State Decree No. 8,468/76 and Conama Resolutions 357/2005 and 430/2011.

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

Unlike the São Paulo metropolitan region, the interior region of São Paulo State does not generally suffer obstructions caused by sewage system overload.  The coastal region, however, experiences obstructions in its sewage lines primarily due to infiltration of sand, especially during the rainy season in the summer months.  In addition, the sewage coverage ratio in the coastal region is lower than in the other regions served by us, with approximately 60% of all residences in the coastal region currently connected to our sewage network as of December 31, 2013.

New sewage connections are made on substantially the same basis as connections to water lines:  we assume the cost of installation for the first 20 meters of sewage lines from the sewage network to all customers’ sewage connections and the customer is responsible for the remaining costs.

The following table sets forth projected new sewage connections for the periods indicated.

	2014	2015	2016	2017	2018	2019	2020	2014-2020
São Paulo metropolitan region	124	135	135	125	117	105	121	862
Regional systems	111	111	108	118	118	123	101	790
Total	235	246	243	243	235	228	222	1,652

Sewage Treatment and Disposal

In 2013, approximately 68% and 95% of the sewage we collected in the São Paulo metropolitan region and the Regional systems, respectively, or 78% of the sewage we collected in the State of São Paulo, was treated at our treatment facilities and afterwards discharged into receiving water bodies such as rivers and the Atlantic Ocean, in accordance with applicable legislation.  Though we have not yet reached universalization of sewage collection and treatment services in the regions were we operate, we are making efforts to reach this goal.

We currently operate 500 sewage treatment facilities and 9 ocean outfalls, of which the five largest, located in the São Paulo metropolitan region, have treatment capacity of approximately 18 cubic meters of sewage per second.

In the São Paulo metropolitan region, the treatment process used by most treatment facilities is the activated sludge process.

Sewage treatment in the Regional systems will vary according to the particularities of each area. In the interior region of São Paulo State, treatment consists largely of stabilization ponds. There are 407 secondary treatment facilities in the interior region of São Paulo State that have treatment capacity of approximately 14 cubic meters of sewage per second. The majority of sewage collected in the coastal region receives treatment and disinfection and is then discharged into rivers and also into the Atlantic Ocean through our ocean outfalls, in accordance with applicable legislation.  We have 74 sewage treatment facilities in the coastal region.

 We are a party to a number of legal proceedings related to environmental matters.  See “Item 8.A. Financial Information—Financial Statements and Other Financial Information—Legal Proceedings.”  In addition, our capital expenditure program includes projects to increase the amount of sewage that we treat.  See “Item 4.A. History and Development of the Company—Capital Expenditure Program” and “4.B Business Overview—Government Regulation—Environmental Regulation—Sewage Requirements.”

Sludge Disposal

The creation of sludge is inherent to the sanitation cycle.  The treatment of water and sewage produces residue which needs to be disposed of appropriately to prevent harm to the environment.  Sludge removed from the treatment process typically contains water and a very small proportion of solids.  We use filter presses, belt presses, drying beds and centrifugation machines, among other processes, to abstract the water from the sludge.

Currently, the sludge generated through our activity goes mainly to landfills. In turn, we treat the slurry generated in these landfills.

Current legislation and the population at large demand advances in the search for alternative technologies that minimize the generation of and find beneficial uses for sludge.  In light of these demands, we work on several fronts, seeking innovative approaches to the destination and final disposal of sludge.

Part of the R$6.4 million invested in research and development in 2013 was used for approached to the disposal and beneficial use of sludge, in order to meet the Principles for Cleaner Production.  Our partnerships with the Brazilian Innovation Agency (FINEP) and the São Paulo State Foundation for Research Support (Fapesp) cover projects to use of sludge to help recover of degraded areas, cover landfills and yield sand for construction works.

Sludge disposal must comply with State and Federal law requirements, such as Resolution No. 375 of August 29, 2006 of the CONAMA, Federal Law No. 12,305/2010, Federal Decree No. 7,404/2010, State Law No. 12,300/2006 and State Decree No. 54,645/2009.

Principal Markets in Which We Operate

As of December 31, 2013, we operated water and sewage systems in 363 of the 645 municipalities in the State of São Paulo.  In addition, we currently supply water on a wholesale basis to six municipalities located in the São Paulo metropolitan region with an urban population of approximately 3.5 million.

The following table provides a breakdown of gross revenues from water supply and sewage services by geographic market for the periods indicated.

	Year ended December 31,
	2013	2012	2011
	(in millions of R$)
São Paulo metropolitan region	6,984.4	6,625.0	6,144.7
Regional systems	2,555.7	2,301.7	2,160.4
Total	9,540.1	8,926.7	8,305.1

The following table provides a breakdown of gross revenues from water supply and sewage services by category of activity for the periods indicated.

	Year ended December 31,
	2013	2012	2011
	(in millions of R$)
Water supply	5,276.1	4,944.2	4,607.2
Sewage services	4,264.0	3,982.5	3,697.9
Total	9,540.1	8,926.7	8,305.1

Competition

In the State of São Paulo, there are approximately 276 municipalities that operate their own water and sewage systems and that collectively have a total population of approximately 13.7 million, or approximately 31% of the population of the State of São Paulo, excluding the population of the municipalities to which we provide water services on a wholesale basis.

The competition for municipal concessions arises mainly from the municipalities, as they may resume the water and sewage services that were granted to us and start providing these services directly to the local population.  In this case, the municipal governments would be required to indemnify us for the unamortized portion of our investment.  See “—Our Operations—Regulation of Concessions.”  In the past, municipal governments have terminated our concessions agreements before the expiration date.  Furthermore, municipal governments have tried to expropriate our assets in an attempt to resume the provision of water and sewage services to local populations.  See “Item 8.A. Financial Information—Financial Statements and Other Financial Information—Legal Proceedings.” We negotiate expired concession agreements and concession agreements close to expiration with the municipalities in an attempt to maintain our existing areas of operations.  In the State of São Paulo we face competition from private and municipal water and sewage service providers.

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

The majority of the bills for water and sewage services are delivered to our customers in person, mainly through one of our employees or through independent contractors who are also responsible for reading water meters.  The remainder, by judicial determination, is sent by mail.  Water and sewage bills can be paid at some banks and other locations in the State of São Paulo.  These funds are paid over to us after deducting average banking fees ranging from R$0.29 to R$1.21 per transaction for collection and remittance of these payments.

Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine.  We generally charge a penalty fee and interest on late bill payments.  In 2013, 2012 and 2011, we received payment of 95.2%, 94.7% and 94.8%, respectively, of the amount billed to our retail customers, and 95.0%, 95.5% and 94.7%, respectively, of the amount billed to those customers other than State entities, within 30 days after the due date.  In 2013, 2012 and 2011, we received 100.5%, 100.7% and 96.0%, respectively, of the amount billed to the State entities.  Amounts in excess of 100.0% reflect our recovery of amounts billed in prior years.  With respect to wholesale supply, in 2013, 2012 and 2011, we received payment of 45.8%, 50.1% and 54.7%, respectively, of the amount billed within 30 days.

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

Tariffs

Tariff adjustments follow the guidelines established by the Basic Sanitation Law and ARSESP.  The guidelines also establish procedural steps and the terms for the annual adjustments.  The adjustments have to be announced 30 days prior to the effective date of the new tariffs, which used to take effect in September.  Pursuant to the most recent tariff revision, both the base date and future adjustments will now take place in April.

Tariffs have historically been adjusted once a year and for periods of at least 12 months.  See “—Government Regulation—Tariff Regulation in the State of São Paulo” for additional information regarding our tariffs.

With the publication of the Basic Sanitation Law, the regulation of basic sanitation services, including tariff regulation, became the responsibility of an independent regulator.  To exercise this assignment, the State of São Paulo created ARSESP, which regulates and supervises the services we provide to the State and also to the municipalities that have agreed to its jurisdiction through a cooperation agreement.

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

In addition, in 2011 municipalities in which the hydrographic basins of the Piracicaba, Capivari and Jundiaí rivers are located created a consortium (ARES/PCJ) for the regulation and supervision of our activities in those areas. As a result of the creation of the ARES/PCJ, we are currently involved in legal proceedings in which ARES/PCJ is claiming that it has jurisdiction over the regulation and supervision of our activities in two municipalities (Piracicaba and Mombuca). In the municipality of Piracaia, ARSESP is the entity responsible for applying the state tariff policy (Decree 41,446/96) which is in force due to an existing concession agreement. In the municipality of Mombuca, the regulation and supervision of basic sanitation services was delegated to the State of São Paulo, so that ARSESP could exclusively execute these services. We cannot predict the outcome of this case or how it may impact our business.  See” Risk Factor – Risk Relating to Our Business - Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business.”

In 2012 and 2011, we readjusted our prices by 5.15% and 6.83% starting on September 11, 2012 and on September 11, 2011, respectively. On April 22, 2013, ARSESP approved a preliminary tariff rate of 2.3509% to be applied equally on all customer tariffs. These adjustments were valid for all municipalities served by us, except for the municipalities of Lins and Magda, which have different rules and readjustment dates.  We adjusted the tariffs in the municipality of São Bernardo do Campo pursuant to a different methodology due to the difference between the tariffs charged in that municipality when we assumed the service and the tariffs we were charging in other metropolitan municipalities we serve.  The adjustments in São Bernardo do Campo were set so that in September 2012 the tariff charged in this municipality and the tariff charged in the other municipalities of the region became the same. Since then, the tariff adjustments in this municipality follow the adjustment calendar of the São Paulo metropolitan region. With respect to the municipality of Lins, we adjust our tariff in January according to the variation of the IPCA for the last twelve‑month period ended November 30.  In Magda, the tariffs will equal the tariffs in the region by July 2014.  In the municipalities of Glicério and Torrinha, the tariffs will equal the tariffs in the region in 2017.

On November 1, 2013, ARSESP issued Resolution No. 435 which authorizes us to implement a tariff adjustment. Initially, this adjustment considered an inflation rate of 6.2707% as measured by the IPCA for the period of August 2012 to July 2013.  From this number, ARSESP deducted the Efficiency Factor (X Factor) of 0.4297% for the period, and this resulted in an adjustment of 5.8410%.  Additionally, ARSESP estimated the gain that we had with a tariff revision of 2.3509% beginning in April 2013, and this resulted in a further discount of 0.9249% in the indicator.  Moreover, ARSESP also estimated our loss of 0.6538% resulting from the delay in the reposition of the IPCA and added that estimated amount. The product of these movements and considerations resulted in a linear increase of 3.1451% in tariffs beginning December 11, 2013.

Regarding the tariff structure, ARSESP Resolution No. 463, published in January 2014, established April 10, 2014, as a deadline for publication of the timetable for implementation of our new tariff structure.  However, in April 17, 2014, ARSESP issued Resolution No. 484, which maintains the current Tariff Structure and does not set a date for implementation of the new tariff structure. Until the new tariff structure is approved by ARSESP, we will continue to use our current tariff structure.  As such, we currently divide tariffs into two categories:  residential and non‑residential.  The residential category is subdivided into standard residential, residential social and favela (shantytowns).  The residential social tariffs apply to residences of low‑income families, residences of persons unemployed for up to 12 months and collective living residences.  The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure.  The latter two sub‑categories were instituted to assist lower‑income customers by providing lower tariffs for consumption.  The non‑residential category consists of:  (i) commercial, industrial and public customers; (ii) ”not‑for‑profit” entities that pay 50.0% of the prevailing non‑residential tariff;  (iii) government entities that have entered into a water loss reduction agreement with us and pay 75.0% of the prevailing non‑residential tariff; and (iv) public entities that have entered into program agreements, for municipalities with a population of up to 30,000 and with half or more classified according to their degree of social vulnerability by the Social Vulnerability Index of São Paulo (Índice Paulista de Vulnerabilidade Social) 5 and 6, of the SEADE, obtained through the analysis of the 2000 Census figures, and start to receive tariff benefits, in accordance with our normative ruling, for the category of public use, at the municipality level.  The tariffs are equal to those offered to the commercial/entity of social assistance and that corresponds to 50.0% of the public tariffs without contractual provisions referred to in item (iv) above.

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

Customer Category Consumption	As of December 11, 2013(5)	As of April 22, 2013(4)	As of September 11, 2012(3)	As of September 11, 2011(2)
Residential
Standard Residential:
0‑10(1)	1.68	1.63	1.59	1.52
11‑20	2.63	2.55	2.49	2.37
21‑50	6.57	6.37	6.22	5.92
Above 50	7.24	7.02	6.86	6.52
Social:
0‑10(1)	0.57	0.55	0.54	0.51
11‑20	0.99	0.96	0.94	0.89
21‑30	3.48	3.37	3.29	3.13
31‑50	4.97	4.82	4.71	4.48
Above 50	5.49	5.32	5.20	4.95
Favela (shantytown):
0‑10(1)	0.44	0.42	0.41	0.39
11‑20	0.50	0.48	0.47	0.45
21‑30	1.64	1.59	1.55	1.47
31‑50	4.97	4.82	4.71	4.48
Above 50	5.49	5.32	5.20	4.95
Non‑Residential
Commercial/Industrial/Governmental:
0‑10(1)	3.38	3.28	3.20	3.04
11‑20	6.57	6.37	6.22	5.92
21‑50	12.59	12.21	11.93	11.35
Above 50	13.12	12.72	12.43	11.82
Social Welfare Entities:
0‑10(1)	1.69	1.64	1.60	1.52
11‑20	3.29	3.19	3.12	2.97
21‑50	6.32	6.13	5.99	5.70
Above 50	5.56	6.36	6.21	5.91
Government entities that employ the Rational Use of Water Program (Programa de Uso Racional da Água), or PURA, with reduction agreement:
0‑10(1)	2.53	2.40	2.28	2.14
11‑20	4.92	4.66	4.43	4.15
21‑50	9.47	8.97	8.53	7.98
Above 50	9.84	9.32	8.86	8.29

______________

(1)    The minimum volume charged is for ten cubic meters per month.

(2)    From September 11, 2011 through September 10, 2012.

(3)     From September 11, 2012 through April 21, 2013.

(4)   From April 22, 2013 through December 10, 2013.

(5)   Since December 11, 2013

In 2013, 2012 and 2011, the average tariff calculated for the Regional systems was approximately 30% below the average tariff of the São Paulo metropolitan region.

The Basic Sanitation Law requires states to establish independent regulators with the responsibility of monitoring basic sanitation services and regulating tariffs.  Federal law No. 11,445/07 and São Paulo State Law No. 1,025/07 established the ARSESP, which regulates and supervises the basic sanitation services that we provide in municipalities that have agreed to come under ARSESP’s jurisdiction.  For the municipalities that have not yet agreed to come under ARSESP’s jurisdiction for which we currently provide basic sanitation services, we determine tariffs based on State Decree 41,446/96. ARSESP has proposed or enacted a number of regulatory changes, including the following:

•                     In 2009, ARSESP opened the methodology for tariff revisions for public discussion and hearings. In 2010, ARSESP issued Resolution No. 156.  This resolution established the methodology and general criteria for the valuation of our regulatory asset base to be used for purposes of tariff review processes and auditing. During 2011 and 2012 ARSESP held further public consultations regarding the methodology for tariff revisions, which was finally specified and disclosed in April 2012.  In November 2012, ARSESP published a preliminary technical note for public consultation, proposing a preliminary initial maximum average tariff (P0) and efficiency gains factor (X Factor), based on a preliminary evaluation of assets held by us.  Following further public consultations, in March 2013 ARSESP published two resolutions, Resolution No. 406 and Resolution No. 407.

•                     Resolution No. 406 sets out the following:  (i) an initial maximum average tariff (P0) and a preliminary asset base value to apply until the conclusion of an external audit of our asset base, resulting in a tariff revision of 2.3509%; (ii) authorizes the pass-through to consumers of the regulation and supervision rate of 0.5% immediately after the conclusion of the operational adjustments necessary for the inclusion of this rate in the bills in the municipalities where it will be charged; (iii) ARSESP also establishes an annual tariff adjustment formula, to be implemented during the second tariff cycle, consisting of the IPCA variation (a consumer price index) for the period, adjusted by an efficiency factor designed to transfer a portion of our productivity gains to consumers, which was implemented on November 1, 2013 and further adjusted to reflect changes in service quality to be defined and applied as of the third year of the tariff cycle.  According to ARSESP’s timetable the final maximum average tariff (P0) would be announced in August 2013 after an audit of the asset base value presented by us.  However, it was postponed to April 2014.

•                     A tariff revision of to a rate of 2.3509% was implemented in April 2013 pursuant to Resolution No. 406. Additionally, we will pass an inspection fee of 0.5% to consumers immediately after the conclusion of the operational adjustments necessary for the inclusion of this rate in the bills to municipalities where it will be charged. The adaptation of internal processes to accommodate this charge has not been finalized yet, and it should be finalized in 2014.

•                     In April 2013 ARSESP issued Resolution No. 407 authorizing us to pass through to the service bill the 7.5% transfer to the São Paulo Municipal Sanitation and Infrastructure Fund as a legal charge, as defined by municipal legislation.  Pursuant to the Program Contracts and the Sewage and Water Supply Service Contracts, this charge must be considered in the tariff revision.

•                      In April 2013, ARSESP issued Resolution No. 413, which effectively suspended Resolution No. 407 until the tariff revision process is concluded, thereby postponing our authorization to pass the charge through to consumers on the service bill. The postponement of Resolution No.407 was due to a request from the Government of the State of São Paulo to analyze, among other matters, methods of reducing the impact on consumers.  Although Resolution No.407 establishes the conclusion of the tariff review as the date for the implementation of the pass-through, we cannot be certain when Resolution No. 407 will be implemented.
In April 2014, ARSESP issued Resolution No. 484, which establishes the conclusion of the tariff revision.  No decision was made in relation to the 7.5% charge to our consumers, and we do not know when a final decision will be reached.  We cannot know when we will be able to pass the 7.5% charge to consumers on the service bill.

•                     In July 2013, ARSESP announced that due to a lack of quorum by its board of directors to deliberate on the tariff revision process, the process would be postponed until a quorum could be formed.  Three directors are necessary so that ARSESP may deliberate on any matter and, at that time, it only had two directors.

•                     Resolution No. 427, published by ARSESP on August 1, 2013, maintained suspension of our tariff revision and required that we reevaluate 19 points of our Regulatory Asset Base.  We requested 90 days to assess, clarify and make the adjustments necessary to the Regulatory Asset Base. A revised Regulatory Asset Base was filed in December 2013, in compliance with the schedule.

•                     In October 2013, ARSESP’s officers fulfilled the minimum requirement quorum necessary to deliberate on subjects related to the tariff adjustment and/or revision that had been paralyzed since August 2013.  On November 1, 2013, ARSESP issued Resolution No. 435, authorizing us to implement a tariff adjustment.  Initially, this adjustment considered an inflation rate of 6.2707% as measured by the IPCA for the period of August 2012 to July 2013.  From this number, ARSESP deducted the Efficiency Factor (X Factor) of 0.4297% for the period, and this resulted in an adjustment of 5.8410%.  Additionally, ARSESP estimated the gain that we had with a tariff revision of 2.3509% beginning in April 2013, and this resulted in a further discount of 0.9249% in the indicator.  Moreover, ARSESP also estimated our loss of 0.6538% resulting from the delay in the reposition of the IPCA and added that estimated amount. The product of these movements and considerations resulted in a linear tariff adjustment of 3.1451% beginning December 11, 2013.

•                     ARSESP Resolution No. 463 published in January 2014 established a new timetable for the development of our tariff revision phases and established April 10, 2014, as the date for release of the definitive Initial Maximum Price (P0) and the Efficiency Factor (X Factor) for the tariff cycle initiated on August 10, 2012. The phases of our tariff revision were determined as follows:

•          February 11, 2014 – ARSESP released Technical Note RTS 001/2014, which presents its proposals for the definitive Initial Maximum Price (P0) and Efficiency Factor (X Factor) and start of the public consultation and call for a public hearing. With Technical Note RTS 001/2014, ARSESP determined the Final Tariff Level, which consists of: (i) the definition of the Final P0, which refers to December 2012, with the definitive initial Net Regulatory Asset Base, or RAB, (ii) the quantification of the compensatory adjustments for retroactive application to the beginning of the cycle, and (iii) the tariff amounts to be applied on services rendered as from April 11, 2014.

•          March 12, 2014 – public hearing and the end of the public consultation;

•          April 10, 2014 – release and publication of the results related to the definitive Initial Maximum Price (P0) and Efficiency Factor (X Factor) and the consolidated reports on contributions from the public consultation; and publication of the timetable for implementation of our new tariff structure.  However, on April 10, 2014, ARSESP suspended the publication of this timetable.

•          April 17, 2014 – ARSESP issued Resolution No. 484, which, among other things: (i) establishes that, as of May 11, 2014, a tariff repositioning index of 5.4408% in relation to our current tariffs and an annual Efficiency Factor (X Factor) of 0.9386%, which will be deducted in the upcoming annual tariff adjustments, shall be applied to water services bills, (ii) allows us to apply the repositioning index arising from the tariff revision at a more opportune future date, when we shall proceed with a recalculation and monetary adjustment of the applicable amounts, in order to ensure our economic and financial balance, taking into account the atypical situation in our market due to the lack of rainfall and our measures to encourage water savings in order to ensure supply, (iii) establishes that the next annual tariff adjustments will occur on April 11, 2015 and April 11, 2016, with the next tariff revision on April 11, 2017, and (iv) ratifies the readjustment rules set forth on Resolution No. 406 (described above) and updated the X Factor for the tarif cycle from 0.836% to 0.9386%.  The current tariff structure will be kept with respect to our services until the new structure is approved by ARSESP and implemented.  Considering what has been established by Resolution No. 484, we decided to postpone the application of the repositioning index to an opportune date no later than the end of December 2014.

In August 2012, ARSESP issued Resolution No. 346, which established the principle that users should be compensated for any interruptions in water supply.  Implementation of this regulation has been suspended pending further technical discussions.  In 2013, ARSESP held public consultations that resumed technical discussions on the subject, but the new resolution that will replace Resolution No. 346 has not yet been published.

Marketing Channels

As of December 31, 2013, we were the concessionaire for the provision of water supply and collection, treatment and disposal of sewage services directly to end consumers for 363 municipalities of the State of São Paulo.  We also supply water on a wholesale basis to six municipalities located in the São Paulo metropolitan region.  It is the responsibility of these municipalities to then distribute the water to end consumers.  We provide sewage services to five of these municipalities.  Because of our distribution infrastructure, end consumers to whom we offer water services on a wholesale basis cannot alternatively acquire such services directly from us.  For more information on service concessions, see “—Wholesale Operations.”

Energy Consumption

Energy is essential to our operations, and as a result we are one of the largest users of energy in the State of São Paulo.  In the year ended December 31, 2013, we used 1.78% of the total energy consumption in the State of São Paulo.  To date, we have not experienced any major disruptions in energy supply.  Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of operations or prospects.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to risks associated with the provision of water and sewage services.”

Energy prices have a significant impact on our results of operations.  In 2013, 42.6% of our total energy consumption occurred within the “free market,” where we can more efficiently negotiate the supply of energy. In October 2012, we entered into long‑term contracts with AES Tiête (39%) and Tractebel Energia S.A. (61%) to provide these services until 2015.

Insurance

We maintain insurance covering, among other things, fire or other damage to our property and office buildings and third‑party liability.  We also maintain insurance coverage for directors’ and officers’ liability (D&O insurance).  We currently obtain our insurance policies by means of public bids involving major Brazilian and international insurance companies that operate in Brazil.  As of December 31, 2013, we had paid a total aggregate amount of R$5.6 million in premiums.  In addition, we paid R$1.4 million for a D&O insurance policy, covering R$4.1 billion in assets, third‑party liabilities and D&O insurance.  We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption of our activities.  In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages.  We believe that we maintain insurance at levels customary in Brazil for our type of business.

Intellectual Property

Trademarks

We have secured registration of our logo and composite trademark at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI. We have registered with the INPI the following trademarks: “Sabesp”, “Sabesp Soluções Ambientais”, “Projeto Tietê”, “Programa Córrego Limpo”, “Programa Onda Limpa”, “Prol – Programa de Reciclagem do Óleo De Fritura”, “Revista DAE”, “Ligação Sabesp”, “Agente da Gente – Sabesp na Comunidade”, “PURA – Programa de Uso Racional da Água”, “Sabesp Inteligência Ambiental”, “Reúso da Água”, “Uso Racional da Água”, “Parque da Integração”, “Clubinho Sabesp”, “Cauã”, “Denis”, “Gabi”, “Gotucho”, “Gota Borralheira”, “Dr. Gastão”, “Iara”, “Ratantan”, “Sayuri”, “Cadu” and “SuperH2O.” Cauã, Denis, Gabi, Gotucho, Gota Borralheira, Dr. Gastão, Iara, Sayuri, Ratantan, Cadu and Super H2O are some of the characters of our children’s club (Clubinho SABESP), which is a tool for environmental education directed to children through our website.

We have also filed applications with the INPI for registration of the following trademarks: “Eu Sou Guardião das Águas Sabesp Eu Não Desperdiço”, “Parque Da Integração”, “Programa de Recuperação Ambiental”, “Signos Sistema De Informação Geográfica No Saneamento”, “Signos Net Sistema De Informação Geográfica No Saneamento”, “Scorpion”, “Sabesp Semana do Meio Ambiente”, “Água de Reúso Sabesp”, “Água Sabesp Aquífero Guarani”, “Água Sabesp Estação Cantareira”, “Contrato de Fidelização Sabesp”, “Esgotos não Domésticos Sabesp”, “Cine Sabesp”, “Ecoposto Sabesp”, “PEA – Programa de Educação Ambiental”, “Projeto Tietê”, “Sabesp Abraço Verde”, “Super H2O”, “Programa Córrego Limpo” and the following character of the Clubinho SABESP: “Cadu”.

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

•                     a mobile device for the calibration of hydrometers;

•                     rotary devices used to clean water reservoirs transported by trucks with high-pressure hydrojetting systems; and

•                     portable metrological test equipment.

We are currently awaiting responses to our patent requests from the INPI.  While the requests are under consideration, we are granted the exclusive right to use these devices.

Software

We have adopted an internal policy that provides for an active and effective audit and prevention of unauthorized software.  We have acquired the software licenses for all our workstations.

We have also developed certain computer programs for management and control of water and sewage treatment facilities, as well as for third‑party services management, called “CSI– Sistema Comercial, Serviços e Informações,” “AQUALOG (Control Water Treatment Plants),” “SGL (Bid Management System),” “SCORPION (Software to Operational Control),” “Electronic Price Quotation” (Cotação Eletrônica de Preços), “PREGÃO SABESP ONLINE,” “SISDOC – Sistema de Controle de Documentos,” “Sistema de análise do comportamento metrológico de hidrômetros,” “Modelo padronizado de Laudo técnico‑MPLT,” and “SGH” ‑ hydrometry management system (Sistema de Gestão de Hidrometria), “SIA – Sistema de Informações de Auditoria,” “SAN – Sistema de Apoio à Navegação,” online software for managing specific articles published in the DAE magazine, Dashboard and Online Control of Water Losses.  We have also secured registration of these programs at the INPI.

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

We have the following ongoing environmental management programs:

•         implementation of an Environmental Management System, or EMS, in our water and sewage treatment stations (“WTS” and “STS”).  The EMS is present in 95 stations and we have a plan of progressive extension until 2020. Additionally, we pursue the ISO 14001 certification for our strategic plants.  As of December 31, 2013, we have ISO 14001 certification for 50 STSs;

•         participation in the Carbon Disclosure Project since 2006;

•         development of the Corporate Greenhouse Gas Management Program (Programa Corporativo de Gestão de Emissões de Gases de Efeito Estufa), in line with the guidelines from the São Paulo State Climate Change Policy (PEMC), including the creation of inventories of greenhouse gases, totaling six inventories concluded since 2007;

•         continuation of the actions set forth in the corporate programs for obtaining and maintaining environmental licenses and grants for the right to use water;

•         the implementation of the Environmental Education Program (PEA SABESP), including over one hundred environmental education actions and projects involving the community and other stakeholders;

•         management of our institutional representation in the State and National Systems of Water Resources, including training of company representatives to participate in: (i) the creation of criteria for water usage charges, (ii) the monitoring of water basin plans (Planos de Bacias), (iii) review of water bodies’ classifications,  and (iv) analysis of legislation regarding the protection of water sources;  and

•         implementation of the SABESP 3‑Rs Program (Programa SABESP 3Rs) for the reduction, re‑use and recycling of waste of administrative activities, in partnership with the Catadores Cooperatives (Cooperativas de Catadores) and which includes employee training enabling them to act as multipliers in the roll-out of the program.

In addition to corporate environmental management initiatives, we have several projects and initiatives underway to benefit the environment by engaging the population at large.  In 2013, we invested R$32.5 million in environmental programs and projects.

Climate Change Regulations:  Reduction of Greenhouse Gases (GHG)

We are required to comply with laws and regulations related to climate change, including international agreements and treaties to which Brazil is a signatory.

The São Paulo State Climate Change Policy (Law No. 13,798), enacted on November 9, 2009, aims to reduce global emissions of carbon dioxide by 20.0% by 2020 compared with 2005 levels.  Brazil’s Climate Change Policy (Law No. 12,187), enacted on December 29, 2009, establishes a voluntary national commitment to reduce Brazil’s currently projected GHG emissions for 2020 by a percentage between 36.1% and 38.9%.  Such targets have not been established for the sanitation sector yet.  We are currently developing a Corporate Greenhouse Gas Management Program, aimed at reducing the amount of greenhouse gases released into the atmosphere, including the creation of an inventory to record releases of greenhouse gases.

In 2013, we concluded the corporate inventories of greenhouse gases for 2011 and 2012, thus totaling six inventories since 2007.  We noted that the trend observed in the previous inventories persists, specifically that activities regarding sewage collection and treatment remain our largest sources of greenhouse gas release, representing approximately 91% of CO2 release. Electric energy represents approximately 8% and administrative activities represent approximately 1% of greenhouse gas release.

We participate in initiatives that may potentially reduce the amount of greenhouse gases we release into the atmosphere, such as installing a small hydroelectric power plant. The use of biogas generated in the treatment of sewage, recycling sewage sludge and covering lagoons, among other actions, are other initiatives related to this matter.

At this point, it is still not possible to predict if climate change policies will provide opportunities or generate new costs for us.  Reducing our emissions of carbon dioxide will involve costs and expenses related to implementing more stringent control mechanisms, adopting pollution prevention measures and actions to minimize the generation of GHGs.  We may not receive financial incentives to offset all or part of these costs.  In addition, if limitations in GHG emissions affect our supply chain and increase our costs, we may not be able to pass on these costs to our end consumers.  See “—Tariffs.”

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

Physical Effects of Extreme Weather Events

Since our financial performance is closely linked to climate patterns that influence the availability of water (in terms of quantity and quality of water resources), extreme weather conditions may adversely affect our business and operations.  If long‑term climate change causes significant alterations in environmental conditions, such as an increase in the frequency of extreme weather conditions, this could affect the quality and quantity of water available for abstraction, treatment and supply, which could affect the costs of services and tariffs.

An increase in heavy rainfall can impact water quality and the regular operation of water sources, including abstraction of water from our dams, through increased soil erosion, silting, pollution and eutrophication of aquatic ecosystems.  In addition, increased flows of rainwater into sewage systems may overwhelm the capacity of sewage treatment plants.  We may need to implement new production systems, build larger reservoirs, or increase operational capacity by further automating our existing equipment.  To increase automation, we would need to purchase and operate new equipment to measure dam levels and volumes, river output and the rain in hydrographic basins, create mathematical models for real time operations, and train technicians to operate these systems.

In the case of prolonged periods of drought, for example, reduced water levels in dams can cause an increase in the concentration of plant matter by increasing eutrophication and, consequently, increasing water treatment costs and operational complexity.  In such cases our production costs may increase, affecting our financial margins and the quality of water we produce.  Droughts also lower reservoir levels available for hydroelectric plants, which may lead to power shortages, particularly since hydroelectric power accounts for most of Brazil’s electric power supply.  Lack of electric energy could lead to instability in water supply and sewage collection and treatment services, which could damage our reputation.  In addition, because we are one of the largest consumers of electricity in the State of São Paulo, a potential increase in electricity tariffs due to a shortage of hydroelectric power could have a significant economic impact on us.

We are also the concessionaire for water and sewage services for all the coastal municipalities of the State of São Paulo.  A rise in the sea level could result in increased salinity in the river estuaries where we abstract water, which could affect water treatment in these areas.  Rising sea levels could also cause damage in our sewage collection network.

Extreme climate events may also affect the extraction, production and transportation of the materials necessary for our operations, such as water treatment materials, and may lead to an increase in the cost of these materials.  A rise in air temperature could also increase consumer demand for water, increasing the need to expand both water supply and sewage treatment.

In this context, our strategy calls for identifying mitigating actions, enlarging their coverage and managing possible operational risks related to climate change, as well as identifying opportunities to increase our effectiveness and to implement new technologies. The use of biogas generated in the treatment of sewage is an example of some of our initiatives related to this matter. With regards to the risk of reduced water availability, we are working to adapt to a new scenario of water scarcity due to climate change through initiatives such as the Corporate Programs for Loss Reduction, the Program for Rational Water Usage and the expansion of the planned reutilization of effluents for urban and industrial purposes.

See “Item 3.D. Risk Factors—Risks Relating to Our Business—New laws and regulations relating to climate change and changes in existing regulation, as well as the physical Effects of Extreme Weather Events, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.”

Regarding the drought that affected the Cantareira System in late 2013 and early 2014, see “Item 3.D. Risk Factors—Risks Relating to Our Business— Droughts, the water consumption reduction program or other measures may result in a significant decrease in the volume of water billed and the revenues from services we provide, which may have a material adverse effect on our company” and “Item 5.A. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects of Extreme Weather Events—Drought.”

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

The Basic Sanitation Law

On January 5, 2007, Federal Law No. 11,445, or the Basic Sanitation Law, was enacted, establishing nationwide guidelines for basic sanitation and seeking to create appropriate solutions for the situation of each state and municipality, facilitating the technical cooperation between the state and municipalities.  In addition, the federal government will enact its public policy to facilitate access to financing alternatives that are compatible with the costs and terms of the sanitation industry, in substitution of the PLANASA model.  On June 21, 2010, the federal government enacted Federal Decree No. 7,217 (as amended by Federal Decree No. 8,211/14), regulating the Basic Sanitation Law.  See “Item 3.D. Risk Factors—Risks Relating to our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business.”

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

Federal Decree No. 7,217, which was enacted on June 21, 2010, (as modified by Federal Decree No. 8,211 of March 21, 2014) and Law 11,445 implemented a first series of new principles under the Basic Sanitation Law, including the following:

•                     for public‑public partnership contracts (or program contracts), public hearings must be held with respect to bid announcements, and technical and economic viability studies must be carried out;

•                      the rights and obligations of customers and service providers, including penalties, are determined by the owner of the public service, not by the regulatory agency (since its function is to ensure full compliance of legislative and contractual conditions);

•                     the regulatory agency’s function is to ensure compliance with the law and with the contractual conditions;

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

Furthermore, since Law No. 11,445 permits municipalities to create their own regulatory agencies rather than being subjected to overview by ARSESP, a number of municipalities created their own regulatory agencies.  The municipality of Lins, which decided in 2007 to create its own regulatory authority, revisited this decision in 2010 and transferred the regulation of water activities, including the setting of tariffs, to ARSESP.  The municipality of Lins has retained, however, the power to ultimately approve the tariff set by ARSESP.

In addition, in 2011 municipalities in which the hydrographic basins of the Piracicaba, Capivari and Jundiaí rivers are located created a consortium (ARES/PCJ) for the regulation and supervision of our activities in those areas. As a result of the creation of the ARES/PCJ, we are currently involved in legal proceedings in which ARES/PCJ is claiming that it has jurisdiction over the regulation and supervision of our activities in two municipalities (Piracicaba and Mombuca). In the municipality of Piracaia, ARSESP is the entity in charge of applying the state tariff policy (Decree 41,446/96) which is in force due to an existing concession agreement. In the municipality of Mombuca, the regulation and supervision of basic sanitation services was delegated to the State of São Paulo, so that ARSESP could exclusively execute these services. We cannot predict the outcome of this case or how it may impact our business.  See” Risk Factor – Risk Relating to Our Business - Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business”

ARSESP Rule Enactments

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

In 2013, we established procedures for communicating scheduled interruptions in the provision of water services by developing the Communication of Scheduled Interruptions of Basic Sanitation – SISCIP-S.

We are currently evaluating the enforceability and legality of some of these rules.  Implementation of these rules started during 2011, is currently ongoing, and is expected to continue for the next few years.  The implementation of these rules will impact our commercial and operations processes, and may adversely affect us in ways we cannot currently predict.

We are attentive to these regulatory changes, have been working toward meeting ARSESP’s requirements and recommendations, and have presented technical, legal and factual reasons for any conduct that ARSESP may find irregular.  As a result, we are subject to few regulatory infractions and to limited fines.  See “Risk Factors—Risks Relating to Our Business—“Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business.”

Regulation of Concessions

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

In the majority of municipalities where we operate, the new contracts have been formalized pursuant to the provisions of the Federal Public Bidding Law that allows the public bidding process to be waived under certain circumstances.  In addition, there are pending cases before the Brazilian Supreme Court regarding whether the right to execute concession and program agreements in the metropolitan regions belongs to the State or the municipal government. On February 28, 2013 the Brazilian Supreme Court decided a pending case on this matter related to the State of Rio de Janeiro.  A majority of the court held that the State and municipal governments must set up new joint entities to oversee the planning, regulation and auditing of basic sanitation services in metropolitan regions.  On March 6, 2013, the court ruled that this decision would come into effect after a 24-month period with respect to the State of Rio de Janeiro. The São Paulo metropolitan region accounted for 73.2% of our gross operating revenue in 2013 (excluding revenues relating to the construction of concession infrastructure).  We cannot predict how the shared management of these operations will be carried out in the São Paulo metropolitan region and other metropolitan regions we operate in or what effect it may have on our business, financial condition or results of operation.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business.”

On June 18, 2009, Municipal Law No. 14,934/2009 was enacted and this law revoked Law No. 13,670/2003, which had originally created the discussion on whether the State or the Municipality was the one with the power to grant and monitor formal concessions for water and sewage services in the city of São Paulo.  On June 23, 2010, we entered into a formal agreement with both the State and the city of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30‑year period, which may be extended for an additional 30‑year period. See “Item 3.D. Risk Factors—Risks Relating to Our Business—The terms of our agreement to provide water and sewage services in the City of São Paulo could have a material adverse effect on us.”

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

On June 8, 2006, the State of São Paulo enacted Decree No. 50,868 creating the Commission for the Regulation of Sanitation Service of the State of São Paulo (Comissão de Regulação do Serviço de Saneamento do Estado de São Paulo – CORSANPA) to regulate sanitation services.  The Commission for the Regulation of Sanitation Service of the State of São Paulo is directly subordinated to the State Secretariat for Sanitation and Water Resources. On August 5, 2009, the State of São Paulo enacted Decree No. 54,644, which revoked Decree No. 50,868 and regulated the composition, organization and operation of the State Sanitation Council (Conselho Estadual de Saneamento – CONESAN) created by Supplementary Law No. 7,750/92.

The main duty of the Commission for the Regulation of Sanitation Service of the State of São Paulo was conducting studies for the creation of a regulatory agency for the basic sanitation industry and the presentation of legal and regulatory measures.  The completion of such duties resulted in the publication of supplementary Law No. 1,025 of December 7, 2007, which created ARSESP and partially revoked Supplementary Law No. 7,750/92.  Furthermore, Supplementary Law No. 1,025/2007 maintained the State Sanitation Council, as an advisory council to define and implement the state basic sanitation policy, and the State Sanitation Fund (Fundo Estadual de Saneamento – FESAN).  The State Sanitation Fund is connected to the State Secretariat for Sanitation and Water Resources, and collects and manages resources that support State‑approved programs, as well as the development of technology, management and human resources and a sanitation information system, in addition to other support programs.

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

In addition, the rules simplified the process for the expansion of our business in Brazil and abroad, authorizing us to:

•                     participate in the controlling block or the capital of other companies;

•                     create subsidiaries, which may become majority or minority shareholders in other companies; and

•                     establish partnerships with national or foreign companies, including other state or municipal basic sanitation companies, in order to expand our activities, share technology and expand investments related to basic sanitation services.

Public‑Private Partnerships

The Public-Private Partnership (PPP) is a form of agreement with the public administration used for the concession of services to private enterprises, as well as for construction works coupled with the provision of services.  PPPs are regulated by the State of São Paulo through Law No. 11,688, which was enacted on May 19, 2004.  PPPs may be used for:  (i) implantation, expansion, improvement, reform, maintenance or management of public infrastructure; (ii) provision of public services; and (iii) exploitation of public assets and non‑material rights belonging to the State.

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

Among other instruments established by this Policy, the competent public authority grants for the right to use water for the implementation of any enterprise that demands the use of surface or underground water resources (for the collection or release of effluents), as well as for the execution of services that alter the regime or quality of such water resources.  In the case of rivers under the federal government’s domain (rivers crossing more than one state), ANA is the public authority which grants the authorization.  With respect to the rivers under a state’s domain, the applicable state authority has jurisdiction to grant the right of use.  In the State of São Paulo, DAEE is the public authority responsible for granting such authorizations.

In conducting our principal activities, we have grants for the rights to use water, and there is a corporate program in place to obtain and maintain the rights to use water for the remaining activities.  As of the date of this annual report, we do not own all the required grants for the right to use water in connection with our operations.  However, all of our water-usage activities have filed requests for grants for the right to use water with the competent authority; many of these requests have been granted and others are under analysis by DAEE and ANA.

State Law No. 12,183, which was enacted on December 29, 2005, established the basis for charging for the use of the water resources under the domain of the State of São Paulo.  To apply such charging, the law provides for, among other provisions, the participation of the Water Basins Committees, the formulation of criteria by such Committees, the creation of basin agencies and the organization of a registered list of water resource users.  The basin committee’s proposals regarding the criteria to calculate the amounts to be charged at each basin must be approved by the State Water Resource Council, and formalized by a decree issued by the State Governor.

According to existing law, the hydrographic basins committees are authorized to charge users, such as us, for the abstraction of water from, or dumping of sewage into, water bodies.

Charging for the use of water is under gradual implementation by the State of São Paulo, where the largest individual contributors are located, and it is a management tool of the Policy on Water Resources to promote the rational use of water and finance programs and actions established by the basin plans.  In 2013, we paid about R$27.0 million for the use of water resources.

Charging for the use of water from rivers of federal domain began in 2003 in the Paraíba do Sul basin, and charging for the use of water from rivers of state domain began in 2007 in the Paraíba do Sul, Piracicaba, Capivari and Jundiaí basins.  Subsequently, charges were implemented for the use of water from the Sorocaba, Middle Tietê and Santos Region basins.  In 2013, charges were implemented for the use of water from the Baixo Tietê basin and, in April 2014, for the use of water from the Alto Tietê Basin.  It is probable that the same will occur in 2014 in the following basins: Tietê/Batalha, Tietê/Jacaré, Baixo Pardo e Grande, Litoral Norte, Mogi-Guacu, Pardo, Pontal do Paranapanema, Sapucaí Mirim/Grande, Serra da Mantiqueira, Ribeira do Iguape/Litoral Sul and Turvo/Grande.  In 2015, charges for the use of water are expected to be implemented for the basins of Alto Paranapanema, Aguapeí/Peixe, Médio Paranapanema and São José dos Dourados.

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

The control and environmental planning instruments are defined by several legal instruments, such as State Law No. 997/1976, which regulates environmental pollution control; CONAMA Resolution No. 05/1988, which requires licensing of sanitation projects that cause significant alterations to the environment; CONAMA Resolution No. 237/1997, which regulates (i) environmental licenses, (ii) federal, state and local jurisdiction over environmental issues, (iii) the list of activities subject to licensing, and (iv) environmental impact studies and reports; State Decree No. 47,400/2002 and related articles from State Law No. 9,509/1997 regarding environmental licensing; State Decree No. 8,468/76, CONAMA Resolution No. 357/2005, and CONAMA Resolution No. 397/08, which establish standards of quality for receiving bodies of water; Decreto Estadual 8,468/76 and CONAMA Resolution No. 430/11 which establish the standards for discharge of effluents; and Portaria Departamento de Águas e Energia Elétrica 717/96, which regulates the concession of grants for the right to use water and rights to interfere in water resources.

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

We have been implementing a program (Programa Corporativo de Manutenção e Obtenção do Licenciamento Ambiental) since 2010, in order to comply with environmental regulation by 2016.  As of the date of this annual report, we were not in possession of all licenses required in connection with our operations.

Sewage Requirements

State law sets forth regulations regarding pollution control and environmental preservation in the State of São Paulo.  According to this law, in areas in which there is a public sewage system, all effluents of a “polluting source” must be discharged to such system, as is the case for industrial enterpresises.  It is the responsibility of the polluting source to connect itself to the public sewage system.  All effluents to be discharged are required to meet the standards and conditions established by the applicable environmental law, which allows such effluents to be treated by our treatment facilities and discharged in an environmentally safe manner.  Effluents that do not comply with such criteria are prohibited from being discharged into the public sewage system.  State legislation also establishes that liquid effluents, except those related to basic sanitation, be subjected to pre‑treatment so that they meet the required mandatory levels before being discharged into the public sewage system.  Effluents from our treatment facilities must comply with effluent limitation guidelines and meet the water quality standards of the receiving water bodies established by federal and state legislation.  See “—Sewage Operations—Sewage System”.

The CETESB is authorized under State law to monitor discharges of effluents into the water bodies, among other things.  The CETESB also issues the environmental licenses to the polluting sources, including sewage treatment stations.  For more information, see “Item 4.B. Business Overview—Environmental Matters.”

State and federal water resource legislation establishes the charging of fees for the discharge of treated effluents into water bodies.  This charge is already in force for some water basins, and it is in different implementation stages for the remaining basins.  See “—Government Regulation—Water Usage.”

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

D.      Property, Plant, Equipment and Intangible Assets

Our principal property, plant and equipment comprise administrative facilities which are stated at historical costs less depreciation.  The reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water transmission lines, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections are recorded as intangible assets (concession assets).  As of December 31, 2013, we operated through 69,619 kilometers of water pipes and water transmission lines and 47,103 kilometers of sewer lines.  As of that same date, we operated 232 water treatment facilities and 509 sewage treatment facilities (including nine ocean outfalls), as well as 16 water quality control laboratories.

We own our headquarters building and all other major administrative buildings.  We have pledged some of our properties as collateral to the federal government in connection with a long‑term financing transaction we have entered into with the IBRD that was guaranteed by the federal government.  As of December 31, 2013, we held assets in the amount of R$249.0 million pledged as collateral to the Special Program for Payment of Federal and Social Security Related Taxes in Installments (Programa de Parcelamento Especial para Impostos Federais e Previdenciários), or PAES program.  The debt owed to the PAES Program was entirely paid in 120 months, and the last installment was paid on June 28, 2013.

As of December 31, 2013, the total net book value of our property, plant and equipment and intangible assets (including concession assets) was R$24,045.7 million.

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

A.      Operating and Financial Review and Prospects

Overview

As of December 31, 2013, we operated water and sewage systems in the State of São Paulo, including in the city of São Paulo, Brazil’s largest city, and in 362 municipalities in the State of São Paulo, which represented 56% of all municipalities in the State.  We also provided water services on a wholesale basis to six municipalities located in the São Paulo metropolitan region in which we did not operate water distribution systems.

The São Paulo metropolitan region, which includes the city of São Paulo, is our most important service region.  With a total population of approximately 21 million, the São Paulo metropolitan region accounted for 73.2%, 74.2% and 74.0% of our gross operating revenue in 2013, 2012 and 2011 (excluding revenues relating to the construction of concession infrastructure), respectively.  As of December 31, 2013, 56.9% of the concession intangible assets reflected on our balance sheet were located in this region.  In an effort to respond to demand in the São Paulo metropolitan region and because the region represents the principal opportunity to increase our net operating revenue, we have concentrated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region.  Our capital expenditure program is our most significant liquidity and capital resource requirement.

Factors Affecting Our Results of Operations

Our results of operations and financial condition are generally affected by our ability to raise tariffs, control costs and improve productivity, general economic conditions in Brazil and abroad and, in some periods, meteorological conditions.

Our results of operations for the 2013, 2012 and 2011 fiscal years were affected by a provision for severance payments in the amount of R$21.3 million for employees who resigned in 2013, R$49.9 million in 2012 and R$47.0 million in 2011.

Effects of Tariff Increases

Our results of operations and financial condition are highly dependent upon our ability to increase tariffs for our water and sewage services.  Since the enactment of the Basic Sanitation Law in 2007, as a general rule, regulatory agencies are responsible for setting, adjusting and reviewing tariffs, taking into consideration, among other factors, the following:

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

Readjustment of our tariffs continues to be set annually and depend on the parameters established by the Basic Sanitation Law and ARSESP.  The guidelines also establish procedural steps and the terms for annual adjustments.  The annual adjustments must be announced 30 days prior to the effective date of the new tariffs. See “4.B. Business Overview – Tariffs.”

The following table sets forth, for the periods indicated, the percentage increase of our tariffs, as compared to three inflation indexes:

	Year ended December 31,
	2013	2012	2011
Increase in average tariff(1)	5.8410%	5.2%	6.8%
Inflation – IPC – FIPE	3.88%	5.1%	5.8%
Inflation – IPCA	5.91%	5.8%	6.5%
Inflation – IGP‑M	5.51%	7.8%	5.1%

______________

(1)   See “Item 4.B. Business Overview—Tariffs” for addition information on tariff increases.

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

In 2012, Brazilian GDP increased 0.9% in comparison with 2011.  At that same year, Brazil had US$378 billion in currency reserves and its trade surplus was US$19.4 billion.  The average unemployment rate in Brazil’s principal metropolitan regions was 5.5% in 2012, the lowest it has been since March 2002.

In 2013, Brazilian GDP increased 2.3% in comparison with 2012.  Also in 2013, Brazil had US$375 billion in currency reserves and its trade surplus was US$2.6 billion, the worst in 13 years, and its trade balance fell 86% in comparison with 2012.  The average unemployment rate in Brazil’s principal metropolitan regions was 5.4%, the lowest rate in history according to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE.

Interest Rates

In 2011, until the month of August, the Central Bank continued increasing the SELIC rate, reaching 12.50% in July.  In the month of August, the Central Bank started decreasing the SELIC, closing 2011 at 11.00%.  This downward trend was maintained in 2012, with the SELIC rate closing the year of 2012 at 7.25%.  In 2013, the SELIC rate was kept at 7.25% until April, after which the Central Bank started to gradually raise it. The SELIC rate at December 31, 2013 was 9.9%.

With respect to our foreign currency-denominated debt, in 2013 we experienced stability in the cost of debt linked to floating interest rates as compared to 2012, but with an upward trend beginning in the second half of 2013. With regards to our fixed-rate foreign currency denominated capital market debt, the reduction in secondary market earnings in 2012 continued during the first half of 2013.  By the beginning of the third quarter, this yield rose, returning to 2010-2011 levels similar to those existing at the time of our 2010 Eurobond issuance.

We have not utilized any derivative financial instruments or any hedging instruments to mitigate interest rate fluctuations. However, we prioritize long term debt in foreign currency alongside multilateral organizations and official foreign government agencies and take advantage of market opportunities to preform “liability management” to reduce cost and anticipate refinancing situations.

Inflation

Inflation affects our financial performance by increasing our costs of services rendered and operating expenses.  Part of our real‑denominated debt is directly indexed to take into account the effects of inflation. Additionally, we are exposed to the mismatch between the inflation adjustment indices of our loans and financing and those of our receivables. Water supply and sewage service tariffs do not necessarily follow the increases in inflation adjustment and interest rates affecting our debt.  We cannot assure you that our tariffs will be increased, in future periods, to offset, in full or in part, the effects of inflation.

Inflation adjustments derive from collections from or payment to third parties, as contractually required by law or court decision, and are recognized on an accrual basis. Inflation adjustments included in these agreements and decisions are not considered embedded derivatives, since they are deemed as inflation adjustments for us. See Notes 3.20, 4.3.1 and 26 of the Financial Statements for the impacts of inflation adjustments on our financial performance and debt.

Currency Exchange Rates

We had total foreign currency‑denominated indebtedness of R$3,698.6 million as of December 31, 2013, of which R$216.0 million relates to our current portion of our long-term foreign currency‑denominated obligations.  In the event of significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency‑denominated obligations would increase as measured in reais, particularly as our tariff and other revenue is based solely in reais.  In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  In 2011, the 12.6% depreciation of the real against the U.S. dollar and the 18.6% depreciation of the real against the yen, respectively, led to a foreign exchange loss of R$382.3 million.  In 2012, the 8.94% depreciation of the real against the U.S. dollar offset by the 2.4% appreciation of the real against the yen, respectively, led to a foreign exchange loss of R$50.5 million.  In 2013, the 14.64% depreciation of the real  against the U.S. dollar offset by the 5.91% appreciation of the real  against the yen, respectively, led to a foreign exchange loss of R$267.8 million.  However, since most of our debt denominated in foreign currencies is long-term debt with a long amortization schedule, a devaluation of the real would principally impact cash flows regarding the current portion of our long-term debt.

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

The following table shows the fluctuation of the real against the U.S. dollar, the period‑end exchange rates and the average exchange rates as of or for the periods indicated:

	Year ended December 31,
	2013	2012	2011
Depreciation (appreciation) of the real versus U.S. dollar....	14.6%	8.9%	12.6%
Period‑end exchange rate – US$1.00	R$2.3426	R$2.0435	R$1.8758
Average exchange rate – US$1.00(1)	R$2.1605	R$1.9550	R$1.6746

______________

(1)   Represents the average for period indicated.

Source:  Central Bank.

The following table shows the fluctuation of the real against the yen, the period‑end exchange rates and the average exchange rates as of or for the periods indicated:

	Year ended December 31,
	2013	2012	2011
Depreciation (appreciation) of the real versus yen....	(5.9)%	(2.4)%	18.6%
Period‑end exchange rate – ¥1.00	R$0.0223	R$0.0237	R$0.0243
Average exchange rate – ¥1.00 (1)	R$0.0221	R$0.0245	R$0.0211

______________

(1)   Represents the average for period indicated.

Source:  Central Bank.

From time to time, we may enter into forward exchange transactions to mitigate foreign currency exposure.  In addition, we have monitored, overseen and controlled our foreign currency‑denominated indebtedness, taking advantage of market opportunities to improve the profile of our indebtedness and reduce our costs.  During the years ended December 31, 2013, 2012 and 2011 we had no forward exchange transactions.

Effects of Extreme Weather Events – Drought

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

Part of the Brazil’s Southeastern region, in particular the southern region of Minas Gerais State and the Piracicaba river basin, from which we extract the water used in the Cantareira System, and the northern area of the São Paulo metropolitan region have been experiencing below average rainfall since 2012, which worsened at the end of 2013 and beginning of 2014.  With rainfall significantly below average, there has been a reduction in the level of water stored during the rainy season, from October to March, in the reservoirs of the Cantareira System, which is the largest system of the São Paulo metropolitan region.  In order to minimize the effects of this drought, in February 2014, we approved a program that incentivizes water consumption reduction, based on a bonus system, pursuant to which customers who achieve their consumption reduction goal (20% water consumption reduction) will be entitled to a 30% discount on their service bill.  Initially, this incentive program was scheduled to last seven months from February 1, 2014 or until the water level in the reservoirs is normalized.  However, in April 2014 the incentive program was extended for the entire São Paulo metropolitan region until the end of 2014 or until the water level in the reservoirs is normalized.  For more information on droughts, see “Item 3.D Risk Factors—Risks Relating to Our Business—Droughts, the water consumption reduction program or other measures may result in a significant decrease in the volume of water billed and the revenues from services we provide, which may have a material adverse effect on our company.”

As of December 31, 2013, the reservoirs in the São Paulo metropolitan region, where our largest market is located, had a utilization rate of 41%, compared to a 50.6% utilization rate as of December 31, 2012.

Critical Accounting Estimates and Judgments

We make estimates and judgments concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and judgments that have a significant risk of causing material adjustment to the carrying amount of our assets and liabilities within the next financial year are mentioned below.

Allowance for Doubtful Accounts

We record an allowance for doubtful accounts in an amount that our management considers sufficient to cover probable losses, based on an analysis of customer accounts receivable, in accordance with the accounting policy stated in Note 3.4 to our financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011.  Provisions for the allowance for doubtful accounts are included in selling expenses, net of recoveries.  The net charge to this allowance was R$103.9 million, R$192.3 million and R$120.3 million in 2013, 2012 and 2011, respectively.

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

Valuation of Long‑Lived Assets

As of December 31, 2013, we had property, plant and equipment and intangible assets of R$199.5 million and R$23,846.2 million, respectively.

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

The fair value of construction and other work on the infrastructure is recognized as revenue, at its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits.  The accounting policy for the recognition of construction revenue is described in Note 3.3 “Operating Revenue.”

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

Provision

As of December 31, 2013, we were party to judicial and administrative proceedings, relating to civil, environmental and tax matters, amounting to R$1,180.4 million (deducting the amount of R$309.5 million related to escrow deposits) with respect to which we considered the risk of loss as probable.  As of that date, proceedings with respect to which we considered the risk of loss as possible amounted to R$3,244.5 million, and those with respect to which we considered the risk of loss as remote amounted to R$34,179.7 million.

We are a party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among other types, disputes with customers and suppliers and tax, labor, civil, environmental and other proceedings.  For a more detailed discussion of these legal proceedings, see Note 18 to our financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011.  We accrue for probable losses resulting from these claims and proceedings when we determine that the likelihood that a loss has occurred is probable and the amount of such loss can be reasonably estimated.  Therefore, we are required to make judgments regarding future events for which we often seek the advice of legal counsel.  As a result of the significant judgment required in assessing and estimating these provisions for risks, actual losses realized in future periods could differ significantly from our estimates and could exceed the amounts which we have provisioned.

Pension Benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions.  The assumptions used in determining the net cost (income) for pensions include a discount rate and a mortality table.  Any changes in these assumptions will impact the carrying amount of pension obligations.

We determine the appropriate discount rates at the end of each year, which is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations.  The discount rate was increased from 4.0% in 2012 to 6.46% in 2013 under Plan G0 and from 4.1% in 2012 to 6.36% in 2013 under Plan G1 in order to follow the decrease in the rates applicable to the Brazilian Government NTN – B, long term notes, which term is similar to the duration of the pension benefits, as described in Notes 3.19 (a) and 19 (b) to our financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011.

Other key assumptions for pension obligations are based in part on current market conditions.  Additional information on the pension plans under Plan G0 and G1is disclosed in Note 19.

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

As of December 31, 2013 and 2012, we have recognized R$114.0 million and R$145.3 million, respectively, as deferred income tax assets, net of the deferred tax liabilities, as disclosed in Note 17 to our financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011.

Certain Transactions with Controlling Shareholder

Reimbursement Due from the State

Reimbursement due from the State for pensions paid represent supplementary pensions (Plan G0) that we pay, on behalf of the State, to former employees of State‑owned companies which merged to form our Company.  These amounts must be reimbursed to us by the State, as primary obligor.

In November 2008, we entered into the third amendment to the agreement with the State relating to payments of pension benefits made by us on its behalf.  The State acknowledged that it owed us an outstanding balance of R$915.3 million as of September 30, 2008, relating to payments of pension benefits made by us on its behalf.  We provisionally accepted, but it is not recognized in our books, the reservoirs in the Alto Tietê System as partial payment in the amount of R$696.3 million, subject to the transfer of the property rights of these reservoirs to us.  Since November 2008, the State has been paying the remaining balance in the amount of R$219.0 million in 114 successive monthly installments.  See Note 9 to our financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 and “Item 7.  Major Shareholders and Related Party Transactions.”

As of December 31, 2013 and 2012, the amounts not recorded related to pension benefits paid on behalf of the State by the Company, totaled R$1,412.5 million and R$1,351.2 million respectively, including the amount of R$696.3 million related to the transfer of the reservoirs in the Alto Tietê system. As a result, the Company also recognized the obligation related to pension benefits, maintained with the beneficiaries and pensioners of Plan G0. As of December 31, 2013 and 2012, the pension benefit obligations of Plan G0 totaled R$1,780.3 million and R$1,987.7 million, respectively. For detailed information on the pension benefit obligations refer to Note 19 of our Financial Statements.

Accounts Receivable from the State for Water and Sewage Services Rendered

Certain of these accounts receivable have been overdue for a long period.  We have entered into agreements with the State with respect to these accounts receivable.  For further information on these agreements, see Note 9 to our financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 and “Item 7. Major Shareholders and Related Party Transactions.”

Use of Certain Assets

Empresa Metropolitana de Águas e Energia S.A. – EMAE plans to receive credit and to obtain financial compensation for the use of water from the Guarapiranga and Billings reservoirs, which we use in our operations, as well as reimbursement of damages related to non-payment in due course.

We understand that no amounts are due for the use of these reservoirs given the grants already made.  Should these reservoirs not be available for our use, there could be a need to collect water in more distant locations and a risk of not being able to properly render services in the region and an increase in water supply cost.

Several lawsuits were filed by EMAE, among them a lawsuit to enforce an arbitration clause related to the Guarapiranga reservoir, a proceeding which has already begun and another lawsuit, pleading for financial compensation due to our water abstraction from the Billings reservoir for public supply.  These two lawsuits allege that this conduct has caused permanent and increasing loss in the capacity of the Henry Borden hydroelectric power plant to generate electricity as well as financial losses.

We understand that the expectation for all cases is of possible losses, and for the time being, it is not feasible to estimate the amounts involved, since they were not determined.

On April 10, 2014, we issued an Announcement to the Market to communicate that we are negotiating with EMAE regarding a potential future agreement.  However, no adjustment has been confirmed, and no agreement has been executed by either party as of yet.

Results of Operations

The following table sets forth, for the periods indicated, certain items in our statement of operations, each expressed as a percentage of net operating revenues:

	Year ended December 31,
	2013		2012		2011
	(in millions of reais, except percentages)
Net operating revenues	11,315.6	100.0%	10,737.6	100.0%	9,927.4	100.0%
Cost of sales and services	(6,816.3)	(60.2)%	(6,449.9)	(60.1)%	(6,018.7)	(60.6%)
Gross profit	4,499.3	39.8%	4,287.7	39.9%	3,908.7	39.4%
Selling expenses	(637.1)	(5.6)%	(697.3)	(6.5)%	(619.3)	(6.2%)
Administrative expenses	(729.1)	(6.4)%	(717.4)	(6.7)%	(683,6)	(6.9%)
Other operating income (expenses), net	5.7	(0.1)%	(29.7)	(0.3)%	(93.8)	(0.9%)
Operating profit	3,138.8	27.7%	2,843.3	26.5%	2,512.0	25.3%
Financial income (expenses), net.	(483.2)	(4.3)%	(295.7)	(2.8)%	(633.0)	(6.4%)
Profit before income tax and social contribution	2,655.6	23.5%	2,547.6	23.7%	1,879.0	18.9%
Income tax and social contribution	(732.0)	(6.5)%	(635.7)	(5.9)%	(498.1)	(5.0%)
Net income for the year	1,923.6	17.0%	1,911.9	17.8%	1,380.9	13.9%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

        We restated our financial statements as of and for the years ended December 31, 2012 and 2011 as a result of the adoption, as of January 1, 2013, of two new standards issued by the IASB: IAS 19 (Employee Benefits – as revised in 2011) and IFRS 11 (Joint Arrangements).  These new standards were applied retrospectively to 2012 and 2011 pursuant to IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) for comparison purposes.  The adoption of these new standards impacted several line items of our financial statements.  One of these impacts relates to the method of accounting for the results of joint-ventures, which are now recognized using the equity method of accounting instead of the proportional consolidation method we used prior to the adoption of the IFRS 11.  See note 4.1 to our financial statements for a description of these standards and their impact on our financial statements.

Net operating revenues

Net operating revenues increased by R$578.0 million, or 5.4%, to R$11,315.6 million in 2013 from R$10,737.6 million in 2012.

Net operating revenues relating to water services increased by R$323.7 million, or 7.1%, to R$4,906.0 million in 2013 from R$4,582.3 million in 2012.  This increase was principally due to:

•                     an average 2.6% increase in the volume of water invoiced in 2013; and

•                     the effect of the 5.15% tariff increase in September 2012, 2.35% tariff adjustment in April 2013 and 3.1% tariff adjustment in December 2013.

Net operating revenues relating to sewage services increased by R$274.0 million, or 7.4%, to R$3,964.9 million in 2013 from R$3,690.9 million in 2012.  This increase was principally due to:

•                     an average 2.9% increase in the volume of sewage services invoiced in 2013; and

•                     the effect of the 5.15% tariff increase in September 2012, 2.35% tariff adjustment in April 2013 and 3.1% tariff adjustment in December 2013.

Gross revenue from construction decreased by R$19.7 million, or 0,8%, to R$2,444.8 million in 2013 from R$2,464.5 million in 2012.  See Note 3.3(b) to our financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 for a description of the accounting policies applicable to our construction services business.

Cost of Sales and Services

The cost of sales and services increased by R$366.4 million, or 5.7%, to R$6,816.3 million in 2013 from R$6,449.9 million in 2012.  As a percentage of net operating revenues, cost of sales and services increased to 60.2% in 2013 from 60.1% in 2012.

The increase in costs of sales and services was principally due to the following factors:

•                     an increase of R$147.3 million or 11.7%, in salaries and related charges due to the following factors: (i) an increase of 6.17% in salaries since May 2012 and 8.0%  since May 2013 associated to the implementation of the Company’s new job and salary plan, which had an impact of approximately R$109.3 million; and (ii) the increase in the provision for pension plan expenses, amounting to R$22.1 million, due to changes in actuarial assumptions;

•                     an increase of R$95.2 million in depreciation and amortization, due to the increase in operating intangible assets in 2013, arising mainly from input of the works in operation;

•                     an increase of R$63.2 million or 35.6% in expenses related to water-treatment materials, mainly due to increased consumption and the substitution of water-treatment products in order to meet increased demand while maintaining the same efficiency levels in water treatment;

•                     an increase of R$62.0 million in costs of outsourced services, mainly due to: (i) preventive and corrective sewage system maintenance in the amount of R$17.7 million; (ii) environmental compensation with the beach recovery service in the amount of R$9.4 million; (iii) expenses related to consulting, advisory, and specialized services, which amounted to R$9.3 million; (iv) preventive and corrective maintenance in the water sewage operating systems in the amount of R$9.2 million; and (v) services provided for conservation of property and operating facilities in the amount of R$5.9 million , due to increase in areas being monitored; and

•                     an increase of R$21.2 million payable incurred on expropriations, mainly to honor the commitments assumed with the municipality of Paraguaçu Paulista.

These increases were partially offset by a decrease of R$36.5 million, in the cost of electricity, mainly due to the decrease in the Tariff for the Use of Distribution System (TUSD), as a consequence of Provisional Presidential Decree 579/12 and Law 12,783/13.

Gross Profit

As a result of the factors discussed above, gross profit for the year ended December 31, 2013 increased by R$211.6 million, or 4.9%, from R$4,287.7 million in 2012 to R$4,499.3 in 2013.  As a percentage of net operating revenues, gross profit decreased to 39.8% in 2013 from 39.9% in 2012.

Selling Expenses

Selling expenses decreased by R$60.2 million, or 8.6%, to R$637.1 million in 2013 from R$697.3 million in 2012.  As a percentage of net operating revenues, selling expenses decreased to 5.6% in 2013 from 6.49% in 2012.

The decrease in selling expenses was principally due to the account receivables allowance for losses, due to the higher recovery of amounts in 2013, under installment agreements.

This decrease was partially offset by an increase of R$18.7 million in salaries and related charges, due to the 6.17% in salaries since May 2012 and 8.0%  since May 2013 associated to the implementation of the Company’s new job and salary plan, which had an impact of approximately R$12.5 million.

Administrative Expenses

Administrative expenses increased by R$11.7 million, or 1.6%, to R$729.1 in 2013 from R$717.4 million in 2012.  As a percentage of net operating revenues, administrative expenses decreased to 6.4% in 2013 from 6.7% in 2012.

The increase in administrative expenses was principally due to the following factors:

•                     an increase of R$34.6 million in amortization costs of software in 2013;

•                     an increase of R$22.2 million in salaries and related charges due to the following factors: (i) an increase of 6.17% in salaries since May 2012 and 8.0%  since May 2013 associated with the implementation of the Company’s new job and salary plan, which had an impact of approximately R$7.8 million; and (ii) the increase in the provision for pension plan expenses, amounting to R$13.5 million, due to changes in actuarial assumptions;

•                     an increase  in tax expenses of R$7.3 million, or 12.0% due to: (i) regulatory tax to ARSESP in the amount of R$4.3 million; and (ii) R$1.0 million in income tax on remittances abroad as a result of the local currency depreciation in 2013.

The increase was partially offset by the following:

•                     a decrease of R$28.9 million, or 19.9% mainly on services provided by third parties relating to advertising campaigns,  in the amount of R$29.4 million;

•                     a decrease of R$25.3 million in general expenses, mainly due to the expenses on judicial proceedings in the amount of R$14.2 million.

Other Operating Income (Expenses), Net

Other operating income (expenses), net, decreased by R$35.4 million, or 119.2%, to R$5.7 million income in 2013 from R$29.7 million expense in 2012.  Other operating expenses showed a decrease of R$37.5, or 40.9%, mainly due to the provision for losses for the indemnification of assets related to the concession for the municipality of Diadema, in the amount of R$60.3 million in 2012.  The decrease was partially offset by the asset write-offs related to asset obsolescence, in the amount of R$17.8 million in 2013.

Financial income (expenses), net

Financial income (expenses), net, consists primarily of interest on our indebtedness and foreign exchange losses (or gains) in respect of our indebtedness, offset partially by interest income on cash and cash equivalents and inflation based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Financial income (expenses), net increased by R$187.5 million, or 63.4%, to a R$483.2 million expense in 2013 from a R$295.7 million expense in 2012.  As a percentage of net operating revenues, financial income (expenses), net increased to 4.3% in 2013 from 2.80% in 2012.

The increase in financial income (expenses), net was principally due to:

•                     an increase in foreign exchange losses related to loans and financing of R$217.3 million as a result of the 14.6% depreciation of the real against the U.S. dollar in 2013, compared to a depreciation of 8.9% of the real against the U.S. dollar in 2012;

•                     an increase of R$38.1 million in expenses with inflation adjustment on loans and internal financings, mainly relating to the seventeenth and eighteenth debentures issued in February and December 2013, respectively.

The increase in financial income (expenses), net was partially offset by:

•                     an increase of R$34.3 million in finance income, mainly due to the investment of interest earned on installment payment plans, and to the interest on the seventeenth and eighteenth debentures issued; and

•                     a decrease of R$10.0 million interest expenses on local loans and financing, mainly due to the repayment of the debt to Banco do Brasil in 2013, in the of R$380.7 million, associated to the change in debt (issue of the seventeenth debenture in February 2013 and anticipation of the amortization of the 11th debenture balance).

Profit before income tax and social contribution

As a result of the factors discussed above, profit before income tax and social contribution increased by 4.2%, to R$2,655.6 million in 2013 from R$2,547.6 million in 2012.  As a percentage of net operating revenues, our profit before income tax and social contribution decreased to 23.5% in 2013 from 23.7% in 2012.

Income Tax and Social Contribution

Income tax and social contribution increased by R$96.3 million, or 15.1%, to R$732.0 million in 2013 from R$635.7 million in 2012.  This increase was principally due to a higher taxable income in 2013.

Net Income for the year

As a result of the factors discussed above, net income increased to R$1,923.6 million in 2013 from R$1,911.9 million in 2012.  As a percentage of net operating revenues, our net income decreased to 17.0% in 2013 from 17.8% in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net operating revenues

Net operating revenues increased by R$810.2 million, or 8.2%, to R$10,737.6 million in 2012 from R$9,927.4 million in 2011.

Net operating revenues relating to water services increased by R$309.2 million, or 7.2%, to R$4,582.3 million in 2012 from R$4,273.1 million in 2011.  This increase was principally due to:

•                     an average 2.4% increase in the volume of water invoiced in 2012; and

•                     the effect of the 6.83% tariff increase in September 2011, and the 5.15% tariff increase in September 2012.

Net operating revenues relating to sewage services increased by R$261.2, or 7.6%, to R$3,690.9 million in 2012 from R$3,429.7 million in 2011.  This increase was principally due to:

•                     an average 3.2% increase in the volume of sewage services invoiced in 2012; and

•                     the effect of the 6.83% tariff increase in September 2011, and the 5.15% tariff increase in September 2012.

Gross revenue from construction increased by R$239.9 million, or 10.8%, to R$2,464.5 million in 2012 from R$2,224.6 million in 2011.  See Note 3.3 (b) to our financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 for a description of the accounting policies applicable to our construction services business.

Cost of Sales and Services

The cost of sales and services increased by R$431.2 million, or 7.2%, to R$6,449.9 million in 2012 from R$6,018.7 million in 2011.  As a percentage of net operating revenues, cost of sales and services decreased to 60.1% in 2012 from 60.6% in 2011.

The increase in costs of sales and services was principally due to the following factors:

•                     an increase in construction costs of R$237.5 million, or 10.9%, compared with the previous year.  Such change was mainly due to higher investment in 2012;

•                     an increase of R$92.6 million, or 8.2%, in salaries and related charges due to the following factors:  (i) an increase of 6.17% in salaries since May 2012, resulting in an increase of approximately R$88.7 million; and (ii) an increase in the provision we made for termination benefits, in the amount of R$17.2 million, due to a higher number of employees requesting retirement and the adoption of a new law, which increased the required notice from 30 to 90 days in cases of dismissal without cause.  These increases were partially offset by a decrease in the actual cost with respect to the actuarial calculation in 2012 related to our defined contribution plan in the amount of R$12.5 million;

•                     an increase of R$56.3 million, or 8.4%, in costs of outsourced services, mainly due to:  (i) vehicle rentals in the amount of R$22.9 million;  (ii) the R$17.0 million increase in the Alto Tietê PPP due to the initiation of operations in September 2011; (iii) services of maintenance and repositioning of pavement in the amount of R$13.7 million, as part of intensified efforts to prevent water losses; (iv) expenses related to the security of our assets in the amount of $14.9 million, due to increases in equipment purchases and areas being monitored; and (v) water and sewage systems maintenance, which amounted to R$5.9 million.  The increase in costs of outsourced services was partially offset by a decrease of R$19.7 million related to socio‑environmental programs established pursuant to an agreement with the municipality of São Paulo;

•                     an increase of R$31.5 million, or 8.5%, in general expenses, mainly due to:  (i) the R$22.1 million provision pursuant to our service agreement with the municipality of São Paulo and (ii) beginning in February 2012, charges for water usage in the Baixada Santista reservoir, amounting to R$6.9 million;

•                     an increase of R$22.7 million, or 14.7%, in water-treatment expenses, mainly due to increased consumption and the substitution of water-treatment products in order to meet increased demand while maintaining the same efficiency levels in water treatment;

•                     an increase of R$21.9 million, or 14.9%, in maintenance expenses, mainly due to:  (i) preventive and corrective maintenance of the water and sewage operation systems in the amount of R$8.7 million and (ii) maintenance of water and sewage network connections in the amount of R$7.2 million; and

•                     an increase of R$5.8 million, or 1%, in the cost of electricity due to increased consumption and higher energy tariffs.  This increased consumption and increase in tariffs was partially offset by a discount of 15%, on the fees for usage of distribution systems related to basic sanitation applied since September 2011.

These increases were partially offset by a decrease of R$24.0 million, or 3.2%, in depreciation and amortization expenses, which decreased from R$739.0 million to R$715.1 million, mainly due to the revision in the amortization criteria occurred in 2011 of intangible assets in connection with our service agreement with the municipality of São Paulo.

Gross Profit

As a result of the factors discussed above, gross profit for the year ended December 31, 2012 increased by R$379.0 million, or 9.7%, from R$3,908.7 million in 2011 to R$4,287.7 million in 2012.  As a percentage of net operating revenues, gross profit increased to 39.9% in 2012 from 39.4% in 2011.

Selling Expenses

Selling expenses increased by R$78.0 million, or 12.6%, to R$697.3 million in 2012 from R$619.3 million in 2011.  As a percentage of net operating revenues, selling expenses increased to 6.49% in 2012 from 6.2% in 2011.

The increase in selling expenses was principally due to the following factors:

•                     an increase of R$72.0 million, or 59.9%, from R$120.3 million in 2011 to R$192.2 million in 2012, mainly due to account receivables allowance for losses.  This increase was due mainly to additional provisions of R$14.4 million related to private clients, R$8.8 million related to municipal entities and R$35.1 million related to state entities;

•                     an increase of R$3.5 million or 1.7%, in expenses related to outsourced services mainly due to new billing technology related to the reading of usage, issuance of bills and delivering bills, which cost approximately R$11.3 million, in addition to an increase in the number of connections and inflation adjustments of the contracts in the metropolitan region of São Paulo.  This increase was partially offset by:  a decrease of R$4.5 million resulting from reduced services provided related to the implementation of the Rationed Water Use Program (“Programa de Uso Racional da Água” or “PURA”) in city schools; and

•                     an increase of R$4.0 million, or 2.1%, in personnel salaries and related charges as a result of:  a 6.17% salary readjustments as of May 2011, which had an impact of approximately R$2.7 million.

Administrative Expenses

Administrative expenses increased by R$33.8 million, or 4.9%, to R$717.4 million in 2012 from R$683.6 million in 2011.  As a percentage of net operating revenues, administrative expenses decreased to 6.7% in 2012 from 6.9% in 2011.

The increase in administrative expenses was principally due to the following factors:

•                     an increase in outsorced service expenses in the amount of R$22.2 million, or 18.0%, mainly on services provided by third parties relating to:  (i) advertising campaigns focused on socio-environmental programs, in the amount of R$16.7 million and (ii) engagement of consultants and specialized service providers, in the amount of R$5.6 million;

•                     an increase in tax expenses in the amount of R$6.8 million, or 11.1%, due to:  (i) R$3.7 million in property taxes and (ii) regulatory tax to ARSESP in the amount of R$3.2 million.

The decrease was partially offset by the following:

•                     a decrease of R$6.7 million, or 30.3%, in amortization costs of software in 2012.

Other Operating Income (Expenses), Net

Other operating income (expenses), net, decreased by R$64.1 million, or 68.3%, to R$29.7 million expense in 2012 from R$93.8 million expense in 2011.  Other operating expenses showed a decrease of R$67.1 million, or 74.3%, mainly due to:  (i) provision for losses related to an indemnificatory liability related to the concession for the municipality of Mauá in the amount of R$85.9 million in 2011, (ii) asset write‑offs in 2011 related to asset obsolescence, in the amount of R$35.3 million, and (iii) write-offs in 2011 relating to studies and projects that were not economically viable in the amount of R$6.1 million.  These decreases were partly offset by the provision for losses for the indemnification of assets related to the concession for the municipality of Diadema, in the amount of R$60.3 million in 2012.

Financial income (expenses), net

Financial income (expenses), net, consists primarily of interest on our indebtedness and foreign exchange losses (or gains) in respect of our indebtedness, offset partially by interest income on cash and cash equivalents and inflation based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Financial income (expenses), net decreased by R$337.3 million, or 53.3%, to a R$295.7 million expense in 2012 from a R$633.0 million expense in 2011.  As a percentage of net revenues from sales and services, financial income (expenses), net decreased to 2.8% in 2012 from 6.4% in 2011.

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

•                     a decrease of R$46.4 million in expenses relating to judicial proceedings mostly involving clients; and

•                     a decrease of R$34.8 million in inflation adjustments, mainly relating to our contracts with municipalities.

The decrease in financial income (expenses), net was partially offset by:

•                     a decrease in interest rates related to our cash positions, in the amount of R$108.9 million, or 40.1%; and

•                     a decrease of R$22.8 million in the inflation adjustments, mainly due to amounts received as a result of the concession of the exclusive rights concerning the deposit of salaries of our employees in 2011.

Profit before income tax and social contribution

As a result of the factors discussed above, profit before income tax and social contribution increased by 35.6%, to R$2,547.6 million in 2012 from R$1,879.0 million in 2011.  As a percentage of net operating revenues, our profit before income tax and social contribution increased to 23.7% in 2012 from 18.9% in 2011.

Income Tax and Social Contribution

Income taxes increased by R$137.6 million, or 27.6%, to R$635.7 million in 2012 from R$498.1 million in 2011.  This increase was principally due to a higher taxable income in 2012.

Net Income for the year

As a result of the factors discussed above, net income increased to R$1,911.9 million in 2012 from R$1,380.9 million in 2011.  As a percentage of net operating revenues, our net income increased to 17.8% in 2012 from 13.9% in 2011.

B.      Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, long-term borrowings from Brazilian federal governmental financial institutions, and long-term financing from multilateral organizations and from domestic and international development banks, and also from capital markets.  As of December 31, 2013, we had R$1,782.0 million of cash and cash equivalents.  The outstanding current portion of our long-term indebtedness was R$641.0 million as of December 31, 2013, of which R$216.0 million was denominated in foreign currency.  Long‑term indebtedness was R$8,809.1 million as of December 31, 2013, of which R$3,482.6 million consisted of foreign currency-denominated obligations.  We believe that we have sufficient sources of liquidity and capital to meet our liquidity and capital requirements for the next few years, in light of our current financial position and our expected cash generated by operating activities.

Cash Flow

Cash Provided by Operating Activities

Cash provided by operating activities is the single largest source of our liquidity and capital resources, and we anticipate that it will continue to be so in the future.  Our cash generated by operating activities was R$2,777.2 million, R$2,343.2 million and R$2,698.6 million in 2013, 2012 and 2011, respectively.  The main driver of our cash flow from operating activities relates to our strong revenue stream, which is due to the nature of our business and to the fact that we are expanding our infrastructure.

Cash Used in Investing Activities

Our cash used in investing activities was R$2,281.5 million, R$1,996.7 million and R$1,883.2 million in 2013, 2012 and 2011, respectively. The main driver of our cash flow from investing activities relates to the purchases of intangibles assets, as required under our concession and program contracts, which is due to the fact that we are expanding our infrastructure and service coverage.

Cash Used in Financing Activities

Our cash used in financing activities was R$629.7 million, R$572.7 million and R$661.3 million in 2013, 2012 and 2011, respectively. The main driver of our cash flow from financing activities relates to the proceeds and repayments of loans used to finance purchases of intangible assets related to our concession and program contracts, in order to support the expansion of our services and our payment of interest on shareholders’ equity.

Indebtedness Financing

Our total financial indebtedness increased by 6.5%, from R$ R$8,875.3 million as of December 31, 2012 to R$9,450.1 million as of December 31, 2013.  In addition, during the same period, our total foreign denominated indebtedness recorded increased by 15.0%, from R$3,215.8 million as of December 31, 2012 to R$3,698.6 million as of December 31, 2013.

As of December 31, 2013, we had R$8,809.1 million in long-term indebtedness outstanding (excluding the current portion of long-term indebtedness), of which R$3,482.6 million consisted of foreign currency-denominated long-term debt.  We had an outstanding current portion of long-term indebtedness of R$640.9 million as of December 31, 2013.  As of December 31, 2013, R$216.0 million of this current portion of long-term indebtedness was denominated in foreign currency.  As of December 1, 2013, our Standard & Poor’s Rating Service domestic rating was brAA+ and our S&P international rating was BB+. Since July 2013 we also started to be covered by Moody’s America Latina Ltda, by whom our national rating was Aa1.br and our global rating was Baa3.

Various contractual agreements we have entered into, including certain financing agreements with Caixa Econômica Federal and BNDES, provide for liens over a portion of our cash flows from operations.  In addition to Caixa Econômica Federal and BNDES, we have granted liens over a portion of our cash flows deriving from our operations in connection with agreements relating to securitization transactions, the Alto Tietê PPP and arrangements relating to the lease of certain assets.  Pursuant to these agreements, cash received from operations is required to pass through designated accounts.  In the event of a default under the relevant agreement, such cash and future cash flows that are required to be deposited in such accounts become restricted and are subject to security interests in favor of the relevant creditor.  As of December 31, 2013, a substantial portion of our monthly cash flows from operations was subject to these liens.  As of that date, the total amount of our secured debt, including indebtedness benefiting from these liens, was R$2,234.5 million.

The following table sets forth information on our indebtedness outstanding as of December 31, 2013:

		December 31, 2013
	Current	Noncurrent	Total	Final Maturity*
Denominated in local currency
Banco do Brasil	100,497	-	100,497	2014 TR + 8.50%
10th issue debentures	37,171	220,109	257,280	2020 TJLP + 1.92% (1st & 3rd series) & IPCA + 9.53% (2nd series)
12th issue debentures	22,727	476,702	499,429	2025 TR + 9.5%
14th issue debentures	20,079	269,862	289,941	2022 TJLP + 1.92% (1st & 3rd series) & IPCA + 9.19% (2nd series)
15th issue debentures	-	820,887	820,887	2019 CDI + 0.99% (1st series) & IPCA + 6.2% (2nd series)
16th issue debentures	-	499,434	499,434	2015 CDI + 0.30% to 0.70%
17th issue debentures	-	1,027,925	1,027,925	2023 CDI + 0.75% (1st series) & IPCA + 4.5% (2nd series) & IPCA + 4.75% (3rd series)
18th issue debentures	-	160,859	160,859	2024 TJLP + 1.92% (1st and 3rd series) & IPCA + 8.25% (2nd series)
Caixa Econômica Federal	83,267	959,853	1,043,120	2013/2032 TR + 6.8% (average)
National Bank for Economic and Social Development (BNDES) Coastal region	16,309	81,546	97,855	2019 2.5% + TJLP
National Bank for Economic and Social Development (BNDES) PAC	9,370	79,644	89,014	2023 2.15% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9751	2,308	29,192	31,500	2027 1.72% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9752	-	20,400	20,400	2027 1.72% + TJLP
National Bank for Economic and Social Development (BNDES) Onda Limpa	19,230	196,821	216,051	2025 1.92% + TJLP
National Bank for Economic and Social Development (BNDES) Tietê III	-	98,404	98,404	2025 1.66% + TJLP
Financial leasing	-	382,492	382,492	2035 7.73% to 10.12% + IPC
Other	498	2,431	2,929	2018/2025 TR + 12.00%
Interest and others charges	113,504	-	113,504

Total denominated in local currency	424,960	5,326,561	5,751,521

Denominated in foreign currency
Inter-American Development Bank (IADB) US$475,748,000 (2012 - US$417,295,000)............................	89,378	1,018,693	1,018,071	2016 to 2035 1.14% to 3.00%
International Bank for Reconstruction and Development (IBRD) US$37,335,000 (2012 – US$26,864,000)	-	87,077	87,077	2034 0.45%
Eurobonds - US$ 140,000,000 (2012 - US$ 140,000,000)	-	327,640	327,640	2016 7.50%
Eurobonds - US$ 350,000,000 (2012 – US$ 350,000,000)	-	813,650	813,650	2020 6.25%
JICA 15 - ¥ 18,438,880,000 (2012 - ¥ 19,591,310,000)	25,733	386,007	411,740	2029 1.8% & 2.5%
JICA 18 - ¥ 16,578,560,000 (2012- ¥ 17,614,720,000)	23,137	346,733	369,870	2029 1.8% & 2.5%
JICA 17 - ¥ 450,484,000 (2012 - ¥ 324,213,000)	-	9,704	9,704	2035 1.2% & 0.01%
JICA 19 - ¥ 6,036,325,000 (2012 - ¥ 5,407,000)	-	134,010	134,010	2037 1.7% & 0.01%
IADB 1983AB - US$ 178,173,000 (2012 - US$ 202,115,000)	56,087	359,059	415,146	2023 2.49%to 2.99%
Interest and others charges	21,645	-	21,645

Total denominated in foreign currency	215,980	3,482,573	3,698,553
Total loans and financing	640,940	8,809,134	9,450,074

______________

*          TR was 0,04940% per month as of December 31, 2013; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 9,77% per annum as of December 31, 2013; IGP‑M was 5,51% per annum as of December 31, 2013; TJLP stands for Long‑term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 5% per annum as of December 31, 2013.

The following table shows the maturity profile of our debt, as of December 31, 2013, for the period indicated (in millions of reais):

	2014	2015	2016	2017	2018	After 2019	Total
Loans and financing	640.9	1,019.4	995.8	717.7	836.6	5,239.7	9,450.1

Refering to our foreign currency‑denominated indebtedness, the amount of R$2,766.1 million, net of transaction costs, as of December 31, 2013 was denominated in U.S. dollars.  This indebtedness consisted principally of:

•                     R$1,108.1 million (US$475.7 million) in U.S. dollar denominated loans contracted with the Inter-American Development Bank, or the IADB, composed of the following:  (i) two loans to finance the first phase of the Tietê Project in 1992 and one loan to finance the second phase in 2000, under which payments of principal are made in semiannual installments with final maturity in December 2016, December 2017 and July 2025.  The principal amount of this loan is adjusted semiannually for the variation of the U.S. dollar, and accrues interest at a rate varying from 1.14% to 3.00% plus LIBOR; (ii) credit agreement executed in September 2010 with the IADB for the financing of the third phase of the Tietê Project.  This loan matures on September 3, 2035.  Amortizations will be made in semiannual installments after a grace period of six years.  The principal amount accrues interest at USD LIBOR.  We have pledged as collateral part of our receivables from our sales and services up to the amount due;

•                     R$87.1 million (US$37.3 million) in U.S. dollar denominated loans contracted with the International Bank for Reconstruction Development ‑ IBRD which was entered into on October 28, 2009, amounting to US$100.0 million, for the financing of the Water Source Program (Programa Mananciais).  The loan matures in March 2034.  Amortizations will be in semi‑annual installments starting in September 2019.  The principal amount accrues interest at the USD LIBOR plus a variable spread;

•                     R$415.1 million (US$178.2 million) in U.S. dollar denominated loans from the AB Loan financing contracted with the IADB in May 2008.  Under this loan, payments of principal are made in annual installments with final maturity in May 2023.  The principal amount is adjusted semiannually for the LIBOR plus spread and accrued interest at a rate varying from 2.49% to 2.99%.  This loan was used to repay an outstanding series of debt securities in connection with the implementation of our investment plan;

•                     R$1,141.3 million (US$490.0 million) in U.S. dollar denominated Eurobonds issued in November 2006 (US$140.0 million with an interest rate of 7.5%) and in December 2010 (US$350.0 million with an interest rate of 6.25%).  Under these bonds, the payments of interest are made in semi‑annual installments and principal will be paid at the final maturity in 2016 and 2020, respectively. The proceeds from the offering were used to repay financial commitments throughout 2007 and 2011; and

•                     R$925.3 million (¥41,504.2 million) in Japanese yen denominated loans contracted with the JICA, composed of the following:  (i) ¥21,320.0 million denominated loans contracted in August 2004 for the financing of the environmental recovery program for the Baixada Santista metropolitan region, called the Clean Wave Program (Programa Onda Limpa).  Under these loans, the payments of principal are made in semi‑annual installments with final maturity in August 2029.  The principal amount accrues interest at rates that vary from 1.8% to 2.5% per year; (ii) ¥6,208 million in denominated loans contracted in October 2010 for the financing of the environmental improvement program in the basin of the Billings dam, part of the New Life Program (Programa Vida Nova).  The loan matures in October 2035.  Amortizations will be made in semi‑annual installments after a grace period of seven years, starting in October 2017.  The principal amount accrues interest at a rate varying from 0.01% to 1.2%; (iii) ¥19,169.0 million denominated loans contracted in February 2011 to complement the financing for the first stage of the Clean Wave Program (Programa Onda Limpa), with commercial conditions similar to the loan entered into in August 2004.  These funds will be used for the provision of works and services in the Baixada Santista metropolitan region.  The credit agreement expires in 18 years and interest varies from 1.8% to 2.5% per year; and (iv) ¥33,584 million denominated loan in February 2012 for the financing of the Corporate Program for Water Loss Reduction (Programa corporativo para Redução de Perdas).  The loan matures in February 2037.  Amortizations will be in semi‑annual installments starting in February 2019.  The principal amount accrues interest at a rate varying from 0.01% to 1.7%.  The first disbursement of ¥6 billion connected to the Corporate Program for Water Loss Reduction was in March 2013.

Our borrowings from multilateral institutions and with Government Agency, such as the IADB, IBRD and JICA, have in the past been, and in the future are likely to be, guaranteed by the State or the federal government.  We do not pay fees for these guarantees.  Under some of the loan agreements with the IADB, IBRD and JICA; we have granted a guarantee (contra garantia) to the federal government.  For further information on the terms of these loan agreements, see “Item 7.B. Related Party Transactions – Government Guarantees of Financing.”

Our outstanding domestic debt was R$5,751.5 million as of December 31, 2013 and consisted primarily of real‑denominated loans from federal and state‑owned banks, in particular, Banco do Brasil S.A., Caixa Econômica Federal and BNDES, as well as debentures issued in November 2009, June 2010, February 2011, February 2012, November 2012, January 2013 and October 2013, and financial leasing.

The following summarizes our principal borrowings from federal and State‑owned banks:

•                     in March 1994, we entered into a loan agreement with Banco do Brasil S.A., or Banco do Brasil, in the amount of R$2.3 billion.  Amortizations of the principal amount are made in 240 successive monthly installments, with final maturity in March 2014.  The principal amount accrues interest at the daily government interest rate plus 8.50% per annum and monetary adjustment;

•                     from 1996 to 2013, we have entered into several financing agreements with Caixa Econômica Federal, pursuant to which amortizations of principal are paid in 60, 120, 180 or 240 months in monthly installments commencing 30 days following the applicable grace period, which varies from 14 to 48 months from the date of signature of the line of credit agreement.  The final maturity is 2037.  The principal amount accrues interest from 5.0% to 9.5%.  The lines of credit are collateralized (i) by collections of daily billings of water supply and sewage services up to the total amount of the debt, or (ii) by a monthly plan of billings corresponding to the minimum of three times the monthly charge, depending on the terms of the relevant line of credit agreement;

•                     in November 2007, we entered into a R$129.9 million financing agreement with BNDES.  Amortizations of the principal amount will be made in 96 successive monthly installments, with final maturity in 2019.  The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 2.50% per year.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The credit agreement is collateralized by part of the billings from the provision of water and sewage services;

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

•                     in March 2012, we entered into a R$180.8 million financing agreement with BNDES.  The amortization of the principal shall be paid in up to 156 successive monthly installments beginning 30 days after the grace period of 36 months, with the final maturity in 2027.  The principal amount accrues interest at the TJLP but it is limited to 6.0% per year plus a yearly 1.72%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This credit agreement is guaranteed partly by the earnings of water and sewage services;

•                     in February 2013, we entered into a R$1.3 billion financing agreement with BNDES. The amortization of the principal shall be paid in up to 144 successive monthly installments beginning 30 days after the grace period of 36 months, with the final maturity in 2028. The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.66%. If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount. The credit agreement is guaranteed partly by the earnings of water and sewage services;

•                     in December 2013, we entered into a R$415.8 million financing agreement with BNDES.  The principal will be amortized in up to 108 successive monthly installments beginning 30 days after the grace period of 36 months, with the final maturity in 2025.  The principal accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.66%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This credit agreement is guaranteed partly by the earnings of water and sewage services; and

•                     in 2011, we entered into financial leases in the total amount of R$49.6 million with certain contractors for the construction of infrastructure on land we own.  During the construction phase, we recognize an intangible assets and the related liability of the lease at fair value.  Upon the conclusion of the construction, which is estimated to 2014 and 2015, we start to pay the rental of the infrastructure (in 240 installments) and the lease is updated accordingly to the contract.  On August 31, 2013, SES Campo Limpo Paulista and Várzea Paulista started operations, and the corresponding amount as of December 31, 2013 was of R$144,384 million.

Under BNDES program, in the amount of R$826.1 million, we issued three tranches of debentures.  In November 2009, we issued our tenth debentures in the aggregate principal amount of R$275.4 million.  The debentures are divided in three series:  the first and third series will mature in November 2020 and the second in December 2020.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.53% per year.  This issuance was entirely subscribed by BNDES.  In February 2011, we issued our fourteenth debentures, the second tranche out of those three, also subscribed exclusively by BNDES.  These debentures are divided in three series:  the first and third series will mature in February 2022 and the second, in March 2022.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.20% per year.  In October 2013, we concluded our eighteenth issuance of debentures, the third tranche out of those three also subscribed exclusively by BNDES. These debentures are divided in three series:  the first and third series will mature in October 2024 and the second, in November 2024.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 8.26% per year.  In December 2013, BNDES subscribed to the debentures of the first and second series.  BNDES will subscribe to the debentures of the third series in 2015.  We have used the funds raised from the three issuances for investments primarily in the Corporate Program for Water Loss Reduction and on improvements and reforms of the Rio Grande’s water treatment plant, including other projects for water supply and sewage collection systems in the São Paulo Northern Coast, Paraíba Valley and Mantiqueira Regions.

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

In November 2012, we carried out our sixteenth debentures issuance of R$500 million, with a maturity date of November 2015 and bearing interest, each quarter with an interest rate of between 0.30% and 0.7% per year plus the CDI rate.  These proceeds of this issuance were used to pay the Company’s financial commitments for 2012 and 2013.

In January 2013, we carried out our seventeenth debentures issuance of R$1.0 billion in three series, the first for R$424.7 million with maturity date of January 2018 and with an interest rate of 0.75% per year plus the CDI rate, the second for R$395.2 million with a maturity of January 2020 and with the interest rate of 4.50% per year plus IPCA variation and the third for R$180.1 million with a maturity date of January 2023 and with an interest rate of 4.75% per year plus IPCA variation.  The proceeds of these issuances were used to pay our financial commitments for 2013

In March 2013 we made the first and second series amortization payments and the early redemption of the remaining balance of the 1st series of the eleventh debenture issuance.  This issuance was due to mature in March 2015.

Part of our real‑denominated indebtedness is indexed to take into account the effects of inflation.  This debt provides for inflation‑based increases to the principal amount, determined by reference to the IPCA.

Financial Covenants

We are subject to financial covenants under the agreements evidencing or governing our outstanding indebtedness.

Foreign currency denominated indebtedness

With respect to our indebtedness denominated in U.S. dollars, we are subject to financial covenants, including but not limited to those set forth in the loan agreements entered into with the IADB.  Each of these agreements contains, among other provisions, limitations on our ability to incur debt.  The financial covenants related to loan agreements 713, 896 and 1212 consider - Tariffs must:  (a) produce revenues sufficient to cover the system’s operating expenses, including administrative, operating, maintenance, and depreciation expenses; (b) provide a return on the balance sheet value of property, plant, and equipment not less than 7%; and (c) during project execution, the balances of short‑term loans must not exceed 8.5% of total equity.  These agreements have a cross default clause with IADB.  The financial covenants related to AB Loan agreements (1983AB) consider the Company’s ratio of debt service coverage, which must be higher than or equal to 2.35:1.00; and the total adjusted debt over EBITDA, determined on a consolidated basis, which must be lower than or equal to 3.65:1.00.  This agreement has a cross default clause. See Note 15 of our Financial Statements.

The indentures relating to our US$ 140.0 million 7.5% notes due 2016 and US$ 350.0 million 6.25% notes due 2020 prohibit, subject to some exceptions, the incurrence of additional debt in the event that:  (i) the ratio of Adjusted Total Debt to adjusted EBITDA (as defined in the related indentures) is greater than 3.65:1.00:  or (ii) the Debt Service Coverage Ratio (as defined in the related indentures) is less than 2.35:1.00.  This agreement has a cross default clause, i.e. the early maturity of any debt in connection with our loans or the loans of any of our subsidiaries in a total principal amount of US$25.0 million or more (or the corresponding amount in other currencies) shall imply this agreement’s early maturity.  See Note 15 of our Financial Statements.

We do not believe that these covenants will impose constraints on our ability to finance our capital expenditure program or, more generally, to develop our business and enhance our financial performance.

Local currency denominated indebtedness

With respect to our outstanding indebtedness denominated in reais, we have entered into several credit agreements with the BNDES that require us to maintain (i) adjusted EBITDA/Adjusted net operating revenues equal to or higher than 38%, (ii) adjusted EBITDA/adjusted financial expenses equal to or higher than 2.35:1.00; and (iii) adjusted net debt/adjusted EBITDA equal to or lower than 3.65:1.00.

In addition, all of our financing agreements with the Caixa Econômica Federal and most of our financing agreements with BNDES are subject to a Performance Improvement Agreement (Acordo de Melhoria de Desempenho).  The Performance Improvement Agreement, dated May 28, 2007, as amended in August 2012, was entered into between us and the federal government, and the Caixa Econômica Federal and BNDES as intervening parties.  Pursuant to this agreement, we were required to comply with at least four of eight financial and operating ratios stipulated for the period 2012 to 2016.  If we fail to comply with any of the ratios required by the Caixa Econômica Federal and BNDES, either may suspend our credit lines and we will be prevented from entering into any other financing agreements with those entities.  We have the ability, however, to renegotiate the ratios if needed.  On March 14, 2013, the Ministry of Cities revoked Normative Instruction 05 of 2008, which regulated the Agreement on Performance Improvement (Acordo de Melhoria de Desempenho), or API.  According to the Instruction, the APIs executed by March 14, 2013 will remain valid until their respective expiration dates, and it is not necessary to execute or reschedule APIs for new contracts.

Our financing agreement with the federal government and Banco do Brasil S.A. and our credit agreements with Caixa Econômica Federal do not contain material financial covenants.  The agreement with Caixa Econômica Federal has a cross default clause.  See Note 15 of our Financial Statements.

With respect to our outstanding debentures, the twelfth issuance requires us to maintain an adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by the Company that are recorded in current liabilities) higher than 1.0:1.0 and an EBITDA/financial expenses ratio equal to or higher than 1.5:1.0.  This issuance has a cross default clause.  See Note 15 of our Financial Statements.

The tenth, fourteenth and eighteenth issuances require us to maintain (i) Adjusted EBITDA/Adjusted net operating revenues equal to or higher than 38%, (ii) Adjusted EBITDA/Adjusted financial expenses equal to or higher than 2.35:1.0, and (iii) Adjusted net debt/Adjusted EBITDA equal to or lower than 3.65:1.0.  These issuances have a cross default clause.  See Note 15 of our Financial Statements.

The fifteenth, sixteenth and seventeenth issuances require us to maintain (i) an EBITDA/paid financial expenses ratio equal to or higher than 1.5:1.0, and (ii) an adjusted total debt/EBITDA ratio equal to or lower than 3.65:1.0.  These issuances have a cross default clause.  See Note 15 of our Financial Statements.

The table below shows the more restrictive covenants ratios and our financial covenants ratios as of December 31, 2013.

	Restrictive Ratios	Ratio as of December 31, 2013
Adjusted EBITDA/Adjusted net operating revenues	Equal to or higher than 38%	45%
Adjusted EBITDA/Adjusted financial expenses	Equal to or higher than 2.35:1.00	7.51:1.00
Adjusted net debt/Adjusted EBITDA	Equal to or lower than 3.65:1.00	2.32:1.00
Adjusted current ratio	Higher than 1.0:1.0	1.32:1.00
EBITDA/Paid financial expenses	Equal to or higher than 1.5:1.0	6.56:1.00

As of December 31, 2013 and 2012, we had met all the requirements set forth by its loan and financing agreements.

Capital Requirements

We have, and expect to continue having, substantial liquidity and capital resource requirements.  These requirements include debt‑service obligations, capital expenditures to maintain, improve and expand our water and sewage systems, and dividend payments and other distributions to our shareholders, including the State.

Capital Expenditures

Historically, we have funded and plan to continue funding our capital expenditures with funds generated by operations and with long‑term financing from international and national multilateral agencies and development banks.  We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year.  In 2013, we recorded R$2.7 billion to improve and expand our water and sewage system and to protect our water source in order to meet the growing demand for water and sewage services in the State of São Paulo. We have budgeted investments in the amount of approximately R$12.8 billion from 2014 through 2018.  See “Item 4.A. History and Development of the Company –Capital Expenditure Program.”

Dividend Distributions

We are required by our bylaws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to or higher than 25% of the amounts available for distribution.  We declared dividends of R$537.5 million, R$534.3 million and R$578.7 million in 2013, 2012 and 2011, respectively.  See “Item 7.B. Related Party Transactions—Dividends.”

C.      Research and Development, Patents and Licenses, Etc.

Our policy is to invest continually in the modernization of equipment and in the technology needed to identify, evaluate and improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability.  Our research and development activity is divided into committees according to strategy and complexity.  In 2013, 2012 and 2011, we invested R$6.4 million, R$6.3 million and R$3.2 million, respectively, in research and development.

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

In May 2013, we launched a second phase of our agreement with the São Paulo Research Foundation.  In this second phase, the seven lines of research were defined in greater detail in order to precisely contemplate our needs.  In this phase, 37 proposals were submitted, and the São Paulo Research Foundation is currently analyzing these proposals with respect to their scientific and technical merits.

We have been seeking financing for the project “Sabesp – Technological Innovations for the Sanitation Sector” from the Brazilian Agency for Innovation – FINEP. The program “FINEP Innovates Brazil” aims at supporting Brazilian companies’ plans for strategic investment in innovation. These plans must detail a company’s targets and goals for the period during which they will receive financing, pursuant to the Federal Government’s “Greater Brazil Plan – PBM.”  Our project is valued at approximately R$ 90 million. This project consists of five parts as follows: (i) vacuum collection system and sewage removal; (ii) production system for reused water in urban and industrial uses; (iii) biofiltration units for odor control; (iv) sludge dryer based on solar radiation for sewage treatment stations – Franca Sewage Treatment Station; and (v) plasma gasification system for solid waste from sewage treatment plants.

We also started a partnership with Fraunhofer Institute in Germany em 2011, in order to obtain biomethane from the sewage treatment process to be used as fuel for cars.  In the second semester of 2014, it will start to fill up a fleet of 49 cars, instead of gasoline, as a 3-year test.  This project will contribute to reduce pollutant emission into the atmosphere.  We are investing R$900 thousand in this system while our German partner is investing R$5.1 million.

Seeking energy efficiency in our operations, we projected an equipment to calculate the correct oxygen dosage to be used in air diffusors, which are used in the sewage treatment process.  The project aims also to find the best cleaning period and when these devices have to be replaced.

Additionally, we have developed custom made biofilters to reduce the odor from sewage pumping stations and sewage treatment plants.

D.      Trend Information

Several factors may affect our future results of operations, liquidity and capital resources, including:

•                     the interests of our controlling shareholder;

•                     regulations issued by ARSESP regarding several aspects of our business, with respect to our ability to adjust our tariffs and the competency of state and municipalities to manage their sanitation affairs;

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

•                     the effects of the tariff revision conducted by ARSESP;

•                     the renewal of our concession agreements;

•                     the impacts on our business of the water consumption reduction incentive program and of any other  measures we may need to take until the level of our reservoirs is normalized and sufficient to supply the customers in the São Paulo metropolitan region;

•                     decisions by the São Paulo State Department of Water and Energy (DAEE) and the National Water Agency (ANA) limiting the volume of water that may be drawn from the Cantareira System, the water system we use to serve the São Paulo Metropolitan Region, and the measures that we may be required to take to ensure the provision of water to our customers; and

•                     the formalization of agreements with certain of the municipalities we serve.

Each of these factors is described in more detail under “5.A. Operating and Financial Review and Prospects.”

In addition, you should read “3.D. Risk Factors” for a discussion of the risks we face in our business operations, which could affect our business, results of operations or financial condition.

E.      Off‑Balance Sheet Arrangements

We had no off‑balance sheet arrangements as of December 31, 2013.

F.       Tabular Disclosure of Contractual Obligations

Our debt obligations and other contractual obligations as of December 31, 2013 were as follows:

	Less than 1 year	1‑3 years	3‑5 years	More than 5 years	Total
	(in millions of reais)
Loans and financing	640.9	2,015.1	1,554.3	5,239.7	9,450.0
Estimated interest payments(1)	545.9	989.0	757.6	1,620.9	3,913.4
Operating and capital lease obligations(2)	48.6	147.6	238.7	2,301.1	2,736.0
Alto Tietê PPP	93.8	202.2	199.9	534.2	1,030.1
Purchase obligations(3)	2,619.0	2,499.7	175.2	5,971.5	11,265.3
Total	3,948.2	5,853.6	2,925.7	15,667.4	28,394.9

______________

(1)   Estimated interest payments on loans and financing were determined considering the interest rates as of December 31, 2013.  However, our loans and financing are subject to variable interest indexation and foreign exchange fluctuations, and these estimated interest payments may differ significantly from payments actually made. The debt agreements have cross default clauses.

(2)   Includes capital lease obligations which are collateralized by part of the billings from the provision of water and sewage services.

(3)   The purchase obligations are the contractual obligations of investments and expenses and consider the estimated inflation adjustments for each year.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders.  Our borrowings are not affected by seasonality.  For information concerning the interest rates on our indebtedness outstanding as of December 31, 2013, see Note 15 to our financial statements as of December 31, 2013 and 2012 and for the years ended December 31 2013, 2012, 2011 included elsewhere in this annual report.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

Under our bylaws and Brazilian Corporate Law, we are managed by our board of directors (Conselho de Administração), which currently consists of eight directors, and a board of executive officers (Diretoria), which currently consists of six executive officers.

As our controlling shareholder, the State has the ability to elect the majority of our board of directors and, therefore, our direction and future operations.  Upon the election of a new State governor and any resulting change in the administration of the State, all or some of the members of our board of directors, including our chairman, have historically been replaced by designees of the new administration.  Our board of directors may in turn replace some or all of the executive officers.  See “Item 3.D. Risk Factors—Risks Relating to Our Control by the State of São Paulo—We are controlled by the State of São Paulo, whose interests may differ from ours or from minority shareholders’ interests, including holders of ADSs.”

Board of Directors

Our bylaws provide for a minimum of five and a maximum of 15 directors.  The members of our board of directors are elected at a general shareholders’ meeting to serve a renewable two‑year term.  Pursuant to our bylaws, our employees have the option to elect one member of our board of directors.  Currently, our employees have not elected a director.  In addition, pursuant to Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”), at least one member of the board of directors of mixed capital companies, such as us, must be appointed by the minority shareholders.  Finally, according to the Novo Mercado rules, at least 20.0% of the board of directors must be comprised of independent members.

Six of the current members of our board of directors, Dilma Seli Pena, Walter Tesch, Alberto Goldman, Jerônimo Antunes, Reinaldo Guerreiro and Alexander Bialer were elected at the general shareholders’ meeting held on April 23, 2012.  The directors Claudia Polto da Cunha and Francisco Vidal Luna were elected at the general shareholders’ meeting held on April 22, 2013. The tenure of all the directors will end upon the election of members for the new term at the general shareholders’ meeting to be held on April 30, 2014.  Currently, we have four directors considered independent under the Novo Mercado rules.

Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  Its responsibilities include the establishment of policy and general orientation of our business, and the appointment and supervision of our executive officers.

The following are the names, ages, positions, dates of election and brief biographical descriptions of the current members of our board of directors:

Director	Age	Position	Date Elected
Alberto Goldman	76	Chairman	April 23, 2012
Claudia Polto da Cunha	46	Director	April 22, 2013
Dilma Seli Pena	64	Director	April 23, 2012
Walter Tesch	70	Director	April 23, 2012
Jerônimo Antunes	58	Independent Director*	April 23, 2012
Reinaldo Guerreiro	61	Independent Director*	April 23, 2012
Francisco Vidal Luna	67	Independent Director*	April 22, 2013
Alexander Bialer	67	Independent Director*	April 23, 2012

______________

*      These directors comply with the independence requirements established by the Novo Mercado rules.

Alberto Goldman.  Mr. Goldman has been the acting chairman of our board of directors since March 27, 2014, when he replaced Edson de Oliveira Giriboni, our chairman from April 2011 to March 2014.  Mr. Goldman has been a member of our board of directors since April 2011.  Mr. Goldman holds a degree in civil engineering from the Escola Politécnica of the Universidade de São Paulo.  Mr. Goldman was vice‑governor of São Paulo from January 2007 to March 2010 and governor of São Paulo from April 2010 to December 2010.  He was a member of our board of directors from April 2009 to March 2010.  He was also the State Secretary of Development (currently, Development, Science and Technology State Department) from January 2007 to February 2009, State Deputy for two terms and Federal Deputy for six terms.  Mr. Goldman was the president of the Budget Mixed Committee in 2000 and rapporteur of the General Telecommunications Law.  He was the Special Secretary of State of the Program Coordination in 1987 and of the Administration Coordination between 1988 and 1990.  Mr. Goldman was the Minister of Transportation from 1992 to 1994.

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

Jerônimo Antunes. Mr. Antunes has been a member of our board of directors and coordinator of the Audit Committee since April 2008. He holds master’s and Ph.D. degrees in controllership and accounting from the Business, Economics and Accounting School of Universidade de São Paulo - FEA-USP. He holds a bachelor’s degree in business administration and accounting and has been a certified independent accountant and consultant in accountability and corporate finance since 1977. He has been a professor at FEA-USP since 1999, a professor of several MBA courses, promoted at FIPECAFI, since 2000, at FEA-USP, since 2000, and at FIA – Fundação Instituto de Administração since 2006, among other institutions. Mr. Antunes has acted as an independent auditor since 1977, an expert and specialist in accounting examinations since 2005, and president of the Audit Committee of Desenvolve SP since May 2013.   He is a member of IBGC and was an executive officer of IPECAFI, IBRACON and ANEFAC.

Reinaldo Guerreiro. Mr. Guerreiro has been a member of our board of directors since January 2007. He holds a Ph.D. in accounting and controllership, a master’s degree in accounting and controllership and a bachelor’s degree in accounting sciences, all of them from the Business, Economics and Accounting School of Universidade de São Paulo - FEA-USP.  Currently, he is both professor and Director at FEA-USP.  He has also authored the books “A meta da empresa, seu alcance sem mistérios,” “Gestão do lucro,” “Estruturação de sistemas de custos para gestão de rentabilidade,” and co-authored “Controladoria uma abordagem de gestão econômica” and “Contabilidade gerencial.”  He is a researcher at CNPQ, author of multiple management accounting books and has published various scientific articles in domestic and international magazines.  He is a specialized consultant in financial management. Mr. Guerreiro has worked on various projects in the areas of financial management, costs, budget and IT in a variety of companies, such as Banco do Brasil, Caixa Econômica Federal, Previ and for the São Paulo Government - GESP.

Francisco Vidal Luna. Mr. Luna has been a member of our board of directors since April 2013.  He has a doctorate in Economics from the Business, Economics and Accounting School of Universidade de São Paulo - FEA-USP.  Retired Professor by FEA-USP.  In the public sector, he has served as the Secretary of Planning for the city of São Paulo. He has also worked at the Treasury Department for the State of São Paulo and the Federal Planning Bureau, among other roles. Within the private sector, Mr. Luna was Chairman and President of Banco Inter American Express S.A. At the governmental level, he served as a member of the advisory board of the Superintendency for the Development of the Northeast (Superentendência de Desenvolvimento do Nordeste – Sudene), a member of the board of directors of BNDES; superintendent of the Planning Institute of the Federal Planning Bureau, Special Secretary for Economic Affairs of the Federal Planning Bureau. At the state level, Mr. Luna has also been the Chairman of the Advisory Board for the division of Economic Affairs of the Secretariat of Finance of the State of São Paulo and executive secretary of the Board of Financial Coordination of São Paulo. Currently, Mr. Luna is a member of the board of directors and the audit committee of Desenvolve SP, Chairman of the board of directors of IDBRASIL and the Afro-Brazilian Museum, a member of the board of trustees of Fundação Padre Anchieta and an advisory board member of the Faculty of Medicine Foundation – FFM.

Alexander Bialer. Mr. Bialer has been a member of our board of directors since April 2003, as a representative of the minority shareholders. He holds a degree in mechanical engineering from Instituto Tecnológico da Aeronáutica—ITA and a specialization degree in systems administration from the FGV. He is a member of the board of directors of AVIANCA and Andritz Hydro Inepar. He was on the board of Pacific Rubiales and ROMI. In addition, Mr. Bialer was Director of Business Development of GE in Brazil and Latin America, from which he retired in 2002. He also collaborated with AVON, Máquinas Piratininga and ASEA.

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

The following are the names, ages, positions, dates of election and brief biographical descriptions of our board of executive officers:

Executive Officer	Age	Position	Date Elected
Dilma Seli Pena	64	Chief Executive Officer	June 14, 2013
Manuelito Pereira Magalhães Junior	46	Corporate Management Officer	June 14, 2013
Rui de Britto Álvares Affonso	56	Chief Financial Officer and Investor Relations Officer	June 14, 2013
Paulo Massato Yoshimoto	61	Metropolitan Region Officer	June 14, 2013
Luiz Paulo de Almeida Neto	57	Regional Systems Officer	June 14, 2013
Paulo Massato Yoshimoto (cumulatively responsible for this Office)	61	Technology, Enterprises and Environment Officer	June 14, 2013

Dilma Seli Pena.  See above “—Board of Directors.”

Manuelito Pereira Magalhães Júnior.  Mr. Magalhães has been our Corporate Management Officer since January 2011.  Mr. Magalhães was a member of our board of directors from January 2007 to February 2011.  He holds a degree in economic sciences and a master’s degree in economic sciences from the Instituto de Economia, Universidade Estadual de Campinas.  He was a member of the board of directors of the Companhia de Engenharia de Tráfego de São Paulo, of the COHAB and, of the Empresa de Tecnologia de Informação and Comunicação de São Paulo.  He was a parliamentary advisor in the Federal Senate.  From 1998 to 2002, he was the special advisor of the Minister of Health.  From 2005 to 2006 he was the ombudsman of the National Supplementary Health Agency, or ANS.  From 2005 to 2006, he was the deputy secretary of the Planning Secretariat and the secretary of Planning of the Municipality of São Paulo.  He was also the technical advisor, the secretary of finance and the director of the Department of Advisory, Planning and Management in the municipality of Campinas, State of São Paulo.

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

Paulo Massato Yoshimoto.  Mr. Yoshimoto has been our metropolitan officer since February 2004.  Since April 2, 2014, Mr. Yashimoto has been cumulatively responsible for the Technology, Enterprises and Environment Office.  He holds a degree in civil engineering from the Escola de Engenharia de Lins.  Mr. Yoshimoto joined us in 1983, and has held the positions of executive assistant to the operations office and head of the water production and maintenance and metropolitan planning departments.  Mr. Yoshimoto has also held the position of senior planning professional at Empresa Metropolitana de Planejamento, from 1975 to 1983.

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

In 2013, 2012 and 2011, the aggregate compensation, including benefits in kind granted that we paid to members of our board of directors, board of executive officers and fiscal committee for services in all capacities were R$4.2 million, R$4.1 million and 3.9 million, respectively.

The tables below sets forth the breakdown of the total compensation received by our directors and members of our board of executive officers and fiscal committee and other data related to their compensation for the periods indicated:

	Year ended December 31,
	2013	2012	2011
Total compensation per administrative body	(in thousands of R$, except where indicated otherwise)
Board of directors	1,026	1,004	1,240
Board of executive officers	2,929	2,878	2,442
Fiscal committee	258	226	217
Total amount of compensation	4,213	4,108	3,899

Number of members (in individuals)
Board of directors	9	10	10
Board of executive officers	6	6	6
Fiscal committee	5	4	5

Fixed annual compensation
Salary
Board of directors	788	804	853
Board of executive officers	1,673	1,553	1,265
Fiscal committee	198	179	217
Direct and indirect benefits
Board of directors	239	200	‑
Board of executive officers	690	653	495
Fiscal committee	60	47	‑

Variable compensation
Bonus
Board of directors	-	-	387
Board of executive officers	566	672	681
Fiscal committee	-	-	‑

Maximum amount of compensation
Board of directors	157	148	169
Board of executive officers	530	516	444
Fiscal committee	64	56	46

Minimum amount of compensation
Board of directors	96	50	81
Board of executive officers	471	335	276
Fiscal committee	17	56	46

Average amount of compensation
Board of directors	111	100	128
Board of executive officers	469	480	407
Fiscal committee	57	56	46

Profit Sharing and Pension Plans

We have established a pension and benefit fund (Fundação SABESP de Seguridade Social), or SABESPREV, to provide our employees with retirement and pension benefits.  This pension plan provides benefit payments to former employees and their families.  Both we and our employees make contributions to the pension plan.  We are also required to pay supplemental pension payments relating to the employment contract of certain employees prior to the creation of SABESPREV.  Our total contributions to the pension plan totaled R$18.4 million, R$7.4 million and R$8.9 million in 2013, 2012 and 2011, respectively.  Based on independent actuarial reports, as of December 31, 2013, our obligation under these plans totaled R$2,327.0 million.  For further information on our pension plans see Note 19 to our financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 included elsewhere in this annual report.

Beginning in 2008, payments under the profit‑sharing plan were based both on general goals that evaluate us as a whole and on other goals that evaluate the performance our different business units.  Payments are proportionally reduced annually if the goals are not completely achieved.

We recorded profit‑sharing expenses of R$68.5 million, R$60.5 million and R$56.6 million in 2013, 2012, and 2011, respectively.  We do not have a stock‑option plan for our employees.

C.      Board Practices

The members of our board of directors are elected at a general shareholders’ meeting to serve a renewable two‑year term.  Our next general shareholders’ meeting will be held on April 30, 2014.  Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  See “Item 6.A. Directors and Senior Management—Board of Directors.”

Our board of executive officers is composed of six executive officers appointed by our board of directors for a renewable two‑year term.  Meetings of our board of executive officers are held weekly in the case of ordinary meetings or when called by the chief executive officer in the case of special or extraordinary meetings.  See “Item 6.A. Directors and Senior Management—Board of Executive Officers.”

None of our directors and/or executive officers is a party to an employment contract providing for benefits upon termination of employment.  Those directors and officers who are also our employees will remain as our employees after their tenure as directors and/or officers, in this case, maintaining all benefits granted to our employees.

Fiscal Committee (Conselho Fiscal)

Our fiscal committee, which is established on a permanent basis, consists of a minimum of three and a maximum of five members and generally meets once a month.  Our fiscal committee currently consists of four members and four alternates.  Furthermore, each member has its respective alternate.  The current members of our fiscal committee were elected in the shareholders’ meeting held on April 22, 2013.  Their tenure will end on April 30, 2014.  The primary responsibility of the fiscal committee, which is independent from management and from the external auditors appointed by our board of directors, is to review our financial statements and report on them to our shareholders.

The following are the names, ages, position, date of election and brief biographical descriptions of the current and alternate members of our fiscal committee:

Fiscal Committee Members	Age	Position	Date Elected
José Antonio Xavier	53	Member	April 22, 2013
Humberto Macedo Puccinelli	56	Member	April 22, 2013
Horácio José Ferragino	64	Member	April 22, 2013
Massao Fábio Oya	32	Member	April 22, 2013
Tomás Bruginski de Paula	53	Alternate	April 22, 2013
José Rubens Gozzo Pereira	66	Alternate	April 22, 2013
Joaldir Reynaldo Machado	65	Alternate	April 22, 2013
Jorge Michel Lepeltier	66	Alternate	April 22, 2013

José Antonio Xavier.  Mr. Xavier has been a member of our fiscal committee since April 2011.  He holds a degree in economics and a post‑graduate degree in governmental controllership from the Pontifícia Universidade Católica de São Paulo (PUC‑SP).  Mr. Xavier was an auditor of the State Treasury from 1993 to 1998 and the Technical Director of the State Treasury since 1998.  He was a member of the Fiscal Committee at BANESCARD, CESP and CDHU.

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

Horácio José Ferragino.  Mr. Ferragino was elected to our fiscal committee on April 23, 2012.  He holds a degree in accounting from the Faculdades Integradas Santo Antônio – FISA‑SP.  He worked in the public sector for the State Fund for School Buildings (FECE – Fundo Estadual de Construções Escolares) from 1970 to 1976, for the School Building Company from 1976 to 1988 (CONESP – Cia de Construções Escolares), for the Educational Development Foundation (FDE – Fundação para o Desenvolvimento da Educação from 1988 to 1995) and Casa Civil e Secretaria de Gestão Pública (1995 – 2012), where he coordinated projects involving public purchase policies.  He currently works in the Counsel for Government Innovation, in the Secretariat of Regional Planning and Development and teaches several courses in the area of public purchases. Mr. Ferragino  has been a Fiscal Councilor for the Official Press of the State of Sao Paulo.

Massao Fábio Oya. Mr. Oya has been a member of our fiscal committee since April 2013. He has a degree in accounting and an MBA with a specialization in Financial Management from the University of Anchieta. Mr. Oya is a consultant and advises companies on accounting as well as corporate governance. He also serves on the fiscal committees of several companies, as a sitting member: including COPEL, Wetzel S.A., Banrisul, Sanepar, TIM Participações, Pettenati Indústria Têxtil S.A., Cristal Pigmentos do Brasil S.A. and Bardella S.A. – Indústrias Mecânicas, and as an alternate member: EZ TEC Empreendimentos e Participações S.A., Companhia Providência Indústria e Comércio S.A., M&G Poliester S.A., Companhia de Ferro Ligas da Bahia - Ferbasa and Eucatex S.A.

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

Audit Committee

Our bylaws provide for an audit committee to be comprised of three board members, who will cumulatively comply with the requirements of (i) independence, (ii) technical expertise, and (iii) identifying and complying with applicable exemptions in accordance with the United States Securities and Exchange Commission, or the SEC, and New York Stock Exchange, or NYSE, rules.  Our Board of Directors determined that Jerônimo Antunes qualifies as a financial expert under the SEC rules. The members are appointed by the board of directors.

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

The minimum availability required from each member of the audit committee is thirty hours per month.  Under our bylaws, the members shall exercise their roles for the same period as their corresponding term of office, or until otherwise resolved by the general shareholders’ meeting or by resolution of the board of directors. All of our Audit Committee members are independent.

The following are the names, positions and dates of election of the members of our audit committee:

Director	Position	Date Elected
Jerônimo Antunes	Coordinator and Financial Expert	April 26, 2012
Reinaldo Guerreiro	Member	April 26, 2012
Francisco Vidal Luna	Member	April 25, 2013

Regulatory Affairs Committee

Our bylaws provide for a regulatory issues committee to be comprised of our Chief Executive Officer, Chief Financial Officer and Investor Relations Officer, Metropolitan Officer, and Regional System Officer.  The regulatory affairs committee is responsible for defining our regulatory directives, strategies and guidelines and coordinating our regulatory affairs department, under the directives of our board of directors.

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

D.      Employees

As of December 31, 2013, we had 15.015 full‑time employees.  In 2013, we had an average of 924 interns and 491 apprentices (aprendizes), as defined by federal Law No. 10,097, dated December 19, 2000.

The following table sets forth the number of our full‑time employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2013	2012	2011
Number of employees by category of activity:
Projects and operations	9,983	9,919	9,782
Administration	2,443	2,474	2,501
Finance	455	454	454
Marketing	2,134	2172	2,159
Number of employees by corporate division:
Head office	1,510	1513	1,475
São Paulo metropolitan region	6,856	6,865	6,861
Regional Systems	6,649	6,641	6,560
Total number of employees	15,015	15,019	14,896

The average tenure of our employees is approximately 17 years.  We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security.  We believe that our relations with our employees are generally satisfactory.

Approximately 70% of all our employees are members of unions.  The five main unions that represent our employees are (i) the Union of Workers in Water, Sewage and Environment of São Paulo ‑ SINTAEMA, (ii) workers union of Santos Urban Industries, Baixada Santista region, South Coast and Vale Ribeira ‑ SINTIUS, (iii) the Union of Engineers of the State of São Paulo ‑ SEESP, (iv) the Union of Attorneys of the State of São Paulo ‑ SASP and (v) the Union of Industrial Technicians of the State of São Paulo – SINTEC.  As a result of the 2010 collective bargaining discussions, wages were temporarily increased by 5.05%.  The unions filed a claim with the Labor Court seeking, among other requests, to increase (i) wages by 1.5%, (ii) the salary base over which the annual profit distribution is calculated, (iii) the payment of overtime from 50% to 100% ; and (iv) additional payment of working night hours from 20% to 50%.  The Labor Court decided in favor of the unions, and we appealed the decision. Our appeal resulted in a definitive decision on the matter, issued by the court on August 17, 2012, suspending the unions’ requests, except for the increase in the additional payment of overtime from 20% to 50%.

In 2011, we entered into an additional collective bargaining agreement, which:  (i) increased wages by 8.00% (which corresponds to the adjustment for inflation for the period) plus a real gain of 1.51%, (ii) established an employment guarantee for 98% of our employees, (iii) increased meal vouchers by 10.07%, and (iv) increased all other benefits by 8.00%, among other provisions.

The collective agreement entered into in 2012 resulted in the following: (i) an increase in salaries by 6.17% (which corresponds to the inflation adjustment for the period plus further addition 1.93%), (ii) the establishment of an employment guarantee for 98% of our employees, (iii) an increase in meal vouchers of 10% and a further increase of 8% in all other benefits, and (iv) an end to extra payments to employees who drive company vehicles.

Our last collective bargaining agreement, executed in 2013, resulted in: (i) a salary increase of 8% (which corresponds to the inflation adjustment for the period plus a real gain of 2.5%), (ii) the establishment of an employment guarantee for 98% of our employees, (iii) an increase of 13.6% in meal vouchers (vale refeição), and (iv) an increase of 21.5% in food allowance and an additional of 15% for employees who work on flexible work shifts, among other things.

We have experienced the following strikes in the last seven years, none of which interrupted the essential services that we provide: a four‑day strike in June 2008, a three‑day strike in May 2009, an eight‑day strike in 2010, a one-day strike in 2011 and a two-day strike in 2013.  In 2007 and 2012 there were no strikes.  Under Brazilian law, our non‑administrative employees are considered “essential employees” and, therefore, are limited in their right to strike.

E.      Share Ownership

As of April 16, 2014, the members of the board of directors and the executive officers owned an aggregate of 1,515 common shares.  The members of our board of directors and our executive officers, on an individual basis and as a group, beneficially own less than 0.1% of our common shares.  See “Item 7.A. Major Shareholder” for more information.  As of the same date, none of our directors and executive officers owned any stock option plans.

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

The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of April 16, 2014.

	Common shares
	Shares	%
State of São Paulo	343,524,258	50.3%
Directors and executive officers of SABESP	1,515	Less than 0.1%
Other	339,984,096	49.7%
Total(1)	683,509,869	100.0%

______________

(1)   As of April 16, 2014, 25.6% of our outstanding common shares were held by 5,433 registered shareholders in Brazil.

As of April 16, 2014, 24.1% of our outstanding common shares were held in the United States, in the form of ADSs.  According to the ADS depositary’s records, which contain information regarding the ownership of our ADSs, there were, on March 31, 2014, 36 record holders of ADSs in the United States.

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

Rendering Services

We provide water and sewage services to the federal government, state and municipal governments and government entities in the ordinary course of our business.  Gross revenue from sales to the State, including State entities, totaled R$449.1 million in 2013, R$431.0 million in 2012 and R$405.0 million in 2011.  Our accounts receivable from the State for water supply and sewage services totaled R$63.9 million and R$65.5 million, as of December 31, 2013 and 2012, respectively.  In addition, as required by law, we invest our cash and cash equivalents with government financial institutions.

Payment of Pensions

Pursuant to a law enacted by the State, certain former employees of some State owned companies that provided services to us in the past and later merged to form our Company acquired a legal right to receive supplemental pension benefit payments.  These rights are referred to as “Plan G0.”  These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor.  In 2013, 2012 and 2011, we made payments to former employees of R$140.1 million, R$132.7 million and R$124.4 million, respectively, in respect of Plan G0.  The State made reimbursements in 2013, 2012 and 2011 in the amount of R$111.0 million, R$104.4 million and R$89.5 million, respectively.

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

Under the December 2001 agreement, in 2002, a State‑owned construction company (Companhia Paulista de Obras e Serviços), or the CPOS, on behalf of the State, and an independent appraisal firm (Engenharia de Avaliações), or the ENGEVAL, on our behalf, presented their valuation reports relating to the reservoirs.  Under the agreement, the arithmetic average of these appraisals is deemed the fair value of the reservoirs.  The appraisals contained in these reports were in the amounts of R$335.8 million and R$341.2 million, respectively.  Because we had already made investments in these reservoirs by then, the arithmetic average of the appraisals submitted to our board of directors by August 2002, R$300.9 million, was net of a percentage corresponding to these investments.  Our board of directors approved the valuation reports. This amount was updated until September 2008 according to ICPA index and amounted to R$696.3 million.

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

In addition to the Undisputed Reimbursement Amount, there is an outstanding balance relating to the Disputed Reimbursement Amount.  As of December 31, 2013, the Disputed Reimbursement Amount, plus the reservoirs mentioned above, amounted to R$1,412.5 million, but due to the uncertainty regarding the recovery of the amount our management decided not to recognize the reimbursements.  See Note 9 to our financial statements as of December 31, 2013 and 2012 and for the year ended December 31, 2013, 2012 and 2011 regarding the Disputed Reimbursement Amount.  We and the State have agreed that the dispute relating to the Disputed Reimbursement Amount will not prevent us from carrying out the commitments made in the December 2001 agreement.

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

Finally, the third amendment to the December 2001 agreement established that the Public Attorney’s Office of the State of São Paulo, or the Public Attorney’s Office, would issue a revised interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount.  At that time, we believed that the Public Attorney’s Office would issue a revised interpretation which would have helped us bring the negotiations with the State to a conclusion.  However, contrary to our expectations, the Public Attorney’s Office interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount refuted the reimbursement of the largest portion of this amount.  As of December 31, 2013, we had made a provision of R$1,780.3 million in our pension obligations accounts in respect of the pension benefit obligation of Plan G0.

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

In application of the convênio, we executed a separate contract with the State and the city of São Paulo, also dated June 23, 2010, to regulate the provision of these services for the following 30 years.  The principal terms of this contract are as follows:

•      The total investment stated in the contract must be equal to 13% of gross revenues from the provision of services to the city of São Paulo, net of the taxes on revenues, which total approximately R$600 million per year.

•      We must transfer 7.5% of the gross revenues we derive under the convênio, and subtract (i) COFINS and PASEP taxes, and (ii) unpaid bills of publicly owned properties in the city of São Paulo, to the Municipal Fund for Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura),  established by Municipal Law No. 14,934/2009.  In April 2013, ARSESP postponed the application of such municipal charges until the conclusion of the tariff revision process, based on a request from the São Paulo State Government to analyze, among other things, methods to reduce the impact on consumers.

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

We also entered into credit agreements with the JICA, which were guaranteed by the federal government, with counter‑guarantee from the State of São Paulo, for the financing of (i) the Clean Wave Program for the Baixada Santista metropolitan region, on August 6, 2004, for an aggregate principal amount of ¥21,320 million; (ii) the second phase of the Clean Wave Program, in February 2011, for an aggregate principal amount of ¥19,169 million; (iii) the environmental improvement program in the basin of the Billings dam, as part of the New Life Program (Programa Vida Nova), in October 2010, for an aggregate principal amount of ¥6,208 million; and (iv) the Corporate Program for Water Loss Reduction, in February 2012, for an aggregate principal amount of ¥33,584 million.

The State has also guaranteed a portion of our repayment obligations under loan agreements that we entered into with the federal government in 1994 through its financial agent, Banco do Brasil S.A. which totaled R$100.5 million as of December 31, 2013.

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

Agreements with Lower Tariffs

We have entered into agreements with public entities, including State entities and municipalities, which manage approximately 8,000 properties.  Under these agreements, these public entities pay a different tariff which is approximately 25.0% lower than the tariff that applies for the public entities that have not entered into these agreements, provided such entities implement our PURA program for the rational use of water, which has a fixed target for reduction or maintenance of water consumption, according to technical evaluations carried out by us. These agreements are valid for a 12‑month term with automatic renewal for equal periods.  Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

Personnel Assignment Agreement among Entities Related to the State Government

We have personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed.  The expenses related to personnel assigned by us to other state government entities in 2013, 2012 and 2011 amounted to R$12.9 million, R$12.3 million and R$10.9 million, respectively.

The expenses related to personnel assigned by other entities to us totaled R$1.0 million in both 2013 and 2012; in 2011, none of our personnel had been assigned by other offices.

Services Obtained from State Government Entities

As of December 31, 2013, 2012 and 2011, we had an outstanding amount payable of R$2.0 million, R$1.0 million and R$12.1 million, respectively, for services rendered by São Paulo State government entities, including the supply of electric power by CESP.

Non‑operating Assets

We lend land, free of charge, to DAEE.  Such non‑operating assets totaled R$1.0 million, R$1.0 million and R$2.3 million as of December 31, 2013, 2012 and 2011, respectively.

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

Transactions with SABESPREV Pension Fund

SABESPREV is a pension fund we established to provide our employees with retirement and pension benefits.  The assets of SABESPREV are independently held, but we nominate 50.0% of SABESPREV’s board of directors, including the chairman of the board, who has the deciding vote pursuant to the applicable legislation.  Both we and our employees make contributions to SABESPREV pension plans.  We contributed R$8.4 million, R$7.4 million and R$8.9 million in 2013, 2012 and 2011, respectively.  On May 29, 2001, a federal law was enacted which, among other provisions, limits the amount mixed capital companies, like us, may contribute to their pension plans.  Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of these plans.

Our original pension plan (the Defined Benefit Plan) has an actuarial deficit.  We have commenced studies to manage this deficit and have also created a new, defined contribution plan, SABESPREV Mais.  Our new plan was approved by the Previc in June 2010, after which our old plan stopped accepting new members.  Contributions to the new plan are also shared between plan members and SABESP, and benefits are established based on the balance of the individual member’s account when payment on his or her benefit begins.  This balance consists of contributions and profitability obtained when applying resources.  We intended to have members of the old plan migrate their reserves to the new plan.  This migration was interrupted by a judicial order as a result of proceedings brought by representative entities for our employees and ex‑employees.  In October 2010, the judge presiding over the case pronounced in an interim decision that people and reserves were not allowed to migrate between the plans until a further decision was made.  This decision also prevents the plan from charging contributions to account for the deficit for those who remained covered by the original plan. In September 2012, the judge presiding over the case ordered a financial expert inspection.  An expert was appointed in early 2013 but has not yet begun an inspection.

Compensation of Management

The compensation paid by us to the members of our board of directors, board of executive officers and fiscal committee amounted to R$3.6 million, R$3.4 million and R$2.8 million in 2013, 2012 and 2011, respectively, and it refers to salaries and other short‑term benefits management.  An additional R$0.6 million, R$0.7 million and R$1.1 million related to the bonus program was accrued in 2013, 2012 and 2011.

For further information on management compensation, see “Item 6.B. Compensation.”

Loan agreement through credit facility

We hold interests in some companies.  Although we do not hold the majority of shares in any of the companies in which we hold interests, we are party to shareholders’ agreements which provide for the power of veto with regard to certain management proposals and decisions.  Due our significant influence on these companies by way of shareholders’ agreements, for accounting purposes, these companies are accounted for by applying the equity method of accounting.

We entered into a loan agreement through credit facility with the Águas de Andradina S.A., Águas de Castilho S.A., and Aquapolo Ambiental S.A. to finance the operations of these companies, until the loans and financing required to banks are cleared.

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

Companies	Credit limit	Principal disbursed	Interest balance	Total	Interest rate	Maturity
Águas de Andradina	3,467	1,427	297	1,724	SELIC + 3.5% p.a.	(*)
Águas de Castilho	675	403	84	487	SELIC + 3.5% p.a.	(*)
Aquapolo Ambiental	5,629	5,629	1,429	7,058	CDI + 1.2% p.a.	04/30/2016
Aquapolo Ambiental	19,000	19,000	3,789	22,789	CDI + 1.2% p.a.	04/30/2015
Total	28,771	26,459	5,599	32,058

(*) Loan for use agreements with the SPEs Aguas de Andradina and Aguas de Castilho mature when funds from the Brazilian Development Bank (BNDES) long-term contracts are released  at which time the borrower will pay off all the debt arising from the credit facility.

The amount disbursed is recognized in assets, in “Other receivables” and amounts to R$1,830 for principal and R$381 for interest recognized in current assets and R$24,629 for principal and R$5,218 for interest in noncurrent assets. As of December 31, 2013, the balance of principal and interest of these contracts is R$32,058. In 2013, financial income was impacted by R$3,977.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

A.      Financial Statements and Other Financial Information

See “Item 3.A. Selected Financial Data” and “Item 18.  Financial Statements.”

Legal Proceedings

We are currently subject to numerous legal proceedings relating to civil, tax, labor, corporate and environmental issues arising in the normal course of our business. Several individual disputes account for a significant part of the total amount of claims against us. Our audited financial statements only include provisions for probable and reasonably estimable losses and expenses we may incur in connection with pending proceedings. Our material legal proceedings are described in Note 18 to our audited financial statements included in this annual report, and that description is incorporated by reference under this Item.

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

Although we are not able to predict the final outcome of these lawsuits, we believe that the outcome, if unfavorable to us, may have a material adverse effect on us. We classify certain of these proceedings as probable loss and possible loss. As of December 31, 2013 we have provisioned R$182.7 million for such matters.

Other Legal Proceedings

The Civil Entity Coordination Committee of Piracicaba filed a civil public action against us, the National Water Agency and the State of São Paulo Treasury Department seeking, among other claims for relief: (i) the termination of use of 31 m3/s of water from one of the municipality’s reservoirs; (ii) the creation of a schedule to regulate water use and withdrawal from the Piracicaba water basin by the Cantareira system to eliminate possible damage to populations downstream and (iii) the development of an environmental impact study on the Cantareira system evaluating the impact of water use and withdrawal on the various basins that constitute the system. This civil public action was decided favorably for us in two lower courts, and the plaintiff’s appeal to a higher court seeking special and extraordinary recourse was denied based on inadmissibility. We are currently awaiting a court decision on the appeal brought by the plaintiff against this decision. The amount involved in this proceeding as of December 31, 2013 is R$19.2 billion. We have assessed the risk of loss as remote, and accordingly have not taken any provisions.

The Public Prosecutor’s Office of the State of São Paulo filed a civil public action against us seeking: (i) the nullification of the contract we entered with the Municipality of São Paulo on June 23, 2010 regarding the service of water supply and sewage services; (ii) our exclusion from BM&F Bovespa’s Corporate Sustainability Index; and (iii) sewage treatment coverage of the entire Municipality of São Paulo by 2018.  The plaintiff’s request for an injunction was denied, and the courts maintained this decision after we presented our defense.  Separately, we have challenged the amount claimed by the Public Prosecutor’s Office of the State of São Paulo in these proceedings. The amount involved in these proceedings is R$12.3 billion as of December 31, 2013. We have assessed the risk of loss as remote, and accordingly have not taken any provisions.

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

We are required to maintain a legal reserve, to which we must allocate 5.0% of net profits for each fiscal year until the amount for such reserve equals 20.0% of our paid‑in capital.  However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30.0% of our capital.  Net losses, if any, may be offset against the legal reserve.  As of December 31, 2013, 2012 and 2011 the balance of our legal reserve was R$713.0 million, R$616.8 million and R$521.2 million, respectively, which was equal to 11.5%, 9.9% and 8.4%, respectively, of our capital.

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

Under Brazilian Corporate Law, any company may authorize in its bylaws the creation of a discretionary reserve.  Bylaws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve.  We may also allocate a portion of our net profits for discretionary allocations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by our shareholders.  Under Law No. 10,303 of October 31, 2001, capital budgets for more than one year must be revised at each annual shareholders’ meeting.  After completion of the relevant capital projects, we may retain the allocation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings.  As of December 31, 2013, 2012 and 2011 we had an investment reserve of R$5,980.5 million, R$4,690.6 million and R$3,408.6 million, respectively.

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized.  The amounts available for distribution are determined on the basis of our financial statements prepared in accordance with Brazilian GAAP.

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

Payments of cash dividends and distributions, if any, will be made in Brazilian reais  to the custodian on behalf of the depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs.  See “Item 10.D. Exchange Controls.”  Under current Brazilian law, dividends generally paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to December 31, 1995.  See “Item 10.E. Taxation.”

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

Dividends and interest on shareholders’ equity over the minimum established in a company’s bylaws are recognized when approved by the shareholders in the general meeting.  Consequently, the amounts recognized as of December 31, 2013 correspond to the minimum established by law of 25.0% of the net income and the difference of R$537.5 million will be recorded in 2014 after the general shareholders’ meeting.

Distributions of dividends

The following table sets forth the distributions of dividends that we made to our shareholders in respect of our 2013, 2012 and 2011 earnings.  All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Year ended December 31,	Aggregate amount distributed	Payment Dates	Payment per share	Payment per ADS
	(in millions of reais)			(in reais)
2013	537.5	(*)	0.79	0.79
2012	534.3	June 21, 2013	0.78	0.78
2011	578.7	June 22, 2012	0.85	0.85

______________

(*)   We recorded dividends in the amount of R$456.8 million, which pursuant to our bylaws is our minimum dividend amount.  The dividends will be paid until 60 days after the Ordinary General Meeting, which will occur on April 30, 2014.

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

B.      Significant Changes

Other than as disclosed in this annual report, no significant change has occurred since the date of the audited financial statements included in this annual report.

ITEM 9.            THE OFFER AND LISTING

A.      Offer and Listing Details

Market Price of Common Shares

Our common shares have been listed on the BM&FBOVESPA under the symbol “SBSP3” since June 4, 1997 and, starting on April 24, 2002, have been included in the Novo Mercado segment of that exchange.  As of December 31, 2013, we had 5,645 registered holders of common shares.

On April 30, 2007, our shareholders approved a reverse stock split of 125 common shares into one common share.  Following a ratio change effected on January 24, 2013, each American Depositary Share currently represents one of our common shares.  On April 22, 2013 our shareholders approved a stock split, following which each common share represented three new common shares.  IFRS requires the retrospective application of earnings‑per‑share computations for stock dividends, stock splits, and reverse splits.

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

	Reais per common share		U.S. dollar equivalent per ADS(1)
	Low	High	Low	High	Average daily trading volume
2014
January	21.78	25.96	8.93	10.83	1,170,873
February	20.84	24.01	8.65	9.97	1,778,260
March	19.61	21.50	8.37	9.31	1,926,905
April 16	19.60	22.05	8.81	9.83	2,075,425
2013	19.55	32.13	8.15	15.95	1,373,958
First quarter	85.00	96.40	41.90	47.87	557,193
Second quarter(2)	20.40	31.38	9.06	15.66	1,755,594
Third quarter	19.55	23.96	8.15	10.76	1,719,845
Fourth quarter	21.4	26.55	9.70	11.28	1,401,226
2012	50.42	92.48	53.97	91.52	409,457
First quarter	50.42	69.66	53.97	76.46	372,200
Second quarter	68.50	77.32	74.85	74.48	321,627
Third quarter	75.67	92.48	74.51	91.52	417,208
Fourth quarter	80.54	90.50	76.98	89.40	534,115
2011	39.00	52.78	48.75	56.80	258,827
First quarter	40.10	47.00	47.91	57.71	282,548
Second quarter	45.00	49.50	56.39	60.75	267,042
Third quarter	39.00	48.03	48.75	61.43	245,275
Fourth quarter	43.03	52.78	45.75	56.80	241,197
2010	30.27	44.47	32.70	52.56	311,996
First quarter	30.27	34.26	32.70	39.55	323,739
Second quarter	32.36	37.50	35.28	41.63	416,256
Third quarter	33.41	37.90	38.05	44.74	265,725
Fourth quarter	37.59	44.47	44.53	52.56	242,943
2009	21.87	37.19	18.39	43.66	351,874

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

The table below sets forth, for the periods indicated, the reported high and low closing prices for our ADSs on the NYSE.

	Price in U.S. dollars per ADS
	Low	High	Average daily trading volume
2014
January	8.91	10.83	2,210,576
February	8.66	10.20	3,006,556
March	8.39	9.33	3,147,725
April 16	8.86	9.84	4,068,361
2013	41.60	48.63	490,280
First quarter(1)	9.33	15.88	1,649,436
Second quarter(2)	8.38	10.82	2,055,875
Third quarter	9.76	11.45	1,725,844
Fourth quarter	41.60	48.63	490,280
2012	56.62	91.48	311,242
First quarter	56.62	76.86	325,938
Second quarter	68.90	80.18	328,410
Third quarter	74.49	91.48	316,824
Fourth quarter	78.16	88.35	321,333
2011	46.35	62.63	263,370
First quarter	48.60	58.74	297,927
Second quarter	56.91	62.63	284,122
Third quarter	46.35	62.07	263,200
Fourth quarter	46.74	56.66	215,152
2010	33.09	53.18	275,432
First quarter	33.09	40.16	262,525
Second quarter	35.33	41.54	337,808
Third quarter	37.97	45.51	266,393
Fourth quarter	45.15	53.18	234,667
2009	18.03	43.40	331,673
2008	16.76	56.35	414,961
2007	29.15	53.57	323,404

______________

(1)   After January 23, 2013 our common shares have traded considering the ratio change.  On April 22, 2013 our shareholders approved a stock split, following which each common share represented three new common shares.

(2)   After April 29, 2013 our ADSs are traded considering the stock split.

B.      Plan of Distribution

Not applicable.

                                                                                                      118

C.      Markets

Trading on the Brazilian Stock Exchange

The preferred shares and common shares are traded on the BM&FBovespa, the only Brazilian stock exchange that trades shares. Trading on the BM&FBovespa is limited to brokerage firms and a limited number of authorized entities. The CVM and BM&FBovespa have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

Trading on the BM&FBOVESPA is conducted between 10:00 a.m. and 5:00 p.m. or from 11:00 a.m. to 6:00 p.m. (during daylight savings time in Brazil).  The BM&FBOVESPA also permits trading from 5:30 p.m. to 6:00 p.m. or from 6:30 p.m. to 7:00 p.m. (during daylight savings time in Brazil) during a different trading period called the “after market.”  Trading during aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers.

In order to maintain better quality control over the fluctuation of its index, BM&FBOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions are suspended (i) for a period of 30 minutes whenever the index of this stock exchange falls more than 10% from the index registered for the previous day; (ii) for one hour if the index of this stock exchange falls 15% or more from the index registered for the previous day, after the reopening of trading; and (iii) for a certain period of time to be defined by the BM&FBovespa, if the index of this stock exchange falls 20% or more from the index registered for the previous day, after the reopening of trading.  The minimum and maximum price is based on a reference price for each asset, which will be the previous session’s closing quote, when considering the asset at the beginning of the day before the first trade, or the price of the day’s first trade. The asset’s reference price will be altered during the session if there is an auction sparked by the intraday limit being breached. In this case the reference price will become whatever results from the auction.

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

Trading on the BM&FBOVESPA is significantly less liquid than trading on the NYSE or other major exchanges in the world.  Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a controlling group or by government entities.  As of the end of 2013, the BM&FBOVESPA had a total market capitalization of approximately US$1,030.57 billion (R$2,414.22 billion) and an average daily trading volume of US$3,459.5 million (R$7,417,745 million).  The top ten stocks in terms of 2013 trading volume accounted for approximately 41.31% of all shares traded on the BM&FBOVESPA as of December 31, 2013.  As of December 31, 2013, we accounted for approximately 0.75% of the market capitalization of all listed companies on BM&FBOVESPA.

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

Under Brazilian Corporate Law, our common shares are entitled to dividends or other distributions made in respect of our common shares in proportion to their share of the amount available for the dividend or distribution.  See “Item 8.A. Financial Statements and Other Financial Information—Dividends and Dividend Policy” for a more complete description of payment of dividends and other distributions on our common shares.  In addition, upon any liquidation of our Company, our common shares are entitled to our remaining capital after paying our creditors in proportion to their ownership interest in us.

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

•                     creating preferred shares or increasing an existing class of preferred shares without maintaining the existing ratio with the remaining class of preferred shares, unless when already set forth in or authorized by the bylaws;

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

          General shareholders’ meetings shall be called, convened and deliberated under Brazilian Corporate Law to address all matters of interest to the Company. General shareholders’ meetings may be called by publication of a notice in the Diário Oficial do Estado de São Paulo and in a newspaper of general circulation in our principal place of business, and the first call should be made at least 15 days prior to the meeting. In our case, the first call is made 30 days in advance due the issuance of ADRs, as recommended by the CVM. The second call should be made at least 8 days in advance, if quorum is not reached, pursuant to the Brazilian Corporate Law.”

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

Capital Reserve

Our capital reserve is comprised of tax incentives and donations from government agencies and private entities received through December 31, 2007.  As of December 31, 2013, we had a capital reserve of R$124.3 million.

Investment Reserve

Our investment reserve is comprised specifically of internal funds for expansion of water and sewage service systems.  As of December 31, 2013, we had an investment reserve of R$5,980.5 million.

Legal Reserve

Under Brazilian Corporate Law, we are required to record a legal reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20.0% of paid‑in capital.  Any accumulated deficit may be charged against the legal reserve.  As of December 31, 2013, the balance of our legal reserve was R$713.0 million.

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

CMN Resolution No. 1,927 of May 18, 1992, of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.  The ADS program was approved under the Annex V of CMN Resolution No. 1,289 of March 20, 1987 and the CVM prior to the issuance of the ADSs.  Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment under certain circumstances.  See “Item 3.D. Risk Factors—Risks Relating to Our Common Shares and ADSs—Investors who exchange ADSs for common shares may lose their ability to remit foreign currency abroad and to obtain Brazilian tax advantages” and “Item 10.E. Taxation—Brazilian Tax Considerations.”

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

For the purposes of calculating the income tax and the social contribution related to 2010 and 2009, we opted to adopt the Transition Tax Regime, or RTT, which allows us to eliminate the accounting effects of Law No. 11,638/07 and Provisional Measure No. 449/08, converted into Law No. 11,941/09, by the records in the fiscal books – LALUR and auxiliary controls, without any modification to bookkeeping.

We have followed the same tax practices since 2008, as RTT became mandatory and will remain in effect until legislation ruling on the tax effect of new accounting methods and seeking tax neutrality comes into effect.

On November 11, 2013, Provisional Measure No. 627 as enacted, altering the federal tax laws on the Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), PIS/PASEP Contribution and Contribution of Social Security Financing (Cofins).  This Provisional Measure revokes RTT, which had been enacted by Law No. 11,941/09, and provides for the taxation of legal entities domiciled in Brazil, referring to the equity addition deriving from the profit sharing earned abroad by subsidiaries and associated companies and profit earned by individuals residing in Brazil by means of foreign subsidiary.  This Provisional Measure allows for the possibility of adopting its effects in the 2014 calendar year.

We prepared a study of potential effects of applying Provisional Measure No. 627/2013 and Normative Ruling 1,397/2013 and concluded that they do not result in relevant effects on our operations and financial statements for the fiscal year ended December 31, 2013, based on the best interpretation of current wording of the Provisional Measure.  The eventual conversion of Provisional Measure No. 627/2013 into law may alter our conclusions if the final text encompasses changes not envisioned by and alters current taxation to which we are subject.  We await the conversion of this Provisional Measure into law, so that we may decide on its early adoption or not, as per final wording to be enacted.

Taxation of Gains

Gains realized on disposition of common shares are subject to income tax in Brazil, regardless of whether the sale or the disposition is made by a non‑Brazilian holder to a resident or person domiciled in Brazil.  This is due to the fact that the common shares can be considered assets located in Brazil for purposes of Law No. 10,833.

Thus, gains, for purposes of taxation of gains earned in a sale or disposition of common shares carried out on a Brazilian stock exchange (which includes transactions carried out on the organized over‑the‑counter market):

•                     are exempt from income tax when assessed on a non‑Brazilian holder that (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 2,689/00, or 2,689 Holder, and (2) is not a resident of or domiciled in a Nil or Low Taxation Jurisdiction; or

•                     in all other cases, including gains realized by a Non-Resident Holder that is not a 2,689 Holder and/or is a resident of or domiciled in a Nil or Low Taxation Jurisdiction, subject to income tax at a 15.0% rate. In these cases, a withholding income tax at a rate of 0.005% will be applied and can later be offset with the eventual income tax due on the capital gain.

Any other gains assessed on the disposition of the common shares that are not carried out on the Brazilian stock exchange are subject to income tax at a rate of 15%, except for Nil or Low Taxation Jurisdiction, which, in this case, would be subject to income tax at a rate of 25%.  In case these gains are related to transactions conducted on the Brazilian non‑organized over‑the‑counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset with the eventual income tax due on the capital gain.

For Brazilian purposes, as of January 2009, a Nil or Low Taxation Jurisdiction is considered a regime:  (i) which does not impose income tax or does so at a rate of 20% or lower, or (ii) where applicable local legislation imposes restrictions on the disclosure of the shareholding composition or the ownership of investments, or on the ultimate beneficiary of the income derived from transactions carried out and attributable to a non‑Brazilian holder. See “—Discussion on Low or Nil Taxation Jurisdictions.”

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

Sale of ADSs by non-Brazilian holder to another non-Brazilian holder

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

Exchange of ADSs for common shares

Although there is no clear regulatory guidance, the withdrawal of ADSs in exchange for common shares is not subject to Brazilian income tax provided that the regulatory rules are appropriately observed in respect to the registration of the investment before the Central Bank of Brazil.

Upon receipt of the underlying common shares in exchange for ADSs, non-Brazilian holders may also elect to register with the Central Bank the U.S. dollar amount of such preferred shares or common shares as a foreign portfolio investment under Resolution No. 2689/00 or as a foreign direct investment under Law 4,131/62.

Exchange of common shares for ADSs

The deposit of common shares in exchange for ADSs may be subject to Brazilian capital income tax at the rate of 15% or 25%, in case the non‑Brazilian holder is located in a Nil or Low Taxation Jurisdiction, if the acquisition cost of the common shares is lower than (1) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the fifteen trading sessions immediately preceding such deposit.  In this case, the difference between the acquisition cost and the average price of the common shares, calculated as above, shall be considered a capital gain.

Discussion on Low or Nil Taxation Jurisdictions

On June 24, 2008, Law No. 11,727 was enacted defining the concept of a “privileged tax regime” in connection with transactions subject to transfer pricing and thin capitalization rules.  In this conception, privileged tax regimes are more comprehensive than tax havens.  A “privileged tax regime” is considered to be a jurisdiction which: (i) does not tax income or taxes income at a maximum rate lower than 20.0%; (ii) grants tax advantages to a non‑resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non‑resident entity or individual or (b) to the extent such non‑resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non‑resident entity or individual; (iii) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20.0%; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions.

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

Distribution of an interest on equity charge attributed to shareholders’ equity with respect to common shares or ADSs as an alternative form of payment to shareholders, including non‑Brazilian holders of common shares or ADSs, is subject to Brazilian withholding income tax at the rate of 15% or 25%, in case of a Nil or Low  Taxation Jurisdiction holder.  Such payments, subject to certain limitations and requirements, are deductible for Brazilian income tax purposes. This interest is limited to the daily pro rata variation of the Federal Government’s long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

(a)     50% of net income (after the social contribution on net profits and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on net equity) for the period with respect to which the payment is made; or

(b)     50% of the sum of retained earnings and earnings reserves as of the date of the beginning of the period with respect to which the payment is made.

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

Tax on foreign exchange transactions (“IOF/Exchange”)

Pursuant to Decree No. 6,306, dated December 14, 2007, as amended, or Decree No. 6,306/07, the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency may be subject to the Tax on Foreign Exchange Transactions or IOF/Exchange. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%. Effective as of December 1, 2011, currency exchange transactions carried out for the inflow of funds in Brazil for investments made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at a 0% rate in case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, as well as in the acquisitions of shares of Brazilian publicly held companies in public offerings or subscription of shares related to capital contributions, provided that the company has registered its shares for trading on the stock exchange. The IOF/Exchange rate will also be 0% for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.

The Brazilian government may increase the rate of the IOF/Exchange to a maximum of 25.0% of the amount of the foreign exchange transaction at any time, but such an increase would not apply retroactively.

Tax on transactions involving bonds and securities (“IOF/Bonds Tax”)

The IOF may also be imposed on any transactions involving bonds and securities, including those carried out on Brazilian futures and commodities stock exchanges.  As a general rule, the rate of this tax for transactions involving common shares or ADSs is currently zero.  The executive branch, also by a Presidential Decree, may increase the IOF rate by up to 1.5% per day, but only with respect to future transactions.

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

Except as specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  Please see the discussion under “—Passive Foreign Investment Company Rules” below.  Further, this discussion does not address the U.S. federal estate and gift, alternative minimum tax, Medicare tax on net investment income, state, local or non‑U.S. tax consequences of acquiring, holding or disposing of common shares or ADSs.

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

Taxation of Dividends

The gross amount of distributions paid to a U.S. holder (including Brazilian taxes that are withheld, if any, and any payments of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be treated as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Such income generally will be includable in a U.S. holder’s gross income as ordinary income when actually or constructively received by the U.S. holder, in the case of common shares, or when actually or constructively received by the Depositary, in the case of ADSs.  Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.  To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax‑free return of capital to the extent of the U.S. holder’s adjusted tax basis in the common shares or ADS, causing a reduction in such adjusted tax basis (and thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized on a subsequent disposition of our common shares or ADSs), and thereafter as capital gain recognized on a sale or exchange.  Because we do not expect to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, U.S. holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.  Distributions of additional common shares or ADSs to U.S. holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

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

Certain dividends received by certain non‑corporate U.S. holders may be eligible for preferential tax rates so long as (1) specified holding period requirements are met, (2) the U.S. holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) the company paying the dividend is a “qualified foreign corporation” and (4) the company is not a PFIC for U.S. federal income tax purposes in the year of distribution or the prior year.  We do not believe that we were classified as a PFIC for our prior taxable year nor do we expect to be classified as a PFIC for the current taxable year.  We generally will be treated as a qualified foreign corporation with respect to our ADSs so long as the ADSs remain listed on the NYSE.  Based on existing guidance, however, it is not entirely clear whether dividends received with respect to the common shares (to the extent not represented by ADSs) will be eligible for this treatment, because the common shares are not themselves listed on a U.S. exchange.  U.S. holders should consult their own tax advisors about the application of this preferential tax rate to dividends paid directly on common shares.

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

Passive Foreign Investment Company Rules

Based upon our current and projected income, assets, activities and business plans, we do not expect the common shares or ADSs to be considered shares of a PFIC for our current fiscal year (although the determination cannot be made until the end of such fiscal year), and we intend to continue our operations in such a manner that we do not expect to be classified as a PFIC in the foreseeable future.  However, because the determination of whether the common shares or ADSs constitute shares of a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the common shares or ADSs will not be considered shares of a PFIC for any fiscal year.  If the common shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC.  If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not be qualified dividend income eligible for preferential rates of U.S. federal income taxation.  In addition, a U.S. holder that owns common shares or ADSs during any taxable year that we are treated as a PFIC would generally be required to file IRS form 8621, including in order to comply with additional annual filing requirements imposed under legislation enacted in 2010.  U.S. holders should consult their own tax advisors regarding the application of the PFIC rules (including any information reporting requirements in connection therewith) to the common shares or ADSs.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our common shares or ADSs or the proceeds received on the sale, exchange, or redemption of our ADSs, in each case to the extent treated as being paid within the United States (and in certain cases, outside of the United States) to a U.S. holder unless a U.S. holder establishes its status as an exempt recipient, and backup withholding (currently at a rate of 28 percent) may apply to such amounts if the U.S. holder does not establish its status as an exempt recipient or fails to provide a correct taxpayer identification number and certify that such U.S. holder is not subject to backup withholding.  The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against such U.S. holder’s U.S. federal income tax liability provided the U.S. holder timely furnishes the required information to the IRS.

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

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to various market risks, in particular, foreign currency risk and interest rate risk.  We are exposed to foreign currency risk because a substantial portion of our financial indebtedness is denominated in foreign currencies, primarily the U.S. dollar, while we generate all of our net operating revenues in reais.  Similarly, we are subject to interest rate risk based upon changes in interest rates, which affect our net financial expenses.  For further information on our market risks, see Note 4.3 to our financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 included elsewhere in this annual report.

Exchange Rate Risk

As of December 31, 2013, 2012 and 2011, R$3,698.6 million, R$3,215.8 million and R$3,053.4 million, or 39.1%, 36.2% and 36.2%, respectively, of our debt obligations were denominated in foreign currencies.  As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations.

Exchange Rate Sensitivity

We estimate that the potential loss to us in connection with U.S. dollar and yen-denominated debt that would have resulted as of December 31, 2013, 2012 and 2011 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar and yen against the real  would have been approximately R$37.0 million, R$32.3 million and R$30.7 million, respectively.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$369.9 million, R$323.1 million and R$306.7 million as of December 31, 2013, 2012 and 2011, respectively.

The fluctuation of the real in relation to the U.S. dollar and yen for the years ended December 31, 2013, 2012 and 2011 were as follows:

	Year ended December 31,
	2013	2012	2011
	(in percentages)
Depreciation (appreciation) of the real in relation to the U.S. dollar...	14.6	8.9	12.6
Depreciation (appreciation) of the real in relation to the yen	(5.9)	(2.4)	18.6

We have not utilized derivative financial instruments in the years ended December 31, 2013, 2012 and 2011.

As of December 31, 2013, 2012 and 2011, we had no short‑term indebtedness outstanding, other than the current portion of long‑term debt.

Interest Rate Risk

As of December 31, 2013, 2012 and 2011, R$1,653.9 million, or 17.5%, R$2,2029.7 million, or 22.9%, and R$2,364.1 million, or 28.1%, respectively, of our total debt outstanding balance denominated in reais  was based on variable rates of interest based on the UPR, which is equivalent to the TR.  In addition, as of December 31, 2013, 2012 and 2011, R$1,245.9 million, or 13.2%, R$1,835.9 million, or 20.2%, and R$1,882.3 million, or 21.9%, respectively, of our total debt denominated in reais  was subject to interest rates based on the CDI.  As of December 31, 2013, 2012 and 2011, R$1,617.7 million, R$1,319.5 million and R$747.3 million, respectively, of our foreign-currency denominated debt was based on the IADB and the IBRD variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

As of December 31, 2013, 2012 and 2011, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the IADB or IBRD variable rates.  However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government.  We invest these excess funds, which totaled R$1,529.2 million, R$1,796.6 million and R$2,027.0 million as of December 31, 2013, 2012 and 2011, respectively, mainly in short-term instruments.  As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn interest based on the CDI.  In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$94.5 million, R$88.8 million and R$86.0 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities as of December 31, 2013, 2012 and 2011, respectively, had occurred.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 1000 basis points change in these interest rates would have resulted in losses of approximately R$945.0 million, R$887.5 million and R$859.6 million as of December 31, 2013, 2012 and 2011, respectively.  This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year, as applicable, and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities.

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

The tables below provide information about our interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2013.  For the foreign currency denominated obligations, these amounts have been converted at the selling rates as of December 31, 2013 and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

	As of December 31, 2013
	Expected maturity date
	2014	2015	2016	2017 and after	Total	Average annual interest rate
	(in millions, except percentages)
Assets
Cash equivalents denominated in reais	1,592.2	-	-	-	1,592.2

Liabilities
long‑term debt (current and noncurrent portion)
Floating rate, denominated in reais indexed by TR or UPR	215	108.0	107.8	1,223.2	1,653.9	8.5%
Floating rate, denominated in reais indexed by TJLP	96.1	97.6	105.8	694.3	993.9	1.2%
Floating rate, denominated in reais indexed by IPCA	77.8	25.2	25.2	1,347.1	1,475.3	12.2%
Floating rate, denominated in reais indexed by CDI	36.1	594.3	235.0	380.6	1,245.9	12.0%
Fixed rate, denominated in reais.....	-	-	-	382.5	382.5
Floating rate, denominated in U.S. dollars	88.6	82.9	82.9	927.0	1,181.3	2.2%
Fixed rate, denominated in Yen	56.0	48.9	48.9	778.7	932.5	1.9%
Fixed rate, denominated in U.S. dollars	71.4	62.6	390.2	1,060.5	1,584.8	3.4%
Total long‑term debt	640.9	1,019.4	995.8	6,794.0	9,450.1	6.2%

______________

UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to TR, which  was 0,04940% per month as of December 31, 2013; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 9,77% per annum as of December 31, 2013; IGP‑M was 5,51% per annum as of December 31, 2013; TJLP stands for Long‑term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 5% per annum as of December 31, 2013.

The percentage of our indebtedness subject to fixed and floating interest rate is as follows:

	As of December 31,
	2013	2012	2011
Floating rate debt:
Denominated in U.S. dollars	16.0%	10.0%	13.6%
Denominated in reais	56.8%	61.3%	63.2%
Fixed rate debt:
Denominated in reais	4.0%	2.4%	0.6%
Denominated in Yen	9.9%	10.1%	11.4%
Denominated in U.S. dollars	13.3%	16.2%	11.2%
Total	100.0%	100.0%	100.0%

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

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADRs:

Persons depositing common shares or ADR holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS or portion thereof (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
US$0.05 (or less) per ADS or portion thereof per calendar year (in addition to the cash distribution fee of $0.02 per ADS that the depositary has collected during the year)	Depositary services
Registration or transfer fees	Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when you deposit or withdraw common shares
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

Reimbursement of Fees Incurred in 2013

From January 1, 2013 to December 31, 2013, we received reimbursements in the amount of US$811,400 for standard out‑of‑pocket maintenance costs for the ADRs, any applicable performance indicators relating to the ADR facility, marketing fees and legal fees.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13a‑15(e), as of the year ended December 31, 2013.

As a result of this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were both designed and effective at the reasonable assurance level as of December 31, 2013, that the information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2013 based on the criteria established in “Internal Control —Integrated Framework” issued by COSO in 1992.

As a result of the assessment described above, our management concluded that as of December 31, 2013, we did maintain effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by COSO in 1992.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued an audit report on the effectiveness of our internal control over financial reporting.  That report is included below.

c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

We have audited the internal control over financial reporting of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on internal control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements as of and for the year ended December 31, 2013 of the Company and our report dated April 25, 2014, expressed an unqualified opinion on those financial statements and included explanatory paragraph related to the accompanying financial statements that have been retrospectively adjusted as a result of changes in accounting practices related to employee benefits and accounting for joint arrangements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes
April 25, 2014
São Paulo, Brazil.

d) Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.           Code of Ethics

We have adopted a code of business conduct and ethics, as defined in Item 16B of Form 20‑F under the Exchange Act.  Our code of business conduct and ethics, called Code of Ethics and Conduct, applies to all of our employees, including our directors, chief executive officer, chief financial officer and head of accounting, as well as our suppliers and third‑party contractors.  To ensure compliance with the Code of Ethics and Conduct, we have an Ethics Committee and an internal Whistle-blowing Channel, as well as a Corporate Accountability Procedure and an Ombudsman Office as well as a Customer Service that receive external complaints.  The internal channel can receive anonymous whistle blowing.  The results of the investigations are forwarded to the Audit Committee.  Cases of recurrence are reported to the Ethics Committee, which urges the related departments to develop preventive actions.  In 2013, 105 whistle blowings were recorded, 62% of which were verified and 38% are under investigation.  Out of the total, 25% refer to misconduct, such as moral harassment, discrimination, persecution and unfair treatment.  During 2013, 25 of our employees or outsourced employees received penalties (5 warnings, 2 suspensions and 18 dismissals).  Our Ethics Committee is also responsible for addressing relevant inquiries and interpreting the norms of the Code of Ethics for all of our employees.  Our Code of Ethics and Conduct is available on our web site at http://www.sabesp.com.br at the following location:  Investors Relations – Corporate Governance.  If we amend the provisions of our Code of Ethics and Conduct, or if we grant any waiver of such provisions, we will disclose the amendment or waiver on our web site at the same address.  You can obtain copies of our Code of Ethics and Conduct, without charge, upon request to sabesp.ri@sabesp.com.br.

ITEM 16C.           Principal Accountant Fees and Services

Deloitte Touche Tohmatsu Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2013 and 2012.  Deloitte Touche Tohmatsu Auditores Independentes’s activity began with the review of the Quarterly Information (“ITRs”) reporting for the third quarter of 2012.

PricewaterhouseCoopers Auditores Independentes served as our independent registered public accounting firm for the first and second quarter of 2012 and for the year ended December 31, 2011.

The following table presents the aggregate fees for professional services and other services rendered to us by Deloitte Touche Tohmatsu Auditores Independentes and PricewaterhouseCoopers Auditores Independentes in 2013, 2012 and 2011:

	Year ended December 31,
	2013	2012	2011
	(in millions of reais)
Audit Fees(1)	1.4	2.5	3.9
Audit‑Related Fees	-	-	‑
Tax Fees	-	-	‑
All Other Fees	-	-	‑
Total	1.4	2.5	3.9

______________

(1)   Audit Fees are the fees billed by our independent auditors for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

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

During 2012 and 2011, PricewaterhouseCoopers Auditores Independentes did not provide non‑audit services to us.  During 2012 and 2013 Deloitte Touche Tohmatsu Auditores Independentes did not provide non-audit services to us.

ITEM 16D.           Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.           Purchases of Equity Securities by Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F.           Change in Registrant’s Certifying Accountant

Not applicable.

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors.  Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company.  Brazilian law does not have a similar requirement.  Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board.  However, both the Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors.  Our board of directors must have a minimum of five members and 20% of the board (even if the board consists of greater than five members) must be independent as defined under Novo Mercado Regulations.  Currently, four of our eight directors are independent, pursuant to the Novo Mercado Listing Regulations.  We believe these rules provide adequate assurances that our directors are independent; however, they do not require that we have a majority of independent directors, as required under the NYSE rules.

Executive Sessions

NYSE rules require that the non‑management directors must meet at regularly scheduled executive sessions without management present.  The Brazilian Corporate Law does not have a similar provision.  According to the Brazilian Corporate Law, up to one‑third of the members of the board of directors can be elected from management.  There is no requirement that non‑management directors meet regularly without management.  Our chairperson and Chief Executive Officer is a member of our board of directors.  All other members of our board of directors meet the NYSE’s definition of “non‑management” directors.  The non‑management directors on our board do not typically meet in executive session.  Our board of directors consists of seven non‑management directors.

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

Risks Committee

In 2009, our board of executive officers created the Risks Committee with responsibilities to: i) evaluate the maximum amounts of risk that Management should incur in its operations in order to obtain planned results; ii) evaluate the identification, measurement, treatment and processing of risks in action plans; iii) forward its statements, proposals and evaluations to the audit committee and to the board of executive officers for review, as well as submit such statements, proposals and evaluations to the board of directors for approval.  The Risks Committee is coordinated by a chairman and consists of representatives from the following management divisions: Corporate Management; Technology, Enterprises and Environment; Metropolitan; Economics and Finance and Investor Relations; and Regional Systems.

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

Citizens’ Access to Information at Sabesp

The federal law No. 12,527/11 (LAI), regulated by State Decree No. 58.052/12, determines that bodies and entities of the Public Administration must create an unit to make available Citizen Information Services – SIC in order to serve and guide citizens, receive and manage information requests, as well as make available to the citizen information of his/her interest and the requirement to present the motives or reasons of request is forbidden.

In order to comply with LAI, we implemented the Citizen Information Service - SIC, structuring the internal flow of information to serve citizen within the terms provided for by laws and is drafting the Table of documents, data and information, defining restrictive information, protecting business strategic information and pursuing the transparent management. We also made available at our website basic information required by laws and the software to citizen request information, according to the standards of the São Paulo State Government.

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

4.7

First Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated March 22, 2004. (English Translation) (incorporated by reference to Exhibit 4.7 to the Form 20‑F filed on June 28, 2004).

4.8

Second Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated December 28, 2007. (English Translation) (incorporated by reference to the Form 6‑K filed on February 25, 2008).

4.9

Third Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated November 17, 2008. (English Translation) (incorporated by reference to the Form 6‑K filed on December 23, 2008).

4.10	Commitment Agreement, between the Registrant and the State of São Paulo, dated March 26, 2008. (English Translation) (incorporated by reference to the Form 6‑K filed on April 28, 2008).
4.11	Agreement Executed between the Registrant and the São Paulo City Government, dated November 14, 2007 (English Translation) (incorporated by reference to the Form 6‑K filed on March 12, 2008).

Item	Description
4.12

Amendment to the Agreement Executed between the Registrant and the São Paulo City government, dated February 10, 2008 (English Translation) (incorporated by reference to the Form 6‑K filed on May 12, 2008).

4.14	The Audit Committee Charter dated February 11, 2010 (English Translation) (incorporated by reference to the Form 6‑K filed on April 20, 2010).
4.15

Convention between the State and the city of São Paulo, dated June 23, 2010, with the intermediation and consent of the Registrant and of ARSESP (English Translation) (incorporated by reference to the Form 6‑K filed on July 13, 2010).

4.16

Contract to provide public water supply and sewage services, among the Registrant, the State and the city of São Paulo, dated June 23, 2010 (English Translation) (incorporated by reference to the Form 6‑K filed on July 13, 2010).

11.1	Code of Ethics and Conduct dated January 26, 2006 (English Translation) (incorporated by reference to the Form 6‑K filed on July 7, 2008).
12.1	Certification of Dilma Seli Pena, Chief Executive Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of Dilma Seli Pena, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
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

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO ‑ SABESP

By:     /s/ Dilma Seli Pena
Name:     Dilma Seli Pena
Title:       Chief Executive Officer

By:     /s/ Rui de Britto Álvares Affonso
Name:     Rui de Britto Álvares Affonso
Title:       Chief Financial Officer and Investor
                Relations Officer

Date: April 25, 2014

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financial Statements as of

December 31, 2013 and 2012

and for the years ended

December 31, 2013, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

FINANCIAL STATEMENTS

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

We have audited the accompanying statement of financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) as of December 31, 2013 and 2012, and the related statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

As mentioned in Note 4.1, as a result of the changes in accounting practices for the year beginning on January 1, 2013 relating to employee benefits, in compliance with IAS 19(R) – Employee Benefits, and the change in the accounting policy relating to the recording of jointly-owned businesses, in accordance with IFRS 11 - Joint Arrangements, the corresponding amounts recorded in the statement of financial position as of December 31, 2012 and the corresponding statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2012 and 2011, have been retrospectively adjusted in accordance with IAS 8 - Accounting Policies, Changes in Estimates and Correction of Error and IAS 1 - Presentation of Financial Statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

São Paulo, Brazil

April 25, 2014

Report of independent registered

public accounting firm

To the Board of Directors and Shareholders of

Companhia de Saneamento Básico do
Estado de São Paulo - SABESP

In our opinion, the statements of income, of comprehensive income, of shareholders’ equity and of cash flows for the year ended December 31, 2011 present fairly, in all material respects, the results of operations and cash flows of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) for the year ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards of Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 4.1 to the financial statements, the Company changed the manner in which it accounted for (i) joint arrangements under IFRS 11 - Joint Arrangements and (ii) employee benefits under IAS 19 - Employee Benefits.

São Paulo - Brazil
May 15, 2013, except for the effects of adopting IFRS 11 - Joint Arrangements and IAS 19- Employee Benefits as discussed in Note 4.1 to the financial statements as to which the date is April 25, 2014.

/s/ PricewaterhouseCoopers PricewaterhouseCoopers
Auditores Independentes

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2013, 2012 and January 1, 2012

Amounts in thousands of reais

Assets	Note	December 31, 2013	December 31, 2012 Restated	January 1, 2012 Restated
Current assets
Cash and cash equivalents	6	1,782,001	1,915,974	2,142,079
Trade accounts receivable	8 (a)	1,120,053	1,038,945	1,072,015
Accounts receivable from related parties	9 (a)	134,855	109,273	185,333
Inventories		58,401	53,028	44,576
Restricted cash	7	10,333	64,977	99,733
Recoverable taxes	16 (a)	87,405	118,421	117,893
Other accounts receivable		61,039	29,980	43,065
Total current assets		3,254,087	3,330,598	3,704,694

Noncurrent assets
Trade accounts receivable	8 (a)	395,512	335,687	333,713
Accounts receivable from related parties	9 (a)	130,457	153,098	170,288
Indemnities receivable		-	-	60,295
Escrowdeposits		54,827	53,158	54,178
Deferred income tax and social contribution	17	114,030	145,302	142,603
Water National Agency – ANA	10	107,003	108,099	100,551
Other accounts receivable		94,952	111,047	35,034

Investments	11	23,660	20,826	21,986
Investment properties	12	54,039	54,046	52,585
Intangible assets	13	23,846,231	21,967,526	20,125,721
Property, plant and equipment	14	199,496	196,710	181,585
Total noncurrent assets		25,020,207	23,145,499	21,278,539
Total assets		28,274,294	26,476,097	24,983,233

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2013, 2012 and January 1, 2012

Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2013	December 31, 2012 Restated	January 1, 2012 Restated
Current liabilities
Trade payablesand contractors		275,051	295,392	244,658
Current portion of long-term loans and financing	15	640,940	1,342,594	1,629,184
Accrued payroll and related charges		314,926	267,332	243,502
Taxes and contributions	16 (b)	115,382	152,710	180,794
Interest on shareholders' equity payable	21 (c)	456,975	414,355	247,486
Provisions	18 (a)	631,374	565,083	764,070
Services payable	20	323,208	389,091	383,116
Public-Private Partnership – PPP	13 (j)	20,241	24,357	12,693
Program Contract Commitments	13 (d) (iv)	77,360	148,220	62,287
Other liabilities		116,924	159,055	188,356
Total current liabilities		2,972,381	3,758,189	3,956,146

Noncurrent liabilities
Loans and financing	15	8,809,134	7,532,661	6,794,148
Taxes payable		-	-	18,363
Deferred Cofins and PASEP		129,849	123,731	114,106
Provisions	18 (a)	549,008	624,071	807,759
Pension obligations	19 (b)	2,327,016	2,592,550	2,016,327
Public-Private Partnership – PPP	13 (j)	322,267	331,960	416,105
Program Contract Commitments	13 (d) (iv)	88,678	87,407	130,978
Other liabilities		145,160	168,766	184,358
Total noncurrent liabilities		12,371,112	11,461,146	10,482,144

Total liabilities		15,343,493	15,219,335	14,438,290

Equity	21
Capital stock		6,203,688	6,203,688	6,203,688
Capital reserve		124,255	124,255	124,255
Earnings reserves		6,736,389	5,387,634	4,217,953
Other comprehensive income		(133,531)	(458,815)	(953)
Total equity		12,930,801	11,256,762	10,544,943
Total equity and liabilities		28,274,294	26,476,097	24,983,233

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Income for the

Years ended December 31, 2013, 2012 and 2011

Amounts in thousands of reais, unless otherwise indicated

	Note	2013	2012 Restated	2011 Restated

Net operating income	24	11,315,567	10,737,631	9,927,445
Operating cost	25	(6,816,263)	(6,449,951)	(6,018,732)

Gross profit		4,499,304	4,287,680	3,908,713

Selling expenses	25	(637,103)	(697,252)	(619,304)
Administrative expenses	25	(729,117)	(717,377)	(683,550)
Other operating income (expenses), net	27	3,296	(23,175)	(90,253)
Equity results	11	2,465	(6,532)	(3,584)

Operating profit before financial result		3,138,845	2,843,344	2,512,022

Financial expenses	26	(602,910)	(578,230)	(701,889)
Financial income	26	386,110	333,129	465,753
Foreign exchange result, net	26	(266,446)	(50,571)	(396,882)

Financing cost, net		(483,246)	(295,672)	(633,018)

Profit before income tax and social contribution		2,655,599	2,547,672	1,879,004
Income tax and social contribution
Current	17 (d)	(742,578)	(593,743)	(598,024)
Deferred	17 (d)	10,538	(42,029)	99,966
		(732,040)	(635,772)	(498,058)
Profit for the year Attributable to the Company’s shareholders		1,923,559	1,911,900	1,380,946

Earnings per share - basic and diluted (in reais)	22	2.81	2.80	2.02

Earnings per ADS - basic and diluted (in reais)	22	2.81	2.80	2.02

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Comprehensive Income for the

Years ended December 31, 2013, 2012 and 2011

Amounts in thousands of reais

	Note	2013	2012 Restated	2011 Restated
Profit for the year		1,923,559	1,911,900	1,380,946
Other comprehensive income		325,284	(457,862)	144,642
Items which will not be subsequently reclassified to the statement of income:
Actuarial gains and (losses) on defined benefit plans	19 (b)	325,284	(457,862)	144,642
Total comprehensive income for the year		2,248,843	1,454,038	1,525,588

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Changes in Equity for the

Years ended December 31, 2013, 2012 and 2011

Amounts in thousands of reais, unless otherwise indicated

				Earnings Reserves
	Note	Capital stock	Capital Reserve	Legal Reserve	Investments Reserve	Additional proposed dividend	Retained earnings	Other Comprehensive income	Total
Balances as ofJanuary 1, 2011 - as originally published		6,203,688	124,255	460,048	2,825,048	68,761	-	-	9,681,800
Recognition of actuarial liability IAS 19, net of taxes		-	-	-	-	-	-	(303,122)	(303,122)
Balances as of January 1, 2011 – restated		6,203,688	124,255	460,048	2,825,048	68,761	-	(303,122)	9,378,678
Net income for the year		-	-	-	-	-	1,380,946	-	1,380,946
Actuarial gains (losses)		-	-	-	-	-	-	144,642	144,642
Total comprehensive income for the year		-	-	-	-	-	1,380,946	144,462	1,525,588
Recognition of actuarial liability IAS 19		-	-	-	-	-	(157,527)	157,527	-
Legal reserve		-	-	61,171	-	-	(61,171)	-	-
Interest on shareholders’ equity (R$1.27 per share)		-	-	-	-	-	(290,562)	-	(290,562)
2010 additional dividends, approved (R$0.30 per share)		-	-	-	-	(68,761)	-	-	(68,761)
Additional proposed dividends		-	-	-	-	288,143	(288,143)	-	-
Transfer to investments reserve		-	-	-	583,543	-	(583,543)	-	-
Balances as of December 31, 2011 –restated		6,203,688	124,255	521,219	3,408,591	288,143	-	(953)	10,544,943
Net income for the year		-	-	-	-	-	1,911,900	-	1,911,900
Actuarial gains (losses)	19 (b)	-	-	-	-	-	-	(457,862)	(457,862)
Total comprehensive income for the year		-	-	-	-	-	1,911,900	(457,862)	1,454,038
Legal reserve	21 (e)	-	-	95,595	-	-	(95,595)	-	-
Interest on shareholders' equity (R$ 1.99 per share)	21 (c)	-	-	-	-	-	(454,076)	-	(454,076)
2011 additional dividends, approved (R$ 1.26 per share)		-	-	-	-	(288,143)	-	-	(288,143)
Additional proposed dividends		-	-	-	-	80,201	(80,201)	-	-
Transfer to investments reserve		-	-	-	1,282,028	-	(1,282,028)	-	-
Balances as of December 31, 2012 - restated		6,203,688	124,255	616,814	4,690,619	80,201	-	(458,815)	11,256,762

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Changes in Equity for the

Years ended December 31, 2013, 2012 and 2011

Amounts in thousands of reais, unless otherwise indicated

Net income for the year		-	-	-	-	-	1,923,559	-	1,923,559
Actuarial gains (losses)	19 (b)	-	-	-	-	-	-	325,284	325,284
Total comprehensive income for the year		-	-	-	-	-	1,923,559	325,284	2,248,843
Legal reserve	21 (e)	-	-	96,178	-	-	(96,178)	-	-
Interest on shareholders’ equity (R$0.6684 per share)	21 (c)	-	-	-	-	-	(456,845)	-	(456,845)
2012 additional dividends, approved(R$ 1.99 per share)		-	-	-	-	(80,201)	-	-	(80,201)
Additional proposed dividends		-	-	-	-	80,620	(80,620)	-	-
Withholding income tax on interest on shareholders’ equity attributed as minimum mandatory dividends		-	-	-	-	(37,758)	-	-	(37,758)
Transfer to investments reserve		-	-	-	1,289,916	-	(1,289,916)	-	-
Balances as of December 31, 2013		6,203,688	124,255	712,992	5,980,535	42,862	-	(133,531)	12,930,801

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Cash Flows for the

Years ended December 31, 2013, 2012 and 2011

Amounts in thousands of reais

	December 31, 2013	December 31, 2012 Restated	December 31, 2011 Restated
Cash flow from operating activities
Profit before income tax and social contribution	2,655,599	2,547,672	1,879,004
Adjustments for:
Depreciation and amortization	871,073	738,525	768,704
Residual value of property, plant and equipment and intangible assets written-off	28,498	12,059	56,548
Allowance for doubtful accounts	103,864	192,236	289,589
Provisions and inflation adjustment	202,730	201,196	310,075
Interest calculated on loans and financing payable	390,039	404,196	434,315
Inflation adjustment and foreign exchange gains (losses) on loans and financing	340,492	85,122	442,954
Interest and inflation adjustment losses	18,401	24,553	31,422
Interest and inflation adjustment gains	(7,671)	(12,862)	(33,589)
Financial charges from customers	(234,138)	(171,481)	(169,941)
Margin on intangible assets arising from concession	(50,248)	(50,072)	(47,588)
Provision for Consent Decree (TAC)	22,518	57,332	46,991
Indemnities receivable	-	60,295	85,918
Equity results	(2,465)	6,532	3,584
Provision from São Paulo agreement	3,168	2,466	15,386
Provision for defined contribution plan	9,167	5,728	(8,746)
Pension obligations	260,003	213,747	100,400
Other adjustments	(33,576)	34,772	4,832
	4,577,454	4,352,016	4,209,858
Changes in assets
Trade accounts receivable	(11,515)	56,003	(188,202)
Accounts receivable from related parties	5,586	60,450	20,455
Inventories	(6,133)	(8,858)	(8,490)
Recoverable taxes	31,016	(29,758)	(61,926)
Escrow deposits	(1,669)	1,020	573
Other accounts receivable	(13,868)	(77,613)	(41,080)
Changes in liabilities
Trade payables and contractors	(15,454)	(16,898)	135,961
Services received	(65,883)	5,975	87,944
Accrued payroll and related charges	47,594	(33,502)	(49,814)
Taxes and contributions payable	(146,664)	(47,800)	(14,416)
Deferred Cofins/Pasep	6,118	9,625	1,144
Provisions	(211,502)	(583,871)	(197,521)
Pension obligations	(158,442)	(140,115)	(11,268)
Other liabilities	(59,211)	(53,086)	140,220
Cash generated from operations	3,977,427	3,493,588	4,023,438
Interest paid	(533,362)	(589,189)	(736,382)
Income tax and social contribution paid	(666,883)	(561,158)	(588,484)
Net cash generated from operating activities	2,777,182	2,343,241	2,698,572
Cash flows from investing activities
Acquisition of intangibles	(2,305,031)	(2,008,699)	(2,056,756)
Restricted cash	54,644	34,752	202,841
Investment increase	(369)	(5,372)	(17,308)
Purchases of tangible assets	(30,743)	(17,377)	(11,995)
Net cash used in investing activities	(2,281,499)	(1,996,696)	(1,883,218)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Cash Flows for the

Years ended December 31, 2013, 2012 and 2011

Amounts in thousands of reais

	December 31, 2013	December 31, 2012 Restated	December 31, 2011 Restated
Cash flows from financing activities
Loans and financing
Proceeds from loans	1,779,529	1,620,852	1,685,506
Repayments of loans	(1,780,673)	(1,518,240)	(1,923,862)
Payment of interest on shareholders' equity	(498,669)	(578,705)	(422,923)
Public-Private Partnership – PPP	(13,809)	(40,285)	-
Program Contract Commitments	(116,034)	(56,272)	-
Net cash used in financing activities	(629,656)	(572,650)	(661,279)

Decrease in cash and cash equivalents	(133,973)	(226,105)	154,075

Represented by:

Cash and cash equivalents at beginning of the year	1,915,974	2,142,079	1,988,004
Cash and cash equivalents at end of the year	1,782,001	1,915,974	2,142,079
Decrease in cash and cash equivalents	(133,973)	(226,105)	154,075

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

1              Operational context

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

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace,  in a sustainable and competitive manner, with excellence in customer service.

On December 31, 2013, the Company operated water and sewage services in 363 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes; however, since most of municipality is serviced by wholesale, it was not included in the 363 municipalities. On December 31, 2013, the Company had 365 contracts.

SABESP is not temporarily operating in some municipalities due to judicial orders. The lawsuits in progress refer to Iperó, Cajobi, Álvares Florense, Macatuba and Embaúba, and the carrying amount of these municipalities' intangible assets was R$11,351 as of December 31, 2013 (R$16,516 as of December 31, 2012).

As of December 31, 2013, 61 concession agreements had expired and are being negotiated. From  2014 to 2034, 38 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By December 31, 2013, 266 program and services contracts were signed (258 contracts on December 31, 2012).

As of December 31, 2013, the carrying amount of the underlying assets used in the 61 concessions of the municipalities under negotiation totaled R$5,972,414, accounting for 25.05% of total, and the related revenue for the year then ended totaled R$1,930,348 on December 31, 2013, accounting for 16.11% of total.

The Company's operations are concentrated in the municipality of São Paulo, which represents 51.75% of the gross revenues on  December 31, 2013 (51.21% in December 2012 and 51,43% in December 2011) and 42.46% of intangible assets (43.51% in December 2012).

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

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

In the municipality of Santos, in the Santos coast region, which has a significant population, the Company operates under an authorization by public deed, a situation similar to other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it. As of December 31,   2013 the carrying amount of the municipality of Santos’ intangible assets was R$340,530 (R$328,693 in December 2012) and gross revenue in the year ended December 31, 2013 was R$249,393 (R$202,103 in December 2012 and R$196,831 in December 2011).

Article 58 of Law 11,445/07 determines that precarious and expired concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012 allows program agreements to be executed until December 31, 2016.

The Company’s Management understands that the concession agreements not yet renewed are valid and are governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBovespa under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002. In 2007, SABESP adhered to the Corporate Sustainability Index, or ISE of BM&FBovespa, which reflects the high level of commitment with sustainable development and social practices.

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

The financial statements were approved by the Management on April 25, 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

2             Basis of preparation and presentation of the financial statements

The financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board (“IASB”). These policies have been consistently applied to all years presented.

The financial statements have been prepared under the historical cost except for certain financial instruments which were measured at fair value according to IFRS.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree to judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in Note 5.

3             Summary of Significant Accounting Practices

Main accounting policies applied in the preparation of these financial statements are defined below. These policies have been applied consistently in all years presented.

3.1  Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, other short-term highly liquid investments with original maturities less than three months as of the investment date, with an insignificant risk of changing value, as well as current account overdrafts.

3.2  Financial instruments

Classification

The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. On December 31, 2013 and 2012, the Company did not have financial assets classified under the fair value through profit or loss, held-to-maturity and available-for-sale financial instruments category.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Loans and receivables

These comprise receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. Loans and receivables are presented in current assets or liabilities, except for those with maturity of more than 12 months after the statement of financial position date (these are classified as noncurrent assets or liabilities). The Company's loans and receivables include cash and cash equivalents, balances of trade accounts receivable, accounts receivable from related parties, other accounts receivables, receivables from the Water National Agency – ANA, contractors and suppliers, loans and financing, services payable, balances payable from public-private partnership (PPP), and program contract commitments. Loans and receivables are recorded at fair value and subsequently at amortized cost, under the effective interest rate method.

3.3  Operating income

(a)              Revenue from water and sewage services

Revenue from water supply and sewage collection are recognized as the water is consumed and services are provided. Revenues, including the revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services. Revenue is shown net of value-added tax, rebates and discounts. Revenues from unbilled represent incurred revenues in which the services were provided, but not yet billed until the end of the each period. Water supply and sewage services are recorded as trade accounts receivable based on monthly estimates of the completed services. Concerning revenues of wholesale municipal governments which do not pay the full invoice, the Company records an allowance for doubtful accounts upon invoicing in revenue reduction account.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

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

3.4  Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are amounts due from customers for services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as noncurrent assets.

The Company records an allowance for doubtful accounts for receivable balances in an amount that is deemed by management to be sufficient to cover probable losses in accounts receivable, based on the analysis of the history of receipts and current guarantees and it does not expect to incur in additional significant losses.

3.5  Inventories

Inventories of supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or realizable value, and are classified in current assets.

3.6 Investment Properties

The investment properties are recorded at the acquisition or construction cost, less accumulated depreciation, calculated by the straight-line method at rates that consider the estimated useful life of assets. Expenditures related to repairs and maintenance are recorded in the statement of income when incurred.

The Company also maintains few assets for indeterminate use in the future, i.e., it is not defined if the Company will use the property in the operation or sell the property in the short term during the ordinary course of business.

3.7  Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets, subject-matter of the concession agreements. Those assets are stated at historical acquisition or construction cost less depreciation, net of impairment charge, when necessary. Interest, other financial charges and inflationary effects deriving from financing effectively applied to construction in progress are recorded as cost of respective property, plant and equipment.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Subsequent costs included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of income during the financial period in which they were incurred.

Depreciation is calculated using the straight-line method to allocate their cost and is described in Note 14(c). Lands are not depreciated.

Residual values and the useful life of assets are revised and adjusted, where applicable, at the end of each year.

Gain and losses on disposals are determined by the difference between the proceeds with the carrying amount and are recognized within other operating income (expenses) in the statement of income.

3.8  Intangible assets

Intangibles are stated at acquisition cost and/or construction of the underlying assets, including construction margin, interest and other financial charges capitalized during the construction period, in this case, for the qualifying assets. Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale. The Company considers that substantial period means a period greater than 12 months. This period was established by considering the completion period of the majority of its constructions which is greater than 12 months, which corresponds to one fiscal year of SABESP.

The intangible has its amortization initiated when the intangible assets are available for use in location and the necessary condition established by the Company.

The amortization of intangible assets reflects the period over the expected future economic benefits generated by the intangible asset are consumed by the Company and can be the period of the contract or the useful life of the asset.

The amortization of the intangible assets is discontinued when the asset is totally consumed or it is disposed of, whatever occurs first.

Donations in assets to the concession grantor received from third parties and governmental entities to allow the Company to render water and sewage supply services are not recorded in the Company’s financial statements, since these assets are controlled by the concession grantor.

Financial resources received as donations for the construction of infrastructure are recorded under “Other operating income”.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(a)              Concession arrangements/programs

The Company operates concession agreements including the rendering of basic sanitation, environmental, water supply and sewage collection services signed with the concession grantor. The infrastructure used by SABESP subject to service concession arrangements is considered to be controlled by the concession grantor when:

(i)        The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

(ii)       The grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

SABESP's rights over infrastructure operated under concession arrangements is accounted for as an intangible asset as SABESP has the right to charge for use of the infrastructure assets, and users (consumers) have the primary responsibility to pay SABESP for the services.

The fair value of construction and other work on the infrastructure is recognized as revenue, as its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits. The accounting policy to recognize construction revenue is described in Note 3.3 “Operating income”.

Intangible assets related to Concession agreements and Program contracts, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract, or the useful life of the underlying asset, whichever occurs first.

Investments made and not recovered through rendering of services, within the agreement term, must be indemnified by the concession grantor, (1) with cash or cash equivalents or also, in general (2) with the contract extension. These investments are amortized by the useful life of asset.

Law 11,445/07 indicates, whenever possible, that basic sanitation public utilities will have the economic and financial sustainability ensured through the remuneration due to service collection, preferably as tariffs and other public prices, which may be established for each service or both jointly. Therefore, investments made and not recovered through services rendered, within original term of the contract, are recorded as intangible assets and amortized by the useful life of the asset, taking into consideration a solid track record of concession renewal and, therefore, the continuity of services.

(b)                Software licenses

Software licensing is capitalized based on the acquisition costs and other implementation costs. Amortizations are recorded according to the useful lives and the expenses associated with maintaining these are recognized as expenses when incurred.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

3.9  Impairment of non-financial assets

Property, plant and equipment, intangibles and other noncurrent assets with definite useful lives, are yearly reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company does not record assets with indefinite useful life and assessed that there are no indications of impairment losses.

3.10  Trade accounts payable and contractors

Accounts payable to contractors and suppliers are obligations to pay for goods or services purchased from suppliers in the ordinary course of business and are classified as current liabilities if the payment is due in the period up to one year. Otherwise, the accounts payable are presented as noncurrent liabilities and are initially measured at fair value, which generally correspond to the bill and subsequently at amortized cost.

3.11  Loans and financing

Borrowings are initially recognized at fair value, upon receipt of funds, net of transaction costs. Subsequently, borrowings are stated at amortized cost, as presented in Note 15. Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Nonconvertible debentures issued by the Company are recognized in a similar manner to borrowings.

3.12  Borrowing costs

Borrowing costs attributable to acquisition, construction or production of an asset, which, necessarily, requires a substantial time period to be ready for use or sale are capitalized as part of the cost of these assets. Other borrowing costs are recognized as expenses in the period they are incurred. Borrowing costs are interest rates and other charges incurred by the Company related to loans, including exchange variation, as described below.

The capitalization occurs during the period in which the asset has been built, considering the weighted average rate of loans effective on the capitalization date.

For foreign currency-denominated loans or financing, the Company analyzes them as if they were contracted in local currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if these were contracted in the domestic market.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

3.13  Payroll and related charges

Salaries include an accrual for vacations and the 13th salary and additional payments negotiated in collective labor agreements plus related charges and are recorded on the accruals basis.

3.14  Profit sharing

The Company's profit sharing plan for its employees is based on targets of the Company as a whole, and based on the performance of each business unit. The Company recognizes a provision when it is contractually required or when there is a practice in the past that created a constructive obligation. The accrual for profit sharing is recorded on the accrual basis period as operating expenses and operating cost.

3.15  Provisions, legal liabilities, escrow deposits, securities deposits and contingent assets

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

For financial statement presentation purposes, the provision is stated net of the related escrow deposits based on the legal right to offset. The bases and the nature of the provisions for civil, tax, labor and environmental risks are described in Note 18.

Escrow deposits not linked to related liabilities are recorded in noncurrent assets. Escrow deposits are restated for inflation.

Contingent assets are not recognized in the books.

3.16  Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement, when there is any indication of an event. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

3.17  Income taxes – current and deferred

Income taxes expenses comprise current and deferred income tax and social contribution.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

For information about the Transition Tax Regime (RTT) and Provisional Measure 627/2013, see Note 17 (e) and (f), respectively.

Current tax

The provision for income tax and social contribution is based on the taxable income for the year. The income tax was accrued at rate 15%, plus 10% surtax on taxable income exceeding R$ 240. The social contribution was accrued at rate 9% over adjusted net income. Taxable income differs from net income (profit presented in the statement of income), because it excludes income and expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. Income tax and social contribution are accrued based on legislation in place in the end of the year. Management periodically evaluates and measures the positions taken in the income tax return with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements, according to IAS 12. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction that at the time of the transaction affects neither accounting nor taxable profit nor loss, except for business combinations. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax and social contribution assets are recognized only to the extent that it is probable that future taxable profit will be available for which temporary differences can be utilized and tax losses can be carryforward.

Deferred taxes assets and liabilities are offset when there is a legally enforceable right of offsetting current tax assets against current tax liabilities and when deferred income tax assets and liabilities are related to income taxes levied by same tax authority over the tax entity.

3.18              Taxes on revenues

Revenues from water and sewage services are recognized on accrual basis for PASEP and Cofins, calculated at the rates of 1.65% and 7.60%, respectively. Taxes levied on billed amounts to public entities are due when bills are received.

As these taxes are calculated by the non-cumulativeness regime and presented net of tax credits, as deductions from gross revenues. Debts measured on “other operating income” are presented as deductions from the respective operating income or expense.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

3.19  Pension obligations

(a)         Defined benefit

The Company makes contributions to defined benefit plans on a contractual basis and sponsored thereby, managed by Fundação Sabesp de Seguridade Social – SABESPREV, a supplementary private pension closely-held entity. The regular contributions are recognized in the statement of income for the period.

Liabilities from defined benefit pension plan obligations correspond to the present value of the defined benefit obligation at balance sheet date, less the fair value of the plan assets. The defined benefit obligation (G1) and (G0) are calculated on an annual basis by independent actuaries, using the projected unit credit method. The estimated future cash outflows is discounted to its present value, using the interest rates of Government bonds with maturities that approximate the maturity of the related liability.

Referring to actuarial gains and losses deriving from adjustments based on the experience and changes in actuarial assumptions are directly recorded under equity, as other comprehensive income (OCI), so that the plan's net assets or liabilities are recognized in the statement of financial position in order to reflect the full amount of plan’s deficit or surplus.

The expenses related to pension plan are recognized in profit and loss of the year as operating cost, selling expenses or administrative expenses, according to employee’s allocation.

In an event where a curtailment relates to only some of the employees covered by a plan, or where only part of an obligation is settled, the gain or loss includes a proportionate share of the past service cost and actuarial gains and losses.  The proportionate share is determined on the basis of the present value of the obligations before and after the curtailment or settlement.

(b)         Defined contribution

The Company makes contributions to defined contribution plans (Sabesprev Mais) on a contractual basis and sponsored thereby, managed by Fundação Sabesp de Seguridade Social – SABESPREV, a supplementary private pension closely-held entity that provides post-employment benefits to its employees.

A defined contribution plan is a pension plan according to which the Company makes fixed contributions to a separate entity. The Company has no obligation of making contributions if the fund has no sufficient funds to pay to all employees the benefits related to employee’s services in current and previous period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

3.20  Financial income and expenses

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

Inflation adjustments and foreign exchange gains and losses derive from the collection or payment to third parties, as contractually required by law or court decision, and recognized on an accrual basis pro rata temporis.

Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation adjustment rates for the Company’s economic scenario.

3.21  Leases

Lease agreements are classified as financial lease when property, risks and rewards inherent to the ownership of asset to the lessee are transferred. Other leases are classified as operational lease, recognized as expenses in the statement of income on a straight-line basis during the lease term.

Financial lease agreements are measured based on the lower amount between the present value of minimum mandatory payments of the agreement or fair value of asset on the start date the lease agreement. The amounts payable deriving from considerations of financial lease agreements are recognized and allocated between financial expenses and amortization of financial lease payables so that to obtain a constant interest rate. The corresponding lessor’s liability is recorded as current and noncurrent debt.

3.22  Other current and noncurrent assets and liabilities

Other assets are stated at cost of acquisition, net of any impairment loss, where applicable. The amounts recognized as other liabilities are stated at known or estimated amounts, including, where applicable, related charges and monetary variations.

3.23  Dividends and Interest on Shareholders' Equity

The Company uses the tax benefits of distributing dividends as interest on shareholders' equity, as permitted by Brazilian Law. This distribution of dividend is accounted for in accordance with Brazilian Law 9249/95 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP). The benefit attributed to the shareholders is recognized in the current liability against Equity, based on its by-laws. Dividends and interest on shareholders´ equity over the minimum established in the by-laws are recognized when approved by the shareholders in the general meeting. The tax effects of the interest on shareholders’ equity are recognized in the statement of income of the year, under the same recognition basis.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

3.24  Present value adjustment

Current and noncurrent financial assets and liabilities are adjusted to present value based on discount rate at current market rate as of the transaction date, when the effects are relevant.

3.25 Segment reporting

Operating segments are reported in a manner consistent with the Management internal reporting to make strategic decisions, allocate resources and evaluate the operating segment performance.

Based on how the Company treats its business and how decision-making of resources allocation is made, two operating segments (water and sewage) were stated for financial reporting purposes. The segment reporting is detailed in Note 23.

3.26  Translation into foreign currency

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

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(b)      Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais  using the exchange rates prevailing at the transaction dates. Balance sheet accounts are translated at the exchange rateprevailing at balance sheet date.

Foreign exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated cash assets and liabilities are recognized in foreign exchange result in the statement of income, except for loans and financing referring to property, plant and equipment or intangible assets in progress, where foreign exchange gains and losses are recognized as corresponding entry to the asset while construction is in progress.

4             Changes in accounting practices and disclosures

4.1  New standards, amendments and interpretations effective for periods beginning on or after January 1, 2013

New standards and reviews

Standard	Key requirements	Effectiveness date

Amendments to IFRS 7 – Financial Instruments: Disclosures

The amendments to IFRS 7 increase the disclosure requirements of transactions involving the financial assets. These amendments aim at providing greater transparency to risk exposures when a financial asset is transferred, but the transferor still retains certain level of exposure on the asset. The amendments also require the disclosure of transfer of financial assets when not equally distributed in the year.

January 1, 2013
IFRS 10 –Consolidated Financial Statements (it replaces parts of IAS 27 and SIC 12)

Pursuant to IFRS 10, there is only one basis of consolidation for all entities, i.e., the control. This change removes the inconsistency between the previous version of IAS 27 and SIC 12; the former applied the concept of control, while the latter emphasized the concept of risks and benefits.

It includes a more detailed definition of control to solve the summarized definition of control from previous version of IAS 27. The definition of control under IFRS 10 includes the following three elements:

i)   power on investee;

ii) exposure, or rights, to variable returns of activities with investee; and

iii) capacity of using the power over investee to affect the value of return on investments.

January 1, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

IFRS 11 – Joint Arrangements (it replaces IAS 31 and SIC 13)

The definition of joint arrangement according to the new standard is the same of previous one, except for the fact that the new definition emphasizes the investee’s relevant activities instead of only the investee’s operating and financial activities. This new approach is in line with the definition of control under IFRS 10.

It discusses how a joint arrangement in which two or more parties own the joint control of an agreement should be classified. There are two types of joint arrangements under IFRS 11: joint arrangements and joint ventures. These two types of joint arrangements are differentiated by the parties’ rights and obligations.

January 1, 2013
IFRS 12 – Disclosure of Interests in Other Entities

This is a new standard which defines the disclosures to be included in the financial statements when the entities hold interest in subsidiaries, joint arrangements, associated companies or non-consolidated structured entities (similar to special purposes entities under SIC 12).

January 1, 2013
IFRS 13 – Fair Value Measurement

It presents a new definition of fair value. Pursuant to IFRS 13, the fair value is defined as the price that would be received upon sale of an asset or paid when transferring a liability in a transaction in the main market on the measurement date, according to current market conditions, regardless if this price is directly observable or estimated by means of another valuation technique.

January 1, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

IAS 19 – Employee benefits

The amendments to IAS 19 change the accounting for defined benefit plans and severance pay. The most relevant change refers to the accounting for changes in defined benefit liabilities and plan assets. The amendments require the recognition of changes in defined benefit liabilities and in the fair value of plan assets as they occur, and therefore, remove the “corridor approach” allowed in the previous version of IAS 19 and speed up the recognition of past cost of services. The amendments require that all actuarial gains and losses are immediately recognized in other comprehensive income, so that the pension plan’s net assets or liabilities are recognized in the statement of financial position in order to reflect the full amount of plan’s deficit or surplus.

January 1, 2013
IAS 27 – Separate Financial Statements	The reviewed standard only refers to separate financial statements. Most of requirements were maintained in relation to the previous standard.	January 1, 2013
IAS 28 –Investments in Associated Companies and Joint Ventures

Likewise the previous standard, the new standard gives instructions on how to apply the equity method. However, the scope of reviewed standard was amended in order to treat the investments in joint ventures and due to the fact that IFRS 11 requires that these investments are accounted for by the equity method.

January 1, 2013

The new rules, amendments or interpretations of the rules which resulted in effects to the Company are as follows:

IFRS 11 Joint Ventures andIAS 19Employee Benefits

The retrospective adoption of IFRS 11 and IAS 19 for the fiscal year ended December 31, 2012 had the following adjustments:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2012
	Original	Effects of IFRS 11 (a)	Effects of IAS 19 (b)	Restated
Assets
Total current assets	3,336,865	(6,267)	-	3,330,598

Deferred income tax and social contribution	141,356	(5,459)	9,405	145,302
Investments	-	20,826	-	20,826
Intangible assets	21,991,922	(24,396)	-	21,967,526
Property, plant and equipment	383,383	(186,673)	-	196,710

Total noncurrent assets	23,338,928	(202,834)	9,405	23,145,499
Total assets	26,675,793	(209,101)	9,405	26,476,097

	December 31, 2012
	Original	Effects of IFRS 11 (a)	Effects of IAS 19 (b)	Restated
Liabilities and equity
Total current liabilities	3,797,370	(39,181)	-	3,758,189

Loans and financing	7,701,929	(169,268)	-	7,532,661
Pension obligations	2,124,330	-	468,220	2,592,550
Total noncurrentliabilities	11,162,846	(169,920)	468,220	11,461,146

Total liabilities	14,960,216	(209,101)	468,220	15,219,335

Total equity	11,715,577	-	(458,815)	11,256,762
Total liabilities and equity	26,675,793	(209,101)	9,405	26,476,097

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2012
	Original	Effects of IFRS 11 (a)	Effects of IAS 19 (b)	Restated
Statement of income
Net operating income	10,754,435	(16,804)	-	10,737,631
Operating costs	(6,465,398)	15,447	-	(6,449,951)
Selling expenses	(697,874)	622	-	(697,252)
Administrative expenses	(726,128)	8,751	-	(717,377)
Other operating income (expenses), net	(19,775)	(3,400)	-	(23,175)
Equity accounting	-	(6,532)	-	(6,532)

Operating profit	2,845,260	(1,916)	-	2,843,344

Financial expenses, net	(301,356)	5,684	-	(295,672)

Income tax and social contribution	(632,004)	(3,768)	-	(635,772)

Profit for the year	1,911,900	-	-	1,911,900

	December 31, 2012
	Original	Effects of IFRS 11 (a)	Effects of IAS 19 (b)	Restated
Statement of comprehensive income
Profit for the year	1,911,900	-	-	1,911,900

Other comprehensive income	-	-	(457,862)	(457,862)
. Items which will not be subsequently reclassified to the statement of income:
Actuarial gains (losses) on defined benefit plans	-	-	(457,862)	(457,862)

Total comprehensive income for the year	1,911,900	-	(457,862)	1,454,038

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2012
	Original	Effects of IFRS 11 (a)	Effects of IAS 19 (b)	Restated
Statement of cash flows

Net cash deriving from operating activities	2,336,220	7,021		2,343,241
Net cash from investing activities	(1,998,778)	2,082		(1,996,696)
Net cash from financing activities	(566,253)	(6,397)		(572,650)

Increase (decrease) in cash and cash equivalents	(228,811)	2,706		(226,105)

	January 1, 2012
	Original	Effects of IFRS 11 (a)	Effects of IAS 19 (b)	Restated
Assets
Total current assets	3,725,833	(21,139)	-	3,704,694

Deferred income tax and social contribution	179,463	(1,537)	(35,323)	142,603
Other accounts receivable	39,933	(4,899)	-	35,034
Investments	-	21,986	-	21,986
Intangible assets	20,141,677	(15,956)	-	20,125,721
Property, plant and equipment	356,468	(174,883)	-	181,585

Total noncurrent assets	21,489,151	(175,289)	(35,323)	21,278,539
Total assets	25,214,984	(196,428)	(35,323)	24,983,233

	January 1, 2012
	Original	Effects of IFRS 11 (a)	Effects of IAS 19 (b)	Restated
Liabilities and equity
Total current liabilities	3,968,668	(12,522)	-	3,956,146

Loans and financing	6,966,285	(172,137)	-	6,794,148
Deferred Cofins andPasep	114,957	(851)	-	114,106
Pension obligations	2,050,697	-	(34,370)	2,016,327
Other liabilities	742,359	(10,918)	-	731,441
Total noncurrent liabilities	10,700,420	(183,906)	(34,370)	10,482,144

Total liabilities	14,669,088	(196,428)	(34,370)	14,438,290

Total equity	10,545,896	-	(953)	10,544,943
Total liabilities and equity	25,214,984	(196,428)	(35,323)	24,983,233

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2011
	Original	Effects of IFRS 11 (a)	Effects of IAS 19 (b)	Restated
Statement of income
Net operating income	9,941,637	(14,192)	-	9,927,445
Operating costs	(6,030,977)	12,245	-	(6,018,732)
Selling expenses	(619,542)	238	-	(619,304)
Administrative expenses	(846,593)	5,516	157,527	(683,550)
Other operating income (expenses), net	(90,138)	(115)	-	(90,253)
Equity accounting	-	(3,584)	-	(3,584)

Operating profit	2,354,387	(108)	157,527	2,512,022

Financial expenses, net	(633,641)	623	-	(633,018)

Income tax and social contribution	(497,327)	(731)	-	(498,058)

Profit for the year	1,223,419	-	157,527	1,380,946

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2011
	Original	Effects of IFRS 11 (a)	Effects of IAS 19 (b)	Restated
Statement of comprehensive income
Profit for the year	1,223,419	-	157,527	1,380,946

Other comprehensive income	-	-	-	144,642
. Items which will not be subsequently reclassified to the statement of income:
Actuarial gains (losses) on defined benefit plans	-	-	-	144,642

Total comprehensive income for the year	1,223,419	-	157,527	1,525,588

	December 31, 2011
	Original	Effects of IFRS 11 (a)	Effects of IAS 19 (b)	Restated
Statement of cash flows

Profit before income tax and social contribution	1,720,746	731	157,527	1,879,004
Pension obligations	257,927	-	(157,527)	100,400
Net cash deriving from operating activities	2,717,058	(18,486)	-	2,698,572
Net cash from investing activities	(2,008,278)	125,060	-	(1,883,218)
Net cash from financing activities	(547,970)	(113,309)	-	(661,279)

Increase (decrease) in cash and cash equivalents	(160,810)	(6,735)	-	154,075

(a)          Adoption of IFRS 11

The joint investees (Note 11) started to be classified as joint venture and are subject to the accounting recognition by the equity method under IAS 28. This amendment implied to change the proportional consolidation to account for investment by the equity method.

The adoption of IFRS 11 resulted in changes in the consolidation for investments held by the Company in Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina S.A., Águas de Castilho, Saneaqua Mairinque S.A., Aquapolo Ambiental S.A. and Attend Ambiental S/A.

(b)          Adoption of IAS 19

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

The Company’s accounting practice until December 31, 2012 was to account for actuarial gains and losses by the “corridor” approach, where gains and losses deriving from changes in actuarial assumptions were only recognized in profit or loss to the extent they exceed the “corridor” value and amortized over the remaining estimated average life of population which holds the benefits; therefore, the actuarial gains and losses measured in a period were not recognized immediately. As a result of this method, the value recognized in liabilities differed from estimated present value of liabilities by the amount of actuarial gains and losses not yet recognized.

With the adoption of the new accounting standard, SABESP started to record in the statement of financial position the total effect of actuarial losses, net of income tax and social contribution, against other comprehensive income; i.e., without carrying through the statement of income. This accounting has been applied during 2013 interim accounting information, with retrospective effect on the Company’s financial statements for the fiscal year ended December 31, 2012 and the opening balance as at January 1, 2012.

Deferred income tax and social contribution were accounted for only for G1 plan, since the G0 plan’s expenses are not tax deductible.

Below, the reconciliation of new balance sheet balances of actuarial liabilities for the fiscal year ended December 31, 2012 and the opening balance, on January 1, 2012, affected by amendment to the standard:

	December 31, 2012	January 1, 2012

Balance of actuarial liabilities as per previous accounting practice - G1	577,169	538,619
Effect of adopting IAS 19	27,663	(103,892)
Balance of actuarial liabilities after change in the accounting practice	604,832	434,727

Balance of actuarial liabilities as per previous accounting practice - G0	1,547,161	1,512,078
Effect of adopting IAS 19	440,557	69,522
Balance of actuarial liabilities after change in the accounting practice	1,987,718	1,581,600

Total balance of actuarial liabilities after change in the accounting practice	2,592,550	2,016,327

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Due to the adjustment described above deriving from the adoption of IAS 19, the balances of items “Deferred Taxes” under noncurrent assets, “pension obligations” under noncurrent liabilities and “Other comprehensive income” under equity as of December 31, 2012 and January 1, 2012, related to the previous years compared to this financial statements, were adjusted as follows:

	December 31, 2012			January 1, 2012
	Original		Restated	Original		Restated
	balance	Adjustment	balance	balance	Adjustment	balance
Noncurrent assets
Deferred taxes	135,897	9,405	145,302	177,926	(35,323)	142,603

Noncurrent liabilities
Pension obligations	2,124,330	468,220	2,592,550	2,050,697	(34,370)	2,016,327

Equity
Other comprehensive income	11,715,577	(458,815)	11,256,762	10,545,896	(953)	10,544,943

The adoption of IAS 19 did not imply in adjustments to the statements of income and cash flows reported in these financial statements.

IFRS 12 Disclosure of interest in other entities

It refers to the disclosure of interest in other entities, the purpose of which is to enable that users know the risks, the nature and effects on the financial statements of these entities. The disclosures included in the financial statements for the fiscal year ended December 31, 2013 are in compliance with IFRS 12.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

IFRS 13 Fair value measurement

Applicable when other IFRS pronouncements require or allow measurements or disclosures of fair value (and measurements, such as the fair value less cost of sales, based on fair value or disclosures about referred measurements). The disclosures included in the financial statements for the fiscal year ended December 31, 2013 are in compliance with IFRS 13.

4.2 New standards, amendments and interpretations to existing standards that are not yet effective

The Company did not early adopt the new and revised IFRSs below:

Amendments to IFRS 7	Financial Instruments: Disclosures[2]
IFRS 9	Financial Instruments[2]
Amendments to IFRS 10 and 12	Consolidated Financial Statements and Disclosure of Interests in Other Entities – Investment Entities [1]
Amendments to IAS 27	Separate Financial Statements – Investment Entities[1]
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities [1]

1 Effective for annual periods beginning on or after January 1, 2014.

2 Effective for annual periods beginning on or after January 1,  2015.

4.3 Financial Risk Management

4.3.1             Financial risk factors

The Company's activities are exposed to Brazilian economic scenario, expositing to market risk, such as exchange rate, interest rate, credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the periods reported.

(a)        Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with Brazilian real  currency fluctuations against the US dollar and yen. SABESP’s foreign currency-denominated liabilities mainly include US dollar and yen-denominated loans.

In case of Brazilian real  depreciation in relation to foreign currency in which the debt is denominated, SABESP will incur in monetary loss in relation to such debt.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

SABESP’s specific foreign currency risks are related to exposures caused by its current and noncurrent debts denominated in foreign currency.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated loans and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any financial instrument to hedge against this risk, but conducts an active management of debt, taking advantage of opportunities to swap expensive debts with “cheaper” debts, reducing the cost through early maturity.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$3,715,645 on December 31, 2013 (R$3,231,183 in December 2012). Below, the Company’s exposure to foreign currency risk:

	December 31, 2013		December 31, 2012 Restated
	Foreign currency	R$	Foreign currency	R$

Loans and financing– US$	1,181,256	2,767,210	1,136,274	2,321,976
Loans and financing – Yen	41,504,249	926,790	37,535,650	890,346
Interest and charges from loans and financing – US$		14,512		12,487
Interest and charges from loans and financing– Yen		7,133		6,374
Total exposure		3,715,645		3,231,183
Funding cost		(17,092)		(15,422)
Total foreign currency-denominated loans		3,698,553		3,215,761

As of December 31, 2013, if the Brazilian real had appreciated or depreciated by 10% against the US dollar and Yen with all other variables remaining constant, effects on results before taxes for the year would have been R$371,564 (R$323,118 in December 2012), lower or higher, mainly as a result of foreign exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in net income for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian Real.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure on December 31, 2013 (Liabilities) in US$	1,181,256	1,181,256	1,181,256

US$ rate on December 31, 2013	2.34260	2.34260	2.34260
Exchange rate estimated according to the scenario	2.45000	3.06250	3.67500
Difference between the rates	(0.10740)	(0.71990)	(1.33240)

Effect on net financial result R$ - (loss)	(126,867)	(850,386)	(1,573,905)

Net currency exposure on December 31, 2013 (Liabilities) in Yen	41,504,249	41,504,249	41,504,249

Yen rate on December 31, 2013	0.02233	0.02233	0.02233
Exchange rate estimated according to the scenario	0.02322	0.02903	0.03484
Difference between the rates	(0.00089)	(0.00670)	(0.01251)

Effect on net financial result in R$ - (loss)	(36,939)	(278,078)	(519,218)

Total effect on net financial result in R$ - (loss)	(163,806)	(1,128,464)	(2,093,123)

(*)The probable scenario inforeign currency (US dollar and Yen) considered the average exchange rate for the 12-month period after December 31, 2013, according to BM&FBovespa.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's loans and financing subject to variable interest rate:

	December 31, 2013	December 31, 2012 Restated

TR(i)	1,646,546	2,019,924
CDI(ii)	1,212,010	1,799,830
TJLP(iii)	990,273	845,913
IPCA(iv)	1,413,629	697,385
LIBOR(v)	1,599,815	1,243,058
Interest and charges	120,839	95,475
Total	6,983,112	6,701,585

(i) TR – Interest Benchmark Rate

(ii) CDI (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii) TJLP (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv) IPCA (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v) LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch between the inflation adjustment indices of its loans and financing with those of its service revenues. Water supply and sewage services tariffs do not necessarily follow the increases in the interest rates affecting the Company's indebtedness.

As of December 31, 2013, if interest rates on loans and financing denominated in Brazilian reais  had been 1% higher or lower with all other variables held constant, the effects on profit for the year before taxes would have been R$69,831 (R$67,015 in December 2012) lower or higher, mainly as a result of a lower or higher interest expense on floating rate loans and financing.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(b)      Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash, accounts receivable from related parties and indemnities. The Company is required by law to invest its funds with Banco do Brasil (rating AA+(bra)). Credit risk exposure is mitigated by sales to a dispersed customer base.

The maximum exposure to credit risk at the reporting date are the carrying amounts of  instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade accounts receivable and accounts receivable from related parties in the balance sheet date. (See notes 6, 7, 8 and 9).

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to provision for impairment can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Moody's, Fitch and S&P), according to internal policy of market risk management:

	December 31, 2013	December 31, 2012 Restated
Cash at bank and short-term bank deposits
AAA(bra)	1,781,327	1,913,893
Other (*)	674	2,081
	1,782,001	1,915,974

(*) This category includes current accounts and investment funds in banks which have no credit rating information available.

The available credit rating information of the banks in which the Company made transactions during 2013 is as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Banks	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AAA (bra)	Aaa.br	-
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Brazilian Federal Savings Bank	AAA (bra)	Aaa.br	-
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	brAAA

(c)      Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet operational and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits, short-term deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below analyzes the financial assets and liabilities of the Company, by maturities periods, including the installment of principal and interest to be paid according to the agreement.

	2014	2015	2016	2017	2018	2019 onwards	Total
As of December 31, 2013

Liabilities
Loans and financing	1,186,907	1,545,451	1,458,618	1,125,401	1,186,483	6,860,587	13,363,447
Accounts payable to suppliers and contractors	275,051	-	-	-	-	-	275,051
Services payable	323,208	-	-	-	-	-	323,208
Public-private partnership (PPP)	43,607	43,607	43,607	43,607	282,673	4,930,579	5,387,680
Program contract commitments	85,277	77,772	3,452	1,110	1,010	22,251	190,872

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	2013	2014	2015	2016	2017	2018 onwards	Total
As of December 31, 2012

Liabilities
Loans and financing	1,743,344	1,221,613	1,660,890	1,100,013	779,905	5,678,481	12,184,246
Accounts payable to suppliers and contractors	295,392	-	-	-	-	-	295,392
Services payable	389,091	-	-	-	-	-	389,091
Public-private partnership (PPP)	41,925	41,925	41,925	41,925	41,925	305,193	514,818
Program contract commitments	160,784	11,227	66,052	4,222	1,911	37,204	281,400

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has loan agreements including cross default clauses, i.e., the early maturity of any Company’s debt will imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of this clause.

4.4 Capital management

The Company's objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total loans and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

	December 31, 2013	December 31, 2012 Restated

Total loans and financing	9,450,074	8,875,255
Less: cash and cash equivalents	(1,782,001)	(1,915,974)

Net debt	7,668,073	6,959,281
Total equity	12,930,801	11,256,762

Total capital	20,598,874	18,216,043

Leverage ratio	37%	38%

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

On December 31, 2013 the leverage ratio fell to 37% versus the 38% recorded on December 31, 2012, due to an increase in equity deriving from profit for the year and other comprehensive income.

4.5 Fair value estimates

It is assumed that balances from trade accounts receivable (current) and trade payables to suppliers by carrying amount, less impairment approximate fair values, considering their short maturity. Noncurrent trade accounts receivable also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

4.6 Financial Instruments

On December 31, 2013 and December 31, 2012, the Company did not have financial assets classified into the fair value categories through profit or loss, held to maturity and available for sale. The Company’s financial instruments included in the loans and receivables category comprise cash and cash equivalents, restricted cash, trade accounts receivable, accounts receivable from related parties, other accounts receivable, balances receivable from the Water National Agency – ANA, contractors and suppliers, loans and financing, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

Financial assets

	December 31, 2013		December 31, 2012 Restated
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,782,001	1,782,001	1,915,974	1,915,974
Restricted cash	10,333	10,333	64,977	64,977
Trade accounts receivable	1,515,565	1,515,565	1,374,632	1,374,632
Accounts receivable from related parties	265,312	265,312	262,371	262,371
Water National Agency – ANA	107,003	107,003	108,099	108,099
Other accounts receivable	155,991	155,991	141,027	141,027

Financial liabilities

	December 31, 2013		December 31, 2012 Restated
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and financing	9,450,074	9,439,094	8,875,255	9,201,317
Tradepayables and contractors	275,051	275,051	295,392	295,392
Services payable	323,208	323,208	389,091	389,091
Program contract commitments	166,038	166,038	235,627	235,627
Public-private partnership - PPP	342,508	342,508	356,317	356,317

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

To obtain fair value of loans and financing, the following criteria have been adopted:

(i)       Agreements with Banco do Brasil and CEF (Federal Savings Bank) were projected until final maturity, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained from BM&FBovespa.

(ii)     Debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and discounted to present value considering the future interest rate published by ANBIMA in the secondary market, or by market equivalent rates, or the Company’s share traded in the Brazilian market.

(iii)   BNDES loans are financial instruments valued at carrying amount plus contractual interest rate till mature date, and are indexed by long term interest rate – TJLP.

These loans have specific characteristics and the terms and conditions defined in the loan agreements with BNDES between independent parties, and reflect the conditions for those types of loan. In Brazil, a consolidated market of long-term debts does not exist with the same characteristics of BNDES loans, the offering of credit to the entities in general, with this long-term characteristic, usually is restricted to BNDES.

(iv)   Other financing in local currency are valued at its nominal amount plus contractual interest incurred through maturity, discounted to present value considering a future interest rate published by BM&FBovespa.

(v)     Agreements with IDB, IBRD, were projected until final maturity in origin currency, applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg. Eurobonds were priced at market value through quotes published by Bloomberg. All the amounts obtained were translated into Brazilian reais  at the exchange rate as of December 31, 2013.

(vi)   Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais at the exchange rate as of December 31, 2013.

(vii)   Leases are financial instruments valued at their nominal amount plus contractual interests incurred through maturity date, and are indexed to fixed contractual interest rate, which is a specific rate and cannot be compared to any other rate available in the market. The Company considers the fair value the same amount recognized in the financial statements as of December 31, 2013.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the statement of financial position approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting periods, their nature and maturity terms.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

5    Main accounting estimates and judgments

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

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(a)              Allowance for doubtful accounts

The Company records allowance for doubtful accounts in an amount that management considers sufficient to cover probable losses, based on an analysis of trade accounts receivable, in accordance with the accounting policy stated in Note 3.4.

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

(b)              Intangible assets arising from concession and program contracts

The Company recognizes as intangible assets arising from concession agreements. The Company estimates the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, which is recognized when the infrastructure is built and provided that it will generate future economic benefits. The great majority of the Company's contracts for service concession arrangements entered with each grantor is under service concession agreements in which the Company has the right to receive, at the end of the contract, a payment equivalent to the unamortized asset balance of the concession intangible asset, which in this case, are amortized over the useful life of the underlying physical assets, thus at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related fixed asset.

Concession intangible assets under Concession agreements and Program contracts, in which, at the end of the contract, the Company has no right to receive a payment equivalent to the unamortized asset balance of the concession intangible, are amortized on a straight-line basis over the useful life of asset or contract period, which occurs first. Additional information on the accounting for intangible assets arising from concession agreements is described in Note 3.8.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(c)              Provisions

The Company is party to a number of legal proceedings involving significant claims. These legal proceedings include, but are not limited to, tax, labor, civil, environmental, disputes with customers and suppliers and other proceedings. The Company accrues for lawsuits to which it is probable that an outflow will be necessary to settle the liability and the amount of such loss can be reasonably estimated.  Judgments regarding future events, the results of which may differ significantly from actual estimates and could exceed the amounts provisioned. Provisions are revised and adjusted to take into consideration changes in circumstances involved. Additional information of these legal proceedings is disclosed in Note 18.

(d)             Pension benefits

The Company sponsors the defined benefit plan and the defined contribution plan, as described in Note 19.

The liability recognized in the balance sheet in relation to defined benefit pension plans is the present value of defined benefit obligation on the balance sheet date, less the fair value of plan assets. The defined benefit obligation is calculated yearly by independent actuaries, applying the projected credit unit method. The present value of defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates compatible with the market, which are denominated in currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation.

(e)              Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations verified according to the Brazilian Corporation Law, taking into consideration the provisions of the tax laws. Pursuant to IAS 12, the Company recognizes deferred tax assets and liabilities based on the differences between the accounting balances and the tax bases of assets and liabilities.

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if  it is probable that  these assets will not be realized, based on the historic taxable income, in the projection of future taxable income and the estimated period of reversing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in provision for impairment of all or a significant amount of deferred tax assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

6             Cash and Cash Equivalents

	December 31,2013	December 31, 2012 Restated

Cash and banks	189,836	119,397
Cash equivalents	1,592,165	1,796,577
	1,782,001	1,915,974

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 100.00% of CDI in December 2013 (100.01% in December 2012).

7             Restricted cash

On December 31, 2013, the Company’s restricted cash, under current assets, totaled R$10,333, mainly referring to the agreement in the municipality of São Paulo, where the Company transfers 7.5% of the municipality’s revenue to the Municipal Fund (December 2012 – R$64,977).

The variation occurred in the period between January and December 2013 when compared to the Financial Statements as at December 31, 2012, mainly refers to the release of restriction of use of funds by the Municipal Government of São Paulo.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

8             Trade Accounts Receivable

(a)      Balance sheetbalances

	December 31,2013	December 31, 2012 Restated
Private sector:
General and special customers (i) (ii)	1,008,335	949,800
Agreements (iii)	287,662	249,470

	1,295,997	1,199,270
Government entities:
Municipal	511,967	610,779
Federal	4,292	3,150
Agreements (iii)	167,642	181,271

	683,901	795,200
Wholesale customers – Municipal governments: (iv)
Guarulhos	661,908	578,314
Mauá	327,451	281,398
Mogi das Cruzes	15,430	15,202
Santo André	700,550	620,276
São Caetano do Sul	2,114	2,072
Diadema	210,406	180,465

Total wholesale customers – Municipal governments	1,917,859	1,677,727

Unbilled supply	474,492	425,843

Subtotal	4,372,249	4,098,040
Allowance for doubtful accounts	(2,856,684)	(2,723,408)

Total	1,515,565	1,374,632

Current	1,120,053	1,038,945
Noncurrent (v)	395,512	335,687

	1,515,565	1,374,632

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(i)   General customers - residential and small and mid-sized companies

(ii)  Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest.

(iv) Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are substantially included in the allowance for doubtful account and are classified in noncurrent assets.

	December 31, 2013	December 31, 2012 Restated

Balance at beginning of year	1,677,727	1,486,342
Services provided	424,018	394,922
Receipts – services in the current year	(160,944)	(165,967)
Receipts – services in previous years	(22,942)	(37,570)

Balance at the end of the year	1,917,859	1,677,727

Current	35,662	33,924
Noncurrent	1,882,197	1,643,803

(v)  The noncurrent portion consists of trade accounts receivable that are past due and renegotiated with customers and amounts past due related to wholesale basis to municipal governments, and the amounts are net of allowance for doubtful account.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(b)      Aging of trade accounts receivable is as follows:

	December 31, 2013	December 31, 2012 Restated

Current	1,243,156	1,091,834
Past-due:
Up to 30 days	191,668	197,936
From 31 to 60 days	105,542	97,426
From61 to 90 days	60,868	61,527
From91 to 120 days	51,932	50,729
From121 to 180 days	90,498	89,297
From181 to 360 days	149,242	139,788
Over 360 days	2,479,343	2,369,503

Total past-due	3,129,093	3,006,206

Total	4,372,249	4,098,040

The increase in the balance overdue is mainly due to accounts receivable at wholesale, where the municipalities are challenging in court the tariffs charged by SABESP. These amounts are fully covered by the allowance for doubtful accounts.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(c)      Allowance for doubtful accounts

	December 31, 2013	December 31, 2012 Restated	December 31, 2011 Restated

Balance at beginning of year	2,723,408	2,436,428	2,219,420
Private sector/government entities	93,272	126,823	83,094
Recoveries	(51,654)	(49,183)	(35,415)
Wholesale customers	218,687	209,340	169,329

Additions for the year	260,305	286,980	217,008

Write-offs in the year referring to the bad debt	(127,029)	-	-

Balance at end of year	2,856,684	2,723,408	2,436,428

Current	1,182,484	1,242,967	1,132,638
Noncurrent	1,674,200	1,480,441	1,303,790

Reconciliation of provision for losses of income	2013	2012 Restated	2011 Restated

Losses (write-off)	63,102	79,454	77,905
Provision for state entities (related parties)	(856)	35,142	-
Provision for private sector/government entities	93,272	126,823	83,094
Reversal for wholesale customers	-	-	(5,324)
Recoveries	(51,654)	(49,183)	(35,415)

Balance	103,864	192,236	120,260

The Company does not have customers representing 10% or more of its revenues.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

9             Related Parties Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a) Accounts receivable, interest on shareholders' equity payable, revenue and expenses with the São Paulo State Government

	December 31, 2013	December 31, 2012 Restated
Accounts receivable
Current:
Water and sewage services (i)	110,615	113,027
Allowance for losses (i)	(46,674)	(47,531)
Reimbursement for pension benefits paid -
Gesp Agreement (ii) and (vi)	39,201	35,278
Reimbursement for pension benefits paid -
Monthly flow (ii) and (vi)	9,399	8,499
“Se Liga na Rede”program (l)	22,314	-

Total current	134,855	109,273

Noncurrent:
Reimbursement for pension benefits paid -
GESP Agreement (ii) and (vi)	130,457	153,098

Total noncurrent	130,457	153,098

Total receivables from shareholder	265,312	262,371

Assets:
Water and sewage services	63,941	65,496
Reimbursement of additional retirement andpension benefits	179,057	196,875
“Se Liga na Rede”program (l)	22,314	-

Total	265,312	262,371

Liabilities
Interest on shareholders’ equity payable to related parties	229,605	228,214

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	2013	2012 Restated	2011 Restated
Revenue from water and sewage services
Water supply	239,513	228,890	216,933
Sewage services	209,585	202,094	188,059
Payments received from related parties	(453,612)	(481,204)	(425,129)

Receipt of GESP reimbursement referring to Law 4819/58	110,912	104,426	89,505

(i)           Water and sewage services

The Company provides water supply and sewage collection services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement of credits which can be made according to items (iii), (iv) and (v).

An allowance for losses of amounts past due for more than 360 days has been recorded due to the uncertainty involving these receipts (R$46,674 in 2013 and R$47,531 in 2012).

(ii) Reimbursement for pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4819/58 ("Benefits") paid by the Company to former employees and pensioners, referred to as Go.

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

See additional information about the Go plan in Note 19 (b) (iii).

In January 2004, the payments of supplement retirement and pension benefits were transferred to the Department of Finance and would be made in accordance with the calculation criteria determined by the PGE. As a result of a court decision, the responsibility for making the payments returned to SABESP, as originally established.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(iii)        GESP Agreement

On December 11, 2001, the Company, the São Paulo State Government (through the State Department of Finance Affairs, currently Department of Finance) and the Water and Electricity Department (DAEE), with the intermediation of the State Department of Sanitation and Energy (former Department of Water Resources, Sanitation and Construction Works), entered into the Obligations, Payment Commitment and Other Covenants Acknowledgement and Consolidation Agreement ("GESP Agreement") for the settlement of outstanding debts between GESP and the Company related to the provision of water supply and sewage services and to the retirement benefits.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for ensuring and maintaining the Alto Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the Benefits. The DAEE would transfer the reservoirs to the Company, replacing the amount owed by GESP. However, the São Paulo State Public Prosecution Office challenges the legal validity of this agreement, and its main argument is the lack of bidding and the absence of a specific legislative authorization for disposal of DAEE's assets. There is an unfavorable decision to SABESP not yet unappealable. The Company's legal advisors assess the risk of loss in this lawsuit as probable. See additional information in item (vi) below.

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

(v)          Second Amendment to the GESP Agreement

On December 28, 2007, the Company and the São Paulo State Government, represented by the Department of Finance, signed the second amendment to the terms of the original GESP Agreement, agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting to R$133,709 at November 30, 2007, to be paid in 60 monthly and consecutive installments of the same amount, beginning on January 2, 2008. In December 2012 the last installment was paid.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(vi)         Third Amendment to the GESP Agreement

On November 17, 2008, GESP, SABESP and DAEE signed the third amendment to the GESP Agreement, through which GESP recognized a debt balance payable to SABESP totaling R$915,251, monetarily adjusted up to September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs (see item (iii) above) as part of the payment of the Undisputed Reimbursement and offered to GESP a provisional settlement, recognizing a credit totaling R$ 696,283, corresponding to the value of the reservoirs in the Alto Tietê system. The Company did not recognize the reimbursement receivable of R$696,283 related to the reservoirs, as it is not virtually certain that will be transferred by the State. The final settlement will only be effected with the actual transfer of the property with the proper Registry of Deeds Office. The remaining balance totaling R$218,967 is being paid in 114 monthly, consecutive installments, totaling R$1,920 each, including the annual IPCA-IBGE fluctuation, plus interest of 0.5% p.m., the first of which fell due on November 25, 2008.

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

However, new opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, refute the reimbursement of previously defined as controversial amount.

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the controversial receivables without dispute.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

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

The Company's management decided to not recognize the reimbursements which were not considered virtually certain that will be reimbursed by the State. As of December 31, 2013 and 2012, the amounts not recorded by the Company, related to the pension benefits paid on behalf of the State by the Company, totaled R$1,412,479 and R$1,351,210, respectively, including the amount of R$696,283 related to the transfer of the reservoirs in the Alto Tietê system. As a result, the Company also recognized the obligation related to the pension benefit obligations maintained with the beneficiaries and pensioners of Plan G0. As of December 31, 2013 and 2012, the pension benefit obligations of Plan G0 totaled R$1,780,268 and R$1,987,718, respectively. For detailed information on the pension benefit obligations refer to Note 19 (b) (iii).

(b)          Contingent assets - GESP (not recorded)

As mentioned above, on December 31, 2013 and December 31, 2012, SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), as follows:

	December 31, 2013	December 31, 2012 Restated
Controversial amounts receivable	716,196	654,927
Undisputed amount referring to the transfer to SABESP of reservoirs at Alto Tietê system (original value)	696,283	696,283
Total	1,412,479	1,351,210

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(c)          Use of reservoirs - EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE plans to receive for the credit and to obtain financial compensation for the use of water from the Guarapiranga and Billings reservoirs, which SABESP uses in its operations, as well as the reimbursement of damages related to the failure to pay appropriately.

The Company understands that no amounts are due for the use of these reservoirs given the grants already made. Should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. There is a risk of not properly rendering services in the region, besides increasing water supply cost.

Several lawsuits were filed by EMAE, among them a lawsuit to create an arbitration clause related to the Guarapiranga reservoir, a proceeding which had already started and another one, equally pleading for financial compensation due to SABESP’s water collect from Billings reservoir for public supply, these two lawsuits alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

SABESP understands that the expectation for all cases is of possible losses, and for the time being, it is not feasible to estimate the amounts involved, since they were not determined.

(d)          Agreements with reduced tariffs with State and Municipal Government Entities that joined the Water Rational Use Program (PURA ).

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

(f)           Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed. In 2013, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$12,879 (R$12,298 in December 2012 and R$10,888 in December 2011).

As of December 31, 2013, expenses related to personnel assigned by other entities to SABESP totaled R$695 (R$689 in December 2012 and no expenses were recorded at December 2011).

(g)          Services obtained from state government entities

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2013 and 2012, SABESP had an outstanding amounts payable of R$1,791 and R$958, respectively, for services rendered by São Paulo State Government entities.

(h)          Non-operating assets

As of December 31, 2013, the Company had an amount of R$969 related to free land lent to DAEE (Water and Electricity Department) (R$ 969 in December 2012 and R$2,289 in December 2011).

(i)           SABESPREV

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação Sabesp de Seguridade Social - SABESPREV. The net actuarial liability recognized as of December 31, 2013 amounted to R$546,748 (R$604,832 in December 2012), according to Note 19 (b).

(j)           Compensation of Management Key Personnel

Compensation:

SABESP's compensation policy for the Management and officers is set out according to guidelines of the São Paulo State Government, the CODEC (State Capital protection Board), and are based on performance, market competitiveness, or other indicators related to the Company's business, and is subject to approval by shareholders at an Annual Shareholders' Meeting.

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

Annual reward:

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Bonuses:

SABESP pays bonuses for the purposes of compensating directors and officers, as an incentive policy, providing the company records quarterly, semiannual, and yearly profits, and distributes mandatory dividends to shareholders, even if in the form of interest on shareholders' equity. Annual bonuses cannot exceed six times the monthly compensation of the officers/directors or 10 percent of the interest on shareholders' equity paid by the company.

Expenses related to the compensation to the members of its board of directors and officers amounted to R$3,389, R$3,211 and R$2,614 for the years ended December 31, 2013, 2012 and 2011, respectively, and they refer to short-term benefits. An additional amount of R$566, related to the bonus program, was recorded in 2013 (R$1,074 in December 2012 and R$1,069 in December 2011).

(k)          Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPE), not holding the majority interest but with power of veto in some issues. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

The Company entered into a loan agreement through credit facility with the SPEs Águas de Andradina S.A., Águas de Castilho S.A. Aquapolo Ambiental S.A. to finance the operations of these companies, until the loans and financing requested with financial institutions is cleared.

The contracts signed on January 19, 2012 with Águas de Andradina and Águas de Castilho were settled in July 2012, according to the agreement’s provisions. On July 18, 2012, new agreements were signed with both companies, pursuant to the conditions in the table below. The agreement signed with Aquapolo Ambiental on March 30, 2012 remains with the same characteristics, according to the table below:

SPE	Credit limit	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Águas de Andradina	3,467	1,427	297	1,724	SELIC + 3.5 % p.a.	(*)
Águas de Castilho	675	403	84	487	SELIC + 3.5 % p.a.	(*)
Aquapolo Ambiental	5,629	5,629	1,429	7,058	CDI + 1.2% p.a.	4/30/2016
Aquapolo Ambiental	19,000	19,000	3,789	22,789	CDI + 1.2% p.a.	4/30/2015
Total	28,771	26,459	5,599	32,058

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

 (*) The loan agreements with SPEs Águas de Andradina and Águas de Castilho mature when funds deriving from long-term agreement with the Brazilian Development Bank – BNDES are released, when borrower will settle all and any debt deriving from current opening of loan facility.

The amount disbursed is recognized in Assets under “Other Receivables” and amounts to R$1,830 for principal and R$381 for interest recognized in Current Assets and R$24,629 for principal and R$5,218 for interest in Noncurrent Assets. As of December 31, 2013, the balance of principal and interest rates of these contracts is R$32,058 (R$28,081 as of December 31, 2012). In 2013, financial income recognized was R$3,977 (R$1,672 as of December 31, 2012).

(l)           “Se Liga na Rede” program

The State Government enacted the State Law nº 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low income households which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. On December 31, 2013, the program total amount was R$35,513, R$22,314 recorded in balances receivable from related parties, the amount of R$9,896 recorded in the group of intangible assets and R$3,303 reimbursed by GESP.

10           Water National Agency - ANA

Refers to agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program".

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Caixa Econômica Federal - Federal Savings Banks  (CEF), until the fulfillment of treated sewage volume is evidenced, as well as, the reduction of polluting cargoes of each contract.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. On December 31, 2013, the balances of assets and liabilities were R$107,003 (December 31,2012 – R$108,099), and the liabilities are recorded under "Other liabilities" of noncurrent liabilities.

11            Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, indicating participating shared control (joint venture – IFRS 11).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

The Company holds interest valued by the equity accounting in the following investees:

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

Sesamm's capital as of December 31, 2013, totaled R$19,532, and was represented by 19,532,409 registered shares without a par value. SABESP holds 36% of its equity interest and Inima holds another 46% of its equity interest.

The operations started in June 2012.

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil – Cab Ambiental incorporated the company Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

On December 31, 2013, the capital of Águas de Andradina totaled R$3,097, divided into 3,096,866 registered shares without a par value. SABESP holds 30% of its equity interest. The amount of R$12 is recorded under investee’s equity, as advance for future capital increase.

The operations started in October 2010.

Águas de Castilho

On October 29, 2010, the Company, together with the company Águas do Brasil – Cab Ambiental, incorporated the company Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

On December 31, 2013, the company’s capital was R$622, and was represented by 622,160 registered share without par value. SABESP holds 30% equity interest.

The operations initiated in January 2011.

Saneaqua Mairinque

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

On June 14, 2010, the Company, together with the company Foz do Brasil S.A. incorporated the company Saneaqua Mairinque S.A., with indefinite term, for the purpose of exploring the public service of water supply and sewage services to the municipality of Mairinque.

On December 31, 2013, the capital of Saneaqua Mairinque totaled R$2,000, and was represented by 2,000,000 registered shares without a par value. SABESP holds 30% equity interest.

The operations initiated in October 2010.

Attend Ambiental

On August 23, 2010 Companhia Estre Ambiental S.A, incorporated the company Attend Ambiental S.A, for constructing and operating a pretreatment of non-domestic effluent station, mud transportation and related services in the city of São Paulo as well as implement similar structures in other areas in Brazil and abroad.

On December 31, 2013, the capital totaled R$2,000, and was represented by 2,000,000 registered shares without par value. SABESP holds 45% equity interest. A total of R$11,400 was recorded under the investee’s shareholders’ equity as advance for future capital increase.

Attend is at pre-operational phase and startup is scheduled for May 2014.

Aquapolo Ambiental S.A.

On October 8, 2009, the Company, together with the company Foz do Brasil S.A. incorporated the company Aquapolo Ambiental S.A., for the purpose of producing, providing and commercializing of reused water for Quattor Química S.A., Quattor Petroquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex.

On December 31, 2013, the capital of Aquapolo totaled R$36,412, and was represented by 42,419,045 registered common shares without a par value. SABESP holds 49%of its equity interest.

The operations initiated in October 2012.

See below a summary of financial information of the joint-controlled entities:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Company	Investments		Equity in the earnings of subsidiaries			Interest percentage			Equity			Profit or (loss) for the year
	2013	2012	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011

Sesamm	8,239	5,760	2,479	674	(1,176)	36%	36%	36%	22,884	15,999	14,314	6,885	1,871	(3,267)
Águas de Andradina	1,087	751	336	(32)	62	30%	30%	30%	3,622	2,503	2,537	1,119	(107)	207
Águas de Castilho	619	474	145	155	88	30%	30%	30%	2,064	1,580	843	484	517	293
Saneaqua Mairinque	931	722	209	235	(188)	30%	30%	30%	3,102	2,407	1,563	695	783	(627)
Attend Ambiental	2,707	4,379	(1,672)	(721)	(932)	45%	45%	45%	6,016	9,731	(68)	(3,715)	(1,602)	(2,071)
Aquapolo Ambiental	9,506	8,538	968	(6,843)	(1,438)	49%	49%	49%	19,400	17,424	31,389	1,976	(13,966)	(2,935)
Total	23,089	20,624	2,465	(6,532)	(3,584)				57,088	49,644	50,578	7,444	(12,504)	(8,400)
Other investments	571	202
Overall total	23,660	20,826

12           Investment properties

On December 31, 2013, the balances of “Investment properties” are R$54,039 (December/2012 – R$54,046). On December 31, 2013 and 2012, the market value of these properties is R$296,000, approximately.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

13           Intangible Assets

(a)      Balance sheetbalances

	December 31,2013			December 31, 2012 Restated
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangible right arising from:
Agreements – equity value (i)	8,578,886	(1,499,096)	7,079,790	8,408,007	(1,511,813)	6,896,194
Concession agreements– economic value (ii)	1,529,096	(342,950)	1,186,146	1,402,854	(292,918)	1,109,936
Program contracts (iii)	6,473,507	(1,804,940)	4,668,567	5,288,541	(1,469,369)	3,819,172
Program contracts – commitments (iv)	693,029	(79,709)	613,320	627,989	(56,898)	571,091
Services contract – São Paulo (v)	11,555,381	(1,430,778)	10,124,603	10,604,942	(1,036,455)	9,568,487
Software licenses	209,156	(35,351)	173,805	55,615	(52,969)	2,646
Total	29,039,055	(5,192,824)	23,846,231	26,387,948	(4,420,422)	21,967,526

(b)      Changes

	December 31, 2012 Restated	Additions	Contract renewal	Transfer	Write-offs and disposals	Amortization	December 31, 2013
Intangible assets arising from:
Agreements – equity value (i)	6,896,194	647,318	(310,844)	(6,690)	(3,458)	(142,730)	7,079,790
Concession agreements– economic value (ii)	1,109,936	126,853	-	82	(86)	(50,639)	1,186,146
Program contracts (iii)	3,819,172	733,796	310,844	4,789	(2,390)	(197,644)	4,668,567
Program contracts – commitments (iv)	571,091	65,040	-	-	-	(22,811)	613,320
Services contract – São Paulo (v)	9,568,487	975,913	-	177	(21,939)	(398,035)	10,124,603
Software licenses	2,646	201,399	-	5,155	-	(35,395)	173,805
Total	21,967,526	2,750,319	-	3,513	(27,873)	(847,254)	23,846,231

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2011 Restated	Additions	Contract renewal	Transfer	Write-offs and disposals	Amortization	December 31, 2012 Restated
Intangible assets arising from:
Agreements – equity value (i)	6,731,822	976,205	(652,973)	(21,602)	(916)	(136,342)	6,896,194
Concession – economic value (ii)	1,004,988	150,963	-	-	(14)	(46,001)	1,109,936
Program contracts (iii)	2,744,559	483,448	652,973	-	(3,095)	(58,713)	3,819,172
Program contracts – commitments (iv)	434,986	154,662	-	-	-	(18,557)	571,091
Services contract – São Paulo (v)	9,190,573	882,868	-	(49,486)	(5,977)	(449,491)	9,568,487
New businesses (vi)	16,477	-	-	(16,477)	-	-	-
Software licenses	2,316	2,872	-	-	-	(2,542)	2,646
Total	20,125,721	2,651,018	-	(87,565)	(10,002)	(711,646)	21,967,526

	January 1, 2011 Restated	Additions	Contract renewal	Transfer	Write-offs and disposals	Amortization	December 31, 2011 Restated
Intangible assets arising from:
Agreements – equity value (i)	6,328,773	1,114,665	(403,786)	(63,487)	(16,228)	(228,115)	6,731,822
Concession agreements – economic value (ii)	982,973	2,166	-	57,718	(2,780)	(35,089)	1,004,988
Program contracts (iii)	2,134,377	225,510	403,786	(31)	(3,810)	(15,273)	2,744,559
Program contracts – commitments (iv)	311,276	139,385	-	-	-	(15,675)	434,986
Services contract – São Paulo (v)	8,764,958	930,961	-	(36,234)	(32,383)	(436,729)	9,190,573
New businesses (vi)	11,228	9,271	-	-	-	(4,022)	16,477
Software licenses	7,937	3,285	-	-	-	(8,906)	2,316
Total	18,541,522	2,425,243	-	(42,034)	(55,201)	(743,809)	20,125,721

During 2013, the Company renewed the following program contracts:

Quarter	Municipalities	Term
1st/2013	Presidente Prudente e Embu-Guaçu	30 years
2nd/2013	Ibirá and Glicério	30 years
3rd/2013	Itatiba and Torrinha	30 years
3rd/2013	Mogi das Cruzes (*)	40 years
4th/2013	Ibiúna	30 years

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(*) It includes the rendering of sewage collection and treatment services of districts in Mogi das Cruzes boundary to the service already rendered of treated water supply.

(c)      Construction services

	2013
	Water supply	Sewage services	Total
Construction revenue	1,011,412	1,433,323	2,444,735
Construction costs incurred	988,281	1,406,206	2,394,487
Margin	23,131	27,117	50,248

	2012 Restated
	Water supply	Sewage services	Total
Construction revenue	1,053,543	1,410,939	2,464,482
Construction costs incurred	1,035,171	1,379,239	2,414,410
Margin	18,372	31,700	50,072

	2011 Restated
	Water supply	Sewage services	Total
Construction revenue	1,066,053	1,158,580	2,224,633
Construction costs incurred	1,043,249	1,133,796	2,177,045
Margin	22,804	24,784	47,588

(d)      Intangible arising from concession agreements

The Company operates concession agreements covering the provision of basic and environmental sanitation services, water supply and sewage services. These concession arrangements set out rights and obligations relative to the exploration of assets related to the public service (See Note 3.8 (a)). A general obligation also exists to return the concession infrastructure to the concession grantor in good working condition at the end of the concession.

As of December 31, 2013 and 2012, the Company operates in 363 municipalities in the State of São Paulo. In most of these contracts operations are based on 30-year concession period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

The services provided by the Company are billed at a price regulated and controlled by the Sanitation and Energy Regulatory Agency of the State of São Paulo (ARSESP).

Intangible rights arising on concession agreements include:

(i)     Service concession agreements – equity value

These refer to municipalities assumed until 2006, except for the municipalities assumed by economic value through assets valuation report prepared by independent experts. The amortization of assets is calculated according to the straight-line method, which considers the assets useful life.

(ii)                  Concession agreements – economic value

From 1999 through 2006, the negotiations for new concessions were conducted on the basis of the economic and financial result of the transaction, determined in a valuation report issued by independent appraisers.

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession agreements" and amortized over the period of the related concession (usually 30 years). As of December 31, 2013 and 2012 there were no amounts pending related to these payments to the municipalities.

Intangible assets are amortized on a straight line basis over the period of the concession agreements or for the useful lives of the underlying assets, whichever is shorter.

(iii)     Program contracts

These refer to the renewal of contracts previously referred to as concession agreements whose purpose is to provide sanitation services. The amortization of the assets acquired until the dates of signatures of the program contracts is calculated according to the straight-line method, which considers the assets’ useful lives. Assets acquired or built after the signature dates of program contracts are amortized during the contracted period (30 years) or during the useful lives of underlying assets, whichever is shorter.

(iv)     Program contracts - Commitments

After the enactment of the regulatory framework in 2007, renewals of concessions started to be made through of program contracts. In some of these program contracts, the Company undertook the commitment to financially participate in social and environmental actions. The assets built and financial commitments assumed within the program contracts are recorded as intangible assets and are amortized by the straight-line method in accordance with the duration of the program contract (mostly, 30 years).

On December 31, 2013, amortization expenses related to the commitments of the program contract were R$22,811 (R$18,557 in December 2012 and R$15,675 in 2011).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

The amounts not yet disbursed related to commitments under the program contracts are recorded in “Program Contracts – Commitments” in current liabilities (in the amount of R$77,360 and R$148,220 on December 31, 2013 and 2012, respectively) and noncurrent liabilities (in the amount of R$88,678 and R$87,407 on December 31, 2013 and 2012, respectively). In 2013, the annual rate of 8.06% was applied (WACC) to calculate the present value adjustment of these contracts.

(v)     Services agreement with the Municipality of São Paulo

On June 23, 2010, the Company entered into an agreement with the State of São Paulo and the Municipality of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30‑year period, which is extendable for an another 30‑year period.

Also on June 23, 2010, an agreement was signed between the state and municipal government, and SABESP and the Sanitation and Energy Regulatory Agency of the State of São Paulo (“ARSESP”) are the consenting and intervening parties, whose main aspects are the following:

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

3. The evaluation model of the contract was the discounted cash flow which considered the financial and economic sustainability of SABESP’s operations in the metropolitan region of São Paulo;

4. All operational costs, taxes, investments and the opportunity cost of the investees and the creditors of Sabesp’s were considered in the cash flow analysis;

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

6. The payment related to the Municipal Fund of Environmental Sanitation and Infrastructure to be applied in the sanitation service within the municipality must be recovered through the tariffs charges. Such payment represents 7.5% of the total revenue from the municipality of São Paulo, net of the taxes on revenue and delinquency in the period;

7. The opportunity cost of the investees and the creditors was established by the Weighted Average Cost of Capital (WACC) methodology. The WACC was the interest rate used to discount the cash flow of the operation; and

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

8. The agreement considers the recovery of net assets in operation, preferably evaluated through equity valuation or carrying amount monetarily restated, as defined by ARSESP. In addition, the agreement provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the agreement.

Referring to the recovery through tariff, mentioned in item 6 above, of transfer to the Municipal Fund of Environmental Sanitation and Infrastructure, ARSESP issued in April 2013, the Resolution no. 413, postponing the application of Resolution no. 407 until the conclusion of the tariff revision process, the transfer to the bill of services of amounts referring to the municipal charges which were stipulated in Resolution no. 407. The postponement to apply Resolution no. 407 was due to a request by the São Paulo State Government to analyze, among other things, methods to reduce the impact on consumers.

The agreement represents 51.75% of the total revenue of the Company on December 31, 2013, and ensures the judicial and assets security, adequate return to shareholders and quality services to its customers.

The municipality of São Paulo and the Company did not conclude an agreement to equalize financial pending issues existing until the signature date of the Agreement related to the rendering of water supply and sewage collection services to the real properties of the municipality, reason that, the Company filed a suit to collect these accounts, which are accrued for losses.

(e)         Disposals of concession intangible underlying assets

In 2013, the Company wrote-off intangible underlying  assets items totaling R$27,873 (R$10,002 in December 2012 and R$55,201 in December 2011) due to obsolescence, theft, disposals and discontinued works, unproductive wells and projects considered economically unfeasible.

(f)          Capitalization of interest and other financial charges

In 2013, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects, in concession intangible assets during the construction period for qualifying assets totaling R$205,012 with an average rate of 4.02% (R$283,016 in December 2012, with an average rate of 5.92% and R$261,886 in December 2011, with an average rate of 5.32%), during the period of the construction.

(g)         Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

Therefore, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. In 2013 and 2012 the margin was 2.3%.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Construction margin for 2013 was R$50,248 (R$50,072 in December 2012 and R$47,588 in December 2011).

(h)         Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result of expropriations are recorded as concession intangible assets after the transaction is completed. In 2013, the total amount related to expropriations was R$61,102 (R$34,731 in December 2012 and R$12,167 in December 2011).

(i)          Assets pledged as guarantee

On December 31, 2012, the Company had underlying physical assets totaling R$249,034 offered as guarantee to the request for the PAES (tax debt refinancing program) (Note 16). Paes-related debt was fully paid in 120 months and the last installment was paid on June 28, 2013.

(j)          Public-Private-Partnership (PPP)

Alto Tietê Production System

The Company and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A, formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private-partnership of Alto Tietê production system.

The contract last 15 years which purpose is to expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second, whose operation began in October 2011.

As of December 31, 2013 and 2012, the amounts recognized as intangible asset related to PPP were R$415,619 and R$426,791, respectively.

In relation to the obligations assumed by the Company on December 31, 2013 and 2012, the balances in current liabilities were R$20,241 and R$24,357 and under noncurrent liabilities were R$322,267 and R$331,960, respectively. The annual discount rate of 8.20% was applied in 2013 to calculate the present value adjustment of this contract.

São Lourenço Production System

SABESP and the special purpose entity CAB-Sistema Produtor São Lourenço S/A composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, in August 2013 signed the Public-Private Partnership agreements of São Lourenço Production System.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

The services agreement has 25-year term, aiming the rendering of dehydration, drying and sludge final disposal, maintenance services and works of São Lourenço Production System, and the estimated amount of R$6.0 billion, and works are estimated to start in April 2014.

(k)         Works in progress

The amount of R$6,498 million is recorded as intangible assets as works in progress on December 31, 2013 (R$5,067 million in December 2012), and the major projects are located in the following municipalities:

	December 31, 2013	December 31, 2012
São Paulo	3,201	2,582
Praia Grande	294	279
Peruíbe	267	253
Itanhaém	215	203
Guarujá	196	173
Other	2,325	1,577

Total	6,498	5,067

(l)          Amortization of intangible assets

The amortization average rate totaled 3.9% in 2013, 4.0% in 2012 and 4.3% in 2011.

(m)     Software license

Software license is capitalized based on the costs incurred to acquire software and make them ready for use. In the first quarter of 2013, the Company started to implement an integrated business management solution (ERP system), where the implementation of administrative/financial module is estimated for July 1, 2014 and the commercial module for March 1, 2015.

14           Property, Plant and Equipment

(a)         Balance sheet balances

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2013			December 31, 2012 Restated
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	88,332	-	88,332	88,328	-	88,328
Buildings	54,187	(30,233)	23,954	56,339	(30,778)	25,561
Equipment	202,498	(130,665)	71,833	191,202	(121,569)	69,633
Transportation equipment	13,856	(5,961)	7,895	13,882	(7,267)	6,615
Furniture and fixtures	17,060	(10,239)	6,821	16,203	(10,016)	6,187
Other	1,201	(540)	661	1,109	(723)	386
	377,134	(177,638)	199,496	367,063	(170,353)	196,710

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(b)      Changes

	December 31, 2012 Restated	Additions	Transfer	Write-offs anddisposals	Depreciation	December 31, 2013
Land	88,328	-	4	-	-	88,332
Buildings	25,561	-	(133)	(216)	(1,258)	23,954
Equipment	69,633	24,678	(1,358)	(350)	(20,770)	71,833
Transportation equipment	6,615	4,096	(1,795)	-	(1,021)	7,895
Furniture and fixtures	6,187	1,458	(5)	(59)	(760)	6,821
Other	386	511	(226)	-	(10)	661
	196,710	30,743	(3,513)	(625)	(23,819)	199,496

	December 31, 2011 Restated	Additions	Transfer	Write-offs and disposals	Depreciation	December 31, 2012 Restated
Land	109,303	-	(20,349)	(626)	-	88,328
Buildings	9,432	-	18,768	(873)	(1,766)	25,561
Equipment	60,217	11,829	16,825	(510)	(18,728)	69,633
Transportation equipment	1,491	4,572	1,427	(7)	(868)	6,615
Furniture and fixtures	97	976	5,429	(41)	(274)	6,187
Other	1,045	-	(498)	-	(161)	386
	181,585	17,377	21,602	(2,057)	(21,797)	196,710

	January 1, 2011 Restated	Additions	Transfer	Write-offs and disposals	Depreciation	December 31, 2011 Restated
Land	119,567	-	(10,264)	-	-	109,303
Buildings	12,031	-	(287)	(3)	(2,309)	9,432
Equipment	71,466	9,858	-	(1,333)	(19,774)	60,217
Transportation equipment	1,661	1,002	-	(4)	(1,168)	1,491
Furniture and fixtures	453	961	-	(7)	(1,310)	97
Other	1,206	174	-	-	(335)	1,045
	206,384	11,995	(10,551)	(1,347)	(24,896)	181,585

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(c)      Depreciation

The Company reviews the depreciation rates annually, as follows: buildings - 2%; equipment- 10%; transportation equipment - 10% and furniture, fixture and equipment - 6.7%. Lands are not depreciated.

The depreciation average rate was 11.4%, in 2013, 9.8% in 2012 and 9.9% in 2011.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

15           Loans and Financing

Loans and financing outstanding balance	December 31, 2013			December 31, 2012 Restated
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
LOCALCURRENCY
Banco do Brasil	100,497	-	100,497	380,631	100,306	480,937
10th issue debentures	37,171	220,109	257,280	36,459	252,166	288,625
11th issue debentures	-	-	-	472,500	535,949	1,008,449
12th issue debentures	22,727	476,702	499,429	-	499,511	499,511
14th issue debentures	20,079	269,862	289,941	-	284,649	284,649
15th issue debentures	-	820,887	820,887	-	791,451	791,451
16th issue debentures	-	499,434	499,434	-	499,457	499,457
17 thissue debentures	-	1,027,925	1,027,925	-	-	-
18 th issue debentures	-	160,859	160,859	-	-	-
Brazilian Federal Savings Bank - CEF	83,267	959,853	1,043,120	116,867	918,756	1,035,623
Brazilian Development Bank - BNDES	-	-	-	4,154	-	4,154
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,309	81,546	97,855	16,309	97,855	114,164
Brazilian Development Bank - BNDES PAC	9,370	79,644	89,014	8,447	80,244	88,691
Brazilian Development Bank - BNDES PAC II 9751	2,308	29,192	31,500	-	6,500	6,500
Brazilian Development Bank - BNDES PAC II 9752	-	20,400	20,400	-	13,000	13,000
Brazilian Development Bank - BNDES ONDA LIMPA	19,230	196,821	216,051	19,230	216,026	235,256
Brazilian Development Bank - BNDES TIETE III	-	98,404	98,404	-	-	-
Leases	-	382,492	382,492	-	215,774	215,774
Others	498	2,431	2,929	763	2,923	3,686
Interest and charges	113,504	-	113,504	89,567	-	89,567
TOTAL IN LOCALCURRENCY	424,960	5,326,561	5,751,521	1,144,927	4,514,567	5,659,494

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Loans and financing outstanding balance	December 31, 2013			December 31, 2012 Restated
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
FOREIGNCURRENCY
Inter-American Development Bank - IDB713 US$100,391 thousand (US$125,488thousand in December 2012)	58,794	176,382	235,176	51,287	205,149	256,436
Inter-American Development Bank -IDB 896 US$8,333 thousand (US$11,111thousand in December 2012)	6,507	13,014	19,521	5,677	17,029	22,706
Inter-American Development Bank - IDB 1212 US$123,337 thousand (US$133,615thousand in December 2012)	24,077	264,854	288,931	21,003	252,040	273,043
Inter-American Development Bank - IDB 2202 US$243,687 thousand (US$147,080 thousand in December 2012)	-	564,443	564,443	-	296,276	296,276
International Bank for Reconstruction and Development -IBRD –US$37,335 thousand (US$26,864 thousand in December 2012)	-	87,077	87,077	-	54,492	54,492
Eurobonds - US$140,000 thousand (US$140,000 thousand in December 2012)	-	327,640	327,640	-	285,655	285,655
Eurobonds - US$350,000 thousand (US$350,000 thousand in December 2012)	-	813,650	813,650	-	708,076	708,076
JICA 15–¥ 18,438,880 thousand (¥ 19,591,310 thousand in December 2012)	25,733	386,007	411,740	27,335	437,371	464,706
JICA 18 – ¥16,578,560 thousand (¥17,614,720 thousand in December 2012)	23,137	346,733	369,870	24,578	392,894	417,472
JICA 17-¥450,484 thousand (¥ 324,213 thousand in December 2012)	-	9,704	9,704	-	7,524	7,524
JICA 19-¥6,036,325 thousand(¥ 5,407 thousand in December 2012)	-	134,010	134,010	-	1	1
BID 1983AB - US$178,173 thousand (US$202,115 thousand in December 2012)	56,087	359,059	415,146	48,926	361,587	410,513
Interest and charges	21,645	-	21,645	18,861	-	18,861
TOTAL IN FOREIGN CURRENCY	215,980	3,482,573	3,698,553	197,667	3,018,094	3,215,761
TOTAL LOANS AND FINANCING	640,940	8,809,134	9,450,074	1,342,594	7,532,661	8,875,255

Exchange rateon December 31, 2013 US$2.34260; ¥0.022330 (US$2.0435; ¥0.023720 on December 31, 2012)

On December 31, 2013, the Company did not record balances of loans and financing raised in 2013 to mature within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	GUARANTEES	MATURITY	ANNUAL INTEREST RATES	FOREIGN EXCHANGE ADJUSTMENT
LOCALCURRENCY
Banco do Brasil	SÃO PAULO STATE GOVERNMENT AND OWN FUNDS	2014	8.50%	TR
10th issue debentures	OWN FUNDS	2020	TJLP +1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12th issue debentures	OWN FUNDS	2025	TR + 9.5%
14th issue debentures	OWN FUNDS	2022	TJLP +1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15th issue debentures	OWN FUNDS	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
16th issue debentures	OWN FUNDS	2015	CDI + 0.30% to 0.70%
17 th issue debentures	OWN FUNDS	2023	CDI +0.75 (series 1) and 4.5% (series 2) and+4.75% (series 3)	IPCA (series 2 and 3
18 th issue debentures	OWN FUNDS	2024	TJLP + 1.92% (series 1 and 3)and 8;25% (series 2)	IPCA (series 2)
Brazilian Federal Savings Bank	OWN FUNDS	2013/2032	6.8% (weighted)	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	OWN FUNDS	2019	2.5% + TJLP
Brazilian Development Bank - BNDES PAC	OWN FUNDS	2023	2.15% + TJLP
Brazilian Development Bank - BNDES PAC II 9751	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	OWN FUNDS	2025	1.92% + TJLP
Brazilian Development Bank - BNDES TIETE III	OWN FUNDS	2025	1.66% + TJLP
Leases		2035	7.73% to 10.12%	IPC
Others	OWN FUNDS	2018/2025	12%	TR

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	GUARANTEES	MATURITY	ANNUAL INTEREST RATES	FOREIGN EXCHANGE ADJUSTMENT
FOREIGN CURRENCY
Inter-American Development Bank - IDB 713 - US$100,391 thousand	FEDERAL GOVERNMENT	2016	2.30%	US$
Inter-American Development Bank - IDB 896 - US$8,333 thousand	FEDERAL GOVERNMENT	2017	3.00%	US$
Inter-American Development Bank - IDB 1212 - US$123,337 thousand	FEDERAL GOVERNMENT	2025	2.58%	US$
Inter-American Development Bank - IDB 2202 - US$243,687 thousand	FEDERAL GOVERNMENT	2035	1.14%	US$
International Bank for Reconstruction and Development - IBRD US$37,335 thousand	FEDERAL GOVERNMENT	2034	0.45%	US$
Eurobonds – US$140,000 thousand	-	2016	7.50%	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥18,438,880 thousand	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 18– ¥16,578,560 thousand	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 17– ¥450,484 thousand	FEDERAL GOVERNMENT	2035	1.2% and 0.01%	Yen
JICA 19– ¥6,036,325 thousand	FEDERAL GOVERNMENT	2037	1.7% and 0.01%	Yen
BID 1983AB – US$178,173 thousand	-	2023	2.49% to 2.99%	US$

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(i)  Payment schedule – accounting balances

	2014	2015	2016	2017	2018	2019	2020 to 2036	TOTAL
IN LOCALCURRENCY
Banco do Brasil	100,497	-	-	-	-	-	-	100,497
Debentures	79,977	713,121	355,437	376,069	550,360	613,341	867,450	3,555,755
Brazilian Federal Savings Bank	83,267	61,953	61,721	64,692	68,345	72,450	630,692	1,043,120
BNDES	47,217	49,386	56,018	58,073	58,073	58,074	226,383	553,224
Leasing	-	-	-	-	-	-	382,492	382,492
Other	498	561	632	713	525	-	-	2,929
Interest and other charges	113,504	-	-	-	-	-	-	113,504
TOTAL IN LOCALCURRENCY	424,960	825,021	473,808	499,547	677,303	743,865	2,107,017	5,751,521
IN FOREIGN CURRENCY
IDB	89,378	89,378	89,378	112,916	54,123	54,123	618,775	1,108,071
IBRD	-	-	-	-	-	2,915	84,162	87,077
Eurobonds	-	-	327,640	-	-	-	813,650	1,141,290
JICA	48,870	48,871	48,871	49,143	49,415	56,701	623,453	925,324
IDB 1983AB	56,087	56,087	56,087	56,087	55,727	41,446	93,625	415,146
Interests and other charges	21,645	-	-	-	-	-	-	21,645
TOTAL IN FOREIGN CURRENCY	215,980	194,336	521,976	218,146	159,265	155,185	2,233,665	3,698,553
TOTAL LOANS AND FINANCING	640,940	1,019,357	995,784	717,693	836,568	899,050	4,340,682	9,450,074

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(a)         Debentures

Balance is stated net of funding costs in the amount of R$6,402 (2012 – R$8,586), which will be amortized during the same maturity period of each contract.

(i)                New loans and financing

Debentures (17th issue)

On January 15, 2013, the Company conducted the 17th issue of unsecured non-convertible debentures, in three series, for tender offer, pursuant to CVM Rule nº 400/2003, in the total amount of R$1,000,000, amount of 100,000 debentures, in three series, unit value of R$ 10, the characteristics of which are the following:

	Number	Adjustment	Interest rates	Payment of interest	Amortization	Maturity

1st series	42,468	-	DI+ 0.75% p.a.	Semiannual (January and July)	Annual (as of January 2016)	January/2018
2nd series	39,523	IPCA	4.50%p.a.	Annual (January)	Annual (as of January 2019)	January/2020
3rd series	18,009	IPCA	4.75%p.a.	Annual (January)	Annual (as of January 2021)	January/2023

Funds deriving from funding by means of the 17th Issue of Debentures were exclusively allocated, as follows: R$500,000 for the settlement of financial commitments falling due in 2013 and R$500,000 for the early redemption of other Company’s debts.

Debentures (18th issue)

As of October 15, 2013,the Company issued 100 debentures, subscribed exclusively by the Brazilian Development Bank (BNDES). These debentures were distributed in three nonconvertible series, at the unit value of R$2,753.70, totaling R$275,370. BNDES subscribed and settled the 1st and 2nd series, totaling  58 debentures of 100 estimated, on December 16, 2013, in the amount of R$159,715. The 3rd series of 42 debentures shall be subscribed in 2015.

The 1st and 3rd series have a total term of 132 months with 36-month grace period and will accrue long-term interest rates (TJLP) + 1.92% p.a. The 2nd series has a total term of 133 months with 37-month grace period, as of October 15, 2014 and will accrue a rate of 8.25% p.a. + IPCA.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	Amount	Adjustment	Interest	Interest payment	Amortization	Maturity

Series 1	28	-	TJLP + 1.92% p.a.	Quarterly to October 2016 and monthly from then on	Monthly (from November 2016)	October 2024
Series 2	30	IPCA	8.25% p.a.	Annual	Annual (from November 2017)	November 2024
Series 3	42	-	TJLP + 1.92% p.a.	Quarterly to October 2016 and monthly from then on	Monthly (from November 2016)	October 2024

The funds will reimburse expenditures in water supply and sewage systems, comprising the following projects: ETA Rio Grande, Litoral Norte, Vale do Paraíba and Mantiqueira and Bacia do Piracicaba - Capivari - Jundiaí (PCJ), in addition to supporting part of SABESP’s losses reduction program.

The early amortization, fully or partially, of the subscribed debentures, when authorized by BNDES and/or BNDESPAR, shall always occur jointly, observing the proportionality between the outstanding balances of Series 1, 2 and 3 Debentures of all issues. The agreement does not include a premium due to early amortization.

(ii)             Payments

Debentures (11th issue)

On March 1, 2013, the Company fully redeemed the 11th issue of debentures, in the amount of R$1,060,428, R$1,012,500 referring to the principal and R$47,928 referring to interest rates and premium.

(iii)           Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Applicable to the 10th issue, 14th issue and 18th issue:

Calculated every quarter, upon the disclosure of interim or annual financial statements:

- Adjusted Ebitda / Adjusted net operating income: equal or higher than 38%.

- Adjusted Ebitda / Adjusted financial expenses: equal to or higher than 2.35.

- Adjusted net debt / Adjusted Ebitda: equal to or lower than 3.65.

For these issues, in the assumption of non-compliance with the levels established in the Financial Commitments, the Company shall within ninety (90) days, as of the debenture holders’ written notice, create additional guarantees, accepted by debenture holders, under the penalty of declaring the early maturity of the agreement.

The agreements also have a cross default clause, i.e., the early maturity of any of the Company’s debts, the amount of which may anyhow compromise the settlement of its obligations provided for in the indenture deed shall imply the early maturity of this agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Applicable to the 12th issue:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by the Company that are recorded in current liabilities) higher than 1.0.

- EBITDA to paid financial expenses ratio equal to or higher than 1.5.

Noncompliance with these obligations only will be characterized when verified in its interim financial statements, during at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period.

In case of noncompliance with the covenants, the trustee should call an extraordinary debenture holders' meeting within 48 hours from the acknowledgement of the noncompliance to resolve on the declaration of early maturity of the debentures.

The agreements have a cross default clause, i.e. the early maturity of any of the Company’s debts, equal to or exceeding R$50 million, adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may anyhow compromise the settlement of the Company’s monetary obligations arising from the Issue, shall imply the early maturity of this agreement.

Applicable to the 15th issue, 16th issue and 17th issue:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted total Debt/Ebitda: lower than or equal to 3.65; and

- Ebitda/Paid financial expenses: equal to or higher than 1.5.

Non-compliance with the covenant clauses, during, at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period shall result in the early maturity of the agreement.

The agreements have a cross default clause, i.e., the early maturity of any of the Company’s debts, equal to or exceeding R$90 million adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may compromise the settlement of the Company’s monetary obligations arising from the Issue.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

 (b)     Brazilian Federal Savings Bank - CEF

The guarantee of the agreements is the partial binding of the collection deriving from the payment of water and sewage tariffs to the debt total amount. For the agreements executed, a reserve account is also recorded with balance not lower than the amount corresponding to the amortization of principal and debt ancillary payment.

(i)     Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

-       AMD – Performance Improvement Agreement (*)

-       Cross default clause, i.e., the early maturity of any of the Company’s debts, due to contractual default, the occurrence of which may anyhow compromise the settlement of its monetary obligations deriving from these contracts shall imply the early maturity.

(c)      BNDES

Balance is stated net of funding costs in the amount of R$531 (2012 – R$317), which will be amortized during the same maturity period of each contract.

(i)                New loans and financing

BNDES TIETÊ III

Contract 12.2.1381. 1 – Entered into in February 2013, totaling  R$1,350,000, for the purpose of financing part of the Company's contribution to the Tietê River Pollution Abatement Project - Stage III, financed by the Inter-American Development Bank (IDB). The contract aims at implementing collectors, interceptors, collection networks and residential sewer connections, and expand the sewage treatment capacity in the metropolitan region of São Paulo. Total term is 180 months, with 36-month grace period and the first disbursement occurred on December 27, 2013.

Interest - TJLP limited to 6% p.a., plus a 3% p.a. spread, paid quarterly during the grace period and monthly in the repayment period. The TJLP portion exceeding 6% p.a. will be added to the debt outstanding balance.

Loans are collateralized by part of revenues from the provision of water and sewage services.

(ii)             Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Applicable to Baixada Santista, PAC, Onda Limpa, PAC II 9751, PAC II 9752:

-                      AMD – Performance Improvement Agreement (*)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Applicable to Baixada Santista, PAC, Onda Limpa, PAC II 9751, PAC II 9752, Tietê III and PAC 2012/2013:

Calculated every quarter upon the disclosure of interim or annual financial statements:

.    Adjusted Ebitda / Adjusted net operating income: equal to or higher than 38%.

.    Adjusted Ebitda / Adjusted financial expenses: equal to or higher than 2.35.

.    Adjusted net debt / Adjusted Ebitda: equal to or lower than 3.65;

In the event the levels set out in the Financial Commitments are not met, the Company within ninety (90) days as of the date of BNDES’ written notice, shall create additional guarantees accepted by BNDES, under the penalty of suspending the funds and where applicable, declare the early maturity of the agreement.

Onda Limpa agreement has a cross default clause, i.e., the early maturity of any of the Company’s debt, due to contractual default the amount of which may anyhow compromise the settlement of its obligations deriving from this agreement, shall imply the early maturity of this agreement.

(*) AMD - Performance Improvement Agreement, calculated on a quarterly basis, upon the disclosure of the interim or annual financial statements;

According to the Normative Ruling no. 05 of January 22, 2008, the agreements which are purpose of investment funds, having as source of fund, the Government Severance Indemnity Fund for Employees (“FGTS”) or Worker Support Fund (“FAT”), which go through a selection process of the Ministry of Cities, shall maintain a valid Performance Improvement Agreement (“AMD”) with financial and operational ratios targets, yearly projected for the following 5 years, based on the average of the last two years.

The Performance Improvement Agreement, dated May 28, 2007 and amended in August 2012, was signed between SABESP and the federal government and Federal Savings Banks and BNDES as intervening parties. According to this agreement, the Company shall comply with, at least, four of eight operational and financial ratios, stipulated for the period between 2012 and 2016. If we fail to comply with five of these ratios, the Federal Savings Bank and BNDES may suspend the disbursements and we would be prevented from executing any other credit facility agreement with these institutions, until new targets are negotiated. The possibility of renegotiating the targets, if necessary, is foreseen.

On March 14, 2013, through the Normative Ruling no. 06, the Ministry of Cities revoked the Normative Instruction no. 05 of January 22, 2008, which regulates the Performance Improvement Agreement. Pursuant to Article 2 of the Normative Instruction no. 06, the AMDs signed until March 14, 2013 shall remain valid until the expiration date of their related effectiveness period, not being necessary to execute or renegotiate the AMD in new contracts.

(d)         Leasing

The Company has lease agreements signed as Assets Lease. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion. Works are estimated to be concluded in 2014 and 2015.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

On August 31, 2013, the operation of SES Campo Limpo Paulista and Várzea Paulista started and the corresponding amount on December 31, 2013 is R$144,384.

(e)  Eurobonds

Balance is stated net of funding costs in the amount of R$6,584 (R$7,584 in 2012), which will be amortized during the same maturity period of the contract.

(i)                Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

Restrict the funding of new debts so that:

.    adjusted total debt to EBITDA does not exceed 3.65;

.    the Company's debt service coverage ratio, determined on the date this debt was incurred, shall not be lower than 2.35.

Noncompliance with covenants will accelerate the maturity of the contract.

The agreement has a cross default clause, i.e., the early maturity of any indebtedness in view of the Company’s loans or any of its Subsidiaries with a total principal amount of US$ 25,000,000.00 or more (or its corresponding amount in other currencies) shall imply this agreement’s early maturity.

(f)          Inter-American Development Bank (IDB)

Balance is stated net of funding costs amounting to R$6,418 (R$4,281 in 2012), which will be amortized during the same maturity period of each contract.

(i)                Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

.    Loan agreements 713, 896 and 1212 - Tariffs must: (a) produce revenues sufficient to cover the system's operating expenses, including administrative, operating, maintenance, and depreciation expenses; (b) provide a return on property, plant, and equipment no less than 7%; and (c) during project execution, the balances of current loans must not exceed 8.5% of total equity.

Noncompliance with covenants will accelerate the maturity of the contract.

The agreement has a cross default clause among IDB agreements (same financial bank), i.e., the early maturity will occur in the event of failure to comply with any obligation therewith or any other agreement signed with IDB related to project finance.

(g)         Japan International Cooperation Agency - JICA

Balance is stated net of funding costs amounting to R$1,466 (R$653 in 2012), which will be amortized during the same maturity period of each contract.

(h)         AB Loan (IADB 1983AB)

The balance stated is net of funding costs amounting to R$2,243 (R$2,509 in 2012), which will be amortized during the same maturity period of each contract.

(i)                Covenants

The Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- The Company’s ratio of debt service coverage, determined on a consolidated basis, must be higher than or equal to 2.35; and

- Total adjusted debt over Ebitda, determined on a consolidated basis, must be lower than or equal to 3.65.

The agreement has a cross default clause, i.e., if a Default Event occurs and continues (whether voluntarily or involuntarily, whether resulting from the effect of any applicable laws or according to with due to any act or omission to act by any Authority or another one), the IDB through notification to the Borrower may order the early maturity of loan or part of it as specified in the notice (including accrued interest rates) and all other obligations are overdue and shall be promptly payable.

(i)          International Bank for Reconstruction and Development - IBRD

Balance is stated net of funding costs amounting to R$384 (R$405 in 2012), which will be amortized during the same maturity period of each contract.

(j)          Covenants

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2013 and 2012, the Company had met the requirements set forth by its loan and financing agreement.

(k)      Loans and financing – Credit Limited

Brazilian Federal Savings Bank

On December 2, 2013 SABESP formalized with the Brazilian Federal Savings Bank the taking out of nine credit facility operations under the PAC (Growth Acceleration Program) modality. The funds derive from the Sanitation for All Program, selection of the Ministry of Cities – PAC 2012/2013. Total investment is R$1.31 billion, R$1.23 billion to be financed by the Brazilian Federal Savings Bank and R$ 80 million with SABESP’s consideration. Funds will be used in the works of Tietê Project and the Metropolitan Water Program. Total term of up to 24 years, with 4-year grace period, depending on the loan operation and financial charges of TR + 7.7% p.a.

BNDES PAC 2012/2013

Contract 13.2.1060. 1 – On December 5, 2013, SABESP formalized with the Brazilian Development Bank (BNDES) the taking out of a credit facility. Funds derive from FAT – Worker  Support Fund, selection of Ministry of Cities for the 2012 and 2013 fiscal years. Total investments are R$462 million, R$415.8 million to be financed by BNDES and R$46.2 million with SABESP’s consideration. Funds will be used in the works of the Metropolitan Water Program. Total term of 144 months, 36-month grace period and long-term interest rates (TJLP) financial charges + 1.66% p.a.

SABESP in order to comply with its investment plan prepares on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

Agent	December 31, 2013
(in millions of reais (*))
Brazilian Federal Savings Bank	2,265
Japan International Cooperation Agency – JICA	744
Inter-American Development Bank – IDB	835
Brazilian Development Bank - BNDES	2,020
International Bank for Reconstruction and Development - IBRD	147
Others	48
TOTAL	6,059

(*)Exchange rate as of 12/31/2013. (US$1.00 = R$2.3426; ¥ 1.00 = R$0.02233).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

16           Taxes and contributions

(a)         Current assets

	December 31, 2013	December 31, 2012 Restated
Recoverable taxes
Income tax and social contribution	79,548	100,225
Withholding income tax (IRRF) on financial investments	2,437	14,302
Other federal taxes	4,764	3,238
Other municipal taxes	656	656
Total recoverable taxes	87,405	118,421

The reduction of balance under item “Recoverable Taxes” is mainly due to the lower balance of income tax and social contribution recoverable in 2013 and decrease of IRRF provision on financial investments, due to the concentration of investment funds, where half-yearly (May and November), the taxes on the balance of financial investments shall be collected.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(b)         Currentliabilities

Taxes and contributions payable	December 31, 2013	December 31, 2012 Restated
Cofins and Pasep	21,797	46,576
Paes (tax debt refinancing program)	-	19,011
INSS (Social Security contribution)	30,822	29,401
IRRF (withholding income tax)	39,330	41,588
Other	23,433	16,134
Total	115,382	152,710

The reduction of taxes payable from current liabilities mainly derives from the recovery of 2012 Cofins and Pasep credit and payment of Paes in the year.

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No 10,684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The original amount included in PAES was R$316,953:

The tax debt related to PAES (Special Installment Payment) was fully paid in 120 months, the last installment of which was paid on June 28, 2013. The amounts paid in 2013, 2012 and 2011 were R$19,164, R$37,421 and R$36,091, respectively, and financial expenses of R$153, R$1,353 and 2,761, respectively. There is no outstanding balance as of December 31, 2013. There are no restrictions to the assets offered as guarantee in previous REFIS, totaling R$249,034, which still guaranteed the amounts in the PAES program, pursuant to the Law nº 9532 of December 10, 1997, since tax credits included in referred program were extinguished with the payment of final installment.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

17           Deferred Taxes and Contributions

(a)                Balance sheetbalances

	December 31, 2013	December 31, 2012 Restated
Deferred taxesassets
Provisions	506,568	512,107
Pension obligations – G0 (1)	85,271	85,271
Pension obligations – G1	215,187	193,125
Actuarial gain/loss –G1 Plan	(32,405)	9,405
Donations of underlying assets on concession agreements	43,901	41,312
Allowance for loan losses	172,482	162,670
Other	87,266	97,425
Total deferred tax assets	1,078,270	1,101,315

Deferred taxes liabilities
Temporary difference on concession intangible assets	(595,285)	(650,093)
Capitalization of borrowing costs	(200,343)	(158,298)
Revenue – government entities	(81,711)	(77,827)
Other	(86,901)	(69,795)
Total deferred tax liabilities	(964,240)	(956,013)

Deferred tax asset, net	114,030	145,302

(1)    Refers to the installment of R$250,798 from accounts receivable adjustment (GESP), which was accrued as loss in previous years.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(b)      Realization

	December 31, 2013	December 31, 2012 Restated
Deferred taxes assets
to be recovered within 12 months	216,515	176,604
to be recovered after one year	861,755	924,711
Total deferred tax asset	1,078,270	1,101,315
Deferred taxes liabilities
within 12 months	(37,126)	(38,267)
after one year	(927,114)	(917,746)
Total deferred tax liabilities	(964,240)	(956,013)
Deferred tax assets	114,030	145,302

(c)   Changes

Deferred taxes assets	December 31, 2012 Restated	Net Variation	December 31, 2013
Provisions	512,107	(5,539)	506,568
Pension obligations – G0	85,271	-	85,271
Pension obligations – G1	193,125	22,062	215,187
Actuarial gain/loss –G1	9,405	(41,810)	(32,405)
Donations of underlying assets on concession agreements	41,312	2,589	43,901
Credit losses	162,670	9,812	172,482
Other	97,425	(10,159)	87,266
Total	1,101,315	(23,045)	1,078,270

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Deferred taxes liabilities	December 31, 2012 Restated	Net variation	December 31, 2013
Temporary difference on concession intangible assets	(650,093)	54,808	(595,285)
Capitalization of borrowing costs	(158,298)	(42,045)	(200,343)
Revenue – government entities	(77,827)	(3,884)	(81,711)
Other	(69,795)	(17,106)	(86,901)
Total	(956,013)	(8,227)	(964,240)

Deferred tax asset, net	145,302	(31,272)	114,030

Deferred taxes assets	January 1, 2012 Restated	Net variation	December 31, 2012
Provisions	575,473	(63,366)	512,107
Pension obligations – G0	85,271	-	85,271
Pension obligations - G1	180,018	13,107	193,125
Actuarial gains(losses)– G1	(35,323)	44,728	9,405
Donations of underlying assets on concession agreements	38,213	3,099	41,312
Credit losses	135,223	27,447	162,670
Other	77,175	20,250	97,425
Total	1,056,050	45,265	1,101,315

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Deferred taxes liabilities	January 1, 2012 Restated	Net variation	December 31, 2012
Temporary difference on intangible asset concession	(692,210)	42,117	(650,093)
Capitalization of borrowing costs	(101,507)	(56,791)	(158,298)
Profit on supply to governmental agencies	(76,773)	(1,054)	(77,827)
Other	(42,957)	(26,838)	(69,795)
Total	(913,447)	(42,566)	(956,013)

Deferred tax assets, net	142,603	2,699	145,302

	December 31, 2013	December 31, 2012 Restated	December 31, 2011 Restated
Opening balance	145,302	142,603	68,533
Net changes in the year:
- corresponding entry in the statement of income	10,538	(42,029)	99,966
- corresponding entry in other comprehensive income	(41,810)	44,728	(25,896)
Total change	(31,272)	2,699	74,070
Closing balance	114,030	145,302	142,603

(d)              Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

	2013	2012 Restated	2011 Restated
Profit before income taxes	2,655,599	2,547,672	1,879,004
Statutory rate	34%	34%	34%

Estimated expenses at statutory rate	(902,904)	(866,208)	(638,861)
Tax benefits from interest on shareholders’ equity	182,596	252,355	122,170
Permanent difference
Provision Law 4,819/58 (i)	(33,279)	(32,514)	(33,559)
Donations	(12,218)	(11,447)	(13,692)
Recovery of tax credits	-	-	37,858
Other differences	33,765	22,042	28,026

Income tax and social contribution	(732,040)	(635,772)	(498,058)

Current income tax and social contribution	(742,578)	(593,743)	(598,024)
Deferred income tax and social contribution	10,538	(42,029)	99,966
Effective rate	28%	25%	27%

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(i)           Permanent difference related to the provision for actuarial liability (Note 9 (vii)).

(e)      Transition Tax Regime(RTT)

For the purposes of calculating the income tax and the social contribution related to 2010 and 2009, the Company opted to adopt the Transition Tax Regime (RTT), which allow eliminate the accounting effects of the Law 11,638/07 and the Provisional Measure 449/08, converted into Law No. 11,941/2009, by the registers in the fiscal books – LALUR and auxiliary controls, without any modification in the bookkeeping.

The Company has been adopting the same tax practices since 2008, as RTT started to be mandatory and will be effective until the effectiveness of law ruling the tax effects of new accounting methods, seeking the tax neutrality.

(f)      Provisional Measure 627/2013

On November 11, 2013, the Provisional Measure 627 was issued, altering the federal tax laws on the Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), PIS/PASEP Contribution and Contribution of Social Security Financing (Cofins). This Provisional Measure revokes the Transitory Tax Regime (RTT), enacted by Law 11941/09 and also provides for the taxation of legal entity domiciled in Brazil, referring to the equity addition deriving from the profit sharing earned abroad by subsidiaries and associated companies and profit earned by individual residing in Brazil by means of foreign subsidiary. This provisional measure allows the possibility of adopting its effects in the 2014 calendar year.

The Company prepared a study of potential effects of applying the Provisional Measure 627/2013 and the Normative Ruling 1,397/2013 and concluded that they do not result in relevant effects on its operations and its financial statements for the fiscal year ended December 31, 2013, based on the best interpretation of current wording of the Provisional Measure. The eventual conversion of Provisional Measure 627/2013 into Law may result in altering the Company’s conclusion, if the final text results in changes not envisaged in the Provisional Measure and altering current taxation to which the Company is subject. The Company is awaiting the conversion of referred Provisional Measure into Law, so that it may decide on its early adoption or not, as per final wording to be enacted.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

18           Provisions

(a)   Lawsuits with probable likelihood of loss

(i) Balance sheetbalances

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits based on the legal right to offset, are as follows:

	Provisions	Escrowdeposits	December 31, 2013	Provisions	Escrowdeposits	December 31, 2012 Restated
Customer claims (i)	621,999	(110,384)	511,615	652,663	(131,408)	521,255
Supplier claims (ii)	340,100	(183,606)	156,494	290,593	(175,437)	115,156
Other civil claims (iii)	129,400	(11,965)	117,435	169,513	(4,978)	164,535
Tax claims (iv)	59,659	(1,956)	57,703	71,141	(3,056)	68,085
Labor claims (v)	156,060	(1,614)	154,446	173,227	(1,529)	171,698
Environmental claims (vi)	182,689	-	182,689	149,061	(636)	148,425

Total	1,489,907	(309,525)	1,180,382	1,506,198	(317,044)	1,189,154

Current	631,374	-	631,374	565,083	-	565,083
Noncurrent	858,533	(309,525)	549,008	941,115	(317,044)	624,071

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(ii) Changes

	December 31, 2012 Restated	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2013
Customer claims (i)	652,663	109,920	106,094	(101,710)	(144,968)	621,999
Supplier claims (ii)	290,593	17,126	45,328	(2,968)	(9,979)	340,100
Other civil claims (iii)	169,513	31,022	26,517	(9,175)	(88,477)	129,400
Tax claims (iv)	71,141	2,506	7,981	(6,320)	(15,649)	59,659
Labor claims (v)	173,227	75,842	22,284	(80,670)	(34,623)	156,060
Environmental claims (vi)	149,061	44,519	10,360	(660)	(20,591)	182,689
Subtotal	1,506,198	280,935	218,564	(201,503)	(314,287)	1,489,907
Escrowdeposits	(317,044)	(34,318)	(17,391)	24,319	34,909	(309,525)
Total	1,189,154	246,617	201,173	(177,184)	(279,378)	1,180,382

(b)      Lawsuits with possible likelihood of loss

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed by Management whose chances of loss are possible and are not recorded as accruals. Liability contingencies, classified as possible loss, are represented as follows:

	December 31, 2013	December 31, 2012 Restated

Customer claims (i)	737,800	862,100
Supplier claims (ii)	1,071,000	775,200
Other civil claims (iii)	422,400	362,000
Tax claims (iv)	570,700	490,900
Labor claims (v)	278,700	190,000
Environmental claims (vi)	163,900	116,300

Total	3,244,500	2,796,500

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

 (c)      Explanation on the nature of main classes of lawsuits

(i)                Customer claims

Approximately 1,380 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 720 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable. The R$9,640 decrease in the lawsuits classified as probable loss (net of escrow deposits) is mainly related to the payments and lawsuits filed during the year and revisions of expectations caused by favorable decisions to the Company in 2013, offset by interest rates, fees and updates of lawsuits in progress. These same revisions of expectations favorable to the Company resulted in a decrease of R$124,300 in the lawsuits with expectation of possible losses.

(ii)             Supplier claims

Suppliers’ claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable. The R$41,338 increase in lawsuits whose likelihood of loss is considered probable (net of escrow deposits) is mainly related to interest, fees and update of lawsuits in progress. The R$295,800 increase in lawsuits whose likelihood of loss is considered possible is related to an increase in the number of lawsuits filed in 2013, as well as interest rates, fees and update of lawsuits in progress.

(iii)           Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, dully accrued when classified as probable losses. The R$47,100 decrease, for lawsuits with probable chances of loss (net of escrow deposits), was due to payments and lawsuits filed occurred in the year and revisions of expectations caused by favorable decisions to the Company during 2013.  The R$60,400 increase in the lawsuits with expectation of possible losses is related to interest rates, fees and update of lawsuits in progress, and an increase in the number of lawsuits filed in 2013.

(iv)            Tax claims

Tax claims refer mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's management, accrued when classified as probable loss. The decrease of R$10,382 in lawsuits with expectation of probable losses (net of escrow deposits) was due to payments and lawsuits filed during the year and revisions of expectations due to favorable decisions to the Company during 2013. The R$79,800 increase in lawsuits with chances of possible losses is related to an increase in the number of lawsuits filed in 2013, and mainly to the remeasurement deriving from lawsuits filed by the municipality of São Paulo, as outlined in item “b” below.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Main lawsuits are the following:

(a) In 2006, the Federal Revenue Service, by means of a tax execution, assessed the Company referring to the tax obligations related to income tax and social contribution for calendar year 2001, and recognized taxes payable adjusted through December 31, 2013 in the amount of R$411,890 (R$389,505 in December 2012). The Company filed a timely objection and will appeal against the tax assessment at administrative level and in courts. Managements considers that the likelihood of loss of this administrative proceeding is approximately 90% considered remote and 10% possible.

(b) The municipality of São Paulo through law revoked the services tax exemption which until them the company withheld and thereafter issued tax deficiency notices related to the sewage service and ancillary activities, in the updated amount of R$307,817 (R$264,627 in December 2012), which currently are subject-matter of Tax Foreclosures, classified by the Management as possible losses. SABESP filed a writ of mandamus against this revocation, which was rejected, and currently is under phase of appealability of Special and Extraordinary Appeals filed. Writs of prevention and actions for annulment were also filed, aiming the suspension of enforceability of credits and the annulment of tax deficiency notices, as it understands that notwithstanding the exemption revocation, the sewage activities and ancillary activities are not included in the list of activities subject to taxation by municipality. The Company’s Management assessed the risk as possible losses.

(c) The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates. The amount involved was adjusted through December 31, 2013 and is estimated at R$50,065 (R$47,498 in December 2012). Management assessed it as a possible loss.

(d) The Company requested an authorization to offset the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of the period of July, August and September 2002 against the amount of IRPJ paid in excess in 1997 and 1998, due to monetary restatement over the financial statements (Law 8.200/91), which was anticipated in 1996 due to an injunction, after excluded by giving up the process and adopted the Provisional Measure 38/02. The Administrative Counsel of Fiscal Resources rejected the credit from 1997. The estimated amount is R$43,689 (R$42,403 in December 2012). The Company’s Management assessed this claim as a possible loss.

(e) On June 23, 2010, the Company and the municipality of São Paulo signed an agreement to provide water supply and sewage services. The negotiation of this agreement led to the extinction of some judicial lawsuits, but others were not part of the referred agreement, and lawsuit proceeds as usual.  The remaining judicial lawsuits considered as possible and probable loss are mainly related to taxes and fines. As of December 31, 2013 the amounts of such judicial lawsuits were R$13,696  and R$62,979 (R$23,882 and R$39,063 in December 2012, respectively.)

(f) In 2005, the Federal Revenue Service partially rejected the Company´s request of offsetting tax credits related to the Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) in the amount of approximately R$56,118, and R$8,659, respectively, which relate to the period from January to April 2003, for which the Company offset prior year IRPJ and CSLL negative balances. The amounts not ratified by the authority of IRPJ and CSLL are R$11,164 and R$698, totaling R$11,862 million. As the Company obtained a partial favorable decision on this matter, the Company´s legal advisors believe likelihood of loss amounts to R$6,999 (R$6,782 in December 2012) and R$1,194 (R$1,157 in December 2012) are possible and probable, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(g) SABESP filed two writs of mandamus pleading the declaration of unconstitutional municipal law that levies the collection of taxes deriving from the use of public areas in the water and sewage network installation for the rendering of basic sanitation public utilities. The first writ of mandamus was partially granted relief, but will not have any effect because municipal laws were revoked and the second writ of mandamus awaits judgment on the municipality’s appeal, as this writ of mandamus was granted relief suspending the collection for the use of urban soil and tendering of collateral. The Management assessed the risk as possible loss, but it was not possible to estimate the amount involved, as it would be necessary to know the extension of water and sewage networks and other equipment installed in the municipality’s urban soil (public areas), as well as define the amount of related property based on the length applied.

(v)                Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable. The Company recognized a provision for claims which likelihood of loss is considered probable. The R$17,252 decrease in lawsuits with probable chances of losses (net of escrow deposits) is chiefly due to payment and lawsuits filed occurred in 2013. The R$88,700 increase in the lawsuits with possible chances of losses is due to the increased number of suits filed in 2013.

(vi)             Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The R$34,264 increase in lawsuits with expectation of probable losses (net of escrow deposits) is mainly related to the complementary estimates of lawsuits in progress. The R$47,600 increase in the lawsuits with possible losses is due to the increase in the number of lawsuits filed in 2013 and the complementary estimates of lawsuits in progress.

Among the main lawsuits the Company is involved, there are four public civil actions the subject-matters of which are: a) sentence SABESP to restrain itself from discharging or releasing sewage without due treatment; b) invest in the water and sewage treatment system of the municipality, under the penalty of paying a fine; c) payment of indemnity due to environmental damages, amongst others. On December 31, 2013, Management classified part of lawsuits as probable chances of losses, in the amount of R$158,135 (R$127,514 in December 2012) and another part as possible losses in the amount of R$124,880 (R$85,081 in December 2012).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(vii)          Settlements reached in 2013

During 2013, the Company settled several legal and administrative proceedings, and most of them totaled R$29,460. Out of this amount, R$28,692 refer to works and R$768 refer to environmental compensations, the later, recorded as “other liabilities”, under the Statement of Financial Position. The accumulated balance on December 31, 2013, referring to these environmental liabilities amounted to R$15,363.

(viii)       Other concession-related legal proceedings

The Company is party in concessions-related proceedings, cases in which it can lose the right of operating water supply and sewage collection services in few municipalities, among which we point out: a) the municipality of Cajobi filed action to recover possession against SABESP, which was granted relief and maintained the municipality in the possession of water and sewage assets and services, with expected probable losses; b) the municipality of Tarumã filed an ordinary action against SABESP, and the operation is maintained but final decision is pending, with expected possible losses; c) The Company filed an ordinary action against the municipality of Santos, the operation is maintained and there is a final decision at the appellate court favorable to SABESP, with expected remote losses; d) The Company filed a lawsuit to recover possession against the municipality of Álvares Florence, and appellate court decision was unfavorable to SABESP; the operation is not maintained with expected probable losses; e) The Company filed an action to recover possession against the municipality of Macatuba aiming with injunction return to the possession of facilities under concession, the injunction was rejected and the operation is not maintained in the municipality up to this present date, with expected possible losses; f) The Company filed an action to recover possession against the municipality of Iperó, which was deemed groundless at trial  and appellate courts. Currently, the Company awaits the acceptance of appeals, with expectation of probable loss; g) The municipality of Embaúba filed a repossession action against SABESP, pleading for injunction to keep it in the possession; the motion was granted relief and complied with on May 20, 2013. The decision was questioned and Sabesp filed an interlocutory appeal against the injunction decision. Both the repossession lawsuit and the injunction decision are pending judgment, with expectation of possible losses.

See information about EMAE lawsuits in Note 9 (c).

19           Employee Benefits

(a)      Health benefit plan

The health benefit plan is managed by Fundação SABESP de Seguridade Social - SABESPREV and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 7.3% (December 31, 2012 – 7.8%) on average, of gross payroll;

.     Participating employees - 3.21% of base salary and premiums, equivalent to 2.2% of payroll, on average.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(b)      Pension plan benefits

	December 31, 2013	December 31, 2012 Restated
Funded plan – G1 (i)
Present value of defined benefit obligations	1,988,912	2,262,440
Fair value of the plan assets	(1,442,164)	(1,657,608)

Net liabilities recognized for defined benefit obligations	546,748	604,832

	December 31, 2013	December 31, 2012 Restated
Unfunded plan – G0 (iii)
Present value of defined benefit obligations	1,780,268	1,987,718

Net liabilities recognized for defined benefit obligations	1,780,268	1,987,718

Liability as per statement of financial position – pension obligations	2,327,016	2,592,550

(*) The decrease of liabilities in 2013 is mainly due to increase in the discount rate from 4.10% and 4.00% in 2012 to 6.36% and 6.46% in 2013, respectively, for G1 and G0 plans.

Pursuant to IAS19, the Company recognizes (gains)/losses under equity, as other comprehensive income, as shown below:

	G1 Plan	G0 Plan	Total
As at December 31, 2013

Actuarial gain/(loss) on obligations	432,426	244,121	676,547

Gains/(losses) on financial assets	(312,857)	-	(312,857)

Other	3,404	-	3,404

Total gains/(losses)	122,973	244,121	367,094

Deferred income tax and social contribution – G1 Plan	(41,810)	-	(41,810)

Other comprehensive income	81,163	244,121	325,284

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	G1 Plan	G0 Plan	Total
As at December 31, 2012

Actuarial gains/(losses) on obligations	(488,956)	(371,035)	(859,991)

Gains/(losses) on financial assets	357,400	-	357,400

Total gains/(losses)	(131,556)	(371,035)	(502,591)

Deferred income tax and social contribution – G1 Plan	44,729	-	44,729

Other comprehensive income	(86,827)	(371,035)	(457,862)

	G1 Plan	G0 Plan	Total
As at December 31, 2011

Actuarial gains/(losses) on obligations	57,583	94,281	151,864

Gains/(losses) on financial assets	18,805	-	18,805

Other	(131)	-	(131)

Total gains/(losses)	76,257	94,281	170,538

Deferred income tax and social contribution – G1 Plan	(25,896)	-	(25,896)

Other comprehensive income	50,361	94,281	144,642

(i)          Plan G1

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Fundação SABESP de Seguridade Social – SABESPREV, the defined benefit plan is sponsored by similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•         1.16% of the portion of the salary of participation up to 20 salaries; and

•         9.88% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2013, SABESP had a net actuarial liability of R$546,748 (R$604,832 on December 31, 2012) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the related assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	2013	2012 Restated
Defined benefit obligation, beginning of the year	2,262,440	1,638,220
Current service cost	27,947	27,764
Interest cost	206,429	176,762
Actuarial (gains)/losses recorded as other comprehensive income	(432,426)	488,956
Benefits paid	(75,478)	(69,262)

Defined benefit obligation, end of the year	1,988,912	2,262,440

Below, the change of fair value of plan assets during the year:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	2013	2012 Restated
Fair value of plan assets, beginning of year	1,657,608	1,203,493
Expected return on the plan assets	151,139	147,548
Expected Company's contributions	10,876	7,411
Expectedparticipants’ contributions	10,876	11,018
Benefits paid	(75,478)	(69,262)
Financial gain (loss) recorded as other comprehensive income	(312,857)	357,400

Fair value of plan assets, end of the year	1,442,164	1,657,608

The amounts recognized in the statement of income are as follows:

	2013	2012	2011
Current service cost	27,947	16,746	13,462
Interest cost rates	206,429	176,762	158,069
Expected return on plan assets	(151,139)	(147,548)	(111,307)
Total recognized in the income statement	83,237	45,960	60,224

In 2013, the expenses related to defined pension plan amounting to R$55,781, R$7,977 and R$19,479, were recorded in operating cost, selling expenses and administrative expenses.

Estimated expenses	2014
Current service cost	30,072
Interest cost rates	54,850
Participants contribution	(20,559)
Total additional expense to be recognized	64,363

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Actuarial assumptions:

	2013	2012	2011

Discount rate – real (NTN-B)	6.36% p.a.	4.10% p.a.	5.75% p.a.
Inflation rate	5.80% p.a.	5.00% p.a.	5.00% p.a.
Expected rate of return on assets	12.53% p.a.	9.30% p.a.	12.53% p.a.
Future salary increase	7.92% p.a.	7.10% p.a.	7.10% p.a.
Mortality table	AT-2000	AT-2000	AT-2000

The number of active participants as of December 31, 2013 was 8,885 (9,283 as of December 31, 2012), and of inactive participants was 6,597 (6,328 as of December 31, 2012).

The benefit to be paid of G1 pension plan, expected for 2014 is R$117,491.

Sensitivity analysis of the defined benefit pension plan as of December 31, 2013 regarding the changes in the main assumptions are:

Funded plan - G1	Change in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$192,978
	Decrease of 1.0%	Increase of R$231,785
Wage increase rate	Increase of 1.0%	Increase of R$62,785
	Decrease of 1.0%	Decrease of R$53,478
Life expectation	Increase of 1 year	Increase of R$34,209
	Decrease of 1 year	Decrease of R$37,988

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

		December 31, 2013	December 31, 2012
Fixed income
- NTNB's		712,017	772,882
- NTNC's		132,265	214,894
- NTNF's		5,858	6,835
Government bonds in own portfolio	(a)	850,140	994,611
Fixed income fund quotas	(b)	80,931	148,005
Private credit investment fund quotas	(c)	78,034	79,852
Total fixed income		1,009,105	1,222,468

Equities
Stocks investment fund quotas	(d)	259,717	226,123
Total equities		259,717	226,123

Structured investments
Equity investment fund quotas	(e)	76,338	67,867
Real estate investment fund quotas	(f)	40,220	77,876
Multimarket investment fund quotas	(g)	25,806	44,590
Total structured investments		142,364	190,333

Other	(h)	30,978	18,684

Fair value of plan assets		1,442,164	1,657,608

(a) Fixed income: it is composed of government bonds issued by the National Treasury, between 2017 and 2050. These instruments are indexed by NTN-b indexed by IPCA (Extended Consumer Price Index), NTN-c indexed by IGPM (General Market Price Index) and NTN-f which has a fixed index.

(b) Fixed Income Fund Quotas: investment funds that seek return on fixed income assets and shall have at least, 80% of the portfolio in directly related assets, summed up via derivatives to the risk factor.

(c) Private Credit Investment Fund Quotas: funds that seek return by means of the acquisition of operations representing corporate debts or disseminated receivables portfolios (rights or bonds), originated and sold by several assignors who anticipate funds and have receivables from several business activities as guarantee.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(d) Equities: equity fund composed of Brazilian companies’ stocks listed at BM&FBovespa.

(e) Equity Investment Fund Quotas: it is composed of a closed-ended investment fund. The assets under its management are destined to the acquisition of stocks, debentures, warrants or other securities convertible or swappable into shares issued by publicly- or closely-held companies.

(f) Real Estate Investment Fund Quotas: Funds investing in real estate projects (commercial buildings, shopping centers, hospitals, etc.). The return on capital invested occurs by sharing the Fund’s proceeds or sale of its quotas in the Fund.

(g) Multimarket Investment Fund Quotas: they can be classified as Multimercados Referenciados DI or Multimercado Long & Short, they seek a basic return of CDI or share arbitration, respectively.

(h) Other: basically composed of loans and real estates.

Restrictions with respect to asset portfolio investments, in the case of federal government securities:

i) papers securitized by the National Treasury will not be permitted;

ii) exposure to fluctuations in exchange rates will not be permitted, in the portfolio and derivatives must be used to hedge existing exposure.

Restrictions with respect to asset portfolio investments, in the case of variable-income securities for internal management, are as follows:

i) day-trade operations will not be permitted;

ii) sale of uncovered share is prohibited;

iii) swap operations without guarantee are prohibited;

iv) leverage will not be permitted, i.e., operations with derivatives representing leverage of asset or selling short, such operations cannot result in losses higher than invested amounts.

SABESPREV does not have in its investment portfolio fixed income securities issued by the Company as of December 31, 2013 and 2012. The real estate held in the portfolio is not used by the Company.

The plan assets had a return of 7.4% in 2013 and 16.7% in 2012. This variation was mainly characterized by difficulties seen in the Brazilian capital market, due to the domestic macroeconomic scenario (combination of low growth and cycle of high basic interest rates) and the foreign macroeconomic scenario (US economy upturn, within a level above expectations and the perception that Eurozone economies are improving), made the prices of assets to have a relevant loss of value.

The contributions of the Company and participants of Plan G1 for the fiscal year ended December 31, 2013 was R$18,348 (December 2012 – R$7,411) and R$18,416 (December 2012 – R$8,935), respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

The Company and Sabesprev are in process of negotiation to resolve the actuarial deficit, by continuing changing the Defined Benefit Plan to Sabesprev Mais Plan. Management expects to reduce the actuarial deficit due to the change of the referred plans.

(ii)        Private pension plan benefits – Defined contribution

On December 31, 2013, Sabesprev Mais plan, based on defined contribution, had 5,627 active and assisted participants.

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

Regarding the Sabesprev Mais plan, the commitment to all participants who migrated up to December 31, 2013 amounted to R$10,613 (R$12,441 in December 2012) referred to active participants. The Company has made contributions in the amount of R$8,446 in 2013 (R$7,496 in December 2012).

 (iii)         Plan G0

Pursuant to Law 4,819/58, employees who provided services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of December 31, 2013, the Company recorded a defined benefit obligation for Plan G0 of R$1,780,268 (R$1,987,718 in December 2012).

	2013	2012 Restated

Defined benefit obligation, beginning of year	1,987,718	1,581,600
Current interest and service costs	176,766	167,787
Actuarial gains/(losses) recorded as other comprehensive income	(244,121)	371,035
Benefits paid	(140,095)	(132,704)

Defined benefit liability, end of the year	1,780,268	1,987,718

The amounts recognized in the statement of income are as follows:

	2013	2012	2011

Current service cost	296	400	548
Interest cost rate	176,470	167,387	161,718

Total	176,766	167,787	162,266

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

In 2013, the expense related to the defined benefit obligation under Plan G0 was recorded in administrative expenses.

Estimated expenses	2014

Interest cost rates	224,931
Total additional expenses to be recognized	224,931

The main actuarial assumptions used:

	2013	2012	2011

Discount rate – real (NTN-B)	6.46% p.a.	4.00% p.a.	5.75% p.a.
Inflation rate	5.80% p.a.	5.00% p.a.	5.00% p.a.
Future salary increase	7.92% p.a.	7.10% p.a.	7.10% p.a.
Mortality table	AT-2000	AT-2000	AT-2000

The number of active participants of Plan - Go as of December 31, 2013 was  24 (27 on December 31, 2012). The number of beneficiaries, retirees and survivors as of December 31, 2013 was 2,412 (2,318 on December 31, 2012).

The benefit payable from the Go pension plan expected for 2014 is R$149,728.

The sensitivity analysis of defined benefit pension plan on December 31, 2013 to the changes in the main assumptions is:

Plan – G0	Change in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$145,899
	Decrease of 1.0%	Increase of R$170,444
Wages growth rate	Increase of 1.0%	Increase of R$176,960
	Decrease of 1.0%	Decrease of R$152,934
Life expectation	Increase of1 year	Increase of R$59,817
	Decrease of1 year	Decrease of R$62,843

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(c)      Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and Sabesp. The period covered represents the Company fiscal year, commence in January to December. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached. As of December 31, 2013 the profit sharing accrued amounted to R$68,495 (R$60,479 in December 2012).

20          Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also records the amounts payable from the percentage in the revenues of São Paulo local government (Note 13 (v)). The balances on December 31, 2013 and 2012 were R$323,208 and R$389,091, respectively.

21           Equity

(a)         Authorized capital

The Company is authorized to increase capital by up to R$10,000,000 (R$10,000,000 in December 2012), based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6.404/76.

(b)         Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares without par value as of December 31, 2013 (683,509,869 in December 2012, after the share split described below) held as follows:

There was a share increase due to the split on April 22, 2013.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2013		December 31, 2012
	Number of shares	%	Number of shares (**)%
State Department of Finance	343,524,258	50.26%	343,524,258	50.26%
Companhia Brasileira de Liquidação e Custódia	174,076,755	25.47%	172,570,122	25.25%
The Bank Of New York ADR Department (equivalent in shares) (*)	165,291,202	24.18%	166,806,858	24.40%
Other	617,654	0.09%	608,631	0.09%

	683,509,869	100.00%	683,509,869	100.00%

(*)        Each ADR corresponds to 1 share.

(**)    Amount restated due to split occurred on April 22, 2013.

(c)          Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income under Brazilian GAAP, calculated according to the Brazilian corporate law. The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders' Meeting that approved them mature in favor of the Company.

	2013	2012	2011
Profit for the year	1,923,559	1,911,900	1,380,946
Recognition of actuarial liability IAS 19	-	-	(157,527)
Net income for the year - as originally published	1,923,559	1,911,900	1,223,419
(-) Legal reserve - 5%	(96,178)	(95,595)	(61,171)

	1,827,381	1,816,305	1,162,248

Minimum mandatory dividend – 25% (R$0.67, R$0.66 and 0.43 as of December 31, 2013, 2012 and 2011, respectively, per share and per ADS)	456,845	454,076	290,562

On April 22, 2013, the Shareholders’ General Meeting approved the distribution of dividends as interest on shareholders’ equity amounting to R$534,277,  for the 2012 fiscal year. Therefore, the amount of R$80,201, related to the surplus minimum mandatory dividends of 25%, set forth in the Bylaws, recorded in the 2012 equity under “Additional proposed dividends” was transferred to current liabilities, and these amounts were paid in 2013. The  R$498,684 interest, net of withholding income tax of R$35,593, totaled R$534,277.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

The Company proposed dividends as interest on shareholders' equity in the amount of R$456,845, corresponding to R$0.6684 per common share,  net of income tax of R$37,758, to be resolved on the Shareholders’ Meeting to be held on April 30, 2014.

The Company declared dividends payable as interest on shareholders’ equity in the amount of R$456,845, which considers the minimum dividend amount set forth in the Bylaws. The amount exceeding the minimum mandatory dividend due in the year of R$80,620 was reclassified in equity to the “Additional proposed dividends” account, this amount includes the withholding income tax of R$37,758.

Pursuant to CVM Resolution nº 207/1996, the Company imputed interest on shareholders’ equity to the minimum dividend by its net value of withholding income tax. The amount of R$37,758 referring to the withholding income tax was recognized in current liabilities, in order to comply with tax liabilities related to the credit of interest on shareholders’ equity.

The balance payable as of December 31, 2013 was R$456,845, net of withholding income tax.

(d)         Capital reserve

The capital reserve includes tax incentives and donations received by the company and may only be used for future capital increases.

(e)          Legal reserve

Earnings reserve - legal reserve is a requirement for all Brazilian corporations and represents accrual of 5% of annual net income determined based on Brazilian law, up to 20% of capital. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital and earnings reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve may only be used to increase our capital stock or to offset losses. Therefore, they are not available for the payment of dividends.

(f)Investments reserve

Earnings reserve - investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems, based on capital budget approved by the Management.

As of December 31, 2013, 2012 and 2011, the balance of investment reserve totaled R$5,980,535 , R$4,690,619 and R$3,408,591 , respectively.

Pursuant to Paragraph four of Article 28 of the by-laws, the Board of Directors may propose to the Shareholders’ Meeting that the remaining balance of net income for the year, after deducting the legal reserve and minimum mandatory dividends, be allocated to an investment reserve that will comply with the following criteria:

I-                   its balance, jointly with the balance of the other earnings reserves, except for reserves for contingencies and realizable profits, may not exceed the capital stock;

II-                 the reserve is intended to guarantee the investment plan and its balance may be used:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

a) to absorb losses, whenever necessary;

b) to distribute dividends, at any moment;

c) in share redemption, reimbursement or purchase transactions authorized by law;

d) in incorporation to the capital stock.

(g)      Allocation of profit for the year

		2013
Profit
(+)	Profit for the year	1,923,559
(-)	Legal reserve – 5%	96,178
(-)	Minimum mandatory dividends	456,845
(-)	Additional proposed dividends	80,620
Investment reserve recorded in 2013		1,289,916

The Management will send for approval at the shareholders’ meeting, a proposal to transfer the retained earnings balance, in the amount of R$1,289,916 to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget. In addition, it will send a proposal to increase capital stock with part of earnings reserves, in the amount of R$ 3,672,057, as this reserve exceeds the capital stock amount on December 31, 2013. In addition, it will propose to fully capitalize the capital reserve by increasing capital stock, in the amount of R$124,255.

After capitalizing part of the earnings reserve and total capital reserve by increasing capital stock, yet to be approved at the Shareholders’ Meeting, the capital stock will be R$10,000,000.

(h)      Retained earnings (accumulated losses)

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve at year end.

(i)             Other comprehensive income

Gains and losses arising from changes in the actuarial assumptions are accounted for as other comprehensive income, net of income tax and social contribution effects. See Note 19 (b), the breakdown of amounts recorded in 2013 and 2012.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

22           Earnings per Share

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	2013	2012 Restated		2011 Restated

Income attributable to the Company’s shareholders	1,923,559	1,911,900		1,380,946
Weighted average number of common shares issued	683,509,869	683,509,869	(*)	683,509,869

Basic and diluted earnings per share (reais per share)	2.81	2.80		2.02

(*) Amount restated due to the split occurred on April, 22, 2013.

23          Segment information

Management, comprised by the Board of Directors and the Board of Executive Officers, has determined the operating segments used to make strategic decisions, as water supply and sewage services.

(i)    Income statement

	2013
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income from external customers	5,276,056	4,263,965	2,444,735	11,984,756

Gross sales deductions	(370,091)	(299,098)	-	(669,189)

Net operating income from external customers	4,905,965	3,964,867	2,444,735	11,315,567

Costs, selling and administrative expenses	(3,512,559)	(2,275,437)	(2,394,487)	(8,182,483)

Income from operations before other operating expenses, net and equity accounting	1,393,406	1,689,430	50,248	3,133,084

Other operating income (expenses), net				3,296

Equity accounting				2,465

Financial result, net				(483,246)

Income from operations before taxes				2,655,599

Depreciation and amortization	461,426	409,647	-	871,073

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	2012 Restated
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income from external customers	4,944,257	3,982,480	2,464,482	11,391,219

Gross sales deductions	(362,003)	(291,585)	-	(653,588)

Net operating income from external customers	4,582,254	3,690,895	2,464,482	10,737,631

Costs, selling and administrative expenses	(3,406,588)	(2,043,582)	(2,414,410)	(7,864,580)

Income from operations before otheroperating income (expenses), net and equity accounting	1,175,666	1,647,313	50,072	2,873,051

Other operating expenses, net				(23,175)

Equity accounting				(6,532)

Financial result, net				(295,672)

Income from operations before taxes				2,547,672

Depreciation and amortization	403,980	334,545	-	738,525

	2011 Restated
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income from external customers	4,607,160	3,697,883	2,224,633	10,529,676

Gross sales deductions	(334,083)	(268,148)	-	(602,231)

Net operating income from external customers	4,273,077	3,429,735	2,224,633	9,927,445

Costs, selling and administrative expenses	(3,206,338)	(1,938,203)	(2,177,045)	(7,321,586)

Income from operations before other operating income (expenses), net and equity accounting	1,066,739	1,491,532	47,588	2,605,859

Other operating expenses, net				(90,253)

Equity accounting				(3,584)

Financial result, net				(633,018)

Income from operations before taxes				1,879,004

Depreciation and amortization	415,028	353,676	-	768,704

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Explanation on the reconciliation items for the Financial Statements: the impacts on gross operating income and in costs are as follows:

	2013	2012 Restated	2011 Restated

Gross revenue from construction recognized under IFRIC 12 (a)	2,444,735	2,464,482	2,224,633
Construction costs recognized under IFRIC 12 (R1) (a)	2,394,487	2,414,410	2,177,045

Construction margin	50,248	50,072	47,588

(a)    Revenue from concession construction contracts is recognized in accordance with IAS 11, Construction Contracts, using the percentage-of-completion method. See Note 13 (c) and (g).

(ii)            Intangible assets

Reportable segment’s intangible assets are reconciled to total assets as follows:

	December 31, 2013	December 31, 2012 Restated
Intangible asset:
Water supply	9,741,582	9,126,097
Sewage services	12,298,412	11,199,727

Segment assets for reportable segments	22,039,994	20,325,824

Other intangible assets	1,806,237	1,641,702

Total intangible assets	23,846,231	21,967,526

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

There are no liabilities allocated to the reportable segments.

24          Operating Revenue

(a)            Revenue from water and sewage services:

	2013	2012 Restated	2011 Restated

Metropolitan region of São Paulo	6,984,364	6,625,041	6,144,669
Regional Systems (i)	2,555,657	2,301,696	2,160,374
Total (ii)	9,540,021	8,926,737	8,305,043

(i)  Including the municipalities operated in inland and at the coast of the State of São Paulo.

(ii)          Revenue from water and sewage services increased by 6.9% as of December 31, 2013 over 2012. The billed volume was up 2.8% as of December 31, 2013 and the impact of tariff adjustment in 2013 over 2012 was 5.65% .

(b)     Reconciliation between gross operating income and net operating income:

	2013	2012 Restated	2011 Restated

Revenue from water and sewage services	9,540,021	8,926,737	8,305,043
Construction revenue (Nota 13 (c))	2,444,735	2,464,482	2,224,633
Sales tax	(669,189)	(653,588)	(602,231)
Net revenues	11,315,567	10,737,631	9,927,445

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

25          Operating Costs and Expenses

	2013	2012 Restated	2011 Restated
Operating costs
Salaries and payroll charges	1,348,933	1,224,335	1,131,774
Pension obligations	59,237	36,480	49,374
Construction costs (Note 13 (c))	2,394,487	2,414,410	2,177,045
General supplies	179,771	169,096	147,268
Treatment supplies	240,730	177,453	154,748
Outsourced services	786,515	724,478	668,138
Electricity	551,630	588,183	582,410
General expenses	444,663	400,446	368,932
Depreciation and amortization	810,297	715,070	739,043

	6,816,263	6,449,951	6,018,732

Selling expenses
Salaries and payroll charges	215,083	198,762	194,747
Pension obligations	8,470	6,054	7,942
General supplies	6,995	8,313	7,703
Outsourced services	208,943	205,393	201,941
Electricity	557	629	622
General expenses	82,470	77,848	78,654
Depreciation and amortization	10,721	8,017	7,435
Allowance for doubtful accounts, net of recoveries (Note 8(c))	103,864	192,236	120,260

	637,103	697,252	619,304

Administrative expenses
Salaries and payroll charges	176,845	168,514	157,704
Pension plan	118,600	104,717	105,070
General supplies	6,700	4,374	4,142
Outsourced services	116,735	145,673	123,500
Electricity	694	1,175	1,047
General expenses	183,874	209,191	208,365
Depreciation and amortization	50,055	15,438	22,226
Tax expenses	75,614	68,295	61,496

	729,117	717,377	683,550

Operating costs and expenses
Salaries and payroll charges	1,740,861	1,591,611	1,484,225
Pension plan	186,307	147,251	162,386
Construction costs (Note 13 (c))	2,394,487	2,414,410	2,177,045
General supplies	193,466	181,783	159,113
Treatment supplies	240,730	177,453	154,748
Outsourced services	1,112,193	1,075,544	993,579
Electricity	552,881	589,987	584,079
General expenses	711,007	687,485	655,951
Depreciation and amortization	871,073	738,525	768,704
Tax expenses	75,614	68,295	61,496
Allowance for doubtful accounts, net of recoveries (Note 8(c))	103,864	192,236	120,260
	8,182,483	7,864,580	7,321,586

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

26          Financial Expenses and Income

	2013	2012 Restated	2011 Restated

Financial expenses
Interest and charges on loans and financing – local currency	(294,729)	(304,736)	(354,813)
Interest and charges on loans and financing – foreign currency	(84,648)	(87,800)	(79,816)
Other financial expenses (i)	(62,882)	(33,860)	(21,578)
Income tax over international remittance	(10,662)	(11,660)	(9,795)
Inflation adjustment on loans and financing (ii)	(72,657)	(34,599)	(48,879)
Inflation adjustment on Sabesprev Mais deficit (iii)	(1,334)	(1,525)	(1,794)
Other inflation adjustments (iv)	(5,731)	(6,657)	(41,449)
Interest and inflation adjustments on provisions	(70,267)	(97,393)	(143,765)
Total financial expenses	(602,910)	(578,230)	(701,889)

Financial income
Inflation adjustment gains (v)	85,245	66,497	89,351
Income on short-term investments	151,106	162,928	271,847
Interest and other income (vi)	149,759	103,704	104,555
Total financial income	386,110	333,129	465,753

Financial, net before foreign exchange variations	(216,800)	(245,101)	(236,136)

Net foreign exchange gains (losses)
Foreign exchange variation on loans and financing (vii)	(267,835)	(50,523)	(382,305)
Other foreign exchange variations	(6)	(43)	(96)
Foreign exchange gains	1,395	(5)	(14,481)
Foreign exchange variations, net	(266,446)	(50,571)	(396,882)

Financial, net	(483,246)	(295,672)	(633,018)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(i)            This variation is mainly due to interest rates of the Public-Private Partnership agreement of Alto Tietê Production System – CAB – Sistema Produtor Alto Tietê S/A, in the amount of R$32,198 in 2013.

(ii)          The account variation mainly derives from an increase in debt inventory indexed to IPCA in view of the 17th Issue of Debentures. This inflation adjustment derives from changes in the indexes defined in loan agreements, such as, UPR, IPCA, CDI and TJLP, corresponding to 0.2%, 5.9%, 9.8% and 5.0%, respectively, in 2013. (0.3%, 5.8%, 6.9% and 5.5%, respectively, in 2012 and 1.2%, 6.5%, 10.9% and 6.0%, respectively , in 2011). The exposures to these rates are shown in Note 4.3.1.

(iii)        This inflation adjustment derives from the change in the National Consumer Price Index (INPC) rate of 5.6% in 2013 (6.2% in 2012 and 6.1% in 2011), which is used to adjust the balance of SABESP’s commitment in relation to the deficit of the Sabesprev mais pension plan.

(iv)         Other expenses related to inflation adjustment mainly arises from the adjustment of liabilities referring to investment commitments required by the public-private partnerships and mainly from program contracts indexed by the IPC and IPCA of 3.9% and 5.9% in 2013 and 5.1% and 5.8% in 2012 and 6.4% and 6.5% in 2011, respectively.

(v)           These inflation adjustments  arise from accounts/bills of overdue accounts receivable,  which are restated depending on the payment date, by IPCA (5.9% in 2013, 5.8% in 2012 and 6.5% in 2011) or IPC-FIPE (Consumer Price Index, 3.9% in 2013, 5.1% in 2012 and 5.8% in 2011), and escrow deposits, which are adjusted by the index defined by the Judiciary Branch, which varied between 5.6% in 2013, 6.0% in 2012 and 6,2% in 2011.

(vi)         The variation is mainly due to interest rates on agreements and installment payments.

(vii)       The increase in foreign exchange variation on loans and financing mainly arises from the 14.6% U.S. dollar appreciation against the Brazilian Real in 2013, when compared to the 8.9% appreciation in 2012 (depreciation of 12.6% of the real against the U.S. dollar in 2011).

27           Other Operating Income (expenses), net

	2013	2012 Restated	2011 Restated

Other net operating income, net	57,382	68,364	72,386
Other operating expenses (i)	(54,086)	(91,539)	(162,639)

Other net operating income (expenses)	3,296	(23,175)	(90,253)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, and indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, and PURA projects and services.

Other operating expenses consist mainly of write-off of property, plant and equipment due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment.

(i) Variation mainly refers to the allowance for losses of the municipality of Diadema and recognized in 2012, totaling R$60.295.  In 2013, it refers to the registration of asset write-off, due to replacement of old water and sewage connections by new ones, in the amount of R$17,851.

28          Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, main committed amounts as of December 31, 2013 are as follows:

	1 year	1-3 year	3-5 year	More than 5 years	Total
Contractual obligations - Expenses	1,211,431	882,827	50,658	3,785,112	5,930,028
Contractual obligations – Investments	1,407,541	1,616,823	124,561	2,186,389	5,335,314
Total	2,618,972	2,499,650	175,219	5,971,501	11,265,342

The main commitment refers to São Lourenço PPP, see Note 13 (j).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

29          Additional information on cash flows

	2013	2012 Restated	2011 Restated

Total additions of intangible assets as per Note 13	2,750,319	2,651,018	2,425,243

Items not affecting cash (see breakdown below)	(445,288)	(642,319)	(368,487)

Total additions to intangible assets as per statement of cash flows	2,305,031	2,008,699	2,056,756

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period	205,012	283,016	261,900
Contractors	(4,887)	67,631	(33,936)
Program contract commitments	28,197	75,434	43,325
Leasing	166,718	166,166	49,609
Construction margin	50,248	50,072	47,589
Total	445,288	642,319	368,487

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

30          Events after the reporting period

(a)              Sabesp’s  Incentive Program to Reduce Water Consumption

After being approved by ARSESP on an emergency basis through Resolution 469/2014, SABESP adopted an economic incentive to stimulate households of the Greater São Paulo to reduce water consumption. This measure was adopted due to the record heat and the inedited rainless in the Cantareira System, which is in a critical level and which supplies almost 10 million people.

The clients who reduced by, at least, 20% the average consumption of a 12-month period: February 2013 to January 2014, will have a 30% discount in their bill. This deduction shall apply over a lower amount, since decrease in consumption will result in cheaper bill to apply the benefit.

This measure applies to households, commerce and industries supplied by Cantareira System: the entire north area and São Paulo downtown, part of east and west areas of the capital city, Barueri, Caieiras, Carapicuíba, Francisco Morato, Franco da Rocha, Itapevi, Jandira, Osasco and Santana de Parnaíba. In Guarulhos and São Caetano do Sul, also served by Cantareira System, the distribution is under the local governments’ responsibilities, which buy water from SABESP. The municipal services shall decide about the decision of granting this incentive.

This benefit will be valid for the bills in the reference months from February to August and consumers will receive the bill from March to September. In Santana de Parnaíba, this measure shall apply in the reference months from March to August and bill is delivered between April and September.

However, in April 2014 the incentive program was extended for the entire São Paulo metropolitan region until the end of 2014 or until the water level in the reservoirs is normalized.  As a result of the drought and low water volume in the Cantareira System, the São Paulo State Department of Water and Energy (DAEE) and the National Water Agency (ANA) determined that, as of March 10, 2014, we must temporarily restrict the flow of water from the Cantareira System from 33 m³/s to 27.9 m³/s.  In order to continue to meet consumer demand with a restricted water supply, we are increasing our use of other water systems.  This may lead to an increase in our costs to serve customers in the São Paulo metropolitan region.  If the situation in the reservoirs affected by the drought does not improve, we may be obligated to take more drastic measures.

(b)              ARSESP Tariff Revision

ARSESP – Sanitation and Energy Regulatory Agency of the State of São Paulo, by means of its Resolution nº 463 of January 9, 2014, altered the schedule for development of phases D2, D3, D4 and D5 of ARSESP Resolution nº 434 of 10/31/2013, referring to SABESP’s first Tariff Revision and defined as April 10, 2014 as the date to publish the Initial Maximum Price (P0) and the definitive Efficiency Factor (X Factor) for the tariff cycle initiated on August 11, 2012, establishing the following dates for remaining phases:

i.             Phase D2 - ARSESP releases the proposals for Initial Maximum Price (P0) and definitive Efficiency Factor (X Factor) and the opening of a public consultation, summoning for public hearing on 2/11/2014;

ii.            Phase D3 – Public hearing was held on 3/12/2014 and closure of Public Consultation postponed for 3/19/2014, as notified at its website;

iii.          Phase D4 – Publication of results related to the Initial Maximum Price (P0) and definitive Efficiency Factor (X Factor) and a substantiated report on contributions to the public consultation on 4/10/2014; and

iv.           Phase D5 – Publication of schedule to define and implement the new Tariff Structure of SABESP on 4/10/2014.

On April 17, 2014 – ARSESP issued Resolution No. 484, which, among other things: (i) establishes that, as of May 11, 2014, a tariff repositioning index of 5.4408% in relation to our current tariffs and an annual Efficiency Factor (X Factor) of 0.9386%, which will be deducted in the upcoming annual tariff adjustments, shall be applied to water services bills, (ii) allows us to apply the repositioning index arising from the tariff revision at a more opportune future date, when we shall proceed to recalculate and restate the applicable amounts, in order to ensure our economic and financial balance, taking into account the atypical situation in our market due to the lack of rainfall and our measures to encourage water savings in order to ensure supply, (iii) establishes that the next annual tariff adjustments will occur on April 11, 2015 and April 11, 2016, with the next tariff revision on April 11, 2017, and (iv) ratifies the readjustment rules set forth on Resolution No. 406 (described above) and updated the X Factor for the tarif cycle from 0.836% to 0.9386%. The current tariff structure will be kept with respect to our services until the new structure is approved by ARSESP and implemented. Considering what has been established by Resolution No. 484, we decided to postpone the application of the repositioning index to an opportune date at the end of December 2014, at the latest.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(c)                 Signature of services agreement with the municipality of Diadema.

On March 18, 2014 were signed (i) judicial settlements in lawsuits filed by Sabesp against the municipality of Diadema and Saned – a municipal company, and (ii) a services agreement for water supply and sewage public utility services in the municipality of Diadema, 30-year effectiveness period as of the agreement’s signature date. This agreement can be extended for another 30 years, upon execution of appropriate amendments, under the terms of law.

ARSESP will authorize the tariffs and will ratify the price table proposed by SABESP, as well as it will define the tariff structure, pursuant to the guidelines of Law 11.445/07 and State Decree 41.446/96 of the standards to replace them and related legislation. As of the date of the assumption of services by SABESP scheduled to March 31, 2014, the municipality’s tariffs will be levelled to those practiced by SABESP in the Metropolitan region of São Paulo, through five annual real and consecutive adjustments, starting in a period not less than 12 months as of the agreement's signature.

Sabesp shall pay the amount of R$95,000 to the municipality of Diadema to implement actions related to the environmental sanitation in the municipality, necessary to comply with the universalization targets. These amounts will be paid in two installments of R$47,500, the first one 30 days after the agreement’s signature and the final installment, 12 months after the payment of the 1st installment, and this installment shall be adjusted by IPC-IBGE. These amounts will be deposited in a specific account, indicated by municipality, which shall be liable for the execution of these actions, as well as for the regular accountability, and on a half-yearly basis, shall provide a list of actions and related amounts. The amounts, while not used, shall be kept in financial investments and related proceeds only may be used in the execution of the aforementioned actions. These amounts shall be computed by ARSESP for the purposes of determining the agreement’s financial and economic breakeven.

The agreement is subject to ARSESP’s regulations, including referring to the economic and financial breakeven.

(d)              Program Contracts

In 2014, the Company renewed its Program Contract of Water Supply and Sewage Services with the municipalities of Itapevi, Piedade, Rosana, Lucélia, Parapuã, Jaborandi and Registro. These agreements have a 30-year term.

(e)   Use of reservoirs – EMAE

In connection with our lawsuit regards to the compensation for the use of water from the Guarapiranga and Billings reservoirs requested by Empresa Metropolitana de Águas e Energia S.A. (“EMAE”), on April 10, 2014, we issued an Announcement to the Market to communicate that we are negotiating with EMAE regarding a potential future agreement.  However, no adjustment has been confirmed, and no agreement has been executed by either party as of yet.