Form 20-F
period 2014-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2015-04-29
CIK 1170858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20‑F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

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

Rui de Britto Álvares Affonso
raffonso@sabesp.com.br
(+55 11 3388 8247)
Rua Costa Carvalho, 300 05429‑900 São Paulo, SP, Brazil

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	New York Stock Exchange
American Depositary Shares, evidenced by American Depositary Receipts, each representing one Common Share	New York Stock Exchange

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We maintain our books and records in reais.  We prepare our financial statements in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”.  Our financial statements as of December 31, 2014 and 2013 and for the three years ended December 31, 2014 have been audited, as stated in the report appearing herein, and are included in this annual report on Form 20‑F.

Certain figures included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

Water Crisis

Our results and operational performance for the fiscal year ended December 31, 2014, were adversely impacted by the most serious drought in our serviced region in 84 years.  Both the water conservation measures we implemented to mitigate the effects of the drought on our water supply and a significantly heightened public awareness of the need to conserve water during the current water crisis negatively impacted our revenues.  As of December 31, 2014, the reservoirs in the São Paulo metropolitan region, where our largest market is located, contained 301 billion liters of bulk water storage for treatment, compared to 1,037 billion liters (749.6 billion liters above water intake and 287.5 billion liters below water intake) available for treatment as of December 31, 2013.  Under normal circunstances, we withdraw 6.2 billion liters per day (equivalent to the total water production of 72 m³/s in February 2014 for the São Paulo metropolitan region) from the reservoirs.  This volume decreased to 4.4 billion during the current drought (equivalent to the total water production of 51.4 m³/s in March 2015 for the São Paulo metropolitan region).  For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—The measures we took to mitigate the effects of the drought resulted in a significant decrease in the volume of water billed and revenues from services we provide, which had a material adverse effect on our company and that may worsen if the drought escalates in severity” and “Item 4.B. Business Overview—The Current Water Crisis”.

Convenience Translations

We have translated some of the real amounts contained in this annual report into U.S. dollars.  The rate used to translate such amounts in respect of the year ended December 31, 2014 was R$2.6562 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect on December 31, 2014, as reported by the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.  See “Item 3.A. Selected Financial Data—Exchange Rates” for more detailed information regarding the Brazilian foreign exchange system and historical data on the exchange rate of the real against the U.S. dollar.

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

In addition, references to:

•         “ARSESP” are to the São Paulo State Sanitation and Energy Regulatory Agency (Agência Reguladora de Saneamento e Energia do Estado de São Paulo);

•         “ADR” or “ADRs” are to American Depositary Receipt or American Depositary Receipts, respectively;

•         “ADS” or “ADSs” are to American Depositary Share or American Depositary Shares, respectively;

•         “Brazil” are to the Federative Republic of Brazil;

•         “Central Bank” are to the Central Bank of Brazil;

•         “CVM” are to the Comissão de Valores Mobiliários, the Brazilian regulator of securities;

•         “federal government” and “Brazilian government” are to the federal government of the Federative Republic of Brazil and “state government” are to the state government of the State of São Paulo;

•          “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil;

•         “Regional Systems” are to the area where the regional systems’ executive office operates, comprising 326 municipalities in the interior and coastline regions of the state of São Paulo;

•         “São Paulo metropolitan region,” with respect to our operations, are to the area where the metropolitan executive office operates, comprising 38 municipalities, including the city of São Paulo;

•          “sewage coverage ratio” are to the ratio between the number of residences connected to the sewage collection network, divided by the number of urban residences in a certain area;

•         “State” are to the State of São Paulo, which is also our controlling shareholder;

•         “U.S. dollars” or “US$” are to the United States dollar, the official currency of the United States;

•         “water coverage ratio” are to the ratio between the number of residences connected to the water supply network, divided by the number of urban residences in a certain area; and

•         “water crisis” are to the drought we have experienced since late 2013.  This drought is the most serious drought that our service region has experienced in 84 years and primarily affects the Cantareira System, our largest water production system.

Information in this annual report related to liters, water and sewage volumes, number of employees, kilometers, water and sewage connections, population served, operating productivity, water production rate, sewage lines (in kilometers), savings achieved and investment in improvement programs has not been audited.

Market Information

We make statements in this annual report about our market share and other information relating to Brazil and the industry in which we operate.  We have made these statements on the basis of information from third-party sources and publicly available information that we believe is reliable, such as information and reports from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, and the State Data Analysis System Foundation (Fundação Sistema Estadual de Análise de Dados), or “SEADE”, among others.  We have no reason to believe that any of this information is inaccurate in any material respect.

References to urban and total population in this annual report are estimated based on a research prepared by SEADE:  “Projections for the State of São Paulo – Population and Residences until 2025” (Projeções para o Estado de São Paulo – População e Domicílios até 2025).

Our contracts and the Municipalities We Serve

Throughout this document, we refer to the 364 municipalities we serve and to our 366 water contracts.  This difference results from the fact that we have two partial water contracts with the municipality of Mogi das Cruzes. These contracts are partial because pursuant to them we serve only two neighborhoods of this municipality and, as a result, do not include Mogi das Cruzes in the total of municipalities we serve.

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

•         availability of the water supply, which may continue to be adversely affected by the current water crisis in São Paulo;

•         the impact on our business of the water consumption reduction incentive program and other measures we took in 2014 and are taking in 2015 as well as any other measures we may need to take until the water levels of our reservoirs are normalized and sufficient to continuously serve the customers in the São Paulo metropolitan region;

•         the impact on our business of lower water consumption practices adopted by our customers during the current water crisis, which may remain in place even after the water levels of our reservoirs normalize;

•         decisions by the São Paulo State Department of Water and Energy (Departamento de Águas e Energia Elétrica do Estado de São Paulo), or “DAEE”, and the National Water Agency (Agência Nacional de Águas), or “ANA”, limiting the volume of water that may be extracted from the Cantareira System, the main water system we use to serve the São Paulo metropolitan region, and the measures that we may be required to take to ensure the provision of water to our customers;

•         our exposure to probable increases in the frequency of extreme weather conditions, including droughts and intensive rain and other climatic events;

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

•         the size and growth of our customer base and its consumption habits;

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

•         the regulations issued by ARSESP regarding several aspects of our business, including limitations on our ability to set and adjust our tariffs;

•         the possibility to be subject to a regulatory agency, other than ARSESP; and

•         other risk factors as set forth under “Item 3.D. Risk Factors”.

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

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

A.         Selected Financial Data

The following selected financial data should be read in conjunction with our financial statements (including the notes thereto), “Presentation of Financial and Other Information” and “Item 5.  Operating and Financial Review and Prospects”.

The selected financial data as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been derived from our audited financial statements, prepared in accordance with IFRS, and included in this annual report.  The selected financial data as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010 have been derived from our audited financial statements, prepared in accordance with IFRS, which is not included in this annual report.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares since January 1, 2010 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8.A.  Financial Statements and Other Financial Information—Dividends and Dividend Policy—Payment of Dividends”.

The following tables present our selected financial data as of and for each of the periods indicated:

IFRS Summary Financial Data

	For the year ended December 31,
	2014(3)	2014(4)	2014	2013	2012(5)	2011(5)	2010(7)
	US$	US$	R$	R$	R$	R$	R$
	(in millions, except per share and per ADS(1) data)
Statement of operations data:
Net operating revenues	3,495.4	4,221.5	11,213.2	11,315.6	10,737.6	9,927.4	9,231.0
Cost of sales and services	(2,380.2)	(2,874.6)	(7,635.6)	(6,816.3)	(6,449.9)	(6,018.7)	(5,194.5)
Gross profit	1,115.2	1,346.9	3,577.6	4,499.3	4,287.7	3,908.7	4,036.5
Selling expenses	(229.6)	(277.3)	(736.6)	(637.1)	(697.3)	(619.3)	(712.9)
Administrative expenses	(288.1)	(348.0)	(924.4)	(729.1)	(717.4)	(683.6)	(653.2)
Operating profit	595.6	719.3	1,910.7	3,138.8	2,843.3	2,512.0	2,672.2
Financial income (expenses), net	(198.2)	(239.4)	(635.9)	(483.2)	(295.7)	(633.0)	(379.4)
Net income	281.5	340.0	903.0	1,923.6	1,911.9	1,380.9	1,630.5
Earnings per share – basic and diluted(2)	0.41	0.50	1.32	2.81	2.80	2.02	2.39
Earnings per ADS – basic and diluted(6)(2)	0.41	0.50	1.32	2.81	2.80	2.02	2.39
Dividends and interest on shareholders’ equity per share(2)	0.10	0.12	0.32	0.67	0.66	0.43	0.57
Dividends and interest on shareholders’ equity per ADS(6)(2)	0.10	0.12	0.32	0.67	0.66	0.43	0.57
Weighted average number of common shares outstanding(2)	683,509,869	683,509,869	683,509,869	683,509,869	683,509,869	683,509,869	683,509,869

Balance Sheet Data

	As of December 31,
	2014(3)	2014(4)	2014	2013	2012(5)	2011(5)	2010(7)
	US$	US$	R$	R$	R$	R$	R$
	(in millions, except per share and per ADS(1) data)
Property, plant and equipment	95.0	114.8	304.8	199.5	196.7	181.6	249.6
Intangible assets	8,098.4	9,780.7	25,979.5	23,846.2	21,967.5	20,125.7	18,546.8
Total assets	9,462.4	11,428.1	30,355.4	28,274.3	26,476.1	24,983.2	23,350.6
Current portion of long‑term loans and financing	376.3	454.5	1,207.1	640.9	1,342.6	1,629.2	1,242.1
Long‑term loans and financing	2,985.9	3,606.1	9,578.6	8,809.1	7,532.7	6,794.1	7,022.5
Interest on shareholders’ equity payable	66.9	80.8	214.5	457.0	414.4	247.5	354.3
Total liabilities	5,315.2	6,419.3	17,051.0	15,343.5	15,219.4	14,438.3	13,668.8
Equity	4,147.3	5,008.8	13,304.4	12,930.8	11,256.8	10,544.9	9,681.8
Capital stock	3,117.2	3,764.8	10,000.0	6,203.7	6,203.7	6,203.7	6,203.7
Other financial information:
Cash generated from operating activities	773.1	933.8	2,480.3	2,777.2	2,343.2	2,698.6	2,083.0
Cash used in investing activities	(859.6)	(1,038.2)	(2,757.7)	(2,281.5)	(1,996.7)	1,883.2	(2,091.4)
Cash provided by (used in) financing activities	68.1	82.3	218.5	(629.7)	(572.7)	(661.3)	1,226.5
Purchases of intangible assets and property, plant and equipment as presented in our statement of cash flow	(856.7)	(1,034.7)	(2,748.3)	(2,335.8)	(2,026.1)	(2,068.8)	(1,901.5)

(1)   ADS.

(2)   On April 22, 2013, our shareholders approved a stock split, following which each common share represented three new common shares.  Therefore, per share information in the selected financial data has been revised to give effect to the stock split retrospective to all periods presented.

(3)   Translated at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Central Bank, as of March 31, 2015 of R$3.2080 to US$1.00.

(4)   Translated at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Central Bank, as of December 31, 2014 of R$2.6562 to US$1.00.

(5)   Data for 2012 and 2011 have been restated in application of IAS 19 – Employee Benefits (as revised in 2011) and IFRS 11 – Joint Arrangements, as described in our audited financial statements for the year ended December 31, 2013.  With respect to IAS 19 – Employee Benefits, the principal adjustment is the change in the accounting record method of actuarial gains and losses, such that accumulated differences between actuarial estimates and actual obligations are recognized in Other Comprehensive Income when they occur.  With respect to IFRS 11 – Joint Arrangements, the results of the joint ventures Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina S/A, Águas de Castilho S.A., Saneaqua Mairinque, Aquapolo Ambiental S.A. and Attend Ambiental S.A. are recognized using the equity method of accounting in 2014, 2013, 2012 and 2011 rather than through proportional consolidation as previously.

(6)   On January 10, 2013, the ratio of ADRs to common shares changed from 1:2 to 1:1.  We have adjusted the earnings per ADS and dividends and interest on shareholders’ equity per ADS for prior years for comparison purposes on the table above.

(7)   Data for 2010 has not been restated in application of IAS 19 – Employee Benefits (as revised in 2011) and IFRS 11 – Joint Arrangements.  In particular, data for 2010 reflects the results of the joint-ventures Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina, Águas de Castilho, Saneaqua Mairinque, Aquapolo Ambiental and Attend Ambiental through proportional consolidation in 2010 as opposed to the equity method of accounting applicable in 2014, 2013, 2012 and 2011.

Operating Data

	As of and for the year ended December 31,
	2014	2013	2012	2011	2010
Number of water connections (in thousands)	8,210	7,888	7,679	7,481	7,295
Number of sewage connections (in thousands)	6,660	6,340	6,128	5,921	5,718
Percentage of population with water connections (in percentages)	99	99	99	99	99
Percentage of population with sewer connections (in percentages)	85	84	83	82	81
Percentage of treated sewer(1) (in percentages)	77	78	77	76	75
Volume of water billed during period (in millions of cubic meters)	2,069	2,149	2,094	2,045	1,992
Water Billed Loss Index during period (average) (in percentages)(2)	21.3	24.4	25.7	25.6	26.0
Water Metered Loss Index during period (average) (in percentages)(3)	29.8	31.2	31.1	32.0	32.3
Water loss per connection per day (average)(4)	319	372	393	395	403
Number of employees	14,753	15,015	15,019	14,896	15,330

(1)   Treated sewage as a percentage of collected sewage.

(2)   Includes both physical and non‑physical water loss.  Water Billed Loss Index represents the quotient of (i) the difference between (a) the total amount of water produced plus (b) the total amount of water invoiced minus (c) the volume of water excluded from our calculation of water loss, divided by (ii) the total amount of water produced.  For more information, see “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Loss”.

        We exclude the following from our calculation of water loss:  (i) water discharged for periodic maintenance of water  transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to shantytowns (favelas).

(3)   Includes both physical and non‑physical water loss.  The Water Metered Loss Index represents the quotient of (i) the difference between (a) the total amount of water produced minus (b) the total amount of water measured minus (c) the volume of water that we exclude from our calculation of water loss, divided by (ii) the total amount of water produced.  For more information, see “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Loss”.

        We exclude the following from our calculation of water loss:  (i) water discharged for periodic maintenance of water  transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to shantytowns (favelas).

(4)   Measured in liters/connection per day, this amount is calculated by dividing (i) the average annual water loss by (ii) the average number of active water connections multiplied by the number of days of the year.  This calculation method is based on worldwide market practice within the sector.  See “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Loss”.

        We exclude the following from our calculation of water loss:  (i) water discharged for periodic maintenance of water transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to shantytowns (favelas).

Exchange Rates

In the past, the Brazilian National Monetary Council (Conselho Monetário Nacional), or the “CMN”, has introduced changes to the Brazilian foreign exchange regime, such as unifying the Commercial and Floating Markets and easing the rules governing the ability of Brazilian residents to acquire foreign currency, among others.  On March 24, 2010, the CMN and the Central Bank approved Resolution No. 3,844/2010, which led to a series of measures to consolidate and simplify Brazilian foreign exchange market regulations.

The Brazilian foreign exchange system allows any person or legal entity to purchase or sell foreign currency and make international transfers of reais, regardless of the amount, subject to certain regulatory procedures.

The Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies in recent decades.  Between 2003 and mid‑2008, the real appreciated significantly against the U.S. dollar with the exchange rate reaching R$1.634 in August 2008.  Primarily as a result of the global financial crisis, the real depreciated 32.0% against the U.S. dollar during 2008 and closed the year at R$2.337 per US$1.00.  The real strengthened again by 25.5% in 2009 and 4.3% in 2010, but depreciated against the U.S. dollar by 12.6% in 2011, 8.94% in 2012 and 14.63% in 2013.  On December 31, 2014, 2013 and 2012, the real/U.S. dollar exchange rate was R$2.6562, R$2.3426 and R$2.0435 per US$1.00, respectively.

Since 1999, following Brazil’s implementation of a floating rate regime, the Central Bank has not directly intervened in the exchange market.  However, the Central Bank, using financial instruments at its disposal, may buy and sell foreign currency in the market in order to influence the exchange rate and decrease volatility with respect to the Brazilian real.  We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate through a currency band system or other procedure.  The real may fluctuate against the U.S. dollar substantially in the future.  For further information on this risk, see “Item 3.D. Risk Factors—Risks Relating to Brazil—Exchange rate instability may adversely affect us and the market price of our common shares or ADSs”.

Exchange rate fluctuations will affect the U.S. dollar equivalent of the real price of our common shares on the São Paulo Stock Exchange (BM&FBOVESPA S.A. ‑ Bolsa de Valores, Mercadorias e Futuros), or the “BM&FBOVESPA”, as well as the U.S. dollar equivalent of any distributions we make in reais with respect to our common shares.

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated:

	R$ per US$1.00
Year ended December 31,	Year end	Average(1)	High	Low
2010	1.6662	1.7593	1.8811	1.6554
2011	1.8758	1.6746	1.9016	1.5345
2012	2.0435	1.9550	2.1121	1.7024
2013	2.3426	2.1605	2.4457	1.9528
2014	2.6562	2.3547	2.7403	2.1974

	R$ per US$1.00
Month ended	Period end	Average	High	Low
October 31, 2014	2.4442	2.4483	2.5341	2.3914
November 30, 2014	2.5601	2.5484	2.6136	2.4839
December 31, 2014	2.6562	2.6394	2.7403	2.5607
January 31, 2015	2.6623	2.6342	2.7107	2.5754
February 28, 2015	2.8782	2.8165	2.8811	2.6894
March 31, 2015	3.2080	3.1395	3.2683	2.8655
April 22, 2015	3.0186	3.0809	3.1556	3.0186

Source:  Central Bank

(1)   Average of the exchange rates on the last day of each month.

The following tables set forth the selling rate, expressed in reais per Japanese Yen (R$/¥1.00):

	R$ per ¥1.00
Year ended December 31,	Year end	Average(1)	High	Low
2010	0.0205	0.0201	0.0212	0.0183
2011	0.0243	0.0211	0.0249	0.0186
2012	0.0237	0.0245	0.0263	0.0211
2013	0.0223	0.0221	0.0248	0.0196
2014	0.0222	0.0222	0.0239	0.0212

	R$ per ¥1.00
Month ended	Period end	Average	High	Low
October 31, 2014	0.0218	0.0227	0.0235	0.0218
November 30, 2014	0.0216	0.0219	0.0225	0.0213
December 31, 2014	0.0222	0.0221	0.0235	0.0213
January 31, 2015	0.0226	0.0222	0.0227	0.0219
February 28, 2015	0.0241	0.0237	0.0243	0.0229
March 31, 2015	0.0267	0.0261	0.0271	0.0239
April 22, 2015	0.0252	0.0257	0.0264	0.0252

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

For example, the Brazilian government may change its tax policy, such as by changing tax rates or imposing temporary taxes.  If overall taxes are increased, we may be unable to immediately recover the difference from our consumers, which may have an adverse effect on our financial condition and results of operations.

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

Inflation and the Brazilian government’s measures to combat it have had and may in the future have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates may restrict Brazil’s growth, the availability of credit and our cost of funding.  Conversely, other Brazilian governmental actions, including  lowering interest rates, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation.  The Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), or “SELIC”, the official overnight interest rate in Brazil, equaled 11.65%, 9.90% and 7.14% at the end of 2014, 2013, and 2012, respectively, in line with the target rate set by the Brazilian Committee on Monetary Policy (Comitê de Política Monetária).

The Brazilian annual inflation rates, as measured by the Amplified Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA”, the Brazilian annual inflation rates were 6.41%, 5.91% and 5.80% during 2014, 2013 and 2012, respectively.  If Brazil experiences increases in inflation, our costs and expenses may rise, we may be unable to increase our tariffs at the same rate to counter the effects of inflation, and our overall financial performance may be adversely affected.  In addition, a substantial increase in inflation may weaken investors’ confidence in Brazil, causing a decrease in the market price of our common shares or ADSs.

The devaluation of the real to foreign currencies may adversely affect us and the market price of our common shares or ADSs.

The Brazilian currency experienced frequent and substantial devaluations in relation to the U.S. dollar and other foreign currencies during the decades leading up to the mid-1990s.  Throughout this period, the Brazilian government implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini‑devaluations (during which the frequency of adjustments ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets.  From time to time since that period, there have continued to be significant fluctuations in the exchange rate between the Brazilian real and the U.S. dollar and other currencies.  For example, the real appreciated 13.8%, 9.5% and 20.7% against the U.S. dollar in 2005, 2006 and 2007, respectively.  In 2008, primarily as a result of the global financial crisis, the real depreciated 32.0% against the U.S. dollar and closed the year at R$2.337 per US$1.00.  The real strengthened again by 25.5% in 2009 and 4.3% in 2010, but depreciated against the U.S. dollar by 12.6% in 2011, 8.94% in 2012, 14.63% in 2013, and 13.39% in 2014.  On December 31, 2014, 2013 and 2012, the real/U.S. dollar exchange rate was R$2.6562, R$2.343 and R$2.043 per US$1.00, respectively.  There can be no assurance that the real will not depreciate further against the U.S. dollar.  As of April 22, 2015, the commercial selling rate as reported by the Central Bank was R$3.0186 per US$1.00.

Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations, curtail our access to financial markets and prompt government intervention, including recessionary governmental policies.  Depreciation of the real against the U.S. dollar could also lead to decreased consumer spending, deflationary pressures and reduced economic growth.

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected because our tariff revenue and other sources of income are denominated solely in reais.  In addition, because we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  We had a total foreign currency denominated debt of R$4,346.3 million as of December 31, 2014 and we anticipate that we may incur additional amounts of foreign currency denominated debt in the future.  In 2014, our results of operations were negatively affected by the 13.39% depreciation of the real against the U.S. dollar, and an appreciation of the real against the yen by 0.45% which led to a R$345.1 million negative impact on our foreign exchange result, net.  We do not currently have any derivative instruments in place to protect us against a devaluation of the real in relation to any foreign currency.  A devaluation of the real may adversely affect us and the market price of our common shares or ADSs.   For more information, see Note 5(a) of our 2014 financial statements.

For further information on exchange rate instability impacts, see “Item 5.B. Liquidity and Capital Resources—Capital Sources—Indebtedness Financing—Financial Covenants”.

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

As it owns the majority of our common shares, the State is able to determine our operating policies and strategy, control the election of a majority of the members of our board of directors and appoint our senior management.  As of April 22, 2015, the State owned 50.3% of our outstanding common shares.  Both through its control of our board of directors as well as by enacting State decrees, the State has in the past directed our company to engage in business activities and make expenditures that promoted political, economic or social goals, but that did not necessarily enhance our business and results of operations.  The State may direct our company to act in this manner again in the future.  These decisions by the State may not be in the interests of our non-controlling, including holders of ADSs.  See “Item 5.A. Operating and Financial Review and Prospects—Certain Transactions with Controlling Shareholder”.

Following the elections for State governor in 2014, the re-elected governor appointed Mr. Jerson Kelman as our Chief Executive Officer in January 2015, and Mr. Benedito Pinto Ferreira Braga Junior, the Secretary of State for the State Secretariat for Sanitation and Water Resources (Secretaria de Saneamento e Recursos Hídricos do Estado de São Paulo), was elected our Chairman for the current board of directors’ term of two years, ending in April 2016.  Future changes in policy by State government may cause changes in all or some of the members of our management, which may have a material adverse effect on our business and results of operations.

The State and some State entities owe us substantial unpaid debts.  We cannot assure you as to when or whether the State will pay us.

Historically, the State and some State entities have delayed payment of substantial amounts owed to us related to water and sewage services.  Additionally, the State also owes us substantial amounts related to reimbursements of State‑mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us.  As of December 31, 2014, the State owed us R$50.8 million for water and sewage services.

With respect to payment of pensions on behalf of the State, we had a non-contested reimbursement credit in the amount of R$155.5 million as of December 31, 2014 for reimbursement of additional retirement and pension benefits, and a contested credit amount of R$1,479.7 million as of the same date.  We do not record this contested amount as a reimbursement credit for actuarial liability due to the uncertainty of payment by the State.  In addition, as of December 31, 2014, we had a provision for an actuarial liability in the amount of R$2,053.5 million with respect to future supplemental pension payments for which the State does not accept responsibility.  On March 18, 2015, we, the State and DAEE, with the intervention of the Department of Sanitation and Water Resources, executed a term of agreement, in the amount of R$1,012.3 million, of which R$696.3 million refers to the principal amount and R$316.0 million refers to the monetary adjustment of the principal through February 2015. For a detailed discussion of this agreement, see “Item 7.B. Related Party Transactions—Agreements with the State of São Paulo” and Note 31 of our 2014 financial statements.

We have entered into agreements with the State to settle the overdue amounts that relate to water and sewage services.  For a detailed discussion of these agreements, see “Item 7.B. Related Party Transactions, Agreements with the State of São Paulo” and Note 10 of our 2014 financial statements.

Although the State has complied with agreements negotiated with us in past years,  we cannot assure you when or if the State will pay the contested credit amount, which is still under discussion, and the remaining overdue amounts it owes us. The amounts owed to us by the State for water and sewage services and reimbursements for pensions paid may increase in the future.

In addition, certain municipalities and other government entities also owe us payments.  See “Risks Relating to Our Business—We may face difficulties in collecting overdue amounts owed to us by municipalities to which we provide water on a wholesale basis and municipal government entities”.

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

The majority shareholder of both EMAE and us, the State, may force a resolution regarding the dispute of water use from the Guarapiranga and Billings reservoirs, which may have an adverse effect on our business.  Currently, this matter is under judicial review due to various actions brought by EMAE.  On April 10, 2014, we issued an Announcement to the Market to communicate that we are negotiating with EMAE regarding a potential future agreement.  However, no adjustment has been confirmed and no agreement has been executed by either party as of yet.

Additionally, in the event we are required to make payments and compensation, our cash position and overall liquidity may be adversely affected.

We may be required to pay substantial charges for the use of reservoirs that are not our property.

We use the Billings and Guarapiranga reservoirs in order to provide water services.  We are entitled to withdraw water from these reservoirs under a grant from DAEE.  We are not currently charged for the use of these reservoirs and are uncertain as to whether we will continue to be able to use the reservoirs without paying charges or what the likely fee scale would be if one were imposed.

We may also be required to pay additional maintenance and operational costs to utilize these reservoirs.  If we were required to pay substantial charges or additional maintenance or operational costs for our use of these reservoirs, we could be materially and adversely affected.

Risks Relating to Our Business

The measures we took to mitigate the effects of the drought resulted in a significant decrease in the volume of water billed and revenues from services we provide, which had a material adverse effect on our company and that may worsen if the drought escalates in severity.

We experience decreases in our water availability from time to time due to droughts.  The southeastern region of Brazil, particularly the southern region of Minas Gerais State and the Piracicaba, Capivari and Jundiaí river basin, or “PCJ River Basin” (from which we extract the water used in the Cantareira System), and the northern area of the São Paulo metropolitan region have been experiencing below average rainfall since 2012.  In late 2013 and throughout 2014 rain levels and water inflow into the reservoirs reach record low levels in 84 years of recorded rainfall in the region.  During the rainy season, from October 2014 to January 2015, the level of rainfall in the region remained significantly below average, although it reached above average levels in February and March 2015.  We expected the water levels in the Cantareira System to recover, but given the already low levels due to the water shortage during the summers of 2013 and 2014, the amount of rainfall in the region during the rainy season from October 2014 to March 2015 was not enough to restore the reservoirs to sufficient levels.

The depletion of water storage is worse in the Cantareira System, the largest system of the São Paulo metropolitan region.  As a result of the drought and low water volume in the Cantareira System, DAEE and ANA have, since March 2014, continuously reduced the amount of water we are permitted to extract from this system.  In March 2015, we received authorization to extract only 13.5 cubic meters per second, or m³/s, from the PCJ River Basin, compared to the period prior to March 2014 when we were allowed to extract up to a total of 31 m³/s.

In order to balance supply and demand despite the restricted water availability, we have adopted and will continue adopting a series of measures, including:  (i) using water from other production systems to serve consumers originally supplied by the Cantareira system; (ii) to offer discounts (bonus) to consumers that would use below average amounts of water, compared to average consumption; (iii) reducing pressure in the water distribution lines in order to decrease leakeage; (iv) reducing the volume of water sold to municipalities that own their distribution network; and (v) to use pumps in order to extract water located below the intakes of the Cantareira system, from the so-called “technical reserve”, which has never before been used to serve the population.  See “Item 4.B. Business Overview—The Current Water Crisis”.

If the drought continues and reservoir levels remain low, we cannot guarantee that the water consumption incentive program (the bonus program) and other mitigation measures we took in 2014 and are taking in 2015 will be discontinued.  In case of this unfortunate scenario, we are unsure whether we will be able to continuously serve the entire population of our service area, which is a possibility that, in addition to a reduction in revenue, may also affect our reputation.  Furthermore, we cannot guarantee that at the end of the bonus program, per capita consumption of water will return to levels that existed prior to the current water crisis.  A lower consumption per capita may adversely affect our business and results in the future, including if ARSESP does not approve future price increases to offset the billed volume decline.

The drought has prompted a continuous reduction in the volume of water billed and thus a reduction in revenue.  In 2014, the water volume billed decreased 3.1% and the gross operational revenue fell by 6.7% compared to 2013.  Therefore, there was and may continue to be a negative impact on our financial ratios linked to revenue, such as the debt to EBITDA ratio.  We are required to maintain certain financial ratios at specified levels pursuant to restrictions and covenants of our existing debt agreements and failure to maintain these ratios may lead to a default under such agreements.  Breach of any such covenant may result in a default under certain of our debt agreements and, due to customary cross-default provisions, could permit some of our creditors to accelerate our indebtedness unless we are able to renegotiate the terms of these agreements or receive waivers from the affected creditors.  If such events were to occur, our financial condition would be adversely affected.  See “Item 5.B. Liquidity and Capital Resources— Indebtedness Financing—Financial Covenants”.

Due to the crisis, we have been obligated and will continue to be obligated to make a series of short-term and medium-term emergency investments to continue providing water to the population, which resulted in an increase in our costs and changes in our capital expenditure.  If the current water crisis does not end and court orders prevent us from concluding the construction of works related to the emergency investments designed to increase the bulk water availability for our production systems in 2015, we may need to take more drastic measures, including implementing a water rotating rationing scheme, which will impose a hardship on the population we serve.  Such drastic measures may adversely and materially affect our business.

Assuming that the hydrological stochastic process is stationary, the 2014-2015 drought is a rare event (very low probability). However, the 2014-2015 drought may be an outcome of a non-stationary process, either due to climate or soil use change. In this case, the historic time series of inflows to the reservoirs would be of limited use in estimate the probability of future rare events. That is, we would be limited in our ability to evaluate the likelihood that the drought will persist. This uncertainty may impair our ability to plan and react to future events, which may adversely and materially affect our business.  For more information about the water crisis, see “Item 4.B. Business Overview—The Current Water Crisis”.

We are exposed to risks associated with the provision of water and sewage services.

Our industry is affected by the following risks relating to the provision of water and sewage services:

•         We are dependent upon energy supplies to conduct our business.  Any shortages or rationing of energy may prevent us from providing water and sewage services and may also cause material damage to our water and sewage systems when we resume operations.  We anticipate incurring significant increases in our energy expenses in 2015.  In addition, we may not be able to pass on any significant increases in energy tariffs to our customers.  In March 2015, we filed with ARSESP an extraordinary revision request based on the decline in the volume of water due to the water crisis and based on the unexpected increase in electricity tariffs.  See “Item 4.B. Business Overview—Energy Consumption”.

•         In addition to the risks discussed under “— New laws and regulations relating to climate change and changes in existing regulation, as well as the escalation of the physical effects of extreme weather events, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us,” we are exposed to various weather-related risks, since our financial performance is closely linked to climate patterns.  The possible increase in the frequency of extreme weather conditions in the future may adversely affect the water available for abstraction, treatment, and supply.  Droughts could adversely affect the water supply systems, resulting in a decrease in the volume of water distributed and billed as well as in the revenue derived from water supply services.  An increase in heavy rainfall could impact the regular operation of water sources, including abstraction of water from our dams due to increased soil erosion, silting, and runoff of pollutants that affect the aquatic ecosystems.  See “Item 4.B. Business Overview—The Current Water Crisis”.

•         We depend on a water right issued by DAEE – ANA in order to extract water from the Cantareira System.  The water right was renewed in 2004 and would have expired in August 2014.  However, due to current climate conditions, particularly the severe drought, the water right was extended until October 31, 2015.  We are in the process of gathering technical and analytical data to present to ANA and DAEE our proposal to renew it before the end of April 2015.  The terms of this water right will define the volume of water that we will be authorized to extract from the PCJ River Basin to provide to the São Paulo metropolitan region.  The current drought may affect the decision of ANA and DAEE.  Therefore, we cannot guarantee that we will be able to simply extend in a timely manner the current water right because there is no way to predict whether the current water crisis will persist, worsen or be resolved in the immediate future.

•         In addition to the risks discussed under “—The terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us,” we may not be able to increase our tariffs on a timely basis, or at all, in order to pass on increases in inflation or operating expenses, including taxes, to our customers.  These constraints may have an adverse effect on our ability to fund our capital expenditure program and financing activities and to meet our debt service requirements.  See “Item 5.A.  Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects of Tariff Increases”.

•         The increasing degradation of watershed areas may affect the quantity and quality of water available to meet demand from our customers.  See “Item 4.A. History and Development of the Company—Capital Expenditure Program” and “—Main Projects of Our Capital Expenditure Program”.

•         The state and federal government agencies that manage water resources could impose substantial charges for the abstraction of water from bodies of water and the discharge of sewage.  We may not be able to pass these charges on to our customers.  See “Item 4.B. Business Overview—Government Regulation—Water Usage”.

Any of the above may have a material adverse effect on us.

Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business.

Our operations in the state of São Paulo occur both in locations where the planning, monitoring and tariff regulation of basic sanitation services are responsibilities of the municipalities and in locations where such responsibilities are shared between the State and municipalities but remain subject to the jurisdiction of the latter.

The Basic Sanitation Law No. 11,445/2007 went into effect in early 2007, and although Federal Decree No. 7,217/2010 (as modified by Federal Decree No. 8,211/2014) implemented a series of new principles under the Basic Sanitation Law in 2010, the full implementation of a number of its provisions remains subject to regulations that the federal government has not yet published.  Moreover, the Basic Sanitation Law requires that the federal government, states and municipalities establish independent regulators who monitor basic sanitation services and regulate tariffs.  In compliance with this law, the state of São Paulo established ARSESP in 2007.  Currently, our regional and local operations, including tariff regulation, are monitored and regulated by ARSESP, and the remainder of our operations is in the process of negotiating new contractual bases.  Regulatory agencies determine tariff increases for our water and sewage services, on which our results of operations and financial condition are highly dependent.  As a result, we cannot anticipate all the effects that the Basic Sanitation Law and the decree will have on our business and operations, if any.

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

In August 2012, ARSESP issued Resolution No. 346/2012, which established that users should be compensated for any interruptions in water supply.  Implementation of this regulation has been suspended pending further technical discussions.  In 2013, ARSESP held public consultations that resumed technical discussions on the subject, but the new resolution that will replace Resolution No. 346/2012 has not yet been published.

The Basic Sanitation Law No. 11,445/2007 also allows municipalities to create their own regulatory agencies rather than being regulated by ARSESP.  As a result, a number of municipalities have created their own regulatory agencies.  If other municipalities create new agencies or retain regulatory powers, we may be subject to their regulation and to any limitations on our services that such agencies may set.  We are involved in legal proceedings that dispute the authority of these new agencies to regulate and monitor our local contracts and our operations in metropolitan regions and urban clusters instituted by the State.  We cannot foresee any changes that any such new agencies may implement regarding our business.  If any such changes are unfavorable, they could materially and adversely affect us.

The State of São Paulo, pursuant to Article 25, Section 3 of the Brazilian Constitution, enacted the State Complementary Law, or “LCE”, creating the metropolitan regions of São Paulo (LCE No. 94/1974), Baixada Santista (LCE No. 815/1996), Campinas (LCE No. 870/2000), Vale do Paraíba and Litoral Norte (LCE No. 1,166/2012), Sorocaba (LCE No. 1,241/2014), and the urban clusters of Jundiaí (LCE No. 1,146/2011) and Piracicaba (LCE No. 1,178/2012).  These areas incorporate independent municipalities that modify the exercise of their constitutional competencies, including those related to basic sanitation services, and increase the number of judicial disputes concerning the regulation and oversight of services in areas currently served by us and regulated by ARSESP.  We cannot anticipate the result of these judicial disputes and the adverse material effects that may result from them, especially if the rules of regulation and monitoring of services issued by municipal agencies come to coexist with those already published by ARSESP and implemented into our operational and corporate processes since 2011.

For more information on ARSESP regulations, see “Item 4.B. Business Overview—Tariffs—Government Regulation—Tariff Regulation in the State of São Paulo” and “ARSESP Rule Enactments—Consumer Relations in the State of São Paulo”.

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

There are some pending cases before the Brazilian Supreme Court regarding whether the right to execute concession and program agreements in metropolitan regions belongs to the State or the municipal government.  On February 28, 2013, the Brazilian Supreme Court decided a then pending case on this matter related to the state of Rio de Janeiro.  A majority of the court held that the state of Rio de Janeiro must set up new entities to oversee the planning, regulation and auditing of basic sanitation services in the metropolitan region with the non-partisan participation of all the municipalities located in the metropolitan region.

On March 6, 2013, the court ruled that this holding would come into effect in the state of Rio de Janeiro after a remaining appeal of its holding is decided.  The court’s holding represents a new paradigm in the management and provision of services.  The Supreme Court has yet to clarify the effects and extension of its decision.  The São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis), to which a decision on such pending or new cases may apply, accounted for 70.0% of our gross revenue from services in 2014 (excluding revenues relating to the construction of concession infrastructure).

In January 2015, the Federal Government issued the  Metropolitan Bylaws (Law No. 13,089/2015) which establishes general guidelines for the planning, management and performance of public interest projects in metropolitan regions and in urban clusters instituted by the states; the general planning standards for integrated urban development and other international governance instruments; and the criteria to receive federal loans for initiatives related to international governance in the field of urban development.

We cannot predict how the shared management of these operations will be carried out in the São Paulo metropolitan region and other municipalities in which we operate or what effect the shared management may have on our business, financial condition or results of operation.

The terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us.

The provision of water and sewage services in the city of São Paulo accounted for 50.4% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure) in the year ended December 31, 2014.

On June 23, 2010, the State and the city of São Paulo executed an agreement in the form of a convênio with our and ARSESP’s consent, under which they agreed to manage the planning and investment for the basic sanitation system of the city of São Paulo on a joint basis.  In application of the convênio, we executed a separate contract dated June 23, 2010 with the State and the city of São Paulo, to regulate the provision of these services for the following 30 years.  Among other principal terms of this separate agreement, we must transfer 7.5% of the gross revenues we derive under the convênio and subtract (i) COFINS and PASESP taxes and (ii) unpaid bills of publicly owned properties in the city of São Paulo, to the Municipal Fund for Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura), established by Municipal Law No. 14,934/2009.  See “Item 7.B. Related Party Transactions—Agreement with the State and the city of São Paulo” for further discussion of the principal terms of the convênio and principal terms of the separate contract we executed in application of the convênio.

Because we were not previously required to transfer 7.5% of the gross revenues obtained from providing sanitation services in the municipality of São Paulo to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure as established under the convênio, our existing tariff and adjustment formulas do not account for this requirement.  Nonetheless, ARSESP is required to ensure that the tariffs will adequately compensate us for the services we provide, which includes the pass-through to tariffs.

In March 2013, ARSESP issued Resolution No. 407/2013 authorizing us to pass through to the service bill the 7.5% transfer to the São Paulo Municipal Sanitation and Infrastructure Fund as a legal charge, as defined by municipal legislation.  However, pursuant to the Program Contracts and the Sewage and Water Supply Service Contracts, this charge must be considered in the tariff revision.

In April 2013, ARSESP issued Resolution No. 413/2013, which  suspended Resolution No. 407/2013 until the tariff revision process is concluded, thereby postponing our authorization to pass the charge through to consumers on the service bill.  The postponement of Resolution No. 407/2013 was due to a request from the São Paulo State Government to analyze, among other things, methods of reducing the impact on consumers.

In April 2014, ARSESP issued Resolution No. 484/2014, (further ratified by Resolution No. 520, issued November 2014), which establishes the conclusion of the tariff revision.  However, the State and the city of São Paulo requested to maintain the suspension of ARSESP Resolution No. 407/2013, postponing our authorization to pass the charge through to consumers on the service bill, until the revision of our contract with the State and city of São Paulo is concluded.

In May 2014, ARSESP issued Resolution No. 488/2014, which maintained the suspension of Resolution ARSESP No. 407/2013 until the results are obtained in the revision of the contract signed between us, the city and the State of São Paulo, thereby delaying the authorization to pass the charge through to consumers on the service bill.  We cannot know when we will be able to pass the 7.5% charge on to consumers through the service bill.

As of December 31, 2014, we have transferred approximately R$1.5 billion to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure since 2010.  We cannot assure you when and how we will recover this amount.

We cannot assure you that this charge will eventually be passed through to customers or that the continued delay in passing this charge through to customers will not further affect our financial condition.  For additional information on ARSESP regulations, see “Item 4.B. Business Overview—Government Regulation—Tariff Regulation in the State of São Paulo” and “Item 4.B. Business Overview—Government Regulation—Public Consortia and Cooperation Agreement Law for Joint Management”.

We currently lack formal agreements or concessions with 54 of the municipalities to which we provide service, and 38 of our existing concession agreements will expire between 2015 and 2030.  We may face difficulties in continuing to provide water and sewage services in return for payment in these and other municipalities, and we cannot assure you that they will continue to purchase services from us on the same terms or at all.

As of December 31, 2014, we held formal 30‑year agreements with 274 municipalities (including the city of São Paulo) of the 364 municipalities we serve.  We entered into 8 of these agreements during 2014.  The 274 municipalities with which we had formal agreements at year-end accounted for 73.4% of our total revenues for the year ended December 31, 2014, and 65.7% of our intangible assets as of December 31, 2014.  Of the 54 served municipalities for which we lacked formal agreements at year-end, we were in the process of actively renegotiating with all municipalities, including the municipality of Santos.  Together, these 54 municipalities accounted for 16.5% of our total revenues for the year ended December 31, 2014 and 23.8% of our intangible assets as of that same date.  In December 2014, none of our existing concession agreements expired.  Between 2015 and 2030, 38 of our existing concession agreements will expire.  These 38 concession agreements accounted for 8.7% of our total revenues for the year ended December 31, 2014 and 8.0% of our intangible assets as of that same date.

We may not be able to continue providing service on current terms, or at all, in the municipalities for which we do not have formal agreements, including the 54 for which we are renegotiating expired agreements.  In particular, the lack of formal concessions or contractual rights in these municipalities means that we may not be able to enforce our right to continue to provide services and we may face difficulties in being paid on a timely basis, or at all, for the unamortized assets.  If we are successful in renegotiating the expired agreements, or executing formal agreements with the municipalities for which we have never had agreements, those agreements may not contain terms that are as favorable as those under which we currently operate.  We cannot make any such assumption because the Basic Sanitation Law prevents us from planning, regulating and monitoring our services and it requires more stringent control by the municipalities or by ARSESP.  The municipalities for which we do not have formal agreements may choose to start providing water and sewage services directly themselves, or may run public tenders to select another provider.  They may set eligibility requirements for which we do not qualify and, if we do qualify and participate in these tenders, we may not win.

Any of these events could have a material adverse effect on our business, results of operations and financial condition.  See “Item 4.B. Business Overview—Our Operations” and “Item 4.B. Business Overview—Government Regulation—Public Consortia and Cooperation Agreement Law for Joint Management”.

In the municipalities with which we did not have formal agreements by December 31, 2014, we continued operating with municipal approval or with judicial support.

Municipalities may terminate our concessions before they expire in certain circumstances.  The indemnification payments we receive in such cases may be less than the value of the investments we made.

Municipalities have the right to terminate our concessions if we fail to comply with our contractual or legal obligations or if the municipality determines in an expropriation proceeding that early termination of the concession is in the public interest.  If a municipality terminates our concession, we are entitled to be indemnified for the unamortized portion of our investments.

The Basic Sanitation Law provides that on early termination of a concession, the entity that provides sanitation services should carry out a valuation of the assets that relate to the services provided, in order to calculate the unamortized portion of its investments.  This valuation uses the criteria defined in the service contract or, in the absence of a contract, is based on customary practice with respect to the services for the preceding 20 years.  The resulting indemnification payment may be less than the remaining value of the investments the sanitation service provider made.  Nonetheless, the indemnification payments may not occur voluntarily by the municipality, creating an opportunity for judicial dispute.  If faced with such a situation, there is the risk that the judicial decision will consider the indemnification as undue or set it at a lower value than that of our investments.

With regards to our operations that lack contracts or have indefinite or overdue timeframes, the Basic Sanitation Law reduced the maximum time period for payment of indemnification in such cases to four years.  This provision applies to concession agreements entered into prior to the enactment of the Basic Sanitation Law only to the extent that the concession agreement does not contain a contractual indemnification provision, or we have not otherwise entered into an agreement with the municipality with regard to such early termination.  These provisions have not yet been tested by the courts and we are therefore unable to predict the effect of the Basic Sanitation Law on our rights to indemnification for the early termination of any particular concession.

In 1997, the municipality of Santos enacted a law in order to repossess our water and sewage systems in Santos.  We adopted the necessary judicial measures to contest this and we filed an ordinary suit against the municipality of Santos, after which the appellate court issued a decision in our favor.  The proceedings were terminated and we have continued operations in the municipality.

In 1995, the municipality of Diadema terminated its concession agreement with us and did not pay the indemnification for our investments.  We commenced legal proceedings against the municipality, which were settled in 1996, but the municipality did not comply with the terms of the settlement.  In December 2008, we entered into a memorandum of understanding with the State of São Paulo, the municipality of Diadema and the State Secretariat for Sanitation and Water Resources, previously known as the State Secretariat for Sanitation and Energy (Secretaria de Saneamento e Energia do Estado de São Paulo).  Under this memorandum of understanding the parties agreed to negotiate a solution to all outstanding amounts, and we agreed to drop the collection proceedings we had filed against the municipality.

In March 2014, we entered into an agreement with the municipality of Diadema to resolve water supply-related debt and indemnities.  This agreement includes a contract to resume direct supply of water and sewage services to the municipality of Diadema for 30 years.  Guarantees are in place if the municipality of Diadema breaches the agreement entered into with us.

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

As of December 31, 2014, our total accounts receivable was R$4,388.6 million.  Of this amount, certain municipalities to which we provide water on a wholesale basis owed us R$2,158.8 million, and certain municipal government entities owed us R$726.2 million.  Of the total amount owed by municipalities, R$279.8 million was overdue by between 30 and 360 days and R$1,832.7 million was overdue by over 360 days.

The Brazilian courts are entitled to obligate us to continue to supply water to these municipalities, even when we have not received payments due to us.  We have no way of ensuring that negotiations with these municipalities or legal action taken against the municipalities will result in payments being made.  Some entities associated with municipal governments for which we provide services also do not make regular payments.  We cannot guarantee if or when these entities will make payments on a regular basis or pay the amounts owed to us.  If the municipalities and related entities do not pay the amounts owed to us, we may experience a material adverse effect on our financial position.

Any failure to obtain new financing may adversely affect our ability to continue our capital expenditure program.

Our capital expenditure program will require resources of approximately R$13.5 billion in the period from 2015 through 2019.  In 2014 we recorded R$3.2 billion in capital expenditures.

In addition to cash generated by our operations, we have funded and intend to continue funding these capital expenditures with issuances of debt securities in the domestic and international capital markets as well as borrowings in Brazilian reais and foreign currencies.  A significant portion of our financing needs is obtained through long‑term financing at attractive interest rates from Brazilian federal public banks, multilateral agencies and international governmental development banks.  If the Brazilian government changes its policies regarding the financing of water and sewage services, or if we fail to obtain long‑term financing at attractive interest rates from domestic and international multilateral agencies and development banks in the future, we may not be able to meet our obligations or finance our capital expenditure program, which could have a material adverse effect on our business and financial condition.

Furthermore, Brazilian public and private financial institutions are legally limited up to a certain percentage of their shareholder’s equity to provide loans to public sector entities, including, for example, us.  These limitations could adversely affect our ability to continue our capital expenditure program.

Our debt includes financial covenants that impose indebtedness limits on us.  Our failure to comply with these covenants could seriously impair our ability to finance our capital expenditure program, which could have a material adverse effect on us.  For further information on these covenants, see “Item 5.B. Liquidity and Capital Resources—Capital Sources—Indebtedness Financing—Financial Covenants”.

Compliance with environmental laws and environmental liability payments could have a material adverse effect on us.

We are subject to extensive Brazilian federal, state and municipal laws and regulations relating to the protection of human health and the environment.  These laws and regulations set potable water standards and limit or prohibit the discharge or spillage of effluent produced in our operations, particularly raw sewage.  We occasionally suffer accidents such as leakages or breaks in pipes that could lead to liability for damages under environmental law.  We could be subject to various types of criminal, administrative and civil proceedings for non‑compliance with environmental laws and regulations that could expose us to penalties and criminal sanctions, such as fines, closure orders and significant indemnification obligations.  The scope and enforcement of environmental laws in Brazil are becoming more stringent, and our capital expenditures and environmental compliance costs may increase substantially as a result.  These expenses may lead us to reduce expenditure on strategic investments, which could harm our business.  In addition, Brazilian courts are enforcing environmental laws more stringently than in the past, which may result in fines or liability for damages that are significantly higher than those we currently anticipate.  We are party to various environmental proceedings that could have a material adverse impact on us, including civil processes and investigations relating to the release of untreated sewage into waterways and the disposal of sludge generated by treatment plants.  More recently, we are involved in proceedings challenging the extraction of water resources in the face of the current water crisis.  Any unfavorable judgment in relation to these proceedings, or any material unforeseen environmental liabilities, may have a material adverse effect on us.  For further information on these proceedings, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.  For further information on investments in environmental programs, see “Item 4.A. History and Development of the Company—Main Projects of our Capital Expenditure Program”, “Item 4.B. Business Overview—Sewage Treatment and Disposal”, “Item 4.B Business Overview—Environmental Matters” and “Item 4.B. Business Overview—Environmental Regulation”.  For further information on the Water Crisis, see “Item 4.B. Business Overview—The Current Water Crisis”.

New laws and regulations relating to climate change and changes in existing regulation, as well as the escalation of the physical effects of extreme weather events, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.

Current federal, state and municipal laws and regulations on climate change establish global goals, which we will have to meet, concerning greenhouse gas emissions and this may require us to increase our investments in order to comply with these laws.  Currently, however, if we increase our capital expenditures for this purpose, we may be required to reduce expenditures on other strategic investments.

In addition, climate change may lead to increases in extreme weather events such as droughts or torrential rain, which may affect our ability to deliver our services and require us to strengthen our actions such as:

•         investing in seeking new water sources located further from major consumer centers;

•         investing in new technologies;

•         improvement of water conservation practices and demand management alternatives such as economic mechanisms or educational programs; and

•         increasing the capacity of our water reserves.

A rise in sea level could result in increased salinity in the river estuaries where we abstract water, which could affect water treatment in these areas.  Rising sea levels could also cause damage in our sewage collection network.

Additionally, increases in air temperature could affect demand for water.  The escalation of extreme weather events may also further reduce water levels in the reservoirs that power hydroelectric power plants in Brazil, which may cause energy shortages and increase electricity prices, which may adversely affect our costs and operations.

We cannot predict all of the effects of extreme weather events, therefore making it difficult to predict necessary investments.  We have not provisioned any funds for climate change events as current technology and scientific understandings of climate change make it difficult to predict potential expenses and liabilities.

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

For more information, see “Item 4.B. Business Overview—Environmental Matters—Climate Change Regulations:  Reduction of Greenhouse Gases (GHG) Emissions” and “Item 4.B. Business Overview—Energy Consumption”.

Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on us.

We are party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among others, civil, tax, labor, corporate and environmental issues.  As of December 31, 2014, the total value of all outstanding claims against us was R$41,964.6 million (net of R$362.5 million in escrow deposits).  A substantial monetary judgment against us in one or more of these legal proceedings may have a material adverse effect on our financial condition.  We have provisioned a total aggregate amount of R$1,220.3 million (net of escrow deposits) as of December 31, 2014 to cover probable losses related to legal proceedings.  This provision does not cover all legal proceedings involving monetary claims filed against us and it may be insufficient to cover our liabilities related to these claims.  Any unfavorable judgment in relation to these proceedings may have a material adverse effect on us.  For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.

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

Investing in securities from emerging markets such as Brazil involves greater risk than investing in securities of issuers in major securities markets, and these investments are often considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets.  The ten largest companies in terms of market capitalization represented approximately 50.7% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2014.  The top ten stocks in terms of trading volume accounted for approximately 46.3%, 41.3% and 43.0% of all shares traded on the BM&FBOVESPA in 2014, 2013 and 2012, respectively.

Investors who exchange ADSs for common shares may lose their ability to remit foreign currency abroad and obtain Brazilian tax advantages.

The Brazilian custodian for the common shares underlying our ADSs must obtain a certificate of registration from the Central Bank in order to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to our common shares or upon sales of our common shares.  If an ADR holder decides to exchange ADSs for the underlying common shares, the holder will be entitled to continue to rely on the custodian’s certificate of registration for five business days from the date of exchange.  After that period, the holder may not be able to obtain and remit U.S. dollars abroad upon sale of our common shares, or distributions relating to our common shares, unless he or she obtains his or her own certificate of registration or registers the investment under CMN Resolution No. 4,373/2014, dated September 29, 2014, which entitles registered foreign investors (the “4,373 Holder”) to buy and sell on a Brazilian stock exchange.  If the holder does not obtain a certificate of registration or register under Resolution No. 4,373/2014, the holder will generally be subject to less favorable tax treatment on gains with respect to our common shares.

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

We are a mixed capital company (sociedade de economia mista) organized under the laws of Brazil, and all of our directors and officers and our controlling shareholder reside in Brazil.  All of our assets are located in Brazil.  As a result, it may not be possible for a holder to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil.  Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain requirements are met, a holder may face more difficulty in protecting his or her interests in the case of actions by our directors, officers or our controlling shareholder than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States.  In addition, under Brazilian law, none of our assets which are essential to our ability to render public services are subject to seizure or attachment.  Furthermore, the execution of a judgment against our controlling shareholder may be delayed, since the State may only be able to pay a judgment if it is provided for in its budget in a subsequent fiscal year.  None of the public property of our controlling shareholder is available for seizure or attachment, either prior to or after judgment.

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

Holders of our ADSs do not have the same voting rights as holders of our shares.  Holders of our ADSs are entitled to the contractual rights set forth for their benefit under the deposit agreements.  ADS holders exercise voting rights by providing instructions to the depositary, as opposed to attending shareholders meetings or voting by other means available to shareholders.  In practice, the ability of a holder of ADSs to instruct the depositary as to voting will depend on the timing and procedures for providing instructions to the depositary, either directly or through the holder’s custodian and clearing system.  The deposit agreement also provides that if the depositary does not receive any instructions from a holder of ADRs, the ADR holder may be deemed to have given a discretionary proxy to a person designated by our company and the underlying shares may be voted by such person.  However, we have chosen not to designate any person to exercise these deemed proxy rights with respect to any annual or special general meetings, and ADSs for which no specific voting instructions were received by the Depositary were therefore not voted at that meeting.

ITEM 4.            INFORMATION ON THE COMPANY

A.      History and Development of the Company

Overview

Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a mixed capital company (sociedade de economia mista) with limited liability.  We were incorporated on September 6, 1973 under the laws of the Federative Republic of Brazil.  We are registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo) under registration number NIRE 35300016831.  Our principal executive offices are located at Rua Costa Carvalho, 300, 05429‑900 São Paulo, SP, Brazil.  Our telephone number is +55 11 3388‑8000.  Our agent for service of process in the United States is CT Corporation System, with offices at 818 West Seventh Street – Team 1, Los Angeles, CA 90017.  We are allowed to operate, in a subsidiary form, in other Brazilian locations and abroad.  See “Item 4.B. Business Overview—Government Regulation—Public Consortia and Cooperation Agreement Law for Joint Management”.

We believe we are one of the largest water and sewage service providers in the world (based on the number of customers in 2013, according to the 14th edition of the Pinsent Masons Water Yearbook 2012-2013).  We operate water and sewage systems in the state of São Paulo, which includes the city of São Paulo, Brazil’s largest city.  According to the IBGE, the state of São Paulo is Brazil’s most populous state and the state with the highest gross domestic product, or GDP, in Brazil.  For the year ended December 31, 2014, we generated net revenue of R$11,213.2 million and net income of R$903.0 million.  Our total assets amounted to R$30,355.4 million and our total shareholders’ equity amounted to R$13,304.4 million as of December 31, 2014.

As of December 31, 2014, we provided water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 364 of the 645 municipalities in the state of São Paulo, including the city of São Paulo.  Substantially all of our concessions or program agreements have 30‑year terms.  At year-end 2014 we lacked formal agreements for 54 of the municipalities we serve, each of which we are currently in the process of renegotiation, including in the municipality of Santos.  From January 1, 2015 through 2030, 38 further concessions will expire, and we will seek to replace them with program agreements.  In addition to the 364 municipalities we served, we also provided water service to the municipality of Mogi das Cruzes, pursuant to two partial water contracts under which we service only certain neighborhoods of that municipality.  See “Presentation of Financial and Other Information—Other Information—Our Contracts and the Municipalities We Serve”.

We also supply water on a wholesale basis to 5 municipalities in the São Paulo metropolitan region in which we do not operate water distribution systems (together covering a total estimated urban population of approximately 3.1 million).  Four of these municipalities also utilize our sewage treatment services.  For the year ended December 31, 2014, the São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis) accounted for 70.0% of our gross operating revenue (excluding revenues relating to the construction of concession infrastructure), while the Regional Systems accounted for 30.0%.

As of December 31, 2014, we provided water services through 8.2 million water connections to approximately 25.3 million people, representing approximately 60% of the urban population of the state of São Paulo, and had a water coverage ratio of approximately 99% in respect of all regions.  As of that date, we provided sewage services through 6.7 million sewage connections to approximately 22.4 million people and had an effective sewage coverage ratio of 85%.  As of December 31, 2014, we operated using 70,800 kilometers of water pipes and water transmission lines and 47,992 kilometers of sewer lines.

We also provide water and/or sewage services to 4 other municipalities through special purpose companies.  In addition, we provide consulting services regarding the rational use of water and financial, commercial and operational management in Panama, Honduras and Nicaragua.  We serve Panama and Honduras through an agreement with the consultancy firm Latin Consult.  We also have two partnerships with other companies:  Aquapolo Ambiental S.A., a joint venture with a private sanitation services operator, and Attend Ambiental S.A., a joint venture with Estre Ambiental S.A.  Aquapolo Ambiental S.A. commenced operations in the second half of 2012 and operates the largest water recycling facility in the southern hemisphere.  Aquapolo Ambiental S.A. has the capacity to supply up to 1,000 liters per second to industries in the Capuava petrochemical cluster of the São Paulo metropolitan region.  Attend Ambiental commenced operations in the second half of 2014 to operate a pre-treatment plant for non-domestic effluent in the São Paulo metropolitan region.

The State of São Paulo, our controlling shareholder, is required by State Law No. 11,454/2003 to own at least 50% plus one of our common shares.  As of April 22, 2015, the State owned 50.3% of our outstanding common shares.  As a mixed capital company, we are an integral part of the State governmental structure.  Our strategy and major policy decisions are formulated in conjunction with the State Secretariat for Sanitation and Water Resources as part of the State’s overall strategic planning.  The majority of the members of our board of directors and our board of executive officers are nominated by the State government.

In addition, our capital expenditure budget is subject to approval by the State legislature and is approved in conjunction with the budget of the State Secretariat for Sanitation and Water Resources as a whole.  Our financial statements and accounting records are subject to review by the State Accounts Tribunal (Tribunal de Contas), as are all accounts of the State.

Our results of operations and financial condition are generally affected (i) by our ability to raise tariffs, control costs and improve productivity, (ii) the general economic conditions in Brazil and abroad; and (iii) climate conditions.  In order to supply water to the São Paulo metropolitan region, we use water from eight systems, most of which were affected by the most severe drought in our service region in the last 84 years, of which the Cantareira System, our largest water system, was the most affected.  As a result of the drought and the low water inflow in the Cantareira System, DAEE and ANA have, since 2014, continuously reduced the volume of water we are permitted to extract from this system.

In order to balance supply and demand  despite the restricted water availability, we have adopted and will continue adopting a series of initiatives, amongst which including:  (i) using water from other production systems to serve consumers originally supplied by the Cantareira system; (ii) to offer discounts (bonus) to consumers that would use below average amounts of water, compared to average consumption; (iii) reducing pressure in the water distribution lines in order to decrease leakeage; (iv) reducing the volume of water sold to municipalities that own their distribution network; and (v) to use pumps in order to extract water located below the intakes of the Cantareira system, from the so-called “technical reserve”.

As a result of the severe drought, during the year ended on December 31, 2014, our gross operating revenues decreased by 6.7% as compared to 2013.  For further information on the water crisis see “Item 4.B. Business Overview—The Current Water Crisis”.

Our Strengths

We believe that our strong business position and future prospects derive from the following strengths:

Well‑established business with significant size, scale and know‑how to operate in complex urban settings.  We believe we are one of the largest water and sewage service providers in the world.  We provide water services directly to approximately 25.3 million people and supply water on a wholesale basis to an additional urban population of approximately 3.1 million people.  As of December 31, 2014, we had an effective water coverage ratio of approximately 99% in respect of all regions in which we operate.  We also provide sewage services directly to approximately 22.4 million people, achieving an effective sewage coverage ratio of 85% in respect of all regions in which we operate as of December 31, 2014.  Our significant size and scale have required us to operate in complex urban settings such as shantytowns (favelas) and environments without urban planning, thereby enabling us to develop well‑trained personnel, skills for operating in adverse conditions that we believe our competitors lack.

Operations in Brazil’s most populous and wealthy state.  The state of São Paulo, which is located in the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated total population of 44.9 million as of December 31, 2014.  The city of São Paulo had an estimated total population of 11.1 million as of the same date, while the São Paulo metropolitan region had a total population of 21.2 million.  Based on its GDP, the state of São Paulo is the wealthiest state and largest economy in Brazil.  The GDP of the state of São Paulo was approximately R$1.4 trillion in 2012, representing approximately 32.1% of Brazil’s total GDP.  The state of São Paulo generates more revenue from water and sewage services than any other Brazilian state.

Strong Base of Contracted Business.  Between January 1, 2007 and December 31, 2014, we executed 30‑year agreements with 274 of the 364 municipalities we serve, including an agreement with the city of São Paulo in June 2010.  For the year ended December 31, 2014, income from these 30‑year agreements accounted for 73.4% of our gross operating revenues (including revenues relating to the construction of concession infrastructure).

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

High quality operations.  We believe that we adhere to high standards of service and employ the best available technology in the sanitation business to control the quality of the water we abstract, process and distribute.  Of our 16 laboratories in total, our central laboratory and 13 of our regional laboratories are accredited by the National Institute of Metrology, Standardization and Industrial Quality, or INMETRO, and comply with the ABNT NBR ISO IEC 17025 standard, thereby assuring the quality and accuracy of our test results.  Moreover, our laboratories and field teams use the latest equipment to detect substances controlled by regulations and have highly trained teams to handle contingencies and customer complaints.  We believe our technology enhances the efficiency and quality of our operations.

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

Improve operating efficiency and reduce water loss.  We seek to reduce both physical water loss, which results mainly from leakage; non‑physical water loss, which results primarily from inaccurate water meters installed at customers’ premises and at our water treatment facilities; and clandestine and illegal water use.  In order to achieve more consistent long‑term results, we have developed a comprehensive 12 year program to reduce our water loss rate.  The first four years of the program from 2009 to 2012 were funded by Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”.  From 2013 to 2017 the program will be funded by a loan granted by the government of Japan through the Japan International Cooperation Agency, or “JICA”.  The program focuses on renewing our water distribution infrastructure and improving the pressure control and the maintenance and control services as a means of reducing physical water loss.  We are also seeking to reduce physical water loss by creating smaller water supply districts through the construction of district metering areas, which reduce system pressure and pipe bursts, and allow leaks to be detected and repaired more efficiently.  The program also seeks to reduce non‑physical water loss by upgrading and replacing inaccurate water meters and through inspections of non‑authorized water consumption in water service connections.  See also “Item 4.B. Business Overview— Corporate Program for Reduction of Water Loss”.

Ensure the quality and availability of our services in our existing service area.  Our goal is to maintain an effective water coverage ratio of around 100%, coupled with a high standard of quality and availability, and meet the expected population growth by adding 990 thousands water connections between 2015 and 2020.  We also intend to increase our sewage coverage ratio to 95% by 2020 by adding 1.44 million sewage connections.  In addition, we are also developing short, medium and long‑term marketing strategies, such as client segmentation and tailor‑made solutions for different types of clients, which we believe will help us increase our customer base.  We also seek to improve our customer support strategies by modernizing our telephone-based and internet‑based customer support and to continuously measure the level of satisfaction of our clients.

Maintain and continue to expand our existing service areas.  We intend to maintain and expand our operating base by executing new agreements.  To this end, we are actively seeking to develop closer relationships with the municipal governments that we currently serve in order to increase customer loyalty and thereby renew all or substantially all our concession agreements as they expire.  In June 2010, we entered into a 30‑year agreement with the State and city of São Paulo for the provision of water and sewage services in the city of São Paulo, which in the year ended December 31, 2014 accounted for 50.4% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure).  Between January 1, 2007 and December 31, 2014, we entered into agreements with 274 municipalities (including our services agreement with the city of São Paulo), of which 8 were entered into in 2014.  These 274 municipalities accounted for 73.4% of our total revenues for the year ended December 31, 2014 and 65.6% of our intangible assets as of the same date.  As of December 31, 2014, 54 of our concessions had expired and are currently being renegotiated.  These 54 municipalities accounted for 16.5% of our total revenues for the year ended December 31, 2014 and 23.8% of our intangible assets as of the same date.  From January 1, 2015 through 2030, 38 concession agreements, accounting for 8.7% of our revenues for the year ended December 31, 2014 and 8.0% of our intangible assets as of the same date, will expire.

In 2014 we invested R$3.2 billion and between 2015 and 2019 we plan to invest an additional R$13.5 billion to improve and expand our water and sewage system, increase water security, and meet the growing demand for water and sewage services in the state of São Paulo, thereby encouraging these customers to continue using our services.  We also regularly explore the possibility of executing agreements for the provision of water and sewage services in municipalities in the state of São Paulo in which we currently have no operations or to which we currently supply water and provide sewage treatment solely on a wholesale basis, which together represent a total population of approximately 17 million.  We evaluate possible expansion opportunities in terms of proximity to our existing service areas to maximize return on investment and improve our financial performance.  We also intend to study and take advantage of opportunities in other Brazilian states and in other countries to expand our services and increase our market share.

Expand our water and sewage services.  We had an effective sewage coverage ratio of 85% as of December 31, 2014 and plan to increase this ratio to 95% by 2020 by adding over 1.44 million sewage connections and sewage treatment from 77% to 95% by 2020.  These investments are necessary to restore the quality of the rivers and lakes, providing new sources for water supply.  In addition, there are municipalities in the state of São Paulo representing a total population of approximately 17 million to which we currently do not provide water or sewage services, or to which we currently supply water solely on a wholesale basis.  Our strong presence in the State and experience in providing water and sewage services places us in a privileged position to expand our sewage services to these additional municipalities in the state of São Paulo as well as to other Brazilian states and abroad.  Furthermore, we seek to deepen our relationships with strategic clients that consume high volumes of water (more than 500 cubic meters per month) by applying special tariffs to these clients.  For more information, see “Item 4.B. Business Overview—Description of our Activities—Sewage Operation” and “Item 4.B. Business Overview—Competition”.

Seek selective opportunities to expand our business.  In accordance with our bylaws, our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services, and also related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities.  We are allowed to act, in a subsidiary form, in other Brazilian locations and abroad.  Since 2008, we have expanded into activities that complement water and sewage services in which we may leverage our know‑how, size, scale and profitability.  These activities include consulting and management of sanitation systems.

The following services have already been completed:

•         Under an agreement with Latin Consult, we provided consulting services to seven municipalities in Honduras to implement a new commercial and operational management model.

•        We worked with the basic sanitation company of the state of Alagoas to provide technology for the reduction of water loss in the city of Maceió.  Under this type of contract, we were remunerated based on our success rate, or more specifically, we profited based on the reduction of water loss achieved in the city of Maceió.

•         We developed the sanitation plan for the municipality of Barro Alto in the state of Goiás.

•         We concluded the implementation and the customization of our Aqualog software in the Sanitation Company of Espírito Santo (Companhia Espírito Santense de Saneamento’s - CESAN) water treatment plant in the municipality of Nova Venécia in the state of Espírito Santo.

•         Attend Ambiental S.A., a joint venture with Estre Ambiental S.A., commenced operation of a pre‑treatment and processing plant for non-domestic effluent in the São Paulo metropolitan region during the second half of 2014.

The following services are still in the process of completion:

•        An agreement with Latin Consult, we are providing consulting services to the Instituto de Acueductos y Alcantarillados Nacionales, the company responsible for water and sewage services in Panama, to assist with sustainable water use and implement a new model for commercial, financial and operational planning and management.  The contract is expected to end in 2015.

•         Since 2014, we have been working in Nicaragua, focusing on consulting and training in management and in the reduction of water loss.  This work is scheduled to end in 2016 and is part of an agreement between Brazil and Japan, in which a bilateral technical cooperation agreement was formalized between us and Empresa Nicaragüense de Acueductos y Alcantarillados (ENACAL) in Nicaragua.

•         We are still in the process of planning a joint venture with Servitec Investimentos e Participações Ltda. and Tecniplan Engenharia e Comércio Ltda. in which we will install two small hydroelectric power plants with a total capacity of 7 MW.  One of the hydroelectric power plants will be built in our water treatment plant in Guaraú.

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

Streamline internal processes.  We are implementing plans to increase our speed and productivity in responding to regulatory changes; to strengthen and streamline our financial, commercial and administrative structure; to provide a solid and integral base of information to support the decision-making process; and to increase the efficiency of our operations while also reducing costs.  To this end, we invest in information technology to guarantee the resiliency of our business, thus providing an environment of agile, dynamic and secure information technology, capable of absorbing the demand elasticity of our mission-critical systems and of guaranteeing its continuity in case of datacenter failure (including systematic, technological and infrastructure remodeling) and procedures to conform to the best information technology and corporate governance practices.

Additionally, in 2012 we began implementing an enterprise resourcing planning, or “ERP system”, to replace our commercial and management information systems.  We contracted through a bidding process the Águas Claras Consortium, currently Consórcio Nascente, which consists of Accenture and Engineering and which will provide us with SAP’s ERP system and the Net@suite system.  We estimated that the ERP system would have been implemented in 2014 and the Net@suite in 2015, but during the test phase we concluded that some important system functionalities should have been adjusted and exhaustively tested before being implemented in order to minimize risks to our business which led us to postpone the implementation to 2015 and 2016, respectively.

Manage the current adverse climate conditions and mitigate their negative impact.  Our goal is to consistently meet the needs of our consumers with our services, and in 2014, we managed to do so despite the water crisis.  We invested R$10.9 billion between 1995 and 2014 to provide the São Paulo metropolitan region with better access to water sources, more robust production and transport capacity of treated water, increased treated water capacity from 57 m3/s to 73 m3/s and stronger integration of water production systems and distribution networks.  Furthermore, we have planned a series of short-term and medium-term measures that we expect will increase the ability of our immediate water supply to cope with the water crisis and significantly improve future water security by the end of the decade.  For more information, see “— Business Overview—The Current Water Crisis”.

We believe that our overall strategy will enable us to meet the demand for high quality water and sewage services in the state of São Paulo as well as in other Brazilian states and abroad, while creating shareholder value and strengthening our results of operations and our financial conditions.

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

The state of São Paulo occupies approximately 3.0% of Brazil’s land mass and encompasses an area amounting to approximately 96,000 square miles.  According to the SEADE, the state of São Paulo had an estimated total population of 44.9 million as of December 31, 2014.  The city of São Paulo, capital of the state of São Paulo, had an estimated total population of 11.1 million, with a total population of 21.1 million inhabitants in the São Paulo metropolitan region, as of December 31, 2014.  The São Paulo metropolitan region encompasses 39 municipalities and is the largest metropolitan region in the Americas and the sixth largest metropolitan region in the world, according to the United Nations’ World Urbanization Prospects, 2011 Revision, with approximately 47% of the total population of the state of São Paulo as of December 31, 2014.

According to the IBGE, the GDP of the state of São Paulo was approximately R$1.4 trillion in 2012, representing approximately 32.1% of Brazil’s total GDP, and making it the largest economy of any state in Brazil based on GDP.  According to the IBGE, the state of São Paulo is also the leading Brazilian state in terms of manufacturing and industrial activity, with a strong position in car manufacturing, pharmaceuticals, computer manufacturing, steel making and plastics, among other activities, as well as a leading position in the banking and financial services industries.  The state of São Paulo is the leading export state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

History

Until the end of the nineteenth century, water and sewage services in the state of São Paulo were generally provided by private companies.  In 1875, the Province of São Paulo granted a concession for the provision of water and sewage services to Cantareira Water and Sewage Company (Companhia Cantareira de Água e Esgotos).  In 1893, the government of the Province of São Paulo assumed responsibility for the provision of water and sewage services from Cantareira Water and Sewage Company and formed the Office of Water and Sewers (Repartição de Água e Esgotos), a government agency.  Since that time, water and sewage services in the São Paulo metropolitan region have been administered by the State government.  Historically, water and sewage services in substantially all other municipalities of the State were administered directly by the municipalities, either by municipal water and sewage departments or through autarquias of the municipal government.  Autarquias are relatively autonomous public bodies with separate legal standing, assets and revenues, created by law to carry out the administration of public services where the government deems that a decentralized administrative and financial structure would be advantageous.

In 1954, in response to dramatic population growth in the São Paulo metropolitan region, the State government created the Department of Water and Sewers (Departamento de Águas e Esgotos) as an autarquia of the State.  The Department of Water and Sewers provided water and sewage services to various municipalities in the São Paulo metropolitan region.

A major restructuring of the entities providing water and sewage services in the state of São Paulo occurred in 1968, with the creation of the Water Company of the São Paulo metropolitan Region (Companhia Metropolitana de Água de São Paulo), or the “COMASP”, the purpose of which was to provide potable water on a wholesale basis for public consumption in the various municipalities of the São Paulo metropolitan region.  All assets relating to the production of potable water for the São Paulo metropolitan region previously owned by the Department of Water and Sewers were transferred to COMASP.  In 1970, the State government created the Superintendence of Water and Sewers of the City of São Paulo (Superintendência de Água e Esgoto da Capital), or the “SAEC”, to distribute water and collect sewage in the city of São Paulo.  All assets relating to water services previously owned by the Department of Water and Sewers were transferred to the SAEC.  Also in 1970, the State created the Basic Sanitation Company of the São Paulo metropolitan Region (Companhia Metropolitana de Saneamento de São Paulo), or the SANESP, to provide sewage treatment services for the São Paulo metropolitan region.  All assets relating to sewage services previously owned by the Department of Water and Sewers were transferred to the SANESP.  The Department of Water and Sewers was subsequently closed.

On June 29, 1973, pursuant to State Law No. 119/1973, COMASP, SAEC and SANESP merged to form our Company with the purpose of implementing the directives of the Brazilian government set forth in the National Water Supply and Sanitation Plan (Plano Nacional de Saneamento).  We were incorporated under the laws of Brazil as a limited company (sociedade anônima), for indefinite duration.  The National Water Supply and Sanitation Plan was a program sponsored by the Brazilian government, which financed capital investments in, and assisted in the development of, state‑controlled water and sewage companies.  Since our formation, other State governmental and State‑controlled companies involved in water supply and sewage collection and treatment in the state of São Paulo have been merged into our company.  The State has always been our controlling shareholder, as required by State Law No. 11,454/2003.  We have therefore been integrated into the State governmental structure and our strategies have been formulated in conjunction with the strategies of the State Department of Water Resources and Sanitation.  Additionally, a majority of the members of our board of directors and our management are appointed by the State Government.

Our capital expenditure budget is subject to approval by the State legislative chamber.  This approval is obtained simultaneously with the approval of the budget of the São Paulo Secretariat for Sanitation and Water Resources (Secretaria de Saneamento e Recursos Hídricos do Estado de São Paulo).  We are also subject to supervision from the Court of Audit of the State of São Paulo (Tribunal de Contas do Estado de São Paulo), with regard to our accounting, financial and budgetary activities and our operating assets.

We provide water and sewage services directly to a large number of residential, commercial and industrial private consumers, as well as to a variety of public entities, in 364 of the 645 municipalities in the State, including in the city of São Paulo.  We also supply water on a wholesale basis to 5 municipalities in the São Paulo metropolitan region in which we do not operate water distribution systems, and four of these municipalities also utilize our sewage treatment services.  Currently, we are the 5th largest water and sewage service company in the world in terms of number of clients, according to the 14th edition of the Pinsent Masons Water Yearbook (2012‑2013).

In 1994, we were registered with the CVM as a publicly-held company and are therefore subject to the CVM’s rules, including those relating to the periodic disclosure of extraordinary facts or relevant events.  Our common shares have been listed on the BM&FBOVESPA under the ticker “SBSP3” since June 4, 1997.

In 2002, we joined the Novo Mercado segment of the BM&FBOVESPA, which is the listing segment in Brazil with the highest corporate governance requirements.  In the same year, we registered our common shares with the Securities and Exchange Commission, or SEC, and started trading our shares in the form of ADR – level III on the New York Stock Exchange, or NYSE.

In 2004, the State of São Paulo carried out a secondary offer of common shares of our company in the Brazilian and international markets.  On December 1, 2007, we became part of the BM&FBOVESPA ISE, which reflects our high degree of commitment to sustainable environmental and social practices.

In December 2007, Law No. 1,025/2007, which provided for the creation of regulatory agencies for the supervision of water and sewage services, created ARSESP, the regulatory agency that regulates and supervises the services we provide.

Corporate Organization

We currently have six management divisions, each of which is supervised by one of our executive officers.

Our board of directors allocates responsibilities to our executive officers following an initial proposal made by our Chief Executive Officer, in accordance with our bylaws.  The Chief Executive Officer is responsible for coordinating all management divisions in accordance with the policies and directives established by our board of directors and board of executive officers, including the coordination, evaluation and control of all functions related to the Chief Executive Officer’s office and staff, integrated planning, business management and corporate organization, communication, audit, regulatory affairs and ombudsman.  The Chief Executive Officer represents our company before third parties and certain powers can be granted to attorneys‑in‑fact.  The executive officers described below report to the Chief Executive Officer:

•         the Corporate Management Officer, who is responsible for marketing (commercial processes), human resources, quality and social responsibility, legal affairs, information technology, asset management, supplies, contracts and new business ventures;

•         the Chief Financial and Investor Relations Officer, who is responsible for financial planning, costs and tariffs, raising capital and allocating financial resources to divisions of our company, conducting capital markets and other debt incurrence transactions and managing debt levels, controller, accounting, corporate governance and investor relations, is part of the committee on regulatory matters and is responsible for implementing the committee’s guidelines with the support of our division responsible for regulatory matters;

•         the Technology, Enterprises and Environment Officer is responsible for environmental management, technological and operational development, quality control of water and sewage, the development, coordination and execution of special investment programs, projects, research and innovation; and

•         the Chief Operating Officer for the São Paulo metropolitan region Division and the Chief Operating Officer for the Regional Systems Division, who are responsible for managing the operation, maintenance, execution of planning and works for water and sewage supply systems (including for the services that we provide on a wholesale basis), sales and call center services, and have overall responsibility for the financial and operational performance of their divisions.  Moreover, the Chief Operating Officers are part of the committee on regulatory matters and implemented the committee’s guidelines in their respective management teams with the support of our division on regulatory matters.  The Chief Operating Officers are also responsible for sanitation advisory services to independent municipalities and for mediation and negotiation with communities and local governments, aimed at aligning our interests with the interests of our clients.

Capital Expenditure Program

Our capital expenditure program is designed to improve and expand our water and sewage system and to increase and protect our water sources in order to sustain water security, meet the growing demand for water and sewage services in the state of São Paulo and improve the overall environmental impact of our activities.  Our capital expenditure program has four specific goals with respect to the municipalities we serve:

(i)    to continue to meet the maximum demand for treated water;

(ii)   to expand the percentage of households connected to our sewage system;

(iii)  to increase the treatment of sewage collected; and

(iv)  to increase operating efficiency and reduce water loss.

Our capital expenditures from 2012 through 2014 totaled approximately R$8.4 billion.  We have budgeted investments in the total amount of R$13.5 billion from 2015 through 2019.  We invested R$3.2 billion, R$2.7 billion and R$2.5 billion in 2014, 2013 and 2012, respectively.

The following table sets forth our planned capital expenditures for water and sewage infrastructure for the years indicated:

		Planned Capital Expenditures
	2015	2016	2017	2018	2019	Total
	(in millions of reais)
Water	1,518	1,919	907	711	563	5,618
Sewage Collection	587	544	1,255	1,255	1,427	5,068
Sewage Treatment	256	437	662	760	717	2,832
Total	2,361	2,900	2,824	2,726	2,707	13,518

Our capital expenditure program from 2015 through 2019 will continue to focus on achieving our targets by making regular investments to maintain and expand our infrastructure and to reduce water loss in the 364 municipalities we served as of December 31, 2014.  Nonetheless, this strategy may be revised due to various mitigation measures taken to confront the current water crisis or due to construction projects beginning earlier than originally planned.

Main Projects of Our Capital Expenditure Program

The following is a description of the main projects in our capital expenditure program.

Metropolitan Water Program

Demand for our water services has grown steadily over the years in the São Paulo metropolitan region and has at times exceeded the capacity of our water systems.  On account of the high demand, prior to September 1998, a portion of our customers in this region received water only on alternate days of the week.  We refer to this as “water rotation”.  In order to address this situation, we implemented the Metropolitan Water Program (Programa Metropolitano de Água) to improve regular water supply to the entire São Paulo metropolitan region.  This program terminated in 2000 and the water rotation measure was eliminated, but still we have maintained our investment plans for the region.

The second phase of the Metropolitan Water Program, originally projected to result in an increase of 13.2 m³/s in water production capacity, was started in 2006 and terminated in 2014.  Within this phase, there was an increase of 7.1 m³/s in water production capacity (5 m³/s of which can be attributed to the Public Private Partnership, or “PPP”, with Alto do Tietê concluded in 2011).  Total investments made from 2006 through 2014 amounted to R$1.9 billion, including our own funds and financing from Caixa Econômica Federal and BNDES as well as the investments from the Alto Tietê Public Private Partnership.  In 2014, we invested approximately R$349 million in this program to respond to consumer demand during the drought.

In 2013, we initiated the Metropolitan Water Program’s third phase.  We plan to increase water production capacity by 9.5 m³/s in the São Paulo metropolitan region by 2018, including the new São Lourenço System.  This new system alone will increase water production capacity by 6.4 m³/s.  The projected investments in this third phase may reach R$4.4 billion, including the investments in the São Lourenço PPP.  For information on Public Private Partnerships, see “—Business Overview—Public Private Partnerships”.

Other emergency actions to increase the São Paulo metropolitan region’s water security supply are also being implemented.  For more information, see “—Business Overview—The Current Water Crisis”.

Alto Tietê Public Private Partnership

In June 2008 we formed the Alto Tietê PPP with a special purpose company known as Cab SPAT, whose main shareholders are Cab Ambiental and Galvão Engenharia S.A.  The Alto Tietê PPP is part of the second phase of the Metropolitan Water Program and aims to improve the reliability, flexibility and availability of the integrated water system that serves the São Paulo metropolitan region.  Through this PPP, Cab SPAT carried out certain infrastructure works, which were completed in December 2011, and expanded the Alto Tietê System nominal capacity from 10 m³/s to 15 m³/s.

Cab SPAT has also undertaken to perform maintenance on the Alto Tietê System’s dams on an ongoing basis.  This maintenance work consists of civil engineering, electromechanical and operational services, as well as sludge treatment, water adduction and water supply.

The total estimated cost for this project, including the investments and the System’s maintenance, is R$1.0 billion.  We intend to complete payment for these by 2024.  For information on Public Private Partnerships, see “—Business Overview—Public Private Partnerships”.

São Lourenço Project

The metropolitan region lacks water sources, which requires us to obtain water from increasingly distant sources.  In order to address this situation, we are, under a PPP contract, currently developing a new supply system called São Lourenço, which will expand our production capacity by 6.4 m3/s and should be able to benefit a population of almost 1.5 million people.  The PPP contract was executed in August 2013 and construction began in April 2014.  The project is being undertaken by Sistema Produtor São Lourenço S.A., which is a special purpose company controlled by the construction companies Camargo Correa S.A. and Andrade Gutierrez S.A.  The new system is expected to begin operation in late 2017.  For more information on Public Private Partnerships, see “—Business Overview—Public Private Partnerships”.

The contract amounts to approximately R$6 billion (including the investment in the construction of R$2.2 billion and the system’s operation and maintenance) and it has a 25-year term, four years of which will be dedicated to the construction, while the other 21 years will be dedicated to service delivery.  These services include the operation and maintenance of the sludge treatment system of the water treatment station and disposal of the waste thus generated; electromechanic and civil maintenance of the untreated water pumping stations, of the water treatment station and the untreated water pipeline; preservation and cleaning, surveillance and property security.

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

In the first phase of the Tietê Project, we completed the construction of three additional sewage treatment facilities in June 1998.  This involved total investment of US$1.1 billion, of which US$450 million was financed by the Inter‑American Development Bank, or “IADB”, approximately US$100 million by Caixa Econômica Federal, and approximately US$550 million by us.

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

The third phase of the Tietê Project, initiated in 2010, aims to remediate the water quality in the Tietê river basin by expanding collection levels to 87.0% and sewage treatment levels to 84.0% in the São Paulo metropolitan region.  The total estimated cost of the third phase is approximately US$2 billion, of which US$600 million will be financed by a loan from the IADB entered into in September 2010 and approximately R$1.35 billion by a loan from BNDES entered into in February 2013.  The third phase consists principally of the following items:

•         improvements to the effluent collection system through collection networks and home connections;

•         removal and transport of effluent for treatment through branch collectors and interceptors; and

•         the construction of new sewage treatment plants in the São Paulo metropolitan region.

Approximately 39% of the tasks were concluded, 36% are under construction, and a further 25% are in preparation for public bidding.  Following completion of the third phase of the Tietê Project, the sewage collection system, will serve an additional 1.5 million people and the sewage treatment system will serve an additional 3.0 million people.  We have invested approximately R$1.55 billion in the third phase, R$497 million of which was invested in 2014.

Continuing our efforts to eliminate the disposal of in natura sewage in the bodies of water of the São Paulo metropolitan region near the areas we serve, we have structured the fourth phase of the Tietê Project.  The total estimated cost of this phase is approximately US$2 billion.  However, given the current drought, and the necessity to prioritize investment in water, the planning of this project is under revision.

Corporate Program for Reduction of Water Loss

The objective of the Corporate Program for Reduction of Water Loss (Programa Corporativo de Redução de Perdas de Água) is to reduce water loss by efficiently integrating and expanding existing initiatives in our business units.  This program has a 12‑year term that began in 2009.  We have invested R$2.6 billion in this project so far, including R$541 million invested in 2014, and we anticipate total investments of approximately R$5.1 billion throughout the term of the program.  Funding for the program will come from our own resources as well as from credit facilities provided by JICA, Caixa Econômica Federal and BNDES.

The program aims to reduce the incidence of water loss from 436 liters per connection per day in December 2008 to 280 liters per connection per day by 2020, which is equivalent to reducing the Water Billed Loss Index from 27.6% in December 2008 to 18% in 2020 and to reducing the Water Metered Loss Index (based on measured consumption) from 34.1% in December 2008 to 25.9% in 2020.  In 2014, our water loss measured 319 liters per connection per day.  In 2014, our Water Billed Loss Index was 21.3% and our Water Metered Loss Index averaged 29.8%.  We note that given the negative impact of the current water crisis on our revenue for 2014 and the need to prioritize investment in water production, the scope and the goals of our Corporate Program for Reduction of Water Loss are under revision.

It is worth noting that the reduction in the water loss indicators in 2014 was due to the intensification of pressure management in the supply systems, an operational practice designed to manage the current water shortage by reducing its impact on the supply of water available to the population.  This operational practice has been implemented to serve the current temporary and atypical situation.

For more information on the measure we have adopted to confront the water crisis, see “—Business Overview—The Current Water Crisis”.

Water Source Program

The Water Source Program (Programa Mananciais), created in 2009, consists of various projects that focus on the preservation and improvement of water sources in the São Paulo metropolitan region, especially in the Guarapiranga and Billings reservoirs.  The program’s investments are directed mostly towards the creation of infrastructure to collect sewage and transport it to treatment plants in order to reduce the discharge of effluent into water sources.  The program also includes the protection of green spaces and the urbanization of shantytowns (favelas) and is expected to directly benefit 58,000 families by 2015.

To implement this program, as of December 31, 2014, the total amount invested reached R$146.0 million, R$28.6 million of which was invested in 2014.  We estimate we will have invested approximately R$312.5 million in total from our own funds by the end of 2015.  In addition to our company funds, investments in this program will include financing from the federal government, the state government, local authorities, and the World Bank.

Clean Stream Program

The Clean Stream Program (Programa Córrego Limpo), an agreement between the State, acting through our company, and the municipality of São Paulo, aims to decontaminate urban streams in the city of São Paulo by eliminating the discharge of sewage into streams and rainwater runoff routes, cleaning streams and banks, and removing and relocating low‑income households located on the banks of streams.

The total investments we have made in this program amounted to R$144 million as of December 31, 2014.  Since 2007, 148 urban streams have been decontaminated, benefiting approximately 2.2 million people.  In 2014, we had invested R$14 million to decontaminate two large urban streams, which together serve 320,000 people, and to maintain the 146 streams that had already been decontaminated.  Part of the investment related to the Tietê Program benefit the Clean Stream Program.

In 2013, we began the fourth phase of the Clean Stream Program with the expectation to completely or partially decontaminate more than 20 large streams by the end of 2014, with investments of approximately R$100 million.  However, the effects and the consequences of the drought, as well as the difficulty of the state government to remove and relocate low-income households in risk areas, lead us to revise the goals of this program.

Regional Systems Investment Programs

We currently have a number of projects in progress and planned for our Regional Systems.  These relate to the abstraction of water as well as to the collection, removal and disposal of sewage.  We invested approximately R$1.2 billion, R$1.1 billion and R$1.2 billion in these projects in 2014, 2013 and 2012, respectively, and we have budgeted for additional capital expenditures of approximately R$3.5 billion from 2015 through 2019.

Clean Wave Program

The main goals of the Clean Wave Program (Programa Onda Limpa) are to improve and expand the sewage systems in the municipalities comprising the Baixada Santista metropolitan region on the southern coast of the state, increasing the sewage collection rate to 95% and treating 100% of this collected sewage, thereby improving the bathing water quality at 82 beaches in the region by the end of the decade.  This project is being carried out in two phases, the first of which has already begun and the second of which is in the planning phase.  The first phase, which aims to increase the sewage collection rate to 88%, is expected to be completed by 2019.  The funds will come from our own resources as well as from loan agreements entered into with JICA and from the Government Severance Indemnity Fund for Employees (Fundo de Garantia por Tempo de Serviço), or “FGTS”.

Towards the goal of increasing sewage collection, and given that we have already installed sewage networks, we are now prioritizing strengthening the connection of our customers to the sewage network.  As of December 31, 2014, we completed 85.9 thousand sewage connections.  By 2017, we will complete an additional 33 thousand sewage connections.  This work will have an approximated investment value of R$400 million.

As of December 31, 2014, we had invested approximately R$2.1 billion in the entire program, of which R$187 million was invested during 2014.  As a result, sewage collection in the Baixada Santista metropolitan region increased from 53% in 2007 when the program first began to 70% in 2014.  Of the 70% of sewage that was collected, all of it was treated.

The expansion and renovation of the Oceanic Sewage Disposal System in the city of Praia Grande, located in the Baixada Santista metropolitan region, is expected to be concluded by 2019 with investments of approximately R$340 million.

The second phase of the Clean Wave Program is in planning for the period between 2019 and 2024.  We estimate investments in the amount of R$1.8 billion in order to enlarge and implement sewage collection and treatment systems and complete 50 thousand new connections.  The goal of the second phase is to provide full coverage of sewage services in the Baixada Santista metropolitan region.

Northern Coast Clean Wave Program

The Northern Coast Clean Wave Program (Programa Onda Limpa Litoral Norte) aims to expand the collection and treatment of sewage on the northern coast of the state of São Paulo, intending to benefit 600 thousand people, including the local population as well as tourists that visit the region each year.  The program aims to increase the sewage collection rate in the region from 36.0% in 2008 to 85.0% in 2016, thereby improving the health and well-being of the population and stimulating economic development through an increase in tourism.  As of 2014, the sewage collection rate was 56%.

The funds in the amount of R$510 million that are necessary to conclude this program until 2016 will come from our own resources, as well as from loan agreements entered with BNDES and Caixa Econômica Federal.  As of December 31, 2014, we had invested R$157 million in this program, of which R$12.8 million was invested during 2014.

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

As of December 31, 2014, we had invested R$934 million in this program, of which R$76 million was invested during 2014.  The total investment estimated in this phase is R$1.1 billion.

The second phase of the program is in planning, with the goal of increasing even further the availability of treated water for the local population and tourists and improving the quality of the water available to the population in the Baixada Santista metropolitan region in the coming years.

Other Policies and Programs

Nossa Guarapiranga

In December 2011, we launched the Nossa Guarapiranga project, the main objective of which is to improve the water quality in the Guarapiranga basin, a water source for the São Paulo metropolitan region.  The basin serves one million people directly in the areas near Guarapiranga and indirectly serves a further two million people who consume the water from the basin.  We installed 11 drains to collect residue from rivers in the Guarapiranga basin, and since July 2012, we have developed diagnosis and control services for the withdrawal of water plants that obstruct water extraction and deposit garbage at the bottom of the basin’s dam.  The total amount invested from our own funds was R$15.1 million as of December 31, 2014.  These actions will continue through 2016 with a total of R$17.9 million invested.

Pró‑Conexão

In December 2011, the State of São Paulo approved a project to subsidize connections to the sewage system for low‑income families.  Initially intended to last 8 years, the project involves capital expenditures of up to R$349.5 million of which 80% will be provided by the State government and 20% by us.  In this period we expect that this program will create 192 thousand new sewage connections benefiting approximately 800 thousand people.

As of December 2014 we completed approximately 22 thousand sewage connections with total investments worth R$52 million.  We believe that this program will increase the efficiency of our other sewage collection programs and help improve water quality in the region’s rivers and basins as well as improve quality of life for low‑income families.

Water is Life

The Water is Life program, established in November 2011, aims to provide water and sewage services to low‑income and isolated communities in the regions of Alto Paranapanema and Vale do Ribeira.  We have expected to cover 81 communities in 30 municipalities, benefiting approximately 15 thousand people.  In this project we are responsible for supplying water and for offering technical support to the municipalities, which with financing from the state government, will include installing Individual Sanitary Units (Unidades Sanitárias Individuais), a technology better suited for isolated communities.  As of December 31, 2014, we concluded projects in 11 communities and we are currently working in 14 others.  We executed more than 78 kilometers of networks and pipelines and we began to operate 24 new wells in these communities.

A large part of this work was executed by our own personnel, which considerably reduced the need for investment.  We expect to to invest approximately R$7.4 million of R$12.5 million by the end of 2015. However, in light of the current water crisis, we are reevaluating the scope of this program in order to prioritize investments in the expansion of water availability in the São Paulo metropolitan region.

B.      Business Overview

Our Operations

As of December 31, 2014, we provided water and sewage services to 364 municipalities in the state of São Paulo under concession agreements, program agreements, other forms of legal arrangements or without formal agreements.  We also supply treated water on a wholesale basis to five municipalities located in the São Paulo metropolitan region.  Article 2 of our bylaws permits us to carry out the following activities:  provision of water supply and sewage services, urban rain water management and drainage services, urban cleaning services and solid waste management services.  In addition, our bylaws authorize us to carry out other related activities, including the planning, operation and maintenance of production systems, the storage, preservation and trading of energy, and the trading of services, products, benefits and rights that, directly or indirectly, result from our assets, projects and activities, and the right to operate a subsidiary anywhere in Brazil or abroad to provide the services mentioned above.

Following the enactment of the Basic Sanitation Law, which regulates the basic sanitation industry in Brazil, we currently operate under two different contractual environments:  (i) for concession agreements that have expired, we are currently renegotiating or will negotiate new agreements that follow the terms and conditions of the Basic Sanitation Law, known as “program agreements”; and (ii) for concession agreements that have not expired, we will continue to operate under the terms and conditions of the existing concession agreements, except in circumstances where the Basic Sanitation Law applies even though the concession agreement is still in force.  For further information on this topic, see “—Government Regulation—Public Consortia and Cooperation Agreement Law for Joint Management”.

As of December 31, 2014, 54 of our agreements or concessions were still in the process of being regularized through formal agreements.  See “3.D. Risk Factors—Risks Relating to Our Business—We currently lack formal agreements or concessions with 54 of the municipalities to which we provide service, and 38 of our existing concession agreements will expire between 2015 and 2030.  We may face difficulties in continuing to provide water and sewage services in return for payment in these and other municipalities, and we cannot assure you that they will continue to purchase services from us on the same terms or at all”.

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

As of December 31, 2014, we provided water and sewage services to 364 municipalities.  The majority of these concessions have 30‑year terms.  Due to court orders, we temporarily suspended our services in five other municipalities (Cajobi, Iperó, Álvares Florence, Macatuba and Embaúba) that accounted for less than 0.1% of our gross operating revenues and our intangible assets as of December 31, 2014.  For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.  Between January 1, 2007 and December 31, 2014, we entered into agreements with 274 municipalities (including our services agreement with the city of São Paulo) in accordance with the Basic Sanitation Law, of which 8 were entered into in 2014.  As of December 31, 2014, these 274 municipalities accounted for 73.4% of our gross operating revenues (including revenues relating to the construction of concession infrastructure).  In addition to the contracts that have 30‑year terms, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP.  As of December 31, 2014, 54 of our agreements or concessions had expired but we continued to provide water and sewage services to these 54 municipalities and were in negotiations with these municipalities to execute program agreements to substitute the expired concessions.  From January 1, 2015 through 2030, 38 concessions will expire.

Following the increase in the demand for regulatory work, we created a regulatory affairs department, which focuses on regulatory matters and has centralized communication with the regulatory agencies, driving business to the new regulatory regime and proposing matters in which we have an interest to ARSESP.

In April 2011, we created a specific department in our Financial, Economic and Investor Relations Office responsible for costs and tariffs, given the subject’s importance to the continuation of our business.  We also created a statutory Regulatory Affairs Committee.  The committee is composed of our Chief Executive Officer, our Chief Financial and Investor Relations Officer, our Metropolitan Officer and our Regional Systems Officer and is responsible for defining the guidelines, strategies and regulatory recommendations for our Company and coordinating the work of the Regulatory Affairs Department.

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

These assets have been considered to be intangible assets since January 2008.  See Note 3.8 to our financial statements.  Under concession agreements executed prior to 1998, the reimbursement for the assets may be through payment of either:

•         the book value of the assets; or

•         the market value of the assets as determined by a third‑party appraiser in accordance with the terms of the specific agreement.

In Brazil, there are three federal legal regimes for contracting water and sewage services:  (i) public concessions, regulated by Law No. 8,987/1995, which require a prior public bidding process; (ii) administration of public services through cooperation agreements between the federal government and local public authorities at the State and municipal level without the need for a public bidding process, regulated by the Public Consortia and Cooperation Agreement Law; and (iii) public‑private partnerships, regulated by Law No. 11,079/2004, used to grant concessions to private companies to provide public services and used in relation to construction works associated with the provision of public services.  Before 2005, we had adopted the regime for public concessions.  Following the entry into force of the Public Consortia and Cooperation Agreement Law, we adopted the administration of public services through cooperation agreements, which can be used alongside the other two regimes.

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

Federal Law No. 11,107/2005, or the Federal Public Consortia and Cooperation Agreement Law, established the legal basis for the administration of public service contracts, giving greater rights and obligations to municipalities who are responsible for sanitation services and setting out more clearly the provision of services and the responsibilities of the parties.  New agreements entered into following the expiry of concession agreements under the previous law will follow this new model.  See “—Government Regulation—Public Consortia and Cooperation Agreement Law for Joint Management”.

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

Municipalities have the inherent power under Brazilian law to terminate concessions prior to their contractual expiration dates for reasons of public interest.  The municipalities of Diadema and Mauá, which we previously served, terminated our concessions in February 1995 and December 1995, respectively.  In March 2014, we executed a contract to resume direct supply of water and sewage services to the municipality of Diadema.  Concurrently, we entered an agreement with Diadema to resolve water supply-related debt and indemnities.  The agreement has set guarantees in place should a contractual breach occur between us and the Municipality of Diadema.

The Municipality of Mauá signed a contract with us to terminate our concessions.  As arranged, we transferred ownership of the related assets as well as of the provision of services to the Municipality of Mauá.  In another contract we entered into with the Basic Sanitation Company of the Municipality of Mauá (Saneamento Básico do Município de Mauá – SAMA) and the Municipality of Mauá, we were responsible for providing water on a wholesale basis.  However, neither SAMA nor the Municipality of Mauá complied with the stipulations of the agreement, culminating in a lawsuit brought against both parties.  We demanded monetary compensation for our basic sanitary services.  In a separate suit, we are demanding SAMA pay us the correct amount of tariffs for water services it has been receiving without our authorization at a cost below that contracted.

The receivables owed to us by Mauá, due to the termination of the concession, total R$85.9 million and have not been recognized in our financial statements due to the uncertainty of our ability to collect them as of December 31, 2014. Despite these developments, we currently supply water on a wholesale basis to Mauá.

We currently do not anticipate that other municipalities will seek to terminate concessions due to our close relationship with municipal governments, recent improvements in the water and sewage services we provide, and the obligation of the municipality to repay us for the return of the concession.  However, we cannot be certain that other municipalities will not seek to terminate their concessions in the future.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Municipalities may terminate our concessions before they expire in certain circumstances.  The indemnification payments we receive in such cases may be less than the value of the investments we made”.

In addition, we are currently involved in litigation with respect to municipalities that intend to expropriate our water and sewage systems, or to terminate concession agreements before paying us any indemnification.  For a detailed discussion on these proceedings, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.

Operations in the City of São Paulo and Certain Metropolitan Regions

We are a concessionary of the state of São Paulo tasked with providing operate basic sanitary services in metropolitan regions, microregions and urban conglomerates instituted by state law.

The State of São Paulo, pursuant to Article No. 25, Paragraph 3 of the Brazilian Constitution, enacted the LCE  to create the metropolitan regions of São Paulo (LCE No. 94/1974), Baixada Santista (LCE No. 815/1996), Campinas (LCE No. 870/2000), Vale do Paraíba and Litoral Norte (LCE No. 1,166/2012), and Sorocaba No. (LCE 1,241/2014) and the urban clusters of Piracicaba (LCE No. 1,178/2012) and Jundiai (LCE No. 1,146/2011).

In January 2015, the Federal Government issued the Metropolitan Bylaws (Law No. 13,089/2015), which within the next three years will establish:  general guidelines for the planning, management and performance of public interest initiatives in metropolitan regions and in urban clusters instituted by the states; the general planning standards for integrated urban development and other international governance instruments; and the criteria to receive federal loans for initiatives related to international governance in the area of urban development.  This law is expected to enter into effect in the next three years.

There are some pending cases before the Brazilian Supreme Court regarding whether the right to execute concession and program agreements in metropolitan regions belongs to the states or to the municipal governments.  In February 2013, the Brazilian Supreme Court decided a pending case on this matter related to the state of Rio de Janeiro.  In its decision, a majority of the court held that the state of Rio de Janeiro must set up new entities to oversee the planning, regulation and auditing of basic sanitation services in its metropolitan region with the non-partisan participation of relevant municipalities.

In March 2013, the court ruled that this holding would come into effect in the state of Rio de Janeiro after a remaining appeal of its holding is decided.  The court’s holding represents a new paradigm in the management and provision of services.  The Supreme Court has yet to clarify the effects and extension of its decision which modifies the ability of independent municipalities in metropolitan regions to exercise their constitutional competencies, including those related to the provision of basic sanitation services, due to public interest initiatives designed to provide adequate and continuous service to the residents of these municipalities.  In these municipalities, operations are regionalized and contracts are structured considering the financial economic conditions of the entire region.  The regulation including taxes, control and oversight are the responsibilities of ARSESP (LCE 1,025/2007 – Articles No. 6 and No. 10).

The municipalities in which the hydrographic basins of the Piracicaba, Capivari and Jundiaí rivers are located created a consortium known as the Regulatory Agency of Sanitation Services for the Piracicaba, Capivari and Jundiaí River Basin (Agência Reguladora dos Serviços de Saneamento das Bacias dos Rios Piracicaba, Capivari e Jundiaí), or ARES-PCJ, in 2011 to regulate and supervise our activities in those areas, and for similar purposes, in November 2013 the Regulatory Agency of São Bernardo do Campo (AR/SBC) was created.  As a result of the creation of ARES/PCJ, we are currently involved in legal proceedings in which ARES/PCJ is claiming that it has jurisdiction over the regulation and supervision of our activities in three municipalities (Piracaia, Mombuca and Santa Maria da Serra).  We cannot predict the outcome of this case or how it may impact our business.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business”.

The number of judicial disputes concerning the regulation and oversight of services in areas served by us and regulated by ARSESP has increased since 2012.  Agencies may continue to be created to regulate and oversee our services.

Wholesale Operations

Wholesale Water Services

We provide water services on a wholesale basis to five municipalities located in the São Paulo metropolitan region (Mauá, Santo André, São Caetano do Sul, Guarulhos and Mogi das Cruzes).  Agreements to provide water services on a wholesale basis must comply with the Basic Sanitation Law, which designates these services as “interdependent activities” and regulates each stage of the service.  The law requires that the service be supervised by an independent agency, stipulates registration of the cost of the service, and requires assurance of payment among the several service providers in order to continue the provision of the services, in accordance with the rules to be published by ARSESP.  Our agreements currently comply with the provisions of the Basic Sanitation Law.  In 2014, the revenues from wholesale water services were R$146.8 million.  For further information, see “—Regulation of Concessions”.

Wholesale Sewage Services

Currently, we provide sewage services on a wholesale basis to the municipalities of Mogi das Cruzes, Santo André, São Caetano do Sul and Mauá.  We also provided these services to the municipality of Diadema, but in March 2014, we executed a contract to resume direct supply of water and sewage services to the municipality of Diadema.  Our agreement with Santo André for these services was executed with the intervention of the Public Prosecution Office.  Our agreements with the other municipalities resulted from our environmental efforts and municipal authorities’ awareness of environmental issues.  Through these agreements, in 2014 we treated approximately 31.4 million cubic meters of sewage from these municipalities.  We believe this illustrates our commitment to social and environmental responsibility.  In 2014, our revenues from wholesale sewage services were R$21.8 million.

In December 2008, we entered into a five‑year agreement for the collection and treatment of 20% of the sewage generated by the city of Guarulhos.  We have not yet started to provide these services, and such services will only commence when the works on linking the Guarulhos sewage to our sewage system are finalized.  These works are the responsibility the Guarulhos sanitation company.

Description of Our Activities

As set forth in Article 2 of our bylaws, we are permitted to render basic sanitation services with the goal of providing basic sanitation services to the entire population in the municipalities where we conduct our activities without harming our long‑term financial sustainability.  Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities.  We are allowed to act in a subsidiary form in other Brazilian locations and abroad.  See “—Government Regulation—Public Consortia and Cooperation Agreement Law for Joint Management”.  For a description of our operating segments please see Note 24 to our financial statements as of and for the year ended December 31, 2014.

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

Water Operations

Our supply of water to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to our customers’ premises.  In 2014, we produced approximately 2,840.4 millions of cubic meters of water.  The São Paulo metropolitan region (including the municipalities to which we supply water on a wholesale basis) currently is, and has historically been, our core market, accounting for approximately 69% of water invoiced by volume in 2014.

The reduction in the volume of water produced in 2014, as compared to 2013, is a result of the water crisis that affects our area of operation.  For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business:  The measures we took to mitigate the effects of the drought resulted in a significant decrease in the volume of water billed and revenues from services we provide, which had a material adverse effect on our company and that may worsen if the drought escalates in severity” and “—The Current Water Crisis”.

The following table sets forth the volume of water that we produced and invoiced for the periods indicated:

	Year ended December 31,
	2014	2013	2012
	(in millions of cubic meters)
Produced:
São Paulo metropolitan region	2,001.1	2,220.6	2,235.3
Regional Systems	839.3	832.0	823.5
Total	2,840.4	3,052.6	3,058.8
Invoiced:
São Paulo metropolitan region	1,172.4	1,206.9	1,181.9
Wholesale	256.8	299.0	297.5
Regional Systems	639.4	628.1	614.0
Total	2,068.6	2,134.0	2,093.4

The difference between the volume of water produced and the volume of water invoiced generally represents both physical and non‑physical water loss.  See “—Water Loss”.  In addition, we do not invoice:

•         water discharged for periodic maintenance of water transmission lines and water storage tanks;

•         water supplied for municipal uses such as firefighting;

•         water consumed in our own facilities; and

•         estimated water loss associated with water we supply to shantytowns (favelas).

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

Water Resources

We can abstract water only to the extent permitted by DAEE pursuant to water right granted by it.  Depending on the geographic location of the river basin or if the river crosses more than one state (federal domain), the approval of ANA a federal agency under the Ministry of the Environment is required.  We currently abstract substantially all of our water supply from rivers and reservoirs, with a small portion being abstracted from groundwater.  Our reservoirs are filled by impounding water from rivers and streams, by diverting the flow from nearby rivers, or by a combination of both methods.  For more information on water usage regulation, see “—Water Usage”.

In order to supply water to the São Paulo metropolitan region, we rely on 20 reservoirs of non‑treated water and 406 reservoirs of treated water, which are located in the areas under the influence of the eight water producing systems comprising the interconnected water system of the São Paulo metropolitan region.  The total capacity of the water sources available for treatment in this area is 73.7 m³/s.  Total current installed capacity is 73.3 m³/s and can be distributed to the São Paulo metropolitan region.  Average verified production for the interconnected water system of the São Paulo metropolitan region was 62.2 m³/s during 2014.  The Cantareira, Guarapiranga and Alto Tietê systems produce 83% of the water we distributed in the São Paulo metropolitan region in 2014.

In 2014, the Cantareira system accounted for 38.1% of the water that we supplied to the São Paulo metropolitan region (including the municipalities to which we supplied water on a wholesale basis), which represented 70.0% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure) for the year.  For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to risks associated with the provision of water and sewage services”.

For further information on droughts see “Item 3.D Risk Factors—Risks Relating to Our Business—The measures we took to mitigate the effects of the drought resulted in a significant decrease in the volume of water billed and revenues from services we provide, which had a material adverse effect on our company and that may worsen if the drought escalates in severity” and “—The Current Water Crisis”.

Current river basin committees are authorized to charge both for water usage and the dumping of sewage into water bodies.  We participate in the decentralized and integrated management of water resources established by the National Policy on Water Resources.  We are represented by 160 employees on the 21 State River Basin Committees and the four Federal Committees that act in the state of São Paulo and in the National and State Councils on Water Resources.  The State Committees and the Federal Committee of the PCJ River Basin are currently in the process of changing their representatives and we are working to maintain our current number of representatives.  The process is scheduled to be finished by the end of the first half of 2015.

The following table sets forth the water production systems from which we produce water for the São Paulo metropolitan region:

	Production Rate(1)
	2014	2013	2012
	(in cubic meters per second)
Water production system:
Cantareira	23.7	32.6	32.7
Guarapiranga	14.2	13.6	13.7
Alto Tietê	13.8	12.1	12.4
Rio Claro	3.9	3.9	3.7
Rio Grande (Billings reservoir)	4.8	4.8	4.7
Alto Cotia	0.9	1.2	1.2
Baixo Cotia	0.8	0.8	0.9
Ribeirão da Estiva	0.1	0.1	0.1
Total	62.2	69.1	69.4

(1)   Average of the twelve months ended December 31, 2014, 2013 and 2012.

We own all of the reservoirs in our production systems other than the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê system, which is owned by other companies controlled by the State.  We currently do not pay any charges with respect to the use of these reservoirs.  In December 2001, we entered into an agreement with the State whereby the State, among other things, agreed to transfer the remaining reservoirs in the Alto Tietê system to us.  In the cities of the interior region of São Paulo, our principal source of water consists of surface water from nearby rivers and from wells.  For additional information on the Alto Tietê system, see “Item 7.B. Related Party Transactions—Transactions with the State of São Paulo—Agreements with the State”.  In the interior cities of São Paulo, our principal source of water consists of surface water from nearby rivers and from wells.

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events.  We installed 231,551, 226,421, and 212,775 new water connections in 2014, 2013 and 2012, respectively.  Throughout 2014, we adopted various measures to mitigate the current water crisis, which allowed us to provide water to the population despite the decreased water availability.  We were able to balance supply and demand for water in the São Paulo metropolitan region, as a result of:  (i) using water from other production systems to serve consumers originally supplied by the Cantareira system; (ii) to offer discounts (bonus) to consumers that would use below average amounts of water, compared to average consumption; (iii) reducing pressure in the water distribution lines in order to decrease leakeage; (iv) reducing the volume of water sold to municipalities that own their distribution network; and (v) to use pumps in order to extract water located below the intakes of the Cantareira system, from the so-called “technical reserve”.  For more information on the effects of the drought on the water supply, see “—The Current Water Crisis”.

The interconnected water system of the São Paulo metropolitan region serves 30 municipalities, of which 25 are operated directly by us under this system.  Through this system, we serve the other five municipalities on a wholesale basis, whereas distribution is the responsibility of other companies or departments related to each municipality.

In order to reach the final customer, the water is stored and transported through a complex and interconnected system.  This water system requires permanent operational supervision, engineering inspection, maintenance, and quality monitoring and measurement control.

To ensure the continuous provision of regular water supply in the São Paulo metropolitan region, we intend to invest R$7.7 billion (including the investment in the São Lourenço PPP) from 2015 to 2019 to increase our water production and distribution capacities as well as to improve the water supply systems.  In 2014, our total investment in water supply systems amounted to R$1.3 billion.

Water Treatment

We treat all water at our water treatment facilities prior to dispatching it to our water distribution network.  We operate 235 treatment facilities, of which eight located in the São Paulo metropolitan region account for approximately 70.45% of all water we produced in 2014.  The type of treatment used depends on the nature of the source and quality of the untreated water.  For example, water abstracted from rivers requires more treatment than water drawn from groundwater sources requires.  All of the water we treat receives fluoridation treatment.

Water Distribution

We distribute water through our own networks of water pipes and water transmission lines, ranging in size from 2.5 meters to 75 millimeters in diameter.  Storage tanks and pumping stations regulate the volume of water flowing through the networks in order to maintain adequate pressure and continuous water supply.

The following table sets forth the total number of kilometers of water pipes and water transmission lines and the number of connections in our network as of the dates indicated:

	As of December 31,
	2014	2013	2012
Water distribution pipes and water transmission lines (in kilometers)	70,800	69,619	67,647
Number of connections (in thousands)	8,210	7,888	7,679

More than 90% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride, or PVC.  Distribution pipes at customers’ residences typically are made from high‑density polyethylene tubing.  Our water transmission lines are mostly made of steel, cast iron or concrete.

As of December 31, 2014, our water distribution pipes and water transmission lines included:  (i) 36,975 kilometers in the São Paulo metropolitan region; and (ii) 33,825 kilometers in the Regional Systems.

As of that date, we had 406 storage tanks in the São Paulo metropolitan region with a total capacity of 2 million cubic meters, and 1,936 storage tanks in the Regional Systems.  Furthermore, we had 175 treated water pumping stations in the São Paulo metropolitan region aqueduct system, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

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

The new customers whose water pipes are more than 20 meters away from the water transmission lines are responsible for covering part of the costs of connecting to our water distribution network. They must cover the costs of connecting to the network from the customer’s premises, including costs of purchasing and installing the water meter and related labor costs.  We perform the installation of the water meter and conduct periodical inspections and measurements.  After completion of installation, the customer is responsible for the water meter.

The following table sets forth projected new water connections for the periods indicated in thousands:

	in thousands
	2015	2016	2017	2018	2019	2020	2015 ‑ 2020
São Paulo metropolitan region	103	100	95	97	92	92	579
Regional Systems	74	72	69	67	66	66	414
Total	177	172	164	164	158	158	993

Water Loss

The difference between the amount of water produced and the amount of water invoiced generally represents both physical and non‑physical water loss.

The Water Billed Loss Index represents the quotient of (i) the difference between (a) the total amount of water produced minus (b) the total amount of water invoiced plus (c) the volume of water excluded from our calculation of water loss, divided by (ii) the total amount of water produced.

The Water Metered Loss Index represents the quotient of (i) the difference between (a) the total amount of water produced minus (b) the total amount of water measured minus (c) the volume of water that we exclude from our calculation of water loss, divided by (ii) the total amount of water produced.

The Water Loss per Connection per day measured in liters per connection per day represents the quotient of (i) the average annual water loss, divided by (ii) the average number of active water connections multiplied by the number of days of the year.  This calculation method is based on worldwide market practice for the sector.

We exclude the following from our calculation of water loss:  (i) water discharged for periodic maintenance of water transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to shantytowns (favelas).

Among the principal indicators utilized to measure rates of water loss are the following:

•         Water Billed Loss Index (WBLI), in %;

•         Water Metered Loss Index (based on metered consumption) (WMLI); and

•         Water Loss per Connection, (TLDC) in liters per connection per day.

These indicators are calculated by applying the following formulas:

WBLI =	Vproduced – (Vinvoiced + Vused)
Vproduced
WMLI =	Vproduced – (Vmeasured + Vused)
Vproduced
TLDC =	Vproduced – (Vmeasured + Vused)
Nconnection x No. of days of a given period

Where:

Vproduced:  corresponds to the volume of water produced at a given period;

Vbilled:  corresponds to the volume of water billed at a given period;

Vmeasured:  corresponds to the volume of water measured at a given period;

Vused:  corresponds to the volume of water used for operational, public, private and social needs (supply shantytown areas) at a given period; and

Nconnections:  corresponds to the average number of active water connections.

Using this calculation method, as of December 31, 2014, we experienced 365 liter/connection per day of water loss in the São Paulo metropolitan region and 248 liter/connection per day in the Regional Systems, averaging 319 liter/connection per day.  We have a Corporate Program for Reduction of Water Loss in place that aims to reduce total water loss to around 296 liters/connection, Water Billed Loss Index to 18% by 2020 and the Water Metered Loss Index to 25.9% by 2020.  Nonetheless, on account of the drought, the negative impacts on our revenue during 2014 and the necessity to priorize investing in the expansion of water availability, the scope and the goals of our Corporate Program for Reduction of Water Loss are under revision.

In order to continue to supply water to the population despite its low availability, one of the measures that we adopted was to further reduce water pressure across our network of operation.  Insomuch as the utilization of water sources, real water loss (water physically lost, which corresponds to about 65% of the Water Metered Loss Index) fell from 22.2% in December 2008 to 19.4% in December 2014.  This reduction is not only the result of initiatives to combat water loss including, for example, strengthening our supply systems’ “pressure management”, but it can also be attributed to atypical and temporary operations.

For more information on the measure we have adopted to confront the water crisis, see “—The Current Water Crisis”.

Our strategy to reduce water loss has two approaches:

•         reduction in the level of physical loss, which results mainly from leakage.  To this end we are primarily replacing and repairing water transmission lines and pipes and installing probing and other equipment, including strategically located pressure‑regulating valves; and

•         reduction of non‑physical loss, which results primarily from the inaccuracy of our water meters installed at our customers’ premises and from clandestine and illegal use.  To this end we are upgrading and replacing inaccurate water meters and expanding our anti‑fraud personnel.

We are taking measures to decrease physical loss by reducing response time to fix leakages and by better monitoring of non‑visible water main fractures.  Among other initiatives, we have adopted the following measures to reduce physical water loss:

•         the introduction of technically advanced valves to regulate water pressure throughout our water  transmission lines in order to maintain appropriate water pressure downstream.  These valves are programmed to respond automatically to variations in demand.  During peak usage, the flow of water in the pipes is at its highest point; however, when demand decreases, pressure builds up in the water transmission lines and the resulting stress on the network can cause significant water loss through cracks and an increase in ruptures of the pipes.  The technically advanced valves are equipped with probes programmed to feed data to the valve in order to reduce or increase pressure to the water transmission lines as water usage fluctuates.  As of December 31, 2014, we installed 362 valves at strategic points in the network, with 263 valves in the São Paulo metropolitan region and 99 in the Regional Systems;

•         the reconfiguration of interconnected water distribution to permit the distribution of water at lower pressure;

•         the implementation of routine operational leak detection surveys to reduce overall water loss;

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

Water Quality

We believe that we supply high quality treated water that is consistent with the standards set by Brazilian law, which are similar to the standards set in the United States of America and Europe.  Pursuant to the Brazilian Ministry of Health (Ministério da Saúde) regulations, we have significant statutory obligations regarding the quality of treated water.

In general, the state of São Paulo has excellent water quality from underground or surface water sources.  However, high rates of population growth, increased urbanization and disorganized occupation of some areas of the São Paulo metropolitan region have reduced the quantity and quality of water available to serve the population in the southern area of the São Paulo metropolitan region and in the coastal region.  Currently, we successfully treat this water to make it potable.  We are also investing in improvements of our water transmission lines and our treatment systems to ensure the quality and availability of water for the upcoming years.

Water quality is monitored at all stages of the distribution process, including at the water sources, water treatment facilities and in the distribution network.  We have 15 regional laboratories, one central laboratory, and laboratories located in all water treatment facilities that monitor water quality, as required by our standards and those set by law.  Our laboratories analyze an average of 50,000 samples per month on distributed water, with samples collected from residences.  Our central laboratory located in the city of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods as well as heavy metals analysis by atomic absorption technique.  Our central laboratory and 13 of our regional laboratories have obtained the ABNT NBR ISO IEC 17025 accreditation (accreditation for general requirements for the competence of testing and calibration laboratories) awarded by the National Institute of Metrology, Standardization and Industrial Quality, or INMETRO.

All chemical products used for water treatment are analyzed and follow strict specifications set out in recommendations made by the National Health Foundation (Fundação Nacional de Saúde), or NHF,  ABNT, and the National Standard Foundation (NSF) and the American Water Works Association (AWWA) to eliminate toxic substances that are harmful to human health.  From time to time, we face problems with the proliferation of algae, which may cause an unpleasant taste and odor in the water.  In order to mitigate this problem, we work on:  (i) fighting algae growth at the water source and (ii) using advanced treatment processes at the water treatment facilities that involve the use of powdered activated carbon and oxidation by potassium permanganate.  The algae growth creates significant additional costs for water treatment because of the higher volumes of chemicals used to treat the water.  In 2014, we did not detect significant algae growth.  We participate in the Water Source Program (Programa Mananciais) together with other organizations engaged in the promotion of urban development and social inclusion to mitigate pollution in the São Paulo metropolitan region.  In addition, we also participate in the Clean Stream Program to clean important streams in the city of São Paulo.  Other initiatives also aimed at improving the water quality in the water sources located in the of São Paulo metropolitan region are Nossa Guarapiranga and Pró‑Conexão.  See “—Main Projects of Our Capital Expenditure Program—Metropolitan Water Program—Water Source Program,” “—Clean Stream Program,” and “—New Policies and Programs—Nossa Guarapiranga”.

We believe that there are no material instances where our standards are not being met.  However, we cannot be certain that future breaches of these standards will not occur.

Fluoridation

As required by Brazilian law, we add fluoride to the water at our treatment facilities prior to its distribution into the water supply network.  Fluoridation primarily consists of adding fluorosilicic acid to water at between 0.6 mg/L and 0.8 mg/L to assist in the prevention of tooth decay among the population.

Sewage Operations

We are responsible for the collection, removal, treatment and final disposal of sewage.  As of December 31, 2014, we collected approximately 87% and 80% of all the sewage produced in the municipalities in which we operate in the São Paulo metropolitan region and in the Regional Systems, respectively.  During 2014, we collected approximately 85% of all the sewage produced in the municipalities in which we operated in the state of São Paulo.  We installed 244,280, 236,647 and 240,687 new sewage connections in 2014, 2013 and 2012, respectively.

Sewage System

The purpose of our sewage system is to collect and treat sewage and to adequately dispose of the treated sewage.  As of December 31, 2014, we were responsible for the operation and maintenance of 47,992 kilometers of sewage lines, of which approximately 25,644 kilometers are located in the São Paulo metropolitan region and 22,348 kilometers are located in the Regional Systems, respectively.

The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated:

	As of December 31,
	2014	2013	2012
Sewage lines (in kilometers)	47,992	47,103	45,778
Sewage connections (in thousands)	6,660	6,340	6,128

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

The public sewage system operated by us was structured in order to receive, in addition to household effluents, a portion of non-domestic effluents (such as industrial sewage and sewage from other non‑domestic sources) for treatment together with household effluents.  Non-domestic effluents have characteristics that are qualitatively and quantitatively different from household effluents.  As a result, the discharge of non-domestic effluents into the public sewage system is subject to compliance with specific legal demands with the purpose of protecting the sewage collection and treatment systems, the health and safety of operators and the environment.  The current environmental legislation establishes standards for the discharge of these effluents into the public sewage system and stipulates that such effluents be subject to pretreatment.  These standards are defined in State Decree No. 8,468/1976, as amended by State Decree No. 54,487/2009.

Before the discharge is permitted, we carry out acceptance studies that assess the capacity of the public sewage system to receive the discharge as well as the compliance with regulations.  Upon the conclusion of these studies, the technical and commercial conditions for receiving the discharge are established, which are then formalized in a document signed by us and the effluent producer.  Failure to comply with these conditions can lead to the application of penalties by us.  In extreme cases, the Sao Paulo Sanitation Technology Company (Companhia Ambiental do Estado de São Paulo), or “CETESB”, is notified in order for the applicable measures to be taken.  Effluents from our treatment facilities must comply with limitation guidelines for release of effluents into receiving water bodies.  Additionally, the quality of the water in the receiving water body must not be impaired by the release of such effluents, as established by State Decree No. 8,468/1976 and Conama Resolution No. 357/2005, as amended by Conama Resolution No. 430/2011.

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

Unlike the São Paulo metropolitan region, the interior region of São Paulo State does not generally suffer obstructions caused by sewage system overload.  The coastal region, however, experiences obstructions in its sewage lines primarily due to infiltration of sand, especially during the rainy season in the summer months.  In addition, the sewage coverage ratio in the coastal region is lower than in the other regions served by us, with approximately 60% of all residences in the coastal region currently connected to our sewage network as of December 31, 2014.

New sewage connections are made on substantially the same basis as connections to water lines:  we assume the cost of installation for the first 20 meters of sewage lines from the sewage network to all customers’ sewage connections and the customer is responsible for the remaining costs.

The following table sets forth projected new sewage connections for the periods indicated:

	2015	2016	2017	2018	2019	2020	2015‑2020
	in thousands
São Paulo metropolitan region	133	132	132	130	136	129	792
Regional Systems	109	110	110	107	101	108	645
Total	242	242	242	237	237	237	1,437

Sewage Treatment and Disposal

In 2014, approximately 68% and 96% of the sewage we collected in the São Paulo metropolitan region and the Regional Systems, respectively, or 77% of the sewage we collected in the state of São Paulo, was treated at our treatment facilities and afterwards discharged into receiving water bodies such as rivers and the Atlantic Ocean, in accordance with applicable legislation.  Though we have not yet reached full coverage of sewage collection and treatment services in the regions were we operate, we are making efforts to reach this goal.

We currently operate nine ocean outfalls and 515 sewage treatment facilities, of which the five largest, located in the São Paulo metropolitan region, have treatment capacity of approximately 18 cubic meters of sewage per second.

In the São Paulo metropolitan region, the treatment process used by most treatment facilities is the activated sludge process.

Sewage treatment in the Regional Systems will vary according to the particularities of each area.  In the interior region of São Paulo State, treatment consists largely of stabilization ponds.  There are 419 secondary treatment facilities in the interior region of São Paulo State that have treatment capacity of approximately 15 cubic meters of sewage per second.  Similar to our disposal process for treated sewage collected in the São Paulo metropolitan region, the majority of sewage collected in the coastal region receives treatment and disinfection and is then discharged into rivers and also into the Atlantic Ocean through our ocean outfalls, in accordance with applicable legislation.  We have 74 sewage treatment facilities in the coastal region.

We are a party to a number of legal proceedings related to environmental matters.  See “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.  In addition, our capital expenditure program includes projects to increase the amount of sewage that we treat.  See “Item 4.A. History and Development of the Company—Capital Expenditure Program” and “Item 4.B. Business Overview—Government Regulation—Environmental Regulation—Sewage Requirements”.

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

Part of the R$10.7 million invested in research and development in 2014 was used for approached to the disposal and beneficial use of sludge, in order to meet the Principles for Cleaner Production.  Our agreement with the São Paulo State Foundation for Research Support (Fundação de Amparo à Pesquisa do Estado de São Paulo  - FAPESP), or “FAPESP”, initiates projects that use sludge to help recover degraded areas, cover landfills and yield sand for construction works.

Sludge disposal must comply with State and Federal law requirements, such as Resolution No. 375/2006 of the CONAMA, Federal Law No. 12,305/2010, Federal Decree No. 7,404/2010, State Law No. 12,300/2006 and State Decree No. 54,645/2009.

Principal Markets in Which We Operate

As of December 31, 2014, we operated water and sewage systems in 364 of the 645 municipalities in the state of São Paulo.  In addition, we currently supply water on a wholesale basis to five municipalities located in the São Paulo metropolitan region with an urban population of approximately 3.1 million.

The following table provides a breakdown of gross revenues from water supply and sewage services by geographic market for the periods indicated:

	Year ended December 31,
	2014	2013	2012
	(in millions of R$)
São Paulo metropolitan region	6,235.3	6,984.4	6,625.0
Regional Systems	2,670.1	2,555.7	2,301.7
Total	8,905.4	9,540.1	8,926.7

The following table provides a breakdown of gross revenues from water supply and sewage services by category of activity for the periods indicated:

	Year ended December 31,
	2014	2013	2012
	(in millions of R$)
Water supply	4,896.7	5,276.1	4,944.2
Sewage services	4,008.7	4,264.0	3,982.5
Total	8,905.4	9,540.1	8,926.7

Competition

In the state of São Paulo, there are approximately 276 municipalities that operate their own water and sewage systems and that collectively have a total population of approximately 13.8 million, or approximately 31% of the population of the state of São Paulo, excluding the population of the municipalities to which we provide water services on a wholesale basis.

The competition for municipal concessions arises mainly from the municipalities, as they may resume the water and sewage services that were granted to us and start providing these services directly to the local population.  In this case, the municipal governments would be required to indemnify us for the unamortized portion of our investment.  See “—Our Operations—Concessions”.  In the past, municipal governments have terminated our concessions agreements before the expiration date.  Furthermore, municipal governments have tried to expropriate our assets in an attempt to resume the provision of water and sewage services to local populations.  See “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.  We negotiate expired concession agreements and concession agreements close to expiration with the municipalities in an attempt to maintain our existing areas of operations.  In the state of São Paulo we face competition from private and municipal water and sewage service providers.

In recent years, we have also experienced an increasing level of competition in the market of water supply to industrial customers.  Several large industrial customers located in municipalities we serve use their own wells to meet their water needs.  In addition, competition for the disposal of non‑residential, commercial and industrial sludge in the São Paulo metropolitan region has increased in recent years as private companies offer stand‑alone water treatment solutions inside the facilities of their customers.  We have also established new tariff schedules for commercial and industrial customers in order to assist us in retaining these customers.  For this group of certain industrial customers, ARSESP has given us special authorization to establish fixed demand agreements.  Since these fixed demand agreements (take-or-pay contracts) with certain of our industrial customers are not covered by our bonus program, we stopped requiring the fulfillment of this fixed demand contract to encourage lower water consumption.  However, these contracts are subject to the contingency tariff that was implemented in January 2015.  For more information about the water crisis, see “—The Current Water Crisis”.

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

The majority of the bills for water and sewage services are delivered to our customers in person, mainly through one of our employees or through independent contractors who are also responsible for reading water meters.  The remainder, by judicial determination, is sent by mail.  Water and sewage bills can be paid at some banks and other locations in the state of São Paulo.  These funds are paid over to us after deducting average banking fees ranging from R$0.30 to R$1.27 per transaction for collection and remittance of these payments.

Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine.  We generally charge a penalty fee and interest on late bill payments.  In 2014, 2013 and 2012, we received payment of 94.6%, 95.2% and 94.7%, respectively, of the amount billed to our retail customers, and 94.3%, 95.0%, and 94.3%, respectively, of the amount billed to those customers other than State entities, within 30 days after the due date.  In 2014, 2013, and 2012, we received 101.1%, 100.5% and 100.7%, respectively, of the amount billed to the State entities.  Amounts in excess of 100.0% reflect our recovery of amounts billed in prior years.  With respect to wholesale supply, in 2014, 2013 and 2012, we received payment of 32.8%, 45.8% and 50.1%, respectively, of the amount billed within 30 days.

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

Tariffs

Tariff adjustments follow the guidelines established by the Basic Sanitation Law and ARSESP.  The guidelines also establish procedural steps and the terms for the annual adjustments.  The adjustments have to be announced 30 days prior to the effective date of the new tariffs, which previously would take effect in September.  Pursuant to the most recent tariff revision, both the base date and future adjustments will now take place in April.

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

In addition, in 2011, the municipalities located in the hydrographic basins of the Piracicaba, Capivari and Jundiaí rivers created a consortium known as ARES/PCJ to regulate and supervise our activities in those areas, and for similar purposes, in November 2013 the Regulatory Agency of São Bernardo do Campo (AR/SBC) was created.  As a result of the creation of the ARES/PCJ, we are currently involved in legal proceedings in which ARES/PCJ is claiming that it has jurisdiction over the regulation and supervision of our activities in three municipalities (Piracaia, Mombuca and Santa Maria da Serra).  We cannot predict the outcome of this case or how it may impact our business.  See “Item 3.D. Risk Factor—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business”.

The number of judicial disputes related to the regulation and oversight of services in areas served by us and regulated by ARSESP has recently increased since 2012.  Regional and municipal agencies may continue to be created and may dispute with ARSESP regarding the regulation and oversight of our services.

In 2012 and 2011, we readjusted our prices by 5.15% and 6.83% starting on September 11, 2012 and on September 11, 2011, respectively.  On April 22, 2013, ARSESP approved a preliminary tariff revision of 2.3509% to be applied equally on all customer tariffs.  These adjustments were valid for all municipalities we serve, except for the municipalities that possess specific contractual tariff clauses.

On November 1, 2013, ARSESP issued Resolution No. 435/2013 which authorizes us to implement a tariff adjustment.  Initially, this adjustment considered an inflation rate of 6.2707% as measured by the IPCA for the period from August 2012 to July 2013.  From this number, ARSESP deducted the efficiency factor, or “X Factor”, of 0.4297% for the period, and this resulted in an adjustment of 5.8410%.  Additionally, ARSESP estimated the gain that we had with the preliminary tariff revision of 2.3509% beginning in April 2013, and this resulted in a further reduction of 0.9249% in the indicator.  Moreover, ARSESP also estimated our loss of 0.6538% resulting from the delay in the reposition of the IPCA and added that estimated amount.  The product of these estimations and considerations resulted in a linear increase of 3.1451% in tariffs beginning December 11, 2013.

ARSESP Resolution No. 520/2014, published on November 27, 2014, authorizes us to implement a final tariff revision as of December 27, 2014 with a repositioning index of 6.4952%.  This percentage corresponds to the index of the 5.4408% tariff revision increase already granted as a result of the conclusion of the tariff revision, approved by ARSESP Resolution No. 484/2014 of April 10, 2014, and an additional 1% index, accrued to the index for partial compensation regarding the postponement of the tariff revision application.  This additional 1% index may be revised or supplemented after ARSESP analyzes data related to our loss in revenue on account of the application postponement.

ARSESP Resolution No. 545/2015, published in January 2015, authorized us to implement a contingency tariff mechanism consisting of additions to water and sewage bills for customers whose monthly consumption exceeds the average monthly consumption verified, between February 2013 and January 2014.  The tariff is subject to a contingency as follows:

i.      a 40% increase on the tariff amount applicable to the water consumption portion that exceeds up to 20% of the average; or

ii.     a 100% increase on the tariff amount applicable to the water consumption portion that exceeds more than 20% of the average.

Regarding the tariff structure, ARSESP Resolution No. 463/2014, published in January 2014, established April 10, 2014, as the deadline for publication of the timetable for implementation of our new tariff structure.  However, on April 17, 2014, ARSESP issued Resolution No. 484/2014, which maintains the current Tariff Structure and does not set a date for implementation of the new tariff structure.  Until the new tariff structure is approved by ARSESP, we will continue to use our current tariff structure.  As such, we currently divide tariffs into two categories:  residential and non‑residential.  The residential category is subdivided into standard residential, residential-social and shantytown (favela).  The residential-social tariffs apply to residences of low‑income families, residences of persons unemployed for up to 12 months and collective living residences.  The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure.  The latter two sub‑categories were instituted to assist lower‑income customers by providing lower tariffs for consumption.  The non‑residential category consists of:  (i) commercial, industrial and public customers; (ii) “not‑for‑profit” entities that pay 50.0% of the prevailing non‑residential tariff; (iii) government entities that have entered into a water loss reduction agreement with us and pay 75.0% of the prevailing non‑residential tariff; and (iv) public entities that have entered into program agreements, for municipalities with a population of up to 30,000 and with half or more classified according to their degree of social vulnerability by the Social Vulnerability Index of São Paulo (Índice Paulista de Vulnerabilidade Social) 5 and 6, of the SEADE, obtained through the analysis of the 2000 Census figures, and start to receive tariff benefits, in accordance with our normative ruling, for the category of public use, at the municipality level.  The tariffs are equal to those offered to the commercial/entity of social assistance and that corresponds to 50.0% of the public tariffs without contractual provisions referred to in item (iv) above.

We established a new tariff schedule, effective May 2002, for commercial and industrial customers that consume at least 5,000 cubic meters of water per month and that enter into fixed demand agreements (take‑or‑pay) with us for at least one‑year terms.  In October 2007, the minimum volume for entering into these agreements was reduced from 5,000 cubic meters per month to 3,000 cubic meters per month.  We believe this tariff schedule will help prevent our commercial and industrial customers from switching to the use of private wells.  Since 2008, we have been authorized by ARSESP to establish tariffs for non‑residential customers, such as industrial and commercial customers, that consume more than 3,000 cubic meters per month, with a maximum tariff equal to the tariffs applicable to non‑residential customers that consume more than 50 cubic meters per month.  In 2010, ARSESP authorized a reduction in the minimum volume of consumption for customers that enter into fixed demand agreements with us to a minimum of 500 cubic meters per month.  These fixed demand agreements are not covered by the water consumption reduction program, but in order to encourage lower consumption, we stopped requiring the fulfillment of this fixed demand contract.  Yet, these contracts are comprised in the contingency tariff that was implemented in January 2015.  For more information about the water crisis, see “—The Current Water Crisis”.

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

Each category and class of customer pays tariffs according to the volume of water consumed.  The tariff paid by a certain category and class of customer increases progressively according to the increase in the volume of water consumed.  The following table sets forth the water and sewage services tariffs by (i) customer category and class and (ii) volume of water consumed, charged in cubic meters during the years and period stated in the São Paulo metropolitan region:

Customer Category Consumption	As of December 27, 2014	As of December 11, 2013	As of September 11, 2012
Residential	(reais per m3)
Standard Residential:
0‑10(1)	1.79	1.68	1.59
11‑20	2.80	2.63	2.49
21‑50	7.00	6.57	6.22
Above 50	7.71	7.24	6.86
Social:
0‑10(1)	0.61	0.57	0.54
11‑20	1.05	0.99	0.94
21‑30	3.71	3.48	3.29
31‑50	5.29	4.97	4.71
Above 50	5.85	5.49	5.20
Shantytown (favela):
0‑10(1)	0.46	0.44	0.41
11‑20	0.53	0.50	0.47
21‑30	1.75	1.64	1.55
31‑50	5.29	4.97	4.71
Above 50	5.85	5.49	5.20
Non‑Residential
Commercial/Industrial/Governmental:
0‑10(1)	3.60	3.38	3.20
11‑20	7.00	6.57	6.22
21‑50	13.41	12.59	11.93
Above 50	13.97	13.12	12.43
Social Welfare Entities:
0‑10(1)	1.80	1.69	1.60
11‑20	3.50	3.29	3.12
21‑50	6.73	6.32	5.99
Above 50	6.99	6.56	6.21
Government entities that employ the Rational Use of Water Program (Programa de Uso Racional da Água – PURA), with reduction agreement:
0‑10(1)	2.70	2.53	2.28
11‑20	5.24	4.92	4.43
21‑50	10.09	9.47	8.53
Above 50	10.48	9.84	8.86

(1)   The minimum volume charged is for ten cubic meters per month.

In 2014, 2013 and 2012, the average tariff calculated for the Regional Systems was approximately 25% below the average tariff of the São Paulo metropolitan region.

The Basic Sanitation Law requires states to establish independent regulators with the responsibility of monitoring basic sanitation services and regulating tariffs.  Federal law No. 11,445/2007 and São Paulo State Law No. 1,025/2007 established the ARSESP, which regulates and supervises the basic sanitation services that we provide in municipalities that have agreed to come under ARSESP’s jurisdiction.  For the municipalities that have not yet agreed to come under ARSESP’s jurisdiction for which we currently provide basic sanitation services, we determine tariffs based on our Tariff System Regulation, which was approved by State Decree No. 41,446/1996.  ARSESP has proposed or enacted a number of regulatory changes, including the following:

•        In 2009, ARSESP invited public discussion and hearings to take place regarding the methodology for tariff revisions.  In 2010, ARSESP issued Resolution No. 156/2010.  This resolution established the methodology and general criteria for the valuation of our regulatory asset base to be used for purposes of tariff review processes and auditing.  In May 2011, ARSESP disclosed the applicable weighted average cost of capital (8.06%) and disclosed in April 2012 the methodology for tariff revisions.  In November 2012, ARSESP published a preliminary technical note for public consultation, proposing a preliminary initial maximum average tariff (P0) and X Factor, based on a preliminary evaluation of assets held by us.

•         In March 2013, ARSESP published Resolution No. 406/2013, which sets out the following:  (i) an initial maximum average tariff (P0) and a preliminary asset base value to apply until the conclusion of an external audit of our asset base, resulting in a repositioning index of 2.3509%; (ii) authorizes the pass-through to consumers of the regulation and supervision rate of 0.5% immediately after the conclusion of the operational adjustments necessary for the inclusion of this rate in the bills in the municipalities where it will be charged; (iii) ARSESP also establishes an annual tariff adjustment formula, to be implemented during the second tariff cycle, consisting of the IPCA variation (a consumer price index) for the period, adjusted by a X Factor designed to transfer a portion of our productivity gains to consumers and further adjusted to reflect changes in service quality to be defined and applied as of the third year of the tariff cycle.  Moreover, in April 2013, we implemented the repositioning index of 2.3509% to current tariff rates.  We have not yet begun applying the regulation and supervision rate of 0.5% to all the municipalities we serve.

•         Also, in March 2013, ARSESP issued Resolution No. 407/2013 authorizing us to pass through to the service bill the 7.5% transfer to the São Paulo Municipal Sanitation and Infrastructure Fund as a legal charge, as defined by municipal legislation.  Pursuant to the Program Contracts and the Sewage and Water Supply Service Contracts, this charge must be considered in the tariff revision.

•        In April 2013, ARSESP issued Resolution No. 413/2013, which effectively suspended Resolution No. 407/2013 until the tariff revision process is concluded, thereby postponing our authorization to pass the charge through to consumers on the service bill.  The postponement of Resolution No. 407 was due to a request from the Government of the State of São Paulo to analyze, among other matters, methods of reducing the impact on consumers.

•         On November 1, 2013, ARSESP issued Resolution No. 435/2013, authorizing us to implement a tariff adjustment.  Initially, this adjustment considered an inflation rate of 6.2707% as measured by the IPCA for the period from August 2012 to July 2013.  From this number, ARSESP deducted the X Factor of 0.4297% for the period, and this resulted in an adjustment of 5.8410%.  Additionally, ARSESP estimated the gain that we had with a tariff revision of 2.3509% beginning in April 2013, and this resulted in a further discount of 0.9249% in the indicator.  Moreover, ARSESP also estimated our loss of 0.6538% resulting from the delay in the reposition of the IPCA and added that estimated amount.  The result of these movements and considerations was a linear tariff adjustment of 3.1451% beginning December 11, 2013.

•         In April 2014, ARSESP issued Resolution No. 484/2014 (further ratified by ARSESP Resolution No. 520/2014), which, among other things:  (i) establishes that, as of May 11, 2014, a tariff repositioning index of 5.4408% in relation to our current tariffs and an annual X Factor of 0.9386%, which will be deducted in the upcoming annual tariff adjustments, shall be applied to water services bills; (ii) allows us to apply the repositioning index arising from the tariff revision at a more opportune future date, when we shall proceed with a recalculation and monetary adjustment of the applicable amounts, in order to ensure our economic and financial balance, taking into account the atypical situation in our market due to the lack of rainfall and our measures to encourage water savings in order to ensure supply; (iii) establishes that the next annual tariff adjustments will occur on April 11, 2015 and April 11, 2016, with the next tariff revision on April 11, 2017; and (iv) ratifies the readjustment rules set forth on Resolution No. 406/2013 and updated the X Factor for the tariff cycle from 0.836% to 0.9386%.  The current tariff structure will be kept with respect to our services until the new structure is approved by ARSESP and implemented.  Considering what has been established by Resolution No. 484/2014, we decided to postpone the application of the repositioning index to an opportune date no later than the end of December 2014.

•         In May 2014, ARSESP issued Resolution No. 488/2014, which maintained the suspension of ARSESP Resolution No. 407/2013 until the outcome of the revision of the contract signed between us, the city of São Paulo and the State of the São Paulo is known, thereby delaying the authorization to pass the charge through to consumers on the service bill.  We cannot be certain when the contract will be revised or when we will be able to pass the 7.5% charge on to consumers through the service bill.

•         In November 2014, ARSESP published Resolution No. 520/2014 authorizing us to implement a tariff revision as of December 27, 2014 with a repositioning index of 6.4952%.  This percentage corresponds to the index of the 5.4408% related to the tariff increase already granted as a result of the conclusion of the tariff revision, approved by ARSESP Resolution No. 484/2014, and an additional 1% index, accrued to the index for partial compensation regarding the postponement of the tariff revision application.  This additional 1% index may be revised after ARSESP analyzes data related to our loss in revenue on account of the application postponement.

•         In March 2015, we filed with ARSESP an extraordinary revision request motivated by the decline in the volume of water billed due to the water crisis and the unpredicted increase in electricity tariffs.  On March 31, 2015, ARSESP submitted for Public Consultation a proposal which suggests a total tariff adjustment of 13.87%, 6.36% of which refers to the extraordinary revision and 7.06% to the tariff adjustment by the IPCA minus the X Factor.  In the Public Hearing held on April 15, 2015, we proposed a total tariff increase of 22.70%.  We are awaiting ARSESP’s final decision.

The Current Water Crisis

Prior to 2014, we planned our supply of water to the São Paulo metropolitan region according to the water supply during the driest period on record, from 1953 to 1954.  However, water inflow to the Cantareira reservoirs throughout 2014 was less than half the inflow of the previously most critical year, 1953.  Consequently, the amount of water stored in the reservoirs in 2014 and 2015 significantly declined.  Since May 2014 it has not been possible to withdraw water by gravity from the PCJ River Basin reservoirs intake.  Pumping water out from the technical reserve, whose elevation is below the intake, has been necessary.  Water production in this system decreased from 31.77 m³/s in February 2014 to 14.04 m³ in March 2015.

Together with other water systems that were used to support the Cantareira System, the Alto Tietê System reached its maximum production capacity during the crisis period, which allowed for the transfer of water to areas previously supplied by the Cantareira System.

The Guarapiranga System, with a storage capacity of 171 billion liters of water, has kept favorable levels of water availability since the beginning of the drought.  Accordingly, its water production levels have been high, allowing for the transfer of more water to areas that were previously supplied by the Cantareira System.  Water production in this system increased from 13.77 m³/s in February 2014 to 14.65 m³/s in March 2015.

Cantareira System

The Cantareira System is located in the northern area of the São Paulo metropolitan region.  It uses water extracted from the PCJ River Basin and the Juqueri River Basin and is comprised of six reservoirs interconnected by a complex water network of tunnels and pipes, located along the municipalities of São Paulo, Mairiporã, Nazaré Paulista, Piracaia, Vargem, and Joanópolis.  The latter two are located on the border of the state of Minas Gerais, approximately 100 kilometers from the city of São Paulo.  Gravity forces the flow of water from one reservoir to another and once water reaches the Paiva Castro reservoir, located in the Juqueri River Basin, it is pumped to the Guaraú water treatment station.

Under normal conditions, this system supplies water to approximately 9 million people, with an average extraction of up to 31 m³/s to serve the São Paulo metropolitan region.  An additional 5 m³/s may be released to serve the metropolitan region of Campinas and Jundiaí that is located downstream from the reservoirs.

Water Inflow to the Cantareira System

Our most severe drought in 84 years was recorded in 2014.  The table below sets forth water inflow (amount of water that flows into the reservoirs or natural inflow from river basin), taking into account:  (i) historical average and minimum flows; (ii) 1953 as the driest year on record; (iii) flow along the hydrological year, from October to September; and (iv) inflow during the unconcluded 2014-2015 hydrological year (up to March 2015).

	For the month of
	Oct.	Nov.	Dec.	Jan.	Feb.	March	April	May	June	July	Aug.	Sep.
	(in m³/s)
Water Inflow
Historical Average	30.6	35.0	53.1	70.9	73.9	66.9	48.4	38.4	35.3	28.8	24.5	25.6
Historical Minimum	14.0	14.0	21.8	26.9	27.6	28.1	24.7	19.9	16.5	13.9	12.0	11.8
Drought of 1953	17.5	26.0	31.5	26.9	34.5	29.8	34.6	23.8	20.7	17.6	16.3	16.2
2013/14	25.1	22.1	22.5	15.4	10.5	18.9	17.2	10.1	10.0	6.4	8.2	9.0
2014/15	5.2	8.8	16.0	11.5	40.7	42.6

As a result of the drought, water inflow was significantly affected, remaining below the historical average during all months of 2014 and below values recorded in 1953, formerly the driest year on record.  In addition, high temperatures well above summer averages led to greater consumption of water and greater evaporation, thereby causing a continuous decrease in the volume stored in the Cantareira System.

Since March 2014, ANA and DAEE have continuously reduced the volume of water we are permitted to extract from the Cantareira System, which affected our supply of water to the São Paulo metropolitan region.  In contrast to the 31 m³/s we were allowed to extract from the PCJ River Basin before March 2014, in March 2015 we were only permitted to extract 13.5 m³/s, from which we withdrew only 10.4 m³/s.  The remaining water supply was extracted from the Paiva Castro reservoir, located in the Juqueri River Basin, resulting in a production of 14.04 m³ of water at the Guaraú water treatment station.  In March 2015, at the end of the rainy season, the volume of water stored in the Cantareira System, including the technical reserve, reached only 186.74 million of m3 of water of its entire capacity.

The following table sets forth the level of water stored in the systems that serve the São Paulo metropolitan region as of December 2013, March 2014 and December 2014, and March 2015, at the end of the rainy season:

	For the month
	March 2015	December 2014	March 2014	December 2013	Total Storage Capacity

	(in millions of m3)
Cantareira	186.74	71.18	419.46	555.94	1,269.5*
Guarapiranga	145.81	69.57	131.79	118.58	171.19
Rio Grande	109.34	80.94	106.18	94.25	112.18
Rio Claro	5.96	4.51	13.20	13.86	13.67
Alto Tietê	130.91	69.63	194.30	242.13	520.70
Cotia	10.75	5.20	9.37	12.33	16.50

(*)           Cantareira system total storage capacity = 982.0 million m³ availability above water intake plus (+) 287.5 million m³ availability below water intake (technical reserve).

  In order to continue to meet consumer demand of the São Paulo metropolitan region and decrease water production at the Cantareira System to the limits set by ANA and DAEE, we have adopted the following measures to maintain continuous water supply to the São Paulo metropolitan region:

•         using water from other production systems to serve consumers originally supplied by the Cantareira system;

•         bonus program/contingency tariff;

•         reducing pressure in the pipes in order to decrease leakeage;

•         reducing the volume of treated water sold to municipalities that own their distribution network; and

•         extracting water from the technical reserve.

The first four measures resulted in significant water savings and helped to offset the reduced volume of water extracted from the Cantareira System.  Moreover, extracting water from the technical reserve was critical for the continuous supply of water to the population.

Using Water from Other Production Systems to Serve Consumers Originally Supplied by the Cantareira System

The Cantareira System is part of the Integrated Water Supply System (Sistema Integrado de Abastecimento de Água), or “SIM”, of the São Paulo metropolitan region together with another seven production systems that are interconnected through a system of large water mains known as the Metropolitan Water Main System (Sistema Adutor Metropolitano), or “SAM”.  SAM transports treated water to regional reservoirs.  From there, treated water is distributed to the population through distribution networks.  This system serves approximately 20 million people.

Throughout the years, we have expanded the capacities of a number of SIM production systems and important SAM water mains, which further integrated the systems and allowed, among other things, the transfer of water from different production systems to areas that, under normal conditions, would have been supplied by the Cantareira System.  The Alto Tietê and Guarapiranga systems were the ones that most contributed to that end.

Due to its proximity, the Alto Tietê System has become the main support system for the Cantareira System, which consequently led to the decrease in the volume of water stored in the Alto Tietê reservoirs.  As a precautionary measure, water production in this system was decreased from 14.97 m³/s in February 2014 to 11.91 m³/s in March 2015.

Moreover, the Guarapiranga System, with a storage capacity of 171 billion liters, now supplies water to an additional 1.3 million people of the south and southeast regions of the city of São Paulo who were previously served by the Cantareira System.  As a result, the number of people served by the Guarapiranga System increased from 3.9 million people before the current water crisis to 5.2 million after the crisis.  Water production in this system increased from 13.77 m³/s in February 2014 to 14.65 m³/s in March 2015.

At the end of 2014, with the adoption of these measures, almost 3 million people who used to be served by the Cantareira System were then served by other systems.

Bonus Program

In February 2014, we approved a water consumption reduction incentive program based on a bonus system, pursuant to which customers served by the Cantareira System who achieve a 20% reduction in water consumption are entitled to a 30% discount on their service bill.  Initially, this incentive program was scheduled to last seven months or until the water level in the reservoirs normalized and became sufficient to supply the customers in the São Paulo metropolitan region served by the Cantareira System.

In April 2014, the incentive program was extended for the entire São Paulo metropolitan region until the end of 2014 or until the water level in the reservoirs normalized.  In May 2014, the incentive program was extended to those municipalities we served in Piracicaba, Capivari and the Jaguari River Basin in the Cantareira System catchment area and was valid for bills issued between June 2014 and December 2014.  This latter extension of the incentive program was suspended on April 17, 2015.

In October 2014, we implemented changes to the discount ranges in the bonus program: (i) customers who reduce water consumption equal to or more than 10% and less than 15% became entitled to a 10% discount on their service bill; (ii) customers who reduce water consumption equal to or more than 15% and less than 20% became entitled to a 20% discount on their service bill; and (iii) customers who reduce water consumption 20% or more became entitled to a 30% discount on their service bill.

In December 2014, we extended the validity of the Water Consumption Reduction Incentive Program until the end of 2015 or until reservoir levels normalize, whichever occurs first.

The contingency tariff adopted in 2015 was a surcharge to consumers that increased their water consumption above average water consumption.

Reducing Pressure in the Water Distribution Lines in order to Decrease Leakeage

Reducing water pressure in water distribution lines through operating maneuvers is a routine measure taken by sanitation companies to reduce water losses.  We have been adopting this operating measure in the water supply network of the São Paulo metropolitan region since 1997.

Due to the severity of the water crisis, we intensified measures to decrease water pressure in the water supply network.  As a result, some areas of the São Paulo metropolitan region now have less water availability during part of the day and night.  The improvement of hydraulic and data transmission equipment allows us to monitor the volume of water used in a certain region in real time, remotely gauge existing pressure in the local water distribution line, and reduce the volume of water loss from leakages and mitigating any effects on water supply.

Reducing the Volume of Treated Water Sold to municipalities that Own their Distribution Network

One of the measures adopted to offset the decreased volume of water extracted from the Cantareira System was to reduce the volume of water transferred to municipalities located in the area covered by the Cantareira System that we serve on a wholesale basis.  The volume of water transferred was reduced by almost 2 m³/s.

Extracting Water from the Technical Reserve

When our simulations indicated that the working volume of the Cantareira System would be depleted before the following rainy season, we obtained an authorization from ANA and DAEE to use part of the water from the technical reserve of the Cantareira System.

Water from the technical reserve had never been used before.  As a result, we built dams, water lines, water pipe facilities, and floating pumps to extract this water.  We began using the first layer of the technical reserve, totaling 187 billion liters of water, in mid-May 2014, and the second layer, totaling 105 billion liters of water, at the end of October 2014.

Below average rainfall continued from October 2014 to January 2015, and water inflow was even lower during this period compared to the period of October 2013 to January 2014, impeding the recovery of the Cantareira System reservoirs.  Accordingly, additional measures were implemented:

•        With regard to the bonus program, in December 2014, we extended the validity of the bonus program until the end of 2015, or until reservoir levels normalize, whichever occurs first.

•        With regard to the contingency tariff, in January 2015, ARSESP authorized us to implement a contingency tariff mechanism consisting of additions to water bills for customers who do not reduce their consumption.  This contingency tariff mechanism is such that up to a 20% increase from the average consumption results in a tariff increase of 40% and consumption that exceeds 20% of the average results in a tariff increase of 100%.

•        With regard to water losses, due to the severity of the water crisis, we intensified the set of measures to reduce water pressure by further extending the period during which such pressure is reduced.

Water Savings

                As of March 2015, the measures we adopted produced the following results:

•         the implementation of the bonus program accounted for 19.8% of water savings;

•         the reduction of pressure in water distribution lines and initiatives mitigating water losses accounted for 41.2% of water savings;

•         the transfer of water between production systems accounted for 35.6% of water savings;

•        the reduction of the volume of water transferred to municipalities we serve on a wholesale basis accounted for 3.4% of water savings.

Emergency Projects and Projects Implemented to Meet the Water Demand of the São Paulo Metropolitan Region

In addition to the abovementioned measures, we are making short and medium-term investments in projects to increase water availability, transfer water between different reservoir systems and expand water treatment production capacity.

By the end of the decade, an additional 16 m³/s will be added to the metropolitan integrated system, expanding the production and extraction capacity of reservoirs, and thus resulting in improved water security for SIM.  The main projects include:

•         Alto Tietê System – transfer of additional 4.0 m³/s from Rio Grande - Billings reservoirs to the Alto Tietê System;

•         Guarapiranga System – transfer of an additional 1 m³/s of which results from the expansion of the transfer capacity of the Billings reservoir to the Guarapiranga reservoir;

•        Interconnection of the Jaguari (Paraíba do Sul River Basin) and Atibainha (Cantareira System River Basin) reservoirs – The purpose of this project is to recover water levels and increase the water security of the Cantareira System.  The interconnection will allow water availability to increase in the Cantareira System by 5.13 m³/s (annual average) to 8.5 m³/s (maximum) by transferring water from the Jaguari reservoir to the Atibainha reservoir.  The budget is estimated at R$830.5 million.  The project is undergoing a bidding process and we are currently negotiating financial support with BNDES.  Full completion is expected to occur by the end of 2017; and

•        Implementation of the São Lourenço Production System:  the project was initiated in April 2014 and is expected to begin operations at the end of 2017.  This system will have an average water treatment capacity of 6.4 m3/s. For more information, see “—History and Development of the Company—Capital Expenditures Program”.

The Drought Committee

On February 3, 2015, the State approved Decree No. 61,111, which established  the Drought Committee for the São Paulo metropolitan region (Comitê de Crise Hídrica no Âmbito da Região Metropolitana de São Paulo), or “Drought Committee”, as coordinated by the State Department for Sanitation and Water Resources (Secretaria de Saneamento e Recursos Hídricos).

The Drought Committee’s main purposes are exchanging information and planning joint actions between its members in relation to the drought affecting regions in the state.  The Drought Committee shall be composed of the Secretaries of (a) Sanitation and Water Resources (who shall chair the Drought Committee); (b) Chief of Staff; (c) Health; (d) Public Security; (e) the Environment; (f) Agriculture and Supplies; (g) Energy; and (h) the State Coordinator of Civil Defense.  In addition, if invited, the following parties may also compose the Drought Committee: the mayors of São Paulo and Campinas, as well as the Chairmen of (a) the Intermunicipal Greater ABC Consortium (Consórcio Intermunicipal do Grande ABC); (b) the Development Consortium of the Alto Tietê Municipalities (Consórcio de Desenvolvimento dos Municípios do Alto Tietê); (c) the Intermunicipal Consortium of the Juqueri Basin (Consórcio Intermunicipal dos Municípios da Bacia do Juqueri); (d) the Intermunicipal Consortium of the Western Region of the São Paulo Metropolitan Area (Consórcio Intermunicipal da Região Oeste Metropolitana de São Paulo); and (e) the Intermunicipal Consortium of the Southeast Region of Greater São Paulo (Consórcio Intermunicipal da Região Sudeste da Grande São Paulo).  Representatives of professional associations, civil society groups and public administration entities may also be included in the Drought Committee by means of invitations.  The State Chief of Staff will monitor the Drought Committee.

        In order to fulfill its purposes, the Drought Committee will be in charge of: (i) providing the mayors of the respective São Paulo metropolitan cities and the users of the water system with information regarding  the status of the water systems, the severity of the water crisis and the decisions made on a governmental level regarding the water supply, in order to provide sufficient time for adaptation; (ii) examining alongside the city mayors the need to implement restrictions on the use of drinking water for purposes other than human consumption and animal consumption, by means of enacting local law; (iii) obtaining from the city mayors information necessary to update and/or amend contingency plans; and (iv) communicating to the public measures and risks related to restrictions on the supply of drinking water.

Marketing Channels

As of December 31, 2014, we were the concessionaire for the provision of water supply and collection, treatment and disposal of sewage services directly to end consumers for 364 municipalities of the state of São Paulo.  We also supply water on a wholesale basis to five municipalities located in the São Paulo metropolitan region.  It is the responsibility of these municipalities to then distribute the water to end consumers.  We provide sewage services to four of these municipalities.  Because of our distribution infrastructure, end consumers to whom we offer water services on a wholesale basis cannot alternatively acquire such services directly from us.  For more information on service concessions, see “—Wholesale Operations”.

Energy Consumption

Energy is essential to our operations, and as a result we are one of the largest users of energy in the state of São Paulo.  In the year ended December 31, 2014, we used approximately 1.7% of the total energy consumption in the state of São Paulo.  To date, we have not experienced any major disruptions in energy supply.  Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of operations or prospects.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to risks associated with the provision of water and sewage services”.

Energy prices have a significant impact on our results of operations.  In 2014, approximately 43% of our total energy consumption occurred within the “free market,” where we can more efficiently negotiate the supply of energy, the rest of our energy consumption comes from the Regulated Market.  Regarding the free market, in October 2012, we entered into long‑term contracts with AES Tiête (39%) and Tractebel Energia S.A. (61%) to provide these services until 2015.

Most of the energy produced in Brazil comes from hydroelectric power plants.  The severe drought in the southeast and central-west regions of Brazil since the end of 2013, associated with the decisions taken by the Federal Government in recent years, led to a huge increase in energy prices in 2015.  Considering this new scenario, we are anticipating considerable impact in our cost of electricity in 2015.

For more information on energy, see “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to risks associated with the provision of water and sewage services”.

Insurance

We maintain insurance covering, among other things, fire or other damage to our property and office buildings and third‑party liability.  We also maintain insurance coverage for directors’ and officers’ liability (D&O insurance).  We currently obtain our insurance policies by means of public bids involving major Brazilian and international insurance companies that operate in Brazil.  As of December 31, 2014, we had paid a total aggregate amount of R$6.9 million in premiums.  In addition, we paid R$2.2 million for a D&O insurance policy, covering R$4.1 billion in assets, third‑party liabilities and D&O insurance.  We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption of our activities.  In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages.  We believe that we maintain insurance at levels customary in Brazil for our type of business.

For more information on energy, see “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to risks associated with the provision of water and sewage services”.

Intellectual Property

Trademarks

We have secured registration of our logo and composite trademark at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI.  We have registered with the INPI the following trademarks:  “Sabesp”, “Sabesp Soluções Ambientais”, “Projeto Tietê”, “Programa Córrego Limpo”, “Programa Onda Limpa”, “Prol – Programa de Reciclagem do Óleo De Fritura”, “Revista DAE”, “Ligação Sabesp”, “Agente da Gente – Sabesp na Comunidade”, “PURA – Programa de Uso Racional da Água”, “Sabesp Inteligência Ambiental”, “Reúso da Água”, “Uso Racional da Água”, “Parque da Integração”, “Clubinho Sabesp”, “Cauã”, “Denis”, “Gabi”, “Gotucho”, “Gota Borralheira”, “Dr. Gastão”, “Iara”, “Ratantan”, “Sayuri”, “Cadu” and “SuperH2O”. Cauã, Denis, Gabi, Gotucho, Gota Borralheira, Dr. Gastão, Iara, Sayuri, Ratantan, Cadu and Super H2O are some of the characters of our children’s club (Clubinho SABESP), which is a tool for environmental education directed to children through our website.

We have also filed applications with the INPI for registration of the following trademarks:  “Parque Da Integração”, “Programa de Recuperação Ambiental”, “Signos Sistema De Informação Geográfica No Saneamento”, “Signos Net Sistema De Informação Geográfica No Saneamento”, “Scorpion”, “Sabesp Semana do Meio Ambiente”, “Água de Reúso Sabesp”, “Água Sabesp Aquífero Guarani”, “Água Sabesp Estação Cantareira”, “Contrato de Fidelização Sabesp”, “Esgotos não Domésticos Sabesp”, “Cine Sabesp”, “Ecoposto Sabesp”, “PEA – Programa de Educação Ambiental”, “Projeto Tietê”, “Sabesp Abraço Verde”, “Super H2O”, “Programa Córrego Limpo”, “Parque da Integração”, “Eu Sou Guardião das Águas Sabesp Eu Não Desperdiço” and “Calculadora de Sonhos”.  In addition to these trademarks, we have filed an application to register the character “Cadu” of Clubinho SABESP.

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

•         leakage detection digital system.

We are currently awaiting responses to our patent requests from the INPI.  While the requests are under consideration, we are granted the exclusive right to use these devices.

Software

We have adopted an internal policy that provides for an active and effective audit and prevention of unauthorized software.  We have acquired the software licenses for all our workstations.

We have also developed certain computer programs for management and control of water and sewage treatment facilities, as well as for third‑party services management, called “AQUALOG” (Control Water Treatment Plants), “SGL” (Bid Management System), “SCORPION” (Software to Operational Control), “Electronic Price Quotation” (Cotação Eletrônica de Preços), “PREGÃO SABESP ONLINE”, “SISDOC – Sistema de Controle de Documentos”, “Sistema de análise do comportamento metrológico de hidrômetros”, “Modelo padronizado de Laudo técnico‑MPLT”, “SGH ‑ hydrometry management system” (Sistema de Gestão de Hidrometria), “SIA – Sistema de Informações de Auditoria”, “CSI - Sistema Comercial:  Serviços e Informações”, “NETCONTROL – Sistema de Automação de Laboratórios de Controle Sanitário”, “SACE- Sistema de Atendimento Comercial Externo”, “SAN – Sistema de Apoio à Navegação”, “online software for managing specific articles published in the DAE magazine”, “Dashboard”, “COP - Online Control of Water Losses”, “Sistema de Gestão de Energia Elétrica – GEL”, “CADGEO”, “LIGGEO” and “Sistema de Gestão de Propriedade Intelectual”.  We have also secured registration of these programs at the INPI.

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

•         www.blogdasabesp.com.br;

•         www.blogsabesp.com.br;

•         www.sustentabilidadesabesp.com.br;

•         www.inovasabesp.com.br;

•         www.ondalimpa.com.br;

•         www.programaondalimpa.com.br;

•         www.clubinhosabesp.com.br; and

•         www.superh2o.com.br.

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

We have the following ongoing environmental management programs:

•        participation in the Carbon Disclosure Project, a global initiative focused on the financial risks related to climate change, since 2006;

•         development of the Corporate Greenhouse Gas Management Program (Programa Corporativo de Gestão de Emissões de Gases de Efeito Estufa), in line with the guidelines from the São Paulo State Climate Change Policy (PEMC), including the creation of inventories of greenhouse gases, totaling seven inventories concluded since 2007;

•         continuation of the actions set forth in the corporate programs for obtaining and maintaining environmental licenses and grants for the right to use water;

•        the implementation of the Environmental Education Program (PEA SABESP), including over one hundred environmental education actions and projects involving the community and other stakeholders;

•        management of our institutional representation in the State and National Systems of Water Resources, including training of company representatives to participate in:  (i) the creation of criteria for water usage charges, (ii) the monitoring of river basin plans (Planos de Bacias), (iii) review of water bodies’ classifications, and (iv) analysis of legislation regarding the protection of water sources;

•        implementation of the SABESP 3‑Rs Program (Programa SABESP 3Rs) for the reduction, re‑use and recycling of waste of administrative activities, in partnership with waste and recycling collecting cooperatives and which includes employee training enabling them to act as multipliers in the roll-out of the program; and

•         implementation of an Environmental Management System, or “EMS”, in our water and sewage treatment stations, which is already installed in 95 stations, currently being installed in 34 other stations, and will be installed in all of our stations by 2024.  Additionally, we pursue the ISO 14001 certification for our strategic plants.  In order to expedite the implementation of EMS, we are strategically reprioritizing our efforts and we will adopt a mixed model later in 2015.  The ISO 14001 model will be maintained in the certified stations and may be expanded according to our strategy.  The other stations will adopt our own EMS model (SGA-SABESP).  As of March 2015 we had 51 ISO 14001 certified stations. However, given this new strategy, we revised the scope of certification and obtained approval to recertify 35 stations with ISO 14001 starting April 2015.

In addition to corporate environmental management initiatives, we have several projects and initiatives underway to benefit the environment by engaging the population at large.  In 2014, we invested R$29.8 million in environmental programs and projects directly concerned with the development and implementation of corporative environmental management programs as well as the Program for Rational Use of Water (Programa de Uso Racional da Água – PURA).  Other investments and related costs that aim to protect the environment are included in the total value of operational expenses and investments mentioned in this annual report.

Climate Change Regulations:  Reduction of Greenhouse Gases (GHG) Emissions

We are required to comply with laws and regulations related to climate change, including international agreements and treaties to which Brazil is a signatory.

The São Paulo State Climate Change Policy (Law No. 13,798/2009), enacted on November 9, 2009, aims to reduce global emissions of carbon dioxide by 20.0% by 2020 compared with 2005 levels.  Brazil’s Climate Change Policy (Law No. 12,187/2009), enacted on December 29, 2009, establishes a voluntary national commitment to reduce Brazil’s currently projected GHG emissions for 2020 by a percentage between 36.1% and 38.9%.  Such targets have not been established for the sanitation sector yet.  In this sense we are currently developing a Corporate Greenhouse Gas Management Program, aimed at reducing the amount of greenhouse gases released into the atmosphere, including the creation of an inventory to record releases of greenhouse gases.

In 2014, we concluded the corporate inventory of greenhouse gases for 2013, thus totaling seven inventories since 2007.  We noted that the trend observed in the previous inventories persists, specifically that activities regarding sewage collection and treatment remain our largest sources of greenhouse gas release, representing approximately 88% of total greenhouse gas release.  Electric energy represents approximately 10% and  other activities represent approximately 2% .

We also participate in initiatives that produce clean energy, such as the installation of a small hydroelectric power plant, in order to reduce the amount of greenhouse gases released into the atmosphere.  We have projects in the research and development stages that entail using biogas generated in the treatment of sewage, recycling sewage sludge and covering waste lagoons as a possible way to capture the gases released in the treatment process.

At this point, it is still not possible to predict if climate change policies will provide opportunities or generate new costs for us.  Reducing our emissions of carbon dioxide will involve costs and expenses related to implementing more stringent control mechanisms, adopting pollution prevention measures and actions to minimize the generation of GHGs.  We may not receive financial incentives to offset all or part of these costs.  In addition, if limitations in GHG emissions affect our supply chain and increase our costs, we may not be able to pass on these costs to our end consumers.  See “—Tariffs”.

Carbon Disclosure Project

We participate in the Carbon Disclosure Project (CDP), a global initiative focused on the financial risks related to climate change.  Through this project, main international institutional investors ask the world’s largest companies to demonstrate that they are managing carbon effectively.  We have received and responded to the project’s questionnaires since 2006.

Physical Effects of Extreme Weather Events

Since our financial performance is closely linked to climate patterns that influence the qualitative and quantitative availability of water, the further worsening of extreme weather conditions may intensify the adverse effects on our business and operations.  The persistence of the long-term effects of extreme weather conditions causes significant alterations in the physical environment that may create unfavorable circumstances, which could affect the costs of services and tariffs.

An increase in heavy rainfall can impact the regular operation of water sources, including abstraction of water from our dams, through increased soil erosion, silting, runoff of pollutants that affect aquatic ecosystems.  In addition, increased flows of rainwater into sewage systems may overwhelm the capacity of sewage treatment plants.  We may need to implement other new production systems, build larger reservoirs, or increase operational capacity by further automating our existing equipment.  To increase automation, we would need to purchase and operate new equipment to measure the rain, river output and dam levels and volumes in river basins, create new mathematical models for real time operations, and train new technicians to operate these systems.

In the case of prolonged periods of drought, for example, reduced water levels in dams can greatly impact the production process.  Droughts also lower reservoir levels available for hydroelectric plants, which may lead to power shortages, particularly since hydroelectric power accounts for most of Brazil’s electric power supply.  Lack of electric energy could lead to instability in water supply and sewage collection and treatment services, which could damage our reputation.  In addition, because we are one of the largest consumers of electricity in the state of São Paulo, a potential increase in electricity tariffs due to a shortage of hydroelectric power could have a significant economic impact on us.

We are also the concessionaire for water and sewage services for all the coastal municipalities of the state of São Paulo.  A rise in the sea level could result in increased salinity in the river estuaries where we abstract water, which could affect water treatment in these areas.  Rising sea levels could also cause damage in our sewage collection network.

Extreme climate events may also affect the extraction, production and transportation of the materials necessary for our operations, such as water treatment materials, and may lead to an increase in the cost of these materials.  A drastic rise in air temperature could also increase consumer demand for water, increasing the need to expand both water supply and sewage treatment.

In this context, our strategy calls for identifying mitigating actions, enlarging their coverage and managing possible operational risks related to climate change, as well as identifying opportunities to increase our effectiveness and to implement new technologies.  With regards to the intensified risk of reduced water availability, we are working to adapt to a new scenario of water scarcity due to climate change through initiatives such as the Corporate Programs for Loss Reduction, the Program for Rational Water Usage and the expansion of the planned reutilization of effluents for urban and industrial purposes, among others.

See “Item 3.D. Risk Factors—Risks Relating to Our Business—New laws and regulations relating to climate change and changes in existing regulation, as well as the physical effects of extreme weather events, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us”.

Regarding the drought that affected the Cantareira System from 2013 to 2015, see “Item 3.D. Risk Factors—Risks Relating to Our Business—The measures we took to mitigate the effects of the drought resulted in a significant decrease in the volume of water billed and revenues from services we provide, which had a material adverse effect on our company and that may worsen if the drought escalates in severity” and “—The Current Water Crisis”.

Government Regulation

Basic sanitation services in Brazil are subject to an extensive federal, state and local legislation and regulation that, among other matters, regulates:

•         the granting of concessions to provide water and sewage services;

•         the development of PPPs;

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

Because we are the legal concessionaire for the state of São Paulo for water and sewage services, serving approximately 60% of the State’s population and providing sanitation services through concession agreements, the Consortium Law affects us on the expiry of our concession agreements entered into in the 1970s when the Brazilian Sanitation Plan (Plano Nacional de Saneamento), or PLANASA, was created.  The Consortium Law has caused important changes in the relationship among municipalities, states and public sanitation service providers, most notably in mixed capital companies, such as us, because of the implementation of the program agreements as a substitute for concession agreements.

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

The Basic Sanitation Law

On January 5, 2007, Federal Law No. 11,445/2007, or the Basic Sanitation Law, was enacted, establishing nationwide guidelines for basic sanitation and seeking to create appropriate solutions for the situation of each state and municipality, facilitating the technical cooperation between the state and municipalities.  In addition, the federal government will enact its public policy to facilitate access to financing alternatives that are compatible with the costs and terms of the sanitation industry, in substitution of the PLANASA model.  On June 21, 2010, the federal government enacted Federal Decree No. 7,217/2010 (as amended by Federal Decree No. 8,211/2014), regulating the Basic Sanitation Law.  See “Item 3.D. Risk Factors—Risks Relating to our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business”.

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

Federal Decree No. 7,217/2010, which was enacted on June 21, 2010, (as modified by Federal Decree No. 8,211/2014 of March 21, 2014) and Law No. 11,445/2007 implemented the first series of new principles under the Basic Sanitation Law, including the following:

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

The current tariff structure maintains different tariff schedules, depending upon whether a customer is located in the São Paulo metropolitan region or the Regional Systems.  There are four levels of volume consumed for each category of customer, except for the residential-social and shantytown (favelas) categories.  The residential-social tariffs apply to residences of low income families, residences of persons unemployed for up to 12 months and collective living residences.  The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure.  The latter two sub categories were instituted to assist lower income customers by providing lower tariffs for consumption.  Customers are billed on a monthly basis.  Water and sewage bills are based upon water usage determined by monthly water meter readings.  Larger customers, however, have their meters read every 15 days to avoid nonphysical loss resulting from faulty water meters.  Sewage billing is included as part of the water bill and is based on the water meter reading.  We are also authorized to enter into individual contracts with certain customers, such as municipalities, to supply water or sewage services on a wholesale basis.

Furthermore, since Law No. 11,445/2007 permits municipalities to create their own regulatory agencies rather than being subjected to overview by ARSESP, a number of municipalities created their own regulatory agencies.  The municipality of Lins, which decided in 2007 to create its own regulatory authority, revisited this decision in 2010 and transferred the regulation of water activities, including the setting of tariffs, to ARSESP.  The municipality of Lins has reserved, however, the power to ultimately approve the tariff set by ARSESP.

The municipalities in which the hydrographic basins of the Piracicaba, Capivari and Jundiaí rivers are located created a consortium known as the Regulatory Agency of Sanitation Services for the Piracicaba, Capivari and Jundiaí River Basin (Agência Reguladora dos Serviços de Saneamento das Bacias dos Rios Piracicaba, Capivari e Jundiaí), or ARES-PCJ, in 2011 to regulate and supervise our activities in those areas, and for similar purposes, in November 2013 the Regulatory Agency of São Bernardo do Campo (AR/SBC) was created.  As a result of the creation of the ARES/PCJ, we are currently involved in legal proceedings in which ARES/PCJ is claiming that it has jurisdiction over the regulation and supervision of our activities in three municipalities (Piracaia, Mombuca and Santa Maria da Serra).  We cannot predict the outcome of this case or how it may impact our business.  See “Item 4. Risk Factor – Risks Relating to Our Business - Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business”.

The number of judicial disputes concerning the regulation and oversight of services in areas served by us and regulated by ARSESP has increased since 2012.  Agencies may continue to be created to regulate and oversee our services.

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

We are attentive to these regulatory changes, have been working toward meeting ARSESP’s requirements and recommendations, and have presented technical, legal and factual reasons for any conduct that ARSESP may find irregular.  As a result, we are subject to few regulatory infractions and to limited fines.  See “Risk Factors—Risks Relating to Our Business—“Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business

Regulation of Concessions

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

A municipality that chooses to assume the direct control of its water and sewage services must terminate the current relationship by duly compensating the service provider and the investments unamortized.  Subsequently, the municipality will be in charge of rendering services or of conducting a public bidding process to grant the concession to potential concessionaires, including agreements with public companies directly.  The Basic Sanitation Law reduced the maximum time period for payment of indemnification in such cases to four years.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Municipalities may terminate our concessions before they expire in certain circumstances.  The indemnification payments we receive in such cases may be less than the value of the investments we made”.

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

We provide basic sanitation services for municipalities and metropolitan regions. In regards to local operations, the municipalities are responsible for providing basic sanitation services. Thus, we operate through new contracts executed pursuant to a legal waiver of public tender under cooperation agreements between the state and municipalities which permit the sharing the management of basic sanitation services.

In regards to metropolitan regions, we conduct our operations based on state legislation and contracts and note pending litigation addressing the delineation of responsibilities regarding basic sanitation services in municipalities and metropolitan regions.  We note in this regard that on February 28, 2013, the Federal Supreme Court decided a pending case related to the state of Rio de Janeiro, whose effects may impact other ongoing legal proceedings.

With respect to oversight and to the sharing of responsibilities between states and municipalities with respect to sanitiation services, the Federal Supreme Court has ruled that the state must set up a public entity, with the non-partisan participation of the metropolitan municipalities, in order to plan, regulate, and oversee basic sanitation services in these locations.  Nevertheless, appeals were introduced against this case and are still pending.

The São Paulo metropolitan region accounted for 70.0% of our gross operating revenue in 2014 (excluding revenues relating to the construction of concession infrastructure).  We cannot predict how the shared management of these operations will be carried out in the São Paulo metropolitan region and other metropolitan regions we operate in or what effect it may have on our business, financial condition or results of operations.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business”.

In January 2015, the Federal Government issued a metropolitan statute (Law No. 13,089/2015) which establishes general guidelines for the planning, management and execution of public interest projects in metropolitan regions and in urban clusters instituted by the states; the general planning standards for integrated urban development and other international governance instruments; and the criteria to receive federal aid for initiatives related to international governance in the area of urban development.

On June 18, 2009, Municipal Law No. 14,934/2009 revoked Law No. 13,670/2003, which had assigned to the municipalities alone the responsibility of planning, regulating and overseeing water and sewage service provision in the city of São Paulo.  On June 23, 2010, the state and the city of São Paulo executed a formal agreement which aims to: share the performance of planning; delegate to ARSESP the responsibility of overseeing and regulating, including tariff regulation; and authorize the continuation of water and sewage services in the city of São Paulo for a 30 year period, with the option of extending for an additional 30 year period  See “Item 3.D. Risk Factors—Risks Relating to Our Business—The terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us”.

Public Consortia and Cooperation Agreement Law for Joint Management

On April 6, 2005, the federal government enacted Federal Law No. 11,107/2005, or the Federal Public Consortia and Cooperation Agreement Law, which regulates Article 241 of the Brazilian Constitution.  This statute provides general principles to be observed when a public consortia enters into contracts with the Brazilian political divisions and subdivisions (the federal government, states, the Federal District and municipalities) aiming at the joint management of public services of common interests.

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

On January 13, 2006, the Governor of the State of São Paulo enacted State Decree No. 50,470/2006, amended by State Decrees No. 52,020/2007, dated July 30, 2007, and No. 53,192/2008, dated July 1, 2008, which provide for the rendering of water and sewage services in the State of São Paulo.  According to these decrees, we may enter into agreements with municipalities in connection with the provision of water and sewage services by means of the so‑called “program agreement without a public bidding process”.  In addition, these decrees establish that we will continue to render services in the areas covered by the concession granted by the State.

Based on these statutes, in January 2007 we executed our first program agreement with the municipality of Lins, located in the state of São Paulo.  Subsequently, we formalized agreements with other municipalities in the state of São Paulo.  These other municipalities transferred the oversight and regulation of our services to the state of São Paulo through a cooperation agreement.

On June 8, 2006, the State of São Paulo enacted Decree No. 50,868/2006 creating the Commission for the Regulation of Sanitation Service of the State of São Paulo (Comissão de Regulação do Serviço de Saneamento do Estado de São Paulo – CORSANPA) to regulate sanitation services.  The Commission for the Regulation of Sanitation Service of the State of São Paulo is directly subordinated to the State Secretariat for Sanitation and Water Resources.  On August 5, 2009, the State of São Paulo enacted Decree No. 54,644/2009, which revoked Decree No. 50,868 and regulated the composition, organization and operation of the State Sanitation Council (Conselho Estadual de Saneamento – CONESAN) created by Supplementary Law No. 7,750/1992.

The main duty of the Commission for the Regulation of Sanitation Service of the State of São Paulo was conducting studies for the creation of a regulatory agency for the basic sanitation industry and the presentation of legal and regulatory measures.  The completion of such duties resulted in the publication of supplementary Law No. 1,025/2007 of December 7, 2007, which created ARSESP and partially revoked Supplementary Law No. 7,750/1992.  Furthermore, Supplementary Law No. 1,025/2007 maintained the State Sanitation Council, as an advisory council to define and implement the state basic sanitation policy, and the State Sanitation Fund (Fundo Estadual de Saneamento – FESAN).  The State Sanitation Fund is connected to the State Secretariat for Sanitation and Water Resources, and collects and manages resources that support State‑approved programs, as well as the development of technology, management and human resources and a sanitation information system, in addition to other support programs.

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

Public‑Private Partnerships

The Public-Private Partnership (PPP) is a form of agreement with the public administration used for the concession of services to private enterprises, as well as for construction works coupled with the provision of services.  PPPs are regulated by the State of São Paulo through State Law No. 11,688/2004, which was enacted on May 19, 2004.  PPPs may be used for:  (i) implantation, expansion, improvement, reform, maintenance or management of public infrastructure; (ii) provision of public services; and (iii) exploitation of public assets and non‑material rights belonging to the State.

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

The provisions of State Law No. 6,544/1989 of November 2, 1989, as amended, or the State Public Bidding Law, parallel the provisions of the Federal Public Bidding Law.  The Federal and State bidding laws will apply to us in the event that we seek to secure new concessions.  Moreover, these bidding laws currently apply to us with respect to obtaining goods and services from third parties for our business operations or in connection with our capital expenditure program, in each case subject to certain exceptions.

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

State Law No. 12,183/2005, which was enacted on December 29, 2005, established the basis for charging for the use of the water resources under the domain of the State of São Paulo.  To apply such charging, the law provides for, among other provisions, the participation of the River Basins Committees, the formulation of criteria by such Committees, the creation of basin agencies and the organization of a registered list of water resource users.  The basin committee’s proposals regarding the criteria to calculate the amounts to be charged at each basin must be approved by the State Water Resource Council, and formalized by a decree issued by the State Governor.

According to existing law, the hydrographic basins committees are authorized to charge users, such as us, for the abstraction of water from, or dumping of sewage into, water bodies.

Charging for the use of water is under gradual implementation by the State of São Paulo, where the largest individual contributors are located, and it is a management tool of the Policy on Water Resources to promote the rational use of water and finance programs and actions established by the basin plans.  In 2014, we paid approximately R$41.2 million for the use of water resources.

Charging for the use of water from rivers of federal domain began in 2003 in the Paraíba do Sul basin, and charging for the use of water from rivers of state domain began in 2007 in the Paraíba do Sul, Piracicaba, Capivari and Jundiaí basins.  Subsequently, charges were implemented for the use of water from the Sorocaba, Médio Tietê and Baixada Santista basins.  In 2013, charges were implemented for the use of water from the Baixo Tietê basin and, in April 2014, for the use of water from the Alto Tietê River Basin.  It is probable that the same will occur in 2015 in the following basins:  Tietê/Batalha, Tietê/Jacaré, Baixo Pardo e Grande, Litoral Norte, Mogi-Guacu, Pardo, Pontal do Paranapanema, Sapucaí Mirim/Grande, Serra da Mantiqueira, Ribeira do Iguape/Litoral Sul, Turvo/Grande, Alto Paranapanema, Aguapeí/Peixe and Médio Paranapanema.  In 2016, charges for the use of water are expected to be implemented for the basin of São José dos Dourados.

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

Environmental Regulation

The implementation and operation of water and sewage systems are subject to strict federal, state and municipal laws and regulations on environmental and water‑resource protection.  The National Environmental Council (Conselho Nacional de Meio Ambiente), or the “CONAMA”, is the federal agency responsible for the regulation of potentially polluting activities.  In the state of São Paulo, CETESB is the governmental entity responsible for the control, supervision, monitoring and licensing of polluting activities, pursuant to State Law No. 997/1976 and State Law No. 13,542/2009.

The control and environmental planning instruments are defined by several legal instruments, such as State Law No. 997/1976, which regulates environmental pollution control; CONAMA Resolution No. 05/1988, which requires licensing of sanitation projects that cause significant alterations to the environment; CONAMA Resolution No. 237/1997, which regulates (i) environmental licenses, (ii) federal, state and local jurisdiction over environmental issues, (iii) the list of activities subject to licensing, and (iv) environmental impact studies and reports; State Decree No. 47,400/2002 and related articles from State Law No. 9,509/1997 regarding environmental licensing; State Decree No. 8,468/1976, CONAMA Resolution No. 357/2005, and CONAMA Resolution No. 397/2008, which establish standards of quality for receiving bodies of water; State Decree No. 8,468/1976 and CONAMA Resolution No. 430/2011 which establish the standards for discharge of effluents; and Portaria Departamento de Águas e Energia Elétrica No. 717/1996, which regulates the concession of grants for the right to use water and rights to interfere in water resources.

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

We have been implementing a corporate program to obtain and maintain the environmental licenses for our water treatment stations, sewage treatment stations and sewage pumping stations in order to comply with environmental regulations by 2017.  As of the date of this annual report, we were not in possession of all licenses required in connection with our operations.

Sewage Requirements

State law sets forth regulations regarding pollution control and environmental preservation in the state of São Paulo.  According to this law, in areas in which there is a public sewage system, all effluents of a “polluting source” must be discharged to such system, as is the case for industrial enterprises.  It is the responsibility of the polluting source to connect itself to the public sewage system.  All effluents to be discharged are required to meet the standards and conditions established by the applicable environmental law, which allows such effluents to be treated by our treatment facilities and discharged in an environmentally safe manner.  Effluents that do not comply with such criteria are prohibited from being discharged into the public sewage system.  State legislation also establishes that liquid effluents, except those related to basic sanitation, be subjected to pre‑treatment so that they meet the required mandatory levels before being discharged into the public sewage system.  Effluents from our treatment facilities must comply with effluent limitation guidelines and meet the water quality standards of the receiving water bodies established by federal and state legislation.  See “—Sewage Operations—Sewage System”.

The CETESB is authorized under State law to monitor discharges of effluents into the water bodies, among other things.  The CETESB also issues the environmental licenses to the polluting sources, including sewage treatment stations.  For more information, see “Item 4.B. Business Overview—Environmental Matters”.

State and federal water resource legislation establishes the charging of fees for the discharge of treated effluents into water bodies.  This charge is already in force for some river basins, and it is in different implementation stages for the remaining basins.  See “—Government Regulation—Water Usage”.

Governmental Restrictions on Incurrence of Debt

On June 30, 1998, the CMN issued Resolution No. 2,515/1998 amending certain conditions that must be observed with respect to external credit operations (i.e., foreign currency borrowings) of states, the Federal District of Brasília, municipalities and their respective autarquias (agencies), foundations and non‑financial companies, including us.  This resolution provides, among other things, that, with certain exceptions applicable to the importation of goods and services:

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

The CMN resolution further provides that the requirements described above do not apply to financing transactions involving multilateral or official organizations such as the International Bank for Reconstruction and Development, or “IBRD”, the IADB or the JICA.  The Central Bank regulation implementing this resolution provides, among other things, that the account referred to in the first bullet point above must be an account opened in a federal financial institution, which is to hold such funds until released for the purpose of refinancing outstanding obligations of the borrower.  The Central Bank regulation further provides that the account described in the second bullet point above must be an escrow account to be opened in a federal financial institution and to secure the payment of principal and interest on the external debt.

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

Lending Limits of Brazilian Financial Institutions

The CMN Resolution No. 2,827/2001 dated as of March 30, 2001, as amended, limits the amount that Brazilian financial institutions may lend to public sector companies, such as us.  Financing of projects which are put up for international bid and any financing in reais provided to the Brazilian counterpart of such international bids are excluded from these limits.

Scope of Business

State Law No. 12,292/2006, dated as of March 2, 2006, and amended State Law No. 119/1973, dated as of June 29, 1973, which created our Company, authorizes us to provide water and sewage services outside São Paulo (in other states of Brazil and other countries).  This law also authorizes us to own interests in other public or private‑public companies and Brazilian or international consortia.  In addition, this law permits us to incorporate subsidiaries and enter into a partnership with or acquire interests in a private company with a corporate purpose related to the sanitation business.

C.      Organizational Structure

Not applicable.

D.      Property, Plant, Equipment and Intangible Assets

Our principal property, plant and equipment comprise administrative facilities which are stated at historical costs less depreciation.  The reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water transmission lines, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections are recorded as intangible assets (concession assets).  As of December 31, 2014, we operated through 70,800 kilometers of water pipes and water transmission lines and 47,992 kilometers of sewer lines.  As of that same date, we operated 235 water treatment facilities and 524 sewage treatment facilities (including nine ocean outfalls), as well as 16 water quality control laboratories.

We own our headquarters building and all other major administrative buildings.  We have pledged some of our properties as collateral to the federal government in connection with a long‑term financing transaction we have entered into with the IBRD that was guaranteed by the federal government.

As of December 31, 2014, the total net book value of our property, plant and equipment and intangible assets (including concession assets) was R$26,284.4 million.

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

A.      Operating and Financial Review and Prospects

Overview

As of December 31, 2014, we operated water and sewage systems in the state of São Paulo, including in the city of São Paulo, Brazil’s largest city.  Our operations extended into a total of 364 municipalities, or 56% of all municipalities in the state.  We also provided water services on a wholesale basis to five municipalities located in the São Paulo metropolitan region in which we did not operate water distribution systems.

The São Paulo metropolitan region, which includes the city of São Paulo, is our most important service region.  With a total population of approximately 21.1 million, the São Paulo metropolitan region accounted for 70.0%, 73.2% and 74.2% of our gross operating revenue in 2014, 2013, and 2012 (excluding revenues relating to the construction of concession infrastructure), respectively.  As of December 31, 2014, 59.0% of the concession intangible assets reflected on our balance sheet were located in this region.  In an effort to respond to demand in the São Paulo metropolitan region and because the region represents the principal opportunity to increase our net operating revenue, we have concentrated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region.  Our capital expenditure program is our most significant liquidity and capital resource requirement.

Factors Affecting Our Results of Operations

Our results of operations and financial condition are generally affected by our ability to raise tariffs, control costs and improve productivity, general economic conditions in Brazil and abroad, and extreme weather events.

Effects of Tariff Increases

Our results of operations and financial condition are highly dependent on tariff increases for our water and sewage services.  Since the enactment of the Basic Sanitation Law in 2007, as a general rule, regulatory agencies are responsible for setting, adjusting and reviewing tariffs, taking into consideration, among other factors, the following:

•         political considerations arising from our status as a State‑controlled company;

•         anti‑inflation measures enacted by the federal government from time to time; and

•         when necessary, the readjustment to maintain the original balance between each party’s obligation and economic gain (equilíbrio econômico‑financeiro) under the agreement.

Readjustment of our tariffs continues to be set annually and depend on the parameters established by the Basic Sanitation Law and ARSESP.  The guidelines also establish procedural steps and the terms for annual adjustments.  The annual adjustments must be announced 30 days prior to the effective date of the new tariffs.  See “4.B. Business Overview – Tariffs”.

The following table sets forth, for the periods indicated, the percentage increase of our tariffs, as compared to three inflation indexes:

	Year ended December 31,
	2014	2013	2012
Increase in average tariff(1)	6.50%	5.84%	5.15%
Inflation – IPC – FIPE	5.20%	3.88%	5.10%
Inflation – IPCA	6.41%	5.91%	5.80%
Inflation – IGP‑M	3.69%	5.51%	7.80%

(1)   See “Item 4.B. Business Overview—Tariffs” for addition information on tariff increases.

Sources:  Central Bank, Fundação Getulio Vargas, or FGV, Instituto Brasileiro de Geografia e Estatística, or IBGE, and Fundação Instituto de Pesquisas Econômicas.

Effects of Brazilian Economic Conditions

As a company with all of its operations in Brazil, our results of operations and financial condition are affected by general economic conditions in Brazil, particularly by the economic activity and the inflation rate.  For example, the general performance of the Brazilian economy may affect our cost of capital and inflation may affect our costs and margins.  The Brazilian economic environment has been characterized by significant variations in economic growth rates.  However, as our product is viewed as essential, in normal conditions our sales revenue demonstrates high stability.  In 2014, our business was significantly affected by the most severe drought recorded in our service area in the last 84 years.

General Economic Conditions

In 2012, Brazilian GDP increased 0.9% in comparison with 2011.  At that same year, Brazil had US$378 billion in currency reserves and its trade surplus was US$19.4 billion.  The average unemployment rate in Brazil’s principal metropolitan regions was 5.5% in 2012, the lowest it has been since March 2002.

In 2013, Brazilian GDP increased 2.3% in comparison with 2012.  Also in 2013, Brazil had US$375 billion in currency reserves and its trade surplus was US$2.6 billion, the worst in 13 years, and its trade balance fell 86% in comparison with 2012.  The average unemployment rate in Brazil’s principal metropolitan regions was 5.4%, the lowest rate in history at that time, according to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE.

In 2014, Brazilian GDP increased 0.1% in comparison with 2013.  Also in 2014, Brazil had US$374.0 billion in currency reserves and its trade deficit was US$3.9 billion, the first negative annual balance since 2000 and the worst since 1998.  The average unemployment rate in Brazil’s principal metropolitan regions was 4.8%, the lowest rate in history according to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE.

Interest Rates

As a political monetary instrument of the federal government, the SELIC rate influences the behavior of other interest rates in the country, including the rates related indebtedness denominated in local currency.   In 2011, until the month of August, the Central Bank continued increasing the SELIC rate, reaching 12.50% in July.  In the month of August, the Central Bank started decreasing the SELIC, closing 2011 at 11.00%.  This downward trend was maintained in 2012, with the SELIC rate closing the year of 2012 at 7.25%.  In 2013, the SELIC rate was kept at 7.25% until April, after which the Central Bank started to gradually raise it.  The SELIC rate was 9.9% at December 31, 2013 and increased to 11.65% at December 31, 2014.

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

Inflation adjustments derive from collections from or payment to third parties, as contractually required by law or court decision, and are recognized on an accrual basis.  Inflation adjustments included in these agreements and decisions are not considered embedded derivatives, since they are deemed as inflation adjustments for us.  See Notes 3.20, 5.1 and 27 of the financial statements for the impacts of inflation adjustments on our financial performance and debt.

Currency Exchange Rates

We had total foreign currency‑denominated indebtedness of R$4,346.3 million as of December 31, 2014, of which R$238.7 million relates to the current portion of our long-term foreign currency‑denominated obligations.  In the event of significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency‑denominated obligations would increase as measured in reais, particularly as our tariff and other revenue is based solely in reais.  In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  In 2012, the 8.94% depreciation of the real against the U.S. dollar offset by the 2.4% appreciation of the real against the yen led to a foreign exchange loss of R$50.5 million.  In 2013, the 14.64% depreciation of the real against the U.S. dollar offset by the 5.91% appreciation of the real against the yen led to a foreign exchange loss of R$267.8 million.  In 2014, the 13.39% depreciation of the real against the U.S. dollar and the 0.45% appreciation of the real against the yen led to a foreign exchange loss of R$345.1 million.  However, since most of our debt denominated in foreign currencies is long-term debt with a long amortization schedule, a devaluation of the real would principally impact cash flows regarding the current portion of our long-term debt.

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

The following table shows the fluctuation of the real against the U.S. dollar, the period‑end exchange rates and the average exchange rates as of or for the periods indicated:

	Year ended December 31,
	2014	2013	2012
	(in reais, except percentages)
Depreciation (appreciation) of the real versus U.S. dollar(2)	13.4%	14.6%	8.9%
Period‑end exchange rate – US$1.00	2.6562	2.3426	2.0435
Average exchange rate – US$1.00(1)	2.3547	2.1605	1.9550

(1)   Represents the average for period indicated.

(2)   Represents the comparison with period-end exchange rate.

Source:  Central Bank.

The following table shows the fluctuation of the real against the yen, the period‑end exchange rates and the average exchange rates as of or for the periods indicated:

	Year ended December 31,
	2014	2013	2012
	(in reais, except percentages)
Depreciation (appreciation) of the real versus yen(2)	(0.45)%	(5.9)%	(2.4)%
Period‑end exchange rate – ¥1.00	0.0222	0.0223	0.0237
Average exchange rate – ¥1.0(1)	0.0222	0.0221	0.0245

(1)   Represents the average for period indicated.

(2)   Represents the comparison with period-end exchange rate.

Source:  Central Bank.

We have monitored, overseen and controlled our foreign currency‑denominated indebtedness, taking advantage of market opportunities to improve the profile of our indebtedness and reduce our costs.  During the years ended December 31, 2014, 2013 and 2012 we had no forward exchange transactions.

For further information on exchange rates, see “Item 3.D. Risk Factors—Risks Relating to Brazil—Exchange rate instability may adversely affect us and the market price of our common shares or ADSs” and “Item 5.B. Liquidity and Capital Resources—Capital Sources—Indebtedness Financing—Financial Covenants”.

Effects of Extreme Weather Events

The southeastern region of Brazil, particularly the southern region of the state of Minas Gerais, the PCJ River Basin (from which we extract the water used in the Cantareira System), and the northern area of the São Paulo metropolitan region, have been experiencing below average rainfall since 2012.  In late 2013 and throughout 2014 rain levels and water inflow into the reservoirs reach record low levels in 84 years of recorded rainfall in the region.  During the rainy season from October 2014 to January 2015, the level of rainfall in the region remained significantly below average, although it reached above average levels in February and March 2015.  We expected the water levels in the Cantareira System to recover, but given the already low levels due to the water shortage during the summers of 2013 and 2014, the amount of rainfall in the region during the rainy season from October 2014 to March 2015 was not enough to restore the reservoirs to sufficient levels.

As of December 31, 2014, the reservoirs in the São Paulo metropolitan region, where our largest market is located, contained 301 billion liters of bulk water storage for treatment, compared to 1,037 billion liters (749.6 billion liters above water intake and 287.5 billion liters below water intake) available for treatment as of December 31, 2013.  Under normal circunstances, we withdraw 6.2 billion liters per day (equivalent to the total water production of 72 m³/s in February 2014 for the São Paulo metropolitan region) from the reservoirs.  This volume decreased to 4.4 billion during the current drought (equivalent to the total water production of 51.4 m³/s in March 2015 for the São Paulo metropolitan region).  The extent and the consequences of the drought have provoked a continuous reduction in the volume of water billed and thus a reduction in revenue.  Throughout 2014, the water volume billed decreased 3.1% and the gross operational revenue fell by 6.7% compared to 2013.

In order to balance supply and demand despite a restricted water availability, we have adopted and will continue adopting a series of measures, including: (i) using water from other production systems to serve consumers originally supplied by the Cantareira system; (ii) to offer discounts (bonus) to consumers that would use below average amounts of water, compared to average consumption; (iii) reducing pressure in the water distribution lines in order to decrease leakeage; (iv) reducing the volume of water sold to municipalities that own their distribution network; and (v) to use pumps in order to extract water located below the intakes of the Cantareira system, from the so-called “technical reserve”.  See “Item 4.B. Business Overview—The Current Water Crisis”.

Critical Accounting Estimates and Judgments

We make estimates and judgments concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and judgments that have a significant risk of causing material adjustment to the carrying amount of our assets and liabilities within the next financial year are mentioned below.

Allowance for Doubtful Accounts

We record an allowance for doubtful accounts in an amount that our management considers sufficient to cover probable losses, based on an analysis of customer accounts receivable, in accordance with the accounting policy stated in Note 3.4 to our financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012.  Provisions for the allowance for doubtful accounts are included in selling expenses, net of recoveries.  The net charge to this allowance was R$139.6 million, R$103.9 million and R$192.3 million in 2014, 2013 and 2012, respectively.  Wholesale sales losses, amounting to R$219,706, R$218,687 and R$209,340 in 2014, 2013 and 2012, respectively, were also recorded as revenue reduction.

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

Intangible Assets Arising from Concession and Program Contracts

As of December 31, 2014, we had intangible assets of R$25,979.6 million.

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

The fair value of construction and other work on the infrastructure is recognized as revenue, at its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits.  The accounting policy for the recognition of construction revenue is described in Note 3.3 “Operating Income” to our financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012.

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

Law No.11,445/2007 prescribes that, whenever possible, basic sanitation public utilities shall have their economic and financial sustainability ensured through the consideration received from service collection, preferably as tariffs and other public charges, which may be established for each service or both.  Therefore, investments made and not recovered through these services, within the original term of the contract, are recorded as intangible assets and amortized over the useful life of the asset, taking into consideration a solid track record of concession renewal and, therefore, the continuity of services.

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

Provision

As of December 31, 2014, we were party to judicial and administrative proceedings, relating to civil, environmental and tax matters, amounting to R$1,220.3 million (deducting the amount of R$323.0 million related to escrow deposits) with respect to which we considered the risk of loss as probable.  As of that date, proceedings with respect to which we considered the risk of loss as possible amounted to R$3,779.1 million, and those with respect to which we considered the risk of loss as remote amounted to R$36,965.1 million.

We are a party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among other types, disputes with customers and suppliers and tax, labor, civil, environmental and other proceedings.  For a more detailed discussion of these legal proceedings, see Note 19 to our financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012.  We accrue provisions for legal proceedings in which it is probable that an outflow will be necessary to settle the liability and the amount of such loss can be reasonably estimated.  Therefore, we are required to make judgments regarding future events for which we often seek the advice of legal counsel.  As a result of the significant judgment required in assessing and estimating these provisions for risks, actual losses realized in future periods could differ significantly from our estimates and could exceed the amounts which we have provisioned.

Pension Benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions.  The assumptions used in determining the net cost (income) for pensions include a discount rate and a mortality table.  Any changes in these assumptions will impact the carrying amount of pension obligations.

We determine the appropriate discount rates at the end of each year, which is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations.  The discount rate was decreased from 6.46% in 2013 to 6.09% in 2014 under Plan G0 and from 6.36% in 2013 to 6.11% in 2014 under Plan G1 in order to follow the decrease in the rates applicable to the Brazilian Government NTN – B, long term notes, which term is similar to the duration of the pension benefits, as described in Notes 3.19 (a) and 20 (b) to our financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012.

Other key assumptions for pension obligations are based in part on current market conditions.  Additional information on the pension plans under Plan G0 and G1 is disclosed in Note 20 to our financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012.

Deferred income tax and social contribution

We recognize and settle taxes on income based on the results of operations verified according to the Brazilian Corporate Law, taking into consideration the provisions of the tax laws.  Pursuant to IAS 12, we recognize deferred tax assets and liabilities based on the differences between the accounting balances and the tax bases of assets and liabilities.

We regularly review the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on historic taxable income, the projection of future taxable income and the estimated period to reverse temporary differences.  These calculations require the use of estimates and assumptions.  The use of different estimates and assumptions could result in provision for impairment of all or a significant amount of deferred tax assets.

As of December 31, 2014 and 2013, we have recognized R$209.5 million and R$114.0 million, respectively, as deferred income tax assets, net of the deferred tax liabilities, as disclosed in Note 18 to our financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012.

Certain Transactions with Controlling Shareholder

Reimbursement Due from the State

Reimbursement due from the State for pensions paid represent supplementary pensions (Plan G0) that we pay, on behalf of the State, to former employees of State‑owned companies which merged to form our Company.  These amounts must be reimbursed to us by the State, as primary obligor.

In November 2008, we entered into the third amendment to the agreement with the State relating to payments of pension benefits made by us on its behalf.  The State acknowledged that it owed us an outstanding balance of R$915.3 million as of September 30, 2008, relating to payments of pension benefits made by us on its behalf.  We provisionally accepted, but it is not recognized in our books, the reservoirs in the Alto Tietê System as partial payment in the amount of R$696.3 million, subject to the transfer of the property rights of these reservoirs to us.  Since November 2008, the State has been paying the remaining balance in the amount of R$219.0 million in 114 successive monthly installments.  See Note 10 to our financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 and “Item 7.  Major Shareholders and Related Party Transactions”.

As of December 31, 2014 and 2013, the amounts not recorded related to pension benefits paid by us on behalf of the State totaled R$1,479.7 million and R$1,412.5 million respectively, including the amount of R$696.3 million related to the transfer of the reservoirs in the Alto Tietê system.  As a result, we also recognized the obligation related to pension benefits, maintained with the beneficiaries and pensioners of Plan G0.  As of December 31, 2014 and 2013, the pension benefit obligations of Plan G0 totaled R$2,053.5 million and R$1,780.3 million, respectively.  For detailed information on the pension benefit obligations refer to Note 20 of our Financial Statements.

On March 18, 2015, we, the State and DAEE, with the intervention of the Department of Sanitation and Water Resources, executed a term of agreement, in the amount of R$1,012.3 million, of which R$696.3 million refers to the principal amount and R$316.0 million refers to the monetary adjustment of the principal through February 2015. For detailed information on this agreement, see “Item 7.B. Related Party Transactions—Agreements with the State of São Paulo” and Note 31 of our 2014 financial statements.

Accounts Receivable from the State for Water and Sewage Services Rendered

Certain of these accounts receivable have been overdue for a long period.  We have entered into agreements with the State with respect to these accounts receivable.  For further information on these agreements, see Note 10 to our financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 and “Item 7. Major Shareholders and Related Party Transactions”.

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

Results of Operations

The following table sets forth, for the periods indicated, certain items in our statement of operations, each expressed as a percentage of net operating revenues:

	Year ended December 31,
	2014		2013		2012
	(in millions of reais, except percentages)
Net operating revenues	11,213.2	100.0%	11,315.6	100.0%	10,737.6	100.0%
Cost of sales and services	(7,635.6)	(68.1)%	(6,816.3)	(60.2)%	(6,449.9)	(60.1)%
Gross profit	3,577.6	31.9%	4,499.3	39.8%	4,287.7	39.9%
Selling expenses	(736.6)	(6.6)%	(637.1)	(5.6)%	(697.3)	(6.5)%
Administrative expenses	(924.4)	(8.2)%	(729.1)	(6.4)%	(717.4)	(6.7)%
Other operating income (expenses), net	(5.9)	(0.1)%	5.7	(0.1)%	(29.7)	(0.3)%
Operating profit	1,910.7	17.0%	3,138.8	27.7%	2,843.3	26.5%
Financial income (expenses), net	(635.9)	(5.7)%	(483.2)	(4.3)%	(295.7)	(2.8)%
Profit before income tax and social contribution	1,274.8	11.4%	2,655.6	23.5%	2,547.6	23.7%
Income tax and social contribution	(371.9)	(3.3)%	(732.0)	(6.5)%	(635.7)	(5.9)%
Net income for the year	903.0	8.1%	1,923.6	17.0%	1,911.9	17.8%

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net operating revenues

Net operating revenues decreased by R$102.4 million, or 0.9%, to R$11,213.2 million in 2014 from R$11,315.6 million in 2013.

Net operating revenues relating to water services decreased by R$344.8 million, or 7.0%, to R$4,561.2 million in 2014 from R$4,906.0 million in 2013 and net operating revenues relating to sewage services decreased by R$230.9 million, or 5.8%, to R$3,734.0 million in 2014 from R$3,964.9 million in 2013.  These decreases were principally due to:

•         a decrease of R$376.4 million due to Water Consumption Reduction Incentive Program; and

•         an average of 2.2%  decrease in both the volume of water and the volume of sewage invoiced in 2014.

These decreases were partially offset by the 3.1% tariff adjustment since December 2013.

Gross revenue from construction increased by R$473.2 million, or 19.4%, to R$2,918.0 million in 2014 from R$2,444.8 million in 2013.  See Note 3.3(b) to our financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 for a description of the accounting policies applicable to our construction services business.

Cost of Sales and Services

The cost of sales and services increased by R$819.3 million, or 12.0%, to R$7,635.6 million in 2014 from R$6,816.3 million in 2013.  As a percentage of net operating revenues, cost of sales and services increased to 68.1% in 2014 from 60.2% in 2013.

The increase in costs of sales and services was principally due to the following factors:

•        an increase of R$133.8 million or 9.5%, in salaries and related charges due to the following factors:  (i) an increase of 6.8% in salaries since May 2014 on account of implementation of our career and wage plan, which had an impact of approximately R$75.6 million; (ii) an increase in the provision of retirement benefits, amounting to R$35.3 million, based on the increased number of employees who are entitled to request retirement, in addition to the wage increase in the period; and (iii) the increase in overtime pay, amounting to R$12.4 million, mainly due to a wage adjustment in the period and the increased number of hours worked;

•         an increase of R$116.1 million in depreciation and amortization, mainly due to the increase in operating intangible assets in 2014, arising principally from input of the works in operation;

•        an increase of R$70.4 million or 9.0% in expenses related to services, mainly due to the following factors:  (i) expenses totaling R$32.9 million related to the commencement of operations in Diadema in March 2014; (ii) a reversal of provisions in 2013 in the amount of R$18.3 million, resulting from the end of the agreement with the municipality of São Paulo; and (iii) higher expenses with the Corporate Program for Reduction of Water Loss, in the amount of R$19.8 million;

•        an increase of R$45.8 million in the cost of electricity, mainly due to the average increase of 19.8% in free market tariffs and of 9.2% in regulated market tariffs, partially offset by an average decrease of 14.5% in the Tariff for the Use of Distribution System (TUSD), as a consequence of Provisional Presidential Decree 579/12 and Law 12,783/13;

•         an increase of R$20.5 million or 8.5% in expenses related to water-treatment materials, mainly due to increased consumption and substitution of water-treatment products in order to meet increased demand while maintaining the same efficiency levels in water treatment;

•         an increase of R$461.0 million in construction costs due to higher investments in 2014.

Gross Profit

As a result of the factors discussed above, gross profit for the year ended December 31, 2014 decreased by R$921.7 million, or 20.5%, from R$3,577.6 million in 2014 to R$4,499.3 in 2013.  As a percentage of net operating revenues, gross profit decreased to 31.9% in 2014 from 39.8% in 2013.

Selling Expenses

Selling expenses increased by R$99.5 million, or 15.6%, to R$736.6 million in 2014 from R$637.1 million in 2013.  As a percentage of net operating revenues, selling expenses increased to 6.6% in 2014 from 5.6% in 2013.  The increase in selling expenses was principally due to the following factors:

•        an increase of R$43.7 million in expenses for services, mainly due to the reversal of provisions in 2013 in the amount of R$22.6 million, resulting from the end of the agreement with the municipality of São Paulo and higher expenses related to credit recovery services and delivering bills in the amount of R$18.3 million;

•        an increase of R$35.7 million, or 34.4%, in credit write-offs, mainly due to the higher provision of losses with allowance for doubtful accounts with wholesale customers;

•        an increase of R$18.8 million, or 8.4%, in salaries and related charges due to the increase of 6.8% in salaries since May 2014 on account of implementation of our new job and salary plan.

Administrative Expenses

Administrative expenses increased by R$195.3 million, or 26.8%, to R$924.4 in 2014 from R$729.1 million in 2013.  As a percentage of net operating revenues, administrative expenses increased to 8.2% in 2014 from 6.4% in 2013.

The increase in administrative expenses was principally due to the following factors:

•         an increase of R$58.7 million in advertising campaigns, mainly due to the intensification of our water conservation campaign;

•         an increase of R$44.9 million, or 24.4% in general expenses, mainly due to the expenses on judicial proceedings in the amount of R$37.1 million;

•         an increase of R$43.5 million or 14.7%, in salaries and related charges due to the increase of 6.8% in salaries since May 2014 associated with the implementation of our new job and salary plan.

•         an increase of R$12.1 million in software maintenance; and

•         an increase of R$7.1 million, in hiring of services due to the commencement of operations in Diadema in March 2014.

Other Operating Income (Expenses), Net

Other operating expenses were R$5.9 million in 2014 compared with R$5.7 million operating income in 2013, an increase of 204.2%.  Other operating expenses showed a increase of R$58.7, mainly due to the following factors:  (i) provision for losses of projects amounting to R$21.3 million; (ii) provision for losses for the agreement payments related to the concession for the municipality of Diadema in the amount of R$15.0 million; (iii) write-off of obsolete goods in the amount of R$11.4 million; and (iv) provision for losses of hydrometers in the amount of R$11.4 million.  The decrease was partially offset by (i) higher fines applied to suppliers and service providers in the amount of R$25.8 million; and (ii) higher income from the Program for Rational Use of Water (Programa de Uso Racional da Água – PURA) in the amount of R$20.9 million.

Financial income (expenses), Net

Financial income (expenses), net consists primarily of interest on our indebtedness and foreign exchange losses (or gains) in respect to our indebtedness, offset partially by interest income on cash and cash equivalents and inflation based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Financial income (expenses), net increased by R$152.7 million, or 31.6%, to a R$635.9 million expense in 2014 from a R$483.2 million expense in 2013.  As a percentage of net operating revenues, financial income (expenses), net increased to 5.7% in 2014 from 4.3% in 2013.

The increase in financial income (expenses), net was principally due to:

•        an increase in foreign exchange losses related to loans and financing of R$77.9 million as a result of the new funding in the amount of R$458.7 million;

•         an increase of R$55.2 million in other financial expenses, mainly due to interest expenses totaling R$47.9 million related to the commencement of operations of two sewage treatment plants financed through leases;

•         an increase of R$42.8 million in other monetary variations mainly related to inflation adjustments for legal expenses in the amount of R$38.0 million; and

•         an increase of R$25.6 million in monetary variations on local loans and financing, mainly due to higher IPCA and TR variations in 2014 of 6.4% and 0.9%, respectively, as compared to 2013 variations of 5.9% and 0.2%, respectively.

The increase in financial income (expenses), net was partially offset by:

•         an increase of R$29.9 million, or 9.9% in financial investments indexed to CDI, held in the period, as a result of the increase in the Interbank Deposit Certificate (CDI) in 2014 (10.8%), when compared to 2013 (8.2%); and

•        a decrease of R$21.8 million in interest expenses on local loans and financing, mainly due to the higher interest capitalization occurred in 2014 when compared to 2013.

Profit before income tax and social contribution

As a result of the factors discussed above, profit before income tax and social contribution decreased by 52.0%, to R$1,274.8 million in 2014 from R$2,655.6 million in 2013.  As a percentage of net operating revenues, our profit before income tax and social contribution decreased to 11.4% in 2014 from 23.5% in 2013.

Income Tax and Social Contribution

Income tax and social contribution decreased by R$360.1 million, or 49.2%, to R$371.9 million in 2014 from R$732.0 million in 2013.  This decrease was principally due to a lower taxable income in 2014.

The 2014 effective tax rate of 29%, compared to 28% in 2013, is lower than the 34% standard tax rate because we recorded interest on shareholder’s equity as a deductible expense, as is permitted by tax law.

Net Income for the year

As a result of the factors discussed above, net income decreased to R$903.0 million in 2014 from R$1,923.6 million in 2013.  As a percentage of net operating revenues, our net income decreased to 8.1% in 2014 from 17.0% in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

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

Net operating revenues relating to water services increased by R$323.7 million, or 7.1%, to R$4,906.0 million in 2013 from R$4,582.3 million in 2012.  This increase was principally due to:

•         an average 2.6% increase in the volume of water invoiced in 2013; and

•         the effect of the 5.15% tariff increase in September 2012, and the 2.35% tariff adjustment in April 2013 and 3.1% tariff adjustment in December 2013.

Net operating revenues relating to sewage services increased by R$274.0, or 7.4%, to R$3,964.9 million in 2013 from R$3,690.9 million in 2012.  This increase was principally due to:

•         an average 2.9% increase in the volume of sewage services invoiced in 2013; and

•         the effect of the 5.15% tariff increase in September 2012, and the 2.35% tariff adjustment in April 2013 and 3.1% tariff adjustment in December 2013.

Gross revenue from construction decreased by R$19.7 million, or 0.8%, to R$2,444.8 million in 2013 from R$2,464.5 million in 2012.  See Note 3.3(b) to our financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 for a description of the accounting policies applicable to our construction services business.

Cost of Sales and Services

The cost of sales and services increased by R$366.4 million, or 5.7%, to R$6,816.3 million in 2013 from R$6,449.9 million in 2012.  As a percentage of net operating revenues, cost of sales and services increased to 60.2% in 2013 from 60.1% in 2012.

The increase in costs of sales and services was principally due to the following factors:

•         an increase of R$147.3 million or 11.7%, in salaries and related charges due to the following factors:  (i) an increase of 6.17% in salaries since May 2012 and 8.0%  since May 2013 associated to the implementation of our new job and salary plan, which had an impact of approximately R$109.3 million; and (ii) the increase in the provision for pension plan expenses, amounting to R$22.1 million, due to changes in actuarial assumptions;

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

This decrease was partially offset by an increase of R$18.7 million in salaries and related charges, due to the 6.17% in salaries since May 2012 and 8.0%  since May 2013 associated to the implementation of our’s new job and salary plan, which had an impact of approximately R$12.5 million.

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

•         an increase of R$22.2 million in salaries and related charges due to the following factors:  (i) an increase of 6.17% in salaries since May 2012 and 8.0%  since May 2013 associated with the implementation of our new job and salary plan, which had an impact of approximately R$7.8 million; and (ii) the increase in the provision for pension plan expenses, amounting to R$13.5 million, due to changes in actuarial assumptions; and

•         an increase  in tax expenses of R$7.3 million, or 12.0% due to:  (i) regulatory tax to ARSESP in the amount of R$4.3 million; and (ii) R$1.0 million in income tax on remittances abroad as a result of the local currency depreciation in 2013.

The increase was partially offset by the following:

•         a decrease of R$28.9 million, or 19.9% mainly on services provided by third parties relating to advertising campaigns, in the amount of R$29.4 million; and

•         a decrease of R$25.3 million in general expenses, mainly due to the expenses on judicial proceedings in the amount of R$14.2 million.

Other Operating Income (Expenses), Net

Other operating income (expenses), net decreased by R$35.4 million, or 119.2%, to R$5.7 million income in 2013 from R$29.7 million expense in 2012.  Other operating expenses showed a decrease of R$37.5, or 40.9%, mainly due to the provision for losses for the indemnification of assets related to the concession for the municipality of Diadema, in the amount of R$60.3 million in 2012.  The decrease was partially offset by the asset write-offs related to asset obsolescence, in the amount of R$17.8 million in 2013.

Financial income (expenses), net

Financial income (expenses), net consists primarily of interest on our indebtedness and foreign exchange losses (or gains) in respect of our indebtedness, offset partially by interest income on cash and cash equivalents and inflation based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

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

B.      Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, long-term borrowings from Brazilian federal governmental financial institutions, and long-term financing from multilateral organizations and from domestic and international development banks, and also from capital markets.  As of December 31, 2014, we had R$1,723.0 million of cash and cash equivalents.  The outstanding current portion of our long-term indebtedness was R$1,207.1 million as of December 31, 2014, of which R$238.7 million was denominated in foreign currency.  Long‑term indebtedness was R$9,578.6 million as of December 31, 2014, of which R$4,107.6 million consisted of foreign currency-denominated obligations.

As a result of the financial impacts of the current water shortage to date, we have taken steps to minimize its negative effects, including amongst actions rearranging investments, reducing budget expenses, negotiating overdue credits (mainly with the State and municipalities served on a wholesale basis), implementing contingency tariffs, and requesting extraordinary tariff revision.  For more information, see Note 1 of our 2014 financial statements.

Our management expects that the cash and cash equivalents available on December 31, 2014, the operating cash generation estimated for 2015 and the lines of credit available for investments are sufficient to meet its short-term liabilities and will not compromise the actions necessary to overcome the water shortage and preserve our consumers’ water supply.

Cash Flow

Cash Provided by Operating Activities

Cash provided by operating activities is the single largest source of our liquidity and capital resources, and we expect that it will continue to be so in the future.  Our cash generated by operating activities was R$2,480.3 million, R$2,777.2 million and R$2,343.2 million in 2014, 2013 and 2012, respectively.  The main driver of our cash flow from operating activities relates to our revenue, which is due to the nature of our business and to the fact that we are expanding our infrastructure.  The decrease in cash generated in 2014 is due to the current water crisis, as previously mentioned.

Cash Used in Investing Activities

Our cash used by investing activities was R$2,757.7 million, R$2,281.5 million and R$1,996.7 million in 2014, 2013 and 2012, respectively.  The main driver of our cash flow from investing activities relates to the purchases of intangibles assets, as required under our concession and program contracts, which is due to the fact that we are expanding our infrastructure and service coverage.

Cash Provided and Used in Financing Activities

Our cash provided in financing activities was R$218.5 million in 2014 and our cash used was R$629.7 million and R$572.7 million in 2013 and 2012, respectively.  The main driver of our cash flow from financing activities relates to the proceeds and repayments of loans used to finance purchases of intangible assets related to our concession and program contracts, in order to support the expansion of our services and our payment of interest on shareholders’ equity.

Indebtedness Financing

Our total financial indebtedness increased by 14.1%, from R$9,450.1 million as of December 31, 2013 to R$10,785.8 million as of December 31, 2014.  In addition, during the same period, our total foreign denominated indebtedness recorded increased by 17.5%, from R$3,698.6 million as of December 31, 2013 to R$4,346.3 million as of December 31, 2014.

As of December 31, 2014, we had R$9,578.6 million in long-term indebtedness outstanding (excluding the current portion of long-term indebtedness), of which R$4,107.6 million consisted of foreign currency-denominated long-term debt.  We had an outstanding current portion of long-term indebtedness of R$1,207.1 million as of December 31, 2014.  As of December 31, 2014, R$238.7 million of this current portion of long-term indebtedness was denominated in foreign currency.  As of December 23, 2014, our Standard & Poor’s Rating Service domestic rating was brAA+ and our S&P international rating was BB+.  Since July 2013 we also started to be covered by Moody’s America Latina Ltda, by whom our national rating was Aa1.br and our global rating was Baa3, as of August 29, 2014.

Various contractual agreements we have entered into, including certain financing agreements with Caixa Econômica Federal and BNDES, provide for liens over a portion of our cash flows from operations.  In addition to Caixa Econômica Federal and BNDES, we have granted liens over a portion of our cash flows deriving from our operations in connection with agreements relating to securitization transactions, the Alto Tietê PPP and arrangements relating to the lease of certain assets.  Pursuant to these agreements, cash received from operations is required to pass through designated accounts.  In the event of a default under the relevant agreement, such cash and future cash flows that are required to be deposited in such accounts become restricted and are subject to security interests in favor of the relevant creditor.  As of December 31, 2014, a substantial portion of our monthly cash flows from operations was subject to these liens.  As of that date, the total amount of our secured debt, including indebtedness benefiting from these liens, was R$2,631.5 million.

The following table sets forth information on our indebtedness outstanding as of December 31, 2014:

		December 31, 2014
	Current	Noncurrent	Total	Final Maturity*
Denominated in local currency:
10th issue debentures	38,027	187,352	225,379	2020 TJLP + 1.92% (1st & 3rd series) & IPCA + 9.53% (2nd series)
12th issue debentures	45,450	431,174	476,624	2025 TR + 9.5%
14th issue debentures	37,038	239,192	276,230	2022 TJLP + 1.92% (1st & 3rd series) & IPCA + 9.19% (2nd series)
15th issue debentures	94,819	761,497	856,316	2019 CDI + 0.99% (1st series) & IPCA + 6.2% (2nd series)
16th issue debentures	498,731	-	498,731	2015 CDI + 0.30% to 0.70%
17th issue debentures	-	1,067,760	1,067,760	2023 CDI + 0.75% (1st series) & IPCA + 4.5% (2nd series) & IPCA + 4.75% (3rd series)
18th issue debentures	-	202,145	202,145	2024 TJLP + 1.92% (1st and 3rd series) & IPCA + 8.25% (2nd series)
19th issue debentures	-	497,793	497,793	2017 CDI + 0.80% to 1.08%
Caixa Econômica Federal	67,085	1,031,438	1,098,523	2015/2037 TR + 5% to 9.5%
National Bank for Economic and Social Development (BNDES) Coastal region	16,309	65,237	81,546	2019 2.5% + TJLP
National Bank for Economic and Social Development (BNDES) PAC	10,287	76,975	87,262	2023 2.15% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9751	4,068	35,318	39,386	2027 1.72% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9752	1,725	25,875	27,600	2027 1.72% + TJLP
National Bank for Economic and Social Development (BNDES) Onda Limpa	20,183	186,374	206,557	2025 1.92% + TJLP
National Bank for Economic and Social Development (BNDES) Tietê III	-	187,420	187,420	2028 1.66% + TJLP
Financial leasing	8,997	473,593	482,590	2035 7.73% to 10.12% + IPC
Other	716	1,886	2,602	2015/2018 TJLP + 2% (Fehidro) & TR + 12.00% (Presidente Prudente)
Interest and others charges	125,011	-	125,011

Total denominated in local currency	968,446	5,471,029	6,439,475

Denominated in foreign currency:
Inter-American Development Bank (IADB) US$541,097,000 (2013 - US$457,748,000)	101,342	1,327,903	1,429,245	2016 to 2035 1.12% to 3.04%
International Bank for Reconstruction and Development (IBRD) US$45,860,000 (2013 – US$37,335,000)	-	121,447	121,447	2034 0.43%
Eurobonds - US$ 140,000,000 (2013 - US$ 140,000,000)	-	371,655	371,655	2016 7.50%
Eurobonds - US$ 350,000,000 (2013 – US$ 350,000,000)	-	924,741	924,741	2020 6.25%
JICA 15 - ¥ 17,286,450,000 (2013 - ¥ 18,438,880,000)	25,619	358,659	384,278	2029 1.8% & 2.5%
JICA 18 - ¥ 15,542,400,000 (2013- ¥ 16,578,560,000)	23,034	322,166	345,200	2029 1.8% & 2.5%
JICA 17 - ¥ 1,029,992,000 (2013 - ¥ 450,484,000)	-	22,437	22,437	2035 1.2% & 0.01%
JICA 19 - ¥ 14,208,068,000 (2013 - ¥ 6,036,325,000)	-	314,526	314,526	2037 1.7% & 0.01%
IADB 1983AB - US$ 154,231,000 (2013 - US$ 178,173,000)	63,596	344,078	407,674	2023 2.49% to 2.99%
Interest and others charges	25,089	-	25,089

Total denominated in foreign currency	238,680	4,107,612	4,346,292
Total loans and financing	1,207,126	9,578,641	10,785,767

*      TR was 0.1053% per month as of December 31, 2014; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 11.57% per annum as of December 31, 2014; IGP‑M was 3.69% per annum as of December 31, 2014; TJLP stands for Long‑term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 5.0% per annum as of December 31, 2014.

The following table shows the maturity profile of our debt, as of December 31, 2014, for the period indicated:

	2015	2016	2017	2018	2019	After 2020	Total
	(in millions of reais)
Loans and financing	1,207.1	1,098.6	1,300.3	932.7	1,017,9	5,229.2	10,785.8

Referring to all of our foreign currency‑denominated indebtedness, the amount of R$3,254.7 million, net of transaction costs, as of December 31, 2014 was denominated in U.S. dollars.  This indebtedness consisted principally of:

•         R$1,429.2 million (US$541.1 million) in U.S. dollar denominated loans contracted with the Inter-American Development Bank, or the IADB, composed of the following:  (i) two loans to finance the first phase of the Tietê Project in 1992 and one loan to finance the second phase in 2000, under which payments of principal are made in semiannual installments with final maturity in December 2016, December 2017 and July 2025.  The principal amount of this loan is adjusted semiannually for the variation of the U.S. dollar, and accrues interest at a rate varying from 1.14% to 3.00% plus LIBOR; (ii) credit agreement executed in September 2010 with the IADB for the financing of the third phase of the Tietê Project.  This loan matures on September 3, 2035.  Amortizations will be made in semiannual installments starting in March 2017 after a grace period of six years.  The principal amount accrues interest at USD LIBOR.  We have pledged as collateral part of our receivables from our sales and services up to the amount due;

•        R$121.4 million (US$45.9 million) in U.S. dollar denominated loans contracted with the IBRD which was entered into on October 28, 2009, amounting to US$100.0 million, for the financing of the Water Source Program (Programa Mananciais).  The loan matures in March 2034.  Amortizations will be made in semiannual installments starting in September 2019 after a grace period of ten years.  The principal amount accrues interest at the USD LIBOR plus a variable spread;

•         R$407.7 million (US$154.2 million) in U.S. dollar denominated loans from the AB Loan financing contracted with the IADB in May 2008.  Under this loan, payments of principal are made in annual installments with final maturity in May 2023.  The principal amount is adjusted semiannually for the LIBOR plus spread and accrues interest at a rate varying from 2.49% to 2.99%.  The proceeds were used to repay an outstanding series of debt securities in connection with the implementation of our investment plan;

•         R$1,296.4 million (US$490.0 million) in U.S. dollar denominated Eurobonds issued in November 2006 (US$140.0 million with an interest rate of 7.5%) and in December 2010 (US$350.0 million with an interest rate of 6.25%).  Under these bonds, the payments of interest are made in semi‑annual installments and principal will be paid at the final maturity in 2016 and 2020, respectively.  The proceeds from the offering were used to repay financial commitments throughout 2007 and 2011; and

•         R$1,066.4 million (¥48,066.9 million) in Japanese yen denominated loans contracted with the JICA, composed of the following:  (i) ¥21,320.0 million denominated loans contracted in August 2004 for the financing of the environmental recovery program for the Baixada Santista metropolitan region, called the Clean Wave Program (Programa Onda Limpa).  Under these loans, the payments of principal are made in semi‑annual installments with final maturity in August 2029.  The principal amount accrues interest at rates that vary from 1.8% to 2.5% per year; (ii) ¥6,208 million in denominated loans contracted in October 2010 for the financing of the environmental improvement program in the basin of the Billings dam.  The loan matures in October 2035.  Amortizations will be made in semiannual installments after a grace period of seven years, starting in October 2017.  The principal amount accrues interest at a rate that varies from 0.01% to 1.2% per year; (iii) ¥19,169.0 million denominated loans contracted in February 2011 to complement the financing for the first stage of the Clean Wave Program (Programa Onda Limpa), with commercial conditions similar to the loan entered into in August 2004.  These funds were used for the provision of works and services in the Baixada Santista metropolitan region.  The credit agreement expires in 18 years and interest varies from 1.8% to 2.5% per year; and (iv) ¥33,584 million denominated loan in February 2012 for the financing of the Corporate Program for Water Loss Reduction (Programa Corporativo para Redução de Perdas).  The loan matures in February 2037.  Amortizations will be made in semiannual installments after a grace period of seven years, starting in February 2019.  The principal amount accrues interest at rates that vary from 0.01% to 1.7% per year.

Our borrowings from multilateral institutions and with Government Agency, such as the IADB, IBRD and JICA, have in the past been, and in the future are likely to be, guaranteed by the State or the federal government.  We do not pay fees for these guarantees.  Under some of the loan agreements with the IADB, IBRD and JICA; we have granted a guarantee (contra garantia) to the federal government.  For further information on the terms of these loan agreements, see “Item 7.B. Related Party Transactions—Government Guarantees of Financing”.

Our outstanding domestic debt was R$6,439.5 million as of December 31, 2014 and consisted primarily of real‑denominated loans from federal and state‑owned banks, in particular, Caixa Econômica Federal and BNDES, as well as debentures issued in November 2009, June 2010, February 2011, February 2012, November 2012, January 2013, October 2013, December 2013 and December 2014, and financial leasing.

The following summarizes our principal borrowings from federal and State‑owned banks:

•        from 1996 to 2014, we have entered into several financing agreements with Caixa Econômica Federal, pursuant to which amortizations of principal are paid in 60, 120, 180 or 240 months in monthly installments commencing 30 days following the applicable grace period, which varies from 14 to 48 months from the date of signature of the line of credit agreement.  The final maturity is 2038.  The principal amount accrues interest from 5.0% to 9.5%.  The financing agreements are collateralized (i) by collections of daily billings of water supply and sewage services up to the total amount of the debt, or (ii) by a monthly plan of billings corresponding to the minimum of three times the monthly charge, depending on the terms of the relevant financing agreement;

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

•         in March 2010, we entered into a R$294.3 million financing agreement with BNDES.  Amortizations of the principal amount are being made in 156 successive monthly installments, with final maturity in 2025.  The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 1.92% per year.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The financing agreement is collateralized by part of the billings from the provision of water and sewage services;

•        in 2011, we entered into financial leases in the total amount of R$49.6 million with certain contractors for the construction of infrastructure on land we own.  During the construction phase, we recognize an intangible assets and the related liability of the lease at fair value.  Upon the conclusion of the construction, we began paying the rental of the infrastructure (in 240 installments) and the lease was updated accordingly to the contract.  On August 31, 2013, SES Campo Limpo Paulista and Várzea Paulista started operations, and the corresponding amount as of December 31, 2014 was of R$138,602 million;

•         in March 2012, we entered into a R$180.8 million financing agreement with BNDES.  Amortization of the principal amount shall be paid in up to 156 successive monthly installments after the grace period of 36 months, with the final maturity in 2027.  The principal amount accrues interest at the TJLP but it is limited to 6.0% per year plus a yearly 1.72%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This financing agreement is guaranteed partly by the earnings of water and sewage services;

•         in February 2013, we entered into a R$1.3 billion financing agreement with BNDES.  Amortization of the principal amount shall be paid in up to 144 successive monthly installments after the grace period of 36 months, with the final maturity in 2028.  The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.66%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The financing agreement is guaranteed partly by the earnings of water and sewage services;

•         in December 2013, we entered into a R$415.8 million financing agreement with BNDES.  Amortization of the principal amount shall be paid in up to 108 successive monthly installments after the grace period of 36 months, with the final maturity in 2025.  The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.66%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This financing agreement is guaranteed partly by the earnings of water and sewage services; and

•         in June 2014, we entered into a R$61.1 million financing agreement with BNDES.  Amortization of the principal amount shall be paid in up to 108 successive monthly installments after the grace period of 36 months, with the final maturity in 2026.  The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.76%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This financing agreement is guaranteed partly by the earnings of water and sewage services.

Under BNDES program, in the amount of R$826.1 million, we issued three tranches of debentures.  In November 2009, we issued our tenth tranche of debentures in the aggregate principal amount of R$275.4 million.  The debentures are divided in three series:  the first and third series will mature in November 2020 and the second in December 2020.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.53% per year.  This issuance was entirely subscribed by BNDES.  In February 2011, we issued our fourteenth tranche of debentures, the second tranche out of those three, also subscribed exclusively by BNDES.  These debentures are divided in three series:  the first and third series will mature in February 2022 and the second, in March 2022.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.20% per year.  In October 2013, we concluded our eighteenth issuance of debentures, the third tranche out of those three also subscribed exclusively by BNDES.  These debentures are divided in three series:  the first and third series will mature in October 2024 and the second, in November 2024.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 8.26% per year.  In December 2013, BNDES subscribed to the debentures of the first and second series.  In December 2014, BNDES subscribed in part to the debentures of the third series and will subscribe to the other debentures of the third series in 2015 and 2016.  We have used the funds raised from the three issuances for investments primarily in the Corporate Program for Water Loss Reduction and on improvements and reforms of the Rio Grande’s water treatment plant, including other projects for water supply and sewage collection systems in the São Paulo Northern Coast, Paraíba Valley and Mantiqueira Regions.

Additionally, in June 2010, we issued 500,000 debentures to the FGTS, based on the FGTS’s program to finance companies in the sanitation, transport and real estate businesses (our twelfth issuance).  The debentures bear interest based on the TR plus 9.5% per year and will mature in June 2025.  The debentures bear a grace period of four years in respect of payments.  We used the proceeds from the twelfth issuance to fund a portion of our capital expenditure program in the water supply and sewage system.

In August 2011, the joint‑controlled entity Aquapolo issued 326,732 debentures, registered as its first issuance of simple debentures, nonconvertible, in a single series amounting to R$326.7 million.  The debentures will mature in August 2029 and bear interest, paid monthly, at the TR plus 8.75% per year.  The proceeds from the first issuance were used to build the Aquapolo plant and infrastructure designed to treat industrial water from this petrochemical industrial center in Mauá municipality.

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

In November 2012, we carried out our sixteenth debentures issuance of R$500 million, with a maturity date of November 2015 and bearing interest, each quarter with an interest rate of between 0.30% and 0.7% per year plus the CDI rate.  The proceeds of this issuance were used to pay our financial commitments for 2012 and 2013.

In January 2013, we carried out our seventeenth debentures issuance of R$1.0 billion in three series, the first for R$424.7 million with maturity date of January 2018 and with an interest rate of 0.75% per year plus the CDI rate, the second for R$395.2 million with a maturity of January 2020 and with the interest rate of 4.50% per year plus IPCA variation and the third for R$180.1 million with a maturity date of January 2023 and with an interest rate of 4.75% per year plus IPCA variation.  The proceeds of this issuance were used to pay our financial commitments for 2013.

In June 2014, we carried out our nineteenth debentures issuance of R$500 million, with a maturity date of June 2017 and bearing interest, each semester with an interest rate of between 0.80% and 1.08% per year plus the CDI rate.  The proceeds of this issuance were used to pay our financial commitments for 2014 and 2015.

Part of our real‑denominated indebtedness is indexed to take into account the effects of inflation.  This debt provides for inflation‑based increases to the principal amount, determined by reference to the IPCA.

Financial Covenants

We are subject to financial covenants under the agreements evidencing or governing our outstanding indebtedness.

Foreign currency denominated indebtedness

With respect to our indebtedness denominated in U.S. dollars, we are subject to financial covenants, including but not limited to those set forth in the loan agreements entered into with the IADB.  Each of these agreements contains, among other provisions, limitations on our ability to incur debt.  The financial covenants related to loan agreements 713, 896 and 1212 consider that tariffs must:  (a) produce revenues sufficient to cover the system’s operating expenses, including administrative, operating, maintenance, and depreciation expenses; (b) provide a return on the balance sheet value of property, plant, and equipment not less than 7%; and (c) during project execution, the balances of short‑term loans must not exceed 8.5% of total equity.  These agreements have a cross-default clause with IADB.  The financial covenants related to AB Loan agreements (1983AB) consider our ratio of debt service coverage, which must be higher than or equal to 2.35:1.00; and the total adjusted debt over EBITDA, determined on a consolidated basis, which must be lower than or equal to 3.65:1.00.  This agreement has a cross-default clause.  See Note 16 to our financial statements.

The indentures relating to our US$ 140.0 million 7.5% notes due 2016 and US$ 350.0 million 6.25% notes due 2020 prohibit, subject to some exceptions, the incurrence of additional debt in the event that:  (i) the ratio of Adjusted Total Debt to adjusted EBITDA (as defined in the related indentures) is greater than 3.65:1.00:  or (ii) the Debt Service Coverage Ratio (as defined in the related indentures) is less than 2.35:1.00.  This agreement has a cross-default clause, i.e. the early maturity of any debt in connection with our loans or the loans of any of our subsidiaries in a total principal amount of US$25.0 million or more (or the corresponding amount in other currencies) shall imply this agreement’s early maturity.  See Note 16 to our financial statements.

In addition, any significant devaluation of the real will affect the total debt portion denominated in foreign currencies when measure in reais.  As a result, the Adjusted Total or Net Debt in reais will be affected, with consequent impacts in the ratio between Adjusted Total or Net Debt to adjusted EBITDA.

As of December 31, 2014 and 2013, we had met all the requirements set forth by these loans and financing agreements.

Local currency denominated indebtedness

With respect to our outstanding indebtedness denominated in reais, we are subject to financial covenants.

Since 2014, we and BNDES have been discussing the standardization of special obligation clauses related to the maintenance of covenants, in particular the form of calculation, the rules characterizing breach and the establishment of additional guarantees.

 At the end of 2014, we and BNDES formalized our intention to standardize the convenant clauses. On February 27, 2015, we concluded discussions with BNDES and agreed on the renegotiated covenants, effective December 31, 2014 and excluding the EBITDA Margin Index (over net operating income).

The new clauses from the renegotiated covenants were:

I) maintenance of the following ratios, calculated quarterly and relative to amounts accumulated  over the last 12 months at the time of disclosure of reviewed quarterly financial statements or audited annual financial statements:

- adjusted EBITDA/adjusted financial expenses must be equal to or higher than 3.50;

- adjusted net  debt/adjusted  EBITDA must be equal to or lower than 3.0;

- other onerous debt(*)/adjusted  EBITDA must be equal to or lower than 1.0;

(*) “Other Onerous Debts” is equal to the sum of social security liabilities and health care plans, installment payments of tax debt and installment payments of debt with the electricity providers.

II) Noncompliance with one or more covenant clauses defined in item (I) will be characterized as a breach when:

a) With regards to indices defined in (I) and within the limits stipulated in item (III), the targets stipulated in item (I) have not been achieved for at least two quarters, consecutive or not, within a 12-month period; and

b) With regards to indices defined in (I) and beyond the limits stipulated in item (III), the targets stipulated in the chart of item (I) have not been achieved for at least one quarter within a 12-month period.

III) In the case of breach of one or more of the covenants set forth in (II) (a), the monthly amount relative to the portion of rights granted fiduciarily, pursuant to the “Right Fiduciary Assignment” clause, will be automatically increased by 20% and made effective by us within 30 days of releasing our audited and/or reviewed financial statements, according to the following limits:

- adjusted EBITDA/adjusted financial expenses must be lower than 3.50, and equal to or higher than 2.80;

- adjusted net debt/adjusted EBITDA must be equal to or lower than 3.80 and higher than 3.0;

- other onerous debt/adjusted EBITDA must be equal to or lower than 1.30 and higher than 1.0;

Failure to meet one or more indices within the range stipulated above, during the same period or periods successive to that which gave rise to the automatic guarantee, does not create a new obligation to establish an additional covenanted guarantee.

IV) In the case of breach of any of the covenants set forth in item (II) (b) and/or breach of our obligation with regards to an automatic guarantee as stipulated in item (III), BNDES and/or debenture holders will be able to, at their exclusive discretion: may require us to establish additional guarantees within a timeframe defined through written notice; suspend the release of funds; and/or declare the early maturity of the Subscription of Debentures in Private Issuances and Other Agreements.

The agreements also have a cross-default clause.  For example, the early maturity of any of our debts, the financial contracts and/or amounts of which may compromise the obligations stipulated in the indenture shall cause the early maturity of such agreement.

In addition, all of our financing agreements with Caixa Econômica Federal and most of our financing agreements with BNDES are subject to a Performance Improvement Agreement (Acordo de Melhoria de Desempenho).  The Performance Improvement Agreement, dated May 28, 2007, as amended in August 2012, was entered into between us and the federal government, and Caixa Econômica Federal and BNDES as intervening parties.  Pursuant to this agreement, we were required to comply with at least four of eight financial and operating ratios stipulated for the period 2012 to 2016.  If we fail to comply with any of the ratios required by Caixa Econômica Federal and BNDES, either may suspend our credit lines and we will be prevented from entering into any other financing agreements with those entities.  We have the ability, however, to renegotiate the ratios if needed.  On March 14, 2013, the Ministry of Cities revoked Normative Instruction 05 of 2008, which regulated the Agreement on Performance Improvement (Acordo de Melhoria de Desempenho), or API.  According to the Instruction, the APIs executed by March 14, 2013 will remain valid until their respective expiration dates, and it is not necessary to execute or reschedule APIs for new contracts.

Our financing agreement with the federal government and Banco do Brasil and our financing agreements with Caixa Econômica Federal do not contain material financial covenants.  The agreement with Caixa Econômica Federal has a cross-default clause.  See Note 16 to our financial statements.

With respect to our outstanding debentures, the twelfth issuance requires us to maintain an adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by us that is recorded in current liabilities) higher than 1.0:1.0 and an EBITDA/financial expenses ratio equal to or higher than 1.5:1.0.  This issuance has a cross-default clause.  See Note 16 to our financial statements.

The tenth, fourteenth and eighteenth issuances follow the covenants set forth with BNDES, as described above, and contain a cross-default clauses.  See Note 16 to our financial statements.

The fifteenth, sixteenth, seventeenth and nineteenth issuances require us to maintain an EBITDA/paid financial expenses ratio equal to or higher than 1.5:1.0 and an adjusted total debt/EBITDA ratio equal to or lower than 3.65:1.0.  These issuances have a cross-default clause.  See Note 16 to our financial statements.

The table below shows the more restrictive covenants ratios and our financial covenants ratios as of December 31, 2014.

	Restrictive Ratios	Ratio as of December 31, 2014
Adjusted EBITDA / Adjusted financial expenses	Equal to or higher than 2.80:1.00	4.01
Adjusted net debt / Adjusted EBITDA	Equal to or lower than 3.80:1.00	3.17:1.00
Adjusted total debt / Adjusted EBITDA	Equal to or lower than 3.65:1.00	3.64:1.00
Other onerous debt1/ Adjusted EBITDA	Equal to or lower than 1.30:1.00	0.96
Adjusted current ratio	Higher than 1.0	1.33:1.00
EBITDA/Paid financial expenses	Equal to or higher than 2.35:1.00	4.84:1.00

(1)   “Other Onerous Debts” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of December 31, 2014 and 2013, we had met all the requirements set forth by these loans and financing agreements.

Capital Requirements

We have, and expect to continue having, substantial liquidity and capital resource requirements.  These requirements include debt‑service obligations, capital expenditures to maintain, improve and expand our water and sewage systems, and dividend payments and other distributions to our shareholders, including the State.

Capital Expenditures

Historically, we have funded and plan to continue funding our capital expenditures with funds generated by operations and with long‑term financing from international and national multilateral agencies and development banks.  We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year.  In 2014, we recorded R$3.2 billion to improve and expand our water and sewage system and to protect our water source in order to meet the growing demand for water and sewage services in the state of São Paulo.  We have budgeted investments in the amount of approximately R$13.5 billion from 2015 through 2019.  See “Item 4.A. History and Development of the Company – Capital Expenditure Program”.

Dividend Distributions

We are required by our bylaws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to or higher than 25% of the amounts available for distribution.  We declared dividends of R$252.3 million, R$537.5 million and R$534.3 million in 2014, 2013 and 2012, respectively.  See “Item 7.B. Related Party Transactions – Dividends”.

C.      Research and Development, Patents and Licenses, Etc.

Our policy is to invest continually in the modernization of equipment and identify and evaluation the technology needed to improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability.  In 2014, 2013 and 2012, we invested R$10.7 million, R$6.4 million and R$6.3 million, respectively, in research and development.

With respect to our partnership with FAPESP to develop and support research projects involving researchers from graduate schools, the State of São Paulo and our employees, the projects are equally funded by us and FAPESP.  Under this partnership, 12 projects have been approved and 9 of them are currently underway.  They are related to:  (i) the development of technology related to the use of membrane filtration in water and sewage treatment, (ii) alternatives for the treatment, use and disposal of sludge from water and sewage treatment plants, (iii) new technologies for the implementation, operation and maintenance of water distribution and sewage collection systems, (iv) new technologies for improvements in unitary operations processes, (v) monitoring water quality; (vi) energy efficiency and (vii) the sanitary economy.

The nine projects currently underway are in the final phase and have led to several patents and software registrations, including:

•        “Use of Autonomous Microlaboratories to Monitor Phosphorus in Real Time” – This project consists of the development of a microlaboratory to detect phosphorus in bodies of water using a more efficient method than traditional processes;

•        “Intensive Monitoring of São Paulo Metropolitan Region Reservoirs, with emphasis on cyanobacteria and its correlation with physical and chemical parameters:  the  Billings case” – One of the results of this project was the development of a forecasting model to determine the concentration of cyanobacteria in water springs;

•        “Specialized System for the Detection and Diagnosis of Leaks in Urban Water Lines” – This project represents the first phase of the development of a water loss detection system with less dependence on manual detection by the site operators.  The acoustic signals derived from the leak are recorded on a portable GPS device that generates a data bank to be posteriorly correlated and analyzed; and

•        “Development and Application of a Continuous Monitoring System of Flocs for Flocculation/Coagulation and Filtration Optimization” – This project resulted in the construction of a prototype for online detection of the water flocculation index, optimizing the quantity of chemicals used in a treatment station.

Some of the research institutions with whom we have partnered on the abovementioned projects are the University of São Paulo (Universidade de São Paulo - USP), the Aeronautic Technical Institute (Instituto Tecnológico de Aeronáutica - ITA), São Paulo State University (Universidade Estadual Paulista – UNESP), Federal University of São Paulo – UNIFESP, and the National Institute of Spacial Research (Instituto Nacional de Pesquisas Espaciais – INPE).

In May 2013, we launched a second phase of our agreement with FAPESP.  In this second phase, the seven lines of research were defined in greater detail in order to precisely contemplate our needs.  In this phase, 37 proposals were submitted, and 10 proposals were approved according to the technical-scientific criteria and are currently underway as follows:

•         Development of a National Correlated Signal Optimized for Locating and Detecting Leaks in Underground Sabesp Water Pipes - UNESP;

•        Development of an Aerobic Granular Sludge for Simultaneous Removal of Organic Matter, Nitrogen and Phosphorous from Sanitary Sewage – USP;

•         Composting of Sewage Sludge:  Evaluation of the Process, Generated Product and its Costs;

•         Diagnosis, Management and New Treatment Alterrnatives – USP;

•        Water Demand Forecasting by Artificial Neutral Networks, Numerical Weather Prediction and Spatial-temporal Monitoring in Ultra-high Resolution in the São Paulo Metropolitan Region – USP;

•         Monitoring System of Algae Growth by Remote Sensing – INPE;

•        Saxitoxins in Water Supply:  Production of Analytical Standards, Development of Analytical Methodologies and the Study of Degradation – USP;

•         Feasibility of Used Water Treatment Sludge as Landfill Cover Material and Soil Compaction on Landfull Construction - USP;

•         Online Analysis of Water Quality – USP; and

•        Systems of Classification by Membranes for the Public Supply:  Hiring Projects Mechanisms and Treatment of Contaminated Underground Water – USP.

We have been seeking financing for the project “Sabesp – Technological Innovations for the Sanitation Sector” from the Brazilian Agency for Innovation – FINEP.  The program “FINEP Innovates Brazil” aims at supporting Brazilian companies’ plans for strategic investment in innovation.  These plans must detail a company’s targets and goals for the period during which they will receive financing, pursuant to the Federal Government’s “Greater Brazil Plan – PBM”.  Our project is valued at approximately R$60 million.  This project consists of four parts as follows:  (i) production system for reused water in urban and industrial uses; (ii) biofiltration units for odor control; (iii) sludge dryer based on solar radiation for sewage treatment stations  in the city of Franca, Franca Sewage Treatment Station; and (iv) plasma gasification system for solid waste from sewage treatment plants.

We also entered into an agreement with the Fraunhofer Institute in Germany in 2011 in order to obtain biomethane from the sewage treatment process to be used as fuel for cars  The objective was to mobilize a fleet of 49 cars using biomethane instead of gasoline.  However, this project has been delayed due to a judicial dispute between the supplier of the equipment and the Fraunhofer Institute which has temporarily impeded the importation of equipment donated to the Fraunhofer Institute.

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

•         Brazilian economic conditions;

•         the effects of extreme weather events;

•         the effects of any continuous international financial turmoil that may affect liquidity in the Brazilian capital and lending markets;

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

•        the impact on our business of the water consumption reduction incentive program and other measures we took in 2014 and are taking in 2015 as well as any other measures we may need to take until the water levels of our reservoirs are normalized and sufficient to continuously serve the customers in the São Paulo metropolitan region;

•         the impact on our business of lower water consumption practices adopted by our customers during the current water crisis, which may remain in place even after the water levels of our reservoirs normalize;

•        decisions by DAEE and ANA limiting the volume of water that may be extracted from the Cantareira System, the main water system we use to serve the São Paulo metropolitan region, and the measures that we may be required to take to ensure the provision of water to our customers; and

•         the formalization of agreements with certain of the municipalities we serve.

Some of these factors are described in more detail under “5.A. Operating and Financial Review and Prospects”.

In addition, you should read “3.D. Risk Factors” for a discussion of the risks we face in our business operations, which could affect our business, results of operations or financial condition.

E.      Off‑Balance Sheet Arrangements

We had no off‑balance sheet arrangements as of December 31, 2014.

F.       Tabular Disclosure of Contractual Obligations

Our debt obligations and other contractual obligations as of December 31, 2014 were as follows:

	Less than 1 year	1‑3 years	3‑5 years	More than 5 years	Total
	(in millions of reais)
Loans and financing	1,207.1	2,398.9	1,950.6	5,229.2	10,785.8
Estimated interest payments(1)	478.0	1,030.1	759.2	1,581.0	3,848.3
Alto Tietê PPP	99.5	199.1	199.1	423.0	920.7
Accounts payable to suppliers and contractors	323.5	-	-	-	323.5
Services payable	319.0	-	-	-	319.0
Program contract commitments	199.6	4.1	1.4	16.5	221.6
Purchase obligations(2)	3,070.3	2,356.3	149.2	5,972.8	11,548.6
Total	5,697.0	5,988.5	3,059.5	13,222.5	27,967.5

(1)   Estimated interest payments on loans and financing were determined considering the interest rates as of December 31, 2014.  However, our loans and financing are subject to variable interest indexation and foreign exchange fluctuations, and these estimated interest payments may differ significantly from payments actually made.  The debt agreements have cross-default clauses.

(2)   The purchase obligations are the contractual obligations of investments and expenses and consider the estimated inflation adjustments for each year.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders.  Our borrowings are not affected by seasonality.  For information concerning the interest rates on our indebtedness outstanding as of December 31, 2014, see Note 16 to our financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013, 2012 included elsewhere in this annual report.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

Under our bylaws and Brazilian Corporate Law, we are managed by our board of directors (Conselho de Administração), which currently consists of ten directors, and a board of executive officers (Diretoria), which currently consists of six executive officers.

As our controlling shareholder, the State has the ability to elect the majority of our board of directors and, therefore, our direction and future operations.  Upon the election of a new State governor and any resulting change in the administration of the State, all or some of the members of our board of directors, including our chairman, have historically been replaced by designees of the new administration.  Our board of directors may in turn replace some or all of the executive officers.  See “Item 3.D. Risk Factors—Risks Relating to Our Control by the State of São Paulo—We are controlled by the State of São Paulo, whose interests may differ from the interests of non-controlling shareholders, including holders of ADSs”.

Board of Directors

Our bylaws provide for a minimum of five and a maximum of 15 directors.  The members of our board of directors are elected at a general shareholders’ meeting to serve a renewable two‑year term.  Pursuant to our bylaws, our employees have the option to elect one member of our board of directors.  Currently, our employees have not elected a director.  In addition, pursuant to Law No. 6,404/1976 of December 15, 1976, as amended (“Brazilian Corporate Law”), at least one member of the board of directors of mixed capital companies, such as us, must be appointed by the minority shareholders.  Finally, according to the Novo Mercado rules, at least 20.0% of the board of directors must be comprised of independent members.

Seven of the current members of our board of directors, Claudia Polto da Cunha, Alberto Goldman, Walter Tesch, Jerônimo Antunes, Reinaldo Guerreiro, Francisco Vídal Luna and Luis Eduardo de Assis were elected at the annual shareholders’ meeting held on April 30, 2014.  Sidnei Franco da Rocha was elected at the extraordinary shareholders’ meeting held on October 13, 2014, Benedito Pinto Ferreira Braga Junior was elected at the extraordinary shareholders’ meeting held on January 29, 2015 and Jerson Kelman was elected at the extraordinary shareholders’ meeting held on February 13, 2015.  The tenure of all the directors will end upon the election of members for the new term at the annual shareholders’ meeting to be held at the end of April 2016.  Currently, we have four members considered independent under the Novo Mercado rules.

Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  Its responsibilities include the establishment of policy and general orientation of our business, and the appointment and supervision of our executive officers.

The following are the names, ages, positions, dates of election and brief biographical descriptions of the current members of our board of directors:

Director	Age	Position	Date Elected
Benedito Pinto Ferreira Braga Junior	67	Chairman	January 29, 2015
Alberto Goldman	77	Member	April 30, 2014
Jerson Kelman	67	Member	February 13, 2015
Claudia Polto da Cunha	47	Member	April 30, 2014
Sidnei Franco da Rocha	71	Member	October 13, 2014
Walter Tesch	71	Member	April 30, 2014
Jerônimo Antunes	59	Independent Member*	April 30, 2014
Reinaldo Guerreiro	62	Independent Member *	April 30, 2014
Francisco Vidal Luna	68	Independent Member *	April 30, 2014
Luis Eduardo de Assis	58	Independent Member *	April 30, 2014

*      These members comply with the independence requirements established by the Novo Mercado rules.

Benedito Pinto Ferreira Braga Junior.  Mr. Braga has been our chairman since January 2015.  He has also been the State Secretary of Sanitation and Water Resources since January 2015.  He holds a degree in Civil Engineering from the São Carlos School of Engineering at the University of São Paulo (Universidade de São Paulo - USP), with a Master’s degree in Hydrology from Stanford University, and in Hydraulics from the Polytechnical School at USP and also a Ph.D in Hydrological Resources from Stanford University.  He is a professor of Civil and Environmental Engineering at the Polytechnical School at USP and conducts technical and scientific studies in the field of water resource planning and management, with an emphasis on conflict resolution with multiple goals.  He is also president of the World Water Council (WWC), responsible for the World Water Forums at The Hague, Kyoto, Mexico and Istanbul, and he is President of the International Forum Committee.  Mr. Braga was President of the Intergovernmental Council of UNESCO International Hydrological Program from 2009 to 2010, President of the International Water Resources Association (IWRA) from 1998 to 2000 and a member of the board of the directors of the Brazilian National Water Agency (ANA) from its inception in 1999 to 2009.

Alberto Goldman.  Mr. Goldman has been a member of our board of directors since April 2011.  Mr. Goldman holds a degree in Civil Engineering from the Polytechnical School at the University of São Paulo (Universidade de São Paulo - USP).  Mr. Goldman was Vice Governor of São Paulo from January 2007 to March 2010 and Governor of São Paulo from April 2010 to December 2010.  He was a member of our board of directors from April 2009 to March 2010.  He was also the State Secretary of Development (currently, the Development, Science and Technology State Department) from January 2007 to February 2009 and the State Deputy for two terms and Federal Deputy for six terms.  Mr. Goldman was the president of the Budget Mixed Committee in 2000 and rapporteur of the General Telecommunications Law.  He was the Special Secretary of State of the Program Coordination in 1987 and of the Administration Coordination between 1988 and 1990.  Mr. Goldman was the Minister of Transportation from 1992 to 1994.

Jerson Kelman.  Mr. Kelman has been a member of our board of directors since February 2015 and our CEO since January 2015.  He holds a degree in Civil Engineering with a specialization in Hydraulics from the School of Engineering at the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro - UFRJ), a Master’s degree in Civil Engineering from the Alberto Luiz Coimbra Institute of Graduate Studies and Research in Engineering at UFRJ and holds a Ph.D in Hydrology and Water Resources from Colorado State University.  Mr. Kelman has also worked as a Water Resources Professor at COPPE-UFRJ since 1974 and served as President of the Brazilian National Water Agency, General Director of the Brazilian National Energy Agency, CEO of The Light Group between 2010 and 2012, Intervener at Enersul, and a member of the Brazilian National Council for Energy Policy and Environment and Water Resources, as well as various boards, both in Brazil and abroad.

Claudia Polto da Cunha.  Ms. Cunha has been a member of our board of directors since April 2013.  She holds a degree in Law and a Master’s degree in Public Law from the Law School at the University of São Paulo (Universidade de São Paulo - USP).  She has been a State Attorney for the State of São Paulo since 2001, acting as the Corporate Matters Officer for the Paulista Partnership Company (Companhia Paulista de Parcerias) and the Executive Secretary at the State Council for Capital Protection (Conselho de Defesa dos Capitais do Estado), since 2006.  Ms. Cunha is a member of the board of directors at the Metropolitan Company for Urban Transport (Empresa Metropolitana de Transportes Urbanos).  She was a member of the fiscal committee at the Company for Urban and Housing Development (Companhia de Desenvolvimento Habitacional e Urbano), a member of the board of directors at the São Paulo Metropolitan Company (Companhia do Metropolitano de São Paulo), a member of the fiscal committee at Rede Ferroviária Federal, as well as a member of the board of trustees at the Foundation for Consumor Protection (Fundação de Proteção e Defesa do Consumidor).

Sidnei Franco da Rocha.  Mr. Rocha has been a member of our board of directors since October 2014.  He holds a degree in Law from Franca School of Law and is a graduate of Faculdade Francana with a degree in Philosophy, Sciences and Letters.  He worked as a reporter and was Press Secretary in Franca City Hall, the Councilor’s Office and the Mayor’s Office for three terms.  He also was President of São Paulo Aviation S.A. (Viação Aérea São Paulo S/A - VASP) and General Director of Rádio Hertz, where he is currently the President-Director.

Walter Tesch.  Mr. Tesch has been a member of our board of directors since April 2011.  He holds a degree in Sociology from the University of Uruguay and a Master’s degree in Social Sciences from the Pontifical Catholic University of Peru.  He was Coordinator of CRHi (Water Resources Coordination) for the State of São Paulo from January 2011 to January 2015.  Mr. Tesch has worked in Peru, Venezuela and several Latin American countries.  Between 2005 and 2009, Mr. Tesch was the Head of the Administrative District of Parelheiros, which is equivalent to a quarter of the size of the São Paulo municipality and a water source region in the city of São Paulo.  He was the Deputy Executive Secretary from 2009 to 2010 of the Water Defense Operation (Defesa das Águas), an agreement between the São Paulo municipal and state governments.  Mr. Tesch has also authored articles and books on cooperativism and water sources.

Jerônimo Antunes.  Mr. Antunes has been a member of our board of directors and Coordinator of the Audit Committee since April 2008.  He holds a Bachelor’s degree in Business Administration and Accounting and both a Masters’ degrees and a doctorate in Controllership and Accounting from the Business, Economics and Accounting School at the University of São Paulo (Universidade de São Paulo - USP).  He has been a certified independent accountant and consultant in accountability and corporate finance since 1977.  He has been a professor of several MBA courses at USP since 1999, at the Foundation Institute of Accounting, Actuary and Financial Research (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FIPECAFI) since 2000 and at the Foundation Institute of Administration (Fundação Instituto de Administração - FIA) since 2006, among other institutions.  Mr. Antunes has acted as an independent auditor since 1977, an expert and specialist in accounting examinations since 2005, and President of the Audit Committee of Develop São Paulo (Desenvolve SP) since May 2013.  He is a member of IBGC and was an executive officer of the Insitute of Accounting, Actuary and Financial Research (Instituto de Pesquisas Contábeis, Atuariais e Financeiras - IPECAFI), the Brazilian Institute of Independent Auditors (Instituto Brasileiro de Auditores Independentes – IBRACON) and the National Association of Executives in Finance, Administration and Accounting (Associação Nacional de Executivos de Finanças, Administração e Contabilidade – ANEFAC).

Reinaldo Guerreiro.  Mr. Guerreiro has been a member of our board of directors since January 2007.  He holds a doctorate in Accounting and Controllership, a Master’s degree in Accounting and Controllership and a Bachelor’s degree in Accounting Sciences, all of them from the Business, Economics and Accounting School at the University of São Paulo (Universidade de São Paulo - USP).  Currently, he is a professor and Deputy Head of the Accounting Department at the Business, Economics and Accounting School at USP.  He is a researcher at the National Council for Scientific Development (Conselho Nacional de Desenvolvimento Científico – CNPQ), has authored books in management accounting and has published various scientific articles in domestic and international magazines.  He is a specialized consultant in financial management.  Mr. Guerreiro has worked on various projects in the areas of financial management, costs, budget and IT in a variety of companies, such as Banco do Brasil, Caixa Econômica Federal, Previ and for the São Paulo Government - GESP.

Francisco Vidal Luna.  Mr. Luna has been a member of our board of directors since April 2013.  He has a doctorate in Economics from the Business, Economics and Accounting School at the University of São Paulo (Universidade de São Paulo - USP) and is a retired professor of the same university.  In the public sector, he has served as the Secretary of Planning for the state and city of São Paulo.  He has also worked at the Treasury Department for the State of São Paulo and the Federal Planning Bureau, among other roles.  Within the private sector, Mr. Luna was Chairman and President of Banco Inter American Express S.A.  At the governmental level, he served as a member of the advisory board of the Superintendency for the Development of the Northeast (Superentendência de Desenvolvimento do Nordeste – Sudene), a member of the board of directors of BNDES; superintendent of the Planning Institute of the Federal Planning Bureau, Special Secretary for Economic Affairs of the Federal Planning Bureau.  At the state level, Mr. Luna has also been the Chairman of the Advisory Board for the division of Economic Affairs of the Secretariat of Finance of the State of São Paulo and Executive Secretary of the Board of Financial Coordination of São Paulo.  Currently, Mr. Luna is a member of the board of directors and the audit committee of Develop São Paulo (Desenvolve SP), a member of the board of directors and the audit committee of Gafisa S.A., a member of the board of directors of Tenda S.A., Chairman of the board of directors of IDBRASIL and the Afro-Brazilian Museum, a member of the board of trustees of the Father Anchieta Foundation (Fundação Padre Anchieta) and an advisory board member of the Foundation of Medical Faculty (Fundação Faculdade de Medicina – FFM).

Luis Eduardo de Assis.  Mr. Assis has been an independent member of our Board of Directors since April 2014.  He holds a degree in Economics from the University of São Paulo (Universidade de São Paulo - USP), a Master's degree from the State University of Campinas (Universidade Estadual de Campinas – UNICAMP) and an MBA from Scuola Superiore Enrico Mattei in Milan, Italy.  He was director of Monetary Policy of the Central Bank of Brazil and a professor in the Department of Economics at the Pontificial University of São Paulo (Pontifícia Universidade Católica de São Paulo - PUC-SP) and at the Getulio Vargas Foundation (Fundação Getulio Vargas - FGV-SP).  He has developed his long career in the financial market, having held the positions of Chief Economist and Investment Director at Citibank, Chief Executive Officer at HSBC Investment Bank Brasil, Chief Operating Officer at HSBC Bank Brasil, Senior Strategic Planning Executive at the HSBC Group in London and Local Director for Latin America at HSBC.  Currently, he serves as the President of Fator Seguradora and writes an opinion column for the newspaper O Estado de São Paulo.

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

The following are the names, ages, positions, dates of election and brief biographical descriptions of our board of executive officers:

Executive Officer	Age	Position	Date Elected
Jerson Kelman	67	Chief Executive Officer	January 9, 2015
Manuelito Pereira Magalhães Junior	47	Corporate Management Officer	June 14, 2013
Rui de Britto Álvares Affonso	57	Chief Financial Officer and Investor Relations Officer	June 14, 2013
Paulo Massato Yoshimoto	62	Metropolitan Region Officer	June 14, 2013
Luiz Paulo de Almeida Neto	58	Regional Systems Officer	June 14, 2013
Edson José Pinzan	60	Technology, Enterprises and Environment Officer	August 1, 2014

Jerson Kelman.  See above “—Board of Directors”.

Manuelito Pereira Magalhães Júnior.  Mr. Magalhães has been our Corporate Management Officer since February 2011.  He holds a degree in Economic Sciences from the State University of Campinas (Universidade Estadual de Campinas – UNICAMP).  Mr. Magalhães was a member of our board of directors from January 2007 to February 2011.  He was a parliamentary advisor in the Federal Senate.  From 2009 to 2011 he was the Chief Executive Officer of Empresa Paulista de Planejamento Metropolitano – EMPLASA.  From 2006 to 2009 he was the Secretary of Planning of the Municipality of São Paulo and from 2005 to 2006 he was the Deputy Secretary of the Planning Secretariat.  From 2003 and 2004 he was Ombudsman of the National Supplementary Health Agency.  From 1998 to 2002, he was the special advisor of the Ministry of Health.

Rui de Britto Álvares Affonso.  Mr. Affonso has been our Chief Financial Officer and Investor Relations Officer since July 2003.  Mr. Affonso holds a doctorate and a Master’s degree in Economics from the State University of Campinas (Universidade Estadual de Campinas – UNICAMP), and a degree in Economics from the University of São Paulo (Universidade de São Paulo - USP).  He has been a professor at UNICAMP since 1986, a professor at the Business, Economics and Accounting School of USP from 1983 to 1989, and a Director of Public Economy at the Foundation of Administrative Development (Fundação do Desenvolvimento Administrativo) from 1994 to 2003.  He also represented Brazil on the board of the Forum of Federations, a non‑governmental entity located in Canada, from 2000 to 2006.  Mr. Affonso has also held several positions in state government.

Paulo Massato Yoshimoto.  Mr. Yoshimoto has been our Metropolitan Region Officer since February 2004.  He holds a degree in Civil Engineering from the Lins School of Engineering (Escola de Engenharia de Lins).  Mr. Yoshimoto joined us in 1983, and has held the positions of executive assistant to the operations office and head of the water production and maintenance and metropolitan planning departments.  Mr. Yoshimoto has also held the position of senior planning professional at Empresa Metropolitana de Planejamento from 1975 to 1983.

Luiz Paulo de Almeida Neto.  Mr. Almeida Neto has been our Regional Systems officer since January 2011.  He holds a degree in Civil Engineering from the Polytechnical School at the University of São Paulo (Universidade de São Paulo - USP), a degree in Business Administration from the Votuporanga Educational Foundation (Fundação Educacional Votuporanga/SP) and a post‑graduate degree in Sanitary Engineering from the School of Public Health at USP.  Mr. Almeida joined us in 1979 and has worked with us as head of the Baixo Tietê Business Unit responsible for the management of areas located in the hydrographic basins of Baixo Tietê, Tietê‑Batalha, São José dos Dourados and Turvo Grande.  Mr. Almeida Neto has authored several articles.

Edson José Pinzan.  Mr. Pinzan has been our Technology, Enterprises and Environment Officer since August 2014.  He holds a degree in Social Science from São Paulo State University and a Master’s degree in Geography from the University of São Paulo (Universidade de São Paulo - USP).  He served as our Assistant Executive Director from 1989 to 1995 and from 2013 to 2014.  He was also Chief Secretary of Cabinet, Head of the Department of Integration and Private and Public Partnerships for the City Council of Santos, Head of Cabinet for the President of City Council, Commercial Director of São Paulo Aviation S.A. (Viação Aérea São Paulo S/A - VASP) and Ombudsman of the Paula Souza Center (Centro da Paula Souza).  Mr. Pinzan worked as a professor at the National Service of Commercial Apprenticeship (Serviço Nacional de Aprendizagem Comercial – SENAC), University Center of the United Metropolitan Colleges (Centro Universitário das Faculdades Metropolitanas Unida – FMU) and the Methodist University of São Paulo (Metodista) from 2001 to 2005.

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

In 2014, 2013 and 2012, the aggregate compensation, including benefits in kind granted that we paid to members of our board of directors, board of executive officers and fiscal committee for services in all capacities were R$4.3 million, R$4.2 million and R$4.1 million, respectively.

The tables below sets forth the breakdown of the total compensation received by our directors and members of our board of executive officers and fiscal committee and other data related to their compensation for the periods indicated:

	Year ended December 31,
	2014	2013	2012
	(in thousands of R$, except where indicated otherwise)
Total compensation per administrative body
Board of directors	1,051	1,026	1,004
Board of executive officers	2,899	2,929	2,878
Fiscal committee	303	258	226
Total amount of compensation	4,253	4,213	4,108
Number of members (in individuals)
Board of directors	9	9	10
Board of executive officers	6	6	6
Fiscal committee	5	5	4
Fixed annual compensation
Salary
Board of directors	802	788	804
Board of executive officers	1,654	1,673	1,553
Fiscal committee	232	198	179
Direct and indirect benefits
Board of directors	250	239	200
Board of executive officers	741	690	653
Fiscal committee	71	60	47
Variable compensation
Bonus
Board of directors	-	-	-
Board of executive officers	504	566	672
Fiscal committee	-	-	-
Maximum amount of compensation
Board of directors	157	157	148
Board of executive officers	552	530	516
Fiscal committee	64	64	56
Minimum amount of compensation
Board of directors	96	96	50
Board of executive officers	481	471	335
Fiscal committee	64	17	56
Average amount of compensation
Board of directors	117	111	100
Board of executive officers	483	469	480
Fiscal committee	61	57	56

Profit Sharing and Pension Plans

We have established a pension and benefit fund (Fundação SABESP de Seguridade Social), or SABESPREV, to provide our employees with retirement and pension benefits.  This pension plan provides benefit payments to former employees and their families.  Both we and our employees make contributions to the pension plan under SABESPREV, which we called as plan G1. Our total contributions to the pension plan totaled R$23.0 million, R$18.4 million and R$7.4 million in 2014, 2013 and 2012, respectively.  In addition to the pension plan under SABESPREV, we are also required to pay supplemental pension payments relating to the employment contract of certain employees prior to the creation of SABESPREV, which we called as plan G0. Based on independent actuarial reports, as of December 31, 2014, our obligation under these both plans (G0 and G1) totaled R$2,729.6 million.  For further information on our pension plans see Note 20 to our financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 included elsewhere in this annual report.

Beginning in 2008, payments under the profit‑sharing plan were based both on general goals that evaluate us as a whole and on other goals that evaluate the performance our different business units.  Payments are proportionally reduced annually if the goals are not completely achieved.

We recorded profit‑sharing expenses of R$72.9 million, R$68.5 million and R$60.5 million in 2014, 2013, and 2012, respectively.  We do not have a stock‑option plan for our employees.

B.      Board Practices

The members of our board of directors are elected at an annual shareholders’ meeting to serve a renewable two‑year term.  Our next annual shareholders’ meeting will be held on April 30, 2015.  Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  See “Item 6.A. Directors and Senior Management—Board of Directors”.

Our board of executive officers is composed of six executive officers appointed by our board of directors for a renewable two‑year term.  Although our bylaws provide that the meetings of our board of executive officers shall be held twice a month, meetings are held on a weekly basis.  See “Item 6.A. Directors and Senior Management—Board of Executive Officers”.

None of our directors and/or executive officers is a party to an employment contract providing for benefits upon termination of employment.  Those directors and officers who are also our employees will remain as our employees after their tenure as directors and/or officers, in this case, maintaining all benefits granted to our employees.

Fiscal Committee (Conselho Fiscal)

Our fiscal committee, which is established on a permanent basis, consists of a minimum of three and a maximum of five members and generally meets once a month.  Our fiscal committee currently consists of five members and five alternates.  Furthermore, each member has its respective alternate.  The current members of our fiscal committee were elected in the shareholders’ meeting held on April 30, 2014.  Their tenure will end on April 30, 2015.  The primary responsibility of the fiscal committee, which is independent from management and from the external auditors appointed by our board of directors, is to review our financial statements and report on them to our shareholders.

The following are the names, ages, position, date of election and brief biographical descriptions of the current and alternate members of our fiscal committee:

Fiscal Committee Members	Age	Position	Date Elected
José Antonio Xavier	54	Member	April 30, 2014
Humberto Macedo Puccinelli	57	Member	April 30, 2014
Horácio José Ferragino	64	Member	April 30, 2014
Rui Brasil Assis	60	Member	April 30, 2014
Alexandre Luíz Oliveira de Toledo	55	Member	April 30, 2014
Tomás Bruginski de Paula	54	Alternate	April 30, 2014
José Rubens Gozzo Pereira	67	Alternate	April 30, 2014
Enio Marrano Lopes	53	Alternate	April 30, 2014
Marcio Rea	50	Alternate	April 30, 2014
Antonio Claudio Zeituni	44	Alternate	April 30, 2014

José Antonio Xavier.  Mr. Xavier has been a member of our fiscal committee since April 2011.  He holds a degree in Economics and a post‑graduate degree in Governmental Controllership from the Pontificial University of São Paulo (Pontifícia Universidade Católica de São Paulo - PUC-SP).  Mr. Xavier was an auditor of the State Treasury from 1993 to 1998 and has been the Technical Director of the State Treasury since 1998.  He was a member of the fiscal committee at BANESCARD, Energy Company of São Paulo (Companhia Energética de São Paulo –CESP) and CDHU.

Humberto Macedo Puccinelli.  Mr. Puccinelli has been a member of our fiscal committee since April 2011.  Mr. Puccinelli holds a degree in Economics from the Pontificial University of São Paulo (Pontifícia Universidade Católica de São Paulo - PUC-SP).  He worked at the Department of Planning from 1985 to 1995, at the Health State Department as Assistant Secretary from 1995 to 1996, at the State Treasury from 1996 to 2002, and at the Planning Department as Assistant Secretary in 2003.  Since January 2004 he has been the Technical Assistant of the State Treasury.

Horácio José Ferragino.  Mr. Ferragino has been a member of our fiscal committee since April 2012.  He holds a degree in Accounting from the Santo Antonio Integrated Colleges (Faculdades Integradas Santo Antônio – FISA‑SP).  He worked in the public sector for the State Fund for School Buildings (FECE – Fundo Estadual de Construções Escolares) from 1970 to 1976, for the School Building Company (CONESP – Cia de Construções Escolares) from 1976 to 1988, for the Educational Development Foundation (FDE – Fundação para o Desenvolvimento da Educação) from 1988 to 1995 and the Civil House and Secretary of Public Management (Casa Civil e Secretaria de Gestão Pública) from 1995 to 2012, where he coordinated projects involving public purchase policies, and for the Secretariat of Regional Planning and Development as Counsel for Government Innovation from 2012 to 2015.  He currently works for the Secretariat of the Government (Secretaria de Governo) in the Steering Committee for Reduction and Optimization of Expenses in the Public Sector and teaches several courses in the area of public purchases. Mr. Ferragino has been a member of the Fiscal Committee for the Official Press of the State of Sao Paulo.

Rui Brasil Assis. Mr. Assis has been a member of our fiscal committee since April 2014.  He holds a degree in Civil Engineering from Escola de Engenharia de Lins.  In the public sector, he worked for Lins City Hall from 1980 to 1983, the Water and Electricity Department from 1983 to 1999, the Water Resources, Sanitation and Construction Secretariat from 1999 to 2003, the Energy, Water Resources and Sanitation Secretariat from 2003 to 2007, the Energy Secretariat from 2007 to 2010 and the Sanitation and Water Resources Secretariat since 2011.  Mr. Assis was a member of the deliberative council of the Foundation Agency of Alto Tietê Water Basis (Fundação Agência de Bacia Hidrográfica do Alto Tietê) from 2006 to 2014, the fiscal committee of EMAE from 2007 to 2011, board of directors of the Association for Water Management of the Paraíba do Sul River Basin (AGEVAP) from 2003 to 2006 and the board of directors of the Companhia Ambiental do Estado de São Paulo (CETESB) from 1999 to 2007.

Alexandre Luíz Oliveira de Toledo.  Mr. Toledo has been a member of our fiscal committee since April 2014. He holds a degree in Law from the University of São Paulo (Universidade de São Paulo - USP).  He has 20 years of professional experience in financial institutions, especially in the area of capital markets, acting in defense of minority shareholders.  He has been a member of the  fiscal committee and board of directors in various companies, including CELG, COPEL, CST, CERJ, Sabesp, Usiminas, Ripasa, Plascar, UOL, etc.

Tomás Bruginski de Paula.  Mr. de Paula has been an alternate member of our fiscal committee since April 2006.  He holds a Master’s degree in Economics from the State University of Campinas (Universidade Estadual de Campinas – UNICAMP).  He has been a professor at the Economics Department of Pontifícia Universidade Católica – PUC since 1986.  He has been an executive officer at the São Paulo Company for Partnerships (Companhia Paulista de Parcerias) since 2004 and the São Paulo Securities Company (Companhia Paulista de Securitização) since 2009.  Mr. de Paula has worked as a consultant for several entities, including the Economic Committee for Latin America (CEPAL), the United Nations Development Program (PNUD), the Brazilian Institute of Municipal Administration (IBAM), the Brazilian School of Public and Business Administration at the Getulio Vargas Foundation (EBAPE/FGV), the State System Data Analysis Foundation (SEADE), and the Brazilian Electricity Agency in the infrastructure and public policy financing areas.  He is also a member of the fiscal committee of Develop São Paulo (DesenvolveSP) and a member of the board of directors of the São Paulo State Highway Company (Desenvolvimento Rodoviária S.A. - DERSA).  Mr. de Paula was also a member of the fiscal committee of the São Paulo Company of Electric Power Transmission (Companhia de Transmissão de Energia Elétrica Paulista – CTEEP).

José Rubens Gozzo Pereira.  Mr. Pereira has been an alternate member of our fiscal committee since April 2010.  He holds a degree in Economics from Mackenzie University and a graduate degree from the Getulio Vargas Foundation and attended international studies extension programs at the Universities of London and Paris.  He has been responsible for the Funding Department of the Finance Secretariat since 1989.  Mr. Pereira held positions in the public sector in the DAEE, where he was responsible for the Budget and Financing Department.  He was an executive officer at Traffic Engineering Company of São Paulo (Companhia de Engenharia de Tráfego – CET) and in the International Cooperation Department at the Energy Company of São Paulo (Companhia Energética de São Paulo –CESP).

Enio Marrano Lopes.  Mr. Lopes has been an alternate member of our fiscal committee since April 2014.  He holds a degree in Business Administration from Faculdades Oswaldo Cruz.  Currently, Mr. Lopes is Budget Assistant Coordinator for the Secretariat of Planning and Management (Secretaria de Planejamento e Gestão)of the State of São Paulo and a member of the Fiscal Committee of the CDHU.  He also served in various positions for the Secretariat of Planning and Management of the State of São Paulo and was a member of the Fiscal Committe of the São Paulo State Highway Company (Desenvolvimento Rodoviária S.A. - DERSA), the Metropolitan Train Authority of São Paulo (CPTM) and the Energy Company of São Paulo (Companhia Energética de São Paulo –CESP).

Marcio Rea.  Mr. Rea has been an alternate member of our fiscal committee since April 2014.  He holds a degree in business administration.  He is currently an administrative officer of the Energy Company of São Paulo (Companhia Energética de São Paulo –CESP).  He was Adviser to the Secretary of Sanitation and Water Resources from 2014 to 2015) and Manager of the CESP presidency’s Executive Coordination from 2011 to 2014.  Mr. Rea was also Special Advisor at the Ministry of Science and Technology (1988 to 1989), Head of Staff of the Labor and Social Promotion Secretariat (1990 to 1991) and has served in various positions at CESP since 1992.

Antonio Claudio Zeituni. Mr. Zeituni has been an alternate member of our fiscal committee since April 2014.  He holds a degree in Law from the Pontificial University of São Paulo (Pontifícia Universidade Católica de São Paulo - PUC-SP).  He worked in various areas of law, such as banking, civil, family and administrative law, with 18 years’ experience working in financial institutions.  He worked at the legal department of Unibanco S.A., and in law firms, among which is Oliveira de Toledo & Advogados Associados, where he is a partner.

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

The following are the names, positions and dates of election of the members of our audit committee:

Director	Position	Date Elected
Jerônimo Antunes	Coordinator and Financial Expert	May 14, 2014
Reinaldo Guerreiro	Member	May 14, 2014
Francisco Vidal Luna	Member	May 14, 2014

Regulatory Affairs Committee

Our bylaws provide for a regulatory issues committee to be comprised of our Chief Executive Officer, Chief Financial and Investor Relations Officer, Metropolitan Officer, and Regional System Officer.  The regulatory affairs committee is responsible for defining our regulatory directives, strategies and guidelines and coordinating our regulatory affairs department, under the directives of our board of directors.

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

C.      Employees

As of December 31, 2014, we had 14,753 full‑time employees.  In 2014, we had an average of 942 interns and 559 apprentices (aprendizes), as defined by Federal Law No. 10,097/2000, dated December 19, 2000, as amended.

The following table sets forth the number of our full‑time employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2014	2013	2012
Number of employees by category of activity:
Projects and operations	9,788	9,983	9,919
Administration	2,381	2,443	2,474
Finance	466	455	454
Marketing	2,118	2,134	2,172
Number of employees by corporate division:
Head office	1,481	1,510	1,513
São Paulo metropolitan region	6,715	6,856	6,865
Regional Systems	6,557	6,649	6,641
Total number of employees	14,753	15,015	15,019

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

In 2013, the collective bargaining agreement resulted in:  (i) a salary increase of 8% (which corresponds to the inflation adjustment for the period plus a real gain of 2.5%), (ii) the establishment of an employment guarantee for 98% of our employees, (iii) an increase of 13.6% in meal vouchers (vale refeição), and (iv) an increase of 21.5% in food allowance and an additional of 15% for employees who work on flexible work shifts, among other things.

The collective bargaining agreement signed in 2014 resulted in:  (i) a salary increase of 5.2% (which corresponds to the inflation adjustment for the period); (ii) the establishment of an employment guarantee for 98% of our employees; (iii) an increase of 8% in meal vouchers; (iv) an increase of 5.2% in food allowance; and (v) the termination of Regional Salary for which Sabesp adopted separate pay scales for Region 1 – São Paulo metropolitan region, Vale do Paraíba, Baixada Santista, Capivari/Jundiaí and Litoral Norte – and Region 2 – other interior and coast cities. Region 2 employees received salaries at a ratio of 80% of the salaries of Region 1 employees.  As a result of the collective agreement of 2014, equalization in salaries was conceded for the two regions in two stages:  first, on May 1, 2014 with a salary increase from 80% to 90% and second, on May 1, 2015, from 90% to 100%.

We experienced a two day strike in 2013, which did not interrupt the essential services that we provide.  In 2012 and 2014 there were no strikes.  Under Brazilian law, our non‑administrative employees are considered “essential employees” and, therefore, are limited in their right to strike.

D.      Share Ownership

As of April 22, 2015, none of our directors and executive officers owned any of our common shares.  See “Item 7.A. Major Shareholder” for more information.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholder

On April 22, 2013 our shareholders approved a stock split, following which each common share represented three new common shares.  Since then, our outstanding capital stock consists of 683,509,869 common shares, without par value.  Under state laws, the State is required to own at least one‑half plus one of our outstanding common shares.  All of our shareholders, including the State, have the same voting rights.

The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of April 22, 2015:

	Common shares
	Shares	%
State of São Paulo	343,524,285	50.3%
Directors and executive officers of Sabesp	-	-
Others	339,985,584	49.7%
Total(1)	683,509,869	100.0%

(1)   As of April 22, 2015, 25.89% of our outstanding common shares were held by 4,767 registered shareholders in Brazil.

As of April 22, 2015, 23.85% of our outstanding common shares were held in the United States, in the form of ADSs.  According to the ADS depositary’s records, which contain information regarding the ownership of our ADSs, there were, in March 2015, 36 record holders of ADSs in the United States.

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

Rendering Services

We provide water and sewage services to the federal government, state and municipal governments and government entities in the ordinary course of our business.  Gross revenue from sales to the State, including State entities, totaled R$412.0 million in 2014, R$449.1 million in 2013 and R$431.0 million in 2012.  Our accounts receivable from the State for water supply and sewage services totaled R$50.8 million and R$63.9 million, as of December 31, 2014 and 2013, respectively.  In addition, as required by law, we invest our cash and cash equivalents with government financial institutions.

Payment of Pensions

Pursuant to a law enacted by the State, certain former employees of some State owned companies that provided services to us in the past and later merged to form our Company acquired a legal right to receive supplemental pension benefit payments.  These rights are referred to as “Plan G0”.  These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor.  In 2014, 2013 and 2012, we made payments to former employees of R$149.9 million, R$140.1 million and R$132.7 million, respectively, in respect of Plan G0.  The State made reimbursements in 2014, 2013 and 2012 in the amounts of R$112.5 million, R$111.0 million and R$104.4 million, respectively.

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

On October 29, 2003, the Public Prosecution Office of the State of São Paulo (Ministério Público do Estado de São Paulo), on behalf of the people of the State, brought a civil public action in a Trial Court of the State of São Paulo (12 Vara da Fazenda Pública do Estado de São Paulo) alleging that a transfer to us of ownership of the Alto Tietê system reservoirs from the DAEE would be illegal.  An injunction against the transfer of ownership of such reservoirs was granted but was later reversed.  However, in October 2004, the court of first instance handed down its judgment on the civil public action and declared the agreement between us, DAEE and State of São Paulo null and void.  This decision was suspended by us, and the State treasury and DAEE appealed the decision.  On August 23, 2010, the appeal was denied.  We have petitioned for clarification of the appeal court’s decision and will seek to take the case to the Supreme Court.  The effects of the appeal court’s decision will be suspended until the end of the legal process.  We have assessed the risk of loss as probable, which would prohibit the transfer of the reservoirs in payment of the accounts receivable due from the State.

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

On March 18, 2015, we, the State and DAEE, with the intervention of the Department of Sanitation and Water Resources, executed a term of agreement, in the amount of R$1,012.3 million, of which R$696.3 million refers to the principal amount and R$316.0 million refers to the monetary adjustment of the principal through February 2015.

The principal amount will be paid in 180 installments, as follows:

•         The first 24 installments will be settled by an immediate transfer of 2,221,000 preferred shares issued by the São Paulo Company of Electric Power Transmission (Companhia de Transmissão de Energia Elétrica Paulista – CTEEP), totaling R$87.2 million, based on the share closing price as of March 17, 2015; and

•        The amount of R$609.1 million will be adjusted by the IPCA until the date when the payments start and will be paid in cash in 156 monthly installments beginning on April 5, 2017.  When payments begin, installments will be adjusted by IPCA plus simple interest of 0.5% per month.

Given that the lawsuit regarding the transfer of the reservoirs is pending final and unappealable court decision, the agreement also provides for the following:

•         If transfer is possible and the reservoirs are effectively transferred to us and registered at the authority’s office, we will reimburse to the State the amounts paid in replacement of the reservoirs (principal amount) in 60 monthly installments adjusted by IPCA until the payment date of each installment; and

•         If the transfer of the reservoirs is not possible, the State will pay us, in addition to the principal amount, the inflation adjustment credit in 60 installments, following payment of the principal amount.  The amount will be adjusted based on IPCA at the start date of payments and, as of that date, IPCA will be incurred plus 0.5% simple interest rate/month over the amount of each installment.

In addition to the Undisputed Reimbursement Amount, there is an outstanding balance relating to the Disputed Reimbursement Amount.  As of December 31, 2014, the Disputed Reimbursement Amount, plus the reservoirs mentioned above, amounted to R$1,479.7 million, but due to the uncertainty regarding the recovery of the amount our management decided not to recognize the reimbursements.  See Note 10 to our financial statements as of December 31, 2014 and 2013 and for the year ended December 31, 2014, 2013 and 2012 regarding the Disputed Reimbursement Amount.  We and the State have agreed that the dispute relating to the Disputed Reimbursement Amount will not prevent us from carrying out the commitments made in the December 2001 agreement.

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

Finally, the third amendment to the December 2001 agreement established that the Public Attorney’s Office of the State of São Paulo, or the Public Attorney’s Office, would issue a revised interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount.  At that time, we believed that the Public Attorney’s Office would issue a revised interpretation which would have helped us bring the negotiations with the State to a conclusion.  However, contrary to our expectations, the Public Attorney’s Office interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount refuted the reimbursement of the largest portion of this amount.  As of December 31, 2014, we had made a provision of R$2,053.5 million in our pension obligations accounts in respect of the pension benefit obligation of Plan G0.

Even though the negotiations with the State are still progressing, we cannot assure you that we will recover the receivables related to the Disputed Reimbursement Amount.

We will not waive the receivables from the State to which we consider ourselves to be legally entitled.  Accordingly, we will take all possible actions to resolve the issue at all administrative and court levels.  Should this conflict persist, we will take all the necessary actions to protect our interests.  On March 24, 2010, we sent to the controlling shareholder the official letter approved by our executive committee, proposing that the matter be discussed at the BM&FBOVESPA Arbitration Chamber.  In June 2010, we sent a settlement proposal to the Secretary of Treasury, which was denied, and on November 9, 2010, we filed a civil lawsuit against the State of São Paulo seeking full reimbursement of the amounts paid as benefits granted by Law No. 4,819/1958.  Regardless of the civil lawsuit, we will continue to actively seek a settlement with the State government.

Agreement with the State and the city of São Paulo

On June 23, 2010 the State and the city of São Paulo executed an agreement in the form of a convênio, to which we and ARSESP consented, under which they agreed to manage the planning and investment for the basic sanitation system of the city of São Paulo on a joint basis.  The principal terms of this convênio were as follows:

•         the State and the city of São Paulo would execute a separate agreement with us, granting us exclusive rights to provide water and sewage services in the city of São Paulo;

•         ARSESP would regulate and oversee our activities regarding water and sewage services in the city of São Paulo, including tariffs;

•         a management committee (Comitê Gestor), consisting of six members appointed for two-year terms, with the State and the city of São Paulo given the right to appoint three members each, would be responsible for planning water and sewage services for the city and for reviewing our investment plans; and

•         we may participate in management committee meetings but may not vote.

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

•         We must transfer 7.5% of the gross revenues obtained from providing sanitation services in the municipality of São Paulo and subtract (i) COFINS and PASEP taxes, and (ii) unpaid bills of publicly owned properties in the city of São Paulo, to the Municipal Fund for Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura), established by Municipal Law No. 14,934/2009.  In April 2013, ARSESP postponed the application of such municipal charges based on a request from the São Paulo State Government to analyze, among other things, methods to reduce the impact on consumers.  In May 2014 ARSESP maintained the suspension of Resolution 407/2013 until the results are obtained in the revision of the contract signed between us, the city and the State of São Paulo, thereby delaying the authorization to pass the charge through to consumers on the service bill.

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

We currently have an investment plan in place that reflects our obligations under the convênio and addresses their compatibility with the sanitation plans of the State, the city of São Paulo and, if necessary, the São Paulo metropolitan region.  The investment plan is not irrevocable and is reviewed every four years by our management committee.  We draft a detailed work plan every two years, particularly with respect to the investments to be executed in the subsequent period.

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

Furthermore, the federal government has guaranteed, and the State has provided a counter‑guarantee, in respect of the financial agreements we entered into with the IADB (i) in 1992 and 2000 for the total original aggregate amount of US$650.0 million related to the financing of the first and second phases of the Tietê River recovery project to reduce pollution; and (ii) in 2010 for the aggregate amount of US$600 million related to the financing of the third phase of the Tiête River project.  The federal government has also guaranteed and the State of São Paulo has provided a counter‑guarantee, in respect of the financial agreement we entered with the IBRD in the amount of US$100 million for the Water Source Program (Programa Mananciais).

We also entered into credit agreements with JICA, which were guaranteed by the federal government, with counter‑guarantee from the State of São Paulo, for the financing of (i) the Clean Wave Program for the Baixada Santista metropolitan region, on August 6, 2004, for an aggregate principal amount of ¥21,320 million; (ii) the second phase of the Clean Wave Program, in February 2011, for an aggregate principal amount of ¥19,169 million; (iii) the environmental improvement program in the basin of the Billings dam, in October 2010, for an aggregate principal amount of ¥6,208 million; and (iv) the Corporate Program for Water Loss Reduction, in February 2012, for an aggregate principal amount of ¥33,584 million.

For more information on the aforementioned loans, see “Item 5.B. Liquidity and Capital Resources—Capital Sources—Indebtedness Financing”.

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

Agreements with Lower Tariffs

We have entered into agreements with public entities, including State entities and municipalities, which manage approximately 6,604 properties.  Under these agreements, these public entities pay a different tariff which is approximately 25.0% lower than the tariff that applies for the public entities that have not entered into these agreements, provided such entities implement our Program for Rational Use of Water (Programa de Uso Racional da Água – PURA), which has a fixed target for reduction or maintenance of water consumption, according to technical evaluations carried out by us.  These agreements are valid for a 12‑month term with automatic renewal for equal periods.  Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

Personnel Assignment Agreement among Entities Related to the State Government

We have personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed.  The expenses related to personnel assigned by us to other state government entities in 2014, 2013 and 2012 amounted to R$9.7 million, R$12.9 million and R$12.3 million, respectively.

The expenses related to personnel assigned by other entities to us totaled R$0.5 million in 2014, and R$1.0 million in both 2013 and 2012.

Services Obtained from State Government Entities

As of December 31, 2014 and 2013, we had an outstanding amount payable of R$2.0 million for services rendered by São Paulo State government entities, including the supply of electric power by the Energy Company of São Paulo (Companhia Energética de São Paulo –CESP).

Non‑operating Assets

We lend land, free of charge, to DAEE.  Such non‑operating assets totaled R$1.0 million as of December 31, 2014 and 2013.

Transactions with SABESPREV Pension Fund

SABESPREV is a pension fund we established to provide our employees with retirement and pension benefits.  The assets of SABESPREV are independently held, but we nominate 50.0% of SABESPREV’s board of directors, including the chairman of the board, who has the deciding vote pursuant to the applicable legislation.  Both we and our employees make contributions to SABESPREV pension plans.  We contributed R$8.9 million, R$8.4 million and R$7.4 million in 2014, 2013 and 2012, respectively.  On May 29, 2001, a federal law was enacted which, among other provisions, limits the amount mixed capital companies, like us, may contribute to their pension plans.  Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of these plans.

Our original pension plan (the Defined Benefit Plan) has an actuarial deficit.  We have commenced studies to manage this deficit and have also created a new, defined contribution plan, SABESPREV Mais.  Our new plan was approved by Previc in June 2010, after which our old plan stopped accepting new members.  Contributions to the new plan are also shared between plan members and Sabesp, and benefits are established based on the balance of the individual member’s account when payment on his or her benefit begins.  This balance consists of contributions and profitability obtained when applying resources.  We intended to have members of the old plan migrate their reserves to the new plan.  This migration was interrupted by a judicial order as a result of proceedings brought by representative entities for our employees and ex‑employees.  In October 2010, the judge presiding over the case pronounced in an interim decision that people and reserves were not allowed to migrate between the plans until a further decision was made.  This decision also prevents the plan from charging contributions to account for the deficit for those who remained covered by the original plan.  In September 2012, the judge presiding over the case ordered a financial expert inspection.  An expert was appointed in early 2013 but has not yet revealed the results of the inspection.

Compensation of Management

The compensation paid by us to the members of our board of directors, board of executive officers and fiscal committee amounted to R$3.8 million, R$3.6 million and R$3.4 million in 2014, 2013 and 2012, respectively, and it refers to salaries and other short‑term benefits management.  An additional R$0.5 million, R$0.6 million and R$0.7 million related to the bonus program was accrued to executive officers in 2014, 2013 and 2012.

For further information on management compensation, see “Item 6.A. Directors and Senior Management—Compensation”.

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

We entered into a loan agreement through credit facility with the special purpose enterprises, or “SPEs”, Águas de Andradina S.A., Águas de Castilho S.A., Aquapolo Ambiental S.A. and Attend Ambiental S.A. to finance the operations of these companies, until the loans and financing required to banks are cleared.

The contracts signed with SPEs Águas de Adradina S.A. and Águas de Castilho S.A. were settled.  Other agreements signed with Aquapolo Ambiental S.A. on March 30, 2012 and Attend Ambiental on May 9, 2014, remain with the same features, according to the table below:

Companies	Credit limit	Principal disbursed	Interest balance	Total	Interest rate	Maturity
Attend Ambiental	5,400	5,400	494	5,894	SELIC + 3.5% p.a.	(*)
Aquapolo Ambiental	5,629	5,629	2,559	8,188	CDI + 1.2% p.a.	04/30/2016
Aquapolo Ambiental	19,000	19,000	7,284	26,284	CDI + 1.2% p.a.	04/30/2015
Total	30,029	30,029	10,337	40,366

(*)   Loan for use agreement with Attend Ambiental has a mature date of 180 days, counted from the date of availability of the amount in the account of the borrower, renewable for the same period.  The credit facility was available to the borrower until December 31, 2014.

The amount disbursed is recognized in assets, in “Other receivables” and amounts to R$24,400 for principal and R$7,778 for interest recognized in current assets and R$5,629 for principal and R$2,559 for interest in noncurrent assets. As of December 31, 2014, the balance of principal and interest of these contracts is R$40,366. In 2014, financial income was impacted by R$5,222.

Pró-Conexão

In December 2011, the State of São Paulo approved a project to subsidize connections to the sewage system for low‑income families.  Initially intended to last 8 years, the project involves capital expenditures of up to R$349.5 million of which 80% will be provided by the State government and 20% by us.  In this period we expect that this program will create 192 thousand new sewage connections benefiting approximately 800 thousand people.

As of December 2014 we completed approximately 22 thousand sewage connections with total investments worth R$52 million.  We believe that this program will increase the efficiency of our other sewage collection programs and help improve water quality in the region’s rivers and basins as well as improve quality of life for low‑income families.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

A.      Financial Statements and Other Financial Information

See “Item 3.A. Selected Financial Data” and “Item 18. Financial Statements”.

Legal Proceedings

We are currently subject to numerous legal proceedings relating to civil, tax, labor, corporate and environmental issues arising in the normal course of our business. Several individual disputes account for a significant part of the total amount of claims against us. Our audited financial statements only include provisions for probable and reasonably estimable losses and expenses we may incur in connection with pending proceedings. Our material legal proceedings are described in Note 19 to our audited financial statements included in this annual report, and that description is incorporated by reference under this Item.

Civil Public Actions Related to Environmental Matters

We are subject to administrative and judicial proceedings, including proceedings initiated by the Companhia Ambiental do Estado de Sao Paulo (CETESB), the Office of the Public Prosecutor of the State of São Paulo and non-governmental organizations.  These proceedings result from alleged environmental damage and relief sought against us includes:  (i) cessation of the release of raw sewage into certain local bodies of water; (ii) remedies, in some cases, for environmental damages that have not yet been specified and evaluated by the court’s technical experts; (iii) requirements to install and operate sewage treatment facilities in locations referred to in the civil public actions; and (iv) imposition of a limit on water extracted from the water springs most affected by the current water crisis.  In certain cases, we are subject to daily fines for non‑compliance.  In our response to these lawsuits, we note that the installation and operation of sewage treatment facilities in locations referred to in the civil public actions is included in our investment plan.  There have already been unfavorable judicial decisions against us and their effects may include:  (i) investment in works or services not considered by our long‑term investment plan; (ii) early execution of works or services that were considered for execution in future years in our long‑term investment plan; (iii) payments related to environmental indemnification; and (iv) a negative impact on our image in national and international markets and in public bodies.

Although we are not able to predict the final outcome of these lawsuits, we believe that the outcome, if unfavorable to us, may have a material adverse effect on us. We classify certain of these proceedings as probable loss and possible loss. As of December 31, 2014 we have provisioned R$225.6 million for the matters classified as probable losses.

Other Legal Proceedings

The Civil Entity Coordination Committee of Piracicaba  on December 30, 2003 filed a civil public action against us, the National Water Agency and the State of São Paulo Treasury Department seeking, among other claims for relief:  (i) the termination of use of 31 m3/s of water from one of the municipality’s reservoirs; (ii) the creation of a schedule to regulate water use and withdrawal from the Piracicaba river basin by the Cantareira system to eliminate possible damage to populations downstream; and (iii) the development of an environmental impact study on the Cantareira system evaluating the impact of water use and withdrawal on the various basins that constitute the system.  In August 2012, this civil public action was decided favorably for us in two lower courts, and the plaintiff’s appeal to a higher court seeking special and extraordinary recourse was denied based on inadmissibility.  We are currently awaiting a court decision on the action brought by the plaintiff against the decisions of inadmissibility cited.  The amount involved in this proceeding as of December 31, 2014 is R$20.5 billion. We have assessed the risk of loss as remote, and accordingly have not made any provisions.

The Public Prosecutor’s Office of the State of São Paulo on November 30, 2012 filed a civil public action against us seeking:  (i) the nullification of the contract we entered with the Municipality of São Paulo on June 23, 2010 regarding the service of water supply and sewage services; (ii) our exclusion from BM&FBovespa’s Corporate Sustainability Index; and (iii) sewage treatment coverage of the entire Municipality of São Paulo by 2018.  The plaintiff’s request for an injunction was denied, and the courts maintained this decision after we presented our defense.  On November 18, 2014, the case was dismissed in the first instance, and the plantiff then appealed this dismissal.  We are currently waiting the court’s ruling on the appeal.  The amount involved in these proceedings is R$13.1 billion as of December 31, 2014.  We have assessed the risk of loss as remote, and accordingly have not made any provisions.

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual shareholders’ meeting, the board of directors is required to recommend the allocation of net profits for the preceding fiscal year.  For purposes of Brazilian Corporate Law, net profits are defined as net income after income tax and social contribution tax for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits.  In accordance with Brazilian Corporate Law, the amounts available for dividend distribution are the amounts equal to half of the net profit as increased or reduced by:

•         the amount intended to form the legal reserve; and

•        the amount intended to form the reserves for contingencies and any written-off amounts of the same reserves formed in previous fiscal years.

We are required to maintain a legal reserve, to which we must allocate 5.0% of net profits for each fiscal year until the amount for such reserve equals 20.0% of our paid‑in capital.  However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30.0% of our capital.  Net losses, if any, may be offset against the legal reserve.  As of December 31, 2014, 2013 and 2012 the balance of our legal reserve was R$758.1 million, R$713.0 million and R$616.8 million, respectively, which was equal to 12.2%, 11.5% and 9.9%, respectively, of our capital.

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

Under Brazilian Corporate Law, any company may authorize in its bylaws the creation of a discretionary reserve.  Bylaws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve.  We may also allocate a portion of our net profits for discretionary allocations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by our shareholders.  Under Law No. 10,303/2001 of October 31, 2001, as amended, capital budgets for more than one year must be revised at each annual shareholders’ meeting.  After completion of the relevant capital projects, we may retain the allocation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings.  As of December 31, 2014, 2013 and 2012 we had an investment reserve of R$2,914.0 million, R$5,980.5 million and R$4,690.6 million, respectively.

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

In general, shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil.  The common shares underlying our ADSs are held in Brazil by Banco Itaú Unibanco S.A., as the custodian and agent for the depositary, which is the registered owner of the common shares underlying the ADSs.  Our current registrar is Banco Itaú Unibanco S.A.  The depositary electronically registers the common shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to these shares eligible to be remitted outside Brazil.  See “Item 10.D. Exchange Controls”.

Payments of cash dividends and distributions, if any, will be made in Brazilian reais to the custodian on behalf of the depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs.  See “Item 10.D. Exchange Controls”.  Under current Brazilian law, dividends generally paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to December 31, 1995.  See “Item 10.E. Taxation”.

Record of Dividend Payments and Interest on Shareholders’ Equity

Brazilian corporations are permitted to distribute dividends in the form of a tax‑deductible notional interest expense on shareholders’ equity in accordance with Law No. 9,249/1995 of December 26, 1995, as amended.  The amount of tax‑deductible interest that may be paid is calculated by applying the daily pro rata variation of the government’s long-term interest rate (TJLP) on the shareholders’ equity during the relevant period and cannot exceed the greater of:

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

Dividends and interest on shareholders’ equity over the minimum established in a company’s bylaws are recognized when approved by the shareholders in the general meeting.  Consequently, the amounts recognized as of December 31, 2014 correspond to the minimum established by law of 25.0% of the net income and the difference of R$252.3 million will be recorded in 2015 after the annual shareholders’ meeting.

Distributions of dividends

The following table sets forth the distributions of dividends that we made to our shareholders in respect of our 2014, 2013 and 2012 earnings.  All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Year ended December 31,	Aggregate amount distributed	Payment Dates	Payment per share	Payment per ADS
	(in millions of reais)			(in reais)
2014	252.3	(*)	0.37	0.37
2013	537.5	June 27, 2014	0.79	0.79
2012	534.3	June 21, 2013	0.78	0.78

(*)   We recorded dividends in the amount of R$214.5 million, which pursuant to our bylaws is our minimum dividend amount.  The dividends will be paid until 60 days after the annual general meeting, which will occur on April 30, 2015.

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

ITEM 9.            THE OFFER AND LISTING

A.      Offer and Listing Details

Market Price of Common Shares

Our common shares have been listed on the BM&FBOVESPA under the symbol “SBSP3” since June 4, 1997 and, starting on April 24, 2002, have been included in the Novo Mercado segment of that exchange.  As of December 31, 2014, we had 5,008 registered holders of common shares.

On April 30, 2007, our shareholders approved a reverse stock split of 125 common shares into one common share.  Following a ratio change effected on January 24, 2013, each ADS currently represents one of our common shares.  On April 22, 2013 our shareholders approved a stock split, following which each common share represented three new common shares.  IFRS requires the retrospective application of earnings‑per‑share computations for stock dividends, stock splits, and reverse splits.

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

	Reais per common share		U.S. dollar equivalent per ADS(1)
	Low	High	Low	High	Average daily trading volume
2015
January	13.25	17.16	5.10	6.37	1,914,071
February	13.27	17.12	4.93	5.96	1,268,989
March	16.09	19.40	5.16	6.10	1,221,755
April 22	17.22	18.80	5.58	6.08	1,139,543
2014	15.98	25.96	5.83	10.83	1,432,670
First quarter	19.61	25.96	8.37	10.83	1,605,502
Second quarter	19.60	24.35	8.81	10.81	1,386,168
Third quarter	19.30	23.97	8.47	10.78	1,398,368
Fourth quarter	15.98	20.50	5.83	8.07	1,343,589
2013	19.55	32.13	8.15	15.95	1,373,958
First quarter	85.00	96.40	41.90	47.87	557,193
Second quarter(2)	20.40	31.38	9.06	15.66	1,755,594
Third quarter	19.55	23.96	8.15	10.76	1,719,845
Fourth quarter	21.40	26.55	9.70	11.28	1,401,226
2012	50.42	92.48	53.97	91.52	409,457
First quarter	50.42	69.66	53.97	76.46	372,200
Second quarter	68.50	77.32	74.85	74.48	321,627
Third quarter	75.67	92.48	74.51	91.52	417,208
Fourth quarter	80.54	90.50	76.98	89.40	534,115
2011	39.00	52.78	48.75	56.80	258,827
First quarter	40.10	47.00	47.91	57.71	282,548
Second quarter	45.00	49.50	56.39	60.75	267,042
Third quarter	39.00	48.03	48.75	61.43	245,275
Fourth quarter	43.03	52.78	45.75	56.80	241,197

(1)   Following a ratio change effected on January 24, 2013, each ADS represents one common shares.

(2)   After April 22, 2013 our common shares are traded considering the stock split.

Market Price of ADSs

Our ADSs, each of which represents one of our common shares, as of the date of this annual report, are listed on the NYSE under the symbol “SBS”.  Prior to June 8, 2007, each ADS represented 250 of our common shares.  From that date through January 23, 2013, each ADS represented two of our common shares.  Following a ratio change effected on January 24, 2013, each ADS currently represents one of our common shares.  On April 22, 2013 our shareholders approved a stock split, following which each common share represented three new common shares. Our ADSs began trading on the NYSE on May 10, 2002 in connection with the initial offering of our equity securities in the United States.

The table below sets forth, for the periods indicated, the reported high and low closing prices for our ADSs on the NYSE.

	Price in U.S. dollars per ADS
	Low	High	Average daily trading volume
2015
January	4.86	6.39	3.920.716
February	4.88	5.90	2,682,100
March	5.15	6.11	2,402,920
April 22	5.56	6.00	2,131,500
2014	5.86	10.93	2,554,714
First quarter	8.39	10.83	2,781,129
Second quarter	8.86	10.93	2,281,039
Third quarter	8.11	10.86	2,197,585
Fourth quarter	5.86	8.56	2,965,438
2013	41.60	48.63	490,280
First quarter(1)	9.33	15.88	1,649,436
Second quarter(2)	8.38	10.82	2,055,875
Third quarter	9.76	11.45	1,725,844
Fourth quarter	41.60	48.63	490,280
2012	56.62	91.48	311,242
First quarter	56.62	76.86	325,938
Second quarter	68.90	80.18	328,410
Third quarter	74.49	91.48	316,824
Fourth quarter	78.16	88.35	321,333
2011	46.35	62.63	263,370
First quarter	48.60	58.74	297,927
Second quarter	56.91	62.63	284,122
Third quarter	46.35	62.07	263,200
Fourth quarter	46.74	56.66	215,152

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

Trading on the BM&FBOVESPA is conducted between 10:00 a.m. and 5:00 p.m. or from 11:00 a.m. to 6:00 p.m. (during daylight savings time in Brazil).  The BM&FBOVESPA also permits trading from 5:30 p.m. to 6:00 p.m. or from 6:30 p.m. to 7:00 p.m. (during daylight savings time in Brazil) during a different trading period called the “after market”.  Trading during aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers.

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

Trading on the BM&FBOVESPA is significantly less liquid than trading on the NYSE or other major exchanges in the world.  Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a controlling group or by government entities.  As of the end of 2014, the BM&FBOVESPA had a total market capitalization of approximately US$844.5 million (R$2.2 billion) and an average daily trading volume of US$3.1 million (R$7.3 million).  The top ten stocks in terms of 2014 trading volume accounted for approximately 46.3% of all shares traded on the BM&FBOVESPA as of December 31, 2014.  As of December 31, 2014, we accounted for approximately 0.5% of the market capitalization of all listed companies on BM&FBOVESPA.

Trading on the BM&FBOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a “non‑Brazilian holder,” is subject to certain limitations under Brazilian foreign investment regulations.  With limited exceptions, non‑Brazilian holders may trade on Brazilian stock exchanges in accordance with the requirements of CMN Resolution No. 4,373/2014, which requires that securities held by non‑Brazilian holders be maintained in the custody of financial institutions authorized by the Central Bank and by the CVM or in deposit accounts with financial institutions.  In addition, Resolution No. 4,373/2014 requires non‑Brazilian holders to restrict their securities trading to transactions on the BM&FBOVESPA or qualified over‑the‑counter markets.  With limited exceptions, non‑Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,373/2014 to other non‑Brazilian holders through a private transaction.  See “Item 10.E. Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non‑Brazilian holders who qualify under Resolution No. 4,373/2014.

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

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385/1976 of December 7, 1976, and Brazilian Corporate Law, each as amended and supplemented, and by regulations issued by the CVM, which has regulatory authority over the stock exchanges and securities markets generally, by the CMN, and by the Central Bank, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.  These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and criminal penalties for insider trading and price manipulation.  They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges.  Nevertheless, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets.

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

Trading on the BM&FBOVESPA by non‑residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation.  The Brazilian custodian for our common shares underlying the ADSs must, on behalf of the depositary for our ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto.  In the event that a holder of ADSs exchanges ADSs for common shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange.  Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless the holder obtains a new registration.  See “Item 10.D. Exchange Controls”.

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

See also “Item 6.A. Directors and Senior Management”.

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

Under Brazilian Corporate Law, our common shares are entitled to dividends or other distributions made in respect of our common shares in proportion to their share of the amount available for the dividend or distribution.  See “Item 8A. Financial Statements and Other Financial Information—Dividends and Dividend Policy” for a more complete description of payment of dividends and other distributions on our common shares.  In addition, upon any liquidation of our Company, our common shares are entitled to our remaining capital after paying our creditors in proportion to their ownership interest in us.

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

According to Brazilian Corporate Law and its regulations, shareholders representing at least 10 percent of our capital, may request that a multiple voting procedure be adopted to entitle each share to as many votes as there are board members and to give each shareholder the right to vote cumulatively for only one candidate or to distribute their votes among several candidates.  Pursuant to Brazilian Corporate Law, shareholder action must be taken at a shareholders meeting, duly called for and not by written consent.

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

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or of common shares, would, except under circumstances described above, have preemptive rights to subscribe for any class of our newly issued shares.  However, an ADS holder may not be able to exercise the preemptive rights relating to the common shares underlying his or her ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.  See “Item 3.D. Risk Factors—Risks Relating to Our Common Shares and ADSs—A holder of our common shares and ADSs might be unable to exercise preemptive rights and tag‑along rights with respect to the common shares”.

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

Special and General Meetings

Unlike the laws governing corporations incorporated under the laws of the United States’ state of Delaware, the Brazilian corporate law does not allow shareholders to approve matters by written consent obtained as a response to a consent solicitation procedure.  All matters subject to approval by the shareholders must be approved in a general meeting, duly convened pursuant to the provisions of Brazilian corporate law.  Shareholders may be represented at a shareholders’ meeting by attorneys‑in‑fact who are (i) shareholders of the corporation, (ii) a Brazilian attorney, (iii) a member of management or (iv) a financial institution.

General shareholders’ meetings shall be called, convened and deliberated under Brazilian Corporate Law to address all matters of interest to the company. General shareholders’ meetings may be called by publication of a notice in the Diário Oficial do Estado de São Paulo and in a newspaper of general circulation in our principal place of business, and the first call should be made at least 15 days prior to the meeting. In our case, the first call is made 30 days in advance due the issuance of ADRs, as recommended by the CVM. The second call should be made at least 8 days in advance, if quorum is not reached, pursuant to the Brazilian Corporate Law”.

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

Equal Treatment Provisions

Pursuant to article 40 of our bylaws and the Novo Mercado regulations, any party that acquires our control must extend a tender offer for the shares held by non‑controlling shareholders at the same conditions and purchase price paid to the controlling shareholder.  In addition, State Law No. 119/1973, which created our Company, requires the State to hold the majority of our shares at all times.

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

Capital Reserve

Our capital reserve is comprised of tax incentives and donations from government agencies and private entities received through December 31, 2007.  The amount of R$124.3 million referring to the balance of December 2013 was fully capitalized in 2014.

Investment Reserve

Our investment reserve is comprised specifically of internal funds for expansion of water and sewage service systems.  As of December 31, 2014, we had an investment reserve of R$2,914.0 million.

Legal Reserve

Under Brazilian Corporate Law, we are required to record a legal reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20.0% of paid‑in capital.  Any accumulated deficit may be charged against the legal reserve.  As of December 31, 2014, the balance of our legal reserve was R$758.1 million.

Arbitration

In connection with our listing with the Novo Mercado segment of the BM&FBOVESPA, we, our shareholders, directors and officers have undertaken to refer to arbitration any and all disputes or controversies arising out of the Novo Mercado rules or any other corporate matters.  See “Item 9.C. Markets”.  Under our bylaws, any dispute among us, our shareholders and our management with respect to the application of Novo Mercado rules, Brazilian Corporate Law, the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the BM&FBOVESPA Arbitration Rules in the Market Arbitration Chamber.  Any dispute among shareholders, including holders of ADSs, and any dispute between us and shareholders, including holders of ADSs, will also be submitted to arbitration.

Options

There are currently no outstanding options to purchase any of our common shares.

C.      Material Contracts

For a description of the material contracts entered into by the State and us, see “Item 7.B. Related Party Transactions—Transactions with the State of São Paulo—Agreements with the State”.

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

  Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment under certain circumstances.  See “Item 3.D. Risk Factors—Risks Relating to Our Common Shares and ADSs—Investors who exchange ADSs for common shares may lose their ability to remit foreign currency abroad and to obtain Brazilian tax advantages” and “Item 10.E. Taxation—Brazilian Tax Considerations”.

Since March 30, 2015, CMN Resolution No. 4,373/2014, of September 29, 2014, has been in full effect, providing for the issuance of depositary receipts in foreign markets in respect to shares of Brazilian issuers.  The CMN Resolution No. 4,373/2014, among other acts, revoked CMN Resolution No. 1,927/1992, of May 18, 1992, CMN Resolution No. 1,289/1987, of March 20, 1987, and CMN Resolution No. 2,689/2000, of January 26, 2000.  Under Brazilian law relating to foreign investment in the Brazilian capital markets, foreign investors registered with the CVM and acting through authorized custodial accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction.  Foreign investors may register their investment under Law No. 4,131/1962, of September 3, 1962, as amended, or under CMN Resolution No. 4,373, of September 20, 2014.

The Law No. 4,131/1962 is the main legislation concerning investment of direct foreign capital and foreign direct equity in companies based in Brazil.  It is applicable to any amount of capital that enters Brazil in the form of foreign currency, goods or services.  Foreign investment portfolios are regulated by CMN Resolution No. 4,373/2014, CVM Instruction No. 559/2015, of March 27, 2015, which regulates the approval of ADR programs by the CVM, and CVM Instruction No. 560/2015, of March 27, 2015, which regulates the filing of transactions and disclosure of information by foreign investors, all reflecting the provisions of CMN Resolution No. 4,373/2014.

As of January 1, 2016, foreign investors that intend to be registered with the CVM shall fulfill the requirements under CVM Instruction No. 560/2015.  In accordance with CMN Resolution No. 4,373/2014 the definition of a foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.  In order to become a 4,373 Holder, a foreign investor must:

•         appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•         appoint an authorized custodian in Brazil for its investments, which must be a financial institution or entity duly authorized by the Central Bank or CVM;

•         appoint a tax representative in Brazil;

•         through its representative in Brazil, register itself as a foreign investor with the CVM;

•         through its representative in Brazil, register its foreign investment with the Central Bank; and

•        be registered with the Federal Tax Authority (Secretaria da Receita Federal), or the “RFB”, pursuant to RFB Normative Instruction No. 1,470/2014, of May 30, 2014, and RFB Normative Instruction No. 1,548/2015, of February 13, 2015.

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

A non‑Brazilian holder of ADSs may withdraw them in exchange for common shares in Brazil.  Pursuant to Brazilian law, the non‑Brazilian holder may invest in the common shares under CMN Resolution 4,373/2014, as a 4,373 Holder.

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

Beginning in 2008, the Brazilian accounting rules were significantly modified in order to align them with IFRS. After the issuance of such new rules, a transitory tax regime (regime tributário de transição), or RTT, was created mainly to ensure neutrality of the new accounting rules in connection with the calculation and payment of corporate taxes on income. Thus, according to the RTT, Brazilian companies had, only for purposes of calculation of their taxable profit, to use the accounting rules and criteria that existed until December 2007.

As a result of the application of the RTT, the accounting profit of a Brazilian company might be significantly higher (or lower) than its taxable profit. Although this specific matter has not been expressly regulated by law, the Brazilian tax authorities issued a normative instruction stating that the amount of dividends paid in excess of the profit of a company determined as per the accounting rules and criteria that existed until December 2007 should be subject to taxation.

On April 14, 2014, Law No. 12,973 was issued to, among other, terminate the Transitory Regime (RTT) and regulate how corporate taxable income should be assessed taking as a starting point the accounting profit calculated according to the new accounting rules introduced as from 2008.  Such Law states that dividends related to all accounting profits generated between January 2008 and 31 December 2013 in excess of the established methods and criteria in force in 31 December, 2007, are not subject to withholding tax, and does not integrate the calculation of income tax and social contribution.  With reference to 2014, the law is not clear, but tax authorities state that dividends paid in excess of the profit of a company determined as per the accounting rules and criteria that existed until December 2007 should be subject to withholding income tax at the rate of 15%, or 25% if the non-Brazilian holder is domiciled in a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% (“Nil or Low Taxation Jurisdiction”).  As of 2015, in view of the termination of the RTT, there would be no differences between the accounting and the taxable profit, so that dividends generated since 2015 should be fully paid with no Brazilian withholding tax implications.

Taxation of Gains

Gains realized on disposition of common shares are subject to income tax in Brazil, regardless of whether the sale or the disposition is made by a non‑Brazilian holder to a resident or person domiciled in Brazil.  This is due to the fact that the common shares can be considered assets located in Brazil for purposes of Law No. 10,833/2003.

Thus, gains, for purposes of taxation of gains earned in a sale or disposition of common shares carried out on a Brazilian stock exchange (which includes transactions carried out on the organized over‑the‑counter market):

•         are exempt from income tax when assessed on a non‑Brazilian holder that (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373/2014, and (2) is not a resident of or domiciled in a Nil or Low Taxation Jurisdiction; or

•         in all other cases, including gains realized by a Non-Resident Holder that is not a 4,373 Holder and/or is a resident of or domiciled in a Nil or Low Taxation Jurisdiction, subject to income tax at a 15.0% rate.  In these cases, a withholding income tax at a rate of 0.005% will be applied and can later be offset with the eventual income tax due on the capital gain.

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

For Brazilian purposes, as of January 2009, a Nil or Low Taxation Jurisdiction is considered a regime:  (i) which does not impose income tax or does so at a rate of 20% or lower, or (ii) where applicable local legislation imposes restrictions on the disclosure of the shareholding composition or the ownership of investments, or on the ultimate beneficiary of the income derived from transactions carried out and attributable to a non‑Brazilian holder. See “—Discussion on Low or Nil Taxation Jurisdictions”.

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

There is no assurance that the current preferential treatment for holders of ADSs and non‑Brazilian holders of common shares under CMN Resolution No. 4,373/2014 will continue in the future or that it will not be changed in the future.  Reductions in the rate of tax provided for by Brazil’s tax treaties do not apply to the tax on gains realized on sales or exchange of common shares.

Sale of ADSs by non-Brazilian holder to another non-Brazilian holder

Gains realized outside Brazil by a non‑Brazilian holder on the disposition of ADSs to another non‑Brazilian holder are not currently subject to Brazilian tax.  However, according to certain interpretations of Law No. 10,833/2003 of December 2003, or Law No. 10,833, the disposition of assets located in Brazil by a non‑Brazilian holder, whether to other non‑Brazilian holder or Brazilian holders, may become subject to taxation in Brazil.  Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law no. 10,833, considering the general and unclear scope of it and the lack of definitive judicial court ruling to act as the leading case in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

In case the argument above does not prevail the gain on disposition of ADSs by a non‑Brazilian holder to a resident in Brazil or even to a non-Brazilian resident may be subject to income tax in Brazil according to the rules described below for ADSs or the tax rules applicable to common shares, as applicable.

Exchange of ADSs for common shares

Although there is no clear regulatory guidance, the withdrawal of ADSs in exchange for common shares is not subject to Brazilian income tax to the extent that, as described above, ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833.

Upon receipt of the underlying common shares in exchange for ADSs, non-Brazilian holders may also elect to register with the Central Bank the U.S. dollar amount of such preferred shares or common shares as a foreign portfolio investment under Resolution No. 4,373/2014 or as a foreign direct investment under Law  No. 4,131/1962.

Exchange of common shares for ADSs

With reference to the deposit of common shares in exchange for ADSs, the difference between the acquisition cost of the common shares and the market price of the common shares may be subject to Brazilian income tax at the rate of 15% or 25%, in case the non‑Brazilian holder is located in a Nil or Low Taxation Jurisdiction.  In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a non-Brazilian holder that is a 4,373 Holder and is not a resident in a Nil or Low Taxation Jurisdiction.

Discussion on Low or Nil Taxation Jurisdictions

On June 24, 2008, Law No. 11,727/2008 was enacted defining the concept of a “privileged tax regime” in connection with transactions subject to transfer pricing and thin capitalization rules.  In this conception, privileged tax regimes are more comprehensive than tax havens.  A “privileged tax regime” is considered to be a jurisdiction which:  (i) does not tax income or taxes income at a maximum rate lower than 20.0%; (ii) grants tax advantages to a non‑resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non‑resident entity or individual or (b) to the extent such non‑resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non‑resident entity or individual; (iii) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20.0%; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions.

Notwithstanding the fact that the “privileged tax regime” concept was enacted in connection with Brazilian transfer pricing and thin capitalization rules, there is no assurance that Brazilian tax authorities will not attempt to apply the concept of privileged tax regimes to other types of transactions, such as investments in the Brazilian financial and capital markets.  We recommend that prospective investors consult their own tax advisors from time to time to verify any possible tax consequences of Law No. 11,727/2008.

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

Tax on foreign exchange transactions (“IOF/Exchange”)

Pursuant to Decree No. 6,306/2007, dated December 14, 2007, as amended, or Decree No. 6,306/2007, the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency may be subject to the Tax on Foreign Exchange Transactions or IOF/Exchange. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%. However, exchange transactions carried out for the inflow of funds in Brazil for investments in the Brazilian financial and capital market made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at a 0%. The IOF/Exchange rate will also be 0% for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.

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

We also furnish to the depositary annual reports in English including audited annual financial statements and reviewed quarterly financial statements in English for each of the first three quarters of the fiscal year.  We also furnish to the depositary English translations or summaries of all notices of shareholders’ meetings and other reports and communications that are made generally available to holders of common shares.

I.        Subsidiary Information

Not applicable.

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to various market risks, in particular, foreign currency risk and interest rate risk.  We are exposed to foreign currency risk because a substantial portion of our financial indebtedness is denominated in foreign currencies, primarily the U.S. dollar, while we generate all of our net operating revenues in reais.  Similarly, we are subject to interest rate risk based upon changes in interest rates, which affect our net financial expenses.  For further information on our market risks, see Note 5 to our financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 included elsewhere in this annual report.

Exchange Rate Risk

As of December 31, 2014 and 2013, R$4,346.3 million and R$3,698.6 million, or 40.3% and 39.1% , respectively, of our debt obligations were denominated in foreign currencies.  As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations.

Exchange Rate Sensitivity

We estimate that the potential loss to us in connection with U.S. dollar and yen-denominated debt that would have resulted as of December 31, 2014, 2013 and 2012 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar and yen against the real would have been approximately R$43.5 million, R$37.0 million and R$32.3 million, respectively.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$434.6 million, R$369.9 million and R$323.1 million as of December 31, 2014, 2013 and 2012, respectively.

The fluctuation of the real in relation to the U.S. dollar and yen for the years ended December 31, 2014, 2013 and 2012 were as follows:

	Year ended December 31,
	2014	2013	2012
	(in percentages)
Depreciation (appreciation) of the real in relation to the U.S. dollar	13.4	14.6	8.9
Depreciation (appreciation) of the real in relation to the yen	(0.4)	(5.9)	(2.4)

We have not utilized derivative financial instruments in the years ended December 31, 2014, 2013 and 2012.

For further information regarding foreign currency risk, see Note 5.1(a) of our 2014 financial statements.

As of December 31, 2014, 2013 and 2012, we had no short‑term indebtedness outstanding, other than the current portion of long‑term debt.

Interest Rate Risk

As of December 31, 2014 and 2013, R$1,585.2 million, or 14.7%, and R$1,653.9 million, or 17.5%, respectively, of our total debt outstanding balance denominated in reais was based on variable rates of interest based on the UPR, which is equivalent to the TR.  In addition, as of December 31, 2014 and 2013, R$1,752.3 million, or 16.2%, and R$1,245.9 million, or 13.2%, respectively, of our total debt denominated in reais was subject to interest rates based on the CDI.  As of December 31, 2014 and 2013, R$1,967.1 million and R$1,617.7 million, respectively, of our foreign-currency denominated debt was based on the IADB and the IBRD variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

As of December 31, 2014 and 2013, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the IADB or IBRD variable rates.  However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government.  We invest these excess funds, which totaled R$1,604.8 million and R$1,529.2 million as of December 31, 2014 and 2013, respectively, mainly in short-term instruments.  As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn interest based on the CDI.  In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$107.9 million, R$94.5 million and R$88.8 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities as of December 31, 2014, 2013 and 2012, respectively, had occurred.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 1000 basis points change in these interest rates would have resulted in losses of approximately R$1,078.6 million, R$945.0 million and R$887.5 million as of December 31, 2014, 2013 and 2012, respectively.  This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year, as applicable, and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities.

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

The tables below provide information about our interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2014.  For the foreign currency denominated obligations, these amounts have been converted at the selling rates as of December 31, 2014 and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

	As of December 31, 2014
	Expected maturity date
	2015	2016	2017	2018 and after	Total	Average annual interest rate
	(in millions, except percentages)
Assets
Cash equivalents denominated in reais	1,604.8	-	-	-	1,604.8

Liabilities
Long‑term debt (current and noncurrent portion)
Floating rate, denominated in reais indexed by TR or UPR	120.7	114.0	117.9	1,232.6	1,585.2	8.9%
Floating rate, denominated in reais indexed by TJLP	105.2	115.6	131.3	709.7	1,061.8	6.9%
Floating rate, denominated in reais indexed by IPCA	94.9	26.9	38.0	1,397.8	1,557.6	13.0%
Floating rate, denominated in reais indexed by CDI	638.6	235.0	735.1	143.6	1,752.3	12.2%
Fixed rate, denominated in reais	9.0	21.9	22.7	429.1	482.7
Floating rate, denominated in U.S. dollars	166.3	157.6	206.1	1,422.3	1,952.3	2.2%
Fixed rate, denominated in Yen	56.0	48.7	49.3	919.9	1,073.9	1.7%
Fixed rate, denominated in U.S. dollars	16.3	379.0	-	924.7	1,320.0	3.3%
Total long‑term debt	1,207.0	1,098.7	1,300.4	7,179.7	10,785.8	3.3%

UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to TR, which  was 0.1053% per month as of December 31, 2014; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 11.57% per annum as of December 31, 2014; IGP‑M was 3.69% per annum as of December 31, 2014; TJLP stands for Long‑term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 5.0% per annum as of December 31, 2014.

The percentage of our indebtedness subject to fixed and floating interest rate is as follows:

	As of December 31,
	2014	2013	2012
Floating rate debt:
Denominated in U.S. dollars	18.1%	16.0%	10.0%
Denominated in reais	55.2%	56.8%	61.3%
Fixed rate debt:
Denominated in reais	4.5%	4.0%	2.4%
Denominated in Yen	10.0%	9.9%	10.1%
Denominated in U.S. dollars	12.2%	13.3%	16.2%
Total	100.0%	100.0%	100.0%

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

Reimbursement of Fees

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program.  The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees.  The depositary has also agreed to pay the standard out‑of‑pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of United States federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls.  It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities.  In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

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

Reimbursement of Fees Incurred in 2014

From January 1, 2014 to December 31, 2014, we received reimbursements in the amount of US$3,242,396.03 for standard out‑of‑pocket maintenance costs for the ADRs, any applicable performance indicators relating to the ADR facility, marketing fees and legal fees.

Part II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

A.      Disclosure Controls and Procedures

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13a‑15(e), as of the year ended December 31, 2014.

As a result of this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were both designed and effective at the reasonable assurance level as of December 31, 2014, that the information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial and Investor Relations Officer, as appropriate to allow timely decisions regarding required disclosure.

B.      Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as issued by the IASB.  Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2014 based on the criteria established in “Internal Control —Integrated Framework” issued by COSO in 2013.

As a result of the assessment described above, our management concluded that as of December 31, 2014, we did maintain effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by COSO in 2013.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued an audit report on the effectiveness of our internal control over financial reporting.  That report is included below.

C.      Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders, Board of Directors and Management of
Companhia de Saneamento Básico do Estado de
São Paulo – SABESP São Paulo – SP

We have audited the internal control over financial reporting of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on internal control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements as of and for the year ended December 31, 2014 of the Company and our report dated April 28, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes
April 28, 2015
São Paulo, Brazil.

D.      Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

B.      Code of Ethics

We have adopted a code of business conduct and ethics, as defined in Item 16B of Form 20‑F under the Exchange Act.  Our code of business conduct and ethics, called Code of Ethics and Conduct, applies to all of our employees, including our directors, chief executive officer, chief financial and investor relations officer and head of accounting, as well as our suppliers and third‑party contractors.  To ensure compliance with the Code of Ethics and Conduct, we have an Ethics Committee and an internal Whistle-blowing Channel, as well as a Corporate Accountability Procedure and an Ombudsman Office as well as a Customer Service that receive external complaints.  The internal channel can receive anonymous whistle blowing.  The results of the investigations are forwarded to the Audit Committee.  Cases of recurrence are reported to the Ethics Committee, which urges the related departments to develop preventive actions.  In 2014, 108 whistle blowings were recorded, 79% of which were verified and 21% are under investigation.  Out of the total, 8% refer to misconduct, such as moral harassment, discrimination, persecution and unfair treatment.  During 2014, 43 of our employees or outsourced employees received penalties (8 warnings, 2 suspensions and 33 dismissals).  Our Ethics Committee is also responsible for addressing relevant inquiries and interpreting the norms of the Code of Ethics for all of our employees.  Our Code of Ethics and Conduct is available on our web site at http://www.sabesp.com.br at the following location:  Investors Relations – Corporate Governance.  If we amend the provisions of our Code of Ethics and Conduct, or if we grant any waiver of such provisions, we will disclose the amendment or waiver on our web site at the same address.  You can obtain copies of our Code of Ethics and Conduct, without charge, upon request to sabesp.ri@sabesp.com.br.

C.      Principal Accountant Fees and Services

Deloitte Touche Tohmatsu Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2014, 2013 and 2012.  Deloitte Touche Tohmatsu Auditores Independentes’s activity began with the review of the Quarterly Information (“ITRs”) reporting for the third quarter of 2012.

The following table presents the aggregate fees for professional services and other services rendered to us by Deloitte Touche Tohmatsu Auditores Independentes in 2014 and 2013:

	Year ended December 31,
	2014	2013
	(in millions of reais)
Audit Fees(1)	1.2	1.4
Audit‑Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	1.2	1.4

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

During 2013 and 2014, Deloitte Touche Tohmatsu Auditores Independentes did not provide non-audit services to us.

D.      Exemptions from the Listing Standards for Audit Committees

None

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors.  Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company.  Brazilian law does not have a similar requirement.  Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board.  However, both the Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors.  Our board of directors must have a minimum of five members and 20% of the board (even if the board consists of greater than five members) must be independent as defined under Novo Mercado Regulations.  Currently, four of our 10 directors are independent, pursuant to the Novo Mercado Listing Regulations.  We believe these rules provide adequate assurances that our directors are independent; however, they do not require that we have a majority of independent directors, as required under the NYSE rules.

Executive Sessions

NYSE rules require that the non‑management directors must meet at regularly scheduled executive sessions without management present.  The Brazilian Corporate Law does not have a similar provision.  According to the Brazilian Corporate Law, up to one‑third of the members of the board of directors can be elected from management.  There is no requirement that non‑management directors meet regularly without management.  Our chairperson and Chief Executive Officer is a member of our board of directors.  All other members of our board of directors meet the NYSE’s definition of “non‑management” directors.  The non‑management directors on our board do not typically meet in executive session.  Our board of directors consists of nine non‑management directors.

Fiscal Committee

Under the Brazilian Corporate Law, the Conselho Fiscal, or fiscal committee, is a corporate body independent of management and a company’s external auditors.  The fiscal committee may be either permanent or non‑permanent, in which case it is appointed by the shareholders to act during a specific fiscal year.  A fiscal committee is not equivalent to, or comparable with, a U.S. audit committee.  The primary responsibility of the fiscal committee is to review management’s activities and a company’s financial statements, and to report its findings to the company’s shareholders.  The Brazilian Corporate Law requires fiscal committee members to receive as remuneration at least 10% of the average annual amount paid to a company’s executive officers.  The Brazilian Corporate Law requires a fiscal committee to be composed of a minimum of three and a maximum of five members and their respective alternates.

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

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.  However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian Corporate Law.  Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance.  The audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps coordinate their activities.  It also evaluates the effectiveness of our internal financial and legal compliance controls.  The audit committee comprises three members elected by the board of directors for a two‑year term with the right to re‑election, all three of which are independent.  The current members of our audit committee are Jerônimo Antunes, Reinaldo Guerreiro and Francisco Vidal Luna.  All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements.  Jerônimo Antunes is the committee’s “financial expert” within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

Corporate Risks Management Committee

In 2009, our board of executive officers created the Corporate Risks Management Committee with responsibilities to:  i) evaluate the maximum amounts of risk that Management should incur in its operations in order to obtain planned results; ii) evaluate the identification, measurement, treatment and processing of risks in action plans; iii) forward its statements, proposals and evaluations to the audit committee and to the board of executive officers for review, as well as submit such statements, proposals and evaluations to the board of directors for approval.  The Corporate Risks Management Committee has a coordinator and consists of representatives from the following management divisions: CEO's Office; Corporate Management; Technology, Enterprises and Environment; Metropolitan; Economics and Finance and Investor Relations; and Regional Systems.

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

Anticorruption Compliance

Law No. 12,846, of August 1, 2013 (the “Anticorruption Law”), as further regulated by Decree No. 8,420/2015, introduced the concept of strict liability for legal entities involved in harmful acts against the public administration, as defined in the Anticorruption Law, subjecting the violator to penalties both in administrative and civil law.  Similar to the Foreign Corrupt Practices Act of the United States, to which we are also subject, the Anticorruption Law considers that an effective implementation of Compliance Programs may be used to mitigate the administrative penalties to be applied as a consequence of a harmful act against the public administration.  In 2014, we analyzed our current compliance practices and defined action plans based on the analysis of 2013 corporate corruption and fraud risks.

As a mixed capital company, our Compliance Program encompasses two distinct situations – active corruption and passive corruption – and follows the recommendations of the Organization for Economic Cooperation and Development, the United Nations Office on Drugs and Crimes, and the World Bank.   Our program incorporates and focuses on high management, structural functioning, the provision of complaint hotlines, monitoring of third-party relationships, governance and internal controls, risk management, training and communication.

Citizens’ Access to Information at Sabesp

Federal Law No. 12,527/2011 (LAI), regulated by State Decree No. 58.052/2012, determines that government entities must create Citizen Information Services – SIC units which receive and manage information requests from the public, and make available to citizens information requested or otherwise provided the reasons for denial of such information requests.

In order to comply with LAI, we implemented the Citizen Information Service - SIC, structuring the internal flow of information to serve citizen within the terms provided for by laws and is drafting the Table of documents, data and information, defining restrictive information, protecting business strategic information and pursuing the transparent management.  We also made available at our website basic information required by laws and the software to citizens to request information, according to the standards of the São Paulo State Government.

These duties are linked to the Risk Management area whose main assumption is the transparency, quality of information and compliance with strategic rules of a listed company.

H.      Mine Safety Disclosure

Not applicable.

Part III

ITEM 17.         FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.         FINANCIAL STATEMENTS

The following financial statements, together with the Report of Independent Registered Public Accounting Firms, are filed as part of this annual report.  See “Index to Financial Statements”.

ITEM 19.         EXHIBITS

Item	Description
1.1	By‑laws of the Registrant (English translation) (incorporated by reference to the Form 6‑K filed on May 13, 2014).
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

4.17	Term of Agreement between the Registrant, the State of São Paulo and the DAEE, dated March 18, 2015 (English translation) (incorporated by reference to the Form 6‑K filed on April 15, 2015).
11.1	Code of Ethics and Conduct dated June 1, 2014 (English translation) (incorporated by reference to the Form 6‑K filed on July 24, 2014).
12.1	Certification of Jerson Kelman, Chief Executive Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of Jerson Kelman, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
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

By:         /s/ Jerson Kelman
Name:      Jerson Kelman
Title:         Chief Executive Officer

By:         /s/ Rui de Britto Álvares Affonso
Name:      Rui de Britto Álvares Affonso
Title:         Chief Financial Officer and Investor
                  Relations Officer

Date:  April 28, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financial Statements as of

December 31, 2014 and 2013

and for the years ended

December 31, 2014, 2013 and 2012

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
FINANCIAL STATEMENTS

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

We have audited the accompanying statement of financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) as of December 31, 2014 and 2013, and the related statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

São Paulo, Brazil

April 28, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2014 and 2013

Amounts in thousands of reais

Assets	Note	December 31, 2014	December 31, 2013
Current assets
Cash and cash equivalents	7	1,722,991	1,782,001
Trade accounts receivable	9 (a)	1,034,820	1,120,053
Accounts receivable from related parties	10 (a)	121,965	134,855
Inventories		66,487	58,401
Restricted cash	8	19,750	10,333
Recoverable taxes	17 (a)	148,768	87,405
Other accounts receivable		100,664	61,039
Total current assets		3,215,445	3,254,087

Noncurrent assets
Trade accounts receivable	9 (a)	189,458	395,512
Accounts receivable from related parties	10 (a)	102,018	130,457
Escrow deposits		69,488	54,827
Deferred income tax and social contribution	18	209,478	114,030
Water National Agency – ANA	11	122,634	107,003
Other accounts receivable		87,286	94,952

Investments	12	21,223	23,660
Investment properties	13	54,039	54,039
Intangible assets	14	25,979,526	23,846,231
Property, plant and equipment	15	304,845	199,496

Total noncurrent assets		27,139,995	25,020,207
Total assets		30,355,440	28,274,294

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2014 and 2013

Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2014	December 31, 2013
Current liabilities
Trade payables and contractors		323,513	275,051
Current portion of long-term loans and financing	16	1,207,126	640,940
Accrued payroll and related charges		387,971	314,926
Taxes and contributions	17 (b)	74,138	115,382
Interest on shareholders' equity payable	22 (c)	214,523	456,975
Provisions	19 (a)	625,092	631,374
Services payable	21	318,973	323,208
Public-Private Partnership – PPP	14 (h)	38,047	20,241
Program Contract Commitments	14 (d) (iv)	189,551	77,360
Other liabilities		101,642	116,924
Total current liabilities		3,480,576	2,972,381

Noncurrent liabilities
Loans and financing	16	9,578,641	8,809,134
Deferred Cofins and PASEP		129,351	129,849
Provisions	19 (a)	595,255	549,008
Pension obligations	20 (b)	2,729,598	2,327,016
Public-Private Partnership – PPP	14 (h)	330,236	322,267
Program Contract Commitments	14 (d) (iv)	18,208	88,678
Other liabilities		189,172	145,160
Total noncurrent liabilities		13,570,461	12,371,112

Total liabilities		17,051,037	15,343,493

Equity	22
Capital stock		10,000,000	6,203,688
Capital reserve		-	124,255
Earnings reserves		3,694,151	6,736,389
Other comprehensive income		(389,748)	(133,531)
Total equity		13,304,403	12,930,801
Total equity and liabilities		30,355,440	28,274,294

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Income for the

Years ended December 31, 2014, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	Note	2014	2013	2012

Net operating revenue	25	11,213,216	11,315,567	10,737,631
Operating cost	26	(7,635,599)	(6,816,263)	(6,449,951)

Gross profit		3,577,617	4,499,304	4,287,680

Selling expenses	26	(736,608)	(637,103)	(697,252)
Administrative expenses	26	(924,359)	(729,117)	(717,377)
Other operating income (expenses), net	28	(3,488)	3,296	(23,175)
Equity results	12	(2,453)	2,465	(6,532)

Operating profit before financial result		1,910,709	3,138,845	2,843,344

Financial expenses	27	(712,293)	(602,910)	(578,230)
Financial income	27	422,732	386,110	333,129
Foreign exchange result, net	27	(346,305)	(266,446)	(50,571)

Financial expenses, net		(635,866)	(483,246)	(295,672)

Profit before income tax and social contribution		1,274,843	2,655,599	2,547,672
Income tax and social contribution
Current	18 (d)	(437,417)	(742,578)	(593,743)
Deferred	18 (d)	65,557	10,538	(42,029)
		(371,860)	(732,040)	(635,772)
Profit for the year		902,983	1,923,559	1,911,900
Earnings per share - basic and diluted (in reais)	23	1.32	2.81	2.80

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Comprehensive Income for the

Years ended December 31, 2014, 2013 and 2012

Amounts in thousands of reais

	Note	2014	2013	2012
Profit for the year		902,983	1,923,559	1,911,900
Other comprehensive income		(256,217)	325,284	(457,862)
Items which will not be subsequently reclassified to the statement of income:
Actuarial gains and (losses) on defined benefit plans	20 (b)	(256,217)	325,284	(457,862)
Total comprehensive income for the year		646,766	2,248,843	1,454,038

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Changes in Equity for the

Years ended December 31, 2014, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

				Earnings Reserves
	Note	Capital stock	Capital Reserve	Legal Reserve	Investments Reserve	Additional dividends proposed	Retained earnings	Other Comprehensive Income	Total
Balances as of December 31, 2011		6,203,688	124,255	521,219	3,408,591	288,143	-	(953)	10,544,943
Net income for the year		-	-	-	-	-	1,911,900	-	1,911,900
Actuarial gains (losses)		-	-	-	-	-	-	(457,862)	(457,862)
Total comprehensive income for the year		-	-	-	-	-	1,911,900	(457,862)	1,454,038
Legal reserve		-	-	95,595	-	-	(95,595)	-	-
Interest on shareholders’ equity (R$1.99 per share)		-	-	-	-	-	(454,076)	-	(454,076)
2011 additional dividends, approved (R$1.26 per share)		-	-	-	-	(288,143)	-	-	(288,143)
Additional proposed dividends		-	-	-	-	80,201	(80,201)	-	-
Transfer to investments reserve		-	-	-	1,282,028	-	(1,282,028)	-	-
Balances as of December 31, 2012		6,203,688	124,255	616,814	4,690,619	80,201	-	(458,815)	11,256,762
Net income for the year		-	-	-	-	-	1,923,559	-	1,923,559
Actuarial gains (losses)	20(b)	-	-	-	-	-	-	325,284	325,284
Total comprehensive income for the year		-	-	-	-	-	1,923,559	325,284	2,248,843
Legal reserve	22 (e)	-	-	96,178	-	-	(96,178)	-	-
Interest on shareholders’ equity (R$0.6684 per share)	22 (c)	-	-	-	-	-	(456,845)	-	(456,845)
2012 additional dividends, approved (R$1.99 per share)		-	-	-	-	(80,201)	-	-	(80,201)
Additional proposed dividends	22 (c)	-	-	-	-	80,620	(80,620)	-	-
Withholding income tax on interest on shareholders’ equity attributed as minimum mandatory dividends		-	-	-	-	(37,758)	-	-	(37,758)
Transfer to investments reserve		-	-	-	1,289,916	-	(1,289,916)	-	-
Balances as of December 31, 2013		6,203,688	124,255	712,992	5,980,535	42,862	-	(133,531)	12,930,801

Net income for the year		-	-	-	-	-	902,983	-	902,983
Actuarial gains (losses)	20 (b)	-	-	-	-	-	-	(256,217)	(256,217)
Total comprehensive income for the year		-	-	-	-	-	902,983	(256,217)	646,766
Legal reserve	22 (e)	-	-	45,149	-	-	(45,149)	-	-
Interest on shareholders’ equity (R$0.3138 per share)	22 (c)	-	-	-	-	-	(214,458)	-	(214,458)
2013 additional dividends, approved (R$0.6684 per share)		-	-	-	-	(42,862)	-	-	(42,862)
Additional proposed dividends	22 (c)	-	-	-	-	37,846	(37,846)	-	-
Withholding income tax on interest on shareholders’ equity attributed as minimum mandatory dividends		-	-	-	-	(15,844)	-	-	(15,844)
Capitalization of reserves		3,796,312	(124,255)	-	(3,672,057)	-	-	-	-
Transfer to investments reserve		-	-	-	605,530	-	(605,530)	-	-
Balances as of December 31, 2014		10,000,000	-	758,141	2,914,008	22,002	-	(389,748)	13,304,403

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Cash Flows for the

Years ended December 31, 2014, 2013 and 2012

Amounts in thousands of reais

	December 31, 2014	December 31, 2013	December 31, 2012
Cash flow from operating activities
Profit before income tax and social contribution	1,274,843	2,655,599	2,547,672
Adjustments for:
Depreciation and amortization	1,004,471	871,073	738,525
Residual value of property, plant and equipment and intangible assets written-off	48,248	28,498	12,059
Allowance for doubtful accounts	139,589	103,864	192,236
Provisions and inflation adjustment	236,122	202,730	201,196
Interest calculated on loans and financing payable	379,489	390,039	404,196
Inflation adjustment and foreign exchange gains (losses) on loans and financing	443,414	340,492	85,122
Interest and inflation adjustment losses	17,900	18,401	24,553
Interest and inflation adjustment gains	(36,227)	(7,671)	(12,862)
Financial charges from customers	(195,948)	(234,138)	(171,481)
Margin of fair value on intangible assets arising from concession	(62,520)	(50,248)	(50,072)
Provision for Consent Decree (TAC)	52,008	22,518	57,332
Indemnities receivable	-	-	60,295
Equity results	2,453	(2,465)	6,532
Provision from São Paulo agreement	(23,306)	3,168	2,466
Provision for defined contribution plan – SABESPREV MAIS	8,395	9,167	5,728
Pension obligations	289,294	260,003	213,747
Other adjustments	43,543	(33,576)	34,772
	3,621,768	4,577,454	4,352,016
Changes in assets
Trade accounts receivable	363,343	(11,515)	56,003
Accounts receivable from related parties	42,670	5,586	60,450
Inventories	(8,699)	(6,133)	(8,858)
Recoverable taxes	(148,578)	31,016	(29,758)
Escrow deposits	4,528	(1,669)	1,020
Other accounts receivable	(47,590)	(13,868)	(77,613)
Changes in liabilities
Trade payables and contractors	(85)	(15,454)	(16,898)
Services payable	19,071	(65,883)	5,975
Accrued payroll and related charges	21,037	47,594	(33,502)
Taxes and contributions payable	28,383	(146,664)	(47,800)
Deferred Cofins/Pasep	(498)	6,118	9,625
Provisions	(196,157)	(211,502)	(583,871)
Pension obligations	(172,820)	(158,442)	(140,115)
Other liabilities	(6,946)	(59,211)	(53,086)
Cash generated from operations	3,519,427	3,977,427	3,493,588

Interest paid	(603,563)	(533,362)	(589,189)
Income tax and social contribution paid	(435,612)	(666,883)	(561,158)
Net cash generated from operating activities	2,480,252	2,777,182	2,343,241
Cash flows from investing activities
Acquisition of intangibles	(2,658,857)	(2,305,031)	(2,008,699)
Restricted cash	(9,417)	54,644	34,752
Investment increase	(16)	(369)	(5,372)
Purchases of tangible assets	(89,451)	(30,743)	(17,377)
Net cash used in investing activities	(2,757,741)	(2,281,499)	(1,996,696)

Cash flows from financing activities
Loans and financing
Proceeds from loans	1,258,101	1,779,529	1,620,852
Payments of loans	(529,535)	(1,780,673)	(1,518,240)
Payment of interest on shareholders' equity	(467,469)	(498,669)	(578,705)
Public-Private Partnership – PPP	(4,189)	(13,809)	(40,285)
Program Contract Commitments	(38,429)	(116,034)	(56,272)
Net cash generated by (used in) financing activities	218,479	(629,656)	(572,650)

Decrease in cash and cash equivalents	(59,010)	(133,973)	(226,105)

Represented by:
Cash and cash equivalents at beginning of the year	1,782,001	1,915,974	2,142,079
Cash and cash equivalents at end of the year	1,722,991	1,782,001	1,915,974
Decrease in cash and cash equivalents	(59,010)	(133,973)	(226,105)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

1              Operational context

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

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

On December 31, 2014, the Company operated water and sewage services in 364 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes; however, since most of municipality is serviced by wholesale, it was not included in the 364 municipalities. On December 31, 2014, the Company had 366 contracts.

SABESP is not temporarily operating in some municipalities due to judicial orders. The lawsuits in progress refer to Álvares Florence, Cajobi, Embaúba, Iperó and Macatuba, and the carrying amount of these municipalities' intangible assets was R$11,328 as of December 31, 2014 (R$11,351 as of December 31, 2013).

As of December 31, 2014, 54 concession agreements had expired and are being negotiated. From 2015 to 2030, 38 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By December 31, 2014, 274 program and services contracts were signed (266 contracts on December 31, 2013).

As of December 31, 2014, the carrying amount of the underlying assets used in the concessions of the municipalities under negotiation totaled R$6,182,431, accounting for 23.80% of total, and the related revenue for the year then ended totaled R$1,951,962 on December 31, 2014, accounting for 16.51% of total.

The Company's operations are concentrated in the municipality of São Paulo, which represents 49.42% of the gross revenues on December 31, 2014 (51.75% in December 2013) and 42.29% of intangible assets (42.46% in December 2013).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

On June 23, 2010, the State of São Paulo through its Governor, the Municipality of São Paulo represented by its mayor, SABESP as intervening and consenting party and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

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

In the municipality of Santos, in the Santos coast region, which has a significant population, the Company operates under an authorization by public deed, a situation similar to other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it. As of December 31, 2014, the carrying amount of the municipality of Santos’ intangible assets was R$205,261 (R$340,530 in December 2013) and gross revenue in the year ended December 31, 2014 was R$231,493 (R$249,393 in December 2013).

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Water shortage – SABESP’s operations have been influenced by record high temperatures seen in the metropolitan region of São Paulo, the lowest rainfalls and water inflow over the past 84 years at the reservoirs comprising the Cantareira System, whose level is below the historical series. At the early stage of water shortage, these reservoirs directly supplied approximately 8.8 million people. In order to deal with this situation and maintain a non-stop supply, SABESP is:

•         catching water from the Cantareira System’s technical reserve, i.e., the water availability below the capture by gravity;

•         adopting new economic incentives to stimulate the Greater São Paulo’s households to reduce water consumption;

•         relocating water between the reservoirs in order to supply approximately 2.5 million consumers located in regions historically supplied by the Cantareira System;

•         intensifying advertising campaigns for the rational use of water;

•         investing in operating measures to reduce losses, by expanding sectorization and controlling nighttime pressure in the network;

•         anticipating investments to increase water security.

It is worth mentioning that water reservation capacity relies on several factors, such as rainfalls, temperature and atmospheric humidity, as well as the type and soil humidity in water sources regions.

The water shortage in 2014 and its persistence in 2015 also impacted the Company financially. As a result, since 2014 up to date, the Company has taken decisions to minimize these effects, including rearrangement of investments, expense budget reduction, negotiation of overdue credits (mainly with the São Paulo State government and municipalities serviced on a wholesale basis), implementation of contingency tariff, request for extraordinary tariff revision and other actions.

The Company’s Management expects the funds available in cash on December 31, 2014, totaling R$1,722,991, the operating cash generation estimated for 2015 and the lines of credit available for investments are sufficient to meet its short-term liabilities and not compromise the actions necessary to overcome the water shortage, preserving our consumers’ supply.

Refers to other disclosures about this issue in Note 25 – operating income and Note 31 - events after the reporting period.

The financial statements were approved by the Management on April 28, 2015.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

2             Basisofpreparationandpresentationofthefinancialstatements

The financial statements of the Company have been prepared in accordance with the IFRS, issued by the International Accounting Standards Board – IASB), issued by the International Accounting Standards Board “IASB”). These policies have been consistently applied to all years presented.

The financial statements have been prepared under the historical cost except for certain financial instruments, which were measured at fair value according to IFRS.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree to judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in Note 6.

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

3.2  Financial assets and liabilities

Financial Assets - Classification

The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. On December 31, 2014 and 2013, the Company did not have financial assets classified under the fair value through profit or loss, held-to-maturity and available-for-sale financial instruments category.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Loans and receivables

These comprise receivables, which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. Loans and receivables are presented in current assets, except for those with maturity of more than 12 months after the statement of financial position date (these are classified as noncurrent assets). The Company's loans and receivables include cash and cash equivalents, balances of trade accounts receivable, accounts receivable from related parties, other accounts receivables, receivables from the Water National Agency – ANA. Loans and receivables are recorded at fair value and subsequently at amortized cost, under the effective interest rate method.

Financial Liabilities - Classification

The Company classifies its financial liabilities into the following categories: measured at fair value through profit or loss and other liabilities. Classification depends on the purpose to which the financial liabilities were assumed. As of December 31, 2014 and 2013, the Company did not have liabilities classified into the fair value through profit or loss category.

Other liabilities

This category comprises balances payable to contractors and suppliers, loans and financing, services payable, balances payable from public-private partnership (PPP), and program contract commitments.

The effective interest rate method is adopted to calculate the amortized cost of a financial liability and allocate its interest expense under the respective period. The effective interest rate exactly deducts the estimated future cash flows (including fees, transaction costs and other issue costs) throughout the financial liability’s estimated life or, when appropriate, during a shorter period, for initial recognition of the net carrying amount.

3.3  Net Operating revenue

(a)         Revenue from water and sewage services

Revenue from water supply and sewage collection are recognized as the water is consumed and services are provided. Revenues, including the revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services. Revenue is shown net of value-added tax, rebates and discounts. Revenues from unbilled represent incurred revenues in which the services were provided, but not yet billed until the end of the each period. Water supply and sewage services are recorded as trade accounts receivable based on monthly estimates of the completed services. Concerning revenues of wholesale municipal governments, which do not pay the full invoice, the Company records an allowance for doubtful accounts upon invoicing in revenue reduction account.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

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

3.4  Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are amounts due from customers for services performed in the ordinary course of business. These are classified as current assets, except when maturity exceeds 12 months after the end of the reporting period. In these cases, they are presented as noncurrent assets.

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

3.6  Investment Properties

The investment properties are recorded at the acquisition or construction cost, less accumulated depreciation until these are carried to this group, where applicable, calculated by the straight-line method at rates that consider the estimated useful life of assets. Expenditures related to repairs and maintenance are recorded in the statement of income when incurred.

The Company also maintains few assets for indeterminate use in the future, i.e., it is not defined if the Company will use the property in the operation or sell the property in the short term during the ordinary course of business.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

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

Depreciation is calculated using the straight-line method to allocate their cost and is described in Note 15(c). Lands are not depreciated.

Residual values and the useful life of assets are revised and adjusted, where applicable, at the end of each year.

Gain and losses on disposals are determined by the difference between the proceeds with the carrying amount and are recognized within other operating income (expenses) in the statement of income.

3.8  Intangible assets

Intangibles are stated at acquisition cost and/or construction of the underlying assets, including construction margin, interest and other financial charges capitalized during the construction period, in this case, for the qualifying assets. Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale. The Company considers that substantial period means a period greater than 12 months. This period was established by considering the completion period of the majority of its constructions, which is greater than 12 months, which corresponds to one fiscal year of SABESP.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(b)          Software licenses

Software licensing is capitalized based on the acquisition costs and other implementation costs. Amortizations are recorded according to the useful lives and the expenses associated with maintaining these are recognized as expenses when incurred.

3.9  Impairment of non-financial assets

Property, plant and equipment, intangibles and other noncurrent assets with definite useful lives, are yearly reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company does not record assets with indefinite useful life and assessed that there are no indications of impairment losses, mainly supported by Law 11,445/07, which ensures that basic sanitation public utilities will have assured its economic and financial sustainability through tariffs or via indemnity.

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

3.11  Loans and financing

Borrowings are initially recognized at fair value, upon receipt of funds, net of transaction costs. Subsequently, borrowings are stated at amortized cost, as presented in Note 16. Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

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

For foreign currency-denominated loans or financing, the Company analyzes them as if they were contracted in local currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if these were contracted in the domestic market in similar lines of credit.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

3.13  Payroll and related charges

Salaries include an accrual for vacations and the 13th salary and additional payments negotiated in collective labor agreements plus related charges and are recorded on the accrual basis.

3.14  Profit sharing

The Company's profit sharing plan for its employees is based on operational and financial targets of the Company as a whole. The Company recognizes a provision when it is contractually required or when there is a practice in the past that created a constructive obligation. The accrual for profit sharing is recorded on the accrual basis period as operating expenses and operating cost.

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

For financial statement presentation purposes, the provision is stated net of the related escrow deposits based on the legal right to offset. The bases and the nature of the provisions for civil, tax, labor and environmental risks are described in Note 19.

Escrow deposits not linked to related liabilities are recorded in noncurrent assets. Escrow deposits are indexed for inflation.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

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

Deferred tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements, according to IAS 12. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction that at the time of the transaction affects neither accounting nor taxable profit nor loss, except for business combinations. Deferred income tax is determined using tax rates (and laws) effective at the end of the reporting period and expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

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

3.19  Pension obligations

(a)      Defined benefit

The Company makes contributions to defined benefit plans on a contractual basis and sponsored thereby, managed by Fundação Sabesp de Seguridade Social (“Sabesprev”), a supplementary private pension closely-held entity. The regular contributions comprise the net administrative expenses and are recognized in the statement of income for the period.

Liabilities from defined benefit pension plan obligations correspond to the present value of the defined benefit obligation at the end of the reporting period, less the fair value of the plan’s assets. The defined benefit obligation (G1) and (G0) are calculated on an annual basis by independent actuaries, using the projected unit credit method. The estimated future cash outflows is discounted to its present value, using the interest rates of Government bonds with maturities that approximate the maturity of the related liability.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(b)      Defined contribution

The Company makes contributions to defined contribution plans (Sabesprev Mais) on a contractual basis and sponsored thereby, managed by Sabesprev, a supplementary private pension closely-held entity that provides post-employment benefits to its employees.

A defined contribution plan is a pension plan according to which the Company makes fixed contributions to a separate entity. The Company has no obligation of making contributions if the fund has no sufficient funds to pay to all employees the benefits related to employee’s services in current and previous period.

3.20  Financial income and expenses

Financial income is primarily comprised of interest, inflation adjustments and exchange variations resulting from financial investments, escrow deposits and negotiations with customer to pay by installments, using the effective interest rate method.

Financial expenses are primarily comprised of interest, inflation adjustments and exchange variations on loans and financing, provisions, public-private partnership, program contract commitments and provisions. These financial income and expenses are calculated using the effective interest rate method.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

3.22  Other current and noncurrent assets and liabilities

Other assets are stated at cost of acquisition, net of any impairment loss, where applicable. The amounts recognized as other liabilities are stated at known or estimated amounts, including, where applicable, related charges and monetary variations.

3.23  Dividends and Interest on Shareholders' Equity

The Company uses the tax benefits of distributing dividends as interest on shareholders' equity, as permitted by Brazilian Law. This distribution of dividend is accounted for in accordance with Brazilian Law 9249/95 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP). The benefit attributed to the shareholders is recognized in the current liability against Equity, based on its by-laws. Dividends and interest on shareholders´ equity over the minimum established in the by-laws are recognized when approved by the shareholders in the shareholders’ meeting. The tax effects of the interest on shareholders’ equity are recognized in the statement of income of the year, under the same recognition basis.

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

Based on how the Company treats its business and how decision-making of resources allocation is made, two operating segments (water and sewage) were stated for financial reporting purposes. The segment reporting is detailed in Note 24.

3.26  Translation into foreign currency

(a)      Functional and reporting currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the company operates ("the functional currency"). The financial statements are presented in Brazilian reais (R$), which is also the Company's functional currency. All financial information has been stated in reais and rounded to the next thousand, except where otherwise indicated.

(b)      Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates prevailing at the transaction dates. Balance sheet accounts are translated by the exchange rate prevailing at balance sheet date.

Foreign exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated cash assets and liabilities are recognized in the statement of income, except for loans and financing referring to property, plant and equipment or intangible assets in progress, where foreign exchange losses are recognized as corresponding entry to the asset while construction is in progress, as described in Note 3.12.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

4             Changes in accounting practices anddisclosures

4.1  New standards, amendments and interpretations effective for periods beginning on or after January 1, 2014

New standards and reviews

Standard	Key requirements	Effectiveness date

IFRIC 21 - Levies

The International Financial Reporting Interpretations Committee – IFRIC 21 addresses the issue of when to recognize a tax liability. This interpretation defines tax and specifies that the triggering event originating the liability to pay a tax is the activity generating the payment of tax, as identified by laws. The interpretation provides guidelines on how different types of taxes must be recorded; it particularly clarifies that the economic obligation, as well as the assumption of going concern when preparing the financial statements, does not imply, severally or jointly the present liability to pay a tax which will be generated by the entity’s operations in the future.

January 1, 2014
Amendments to IFRS 10, IFRS 12 and IAS 27 – Investment Entity

The amendments to IFRS 10 define investment entities and introduce an exception to the requirement of consolidating the subsidiaries of an investment entity. With regard to the exception, an investment entity must measure its interest in subsidiaries at fair value through profit or loss. The exception shall not apply to investment entities’ subsidiaries providing services related to investment entity’s activities.

To be classified as an investment entity, certain criteria must be met. Specifically, an entity will be classified as investment entity when:

•         It receives funds from one or more investors in exchange for investment management services.

•         Its commitment with investor(s) is to invest funds only to obtain return on capital, investment income, or both.

•    Measure and assess the performance of almost all its investments at fair value.

The amendments to IFRS 12 and IAS 27 introduce new reporting requirements for investment entities.

January 1, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Standard	Key requirements	Effectiveness date

Amendments to IAS 32 – Financial Instruments: Offsetting Financial Assets and Liabilities

These clarify requirements related to offsetting financial assets and liabilities. Specifically, these amendments clarify the meaning of the expressions “currently has the offset enforceable legal right” and “simultaneous realization and settlement”.

January 1, 2014
Amendments to IAS 36 – Disclosure of the Recoverable Amount of Non-financial Assets

These exclude the requirement to report the recoverable amount of a Cash-Generating Unit (CGU) to which goodwill or other intangible assets, with indefinite useful lives, were allocated, in case of no impairment or impairment reversal of the related CGU.

Additionally, the amendments introduce additional reporting requirements, applicable when the recoverable amount of an asset or CGU is measured at fair value, loss sale costs. This new reporting includes fair value hierarchy, main assumptions and valuation techniques adopted. These requirements are in line with the reporting under the IFRS 13 – Fair Value Measurements.

January 1, 2014
Amendments to IAS 39 – Financial Instruments: Renewal of Derivatives and Continuation of Hedge Accounting

These exempt the mandatory discontinuance of hedge accounting when a derivative, designated as hedge instrument, is renewed under certain circumstances. These amendments also clarify that any change in fair value of derivative designated as hedge instrument, resulting from the renewal, must be included in the evaluation and measurement of the hedge’s effectiveness.

January 1, 2014

Analysis of the impact of the new rules, amendments or interpretations of the rules to the Company:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

IFRIC 21 - Levies

The application of this interpretation did not materially impact reporting or the amounts recognized in the annual financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 27 – Investment Entity

Since the Company is not an investment entity (adopting the criteria defined by IFRS 10), there were no impacts in the disclosures and in the amounts recognized in the financial statements.

Amendments to IAS 32 – Financial Instruments: Offsetting Financial Assets and Liabilities

The Company evaluated if certain financial assets and liabilities are qualified for offsetting based on the criteria of amended standard and concluded that there are no impacts on the financial statements.

Amendments to IAS 36 – Reporting of the Recoverable Amount of Non-financial Assets

The application of these amendments did not impact the Company’s financial statements.

Amendments to IAS 39 – Financial Instruments: Renewal of Derivatives and Continuation of Hedge Accounting

Since the Company does not have any derivative submitted to renewal, the application of these amendments do not pose impacts on reporting or on the amounts recognized in the financial statements.

4.2 New standards, amendments and interpretations to existing standards that are not yet effective

The Company did not early adopt the new and revised IFRSs below:

IFRS 9	Financial Instruments[3]
IFRS 14	Deferred Regulatory Accounts[1]
IFRS 15	Revenue from Contracts with Customers[2]
Amendments to IFRS 11	Accounting for Acquisition of Interest in Joint Ventures[1]
Amendments to IAS 16 and IAS 38	Clarifications of Acceptable Methods of Depreciation and Amortizatoin[1]

1 Effective for annual periods beginning on or after January 1, 2016.

2 Effective for annual periods beginning on or after January 1, 2017.

3 Effective for annual periods beginning on or after January 1, 2018.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

5             Risk Management

5.1  Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, exposing them to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the periods reported.

(a)       Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term loans.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated loans and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk, but conducts an active management of debt, taking advantage of opportunities to change expensive debts with “cheaper” debts, reducing the cost through early maturity.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$4,363,898 on December 31, 2014 (R$3,715,645 in December 2013). Below, the Company’s exposure to foreign exchange risk:

	December 31, 2014		December 31, 2013
	Foreign currency	R$	Foreign currency	R$

Loans and financing – US$	1,231,188	3,270,282	1,181,256	2,767,210
Loans and financing – Yen	48,066,910	1,068,527	41,504,249	926,790
Interest and charges from loans and financing – US$		17,703		14,512
Interest and charges from loans and financing – Yen		7,386		7,133
Total exposure		4,363,898		3,715,645
Financing cost		(17,606)		(17,092)
Total loans in foreign currency (Note 16)		4,346,292		3,698,553

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

The 18% increase in foreign currency-denominated debt between December 31, 2013 and December 31, 2014 was mainly due to the following reasons:

1)       A 4% increase in US dollar-denominated debt and a 16% increase in Yen-denominated debt; and

2)      Exchange rate changes, since the US dollar appreciated 13%, from R$2.343 on December 31, 2013 to R$2.656 on December 31, 2014. The US dollar-denominated debt accounts for 75% of foreign currency-denominated debts.

As of December 31, 2014, if the Brazilian real had appreciated or depreciated by 10% against the US dollar and Yen with all other variables held constant, effects on results before taxes for the year would have been R$436,390 (R$371,564 in December 2013), lower or higher, mainly as a result of foreign exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of   the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian Real.

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure on December 31, 2014 (Liabilities) in US$	1,231,188	1,231,188	1,231,188

US$ rate on December 31, 2014	2.6562	2.6562	2.6562
Exchange rate estimated according to the scenario	2.8000	3.5000	4.2000
Difference between the rates	(0.1438)	(0.8438)	(1.5438)

Effect on net financial result R$ - (loss)	(177,045)	(1,038,876)	(1,900,708)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure on December 31, 2014 (Liabilities) in Yen	48,066,910	48,066,910	48,066,910

Yen rate on December 31, 2014	0.02223	0.02223	0.02223
Exchange rate estimated according to the scenario	0.02334	0.02918	0.03501
Difference between the rates	(0.00111)	(0.00695)	(0.01278)

Effect on net financial result in R$ - (loss)	(53,354)	(334,065)	(614,295)

Total effect on net financial result in R$ - (loss)	(230,399)	(1,372,941)	(2,515,003)

(*) The probable scenario in foreign currency (US dollar and Yen) considered the average exchange rate for the 12-month period after December 31, 2014, according to BM&FBovespa.

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

The table below provides the Company's loans and financing subject to variable interest rate:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2014	December 31, 2013

TR(i)	1,578,250	1,646,546
CDI(ii)	1,712,010	1,212,010
TJLP(iii)	1,059,074	990,273
IPCA(iv)	1,492,320	1,413,629
LIBOR(v)	1,953,989	1,599,815
Interest and charges	133,776	120,839
Total	7,929,419	6,983,112

(i)    TR – Interest Benchmark Rate

(ii)   CDI (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii)  TJLP (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv)  IPCA (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v)   LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch between the inflation adjustment indices of its debts with those of its service revenues. Water supply and sewage services tariffs do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting the Company's indebtedness.

As of December 31, 2014, if interest rates on loans and financing denominated in Brazilian reais had been 1% higher or lower with all other variables held constant, the effects on profit for the year before taxes would total R$79,294 (R$69,831 in December 2013) lower or higher, mainly as a result of a lower or higher interest expense on floating rate loans and financing.

(b)      Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed customer base.

The maximum exposures to credit risk at the reporting date are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade accounts receivable and accounts receivable from related parties in the balance sheet date. (See Notes 7, 8, 9 and 10).

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to provision for impairment may be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2014	December 31, 2013
Cash at bank and short-term bank deposits
AAA(bra)	1,722,347	1,781,327
Other (*)	644	674
	1,722,991	1,782,001

(*)This category includes current accounts and investment funds in banks which have no credit rating information available.

The available credit rating information of the banks in which the Company made transactions during 2014 is as follows:

Banks	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AAA (bra)	Aaa.br	-
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Brazilian Federal Savings Bank	AAA (bra)	Aaa.br	brAAA
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	brAAA

(c)      Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its Capex and operating expenses needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities of the Company, by maturities periods, including the installment of principal and future interest to be paid according to the agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	2015	2016	2017	2018	2019	2020 onwards	Total
As of December 31, 2014

Liabilities
Loans and financing	1,685,090	1,653,018	1,775,960	1,336,078	1,373,623	6,810,293	14,634,062
Accounts payable to suppliers and contractors	323,513	-	-	-	-	-	323,513
Services payable	318,973	-	-	-	-	-	318,973
Public-private partnership -PPP (*)	46,038	46,038	46,038	285,104	285,104	4,658,233	5,366,555
Program contract commitments	199,566	3,233	911	591	801	16,504	221,606

(*) The Company also considered future commitments (constructions in progress) which is still not recognized in the financial statements related to São Lourenço PPP, due to the relevance of future cash flows, the impacts on its operations and the fact the Company already has formalized this commitment through an agreement signed by the parties.

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has loan and financing agreements including cross default clauses, i.e., the early maturity of any Company’s debt may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of this clause.

5.2 Capital management

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

	December 31, 2014	December 31, 2013

Total loans and financing(Note 16)	10,785,767	9,450,074
(-)Cash and cash equivalents(Note 7)	(1,722,991)	(1,782,001)

Net debt	9,062,776	7,668,073
Total equity	13,304,403	12,930,801

Total capital	22,367,179	20,598,874

Leverage ratio	41%	37%

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

On December 31, 2014, the leverage ratio increased to 41% from the 37% recorded on December 31, 2013, due to the increase of R$1,335.7 million in loans and financing mainly resulting from the inflow of financial resources in 2014 and loan agreements in progress, as well as the effect of the Real depreciation against the U.S. dollar.

5.3 Fair valueestimates

It is assumed that balances from trade accounts receivable (current) and trade payables to suppliers by carrying amount, less impairment, approximate their fair values, considering the short maturity. Noncurrent trade accounts receivable also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

5.4 Financial Instruments

On December 31, 2014 and December 31, 2013, the Company neither had financial assets classified into the fair value categories through profit or loss, held to maturity and available for sale, nor financial liabilities classified as fair value through profit or loss. The Company’s financial instruments included in the loans and receivables category comprise cash and cash equivalents, restricted cash, trade accounts receivable, accounts receivable from related parties, other accounts receivable, and balances receivable from the Water National Agency – ANA. The financial instruments under the “other liabilities” category comprise accounts payable to contractors and suppliers, loans and financing, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

Financial assets

	December 31, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,722,991	1,722,991	1,782,001	1,782,001
Restricted cash	19,750	19,750	10,333	10,333
Trade accounts receivable	1,224,278	1,224,278	1,515,565	1,515,565
Accounts receivable from related parties	223,983	223,983	265,312	265,312
Water National Agency – ANA	122,634	122,634	107,003	107,003
Other accounts receivable	187,950	187,950	155,991	155,991

Financial liabilities
	December 31, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and financing	10,785,767	10,641,611	9,450,074	9,439,094
Trade payables and contractors	323,513	323,513	275,051	275,051
Services payable	318,973	318,973	323,208	323,208
Program contract commitments	207,759	207,759	166,038	166,038
Public-private partnership - PPP	368,283	368,283	342,508	342,508

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

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

(iii)   BNDES financing are financial instruments valued at carrying amount plus contractual interest rate till mature date, and are indexed by long term interest rate – TJLP.

These financing have specific characteristics and the terms and conditions defined in the loan agreements with BNDES between independent parties, and reflect the conditions for those types of loan. In Brazil, a consolidated market of long-term debts does not exist with the same characteristics of BNDES financing, the offering of credit to the entities in general, with this long-term characteristic, usually is restricted to BNDES.

(iv)   Other financing in local currency are considered by carrying amount plus contractual interest rate till mature date, discounted to present value considering a future interest rate published by BM&FBovespa.

(v)     Agreements with IADB and IBRD, were projected until final maturity in origin currency, applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg. Eurobonds were priced at market value through quotes published by Bloomberg. All the amounts obtained were translated into Brazilian reais at the exchange rate as of December 31, 2014.

(vi)   Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais at the exchange rate as of December 31, 2014.

(vii) Leases are financial instruments considered by face value adjusted until maturity date, whose characteristic is the indexation by fixed contractual rate, which is a specific rate, not compared to any other market rate. Thus, the Company discloses as market capitalization, the amount recorded on December 31, 2014.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

6             Main accounting estimates andjudgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates, by definition, may differ from actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

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

The recognition of fair value for the intangible assets arising on concession agreements is subject to assumptions and estimates, and the use of different assumptions could affect the balances recorded. Different assumptions and estimates and changes in the useful lives of the intangible assets may have significant impacts on the results of operations.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(c)              Provisions

The Company is party to a number of legal proceedings involving significant claims. These legal proceedings include, but are not limited to, tax, labor, civil, environmental, disputes with customers and suppliers and other proceedings. The Company accrues for lawsuits to which it is probable that an outflow will be necessary to settle the liability and the amount of such loss can be reasonably estimated. Judgments regarding future events, the results of which may differ significantly from actual estimates and could exceed the amounts provisioned. Provisions are revised and adjusted to take into consideration changes in circumstances involved. Additional information of these legal proceedings is disclosed in Note 19.

(d)             Pension benefits

The Company sponsors the defined benefit plan and the defined contribution plan, as described in Note 20.

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

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets probably  will not be realized, based on the historic taxable income, in the projection of future taxable income and the estimated period of reversing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in provision for impairment of all or a significant amount of deferred tax assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

7             Cash and Cash Equivalents

	December 31, 2014	December 31, 2013

Cash and banks	118,226	189,836
Cash equivalents	1,604,765	1,592,165
	1,722,991	1,782,001

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 99.68% of CDI in December 2014 (100.00% in December 2013).

8             Restrictedcash

	December 31, 2014	December 31, 2013

Agreement with the São Paulo municipal government (i)	9,176	7,460
Funds raised with the BNDES (ii)	6,433	-
Other	4,141	2,873
	19,750	10,333

(i)    Agreement with the municipal government of São Paulo where the Company transfers 7.5% of the municipality’s revenue to the Municipal Fund, as per Note 14 (d), item (v);

(ii)   Refers to funds raised with the Brazilian Development Bank – BNDES, awaiting the authorization for use.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

9             Trade  Accounts Receivable

(a)      Financial position balances

	December 31, 2014	December 31, 2013
Private sector:
General and special customers (i) (ii)	852,815	1,008,335
Agreements (iii)	291,367	287,662

	1,144,182	1,295,997
Government entities:
Municipal	533,984	511,967
Federal	4,671	4,292
Agreements (iii)	192,253	167,642

	730,908	683,901
Wholesale customers – Municipal governments: (iv)
Guarulhos	776,674	661,908
Mauá	366,515	327,451
Mogi das Cruzes	2,092	15,430
Santo André	787,305	700,550
São Caetano do Sul	1,779	2,114
Diadema (*)	224,433	210,406

Total wholesale customers – Municipal governments	2,158,798	1,917,859

Unbilled supply	354,678	474,492

Subtotal	4,388,566	4,372,249
Allowance for doubtful accounts	(3,164,288)	(2,856,684)

Total	1,224,278	1,515,565

Current	1,034,820	1,120,053
Noncurrent	189,458	395,512

	1,224,278	1,515,565

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(*) On March 18, 2014, the São Paulo State Government, the municipality of Diadema and SABESP entered into a “Water Supply and Sewage Public Utility Services Agreement” in the municipality of Diadema. Through this contract, the State of São Paulo and the municipality of Diadema have ensured to SABESP (or subsidiary) exclusive rights to render services for a 30-year term.

On this same date, judicial settlements were signed in lawsuits filed by SABESP against the municipality of Diadema and Saned – a municipal company. Through these settlements, SABESP, the municipality of Diadema and Saned agree to suspend the execution of suits to collect receivables related to water supply at wholesale and collection of indemnity debt. The debts will progressively decrease throughout a 30-year period, under the condition that there is a full compliance with the agreements and provision of services contract.

This balance is fully accrued as losses.

(i)  General customers - residential and small and mid-sized companies

(ii)       Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus inflation adjusment and interest.

(iv) Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful accounts.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Changes in accounts receivable on a wholesale basis are as follows:

	December 31, 2014	December 31, 2013

Balance at beginning of year	1,917,859	1,677,727
Services provided	375,294	424,018
Receipts	(134,355)	(183,886)

Balance at the end of the year	2,158,798	1,917,859

(b)      The aging of trade accounts receivable is as follows:

	December 31, 2014	December 31, 2013

Current	992,800	1,243,156
Past-due:
Up to 30 days	136,666	191,668
From 31 to 60 days	93,534	105,542
From 61 to 90 days	62,276	60,868
From 91 to 120 days	54,725	51,932
From 121 to 180 days	96,079	90,498
From 181 to 360 days	202,024	149,242
Over 360 days	2,750,462	2,479,343

Total past-due	3,395,766	3,129,093

Total	4,388,566	4,372,249

The increase in the balance overdue is mainly due to accounts receivable at wholesale, where municipalities served are challenging in court the tariffs charged by SABESP. These amounts are fully covered by the allowance for doubtful accounts.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(c)      Allowance for doubtful accounts

	December 31, 2014	December 31, 2013	December 31, 2012

Balance at beginning of year	2,856,684	2,723,408	2,436,428
Private sector/government entities	130,398	93,272	126,823
Recoveries	(59,341)	(51,654)	(49,183)
Wholesale customers	236,679	218,687	209,340

Additions for the year	307,736	260,305	286,980

Write-offs in the year referring to the bad debt	(132)	(127,029)	-

Balance at end of year	3,164,288	2,856,684	2,723,408

Reconciliation of provision for losses in income	2014	2013	2012

Losses (write-off)	52,900	63,102	79,454
Provision for state entities (related parties)	(1,341)	(856)	35,142
Provision for private sector/government entities	130,398	93,272	126,823
Provision for wholesale supply	16,973	-	-
Recoveries	(59,341)	(51,654)	(49,183)

Amount recorded as selling expenses	139,589	103,864	192,236

Wholesale sales losses, amounting to R$219,706, R$218,687 and R$209,340 in 2014, 2013 and 2012, respectively, were also recorded as revenue reduction.

The Company does not have customers representing 10% or more of its revenues.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

10           Related Parties Balances andTransactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)      Accounts receivable, interest on shareholders' equity payable, revenue and expenses with the São Paulo State Government

	December 31, 2014	December 31, 2013
Accounts receivable
Current:
Water and sewage services (i)	96,162	110,615
Allowance for losses (i)	(45,333)	(46,674)
Reimbursement for pension benefits paid -
Gesp (G0) Agreement (ii) and (vi)	43,722	39,201
Reimbursement for pension benefits paid (G0) -
Monthlyflow(ii) and (vi)	9,753	9,399
“Se Liga na Rede” (Connect to the Network Program) (l)	17,661	22,314

Total current	121,965	134,855

Noncurrent:
Reimbursement for pension benefits paid -
Gesp (G0) Agreement (ii) and (vi)	102,018	130,457

Total noncurrent	102,018	130,457

Total receivables from shareholder	223,983	265,312

Assets:
Water and sewage services	50,829	63,941
Reimbursement of additional retirement and pension benefits (G0)	155,493	179,057
“Se Liga na Rede” (Connect to the Network Program) (l)	17,661	22,314

Total	223,983	265,312

Liabilities:
Interest on shareholders’ equity payable to related parties	107,784	229,605
Other (see item “g” below)	1,569	1,791

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	2014	2013	2012
Revenue from water and sewage services
Water supply	216,816	239,513	228,890
Sewage services	195,218	209,585	202,094
Payments received from related parties	(431,607)	(453,612)	(481,204)

Receipt of GESP reimbursement referring to Law 4819/58	112,534	110,912	104,426

(i)                    Water and sewage services

The Company provides water supply and sewage collection services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement of credits which can be made according to items (iii), (iv) and (v).

An allowance for losses of amounts past due for more than 360 days has been recorded due to the uncertainty involving these receipts (R$45,333 in 2014 and R$46,674 in 2013).

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

See additional information about the Go plan in Note 20 (b) (iii).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

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

The State and SABESP agreed on immediately resuming their compliance with their mutual obligations under new assumptions: (a) implementation of an electronic bill management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in case of nonpayment of water and sewage bills.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(vi)      Third Amendment to the GESP Agreement

On November 17, 2008, GESP, SABESP and DAEE signed the third amendment to the GESP Agreement, through which GESP recognized a debt balance payable to SABESP totaling R$915,251, monetarily adjusted up to September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs (see item (iii) above) as part of the payment of the Undisputed Reimbursement and offered to GESP a provisional settlement, recognizing a credit totaling R$696,283, corresponding to the value of the reservoirs in the Alto Tietê system. The Company did not recognize the reimbursement receivable of R$696,283 related to the reservoirs, as it is not virtually certain that will be transferred by the State. The final settlement will only be effected with the actual transfer of the property with the proper Registry of Deeds Office. The remaining balance totaling R$218,967 has been paid in 114 monthly, consecutive installments, totaling R$1,920 each, including the annual IPCA-IBGE fluctuation, plus interest of 0.5% p.m., the first of which fell due on November 25, 2008.

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

By entering into the third amendment, the State's Legal Representative (PGE) agreed to reassess the differences that gave rise to the disputed reimbursement of benefits set out in Law 4,819/58. At the time, the expectation was based on the willingness of the PGE to reanalyze the issue and the implied right of the Company to the reimbursement, including based on opinions from outside legal advisors.

However, new opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, refute the reimbursement of previously defined as disputed amount.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the disputed receivables without dispute.

As part of the actions intended to recover the receivables that management considers due by the State, related to discrepancies in the reimbursement of the pension benefits paid by the Company, SABESP: (i) on March 24, 2010, reported to the controlling shareholder the official letter approved by the executive committee, proposing that the matter be discussed at the São Paulo Stock Exchange (BM&FBovespa) Arbitration Chamber; (ii) in June 2010, presented to Department of Finance a proposal to solve the outstanding items, such proposal was not accepted; (iii) on November 9, 2010, filed a judicial action against the State of São Paulo pleading the entire reimbursement related to employee benefits set out in Law 4,819/58 to finalize the discussion between the Company and GESP. Despite the legal action, the expectation of which is a possible gain, the Company will persist to obtain an agreement with GESP since the management believes that it is the better to the Company and to its shareholders than wait until the end of the judicial action.

The Company's Management decided to not recognize the reimbursements which were not considered virtually certain that will be reimbursed by the State. As of December 31, 2014 and 2013, the amounts not recorded by the Company, related to the pension benefits paid on behalf of the State by the Company, totaled R$1,479,705 and R$1,412,479, respectively, including the amount of R$696,283 related to the transfer of the reservoirs in the Alto Tietê system. As a result, the Company also recognized the obligation related to the pension benefit obligations maintained with the beneficiaries and pensioners of Plan G0. As of December 31, 2014 and 2013, the pension benefit obligations of Plan G0 totaled R$2,053,527 and R$1.780.268, respectively. For detailed information on the pension benefit obligations refer to Note 20 (b) (iii).

(b)      Contingent assets - GESP (not recorded)

As mentioned above, on December 31, 2014 and on December 31, 2013, SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), as follows:

	December 31, 2014	December 31, 2013
Disputed amounts receivable	783,422	716,196
Undisputed amount referring to the transfer to SABESP of reservoirs at Alto Tietê system (original value)(*)	696,283	696,283
Total	1,479,705	1,412,479

(*) See a significant event occurred after the reporting period regarding this matter in Note 31 (c).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

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

Several lawsuits were filed by EMAE. Currently, an arbitration proceeding is in progress related to the Guarapiranga reservoir and a lawsuit related to the Billings reservoir, both pleading for financial compensation due to SABESP’s water collect for public supply, alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

SABESP understands that the expectation for all cases is of possible losses, and at this time, it is not feasible to estimate the amounts involved, since they were not determined.

On April 10, 2014, we issued a Notice to the Market including the information we have been discussing with EMAE about an eventual future agreement. However, no adjustment was confirmed and no agreement was executed by either party up to date.

(d)      Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(e)      Guarantees

The State Government provides guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

(f)                    Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed. In 2014, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$9,651 (R$12,879 in December 2013 and R$12,298 in December 2012).

As of December 31, 2014, expenses related to personnel assigned by other entities to SABESP totaled R$403 (R$695 in December 2013 and R$689 in December 2012).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(g)      Services obtained from state government entities

As of December 31, 2014 and 2013, SABESP had an outstanding amounts payable of R$1,569 and R$1,791, respectively, for services rendered by São Paulo State Government entities.

(h)      Non-operating assets

As of December 31, 2014 and 2013, the Company had an amount of R$969 related to free land lent to DAEE (Water and  Electricity Department).

(i)       Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of December 31, 2014 amounted to R$676,071 (R$546,748 in December 2013), according to Note 20 (b).

(j)       Compensation of Management Key Personnel

- Compensation:

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

- Annual reward:

Equivalent to a monthly fee, calculated on a prorated basis in December of each year.

The purpose of this reward is to correspond to the thirteenth salary paid to the Company’s employees, as officers and directors' relationship with the Company is governed by its bylaws and not the labor code.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Benefits paid only to statutory officers - meal ticket, basket of food staples, medical care, annual paid rest typified as a paid leave of 30 calendar days, and payment of a premium equivalent to one third of the monthly fee.

- Bonuses:

SABESP pays bonuses for the purposes of compensating directors and officers of companies over which the State is the controlling shareholder, as an incentive policy, as long as the company records quarterly, semiannual, and yearly profits, and distributes mandatory dividends to shareholders, even if in the form of interest on shareholders' equity. Annual bonuses cannot exceed six times the monthly compensation of the officers/directors or 10 percent of the interest on shareholders' equity paid by the company, prevailing the shortest amount.

Expenses related to the compensation to the members of its board of directors and officers amounted to R$3,446,  R$3,386 and R$3,211 for the years ended December 31, 2014, 2013 and 2012, respectively, and they refer to short-term benefits. An additional amount of R$504, related to the bonus program, was recorded in 2014 (R$566 in December 2013 and R$1,074 in December 2012).

(k)      Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPE), not holding the majority interest but with power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

The Company entered into a loan agreement through credit facility with the SPEs Águas de Andradina S/A, Águas de Castilho S/A, Aquapolo Ambiental S/A and Attend Ambiental S/A to finance the operations of these companies, until the loans and financing requested with financial institutions is cleared.

The contracts signed with SPEs Águas de Andradina S/A and Águas de Castilho S/A were settled. Other agreements signed with Aquapolo Ambiental S/A, on March 30, 2012, and Attend Ambiental S/A, on May 9, 2014, remain with the same characteristics, according to the table below:

SPE	Credit limit	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Attend Ambiental	5,400	5,400	494	5,894	SELIC + 3.5 % p.a.	(*)
Aquapolo Ambiental	5,629	5,629	2,559	8,188	CDI + 1.2% p.a.	4/30/2016
Aquapolo Ambiental	19,000	19,000	7,284	26,284	CDI + 1.2% p.a.	4/30/2015
Total	30,029	30,029	10,337	40,366

 (*) The loan agreement with SPE Attend Ambiental S/A matures within 180 days, from the date when the respective amount is available in the borrower’s account, renewable for the same period. Credit facility will be available to the borrower up to December 31, 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

The amount disbursed is recognized in Assets under “Other Receivables” and amounts to R$24,400 for principal and R$7,778 for interest recognized in Current Assets and R$5,629 for principal and R$2,559 for interest in Noncurrent Assets. As of December 31, 2014, the balance of principal and interest rates of these contracts is R$40,366 (R$32,058 as of December 31, 2013). Between January and December 2014, financial income recognized was R$5,222 (R$3,977 between January and December 2013).

(l)       Se Liga na Rede (Connect to the Network Program)

The State Government enacted the State Law nº 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low-income households which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and      the remaining 20% invested by SABESP, which is also liable for the execution of works. On December 31, 2014, the program total amount was R$67,576 (R$35,513 on December 31, 2013), R$17,661 (R$22,314 on December 31, 2013) recorded in balances receivable from related parties, the amount of R$24,862 (R$9,896 on December 31, 2013) recorded in the group of intangible assets and R$25,053 (R$3,303 on December 31, 2013) reimbursed by GESP.

11            Water National Agency -ANA

Refers to agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program."

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

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. On December 31, 2014, the balances of assets and liabilities were R$122,634 (R$107,003 on December 31, 2013), and the liabilities are recorded under "Other liabilities" of noncurrent liabilities.

12           Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – IFRS 11).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

The Company holds interest valued by the equity accounting in the following investees:

Sesamm

On August 15, 2008, the Company, together with the companies OHL Médio Ambiente, Inima S.A.U. Unipersonal ("Inima"), Técnicas y Gestión Medioambiental S.A.U. ("TGM") and Estudos Técnicos e Projetos ETEP Ltda. ("ETEP") incorporated the company Serviços de Saneamento de Mogi Mirim S.A. - SESAMM for a period of 30 years from the date the concession agreement with the municipality of Mogi Mirim for the purpose of providing complementary services to the sewage diversion system and implementing and operating sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

Sesamm's capital as of December 31, 2014, totaled R$19,532, and was represented by 19,532,409 registered common shares without a par value. SABESP holds 36% of its equity interest and Inima holds another 46% of its equity interest.

The operations started in June 2012.

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil – Cab Ambiental incorporated the company Águas de Andradina S/A, with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

On December 31, 2014, the capital of Águas de Andradina totaled R$3,097, divided into 3,096,866 registered common shares without a par value. SABESP holds 30% of its equity interest. The amount of R$12 is recorded under investee’s equity, as advance for future capital increase.

The operations started in October 2010.

Águas de Castilho

On October 29, 2010, the Company, together with the company Águas do Brasil – Cab Ambiental, incorporated the company Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

On December 31, 2014, the company’s capital was R$770, and was represented by 770,000 registered share without par value. SABESP holds 30% equity interest.

The operations initiated in January 2011.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Saneaqua Mairinque

On June 14, 2010, the Company, together with the company Foz do Brasil S.A. incorporated the company Saneaqua Mairinque S/A, with indefinite term, for the purpose of exploring the water supply and sewage public utilities of the municipality of Mairinque.

On December 31, 2014, the capital of Saneaqua Mairinque totaled R$2,000, and was represented by 2,000,000 registered common shares without a par value. SABESP holds 30% equity interest.

The operations initiated in October 2010.

Attend Ambiental

On August 23, 2010, Sabesp jointly with Companhia Estre Ambiental S.A, incorporated the company Attend Ambiental S.A, for constructing and operating a pretreatment of non-domestic effluent station, sludge transportation and related services in the city of São Paulo as well as implement similar structures in other areas in Brazil and abroad.

On December 31, 2014 the capital totaled R$13,400, and was represented by 13,400,000 registered common shares without par value. SABESP holds 45% equity interest. The total of R$11,400, which was recorded under the investee’s shareholders’ equity as advance for future capital increase, was fully paid on March 1, 2013.

The operations started in December 2014.

Aquapolo Ambiental S/A.

On October 8, 2009, the Company, together with the company Odebrecht Utilities S/A, formerly Foz do Brasil S.A., incorporated the company Aquapolo Ambiental S.A., for the purpose of producing, providing and trading reused water for Quattor Química S.A., Quattor Petroquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex.

On December 31, 2014, the capital of Aquapolo totaled R$36,412, and was represented by 42,419,045 registered common shares without a par value. SABESP holds 49%of its equity interest.

The operations initiated in October 2012.

See below a summary of financial information of the joint-controlled entities:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Company	Investments		Equity in the earnings of subsidiaries			Interest percentage			Equity			Profit or (loss) for the year
	2014	2013	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012

Sesamm	9,644	8,239	1,405	2,479	674	36%	36%	36%	26,788	22,884	15,999	3,904	6,885	1,871
Águas de Andradina	1,375	1,087	288	336	(32)	30%	30%	30%	4,582	3,622	2,503	960	1,119	(107)
Águas de Castilho	860	619	241	145	155	30%	30%	30%	2,866	2,064	1,580	802	484	517
Saneaqua Mairinque	809	931	(122)	209	235	30%	30%	30%	2,697	3,102	2,407	(405)	695	783
Attend Ambiental	-	2,707	(2,707)	(1,672)	(721)	45%	45%	45%	(111)	6,016	9,731	(6,127)	(3,715)	(1,602)
Aquapolo Ambiental	7,948	9,506	(1,558)	968	(6,843)	49%	49%	49%	16,220	19,400	17,424	(3,180)	1,976	(13,966)
Total	20,636	23,089	(2,453)	2,465	(6,532)				53,042	57,088	49,644	(4,046)	7,444	(12,504)
Other investments	587	571
Overall total	21,223	23,660

13           Investmentproperties

On December 31, 2014, the balance of “Investment properties” is R$54,039 (December/2013 – R$54,039). On December 31, 2014 and 2013, the market value of these properties is approximately R$350,000 and R$296,000, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

14           IntangibleAssets

(a)      Financial position balances

	December 31, 2014			December 31, 2013
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangible right arising from:
Agreements – equity value (i)	8,983,492	(1,614,221)	7,369,271	8,578,886	(1,499,096)	7,079,790
Concession agreements – economic value (ii)	1,679,042	(397,782)	1,281,260	1,529,096	(342,950)	1,186,146
Program contracts (iii)	7,338,985	(1,959,832)	5,379,153	6,473,507	(1,804,940)	4,668,567
Program contracts – commitments (iv)	808,662	(105,753)	702,909	693,029	(79,709)	613,320
Services contract – São Paulo (v)	12,916,939	(1,930,553)	10,986,386	11,555,381	(1,430,778)	10,124,603
Software licenses	326,045	(65,498)	260,547	209,156	(35,351)	173,805
Total	32,053,165	(6,073,639)	25,979,526	29,039,055	(5,192,824)	23,846,231

(b)      Changes

	December 31, 2013	Additions	Contract renewal	Provision for losses	Transfer	Write-offs and disposals	Amortization	December 31, 2014
Intangible assets arising from:
Agreements – equity value (i)	7,079,790	693,960	(165,093)	(1,598)	(34,011)	(14,542)	(189,235)	7,369,271
Concession agreements – economic value (ii)	1,186,146	150,647	-	-	(57)	(496)	(54,980)	1,281,260
Program contracts (iii)	4,668,567	878,947	165,093	(2,919)	(122,940)	(9,726)	(197,869)	5,379,153
Program contracts – commitments (iv)	613,320	115,632	-	-	-	-	(26,043)	702,909
Services contract – São Paulo (v)	10,124,603	1,264,861	-	(30,352)	112,507	(23,162)	(462,071)	10,986,386
Software licenses	173,805	132,734	-	-	-	-	(45,992)	260,547
Total	23,846,231	3,236,781	-	(34,869)	(44,501)	(47,926)	(976,190)	25,979,526

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2012	Additions	Contract renewal	Transfer	Write-offs and disposals	Amortization	December 31, 2013
Intangible assets arising from:
Agreements – equity value (i)	6,896,194	647,318	(310,844)	(6,690)	(3,458)	(142,730)	7,079,790
Concession – economic value (ii)	1,109,936	126,853	-	82	(86)	(50,639)	1,186,146
Program contracts (iii)	3,819,172	733,796	310,844	4,789	(2,390)	(197,644)	4,668,567
Program contracts – commitments (iv)	571,091	65,040	-	-	-	(22,811)	613,320
Services contract – São Paulo (v)	9,568,487	975,913	-	177	(21,939)	(398,035)	10,124,603
Software licenses	2,646	201,399	-	5,155	-	(35,395)	173,805
Total	21,967,526	2,750,319	-	3,513	(27,873)	(847,254)	23,846,231

	December 31, 2011	Additions	Contract renewal	Transfer	Write-offs and disposals	Amortization	December 31, 2012
Intangible assets arising from:
Agreements – equity value (i)	6,731,822	976,205	(652,973)	(21,602)	(916)	(136,342)	6,896,194
Concession – economic value (ii)	1,004,988	150,963	-	-	(14)	(46,001)	1,109,936
Program contracts (iii)	2,744,559	483,448	652,973	-	(3,095)	(58,713)	3,819,172
Program contracts – commitments (iv)	434,986	154,662	-	-	-	(18,557)	571,091
Services contract – São Paulo (v)	9,190,573	882,868	-	(49,486)	(5,977)	(449,491)	9,568,487
New businesses	16,477	-	-	(16,477)	-	-	-
Software licenses	2,316	2,872	-	-	-	(2,542)	2,646
Total	20,125,721	2,651,018	-	(87,565)	(10,002)	(711,646)	21,967,526

In 2014, the Company signed formalized contracts with the municipalities of Itapevi, Jaborandi, Lucélia, Parapuã, Piedade, Rosana, Registro and Diadema, all of them with a 30-year term. See information about the agreement with Diadema in Note 9 (a).

(c)      Construction services

	2014
	Water supply	Sewage services	Total
Construction revenue	1,204,380	1,713,656	2,918,036
Construction costs incurred	1,181,596	1,673,920	2,855,516
Margin	22,784	39,736	62,520

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

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

As of December 31, 2014, the Company operated in 364 municipalities in the State of São Paulo (363 in 2013). In most of these contracts operations are based on 30-year concession period.

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

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession agreements" and amortized over the period of the related concession (usually 30 years). As of December 31, 2014 and 2013 there were no amounts pending related to these payments to the municipalities.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

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

On December 31, 2014, amortization expenses related to the commitments of the program contract were R$26,043 (R$22,811 in December 2013 and R$18,557 in December 2012).

The amounts not yet disbursed related to commitments under the program contracts are recorded in “Program Contracts – Commitments” in current liabilities (in the amount of R$189,551 and R$77,360 on December 31, 2014 and 2013, respectively) and noncurrent liabilities (in the amount of R$18,208 and R$88,678 on December 31, 2014 and 2013, respectively). In 2014, the annual rate of 8.06% was applied (WACC) to calculate the present value adjustment of these contracts.

(v)     Services agreement with the Municipality of São Paulo

On June 23, 2010, the Company entered into an agreement with the State of São Paulo and the Municipality of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30-year period, which is extendable for an another 30-year period.

Also on June 23, 2010, an agreement was signed between the state and municipal government, and SABESP and the Sanitation and Energy Regulatory Agency of the State of São Paulo (“ARSESP”) are the consenting and intervening parties, whose main aspects are the following:

1. The State and the Municipality of São Paulo grant to Sabesp the right to explore the sanitation service in the capital of the State of São Paulo, which consists of the obligation to provide such service and charge the respective tariff for this service;

2. The State and the Municipality sets forth ARSESP as the agency responsible for regulating the tariff, controlling and monitoring the services;

3. The evaluation model of the contract was the discounted cash flow, which considered the financial and economic sustainability of SABESP’s operations in the metropolitan region of São Paulo;

4. All operating costs, taxes, investments and the opportunity cost of investors and the creditors of Sabesp’s were considered in the cash flow analysis;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

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

6. The payment related to the Municipal Fund of Environmental Sanitation and Infrastructure to be applied in the sanitation service within the municipality must be recovered through the tariffs charges. Such payment represents 7.5% of the total revenue from the municipality of São Paulo, net of the taxes on revenue and delinquency in the period, recognized in profit or loss, as operating cost;

7. The opportunity cost of the investors and the creditors was established by the Weighted Average Cost of Capital (WACC) methodology. The WACC was the interest rate used to discount the cash flow of the operation; and

8. The agreement considers the recovery of net assets in operation, preferably evaluated through equity valuation or carrying amount monetarily indexed, as defined by ARSESP. In addition, the agreement provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the agreement.

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

On April 18, 2014, ARSESP Resolution no. 484 was published with the final results of SABESP’s Tariff Revision, however, both the São Paulo Municipal Government, through Official Letter no. 1,309/14-SGM/GAB and the São Paulo State Government through a petition filed by the São Paulo State Office, through the Official Letter ATG/Official Letter no. 092/14-CC, requested a postponement of the effects of ARSESP Resolution no. 413, published in the São Paulo State Official Gazette on March 20, 2013, until the conclusion of the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo Statement Government and SABESP.

By means of Resolution 488 of May 7, 2014, ARSESP maintained the suspension of the effectiveness of ARSESP Resolution 407, published on March 22, 2013, until the results obtained in the revision of the Agreement entered into by the São Paulo Municipal Government, the São Paulo State Government and SABESP postponing authorization for the transfer to the bill of the services related to the legally established municipal fees that, by force of the Program Agreements and Water Supply and Sewage Services Agreements, should be included in the Tariff Revision.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

The agreement represents 49.42% of the total revenue of the Company on December 31, 2014, and ensures the judicial and assets security, adequate return to shareholders and quality services to its customers.

The municipality of São Paulo and the Company did not conclude an agreement to equalize financial pending issues existing until the signature date of the Agreement related to the rendering of water supply and sewage collection services to the real properties of the municipality, reason that, the Company filed a suit to collect these accounts, which are accrued for losses.

(e)      Capitalization of interest and other financial charges

In 2014, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects, in concession intangible assets during the construction period for qualifying assets totaling R$278,265 (R$205,012 in December 2013), during the period of the construction.

(f)       Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

Therefore, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. In 2014 and 2013 the margin was 2.3%.

Construction margin for 2014, 2013 and 2012 were R$62,520, R$50,248 and R$50,072, respectively.

(g)      Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result  expropriations are recorded as concession intangible assets after the transaction is completed. In 2014, the total amount related to expropriations was R$13,200 (R$61,102 in December 2013 and R$34,731 in December 2012).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(h)      Public-Private-Partnership (PPP)

Alto Tietê Production System

The Company and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A, formed by Galvão Engenharia

S/A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private- partnership of Alto Tietê production system.

The contract last 15 years which purpose is to expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second, whose operation began in October 2011.

As of December 31, 2014 and 2013, the amounts recognized as intangible asset related to PPP were R$404,447 and R$415,619, respectively.

In relation to the obligations assumed by the Company on December 31, 2014 and 2013, the balances in current liabilities were R$38,047 and R$20,241, and under noncurrent liabilities were R$307,991 and R$322,267, respectively. The annual discount rate of 8.06% was applied in 2014, to calculate the present value adjustment of this contract.

São Lourenço Production System

SABESP and the special purpose entity CAB-Sistema Produtor São Lourenço S/A composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, in August 2013 signed the Public-Private Partnership agreements of São Lourenço Production System.

The 25-year services agreement, aiming at rendering services to operate the dehydration system, drying and final disposal of sludge, works and maintenance of the São Lourenço Production System, has an estimated amount of R$6.0 billion, which started on April 2014.

As of December 31, 2014, the carrying amount recorded in the Company’s intangible assets, related to this PPP, was R$22,756, and liabilities assumed totaling R$22,245 was recorded as noncurrent liabilities.

(i)       Works in progress

The amount of R$5,180 million is recorded under intangible assets as works in progress on December 31, 2014 (R$6,498 million in December 2013), and, in 2014, the major projects are located in the municipalities of  São Paulo, Praia Grande and São José dos Campos, totaling R$2,219, R$229 and R$253, respectively.

(j)       Amortization of intangible assets

The amortization average rate totaled 3.8% in 2014, 3.9% in 2013 and 4.0% in 2012.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(k)      Software license

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. In the first quarter of 2013, the Company started to implement an integrated business management solution (ERP system), which includes the implementation of administrative/financial module and the commercial module.

15           Property, Plant andEquipment

(a)      Financial position balances

	December 31, 2014			December 31, 2013
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Land	100,533	-	100,533	88,332	-	88,332
Buildings	74,235	(31,720)	42,515	54,187	(30,233)	23,954
Equipment	299,921	(152,999)	146,922	202,498	(130,665)	71,833
Transportation equipment	14,051	(6,438)	7,613	13,856	(5,961)	7,895
Furniture and fixtures	16,556	(9,432)	7,124	17,060	(10,239)	6,821
Other	688	(550)	138	1,201	(540)	661
Total	505,984	(201,139)	304,845	377,134	(177,638)	199,496

(b)      Changes

	December 31, 2013	Additions	Transfer	Write-offs and disposals	Depreciation	December 31, 2014
Land	88,332	-	12,201	-	-	100,533
Buildings	23,954	28,407	(8,561)	-	(1,285)	42,515
Equipment	71,833	58,002	42,481	(280)	(25,114)	146,922
Transportation equipment	7,895	1,481	(707)	-	(1,056)	7,613
Furniture and fixtures	6,821	1,187	(29)	(39)	(816)	7,124
Other	661	374	(884)	(3)	(10)	138
Total	199,496	89,451	44,501	(322)	(28,281)	304,845

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2012	Additions	Transfer	Write-offs and disposals	Depreciation	December 31, 2013
Land	88,328	-	4	-	-	88,332
Buildings	25,561	-	(133)	(216)	(1,258)	23,954
Equipment	69,633	24,678	(1,358)	(350)	(20,770)	71,833
Transportation equipment	6,615	4,096	(1,795)	-	(1,021)	7,895
Furniture and fixtures	6,187	1,458	(5)	(59)	(760)	6,821
Other	386	511	(226)	-	(10)	661
Total	196,710	30,743	(3,513)	(625)	(23,819)	199,496

	December 31, 2011	Additions	Transfer	Write-offs and disposals	Depreciation	December 31, 2012
Land	109,303	-	(20,349)	(626)	-	88,328
Buildings	9,432	-	18,768	(873)	(1,766)	25,561
Equipment	60,217	11,829	16,825	(510)	(18,728)	69,633
Transportation equipment	1,491	4,572	1,427	(7)	(868)	6,615
Furniture and fixtures	97	976	5,429	(41)	(274)	6,187
Other	1,045	-	(498)	-	(161)	386
Total	181,585	17,377	21,602	(2,057)	(21,797)	196,710

(c)      Depreciation

The Company anually revises the depreciation rates of: buildings - 2%; equipment- 10%; transportation equipment - 10% and furniture, fixture and equipment - 6.7%. Lands are not depreciated.

The depreciation average rate was 11.4% in 2014 and 2013 and 9.8% in 2012.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

16           Loans and financing

Loans and financing outstanding balance	December 31, 2014			December 31, 2013
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
DOMESTIC CURRENCY
Banco do Brasil	-	-	-	100,497	-	100,497
10th issue debentures	38,027	187,352	225,379	37,171	220,109	257,280
12th issue debentures	45,450	431,174	476,624	22,727	476,702	499,429
14th issue debentures	37,038	239,192	276,230	20,079	269,862	289,941
15th issue debentures	94,819	761,497	856,316	-	820,887	820,887
16th issue debentures	498,731	-	498,731	-	499,434	499,434
17 th issue debentures	-	1,067,760	1,067,760	-	1,027,925	1,027,925
18 th issue debentures	-	202,145	202,145	-	160,859	160,859
19 th issue debentures	-	497,793	497,793	-	-	-
Brazilian Federal Savings Bank	67,085	1,031,438	1,098,523	83,267	959,853	1,043,120
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,309	65,237	81,546	16,309	81,546	97,855
Brazilian Development Bank - BNDES PAC	10,287	76,975	87,262	9,370	79,644	89,014
Brazilian Development Bank - BNDES PAC II 9751	4,068	35,318	39,386	2,308	29,192	31,500
Brazilian Development Bank - BNDES PAC II 9752	1,725	25,875	27,600	-	20,400	20,400
Brazilian Development Bank - BNDES ONDA LIMPA	20,183	186,374	206,557	19,230	196,821	216,051
Brazilian Development Bank - BNDES TIETE III	-	187,420	187,420	-	98,404	98,404
Leases	8,997	473,593	482,590	-	382,492	382,492
Others	716	1,886	2,602	498	2,431	2,929
Interest and charges	125,011	-	125,011	113,504	-	113,504
TOTAL IN DOMESTIC CURRENCY	968,446	5,471,029	6,439,475	424,960	5,326,561	5,751,521

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Loans and financing outstanding balance	December 31, 2014			December 31, 2013
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
FOREIGN CURRENCY
Inter-American Development Bank - BID 713 – US$75,293 thousand (US$100,391 thousand in December 2013)	66,664	133,329	199,993	58,794	176,382	235,176
Inter-American Development Bank - BID 896 – US$5,555 thousand (US$8,333 thousand in December 2013)	7,377	7,378	14,755	6,507	13,014	19,521
Inter-American Development Bank - BID 1212 – US$113,059 thousand (US$123,337 thousand in December 2013)	27,301	273,007	300,308	24,077	264,854	288,931
Inter-American Development Bank - BID 2202 – US$347,190 thousand (US$243,687 thousand in December 2013)	-	914,189	914,189	-	564,443	564,443
International Bank for Reconstruction and Development - IBRD – US$45,860 thousand (US$37,335 thousand in December 2013)	-	121,447	121,447	-	87,077	87,077
Eurobonds – US$140,000 thousand (US$140,000 in December 2013)	-	371,655	371,655	-	327,640	327,640
Eurobonds – US$350,000 thousand (US$350,000 thousand in December 2013)	-	924,741	924,741	-	813,650	813,650
JICA 15 – ¥17,286,450 thousand (¥18,438,880 thousand in December 2013)	25,619	358,659	384,278	25,733	386,007	411,740
JICA 18 – ¥15,542,400 thousand (¥16,578,560 thousand in December 2013)	23,034	322,166	345,200	23,137	346,733	369,870
JICA 17 – ¥1,029,992 thousand (¥450,484 thousand in December 2013)	-	22,437	22,437	-	9,704	9,704
JICA 19 – ¥14,208,068 thousand (¥6,036,325 thousand in December 2013)	-	314,526	314,526	-	134,010	134,010
BID 1983AB – US$154,231 thousand (US$178,173 thousand in December 2013)	63,596	344,078	407,674	56,087	359,059	415,146
Interest and charges	25,089	-	25,089	21,645	-	21,645
TOTAL IN FOREIGN CURRENCY	238,680	4,107,612	4,346,292	215,980	3,482,573	3,698,553
TOTAL LOANS AND FINANCING	1,207,126	9,578,641	10,785,767	640,940	8,809,134	9,450,074

Exchange rate on December 31, 2014 US$2.6562; ¥0.022230 (US$2.34260; ¥0,022330 on December 31, 2013)

On December 31, 2014, the Company did not record balances of loans and financing raised in 2014 to mature within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	GUARANTEES	MATURITY	ANNUAL INTEREST RATES	INFLATION ADJUSTMENT
DOMESTIC CURRENCY
10th issue debentures	OWN FUNDS	2020	TJLP +1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12th issue debentures	OWN FUNDS	2025	TR + 9.5%
14th issue debentures	OWN FUNDS	2022	TJLP +1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15th issue debentures	OWN FUNDS	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
16th issue debentures	OWN FUNDS	2015	CDI + 0.30% to 0.70%
17 th issue debentures	OWN FUNDS	2023	CDI +0.75 (series 1) and 4.5% (series 2) and+4.75% (series 3)	IPCA (series 2 and 3)
18 th issue debentures	OWN FUNDS	2024	TJLP + 1.92% (series 1 and 3)and 8.25% (series 2)	IPCA (series 2)
19 th issue debentures	OWN FUNDS	2017	CDI + 0.80% to 1.08%
Brazilian Federal Savings Bank	OWN FUNDS	2015/2037	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	OWN FUNDS	2019	2.5% + TJLP
Brazilian Development Bank - BNDES PAC	OWN FUNDS	2023	2.15% + TJLP
Brazilian Development Bank - BNDES PAC II 9751	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	OWN FUNDS	2025	1.92% + TJLP
Brazilian Development Bank - BNDES TIETE III	OWN FUNDS	2028	1,66% + TJLP
Leases		2035	7.73% to 10.12%	IPC
Others	OWN FUNDS	2015/2018	TJLP + 2% (Fehidro) and 12% (Presidente Prudente)	TR

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	GUARANTEES	MATURITY	ANNUAL INTEREST RATES	FOREIGN EXCHANGE ADJUSTMENT
FOREIGN CURRENCY
Inter-American Development Bank - BID 713 - US$75,293 thousand	FEDERALGOVERNMENT	2017	3.04%	US$
Inter-American Development Bank - BID 896 - US$5,555 thousand	FEDERALGOVERNMENT	2016	3.00%	US$
Inter-American Development Bank - BID 1212 - US$113,059 thousand	FEDERALGOVERNMENT	2025	2.51%	US$
Inter-American Development Bank - BID 2202 - US$347,190 thousand	FEDERALGOVERNMENT	2035	1.12%	US$
International Bank for Reconstruction and Development - IBRD US$45,860 thousand	FEDERALGOVERNMENT	2034	0.43%	US$
Eurobonds – US$140,000 thousand	-	2016	7.50%	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥17,286,450 thousand	FEDERALGOVERNMENT	2029	1.8% to 2.5%	Yen
JICA 18– ¥15,542,400 thousand	FEDERALGOVERNMENT	2029	1.8% to 2.5%	Yen
JICA 17– ¥1,029,992 thousand	FEDERALGOVERNMENT	2035	1.2% to 0.01%	Yen
JICA 19– ¥14,208,068 thousand	FEDERALGOVERNMENT	2037	1.7% to 0.01%	Yen
BID 1983AB – US$154,231 thousand	-	2023	2.49% to 2.99%	US$

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(i)  Payment schedule – accounting balances on December 31, 2014

	2015	2016	2017	2018	2019	2020	2021 to 2037	TOTAL
IN DOMESTIC CURRENCY
Debentures	714,065	357,831	880,837	574,842	651,485	363,759	558,159	4,100,978
Brazilian Federal Savings Bank	67,085	67,921	71,757	75,741	79,015	82,732	654,272	1,098,523
BNDES	52,572	65,056	68,965	68,965	68,966	51,350	253,897	629,771
Leasing	8,997	21,851	22,675	23,571	24,543	26,313	354,640	482,590
Other	716	638	719	529	-	-	-	2,602
Interest and other charges	125,011	-	-	-	-	-	-	125,011
TOTAL IN DOMESTIC CURRENCY	968,446	513,297	1,044,953	743,648	824,009	524,154	1,820,968	6,439,475
IN FOREIGN CURRENCY
BID	101,342	101,343	142,502	75,838	75,838	75,838	856,544	1,429,245
IBRD	-	-	-	-	4,060	8,121	109,266	121,447
Eurobonds	-	371,655	-	-	-	924,741	-	1,296,396
JICA	48,653	48,652	49,271	49,890	66,963	66,963	736,049	1,066,441
BID 1983AB	63,596	63,596	63,596	63,302	46,994	46,231	60,359	407,674
Interests and other charges	25,089	-	-	-	-	-	-	25,089
TOTAL IN FOREIGN CURRENCY	238,680	585,246	255,369	189,030	193,855	1,121,894	1,762,218	4,346,292
Overall total	1,207,126	1,098,543	1,300,322	932,678	1,017,864	1,646,048	3,583,186	10,785,767

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(a)         Debentures

Balance is stated net of funding       costs in the amount of R$8,770 (2013 – R$6,402), which will be amortized during the same maturity period of each contract.

(i)                New loans and financing

Debentures (19th issue)

On June 30, 2014, the Company conducted the 19th issue of unsecured non-convertible debentures, in a single series, for tender offer, in the total amount of R$500,000, amount of 50,000 debentures, unit value of R$10, the characteristics of which are the following:

	Number	Adjustment	Interest rates	Payment of interest	Amortization	Maturity

Single series	50,000	-	DI+ 0.80% to 1.08% p.a.	Semiannual (June and December)	Lump sum	June/2017

Funds deriving from funding by means of the 19th Issue of Debentures were allocated to the payment of the Company’s financial commitments.

Debentures (18th  issue – series 3)

As of October 15, 2013, the Company issued 100 debentures, subscribed exclusively by the Brazilian Development Bank (BNDES). These debentures were distributed in three nonconvertible series, at the unit value of two thousand, seven hundred, fifty-three reais and seventy centavos  (R$2,753.70), totaling R$275,370. BNDES subscribed and settled the 1st and 2nd series on December 16, 2013. On December 15, 2014, BNDES subscribed and partially settled the 3rd series, in the amount of R$35,798, corresponding to 13 debentures out of 42 expected. The 29 remaining debentures of the 3rd series must be subscribed until 2016.

The 1st and 3rd series have a total term of 132 months with 36-month grace period and will accrue long-term interest rates (TJLP) + 1.92% p.a. The 2nd series has a total term of 133 months with 37-month grace period, as of October 15, 2014 and will accrue a rate of 8.25% p.a. + IPCA.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	Amount	Adjustment	Interest	Interest payment	Amortization	Maturity

Series 1	28	-	TJLP + 1.92% p.a.	Quarterly to October 2016 and monthly from then on	Monthly (from November 2016)	October/2024
Series 2	30	IPCA	8.25% p.a.	Annual	Annual (from November 2017)	November/2024
Series 3	42	-	TJLP + 1.92% p.a.	Quarterly to October 2016 and monthly from then on	Monthly (from November 2016)	October /2024

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

(ii)             Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Applicable to the 10th issue, 14th issue and 18th issue:

Since 2014, the Company and BNDES have been discussing the standardization of special obligation clauses, related to the maintenance of covenants, with respect with the form of calculation, the rules characterizing default and additional guarantees.

At the end of 2014, the Company and BNDES formalized their intention to standardize the covenants. Thereafter, on February 27, 2015, Sabesp concluded the discussions with BNDES and renegotiated the covenants, effective since December 31, 2014, excluding the EBITDA Margin indicator (over net operating income).

The new renegotiated covenants were:

I) maintenance  the following ratios, quarterly calculated and related to accumulated amounts over the last 12 months, upon the disclosure of reviewed interim financial statements or audited annual financial statements:

- Adjusted Ebitda / Adjusted financial expenses: equal or higher than 3.50;

- Adjusted net debt / Adjusted Ebitda: equal to or lower than 3.0;

- Other onerous debt(*) / Adjusted Ebitda: equal to or lower than 1.0;

(*) “Other Onerous Debts” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the Electricity supplier.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

II) The failure to comply with one or more obligations related to the covenants defined in item (I) will be characterized when:

a) the targets stipulated in item (I), for any of the ratios defined above have not been achieved, for at least, two quarters, consecutive or not, within a 12-month period, within the limits stipulated in item (III).

b) the targets stipulated in the chart of item (I), for any of the ratios defined above have not been achieved, for at least, one (1) quarter within a 12-month period, beyond the limits stipulated in item (III).

III) If the failure to comply with one or more than one of covenants under the terms of (II) (a) is characterized, whose limits are established below, the monthly amount related to the amount of rights assigned on a fiduciary basis pursuant to the “Right Fiduciary Assignment” clause will be automatically increased by 20% to be made by the Company within thirty (30) days as of the publication of the audited and/or reviewed financial statements.

- Adjusted Ebitda/Adjusted financial expenses lower than 3.50, and equal to or higher than 2.80;

- Adjusted net debt/Adjusted Ebitda: equal to or lower than 3.80 and higher than 3.0;

- Other onerous debt/Adjusted Ebitda: equal to or lower than 1.30 and higher than 1.0;

The failure to achieve one or more than one ratio within the range stipulated above, during same period or successive periods to which the automatic reinforcement of guarantee was generated, does not give rise to a new obligation of creating an additional guarantee covenanted.

IV) If the failure to comply with any of the covenants under the terms of item (II) (b) is characterized, and/or the obligation stipulated for the Company of automatic reinforcement of guarantee under the terms of item (III), the debenture holders, at their exclusive discretion: may require the Company to create additional guarantees, within term to be defined by it through notice; suspend the release of funds; and/or declare the early maturity of the Commitment Agreements for the Subscription of Debentures in Private Issues and Other Covenants.

The agreements also have a cross default clause, i.e., the early maturity of any of the Company’s debts, the amount of which may anyhow compromise the settlement of its obligations provided for in the Indenture deed shall imply the early maturity of such agreement.

Applicable to the 12th issue:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by the Company that are recorded in current liabilities) higher than 1.0;

- EBITDA to paid financial expenses ratio equal to or higher than 1.5;

- Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the deed’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%). The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer; and

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Noncompliance with these obligations only will be characterized when verified in its interim financial statements, during at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period.

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

Applicable to the 15th issue, 16th issue, 17th issue and 19th issue:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted total Debt/Ebitda: lower than or equal to 3.65;

- Ebitda/Paid financial expenses: equal to or higher than 1.5;

- Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the deed’s effectiveness , result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%). The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer; and

Non-compliance with the covenant clauses, during, at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period shall result in the early maturity of the agreement.

The agreements have a cross default clause, i.e., the early maturity of any of the Company’s debts, equal to or exceeding R$90 million (for the 19th issue, amount equal to or exceeding R$120 million), adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may compromise the settlement of the Company’s monetary obligations arising from the Issue, will result in the early maturity of these agreements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(b)      Banco do Brasil

On March 5, 2014, SABESP paid the last installment of the agreement executed with Banco do Brasil.

(c)      Brazilian Federal Savings Bank - CEF

(i)                Relevant funding

In 2014, R$19.0 million were raised to finance the works under Tietê Project and Water Metropolitan Program. The proceeds compose nine loan operations formalized on December 2, 2013 between SABESP and the Brazilian Federal Savings Banks and derive from the “Sanitation for All Program”, selection of the Ministry of Cities – PAC 2012/2013.

The guarantee of the agreements is the partial binding of the collection deriving from the payment of water and sewage tariffs to the debt total amount. For the agreements executed, a reserve account is also recorded with balance not lower than the amount corresponding to the amortization of principal and debt ancillary payment.

(ii)    Covenants

The agreements have a cross default clause, i.e., the early maturity of any of the Company’s debts, due to contractual default, the occurrence of which may anyhow compromise the settlement of its monetary obligations deriving from these contracts shall imply the early maturity.

For the outstanding contracts, formalized between May 28, 2007 and March 13, 2013, the Company has the following restrictive clauses “covenants”:

AMD – Performance Improvement Agreement (*)

AMD - Performance Improvement Agreement, calculated on a quarterly basis, upon the disclosure of the interim or annual financial statements:

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

On March 14, 2013, through the Normative Ruling no. 06, the Ministry of Cities revoked the Normative Instruction no. 05 of January 22, 2008, which regulates the Performance Improvement Agreement. Pursuant to Article 2 of the Normative Instruction no. 06, the AMDs signed until March 13, 2013 shall remain valid until the expiration date of their related effectiveness period, not being necessary to execute or renegotiate the AMD in new contracts.

(d)      BNDES

Balance is stated net of borrowing costs in the amount of R$1,011 (2013 – R$531), which will be amortized during the same maturity period of each contract.

(i)                Relevant funding

In 2014, funding totaled R$89,000, referring to 12.2.1381.1 agreement (BNDES Tietê III), signed in February 2013.

Loans are collateralized by part of revenues from the provision of water and sewage services, up to the total amount of the outstanding balance.

(ii)             Covenants

See item (a), (ii), covenants applicable to the 10th issue, 14th issue and 18th issue, of this Note.

Applicable to Baixada Santista, PAC, Onda Limpa, PAC II 9751, PAC II 9752:

AMD – Performance Improvement Agreement (*)

(*)See item (c), (ii) of this note.

(e)      Leasing

The Company has lease agreements signed as Assets Lease. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion. Works are estimated to be concluded in 2016.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically adjusted by contracted price index.

On August 31, 2013, the operation of Campo Limpo Paulista and Várzea Paulista Sewage Systems started and the corresponding amounts on December 31, 2014 and 2013 are R$138,602 and R$144,384, respectively.

On March 22, 2014, the Sewage Treatment Station of Campos do Jordão started its operations and its related amount on December 31, 2014 is R$135,303.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(f)       Eurobonds

Balance is stated net of funding costs in the amount of R$5,142 (R$6,584 in 2013), which will be amortized during the same maturity period of the contract.

(i)                Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

Restrict the funding of new debts so that:

-   adjusted total debt to EBITDA does not exceed 3.65;

-   the Company's debt service coverage ratio, determined on the date this debt was incurred, shall not be lower than 2.35.

Noncompliance with covenants will accelerate the maturity of the agreement.

The agreement has a cross default clause, i.e., the early maturity of any indebtedness in view of the Company’s loans or any of its Subsidiaries (*) with a total principal amount of US$ 25,000,000.00 or more (or its corresponding amount in other currencies) shall imply this agreement’s early maturity.

(*) As per agreement, subsidiary is: “the company, partnership or another entity from which over 50% of its voting shares are directly or indirectly owned or controlled by any Person or one or other Person’s Subsidiaries, or their combination”.

(g)      Inter-American Development Bank (IADB)

Balance is stated net of borrowing costs amounting to R$8,017 (R$6,418 in December 2013), which will be amortized during the same maturity period of each contract.

(i)                Relevant funding

In 2014, funding totaled R$244,203, referring to 2202 agreement (BID 2202).

(ii)             Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

-   Loan agreements 713, 896 and 1212 - Tariffs must: (a) produce revenues sufficient to cover the system's operating expenses, including administrative, operating, maintenance, and depreciation expenses; (b) provide a return on property, plant, and equipment no less than 7%; and (c) during project execution, the balances of current loans must not exceed 8.5% of total equity.

Noncompliance with covenants will accelerate the maturity of the contract.

The agreement has a cross default clause among IADB agreements (same financial bank), i.e., the early maturity will occur in the event of failure to comply with any obligation therewith or any other agreement signed with IADB related to project finance.

(h)      Japan International Cooperation Agency - JICA

(i)                Relevant funding

In 2014, funding totaled R$181,653, referring to BZ-P19 agreement (JICA 19).

Balance is stated net of funding costs amounting to R$2,086 (R$1,466 in 2013), which will be amortized during the same maturity period of each contract.

(i)       AB Loan (IADB 1983AB)

The balance stated is net of borrowing costs amounting to R$1,994 (R$2,243 in 2013), which will be amortized during the same maturity period of each contract.

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

(j)       International Bank for Reconstruction and Development - IBRD

Balance is stated net of funding costs amounting to R$366 (R$384 in 2013), which will be amortized during the same maturity period of each agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(k)      Covenants

As of December 31, 2014 and 2013, the Company had met the requirements set forth by its loan and financing agreement.

(l)       Loans and financing – Credit Limited

Agent	December 31, 2014
(in millions of reais (*))
Brazilian Federal Savings Bank	2,349
Brazilian Development Bank - BNDES	1,924
Inter-American Development Bank – IADB	672
Japan International Cooperation Agency – JICA	546
International Bank for Reconstruction and Development – IBRD	144
Others	79
TOTAL	5,714

(*)Exchange rate as of 12/31/2014. (US$1.00 = R$2.6562; ¥1.00 = R$0.02223).

Brazilian Federal Savings Bank - CEF

Agreements were signed in June 2014, which total R$320.8 million financing. These agreements were the purpose of PAC 2013/2014 selection conducted by the Ministry of Cities, and proceeds were allocated to the execution of works of Tietê Project, Water Metropolitan Program, water supply and sewage works in the municipalities of  Hortolândia and Itatiba. Total term is up to 24 years, with 4-year grace period and interest rates indexed to TR (benchmark interest rate) plus 6% p.a., plus management fee of 1.4% p.a. and the risk rate of 0.3% p.a..

BNDES

Agreement nº 14.2.0535.1 signed in June 2014, totaling R$61,143, destined to the implementation works of Gênesis Sector and the execution of interconnection primary network of head offices to the “Fazendinha” Sector, in the municipality of Santana de Parnaíba. Proceeds derive from the “Sanitation for All Program”, selection of the Ministry of Cities – PAC 2013/2014. The contractual conditions are: 36-month grace period, 108-month amortization period and interest rates of 1.76% p.a. + long-term interest rate (TJLP). For this agreement, up to date, no disbursement occurred.

SABESP in order to comply with its investment plan relies on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

17           Taxes and contributions

(a)         Current assets

	December 31, 2014	December 31, 2013
Recoverable taxes
Cofins and Pasep	10,121	-
Income tax and social contribution	132,447	79,548
Withholding income tax (IRRF) on financial investments	3,718	2,437
Other federal taxes	2,313	4,764
Other municipal taxes	169	656
Total recoverable taxes	148,768	87,405

The increased balance of recoverable taxes, mainly derives from the addition in “Income tax and social contribution”, due to higher amount paid in the year, in view of the effects of declaration of interest on shareholders’ equity and drop in the taxable income occurred in the last quarter of 2014.

(b)         Current liabilities

Taxes and contributions payable	December 31, 2014	December 31, 2013
Cofins and Pasep	-	21,797
INSS (Social Security contribution)	33,324	30,822
IRRF (withholding income tax)	17,377	39,330
Other	23,437	23,433
Total	74,138	115,382

The decrease in taxes payable from current liabilities derives from the recovery of Cofins and Pasep credit, thus, generating a recoverable amount, recorded in current assets under “Taxes recoverable”. In addition, the withholding income tax of interest on shareholders’ equity also decreased, due to the lower amount declared in 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

18           Deferred Taxes and Contributions

(a)              Financial position balances

	December 31, 2014	December 31, 2013
Deferred taxes assets
Provisions	524,728	506,568
Pension obligations – G0 (1)	85,271	85,271
Pension obligations – G1	229,266	215,187
Donations of underlying assets on concession agreements	45,742	43,901
Allowance for loan losses	222,587	172,482
Other	112,566	87,266
Total deferred tax assets	1,220,160	1,110,675

Deferred taxes liabilities
Temporary difference on concession intangible assets	(559,411)	(595,285)
Capitalization of borrowing costs	(253,581)	(200,343)
Profit on supply to governmental entities	(87,092)	(81,711)
Actuarial gain/loss –G1 Plan	(2,514)	(32,405)
Other	(108,084)	(86,901)
Total deferred tax liabilities	(1,010,682)	(996,645)
Deferred tax asset, net	209,478	114,030

(1)    Refers to the installment of R$250,798 from accounts receivable adjustment (GESP), which was accrued as loss in previous years.

(b)      Realization

	December 31, 2014	December 31, 2013
Deferred income tax assets
to be realized within 12 months	216,063	216,515
to be realized after one year	1,004,097	894,160
Total deferred income tax asset	1,220,160	1,110,675
Deferred income tax liabilities
to be realized within 12 months	(39,836)	(37,126)
to be realized after one year	(970,846)	(959,519)
Total deferred income tax liabilities	(1,010,682)	(996,645)
Deferred income tax assets	209,478	114,030

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(c)      Changes

Deferred income tax assets	December 31, 2013	Net Variation	December 31, 2014
Provisions	506,568	18,160	524,728
Pension obligations – G0	85,271	-	85,271
Pension obligations – G1	215,187	14,079	229,266
Donations of underlying assets on concession agreements	43,901	1,841	45,742
Credit losses	172,482	50,105	222,587
Other	87,266	25,300	112,566
Total	1,110,675	109,485	1,220,160

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Deferred income tax liabilities	December 31, 2013	Net Variation	December 31, 2014
Temporary difference on intangible asset concession	(595,285)	35,874	(559,411)
Capitalization of borrowing costs	(200,343)	(53,238)	(253,581)
Profit on supply to governmental entities	(81,711)	(5,381)	(87,092)
Actuarial gain/loss –G1	(32,405)	29,891	(2,514)
Other	(86,901)	(21,183)	(108,084)
Total	(996,645)	(14,037)	(1,010,682)
Deferred tax asset, net	114,030	95,448	209,478

Deferred tax assets	December 31, 2012	Net Variation	December 31, 2013
Provisions	512,107	(5,539)	506,568
Pension obligations – G0	85,271	-	85,271
Pension obligations - G1	193,125	22,062	215,187
Donations of underlying assets on concession agreements	41,312	2,589	43,901
Credit losses	162,670	9,812	172,482
Other	97,425	(10,159)	87,266
Total	1,091,910	18,765	1,110,675

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Deferred tax liabilities	December 31, 2012	Net Variation	December 31, 2013
Temporary difference on intangible asset concession	(650,093)	54,808	(595,285)
Capitalization of borrowing costs	(158,298)	(42,045)	(200,343)
Profit on supply to governmental agencies	(77,827)	(3,884)	(81,711)
Actuarial gain/loss– G1	9,405	(41,810)	(32,405)
Other	(69,795)	(17,106)	(86,901)
Total	(946,608)	(50,037)	(996,645)
Deferred tax assets, net	145,302	(31,272)	114,030

	December 31, 2014	December 31, 2013	December 31, 2012
Opening balance	114,030	145,302	142,603
Net changes in the year:
- corresponding entry in the statement of income	65,557	10,538	(42,029)
- corresponding entry in equity valuation adjustment	29,891	(41,810)	44,728
Total net change	95,448	(31,272)	2,699
Closing balance	209,478	114,030	145,302

(d)      Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	2014	2013	2012
Profit before income taxes	1,274,843	2,655,599	2,547,672
Statutory rate	34%	34%	34%

Estimated expenses at statutory rate	(433,447)	(902,904)	(866,208)
Tax benefits from interest on shareholders’ equity	100,327	182,596	252,355
Permanent difference
Provision Law 4,819/58 (i)	(48,380)	(33,279)	(32,514)
Donations	(7,080)	(12,218)	(11,447)
Other differences	16,720	33,765	22,042

Income tax and social contribution	(371,860)	(732,040)	(635,772)

Current income tax and social contribution	(437,417)	(742,578)	(593,743)
Deferred income tax and social contribution	65,557	10,538	(42,029)
Effective rate	29%	28%	25%

(i)  Permanent difference related to the provision for actuarial liability (Note 20 (iii)).

(e)      Transition Tax Regime (RTT) and Law 12,973/2014

For the purposes of calculating the income tax and the social contribution related to 2009 and 2010, the Company opted to adopt the Transition Tax Regime (RTT), which allow eliminate the accounting effects of the Law 11,638/07 and the Provisional Presidential Decree 449/08, converted into Law No. 11,941/2009, by means of records in the fiscal books – LALUR and auxiliary controls, without any modification in the bookkeeping and it has been adopting the same tax practices since 2008, as RTT started to be mandatory.

On May 13, 2014, the Provisional Presidential Decree nº 627 of November 11, 2013 was converted into Law nº 12.973 which alters the federal tax laws on the Corporate Income Tax - IRPJ, Social Contribution on Net Income - CSLL, PIS/PASEP Contribution and Contribution of Social Security Financing – Cofins and revokes the Transitory Tax Regime - RTT enacted by Law 11,941 of May 27, 2009.

Pursuant to the law, the legal entity could adopt the rules as of January 1, 2014, by means of option to be expressed irreversibly before the Federal Revenue Service, in relation to the Articles 3, 72 to 75 and 93 to 119, which took effect on the date of publication. The Company has decided not to adopt such anticipated option.

The analyses prepared by the Company do not show relevant impacts on its operations and its financial statements for the year ended December 31, 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

19           Provisions

                (a)   Lawsuits with probable likelihood of loss

(i) Financial position balances

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits, are as follows:

	Provisions	Escrow deposits	December, 31, 2014	Provisions	Escrow deposits	December, 31, 2013
Customer claims (i)	638,637	(114,463)	524,174	621,999	(110,384)	511,615
Supplier claims (ii)	260,854	(195,478)	65,376	340,100	(183,606)	156,494
Other civil claims (iii)	126,403	(9,990)	116,413	129,400	(11,965)	117,435
Tax claims (iv)	55,554	-	55,554	59,659	(1,956)	57,703
Labor claims (v)	235,466	(2,233)	233,233	156,060	(1,614)	154,446
Environmental claims (vi)	226,404	(807)	225,597	182,689	-	182,689

Total	1,543,318	(322,971)	1,220,347	1,489,907	(309,525)	1,180,382

Current	625,092	-	625,092	631,374	-	631,374
Noncurrent	918,226	(322,971)	595,255	858,533	(309,525)	549,008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(ii) Changes

	December, 31, 2013	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December, 31, 2014
Customer claims (i)	621,999	66,895	87,987	(74,308)	(63,936)	638,637
Supplier claims (ii)	340,100	1,917	18,922	(66,608)	(33,477)	260,854
Other civil claims (iii)	129,400	31,224	37,607	(14,507)	(57,321)	126,403
Tax claims (iv)	59,659	983	6,818	(2,313)	(9,593)	55,554
Labor claims (v)	156,060	123,631	22,205	(42,107)	(24,323)	235,466
Environmental claims (vi)	182,689	53,829	21,257	(13)	(31,358)	226,404
Subtotal	1,489,907	278,479	194,796	(199,856)	(220,008)	1,543,318
Escrow deposits	(309,525)	(24,999)	(21,613)	28,698	4,468	(322,971)
Total	1,180,382	253,480	173,183	(171,158)	(215,540)	1,220,347

(b)      Lawsuits with possible likelihood of loss

The Company is party to lawsuits and administrative proceedings, which are assessed by Management whose chances of loss are possible and are not recorded as accruals. Liability contingencies, classified as possible loss, are represented as follows:

	December 31, 2014	December 31, 2013

Customer claims (i)	461,900	737,800
Supplier claims (ii)	1,346,400	1,071,000
Other civil claims (iii)	447,900	422,400
Tax claims (iv)	632,100	570,700
Labor claims (v)	304,000	278,700
Environmental claims (vi)	586,800	163,900

Total	3,779,100	3,244,500

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(c)      Explanation on the nature of main classes of lawsuits

(i)                     Customer claims

Approximately 1,240 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, 720 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 60 lawsuits where customers plead the reduction in tariff under the category as “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable. The R$12,559 increase in the lawsuits classified as probable loss (net of escrow deposits) is related to the new lawsuits filed and interest rates, fees and updates of lawsuits in progress, partially mitigated by payments made in the period and revisions of expectations caused by favorable decisions to the Company in 2014. The R$275,900 decrease in lawsuits with chances of possible losses is mainly related to revisions of expectations caused by favorable decisions to the Company.

(ii)             Supplier claims

Suppliers’ claims include lawsuits filed by some suppliers alleging underpayment of inflation adjustment, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable. The R$91,118 decrease in lawsuits whose chances of losses is considered probable (net of escrow deposits) is mainly related to the payments made in the period and reviews of expectations caused by favorable decisions to the Company during 2014. The R$275,400 increase in lawsuits whose chances of losses is considered possible is related to new lawsuits filed in 2014, as well as interest rates, fees and update of lawsuits in progress.

(iii)           Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, dully accrued when classified as probable losses. The R$25,500 increase in the lawsuits with expectation of possible losses is related to interest rates, fees and update of lawsuits in progress, and an increase in the number of lawsuits filed in 2014.

(iv)            Tax claims

Tax claims refer mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's Management, accrued when classified as probable loss. The R$61,400 increase in lawsuits with chances of possible losses is related to an increase in the number of lawsuits filed in 2014, and mainly to the re-measurement deriving from lawsuits filed by the municipality of São Paulo, as outlined in item “b” below.

(a) In 2006, the Federal Revenue Service, by means of a tax execution, inspected the Company’s compliance with the tax obligations related to income tax and social contribution for calendar year 2001, and issued a tax assessment adjusted through December 31, 2014 in the amount of R$431,853 (R$411,890 in December 2013). The Company filed a timely objection and will appeal against the tax assessment at administrative level and in courts. Management considers that the chances of losses of this administrative proceeding is approximately 90% considered remote and 10% possible.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(b)The municipality of São Paulo through law revoked the services tax exemption which until them the company withheld and thereafter issued tax deficiency notices related to the sewage service and ancillary activities, in the updated amount of R$357,528 (R$307,817 in December 2013), which currently are subject-matter of Tax Foreclosures, classified by the Management as possible losses. SABESP filed a writ of mandamus against this revocation, which was rejected, and currently is under phase of appealability of Special and Extraordinary Appeals filed. Writs of prevention and actions for annulment were also filed, aiming the suspension of enforceability of credits and the annulment of tax deficiency notices, as it understands that notwithstanding the exemption revocation, the sewage activities and ancillary activities are not included in the list of activities subject to taxation by municipality. Since there is no final court decision on the merits, the Company’s Management assessed the risk as possible losses.

(c)The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates. The amount involved was adjusted through December 31, 2014 and is R$53,486 (R$50,065 in December 2013). Management assessed it as a possible loss.

(d) The Company’s request for an authorization to offset taxes was rejected, overdue in the periods of July, August and September 2002 against the amount of IRPJ paid in excess in 1997 and 1998, due to inflation adjustment over the financial statements (Law 8,200/91), which was anticipated in 1996 due to an injunction, after excluded due discontinuance of proceeding and application of Provisional Measure 38/02. The Administrative Council of Tax Appeals rejected the credit from 1997. The amount involved was adjusted through December 31, 2014 and is estimated at R$45,401 (R$43,689 in December 2013). The Company’s Management assessed this claim as a possible loss.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(e) On June 23, 2010, the Company and the municipality of São Paulo signed an agreement to provide water supply and sewage services. The negotiation of this agreement led to the extinction of some judicial lawsuits, but others were not part of the referred agreement, and lawsuit proceeds as usual. The remaining judicial lawsuits considered as possible and probable loss are mainly related to taxes and fines. As of December 31, 2014 the amounts of such judicial lawsuits were R$15,746 (R$13,696 in December 2013) and R$71,677 (R$62,979 in December 2013), respectively.

(f) In 2005, the Federal Revenue Service partially rejected the Company´s request of offsetting tax credits related to the Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) in the amount of approximately R$56,118, and R$8,659, respectively, which relate to the period from January to April 2003, for which the Company offset prior year IRPJ and CSLL negative balances. The amounts not ratified by the authority of IRPJ and CSLL are R$11,164 and R$698, totaling R$11,862 million. As the company was granted a partial relief in this matter, the Company's legal counsels believe the chances of losses amount to R$7,288 on December 31, 2014 (R$6,999 in December 2013) R$1,243 (R$1,194 in December 2013), and these are possible and probable, respectively.

(g) SABESP filed two writs of mandamus pleading the declaration of unconstitutional municipal laws that levy the collection of taxes deriving from the use of public areas in the water and sewage network installation for the rendering of basic sanitation public utilities. The first writ of mandamus was judged groundless at the lower court and the Court of Justice of São Paulo, in the appeal's records, partially granted relief to recognize the impossibility of charging the monthly contribution, due to unconstitutionality, deeming as valid the need of security and other requirements to issue the Statement of Use Permit– TPU, however, this decision had no effect since the rules, subject-matter of the first writ of mandamus were revoked. The second writ of mandamus was granted partial relief to prohibit the enforceability of public price and the security for the use of public areas deriving from the municipal laws. The municipality’s appeal was rejected and is pending judgment at the higher court.  The Management assessed the risk as possible loss, but it was not possible to estimate the amount involved, as it would be necessary to know the extension of water and sewage networks and other equipment installed in the municipality’s urban soil (public areas), as well as define the amount of related property based on the length applied.

(v)               Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as probable loss, and accordingly, accrued. The R$78,787 increase in lawsuits with probable chances of losses (net of escrow deposits) and the R$25,300 increase in the lawsuits with possible chances of losses are due to interest rates, fees and updates on lawsuits in progress and the increased number of suits filed in 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(vi)            Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The R$42,908 increase in lawsuits with expectation of probable losses (net of escrow deposits) is mainly related to the complementary estimates of lawsuits in progress and an increase in the number of lawsuits filed in 2014. The R$422,900 increase in the lawsuits with possible losses is due to the increase in the number of lawsuits filed in 2014 and the complementary estimates of lawsuits in progress.

Among the main lawsuits the Company is involved, there are five public civil actions the subject-matters of which are: a) sentence SABESP to restrain itself from discharging or releasing sewage without due treatment; b) invest in the water and sewage treatment system of the municipality, under the penalty of paying a fine; c) payment of indemnity due to environmental damages, amongst others. Management classified part of lawsuits as probable chances of losses, in the amount of R$187,669 (R$169,939 in December 2013) and another seven lawsuits as possible losses in the amount of R$558,872 (R$145,107 in December 2013), and the main variation refers to a new lawsuit filed in fourth quarter of 2014, where the amount considered for disclosure purposes  refers to the amount objected by adverse party, and it not possible yet to estimate the Company’s involved amount, in view of the initial stage of lawsuit.

(vii)          Settlements reached in 2014

During 2014, the Company settled several legal and administrative proceedings, and most of them totaled R$28,982. Out of this amount, R$25,532 refer to works and R$3,450 refer to environmental compensations, the later, recorded as “other liabilities”, under the Statement of Financial Position. The accumulated balance on December 31, 2014, referring to these environmental liabilities amounted to R$18,497.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(viii)        Other concession-related legal proceedings

The Company is party in concessions-related proceedings, cases in which it can lose the right of operating water supply and sewage collection services in few municipalities, among which we point out: a) the municipality of Cajobi filed action to recover possession against SABESP, which was granted relief at the lower court and appellate court to maintain the municipality in the possession of water and sewage assets and services. The Special Appeal filed by SABESP is pending decision but the chances are probable loss; b) the municipality of Tarumã filed a writ of prevention against SABESP, which was judged groundless, without appeal by plaintiff, reason that the chances of losses changed to remote loss. The operation is maintained; c) the Company filed an ordinary action against the municipality of Santos, with favorable decision to Sabesp at the appellate court. On July 11, 2014, the court decision dismissing the execution proceeding was made available and records were remitted to the general archives; d) The Company filed a lawsuit to recover possession against the municipality of Álvares Florence, and appellate court decision was unfavorable to SABESP; the operation is not maintained. Filing of appeals, with expected probable losses; e) The municipality of Macatuba filed against SABESP an action to recover possession aiming with injunction return to the possession of facilities under concession, the injunction was granted relief, at the lower and appellate courts. SABESP no longer operates in the municipality up to this present date, with expected probable losses; f) The Company filed an action to maintain possession against the municipality of Iperó, which was deemed groundless at lower and appellate courts. Currently, the Company awaits the acceptance of appeals, however, the lawsuit is suspended for eventual settlement between the parties. The chances are of probable loss; g) The municipality of Embaúba filed a repossession action against Sabesp, pleading for injunction to keep it in the possession and the motion was granted relief and complied with on May 20, 2013. The decision was questioned and Sabesp filed an interlocutory appeal against the injunction decision, which was upheld by the court. The repossession lawsuit is pending judgment, with expectation of probable losses.

See information about EMAE lawsuits in Note 10(c).

20          EmployeeBenefits

(a)      Health benefit plan

The health benefit plan is managed by Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 7.2% (December 31, 2013 – 7.3%) on average, of gross payroll;

.     Participating employees: 3.21% of base salary and premiums, equivalent to 2.1% of payroll, on average.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(b)      Pension plan benefits

	December 31, 2014	December 31, 2013
Funded plan – G1 (i)
Present value of defined benefit obligations	2,249,794	1,988,912
Fair value of the plan assets	(1,573,723)	(1,442,164)

Net liabilities recognized for defined benefit obligations	676,071	546,748

Unfunded plan – G0 (iii)
Present value of defined benefit obligations	2,053,527	1,780,268

Net liabilities recognized for defined benefit obligations	2,053,527	1,780,268

Liability as per statement of financial position – pension obligations (*)	2,729,598	2,327,016

(*) The increase of liabilities in 2014 is mainly due to the impact of real increase of salaries and benefits and decrease in the discount rate to 6.11% and 6.09% in 2014 versus 6.36% and 6.46% in 2013, respectively, for G1 and G0 plans.

Pursuant to IAS19, the Company recognizes (gains)/losses under equity, as equity valuation adjustment, as shown below:

	G1 Plan	G0 Plan	Total
As at December 31, 2014

Actuarial gain/(loss) on obligations	(113,727)	(198,192)	(311,919)

Gains/(losses) on financial assets	28,208	-	28,208

Other	(2,397)	-	(2,397)

Total gains/(losses)	(87,916)	(198,192)	(286,108)

Deferred income tax and social contribution – G1 Plan	29,891	-	29,891

Other comprehensive income	(58,025)	(198,192)	(256,217)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	G1 Plan	G0 Plan	Total
As at December 31, 2013

Actuarial gain/(loss) on obligations	432,426	244,121	676,547

Gains/(losses) on financial assets	(312,857)	-	(312,857)

Other	3,404	-	3,404

Total gains/(losses)	122,973	244,121	367,094

Deferred income tax and social contribution – Plan G1	(41,810)	-	(41,810)

Other comprehensive income	81,163	244,121	325,284

	G1 Plan	G0 Plan	Total
As at December 31, 2012

Actuarial gain/(loss) on obligations	(488,956)	(371,035)	(859,991)

Gains/(losses) on financial assets	357,400	-	357,400

Total gains/(losses)	(131,556)	(371,035)	(502,591)

Deferred income tax and social contribution – Plan G1	44,729	-	44,729

Other comprehensive income	(86,827)	(371,035)	(457,862)

(i)          Plan G1

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Sabesprev, receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•         1.19% of the portion of the salary of participation up to 20 salaries; and

•         10.13% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2014, SABESP had a net actuarial liability of R$676,071 (R$546,748 on December 31, 2013) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets.

	2014	2013
Defined benefit obligation, beginning of the year	1,988,912	2,262,440
Current service cost	30,736	27,947
Interest cost	199,528	206,429
Actuarial (gains)/losses recorded as other comprehensive income	113,727	(432,426)
Benefits paid	(83,109)	(75,478)

Defined benefit obligation, end of the year	2,249,794	1,988,912

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Below, the change of fair value of plan assets during the year:

	2014	2013
Fair value of plan’s assets, beginning of year	1,442,164	1,657,608
Expected return on the plan assets	144,678	151,139
Expected Company's contributions	21,223	10,876
Expected participants’ contributions	20,559	10,876
Benefits paid	(83,109)	(75,478)
Financial gain (loss) recorded as other comprehensive income	28,208	(312,857)

Fair value of plan’s assets, end of the year	1,573,723	1,442,164

The amounts recognized in the statement of income are as follows:

	2014	2013	2012
Current service cost	9,513	27,947	16,746
Interest cost rates	199,528	206,429	176,762
Expected return on plan assets	(144,678)	(151,139)	(147,548)
Total recognized in the income statement	64,363	83,237	45,960

In 2014, the expenses related to defined pension plan amounting to R$43,133, R$6,168 and R$15,062, were recorded in operating cost, selling and administrative expenses.

Estimated expenses	2015
Current service cost	23,303
Interest cost rates	80,755
Participants contribution	(23,052)
Total additional expense to be recognized	81,006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Actuarial assumptions:

	2014	2013	2012

Discount rate – actual rate (NTN-B)	6.11% p.a.	6.36% p.a.	4.10% p.a.
Inflation rate	6.49% p.a.	5.80% p.a.	5.00% p.a.
Expected rate of return on assets	13.00% p.a.	12.53% p.a.	9.30% p.a.
Future salary increase	8.62% p.a.	7.92% p.a.	7.10% p.a.
Mortality table	AT-2000	AT-2000	AT-2000

The number of active participants as of December 31, 2014 was 8,670 (8,885 as of December 31, 2013), and of inactive participants was 6,675 (6,597 as of December 31, 2013).

The benefit to be paid of G1 pension plan, expected for 2015 is R$86,042.

The contributions of the Company and participants of Plan G1 for the fiscal year ended December 31, 2014 were R$22,956 (December 2013 – R$18,348) and R$23,621 (December 2013 – R$18,416), respectively.

The Company and Sabesprev are in process of negotiation to resolve the actuarial deficit, by continuing migrating participants from the Defined Benefit Plan to Sabesprev Mais Plan. Management expects to reduce the actuarial deficit due to the change in referred plans.

         Sensitivity analysis of the defined benefit pension plan as of December 31, 2014 regarding the changes in the main assumptions are:

Funded plan - G1	Change in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$213,044
	Decrease of 1.0%	Increase of R$244,103
Wage increase rate	Increase of 1.0%	Increase of $71,093
	Decrease of 1.0%	Decrease of R$68,916
Life expectation	Increase of 1 year	Increase of R$44,096
	Decrease of 1 year	Decrease of R$43,248

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Plan’s assets

The plan investment policies and strategies are aim at getting consistent returns and reduce the risks associated to the utilization of financial assets available on the Capital Markets through diversification, considering factors, such as the liquidity needs and the long-term nature of the plan liability, types and availability of financial instruments in the local and international markets, general economic conditions and forecasts as well as requirements under the law. The plan's asset allocation management strategies are determined with the support of reports and analysis prepared by Sabesprev and independent financial advisors:

		December 31, 2014	December 31, 2013
Fixed income
- NTNB's		790,779	712,017
- NTNC's		139,200	132,265
- NTNF's		6,206	5,858
Government bonds in own portfolio	(a)	936,185	850,140
Fixed income fund quotas	(b)	120,413	80,931
Private credit investment fund quotas	(c)	103,736	78,034
Total fixed income		1,160,334	1,009,105

Equities
Stocks investment fund quotas	(d)	223,167	259,717
Total equities		223,167	259,717

Structured investments
Equity investment fund quotas	(e)	83,204	76,338
Real estate investment fund quotas	(f)	30,672	40,220
Multimarket investment fund quotas	(g)	28,206	25,806
Total structured investments		142,082	142,364

Investments abroad	(h)	19,079	-
Other	(i)	29,061	30,978

Fair value of plan assets		1,573,723	1,442,164

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

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

(h) Foreign investment: investment fund quotas in global companies’ stocks, mostly, US companies.

(i) Other: basically composed of loans and real estates.

Restrictions with respect to asset portfolio investments, in the case of federal government securities:

i) papers securitized by the National Treasury will not be permitted;

ii) derivative instruments must be used for hedge.

Restrictions with respect to asset portfolio investments, in the case of variable-income securities for internal management, are as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

i) day-trade operations will not be permitted;

ii) sale of uncovered share is prohibited;

iii) swap operations without guarantee are prohibited;

iv) leverage will not be permitted, i.e., operations with derivatives representing leverage of asset or selling short, such operations cannot result in losses higher than invested amounts.

At the end of 2014, Sabesprev had in its investment portfolio debentures issued by the Company in the amount of R$1,893. In 2013, there were no assets issued by the Company in the portfolio. The real estate held in the portfolio is not used by the Company.

The Brazilian capital markets were affected in 2014 by the negative perception about how the macroeconomic policy has been conducted, inflation remaining at high levels and low economic growth, however, despite this scenario, the plan’s assets improved by 9.92% in 2014 and 7.43% in 2013, and this positive variation was substantially impacted by government bonds (NTNB’s, NTNC’s and NTNF’s).

Concerning the Fixed Income, investments in fixed income and private credit recorded positive returns impacted by the mark-to-market effect of federal government bonds, which had a relevant value appreciation in 2014 over 2013.

Concerning Equities, stocks of Brazilian companies listed at the BMF&Bovespa had their prices reduced. The return of main Brazilian stock index, the Ibovespa, recorded -2.91% in 2014 against -15.50% in 2013.

Concerning the Structured Investments portfolio, the main factors hindering return were investments in Real Estate Investment Funds and Equity Investment Funds, which had a negative return in the period. The multimarket funds had a return above 2013, however, they also suffered the impacts of the aforementioned scenario.

(ii)        Private pension plan benefits – Defined contribution

On December 31, 2014, Sabesprev Mais plan, based on defined contribution, had 5,188 active and assisted participants (5,627 in 2013).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Regarding the Sabesprev Mais plan, the commitment to all participants who migrated up to December 31, 2014 amounted to R$9,214 (R$10,613 in December 2013) referred to active participants. The Company has made contributions in the amount of R$8,936 in 2014 (R$8,446 in December 2013).

(iii)    Plan G0

Pursuant to State Law 4,819/58, employees who started providing services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of December 31, 2014, the Company recorded a defined benefit obligation for Plan G0 of R$2,053,527 (R$1,780,268 in December 2013).

	2014	2013

Defined benefit obligation, beginning of year	1,780,268	1,987,718
Current interest expense and service costs	224,931	176,766
Actuarial gains/(losses) recorded as other comprehensive income	198,192	(244,121)
Benefits paid	(149,864)	(140,095)

Defined benefit obligation, end of the year	2,053,527	1,780,268

The amounts recognized in the statement of income are as follows:

2014

Interest expense and service costs	224,931
Amount received from GESP (undisputed amount)	(82,638)
Total	142,293

In 2014, the expense related to the defined benefit obligation under Plan G0 was recorded in administrative expenses.

Estimated expenses	2015

Interest cost rates	247,859
Total additional expenses to be recognized	247,859

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

The main actuarial assumptions used:

	2014	2013	2012

Discount rate – actual rate (NTN-B)	6.09% p.a.	6.46% p.a.	4.00% p.a.
Inflation rate	6.49% p.a.	5.80% p.a.	5.00% p.a.
Future salary increase	8.62% p.a.	7.92% p.a.	7.10% p.a.
Mortality table	AT-2000	AT-2000	AT-2000

The number of active participants of Plan - Go as of December 31, 2014 was 22 (24 on December 31, 2013). The number of beneficiaries, retirees and survivors as of December 31, 2014 was 2,375 (2,412 on December 31, 2013).

The benefit payable from the Go pension plan expected for 2015 is R$157,616.

The sensitivity analysis of defined benefit pension plan on December 31, 2014 to the changes in the main assumptions is:

Plan– G0	Change in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$197,768
	Decrease of 1.0%	Increase of R$194,469
Wages growth rate	Increase of 1.0%	Increase of R$204,121
	Decrease of 1.0%	Decrease of R$185,665
Life expectation	Increase of 1 year	Increase of R$71,258
	Decrease of 1 year	Decrease of R$68,867

(c)      Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and Sabesp. The period covered represents the Company fiscal year, commence in January to December. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached. As of December 31, 2014 the profit sharing accrued amounted to R$72,946 (R$68,495 in December 2013).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

21           Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also records the amounts payable from the percentage in the revenues of São Paulo local government (Note 14 (d) (v)). The balances on December 31, 2014 and 2013 were R$318,973 and R$323,208, respectively.

22           Equity

(a)         Authorized capital

The Company is authorized to increase capital by up to R$15,000,000 (R$10,000,000 in December 2013), based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6.404/76.

(b)         Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares without par value as of December 31, 2014 (683,509,869 in December 2013), held as follows:

	December 31, 2014		December 31, 2013
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50.26%	343,524,258	50.26%
Companhia Brasileira de Liquidação e Custódia	169,000,272	24.73%	174,076,755	25.47%
The Bank Of New York ADR Department (equivalent in shares) (*)	170,351,902	24.92%	165,291,202	24.18%
Other	633,410	0.09%	617,654	0.09%
	683,509,869	100.00%	683,509,869	100.00%

(*)       Each ADR corresponds to 1 share.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

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

	2014	2013	2012
Profit for the year	902,983	1,923,559	1,911,900
(-)Legal reserve - 5%	(45,149)	(96,178)	(95,595)

	857,834	1,827,381	1,816,305

Minimum mandatory dividend – 25% (R$0.3138 per share)	214,458	456,845	454,076

On April 30, 2014, the Shareholders’ General Meeting approved the distribution of dividends as interest on shareholders’ equity amounting to R$537,465, for the 2013 fiscal year. Therefore, the amount of R$42,862 related to the surplus minimum mandatory dividends of 25%, set forth in the Bylaws, recorded in the 2013 equity under “Additional proposed dividends” was transferred to current liabilities. These amounts started being paid in June 2014.

The Company proposed dividends as interest on shareholders' equity in the amount of R$214,458, corresponding to R$0.3138 per common share, net of withholding income tax of R$15,844, to be resolved on the Shareholders’ Meeting to be held on April 30, 2015.

The Company declared dividends payable as interest on shareholders’ equity in the amount of R$214,458, which considers the minimum dividend amount set forth in the Bylaws. The amount exceeding the minimum mandatory dividend due in the year of R$37,846 was reclassified into equity to the “Additional proposed dividends” account, this amount includes the withholding income tax of R$15,844.

Pursuant to CVM Resolution nº 207/1996, the Company imputed interest on shareholders’ equity to the minimum dividend by its net value of withholding income tax. The amount of R$15,844 referring to the withholding income tax was recognized in current liabilities, in order to comply with tax liabilities related to the credit of interest on shareholders’ equity.

The interest on shareholders’ equity balance payable as of December 31, 2014, totaling R$214,523, refers to the amount of R$214,458 declared in 2014, net of withholding income tax and R$65 declared in previous years.

(d)         Capital reserve

The capital reserve includes tax incentives and donations received by the company and may only be used for future capital increases. The amount of R$124,255 referring to the balance of December 2013 was fully capitalized in 2014, as per Note 22 (j).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

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

As of December 31, 2014 and 2013, the balance of investment reserve totaled R$2,914,008 and, R$5,980,535, respectively.

Pursuant to Paragraph four of Article 28 of the by-laws, the Board of Directors may propose to the Shareholders’ Meeting that the remaining balance of profit for the year, after deducting the legal reserve and minimum mandatory dividends, be allocated to an investment reserve that will comply with the following criteria:

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

(g)      Allocation of profit for the year

		2014	2013	2012
Profit
(+)	Profit for the year	902,983	1,923,559	1,911,900
(-)	Legal reserve – 5%	45,149	96,178	95,595
(-)	Minimum mandatory dividends	214,458	456,845	454,076
(-)	Additional proposed dividends	37,846	80,620	80,201
Investment reserve recorded		605,530	1,289,916	1,282,028

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

The Management will send for approval at the Shareholders’ Meeting, a proposal to transfer the retained earnings balance, in the amount of R$605,530 to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget.

(h)      Retained earnings (accumulated losses)

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve.

(i)       Other comprehensive income

Gains and losses arising from changes in the actuarial assumptions are accounted for as equity valuation adjustment, net of income tax and social contribution effects. See Note 20 (b), the breakdown of amounts recorded in 2014 and 2013.

	G1	G0	Total

Balance on December 31, 2013	62,905	(196,436)	(133,531)
Actuarial gains (losses) for the year (Note 20 (b))	(58,025)	(198,192)	(256,217)
Balance on December 31 , 2014	4,880	(394,628)	(389,748)

(j)       Capital increase

The Shareholders’ Meeting held on April 30, 2014 approved the capital stock increase from R$6,203,688 to R$10,000,000 due to the partial capitalization of the earnings reserve and total capital reserve totaling R$3,672,057 and R$124,255, respectively.

In addition, a new limit for the capital increase to R$15,000,000 was also approved, as per Note 22 (a)

23           Earnings per Share

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	2014	2013	2012

Income attributable to the Company’s shareholders	902,983	1,923,559	1,911,900
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869	(*)

Basic and diluted earnings per share (reais per share)	1.32	2.81	2.80

(*) Amount restated due to the split occurred on April 22, 2013

24          Segment reporting

Management, comprised by the Board of Directors and the Board of Executive Officers, has determined the operating segments used to make strategic decisions, such as water supply and sewage services.

(i)    Statement of Income

	2014
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income	4,896,657	4,008,678	2,918,036	11,823,371

Gross sales deductions	(335,498)	(274,657)	-	(610,155)

Net operating income	4,561,159	3,734,021	2,918,036	11,213,216

Costs, selling and administrative expenses	(3,929,755)	(2,511,295)	(2,855,516)	(9,296,566)

Income from operations before other operating expenses, net and equity accounting	631,404	1,222,726	62,520	1,916,650

Other operating income (expenses), net				(3,488)

Equity accounting				(2,453)

Financial result, net				(635,866)

Income from operations before taxes				1,274,843

Depreciation and amortization	526,876	477,595	-	1,004,471

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	2013
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income	5,276,056	4,263,965	2,444,735	11,984,756

Gross sales deductions	(370,091)	(299,098)	-	(669,189)

Net operating income	4,905,965	3,964,867	2,444,735	11,315,567

Costs, selling and administrative expenses	(3,512,559)	(2,275,437)	(2,394,487)	(8,182,483)

Income from operations before other operating expenses, net and equity accounting	1,393,406	1,689,430	50,248	3,133,084

Other operating income (expenses), net				3,296

Equity accounting				2,465

Financial result, net				(483,246)

Income from operations before taxes				2,655,599

Depreciation and amortization	461,426	409,647	-	871,073

	2012
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income	4,944,257	3,982,480	2,464,482	11,391,219

Gross sales deductions	(362,003)	(291,585)	-	(653,588)

Net operating income	4,582,254	3,690,895	2,464,482	10,737,631

Costs, selling and administrative expenses	(3,406,588)	(2,043,582)	(2,414,410)	(7,864,580)

Income from operations before other operating expenses, net and equity accounting	1,175,666	1,647,313	50,072	2,873,051

Other operating income (expenses), net				(23,175)

Equity accounting				(6,532)

Financial result, net				(295,672)

Income from operations before taxes				2,547,672

Depreciation and amortization	403,980	334,545	-	738,525

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

Explanation on the reconciliation items for the Financial Statements: the impacts on gross operating income and in costs are as follows:

	2014	2013	2012

Gross revenue from construction recognized under IFRIC 12 (a)	2,918,036	2,444,735	2,464,482
Construction costs recognized under IFRIC 12 (a)	(2,855,516)	(2,394,487)	(2,414,410)

Construction margin	62,520	50,248	50,072

(a)    Revenue from concession construction contracts is recognized in accordance with IAS 11, Construction Contracts, using the percentage-of-completion method. See Note 14 (c) and (f).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(ii)     Intangible

Reportable segment’s intangible assets are reconciled to total assets as follows:

	December 31, 2014	December 31, 2013
Intangible asset:
Water supply	10,289,735	9,741,582
Sewage services	13,492,613	12,298,412

Segment assets for reportable segments	23,782,348	22,039,994

Other intangible assets	2,197,178	1,806,237

Total intangible assets	25,979,526	23,846,231

There are no liabilities allocated to the reportable segments.

25          Operating income

(a)    Revenue from water and sewage services:

	2014	2013	2012

Metropolitan region of São Paulo	6,235,276	6,984,364	6,625,041
Regional Systems (i)	2,670,059	2,555,657	2,301,696
Total (ii)	8,905,335	9,540,021	8,926,737

(i)  Including the municipalities operated in countryside and at the coast of the State of São Paulo.

(ii)       Revenue from water and sewage services decreased by 6.7% as of December 31, 2014 over 2013, due to the Incentive Program for Reduction of Water Consumption (Bonus) and the 2.2% decrease in the Company’s total billed volume.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

*Bonus: (a)   Sabesp’s Incentive Program for Reduction of Water Consumption

After ARSESP´s approval on an emergency basis by means of Resolution no. 469/2014, SABESP adopted an economic incentive to encourage the population of Greater São Paulo to reduce water consumption. This measure was adopted due to the record heat and the unheard lack of rainfall at the Cantareira System, which is at a critical level and supplies almost 8.8 million people.

Consumers who reduce by, at least, 20% the average consumption of the twelve-month period, between February 2013 and January 2014, receive 30% discount in their bills. The discount is applied to a smaller amount, since reduced consumption result in cheaper bills.

This measure applies to households, commerce and industries supplied by Cantareira System: the entire north area and São Paulo downtown, part of east and west zones of São Paulo, Barueri, Caieiras, Carapicuíba, Francisco Morato, Franco da Rocha, Itapevi, Jandira, Osasco and Santana de Parnaíba. In Guarulhos and São Caetano do Sul, also supplied by the Cantareira System, distribution relies on the the local governments’ responsibilities, which buy water from SABESP. The municipal services shall resolve on granting this incentive.

Initially, the benefit was valid for the bills of reference months from February to August that reached the consumers March and September. In Santana de Parnaíba, this measure was applied in the reference months from March to August and consumers received the bills between April and September.

However, in April 2014, the incentive program for reduction of water consumption was postponed until the end of 2014 to the entire São Paulo metropolitan region, or until water levels at reservoirs are regularized. Due to the dry weather and the low water volume at the Cantareira System, the Department of Water and Electricity of the State of São Paulo (DAEE) and the National Water Agency (ANA) set forth that, we are temporarily required to restrict the water outflow caught from the Cantareira System. In order to supply this lower water availability and continue supplying the population, we are expanding the use of water from other water mains. This may increase costs to serve consumers of the metropolitan region of São Paulo. If the situation of the reservoirs affected by dry weather does not improve, we may be forced to take more drastic measures.

On May 26, 2014, the Incentive Program for Reduction of Water Consumption was expanded to the municipalities operated by Sabesp which compose by Piracicaba basins, Capivari and Jaguari rivers, located in the coverage area of the Cantareira System.

Likewise, consumers who reduce by, at least, 20% their monthly consumption will be entitled to bonus, compared to the average consumption of the twelve-month period, between February 2013 and January 2014. These consumers will receive 30% discount on their water and sewage bills. The participating municipalities are Bragança Paulista, Joanópolis, Nazaré Paulista, Pinhalzinho, Piracaia, Vargem, Hortolândia, Itatiba, Jarinu, Monte Mor, Morungaba and Paulínia.

Such measure included residential, commercial, industrial and public customers and was valid for the bills issued as of June 2014, effective until December 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

  Bonus in stages

On October 22, 2014, ARSESP published the Resolution nº 514 which approved the bonus by consumption reduction levels according to SABESP's Incentive Program for Reduction of Water Consumption.

The bonus by consumption reduction levels during the effectiveness period of the Incentive Program for Reduction of Water Consumption will be:

(a) Thirty percent (30%) bonus for users whose monthly consumption decreased by at, least, twenty percent (20%) in relation to the average consumption of the period between February 2013 and January 2014.

(b) Twenty percent (20%) bonus for users whose monthly consumption exceeds or is equal to fifteen percent (15%) and lower than twenty percent (20%) in relation to the average consumption of the period between February 2013 and January 2014.

(c) Ten percent (10%) bonus for users whose monthly consumption exceeds or is equal to ten percent (10%) and lower than fifteen percent (15%) in relation to the average consumption of the period between February 2013 and January 2014.

The bonus by consumption reduction levels has been applied to all the municipalities that currently already receive such bonus over the water and sewage collected amounts.

The new levels of the Bonus Program adopted the consumptions after the November 1, 2014 as reference.

The bonus for the period between January and December 2014 totaled R$376,414.

  Bonus effectiveness is postponed

By means of Resolution 536 of December 18, 2014, ARSESP authorized the postponement of the Incentive Program for Reduction of Water Consumption’s effectiveness until the end of 2015 or until the reservoir levels are regularized, which occurs first.

See Note 31 (a), the event after the reporting period about the contingency tariff.

(b)    Reconciliation between gross operating income and net operating income:

	2014	2013	2012

Revenue from water and sewage services	8,905,335	9,540,021	8,926,737
Construction revenue (Note 14 (c))	2,918,036	2,444,735	2,464,482
Sales tax	(610,155)	(669,189)	(653,588)
Net revenues	11,213,216	11,315,567	10,737,631

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

26          Operating Costs and Expenses

	2014	2013	2012
Operating costs
Salaries and payroll charges	1,494,147	1,348,933	1,224,335
Pension obligations	47,855	59,237	36,480
Construction costs (Note 14 (c))	2,855,516	2,394,487	2,414,410
General supplies	191,723	179,771	169,096
Treatment supplies	261,205	240,730	177,453
Outsourced services	856,960	786,515	724,478
Electricity	597,454	551,630	588,183
General expenses	404,367	444,663	400,446
Depreciation and amortization	926,372	810,297	715,070

	7,635,599	6,816,263	6,449,951

Selling expenses
Salaries and payroll charges	236,109	215,083	198,762
Pension obligations	6,225	8,470	6,054
General supplies	4,549	6,995	8,313
Outsourced services	252,628	208,943	205,393
Electricity	579	557	629
General expenses	86,590	82,470	77,848
Depreciation and amortization	10,339	10,721	8,017
Allowance for doubtful accounts, net of recoveries (Note 9 (c))	139,589	103,864	192,236

	736,608	637,103	697,252

Administrative expenses
Salaries and payroll charges	180,845	176,845	168,514
Pension plan	158,114	118,600	104,717
General supplies	5,861	6,700	4,374
Outsourced services	205,341	116,735	145,673
Electricity	1,032	694	1,175
General expenses	228,737	183,874	209,191
Depreciation and amortization	67,760	50,055	15,438
Tax expenses	76,669	75,614	68,295

	924,359	729,117	717,377

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	2014	2013	2012
Operating costs and expenses
Salaries and payroll charges	1,911,101	1,740,861	1,591,611
Pension plan	212,194	186,307	147,251
Construction costs (Note 14 (c))	2,855,516	2,394,487	2,414,410
General supplies	202,133	193,466	181,783
Treatment supplies	261,205	240,730	177,453
Outsourced services	1,314,929	1,112,193	1,075,544
Electricity	599,065	552,881	589,987
General expenses	719,694	711,007	687,485
Depreciation and amortization	1,004,471	871,073	738,525
Tax expenses	76,669	75,614	68,295
Allowance for doubtful accounts, net of recoveries (Note 9 (c))	139,589	103,864	192,236
	9,296,566	8,182,483	7,864,580

27           Financial Expenses and Income

	2014	2013	2012
Financial expenses
Interest and charges on loans and financing – local currency (i)	(272,975)	(294,729)	(304,736)
Interest and charges on loans and financing – foreign currency (ii)	(92,180)	(84,648)	(87,800)
Other financial expenses (iii)	(104,060)	(62,882)	(33,860)
Income tax over international remittance	(14,334)	(10,662)	(11,660)
Inflation adjustment on loans and financing (iv)	(98,309)	(72,657)	(34,599)
Inflation adjustment on Sabesprev Mais deficit (v)	(1,169)	(1,334)	(1,525)
Other inflation adjustments (vi)	(10,597)	(5,731)	(6,657)
Interest and inflation adjustments on provisions (vii)	(118,669)	(70,267)	(97,393)
Total financial expenses	(712,293)	(602,910)	(578,230)

Financial income
Inflation adjustment gains (viii)	91,930	85,245	66,497
Income on short-term investments (ix)	202,898	151,106	162,928
Interest and other income (x)	127,904	149,759	103,704
Total financial income	422,732	386,110	333,129

Financial, net before foreign exchange changes	(289,561)	(216,800)	(245,101)

Net foreign exchange gains (losses)
Foreign exchange variation on loans and financing (xi)	(345,105)	(267,835)	(50,523)
Other foreign exchange changes	(625)	(6)	(43)
Foreign exchange gains	(575)	1,395	(5)
Foreign exchange changes, net	(346,305)	(266,446)	(50,571)

Financial, net	(635,866)	(483,246)	(295,672)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

(i)      The variation in interest expenses related to local currency-denominated loans and financing decreased mainly due to higher capitalization of interest rates in 2014 over 2013.

(ii)    The increase in interest expense related to foreign currency-denominated loans and financing mainly reflects the increased balance of debt due to new funding.

(iii) Other financial expenses increased especially due to the start-up of two sewage treatment stations financed by means of leasing (Campo Limpo Paulista/Várzea Paulista and Campos do Jordão, respectively, in August 2013 and in March 2014), under IAS 23, the interest paid are recognized as financial expense.

(iv)   The monetary variation derives from increase in the indexes defined in loan agreements, such as UPR and IPCA, which were 0.9% and 6.4%, respectively, in 2014 (0.2% and 5.9% in 2013 and 0.3% and 5.8% in 2012, respectively). The exposures to these rates are shown in Note 5.1 (d).

(v)     The decrease derives from smaller balance of SABESP’s commitments in relation to the deficit of the Sabesprev Mais pension plan.

(vi)   Other monetary variation expenses are mainly adjustment to liabilities referring to investment commitments required by the public-private partnerships and mainly from program contracts indexed by the IPC/FIPE and IPCA/IBGE of 5.2% and 6.4%, respectively, in 2014, 3.9% and 5.9%, respectively, in 2013 and 5.1% and 5.9%, respectively, in 2012.

 (vii) The variation mainly derives from the update of customers and environmental lawsuits which are adjusted for inflation by the court of justice’s table, considering the consumer price index INPC/IBGE variation which stood at 6.3% in 2014, 5.6% in 2013 and 6.2% in 2012.

(viii) The monetary variations mainly derives from the update of escrow deposits which are adjusted for inflation by INPC/IBGE which recorded a variation of 6.3% in 2014, compared to 5.6% in 2013 and 6.2% in 2012.

(ix)   The increase in financial investments was due to the Company that kept the amounts invested within a longer term than in 2013, and the market’s higher interest rates which positively impacted the income earned in 2014.

(x)     The variation is mainly due to interest rates on agreements and installment payments.

(xi)   The increase in expenses mainly reflect the increase in the debt balance due to new funding. Additionally, in 2014 and 2013, the US dollar appreciated, with a variation of 13.4% and 14.6%, respectively (appreciation of 8.9% in 2012).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

28          Other Operating Income (expenses), net

	2014	2013	2012

Other net operating income, net (i)	109,329	57,382	68,364
Other operating expenses (ii)	(112,817)	(54,086)	(91,539)

Other net operating income (expenses)	(3,488)	3,296	(23,175)

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, and indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, and PURA projects and services.

(i)          Other operating income increased by R$51.9 million, chiefly due to: (a) higher application of fines to suppliers and service providers, totaling R$25.8 million; and (b) higher revenue obtained through the Rational Water Use Program (PURA), totaling R$20.9 million.

Other operating expenses consist mainly of write-off of concession assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment.

(ii)        Other operating expenses increased by R$58.7 million in 2014, chiefly due to: (a) the provision for works and projects, totaling R$21.3 million; (b) provision for contractual allowance losses, due to agreement with the municipality of Diadema, totaling R$15.0 million; (c) write-off of obsolete assets, totaling R$11.4 million; and (d) provision for the write-off of hydrometers, totaling R$11.4 million.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

29          Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, main committed amounts as of December 31, 2014 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations - Expenses	1,279,797	548,538	51,687	3,784,736	5,664,758
Contractual obligations - Investments	1,790,549	1,807,801	97,535	2,188,033	5,883,918
Total	3,070,346	2,356,339	149,222	5,972,769	11,548,676

The main commitment refers to São Lourenço PPP. See Note 14 (h).

30          Additional information on cash flows

	2014	2013	2012

Total additions of intangible assets as (Note 14)	3,236,781	2,750,319	2,651,018

Items not affecting cash (see breakdown below)	(577,924)	(445,288)	(642,319)

Total additions to intangible assets as per statement of cash flows	2,658,857	2,305,031	2,008,699

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period(Note 14 (e))	278,265	205,012	283,016
Contractors	48,547	(4,887)	67,631
Program contract commitments	62,250	28,197	75,434
Public Private Partnership – PPP (Note 14 (h))	22,245	-	-
Leasing	104,097	166,718	166,166
Construction margin (Notes 14 (f) and 24)	62,520	50,248	50,072
Total	577,924	445,288	642,319

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

31           Events after the reporting period

(a)    Adoption of contingency tariff

On January 7, 2015, ARSESP published the Resolution nº 545, through which it authorizes the contingency tariff to the users whose monthly consumption exceeds the average seen in the period between February 2013 and January 2014, as follows:

(i)         40% addition over the tariff amount, applicable to the water consumption that exceed until 20% of average; or

(ii)       100% addition over the tariff amount, applicable to the water consumption that exceed more than 20% of average.

All the users are subject to the contingency tariff, including those with firm demand contracts, except for the following cases:

(i)         those with water monthly consumption lower than or equal to 10 m³; and

(ii)       hospitals, first-aid clinics, nursing homes, police stations, prisons, detention facilities and centers of Fundação CASA (social and educational treatment center for adolescents).

The contingency tariff will take effect for consumption measured as of the publication of Resolution until December 31, 2015 and shall only apply to the municipalities’ users:

(i)         where the regulation and inspection of sanitation services are the responsibility of ARSESP; and

(ii)       who have been included in the SABESP’s Incentive Program to Reduce Water Consumption.

(b)    Request for extraordinary revision

On March 6, 2015, the Company filed with ARSESP a request for extraordinary revision seeking the tariff re-balance, due to the drop of billed volume and increased electricity price resulting from the worsening of water crisis in 2014, as foreseen in the Technical Note RTS/01/2012 – Detailed Methodology for SABESP’s Tariff Revision Process- First Tariff Cycle. Until this report’s date of issue, the Company had not obtained approval from the regulatory body about this extraordinary revision.

(c)    Term of Agreement – Uncontroversial accounts receivable

On March 18, 2015, the Company, the São Paulo State government and the Water and Electricity Department - DAEE, and the Sanitation and Water Resources Department as the intervening party, entered into a Term of Agreement under the terms summarized herein below. See additional information in Note 10 (a), (vi).

On November 17, 2008, the Company, the São Paulo state government and the Water and Electricity Department, and the Sanitation and Energy Secretariat as intervening party, entered into the Third Amendment to the Term of Acknowledgment, Consolidation of Obligations, Commitment and Other Covenants aiming at adjusting the undisputed amount of debts relating to retirement and pension supplementary benefits referred to by São Paulo State Law no. 4,819 of August 26, 1958, paid by the Company and not reimbursed by the State.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

In referred document, Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs were given as temporary and partial payment of total undisputed amount. However, up to date, it was not possible to transfer the reservoirs due to a lawsuit pending final and unappealable court decision. Therefore, the State, Sabesp and DAEE, by means of a Term of Agreement signed on March 18, 2015, agreed to replace the Reservoirs with the debt’s installment payment.

The agreement’s current amount is R$1,012,310, R$696,283 referring to the principal amount (“Principal Amount”) and R$316,027 referring to the inflation adjustment of principal until February 2015.

The Principal Amount will be paid in 180 installments, as follows:

a) The first 24 installments will be settled by immediately transferring 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista - CTEEP, TRPL4, totaling R$87,174, based on the share closing price as of March 17, 2015.

b) The amount of R$609,109 will be adjusted by IPCA (Extended Consumer Price Index) until the date when payments start and paid in cash, by means of other 156 monthly installments, beginning on April 5, 2017. When payment starts, installments will be adjusted by IPCA plus simple interest of 0.5% per month.

Considering the lawsuit which objects the possibility of transferring the reservoirs is pending final and unappealable court decision, the agreement also provides for the following situations:

1) If transfer is possible and the Reservoirs are effectively transferred to Sabesp and registered at the notary’s office, Sabesp will reimburse to the State the amounts paid in replacement of Reservoirs (Principal Amount) in 60 monthly installments adjusted by IPCA until the payment date of each installment; and

2) If the transfer of Reservoirs is not possible, the State will pay to Sabesp, in addition to the Principal Amount, the inflation adjustment credit in 60 installments, starting these payments at the end of Principal Amount installment payment. The amount will be adjusted by IPCA to the start date of payments and, as of this date, IPCA will be incurred plus 0.5% simple interest rates/month over the amount of each installment.

(d)    Proposal for Extraordinary Tariff Revision - Public Consultation

On March 31,  2015, ARSESP submitted for Public Consultation a proposal which suggests a total tariff adjustment of 13.87%, 6.36% of which refers to the extraordinary revision and 7.06% to the tariff adjustment by the IPCA minus the X Factor.  In the Public Hearing held on April 15, 2015, Sabesp proposed a total tariff increase of 22.70%.  The Company is awaiting ARSESP’s final decision.