Form 20-F
period 2015-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2016-05-12
CIK 1170858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20‑F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

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

Yes ☐ No ☑

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We maintain our books and records in reais.  We prepare our financial statements in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”.  Our financial statements as of December 31, 2015 and 2014 and for the three years ended December 31, 2015 have been audited, as stated in the report appearing herein, and are included in this annual report on Form 20‑F.

Certain figures included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

Water Crisis

Our results and operational performance for the fiscal year ended December 31, 2015, were adversely impacted by the most serious drought in our serviced region in 85 years.  Both the water conservation measures we implemented to mitigate the effects of the drought on our water supply and a significantly heightened public awareness of the need to conserve water during the current water crisis negatively impacted our revenues.  Improved rainfall throughout the rainy season that began in October 2015, the collaborative efforts between us and the population we service and emergency construction conducted by us throughout 2014 and 2015 in order to reduce the impacts of the water crisis resulted in an increase in the volume of water in the reservoirs in our largest market, the São Paulo metropolitan region, at the end of 2015 compared to the end of 2014.  As of December 31, 2015, the reservoirs in the São Paulo metropolitan region, where our largest market is located, contained 703 billion liters of bulk water storage for treatment, compared to 301 billion liters available for treatment as of December 31, 2014.  Under normal circumstances, we withdraw 6.2 billion liters per day (equivalent to the total water production of 71.4 m³/s in February 2014 for the São Paulo metropolitan region) from the reservoirs.  This volume decreased to 4.7 billion liters per day during the drought (equivalent to the total water production of 54.8 m³/s in December 2015 for the São Paulo metropolitan region).  Average monthly water production in 2015 was of 52.0 m³/s, compared to 62.2 m³/s in 2014 and 69.1 m³/s in 2013.  For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—The measures we took to mitigate the effects of the drought resulted in a significant decrease in the volume of water billed and revenues from services we provide, which had a material adverse effect on our company and could continue to do so if the drought escalates in severity” and “Item 4.B. Business Overview—The Current Water Crisis”.

Convenience Translations

We have translated some of the real amounts contained in this annual report into U.S. dollars.  The rate used to translate such amounts in respect of the year ended December 31, 2015 was R$3.9048 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect on December 31, 2015, as reported by the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.  See “Item 3.A. Selected Financial Data—Exchange Rates” for more detailed information regarding the Brazilian foreign exchange system and historical data on the exchange rate of the real against the U.S. dollar.

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

•         “water coverage ratio” are to the ratio between the number of residences connected to the water supply network, divided by the number of urban residences in a certain area; and

•         “water crisis” are to the drought we have experienced from late 2013 throughout most of 2015.  This drought is the most serious drought that our service region has experienced in 85 years and primarily affects the Cantareira System, our largest water production system.

Information in this annual report related to liters, water and sewage volumes, number of employees, kilometers, water and sewage connections, population served, operating productivity, water production, water and sewage lines (in kilometers), water loss index and investment in programs has not been audited.

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

Our contracts and the Municipalities We Serve

Throughout this document, we refer to the 364 municipalities we serve and to our 367 water contracts.  This difference results from the fact that we have two partial water contracts with the municipality of Mogi das Cruzes. These contracts are partial because pursuant to them we serve only two neighborhoods of this municipality and, as a result, do not include Mogi das Cruzes in the total of municipalities we serve. Most of our contracts with the municipalities we serve are concession agreements which have a term of 30 years.  On August 2, 2015, we signed a water contract with the municipality of Santa Isabel, which only became effective in January 2016.  Therefore, we do not include the water contract with Santa Isabel amongst the 364 municipalities we serviced in 2015.

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

•         availability of the water supply, which may continue to be adversely affected by the current water crisis in São Paulo metropolitan region;

•         the impact on our business of the water consumption reduction incentive program and other measures we took in 2014 and 2015 and any other measures we may need to take until the water levels of our reservoirs are normalized and sufficient to continuously serve the customers in the São Paulo metropolitan region;

•         the impact on our business of  lower water consumption practices adopted by our customers during the water crisis, which may remain in place even after the water levels of our reservoirs normalize;

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

•         the lack of formal agreements between our company and certain municipalities to which we provide water and sewage services, including cities comprising metropolitan regions, urban conurbations, and the fact that the State and municipal governments share competency regarding these services;

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

•         the delay or postponement in investment in our sewage system;

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

The selected financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been derived from our audited financial statements, prepared in accordance with IFRS, and included in this annual report.  The selected financial data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 have been derived from our audited financial statements, prepared in accordance with IFRS, which is not included in this annual report.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares since January 1, 2011 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8.A.  Financial Statements and Other Financial Information—Dividends and Dividend Policy—Payment of Dividends”.

The following tables present our selected financial data as of and for each of the periods indicated:

IFRS Summary Financial Data

	For the year ended December 31,
	2015(3)	2015	2014	2013(4)	2012(4)	2011(4)
	US$	R$	R$	R$	R$	R$
	(in millions, except per share and per ADS(1) data)
Statement of operations data:
Net operating revenues	2,999.3	11,711.6	11,213.2	11,315.6	10,737.6	9,927.4
Cost of sales and services	(2,115.6)	(8,260.8)	(7,635.6)	(6,816.3)	(6,449.9)	(6,018.7)
Gross profit	883.7	3,450.8	3,577.6	4,499.3	4,287.7	3,908.7
Selling expenses	(153.2)	(598.1)	(736.6)	(637.1)	(697.3)	(619.3)
Administrative expenses	11.5	45.0	(924.4)	(729.1)	(717.4)	(683.6)
Operating profit	779.6	3,044.0	1,910.7	3,138.8	2,843.3	2,512.0
Financial income (expenses), net	(629.1)	(2,456.5)	(635.9)	(483.2)	(295.7)	(633.0)
Net income	137.3	536.3	903.0	1,923.6	1,911.9	1,380.9
Earnings per share – basic and diluted(2)	0.20	0.78	1.32	2.81	2.80	2.02
Earnings per ADS – basic and diluted(2)	0.20	0.78	1.32	2.81	2.80	2.02
Dividends and interest on shareholders’ equity per share(2)	0.05	0.19	0.32	0.67	0.66	0.43
Dividends and interest on shareholders’ equity per ADS(2)	0.05	0.19	0.32	0.67	0.66	0.43
Weighted average number of common shares outstanding(2)	683,509,869	683,509,869	683,509,869	683,509,869	683,509,869	683,509,869

(1)     ADS - American Depositary Share.

(2)     On April 22, 2013, our shareholders approved a stock split, following which each common share represented three new common shares.  Therefore, per share information in the selected financial data has been revised to give effect to the stock split retrospective to all periods presented.

(3)     Translated at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Central Bank, as of December 31, 2015 of R$3.9048 to US$1.00.

(4)     Data for 2012 and 2011 have been restated in application of IAS 19 – Employee Benefits (as revised in 2011) and IFRS 11 – Joint Arrangements, as described in our audited financial statements for the year ended December 31, 2013.  With respect to IAS 19 – Employee Benefits, the principal adjustment is the change in the accounting record method of actuarial gains and losses, such that accumulated differences between actuarial estimates and actual obligations are recognized in Other Comprehensive Income when they occur.

Balance Sheet Data

	As of December 31,
	2015(2)	2015	2014	2013	2012(3)	2011(3)
	US$	R$	R$	R$	R$	R$
	(in millions, except per share and per ADS(1) data)
Property, plant and equipment	83.3	325.1	304.8	199.5	196.7	181.6
Intangible assets	7,302.2	28,513.6	25,979.5	23,846.2	21,967.5	20,125.7
Total assets	8,632.1	33,706.6	30,355.4	28,274.3	26,476.1	24,983.2
Current portion of long‑term loans and financing	390.9	1,526.3	1,207.1	640.9	1,342.6	1,629.2
Long‑term loans and financing	2,969.5	11,595.3	9,578.6	8,809.1	7,532.7	6,794.1
Interest on shareholders’ equity payable	32.6	127.4	214.5	457.0	414.4	247.5
Total liabilities	5,119.3	19,990.0	17,051.0	15,343.5	15,219.4	14,438.3
Equity	3,512.8	13,716.6	13,304.4	12,930.8	11,256.8	10,544.9
Capital stock	2,561.0	10,000.0	10,000.0	6,203.7	6,203.7	6,203.7
Other financial information:
Cash generated from operating activities	676.4	2,641.4	2,480.3	2,777.2	2,343.2	2,698.6
Cash used in investing activities	(629.9)	(2,459.5)	(2,757.7)	(2,281.5)	(1,996.7)	(1,883.2)
Cash provided by (used in) financing activities	(68.0)	(265.7)	218.5	(629.7)	(572.7)	(661.3)
Purchases of intangible assets and property, plant and equipment as presented in our statement of cash flow	(628.0)	(2,452.1)	(2,748.3)	(2,335.8)	(2,026.1)	(2,068.8)

(1)     ADS - American Depositary Share.

(2)     Translated at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Central Bank, as of December 31, 2015 of R$3.9048 to US$1.00.

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

Operating Data

	As of and for the year ended December 31,
	2015	2014	2013	2012	2011
Number of water connections (in thousands)	8,420	8,210	7,888	7,679	7,481
Number of sewage connections (in thousands)	6,861	6,660	6,340	6,128	5,921
Percentage of population with water connections (in percentages)	99	99	99	99	99
Percentage of population with sewer connections (in percentages)	86	85	84	83	82
Percentage of treated sewer(1) (in percentages)	78	77	78	77	76
Volume of water billed during period (in millions of cubic meters)	1,914	2,069	2,149	2,094	2,045
Water Billed Loss Index during period (average) (in percentages)(2)	16.4	21.3	24.4	25.7	25.6
Water Metered Loss Index during period (average) (in percentages)(3)	28.5	29.8	31.2	32.1	32.0
Water loss per connection per day (average)(4)	258	319	372	392	395
Number of employees	14,223	14,753	15,015	15,019	14,896

(1)     Treated sewage as a percentage of collected sewage.

(2)     Includes both physical and non‑physical water loss.  Water Billed Loss Index represents the quotient of (i) the difference between (a) the total volume of water produced plus (b) the total volume of water invoiced minus (c) the volume of water excluded from our calculation of water loss, divided by (ii) the total volume of water produced.  For more information, see “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Loss”.

        We exclude the following from our calculation of water loss:  (i) water discharged for periodic maintenance of water  transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to shantytowns (favelas).

(3)     Includes both physical and non‑physical water loss.  The Water Metered Loss Index represents the quotient of (i) the difference between (a) the total volume of water produced minus (b) the total volume of water measured minus (c) the volume of water that we exclude from our calculation of water loss, divided by (ii) the total volume of water produced.  For more information, see “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Loss”.

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

Exchange Rates

In the past, the Brazilian National Monetary Council (Conselho Monetário Nacional), or the “CMN”, has introduced changes to the Brazilian foreign exchange regime, such as unifying the Commercial and Floating Markets and easing the rules governing the ability of Brazilian residents to acquire foreign currency, among others.  On March 24, 2010, the CMN and the Central Bank approved Resolution No. 3,844/2010, as amended, which led to a series of measures to consolidate and simplify Brazilian foreign exchange market regulations.

The Brazilian foreign exchange system allows any person or legal entity to purchase or sell foreign currency and make international transfers of reais, regardless of the amount, subject to certain regulatory procedures.

The Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies in recent decades.  Between 2003 and mid‑2008, the real appreciated significantly against the U.S. dollar with the exchange rate reaching R$1.634 in August 2008.  Primarily as a result of the global financial crisis, the real depreciated 32.0% against the U.S. dollar during 2008 and closed the year at R$2.337 per US$1.00.  The real strengthened again by 25.5% in 2009 and 4.3% in 2010, but depreciated against the U.S. dollar by 12.6% in 2011, 8.94% in 2012, 14.63% in 2013, 13.39% in 2014 and 47.01% in 2015.  On December 31, 2015, 2014, and 2013, the real/U.S. dollar exchange rate was R$3.9048, R$2.6562 and R$2.3426 per US$1.00, respectively.

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

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated:

	R$ per US$1.00
Year ended December 31,	Year end	Average(1)	High	Low
2011	1.8758	1.6746	1.9016	1.5345
2012	2.0435	1.9550	2.1121	1.7024
2013	2.3426	2.1605	2.4457	1.9528
2014	2.6562	2.3547	2.7403	2.1974
2015	3.9048	3.3387	4.1949	2.5754

	R$ per US$1.00
Month ended	Period end	Average	High	Low
October 31, 2015	3.8589	3.8801	4.0010	3.7386
November 30, 2015	3.8506	3.7765	3.8506	3.7010
December 31, 2015	3.9048	3.8711	3.9831	3.7476
January 31, 2016	4.0428	4.0524	4.1558	3.9863
February 28, 2016	3.9578	3.9734	4.0492	3.8653
March 31, 2016	3.5589	3.7039	3.9913	3.5589
April 30, 2016	3.4508	3.5658	3.6921	3.4508

Source:  Central Bank

(1)   Average of the exchange rates on the last day of each month.

The following tables set forth the selling rate, expressed in reais per Japanese Yen (R$/¥1.00):

	R$ per ¥1.00
Year ended December 31,	Year end	Average(1)	High	Low
2011	0.0243	0.0211	0.0249	0.0186
2012	0.0237	0.0245	0.0263	0.0211
2013	0.0223	0.0221	0.0248	0.0196
2014	0.0222	0.0222	0.0239	0.0212
2015	0.0324	0.0276	0.0351	0.0219

	R$ per ¥1.00
Month ended	Period end	Average	High	Low
October 31, 2015	0.0320	0.0323	0.0335	0.0311
November 30, 2015	0.0313	0.0308	0.0315	0.0301
December 31, 2015	0.0324	0.0318	0.0329	0.0304
January 31, 2016	0.0333	0.0343	0.0355	0.0333
February 28, 2016	0.0348	0.0347	0.0359	0.0331
March 31, 2016	0.0317	0.0328	0.0351	0.0317
April 30, 2016	0.0323	0.0326	0.0342	0.0317

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

•           the regulatory environment related to our business operations and agreements;

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

Uncertainty over whether the Brazilian government will change policies or regulations affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in Brazilian securities markets and securities issued abroad by Brazilian issuers.  On September 9, 2015, Brazil was downgraded below investment grade by Standard & Poor’s Financial Services LLC, and received a further downgrade by the same rating agency on February 17, 2016.  In addition, on December 16, 2015, Brazil was downgraded below investment grade by Fitch Ratings Inc. and in February 24, 2016 by Moody's Investors Service, Inc..  We cannot assure you that the Brazilian government will continue with its current economic policies, or that these and other developments in Brazil’s economy and government policies will not, directly or indirectly, adversely affect our business and results of operations.

Political conditions may have an adverse impact on the Brazilian economy and on our business.

Current political conditions in Brazil may affect the confidence of investors and the public in general as well as the development of the economy.  Uncertainty with regard to matters such as the presidential administration’s future policies and appointments to influential governmental positions and ongoing investigations into allegations of corruption in state-controlled enterprises may also affect the confidence of investors and the general public. It may also have an adverse impact on the Brazilian economy, our business, financial condition, results of operations and the market price of our common shares and ADSs.

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation, being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment.  Certain of these companies are also facing investigations by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, and the U.S. Securities and Exchange Commission, or the SEC.  Members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned companies have faced allegations of political corruption, since they have allegedly accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies.  The profits of these kickbacks allegedly financed the political campaigns of political parties of the current federal government coalition that were unaccounted for or not publicly disclosed, as well as served to personal enrichment of the recipients of the bribery scheme.

The potential outcome of these investigations is uncertain, but they have already an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy.  We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.  In addition, we cannot predict the outcome of any such allegations nor their effect on the Brazilian economy.

The development of such unethical conduct cases could adversely affect our business, financial condition and results of operations.

Inflation and the Brazilian government’s measures to combat inflation may contribute to economic uncertainty in Brazil, adversely affecting us and the market price of our common shares or ADSs.

Inflation and the Brazilian government’s measures to combat it have had and may in the future have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates may restrict Brazil’s growth, the availability of credit and our cost of funding.  Conversely, other Brazilian governmental actions, including lowering interest rates, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation.  The Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), or “SELIC”, the official overnight interest rate in Brazil, equaled 14.15%, 11.65% and 9.90% at the end of 2015, 2014 and 2013, respectively, in line with the target rate set by the Brazilian Committee on Monetary Policy (Comitê de Política Monetária).

The Brazilian annual inflation rates, as measured by the Amplified Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA”, the Brazilian annual inflation rates were 10,67%, 6.41% and 5.91%, during 2015, 2014 and 2013, respectively.  If Brazil experiences increases in inflation, our costs and expenses may rise, we may be unable to increase our tariffs at the same rate to counter the effects of inflation, and our overall financial performance may be adversely affected.  In addition, a substantial increase in inflation may weaken investors’ confidence in Brazil, causing a decrease in the market price of our common shares or ADSs.

The devaluation of the real to foreign currencies may adversely affect us and the market price of our common shares or ADSs.

The Brazilian currency experienced frequent and substantial devaluations in relation to the U.S. dollar and other foreign currencies during the decades leading up to the mid-1990s.  Throughout this period, the Brazilian government implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini‑devaluations (during which the frequency of adjustments ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets.  From time to time since that period, there have continued to be significant fluctuations in the exchange rate between the Brazilian real and the U.S. dollar and other currencies.  For example, the real appreciated 13.8%, 9.5% and 20.7% against the U.S. dollar in 2005, 2006 and 2007, respectively.  In 2008, primarily as a result of the global financial crisis, the real depreciated 32.0% against the U.S. dollar and closed the year at R$2.337 per US$1.00.  The real strengthened again by 25.5% in 2009 and 4.3% in 2010, but depreciated against the U.S. dollar by 12.6% in 2011, 8.94% in 2012, 14.63% in 2013, 13.39% in 2014 and 47.01% in 2015.  On December 31, 2015, 2014 and 2013, the real/U.S. dollar exchange rate was R$3.9048, R$2.6562 and R$2.343 per US$1.00, respectively.  There can be no assurance that the real will not depreciate further against the U.S. dollar.  As of April 30, 2016, the commercial selling rate as reported by the Central Bank was R$3.4508 per US$1.00.

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

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected because our tariff revenue and other sources of income are denominated solely in reais.  In addition, because we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  We had a total foreign currency denominated debt of R$6,617.8 million as of December 31, 2015 and we anticipate that we may incur additional amounts of foreign currency denominated debt in the future.  In 2015, our results of operations were negatively affected by the 47.0% depreciation of the real against the U.S. dollar, and a depreciation of the real against the yen by 46.0% which led to a R$1,992.0 million negative impact on our foreign exchange result, net.  We do not currently have any derivative instruments in place to protect us against a devaluation of the real in relation to any foreign currency.  A devaluation of the real may adversely affect us and the market price of our common shares or ADSs.   For more information, see Note 5(a) of our 2015 financial statements.

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

As it owns the majority of our common shares, the State is able to determine our operating policies and strategy, control the election of a majority of the members of our board of directors and appoint our senior management.  As of April 30, 2016, the State owned 50.3% of our outstanding common shares.  Both through its control of our board of directors as well as by enacting State decrees, the State has in the past directed our company to engage in business activities and make expenditures that promoted political, economic or social goals, but that did not necessarily enhance our business and results of operations.  The State may direct our company to act in this manner again in the future.  These decisions by the State may not be in the interests of our non-controlling, including holders of ADSs.  See “Item 5.A. Operating and Financial Review and Prospects—Certain Transactions with Controlling Shareholder”.

Following the elections for State governor in 2014, the re-elected governor appointed Mr. Jerson Kelman as our Chief Executive Officer in January 2015, and Mr. Benedito Pinto Ferreira Braga Junior, the Secretary of State for the State Secretariat for Sanitation and Water Resources (Secretaria de Saneamento e Recursos Hídricos do Estado de São Paulo), was elected our Chairman for the current board of directors’ term of two years, ending in April 2016. Mr. Benedito Pinto Ferreira Braga Junior’s term was renewed in our annual general shareholder’s meeting held on April 29, 2016 for another two years, ending in April 2018. Future changes in policy by State government may cause changes in all or some of the members of our management, which may have a material adverse effect on our business and results of operations.

The State and some State entities owe us substantial unpaid debts.  We cannot assure you as to when or whether the State will pay us.

Historically, the State and some State entities have delayed payment of substantial amounts owed to us related to water and sewage services.  As of December 31, 2015, the State owed us R$66.3 million for water and sewage services.  Additionally, the State also owes us substantial amounts related to reimbursements of State‑mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us.

With respect to payment of pensions on behalf of the State, we had a contested credit amount of R$855.1 million as of December 31, 2015.  We do not record this contested amount as a reimbursement credit for actuarial liability due to the uncertainty of payment by the State.  In addition, as of December 31, 2015, we had a provision for an actuarial liability in the amount of R$2,166.9 million with respect to future supplemental pension payments for which the State does not accept responsibility.  On March 18, 2015, we, the State and DAEE, with the intervention of the Department of Sanitation and Water Resources, executed a term of agreement, in the amount of R$1,012.3 million, of which R$696.3 million refers to the principal amount and R$316.0 million refers to the monetary adjustment of the principal through February 2015. For a detailed discussion of this agreement, see “Item 7.B. Related Party Transactions—Agreements with the State of São Paulo” and Note 10 of our 2015 financial statements.

We have entered into agreements with the State to settle the overdue amounts that relate to water and sewage services.  For a detailed discussion of these agreements, see “Item 7.B. Related Party Transactions, Agreements with the State of São Paulo” and Note 10 of our 2015 financial statements.

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

EMAE, a State-controlled company that has a concession to produce energy in the Guarapiranga and Billings reservoirs is seeking damages from us for the water we draw from these reservoirs.

Empresa Metropolitana de Águas e Energia S.A., or EMAE, a company also controlled by the State of São Paulo that has a concession to produce hydroelectric energy using water in the Guarapiranga and Billings reservoirs, is seeking compensation from us for the water we draw from these reservoirs.  EMAE has commenced various court and arbitration proceedings, alleging that our water use reduces their ability to generate and sell electricity.  As stated in an Announcement to the Market that we issued on April 10, 2014, we are negotiating with EMAE regarding a potential settlement of this water use dispute, although no agreement has yet been finalized.

In addition, the State of São Paulo, which is controlling shareholder of both EMAE and our company, may take action to resolve the dispute in a way that has an adverse effect on our business.  On April 11, 2016 we were named in legal proceedings commenced by minority shareholders of EMAE against the State of São Paulo.  The plaintiffs in these proceedings are seeking an order to require the State to stop us from drawing water from the reservoirs without paying compensation to EMAE, and to allow EMAE to pump water from the reservoirs for its hydroelectric facility.  The plaintiffs in these proceedings allege that the State, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE’s detriment and in favor of our company.

If we were no longer able to draw water from these reservoirs, we would have to transport water from locations farther away, which would increase our water transportation costs and may affect our ability to provide adequate service in the region.  In addition, if we are required to pay compensation to EMAE, our cash position and overall liquidity may be adversely affected.

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

Risks Relating to Our Business

The measures we took to mitigate the effects of the drought resulted in a significant decrease in the volume of water billed and revenues from services we provide, which had a material adverse effect on our company and could continue to do so if the drought escalates in severity.

We experience decreases in our water availability from time to time due to droughts.  The southeastern region of Brazil, particularly the southern region of Minas Gerais State and the Piracicaba, Capivari and Jundiaí river basin, or “PCJ River Basin” (from which we extract most of the water used in the Cantareira System), and the northern area of the São Paulo metropolitan region have experienced below average rainfall since 2012.  In the October 2013 – March 2014 rainy season, rain levels and water inflow into the reservoirs reached the lowest levels in 84 years of recorded rainfall in the region, a scenario that continued in the October 2014 – March 2015 rainy season.  During the October 2015 – March 2016 rainy season, the level of rainfall in the region returned to the normal levels expected for the period.   Improved rainfall in the rainy season that began in October 2015, the collaborative efforts between us and the population we serve and emergency construction conducted by us throughout 2014 and 2015 in order to reduce the impact of the water crisis, resulted in a partial restoration of the water levels of the Cantareira system.

The depletion of water storage is worst in the Cantareira System, the largest system of the São Paulo metropolitan region.  As a result of the drought and low water volume in the Cantareira System, DAEE and ANA, since March 2014, have continuously regulated the volume of water we are permitted to extract from this system.  The DAEE and ANA determine this amount based on levels of rainfall, water inflow, level of water in our reservoirs and our requests to extract water based on this information, and inform us of the amount we are permitted to extract via monthly notices.  As of February 2016, as a result of the return of average rainfall levels to the region, we received authorization to extract 23 cubic meters per second, or m³/s, from the Cantareira System, an increase compared to the 13.5 m³/s we were authorized to extract for the majority of 2015.  This figure remains significantly below the water level we were allowed to extract in the period prior to February 2014, when we were allowed to extract up to a total of 33 m³/s.

In order to balance supply and demand despite the restricted water availability, we have adopted and will continue adopting a series of measures, including:  (i) using treated water from other production systems to serve consumers originally supplied by the Cantareira system; (ii) to offer discounts (bonus) to consumers that use below average amounts of water, compared to average consumption; (iii) reducing pressure in the water distribution lines in order to decrease leakage; (iv) adjusting the volume of treated water sold to municipalities that operate their own distribution network; and (v) using pumps in order to extract water located below the intakes of the Cantareira system, from the so-called “technical reserve”, which has never before been used to serve the population.  See “Item 4.B. Business Overview—The Current Water Crisis”.

Even with the return of normal rainfall levels throughout the October 2015 – March 2016 rainy season, the need to recover the volume of water stored in the reservoirs of the Cantareira system will persist throughout the next rainy season.  The Cantareira system’s maximum storage capacity, including the technical reserve, is 1,269.5 million m³. Excluding the technical reserve, which is 287,5 million m³, the Cantareira system's maximum storage capacity is 982.0 million m³. The volume of water in the Cantareira system recovered throughout the October 2015 – March 2016 rainy season and was 641.9 million m³ as of March 2016, which represents 50.6% of its maximum storage capacity including the technical reserve.

We cannot guarantee that we shall be authorized to extract the same volume of water from this system that we extracted prior to the drought to serve the needs of the population we service.  In December 2015, 5.3 million inhabitants were serviced by this system, compared to 8.9 million in February 2014.  For more information about the water crisis, see “Item 4.B. Business Overview—The Current Water Crisis”.

The drought has prompted a continuous reduction in the volume of water billed and thus a reduction in revenue.  In 2014, our water volume billed decreased 3.1% and our gross operational revenue fell by 6.7% compared to 2013.  In 2015, our water volume billed decreased 8.0% and our gross operational revenue increased slightly by 0.5% compared to 2014.  Therefore, there was and may continue to be a negative impact on our financial ratios linked to revenue, such as the debt to EBITDA ratio.  We are required to maintain certain financial ratios at specified levels pursuant to restrictions and covenants of our existing debt agreements and failure to maintain these ratios may lead to a default under such agreements.  Breach of any such covenant may result in a default under certain of our debt agreements and, due to customary cross-default provisions, could permit some of our creditors to accelerate our indebtedness unless we are able to renegotiate the terms of these agreements or receive waivers from the affected creditors.  If such events were to occur, our financial condition would be adversely affected.  See “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing—Financial Covenants”.

We are exposed to risks associated with the provision of water and sewage services.

Our industry is affected by the following risks relating to the provision of water and sewage services:

•         We depend on a water right issued by DAEE – ANA in order to extract water from the Cantareira System.  The water right was renewed in 2004 and would have expired in August 2014.  However, due to current climate conditions, particularly the severe drought, the water right was extended until October 31, 2015 and later extended again until May 2017.  The extraction of water throughout 2014 and 2015 was executed according to the specific rules established to combat the water crisis.  The terms of this water right will define the volume of water that we will be authorized to extract from the Cantareira System to provide to the São Paulo metropolitan region.  The drought that occurred in 2014 and for most of 2015 may influence the decision of ANA and DAEE regarding the volume of water that we will be authorized to extract pursuant to the renewal of the water right in 2017.  The volume of water that we have been authorized to extract from the Cantareira System (which includes the PCJ River Basin and Juquerí River Basin) has been communicated to us via monthly notices according to the behavior of rainfall, water inflow, level of water in our reservoirs and our requests to extract water based on this information.

•         We are dependent upon energy supplies to conduct our business.  Any shortages or rationing of energy may prevent us from providing water and sewage services and may also cause material damage to our water and sewage systems when we resume operations.  In 2016, there is no forecast of any shortages or rationing of energy and we estimate an increase of about 15% to 20% in energy expenses compared to 2015.  In March 2015, we filed with ARSESP an extraordinary revision request based on the decline in the volume of water due to the water crisis and based on the unexpected increase in electricity tariffs.  Our request was approved in May 2015.  However, we may not be able to pass on any significant increases in energy tariffs to our customers in the future.  See “Item 4.B. Business Overview—Energy Consumption”.

•         We are exposed to various weather-related risks, since our financial performance is closely linked to climate patterns.  The possible increase in the frequency of extreme weather conditions in the future may adversely affect the water available for abstraction, treatment, and supply.  Droughts could adversely affect the water supply systems, resulting in a decrease in the volume of water distributed and billed as well as in the revenue derived from water supply services.  An increase in heavy rainfall could impact the regular operation of water sources, including abstraction of water from our dams due to increased soil erosion, silting, and runoff of pollutants that affect the aquatic ecosystems.  See “Item 4.B. Business Overview——Environmental Matters—Climate Change Regulation”.

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

•      Our water pipes are susceptible to the degradation caused by factors such as age, intense traffic, population density and industrial development, which may provoke accidents in the networks and affect the regular provision of our services, impacting society and the environment. See "Item 4.B Business Overview-Description of Our Activies-Water Distribution" and "Item 4.B Business Overview-Descripitions of Our Activities-Sewage Operations-Sewage System".

Any of the above may have a material adverse effect on us.

Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business.

Our operations in the state of São Paulo occur both in locations where the planning, monitoring and tariff regulation of basic sanitation services are responsibilities of the municipalities and in locations where such responsibilities are shared between the State and municipalities. The Basic Sanitation Law No. 11,445/2007 went into effect in early 2007, and although Federal Decree No. 7,217/2010 (as modified by Federal Decree No. 8,211/2014) implemented a series of new principles under the Basic Sanitation Law in 2010, the full implementation of a number of its provisions remains subject to regulations that the federal government has not yet published.  Moreover, the Basic Sanitation Law requires that the federal government, states and municipalities establish independent regulators who monitor basic sanitation services and regulate tariffs.  In compliance with this law, the state of São Paulo established ARSESP in 2007.  Currently, our regional and local operations, including tariff regulation, are monitored and regulated by ARSESP, and the remainder of our operations is in the process of negotiating new contractual bases.  Regulatory agencies determine tariff increases for our water and sewage services, on which our results of operations and financial condition are highly dependent.  As a result, we cannot anticipate all the effects that the Basic Sanitation Law and the decree will have on our business and operations, if any.

In 2009, ARSESP enacted rules regarding the following:  (i) general terms and conditions for water and sewage services; (ii) procedures for communication regarding any failure in our services; (iii) penalties for deficiencies in the provision of basic sanitation services; and (iv) procedures for confidential treatment of our customers’ private information.  The implementation of these and other more recent rules will particularly impact our commercial and operations processes, and may adversely affect us in ways we cannot currently predict.  Implementation of these rules started in 2011 and is expected to continue for the next few years.  For more information, see “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—Rules Enacted by ARSESP”.

In 2011, ARSESP altered the standard contract that we are required to use in our relationships with retail customers.  This alteration requires that invoices be sent to the user of the service rather than the owner of the property.  Since 2011, we have implemented several measures and instituted new rules for the update of our client registry.  Currently, more than 90% of our water and sewage connections are billed to the user of our services, as foreseen under current regulations. We estimate that this change will affect ongoing legal disputes, particularly those regarding collection procedures, as well as business discussions in general.  However, since this change is still being implemented, we are not currently able to predict its impact on our business.

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

For more information on ARSESP regulations, see “Item 4.B. Business Overview—Tariffs—Government Regulations Applicable to Our Contracts—Rules Enacted by ARSESP—Consumer Relations in the State of São Paulo”.

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

On March 6, 2013, the court ruled that this holding would come into effect in the state of Rio de Janeiro after a remaining appeal of its holding is decided.  The court’s holding represents a new paradigm in the management and provision of services.  The Supreme Court has yet to clarify the effects and extension of its decision.  The São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis), to which a decision on such pending or new cases may apply, accounted for 67.3% of our gross operating revenue from services in 2015 (excluding revenues relating to the construction of concession infrastructure). In January 2015, the Federal Government issued the  Metropolitan Bylaws (Law No. 13,089/2015) which establishes general guidelines for the planning, management and performance of public interest projects in metropolitan regions and in urban clusters instituted by the states; the general planning standards for integrated urban development and other international governance instruments; and the criteria to receive federal loans for initiatives related to international governance in the field of urban development.

We cannot predict how the shared management of these operations will be carried out in the São Paulo metropolitan region and other municipalities in which we operate or what effect the shared management may have on our business, financial condition or results of operation.

For more information on services in metropolitan regions, see “Item 4.B. Business Overview - Government Regulations Applicable to Our Contracts – Agreements with Municipalities and Metropolitan Regions”.

The terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us.

The provision of water and sewage services in the city of São Paulo accounted for 48.2% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure) in the year ended December 31, 2015.

On June 23, 2010, the State and the city of São Paulo executed an agreement in the form of a convênio with our and ARSESP’s consent, under which they agreed to manage the planning and investment for the basic sanitation system of the city of São Paulo on a joint basis.  In application of the convênio, we executed a separate contract dated June 23, 2010 with the State and the city of São Paulo, to regulate the provision of these services for the following 30 years.  Among other principal terms of this separate agreement, we must transfer 7.5% of the gross   revenues we derive under the convênio and subtract (i) COFINS and PASEP taxes and (ii) unpaid bills of publicly owned properties in the city of São Paulo, to the Municipal Fund for Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura), established by Municipal Law No. 14,934/2009.  See “Item 7.B. Related Party Transactions—Agreement with the State and the city of São Paulo” for further discussion of the principal terms of the convênio and principal terms of the separate contract we executed in application of the convênio.

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

As of December 31, 2015, we have transferred approximately R$1.8 billion to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure since 2010.  We cannot assure you when and how we will recover this amount.

We cannot assure you that this charge will eventually be passed through to customers or that the continued delay in passing this charge through to customers will not further affect our financial condition.  For additional information on ARSESP regulations, see “Item 4.B. Business Overview—Tariffs” and “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts— Agreements with Municipalities and Metropolitan Regions – Rules Enacted by ARSESP”.

We currently lack formal agreements or concessions with 53 of the municipalities to which we provide service, and 36 of our existing concession agreements will expire between 2016 and 2030.  We may face difficulties in continuing to provide water and sewage services in return for payment in these and other municipalities, and we cannot assure you that they will continue to purchase services from us on the same terms or at all.

As of December 31, 2015, we held formal 30‑year agreements with 278 municipalities (including the city of São Paulo) of the 364 municipalities we serve.  We entered into 4 of these agreements during 2015.  The 278  municipalities with which we had formal agreements at year-end accounted for 78.6% of our total revenues for the year ended December 31, 2015, and 68.4% of our intangible assets as of December 31, 2015.  Of the 53 served municipalities for which we lacked formal agreements at year-end, we were in the process of actively renegotiating with all municipalities.  Together, these 53 municipalities accounted for 12.9% of our total revenues for the year ended December 31, 2015 and 21.6% of our intangible assets as of that same date.   Between 2016 and 2030, 36 of our existing concession agreements will expire.  These 36 concession agreements accounted for 7.8% of our total revenues for the year ended December 31, 2015 and 7.4% of our intangible assets as of that same date.

We may not be able to continue providing service on current terms, or at all, in the municipalities for which we do not have formal agreements, including the 53 for which we are renegotiating expired agreements.  In particular, the lack of formal concessions or contractual rights in these municipalities means that we may not be able to enforce our right to continue to provide services and we may face difficulties in being paid on a timely basis, or at all, for the unamortized assets.  If we are successful in renegotiating the expired agreements, or executing formal agreements with the municipalities for which we have never had agreements, those agreements may not contain terms that are as favorable as those under which we currently operate.  We cannot make any such assumption because the Basic Sanitation Law prevents us from planning, regulating and monitoring our services and it requires more stringent control by the municipalities or by ARSESP.  The municipalities for which we do not have formal agreements may choose to start providing water and sewage services directly themselves, or may run public tenders to select another provider.  They may set eligibility requirements for which we do not qualify and, if we do qualify and participate in these tenders, we may not win.

Any of these events could have a material adverse effect on our business, results of operations and financial condition.  See “Item 4.B. Business Overview—Our Operations” and “Item 4.B. Business Overview— Government Regulations Applicable to our Contracts - Contracts for the Provision of Essential Basic Sanitation Services in Brazil.”

In the municipalities with which we did not have formal agreements by December 31, 2015, we continued operating with municipal approval or with judicial support.

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

With regard to our operations that lack contracts or have indefinite or overdue timeframes, the Basic Sanitation Law reduced the maximum time period for payment of indemnification in such cases to four years.  This provision applies to concession agreements entered into prior to the enactment of the Basic Sanitation Law only to the extent that the concession agreement does not contain a contractual indemnification provision, or we have not otherwise entered into an agreement with the municipality with regard to such early termination.  These provisions have not yet been tested by the courts and we are therefore unable to predict the effect of the Basic Sanitation Law on our rights to indemnification for the early termination of any particular concession.

In 1997, the municipality of Santos enacted a law in order to repossess our water and sewage systems in Santos.  We adopted the necessary judicial measures to contest this and we filed an ordinary suit against the municipality of Santos, after which the appellate court issued a decision in our favor.  The proceedings were terminated and we have continued operations in the municipality.  In September 2015, the State of São Paulo and the municipality of Santos entered into a service provision contract, with the intervention and consent of ARSESP.  Under this agreement, ARSESP exercises the duties of regulating and supervising the provision of water and basic sanitation services in Santos, while SABESP continues to be responsible for the provision of water and basic sanitation to the municipality of Santos for the next 30 years.

In 1995, the municipality of Diadema terminated its concession agreement with us and did not pay the indemnification for our investments.  In March 2014, we entered into an agreement with the municipality of Diadema to resolve water supply-related debt and indemnities.  This agreement includes a contract to resume direct supply of water and sewage services to the municipality of Diadema for 30 years with the regulation and supervision of ARSESP.  Guarantees are in place if the municipality of Diadema breaches the agreement entered into with us.

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

As of December 31, 2015, our total accounts receivable was R$4,817.4 million.  Of this amount, certain municipalities to which we provide water on a wholesale basis owed us R$2,311.3 million, and certain municipal government entities owed us R$710.4 million.  Of the total amount owed by municipalities, R$237.8 million was overdue by between 30 and 360 days and R$2,047.7 million was overdue by over 360 days.

The Brazilian courts are entitled to obligate us to continue to supply water to these municipalities, even when we have not received payments due to us.  We have no way of ensuring that negotiations with these municipalities or legal action taken against the municipalities will result in payments being made.  Some entities associated with municipal governments for which we provide services also do not make regular payments.  We cannot guarantee if or when these entities will make payments on a regular basis or pay the amounts owed to us.  If the municipalities and related entities do not pay the amounts owed to us, we may experience a further material adverse effect on our financial position.

Aiming to revolve existing debts with the municipalities to which we provide water on a wholesale basis, in 2015 we intensified the process of collecting the debts for the provision of water and basic sanitation through the Single Registry of Debtors of São Paulo (Cadastro Único de Devedores de São Paulo), or State CADIN.  With regard to three municipalities to which we provide water on a wholesale basis, Santo André, Guarulhos and Mauá, in October 2015 and January 2016 we had executed Protocols of Intentions with each of them, to prepare studies and evaluations aimed at resolving commercial relations and exiting debts between these municipalities and us.

For more information on wholesale operations, see “Item 4.B. Business Overview—Our Operations—Description of Our Activities—Wholesale Operations”.

Any failure to obtain new financing may adversely affect our ability to continue our capital expenditure program.

Our capital expenditure program will require resources of approximately R$12.5 billion in the period from 2016 through 2020.  In 2015 we recorded R$3.5 billion in capital expenditures.

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

We are subject to extensive Brazilian federal, state and municipal laws and regulations relating to the protection of human health and the environment.  These laws and regulations set potable water standards and limit or prohibit the discharge or spillage of effluent produced in our operations, particularly raw sewage.  We occasionally suffer accidents such as leakages or breaks in pipes that could lead to liability for damages under environmental law.  We could be subject to various types of criminal, administrative and civil proceedings for non‑compliance with environmental laws and regulations that could expose us to penalties and criminal sanctions, such as fines, closure orders and significant indemnification obligations.  The scope and enforcement of environmental laws in Brazil are becoming more stringent, and our capital expenditures and environmental compliance costs may increase substantially as a result.  These expenses may lead us to reduce expenditure on strategic investments, which could harm our business.  In addition, Brazilian courts are enforcing environmental laws more stringently than in the past, which may result in fines or liability for damages that are significantly higher than those we currently anticipate.  We are party to various environmental proceedings that could have a material adverse impact on us, including civil processes and investigations relating to the release of untreated sewage into waterways and the disposal of sludge generated by treatment plants. We are also involved in proceedings challenging the extraction of water resources in the face of the current water crisis.  Any unfavorable judgment in relation to these proceedings, or any material unforeseen environmental liabilities, may have a material adverse effect on us.  For further information on these proceedings, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.  For further information on investments in environmental programs, see “Item 4.A. History and Development of the Company—Main Projects of our Capital Expenditure Program”, “Item 4.B. Business Overview—Sewage Treatment and Disposal”, “Item 4.B Business Overview—Environmental Matters” and “Item 4.B. Business Overview—Environmental Regulation”.  For further information on the Water Crisis, see “Item 4.B. Business Overview—The Current Water Crisis”.

New laws and regulations relating to climate change and changes in existing regulation, as well as the escalation of the physical effects of extreme weather events, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.

Current federal, state and municipal laws and regulations on climate change establish global goals, which we will have to meet, concerning greenhouse gas emissions and this may require us to increase our investments in order to comply with these laws.  Currently, such goals have not yet been established for the sanitation sector, however, if we increase our capital expenditures for this purpose, we may be required to reduce expenditures on other strategic investments.

In addition, climate change may lead to increased frequency of extreme weather events such as droughts or torrential rain, which may affect our ability to deliver our services and require us to strengthen our actions such as:

•           investing in seeking new water sources located further from major consumer centers;

•           investing in new technologies;

•           improvement of water conservation practices and demand management alternatives such as economic mechanisms or educational programs; and

•           increasing the capacity of our water reserves.

Extreme weather events such as torrential rain may also cause impacts to our installations that can lead to negative impacts to the environment and society.

A rise in sea level could result in increased salinity in the river estuaries where we abstract water, which could affect water treatment in these areas.  Rising sea levels could also cause damage in our sewage collection network.

Additionally, increases in air temperature could affect demand for water.  Increased frequency of extreme weather events may also further reduce water levels in the reservoirs that power hydroelectric power plants in Brazil, which may cause energy shortages and increase electricity prices, which may adversely affect our costs and operations.

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

We are party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among others, civil, tax, labor, corporate and environmental issues.  As of December 31, 2015, the total value of all outstanding claims against us was R$47,936.8 million (net of R$386.3 million in escrow deposits).  A substantial monetary judgment against us in one or more of these legal proceedings may have a material adverse effect on our financial condition.  We have provisioned a total aggregate amount of R$1,082.2 million (net of escrow deposits) as of December 31, 2015 to cover probable losses related to legal proceedings.  This provision does not cover all legal proceedings involving monetary claims filed against us and it may be insufficient to cover our liabilities related to these claims.  Any unfavorable judgment in relation to these proceedings may have a material adverse effect on us.  For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.

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

Investing in securities from emerging markets such as Brazil involves greater risk than investing in securities of issuers in major securities markets, and these investments are often considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets.  The ten largest companies in terms of market capitalization represented approximately 51% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2015.

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

 ITEM 4.            INFORMATION ON THE COMPANY

A.      History and Development of the Company

Overview

Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a mixed capital company (sociedade de economia mista) with limited liability.  We were incorporated on September 6, 1973 under the laws of the Federative Republic of Brazil.  We are registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo) under registration number NIRE 35300016831.  Our principal executive offices are located at Rua Costa Carvalho, 300, 05429‑900 São Paulo, SP, Brazil.  Our telephone number is +55 11 3388‑8000.  Our agent for service of process in the United States is CT Corporation System, with offices at 818 West Seventh Street – Team 1, Los Angeles, CA 90017.  We are allowed to operate, in a subsidiary form, in other Brazilian locations and abroad.  See “Item 4.B. Business Overview— Government Regulations Applicable to Our Contracts—Contracts for the Provision of Essential Basic Sanitation Services in Brazil”.

We believe we are one of the largest water and sewage service providers in the world (based on the number of customers in 2013, according to the 14th edition of the Pinsent Masons Water Yearbook 2012-2013, the most recent edition released of this study).   We operate water and sewage systems in the state of São Paulo, which includes the city of São Paulo, Brazil’s largest city.  According to the IBGE, the state of São Paulo is Brazil’s most populous state and the state with the highest gross domestic product, or GDP, in Brazil.  For the year ended December 31, 2015, we generated net revenue of R$11,711.6 million and net income of R$536.3 million.  Our total assets amounted to R$33,706.6 million and our total shareholders’ equity amounted to R$13,716.6 million as of December 31, 2015.

As of December 31, 2015, we provided water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 364 of the 645 municipalities in the state of São Paulo, including the city of São Paulo.  Substantially all of our concessions or program agreements have 30‑year terms.  At year-end 2015 we lacked formal agreements for 53 of the municipalities we serve, each of which we are currently in the process of renegotiation.  From January 1, 2016 through 2030, 36 further concessions will expire, and we will seek to replace them with program agreements.  In addition to the 364 municipalities we served, we also provided water service to the municipality of Mogi das Cruzes, pursuant to two partial water contracts under which we service only certain neighborhoods of that municipality.  See “Presentation of Financial and Other Information—Other Information—Our Contracts and the Municipalities We Serve”.

We also supply water on a wholesale basis to 5 municipalities in the São Paulo metropolitan region in which we do not operate water distribution systems (together covering a total estimated urban population of approximately 3.1 million).  4 of these municipalities also utilize our sewage treatment services.  For the year ended December 31, 2015, the São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis) accounted for 67.3% of our gross operating revenue (excluding revenues relating to the construction of concession infrastructure), while the Regional Systems accounted for 32.7%.

As of December 31, 2015, we provided water services through 8.4 million water connections to approximately 25.5 million people, representing approximately 60% of the urban population of the state of São Paulo, and had a water coverage ratio of approximately 99% in respect of all regions.  As of that date, we provided sewage services through 6.9 million sewage connections to approximately 22.8 million people and had an effective sewage coverage ratio of 86%.  As of December 31, 2015, we operated using 71,705 kilometers of water pipes and water transmission lines and 48,774 kilometers of sewer lines.

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

The State of São Paulo, our controlling shareholder, is required by State Law No. 11,454/2003 to own at least 50% plus one of our common shares.  As of April, 22,  2016, the State owned 50.3% of our outstanding common shares.  As a mixed capital company, we are an integral part of the State governmental structure.  Our strategy and major policy decisions are formulated in conjunction with the State Secretariat for Sanitation and Water Resources as part of the State’s overall strategic planning.  The majority of the members of our board of directors and our board of executive officers are nominated by the State government.

In addition, our capital expenditure budget is subject to approval by the State legislature and is approved in conjunction with the budget of the State Secretariat for Sanitation and Water Resources as a whole.  Our financial statements and accounting records are subject to review by the State Accounts Tribunal (Tribunal de Contas), as are all accounts of the State.

Our results of operations and financial condition are generally affected (i) by our ability to raise tariffs, control costs and improve productivity, (ii) the general economic conditions in Brazil and abroad; and (iii) climate conditions.  In order to supply water to the São Paulo metropolitan region, we use water from eight systems, most of which were affected by the most severe drought in our service region in the last 85 years, of which the Cantareira System, our largest water system, was the most affected.  As a result of the drought and the low water inflow in the Cantareira System, DAEE and ANA, since 2014, have continuously regulated the volume of water we are permitted to extract from this system, authorizing us to extract between 13 m³/s and 14 m³/s in the most drastic moments of the crisis. Until the renewal of our water right which shall occur in May 2017, the volume of water that we have been authorized to extract from the Cantareira System has been communicated to us via monthly notices according to the behavior of rainfall, water inflow, level of water in our reservoirs and our requests to extract water based on this information.  Due to the return of normal rainfall levels beginning in October 2015, as of February 2016 we have been allowed to extract 23 m³/s of water.

In order to balance supply and demand  despite the restricted water availability, we  adopted throughout 2014 and 2015 a series of initiatives, amongst which including:  (i) using treated water from other production systems to serve consumers originally supplied by the Cantareira system; (ii) to offer discounts (bonus) to consumers that use below average amounts of water, compared to average consumption; (iii) reducing pressure in the water distribution lines in order to decrease leakage; (iv) adjusting the volume of water sold to municipalities that operate their own distribution network; and (v) using pumps in order to extract water located below the intakes of the Cantareira system, from the so-called “technical reserve”.  Due to the return of normal rainfall levels in the rainy season beginning in October 2015, as of January 2016 it was no longer necessary to pump water out of the technical reserve of the Cantareira system and we modified the rules for obtaining discounts (bonus) in February 2016.  In addition, as of December 2015, the time period during which water is pumped out at reduced pressure in the water distribution lines is returning to the normal nighttime period, as it was prior to the water crisis.  In March 2016, as a result of the increased level of rainfall and increased predictability of the level of water in our reservoirs, we requested to ARSESP the cancellations of our Water Consumption Reduction Incentive Program and of the Contingency Tariff.  ARSESP approved our requests in the end of March 2016 and the aforementioned policy changes shall be applied to water meter readings recorded as of May 1, 2016.

For further information on the water crisis see “Item 4.B. Business Overview—The Current Water Crisis”.

Our Strengths

We believe that our strong business position and future prospects derive from the following strengths:

Well‑established business with significant size, scale and know‑how to operate in complex urban settings.  We believe we are one of the largest water and sewage service providers in the world.  We provide water services directly to approximately 25.5 million people and supply water on a wholesale basis to an additional urban population of approximately 3.1 million people.  As of December 31, 2015, we had an effective water coverage ratio of approximately 99% in respect of all regions in which we operate.  We also provide sewage services directly to approximately 22.8 million people, achieving an effective sewage coverage ratio of 86% in respect of all regions in which we operate as of December 31, 2015.  Our significant size and scale have required us to operate in complex urban settings such as shantytowns (favelas) and environments without urban planning, thereby enabling us to develop well‑trained personnel, skills for operating in adverse conditions that we believe our competitors lack.

Operations in Brazil’s most populous and wealthy state.  The state of São Paulo, which is located in the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated total population of 45 million as of December 31, 2015.  The city of São Paulo had an estimated total population of 11.1 million as of the same date, while the São Paulo metropolitan region had a total population of 21.4 million.  Based on its GDP, the state of São Paulo is the wealthiest state and largest economy in Brazil.  The GDP of the state of São Paulo was approximately R$1.7 trillion in 2013, representing approximately 32.1% of Brazil’s total GDP, according to the most recent data collected by the IBGE.  The state of São Paulo generates more revenue from water and sewage services than any other Brazilian state.

Strong Base of Contracted Business.  Between January 1, 2007 and December 31, 2015, we executed 30‑year agreements with 278 of the 364 municipalities we serve, including an agreement with the city of São Paulo, in June 2010, and Santos in September 2015.  For the year ended December 31, 2015, income from these 30‑year agreements accounted for 78.6% of our gross operating revenues (including revenues relating to the construction of concession infrastructure).

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

Strong corporate governance practices.  In 2002, we joined the Novo Mercado segment of the BM&FBOVESPA, which is the listing segment in Brazil with the highest corporate governance requirements.  As a result, we are committed to certain corporate governance standards that are not otherwise required by Brazilian law, which provides heightened protection to our shareholders and enhances the quality of information we disclose to the market.  From December 1, 2007 until 2015, we were part of the BM&FBOVESPA Corporate Sustainability Index, or ISE.  Due to the need to focus the attention of all our departments to overcome the water crisis, we decided not to participate in the selection process to be a part of the ISE in 2016.

High quality operations.  We believe that we adhere to high standards of service and employ the best available technology in the sanitation business to control the quality of the water we abstract, process and distribute.  Of our 16 laboratories in total, our central laboratory and 13 of our regional laboratories are accredited by the National Institute of Metrology, Quality and Technology, Standardization and Industrial Quality, or INMETRO, and comply with the ABNT NBR ISO IEC 17025 standard, thereby assuring the quality and accuracy of our test results.  Moreover, our laboratories and field teams use the latest equipment to detect substances controlled by regulations and have highly trained teams to handle contingencies and customer complaints.  We believe our technology enhances the efficiency and quality of our operations.

Our Strategy

Our mission is to provide water and sewage services, contributing to improvements in quality of life and the environment and our goal for the future is to become a global reference in the provision of basic sanitation services in a sustainable, competitive and innovative manner, focused on the needs of our clients.  To this end, our strategic objectives are based upon the guiding principles of water safety, quality in the provision of services, sustainability, integration and fostering relationships, innovation and technology, valorization of our personnel and increasing sewage treatment.  Our strategic objectives also focus on our political and institutional relationships as well as on our commitment to the market to increase shareholder value.  Due to changes in macroeconomic conditions, the water crisis and consequent impacts on our business, our strategy is currently under revision.  Commencing in late 2015 and continuing in 2016, this revised strategy will determine our objectives and targets for the next decade.  We seek to implement these guiding principles through the following strategies:

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

Improve operating efficiency and reduce water loss.  We seek to reduce both physical water loss, which results mainly from leakage; non‑physical water loss, which results primarily from inaccurate water meters installed at customers’ premises and at our water treatment facilities; and clandestine and illegal water use.  In order to achieve more consistent long‑term results, we have developed a comprehensive 12 year program to reduce our water loss rate.  The first four years of the program from 2009 to 2012 were funded by Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”.  From 2013 to 2019, part of the program will be funded by a loan granted by the government of Japan through the Japan International Cooperation Agency, or “JICA”.  In October, 2015, we asked JICA for a term extension in order conclude construction work that is within the scope of financing, due to changes in economic conditions in Brazil.  The exchange rate changed significantly last year, with the depreciation of real. This situation, combined with the negative impact of the current water crisis on our revenue for 2015 and the need to prioritize investment in water production, impacted our ability to invest, resulting in the need to increase the term of JICA loan.  Therefore, the period the program will be funded by the JICA  loan will extend until 2019.  For more information on the program to reduce water loss, see “Item 4.B. Business Overview— Corporate Program for Reduction of Water Loss”.

Ensure the quality and availability of our services in our existing service area.  Our goal is to maintain an effective water coverage ratio of around 100%, coupled with a high standard of quality and availability, and meet the expected population growth by adding 816 thousands water connections between 2016 and 2020.  We also intend to increase our sewage coverage ratio to 95% by 2020 by adding 1.19 million sewage connections.  In addition, we are also developing short, medium and long‑term marketing strategies, such as client segmentation and tailor‑made solutions for different types of clients, which we believe will help us increase our customer base.  We also seek to improve our customer support strategies by modernizing our telephone-based and internet‑based customer support and to continuously measure the level of satisfaction of our clients.

Maintain and continue to expand our existing service areas.  We intend to maintain and expand our operating base by executing new agreements.  To this end, we are actively seeking to develop closer relationships with the municipal governments that we currently serve in order to increase customer loyalty and thereby renew all or substantially all our concession agreements as they expire.  In June 2010, we entered into a 30‑year agreement with the State and city of São Paulo for the provision of water and sewage services in the city of São Paulo, which in the year ended December 31, 2015 accounted for 48.2% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure).  Between January 1, 2007 and December 31, 2015, we entered into agreements with 278 municipalities (including our services agreement with the city of São Paulo), of which 4 were entered into in 2015.  These 278 municipalities accounted for 78.6% of our total revenues for the year ended December 31, 2015 and 68.4% of our intangible assets as of the same date.  As of December 31, 2015, 53 of our concessions had expired and are currently being renegotiated.  These 53 municipalities accounted for 12.9% of our total revenues for the year ended December 31, 2015 and 21.6% of our intangible assets as of the same date.  From January 1, 2016 through 2030, 36 concession agreements, accounting for 7.8% of our revenues for the year ended December 31, 2015 and 7.4% of our intangible assets as of the same date, will expire.

In 2015 we invested R$3.5 billion and between 2016 and 2020 we plan to invest an additional R$12.5 billion to improve and expand our water and sewage system, increase water security, and meet the growing demand for water and sewage services in the state of São Paulo, thereby encouraging these customers to continue using our services.  We also regularly explore the possibility of executing agreements for the provision of water and sewage services in municipalities in the state of São Paulo in which we currently have no operations or to which we currently supply water and provide sewage treatment solely on a wholesale basis, which together represent a total population of approximately 17 million.  We evaluate possible expansion opportunities in terms of proximity to our existing service areas to maximize return on investment and improve our financial performance.  We also intend to study and take advantage of opportunities in other Brazilian states and in other countries to expand our services and increase our market share.

Expand our water and sewage services.  We had an effective sewage coverage ratio of 86% as of December 31, 2015 and plan to increase this ratio to 95% by 2020 by adding over 1.19  million sewage connections and sewage treatment from 78% to 95% by 2020.  These investments are necessary to restore the quality of the rivers and lakes, providing new sources for water supply.  In addition, there are municipalities in the state of São Paulo representing a total population of approximately 17 million to which we currently do not provide water or sewage services, or to which we currently supply water solely on a wholesale basis.  Our strong presence in the State and experience in providing water and sewage services places us in a privileged position to expand our sewage services to these additional municipalities in the state of São Paulo as well as to other Brazilian states and abroad.  Furthermore, we seek to deepen our relationships with strategic clients that consume high volumes of water (more than 500 cubic meters per month) by applying special tariffs to these clients.  For more information, see “Item 4.B. Business Overview—Description of our Activities—Sewage Operation” and “Item 4.B. Business Overview—Competition” and “Item 4.B. Business Overview—Tariffs”.

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

The following services are still in the process of completion:

•         An agreement with Latin Consult, we are providing consulting services to the Instituto de Acueductos y Alcantarillados Nacionales, the company responsible for water and sewage services in Panama, to assist with sustainable water use and implement a new model for commercial, financial and operational planning and management.  The contract is expected to end in 2016.

•         Since 2014, we have been working in Nicaragua, focusing on consulting and training in management and in the reduction of water loss.  This work is scheduled to end in 2016 and is part of an agreement between Brazil and Japan, in which a bilateral technical cooperation agreement was formalized between us and Empresa Nicaragüense de Acueductos y Alcantarillados (ENACAL) in Nicaragua.

•         We formed Paulista Geradora de Energia, a joint venture with Servtec Investimentos e Participações Ltda. and Tecniplan Engenharia e Comércio Ltda., in which we will install two small hydroelectric power plants with a total capacity of 7 MW.  One of the hydroelectric power plants will be built in our water treatment plant in Guaraú. The plants are scheduled to begin operating in the second half of 2017.

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

Additionally, in 2012 we began implementing an enterprise resourcing planning, or “ERP system”, to replace our commercial and management information systems.  We contracted through a bidding process the Águas Claras Consortium, currently Consórcio Nascente, which consists of Accenture and Engineering and which will provide us with SAP’s ERP system and the Net@suite system.  We estimated that the ERP system would have been implemented in 2014 and the Net@suite in 2015, but during the test phase we concluded that some important system functionalities should have been adjusted and exhaustively tested before being implemented in order to minimize risks to our business which led us to postpone the implementation to 2016 and 2017, respectively.

Manage the current adverse climate conditions and mitigate their negative impact.  Our goal is to consistently meet the needs of our consumers with our services, and in 2014 and 2015, we managed to do so despite the water crisis.  In 2014 and 2015, we invested approximately R$730 million to mitigate the impacts of the water crisis and provide the São Paulo metropolitan region with better access to water sources, more robust production and transport capacity of treated water and increase treated water capacity.  Furthermore, we have planned a series of short-term and medium-term measures that we expect will increase the ability of our immediate water supply to cope with the water crisis and significantly improve future water security by the end of the decade.  For more information, see “— Business Overview—The Current Water Crisis”.

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

The state of São Paulo occupies approximately 3.0% of Brazil’s land mass and encompasses an area amounting to approximately 96,000 square miles.  According to the SEADE, the state of São Paulo had an estimated total population of 45 million as of December 31, 2015.  The city of São Paulo, capital of the state of São Paulo, had an estimated total population of 11.1 million, with a total population of 21.4 million inhabitants in the São Paulo metropolitan region, as of December 31, 2015.  The São Paulo metropolitan region encompasses 39 municipalities and is the largest metropolitan region in the Americas and the fourth largest metropolitan region in the world, according to the United Nations’ World Urbanization Prospects, 2014 Revision, with approximately 47% of the total population of the state of São Paulo as of December 31, 2015.

According to the most recent data collected by the IBGE, the GDP of the state of São Paulo was approximately R$1.7 trillion in 2013, representing approximately  32.1% of Brazil’s total GDP, and making it the largest economy of any state in Brazil based on GDP. According to the IBGE, the state of São Paulo is also the leading Brazilian state in terms of manufacturing and industrial activity, with a strong position in car manufacturing, pharmaceuticals, computer manufacturing, steel making and plastics, among other activities, as well as a leading position in the banking and   financial services industries.  The state of São Paulo is the leading export state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

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

We provide water and sewage services directly to a large number of residential, commercial and industrial private consumers, as well as to a variety of public entities, in 364 of the 645 municipalities in the State, including in the city of São Paulo.  We also supply water on a wholesale basis to 5 municipalities in the São Paulo metropolitan region in which we do not operate water distribution systems, and 4 of these municipalities also utilize our sewage treatment services.  According to the 14th edition of the Pinsent Masons Water Yearbook (2012‑2013), the most recent edition released of this study, we are the 5th largest water and sewage service company in the world in terms of number of clients.

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

                 (I).            to continue to meet the maximum demand for treated water;

               (II).            to expand the percentage of households connected to our sewage system;

             (III).            to increase the treatment of sewage collected; and

            (IV).            to increase operating efficiency and reduce water loss.

We have budgeted investments in the total amount of R$12.5 billion from 2016 through 2020.  We invested R$3.5 billion, R$3.2 billion and R$2.7 billion in 2015, 2014 and 2013, respectively.

The following table sets forth our planned capital expenditures for water and sewage infrastructure for the years indicated:

		Planned Capital Expenditures
	2016	2017	2018	2019	2020	Total
	(in millions of reais)
Water	1,170	1,208	1,119	852	935	5,284
Sewage Collection	466	917	1,044	1,040	1,061	4,528
Sewage Treatment	164	429	571	704	771	2,639
Total	1,800	2,554	2,734	2,596	2,767	12,451

Our capital expenditure program from 2016 through 2020 will continue to focus on achieving our targets by making regular investments to maintain and expand our infrastructure and to reduce water loss in the 364 municipalities we served as of December 31, 2015 and in the municipality of Santa Isabel, with which we signed a water contract that became effective in 2016.

The recent drought has prompted a continuous reduction in the volume of water billed and thus a reduction in revenue.  Due to the drought and the need to prioritize construction to mitigate the effects of the water crisis and increase water security in the Metropolitan Region of São Paulo, in 2015 we had to adjust our investment programs for subsequently modify the scheduled amounts of investments for the next few years.

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

Since 2000, the Metropolitan Water Program has increased the production capacity in 8.1 m³/s, 5 m³/s of which can be attributed to the Public Private Partnership, or “PPP”, conducted in the Alto do Tietê concluded in 2011, and 2.1 m³/s of which can be attributed to increased production in Guarapiranga System, concluded in 2015.

Aiming to improve the provision of water to the São Paulo Metropolitan Region, we plan on increasing treated water production capacity by approximately 7 m³/s until 2018, with an emphasis on the construction of the São Lourenço System, which shall increase production capacity by approximately 6.0 m³/s.  By the end of 2017, we shall also conclude the interconnection of the Jaguari (part of the Paraíba do Sul Basin) and Atibainha (part of the PCJ Basin) reservoirs.

In 2015, we invested approximately R$378.1 million in the Metropolitan Water Program.  Between 2016 and 2020, we predict investments of over R$1.2 billion in the Metropolitan Water Program, with a special emphasis on the interconnection of the Jaguari and Atibainha.

Interconnection of Jaguari and Atibainha Reservoirs

We are interconnecting the Jaguari and Atibainha reservoirs, which is a strategic and priority works project to guarantee secure access to water for the metropolitan region of São Paulo.  With investments of R$555 million in 2016 and 2017, this construction will allow the transfer of up to 8.5 m³/s and an average 5.13 m³/s of water from the Jaguari reservoir of the Paraíba do Sul Basin to the Atibainha reservoir of the Cantareira System, the largest system that provides water to the metropolitan region of São Paulo.  In the future, the transfer of water shall also work in the opposite direction, from the Atibainha reservoir to the Jaguari reservoir, optimizing the reservation capacity of both reservoirs, and benefitting the population of the Paraíba Valley.  The construction work on the interconnection began in February 2016 and is expected to be concluded in 2017.

Other emergency actions to increase the São Paulo metropolitan region’s water security supply are also being implemented.  For more information, see “—Business Overview—The Current Water Crisis”.

São Lourenço Project

The metropolitan region lacks water sources, which requires us to obtain water from increasingly distant sources.  In order to address this situation, we are, under a PPP contract, currently developing a new supply system called São Lourenço, which will expand our production capacity by 6.4 m3/s and should be able to benefit a population of almost 1.5 million people.  The PPP contract was executed in August 2013 and construction began in April 2014.  The project is being undertaken by Sistema Produtor São Lourenço S.A., which is a special purpose company controlled by the construction companies Camargo Corrêa Construtora S.A. and Andrade Gutierrez S.A.  The new system is expected to begin operation in late 2017.  For more information on Public Private Partnerships, see “—Business Overview—Public Private Partnerships”.

The contract amounts to approximately R$6.0 billion (the estimated amount monetarily restated through December 31, 2015 is approximately R$7.5 billion) and it has a 25-year term, four years of which will be dedicated to the construction, while the other 21 years will be dedicated to service delivery. These services include the operation and maintenance of the sludge treatment system of the water treatment station and disposal of the waste thus generated; electromechanic and civil maintenance of the untreated water pumping stations, of the water treatment station and the untreated water pipeline; preservation and cleaning, surveillance and property security.

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

We carried out the first phase of the program between 1992 and 1998, when we completed the construction of three additional sewage treatment facilities.  This involved total investment of US$1.1 billion financed by the Inter‑American Development Bank, or “IADB”, Caixa Econômica Federal and us.

The second phase of the project, which was carried out from 2000 through 2008, continued to expand and optimize the sewage system in the São Paulo metropolitan region, focusing primarily on improvements to expand the delivery of raw sewage to the sewage treatment facilities that were built in the first phase.  Upon the conclusion of the second phase of the project in 2008, we were able to collect approximately 5,000 liters of raw sewage per second and send it to the five sewage treatment plants in our integrated system for treatment. Total investments in this phase amounted to approximately US$500 million, financed by the IADB, and BNDES, directly and indirectly

The first and second phases of the Tietê Project contributed to an increase from 70.0% to 84.0% in the sewage collection rate and an increase from 24.0% to 70.0% in the treatment of sewage collected in the São Paulo metropolitan region.  As a result, the sewage collection system covered a total of 15.8 million people (5.1 million more than the number of people served when the Tietê Project was initiated), and the sewage treatment system covered 11.1 million people (8.5 million more than the number of people served when the Tietê Project was initiated).  The five principal sewage treatment facilities in the São Paulo metropolitan region have an aggregate installed capacity of 18 cubic meters of sewage per second and currently treat an aggregate of 16 cubic meters of sewage per second.

The third phase of the Tietê Project, initiated in 2010, aims to expand collection levels to 87.0% and sewage treatment levels to 84.0% in the São Paulo metropolitan region.  The total estimated cost of the third phase is approximately US$2 billion, financed by the IADB, BNDES, Caixa Econômica Federal, and us.

Following completion of the third phase of the Tietê Project, the sewage collection system, will serve an additional 1.5 million people and the sewage treatment system will serve an additional 3.0 million people.  We have invested approximately R$1.9 billion in the third phase, R$355.9 million of which was invested in 2015.

Continuing our efforts to eliminate the disposal of in natura sewage in the bodies of water of the São Paulo metropolitan region near the areas we serve, we have structured the fourth phase of the Tietê Project.  The total estimated cost of this phase is approximately US$2 billion.

We continued to work on items from the third phase and began in 2014 to implement measures related to the fourth phase, which resulted in approximately R$377.9 million in total investments in 2015.

Corporate Program for Reduction of Water Loss

The objective of the Corporate Program for Reduction of Water Loss (Programa Corporativo de Redução de Perdas de Água) is to reduce water loss by efficiently integrating and expanding existing initiatives in our business units.  This program has a 12‑year term that began in 2009.  We have invested R$3.4 billion in this project so far, including R$525.9 million invested in 2015, and we anticipate total investments of approximately R$5.5 billion throughout the term of the program.  Funding for the program will come from our own resources as well as from credit facilities provided by JICA, Caixa Econômica Federal and BNDES.

The program aims to reduce the incidence of water loss from 436 liters per connection per day in December 2008 to 258 liters per connection per day by 2020, which is equivalent to reducing the Water Billed Loss Index from 27.6% in December 2008 to 18.2% in 2020 and to reducing the Water Metered Loss Index (based on measured consumption) from 34.1% in December 2008 to 27.6% in 2020.  In 2015, our water loss measured 258 liters per connection per day.  In 2015, our Water Billed Loss Index was 16.4% and our Water Metered Loss Index averaged 28.5%.

It is worth noting that the reduction in the water loss indicators in 2015 was due to the intensification of pressure management in the supply systems, an operational practice designed to manage the current water shortage by reducing its impact on the supply of water available to the population.  This operational practice has been implemented to serve the current temporary and atypical situation.  We note that, when  the water supply system returns to being operated as it was prior to the water shortage, there shall be an increase in the pressure in the distribution network which might make it possible for there to be an increase in the loss indicators.

For more information on the measure we have adopted to confront the water crisis, see “—Business Overview—The Current Water Crisis”.

Water Source Program

The Water Source Program (Programa Mananciais), created in 2009, consists of various projects that focus on the preservation and improvement of water sources in the São Paulo metropolitan region, especially in the Guarapiranga and Billings reservoirs.  The program’s investments are directed mostly towards the creation of infrastructure to collect sewage and transport it to treatment plants in order to reduce the discharge of effluent into water sources.  The program also includes the protection of green spaces and the urbanization of shantytowns (favelas) and is expected to directly benefit 58,000 families.  In 2015, R$84.2 million was invested in the Water Source Program.

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

Since 2007, 148 urban streams have been decontaminated, benefiting approximately 2.2 million people.  In 2015, we had invested R$3.8 million in the Clean Stream Program.  Part of the investment related to the Tietê Program benefit the Clean Stream Program.

The effects and the consequences of the drought, as well as the difficulty of the state government to remove and relocate low-income households in risk areas, led us to revise the goals of this program.  We are currently negotiating with the municipality of Sao Paulo on new goals for 2017 and beyond, taking into account the future budgets of the institutions involved.

Regional Systems Investment Programs

We currently have a number of projects in progress and planned for our Regional Systems.  These relate to the abstraction of water as well as to the collection, removal and disposal of sewage.  The main projects of the Regional Systems are the following:

Clean Wave Program

The main goals of the Clean Wave Program (Programa Onda Limpa) are to improve and expand the sewage systems in the municipalities comprising the Baixada Santista metropolitan region on the southern coast of the state, increasing the sewage collection rate to 95% and treating 100% of this collected sewage, thereby improving the bathing water quality at 82 beaches in the region by the end of the decade.  This project is being carried out in two phases, the first of which has already begun and the second of which is in the planning phase.  The first phase, which aims to increase the sewage collection rate to 88%, is expected to be completed by 2020.  The funds will come from our own resources as well as from loan agreements entered into with JICA and from the Government Severance Indemnity Fund for Employees (Fundo de Garantia por Tempo de Serviço), or “FGTS”.

In 2015, we invested R$172 million in the Clean Wave Program.  As a result of our investments, sewage collection in the Baixada Santista metropolitan region increased since the beginning of the program has increased from 53% in 2007 to 71% in 2015.  All of the sewage that was collected was also treated.

Towards the goal of increasing sewage collection, and given that we have already installed sewage networks, we are now prioritizing strengthening the connection of our customers to the sewage network.  As of December 31, 2015, we completed approximately 94.6 thousand sewage connections.  By 2018, we will complete an additional 23 thousand sewage connections.

Under the program’s first phase, we plan to execute by 2020 the expansion and renovation of the Oceanic Sewage Disposal System in the city of Praia Grande, located in the Baixada Santista metropolitan region, is expected to be concluded by 2019.

The second phase of the Clean Wave Program is in planning for the period between 2019 and 2025.  We estimate investments of approximately R$1.8 billion in order to enlarge and implement sewage collection and treatment systems and complete 57 thousand new connections.  The goal of the second phase is to provide full coverage of sewage services in the Baixada Santista metropolitan region.

Northern Coast Clean Wave Program

The Northern Coast Clean Wave Program (Programa Onda Limpa Litoral Norte) aims to expand the collection and treatment of sewage on the northern coast of the state of São Paulo, intending to benefit 800 thousand people, including the local population as well as tourists that visit the region each year.  The program aims to increase the sewage collection rate in the region from 36.0% in 2008 to 85.0% in 2016, thereby improving the health and well-being of the population and stimulating economic development through an increase in tourism.  As of 2015, the sewage collection rate was 56%.  In 2015, we invested R$7 million in this Program.

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

In 2015, we invested R$68.3 million in the Coastal Water Program.  The second phase of the program is in planning, with the goal of increasing even further the availability of treated water for the local population and tourists and improving the quality of the water available to the population in the Baixada Santista metropolitan region in the coming years.

Other Policies and Programs

Nossa Guarapiranga

In December 2011, we launched the Nossa Guarapiranga project, the main objective of which is to improve the water quality in the Guarapiranga basin, a water source for the São Paulo metropolitan region.  The basin serves one million people directly in the areas near Guarapiranga and indirectly serves a further two million people who consume the water from the basin.  Our actions in this project were carried out on three fronts: (i) we installed drains to collect residue from rivers in the Guarapiranga basin; (ii) we have developed diagnosis and control services for the withdrawal of water plants that obstruct water extraction; and (iii) we have removed and disposed deposit garbage at the bottom of the basin’s dam.

Pró‑Conexão

In 2012, the State of São Paulo approved a project to subsidize connections to the sewage system for low‑income families.  Initially intended to last 8 years, the project involves capital expenditures of up to R$349.5 million of which 80% will be provided by the State government and 20% by us.  In this period we expect that this program will create 192 thousand new sewage connections benefiting approximately 800 thousand people.

As of December 2015 we completed approximately 23 thousand sewage connections under the Pró-Conexão program.  We believe that this program will increase the efficiency of our other sewage collection programs and help improve water quality in the region’s rivers and basins as well as improve quality of life for low‑income families.

For more information see “Item 7.B. Major Shareholders and Related Party transactions—Related Party transactions—Agreements with the State

Water is Life

The Water is Life program, established in November 2011, aims to provide water and sewage services to low‑income and isolated communities in the regions of Alto Paranapanema and Vale do Ribeira.  We have expected to cover 81 communities in 30 municipalities, benefiting approximately 15 thousand people.  In this project we are responsible for supplying water and for offering technical support to the municipalities, which with financing from the state government, will include installing Individual Sanitary Units (Unidades Sanitárias Individuais), a technology better suited for isolated communities.  As of December 31, 2015, we concluded projects in 16 communities and we are currently working in 8 others.  We executed more than 83 kilometers of networks and pipelines and we began to operate 24 new wells in these communities.

A large part of this work was executed by our own personnel, which considerably reduced the need for investment.

B.      Business Overview

Our Operations

As of December 31, 2015, we provided water and sewage services to 364 municipalities in the state of São Paulo under concession agreements, program agreements, other forms of legal arrangements or without formal agreements.  We also supply treated water on a wholesale basis to 5 municipalities located in the São Paulo metropolitan region and urban conurbations.  The majority of these concessions have 30‑year terms.  Due to court orders, we temporarily suspended our services in 3 other municipalities (Cajobi, Iperó e Macatuba).  For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.  Between January 1, 2007 and December 31, 2015, we entered into agreements with 278 municipalities (including our services agreement with the city of São Paulo) in accordance with the Basic Sanitation Law, of which 4 were entered into in 2015.  As of December 31, 2015, these 278 municipalities accounted for 78.6% of our gross operating revenues (including revenues relating to the construction of concession infrastructure).  In addition to the contracts that have 30‑year terms, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP.  As of December 31, 2015, 53 of our agreements or concessions had expired but we continued to provide water and sewage services to these municipalities and were in negotiations with these municipalities to execute program agreements to substitute the expired concessions.  From January 1, 2016 through 2030, 36 concessions will expire.

For more information on laws and regulations related to our concession operations, see “Item 4.B. Business Overview—Government Regulations Applicable to our Contracts”.

Description of Our Activities

As set forth in Article 2 of our bylaws, we are permitted to render basic sanitation services with the goal of providing basic sanitation services to the entire population in the municipalities where we conduct our activities without harming our long‑term financial sustainability.  Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities.  We are allowed to act in a subsidiary form in other Brazilian locations and abroad.  See “—Government Regulations Applicable to Our Contracts—Establishment of ARSESP”.  For a description of our operating segments please see Note 24 to our financial statements as of and for the year ended December 31, 2015.

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

Wholesale Operations

Wholesale Water Services

We provide water services on a wholesale basis to 5 municipalities located in the São Paulo metropolitan region (Guarulhos, Mauá, Mogi das Cruzes, Santo André e São Caetano do Sul).  Agreements to provide water services on a wholesale basis must comply with the Basic Sanitation Law, which designates these services as “interdependent activities” and regulates each stage of the service.  The law requires that the service be supervised by an independent agency, stipulates registration of the cost of the service, and requires assurance of payment among the several service providers in order to continue the provision of the services, in accordance with the rules to be published by ARSESP.  Our agreements currently comply with the provisions of the Basic Sanitation Law.  In 2015, the revenues from wholesale water services were R$66.6 million.  For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—We may face difficulties in collecting overdue amounts owed to us by municipalities to which we provide water on a wholesale basis and municipal government entities”.

Wholesale Sewage Services

Currently, we provide sewage services on a wholesale basis to the municipalities of Mauá, Mogi das Cruzes, Santo André e São Caetano do Sul.  We also provided these services to the municipality of Diadema, but in March 2014, we executed a contract to resume direct supply of water and sewage services to the municipality of Diadema.  Our agreement with Santo André for these services was executed with the intervention of the Public Prosecution Office.  Our agreements with the other municipalities resulted from our environmental efforts and municipal authorities’ awareness of environmental issues.  Through these agreements, in 2015 we treated approximately 30.6 million cubic meters of sewage from these municipalities.  We believe this illustrates our commitment to social and environmental responsibility.  In 2015, our revenues from wholesale sewage services were R$26.5 milllion.

In December 2008, we entered into a five‑year agreement for the collection and treatment of 20% of the sewage generated by the city of Guarulhos.  We have not yet started to provide these services, and such services will only commence when the works on linking the Guarulhos sewage to our sewage system are finalized.  These works are the responsibility the Guarulhos sanitation company.

Water Operations

Our supply of water to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to our customers’ premises.  In 2015, we produced approximately 2,466.6 million of cubic meters of water.  The São Paulo metropolitan region (including the municipalities to which we supply water on a wholesale basis) currently is, and has historically been, our core market, accounting for approximately 67.9% of water invoiced by volume in 2015.

The reduction in the volume of water produced in 2015, as compared to 2014, is a result of the water crisis that affects our area of operation.  For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business:  The measures we took to mitigate the effects of the drought resulted in a significant decrease in the volume of water billed and revenues from services we provide, which had a material adverse effect on our company and that may worsen if the drought escalates in severity” and “—The Current Water Crisis”.  The following table sets forth the volume of water that we produced and invoiced for the periods indicated:

	Year ended December 31,
	2015	2014	2013
	(in millions of cubic meters)
Produced:
São Paulo metropolitan region	1,679.4	2,001.1	2,220.6
Regional Systems	787.2	839.3	832.0
Total	2,466.6	2,840.4	3,052.6
Invoiced:
São Paulo metropolitan region	1,084.3	1,172.4	1,206.9
Wholesale	215.5	256.8	299.0
Regional Systems	613.9	639.4	628.1
Total	1,913.7	2,068.6	2,134.0

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

Water Resources

We can abstract water only to the extent permitted by DAEE pursuant to water right granted by it.  Depending on the geographic location of the river basin or if the river crosses more than one state (federal domain),   the approval of ANA a federal agency under the Ministry of the Environment is required.  We currently abstract substantially all of our water supply from rivers and reservoirs, with a small portion being abstracted from groundwater.  Our reservoirs are filled by impounding water from rivers and streams, by diverting the flow from nearby rivers, or by a combination of both methods.  For more information on water usage regulation, see “—Environmental Matters—Water Usage”.

In order to supply water to the São Paulo metropolitan region, we rely on 20 reservoirs of non‑treated water and 254 reservoirs of treated water, which are located in the areas under the influence of the eight water producing systems comprising the interconnected water system of the São Paulo metropolitan region.  The total capacity of the water sources available for treatment in this area is 75.5 m³/s, not including an additional 6.5 m³/s resulting from the emergency construction work conducted by us in 2014 and 2015.  Total current installed capacity is 75.8 m³/s and can be distributed to the São Paulo metropolitan region.  Average verified production for the interconnected water system of the São Paulo metropolitan region was 52.0 m³/s during 2015.  The Cantareira, Guarapiranga and Alto Tietê systems produce 79.0% of the water we distributed in the São Paulo metropolitan region in 2015.

In 2015, the Cantareira system accounted for 27.1% of the water that we supplied to the São Paulo metropolitan region (including the municipalities to which we supplied water on a wholesale basis), which represented 67.3% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure) for the year.  For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to risks associated with the provision of water and sewage services”.

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

Current river basin committees are authorized to charge both for water usage and the dumping of sewage into water bodies.  We participate in the decentralized and integrated management of water resources established by the National Policy on Water Resources.  We are represented by 158 employees on the 21 State River Basin Committees and the four Federal Committees that act in the state of São Paulo and in the National and State Councils on Water Resources.

The following table sets forth the water production systems from which we produce water for the São Paulo metropolitan region:

	Production Rate(1)
	2015	2014	2013
	(in cubic meters per second)
Water production system:
Cantareira	14.1	23.7	32.6
Guarapiranga	14.9	14.2	13.6
Alto Tietê	12.1	13.8	12.1
Rio Claro	3.9	3.9	3.9
Rio Grande (Billings reservoir)	5.0	4.8	4.8
Alto Cotia	0.9	0.9	1.2
Baixo Cotia	1.0	0.8	0.8
Ribeirão da Estiva	0.1	0.1	0.1
Total	52.0	62.2	69.1

(1)   Average of the twelve months ended December 31, 2015, 2014 and 2013.

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

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events.  We installed 226.0 thousand, 231.6 thousand and 226.4 thousand, new water connections in 2015, 2014 and 2013, respectively.  Throughout 2014 and 2015, we adopted various measures to mitigate the current water crisis, which allowed us to provide water to the population despite the decreased water availability.  We were able to balance supply and demand for water in the São Paulo metropolitan region, as a result of:  (i) using treated water from other production systems to serve consumers originally supplied by the Cantareira system; (ii) to offer discounts (bonus) to consumers that use below average amounts of water, compared to average consumption; (iii) reducing pressure in the water distribution lines in order to decrease leakage; (iv) adjusting the volume of treated water sold to municipalities that operate their own distribution network; and (v) using pumps in order to extract water located below the intakes of the Cantareira system, from the so-called “technical reserve”.  For more information on the effects of the drought on the water supply, see “—The Current Water Crisis”.

The interconnected water system of the São Paulo metropolitan region serves 30 municipalities, of which 25 are operated directly by us under this system.  Through this system, we serve the other 5 municipalities on a wholesale basis, whereas distribution is the responsibility of other companies or departments related to each municipality.

In order to reach the final customer, the water is stored and transported through a complex and interconnected system.  This water system requires permanent operational supervision, engineering inspection, maintenance, and quality monitoring and measurement control.

To ensure the continuous provision of regular water supply in the São Paulo metropolitan region, we intend to invest R$4.3 billion from 2016 to 2020 to increase our water production and distribution capacities as well as to improve the water supply systems.  In 2015, our total investment in water supply systems amounted to R$2.2 billion, of which R$1.8 were invested in the São Paulo metropolitan region.

Water Treatment

We treat all water at our water treatment facilities prior to dispatching it to our water distribution network.  We operate 235 treatment facilities, of which 8 are a part of the Metropolitan Production System—located in the São Paulo metropolitan region and account for approximately 68% of all water we produced in 2015.  The type of treatment used depends on the nature of the source and quality of the untreated water.  For example, water abstracted from rivers requires more treatment than water drawn from groundwater sources requires.  All of the water we treat receives fluoridation treatment.

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

The following table sets forth the total number of kilometers of water pipes and water transmission lines and the number of connections in our network as of the dates indicated:

	As of December 31,
	2015	2014	2013
Water distribution pipes and water transmission lines (in kilometers)	71,705	70,800	69,619
Number of connections (in thousands)	8,420	8,210	7,888

More than 90% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride, or PVC.  Distribution pipes at customers’ residences typically are made from high‑density polyethylene tubing.  Our water transmission lines are mostly made of steel, cast iron or concrete.

As of December 31, 2015, our water distribution pipes and water transmission lines included:  (i) 37,448 kilometers in the São Paulo metropolitan region; and (ii) 34,257 kilometers in the Regional Systems.

As of that date, we had 387 storage tanks in the São Paulo metropolitan region with a total capacity of 2.1 million cubic meters, and 1,959 storage tanks in the Regional Systems.  Furthermore, we had 210 treated water pumping stations in the São Paulo metropolitan region aqueduct system, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

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

The following table sets forth projected new water connections for the periods indicated in thousands:

	in thousands
	2016	2017	2018	2019	2020	2021	2016 – 2021
São Paulo metropolitan region	100	95	97	92	92	92	568
Regional Systems	72	69	67	66	66	66	406
Total	172	164	164	158	158	158	974

Water Loss

The difference between the volume of water produced and the volume of water invoiced generally represents both physical and non‑physical water loss.

The Water Billed Loss Index represents the quotient of (i) the difference between (a) the total volume of water produced minus (b) the total volume of water invoiced plus (c) the volume of water excluded from our calculation of water loss, divided by (ii) the total volume of water produced.

The Water Metered Loss Index represents the quotient of (i) the difference between (a) the total volume of water produced minus (b) the total volume of water measured minus (c) the volume of water that we exclude from our calculation of water loss, divided by (ii) the total volume of water produced.

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

Among the principal indicators utilized to measure rates of water loss are the following:

•           Water Billed Loss Index (WBLI), in %;

•           Water Metered Loss Index (based on metered consumption) (WMLI) in %; and

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

Using this calculation method, as of December 31, 2015, we experienced 277 liter/connection per day of water loss in the São Paulo metropolitan region and 230 liter/connection per day in the Regional Systems, averaging 258 liter/connection per day.  We have a Corporate Program for Reduction of Water Loss in place that aims to reduce total water loss to around 258 liters/connection, Water Billed Loss Index to 18.2% and the Water Metered Loss Index to 27.6% by 2020.  Nonetheless, on account of the drought, the negative impacts on our revenue during 2015 and the necessity to prioritize investing in the expansion of water availability, the scope and the goals of our Corporate Program for Reduction of Water Loss are under revision.

In order to continue to supply water to the population despite its low availability, one of the measures that we adopted was to further reduce water pressure across our network of operation.  Insomuch as the utilization of water sources, real water loss (water physically lost, which corresponds to about 65% of the Water Metered Loss Index) fell from 22.2% in December 2008 to 18.5% in December 2015.  This reduction is not only the result of initiatives to combat water loss including, for example, strengthening our supply systems’ “pressure management”, but it can also be attributed to atypical and temporary operations.

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

We are taking measures to decrease physical loss by reducing response time to fix leakages and by better monitoring of non‑visible water main fractures.  Among other initiatives, we have adopted the following measures to reduce physical water loss:

•         the introduction of technically advanced valves to regulate water pressure throughout our water  transmission lines in order to maintain appropriate water pressure downstream.  These valves are programmed to respond automatically to variations in demand.  During peak usage, the flow of water in the pipes is at its highest point; however, when demand decreases, pressure builds up in the water transmission lines and the resulting stress on the network can cause significant water loss through cracks and an increase in ruptures of the pipes.  The technically advanced valves are equipped with probes programmed to feed data to the valve in order to reduce or increase pressure to the water transmission lines as water usage fluctuates; the reconfiguration of interconnected water distribution to permit the distribution of water at lower pressure;

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

Water quality is monitored at all stages of the distribution process, including at the water sources, water treatment facilities and in the distribution network.  We have 15 regional laboratories, one central laboratory, and laboratories located in all water treatment facilities that monitor water quality, as required by our standards and those set by law.  Our laboratories analyze an average of 62.0 thousand samples per month on distributed water, with samples collected from residences.  Our central laboratory located in the city of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods as well as heavy metals analysis by   atomic absorption technique.  Our central laboratory and 13 of our regional laboratories have obtained the ABNT NBR ISO IEC 17025 accreditation (accreditation for general requirements for the competence of testing and calibration laboratories) awarded by the National Institute of Metrology, Quality and Technology, or INMETRO.

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

Sewage Operations

We are responsible for the collection, removal, treatment and final disposal of sewage.  As of December 31, 2015, we collected approximately 87% and 82% of all the sewage produced in the municipalities in which we operate in the São Paulo metropolitan region and in the Regional Systems, respectively.  During 2015, we collected approximately 86% of all the sewage produced in the municipalities in which we operated in the state of São Paulo.  We installed 226.1 thousand, 244.3 thousand and 236.6 thousand new sewage connections in 2015, 2014 and 2013, respectively.

Sewage System

The purpose of our sewage system is to collect and treat sewage and to adequately dispose of the treated sewage.  As of December 31, 2015, we were responsible for the operation and maintenance of 48,774 kilometers of sewage lines, of which approximately 26,082 kilometers are located in the São Paulo metropolitan region and 22,692 kilometers are located in the Regional Systems, respectively.

The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated:

	As of December 31,
	2015	2014	2013
Sewage lines (in kilometers)	48,774	47,992	47,103
Sewage connections (in thousands)	6,861	6,660	6,340

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

The public sewage system operated by us was structured in order to receive, in addition to household effluents, a portion of non-domestic effluents (such as industrial sewage and sewage from other non‑domestic sources) for treatment together with household effluents.  Non-domestic effluents have characteristics that are qualitatively and quantitatively different from household effluents and its discharge into the public sewage system is subject to compliance with specific legal demands with the purpose of protecting the sewage collection and treatment systems, the health and safety of operators and the environment.  The current environmental legislation establishes standards for the discharge into the public sewage system and stipulates that such effluents be subject to pretreatment in order to comply with the estabilished standards.  These standards are defined in State Decree No. 8,468/1976, as amended by State Decree No. 54,487/2009.

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

Unlike the São Paulo metropolitan region, the interior region of São Paulo State does not generally suffer obstructions caused by sewage system overload.  The coastal region, however, experiences obstructions in its sewage lines primarily due to infiltration of sand, especially during the rainy season in the summer months.  In addition, the sewage coverage ratio in the coastal region is lower than in the other regions served by us, with approximately 69% of all residences in the coastal region currently connected to our sewage network as of December 31, 2015.

New sewage connections are made on substantially the same basis as connections to water lines:  we assume the cost of installation for the first 20 meters of sewage lines from the sewage network to all customers’ sewage connections and the customer is responsible for the remaining costs.

The following table sets forth projected new sewage connections for the periods indicated:

	2016	2017	2018	2019	2020	2021	2016‑2021
	in thousands
São Paulo metropolitan region	136	132	130	136	129	137	800
Regional Systems	106	110	107	101	108	100	632
Total	242	242	237	237	237	237	1,432

Sewage Treatment and Disposal

In 2015, approximately 68% and 97% of the sewage we collected in the São Paulo metropolitan region and the Regional Systems, respectively, or 78% of the sewage we collected in the state of São Paulo, was treated at our treatment facilities and afterwards discharged into receiving water bodies such as rivers and the Atlantic Ocean, in accordance with applicable legislation.  Though we have not yet reached full coverage of sewage collection and treatment services in the regions were we operate, we are making efforts to reach this goal.

We currently operate 9 ocean outfalls and 530 sewage treatment facilities, of which the five largest, located in the São Paulo metropolitan region, have treatment capacity of approximately 18 cubic meters of sewage per second.

In the São Paulo metropolitan region, the treatment process used by most treatment facilities is the activated sludge process.

Sewage treatment in the Regional Systems will vary according to the particularities of each area.  In the interior region of São Paulo State, treatment consists largely of stabilization ponds.  There are 428 secondary treatment facilities in the interior region of São Paulo State that have treatment capacity of approximately 15 cubic meters of sewage per second.  Similar to our disposal process for treated sewage collected in the São Paulo metropolitan region, the majority of sewage collected in the coastal region receives treatment and disinfection and is then discharged into rivers and also into the Atlantic Ocean through our ocean outfalls, in accordance with applicable legislation.  We have 78 sewage treatment facilities in the coastal region.

Effluents from our treatment facilities must comply with limitation guidelines for release of effluents into receiving water bodies. Additionally, the quality of the water in the receiving water body must not be impaired by the release of such effluents, as established by State Decree No. 8,468/1976 and Conama Resolution No. 357/2005, as amended by Conama Resolution No. 430/2011.

We are a party to a number of legal proceedings related to environmental matters.  See “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.  In addition, our capital expenditure program includes projects to increase the amount of sewage that we treat.  See “Item 4.A. History and Development of the Company—Capital Expenditure Program” and “Item 4.B. Business Overview—Environmental Matters—Environmental Regulation—Sewage Requirements”.

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

Currently, the sludge generated through our business activity goes mainly to landfills.  In turn, we treat the slurry generated in these landfills.

Current legislation and the population at large demand advances in the search for alternative technologies that minimize the generation of and find beneficial uses for sludge.  In light of these demands, we work on several fronts, seeking innovative approaches to the destination and final disposal of sludge.

In our sewage treatment station in Barueri, the largest treatment station in Latin America, we aim to reduce the quantity of sludge sent to landfills by seeking partnerships to conduct sludge drying. By drying sludge, 500 tons of sludge are reduced to 140 tons, transforming the dried sludge into cylindrical pellets that are used as a source of fuel for the generation of thermoelectric energy. The energy generated by the dried sludge pellets is used in the sludge drying process. We also use dried sludge to generate electric energy which may be sold or used in our own sewage treatment stations.

In the interior and coastline regions of São Paulo, we have initiatives for the implementation of thermosolar sludge drying systems. By combining the remains of tree stubs and eucalyptus shells to the dried sludge, the sludge produced may be used as a fertilizer for agriculture.

Part of the R$14.7 million invested in research and development in 2015 was used for approached to the disposal and beneficial use of sludge, in order to meet the Principles for Cleaner Production.  For more information, see “Item 5.C. Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, Etc”

Sludge disposal must comply with State and Federal law requirements, such as Resolution No. 375/2006 of the CONAMA, Federal Law No. 12,305/2010, Federal Decree No. 7,404/2010, State Law No. 12,300/2006 and State Decree No. 54,645/2009.

Principal Markets in Which We Operate

As of December 31, 2015, we operated water and sewage systems in 364 of the 645 municipalities in the state of São Paulo.  In addition, we currently supply water on a wholesale basis to 5 municipalities located in the São Paulo metropolitan region with an urban population of approximately 3.1 million people.

The following table provides a breakdown of gross revenues from water supply and sewage services by geographic market for the periods indicated:

	Year ended December 31,
	2015	2014	2013
	(in millions of R$)
São Paulo metropolitan region	6,021.9	6,235.3	6,984.4
Regional Systems	2,924.9	2,670.1	2,555.7
Total	8,946.8	8,905.4	9,540.1

The following table provides a breakdown of gross revenues from water supply and sewage services by category of activity for the periods indicated:

	Year ended December 31,
	2015	2014	2013
	(in millions of R$)
Water supply	5,045.5	4,896.7	5,276.1
Sewage services	3,901.3	4,008.7	4,264.0
Total	8,946.8	8,905.4	9,540.1

Competition

In the state of São Paulo, there are approximately 276 municipalities that operate their own water and sewage systems and that collectively have a total population of approximately 14.2 million, or approximately 31% of the population of the state of São Paulo, excluding the population of the municipalities to which we provide water services on a wholesale basis.

The competition for municipal concessions arises mainly from the municipalities, as they may resume the water and sewage services that were granted to us and start providing these services directly to the local population.  In this case, the municipal governments would be required to indemnify us for the unamortized portion of our investment.  See “Item 3.D. —Risk Factors—Risks Relating to Our Business—Municipalities may terminate our concessions before they expire in certain circumstances”.  In the past, municipal governments have terminated our concessions agreements before the expiration date.  Furthermore, municipal governments have tried to expropriate our assets in an attempt to resume the provision of water and sewage services to local populations.  See “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.  We negotiate expired concession agreements and concession agreements close to expiration with the municipalities in an attempt to maintain our existing areas of operations.  In the state of São Paulo we face competition from private and municipal water and sewage service providers.

In recent years, we have also experienced an increasing level of competition in the market of water supply to industrial customers.  Several large industrial customers located in municipalities we serve use their own wells to meet their water needs.  In addition, competition for the disposal of non‑residential, commercial and industrial sludge in the São Paulo metropolitan region has increased in recent years as private companies offer stand‑alone water treatment solutions inside the facilities of their customers.  We have also established new tariff schedules for commercial and industrial customers in order to assist us in retaining these customers.  For this group of certain industrial customers, ARSESP has given us special authorization to establish fixed demand agreements.  Since these fixed demand agreements (take-or-pay contracts) with certain of our industrial customers are not covered by our bonus program, we stopped requiring the fulfillment of this fixed demand contract to encourage lower water consumption.  In 2015, due to the water crisis, we did not formalize new contracts or increment the volume of water supplied and stopped requiring the fulfillment of this fixed demand contract.  For more information about the water crisis, see “—The Current Water Crisis”.  For more information on Take-or-pay Contracts see “—Tariff Structure—Fixed Demand Agreements (Take-or Pay)”.

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

Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine.  We generally charge a penalty fee and interest on late bill payments.  In 2015, 2014 and 2013, we received payment of 90.4%, 94.6% and 95.2%, respectively, of the amount billed to our retail customers, and 90.2%, 94.3% and 95.0%, respectively, of the amount billed to those customers other than State entities, within 30 days after the due date.  In 2015, 2014 and 2013, we received 96.2%, 101.1% and 100.5%, respectively, of the amount billed to the State entities.  Amounts in excess of 100.0% reflect our recovery of amounts billed in prior years.  With respect to wholesale supply, in 2015, 2014 and 2013, we received payment of 43.8%, 32.8% and 45.8%, respectively, of the amount billed within 30 days.

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

Tariffs

Tariff adjustments follow the guidelines established by the Basic Sanitation Law, ARSESP and our contracts, when applicable.  The guidelines also establish procedural steps and the terms for the annual adjustments.  The adjustments have to be announced 30 days prior to the effective date of the new tariffs, which previously became effective in September.  As of the tariff revision conducted in 2014, the definition of the base date and future adjustments occur in April, and become effective in May.

Tariffs have historically been adjusted once a year and for periods of at least 12 months.  See “—Government Regulations Applicable to our Contracts—Tariff Regulation in the State of São Paulo” for additional information regarding our tariffs.

With the publication of the Basic Sanitation Law, Federal Law No. 11,445/2007, states have been required to establish independent regulators responsible for the regulation of basic sanitation services, including tariff regulation.  To exercise this assignment, the State of São Paulo enacted State Law No. 1,025/2007, which established ARSESP, which regulates and supervises the services we provide to the State and also to the municipalities that have agreed to its jurisdiction.  The guidelines by which we readjust our tariffs are defined pursuant to State Decree No. 41,446/1996, which was ratified by Federal Law No. 11,445/2007, and regulated by the resolutions issued by ARSESP.

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

In March 2015, we filed with ARSESP an extraordinary revision request motivated by the decline in the volume of water billed due to the water crisis and the unpredicted increase in electricity tariffs.   After analyzing our request and receiving opinions through public consultations, ARSESP published Resolutions No. 560 and No. 561:

I.              Resolution No. 560, published May 4, 2015, authorized a readjustment of 7.7875% on existing tariffs, which constituted of: (i) an annual tariff readjustment for the year of 2015 of 7.1899%, calculated based on the 8.1285% variation in the IPCA in the period between March 2014 and March 2015, minus the efficiency factor of 0.9386%; and (ii) the additional adjustment of 0.5575% due to the postponement of the application of the Ordinary Tariff Review (the tariff review that adjusts tariffs according to inflation), authorized in May 2014 but only applied in December 2014, when it was partially compensated; and

II.            Resolution No. 561, also published May 4, 2015, established the 6.9154% index of the Extraordinary Tariff Revision (the tariff revision we requested due to the decline in the volume of water billed due to the water crisis and the unpredicted increase in electricity tariffs)  of the Company, applicable to the tariffs authorized on this date by Resolution No. 550. Both tariff adjustments, combined, resulted in the 15.24% index. The new tariff values began to be applied as of June 4, 2015.

In December 2015, we requested ARSESP to ratify the continuity and update of the Water Consumption Reduction Incentive Program through the Bonus grant to the Water and Sewage Bill, as well as the continuity of the Contingency Tariff.  In response, ARSESP published the following 2 resolutions:

                    I.            Resolution No. 614/2015, published in December 2015, authorized the extension until December 31, 2016, or until hydrological conditions become more predictable, of the effects of ARSESP Resolution No. 545/2015, maintaining the current rules and conditions for the application of the contingency tariff by us envisaged in Resolution No. 545/2015; and

                  II.            Resolution No. 615/2015, also published in December 2015, authorized the extension of the Water Consumption Reduction Incentive Program until December 31, 2016, or until hydrological conditions become more predictable, and updated of the reference consumption value used to determine when discounts should be offered to our customers.  Prior to this resolution, the reference consumption value by which we calculated the discounts was the average consumption of our customers in the period between February 2013 and January 2014.  As of December 2015, we modified the reference consumption value, which is currently set at 78% of the prior reference consumption value.  The updated reference consumption value began to be applied to our customers’ bills as of February 1, 2016.  The bonus ranges of 10%, 20% and 30%, were maintained, following the rules of our discount (bonus) program which established that if a client consumes 10% less water during a certain period compared to his reference consumption value, he will obtain a discount of 20% in his water bill, and if the client consumes 20% less water, he obtains a discount of 30%.

In March 2016, we filed with ARSESP a request to cancel the Water Consumption Reduction Incentive Program and the Contingency Tariff.  In response, ARSESP published on March 31, 2016, the following Resolutions:

                    I.            Resolution No. 640/2016, authorizing the cancellation of the Contingency Tariff, which will be applied to water meter readings as of May 1, 2016; and

                  II.            Resolution No. 641 authorizing the cancellation of the Water Consumption Reduction Incentive Program, which granted discounts to water and sewage bills.  This cancellation will be applied to water meter readings as of May 1, 2016.

On April 11, 2016, ARSESP issued Resolution No. 643/2016, which authorizes us to implement an 8.4478% tariff adjustment to our current tariffs, effective on May 12, 2016.

With regard to the contract dated June 23, 2010, executed with the State and the city of São Paulo to regulate the provision of water and sewage services for the next 30 years, among other principal terms of this agreement, we must transfer 7.5% of our gross revenues, subtracting the COFINS and PASEP taxes and unpaid bills of publicly owned properties in the city of São Paulo, to the Municipal Fund for Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura), ARSESP issued the following resolutions:

•         In March 2013, ARSESP issued Resolution No. 407/2013, authorizing us to pass on to our consumers the 7.5% transfer to the Municipal Fund for Environmental Sanitation and Infrastructure, as defined by municipal legislation.  Pursuant to the Program Contracts and the Sewage and Water Supply Service Contracts, this charge must be considered in the tariff revision.

•         In April 2013, ARSESP issued Resolution No. 413/2013, which effectively suspended Resolution No. 407/2013 until the tariff revision process is concluded, thereby postponing our authorization to pass on to our consumers’ service bill the charge for the Municipal Fund for Environmental Sanitation and Infrastructure.  The postponement of Resolution No. 407 was due to a request from the Government of the State of São Paulo to analyze, among other matters, methods of reducing the impact on consumers.

•         In May 2014, ARSESP issued Resolution No. 488/2014, which maintained the suspension of ARSESP Resolution No. 407/2013 until the outcome of the revision of the contract signed between us, the city of São Paulo and the State of the São Paulo is known, thereby delaying the authorization to pass on to our consumers’ service bill the charge for the Municipal Fund for Environmental Sanitation and Infrastructure.  We cannot be certain when the contract will be revised or when we will be able to pass the 7.5% charge on to consumers through the service bill.

For more information see “Item 3.D. Risk Factors—Risks Relating to Our Business—The terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us.”

Tariff Structure

Regarding the tariff structure, ARSESP Resolution No. 463/2014, published in January 2014, established April 10, 2014, as the deadline for publication of the timetable for implementation of our new tariff structure.  However, on April 17, 2014, ARSESP issued Resolution No. 484/2014, which maintains the current Tariff Structure and does not set a date for implementation of the new tariff structure.  Until the new tariff structure is approved by ARSESP, we will continue to use our current tariff structure.  As such, we currently divide tariffs into two categories:  residential and non‑residential.  The residential category is subdivided into standard residential, residential-social and shantytown  (favela).  The residential-social tariffs apply to residences of low‑income families, residences of persons unemployed for up to 12 months and collective living residences.  The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure.  The latter two sub‑categories were instituted to assist lower‑income customers by providing lower tariffs for consumption.  The non‑residential category consists of:  (i) commercial, industrial and public customers; (ii) “not‑for‑profit” entities that pay 50.0% of the prevailing non‑residential tariff; (iii) government entities that have entered into a water loss reduction agreement with us and pay 75.0% of the prevailing non‑residential tariff; and (iv) public entities that have entered into program agreements, for municipalities with a population of up to 30.0 thousand and with half or more classified according to their degree of social vulnerability by the Social Vulnerability Index of São Paulo (Índice Paulista de Vulnerabilidade Social) 5 and 6, of the SEADE, obtained through the analysis of the 2000 Census figures, and start to receive tariff benefits, in accordance with our normative ruling, for the category of public use, at the municipality level.  The tariffs are equal to those offered to the commercial/entity of social assistance and that corresponds to 50.0% of the public tariffs without contractual provisions referred to in item (iv) above.

Fixed Demand Agreements (Take‑or‑Pay)

We established a new tariff schedule, effective May 2002, for commercial and industrial customers that consume at least 5,000 cubic meters of water per month and that enter into fixed demand agreements (take‑or‑pay) with us for at least one‑year terms.  In October 2007, the minimum volume for entering into these agreements was reduced from 5.0 thousand cubic meters per month to 3.0 thousand cubic meters per month.  We believe this tariff schedule will help prevent our commercial and industrial customers from switching to the use of private wells.  Since 2008, we have been authorized by ARSESP to establish tariffs for non‑residential customers, such as industrial and commercial customers, that consume more than 3.0 thousand cubic meters per month, with a maximum tariff equal to the tariffs applicable to non‑residential customers that consume more than 50 cubic meters per month.  In 2010, ARSESP authorized a reduction in the minimum volume of consumption for customers that enter into fixed demand agreements with us to a minimum of 500 cubic meters per month.

In 2015, due to the water crisis, we did not formalize new contracts or increment the volume of water supplied and stopped requiring the fulfillment of this fixed demand contract.  These fixed demand agreements are not covered by the water consumption reduction program,  and are comprised in the contingency tariff that was implemented in January 2015.  For more information about the water crisis, see “—The Current Water Crisis”.

Water and sewage services tariffs

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

Sewage charges in each region are fixed and are based on the same volume of water charged.  In the São Paulo metropolitan region and the coastal region, the sewage tariffs equal the water tariffs.  In the interior São Paulo State region, sewage tariffs are approximately 20.0% lower than water tariffs.  Wholesale water rates are the same for all municipalities served in the São Paulo metropolitan region.  We also make available sewage treatment services to those municipalities in line with the applicable contracts and tariffs.  In addition, various industrial customers pay an additional sewage charge, depending on the characteristics of the sewage they produce.

Each category and class of customer pays tariffs according to the volume of water consumed.  The tariff paid by a certain category and class of customer increases progressively according to the increase in the volume of water consumed.  The first category (0-10) corresponds to the minimum fee that is charged to our customers for the consumption of water.  The following table sets forth the water and sewage services tariffs by (i) customer category and class; and (ii) volume of water consumed, charged in cubic meters during the years and period stated in the São Paulo metropolitan region:

Customer Category Consumption	As of June 4 2015	As of December 27, 2014	As of December 11, 2013
Residential	(reais per m3)
Standard Residential:
0‑10(1)	2.06	1.79	1.68
11‑20	3.23	2.80	2.63
21‑50	8.07	7.00	6.57
Above 50	8.89	7.71	7.24
Social:
0‑10(1)	0.70	0.61	0.57
11‑20	1.21	1.05	0.99
21‑30	4.28	3.71	3.48
31‑50	6.10	5.29	4.97
Above 50	6.74	5.85	5.49
Shantytown (favela):
0‑10(1)	0.53	0.46	0.44
11‑20	0.61	0.53	0.50
21‑30	2.02	1.75	1.64
31‑50	6.10	5.29	4.97
Above 50	6.74	5.85	5.49
Non‑Residential
Commercial/Industrial/Governmental:
0‑10(1)	4.15	3.60	3.38
11‑20	8.07	7.00	6.57
21‑50	15.45	13.41	12.59
Above 50	16.10	13.97	13.12
Social Welfare Entities:
0‑10(1)	2.07	1.80	1.69
11‑20	4.03	3.50	3.29
21‑50	7.76	6.73	6.32
Above 50	8.06	6.99	6.56
Government entities that employ the Rational Use of Water Program (Programa de Uso Racional da Água – PURA), with reduction agreement:
0‑10(1)	3.11	2.70	2.53
11‑20	6.04	5.24	4.92
21‑50	11.63	10.09	9.47
Above 50	12.08	10.48	9.84

(1)   The minimum volume charged is for ten cubic meters per month.

In 2015, 2014 and 2013, the average tariff calculated for the Regional Systems was approximately 25% below the average tariff of the São Paulo metropolitan region.

On April 11, 2016, ARSESP issued Resolution No. 643/2016, which authorizes us to implement an 8.4478% tariff adjustment to our current tariffs, effective on May 12, 2016.

Government Regulations Applicable to our Contracts

Basic sanitation services in Brazil are subject to extensive federal, state and local legislation and regulation that, among other matters, regulates:

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

•         water quality and environmental protection; and

•         governmental restrictions on the incurrence of debt applicable to state‑controlled companies.

PLANASA

In 1978, the tariffs and terms of operations of basic sanitation services, integrated to the National Plan of Basic Sanitation (Plano Nacional de Saneamento Básico), or “PLANASA”, were regulated by Law No. 6,528/1978, which regulated and supervised SABESP, created by State Law No. 119/1973 as a mixed capital company to provide basic sanitation services to the municipalities of the state of São Paulo.

 Pursuant to the Brazilian Constitution, the authority to develop and provide public water and sewage services are the joint responsibility of the federal government, the states and the municipalities.  Article 216 of the Constitution of the State of São Paulo establishes that the State must provide the conditions for the efficient management and adequate expansion of water and sewage services rendered by its agencies and State‑controlled companies or any other concessionaire under its control.  State law authorized our formation to plan, provide and operate water and sewage services in the State and also acknowledged the autonomy of the municipalities.

Pursuant to Article 175 of the Brazilian Constitution, the rendering of public services, such as water and sewage services, is the responsibility of the applicable public authority.  However, any such public authority has the right to render these services directly or through a concession granted to a third party.

The Basic Sanitation Law

The Basic Sanitation Law No. 11,445/2007, or “The Basic Sanitation Law” went into effect on January 5, 2007, effectively substituting the PLANASA model, establishing nationwide guidelines for basic sanitation and seeking to create the appropriate solutions for the provision of basic sanitation considering the particular conditions in each state and municipality. The Basic Sanitation Law also sought to facilitate the technical cooperation between the state and municipalities.

The Basic Sanitation Law establishes the following guiding principles for the public service of basic sanitation:  universalization, integrality, efficiency and economic sustainability, transparency of actions, social control and integration of infrastructure and services with the management of water resources.  It does not define the ownership of the sanitation services, but establishes the minimum liability for the exercise of ownership, such as the development of the sanitation plan, definition of the entities responsible for the regulation and control of sanitation services and the establishment of the rights and obligations of the users and of social control mechanisms.  It also defines the laws and regulations under which a water and basic sanitation provider may provide its services to several regions controlled by different owners (i.e., one single provider serves two or more owners, for which there may be one plan for the combination of services).

In addition, the Basic Sanitation Law defines the rules for the delegation of water and sewage services by the states and municipalities to contracted parties. The Basic Sanitation Law also significantly amends Article 42 of the Concessions Law, which establishes the termination of concessions prior to the expiration date and the reversibility conditions for unamortized assets.  The amendment to Article 42 establishes that when a concession is terminated prior to its expiration date, the service provider must be compensated for unamortized assets, preferably through an amicable settlement between the parties defining the criteria for the calculation and payments of indemnity.  Federal Decree No. 7,217/2010, enacted on June 21, 2010, (as modified by Federal Decree No. 8,211/2014 of March 21, 2014) and Law No. 11,445/2007, implemented the first series of new principles under the Basic Sanitation Law, including the following:

•         for public-private partnership contracts (or program contracts), public hearings must be held with respect to bid announcements, and technical and economic viability studies must be performed;

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

The Basic Sanitation Law defines the principles and guidelines which must be respected when securing public funds generated or operated by agencies or entities of the federal government, and foresees the possibility of using subsidies as an instrument of social policy in order to ensure access to basic sanitation services to everyone, particularly for low‑income families.  The subsidies may be granted either directly, through tariffs, or indirectly, depending on the characteristics of the beneficiaries and on the source of the funds.

Furthermore, the Basic Sanitation Law also provides that the provision of sanitation services may be interrupted by the service provider, in the event of a default of payment of the tariffs by the customer, among other reasons.  The provision of sanitation services may only be interrupted after a written notice, and as long as minimum health requirements are met.  The Basic Sanitation Law defines the criteria for the reversal of assets at the time of termination of the agreement and, which also encompasses concession agreements, such as those that have expired or are effective for an indefinite term, or those that were not formalized by an agreement.  In addition, the Basic Sanitation Law provides the basis for calculating the amount of an indemnity due, which must be calculated by a specialized institution chosen by mutual agreement between the parties.

Pursuant to the Basic Sanitation Law, the parties involved in a concession may enter into an agreement with respect to the payment of the indemnification due to the concessionaire.  However, in the absence of an agreement, the Basic Sanitation Law establishes that the indemnification must be paid in no more than four equal and successive annual installments, with the first installment payable by the last business day of the fiscal year in which the assets are reversed.

According to the Basic Sanitation Law, the existing concessions will remain in effect until payment of indemnification is made based on the valuation of the investments.  The Basic Sanitation Law provides that our new concession agreements must be planned, supervised and regulated by the municipalities together with the State under a new model of associated management that will allow for better control, supervision, transparency and efficiency in the provision of public services.

Contracts for the Provision of Essential Basic Sanitation Services in Brazil

In Brazil, there are three federal legal regimes for contracting water and sewage services:  (i) public concessions, regulated by Law No. 8,987/1995, which require a prior public bidding process; (ii) administration of public services through cooperation agreements between the federal government and local public authorities at State and municipal level without the need for a public bidding process, regulated by the Public Consortia and Cooperation Agreement Law 11,107/2005; and (iii) public‑private partnerships, regulated by Law No. 11,079/2004, used to grant concessions to private companies to provide public services and used in relation to construction works associated with the provision of public services.

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

Concession Agreements

From 1998 to 2005, our contracts with municipalities have been regulated by the Federal Concessions Law No. 8,987/1995.  Generally, these contracts have a 30‑year term, and the total value of the concession is set by the discounted cash flow method.  Under this method, when the expected contractual cash flow is reached, the total value of the concession and assets is amortized to zero on our books and we receive no payment for the assets.  If the concession is terminated prior to the end of the 30‑year term, thereby interrupting the normal contractual cash flow, we are paid an amount equal to the present value of the expected cash flow over the years remaining in the concession, adjusted for inflation.

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

Public‑Private Partnerships

Public-Private Partnerships, or “PPPs”, are long-term contracts between private parties and government entities, for providing a public asset or service, in which the private parties bears significant risk and management responsibility, and remuneration is linked to performance.  PPPs are regulated by the State of São Paulo through Law No. 11,688/2004, which was enacted on May 19, 2004.  PPPs may be used for:  (i) implantation, expansion, improvement, reform, maintenance or management of public infrastructure; (ii) provision of public services; and (iii) exploitation of public assets and non‑material rights belonging to the State.

Payment is conditioned upon performance.  The payment may be collected through:  (i) tariffs paid by users; (ii) use of resources from the budget; (iii) assignment of credits belonging to the State; (iv) transfer of rights related to the commercial exploitation of public assets; (v) transfer of real property and other property of assets; (vi)  public debts securities; and (vii) other revenues.

In our case, payment is conditional upon performance and is collected through the use of resources from the budget.  For more information, see “Item 4 Information the company – A. History and development the company – Capital Expenditure Program.

Program Agreements

On April 6, 2005, the federal government enacted Federal Law No. 11,107/2005, or the Federal Public Consortia and Cooperation Agreement Law, which regulates Article 241 of the Brazilian Constitution.  This statute provides general principles to be observed when a public consortium enters into contracts with the Brazilian federal government, state governments, the Federal District and municipalities, regulating the joint management of public services.

Federal Law No. 11,107/2005 introduces significant changes in the relationship among municipalities, states and companies providing public sanitation services, prohibiting the latter from exercising the activities of planning, oversight and regulation, including tariff regulation, of the services.  The law also created the program agreement, a contract to be followed when Brazilian states and municipalities enter into agreements for the provision of public services with mixed capital companies.  The program agreement provides the guidelines for the joint management of public services by Brazilian states and municipalities with mixed capital companies.  Furthermore, this agreement allows states and municipalities to waiver the public bidding process and still be in compliance with concession legislation when entering into contracts with entities that are owned by the Brazilian states or municipalities.

Federal Decree No. 6,017/2007 details the conditions for the establishment of joint management entities and the execution of the program agreement regulating the Public Consortia and Cooperation Agreement Law.

Pursuant to the Brazilian Constitution, in metropolitan regions, urban conurbations and microregions, the authority to develop public water and sewage systems is shared by the states and municipalities.  However, for the municipalities which are not a part of the types of regions cited above (metropolitan regions, urban conurbations and microregions), the municipalities have the primary responsibility of providing water and sewage services to their residents.

The Constitution of the State of São Paulo provides that the State shall assure the correct operation, necessary expansion and efficient administration of water and sewage services in the state of São Paulo by a company under its control. On January 13, 2006, the Governor of the State of São Paulo enacted State Decree No. 50,470/2006, amended by State Decrees No. 52,020/2007, dated July 30, 2007, and No. 53,192/2008, dated July 1, 2008, which regulate the provision of water and sewage services in the State of São Paulo.  Pursuant to these decrees, we may enter into agreements with municipalities in connection with the provision of water and sewage services by means of a “program agreement without a public bidding process”.  In addition, these decrees established that we will continue to render services in the areas covered by the concession granted by the State. Following the entry into force of the Public Consortia and Cooperation Agreements Law, we adopted the administration of public services through cooperation agreements and program agreement which can be used simultaneously.

Agreements with Municipalities and Metropolitan Regions

We provide basic sanitation services for municipalities and metropolitan regions.  With regard to local operations, the municipalities are responsible for providing basic sanitation services.  Thus, we operate through new contracts executed pursuant to a legal waiver of public tender under cooperation agreements between the state and municipalities which permit sharing the management of basic sanitation services.

With regard to metropolitan regions, we conduct our operations based on state legislation and contracts and note pending litigation addressing the delineation of responsibilities regarding basic sanitation services in municipalities and metropolitan regions.   There are pending cases before the Brazilian Supreme Court regarding whether the right to execute concession and program agreements in metropolitan regions belongs to the states or to the municipal governments.  We note that on February 28, 2013, the Brazilian Supreme Court decided a pending case connected to the state of Rio de Janeiro, whose effects may impact other ongoing legal proceedings.  In its decision, the majority of the court held that the state of Rio de Janeiro must establish new entities to oversee the planning, regulation and auditing of basic sanitation services in its metropolitan region with the non-partisan participation of relevant municipalities.

In March 2013, the court ruled that this holding would come into effect in the state of Rio de Janeiro after a remaining appeal of its holding is decided.  The court’s holding represents a new paradigm in the management and provision of public water and sewage services.  The Brazilian Supreme Court has yet to clarify the effects and extension of its decision which modifies the ability of independent municipalities in metropolitan regions to exercise their constitutional competencies, including those related to the provision of basic sanitation services, due to public interest initiatives designed to provide adequate and continuous service to the residents of these municipalities.

With respect to the oversight and sharing of responsibilities between states and municipalities of basic sanitation services, the Brazilian Supreme Court has ruled that the state must establish a public entity, with the non-partisan participation of the municipalities, in order to plan, regulate, and oversee basic sanitation services in these locations.  Nevertheless, appeals were filed against this holding and are currently pending.

In January 2015, the Federal Government issued the Metropolitan Bylaws (Law No. 13,089/2015), which within the next three years will establish: (i) the general guidelines for the planning, management and performance of public interest initiatives in metropolitan regions and in urban clusters instituted by the states; (ii) the general planning standards for integrated urban development and other international governance instruments; and (iii) the criteria to receive federal loans for initiatives related to international governance in the area of urban development.  This law is expected to enter into effect within the next three years.

  In these municipalities, operations are regionalized and contracts are structured considering the financial and economic conditions of the entire region.  The regulation including taxes, control and oversight are the responsibilities of ARSESP (LCE 1,025/2007 – Articles No. 6 and No. 10).

Establishment of ARSESP

On June 8, 2006, the State of São Paulo enacted Decree No. 50,868/2006, creating the Commission for the Regulation of Sanitation Service of the State of São Paulo (Comissão de Regulação do Serviço de Saneamento do Estado de São Paulo), or  “CORSANPA”, to regulate basic sanitation services.  CORSANPA is directly subordinated to the State Secretariat for Sanitation and Water Resources.  On August 5, 2009, the State of São Paulo enacted Decree No. 54,644/2009, which revoked Decree No. 50,868 and regulated the composition, organization and operation of the State Sanitation Council (Conselho Estadual de Saneamento), or “CONESAN” created by Supplementary Law No. 7,750/1992.

The main duty of CORSANPA was conducting studies for the creation of a regulatory agency for the basic sanitation industry and the presentation of legal and regulatory measures.  The completion of such duties resulted in the publication of supplementary Law No. 1,025/2007 of December 7, 2007, which created the São Paulo State Sanitation and Energy Regulatory Agency (Agência Reguladora de Saneamento e Energia do Estado de São Paulo), or “ARSESP”, and partially revoked Supplementary Law No. 7,750/1992.  Furthermore, Supplementary Law No. 1,025/2007 maintained CONESAN, as an advisory council to define and implement the state basic sanitation policy, and the State Sanitation Fund (Fundo Estadual de Saneamento) or “FESAN”.  FESAN is connected to the State Secretariat for Sanitation and Water Resources, and collects and manages resources that support State‑approved programs, as well as the development of technology, management and human resources and a sanitation information system, in addition to other support programs.

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

Rules Enacted by ARSESP

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

Consumer Relations in the State of São Paulo

In 2011, ARSESP altered the standard contract that we are required to use in our relationships with retail customers.  This alteration requires that invoices be sent to the user of the service rather than the owner of the property.  Since 2011, we have implemented several measures and instituted new rules to update our client registry.  Currently, more than 90% of our water and sewage connections are billed to the user of our services, as foreseen under current regulations.  We estimate that this change will affect ongoing legal disputes, particularly those regarding collection procedures, as well as business discussions in general.  However, since this change is still being implemented, we are not currently able to predict its impact on our business.  Regarding changes to the communication process for the reporting of failures, ARSESP has modified the rules and standards for supervision and reporting of incidents.  We have implemented these requested changes.  Currently, we receive a portion of the reported incidents online, through the Incident Reporting System (“Sistema de Comunicação de Incidentes”) established by ARSESP, which introduces greater transparency and control to our operations.

In 2013, we established procedures for communicating scheduled interruptions in the provision of water services by developing the Communication of Scheduled Interruptions of Basic Sanitation, or “SISCIP-S”.

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

Our Current Concession Agreements

The current concessions are based on a standard form of agreement between us and the relevant municipality.  Each agreement received the prior approval of the legislative council of each municipality.  The assets comprising the existing municipal water and sewage systems are transferred from the municipality to us in order for us to provide the contracted services.  Until 1998, we acquired municipal concessions and the existing water and sewage assets in exchange for our common shares issued at book value.  Since 1998, we have acquired concessions and water and sewage assets by paying the municipality an amount equal to the present value of 30 years of estimated cash flows from the date of acquisition of the concession, assuming a discount of at least 12%.  For reference purposes, ARSESP has set the discount rate for our contracts at 8.06% since 2011.

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

As of December 31, 2015, we provided water and sewage services to 364 municipalities.  The majority of these concessions have 30‑year terms.  Due to court orders, we temporarily suspended our services in 3 other municipalities (Iperó, Macatuba and Cajobi).  For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.  Between January 1, 2007 and December 31, 2015, we entered into agreements with 278 municipalities (including our services agreement with the city of São Paulo) in accordance with the Basic Sanitation Law, of which 4 were entered into in 2015.  As of December 31, 2015, these 278 municipalities accounted for 78.6% of our gross operating revenues (including revenues relating to the construction of concession infrastructure).  In addition to the contracts that have 30‑year terms, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP.  As of December 31, 2015, 53 of our agreements or concessions had expired but we continued to provide water and sewage services to these 53 municipalities and were in negotiations with these municipalities to execute program agreements to substitute the expired concessions.  From January 1, 2016 through 2030, 36 concessions will expire.

Municipalities have the inherent power under Brazilian law to terminate concessions prior to their contractual expiration dates for reasons of public interest.  The municipality of Mauá, which we previously served, terminated our concession in December 1995.  As arranged, we transferred ownership of the related assets as well as of the provision of services to the Municipality of Mauá.  In another contract we entered into with the Basic Sanitation Company of the Municipality of Mauá (Saneamento Básico do Município de Mauá – SAMA) and the Municipality of Mauá, we were responsible for providing water on a wholesale basis.  However, neither SAMA nor the Municipality of Mauá complied with the stipulations of the agreement, culminating in a lawsuit brought against both parties.  We demanded monetary compensation for our basic sanitary services.  In a separate suit, we are demanding SAMA pay us the correct amount of tariffs for water services it has been receiving without our authorization at a cost below that contracted.

The receivables owed to us by Mauá, due to the termination of the concession, total R$85.9 million and have not been recognized in our financial statements due to the uncertainty of our ability to collect them as of December 31, 2015. Despite these developments, we currently supply water on a wholesale basis to Mauá. In January 2016, the municipality of Mauá executed a Protocol of Intentions with us for the preparation of studies and evaluations aiming to resolve commercial relations and existing debts between the municipality and us. We currently do not anticipate that other municipalities will seek to terminate concessions due to our close relationship with municipal governments, recent improvements in the water and sewage services we provide, and the obligation of the municipality to repay us for the return of the concession.  However, we cannot be certain that other municipalities will not seek to terminate their concessions in the future.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Municipalities may terminate our concessions before they expire in certain circumstances.  The indemnification payments we receive in such cases may be less than the value of the investments we made”.

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

The State of São Paulo, pursuant to Article No. 25, Paragraph 3 of the Brazilian Constitution, enacted the LCE  to create the metropolitan regions of São Paulo (LCE No. 94/1974), Baixada Santista (LCE No. 815/1996), Campinas (LCE No. 870/2000), Vale do Paraíba and Litoral Norte (LCE No. 1,166/2012), and Sorocaba No. (LCE 1,241/2014) and the urban clusters of Piracicaba (LCE No. 1,178/2012) and Jundiaí (LCE No. 1,146/2011).

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

There are some pending cases before the Brazilian Supreme Court regarding whether the right to execute concession and program agreements in metropolitan regions belongs to the states or to the municipal governments.  In March 2013, the Brazilian Supreme Court decided a pending case on this matter related to the state of Rio de Janeiro.  In its decision, a majority of the court held that the state of Rio de Janeiro must set up new entities to oversee the planning, regulation and auditing of basic sanitation services in its metropolitan region with the non-partisan participation of relevant municipalities.  The Brazilian Supreme Court has yet to clarify the effects and extension of its decision which modifies the ability of independent municipalities in metropolitan regions to exercise their constitutional competencies, including those related to the provision of basic sanitation services, due to public interest initiatives designed to provide adequate and continuous service to the residents of these municipalities.

The São Paulo metropolitan region accounted for 67.3% of our gross operating revenue in 2015 (excluding revenues relating to the construction of concession infrastructure).  We cannot predict how the shared management of these operations will be carried out in the São Paulo metropolitan region and other metropolitan regions we operate in or what effect it may have on our business, financial condition or results of operations.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business”.

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

On December 16, 1996, the Governor of the State of São Paulo issued a decree which updated the rules of the tariff system allowing us to continue to set our own tariffs according to the guidelines determined by these rules. We used to set our tariffs based on the general objectives of maintaining our financial condition and preserving “social equality” in terms of the provision of water and sewage services to the population while providing a return on investment.  The governor’s decree also directs us to apply the following criteria in determining our tariffs:

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

The Current Water Crisis

Prior to 2014, we planned our supply of water to the São Paulo metropolitan region according to the water supply during the driest period on record, from 1953 to 1954.  However, water inflow to the Cantareira reservoirs throughout 2014 and most of 2015 was less than half the inflow of the previously most critical year, 1953.  Consequently, the volume of water stored in the reservoirs in 2014 and 2015 significantly declined until September 2015, which was the first month since the beginning of the current water crisis that our reservoirs stored more water than the year before.  Average monthly water production in 2015 was of 52.0 m³/s, compared to 62.2 m³/s in 2014 and 69.1 m³/s in 2013.

From May 2014 to December 2015, it was not possible to withdraw water by gravity from the PCJ River Basin reservoirs intake.  Pumping water out from the technical reserve, whose elevation is below the intake, was necessary.  Water production in the Cantareira system decreased from 31.77 m³/s in February 2014 to 14.93 m³/s in December 2015.  In December 2015, the volume of water of the technical reserve was restored, allowing us to withdraw water by gravity from the PCJ River Basin reservoirs intake and making it no longer necessary to pump water out from the technical reserve.  As a result of the increase of the volume of water stored in our reservoirs in February 2016, we requested that ANA and DAEE increase the volume of water that we are permitted to extract from the Cantareira System.  As of February 2016, we are permitted to extract 23.0 m³/s of water from the Cantareira System.  Together with other water systems that were used to support the Cantareira System, the Alto Tietê System reached its maximum production capacity during the crisis period, which allowed for the transfer of treated water to areas previously supplied by the Cantareira System.

The Guarapiranga System, with a storage capacity of 171 billion liters of water, has kept favorable levels of water availability since the beginning of the drought and has been the system with the greatest treated water production since February 2015 and throughout the year of 2015.  Accordingly, its water production levels have been high, allowing for the transfer of more treated water to areas that were previously supplied by the Cantareira System.  Water production in this system increased from 13.77 m³/s in February 2014 to 15.33 m³/s in December 2015.  In January 2016, the Cantareira System regained its post as the main water producing system in the Metropolitan Region of São Paulo, servicing a population of 5.7 million people, while the Guarapiranga System serviced 5.2 million people in the same time period.  Monthly production of the Cantareira System was of 15.88 m³/s in January 2016 compared to 14.06 m³/s in January 2015.

For more information on the water production systems which we use to produce water for the São Paulo metropolitan region see “Item 4.B. Our Operations—Description of Our Activities—Water Operations—Water Resources”.

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

Under normal conditions, this system supplies water to approximately 8.9 million people, with an average extraction of up to 33 m³/s to serve the São Paulo metropolitan region.  An additional 5 m³/s may be released to serve the metropolitan region of Campinas and Jundiaí that is located downstream from the reservoirs.

Water Inflow to the Cantareira System

During the October 2013 – March 2014 rainy season rainfall and water inflow levels into the reservoirs reached the lowest levels in 84 years of recorded rainfall in the region.  This drought persisted in the rainy season between October 2014 and March 2015, making rainfall and water inflow levels reach the lowest levels in 85 years of recorded rainfall in the region.  During the October 2015 – March 2016 rainy season, the level of rainfall in the region returned to the normal levels expected for the season.

The table below sets forth water inflow (volume of water that flows into the reservoirs or natural inflow from river basin), taking into account:  (i) historical average and minimum flows; (ii) 1953 as the driest year on record; (iii) flow along the hydrological year, from October to September;  (iv) inflow during the 2014-2015 hydrological year and (v) inflow during the unconcluded 2015-2016 hydrological year (up to March 2016).

	For the month of
	Oct.	Nov.	Dec.	Jan.	Feb.	March	April	May	June	July	Aug.	Sep.
	(in m³/s)
Water Inflow
Historical Average	30.6	35.0	53.1	70.9	73.9	66.9	48.4	38.4	35.3	28.8	24.5	25.6
Historical Minimum	14.0	14.0	21.8	26.9	27.6	28.1	24.7	19.9	16.5	13.9	12.0	11.8
Drought of 1953	17.5	26.0	31.5	26.9	34.5	29.8	34.6	23.8	20.7	17.6	16.3	16.2
2013/14	25.1	22.1	22.5	15.4	10.5	18.9	17.2	10.1	10.0	6.4	8.2	9.0
2014/15	5.2	8.8	16.0	11.5	40.7	42.6	18.1	14.0	16.2	11.3	5.8	18.3
2015/16	14.8	27.1	52.3	73.8	49.6	69.8	24.1

Since March 2014, ANA and DAEE have regulated the volume of water we were permitted to extract from the Cantareira System, which affected our supply of water to the São Paulo metropolitan region.  The volume of water we are allowed to extract from the Cantareira system is communicated to us by DAEE and ANA via monthly notices according to the behavior of rainfall, water inflow, level of water in our reservoirs and our requests to extract water based on this information.  Compared to the 33 m³/s we were allowed to extract from the PCJ River Basin and Juqueri River Basin before March 2014, in December 2015 we were permitted to extract 13.5 m³/s.  As a result of the return of normal rainfall levels in the rainy season that began in October 2015 and the return of normal water inflow levels to the reservoirs in the Cantareira system, as of February 2016 we have been allowed by ANA and DAEE to extract 23.0 m³/s from the Cantareira System.

The following table sets forth the level of water stored in the systems that serve the São Paulo metropolitan region as of December 2014, March 2015 and December 2015, and March 2016, at the end of the rainy season:

	For the month
	March 2016	December 2015	March 2015	December 2014	Total Storage Capacity

	(in millions of m3)
Cantareira	641.90	290.69	186.74	71.18	1,269.5*
Guarapiranga	150.01	147.12	145.81	69.57	171.19
Rio Grande	108.41	106.18	109.34	80.94	112.18
Rio Claro	14.02	9.71	5.96	4.51	13.67
Alto Tietê	247.94	135.55	130.91	69.63	573.81
Cotia	16.53	14.20	10.75	5.20	16.50

(*)           Cantareira system total storage capacity = 982.0 million m³ availability above water intake plus (+) 287.5 million m³ availability below water intake (technical reserve).

  In order to continue to meet consumer demand of the São Paulo metropolitan region and decrease water production at the Cantareira System to the limits set by ANA and DAEE, in 2014 and 2015 we adopted the following measures to maintain continuous water supply to the São Paulo metropolitan region:

•         using treated water from other production systems to serve consumers originally supplied by the Cantareira system;

•         bonus program/contingency tariff;

•         reducing pressure in the pipes in order to decrease leakage;

•         adjusting the volume of treated water sold to municipalities that operate their own distribution network, due to the reduced availability of water; and

•         extracting water from the technical reserve.

The first four measures resulted in significant water savings and helped to offset the reduced volume of water extracted from the Cantareira System.  Moreover, extracting water from the technical reserve was critical for the continuous supply of water to the population.

As a result of the return of normal rainfall levels in the rainy season which began in October 2015, as of January 2016 it was no longer necessary to pump water out of the technical reserve of the PCJ River Basin  and we modified the rules for the offer of discounts (bonus) in February 2016.  On March 24, 2016, as a result of the increased level of rainfall and increased predictability of the level of water in our reservoirs, we requested to ARSESP the cancellations of our Water Consumption Reduction Incentive Program and of the Contingency Tariff.  ARSESP approved our requests on March 31, 2016 and the aforementioned policy changes shall be applied to water meter readings recorded as of May 1, 2016.  In addition, as of December 2015, the time period during which water is pumped out at reduced pressure in the water distribution lines is returning to the normal nighttime period, as it was prior to the water crisis.

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

Due to its proximity, the Alto Tietê System has become the main support system for the Cantareira System, which consequently led to the decrease in the volume of water stored in the Alto Tietê reservoirs.  As a precautionary measure, water production in this system was decreased from 14.97 m³/s in February 2014 to 11.91 m³/s in March 2015.  As a result of the improvement in water levels in the Cantareira System, water production in the Alto Tietê System decreased from 13.24 m³/s in December 2015 to 11.57 m³/s in March 2016.

Moreover, the Guarapiranga System, with a storage capacity of 171 billion liters, during the water crisis supplied water to an additional 1.4 million people of the south and southeast regions of the city of São Paulo who were previously served by the Cantareira System.  As a result, the number of people served by the Guarapiranga System increased from 3.8 million people before the current water crisis to 5.2 million during the crisis.  Water production in this system increased from 13.77 m³/s in February 2014 to 14.65 m³/s in March 2015.  This system produced 15.33 m³/s of water in December 2015 and 13.95 m³/s in March 2016.

Throughout 2014 and 2015, with the adoption of these measures, almost 3 million people who used to be served by the Cantareira System were then served by other systems.

Bonus Program

In February 2014, we implemented a water consumption reduction incentive program based on a bonus system, pursuant to which customers served by the Cantareira System who achieve a 20% reduction in water consumption are entitled to a 30% discount on their service bill.  Initially, this incentive program was scheduled to last seven months or until the water level in the reservoirs normalized and became sufficient to supply the customers in the São Paulo metropolitan region served by the Cantareira System.

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

In December 2015, we modified our discounts (bonus) program, which aims to incentivize consumers to reduce their water consumption through the offer of discounts (bonus) to consumers that would below average amounts of water, by updating the reference value used to determine the discounts.  Prior to this modification, the reference value by which we calculated the discounts was the average consumption of our customers in the period between February 2013 and January 2014.  As of December 2015, we modified the reference value, which is currently set at 78% of the prior reference consumption value.  The updated reference value began to be applied to our customers’ bills as of February 1, 2016.  The bonus ranges of 10%, 20% and 30%, were maintained, following the rules of our discount (bonus) program, which established that if a client consumes between 10% and 15% less water during a certain period compared to his reference value, he will obtain a discount of 10% in his water bill, if he consumes between 15% and 20% less water during a certain period compared to his reference value, he will obtain a discount of 20% in his water bill, and if the client consumes 20% less water, he will obtain a discount of 30%.

On March 24, 2016 as a result of the increased level of rainfall and increased predictability of the level of water in our reservoirs, we requested to ARSESP the cancellation of our Water Consumption Reduction Incentive Program.  ARSESP approved our request on March 31, 2016 and the aforementioned policy change shall be applied to water meter readings recorded as of May 1, 2016.

Contingency tariff

In January 2015, ARSESP authorized us to implement a contingency tariff mechanism consisting of additions to water bills for customers who do not reduce their consumption.  This contingency tariff mechanism is such that up to a 20% increase from the average consumption results in a tariff increase of 40% and consumption that exceeds 20% of the average results in a tariff increase of 100%.

In December 2015, ARSESP authorized us to extend the contingency tariff, maintaining the current rules and conditions for its application, until December 31, 2016 or until there are more predictable inflows of water into our systems.

On March 24, 2016 as a result of the increased level of rainfall and increased predictability of the level of water in our reservoirs, we requested to ARSESP the cancellation of the Contingency Tariff.  ARSESP approved our request on March 31, 2016 and the aforementioned policy change shall be applied to water meter readings recorded as of May 1, 2016.

Reducing Pressure in the Water Distribution Lines in order to Decrease Leakage

Reducing water pressure in water distribution lines through operating maneuvers is a routine measure taken by sanitation companies to reduce water losses.  We have been adopting this operating measure in the water supply network of the São Paulo metropolitan region since 1997.

Due to the severity of the water crisis, during 2014 and 2015 we intensified measures to decrease water pressure in the water supply network.  As a result, some areas of the São Paulo metropolitan region temporarily had less water availability during part of the day and night.  The improvement of hydraulic and data transmission equipment allows us to monitor the volume of water used in a certain region in real time, remotely gauge existing pressure in the local water distribution line, and reduce the volume of water loss from leakages and mitigating any effects on water supply.

As a result of the return of normal rainfall levels in the rainy season which began in October 2015, as of December 2015, the time period during which water is pumped out at reduced pressure in the water distribution lines is returning to the normal nighttime period, as it was prior to the water crisis.

Adjusting the Volume of Treated Water Sold to Municipalities that Operate their own Distribution Network

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

Water from the technical reserve had never been used before.  As a result, we built dams, water lines, water pipe facilities, and floating pumps to extract this water.  We began using the first layer of the technical reserve, totaling 187 billion liters of water, in mid-May 2014, and the second layer, totaling 105 billion liters of water, at the end of October 2014. With the return of normal rainfall during the October 2015 – March 2016 rainy season, the technical reserve was fully restored in December 2015.

Water Savings

As of March 2016, the measures we adopted produced the following results:

•           the implementation of the bonus program accounted for 22.8% of water savings;

•           the reduction of pressure in water distribution lines and initiatives mitigating water losses accounted for 35.9% of water savings;

•           the transfer of water between production systems accounted for 34.8% of water savings;

•           the adjustment of the volume of treated water sold to municipalities that operate their own distribution network accounted for 6.5% of water savings.

Emergency Projects and Projects Implemented to Meet the Water Demand of the São Paulo Metropolitan Region

In addition to the abovementioned measures, we made and are making short and medium-term investments in projects to increase water availability, transfer water between different reservoir systems and expand water treatment production capacity.

By the end of the decade, our production of treated water shall expand by 10.9 m³/s and an additional 10.6 m³/s will be available to our reservoirs through interconnections to other reservoirs in the state of São Paulo, which may be used by us if there are low levels of water in our reservoirs.  The conclusion of these projects will result in improved water security for SIM.  The main projects include:

•         Alto Tietê System – transfer of an additional 1 m³/s from the Guaió River to the Taiaçupeva reservoir, in order to recover the reserve volume of the Alto Tiête reservoir.  This project was concluded in June 2015;

•         Alto Tietê System – transfer of additional 4.0 m³/s from Rio Grande - Billings reservoirs to the Alto Tietê System.  This project was concluded in September 2015;

•         Guarapiranga System – transfer of an additional 1 m³/s of which results from the expansion of the transfer capacity of the Billings reservoir to the Guarapiranga reservoir;  This project was concluded in December 2015;

•         Interconnection of the Jaguari (Paraíba do Sul River Basin) and Atibainha (Cantareira System River Basin) reservoirs – The purpose of this project is to recover water levels and increase the water security of the Cantareira System.  The interconnection will allow water availability to increase in the Cantareira System by 5.13 m³/s (annual average) to 8.5 m³/s (maximum) by transferring water from the Jaguari reservoir to the Atibainha reservoir.  The construction on the interconnection began in February 2016 and is expected to be concluded in 2017. For more information, see “—History and Development of the Company—Capital Expenditures Program”.

•         Alto Tietê System – transfer of an additional 2.5 m³/s from the Itapanhaú river to the Biritiba reservoir, providing more volume to the Alto Tietê river.  This project is currently under development and is expected to be concluded in 2017;

•         Guaraparinga System – transfer of an additional 1 m³/s from the Alto Juquiá river to the Santa Rita Creek, in order to increase the volume of water in the Guarapiranga reservoir.  This project is currently under development and is expected to be concluded in 2017; and

•         Implementation of the São Lourenço Production System:  the project was initiated in April 2014 and is expected to begin operations at the end of 2017.  This system will have an average water treatment capacity of 6.0 m3/s. For more information, see “—History and Development of the Company—Capital Expenditures Program”.

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

Marketing Channels

As of December 31, 2015, we were the concessionaire for the provision of water supply and collection, treatment and disposal of sewage services directly to end consumers for 364 municipalities of the state of São Paulo.  We also supply water on a wholesale basis to five municipalities located in the São Paulo metropolitan region.  It is the responsibility of these municipalities to then distribute the water to end consumers.  We provide sewage services to four of these municipalities.  Because of our distribution infrastructure, end consumers to whom we offer water services on a wholesale basis cannot alternatively acquire such services directly from us.  For more information on service concessions, see “—Wholesale Operations”.

Energy Consumption

Energy is essential to our operations, and as a result we are one of the largest users of energy in the state of São Paulo.  In the year ended December 31, 2015, we used approximately 1.64% of the total energy consumption in the state of São Paulo.  To date, we have not experienced any major disruptions in energy supply.  Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of   operations or prospects.

Energy prices have a significant impact on our results of operations.  In 2015, approximately 44% of our total energy consumption occurred within the “free market,” where we can more efficiently negotiate the supply of energy, the rest of our energy consumption comes from the Regulated Market.  Regarding the conventional electricity free market during the year 2015, our need of energy was supplied through two contracts, one with AES Tietê (37%) and another with Tractebel Energia SA (63%). The energy supply on the open market for the 2016 period will be attended by three new contracts already signed.

Most of the energy produced in Brazil comes from hydroelectric power plants.  The severe drought in the southeast and central-west regions of Brazil since the end of 2013, associated with the decisions taken by the Federal Government in recent years, led to a huge increase in energy prices in 2015.  Considering this scenario, in 2015 the total energy costs increased 36.5% compared to 2014.

For more information on energy, see “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to risks associated with the provision of water and sewage services”.

Insurance

We maintain insurance covering, among other things, fire or other damage to our property and office buildings and third‑party liability.  We also maintain insurance coverage for directors’ and officers’ liability (D&O insurance).  We currently obtain our insurance policies by means of public bids involving major Brazilian and international insurance companies that operate in Brazil.  As of December 31, 2015, we had paid a total aggregate amount of R$6.9 million in premiums.  In addition, we paid R$2.6 million for a D&O insurance policy, covering R$4.0 billion in assets, third‑party liabilities and D&O insurance.  We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption of our activities.  In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages.  We believe that we maintain insurance at levels customary in Brazil for our type of business.

Intellectual Property

Trademarks

We have secured registration of our logo and composite trademark at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI.  We have registered with the INPI the following trademarks:  “Sabesp”, “Sabesp Soluções Ambientais”, “Projeto Tietê”, “Programa Córrego Limpo”, “Programa Onda Limpa”, “Prol – Programa de Reciclagem do Óleo De Fritura”, “Revista DAE”, “Ligação Sabesp”, “Agente da Gente – Sabesp na Comunidade”, “PURA – Programa de Uso Racional da Água”, “Sabesp Inteligência Ambiental”, “Reúso da Água”, “Uso Racional da Água”, “Parque da Integração”, “Clubinho Sabesp”, “Cauã”, “Denis”, “Gabi”, “Gotucho”, “Gota Borralheira”, “Dr. Gastão”, “Iara”, “Ratantan”, “Sayuri”, “Cadu”, “SuperH2O”, “Sabesp Semana do Meio Ambiente”, “Água”, “Sabesp Aquífero Guarani”, “Água Sabesp Estação Cantareira”, “Contrato de Fidelização Sabesp”, “Esgotos não Domésticos Sabesp”, “Cine Sabesp”, “PEA – Programa de Educação Ambiental” and “Sabesp Abraço Verde”.  Cauã, Denis, Gabi, Gotucho, Gota Borralheira, Dr. Gastão, Iara, Sayuri, Ratantan, Cadu and Super H2O are some of the characters of our children’s club (Clubinho SABESP), which is a tool for environmental education directed to children through our website.

We have also filed applications with the INPI for registration of the following trademarks:  “Parque Da Integração”, “Programa de Recuperação Ambiental”, “Signos Sistema De Informação Geográfica No Saneamento”, “Signos Net Sistema De Informação Geográfica No Saneamento”, “Scorpion”, “Sabesp Semana do Meio Ambiente”, “Água de Reúso Sabesp”, “Água Sabesp Aquífero Guarani”, “Água Sabesp Estação Cantareira”, “Contrato de Fidelização Sabesp”, “Esgotos não Domésticos Sabesp”, “Cine Sabesp”, “Ecoposto Sabesp”, “PEA – Programa de Educação Ambiental”, “Projeto Tietê”, “Sabesp Abraço Verde”, “Super H2O”, “Programa Córrego Limpo”, “Parque da Integração”, “Eu Sou Guardião das Águas Sabesp Eu Não Desperdiço”, “Calculadora de Sonhos”, “Signos Sistema de Informações Geográficas no Saneamento”, “Acertando Suas Contas Com a Sabesp”, “Parque Sabesp Mooca”, “Parque Sabesp Cangaíba” and “Parque Sabesp Butantã”.

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

Domain Names

We own the domain names described below which have been registered with the relevant entity in Brazil, Regristro.br:

•           www.sabesp.com.br;

•           www.corregolimpo.com.br;

•           www.projetotiete.com.br;

•           www.revistadae.com.br;

•           www.blogdasabesp.com.br;

•           www.blogsabesp.com.br;

•           www.sustentabilidadesabesp.com.br;

•           www.inovasabesp.com.br;

•           www.ondalimpa.com.br;

•           www.programaondalimpa.com.br;

•           www.clubinhosabesp.com.br; and

•           www.superh2o.com.br.

Environmental Matters

Our environmental management, which is guided by the directives established in our environmental policy, is inherent to the provision of our services and the essence of our business.  In order to consolidate our environmental culture, we prioritize the internal and external dissemination of knowledge and experience on the best environmental practices.  There are actions of our environmental management corporate program that rely on the involvement of collaborators, the communities we service and partnerships with non-governmental organizations.

We have the following ongoing environmental management programs:

•         development of the Corporate Greenhouse Gas Management Program (Programa Corporativo de Gestão de Emissões de Gases de Efeito Estufa), in line with the guidelines from the São Paulo State Climate Change Policy (PEMC), including the preparation of inventories of greenhouse gases, totaling eight inventories concluded since 2007;

•         continuation of the actions set forth in the corporate programs for obtaining and maintaining environmental licenses and grants for the right to use water;

•         the implementation of the Environmental Education Program (PEA-SABESP), an important tool for the effectiveness of our sanitation activities, which propitiates connections with the communities we service through over a hundred environmental education projects. The activities developed by the PEA are organized with the following objectives: increment the intrinsic value of water; protect the environment; preserve the streams; improve the quality of the environment; valorize sanitation activities; valorize the conscious use of water; direct capacitation and production of guiding material.  Under the PEA, we developed actions and projects including: ecological horseback rides, the release of fingerlings, bike rides, the planting of trees, monitored visits to treatment plants and historical archives, mobilizations for the rational use of water, educational speeches and meetings with the community.  In 2015, we held approximately 4.4 thousand educational speeches in schools, communities and companies, which combined were delivered to an audience of around 492.1 thousand people.  We also held 1.5 thousand monitored visits to treatment plants, with a total of 77.6 thousand visitors;

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

•         implementation of the SABESP 3‑Rs Program (Programa SABESP 3Rs) for the reduction, re‑use and recycling of waste from administrative activities, in partnership with waste and recycling collecting cooperatives and which includes employee training enabling them to act as multipliers in the roll-out of the program; and

•         implementation of an Environmental Management System, or “EMS”, in our water and sewage treatment stations. In order to expedite the implementation of EMS in all stations by 2024, we are strategically reprioritizing our efforts and we have adopted a mixed model since 2015.  The ISO 14001 model will be maintained in the certified stations and may be expanded according to our strategy.  The other stations will adopt our own EMS model (SGA-SABESP).  As of March 2015, we had 51 stations with ISO 14001 certification.  As a result of the new strategy implemented in 2015, there has been a reduction in the number of ISO 14001 certified stations. In April 2015, we requested and obtained the recommendation for the ISO 14001 recertification of 35 stations.  A new external auditing cycle occurred in March 2016 maintaining the ISO 14001 certification in 35 stations.  Currently, the EMS has been installed in 95 stations and is being installed in 34 other stations, totaling 129 stations by the end of 2016.

In addition to corporate environmental management initiatives, we have several projects and initiatives underway to benefit the environment by engaging the population at large.  In 2015, we invested R$18.4 million in environmental programs and projects directly concerned with the development and implementation of corporative environmental management programs as well as the Program for Rational Use of Water (Programa de Uso Racional da Água – PURA), among other initiatives.  Other investments and related costs related to environmental management are included in the total value of operational expenses and investments mentioned in this annual report.

Climate Change Regulations:  Reduction of Greenhouse Gases (GHG) Emissions

We are required to comply with laws and regulations related to climate change, including international agreements and treaties to which Brazil is a signatory.

The São Paulo State Climate Change Policy (Law No. 13,798/2009), enacted on November 9, 2009, and regulated by Decree No. 55,947 of June 21, 2010, aims to reduce global emissions of carbon dioxide by 20.0% by 2020 compared with 2005 levels.  Brazil’s Climate Change Policy (Law No. 12,187/2009), enacted on December 29, 2009 and regulated by Decree No. 7.390/2010 establishes a voluntary national commitment to reduce Brazil’s currently projected GHG emissions for 2020 by a percentage between 36.1% and 38.9%.  Such targets have not been established for the sanitation sector yet.  In this sense we are currently developing a Corporate Greenhouse Gas Management Program, aimed at reducing the amount of greenhouse gases released into the atmosphere, including the creation of an inventory to record releases of greenhouse gases.

In 2015, we concluded the corporate inventory of greenhouse gases for 2014, thus totaling eight inventories since 2007.  We noted that the trend observed in the previous inventories persists, specifically that activities regarding sewage collection and treatment remain our largest sources of greenhouse gas release, representing approximately 84% of total greenhouse gas release.  Electric energy represents approximately 14% and other activities represent approximately 2%.

We also participate in initiatives that produce clean energy, such as the installation of a small hydroelectric power plant, which contribute to the reduction of the amount of greenhouse gases released into the atmosphere.  We have projects in the research and development stages that entail using biogas generated in the sewage treatment process and recycling sewage sludge as means to reduce the gases released in the treatment processes.  We also have initiatives to reduce our emission of greenhouse gases, such as the coverage of stabilization ponds and the implementation of composting systems.

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

An increase in heavy rainfall can impact the regular operation of water sources, including abstraction of water from our dams, through potential increased soil erosion, silting and runoff of pollutants that can affect aquatic ecosystems.  In addition, increased flows of rainwater into sewage systems may overwhelm the capacity of sewage treatment plants.

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

In this context, our strategy calls for identifying mitigating actions, enlarging their coverage and managing possible operational risks related to climate change, as well as identifying opportunities to increase our effectiveness and to implement new technologies.  With regard to the intensified risk of reduced water availability, we are working to adapt to a new scenario of water scarcity due to the risks associates with the effects of climate change through initiatives such as the Corporate Programs for Loss Reduction, the Program for Rational Water Usage and the expansion of the planned reutilization of effluents for urban and industrial purposes, among others.

See “Item 3.D. Risk Factors—Risks Relating to Our Business—New laws and regulations relating to climate change and changes in existing regulation, as well as the physical effects of extreme weather events, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us”.

Regarding the drought that affected the Cantareira System throughout 2014 and 2015, see “Item 3.D. Risk Factors—Risks Relating to Our Business—The measures we took to mitigate the effects of the drought resulted in a significant decrease in the volume of water billed and revenues from services we provide, which had a material adverse effect on our company and that may worsen if the drought escalates in severity” and “—The Current Water Crisis”.

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

Among other instruments established by this Policy, the competent public authority grants for the right to use water for the implementation of any enterprise that demands the use of surface or underground water resources (for water collection and release of effluents), as well as for the execution of services that alter the regime or quality of such water resources.  In the case of rivers under the federal government’s domain (rivers crossing more than one state), ANA is the public authority which grants the authorization.  With respect to the rivers under a state’s domain, the applicable state authority has jurisdiction to grant the right of use.  In the state of São Paulo, DAEE is the public authority responsible for granting such authorizations.

In conducting our principal activities, we have the majority of grants for the rights to use water, and there is a multi-annual corporate program in place to obtain and maintain the rights to use water for the remaining activities.  However, all of our water-usage activities included in the corporate program have filed requests for grants for the right to use water with the competent authority; many of these requests have been granted and others are under analysis by DAEE and ANA.  Another phase of the corporate program is predicted to meet new demands.

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

Charging for the use of water is under gradual implementation by the State of São Paulo, where the largest individual contributors are located, and it is a management tool of the Policy on Water Resources to promote the rational use of water and finance programs and actions established by the basin plans.  In 2015, we paid approximately R$43 million for the use of water resources.

Charging for the use of water from rivers of federal domain began in 2003 in the Paraíba do Sul basin, and charging for the use of water from rivers of state domain began in 2007 in the Paraíba do Sul, Piracicaba, Capivari and Jundiaí basins.  Subsequently, charges were implemented for the use of water from the Sorocaba, Médio Tietê and Baixada Santista basins.  In 2013, charges were implemented for the use of water from the Baixo Tietê basin and, in April 2014, for the use of water from the Alto Tietê River Basin.  It is probable that the same will occur in 2016 in the other river basins of the State of São Paulo.

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

In compliance with Brazilian law, the physical‑chemical, organic and bacteriological analyses carried out for water quality control must follow several national and international standards, such as: Standard Methods for the Examination of Water and Wastewater from the institutions such as the American Public Health Association (APHA), American Water Works Association (AWWA) and Water Environment Federation (WEF); United States Environmental Protection Agency (EPA); standards published by the International Standardization Organization (ISO); and methodologies proposed by the World Health Organization (WHO).

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

The licensing process, usually, is composed of three stages, including the following licenses:

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

There are cases, according to the type of business to be licensed, in which the preliminary license may be issued with the installation license.  The environmental licenses are renewable.

Projects with significant environmental impact are subject to specific studies prepared by multidisciplinary teams that present a series of recommendations focused on minimizing the environmental impact.  These studies are then submitted for analysis and approval by the government authorities.

We have been implementing a multi-annual corporate program to obtain and maintain the environmental licenses for our water treatment stations and sewage treatment stations in order to comply with environmental regulations.  The corporate program to obtain and maintain the licenses for our sewage pumping stations is currently being reviewed by CETESB.

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

State and federal water resource legislation establishes the charging of fees for the discharge of treated effluents into water bodies.  This charge is already in force for some river basins, and it is in different implementation stages for the remaining basins.  See “—Environmental Matters—Water Usage”.

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

D.      Property, Plant, Equipment and Intangible Assets

Our principal property, plant and equipment comprise administrative facilities which are stated at historical costs less depreciation.  The reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water transmission lines, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections are recorded as intangible assets (concession assets).  As of December 31, 2015, we operated through 71,705 kilometers of water pipes and water transmission lines and 48,774 kilometers of sewer lines.  As of that same date, we operated 235 water treatment facilities and 539 sewage treatment facilities (including 9 ocean outfalls), as well as 16 water quality control laboratories.

As of December 31, 2015, the total net book value of our property, plant and equipment and intangible assets (including concession assets) was R$28,838.7 million.

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

A.      Operating and Financial Review and Prospects

Overview

As of December 31, 2015, we operated water and sewage systems in the state of São Paulo, including in the city of São Paulo, Brazil’s largest city.  Our operations extended into a total of 364 municipalities, or 56% of all municipalities in the state.  We also provided water services on a wholesale basis to five municipalities located in the São Paulo metropolitan region in which we did not operate water distribution systems.

The São Paulo metropolitan region, which includes the city of São Paulo, is our most important service region.  With a total population of approximately 21.4  million, the São Paulo metropolitan region accounted for 67.3%, 70.0% and 73.2% of our gross operating revenue in 2015, 2014 and 2013 (excluding revenues relating to the construction of concession infrastructure), respectively.  As of December 31, 2015, 60.6% of the concession intangible assets reflected on our balance sheet were located in this region.  In an effort to respond to demand in the São Paulo metropolitan region and because the region represents the principal opportunity to increase our net operating revenue, we have concentrated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region.  Our capital expenditure program is our most significant liquidity and capital resource requirement.

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

The following table sets forth, for the periods indicated, the percentage increase of our tariffs, as compared to three inflation indexes:

	Year ended December 31,
	2015	2014	2013
Increase in average tariff(1)	15.24%	6.50%	5.84%
Inflation – IPC – FIPE	11.07%	5.20%	3.88%
Inflation – IPCA	10.67%	6.41%	5.91%
Inflation – IGP‑M	10.54%	3.69%	5.51%

(1)     See “Item 4.B. Business Overview—Tariffs” for addition information on tariff increases.

Sources:  Central Bank, Fundação Getulio Vargas, or FGV, Instituto Brasileiro de Geografia e Estatística, or IBGE, and Fundação Instituto de Pesquisas Econômicas.

Effects of Brazilian Economic Conditions

As a company with all of its operations in Brazil, our results of operations and financial condition are affected by general economic conditions in Brazil, particularly by the economic activity and the inflation rate.  For example, the general performance of the Brazilian economy may affect our cost of capital and inflation may affect our costs and margins.  The Brazilian economic environment has been characterized by significant variations in economic growth rates.  However, as our product is viewed as essential, in normal conditions our sales revenue demonstrates high stability.  In 2015, our business was significantly affected by the most severe drought recorded in our service area in the last 85 years.

General Economic Conditions

In 2013, Brazilian GDP increased 2.3% in comparison with 2012.  Also in 2013, Brazil had US$375 billion in currency reserves and its trade surplus was US$2.6 billion, the worst in 13 years, and its trade balance fell 86% in comparison with 2012.  The average unemployment rate in Brazil’s principal metropolitan regions was 5.4%, the lowest rate in history at that time, according to the IBGE.

In 2014, Brazilian GDP increased 0.1% in comparison with 2013.  Also in 2014, Brazil had US$374.0 billion in currency reserves and its trade deficit was US$3.9 billion, the first negative annual balance since 2000 and the worst since 1998.  The average unemployment rate in Brazil’s principal metropolitan regions was 4.8%, the lowest rate in history according to the IBGE.

In 2015, Brazilian GDP decreased 3.8% in comparison with 2014, the worst result in 25 years.  Also in 2015, Brazil had US$368.4 billion in currency reserves and its trade surplus was US$19.7 billion, which is the largest since 2011.  The average unemployment rate in Brazil’s principal metropolitan regions was 6.9%, which is the highest rate since 2009 according to the IBGE.

Interest Rates

As a political monetary instrument of the federal government, the SELIC rate influences the behavior of other interest rates in the country, including the rates related indebtedness denominated in local currency.   In 2011, until the month of August, the Central Bank continued increasing the SELIC rate, reaching 12.50% in July.  In the month of August, the Central Bank started decreasing the SELIC, closing 2011 at 11.00%.  This downward trend was maintained in 2012, with the SELIC rate closing the year of 2012 at 7.25%.  In 2013, the SELIC rate was kept at 7.25% until April, after which the Central Bank started to gradually raise it.  The SELIC rate was 9.9% at December 31, 2013 and increased to 11.65% at December 31, 2014. The SELIC rate increased to 14.15% at December 31, 2015.

We have not contracted any derivative financial instruments or any hedging instruments to mitigate interest rate fluctuations.

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

Currency Exchange Rates

We had total foreign currency‑denominated indebtedness of R$6,617.8 million as of December 31, 2015, of which R$901.2 million relates to the current portion of our long-term foreign currency‑denominated obligations.  In the event of significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency‑denominated obligations would increase as measured in reais, particularly as our tariff and other revenue is based solely in reais.  In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  In 2013, the 14.64% depreciation of the real against the U.S. dollar offset by the 5.91% appreciation of the real against the yen led to a foreign exchange loss of R$267.8 million.  In 2014, the 13.39% depreciation of the real against the U.S. dollar and the 0.45% appreciation of the real against the yen led to a foreign exchange loss of R$345.1 million.  In 2015, the 47.01% depreciation of the real against the dollar and the 45.95% depreciation of the real against the yen led to a foreign exchange loss of R$1,992.0 million.  However, since most of our debt denominated in foreign currencies is long-term debt with a long amortization schedule, a devaluation of the real would principally impact cash flows regarding the current portion of our long-term debt.

We do not have any exposure to derivatives tied to foreign currencies.

The following table shows the fluctuation of the real against the U.S. dollar, the period‑end exchange rates and the average exchange rates as of or for the periods indicated:

	Year ended December 31,
	2015	2014	2013
	(in reais, except percentages)
Depreciation (appreciation) of the real versus U.S. dollar(2)	47.0%	13.4%	14.6%
Period‑end exchange rate – US$1.00	3.9048	2.6562	2.3426
Average exchange rate – US$1.00(1)	3.3387	2.3547	2.1605

(1)     Represents the average for period indicated.

(2)     Represents the comparison with period-end exchange rate.
Source:  Central Bank.

The following table shows the fluctuation of the real against the yen, the period‑end exchange rates and the average exchange rates as of or for the periods indicated:

	Year ended December 31,
	2015	2014	2013
	(in reais, except percentages)
Depreciation (appreciation) of the real versus yen(2)	46.0%	(0.45)%	(5.9)%
Period‑end exchange rate – ¥1.00	0.0324	0.0222	0.0223
Average exchange rate – ¥1.0(1)	0.0276	0.0222	0.0221

(1)     Represents the average for period indicated.

(2)     Represents the comparison with period-end exchange rate.
Source:  Central Bank.

During the years ended  December 31, 2015, 2014 and 2013 we had no forward exchange transactions.

For further information on exchange rates, see “Item 3.D. Risk Factors—Risks Relating to Brazil—The devaluation of the real to foreign currencies may adversely affect us and the market price of our common shares or ADSs” and “Item 5.B. Liquidity and Capital Resources—Capital Sources—Indebtedness Financing—Financial Covenants”.

Effects of Extreme Weather Events

The southeastern region of Brazil, particularly the southern region of the state of Minas Gerais, the PCJ River Basin (from which we extract the water used in the Cantareira System), and the northern area of the São Paulo metropolitan region, experienced below average rainfall since 2012.  In the October 2013 – March 2014 rainy season, rain levels and water inflow into the reservoirs reached the lowest levels in 84 years of recorded rainfall in the region, a scenario that continued in the October 2014 – March 2015 rainy season.  During the October 2015 – March 2016 rainy season, the level of rainfall in the region returned to the normal levels expected for the period.   Improved rainfall in the rainy season that began in October 2015, the collaborative efforts between us and the population we serve and emergency construction works conducted by us throughout 2014 and 2015 to combat the water crisis, resulted in a partial restoration of the water levels of the Cantareira system..

As of December 31, 2015, the reservoirs in the São Paulo metropolitan region, where our largest market is located, contained 703 billion liters of bulk water storage for treatment, compared to 301 billion liters available for treatment as of December 31, 2014.  Under normal circumstances, we withdraw 6.2 billion liters per day (equivalent to the total water production of 71.4 m³/s in February 2014 for the São Paulo metropolitan region) from the reservoirs.  This volume decreased to 4.7 billion during the drought (equivalent to the total water production of 54.8 m³/s in December 2015 for the São Paulo metropolitan region).  The extent and the consequences of the drought have provoked a continuous reduction in the volume of water billed.  Throughout 2015, the water volume billed decreased 8.0% compared to 2014.

Even with the return of normal rainfall levels throughout the October 2015 – March 2016 rainy season, the need to recover the volume of water stored in the reservoirs of the Cantareira system will persist throughout the next rainy season.  The Cantareira system’s maximum storage capacity, including the technical reserve, is 1,269.5 million m³. Excluding the technical reserve, which is 287.5 million m³, the Cantareira's maximum storage capacity is 982.0 million m³. The volume of water in the Cantareira system recovered throughout the October 2015 – March 2016 rainy season and was 641.9 million m³ as of March 2016, which represents 50.6% of its maximum storage capacity including the technical reserve .  In December 2015, 5.3 million inhabitants were serviced by this system, compared to 8.9 million in February 2014.

In order to balance supply and demand despite  restricted water availability, we adopted from February 2014 until January 2016 a series of measures, including:  (i) use treated water from other production systems to serve consumers originally supplied by the Cantareira system; (ii) offer discounts (bonuses) to consumers that would use below average amounts of water, compared to average consumption; (iii) reduce pressure in the water distribution lines in order to decrease losses due to leakage; (iv) adjusting the volume of water sold to municipalities that operate their own distribution network, due to reduced water availability; and (v) use pumps in order to extract water located below the intakes of the Cantareira system, from the so-called “technical reserve”, an unprecedented measure.  As a result of the return of normal rainfall levels in the rainy season that began in October 2015, as of February 2016 we modified the rules for the offer of discounts (bonuses) and as of January 2016 it was no longer necessary to pump water out of the technical reserve of the Cantareira system, as water levels returned to a volume at which they could be naturally extracted.  On March 24, 2016, as a result of the increased level of rainfall and increased predictability of the level of water in our reservoirs, we requested to ARSESP the cancellations of our Water Consumption Reduction Incentive Program and of the Contingency Tariff.  ARSESP approved our requests on March 31, 2016 and the aforementioned policy changes shall be applied to water meter readings recorded as of May 1, 2016.  In addition, as of December 2015, the time period during which water is pumped out at reduced pressure in the water distribution lines is returning to the normal nighttime period, as it was prior to the water crisis. See “Item 4.B. Business Overview—The Current Water Crisis”.

Critical Accounting Estimates and Judgments

We make estimates and judgments concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and judgments that have a significant risk of causing material adjustment to the carrying amount of our assets and liabilities within the next financial year are mentioned below.

Allowance for Doubtful Accounts

We record an allowance for doubtful accounts in an amount that our management considers sufficient to cover probable losses, based on an analysis of customer accounts receivable, in accordance with the accounting policy stated in Note 3.4 to our financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013.  Provisions for the allowance for doubtful accounts are included in selling expenses, net of recoveries.  The net charge to this allowance was R$2.4 million, R$139.6 million and R$103.9 million in 2015, 2014 and 2013, respectively.  Wholesale sales losses, amounting to R$273.0 million, R$219.7 million and R$218.7 million in 2015, 2014 and 2013, respectively, were also recorded as revenue reduction.

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

As of December 31, 2015, we had intangible assets of R$28,513.6 million.

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

The fair value of construction and other work on the infrastructure is recognized as revenue, at its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits.  The accounting policy for the recognition of construction revenue is described in Note 3.3 “Operating Income” to our financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013.

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

Provision

As of December 31, 2015, we were party to judicial and administrative proceedings, relating to civil, environmental and tax matters, amounting to R$1,082.2 million (deducting the amount of R$330.7 million related to escrow deposits) with respect to which we considered the risk of loss as probable.  As of that date, proceedings with respect to which we considered the risk of loss as possible amounted to R$5,410.5 million, and those with respect to which we considered the risk of loss as remote amounted to R$41,444.1 million.

We are a party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among other types, disputes with customers and suppliers and tax, labor, civil, environmental and other proceedings.  For a more detailed discussion of these legal proceedings, see Note 19 to our financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013.  We accrue provisions for legal proceedings in which it is probable that an outflow will be necessary to settle the liability and the amount of such loss can be reasonably estimated.  Therefore, we are required to make judgments regarding future events for which we often seek the advice of legal counsel.  As a result of the significant judgment required in assessing and estimating these provisions for risks, actual losses realized in future periods could differ significantly from our estimates and could exceed the amounts which we have provisioned.

Pension Benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions.  The assumptions used in determining the net cost (income) for pensions include a discount rate and a mortality table.  Any changes in these assumptions will impact the carrying amount of pension obligations.

We determine the appropriate discount rates at the end of each year, which is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations.  The discount rate was increased from 6.09% in 2014 to 7.25% in 2015 under Plan G0 and from 6.11% in 2014 to 7.23% in 2015 under Plan G1 in order to follow the increase in the rates applicable to the Brazilian Government NTN – B, long term notes, which term is similar to the duration of the pension benefits, as described in Notes 3.19 (a) and 20 (b) to our financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013.

Other key assumptions for pension obligations are based in part on current market conditions.  Additional information on the pension plans under Plan G0 and G1 is disclosed in Note 20 to our financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013.

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

We regularly review the recoverability of deferred tax assets and recognize a provision for impairment if it is probable that these assets will not be realized, based on historic taxable income, the projection of future taxable income and the estimated period to reverse temporary differences.  These calculations require the use of estimates and assumptions.  The use of different estimates and assumptions could result in provision for impairment of all or a significant amount of deferred tax assets.

As of December 31, 2015 and 2014, we have recognized R$128.2 million and R$209.5 million, respectively, as deferred income tax assets, net of the deferred tax liabilities, as disclosed in Note 18 to our financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013.

Certain Transactions with Controlling Shareholder

Reimbursement Due from the State

Reimbursement due from the State for pensions paid represent supplementary pensions (Plan G0) that we pay, on behalf of the State, to former employees of State‑owned companies which merged to form our Company.  These amounts must be reimbursed to us by the State, as primary obligor.

In November 2008, we entered into the third amendment to the agreement with the State relating to payments of pension benefits made by us on its behalf.  The State acknowledged that it owed us an outstanding balance of R$915.3 million as of September 30, 2008, relating to payments of pension benefits made by us on its behalf. In 2008, we provisionally accepted, but it is not recognized in our books, the reservoirs in the Alto Tietê System as partial payment in the amount of R$696.3 million, subject to the transfer of the property rights of these reservoirs to us which was renegotiated on March 18, 2015, as described below. Since November 2008, the State has been paying the remaining balance in the amount of R$219.0 million in 114 successive monthly installments.  See Note 10 to our financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 and “Item 7.  Major Shareholders and Related Party Transactions”.

On March 18, 2015, we, the State and DAEE, with the intervention of the Department of Sanitation and Water Resources, executed a term of agreement, in the amount of R$1,012.3 million, of which R$696.3 million refers to the principal amount and R$316.0 million refers to the monetary adjustment of the principal through February 2015. For detailed information on this agreement, see “Item 7.B. Related Party Transactions—Agreements with the State of São Paulo” and Note 10 (a) (vii) of our 2015 financial statements.

As of December 31, 2015 and 2014, the amounts not recorded related to pension benefits paid by us on behalf of the State totaled R$855.1 million and R$1,479.7 million respectively. As a result, we also recognized the obligation related to pension benefits, maintained with the beneficiaries and pensioners of Plan G0.  As of December 31, 2015 and 2014, the pension benefit obligations of Plan G0 totaled R$2,167.0 million and R$2,053.5 million, respectively.  For detailed information on the pension benefit obligations refer to Note 20 of our Financial Statements.

Accounts Receivable from the State for Water and Sewage Services Rendered

Certain of these accounts receivable have been overdue for a long period.  We have entered into agreements with the State with respect to these accounts receivable.  For further information on these agreements, see Note 10 to our financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 and “Item 7. Major Shareholders and Related Party Transactions”.

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

Results of Operations

The following table sets forth, for the periods indicated, certain items in our statement of operations, each expressed as a percentage of net operating revenues:

	Year ended December 31,
	2015		2014		2013
	(in millions of reais, except percentages)
Net operating revenues	11,711.6	100.0%	11,213.2	100.0%	11,315.6	100.0%
Cost of sales and services	(8,260.8)	(70.5)%	(7,635.6)	(68.1)%	(6,816.3)	(60.2)%
Gross profit	3,450.8	29.5%	3,577.6	31.9%	4,499.3	39.8%
Selling expenses	(598.1)	(5.1)%	(736.6)	(6.6)%	(637.1)	(5.6)%
Administrative expenses	45.0	0.4%	(924.4)	(8.2)%	(729.1)	(6.4)%
Other operating income (expenses), net and equity results	146.4	1.3%	(5.9)	(0.1)%	5.7	(0.1)%
Operating profit	3,044.1	26.0%	1,910.7	17.0%	3,138.8	27.7%
Financial income (expenses), net	(2,456.5)	(21.0)%	(635.9)	(5.7)%	(483.2)	(4.3)%
Profit before income tax and social contribution	587.6	5.0%	1,274.8	11.4%	2,655.6	23.5%
Income tax and social contribution	(51.3)	(0.4)%	(371.9)	(3.3)%	(732.0)	(6.5)%
Net income for the year	536.3	4.6%	903.0	8.1%	1,923.6	17.0%

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net operating revenues

Net operating revenues increased by R$498.4 million, or 4.4%, to R$11,711.6 million in 2015 from R$11,213.2 million in 2014.

Net operating revenues relating to water services increased by R$161.8 million, or 3.5%, to R$4,723.0 million in 2015 from R$4,561.2 million in 2014 and net operating revenues relating to sewage services decreased by R$82.1 million, or 2.2%, to R$3,651.9 million in 2015 from R$3,734.0 million in 2014.  These variations were principally due to:

•         An increase of 6.5% in the repositioning tariff index since December 2014;

•         An increase of 15.2% in tariffs (7.8% ordinary tariff adjustment and 6.9% extraordinary tariff revision) since June 2015; and

•         Application of the contingency tariff, which contributed R$499.7 million to our revenues in 2015.

 These increases were partially offset by the discounts (bonuses) granted within the terms of the Water Consumption Reduction Incentive Program, which amounted to R$ 926.1 million in 2015, compared to the R$ 376.4 million granted in 2014 and a decrease of 6.8% in our total billed volume (8.0% in water and 5.2% in sewage).

Gross revenue from construction increased by R$418.7 million, or 14.3%, to R$3,336.7 million in 2015 from R$2,918.0 million in 2014.  See Note 3.3(b) to our financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 for a description of the accounting policies applicable to our construction services business.

Cost of Sales and Services

The cost of sales and services increased by R$625.2 million, or 8.2%, to R$8,260.8 million in 2015 from R$7,635.6 million in 2014.  As a percentage of net operating revenues, cost of sales and services increased to 70.5% in 2015 from 68.1% in 2014.

The increase in costs of sales and services was principally due to the following factors:

•         an increase of R$408.3 million in construction costs due to higher investments in 2015; and

•         an increase of R$217.7 million in the cost of the electricity, mainly due to an average increase of 63.1% in the regulated market tariffs and a corresponding 7.9% decrease in electricity consumption, and an average increase of 161.0% in the Tariff for the Use of Distribution System (TUSD) and a corresponding 13.3% decrease in consumption. The increases were partially offset by a 4.1% decrease in free market tariffs and a 1.0% decrease in the free market consumption.

The increase in costs of sales and services was partially offset by:

•         a decrease of R$19.2 million in expenses related to supplies, mainly due to decreased use of materials in preventive and corrective maintenance in water and sewage systems, expansion of computerized systems and conservation of properties and installations.

Gross Profit

As a result of the factors discussed above, gross profit for the year ended December 31, 2015 decreased by R$126.8 million, or 3.5%, to R$3,450.8 million in 2015 from R$3,577.6 million in 2014.  As a percentage of net operating revenues, gross profit decreased to 29.5% in 2015 from 31.9% in 2014.

Selling Expenses

Selling expenses decreased by R$138.5 million, or 18.8%, to R$598.1 in 2015 from R$736.6 million in 2014.  As a percentage of net operating revenues, selling expenses decreased to 5.1% in 2015 from 6.6% in 2014.  The decrease in selling expenses was primarily due to a decrease of R$137.2 million in credit write-offs, especially due to the reversal of the provision for losses with the municipality of Guarulhos, as a result of the receipt of court-ordered debt payments in cash.  For more information on the reversal of the provision for losses with the municipality of Guarulhos, see “Item 3.D. Risk Factors—Risks Relating to our Business—We may face difficulties in collecting overdue amounts owed to us by municipalities to which we provide water on a wholesale basis and municipal government entities”.

Administrative Expenses

Administrative expenses decreased by R$969.4 million, or 104.9%, to a revenue of R$45.0 million in 2015 from an expense of R$924.4 million in 2014.  As a percentage of net operating revenues, administrative expenses decreased to 0.4% in 2015 from 8.2% in 2014.

The decrease in administrative expenses was principally due to:

•         a decrease of R$ 185.5 million in the provisions for lawsuits, mainly due to court decisions in our favor; and

•         a credit in the amount of R$ 696.3 million as a result of an agreement with the government of the state of São Paulo to receive an undisputed amount owed to us related to the payment of the benefits to former employees.  See Note 10 (a) (vii) to our financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

Other Operating Income (Expenses), Net

Other operating income was of R$146.4 million in 2015 compared with R$5.9 million operating expenses in 2014, an increase of 2,563.4%.

Other operating income is comprised of income from the sale of property, plant and equipment, sale of contracts awarded in public bids, rights to sell electricity, indemnities and reimbursements of expenses, collection of fines and collateral, property leases, sales of reused water, consulting services related to PURA projects and provision of services.

Other operating income increased in 2015 mainly due to the sale of properties, in the amount of R$48.4 million, and higher amounts received from the Hydrographic Basin Depollution Program, in the amount of R$41.0 million.

Other operating expenses consist mainly of the write-offs of concessions due to obsolescence, discontinued construction works, unproductive wells, economically unfeasible projects, losses on property, plant and equipment and exceeding costs of electricity sold.  Other operating expenses decreased in 2015 mainly due to higher provisions for the write-off of construction works, projects and obsolete goods in 2014 totaling R$58.8 million.

Financial income (expenses), Net

Financial income (expenses), net consists primarily of interest on our indebtedness and foreign exchange losses (or gains) in respect to our indebtedness, offset partially by interest income on cash and cash equivalents and inflation based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Financial expenses, net increased by R$1,820.6 million, or 286.3%, to a R$2,456.5 million expense in 2015 from a R$635.9 million expense in 2014.  As a percentage of net operating revenues, financial expenses, net increased to 21.0% in 2015 from 5.7% in 2014.

The increase in financial expenses, net was principally due to the negative variation of R$1,647.0 million in expenses with exchange rate variation on loans and financing, due to the appreciation of the U.S. dollar and the Japanese Yen against the Brazilian Real in 2015 (47.0% and 45.9%, respectively), when compared to 2014 (13.4% and -0.5%, respectively).

Profit before income tax and social contribution

As a result of the factors discussed above, profit before income tax and social contribution decreased by R$687.2 million, or 53.9%, to R$587.6 million in 2015 from R$1,274.8 million in 2014. As a percentage of net operating revenues, our profit before income tax and social contribution decreased to 5.0% in 2015 from 11.4% in 2014. See reconciliation of the effective tax rate in Note 18 (d) to our financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013.

Income Tax and Social Contribution

Income tax and social contribution decreased by R$320.6 million, or 86.2%, to R$51.3 million in 2015 from R$371.9 million in 2014.  This decrease was principally due to a lower taxable income in 2015 and a permanent tax effect related to GESP agreement in the amount of R$151,5 million.

Net Income for the year

As a result of the factors discussed above, net income decreased to R$536.3 million in 2015 from R$903.0 million in 2014.  As a percentage of net operating revenues, our net income decreased to 4.6% in 2015 from 8.1% in 2014.

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

Gross revenue from construction increased by R$473.2 million, or 19.4%, to R$2,918.0 million in 2014 from R$2,444.8 million in 2013.  See Note 3.3(b) to our financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 for a description of the accounting policies applicable to our construction services business.

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

Other Operating Income (Expenses), Net

Other operating expenses were R$5.9 million in 2014 compared with R$5.7 million operating income in 2013, an increase of 204.2%.  Other operating expenses showed an increase of R$58.7, mainly due to the following factors:  (i) provision for losses of projects amounting to R$21.3 million; (ii) provision for losses for the agreement payments related to the concession for the municipality of Diadema in the amount of R$15.0 million; (iii) write-off of obsolete goods in the amount of R$11.4 million; and (iv) provision for losses of hydrometers in the amount of R$11.4 million.  The decrease was partially offset by (i) higher fines applied to suppliers and service providers in the amount of R$25.8 million; and (ii) higher income from the Program for Rational Use of Water (Programa de Uso Racional da Água – PURA) in the amount of R$20.9 million.

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

B.      Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, long-term borrowings from Brazilian federal governmental financial institutions, and long-term financing from multilateral organizations and from domestic and international development banks, and also from capital markets.  As of December 31, 2015, we had R$1,639.2 million of cash and cash equivalents.  The outstanding current portion of our long-term indebtedness was R$1,526.3 million as of December 31, 2015, of which R$901.2 million was denominated in foreign currency.  Long‑term indebtedness was R$11,595.3 million as of December 31, 2015, of which R$5,716.6 million consisted of foreign currency-denominated obligations.

As a result of the financial impacts of the current water shortage to date, we have taken steps to minimize its negative effects, including amongst actions rearranging investments, reducing budget expenses, negotiating overdue credits (mainly with the State and municipalities served on a wholesale basis), implementing contingency tariffs, and requesting extraordinary tariff revision.  For more information, see Note 1 of our 2015 financial statements.

Our management expects that the cash and cash equivalents available on December 31, 2015, the operating cash generation estimated for 2016 and the lines of credit available for investments are sufficient to meet its short-term liabilities and will not compromise the actions necessary to overcome the water shortage and preserve our consumers’ water supply.

Cash Flow

Cash Provided by Operating Activities

Cash provided by operating activities is the single largest source of our liquidity and capital resources, and we expect that it will continue to be so in the future.  Our cash generated by operating activities was R$2,641.4 million, R$2,480.3 million and R$2,777.2 million in 2015, 2014 and 2013, respectively.  The main driver of our cash flow from operating activities relates to our revenue, which is due to the nature of our business and to the fact that we are expanding our infrastructure.  The increase in cash generated in 2015 is due principally to a lower taxable income in 2015.

Cash Used in Investing Activities

Our cash used by investing activities was R$2,459.5 million, R$2,757.7 million and R$2,281.5 million in 2015, 2014 and 2013, respectively.  The main driver of our cash flow from investing activities relates to the need to adjust the amount we invested in 2015, principally due to the water crisis and its impacts on our revenues.  Despite the adverse scenario faced as a result of the water crisis, we invested in the São Lourenço PPP, a construction project planned and initiated before the water crisis, approximately R$700 million (including capitalized interest) that did not impact our cash flow in 2015.

Cash Provided and Used in Financing Activities

Our cash used in financing activities was R$265.7 million in 2015, our cash provided in financing activities was R$218.5 million in 2014, and our cash used in financing activities was R$629.7 million in 2013.  The main driver of our cash flow from financing activities relates to the proceeds and repayments of loans used to finance purchases of intangible assets related to our concession and program contracts, in order to support the expansion of our services and our payment of interest on shareholders’ equity.

Indebtedness Financing

Our total financial indebtedness increased by 21.7%, from R$10,785.8 million as of December 31, 2014 to R$13,121.6 million as of December 31, 2015.  In addition, during the same period, our total foreign denominated indebtedness recorded increased by 31.5%, from R$4,346.3 million as of December 31, 2014 to R$6,617.8 million as of December 31, 2015.

As of December 31, 2015, we had R$11,595.3 million in long-term indebtedness outstanding (excluding the current portion of long-term indebtedness), of which R$5,716.6 million consisted of foreign currency-denominated long-term debt.  We had an outstanding current portion of long-term indebtedness of R$1,526.3 million as of December 31, 2015.  As of December 31, 2015, R$901.2 million of this current portion of long-term indebtedness was denominated in foreign currency.  As of December 23, 2015, our Standard & Poor’s Rating Service domestic rating was brA+ and our S&P international rating was BB.  Since July 2013 we also started to be covered by Moody’s America Latina Ltda, by whom our national rating was Aa2.br and our global rating was Ba2, as of August 28, 2015.

Various contractual agreements we have entered into, including certain financing agreements with Caixa Econômica Federal and BNDES, provide for liens over a portion of our cash flows from the payment of water and sewage provision tariffs.  In addition, we provide as guarantees a portion of our cash flow generation to transactions related to PPPs. Under these agreements, cash received from operations is required to pass through designated accounts.  In the event of a default under the relevant agreement, such cash and future cash flows that are required to be deposited in such accounts become restricted and are subject to security interests in favor of the relevant creditor.  As of December 31, 2015, a substantial portion of our monthly cash flows from operations was subject to these liens.  As of that date, the total amount of our secured debt, including indebtedness benefiting from these liens, was R$4,190.3 million.  See “—Indebtedness Financing—Financial Covenants—Local currency denominated indebtedness” and Note 16 to our financial statements.

The following table sets forth information on our indebtedness outstanding as of December 31, 2015:

		December 31, 2015
	Current	Noncurrent	Total	Final Maturity*
Denominated in local currency:
10th issue debentures	39,619	155,815	195,434	2020 TJLP + 1.92% (1st & 3rd series) & IPCA + 9.53% (2nd series)
12th issue debentures	45,450	385,667	431,117	2025 TR + 9.5%
14th issue debentures	38,519	210,961	249,480	2022 TJLP + 1.92% (1st & 3rd series) & IPCA + 9.19% (2nd series)
15th issue debentures	94,819	728,529	823,348	2019 CDI + 0.99% (1st series) & IPCA + 6.2% (2nd series)
17th issue debentures	140,144	997,259	1,137,403	2023 CDI + 0.75% (1st series) & IPCA + 4.5% (2nd series) & IPCA + 4.75% (3rd series)
18th issue debentures	3,167	247,683	250,850	2024 TJLP + 1.92% (1st and 3rd series) & IPCA + 8.25% (2nd series)
19th issue debentures	-	498,587	498,587	2017 CDI + 0.80% to 1.08%
20th issue debentures	-	494,500	494,500	2019 CDI + 3.80%
Caixa Econômica Federal	49,491	1,014,850	1,064,341	2015/2037 TR + 5% to 9.5%
National Bank for Economic and Social Development (BNDES) Coastal region	16,368	49,104	65,472	2019 2.5% + TJLP
National Bank for Economic and Social Development (BNDES) PAC	10,329	66,984	77,313	2023 2.15% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9751	4,264	31,206	35,470	2027 1.72% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9752	2,308	23,660	25,968	2027 1.72% + TJLP
National Bank for Economic and Social Development (BNDES) Onda Limpa	22,347	184,082	206,429	2025 1.92% + TJLP
National Bank for Economic and Social Development (BNDES) Tietê III	17,725	265,663	283,388	2028 1.66% + TJLP
Financial leasing	11,955	522,940	534,895	2035 7.73% to 10.12% + IPC
Other	649	1,270	1,919	2015/2018 TJLP + 2% (Fehidro) & TR + 12.00% (Presidente Prudente)
Interest and others charges	127,862	-	127,862

Total denominated in local currency	625,016	5,878,760	6,503,776

Denominated in foreign currency:
Inter-American Development Bank (IADB) US$560,826,000 (2014 - US$541,097,000)	148,983	2,031,386	2,180,369	2016 to 2035 1.52% to 3.35%
International Bank for Reconstruction and Development (IBRD) US$61,158,000 (2014 – US$45,860,000)	-	238,464	238,464	2034 0.69%
Eurobonds - US$ 140,000,000 (2014 - US$ 140,000,000)	546,570	-	546,570	2016 7.50%
Eurobonds - US$ 350,000,000 (2014 – US$ 350,000,000)	-	1,362,570	1,362,570	2020 6.25%
JICA 15 - ¥ 16,134,020,000 (2014 - ¥ 17,286,450,000)	37,373	485,853	523,226	2029 1.8% & 2.5%
JICA 18 - ¥ 14,506,240,000 (2014- ¥ 15,542,400,000)	33,603	436,548	470,151	2029 1.8% & 2.5%
JICA 17 - ¥ 1,565,564,000 (2014 - ¥ 1,029,992,000)	-	50,201	50,201	2035 1.2% & 0.01%
JICA 19 - ¥ 21,701,103,000 (2014 - ¥ 14,208,068,000)	-	701,978	701,978	2037 1.7% & 0.01%
IADB 1983AB - US$ 130,289,000 (2014 - US$ 154,231,000)	93,490	409,578	503,068	2023 Libor + 1.88% to 2.38%
Interest and others charges	41,227	-	41,227

Total denominated in foreign currency	901,246	5,716,578	6,617,824
Total loans and financing	1,526,262	11,595,338	13,121,600

*      TR was 0.2250% per month as of December 31, 2015; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 14.14% per annum as of December 31, 2015; IGP‑M was 10.54% per annum as of December 31, 2015; TJLP stands for Long‑term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 7.0% per annum as of December 31, 2015.

The following table shows the maturity profile of our debt, as of December 31, 2015, for the period indicated:

	2016	2017	2018	2019	2020	After 2021	Total
	(in millions of reais)
Loans and financing	1,526.3	1,435.0	1,315.8	1,435.9	2,226.9	5,181.7	13,121.6

Referring to all of our foreign currency‑denominated indebtedness, the amount of R$4,831.1 million, net of transaction costs, as of December 31, 2015 was denominated in U.S. dollars and R$1,745.6 million was denominated in japanese yen. This indebtedness consisted principally of:

•         R$2,180.4 million (US$560.8 million) in U.S. dollar denominated loans contracted with the Inter-American Development Bank, or the IADB, composed of the following:  (i) two loans to finance the first phase of the Tietê Project in 1992 and one loan to finance the second phase in 2000, under which payments of principal are made in semiannual installments with final maturity in December 2016, December 2017 and July 2025.  The principal amount of this loan is adjusted semiannually for the variation of the U.S. dollar, and accrues interest at a rate varying from 1.14% to 3.00% plus LIBOR; (ii) credit agreement executed in September 2010 with the IADB for the financing of the third phase of the Tietê Project.  This loan matures on September 3, 2035.  Amortizations will be made in semiannual installments starting in March 2017 after a grace period of six years.  The principal amount accrues interest at USD LIBOR;

•         R$238.5 million (US$61.2 million) in U.S. dollar denominated loans contracted with the IBRD which was entered into on October 28, 2009, amounting to US$100.0 million, for the financing of the Water Source Program (Programa Mananciais).  The loan matures in March 2034.  Amortizations will be made in semiannual installments starting in September 2019 after a grace period of ten years.  The principal amount accrues interest at the USD LIBOR plus a variable spread;

•         R$503.1 million (US$130.3 million) in U.S. dollar denominated loans from the AB Loan financing contracted with the IADB in May 2008.  Under this loan, payments of principal are made in annual installments with final maturity in May 2023.  The principal amount is adjusted semiannually for the LIBOR plus spread and accrues interest at a rate varying from 1.88% to 2.38%.  The proceeds were used to repay an outstanding series of debt securities in connection with the implementation of our investment plan;

•         R$1,909.1 million (US$490.0 million) in U.S. dollar denominated Eurobonds issued in November 2006 (US$140.0 million with an interest rate of 7.5%) and in December 2010 (US$350.0 million with an interest rate of 6.25%).  Under these bonds, the payments of interest are made in semi‑annual installments and principal will be paid at the final maturity in 2016 and 2020, respectively.  The proceeds from the offering were used to repay financial commitments throughout 2007 and 2011; and

•         R$1,745.6 million (¥53,906.9 million) in Japanese yen denominated loans contracted with the JICA, composed of the following:  (i) ¥21,320.0 million denominated loans contracted in August 2004 for the financing of the environmental recovery program for the Baixada Santista metropolitan region, called the Clean Wave Program (Programa Onda Limpa).  Under these loans, the payments of principal are made in semi‑annual installments with final maturity in August 2029.  The principal amount accrues interest at rates that vary from 1.8% to 2.5% per year; (ii) ¥6,208 million in denominated loans contracted in October 2010 for the financing of the environmental improvement program in the basin of the Billings dam.  The loan matures in October 2035.  Amortizations will be made in semiannual installments after a grace period of seven years, starting in October 2017.  The principal amount accrues interest at a rate that varies from 0.01% to 1.2% per year; (iii) ¥19,169.0 million denominated loans contracted in February 2011 to complement the financing for the first stage of the Clean Wave Program (Programa Onda Limpa), with commercial conditions similar to the loan entered into in August 2004.  These funds were used for the provision of works and services in the Baixada Santista metropolitan region.  The credit agreement expires in 18 years and interest varies from 1.8% to 2.5% per year; and (iv) ¥33,584 million denominated loan in February 2012 for the financing of the Corporate Program for Water Loss Reduction (Programa Corporativo para Redução de Perdas).  The loan matures in February 2037.  Amortizations will be made in semiannual installments after a grace period of seven years, starting in February 2019.  The principal amount accrues interest at rates that vary from 0.01% to 1.7% per year.

Our borrowings from multilateral institutions and with Government Agency, such as the IADB, IBRD and JICA are guaranteed by the federal government, and have a counter-guarantee from the state of São Paulo.  For further information on the terms of these loan agreements, see “Item 7.B. Related Party Transactions—Government Guarantees of Financing”.

Our outstanding domestic debt was R$6,503.8 million as of December 31, 2015 and consisted primarily of real‑denominated loans from federal and state‑owned banks, in particular, Caixa Econômica Federal and BNDES, as well as debentures issued in November 2009, June 2010, February 2011, February 2012, January 2013, October 2013, December 2013, December 2014 and July 2015, and financial leasing.

The following summarizes our principal borrowings from federal and State‑owned banks:

•         from 2003 to 2014, we have entered into several financing agreements with Caixa Econômica Federal, pursuant to which amortizations of principal are paid in up to in 60, 120, 180 or 240 months in monthly installments commencing 30 days following the applicable grace period, which varies from 14 to 48 months from the date of signature of the line of credit agreement.  The final maturity is 2038.  The principal amount accrues interest from 5.0% to 9.5%.  The financing agreements are collateralized (i) by collections of daily billings of water supply and sewage services up to the total amount of the debt, or (ii) by a monthly plan of billings corresponding to the minimum of three times the monthly charge, depending on the terms of the relevant financing agreement.  In September 2015, we settled our financing contracts celebrated between 1996 and 1998.

•         in November 2007, we entered into a R$129.9 million financing agreement with BNDES.  Amortizations of the principal amount are being made in 96 successive monthly installments, with final maturity in 2019.  The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 2.50% per year.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The financing agreement is collateralized by part of the billings from the provision of water and sewage services;

•         in May 2008, we entered into a R$174.0 million financing agreement with BNDES.  Amortizations of the principal amount are being made in 150 successive monthly installments, with final maturity in 2023.  The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 2.15% per year.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The financing agreement is collateralized by part of the billings from the provision of water and sewage services;

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

•         in March 2012, we entered into a R$180.8 million financing agreement with BNDES.  Amortization of the principal amount is being made in up to 156 successive monthly installments, with the final maturity in 2027.  The principal amount accrues interest at the TJLP but it is limited to 6.0% per year plus a yearly 1.72%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services;

•         in February 2013, we entered into a R$1.3 billion financing agreement with BNDES.  Amortization of the principal amount shall be paid in up to 144 successive monthly installments after the grace period of 36 months, with the final maturity in 2028.  The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.66%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services;

•         in December 2013, we entered into a R$415.8 million financing agreement with BNDES.  Due to the water crisis, the investment plan was revised and in January 2016 this financing agreement was cancelled.

•         in June 2014, we entered into a R$61.1 million financing agreement with BNDES.  Amortization of the principal amount shall be paid in up to 108 successive monthly installments after the grace period of 36 months, with the final maturity in 2026.  The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.76%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services;

•         in June 2015, we entered into a R$ 747.4  million financing agreement with BNDES.  Amortization of the principal amount shall be paid in up to 204 successive monthly installments after the grace period of 36 months, with the final maturity in 2035.  The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 2.18%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services; and

•         in October 2015, we entered into a R$48.3 million financing agreement with FINEP – Financiadora de Estudos e Projetos.  Amortizations of the principal amount shall be paid in up in 91 successive monthly installments after the grace period of 30 months, with the final maturity in 2025. The principal amount accrues interest at the TJLP but it limited to 6.0% per year plus a yearly 1.5%.  If TJLP exceeds 6% per year, such excess will be added to the principal amount. This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services.

Under BNDES program, in the amount of R$826.1 million, we issued three tranches of debentures.  In November 2009, we issued our tenth tranche of debentures in the aggregate principal amount of R$275.4 million.  The debentures are divided in three series:  the first and third series will mature in November 2020 and the second in December 2020.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.53% per year.  This issuance was entirely subscribed by BNDES.  In February 2011, we issued our fourteenth tranche of debentures, the second tranche out of those three, also subscribed exclusively by BNDES.  These debentures are divided in three series:  the first and third series will mature in February 2022 and the second, in March 2022.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.20% per year.  In October 2013, we concluded our eighteenth issuance of debentures, the third tranche out of those three also subscribed exclusively by BNDES.  These debentures are divided in three series:  the first and third series will mature in October 2024 and the second, in November 2024.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 8.26% per year.  In December 2013, BNDES subscribed to the debentures of the first and second series.  In December 2014 and July 2015, BNDES subscribed in part to the debentures of the third series and will subscribe to the other debentures of the third series in 2016.  We have used the funds raised from the three issuances for investments primarily in the Corporate Program for Water Loss Reduction and on improvements and reforms of the Rio Grande’s water treatment plant, including other projects for water supply and sewage collection systems in the São Paulo Northern Coast, Paraíba Valley and Mantiqueira Regions.

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

In December 2015, we carried out our twentieth debenture issuance of R$500 million, with a maturity date of December 2019 and bearing interest, each semester with an interest rate of 3.80% per year plus the CDI rate.  The proceeds of this issuance shall be used to strengthen our cash position and refinance financial commitments which mature in the first trimester of 2016.

Part of our real‑denominated indebtedness is indexed to take into account the effects of inflation.  This debt provides for inflation‑based increases to the principal amount, determined by reference to the IPCA.

Financial Covenants

We are subject to financial covenants under the agreements evidencing or governing our outstanding indebtedness.

Foreign currency denominated indebtedness

With respect to our indebtedness denominated in U.S. dollars, including our borrowings from the IADB, we are subject to financial covenants, including limitations on our ability to incur debt.  For example:

The financial covenants in our Loans Nos. 713, 896 and 1212 from the IADB require as follows:

(a)     our tariff revenues must be sufficient to cover the operational expenses of our system, including administrative, operating and maintenance expenses, and depreciation;

(b)     our tariff revenues must provide a return on the balance sheet value of our property, plant, and equipment of not less than 7%; and

(c)     during project execution, the balance of our short-term borrowings must not exceed 8.5% of our total equity.

The financial covenants in our AB Loan Agreements with the IADB (No. 1983AB) require as follows:

(a)     our debt service coverage ratio must be greater than or equal to 2.35:1.00; and

(b)     our ratio of Net Debt (defined as all borrowed money, including debentures and Eurobonds, less interest and financial charges that have been provisioned for the current period) to Adjusted EBITDA (defined as our net income before net financial expenses, income tax and social contribution tax, depreciation and amortization, non-operating income or expenses, and extraordinary items net of income tax and social contribution, as set forth in our consolidated financial statements), each determined on a consolidated basis, must be less than 3.65:1.00.

In a Letter Agreement executed on September 30, 2015, the IADB irrevocably agreed not to exercise its right to accelerate its loans to us if our ratio of Net Debt to Adjusted EBITDA is equal to or exceeds 3.65:1.00 for one fiscal quarter only during the period from September 30, 2015 to October 1, 2016.  As a result, the IADB will only be able to accelerate its loans to us if we breach this ratio for more than one quarter during that period.  For further information, see Note 16 to our financial statements.

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

As of December 31, 2015 and 2014, we had met all the requirements set forth by these loans and financing agreements.

Local currency denominated indebtedness

With respect to our outstanding indebtedness denominated in reais, we are subject to financial covenants.

The covenants clauses apply to all of SABESP’s indebtedness with BNDES, including the 10th, 14th, and 18th issuances of debentures held by BNDES, which totaled R$1,312.5 million as of December 31, 2015.  The only financing agreement which is exempt from the renegotiated financial is contract No. 08.2.0169.  See Note 16 (a) (ii) to our financial statements.

 In summary, the BNDES financings specify two bands for the ratios of Adjusted Net Debt / Adjusted EBITDA, Adjusted EBITDA / Adjusted Financial Expenses, and Other Onerous Debt / Adjusted EBITDA.  The financings also specify a collateral mechanism by which we assign a portion of its tariff payment receivables to BNDES in order to provide a partial guarantee of the amounts due under the financings.  Under this mechanism, each month we must ensure that a portion of the tariff payments which we receive are deposited on a daily basis into a blocked collateral account, before being released to a regular movements account later in the day provided that BNDES has not notified the bank that we are in default.  If the ratio of Adjusted EBITDA / Adjusted Financial Expenses is equal to or higher than 3.50, the ratio of Adjusted Net Debt / Adjusted EBITDA equal to or lower than 3.00, and the Other Onerous Debt / Adjusted EBITDA equal to or lower than 1.00, the amount that must pass through this blocked collateral account is R$170.2 million per month.  If one of the three aforementioned ratios are not met in any two or more quarters, consecutive or not, within a twelve-month period, yet remain within the following band of ratios: Adjusted EBITDA / Adjusted Financial Expenses lower than 3.50 but equal to or higher than 2.80, Adjusted Net Debt / Adjusted EBITDA equal to or lower than 3.80 but higher than 3.00, and Other Onerous Debt / Adjusted EBITDA equal to or lower than 1.30 but higher than 1.00,  the amount that must pass through the blocked collateral account is automatically increased by 20%, to R$204.3 million per month.

The current covenant clauses are:

A.      Maintenance of the following ratios, calculated quarterly and relative to amounts accumulated over the last 12 months at the time of disclosure of reviewed quarterly financial statements or audited annual financial statements:

•                     Adjusted EBITDA / Adjusted Financial Expenses equal to or higher than 3.50;

•                     Adjusted Net Debt / Adjusted EBITDA equal to or lower than 3.00; and

•                     Other Onerous Debt / Adjusted EBITDA equal to or lower than 1.00 (where “Other Onerous Debt” is equal to the sum of (i) social security liabilities and health care plans, (ii) installment payments of tax debt and (iii) installment payments of debt with electricity providers).

B.    If any one of the ratios specified in A. above are not met in any two or more quarters, consecutive or not, within a twelve-month period, we shall be deemed to be in non-compliance with the first band ratios and must, as a result, automatically increase the amount passing through the blocked collateral account by 20%, to R$204.3 million per month, provided that the following second band ratios are met:

•                     Adjusted EBITDA / Adjusted Financial Expenses lower than 3.50 but equal to or higher than 2.80;

•                     Adjusted Net Debt / Adjusted EBITDA equal to or lower than 3.80 but higher than 3.00; and

•                     Other Onerous Debt / Adjusted EBITDA equal to or lower than 1.30 but higher than 1.00.

C.    If any one of the second band ratios specified in B. above are not met for any one quarter, or if we are required to but fails to ensure that the increased monthly amount specified in B. above passes through the blocked collateral account, then we shall be deemed to be in non-compliance with its ratio covenants, in which case BNDES may at its discretion:

•                     require us to provide additional financial guarantees within a deadline specified by BNDES, which may not be less than 30 days;

•                     suspend the release of funds; and/or

•                     declare the financings to be immediately due and payable.

As of December 31, 2015, the amount that must pass through the blocked collateral account is R$204.3 million per month, not including the financial guarantees for financing contract No. 08.2.0169.1.

The financial covenants applicable to financing contract No. 08.2.0169.1 are the following:

•         Adjusted EBITDA / Adjusted Net Operational Revenue equal to or higher than 38%;

•         Adjusted EBITDA / Adjusted Financial Expenses equal to or higher than 2.35; and

•         Adjusted Net Debt / Adjusted EBITDA equal to or lower than 3.20.

BNDES will annually verify the maintenance of the aforementioned ratios for contract 08.2.0169.1 by reviewing our audited annual financial statements, which must be presented to BNDES or published by April 30 of the following year to which the financial statements refer.  If we maintain all of the financial covenants for contract 08.2.0169.1, BNDES shall reduce the interest charged in such financing contract from 2.15% to 1.82% per annum.  If the financial covenants are maintained, the interest rate is reduced as of June 16 of the same year in which the financial covenants were verified until June 15 of the subsequent year.

The financing agreement established with BNDES in March 2010 is subject to a cross-default clause.  For example, the early maturity of any of our debts, the financial contracts and/or amounts of which may compromise the obligations stipulated in the indenture shall cause the early maturity of such agreement.

In addition, all of our financing agreements with Caixa Econômica Federal and our financing agreements with BNDES established in November 2007, May 2008 and March 2012 are subject to a Performance Improvement Agreement (Acordo de Melhoria de Desempenho).  The Performance Improvement Agreement, dated May 28, 2007, as amended in August 2012, was entered into between us and the federal government, and Caixa Econômica Federal and BNDES as intervening parties.  Pursuant to this agreement, we were required to comply with at least four of eight financial and operating ratios stipulated for the period 2012 to 2016.  If we fail to comply with any of the ratios required by Caixa Econômica Federal and BNDES, either may suspend our credit lines and we will be prevented from entering into any other financing agreements with those entities.  We have the ability, however, to renegotiate the ratios if needed.  On March 14, 2013, the Ministry of Cities revoked Normative Instruction 05 of 2008, which regulated the Agreement on Performance Improvement (Acordo de Melhoria de Desempenho), or API.  According to the Instruction, the APIs executed by March 14, 2013 will remain valid until their respective expiration dates, and it is not necessary to execute or reschedule APIs for new contracts.

Our financing agreements with Caixa Econômica Federal do not contain material financial covenants.  The agreement with Caixa Econômica Federal has a cross-default clause.  See Note 16 to our financial statements.

With respect to our outstanding debentures, the twelfth debenture issuance requires us to maintain an adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by us that is recorded in current liabilities) higher than 1.0:1.0 and an EBITDA/financial expenses ratio equal to or higher than 1.5:1.0.  The twelfth debenture issuance has an accelerated maturity clause, which is triggered if our credit ratings are downgraded two levels below the “brAA-” Brazil National Scale rating assigned to our debentures by the credit rating agency Standard & Poor’s at the time of their issuance.  On May 11, 2016, our credit rating and the one assigned to the twelfth debenture issuance by Standard and Poor’s were both “brA+”.  This issuance also has a cross-default clause.  See Note 16 to our financial statements.

The tenth, fourteenth and eighteenth issuances follow the covenants set forth with BNDES, as described above, and contain a cross-default clauses.  See Note 16 to our financial statements.

The fifteenth, sixteenth, seventeenth,  nineteenth and twentieth issuances require us to maintain an EBITDA/paid financial expenses ratio equal to or higher than 1.5:1.0 and an adjusted total debt/EBITDA ratio equal to or lower than 3.65:1.0.  These issuances have a cross-default clause.  See Note 16 to our financial statements.

The table below shows the more restrictive covenants ratios and our financial covenants ratios as of December 31, 2015.

	Restrictive Ratios	Ratio as of December 31, 2015
Adjusted EBITDA / Adjusted financial expenses	Equal to or higher than 2.80:1.00	4.71
Adjusted net debt / Adjusted EBITDA	Equal to or lower than 3.80:1.00	2.84:1.00
Net debt / Adjusted EBITDA	Equal to or lower than 3.65:1.00	3.26:1.00
Other onerous debt1/ Adjusted EBITDA	Equal to or lower than 1.30:1.00	0.70
Adjusted current ratio	Higher than 1.0	1.45:1.00
EBITDA/Paid financial expenses	Equal to or higher than 2.35:1.00	5.59:1.00

(1)     “Other Onerous Debts” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of December 31, 2015 and 2014, we had met all the requirements set forth by these loans and financing agreements.

Capital Requirements

We have, and expect to continue having, substantial liquidity and capital resource requirements.  These requirements include debt‑service obligations, capital expenditures to maintain, improve and expand our water and sewage systems, and dividend payments and other distributions to our shareholders, including the State.

Capital Expenditures

Historically, we have funded and plan to continue funding our capital expenditures with funds generated by operations and with long‑term financing from international and national multilateral agencies and development banks.  We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year.  In 2015, we recorded R$3.5 billion to improve and expand our water and sewage system and to protect our water source in order to meet the growing demand for water and sewage services in the state of São Paulo.  We have budgeted investments in the amount of approximately R$12.5 billion from 2016 through 2020.  See “Item 4.A. History and Development of the Company – Capital Expenditure Program”.

Dividend Distributions

We are required by our bylaws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to or higher than 25% of the amounts available for distribution.  We declared dividends of R$149.9 million, R$252.3 million and R$537.5 million in 2015, 2014 and 2013, respectively.  See “Item 7.B. Related Party Transactions – Dividends”.

C.      Research and Development, Patents and Licenses, Etc.

Our policy is to invest continually in the modernization of equipment and identify and evaluate the technology needed to improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability.  In 2015, 2014 and 2013, we invested R$14.7 million, R$10.7 million and R$6.4 million, respectively, in research and development.

With respect to our partnership with FAPESP to develop and support research projects involving researchers from graduate schools, the State of São Paulo and our employees, the projects are equally financed by us and FAPESP.  Under this partnership, two phases of projects were carried out. In the first phase, 10 projects have been approved and 9 of them have been executed and concluded.  They are related to:  (i) the development of technology related to the use of membrane filtration in water and sewage treatment, (ii) alternatives for the treatment, use and disposal of sludge from water and sewage treatment plants, (iii) new technologies for the implementation, operation and maintenance of water distribution and sewage collection systems, (iv) new technologies for improvements in unitary operations processes, (v) monitoring water quality; (vi) energy efficiency and (vii) the sanitary economy.

The 9 projects concluded in the first round have led to several patents and software registrations, including:

•         “Use of Autonomous Microlaboratories to Monitor Phosphorus in Real Time” – This project consists of the development of a microlaboratory to detect phosphorus in water bodies using a more efficient method than traditional processes;

•         “Intensive Monitoring of São Paulo Metropolitan Region Reservoirs, with emphasis on cyanobacteria and its correlation with physical and chemical parameters:  the  Billings case” – One of the results of this project was the development of a forecasting model to determine the concentration of cyanobacteria in water sources;

•         “Specialized System for the Detection and Diagnosis of Leaks in Urban Water Lines” – This project represents the first phase of the development of a water leakage detection system with less dependence on manual detection by the field operators.  The acoustic signals derived from the leak are recorded on a portable GPS device that generates a database to be posteriorly correlated and analyzed; and

•         “Development and Application of a Continuous Monitoring System of Flocs for Flocculation/Coagulation and Filtration Optimization” – This project resulted in the construction of a prototype for online detection of the water flocculation index, optimizing the quantity of chemicals used in a water treatment station.

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

In May 2013, we launched the second phase of our agreement with FAPESP.  In this second phase, the seven lines of research were defined in greater detail in order to precisely contemplate our needs.  In this phase, 37 proposals were submitted, 10 proposals were approved according to the technical-scientific criteria and 8 of them had their agreements signed in 2015, as follows:

•         Development of a National Correlated Signal Optimized for Locating and Detecting Leaks in Underground SABESP Water Pipes - UNESP;

•         Development of an Aerobic Granular Sludge for Simultaneous Removal of Organic Matter, Nitrogen and Phosphorous from Sanitary Sewage – USP;

•         Sewage Sludge Composting:  Evaluation of the Process, Generated Product and its Costs;

•         Diagnosis, Management and New Treatment Alternatives – USP;

•         Saxitoxins in Water Supply:  Production of Analytical Standards, Development of Analytical Methodologies and the Degradation Study – USP;

•         Feasibility of the Use of Water Treatment Sludge as Landfill Cover Material and in the Construction of Compacted Soil Landfills - USP;

•         Online Analysis of Water Quality – USP; and

•         Separation Systems by Membranes for the Public Supply of Water:  Hiring Projects Mechanisms and Treatment of Contaminated Underground Water – USP.

In 2015, we entered into a financing agreement with the Brazilian Agency for Innovation – FINEP for the “Sabesp – Technological Innovations for the Sanitation Sector” plan.  This plan is part of the “FINEP Innovates Brazil” program and aims at supporting Brazilian companies’ plans for strategic investment in innovation.  This plan must detail a company’s targets and goals for the period during which they will receive financing, pursuant to the Federal Government’s “Greater Brazil Plan – PBM”.  This plan consists of four projects, whose costs total approximately R$60 million, as follows:  (i) production system for reused water in urban and industrial uses; (ii) biofiltration units for odor control; (iii) sludge dryer based on solar radiation for sewage treatment stations in the city of Franca, Franca Sewage Treatment Station; and (iv) plasma gasification system for solid waste from sewage treatment plants.

We also entered into an agreement with the Fraunhofer Institute in Germany in 2011 in order to obtain biomethane from the sewage treatment process to be used as fuel for cars  The objective is to mobilize a fleet of 49 cars using biomethane fueled by a sewage treatment process instead of gasoline.  This project has been delayed due to a judicial dispute between the supplier of the equipment and the Fraunhofer Institute which has temporarily impeded the importation of equipment donated to the Fraunhofer Institute. In 2015, the dispute was resolved and the project proceeded.  In 2016, we expect to receive the imported equipment and execute the construction for their installation.

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

•         the impact on our business of the water consumption reduction incentive program and other measures we took in 2014, 2015 and in the first months of 2016 as well as any other measures we may need to take until the water levels of our reservoirs are normalized and sufficient to continuously serve the customers in the São Paulo metropolitan region;

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

E.      Off‑Balance Sheet Arrangements

We had no off‑balance sheet arrangements as of December 31, 2015.

F.       Tabular Disclosure of Contractual Obligations

Our debt obligations and other contractual obligations as of December 31, 2015 were as follows:

	Less than 1 year	1‑3 years	3‑5 years	More than 5 years	Total
	(in millions of reais)
Loans and financing	1,526.3	2,750.8	3,662.8	5,181.7	13,121.6
Estimated interest payments(1)	504.1	1,075.2	813.5	1,126.9	3,519.7
Accounts payable to suppliers and contractors	248.2	-	-	-	248.2
Services payable	387.3	-	-	-	387.3
Program contract commitments	238.9	65.5	28.6	16.8	349.8
Purchase obligations(2)	3,293.5	3,130.3	1,368.6	7,641.1	15,433.5
Total	6,198.3	7,021.8	5,873.5	13,966.5	33,060.1

(1)     Estimated interest payments on loans and financing were determined considering the interest rates as of December 31, 2015.  However, our loans and financing are subject to variable interest indexation and foreign exchange fluctuations, and these estimated interest payments may differ significantly from payments actually made.  The debt agreements have cross-default clauses.

(2)     The purchase obligations are the contractual obligations of investments and expenses.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders.  Our borrowings are not affected by seasonality.  For information concerning the interest rates on our indebtedness outstanding as of December 31, 2015, see Note 16 to our financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014, 2013 included elsewhere in this annual report.

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

Seven of the current members of our board of directors, Claudia Polto da Cunha, Alberto Goldman, Walter Tesch, Jerônimo Antunes, Reinaldo Guerreiro, Francisco Vídal Luna and Luis Eduardo de Assis were elected at the annual shareholders’ meeting held on April 30, 2014.  Sidnei Franco da Rocha was elected at the extraordinary shareholders’ meeting held on October 13, 2014, Benedito Pinto Ferreira Braga Junior was elected at the extraordinary shareholders’ meeting held on January 29, 2015 and Jerson Kelman was elected at the extraordinary shareholders’ meeting held on February 13, 2015. Board members Alberto Goldman, Claudia Polto da Cunha, Sidnei Franco da Rocha and Walter Tesch were not re-elected by the shareholders at the general meeting held on April 29, 2016 and will therefore leave the board on May 12, 2016. The tenure of all the remaining directors will end upon the election of members for the new term at the annual shareholders’ meeting to be held in April, 2018.  Currently, we have four members considered independent under the Novo Mercado rules.

Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  Its responsibilities include the establishment of policy and general orientation of our business, and the appointment and supervision of our executive officers.

The following are the names, ages, positions, dates of election and brief biographical descriptions of the current members of our board of directors:

Director	Age	Position	Date Elected
Benedito Pinto Ferreira Braga Junior	68	Chairman	January 29, 2015
Alberto Goldman (1)	78	Member	April 30, 2014
Jerson Kelman	68	Member	February 13, 2015
Claudia Polto da Cunha (1)	48	Member	April 30, 2014
Sidnei Franco da Rocha (1)	72	Member	October 13, 2014
Walter Tesch (1)	72	Member	April 30, 2014
Jerônimo Antunes	60	Independent Member*	April 30, 2014
Reinaldo Guerreiro	63	Independent Member*	April 30, 2014
Francisco Vidal Luna	69	Independent Member*	April 30, 2014
Luis Eduardo de Assis	59	Independent Member*	April 30, 2014

(1)        Board members not re-elected by the shareholders at the general meeting held on April 29, 2016 and will therefore leave the board on May 12 2016.

*      These members comply with the independence requirements established by the Novo Mercado rules.

Benedito Pinto Ferreira Braga Junior.  Mr. Braga has been our chairman since January 2015.  He has also been the State Secretary of Sanitation and Water Resources since January 2015.  He holds a degree in Civil Engineering from the São Carlos School of Engineering at the University of São Paulo (Universidade de São Paulo - USP), with a Master’s degree in Hydrology from Stanford University, and in Hydraulics from the Polytechnic School at USP and also a Ph.D in Hydrological Resources from Stanford University.  He is a professor of Civil and Environmental Engineering at the Polytechnic School at USP and conducts technical and scientific studies in the field of water resource planning and management, with an emphasis on conflict resolution with multiple goals.  He is also president of the World Water Council (WWC), responsible for the World Water Forums at The Hague, Kyoto, Mexico and Istanbul, and he is President of the International Forum Committee.  Mr. Braga was President of the Intergovernmental Council of UNESCO International Hydrological Program from 2009 to 2010, President of the International Water Resources Association (IWRA) from 1998 to 2000 and a member of the board of the directors of the Brazilian National Water Agency (ANA) from its inception in 1999 to 2009.

Alberto Goldman.  Mr. Goldman has been a member of our board of directors since April 2011.  Mr. Goldman holds a degree in Civil Engineering from the Polytechnic School at the University of São Paulo (Universidade de São Paulo - USP).  Mr. Goldman was Vice Governor of São Paulo from January 2007 to March 2010 and Governor of São Paulo from April 2010 to December 2010.  He was a member of our board of directors from April 2009 to March 2010.  He was also the State Secretary of Development (currently, the Development, Science and Technology State Department) from January 2007 to February 2009 and the State Deputy for two terms and Federal Deputy for six terms.  Mr. Goldman was the president of the Budget Mixed Committee in 2000 and rapporteur of the General Telecommunications Law.  He was the Special Secretary of State of the Program Coordination in 1987 and of the Administration Coordination between 1988 and 1990.  Mr. Goldman was the Minister of Transportation from 1992 to 1994.

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

Walter Tesch.  Mr. Tesch has been a member of our board of directors since April 2011.  He holds a degree in Sociology from the University of Uruguay and a Master’s degree in Social Sciences from the Pontifical Catholic University of Peru.  He was Coordinator of CRHi (Water Resources Coordination) for the State of São Paulo from January 2011 to January 2015.  Mr. Tesch has worked in Peru, Venezuela and several Latin American countries.  Between 2005 and 2009, Mr. Tesch was the Head of the Administrative District of Parelheiros, which is equivalent to a quarter of the size of the São Paulo municipality and a water source region in the city of São Paulo.  He was the Deputy Executive Secretary from 2009 to 2010 of the Water Defense Operation (Defesa das Águas), an agreement between the São Paulo municipal and state governments.  Mr. Tesch has also authored articles and books on cooperatives and water sources.

Jerônimo Antunes.  Mr. Antunes has been an independent member of our board of directors and Coordinator of the Audit Committee since April 2008.  He holds a Bachelor’s degree in Business Administration and Accounting and both a Masters’ degrees and a doctorate in Controllership and Accounting from the Business, Economics and Accounting School at the University of São Paulo (Universidade de São Paulo - USP).  He has been a certified independent accountant and consultant in accountability and corporate finance since 1977.  He has been a professor of several MBA courses at USP since 1999, at the Foundation Institute of Accounting, Actuary and Financial Research (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FIPECAFI) since 2000 and at the Foundation Institute of Administration (Fundação Instituto de Administração - FIA)  since 2006, among other institutions.  Mr. Antunes has acted as an independent auditor since 1977, an expert and specialist in accounting examinations since 2005, and President of the Audit Committee of Develop São Paulo (Desenvolve SP) since May 2013.  Since July 2015, he is the alternate independent member of the Board of Directors of Petróleo Brasileiro S.A., the independent member of the Board of Directors of Petrobras Distribuidora S.A. and a member of the Audit Committee and Compensation and Succession Committee of Petróleo Brasileiro S.A.  He is a member of IBGC and was an executive officer of the Institute of Accounting, Actuary and Financial Research (Instituto de Pesquisas Contábeis, Atuariais e Financeiras - IPECAFI), the Brazilian Institute of Independent Auditors (Instituto Brasileiro de Auditores Independentes – IBRACON) and the National Association of Executives in Finance, Administration and Accounting (Associação Nacional de Executivos de Finanças, Administração e Contabilidade – ANEFAC).

Reinaldo Guerreiro.  Mr. Guerreiro has been an independent member of our board of directors since January 2007.  He holds a doctorate in Accounting and Controllership, a Master’s degree in Accounting and Controllership and a Bachelor’s degree in Accounting Sciences, all of them from the Business, Economics and Accounting School at  the University of São Paulo (Universidade de São Paulo - USP).  Currently, he is a professor and former Head of the Accounting Department at the Business, Economics and Accounting School at USP.  He is a researcher at the National Council for Scientific Development (Conselho Nacional de Desenvolvimento Científico – CNPQ), has authored books in management accounting and has published various scientific articles in domestic and international magazines.  He is a specialized consultant in financial management.  Mr. Guerreiro has worked on various projects in the areas of   financial management, costs, budget and IT in a variety of companies, such as Banco do Brasil, Caixa Econômica Federal, Previ and for the São Paulo Government - GESP.

Francisco Vidal Luna.  Mr. Luna has been an independent  member of our board of directors since April 2013.  He has a doctorate in Economics from the Business, Economics and Accounting School at the University of São Paulo (Universidade de São Paulo - USP) and is a retired professor of the same university.  In the public sector, he has served as the Secretary of Planning for the state and city of São Paulo.  He has also worked at the Treasury Department for the State of São Paulo and the Federal Planning Bureau, among other roles.  Within the private sector, Mr. Luna was Chairman and President of Banco Inter American Express S.A.  At the governmental level, he served as a member of the advisory board of the Superintendency for the Development of the Northeast (Superentendência de Desenvolvimento do Nordeste – Sudene), a member of the board of directors of BNDES; superintendent of the Planning Institute of the Federal Planning Bureau, Special Secretary for Economic Affairs of the Federal Planning Bureau.  At the state level, Mr. Luna has also been the Chairman of the Advisory Board for the division of Economic Affairs of the Secretariat of Finance of the State of São Paulo and Executive Secretary of the Board of Financial Coordination of São Paulo.  Currently, Mr. Luna is a member of the board of directors and the audit committee of Develop São Paulo (Desenvolve SP), a member of the board of directors and the audit committee of Gafisa S.A., a member of the board of directors of Tenda S.A., Chairman of the board of directors of IDBRASIL and the Afro-Brazilian Museum, a member of the board of trustees of the Father Anchieta Foundation (Fundação Padre Anchieta) and an advisory board member of the Foundation of Medical Faculty (Fundação Faculdade de Medicina – FFM).

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

The following are the names, ages, positions, dates of election and brief biographical descriptions of our board of executive officers:

Executive Officer	Age	Position	Date Elected
Jerson Kelman	68	Chief Executive Officer	June 22, 2015
Manuelito Pereira Magalhães Junior	48	Corporate Management Officer	June 22, 2015
Rui de Britto Álvares Affonso	58	Chief Financial Officer and Investor Relations Officer	June 22, 2015
Paulo Massato Yoshimoto	63	Metropolitan Region Officer	June 22, 2015
Luiz Paulo de Almeida Neto	59	Regional Systems Officer	June 22, 2015
Edison Airoldi	59	Technology, Enterprises and Environment Officer	June 22, 2015

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

Luiz Paulo de Almeida Neto.  Mr. Almeida Neto has been our Regional Systems officer since January 2011.  He holds a degree in Civil Engineering from the Polytechnic School at the University of São Paulo (Universidade de São Paulo - USP), a degree in Business Administration from the Votuporanga Educational Foundation (Fundação Educacional Votuporanga/SP) and a post‑graduate degree in Sanitary Engineering from the School of Public Health at USP.  Mr. Almeida joined us in 1979 and has worked with us as head of the Baixo Tietê Business Unit responsible for the management of areas located in the hydrographic basins of Baixo Tietê, Tietê‑Batalha, São José dos Dourados and Turvo Grande.  Mr. Almeida Neto has authored several articles.

Edison Airoldi.  Mr Airoldi has been our Technology, Enterprises and Environment Officer since June 2015.  He holds a degree in Mechanical Engineering from the Polytechnic School at the University of São Paulo (Universidade de São Paulo - USP) and a Master’s degree in Business Administration from the Foundation Institute of Administration (Fundação Instituto de Administração - FIA).  Mr. Airoldi joined us in 1981 and has worked with us as the Head of the Northern Region business unit, the Water Production business unit and the Technical and Integrated Planning Unit.

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

In 2015, 2014 and 2013, the aggregate compensation, including benefits in kind granted that we paid to members of our board of directors, board of executive officers and fiscal committee for services in all capacities were R$4.6 million, R$4.3 million and R$4.2 million, respectively.

The tables below sets forth the breakdown of the total compensation received by our directors and members of our board of executive officers and fiscal committee and other data related to their compensation for the periods indicated:

	Year ended December 31,
	2015	2014	2013
	(in thousands of R$, except where indicated otherwise)
Total compensation per administrative body
Board of directors	1,139	1,051	1,026
Board of executive officers	3,135	2,899	2,929
Fiscal committee	324	303	258
Total amount of compensation	4,598	4,253	4,213
Number of members (in individuals)
Board of directors	10	9	9
Board of executive officers	6	6	6
Fiscal committee	5	5	5
Fixed annual compensation
Salary
Board of directors	878	802	788
Board of executive officers	1,781	1,654	1,673
Fiscal committee	252	232	198
Direct and indirect benefits
Board of directors	262	250	239
Board of executive officers	833	741	690
Fiscal committee	72	71	60
Variable compensation
Bonus
Board of directors	-	-	-
Board of executive officers	521	504	566
Fiscal committee	-	-	-
Maximum amount of compensation
Board of directors	157	157	157
Board of executive officers	581	552	530
Fiscal committee	66	64	64
Minimum amount of compensation
Board of directors	96	96	96
Board of executive officers	494	481	471
Fiscal committee	64	64	17
Average amount of compensation
Board of directors	114	117	111
Board of executive officers	489	483	469
Fiscal committee	60	61	57

Profit Sharing and Pension Plans

We have established a pension and benefit fund (Fundação SABESP de Seguridade Social), or SABESPREV, to provide our employees with retirement and pension benefits.  This pension plan provides benefit payments to former employees and their families.  Both we and our employees make contributions to the pension plan under SABESPREV, which we called as plan G1. Our total contributions to the pension plan totaled R$23.7 million, R$23.0 million and R$18.4 million in 2015, 2014 and 2013, respectively.  In addition to the pension plan under SABESPREV, we are also required to pay supplemental pension payments relating to the employment contract of certain employees prior to the creation of SABESPREV, which we called as plan G0. Based on independent actuarial reports, as of December 31, 2015, our obligation under these both plans (G0 and G1) totaled R$2,832.2 million.  For further information on our pension plans see Note 20 to our financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 included elsewhere in this annual report.

Beginning in 2008, payments under the profit‑sharing plan were based both on general goals that evaluate us as a whole and on other goals that evaluate the performance our different business units.  Payments are proportionally reduced annually if the goals are not completely achieved.

We recorded profit‑sharing expenses of R$76.6 million, R$72.9 million and R$68.5 million in 2015, 2014 and 2013, respectively.  We do not have a stock‑option plan for our employees.

B.      Board Practices

The members of our board of directors are elected at an annual shareholders’ meeting to serve a renewable two‑year term.  Our next annual shareholders’ meeting will be held on April, 2017.  Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  See “Item 6.A. Directors and Senior Management—Board of Directors”.

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

Fiscal Committee (Conselho Fiscal)

Our fiscal committee, which is established on a permanent basis, consists of a minimum of three and a maximum of five members and generally meets once a month.  Our fiscal committee currently consists of five members and five alternates.  Furthermore, each member has its respective alternate.  Eight of the current members of our fiscal committee (Humberto Macedo Puccinelli, Rui Brasil Assis, Massao Fabio Oya, Joaldir Reynaldo Machado, Tomás Bruginski de Paula, José Rubens Gozzo Pereira, Maria Elvira Lopes Gimenez and Enio Marrano Lopes) were elected in the shareholders’ meeting held on April 30, 2015.  Sandra Maria Giannella was elected in the Extraordinary shareholders’ meeting held on November 10, 2015 and José Alexandre Pereira de Araújo was elected in the Extraordinary shareholders’ meeting held on January 29, 2016. The ten members of the fiscal council had their tenure renewed in the annual general shareholders’ meeting held on April 29, 2016 until the next annual general shareholders’ meeting to be held in April 2017. The primary responsibility of the fiscal committee, which is independent from management and from the external auditors appointed by our board of directors, is to review our financial statements and report on them to our shareholders.

The following are the names, ages, position, date of election and brief biographical descriptions of the current and alternate members of our fiscal committee:

Fiscal Committee Members	Age	Position	Date Elected
Humberto Macedo Puccinelli	58	Member	April 30, 2015
Joaldir Reynaldo Machado	67	Member	April 30, 2015
José Alexandre Pereira de Araújo	44	Member	January 29, 2016
Rui Brasil Assis	61	Member	April 30, 2015
Massao Fabio Oya	34	Member	April 30, 2015
Tomás Bruginski de Paula	55	Alternate	April 30, 2015
José Rubens Gozzo Pereira	68	Alternate	April 30, 2015
Enio Marrano Lopes	54	Alternate	April 30, 2015
Sandra Maria Giannella	59	Alternate	November 10, 2015
Maria Elvira Lopes Gimenez	45	Alternate	April 30, 2015

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

Joaldir Reynaldo Machado.  Mr. Machado has been a member of our fiscal committee since April 2015.  He holds a degree in Economics from the School of Economics, Administration and Accounting of the University of São Paulo (Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo – FEA USP).  Currently, he is the Chief of Staff of the Sanitation and Water Resources Secretariat State of São Paulo.  He worked as a Chief of Staff of the Economy and Planning Secretariat State of São Paulo (2007-2013), Chief of the Economy and Planning Secretariat State of São Paulo (2003), Coordinator of Planning and Evaluation of the Economy and Planning Secretariat State of São Paulo (1998-2003), Advisor of the EMPLASA Executive Board (1992-1994), executive of the Finance Departament of our Company (1991-1992), Chief of Staff of Environment State Secretariat State of São Paulo (1987-1991) and has also worked for SEADE Foundation (1979-1987).

José Alexandre Pereira de Araújo. Mr. Pereira de Araújo has been a member of our fiscal committee since January 2016.  He holds a business administration degree from the Pontifical University of Campinas (Pontifícia Universidade Católica de Campinas - PUC-Campinas) and specializations in Business Management and Public Management from the State University of Campinas (Universidade Estadual de Campinas – UNICAMP) and Foundation of Sociology and Politics (Fundação Escola de Sociologia e Política – FESP).  He was the Government Manager of the State of São Paulo’s Superintendence of the Banco do Brasil between 1998 and 2002,  the Chief of Staff of the Center for Studies and Research of the Municipal Administration – CEPAM, between 2003 and 2005, the Chief of Staff of the Secretariat of City Management of the city of São Paulo between 2005 and 2007, the Executive Secretary of the Council of Real Estate Patrimony of the Mayor’s Office of São Paulo between 2005 and 2007, the Chief of Staff of Public Management of the government of the state of São Paulo between 2007 and 2008, the Director of the Poupatempo between 2008 and 2010, and the Director of Business Management of the Official Press of the government of the state of São Paulo between 2011 and 2014.  Currently, he is the Adjunct Secretary of the Planning and Management Secretariat of the government of the state of São Paulo.  Besides SABESP, he has not served in any administrative position in any other publicly traded company.

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

Massao Fabio Oya.  Mr. Oya has been a member of our fiscal committee since April 2015.  He holds a degree in Accounting from the Father Anchieta Foundation (Fundação Padre Anchieta) and a Master’s degree in Financial Management and Controllership from the Father Anchieta Institute.  He is a partner of Solução Governança Corporativa e Consultoria Ltda., a company which provides business advisory services in the corporate, accounting and corporate governance areas.  He is a sitting member of Companhia Paranaense de Energia – COPEL, Pettenati Indústria Têxtil S.A., Companhia Providência Ind. e Com. S.A., Cristal Pigmentos do Brasil S.A., WLM Indústria e Comércio S.A. and Bicicletas Monark S.A.  He was a sitting member of the Fiscal Councils of Companhia de Saneamento do Parana – Sanepar, between 2011 and 2012, TIM Participações S.A. between 2011 and 2012, Banco do Estado do Rio Grande do Sul S.A. – Banrisul, in 2011, Wetzel S.A., between 2011 and 2012, Bardella S.A. – Indústrias Mecânicas between, 2013 and 2015, and General Shopping S.A., between 2012 and 2013.

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

Sandra Maria Giannella.  Ms. Gianella has been a member of our fiscal committee since November 2015. She holds a degree in Economics from the Armando Álvares Penteado Foundation (Fundação Armando Álvares Penteado – FAAP), in Business Administration from the Mackenzie Presbyterian University (Universidade Presbiteriana Mackenzie) and a specialization in Financial Management from the Getulio Vargas Foundation (Fundação Getulio Vargas - FGV-SP).  She has been a public employee of the state of São Paulo since 1978 and has held several leadership positions throughout her career. Currently, she coordinates the Advisory of Business Management of the government of the state of São Paulo and is the Executive Secretrary of the Management Committee of the State and City of São Paulo, the committee responsible for the management of the basic sanitation service provision contract between SABESP and the city of São Paulo.  Since 1991, she has been the fiscal counselor of several controlled by the state of São Paulo, such as the Companhia do Metropolitano de São Paulo – Metrô, Desenvolvimento Rodoviário S.A. – DERSA, Companhia Energética de São Paulo – CESP, Elektro, Companhia Paulista de Parcerias – CPP, and us.

Maria Elvira Lopes Gimenez.  Mrs. Gimenez has been an alternate member of our fiscal committee since April 2015.  She holds a degree in Economics from the Santana University of São Paulo (Faculdade Santana São Paulo) and currently holds the position of financial assistant of the Board of Executive Officers at Solução Governança Corporativa e Consultoria Ltda.  She is also alternate member of the Fiscal Council at Companhia Providência Ind. e Com. S.A., WLM Indústria e Comércio S.A. and Cristal Pigmentos do Brasil S.A.  Mrs. Gimenez was the financial assistant of the Board of Executive Officers at Guardyannet Serviços de Traduções Ltda.

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

Under our bylaws, the resolutions of our regulatory affairs committee shall be binding and our executive board shall be entitled to implement them in the scope of its jurisdiction.  Meetings of our regulatory affairs committee are held at least once a month, if ordinary, and when extraordinary can be called by any of our committee’s members.  In 2015, no meetings of the Regulatory Affairs Committee were conducted due to the redirectioning of efforts of our Board of Executive Officers and other members of our Company in the efforts to mitigate the effects of the water crisis.

C.      Employees

As of December 31, 2015, we had 14,223 full‑time employees.  In 2015, we had an average of 949 interns and 530 apprentices (aprendizes), as defined by Federal Law No. 10,097/2000, dated December 19, 2000, as amended.

The following table sets forth the number of our full‑time employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2015	2014	2013
Number of employees by category of activity:
Projects and operations	9,489	9,788	9,983
Administration	2,211	2,381	2,443
Finance	440	466	455
Marketing	2,083	2,118	2,134
Number of employees by corporate division:
Head office	1,377	1,481	1,510
São Paulo metropolitan region	6,612	6,715	6,856
Regional Systems	6,234	6,557	6,649
Total number of employees	14,223	14,753	15,015

The average tenure of our employees is approximately 18 years.  We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security.  We believe that our relations with our employees are generally satisfactory.

Approximately 75% of all our employees are members of unions.  The five main unions that represent our employees are (i) the Union of Workers in Water, Sewage and Environment of the State of São Paulo ‑ SINTAEMA, (ii) workers union of Santos Urban Industries, Baixada Santista region, South Coast and Vale Ribeira ‑ SINTIUS, (iii) the Union of Engineers of the State of São Paulo ‑ SEESP, (iv) the Union of Attorneys of the State of São Paulo ‑ SASP and (v) the Union of Industrial Technicians of the State of São Paulo – SINTEC.

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

The collective bargaining agreement signed in 2015 resulted in: (i) a salary increase of 8.29% (which corresponds to the inflation adjustment for the period plus a 1.01% real adjustment); (ii) the readjustment of 10% in the values of the meal vouchers and monthly food stipend; (iii) a readjustment of 8.29% for the remaining benefits; (iv) maintenance of the clause that guarantees the employment of 98% of our employees according to the 2014/2015 collective bargaining agreement; and (iv) maintenance, in an exceptional character, of the Christmas food stipend.

We experienced a two day strike in 2013, which did not interrupt the essential services that we provide.  In 2015, 2014 and 2012 there were no strikes.  Under Brazilian law, our non‑administrative employees are considered “essential employees” and, therefore, are limited in their right to strike.

D.      Share Ownership

As of April 30, 2016, none of our directors and executive officers owned any of our common shares.  See “Item 7.A. Major Shareholder” for more information.

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

The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of April 30, 2016:

	Common shares
	Shares	%
State of São Paulo	343,524,285	50.3%
Directors and executive officers of Sabesp	-	-
Others	339,985,584	49.7%
Total(1)	683,509,869	100.0%

(1)     As of April 30, 2016, 29.9% of our outstanding common shares were held by 4,211 registered shareholders in Brazil.

As of April 30, 2016, 19.8% of our outstanding common shares were held in the United States, in the form of ADSs.  According to the ADS depositary’s records, which contain information regarding the ownership of our ADSs, there were, in March 2016, 34 record holders of ADSs in the United States.

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

Rendering Services

We provide water and sewage services to the federal government, state and municipal governments and government entities in the ordinary course of our business.  Gross revenue from sales to the State, including State entities, totaled R$357.5 million in 2015, R$412.0 million in 2014 and R$449.1 million in 2013.  Our accounts receivable from the State for water supply and sewage services totaled R$66.3 million and R$50.8 million, as of December 31, 2015 and 2014, respectively.  In addition, as required by law, we invest our cash and cash equivalents with government financial institutions.

Payment of Pensions

Pursuant to a law enacted by the State, certain former employees of some State owned companies that provided services to us in the past and later merged to form our Company acquired a legal right to receive supplemental pension benefit payments.  These rights are referred to as “Plan G0”.  These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor.  In 2015, 2014 and 2013, we made payments to former employees of R$158.9 million, R$149.9 million and R$140.1 million, respectively, in respect of Plan G0.  The State made reimbursements in 2015, 2014 and 2013 in the amounts of R$121.7 million, R$112.5 million and R$111.0 million, respectively.

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

On December 28, 2007, we and the State entered into a second amendment to the December 2001 agreement, pursuant to which the State agreed to pay (i) the outstanding balance under the first amendment, in the amount of R$133.7 million (as of November 30, 2007), in 60 consecutive monthly installments, beginning on January 2, 2008, and (ii) the amount of R$236.1 million relating to part of the accounts overdue and unpaid from March 2004 through October 2007 regarding the provision of water supply and sewage collection services.  As part of this amendment, we agreed to pay during the period from January through March 2008 the outstanding balance of dividends in the amount of R$400.8 million, in the form of interest on shareholders’ equity, due from March 2004 through December 2006.  We paid these amounts as agreed.  Under the second amendment, dividends payable by us are no longer required to be applied to offset accounts receivable from the State, and as a result, we are currently unable to determine the amount, if any, of the declared dividends that the State will apply to current and future accounts receivable owed to us by the State or its entities.  In addition, pursuant to the second amendment, we and the State agreed on complying with certain mutual obligations relating (i) to the improvement of payment processes and budget management procedures; (ii) the rationalization of the use of water and the volume of water and sewage bills under the responsibility of the State; (iii) the recording of government entities with accounts overdue in a delinquency system or reference file; and (iv) the possibility of interrupting water supply to these entities in case of non‑payment of water and sewage bills.  Finally, this second amendment did not amend the provisions of the December 2001 agreement regarding the supplemental retirement and pension benefits we paid from March 1986 through November 2001 on behalf of the State to former employees of the State‑owned companies that merged to form our Company.

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

The principal amount will be paid in 180 installments, as follows:

•         The first 24 installments was settled by an immediate transfer of 2,221,000 preferred shares issued by the São Paulo Company of Electric Power Transmission (Companhia de Transmissão de Energia Elétrica Paulista – CTEEP), totaling R$87.2 million, based on the share closing price as of March 17, 2015; and

•         The amount of R$609.1 million will be adjusted by the IPCA until the date when the payments start and will be paid in cash in 156 monthly installments beginning on April 5, 2017.  When payments begin, installments will be adjusted by IPCA plus simple interest of 0.5% per month.

Given that the lawsuit regarding the transfer of the reservoirs is pending final and unappealable court decision, the agreement also provides for the following:

•         If transfer is possible and the reservoirs are effectively transferred to us and registered at the authority’s office, we will reimburse to the State the amounts paid in replacement of the reservoirs (principal amount) in 60 monthly installments adjusted by IPCA until the payment date of each installment; and

•         If the transfer of the reservoirs is not possible, the State will pay us, in addition to the principal amount, the inflation adjustment credit in the amount of R$316.0 million in 60 installments, following payment of the principal amount.  The amount will be adjusted based on IPCA at the start date of payments and, as of that date, IPCA will be incurred plus 0.5% simple interest rate/month over the amount of each installment.

In addition to the Undisputed Reimbursement Amount, there is an outstanding balance relating to the Disputed Reimbursement Amount. As of December 31, 2015, the Disputed Reimbursement Amount, amounted to R$855.1 million, but due to the uncertainty regarding the recovery of the amount our management decided not to recognize the reimbursements.  See Note 10 to our financial statements as of December 31, 2015 and 2014 and for the year ended December 31, 2015, 2014 and 2013 regarding the Disputed Reimbursement Amount.  We and the State have agreed that the dispute relating to the Disputed Reimbursement Amount will not prevent us from carrying out the commitments made in the December 2001 agreement.

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

Finally, the third amendment to the December 2001 agreement established that the Public Attorney’s Office of the State of São Paulo, or the Public Attorney’s Office, would issue a revised interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount.  At that time, we believed that the Public Attorney’s Office would issue a revised interpretation which would have helped us bring the negotiations with the State to a conclusion.  However, contrary to our expectations, the Public Attorney’s Office interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount refuted the reimbursement of the largest portion of this amount.  As of December 31, 2015, we had made a provision of R$2,166.9 million in our pension obligations accounts in respect of the pension benefit obligation of Plan G0.

Even though the negotiations with the State are still progressing, we cannot assure you that we will recover the receivables related to the Disputed Reimbursement Amount (amount not recorded in our financial statements since it is a contingent asset).

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

In application of the convênio, we executed a separate contract with the State and the city of São Paulo, also dated June 23, 2010, to regulate the provision of these services for the following 30 years.  The principal terms of this contract are as follows:

•         The total investment stated in the contract must be equal to 13% of gross revenues from the provision of services to the city of São Paulo, net of the taxes on revenues.

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

Agreements with Lower Tariffs

We have entered into agreements with public entities, including State entities and municipalities, which manage approximately 7,014 properties.  Under these agreements, these public entities pay a different tariff which is approximately 25.0% lower than the tariff that applies for the public entities that have not entered into these agreements, provided such entities implement our Program for Rational Use of Water (Programa de Uso Racional da Água – PURA), which has a fixed target for reduction or maintenance of water consumption, according to technical evaluations carried out by us.  These agreements are valid for a 12‑month term with automatic renewal for equal periods.  Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

Personnel Assignment Agreement among Entities Related to the State Government

We have personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed.  The expenses related to personnel assigned by us to other state government entities in 2015, 2014 and 2013 amounted to R$10.5 million, R$9.7 million and R$12.9 million, respectively.

The expenses related to personnel assigned by other entities to us totaled R$0.3 million in 2015, R$0.5 million in 2014, and R$1.0 million in 2013.

Services Obtained from State Government Entities

As of December 31, 2015 and 2014, we had an outstanding amount payable of R$2.2 million and R$1.6 million, respectively, for services rendered by São Paulo State government entities, including the supply of electric power by the Energy Company of São Paulo (Companhia Energética de São Paulo –CESP).

Non‑operating Assets

We lend land, free of charge, to DAEE.  Such non‑operating assets totaled R$1.0 million as of December 31, 2015 and 2014.

Transactions with SABESPREV Pension Fund

SABESPREV is a pension fund we established to provide our employees with retirement and pension benefits.  The assets of SABESPREV are independently held, but we nominate 50.0% of SABESPREV’s board of directors, including the chairman of the board, who has the deciding vote pursuant to the applicable legislation.  Both we and our employees make contributions to SABESPREV pension plans.  We contributed R$9.5 million, R$8.9 million and R$8.4 million in 2015, 2014 and 2013, respectively, in the defined contribution plans and R$23.7 million, R$23.0 million and R$18.3 million, respectively, in the defined benefit plans.  On May 29, 2001, a federal law was enacted which, among other provisions, limits the amount mixed capital companies, like us, may contribute to their pension plans.  Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of these plans.

Our original pension plan (the Defined Benefit Plan) has an actuarial deficit.  We have commenced studies to manage this deficit and have also created a new, defined contribution plan, SABESPREV Mais.  Our new plan was approved by Previc in June 2010, after which our old plan stopped accepting new members.  Contributions to the new plan are also shared between plan members and Sabesp, and benefits are established based on the balance of the individual member’s account when payment on his or her benefit begins.  This balance consists of contributions and profitability obtained when applying resources.  We intended to have members of the old plan migrate their reserves to the new plan.  This migration was interrupted by a judicial order as a result of proceedings brought by representative entities for our employees and ex‑employees.  In October 2010, the judge presiding over the case pronounced in an interim decision that people and reserves were not allowed to migrate between the plans until a further decision was made.  This decision also prevents the plan from charging contributions to account for the deficit for those who remained covered by the original plan.  In September 2012, the judge presiding over the case ordered a financial expert inspection and in early 2013 a financial expert was appointed to the case.  The results of this inspection were unfavorable to the representative entities for our employees and ex‑employees and in 2015 the proceeding was dismissed, revoking the interim decision made in October 2010.

Compensation of Management

The compensation paid by us to the members of our board of directors, board of executive officers and fiscal committee amounted to R$4.1 million, R$3.8 million and R$3.4 million in 2015, 2014 and 2013, respectively, and it refers to salaries and other short‑term benefits management.  An additional R$0.5 million, R$0.5 million and R$0.6 million related to the bonus program was accrued to executive officers in 2015, 2014 and 2013.

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

The contracts signed with SPEs Águas de Andradina S.A. and Águas de Castilho S.A. were settled.  Other agreements signed with Aquapolo Ambiental S.A. on March 30, 2012 and Attend Ambiental on May 9, 2014, remain with the same features, according to the table below:

Companies	Credit limit	Principal disbursed	Interest balance	Total	Interest rate	Maturity
Attend Ambiental	5,400	5,400	1,757	7,157	SELIC + 3.5% p.a.	(i)
Aquapolo Ambiental	5,629	5,629	4,710	10,339	CDI + 1.2% p.a.	04/30/2016 (ii)
Aquapolo Ambiental	19,000	19,000	8,793	27,793	CDI + 1.2% p.a.	10/30/2015 (ii)
Total	30,029	30,029	15,260	45,289

*         Loan for use agreement with Attend Ambiental has a mature date of 180 days, counted from the date of availability of the amount in the account of the borrower, renewable for the same period.  The credit facility is overdue as of May 11, 2015 and is subject to contractual default charges, which include a monetary update considering the variation in the Market General Price Index (Índice Geral de Preços do Mercado, or IGP-M), 2% penalty fee and interest on arrears of 1% per month. This contract is currently being renegotiated among the parties.

*         The loan agreement maturing on April 30, 2015, has been amended, extending its maturity to October 30, 2015. We are currently renegotiating with Aquapolo Ambiental S.A. the payment and maturity terms of both loan agreements.

As a result of renegotiations, the amounts of R$30.0 million for principal and R$15.3 million for interest, which were recognized in current assets as “Other receivables”, were reclassified to noncurrent assets as “Other receivables”, until new payment terms are agreed upon.  As of December 31, 2015, the balance of principal and interest of these contracts is R$45.3 million. In 2015, financial income was impacted by R$10.1 million.

Pró-Conexão

In 2012, the State of São Paulo approved a project to subsidize connections to the sewage system for low‑income families.  Initially intended to last 8 years, the project involves capital expenditures of up to R$349.5 million of which 80% will be provided by the State government and 20% by us.  In this period we expect that this program will create 192 thousand new sewage connections benefiting approximately 800 thousand people.

As of December 2015 we completed approximately 23 thousand sewage connections, of which 1,107 were completed in 2015, with total investments worth R$2.3 million.  We believe that this program will increase the efficiency of our other sewage collection programs and help improve water quality in the region’s rivers and basins as well as improve quality of life for low‑income families.

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

Although we are not able to predict the final outcome of these lawsuits, we believe that the outcome, if unfavorable to us, may have a material adverse effect on us. We classify certain of these proceedings as probable loss and possible loss. As of December 31, 2015 we have provisioned R$82.6 million for the matters classified as probable losses.

Other Legal Proceedings

The Civil Entity Coordination Committee of Piracicaba  on December 30, 2003  filed a civil public action against us, the National Water Agency and the State of São Paulo Treasury Department seeking, among other claims for relief:  (i) the termination of use of 31 m3/s of water from one of the municipality’s reservoirs; (ii) the creation of a schedule to regulate water use and withdrawal from the Piracicaba river basin by the Cantareira system to eliminate possible damage to populations downstream; and (iii) the development of an environmental impact study on the Cantareira system evaluating the impact of water use and withdrawal on the various basins that constitute the system.  In August 2012, this civil public action was decided favorably for us in two lower courts, and the plaintiff’s appeal to a higher court seeking special and extraordinary recourse was denied based on inadmissibility.  We are currently awaiting a court decision on the action brought by the plaintiff against the decisions of inadmissibility cited.  The amount involved in this proceeding as of December 31, 2015 is R$22.7 billion. We have assessed the risk of loss as remote, and accordingly have not made any provisions.

The Public Prosecutor’s Office of the State of São Paulo on November 30, 2012 filed a civil public action against us seeking:  (i) the nullification of the contract we entered with the Municipality of São Paulo on June 23, 2010 regarding the service of water supply and sewage services; (ii) our exclusion from BM&FBovespa’s Corporate Sustainability Index; and (iii) sewage treatment coverage of the entire Municipality of São Paulo by 2018.  The plaintiff’s request for an injunction was denied, and the courts maintained this decision after we presented our defense.  On November 18, 2014, the case was dismissed in the first instance, and the plaintiff then appealed this dismissal.  We are currently waiting the court’s ruling on the appeal.  The amount involved in these proceedings is R$14.5 billion as of December 31, 2015.  We have assessed the risk of loss as remote, and accordingly have not made any provisions.

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

We are required to maintain a legal reserve, to which we must allocate 5.0% of net profits for each fiscal year until the amount for such reserve equals 20.0% of our paid‑in capital.  However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30.0% of our capital.  Net losses, if any, may be offset against the legal reserve.  As of December 31, 2015, 2014 and 2013 the balance of our legal reserve was R$785.0 million, R$758.1 million and R$713.0 million, respectively, which was equal to 7.8%, 12.2% and 11.5%, respectively, of our capital.

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

Under Brazilian Corporate Law, any company may authorize in its bylaws the creation of a discretionary reserve.  Bylaws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve.  We may also allocate a portion of our net profits for discretionary allocations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by our shareholders.  Under Law No. 10,303/2001 of October 31, 2001, as amended, capital budgets for more than one year must be revised at each annual shareholders’ meeting.  After completion of the relevant capital projects, we may retain the allocation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings.  As of December 31, 2015, 2014 and 2013 we had an investment reserve of R$3,273.6 million, R$2,914.0 million and R$5,980.5 million, respectively.

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

Dividends and interest on shareholders’ equity over the minimum established in a company’s bylaws are recognized when approved by the shareholders in the general meeting.  Consequently, the amounts recognized as of December 31, 2015 correspond to the minimum established by law of 25.0% of the net income and the difference of R$149.9 million will be recorded in 2016 after the annual shareholders’ meeting.

Distributions of dividends

The following table sets forth the distributions of dividends that we made to our shareholders in respect of our 2015, 2014 and 2013 earnings.  All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Year ended December 31,	Aggregate amount distributed	Payment Dates	Payment per share	Payment per ADS
	(in millions of reais)			(in reais)
2015	149.9	*	0.22	0.22
2014	252.3	June 29, 2015	0.37	0.37
2013	537.5	June 27, 2014	0.79	0.79

*         We recorded dividends in the amount of R$127.4 million, which pursuant to our bylaws is our minimum dividend amount.  The dividends will be paid until 60 days after the annual general meeting, which was held on April 29, 2016.

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

ITEM 9.            THE OFFER AND LISTING

A.      Offer and Listing Details

Market Price of Common Shares

Our common shares have been listed on the BM&FBOVESPA under the symbol “SBSP3” since June 4, 1997 and, starting on April 24, 2002, have been included in the Novo Mercado segment of that exchange.  As of December 31, 2015, we had 4,185 registered holders of common shares.

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

	Reais per common share		U.S. dollar equivalent per ADS(1)
	Low	High	Low	High	Average daily trading volume
2016
January	16.62	21.32	4.11	5.27	1,551,121
February	20.70	23.12	5.19	5.84	1,884,174
March	22.36	24.20	6.02	6.70	2,696,605
April	22.77	26.51	6.20	7.58	3,208,250
2015	13.25	20.29	5.10	5.45	1,341,147
First quarter	13.25	19.40	5.10	6.10	1,474,031
Second quarter	15.74	19.65	5.07	6.46	1,314,025
Third quarter	14.50	18.99	4.09	5.92	1,273,028
Fourth quarter	16.00	20.29	4.02	5.45	1,306,283
2014	15.98	25.96	5.83	10.83	1,432,670
First quarter	19.61	25.96	8.37	10.83	1,605,502
Second quarter	19.60	24.35	8.81	10.81	1,386,168
Third quarter	19.30	23.97	8.47	10.78	1,398,368
Fourth quarter	15.98	20.50	5.83	8.07	1,343,589
2013	19.55	32.13	8.15	15.95	1,373,958
First quarter	85.00	96.40	41.90	47.87	557,193
Second quarter(2)	20.40	31.38	9.06	15.66	1,755,594
Third quarter	19.55	23.96	8.15	10.76	1,719,845
Fourth quarter	21.40	26.55	9.70	11.28	1,401,226
2012	50.42	92.48	53.97	91.52	409,457
First quarter	50.42	69.66	53.97	76.46	372,200
Second quarter	68.50	77.32	74.85	74.48	321,627
Third quarter	75.67	92.48	74.51	91.52	417,208
Fourth quarter	80.54	90.50	76.98	89.40	534,115
2011	39.00	52.78	48.75	56.80	258,827
First quarter	40.10	47.00	47.91	57.71	282,548
Second quarter	45.00	49.50	56.39	60.75	267,042
Third quarter	39.00	48.03	48.75	61.43	245,275
Fourth quarter	43.03	52.78	45.75	56.80	241,197

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

The table below sets forth, for the periods indicated, the reported high and low closing prices for our ADSs on the NYSE.

	Price in U.S. dollars per ADS
	Low	High	Average daily trading volume
2016
January	4.07	5.31	1,763,648
February	5.11	5.81	1,899,861
March	5.72	6.64	2,514,464
April	6.12	7.64	4,177,490
2015	3.57	6.56	2,300,672
First quarter	4.86	6.39	2,987,516
Second quarter	5.00	6.56	2,212,398
Third quarter	3.57	5.93	2,299,456
Fourth quarter	3.88	5.38	1,734,132
2014	5.86	10.93	2,554,714
First quarter	8.39	10.83	2,781,129
Second quarter	8.86	10.93	2,281,039
Third quarter	8.11	10.86	2,197,585
Fourth quarter	5.86	8.56	2,965,438
2013	41.60	48.63	490,280
First quarter(1)	9.33	15.88	1,649,436
Second quarter(2)	8.38	10.82	2,055,875
Third quarter	9.76	11.45	1,725,844
Fourth quarter	41.60	48.63	490,280
2012	56.62	91.48	311,242
First quarter	56.62	76.86	325,938
Second quarter	68.90	80.18	328,410
Third quarter	74.49	91.48	316,824
Fourth quarter	78.16	88.35	321,333
2011	46.35	62.63	263,370
First quarter	48.60	58.74	297,927
Second quarter	56.91	62.63	284,122
Third quarter	46.35	62.07	263,200
Fourth quarter	46.74	56.66	215,152

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

Investment Reserve

Our investment reserve is comprised specifically of internal funds for expansion of water and sewage service systems.  As of December 31, 2015, we had an investment reserve of R$3,273.6 million.

Legal Reserve

Under Brazilian Corporate Law, we are required to record a legal reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20.0% of paid‑in capital.  Any accumulated deficit may be charged against the legal reserve.  As of December 31, 2015, the balance of our legal reserve was R$785.0 million.

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

Any other gains assessed on the disposition of the common shares that are not carried out on the Brazilian stock exchange are subject to income tax at a rate of 15%, except for Nil or Low Taxation Jurisdiction, which, in this case, would be subject to income tax at a rate of 25%.  Law No. 13.259 of March 17, 2016 increased the income tax rates applicable to gains derived by Brazilian individuals up to 22.5% and, such increase, applicable as of January 2017, may also affect non-Brazilian Holders.  Non-Brazilian Holders should consult with their own tax advisors regarding the consequences of Law 13.259/2016.   In case these gains are related to transactions conducted on the Brazilian non‑organized over‑the‑counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset with the eventual income tax due on the capital gain.

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

Sale of ADSs by non-Brazilian holder to another non-Brazilian holder

Gains realized outside Brazil by a non‑Brazilian holder on the disposition of ADSs to another non‑Brazilian holder are not currently subject to Brazilian tax.  As mentioned above, according to Law No. 10,833/2003 of December 2003, or Law No. 10,833, the disposition of assets located in Brazil by a non‑Brazilian holder, whether to other non‑Brazilian holder or Brazilian holders, may become subject to taxation in Brazil.  Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law no. 10,833, considering the general and unclear scope of it and the lack of definitive judicial court ruling to act as the leading case in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

In case the ADSs are considered assets located in Brazil, gains on disposition of ADSs by a non‑Brazilian holder to a resident in Brazil or even to a non-Brazilian resident may be subject to income tax in Brazil according to the rules described below for ADSs or the tax rules applicable to common shares, as applicable.

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

In September 2015, the Brazilian government enacted Provisional Measure 694 which aims at increasing the rate of the Brazilian withholding tax to 18%.  Thus, if such Provisional Measure is approved by the Brazilian Congress in 2016, as of 2017 payments made of interest attributed to shareholders’ equity with respect to common shares or ADSs will be subject to Brazilian withholding income tax at rates of 18% or 25%, in case of a Nil or Low Taxation Jurisdiction holder.

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

Provisional Measure 694 also changed the limit applicable to the calculation of the interest attributed to shareholders’ equity.  According to the new law, interest rates are limited to the lowest of the daily pro rata variation of the Federal Government’s long-term interest rate or the rate of 5% per year.

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

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to various market risks, in particular, foreign currency risk and interest rate risk.  We are exposed to foreign currency risk because a substantial portion of our financial indebtedness is denominated in foreign currencies, primarily the U.S. dollar, while we generate all of our net operating revenues in reais.  Similarly, we are subject to interest rate risk based upon changes in interest rates, which affect our net financial expenses.  For further information on our market risks, see Note 5 to our financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 included elsewhere in this annual report.

Exchange Rate Risk

As of December 31, 2015 and 2014, R$6,617.8 million and R$4,346.3 million, or 50.4% and 40.3%, respectively, of our debt obligations were denominated in foreign currencies.  As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations.

Exchange Rate Sensitivity

We estimate that the potential loss to us in connection with U.S. dollar and yen-denominated debt that would have resulted as of December 31, 2015, 2014 and 2013 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar and yen against the real would have been approximately R$66.2 million, R$43.5 million and R$37.0 million, respectively.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$661.8 million, R$434.6 million and R$369.9 million as of December 31, 2015, 2014 and 2013, respectively.

The fluctuation of the real in relation to the U.S. dollar and yen for the years ended December 31, 2015, 2014 and 2013 were as follows:

	Year ended December 31,
	2015	2014	2013
	(in percentages)
Depreciation (appreciation) of the real in relation to the U.S. dollar	47.0	13.4	14.6
Depreciation (appreciation) of the real in relation to the yen	46.0	(0.4)	(5.9)

We have not contracted derivative financial instruments in the years ended December 31, 2015, 2014 and 2013.

For further information regarding foreign currency risk, see Note 5.1(a) of our 2015 financial statements.

As of December 31, 2015, 2014 and 2013, we had no short‑term indebtedness outstanding, other than the current portion of long‑term debt.

Interest Rate Risk

As of December 31, 2015 and 2014, R$1,504.8 million, or 11.5%, and R$1,585.2 million, or 14.7%, respectively, of our total debt outstanding balance denominated in reais was based on variable rates of interest based on the UPR, which is equivalent to the TR.  In addition, as of December 31, 2015 and 2014, R$1,651.1 million, or 12.6%, and R$1,752.3 million, or 16.2%, respectively, of our total debt denominated in reais was subject to interest rates based on the CDI.  As of December 31, 2015 and 2014, R$2,938.6 million and R$1,967.1 million, respectively, of our foreign-currency denominated debt was based on the IADB and the IBRD variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

As of December 31, 2015 and 2014, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the IADB or IBRD variable rates.  However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government.  We invest these excess funds, which totaled R$1,562.0 million and R$1,604.8 million as of December 31, 2015 and 2014, respectively, mainly in short-term instruments.  As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn interest based on the CDI.  In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$131.2 million, R$107.9 million and R$94.5 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities as of December 31, 2015, 2014 and 2013, respectively, had occurred.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 1000 basis points change in these interest rates would have resulted in losses of approximately R$1,312.2 million, R$1,078.6 million and R$945.0 million as of December 31, 2015, 2014 and 2013, respectively.  This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year, as applicable, and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities.

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

The tables below provide information about our interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2015.  For the foreign currency denominated obligations, these amounts have been converted at the selling rates as of December 31, 2015 and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

	As of December 31, 2015
	Expected maturity date
	2016	2017	2018	2019 and after	Total	Average annual interest rate
	(in millions, except percentages)
Assets
Cash equivalents denominated in reais	1,562.0	-	-	-	1,562.0

Liabilities
Long‑term debt (current and noncurrent portion)
Floating rate, denominated in reais indexed by TR or UPR	103.0	100.5	103.9	1,197.4	1,504.8	9.8%
Floating rate, denominated in reais indexed by TJLP	130.1	146.6	146.6	695.5	1,118.8	8.9%
Floating rate, denominated in reais indexed by IPCA	103.2	42.1	358.3	1,190.6	1,694.2	17.1%
Floating rate, denominated in reais indexed by CDI	276.8	736.1	393.8	244.5	1,651.2	16.2%
Fixed rate, denominated in reais	12.0	22.5	23.6	476.7	534.8
Floating rate, denominated in U.S. dollars	248.3	314.9	215.9	2,148.7	2,927.8	2.3%
Fixed rate, denominated in Yen	82.4	72.3	73.7	1,528.5	1,756.9	1.6%
Fixed rate, denominated in U.S. dollars	570.5	-	-	1,362.6	1,933.1	3.4%
Total long‑term debt	1,526.3	1,435.0	1,315.8	8,844.5	13,121.6	7.8%

UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to TR, which was 0.2250% per month as of December 31, 2015; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 14.14% per annum as of December 31, 2015; IGP-M was 10.54% per annum as of December 31, 2015; TJLP stands for Long-term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 7.0% per annum as of December 31, 2015.

The percentage of our indebtedness subject to fixed and floating interest rate is as follows:

	As of December 31,
	2015	2014	2013
Floating rate debt:
Denominated in U.S. dollars	22.3%	18.1%	16.0%
Denominated in reais	45.5%	55.2%	56.8%
Fixed rate debt:
Denominated in reais	4.1%	4.5%	4.0%
Denominated in Yen	13.4%	10.0%	9.9%
Denominated in U.S. dollars	14.7%	12.2%	13.3%
Total	100.0%	100.0%	100.0%

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.      Debt Securities

Not applicable.

B.      Warrants and Rights

Not applicable.

C.      Other Securities

Not applicable.

D.      American Depositary Shares

In the United States, our common shares trade in the form of ADS.  Following a ratio change effected on January 24, 2013, each ADS represents one common share of our company.  Following a stock split which took place on April 25, 2013, we issued two new ADSs for each ADS currently trading and distributed them to our holders on April 29, 2013. The ADSs are issued by The Bank of New York Mellon, as Depositary pursuant to a Deposit Agreement.  The ADSs commenced trading on the NYSE on May 10, 2002.

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

Reimbursement of Fees Incurred in 2015

From January 1, 2015 to December 31, 2015, we received reimbursements in the amount of US$1.5 million for standard out‑of‑pocket maintenance costs for the ADRs, any applicable performance indicators relating to the ADR facility, marketing fees and legal fees.

 Part II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

A.      Disclosure Controls and Procedures

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13a‑15(e), as of the year ended December 31, 2015.

As a result of this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were both designed and effective at the reasonable assurance level as of December 31, 2015, that the information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial and Investor Relations Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2015 based on the criteria established in “Internal Control —Integrated Framework” issued by COSO in 2013.

As a result of the assessment described above, our management concluded that as of December 31, 2015, we did maintain effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by COSO in 2013.

Our external auditors identified a material weakness in our internal controls over financial reporting related to our control over the interpretation and application of the accounting treatment for the acquisition of a 30-year concession awarded to Sabesp by the Municipality of Santos in 2015.  Our external auditors proposed an adjustment during the performance of their 2015 interim procedures to correct the accounting treatment. This adjustment was recorded in our annual financial statements for the year ended December 31, 2015.

The transaction and related accounting involved certain unpaid court judgments owed by Santos to us, which were the subject of a settlement agreement between Santos and us at the time of the award of the concession.  The debt owed to us by the Municipality of Santos had previously been accounted for as an impaired accounts receivable. This transaction was unusual, both in terms of the economic settlement with Santos and due to specific regulations that apply to Sabesp. Indeed, because Santos is the anchor concession city for the metropolitan region of Baixada Santista, the economic characteristics of this case are so unique that our Management does not foresee that the same methodology would be applied in the future.

Our Management believes that alternative interpretations are possible regarding the accounting treatment.  On the basis of the amount involved, our Management did not consider the related adjustment to be material. Furthermore, this transaction was subject to our regular approval and control process.

Consequently, our Management does not believe there is a control deficiency or a material weakness in the design or operation of our internal control over financial reporting related to this transaction.

Our Management’s conclusion was later confirmed by the opinion of a renowned accountancy advisory firm in Brazil that we retained in early 2016 to provide an opinion on this matter.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued an adverse audit report on the effectiveness of our internal control over financial reporting.  That report is included below.

C.      Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders, Board of Directors and Management of Companhia de Saneamento Básico do Estado de São Paulo – SABESP
São Paulo – SP

        We have audited Companhia de Saneamento Básico do Estado de São Paulo – SABESP’s (the “Company’s”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on internal control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis.

        We have identified the following material weakness that has not been identified as a material weakness in management´s assessment: the control related to the interpretation and application of accounting practices did not operate effectively for one significant unusual transaction, which resulted in a material weakness. The control activity is the review and approval of the technical accounting memo prepared by the Company´s IFRS accounting specialist. Such control activity did not identify an error in the interpretation and application of accounting practices related to the methodology adopted for the fair value measurement of impaired accounts receivables that had been given as part of the consideration paid to acquire the rights to operate a concession.  The error, which resulted in the overstatement of intangible assets and financial revenue and understatement of selling expenses, was corrected by management in the financial statements as of and for the year ended December 31, 2015. Accordingly, there was a reasonable possibility that a material misstatement of the Company’s annual financial statements could have occurred or occur in the future which would not have been prevented or detected by the Company’s controls on a timely basis.

        This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the financial statements as of and for the year ended December 31, 2015 of the Company and this report does not affect our report on such financial statements.

        Because of the omission of the material weakness described above from management’s assessment, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2015 is not fairly stated.

        In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We do not express an opinion or any other form of assurance on management’s statements regarding its reasons for not identifying the material weakness in management’s assessment.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements as of and for the year ended December 31, 2015 of the Company and our report dated May 11, 2016 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes
May 11, 2016
São Paulo, Brazil

D.      Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

B.      Code of Ethics

We have adopted a code of business conduct and ethics, as defined in Item 16B of Form 20‑F under the Exchange Act.  Our code of business conduct and ethics, called Code of Ethics and Conduct, applies to all of our employees, including our directors, chief executive officer, chief financial and investor relations officer and head of accounting, as well as our suppliers and third‑party contractors.  To ensure compliance with the Code of Ethics and Conduct, we have an Ethics Committee and an internal Whistle-blowing Channel, as well as a Corporate Accountability Procedure and an Ombudsman Office as well as a Customer Service that receive external complaints.  The internal channel can receive anonymous whistle blowing.  The results of the investigations are forwarded to the Audit Committee.  Cases of recurrence are reported to the Ethics Committee, which urges the related departments to develop preventive actions.  In 2015, 108 whistle blowings were recorded, 58.33% of which were verified and 41.67% are under investigation.  Out of the total, 13% refer to misconduct, such as moral harassment, discrimination, persecution and unfair treatment.  During 2015, 20 of our employees or outsourced employees received penalties (3 warnings, 4 suspensions and 13 dismissals).  Our Ethics Committee is also responsible for addressing relevant inquiries and interpreting the norms of the Code of Ethics for all of our employees.  Our Code of Ethics and Conduct is available on our web site at http://www.sabesp.com.br at the following location:  Investors Relations – Corporate Governance.  If we amend the provisions of our Code of Ethics and Conduct, or if we grant any waiver of such provisions, we will disclose the amendment or waiver on our web site at the same address.  You can obtain copies of our Code of Ethics and Conduct, without charge, upon request to sabesp.ri@sabesp.com.br.

C.      Principal Accountant Fees and Services

Deloitte Touche Tohmatsu Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2015, 2014 and 2013.  Deloitte Touche Tohmatsu Auditores Independentes’s activity began with the review of the Quarterly Information (“ITRs”) reporting for the third quarter of 2012.

The following table presents the aggregate fees for professional services and other services rendered to us by Deloitte Touche Tohmatsu Auditores Independentes in 2015 and 2014:

	Year ended December 31,
	2015	2014
	(in millions of reais)
Audit Fees(1)	1.7	1.2
Audit‑Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	1.7	1.2

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

During 2014 and 2015, Deloitte Touche Tohmatsu Auditores Independentes did not provide non-audit services to us.

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

Anticorruption Compliance

Law No. 12,846, of August 1, 2013 (the “Anticorruption Law”), as further regulated by Decree No. 8,420/2015, introduced the concept of strict liability for legal entities involved in harmful acts against the public administration, as defined in the Anticorruption Law, subjecting the violator to penalties both in administrative and civil law.  Similar to the Foreign Corrupt Practices Act of the United States, to which we are also subject, the Anticorruption Law considers that an effective implementation of Compliance Programs may be used to mitigate the administrative penalties to be applied as a consequence of a harmful act against the public administration.  In 2015, we analyzed our current compliance practices and defined action plans based on the analysis of 2014 corporate corruption and fraud risks.

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

Citizens’ Access to Information at Sabesp

Federal Law No. 12,527/2011 (LAI), regulated by State Decree No. 58.052/2012 and State Decree No. 61.559/2015 determines that government entities must create Citizen Information Services – SIC units which receive and manage information requests from the public, and make available to citizens information requested or otherwise provided the reasons for denial of such information requests.

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

ITEM 19.         EXHIBITS

Item	Description
1.1	By‑laws of the Registrant (English translation) (incorporated by reference to the Form 6‑K filed on May 03, 2016).
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

4.14	The Audit Committee Charter dated April 19, 2016 (English translation) (incorporated by reference to the Form 6‑K filed on April 21, 2016).
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
Title:         Chief Executive Officer

By:         /s/ Rui de Britto Álvares Affonso
Name:      Rui de Britto Álvares Affonso
Title:         Chief Financial Officer and Investor
                  Relations Officer

Date:  May 11, 2016.

Companhia de Saneamento Básico

do Estado de São Paulo - SABESP

Financial Statements as at December 31, 2015 and 2014

And for the years ended

December 31, 2015, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

FINANCIAL STATEMENTS

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

We have audited the accompanying statement of financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) as of December 31, 2015 and 2014, and the related statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 11, 2016 expressed an adverse opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

São Paulo, Brazil

May 11, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2015 and 2014

Amounts in thousands of reais

Assets	Note	December 31, 2015	December 31, 2014
Current assets
Cash and cash equivalents	7	1,639,214	1,722,991
Trade receivables	9 (a)	1,326,972	1,034,820
Accounts receivable from related parties	10 (a)	156,155	121,965
Inventories		64,066	66,487
Restricted cash	8	29,156	19,750
Recoverable taxes	17 (a)	77,828	148,768
Other receivables		156,942	100,664
Total current assets		3,450,333	3,215,445

Noncurrent assets
Trade receivables	9 (a)	182,616	189,458
Accounts receivable from related parties	10 (a)	715,952	102,018
Escrow deposits		76,663	69,488
Deferred income tax and social contribution	18	128,242	209,478
Water National Agency – ANA	11	88,368	122,634
Other receivables		140,676	87,286

Investments	12	28,105	21,223
Investment properties	13	56,957	54,039
Intangible assets	14	28,513,626	25,979,526
Property, plant and equipment	15	325,076	304,845

Total noncurrent assets		30,256,281	27,139,995
Total assets		33,706,614	30,355,440

 The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2015 and 2014

Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2015	December 31, 2014
Current liabilities
Trade payables and contractors		248,158	323,513
Current portion of long-term borrowings and financing	16	1,526,262	1,207,126
Accrued payroll and related taxes		347,976	387,971
Taxes and contributions	17 (b)	107,295	74,138
Interest on capital	22 (c)	127,441	214,523
Provisions	19 (a)	631,890	625,092
Services payable	21	387,279	318,973
Public-Private Partnership – PPP	14 (h)	33,255	38,047
Program Contract Commitments	14 (d) (iv)	228,659	189,551
Other liabilities		102,101	101,642
Total current liabilities		3,740,316	3,480,576

Noncurrent liabilities
Borrowings and financing	16	11,595,338	9,578,641
Deferred Cofins and PASEP		132,921	129,351
Provisions	19 (a)	450,324	595,255
Pension obligations	20 (b)	2,832,216	2,729,598
Public-Private Partnership – PPP	14 (h)	1,001,778	330,236
Program Contract Commitments	14 (d) (iv)	92,055	18,208
Other liabilities		145,060	189,172
Total noncurrent liabilities		16,249,692	13,570,461

Total liabilities		19,990,008	17,051,037

Equity	22
Capital stock		10,000,000	10,000,000
Earnings reserves		4,069,988	3,694,151
Other comprehensive income		(353,382)	(389,748)
Total equity		13,716,606	13,304,403
Total equity and liabilities		33,706,614	30,355,440

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of income for the

Years ended December 31, 2015, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

	Note	2015	2014	2013

Net operating income	25 (b)	11,711,569	11,213,216	11,315,567
Operating cost	26	(8,260,763)	(7,635,599)	(6,816,263)

Gross profit		3,450,806	3,577,617	4,499,304

Selling expenses	26	(598,125)	(736,608)	(637,103)
Administrative income (expenses)	26	44,958	(924,359)	(729,117)
Other operating income (expenses), net	28	143,755	(3,488)	3,296
Equity results	12	2,597	(2,453)	2,465

Profit from operations before finance income (expenses)		3,043,991	1,910,709	3,138,845

Financial expenses	27	(859,732)	(712,293)	(602,910)
Financial revenues	27	395,234	422,732	386,110
Exchange result, net	27	(1,991,964)	(346,305)	(266,446)

Financial expenses, net		(2,456,462)	(635,866)	(483,246)

Profit before income tax and social contribution		587,529	1,274,843	2,655,599

Income tax and social contribution
Current	18 (d)	(1,226)	(437,417)	(742,578)
Deferred	18 (d)	(50,024)	65,557	10,538
		(51,250)	(371,860)	(732,040)
Profit for the year		536,279	902,983	1,923,559
Earnings per share - basic and diluted (in reais)	23	0,78	1,32	2,81

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Comprehensive Income for the

Years ended December 31, 2015, 2014 and 2013

Amounts in thousands of reais

	Note	2015	2014	2013
Profit for the year		536,279	902,983	1,923,559
Other comprehensive income		36,366	(256,217)	325,284
Items which will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit plans	20 (b)	36,366	(256,217)	325,284
Total comprehensive income for the year		572,645	646,766	2,248,843

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Changes in Equity for the

Years ended December 31, 2015, 2014 and 2013

Amounts in thousands of reais, unless otherwise indicated

				Earnings reserve
	Note	Capital stock	Capital reserve	Legal reserve	Investment reserve	Additional dividends proposed	Retained earnings	Other Comprehensive income	Total
Balances as of December 31, 2012		6,203,688	124,255	616,814	4,690,619	80,201	-	(458,815)	11,256,762
Net income for the year		-	-	-	-	-	1,923,559	-	1,923,559
Actuarial gains (losses)	20 (b)	-	-	-	-	-	-	325,284	325,284
Total comprehensive income for the year		-	-	-	-	-	1,923,559	325,284	2,248,843
Legal reserve	22 (e)	-	-	96,178	-	-	(96,178)	-	-
Interest on capital (R$0.6684 per share)	22 (c)	-	-	-	-	-	(456,845)	-	(456,845)
2012 additional proposed dividend, approved (R$1.99 per share)		-	-	-	-	(80,201)	-	-	(80,201)
Additional proposed dividends	22 (c)	-	-	-	-	80,620	(80,620)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends		-	-	-	-	(37,758)	-	-	(37,758)
Transfer to investments reserve		-	-	-	1,289,916	-	(1,289,916)	-	-
Balances as of December 31, 2013		6,203,688	124,255	712,992	5,980,535	42,862	-	(133,531)	12,930,801
Net income for the year		-	-	-	-	-	902,983	-	902,983
Actuarial gains (losses)	20 (b)	-	-	-	-	-	-	(256,217)	(256,217)
Total comprehensive income for the year		-	-	-	-	-	902,983	(256,217)	646,766
Legal reserve	22 (e)	-	-	45,149	-	-	(45,149)	-	-
Interest on capital (R$0.3138 per share)	22 (c)	-	-	-	-	-	(214,458)	-	(214,458)
2013 additional proposed dividend, approved (R$0.1180 per share)		-	-	-	-	(42,862)	-	-	(42,862)
Additional proposed dividends	22 (c)	-	-	-	-	37,846	(37,846)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends		-	-	-	-	(15,844)	-	-	(15,844)
Capitalization of reserves		3,796,312	(124,255)	-	(3,672,057)	-	-	-	-
Transfer to investments reserve		-	-	-	605,530	-	(605,530)	-	-
Balances as of December 31, 2014		10,000,000	-	758,141	2,914,008	22,002	-	(389,748)	13,304,403

Net income for the year		-	-	-	-	-	536,279	-	536,279
Actuarial gains (losses)	20 (b)	-	-	-	-	-	-	36,366	36,366
Total comprehensive income for the year		-	-	-	-	-	536,279	36,366	572,645
Legal reserve	22 (e)	-	-	26,814	-	-	(26,814)	-	-
Interest on capital (R$0.1863 per share)	22 (c)	-	-	-	-	-	(127,366)	-	(127,366)
2014 additional proposed dividend, approved (R$0.0554 per share)		-	-	-	-	(22,002)	-	-	(22,002)
Additional proposed dividends	22 (c)	-	-	-	-	22,527	(22,527)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends		-	-	-	-	(11,074)	-	-	(11,074)
Transfer to investments reserve		-	-	-	359,572	-	(359,572)	-	-
Balances as of December 31, 2015		10,000,000	-	784,955	3,273,580	11,453	-	(353,382)	13,716,606

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Cash Flows for the

Years ended December 31, 2015, 2014 and 2013

Amounts in thousands of reais

	December 31, 2015	December 31, 2014	December 31, 2013
Cash flow from operating activities
Profit before income tax and social contribution	587,529	1,274,843	2,655,599
Adjustments for:
Depreciation and amortization	1,074,032	1,004,471	871,073
Residual value of property, plant and equipment and intangible assets written off	52,040	48,248	28,498
Allowance for doubtful accounts	2,420	139,589	103,864
Provisions and inflation adjustment	(4,706)	236,122	202,730
Interest calculated on borrowings and financing payable	474,056	379,489	390,039
Inflation adjustment and exchange gains (losses) on borrowings and financing	2,163,754	443,414	340,492
Interest and inflation adjustment on liabilities	27,168	17,900	18,401
Interest and inflation adjustment on assets	(130,762)	(36,227)	(7,671)
Finance charges from customers	(125,966)	(195,948)	(234,138)
Margin of fair value on intangible assets arising from concession	(72,908)	(62,520)	(50,248)
Provision for Consent Decree (TAC)	(15,601)	52,008	22,518
Equity results	(2,597)	2,453	(2,465)
Provision from São Paulo agreement	11,252	(23,306)	3,168
Provision for pension plan – SABESPREV MAIS	8,349	8,395	9,167
Pension obligations	352,710	289,294	260,003
Other adjustments	(6,103)	43,543	(33,576)
GESP agreement	(696,283)	-	-
	3,698,384	3,621,768	4,577,454
Changes in assets
Trade receivables	(111,738)	363,343	(11,515)
Accounts receivable from related parties	(2,818)	42,670	5,586
Inventories	(550)	(8,699)	(6,133)
Recoverable taxes	70,940	(148,578)	31,016
Escrow deposits	35,083	4,528	(1,669)
Other receivables	(9,785)	(47,590)	(13,868)
Changes in liabilities
Trade payables and contractors	(18,314)	(85)	(15,454)
Services received	57,054	19,071	(65,883)
Accrued payroll and related taxes	(24,394)	21,037	47,594
Taxes and contributions payable	35,947	28,383	(146,664)
Deferred Cofins/Pasep	3,570	(498)	6,118
Provisions	(133,427)	(196,157)	(211,502)
Pension obligations	(182,514)	(172,820)	(158,442)
Other liabilities	(47,607)	(6,946)	(59,211)
Cash generated from operations	3,369,831	3,519,427	3,977,427

Interest paid	(710,688)	(603,563)	(533,362)
Income tax and social contribution paid	(17,743)	(435,612)	(666,883)
Net cash generated from operating activities	2,641,400	2,480,252	2,777,182
Cash flows from investing activities
Acquisition of intangibles	(2,397,352)	(2,658,857)	(2,305,031)
Restricted cash	(9,406)	(9,417)	54,644
Investment increase	(2,540)	(16)	(369)
Purchases of property, plant and equipment	(54,794)	(89,451)	(30,743)
Dividends received	4,612	-	-
Net cash used in investing activities	(2,459,480)	(2,757,741)	(2,281,499)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Cash Flows for the

Years ended December 31, 2015, 2014 and 2013

Amounts in thousands of reais       (continued)

	December 31, 2015	December 31, 2014	December 31, 2013

Cash flows from financing activities
Borrowings and financing
Proceeds from loans	1,303,296	1,258,101	1,779,529
Payments of loans	(1,292,322)	(529,535)	(1,780,673)
Payment of interest on capital	(202,115)	(467,469)	(498.669)
Public-Private Partnership – PPP	(23,799)	(4,189)	(13,809)
Program Contract Commitments	(50,757)	(38,429)	(116,034)
Net cash generated by (used in) financing activities	(265,697)	218,479	(629,656)

Decrease in cash and cash equivalents	(83,777)	(59,010)	(133,973)

Represented by:
Cash and cash equivalents at beginning of the year	1,722,991	1,782,001	1,915,974
Cash and cash equivalents at end of the year	1,639,214	1,722,991	1,782,001
Decrease in cash and cash equivalents	(83,777)	(59,010)	(133,973)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

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

As of December 31, 2015, the Company operated water and sewage services in 364 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. On August 5, 2015, the Company signed an agreement with the municipality of Santa Isabel, stipulating the beginning of operations for January 2016; thus Santa Isabel is not included in the aforementioned 364 municipalities. The Company has two contracts with the municipality of Mogi das Cruzes to attend two neighborhoods, however, since most of municipality is serviced by wholesale, it was not included in the 364 municipalities. As of December 31, 2015, the Company had 367 contracts.

SABESP is not temporarily operating in some municipalities due to judicial orders. The lawsuits in progress refer to Cajobi, Iperó and Macatuba, and the carrying amount of these municipalities' intangible assets was R$9,574 as of December 31, 2015 (R$9,578 as of December 31, 2014). Disclosures on the respective processes are detailed in Note 19 (c) (vii).

As of December 31, 2015, 53 concession agreements had expired and are being negotiated. From 2016 to 2030, 36 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By December 31, 2015, 278 program and services contracts were signed (274 contracts as of December 31, 2014).

As of December 31, 2015, the carrying amount of the underlying assets used in the 53 concessions of the municipalities under negotiation totaled R$6,177,433, accounting for 21.66% of total, and the related revenue for the year then ended totaled R$1,589,226 as of December 31, 2015, accounting for 12.94% of total.

The Company's operations are concentrated in the municipality of São Paulo, which represents 51.79% of the gross revenues as of December 31, 2015 (49.42% in December 2014) and 43.37% of intangible assets (42.29% in December 2014).

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

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

Also, on June 23, 2010, the State of São Paulo, the Municipality of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treat of water;

iii. collect, transport, treatment and final dispose of sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

The Company operates under an authorization by public deed in municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it.

In September 2015, the Company entered into a water supply and sewage public utility services agreement with the municipality of Santos, where it operated under a public deed of authorization. As of December 31, 2015, the carrying amount of the municipality of Santos’ intangible assets was R$310,693 (R$205,261 in December 2014) and gross revenue in the year ended December 31, 2015 was R$269,530 (R$231,493 in December 2014).

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010, however, Article 2 of Law 12,693 of July 24, 2012, which amended Article 7°-A of Law 11,578, of November 26, 2007, allows program agreements to be executed until December 31, 2016.

The Company’s Management understands that the concession agreements not yet renewed are valid and will be governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBovespa under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

Water shortage in 2014-2015 – the Company’s operations have been influenced by the lowest rainfall and inflow never seen in 85 years, especially at the reservoirs composing the Cantareira System which, under usual conditions, is liable for the direct supply of approximately 8.8 million people. During the rainy seasons from October 2013 to March 2014, and October 2014 to March 2015, rainfall was well below average. This situation continued throughout 2014 and in most of the months in 2015. In order to deal with this situation and maintain the non-stop supply in 2014 and 2015, the Company has adopted several measures since February 2014, such as:

  Using pumps to remove water below the catchment level of the Cantareira System, the so-called  “technical reserve”;
  Offering financial incentives to reduce consumption through bonus granted to consumers, whose volume consumed is below the average stipulated;
  Using treated water from other producing systems to serve consumers previously supplied by the Cantareira System;
  Intensifying the advertising campaigns towards the rational use of water;
  Reducing pressure in the distribution network, in order to prevent water losses;
  Adjusting the treated water volume sold to municipalities which operate their own distribution networks, due to lower availability;
  Anticipating investments to expand water safety in the Metropolitan Region of São Paulo - RMSP
  Performing short-term emergency works to increase water availability in the reservoirs, improving and optimizing supply systems in the RMSP, thereby lessening the impacts arising from the drought;
  Installing ultrafiltration membranes which enabled rapid increase in the Guarapiranga and Rio Grande Systems’ water production; and
  Implementing the contingency tariff for consumers whose volume consumed is above the average stipulated.

At the end of September, the 2015 main work was concluded and delivered to contribute to the water supply in the Metropolitan Region of São Paulo. This interconnection will enable the transfer of up to 4m³/s of the Rio Grande  Reservoir (Billings) to the Alto Tietê System, bringing more water safety so that this system expand to regions previously served only by the Cantareira System.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The water reservation volume relies on several factors, such as levels of rain, temperature and atmospheric humidity, as well as the type and humidity of soil in water resources regions.

This scenario of water shortage also had adverse effects for the Company. As a result, since 2014 up to date, the Company has taken several decisions to minimize these effects, such as:

       •              Rearrangement of investments;

  Expense budget reduction,
  Negotiation of overdue receivables (until December 31, 2015, the Company included in the State CADIN a total of 33 municipalities with unpaid water bills, including those municipalities served by wholesale);
  Contracting guarantee insurance for escrow deposits; and
  Application of the extraordinary tariff revision outcome since June 2015.

The Company’s Management expects that these measures and its impacts in the generation of operating cash and the lines of credit available for investments, will be sufficient to meet its short-term liabilities and not compromise the actions necessary to overcome the water shortage, preserving consumers’ supply.

See other disclosures about this matter in the Note 25 – operating revenue.

The financial statements were approved by the Management on May 11, 2016.

2             Basisofpreparationandpresentationofthefinancialstatements

The financial statements of the Company have been prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB. All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

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

3             Summary of Significant Accounting Policies

The main accounting policies applied in the preparation of these financial statements are defined below. These policies have been applied consistently in all years presented.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

3.1  Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, other short-term highly liquid investments with original maturities less than three months as of the investment date, with an insignificant risk of changing value, as well as current account overdrafts.

3.2  Financial assets and liabilities

Financial Assets - Classification

The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, borrowings and receivables, held-to-maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2015 the Company held CTEEP shares only, classified as held-for-trading financial assets, which were measured at fair value through profit or loss.  As of December 31, 2014, the Company did not have financial assets classified under the fair value through profit or loss, held-to-maturity and available-for-sale financial instruments category.

Borrowings and receivables

These comprise receivables, which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. Borrowings and receivables are presented in current assets, except for those with maturity of more than 12 months after the statement of financial position date (these are classified as noncurrent assets). The Company's borrowings and receivables include cash and cash equivalents, restrict cash, balances of trade receivables, accounts receivable from related parties, other receivables, receivables from the Water National Agency – ANA. Borrowings and receivables are recorded at fair value and subsequently at amortized cost, under the effective interest rate method.

Financial Liabilities - Classification

The Company classifies its financial liabilities into the following categories: measured at fair value through profit or loss and other liabilities. Classification depends on the purpose to which the financial liabilities were assumed. As of December 31, 2015 and 2014, the Company did not have liabilities classified into the “fair value through profit or loss” category.

Other liabilities

This category comprises balances payable to contractors and suppliers, borrowings and financing, services payable, balances payable from public-private partnership (PPP), and program contract commitments.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

3.3  Operating income

(a)              Revenue from water and sewage services

Revenue from water supply and sewage collection are recognized as the water is consumed and services are provided. Revenues, including the revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services. Revenue is shown net of value-added tax, rebates and discounts. Revenues from unbilled represent incurred revenues in which the services were provided, but not yet billed until the end of the each period. Water supply and sewage services are recorded as trade receivables based on monthly estimates of the completed services. Concerning revenues of wholesale municipal governments, which do not pay the full invoice, the Company records an allowance for doubtful accounts upon invoicing in revenue reduction account.

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

3.4  Trade receivables and allowance for doubtful accounts

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

3.5  Inventories

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Inventories of supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or realizable value, and are classified in current assets.

3.6  Investment Properties

The investment properties are recorded at the acquisition or construction cost, less accumulated depreciation, except for the land group, calculated by the straight-line method at rates that consider the estimated useful life of assets. Expenditures related to repairs and maintenance are recorded in the income statement when incurred.

The Company also maintains few assets for indeterminate use in the future, i.e., it is not defined if the Company will use the property in the operation or sell the property in the short term during the ordinary course of business.

3.7  Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets, subject-matter of the concession agreements. Those assets are stated at historical acquisition or construction cost less depreciation, net of impairment charge, when necessary. Interest, other finance charges and inflationary effects deriving from financing effectively applied to construction in progress are recorded as cost of respective property, plant and equipment.

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

Gain and losses on disposals are determined by the difference between the proceeds with the carrying amount and are recognized within other operating income (expenses) in the income statement.

3.8  Intangible assets

Intangibles are stated at acquisition cost and/or construction of the underlying assets, including construction margin, interest and other finance charges capitalized during the construction period, in this case, for the qualifying assets. Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale. The Company considers that substantial period means a period greater than 12 months. This period was established by considering the completion period of the majority of its constructions, which is greater than 12 months, which corresponds to one fiscal year of SABESP.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The intangible has its amortization initiated when the intangible assets are available for use in location and the necessary condition when this asset becomes operational.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

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

3.11  Borrowings and financing

Borrowings are initially recognized at fair value, upon receipt of funds, net of transaction costs. Subsequently, borrowings are stated at amortized cost, as presented in Note 16. Borrowings and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The capitalization occurs during the period in which the asset has been built, considering the weighted average rate of loans effective on the capitalization date.

For foreign currency-denominated loans or financing, the Company analyzes them as if they were contracted in local currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if these were contracted in the domestic market in similar lines of credit and loans.

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

3.15  Provisions, legal liabilities, escrow deposits and contingent assets

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

3.16  Environmental costs

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Costs related to ongoing environmental programs are expensed in the income statement, when there is any indication of an event. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

3.17  Income taxes – current and deferred

Income taxes expenses comprise current and deferred income tax and social contributions.

Current tax

The provision for income tax and social contribution is based on the taxable income for the year. The income tax was accrued at rate 15%, plus 10% surtax on taxable income exceeding R$ 240. The social contribution was accrued at rate 9% over adjusted net income. Taxable income differs from net income (profit presented in the income statement), because it excludes income and expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. Income tax and social contribution are accrued based on legislation in place in the end of the year. Management periodically evaluates and measures the positions taken in the income tax return with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

As these taxes are calculated by the non-cumulativeness regime and presented net of tax credits, as deductions from gross revenues. Debts measured on “other operating income” are presented as deductions from the respective operating income or expense.

3.19  Pension obligations

(a)         Defined benefit

The Company makes contributions to defined benefit plans on a contractual basis and sponsored thereby, managed by Fundação Sabesp de Seguridade Social (“Sabesprev”), a supplementary private pension closely-held entity. The regular contributions comprise the net administrative expenses and are recognized in the income statement for the period.

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

3.20  Financial revenues and expenses

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Financial revenue is primarily comprised of interest, inflation adjustments and exchange rate changes resulting from financial investments, escrow deposits and negotiations with customer to pay by installments, using the effective interest rate method.

Financial expenses are primarily comprised of interest, inflation adjustments and exchange rate changes on borrowings and financing, provisions, public-private partnership, program contract commitments and provisions. These financial income and expenses are calculated using the effective interest rate method.

Inflation adjustments and exchange gains and losses derive from the collection or payment to third parties, as contractually required by law or court decision, and recognized on an accrual basis pro rata temporis.

Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation adjustment rates for the Company’s economic scenario.

3.21  Leases

Lease agreements are classified as finance lease when property, risks and rewards inherent to the ownership of asset to the lessee are transferred. Other leases are classified as operational lease, recognized as expenses in the income statement on a straight-line basis during the lease term.

Finance lease agreements are measured based on the lower amount between the present value of minimum mandatory payments of the agreement or the fair value of asset on the start date the lease agreement. The amounts payable deriving from considerations of finance lease agreements are recognized and allocated between financial expenses and amortization of finance lease payables so that to obtain a constant interest rate. The corresponding lessor’s liability is recorded as current and noncurrent debt.

3.22  Other current and noncurrent assets and liabilities

Other assets are stated at cost of acquisition, net of any impairment loss, where applicable. The amounts recognized as other liabilities are stated at known or estimated amounts, including, where applicable, related charges and inflation adjustments.

3.23  Dividends and Interest on capital

The Company uses the tax benefits of distributing dividends as interest on capital, as permitted by Brazilian Law. This distribution of dividend is accounted for in accordance with Brazilian Law 9249/95 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP). The benefit attributed to the shareholders is recognized in the current liability against Equity, based on its by-laws. Dividends and interest on capital over the minimum established in the by-laws are recognized when approved by the shareholders in the shareholders’ meeting. The tax effects of the interest on capital are recognized in the income statement of the year, under the same recognition basis.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

3.24  Present value adjustment

Current and noncurrent financial assets and liabilities are adjusted to present value based on discount rate at current market rate as of the transaction date, when the effects are relevant.

3.25  Segment information

Operating segments are reported in a manner consistent with the Management internal reporting to make strategic decisions, allocate resources and evaluate the operating segment performance.

Based on how the Company treats its business and how decision-making of resources allocation is made, two operating segments (water and sewage) were stated for financial reporting purposes, detailed in Note 24.

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

Exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated cash assets and liabilities are recognized in the income statement, except for borrowings and financing referring to property, plant and equipment or intangible assets in progress, where exchange losses are recognized as corresponding entry to the asset while construction is in progress, as described in Note 3.12.

4             Changes in accounting practices anddisclosures

4.1  New standards, amendments and interpretations effective for periods beginning on or after January 1, 2015

New standards and revisions

Standard	Key requirements	Effectiveness date

Amendments to IAS 19 – Defined Benefit Plans: Employee Contributions

The amendments to IAS 19 clarify the accounting treatment to be given to employee or third-party contributions in a defined benefit plan. In accordance with the amendments, arbitrary contributions by employees or third parties reduce the cost of service by paying these contributions to the plan. When the formal terms of the plan specify employee or third-party contributions, their recognition depends on whether the contributions are associated with the service.

January 1, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Analysis of the impact of the new rules, amendments or interpretations of the rules to the Company:

Amendments to IAS 19 – Defined Benefit Plan: Employee Contribution

The application of this interpretation did not materially impact reporting or the amounts recognized in the annual financial statements.

4.2 New standards, amendments and interpretations to existing standards that are not yet effective

The Company did not early adopt the new and revised IFRSs below:

IFRS 9	Financial Instruments[2]
IFRS 15	Revenue from Contracts with Customers[2]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations [1]
IAS 1	Disclosure Initiative[1]
Amendments to IAS 16 and IAS 38	Clarification on Acceptable Depreciation and Amortization Methods[1]
Amendments to IAS 27	Equity Valuation Method in Separate Financial Statements[1]

1 Effective for annual periods beginning on or after January 1, 2016.

2 Effective for annual periods beginning on or after January 1, 2018.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

5             Risk Management

5.1  Financial Risk Management

Financial risk factors

The Company's activities are affected by Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

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

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$6,640,256 as of December 31, 2015 (R$4,363,898 in December 2014). Below, the Company’s exposure to exchange risk:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2015		December 31, 2014
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	1,242,273	4,850,827	1,231,188	3,270,282
Borrowings and financing – Yen	53,906,927	1,748,202	48,066,910	1,068,527
Interest and charges from borrowings s and financing – US$		29,813		17,703
Interest and charges from borrowings and financing – Yen		11,414		7,386
Total exposure		6,640,256		4,363,898
Borrowing cost– US$		(19,786)		(15,519)
Borrowing cost – Yen		(2,646)		(2,087)
Total foreign currency-denominated loans (Note 16)		6,617,824		4,346,292

The 52% increase in foreign currency-denominated debt between December 31, 2014 and December 31, 2015 was mainly due to the following:

1)         Exchange rate changes, due to the 47% increase in the US dollar, from R$2.6562 on December 31, 2014 to R$3.9048 as of December 31, 2015. The US dollar-denominated debt account for 73.5% of foreign-currency denominated debts; and

2)         A 12% increase in the Yen-denominated debt and 45.9% increase in the Yen, from R$0.02223 as of December 31, 2014 to R$0.03243 as of December 31, 2015.

As of December 31, 2015, if the Brazilian real had depreciated or appreciated by 10%, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, effects on results before taxes on the year would have been R$664,026 (R$436,390 in December 2014), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's borrowings and financing subject to variable interest rate:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2015	December 31, 2014

TR(i)	1,498,085	1,578,250
CDI(ii)	1,617,191	1,712,010
TJLP(iii)	1,114,977	1,059,074
IPCA(iv)	1,623,201	1,492,320
LIBOR(v)	2,926,628	1,953,989
Interest and charges	144,546	133,776
Total	8,924,628	7,929,419

(i) TR – Interest Benchmark Rate

(ii)   CDI (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii)  TJLP (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv)  IPCA (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v)   LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Water supply and sewage services tariff adjustments do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting the Company's indebtedness.

As of December 31, 2015, if interest rates on borrowings and financing had been 1% higher or lower with all other variables held constant, the effects on profit for the year before taxes would have been R$89,246 (R$79,294 in December 2014) lower or higher, mainly as a result of a lower or higher interest expense on floating rate borrowings and financing.

(b)         Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of December 31, 2015 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date. See additional information in Notes 7, 8, 9 and 10.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2015	December 31, 2014
Cash at bank and short-term bank deposits
AAA (bra)	1,638,589	1,722,347
Outros (*)	625	644
	1,639,214	1,722,991

(*) This category includes current accounts and investment funds in banks which have no credit rating information available.

The available credit rating information of the banks, as at December 31, 2015, in which the Company made deposit transactions and financial investments in domestic currency (R$ - domestic rating) during the year is as follows:

Banks	Fitch	Moody's	Standard Poor's

Banco do Brasil S/A	AAA(bra)	Aaa.br	-
Banco Santander Brasil S/A	AAA(bra)	Aaa.br	brAA+
Brazilian Federal Savings Bank	AAA(bra)	Aaa.br	brAAA
Banco Bradesco S/A	AAA(bra)	Aaa.br	brAA+
Itaú Unibanco Holding S/A	AAA(bra)	Aaa.br	brAA+

(c)  Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities of the Company and São Lourenço PPP’s commitments, into relevant maturities, including the installment of principal and future interest to be paid according to the agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	2016	2017	2018	2019	2020	2021 onwards	Total
As of December 31, 2015

Liabilities
Borrowings and financing	2,030,336	2,016,107	1,809,898	1,870,480	2,605,815	6,308,623	16,641,259
Accounts payable to suppliers and contractors	248,158	-	-	-	-	-	248,158
Services payable	387,279	-	-	-	-	-	387,279
Public-private partnership -PPP (*)	46,038	46,038	332,930	332,930	332,930	5,385,395	6,476,261
Program contract commitments	238,883	37,979	27,520	27,730	834	16,828	349,774

(*) The Company also considered future commitments (construction not yet performed) still not recognized in the financial statements related to São Lourenço PPP, due to the relevance of future cash flows, the impacts on its operations and the fact the Company already has formalized this commitment through an agreement signed by the parties.

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has loan and financing agreements including cross default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of this clause.

(d)         Other price risks

The Company is exposed to the price risk of investment in equity instruments of Companhia de Transmissão de Energia Elétrica Paulista – CTEEP, solely held for trading purposes in the short term. These shares were received in March 2015 as payment for the 24 initial installments of the GESP Agreement (Note 10 (a) (vii)). The balance totaled R$101,500 as of December 31, 2015 and is recorded under “other receivables” in current assets.

Sensitivity analysis of equity instruments price

The sensitivity analysis was determined based on the exposure to the equity instruments price at the end of the reporting period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2015, if the equity instrument had appreciated or depreciated by 10%, compared to its market value, with all other variables held constant, the effect on results before taxes on the year would R$10,150, higher or lower.

5.2 Capital management

The Company's objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

	December 31, 2015	December 31, 2014

Total borrowings and financing(Note 16)	13,121,600	10,785,767
(-)Cash and cash equivalents(Note 7)	(1,639,214)	(1,722,991)

Net debt	11,482,386	9,062,776
Total equity	13,716,606	13,304,403

Total capital	25,198,992	22,367,179

Leverage ratio	46%	41%

As of December 31, 2015, the leverage ratio increased to 46% from the 41% as of December 31, 2014, due to the increased balance of foreign currency-denominated loan and financing as a result of 47% and 45.9% appreciations of the US dollar and the Yen, respectively, in 2015.

5.3 Fair valueestimates

It is assumed that balances from trade receivables (current) and accounts payable to suppliers by carrying amount, less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

5.4 Financial instruments

The Company has CTEEP’s shares, which are classified as financial asset held for trading and are recognized at fair value through profit or loss. This is the only financial instrument item in this category as of December 31, 2015. The Company’s financial instruments included in the borrowings and receivables category comprise cash and cash equivalents, trade receivables, balances with related parties, other receivables, and balances receivable from the Water National Agency – ANA. The financial instruments under the “other liabilities” category comprise accounts payable to contractors and suppliers, borrowings and financing, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

As of December 31, 2015, the Company did not have financial liabilities classified as fair value through profit or loss.

The estimated fair values of financial instruments are as follows:

Financial assets

	December 31, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,639,214	1,639,214	1,722,991	1,722,991
Restricted cash	29,156	29,156	19,750	19,750
Trade receivables	1,509,588	1,509,588	1,224,278	1,224,278
Water National Agency – ANA	88,368	88,368	122,634	122,634
Financial assets held for trading (*)	101,500	101,500	-	-
Other receivables	196,118	196,118	187,950	187,950

(*) Amount recorded in “Other receivables” in the current assets.

Additionally, SABESP has financial instrument assets receivables from related parties, in the amount of R$872,107 as of December 31, 2015 (R$223,983 as of December 31, 2014), which were calculated in accordance with the conditions negotiated between related parties. The conditions and additional information referring to these financial instruments are disclosed in Note 10 to the financial statements. Part of this balance, in the amount of R$786,501 (R$155,493 as of December 31, 2014), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

For financial assets held for trading, the balance of which is measured at fair value at the end of each reporting period and recorded in the financial statements, SABESP measured such fair value at level 1 inputs, as required by the international financial reporting standards and the accounting practices adopted in Brazil, considering share price through quotation at the São Paulo Stock Exchange (Bovespa) as of December 31, 2015.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Financial liabilities

	December 31, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	13,121,600	12,625,454	10,785,767	10,641,611
Trade payables and contractors	248,158	248,158	323,513	323,513
Services payable	387,279	387,279	318,973	318,973
Program contract commitments	320,714	320,714	207,759	207,759
Public-private partnership - PPP	1,035,033	1,035,033	368,283	368,283

To obtain fair value of borrowings and financing, the following criteria have been adopted:

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

(iii)   BNDES loans are financial instruments valued at carrying amount plus contractual interest rate until the maturity date, and are indexed by long term interest rate – TJLP.

These financing have specific characteristics and the conditions defined in the financing agreements with BNDES between independent parties, and reflect the conditions for those types of loan. In Brazil, a consolidated market of long-term debts does not exist with the same characteristics of BNDES financing, the offering of credit to the entities in general, with this long-term characteristic, usually is restricted to BNDES.

(iv)   Other financing in local currency are considered by carrying amount plus contractual interest rate till mature date, discounted to present value considering a future interest rate published by BM&FBovespa.

(v)     Agreements with BID and IBRD, were projected until final maturity in origin currency, applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg. Eurobonds were priced at market value through quotes published by Bloomberg. All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2015.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(vi)   Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2015.

(vii) Leases are financial instruments considered by face value restated until maturity date, whose characteristic is the indexation by fixed contractual rate, which is a specific type, not compared to any other market rate. Thus, the Company discloses as market capitalization, the amount recorded as of December 31, 2015.

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

6             Key accounting estimates andjudgments

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

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates, by definition, may differ from actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(a)              Allowance for doubtful accounts

The Company records allowance for doubtful accounts in an amount that Management considers sufficient to cover probable losses, based on an analysis of trade receivables, in accordance with the accounting policy stated in Note 3.4.

The methodology for determining the allowance for doubtful accounts receivable requires significant estimates, considering a number of factors including historical receipt experience, current economic trends, estimates of forecast write-offs, the aging of the accounts receivable portfolio. While the Company believes that the estimates used are reasonable, actual results could differ from those estimates.

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

Year ended December 31, 2015 and 2014

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

The recognition of fair value for the intangible assets arising on concession agreements is subject to assumptions and estimates, and the use of different assumptions could affect the balances recorded. Different assumptions and estimates and changes in the useful lives of the intangible assets may have relevant impacts on the results of operations.

(c)              Provisions

The Company is party to a number of legal proceedings involving significant claims. These legal proceedings include, but are not limited to, tax, labor, civil, environmental, disputes with customers and suppliers. The Company accrues for lawsuits to which it is probable that an outflow will be necessary to settle the liability and the amount of such loss can be reasonably estimated. Judgments regarding future events may differ significantly from actual estimates and could exceed the amounts provisioned. Provisions are revised and adjusted to take into consideration changes in circumstances involved. Additional information of these legal proceedings is disclosed in Note 19.

(d)             Pension benefits

The Company sponsors the defined benefit plan and the defined contribution plan, as described in Note 20.

The liability recognized in the balance sheet in relation to defined benefit pension plans is the present value of defined benefit obligation on the balance sheet date, less the fair value of plan assets. The benefit obligation is calculated yearly by independent actuaries, applying the projected credit unit method. The present value of defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates compatible with the market, which are denominated in currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

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

7             Cash and Cash Equivalents

	December 31, 2015	December 31, 2014

Cash and banks	77,233	118,226
Cash equivalents	1,561,981	1,604,765
	1,639,214	1,722,991

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 99.24% of CDI in December 2015 (99.68% in December 2014).

8             Restricted cash

	December 31, 2015	December 31, 2014
Current
Agreement with the São Paulo municipal government (i)	13,005	9,176
Funds raised with the BNDES (ii)	7,109	6,433
Brazilian Federal Savings – escrow deposit (iii)	1,433	2,236
Other	7,609	1,905
	29,156	19,750

(i)    Agreement with the municipal government of São Paulo where the Company transfers 7.5% of the Municipal revenue to the Municipal Fund;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(ii)   Refers to funds raised with the Brazilian Development Bank – BNDES, awaiting the authorization for use restrictions;

(iii) Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause

9             Trade receivables

(a)         Financial position balances

	December 31, 2015	December 31, 2014
Private sector:
General and special customers (i) (ii)	1,044,692	852,815
Agreements (iii)	317,871	291,367

	1,362,563	1,144,182
Government entities:
Municipal	503,309	533,984
Federal	5,738	4,671
Agreements (iii)	207,066	192,253

	716,113	730,908
Wholesale customers – Municipal governments: (iv)
Guarulhos	810,285	776,674
Mauá	416,749	366,515
Mogi das Cruzes	2,158	2,092
Santo André	857,424	787,305
São Caetano do Sul	2,057	1,779
Diadema	222,671	224,433

Total wholesale customers – Municipal governments	2,311,344	2,158,798

Unbilled supply	427,361	354,678

Subtotal	4,817,381	4,388,566
Allowance for doubtful accounts	(3,307,793)	(3,164,288)

Total	1,509,588	1,224,278

Current	1,326,972	1,034,820
Noncurrent	182,616	189,458

	1,509,588	1,224,278

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(i)  General customers - residential and small and mid-sized companies

(ii)             Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest, when provided for in the agreements.

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

Changes in accounts receivable on a wholesale basis are as follows:

	December 31, 2015	December 31, 2014

Balance at beginning of year	2,158,798	1,917,859
Services provided	341,047	375,294
Receivables	(188,501)	(134,355)

Balance at the end of the year	2,311,344	2,158,798

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(b)         The aging of trade receivables is as follows

	December 31, 2015	December 31, 2014

Current	1,195,098	992,800
Past-due:
Up to 30 days	182,025	136,666
From 31 to 60 days	123,765	93,534
From 61 to 90 days	78,089	62,276
From 91 to 120 days	84,654	54,725
From 121 to 180 days	80,447	96,079
From 181 to 360 days	158,182	202,024
Over 360 days	2,915,121	2,750,462

Total past-due	3,622,283	3,395,766

Total	4,817,381	4,388,566

The increase in the balance overdue is mainly due to accounts receivable at wholesale where municipalities served are challenging in court the tariffs charged by SABESP. These amounts are fully covered by the allowance for doubtful accounts.

(c)         Allowance for doubtful accounts

	December 31, 2015	December 31, 2014	December 31, 2013

Balance at the beginning of the year	3,164,288	2,856,684	2,723,408
Private sector /government entities	103,231	130,398	93,272
Recoveries	(177,993)	(59,341)	(51,654)
Wholesale customers	283,113	236,679	218,687

Net additions for the year	208,351	307,736	260,305

Write-offs in the year referring to accounts receivable	(64,846)	(132)	(127,029)

Balance at the end of the year	3,307,793	3,164,288	2,856,684

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Reconciliation of provision for losses of income	December 31, 2015	December 31, 2014	December 31, 2013

Losses (write-off)	63,076	52,900	63,102
Provision for state entities (related parties)	3,999	(1,341)	(856)
Provision for private sector /government entities	103,231	130,398	93,272
Provision for wholesale customers	10,107	16,973	-
Recoveries	(177,993)	(59,341)	(51,654)

Amount recorded as selling expenses	2,420	139,589	103,864

Wholesale sales losses, amounting to R$273,006, R$219,706 and R$218,687 in 2015, 2014 and 2013, respectively, were also recorded as revenue reduction.

The Company does not have customers representing 10% or more of its revenues.

(d)         Agreement with the municipality of Santos

On September 29, 2015, the State of São Paulo, the municipality of Santos and SABESP entered into a “Water Supply and Sewage Public Utility Services Agreement” in the municipality of Santos. Under this contract, the State of São Paulo and the municipality of Santos, granted SABESP exclusive rights to render services for a 30-year term.

On this same date, judicial settlements were signed related to lawsuits filed by SABESP against the municipality of Santos, as well as an out-of-court settlement, both aimed to settle debts owed by the municipality which were overdue up to August 31, 2015. In December 2015, the fair value of these debits was calculated and resulted in accounts receivable of R$2,281, later transferred to intangible assets due to the settlement carried out to contract the concession for a 30-year term.

The Company will transfer amounts to the Municipality to be invested in related services and environmental sanitation in the municipality. The Company will transfer R$130,000, in five installments, the first totaling R$25,000, paid in October 2015, and the remaining four installments, of R$26,250 each, adjusted by the IPCA, to be paid annually after July 5, 2016. Additionally, every quarter, the Company will transfer 0.53% of the revenue obtained from the services rendered in the Municipality, less PIS-PASEP and COFINS taxes. Semi-annually, the Municipality must provide a report describing the initiatives carried out and the actual amounts related to the transfers made.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

10           Related-Party Balances andTransactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)         Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	December 31, 2015	December 31, 2014
Accounts receivable
Current:
Water and sewage services (i)	115,633	96,162
Allowance for losses (i)	(49,332)	(45,333)
Reimbursement for retirement and pension benefits paid -
- monthly flow (payments) (ii) and (vi)	20,564	9,753
- GESP agreement (ii) and (vi)	49,985	43,722
“Se Liga na Rede” program (l)	19,305	17,661

Total current	156,155	121,965

Noncurrent:
Reimbursement from retirement and pension benefits paid (G0):
- GESP agreement – 2008 (ii) e (vi)	66,646	102,018
- GESP agreement – 2015 (vii)	649,306	-

Total noncurrent	715,952	102,018

Total receivables from shareholders	872,107	223,983

Assets:
Water and sewage services	66,301	50,829
Reimbursement of additional retirement and pension benefits (G0)	786,501	155,493
“Se Liga na Rede” program (l)	19,305	17,661

Total	872,107	223,983

Liabilities:
Interest on capital payable to related parties	64,013	107,784
Other (h)	2,210	1,569

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	2015	2014	2013
Revenue from water and sewage services
Water supply	195,478	216,816	239,513
Sewage services	162,034	195,218	209,585
Payments received from related parties	(338,471)	(431,607)	(453,612)

Receipt of GESP reimbursement referring to Law 4819/58	(121,709)	(112,534)	(110,912)

(i)       Water and sewage services

The Company provides water supply and sewage collection services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement of credits which can be made according to items (iii), (iv) and (v).

An allowance for losses of amounts past due for more than 360 days has been recorded due to the uncertainty involving these receipts (R$49,332 in 2015 and R$45,333 in 2014).

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

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

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for ensuring and maintaining the Alto Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the Benefits. The DAEE would transfer the reservoirs to the Company, replacing the amount owed by GESP. However, the São Paulo State Public Prosecution Office challenges the legal validity of this agreement, and its main argument is the lack of bidding and the absence of a specific legislative authorization for disposal of DAEE's assets. There is an unfavorable decision to SABESP not yet unappealable. The Company's legal advisors assess the risk of loss in this lawsuit as probable. See additional information in items (vi) and (vii) below.

(iv)            First Amendment to the GESP Agreement

On March 22, 2004, the Company and the São Paulo State Government amended the terms of the original GESP Agreement, (1) consolidating and recognizing the amounts due by the São Paulo State Government for water supply and sewage collection services provided, monetarily adjusted through February 2004; (2) formally authorizing the offset of amounts due by the São Paulo State Government with interest on capital declared by the Company and any other debt owed to the São Paulo State Government as of December 31, 2003, monetarily adjusted through February 2004; and (3) defining the payment conditions of the remaining liabilities of the São Paulo State Government for the receipt of the water supply and sewage services.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

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

(vi)            Third Amendment to the GESP Agreement

On November 17, 2008, GESP, SABESP and DAEE signed the third amendment to the GESP Agreement, through which GESP recognized a debt balance payable to SABESP totaling R$915,251, monetarily adjusted up to September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs (see information on item (iii) of this note) as part of the payment of the Undisputed Reimbursement and offered to GESP a provisional settlement, recognizing a credit totaling R$696,283, corresponding to the value of the reservoirs in the Alto Tietê system. The Company did not recognize the reimbursement receivable of R$696,283 related to the reservoirs, as it is not virtually certain that will be transferred by the State. In March 2015, Sabesp and GESP entered into an agreement to pay the amounts receivable, totaling R$696,283 (more information in item (vii) of this note). The remaining balance totaling R$218,967 has been paid in 114 monthly, consecutive installments, totaling R$1,920 each, including the annual IPCA-IBGE fluctuation, plus interest of 0.5% p.m., the first of which fell due on November 25, 2008.

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

(vii)          Agreement with the São Paulo State Government entered into in 2015

On March 18, 2015, the Company, the State of São Paulo and the Department of Water and Electricity (DAEE), and the Sanitation and Water Resources Department as the intervening party, entered into a Term of Agreement in the amount of R$1,012,310, of which R$696,283 refer to the principal of the Undisputed Amount mentioned in item (iii) and R$316,027 corresponding to the inflation adjustment of the principal until February 2015.

The Principal Amount will be paid in 180 installments, as follows:

The first 24 installments were settled by immediately transferring 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista - CTEEP, totaling R$87,174, based on the share closing on March 17, 2015; and

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The amount of R$609,109 is adjusted by IPCA (Extended Consumer Price Index) until the date when payments start and paid in cash, by means of other 156 monthly installments, beginning on April 5, 2017. When payment starts, installments will be adjusted by IPCA plus simple interest of 0.5% per month.

Considering the lawsuit which objects the possibility of transferring the reservoirs is pending final and unappealable court decision, the agreement also provides for the following situations:

If transfer is possible and the Reservoirs are effectively transferred to Sabesp and registered at the notary’s office, Sabesp will reimburse to the State the amounts paid in replacement of Reservoirs (Principal Amount) in 60 monthly installments adjusted by IPCA until the date of payment of each installment; and

If the transfer of Reservoirs is not possible, the State will pay to Sabesp, in addition to the Principal Amount, the inflation adjustment credit of R$316,027 in 60 installments, starting these payments at the end of Principal Amount installment payment. The amount will be adjusted by IPCA to the start date of payments and, as of this date, IPCA will be incurred plus 0.5% simple interest rates/month over the amount of each installment.

The accounting impacts of the agreement generated a debit of R$696,283 in accounts receivable from related parties and a credit in the same amount in administrative expenses on the transaction date. Due to such transaction, as of December 31, 2015, the Company recorded receivables from GESP in the amount of R$649,306, in non-current assets, and CTEEP shares in the amount of R$101,500, under “other receivables” in current assets.

(viii)         Disputed Amount of Benefits

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

By entering into the third amendment, the State's Legal Representative (PGE) agreed to reassess the differences that gave rise to the Disputed Amount of benefits set out in Law 4,819/58. At the time, the expectation was based on the willingness of the PGE to reanalyze the issue and the implied right of the Company to the reimbursement, including based on opinions from outside legal advisors.

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

Year ended December 31, 2015 and 2014

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

The Company's Management decided to not recognize the reimbursements which were not considered virtually certain that will be reimbursed by the State. As of December 31, 2015 and 2014, the amounts not recorded by the Company, related to the pension benefits paid on behalf of the State by the Company, totaled R$855,054 and R$1,479,705, respectively, as disclosed in item 10 (b) below.

As a result, the Company also recognized the obligation related to the pension benefit obligations maintained with the beneficiaries, retirees and pensioners of Plan G0. As of December 31, 2015 and 2014, the pension benefit obligations of Plan G0 totaled R$2,166,942 and R$2.053.527, respectively. For detailed information on the pension benefit obligations refer to Note 20 (b) (iii).

(b)         Contingent assets - GESP (not recorded)

As mentioned above, as of December 31, 2015 and December 31, 2014, SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), as follows:

	December 31, 2015	December 31, 2014
Disputed amounts receivable	855,054	783,422
Undisputed amount referring to the transfer to SABESP of reservoirs at Alto Tietê system (original value)(*)	-	696,283
Total	855,054	1,479,705

(*) See Note 10 (a) (vii).

(c)         Use of reservoirs– EMAE

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

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

On April 11, 2016 we were named in legal proceedings commenced by minority shareholders of EMAE against the State of São Paulo. The plaintiffs in these proceedings are seeking an order to require the State to stop us from drawing water from the reservoirs without paying compensation to EMAE, and to allow EMAE to pump water from the reservoirs for its hydroelectric facility. The plaintiffs in these proceedings allege that the State, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE’s detriment and in favor of our company.

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

(e)         Guarantees

The State Government provides guarantees for some borrowings and financing of the Company and does not charge any fee with respect to such guarantees.

(f)                   Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed. In 2015, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$10,481 (R$9,651 in December 2014 and R$12,879 in December 2103).

As of December 31, 2015, expenses related to personnel assigned by other entities to SABESP totaled R$342 (R$403 in December 2014 and R$695 in December 2013).

(g)         Services obtained from state government entities

As of December 31, 2015 and 2014, SABESP had an outstanding amounts payable of R$2,210 and R$1,569, respectively, for services rendered by São Paulo State Government entities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(h)         Non-operating assets

As of December 31, 2015 and 2014, the Company had an amount of R$969 related to free land lent to DAEE (Water and Electricity Department).

(i)                          Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of December 31, 2015 amounted to R$665,274 (R$676,071 in December 2014), according to Note 20 (b).

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

Officers' compensation is limited to the compensation of the State Governor, the Board of Directors' and the Fiscal Council’s compensation is equivalent to 30 percent and 20 percent, respectively, of the executive committee' overall compensation, contingent on attendance of at least one monthly meeting.

The objective of the compensation policy is to set a private sector management paradigm to retain its staff and recruit competent, experienced and motivated professionals, considering the level of management efficiency currently required by the Company.

In addition to monthly fee, the members of the Board of Directors, Fiscal Council and the Board of Executive Officers receive annual reward equivalent to a monthly fee, calculated on a prorated basis in December of each year. The purpose of this reward is to correspond to the thirteenth salary paid to the Company’s employees, as officers and directors' relationship with the Company is governed by its bylaws and not the labor code.

Benefits paid only to statutory officers - meal ticket, basket of food staples, medical care, annual paid rest typified as a paid leave of 30 calendar days, and payment of a premium equivalent to one third of the monthly fee and bonuses.

SABESP pays bonuses for the purposes of compensating directors, in accordance with the guidelines of the São Paulo State government, as an incentive policy, as long as the Company records quarterly, semiannual, and yearly profits, and distributes mandatory dividends to shareholders, even if in the form of interest on capital. Annual bonuses cannot exceed six times the monthly compensation of the officers/directors or 10 percent of the interest on capital paid by the Company, prevailing the shortest amount.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers amounted to R$4,078, R$3,749 and R$3,386  for the years ended December 31, 2015, 2014 and 2013, respectively. An additional amount of R$521, related to the bonus program, was recorded in 2015 (R$504 in December 2014 and R$566 in December 2013).

(k)         Loan agreement through credit facility

The Company entered into a loan agreement through credit facility with the SPEs Águas de Andradina S.A., Águas de Castilho S.A., Aquapolo Ambiental S.A. and Attend Ambiental S.A. to finance the operations of these companies, until the borrowings and financing requested with financial institutions is cleared.

The contracts signed with SPEs Águas de Andradina S.A. and Águas de Castilho S.A. were settled. Other agreements signed with Aquapolo Ambiental S.A., on March 30, 2012, and Attend Ambiental S.A., on May 9, 2014, remain with the same characteristics, according to the table below:

SPE	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Attend Ambiental	5,400	1,757	7,157	SELIC + 3.5 % p.a.	(i)
Aquapolo Ambiental	5,629	4,710	10,339	CDI + 1.2% p.a.	04/30/2016 (ii)
Aquapolo Ambiental	19,000	8,793	27,793	CDI + 1.2% p.a.	10/30/2015 (ii)
Total	30,029	15,260	45,289

(i)     The loan agreement with SPE Attend Ambiental S/A matures within 180 days, from the date when the respective amount is available in the borrower’s account, renewable for the same period. The credit has been overdue since May 11, 2015 and is subject to contractual default charges (inflation adjustment considering the IGP-M variation, 2% fine and default interest of 1% p.m.). The agreement has been renegotiated between the parties.

(ii)  The agreement expired on April 30, 2015 was amended, and its maturity was extended to October 30, 2015. The Company and Aquapolo Ambiental S/A are renegotiating the payment terms and the maturity of both agreements.

As a result of the renegotiations, the principal, in the amount of R$30,029, and interest, in the amount of R$15,260, that used to be recognized in current assets, under “other receivables”, were reclassified to the same group of noncurrent assets until new payment conditions are agreed upon. As of December 31, 2015, the balance of principal and interest rates of these agreements was R$45,289 (R$40,366 as of December 31, 2014). In 2015, a financial income recognized was R$10,123 (R$5,222 in 2014 and R$3,977 in 2013).

(l)                          “Se Liga na Rede” (Connect to the Network Program)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The State Government enacted the State Law nº 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low income households which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. As of December 31, 2015, the program total amount was R$78,447 (R$67,576 as of December 31, 2014), R$19,305 (R$17,661 as of December 31, 2014) recorded in balances receivable from related parties, the amount of R$34,089 (R$24,862 as of December 31, 2014) recorded in the group of intangible assets and R$25,053 (R$25,053 as of December 31, 2014) reimbursed by GESP.

11            Water National Agency- ANA

The Company has agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program.”

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Caixa Econômica Federal - Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as, the reduction of polluting cargoes of each agreement.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. As of December 31, 2015, the balances of assets and liabilities were R$88,368 (R$122,634 as of December 31, 2014), and the liabilities are recorded under "Other liabilities" of noncurrent liabilities.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Sesamm's capital as of December 31, 2015, totaled R$19,532, and was represented by 19,532,409 registered common shares without a par value. SABESP holds 36% of its equity interest and Inima holds another 46% of its equity interest.

The operations started in June 2012.

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil – Cab Ambiental incorporated the company Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

The Extraordinary Shareholders’ Meeting held on December 4, 2015, unanimously approved the capital increase in the amount of R$8,466. As of December 31, 2015, the capital of Águas de Andradina totaled R$11,551, divided into 11,551,089 registered common shares without a par value. SABESP holds 30% of its equity interest. The amount of R$12 is recorded under investee’s equity, as advance for future capital increase.

The operations started in October 2010.

Águas de Castilho

On October 29, 2010, the Company, together with the company Águas do Brasil – Cab Ambiental, incorporated the company Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

As of December 31, 2015, the company’s capital was R$1,620, and was represented by 1,620,000 registered share without par value. SABESP holds 30% equity interest.

The operations started in January 2011.

Saneaqua Mairinque

On June 14, 2010, the Company, together with the company Odebrecht Utilities S/A, former Foz do Brasil S.A., with indefinite term, for the purpose of exploring the water supply and sewage public utilities of the municipality of Mairinque.

As of December 31, 2015, the capital of Saneaqua Mairinque totaled R$2,000, and was represented by 2,000,000 registered common shares without a par value. SABESP holds 30% equity interest.

The operations started in October 2010.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Attend Ambiental

On August 23, 2010, Sabesp, jointly with Companhia Estre Ambiental S.A, merged the company Attend Ambiental S.A, for constructing and operating a pretreatment of non-domestic effluent station, sludge transportation and related services in the city of São Paulo as well as implement similar structures in other areas in Brazil and abroad.

As of December 31, 2015 the capital totaled R$13,400, and was represented by 13,400,000 registered common shares without par value. SABESP holds 45% equity interest. The total of R$11,400, which was recorded under the investee’s shareholders’ equity as advance for future capital increase, was fully paid on March 1, 2013.

The operations initiated in December 2014.

Aquapolo Ambiental S/A.

On October 8, 2009, the Company, together with the company Odebrecht Utilities S/A, formerly Foz do Brasil S.A., incorporated the company Aquapolo Ambiental S.A., for the purpose of producing, providing and trading reused water for Quattor Química S.A., Quattor Petroquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex.

As of December 31, 2015, the capital of Aquapolo totaled R$36,412, and was represented by 42,419,045 registered common shares without a par value. SABESP holds 49%of its equity interest.

The operations initiated in October 2012.

Paulista Geradora de Energia

On April 13, 2015, the Company acquired shares from Empresa Paulista Geradora de Energia S/A - PGE, jointly with with Servtec Investimentos e Participações Ltda ("Servtec) and Tecniplan Engenharia e Comércio Ltda ("Tecniplan"), which operational purpose is implementation and commercial exploration of water potential in small hydroelectric power plants (PCHs), located at the Guaraú and Vertedouro Cascata Water Treatment Stations.

As of December 31, 2015, the capital stock of Paulista Geradora de Energia was R$8,679, and was represented by 8,679,040 registered common shares without a par value, in which SABESP holds a 25% interest.

As of December 31, 2015, operations had not started yet.

Below is a summary of the investees’ financial statements and SABESP’s equity interest:

Company	Equity			Provisioned dividends	Profit (loss) for the year
	2015	2014	2013	2015	2015	2014	2013

Sesamm	32,313	26,788	22,884	(557)	6,082	3,904	6,885
Águas de Andradina (i)	15,191	4,582	3,622	(228)	2,371	960	1,119
Águas de Castilho	3,449	2,866	2,064	(190)	773	802	484
Saneaqua Mairinque	3,560	2,697	3,102	(282)	1,145	(405)	695
Attend Ambiental	3,084	(111)	6,016	-	3,195	(6,127)	(3,715)
Aquapolo Ambiental	11,651	16,220	19,400	-	(4,569)	(3,180)	1,976
Paulista Geradora de Energia	8,509	-	-	-	(114)	-	-

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Company	Investments		Dividends distributed	Equity in the earnings of subsidiaries			Interest percentage
	2015	2014	2015	2015	2014	2013	2015	2014	2013

Sesamm	11,633	9,644	(201)	2,190	1,405	2,479	36%	36%	36%
Águas de Andradina (i)	4,558	1,375	(68)	711	288	336	30%	30%	30%
Águas de Castilho	1,035	860	(57)	232	241	145	30%	30%	30%
Saneaqua Mairinque	1,068	809	(85)	344	(122)	209	30%	30%	30%
Attend Ambiental	1,388	-	-	1,388	(2,707)	(1,672)	45%	45%	45%
Aquapolo Ambiental	5,709	7,948	-	(2,239)	(1,558)	968	49%	49%	49%
Paulista Geradora de Energia	2,127	-	-	(29)	-	-	25%	-	-
Total	27,518	20,636	(411)	2,597	(2,453)	2,465
Other investments	587	587
Overall total	28,105	21,223

(i)     The Extraordinary Shareholders’ Meeting of December 4, 2015 approved a capital increase in the amount of R$8,466. SABESP contributed R$2,540, which corresponds to its percentage interest in the investee.

13           Investmentproperties

As of December 31, 2015, the balance of “Investment properties” is R$56,957 (December 31, 2014 – R$54,039). As of December 31, 2015 and 2014, the market value of these properties is approximately R$392,000 and R$350,000, respectively.

	December 31, 2014	Transfers	Write-offs and disposals	Depreciation	December 31, 2015

Investment property	54,039	9,182	(5,859)	(405)	56,957
Total	54,039	9,182	(5,859)	(405)	56,957

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

There were no changes in 2014.

14           Intangible Assets

(a)         Balance sheet balances

	December 31, 2015			December 31, 2014
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Agreements – equity value	8,862,581	(1,574,951)	7,287,630	8,983,492	(1,614,221)	7,369,271
Agreements – economic value	1,819,219	(466,199)	1,353,020	1,679,042	(397,782)	1,281,260
Program contracts	8,660,552	(2,371,977)	6,288,575	7,338,985	(1,959,832)	5,379,153
Program contracts – commitments	986,086	(135,556)	850,530	808,662	(105,753)	702,909
Services contracts – São Paulo	14,767,591	(2,400,574)	12,367,017	12,916,939	(1,930,553)	10,986,386
Software license	474,294	(107,440)	366,854	326,045	(65,498)	260,547
Total	35,570,323	(7,056,697)	28,513,626	32,053,165	(6,073,639)	25,979,526

(b)         Changes

	December 31, 2014	Additions	Contract renewal	Reversal of provision for losses	Transfers	Write-offs and disposals	Amortization	December 31, 2015
Intangible assets arising from:
Agreements – equity value	7,369,271	574,421	(463,362)	747	(324)	(4,303)	(188,820)	7,287,630
Agreements – economic value	1,281,260	140,732	-	-	(17)	(139)	(68,816)	1,353,020
Program contracts	5,379,153	663,399	463,362	4,459	(752)	(11,045)	(210,001)	6,288,575
Program contracts – commitments	702,909	177,424	-	-	-	-	(29,803)	850,530
Services contracts – São Paulo	10,986,386	1,900,218	-	18,879	(4,997)	(30,321)	(503,148)	12,367,017
Software license	260,547	148,248	-	-	-	-	(41,941)	366,854
Total	25,979,526	3,604,442	-	24,085	(6,090)	(45,808)	(1,042,529)	28,513,626

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2013	Additions	Contract renewal	Provision for losses	Transfers	Write-offs and disposals	Amortization	December 31, 2014
Intangible assets arising from:
Agreements – equity value	7,079,790	693,960	(165,093)	(1,598)	(34,011)	(14,542)	(189,235)	7,369,271
Agreements – economic value	1,186,146	150,647	-	-	(57)	(496)	(54,980)	1,281,260
Program contracts	4,668,567	878,947	165,093	(2,919)	(122,940)	(9,726)	(197,869)	5,379,153
Program contracts – commitments	613,320	115,632	-	-	-	-	(26,043)	702,909
Services contracts – São Paulo	10,124,603	1,264,861	-	(30,352)	112,507	(23,162)	(462,071)	10,986,386
Software license	173,805	132,734	-	-	-	-	(45,992)	260,547
Total	23,846,231	3,236,781	-	(34,869)	(44,501)	(47,926)	(976,190)	25,979,526

	December 31, 2012	Additions	Contract renewal	Transfers	Write-offs and disposals	Amortization	December 31, 2013
Intangible assets arising from:
Agreements – equity value	6,896,194	647,318	(310,844)	(6,690)	(3,458)	(142,730)	7,079,790
Agreements – economic value	1.109,936	126,853	-	82	(86)	(50,639)	1,186,146
Program contracts	3,819,172	733,796	310,844	4,789	(2,390)	(197,644)	4,668,567
Program contracts – commitments	571,091	65,040	-	-	-	(22,811)	613,320
Services contracts – São Paulo	9,568,487	975,913	-	177	(21,939)	(398,035)	10,124,603
Software license	2,646	201,399	-	5,155	-	(35,395)	173,805
Total	21,967,526	2,750,319	-	3,513	(27,873)	(847,254)	23,846,231

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

In 2015, the Company formalized program contracts with the municipalities of Barueri, Mairiporã and Santos, and signed a program contract with the municipality of Santa Isabel, all of them for a 30-year term. In the municipality of Santa Isabel, the operations started in January 2016.

(c)         Construction services

	2015
	Water supply	Sewage services	Total
Construction revenue	2,090,012	1,246,704	3,336,716
Construction cost incurred	2,044,606	1,219,202	3,263,808
Margin	45,406	27,502	72,908

	2014
	Water	Sewage	Total
Construction revenue	1,204,380	1,713,656	2,918,036
Construction cost incurred	1,181,596	1,673,920	2,855,516
Margin	22,784	39,736	62,520

	2013
	Water	Sewage	Total
Construction revenue	1,011,412	1,433,323	2,444,735
Construction cost incurred	988,281	1,406,206	2,394,487
Margin	23,131	27,117	50,248

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

As of December 31, 2015, the Company operated in 364 municipalities in the State of São Paulo (364 as of December 31, 2014). In most of these contracts operations are based on 30-year concession period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The services provided by the Company are billed at a price regulated and controlled by São Paulo State Sanitation and Energy Regulatory Agency (ARSESP).

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

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession agreements" and amortized over the period of the related concession (usually 30 years). As of December 31, 2015 and 2014 there were no amounts pending related to these payments to the municipalities.

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

In 2015, amortization expenses related to the commitments of the program contract were R$29,803 (R$26,043 in 2014 and R$22,811 in December 2013).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The amounts not yet disbursed related to commitments under the program contracts are recorded in “Program Contracts – Commitments” in current liabilities (in the amount of R$228,659 and R$189,551 as of December 31, 2015 and 2014, respectively) and noncurrent liabilities (in the amount of R$92,055 and R$18,208 as of December 31, 2015 and 2014, respectively). In 2015, the annual rate of 8.06% was applied (WACC) to calculate the present value adjustment of these contracts.

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

Year ended December 31, 2015 and 2014

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

The agreement represents 51.77% of the total revenue of the Company as of December 31, 2015, and ensures the judicial and assets security, adequate return to shareholders and quality services to its customers.

The municipality of São Paulo and the Company did not conclude an agreement to equalize financial pending issues existing until the signature date of the Agreement related to the rendering of water supply and sewage collection services to the real properties of the municipality, reason that, the Company filed a suit to collect these accounts, which are accrued for losses.

(e)         Capitalization of interest and other finance charges

In 2015, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects in concession intangible assets, within the limits established by the accounting rules, totaling R$466,544 (R$278,265 in 2014 and R$205,012 in 2013), during the period in which assets were recorded as works in progress.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(f)                          Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. In 2015 and 2014 the margin was 2.3%.

Construction margin for 2015, 2014 and 2013 were R$72,908, R$62,520 and R$50,248, respectively.

(g)         Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The costs of these expropriations are recorded as concession intangible assets after the transaction is completed. In 2015, the total amount related to expropriations was R$66,801 (R$13,200 in 2014 and R$61,102 in 2013).

(h)         Public-Private Partnership- PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/04.

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

As of December 31, 2015 and 2014, the amounts recognized as intangible asset related to PPP were R$393,275 and R$404,447, respectively. In 2015, a discount rate of 8.20% p.a. was used to calculate the adjustment to present value of the agreement.

The obligations assumed by the Company as of December 31, 2015 and 2014, are shown in the table below.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

On a monthly basis, SABESP assigns funds from tariffs to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$9,164, corresponding to the monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is recorded in a restricted account, pursuant to the contractual operating proceeding. Should SABESP comply with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee is effective since the beginning of the operation and will be valid until the conclusion, termination, intervention, annulment or caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including in the event of bankruptcy or extinction of the SPE.

São Lourenço Production System

SABESP and the special purpose entity Sistema Produtor São Lourenço S/A, composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, in August 2013 signed the public-private partnership agreements of the São Lourenço Production System.

The objective of the contract is: a) the construction of a water producing system, mainly consisting of a water pipeline connecting Ibiúna to Barueri, a water collection station in Ibiúna, a water treatment station in Vargem Grande Paulista and water reservoirs; and b) the provision of services for a 25-year term, aiming at rendering services to operate the dehydration system, drying and final disposal of sludge, maintenance and works of the São Lourenço Production System. Works started in April 2014.

Pursuant to the agreement, the works should end in April 2018. However, since these are essential works to guarantee water security, the Company has been making efforts to finish them by the end of 2017.

The estimated amount monetarily restated through December 31, 2015 is approximately R$7.5 billion. This amount was calculated considering the early startup mentioned above.

After the beginning of the operations, every month SABESP will transfer to the SPE Sistema Produtor São Lourenço S/A funds from tariffs arising from the services provided, in the amount of R$24.4 million, equivalent to the monthly remuneration plus interest and charges. The amount above will be annually restated by the IPC - FIPE and should be monthly recorded in a restricted account, in accordance with the operating procedures of the agreements. Should SABESP perform its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee will become effective as of the beginning of the system’s appropriate operation, duly accepted by SABESP, valid until the occurrence of any of the following events, whichiever occurs first: (i) the original payment date of the last installment of interest / amortization of the principal taken out by the SPE to execute the works; (ii) the end, termination, intervention, annulment, caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including bankruptcy or extinction of the SPE.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2015 and 2014, the carrying amount recorded in the Company’s intangible assets, related to this PPP, amounted to R$699.335 and R$22,756, respectively. Intangible assets are accounted for based on the physical evolution of the works which, as of December 31, 2015, was approximately 25%, with a counter-entry in the Private Public Partnership (PPP) liabilities account. In 2015, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of the agreement.

The obligations assumed by the Company as of December 31, 2015 and 2014 are shown in the table below, and the increase in liabilities and intangible assets was due to the progress of the works in 2015.

	December 31, 2015			December 31, 2014
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	33,255	319,076	352,331	38,047	307,991	346,038
São Lourenço	-	682,702	682,702	-	22,245	22,245

Total	33,255	1,001,778	1,035,033	38,047	330,236	368,283

(i)                          Works in progress

The amount of R$6,596 million is recorded under intangible assets as works in progress as of December 31, 2015 (R$5,180 million as of December 31, 2014), and, in 2015, the major projects are located in the municipalities of São Paulo, Praia Grande and Franca, totaling R$3,449 million (including R$699 million from PPP São Lourenço), R$272 million and R$199 million, respectively.

(j)                          Amortization of intangible assets

The amortization average rate totaled 3.9% as of December 31, 2015, 3.8% as of December 31, 2014 and 3.9% in December 31, 2013.

(k)         Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. In the first quarter of 2013, the Company started to implement an integrated business management solution (ERP system), which includes the implementation of administrative/financial module is and the commercial module. The project is in progress.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

15           Property, Plant and Equipment

(a)         Balance sheet balances

	December 31, 2015			December 31, 2014
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	102,708	-	102,708	100,533	-	100,533
Buildings	79,257	(33,366)	45,891	74,235	(31,720)	42,515
Equipment	326,598	(164,380)	162,218	299,921	(152,999)	146,922
Transportation equipment	12,169	(6,477)	5,692	14,051	(6,438)	7,613
Furniture and fixtures	18,664	(10,246)	8,418	16,556	(9,432)	7,124
Other	435	(286)	149	688	(550)	138
Total	539,831	(214,755)	325,076	505,984	(201,139)	304,845

(b)         Changes

	December 31, 2014	Additions	Transfer	Write-offs and disposals	Depreciation	December 31, 2015
Land	100,533	1,032	1,143	-	-	102,708
Buildings	42,515	1,383	3,347	-	(1,354)	45,891
Equipment	146,922	51,610	(8,123)	(340)	(27,851)	162,218
Transportation equipment	7,613	135	(1,109)	(10)	(937)	5,692
Furniture and fixtures	7,124	634	1,629	(23)	(946)	8,418
Other	138	-	21	-	(10)	149
Total	304,845	54,794	(3,092)	(373)	(31,098)	325,076

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2013	Additions	Transfer	Write-offs and disposals	Depreciation	Depreciation 31, 2014
Land	88,332	-	12,201	-	-	100,533
Buildings	23,954	28,407	(8,561)	-	(1,285)	42,515
Equipment	71,833	58,002	42,481	(280)	(25,114)	146,922
Transportation equipment	7,895	1,481	(707)	-	(1,056)	7,613
Furniture and fixtures	6,821	1,187	(29)	(39)	(816)	7,124
Other	661	374	(884)	(3)	(10)	138
Total	199,496	89,451	44,501	(322)	(28,281)	304,845

	December 31, 2012	Additions	Transfer	Write-offs and disposals	Depreciation	Depreciation 31, 2013
Land	88,328	-	4	-	-	88,332
Buildings	25,561	-	(133)	(216)	(1,258)	23,954
Equipment	69,633	24,678	(1,358)	(350)	(20,770)	71,833
Transportation equipment	6,615	4,096	(1,795)	-	(1,021)	7,895
Furniture and fixtures	6,187	1,458	(5)	(59)	(760)	6,821
Other	386	511	(226)	-	(10)	661
Total	196,710	30,743	(3,513)	(625)	(23,819)	199,496

(c)         Depreciation

The Company annually revises the depreciation rates of: buildings - 2%; equipment- 10%; transportation equipment - 10% and furniture, fixture and equipment - 6.7%. Lands are not depreciated.

The depreciation average rate was 11.5% in 2015 and 11.4% in 2014 and 2013.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Year ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

16           Borrowings and financing

Borrowings and financing outstanding balance	December 31, 2015			December 31, 2014
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	39,619	155,815	195,434	38,027	187,352	225,379
12th issue debentures	45,450	385,667	431,117	45,450	431,174	476,624
14th issue debentures	38,519	210,961	249,480	37,038	239,192	276,230
15th issue debentures	94,819	728,529	823,348	94,819	761,497	856,316
16th issue debentures	-	-	-	498,731	-	498,731
17th issue debentures	140,144	997,259	1,137,403	-	1,067,760	1,067,760
18th issue debentures	3,167	247,683	250,850	-	202,145	202,145
19th issue debentures	-	498,587	498,587	-	497,793	497,793
20th issue debentures	-	494,500	494,500	-	-	-
Brazilian Federal Savings Bank	49,491	1,014,850	1,064,341	67,085	1,031,438	1,098,523
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,368	49,104	65,472	16,309	65,237	81,546
Brazilian Development Bank - BNDES PAC	10,329	66,984	77,313	10,287	76,975	87,262
Brazilian Development Bank - BNDES PAC II 9751	4,264	31,206	35,470	4,068	35,318	39,386
Brazilian Development Bank - BNDES PAC II 9752	2,308	23,660	25,968	1,725	25,875	27,600
Brazilian Development Bank - BNDES ONDA LIMPA	22,347	184,082	206,429	20,183	186,374	206,557
Brazilian Development Bank - BNDES TIETÊ III	17,725	265,663	283,388	-	187,420	187,420
Leases	11,955	522,940	534,895	8,997	473,593	482,590
Other	649	1,270	1,919	716	1,886	2,602
Interest and charges	127,862	-	127,862	125,011	-	125,011
Total in local currency	625,016	5,878,760	6,503,776	968,446	5,471,029	6,439,475
Borrowings and financing outstanding balance	December 31, 2015			December 31, 2014
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 713 – US$50,195 thousand (US$75,293 thousand in December 2014)	98,001	98,001	196,002	66,664	133,329	199,993
Inter-American Development Bank - BID 896 – US$2,778 thousand (US$5,555 thousand in December 2014)	10,848	-	10,848	7,377	7,378	14,755
Inter-American Development Bank - BID 1212 – US$102,781 thousand (US$113,059 thousand in December 2014)	40,134	361,204	401,338	27,301	273,007	300,308
Inter-American Development Bank - BID 2202 – US$405,072 thousand (US$347,190 thousand in December 2014)	-	1,572,181	1,572,181	-	914,189	914,189
International Bank for Reconstruction and Development - BIRD – US$61,158 thousand (US$45,860 thousand in December 2014)	-	238,464	238,464	-	121,447	121,447
Eurobonds – US$140,000 thousand (US$140,000 thousand in December 2014)	546,570	-	546,570	-	371,655	371,655
Eurobonds – US$350,000 thousand (US$350,000 thousand in December 2014)	-	1,362,570	1,362,570	-	924,741	924,741
JICA 15 – ¥16.134,020 thousand (¥17,286,450 thousand in December 2014)	37,373	485,853	523,226	25,619	358,659	384,278
JICA 18 – ¥14.506.240 thousand (¥15,542,400 thousand in December 2014)	33,603	436,548	470,151	23,034	322,166	345,200
JICA 17 – ¥1.565.564 thousand (¥1,029,992 thousand in December 2014)	-	50,201	50,201	-	22,437	22,437
JICA 19 – ¥21.701.103 thousand (¥14,208,068 thousand in December 2014)	-	701,978	701,978	-	314,526	314,526
BID 1983AB – US$130,289 thousand (US$154,231 thousand in December 2014)	93,490	409,578	503,068	63,596	344,078	407,674
Interest and charges	41,227	-	41,227	25,089	-	25,089
Total in foreign currency	901,246	5,716,578	6,617,824	238,680	4,107,612	4,346,292

Total borrowings and financing	1,526,262	11,595,338	13,121,600	1,207,126	9,578,641	10,785,767

Exchange rate as of December 31, 2015 US$3.9048; ¥0.03243 (US$2.6562; ¥0,02223 as of December 31, 2014)

As of December 31, 2015, the Company did not record balances of borrowings and financing raised during the year to mature within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Local currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP +1.92% (Series 1 and 3) and 9.53% (Series 2)	IPCA (Series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP +1.92% (Series 1 and 3) and 9.19% (Series 2)	IPCA (Series 2)
15th issue debentures	Own funds	2019	CDI + 0.99% (Series 1) and 6.2% (Series 2)	IPCA (Series 2)
17th issue debentures	Own funds	2023	CDI +0.75 (Series 1) and 4.5% (Series 2) and+4.75% (Series 3)	IPCA (Series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1,92% (Series 1 and 3) and 8.25% (Series 2)	IPCA (Series 2)
19th issue debentures	Own funds	2017	CDI + 0.80% to 1.08%
20th issue debentures	Own funds	2019	CDI + 3.80%
Brazilian Federal Savings Bank	Own funds	2015/2037	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	2.5% + TJLP
Brazilian Development Bank - BNDES PAC	Own funds	2023	2.15% + TJLP
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	1.92% + TJLP
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	1.66% + TJLP
Leases		2035	7.73% to 10.12%	IPC
Other	Own funds	2015/2018	TJLP + 2% (Fehidro) and 12% (Presidente Prudente)	TR

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Foreign currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

Inter-American Development Bank - BID 713 – US$50,195 thousand	Government	2017	3.35% (*)	US$
Inter-American Development Bank - BID 896 - US$2,778 thousand	Government	2016	3.00%	US$
Inter-American Development Bank - BID 1212 - US$102,781 thousand	Government	2025	2.58% (*)	US$
Inter-American Development Bank - BID 2202 - US$405,072 thousand	Government	2035	1.52% (*)	US$
International Bank for Reconstruction and Development - BIRD US$61,158 thousand	Government	2034	0.69% (*)	US$
Eurobonds – US$140,000 thousand	-	2016	7.50%	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥16,134,020 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18– ¥14,506,240 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥1,565,564 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19– ¥21,701,103 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$130,289 thousand	-	2023	Libor + 1.88% to 2.38% (*)	US$

(*) Rates comprising LIBOR + contractually defined spread.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(i)           Payment schedule – accounting balances as of December 31, 2015

	2016	2017	2018	2019	2020	2021	2022 to 2038	TOTAL
DOMESTIC CURRENCY
Debentures	361,717	890,999	864,874	959,914	396,951	189,131	417,133	4,080,719
Brazilian Federal Savings Bank	49,491	54,313	57,932	59,602	61,571	64,661	716,771	1,064,341
BNDES	73,342	79,251	79,251	79,251	61,572	61,135	260,238	694,040
Leasing	11,955	22,461	23,642	24,924	26,319	28,274	397,320	534,895
Other	649	732	538	-	-	-	-	1,919
Interest and other charges	127,862	-	-	-	-	-	-	127,862
TOTAL IN DOMESTIC CURRENCY	625,016	1,047,756	1,026,237	1,123,691	546,413	343,201	1,791,462	6,503,776
FOREIGN CURRENCY
BID	148,983	221,384	123,383	123,383	123,383	123,383	1,316,470	2,180,369
BIRD	-	-	-	7,960	15,921	15,921	198,662	238,464
Eurobonds	546,570	-	-	-	1,362,570	-	-	1,909,140
JICA	70,976	72,348	73,720	111,762	111,762	111,762	1,193,226	1,745,556
BID 1983AB	93,490	93,490	92,502	69,085	66,853	30,037	57,611	503,068
Interest and other charges	41,227	-	-	-	-	-	-	41,227
TOTAL IN FOREIGN CURRENCY	901,246	387,222	289,605	312,190	1,680,489	281,103	2,765,969	6,617,824
Overall total	1,526,262	1,434,978	1,315,842	1,435,881	2,226,902	624,304	4,557,431	13,121,600

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(a)         Debentures

Balance as of December 31, 2015 is stated net of borrowings costs in the amount of R$11,514 (R$8,770 as of December 31, 2014), which will be amortized during the same maturity period of each contract.

(i)                Main events

Debentures (20th issue)

On December 28, 2015, the Company conducted the 20th issue of unsecured non-convertible debentures, in a single series, for tender offer, in the total amount of R$500,000, amount of 50,000 debentures, unit value of R$10, the characteristics of which are the following:

	Number	Adjustment	Interest rates	Payment of interest	Amortization	Maturity

Single series	50,000	-	CDI + 3.8% p.a.	Semiannual (June and December)	Annual	December/2018and December/2019

Funds deriving from funding by means of the 20th Issue of Debentures will be allocated to recover the Company’s cash and refinance the financial commitments coming due in the first quarter of 2016.

Debentures (16th issue)

On June 24, 2015, the total early redemption of the 16th issue occurred totaling R$507,674. Contractual maturity was scheduled for November 12, 2015.

(ii)             Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Applicable to the 10th issue, 14th issue and 18th issue:

Financial covenants applicable to the financing agreements entered into with the BNDES, except for agreement no. 08.2.0169.1 (Onda Limpa):

The financing agreements entered into with the BNDES specify two ranges in which the Company needs to maintain its Adjusted EBITDA / Adjusted Financial Expenses, Adjusted Net Debt / Adjusted EBITDA, and Other Onerous Debt / Adjusted EBITDA ratios.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

These agreements also specify a guarantee mechanism in which the Company needs to ensure that a portion of the monthly receivables amount is daily recorded in a fiduciary account linked to the BNDES. In this process, every day, after the BNDES notifies the depositary bank that the Company is not in default, this portion of the monthly receivables amount is transfered to a Company curent account.

If the Adjusted EBITDA / Adjusted Financial Expenses index is equal to or higher than 3.50, the Adjusted Net Debt / Adjusted EBITDA ratio is equal to or lower than 3.00 and the Other Onerous Debt / Adjusted EBITDA ratio is equal to or lower than 1.00, the amount to be recorded in the fiduciary account linked to the BNDES is R$170.2 million per month.

If one or more ratios mentioned above are not achieved in at least two quarters, consecutive or not, within twelve months, but remain in the following range: Adjusted EBITDA / Adjusted Financial Expenses lower than 3.50 and equal to or higher than 2.80, Adjusted Net Debt / Adjusted EBITDA equal to or lower than 3.80 and higher than 3.00 and Other Onerous Debt / Adjusted EBITDA equal to or lower than 1.30 and higher than 1.00, the portion of the monthly receivables that needs to be recorded in the fiduciary account linked to the BNDES is automatically increased by 20%, to R$204.3 million per month.

The covenants clauses are:

A.   Maintenance of the following ratios, quarterly calculated and related to accrued amounts over the last 12 months, upon the disclosure of reviewed interim financial statements or audited annual financial statements:

•  Adjusted EBITDA / Adjusted financial expenses equal to or higher than 3.50;

•  Adjusted net debt / Adjusted EBITDA equal to or lower than 3.00;

•  Other onerous debt (*) / Adjusted EBITDA equal to or lower than 1.00

(*) “Other Onerous Debts” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the Electricity supplier.

B.   In case of failure to comply with one or more ratios specified in item A, in two or more quarters, consecutive or not, within twelve months, the Company will be failing to comply with the first range of ratios and the portion of the monthly receivables to be recorded in a fiduciary account linked to the BNDES will be automatically increased by 20%, to R$204.3 million per month, if the ratios are maintained in the following range:

•  Adjusted EBITDA / Adjusted financial expenses lower than 3.50 and equal to or higher than 2.80;

•  Adjusted net debt / adjusted EBITDA equal to or lower than 3.80 and higher than 3.00;

•  Other onerous debt / Adjusted EBITDA equal to or lower than 1.30 and higher than 1.00.

C.    The failure to achieve one or more than one ratio stipulated in item B, and/or the Company does not comply with the automatic reinforcement of guarantee under the terms of item B, the Company will be failing to comply with the covenant terms and the BNDES may, at its sole discretion:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

•       require the creation of additional guarantees, within term to be defined by it through notice;

•       suspend the release of funds; and/or

•       declare the early maturity of the Financing Agreements and/or the Commitment Agreements for the Subscription of Debentures in Private Issues and Other Covenants.

As of December 31, 2015, the amount of R$204.3 million was guaranteed for the agreements above (excluding the guarantee of agreement 08.2.0169.1).

Financial covenants applicable to financing agreement no. 08.2.0169.1 entered into with the BNDES:

•       Adjusted EBITDA / adjusted net operating revenue: equal to or higher than 38%;

•       Adjusted EBITDA /adjusted financial expenses: equal to or higher than 2.35;

•       Adjusted net debt / adjusted EBITDA: equal to or lower than 3.20.

The BNDES will annually verify if the ratios have been complied with by analyzing the annual audited financial statements, which must be presented to the BNDES or published by April 30 of the subsequent year referring to the financial statements. If the Company complies, cumulatively, with the ratios above, the BNDES will reduce the interest stipulated in the agreement from 2.15% p.a. to 1.82% p.a., from June 16 of the year when the analysis is carried out to June 15 of the subsequent year.

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

Applicable to the 15th issue, 17th issue, 19th issue and 20th issue:

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(b)         Brazilian Federal Savings Bank - CEF

(i)                Main events

Funding totaled R$199,602 in 2015, mainly related to the agreements in progress of the Growth Acceleration Program (PAC).

In September 2015, advance amortization totaled R$191,081, related to Pró-Saneamento Program.

The guarantee for financing agreements entered into with the Brazilian Federal Savings Bank is the recognition of a portion of tariffs in an account for this purpose with the Brazilian Federal Savings Bank, which should maintain a flow equal to or at least three times the amount of the monthly charges, during the grace period, based on interest, the management fee and the credit risk rate and, during the amortization phase, based on the principal, interest, the management fee and the credit risk rate. Additionally, the Company maintains a reserve account, linked to financing agreements, in the Brazilian Federal Savings Bank, which is maintained during the entire term the agreements, where an amount is accrued equivalent to a monthly charge, composed of, during the grace period, interest, the management fee and the credit risk rate and, during the amortization phase, of the principal, interest, the management fee and the credit risk rate.

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

For the outstanding contracts, formalized between May 28, 2007 and March 13, 2013, the Company has the following restrictive clauses “covenants”:

AMD – Performance Improvement Agreement (*)

The agreements in effect, entered into with the Brazilian Federal Savings Bank and the BNDES (Baixada Santista, PAC, Onda Limpa, PAC II 9751 and PAC II 9752), whose proceeds were obtained through a selection process of the Ministry of Cities, contracted between May 28, 2007 and March 13, 2013, are subject to the financial commitments established in the AMD, calculated upon disclosure of the annual financial statements, as follows:

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

The Performance Improvement Agreement, dated May 28, 2007 and amended in August 2012, was signed between SABESP and the federal government and Federal Savings Banks and BNDES as intervening parties. According to this agreement, the Company shall comply with, at least, four of eight operational and financial ratios, stipulated for the period between 2012 and 2016. If the Company fail to comply with five of these ratios, the Federal Savings Bank and BNDES may suspend the disbursements and the Company would be prevented from executing any other credit facility agreement with these institutions, until new targets are negotiated. The possibility of renegotiating the targets, if necessary, is foreseen.

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

(c) BNDES

Balance as of December 31, 2015 is stated net of borrowings costs in the amount of R$920 (R$1,011 on December 31, 2014), which will be amortized during the same maturity period of each contract.

(i)                Relevant funding

In 2015, funding totaled R$95,000, referring to 12.2.1381.1 agreement (BNDES Tietê III), signed in February 2013; and R$20,000, referring to 09.2.1535.1 agreement (BNDES Onda Limpa), signed in March 2010.

Loans are collateralized by part of revenues from the provision of water and sewage services, up to the total amount of the outstanding balance.

(ii)             Covenants

The agreements entered into with the BNDES have standardized financial covenants, as described in item (a), (ii), covenants applicable to the 10th issue, 14th  issue and 18th  issue, of this Note.

Operating covenants applicable to Baixada Santista, PAC, Onda Limpa and PAC II 9751, PAC II 9752:

AMD – Performance Improvement Agreement (*)

(*) See item (b), (ii) of this note.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

On January 15, 2015, the Sewage Treatment Station of São José dos Campos started its operations and the corresponding amounts as of December 31, 2015 totaled R$96,108.

(e)         Eurobonds

Balance as of December 31, 2015 is net of borrowing costs in the amount of R$4,212 (R$5,142 as of December 31, 2014), which will be amortized during the same maturity period of the contract.

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

(f)          Inter-American Development Bank (BID)

Balance as of December 31, 2015 is net of borrowing costs amounting to R$9,544 (R$8,017 as of December 31, 2014), which will be amortized during the same maturity period of each agreement.

(i)                Relevant funding

In 2015, funding totaled R$181,998, referring to 2202 agreement (BID 2202).

Loans obtained from multilateral agencies and from Government Agencies, such as the BID, BIRD and JICA, are guaranteed by the Federal Government, with a counter-guarantee of the São Paulo State government.

(ii)             Covenants

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

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

The agreement has a cross default clause among BID agreements (same financial bank), i.e., the early maturity will occur in the event of failure to comply with any obligation therewith or any other agreement signed with BID related to project finance.

(g)         Japan International Cooperation Agency - JICA

(i)                Relevant funding

Balance as of December 31, 2015 is stated net of borrowing costs amounting to R$2,646 (R$2,086 as of December 31, 2014), which will be amortized during the same maturity period of each contract.

In 2015, funding totaled R$215,119, referring to BZ-P19 agreement (JICA 19); and R$13,800, referring to BZ-P17 agreement (JICA 17).

For guarantees assigned, see item f (i) of this Note.

(h)         AB Loan (IADB 1983AB)

The balance stated as of December 31, 2015 is net of borrowing costs amounting to R$5,684 (R$1,994 as of December 31, 2014), which will be amortized during the same maturity period of each contract.

(i)                Covenants

The Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- The Company’s ratio of debt service coverage, determined on a consolidated basis, must be higher than or equal to 2.35; and

- Total adjusted debt over Adjusted EBITDA, determined on a consolidated basis, must be lower than 3.65.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The agreement has a cross default clause, i.e., if a Default Event occurs and continues (whether voluntarily or involuntarily, whether resulting from the effect of any applicable laws or according to with due to any act or omission to act by any Authority or another one), the BID through notification to the Borrower may order the early maturity of loan or part of it as specified in the notice (including accrued interest rates) and all other obligations are overdue and shall be promptly payable.

On September 30, 2015, the Company and the IDB entered into a Letter Agreement related to the 1983AB Loan Agreement, in which the IDB irrevocably agreed not to exercise its right to accelerate the debt, in the period between September 30, 2015 and October 1, 2016, in the case of non-compliance, in a single quarter, with the “Adjusted net debt / EBITDA” ratio, which should be lower than 3.65. The IDB may exercise its right to accelerate repayment in the case of non-compliance with the ratio for more than one quarter.

(i)          International Bank for Reconstruction and Development - IBRD

Balance as of December 31, 2015 is stated net of borrowing costs amounting to R$346 (R$366 as of December 31, 2014), which will be amortized during the same maturity period of each agreement.

In 2015, funding totaled R$52,488.

For the guarantees assigned, see item f (i) of this Note.

(j)          Covenants

As of December 31, 2015 and 2014, the Company had met the requirements set forth by its loan and financing agreement.

(k)         Borrowings and financing – Credit Limited

Agent	December 31, 2015
(in millions of reais (*))
Brazilian Federal Savings Bank	2,087
Brazilian Development Bank - BNDES	2,104
Inter-American Development Bank – BID	761
Japan International Cooperation Agency – JICA	536
International Bank for Reconstruction and Development – IBRD	152
Others	51
TOTAL	5,691

(*) Exchange rate as of 12/31/2015. (US$1.00 = R$3.9048; ¥1.00 = R$0.03243).

SABESP in order to comply with its Capex plan relies on a fund-raising plan.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

17           Taxespayable

(a)              Current assets

	December 31, 2015	December 31, 2014
Recoverable taxes
Cofins and Pasep	-	10,121
Income tax and social contribution	68,978	132,447
Withholding income tax (IRRF) on financial investments	4,914	3,718
Other federal taxes	3,661	2,313
Other municipal taxes	275	169
Total	77,828	148,768

The reduction in recoverable taxes is mainly due to decrease in “income tax and social contribution” item, which was offset by Pasep and Cofins payable in the year.

(b)              Current liabilities

	December 31, 2015	December 31, 2014
Taxes and contributions payable
Cofins and Pasep	40,505	-
INSS (Social Security contribution)	33,836	33,324
IRRF (withholding income tax)	11,126	17,377
Other	21,828	23,437
Total	107,295	74,138

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

18           DeferredTaxesandContributions

(a)              Balance sheet balances

	December 31, 2015	December 31, 2014
Deferred income tax assets
Provisions	480,378	524,728
Pension obligations – G0	-	85,271
Pension obligations – G1	256,808	229,266
Donations of underlying assets on concession agreements	53,206	45,742
Allowance for loan losses	213,171	222,587
Tax losses	58,829	-
Other	121,550	112,566
Total deferred tax assets	1,183,942	1,220,160

Deferred income tax liabilities
Temporary difference on concession intangible assets	(524,495)	(559,411)
Capitalization of borrowing costs	(309,648)	(253,581)
Profit on supply to governmental entities	(81,055)	(87,092)
Actuarial gain/loss –G1 Plan	(33,726)	(2,514)
Construction margin	(94,921)	(98,772)
Borrowing costs	(11,855)	(9,312)
Total deferred tax liabilities	(1,055,700)	(1,010,682)

Deferred tax assets, net	128,242	209,478

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(b)         Realization

	December 31, 2015	December 31, 2014
Deferred income tax assets
to be realized within 12 months	277,573	216,063
to be realized after one year	906,369	1,004,097
Total deferred tax assets	1,183,942	1,220,160
Deferred income tax liabilities
to be realized within 12 months	(42,820)	(39,836)
to be realized after one year	(1,012,880)	(970,846)
Total deferred tax liabilities	(1,055,700)	(1,010,682)
Deferred tax assets	128,242	209,478

(c)         Changes

Deferred income tax assets	December 31, 2014	Net change	December 31, 2015
Provisions	524,728	(44,350)	480,378
Pension obligations – G0	85,271	(85,271)	-
Pension obligations - G1	229,266	27,542	256,808
Donations of underlying assets on concession agreements	45,742	7,464	53,206
Credit losses	222,587	(9,416)	213,171
Tax losses	-	58,829	58,829
Other	112,566	8,984	121,550
Total	1,220,160	(36,218)	1,183,942

Deferred income tax liabilities
Temporary differences on concession intangible asset	(559,411)	34,916	(524,495)
Capitalization of borrowing costs	(253,581)	(56,067)	(309,648)
Profit on supply to governmental entities	(87,092)	6,037	(81,055)
Actuarial gain/losses – G1	(2,514)	(31,212)	(33,726)
Construction margin	(98,772)	3,851	(94,921)
Borrowing costs	(9,312)	(2,543)	(11,855)
Total	(1,010,682)	(45,018)	(1,055,700)

Deferred tax asset, net	209,478	(81,236)	128,242

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Deferred income tax assets	December 31, 2013	Net variation	December 31, 2014
Provisions	506,568	18,160	524,728
Pension obligations – G0	85,271	-	85,271
Pension obligations - G1	215,187	14,079	229,266
Donations of underlying assets on concession agreements	43,901	1,841	45,742
Credit losses	172,482	50,105	222,587
Other	87,266	25,300	112,566
Total	1,110,675	109,485	1,220,160

Deferred income tax liabilities
Temporary difference on concession intangible asset	(595,285)	35,874	(559,411)
Capitalization of borrowing costs	(200,343)	(53,238)	(253,581)
Profit on supply to governmental entities	(81,711)	(5,381)	(87,092)
Actuarial gain /loss – G1	(32,405)	29,891	(2,514)
Other	(86,901)	(21,183)	(108,084)
Total	(996,645)	(14,037)	(1,010,682)

Deferred tax asset, net	114,030	95,448	209,478

	December 31, 2015	December 31, 2014	December 31, 2013

Opening balance	209,478	114,030	145,302
Net change in the year:
- corresponding entry to the income statement	(50,024)	65,557	10,538
- corresponding entry to valuation adjustments to equity (Note 20 (b))	(31,212)	29,891	(41,810)

Total net change	(81,236)	95,448	(31,272)
Closing balance	128,242	209,478	114,030

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(d)         Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

	2015	2014	2013

Profit before income taxes	587,529	1,274,843	2,655,599
Statutory rate	34%	34%	34%

Estimated expense at statutory rate	(199,760)	(433,447)	(902,904)
Tax benefit of interest on equity	56,172	100,327	182,596
Permanent differences
Provision Law 4,819/58 (i)	(54,679)	(48,380)	(33,279)
Donations	(3,153)	(7,080)	(12,218)
GESP agreement (Note 10 (vii))	151,465	-	-
Other differences	(1,295)	16,720	33,765

Income tax and social contribution	(51,250)	(371,860)	(732,040)

Current income tax and social contribution	(1,226)	(437,417)	(742,578)
Deferred income tax and social contribution	(50,024)	65,557	10,538
Effective rate	9%	29%	28%

(i)           Permanent difference related to the provision for actuarial liability (Note 20 (iii)).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(e)      Law 12,973/2014

On May 13, 2014, the Provisional Presidential Decree 627 of November 11, 2013 was converted into Law 12,973, which amend the federal tax laws related to the Corporate Income Tax - IRPJ, Social Contribution on Net Income - CSLL, Contribution to PIS/Pasep and Contribution to Social Security Financing– Cofins and revokes the Tax Transition System- RTT, enacted by Law No.11,941 of May 27, 2009.

As of January 1, 2015, the Company adopts the criteria set forth in Law 12,973/2014. There were no relevant impacts arising from these changes.

19           Provisions

                (a)   Lawsuits with probable likelihood of loss

(I) Financial position balances

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits are as follows:

	Provisions	Escrow deposits	December 31, 2015	Provisions	Escrow deposits	December 31, 2014
Customer claims (i)	561,061	(97,711)	463,350	638,637	(114,463)	524,174
Supplier claims (ii)	296,660	(217,625)	79,035	260,854	(195,478)	65,376
Other civil claims (iii)	124,833	(10,681)	114,152	126,403	(9,990)	116,413
Tax claims (iv)	62,812	(677)	62,135	55,554	-	55,554
Labor claims (v)	283,991	(3,073)	280,918	235,466	(2,233)	233,233
Environmental claims (vi)	83,520	(896)	82,624	226,404	(807)	225,597
Total	1,412,877	(330,663)	1,082,214	1,543,318	(322,971)	1,220,347

Current	631,890	-	631,890	625,092	-	625,092
Noncurrent	780,987	(330,663)	450,324	918,226	(322,971)	595,255

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(II) Changes

	December 31, 2014	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2015
Customer claims (i)	638,637	34,868	96,735	(92,203)	(116,976)	561,061
Supplier claims (ii)	260,854	7,062	39,143	(5,837)	(4,562)	296,660
Other civil claims (iii)	126,403	13,022	20,643	(12,778)	(22,457)	124,833
Tax claims (iv)	55,554	1,501	8,557	(266)	(2,534)	62,812
Labor claims (v)	235,466	114,499	27,231	(23,431)	(69,774)	283,991
Environmental claims (vi)	226,404	17,072	16,247	(8,081)	(168,122)	83,520
Subtotal	1,543,318	188,024	208,556	(142,596)	(384,425)	1,412,877
Escrow deposits	(322,971)	(16,892)	(21,791)	26,061	4,930	(330,663)
Total	1,220,347	171,132	186,765	(116,535)	(379,495)	1,082,214

	December 31, 2013	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2014
Customer claims	621,999	66,895	87,987	(74,308)	(63,936)	638,637
Supplier claims	340,100	1,917	18,922	(66,608)	(33,477)	260,854
Other civil claims	129,400	31,224	37,607	(14,507)	(57,321)	126,403
Tax claims	59,659	983	6,818	(2,313)	(9,593)	55,554
Labor claims	156,060	123,631	22,205	(42,107)	(24,323)	235,466
Environmental claims	182,689	53,829	21,257	(13)	(31,358)	226,404
Subtotal	1,489,907	278,479	194,796	(199,856)	(220,008)	1,543,318
Escrow deposits	(309,525)	(24,999)	(21,613)	28,698	4,468	(322,971)
Total	1,180,382	253,480	173,183	(171,158)	(215,540)	1,220,347

	December 31, 2012	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2013
Customer claims	652,663	109,920	106,094	(101,710)	(144,968)	621,999
Supplier claims	290,593	17,126	45,328	(2,968)	(9,979)	340,100
Other civil claims	169,513	31,022	26,517	(9,175)	(88,477)	129,400
Tax claims	71,141	2,506	7,981	(6,320)	(15,649)	59,659
Labor claims	173,227	75,842	22,284	(80,670)	(34,623)	156,060
Environmental claims	149,061	44,519	10,360	(660)	(20,591)	182,689
Subtotal	1,506,198	280,935	218,564	(201,503)	(314,287)	1,489,907
Escrow deposits	(317,044)	(34,318)	(17,391)	24,319	34,909	(309,525)
Total	1,189,154	246,617	201,173	(177,184)	(279,378)	1,180,382

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(b)         Lawsuits with possible likelihood of loss

The Company is party to lawsuits and administrative proceedings, which are assessed by Management whose chances of loss are possible and are not recorded. Liability contingencies classified as possible loss, are represented as follows:

	December 31, 2015	December 31, 2014

Customer claims (i)	414,700	461,900
Supplier claims (ii)	1,606,100	1,346,400
Other civil claims (iii)	683,000	447,900
Tax claims (iv)	945,400	632,100
Labor claims (v)	483,700	304,000
Environmental claims (vi)	1,277,600	586,800

Total	5,410,500	3,779,100

(c)         Explanation on the nature of main classes of lawsuits

(i)                     Customer claims

Approximately 1,155 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 720 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 55 lawsuits where customers plead the reduction in tariff under the category as “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable. The decrease of R$60,824 in the lawsuits classified as probable loss (net of escrow deposits) is mainly related to payments made in the period and revisions of expectations caused by favorable decisions during 2015. The R$47,200 decrease in lawsuits with chances of possible losses is mainly related to revisions of expectations.

(ii)             Supplier claims

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Suppliers’ claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable. The R$259,700 increase in lawsuits whose chances of losses is considered possible is mainly related to interest rates, fees and update of lawsuits in progress.

(iii)           Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, dully accrued when classified as probable losses. The R$235,100 increase in the lawsuits with expectation of possible losses is related to new lawsuits filed in 2015, and interest rates, fees and update of lawsuits in progress.

(iv)            Tax claims

Tax claims refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's management, accrued when classified as probable loss. The R$313,300 increase in lawsuits with chances of possible losses is related to an increase in the number of lawsuits filed in 2015 and interest rates, fees and update of lawsuits in progress.

(a) In 2006, the Federal Revenue Service, by means of a tax execution, verified the Company’s compliance with the tax obligations related to income tax and social contribution for calendar year 2001, and issued a tax assessment adjusted through December 31, 2015 in the amount of R$455,934 (R$431,853 as of December 31, 2014). The Company appealed this recognition and was granted a partial relief in the first administrative instance. In December 2015, it filed a Voluntary Appeal against the part of the decision that was unfavorable to it. Management considers that the chances of losses of this administrative proceeding is approximately 90% considered remote and 10% possible.

(b) The municipality of São Paulo through law revoked the services tax exemption which until them the company withheld and thereafter issued tax deficiency notices related to the sewage service and ancillary activities, in the updated amount of R$430,268 (R$357,528 as of December 31, 2014), which currently are subject-matter of Tax Foreclosures, classified by the Management as possible losses. SABESP filed a writ of mandamus against this revocation, which was rejected, and currently is under phase of appealability of Special and Extraordinary Appeals filed. Writs of prevention and actions for annulment were also filed, aiming the suspension of enforceability of credits and the annulment of tax deficiency notices, as it understands that notwithstanding the exemption revocation, the sewage activities and ancillary activities are not included in the list of activities subject to taxation by municipality. There is no final court decision on the merits and the Company’s Management assessed the risk as possible losses.

(c) The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates. The amount involved was adjusted through December 31, 2015 and is R$57,612 (R$53,486 as of December 31, 2014). Management assessed it as a possible loss.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(d) The Company’s request for an authorization to offset taxes was rejected, overdue in the periods of July, August and September 2002 against the amount of IRPJ paid in excess in 1997 and 1998, due to inflation adjustment over the financial statements (Law 8,200/91), which was anticipated in 1996 due to an injunction, after excluded due discontinuance of proceeding and application of Provisional Measure 38/02. The Administrative Council of Tax Appeals rejected the credit from 1997. The amount involved was adjusted through December 31, 2015 and is estimated at R$47,470 (R$45,401 as of December 31, 2014). The Company’s Management assessed this claim as a possible loss.

(e) On June 23, 2010, the Company and the municipality of São Paulo signed an agreement to provide water supply and sewage services. The negotiation of this agreement led to the extinction of some judicial lawsuits, but others were not part of the referred agreement, and lawsuit proceeds as usual. The remaining judicial lawsuits considered as possible and probable loss are mainly related to taxes and fines. As of December 31, 2015 the amounts of such judicial lawsuits were R$17,772 (R$15,746 as of December 31, 2014) and R$87,650 (R$71,677 as of December 31, 2014), respectively.

(f) In 2005, the Federal Revenue Service partially rejected the Company´s request of offsetting tax credits related to the Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) in the amount of approximately R$56,118, and R$8,659, respectively, which relate to the period from January to April 2003, for which the Company offset prior year IRPJ and CSLL negative balances. The amounts not ratified by the authority of IRPJ and CSLL are R$11,164 and R$698, totaling R$11,862 million. As the company was granted a partial relief in this matter, the Company's legal counsels believe the chances of losses amount to R$7,636 as of December 31, 2015 (R$7,288 as of December 31, 2014) R$1,302 (R$1,243 as of December 31, 2014), and these are possible and probable, respectively.

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

(v)               Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable, and accordingly, accrued. The R$47,685 increase in lawsuits with probable chances of losses (net of escrow deposits) was mainly due to the revision of expectations caused by unfavorable decisions. The R$179,700 increase in the lawsuits with possible chances of losses is mainly due to higher lawsuits filed, revision of expectations and interest rates, fees and updates on lawsuits in progress in 2015.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(vi)            Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The R$142,973 decrease in lawsuits with expectation of probable losses (net of escrow deposits) is mainly related to settlements in 2015 and revisions of expectations caused by favorable decisions. The R$690,800 increase in lawsuits with expectation of possible loss was due to the increase in the number of lawsuits filed in 2015 and the complementary estimates of lawsuits in progress.

Among the main lawsuits the Company is involved, there are six public civil actions the subject-matters of which are: a) sentence SABESP to restrain itself from discharging or releasing sewage without due treatment; b) invest in the water and sewage treatment system of the municipality, under the penalty of paying a fine; c) payment of indemnity due to environmental damages, amongst others. Management classified part of lawsuits as probable chances of losses, in the amount of R$63,095 (R$87,056 as of December 31, 2014) and another eleven lawsuits as possible losses in the amount of R$1,233,857 (R$558,980 as of December 31, 2014).

(vii)           Other concession-related legal proceedings

The Company is party in concessions-related proceedings, cases in which it can lose the right of operating water supply and sewage collection services in few municipalities, such as follows:

(a) The municipality of Cajobi filed an action to recover possession against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets. It is currently awaiting the decision on the internal Interlocutory Appeal filed against the decision that denied the Special Appeal. Meanwhile, SABESP has filed a Motion for Expedited Discovery in order to calculate the amount payable to each municipality, which is in the forensic accounting stage, and subsequently file an action for damages, with a possible likelihood of loss.

(b) The Company filed a repossession action against the municipality of Álvares Florence, which was deemed groundless in an unappealable judgement on June 3, 2015, and the operation is not maintained;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(c) The municipality of Macatuba filed an action to recover possession against SABESP, which was granted relief. SABESP does not operate in the municipality and the likelihood of loss is probable. Meanwhile, SABESP has filed an action requesting the payment of indemnity for the portions of the investments related to non-amortized or depreciated reversible assets. The action is in the forensic accounting stage, with a possible likelihood of loss. In this same action, the municipality of Macatuba filed an appeal because it believes that SABESP earned, through the collection of tariffs, more than the amount invested in the water and sewage system, requesting that the Company be sentenced to pay an indemnity to be calculated by forensic experts, with a possible likelihood of loss;

(d) The Company filed an action to maintain possession against the municipality of Iperó, which was deemed groundless and is currently awaiting the acceptance of appeals, however, the lawsuit is suspended for eventual settlement between the parties. The chances are of probable loss. Meanwhile, SABESP filed a Motion for Expedited Discovery, which was granted only for the listing of the assets that integrate the service. The lawsuit is currently suspended for the possible execution of a program agreement;

(e) The municipality of Embaúba filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets and was issued a final and unappealable judgment on May 29, 2015. The indemnity action was judged groundless in first instance. The Company is currently awaiting the sentence on the appeal. The likelihood of loss is possible;

(f) The municipality of Araçoiaba da Serra filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets and was issued a final and unappealable judgment. SABESP filed an indemnity action against the municipality, which is in progress, in the forensic expert stage, with a possible likelihood of loss;

(g) The municipality of Itapira filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets. SABESP filed an indemnity action against the municipality, which is in progress, with a possible likelihood of loss.

(h) The municipality of Tuiuti, through a declaratory judgment action, obtained the right to remain in charge of water and sewage services. However, in a counter-claim, the municipality was sentenced to pay an indemnity, to be restated as of March 1996, as a final decision that became an execution object by SABESP. SABESP no longer operates in the municipality. The likelihood of loss in the counter-claim is remote.

The amount of the intangible assets related to the municipalities mentioned in the lawsuits mentioned above is R$33.502 as of December 31, 2015 (December 31, 2014 – R$33,510). If any of these municipalities is awarded a final and unappealable favorable sentence, allowing it to repossess sanitation service assets and operations, the Brazilian legislation provides for the indemnity of the Company’s investments.

See information about EMAE lawsuits in Note 10 (c).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(d)         Lawsuits with settlements made in 2015

During 2015, the Company settled several judicial and administrative proceedings, totaling R$228,643. Out of this amount, R$212,713 refer to works and R$15,929 refer to environmental compensations, the later, recorded as “other liabilities”. The accumulated balance as of December 31, 2015, referring to these environmental liabilities amounted R$32,146 (R$18,497 as of December 31, 2014).

(e)         Guarantee insurance for escrow deposit

During the second quarter of 2015, the Company contracted guarantee insurance for escrow deposit totaling R$500 million. Such insurance will be used in legal claims where instead of making immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings or up to three-year effectiveness term of the agreement.

In 2015, the Company used R$238,540 of the total contracted amount.

20          Employees Benefits

(a)         Health benefit plan

The health benefit plan is managed by Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 7.4% (December 31, 2014 – 7.2%) on average, of gross payroll;

.     Participating employees: 3.21% of base salary and premiums, equivalent to 2.3% of payroll, on average.

(b)         Pension plan benefits

	December 31, 2015	December 31, 2014
Funded plan – G1 (i)
Present value of defined benefit obligations	2,252,204	2,249,794
Fair value of the plan assets	(1,586,930)	(1,573,723)

Net liabilities recognized for defined benefit obligations	665,274	676,071

Unfunded plan – G0 (iii)
Present value of defined benefit obligations	2,166,942	2,053,527

Net liabilities recognized for defined benefit obligations	2,166,942	2,053,527

Liability as per statement of financial position – pension obligations (*)	2,832,216	2,729,598

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The increase of liabilities in 2015 is mainly due to the impact of real increase of salaries and benefits, in spite of the increase in the discount rate to the G1 and G0 plans to 7.23% and 7.25% in 2015, versus 6.11% and 6.09% in 2014.

Pursuant to IAS19, the Company recognizes (gains)/losses, due to changes in assumptions under equity, as valuation adjustments to equity, as shown below:

	G1 Plan	G0 Plan	Total
As at December 31, 2015
Actuarial gain /(loss) on obligations	228,191	(24,224)	203,967
Gains/(losses) on financial assets	(136,389)	-	(136,389)
Total gains/(losses)	91,802	(24,224)	67,578
Deferred income tax and social contribution– G1 Plan	(31,212)	-	(31,212)
Valuation adjustments to equity	60,590	(24,224)	36,366

	G1 Plan	G0 Plan	Total
As at December 31, 2014
Actuarial gain /(loss) on obligations	(113,727)	(198,192)	(311,919)
Gains /(losses) on financial assets	28,208	-	28,208
Other	(2,397)	-	(2,397)
Total gains /(losses)	(87,916)	(198,192)	(286,108)
Deferred income tax and social contribution – G1 Plan	29,891	-	29,891
Valuation adjustments to equity	(58,025)	(198,192)	(256,217)

	G1 Plan	G0 Plan	Total
As at December 31, 2013
Actuarial gain /(loss) on obligations	432,426	244,121	676,547
Gains /(losses) on financial assets	(312,857)	-	(312,857)
Other	3,404	-	3,404
Total gains /(losses)	122,973	244,121	367,094
Deferred income tax and social contribution – G1 Plan	(41,810)	-	(41,810)
Valuation adjustments to equity	81,163	244,121	325,284

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(i)          G1 Plan

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

As of December 31, 2015, SABESP had a net actuarial liability of R$665,274 (R$676,071 as of December 31, 2014) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets.

	2015	2014
Defined benefit obligation, beginning of the year	2,249,794	1,988,912
Current service cost	46,355	30,736
Interest cost	286,735	199,528
Actuarial (gains)/losses recorded as other comprehensive income	(228,191)	113,727
Benefits paid	(102,489)	(83,109)

Defined benefit obligation, end of the year	2,252,204	2,249,794

Below, the change of fair value of plan assets during the year:

	2015	2014
Fair value of plan’s assets, beginning of year	1,573,723	1,442,164
Expected return on the plan assets	205,981	144,678
Expected Company's contributions	23,052	21,223
Expected participants’ contributions	23,052	20,559
Benefits paid	(102,489)	(83,109)
Financial gain (loss) recorded as other comprehensive income	(136,389)	28,208

Fair value of plan’s assets, end of the year	1,586,930	1,573,723
(Deficit)/Surplus	(665,274)	(676,071)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The amounts recognized in the income statement are as follows:

	2015	2014	2013
Current service cost	23,303	9,513	27,947
Interest cost rate	287,334	199,528	206,429
Expected return on plan assets	(205,981)	(144,678)	(151,139)
Total expenses	104,656	64,363	83,237

In 2015, the expenses related to defined pension plan amounting to R$68,412, R$8,838 and R$22,902, were recorded in operating costs, selling and administrative expenses. The amount of R$4,504 was capitalized in assets.

Estimated expenses	2016
Current service cost	37,725
Interest cost rates	295,421
Participants contribution	(23,143)
Net profitability on financial assets	(207,650)
Total additional expenses to be recognized	102,353

Actuarial assumptions:

	2015	2014	2013

Discount rate – actual rate (NTN-B)	7.23% p.a.	6.11% p.a.	6.36% p.a.
Inflation rate	6.49% p.a.	6.49% p.a.	5.80% p.a.
Expected rate of return on assets	14.19% p.a.	13.00% p.a.	12.53% p.a.
Future salary increase	8.62% p.a.	8.62% p.a.	7.92% p.a.
Mortality table	AT-2000	AT-2000	AT-2000

The number of active participants as of December 31, 2015 was 8,130 (8,670 as of December 31, 2014), and of inactive participants was 6,956 (6,675 as of December 31, 2014).

The benefit to be paid of G1 pension plan, expected for 2015 is R$170,193.

The contributions of the Company and participants of Plan G1 in 2015 were R$23,651 (R$22,956 in 2014) and R$24,216 (R$23,621 in 2014), respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The Company and Sabesprev are in process of negotiation to resolve the actuarial deficit. Migrations are suspended due to the lack of a final court decision on this matter. By continuing the process of migrating participants from the Defined Benefit Plan to Sabesprev Mais Plan, Management expects to reduce the actuarial deficit due to the change by the optionee, to the referred plan.

         Sensitivity analysis of the defined benefit pension plan as of December 31, 2015 regarding the changes in the main assumptions are:

Funded plan - G1	Change in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$208,158
	Decrease of 1.0%	Increase of R$227,435
Wage increase rate	Increase of 1.0%	Increase of R$76,545
	Decrease of 1.0%	Decrease of R$67,687
Life expectation	Increase of 1 year	Increase of R$43,690
	Decrease of 1 year	Decrease of R$42,665

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

		December 31, 2015	December 31, 2014
Fixed income
- NTNB’s		834,535	790,779
- NTNC’s		141,104	139,200
- NTNF’s		6,201	6,206
- LTN’s		23,537	-
Government bonds in own portfolio	(a)	1,005,377	936,185
Fixed income fund quotas	(b)	99,664	120,413
Private credit investment fund quotas	(c)	129,317	103,736
Debentures		4,330	-
Total fixed income		1,238,688	1,160,334

Equities
Stocks investment fund quotas	(d)	174,794	223,167
Shares		2,121	-
Total equities		176,915	223,167

Structured investments
Equity investment fund quotas	(e)	89,165	83,204
Real estate investment fund quotas	(f)	25,885	30,672
Multimarket investment fund quotas	(g)	4,313	28,206
Total structured investments		119,363	142,082

Investments abroad	(h)	20,511	19,079
Other	(i)	31,453	29,061

Fair value of plan assets		1,586,930	1,573,723

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(a) Fixed income: it is composed of government bonds issued by the National Treasury, between 2017 and 2050. These instruments are indexed by NTN-b indexed by IPCA (Extended Consumer Price Index), NTN-c indexed by IGPM (General Market Price Index), NTN-f which has a fixed index, and LTN-s, which has a fixed index.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

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

(i) Other: basically composed of borrowings and real estates.

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

At the end of 2015, Sabesprev had in its investment portfolio debentures issued by the Company in the amount of R$4,330 (R$1,893 as of December 31, 2014). The real estate held in the portfolio is not used by the Company.

The Brazilian capital markets were affected in 2015 by the negative perception about how the macroeconomic policy has been conducted, inflation remaining at high levels and low economic growth, however, despite this scenario, the plan’s assets improved by 12.82% in 2015 and 9.92% in 2014, and this positive variation was substantially impacted by government bonds (NTNB’s, NTNC’s and NTNF’s).

Concerning the Fixed Income, investments in fixed income and private credit recorded positive returns impacted by the mark-to-market effect of federal government bonds, which had a relevant value appreciation in 2015 over 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Concerning Equities, stocks of Brazilian companies listed at the BMF&Bovespa had their prices reduced. The return of main Brazilian stock index, the Ibovespa, recorded -13.31% in 2015 against -2.91% in 2014.

Concerning the Structured Investments portfolio, the main factor hindering return was the investment in Real Estate Investment Fund, which had a negative return in the period.

(ii)        Private pension plan benefits – Defined contribution

As of December 31, 2015, Sabesprev Mais plan, based on defined contribution, had 5,213 active and assisted participants (5,188 as of December 31, 2014).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants. In 2015, expenses related to the obligation of defined contribution, totaling R$4,028, R$562 and R$1,331, were allocated to operating costs, selling expenses and administrative expenses. The amount of R$633 was capitalized in assets.

Regarding the Sabesprev Mais plan, the commitment to all participants who migrated up to December 31, 2015 amounted to R$7,907 (R$9,214 as of December 31, 2014) referred to active participants. The Company has made contributions in the amount of R$9,472 in 2015 (R$8,936 as of December 31, 2014).

(iii)          Plan G0

Pursuant to Law 4,819/58, employees who started providing services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of December 31, 2015, the Company recorded a defined benefit obligation for Plan G0 of R$2,166,942 (R$2,053,527 as of December 31, 2014).

	2015	2014
Defined benefit obligation, beginning of year	2,053,527	1,780,268
Current interest expense and service costs	248,054	224,931
Actuarial gains/(losses) recorded as other comprehensive income	24,224	198,192
Benefits paid	(158,863)	(149,864)

Defined benefit obligation, end of the year	2,166,942	2,053,527

The amounts recognized in the income statement are as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

2015

Interest expense and service costs	248,054
Amount received from GESP (undisputed amount)	(87,232)
Total expenses	160,822

In 2015, the expense related to the defined benefit obligation under Plan G0 was recorded in administrative expenses.

Estimated expenses	2016

Interest cost rates	282,118
Total additional expenses to be recognized	282,118

The main actuarial assumptions used:

	2015	2014	2013

Discount rate – actual rate (NTN-B)	7.25% p.a.	6.09% p.a.	6.46% p.a.
Inflation rate	6.49% p.a.	6.49% p.a.	5.80% p.a.
Future salary increase	8.62% p.a.	8.62% p.a.	7.92% p.a.
Mortality table	AT-2000	AT-2000	AT-2000

The number of active participants of Plan - Go as of December 31, 2054 was 15 (22 as of December 31, 2014). The number of beneficiaries, retirees and survivors as of December 31, 2015 was 2,186 (2,375 as of December 31, 2014).

The benefit payable from the Go pension plan expected for 2016 is R$178,691.

The sensitivity analysis of defined benefit pension plan as of December 31, 2015 to the changes in the main assumptions is:

Plan – G0	Changes in assumption	Impact on presente value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$200,278
	Decrease of 1.0%	Increase of R$218,825
Wages growth rate	Increase of 1.0%	Increase of R$225,333
	Decrease of 1.0%	Decrease of R$198,756
Life expectation	Increase of 1 year	Increase of R$86,386
	Decrease of 1 year	Decrease of R$82,234

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(c)         Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and Sabesp. The period covered represents the Company fiscal year, commence in January to December. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached. As of December 31, 2015, the Program’s balance payable was recorded under “salaries, payroll charges and social contributions” in the amount of R$76,634 (R$72,946 as at December 31, 2014).

21           Servicespayable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also records the amounts payable from the percentage in the revenues of São Paulo local government (Note 14 (d) (v)). The balances as of December 31, 2015 and 2014 were R$387,279 and R$318,973, respectively.

22           Equity

(a)              Authorized Capital

The Company is authorized to increase capital by up to R$15,000,000 (R$15,000,000 as of December 31, 2014), based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6,404/76.

(b)              Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares without par value as of December 31, 2015 (683,509,869 in December 31, 2014), held as follows:

	December 31, 2015		December 31, 2014
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50,26%	343,524,285	50.26%
Companhia Brasileira de Liquidação e Custódia	199,719,739	29,22%	169,000,272	24.73%
The Bank Of New York ADR Department (equivalent in shares) (*)	139,637,913	20,43%	170,351,902	24.92%
Other	627,932	0,09%	633,410	0.09%

	683,509,869	100,00%	683,509,869	100.00%

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(*)          Each ADR corresponds to 1 share.

(c)              Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income under Brazilian GAAP, calculated according to the Brazilian corporate law. The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders' Meeting that approved them mature in favor of the Company.

	2015	2014	2013
Profit for the year	536,279	902,983	1,923,559
(-) Legal reserve - 5%	(26,814)	(45,149)	(96,178)

	509,465	857,834	1,827,381

Minimum mandatory dividend – 25% (R$0.1863, R$0.3138 and R$0.6684 as of December 31, 2015, 2014 and 2013, respectively per share and per ADS)	127,366	214,458	456,845

On April 30, 2015, the Shareholders’ General Meeting approved the distribution of dividends as interest on capital amounting to R$252,304, for the 2014 fiscal year. Therefore, the amount of R$37,846 related to the surplus minimum mandatory dividends of 25%, set forth in the Bylaws, recorded in the 2014 equity under “Additional proposed dividends” was transferred to current liabilities. These amounts started being paid in June 2015.

The Company proposed dividends as interest on capital in the amount of R$127,366, corresponding to R$0.1863 per common share, net of withholding income tax of R$11,074, to be resolved on the Shareholders’ Meeting to be held on April 29, 2016.

The Company declared dividends payable as interest on capital in the amount of R$127,366, which considers the minimum dividend amount set forth in the Bylaws. The amount exceeding the minimum mandatory dividend due in the year of R$22,527 was reclassified into equity to the “Additional proposed dividends” account, this amount includes the withholding income tax of R$11,074.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Pursuant to CVM Resolution nº 207/1996, the Company imputed interest on capital to the minimum dividend by its net value of withholding income tax. The amount of R$11,074 referring to the withholding income tax was recognized in current liabilities, in order to comply with tax liabilities related to the credit of interest on capital.

The interest on capital balance payable as of December 31, 2015, totaling R$127,441, refers to the amount of R$127,366 declared in 2015, net of withholding income tax and R$75 declared in previous years.

(d)             Capital reserve

The capital reserve includes tax incentives and donations received by the company and was fully capitalized in 2014.

(e)              Legal reserve

Earnings reserve - legal reserve is a requirement for all Brazilian corporations and represents accrual of 5% of annual net income determined based on Brazilian law, up to 20% of capital. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital and earnings reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve may only be used to increase our capital stock or to offset losses and are not available for the payment of dividends.

(f)               Investments reserve

Earnings reserve - investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems, based on capital budget approved by the Management.

As of December 31, 2015 and 2014, the balance of investment reserve totaled R$3,273,580 and R$2,914,008, respectively.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

c) in share redemption, reimbursement or purchase transactions authorized by law;

d) in incorporation to the capital stock.

(g)         Allocation of profit for the year

		2015	2014	2013
Profit
(+)	Profit for the year	536,279	902,983	1,923,559
(-)	Legal reserve – 5%	26,814	45,149	96,178
(-)	Minimum mandatory dividends	127,366	214,458	456,845
(-)	Additional proposed dividends	22,527	37,846	80,620
Investment reserve recorded in 2015		359.572	605,530	1,289,916

The Management will send for approval at the Shareholders’ Meeting, a proposal to transfer the retained earnings balance, in the amount of R$359,572 to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget.

(h)         Retained earnings

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve.

(i)          Other comprehensive income

Gains and losses arising from changes in the actuarial assumptions are accounted for as equity valuation adjustments, net of income tax and social contribution effects. See Note 20 (b), the breakdown of amounts recorded in 2015 and 2014.

	G1	G0	Total

Balance as of December 31, 2014	4,880	(394,628)	(389,748)
Actuarial gains (losses) for the year (Note 20 (b))	60,590	(24,224)	36,366
Balance as of December 31, 2015	65,470	(418,852)	(353,382)

23           Earnings perShare

Basic and diluted

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Basic earnings per share is calculated by dividing the equity attributable to Company’s owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	2015	2014	2013

Equity attributable to Company’s owners	536,279	902,983	1,923,559
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	0.78	1.32	2.81

24          Business segmentinformation

Management, comprised by the Board of Directors and the Board of Executive Officers, has determined the operating segments used to make strategic decisions, as water supply and sewage services.

(i)    Result

	2015
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements
Gross operating income	5,045,541	3,901,284	3,336,716	12,283,541
Gross sales deductions	(322,562)	(249,410)	-	(571,972)
Net operating income	4,722,979	3,651,874	3,336,716	11,711,569
Costs, selling and administrative expenses	(3,462,057)	(2,088,065)	(3,263,808)	(8,813,930)
Income from operations before other operating expenses, net and equity accounting	1,260,922	1,563,809	72,908	2,897,639
Other operating income / (expenses), net				143,755
Equity results				2,597
Financial result, net				(2,456,462)
Income from operations before taxes				587,529
Depreciation and amortization	589,066	484,966	-	1,074,032

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

	2014
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements
Gross operating income	4,896,657	4,008,678	2,918,036	11,823,371
Gross sales deductions	(335,498)	(274,657)	-	(610,155)
Net operating income	4,561,159	3,734,021	2,918,036	11,213,216
Costs, selling and administrative expenses	(3,929,755)	(2,511,295)	(2,855,516)	(9,296,566)
Income from operations before other operating expenses, net and equity accounting	631,404	1,222,726	62,520	1,916,650
Other operating income / (expenses), net				(3,488)
Equity results				(2,453)
Financial result, net				(635,866)
Income from operations before taxes				1,274,843
Depreciation and amortization	526,876	477,595	-	1,004,471

	2013
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income	5,276,056	4,263,965	2,444,735	11,984,756

Gross sales deductions	(370,091)	(299,098)	-	(669,189)

Net operating income	4,905,965	3,964,867	2,444,735	11,315,567

Costs, selling and administrative expenses	(3,512,559)	(2,275,437)	(2,394,487)	(8,182,483)

Income from operations before other operating expenses, net and equity accounting	1,393,406	1,689,430	50,248	3,133,084

Other operating income (expenses), net				3,296

Equity results				2,465

Financial result, net				(483,246)

Income from operations before taxes				2,655,599

Depreciation and amortization	461,426	409,647	-	871,073

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Explanation on the reconciliation items for the Financial Statements: the impacts on gross operating income and in costs are as follows:

	2015	2014	2013

Gross revenue from construction recognized under IFRIC 12 (a)	3,336,716	2,918,036	2,444,735
Construction costs recognized under IFRIC 12 (a)	(3,263,808)	(2,855,516)	(2,394,487)

Construction margin	72,908	62,520	50,248

(a)    Revenue from concession construction contracts is recognized in accordance with IAS 11, Construction Contracts, using the percentage-of-completion method. See Note 14 (c) and (f).

(ii)    Intangible

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Reportable segment’s intangible assets are reconciled to total assets as follows:

	December 31, 2015	December 31, 2014
Intangible asset:
Water supply	11,811,976	10,289,735
Sewage services	14,253,815	13,492,613

Segment assets for reportable segments	26,065,791	23,782,348

Other intangible assets	2,447,835	2,197,178

Total intangible assets	28,513,626	25,979,526

There are no liabilities allocated to the reportable segments.

25          OperatingRevenue

(a)    Revenue from water and sewage services:

	2015	2014	2013

Metropolitan region of São Paulo	6,021,949	6,235,276	6,984,364
Regional Systems (i)	2,924,876	2,670,059	2,555,657
Total (ii)	8,946,825	8,905,335	9,540,021

(i)  Including the municipalities operated in countryside and at the coast of the State of São Paulo.

(ii)          The gross operating revenue from water and sewage, totaling R$8,946,825, not including construction revenue, increased by R$41,490, or 0.5%, when compared to the R$8,905,335 recorded in 2014.

The main factors responsible for the increase were the 6.5% repositioning tariff index since December 2014, 15.2% tariff adjustment (7.8% ordinary tariff adjustment and 6.9% extraordinary tariff revision) since June 2015 and the application of Contingency Tariff, with a R$499,730 impact in 2015.

The increase in gross operating revenue was mitigated by higher bonus granted within the Water Consumption Reduction Incentive Program, with a R$926,057 impact in 2015, (R$376,414 in 2014) and the decrease of 6.8% in the Company’s total billed volume.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

In 2014, revenue from water and sewage services decreased by 6.7% as of December 31, 2014 over 2013, due to the Incentive Program for Reduction of Water Consumption (Bonus) and the 2.2% decrease in the Company’s total billed volume.

  SABESP’s Incentive Program for Reduction of Water Consumption (Bonus)

On October 22, 2014, ARSESP published the Resolution nº 514 which approves the bonus by consumption reduction levels for SABESP’s Incentive Program to Reduce Water Consumption.

The bonus by consumption reduction levels during the effectiveness period of the Incentive Program for Reduction of Water Consumption was as follows:

(a) Thirty percent (30%) bonus for users whose monthly consumption decreased by at, least, twenty percent (20%) in relation to the average consumption of the period between February 2013 and January 2014.

(b) Twenty percent (20%) bonus for users whose monthly consumption exceeds or is equal to fifteen percent (15%) and lower than twenty percent (20%) in relation to the average consumption in the period between February 2013 and January 2014.

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

Such measure included residential, commercial, industrial and public until December 2015.

The bonus for 2015 was R$926,057 (R$376,414 in 2014).

In December 2015, Resolution no. 615 was published, authorizing the extension of the validity of SABESP’s Water Consumption Reduction Incentive Program to December 31, 2016. The update of the reference consumption to obtain the bonus was also approved.

For bills with consumption metered after February 1, 2016, the update of the reference consumption for the calculation of the bonus was authorized applying a factor of zero point seven eight (0.78) to average consumption between February 2013 to January 2014.

The other rules and conditions of the Program not amended by this Resolution were maintained, including regarding the scaling of the 10%, 20% and 30% bonus ranges, according to the savings made considering the updated reference consumption.

The extension applies to all municipalities currently receiving the bonus, as a result of the abovementioned Program.

  Adoption of contingency tariff

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

On January 7, 2015, ARSESP published the Resolution nº 545, through which it authorizes the contingency tariff to the users whose monthly consumption exceeds the average seen in the period between February 2013 and January 2014, as follows:

(i)         40% addition over the tariff amount, applicable to the water consumption to exceed until 20% of average; or

(ii)       100% addition over the tariff amount, applicable to the water consumption to exceed more than 20% of average.

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

The contingency tariff was valid for consumption measured as of the publication of Resolution until December 31, 2015, totaling R$499,730 in 2015.

In December 2015, ARSESP published Resolution no. 614, which provides for the extension of the validity of ARSESP Resolution no. 545, as well as the criteria, rules and conditions established therein for SABESP to charge the contingency tariff, aiming reducing water consumption due to the severe scarcity of water resources.

(b)   Reconciliation between gross operating income and net operating income:

	2015	2014	2013

Revenue from water and sewage services	8,946,825	8,905,335	9,540,021
Construction revenue (Note 14 (c))	3,336,716	2,918,036	2,444,735
Sales tax	(571,972)	(610,155)	(669,189)
Net revenues	11,711,569	11,213,216	11,315,567

26          Operating Costs and Expenses

	2015	2014	2013
Operating costs
Salaries and payroll charges	1,503,383	1,494,147	1,348,933
Pension obligations	75,247	47,855	59,237
Construction costs (Note 14 (c))	3,263,808	2,855,516	2,394,487
General supplies	172,561	191,723	179,771
Treatment supplies	269,294	261,205	240,730
Outside services	791,156	856,960	786,515
Electricity	815,164	597,454	551,630
General expenses	369,213	404,367	444,663
Depreciation and amortization	1,000,937	926,372	810,297
	8,260,763	7,635,599	6,816,263

Selling expenses
Salaries and payroll charges	237,848	236,109	215,083
Pension obligations	9,761	6,225	8,470
General supplies	3,692	4,549	6,995
Outside services	247,687	252,628	208,943
Electricity	770	579	557
General expenses	86,064	86,590	82,470
Depreciation and amortization	9,883	10,339	10,721
Allowance for doubtful accounts, net of recoveries (Note 9 (c))	2,420	139,589	103,864
	598,125	736,608	637,103

Administrative revenue (expenses)
Salaries and payroll charges	182,215	180,845	176,845
Pension plan	185,206	158,114	118,600
GESP reimbursement – benefits paid (Note 10 (a) (vii))	(696,283)	-	-
General supplies	2,340	5,861	6,700
Outside services	123,802	205,341	116,735
Electricity	1,596	1,032	694
General expenses	11,467	228,737	183,874
Depreciation and amortization	63,212	67,760	50,055
Tax expenses	81,487	76,669	75,614
	(44,958)	924,359	729,117

Operating costs and expenses
Salaries and payroll charges	1,923,446	1,911,101	1,740,861
Pension plan	270,214	212,194	186,307
GESP reimbursement – benefits paid (Note 10 (a) (vii))	(696,283)	-	-
Construction costs (Note 14 (c))	3,263,808	2,855,516	2,394,487
General supplies	178,593	202,133	193,466
Treatment supplies	269,294	261,205	240,730
Outside services	1,162,645	1,314,929	1,112,193
Electricity	817,530	599,065	552,881
General expenses	466,744	719,694	711,007
Depreciation and amortization	1,074,032	1,004,471	871,073
Tax expenses	81,487	76,669	75,614
Allowance for doubtful accounts, net of recoveries (Note 9 (c))	2,420	139,589	103,864
	8,813,930	9,296,566	8,182,483

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

27           FinancialIncome (Expenses)

	2015	2014	2013
Financial expenses
Interest and charges on borrowings and financing – local currency (i)	(326,315)	(272,975)	(294,729)
Interest and charges on borrowings and financing – foreign currency (ii)	(127,352)	(92,180)	(84,648)
Other financial expenses (iii)	(149,902)	(104,060)	(62,882)
Income tax over international remittance	(20,389)	(14,334)	(10,662)
Inflation adjustment on borrowings and financing (iv)	(171,735)	(98,309)	(72,657)
Inflation adjustment on Sabesprev Mais deficit	(1,529)	(1,169)	(1,334)
Other inflation adjustments (v)	(20,594)	(10,597)	(5,731)
Interest and inflation adjustments on provisions (vi)	(41,916)	(118,669)	(70,267)
Total financial expenses	(859,732)	(712,293)	(602,910)

Financial income
Inflation adjustment gains (vii)	166,887	91,930	85,245
Income on short-term investments (viii)	170,551	202,898	151,106
Interest income (ix)	44,358	125,757	149,759
Cofins and Pasep	(7,947)	-	-
Other (x)	21,385	2,147	-
Total financial income	395,234	422,732	386,110

Financial income (expenses), net before exchange rate changes	(464,498)	(289,561)	(216,800)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing (xi)	(1,992,019)	(345,105)	(267,835)
Other exchange rate changes	(720)	(625)	(6)
Exchange gains	775	(575)	1,395
Exchange rate changes, net	(1,991,964)	(346,305)	(266,446)

Financial income (expenses), net	(2,456,462)	(635,866)	(483,246)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(i)      Expenses related to local currency-denominated borrowings and financing interest increased in 2015 mainly due to the variation of the floating interest rates that remunerate these contracts. The main variations were in the average CDI rate and in the long-term interest rate (TJLP), of 13.2% and 7.0%, respectively, in 2015 (10.8% and 5.0% in 2014 and 8.0% and 5.0%, respectively, in 2013). The debt balance also increased due to the 19th Debenture Issue in June 2014.

(ii)    The increase in expenses related to foreign currency-denominated borrowings and financing interest mainly reflect the increased balance of debt due to the appreciation of the US dollar and the yen, of 47.0% and 45.9%, respectively, in 2015 (13.4% appreciation of the US dollar and 0.4% depreciation of the yen, in 2014 and 14.6% appreciation of the US dollar and 5.9% depreciation of the yen, in 2013).

(iii)   Other financial expenses increased in 2015, especially due to the adjustment of the PPP agreement of Sistema Produtor Alto Tietê – CAB, in the amount of R$13.6 million, present value adjustment of court-ordered debt payments, in the amount of R$10.7 million and the startup of SPE Sanevap São José dos Campos in January 2015, in the amount of R$8.6 million. After the start-up, pursuant to IAS 23, the interest rates appropriated to the payment to SPEs are recognized as financial expense

(iv)   The inflation adjustments derives from increase in the indexes defined in the loan agreements, such as TR and IPCA, corresponding to 1.8% and 10.7%, respectively, in 2015 (0.9% and 6.4% in 2014 and 0.2% and 5.9% in 2013, respectively).

(v)    Other inflation adjustments expenses are mainly adjustments to liabilities referring to investment commitments required by private-public partnerships, program contracts which are indexed by IPC/FIPE and IPCA/IBGE of 11.1% and 10.7%, respectively, in 2015 (5.2% and 6.4% in 2014 and 3.9% and 5.9% in 2013, respectively).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(vi)   In 2015, the variation mainly derives from the lower monetary restatement in 2015 due to the revision of the estimate of likelihood of loss of the provisions for risks. In 2014, the variation mainly derives from the update of customers and environmental lawsuits which are adjusted for inflation by the court of justice’s table, considering the consumer price index INPC/IBGE variation which stood at 6.3% in 2014 and 5.6% in 2013.

(vii)  The variation mainly derives from the monetary restatement of the agreement with the government of the state of São Paulo, entered into in 2015 (Note 10 (a) (vii)), the monetary restatement of the escrow deposits by the INPC/IBGE, which varied 10.9% in 2015, versus 6.3% in 2014 and 5.6% in 2013 and the monetary restatement of agreements paid in installments.

(viii) In 2015, the decrease was due to the reduced average balance of financial investments versus 2014. In 2014, the increase in financial investments was due to the Company that kept the amounts invested within a longer term than in 2013, and the market’s higher interest rates which positively impacted the income earned in 2014.

(ix)   In 2015, the decrease is mainly due to lower recognition of interest on agreements and installment payments. In 2014, the variation is mainly due to interest rates on agreements and installment payments.

(x)     R$19 million increase in other revenue, R$14 million of which from the appreciation of the 2,221,000 CTEEP shares transferred to SABESP as part of the payment agreed with the state government; and R$5 million from the receipt of dividends related to these shares.

(xi)   Higher expenses mainly reflect the increase in the debt balance due to the US dollar and the Yen appreciation, of 47.0% and 45.9%, respectively, in 2015 (13.4% of US dollar and 0.4% depreciation of the Yen in 2014 and 14.6% of US dollar and 5.9% depreciation of the Yen in 2013).

28          Other Operating Income (expenses), net

	2015	2014	2013

Other operating income, net (i)	190,840	109,329	57,382
Other operating expenses (ii)	(47,085)	(112,817)	(54,086)

Other operating income (expenses)	143,755	(3,488)	3,296

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(i)         Other operating income increased by R$81.5 million in 2015, mainly due to sale of properties, in the amount of R$48 million and higher amounts received from the Hydrographic Basin Depollution Program, in the amount of R$41 million.

Other operating expenses consist mainly of derecognition of concessions due to obsolescence, discontinued construction works, unproductive wells, projects considered economically   unfeasible, losses on property, plant and equipment and exceeding cost of electricity sold.

(ii)        Other operating expenses decreased by R$65.7 million in 2015, mainly due to higher provision for the write-off of works, projects and obsolete assets in 2014, totaling R$58.8 million.

29          Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main committed amounts as of December 31, 2015 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations - Expenses	1,337,822	921,402	238,360	1,345,403	3,842,987
Contractual obligations - Investments	1,955,717	2,208,859	1,130,238	6,295,689	11,590,503
Total	3,293,539	3,130,261	1,368,598	7,641,092	15,433,490

The main commitment refers to São Lourenço PPP. See Note 14 (h).

30          Supplemental cashflow information

	2015	2014	2013

Total additions to intangible assets as (Note 14 (b))	3,604,442	3,236,781	2,750,319

Items not affecting cash (see breakdown below)	(1,207,090)	(577,924)	(445,288)

Total additions to intangible assets as per statement of cash flows	2,397,352	2,658,857	2,305,031

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 14 (e))	466,544	278,265	205,012
Contractors payable	(57,041)	48,547	(4,887)
Program contract commitments	136,543	62,250	28,197
Public Private Partnership – São Lourenço PPP (Note 14 (h))	548,978	22,245	-
Leases	36,877	104,097	166,718
Construction margin (Notes 14 (f) and 24)	72,908	62,520	50,248
Other	2,281	-	-
Total	1,207,090	577,924	445,288

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

31           Events after the reportingperiod

  Santa Isabel

Since January 4, 2016, SABESP has become responsible for providing sanitation services in Santa Isabel, a municipality with more than 50,000 inhabitants. The agreement, signed on August 5, 2015, is valid for 30 years.

  Authorization to increase the water outflow limit in the Cantareira System

The Water National Agency– ANA and DAEE, authorized, since February 2016, the increase in the water outflow in the Cantareira System, from 13.5 m³/s in October 2015 to 23 m³/s.

  Memorandum of understanding with the municipalities of Guarulhos and Mauá

In January 2016, the Company entered into a Memorandum of Understanding with the municipalities of Guarulhos and Mauá, in order to prepare studies and evaluations to govern commercial relations and debts between the municipalities and the Company.

  Extraordinary partial amortization of the 19th Debenture Issue

On March 30, 2016, the Company will partially amortize the outstanding debentures of the 19th Issue upon payment of 60% of the Nominal Unit Value of the Debentures, totaling R$300,000, plus remuneration, pro rata temporis, from the last date of payment of remuneration and other charges due and unpaid, to March 30, 2016, without any increase received as premium. The payment of the extraordinary partial amortization will include all outstanding debentures, proportionally, using the procedures adopted by CETIP S.A. - Mercados Organizados ("CETIP"), for debentures electronically deposited at the CETIP, or the procedures to be indicated by Itaú Unibanco S.A., as bookkeeper, for the debentures not deposited electronically at the CETIP.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

  Request to cancel the Bonus and the Contingency Tariff

On March 24, 2016, the Board of Directors authorized the Company to request with ARSESP the cancellation, based on consumption metered after May 1, 2016, of the Water Consumption Reduction Incentive Program by means of a Bonus in Water and Sewage Bills – Bonus, as well as the Contingency Tariff levied on water bills. On the same date, the Company filed this request with ARSESP.

  Authorization to cancel the Bonus and the Contingency Tariff

On March 31, 2016, ARSESP published the following Resolutions:

•  Resolution nº 640 authorizing the cancellation, starting from consumption readings beginning on May 1, 2016 of the Contingency Tariff, applied to the water bill; and

•  Resolution nº 641 authorizing the cancellation, starting from consumption readings beginning on May 1, 2016, of the Water Consumption Reduction Incentive Program, which granted a discount bonus to the water and sewage bill – Bonus.

  Tariff adjustment

On April 11, 2016 the São Paulo State Energy and Sanitation Regulatory Agency (ARSESP) published ARSESP Resolution 643, authorizing SABESP to apply an 8.4478% tariff adjustment index in relation to current tariffs, as of May 12, 2016.

    CTEEP
On April 20, 2016 the Company sold the 2,221,000 preferred shares issued by the São Paulo Company of Electric Power Transmission (Companhia de Transmissão de Energia Elétrica Paulista – CTEEP), totaling R$111.1 million, based on the share closing price on that date.

   General Shareholders Meeting

On April 29, 2016 it was held the Annual Shareholders’ Meeting.