Form 20-F
period 2016-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2017-05-16
CIK 1170858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20‑F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

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

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non‑accelerated filer, or an emerging growth company.  See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☑	Accelerated Filer ☐
Non‑accelerated Filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐ No ☑

†              The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We maintain our books and records in reais.  We prepare our financial statements in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”.  Our audited financial statements as of December 31, 2016 and 2015 and for each of the years in the three year period ended December 31, 2016 and are included in this annual report on Form 20‑F.

Certain figures included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

Water Crisis

Our results and operational performance for the fiscal year ended December 31, 2016 were partially affected by the lowest stream flow measurements in over 80 years due to the serious drought in 2014 and 2015.  With the return of the rainfall to its historical average for the rainy season that began in October 2015 and ended in March 2016, the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region returned to normal and the measures taken during the water crisis to continue to services consumers were gradually discontinued.  However, heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting lower water consumption practices during the water crisis and these practices have been partially integrated into our consumers’ daily habits.  Another probable factor of the reduction of consumption during 2016 is the contraction of the Brazilian economy, which may have resulted in lower consumption of water by industry and other businesses.  As a result despite our reservoirs having a higher volume of water available for treatment, the total volume of water billed to our clients did not return to the volume of water billed in 2013, before the water crisis.  As of December 31, 2016, the reservoirs in the São Paulo metropolitan region, where our largest market is located, contained 1.2 trillion liters of bulk water storage for treatment, compared to 703 billion liters available for treatment as of December 31, 2015, including the technical reserve.  Average monthly water production in 2016 for the São Paulo metropolitan region was 58.5 m³/s, compared to 52.0 m³/s in 2015, 62.2 m³/s in 2014 and 69.1 m³/s in 2013, the year before the water crisis started.  For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business— “The measures we took to mitigate the effects of the drought that occurred in 2014 and 2015 resulted in a significant decrease in the volume of water billed and revenues from services we provide and, despite the discontinuation in May 2016 of the measures that were used to face the drought, new consumption habits were incorporated and the volume of water billed and revenues from services we provide continue to be impacted by those measures.” and “Item 4.B. Business Overview—The Recent Water Crisis”.

Convenience Translations

We have translated some of the real amounts contained in this annual report into U.S. dollars.  The rate used to translate such amounts in respect of the year ended December 31, 2016 was R$3.2591 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect on December 31, 2016, as reported by the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.  See “Item 3.A. Selected Financial Data—Exchange Rates” for more detailed information regarding the Brazilian foreign exchange system and historical data on the exchange rate of the real against the U.S. dollar.

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

•         “ADR” or “ADRs” are to American Depositary Receipt or American Depositary Receipts, respectively;

•         “ADS” or “ADSs” are to American Depositary Share or American Depositary Shares, respectively;

•         “Brazil” are to the Federative Republic of Brazil;

•         “Central Bank” are to the Central Bank of Brazil;

•         “Coverage” indicators are to (a) the number of homes that are actually connected to the water network or sewage collection network, plus the number of homes for which the water and sewage networks are available for connection but which are not connected to those networks (referred to as “feasible” or “connectable” homes), as a portion of (b) the total number of homes within the urbanized service area covered by our contract with the municipality (i.e., the “serviceable area”);

•         “CVM” are to the Comissão de Valores Mobiliários, the Brazilian regulator of securities;

•         “federal government” and “Brazilian government” are to the federal government of the Federative Republic of Brazil and “state government” are to the state government of the State of São Paulo;

•         “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil;

•         “Regional Systems” are to the area where the regional systems’ executive office operates, comprising 328 municipalities in the interior and coastline regions of the state of São Paulo;

•         “São Paulo metropolitan region,” with respect to our operations, are to the area where the metropolitan executive office operates, comprising 38 municipalities, including the city of São Paulo;

•         “Service” indicators are to (a) the number of homes that are actually connected to the water network or sewage collection network, as a portion of (b) the total number of homes within a given serviceable area;

•         “Sewage Treatment Coverage” indicators are to the amount of consumer units connected to the sewage treatment system;

•          “State” are to the State of São Paulo, which is also our controlling shareholder;

•         “U.S. dollars” or “US$” are to the United States dollar, the official currency of the United States;

•          “water crisis” are to the drought we have experienced from late 2013 and throughout most of 2015.  This drought, was the most serious that our service region has experienced in 85 years, primarily affected the Cantareira System, our largest water production system.

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

References to urban and total population in this annual report are estimated based on research prepared by SEADE entitled “Projections of Population and Residences for the Municipalities of the State of São Paulo: 2010-2050” (Projeção da População e dos Domicílios para os Municípios do Estado de São Paulo: 2010-2050).

Our contracts and the Municipalities We Serve

Throughout this document, we refer to the 366 municipalities we serve and to our 369 water contracts.  This difference results from the fact that we have two partial water contracts with the municipality of Mogi das Cruzes.  However, as the majority of the municipality is serviced on a wholesale basis, Mogi das Cruzes has not been included in the total number of municipalities we serve.  Most of our contracts with the municipalities we serve are concession agreements which have a term of 30 years.  In November 2016, we signed a water supply contract with the municipality of Santa Branca, which became effective in February 2017.  Therefore, we do not include Santa Branca among the 366 municipalities we serviced in 2016.

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

•         availability of the water supply;

•         the impact on our business of  lower water consumption practices adopted by our customers during the water crisis, which may remain in place despite the termination of the measures adopted to serve the São Paulo metropolitan region during the water crisis;

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

 ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

 ITEM 3.            KEY INFORMATION

A.         Selected Financial Data

The following selected financial data should be read in conjunction with our audited financial statements (including the notes thereto), “Presentation of Financial and Other Information” and “Item 5.  Operating and Financial Review and Prospects”.

The selected financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 have been derived from our audited financial statements, presented in accordance with IFRS, and included in this annual report.  The selected financial data as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and 2012 have been derived from our audited financial statements, presented in accordance with IFRS, which is not included in this annual report.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares since January 1, 2012 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8.A.  Financial Statements and Other Financial Information—Dividends and Dividend Policy—Payment of Dividends”.

	For the year ended December 31,
	2016(1)	2016	2015	2014	2013	2012(2)
	US$	R$	R$	R$	R$	R$
(in millions, except per share and per ADS(3) data)
Selected Income Statement Data:
Net operating revenue	4,325.8	14,098.2	11,711.6	11,213.2	11,315.6	10,737.6
Cost of services	(2,765.5)	(9,013.1)	(8,260.8)	(7,635.6)	(6,816.3)	(6,449.9)
Gross profit	1,560.3	5,085.1	3,450.8	3,577.6	4,499.3	4,287.7
Selling expenses	(224.0)	(730.0)	(598.1)	(736.6)	(637.1)	(697.3)
Administrative income (expenses)	(286.9)	(934.9)	45.0	(924.4)	(729.1)	(717.4)
Operating profit	1,052.3	3,429.6	3,044.0	1,910.7	3,138.8	2,843.3
Financial income (expenses), net	214.6	699.4	(2,456.5)	(635.9)	(483.2)	(295.7)
Profit for the year	904.3	2,947.1	536.3	903.0	1,923.6	1,911.9
Earnings per share – basic and diluted (4)	1.32	4.31	0.78	1.32	2.81	2.80
Earnings per ADS – basic and diluted (4)	1.32	4.31	0.78	1.32	2.81	2.80
Dividends and interest on shareholders’ equity per share(4)	0.31	1.02	0.19	0.32	0.67	0.66
Dividends and interest on shareholders’ equity per ADS(4)	0.31	1.02	0.19	0.32	0.67	0.66
Weighted average number of common shares outstanding(4)	683,509,869	683,509,869	683,509,869	683,509,869	683,509,869	683,509,869

(1)     Translated at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Central Bank, as of December 31, 2016 of R$3.2591to US$1.00.

(2)     Data for 2012 has been restated in application of IAS 19 – Employee Benefits (as revised in 2011) and IFRS 11 – Joint Arrangements, as described in our audited financial statements for the year ended December 31, 2013.  With respect to IAS 19 – Employee Benefits, the principal adjustment is the change in the accounting record method of actuarial gains and losses, such that accumulated differences between actuarial estimates and actual obligations are recognized in Other Comprehensive Income when they occur.

(3)     ADS-American Depositary Share.

(4)     On April 22, 2013, our shareholders approved a stock split, following which each common share represented three new common shares.  Therefore, per share information in the selected financial data has been revised to give effect to the stock split retrospective to all periods presented.

Selected Statement of Financial Position Data

	As of December 31,
	2016(1)	2016	2015	2014	2013	2012(2)
	US$	R$	R$	R$	R$	R$
(in millions, except per share and per ADS(3) data)
Property, plant and equipment	92.8	302.4	325.1	304.8	199.5	196.7
Intangible assets	9,587.6	31,246.8	28,513.6	25,979.5	23,846.2	21,967.5
Total assets	11,274.6	36,745.0	33,706.6	30,355.4	28,274.3	26,476.1
Current portion of long‑term loans and financing	382.5	1,246.6	1,526.3	1,207.1	640.9	1,342.6
Long‑term loans and financing	3,288.5	10,717.6	11,595.3	9,578.6	8,809.1	7,532.7
Interest on capital	214.8	700.0	127.4	214.5	457.0	414.4
Total liabilities	6,543.5	21,325.8	19,990.0	17,051.0	15,343.5	15,219.4
Equity	4,731.1	15,419.2	13,716.6	13,304.4	12,930.8	11,256.8
Capital stock	3,068.3	10,000.0	10,000.0	10,000.0	6,203.7	6,203.7
Selected Statements of Cash Flows Data:
Net cash generated from operating activities	921.6	3,003.6	2,641.4	2,480.3	2,777.2	2,343.2
Net cash used in investing activities	(653.8)	(2,130.7)	(2,459.5)	(2,757.7)	(2,281.5)	(1,996.7)
Net cash provided by (used in) financing activities	(192.0)	(625.9)	(265.7)	218.5	(629.7)	(572.7)
Purchases of intangible assets and property, plant and equipment as presented in our statement of cash flow	(655.3)	(2,135.8)	(2,452.1)	(2,748.3)	(2,335.8)	(2,026.1)

(1)     Translated at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Central Bank, as of December 31, 2016 of R$3.2591 to US$1.00.

(2)     Data for 2012 has been restated in application of IAS 19 – Employee Benefits (as revised in 2011) and IFRS 11 – Joint Arrangements, as described in our audited financial statements for the year ended December 31, 2013.  With respect to IAS 19 – Employee Benefits, the principal adjustment is the change in the accounting record method of actuarial gains and losses, such that accumulated differences between actuarial estimates and actual obligations are recognized in Other Comprehensive Income when they occur.

(3)     ADS-American Depositary Share.

Operating Data

In 2016, we updated our objectives for the forthcoming five years.  As part of this process, we also made a number of changes to the operational indicators we use in managing our business, in order to better reflect the areas we attend:

  Our previous indicator for treatment of collected sewage, which was based on the volume of sewage treated as a percentage of the total volume collected, has now been replaced by an indicator known as the “Index of Consumer Units Connected to Sewage Treatment”, which represents the amount of consumer units connected to the sewage treatment system.
  We adopted new indicators regarding coverage and service provision based on our service concession areas or “serviceable areas.”  The “serviceable area” is equal to the urbanized service area (urban areas and rural areas with urban characteristics), as defined for purposes of our contract with the respective municipality for purposes of our provision of services.  The “coverage” indicator represents the area in which the water and sewage networks are made available for connection, while the “service” indicator represents the households that are connected to these networks:
    The “coverage” indicator is equal to (a) the number of homes that are actually connected to the water network or sewage collection network, plus the number of homes for which the water and sewage networks are available for connection but which are not connected to those networks (referred to as “feasible” or “connectable” homes), as a portion of (b) the total number of homes within the urbanized service area covered by our contract with the municipality (i.e., the “serviceable area”).
    The “service” indicator is equal to (a) the number of homes that are actually connected to the water network or sewage collection network, as a portion of (b) the total number of homes within a given serviceable area.

The main differences between these indicators and the indicators that we previously used are as follows:

  We now use the “serviceable area,” as defined above (i.e., the total number of homes within the urbanized service area covered by our contract with the municipality), as the denominator for purposes of these indicators, while previously we used the overall urban area defined by the relevant municipality.
  We now base our indicators on the most recent population and homes projection prepared by SEADE entitled “Projections of Population and Residences for the Municipalities of the State of São Paulo: 2010-2050” (Projeção da População e dos Domicílios para os Municípios do Estado de São Paulo: 2010-2050).

Accordingly, certain of the operating data presented in this Annual Report are not comparable with the data presented in previous Annual Reports.

The following table presents our operating data using the new methodology as of and for each of the years indicated:

Indicator (new methodology)	As of and for the year ended December 31,
	2016	2015	2014
Number of water connections (in thousands)	8,654	8,420	8,210
Number of sewage connections (in thousands)	7,091	6,861	6,660
Percentage of population with water connections (“service” indicator) (in percent) (1)	95	96	96
Percentage of population with sewer connections (“service” indicator) (in percent) (1)	82	83	83
Percentage of population covered by water network (“coverage” indicator) (in percent) (2)	98	99	99
Percentage of population covered by sewage network (“coverage” indicator) (in percent) (2)	89	90	89
Percentage of consumer units connected to the sewage treatment system (“sewage treatment coverage” indicator) (in percent)	74	72	71
Volume of water billed during period (in millions of cubic meters)	1,990	1,914	2,069
Water Billed Loss Index during period (average) (in percent)(3)	20.8	16.4	21.3
Water Metered Loss Index during period (average) (in percent)(3)	31.8	28.5	29.8
Water loss per connection per day (average)(5)	308	258	319
Number of employees	14,137	14,223(6)	14,753

(1)     Is equal to (a) the number of homes that are actually connected to the water network or sewage collection network, as a portion of (b) the total number of homes within the serviceable area.

(2)     It is equal to (a) the number of homes that are actually connected to the water network or sewage collection network, plus the number of homes for which the water and sewage networks are available for connection but which are not connected to those networks (referred to as “feasible” or “connectable” homes), as a portion of (b) the total number of homes within the urbanized service area covered by our contract with the municipality (i.e., the “serviceable area”).

(3)     Includes both physical and non‑physical water loss.  Water Billed Loss Index represents the quotient of (i) the difference between (a) the total volume of water produced plus (b) the total volume of water invoiced minus (c) the volume of water excluded from our calculation of water loss, divided by (ii) the total volume of water produced.  For more information, see “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Loss”.  We exclude the following from our calculation of water loss:  (i) water discharged for periodic maintenance of water  transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to shantytowns (favelas).

(4)     Includes both physical and non‑physical water loss.  The Water Metered Loss Index represents the quotient of (i) the difference between (a) the total volume of water produced minus (b) the total volume of water measured minus (c) the volume of water that we exclude from our calculation of water loss, divided by (ii) the total volume of water produced.  For more information, see “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Loss”.  We exclude the following from our calculation of water loss:  (i) water discharged for periodic maintenance of water  transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to shantytowns (favelas).

(5)     Measured in liters/connection per day, this amount is calculated by dividing (i) the average annual water loss by (ii) the average number of active water connections multiplied by the number of days of the year.  This calculation method is based on worldwide market practice within the sector.  See “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Loss”.  We exclude the following from our calculation of water loss:  (i) water discharged for periodic maintenance of water transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to shantytowns (favelas).

(6)     In 2015, this figure included 370 employees who retired due to disability. This number was excluded from the 2016 figure.

For informational purposes, we present in the following table our operating data using our previous methodology as of and for each of the years indicated:

Indicator (previous methodology)	As of and for the year ended December 31,
	2016	2015	2014	2013	2012
Number of water connections (in thousands)	8,654	8,420	8,210	7,888	7,679
Number of sewage connections (in thousands)	7,091	6,861	6,660	6,340	6,128
Percentage of population with water connections (in percent)(1)	99	99	99	99	99
Percentage of population with sewer connections (in percent)(2)	87	86	85	84	83
Percentage of treated sewage(3) (in percent)	79	78	77	78	77
Volume of water billed during period (in millions of cubic meters)	1,990	1,914	2,069	2,134	2,094
Water Billed Loss Index during period (average) (in percent)(4)	20.8	16.4	21.3	24.4	25.7
Water Metered Loss Index during period (average) (in percent)(5)	31.8	28.5	29.8	31.2	32.1
Water loss per connection per day (average)(6)	308	258	319	372	392
Number of employees	14,137	14,223(7)	14,753	15,015	15,019

(1)     Number of residences connected to the water supply network as a percentage of the number of urban residences in a certain area.

(2)     Number of residences connected to the sewage collection network as a percentage of the number of urban residences in a certain area.

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

(5)     Includes both physical and non‑physical water loss.  The Water Metered Loss Index represents the quotient of (i) the difference between (a) the total volume of water produced minus (b) the total volume of water measured minus (c) the volume of water that we exclude from our calculation of water loss, divided by (ii) the total volume of water produced.  For more information, see “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Loss”.  We exclude the following from our calculation of water loss:  (i) water discharged for periodic maintenance of water  transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to shantytowns (favelas).

(6)     Measured in liters/connection per day, this amount is calculated by dividing (i) the average annual water loss by (ii) the average number of active water connections multiplied by the number of days of the year.  This calculation method is based on worldwide market practice within the sector.  See “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Loss”.  We exclude the following from our calculation of water loss:  (i) water discharged for periodic maintenance of water transmission lines and water storage tanks; (ii) water supplied for municipal uses such as firefighting; (iii) water we consume in our facilities; and (iv) estimated water loss related to the supply of water to shantytowns (favelas).

(7)     In 2015, this figure included 370 employees who retired due to disability. This number was excluded from the 2016 figure.

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

The Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies in recent decades.  Between 2003 and mid‑2008, the real appreciated significantly against the U.S. dollar with the exchange rate reaching R$1.634 in August 2008, although it depreciated by 32.0% against the U.S. dollar during full year 2008, closing the year at R$2.337 per US$1.00.  The real strengthened again by 25.5% in 2009 and 4.3% in 2010, but depreciated against the U.S. dollar by 12.6% in 2011, 8.94% in 2012, 14.63% in 2013, 13.39% in 2014 and 47.01% in 2015, falling to R$3.9048 against the U.S. dollar at December 31, 2015.  The real fell further during the first months of 2016, reaching a low of R$4.1558 against the U.S. dollar on January 21, 2016, but then regained some value, reaching R$3.2591 per US$1.00 at December 31, 2016.

Since 1999, following Brazil’s implementation of a floating rate regime, the Central Bank has not directly intervened in the exchange market.  However, the Central Bank, using financial instruments at its disposal, may buy and sell foreign currency in the market in order to influence the exchange rate and decrease volatility with respect to the Brazilian real, and did so at various points during 2016.  We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate through a currency band system or other procedure.  The real may fluctuate against the U.S. dollar substantially in the future.  For further information on this risk, see “Item 3.D. Risk Factors—Risks Relating to Brazil—Exchange rate instability may adversely affect us and the market price of our common shares or ADSs”.

Exchange rate fluctuations will affect the U.S. dollar equivalent of the real price of our common shares on the São Paulo Stock Exchange (BM&FBOVESPA S.A. ‑ Bolsa de Valores, Mercadorias e Futuros), or the “BM&FBOVESPA”, as well as the U.S. dollar equivalent of any distributions we make in reais with respect to our common shares.

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated:

	R$ per US$1.00
Year ended December 31,	Year end	Average(1)	Low	High
2012	2.0435	1.9550	2.1121	1.7024
2013	2.3426	2.1605	2.4457	1.9528
2014	2.6562	2.3547	2.7403	2.1974
2015	3.9048	3.3387	4.1949	2.5754
2016	3.2591	3.4833	4.1558	3.1193

	R$ per US$1.00
Month ended	Period end	Average	Low	High
October 31, 2016	3.1811	3.1858	3.2359	3.1193
November 30, 2016	3.3967	3.3420	3.4446	3.2024
December 31, 2016	3.2591	3.3523	3.4650	3.2591
January 31, 2017	3.1270	3.1966	3.2729	3.1270
February 28, 2017	3.0993	3.1042	3.1479	3.0510
March 31, 2017	3.1684	3.1279	3.1735	3.0765
April 30, 2017	3.1984	3.1362	3.1984	3.0923

Source:  Central Bank

(1)   Average of the exchange rates on the last day of each month.

The following tables set forth the selling rate, expressed in reais per Japanese Yen (R$/¥1.00):

	R$ per ¥1.00
Year ended December 31,	Year end	Average(1)	Low	High
2012	0.0237	0.0245	0.0263	0.0211
2013	0.0223	0.0221	0.0248	0.0196
2014	0.0222	0.0222	0.0239	0.0212
2015	0.0324	0.0276	0.0351	0.0219
2016	0.0279	0.0289	0.0305	0.0278

	R$ per ¥1.00
Month ended	Period end	Average	Low	High
October 31, 2016	0.0303	0.0307	0.0318	0.0298
November 30, 2016	0.0299	0.0307	0.0323	0.0299
December 31, 2016	0.0279	0.0289	0.0305	0.0278
January 31, 2017	0.0279	0.0278	0.0284	0.0274
February 28, 2017	0.0276	0.0275	0.0280	0.0269
March 31, 2017	0.0284	0.0277	0.0284	0.0272
April 30, 2017	0.0287	0.0285	0.0288	0.0278

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

Uncertainty over whether the Brazilian government will change policies or regulations affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in Brazilian securities markets and securities issued abroad by Brazilian issuers.  Brazil was downgraded below investment grade by Standard & Poor’s Financial Services LLC on September 9, 2015, and received a further downgrade by the same rating agency on February 17, 2016.  In addition, Brazil was downgraded below investment grade by Fitch Ratings Inc. on December 16, 2015 and by Moody’s Investors Service, Inc. on February 24, 2016.  Following the impeachment of former President Dilma Rousseff, the Vice-President Michel Temer formally took office on August 31, 2016, announcing a series of economic reforms.  We cannot assure you that the Brazilian government will continue with its current economic policies, or that these and other developments in Brazil’s economy and government policies will not, directly or indirectly, adversely affect our business and results of operations.

Political conditions may have an adverse impact on the Brazilian economy and on our business.

Current political conditions in Brazil may affect the confidence of investors and the public in general as well as the development of the economy.  Following the impeachment of former President Dilma Rousseff on August 31, 2016, uncertainty remains with regard to matters such as the presidential administration’s future policies and appointments to influential governmental positions and ongoing investigations into allegations of corruption in state-controlled enterprises, which may affect the confidence of investors and the general public.  It may also have an adverse impact on the Brazilian economy, our business, financial condition, results of operations and the market price of our common shares and ADSs.

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation, being conducted by the Federal Prosecutor’s Office, and its impact on the Brazilian economy and political environment.  Members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned and private companies, are facing allegations of political corruption, involving alleged bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies.  Certain of these companies are also facing investigations by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, and the U.S. Securities and Exchange Commission, or the SEC.  The profits of these kickbacks allegedly financed the political campaigns of political parties of the current federal government coalition that were unaccounted for or not publicly disclosed, in addition to alleged personal enrichment of the recipients of the bribes.  As a result, a number of senior politicians, including congressmen and officers of the major state-owned and private companies in Brazil, have resigned and/or have been arrested, and certain senior elected officials and other public officials are being investigated for allegations of unethical and illegal conduct identified during the Lava Jato investigation.

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

Developments in these proceedings and investigations could adversely affect our business, financial condition and results of operations.

Inflation and the Brazilian government’s measures to combat inflation may contribute to economic uncertainty in Brazil, adversely affecting us and the market price of our common shares or ADSs.

Inflation and the Brazilian government’s measures to combat it have had and may in the future have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates may restrict Brazil’s growth, the availability of credit and our cost of funding.  Conversely, other Brazilian governmental actions, including lowering interest rates, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation.  The Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), or “SELIC”, the official overnight interest rate in Brazil, equaled 13.65%, 14.15% and 11.65% at the end of 2016, 2015 and 2014, respectively, in line with the target rate set by the Brazilian Committee on Monetary Policy (Comitê de Política Monetária).

The Brazilian annual inflation rates, as measured by the Amplified Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA”, the Brazilian annual inflation rates were 6.29%, 10.67% and 6.41%, during 2016, 2015 and 2014, respectively.  If Brazil experiences increases in inflation, our costs and expenses may rise, we may be unable to increase our tariffs at the same rate to counter the effects of inflation, and our overall financial performance may be adversely affected.  In addition, a substantial increase in inflation may weaken investors’ confidence in Brazil, causing a decrease in the market price of our common shares or ADSs.

The devaluation of the real to foreign currencies may adversely affect us and the market price of our common shares or ADSs.

The Brazilian currency experienced frequent and substantial devaluations in relation to the U.S. dollar and other foreign currencies during the decades leading up to the mid-1990s.  Throughout this period, the Brazilian government implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini‑devaluations (during which the frequency of adjustments ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets.  From time to time since that period, there have continued to be significant fluctuations in the exchange rate between the Brazilian real and the U.S. dollar and other currencies.  For example, the real appreciated 13.8%, 9.5% and 20.7% against the U.S. dollar in 2005, 2006 and 2007, respectively, reaching R$1.634 in August 2008, although it depreciated by 32.0% against the U.S. dollar during full year 2008, closing the year at R$2.337 per US$1.00.  The real strengthened again by 25.5% in 2009 and 4.3% in 2010, but depreciated against the U.S. dollar by 12.6% in 2011, 8.94% in 2012, 14.63% in 2013, 13.39% in 2014 and 47.01% in 2015, falling to R$3.9048 against the U.S. dollar at December 31, 2015.  The real fell further during the first months of 2016, reaching a low of R$4.1558 against the U.S. dollar on January 21 2016, but then regained some value, reaching R$3.2591 per US$1.00 at December 31, 2016.  There can be no assurance that the real will not depreciate further against the U.S. dollar.  As of April 30, 2017, the commercial selling rate as reported by the Central Bank was R$3.1984 per US$1.00.

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

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected because our tariff revenue and other sources of income are denominated solely in reais.  In addition, because we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  We had total foreign currency denominated debt of R$5,660.4 million as of December 31, 2016 and we anticipate that we may incur additional amounts of foreign currency denominated debt in the future.  In 2016, our results of operations were positively affected by the 16.5% appreciation of the real against the U.S. dollar, and the appreciation of the real against the yen by 13.8%, which together led to a R$1,090.5 million positive impact on our foreign exchange result, net.  We do not currently have any derivative instruments in place to protect us against a devaluation of the real in relation to any foreign currency.  A devaluation of the real may adversely affect us and the market price of our common shares or ADSs.  For more information, see Note 5(a) to our 2016 financial statements.

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

As it owns the majority of our common shares, the State is able to determine our operating policies and strategy, control the election of a majority of the members of our board of directors and appoint our senior management.  As of April 30, 2017, the State owned 50.3% of our outstanding common shares.  Both through its control of our board of directors as well as by enacting State decrees, the State has in the past directed our company to engage in business activities and make expenditures that promoted political, economic or social goals, but that did not necessarily enhance our business and results of operations.  The State may direct our company to act in this manner again in the future.  These decisions by the State may not be in the interests of our non-controlling, including holders of ADSs.  See “Item 5.A. Operating and Financial Review and Prospects—Certain Transactions with Controlling Shareholder”.

Following the elections for State governor in 2014, the re-elected governor appointed Mr. Jerson Kelman as our Chief Executive Officer in January 2015, and Mr. Benedito Pinto Ferreira Braga Junior, the Secretary of State for the State Secretariat for Sanitation and Water Resources (Secretaria de Saneamento e Recursos Hídricos do Estado de São Paulo), was elected our Chairman for the current board of directors’ term of two years, ending in April 2016.  On April 29, 2016, he was reelected for another term, ending in April 2018.  Changes in policy by State government may cause changes in all or some of the members of our management, which may have a material adverse effect on our business and results of operations.

The State and some State entities owe us substantial unpaid debts.  We cannot assure you as to when or whether the State will pay us.

Historically, the State and some State entities have delayed payment of substantial amounts owed to us related to water and sewage services.  As of December 31, 2016, the State owed us R$77.4 million for water and sewage services.  Additionally, the State also owes us substantial amounts related to reimbursements of State‑mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us.

With respect to payment of pensions on behalf of the State, we had a contested credit amount of R$937.0 million as of December 31, 2016.  We do not record this contested amount as a reimbursement credit for actuarial liability due to the uncertainty of payment by the State.  In addition, as of December 31, 2016, we had a provision for an actuarial liability in the amount of R$2,512.1 million with respect to future supplemental pension payments for which the State does not accept responsibility.  On March 18, 2015, we, the State and DAEE, with the intervention of the Department of Sanitation and Water Resources, executed an agreement providing for payment of

R$1,012.3 million, of which R$696.3 million refers to principal and R$316.0 million refers to monetary adjustment of the principal through February 2015.  For a detailed discussion of this agreement, see “Item 7.B. Related Party Transactions—Agreements with the State of São Paulo” and Note 10 of our 2016 financial statements.

We have entered into agreements with the State to settle the overdue amounts that relate to water and sewage services.  For a detailed discussion of these agreements, see “Item 7.B. Related Party Transactions, Agreements with the State of São Paulo” and Note 10 of our 2016 financial statements.

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

Our right to draw water from the Guarapiranga and Billings reservoirs may be challenged if another company that uses the reservoirs does not approve a settlement agreement with us

We draw water for use in the São Paulo metropolitan area from the Guarapiranga and Billings reservoirs.  Empresa Metropolitana de Águas e Energia S.A., or EMAE, a company that is also controlled by the State of São Paulo, has a concession to produce hydroelectric energy using water from the same reservoirs.  EMAE commenced various lawsuits against us in the past seeking compensation for the water we draw from these reservoirs.  Those lawsuits have now been settled in principle, by way of an agreement between EMAE and our company (which is summarized under “Item 7.  Major Shareholders and Related Party Transactions”).  That settlement agreement cannot take effect, however, until it has been has been approved by our company, EMAE and ANEEL.  It has already been approved by our company, and was approved by ANEEL on December 30, 2016; but it must still be approved by EMAE’s shareholders in a shareholders’ meeting.

We were also named in a separate lawsuit commenced by minority shareholders of EMAE against the State of São Paulo, as controlling shareholder of EMAE.  The minority shareholders are seeking an order to require the State to stop us from drawing water from the reservoirs without paying compensation to EMAE, and to allow EMAE to pump water from the reservoirs for its hydroelectric facility.  The plaintiffs allege that the State, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE’s detriment and in favor of our company.  The settlement agreement between EMAE and us will not necessarily put an end to this separate lawsuit.

If the settlement agreement is not approved in the EMAE shareholders’ meeting, or if the ongoing lawsuit by the minority shareholders of EMAE requires the State to make a different decision regarding water use, our ability to draw water from the Guarapiranga and Billings reservoirs may be compromised.  If we were no longer able to draw water from these reservoirs, we would have to transport water from locations farther away, which would increase our water transportation costs and may affect our ability to provide adequate service in the region.

Risks Relating to Our Business

The measures we took to mitigate the effects of the drought that occurred in 2014 and 2015 resulted in a significant decrease in the volume of water billed and revenues from services we provide and, despite the discontinuation in May 2016 of the measures that were used to face the drought, new consumption habits were incorporated and the volume of water billed and revenues from services we provide continue to be impacted by those measures.

We experience decreases in our water availability from time to time due to droughts.  The southeastern region of Brazil, particularly the southern region of Minas Gerais State and the Piracicaba, Capivari and Jundiaí river basin, or “PCJ River Basin” (from which we extract most of the water used in the Cantareira System), and the northern area of the São Paulo metropolitan region experienced below average rainfall from 2012 to October 2015.  In the October 2013 – March 2014 rainy season, rain levels and water inflow into the reservoirs reached the lowest stream flow measurements in over 80 years, a scenario that continued in the October 2014 – March 2015 rainy season.  During the October 2015 – March 2016 and during the October 2016 – March 2017 rainy seasons, the level of rainfall in the region returned to the normal levels expected for the period.   Improved rainfall during the rainy season of October 2015 – March 2016 and of October 2016 – March 2017, the collaborative efforts between us and the population we serve and emergency construction conducted by us since 2014 in order to reduce the impact of the water crisis, resulted in a restoration of the water levels of the Cantareira system.

The depletion of water storage was worst in the Cantareira System, the largest system of the São Paulo metropolitan region.  As a result of the drought and low water volume in the Cantareira System, DAEE and ANA, since March 2014, have continuously regulated the volume of water we are permitted to extract from this system.  The DAEE and ANA determine this amount based on levels of rainfall, water inflow, level of water in our reservoirs and the solicitations we make to extract water based on this information, and inform us of the amount we are permitted to extract through periodical notices.  In February 2016, as a result of the return of average rainfall levels to the region, we received authorization to extract 23 cubic meters per second, or m³/s, from the Cantareira System, an increase compared to the 13.5 m³/s we were authorized to extract for the majority of 2015, still significantly below the water volume we were allowed to extract in the period prior to February 2014, when we were allowed to extract up to a total of 33 m³/s.  From September to November 2016 we received authorization to extract 25 m³/s, and from December 2016 to May 2017, we received authorization to extract 31 m³/s.  In order to balance supply and demand despite the restricted water availability, we adopted a series of measures from 2014 to April 2016, including:  (i) using treated water from other production systems to serve consumers originally supplied by the Cantareira system; (ii) offering discounts (bonus) to consumers that would use below average amounts of water, compared to average consumption; (iii) reducing pressure in the water distribution lines in order to decrease leakage; (iv) adjusting the volume of treated water sold to municipalities that operate their own distribution network; and (v) using pumps in order to extract water located below the intakes of the Cantareira system, from the so-called “technical reserve”, which had never before been used to serve the population.  See “Item 4.B. Business Overview—The Recent Water Crisis”.

With the return of the rainfall to its historical average for the rainy season that began in October 2015 and ended in March 2016, the volume of water available to the population of the São Paulo metropolitan region returned to a normal level and the measures taken during the water crisis to continue to service consumers were gradually discontinued.  However, heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting lower water consumption practices during the water crisis and these practices were partially integrated in our consumers’ daily habits.  As a result of this new behavior, despite us having a higher volume of water available for treatment, the volume of water billed to our clients did not return to the volume of water billed before the water crisis, in 2013.  The Cantareira system’s maximum storage capacity, including the technical reserve, is 1,269.5 million m³.  Excluding the technical reserve, which is 287.5 million m³, the Cantareira’s maximum storage capacity is 982.0 million m³.  The volume of water in the Cantareira system recovered throughout the October 2015 – March 2016 rainy season and was 641.9 million m³ as of March 2016, which represents 50.6% of its maximum storage capacity, including the technical reserve.  The volume of water in the Cantareira system was 932 million m³ as of March 31, 2017, which represents 73.4% of its maximum storage capacity, including the technical reserve.  In December 2016, 7.6 million inhabitants were serviced by this system, compared to 5.4 million in December 2015.  For more information about the water crisis, see “Item 4.B. Business Overview—The Recent Water Crisis”.

The drought prompted a continuous reduction in the volume of water billed and thus a reduction in revenue.  In 2014, the water volume billed decreased 3.1% and the gross operational revenue fell by 6.7% compared to 2013.  In 2015, the water volume billed decreased 8.0% and our gross operational revenue increased slightly by 0.5% compared to 2014.  In 2016, the volume of water billed increased 4%, and the gross operational revenue increased by 24.3% compared to 2015.  We cannot assure you that our consumers will revert to their pre-crisis consumption habits or, if at all, when this will occur.  If consumers do not revert to their pre-crisis consumption habits, our financial condition could be adversely affected.  See “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing—Financial Covenants”.

We are exposed to risks associated with the provision of water and sewage services.

Our industry is affected by the following risks relating to the provision of water and sewage services:

•         We depend on a water right issued by the Agência Nacional de Águas, or ANA and the Departamento de Águas e Energia Elétrica do Estado de São Paulo ( the São Paulo State Department of Water and Energy), or DAEE, in order to extract water from the Cantareira System.  The water right was renewed in 2004 and was due to expire in August 2014.  However, due to prevailing climate conditions, particularly the severe drought, the water right was extended until October 31, 2015 and later extended again until May 2017.  On February 20, 2017, ANA and DAEE released the base document for the negotiation of the water right that will last for the next 10 years.  This proposal was the subject of consultations and public hearings in March 2017.  The terms of this water right will define the volume of water that we will be authorized to extract from the Cantareira System to service the São Paulo metropolitan region.  The drought that occurred in 2014 and for most of 2015 brought about the necessity of control mechanisms of the volume of water drawn from the Cantareira system that take into consideration the volume of water stocked.  The current proposal establishes five tranches that regulate the amount of water we can draw based on the volume of water available in the reservoirs:  (i) if the volume of water available is higher than 60% of the reservoirs’ capacity, we can draw up to 33m3/s; (ii) if the volume of water available is between 40% and 60% of the reservoirs’ capacity, we can draw up to 31m3/s; (iii) if the volume of water available is between 30% and 40% of the reservoirs’ capacity, we can draw up to 27m3/s; (iv) if the volume of water available is between 20% and 30% of the reservoirs’ capacity, we can draw up to 23m3/s; and (v) if the volume of water available is lower than 20% of the reservoirs’ capacity, we can draw up to 15.5m3/s.  We received authorization to extract 25m3/s from September to November 2016 and 31m3/s from December 2016 to May 2017.  The renewal of the water right is expected to occur in May 2017.

•         We are dependent upon energy supplies to conduct our business.  Any shortages or rationing of energy may prevent us from providing water and sewage services and may also cause material damage to our water and sewage systems when we resume operations.  In 2017, there is no forecast of any shortages or rationing of energy.  See “Item 4.B. Business Overview—Energy Consumption”.

•         We are exposed to various weather-related risks, since our financial performance is closely linked to climate patterns.  The possible increase in the frequency of extreme weather conditions in the future may adversely affect the water available for abstraction, treatment, and supply.  Droughts could adversely affect the water supply systems, resulting in a decrease in the volume of water distributed and billed as well as in the revenue derived from water supply services.  An increase in heavy rainfall could impact the regular operation of water sources, including abstraction of water from our reservoirs due to increased soil erosion, silting, and runoff of pollutants that affect the aquatic ecosystems.  See “Item 4.B. Business Overview——Environmental Matters—Climate Change Regulation”.

•         The increasing degradation of watershed areas may affect the quantity and quality of water available to meet demand from our customers.  See “Item 4.A. History and Development of the Company—Capital Expenditure Program” and “—Main Projects of Our Capital Expenditure Program”.

•         In addition to the risks discussed under “—The terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us,” we may not be able to increase our tariffs on a timely basis, or at all, in order to pass on increases in inflation or operating expenses, including taxes, to our customers.  These constraints may have an adverse effect on our ability to fund our capital expenditure program and financing activities and to meet our debt service requirements.  See “Item 4.B. Business Overview—Tariffs—Second Ordinary Tariff Revision” and “Item 5.A.  Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects of Tariff Increases”.

•         The state and federal government agencies that manage water resources could impose substantial charges for the abstraction of water from bodies of water and the discharge of sewage.  We may not be able to pass these charges on to our customers.  See “Item 4.B. Business Overview—Government Regulation—Water Usage”.

•         Our water pipes are susceptible to degradation caused by factors such as age, intense traffic, population density and commercial and industrial development, which may provoke accidents in the networks and affect the regular provision of our services, impacting society and the environment.  See “Item 4.B. Business Overview—Description of Our Activities—Water Distribution” and “Item 4.B. Business Overview—Description of Our Activities—Sewage Operations—Sewage System”.

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

Law 13,329/16 instituted a “Special Incentive Regime for the Development of Basic Sanitation” (Regime Especial de Incentivos para o Desenvolvimento do Saneamento Básico – REISB), seeking to incentivize companies that provide public basic sanitation services to invest more through tax credits, starting in 2018 and running until 2026.  In 2016, Law 13,312/2016 amended Law No. 11,445/2007 and now includes the obligation to adopt environmental criteria that include, among other measures, individual management of water consumption per habitation unit.  However, since this change is still being implemented and shall only come into effect in 2021, we are not currently able to predict its impact on our business.

The Basic Sanitation Law still requires that the federal government, states and municipalities establish independent regulators who monitor basic sanitation services and regulate tariffs.  In compliance with this law, the state of São Paulo established ARSESP in 2007.  Currently, our regional and local operations, including tariff regulation, are monitored and regulated by ARSESP, and the remainder of our operations is in the process of negotiating new contractual bases.  Regulatory agencies determine tariff increases for our water and sewage services, on which our results of operations and financial condition are highly dependent.  As a result, we cannot anticipate all the effects that the Basic Sanitation Law and the decree will have on our business and operations, if any.

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

In 2011, ARSESP altered the standard contract that we are required to use in our relationships with retail customers.  This alteration requires that invoices be sent to the user of the service rather than the owner of the property.  Since 2011, we have implemented several measures and instituted new rules for the update of our clients registry.  Currently, more than 90% of our water and sewage connections are billed to the user of our services, as foreseen under current regulations.

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

On March 6, 2013, the court ruled that this holding would come into effect in the state of Rio de Janeiro after a remaining appeal of its holding is decided.  The court’s holding represents a new paradigm in the management and provision of services.  The Supreme Court has yet to clarify the effects and extension of its decision.  The São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis), to which a decision on such pending or new cases may apply, accounted for 69.7% of our gross operating revenue from services in 2016 (excluding revenues relating to the construction of concession infrastructure).  In January 2015, the Federal Government issued the  Metropolitan Bylaws (Law No. 13,089/2015) which establishes general guidelines for the planning, management and performance of public interest projects in metropolitan regions and in urban clusters instituted by the states; the general planning standards for integrated urban development and other international governance instruments; and the criteria to receive federal loans for initiatives related to international governance in the field of urban development.

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

The provision of water and sewage services in the city of São Paulo accounted for 50.1% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure) in the year ended December 31, 2016.

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

Since we were not previously required to transfer 7.5% of the gross revenues obtained from providing sanitation services in the municipality of São Paulo to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure as established under the convênio, our existing tariff and adjustment formulas do not account for this requirement.  Nonetheless, ARSESP is required to ensure that the tariffs will adequately compensate us for the services we provide, which includes the pass-through to tariffs.

In March 2013, ARSESP issued Resolution No. 407/2013 authorizing us to pass through to the service bill the 7.5% transfer to the São Paulo Municipal Sanitation and Infrastructure Fund as a legal charge, as defined by municipal legislation.  However, pursuant to the Sewage and Water Supply Service Contracts, this charge must be included in the calculation of the tariff.

In April 2013, ARSESP issued Resolution No. 413/2013, which  suspended Resolution No. 407/2013 until the first tariff revision process is concluded, thereby postponing our authorization to pass the charge through to consumers on the service bill.  The postponement of Resolution No. 407/2013 was due to a request from the São Paulo State Government to analyze, among other things, methods of reducing the impact on consumers.

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

As of December 31, 2016, we have transferred approximately R$2.2 billion to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure since 2010.  We cannot assure you when and how we will recover this amount.  In December 2016, we concluded the first four-year revision of our contract with the city of São Paulo, which altered our service quality, investment and investment tracking targets. However, the issue of the 7.5% charge was not discussed.

We cannot assure you that this 7.5% charge will eventually be passed through to customers or that the continued delay in passing this charge through to customers will not further affect our financial condition.  For additional information on ARSESP regulations, see “Item 4.B. Business Overview—Tariffs” and “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts— Agreements with Municipalities and Metropolitan Regions – Rules Enacted by ARSESP”.

We currently lack formal agreements or concessions with 54 of the municipalities to which we provide service, and 34 of our existing concession agreements will expire between 2017 and 2030.  We may face difficulties in continuing to provide water and sewage services in return for payment in these and other municipalities, and we cannot assure you that they will continue to purchase services from us on the same terms or at all.

As of December 31, 2016, we held formal 30‑year agreements with 281 municipalities (including the city of São Paulo) of the 366 municipalities we serve.  We entered into 3 of these agreements during 2016.  The 281 municipalities with which we had formal agreements at year-end accounted for 80.3% of our total revenues for the year ended December 31, 2016, and 70.2% of our intangible assets as of December 31, 2016.  Of the 54 served municipalities for which we lacked formal agreements at year-end, we were in the process of actively renegotiating with all municipalities.  Together, these 54 municipalities accounted for 12.2% of our total revenues for the year ended December 31, 2016 and 21.1% of our intangible assets as of that same date.  Between 2017 and 2030, 34 of our existing concession agreements will expire.  These 34 concession agreements accounted for 6.7% of our total revenues for the year ended December 31, 2016 and 6.3% of our intangible assets as of that same date.

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

Any of these events could have a material adverse effect on our business, results of operations and financial condition.  See “Item 4.B. Business Overview—Our Operations” and “Item 4.B. Business Overview— Government Regulations Applicable to our Contracts—Contracts for the Provision of Essential Basic Sanitation Services in Brazil.”

In the municipalities with which we did not have formal agreements by December 31, 2016, we continued operating with municipal approval or with judicial support.

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

In 1997, the municipality of Santos enacted a law in order to take possession of our water and sewage systems in Santos.  We adopted the necessary judicial measures to contest this and we commenced legal proceedings against the municipality of Santos, after which the appellate court issued a decision in our favor.  The legal proceedings have ended and we continue to have operations in the municipality.  In September 2015, the State of São Paulo and the municipality of Santos entered into a service provision contract, with the intervention and consent of ARSESP.  Under this agreement, ARSESP regulates and supervises the provision of water and basic sanitation services in Santos, while we continue to be responsible for the provision of water and basic sanitation to the municipality of Santos for the next 30 years.

In 1995, the municipality of Diadema terminated its concession agreement with us and did not indemnify us for our investments.  In March 2014, we entered into an agreement with the municipality of Diadema to resolve water supply-related debt and indemnities.  This agreement includes a contract to resume direct supply of water and sewage services to the municipality of Diadema for 30 years with the regulation and supervision of ARSESP.  Guarantees are in place if the municipality of Diadema breaches its agreement with us.

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

As of December 31, 2016, our total accounts receivable was R$5,225.5 million.  Of this amount, certain municipalities to which we provide water on a wholesale basis owed us R$2,419.5 million, and certain municipal government entities owed us R$800.4 million.  Of the total amount owed by municipalities, R$291.9 million was overdue by between 30 and 360 days and R$2,092.3 million was overdue by over 360 days.

The Brazilian courts are entitled to obligate us to continue to supply water to these municipalities, even when we have not received payments due to us.  We have no way of ensuring that negotiations with these municipalities or legal action taken against the municipalities will result in payments being made.  For example, the municipalities of Santo André, Guarulhos and Mauá owe us significant sums in respect of water that we have been providing to them on a wholesale basis.   Although we have intensified the process of collecting these sums and other amounts, and we executed Protocols of Intentions with Santo André, Guarulhos and Mauá in late 2015 and early 2016 seeking to resolve the outstanding amounts and restore normal commercial relations with them, the negotiations with Mauá and Santo André broke down in June 2016, while the negotiations with the municipality of Guarulhos broke down in August 2016.  In those three cases, the Protocol of Intentions was terminated.  For more information on wholesale operations, see “Item 4.B. Business Overview—Our Operations—Description of Our Activities—Wholesale Operations”.  In addition, some entities associated with municipal governments for which we provide services also do not make regular payments.  We cannot guarantee if or when these entities will make payments on a regular basis or pay the amounts they owe us.  If these municipalities and related entities do not pay the amounts they owe us, we may suffer further material harm to our financial position.

Any failure to obtain new financing may adversely affect our ability to continue our capital expenditure program.

Our capital expenditure program will require resources of approximately R$13.9 billion in the period from 2017 through 2021.  In 2016 we recorded R$3.9 billion in capital expenditures.

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

We are subject to extensive Brazilian federal, state and municipal laws and regulations relating to the protection of human health and the environment.  These laws and regulations set potable water standards and limit or prohibit the discharge or spillage of effluent produced in our operations, particularly raw sewage.  We occasionally suffer accidents such as leakages or breaks in pipes that could lead to liability for damages under environmental law.  We could be subject to various types of criminal, administrative and civil proceedings for non‑compliance with environmental laws and regulations that could expose us to penalties and criminal sanctions, such as fines, closure orders and significant indemnification obligations.  The scope and enforcement of environmental laws in Brazil are becoming more stringent, and our capital expenditures and environmental compliance costs may increase substantially as a result.  These expenses may lead us to reduce expenditure on strategic investments, which could harm our business.  In addition, Brazilian courts are enforcing environmental laws more stringently than in the past, which may result in fines or liability for damages that are significantly higher than those we currently anticipate.  We are party to various environmental proceedings that could have a material adverse impact on us, including civil processes and investigations relating, among others, to the release of untreated sewage into waterways or the disposal of sludge generated by treatment plants.  More recently, we are involved in proceedings challenging the extraction of water resources in the face of the recent water crisis.  Any unfavorable judgment in relation to these proceedings, or any material environmental liabilities, may have a material adverse effect on us.  For further information on these proceedings, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.  For further information on investments in environmental programs, see “Item 4.A. History and Development of the Company—Main Projects of our Capital Expenditure Program”, “Item 4.B. Business Overview—Sewage Treatment and Disposal”, “Item 4.B Business Overview—Environmental Matters” and “Item 4.B. Business Overview—Environmental Regulation”.  For further information on the Water Crisis, see “Item 4.B. Business Overview—The Recent Water Crisis”.

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

Additionally, increases in air temperature could affect demand for water.  Extreme weather events may also reduce water levels in the reservoirs that power hydroelectric power plants in Brazil, which may cause energy shortages and increase electricity prices, which may adversely affect our costs and operations.

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

We are party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among others, civil, tax, labor, corporate and environmental issues.  As of December 31, 2016, the total value of all outstanding claims against us was R$54,038.8 million (net of R$434.2 million in escrow deposits).  A substantial monetary judgment against us in one or more of these legal proceedings may have a material adverse effect on our financial condition.  We have recorgnized provisions totalling R$1,173.1 million (net of escrow deposits) as of December 31, 2016. For more information, see note 19 to our financial statements included in this annual report.  These provisions do not cover all legal proceedings involving monetary claims filed against us and it may be insufficient to cover the ultimate resolution of these claims.  Any unfavorable judgment in relation to these proceedings may have a material adverse effect on us.  For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.

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

Investing in securities from emerging markets such as Brazil involves greater risk than investing in securities of issuers in major securities markets, and these investments are often considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets.  The ten largest companies in terms of market capitalization represented approximately 55%of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2016.

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

Under our bylaws, any disputes among us, our shareholders and our management with respect to the Novo Mercado rules, Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”) and Brazilian capital markets regulations will be resolved by arbitration conducted pursuant to the BM&FBOVESPA Arbitration Rules in the Market Arbitration Chamber.  Any disputes among shareholders and ADR holders, and any disputes between us and our shareholders and ADR holders, will also be submitted to arbitration.  As a result, a court in the United States might require that a claim brought by an ADR holder predicated upon the U.S. securities laws be submitted to arbitration in accordance with our bylaws.  In that event, a purchaser of ADSs would be effectively precluded from pursuing remedies under the U.S. securities laws in the U.S. courts.  However, a court in the United States could allow claims predicated upon the U.S. securities laws brought by holders who purchased ADSs on the NYSE to be submitted to U.S. courts.

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

We believe we are one of the largest water and sewage service providers in the world (based on the number of customers in 2014, according to the inDepth Water Yearbook 2014-2015).  We operate water and sewage systems in the state of São Paulo, which includes the city of São Paulo, Brazil’s largest city.  According to the IBGE, the state of São Paulo is Brazil’s most populous state and the state with the highest gross domestic product, or GDP, in Brazil.  For the year ended December 31, 2016, we generated net revenue of R$14,098.2 million and net income of R$2,947.1 million.  Our total assets amounted to R$36,745.0 million and our total shareholders’ equity amounted to R$15,419.2 million as of December 31, 2016.

As of December 31, 2016, we provided water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 366 of the 645 municipalities in the state of São Paulo, including the city of São Paulo.  Substantially all of our concessions or program agreements have 30‑year terms.  As of December 31, 2016, we lacked formal agreements for 54 of the municipalities we serve, each of which we are currently in the process of renegotiation.  From January 1, 2017 through 2030, 34 further concessions will expire, and we will seek to replace them with program agreements.  In addition to the 366 municipalities we served, we also provided water service to the municipality of Mogi das Cruzes, pursuant to two partial water contracts under which we service only certain neighborhoods of that municipality.  See “Presentation of Financial and Other Information—Other Information—Our Contracts and the Municipalities We Serve”.

We also supply water on a wholesale basis to five municipalities in the São Paulo metropolitan region in which we do not operate water distribution systems (together covering a total estimated urban population of approximately three million residents). Four of these municipalities also utilize our sewage treatment services.  For the year ended December 31, 2016, the São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis) accounted for 69.7% of our gross operating revenue (excluding revenues relating to the construction of concession infrastructure), while the Regional Systems accounted for 30.3%.

As of December 31, 2016, we provided water services through 8.7 million water connections to approximately 24.7 million people, representing approximately 57% of the total population of the state of São Paulo, and had a water coverage ratio of 98% with respect to all regions.  As of that date, we provided sewage services through 7.1 million sewage connections to approximately 21.2 million people and had an effective sewage service ratio of 82%.  As of December 31, 2016, we operated using 73,015 kilometers of water pipes and water transmission lines and 50,097 kilometers of sewer lines.

We also provide water and/or sewage services to four other municipalities through special purpose companies.  In addition, we have three partnerships with private companies:  Aquapolo Ambiental S.A., Attend Ambiental S.A. and Paulista Geradora de Energia S.A.  Aquapolo Ambiental S.A. commenced operations in the second half of 2012 and operates the largest water recycling facility in the southern hemisphere.  Aquapolo Ambiental S.A. has the capacity to supply up to 1,000 liters per second to industries in the Capuava petrochemical cluster of the São Paulo metropolitan region.  Attend Ambiental S.A. commenced operations in the second half of 2014 to operate a pre-treatment plant for non-domestic effluent in the São Paulo metropolitan region.  Paulista Geradora de Energia S.A., which was formed in 2015, focuses on the implementation and commercial exploration of water potential in small hydroelectric power plants, located at Vertedouro Cascata and the Guaraú Water Treatment Station, with a total capacity of 7 MW.  We were planning to commence operations in the course of the second semester of 2017, but the current economic situation in Brazil has reduced the availability of credit, and therefore the commencement of operations was rescheduled to the second half of 2018.  See “Note 12 to the Financial Statements - Investments”.  In addition, we provide consulting services regarding the rational use of water, the updating of institutional models, and commercial and operational management in Panama, through a consortium.  We previously provided consulting services to Honduras and Nicaragua, but these consulting services have been completed.

The State of São Paulo, our controlling shareholder, is required by State Law No. 11,454/2003 to own at least 50% plus one of our common shares.  As of April 30, 2017, the State owned 50.3% of our outstanding common shares.  As a mixed capital company, we are an integral part of the State governmental structure.  Our strategy and major policy decisions are formulated in conjunction with the State Secretariat for Sanitation and Water Resources as part of the State’s overall strategic planning.  The majority of the members of our board of directors and our board of executive officers are nominated by the State government.

In addition, our capital expenditure budget is subject to approval by the State legislature and is approved in conjunction with the budget of the State Secretariat for Sanitation and Water Resources as a whole.  Our financial statements and accounting records are subject to review by the State Accounts Tribunal (Tribunal de Contas), as are all accounts of the State.

Our results of operations and financial condition are generally affected (i) by our ability to raise tariffs, control costs and improve productivity; (ii) the general economic conditions in Brazil and abroad; and (iii) climate conditions.  In order to supply water to the São Paulo metropolitan region, we use water from eight systems, most of which were affected by the most severe drought in our service region in over 80 years, which occurred during 2014 and 2015.  Of those, the Cantareira System, our largest water system, was the most affected.

In order to balance supply and demand despite the restricted water availability, we adopted throughout 2014 and 2015 a series of initiatives.  In March 2016, as a result of the increased level of rainfall and increased predictability of the level of water in our reservoirs, we cancelled the Water Consumption Reduction Incentive Program and the Contingency Tariff to water meter readings recorded as of May 1, 2016.  For further information on the water crisis see “Item 3.D. Risk Factors—The measures we took to mitigate the effects of the drought that occurred in 2014 and 2015 resulted in a significant decrease in the volume of water billed and revenues from services we provide and, despite the discontinuation in May 2016 of the measures that were used to face the drought, new consumption habits were incorporated and the volume of water billed and revenues from services we provide continue to be impacted by those measures.” and  “Item 4.B. Business Overview—The Recent Water Crisis”.

Our Strengths

We believe that our strong business position and future prospects derive from the following strengths:

Well‑established business with significant size, scale and know‑how to operate in complex urban settings.  We believe we are one of the largest water and sewage service providers in the world.  We provide water services directly to approximately 24.7 million people and supply water on a wholesale basis to an additional urban population of approximately 3.0 million people.  As of December 31, 2016, we had an effective water coverage ratio of 98% in respect of all regions in which we operate.  We also provide sewage services directly to approximately 21.2 million people, achieving an effective sewage service ratio of 82% in respect of all regions in which we operate as of December 31, 2016.  Our significant size and scale have required us to operate in complex urban settings such as shantytowns (favelas) and environments without urban planning, thereby enabling us to develop well‑trained personnel, skills for operating in adverse conditions that we believe our competitors lack.

Operations in Brazil’s most populous and wealthy state.  The state of São Paulo, which is located in the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated total population of 43.5 million as of December 31, 2016.  The city of São Paulo had an estimated total population of 11.7 million as of the same date, while the São Paulo metropolitan region had a total population of 20.6 million.  Based on its GDP, the state of São Paulo is the wealthiest state and largest economy in Brazil.  The GDP of the state of São Paulo was approximately R$1.7 trillion in 2015, representing approximately 26.3% of Brazil’s total GDP, according to the most recent data collected by the IBGE.  The state of São Paulo generates more revenue from water and sewage services than any other Brazilian state.

Strong Base of Contracted Business.  Between January 1, 2007 and December 31, 2016, we executed 30‑year agreements with 281 of the 366 municipalities we serve, including an agreement with the city of São Paulo, in June 2010, and Santos in September 2015.  For the year ended December 31, 2016, income from these 30‑year agreements accounted for 80.3% of our gross operating revenues (including revenues relating to the construction of concession infrastructure).

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

Strong corporate governance practices.  In 2002, we joined the Novo Mercado segment of the BM&FBOVESPA, which is the listing segment in Brazil with the highest corporate governance requirements.  As a result, we are committed to certain corporate governance standards that are not otherwise required by Brazilian law, which provides heightened protection to our shareholders and enhances the quality of information we disclose to the market.  From December 2007 until December 2015, we were part of the BM&FBOVESPA Corporate Sustainability Index, or ISE.  Due to the need to focus the attention of all our departments to overcome the water crisis, we decided not to participate in the selection process to be a part of the ISE in 2016 and 2017.

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

Our Strategy

Our mission is to provide water and sewage services, contributing to improvements in quality of life and the environment.  Our goal is to become a global reference in the provision of basic sanitation services in a sustainable, competitive and innovative manner, focused on the needs of our clients.  To this end, our strategic objectives are based upon the guiding principles of water availability, excellence in the provision of services, sustainable growth, fostering and expanding our operating base, innovation and technology, motivation of personnel and expansion of our sewage treatment coverage.

Secure water availability in the areas where we operate.  Our goal is to secure the availability of water in the areas where we operate, as well as to promote a rational and integrated use of water resources, respecting demand and critical levels of water for each region, and allocating resources in the short, medium and long run in order to guarantee access to water.  Our goal is to consistently meet the needs of our consumers with our services. Furthermore, we have planned a series of short-term and medium-term measures that we believe will increase the ability of our immediate water supply to cope with the water crisis and significantly improve future water security by the end of the decade.  For more information, see “— Business Overview—The Recent Water Crisis” and “— Capital Expenditure Program”.

Ensure the quality and availability of our services in our existing service area through excellence in service provision and improving our operating efficiency.  Our goal is to maintain the water coverage ratio, coupled with a high standard of quality and availability of our services, and meet the expected growth in our operating basis.  We also intend to increase our sewage coverage by adding 1.1 million sewage connections by 2021.  In addition, we seek to reduce both physical and non‑physical water loss.  See “— Capital Expenditure Program”.

We also seek to improve our processes by implementing:  (i) a new management model based on the Management Excellence Model of the National Quality Foundation (Modelo de Excelência na Gestão da Fundação Nacional da Qualidade) that seeks to improve management processes alignment and best practices sharing within the company; (ii) an enterprise resourcing planning system, or “ERP system” (SAP), and a customer relationship management system, or “CRM system” (Net@suite), to replace our commercial and management information systems.  The ERP system was implemented in April 2017 and Net@suite is expected to be implemented in 2018.

These projects intend to increase our speed and productivity in responding to regulatory changes; to strengthen and streamline our financial, commercial and administrative structure; to provide a solid and integral base of information to support the decision-making process; and to increase the efficiency of our operations while also reducing costs.

Continue to seek sustainable growth.  Our goal is to grow while balancing our economic and financial results with environmental and social considerations, to secure positive financial results so as to guarantee investments for the provision of services, as well as to provide an adequate and just remuneration for our shareholders.  We seek to act as citizens and to promote the well-being of the communities we operate in and the protection of the environment.  We aim to apply our principles of financial growth and sustainability to each business unit, assigning goals and setting clear responsibilities to each unit so as to strengthen our financial results.  To achieve this goal, we intend to use our best efforts to reduce operating costs and increase productivity and profitability.  We plan to improve the management of our assets, as well as to continue to reduce our total operating expenses by automating some of our facilities, streamlining operational processes, implementing integrated planning and further investing in internal technological research and development.

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

Currently, we provide water and/or sewage services to four other municipalities through special purpose companies and have three partnerships with private companies.  See “Item 4.  Information on the Company —History and Development of the Company—Overview”.

Maintain and expand our operating base.  We intend to maintain and expand our operating base by executing new agreements.  To this end, we are actively seeking to develop closer relationships with the municipal governments that we currently serve in order to increase customer loyalty and thereby renew all or substantially all our concession agreements as they expire.  We also regularly explore the possibility of executing agreements for the provision of water and sewage services in municipalities in the state of São Paulo in which we currently have no operations or to which we currently supply water and provide sewage treatment solely on a wholesale basis, which together represent a total population of approximately 16.4 million.  We evaluate possible expansion opportunities in terms of proximity to our existing service areas to maximize return on investment and improve our financial performance.  In June 2010, we entered into a 30‑year agreement with the State and city of São Paulo for the provision of water and sewage services in the city of São Paulo, which in the year ended December 31, 2016 accounted for 50.1% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure).  Between January 1, 2007 and December 31, 2016, we entered into agreements with 281 municipalities (including our services agreement with the city of São Paulo), of which 3 were entered into in 2016.  These 281 municipalities accounted for 80.3% of our total revenues for the year ended December 31, 2016 and 70.2% of our intangible assets as of the same date.  As of December 31, 2016, 54 of our concessions had expired and are currently being renegotiated.  These 54 municipalities accounted for 12.2% of our total revenues for the year ended December 31, 2016 and 21.1% of our intangible assets as of the same date.  From January 1, 2017 through 2030, 34 concession agreements, accounting for 6.7% of our revenues for the year ended December 31, 2016 and 6.3% of our intangible assets as of the same date, will expire.

Seek opportunities to adopt and develop innovative technology.  We plan to stimulate the creation, adoption and diffusion of innovative solutions aiming to generate value and to improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability.  In accordance with our bylaws, our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services, and also related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities.  We are also authorized to carry out activities through subsidiaries in other Brazilian locations and in other countries.  See Item “5.C. Research and Development, Patents and Licenses, Etc.”

Establish efficient and competitive ways of motivating, retaining and attracting personnel.  We intend to provide our personnel with programs for professional and personal development, growth opportunities and recognition.  These programs include competitive benefit packages and a healthy and collaborative work environment.  We seek to raise workplace satisfaction, well-being, engagement and productivity.

Expand our sewage treatment coverage.  Our goal is to progress in the implementation of sewage collection and treatment structures in an economically and technologically viable way.  We had an effective sewage coverage ratio of 89% as of December 31, 2016 and plan to increase this ratio to 93% by 2021 by adding over 1.1 million sewage connections and the indicator of consumer units connected to the sewage treatment system from 74% to 83% by 2021.  These investments are necessary to restore the quality of the rivers and lakes, providing new sources for water supply.  In addition, there are municipalities in the state of São Paulo representing a total population of approximately 16.4 million to which we currently do not provide water or sewage services, or to which we currently supply water solely on a wholesale basis.  Our strong presence in the State and experience in providing water and sewage services places us in a privileged position to expand our sewage services to these additional municipalities in the state of São Paulo as well as to other Brazilian states and abroad.  For more information, see “Item 4.B. Business Overview—Description of our Activities—Sewage Operation” and “Item 4.B. Business Overview—Competition” and “Item 4.B. Business Overview—Tariffs”.

Our strategic objectives also focus on our political and institutional relationships as well as on our commitment to the market to increase shareholder value.

In 2016 we invested R$3.9 billion and between 2017 and 2021 we plan to invest an additional R$13.9 billion to improve and expand our water and sewage systems, increase water security, and meet the growing demand for water and sewage services in the state of São Paulo, thereby encouraging these customers to continue using our services.

We believe that our overall strategy will enable us to meet the demand for high quality water and sewage services in the state of São Paulo as well as in other Brazilian states and abroad, while creating shareholder value and strengthening our results of operations and our financial condition.

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

The state of São Paulo occupies approximately 3.0% of Brazil’s land mass and encompasses an area amounting to approximately 96,000 square miles.  According to the SEADE, the state of São Paulo had an estimated total population of 43.5 million as of December 31, 2016.  The city of São Paulo, capital of the state of São Paulo, had an estimated total population of 11.7 million, with a total population of 20.6 million inhabitants in the São Paulo metropolitan region, as of December 31, 2016.  The São Paulo metropolitan region encompasses 39 municipalities and is the largest metropolitan region in the Americas and the fifth largest metropolitan region in the world, according to the United Nations’ Data Booklet “The World’s Cities in 2016”, with approximately 47% of the total population of the state of São Paulo as of December 31, 2016.  According to the most recent data collected by the IBGE, the GDP of the state of São Paulo was approximately R$1.7 trillion in 2015, representing approximately 26.3% of Brazil’s total GDP, and making it the largest economy of any state in Brazil based on GDP. According to the IBGE, the state of São Paulo is also the leading Brazilian state in terms of manufacturing and industrial activity, with a strong position in car manufacturing, pharmaceuticals, computer manufacturing, steel making and plastics, among other activities, as well as a leading position in the banking and financial services industries.  The state of São Paulo is the leading export state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

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

On June 29, 1973, pursuant to State Law No. 119/1973, COMASP, SAEC and SANESP merged to form our Company with the purpose of implementing the directives of the Brazilian government set forth in the National Water Supply and Sanitation Plan (Plano Nacional de Saneamento).  We were incorporated under the laws of Brazil as a sociedade anônima for indefinite duration.  The National Water Supply and Sanitation Plan was a program sponsored by the Brazilian government, which financed capital investments in, and assisted in the development of, state‑controlled water and sewage companies.  Since our formation, other State governmental and State‑controlled companies involved in water supply and sewage collection and treatment in the state of São Paulo have been merged into our company.  The State has always been our controlling shareholder, as required by State Law No. 11,454/2003.  We have therefore been integrated into the State governmental structure and our strategies have been formulated in conjunction with the strategies of the State Department of Water Resources and Sanitation.  Additionally, a majority of the members of our board of directors and our management are appointed by the State Government.

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

We provide water and sewage services directly to a large number of residential, commercial and industrial private consumers, as well as to a variety of public entities, in 366 of the 645 municipalities in the State, including in the city of São Paulo.  We also supply water on a wholesale basis to five municipalities in the São Paulo metropolitan region in which we do not operate water distribution systems, and four of these municipalities also utilize our sewage treatment services.  According to the inDepth Water Yearbook 2014-2015, we are the fourth largest water and sewage service company in the world in terms of number of clients.

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

State Law No. 12,292/2006 amended State Law No. 119/1973, which created our Company, and now authorizes us to provide water and sewage services outside of the state of São Paulo, both to other states of Brazil and to other countries.  This law also authorizes us to own interests in other public or private‑public companies and Brazilian or international consortia.  In addition, this law permits us to incorporate subsidiaries and enter into a partnership with or acquire interests in a private company with a corporate purpose related to the sanitation business.

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

                 (I).            to continue to increase water security and meet demand growth for treated water;

               (II).            to expand the percentage of households connected to our sewage system;

             (III).            to increase the treatment of sewage collected; and

            (IV).            to increase operating efficiency and reduce water loss.

We have budgeted investments in the total amount of R$13.9 billion from 2017 through 2021.  We invested       R$3.9 billion, R$3.5 billion and R$3.2 billion in 2016, 2015 and 2014, respectively.

The following table sets forth our planned capital expenditures for water and sewage infrastructure for the years indicated:

	Planned Capital Expenditures
	2017	2018	2019	2020	2021	Total
	(in millions of reais)
Water	1,553	1,617	1,327	1,192	1,409	7,098
Sewage Collection	642	989	1,152	1,395	1,245	5,423
Sewage Treatment	136	248	330	362	282	1,358
Total	2,331	2,854	2,809	2,949	2,936	13,879

Our capital expenditure program from 2017 through 2021 will continue to focus on achieving our targets by making regular investments to maintain and expand our infrastructure and to reduce water loss in the 366 municipalities we served as of December 31, 2016 and in the municipality of Santa Branca, with which we signed a contract that became effective in 2017.  The recent drought has prompted a reduction in the volume of water billed, particularly in 2014 and 2015, and thus a reduction in revenue.  Due to the drought and the need to prioritize construction to mitigate the effects of the water crisis and increase water security in the Metropolitan Region of São Paulo, we were required to adjust our investment programs commencing in 2014.  These adjustments are expected to continue in 2017 and 2018 due to the priority given since 2014 to emergency investments in water.

Main Projects of Our Capital Expenditure Program

The following is a description of the main projects in our capital expenditure program.

Investments in Water – We have a series of ongoing and scheduled projects involving water production and distribution.  For the period from 2017 through 2021, we plan to spend R$7.1 billion in water-related investments.  The main programs are:

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

Aiming to improve the provision of water to the São Paulo Metropolitan Region, we plan on increasing treated water production capacity by approximately 6.4 m³/s by the end of the first half of 2018 through the construction of the São Lourenço System.  By the end of 2017, we shall also conclude the interconnection of the Jaguari (part of the Paraíba do Sul Basin) and Atibainha (part of the PCJ Basin) reservoirs, adding 5.13 m³/s of water availability.

In 2016, we invested approximately R$410 million in the Metropolitan Water Program.

Interconnection of Jaguari and Atibainha Reservoirs

We are interconnecting the Jaguari and Atibainha reservoirs, which is a strategic and priority works project to guarantee secure access to water for the metropolitan region of São Paulo.  With contracted investments of R$555 million, this construction will allow the transfer of an average 5.13 m³/s of water from the Jaguari reservoir of the Paraíba do Sul Basin to the Atibainha reservoir of the Cantareira System, the largest system that provides water to the metropolitan region of São Paulo.  In the future, the transfer of water shall also work in the opposite direction, from the Atibainha reservoir to the Jaguari reservoir, optimizing the reservation capacity of both reservoirs, and benefitting the population of the Paraíba Valley.  The construction work on the interconnection began in February 2016 and is expected to be concluded by the end of 2017.  For more information, see “—Business Overview—The Recent Water Crisis”.

São Lourenço Project

The metropolitan region lacks water sources, which requires us to obtain water from increasingly distant sources.  In order to address this situation, we are, under a PPP contract, currently developing a new supply system called São Lourenço, which will expand our production capacity by 6.4 m3/s and should be able to benefit a population of almost 1.5 million people.  The PPP contract was executed in August 2013 and construction began in April 2014.  The project is being undertaken by Sistema Produtor São Lourenço S.A., which is a special purpose company controlled by the construction companies Camargo Corrêa Construtora S.A. and Andrade Gutierrez S.A.  The new system is expected to begin operation during the first six months of 2018.  For more information on Public Private Partnerships, see “—Business Overview—Public Private Partnerships”.

As of December 31, 2016, the estimated amount of the PPP contract was R$6.0 billion (including R$2.2 billion in construction and maintenance and operation of the system).  After monetary adjustment, the contract amounts to approximately R$7.9 billion and has a 25-year term, four years of which will be dedicated to the construction, while the other 21 years will be dedicated to service delivery.  These services include the operation and maintenance of the sludge treatment system of the water treatment station and disposal of the waste thus generated; electromechanic and civil maintenance of the untreated water pumping stations, of the water treatment station and the untreated water pipeline; preservation and cleaning, surveillance and property security.

Corporate Program for Reduction of Water Loss

The objective of the Corporate Program for Reduction of Water Loss (Programa Corporativo de Redução de Perdas de Água) is to reduce water loss by efficiently integrating and expanding existing initiatives in our business units.  This program has a 12‑year term that began in 2009.  We have invested R$3.2 billion (current value) in this project so far, including R$505 million invested in 2016, and we anticipate total investments of approximately R$6.3 billion (current value) throughout the term of the program.  Funding for the program will come from our own resources as well as from credit facilities provided by JICA and BNDES.

The program aims to reduce the rate of water loss from 436 liters per connection per day in December 2008 to 280 liters per connection per day by 2020, which is equivalent to reducing the Water Billed Loss Index from 27.6% in December 2008 to 16.9% in 2020 and to reducing the Water Metered Loss Index (based on measured consumption) from 34.1% in December 2008 to 29.9% in 2020.  In 2016, our water loss measured 308 liters per connection per day.  In 2016, our Water Billed Loss Index was 20.8% and our Water Metered Loss Index averaged 31.8%.

It is worth noting that the reduction in the water loss indicators in 2014 and 2015 was due to the extention of pressure reduction management in the supply systems, an operational practice designed to manage the recent water shortage, and which impacts the supply of water and losses.  This operational practice was adopted to cope with the temporary and atypical situation.  In 2016, with the beginning of the normalization of the water supply, greater availability of water to customers and the consequent increase in pressures in the distribution network, there was an increase in the indicators of water losses.  For more information on the measure we have adopted to confront the water crisis, see “—Business Overview—The Recent Water Crisis”.

Water Source Program

The Water Source Program (Programa Mananciais), created in 2009, consists of various projects that focus on the preservation and improvement of water sources in the São Paulo metropolitan region, especially in the Guarapiranga and Billings reservoirs.  The program’s investments are directed mostly towards the creation of infrastructure to collect sewage and transport it to treatment plants in order to reduce the discharge of effluent into water sources.  The program also includes the protection of green spaces and the urbanization of shantytowns(favelas) and is supported by the federal government, the state of São Paulo, the municipality of São Paulo, the World Bank, and us.  In 2016, R$39 million was invested in the Water Source Program.

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

In 2016, the integrated system of the Baixada Santista metropolitan region was reinforced with the commencement of operations at the Melvi Treated Water Reserve Center, located in Praia Grande.  The Center’s reserves went from 20 million to 45 million liters. The infrastructure is part of the Mambu-Branco production center (inaugurated in 2013 in Itanhaém) and will serve residents and tourists in nine municipalities of the Baixada Santista region.  In 2016, we invested R$25 million in the Coastal Water Program.

Investments in Sewage—We have a series of ongoing and scheduled projects involving the collection, removal and treatment of sewage.  For the period from 2017 through 2021, we plan to invest R$6.8 billion in sewage.  The main programs are:

Tietê Project

The Tietê river crosses the São Paulo metropolitan region and receives most of the region’s run‑off and wastewater.  The environmental status of the river reached a critical level in 1992.  In an effort to reverse the situation, the State of São Paulo created a recovery program designed to contribute to the progressive revitalization of the Tietê river by installing sewage collection lines along the banks of the Tietê river and its tributaries.  These lines collect raw sewage and deliver it to our sewage treatment facilities.

We carried out the first phase of the program between 1992 and 1998, when we completed the construction of three additional sewage treatment facilities.  This involved total investment of US$1.1 billion financed by the Inter‑American Development Bank, or “IADB”, Caixa Econômica Federal and us.

The second phase of the project, which was carried out from 2000 through 2008, continued to expand and optimize the sewage system in the São Paulo metropolitan region, focusing primarily on improvements to expand the delivery of raw sewage to the sewage treatment facilities that were built in the first phase.  Upon the conclusion of the second phase of the project in 2008, we were able to collect approximately 5,000 liters of raw sewage per second and send it to the five sewage treatment plants in our integrated system for treatment.  Total investments in this phase amounted to approximately US$500 million, financed by the IADB, and the Banco Nacional de Desenvolvimento Econômico e Social, or BNDES, and us.

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

Following completion of the third phase of the Tietê Project, the sewage treatment system will serve an additional 5 million people.

Continuing our efforts to amplify and optimize the sewage system of the São Paulo metropolitan region near the areas we serve, thus contributing to the progressive revitalization of the Tietê river, we have structured the fourth phase of the Tietê Project.  The total estimated cost of this phase is approximately US$2 billion.

We continued to work on items from the third phase and began in 2014 to implement measures related to the fourth phase. In 2016, we invested approximately R$342 million in this project.

Due to the drought and the need to prioritize construction to mitigate the effects of the water crisis and increase water security in the São Paulo Metropolitan Region, we have reduced the volume of investment in this program.

Clean Stream Program

The Clean Stream Program (Programa Córrego Limpo), an agreement between the State, acting through our company, and the city of São Paulo, aims to decontaminate urban streams in the city of São Paulo by eliminating the discharge of sewage into streams and rainwater runoff routes, cleaning streams and banks, and removing and relocating low‑income households located on the banks of streams.

Since 2007, 149 urban streams have been decontaminated, benefiting approximately 2.2 million people.  In 2016, we had invested R$4.8 million in the Clean Stream Program.  The program is supported by funds from the Caixa Econômica Federal as well as our own funds.  Part of the investment related to the Tietê Project benefits the Clean Stream Program.

Despite our constant monitoring of pollution levels, the municipality of São Paulo’s difficulties in moving low-income families who live in risky areas led to a slowdown in progress under the program in 2016. We have renewed the partnership with the municipality and are currently defining objectives for 2017 and 2018.

Clean Wave Program

The main goals of the Clean Wave Program (Programa Onda Limpa) are to improve and expand the sewage systems in the municipalities comprising the Baixada Santista metropolitan region on the southern coast of the state, increasing the sewage collection rate to 90% and treating 100% of this collected sewage, thereby improving the bathing water quality at 82 beaches in the region by the end of the decade.  This project is being carried out in two phases, the first of which has already begun and the second of which is in the planning phase.  The first phase, which aims to increase the sewage collection rate to 88%, is expected to be completed by 2018.  The funds will come from our own resources as well as from loan agreements entered into with JICA and from BNDES.

In 2016, we invested R$102 million in the Clean Wave Program.  As a result of our investments, sewage collection in the Baixada Santista metropolitan region increased since the beginning of the program has increased from 53% in 2007 to 75% in 2016.  All of the sewage that was collected was also treated.  Towards the goal of increasing sewage collection, and given that we have already installed sewage networks, we are now prioritizing strengthening the connection of our customers to the sewage network.

As of December 31, 2016, we had completed approximately 102 thousand sewage connections.  By 2018, we will complete an additional 15 thousand sewage connections.

Under the program’s first phase, we plan to execute the expansion and renovation of the Oceanic Sewage Disposal System in the city of Praia Grande, located in the Baixada Santista metropolitan region, is expected to be concluded by 2022.  The second phase of the Clean Wave Program is in planning for the period between 2022 and 2030.  We estimate investments of approximately R$1.8 billion in order to enlarge and implement sewage collection and treatment systems and complete 57 thousand new connections.

Northern Coast Clean Wave Program

The Northern Coast Clean Wave Program (Programa Onda Limpa Litoral Norte) aims to expand the collection and treatment of sewage on the northern coast of the state of São Paulo, intending to benefit 800 thousand people, including the local population as well as tourists that visit the region each year.  The program aims to increase the sewage collection rate in the region, thereby improving the health and well-being of the population and stimulating economic development through an increase in tourism.  Due to the adjustments in our investment plans in recent years, a significant portion of this program remains to be completed in the future.

Other Policies and Programs

Nossa Guarapiranga

In December 2011, we launched the Nossa Guarapiranga project, the main objective of which is to improve the water quality in the Guarapiranga basin, a water source for the São Paulo metropolitan region.  The basin serves one million people directly in the areas near Guarapiranga and indirectly serves a further two million people who consume the water from the basin.  We carried out actions on three fronts as part of this project: (i) we installed drains to collect residue from rivers in the Guarapiranga basin; (ii) we developed diagnosis and control services for the removal of plants that obstruct water extraction; and (iii) we removed and disposed of waste that had accumulated at the bottom of the dam in the river basin.  Two vessels were built specifically for this purpose.  Additionally, we now use ecobarriers at the bottom of the reservoir’s main affluents.

Pró‑Conexão

In 2012, the State of São Paulo approved a project to subsidize connections to the sewage system for low‑income families.  Initially intended to last eight years, the project involves capital expenditures of up to R$349.5 million of which 80% will be provided by the State government and 20% by us.  In this period we expect that this program will create 192 thousand new sewage connections benefiting approximately 800 thousand people.  As of December 2015, we completed approximately 23 thousand sewage connections under the Pró-Conexão program.  Due to adjustments in our investment plan, this program did not progress in 2016.  However, we expect to start works again in 2017.

We believe that this program will increase the efficiency of our other sewage collection programs and help improve water quality in the region’s rivers and basins as well as improve quality of life for low‑income families.  For more information see “Item 7.B. Major Shareholders and Related Party transactions—Related Party transactions—Agreements with the State

Water is Life

The Water is Life program, established in November 2011, aims to provide water and sewage services to low‑income and isolated communities in the regions of Alto Paranapanema and Vale do Ribeira.  We expected to cover 81 communities in 30 municipalities, benefiting approximately 15,000 people.  In this project we are responsible for supplying water and for offering technical support to the municipalities, which, with financing from the state government, will include installing Individual Sanitary Units (Unidades Sanitárias Individuais), a technology better suited for isolated communities.  Due to the adjustments in our investment plans in the recent years, a significant portion of this program remains to be completed.

A large part of this work was executed by our own personnel, which considerably reduced the need for investment.

B.      Business Overview

Our Operations

As of December 31, 2016, we provided water and sewage services to 366 municipalities in the state of São Paulo under concession agreements, program agreements, other forms of legal arrangements or without formal agreements.  We also supply treated water on a wholesale basis to 5 municipalities located in the São Paulo metropolitan region and urban conurbations.  The majority of these concessions have 30‑year terms.  Due to court orders, we temporarily suspended our services in 2 other municipalities (Cajobi e Macatuba).  For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.  Between January 1, 2007 and December 31, 2016, we entered into agreements with 281 municipalities (including our services agreement with the city of São Paulo) in accordance with the Basic Sanitation Law, of which 3 were entered into in 2016.  As of December 31, 2016, these 281 municipalities accounted for 80.3% of our gross operating revenues (including revenues relating to the construction of concession infrastructure).  In addition to the contracts that have 30‑year terms, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP.  As of December 31, 2016, 54 of our agreements or concessions had expired but we continued to provide water and sewage services to these municipalities and were in negotiations with these municipalities to execute program agreements to substitute the expired concessions.  From January 1, 2017 through 2030, 34 concessions will expire.

For more information on laws and regulations related to our concession operations, see “Item 4.B. Business Overview—Government Regulations Applicable to our Contracts”.

Description of Our Activities

As set forth in Article 2 of our bylaws, we are permitted to render basic sanitation services with the goal of providing basic sanitation services to the entire population in the municipalities where we conduct our activities without harming our long‑term financial sustainability.  Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities.  We are allowed to act in a subsidiary form in other Brazilian locations and abroad.  See “—Government Regulations Applicable to Our Contracts—Establishment of ARSESP”.  For a description of our operating segments please see Note 24 to our financial statements as of and for the year ended December 31, 2016.

Operating segments are presented in our annual report in a manner consistent with the internal reporting provided to our chief operating decision maker, which is the board of directors and the board of executive officers, pursuant to how that is determined under IFRS 8.  Under Brazilian GAAP, prior to our conversion to IFRS, the financial information for construction services was not separately presented and construction costs related to concessions were capitalized within property, plant and equipment.  As a result, our chief operating decision maker did not review the results of this business.  Following our conversion to IFRS, our chief operating decision maker decided to continue to exclude the construction results from the internal reporting of our revenues and expenses, thus not basing their decisions on discrete financial information for that business.  Consequently, the business did not qualify as an operating segment under IFRS 8.  Nonetheless, after our conversion to IFRS and for IFRS financial statement purposes only, we started to record such results separately as construction revenue and costs under IFRIC 12.  Although such information is available discretely, however, it is not analyzed by our chief operating decision maker as such and is not the basis for operational decisions.

We set forth below a description of our activities.

Wholesale Operations

Wholesale Water Services

We provide water services on a wholesale basis to five municipalities located in the São Paulo metropolitan region (Guarulhos, Mauá, Mogi das Cruzes, Santo André and São Caetano do Sul).  Agreements to provide water services on a wholesale basis must comply with the Basic Sanitation Law, which designates these services as “interdependent activities” and regulates each stage of the service.  The law requires that the service be supervised by an independent agency, stipulates registration of the cost of the service, and requires assurance of payment among the several service providers in order to continue the provision of the services, in accordance with the rules to be published by ARSESP.  Our agreements currently comply with the provisions of the Basic Sanitation Law.  In 2016, the revenues from wholesale water services were R$90.9 million.

The Brazilian courts are entitled to obligate us to continue to supply water to these municipalities, even when we have not received payments due to us.  If they do not pay, we have no way of ensuring that negotiations with these municipalities or legal action taken against them will result in payments being made.  For example, the municipalities of Santo André, Guarulhos and Mauá owe us significant sums in respect of water that we have been providing to them on a wholesale basis.   For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—We may face difficulties in collecting overdue amounts owed to us by municipalities to which we provide water on a wholesale basis and municipal government entities”.  We have intensified the process of collecting these sums and other amounts using the Single Registry of Debtors of São Paulo (Cadastro Único de Devedores de São Paulo), or State CADIN, and we executed Protocols of Intentions with Santo André, Guarulhos and Mauá in late 2015 and early 2016 seeking to resolve the outstanding amounts and restore normal commercial relations with them. The negotiations with Mauá and Santo André broke down in June 2016, and the Protocol of Intentions was terminated. The negotiations with Guarulhos also ended in August 2016, but we executed a new Protocol of Intentions with Guarulhos on April 10, 2017 and with Santo André on May 11, 2017, both with the same aim as the Protocols of Intentions previously terminated.

Wholesale Sewage Services

Currently, we provide sewage services on a wholesale basis to the municipalities of Mauá, Mogi das Cruzes, Santo André and São Caetano do Sul.  We also provided these services to the municipality of Diadema, but in March 2014, we executed a contract to resume direct supply of water and sewage services to the municipality of Diadema.  Our agreement with Santo André for these services was executed with the intervention of the Public Prosecution Office.  Our agreements with the other municipalities resulted from our environmental efforts and municipal authorities’ awareness of environmental issues.  Through these agreements, in 2016 we treated approximately 35.6 million cubic meters of sewage from these municipalities.  We believe this illustrates our commitment to social and environmental responsibility.  In 2016, our revenues from wholesale sewage services were R$36.2 million.

In December 2008, we entered into a five‑year agreement for the collection and treatment of 20% of the sewage generated by the city of Guarulhos.  We have not yet started to provide these services, and they will only be able to commence when the works on linking the Guarulhos sewage to our sewage system are finalized. These works are the responsibility of the Guarulhos sanitation company, which as of December 31, 2016 had not yet carried out the necessary works.

Water Operations

Our supply of water to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to our customers’ premises.  In 2016, we produced approximately 2,696.2 million of cubic meters of water.  The São Paulo metropolitan region (including the municipalities to which we supply water on a wholesale basis) currently is, and has historically been, our core market, accounting for approximately 69% of water invoiced by volume in 2016.

In the rainy season from October 2015 to March 2016 rainfall returned to historical averages and water levels in the reservoirs that provide water to the São Paulo metropolitan region, our largest market, increased.  The reduction in the volume of water produced in 2015, as compared to 2014, is a result of the water crisis that affects our area of operation.  For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business:  The measures we took to mitigate the effects of the drought that occurred in 2014 and 2015 resulted in a significant decrease in the volume of water billed and revenues from services we provide and, despite the discontinuation in May 2016 of the measures that were used to face the drought, new consumption habits were incorporated and the volume of water billed and revenues from services we provide continued to be impacted by those measures. “ and “—The  Water Crisis”.  The following table sets forth the volume of water that we produced and invoiced for the periods indicated:

	Year ended December 31,
	2016	2015	2014
	(in millions of cubic meters)
Produced:
São Paulo metropolitan region	1,888.8	1,679.4	2,001.1
Regional Systems	807.4	787.2	839.3
Total	2,696.2	2,466.6	2,840.4
Invoiced:
São Paulo metropolitan region	1,136.7	1,084.3	1,172.4
Wholesale	227.4	215.5	256.8
Regional Systems	626.2	613.9	639.4
Total	1,990.3	1,913.7	2,068.6

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

In order to supply water to the São Paulo metropolitan region, we rely on 20 reservoirs of non‑treated water and 224 reservoirs of treated water, which are located in the areas under the influence of the eight water producing systems comprising the interconnected water system of the São Paulo metropolitan region.  The total capacity of the water sources available for treatment in this area is 75.5 m³/s, not including an additional 6.5 m³/s resulting from the emergency construction work conducted by us in 2014 and 2015.  Total current installed capacity is 75.8 m³/s and can be distributed to the São Paulo metropolitan region.  Average verified production for the interconnected water system of the São Paulo metropolitan region was 58.5 m³/s during 2016.  The Cantareira, Guarapiranga and Alto Tietê systems produce 81.4% of the water we distributed in the São Paulo metropolitan region in 2016.

In 2016, the Cantareira system accounted for 37.6% of the water that we supplied to the São Paulo metropolitan region (including the municipalities to which we supplied water on a wholesale basis), which represented 69.7% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure) for the year.  For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to risks associated with the provision of water and sewage services”.

For further information on droughts see “Item 3.D Risk Factors—Risks Relating to Our Business— The measures we took to mitigate the effects of the drought that occurred in 2014 and 2015 resulted in a significant decrease in the volume of water billed and revenues from services we provide and, despite the discontinuation in May 2016 of the measures that were used to face the drought, new consumption habits were incorporated and the volume of water billed and revenues from services we provide continue to be impacted by those measures.” and “—The Recent Water Crisis”.

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

The following table sets forth the water production systems from which we produce water for the São Paulo metropolitan region:

	Production Rate(1)
	2016	2015	2014
	(in cubic meters per second)
Water production system:
Cantareira	22.0	14.1	23.7
Guarapiranga	13.9	14.9	14.2
Alto Tietê	11.7	12.1	13.8
Rio Claro	3.8	3.9	3.9
Rio Grande (Billings reservoir)	4.9	5.0	4.8
Alto Cotia	1.2	0.9	0.9
Baixo Cotia	0.9	1.0	0.8
Ribeirão da Estiva	0.1	0.1	0.1
Total	58.5	52.0	62.2

  (1)  Average of the twelve months ended December 31, 2016, 2015 and 2014.

The Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê system are owned by other companies controlled by the State.  In the cities of the interior region of São Paulo, our principal source of water consists of surface water from nearby rivers and from wells.  For additional information on the Alto Tietê system, see “Item 7.B. Related Party Transactions—Transactions with the State of São Paulo—Agreements with the State”.

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events.  We installed 200.2, 226.0 and 231.5 thousand new water connections in 2016, 2015 and 2014, respectively.  The interconnected water system of the São Paulo metropolitan region serves 30 municipalities, of which 25 are operated directly by us under this system.  Through this system, we serve the other five municipalities on a wholesale basis, whereas distribution is the responsibility of other companies or departments related to each municipality.

In order to reach the final customer, the water is stored and transported through a complex and interconnected system.  This water system requires permanent operational supervision, engineering inspection, maintenance, and quality monitoring and measurement control.

To ensure the continuous provision of regular water supply in the São Paulo metropolitan region, we intend to invest R$13.9 billion from 2017 to 2021 to increase our water production and distribution capacities as well as to improve the water supply systems.  In 2016, our total investment in water supply systems amounted to R$2.6 billion, of which R$2.4 billion were invested in the São Paulo metropolitan region.

Water Treatment

We treat all water at our water treatment facilities prior to dispatching it to our water distribution network.  We operate 237 treatment facilities, of which eight are a part of the Metropolitan Production System—located in the São Paulo metropolitan region and account for approximately 70% of all water we produced in 2016.  The type of treatment used depends on the nature of the source and quality of the untreated water.  For example, water abstracted from rivers requires more treatment than water drawn from groundwater sources requires.  All of the water we treat receives fluoridation treatment.

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

The following table sets forth the total number of kilometers of water pipes and water transmission lines and the number of connections in our network as of the dates indicated:

	As of December 31,
	2016	2015	2014
Water distribution pipes and water transmission lines (in kilometers)	73,015	71,705	70,800
Number of connections (in thousands)	8,654	8,420	8,210

More than 90% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride, or PVC.  Distribution pipes at customers’ residences typically are made from high‑density polyethylene tubing.  Our water transmission lines are mostly made of steel, cast iron or concrete.

As of December 31, 2016, our water distribution pipes and water transmission lines included:  (i) 37,760 kilometers in the São Paulo metropolitan region; and (ii) 35,255 kilometers in the Regional Systems.

As of that date, we had 408 storage tanks in the São Paulo metropolitan region with a total capacity of 2.2 million cubic meters, and 1,998 storage tanks in the Regional Systems.  Furthermore, we had 462 treated water pumping stations in the São Paulo metropolitan region aqueduct system, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

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

The following table sets forth projected new water connections for the periods indicated in thousands:

	in thousands
	2017	2018	2019	2020	2021	2017 – 2021
São Paulo metropolitan region	120	107	102	97	88	514
Regional Systems	65	61	62	58	55	301
Total	185	168	164	155	143	815

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

Using this calculation method, as of December 31, 2016, we experienced 359 liter/connection per day of water loss in the São Paulo metropolitan region and 230 liter/connection per day in the Regional Systems, averaging 308 liter/connection per day.  We have a Corporate Program for Reduction of Water Loss in place that aims to reduce total water loss to around 280 liters/connection per day, Water Billed Loss Index to 16.9% and the Water Metered Loss Index to 29.9% by 2020.  Nonetheless, on account of the drought, the negative impacts on our revenue during 2015 and the necessity to prioritize investing in the expansion of water availability, the scope and the goals of our Corporate Program for Reduction of Water Loss are under revision.

In order to continue to supply water to the population despite its low availability, one of the measures that we adopted was to further reduce water pressure across our network of operation.  Insomuch as the utilization of water sources, real water loss (water physically lost, which corresponds to about 65% of the Water Metered Loss Index) fell from 22.2% in December 2008 to 21% in December 2016.  This reduction is not only the result of initiatives to combat water loss including, for example, strengthening our supply systems’ “pressure management”, but it can also be attributed to atypical and temporary operations.

For more information on the measure we have adopted to confront the water crisis, see “—The Recent Water Crisis”.

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

Water quality is monitored at all stages of the distribution process, including at the water sources, water treatment facilities and in the distribution network.  We have 15 regional laboratories, one central laboratory, and laboratories located in all water treatment facilities that monitor water quality, as required by our standards and those set by law.  Our laboratories analyze an average of 64 thousand samples per month on distributed water, with samples collected from residences.  Our central laboratory located in the city of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods as well as heavy metals analysis by  atomic absorption technique.  Our central laboratory and 13 of our regional laboratories have obtained the ABNT NBR ISO IEC 17025 accreditation (accreditation for general requirements for the competence of testing and calibration laboratories) awarded by the National Institute of Metrology, Quality and Technology, or INMETRO.

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

Sewage Operations

We are responsible for the collection, removal, treatment and final disposal of sewage.  As of December 31, 2016, we collected approximately 81% and 84% of all the sewage produced in the municipalities in which we operate in the São Paulo metropolitan region and in the Regional Systems, respectively.  During 2016, we collected approximately 82% of all the sewage produced in the municipalities in which we operated in the state of São Paulo.  We installed 236.6 thousand, 226.1 thousand and 244.3 thousand new sewage connections in 2016, 2015 and 2014, respectively.

Sewage System

The purpose of our sewage system is to collect and treat sewage and to adequately dispose of the treated sewage.  As of December 31, 2016, we were responsible for the operation and maintenance of 50,097 kilometers of sewage lines, of which approximately 26,182 kilometers are located in the São Paulo metropolitan region and 23,915 kilometers are located in the Regional Systems, respectively.

The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated:

	As of December 31,
	2016	2015	2014
Sewage lines (in kilometers)	50,097	48,774	47,992
Sewage connections (in thousands)	7,091	6,861	6,660

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

The public sewage system operated by us was structured in order to receive, in addition to household effluents, a portion of non-domestic effluents (such as industrial sewage and sewage from other non‑domestic sources) for treatment together with household effluents.  Non-domestic effluents have characteristics that are qualitatively and quantitatively different from household effluents.  As a result, the discharge of non-domestic effluents into the public sewage system is subject to compliance with specific legal demands with the purpose of protecting the sewage collection and treatment systems, the health and safety of operators and the environment.  The current environmental legislation establishes standards for the discharge of these effluents into the public sewage system and stipulates that such effluents be subject to pretreatment.  These standards are defined in State Decree No. 8,468/1976.

Before the discharge is permitted, we carry out acceptance studies that assess the capacity of the public sewage system to receive the discharge as well as the compliance with regulations.  Upon the conclusion of these studies, the technical and commercial conditions for receiving the discharge are established, which are then formalized in a document signed by us and the effluent producer.  Failure to comply with these conditions can lead to the application of penalties by us.  In extreme cases, the State of Sao Paulo Environmental Agency (Companhia Ambiental do Estado de São Paulo), or “CETESB”, is notified in order for the applicable measures to be taken.  Effluents from our treatment facilities must comply with limitation guidelines for release of effluents into receiving water bodies.  Additionally, the quality of the water in the receiving water body must not be impaired by the release of such effluents, as established by State Decree No. 8,468/1976 and Conama Resolution No. 357/2005, as amended by Conama Resolution No. 430/2011.

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

Unlike the São Paulo metropolitan region, the interior region of São Paulo State does not generally suffer obstructions caused by sewage system overload.  The coastal region, however, experiences obstructions in its sewage lines primarily due to infiltration of sand, especially during the rainy season in the summer months.  In addition, the sewage coverage ratio in the coastal region is lower than in the other regions served by us, at approximately 76% as of December 31, 2016.

New sewage connections are made on substantially the same basis as connections to water lines:  we assume the cost of installation for the first 20 meters of sewage lines from the sewage network to all customers’ sewage connections and the customer is responsible for the remaining costs.

The following table sets forth projected new sewage connections for the periods indicated:

	2017	2018	2019	2020	2021	2017‑2021
	in thousands
São Paulo metropolitan region	114	142	148	156	156	716
Regional Systems	86	84	87	84	78	419
Total	200	226	235	240	234	1,135

Sewage Treatment and Disposal

In 2016, approximately 61% and 98% of the consumer units of the sewage services used our sewage treatment system in the São Paulo metropolitan region and the Regional Systems, respectively, or 74% of the consumer units of our sewage services in the state of São Paulo, was connected at our treatment facilities and afterwards discharged into receiving water bodies such as rivers and the Atlantic Ocean, in accordance with applicable legislation.  Though we have not yet reached full coverage of sewage collection and treatment services in the regions were we operate, we are making efforts to reach this goal.

We currently operate nine ocean outfalls and 539 sewage treatment facilities, of which the five largest, located in the São Paulo metropolitan region, have treatment capacity of approximately 18 cubic meters of sewage per second.

In the São Paulo metropolitan region, the treatment process used by most treatment facilities is the activated sludge process.

Sewage treatment in the Regional Systems will vary according to the particularities of each area.  In the interior region of São Paulo State, treatment consists largely of stabilization ponds.  There are 435 secondary treatment facilities in the interior region of São Paulo State that have treatment capacity of approximately 15 cubic meters of sewage per second.  Similar to our disposal process for treated sewage collected in the São Paulo metropolitan region, the majority of sewage collected in the coastal region receives treatment and disinfection and is then discharged into rivers and also into the Atlantic Ocean through our ocean outfalls, in accordance with applicable legislation.  We have 80 sewage treatment facilities in the coastal region.

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

Sludge Disposal

The generation of sludge is inherent to the sanitation cycle.  The treatment of water and sewage produces residue which needs to be disposed of appropriately to prevent harm to the environment.  Sludge removed from the treatment process typically contains water and a very small proportion of solids.  We use filter presses, belt presses, drying beds and centrifugation machines, among other processes, to abstract the water from the sludge.

Sludge disposal must comply with State and Federal law requirements, such as Resolution No. 375/2006 of the CONAMA, Federal Law No. 12,305/2010, Federal Decree No. 7,404/2010, State Law No. 12,300/2006 and State Decree No. 54,645/2009.

Currently, the sludge generated through our activity goes mainly to landfills.  In turn, we treat the leachate generated in these landfills.

Current legislation and the population at large demand advances in the search for alternative technologies that minimize the generation of and find beneficial uses for sludge.  In light of these demands, we work on several fronts, seeking innovative approaches to the destination and final disposal of sludge.

Part of the R$11.9 million invested in research and development in 2016 was used for approached to the disposal and beneficial use of sludge, in order to meet the Principles for Cleaner Production.  Our agreement with the São Paulo State Foundation for Research Support (Fundação de Amparo à Pesquisa do Estado de São Paulo), or “FAPESP”, enables us to develop projects that make beneficial use of sludge to help recover degraded areas, cover landfills and yield sand for construction works.

Additionally, using financing from the Financiadora de Estudos e Projetos (“FINEP”), we are also developing two other innovating projects aiming to reduce the disposal of sludge in landfills.  The first project uses a gasification system that uses specialist technology to transform sludge from treatment stations into a solid product, weighing 5% of its initial weight, which can be re-used in construction work.  The second project consists of a waste dryer that uses highly mechanized and automated processes, drawing on solar energy, to reduce up to 70% of waste volume.

Principal Markets in Which We Operate

As of December 31, 2016, we operated water and sewage systems in 366 of the 645 municipalities in the state of São Paulo.  In addition, we currently supply water on a wholesale basis to five municipalities located in the São Paulo metropolitan region with a total population of approximately 3.0 million people.

The following table provides a breakdown of gross revenues from water supply and sewage services by geographic market for the years indicated:

	Year ended December 31,
	2016	2015	2014
	(in millions of R$)
São Paulo metropolitan region	7,749.7	6,021.9	6,235.3
Regional Systems	3,372.5	2,924.9	2,670.1
Total	11,122.2	8,946.8	8,905.4

The following table provides a breakdown of gross revenues from water supply and sewage services by category of activity for the years indicated:

	Year ended December 31,
	2016	2015	2014
	(in millions of R$)
Water supply	6,090.7	5,045.5	4,896.7
Sewage services	5,031.5	3,901.3	4,008.7
Total	11,122.2	8,946.8	8,905.4

Competition

In the state of São Paulo, there are 279 municipalities that operate their own water and sewage systems and that collectively have a total population of approximately 16.4 million, or approximately 38% of the population of the state of São Paulo.

The competition for municipal concessions arises mainly from the municipalities, as they may resume the water and sewage services that were granted to us and start providing these services directly to the local population.  In this case, the municipal governments would be required to indemnify us for the unamortized portion of our investment.  See “—Risk Factors—Risks Relating to Our Business—Municipalities may terminate our concessions before they expire in certain circumstances”.  In the past, municipal governments have terminated our concessions agreements before the expiration date.  Furthermore, municipal governments have tried to expropriate our assets in an attempt to resume the provision of water and sewage services to local populations.  See “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.  We negotiate expired concession agreements and concession agreements close to expiration with the municipalities in an attempt to maintain our existing areas of operations.  In the state of São Paulo we face competition from private and municipal water and sewage service providers.

In recent years, we have also experienced an increasing level of competition in the market of water supply to industrial customers.  Several large industrial customers located in municipalities we serve use their own wells to meet their water needs.  In addition, competition for the disposal of non‑residential, commercial and industrial sludge in the São Paulo metropolitan region has increased in recent years as private companies offer stand‑alone water treatment solutions inside the facilities of their customers.  We have also established new tariff schedules for commercial and industrial customers in order to assist us in retaining these customers.  Since these fixed demand agreements (take-or-pay contracts) with certain of our industrial customers were not covered by our bonus program, until April 2016, we suspended the fixed demand requirement in order to encourage lower water consumption.  In May 2016, we reinitiated the fixed demand requirement, and the volumes of those contracts were revised according to clients’ new consumption profiles.  We started 2016 with 528 formal contracts and, after revision of the charge and volume, ended the year with 466 contracts.  62 contracts were terminated because they did not meed the minimal amount required.  Of the remaining 466 contracts, 10 were entered into in 2016.  For more information about the water crisis, see “—The Recent Water Crisis”.  For more information on Take-or-pay Contracts see “—Tariff Structure—Fixed Demand Agreements (Take-or Pay)”.

Billing Procedures

The procedure for billing and payment of our water and sewage services is largely the same for all customer categories.  Water and sewage bills are based upon water usage determined by monthly water meter readings.  Larger customers, however, have their meters read every 15 days to monitor consumption and thus avoid water loss resulting from leakeages.  Sewage billing is included as part of the water bill and is based on the water meter reading.

The majority of the bills for water and sewage services are delivered to our customers in person, mainly through independent contractors who are also responsible for reading water meters, although a proportion of clients got, for convenience purposes, to receive their bill through regular mail.  Water and sewage bills can be paid at some banks and other locations in the state of São Paulo.  These funds are paid over to us after deducting average banking fees ranging from R$0.29 to R$1.27 per transaction for collection and remittance of these payments.  Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine.  We generally charge a penalty fee and interest on late bill payments.  In 2016, 2015 and 2014, we received payment of 93.0%, 90.4% and 94.6%, respectively, of the amount billed to our retail customers, and 93.0%, 90.2% and 94.3%, respectively, of the amount billed to those customers other than State entities, within 30 days after the due date.  In 2016, 2015 and 2014, we received 97.2%, 96.2% and 101.1%, respectively, of the amount billed to the State entities.  Amounts in excess of 100.0% reflect our recovery of amounts billed in prior years.  With respect to wholesale supply, in 2016, 2015 and 2014, we received payment of 74.1% 43.8% and 32.8%, respectively, of the amount billed within 30 days.

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

Tariffs

Tariff adjustments follow the guidelines established by the Basic Sanitation Law and ARSESP.  The guidelines also establish procedural steps and the terms for the annual adjustments.  The adjustments have to be announced 30 days prior to the effective date of the new tariffs, which previously would take effect in September.  Pursuant to the most recent tariff revision, both the base date and future adjustments took place in April. In addition, on January 19, 2017 ARSESP released Deliberation nº 706, which divided the Second Ordinary Tariff Revision process into two parts. The first part is expected to end in June 2017, and the second part is expected to end in April 2018.

Tariffs have historically been adjusted once a year and for periods of at least 12 months.  See “—Government Regulations Applicable to our Contracts—Tariff Regulation in the State of São Paulo” for additional information regarding our tariffs.

With the publication of the Basic Sanitation Law, Federal Law No. 11,445/2007, states have been required to establish independent regulators responsible for the regulation of basic sanitation services, including tariff regulation.  To exercise this assignment, the State of São Paulo enacted State Law No. 1,025/2007, which established ARSESP, which regulates and supervises the services we provide to the State and also to the municipalities that have agreed to its jurisdiction.  The guidelines by which we readjust our tariffs are defined pursuant to State Decree No. 41,446/1996, which was ratified by Federal Law No. 11,445/2007 and regulated by by resolutions issued by ARSESP.

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

In addition, in 2011, the municipalities located in the hydrographic basins of the Piracicaba, Capivari and Jundiaí rivers created a consortium known as ARES/PCJ to regulate and supervise our activities in those areas, and for similar purposes, in November 2013 the Regulatory Agency of São Bernardo do Campo (AR/SBC) was created.  As a result of the creation of the ARES/PCJ, we are currently involved in legal proceedings in which ARES/PCJ is claiming that it has jurisdiction over the regulation and supervision of our activities in four municipalities (Piracaia, Mombuca, Santa Maria da Serra and Aguas de Sao Pedro). In 2016 we obtained a definitive favorable decision in the Piracaia proceeding.  However, as the debate continues in other processes, we cannot predict the outcome of this case or how it may impact our business.  See “Item 3.D. Risk Factor—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business”.

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

First Ordinary Tariff Revision

On November 1, 2013, ARSESP issued Resolution No. 435/2013 which authorized us to implement a tariff adjustment.  Initially, this adjustment considered an inflation rate of 6.2707% as measured by the IPCA for the period from August 2012 to July 2013.  From this number, ARSESP deducted the efficiency factor, or “X Factor”, of 0.4297% for the period, and this resulted in an adjustment of 5.8410%.  Additionally, ARSESP estimated the gain that we had with the preliminary tariff revision of 2.3509% beginning in April 2013, and this resulted in a further reduction of 0.9249% in the indicator.  Moreover, ARSESP also estimated our loss of 0.6538% resulting from the delay in the reposition of the IPCA and added that estimated amount.  The product of these estimations and considerations resulted in a linear increase of 3.1451% in tariffs beginning December 11, 2013.

In April 2014, ARSESP issued Resolution No. 484/2014 (further ratified by ARSESP Resolution No. 520/2014), which, among other things:  (i) established that, as of May 11, 2014, a tariff repositioning index of 5.4408% in relation to our tariffs at the time and an annual X Factor of 0.9386%, which will be deducted in the upcoming annual tariff adjustments, shall be applied to water services bills; (ii) allowed us to apply the repositioning index arising from the tariff revision at a more opportune future date, when we proceeded with a recalculation and monetary adjustment of the applicable amounts, in order to ensure our economic and financial balance, taking into account the atypical situation in our market due to the lack of rainfall and our measures to encourage water savings in order to ensure supply; (iii) established that the next annual tariff adjustments would occur on the following dates:  on April 11, 2015 and April 11, 2016, with the next tariff revision on April 11, 2017; and (iv) ratified the readjustment rules set forth on Resolution No. 406/2013 and updated the X Factor for the tariff cycle from 0.836% to 0.9386%.  The tariff structure was in place with respect to our services until the new structure was approved by ARSESP and implemented.  Considering what was established by Resolution No. 484/2014, we decided to postpone the application of the repositioning index to an opportune date no later than the end of December 2014.

ARSESP Resolution No. 520/2014, published on November 27, 2014, authorized us to implement a final tariff revision as of December 27, 2014 with a repositioning index of 6.4952%.  This percentage corresponds to the index of the 5.4408% tariff revision increase already granted as a result of the conclusion of the tariff revision, approved by ARSESP Resolution No. 484/2014 of April 10, 2014, and an additional 1% index, accrued to the index for partial compensation regarding the postponement of the tariff revision application.  This additional 1% index may be revised or supplemented after ARSESP analyzes data related to our loss in revenue on account of the application postponement.

Water Consumption Reduction Incentive Program and Contingency Tariff

ARSESP Resolution No. 469, published in February 2014, authorized us to adopt a Water Consumption Reduction Incentive Program for consumers whose consumption of water was reduced by 20% in comparison with their consumption in the period from February 2013 through January 2014.

In April 2014, the incentive program was extended for the entire São Paulo metropolitan region until the end of 2014 or until the water level in the reservoirs normalized.  In May 2014, the incentive program was extended to the municipalities we served in Piracicaba, Capivari and the Jaguari River Basin in the Cantareira System catchment area, and remained in effect for invoices issued between June and December 2014.  This latter extension of the incentive program was suspended on April 17, 2015.

In October 2014, we implemented changes to the discount ranges in the bonus program:  (i) customers who reduced their water consumption by 10-15% became entitled to a 10% discount on their service bill; (ii) customers who reduced their water consumption by 15-20% became entitled to a 20% discount; and (iii) customers who reduced their water consumption by 20% or more became entitled to a 30% discount.

ARSESP Resolution No. 536, published in December 2014, authorized us to extend the Water Consumption Reduction Incentive Program until the earlier of either the end of 2015 or the date on which levels in the reservoirs normalizes.

In December 2015, we requested ARSESP to ratify the continuity and update of the Water Consumption Reduction Incentive Program through the Bonus grant to the Water and Sewage Bill, as well as the continuity of the Contingency Tariff. In response, ARSESP published the following 2 resolutions:

                    I.            Resolution No. 614/2015, published in December 2015, authorized the extension until December 31, 2016, or until hydrological conditions become more predictable, of the effects of ARSESP Resolution No. 545/2015, maintaining the current rules and conditions for the application of the contingency tariff by us envisaged in Resolution No. 545/2015; and

                  II.            Resolution No. 615/2015, also published in December 2015, authorized the extension of the Water Consumption Reduction Incentive Program until December 31, 2016, or until hydrological conditions become more predictable, and updated of the reference consumption value used to determine when discounts should be offered to our customers.  Prior to this resolution, the reference consumption value by which we calculated the discounts was the average consumption of our customers in the period between February 2013 and January 2014.  As of December 2015, we modified the reference consumption value, which was set at 78% of the prior reference consumption value.  The updated reference consumption value began to be applied to our customers’ bills as of February 1, 2016.  The bonus ranges of 10%, 20% and 30%, were maintained, following the rules of our discount (bonus) program which established that if a client consumes 10% less water during a certain period compared to his reference consumption value, he will obtain a discount of 20% in his water bill, and if the client consumes 20% less water, he obtains a discount of 30%.

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

Extraordinary Tariff Revision

In March 2015, we filed a request with ARSESP for an extraordinary tariff revision due to the decline in the volume of water billed because of the water crisis and the unforeseen increase in electricity tariffs.  After analyzing our request and receiving opinions through public consultations, ARSESP published Resolutions No. 560/2015 and No. 561/2015:

I.             Resolution No. 560/2015, published May 4, 2015, authorized a readjustment of 7.7875% on existing tariffs, which constituted of:  (i) an annual tariff readjustment for the year of 2015 of 7.1899%, calculated based on the 8.1285% variation in the IPCA in the period between March 2014 and March 2015, minus the efficiency factor of 0.9386%; and (ii) the additional adjustment of 0.5575% due to the postponement of the application of the Ordinary Tariff Review (the tariff review that adjusts tariffs according to inflation), authorized in May 2014 but only applied in December 2014, when it was partially compensated; and

II.            Resolution No. 561/2015, also published May 4, 2015, established the 6.9154% index of the Extraordinary Tariff Revision (the tariff revision we requested due to the decline in the volume of water billed due to the water crisis and the unpredicted increase in electricity tariffs)  of the Company, applicable to the tariffs authorized on this date by Resolution No. 550.  Both tariff adjustments, combined, resulted in the 15.24% index.  The new tariff values began apply on June 5, 2015.

Cancelation of Water Consumption Reduction Incentive Program and Contingengy Tariff

In March 2016, we filed with ARSESP a request to cancel the Water Consumption Reduction Incentive Program and the Contingency Tariff.  In response, ARSESP published on March 31, 2016, the following Resolutions:

                    I.            Resolution No. 640/2016, authorizing the cancellation of the Contingency Tariff, which was applied to water meter readings as of May 1, 2016; and

                  II.            Resolution No. 641/2016 authorizing the cancellation of the Water Consumption Reduction Incentive Program, which granted discounts to water and sewage bills.  This cancellation was applied to water meter readings as of May 1, 2016.

Second Ordinary Tariff Revision

The Second Ordinary Tariff Revision was originally expected to occur in April 2017.  To this effect, on October 15, 2016, ARSESP released Resolution No. 672/2016, after public consultation, establishing the methodology and criteria for the update of our regulatory asset base in the Second Ordinary Tariff Revision.

Due to delays in retaining a consulting company to advise ARSESP on the tariff revision and to the fact that it is impossible to predict when this consulting will be retained, ARSESP released Resolution No. 706/2017 on January 19, 2017. This deliberation divided the Second Ordinary Tariff Revision process into two parts, with the aim of ensuring that the tariff revision will take place in a timely manner. Before the adjustments described below, the first part was initially expected to conclude in June 2017. The second part is expected to conclude in April 2018.

This Resolution also set out the timeline for the conclusion of the first part of the revision, expected on June 10, 2017. Resolution No. 706/2017 was subsequently amended on April 26, 2017 by Resolution No. 720/2017 and the pending steps of the provisional timeline were pushed back to a later date. On May 10, 2017, we asked ARSESP to delay the ongoing tariff revision by 30 days in order for ARSESP to consider the proposals made in our technical report and for us to clarify our Business Plan as per ARSESP’s request. ARSESP accepted our request on May 11, 2017 in Resolution No. 722/2017, and announced it would release the updated timeline by May 19, 2017. The timeline below outlines the following steps for 2017 as a result of the later Resolution:

(i)	Submission of a Business Plan by us (submitted on January 31, 2017);
(ii)	Receipt by ARSESP of our historical data (submitted on March 1, 2017)
(iii)	Analysis of our Business Plan by ARSESP (submitted on March 31, 2017);
(iv)	Delivery of the Appraisal Report of the Regulatory Asset Base or RAB by us (submitted on March 31, 2017);
(v)	Validation of the RAB by ARSESP (deadline to be set by ARSESP by May 19, 2017);
(vi)	Development by ARSESP of the initial technical note with Preliminary Tariff P0 and Weighted Average Cost of Capital – WACC (deadline to be set by ARSESP by May 19, 2017);
(vii)	Opening of Public Consultation and Public Hearing – Preliminary Tariff P0 and WACC (deadline to be set by ARSESP by May 19, 2017);
(viii)	Analysis by ARSESP of the contributions received, development of the final Technical Note and Detailed Report – Preliminary Tariff P0 and WACC (deadline to be set by ARSESP by May 19, 2017); and
(ix)	Approval of the Final Technical Note, Detailed Report and Publication of the Resolution with the Preliminary Tariff P0 (deadline to be set by ARSESP by May 19, 2017).

The average maximum tariff (Final P0) will be disclosed and authorized by April 10, 2018.  The difference between the income generated with the tariff revision resulting from the first part of the revision (Preliminary Tariff P0) and the income that would have been generated with the final Tariff P0 implemented on April 10, 2018 will be compensated by April 10, 2018, when the definitive tariff is set.

Contract with the State and the City of São Paulo, dated June 23, 2010

With regard to the contract dated June 23, 2010, executed with the State and the city of São Paulo to regulate the provision of water and sewage services for the next 30 years, among other principal terms of this agreement, we must transfer 7.5% of our gross revenues, subtracting the COFINS and PASEP taxes and unpaid bills of publicly owned properties in the city of São Paulo, to the Municipal Fund for Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura), ARSESP issued the following resolutions:

•        In March 2013, ARSESP issued Resolution No. 407/2013, authorizing us to pass on to our consumers the 7.5% transfer to the Municipal Fund for Environmental Sanitation and Infrastructure, as defined by municipal legislation.  Pursuant to the Sewage and Water Supply Service Contracts, this charge must be considered in the tariff revision.

•        In April 2013, ARSESP issued Resolution No. 413/2013, which effectively suspended Resolution No. 407/2013 until the first tariff revision process is concluded, thereby postponing our authorization to pass on to our consumers’ service bill the charge for the Municipal Fund for Environmental Sanitation and Infrastructure.  The postponement of Resolution No. 407 was due to a request from the Government of the State of São Paulo to analyze, among other matters, methods of reducing the impact on consumers.

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

•         In December 2016, we concluded the first four-year revision of our contract with the city of São Paulo, which altered our service quality, investment and investment tracking targets.  However, the issue of the 7.5% charge was not discussed.

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

Despite not having a concrete date for the implementation of the new tariff structure, we are conducting a series of studies on a new structure that will be delivered to ARSESP.  Considering the various alterations that this new structure could bring about for the consumer, we plan to implement it over one or more tariff cycles.  To date, we cannot predict when we will be able to send our proposal to ARSESP or when implementation may start.

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

Fixed Demand Agreements (Take‑or‑Pay)

We established a new tariff schedule, effective May 2002, for commercial and industrial customers that consume at least 5,000 cubic meters of water per month and that enter into fixed demand agreements (take‑or‑pay) with us for at least one‑year terms, with the aim of retaining these industrial and commercial customers.  In October 2007, the minimum volume for entering into these agreements was reduced from 5.0 thousand cubic meters per month to 3.0 thousand cubic meters per month.  We believe this tariff schedule will help prevent our commercial and industrial customers from switching to the use of private wells.  Since 2008, we have been authorized by ARSESP to establish tariffs for non‑residential customers, such as industrial and commercial customers, that consume more than 3.0 thousand cubic meters per month, with a maximum tariff equal to the tariffs applicable to non‑residential customers that consume more than 50 cubic meters per month.  In 2010,ARSESP authorized a reduction in the minimum volume of consumption for customers that enter into fixed demand agreements with us to a minimum of 500 cubic meters per month.

In May 2016, we reinitiated the fixed demand requirement, and the volumes of those contracts were revised according to clients’ new consumption profiles.  We started 2016 with 528 formal contracts and, after revision of the charge and volume, ended the year with 466 contracts.  62 contracts were terminated because they did not meed the minimal amount required.  Of the remaining 466 contracts, 10 were entered into in 2016.  For more information about the water crisis, see “—The Recent Water Crisis”.

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

Sewage charges in each region are fixed and are based on the same volume of water charged.  In the São Paulo metropolitan region and the coastal region, the sewage tariffs are equal to the water tariffs.  In the majority of the municipalities of the interior region of the State of São Paulo, sewage tariffs are approximately 20.0% lower than water tariffs.  Wholesale water rates are the same for all municipalities served.  We also make available sewage treatment services to those municipalities in line with the applicable contracts and tariffs.  In addition, various industrial customers pay an additional sewage charge, depending on the characteristics of the sewage they produce.  Each category and class of customer pays tariffs according to the volume of water consumed.  The tariff paid by a certain category and class of customer increases progressively according to the increase in the volume of water consumed.  The first category (0-10) corresponds to the minimum fee that is charged to our customers for the consumption of water.  The following table sets forth the water and sewage services tariffs by (i) customer category and class; and (ii) volume of water consumed, charged in cubic meters during the years and period stated in the São Paulo metropolitan region:

Customer Category Consumption	As of May 12, 2016	As of June 4, 2015	As of December 27, 2014
Residential	(reais per m3)
Standard Residential:
0‑10(1)	2,24	2.06	1.79
11‑20	3,50	3.23	2.80
21‑50	8,75	8.07	7.00
Above 50	9,64	8.89	7.71
Social:
0‑10(1)	0,76	0.70	0.61
11‑20	1,31	1.21	1.05
21‑30	4,64	4.28	3.71
31‑50	6,62	6.10	5.29
Above 50	7,31	6.74	5.85
Shantytown (favela):
0‑10(1)	0,58	0.53	0.46
11‑20	0,66	0.61	0.53
21‑30	2,19	2.02	1.75
31‑50	6,62	6.10	5.29
Above 50	7,31	6.74	5.85
Non‑Residential
Commercial/Industrial/Governmental:	4,50
0‑10(1)	8,75	4.15	3.60
11‑20	16,76	8.07	7.00
21‑50	17,46	15.45	13.41
Above 50		16.10	13.97
Social Welfare Entities:
0‑10(1)	2,25	2.07	1.80
11‑20	4,37	4.03	3.50
21‑50	8,42	7.76	6.73
Above 50	8,74	8.06	6.99
Government entities that employ the Rational Use of Water Program (Programa de Uso Racional da Água – PURA), with reduction agreement:
0‑10(1)	3,37	3.11	2.70
11‑20	6,55	6.04	5.24
21‑50	12,61	11.63	10.09
Above 50	13,10	12.08	10.48

(1)  The minimum volume charged is for ten cubic meters per month.

In 2016, 2015 and 2014, the average tariff calculated for the Regional Systems was approximately 25% below the average tariff of the São Paulo metropolitan region.

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

The Basic Sanitation Law

The Basic Sanitation Law No. 11,445/2007, or “The Basic Sanitation Law”, went into effect on January 5, 2007, effectively substituting the PLANASA model, establishing nationwide guidelines for basic sanitation and seeking to create the appropriate solutions for the provision of basic sanitation considering the particular conditions in each state and municipality.  The Basic Sanitation Law also sought to facilitate the technical cooperation between the state and municipalities.

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

In addition, the Basic Sanitation Law defines the rules for the delegation of water and sewage services by the states and municipalities to contracted parties.  The Basic Sanitation Law also significantly amends Article 42 of the Concessions Law, which establishes the termination of concessions prior to the expiration date and the reversibility conditions for unamortized assets.  The amendment to Article 42 establishes that when a concession is terminated prior to its expiration date, the service provider must be compensated for unamortized assets, preferably through an amicable settlement between the parties defining the criteria for the calculation and payments of indemnity.  Federal Decree No. 7,217/2010, enacted on June 21, 2010, (as modified by Federal Decree No. 8,211/2014 of March 21, 2014) and Law No. 11,445/2007, Law no. 13,312/2016 implemented the first series of new principles under the Basic Sanitation Law, including the following:

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

•         when a regulated service is to be provided by different service providers, those providers must execute an agreement regulating their respective activities; and

•         the obligation to adopt environmental criteria that include, among other measures, individual management of water consumption per habitation unit.

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

Contracts for the Provision of Essential Basic Sanitation Services in Brazil

In Brazil, there are three federal legal regimes for contracting water and sewage services:  (i) public concessions, regulated by Law No. 8,987/1995, which require a prior public bidding process; (ii) administration of public services through cooperation agreements between the federal government and local public authorities at State and municipal level without the need for a public bidding process, regulated by the Public Consortia and Cooperation Agreement Law No. 11,107/2005; and (iii) public‑private partnerships, regulated by Law No. 11,079/2004, used to grant concessions to private companies to provide public services and used in relation to construction works associated with the provision of public services.

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

The main duty of CORSANPA was conducting studies for the creation of a regulatory agency for the basic sanitation industry and the presentation of legal and regulatory measures.  The completion of such duties resulted in the publication of supplementary Law No. 1,025/2007 of December 7, 2007, which created the São Paulo State Sanitation and Energy Regulatory Agency (Agência Reguladora de Saneamento e Energia do Estado de São Paulo), or “ARSESP”, and partially revoked Supplementary Law No. 7,750/1992.  Furthermore, Supplementary Law No. 1,025/2007 maintained CONESAN, as an advisory council to define and implement the state basic sanitation policy, and the State Sanitation Fund (Fundo Estadual de Saneamento) or“FESAN”.  FESAN is connected to the State Secretariat for Sanitation and Water Resources, and collects and manages resources that support State‑approved programs, as well as the development of technology, management and human resources and a sanitation information system, in addition to other support programs.

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

Rules Enacted by ARSESP

In 2009, ARSESP enacted rules regarding the following:

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

We are attentive to these regulatory changes, have been working toward meeting ARSESP’s requirements and recommendations, and have presented technical, legal and factual reasons for any conduct that ARSESP may find irregular.  As a result, we are subject to few regulatory infractions and to limited fines.  See “Risk Factors—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business”

Following the increase in the demand for regulatory work, we created a regulatory affairs department, which focuses on regulatory matters and has centralized communication with the regulatory agencies, driving business to the new regulatory regime and proposing matters in which we have an interest to ARSESP.

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

Our Current Concession Agreements

The current concessions are based on a standard form of agreement between us and the relevant municipality.  Each agreement received the prior approval of the legislative council of each municipality.  The assets comprising the existing municipal water and sewage systems are transferred from the municipality to us in order for us to provide the contracted services.  Until 1998, we acquired municipal concessions and the existing water and sewage assets in exchange for our common shares issued at book value.  Since 1998, we have acquired concessions and water and sewage assets by paying the municipality an amount equal to the present value of 30 years of estimated cash flows from the date of acquisition of the concession, assuming a discount of at least 12%.  For reference purposes, ARSESP has set the discount rate for our contracts at 8.06% since 2011.  However, this discount rate could change with the ongoing second tariff revision.  See “—Tariffs”.

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

As of December 31, 2016, we provided water and sewage services to 366 municipalities.  The majority of these concessions have 30‑year terms.  Due to court orders, we temporarily suspended our services in two other municipalities (Macatuba and Cajobi).  For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.  Between January 1, 2007 and December 31, 2016, we entered into agreements with 281 municipalities (including our services agreement with the city of São Paulo) in accordance with the Basic Sanitation Law, of which 3 were entered into in 2016.  As of December 31, 2016, these 281 municipalities accounted for 80.3% of our gross operating revenues (including revenues relating to the construction of concession infrastructure).  In addition to the contracts that have 30‑year terms, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP.  As of December 31, 2016, 54 of our agreements or concessions had expired but we continued to provide water and sewage services to these municipalities and were in negotiations to execute program agreements to substitute the expired concessions.  From January 1, 2017 through 2030, 34  concessions will expire.

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

The receivables owed to us by Mauá, due to the termination of the concession, total R$85.9 million and have not been recognized in our financial statements due to the uncertainty of our ability to collect them as of December 31, 2016.  Despite these developments, we currently supply water on a wholesale basis to Mauá.  In January 2016, the municipality of Mauá executed a Protocol of Intentions with us for the preparation of studies and evaluations aiming to resolve commercial relations and existing debts between the municipality and us.  However, the negotiations with Mauá ended June 2016.  We currently do not anticipate that other municipalities will seek to terminate concessions due to our close relationship with municipal governments, recent improvements in the water and sewage services we provide, and the obligation of the municipality to repay us for the return of the concession.  However, we cannot be certain that other municipalities will not seek to terminate their concessions in the future.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Municipalities may terminate our concessions before they expire in certain circumstances.  The indemnification payments we receive in such cases may be less than the value of the investments we made”.

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

There are some pending cases before the Brazilian Supreme Court regarding whether the right to execute concession and program agreements in metropolitan regions belongs to the states or to the municipal governments.  In February 2013, the Brazilian Supreme Court decided a pending case on this matter related to the state of Rio de Janeiro.  In its decision, a majority of the court held that the state of Rio de Janeiro must set up new entities to oversee the planning, regulation and auditing of basic sanitation services in its metropolitan region with the non-partisan participation of relevant municipalities.  The Brazilian Supreme Court has yet to clarify the effects and extension of its decision which modifies the ability of independent municipalities in metropolitan regions to exercise their constitutional competencies, including those related to the provision of basic sanitation services, due to public interest initiatives designed to provide adequate and continuous service to the residents of these municipalities.  The São Paulo metropolitan region accounted for 69.7% of our gross operating revenue in 2016 (excluding revenues relating to the construction of concession infrastructure) and including the formal agreement with the municipality of São Paulo.  We cannot predict how the shared management of these operations will be carried out in the São Paulo metropolitan region and other metropolitan regions we operate in or what effect it may have on our business, financial condition or results of operations.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business”.

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

The municipalities in which the hydrographic basins of the Piracicaba, Capivari and Jundiaí rivers are located created a consortium known as the Regulatory Agency of Sanitation Services for the Piracicaba, Capivari and Jundiaí River Basin (Agência Reguladora dos Serviços de Saneamento das Bacias dos Rios Piracicaba, Capivari e Jundiaí), or ARES-PCJ, in 2011 to regulate and supervise our activities in those areas, and for similar purposes, in November 2013 the Regulatory Agency of São Bernardo do Campo (AR/SBC) was created.  As a result of the creation of ARES/PCJ, we are currently involved in legal proceedings in which ARES/PCJ is claiming that it has jurisdiction over the regulation and supervision of our activities in four municipalities (Piracaia, Mombuca, Santa Maria da Serra and Aguas de São Pedro).  We cannot predict the outcome of this case or how it may impact our business.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business”.

The number of judicial disputes concerning the regulation and oversight of services in areas served by us and regulated by ARSESP has increased since 2012.  Agencies may continue to be created to regulate and oversee our services.

The Recent Water Crisis

Prior to 2014, we planned our supply of water to the São Paulo metropolitan region based on the water supply during the driest period on record, which was from 1953 to 1954.  However, water inflow to the Cantareira reservoirs throughout 2014 and most of 2015 was less than half the inflow recorded in 1953, the previous most critical year.  Consequently, the volume of water stored in the reservoirs in 2014 and 2015 declined significantly until September 2015, when the reservoirs once again held more water than 12 months previously for the first time since the beginning of the water crisis.  In the rainy season from October 2015 to March 2016 rainfall returned to historical averages and water levels in the reservoirs that provide water to the São Paulo metropolitan region, our largest market, increased.  At December 31, 2016, the reservoirs in the São Paulo metropolitan region contained 1.2 trillion liters of bulk water storage for treatment, compared to 703 billion liters as of December 31, 2015, including the technical reserve.  The average monthly water production in 2016 for the São Paulo metropolitan region was 58.5 cubic meters per second, or m³/s, compared to 52.0 m³/s in 2015, 62.2 m³/s in 2014 and 69.1 m³/s in 2013, the year before the water crisis started.

For more information on the water production systems which we use to produce water for the São Paulo metropolitan region, see “Item 4.B. Our Operations—Description of Our Activities—Water Operations—Water Resources”.

Cantareira System

The Cantareira System is located in the northern area of the São Paulo metropolitan region.  It uses water extracted from the PCJ River Basin and the Juqueri River Basin and consists of six reservoirs interconnected by a complex water network of tunnels and pipes, located along the municipalities of São Paulo, Mairiporã, Nazaré Paulista, Piracaia, Vargem, and Joanópolis.  The latter two are located on the border of the state of Minas Gerais, approximately 100 kilometers from the city of São Paulo.  Gravity forces the flow of water from one reservoir to another, and once the water reaches the Paiva Castro reservoir, located in the Juqueri River Basin, it is pumped to the Guaraú water treatment station.

Under normal conditions, this system supplies water to approximately 8.9 million people, with an average extraction of up to 33 m³/s to serve the São Paulo metropolitan region.  An additional 5 m³/s may be released to serve the metropolitan region of Campinas and Jundiaí, which is located downstream from the reservoirs.

Water Inflow to the Cantareira System

During the October 2013 – March 2014 rainy season rainfall and water inflow levels into the reservoirs reached the lowest stream flow measurements in over 80 years.  This drought persisted in the rainy season between October 2014 and March 2015.  During the October 2015 – March 2016 and during the October 2016 – March 2017 rainy season, the level of rainfall in the region returned to the normal levels expected for the period and water inflow levels consequently improved.

The table below sets forth water inflow (volume of water that flows into the reservoirs or natural inflow from the river basin), showing:  (i) historical average and minimum flows; (ii) 1953, previously the driest year on record; (iii) inflow during the 2013-2014, 2014-2015 and 2015-2016 hydrological years and; and (iv) inflow during 2016-2017 hydrological year (through March 2017).

	For the month of
	Oct.	Nov.	Dec.	Jan.	Feb.	March	April	May	June	July	Aug.	Sep.
	(in m³/s)
Water Inflow
Historical Average	30.6	35.0	53.1	70.9	73.9	66.9	48.4	38.4	35.3	28.8	24.5	25.6
Historical Minimum	14.0	14.0	21.8	26.9	27.6	28.1	24.7	19.9	16.5	13.9	12.0	11.8
Drought of 1953	17.5	26.0	31.5	26.9	34.5	29.8	34.6	23.8	20.7	17.6	16.3	16.2
2013/14	25.1	22.1	22.5	15.4	10.5	18.9	17.2	10.1	10.0	6.4	8.2	9.0
2014/15	5.2	8.8	16.0	11.5	40.7	42.6	18.1	14.0	16.2	11.3	5.8	18.3
2015/16	14.8	27.1	52.3	73.8	49.6	69.8	24.1	25.0	62.9	19.4	19.3	14.9
2016/17	24.2	29.5	30.2	76.0	36.4	36.9	24.3

As a result of the drought and low water volume in the Cantareira System, DAEE and ANA have regulated the volume of water we are permitted to extract from this system since March 2014.  The DAEE and ANA determine this amount based on levels of rainfall, water inflow, level of water in our reservoirs and the requests we make to extract water.  Based on this information, the DAEE and ANA inform us from time to time of the amount we are permitted to extract.  In February 2016, after average rainfall levels had returned, we received an authorization to extract 23 m³/s from the Cantareira System, which was an increase compared to the 13.5 m³/s we were authorized to extract for the majority of 2015, although still significantly less than the 33 m³/s in effect prior to February 2014.  Subsequently, we were authorized to extract 25 m³/s from September to November 2016, and 31 m³/s from December 2016 to May 2017.

The following table shows the volume of water stored in the systems that serve the São Paulo metropolitan region as of December 2014, March 2015, December 2015, March 2016, December 2016 and March 2017 at the end of the rainy season:

	For the month
	March 2017	December 2016	March 2016	December 2015	March 2015	December 2014	Total Storage Capacity
	(in millions of m3)
Cantareira	931.96	740.06	641.90	290.69	186.74	71.18	1,269.5*
Guarapiranga	135.40	123.62	150.01	147.12	145.81	69.57	171.19
Rio Grande	98.95	99.31	108.41	106.18	109.34	80.94	112.18
Rio Claro	13.98	11.30	14.02	9.71	5.96	4.51	13.67
Alto Tietê	314.60	248.08	247.94	135.55	130.91	69.63	573.81
Cotia	16.39	16.20	16.53	14.20	10.75	5.20	16.50

(*)           The Cantareira system’s total storage capacity is 982.0 million m³ available above the water intake level, plus 287.5 million m³ below the water intake level (known as the “technical reserve”).

            In order to continue to meet consumer demand in the São Paulo metropolitan region and reduce water production in the Cantareira system to the limits set by ANA and DAEE, we adopted the following measures from February 2014 to early 2016 to maintain continuous water supply:

•         use of treated water from other production systems to serve consumers originally supplied by the Cantareira system;

•         implementation of a bonus program and contingency tariff;

•         reduction of pressure in pipes in order to decrease leakage;

•         adjustment to the volume of treated water sold to municipalities that operate their own distribution network, due to the reduced availability of water; and

•         extraction of water from the technical reserve.

The first four measures resulted in significant water savings and helped to offset the reduced volume of water extracted from the Cantareira System.  The extraction of water from the technical reserve was critical to maintaining a continuous supply of water to the population.

With the return of historical average rainfall in the rainy season from October 2015 to March 2016, water levels for the São Paulo metropolitan region returned to normal and we gradually discontinued the measures that we had taken during the water crisis.

Using Water from Other Production Systems to Serve Consumers Originally Supplied by the Cantareira System

The Cantareira System is part of the Integrated Water Supply System (Sistema Integrado de Abastecimento de Água), or “SIM”, of the São Paulo metropolitan region together with another seven production systems that are interconnected through a system of large water mains known as the Metropolitan Water Main System (Sistema Adutor Metropolitano), or “SAM”.  The SAM transports treated water to regional reservoirs.  From there, treated water is distributed to the population through distribution networks.  This system serves approximately 20 million people.

Throughout the years, we have expanded the capacities of a number of SIM production systems and major  SAM water mains, which further integrated the systems and, among other things, allowed water to be transferred from different production systems to areas that, under normal conditions, would have been supplied by the Cantareira System.  The Alto Tietê and Guarapiranga systems contributed most to this process.

The Guarapiranga System, with a storage capacity of 171 billion liters, maintained favorable levels of water availability for the duration of the drought and was the system that supplied most water during the water crisis, serving an additional 1.4 million people in the south and southeast regions of the city of São Paulo who had previously been served by the Cantareira System.  As a result, the number of people served by the Guarapiranga System increased from 3.8 million before the water crisis to 5.2 million during the crisis.  As of December 31, 2016, the Guarapiranga System served a population of 4.0 million people.

Throughout 2014 and 2015, with the adoption of these measures, almost three million people who used to be served by the Cantareira System began to be served by other systems.  As of December 31, 2016, the Cantareira System served 7.6 million people, compared to 8.9 million people before the drought.

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

In April 2014, the incentive program was extended for the entire São Paulo metropolitan region until the end of 2014 or until the water level in the reservoirs normalized.  In May 2014, the incentive program was extended to the municipalities we served in Piracicaba, Capivari and the Jaguari River Basin in the Cantareira System catchment area, and remained in effect for invoices issued between June and December 2014.  This latter extension of the incentive program was suspended on April 17, 2015.

In October 2014, we implemented changes to the discount ranges in the bonus program:  (i) customers who reduced their water consumption by 10-15% became entitled to a 10% discount on their service bill; (ii) customers who reduced their water consumption by 15-20% became entitled to a 20% discount; and (iii) customers who reduced their water consumption by 20% or more became entitled to a 30% discount.

In December 2014, we extended the Water Consumption Reduction Incentive Program until the end of 2015 or until reservoir levels normalized, whichever was to occur first.

In December 2015, we modified our bonus program by updating the reference value used to determine the discounts.  Prior to this change, the reference value for the discounts was average consumption between February 2013 and January 2014.  In December 2015, we reduced the reference value to 78% of the prior reference value, applicable as of February 1, 2016.  The bonus ranges previously established were maintained.

On March 24, 2016, with the return of historical average rainfall and increased predictability of reservoir levels, we applied to ARSESP for cancellation our Water Consumption Reduction Incentive Program.  ARSESP approved this request on March 31, 2016, with effect on water meter readings recorded as of May 1, 2016.  There have been no further updates since that date.

Contingency tariff

In January 2015, ARSESP authorized us to implement a contingency tariff mechanism consisting of additions to water bills for customers who did not reduce consumption.  Under this contingency tariff mechanism, increases of up to 20% above average consumption result in a tariff increase of 40% and increases in consumption of more than 20% above average result in a tariff increase of 100%.

In December 2015, ARSESP authorized us to extend the contingency tariff, maintaining the current rules and conditions for its application, until December 31, 2016 or until inflows of water into our systems returned to predictable levels.

On March 24, 2016, with the return of historical average rainfall and increased predictability of reservoir levels, we applied to ARSESP for cancellation of the Contingency Tariff.  ARSESP approved this request on March 31, 2016, with effect on water meter readings recorded as of May 1, 2016.  There have been no further updates since that date.

Reducing Pressure in the Water Distribution Lines in order to Decrease Leakage

Reducing water pressure in water distribution lines through operational maneuvers is a routine measure taken by sanitation companies to reduce water losses.  We have been carrying out this measure in the São Paulo metropolitan region water supply network since 1997.

Due to the severity of the recent water crisis, during 2014 and 2015 we intensified measures to decrease water pressure in the water supply network.  As a result, some areas of the São Paulo metropolitan region temporarily had less water availability during part of the day and night.  The improvement of hydraulic and data transmission equipment allows us to monitor the volume of water used in a certain region in real time, remotely gauge existing pressure in the local water distribution line, and reduce the volume of water loss from leakages, mitigating any effects on water supply.

With the return of historical average rainfall beginning in October 2015, we returned to the normal pre-crisis policy of reducing pressure only at night starting in December 2015.

Adjusting the Volume of Treated Water Sold to Municipalities that Operate their own Distribution Network

One of the measures adopted to offset the decreased volume of water extracted from the Cantareira System was to reduce the volume of water transferred to municipalities located in the area covered by the Cantareira System that we serve on a wholesale basis.  The volume of water transferred was reduced by almost 2 m³/s.  As the situation improved, the volume of water provided to these municipalities was restored.

Extracting Water from the Technical Reserve

When our simulations indicated that the working volume of the Cantareira System would be depleted before the following rainy season, we obtained an authorization from ANA and DAEE to use part of the water from the Cantareira System’s technical reserve, which is water stored below the water intake level.

Water from the technical reserve had never been used before.  As a result, we built dams, water lines, water pipe facilities, and floating pumps to extract this water.  We began using the first layer of the technical reserve, totaling 187 billion liters of water, in mid-May 2014, and the second layer, totaling 105 billion liters of water, at the end of October 2014.  With the return of normal rainfall in the October 2015 – March 2016 rainy season, the technical reserve was fully restored in December 2015.

Emergency Projects and Projects Implemented to Meet the Water Demand of the São Paulo Metropolitan Region

In addition to the measures discussed above, we made and continue to make short and medium-term investments in projects to increase water availability, transfer water between different reservoir systems and expand water treatment production capacity.

By the end of the decade, our production of treated water is expected to expand by 8.6 m³/s with the completion of the São Lourenço Project. In addition, we expect an additional 13 m³/s to be available to our reservoirs through interconnections to other reservoirs in the state of São Paulo, which will be available to us if reservoirs levels once again become low. Completion of these projects will result in improved water security for the SIM.

The main projects include:

•

Alto Tietê System – transfer of an additional 1 m³/s from the Guaió River to the Taiaçupeva reservoir, in order to recover the reserve volume of the Alto Tiête System.  This project was concluded in June 2015.

•	Alto Tietê System – transfer of additional up to 4.0 m³/s from Rio Grande - Billings reservoirs to the Alto Tietê System. This project was concluded in September 2015.
•

Guarapiranga System – transfer of an additional 1 m³/s of which results from the expansion of the transfer capacity of the Billings reservoir to the Guarapiranga reservoir. This project was concluded in December 2015.

•

Interconnection of the Jaguari (Paraíba do Sul River Basin) and Atibainha (Cantareira System River Basin) reservoirs – the purpose of this project is to recover water levels and increase the water security of the Cantareira System.  The interconnection will increase water availability in the Cantareira System by 5.13 m³/s (annual average) to 8.5 m³/s (maximum) by transferring water from the Jaguari reservoir to the Atibainha reservoir.  Construction of the interconnection began in February 2016 and is expected to be completed in 2017.  For more information, see “—History and Development of the Company—Capital Expenditures Program”.

•

Alto Tietê System – transfer of an additional average 1.9 m³/s and up to 2.5 m³/s from the Itapanhaú river to the Biritiba reservoir, providing more volume to the Alto Tietê System.  This project is currently under development and is expected to be concluded in 2018.

•

Guaraparinga System – transfer of an additional 1 m³/s from the Alto Juquiá river to the Santa Rita Creek, in order to increase the volume of water in the Guarapiranga reservoir,  this project is currently under development.

•

Implementation of the São Lourenço Production System – this project was commenced in April 2014 and is expected to enter operations in 2018.  This system will have an average water treatment capacity of 6.4 m3/s.  For more information, see “—History and Development of the Company—Capital Expenditures Program”.

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

Marketing Channels

As of December 31, 2016, we were the concessionaire for the provision of water supply and collection, treatment and disposal of sewage services directly to end consumers for 366 municipalities in the state of São Paulo.  We also supply water on a wholesale basis to five municipalities located in the São Paulo metropolitan region.  It is the responsibility of these municipalities to then distribute the water to end consumers.  We provide sewage services to four of these municipalities.  Because of our distribution infrastructure, end consumers to whom we offer water services on a wholesale basis cannot alternatively acquire such services directly from us.  For more information on service concessions, see ”—Wholesale Operations”.

Energy Consumption

Energy is essential to our operations, and as a result we are one of the largest users of energy in the state of São Paulo.  In the year ended December 31, 2016, we used approximately 1.73% of the total energy consumption in the state of São Paulo.  To date, we have not experienced any major disruptions in energy supply.  Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of  operations or prospects.  Energy prices have a significant impact on our results of operations.  In 2016, we purchased approximately 49% of our total energy consumption in the “free market,” where we can more efficiently negotiate the supply of energy; and the remainder of our energy consumption comes from the Regulated Market.  Most of the energy produced in Brazil comes from hydroelectric power plants.

For more information on energy, see “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to risks associated with the provision of water and sewage services”.

Insurance

We maintain insurance covering, among other things, fire or other damage to our property and office buildings and third‑party liability.  We also maintain insurance coverage for directors’ and officers’ liability (D&O insurance).  We currently obtain our insurance policies by means of public bids involving major Brazilian and international insurance companies that operate in Brazil.  As of December 31, 2016, we had paid a total aggregate amount of R$5.2million in premiums.  In addition, we paid R$1.6million for a D&O insurance policy, covering R$4.1billion in assets, third‑party liabilities and D&O insurance.  We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption of our activities.  In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages.  We believe that we maintain insurance at levels customary in Brazil for our type of business.

Intellectual Property

Trademarks

We have secured registration of our logo and composite trademark (“Sabesp”) at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI. In addition, we have registered with the INPI several other trademarks, such as: “Sabesp Soluções Ambientais”, “Projeto Tietê”, “Programa Córrego Limpo”, “Programa Onda Limpa”, “Prol – Programa de Reciclagem do Óleo de Fritura”, “Revista DAE”, “Ligação Sabesp”, “Agente da Gente – Sabesp na Comunidade”, “PURA – Programa de Uso Racional da Água”, “Sabesp Inteligência Ambiental”, “Reúso de Água”, “Uso Racional da Água”, “Parque da Integração”, “Sabesp Semana do Meio Ambiente”, “Água Sabesp Aquífero Guarani”, “Água Sabesp Estação Cantareira”, “Contrato de Fidelização Sabesp”, “Esgoto não Domésticos Sabesp”, “PEA – Programa de Educação Ambiental – Sabesp”, “Sabesp Abraço Verde”, “Água de Reúso Sabesp”, “Eu Sou Guardião das Águas Sabesp Eu Não Desperdiço” and “Clubinho Sabesp”, which is a tool for environmental education directed to children through our website, and of its characters:  “SuperH2O”, “Gota Borralheira”, “Gotucho”, “Ratantan”, “Dr. Gastão”, “Cauã”, “Denis”, “Gabi”, “Iara”, “Sayuri”, and “Cadu”.

We have also filed applications with the INPI for registration of the following trademarks: “Programa de Recuperação Ambiental”, “Signos Sistema de Informação Geográfica no Saneamento”, “Signos Net Sistema de Informação Geográfica no Saneamento”, “Scorpion”, “Ecoposto Sabesp”, “Calculadora de Sonhos”, “Acertando suas contas com a Sabesp”, “Parque Sabesp Mooca”, “Parque Sabesp Butantã”, “Parque Sabesp Cangaíba”, and “Sistema de Suporte a Decisões Sabesp”.

Patents

We have a patent granted by the Instituto Nacional de Propriedade Industrial, or “INPI” for a constructive device in a building hydraulic simulator used for didactic purposes.  We have also filed patent requests for the following additional devices:

•           a biofilter odor control unit;

•           a device for the removal of supernatants in the treatment of sewage;

•           rotary devices used to clean water reservoirs transported by trucks with high-pressure hydrojetting systems;

•           a digital leakage detection system;

•           a chemical composition sensor, its fabrication process and use to measure pH in microfluid systems; and

•           a bubble removal system, autonomous microlaboratory and use of autonomous microlaboratory to monitor water qulity.

We are currently awaiting responses to our patent requests from the INPI.  While the requests are under consideration, we are granted the exclusive right to use these devices.

Software

We have adopted an internal policy that provides for an active and effective audit and prevention of unauthorized software.  We have acquired the software licenses for all our workstations.

We have also developed certain computer programs for management and control of water and sewage treatment facilities, as well as for third‑party services management, called “AQUALOG” (Control Water Treatment Plants), “SGL” (Bid Management System), “SCORPION” (Software to Operational Control), “Electronic Price Quotation” (Cotação Eletrônica de Preços), “PREGÃO SABESP ONLINE”, “SISDOC – Sistema de Controle de Documentos”, “Sistema de análise do comportamento metrológico de hidrômetros”, “Modelo padronizado de Laudo técnico‑MPLT”, “SGH ‑ hydrometry management system” (Sistema de Gestão de Hidrometria), “SIA – Sistema de Informações de Auditoria”, “CSI - Sistema Comercial:  Serviços de Informações”, “NETCONTROL – Sistema de Automação de Laboratórios de Controle Sanitário”, “SACE- Sistema de Atendimento Comercial Externo”, “SAN – Sistema de Apoio à Navegação”, “online software for managing specific articles published in the DAE magazine”,  “Painel de Bordo”, “COP - Online Control of Water Losses”, “Sistema de Gestão de Energia Elétrica – GEL”, “CADGEO”, “LIGGEO”, “Sistema de Gestão de Propriedade Intelectual” and “SOE – Sistema de Organização Empresarial”.

Among them, we highlight:

•         AQUALOG is a Brazilian software designed to monitor water treatment through the employment of artificial intelligence.  In 2001, we completed the first rendering of services based on the AQUALOG software to a third party with the automation of a water treatment plant in the city of Jaguará do Sul, State of Santa Catarina.  We have entered into an agreement to license the software to Sanesul, in the state of Mato Grosso do Sul and to Teuto’s drugs factory, in the city of Anapólis, state of Goiás.

•         SGL is an electronic price quotation system that allows us to view and control all bid and acquisition proceedings in real time.

•         CADGEO and LIGGEO are computer programs used to locate the water and sewage infrastructure in times of installation, maintenance or expansion in real time via satellite.

We have also registered all of these programs at the INPI.

Domain Names

We own the domain names described below which have been registered with the relevant entity in Brazil, Registro.br:

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

We have the following ongoing environmental management programs:

•         development of the Corporate Greenhouse Gas Management Program (Programa Corporativo de Gestão de Emissões de Gases de Efeito Estufa), in line with the guidelines from the São Paulo State Climate Change Policy (PEMC), including the preparation of inventories of greenhouse gases, totaling nine inventories concluded since 2007;

•         continuation of the actions set forth in the corporate programs for obtaining and maintaining environmental licenses and grants for the right to use water;

•         the implementation of the Environmental Education Program (PEA-SABESP), an important tool for the effectiveness of our sanitation activities, which propitiates connections with the communities we service through over a hundred environmental education projects.  The activities developed by the PEA are organized with the following objectives:  increment the intrinsic value of water; protect the environment; preserve the streams; improve the quality of the environment; valorize sanitation activities; valorize the conscious use of water; direct capacitation and production of guiding material;

•         Management of our institutional representation in the State and National Systems of Water Resources, including training of company representatives to participate in: (i) the creation of criteria for water usage charges, (ii) the monitoring of river basin plans (Planos de Bacias), (iii) review of water bodies’ classifications, and (iv) analysis of legislations regarding the protection of water sources;

•         implementation of the SABESP 3‑Rs Program (Programa SABESP 3Rs) for the reduction, re‑use and recycling of waste from administrative activities, in partnership with waste and recycling collecting cooperatives and which includes employee training enabling them to act as multipliers in the roll-out of the program;

•         the progressive implementation and maintenance of the Environmental Management System (EMS) in our water and sewage treatment stations.  The EMS is currently in place in 129 treatment stations, 35 of which are ISO 14001 certified.  There are perspectives of implementing the EMS in all stations by 2024, whereby the scope of 14001 certification may be expanded according to the strategy of the Business Units, which scope is evaluated annually by means of external audits. Since 2015, we have been working on the EMS with a mixed model, whereby the ISO 14001 standard is applied to the certified scope, while the other stations adopt their own environmental management model (named SGA-SABESP); and

•         in the development of our activities related to the execution of works and interventions, we go through a process of obtaining permits and environmental licenses, according to the current legislation. As a result of these processes, we undertake environmental compensation commitments. In order to meet our current and future obligations, we developed and are implementing a program that includes the planting and the maintenance of 1 million seedlings in the next ten years. The work has already started and is included within the context of the “Programa Nascentes” of the Government of the State of São Paulo. Currently, 213 thousand seedlings in the metropolitan region of São Paulo are being planted, with the prospect to hire immediately 100 thousand more seedlings in the interior region of the state of São Paulo. We also plan to plant further 300 thousand seedlings in the short and medium term also as part of the “Programa Nascentes”.

In addition to corporate environmental management initiatives, we have several projects and initiatives underway to benefit the environment by engaging the population at large.  In 2016, we invested R$21.0 million in environmental programs and projects directly concerned with the development and implementation of corporative environmental management programs as well as the Program for Rational Use of Water (Programa de Uso Racional da Água – PURA), among other environmental initiatives with a local scope executed by our Business Units.

Other investments and expenses associated with environmental protection are included in the total value of operational expenses and investments mentioned in this annual report, due to the direct relationship of our environmental activities with our overall purpose. For example, we have made, among others, significant investment in sewage, effluent monitoring, payment for the use of water in federal and state water bodies, maintenance of reserves in protected areas, environmental education actions.

Climate Change Regulations:  Reduction of Greenhouse Gases (GHG) Emissions

We are required to comply with laws and regulations related to climate change, including international agreements and treaties to which Brazil is a signatory.

The São Paulo State Climate Change Policy (Law No. 13,798/2009), enacted on November 9, 2009, and regulated by Decree No. 55,947 of June 24, 2010, aims to reduce global emissions of carbon dioxide by 20.0% by 2020 compared with 2005 levels.  Brazil’s Climate Change Policy (Law No. 12,187/2009), enacted on December 29, 2009 and regulated by Decree No. 7.390/2010 establishes a voluntary national commitment to reduce Brazil’s currently projected GHG emissions for 2020 by a percentage between 36.1% and 38.9%.  Such targets have not been established for the sanitation sector yet.  In this sense we are currently developing a Corporate Greenhouse Gas Management Program, aimed at reducing the amount of greenhouse gases released into the atmosphere, including the creation of an inventory to record releases of greenhouse gases.

In 2016, we concluded the corporate inventory of greenhouse gases for 2015, thus totaling nine inventories since 2007.  We noted that the trend observed in the previous inventories persists, specifically that activities regarding sewage collection and treatment remain our largest sources of greenhouse gas release, representing approximately 85% of total greenhouse gas release.  Electric energy represents approximately 12% and other activities represent approximately 3%.

We have projects in the research and development stages that entail using biogas generated in the treatment of sewage and recycling sewage sludge as a possible way to reduce the gases released in the treatment processes.  We also have initiatives to reduce our emission of greenhouse gases, such as the coverage of stabilization ponds and the implementation of composting systems.

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

Physical Effects of Extreme Weather Events

Since our financial performance is closely linked to climate patterns that influence the qualitative and quantitative availability of water, extreme weather conditions may cause adverse effects on our business and operations.  Long-term effects of extreme weather conditions cause significant alterations in the physical environment that may create unfavorable circumstances, which could affect the costs of services and tariffs.

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

In this context, our strategy calls for identifying mitigating actions and enlarging their coverage in the areas we operate in, as well as identifying opportunities to increase our effectiveness and to implement new technologies.  With regard to the risk of reduced water availability, we are working to adapt to a new scenario of water scarcity due to the risks associates with the effects of climate change through initiatives such as the Corporate Programs for Reduction of Water Loss, the Program for Rational Water Usage and the expansion of the planned reutilization of effluents for urban and industrial purposes, among others.

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

Charging for the use of water is under gradual implementation by the State of São Paulo, where the largest individual contributors are located, and it is a management tool of the Policy on Water Resources to promote the rational use of water and finance programs and actions established by the basin plans.  In 2016, we paid approximately R$43.0 million for the use of water resources.

Charging for the use of water from rivers of federal domain began in 2003 in the Paraíba do Sul basin, and charging for the use of water from rivers of state domain began in 2007 in the Paraíba do Sul, Piracicaba, Capivari and Jundiaí basins.  Subsequently, charges were implemented for the use of water from the Sorocaba, Baixo Tietê, Médio Tietê and Baixada Santista basins.  In 2014, charges were implemented for the use of water from the Alto Tietê River Basin, and in 2016, from the Tietê / Batalha, Tietê / Jacaré and Ribeira de Iguape River Basins.  It is probable that the same will occur in 2017 and 2018 in the other river basins of the State of São Paulo.

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

The control and environmental planning instruments are defined by several legal instruments, such as State Law No. 997/1976, which regulates environmental pollution control; CONAMA Resolution No. 05/1988, which requires  licensing of sanitation projects that cause significant alterations to the environment; Complementary Law No. 140/2011 CONAMA Resolution No. 237/1997, which regulates (i) environmental licenses; (ii) federal, state and local jurisdiction over environmental issues; (iii) the list of activities subject to licensing; and (iv) environmental impact studies and reports; State Decree No. 47,400/2002 and related articles from State Law No. 9,509/1997 regarding environmental licensing; State Decree No. 8,468/1976, CONAMA Resolution No. 357/2005, which establish standards of quality for receiving bodies of water; State Decree No. 8,468/1976 and CONAMA Resolution No. 430/2011 which establish the standards for discharge of effluents; and DAEE Ordinance No. 717/1996, which regulates the concession of grants for the right to use water and rights to interfere in water resources.

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

We have been implementing a multi-annual corporate program to obtain and maintain the environmental licenses for our water treatment stations, sewage treatment stations and sewage pumping stations in order to comply with environmental regulations.

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

Governmental Restrictions on Incurrence of Debt

On June 29, 1998, the CMN issued Resolution No. 2,515/1998 amending certain conditions that must be observed with respect to external credit operations (i.e., foreign currency borrowings) of states, the Federal District of Brasília, municipalities and their respective autarquias (agencies), foundations and non‑financial companies,  including us.  This resolution provides, among other things, that, with certain exceptions applicable to the importation of goods and services:

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

D.      Property, Plant, Equipment and Intangible Assets

Our principal property, plant and equipment comprise administrative facilities which are stated at historical costs less depreciation.  The reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water transmission lines, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections are recorded as intangible assets (concession assets).  As of December 31, 2016, we operated through 73,015 kilometers of water pipes and water transmission lines and 50,097 kilometers of sewer lines.  As of the same date, we operated 237 water treatment facilities and 548 sewage treatment facilities (including nine ocean outfalls), as well as 16 water quality control laboratories.

As of December 31, 2016, the total net book value of our property, plant and equipment and intangible assets (including concession assets) was R$31,549.2 million.

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

A.      Operating and Financial Review and Prospects

Overview

As of December 31, 2016, we operated water and sewage systems in the state of São Paulo, including in the city of São Paulo, Brazil’s largest city.  Our operations extended into a total of 366 municipalities, or 57% of all municipalities in the state.  We also provided water services on a wholesale basis to five municipalities located in the São Paulo metropolitan region in which we did not operate water distribution systems.

The São Paulo metropolitan region, which includes the city of São Paulo, is our most important service region.  With a total population of approximately 20.6 million, the São Paulo metropolitan region accounted for 69.7%, 67.3% and 70.0% of our gross operating revenue in 2016, 2015 and 2014 (excluding revenues relating to the construction of concession infrastructure), respectively.  As of December 31, 2016, 63.1% of the concession intangible assets reflected on our balance sheet were located in this region.  In an effort to respond to demand in the São Paulo metropolitan region and because the region represents the principal opportunity to increase our net operating revenue, we have concentrated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region.  Our capital expenditure program is our most significant liquidity and capital resource requirement.

Factors Affecting Our Results of Operations

Our results of operations and financial condition are generally affected by our ability to raise tariffs, control costs and improve productivity, general economic conditions in Brazil and abroad, and extreme weather events.

In 2015, our business was significantly affected by the most severe drought recorded in our service area in over 80 years. During the rainy season that began in October 2015 and ended in March 2016, rainfall returned to its historical average, resulting in the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region returned to normal and the measures taken during the water crisis to continue to services consumers were gradually discontinued.  However, heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting lower water consumption practices during the water crisis and these practices have been partially integrated into our consumers’ daily habits.  Another probable factor of the reduction of consumption during 2016 is the contraction of the Brazilian economy, which may have resulted in lower consumption of water by industry and other businesses. As a result of this new behavior, despite our reservoirs having a higher volume of water available for treatment, the volume of water billed to our clients has not returned to the 2013 pre-water crisis levels.

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

The following table sets forth, for the years indicated, the percentage increase of our tariffs, as compared to three inflation indexes:

	Year ended December 31,
	2016	2015	2014
Increase in average tariff(1)	8.45%	15.24%	6.50%
Inflation – IPC – FIPE	6.54%	11.07%	5.20%
Inflation – IPCA	6.29%	10.67%	6.41%
Inflation – IGP‑M	7.17%	10.54%	3.69%

(1)     See “Item 4.B. Business Overview—Tariffs” for addition information on tariff increases.

Sources:  Central Bank, Fundação Getulio Vargas, or FGV, Instituto Brasileiro de Geografia e Estatística, or IBGE, and Fundação Instituto de Pesquisas Econômicas.

Effects of Brazilian Economic Conditions

As a company with all of its operations in Brazil, our results of operations and financial condition are affected by general economic conditions in Brazil, particularly by the economic activity and the inflation rate.  For example, the general performance of the Brazilian economy may affect our cost of capital and inflation may affect our costs and margins.  The Brazilian economic environment has been characterized by significant variations in economic growth rates.  However, as our product is viewed as essential, in normal conditions our sales revenue demonstrates stability.

General Economic Conditions

In 2014, Brazilian GDP increased 0.1% in comparison with 2013.  Also in 2014, Brazil had US$374.0 billion in currency reserves and its trade deficit was US$3.9 billion, the first negative annual balance since 2000 and the worst since 1998.  The average unemployment rate in Brazil was 6.8%, the lowest rate in history according to the IBGE.

In 2015, Brazilian GDP decreased 3.8% in comparison with 2014, the worst result in 25 years.  Also in 2015, Brazil had US$368.4 billion in currency reserves and its trade surplus was US$19.7 billion.  The average unemployment rate in Brazil was 8.5%.

In 2016, Brazilian GDP decreased 3.6% in comparison with 2015.  Brazil’s trade surplus in 2016 was US$47.7 billion, the highest surplus recorded since the start of the historical series in 1989 and at year-end the country had US$372.2 billion in currency reserves.  The average unemployment rate in Brazil in 2016 was 11.5%, the highest rate in 13 years, according to the IBGE.

Interest Rates

As a political monetary instrument of the federal government, the SELIC rate influences the behavior of other interest rates in the country, including the rates related indebtedness denominated in local currency.  In 2011, until the month of August, the Central Bank continued increasing the SELIC rate, reaching 12.50% in July.  In the month of August, the Central Bank started decreasing the SELIC, closing 2011 at 11.00%.  This downward trend was maintained in 2012, with the SELIC rate closing the year of 2012 at 7.25%.  In 2013, the SELIC rate was kept at 7.25% until April, after which the Central Bank started to gradually raise it.  The SELIC rate was 11.65% at December 31, 2014 and increased to 14.15% at December 31, 2015.  The SELIC rate increased to 13.65% at December 31, 2016.

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

Currency Exchange Rates

We had total foreign currency‑denominated indebtedness of R$5,660.4 million as of December 31, 2016, of which R$366.7 million relates to the current portion of our long-term foreign currency‑denominated obligations.  In the event of significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency‑denominated obligations would increase as measured in reais, particularly as our tariff and other revenue is based solely in reais.  In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  In 2014, the 13.39% depreciation of the real against the U.S. dollar and the 0.45% appreciation of the real against the yen led to a foreign exchange loss of R$345.1 million.  In 2015, the 47.01% depreciation of the real against the dollar and the 45.95% depreciation of the real against the yen led to a foreign exchange loss of R$1,992.0 million.  In 2016, the 16.54% appreciation of the real against the U.S. dollar and the 13.89% appreciation of the real against the yen led to a foreign exchange gain of R$1,090.5 million.  However, since most of our debt denominated in foreign currencies is long-term debt with a long amortization schedule, a devaluation of the real would principally impact cash flows regarding the current portion of our long-term debt.

We manage our indebtedness portfolio closely to decrease the cost of servicing our indebtedness as a whole and our exposure to exchange rate fluctuations.  We do not have any exposure to derivatives tied to foreign currencies.

The following table shows the fluctuation of the real against the U.S. dollar, the period‑end exchange rates and the average exchange rates as of or for the years indicated:

	Year ended December 31,
	2016	2015	2014
	(in reais, except percentages)
Depreciation (appreciation) of the real versus U.S. dollar(1)	(16.54)%	47.0%	13.4%
Period‑end exchange rate – US$1.00	3.2591	3.9048	2.6562
Average exchange rate – US$1.00(2)	3.3523	3.3387	2.3547

(1)     Represents the comparison with period-end exchange rate. Source:  Central Bank.

(2)     Represents the average for period indicated.

The following table shows the fluctuation of the real against the yen, the period‑end exchange rates and the average exchange rates as of or for the years indicated:

	Year ended December 31,
	2016	2015	2014
	(in reais, except percentages)
Depreciation (appreciation) of the real versus yen(1)	(13.89)%	46.0%	(0.45)%
Period‑end exchange rate – ¥1.00	0.0279	0.0324	0.0222
Average exchange rate – ¥1.0(2)	0.0289	0.0276	0.0222

(1)     Represents the comparison with period-end exchange rate.  Source:  Central Bank.

(2)     Represents the average for period indicated.

During the years ended December 31, 2016, 2015 and 2014 we had no forward exchange transactions.

For further information on exchange rates, see “Item 3.D. Risk Factors—Risks Relating to Brazil—The devaluation of the real to foreign currencies may adversely affect us and the market price of our common shares or ADSs” and “Item 5.B. Liquidity and Capital Resources—Capital Sources—Indebtedness Financing—Financial Covenants”.

Effects of Extreme Weather Events

The southeastern region of Brazil, particularly the southern region of the state of Minas Gerais, the PCJ River Basin (from which we extract the water used in the Cantareira System), and the northern area of the São Paulo metropolitan region, experienced below average rainfall since 2012.  In the October 2013 – March 2014 rainy season, rain levels and water inflow into the reservoirs reached the lowest levels in more than 80 years of recorded rainfall in the region, a scenario that continued in the October 2014 – March 2015 rainy season.  During the October 2015 – March 2016 rainy season, the level of rainfall in the region returned to the normal levels expected for the period.  Improved rainfall in the rainy season that began in October 2015, the collaborative efforts between us and the population we serve and emergency construction works conducted by us throughout 2014 and 2015 to combat the water crisis, resulted in a partial restoration of the water levels of the Cantareira system.

As of December 31, 2016, the reservoirs in the São Paulo metropolitan region, where our largest market is located, contained 1.2 trillion liters of bulk water storage for treatment, compared to 703 billion liters available for treatment as of December 31, 2015, including the technical reserve.  In December 2016, this system served 7.6 million residents, compared to 8.9 million in February 2014, the last month before the water crisis started.

 In order to balance supply and demand despite restricted water availability, we adopted from February 2014 until April 2016 a series of measures.  With the return of the rainfall to its historical average for the rainy season that began in October 2015 and ended in March 2016, the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region returned to normal and the measures taken during the water crisis to continue to services consumers were gradually discontinued.  See “Item 4.B. Business Overview—The Recent Water Crisis”.

Critical Accounting Estimates and Judgments

We make estimates and judgments concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and judgments that have a significant risk of causing material adjustment to the carrying amount of our assets and liabilities within the next financial year are mentioned below.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts in an amount that our management considers sufficient to cover expected losses, based on an analysis of customer accounts receivable, in accordance with the accounting policy stated in Note 3.4 to our financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.  Bad debt expense, net of recoveries, is included in selling expenses, and was R$90.5 million, R$2.4 million and R$139.6 million for the years ended December 31, 2016, 2015 and 2014, respectively.  Wholesale sales losses, amounting to R$328.7 million, R$273.0 million and R$219.7 million million in 2016, 2015 and 2014, respectively, were also recorded as a reduction of revenue.

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

As of December 31, 2016, we had intangible assets of R$31,246.8 million.

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

The fair value of construction and other work on the infrastructure is recognized as revenue, at its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits.  The accounting policy for the recognition of construction revenue is described in Note 3.3 “Operating Revenue” to our financial statements.

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

The recognition of fair value for the intangible assets arising on concession contracts is subject to assumptions and estimates, and the use of different assumptions could affect the carrying amounts of these assets.  The amortization of intangible assets and estimated useful lives of the underlying assets also requires significant assumptions and estimates, which different assumptions and estimates, and changes in future circumstances, could affect amortization of intangible assets and remaining useful lives of the underlying assets and can have a significant impact on the results of operations.

Provisions and Contingent Liabilities

We are a party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among other types, disputes with customers and suppliers and tax, labor, civil, environmental and other proceedings.  For a more detailed discussion of these legal proceedings, see Note 19 to our financial statements included in this annual report.  We recognize provisions for legal proceedings in which our company has a present obligation as a result of past events (either due to an explicit agreement or duty, known as a legal obligation; or due to our past actions, known as a constructive obligation), it is probable that an outflow of resources embodying economic benefits will be necessary to settle the obligation and the amount of obligation can be estimated reliably.  Therefore, we are required to make judgments regarding future events for which we often seek the advice of legal counsel.  As a result of the significant judgment required in assessing and estimating these provisions, actual losses realized in future periods could differ significantly from our estimates and could exceed the amounts which we have provisioned.

As of December 31, 2016, we were party to judicial and administrative proceedings, relating to civil, environmental and tax matters, amounting to R$1,173.1 million (after deducting court escrow deposits in the amount of R$368.5 million) with respect to which we recognized provisions based on the criteria described above, as shown in Note 3.15 to our financial statements included in this annual report.  As of the same date, the proceedings with respect to which we have contingent liabilities (i.e., no provisions have been recognized) totaled R$52,865.6 million, of which we believe R$45,433.5 million of those have a remote probability of an outflow of resources embodying economic benefits exists.

Pension Benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions.  The assumptions used in determining the net cost (income) for pensions include a discount rate and a mortality table.  Any changes in these assumptions will impact the carrying amount of pension obligations.

We determine the appropriate discount rates at the end of each year, which is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations.  The discount rate was decreased from 7.25% in 2015 to 5.71% in 2016 under Plan G0 and from 7.23% in 2015 to 5.74% in 2016 under Plan G1 in order to follow the decrease in the rates applicable to the Brazilian Government NTN – B, long term notes, which term is similar to the duration of the pension benefits, as described in Notes 3.19 (a) and 20 (b) to our financial statements included in this annual report.

Other key assumptions for pension obligations are based in part on current market conditions.  Additional information on the pension plans under Plan G0 and G1 is disclosed in Note 20 to our financial statements included in this annual report.

Deferred income tax and social contribution

We recognize and settle taxes on income based on the results of operations verified according to the Brazilian Corporate Law, taking into consideration the provisions of the tax laws. We recognize deferred tax assets and liabilities based on the differences between the accounting balances and the tax bases of assets and liabilities.

We regularly review the recoverability of deferred tax assets and do not recognize deferred tax assets if it is probable that these assets will not be realized, based on historic taxable income, the projection of future taxable income and the estimated period to reverse temporary differences.  This process requires the use of estimates and assumptions.  The use of different estimates and assumptions could result in the non-recognition of a significant amount of deferred tax assets.

As of December 31, 2016 and 2015, we have recognized R$186.3 million and R$128.2 million, respectively, as deferred income tax assets, net of the deferred tax liabilities, as disclosed in Note 18 to our financial statements included in this annual report.

Certain Transactions with Controlling Shareholder

Reimbursement Due from the State

Reimbursement due from the State for pensions paid represent supplementary pensions (Plan G0) that we pay, on behalf of the State, to former employees of State‑owned companies which merged to form our Company.  These amounts must be reimbursed to us by the State, as primary obligor.

In November 2008, we entered into the third amendment to the agreement with the State relating to payments of pension benefits made by us on its behalf.  The State acknowledged that it owed us an outstanding balance of R$915.3 million as of September 30, 2008, relating to payments of pension benefits made by us on its behalf.  We provisionally accepted, but it is not recognized in our books, the reservoirs in the Alto Tietê System as partial payment in the amount of R$696.3 million, subject to the transfer of the property rights of these reservoirs to us.  Since November 2008, the State has been paying the remaining balance in the amount of R$219.0 million in 114 successive monthly installments.  See Note 10 to our financial statements included in this annual report and “Item 7.  Major Shareholders and Related Party Transactions”.

On March 18, 2015, we, the State and DAEE, with the intervention of the Department of Sanitation and Water Resources, executed an agreement in the amount of R$1,012.3 million, consisting of R$696.3 million in principal amount and R$316.0 million in monetary adjustment of the principal through February 2015.  For detailed information on this agreement, see “Item 7.B. Related Party Transactions—Agreements with the State of São Paulo” and Note 10(a)(vii) to our financial statements included in this annual report.

As of December 31, 2016 and 2015, the amounts not recognized related to pension benefits paid by us on behalf of the State totaled R$937.0 million and R$855.1 million respectively.  As a result, we also recognized the obligation related to pension benefits, maintained with the beneficiaries and pensioners of Plan G0.  As of December 31, 2016 and 2015, the pension benefit obligations of Plan G0 totaled R$2,512.1 million and R$2,167.0 million, respectively.  For detailed information on the pension benefit obligations refer to Note 20 to our financial statements included in this annual report.

Accounts Receivable from the State for Water and Sewage Services Rendered

Certain of these accounts receivable have been overdue for a long period.  We have entered into agreements with the State with respect to these accounts receivable.  For further information on these agreements, see Note 10 to our financial statements included in this annual report and “Item 7.  Major Shareholders and Related Party Transactions”.

Use of Guarapiranga and Billings reservoirs

We draw water for use in the São Paulo metropolitan area from the Guarapiranga and Billings reservoirs.  Empresa Metropolitana de Águas e Energia S.A., or EMAE, a company that is also controlled by the State of São Paulo, has a concession to produce hydroelectric energy using water from the same reservoirs.  EMAE commenced various lawsuits against us in the past seeking compensation for the water we draw from these reservoirs.  Those lawsuits have now been settled in principle, by way of an agreement between EMAE and our company.  That settlement agreement cannot take effect, however, until it has been has been approved by our company, EMAE and ANEEL.  It has already been approved by our company, and was approved by ANEEL on December 30, 2016; but it must still be approved by EMAE’s shareholders in a shareholders’ meeting.  The settlement agreement, if approved, will require us to make certain installment payments to EMAE in settlement of the claim for compensation for our capture and use of the water, as well as apportionment of the maintenance, operation and monitoring costs for the reservoirs.  See “Item 7.  Major Shareholders and Related Party Transactions” and See Note 10(c) to our financial statements included in this annual report.

Results of Operations

The following table sets forth, for the years indicated, certain items from our income statements of operations, each expressed as a percentage of net operating revenue:

	Year ended December 31,
	2016		2015		2014
	(in millions of reais, except percentages)
Net operating revenue	14,098.2	100.0%	11,711.6	100.0%	11,213.2	100.0%
Cost of services	(9,013.1)	(63.9)%	(8,260.8)	(70.5)%	(7,635.6)	(68.1)%
Gross profit	5,085.1	36.1%	3,450.8	29.5%	3,577.6	31.9%
Selling expenses	(730.0)	(5.2)%	(598.1)	(5.1)%	(736.6)	(6.6)%
Administrative income (expenses)	(934.9)	(6.6)%	45.0	0.4%	(924.4)	(8.2)%
Other operating income (expenses), net and equity in results of investments in affiliates	9.5	0.1%	146.4	1.3%	(5.9)	(0.1)%
Profit from operations before finance income (expenses) and income tax and social contribution	3,429.7	24.3%	3,044.1	26.0%	1,910.7	17.0%
Financial income (expenses), net	699.4	5.0%	(2,456.5)	(21.0)%	(635.9)	(5.7)%
Profit before income tax and social contribution	4,129.1	29.3%	587.6	5.0%	1,274.8	11.4%
Income tax and social contribution	(1,182.0)	(8.4)%	(51.3)	(0.4)%	(371.9)	(3.3)%
Profit for the year	2,947.1	20.9%	536.3	4.6%	903.0	8.1%

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net operating revenue

Net operating revenue increased by R$2,386.6 million, or 20.4%, to R$14,098.2 million in 2016 from R$11,711.6 million in 2015.  These variations were principally due to:

•         an increase of 15.2% in tariffs since June 2015 (7.8% ordinary tariff adjustment and 6.9% extraordinary tariff revision);

•         an increase of 8.4% in tariffs since May 2016;

•         an increase of 4.4% in our total billed volume (4.0% in water and 4.8% in sewage); and

•         a reduction in the bonus granted within the Water Consumption Reduction Incentive Program, concluded in April 2016, which amounted to R$187.4 million in 2016 compared to the R$926.1 million granted in 2015.

These increases were partially offset by the suspension of the Contingency Tariff in April 2016, in the amount of R$224.7 million in 2016 compared to the R$499.7 million in 2015.

Construction revenue increased by R$396.2 million, or 11.9%, to R$3,732.9 million in 2016 from R$3,336.7 million in 2015.  See Note 3.3(b) to our financial statements included in this annual report for a description of the accounting policies applicable to our construction services business.

Cost of services

Our cost of services increased by R$752.3 million, or 9.1%, to R$9,013.1 million in 2016 from R$8,260.8 million in 2015. As a percentage of net operating revenue, cost of services decreased to 63.9% in 2016 from 70.5% in 2015.

The increase in cost of services was principally due to the following factors:

•         an increase of R$387.6 million in construction costs due to higher investments in 2016;

•         an increase of R$117.3 million in the cost of the electricity, mainly due to an average increase of 15.4% in the free market tariffs, with an 2.3% increase in consumption; an average increase of 21.5% in the Tariff for the Use of Distribution System (TUSD), with a 5.0% increase in consumption; and an average increase of 1.5% in the regulated market tariffs, with consumption remaining stable;

•         an increase in the provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$101.1 million, as a result of the increase in revenues generated from the municipality of São Paulo; and

•         an increase of R$72.0 million in depreciation and amortization, mainly due to the increase in operating intangible assets in 2016, arising principally from entry into operation of new assets.

Gross Profit

As a result of the factors discussed above, gross profit for the year ended December 31, 2016 increased by R$1,634.3 million, or 47.4%, to R$5,085.1 million in 2016 from R$3,450.8 million in 2015.  As a percentage of net operating revenue, gross profit margin increased to 36.1% in 2016 from 29.5% in 2015.

Selling Expenses

Selling expenses increased by R$131.9 million, or 22.1%, to R$730.0 in 2016 from R$598.1 million in 2015.  As a percentage of net operating revenue, selling expenses increased slightly to 5.2% in 2016 from 5.1% in 2015.  The increase in selling expenses was primarily due to:

•         an increase of R$88.0 million, mainly resulting from (i) increase in default, causing a R$165.4 million impact, and (ii) lower recovery of funds, in the amount of R$34.5 million.  This increase was partially offset by increased receipts of court-ordered debt payments, especially from the municipality of Guarulhos, amounting to R$110.9 million;

•         an increase of R$30.9 million in services expenses, due to the increase in the scope of water meter readings and increased use of credit recovery services in 2016.

Administrative Income (Expenses)

Administrative expenses increased by R$979.9 million, to an expense of R$934.9 million in 2016 from income of R$45.0 million in 2015.  As a percentage of net operating revenue, administrative expenses amounted to 6.6% in 2016.

The increase in administrative expenses was principally due to:

•         a credit in the amount of R$696.3 million received in 2015 as a result of an agreement with the government of the state of São Paulo to receive an undisputed amount owed to us related to the payment of the benefits to former employees (see Note 10 (a) (vii) to our financial statements included in this annual report and;

•         an increase of R$278.4 million in general expenses, mainly due to increased provisions for court proceedings in 2016 and provision reversals in 2015, resulting from judicial decisions.

Other Operating Income (Expenses), Net and Equity in Results of Investments in Affiliates

Other operating income, net was R$9.5 million in 2016 compared with R$146.4 million operating expenses, net in 2015.

Other operating income, net consists of gains and losses from sales of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse of water, PURA projects and services.

Our other operating income decreased by R$128.3 million, mainly due to:  (i) decrease in gain in sale of properties (R$47.4 million); (ii) decrease in sales of the exceeding cost of electricity (R$42.8 million); (iii) lower amounts received from the Hydrographic Basin Depollution Program (R$22.6 million); and (iv) lower amounts received related to contractual fines on suppliers (R$16.8 million).

Our other operating expenses consist mainly of write-offs of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and exceeding cost of electricity sold.

Financial Income (Expenses), Net

Financial income (expenses), net consists primarily of interest on our indebtedness and foreign exchange losses (or gains) in respect to our indebtedness, offset partially by interest income on cash and cash equivalents and inflation based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Financial income (expenses), net increased by R$3,155.9 million to financial income, net of R$699.4 million in 2016 from financial expense, net of R$2,456.5 million in 2015. As a percentage of net operating revenues, financial income amounted to 5.0% in 2016 compared with financial expenses amounting to 21.0% in 2015. The variation was due to:

•         a positive variation of R$3,082.9 million in the cost of currency variations on borrowings and financing, due to the strengthening of the real against the U.S. dollar and the Japanese Yen in 2016 (16.5% and 13.9%, respectively), when compared to the devaluation of the real in 2015 (47.0% and 45.9%, respectively); and

•         an increase in the cost of other monetary variations by R$65.2 million, principally due to higher provisioning for court proceedings in 2016.

Profit before income tax and social contribution

As a result of the factors discussed above, profit before income tax and social contribution increased by R$3,541.5 million, to R$4,129.1 million in 2016 from R$587.6 million in 2015.  As a percentage of net operating revenue, our profit before income tax and social contribution increased to 29.3% in 2016 compared to 5.0% in 2015.

Income Tax and Social Contribution

Income tax and social contribution expense increased by R$1,130.7 million to R$1,182.0 million in 2016 from R$51.3 million in 2015.  This increase was mainly due to the upturn in our operating revenues and our financial income, net, which was impacted by the exchange rate variation.  These increases were partially offset by the increases in our operating costs and expenses.  Additionally, the effective tax rate increased from 9% in 2015 to 29% in 2016, mainly due to the agreement entered into with the State of São Paulo on March 18, 2015, which was considered a non-taxable income (see reconciliation of the effective tax rate in Note 18(d) to our financial statements included in this annual report.

Profit for the year

As a result of the factors discussed above, our profit for the year increased to R$2,947.1 million in 2016 from R$536.3 million in 2015. As a percentage of net operating revenue, our profit for the year increased to 20.9% in 2016 from 4.6% in 2015.

We assess the performance of our enterprise by analyzing the results of the sanitation services provided, our single reportable segment that includes all our operations results except for revenue and costs associated with the construction of concession services infrastructure, recognized in accordance with IFRIC 12 and as discussed in “Item 4.B. Business Overview—Our Operations—Description of Our Activities”.  Consequently, management discussion and analysis of the performance of the sanitation services segment is substantially the same as our results discussed above.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net operating revenue

Net operating revenue increased by R$498.4 million, or 4.4%, to R$11,711.6 million in 2015 from R$11,213.2 million in 2014.

Net operating revenue relating to water services increased by R$161.8 million, or 3.5%, to R$4,723.0 million in 2015 from R$4,561.2 million in 2014 and net operating revenue relating to sewage services decreased by R$82.1 million, or 2.2%, to R$3,651.9 million in 2015 from R$3,734.0 million in 2014.  These variations were principally due to:

•         An increase of 6.5% in the repositioning tariff index since December 2014;

•         An increase of 15.2% in tariffs (7.8% ordinary tariff adjustment and 6.9% extraordinary tariff revision) since June 2015; and

•         Application of the contingency tariff, which contributed R$499.7 million to our revenues in 2015.

These increases were partially offset by the discounts (bonuses) granted within the terms of the Water Consumption Reduction Incentive Program, which amounted to R$926.1 million in 2015, compared to the R$376.4 million granted in 2014 and a decrease of 6.8% in our total billed volume (8.0% in water and 5.2% in sewage).

Gross revenue from construction increased by R$418.7 million, or 14.3%, to R$3,336.7 million in 2015 from R$2,918.0 million in 2014.  See Note 3.3(b) to our financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 for a description of the accounting policies applicable to our construction services business.

Cost of services

The cost of services increased by R$625.2 million, or 8.2%, to R$8,260.8 million in 2015 from R$7,635.6 million in 2014. As a percentage of net operating revenue, cost of services increased to 70.5% in 2015 from 68.1% in 2014.

The increase in costs of services was principally due to the following factors:

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

Gross Profit

As a result of the factors discussed above, gross profit for the year ended December 31, 2015 decreased by R$126.8 million, or 3.5%, to R$3,450.8 million in 2015 from R$3,577.6 million in 2014. As a percentage of net operating revenue, gross profit margin decreased to 29.5% in 2015 from 31.9% in 2014.

Selling Expenses

Selling expenses decreased by R$138.5 million, or 18.8%, to R$598.1 in 2015 from R$736.6 million in 2014.  As a percentage of net operating revenue, selling expenses decreased to 5.1% in 2015 from 6.6% in 2014.  The decrease in selling expenses was primarily due to a decrease of R$137.2 million in credit write-offs, especially due to the reversal of the provision for losses with the municipality of Guarulhos, as a result of the receipt of court-ordered debt payments in cash.  For more information on the reversal of the provision for losses with the municipality of Guarulhos, see “Item 4.B. Business Overview—Our Operations—Description of Our Activities—Wholesale Operations” and “Item 3.D. Risk Factors—Risks Relating to our Business—We may face difficulties in collecting overdue amounts owed to us by municipalities to which we provide water on a wholesale basis and municipal government entities”.

Administrative Income (Expenses)

Administrative expenses decreased by R$969.4 million, or 104.9%, to income of R$45.0 million in 2015 from an expense of R$924.4 million in 2014. As a percentage of net operating revenue, administrative expenses decreased to 0.4% in 2015 from 8.2% in 2014.

The decrease in administrative expenses was principally due to:

•         a decrease of R$185.5 million in the provisions for lawsuits, mainly due to court decisions in our favor; and

•         a credit in the amount of R$696.3 million as a result of an agreement with the government of the state of São Paulo to receive an undisputed amount owed to us related to the payment of the benefits to former employees.  See Note 10(a)(vii) to our financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

Other Operating Income (Expenses), Net and Equity in Results of Investments in Affiliates

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

Financial expenses, net increased by R$1,820.6 million, or 286.3%, to a R$2,456.5 million expense in 2015 from a R$635.9 million expense in 2014.  As a percentage of net operating revenue, financial expenses, net increased to 21.0% in 2015 from 5.7% in 2014.

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

Profit before income tax and social contribution

As a result of the factors discussed above, profit before income tax and social contribution decreased by R$687.2 million, or 53.9%, to R$587.6 million in 2015 from R$1,274.8 million in 2014.  As a percentage of net operating revenue, our profit before income tax and social contribution decreased to 5.0% in 2015 from 11.4% in 2014.  See reconciliation of the effective tax rate in Note 18(d) to our financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013.

Income Tax and Social Contribution

Income tax and social contribution expense decreased by R$320.6 million, or 86.2%, to R$51.3 million in 2015 from R$371.9 million in 2014. This decrease was principally due to a lower taxable income in 2015 and a permanent tax effect related to GESP agreement in the amount of R$151,5 million.

Profit for the year

As a result of the factors discussed above, profit for the year decreased to R$536.3 million in 2015 from R$903.0 million in 2014. As a percentage of net operating revenue, our net income decreased to 4.6% in 2015 from 8.1% in 2014.

B.      Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, long-term borrowings from Brazilian federal governmental financial institutions, and long-term financing from multilateral organizations and from domestic and international development banks, and also from capital markets.  As of December 31, 2016, we had R$1,886.2 million of cash and cash equivalents.  The outstanding current portion of our long-term indebtedness was R$1,246.6 million as of December 31, 2016, of which R$366.7 million was denominated in foreign currency.  Long‑term indebtedness was R$10,717.6 million as of December 31, 2016, of which R$5,293.7 million consisted of foreign currency-denominated obligations.

As a result of the financial impacts of the 2014-2015  water shortage to date, we took steps to minimize its negative effects, including amongst actions rearranging investments, reducing budget expenses, negotiating overdue credits (mainly with the State and municipalities served on a wholesale basis), implementing contingency tariffs (suspended in April 2016), and requesting extraordinary tariff revision.  For more information, see Note 1 of our 2016 financial statements.

Our management expects that the cash and cash equivalents available on December 31, 2016, the operating cash generation estimated for 2017 and the lines of credit available for investments are sufficient to meet our short-term liabilities, in light of our current financial position and our expected cash generated by operating activities. In our opinion, the working capital is sufficient for the company's present requirements.

Cash Flows

Net Cash Generated from Operating Activities

Cash generated from operating activities is the single largest source of our liquidity and capital resources, and we expect that it will continue to be so in the future.  Our net cash generated from operating activities was R$3,003.6 million, R$2,641.4 million and R$2,480.3 million in 2016, 2015 and 2014, respectively.  The main driver of our cash flow from operating activities relates to our cash collections from customers, which is due to the nature of our business and to the fact that we are expanding our infrastructure.  The increase in net cash generated in 2016 is due principally to the end of the water crisis, which led to an increase of 4.4% in our total billed volume (4.0% in water and 4.8% in sewage). This increase was partially offset by the income tax and social contribution paid in 2016.

Net Cash Used in Investing Activities

Net cash used in investing activities was R$2,130.7 million, R$2,459.5 million and R$2,757.7 million in 2016, 2015 and 2014, respectively.  The main driver of our net cash outflow for investing activities relates to purchases of intangible assests, as required under our concession and program contracts, which is due to the fact that we are expanding our infrastructure and service coverage.  Although we invested approximately R$1.3 billion (including capitalized interest) in the São Lourenço PPP, a construction project planned and initiated before the water crisis, this project did not impact our cash flow in 2016.

Net Cash Generated By (Used in) Financing Activities

Our net cash used in financing activities was R$625.9 million in 2016 and R$265.7 million in 2015, while our net cash generated by financing activities was R$218.5 million in 2014.  The main driver of our cash flows from financing activities relates to the proceeds and repayments of loans used to finance purchases of intangible assets related to our concession and program contracts, in order to support the expansion of our services and our payment of interest on shareholders’ equity.

Indebtedness Financing

Our total financial indebtedness decreased by 8.8%, from R$13,121.6 million as of December 31, 2015 to R$11,964.1 million as of December 31, 2016.  In addition, during the same period, our total indebtedness denominated in foreign currency decreased by 14.5%, from R$6,617.8 million as of December 31, 2015 to R$5,660.4 million as of December 31, 2016.

As of December 31, 2016, we had R$10,717.6 million in long-term indebtedness outstanding (excluding the current portion of long-term indebtedness), of which R$5,293.7 million consisted of foreign currency-denominated long-term debt.  We had an outstanding current portion of long-term indebtedness of R$1,246.6 million as of December 31, 2016.  As of December 31, 2016, R$366.7 million of this current portion of long-term indebtedness was denominated in foreign currency.  As of December 31, 2016, our Standard & Poor’s Rating Service domestic rating was brA+ and our S&P international rating was BB. Our Moody’s America Latina Ltda. national rating was Aa2br and our Moody’s global rating was Ba2 as of December 31, 2016, while our Fitch Ratings Brasil Ltda nacional rating was AA-(bra) and our Fitch internacional rating was BB, as of the same date.

Various contractual agreements we have entered into, including certain financing agreements with Caixa Econômica Federal and BNDES, provide for liens over a portion of our cash flows from the payment of water and sewage provision tariffs.  In addition, we provide as guarantees a portion of our cash flow generation to transactions related to PPPs.

  Pursuant to these agreements, cash received from operations is required to pass through designated accounts.  In the event of a default under the relevant agreement, such cash and future cash flows that are required to be deposited in such accounts become restricted and are subject to security interests in favor of the relevant creditor.  As of December 31, 2016, a substantial portion of our monthly cash flows from operations was subject to these liens.  As of that date, the total amount of our secured debt, including indebtedness benefiting from these liens, was R$3,690.2 million.  See “—Indebtedness Financing—Financial Covenants—Local currency denominated indebtedness” and note 16 to our financial statements included in this annual report.

The following table sets forth information on our indebtedness outstanding as of December 31, 2016:

		December 31, 2016
	Current	Noncurrent	Total	Final Maturity*
Denominated in local currency:
10th issue debentures	40,967	120,343	161,310	2020 TJLP + 1.92% (1st & 3rd series) & IPCA + 9.53% (2nd series)
12th issue debentures	45,450	340,165	385,615	2025 TR + 9.5%
14th issue debentures	39,802	178,571	218,373	2022 TJLP + 1.92% (1st & 3rd series) & IPCA + 9.19% (2nd series)
15th issue debentures	97,692	672,657	770,349	2019 CDI + 0.99% (1st series) & IPCA + 6.2% (2nd series)
17th issue debentures	140,144	904,094	1,044,238	2023 CDI + 0.75% (1st series) & IPCA + 4.5% (2nd series) & IPCA + 4.75% (3rd series)
18th issue debentures	32,436	223,840	256,276	2024 TJLP + 1.92% (1st and 3rd series) & IPCA + 8.25% (2nd series)
19th issue debentures	199,461	-	199,461	2017 CDI + 0.80% to 1.08%
20th issue debentures	-	495,533	495,533	2019 CDI + 3.80%
Caixa Econômica Federal	59,199	1,088,160	1,147,359	2017/2038 TR + 5% to 9.5%
National Bank for Economic and Social Development (BNDES) Coastal region	16,603	33,207	49,810	2019 2.5% + TJLP
National Bank for Economic and Social Development (BNDES) PAC	10,987	60,293	71,280	2023 2.15% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9751	4,288	27,007	31,295	2027 1.72% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9752	2,341	21,659	24,000	2027 1.72% + TJLP
National Bank for Economic and Social Development (BNDES) Onda Limpa	23,219	168,083	191,302	2025 1.92% + TJLP
National Bank for Economic and Social Development (BNDES) Tietê III	30,054	307,862	337,916	2028 1.66% + TJLP
National Bank for Economic and Social Development (BNDES) 2015	-	233,967	233,967	2035 2.5% + TJLP
Financial leasing	14,914	537,602	552,516	2035 7.73% to 10.12% + IPC
Other	746	10,829	11,575	2018/2025 TJLP + 1.66% (Fehidro) & TR + 12.00% (Presidente Prudente)
Interest and others charges	121,605	-	121,605

Total denominated in local currency	879,908	5,423,872	6,303,780

Denominated in foreign currency:
Inter-American Development Bank (IADB) US$555,671,000 (2015 - US$560,826,000)	190,436	1,607,782	1,798,218	2017 to 2035 2.14% to 4.92%
International Bank for Reconstruction and Development (IBRD) US$79,946,000 (2015 – US$61,158,000)	-	260,224	260,224	2034 1.46%
Deutsche Bank – US$150,000,000	-	480,244	480,244	2019 Libor + 4.50%
Eurobonds - US$350,000,000 (2015 – US$ 350,000,000)	-	1,137,395	1,137,395	2020 6.25%
JICA 15 - ¥ 14,981,590,000 (2015 - ¥ 16,134,020,000)	32,175	386,111	418,286	2029 1.8% & 2.5%
JICA 18 - ¥ 13,470,080,000 (2015- ¥ 14,506,240,000)	28,930	346,890	375,819	2029 1.8% & 2.5%
JICA 17 - ¥ 1,596,251,000 (2015 - ¥ 1,565,564,000)	1,205	42,675	43,880	2035 1.2% & 0.01%
JICA 19 - ¥ 27,569,009,000 (2015 - ¥ 21,701,103,000)	-	768,463	768,463	2037 1.7% & 0.01%
IADB 1983AB - US$ 106,346,000 (2015 - US$ 130,289,000)	78,030	263,921	341,951	2023 Libor + 1.88% to 2.38%
Interest and others charges	35,883	-	35,883

Total denominated in foreign currency	366,659	5,293,704	5,660,363
Total loans and financing	1,246,567	10,717,576	11,964,143

*      TR was 0.1849% per month as of December 31, 2016; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 13.63% per annum as of December 31, 2016; IGP‑M was 7.17% per annum as of December 31, 2016; TJLP stands for Long‑term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 7.5% per annum as of December 31, 2016.

The following table shows the maturity profile of our debt, as of December 31, 2016, for the period indicated:

	2017	2018	2019	2020	2021	After 2022	Total
	(in millions of reais)
Loans and financing	1,246.6	1,576.4	1,718,9	2,024.3	641.1	4,756.8	11,964.1

Referring to all of our foreign currency‑denominated indebtedness, the amount of R$4,018.0 million, net of transaction costs, as of December 31, 2016 was denominated in U.S. dollars and R$1,606.4 million was denominated in Japanese Yen.  This indebtedness consisted principally of:

•         R$1,798.2 million (US$555.7 million) in U.S. dollar denominated loans contracted with the Inter-American Development Bank, or the IADB, composed of the following:  (i) two loans to finance the first phase of the Tietê Project in 1992, considering that one of the contracts was terminated in December 2016, as planned, and one loan to finance the second phase in 2000, under which payments of principal are made in semiannual installments with final maturity in December 2017, December 2017 and July 2025.  The principal amount accrues interest at USD LIBOR plus a rate varying from 1.14% to 3.00%, paid semiannually; (ii) credit agreement executed in September 2010 with the IADB for the financing of the third phase of the Tietê Project.  This loan matures on September 3, 2035.  Amortizations will be made in semiannual installments starting in March 2017 after a grace period of six years.  The principal amount accrues interest at USD LIBOR plus a variable spread, paid semiannually;

•         R$260.2million (US$79.9 million) in U.S. dollar denominated loans contracted with the IBRD which was entered into on October 28, 2009, amounting to US$100.0 million, for the financing of the Water Source Program (Programa Mananciais).  The loan matures in March 2034.  Amortizations will be made in semiannual installments starting in September 2019 after a grace period of ten years.  The principal amount accrues interest at USD LIBOR plus a variable spread, paid semiannually;

•         R$342.0 million (US$106.3 million) in U.S. dollar denominated loans from the AB Loan financing contracted with the IADB in May 2008.  Under this loan, payments of principal are made in annual installments with final maturity in May 2023.  The principal amount accrues interest at USD LIBOR plus a rate varying from 1.88% to 2.38%, paid semiannually.  The proceeds were used to repay an outstanding series of debt securities in connection with the implementation of our investment plan;

•         R$1,137.4 million (US$350.0 million) in U.S. dollar denominated Eurobonds issued in December 2010 with an interest rate of 6.25%.  The bonds pay interest semi‑annually and mature in 2020.  The proceeds from the offering were used to repay financial commitments throughout 2007 and 2011. In November 2016, the US$140.0 million 7.5% notes due to 2016 were completely amortized;

•         R$1,606.4 million (57,616.9 million) in Japanese yen denominated loans contracted with the JICA, composed of the following:  (i) ¥21,320.0 million denominated loans contracted in August 2004 for the financing of the environmental recovery program for the Baixada Santista metropolitan region, called the Clean Wave Program (Programa Onda Limpa).  Under these loans, the payments of principal are made in semi‑annual installments with final maturity in August 2029.  The principal amount accrues interest at a rate that varies from 1.8% to 2.5% per year, paid semiannually; (ii) ¥6,208 million in denominated loans contracted in October 2010 for the financing of the environmental improvement program in the basin of the Billings dam.  The loan matures in October 2035.  Amortizations will be made in semiannual installments starting in October 2017 after a grace period of seven years.  The principal amount accrues interest at a rate that varies from 0.01% to 1.2% per year, paid semiannually; (iii) ¥19,169.0 million denominated loans contracted in February 2011 to complement the financing for the first stage of the Clean Wave Program (Programa Onda Limpa), with commercial conditions similar to the loan entered into in August 2004.  These funds were used for the provision of works and services in the Baixada Santista metropolitan region.  The credit agreement expires in 18 years with final maturity in August 2029. The principal amount accrues interest at a rate that varies from 1.8% to 2.5% per year, paid semiannually; and (iv) ¥33,584 million denominated loan in February 2012 for the financing of the Corporate Program for Water Loss Reduction (Programa Corporativo para Redução de Perdas).  The loan matures in February 2037.  Amortizations will be made in semiannual installments starting in February 2019 after a grace period of seven years.  The principal amount accrues interest at a rate that varies from 0.01% to 1.7% per year, paid semiannually; and

•         R$469.020 (US$150.0 million), in U.S. dollar denominated loan contracted in October 2016, with Deutsche Bank AG. London Branch and Banco Bradesco S.A., New York Branch, with an interest rate of 3-month LIBOR plus 4.50% interest per year and with final maturity in October 2019.  Interest under this loan is paid quarterly and the principal amount is amortized in semiannual installments after an 18 month grace period. The proceeds from the loan were used to repay the US$140.0 million Eurobond issued in November 2006, which matured in November 2016, and other financial commitments throughout 2016.  The loan agreement includes financial covenants requiring our debt service coverage ratio to be higher than 2.35:1.00; and our ratio of total adjusted debt to EBITDA, determined on a consolidated basis, to be lower or equal than 3.65:1.00.

Our borrowings from multilateral institutions and with Government Agency, such as the IADB, IBRD and JICA are guaranteed by the federal government, and have a counter-guarantee from the state of São Paulo.  For further information on the terms of these loan agreements, see “Item 7.B. Related Party Transactions—Government Guarantees of Financing”.

Our outstanding domestic debt was R$6,303.8 million as of December 31, 2016 and consisted primarily of real‑denominated loans from federal and state‑owned banks, in particular, Caixa Econômica Federal and BNDES, as well as debentures issued in November 2009, June 2010, February 2011, February 2012, November 2012, January 2013, October 2013, June 2014, December 2015, and financial leasing.

The following summarizes our principal borrowings from federal and State‑owned banks:

•         from 2003 to 2014, we have entered into several financing agreements with Caixa Econômica Federal, pursuant to which amortizations of principal are paid in up to in 60, 180 or 240 months in monthly installments commencing 30 days following the applicable grace period, which varies from 10 to 48 months from the date of signature of the line of credit agreement.  The final maturity is 2038.  The principal amount accrues interest from 5.0% to 8.0%.  The financing agreements are collateralized (i) by collections of daily billings of water supply and sewage services up to the total amount of the debt, or (ii) by a monthly plan of billings corresponding to the minimum of three times the monthly charge, depending on the terms of the relevant financing agreement.

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

•         in February 2013, we entered into a R$1.3 billion financing agreement with BNDES.  Amortization of the principal amount is being made in up to 144 successive monthly installments with the final maturity in 2028.  The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.66%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services;

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

•         in June 2015, we entered into a R$747.4  million financing agreement with BNDES.  Amortization of the principal amount shall be paid in up to 204 successive monthly installments after the grace period of 36 months, with the final maturity in 2035.  The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 2.18%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services; and

•         in October 2015, we entered into a R$48.3 million financing agreement with FINEP – Financiadora de Estudos e Projetos.  Amortizations of the principal amount shall be paid in up in 91 successive monthly installments after the grace period of 30 months, with the final maturity in 2025.  The principal amount accrues interest at the TJLP but it limited to 6.0% per year plus a yearly 1.5%.  If TJLP exceeds 6% per year, such excess will be added to the principal amount.  This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services.

Under the BNDES program, we issued three tranches of debentures in the aggregate amount of R$826.1 million.  In November 2009, we issued our tenth tranche of debentures in the aggregate principal amount of R$275.4 million.  The debentures are divided in three series:  the first and third series will mature in November 2020 and the second in December 2020.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.53% per year.  This issuance was entirely subscribed by BNDES.  In February 2011, we issued our fourteenth tranche of debentures, the second tranche out of those three, also subscribed exclusively by BNDES.  These debentures are divided in three series:  the first and third series will mature in February 2022 and the second, in March 2022.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.20% per year.  In October 2013, we concluded our eighteenth issuance of debentures, the third tranche out of those three also subscribed exclusively by BNDES.  These debentures are divided in three series:  the first and third series will mature in October 2024 and the second, in November 2024.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 8.26% per year.  In December 2013, BNDES subscribed to the debentures of the first and second series.  In December 2014 and July 2015, BNDES subscribed in part to the debentures of the third series and will subscribe to the other debentures of the third series in 2017.  We have used the funds raised from the three issuances for investments primarily in the Corporate Program for Water Loss Reduction and on improvements and reforms of the Rio Grande’s water treatment plant, including other projects for water supply and sewage collection systems in the São Paulo Northern Coast, Paraíba Valley and Mantiqueira Regions.

Additionally, in June 2010, we issued 500,000 debentures to the FGTS, based on the FGTS’s program to finance companies in the sanitation, transport and real estate businesses (our twelfth issuance).  The debentures will mature in June 2025 and bear monthly interest based on the TR plus 9.5% per year.  We used the proceeds from the twelfth issuance to fund a portion of our capital expenditure program in the water supply and sewage system.

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

In June 2014, we carried out our nineteenth debentures issuance of R$500 million, with a maturity date of June 2017 and bearing interest, each semester with an interest rate of between 0.80% and 1.08% per year plus the CDI rate.  The proceeds of this issuance were used to pay our financial commitments for 2014 and 2015. In March 2016, we made an extraordinary partial amortization of the 19th issuance of R$300 million, leaving R$200 million of the 19th outstanding until maturity.

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

The financial covenants in our Loans Nos. 713 and 1212 from the IADB require as follows:

•         our tariff revenues must be sufficient to cover the operational expenses of our system, including administrative, operating and maintenance expenses, and depreciation;

•         our tariff revenues must provide a return on the balance sheet value of our property, plant, and equipment of not less than 7%; and

•         during project execution, the balance of our short-term borrowings must not exceed 8.5% of our total equity.

These contracts contain an early maturity clause in the event of non-compliance on our part, of any obligation stipulated therein or in other contracts with the bank relating to the financing of the above-mentioned projects.

The financial covenants in our AB Loan Agreements with the IADB (No. 1983AB) require as follows:

•         our debt service coverage ratio must be greater than or equal to 2.35:1.00; and

•         our ratio of Net Debt (defined as all borrowed money, including debentures and Eurobonds, less interest and financial charges that have been provisioned for the current period) to Adjusted EBITDA (defined as our net income before net financial expenses, income tax and social contribution tax, depreciation and amortization, non-operating income or expenses, and extraordinary items net of income tax and social contribution, as set forth in our consolidated financial statements), each determined on a consolidated basis, must be less than 3.65:1.00.

This contract contains an early maturity clause. In the event of non-compliance with the terms of the contract, the BID can request the anticipated payment of part or all of the loan. The contract also contains cross-default provisions whereby an event of non-compliance on our part relating to any other of our debts with BID or third-parties (in this case, if over US$25 million) allows BID to request the early payment of the loan.

In a Letter Agreement executed on September 30, 2015, the IADB irrevocably agreed not to exercise its right to accelerate its loans to us if our ratio if Net Debt to Adjusted EBITDA is equal to or exceeds 3.65:1.00 for one fiscal quarter only during the period from September 30, 2015 to October 1, 2016. As a result, the IADB will only be able to accelerate its loans to us if we breach this ratio for more than one quarter during that period. This agreement has a cross-default clause. See Note 16 to our financial statements.

The indenture relating to our US$350.0 million 6.25% notes due 2020 prohibit, subject to some exceptions, the incurrence of additional debt in the event that:  (i) the ratio of Adjusted Total Debt to adjusted EBITDA (as defined in the related indentures) is greater than 3.65:1.00:  or (ii) the Debt Service Coverage Ratio (as defined in the related indentures) is less than 2.35:1.00.  This agreement has a cross-default clause, i.e. the early maturity of any debt in connection with our loans or the loans of any of our subsidiaries in a total principal amount of US$25.0 million or more (or the corresponding amount in other currencies) shall imply this agreement’s early maturity.  See Note 16 to our financial statements included in this annual report. In November 2016, the US$140.0 million 7.5% notes due 2016 were completely amortized.

Any significant devaluation of the real will affect the total portion of our debt denominated in foreign currencies when measured in reais.  As a result, the Adjusted Total or Net Debt in reais will be affected, with consequent impact on the ratio between Adjusted Total or Net Debt to adjusted EBITDA.

As of December 31, 2016 and 2015, we had met all the requirements set forth by these loans and financing agreements.

Local currency denominated indebtedness

With respect to our outstanding indebtedness denominated in reais, we are subject to financial covenants.

The covenant clauses apply to all of SABESP’s indebtedness with BNDES, including the 10th, 14th, and 18th issuances of debentures held by BNDES, which totaled R$1,504.2 million as of December 31, 2016.  The only financing agreement which is exempt from the renegotiated financial is contract No. 08.2.0169.  See Note 16 (a) (ii) to our financial statements included in this annual report.

 In summary, the BNDES financings specify two bands for the ratios of Adjusted Net Debt / Adjusted EBITDA, Adjusted EBITDA / Adjusted Financial Expenses, and Other Onerous Debt / Adjusted EBITDA.  The financings also specify a collateral mechanism by which we assign a portion of its tariff payment receivables to BNDES in order to provide a partial guarantee of the amounts due under the financings.  Under this mechanism, each month we must ensure that a portion of the tariff payments which we receive are deposited on a daily basis into a blocked collateral account, before being released to a regular movements account later in the day provided that BNDES has not notified the bank that we are in default.  If the ratio of Adjusted EBITDA / Adjusted Financial Expenses is equal to or higher than 3.50, the ratio of Adjusted Net Debt / Adjusted EBITDA equal to or lower than 3.00, and the Other Onerous Debt / Adjusted EBITDA equal to or lower than 1.00, the amount that must pass through this blocked collateral account is R$218.0 million per month.  If one of the three aforementioned ratios are not met in any two or more quarters, consecutive or not, within a twelve-month period, yet remain within the following band of ratios:  Adjusted EBITDA / Adjusted Financial Expenses lower than 3.50 but equal to or higher than 2.80, Adjusted Net Debt / Adjusted EBITDA equal to or lower than 3.80 but higher than 3.00, and Other Onerous Debt / Adjusted EBITDA equal to or lower than 1.30 but higher than 1.00,  the amount that must pass through the blocked collateral account is automatically increased by 20%.

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

B.    If any one of the ratios specified in A. above are not met in any two or more quarters, consecutive or not, within a twelve-month period, we shall be deemed to be in non-compliance with the first band ratios and must, as a result, automatically increase the amount passing through the blocked collateral account by 20%, provided that the following second band ratios are met:

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

As of December 31, 2016, the amount that must pass through the blocked collateral account is R$218 million per month, not including the financial guarantees for financing contract No. 08.2.0169.1.

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

Our financing agreements with Caixa Econômica Federal do not contain material financial covenants.  The agreement with Caixa Econômica Federal has a cross-default clause.  See Note 16 to our financial statements included in this annual report.

With respect to our outstanding debentures, the twelfth issuance requires us to maintain an Adjusted Current Ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by us that is recorded in current liabilities) higher than 1.0:1.0 and an EBITDA/Financial Expenses Ratio equal to or higher than 1.5:1.0.  The twelfth debenture issuance has an early maturity clause, which is triggered if our credit ratings are downgraded two levels below the “brAA-” Brazil National Scale rating assigned to our debentures by the credit rating agency Standard & Poor’s at the time of their issuance. On February 19, 2016, our credit rating and the one assigned to the twelfth debenture issuance by Standard and Poor’s were both “brA+”. This issuance has a cross-default clause.  See Note 16 to our financial statements included in this annual report.

The tenth, fourteenth and eighteenth issuances follow the covenants set forth with BNDES, as described above, and contain a cross-default clauses.  See Note 16 to our financial statements included in this annual report.

The fifteenth, seventeenth,  nineteenth and twentieth issuances require us to maintain an EBITDA/paid financial expenses ratio equal to or higher than 1.5:1.0 and an adjusted total debt/EBITDA ratio equal to or lower than 3.65:1.0.  These issuances have a cross-default clause.  See Note 16 to our financial statements.

The table below shows the more restrictive covenants ratios and our financial covenants ratios as of December 31, 2016.

	Restrictive Ratios	Ratio as of December 31, 2016
Adjusted EBITDA / Adjusted financial expenses	Equal to or higher than 2.80:1.00	5.35
Adjusted net debt / Adjusted EBITDA	Equal to or lower than 3.80:1.00	2.24
Adjusted total debt / Adjusted EBITDA	Lower than 3.65:1.00	2.58
Other onerous debt1/ Adjusted EBITDA	Equal to or lower than 1.30:1.00	0.73
Adjusted current ratio	Higher than 1.0	1.19
EBITDA/Paid financial expenses	Equal to or higher than 1.50:1.00	6.18

(1)     “Other Onerous Debts” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of December 31, 2016 and 2015, we had met all the requirements set forth by these loans and financing agreements.

Capital Requirements

We have, and expect to continue having, substantial liquidity and capital resource requirements.  These requirements include debt‑service obligations, capital expenditures to maintain, improve and expand our water and sewage systems, and dividend payments and other distributions to our shareholders, including the State.

Capital Expenditures

Historically, we have funded and plan to continue funding our capital expenditures with funds generated by operations and with long‑term financing from international and national multilateral agencies and development banks.  We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year.  In 2016, we recorded R$3.9 billion to improve and expand out water and sewage system and to protect our water source in order to meet the growing demand for water and sewage services in the state of São Paulo.  We have budgeted investments in the amount of approximately R$13.9 billion from 2017 through 2021.  See “Item 4.A. History and Development of the Company – Capital Expenditure Program”.

Dividend Distributions

We are required by our bylaws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to or higher than 25% of the amounts available for distribution.  We declared dividends of R$823.5 million, R$149.9 million and R$252.3 million million in 2016, 2015 and 2014, respectively.  See “Item 7.B. Related Party Transactions – Dividends”.

C.      Research and Development, Patents and Licenses, Etc.

Our policy is to invest continually in the modernization of equipment and identify and evaluate the technology needed to improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability.  In 2016, 2015 and 2014, we invested R$11.9 million, R$14.7 million and R$10.7 million, respectively, in research and development.

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

Some of nine projects concluded in the first round have led to several patents and software registrations requests, including:

•         “Use of Autonomous Microlaboratories to Monitor Phosphorus in Real Time” – This project consists of the development of a microlaboratory to detect phosphorus in water bodies using a more efficient method than traditional processes;

•         “Intensive Monitoring of São Paulo Metropolitan Region Reservoirs, with emphasis on cyanobacteria and its correlation with physical and chemical parameters:  the  Billings case” – One of the results of this project was the development of a forecasting model to determine the concentration of cyanobacteria in water sources; and

•         “Specialized System for the Detection and Diagnosis of Leaks in Urban Water Lines” – This project represents the first phase of the development of a water leakage detection system with less dependence on manual detection by the field operators.  The acoustic signals derived from the leak are recorded on a portable GPS device that generates a database to be posteriorly correlated and analyzed.

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

In May 2013, we launched the second phase of our agreement with FAPESP.  In this second phase, the seven lines of research were defined in greater detail in order to precisely contemplate our needs.  In this phase, 37 proposals were submitted, 10 proposals were approved according to the technical-scientific criteria and eight of them had their agreements signed in 2015, as follows:

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

•         Saxitoxins in Water Supply:  Production of Analytical Standards, Development of Analytical Methodologies and the Degradation Study – USP;

•         Feasibility of the Use of Water Treatment Sludge as Landfill Cover Material and in the Construction of Compacted Soil Landfills - USP;

•         Online Analysis of Water Quality – USP; and

•         Separation Systems by Membranes for the Public Supply of Water:  Hiring Projects Mechanisms and Treatment of Contaminated Underground Water – USP.

In 2015, we entered into a financing agreement with FINEP, for the “Sabesp – Technological Innovations for the Sanitation Sector” plan.  This plan is part of the “FINEP Innovates Brazil” program and aims at supporting Brazilian companies’ plans for strategic investment in innovation.  This plan must detail a company’s targets and goals for the period during which they will receive financing, pursuant to the Federal Government’s “Greater Brazil Plan – PBM”.  This plan consists of four projects, whose costs total approximately R$60 million, as follows:  (i) production system for reused water in urban and industrial uses; (ii) biofiltration units for odor control; (iii) sludge dryer based on solar radiation for sewage treatment stations in the city of Franca, Franca Sewage Treatment Station; and (iv) plasma gasification system for solid waste from sewage treatment plants.

We also entered into an agreement with the Fraunhofer Institute in Germany in 2011 in order to obtain biomethane from the sewage treatment process to be used as fuel for cars  The objective is to mobilize a fleet of 49 cars using biomethane fueled by a sewage treatment process instead of gasoline.  This project has been delayed due to a judicial dispute between the supplier of the equipment and the Fraunhofer Institute which has temporarily impeded the importation of equipment donated to the Fraunhofer Institute.  In 2016, we received the imported equipment.  In 2017, we expect to complete the construction and installation of equipment, and start testing the technology.

In 2016, we signed a technical cooperation agreement with Magni, a representative of the Danish company Liqtech, aiming to test cutting edge ceramic ultra-filtering membranes to treat residual water in our treatment stations.  Tests are schedules for 2017.

In 2016, we also formalized a Memorandum of Understanding with the Danish Water Forum (“DWF”), aiming to enhance technological cooperation to create pilot projects that seek to make our treatment stations more energy-efficient and to fight water loss through the creation of “Measure and Control Districts”, areas of the distribution network temporarily or permanently closed to measure the amount of water entering or leaving.

Seeking energy efficiency in our operations, we established a procedure to calculate the oxygen transfer rate in air diffusers dissolved in sewage treatment plants.  The project also aims to find the best cleaning period and when these devices have to be replaced.  This project remains under review.

We also have developed custom made biofilters to reduce the odor from sewage pumping stations and sewage treatment plants.  Additionally, we have projects linked to the quality and treatment of water, including projects that focus on particularly hard to remove chemical components, and projects that focus on machinery used to control the water treatment process in our treatment stations.

In our waste collection and treatment areas, we have projects that seek to automotize operational processes and develop alternative technologies not used or rarely used in Brazil, such as the use of ultraviolet technology in the disinfection of water planned to be re-used and the use of activated charcoal to minimize odors generated by the waste collection process in cities.

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

•         the impact on our business of  lower water consumption practices adopted by our customers during the water crisis, which may remain in place despite the termination of the measure we adopted to serve the São Paulo metropolitan region during the water crisis;

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

E.      Off‑Balance Sheet Arrangements

We had no off‑balance sheet arrangements as of December 31, 2016.

F.       Tabular Disclosure of Contractual Obligations

Our debt obligations and other contractual obligations as of December 31, 2016 were as follows:

	Less than 1 year	1‑3 years	3‑5 years	More than 5 years	Total
	(in millions of reais)
Loans and financing	1,246.6	3,295.4	2,665.4	4,756.8	11,964.2
Estimated interest payments(1)	533.1	1,146.1	621.1	1,027.8	3,328.1
Accounts payable to suppliers and contractors	312.0	-	-	-	312.0
Services payable	460.1	-	-	-	460.1
Program contract commitments	106.4	70.5	1.9	16.7	195.5
Purchase obligations(2)	2,686.6	3,881.3	1,424.3	7,605.0	15,597.2
Total	5,344.8	8,393.3	4,712.7	13,406.3	31,857.1

(1)     Estimated interest payments on loans and financing were determined considering the interest rates as of December 31, 2016.  However, our loans and financing are subject to variable interest indexation and foreign exchange fluctuations, and these estimated interest payments may differ significantly from payments actually made.  The debt agreements have cross-default clauses.

(2)     The purchase obligations are the contractual obligations of investments and expenses.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders.  Our borrowings are not affected by seasonality.  For information concerning the interest rates on our indebtedness outstanding as of December 31, 2016, see Note 16 to our financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015, 2014 included elsewhere in this annual report.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

Under our bylaws and Brazilian Corporate Law, we are managed by our board of directors (Conselho de Administração), which currently consists of seven directors, and a board of executive officers (Diretoria), which currently consists of six executive officers.

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

Board of Directors

Our bylaws provide for a minimum of five and a maximum of 15 directors.  The members of our board of directors are elected at a general shareholders’ meeting to serve a renewable two‑year term.  Pursuant to our bylaws, our employees have the option to elect one member of our board of directors.  Currently, our employees have not elected a director.  In addition, pursuant to Law No. 6,404/1976 of December 15, 1976, as amended (“Brazilian Corporate Law”), at least one member of the board of directors of mixed capital companies, such as us, must be appointed by the minority shareholders.  Finally, according to the Novo Mercadorules, at least 20.0% of the board of directors must be comprised of independent members.

All the current members of our board of directors were elected at the annual shareholders’ meeting held on April 29, 2016, except for Francisco Luiz Sibut Gomide, who was elected at the annual shareholder’s meeting held on April 28, 2017. The tenure of all the directors will end upon the election of members for the new term at the annual shareholders’ meeting to be held in April 2018.  Currently, we have five members considered independent under the Novo Mercado rules.

Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  Its responsibilities include the establishment of policy and general orientation of our business, and the appointment and supervision of our executive officers.

The following are the names, ages, positions, dates of election and brief biographical descriptions of the current members of our board of directors elected at the shareholders’ meetings on April 29, 2016 and April 28, 2017:

Director	Age	Position	Date Elected
Benedito Pinto Ferreira Braga Junior	69	Chairman	April 29, 2016
Jerson Kelman	69	Member	April 29, 2016
Jerônimo Antunes	61	Independent Member *	April 29, 2016
Reinaldo Guerreiro	64	Independent Member *	April 29, 2016
Francisco Vidal Luna	70	Independent Member *	April 29, 2016
Luís Eduardo Alves de Assis	60	Independent Member *	April 29, 2016
Francisco Luiz Sibut Gomide	71	Independent Member *	April 28, 2017

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

Jerônimo Antunes.  Mr. Antunes has been an independent member of our board of directors and Coordinator of the Audit Committee since April 2008.  He holds a Bachelor’s degree in Business Administration and Accounting and both a Masters’ degrees and a doctorate in Controllership and Accounting from the Business, Economics and Accounting School at the University of São Paulo (Universidade de São Paulo - USP).  He has been a certified independent accountant and consultant in accountability and corporate finance since 1977.  He has been a professor of several MBA courses at USP since 1999, at the Foundation Institute of Accounting, Actuary and Financial Research (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FIPECAFI) since 2000 and at the Foundation Institute of Administration (Fundação Instituto de Administração - FIA) since 2006, among other institutions.  Mr. Antunes has acted as an independent auditor since 1977, an expert and specialist in accounting examinations since 2005, and President of the Audit Committee of Develop São Paulo (Desenvolve SP) since May 2013.  Since July 2015, he is the alternate independent member of the Board of Directors of Petróleo Brasileiro S.A., the independent member of the Board of Directors of Petrobras Distribuidora S.A. and a member of the Audit Committee and Compensation and Succession Committee of Petróleo Brasileiro S.A. Since October 2016, he is President of the Audit Committee of Petróleo Brasileiro S.A. – Petrobras and President of the Audit Committee of Petrobras Distribuidora S.A. Since October 2016, he is member of the Board of Paranapanema S.A.  He is a member of IBGC and was an executive officer of the Institute of Accounting, Actuary and Financial Research (Instituto de Pesquisas Contábeis, Atuariais e Financeiras- IPECAFI), the Brazilian Institute of Independent Auditors (Instituto Brasileiro de Auditores Independentes – IBRACON) and the National Association of Executives in Finance, Administration and Accounting (Associação Nacional de Executivos de Finanças, Administração e Contabilidade– ANEFAC).

Reinaldo Guerreiro.  Mr. Guerreiro has been an independent member of our board of directors since January 2007 and a member of our Audit Committee from January 2007 to May 2017.  He holds a doctorate in Accounting and Controllership, a Master’s degree in Accounting and Controllership and a Bachelor’s degree in Accounting Sciences, all of them from the Business, Economics and Accounting School at the University of São Paulo (Universidade de São Paulo - USP).  Currently, he is a professor and Deputy Head of the Accounting Department at the Business, Economics and Accounting School at USP.  He is a researcher at the National Council for Scientific Development (Conselho Nacional de Desenvolvimento Científico – CNPQ), has authored books in management accounting and has published various scientific articles in domestic and international magazines.  He is a specialized consultant in financial management.  Mr. Guerreiro has worked on various projects in the areas of financial management, costs, budget and IT in a variety of companies, such as Banco do Brasil, Caixa Econômica Federal, Previ and for the São Paulo Government - GESP.

Francisco Vidal Luna.  Mr. Luna has been an independent member of our board of directors since April 2013 and a member of our Audit Committee from April 2013 to September 2016.  He has a doctorate in Economics from the Business, Economics and Accounting School at the University of São Paulo (Universidade de São Paulo - USP) and is a retired professor of the same university.  In the public sector, he has served as the Secretary of Planning for the state and city of São Paulo.  He has also worked at the Treasury Department for the State of São Paulo and the Federal Planning Bureau, among other roles.  Within the private sector, Mr. Luna was Chairman and President of Banco Inter American Express S.A.  At the governmental level, he served as a member of the advisory board of the Superintendency for the Development of the Northeast (Superentendência de Desenvolvimento do Nordeste – Sudene), a member of the board of directors of BNDES; superintendent of the Planning Institute of the Federal Planning Bureau, Special Secretary for Economic Affairs of the Federal Planning Bureau.  At the state level, Mr. Luna has also been the Chairman of the Advisory Board for the division of Economic Affairs of the Secretariat of Finance of the State of São Paulo and Executive Secretary of the Board of Financial Coordination of São Paulo.  Currently, Mr. Luna is a member of the board of directors and the audit committee of Develop São Paulo (Desenvolve SP), a member of the board of directors and the audit committee of Gafisa S.A., a member of the board of directors of Tenda S.A., Chairman of the board of directors of IDBRASIL and the Afro-Brazilian Museum, a member of the board of trustees of the Father Anchieta Foundation (Fundação Padre Anchieta) and an advisory board member of the Foundation of Medical Faculty (Fundação Faculdade de Medicina – FFM).

Luís Eduardo Alves de Assis.  Mr. Assis has been an independent member of our Board of Directors since April 2014 and a member of our Audit Committee since September 30, 2016.  He holds a degree in Economics from the University of São Paulo (Universidade de São Paulo - USP), a Master’s degree from the State University of Campinas (Universidade Estadual de Campinas – UNICAMP) and an MBA from Scuola Superiore Enrico Mattei in Milan, Italy.  He was director of Monetary Policy of the Central Bank of Brazil and a professor in the Department of Economics at the Pontificial University of São Paulo (Pontifícia Universidade Católica de São Paulo - PUC-SP) and at the Getulio Vargas Foundation (Fundação Getulio Vargas - FGV-SP).  He has developed his long career in the financial market, having held the positions of Chief Economist and Investment Director at Citibank, Chief Executive Officer at HSBC Investment Bank Brasil, Chief Operating Officer at HSBC Bank Brasil, Senior Strategic Planning Executive at the HSBC Group in London and Local Director for Latin America at HSBC.  Currently, he serves as the President of Fator Seguradora and writes an opinion column for the newspaper O Estado de São Paulo.

Francisco Luiz Sibut Gomide   Mr. Gomide has been an independent member of our board of directors since April 2017 and a member of our Audit Committee since May 2017. He holds a Bachelor’s degree in Civil Engineering and Economic Sciences from the Federal University of Paraná (Universidade Federal do Paraná) and a PhD in Hydrology and Water Resource from the Colorado State University. He was Minister of Mining and Energy in 2002, President of ESCELSA – Espírito Santo Centrais Elétricas S.A. between 1995 and 2001, President of the Energy Company of Mato Grosso do Sul between 1997 and 2001, General manager of Itaipu Binacional between 1993 and 1995, President and Chief Financial Officer of the Energy Company of Paraná (Companhia Paranaense de Energia – Copel) between 1986 and 1993 and 1983 to 1985, respectively, and Hydraulic Engineer at the Energy Company of Paraná between 1969 and 1982.

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

The following are the names, ages, positions, dates of election and brief biographical descriptions of our board of executive officers:

Executive Officer	Age	Position	Date Elected
Jerson Kelman	69	Chief Executive Officer	June 22, 2015
Manuelito Pereira Magalhães Junior	49	Corporate Management Officer	June 22, 2015
Rui de Britto Álvares Affonso	59	Chief Financial Officer and Investor Relations Officer	June 22, 2015
Paulo Massato Yoshimoto	64	Metropolitan Region Officer	June 22, 2015
Luiz Paulo de Almeida Neto	60	Regional Systems Officer	June 22, 2015
Edison Airoldi	60	Technology, Enterprises and Environment Officer	June 22, 2015

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

In 2016, 2015 and 2014, the aggregate compensation, including benefits in kind granted that we paid to members of our board of directors, board of executive officers and fiscal committee for services in all capacities were R$4.4 million, R$4.6 million and R$4.3 million, respectively.

The tables below sets forth the breakdown of the total compensation received by our directors and members of our board of executive officers and fiscal committee and other data related to their compensation for the periods indicated:

	Year ended December 31,
	2016	2015	2014
	(in thousands of R$, except where indicated otherwise)
Total compensation per administrative body
Board of directors	923	1,139	1,051
Board of executive officers	3,184	3,135	2,899
Fiscal committee	299	324	303
Total amount of compensation	4,406	4,598	4,253
Number of members (in individuals)
Board of directors	8	10	9
Board of executive officers	6	6	6
Fiscal committee	5	5	5
Fixed annual compensation
Salary
Board of directors	710	878	802
Board of executive officers	1,877	1,781	1,654
Fiscal committee	243	252	232
Direct and indirect benefits
Board of directors	213	262	250
Board of executive officers	812	833	741
Fiscal committee	56	72	71
Variable compensation
Bonus
Board of directors	-	-	-
Board of executive officers	494	521	504
Fiscal committee	-	-	-
Maximum amount of compensation
Board of directors	157	157	157
Board of executive officers	618	581	552
Fiscal committee	61	66	64
Minimum amount of compensation
Board of directors	96	96	96
Board of executive officers	420	494	481
Fiscal committee	51	64	64
Average amount of compensation
Board of directors	114	114	117
Board of executive officers	531	489	483
Fiscal committee	61	60	61

Profit Sharing and Pension Plans

We have established a pension and benefit fund (Fundação SABESP de Seguridade Social), or SABESPREV, to provide our employees with retirement and pension benefits.  This pension plan provides benefit payments to former employees and their families.  Both we and our employees make contributions to the pension plan under SABESPREV, which we called as plan G1.  Our total contributions to the pension plan totaled R$24.3 million, R$23.7 million and R$23.0 million in 2016, 2015 and 2014, respectively.  In addition to the pension plan under SABESPREV, we are also required to pay supplemental pension payments relating to the employment contract of certain employees prior to the creation of SABESPREV, which we called as plan G0.  Based on independent actuarial reports, as of December 31, 2016, our obligation under these both plans (G0 and G1) totaled R$3,265.3 million.  For further information on our pension plans see Note 20 to our financial statements included in this annual report.

Beginning in 2008, payments under the profit‑sharing plan were based both on general goals that evaluate us as a whole and on other goals that evaluate the performance our different business units.  Payments are proportionally reduced annually if the goals are not completely achieved.

We recorded profit‑sharing expenses of R$83.7 million, R$76.6 million and R$72.9 million in 2016, 2015 and 2014, respectively.  We do not have a stock‑option plan for our employees.

B.      Board Practices

The members of our board of directors are elected at an annual shareholders’ meeting to serve a renewable two‑year term.  Our next annual shareholders’ meeting will be held on April 28, 2017.  Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  See “Item 6.A. Directors and Senior Management—Board of Directors”.

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

Fiscal Committee (Conselho Fiscal)

Our fiscal committee, which is established on a permanent basis, consists of a minimum of three and a maximum of five members and generally meets once a month.  Our fiscal committee currently consists of five members and five alternates.  Furthermore, each member has his or her respective alternate.  All of the current members of our fiscal committee were elected in the shareholders’ meeting held on April 28, 2017.  Their tenure will end on April 2018.  The primary responsibility of the fiscal committee, which is independent from management and from the external auditors appointed by our board of directors, is to review our financial statements and report on them to our shareholders.

The following are the names, ages, position, date of election and brief biographical descriptions of the current and alternate members of our fiscal committee:

Fiscal Committee Members	Age	Position	Date Elected
Humberto Macedo Puccinelli	59	Member	April 28, 2017
Joaldir Reynaldo Machado	68	Member	April 28, 2017
Pablo Andres Fernandez Uhart	44	Member	April 28, 2017
Rui Brasil Assis	63	Member	April 28, 2017
Alexandre Pedercini Issa	35	Member	April 28, 2017
Rogério Mário Pedace	55	Alternate	April 28, 2017
Geraldo José Sertório Collet Silva	66	Alternate	April 28, 2017
Kelly Lopes Lemes	41	Alternate	April 28, 2017
César Aparecido Martins Louvison	56	Alternate	April 28, 2017
Leticia Pedercini Issa Maia	37	Alternate	April 28, 2017

Humberto Macedo Puccinelli.  Mr. Puccinelli has been a member of our fiscal committee since April 2011.  Mr. Puccinelli holds a degree in Economics from the Pontificial University of São Paulo (Pontifícia Universidade Católica de São Paulo - PUC-SP).  He worked at the Economy and Planning Secretariat State of São Paulo (Secretaria de Planejamento e Gestão do Estado de São Paulo) from 1985 to 1995, at the Health State Department as Assistant Secretary from 1995 to 1996, at the State Treasury from 1996 to 2002, and at the Economy and Planning Secretariat State of São Paulo as Assistant Secretary in 2003.  He has been the Technical Assistant of the State Treasury since January 2004.

Joaldir Reynaldo Machado.  Mr. Machado has been a member of our fiscal committee since April 2015.  He holds a degree in Economics from the School of Economics, Administration and Accounting of the University of São Paulo (Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo – FEA USP).  Currently, he is the Chief of Staff of the Sanitation and Water Resources Secretariat State of São Paulo.  He worked as a Chief of Staff of the Economy and Planning Secretariat State of São Paulo from 2007 to 2013, Chief of the Economy and Planning Secretariat State of São Paulo  in2003, Coordinator of Planning and Evaluation of the Economy and Planning Secretariat State of São Paulo from 1998 to 2003, Advisor of the São Paulo Company of Metropolitan Planning (Empresa Paulista de Planejamento Metropolitano – EMPLASA) Executive Board  from 1992 to 1994, executive of  our Finance Department  from1991 to1992, Chief of Staff of Environment State Secretariat State of São Paulo from 1987 to1991 and has also worked for the SEADE Foundation from 1979 to 1987.

Pablo Andres Fernandez Uhart. Mr. Uhart has been a member of our fiscal committee since April 2017. He holds a Bachelor’s degree in Public Administration from the Getulio Vargas Foundation (Fundação Getúlio Vargas – FGV - SP) and an MBA from the Pontifical Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro – PUC - RJ). He also was an advisor to the São Paulo State Secretary (Secretaria da Fazenda do Estado de São Paulo – FESP) and has more than twenty years of experience in finance, having held the positions of Corporate Controller, Head of Regional Treasury Center and Corporate Finance, and Advisor & Risk Manager at Nestlé from 1995 to 2013.

Rui Brasil Assis.  Mr. Assis has been a member of our fiscal committee since April 2014.  He holds a degree in Civil Engineering from Escola de Engenharia de Lins.  In the public sector, he worked for Lins City Hall from 1980 to 1983, the Water and Electricity Department from 1983 to 1999, the Water Resources, Sanitation and Construction Secretariat from 1999 to 2003, the Energy, Water Resources and Sanitation Secretariat from 2003 to 2007, the Energy Secretariat from 2007 to 2010 and the Sanitation and Water Resources Secretariat since 2011.  Mr. Assis was a member of the deliberative council of the Foundation Agency of Alto Tietê Water Basis (Fundação Agência de Bacia Hidrográfica do Alto Tietê) from 2006 to 2014, the fiscal committee of EMAE from 2007 to 2011, board of directors of the Association for Water Management of the Paraíba do Sul River Basin (AGEVAP) from 2003 to 2006 and the board of directors of the Companhia Ambiental do Estado de São Paulo -CETESB from 1999 to 2007.

Alexandre Pedercini Issa. Mr. Padercini has been a member of our fiscal committee since April 2017. He holds a Bachelor’s degree in Administration from Milton Campos College (Faculdade Milton Campos) and an MBA in Strategic Business Management from the Foundation for Education and Culture of Minas Gerais (Fundação Mineira de Educação e Cultura – FUMEC). He was a member of the Board of Directors of the Sanitation Company of Minas Gerais State (Companhia de Saneamento de Minas Gerais – COPASA) from 2011 to 2016, a member of the fiscal committee of the Telecommunications  provider that is part of the Minas Gerais Energy Company Group (Companhia Energética de Minas Gerais – CEMIG) between 2013 and 2015. Additionally, he is also the founder and administrator of the investment club Letalex.

Rogério Mário Pedace. Mr. Pedace has been a member of our fiscal committee since April 2017. He holds a Bachelor’s degree in Data Processing from the Mackenzie Presbyterian University (Universidade Presbiteriana Mackenzie) and also a Master’s degree from the Armando Álvares Penteado Foundation (Fundação Armando Álvares Penteado – FAAP/CENAP). He is currently the Corporate Management Director of the Securitization Company of the State of São Paulo (Companhia Paulista de Securitização – CPSEC). Mr. Pedace has more than twenty years of experience in Human Resources, and worked at Hay Group (Hay do Brasil Consultores Ltda) from 1997 to 2016, as Business Manager and Consulting Director of key accounts, retail and public sectors.

Geraldo José Sertório Collet Silva. Mr. Silva has been a member of our fiscal committee since April 2017. He holds a Bachelor’s degree in Public Administration from the Getulio Vargas Foundation (Fundação Getúlio Vargas – FGV - SP). Currently, he is the advisor of the Office of the Chief of Staff of the Sanitation and Water Resources Secretariat (Secretaria de Saneamento e Recursos Hídricos). He previously held the same position in the Office of the Chief of Staff of the Planning and Regional Development Secretariat (Secretaria de Planejamento e Desenvolvimento Regional) between 2012 and 2015 and of the Office of the Chief of Staff of the Sanitation and Energy Secretariat (Secretaria de Saneamento e Energia) in 2007. Between 2004 and 2007, he was a member of the fiscal committee of the Official Press of the State of São Paulo (Imprensa Oficial do Estado de São Paulo) and was a member of the fiscal committee of the Energy Company of São Paulo (Cia Energética de São Paulo – CESP) and an alternate member of the fiscal committee of the Metropolitan Water and Energy Company (Empresa Metropolitana de Águas e Energia – EMAE) between 2007 and 2011. Mr. Silva has acted as  a member of the Corporate Management Advisory of the Sanitation and Energy Secretariat (Secretaria de Saneamento e Energia) from 2007 to 2012,  Advisor and Assistant of the coordinating body  of the Chief of Staff of the Economy and Planning Secretariat of the State of São Paulo (Secretaria de Economia e Planejamento do Estado de São Paulo) from 2003 to 2007 and as an administrative Officer of the technical information, documentation and environmental research of the Environment Secretariat of the State of São Paulo (Secretaria do Meio Ambiente do Estado de São Paulo) from 2001 to 2003. He was an Assistant of the area responsible for the Pomar Project and the working fronts of the Environment Secretariat of the State of São Paulo from 1999 to 2001, and worked as an Administrative Officer of the Environmental Resources Protection State Department (Departamento Estadual de Proteção de Recursos Naturais – DEPRN) of the Environment Secretariat of the State of São Paulo (Secretaria do Meio Ambiente do Estado de São Paulo) from 1995 to 1999.

Kelly Lopes Lemes. Ms. Lemes is a member of our fiscal committee since April 2017. She holds a Bachelor’s degree in Law from the Western Paulista University (Universidade do Oeste Paulista – UNOESTE). Ms. Lemes is the coordinator of the central unit of Human Resources of the Management and Planning Secretariat (Secretaria de Planejamento e Gestão) since August 2016 and was previously technical director III at the same institution between March 2014 and March 2016. She was technical assistant of the coordination of the Public Management Secretariat (Secretaria de Gestão Pública) between November 2007 and March 2014. Ms. Lemes was a technical assistant of the Public Administration of the State Civil House (Secretaria da Casa Civil) between July and August of 2006, technical assistant of Planning and Control II at the same Secretariat from May, 2006 and July, 2007, technical assistant of the same Secretariat between September 2005 and May 2006, and technical assistant of Human Resources I of the Secretariat for Penitentiary Administration (Secretaria da Administração Penitenciária) between March 2004 and September 2005.

César Aparecido Martins Louvison. Mr. Louvison has been a member of our fiscal committee since April 2017. He holds a Bachelor’s degree in Law from the University of Marilia (Universidade de Marília) and was a professor in several universities and secondary schools (1981-2006). He is currently the Technical Director III of Hydrological Resources Department and was previously a Public Executive at the Secretariat for Sanitation and Water Resources (Secretaria de Saneamento e Recursos Hídricos do Estado de São Paulo) between 2013 and 2017. He has also been an administrative director of the Barueri Campus of the Pontificial Catholic University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC - SP) between 2010 and 2011, an Administrative Officer of the Office for the Development of Sanitary Education and Mass Immunization (Fomento de Educação Sanitária e Imunização em Massa – FESIMA) between 2000 and 2007, Planning and Control Technical Assistant II of the Justice and Citizenship Defense Secretariat’s Office of the State of São Paulo (Secretaria de Estado da Justiça e Defesa da Cidadania de São Paulo) between 1998 and 1999, and director of the Brazilian detention center for the youth (Fundação do Bem-Estar do Menor – FEBEM-SP) from 1996 to 1998.

Leticia Pedercini Issa Maia. Ms. Pedercini has been a member of our fiscal committee since April 2017. She holds a Bachelor’s degree in Administration from the Administrative School of Minas Gerais (FEAD Minas - Centro de Gestão Empreendedora). She is the founder and manager of Hydrocenter Válvulas Tubos e Conexões Ltda since 2004 and the Chief Financial Officer of GPI Distribuidora since 2012. She has also been the Vice-President of the Fiscal Council of the Sanitation Company of Minas Gerais State (Companhia de Saneamento de Minas Gerais – COPASA) from 2015 to 2016, the President of the Fiscal Council of the Sanitation Company of Minas Gerais State (Companhia de Saneamento de Minas Gerais – COPASA) from 2014 to 2015 and a member of the Fiscal Committee of the Sanitation Company of Minas Gerais State (Companhia de Saneamento de Minas Gerais – COPASA) from 2011 to 2014. Prior to that, she was a portfolio manager at Clube de Investimentos Letalex from 2007 to 2008 and the CFO of Grupo Dismetal from 1999 to 2004.

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

The following are the names, positions and dates of election of the members of our audit committee:

Director	Position	Date Elected
Jerônimo Antunes	Coordinator and Financial Expert	May 14, 2014
Francisco Luiz Sibut Gomide	Member	May 12, 2017
Luís Eduardo Alves de Assis	Member	September 30, 2016

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

Under our bylaws, the resolutions of our regulatory affairs committee shall be binding and our executive board shall be entitled to implement them in the scope of its jurisdiction.  Meetings of our regulatory affairs committee are held at least once a month, if ordinary, and when extraordinary can be called by any of our committee’s members.  In 2015, no meetings of the Regulatory Affairs Committee were conducted due to the redirectioning of efforts of our Board of Executive Officers and other members of our Company in the efforts to mitigate the effects of the water crisis.  In May 2016, the Regulatory Affairs Committee met for the first time since the water crisis.  In total, six meetings were held in 2016.

C.      Employees

As of December 31, 2016, we had 14,137 full‑time employees.  In 2016, we had an average of 886 interns and 472 apprentices (aprendizes), as defined by Federal Law No. 10,097/2000, dated December 19, 2000, as amended.

The following table sets forth the number of our full‑time employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2016	2015	2014
Number of employees by category of activity:
Projects and operations	9,456	9,489	9,788
Administration	2,220	2,211	2,381
Finance	424	440	466
Marketing	2,037	2,083	2,118
Number of employees by corporate division:
Head office	1,389	1,377	1,481
São Paulo metropolitan region	6,634	6,612	6,715
Regional Systems	6,114	6,234	6,557
Total number of employees	14,137	14,223	14,753

The average tenure of our employees is approximately 19 years.  We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security.  We believe that our relations with our employees are generally satisfactory.

Approximately 75% of all our employees are members of unions.  The five main unions that represent our employees are (i) the Union of Workers in Water, Sewage and Environment of the State of São Paulo – SINTAEMA; (ii) workers union of Santos Urban Industries, Baixada Santista region, South Coast and Vale Ribeira – SINTIUS; (iii) the Union of Engineers of the State of São Paulo – SEESP; (iv) the Union of Attorneys of the State of São Paulo – SASP; and (v) the Union of Industrial Technicians of the State of São Paulo – SINTEC.

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

The collective bargaining agreement signed in 2016 resulted in:  (i) a salary increase of 10.03% (which corresponds to the inflation adjustment for the period); (ii) a 10.03% increase in meal vouchers, food stipends and nursery stipends; (iii) maintenance of the clause from the 2014/2015 collective bargaining agreement which guarantees the employment of 98% of our employees; (iv) and maintenance of the Christmas food stipend.

We experienced a two day strike in 2013, which did not interrupt the essential services that we provide.  In 2016, 2015 and 2014 there were no strikes.  Under Brazilian law, our non‑administrative employees are considered “essential employees” and, therefore, are limited in their right to strike.

D.      Share Ownership

As of April 30, 2017, none of our directors and executive officers owned any of our common shares.  See “Item 7.A. Major Shareholder” for more information.

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

The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of April 30, 2017:

	Common shares
	Shares	%
State of São Paulo	343,524,285	50.3%
Directors and executive officers of Sabesp	-	-
Others	339,985,584	49.7%
Total(1)	683,509,869	100.0%

(1)     As of April 30, 2017, 49.7% of our outstanding common shares were held by 6,357 registered shareholders in Brazil.

As of April 30, 2017, 19.2% of our outstanding common shares were held in the United States, in the form of ADSs.  According to the ADS depositary’s records, which contain information regarding the ownership of our ADSs, there were, in April 2017, 32 record holders of ADSs in the United States.

On May 12, 2017, we announced that the State of São Paulo’s Privatization Program Board, established by State Law No. 9,361/1996, dated as of July 5, 1996, resolved to take the following measures:

(i) to proceed with studies aiming to provide alternatives to our current capitalization model;

(ii) our hiring of the International Finance Corporation, a member institution of the World Bank Group; and

(iii) the conclusion of an agreement between us and the São Paulo State Government, through the Secretariat of Sanitation and Water Resources and the Secretariat of Finance, to delineate the scope of the International Finance Corporation’s hiring and to govern the relationship between the contracting parties, including the proportional reimbursement of expenses.

The proposed capitalization plan provides for the creation of a new parent company to which the State of São Paulo would transfer all of its ownership interest in us, thus maintaining direct control over our operations through this new parent company. In the process, institutional investors may be invited to participate in the new company’s capital, but the State of São Paulo will in any case retain sufficient shareholding interest to exercise corporate control, as required by law.

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

Rendering Services

We provide water and sewage services to the federal government, state and municipal governments and government entities in the ordinary course of our business.  Gross revenue from sales to the State, including State entities, totaled R$445.7 million in 2016, R$357.5 million in 2015 and R$412.0 million in 2014.  Our accounts receivable from the State for water supply and sewage services totaled R$77.4 million and R$66.3 million, as of December 31, 2016 and 2015, respectively.  In addition, as required by law, we invest our cash and cash equivalents with government financial institutions.

Payment of Pensions

Pursuant to a law enacted by the State, certain former employees of some State owned companies that provided services to us in the past and later merged to form our Company acquired a legal right to receive supplemental pension benefit payments.  These rights are referred to as “Plan G0”.  These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor.  In 2016, 2015 and 2014, we made payments to former employees of R$178.7 million, R$158.9 million and R$149.9 million, respectively, in respect of Plan G0.  The State made reimbursements in 2016, 2015 and 2014 in the amounts of R$139.5 million, R$121.7 million and R$112.5 million, respectively.

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

On October 29, 2003, the Public Prosecution Office of the State of São Paulo (Ministério Público do Estado de São Paulo), on behalf of the people of the State, brought a civil public action in a Trial Court of the State of São Paulo (12 Vara da Fazenda Pública do Estado de São Paulo) alleging that a transfer to us of ownership of the Alto Tietê system reservoirs from the DAEE would be illegal.  An injunction against the transfer of ownership of such reservoirs was granted but was later reversed.  However, in October 2004, the court of first instance handed down its judgment on the civil public action and declared the agreement between us, DAEE and State of São Paulo null and void.  This decision was suspended by us, and the State treasury and DAEE appealed the decision.  On August 23, 2010, the appeal was denied.  We have petitioned for clarification of the appeal court’s decision and will seek to take the case to the Supreme Court.  The effects of the appeal court’s decision will be suspended until the end of the legal process.  We have assessed that it is not probable that we will ultimately prevail in our appeal, which would prohibit the transfer of the reservoirs in payment of the accounts receivable due from the State.

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

The principal amount will be paid in 180 installments, as follows:

•         The first 24 installments were settled by an immediate transfer of 2,221,000 preferred shares issued by the São Paulo Company of Electric Power Transmission (Companhia de Transmissão de Energia Elétrica Paulista - CTEEP), totaling R$87.2 million, based on the share closing price as of March 17, 2015. As of April 20, 2016, the Company sold these shares for R$111.1 million; and

•         The amount of R$609.1 million will be adjusted by the IPCA until the date when the payments start and will be paid in cash in 156 monthly installments beginning on April 5, 2017.  When payments begin, installments will be adjusted by IPCA plus simple interest of 0.5% per month.

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

In addition to the Undisputed Reimbursement Amount, there is an outstanding balance relating to the Disputed Reimbursement Amount.  As of December 31, 2016, the Disputed Reimbursement Amount amounted to R$937.0 million, but due to the uncertainty regarding the recovery of the amount our management decided not to recognize the reimbursements. See Note 10 to our financial statements included in this annual report regarding the Disputed Reimbursement Amount.  We and the State have agreed that the dispute relating to the Disputed Reimbursement Amount will not prevent us from carrying out the commitments made in the December 2001 agreement.

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

Finally, the third amendment to the December 2001 agreement established that the Public Attorney’s Office of the State of São Paulo, or the Public Attorney’s Office, would issue a revised interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount.  At that time, we believed that the Public Attorney’s Office would issue a revised interpretation which would have helped us bring the negotiations with the State to a conclusion.  However, contrary to our expectations, the Public Attorney’s Office interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount refuted the reimbursement of the largest portion of this amount.  As of December 31, 2016, we had made a provision of R$2,512.1 million in our pension obligations accounts in respect of the pension benefit obligation of Plan G0.

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

We currently have an investment plan in place that reflects our obligations under the convênio and addresses their compatibility with the sanitation plans of the State, the city of São Paulo and, if necessary, the São Paulo metropolitan region.  The investment plan is not irrevocable and is reviewed every four years by our management committee.  We draft a detailed work plan every two years, particularly with respect to the investments to be executed in the subsequent period.  In December 2016, we concluded the first four-year revision of our contract with the city of São Paulo, which altered our service quality, investment and investment tracking targets.  However, the issue of the 7.5% charge was not discussed.

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

Furthermore, the federal government has guaranteed, and the State has provided a counter‑guarantee, in respect of the financial agreements we entered into with the IADB (i) in 1992 and 2000 for the total original aggregate amount of US$600.0 million related to the financing of the first and second phases of the Tietê River recovery project to reduce pollution; and (ii) in 2010 for the aggregate amount of US$600 million related to the financing of the third phase of the Tiête River project.  The federal government has also guaranteed and the State of São Paulo has provided a counter‑guarantee, in respect of the financial agreement we entered with the IBRD in the amount of US$100 million for the Water Source Program (Programa Mananciais).

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

Use of Reservoirs

We draw water for use in the São Paulo metropolitan area from the Guarapiranga and Billings reservoirs.  We do not pay any fees for the use of these reservoirs, although we are responsible for maintaining them and funding their operating costs.  The State incurs no operating costs on our behalf.

Empresa Metropolitana de Águas e Energia S.A., or EMAE, a company that is also controlled by the State of São Paulo, has a concession to produce hydroelectric energy using water from the same reservoirs.  EMAE commenced various lawsuits against us in the past seeking compensation for the water we draw from these reservoirs.  That settlement agreement cannot take effect, however, until it has been has been approved by our company, EMAE and ANEEL.  It has already been approved by our company, and was approved by ANEEL on December 30, 2016; but it must still be approved by EMAE’s shareholders in a shareholders’ meeting.

The agreement, if approved, will settle the compensation arrangements between EMAE and our company regarding compensation for our capture and use of the water in the one hand, as well as apportionment of the maintenance, operation and monitoring costs for the reservoirs on the other hand.  It will require us to pay the following amounts to EMAE:

•         R$46.3 million, plus inflation adjustments indexed to the IPCA index, payable in five annual installments from April 2017 through April 2022, plus

•         R$6.6 million, plus inflation adjustments indexed to the IPCA index, payable in 25 annual installments from October 2017 through October 2042.

If we fail to pay any installment to EMAE when due, all remaining amounts to be paid under the agreement will become immediately due and payable.

Agreements with Lower Tariffs

We have entered into agreements with public entities, including State entities and municipalities, which manage approximately 6,399 properties.  Under these agreements, these public entities pay a different tariff which is approximately 25.0% lower than the tariff that applies for the public entities that have not entered into these agreements, provided such entities implement our Program for Rational Use of Water (Programa de Uso Racional da Água – PURA), which has a fixed target for reduction or maintenance of water consumption, according to technical evaluations carried out by us.  These agreements are valid for a 12‑month term with automatic renewal for equal periods.  Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

Personnel Assignment Agreement among Entities Related to the State Government

We have personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed.  The expenses related to personnel assigned by us to other state government entities in 2016, 2015 and 2014 amounted to R$10.4 million, R$10.5 million and R$9.7 million, respectively.

The expenses related to personnel assigned by other entities to us totaled R$0.01 million in 2016, R$0.3 million in 2015 and R$0.5 million in 2014.

Services Obtained from State Government Entities

As of December 31, 2016 and 2015, we had an outstanding amount payable of R$1.9 million and R$2.2 million, respectively, for services rendered by São Paulo State government entities, including the supply of electric power by the Energy Company of São Paulo (Companhia Energética de São Paulo –CESP).

Non‑operating Assets

We lend land, free of charge, to DAEE.  Such non‑operating assets totaled R$1.0 million as of December 31, 2016 and 2015.

Transactions with SABESPREV Pension Fund

SABESPREV is a pension fund we established to provide our employees with retirement and pension benefits.  The assets of SABESPREV are independently held, but we nominate 50.0% of SABESPREV’s board of directors, including the chairman of the board, who has the deciding vote pursuant to the applicable legislation.  Both we and our employees make contributions to SABESPREV pension plans.  We contributed R$10.8 million, R$9.5 million and R$8.9 million in 2016, 2015 and 2014, respectively.  On May 29, 2001, a federal law was enacted which, among other provisions, limits the amount mixed capital companies, like us, may contribute to their pension plans.  Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of these plans.

Our original pension plan (the Defined Benefit Plan) has an actuarial deficit.  We have commenced studies to manage this deficit and have also created a new, defined contribution plan, SABESPREV Mais.  Our new plan was approved by Previc in June 2010, after which our old plan stopped accepting new members.  Contributions to the new plan are also shared between plan members and Sabesp, and benefits are established based on the balance of the individual member’s account when payment on his or her benefit begins.  This balance consists of contributions and profitability obtained when applying resources.  We intended to have members of the old plan migrate their reserves to the new plan.  This migration was interrupted by a judicial order as a result of proceedings brought by representative entities for our employees and ex‑employees.  In October 2010, the judge presiding over the case pronounced in an interim decision that people and reserves were not allowed to migrate between the plans until a further decision was made.  This decision also prevents the plan from charging contributions to account for the deficit for those who remained covered by the original plan.  In September 2012, the judge presiding over the case ordered a financial expert inspection and in early 2013 a financial expert was appointed to the case.  The results of this inspection were unfavorable to the representative entities for our employees and ex‑employees and in 2016 the proceeding was dismissed, revoking the interim decision made in October 2010.

In 2016, participants were again offered the ability to migrate according to the rules established by the regulatory authority.  In The Retiree and Pensioneer Association filed a judicial proceeding questioning the amounts that were transferred from the benefits plan to the individual accounts of the participants who migrated to the defined contribution plan.  We are awaiting a judicial decision with respect to this, although this has not delayed the implementation, starting in December 2016, of the exceptional charge to cover the deficit relating to the participants who continued participating in the defined contribution plan.

Compensation of Management

The compensation paid by us to the members of our board of directors, board of executive officers and fiscal committee amounted to R$3.9 million, R$4.1 million and R$3.8 million in 2016, 2015 and 2014, respectively, and it refers to salaries and other short‑term benefits management.  An additional R$0.5 million, R$0.5 million and R$0.5 million related to the bonus program was accrued to executive officers in 2016, 2015 and 2014.

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

We entered into loan agreements with the special purpose enterprises Aquapolo Ambiental S.A. on March 30, 2012 and Attend Ambiental S.A. on May 9, 2014 under which we made loans to finance their respective operations, until their loans due to banks are cleared.

The table below summarizes the terms of those agreements at December 31, 2016:

Companies	Principal disbursed	Interest balance	Total	Interest rate	Maturity
Attend Ambiental S.A.	5,400	3,071	8,471	SELIC + 3.5% p.a.	(1)
Aquapolo Ambiental S.A.	5,629	6,090	11,719	CDI + 1.2% p.a.	04/30/2016(2)
Aquapolo Ambiental S.A.	19,000	13,217	32,217	CDI + 1.2% p.a.	10/30/2015(2)
Total	30,029	22,378	52,407	-	-

___________________

(1)     The loan agreement with Attend Ambiental S.A. had a renewable term of 180 days, starting from the date the funds were made available to the borrower.  The credit facility became overdue on May 11, 2015 and is subject to default interest, including monetary correction based on the General Market Price Index (Índice Geral de Preços do Mercado, or IGP-M), a 2% penalty fee and interest on arrears of 1% per month.  This contract is currently being renegotiated among the parties.

(2)     The loan agreement for R$19 million originally matured on April 30, 2015 but was extended to October 30, 2015.  We are currently renegotiating the payment and maturity terms of both loan agreements with Aquapolo Ambiental S.A.

As a result of the negotiations with these borrowers, we have reclassified the principal of R$30.0 million and interest of R$22.4 million from “Other receivables” in current assets to “Other receivables” in noncurrent assets until new payment terms are agreed upon.  As of December 31, 2016, the total principal and interest due under these loan agreements is R$52.4 million.  The nonpayments reduced our financial income by R$7.1 million in 2016.

Pró-Conexão

In 2012, the State of São Paulo approved a project to subsidize connections to the sewage system for low‑income families.  Initially intended to last eight years, the project involves capital expenditures of up to R$349.5 million of which 80% will be provided by the State government and 20% by us.  In this period we expect that this program will create 192,000 new sewage connections benefiting approximately 800,000 people.

As of December 2015 we had completed approximately 23,000 sewage connections under the Pró-Conexão program.  Due to adjustments in our investment plan, no progress was made on this program in 2016.  However, we expect to recommence construction work in 2017.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

A.      Financial Statements and Other Financial Information

See “Item 18. Financial Statements”.

Legal Proceedings

We are currently subject to numerous legal proceedings relating to civil, tax, labor, corporate and environmental issues arising in the normal course of our business.  Several individual disputes account for a significant part of the total amount of claims against us.  Our material legal proceedings are described in Note 19 to our financial statements included in this annual report, and that description is incorporated by reference under this Item.

Civil Public Actions Related to Environmental Matters

We are subject to administrative and judicial proceedings, including proceedings initiated by the Companhia Ambiental do Estado de Sao Paulo (CETESB), the Office of the Public Prosecutor of the State of São Paulo and non-governmental organizations.  These proceedings result from alleged environmental damage and relief sought against us includes:  (i) cessation of the release of raw sewage into certain local bodies of water; (ii) remedies, in some cases, for environmental damages that have not yet been specified and evaluated by the court’s technical experts; (iii) requirements to install and operate sewage treatment facilities in locations referred to in the civil public actions; and (iv) imposition of a limit on water extracted from the water springs most affected by the water crisis.  In certain cases, we are subject to daily fines for non‑compliance.  In our response to these lawsuits, we note that the installation and operation of sewage treatment facilities in locations referred to in the civil public actions is included in our investment plan.  There have already been unfavorable judicial decisions against us and their effects may include:  (i) investment in works or services not considered by our long‑term investment plan; (ii) early execution of works or services that were considered for execution in future years in our long‑term investment plan; (iii) payments related to environmental indemnification; and (iv) a negative impact on our image in national and international markets and in public bodies.

Although we are not able to predict the final outcome of these lawsuits, we believe that the outcome, if unfavorable to us, may have a material adverse effect on us. We recognize provisions for classify certain of these proceedings as defined in Note 3.15 to our financial statements included in this annual report. As of December 31, 2016 we have provisions totalling R$149.1 million for the matters stated in Note 19 to our financial statements included in this annual report.

Other Legal Proceedings

The Civil Entity Coordination Committee of Piracicaba  on December 30, 2003  filed a civil public action against us, the National Water Agency and the State of São Paulo Treasury Department seeking, among other claims for relief:  (i) the termination of use of 31 m3/s of water from one of the municipality’s reservoirs; (ii) the creation of a schedule to regulate water use and withdrawal from the Piracicaba river basin by the Cantareira system to eliminate possible damage to populations downstream; and (iii) the development of an environmental impact study on the Cantareira system evaluating the impact of water use and withdrawal on the various basins that constitute the system.  In August 2012, this civil public action was decided favorably for us in two lower courts, and the plaintiff’s appeal to a higher court seeking special and extraordinary recourse was denied based on inadmissibility.  We are currently awaiting a court decision on the action brought by the plaintiff against the decisions of inadmissibility cited.  The amount involved in this proceeding as of December 31, 2016 is R$24.4 billion.  We have assessed that we do not have a current obligation as a result of a past event, and accordingly have not made any provisions.

The Public Prosecutor’s Office of the State of São Paulo on November 30, 2012 filed a civil public action against us seeking:  (i) the nullification of the contract we entered with the Municipality of São Paulo on June 23, 2010 regarding the service of water supply and sewage services; (ii) our exclusion from BM&FBovespa’s Corporate Sustainability Index; and (iii) sewage treatment coverage of the entire Municipality of São Paulo by 2018.  The plaintiff’s request for an injunction was denied, and the courts maintained this decision after we presented our defense.  On November 18, 2014, the case was dismissed in the first instance, and the plaintiff then appealed this dismissal.  We are currently waiting the court’s ruling on the appeal.  The amount involved in these proceedings is R$15.6 billion as of December 31, 2016.  We have assessed that we do not have a current obligation as a result of a past event, and accordingly have not made any provisions.

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

We are required to maintain a legal reserve, to which we must allocate 5.0% of net profits for each fiscal year until the amount for such reserve equals 20.0% of our paid‑in capital.  However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30.0% of our capital.  Net losses, if any, may be offset against the legal reserve.  As of December 31, 2016, 2015 and 2014 the balance of our legal reserve was R$923.3 million, R$785.0 million and R$758.1 million, respectively, which was equal to 9.3%, 7.8% and 12.2%, respectively, of our capital.

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

Under Brazilian Corporate Law, any company may authorize in its bylaws the creation of a discretionary reserve.  Bylaws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve.  We may also allocate a portion of our net profits for discretionary allocations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by our shareholders.  Under Law No. 10,303/2001 of October 31, 2001, as amended, capital budgets for more than one year must be revised at each annual shareholders’ meeting.  After completion of the relevant capital projects, we may retain the allocation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings.  As of December 31, 2016, 2015 and 2014 we had an investment reserve of R$5,249.8 million, R$3,273.6 million and R$2,914.0 million, respectively.

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

In general, shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil.  The common shares underlying our ADSs are held in Brazil by Banco Itaú Unibanco S.A., as the custodian and agent for the depositary, which is the registered owner of the common shares underlying the ADSs.  Our current registrar is Banco Bradesco S.A.  The depositary electronically registers the common shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to these shares eligible to be remitted outside Brazil.  See “Item 10.D. Exchange Controls”.

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

Dividends and interest on shareholders’ equity over the minimum established in a company’s bylaws are recognized when approved by the shareholders in the general meeting.  Consequently, the amounts recognized as of December 31, 2016 correspond to the minimum established by law of 25.0% of the net income and the difference of R$823.5 million will be recorded in 2017 after the annual shareholders’ meeting.

Distributions of dividends

The following table sets forth the distributions of dividends that we made to our shareholders in respect of our 2016, 2015 and 2014 earnings.  All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Year ended December 31,	Aggregate amount distributed	Payment Dates	Payment per share	Payment per ADS
	(in millions of reais)			(in reais)
2016	823.5	*	1.20	1.20
2015	149.9	June 28, 2016	0.22	0.22
2014	252.3	June 29, 2015	0.37	0.37

*              We recorded dividends in the amount of R$699.9 million, which pursuant to our bylaws is our minimum dividend amount.  The dividends will be paid within 60 days after the annual general meeting, which has been convened for April 28, 2017.

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

ITEM 9.            THE OFFER AND LISTING

A.      Offer and Listing Details

Market Price of Common Shares

Our common shares have been listed on the BM&FBOVESPA under the symbol “SBSP3” since June 4, 1997 and, starting on April 24, 2002, have been included in the Novo Mercado segment of that exchange.  As of December 31, 2016, we had 5,675 registered holders of common shares.

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

	Reais per common share		U.S. dollar equivalent per ADS(1)
	Low	High	Low	High	Average daily trading volume
2017
January	28.37	32.61	8.67	10.30	1,307,886
February	31.46	34.38	9.99	11.17	1,659,506
March	30.20	33.65	9.82	10.82	1,634,391
April	29.20	34.14	9.19	11.04	2,175,333
2016	16.62	33.70	4.11	10.51	1,973,766
First Quarter	16.62	21.32	4.11	5.27	1,551,121
Second Quarter	25.59	29.08	7.12	9.06	2,469,756
Third Quarter	28.39	31.49	8.50	9.58	1,450,438
Fourth Quarter	26.58	33.70	7.98	10.51	1,688,341
2015	13.25	20.29	5.10	5.45	1,341,147
First quarter	13.25	19.40	5.10	6.10	1,474,031
Second quarter	15.74	19.65	5.07	6.46	1,314,025
Third quarter	14.50	18.99	4.09	5.92	1,273,028
Fourth quarter	16.00	20.29	4.02	5.45	1,306,283
2014	15.98	25.96	5.83	10.83	1,432,670
First quarter	19.61	25.96	8.37	10.83	1,605,502
Second quarter	19.60	24.35	8.81	10.81	1,386,168
Third quarter	19.30	23.97	8.47	10.78	1,398,368
Fourth quarter	15.98	20.50	5.83	8.07	1,343,589
2013	19.55	32.13	8.15	15.95	1,373,958
First quarter	85.00	96.40	41.90	47.87	557,193
Second quarter(2)	20.40	31.38	9.06	15.66	1,755,594
Third quarter	19.55	23.96	8.15	10.76	1,719,845
Fourth quarter	21.40	26.55	9.70	11.28	1,401,226
2012	50.42	92.48	53.97	91.52	409,457
First quarter	50.42	69.66	53.97	76.46	372,200
Second quarter	68.50	77.32	74.85	74.48	321,627
Third quarter	75.67	92.48	74.51	91.52	417,208
Fourth quarter	80.54	90.50	76.98	89.40	534,115

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

The table below sets forth, for the periods indicated, the reported high and low closing prices for our ADSs on the NYSE.

	Price in U.S. dollars per ADS
	Low	High	Average daily trading volume
2017
January	8.81	10.38	1,370,278
February	10.01	11.13	1,594,407
March	9.76	10.74	1,593,465
April	9.71	10.90	1,918,998
2016	4.07	10.52	2,317,594
First quarter	4.07	6.64	2,079,094
Second quarter	5.45	6.65	2,571,512
Third quarter	6.12	9.71	2,680,041
Fourth quarter	7.89	10.52	1,774,031
2015	3.57	6.56	2,300,672
First quarter	4.86	6.39	2,987,516
Second quarter	5.00	6.56	2,212,398
Third quarter	3.57	5.93	2,299,456
Fourth quarter	3.88	5.38	1,734,132
2014	5.86	10.93	2,554,714
First quarter	8.39	10.83	2,781,129
Second quarter	8.86	10.93	2,281,039
Third quarter	8.11	10.86	2,197,585
Fourth quarter	5.86	8.56	2,965,438
2013	41.60	48.63	490,280
First quarter(1)	9.33	15.88	1,649,436
Second quarter(2)	8.38	10.82	2,055,875
Third quarter	9.76	11.45	1,725,844
Fourth quarter	41.60	48.63	490,280
2012	56.62	91.48	311,242
First quarter	56.62	76.86	325,938
Second quarter	68.90	80.18	328,410
Third quarter	74.49	91.48	316,824
Fourth quarter	78.16	88.35	321,333

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

Capital Reserve

Our capital reserve consists of tax incentives and donations from government agencies and private entities received through December 31, 2007.  In 2014, we added to our capital the amount of R$124.3 million held in the capital reserve account as of December 31, 2013.

Investment Reserve

Our investment reserve is comprised specifically of internal funds for expansion of water and sewage service systems.  As of December 31, 2016, we had an investment reserve of R$5,249.8 million.

Legal Reserve

Under Brazilian Corporate Law, we are required to record a legal reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20.0% of paid‑in capital.  Any accumulated deficit may be charged against the legal reserve.  As of December 31, 2016, the balance of our legal reserve was R$932.3 million.

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

The amount of any dividend paid in reais will equal the U.S. dollar value of the reais received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder, in the case of common shares, or by the Depositary, in the case of ADSs, regardless of whether the reais are converted into U.S. dollars.  If the reais received as a dividend are not converted into U.S. dollars on the date of receipt, the U.S. holder will have a tax basis in the reais equal to their U.S. dollar value on the date of receipt.  Any gain or loss realized on a subsequent conversion or other disposition of the reaiswill be foreign currency gain or loss that is treated as U.S. source ordinary income or loss.  If dividends paid in reaisare converted into U.S. dollars on the day they are received by the U.S. holder or the Depositary, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any reaisreceived by the U.S. holder or the Depositary or its agent are not converted into U.S. dollars on the date of receipt.

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

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to various market risks, in particular, foreign currency risk and interest rate risk.  We are exposed to foreign currency risk because a substantial portion of our financial indebtedness is denominated in foreign currencies, primarily the U.S. dollar, while we generate all of our net operating revenues in reais.  Similarly, we are subject to interest rate risk based upon changes in interest rates, which affect our net financial expenses.  For further information on our market risks, see Note 5 to our financial statements included in this annual report.

Exchange Rate Risk

As of December 31, 2016 and 2015, R$5,660.4 million and R$6,617.8 million, or 47.3% and 50.4%, respectively, of our debt obligations were denominated in foreign currencies.  As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations.

Exchange Rate Sensitivity

We estimate that the potential loss to us in connection with U.S. dollar and yen-denominated debt that would have resulted as of December 31, 2016, 2015 and 2014 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar and yen against the real would have been approximately R$56.6 million, R$66.2 million and R$43.5 million, respectively.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$566.0 million, R$661.8 million and R$434.6 million as of December 31, 2016, 2015 and 2014, respectively.

The fluctuation of the real in relation to the U.S. dollar and yen for the years ended December 31, 2016, 2015 and 2014 were as follows:

	Year ended December 31,
	2016	2015	2014
	(in percentages)
Depreciation (appreciation) of the real in relation to the U.S. dollar	(16.5)	47.0	13.4
Depreciation (appreciation) of the real in relation to the yen	(13.8)	46.0	(0.4)

We have not contracted derivative financial instruments in the years ended December 31, 2016, 2015 and 2014.

For further information regarding foreign currency risk, see Note 5.1(a) to our 2016 financial statements included in this annual report.

As of December 31, 2016, 2015 and 2014, we had no short‑term indebtedness outstanding, other than the current portion of long‑term debt.

Interest Rate Risk

As of December 31, 2016 and 2015, R$1,541.3 million, or 12.9%, and R$1,504.8 million, or 11.5%, respectively, of our total debt outstanding balance denominated in reais was based on variable rates of interest based on the UPR, which is equivalent to the TR.  In addition, as of December 31, 2016 and 2015, R$1,104.3 million, or 9.2%, and R$1,651.1 million, or 12.6%, respectively, of our total debt denominated in reais was subject to interest rates based on the CDI.  As of December 31, 2016 and 2015, R$2,416.6 million and R$2,938.6 million, respectively, of our foreign-currency denominated debt was based on the IADB and the IBRD variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

As of December 31, 2016 and 2015, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the IADB or IBRD variable rates. However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government.  We invest these excess funds, which totaled R$1,886.2 million and R$1,562.0 million as of December 31, 2016 and 2015, respectively, mainly in short-term instruments.  As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn interest based on the CDI.  In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$119.6 million, R$131.2 million and R$107.9 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities as of December 31, 2016, 2015 and 2014, respectively, had occurred.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 1000 basis points change in these interest rates would have resulted in losses of approximately R$1,196.4 million, R$1,312.2 million, R$1,078.6 million as of December 31, 2016, 2015 and 2014, respectively.  This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year, as applicable, and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities.

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

The tables below provide information about our interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2016.  For the foreign currency denominated obligations, these amounts have been converted at the selling rates as of December 31, 2016 and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

	As of December 31, 2016
	Expected maturity date
	2017	2018	2019	2020 and after	Total	Average annual interest rate
	(in millions, except percentages)
Assets
Cash equivalents denominated in reais	1,886.2	-	-	-	1,886.2

Liabilities
Long‑term debt (current and noncurrent portion)
Floating rate, denominated in reais indexed by TR or UPR	112.4	109.4	110.8	1,208.6	1,541.2	10.0%
Floating rate, denominated in reais indexed by TJLP	164.6	162.5	171.0	833.9	1,332.0	9.4%
Floating rate, denominated in reais indexed by IPCA	123.2	381.7	642.2	626.6	1,773.7	13.3%
Floating rate, denominated in reais indexed by CDI	464.8	394.0	245.5	-	1,104.3	16.2%
Fixed rate, denominated in reais	14.9	39.1	29.1	469.4	552.5
Floating rate, denominated in U.S. dollars	289.5	426.2	415.1	1,770.9	2,901.7	3.3%
Fixed rate, denominated in Yen	73.1	63.5	105.2	1,375.4	1,617.2	1.6%
Fixed rate, denominated in U.S. dollars	4.1	-	-	1,137.4	1,141.5	3.2%
Total long‑term debt	1,246.6	1,576.4	1,718.9	7,422.2	11,964.1	7.6%

UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to TR, which  was 0.1449% per month as of December 31, 2016; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 13.63% per annum as of December 31, 2016; IGP‑M was 7.17% per annum as of December 31, 2016; TJLP stands for Long‑term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 7.5% per annum as of December 31, 2016.

The percentage of our indebtedness subject to fixed and floating interest rate is as follows:

	As of December 31,
	2016	2015	2014
Floating rate debt:
Denominated in U.S. dollars	24.3%	22.3%	18.1%
Denominated in reais	48.1%	45.5%	55.2%
Fixed rate debt:
Denominated in reais	4.6%	4.1%	4.5%
Denominated in Yen	13.5%	13.4%	10.0%
Denominated in U.S. dollars	9.5%	14.7%	12.2%
Total	100.0%	100.0%	100.0%

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

Reimbursement of Fees Incurred in 2016

From January 1, 2016 to December 31, 2016, we received reimbursements in the amount of US$7.9 million for standard out‑of‑pocket maintenance costs for the ADRs, any applicable performance indicators relating to the ADR facility, marketing fees and legal fees.

 Part II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

A.      Disclosure Controls and Procedures

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13a‑15(e), as of the year ended December 31, 2016.

As a result of this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were both designed and effective at the reasonable assurance level as of December 31, 2016, that the information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial and Investor Relations Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2016 based on the criteria established in “Internal Control —Integrated Framework” issued by COSO in 2013.

As a result of the assessment described above, our management concluded that as of December 31, 2016, we maintained effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by COSO in 2013.

Our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting.  That report is included below.

C.      Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo - SABESP:

We have audited Companhia de Saneamento Básico do Estado de São Paulo - SABESP’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Companhia de Saneamento Básico do Estado de São Paulo - SABESP’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management´s annual report on internal control over financial reporting”. Our responsibility is to express an opinion on the Companhia de Saneamento Básico do Estado de São Paulo - SABESP’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Companhia de Saneamento Básico do Estado de São Paulo - SABESP maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statement of financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2016, and the related income statement, statements of comprehensive income, changes in equity, and cash flows for the year then ended, and our report dated May 15, 2017 expressed an unqualified opinion on those financial statements.

/s/ KPMG Auditores Independentes

São Paulo – Brazil

May 15, 2017

D.      Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

B.      Code of Ethics

We have adopted a code of business conduct and ethics, as defined in Item 16B of Form 20‑F under the Exchange Act.  Our code of business conduct and ethics, called Code of Ethics and Conduct, applies to all of our employees, including our directors, chief executive officer, chief financial and investor relations officer and head of accounting, as well as our suppliers and third‑party contractors.  To ensure compliance with the Code of Ethics and Conduct, we have an Ethics Committee and an internal Whistle-Blower Channel, as well as a Corporate Accountability Procedure and an Ombudsman Office as well as a Customer Service that receive external complaints.  The internal channel can receive anonymous whistle blowing.  The results of the investigations are forwarded to the Audit Committee.  Cases of recurrence are reported to the Ethics Committee, which urges the related departments to develop preventive actions.  In 2016, 154 events were reported to the Whistle-Blower Channel, 65.0% of which were verified and 35.0% are under investigation.  Out of the total, 17.0% refer to misconduct, such as moral harassment, discrimination, persecution and unfair treatment.  During 2016, 64 of our employees or outsourced employees received penalties (6 warnings, 7 suspensions and 51 dismissals).  Our Ethics Committee is also responsible for addressing relevant inquiries and interpreting the norms of the Code of Ethics for all of our employees.  Our Code of Ethics and Conduct is available on our web site at http://www.sabesp.com.br at the following location:  Investors Relations – Corporate Governance.  If we amend the provisions of our Code of Ethics and Conduct, or if we grant any waiver of such provisions, we will disclose the amendment or waiver on our web site at the same address.  You can obtain copies of our Code of Ethics and Conduct, without charge, upon request to sabesp.ri@sabesp.com.br.

C.      Principal Accountant Fees and Services

KPMG Auditores Independentes served as our independent registered public accounting firm for the year ended December 31, 2016.  KPMG Auditores Independentes’ activity began with the review of our interim financial information reporting for the second quarter of 2016.

Deloitte Touche Tohmatsu Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2015, 2014, 2013, and 2012.

The following table presents the aggregate fees for professional services and other services rendered to us by KPMG Auditores Independentes and Deloitte Touche Tohmatsu Auditores Independentes in 2016 and 2015:

	Year ended December 31,
	2016	2015
	(in millions of reais)
Audit Fees(1)	1.9	1.7
Audit‑Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	1.9	1.7

(1)     Audit Fees are the fees billed by our independent auditors for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Pre‑approval policies and procedures

Pursuant to Brazilian law, our board of directors is responsible, among other matters, for the selection, dismissal and oversight of our independent registered public accounting firm.  Our management is required to obtain the board of directors’ approval before engaging an independent registered public accounting firm to provide any audit or permitted non‑audit services to us.  The Brazilian Federal and State Public Bidding Laws also apply to us with respect to obtaining services from third parties for our business, including the services provided by our independent registered public accounting firm.  As part of the bidding process, the independent registered public accounting firm is required to submit proposals, and is then selected by us based on certain criteria including technical expertise and cost.

KPMG Auditores Independentes did not provide any non-audit services to us in 2016.  Deloitte Touche Tohmatsu Auditores Independentes did not provide any non-audit services to us in 2016 or 2015.

D.      Exemptions from the Listing Standards for Audit Committees

None

E.      Purchases of Equity Securities by Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F.       CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

1.	In accordance with CVM Instruction 308/99, as amended, we have retained KPMG Auditores Independentes for the external audit of our company, replacing Deloitte Touche Tohmatsu Auditores Independentes.
2.

The appointment occurred due to the expiry of our contract with Deloitte Touche Tohmatsu Auditores Independentes, which was limited to 60 months in compliance with legislation applicable to us (Clause 57 of Law 8666/93). This appointment ended upon the issuance of their review report for statutory purposes for the first quarter of 2016 on May 12, 2016.

3.

Deloitte Touche Tohmatsu Auditores Independentes’ audit reports of our financial statements for 2015 and 2014 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

4.

During the financial years ended December 31, 2015 and 2014 and through May 12, 2016, except as described below, we had no disagreements with Deloitte Touche Tohmatsu Auditores Independentes on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte Touche Tohmatsu Auditores Independentes, would have caused Deloitte Touche Tohmatsu Auditores Independentes to make reference to the subject matter of such disagreements in its reports on our financial statements and ICFR - Internal control Over Financial Reporting for such periods.

5.

Deloitte Touche Tohmatsu Auditores Independentes identified a material weakness in our internal controls over financial reporting related to our control over the interpretation and application of the accounting treatment for the acquisition of a 30-year concession awarded to Sabesp by the Municipality of Santos in 2015.  Deloitte Touche Tohmatsu Auditores Independentes proposed an adjustment during the performance of their 2015 interim procedures to correct the accounting treatment. This adjustment was recorded in our annual financial statements for the year ended December 31, 2015.

6.

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

7.

Our Management believes that alternative interpretations are possible regarding the accounting treatment.  On the basis of the amount involved, our Management did not consider the related adjustment to be material. Furthermore, this transaction was subject to our regular approval and control process.

             .                           154

8.

Consequently, our Management does not believe there was a control deficiency or a material weakness in the design or operation of our internal control over financial reporting related to this transaction.

9.	Our Management’s conclusion was later confirmed by the opinion of a renowned accountancy advisory firm in Brazil that we retained in early 2016 to provide an opinion on this matter.
10.

Deloitte Touche Tohmatsu Auditores Independentes issued an adverse audit report on the effectiveness of our internal control over financial reporting as of December 31, 2015, which was included in our Annual Report on Form 20-F for the year ended December 31, 2015.

11.

During the financial years ended December 31, 2015 and 2014 and through May 12, 2016, there have been no reportable events as defined under Item 16F(a)(1)(v) of Form 20-F, except for the matter mentioned above.

12.

We have provided Deloitte Touche Tohmatsu Auditores Independentes with a copy of this annual report prior to its filing with the SEC and requested that Deloitte Touche Tohmatsu Auditores Independentes furnish a letter addressed to the SEC stating whether it agrees with the statements made in this Item 16F.  A copy of Deloitte Touche Tohmatsu Auditores Independentes’s letter to the SEC dated May 15, 2017 is included as Exhibit 15.1 to this annual report.

13.

On June 22, 2016, we engaged KPMG Auditores Independentes as our new independent registered public accounting firm to audit our financial statements.  The decision to engage KPMG Auditores Independentes was approved by our board of directors at a meeting on June 16, 2016.

14.

Prior to the engagement of KPMG Auditores Independentes as our independent registered public accounting firm, we had not previously consulted with KPMG Auditores Independentes regarding (1) the application of accounting principles to a specific completed or contemplated transaction, (2) the type of audit opinion that might be rendered on our financial statements, or (3) a reportable event (as provided in Item 16F(a)(1)(v) of Form 20-F) during our two most recent fiscal years and any later interim period, including the interim period up to and including the date that KPMG Auditores Independentes was engaged.

       G.      Corporate Governance

Required Changes to Corporate Governance Practices of Brazilian Government-Controlled Companies

On June 30, 2016, Federal Law No. 13,303/16 came into force in Brazil.  This law sets new corporate governance standards for Brazilian government-owned and mixed capital companies like our company, as well as their subsidiaries.  The new law also sets new rules that these companies must follow in public bidding procedures and when contracting third parties.

Although the federal law gave the companies concerned two years in which to comply with the new standards, the State of São Paulo has decided that companies controlled by the State, like our company, must comply by the end of 2017.

In terms of corporate governance, the new law requires significant changes to internal controls and strengthens the rights not only of our shareholders, but also of any interested party, to inspect the finances and running of the company.  It requires us to publish periodically a series of documents and reports to demonstrate our level of commitment to our business objectives, the financial impact of those commitments, and our policies and practices in terms of corporate governance and sustainability, among other things.  Those documents and reports must be accompanied by further explanations, in plain language, that can be understood by the general public.

In order to comply with this law we will need to change our management structure, our by-laws and our Code of Ethics and Conduct.  Among other requirements, we will need to implement the following rules:

•         At least 25% of the members of the Board of Directors must be independent, in accordance with the definition of director independence set by Brazilian law (or, for companies whose minority shareholders exercise multiple votes, at least one of the directors must be independent).

•         All directors and officers must have the same term of office, which may not be longer than two years.  They may be re-elected up to a maximum of three times consecutively.

•         The performance of the executive officers, directors and members of board committees must be subjected to yearly evaluation with respect to, at a minimum, the following matters:

a.       the lawfulness and effectiveness of their management performance;

b.       their contribution to the company’s income for the year; and

c.        their contribution to furthering the objectives in the company’s business plan and compliance with its long-term strategy.

The new law requires that all officers and directors of the company must satisfy certain technical standards, in addition to the general requirement that they be of good reputation and have knowledge of the business sector concerned.  These technical standards include satisfying both Point 1 and Point 2 below:

1.       The individual must satisfy at least one of the requirements under (a), (b) or (c) of this Point 1:

a.       a minimum of 10 years’ experience in an appointed position, in either the public or private sector, in a business area that is similar or related to the company’s business purpose; or

b.       a minimum of four years’ exercise of any one of (i), (ii) or (iii) below:

                                                               i.      a senior management position in a company with a similar business purpose or similar size; or

                                                              ii.      a position in the public sector that involves a high degree of trust (i.e., at level DAS-4 or higher); or

                                                            iii.      a position as professor or researcher in the company’s business sectors; or

c.        a minimum of four years’ practice as an independent professional in one or more areas that are directly or indirectly related to the company’s business sectors;

and:

2.       The individual must satisfy the requirements of both (a) and (b) of this Point 2:

a.       the individual must have received sufficient training for the position for which she or he has been nominated; and

b.       the individual must not have been declared ineligible for such position in accordance with applicable law.

We are in the process of implementing the requirements of the new legislation and we believe that we will have completed the implementation process by the end of 2017, as required by the State of São Paulo.

Significant Differences between our Current Corporate Governance Practices and NYSE Corporate Governance Standards

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

The following discussion summarizes the significant differences between our current corporate governance practices (which will remain in effect until we implement Federal Law No. 13,303/16) and those required of U.S. listed companies:

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors.  Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company.  Brazilian law does not have a similar requirement.  Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board.  However, both the Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors.  Our board of directors must have a minimum of five members, and 20% of the board (even if the board consists of more than five members) must be independent as defined under Novo Mercado Regulations.  Currently, five of our seven directors are independent, pursuant to the Novo Mercado Listing Regulations.  We believe these rules provide adequate assurances that our directors are independent; however, they do not require that we have a majority of independent directors, as required under the NYSE rules.

Executive Sessions

NYSE rules require that the non‑management directors must meet at regularly scheduled executive sessions without management present.  The Brazilian Corporate Law does not have a similar provision.  According to the Brazilian Corporate Law, up to one‑third of the members of the board of directors can be elected from management.  There is no requirement that non‑management directors meet regularly without management.  Our chairperson and Chief Executive Officer is a member of our board of directors.  All other members of our board of directors meet the NYSE’s definition of “non‑management” directors.  The non‑management directors on our board do not typically meet in executive session.  Our board of directors consists of five non‑management directors.

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

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.  However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian Corporate Law.  Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance.  The audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps coordinate their activities.  It also evaluates the effectiveness of our internal financial and legal compliance controls.  The audit committee comprises three members elected by the board of directors for a two‑year term with the right to re‑election, all three of which are independent.  The current members of our audit committee are Jerônimo Antunes, Francisco Luiz Sibut Gomide and Luís Eduardo Alves de Assis.  All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements.  Jerônimo Antunes is the committee’s “financial expert” within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

Corporate Risks Management Committee

In 2009, our board of executive officers created a Corporate Risks Management Committee, which is responsible for: (a) evaluating the maximum level of risk that our Management should incur in our operations in order to obtain planned results; (b) evaluating the identification, measurement, treatment and processing of risks in action plans; and (c) forwarding statements, proposals and evaluations to the audit committee and to the board of executive officers for review, and submitting such statements, proposals and evaluations to the board of directors for approval.  The Corporate Risks Management Committee has a coordinator and consists of representatives from the following management divisions: CEO’s Office; Corporate Management; Technology, Enterprises and Environment; Metropolitan; Economics and Finance and Investor Relations; and Regional Systems.

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

H.      Mine Safety Disclosure

Not applicable.

 Part III

ITEM 17.         FINANCIAL STATEMENTS

Not applicable.

ITEM 18.         FINANCIAL STATEMENTS

The following financial statements, together with the reports of the independent registered public accounting firms, are filed as part of this annual report.  See “Index to Financial Statements”.

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

4.17	Term of Agreement between the Registrant, the State of São Paulo and the DAEE, dated March 18, 2015 (English translation) (incorporated by reference to the Form 6‑K filed on April 15, 2015).
4.18	Notice of Transactions with Related Parties, dated November 9, 2016, (English translation) (incorporated by reference to the Form 6-K filed on November 16, 2016)
11.1	Code of Ethics and Conduct dated June 1, 2014 (English translation) (incorporated by reference to the Form 6‑K filed on July 24, 2014).
12.1	Certification of Jerson Kelman, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Jerson Kelman, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2

Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Letter from Deloitte Touche Tohmatsu Auditores Independentes to the SEC, dated May 15, 2017 regarding the change in independent public accounting firm.

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

Date:  May 15, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financial Statements as at December 31, 2016 and 2015

And for the years ended

December 31, 2016, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

We have audited the accompanying statement of financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2016, and the related income statement, statements of comprehensive income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustment to the previously reported segment information for 2015 and 2014 described in note 24 to the financial statements. In our opinion, such adjustments to the 2015 and 2014 segment information are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2015 and 2014 financial statements of the Company other than with respect to the restatement of previously reported segment information and, accordingly, we do not express an opinion or any other form of assurance on the 2015 and 2014 financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Companhia de Saneamento Básico do Estado de São Paulo - SABESP’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 15, 2017 expressed an unqualified opinion on the effectiveness of the Companhia de Saneamento Básico do Estado de São Paulo - SABESP’s internal control over financial reporting.

/s/ KPMG Auditores Independentes

São Paulo – Brazil

May 15, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

FINANCIAL STATEMENTS

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

We have audited, before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in Note 24 to the financial statements, the accompanying statement of financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) as of December 31, 2015, and the related statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements, before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in Note 24 to the financial statements, present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2015, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in Note 24 to the financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

São Paulo, Brazil

May 11, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Financial Position as of December 31, 2016 and 2015

Amounts in thousands of reais

Assets	Note	December 31, 2016	December 31, 2015
Current assets
Cash and cash equivalents	7	1,886,221	1,639,214
Trade receivables	9 (a)	1,557,472	1,326,972
Accounts receivable from related parties	10 (a)	202,553	156,155
Inventories		58,002	64,066
Restricted cash	8	24,078	29,156
Recoverable taxes	17 (a)	42,633	77,828
Other receivables		52,676	156,942
Total current assets		3,823,635	3,450,333

Noncurrent assets
Trade receivables	9 (a)	153,834	182,616
Accounts receivable from related parties	10 (a)	669,156	715,952
Escrow deposits		77,915	76,663
Deferred income tax and social contribution	18	186,345	128,242
Water National Agency – ANA	11	81,221	88,368
Other receivables		114,693	140,676

Investments	12	31,096	28,105
Investment properties	13	57,968	56,957
Intangible assets	14	31,246,788	28,513,626
Property, plant and equipment	15	302,383	325,076

Total noncurrent assets		32,921,399	30,256,281
Total assets		36,745,034	33,706,614

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Financial Position as of December 31, 2016 and 2015, continued

Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2016	December 31, 2015
Current liabilities
Trade payables and contractors		311,960	248,158
Current portion of long-term borrowings and financing	16	1,246,567	1,526,262
Accrued payroll and related taxes		458,299	347,976
Taxes and contributions	17 (b)	168,757	107,295
Interest on capital	22 (c)	700,034	127,441
Provisions	19 (a)	730,334	631,890
Services payable	21	460,054	387,279
Public-Private Partnership - PPP	14 (h)	31,898	33,255
Program Contract Commitments	14 (d) (iv)	109,042	228,659
Other liabilities		85,563	102,101
Total current liabilities		4,302,508	3,740,316

Noncurrent liabilities
Borrowings and financing	16	10,717,576	11,595,338
Deferred Cofins and PASEP		138,071	132,921
Provisions	19 (a)	442,741	450,324
Pension obligations	20 (b)	3,265,250	2,832,216
Public-Private Partnership - PPP	14 (h)	2,217,520	1,001,778
Program Contract Commitments	14 (d) (iv)	69,051	92,055
Other liabilities		173,106	145,060
Total noncurrent liabilities		17,023,315	16,249,692

Total liabilities		21,325,823	19,990,008

Equity	22
Capital stock		10,000,000	10,000,000
Earnings reserves		6,244,859	4,069,988
Other comprehensive loss		(825,648)	(353,382)
Total equity		15,419,211	13,716,606
Total equity and liabilities		36,745,034	33,706,614

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Income Statements for the

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	Note	2016	2015	2014

Net operating revenue	26 (b)	14,098,208	11,711,569	11,213,216
Cost of services	27	(9,013,120)	(8,260,763)	(7,635,599)

Gross profit		5,085,088	3,450,806	3,577,617

Selling expenses	27	(730,047)	(598,125)	(736,608)
Administrative income (expenses)	27	(934,896)	44,958	(924,359)
Other operating income (expenses), net	29	4,722	143,755	(3,488)
Equity in results of investments in affiliaties	12	4,740	2,597	(2,453)

Profit from operations before finance income (expenses) and income tax and social contribution		3,429,607	3,043,991	1,910,709

Financial expenses	28	(839,891)	(859,732)	(712,293)
Financial revenues	28	448,710	395,234	422,732
Exchange result, net	28	1,090,628	(1,991,964)	(346,305)

Financial expenses, net		699,447	(2,456,462)	(635,866)

Profit before income tax and social contribution		4,129,054	587,529	1,274,843

Income tax and social contribution
Current	18 (d)	(1,121,289)	(1,226)	(437,417)
Deferred	18 (d)	(60,667)	(50,024)	65,557
		(1,181,956)	(51,250)	(371,860)
Profit for the year		2,947,098	536,279	902,983
Earnings per share – basic and diluted (in reais)	23	4.31	0.78	1,32

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Comprehensive Income for the

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais

	Note	2016	2015	2014
Profit for the year		2,947,098	536,279	902,983
Other comprehensive income (loss)		(472,266)	36,366	(256,217)
Items which will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit plans	20 (b)	(472,266)	36,366	(256,217)
Total comprehensive income for the year		2,474,832	572,645	646,766

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

				Earnings reserves
	Note	Capital stock	Capital reserve	Legal Reserve	Investment reserve	Additional dividend proposed	Retained earnings	Other comprehensive loss	Total
Balances as of December 31, 2013		6,203,688	124,255	712,992	5,980,535	42,862	-	(133,531)	12,930,801
Net income for the year		-	-	-	-	-	902,983	-	902,983
Actuarial gains (losses)	20 (b)	-	-	-	-	-	-	(256,217)	(256,217)
Total comprehensive income for the year		-	-	-	-	-	902,983	(256,217)	646,766
Legal reserve	22 (d)	-	-	45,149	-	-	(45,149)	-	-
Interest on capital (R$0.3138 per share)	22 (c)	-	-	-	-	-	(214,458)	-	(214,458)
2013 additional proposed dividends, approved (R$0.1180 per share)		-	-	-	-	(42,862)	-	-	(42,862)
Additional proposed dividends	22 (c)	-	-	-	-	37,846	(37,846)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends		-	-	-	-	(15,844)	-	-	(15,844)
Capitalization of reserves		3,796,312	(124,255)	-	(3,672,057)
Transfer to investments reserve		-	-	-	605,530	-	(605,530)	-	-
Balances as of December 31, 2014		10,000,000	-	758,141	2,914,008	22,002	-	(389,748)	13,304,403
Net income for the year		-	-	-	-	-	536,279	-	536,279
Actuarial gains (losses)	20 (b)	-	-	-	-	-	-	36,366	36,366
Total comprehensive income for the year		-	-	-	-	-	536,279	36,366	572,645
Legal reserve	22 (d)	-	-	26,814	-	-	(26,814)	-	-
Interest on capital (R$0.1863 per share)	22 (c)	-	-	-	-	-	(127,366)	-	(127,366)
2014 additional proposed dividends, approved (R$0.0554 per share)		-	-	-	-	(22,002)	-	-	(22,002)
Additional proposed dividends	22 (c)	-	-	-	-	22,527	(22,527)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends		-	-	-	-	(11,074)	-	-	(11,074)
Transfer to investments reserve		-	-	-	359,572	-	(359,572)	-	-
Balances as of December 31, 2015		10,000,000	-	784,955	3,273,580	11,453	-	(353,382)	13,716,606

Net income for the year		-	-	-	-	-	2,947,098	-	2,947,098
Actuarial gains (losses)	20 (b)	-	-	-	-	-	-	(472,266)	(472,266)
Total comprehensive income for the year		-	-	-	-	-	2,947,098	(472,266)	2,474,832
Legal Reserve	22 (d)	-	-	147,355	-	-	(147,355)	-	-
Interest on capital (R$1.0240 per share)	22 (c)	-	-	-	-	-	(699,936)	-	(699,936)
2015 additional proposed dividends, approved (R$0.0330 per share)		-	-	-	-	(11,453)	-	-	(11,453)
Additional proposed dividends	22 (c)	-	-	-	-	123,557	(123,557)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends		-	-	-	-	(60,838)	-	-	(60,838)
Transfer to investments reserve	22 (f)	-	-	-	1,976,250	-	(1,976,250)	-	-
Balances as of December 31, 2016		10,000,000	-	932,310	5,249,830	62,719	-	(825,648)	15,419,211

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2016	December 31, 2015	December 31, 2014
Cash flow from operating activities
Profit before income tax and social contribution	4,129,054	587,529	1,274,843
Adjustments for:
Depreciation and amortization	1,146,626	1,074,032	1,004,471
Residual value of property, plant and equipment and intangible assets written-off	15,168	52,040	48,248
Bad debt expense	90,488	2,420	139,589
Provisions and inflation adjustment	276,654	(4,706)	236,122
Pension plan liabilities – early reduction (curtailment)	(334,152)	-	-
Interest calculated on borrowings and financing payable	449,470	474,056	379,489
Inflation adjustment and exchange gains (losses) on borrowings and financing	(969,430)	2,163,754	443,414
Interest and inflation adjustment on liabilities	24,297	27,168	17,900
Interest and inflation adjustment on assets	(80,675)	(130,762)	(36,227)
Finance charges from customers	(207,789)	(125,966)	(195,948)
Margin of fair value on intangible assets arising from concession	(81,513)	(72,908)	(62,520)
Provision for Consent Decree (TAC)	89,083	(15,601)	52,008
Equity in results of investments in affiliaties	(4,740)	(2,597)	2,453
Provision from São Paulo agreement	-	11,252	(23,306)
Provision for pension plan - Sabesprev Mais	235	8,349	8,395
Pension obligations	377,886	352,710	289,294
Other adjustments	24,412	(6,103)	43,543
GESP Agreement	-	(696,283)	-
	4,945,074	3,698,384	3,621,768
Changes in assets
Trade receivables	(34,665)	(111,738)	363,343
Accounts receivable from related parties	(3,163)	(2,818)	42,670
Inventories	7,156	(550)	(8,699)
Recoverable taxes	35,195	70,940	(148,578)
Escrow deposits	33,232	35,083	4,528
Other receivables	144,920	(9,785)	(47,590)
Changes in liabilities
Trade payables and contractors	6,371	(18,314)	(85)
Services payable	72,775	57,054	19,071
Accrued payroll and related taxes	21,240	(24,394)	21,037
Taxes and contributions payable	(90,325)	35,947	28,383
Deferred Cofins/PASEP	5,150	3,570	(498)
Provisions	(185,793)	(133,427)	(196,157)
Pension obligations	(201,736)	(182,514)	(172,820)
Other liabilities	17,842	(47,607)	(6,946)
Cash generated from operations	4,773,273	3,369,831	3,519,427

Interest paid	(739,944)	(710,688)	(603,563)
Income tax and social contribution paid	(1,029,737)	(17,743)	(435,612)
Net cash generated from operating activities	3,003,592	2,641,400	2,480,252
Cash flows from investing activities
Acquisition of intangible	(2,108,167)	(2,397,352)	(2,658,857)
Restricted cash	5,078	(9,406)	(9,417)
Investment increase	-	(2,540)	(16)
Purchase of property, plant and equipment	(27,631)	(54,794)	(89,451)
Dividends received	-	4,612	-
Net cash used in investing activities	(2,130,720)	(2,459,480)	(2,757,741)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2016, 2015 and 2014, continued

Amounts in thousands of reais

	December 31, 2016	December 31, 2015	December 31, 2014

Cash flows from financing activities
Borrowings and financing
Proceeds from loans	1,250,524	1,303,296	1,258,101
Payment of loans	(1,535,312)	(1,292,322)	(529,535)
Payment of interest on capital	(139,399)	(202,115)	(467,469)
Public-Private Partnership - PPP	(30,498)	(23,799)	(4,189)
Program Contract Commitments	(171,180)	(50,757)	(38,429)
Net cash generated by (used in) financing activities	(625,865)	(265,697)	218,479

Net increase/(decrease) in cash and cash equivalents	247,007	(83,777)	(59,010)

Represented by :
Cash and cash equivalents at the beginning of the year	1,639,214	1,722,991	1,782,001
Cash and cash equivalents at the end of the year	1,886,221	1,639,214	1,722,991
Net increase/(decrease) in cash and cash equivalents	247,007	(83,777)	(59,010)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

In addition to providing basic sanitation services in the State of São Paulo, SABESP may performs these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of December 31, 2016, the Company operated water and sewage services in 366 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. As of November 9, 2016, the Company signed an agreement with the municipality of Santa Branca, stipulating the beginning of operations for February 2017; thus, Santa Branca is not included in the aforementioned 366 municipalities. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of municipality is serviced by wholesale, it was not included in the 366 municipalities. As of December 31, 2016, the Company had 369 contracts.

SABESP is not temporarily operating in some municipalities due to judicial orders. The lawsuits in progress refer to Macatuba and Cajobi, and the carrying amount of these municipalities’ intangible assets was R$4,345 as of December 31, 2016 (R$4,345 as of December 31, 2015).

As of December 31, 2016, 54 concession agreements (53 as of December 31, 2015) had expired and are being negotiated. From 2017 to 2030, 34 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By December 31, 2016, 281 program and services contracts were signed (278 contracts as of December 31, 2015).

As of December 31, 2016, the carrying amount of the underlying assets used in the 54 concessions of the municipalities under negotiation totaled R$6,582,569, accounting for 21.07% of the total, and the related gross revenue for the year ended December 31, 2016 totaled R$1,811,003, accounting for 12.19% of the total.

The Company’s operations are concentrated in the municipality of São Paulo, which represents 55.46% of the gross revenues on December 31, 2016 (51.79% on December 31, 2015 and 49.42% in December 2014) and 46.57% of intangible assets (43.37% on December 31, 2015).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

On June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law.  This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services. On the same date, the State of São Paulo, the Municipality of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treatment of water;

iii. collect, transport, treatment and final dispose of  sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

The Company operates under an authorization by public deed in some municipalities in the Santos coast region and in the Ribeira Valley, where the Company started to operate after the merger of the companies that formed it. In September 2015, the Company entered into a water supply and sewage public utility services agreement with the municipality  of Santos; the gross revenue calculated in the year ended December 31, 2016 totaled R$280,689 (R$269,530 in the year ended December 31, 2015) and the intangible asset was R$303,540 in the year ended December 31, 2016 (R$310,693 as of December 31, 2015).

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012, which amended Article 7°-A of Law 11,578, of November 26, 2007, allowed the provision of public basic sanitation services to be executed until December 31, 2016.

The Company’s Management understands that in the municipalities where the concession agreements were not yet renewed, the operation is governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

The 2014-2015 water condition presented the lowest rainfall and inflow ever seen in 85 years, especially in the reservoirs composing the Cantareira System.  During the rainy season, from October 2015  to  March  2016, rainfall in the region returned to the normal levels expected for the period which, jointly with the various measures adopted by the Company to mitigate water shortage impacts, the collaboration of the population in water saving and the emergency works undertaken in 2014 and 2015 resulted in the recovery of water levels in the reservoirs of the Cantareira System.

Consequently, since May 1, 2016, the Water Consumption Reduction Incentive Program. effective since  February 2014, and the Contingency Tariff, effective as of January 2015, were cancelled.

In December 2016, the reservoirs in the São Paulo Metropolitan Region stored 1.2 trillion litters of water for treatment, versus 703 billion litters in December 2015, including the technical reserve.

However, although the measures adopted in 2014 and 2015 to ensure water supply in the São Paulo Metropolitan Region were discontinued in 2016, billed water volume has not reached pre-crisis levels yet, which is a sign that consumer habits may have changed. Another factor that probably played a role in the decline of consumption in 2016 was the slowdown in the Brazilian economy.

At the end of 2017 and beginning of 2018 two important projects aimed to increase water security in the São Paulo Metropolitan Region are expected to be concluded, as follows: (i) the Jaguarí-Atibainha interconnection, which will transfer up to 5.13 cubic meters per second (m³/s) from the Paraíba do Sul Basin to the Cantareira System; and (ii) the construction of the São Lourenço Production System, which will expand water production and capacity by 6 m³/s.

In 2016, the water monthly production for the São Paulo Metropolitan Region averaged 58.5 m³/s, compared to 52.0 m³/s in 2015, 62.2 m³/s in 2014 and 69.1 m³/s in 2013, the year before the beginning of the water crisis.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Management expects that with improved water conditions, the generation of operating cash and the credit lines available for investment, the Company will have sufficient funds to meet its commitments and not compromise its necessary investments.

See other disclosures about this matter in Note 26 – operating revenue.

These financial statements were approved by Management on May 15, 2017.

2             Basis of preparation and presentation of the financial statements

The financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board – IASB.  All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The financial statements have been prepared under the historical cost except for certain financial instruments measured at fair value when required by the standards.

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

3.1  Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, overdraft accounts and other short-term highly liquid investments with original maturities less than three months as of the investment date, with an insignificant risk of changing value.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

3.2  Financial assets and liabilities

Financial Asset - Classification

The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, borrowings and receivables, held-to-maturity and available for sale.  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of the financial assets at inception.   As of December 31, 2016, the Company did not have financial assets classified under the fair value through profit or loss, held-to-maturity and available- for-sale financial instruments  category. As of December 31, 2015, the Company held CTEEP shares only, classified as held-for-trading financial assets, which were measured at fair value through profit or loss.

Borrowings and receivables

These comprise receivables, which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market.  Borrowings and receivables are presented in current assets, except for those with maturity of more than 12 months after the reporting date (these are classified as noncurrent assets).  The Company's borrowings and receivables include cash and cash equivalents, restrict cash, balances of trade receivables, accounts receivable from related parties, other receivables, receivables from the Water National Agency – ANA.  Borrowings and receivables are recorded at fair value and subsequently at amortized cost, under the effective interest rate method.

Financial Liabilities - Classification

The Company classifies its financial liabilities into the following categories: measured at fair value through profit or loss and other liabilities.  Classification depends on the purpose to which the financial liabilities were assumed.  As of December 31, 2016 and 2015, the Company did not have liabilities classified into the “fair value through profit or loss” category.

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

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

3.3  Operating revenue

(a)         Revenue from sanitation services

Revenue from sanitation services are recognized as the water is consumed and services are provided. Revenues, including the revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services. Revenue is shown net of value-added tax, rebates and discounts. Unbilled revenues represent incurred revenues in which the services were provided, but not yet billed until the end of the each period and are recorded as trade receivables based on monthly estimates of the completed services. Concerning revenues of wholesale municipal governments, which do not pay the full invoice, the Company establishes an allowance for doubtful accounts upon invoicing in revenue reduction account.

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

(b)         Construction revenue

Revenue from concession construction contracts is recognized in accordance with IFRIC 12 (Service Concession Arrangements) and IAS 11 (Construction Contracts), using the percentage-of-completion method, provided that the applicable conditions for application are fulfilled.  The percentage of completion is calculated from the ratio of the actual costs incurred on the balance sheet date to the planned total costs (cost-to-cost method).  Revenue from cost plus contracts is recognized by reference to the construction costs incurred during the period plus a fee earned. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added construction costs, resulting in the construction revenue.

3.4  Trade receivables and allowance for doubtful accounts

Trade receivables are amounts due from customers for services performed in the ordinary course of business.  These are classified as current assets, except when maturity exceeds 12 months after the end of the reporting period.  In these cases, they are presented as noncurrent assets.

The Company establishes an allowance for doubtful accounts for receivable balances at an amount that Management considers to be sufficient to cover eventual losses. The analysis is carried out based on objective accounts receivable data, past receipts and existing guarantees and it does not expect to incur additional significant losses

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

3.5  Inventories

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

The Company also maintains few assets for indeterminate use in the future, i.e., it is not defined if the Company will use these assets in the operation or sell them in the short term during the ordinary course of business.

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

Subsequent costs included in the existing asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be measured reliably.  Repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

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

Donations in assets, received from third parties and governmental entities, to allow the Company to render water and sewage supply services are not recorded in the Company’s financial statements, since these assets are controlled by the concession grantor.

Financial resources received as donations for the construction of infrastructure are recorded under “Other operating income”.

(a)         Concession arrangements/program

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

SABESP's rights over infrastructure operated under concession arrangements is accounted for as an intangible asset as SABESP has the right to charge for use of the infrastructure assets, and users (consumers) have the primary responsibility to pay SABESP for the services.

The fair value of construction and other work on the infrastructure is recognized as revenue, as its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits.  The accounting policy to recognize construction revenue is described in Note 3.3.

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

3.9  Impairment of non-financial assets

Property, plant and equipment, intangibles and other noncurrent assets with definite useful lives, are reviewed annually for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  The Company does not have assets with indefinite useful life and assessed that there are no indications of impairment losses, mainly supported by Law 11,445/07, which ensures that basic sanitation public utilities will have assured its economic and financial sustainability through tariffs or via indemnity.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

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

Nonconvertible bonds issued by the Company are recognized in a similar manner to borrowings.

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

3.13  Payroll, related charges and contributions

Salaries, vacations and the 13th salary and additional payments negotiated in collective labor agreements plus related charges and contributions are recorded on the accrual basis.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

3.14  Profit sharing

The profit sharing plan for its employees is based on operational and financial targets of the Company as a whole.  The Company recognizes a provision when it is contractually required or when there is a practice in the past that created a constructive obligation.  The cost for profit sharing is recognized as incurred and is reported in other operating costs and expenses.

3.15  Provisions, legal obligations, escrow deposits, contingent assets and liabilities

Provisions related to claims are recognized when: i) the Company has a present (legal or constructive) obligation as a result of past event; ii) it is probable that an outflow of resources that comprise economic benefits will be required to settle the obligation; and iii) the amount can be reliably estimated.  Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

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

Escrow deposits not linked to related liabilities are presented in noncurrent assets. Escrow deposits are restated for inflation.

Contingent assets and liabilities are not recognized in the statements of financial position. Contingent liabilities are disclosed in the notes unless the possibility of any outflow is remote.

3.16  Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement, when there is any indication of an event.  Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

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

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

Finance lease agreements are measured based on the lower amount between the present value of minimum mandatory payments of the agreement or the fair value of asset on the start date the lease agreement. The amounts payable deriving from considerations of finance lease agreements are impacted by financial expenses and amortization of finance lease payables so that to obtain a constant interest rate.  The corresponding lessor’s liability is presented as current and noncurrent debt.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

3.22  Other current and noncurrent assets and liabilities

Other assets are stated at cost of acquisition, net of any impairment loss, where applicable. The amounts recognized as other liabilities are stated at known or estimated amounts, including, where applicable, related charges and inflation adjustments.

3.23  Dividends and interest on capital

The Company uses the tax benefits of distributing dividends as interest on capital, as permitted by Brazilian Law.  This distribution of dividend is accounted for in accordance with Brazilian Law 9249/95 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP).  The benefit attributed to the shareholders is recognized in the current liability against Equity, based on its by-laws.  Dividends and interest on capital over the minimum established in the by-laws are recognized when approved by the shareholders in the shareholders’ meeting, except for taxes incurring in the distribution of interest on capital. The tax benefit of the interest on capital are accrued in the income statement of the year, under the same recognition basis of expenses with interest on capital.

3.24  Present value adjustment

Current and noncurrent financial assets and liabilities are adjusted to present value based on discount rate at current market rate as of the transaction date, when the effects are relevant.

3.25  Operating segment and Geographic information

Operating segments are determined in a manner consistent with the internal reporting to the Company’s chief operating decision maker (“CODM”), which, in the case of SABESP, is the Board of Executive Officers, to make strategic decisions, allocate resources and evaluate performance.

Consequently, the Company determined that it has one operating segment (sanitation services).

The accounting policies used to determine segment information are the same as those used to prepare the Company’s financial statements.

The measure of the segment’s profit or loss is operating income before other operating expenses, net and equity accounting, which excludes construction revenue and related costs.

The CODM analyzes asset and liabilitity information on a consolidated basis. Consequently, the Company does not disclose segment information on assets and liabilities.

Substantially all of the Company’s noncurrent assets and revenue generated from customers are located in São Paulo State. Consequently, financial information is not disclosed by geographic area.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

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

(b)      Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates prevailing at the transaction dates.  Statement of financial position accounts are translated by the exchange rate prevailing at reporting date.

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

4             Changes in accounting practices and disclosures

4.1  New standards, amendments and interpretations effective for periods beginning on or after January 1, 2016

New standards and revisions

Standard	Description	Impact

Amendments to IAS 16 and IAS 38 – Clarifying of the acceptable methods of depreciation and amortization	Clarify the use of depreciation and amortization for the revenue curve is inappropriate.	The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.
Amendments to IAS 1 - Disclosure	Improvements to understand materiality concepts.	The application of these amendments did not impact the disclosures or amounts recognized in the annual financial statements.
Amendments to IFRS 10 and IAS 28 – Sales or contributions of assets between an investor and its associate or joint venture

Require the sale or contribuition considered as a business – IFRS 3 must be recognized in the investor’s financial statements and partially recognized in the statement of profit or loss when is not considered as a business.

Clarify the exemption to prepare consolidated financial statements involving investment activities.

The application of these amendments did not impact the disclosures or amounts recognized in the annual financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

4.2 New standards, amendments and interpretations to existing standards that are not yet effective

The Company did not early adopt the standards and is assessing the impacts of the new and revised IFRS below on the disclosures or amounts recognized in the financial statements:

Standard	Description	Impact

IFRS 9 - Financial Instruments[2]	Changes in the classification and measurement requirements, mainly for impairment and hedge accounting.

The Company believes that this standard will not impact the classification and measurement of losses on its financial assets and financial liabilities or hedge accounting, given that it does not have any operation of this nature.

IFRS 15 - Revenue from Contracts with Customers[2]

Establishes a single comprehensive framework to determine if and when a revenue is recognized and how revenue is measured.

IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Interpretation A – Customer Loyalty Programmes.

The Company assessed the impacts on its customer contracts, including those with consumers with special billing characteristics, and concluded that the adoption of this standard will not have material impacts.

IFRS 16 – Leases[3]

Establishes a single model for the accounting of leases in the balance sheet for lesses. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. The lessor's accounting remains similar to the current standard, that is, the lessors continue to classify the leases as financial or operating.

IFRS 16 will supersede the current leases guidance including IAS 17 Leases and IFRIC 4, SIC 15 and SIC 27 Determining Whether an Arrangement Contains a Lease.

The Company has not yet quantified the impact of adopting IFRS 16 on its assets and liabilities. The Company is still assessing all of its transactions that will be impacted by the new standard. Additionally the quantitative effect of the adoption of IFRS 16 will depend specifically on the Company’s decision related to the method of transition, the use of practical expedients approach and exemptions for recognition, and any additional leases that Company will hold. The Company expects to adopt this standard on January 1, 2019.

Amendments to IAS 12 – Recognition of Deferred Income Tax for Unrealized Losses[1]	Describe about the treatment of the temporary differences.	The Company is assessing the impacts and effects of the amendments, however it does not expect material effects from adopting this standard.
Amendments to IAS 7 – Disclosure Iniciatives[1]	Describe about disclosures that enable users to measure the changes in liabilities related to financing activities.	The Company is assessing the impacts and effects of the amendments, however it does not expect material effects from adopting this standard.
Amendments to IFRS 2 – Classification and measurement of share-based payment transactions[2]	Describe about modifications of settled options of shares.	The Company is assessing the impacts and effects of the amendments, however it does not expect material effects from adopting this standard.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

1 Effective for annual periods beginning on or after January 1, 2017.

2 Effective for annual periods beginning on or after January 1, 2018.

3 Effective for annual periods beginning on or after January 1, 2019.

There are no other standards and interpretations not yet adopted that may, in the opinion of Management, have a significant impact on the result for the year of equity disclosed by the Company in its financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

(a)       Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term borrowings.

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

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$5,692,984 as of December 31, 2016 (R$6,640,256 as of December 31, 2015). Below, the Company’s exposure to exchange risk:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2016		December 31, 2015
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	1,241,963	4,047,682	1,242,273	4,850,827
Borrowings and financing – Yen	57,643,930	1,609,419	53,906,927	1,748,202
Interest and charges from borrowings and financing – US$		25,114		29,813
Interest and charges from borrowings and financing – Yen		10,769		11,414
Total exposure		5,692,984		6,640,256
Borrowing cost – US$		(29,650)		(19,786)
Borrowing cost – Yen		(2,971)		(2,646)
Total foreign currency-denominated borrowings (Note 16)		5,660,363		6,617,824

The 14% decrease in foreign currency-denominated debt from December 31, 2015 to December 31, 2016 was mainly due to the following:

1)         Exchange rate changes, due to the 16.5% decrease in the US dollar, from R$3.9048 as of December 31, 2015 to R$3.2591 as of December 31, 2016. The US dollar-denominated debt accounts for 71.4% of foreign currency-denominated debts; and

2)         A 6.9% increase in the Yen-denominated debt and 13.9% increase in the Yen, from R$0.03243 as of December 31, 2015 to R$0.02792 as of December 31, 2016.

As of December 31, 2016, if the Brazilian real had depreciated or appreciated by 10%, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, effects on results before taxes on the year would have been R$569,298 (R$664,026 as of December 31, 2015), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

The table below provides the Company's borrowings and financing subject to variable interest rate:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2016	December 31, 2015
TR(i)	1,535,030	1,498,085
CDI(ii)	1,082,228	1,617,191
TJLP(iii)	1,326,631	1,114,977
IPCA(iv)	1,697,452	1,623,201
LIBOR(v)	2,906,999	2,926,628
Interest and charges	142,644	144,546
Total	8,690,984	8,924,628

(i) TR – Interest Benchmark Rate

(ii) CDI – (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii) TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv) IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v) LIBOR – London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Water supply and sewage services tariff adjustments do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting indebtedness

As of December 31, 2016, if interest rates on borrowings and financing had been 1% higher or lower with all other variables held constant, the effects on profit for the year before taxes would have been R$86,910 (R$89,246 as of December 31, 2015) lower or higher, mainly as a result of a lower or higher interest expense on floating rate borrowings and financing.

(b)      Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of December 31, 2016 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date.  See additional information in Notes 7, 8, 9 and 10.

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates.  The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2016	December 31, 2015
Cash at bank and short-term bank deposits
AA+(bra)	1,850,220	-
AAA(bra)	35,452	1,638,589
Other (*)	549	625
	1,886,221	1,639,214

(*) This category includes current accounts and investment funds in banks which have no credit rating information available.

The available credit rating information of the banks, as at December 31, 2016, in which the Company made deposit transactions and financial investments in domestic currency (R$ - domestic rating) during the year is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA+(bra)	Aa1.br	-
Banco Santander Brasil S/A	AAA(bra)	Aaa.br	brAA-
Caixa Econômica Federal	AA+(bra)	Aa1.br	brAA-
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAA-
Itaú Unibanco Holding S/A	AAA(bra)	Aa1.br	brAA-

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

The table below shows the financial liabilities of the Company, into relevant maturities, including the installment of principal and future interest to be paid according to the agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	2017	2018	2019	2020	2021	2022 onwards	Total
As of December 31, 2016

Liabilities
Borrowings and financing	1,779,684	1,946,655	2,494,837	2,394,553	891,910	5,784,614	15,292,253
Accounts payables to suppliers and contractors	311,960	-	-	-	-	-	311,960
Services payable	460,054	-	-	-	-	-	460,054
Public-Private Partnership – PPP (*)	46,038	46,038	351,689	351,689	351,689	5,681,712	6,828,855
Program contract commitments	106,362	40,953	29,548	872	1,009	16,680	195,424

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

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e., the early maturity of any debt, may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

5.2 Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of the financial position plus net debt.

	December 31, 2016	December 31, 2015

Total borrowings and financing (Note 16)	11,964,143	13,121,600
(-) Cash and cash equivalents (Note 7)	(1,886,221)	(1,639,214)

Net debt	10,077,922	11,482,386
Total equity	15,419,211	13,716,606

Total capital	25,497,133	25,198,992

Leverage ratio	40%	46%

As of December 31, 2016, the leverage ratio decreased to 40% from the 46% as of December 31, 2015, due to the decreased balance of foreign currency-denominated loan and financing as a result of 16.5% and 13.9% depreciations of the US dollar and the Yen, respectively, in 2016.

5.3 Fair value estimates

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

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

5.4 Financial instruments

The Company had CTEEP’s shares, which were classified as financial asset held for trading and recognized at fair value through profit or loss. As of April 20, 2016, the Company sold these shares for R$111,117. The Company’s financial instruments included in the borrowings and receivables category comprise cash and cash equivalents, restricted cash, trade receivables, balances with related parties, other receivables, and balances receivable from the Water National Agency – ANA. The financial instruments under the “other liabilities” category comprise accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

As of December 31, 2016, the Company did not have financial assets and financial liabilities classified as fair value through profit or loss.

The estimated fair values of financial instruments are as follows:

Financial assets

	December 31, 2016		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,886,221	1,886,221	1,639,214	1,639,214
Restricted cash	24,078	24,078	29,156	29,156
Trade receivables	1,711,306	1,711,306	1,509,588	1,509,588
Water National Agency – ANA	81,221	81,221	88,368	88,368
Financial asset held for trading (*)	-	-	101,500	101,500
Other receivables	167,369	167,369	196,118	196,118

(*)Amount reported under “other receivables” in current assets.

Additionally, SABESP has financial instrument assets receivables from related parties, in the amount of R$871,709 as of December 31, 2016 (R$872,107 as of December 31, 2015), which were calculated in accordance with the conditions negotiated between related parties.  The conditions and additional information referring to these financial instruments are disclosed in Note 10 to the financial statements.  Part of this balance, in the amount of R$788,180 (R$786,501 as of December 31, 2015), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m.  This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Financial liabilities

	December 31, 2016		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	11,964,143	11,776,178	13,121,600	12,625,454
Trade payables and contractors	311,960	311,960	248,158	248,158
Services payable	460,054	460,054	387,279	387,279
Program contract commitments	178,093	178,093	320,714	320,714
Public-Private Partnership - PPP	2,249,418	2,249,418	1,035,033	1,035,033

To obtain fair value of borrowings and financing, the following criteria have been adopted:

(i)       Agreements with Banco do Brasil and CEF (Federal Savings Bank) were projected until their final maturities, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained  from BM&FBovespa.

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

(v)     Agreements with BID and IBRD, were projected until final  maturity  in  origin  currency,  applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg.  Eurobonds were priced at market value through quotes published by Bloomberg.  All the amounts obtained  were translated into Brazilian reais at the exchange rate of December 31,  2016.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(vi)   Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg.  The amounts obtained were translated into Brazilian reais at the exchange rate of December 31,  2016.

(vii) Leases are financial instruments considered by face value restated until maturity date, whose characteristic is the indexation by fixed contractual rate, which is a specific type, not compared to any other market rate.  Thus, the Company discloses as market capitalization, the amount recorded as of December 31, 2016.

Financial instruments referring to financial investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

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

6             Key accounting estimates and judgments

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

The Company makes estimates and assumptions concerning the future.  The resulting accounting estimates, by definition, may differ from actual results.  The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(a)         Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts in an amount that Management considers sufficient to cover expected losses, based on an analysis of trade receivables, in accordance with the accounting policy stated in Note 3.4.

The methodology for determining the allowance for doubtful accounts receivable requires significant estimates, considering a number of factors including historical receipt experience, current economic trends, estimates of forecast write-offs, the aging of the accounts receivable portfolio. While the Company believes that the assumptions used are reasonable, actual results could be different.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

(c)          Provisions

The Company is party to a number of legal proceedings involving significant claims. These legal proceedings include, but are not limited to, tax, labor, civil, environmental, disputes with customers and suppliers. The Company recorgnizes a provision for lawsuits when it has a present obligation (legal or constructive) arising from a past event, it is probable that an outflow of resources embodying economic benefits will be necessary to settle the liability and the amount of such obligation can be reliable estimated.  Judgments regarding future events may differ significantly from actual estimates and could exceed the amounts provisioned.  Provisions are revised and adjusted to take into consideration changes in circumstances involved.  Additional information of these legal proceedings is disclosed in Note 19.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

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

(e)          Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations verified according to the Brazilian Corporation Law, taking into consideration the provisions of the tax laws. Pursuant to IAS 12 the Company recognizes deferred tax assets and liabilities based on the differences between the accounting balances and the tax bases of assets and liabilities.

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

7             Cash and cash equivalents

	December 31, 2016	December 31, 2015
Cash and banks	137,395	77,233
Cash equivalents	1,748,826	1,561,981
	1,886,221	1,639,214

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 99.24% of CDI in December 2016 and 2015.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

8             Restricted cash

	December 31, 2016	December 31, 2015
Current
Agreement with the São Paulo municipal government (i)	15,858	13,005
Funds raised with the BNDES (ii)	-	7,109
Brazilian Federal Savings – escrow deposit (iii)	2,989	1,433
Other	5,231	7,609
	24,078	29,156

(i)    Agreement with the municipal government of São Paulo where the Company transfers 7.5% of the Municipal revenue to the Municipal Fund;

(ii)   Refers to funds raised with the Brazilian Development Bank– BNDES, awaiting authorization for use restrictions;

(iii) Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

9             Trade receivables

(a)      Financial position balances

	December 31, 2016	December 31, 2015
Private sector:
General and special customers (i) (ii)	1,205,498	1,044,692
Agreements (iii)	315,351	317,871

	1,520,849	1,362,563
Government entities:
Municipal	520,950	503,309
Federal	3,414	5,738
Agreements (iii)	279,449	207,066

	803,813	716,113
Wholesale customers – Municipal governments: (iv)
Guarulhos	778,106	810,285
Mauá	467,775	416,749
Mogi das Cruzes	2,527	2,158
Santo André	946,045	857,424
São Caetano do Sul	2,371	2,057
Diadema	222,671	222,671

Total wholesale customers – Municipal governments	2,419,495	2,311,344

Unbilled supply	481,389	427,361

Subtotal	5,225,546	4,817,381
Allowance for doubtful accounts	(3,514,240)	(3,307,793)

Total	1,711,306	1,509,588

Current	1,557,472	1,326,972
Noncurrent	153,834	182,616

	1,711,306	1,509,588

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(i)    General customers - residential and small and mid-sized companies

(ii)  Special customers - large consumers, commercial, industries, condominiums and special billing consumers (fixed demand agreements, industrial waste, wells, etc.).

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

(b)      The aging of trade receivables is as follows

	December 31, 2016	December 31, 2015

Current	1,337,503	1,195,098
Past-due:
Up to 30 days	263,157	182,025
From 31 to 60 days	148,927	123,765
From 61 to 90 days	53,268	78,089
From 91 to 120 days	109,138	84,654
From 121 to 180 days	124,001	80,447
From 181 to 360 days	203,837	158,182
Over 360 days	2,985,715	2,915,121

Total past-due	3,888,043	3,622,283

Total	5,225,546	4,817,381

The increase in the overdue balance was mainly due to the default of the municipalities that purchased water on a wholesale basis, given that they are challenging the tariffs charged by SABESP in court, and the increase in default of amounts overdue up to 360 days, related to private customers.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(c)      Allowance for doubtful accounts

	December 31, 2016	December 31, 2015	December 31, 2014

Balance at beginning of the year	3,307,793	3,164,288	2,856,684
Bad debt expense recognized during the year - Private sector /government entities	144,217	103,231	130,398
Recoveries recognized during the year	(241,109)	(177,993)	(59,341)
Bad debt expense recognized during the year - Wholesale customers	331,295	283,113	236,679

Net bad debt expense for the year	234,403	208,351	307,736

Write-offs of accounts receivable during the year	(27,956)	(64,846)	(132)

Balance at end of the year	3,514,240	3,307,793	3,164,288

Reconciliation of estimated losses of income	December 31, 2016	December 31, 2015	December 31, 2014

Write-offs	177,492	63,076	52,900
Losses with state entities (related parties)	7,292	3,999	(1,341)
Losses with private sector / government entities	144,217	103,231	130,398
Losses with wholesale customers	2,596	10,107	16,973
Recoveries	(241,109)	(177,993)	(59,341)

Amount reported in selling expenses	90,488	2,420	139,589

Wholesale sales losses, amounting to R$328,699, R$273,006 and R$219,706 in 2016, 2015 and 2014, respectively, were also reported as a reduction of revenue.

The Company does not have customers representing 10% or more of its total revenues.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

10           Related-Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)      Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	December 31, 2016	December 31, 2015
Accounts receivable
Current:
Water and sewage services (i)	134,005	115,633
Allowance for losses (i)	(56,624)	(49,332)
Reimbursement for retirement and pension benefits paid (G0):
- monthly flow (payments) (ii) and (vi)	22,696	20,564
- GESP Agreement – 2008 (ii) and (vi)	56,512	49,985
- GESP Agreement – 2015 (vii)	39,816	-
“Se Liga na Rede” program (l)	6,148	19,305

Total current	202,553	156,155

Noncurrent:
Reimbursement for retirement and pension benefits paid (G0):
- GESP Agreement – 2008 (ii) and (vi)	18,838	66,646
- GESP Agreement – 2015 (vii)	650,318	649,306

Total noncurrent	669,156	715,952

Total receivables from shareholders	871,709	872,107

Assets:
Water and sewage services	77,381	66,301
Reimbursement of additional retirement and pension benefits (G0)	788,180	786,501
“Se Liga na Rede” program (l)	6,148	19,305

Total	871,709	872,107

Liabilities:
Interest on capital payable to related parties	351,788	64,013
Other (g)	1,853	2,210

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	2016	2015	2014
Revenue from water and sewage services
Water supply	235,686	195,478	216,816
Sewage services	210,040	162,034	195,218
Payments received from related parties	(424,549)	(338,471)	(431,607)

Receipt of GESP reimbursement referring to Law 4819/58	(139,472)	(121,709)	(112,534)

(i)      Water and sewage services

The Company provides water supply and sewage collection services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement of credits which can be made according to items (iii), (iv) and (v).

The Company recognized R$56,624 as of December 31, 2016 (R$49,332 as of December 31, 2015) as allowance for losses of amounts past due for more than 360 days has been recorded due to the uncertainty involving these receipts.

(ii)    Reimbursement of additional retirement and pension benefits paid

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

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for ensuring and maintaining the Alto Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the Benefits.  The DAEE would transfer the reservoirs to the Company, replacing the amount owed by GESP.  However, the São Paulo State Public Prosecution Office challenges the legal validity of this agreement, and its main argument is the lack of bidding and the absence of a specific legislative authorization for disposal of DAEE's assets.  There is an unfavorable decision to SABESP not yet unappealable.  The Company's legal advisors assess the risk of loss in this lawsuit pursuant to item 3.15.  See additional information in item (viii) below.

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

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

The accounting impacts of the agreement generated a debit of R$696,283 in accounts receivable from related parties and a credit in the same amount in administrative expenses on the transaction date. Due to such transaction, as of December 31, 2015, the Company recorded receivables from GESP in the amount of R$649,306, in non-current assets, and CTEEP shares in the amount of R$101,500, under “other receivables” in current assets. As of December 31, 2016, the balance receivable totaled R$39,816 in current assets and R$650,318 in noncurrent assets and CTEEP shares were disposed of on April 20, 2016 for R$111.1 million.

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

However, the last opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, refute the reimbursement of previously defined as Disputed Amount.

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the disputed  receivables without dispute.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

The Company's Management decided to not recognize the reimbursements which were not considered virtually certain that will be reimbursed by the State.  As of December 31, 2016 and 2015, the amounts not recorded by the Company, related to the pension benefits paid on behalf of the State by the Company, totaled R$937,035 and R$855,054, respectively, as disclosed in item 10 (b) below.

As a result, the Company also recognized the obligation related to the pension benefit obligations maintained with the beneficiaries, retirees and pensioners of Plan G0.  As of December 31, 2016 and 2015, the pension benefit obligations of Plan G0 totaled R$2,512,080 and R$2.166.942, respectively.  For detailed information on the pension benefit obligations refer to Note 20 (b) (iii).

(b)      Contingent assets - GESP (not recognized)

As mentioned above, as of December 31, 2016 and December 31, 2015, SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), named “Disputed amounts receivable”, totaling R$937,035 and R$855,054, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(c)      Use of reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

Several lawsuits were filed by EMAE. An arbitration proceeding was in progress related to the Guarapiranga reservoir and a lawsuit related to the Billings reservoir, both pleading for financial compensation due to SABESP’s water collect for public supply, alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

As of April 10, 2014, the Company issued a Notice to the Market including the information about an eventual future agreement.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments aimed to fully and completely settle the disputes involving the two companies.  The transaction is subject to the condition precedent of approval by the competent bodies of the Company and EMAE, as well as the Brazilian Electricity Regulatory Agency – ANEEL, and involves the payment by SABESP to EMAE of the following amounts:

- R$ 6,610 annually, adjusted for inflation, as of the execution date of this instrument, by the IPCA or any other index that may replace it, by the last business day of October of each fiscal year, with (i) the first of  such annual payments due up to the last business day of October 2017 and (ii) the last payment due up to the last business day of October 2042; and

- R$46,270, in five annual and successive installments, adjusted for inflation by the IPCA or any other index that may replace it, with the first installment of R$9,254 due on April 30, 2017 and the subsequent ones in  4 (four) installments of same amount, due on every April 30 of the subsequent years, or on the first subsequent business day.

The agreement was based on the following assumptions: (i) SABESP payments should not exceed the amount necessary to indemnify EMAE for the maintenance and operating costs of the Guarapiranga and Billings reservoirs, in the proportion of their collect considering the natural outflow of each reservoir; (ii) payments will be made while SABESP’s and EMAE’s concessions are valid, and as long as SABESP withdraws water from these reservoirs, in compliance with the statute of limitations of the objects of the proceedings; (iii) SABESP must request ARSESP to incorporate these expenses into the tariff revision process in progress.

In order to estimate the maintenance and preservation expenses of the hydraulic and property structures of the Billings and Guarapiranga reservoirs, the technical area involved in water production adopted the following assumptions:  (i) expenses related to the Guarapiranga Reservoir, whose water is used exclusively to supply the population of the São Paulo Metropolitan Region, will be fully paid by SABESP; (ii) the Billings reservoir has multiple uses – flood control, generation of electricity and public supply – and its maintenance and operating expenses should be shared based on the proportion of water used by each of the functions mentioned; (iii) SABESP has grants to use water in several points of the Billings reservoir that total an available outflow of 10.0 m³/s, representing 61.7% of the reservoir’s long-term average outflow (16.2 m³/s); and (iv) considering the water volume usage percentages - 100% Guarapiranga and 61.70% Billings – an annual amount of R$6,610 will be charged as shared expenses, based on the terms of the agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The Company adopted the annual amount of R$6,610 from 2010 to 2042, including the statute of limitations and the year of expiration of the EMAE concession.

For these reasons, the Company has concluded that it was in its interest to enter into the agreement since: (i) it eliminates the incidence of future risks with the dismissal of all proceedings; (ii) its amount is limited to a reasonable amount to be paid for the sharing of the operating and maintenance costs of the Guarapiranga and Billings reservoirs; and (iii) the form of payment is appropriate to its financial situation.

By entering into the Agreement, all litigation between the parties will cease permanently and the Company will continue using the reservoirs.

In addition to the lawsuits that were part of the Agreement, on April 11, 2016, SABESP was named in the Indemnification proceeding commenced by EMAE's minority shareholders, who claimed compensation for damages suffered by EMAE, based on the amounts that the latter did not earn due to the decrease in the outflow of these reservoirs and in the generation of electricity as a result of the use of water of the Billings and Guarapiranga reservoirs by SABESP, and also requested that SABESP be sentenced to reimburse the loss of profits related to EMAE's unearned amounts resulting from the fact that water was not pumped from the Pinheiros and Tietê Rivers to the Henry Borden hydroelectric power plant. In summary, EMAE's minority shareholders claim that the São Paulo State, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE's detriment and in favor of SABESP's interests by allowing and consenting water intake from the Billings and Guarapiranga reservoirs, in detriment to the output of these reservoirs and generation of electricity by EMAE, without the necessary financial compensation, making impracticable the satisfactory use of the Henry Borden hydroelectric power plant. Although this lawsuit was not the object of the agreement, the Company understands that the approval of the agreement by the Extraordinary Shareholders' Meeting would eliminate the risk that this proceeding would continue in the judicial level.

As of December 31, 2016, the Company recorded R$9,018 and R$29,749 in Other Liabilities, under current and noncurrent liabilities, respectively, which represent the present value of the balance of R$46,270 that will be paid in five annual installments.

As of November 9, 2016, EMAE’s Board of Directors approved the transaction with SABESP, pursuant to the Private Transaction Agreement, in accordance with the Notice to the Market disclosed by EMAE on the same date.

As of November 10, 2016, the transaction was approved by SABESP’s Board of Directors.

As of December 30, 2016, the Brazilian Electricity Regulatory Agency - ANEEL, by means of Order 3,431, decided to approve the Private Transaction Agreement and other Covenants entered into between Empresa Metropolitana de Águas e Energia S.A. - EMAE, and the Company, thus meeting the “second condition precedent” required for the effectiveness of the agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(d)      Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

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

(f)      Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed.  In 2016, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$10,393 (R$10,481 in 2015 and R$9,651 in 2014).

In 2016, expenses related to personnel assigned by other entities to SABESP totaled R$10 (R$342 in 2015 and R$403 in 2014).

(g)      Services obtained from state government entities

As of December 31, 2016 and 2015, SABESP had an outstanding amounts payable of R$1,853 and R$2,210, respectively, for services rendered by São Paulo State Government entities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(h)      Non-operating assets

As of December 31, 2016 and December 31, 2015, the Company had an amount of R$969 related to a free land lent to DAEE (Department of Water and Electricity).

(i)       Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of December 31, 2016 amounted to R$753,170 (R$665,274 as of December 31, 2015), according to Note 20 (b).

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

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

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers amounted to R$3,912, R$4,078 and R$3,749 for the years ended December 31, 2016, 2015 and 2014, respectively.  An additional amount of R$494, related to the bonus program, was recorded in 2016 (R$521 in 2015 and R$504 in 2014).

(k)      Loan agreement through credit facility

The Company entered into a loan agreement through credit facility with the SPEs Aquapolo Ambiental S.A. and Attend Ambiental S.A. As of May 9, 2014, to finance the operations of these companies, until the borrowings and financing requested with financial institutions is cleared. These agreements remain with the same characteristics, according to the table below:

SPE	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Attend Ambiental	5,400	3,071	8,471	SELIC + 3.5 % p.a.	(i)
Aquapolo Ambiental	5,629	6,090	11,719	CDI + 1.2% p.a.	04/30/2016 (ii)
Aquapolo Ambiental	19,000	13,217	32,217	CDI + 1.2% p.a.	10/30/2015 (ii)
Total	30,029	22,378	52,407

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

(ii)  The agreement expired on April 30, 2015 was amended and its maturity was extended to October 30, 2015. The Company and Aquapolo Ambiental S/A are renegotiating the payment terms and the maturity of both agreements.

As a result of the renegotiations, the principal, in the amount of R$30,029, and interest, in the amount of R$22,378, that used to be recognized in current assets, under “other receivables”, were reclassified to the same group of noncurrent assets until new payment conditions are agreed upon.  As of December 31, 2016, the balance of principal and interest rates of these agreements was R$52,407 (R$45,289 as of December 31, 2015).  In 2016, a financial income recognized was R$7,118 (R$10,123 in 2015 and R$5,222 in 2014).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(l)       “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law nº 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low income households which agreed to adhere to the program.  The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works.  As of December 31, 2016, the program total amount was R$79,274 (R$78,447 as of December 31, 2015), R$6,148 (R$19,305 as of December 31, 2015) recorded in balances receivable from related parties, the amount of R$34,915 (R$34,089 as of December 31, 2015) recorded in the group of intangible assets and R$38,211 (R$25,053 as of December 31, 2015) reimbursed by GESP.

11            Water National Agency - ANA

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

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. As of December 31, 2016, the balances of assets and liabilities were R$81,221 (R$88,368 as of December 31, 2015), and the liabilities are recorded under "other liabilities" of noncurrent liabilities.

12           Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – IFRS 11).

The Company holds interest valued by the equity accounting in the following investees:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

Sesamm's capital as of December 31, 2016, totaled R$19,532, and was represented by 19,532,409 registered common shares without a par value. SABESP holds 36% of its equity interest and Inima holds another 46% of its equity interest.

The operations initiated in June 2012.

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil – Cab Ambiental incorporated the company Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

As of December 31, 2016, the capital of Águas de Andradina totaled R$11,551, divided into 11,551,089 registered common shares without a par value. SABESP holds 30% of its equity interest.  The amount of R$12 is recorded under investee’s equity, as advance for future capital increase.

The Company pledges as guarantee 100% of its shares in Águas de Andradina.

The operations initiated in October 2010.

Águas de Castilho

On October 29, 2010, the Company, together with the company Águas do Brasil – Cab Ambiental, incorporated the company Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

As of December 31, 2016, the company’s capital was R$1,620, and was represented by 1,620,000 registered share without par value. SABESP holds 30% equity interest.

The Company pledges as guarantee 100% of its shares in Águas de Castilho.

The operations initiated in January 2011.

Saneaqua Mairinque

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

On June 14, 2010, the Company, together with the company Odebrecht Utilities S/A, former Foz do Brasil S.A., with indefinite term, for the purpose of exploring the water supply and sewage public utilities of the municipality of Mairinque.

As of December 31, 2016, the capital of Saneaqua Mairinque totaled R$2,000, and was represented by 2,000,000 registered common shares without a par value. SABESP holds 30% equity interest.

The Company pledges as guarantee 100% of its shares in Saneaqua Mairinque.

The operations initiated in October 2010.

Attend Ambiental

On August 23, 2010, SABESP, jointly with Companhia Estre Ambiental S.A, merged the company Attend Ambiental S.A, for constructing and operating a pretreatment of non-domestic effluent station, sludge transportation and related services in the city of São Paulo as well as implement similar structures in other areas in Brazil and abroad.

As of December 31, 2016, the capital totaled R$13,400, and was represented by 13,400,000 registered common shares without par value. SABESP holds 45% equity interest.

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

As of December 31, 2016, the capital of Aquapolo totaled R$36,412, and was represented by 42,419,045 registered common shares without a par value. SABESP holds 49%of its equity interest.

The Company pledges as collateral 100% of its shares in Aquapolo Ambiental S/A.

The operations initiated in October 2012.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Paulista Geradora de Energia

On April 13, 2015, the Company acquired shares from Empresa Paulista Geradora de Energia S/A - PGE, jointly with Servtec Investimentos e Participações Ltda ("Servtec) and Tecniplan Engenharia e Comércio Ltda ("Tecniplan"), which operational purpose is implementation and commercial exploration of water potential in small hydroelectric power plants (PCHs), located at the Guaraú and Vertedouro Cascata Water Treatment Stations.

As of December 31, 2016, the capital stock of Paulista Geradora de Energia  was R$8,679, and was represented by 8,679,040 registered common shares without a par value, in which SABESP holds a 25% interest.

As of December 31, 2016, operations had not initiated yet.

Below is a summary of the investees’ financial statements and SABESP’s equity interest:

Company	Equity			Provisioned dividends	Profit (loss) for the year
	2016	2015	2014	2016	2016	2015	2014

Sesamm	37,198	32,313	26,788	(3,716)	8,601	6,082	3,904
Águas de Andradina (i)	16,161	15,191	4,582	(802)	1,772	2,371	960
Águas de Castilho	3,706	3,449	2,866	(374)	631	773	802
Saneaqua Mairinque	4,090	3,560	2,697	(193)	723	1,145	(405)
Attend Ambiental	3,925	3,084	(111)	-	841	3,195	(6,127)
Aquapolo Ambiental	12,340	11,651	16,220	-	689	(4,569)	(3,180)
Paulista Geradora de Energia	8,469	8,509	-	-	(40)	(114)	-

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Company	Investments		Dividends distributed	Equity in results of investments in affiliaties			Interest percentage
	2016	2015	2016	2016	2015	2014	2016	2015	2014

Sesamm	13,391	11,633	(1,338)	3,096	2,190	1,405	36%	36%	36%
Águas de Andradina	4,849	4,558	(241)	532	711	288	30%	30%	30%
Águas de Castilho	1,112	1,035	(112)	189	232	241	30%	30%	30%
Saneaqua Mairinque	1,227	1,068	(58)	217	344	(122)	30%	30%	30%
Attend Ambiental	1,766	1,388	-	378	1,388	(2,707)	45%	45%	45%
Aquapolo Ambiental	6,047	5,709	-	338	(2,239)	(1,558)	49%	49%	49%
Paulista Geradora de Energia	2,117	2,127	-	(10)	(29)	-	25%	25%	-
Total	30,509	27,518	(1,749)	4,740	2,597	(2,453)
Other investments	587	587
Overall total	31,096	28,105

13           Investment properties

As of December 31, 2016, the balance of “Investment properties” is R$57,968 (December 31, 2015 – R$56,957).  As of December 31, 2016 and 2015, the market value of these properties is approximately R$404,000 and R$392,000, respectively.

	December 31, 2015	Transfers	Write-offs and disposals	Reversal of estimated losses	Depreciation	December 31, 2016

Investment properties	56,957	1,231	(124)	10	(106)	57,968
Total	56,957	1,231	(124)	10	(106)	57,968

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2014	Transfers	Write-offs and disposals	Depreciation	December 31, 2015

Investment properties	54,039	9,182	(5,859)	(405)	56,957
Total	54,039	9,182	(5,859)	(405)	56,957

There were no changes in 2014.

14           Intangible assets

(a)      Statement of financial position details

	December 31, 2016			December 31, 2015
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Agreements – equity value	9,222,543	(1,739,588)	7,482,955	8,862,581	(1,574,951)	7,287,630
Agreements – economic value	1,925,361	(543,709)	1,381,652	1,819,219	(466,199)	1,353,020
Program contracts	9,209,367	(2,633,346)	6,576,021	8,660,552	(2,371,977)	6,288,575
Program contracts – commitments	991,848	(168,632)	823,216	986,086	(135,556)	850,530
Services contracts – São Paulo	17,457,658	(2,904,951)	14,552,707	14,767,591	(2,400,574)	12,367,017
Software license	575,494	(145,257)	430,237	474,294	(107,440)	366,854
Total	39,382,271	(8,135,483)	31,246,788	35,570,323	(7,056,697)	28,513,626

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(b)      Changes

	December 31, 2015	Additions	Contract renewal	Estimated losses	Transfers	Write-offs and disposals	Amortization	December 31, 2016
Intangible right arising from:
Agreements – equity value	7,287,630	391,545	(9,587)	(1,335)	1,014	(6,233)	(180,079)	7,482,955
Agreements – economic value	1,353,020	106,307	-	(8)	6	(110)	(77,563)	1,381,652
Program contracts	6,288,575	553,126	9,587	(4,360)	2,023	(5,571)	(267,359)	6,576,021
Program contracts – commitments	850,530	5,762	-	-	-	-	(33,076)	823,216
Services contracts – São Paulo	12,367,017	2,697,724	-	(4,495)	9,696	(2,894)	(514,341)	14,552,707
Software license	366,854	101,367	-	-	(167)	-	(37,817)	430,237
Total	28,513,626	3,855,831	-	(10,198)	12,572	(14,808)	(1,110,235)	31,246,788

	December 31, 2014	Additions	Contract renewal	Reversal of estimated losses	Transfers	Write-offs and disposals	Amortization	December 31, 2015
Intangible right arising from:
Agreements – equity value	7,369,271	574,421	(463,362)	747	(324)	(4,303)	(188,820)	7,287,630
Agreements – economic value	1,281,260	140,732	-	-	(17)	(139)	(68,816)	1,353,020
Program contracts	5,379,153	663,399	463,362	4,459	(752)	(11,045)	(210,001)	6,288,575
Program contracts – commitments	702,909	177,424	-	-	-	-	(29,803)	850,530
Services contracts – São Paulo	10,986,386	1,900,218	-	18,879	(4,997)	(30,321)	(503,148)	12,367,017
Software license	260,547	148,248	-	-	-	-	(41,941)	366,854
Total	25,979,526	3,604,442	-	24,085	(6,090)	(45,808)	(1,042,529)	28,513,626

	December 31, 2013	Additions	Contract renewal	Provision for losses	Transfers	Write-offs and disposals	Amortization	December 31, 2014
Intangible assets arising from:
Agreements – equity value	7,079,790	693,960	(165,093)	(1,598)	(34,011)	(14,542)	(189,235)	7,369,271
Agreements – economic value	1,186,146	150,647	-	-	(57)	(496)	(54,980)	1,281,260
Program contracts	4,668,567	878,947	165,093	(2,919)	(122,940)	(9,726)	(197,869)	5,379,153
Program contracts – commitments	613,320	115,632	-	-	-	-	(26,043)	702,909
Services contracts – São Paulo	10,124,603	1,264,861	-	(30,352)	112,507	(23,162)	(462,071)	10,986,386
Software license	173,805	132,734	-	-	-	-	(45,992)	260,547
Total	23,846,231	3,236,781	-	(34,869)	(44,501)	(47,926)	(976,190)	25,979,526

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

In 2016, the Company started operations with the municipalities of Iperó, Tarumã and Santa Isabel for a 30-year term and, in February 2017, it started operations in the municipality of Santa Branca.

(c)      Construction services

	2016
	Water supply	Sewage services	Total
Construction revenue	2,564,769	1,168,108	3,732,877
Construction cost incurred	2,508,022	1,143,342	3,651,364
Margin	56,747	24,766	81,513

	2015
	Water supply	Sewage services	Total
Construction revenue	2,090,012	1,246,704	3,336,716
Construction cost incurred	2,044,606	1,219,202	3,263,808
Margin	45,406	27,502	72,908

	2014
	Water supply	Sewage services	Total
Construction revenue	1,204,380	1,713,656	2,918,036
Construction cost incurred	1,181,596	1,673,920	2,855,516
Margin	22,784	39,736	62,520

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(d)      Intangible arising from concession agreements

The Company operates public service concession agreements for water supply and sewage services mostly based on agreements that set out rights and obligations relative to the exploration of assets related to the public service (See Note 3.8 (a)).  A general obligation also exists to return the concession infrastructure to the concession grantor in good working condition at the end of the concession.

As of December 31, 2016, the Company operated in 366 municipalities in the State of São Paulo (364 as of December 31, 2015).  Most of these contracts have a 30-year concession period.

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

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession agreements" and amortized over the period of the related concession (usually 30 years). As of December 31, 2016 and 2015 there were no amounts pending related to these payments to the municipalities.

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

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

In 2016, amortization expenses related to the commitments of the program contract were R$33,076 (R$29,803 in 2015 and R$26,043 in 2014).

The amounts not yet disbursed related to commitments under the program contracts are recorded in “Program Contracts – Commitments” in current liabilities (in the amount of R$109,042 and R$228,659 as of December 31, 2016 and 2015, respectively) and noncurrent liabilities (in the amount of R$69,051 and R$92,055 as of December 31, 2016 and 2015, respectively).  In 2016, the annual rate of 8.06% was applied (WACC) to calculate the present value adjustment of these contracts.

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

2. The State and the Municipality sets forth ARSESP as the agency responsible for regulating the tariff, controlling and monitoring the services.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

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

The agreement represents 55.46% of the total revenue of the Company as of December 31, 2016, and ensures the judicial and assets security, adequate return to shareholders and quality services to its customers.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(e)      Capitalization of interest and other finance charges

In 2016, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects in concession intangible assets, totaling R$700,743, including the São Lourenço Production System and Leases (R$466,544 in 2015 and R$278,265 in 2014) during the construction period.

(f)       Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by  third parties, in such case, the margin of the Company  is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk.  In 2016 and 2015 the margin was 2.3%.

Construction margin for 2016, 2015 and 2014 were R$81,513, R$72,908 and R$62,520, respectively.

(g)      Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The costs of these expropriations are recorded as concession intangible assets after the transaction is concluded. In 2016, the total amount related to expropriations was R$40,452 (R$66,801 in 2015 and R$13,200 in 2014).

(h)      Public-Private Partnership - PPP

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

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2016 and 2015, the amounts recognized as intangible asset related to PPP were R$382,103 and R$393,275, respectively.  In 2016, a discount rate of 8.20% p.a. was used to calculate the adjustment to present value of the agreement.

On a monthly basis, SABESP assigns funds from tariffs to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$9,773, corresponding to the monthly remuneration.  This amount is annually adjusted by the IPC – FIPE and is recorded in a restricted account, pursuant to the contractual operating proceeding.  Should SABESP comply with its monthly obligations with the SPE, the funds from the restricted account will be released.

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

The estimated amount monetarily restated through December 31, 2016 is approximately R$7.9 billion.  This amount was calculated considering the early startup mentioned above.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The guarantee will become effective as of the beginning of the system’s appropriate operation, duly accepted by SABESP, valid until the occurrence of any of the following events, whichever occurs first:  (i) the original payment date of the last installment of interest / amortization of the principal taken out by the SPE to execute the works; (ii) the end, termination, intervention, annulment, caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including bankruptcy or extinction of the SPE.

As of December 31, 2016 and 2015, the carrying amount recorded in the Company’s intangible assets, related to this PPP, amounted to R$1,951,538 and R$699,335, respectively.  Intangible assets are accounted for based on the physical evolution of the works which, as of December 31, 2016, was approximately 64%, with a counter-entry in the Private Public Partnership (PPP) liabilities account.  In 2016, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of the agreement.

The obligations assumed by the Company as of December 31, 2016 and 2015 are shown in the table below, and the increase in liabilities was mainly due to the progress of PPP São Lourenço works in 2016.

	December 31, 2016			December 31, 2015
	Current liabilities	Noncurrent liabilities	Current liabilities	Noncurrent liabilities	Current liabilities	Noncurrent liabilities

Alto Tietê	31,898	309,858	341,756	33,255	319,076	352,331
São Lourenço	-	1,907,662	1,907,662	-	682,702	682,702

Total	31,898	2,217,520	2,249,418	33,255	1,001,778	1,035,033

(i)       Works in progress

The amount of R$9,156 million is recorded under intangible assets as works in progress as of December 31, 2016 (R$6,596 million as of December 31, 2015), and, in 2016, the major projects are located in the municipalities of São Paulo, Praia Grande and Franca, totaling R$5,693 million (including R$1,952 million from PPP São Lourenço), R$257 million and R$234 million, respectively.

(j)       Amortization of intangible assets

The amortization average rate totaled 3.9% as of December 31, 2016 and 2015 and 3.8% as of December 31, 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(k)      Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. The project to implement an integrated business management solution (ERP system), which includes the administrative/financial module and the commercial module, is in progress. The administrative/financial module is expected to begin operations in April 2017.

15           Property, plant and equipment

(a)      Statement of financial position details

	December 31, 2016			December 31, 2015
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	92,494	-	92,494	102,708	-	102,708
Buildings	77,548	(34,286)	43,262	79,257	(33,366)	45,891
Equipment	338,696	(189,556)	149,140	326,598	(164,380)	162,218
Transportation equipment	11,141	(6,610)	4,531	12,169	(6,477)	5,692
Furniture and fixtures	23,633	(11,647)	11,986	18,664	(10,246)	8,418
Other	1,181	(211)	970	435	(286)	149
Total	544,693	(242,310)	302,383	539,831	(214,755)	325,076

(b)      Changes

	December 31, 2015	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2016
Land	102,708	-	(10,214)	-	-	92,494
Buildings	45,891	-	(911)	(45)	(1,673)	43,262
Equipment	162,218	26,061	(6,380)	(181)	(32,578)	149,140
Transportation equipment	5,692	214	(556)	-	(819)	4,531
Furniture and fixtures	8,418	511	4,258	(10)	(1,191)	11,986
Other	149	845	-	-	(24)	970
Total	325,076	27,631	(13,803)	(236)	(36,285)	302,383

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2014	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2015
Land	100,533	1,032	1,143	-	-	102,708
Buildings	42,515	1,383	3,347	-	(1,354)	45,891
Equipment	146,922	51,610	(8,123)	(340)	(27,851)	162,218
Transportation equipment	7,613	135	(1,109)	(10)	(937)	5,692
Furniture and fixtures	7,124	634	1,629	(23)	(946)	8,418
Other	138	-	21	-	(10)	149
Total	304,845	54,794	(3,092)	(373)	(31,098)	325,076

	December 31, 2013	Additions	Transfer	Write-offs and disposals	Depreciation	Depreciation 31, 2014
Land	88,332	-	12,201	-	-	100,533
Buildings	23,954	28,407	(8,561)	-	(1,285)	42,515
Equipment	71,833	58,002	42,481	(280)	(25,114)	146,922
Transportation equipment	7,895	1,481	(707)	-	(1,056)	7,613
Furniture and fixtures	6,821	1,187	(29)	(39)	(816)	7,124
Other	661	374	(884)	(3)	(10)	138
Total	199,496	89,451	44,501	(322)	(28,281)	304,845

(c)      Depreciation

The Company annually revises the depreciation rates of: buildings – 2.3%; equipment- 15.4%; transportation equipment - 10% and furniture, fixture and equipment – 7.0%.  Lands are not depreciated.

The depreciation average rate was 10.9% in 2016, 11.5% in 2015 and 11.4% in 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

16           Borrowings and financing

Borrowings and financing outstanding balance	December 31, 2016			December 31, 2015
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	40,967	120,343	161,310	39,619	155,815	195,434
12th issue debentures	45,450	340,165	385,615	45,450	385,667	431,117
14th issue debentures	39,802	178,571	218,373	38,519	210,961	249,480
15th issue debentures	97,692	672,657	770,349	94,819	728,529	823,348
17th issue debentures	140,144	904,094	1,044,238	140,144	997,259	1,137,403
18th issue debentures	32,436	223,840	256,276	3,167	247,683	250,850
19th issue debentures	199,461	-	199,461	-	498,587	498,587
20th issue debentures	-	495,533	495,533	-	494,500	494,500
Brazilian Federal Savings Bank	59,199	1,088,160	1,147,359	49,491	1,014,850	1,064,341
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,603	33,207	49,810	16,368	49,104	65,472
Brazilian Development Bank - BNDES PAC	10,987	60,293	71,280	10,329	66,984	77,313
Brazilian Development Bank - BNDES PAC II 9751	4,288	27,007	31,295	4,264	31,206	35,470
Brazilian Development Bank - BNDES PAC II 9752	2,341	21,659	24,000	2,308	23,660	25,968
Brazilian Development Bank - BNDES ONDA LIMPA	23,219	168,083	191,302	22,347	184,082	206,429
Brazilian Development Bank - BNDES TIETÊ III	30,054	307,862	337,916	17,725	265,663	283,388
Brazilian Development Bank - BNDES 2015	-	233,967	233,967	-	-	-
Leases	14,914	537,602	552,516	11,955	522,940	534,895
Other	746	10,829	11,575	649	1,270	1,919
Interest and charges	121,605	-	121,605	127,862	-	127,862
Total in local currency	879,908	5,423,872	6,303,780	625,016	5,878,760	6,503,776

Borrowings and financing outstanding balance	December 31, 2016			December 31, 2015
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 713 – US$25,097 thousand (US$50,195 thousand in December 2015)	81,794	-	81,794	98,001	98,001	196,002
Inter-American Development Bank - BID 896 – (US$2,778 thousand in December 2015)	-	-	-	10,848	-	10,848
Inter-American Development Bank - BID 1212 – US$92,503 thousand (US$102,781 thousand in December 2015)	33,499	267,979	301,478	40,134	361,204	401,338
Inter-American Development Bank - BID 2202 – US$438,071 thousand (US$405,072 thousand in December 2015)	75,143	1,339,803	1,414,946	-	1,572,181	1,572,181
International Bank of Reconstruction and Development -BIRD – US$79,946 thousand (US$61,158 thousand in December 2015)	-	260,224	260,224	-	238,464	238,464
Deutsche Bank – US$150,000	-	480,244	480,244	-	-	-
Eurobonds – (US$140,000 thousand in December 2015)	-	-	-	546,570	-	546,570
Eurobonds – US$350,000 thousand (US$350,000 thousand in December 2015)	-	1,137,395	1,137,395	-	1,362,570	1,362,570
JICA 15 – ¥14,981,590 thousand (¥16,134,020 thousand in December 2015)	32,175	386,111	418,286	37,373	485,853	523,226
JICA 18 – ¥13,470,080 thousand (¥14,506,240 thousand in December 2015)	28,930	346,889	375,819	33,603	436,548	470,151
JICA 17 – ¥1,596,251 thousand (¥ 1,565,564 thousand in December 2015)	1,205	42,675	43,880	-	50,201	50,201
JICA 19 – ¥27,596,009 thousand (¥21,701,103 thousand in December 2015)	-	768,463	768,463	-	701,978	701,978
BID 1983AB – US$106,346 thousand (US$130,289 thousand in December 2015)	78,030	263,921	341,951	93,490	409,578	503,068
Interest and charges	35,883	-	35,883	41,227	-	41,227
Total in foreign currency	366,659	5,293,704	5,660,363	901,246	5,716,578	6,617,824

Total borrowings and financing	1,246,567	10,717,576	11,964,143	1,526,262	11,595,338	13,121,600

Exchange rate as of December 31, 2016: US$3.2591; ¥0.02792 (as of December 31, 2015: US$3.9048; ¥0.03243).

As of December 31, 2016, the Company did not record balances of borrowings and financing raised during the year to mature within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Local currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP +1.92% (Series 1 and 3) and 9.53% (Series 2)	IPCA (Series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP +1.92% (Series 1 and 3) and 9.19% (Series 2)	IPCA (Series 2)
15th issue debentures	Own funds	2019	CDI + 0.99% (Series 1) and 6.2% (Series 2)	IPCA (Series 2)
17th issue debentures	Own funds	2023	CDI +0.75 (Series 1) and 4.5% (Series 2) and4.75% (Series 3)	IPCA (Series 2 and 3)
18th issue debentures	Own funds	2024	TJLP 1.92% (Series 1 and 3) and 8.25% (Series 2)	IPCA (Series 2)
19th issue debentures	Own funds	2017	CDI + 0.80% to 1.08%
20th issue debentures	Own funds	2019	CDI + 3.80%
Brazilian Federal Savings Bank	Own funds	2017/2038	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	2.5%+TJLP
Brazilian Development Bank - BNDES PAC	Own funds	2023	2.15%+TJLP
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	1.92%+TJLP
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	1.66%+TJLP
Brazilian Development Bank - BNDES 2015	Own funds	2035	2.5%+TJLP
Leases		2035	7.73% to 10.12%	IPC
Other	Own funds	2018/2025	12% (Presidente Prudente) and TJLP + 1.66% (FINEP)	TR

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Foreign currency	Guarantees	Maturity	Annual interest rates	Exchange rate changes

Inter-American Development Bank - BID 713 – US$25,097 thousand	Government	2017	4.92% (*)	US$
Inter-American Development Bank - BID 1212 - US$92,503 thousand	Government	2025	2.68% (*)	US$
Inter-American Development Bank - BID 2202 - US$438,071 thousand	Government	2035	2.14% (*)	US$
International Bank for Reconstruction and Development - BIRD US$79,946 thousand	Government	2034	1.46% (*)	US$
Deutsche Bank US$150,000 thousand	-	2019	Libor+4.50%(*)	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥14,981,590 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥13,470,080 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥1,596,251 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19– ¥27,596,009 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$106,346 thousand	-	2023	Libor + 1.88% to 2.38% (*)	US$

(*)Rates comprising LIBOR + contractually defined spread.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(i)  Payment schedule – accounting balances as of December 31, 2016

	2017	2018	2019	2020	2021	2022	2023 to 2038	TOTAL
LOCAL CURRENCY
Debentures	595,952	889,446	1,001,491	416,885	197,109	176,668	253,604	3,531,155
Brazilian Federal Savings Bank	59,199	63,465	65,376	67,607	71,067	74,810	745,835	1,147,359
BNDES	87,492	93,280	101,383	83,450	83,007	83,007	407,951	939,570
Leasing	14,914	39,086	29,074	30,619	32,298	34,124	372,401	552,516
Other	746	1,453	1,356	1,356	1,356	1,356	3,952	11,575
Interest and charges	121,605	-	-	-	-	-	-	121,605
TOTAL IN LOCAL CURRENCY	879,908	1,086,730	1,198,680	599,917	384,837	369,965	1,783,743	6,303,780
FOREIGN CURRENCY
BID	190,436	108,640	108,640	108,640	108,640	108,640	1,064,582	1,798,218
BIRD	-	-	8,676	17,353	17,353	17,353	199,489	260,224
Deutsche Bank	-	240,122	240,122	-	-	-	-	480,244
Eurobonds	-	-	-	1,137,395	-	-	-	1,137,395
JICA	62,310	63,514	105,162	105,162	105,162	105,162	1,059,976	1,606,448
BID 1983AB	78,030	77,417	57,661	55,852	25,070	25,070	22,851	341,951
Interest and charges	35,883	-	-	-	-	-	-	35,883
TOTAL IN FOREIGN CURRENCY	366,659	489,693	520,261	1,424,402	256,225	256,225	2,346,898	5,660,363
Overall Total	1,246,567	1,576,423	1,718,941	2,024,319	641,062	626,190	4,130,641	11,964,143

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(a)         Debentures

Balance as of December 31, 2016 is stated net of borrowings costs in the amount of R$8,163 (R$11,514 as of December 31, 2015), which will be amortized during the same maturity period of each contract.

(i)        Main events

The Company’s amortizations totaled R$663,466 in 2016, mainly referring to:

- 19th issue, partial amortization of the outstanding debentures, upon payment of 60% of the nominal unit value of the debentures, totaling R$300,000;

- 15th issue series 1, amortization of the first installment of the debentures, totaling R$94,819;

- 17th issue series 1, amortization of the first installment of the debentures, totaling R$140,144.

(ii)      Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Applicable to the 10th issue, 14th issue and 18th issue:

Financial covenants applicable to the financing agreements entered into with the BNDES, except for agreement no. 08.2.0169.1 (PAC):

The financing agreements entered into with the BNDES specify two ranges in which the Company needs to maintain its Adjusted EBITDA / Adjusted Financial Expenses, Adjusted Net Debt / Adjusted EBITDA, and Other Onerous Debt / Adjusted EBITDA ratios.

These agreements also specify a guarantee mechanism in which the Company needs to ensure that a portion of the monthly receivables amount is daily recorded in a fiduciary account linked to the BNDES. In this process, every day, after the BNDES notifies the depositary bank that the Company is not in default, this portion of the monthly receivables amount is transferred to a Company current account.

The renegotiated/amended covenants are:

A.   Maintenance of the following ratios, quarterly calculated and related to accrued amounts over the last 12 months, upon the disclosure of reviewed interim financial statements or audited annual financial statements entails the need to record R$218 million per month in a fiduciary account linked to the BNDES:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

•       Adjusted EBITDA / Adjusted financial expenses equal to or higher than 3.50;

•       Adjusted net debt / Adjusted EBITDA equal to or lower than 3.00;

•       Other onerous debt (*) / Adjusted EBITDA equal to or lower than 1.00.

(*)“Other Onerous Debts” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the Electricity supplier.

B.   In case of failure to comply with one or more ratios specified in item A, in two or more quarters, consecutive or not, within twelve months, the Company will be failing to comply with the first range of ratios and the portion of the monthly receivables to be recorded in a fiduciary account linked to the BNDES will be automatically increased by 20%, if the ratios are maintained in the following range:

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

As of December 31, 2016, the amount of R$218 million was guaranteed for the agreements above (excluding the guarantee of agreement 08.2.0169.1).

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

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

This issue has an early maturity clause, in case there is a downgrade, by more than two levels, of the “brAA-” risk rating in national scale originally attributed to this issue’s Debentures by the Rating Agency, always taking into consideration the Standard & Poor’s rating table. As of December 31, 2016, SABESP’s rate was “brA+”.

The agreement also has a cross default clause, i.e. the early maturity of any of the Company’s debts, equal to or exceeding R$50 million, adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may anyhow compromise the settlement of the Company’s monetary obligations arising from the Issue, shall imply the early maturity of this agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Applicable to the 15th issue, 17th issue, 19th issue and 20th issue:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted total Debt/Ebitda: lower than or equal to  3.65;

- EBITDA/ paid financial expenses: equal to or higher than  1.5;

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

The agreements have a cross acceleration clause, i.e., the early maturity of any of the Company’s debts, equal to or exceeding R$90 million (for the 19th and 20th issues, amount equal to or exceeding R$120 million), adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may compromise the settlement of the Company’s monetary obligations arising from the Issue, will result in the early maturity of these agreements.

(b)      Brazilian Federal Savings Bank - CEF

(i)        Main events

Funding totaled R$113,310 in 2016, mainly related to the agreements in progress of the Growth Acceleration Program (PAC).

In 2016, amortization totaled R$52,315.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

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

(c) BNDES

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Balance as of December 31, 2016 is stated net of borrowings costs in the amount of R$3,517 (R$920 on December 31, 2015), which will be amortized during the same maturity period of each contract.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(i)        Main events

In May 2016 and December 2016, the Company funded R$80,000 and R$155,000, respectively, corresponding to a portion of agreement 15.2.0313.1, totaling R$747,450. The proceeds from BNDES 2015 will be allocated to support the interconnection of the Jaguari dam (located in the Paraíba do Sul River basin) with the Atibainha dam (located in the PJC basin).

In 2016, funding from current contracts totaled R$70,000, mainly referring to the BNDES TIETÊ III agreement.

In 2016, amortization totaled R$76,469.

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

Operating covenants applicable to Baixada Santista, PAC, Onda Limpa and PAC II 9751, PAC II 9752:

AMD – Performance Improvement Agreement (*)

(*) See item (b), (ii) of this note.

(d)      Leasing

The Company has lease agreements signed as Assets Lease.  During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion.  Works are estimated to be concluded in 2018.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

(e)      Eurobonds

Balance as of December 31, 2016 is net of borrowing costs in the amount of R$3,290 (R$4,212 as of December 31, 2015), which will be amortized during the same maturity period of the contract.

(i)    Main events

In November 2016, the Company paid the last installment of the principal and interest of the Eurobond 2016 issue, in the amount of R$ 454,168.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(ii) Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

Restrict the funding of new debts so that:

-   Adjusted total debt to EBITDA does not exceed 3.65;

-   The Company's debt service coverage ratio, determined at the end of each quarter,  shall  not  be  lower than 2.35.

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

(f)      Deutsche Bank US$150 million

As of October 26, 2016, the Company funded a US$150 million loan, corresponding to R$469,020, with a three-year maturity, at an interest rate corresponding to three-month LIBOR plus 4.50% per year. Interest will be paid on a quarterly basis and amortization will occur in semi-annual installments as of the 18th month. The proceeds were used to settle 2016 Eurobonds, totaling US$140 million, and other debts due in 2016.

As of December 31, 2016. balance is stated net of borrowings costs in the amount of R$8,621, which will be amortized during the maturity period of the contract.

(i)    Covenants

The agreement has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

-   Adjusted total debt/EBITDA: lower than 3.65;

-   Company's debt service coverage ratio, determined at the end of each quarter,  shall  not  be  lower than 2.35.

Noncompliance with covenants for two quarters, consecutive or not, will accelerate the maturity of the agreement.

The agreement has a “cross acceleration” clause, i.e., in the early maturity of any debt of the Company or any of its subsidiaries, with a total principal or aggregate amount equal to or higher than R$120 million (or its equivalent in another currency), contracted pursuant to the Brazilian law, or with a total principal or aggregate amount equal to or higher than US$50 million (or its equivalent in another currency), in the case of debts governed by the laws of any other jurisdiction other than Brazil, will result in the early maturity of the agreement.

(*) Pursuant to the agreement, a subsidiary means any partnership, corporation, company, association or commercial entity in which SABESP or one or more of its subsidiaries directly or indirectly hold more than 50% of the outstanding common shares with voting rights of its respective capital stock.

(g)      Inter-American Development Bank (BID)

Balance as of December 31, 2016 is net of borrowing costs amounting to R$12,770 (R$9,544 as of December 31, 2015), which will be amortized during the same maturity period of the agreement.

(i)        Main events

In 2016, funding from current contracts totaled R$113,543, referring to BID 2202 and amortizations in the amount of R$133,063, among which, the settlement of the BID 896 agreement.

(ii)      Guarantees

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

(iii)   Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

-   Loan agreements 713 and 1,212 - Tariffs must: (a) produce revenues sufficient to cover the system's operating expenses, including administrative, operating, maintenance, and depreciation expenses; (b) provide a return on property, plant, and equipment no less than 7%; and (c) during project execution, the balances of current loans must not exceed 8.5% of total equity.

These agreements have an early maturity clause, i.e., in the early maturity will occur in the event the Company’s fail failure to comply with any obligation therewith or any agreements signed with the Bank related to Project finance.

(h)      Japan International Cooperation Agency - JICA

(i)        Relevant funding

Balance as of December 31, 2016 is stated net of borrowing costs amounting to R$2,971 (R$2,646 as of December 31, 2015), which will be amortized during the same maturity period of the contract.

(ii)      Main events

In 2016, funding from current contracts, mainly corresponding to the JICA BZ-19 agreement, in the amount of R$187,825.

In 2016, amortizations totaled R$73,854, referring to JICA BZ-15 and JICA BZ-18 agreements.

For the guarantees assigned, see item g (ii) of this note.

(i)       AB Loan (IADB 1983AB)

The balance stated as of December 31, 2016 is net of borrowing costs amounting to R$4,641 (R$5,684 as of December 31, 2015), which will be amortized during the same maturity period of the contract.

(i)        Main events

In 2016, amortization totaled R$83,247.

(ii)      Covenants

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The agreement has an early maturity clause, i.e., in the event of default, the BID may order the early maturity of the loan or part of it.

The agreement also has a “cross default” clause, i.e., in the event of default of any other Company debt with the BID or with third parties (in this case, higher than US$25 million), the BID may order the early maturity of the loan.

(j)       International Bank for Reconstruction and Development - IBRD

Balance as of December 31, 2016 is stated net of borrowing costs amounting to R$328 (R$346 as of December 31, 2015), which will be amortized during the same maturity period of the contract.

(i)        Main events

In 2016, funding totaled R$59,983.

For the guarantees assigned, see item g (ii) of this note.

(k)      Covenants

As of December 31, 2016 and 2015, the Company had met the requirements set forth by its borrowings and financing agreements.

(l) Exchange rate changes

In 2016, the US dollar depreciated 16.5%, from R$3.9048 as of December 31, 2015 to R$3.2591 as of December 31, 2016, reducing debt by R$801,936, while the yen depreciated 13.9%, from R$0.03243 as of December 31, 2015 to R$0.02792 as of December 31, 2016, reducing debt by R$259,974.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(m)    Borrowings and financing – Credit Limited

Agent	December 31, 2016
(in millions of reais (*))
Brazilian Federal Savings Bank	1,706
Brazilian Development Bank – BNDES	1,743
Inter-American Development Bank – BID	528
Japan International Cooperation Agency – JICA	296
International Bank for Reconstruction and Development – IBRD	65
Other	38
TOTAL	4,376

(*) Brazilian Central Bank’s exchange rate as of December 30, 2016 (US$1.00 = R$3.2591;  ¥1.00 = R$0.02792).

SABESP in order to comply with its Capex plan relies on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

17           Taxes recoverable/payable

(a)         Current assets

	December 31, 2016	December 31, 2015
Recoverable taxes
Income tax and social contribution	32,365	68,978
Withholding income tax (IRRF) on financial investments	7,057	4,914
Other federal taxes	2,961	3,661
Other municipal taxes	250	275
Total	42,633	77,828

The reduction in recoverable taxes is mainly due to decrease in “income tax and social contribution” item, which was offset by Pasep and Cofins payable in the year.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(b)         Current liabilities

	December 31, 2016	December 31, 2015
Taxes and contributions payable
Cofins and Pasep	49,132	40,505
INSS (Social Security contribution)	35,376	33,836
IRRF (withholding income tax)	62,771	11,126
Other	21,478	21,828
Total	168,757	107,295

18           Deferred taxes and contributions

(a)         Statement of financial position details

	December 31, 2016	December 31, 2015
Deferred income tax assets
Provisions	524,129	480,378
Actuarial gain/loss – G1 Plan	85,044	-
Pension obligations - G1	167,922	256,808
Donations of underlying asset on concession agreements	57,317	53,206
Credit losses	266,757	213,171
Tax losses	-	58,829
Other	151,247	121,550
Total deferred tax assets	1,252,416	1,183,942

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(492,341)	(524,495)
Capitalization of borrowing costs	(374,512)	(309,648)
Profit on supply to governmental entities	(92,365)	(81,055)
Actuarial gain/loss – G1 Plan	-	(33,726)
Construction margin	(91,790)	(94,921)
Borrowing costs	(15,063)	(11,855)
Total deferred tax liabilities	(1,066,071)	(1,055,700)

Deferred tax asset, net	186,345	128,242

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(b)      Realization

	December 31, 2016	December 31, 2015
Deferred income tax assets
to be realized within 12 months	314,725	277,573
to be realized after one year	937,691	906,369
Total deferred tax assets	1,252,416	1,183,942
Deferred income tax liabilities
to be realized within 12 months	(143,428)	(42,820)
to be realized after one year	(922,643)	(1,012,880)
Total deferred tax liabilities	(1,066,071)	(1,055,700)
Deferred tax asset	186,345	128,242

(c)      Changes

Deferred income tax assets	December 31, 2015	Net change	December 31, 2016
Provisions	480,378	43,751	524,129
Actuarial gain/loss – G1	-	85,044	85,044
Pension obligations - G1	256,808	(88,886)	167,922
Donations of underlying asset on concession agreements	53,206	4,111	57,317
Credit losses	213,171	53,586	266,757
Tax losses	58,829	(58,829)	-
Other	121,550	29,697	151,247
Total	1,183,942	68,474	1,252,416

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(524,495)	32,154	(492,341)
Capitalization of borrowing costs	(309,648)	(64,864)	(374,512)
Profit on supply to governmental entities	(81,055)	(11,310)	(92,365)
Actuarial gain/loss – G1	(33,726)	33,726	-
Construction margin	(94,921)	3,131	(91,790)
Borrowing costs	(11,855)	(3,208)	(15,063)
Total	(1,055,700)	(10,371)	(1,066,071)

Deferred tax asset, net	128,242	58,103	186,345

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Deferred income tax assets	December 31, 2014	Net change	December 31, 2015
Provisions	524,728	(44,350)	480,378
Pension obligations - G0	85,271	(85,271)	-
Pension obligations - G1	229,266	27,542	256,808
Donations of underlying asset on concession agreements	45,742	7,464	53,206
Credit losses	222,587	(9,416)	213,171
Tax losses	-	58,829	58,829
Other	112,566	8,984	121,550
Total	1,220,160	(36,218)	1,183,942

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(559,411)	34,916	(524,495)
Capitalization of borrowing costs	(253,581)	(56,067)	(309,648)
Profit on supply to governmental entities	(87,092)	6,037	(81,055)
Actuarial gain/loss – G1	(2,514)	(31,212)	(33,726)
Construction margin	(98,772)	3,851	(94,921)
Borrowing costs	(9,312)	(2,543)	(11,855)
Total	(1,010,682)	(45,018)	(1,055,700)

Deferred tax asset, net	209,478	(81,236)	128,242

	December 31, 2016	December 31, 2015	December 31, 2014

Opening balance	128,242	209,478	114,030
Net change in the year:
- corresponding entry to the income statement	(60,667)	(50,024)	65,557
- corresponding entry to valuation adjustments to equity (Note 20 (b))	118,770	(31,212)	29,891

Total net change	58,103	(81,236)	95,448
Closing balance	186,345	128,242	209,478

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(d)      Reconciliation of the effective tax rate

The amounts actually recognized as income tax and social contribution expenses in the financial statements are reconciled to the computed amounts based on the statutory rates, as shown below:

	December 31, 2016	December 31, 2015	December 31, 2014

Profit before income taxes	4,129,054	587,529	1,274,843
Statutory rate	34%	34%	34%

Computed expense at statutory rate	(1,403,878)	(199,760)	(433,447)
Tax benefit of interest on equity	245,637	56,172	100,327
Permanent differences
Provision – Law 4,819/58 (i)	(63,039)	(54,679)	(48,380)
Donations	(10,987)	(3,153)	(7,080)
GESP Agreement (note 10 (vii))	-	151,465	-
Other differences	50,311	(1,295)	16,720

Actual income tax and social contribution expense	(1,181,956)	(51,250)	(371,860)

Current income tax and social contribution	(1,121,289)	(1,226)	(437,417)
Deferred income tax and social contribution	(60,667)	(50,024)	65,557
Effective rate	29%	9%	29%

(i)     Permanent difference related to the provision for actuarial liability (Note 20 b (iii)).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

19           Provisions

                (a)   Lawsuits and proceedings that resulted in provisions

(I) Statement of financial position details

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions in the financial statements consistently with the recognition and measurement criteria established in Note 3.15. The ultimate timing and amounts of the payments depends on the outcome of the court cases. The provisions, net of escrow deposits are as follows:

	Provisions	Escrow deposits	December 31, 2016	Provisions	Escrow deposits	December 31, 2015
Customer claims (i)	572,210	(97,171)	475,039	561,061	(97,711)	463,350
Supplier claims (ii)	332,667	(251,510)	81,157	296,660	(217,625)	79,035
Other civil claims (iii)	131,286	(12,652)	118,634	124,833	(10,681)	114,152
Tax claims (iv)	69,898	(2,986)	66,912	62,812	(677)	62,135
Labor claims (v)	285,413	(3,202)	282,211	283,991	(3,073)	280,918
Environmental claims (vi)	150,084	(962)	149,122	83,520	(896)	82,624
Total	1,541,558	(368,483)	1,173,075	1,412,877	(330,663)	1,082,214

Current	730,334	-	730,334	631,890	-	631,890
Noncurrent	811,224	(368,483)	442,741	780,987	(330,663)	450,324

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(II) Changes

	December 31, 2015	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2016
Customer claims (i)	561,061	109,540	95,459	(87,334)	(106,516)	572,210
Supplier claims (ii)	296,660	12,885	43,679	(20,018)	(539)	332,667
Other civil claims (iii)	124,833	20,638	19,940	(8,080)	(26,045)	131,286
Tax claims (iv)	62,812	20,716	14,265	(4,621)	(23,274)	69,898
Labor claims (v)	283,991	51,408	29,419	(37,072)	(42,333)	285,413
Environmental claims (vi)	83,520	68,485	23,508	-	(25,429)	150,084
Subtotal	1,412,877	283,672	226,270	(157,125)	(224,136)	1,541,558
Escrow deposits	(330,663)	(38,269)	(27,153)	9,601	18,001	(368,483)
Total	1,082,214	245,403	199,117	(147,524)	(206,135)	1,173,075

	December 31, 2014	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2015
Customer claims (i)	638,637	34,868	96,735	(92,203)	(116,976)	561,061
Supplier claims (ii)	260,854	7,062	39,143	(5,837)	(4,562)	296,660
Other civil claims (iii)	126,403	13,022	20,643	(12,778)	(22,457)	124,833
Tax claims (iv)	55,554	1,501	8,557	(266)	(2,534)	62,812
Labor claims (v)	235,466	114,499	27,231	(23,431)	(69,774)	283,991
Environmental claims (vi)	226,404	17,072	16,247	(8,081)	(168,122)	83,520
Subtotal	1,543,318	188,024	208,556	(142,596)	(384,425)	1,412,877
Escrow deposits	(322,971)	(16,892)	(21,791)	26,061	4,930	(330,663)
Total	1,220,347	171,132	186,765	(116,535)	(379,495)	1,082,214

	December 31, 2013	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2014
Customer claims	621,999	66,895	87,987	(74,308)	(63,936)	638,637
Supplier claims	340,100	1,917	18,922	(66,608)	(33,477)	260,854
Other civil claims	129,400	31,224	37,607	(14,507)	(57,321)	126,403
Tax claims	59,659	983	6,818	(2,313)	(9,593)	55,554
Labor claims	156,060	123,631	22,205	(42,107)	(24,323)	235,466
Environmental claims	182,689	53,829	21,257	(13)	(31,358)	226,404
Subtotal	1,489,907	278,479	194,796	(199,856)	(220,008)	1,543,318
Escrow deposits	(309,525)	(24,999)	(21,613)	28,698	4,468	(322,971)
Total	1,180,382	253,480	173,183	(171,158)	(215,540)	1,220,347

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(b)      Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed by Management as contingent liabilities because Management has determined, in consultation with its legal counsel, that in each case, the Company does not have a present obligation and, therefore, no provisions are recognized. Following are descriptions of the significant contingent liabilities:

	December 31, 2016	December 31, 2015
Customer claims (i)	306,500	414,700
Supplier claims (ii)	1,422,000	1,606,100
Other civil claims (iii)	709,400	683,000
Tax claims (iv)	1,143,000	945,400
Labor claims (v)	533,600	483,700
Environmental claims (vi)	3,317,600	1,277,600
Total	7,432,100	5,410,500

(c)      Explanation on the nature of main classes of lawsuits

(i)      Customer claims

Approximately 1,140 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 710 lawsuits in which customers claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 50 lawsuits in which customers plead the reduction in tariff under the category as “Social Welfare Entity”.  The Company was granted both favorable and unfavorable final decisions at several court levels and provisions were recognized based on the criteria described in Note 3.15. The R$108,200 decrease in lawsuits deemed as contingent liabilities is mainly related to revision of expectations arising from court decisions in the year.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(ii)        Supplier claims

These claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and provisions were recognized based on the criteria described in Note  3.15. The R$184,100 decrease in lawsuits deemed as contingent liabilities is mainly related to the revision of expectation arising from decisions within the year.

(iii)      Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels. These claims are in progress at different courts and provisions were recognized based on the criteria described in Note 3.15. There has been no significant changes during the year in contingent liabilities.

(iv)       Tax claims

Tax claims refer mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's management. Provisions were recognized based on the criteria described in Note 3.15. The R$197,600 increase in lawsuits deemed as contingent liabilities is mainly related to update of lawsuits in progress.

(a) In 2006, the Federal Revenue Service, by means of a tax execution, verified the Company’s compliance with the tax obligations related to income tax and social contribution for calendar year 2001, and issued a tax assessment adjusted through December 31, 2016 in the amount of R$50,203 (R$47,597 as of December 31, 2015).  The Company appealed this recognition and was granted a partial relief in the first administrative instance.  In December 2015, it filed a Voluntary Appeal against the part of the decision that was unfavorable to it.  Management considers that this administrative proceeding is deemed as a contingent liability.

(b) The municipality of São Paulo through law revoked the services tax exemption which until them the company withheld and thereafter issued tax deficiency notices related to the sewage service and ancillary activities, in the updated amount of R$501,060 (R$430,268 as of December 31, 2015), which currently are subject-matter of Tax Foreclosures, deemed by the Management as contingent liabilities.  SABESP filed a writ of mandamus against this revocation, which was rejected, and currently is under phase of appealability of Extraordinary Appeal filed.  Writs of prevention and actions for annulment were also filed, aiming the suspension of enforceability of credits and the annulment of tax deficiency notices, as it understands that notwithstanding the exemption revocation, the sewage activities and ancillary activities are not included in the list of activities subject to taxation by municipality.  Since there is no final court decision on the merits, the Company’s Management deemed the proceeding as contingent liability.

(c) The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates.  The amount involved was adjusted through December 31, 2016 and is R$62,039 (R$57,612 as of December 31, 2015).  Management assessed the lawsuit as a contingent liability.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(d) The Company’s request for an authorization to offset taxes was rejected, overdue in the periods of July, August and September 2002 against the amount of IRPJ paid in excess in 1997 and 1998, due to inflation adjustment over the financial statements (Law 8,200/91), which was anticipated in 1996 due to an injunction, after excluded due discontinuance of proceeding and application of Provisional Measure 38/02.  The Administrative Council of Tax Appeals rejected the credit from 1997.  The amount involved was adjusted through December 31, 2016 and is estimated at R$49,682 (R$47,470 as of December 31, 2015).  Management assessed the lawsuit as a contingent liability.

(e) On June 23, 2010, the Company and the municipality of São Paulo signed an agreement to provide water supply and sewage services.  The negotiation of this agreement led to the extinction of some judicial lawsuits, but others were not part of the referred agreement, and lawsuit proceeds as usual.  The remaining judicial lawsuits deemed as contingent liabilities, classified pursuant to item 3.15, are mainly related to taxes and fines. As of December 31, 2016, the amounts of such judicial lawsuits were R$19,170 (R$17,772 as of December 31, 2015) and R$117,941 (R$87,650 as of December 31, 2015), respectively.

(f) In 2005, the Federal Revenue Service partially rejected the Company´s request of offsetting tax credits related to the Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) in the amount of approximately R$56,118, and R$8,659, respectively, which relate to the period from January to April 2003, for which the Company offset prior year IRPJ and CSLL negative balances. The amounts not ratified by the authority of IRPJ and CSLL are R$11,164 and R$698, totaling R$11,862 million. As the company was granted a partial relief in this matter, it considered the updated amount of R$8,010 as of December 31, 2016 (R$7,636 as of December 31, 2015) as a contingent liability and recognized a provision in the amount of R$1,366 in accordance with the criteria described in Note 3.15 (R$1,302 as of December 31, 2015).

(g) SABESP filed two writs of mandamus pleading the declaration of unconstitutional municipal laws that levy the collection of taxes deriving from the use of public areas in the water and  sewage  network  installation for  the rendering of basic sanitation public utilities.  The first writ of mandamus was judged groundless at the lower court and the Court of Justice of São Paulo, in the appeal's records, partially granted relief to recognize the impossibility of charging the monthly contribution, due to unconstitutionality, deeming as valid the need of security and other requirements to issue the Statement of Use Permit– TPU, however, this decision had no effect since the rules, subject-matter of the first writ of mandamus were revoked.  The second writ of mandamus was granted partial relief to prohibit the enforceability of public price and the security for the use of public areas deriving from the municipal laws.  The municipality’s appeal was rejected and is pending judgment at the higher court. Management considered it as a contingent liability, but was not able to estimate the amount involved, given the specificities of the lawsuit.

(v)          Labor claims

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other. Part of the amount involved is in provisional or final execution at various court levels, and thus provisions were recognized in accordance with the criteria described in Note 3.15. The R$49,900 increase in lawsuits deemed as contingent liabilities is mainly due to the increase in the number of lawsuits filed, revision of expectations and updates on lawsuits in progress.

(vi)       Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb and the Public Prosecution Office of the State of São Paulo, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company.  The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The R$66,498 increase lawsuits for which provisions were recognized in accordance with the criteria described in Note 3.15 (net of escrow deposits), is mainly related to two new claims, in addition to the updates on lawsuits in progress. The R$2,040,000 increase in lawsuits deemed as contingent liabilities was mainly due to the addition of a new proceeding in the amount of R$1,969,247. For disclosure purposes, this sum refers to the amount claimed by the opposing party. It has not yet been possible to estimate the amounts involved by the Company, given the initial stage of the lawsuit.

Among the main lawsuits the Company is involved, there are public civil actions the subject-matters of which are: a) sentence SABESP to restrain itself from discharging or releasing sewage without due treatment; b) invest in the water and sewage treatment system of the municipality, under the penalty of paying a fine; c) payment of indemnity due to environmental damages, amongst others.

(d)      Other concession-related legal proceedings

The Company is party in concessions-related proceedings, cases in which it can lose the right of operating water supply and sewage collection services in few municipalities, such as follows:

(a) The municipality of Cajobi filed an action to recover possession against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets. It is currently awaiting the decision on the internal Interlocutory Appeal filed against the decision that denied the Special Appeal. Meanwhile, SABESP has filed a motion for expedited discovery against the municipality of Cajobi aiming at the enumeration and appraisal of assets, rights and equipment inherent in reversible and non-reversible services, without prejudice to the verification of other amounts, in accordance with concession agreement 03/94, which is in the forensic accounting stage and will support the subsequent filing of an action for damages. This is considered as a contingent liability;

(b) The Company filed a repossession action against the municipality of Álvares Florence, which was deemed groundless in an unappealable judgement on June 3, 2015, and the operation is not maintained. SABESP also filed an action for damages, distributed on February 3, 2016, claiming the payment of an amount corresponding to the  sum of all assets reversed with the resumption of the services, in accordance with the terms in the agreement. After the defense and specification of evidence, the claim was partially granted on September 22, 2016 and SABESP filed an appeal. This is considered as a contingent asset;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(c) The municipality of Macatuba filed an action to recover possession against SABESP, which was granted relief.  SABESP does not operate in the municipality and the probability of it returning to operate in the municipality is remote. Meanwhile, SABESP has filed an ordinary proceeding requesting the payment by the municipality of indemnity for the portions of the investments related to non-amortized or depreciated reversible assets.  The action is in the forensic accounting stage, and is deemed as a contingent liability.  In this same action, the municipality of Macatuba counterclaimed because it believes that SABESP earned, through the collection of tariffs, more than the amount invested in the water and sewage system, requesting that the Company be sentenced to pay an indemnity to be calculated by forensic experts, which is deemed as a contingent liability;

(d) The Company filed an action to maintain possession against the municipality of Iperó, which was deemed groundless. In view of the formalization of a Program Agreement between SABESP and the municipality, on October 13, 2016, SABESP and the municipality filed a motion to dismiss the lawsuit and the agreement was ratified in court on December 6, 2016;

(e) The municipality of Embaúba filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets and was issued a final and unappealable judgment on May 29, 2015.  The indemnity action was judged groundless in first instance.  The Company is currently awaiting the sentence on the appeal, which is deemed as a contingent liability;

(f)  The municipality of Araçoiaba da Serra filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets and was issued a final and unappealable judgment.  SABESP filed an indemnity action against the municipality, which is in progress, in the forensic expert stage, which is deemed as a contingent liability;

(g) The municipality of Itapira filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets.  SABESP filed an indemnity action against the municipality and, at the same time, requested a provisional relief, which was rejected in the lower court. SABESP filed an appeal and this decision was upheld in the other courts. While the relief was being litigated, the main lawsuit was pending. We are currently awaiting a decision from the court on the continuity of this lawsuit, which is deemed as a contingent liability;

(h) The municipality of Tuiuti, through a declaratory judgment action, obtained the right to remain in charge of water and sewage services. However, in a counter-claim, the municipality was sentenced to pay an indemnity, to be restated as of March 1996, as a final decision that became an execution object by SABESP.  As of December 7, 2016, an official communication was issued requesting the payment of the award. SABESP no longer operates in the municipality.  In the counter-claim, we consider it as a contingent liability.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The amount of the intangible assets related to the municipalities mentioned in the lawsuits mentioned above is R$28.273 as of December 31, 2016 (December 31, 2015 - R$33,502). If any of these municipalities is awarded a final and unappealable favorable sentence, allowing it to repossess sanitation service assets and operations, the Brazilian legislation provides for the indemnity of the Company's investments. Nevertheless, due to the solid track record of concession renewal and, therefore, the continuity of services, the investments made and not recovered through services rendered, within original term of the contract, are recognized as intangible assets.

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

In 2016, the Company used R$134,377 of the total contracted amount (R$238,540 in 2015).

20          Employees benefits

(a)      Health benefit plan

The health benefit plan is managed by Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 7.3% (December 31, 2015 – 7.4%) on average, of gross payroll;

.     Participating employees: 3.21% of base salary and premiums, equivalent to 2.6% of payroll, on average.

(b)      Pension plan benefits

	December 31, 2016	December 31, 2015
Funded plan – G1 (i)
Present value of defined benefit obligations	2,465,721	2,252,204
Fair value of the plan assets	(1,712,551)	(1,586,930)

Net liabilities recognized for defined benefit obligations	753,170	665,274

Unfunded plan – G0 (iii)
Present value of defined benefit obligations	2,512,080	2,166,942

Net liabilities recognized for defined benefit obligations	2,512,080	2,166,942

Liability as per statement of financial position – pension obligations (*)	3,265,250	2,832,216

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The increase of liabilities in 2016 is mainly due to the decrease in the discount rate to the G1 and G0 plans to 5.74% and 5.71% in 2016, versus 7.23% and 7.25% in 2015, respectively.

Pursuant to IAS19, the Company recognizes (gains)/losses, due to changes in assumptions under equity, as valuation adjustments to equity, as shown below:

	G1 Plan	G0 Plan	Total
As at December 31, 2016
Actuarial gains/(losses) on obligations	(541,783)	(241,711)	(783,494)
Gains/(losses) on financial assets	192,458	-	192,458
Total gains/(losses)	(349,325)	(241,711)	(591,036)
Deferred income tax and social contribution - G1 Plan	118,770	-	118,770
Valuation adjustments to equity	(230,555)	(241,711)	(472,266)

	G1 Plan	G0 Plan	Total
As at December 31, 2015
Actuarial gains/(losses) on obligations	228,191	(24,224)	203,967
Gains/(losses) on financial assets	(136,389)	-	(136,389)
Total gains/(losses)	91,802	(24,224)	67,578
Deferred income tax and social contribution - G1 Plan	(31,212)	-	(31,212)
Valuation adjustments to equity	60,590	(24,224)	36,366

	G1 Plan	G0 Plan	Total
As at December 31, 2014
Actuarial gain /(loss) on obligations	(113,727)	(198,192)	(311,919)
Gains /(losses) on financial assets	28,208	-	28,208
Other	(2,397)	-	(2,397)
Total gains /(losses)	(87,916)	(198,192)	(286,108)
Deferred income tax and social contribution – G1 Plan	29,891	-	29,891
Valuation adjustments to equity	(58,025)	(198,192)	(256,217)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(i)          G1 Plan

The Company sponsors a defined benefit pension plan for its employees ("G1 Plan"), which is managed by Sabesprev, receives similar contributions established in a plan of subsidy of actuarial study of Sabesprev, as follows:

•    1.21% of the portion of the salary of participation up to 20 salaries; and

•    10.24% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2016, SABESP had a net actuarial liability of R$753,170 (R$665,274 as of December 31, 2015) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets.

	2016	2015
Defined benefit obligation, beginning of the year	2,252,204	2,249,794
Current service cost	35,845	46,355
Interest cost	285,227	286,735
Actuarial (gains)/losses recorded as other comprehensive income	541,783	(228,191)
Effect of the plan migration – early reduction/curtailment	(525,992)	-
Benefits paid	(123,346)	(102,489)

Defined benefit obligation, end of the year	2,465,721	2,252,204

Below, the change of fair value of the plan during the year:

	2016	2015
Fair value of the plan’s assets, beginning of the year	1,586,930	1,573,723
Expected return on the plan assets	201,779	205,981
Expected Company’s contributions	23,046	23,052
Expected participants’ contributions	23,525	23,052
Benefits paid	(123,347)	(102,489)
Actuarial gains/(losses) included in other comprehensive income (loss)	192,458	(136,389)
Effect of the plan migration – early reduction/curtailment	(191,840)	-
Fair value of the plan’s assets, end of the year	1,712,551	1,586,930

(Deficit)/Surplus	(753,170)	(665,274)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The amounts recognized in the income statement are as follows:

	2016	2015	2014
Current service cost	13,562	23,303	9,513
Interest cost rate	285,227	287,334	199,528
Expected return on the plan assets	(201,778)	(205,981)	(144,678)
Total expenses	97,011	104,656	64,363

In 2016, the expenses related to defined pension plan amounting to R$60,263, R$7,982 and R$24,557, were reported in operating costs, selling and administrative expenses, respectively.  The amount of R$4,209 was capitalized in assets.

Early reduction (Curtailment)

In order to remedy the deficit referring to the G1 Defined Benefit Pension Plan (BD), as of August 2016, SABESP and Sabesprev continued with the migration process whereby 3,572 participants chose to change from a defined benefit plan to a Defined Contribution Pension Plan - “Sabesprev Mais”.  The process was carried out based on the exact terms of the migration started in 2010, i.e. it resumed migrations without changing any clause and in compliance with the rules in the regulation.

The Company recorded a gain due to the migration process (“curtailment”), with the partial settlement of the present value of the defined benefit liabilities and the fair value of the plan’s assets, in the amount of R$334,152, and paid R$30,891 corresponding to non-recurring contribution and incentive to the participants who migrated in August 2016.

Estimated expenses	2017
Current service cost	17,582
Interest cost rates	260,409
Participants contribution	(52,675)
Net profitability on financial assets	(183,689)
Expense to be recognized by the employer	41,627

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Actuarial assumptions:

	2016	2015	2014

Discount rate – actual rate (NTN-B)	5.74% p.a.	7.23% p.a.	6.11% p.a.
Inflation rate	4.87% p.a.	6.49% p.a.	6.49% p.a.
Expected rate of return on assets	10.89% p.a.	14.19% p.a.	13.00% p.a.
Future salary increase	6.97% p.a.	8.62% p.a.	8.62% p.a.
Mortality table	AT-2000	AT-2000	AT-2000

The number of active participants as of December 31, 2016 was 4,547 (8,130 as of December 31, 2015), and of inactive participants was 6,896 (6,956 as of December 31, 2015).

The benefit to be paid of G1 pension plan, expected for 2017 is R$152,638.

The contributions of the Company and participants of Plan G1 in 2015 were R$24,288 (R$23,651 in 2015) and R$21,895 (R$24,216 in 2015), respectively.

Since December 2016, the Company began to pay the actuarial deficit for the G1 pension plan with an initial contribution of R$2,963.

         Sensitivity analysis of the defined benefit pension plan as of December 31, 2016 regarding the changes in the main assumptions are:

Funded plan – G1	Change in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$248,941
	Decrease of 1.0%	Increase of R$290,801
Wage increase rate	Increase of 1.0%	Increase of R$40,775
	Decrease of 1.0%	Decrease of R$35,314
Life expectation	Increase of 1 year	Increase of R$31,478
	Decrease of 1 year	Decrease of R$42,306

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

		December 31, 2016	December 31, 2015
Fixed income
- NTNBs		997,027	834,535
- NTNCs		141,405	141,104
- NTNFs		5,803	6,201
- LTNs		-	23,537
Government bonds in own portfolio	(a)	1,144,235	1,005,377
Fixed income fund quotas	(b)	95,854	99,664
Private credit investment fund quotas	(c)	139,665	129,317
Debentures		3,940	4,330
Total fixed income		1,383,694	1,238,688

Equities
Stocks investment fund quotas	(d)	180,721	174,794
Shares		15,467	2,121
Total equities		196,188	176,915

Structured investments
Equity investment fund quotas	(e)	76,680	89,165
Real estate investment fund quotas	(f)	18,428	25,885
Multimarket investment fund quotas	(g)	31,195	4,313
Total structured investments		126,303	119,363

Other	(h)	6,366	51,964

Fair value of the plan assets		1,712,551	1,586,930

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(a) Fixed income: it is composed of government bonds issued by  the  National  Treasury, between  2024 and 2055.  These instruments are indexed by NTN-b indexed by IPCA (Extended Consumer  Price  Index),  NTN-c indexed by IGPM (General Market Price Index) and NTN-f which has a fixed index.

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

(h) Other: Foreign investment (investment fund quotas in global companies’ stocks, mostly US companies), borrowings, real estate, operational liabilities, contingent liabilities, etc.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

iii) swap operations without guarantee are  prohibited

iv) leverage will not be permitted, i.e., operations with derivatives representing leverage of  asset or selling  short, such operations cannot result in losses higher than   invested amounts.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

At the end of 2016, Sabesprev had in its investment portfolio debentures issued by the Company in the amount of R$3,937 (R$4,330 as of December 31, 2015).  The real estate held in the portfolio is not used by the Company.

The Brazilian capital market was positively affected in 2016 by the expectation of structural macroeconomic adjustments. The assets’ consolidated profitability came to 15.99% in 2016, exceeding its actuarial target, which stood at 12.44% in the same period. In 2015, profitability came to 12.82%.

Concerning Fixed Income, the strategies focused on government bonds prevailed, which had a appreciation given the above-mentioned expectation of approval of structural reforms.

Concerning Equities, following the same dynamics, shares of Brazilian companies traded on the BM&FBovespa appreciated, anticipating expected profit growth arising from a possible economic recovery. In 2016, the return of main Brazilian stock index, the Ibovespa, recorded 38.94%, against -13.31% in 2015.

Structured Investments depreciated slightly due to investments in Private Equity Funds, which require initial investments before generating the expected returns from the sale of the investees after development and appreciation.

Investments Abroad fell 15.6% in 2016, due to the depreciation of the U.S. Dollar against the real. The same portfolio valued by 50.4% in 2015.

(ii)        Private pension plan benefits – Defined contribution

As of December 31, 2016, Sabesprev Mais plan, based on defined contribution, had 9,453 active and assisted participants (5,213 as of December 31, 2015).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.  In 2016, expenses related to the obligation of defined contribution, totaling R$5,954, R$814 and R$2,601, were allocated to operating costs, selling expenses and administrative expenses.  The amount of R$1,381 was capitalized in assets. In August 2016, the Company concluded the migration process initiated in 2010 and paid R$30,891, corresponding to a non-recurring contribution and incentive to participants who migrated, and R$7,214, corresponding to the previous balance, related to the migration that began in 2010.

The Company has made contributions in the amount of R$10,750 in 2016 (R$9,472 as of December 31, 2015).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(iii)    Plan G0

Pursuant to Law 4,819/58, employees who started providing services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of December 31, 2016, the Company recognized a defined benefit obligation for Plan G0 of R$2,512,080 (R$2,166,942 as of December 31, 2015).

	2016	2015
Defined benefit obligation, beginning of the year	2,166,942	2,053,527
Current interest expense and service costs	282,117	248,054
Actuarial (gains)/losses recorded as other comprehensive income	241,711	24,224
Benefits paid	(178,690)	(158,863)

Defined benefit obligation, end of the year	2,512,080	2,166,942

The amounts recognized in the income statement are as follows:

2016

Current interest expense and service costs	282,117
Amount received from GESP (undisputed amount)	(96,709)
Total expenses	185,408

In 2016, the expense related to the defined benefit obligation under Plan G0 was included  in administrative expenses.

Estimated expenses	2017

Interest cost rate	262,873
Expense to be recognized	262,873

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The main actuarial assumptions used:

	2016	2015	2014

Discount rate – actual rate (NTN-B)	5.71% p.a.	7.25% p.a.	6.09% p.a.
Inflation rate	4.87% p.a.	6.49% p.a.	6.49% p.a.
Future salary increase	6.97% p.a.	8.62% p.a.	8.62% p.a.
Mortality table	AT-2000	AT-2000	AT-2000

The number of active participants of Plan - Go as of December 31, 2016 was 13 (15 as of December 31, 2015). The number of beneficiaries, retirees and survivors as of December 31, 2016 was 2,200 (2,186 as of December 31, 2015).

The benefit payable from the Go pension plan expected for 2017 is R$186,997.

The sensitivity analysis of defined benefit pension plan as of December 31, 2016 to the changes in the main assumptions is:

Plan – G0	Changes in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$223,664
	Decrease of 1.0%	Increase of R$263,501
Wages growth rate	Increase of 1.0%	Increase of R$271,054
	Decrease of 1.0%	Decrease of R$233,253
Life expectation	Increase of 1 year	Increase of R$67,572
	Decrease of 1 year	Decrease of R$68,100

(c)      Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and SABESP. The period covered represents the Company fiscal year, commence in January to December. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached.  As of December 31, 2016, the Program’s balance payable was recorded under “salaries, payroll charges and social contributions” in the amount of R$83,687 (R$76,634 as at December 31, 2015).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

21           Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others.  This account also records the amounts payable from the percentage in the revenues of São Paulo local government (Note 14 (d) (v)).  The balances as of December 31, 2016 and 2015 were R$460,054 and R$387,279, respectively.

22           Equity

(a)         Authorized capital

The Company is authorized to increase capital by up to R$15,000,000 (R$15,000,000 as of December 31, 2015), based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6,404/76.

(b)         Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares without par value as of December 31, 2016 and 2015, held as follows:

	December 31, 2016		December 31, 2015
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50,26%	343,524,285	50.26%
Companhia Brasileira de Liquidação e Custódia	206,955,305	30,28%	199,719,739	29.22%
The Bank of New York ADR Department (equivalent in shares) (*)	132,401,813	19,37%	139,637,913	20.43%
Other	628,466	0,09%	627,932	0.09%

	683,509,869	100,00%	683,509,869	100.00%

(*)       each ADR corresponds to 1 share.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

	2016	2015	2014
Profit for the year	2,947,098	536,279	902,983
(-) Legal reserve - 5%	(147,355)	(26,814)	(45,149)

	2,799,743	509,465	857,834

Minimum mandatory dividend – 25% (R$1.0240, R$0.1863 and R$0.3138 as of December 31, 2016, 2015 and 2014 per share and per ADS)	699,936	127,366	214,458

On April 29, 2016, the Shareholders’ General Meeting approved the distribution of dividends as interest on capital amounting to R$149,893, for the 2015 fiscal year.  Therefore, the amount of R$22,527 related to the surplus minimum mandatory dividends of 25%, set forth in the Bylaws, recorded in the 2014 equity under “Additional proposed dividends” was transferred to current liabilities.  These amounts started being paid in June 2016.

The Company proposed dividends as interest on capital in the amount of R$699,936 and additional proposed dividends in the amount of R$123,557, totaling R$823,493, corresponding to R$1.2048 per common share, to be resolved on the Shareholders’ Meeting to be held on April 29, 2017.

The Company declared dividends payable as interest on capital in the amount of R$699,936, which considers the minimum dividend amount set forth in the Bylaws.  The amount exceeding the minimum mandatory dividend due in the year of R$123,557 was reclassified into equity to the “Additional proposed dividends” account, this amount includes the withholding income tax of R$60,838.

Pursuant to CVM Resolution nº 207/1996, the Company imputed interest on capital to the minimum dividend by its net value of withholding income tax.  The amount of R$60,838 referring to the withholding income tax was recognized in current liabilities, in order to comply with tax liabilities related to the credit of interest on capital.

The interest on capital balance payable as of December 31, 2016, totaling R$700,034, refers to the amount of R$699,936 declared in 2016, net of withholding income tax and R$98 declared in previous years.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(d)         Legal reserve

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

(e)          Investments reserve

Earnings reserve - investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems, based on capital budget approved by the Management.

As of December 31, 2016 and 2015, the balance of investment reserve totaled R$5,249,830 and R$3,273,580, respectively.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(f) Allocation of profit for the year

		2016	2015	2014
Profit
(+)	Profit for the year	2,947,098	536,279	902,983
(-)	Legal reserve – 5%	147,355	26,814	45,149
(-)	Minimum mandatory dividends	699,936	127,366	214,458
(-)	Additional proposed dividends	123,557	22,527	37,846
Investment reserve recorded in		1.976.250	359,572	605,530

The Management will send for approval at the Shareholders’ Meeting, a proposal to transfer the retained earnings balance, in the amount of R$1,976,250 to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget.

(g)      Retained earnings

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve.

(h)      Other comprehensive loss

Unrealized gains and losses arising from changes in the actuarial assumptions are accounted for as equity valuation adjustments, net of income tax and social contribution effects. See Note 20 (b), the breakdown of amounts recognized in 2016 and 2015.

	G1	G0	Total

Balance as of December 31, 2015	65,470	(418,852)	(353,382)
Actuarial losses for the year (Note 20 (b))	(230,555)	(241,711)	(472,266)
Balance as of December 31, 2016	(165,085)	(660,563)	(825,648)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

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

	2016	2015	2014

Equity attributable to Company’s owners	2,947,098	536,279	902,983
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	4.31	0.78	1.32

24          Operating segment information

In 2016, the Company started to provide water connections only to customers (residential, commercial and industrial) who also requested a connection to the sewage system. Prior to that, the Company offered water connections even if the customer did not request a sewage connection.

The objective of this measure, which has been applied to all municipalities operated by SABESP, is to reduce the pollution caused by the disposal of sewage in streams, rivers, beaches and phreatic zones, and to expand the benefits to the environment and the health of the population.

The decision to offer water connections only to customers who also connect to the sewage system was taken by the main operating decision maker, which in the case of SABESP is the Board of Executive Officers, since it believes that the Company must provide sanitation services rather than individual water and sewage services only.

This structural change in the business has also changed the focus on decision making. In this way, the analysis of the activities was carried out on a consolidated basis, i.e., the Company has only one operating segment – sanitation – rather than the previously presented segments, water and sewage, as shown below:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Result

	2016
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	11,122,232	3,732,877	14,855,109
Gross sales deductions	(756,901)	-	(756,901)
Net operating revenue	10,365,331	3,732,877	14,098,208
Costs, selling and administrative expenses	(7,026,699)	(3,651,364)	(10,678,063)
Income from operations before other operating expenses, net and equity accounting	3,338,632	81,513	3,420,145
Other operating income / (expenses), net			4,722
Equity accounting			4,740
Financial result, net			699,447
Income from operations before taxes			4,129,054
Depreciation and amortization	1,146,626	-	1,146,626

(i) See note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional to long-lived asset information;

(ii) Construction revenue and related costs not reported to the CODM.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	2015 (Restated)
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	8,946,825	3,336,716	12,283,541
Gross sales deductions	(571,972)	-	(571,972)
Net operating revenue	8,374,853	3,336,716	11,711,569
Costs, selling and administrative expenses	(5,550,122)	(3,263,808)	(8,813,930)
Income from operations before other operating expenses, net and equity accounting	2,824,731	72,908	2,897,639
Other operating income / (expenses), net			143,755
Equity accounting			2,597
Financial result, net			(2,456,462)
Income from operations before taxes			587,529
Depreciation and amortization	1,074,032	-	1,074,032

(i) See note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional to long-lived asset information;

(ii) Construction revenue and related costs not reported to the CODM.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	2014 (Restated)
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	8,905,335	2,918,036	11,823,371
Gross sales deductions	(610,155)	-	(610,155)
Net operating revenue	8,295,180	2,918,036	11,213,216
Costs, selling and administrative expenses	(6,441,050)	(2,855,516)	(9,296,566)
Income from operations before other operating expenses, net and equity accounting	1,854,130	62,520	1,916,650
Other operating income / (expenses), net			(3,488)
Equity results			(2,453)
Financial result, net			(635,866)
Income from operations before taxes			1,274,843
Depreciation and amortization	1,004,471	-	1,004,471

 (i) See note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional to long-lived asset information;

 (ii) Construction revenue and related costs not reported to the CODM. Explanation on the reconciliation items for the Financial Statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

The impacts on gross operating revenue and costs are as follows:

	2016	2015	2014

Gross revenue from construction recognized under IFRIC 12 (a)	3,732,877	3,336,716	2,918,036
Construction costs recognized under IFRIC 12 (a)	(3,651,364)	(3,263,808)	(2,855,516)

Construction margin	81,513	72,908	62,520

(a)    Revenue from concession construction contracts is recognized in accordance with IAS 11 - Construction Contracts, using the percentage-of-completion method. See Notes 14 (c) and (f).

25          Insurance

The Company has insurance that covers fire and other damage to its assets and office buildings, and liabilities to third parties, among others. It also has civil liability insurance for the members of the Board of Directors and Board of Executive Officers (“D&O insurance”) and guarantee insurance for escrow deposit (as described in Note 19 (e)) and traditional guarantee insurance. The Company contracts insurance through biddings processes with the participation of the main Brazilian and international insurance companies that operate in Brazil.

As of December 31, 2016, the Company’s insurance coverage is as follows:

Amount insured

Specified risks – fire	2,007,040
Engineering risk	1,814,000
Guarantee insurance for escrow deposit	500,000
Traditional guarantee insurance	100,000
Civil liability– D&O (Directors and Officers)	100,000
Civil liability – works	71,590
Domestic and international transportation	55,040
Civil liability – operations	3,000
Other	29
Total	4,650,699

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

26          Operating revenue

(a)   Revenue from sanitation services:

	2016	2015	2014

Metropolitan region of São Paulo	7,749,694	6,021,949	6,235,276
Regional Systems (i)	3,372,538	2,924,876	2,670,059
Total (ii)	11,122,232	8,946,825	8,905,335

(i)  Including the municipalities operated in countryside and at the coast of the State of São Paulo.

(ii)       The gross operating revenue from water and sewage, totaling R$11,122,232, not including construction revenue, increased by R$2,175,407, or 24.3%, when compared to the R$8,946,825 recorded in 2015.

The main factors responsible for the increase were the 15.2% tariff adjustment (7.8% ordinary tariff adjustment and 6.9% extraordinary tariff revision) since June 2015, the 8.4% tariff adjustment since May 2016 and an increase of 4.4% in the Company’s total billed volume in 2016 compared to 2015.

Revenue was also impacted by the Water Consumption Reduction Incentive Program (Bonus), decreasing from R$926,057 in 2015 to R$187,405 in 2016, and by the application of the Contingency Tariff, from R$499,730 in 2015 to R$224,724 in 2016.

SABESP’s Water Consumption Reduction Incentive Program (Bonus) and Contingency Tariff (Tax)

ARSESP Resolution 469/2014 approved SABESP’s Water Consumption Reduction Incentive Program (“Bonus”), designed to offer an economic incentive to encourage the Greater São Paulo population to reduce water consumption. The measure was adopted given the record high temperatures and the lack of rain that caused the water crisis in 2014 and 2015.

On January 7, 2015, ARSESP published the Resolution nº 545, through which it authorizes the contingency tariff to the users whose monthly consumption exceeds the average seen in the period between February 2013 and January 2014.

As of March 30, 2016, ARSESP published Resolutions 640 and 641, which respectively cancelled the application of the Contingency Tariff (Tax) and SABESP’s Water Consumption Reduction Incentive Program (“Bonus”) as of May 1, 2016.

(b)    Reconciliation between gross operating revenue and net operating revenue:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

	2016	2015	2014

Revenue from sanitation services	11,122,232	8,946,825	8,905,335
Construction revenue (Note 14 (c))	3,732,877	3,336,716	2,918,036
Sales tax	(756,901)	(571,972)	(610,155)
Net operating revenue	14,098,208	11,711,569	11,213,216

27           Costs and expenses by nature

	2016	2015	2014
Cost of services
Salaries, payroll charges and benefits	1,718,199	1,503,383	1,494,147
Pension obligations	(131,469)	75,247	47,855
Construction costs (Note 14 (c))	3,651,364	3,263,808	2,855,516
General supplies	173,224	172,561	191,723
Treatment supplies	279,150	269,294	261,205
Outside services	845,334	791,156	856,960
Electricity	932,435	815,164	597,454
General expenses	471,965	369,213	404,367
Depreciation and amortization	1,072,918	1,000,937	926,372
	9,013,120	8,260,763	7,635,599

Selling expenses
Salaries, payroll charges and benefits	271,690	237,848	236,109
Pension obligations	(17,941)	9,761	6,225
General supplies	3,585	3,692	4,549
Outside services	278,565	247,687	252,628
Electricity	751	770	579
General expenses	93,180	86,064	86,590
Depreciation and amortization	9,729	9,883	10,339
Bad debt expense, net of recoveries (Note 9 (c))	90,488	2,420	139,589
	730,047	598,125	736,608

Administrative (income) expenses
Salaries, payroll charges and benefits	194,357	182,215	180,845
Pension obligations	136,358	185,206	158,114
GESP Reimbursement – benefits paid (Note 10 (a) (vii))	-	(696,283)	-
General supplies	2,585	2,340	5,861
Outside services	154,926	123,802	205,341
Electricity	1,848	1,596	1,032
General expenses	289,862	11,467	228,737
Depreciation and amortization	63,979	63,212	67,760
Tax expenses	90,981	81,487	76,669
	934,896	(44,958)	924,359

Total costs and expenses
Salaries, payroll charges and benefits	2,184,246	1,923,446	1,911,101
Pension obligations	(13,052)	270,214	212,194
GESP Reimbursement – benefits paid (Note 10 (a) (vii))	-	(696,283)	-
Construction costs (Note 14 (c))	3,651,364	3,263,808	2,855,516
General supplies	179,394	178,593	202,133
Treatment supplies	279,150	269,294	261,205
Outside services	1,278,825	1,162,645	1,314,929
Electricity	935,034	817,530	599,065
General expenses	855,007	466,744	719,694
Depreciation and amortization	1,146,626	1,074,032	1,004,471
Tax expenses	90,981	81,487	76,669
Bad debt expense, net of recoveries (Note 9 (c))	90,488	2,420	139,589
	10,678,063	8,813,930	9,296,566

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

28          Financial Income (Expenses)

	2016	2015	2014
Financial expenses
Interest and charges on borrowings and financing – local currency	(317,379)	(326,315)	(272,975)
Interest and charges on borrowings and financing – foreign currency	(113,268)	(127,352)	(92,180)
Other financial expenses (i)	(86,372)	(149,902)	(104,060)
Income tax over international remittance	(18,823)	(20,389)	(14,334)
Inflation adjustment on loans and financing (ii)	(121,036)	(171,735)	(98,309)
Inflation adjustment on Sabesprev Mais deficit	(891)	(1,529)	(1,169)
Other inflation adjustments (iii)	(48,634)	(20,594)	(10,597)
Interest and inflation adjustments on provisions (iv)	(133,488)	(41,916)	(118,669)
Total financial expenses	(839,891)	(859,732)	(712,293)

Financial income
Inflation adjustment gains	152,154	166,887	91,930
Income on short-term investments (v)	209,376	170,551	202,898
Interest income (vi)	99,068	44,358	125,757
Cofins and Pasep	(23,535)	(7,947)	-
Other	11,647	21,385	2,147
Total financial income	448,710	395,234	422,732

Financial income (expenses), net before exchange rate changes	(391,181)	(464,498)	(289,561)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing (vii)	1,090,466	(1,992,019)	(345,105)
Other exchange rate changes	(209)	(720)	(625)
Exchange gains	371	775	(575)
Exchange rate changes, net	1,090,628	(1,991,964)	(346,305)

Financial income (expenses), net	699,447	(2,456,462)	(635,866)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(i)      Other  financial expenses decreased, especially due to the lower accounting of interest of the PPP agreement of Sistema Produtor Alto Tietê – CAB – SPAT.

(ii)    The inflation adjustment derives mainly from the lower variation of the IPCA in 2016, versus 2015 (6.29% and 10.67%, respectively). In 2015, the inflation adjustments derives from increase in the indexes defined in the loan agreements, such as TR and IPCA, corresponding to 1.8% and 10.7%, respectively, in 2015 (0.9% and 6.4% in 2014).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

(iii)   The increase was essentially due to the restatement of liabilities related to the commitments required by public-private partnerships and leases.

(iv)   The variation was mainly due to the recognition of higher interest and inflation adjustment on the 2016 lawsuits, due to the revision of the estimated probability of loss, arising from decisions that were unfavorable to the Company.

(v)     The increase is due to the higher average balance of investments in 2016 compared to 2015.

(vi)   The R$54,710 increase in interest income is essentially due to lower interest on installment agreements in 2015.

(vii)  The change in expenses mainly reflects the depreciation of the U.S. dollar against the real in 2016 (16.5% and 13.9%, respectively), compared to the appreciation presented in 2015 (47.0% and 45.9%, respectively). In 2015, higher expenses mainly reflect the increase in the debt balance due to the US dollar and the Yen appreciation, of 47.0% and 45.9%, respectively, in 2015 (13.4% of US dollar and 0.4% depreciation of the Yen in 2014).

29          Other operating income (expenses), net

	2016	2015	2014

Other operating income, net	62,570	190,840	109,329
Other operating expenses	(57,848)	(47,085)	(112,817)

Other operating income (expenses), net	4,722	143,755	(3,488)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services.

Other operating income decreased by R$128.3 million, mainly due to: (i) the decline in revenue from property sales (R$47.4 million); (ii) the decrease in the sale of surplus electricity (R$42.8 million); (iii) the lower amount received from the State Program to Support Water Recovery (R$22.6 million); and (iv) lower income from contractual fines charged from suppliers (R$16.8 million).

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and exceeding cost of electricity sold.

30          Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main committed amounts as of December 31, 2016:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,357,861	1,582,538	412,312	1,299,950	4,652,661
Contractual obligations – Investments	1,328,780	2,298,758	1,012,006	6,305,057	10,944,601
Total	2,686,641	3,881,296	1,424,318	7,605,007	15,597,262

The main commitment refers to São Lourenço PPP. See Note 14 (h).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

31           Supplemental cash flow information

	2016	2015	2014

Total additions to intangible assets (Note 14 (b))	3,855,831	3,604,442	3,236,781

Items not affecting cash (see breakdown below)	(1,747,664)	(1,207,090)	(577,924)

Total additions to intangible assets as per statement of cash flows	2,108,167	2,397,352	2,658,857

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 14 (e))	700,743	466,544	278,265
Contractors payable	57,431	(57,041)	48,547
Program contract commitments	4,262	136,543	62,250
Public Private Partnership - São Lourenço PPP (Note 14 (h))	893,181	548,978	22,245
Leases	10,534	36,877	104,097
Construction margin (Notes 14 (f) and 24)	81,513	72,908	62,520
Other	-	2,281	-
Total	1,747,664	1,207,090	577,924

32          Events after the reporting period

  Tariff revision

As of January 19, 2017, the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP) published ARSESP Resolution 706 that addresses the beginning of SABESP’s second ordinary tariff revision.

  Santa Branca

Since February 6, 2017, SABESP started providing sanitations services in Santa Branca. The agreement, signed on November 9, 2016, is valid for 30 years.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016, 2015 and 2014

Amounts in thousands of reais, unless otherwise indicated

  Implementation of SAP ERP - Enterprise Resource Planning System

As of April 10, 2017, SABESP implement the Enterprise Resource Planning - SAP ERP, that comprises a series of programs, integrating all information of the Company's processes in a single data base. With the implementation of SAP ERP, SABESP will increase its operational automation and standardization through allowing access to a solid and robust base of corporate information, streamlining and optimizing management procedure, in line with the best market practices.

  Protocol of Intentions with the municipality of Guarulhos

As of April 10, 2017, SABESP executed a Protocol of Intentions with the municipality of Guarulhos for the preparation of studies and evaluations aiming to resolve commercial relations and existing debts between the municipality and the Company.

  News published by the press concerning alleged irregularities in two contracts with Odebrecht

  On April 25, 2017, the Company issued a Notice to the Market about news published by the press concerning alleged irregularities in two contracts with Odebrecht, as per statements made by one of its former executives in a plea bargain deposition.

  Internal procedures were carried out to determine if there were indications of alleged irregularities in the contracts mentioned and it was concluded that there is no evidence of irregularities in these contracts.

  Any new fact or indication will lead to new diligence on the part of the Company.

    Sabesp's Second Ordinary Tariff Revision - New Schedule

  On April 26, 2017, the Regulatory Agency of Sanitation and Energy of the State of São Paulo (ARSESP - Agência Reguladora de Saneamento e Energia do Estado de São Paulo) published a Notice changing the timeline for the initial stage of the Sabesp's Tariff Revision.

  The Preliminary Maximum Average Tariff ("Preliminary P0") will be disclosed up until June 30, 2017.

  The Final Maximum Average Tariff ("Final P0") will be maintained up until April 10, 2018.

    General Shareholders Meeting

  On April 28, 2017 it was held the Annual Shareholders’ Meeting, which made the following decisions:

  · Approval of the Company's financial statements for the fiscal year ended December 31, 2016;

  · Allocation of the profit for the year 2016;

  · Election of Mr. Francisco Luiz Sibut Gomide to compose the Board of Directors; and

  · Election of effective and alternate members of the Fiscal Council.

    Second Ordinary Tariff Revision of Sabesp

  On May 10, 2017, the Company's Board of Executive Officer resolved to file, on May 11, 2017, a formal request to the Regulatory Agency for Sanitation and Energy of the State of São Paulo (ARSESP - Agência Reguladora de Saneamento e Energia do Estado de São Paulo) to postpone, for 30 days, the schedule of the currently ongoing tariff revision, with the following objectives:

  ·   consider, in this stage, the technical report prepared by Sabesp regarding the exclusion of pipelines carried out during the first cycle, requesting its incorporation in the calculation of the preliminary P0; and

  ·   provide additional clarifications and information on the Business Plan, as requested by ARSESP.

    Second Ordinary Tariff Revision of Sabesp

  On May 11, 2017, the Regulatory Agency for Sanitation and Energy of the State of São Paulo (ARSESP - Agência Reguladora de Saneamento e Energia do Estado de São Paulo), regarding Sabesp's request, published Resolution No. 722, in which ARSESP:

  (i) grants to the Company the additional time requested to supplement and submit the information for the initial stage of the preliminary tariff revision process; and

  (ii) announces that it will disclose, up to May 19, the new schedule for the initial stage of the 2nd Ordinary Tariff Revision of Sabesp, as a result of the additional time granted to submit the information.

    Memorandum of understanding with the municipality of Santo André

  On May 11, 2016, the Company entered into a Memorandum of Understanding with the municipality of Santo André, in order to prepare studies and evaluations to govern commercial relations and debts between the municipality and the Company.

    • 21st issue of debentures

  On May 12, 2017, Sabesp's Board of Directors approved the issuance of the 21 st issue of simple, non-convertible unsecured debentures in up to two (2) series, for public distribution, with restricted placement efforts, Pursuant to CVM Instruction 476 of January 16, 2009, in the total amount of R $ 500,000. The proceeds from the issuance of the Debentures will be allocated to the refinancing of outstanding financial commitments in 2017 and to the Company's cash recovery.

    Studies for the Company’s Capitalization

  On May 12, 2017, Sabesp announces to its shareholders and to the market in general that, the State Privatization Program's Board, established by the State Law 9.361, dated as of July 5th, 1996, unanimously resolved, on this date ("Resolution"):

  (i) To proceed with studies on alternatives for the Capitalization of Sabesp ("Capitalization");

  (ii) The hiring, by Sabesp, of the International Finance Corporation ("IFC"), an institution bound to the World Bank; and

  (iii) The conclusion of an agreement between Sabesp and the São Paulo State Government, through the Secretariat of Sanitary and Water Resources and the Secretariat of Finance, to delineate the scope of the IFC's hiring and to govern the relationship between the contracting parties, including proportional reimbursement of expenses.

  The proposed Capitalization provides the establishment of a new company to exercise Sabesp's direct corporate control after the conference of the totality of share interest owned by the São Paulo State Government into the stock capital of the new company. São Paulo State Government will continue, under any circumstances, to hold sufficient shareholding interest to assure the exercise of Sabesp's majority corporate control, as provided by law. The purpose of the Capitalization is to overcome financial restrictiveness and preserve the expansion of the activities of universalization of basic sanitation services promoted by the Company.

  If further studies are implemented, new information will be disclosed regarding the possible Capitalization, which, if continued, may provide for the admission of institutional investors in order to fund the new company's share capital, allowing to strengthen Sabesp's corporate governance and business efficiency in order to preserve the development of its activities of universal sanitation services in the São Paulo State.

  During this process the Company will disclose any relevant developments over this subject.