Form 20-F
period 2017-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2018-04-27
CIK 1170858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20‑F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We maintain our books and records in reais.  We prepare our financial statements in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”.  Our audited financial statements as of December 31, 2017 and 2016 and for each of the years in the three year period ended December 31, 2017 and are included in this annual report on Form 20‑F.

Certain figures included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

Water Crisis

Our results and operational performance for the fiscal year ended December 31, 2017 were partially affected by the lowest stream flow measurements in over 80 years due to the serious drought in 2014 and 2015. With the return of the rainfall to its historical average for the rainy season that began in October 2015 and ended in March 2016, the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region returned to normal and the measures taken during the water crisis to continue to service consumers were gradually discontinued.  However, heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting lower water consumption practices during the water crisis and these practices have been partially integrated into our consumers’ daily habits. Another probable factor for why consumptions levels have not yet returned to their pre-water crisis levels despite the return of the rainfall to its historical average is the contraction of the Brazilian economy, which may have resulted in lower consumption of water by industry and other businesses.  As a result, despite our reservoirs having a higher volume of water available for treatment, the total volume of water billed to our clients did not return to the volume of water billed in 2013, before the water crisis.  As of December 31, 2017, the reservoirs in the São Paulo metropolitan region, where our largest market is located, contained 916.8 million m3 of water storage for treatment, compared to 951.1 million m3 available for treatment as of December 31, 2016. The measurements for these years do not include the so called “technical reserve” of 287.5 million m³. See “Item 4.B. Business Overview—The Recent Water Crisis”.  Average monthly water production in 2017 for the São Paulo metropolitan region was 60.6 m³/s, compared to 58.5 m³/s in 2016, 52.0 m³/s in 2015, 62.2 m³/s in 2014 and 69.1 m³/s in 2013, the year before the water crisis started.  For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—“The measures we took to mitigate the effects of the drought that occurred in 2014 and 2015 resulted in a significant decrease in the volume of water billed and revenues from services we provide and, despite the discontinuation in May 2016 of the measures that were used to face the drought, new consumption habits were incorporated and the volume of water billed continues to be impacted by those measures.” and “Item 4.B. Business Overview—The Recent Water Crisis”.

Convenience Translations

We have translated some of the real amounts contained in this annual report into U.S. dollars.  The rate used to translate such amounts in respect of the year ended December 31, 2017 was R$3.3080 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect on December 31, 2017, as reported by the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.  See “Item 3.A. Selected Financial Data—Exchange Rates” for more detailed information regarding the Brazilian foreign exchange system and historical data on the exchange rate of the real against the U.S. dollar.

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

•        “Regional Systems” are to the area where the regional systems’ executive office operates, comprising 330 municipalities in the interior and coastline regions of the state of São Paulo;

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

•        “water crisis” are to the drought we have experienced from late 2013 and throughout most of 2015.  This drought, the most serious that our service region has experienced in more than 80 years, primarily affected the Cantareira System, our largest water production system.

Information in this annual report related to liters, water and sewage volumes, number of employees, kilometers, water and sewage connections, population served, operating productivity, water production, water and sewage lines (in kilometers), water loss index and investment in programs has not been audited.

Market Information

We make statements in this annual report about our market share and other information relating to Brazil and the industry in which we operate.  We have made these statements on the basis of information from third-party sources and publicly available information that we believe is reliable, such as information and reports from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, and the State Data Analysis System Foundation (Fundação Sistema Estadual de Análise de Dados), or SEADE, among others.  We have no reason to believe that any of this information is inaccurate in any material respect.

References to urban and total population in this annual report are estimated based on research prepared by SEADE entitled “Projections of Population and Residences for the Municipalities of the State of São Paulo: 2010-2050” (Projeção da População e dos Domicílios para os Municípios do Estado de São Paulo: 2010-2050).

Our Contracts and the Municipalities We Serve

Throughout this document, we refer to the 368 municipalities we serve and to our 370 contracts.  This difference results from the fact that we have two partial water contracts with the municipality of Mogi das Cruzes.  However, as the majority of the municipality is serviced on a wholesale basis, Mogi das Cruzes has not been included in the total number of municipalities we serve.  Most of our contracts with the municipalities we serve are program contracts which have a term of 30 years

CAUTIONARY STATEMENTS ABOUT FORWARD‑LOOKING STATEMENTS

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

•        availability of the water supply;

•        the impact on our business of lower water consumption practices adopted by our customers during the water crisis, which may remain in place despite the discontinuation of the measures adopted to serve the São Paulo metropolitan region during the water crisis;

•        any measures that we may be required to take to ensure the provision of water to our customers;

•        our exposure to probable increases in the frequency of extreme weather conditions, including droughts and intensive rain and other climatic events;

•        fluctuations in inflation, interest rates and exchange rates in Brazil;

•        the interests of our controlling shareholder;

•        our potential corporate reorganization, as approved by State Law No. 16,525 on September 15, 2017;

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

The selected financial data as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 have been derived from our audited financial statements, presented in accordance with IFRS, and included in this annual report.  The selected financial data as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013 have been derived from our audited financial statements, presented in accordance with IFRS, which is not included in this annual report.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares since January 1, 2013 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8.A.  Financial Statements and Other Financial Information—Dividends and Dividend Policy—Payment of Dividends”.

	For the year ended December 31,
	2017(1)	2017	2016	2015	2014	2013
	US$	R$	R$	R$	R$	R$
(in millions, except per share and per ADS (2) data
Selected Income Statement Data:
Net operating revenue	4,416.0	14,608.2	14,098.2	11,711.6	11,213.2	11,315.6
Cost of services	(2,653.9)	(8,779.0)	(9,013.1)	(8,260.8)	(7,635.6)	(6,816.3)
Gross profit	1,762.2	5,829.2	5,085.1	3,450.8	3,577.6	4,499.3
Selling expenses	(232.4)	(768.7)	(730.0)	(598.1)	(736.6)	(637.1)
Administrative income (expenses)	(332.2)	(1,099.0)	(934.9)	45.0	(924.4)	(729.1)
Operating profit	1,197.6	3,961.7	3,429.6	3,044.0	1,910.7	3,138.8
Financial income (expenses), net	(138.5)	(458.1)	699.4	(2,456.5)	(635.9)	(483.2)
Profit for the year	761.6	2,519.3	2,947.1	536.3	903.0	1,923.6
Earnings per share – basic and diluted (3)	1.11	3.69	4.31	0.78	1.32	2.81
Earnings per ADS – basic and diluted (3)	1.11	3.69	4.31	0.78	1.32	2.81
Dividends and interest on shareholders’ equity per share(3)	0.06	0.19	1.02	0.19	0.32	0.67
Dividends and interest on shareholders’ equity per ADS(3)	0.06	0.19	1.02	0.19	0.32	0.67
Weighted average number of common shares outstanding(3)	683,509,869	683,509,869	683,509,869	683,509,869	683,509,869	683,509,869

(1)       Translated at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Central Bank, as of December 31, 2017 of R$3.3080 to US$1.00.

(2)       ADS-American Depositary Share.

(3)       On April 22, 2013, our shareholders approved a stock split, following which each common share represented three new common shares.  Therefore, per share information in the selected financial data has been retrospectively restated to give effect to the stock split to all periods presented.

 Selected Statement of Financial Position Data
	As of December 31,

	2017(1)	2017	2016	2015	2014	2013
	US$	R$	R$	R$	R$	R$
	(in millions, except per share and per ADS (2) data
Property, plant and equipment	77.1	255.1	302.4	325.1	304.8	199.5
Intangible assets	10,116.7	33,466.1	31,246.8	28,513.6	25,979.5	23,846.2
Total assets	11,954.8	39,546.4	36,745.0	33,706.6	30,355.4	28,274.3
Current portion of long‑term loans and financing	528.0	1,746.8	1,246.6	1,526.3	1,207.1	640.9
Long‑term loans and financing	3,130.1	10,354.2	10,717.6	11,595.3	9,578.6	8,809.1
Interest on capital	181.0	598.6	700.0	127.4	214.5	457.0
Total liabilities	6,660.7	22,033.4	21,325.8	19,990.0	17,051.0	15,343.5
Equity	5,294.1	17,513.0	15,419.2	13,716.6	13,304.4	12,930.8
Capital stock	3,023.0	10,000.0	10,000.0	10,000.0	10,000.0	6,203.7
Selected Statements of Cash Flows Data:
Net cash generated from operating activities	998.2	3,301.9	3,003.6	2,641.4	2,480.3	2,777.2
Net cash used in investing activities	(596.0)	(1,971.4)	(2,130.7)	(2,459.5)	(2,757.7)	(2,281.5)
Net cash provided by (used in) financing activities	(282.2)	(933.6)	(625.9)	(265.7)	218.5	(629.7)
Purchases of intangible assets and property, plant and equipment as presented in our statement of cash flow	(597.6)	(1,976.7)	(2,135.8)	(2,452.1)	(2,748.3)	(2,335.8)

(1)      Translated at the commercial selling rate at closing for the purchase of U.S. dollars, as reported by the Central Bank, as of December 31, 2017 of R$3.3080 to US$1.00.

(2)      ADS-American Depositary Share.

Operating Data

Indicator	As of and for the year ended December 31,
	2017	2016	2015
Number of water connections (in thousands)	8,863	8,654	8,420
Number of sewage connections (in thousands)	7,302	7,091	6,861
Percentage of population with water connections (“service” indicator) (in percent) (1)	95	95	96
Percentage of population with sewer connections (“service” indicator) (in percent) (1)	83	82	83
Percentage of population covered by water network (“coverage” indicator) (in percent) (2)	98	98	99
Percentage of population covered by sewage network (“coverage” indicator) (in percent) (2)	90	89	90
Percentage of consumer units connected to the sewage treatment system (“sewage treatment coverage” indicator) (in percent)	75	74	72
Volume of water billed during period (in millions of cubic meters)	2,075.9	1,990	1,914
Water Billed Loss Index during period (average) (in percent)(3)	20.1	20.8	16.4
Water Metered Loss Index during period (average) (in percent)(4)	30.7	31.8	28.5
Water loss per connection per day (average)(5)	302	308	258
Number of employees (6)	13,672	14,137	14,223

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

(6)      In 2015, this figure included 370 employees who retired due to disability. This number was excluded from the 2016 and 2017 figures.

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

The Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies in recent decades.  Between 2003 and mid‑2008, the real appreciated significantly against the U.S. dollar with the exchange rate reaching R$1.634 in August 2008, although it depreciated by 32.0% against the U.S. dollar during full year 2008, closing the year at R$2.337 per US$1.00.  The real strengthened again by 25.5% in 2009 and 4.3% in 2010, but depreciated against the U.S. dollar by 12.6% in 2011, 8.94% in 2012, 14.63% in 2013, 13.39% in 2014 and 47.01% in 2015, falling to R$3.9048 against the U.S. dollar at December 31, 2015.  The real fell further during the first months of 2016, reaching a low of R$4.1558 against the U.S. dollar on January 21, 2016, but then regained some value, reaching R$3.2591 per US$1.00 at December 31, 2016. During 2017, the real remained relatively stable, depreciating only 1.5% against the U.S. dollar by year-end.

Since 1999, following Brazil’s implementation of a floating rate regime, the Central Bank has not directly intervened in the exchange market.  However, the Central Bank, using financial instruments at its disposal, may buy and sell foreign currency in the market in order to influence the exchange rate and decrease volatility with respect to the Brazilian real, and did so at various points during 2017. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate through a currency band system or other procedure.  The real may fluctuate against the U.S. dollar substantially in the future.  For further information on this risk, see “Item 3.D. Risk Factors—Risks Relating to Brazil— The devaluation of the real to foreign currencies may adversely affect us and the market price of our common shares or ADSs”.

Exchange rate fluctuations will affect the U.S. dollar equivalent of the real price of our common shares on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão, or B3, formerly BM&FBOVESPA S.A. ‑ Bolsa de Valores, Mercadorias e Futuros, or BM&FBOVESPA), as well as the U.S. dollar equivalent of any distributions we make in reais with respect to our common shares.

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated:

	R$ per US$1.00
Year ended December 31,	Year end	Average(1)	Low	High
2013	2.3426	2.1605	2.4457	1.9528
2014	2.6562	2.3547	2.7403	2.1974
2015	3.9048	3.3387	4.1949	2.5754
2016	3.2591	3.4833	4.1558	3.1193
2017	3.3080	3.2031	3.0510	3.3807

	R$ per US$1.00
Month ended	Period end	Average	Low	High
October 31, 2017	3.2769	3.1912	3.1315	3.2801
November 30, 2017	3.2616	3.2594	3.2136	3.2920
December 31, 2017	3.3080	3.2919	3.2322	3.3332
January 31, 2018	3.1624	3.2106	3.1391	3.2697
February 28, 2018	3.2449	3.2415	3.1730	3.2821
March 31, 2018	3.3238	3.2792	3.2246	3.3380
April 30 2018 (through April 19)	3.3977	3.3777	3.3104	3.4263

Source:  Central Bank

(1)     Average of the exchange rates on the last day of each month.

The following tables set forth the selling rate, expressed in reais per Japanese Yen (R$/¥1.00):
	R$ per ¥1.00
Year ended December 31,	Year end	Average(1)	Low	High
2013	0.0223	0.0221	0.0248	0.0196
2014	0.0222	0.0222	0.0239	0.0212
2015	0.0324	0.0276	0.0351	0.0219
2016	0.0279	0.0289	0.0305	0.0278
2017	0.0294	0.0291	0.0287	0.0296

	R$ per ¥1.00
Month ended	Period end	Average	Low	High
October 31, 2017	0.0291	0.0289	0.0286	0.0292
November 30, 2017	0.0289	0.0289	0.0286	0.0289
December 31, 2017	0.0294	0.0291	0.0287	0.0296
January 31, 2018	0.0290	0.0290	0.0286	0.0293
February 28, 2018	0.0304	0.0300	0.0290	0.0305
March 31, 2018	0.0313	0.0309	0.0304	0.0315
April 30, 2018 (through April 19)	0.0316	0.0316	0.0309	0.0320

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

Uncertainty over whether the Brazilian government will change policies or regulations affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in Brazilian securities markets and securities issued abroad by Brazilian issuers.  Brazil was downgraded below investment grade by Standard & Poor’s Global Ratings, or S&P, on September 9, 2015, and received a further downgrade by the same rating agency on February 17, 2016.  In addition, Brazil was downgraded below investment grade by Fitch Ratings Inc., or Fitch, on December 16, 2015 and received a further downgrade by the same agency on May 5, 2016.  Moody’s Investors Service, Inc., or Moody’s, also downgraded Brazil below investment grade on February 24, 2016.  During the first months of 2018, Brazil received additional downgrades by S&P on January 11, 2018 and Fitch on February 23, 2018. Following the impeachment of former President Dilma Rousseff, the Vice-President Michel Temer formally took office on August 31, 2016, announcing a series of economic reforms.  We cannot assure you that the Brazilian government will continue with its current economic policies, or that these and other developments in Brazil’s economy and government policies will not, directly or indirectly, adversely affect our business and results of operations.

Political conditions may have an adverse impact on the Brazilian economy and on our business.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato”, have negatively impacted the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch as well as senior officers of large state-owned and private companies have faced or are currently facing allegations of corruption and money laundering as a result of these investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. Certain of these companies have faced or are currently facing investigations by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, and the U.S. Securities and Exchange Commission, or the SEC. The profits of these kickbacks allegedly financed the political campaigns of political parties forming the government’s coalition, which funds were unaccounted for or not publicly disclosed. These funds were also allegedly destined toward the personal enrichment of certain individuals. A number of senior politicians, including members of Congress, former President Luiz Inácio Lula da Silva, and high-ranking executives officers of major state-owned and private companies in Brazil have been arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions. The potential outcome of Operação Lava Jato as well as other ongoing corruption-related investigations is uncertain, but they have already hurt the image and reputation of those companies that have been implicated as well as the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

President Dilma Rousseff was suspended from office on May 12, 2016, when the Brazilian Senate voted to hold a trial on impeachment charges against her. President Rousseff was replaced by Vice-President Michel Temer, who served as acting President until Ms. Rousseff was permanently removed from office by the Senate on August 31, 2016 for infringing budgetary laws. Michel Temer then became President for the remainder of the presidential term, which is due to end in December 2018. In June 2017, the Brazilian Higher Electoral Court (Tribunal Superior Eleitoral, or TSE) cleared the electoral alliance formed by Ms. Rousseff and Mr. Temer of charges that it had violated campaign finance laws in the 2014 election. President Temer remains the subject of investigations by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor relating to allegations of corruption, however, and may ultimately be subject to impeachment proceedings before his presidential term ends. We cannot predict how the ongoing investigations and proceedings will affect us or the market price of our common shares or ADSs. Furthermore, uncertainty over whether the acting Brazilian government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities issued abroad by Brazilian companies.

Presidential elections are to be held in Brazil in October 2018. We cannot predict the outcome of those elections, including whether any successor to the current President of Brazil will adopt policies or changes to current policies, which may have a material adverse effect on us. Furthermore, the political uncertainty resulting from the presidential elections may have an adverse effect on our business, results of operations and financial condition.

In addition, political demonstrations in Brazil over the last few years have affected the development of the Brazilian economy and investors’ perceptions of Brazil. For example, street protests, which started in mid-2013 and continued through 2016, demonstrated the public’s dissatisfaction with the worsening Brazilian economic condition (including an increase in inflation and fuel prices as well as rising unemployment), the perception of widespread corruption.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, financial condition, results of operations and the price of our ADSs.

Inflation and the Brazilian government’s measures to combat inflation may contribute to economic uncertainty in Brazil, adversely affecting us and the market price of our common shares or ADSs.

Inflation and the Brazilian government’s measures to combat it have had and may in the future have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates may restrict Brazil’s growth, the availability of credit and our cost of funding.  Conversely, other Brazilian governmental actions, including lowering interest rates, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation.  The Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia), or SELIC, the official overnight interest rate in Brazil, equaled 6.90%, 13.65%, and 14.15% at the end of 2017, 2016 and 2015, respectively, in line with the target rate set by the Brazilian Committee on Monetary Policy (Comitê de Política Monetária).

The Brazilian annual inflation rates, as measured by the Amplified Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, were 2.95%, 6.29%, and 10.67% during 2017, 2016 and 2015, respectively.  If Brazil experiences increases in inflation, our costs and expenses may rise, we may be unable to increase our tariffs at the same rate to counter the effects of inflation, and our overall financial performance may be adversely affected.  In addition, a substantial increase in inflation may weaken investors’ confidence in Brazil, causing a decrease in the market price of our common shares or ADSs.

The devaluation of the real to foreign currencies may adversely affect us and the market price of our common shares or ADSs.

The Brazilian currency experienced frequent and substantial devaluations in relation to the U.S. dollar and other foreign currencies during the decades leading up to the mid-1990s.  Throughout this period, the Brazilian government implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini‑devaluations (during which the frequency of adjustments ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets.  From time to time since that period, there have continued to be significant fluctuations in the exchange rate between the Brazilian real and the U.S. dollar and other currencies.  For example, the real appreciated 13.8%, 9.5% and 20.7% against the U.S. dollar in 2005, 2006 and 2007, respectively, reaching R$1.634 in August 2008, although it depreciated by 32.0% against the U.S. dollar during full year 2008, closing the year at R$2.337 per US$1.00.  The real strengthened again by 25.5% in 2009 and 4.3% in 2010, but depreciated against the U.S. dollar by 12.6% in 2011, 8.94% in 2012, 14.63% in 2013, 13.39% in 2014 and 47.01% in 2015, falling to R$3.9048 against the U.S. dollar at December 31, 2015.  The real fell further during the first months of 2016, reaching a low of R$4.1558 against the U.S. dollar on January 21 2016, but then regained some value, reaching R$3.2591 per US$1.00 at December 31, 2016. During 2017, the real remained relatively stable, depreciating only 1.5% against the U.S. dollar by year-end. There can be no assurance that the real will not depreciate further against the U.S. dollar.  As of April 19, 2018, the commercial selling rate as reported by the Central Bank was R$3.3977 per US$1.00.

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

In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign currency denominated obligations could be adversely affected because our tariff revenue and other sources of income are denominated solely in reais.  In addition, because we have debt denominated in foreign currencies, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record.  We had total foreign currency denominated debt of R$5,672.8 million as of December 31, 2017 and we anticipate that we may incur additional amounts of foreign currency denominated debt in the future.  In 2017, our results of operations were negatively affected by the 1.50% depreciation of the real against the U.S. dollar, and the depreciation of the real against the yen by 5.38%, which together led to a R$96.3 million negative impact on our foreign exchange result, net.  We do not currently have any derivative instruments in place to protect us against a devaluation of the real in relation to any foreign currency. A devaluation of the real may adversely affect us and the market price of our common shares or ADSs.  For more information, see Note 5(a) to our 2017 financial statements.

For further information on exchange rate instability impacts, see “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing—Financial Covenants”.

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

Global financial crises have caused, and in the future may again cause, significant consequences, including in Brazil, such as stock and credit market volatility, unavailability of credit, higher interest rates, a general slowdown of the world economy, volatile exchange rates, and inflationary pressure, among others, which may, directly or indirectly, materially and adversely affect us and the price of securities issued by Brazilian companies, including our common shares and ADSs.

Risks Relating to Our Control by the State of São Paulo

We are controlled by the State of São Paulo, whose interests may differ from the interests of non-controlling shareholders, including holders of ADSs.

As it owns the majority of our common shares, the State is able to determine our operating policies and strategy, control the election of a majority of the members of our board of directors and appoint our senior management.  As of April 19, 2018, the State owned 50.3% of our outstanding common shares. Both through its control of our board of directors as well as by enacting State decrees, the State has in the past directed our company to engage in business activities and make expenditures that promoted political, economic or social goals, but that did not necessarily enhance our business and results of operations.  The State may direct our company to act in this manner again in the future.  These decisions by the State may not be in the interests of our non-controlling shareholders, including holders of ADSs.  See “Item 5.A. Operating and Financial Review and Prospects—Certain Transactions with Controlling Shareholder”.

Following the elections for State governor in 2014, the re-elected governor, Geraldo Alckmin, appointed Mr. Jerson Kelman as our Chief Executive Officer in January 2015, and Mr. Benedito Pinto Ferreira Braga Junior, the Secretary of State for the State Secretariat for Sanitation and Water Resources (Secretaria de Saneamento e Recursos Hídricos do Estado de São Paulo), was elected our Chairman for the board of directors’ term of two years, ending in April 2016.  On April 29, 2016, Mr. Benedito Pinto Ferreira Braga Junior was reelected for another term, ending in April 2018. Following the elections for State governor in 2018, we cannot be sure whether the new governor will make changes to our executive board. Changes in policy by State government may cause changes in all or some of the members of our management, which may have a material adverse effect on our business and results of operations.

In September 2017, the State of São Paulo obtained approval for State Law No. 16,525/2017, which authorizes the State of São Paulo to set up a controlling company to hold all of the shares that the State of São Paulo holds in our company. Once formed, this controlling company will control our company, pursuant to the provisions of Art. 116 of Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law. State Law No. 16,525/2017 allows other minority shareholders, including private companies and state companies, to hold shares of the controlling company, provided that the State of São Paulo holds the majority of the common shares of the controlling company. If and once formed, this controlling company may affect future shareholding in and the control of our company. On March 9, 2018, the State of São Paulo received a letter from a group of investors expressing interest in acquiring shares of the controlling company. This letter is being assessed by the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização - CDPED), which has authority over our corporate reorganization plan, including the formation of the controlling company. The transaction proposed in the letter relates only to shares of the controlling company level and therefore would not affect the corporate control of our company, which will remain held by the State of São Paulo. The identity of the investors and the content of the letter remain confidential in accordance with the rules applicable to the administrative procedure established by CDPED for the purposes of operation.

The State and some State entities owe us substantial unpaid debts.  We cannot assure you as to when or whether the State will pay us.

Historically, the State and some State entities have delayed payment of substantial amounts owed to us related to water and sewage services.  As of December 31, 2017, the State owed us R$106.0 million for water and sewage services.  Additionally, the State also owes us substantial amounts related to reimbursements of State‑mandated special retirement and pension payments that we make to some of our former employees for which the State is required to reimburse us.

With respect to payment of pensions on behalf of the State, we had a contested credit amount of R$1,021.7 million as of December 31, 2017.  We do not record this contested amount as a reimbursement credit for actuarial liability due to the uncertainty of payment by the State.  In addition, as of December 31, 2017, we had a provision for an actuarial liability in the amount of R$2,543.9 million with respect to future supplemental pension payments for which the State does not accept responsibility.  On March 18, 2015, we, the State and the São Paulo State Department of Water and Energy (Departamento de Águas e Energia Elétrica do Estado de São Paulo), or “DAEE”, with the intervention of the Department of Sanitation and Water Resources, executed an agreement providing for payment of R$1,012.3 million, of which R$696.3 million refers to principal and R$316.0 million refers to monetary adjustment of the principal through February 2015.  For a detailed discussion of this agreement, see “Item 7.B. Related Party Transactions—Agreements with the State” and Note 10 of our 2017 financial statements.

We have entered into agreements with the State to settle the overdue amounts that relate to water and sewage services.  For a detailed discussion of these agreements, see “Item 7.B. Related Party Transactions—Agreements with the State” and Note 10 of our 2017 financial statements.

Although the State has complied with agreements negotiated with us in past years, we cannot assure you when or if the State will pay the contested credit amount, which is still under discussion, and the remaining overdue amounts it owes us.  The amounts owed to us by the State for water and sewage services and reimbursements for pensions paid may increase in the future.

In addition, certain municipalities and other government entities also owe us payments.  See “—Risks Relating to Our Business—We may face difficulties in collecting overdue amounts owed to us by municipalities to which we provide water on a wholesale basis and municipal government entities”.

Our right to draw water from the Guarapiranga and Billings reservoirs may be challenged if another company that uses the reservoirs does not approve a settlement agreement with us.

We draw water for use in the São Paulo metropolitan area from the Guarapiranga and Billings reservoirs.  Empresa Metropolitana de Águas e Energia S.A., or EMAE, a company that is also controlled by the State of São Paulo, has a concession to produce hydroelectric energy using water from the same reservoirs.  EMAE commenced various lawsuits against us in the past seeking compensation for the water we draw from these reservoirs.  Those lawsuits have now been settled by way of an agreement between EMAE and our company (which is summarized under “Item 7.  Major Shareholders and Related Party Transactions”).

On April 11, 2016, we were also named in a separate lawsuit commenced by minority shareholders of EMAE against the State of São Paulo, as controlling shareholder of EMAE.  The minority shareholders are seeking an order to require the State to stop us from drawing water from the reservoirs without paying compensation to EMAE, and to allow EMAE to pump water from the reservoirs for its hydroelectric facility.  The plaintiffs allege that the State, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE’s detriment and in favor of our company.  The settlement agreement between EMAE and us will not necessarily put an end to this separate lawsuit.

In addition, on August 7, 2017 we were named in a new lawsuit against us, EMAE and the National Electric Energy Agency (Agência Nacional de Energia Elétrica, or ANEEL), brought by Alvaro Luiz de Lima de Alvares Otero, another minority shareholder of EMAE, requesting the annulment of ANEEL’s order approving the settlement agreement mentioned above, as well as the condemnation of SABESP for indemnifying EMAE for damages suffered by EMAE. The plaintiff alleges that the order is illegal and harmful, jeopardizing the operational viability of the Henry Borden hydroelectric power plant, as well as the energy security of the State of São Paulo, the Southeast region of Brazil and Brazil as a whole. The judge dismissed this lawsuit without judgment on the merits, but this decision remains subject to appeal.

If one of the ongoing lawsuits by minority shareholders of EMAE requires the State to make a different decision regarding water use, our ability to draw water from the Guarapiranga and Billings reservoirs may be compromised.  If we were no longer able to draw water from these reservoirs, we would have to transport water from locations farther away, which would increase our water transportation costs and may affect our ability to provide adequate service in the region, which may have an adverse effect on our financial condition and results of operations.

Risks Relating to Our Business

The measures we took to mitigate the effects of the drought that occurred in 2014 and 2015 resulted in a significant decrease in the volume of water billed and revenues from services we provide and, despite the discontinuation in May 2016 of the measures that were used to face the drought, new consumption habits were incorporated and the volume of water billed continues to be impacted by those measures.

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

The worst depletion of water storage occurred in the Cantareira System, the largest system of the São Paulo metropolitan region.  As a result of the drought and low water volume in the Cantareira System, DAEE and the National Water Agency (Agência Nacional de Águas, or ANA), continuously regulated the volume of water we were permitted to extract from this system between March 2014 and May 2017.  The DAEE and ANA determined this amount based on levels of rainfall, water inflow, level of water in our reservoirs and the solicitations we made to extract water based on this information, and informed us of the amount we were permitted to extract through periodical notices. In February 2016, as a result of the return of average rainfall levels to the region, we received authorization to extract 23 cubic meters per second, or m³/s, from the Cantareira System, an increase compared to the 13.5 m³/s we were authorized to extract for the majority of 2015, still significantly below the water volume we were allowed to extract in the period prior to February 2014, when we were allowed to extract up to a total of 33 m³/s.  From September to November 2016 we received authorization to extract 25 m³/s, and from December 2016 to May 2017, we received authorization to extract 31 m³/s.  In May 2017, the water grant that regulates the volume of water that may be extracted from the Cantareira System was renewed, based on the volume of water available in the reservoirs. In order to balance supply and demand despite the restricted water availability, we adopted a series of measures from 2014 to April 2016, including:  (i) using treated water from other production systems to serve consumers originally supplied by the Cantareira system; (ii) offering discounts (bonus) to consumers that would use below average amounts of water, compared to average consumption; (iii) reducing pressure in the water distribution lines in order to decrease leakage; (iv) adjusting the volume of treated water sold to municipalities that operate their own distribution network; and (v) using pumps in order to extract water located below the intakes of the Cantareira system, from the so-called “technical reserve”, which had never before been used to serve the population.  See “Item 4.B. Business Overview—The Recent Water Crisis”.

With the return of the rainfall to its historical average for the rainy season that began in October 2015 and ended in March 2016, the volume of water available to the population of the São Paulo metropolitan region returned to a normal level and the measures taken during the water crisis to continue to service consumers were gradually discontinued.  However, heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting lower water consumption practices during the water crisis and these practices were partially integrated in our consumers’ daily habits.  As a result of this new behavior, despite us having a higher volume of water available for treatment, the volume of water billed to our clients did not return to the volume of water billed before the water crisis, in 2013. The average monthly water production in 2017 for the São Paulo metropolitan region was 60.6 cubic meters per second, or m³/s, compared to 58.5 m³/s in 2016, 52.0 m³/s in 2015, 62.2 m³/s in 2014 and 69.1 m³/s in 2013, the year before the water crisis started. The largest recovery of consumption occurred in the residential category. The industrial category showed slower growth due to the Brazilian economy and the investments made by this sector during the water crisis, such as the reuse of water, the use of rainwater and alternative sources of supply.

At the end of March 2018, the total volume of water stored in the reservoirs that supply the metropolitan region of São Paulo was 1,162.8 billion m³ compared to 1,223.9 billion m³ at the end of March 2017 and 1,178.8 billion m³ at the end of March 2016. In addition, the Cantareira system’s maximum storage capacity, including the technical reserve of 287.5 million m3, is 1,269.5 billion m³.  Excluding the technical reserve, which is 287.5 million m³, the Cantareira’s maximum storage capacity is 982.0 million m³.  The volume of water in the Cantareira system recovered throughout the October 2015 – March 2016 rainy season and was 641.9 million m³ as of March 2016, which represents 50.6% of its maximum storage capacity, including the technical reserve of 287.5 million m3.  The volume of water in the Cantareira system was 932 million m³ as of March 31, 2017, which represents 73.4% of its maximum storage capacity, including the technical reserve of 287.5 million m3.  The volume of water in the Cantareira system was 532.3 million m3 (not including the technical reserve of 287.5 million m3) as of March 31, 2018, as the rain levels and water inflows into the reservoirs that supply the metropolitan region of São Paulo during the October 2017-March 2018 rainy season were below the historical average. In December 2017, 7.8 million inhabitants were serviced by this system, compared to 7.6 million and 5.4 million in December 2016 and December 2015, respectively.  For more information about the water crisis, see “Item 4.B. Business Overview—The Recent Water Crisis”.

The drought prompted a reduction in the volume of water billed, impacting our revenue especially in 2014 and 2015.  In 2014, the water volume billed decreased 3.1% and the gross operational revenue fell by 6.7% compared to 2013.  In 2015, the water volume billed decreased 8.0% and our gross operational revenue increased slightly by 0.5% compared to 2014.  In 2016, the volume of water billed increased 4%, and the gross operational revenue increased by 24.3% compared to 2015. In 2017, the volume of water billed increased 4.3% and the gross operational revenue increased by 9.9% compared to 2016.

We cannot assure you that our consumers will revert to their pre-crisis consumption habits or, if at all, when this will occur nor that this will not adversely affect our financial condition in the future.  See “Item 5.B. Liquidity and Indebtedness Financing—Financial Covenants”.

We are exposed to risks associated with the provision of water and sewage services.

Our industry is affected by the following risks relating to the provision of water and sewage services:

•        We depend on a water right issued by ANA and the São Paulo State Department of Water and Energy (Departamento de Águas e Energia Elétrica do Estado de São Paulo, or DAEE), in order to extract water from the Cantareira System.  In May 2017, the concession that regulates the volume of water that may be extracted from the Cantareira System, the main water system we use to serve the São Paulo metropolitan region, based on the volume of water available in the reservoirs was renewed. Under the new terms, the water we are permitted to draw from the system is divided into five tranches:  (i) if the volume of water available is higher than 60% of the reservoirs’ capacity, we can draw up to 33m3/s; (ii) if the volume of water is between 40% and 60% of the reservoirs’ capacity, we can draw up to 31m3/s; (iii) if the volume of water is between 30% and 40% of the reservoirs’ capacity, we can draw up to 27m3/s; (iv) if the volume of water is between 20% and 30% of the reservoirs’ capacity, we can draw up to 23m3/s; and (v) if the volume of water available is lower than 20% of the reservoirs’ capacity, we can draw up to 15.5m3/s.

•        We are dependent upon energy supplies to conduct our business.  Any shortages or rationing of energy may prevent us from providing water and sewage services and may also cause material damage to our water and sewage systems when we resume operations.  The Electric Sector Monitoring Committee (Comitê de Monitoramento do Setor Elétrico – CMSE), has guaranteed the supply of electrical energy to the National Interconnection System (Sistema Interligado Nacional – SIN) in 2018.  Thus, there is no forecast of any shortages or rationing of energy in 2018.  See “Item 4.B. Business Overview—Energy Consumption”.

•        We are exposed to various weather-related risks, since our financial performance is closely linked to climate patterns.  The possible increase in the frequency of extreme weather conditions in the future may adversely affect the water available for abstraction, treatment, and supply.  Droughts could adversely affect the water supply systems, resulting in a decrease in the volume of water distributed and billed as well as in the revenue derived from water supply services.  An increase in heavy rainfall could impact the regular operation of water sources, including abstraction of water from our reservoirs due to increased soil erosion, silting, and runoff of pollutants that affect the aquatic ecosystems.  See “Item 4.B. Business Overview—Environmental Matters— Climate Change Regulations:  Reduction of Greenhouse Gases (GHG) Emissions”.

•       The increasing degradation of watershed areas (Mananciais) may affect the quantity and quality of water available to meet demand from our customers.  See “Item 4.A. History and Development of the Company—Capital Expenditure Program” and “Item 4.A. History and Development of the Company —Main Projects of Our Capital Expenditure Program”. In addition to the risks discussed under “—The terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us,” we may not be able to increase our tariffs on a timely basis, or at all, in order to pass on increases in inflation or operating expenses, including taxes, to our customers.  These constraints may have an adverse effect on our ability to fund our capital expenditure program and financing activities and to meet our debt service requirements.  See “Item 4.B. Business Overview—Tariffs—Second Ordinary Tariff Revision (2017-2020)” and “Item 5.A.  Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effects of Tariff Increases”.

•        The state and federal government agencies that manage water resources could impose substantial charges for the abstraction of water from bodies of water and the discharge of sewage.  We may not be able to pass these charges on to our customers.  See “Item 4.B. Business Overview—Environmental Matters—Water Usage”.

•        Our water and sewage pipes are susceptible to degradation caused by factors such as age, intense traffic, population density and commercial and industrial development, which may provoke accidents in the networks and affect the regular provision of our services, impacting society and the environment.  See “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Distribution” and “Item 4.B. Business Overview—Description of Our Activities—Sewage Operations—Sewage System”.

Any of the above may have a material adverse effect on us.

Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business.

Our operations in the state of São Paulo occur both in locations where the planning, monitoring and tariff regulation of basic sanitation services are responsibilities of the municipalities and in locations where such responsibilities are shared between the State and municipalities.  The Basic Sanitation Law No. 11,445/2007 went into effect in early 2007, and although Federal Decree No. 7,217/2010 (as modified by Federal Decree No. 8,211/2014, No. 8,629/2015 and No. 9,254/2017) implemented a series of new principles under the Basic Sanitation Law in 2010, the full implementation of a number of its provisions remains subject to regulations that the federal government has not yet published.

Law 13,329/16 instituted a “Special Incentive Regime for the Development of Basic Sanitation” (Regime Especial de Incentivos para o Desenvolvimento do Saneamento Básico – REISB), seeking to incentivize companies that provide public basic sanitation services to invest more through tax credits, starting in 2018 and running until 2026. In 2016, Law 13,312/2016 amended Law No. 11,445/2007 and now includes the obligation to adopt environmental criteria that include, among other measures, individual metering of water consumption per habitation unit.  However, since this change is still being implemented and shall only come into effect in 2021, we are not currently able to predict its impact on our business.

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

In 2011, ARSESP altered the standard contract that we are required to use in our relationships with retail customers.  This alteration requires that invoices be sent to the user of the service rather than the owner of the property.  Since 2011, we have implemented several measures and instituted new rules for the update of our clients registry.  Currently, more than 90% of our water and sewage connections are billed to the user of our services, as foreseen under current regulations. Related to the collection of debt, we are also faced with the challenge of collecting customers’ taxpayer identification numbers, which are required to register for our services and are needed for the judicial collection of outstanding fees in the event of nonpayment. We continuously update our customers’ registration information, but we face difficulties in updating this information in areas with high concentrations of social vulnerability and noncompliance.

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

There are reports that during 2018 there may be a change in legislation that impacts the regulatory framework of the sanitation industry.  If enacted, this legislation could have a material adverse effect on our business, results of operations and financial condition.  Currently, it is not possible to predict such effects since the terms of this legislation are not yet known.

For more information on ARSESP regulations, see “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—Rules Enacted by ARSESP—Consumer Relations in the State of São Paulo”. It is not possible to predict the impact of the decision by the Brazilian Supreme Court regarding the shared management of basic sanitation services in metropolitan areas or the effect that this decision may have on our business, activities, financial condition or results of operations.

On March 6, 2013, the Brazilian Supreme Court decided a matter related to the shared management of basic sanitation services in the state of Rio de Janeiro.  In its decision, the court ruled that the state of Rio de Janeiro must establish a new entity, owned by both the state of Rio de Janeiro and the relevant municipalities, to oversee the planning, regulation and auditing of basic sanitation services in its metropolitan region with the non-partisan participation of all the municipalities located in the metropolitan region, creating a requirement that the state and the municipalities must participate jointly in the shared management of public services.

However, this decision is not yet fully effective, as a ruling on a motion for clarification is currently pending, and therefore does not yet alter the legislative framework regarding basic sanitation that is currently in effect for the State of São Paulo. The São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis, but excluding the concession infrastructure construction revenue) accounted for 70.7% of our gross operating revenue from services in 2017.

In January 2015, the Federal Government issued the Metropolitan Bylaws (Law No. 13,089/2015), amended by Provisional Measure No. 818 of January 11, 2018, establishing within the term of five years, counted from the date of the institution of the metropolitan region or urban cluster: (i) the general guidelines for the planning, management and performance of public interest initiatives in metropolitan regions and in urban clusters instituted by the states; (ii) the general planning standards for integrated urban development and other interfederal governance instruments; and (iii) the criteria to receive federal loans related to urban development. In addition, the Metropolitan Bylaws foresees mechanisms for integrated management and interfederal governance as well as the sharing of decisions by regional entities.

Despite the Brazilian Supreme Court’s March 6, 2013 decision and the Metropolitan Bylaws, some municipalities in metropolitan regions and urban clusters, including in metropolitan regions where we operate, have been conducting bidding processes for the concession of sanitation services without including shared management.We cannot predict the effect of this non-compliance of the shared management requirement on our business, financial condition or results of operations. Furthermore, we cannot predict how the shared management requirement will be carried out in the São Paulo metropolitan region and other municipalities in which we operate or what effect the shared management may have on our business, financial condition or results of operation.

For more information on services in metropolitan regions, see “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—Agreements with Municipalities and Metropolitan Regions”.

The terms of our agreement to provide water and sewage services in the city of São Paulo could have a material adverse effect on us.

The provision of water and sewage services in the city of São Paulo accounted for 50.1% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure) in the year ended December 31, 2017.

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

ARSESP is required to ensure that the tariffs will adequately compensate us for the services we provide, which includes the pass-through to tariffs. However, our existing tariff and adjustment formulas have never included the charge to consumers related to the transfer of 7.5% of the gross revenues obtained from providing sanitation services in the municipality of São Paulo to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure as established under the convênio.

In March 2013, ARSESP issued Resolution No. 407/2013 authorizing us to pass through to the service bill the 7.5% transfer to the São Paulo Municipal Sanitation and Infrastructure Fund as a legal charge, as defined by municipal legislation.  However, pursuant to the Sewage and Water Supply Service Contracts, this charge must be included in the calculation of the tariff.

In April 2013, ARSESP issued Resolution No. 413/2013, which  suspended Resolution No. 407/2013 until the conclusion of the first tariff revision process, thereby postponing our authorization to pass the charge through to consumers on the service bill.  The postponement of Resolution No. 407/2013 was due to a request from the São Paulo State Government to analyze, among other things, methods of reducing the impact on consumers.

In April 2014, ARSESP issued Resolution No. 484/2014, (further ratified by Resolution No. 520, issued November 2014), which established the conclusion of the first tariff revision.  However, the State and the city of São Paulo requested to maintain the suspension of ARSESP Resolution No. 407/2013, postponing our authorization to pass the charge through to consumers on the service bill, until the revision of our contract with the State and city of São Paulo is concluded.

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

As of December 31, 2017, we have transferred approximately R$2.6 billion to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure since 2010.  We cannot assure you when and how we will recover this amount.

In January 2018, the second step of our Second Ordinary Tariff Revision was initiated.  In this review, the possibility of including the average tariff in the portion related to transfers to municipal funds, as is the case with the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure, is being discussed.  The outcome of the second part of our Second Ordinary Tariff Revision is expected to be available in May 2018.

We cannot assure you that this 7.5% charge will eventually be passed through to customers or that the continued delay in passing this charge through to customers will not further affect our financial condition.  For additional information on ARSESP regulations, see “Item 4.B. Business Overview—Tariffs” and “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—Rules Enacted by ARSESP”.

We currently lack formal agreements or concessions with 51 of the municipalities to which we provide service, and 32 of our existing concession agreements will expire between 2018 and 2030.  We may face difficulties in continuing to provide water and sewage services in return for payment in these and other municipalities, and we cannot assure you that they will continue to purchase services from us on the same terms or at all.

As of December 31, 2017, we held formal 30-year agreements with 287 municipalities (including the city of São Paulo) of the 368 municipalities we serve.  We entered into six of these agreements during 2017.  The 287 municipalities with which we had formal agreements at year-end accounted for 81.7% of our total revenues for the year ended December 31, 2017, and 72.3% of our intangible assets as of December 31, 2017.  Of the 51 served municipalities for which we lacked formal agreements at year-end, we were in the process of actively renegotiating with all municipalities.  Together, these 51 municipalities accounted for 10.3% of our total revenues for the year ended December 31, 2017 and 19.6% of our intangible assets as of that same date.  Between 2018 and 2030, 32 of our existing concession agreements will expire.  These 32 concession agreements accounted for 6.2% of our total revenues for the year ended December 31, 2017 and 5.7% of our intangible assets as of that same date.

We may not be able to continue providing service on current terms, or at all, in the municipalities for which we do not have formal agreements, including the 51 for which we are renegotiating expired agreements.  In particular, the lack of formal concessions or contractual rights in these municipalities means that we may not be able to enforce our right to continue to provide services and we may face difficulties in being paid on a timely basis, or at all, for the unamortized assets.  If we are successful in renegotiating the expired agreements, or executing formal agreements with the municipalities for which we have never had agreements, those agreements may not contain terms that are as favorable as those under which we currently operate.  We cannot make any such assumption because the Basic Sanitation Law prevents us from planning, regulating and monitoring our services and it requires more stringent control by the municipalities or by ARSESP.  The municipalities for which we do not have formal agreements may choose to start providing water and sewage services directly themselves, or may run public tenders to select another provider.  They may set eligibility requirements for which we do not qualify and, if we do qualify and participate in these tenders, we may not win.

Any of these events could have a material adverse effect on our business, results of operations and financial condition.  See “Item 4.B. Business Overview—Our Operations” and “Item 4.B. Business Overview—Government Regulations Applicable to our Contracts—Contracts for the Provision of Essential Basic Sanitation Services in Brazil.”

In the municipalities with which we did not have formal agreements by December 31, 2017, we continued operating with municipal approval or with judicial support.

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

We have been, and are currently party to concession-related proceedings related to indemnification issues regarding the resumption of water supply and sewage collection services by some municipalities. For more information, see Note 19 to our 2017 financial statements included in this annual report. Other municipalities may seek to terminate their concession agreements before the contractual expiration date.  If this occurs and we do not receive adequate indemnification for our investments, or the indemnification is paid over an extended period, we may suffer material harm to our financial position.

We may face difficulties in collecting overdue amounts owed to us by municipalities to which we provide water on a wholesale basis and municipal government entities.

As of December 31, 2017, our total accounts receivable was R$5,538.7 million.  Of this amount, certain municipalities to which we provide water on a wholesale basis owed us R$2,568.2 million, and certain municipal government entities owed us R$817.9 million.  Of the total amount owed by municipalities, R$189.0 million was overdue by between 30 and 360 days and R$2,355.7 million was overdue by over 360 days.

The Brazilian courts are entitled to obligate us to continue to supply water to these municipalities, even when we have not received payments due to us.  We have no way of ensuring that negotiations with these municipalities or legal action taken against the municipalities will result in payments being made.  For example, the municipalities of Santo André, Guarulhos and Mauá owe us significant sums in respect of water that we have been providing to them on a wholesale basis.  We have intensified the process of collecting these sums and other amounts, and we executed Protocols of Intentions with Santo André, Guarulhos and Mauá in late 2015 and early 2016 seeking to resolve the outstanding amounts and restore normal commercial relations with them.  In those three cases, the Protocol of Intentions was terminated.

In April 2017, we signed a Protocol of Intentions with the Autonomous Service of Water and Sewage of Guarulhos (“SAAE” - Serviço Autônomo de Água e Esgoto de Guarulhos) to evaluate (i) possible solutions to commercial relations between the municipality and our company and (ii) existing debts owed to us by SAAE. In August 2017, we announced that Guarulhos and us decided to move forward with the development of: (i) a judicial agreement for SAAE to pay the debt owed to us in installments, and (ii) an interdependence agreement for us to provide the municipality of Guarulhos’ water supply on a wholesale basis.

We are currently negotiating the terms of these agreements and we cannot guarantee when and if definitive agreements will be signed. Since the beginning of 2017, the municipality of Guarulhos has been paying around 80% of its monthly bills on time. For more information, see "Item 4.B. Business Overview-Description of Our Activities-Wholesale Operations-Wholesale Water Services".

With respect to the municipality of Santo André, we signed a protocol of intention on May 11, 2017 and since then we have been working with the municipality of Santo André on the preparation of studies and evaluations aimed at balancing commercial relations and debts existing between the municipality and our company.

With respect to the municipality of Mauá, on April 19, 2018 we published a press release stating that we have been in contact with the municipality of Mauá regarding directly supplying water to four neighborhoods that have been affected by a water shortage, and that we will initiate formal discussions to engage in negotiations with the municipality.

For more information on wholesale operations, see “Item 4.B. Business Overview—Description of Our Activities—Wholesale Operations”.  In addition, some entities associated with municipal governments for which we provide services also do not make regular payments.  We cannot guarantee if or when these entities will make payments on a regular basis or pay the amounts they owe us.  If these municipalities and related entities do not pay the amounts they owe us, we may suffer further material harm to our financial position.

Any failure to obtain new financing may adversely affect our ability to continue our capital expenditure program.

Our capital expenditure program will require resources of approximately R$17.3 billion in the period from 2018 through 2022.  In 2017 we recorded R$3.4 billion in capital expenditures.

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

Our debt includes financial covenants that impose indebtedness limits on us.  Our failure to comply with these covenants could seriously impair our ability to finance our capital expenditure program, which could have a material adverse effect on us.  For further information on these covenants, see “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing—Financial Covenants”.

Compliance with environmental laws and environmental liability payments could have a material adverse effect on us.

We are subject to extensive Brazilian federal, state and municipal laws and regulations relating to the protection of human health and the environment.  These laws and regulations set potable water standards and limit or prohibit the discharge or spillage of effluent produced in our operations, particularly raw sewage.  We occasionally suffer accidents such as leakages or breaks in pipes that could lead to liability for damages under environmental law.  We could be subject to various types of criminal, administrative and civil proceedings for non-compliance with environmental laws and regulations that could expose us to penalties and criminal sanctions, such as fines, closure orders and significant indemnification obligations.  The scope and enforcement of environmental laws in Brazil are becoming more stringent, and our capital expenditures and environmental compliance costs may increase substantially as a result.  These expenses may lead us to reduce expenditure on strategic investments, which could harm our business.  In addition, Brazilian courts are enforcing environmental laws more stringently than in the past, which may result in fines or liability for damages that are significantly higher than those we currently anticipate.  We are party to various environmental proceedings that could have a material adverse impact on us, including civil processes and investigations relating, among others, to the release of untreated sewage into waterways or the disposal of sludge generated by treatment plants.  More recently, we are involved in proceedings challenging the extraction of water resources in the face of the recent water crisis.  Any unfavorable judgment in relation to these proceedings, or any material environmental liabilities, may have a material adverse effect on us.  For further information on these proceedings, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.  For further information on investments in environmental programs, see “Item 4.A. History and Development of the Company—Main Projects of our Capital Expenditure Program”, “Item 4.B. Business Overview—Description of our Activities—Sewage Operations—Sewage Treatment and Disposal”, “Item 4.B Business Overview—Environmental Matters” and “Item 4.B. Business Overview— Environmental Matters—Environmental Regulation”.  For further information on the Water Crisis, see “Item 4.B. Business Overview—The Recent Water Crisis”.

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

We are party to a number of legal proceedings involving significant monetary claims.  These legal proceedings include, among others, civil, tax, labor, corporate and environmental issues.  As of December 31, 2017, the estimated total claims asserted was R$55,705.2 million (net of R$461.4 million in escrow deposits), including contingent liabilities.  A substantial monetary judgment against us in one or more of these legal proceedings may have a material adverse effect on our financial condition.  We have recognized provisions totaling R$1,078.2 million (net of escrow deposits) as of December 31, 2017. For more information, see Note 19 to our 2017 financial statements included in this annual report. These provisions do not cover all legal proceedings involving monetary claims filed against us and it may be insufficient to cover the ultimate resolution of these claims.  Any unfavorable judgment in relation to these proceedings may have a material adverse effect on us.  For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.

Our business is subject to cyberattacks and security and privacy breaches.

Our business involves the collection, storage, processing and transmission of customers’, suppliers and employees’ personal or sensitive data.  We also use key information technology systems for controlling water, sewage and commercial, administrative and financial operations. An increasing number of organizations, including large businesses, financial institutions and government institutions, have disclosed breaches of their information technology and information security systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure.

The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized until launched against a target.  Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, or attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems into disclosing user names, passwords or other sensitive information, which may in turn be used to access our information technology systems.  Certain efforts may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect.

We have established an Information Security Committee with members appointed by our executive officers. The mission of this committee is to undertake projects and actions related to the protection or mitigation of the vulnerabilities and risks of our information technology assets. Although we have developed systems and processes, such as this committee, that are designed to protect our data, the data of our customers, employees and suppliers, and to prevent data loss and other security breaches, these security measures cannot provide absolute security.  Our information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access our customers’, suppliers’ and employees’ personal or proprietary information that are stored on or accessible through those systems.  Our security measures may also be breached due to human error, malfeasance, system errors or vulnerabilities, or other irregularities.  Any actual or perceived breach of our security could interrupt our operations, result in our systems or services being unavailable, result in improper disclosure of data, materially harm our reputation and brand, result in significant legal and financial exposure, lead to loss of customer confidence in, or decreased use of, our products and services, and adversely affect our business and results of operations.  In addition, any breaches of network or data security at our suppliers (including data center and cloud computing providers) could have similar negative effects.  Actual or perceived vulnerabilities or data breaches may lead to claims against us. We cannot guarantee that the protections we have in place to protect our operating technology and information technology systems are sufficient to protect against cyberattacks and security and privacy breaches.

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

Investing in securities from emerging markets such as Brazil involves greater risk than investing in securities of issuers in major securities markets, and these investments are often considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets.  The ten largest companies in terms of market capitalization represented approximately 52.5% of the aggregate market capitalization of the B3 as of December 31, 2017.

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

Under our bylaws, any disputes among us, our shareholders and our management with respect to the Novo Mercado rules, the Brazilian Corporate Law and Brazilian capital markets regulations will be resolved by arbitration conducted pursuant to the B3 Arbitration Rules in the Market Arbitration Chamber.  Any disputes among shareholders and ADR holders, and any disputes between us and our shareholders and ADR holders, will also be submitted to arbitration.  As a result, a court in the United States might require that a claim brought by an ADR holder predicated upon the U.S. securities laws be submitted to arbitration in accordance with our bylaws.  In that event, a purchaser of ADSs would be effectively precluded from pursuing remedies under the U.S. securities laws in the U.S. courts.  However, a court in the United States could allow claims predicated upon the U.S. securities laws brought by holders who purchased ADSs on the NYSE to be submitted to U.S. courts.

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

We believe we are one of the largest water and sewage service providers in the world (based on the number of customers in 2014, according to the inDepth Water Yearbook 2014-2015). We operate water and sewage systems in the state of São Paulo, which includes the city of São Paulo, Brazil’s largest city.  According to the IBGE, the state of São Paulo is Brazil’s most populous state and the state with the highest gross domestic product, or GDP, in Brazil.  For the year ended December 31, 2017, we generated net revenue of R$14,608.2 million and net income of R$2,519.3 million.  Our total assets amounted to R$39,546.4 million and our total shareholders’ equity amounted to R$17,513.0 million as of December 31, 2017.

As of December 31, 2017, we provided water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 368 of the 645 municipalities in the state of São Paulo, including the city of São Paulo.  Substantially all of our concessions or program agreements have 30‑year terms.  As of December 31, 2017, we lacked formal agreements for 51 of the municipalities we serve, each of which we are currently in the process of renegotiation.  From January 1, 2018 through 2030, 32 further concessions will expire, and we will seek to replace them with program agreements.  In addition to the 368 municipalities we served, we also provided water service to the municipality of Mogi das Cruzes, pursuant to two partial water contracts under which we service only certain neighborhoods of that municipality. See “Presentation of Financial and Other Information—Other Information—Our Contracts and the Municipalities We Serve”.

We also supply water on a wholesale basis to five municipalities in the São Paulo metropolitan region in which we do not operate water distribution systems (together covering a total estimated urban population of approximately 3.0 million residents). Four of these municipalities also utilize our sewage treatment services.  For the year ended December 31, 2017, the São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis) accounted for 70.7% of our gross operating revenue (excluding revenues relating to the construction of concession infrastructure), while the Regional Systems accounted for 29.3%.

As of December 31, 2017, we provided water services through 8.9 million water connections to approximately 24.9 million people, representing approximately 57% of the total population of the state of São Paulo, and had a water coverage ratio of 98% with respect to all regions.  As of that date, we provided sewage services through 7.3 million sewage connections to approximately 21.6 million people and had an effective sewage service ratio of 83%.  As of December 31, 2017, we operated using 74,396 kilometers of water pipes and water transmission lines and 50,991 kilometers of sewer lines.

We also provide water and/or sewage services to four other municipalities through special purpose companies.  In addition, we have three partnerships with private companies:  Aquapolo Ambiental S.A., Attend Ambiental S.A. and Paulista Geradora de Energia S.A.  Aquapolo Ambiental S.A. commenced operations in the second half of 2012 and operates the largest water recycling facility in the southern hemisphere.  Aquapolo Ambiental S.A. has the capacity to supply up to 1,000 liters per second to industries in the Capuava petrochemical cluster of the São Paulo metropolitan region, but is currently providing approximately 650 liters per second as a result of demand. Attend Ambiental S.A. commenced operations in the second half of 2014 to operate a pre-treatment plant for non-domestic effluent in the São Paulo metropolitan region.  Paulista Geradora de Energia S.A., which was formed in 2015, focuses on the implementation and commercial exploration of water potential in small hydroelectric power plants, located at Vertedouro Cascata and the Guaraú Water Treatment Plant, with a total capacity of 7 MW.  We were planning to commence construction in the course of the second semester of 2017, but the current economic situation in Brazil has reduced the availability of credit, and therefore the commencement of construction has been rescheduled for the second half of 2018. See “Note 12 to the Financial Statements - Investments”.  In addition, we provide consulting services regarding the rational use of water, the updating of institutional models, and commercial and operational management in Panama, through a consortium.  We previously provided consulting services to Honduras and Nicaragua, but these consulting services have been completed.

The State of São Paulo, our controlling shareholder, is required by State Law No. 11,454/2003 to own at least 50% plus one of our common shares.  As of April 19, 2018, the State owned 50.3% of our outstanding common shares.  As a mixed capital company, we are an integral part of the State governmental structure.  Our strategy and major policy decisions are formulated in conjunction with the State Secretariat for Sanitation and Water Resources as part of the State’s overall strategic planning.  The majority of the members of our board of directors and our board of executive officers are nominated by the State government.

In addition, our capital expenditure budget is subject to approval by the State legislature and is approved in conjunction with the budget of the State Secretariat for Sanitation and Water Resources as a whole.  Our financial statements and accounting records are subject to review by the State Accounts Tribunal (Tribunal de Contas), as are all accounts of the State.

Our results of operations and financial condition are generally affected (i) by our ability to raise tariffs, control costs and improve productivity; (ii) the general economic conditions in Brazil and abroad; and (iii) climate conditions.  In order to supply water to the São Paulo metropolitan region, we use water from eight systems, most of which were affected by the most severe drought in our service region in over 80 years, which occurred during 2014 and 2015.  Of those, the Cantareira System, our largest water system, was the most affected. In order to balance supply and demand despite the restricted water availability, we adopted throughout 2014 and 2015 a series of initiatives.  In March 2016, as a result of the increased level of rainfall and increased predictability of the level of water in our reservoirs, we cancelled the Water Consumption Reduction Incentive Program and the Contingency Tariff to water meter readings recorded as of May 1, 2016. For further information on the water crisis, see “Item 3.D. Risk Factors—The measures we took to mitigate the effects of the drought that occurred in 2014 and 2015 resulted in a significant decrease in the volume of water billed and revenues from services we provide and, despite the discontinuation in May 2016 of the measures that were used to face the drought, new consumption habits were incorporated and the volume of water billed continues to be impacted by those measures.” and  “Item 4.B Business Overview—The Recent Water Crisis”.

Our Strengths

We believe that our strong business position and future prospects derive from the following strengths:

Well‑established business with significant size, scale and know‑how to operate in complex urban settings.  We believe we are one of the largest water and sewage service providers in the world.  We provide water services directly to approximately 24.9 million people and supply water on a wholesale basis to an additional urban population of approximately 3.0 million people.  As of December 31, 2017, we had an effective water coverage ratio of 98% in respect of all regions in which we operate.  We also provide sewage services directly to approximately 21.6 million people, achieving an effective sewage service ratio of 83% in respect of all regions in which we operate as of December 31, 2017.  Our significant size and scale have required us to operate in complex urban settings such as shantytowns (favelas) and environments without urban planning, thereby enabling us to develop well‑trained personnel, skills for operating in adverse conditions that we believe our competitors lack.

Operations in Brazil’s most populous and wealthy state.  The state of São Paulo, which is located in the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated total population of 43.8 million as of December 31, 2017.  The city of São Paulo had an estimated total population of 11.7 million as of the same date, while the São Paulo metropolitan region had a total population of 20.8 million.  Based on its GDP, the state of São Paulo is the wealthiest state and largest economy in Brazil.  The GDP of the state of São Paulo was approximately R$1.7 trillion in 2015, representing approximately 26.3% of Brazil’s total GDP, according to the most recent data collected by the IBGE. The state of São Paulo generates more revenue from water and sewage services than any other Brazilian state.

Strong Base of Contracted Business.  Between January 1, 2007 and December 31, 2017, we executed 30-year agreements with 287 of the 368 municipalities we serve, including an agreement with the city of São Paulo, in June 2010, and Santos in September 2015.  For the year ended December 31, 2017, income from these 30-year agreements accounted for 81.7% of our gross operating revenues (including revenues relating to the construction of concession infrastructure).

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

Strong corporate governance practices.  In 2002, we joined the Novo Mercado segment of the B3, which is the listing segment in Brazil with the highest corporate governance requirements.  As a result, we are committed to certain corporate governance standards that are not otherwise required by Brazilian law, which provides heightened protection to our shareholders and enhances the quality of information we disclose to the market.  From December 2007 until December 2015, we were part of the B3 Corporate Sustainability Index, or ISE.  In 2016, due to the need to focus the attention of all our departments on overcoming the water crisis, we decided not to participate in the selection process to be a part of the ISE. As of the date of this annual report, we have not yet recommenced participation in this selection process.

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

Secure water availability in the areas where we operate.  Our goal is to secure the availability of water in the areas where we operate, as well as to promote a rational and integrated use of water resources, respecting demand and critical levels of water for each region, and allocating resources in the short, medium and long run in order to guarantee access to water.  Our goal is to consistently meet the needs of our consumers with our services. Furthermore, we have planned a series of short-term and medium-term measures that we believe will increase the ability of our immediate water supply to cope with the water crisis and significantly improve future water security by the end of the decade.  For more information, see “Item 4.B. Business Overview—The Recent Water Crisis” and “—Capital Expenditure Program”.

Ensure the quality and availability of our services in our existing service area through excellence in service provision and improving our operating efficiency.  Our goal is to maintain the water coverage ratio, coupled with a high standard of quality and availability of our services, and meet the expected growth in our operating basis.  We also intend to increase our sewage coverage by adding 1.1 million sewage connections by 2022.  In addition, we seek to reduce both physical and non‑physical water loss.  See “—Capital Expenditure Program”.

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

Currently, we provide water and/or sewage services to four other municipalities through special purpose companies and have three partnerships with private companies.  See “Item 4.  Information on the Company—History and Development of the Company—Overview”.

Maintain and expand our operating base.  We intend to maintain and expand our operating base by executing new agreements.  To this end, we are actively seeking to develop closer relationships with the municipal governments that we currently serve in order to increase customer loyalty and thereby renew all or substantially all our concession agreements as they expire.  We also regularly explore the possibility of executing agreements for the provision of water and sewage services in municipalities in the state of São Paulo in which we currently have no operations or to which we currently supply water and provide sewage treatment solely on a wholesale basis, which together represent a total population of approximately 16.5 million.  We evaluate possible expansion opportunities in terms of proximity to our existing service areas to maximize return on investment and improve our financial performance.  In June 2010, we entered into a 30‑year agreement with the State and city of São Paulo for the provision of water and sewage services in the city of São Paulo, which in the year ended December 31, 2017 accounted for 50.1% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure).  Between January 1, 2007 and December 31, 2017, we entered into agreements with 287 municipalities (including our services agreement with the city of São Paulo), of which six were entered into in 2017.  These 287 municipalities accounted for 81.7% of our total revenues for the year ended December 31, 2017 and 72.3% of our intangible assets as of the same date.  As of December 31, 2017, 51 of our concessions had expired and are currently being renegotiated.  These 51 municipalities accounted for 10.3% of our total revenues for the year ended December 31, 2017 and 19.6% of our intangible assets as of the same date.  From January 1, 2018 through 2030, 32 concession agreements, accounting for 6.2% of our revenues for the year ended December 31, 2017 and 5.7% of our intangible assets as of the same date, will expire.

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

Expand our sewage treatment coverage.  Our goal is to progress in the implementation of sewage collection and treatment structures in an economically and technologically viable way.  We had an effective sewage coverage ratio of 90% as of December 31, 2017 and plan to increase this ratio to 93% by 2022 by adding over 1.1 million sewage connections and the indicator of consumer units connected to the sewage treatment system from 75% to 83% by 2022.  These investments are necessary to restore the quality of the rivers and lakes, providing new sources for water supply.  In addition, there are municipalities in the state of São Paulo representing a total population of approximately 16.5 million to which we currently do not provide water or sewage services, or to which we currently supply water solely on a wholesale basis.  Our strong presence in the State and experience in providing water and sewage services places us in a privileged position to expand our sewage services to these additional municipalities in the state of São Paulo as well as to other Brazilian states and abroad.  For more information, see “Item 4.B. Business Overview—Description of our Activities—Sewage Operations” and “Item 4.B. Business Overview—Competition” and “Item 4.B. Business Overview—Tariffs”.

Our strategic objectives also focus on our political and institutional relationships as well as on our commitment to the market to increase shareholder value.

In 2017 we invested R$3.4 billion and between 2018 and 2022 we plan to invest an additional R$17.3 billion to improve and expand our water and sewage systems, increase water security, and meet the growing demand for water and sewage services in the state of São Paulo, thereby encouraging these customers to continue using our services.

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

The state of São Paulo occupies approximately 3.0% of Brazil’s land mass and encompasses an area amounting to approximately 96,000 square miles.  According to the SEADE, the state of São Paulo had an estimated total population of 43.8 million as of December 31, 2017.  The city of São Paulo, capital of the state of São Paulo, had an estimated total population of 11.7 million, with a total population of 20.8 million inhabitants in the São Paulo metropolitan region, as of December 31, 2017.  The São Paulo metropolitan region encompasses 39 municipalities and is the largest metropolitan region in the Americas and the fifth largest metropolitan region in the world, according to the United Nations’ Data Booklet “The World’s Cities in 2016”, with approximately 47% of the total population of the state of São Paulo as of December 31, 2017. According to the most recent data collected by the IBGE, the GDP of the state of São Paulo was approximately R$1.7 trillion in 2015, representing approximately 26.3% of Brazil’s total GDP, and making it the largest economy of any state in Brazil based on GDP. According to the IBGE, the state of São Paulo is also the leading Brazilian state in terms of manufacturing and industrial activity, with a strong position in car manufacturing, pharmaceuticals, computer manufacturing, steel making and plastics, among other activities, as well as a leading position in the banking and financial services industries.  The state of São Paulo is the leading export state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

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

We provide water and sewage services directly to a large number of residential, commercial and industrial private consumers, as well as to a variety of public entities, in 368 of the 645 municipalities in the State, including in the city of São Paulo.  We also supply water on a wholesale basis to five municipalities in the São Paulo metropolitan region in which we do not operate water distribution systems, and four of these municipalities also utilize our sewage treatment services.  According to the inDepth Water Yearbook 2014-2015, we are the fourth largest water and sewage service company in the world in terms of number of clients.

In 1994, we were registered with the CVM as a publicly-held company and are therefore subject to the CVM’s rules, including those relating to the periodic disclosure of extraordinary facts or relevant events.  Our common shares have been listed on the B3 under the ticker “SBSP3” since June 4, 1997.

In 2002, we joined the Novo Mercado segment of the B3, which is the listing segment in Brazil with the highest corporate governance requirements.  In the same year, we registered our common shares with the Securities and Exchange Commission, or SEC, and started trading our shares in the form of ADR – level III on the New York Stock Exchange, or NYSE, under the ticker “SBS”.

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

In September 2017, the State of São Paulo obtained approval for State Law No. 16,525/2017, which authorizes the State of São Paulo to set up a controlling company to hold all of the shares that the State of São Paulo holds in our company. Once formed, this controlling company will control our company, pursuant to the provisions of Art. 116 of the Brazilian Corporate Law. State Law No. 16,525/2017 allows other minority shareholders, including private companies and state companies, to hold shares of the controlling company, provided that the State of São Paulo holds the majority of the common shares of the controlling company. On March 9, 2018, the State of São Paulo received a letter from a group of investors expressing interest in acquiring shares of the controlling company. This letter is being assessed by the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização - CDPED), which has authority over our corporate reorganization, including the formation of the controlling company. The transaction proposed in the letter relates only to shares of the controlling company level and therefore would not affect the corporate control of our company, which will remain held by the State of São Paulo. The identity of the investors and the content of the letter remain confidential in accordance with the rules applicable to the administrative procedure established by CDPED for the purposes of operation.

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

We have budgeted investments in the total amount of R$17.3 billion from 2018 through 2022.  We invested R$3.4 billion, R$3.9 billion and R$3.5 billion in 2017, 2016 and 2015, respectively.

The following table sets forth our planned capital expenditures for water and sewage infrastructure for the years indicated:

	Planned Capital Expenditures
	2018	2019	2020	2021	2022	Total
	(in millions of reais)
Water	1,445.7	1,519.8	1,445.3	1,368.3	1,341.1	7,120.2
Sewage Collection	1,200.2	1,459.6	1,397.8	1,799.0	1,875.2	7,731.8
Sewage Treatment	254.4	394.2	656.8	595.9	540.2	2,441.5
Total	2,900.3	3,373.6	3,499.9	3,763.2	3,756.5	17,293.5

Our capital expenditure program from 2018 through 2022 will continue to focus on achieving our targets by making regular investments to maintain and expand our infrastructure and to reduce water loss in the 368 municipalities we served as of December 31, 2017. The recent drought has prompted a reduction in the volume of water billed, particularly in 2014 and 2015, and thus a reduction in revenue.  Due to the drought and the need to prioritize construction to mitigate the effects of the water crisis and increase water security in the Metropolitan Region of São Paulo, we were required to adjust our investment programs commencing in 2014.  These adjustments are expected to continue in 2018 due to the priority given since 2014 to emergency investments in water.

Main Projects of Our Capital Expenditure Program

The following is a description of the main projects in our capital expenditure program.

Investments in Water – We have a series of ongoing and scheduled projects involving water production and distribution.  For the period from 2018 through 2022, we plan to spend R$7.1 billion in water-related investments.  The main programs are:

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

Aiming to improve the provision of water to the São Paulo Metropolitan Region, in April 2018, we increased treated water production capacity by approximately 6.4 m³/s by concluding construction and initiating pre-operation of the São Lourenço System. In addition, in March 2018, we began transferring water from the Jaguari reservoir (part of the Paraíba do Sul Basin) to the Atibainha reservoir (part of the PCJ River Basin). This interconnection adds 5.13 m³/s of water availability.

In 2017, we invested approximately R$460 million in the Metropolitan Water Program.

Interconnection of Jaguari and Atibainha Reservoirs

In March 2018, we completed the interconnection of the Jaguari and Atibainha reservoirs, which is a strategic and priority works project to guarantee secure access to water for the metropolitan region of São Paulo.  With contracted investments of R$555 million, this construction allows for the transfer of an average 5.13 m³/s of water from the Jaguari reservoir of the Paraíba do Sul Basin to the Atibainha reservoir of the Cantareira System, the largest system that provides water to the metropolitan region of São Paulo.  In the future, the transfer of water shall also work in the opposite direction, from the Atibainha reservoir to the Jaguari reservoir, optimizing the reservation capacity of both reservoirs, and benefitting the population of the Paraíba Valley.  The construction work on the interconnection began in February 2016 and was completed during March 2018. In March 2018, we also began transferring water from the Jaguari reservoir (part of the Paraíba do Sul Basin) to the Atibainha reservoir (part of the PCJ River Basin).

São Lourenço Project

The metropolitan region lacks water sources, which requires us to obtain water from increasingly distant sources.  In order to address this situation, we developed, under a PPP contract, a new supply system called São Lourenço, which expands our production capacity by 6.4 m3/s and should be able to benefit a population of almost 2.0 million people.  The PPP contract was executed in August 2013 and construction began in April 2014.  The project was undertaken by Sistema Produtor São Lourenço S.A., which is a special purpose company controlled by the construction companies Camargo Corrêa Construtora S.A. and Andrade Gutierrez S.A.  The construction of the new system began in April 2014 and was completed in April 2018. Upon completion, pre-operation began. Camargo Corrêa Construtora S.A. and Andrade Gutierrez S.A. are currently in the process of selling their shares of Sistema Produtor São Lourenço S.A. to CGGC Construtora do Brasil Ltda., a Chinese-owned company. In December 2017, we issued a conditional consent to the transaction. This transaction is expected to be completed by May 2018.

As of December 31, 2017, the estimated amount of the PPP contract was R$6.0 billion (including R$2.2 billion in construction and maintenance and operation of the system).  After monetary adjustment, the contract amounts to approximately R$7.9 billion and has a 25-year term, four years of which was dedicated to the construction, while the other 21 years will be dedicated to service delivery.  These services include the operation and maintenance of the sludge treatment system of the water treatment plant and disposal of the waste thus generated; electromechanic and civil maintenance of the untreated water pumping stations, of the water treatment plant and the untreated water pipeline; preservation and cleaning, surveillance and property security.

Reversal of the Itapanhaú River

We plan to begin construction of a pumping system for the Itapanhaú River during the first half of 2018. This system is expected to have the capacity to pump an average of 2 m3/s (maximum of 2.5 m3/s) of water to Biritiba-Mirim, part of the Alto Tietê system. The project aims to improve water security in the São Paulo metropolitan region and is expected to directly benefit approximately 4.5 million residents that receive water from the Alto Tietê system as well as indirectly benefit 21 million people in the greater São Paulo region via the integrated system. We expect to invest a total of R$91.7 million in this project.

Corporate Program for Reduction of Water Loss

The objective of the Corporate Program for Reduction of Water Loss (Programa Corporativo de Redução de Perdas de Água) is to reduce water loss by efficiently integrating and expanding existing initiatives in our business units.  This program has a 12‑year term that began in 2009.  We anticipate total investments of approximately R$6.3 billion (current value) throughout the term of the program.  Funding for the program will come from our own resources as well as from credit facilities provided by the Japan International Cooperation Agency, or JICA, and BNDES.

The program aims to reduce the rate of water loss from 436 liters per connection per day in December 2008 to 273 liters per connection per day by 2020, which is equivalent to reducing the Water Billed Loss Index from 27.6% in December 2008 to 17.9% in 2020 and to reducing the Water Metered Loss Index (based on measured consumption) from 34.1% in December 2008 to 29.0% in 2020.  In 2017, our water loss measured 302 liters per connection per day, our Water Billed Loss Index was 20.1% and our Water Metered Loss Index averaged 30.7%.

Water Source Program

The Water Source Program (Programa Mananciais), created in 2009 and ended in 2017, consisted of various projects that focused on the preservation and improvement of water sources in the São Paulo metropolitan region, especially in the Guarapiranga and Billings reservoirs.  The program’s investments were directed mostly towards the creation of infrastructure to collect sewage and transport it to treatment plants in order to reduce the discharge of effluent into water sources.  The program also included the protection of green spaces and the urbanization of shantytowns (favelas) and was supported by the federal government, the state of São Paulo, the municipality of São Paulo, the World Bank, and us.  In 2017, R$20.6 million was invested in the Water Source Program.

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

During the first phase of this program, we have focused mainly on increasing water production in order to satisfy demand and improve water quality in the Baixada Santista metropolitan region.  In order to reach this goal, we built two water treatment plants, which started operations in 2013:  Mambu/Branco, with water treatment capacity of 1.6 m³/s, and Jurubatuba, with water treatment capacity of 2 m³/s. We have also begun constructing two additional water treatment plants in the municipality of Peruíbe.

In 2016, the integrated system of the Baixada Santista metropolitan region was reinforced with the commencement of operations at the Melvi Treated Water Reserve Center, located in Praia Grande.  The Center’s reserves went from 20 million to 45 million liters. The infrastructure is part of the Mambu-Branco production center (inaugurated in 2013 in Itanhaém) and will serve residents and tourists in two municipalities of the Baixada Santista region (Praia Grande and São Vicente).  In 2017, we invested R$22.6 million in the Coastal Water Program.

Investments in Sewage—We have a series of ongoing and scheduled projects involving the collection, removal and treatment of sewage.  For the period from 2018 through 2022, we plan to invest R$10.2 billion in sewage.  The main programs are:

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

The five principal sewage treatment facilities in the São Paulo metropolitan region have an aggregate installed capacity of 20.5 cubic meters of sewage per second and currently treat an aggregate of 18 cubic meters of sewage per second (13.5 m3/s greater than the volume treated at the start of the Tietê Project).

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

We continued to work on items from the third phase and began in 2014 to implement measures related to the fourth phase. In 2017, we invested approximately R$411.1 million in this project.

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

Since 2007, 151 urban streams have been decontaminated, benefiting approximately 2.5 million people.  In 2017, we invested R$7.8 million in the Clean Stream Program.  The program is supported by funds from the Caixa Econômica Federal as well as our own funds.  Part of the investment related to the Tietê Project benefits the Clean Stream Program.

In 2017, the actions of the Clean Stream Program allowed for the cleaning of two important streams in the city of São Paulo, Uberaba and M’Boi Mirim, benefiting approximately 270 thousand people. During the year, we also continued to inspect and monitor the water quality of streams that were previously decontaminated.

However, despite our constant monitoring of pollution levels, the municipality of São Paulo’s difficulties in moving low-income families who live in risky areas has led to a slowdown in progress under the program. We have renewed the partnership with the municipality and are currently defining objectives for 2018.

Clean Wave Program

The main goals of the Clean Wave Program (Programa Onda Limpa) are to improve and expand the sewage systems in the municipalities comprising the Baixada Santista metropolitan region on the southern coast of the state, increasing the sewage collection rate to 90% and treating 100% of this collected sewage, thereby improving the bathing water quality at 82 beaches in the region by the end of the decade.  This project is being carried out in three phases, the first of which has already begun and the second and third of which are in the planning phase.  The first phase, which increased the sewage collection rate to 77%, was completed in 2017. The funds came from our own resources as well as from loan agreements entered into with JICA and from BNDES.

In 2017, we invested R$71 million in the Clean Wave Program.  As a result of our investments, sewage collection in the Baixada Santista metropolitan region increased since the beginning of the program has increased from 53% in 2007 to 77% in 2017.  All of the sewage that was collected was also treated.  Towards the goal of increasing sewage collection, and given that we have already installed sewage networks, we are now prioritizing strengthening the connection of our customers to the sewage network.  As of December 31, 2017, we had completed approximately 110 thousand sewage connections.

Under the program’s second phase, we plan to execute the expansion and renovation of two Oceanic Sewage Disposal System in the city of Praia Grande, located in the Baixada Santista metropolitan region. This phase aims to enlarge and implement sewage collection and treatment systems and complete 47 thousand new connections. It is expected to be concluded by 2021.

Finally, the third phase of the Clean Wave Program will aim to universalize sewage collection and treatment services. This phase is planned to occur between 2026 and 2030, and will benefit areas where the population is expanding. Together, the second and third phases will invest approximately R$1.8 billion in Baixada Santista metropolitan region.

Other Policies and Programs

Nossa Guarapiranga

In December 2011, we launched the Nossa Guarapiranga project, the main objective of which is to improve the water quality in the Guarapiranga basin, an urban water source for the São Paulo metropolitan region.  The basin serves one million people directly in the areas near Guarapiranga and indirectly serves a further three million people who consume the water from the basin.  We carried out actions on three fronts as part of this project: (i) we installed ecobarriers at the bottom of the reservoir’s main affluents in order to retain solid residue and installed drains to collect residue from rivers in the Guarapiranga basin; (ii) we developed diagnosis and control services for the removal of plants that obstruct water extraction; and (iii) we removed and disposed of solid residue that had accumulated at the bottom of the dam in the river basin.  Two vessels were built specifically for this purpose.  We work as a collaborative team with the municipal government of São Paulo in the Nossa Guarapiranga project, with the municipal government of São Paulo transporting all of the residue collected through these fronts to a sanitary landfill. In 2017, we removed 17,700 m³ of solid residue from this basin.

Pró‑Conexão

In 2012, the State of São Paulo approved a project to subsidize connections to the sewage system for low‑income families.  Initially intended to last eight years, the project involves capital expenditures of up to R$349.5 million of which 80% will be provided by the State government and 20% by us.  In this period we expect that this program will create 192 thousand new sewage connections benefiting approximately 800 thousand people. As of December 2017, we completed approximately 23.5 thousand sewage connections under the Pró-Conexão program.

We believe that this program will increase the efficiency of our other sewage collection programs and help improve water quality in the region’s rivers and basins as well as improve quality of life for low‑income families.  For more information see “Item 7.B. Major Shareholders and Related Party transactions—Related Party transactions—Agreements with the State.”

A large part of this work was executed by our own personnel, which considerably reduced the need for investment.

B.      Business Overview

Our Operations

As of December 31, 2017, we provided water and sewage services to 368 municipalities in the state of São Paulo under concession agreements, program agreements, other forms of legal arrangements or without formal agreements.  We also supply treated water on a wholesale basis to five municipalities located in the São Paulo metropolitan region and urban conurbations.  The majority of these concessions have 30‑year terms.  Due to court orders, we temporarily suspended our services in two other municipalities (Cajobi e Macatuba).  For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”. Between January 1, 2007 and December 31, 2017, we entered into agreements with 287 municipalities (including our services agreement with the city of São Paulo) in accordance with the Basic Sanitation Law, of which six were entered into in 2017.  As of December 31, 2017, these 287 municipalities accounted for 81.7% of our gross operating revenues (including revenues relating to the construction of concession infrastructure).  In addition to the contracts that have 30‑year terms, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP.  As of December 31, 2017, 51 of our agreements or concessions had expired but we continued to provide water and sewage services to these municipalities and were in negotiations with these municipalities to execute program agreements to substitute the expired concessions.  From January 1, 2018 through 2030, 32 concessions will expire.

For more information on laws and regulations related to our concession operations, see “—Government Regulations Applicable to our Contracts”.

Description of Our Activities

As set forth in Article 2 of our bylaws, we are permitted to render basic sanitation services with the goal of providing basic sanitation services to the entire population in the municipalities where we conduct our activities without harming our long‑term financial sustainability.  Our activities comprise water supply, sanitary sewage services, urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, and the commercialization of services, products, benefits and rights that directly or indirectly arise from our assets, operations and activities.  We are allowed to act in a subsidiary form in other Brazilian locations and abroad.  See “—Government Regulations Applicable to Our Contracts—Establishment of ARSESP”.  For a description of our operating segments please see Note 24 to our financial statements as of and for the year ended December 31, 2017.

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

Wholesale Operations

Wholesale Water Services

We provide water services on a wholesale basis to five municipalities located in the São Paulo metropolitan region (Guarulhos, Mauá, Mogi das Cruzes, Santo André and São Caetano do Sul).  Agreements to provide water services on a wholesale basis must comply with the Basic Sanitation Law, which designates these services as “interdependent activities” and regulates each stage of the service.  The law requires that the service be supervised by an independent agency, stipulates registration of the cost of the service, and requires assurance of payment among the several service providers in order to continue the provision of the services, in accordance with the rules to be published by ARSESP.  Our agreements currently comply with the provisions of the Basic Sanitation Law. In 2017, the revenues from wholesales water services were R$ 277.7 million.

The Brazilian courts are entitled to obligate us to continue to supply water to these municipalities, even when we have not received payments due to us.  If they do not pay, we have no way of ensuring that negotiations with these municipalities or legal action taken against them will result in payments being made.  For example, the municipalities of Santo André, Guarulhos and Mauá owe us significant sums in respect of water that we have been providing to them on a wholesale basis.   For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—We may face difficulties in collecting overdue amounts owed to us by municipalities to which we provide water on a wholesale basis and municipal government entities”.  We have intensified the process of collecting these sums and other amounts using the Single Registry of Debtors of São Paulo (Cadastro Único de Devedores de São Paulo), or State CADIN, and we executed Protocols of Intentions with Santo André, Guarulhos and Mauá in late 2015 and early 2016 seeking to resolve the outstanding amounts and restore normal commercial relations with them. The negotiations with Mauá and Santo André broke down in June 2016, and the Protocol of Intentions was terminated. The negotiations with Guarulhos also ended in August 2016, but we executed a new Protocol of Intentions with Guarulhos on April 10, 2017, or SAAE, and with Santo André on May 11, 2017, both with the same aim as the Protocols of Intentions previously terminated.

In August 2017, we announced that Guarulhos and us decided to move forward with the development of: (i) a judicial agreement for SAAE to pay the debt in installments, and (ii) an interdependence agreement, under which we provide the municipality of Guarulhos’ water supply on a wholesale basis.  The main terms of these developments are:

I.            Judicial agreement for SAAE to pay the debt owed to us in installments:

a)       Payment of the existing debt of R$2.9 billion in 480 monthly installments, bearing interest of 0.5% per month and correction by the IPCA index; and

b)       30% discount on the R$2.9 billion of debt owed by the municipality of Guarulhos to our company in connection to payment during the installment period.

II.            Interdependence agreement for the supply of water by us on a wholesale basis:

a)       Establishment of a guarantee in favor of our company, through the fiduciary assignment of SAAE’s receivables, with automatic segregation of amounts owed to us by the bank that centralizes SAAE’s collection; and

b)       A 20% discount on the monthly amount billed for the services of water supply on a wholesale basis, as a result of the establishment of the guarantee and the automatic payment.

We are currently negotiating the terms of these agreements and we cannot guarantee when and if definitive agreements will be signed.  Since the beginning of 2017, the municipality of Guarulhos has been paying around 80% of its monthly bills on time.

With respect to the municipality of Santo André, we signed a protocol of intention on May 11, 2017 and since then we have been working with the municipality of Santo André on the preparation of studies and evaluations aimed at balancing commercial relations and debts existing between the municipality and our company.

With respect to the municipality of Mauá, on April 19, 2018 we published a press release stating that we have been in contact with the municipality of Mauá regarding directly supplying water to four neighborhoods that have been affected by a water shortage, and that will initiate formal discussions to engage in negotiations with the municipality.

Wholesale Sewage Services

Currently, we provide sewage services on a wholesale basis to the municipalities of Mauá, Mogi das Cruzes, Santo André and São Caetano do Sul.  Our agreement with Santo André for these services was executed with the intervention of the Public Prosecution Office.  Our agreements with the other municipalities resulted from our environmental efforts and municipal authorities’ awareness of environmental issues.  Through these agreements, in 2017 we treated approximately 42.8 million cubic meters of sewage from these municipalities.  We believe this illustrates our commitment to social and environmental responsibility.  In 2017, our revenues from wholesale sewage services were R$35.1 million.

In December 2008, we entered into a five‑year agreement for the collection and treatment of 20% of the sewage generated by the city of Guarulhos.  We have not yet started to provide these services, and they will only be able to commence when the construction projects on linking the Guarulhos sewage to our sewage system are finalized. These construction projects are the responsibility of the Guarulhos sanitation company, which as of December 31, 2017 had not yet carried out the necessary construction projects.

Water Operations

Our supply of water to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to our customers’ premises.  In 2017, we produced approximately 2,783.2 million of cubic meters of water.  The São Paulo metropolitan region (including the municipalities to which we supply water on a wholesale basis) currently is, and has historically been, our core market, accounting for approximately 69.0% of water invoiced by volume in 2017.

The following table sets forth the volume of water that we produced and invoiced for the periods indicated:

	Year ended December 31,
	2017	2016	2015
	(in millions of cubic meters)
Produced:
São Paulo metropolitan region	1,952.3	1,888.8	1,679.4
Regional Systems	830.9	807.4	787.2
Total	2,783.2	2,696.2	2,466.6
Invoiced:
São Paulo metropolitan region	1,175.8	1,136.7	1,084.3
Wholesale	256.7	227.4	215.5
Regional Systems	643.4	626.2	613.9
Total	2,075.9	1,990.3	1,913.7

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

In order to supply water to the São Paulo metropolitan region, we rely on 20 reservoirs of non‑treated water and 226 reservoirs of treated water, which are located in the areas under the influence of the eight water producing systems comprising the interconnected water system of the São Paulo metropolitan region.  The total capacity of the water sources available for treatment in this area is 75.9 m³/s, not including an additional 5.5 m³/s resulting from the emergency construction work conducted by us in 2014 and 2015. Total current installed capacity is 75.8 m³/s and can be distributed to the São Paulo metropolitan region.  Average verified production for the interconnected water system of the São Paulo metropolitan region was 60.6 m³/s during 2017.  The Cantareira, Guarapiranga and Alto Tietê systems produce 82.7% of the water we distributed in the São Paulo metropolitan region in 2017.

In March 2018, we began operations on one important project for the interconnected water system of the São Paulo metropolitan region with the beginning of the transfer of water from the Jaguari reservoir to the Atibainha reservoir. The interconnection between the Jaguari and Atibainha reservoirs will have an average flow of 5.13m3/s and represents an important increase in water security for the Cantareira System and for the water supply in the São Paulo metropolitan area. For more information see “—Capital Expenditure Program—Main Projects of Our Capital Expenditure Program—Interconnection of Jaguarí and Atibainha Reservoirs”.

The construction of the São Lourenço Production System, another important project for the interconnected water system of the São Paulo metropolitan region, began in April 2014 and was completed in April 2018. Upon completion in April 2018, pre-operation began. The São Lourenço Production System represents an increase of 6.4m3/s in water availability and production capacity of the region’s integrated system and is the ninth interconnected production system for the Metropolitan Region. For more information see “—Capital Expenditure Program—Main Projects of Our Capital Expenditure Program—São Lourenço Project”.

In 2017, the Cantareira system accounted for 41.3% of the water that we supplied to the São Paulo metropolitan region (including the municipalities to which we supplied water on a wholesale basis), which represented 70.7% of our gross operating revenues (excluding revenues relating to the construction of concession infrastructure) for the year.  For more information, see “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to risks associated with the provision of water and sewage services”.

Current river basin committees are authorized to charge both for water usage and the dumping of sewage into water bodies.  We participate in the decentralized and integrated management of water resources established by the National Policy on Water Resources.  We are represented by 159 employees on the State River Basin Committees and the Federal Committees that act in the state of São Paulo and in the National and State Councils on Water Resources.

The following table sets forth the water production systems from which we produce water for the São Paulo metropolitan region:

	Production Rate(1)
	2017	2016	2015
	(in cubic meters per second)
Water production system:
Cantareira	25.0	22.0	14.1
Guarapiranga	13.3	13.9	14.9
Alto Tietê	11.8	11.7	12.1
Rio Claro	3.9	3.8	3.9
Rio Grande (Billings reservoir)	4.5	4.9	5.0
Alto Cotia	1.2	1.2	0.9
Baixo Cotia	0.8	0.9	1.0
Ribeirão da Estiva	0.1	0.1	0.1
Total	60.6	58.5	52.0

(1)     Average of the twelve months ended December 31, 2017, 2016 and 2015.

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

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events.  We installed 207.3, 200.2 and 226.0 thousand new water connections in 2017, 2016 and 2015, respectively. The interconnected water system of the São Paulo metropolitan region serves 30 municipalities, of which 25 are operated directly by us under this system.  Through this system, we serve the other five municipalities on a wholesale basis, whereas distribution is the responsibility of other companies or departments related to each municipality.

In order to reach the final customer, the water is stored and transported through a complex and interconnected system.  This water system requires permanent operational supervision, engineering inspection, maintenance, and quality monitoring and measurement control.

To ensure the continuous provision of regular water supply in the São Paulo metropolitan region, we intend to invest R$7.1 billion from 2018 to 2022 to increase our water production and distribution capacities as well as to improve the water supply systems.  In 2017, our total investment in water supply systems amounted to R$2.2 billion, of which R$1.8 billion were invested in the São Paulo metropolitan region.

Water Treatment

We treat all water at our water treatment facilities prior to dispatching it to our water distribution network.  We operate 240 treatment facilities, of which eight are a part of the Metropolitan Production System—located in the São Paulo metropolitan region and account for approximately 70.2% of all water we produced in 2017.  The type of treatment used depends on the nature of the source and quality of the untreated water.  For example, water abstracted from rivers requires more treatment than water drawn from groundwater sources requires.  All of the water we treat receives fluoridation treatment.

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

The following table sets forth the total number of kilometers of water pipes and water transmission lines and the number of connections in our network as of the dates indicated:

	As of December 31,
	2017	2016	2015
Water distribution pipes and water transmission lines (in kilometers)	74,396	73,015	71,705
Number of connections (in thousands)	8,863	8,654	8,420

More than 90% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride, or PVC.  Distribution pipes at customers’ residences typically are made from high‑density polyethylene tubing.  Our water transmission lines are mostly made of steel, cast iron or concrete.

As of December 31, 2017, our water distribution pipes and water transmission lines included:  (i) 38,221 kilometers in the São Paulo metropolitan region; and (ii) 36,174 kilometers in the Regional Systems.

As of that date, we had 408 storage tanks in the São Paulo metropolitan region with a total capacity of 2.2 million cubic meters, and 2,031 storage tanks in the Regional Systems.  Furthermore, we had 462 treated water pumping stations in the São Paulo metropolitan region aqueduct system, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

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

The following table sets forth projected new water connections for the periods indicated in thousands:

	in thousands
	2018	2019	2020	2021	2022	2018 – 2022
São Paulo metropolitan region	105	98	97	95	95	490
Regional Systems	63	62	58	55	55	293
Total	168	160	155	150	150	783

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

Using this calculation method, as of December 31, 2017, we experienced 348 liter/connection per day of water loss in the São Paulo metropolitan region and 232 liter/connection per day in the Regional Systems, averaging 302 liter/connection per day.  We have a Corporate Program for Reduction of Water Loss in place that aims to reduce total water loss to around 273 liters/connection per day, Water Billed Loss Index to 17.9% and the Water Metered Loss Index to 29.0% by 2020.  Nonetheless, on account of the drought, the negative impacts on our revenue during 2015 and the necessity to prioritize investing in the expansion of water availability, the scope and the goals of our Corporate Program for Reduction of Water Loss are under revision.

In order to continue to supply water to the population despite its low availability, one of the measures that we adopted was to further reduce water pressure across our network of operation.  Insomuch as the utilization of water sources, real water loss (water physically lost, which corresponds to about 65% of the Water Metered Loss Index) fell from 22.2% in December 2008 to 20.0% in December 2017.  This reduction is not only the result of initiatives to combat water loss including, for example, strengthening our supply systems’ “pressure management”, but it can also be attributed to atypical and temporary operations.

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

Water quality is monitored at all stages of the distribution process, including at the water sources, water treatment facilities and in the distribution network.  We have 15 regional laboratories, one central laboratory, and laboratories located in all water treatment facilities that monitor water quality, as required by our standards and those set by law.  Our laboratories analyze an average of 90 thousand samples per month on distributed water, with samples collected from residences.  Our central laboratory located in the city of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods as well as heavy metals analysis by atomic absorption technique.  Our central laboratory and 13 of our regional laboratories have obtained the ABNT NBR ISO IEC 17025 accreditation (accreditation for general requirements for the competence of testing and calibration laboratories) awarded by the National Institute of Metrology, Quality and Technology, or INMETRO.

All chemical products used for water treatment are analyzed and follow strict specifications set out in recommendations made by the National Health Foundation (Fundação Nacional de Saúde), or NHF,  ABNT, and the National Standard Foundation, or NSF, and the American Water Works Association, or AWWA, to eliminate toxic substances that are harmful to human health.  From time to time, we face problems with the proliferation of algae, which may cause an unpleasant taste and odor in the water.  In order to mitigate this problem, we work on:  (i) fighting algae growth at the water source and (ii) using advanced treatment processes at the water treatment facilities that involve the use of powdered activated carbon and oxidation by potassium permanganate.  The algae growth creates significant additional costs for water treatment because of the higher volumes of chemicals used to treat the water.  Until the conclusion of the program in 2017, we participated in the Water Source Program (Programa Mananciais) together with other organizations engaged in the promotion of urban development and social inclusion to mitigate pollution in the São Paulo metropolitan region.  In addition, we also participate in the Clean Stream Program to clean important streams in the city of São Paulo.  Other initiatives also aimed at improving the water quality in the water sources located in the of São Paulo metropolitan region are Nossa Guarapiranga and Pró‑Conexão.  See “—Main Projects of Our Capital Expenditure Program—Metropolitan Water Program—Water Source Program,” “—Clean Stream Program,” and “—Other Policies and Programs—Nossa Guarapiranga”.

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

Sewage Operations

We are responsible for the collection, removal, treatment and final disposal of sewage.  As of December 31, 2017, we collected approximately 81% and 85% of all the sewage produced in the municipalities in which we operate in the São Paulo metropolitan region and in the Regional Systems, respectively.  During 2017, we collected approximately 83% of all the sewage produced in the municipalities in which we operated in the state of São Paulo.  We installed 221.8 thousand, 236.6 thousand and 226.1 thousand new sewage connections in 2017, 2016 and 2015, respectively.

Sewage System

The purpose of our sewage system is to collect and treat sewage and to adequately dispose of the treated sewage.  As of December 31, 2017, we were responsible for the operation and maintenance of 50,991 kilometers of sewage lines, of which approximately 26,544 kilometers are located in the São Paulo metropolitan region and 24,447 kilometers are located in the Regional Systems, respectively.

The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated:

	As of December 31,
	2017	2016	2015
Sewage lines (in kilometers)	50,991	50,097	48,774
Sewage connections (in thousands)	7,302	7,091	6,861

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

Before the discharge is permitted, we carry out acceptance studies that assess the capacity of the public sewage system to receive the discharge as well as the compliance with regulations.  Upon the conclusion of these studies, the technical and commercial conditions for receiving the discharge are established, which are then formalized in a document signed by us and the effluent producer.  Failure to comply with these conditions can lead to the application of penalties by us.  In extreme cases, the State of Sao Paulo Environmental Agency (Companhia Ambiental do Estado de São Paulo), or CETESB, is notified in order for the applicable measures to be taken.  Effluents from our treatment facilities must comply with limitation guidelines for release of effluents into receiving water bodies.  Additionally, the quality of the water in the receiving water body must not be impaired by the release of such effluents, as established by State Decree No. 8,468/1976 and Conama Resolution No. 357/2005, as amended by Conama Resolution No. 430/2011.

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

Unlike the São Paulo metropolitan region, the interior region of São Paulo State does not generally suffer obstructions caused by sewage system overload.  The coastal region, however, experiences obstructions in its sewage lines primarily due to infiltration of sand, especially during the rainy season in the summer months.  In addition, the sewage coverage ratio in the coastal region is lower than in the other regions served by us, at approximately 79% as of December 31, 2017.

New sewage connections are made on substantially the same basis as connections to water lines:  we assume the cost of installation for the first 20 meters of sewage lines from the sewage network to all customers’ sewage connections and the customer is responsible for the remaining costs.

The following table sets forth projected new sewage connections for the periods indicated:

	2018	2019	2020	2021	2022	2018‑2022
	in thousands
São Paulo metropolitan region	115	138	146	155	123	677
Regional Systems	85	87	90	90	87	439
Total	200	225	236	245	210	1,116

Sewage Treatment and Disposal

In 2017, approximately 63% and 98% of the consumer units of the sewage services used our sewage treatment system in the São Paulo metropolitan region and the Regional Systems, respectively, or 75% of the consumer units of our sewage services in the state of São Paulo, was connected at our treatment facilities and afterwards discharged into receiving water bodies such as rivers and the Atlantic Ocean, in accordance with applicable legislation.  Though we have not yet reached full coverage of sewage collection and treatment services in the regions were we operate, we are making efforts to reach this goal.

We currently operate nine ocean outfalls and 548 sewage treatment facilities, of which the five largest, located in the São Paulo metropolitan region, have treatment capacity of approximately 21 cubic meters of sewage per second.

In the São Paulo metropolitan region, the treatment process used by most treatment facilities is the activated sludge process.

Sewage treatment in the Regional Systems will vary according to the particularities of each area.  In the interior region of São Paulo State, treatment consists largely of stabilization ponds.  There are 440 secondary treatment facilities in the interior region of São Paulo State that have treatment capacity of approximately 16 cubic meters of sewage per second.  Similar to our disposal process for treated sewage collected in the São Paulo metropolitan region, the majority of sewage collected in the coastal region receives treatment and disinfection and is then discharged into rivers and also into the Atlantic Ocean through our ocean outfalls, in accordance with applicable legislation.  We have 84 sewage treatment facilities in the coastal region.

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

Additionally, using financing from the Financier of Studies and Projects (Financiadora de Estudos e Projetos, or FINEP), we are also developing two other innovating projects aiming to reduce the disposal of sludge in landfills.  The first project uses a gasification system that uses specialist technology to transform sludge from sewage treatment plants into a solid product, weighing 5% of its initial weight, which can be re-used in construction work.  The second project consists of a sludge dryer that uses highly mechanized and automated processes, drawing on solar energy, to reduce up to 70% of initial volume.

Principal Markets in Which We Operate

As of December 31, 2017, we operated water and sewage systems in 368 of the 645 municipalities in the state of São Paulo.  In addition, we currently supply water on a wholesale basis to five municipalities located in the São Paulo metropolitan region with a total population of approximately 3.0 million people.

The following table provides a breakdown of gross revenues from water supply and sewage services by geographic market for the years indicated:

	Year ended December 31,
	2017	2016	2015
	(in millions of R$)
São Paulo metropolitan region	8,636.9	7,749.7	6,021.9
Regional Systems	3,586.8	3,372.5	2,924.9
Total	12,223.7	11,122.2	8,946.8

Competition

In the state of São Paulo, there are 278 municipalities that operate their own water and sewage systems and that collectively have a total population of approximately 16.5 million, or approximately 38% of the population of the state of São Paulo.

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

In recent years, we have also experienced an increasing level of competition in the market of water supply to industrial customers.  Several large industrial customers located in municipalities we serve use their own wells to meet their water needs.  In addition, competition for the disposal of non‑residential, commercial and industrial sludge in the São Paulo metropolitan region has increased in recent years as private companies offer stand‑alone water treatment solutions inside the facilities of their customers.  We have also established new tariff schedules for commercial and industrial customers in order to assist us in retaining these customers.  Since these fixed demand agreements (take-or-pay contracts) with certain of our industrial customers were not covered by our bonus program, until April 2016, we suspended the fixed demand requirement in order to encourage lower water consumption.  In May 2016, we reinitiated the fixed demand requirement, and the volumes of those contracts were revised according to clients’ new consumption profiles.  We started 2017 with 466 formal contracts and, after revision of the charge and volume, ended the year with 482 contracts. 18 contracts were terminated because they did not meet the minimum amount required.  Of the remaining 482 contracts, 40 were entered into in 2017.   For more information about the water crisis, see “—The Recent Water Crisis”.  For more information on Take-or-pay Contracts see “—Tariff Structure—Fixed Demand Agreements (Take-or Pay)”.  For more information about the water crisis, see “—The Recent Water Crisis”.

Billing Procedures

The procedure for billing and payment of our water and sewage services is largely the same for all customer categories.  Water and sewage bills are based upon water usage determined by monthly water meter readings.  Larger customers, however, have their meters read every 15 days to monitor consumption and thus avoid water loss resulting from leakages.  Sewage billing is included as part of the water bill and is based on the water meter reading.

The majority of the bills for water and sewage services are delivered to our customers in person, mainly through independent contractors who are also responsible for reading water meters, although a proportion of clients elected, for convenience purposes, to receive their bill through regular mail.  Water and sewage bills can be paid at some banks and other locations in the state of São Paulo.  These funds are paid over to us after deducting average banking fees ranging from R$0.29 to R$1.32 per transaction for collection and remittance of these payments. Customers must pay their water and sewage bills by the due date if they wish to avoid paying a fine.  We generally charge a penalty fee and interest on late bill payments.  In 2017, 2016 and 2015, we received payment of 94.1%, 93.0% and 90.4%, respectively, of the amount billed to our retail customers, and 94.1%, 93.0% and 90.2%, respectively, of the amount billed to those customers other than State entities, within 30 days after the due date.  In 2017, 2016 and 2015, we received 99.2%, 97.2% and 96.2%, respectively, of the amount billed to the State entities.  Amounts in excess of 100.0% reflect our recovery of amounts billed in prior years.  With respect to wholesale supply, in 2017, 2016 and 2015, we received payment of 60.1%, 74.1% and 43.8%, respectively, of the amount billed within 30 days.

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

Tariffs

Tariff adjustments follow the guidelines established by the Basic Sanitation Law and ARSESP.  The guidelines also establish procedural steps and the terms for the annual adjustments.  The adjustments have to be announced 30 days prior to the effective date of the new tariffs, which previously would take effect in September.  Pursuant to the most recent tariff revision, both the base date and future adjustments took place in April. In addition, on January 19, 2017 ARSESP released Resolution nº 706, which divided the Second Ordinary Tariff Revision process into two parts. The first part ended in October 2017, and the second part is expected to end in May 2018.

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

In addition, in 2011, the municipalities located in the hydrographic basins of the Piracicaba, Capivari and Jundiaí rivers created a consortium known as ARES/PCJ to regulate and supervise our activities in those areas, and for similar purposes, in November 2013 the Regulatory Agency of São Bernardo do Campo (AR/SBC) was created.  As a result of the creation of the ARES/PCJ, we are currently involved in legal proceedings in which ARES/PCJ is claiming that it has jurisdiction over the regulation and supervision of our activities in three municipalities (Mombuca, Santa Maria da Serra and Aguas de São Pedro). In 2016 we obtained a definitive favorable decision in the Piracaia proceeding. However, as the debate continues in other processes, we cannot predict the outcome of this case or how it may impact our business. Furthermore, regional and municipal agencies may continue to be created and may dispute with ARSESP regarding the regulation and oversight of our services.  See “Item 3.D. Risk Factor—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business”.

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

First Ordinary Tariff Revision (2013-2016)

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

Water Consumption Reduction Incentive Program and Contingency Tariff as a Result of the Water Crisis

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

In December 2015, we requested ARSESP to ratify the continuity and update of the Water Consumption Reduction Incentive Program through the Bonus grant to the Water and Sewage Bill, as well as the continuity of the Contingency Tariff. In response, ARSESP published the following 2 resolutions:

(1)  Resolution No. 614/2015, published in December 2015, authorized the extension until December 31, 2016, or until hydrological conditions become more predictable, of the effects of ARSESP Resolution No. 545/2015, maintaining the current rules and conditions for the application of the contingency tariff by us envisaged in Resolution No. 545/2015; and

(2)  Resolution No. 615/2015, also published in December 2015, authorized the extension of the Water Consumption Reduction Incentive Program until December 31, 2016, or until hydrological conditions become more predictable, and updated of the reference consumption value used to determine when discounts should be offered to our customers.  Prior to this resolution, the reference consumption value by which we calculated the discounts was the average consumption of our customers in the period between February 2013 and January 2014.  As of December 2015, we modified the reference consumption value, which was set at 78% of the prior reference consumption value.  The updated reference consumption value began to be applied to our customers’ bills as of February 1, 2016.  The bonus ranges of 10%, 20% and 30%, were maintained, following the rules of our discount (bonus) program which established that if a client consumes 10% less water during a certain period compared to his reference consumption value, he will obtain a discount of 20% in his water bill, and if the client consumes 20% less water, he obtains a discount of 30%.

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

Extraordinary Tariff Revision as a Result of the Water Crisis

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

Second Ordinary Tariff Revision (2017-2020)

The Second Ordinary Tariff Revision was originally expected to occur in April 2017.  To this effect, on October 15, 2016, ARSESP released Resolution No. 672/2016, after public consultation, establishing the methodology and criteria for the update of our regulatory asset base in the Second Ordinary Tariff Revision.

Due to delays in retaining a consulting company to advise ARSESP on the tariff revision and to the fact that it was impossible to predict when this consulting would be retained, ARSESP released Resolution No. 706/2017 on January 19, 2017. This resolution divided the Second Ordinary Tariff Revision process into two parts. Due to extensions resulting from the need for supplemental information from us, the first part, which was initially expected to be concluded by June 30, 2017, was completed on October 10, 2017.  The second part is expected to conclude in May 2018.

On October 6, 2017, ARSESP published the Final Technical Note NT/F/004/2017 and the Detailed Report on the first part of the Second Ordinary Tariff Revision. These publications set the initial regulatory remuneration asset  base at R$40.3 billion (although this value is not yet final), increased the annual rate (WACC) from 8.06% to 8.11% and set the preliminary tariff revision (Preliminary P0) at R$3.6386/m3 using the April 2017 price. On October 10, 2017, ARESP approved Resolution No. 753/2017, authorizing us to apply the tariff repositioning index of 7.8888% to the current rates beginning 30 days after the publication of Resolution No. 753/2017.

On November 10, 2017, ARSESP approved the increase of the Regulatory, Control and Inspection Fee (Taxa de Regulação, Controle e Fiscalização, or TRCF) by 0.5%. This increase is reflected in customer bills in the municipalities regulated by ARSESP, pursuant to Paragraph 2 of Article 2 of ARSESP Resolution No. 406/2013. This fee was initially established by the State Complementary Law No. 1.025/2007.

The final maximum average tariff (Final P0) is expected to be disclosed by May 10, 2018, and applied pursuant to Article 39 of Law 11,445/2007. The difference between the income generated with the Preliminary P0 and the income that would have been generated with the Final P0 will be compensated and applied to the tariffs of public water supply and sewage services when the Final P0 is set.

On January 19, 2018, ARSESP published Resolution nº 780, with the timeline for the second part of the Second Ordinary Tariff Revision, which is expected to be concluded on May 10, 2018 with the publication of the final results, in the form of a final technical note and resolution with the tariff table, as illustrated below.

(i)      Publication of the technical note with the methodology proposal (January 16, 2018);

(ii)     Public Consultation and Public Hearing on the methodology proposal (from January 17, 2018 to February 2, 2018);

(iii)   Request for additional data on our Business Plan (submitted on January 31, 2018);

(iv)           Submission by us of additional data on our Business Plan to ARSESP (February 19, 2018);

(v)            Publication of a detailed report on the methodology and final technical note (March 2, 2018);

(vi)          Analysis by ARSESP of our data and preparation of the preliminary technical note for the calculation of the Final P0 (March 26, 2018).

On March 26, 2018, ARSESP released Preliminary Technical Note NT.F-0004-2018 with the proposed calculation of the maximum average tariff (P0) and the X Factor. This technical note established a final regulatory asset base of R$38.4 billion, a WACC of 8.11%, an X Factor of 0.9287%, a P0 of R$3.8207/m³ and a tariff repositioning index of 4.7744%.

(vii)        Public Consultation and Public Hearing on the Final P0 proposal (from March 27, 2018 to April 17, 2018); and

(viii)      Analysis of contributions received and publication of detailed report on the Final P0 proposal (by May 9, 2018);

(ix)          Publication of the final results of the Second Ordinary Tariff Revision: Final technical note and resolution with the tariff table (by May 10, 2018).

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

•       In January 2018, the second step of our Second Ordinary Tariff Revision was initiated.  In this review, the possibility of including the portion related to transfers to municipal funds in the average tariff, as is the case with the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure, is being discussed.  The outcome of the second part of our Second Ordinary Tariff Revision is expected to be available in May 2018.

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

In May 2016, we reinitiated the fixed demand requirement, and the volumes of those contracts were revised according to clients’ new consumption profiles.  We started 2017 with 466 formal contracts and, after revision of the charge and volume, ended the year with 482 contracts. 18 contracts were terminated because they did not meet the minimum amount required.  Of the remaining 482 contracts, 40 were entered into in 2017.  For more information about the water crisis, see “—The Recent Water Crisis”.

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

Customer Category Consumption	As of Nov 10, 2017	As of May 12, 2016	As of June 4, 2015
Residential	(reais per m3)
Standard Residential:
0‑10(1)	2.42	2.24	2.06
11‑20	3.78	3.50	3.23
21‑50	9.44	8.75	8.07
Above 50	10.40	9.64	8.89
Social:
0‑10(1)	0.82	0.76	0.70
11‑20	1.41	1.31	1.21
21‑30	5.01	4.64	4.28
31‑50	7.14	6,.62	6.10
Above 50	7.89	7.31	6.74
Shantytown (favela):
0‑10(1)	0.63	0.58	0.53
11‑20	0.71	0.66	0.61
21‑30	2.36	2.19	2.02
31‑50	7.14	6.62	6.10
Above 50	7.89	7.31	6.74
Non‑Residential
Commercial/Industrial/Governmental:
0‑10(1)	4.85	4.50	4.15
11‑20	9.44	8.75	8.07
21‑50	18.08	16.76	15.45
Above 50	18.84	17.46	16.10
Social Welfare Entities:
0‑10(1)	2.42	2.25	2.07
11‑20	4.71	4.37	4.03
21‑50	9.08	8.42	7.76
Above 50	9.43	8.74	8.06
Government entities that employ the Rational Use of Water Program (Programa de Uso Racional da Água – PURA), with reduction agreement:
0‑10(1)	3.63	3.37	3.11
11‑20	7.07	6.55	6.04
21‑50	13.60	12.61	11.63
Above 50	14.13	13.10	12.08

(1)        The minimum volume charged is for ten cubic meters per month.

In 2017, 2016 and 2015, the average tariff calculated for the Regional Systems was approximately 25% below the average tariff of the São Paulo metropolitan region.

On April 11, 2016, ARSESP issued Resolution No. 643/2016, which authorizes us to implement an 8.4478% tariff adjustment to our current tariffs, effective on May 12, 2016.

On October 10, 2017, ARSESP issued Resolution No. 753/2017, which authorizes us to implement a 7.8888% repositioning index to our current tariffs, effective on November 10, 2017.

On November 10, 2017, ARSESP approved the increase of the TRCF by 0.5%. This increase is reflected in customer bills in the municipalities regulated by ARSESP, pursuant to Paragraph 2 of Article 2 of ARSESP Resolution No. 406/2013. This fee was initially established by the State Complementary Law No. 1.025/2007.

Government Regulations Applicable to our Contracts

Basic sanitation services in Brazil are subject to extensive federal, state and local legislation and regulation that, among other matters, regulates:

•         the development of public‑private partnerships, or PPPs;

•         the need of a public bidding process for the appointment of water and sewage services providers via concession agreements;

•         the need of setting up an agreement for the appointment of public water and sewage services providers;

•         the joint management of public services through cooperation agreements, allowing for a program agreement without the need for a public bidding process for the service provider;

•         the planning, regulation and inspection of basic sanitation services prohibited by service providers;

•         minimum requirements for water and sewage services;

•         water usage;

•         water quality and environmental protection; and

•         governmental restrictions on the incurrence of debt applicable to state‑controlled companies.

PLANASA

In 1978, the operations of basic sanitation services, integrated to the National Plan of Basic Sanitation (Plano Nacional de Saneamento Básico), or “PLANASA”, were regulated by Law No. 6,528/1978, which regulated and supervised state sanitation companies, such as SABESP. SABESP was created under State Law No. 119/1973 as a mixed capital company to provide basic sanitation services in the state of São Paulo while also acknowledging the autonomy of the municipalities within the State.

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

Pursuant to Article 175 of the Brazilian Constitution, the rendering of public services, such as water and sewage services, is the responsibility of the applicable public authority.  However, any such public authority has the right to render these services directly or through a concession granted to a third party after a bidding process.

Additionally, Article 241 of the Brazilian Constitution establishes the legal regime for managing the rendering of public services among different federal, state and municipal government entities, including the total or partial transfer among these entities of fees, services, personnel and essential goods needed to render such public services. For example, such service can be rendered through a public consortium or a cooperation agreement under Federal Law No. 11,107 of April 6, 2005, also known as the Law on Public Consortia and Cooperation Agreements (Lei de Consórcios Públicos e Convênio de Cooperação), which, in turn, created a contract program which allowed for the waiver of the bidding process for companies like ours.

The Basic Sanitation Law

The Basic Sanitation Law No. 11,445/2007, or “The Basic Sanitation Law”, went into effect on January 5, 2007, effectively revoking and substituting the PLANASA model, establishing nationwide guidelines for basic sanitation and seeking to create the appropriate solutions for the provision of basic sanitation considering the particular conditions in each state and municipality.  The Basic Sanitation Law also sought to facilitate the cooperation between the state and municipalities in the rendering of public services.

The Basic Sanitation Law establishes the following guiding principles for the public service of basic sanitation:  universalization, integrality, efficiency and economic sustainability, transparency of actions, social control and integration of infrastructure and services with the management of water resources.  It does not define the ownership of the sanitation services, but establishes certain minimum liability thresholds, such as the development of local and regional sanitation plans, the need to create norms for the regulation and supervision of services, the creation of the entities responsible for such regulation and establishment of the rights and obligations of the users and of social control mechanisms, in addition to the principles listed below:

•        for public-private partnership contracts (or program contracts), public hearings must be held with respect to bid announcements;

•        the carrying out of technical and financial feasibility studies;

•        the holding of public hearings regarding concession bidding notices and contract drafts;

•        the rights and obligations of customers and service providers, including penalties, are determined by the owner of the public service, not by the regulatory agency (since its function is to ensure full compliance of legislative and contractual conditions);

•        the regulatory agency’s function is to ensure compliance with the law and with the contractual conditions;

•        the technical and financial viability of the provision of water and sewage services;

•        the interruption of the provision of sanitation services by the service provider in the event of a default of payment of the tariffs by the customer, among other reasons, provided that mimimum conditions for maintaining health are assured;

•        when parts of a regulated service are to be provided by different service providers, those providers must execute an agreement regulating their respective activities;

•        the definition of principles and guidelines which must be respected when securing public funds generated or operated by agencies or entities of the federal government;

•        the possibility of using subsidies as an instrument of social policy in order to ensure access to basic sanitation services to everyone, particularly for low‑income families; and

•        the obligation to adopt environmental criteria that include, among other measures, individual management of water consumption per habitation unit.

By establishing the principles listed above, the Basic Sanitation Law defines the laws and regulations under which a water and basic sanitation provider may provide its services to several regions controlled by different owners (i.e., one single provider serves two or more owners, for which there may be one plan for the combination of services).

The rules for implementation of the new principles and directives set forth in Federal Law No. 11,445/2007 are established by Federal Decree No. 7,217 / 2010, dated June 21, 2010; as amended by Federal Decree No. 8,211, dated March 21, 2014; Federal Decree No. 8,629, dated December 30, 2015; and Federal Decree No. 9.254, dated December 29, 2017.

In addition, the Basic Sanitation Law defines the rules for the delegation of the regulation, control and monitoring of sanitation services by the states and municipalities to contracted parties and the conditions for any such provision of public services. The Basic Sanitation Law also significantly amends Article 42 of the Federal Concessions Law No. 8,987/1995, which establishes the administrative proceedings necessary for the termination of concessions prior to the expiration date and the reversibility conditions for unamortized investments that create assets upon the termination of a concession.  The amendment to Article 42 establishes that when a concession is terminated prior to its expiration date, the service provider must be indemnified for unamortized investments that create assets, preferably through an amicable settlement between the parties defining the criteria for the calculation and payments of indemnity.

Furthermore, the Basic Sanitation Law also provides that the provision of sanitation services may be interrupted by the service provider, in the event of a default of payment of the tariffs by the customer, among other reasons.  The provision of sanitation services may only be interrupted after a written notice, and as long as minimum health requirements are met.

The Basic Sanitation Law defines the criteria for the reversal of assets at the time of termination of the water and sewage public service contract, which term also encompasses concession agreements such as those that have expired or are effective for an indefinite term, or those that were not formalized by an agreement.  In addition, the Basic Sanitation Law provides the criteria for calculating the amount of an indemnity due, which may be calculated by a specialized institution chosen by mutual agreement between the parties in a formal payment agreement.

Pursuant to the Basic Sanitation Law, the parties involved in a concession may enter into an agreement with respect to the payment of the indemnification due to the concessionaire.  However, in the absence of an agreement, the Basic Sanitation Law establishes that the indemnification must be paid in no more than four equal and successive annual installments, with the first installment payable by the last business day of the fiscal year in which the assets are reversed. The provision of public services will remain valid until the conclusion of any administrative measures undertaken by the entity responsible for such services.

According to the Basic Sanitation Law, the existing concession or water and sewage public service contract will remain in effect until the responsible public entity concludes the administrative proceedings necessary for termination.

The Basic Sanitation Law provides that our new water and sewage public service contracts must be planned, supervised and regulated by the municipalities together with the State under a new model of associated management that will allow for better control, supervision, transparency and efficiency in the provision of public services.

Contracts for the Provision of Essential Basic Sanitation Services in Brazil

In Brazil, there are three federal legal regimes for contracting water and sewage services:  (i) public concessions, regulated by Law No. 8,987/1995, which require a prior public bidding process; (ii) administration of public services through cooperation agreements between the federal government and local public authorities at State and municipal level without the need for a public bidding process, regulated by the Public Consortia and Cooperation Agreement Law No. 11,107/2005; and (iii)  PPPs regulated by Law No. 11,079/2004, used to grant concessions to private companies to provide public services and used in relation to construction works associated with the provision of public services.

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

The Constitution of the State of São Paulo provides that the State shall ensure the adequate provision and efficient administration of water and sewage services in the state territory by a company under its control, such as our company.

Our Concession Agreements

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

Concessions for providing water and sewage services are formalized by agreements executed between the state or municipality, as the case may be, and a concessionaire to which the performance of these services is granted in a given municipality or region.  Our concessions normally have a contractual term of up to 30 years.  However, our concessions in general can be revoked unilaterally at any time if certain standards of quality and safety are not met, in the event of default of the terms of the concession agreement, or due to changes in public interest since the concession was granted.

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

Pursuant to the Brazilian Constitution, in metropolitan regions, urban conurbations and microregions, the authority to develop public water and sewage systems is shared by the states and municipalities.  However, for municipalities which are not a part of the types of regions cited above (metropolitan regions, urban conurbations and microregions), the primary responsibility for providing water and sewage services to residents rests with the municipality.

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

We do not currently provide any basic sanitation services to municipalities through PPPs.

Agreements with Municipalities and Metropolitan Regions

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

Pursuant to the Brazilian Constitution, in metropolitan regions, urban conurbations and microregions, the authority to develop public water and sewage systems is shared by the states and municipalities.  However, for municipalities which are not a part of the types of regions cited above (metropolitan regions, urban conurbations and microregions), the primary responsibility for providing water and sewage services to residents rests with the municipality.

We provide basic sanitation services for municipalities, urban conurbations and metropolitan regions.  In these municipalities, operations are regionalized and contracts are structured considering the financial and economic conditions of the entire region.  The regulation including taxes, control and oversight are the responsibilities of ARSESP (LCE 1,025/2007 – Articles No. 6 and No. 10). With regard to local operations, the municipalities are responsible for providing basic sanitation services.  Thus, we operate through new contracts executed pursuant to a legal waiver of public tender under cooperation agreements between the state and municipalities which permit sharing the management of basic sanitation services.  With regard to metropolitan regions, we conduct our operations based on state legislation and contracts and make a note of any pending litigation addressing the delineation of responsibilities regarding basic sanitation services in municipalities, metropolitan regions, urban conurbations and microregions.

On March 6, 2013, the Brazilian Supreme Court decided a matter related to the shared management of basic sanitation services in the state of Rio de Janeiro, whose effects may impact other ongoing legal proceedings. In its decision, the court ruled that the state of Rio de Janeiro must establish new entity, owned by both the state of Rio de Janeiro and the relevant municipalities, to oversee the planning, regulation and auditing of basic sanitation services in its metropolitan region with the non-partisan participation of all the municipalities located in the metropolitan region; creating a requirement that the state and the municipalities must participate jointly in the shared management of public services.

However, this decision is not yet fully effective, and therefore does not yet alter the legislative framework regarding basic sanitation that is currently in effect for the State of São Paulo.

In January 2015, the Federal Government issued the Metropolitan Bylaws (Law No. 13,089/2015), amended by Provisional Measure No. 818 of January 11, 2018, establishing within the term of five years, counted from the date of the institution of the metropolitan region or urban cluster: (i) the general guidelines for the planning, management and performance of public initiatives in metropolitan regions and in urban clusters instituted by the states; (ii) the general planning standards for integrated urban development and other interfederal governance instruments; and (iii) the criteria to receive federal loans related to urban development. In addition, the Metropolitan Bylaws foresees mechanisms for integrated management and interfederal governance as well as the sharing of decisions by regional entities.

Despite the Brazilian Supreme Court’s March 6, 2013 decision and the Metropolitan Bylaws, some municipalities in metropolitan regions and urban clusters, including in metropolitan regions where we operate, have been conducting bidding processes for the concession of sanitation services without including shared management.

Establishment of ARSESP

On June 8, 2006, the State of São Paulo enacted Decree No. 50,868/2006, creating the Commission for the Regulation of Sanitation Service of the State of São Paulo (Comissão de Regulação do Serviço de Saneamento do Estado de São Paulo), or  “CORSANPA”, to regulate basic sanitation services.  CORSANPA was directly subordinated to the State Secretariat for Sanitation and Water Resources.  The main duty of CORSANPA was conducting studies for the creation of a regulatory agency for the basic sanitation industry and the presentation of legal and regulatory measures.

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

On August 5, 2009, the State of São Paulo enacted Decree No. 54,644/2009, which revoked Decree No. 50,868/2006 and regulated the composition, organization and operation of the State Sanitation Council (Conselho Estadual de Saneamento), or “CONESAN” created by Supplementary Law No. 7,750/1992.

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

For its services, ARSESP charges 0.50% of the annual total invoice from net operating revenue (excluding revenues relating to the construction of concession infrastructure) of the municipality.  This fee is collected from municipalities that have a signed program agreement with us and the municipalities located in the metropolitan regions.

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

Consumer Relations in the State of São Paulo

In 2011, ARSESP altered the standard contract that we are required to use in our relationships with retail customers.  This alteration requires that invoices be sent to the user of the service rather than the owner of the property connected to the public water supply and sewage systems.  Since 2011, we have implemented several measures and instituted new rules to update our client registry.  Currently, more than 90% of our water and sewage connections are billed to the user of our services, as foreseen under current regulations. Related to the collection of debt, we are also faced with the challenge of collecting customers’ taxpayer identification numbers, which are required to register for our services and are needed for the judicial collection of outstanding fees in the event of nonpayment. We continuously update our customers’ registration information, but we face difficulties in updating this information in areas with high concentrations of social vulnerability and noncompliance.

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

In 2013, in compliance with rules enacted by ARSESP, we established procedures for communicating scheduled interruptions in the provision of water services by developing the Communication of Scheduled Interruptions of Basic Sanitation, or “SISCIP-S”.

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

In April 2011, we created a specific department in our Financial, Economic and Investor Relations Office responsible for costs and tariffs, given the subject’s importance to the continuation of our business.  We also created a statutory Regulatory Affairs Committee.  The committee is composed of our Chief Executive Officer, our Chief Financial Officer and Investor Relations Officer, our Metropolitan Officer and our Regional Systems Officer and is responsible for defining the guidelines, strategies and regulatory recommendations for our Company and coordinating the work of the Regulatory Affairs Department. However, since March 2017, regulatory affairs matters have been handled in the weekly meetings of the Board of Directors. In our next annual shareholders’ meeting, to be held on April 27, 2018, a proposal to amend our bylaws in order to terminate the Regulatory Affairs Committee will be presented.

Our Current Concession Agreements

The current concessions are based on a standard form of agreement between us and the relevant municipality.  Each agreement received the prior approval of the legislative council of each municipality.  The assets comprising the existing municipal water and sewage systems are transferred from the municipality to us in order for us to provide the contracted services.  Until 1998, we acquired municipal concessions and the existing water and sewage assets in exchange for our common shares issued at book value.  Since 1998, we have acquired concessions and water and sewage assets by paying the municipality an amount equal to the present value of 30 years of estimated cash flows from the date of acquisition of the concession, assuming a discount of at least 12%.  For reference purposes, in 2011 ARSESP set the discount rate for our contracts at 8.06%and in October 2017 the discount rate was updated to 8.11% due to the Second Ordinary Tariff Revision.  See “—Tariffs”.

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

As of December 31, 2017, we provided water and sewage services to 368 municipalities.  The majority of these concessions have 30-year terms.  Due to court orders, we temporarily suspended our services in two other municipalities (Macatuba and Cajobi).  For more information, see “Item 8.A. Financial Statements and Other Financial Information—Legal Proceedings”.  Between January 1, 2007 and December 31, 2017, we entered into agreements with 287 municipalities (including our services agreement with the city of São Paulo) in accordance with the Basic Sanitation Law, of which six were entered into in 2017.  As of December 31, 2017, these 287 municipalities accounted for 81.7% of our gross operating revenues (including revenues relating to the construction of concession infrastructure).  In addition to the contracts that have 30-year terms, the municipalities entered into cooperation contracts with the State of São Paulo, delegating the regulation and monitoring of the provision of services to ARSESP.  As of December 31, 2017, 51 of our agreements or concessions had expired but we continued to provide water and sewage services to these municipalities and were in negotiations to execute program agreements to substitute the expired concessions.  From January 1, 2018 through 2030, 32 concessions will expire.

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

The receivables owed to us by Mauá, due to the termination of the concession, total R$85.9 million and have not been recognized in our financial statements due to the uncertainty of our ability to collect them as of December 31, 2017. Despite these developments, we currently supply water on a wholesale basis to Mauá.  In January 2016, the municipality of Mauá executed a Protocol of Intentions with us for the preparation of studies and evaluations aiming to resolve commercial relations and existing debts between the municipality and us.  However, the negotiations with Mauá ended June 2016. On April 19, 2018, we published a press release stating that we have been in contact with the municipality of Mauá regarding directly supplying water to four neighborhoods that have been affected by a water shortage, and that we will initiate formal discussions to engage in negotiations with the municipality.

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

On June 18, 2009, Municipal Law No. 14,934/2009 repealed Municipal Law 13,670/2003, which had assigned the responsibility for the city of São Paulo’s planning, regulating and supervising the provision of water supply and sewage collection services exclusively to the city of São Paulo. On June 23, 2010, the State and the city of São Paulo entered into a formal agreement with the purpose of sharing the planning of the provision of water supply and sewage collection services; delegating oversight and regulation, including tariff regulation, to ARSESP; and authorizing the maintenance of water supply and sewage collection services in the city of São Paulo for a 30-year term (renewable for the same period).

In January 2015, the Federal Government issued the Metropolitan Bylaws (Law No. 13,089/2015), amended by Provisional Measure No. 818 of January 11, 2018, establishing within the term of  five years, counted from the date of the institution of the metropolitan region or urban cluster:  (i) the general guidelines for the planning, management and performance of public interest initiatives in metropolitan regions and in urban clusters instituted by the states; (ii) the general planning standards for integrated urban development and other interfederal governance instruments; and (iii) the criteria to receive federal loans related to urban development.

On March 6, 2013, the Brazilian Supreme Court decided a matter related to the shared management of basic sanitation services in the state of Rio de Janeiro. In its decision, the court ruled that the state of Rio de Janeiro must establish a new entity, owned by both the state of Rio de Janeiro and the relevant municipalities, to oversee the planning, regulation and auditing of basic sanitation services in its metropolitan region with the non-partisan participation of all the municipalities located in the metropolitan region; creating a requirement that the state and the municipalities must participate jointly in the shared management of public services.

However, this decision is not yet fully effective, as a ruling on a motion for clarification is currently pending, and therefore does not yet alter the legislative framework regarding basic sanitation that is currently in effect for the State of São Paulo. The São Paulo metropolitan region (including the municipalities to which we provide water on a wholesale basis, but excluding the concession infrastructure construction revenue) accounted for 70.7% of our gross operating revenue from services in 2017.

The São Paulo metropolitan region accounted for 70.7% of our gross operating revenue in 2017 (excluding revenues relating to the construction of concession infrastructure) and including the formal agreement with the municipality of São Paulo.  We cannot predict how the shared management of these operations will be carried out in the São Paulo metropolitan region and other metropolitan regions we operate in or what effect it may have on our business, financial condition or results of operations.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business”.

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

The municipalities in which the hydrographic basins of the Piracicaba, Capivari and Jundiaí rivers are located created a consortium known as the Regulatory Agency of Sanitation Services for the Piracicaba, Capivari and Jundiaí River Basin (Agência Reguladora dos Serviços de Saneamento das Bacias dos Rios Piracicaba, Capivari e Jundiaí), or ARES-PCJ, in 2011 to regulate and supervise our activities in those areas, and for similar purposes, in November 2013 the Regulatory Agency of São Bernardo do Campo (AR/SBC) was created.  As a result of the creation of ARES/PCJ, we are currently involved in legal proceedings in which ARES/PCJ is claiming that it has jurisdiction over the regulation and supervision of our activities in three municipalities (Mombuca, Santa Maria da Serra and Aguas de São Pedro).  We cannot predict the outcome of this case or how it may impact our business.  See “Item 3.D. Risk Factors—Risks Relating to Our Business—Current regulatory uncertainty, especially with regard to implementation and interpretation of the Brazilian Basic Sanitation Law, may have an adverse effect on our business”.

The Recent Water Crisis

Prior to 2014, we planned our supply of water to the São Paulo metropolitan region based on the water supply during the driest period on record, which was from 1953 to 1954.  However, water inflow to the Cantareira reservoirs throughout 2014 and most of 2015 was less than half the inflow recorded in 1953, the previous most critical year.  Consequently, the volume of water stored in the reservoirs in 2014 and 2015 declined significantly until September 2015, when the reservoirs once again held more water than 12 months previously for the first time since the beginning of the water crisis.  In the rainy season from October 2015 to March 2016 rainfall returned to historical averages and water levels in the reservoirs that provide water to the São Paulo metropolitan region, our largest market, increased. With the return of the rainfall to its historical average and the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region at normal levels, the measures taken during the water crisis to continue services to consumers were gradually discontinued. At December 31, 2017, the reservoirs in the São Paulo metropolitan region contained 916.8 million m3 of water storage for treatment, compared to 951.1 million m3 available for treatment as of December 31, 2016 not including the technical reserve of 287.5 million m³. The average monthly water production in 2017 for the São Paulo metropolitan region was 60.6 cubic meters per second, or m³/s, compared to 58.5 m³/s in 2016 and 52.0 m³/s in 2015.

For more information on the water production systems which we use to produce water for the São Paulo metropolitan region, see “Item 4.B. Business Overview—Description of Our Activities—Water Operations—Water Resources”.

Cantareira System

The Cantareira System is located in the northern area of the São Paulo metropolitan region.  It uses water extracted from the PCJ River Basin and the Juqueri River Basin and consists of six reservoirs interconnected by a complex water network of tunnels and pipes, located along the municipalities of São Paulo, Mairiporã, Nazaré Paulista, Piracaia, Vargem, and Joanópolis.  The latter two are located on the border of the state of Minas Gerais, approximately 100 kilometers from the city of São Paulo.  Gravity forces the flow of water from one reservoir to another, and once the water reaches the Paiva Castro reservoir, located in the Juqueri River Basin, it is pumped to the Guaraú water treatment plant.

Prior to February 2014 and the water crisis, this system supplied water to approximately 8.9 million people, with an average extraction of up to 33 m³/s to serve the São Paulo metropolitan region. After the water crisis, when conditions returned to normal levels, this system supplies water to approximately 7.8 million people, with an annual average extraction of up to 25.1m³/s in 2017 in order to serve the São Paulo metropolitan region. The volume of water that may be extracted from the Cantareira System is now based on the volume of water available in the reservoirs.  A minimum of 10 m³/s of water may be released to serve the metropolitan region of Campinas and Jundiaí, which is located downstream from the reservoirs. This flow is defined in Joint Resolution nº 926/2017 and 925/2017, both dated May 29, 2017.

Water Inflow to the Cantareira System

During the October 2013 – March 2014 rainy season rainfall and water inflow levels into the reservoirs reached the lowest stream flow measurements in over 80 years.  This drought persisted in the rainy season between October 2014 and March 2015.  During the October 2015 – March 2016 and during the October 2016 – March 2017 rainy season, the level of rainfall in the region returned to the normal levels expected for the period and water inflow levels consequently improved. With the return of the rainfall to its historical average, the measures taken during the water crisis to continue services to consumers were gradually discontinued.

The table below sets forth water inflow (volume of water that flows into the reservoirs or natural inflow from the river basin), showing:  (i) historical average and minimum flows; (ii) 1953, previously the driest year on record; (iii) inflow during the 2013-2014, 2014-2015 and 2015-2016 hydrological years; (iv) inflow during the 2016-2017 hydrological year; and (v) inflow during the 2017-2018 hydrological year (through March 2018).

	For the month of
	Oct.	Nov.	Dec.	Jan.	Feb.	March	April	May	June	July	Aug.	Sep.
	(in m³/s)
Water Inflow
Historical Average	30.6	35.0	53.1	70.9	73.9	66.9	48.4	38.4	35.3	28.8	24.5	25.6
Historical Minimum	14.0	14.0	21.8	26.9	27.6	28.1	24.7	19.9	16.5	13.9	12.0	11.8
Drought of 1953	17.5	26.0	31.5	26.9	34.5	29.8	34.6	23.8	20.7	17.6	16.3	16.2
2013/14	25.1	22.1	22.5	15.4	10.5	18.9	17.2	10.1	10.0	6.4	8.2	9.0
2014/15	5.2	8.8	16.0	11.5	40.7	42.6	18.1	14.0	16.2	11.3	5.8	18.3
2015/16	14.8	27.1	52.3	73.8	49.6	69.8	24.1	25.0	62.9	19.4	19.3	14.9
2016/17	24.2	29.5	30.2	76.0	36.4	36.9	24.3	33.8	22.6	13.9	14.9	9.0
2017/18	13.7	23.0	18.8	57.4	35.8	33.2

As a result of the drought and low water volume in the Cantareira System, DAEE and ANA regulated the volume of water we were permitted to extract from this system from March 2014 to May 2017. However, in May 2017, the water right that regulates the volume of water that may be extracted from the Cantareira System, the main water system we use to serve the São Paulo metropolitan region, based on the volume of water available in the reservoirs was renewed. Under the new terms, the water we are permitted to draw from the system is divided into five tranches:  (i) if the volume of water available is higher than 60% of the reservoirs’ capacity, we can draw up to 33m3/s; (ii) if the volume of water is between 40% and 60% of the reservoirs’ capacity, we can draw up to 31m3/s; (iii) if the volume of water is between 30% and 40% of the reservoirs’ capacity, we can draw up to 27m3/s; (iv) if the volume of water is between 20% and 30% of the reservoirs’ capacity, we can draw up to 23m3/s; and (v) if the volume of water available is lower than 20% of the reservoirs’ capacity, we can draw up to 15.5m3/s.

As of December 31, 2017, the reservoirs in the São Paulo metropolitan region, where our largest market is located, contained 916.8 million m3 of water storage for treatment, compared to 951.1 million m3 available for treatment as of December 31, 2016. These figures do not include the Cantareira System’s technical reserve of 287.5 million m³.

The following table shows the volume of water stored in the systems that serve the São Paulo metropolitan region as of December 2015, March 2016, December 2016, March 2017, December 2017 and March 2018 at the end of the rainy season:

		For the month
	March 2018	December 2017	March 2017	December 2016	March 2016	December 2015	Total Storage Capacity

Cantareira	532.3	405.23	931.96	740.06	641.90	290.69	1,269.5(1)(2)
Guarapiranga	141.4	101.61	135.40	123.62	150.01	147.12	171.19
Rio Grande	97.2	92.20	98.95	99.31	108.41	106.18	112.18
Rio Claro	13.9	10.08	13.98	11.30	14.02	9.71	13.67
Alto Tietê	362.8	294.76	314.60	248.08	247.94	135.55	573.81
Cotia	15.2	12.94	16.39	16.20	16.53	14.20	16.50

(1)        The Cantareira system’s total storage capacity is 982.0 million m³ available above the water intake level, plus 287.5 million m³ below the water intake level (known as the “technical reserve”).

(2)        Amounts included since the May 2017 water right renewal do not include the water from the Cantareira System’s technical reserve, which is water stored below the water intake level. For more information, see “—Extracting Water from the Technical Reserve”.

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

The rain levels and water inflows into the reservoirs that supply the metropolitan region of São Paulo during the October 2017-March 2018 rainy season were below the historical average. However, when taking into account accumulated volume, the completion of the São Lourenço Project and the Jaguarí-Atibainha interconnection, and the lower level of water production due to the reduction in demand after the water crisis, we believe that in terms of water security, the Metropolitan Region is prepared to face situations of similar magnitude as those observed in 2014 and 2015.

Using Water from Other Production Systems to Serve Consumers Originally Supplied by the Cantareira System

The Cantareira System is part of the Integrated Water Supply System (Sistema Integrado de Abastecimento de Água), or SIM, of the São Paulo metropolitan region together with another seven production systems that are interconnected through a system of large water mains known as the Metropolitan Water Main System (Sistema Adutor Metropolitano), or SAM.  The SAM transports treated water to regional reservoirs.  From there, treated water is distributed to the population through distribution networks.  This system serves approximately 20 million people.

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

The Guarapiranga System, with a storage capacity of 171 billion liters, maintained favorable levels of water availability for the duration of the drought and was the system that supplied most water during the water crisis, serving an additional 1.4 million people in the south and southeast regions of the city of São Paulo who had previously been served by the Cantareira System.  As a result, the number of people served by the Guarapiranga System increased from 3.8 million before the water crisis to 5.2 million during the crisis.  As of December 31, 2017, the Guarapiranga System served a population of 4.4 million people.

Throughout 2014 and 2015, with the adoption of these measures, almost three million people who used to be served by the Cantareira System began to be served by other systems.  As of December 31, 2017, the Cantareira System served 7.8 million people, compared to 8.9 million people before the drought.

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

Adjusting the Volume of Treated Water Sold to Municipalities that Operate their own Distribution Network

One of the measures adopted to offset the decreased volume of water extracted from the Cantareira System was to reduce the volume of water transferred to municipalities located in the area covered by the Cantareira System that we serve on a wholesale basis.  The volume of water transferred was reduced by almost 2 m³/s during the water crisis.  As the situation improved, the volume of water provided to these municipalities was restored.

Extracting Water from the Technical Reserve

When our simulations indicated that the working volume of the Cantareira System would be depleted before the following rainy season, we obtained an authorization from ANA and DAEE to use part of the water from the Cantareira System’s technical reserve, which is water stored below the water intake level.

Water from the technical reserve had never been used before.  As a result, we built dams, water lines, water pipe facilities, and floating pumps to extract this water.  We began using the first layer of the technical reserve, totaling 187 billion liters of water, in mid-May 2014, and the second layer, totaling 105 billion liters of water, at the end of October 2014.  With the return of normal rainfall in the October 2015 – March 2016 rainy season, the technical reserve was fully restored in December 2015. We have reserved the right to access the technical reserve in our operational contingency plan in case this action becomes necessary again in the future.

Emergency Projects and Projects Implemented to Meet the Water Demand of the São Paulo Metropolitan Region

In addition to the measures discussed above, we made and continue to make short and medium-term investments in projects to increase water availability, transfer water between different reservoir systems and expand water treatment production capacity.

Our production of treated water was expanded by 8.6 m³/s with the completion of the São Lourenço Project. In addition, an additional 13 m³/s was made available to our reservoirs through interconnections to other reservoirs in the state of São Paulo, which will be available to us if reservoirs levels once again become low. Completion of these projects results in improved water security for the SIM.

The main projects include:

•

Alto Tietê System – transfer of an additional 1 m³/s from the Guaió River to the Taiaçupeba reservoir, in order to recover the reserve volume of the Alto Tiête System.  This project was concluded in June 2015.

•	Alto Tietê System – transfer of additional up to 4.0 m³/s from Rio Grande - Billings reservoirs to the Alto Tietê System. This project was concluded in September 2015.
•

Guarapiranga System – transfer of an additional 1 m³/s of which results from the expansion of the transfer capacity of the Billings reservoir to the Guarapiranga reservoir. This project was concluded in December 2015.

•

Interconnection of the Jaguari and Atibainha reservoirs – the purpose of this project is to recover water levels and increase the water security of the Cantareira System.  The interconnection increases water availability in the Cantareira System by 5.13 m³/s (annual average) to 8.5 m³/s (maximum) by transferring water from the Jaguari reservoir to the Atibainha reservoir.  Construction of the interconnection began in February 2016 and was completed in March 2018. Upon completion of construction, we began transferring water from the Jaguari reservoir (part of the Paraíba do Sul Basin) to the Atibainha reservoir (part of the PCJ River Basin). For more information, see “Item 4.A. History and Development of the Company—Capital Expenditures Program”.

•

Alto Tietê System – transfer of an additional average 1.9 m³/s and up to 2.5 m³/s from the Itapanhaú river to the Biritiba reservoir, providing more volume to the Alto Tietê System.  This project is currently under development and is expected to be concluded in 2019.

•

Implementation of the São Lourenço Production System – this project was commenced in April 2014 and was completed in April 2018. Upon completion in April 2018, pre-operation commenced.  This system has an average water treatment capacity of 6.4 m3/s.  For more information, see “Item 4.A. History and Development of the Company—Capital Expenditures Program”.

The Drought Committee

On February 3, 2015, the State approved Decree No. 61,111, which established  the Drought Committee for the São Paulo metropolitan region (Comitê de Crise Hídrica no Âmbito da Região Metropolitana de São Paulo), or Drought Committee, as coordinated by the State Department for Sanitation and Water Resources (Secretaria de Saneamento e Recursos Hídricos). The Drought Committee holds meetings when necessary.

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

Marketing Channels

As of December 31, 2017, we were the concessionaire for the provision of water supply and collection, treatment and disposal of sewage services directly to end consumers for 368 municipalities in the state of São Paulo.  We also supply water on a wholesale basis to five municipalities located in the São Paulo metropolitan region.  It is the responsibility of these municipalities to then distribute the water to end consumers.  We provide sewage services to four of these municipalities.  Because of our distribution infrastructure, end consumers to whom we offer water services on a wholesale basis cannot alternatively acquire such services directly from us.  For more information on service concessions, see ”—Wholesale Operations”.

Energy Consumption

Energy is essential to our operations, and as a result we are one of the largest users of energy in the state of São Paulo.  In the year ended December 31, 2017, we used approximately 1.79% of the total energy consumption in the state of São Paulo.  To date, we have not experienced any major disruptions in energy supply.  Any significant disruption of energy to us could have a material adverse effect on our business, financial condition, results of operations or prospects.  Energy prices have a significant impact on our results of operations.  In 2017, we purchased approximately 54% of our total energy consumption in the “free market,” where we can more efficiently negotiate the supply of energy; and the remainder of our energy consumption comes from the Regulated Market. This allowed us to save approximately R$158 million in 2017, compared to what we expect we would have spent if we purchased all of our total energy consumption in the Regulated Market.

Most of the energy produced in Brazil comes from hydroelectric power plants. For more information on energy, see “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to risks associated with the provision of water and sewage services”.

Insurance

We maintain insurance covering, among other things, fire or other damage to our property and office buildings and third‑party liability.  We also maintain insurance coverage for directors’ and officers’ liability (D&O insurance).  We currently obtain our insurance policies by means of public bids involving major Brazilian and international insurance companies that operate in Brazil.  As of December 31, 2017, we had paid a total aggregate amount of R$4.7 million in premiums.  In addition, we paid R$1.6 million for a D&O insurance policy, covering R$3.7 billion in assets, third‑party liabilities and D&O insurance.  We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption of our activities.  In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers and for environmental related liabilities and damages.  We believe that we maintain insurance at levels customary in Brazil for our type of business.

Intellectual Property

Trademarks

We have secured registration of our logo and composite trademark (“Sabesp”) at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI. In addition, we have registered with the INPI several other trademarks, such as: “Sabesp Soluções Ambientais”, “Projeto Tietê”, “Programa Córrego Limpo”, “Programa Onda Limpa”, “Prol – Programa de Reciclagem do Óleo de Fritura”, “Revista DAE”, “Ligação Sabesp”, “Agente da Gente – Sabesp na Comunidade”, “PURA – Programa de Uso Racional da Água”, “Sabesp Inteligência Ambiental”, “Reúso de Água”, “Uso Racional da Água”, “Parque da Integração”, “Sabesp Semana do Meio Ambiente”, “Água Sabesp Aquífero Guarani”, “Água Sabesp Estação Cantareira”, “Contrato de Fidelização Sabesp”, “Esgoto não Domésticos Sabesp”, “PEA – Programa de Educação Ambiental – Sabesp”, “Sabesp Abraço Verde”, “Água de Reúso Sabesp”, “Eu Sou Guardião das Águas Sabesp Eu Não Desperdiço”, “Calculadora de Sonhos”, “Parque Sabesp Mooca”, “Parque Sabesp Butantã”, “Parque Sabesp Cangaíba” and “Clubinho Sabesp”, which is a tool for environmental education directed to children through our website, and of its characters:  “SuperH2O”, “Gota Borralheira”, “Gotucho”, “Ratantan”, “Dr. Gastão”, “Cauã”, “Denis”, “Gabi”, “Iara”, “Sayuri”, and “Cadu”.

We have also filed applications with the INPI for registration of the following trademarks: “Signos Sistema de Informação Geográfica no Saneamento”, “Acertando suas contas com a Sabesp”, “Sistema de Suporte a Decisões Sabesp” and “Programa Água Legal Sabesp”.

Patents

We have a patent granted by the INPI for a device for the removal of supernatants during the sewage treatment process. Our patent for a constructive device in a building hydraulic simulator used for didactic purposes has expired and therefore, the rights associated with such patent have fallen into the public domain.  We have also filed patent requests for the following additional devices:

•         a biofilter odor control unit;

•         rotary devices used to clean water reservoirs transported by trucks with high-pressure hydrojetting systems;

•         a digital leakage detection system;

•         a chemical composition sensor, its fabrication process and use to measure pH in microfluid systems; and

•         a bubble removal system, autonomous microlaboratory and use of autonomous microlaboratory to monitor water quality.

We are currently awaiting responses to our patent requests from the INPI.  While the requests are under consideration, we are granted the exclusive right to use these devices.

Software

We have adopted an internal policy that provides for an active and effective audit and prevention of unauthorized software.  We have acquired the software licenses for all our workstations.

We have also developed certain computer programs for management and control of water and sewage treatment facilities, as well as for third‑party services management, called “AQUALOG” (Control Water Treatment Plants), “SGL” (Bid Management System), “SCORPION” (Software to Operational Control), “Electronic Price Quotation”, “PREGÃO SABESP ONLINE”, “SISDOC” (Document Control System), “system for analyzing the metrological behavior of water meters”, “MPLT” (Standardized Model of Technical Report), “SGH” (Hydrometry Management System), “SAI” (Audit Information System), “CSI” (Business System: Information Services), “NETCONTROL” (Automation System of Sanitary Control Laboratories), “SACE” (External Commercial Service System), “SAN” (Navigation Support System), “online software for managing specific articles published in the DAE magazine”,  “Dashboard panel”, “COP” (Online Control of Water Losses), “GEL” (Power Management System), “CADGEO”, “LIGGEO”, “Intellectual Property Management System”, “SOE” (Business Organization System) and “Application for Predicting the Concentration of Cyanobacteria through Artificial Intelligence”.

Among them, we highlight:

•         AQUALOG is a software designed to monitor water treatment through the employment of artificial intelligence.  In 2001, we completed the first rendering of services based on the AQUALOG software to a third party with the automation of a water treatment plant in the city of Jaguará do Sul, State of Santa Catarina.  We have entered into an agreement to license the software to Sanesul, in the state of Mato Grosso do Sul and to Teuto’s drugs factory, in the city of Anapólis, state of Goiás.

•         SGL is an electronic price quotation system that allows us to view and control all bid and acquisition proceedings in real time.

•         CADGEO and LIGGEO are computer programs used to locate the water and sewage infrastructure in times of installation, maintenance or expansion in real time via satellite.

•        “Application for Predicting the Concentration of Cyanobacteria through Artificial Intelligence”, is an application that was developed as a result of a joint research project by us, the São Paulo State Foundation for Research Support (Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP) and the Federal University of São Paulo – UNIFESP.

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

We have the following ongoing environmental management programs:

•         development of the Corporate Greenhouse Gas Management Program (Programa Corporativo de Gestão de Emissões de Gases de Efeito Estufa), in line with the guidelines from the São Paulo State Climate Change Policy (PEMC), including the preparation of inventories of greenhouse gases, totaling 10 inventories concluded since 2007;

•         continuation of the actions set forth in the corporate programs for obtaining and maintaining environmental licenses and grants for the right to use water;

•         the Environmental Education Program (PEA-SABESP), an important tool for the effectiveness of our sanitation activities, which propitiates connections with the communities we service through over a hundred environmental education projects.  The activities developed by the PEA are organized with the following objectives:  increment the intrinsic value of water; protect the environment; preserve the streams; improve the quality of the environment; valorize sanitation activities; valorize the conscious use of water; direct capacitation and production of guiding material;

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

•         the SABESP 3‑Rs Program (Programa SABESP 3Rs) for the reduction, re‑use and recycling of waste from administrative activities, in partnership with waste and recycling collecting cooperatives and which includes employee training enabling them to act as multipliers in the roll-out of the program;

•         the progressive implementation and maintenance of the Environmental Management System (EMS) in our water and sewage treatment plants.  The EMS is currently in place in 177 treatment plants, 35 of which are ISO 14001 certified.  There are perspectives of implementing the EMS in all stations by 2024, whereby the scope of 14001 certification may be expanded according to the strategy of the Business Units, which scope is evaluated annually by means of external audits. Since 2015, we have been working on the EMS with a mixed model, whereby the ISO 14001 standard is applied to the certified scope, while the other stations adopt their own environmental management model (named SGA-SABESP); and

•         in the development of our activities related to the execution of works and interventions, we go through a process of obtaining permits and environmental licenses, according to the current legislation. As a result of these processes, we undertake environmental compensation commitments. In order to meet our current and future obligations, we developed and are implementing a program that includes the planting and the maintenance of 1 million seedlings in the next ten years. The work has already started and is included within the context of the “Programa Nascentes” of the Government of the State of São Paulo. Currently, 213 thousand seedlings have already been planted and are being maintained in the Cantareira System and in the surrounding area of the Cachoeira Reservoir. The planting and maintenance of another 168 thousand seedlings has already been contracted for in the municipalities of Igaratá and Mirante do Paranapanema. We are also in the process of contracting, planting and maintaining another 350 thousand seedlings in the Cantareira System, further expanding forest coverage in the area.

In addition to corporate environmental management initiatives, we have several projects and initiatives underway to benefit the environment by engaging the population at large.  In 2017, we invested R$19.9 million in environmental programs and projects directly concerned with the development and implementation of corporative environmental management programs as well as the Program for Rational Use of Water (Programa de Uso Racional da Água – PURA), among other environmental initiatives with a local scope executed by our Business Units.

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

In 2017, we concluded the corporate inventory of greenhouse gases for 2016, thus totaling ten inventories since 2007. We noted that the trend observed in the previous inventories persists, specifically that activities regarding sewage collection and treatment remain our largest sources of greenhouse gas release, representing approximately 89% of total greenhouse gas release.  Electric energy represents approximately 9% and other activities represent approximately 2%.

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

On June 30, 2016, Federal Law No. 13,303/16 came into force in Brazil.  This law sets new corporate governance standards for Brazilian government-owned and mixed capital companies like our company, as well as their subsidiaries.  Federal Law No. 13,303/16 also sets new rules that these companies must follow in public bidding procedures and when contracting third parties. We are working to implement the requirements of this federal law and expect to conclude the implementation process by June 30, 2018.

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

Among other instruments established by the State Water Policy, Law No. 7,663 of December 30, 1991, the competent public authority grants for the right to use water for the implementation of any enterprise that demands the use of surface or underground water resources (for water collection and release of effluents), as well as for the execution of services that alter the regime or quality of such water resources.  In the case of rivers under the federal government’s domain (rivers crossing more than one state), ANA is the public authority which grants the authorization.  With respect to the rivers under a state’s domain, the applicable state authority has jurisdiction to grant the right of use.  In the state of São Paulo, DAEE is the public authority responsible for granting such authorizations.

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

Charging for the use of water is under gradual implementation by the State of São Paulo, where the largest individual contributors are located, and it is a management tool of the Policy on Water Resources to promote the rational use of water and finance programs and actions established by the basin plans.  In 2017, we paid approximately R$60.8 million for the use of water resources.

Charging for the use of water from rivers of federal domain began in 2003 in the Paraíba do Sul basin, and charging for the use of water from rivers of state domain began in 2007 in the Paraíba do Sul, Piracicaba, Capivari and Jundiaí basins.  Subsequently, charges were implemented for the use of water from the Sorocaba, Baixo Tietê, Médio Tietê and Baixada Santista river basins.  In 2014, charges were implemented for the use of water from the Alto Tietê river basin, and in 2016, from the Tietê / Batalha, Tietê / Jacaré and Ribeira de Iguape river basins. In 2017, charges were implemented for the use of water from the Sapucaí Mirim/Grande, Baixo Pardo/Grade, Mogi Guaçu and Pardo river basins.  It is probable that the same will occur in 2018 in the other river basins of the State of São Paulo.

Water Quality

Attachment XX of the Consolidation Administrative Rule No. 5 from September 28, 2017, issued by the Ministry of Health of the federal government, provides the standards for potable water for human consumption in Brazil.  This rule is similar to the U.S. Safe Drinking Water Act and the regulations enacted by the U.S. Environmental Protection Agency, which establishes rules for sampling and limits related to substances that are potentially hazardous to human health.

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

Environmental Regulation

The implementation and operation of water and sewage systems are subject to strict federal, state and municipal laws and regulations on environmental and water‑resource protection.  The National Environmental Council (Conselho Nacional de Meio Ambiente), or the CONAMA, is the federal agency responsible for the regulation of potentially polluting activities.  In the state of São Paulo, CETESB is the governmental entity responsible for the control, supervision, monitoring and licensing of polluting activities, pursuant to State Law No. 997/1976 and State Law No. 13,542/2009.

The control and environmental planning instruments are defined by several legal instruments, such as State Law No. 997/1976, which regulates environmental pollution control; CONAMA Resolution No. 05/1988, which requires  licensing of sanitation projects that cause significant alterations to the environment; Complementary Law No. 140/2011 CONAMA Resolution No. 237/1997, which regulates (i) environmental licenses; (ii) federal, state and local jurisdiction over environmental issues; (iii) the list of activities subject to licensing; and (iv) environmental impact studies and reports; State Decree No. 8,468/1976, State Decree No. 47,400/2002 and related articles from State Law No. 9,509/1997 regarding environmental licensing; State Decree No. 8,468/1976, CONAMA Resolution No. 357/2005, which establish standards of quality for receiving bodies of water; State Decree No. 8,468/1976 and CONAMA Resolution No. 430/2011 which establish the standards for discharge of effluents; and DAAE Ordinance No. 1,630/2017 and ANA Resolution No. 1,941/2017, which regulate the concession of grants for the right to use water and interfere in water resources on the State and federal level, respectively.

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

We have a multi-annual corporate program to obtain and maintain the environmental licenses for our water treatment plants, sewage treatment plants and sewage pumping stations in order to comply with environmental regulations.

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

The CETESB is authorized under State law to monitor discharges of effluents into the water bodies, among other things.  The CETESB also issues the environmental licenses to the polluting sources, including sewage treatment plants.  For more information, see “—Environmental Matters”.

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

D.      Property, Plant, Equipment and Intangible Assets

Our principal property, plant and equipment comprise administrative facilities which are stated at historical costs less depreciation.  The reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water transmission lines, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections are recorded as intangible assets (concession assets).  As of December 31, 2017, we operated through 74,396 kilometers of water pipes and water transmission lines and 50,991 kilometers of sewer lines.  As of the same date, we operated 240 water treatment facilities and 557 sewage treatment facilities (including nine ocean outfalls), as well as 16 water quality control laboratories.

As of December 31, 2017, the total net book value of our property, plant and equipment and intangible assets (including concession assets) was R$33,721.2 million.

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

A.      Operating and Financial Review and Prospects

Overview

As of December 31, 2017, we operated water and sewage systems in the state of São Paulo, including in the city of São Paulo, Brazil’s largest city.  Our operations extended into a total of 368 municipalities, or 57% of all municipalities in the state.  We also provided water services on a wholesale basis to five municipalities located in the São Paulo metropolitan region in which we did not operate water distribution systems.

The São Paulo metropolitan region, which includes the city of São Paulo, is our most important service region.  With a total population of approximately 20.8  million, the São Paulo metropolitan region accounted for 70.7%, 69.7% and 67.3% of our gross operating revenue in 2017, 2016 and 2015 (excluding revenues relating to the construction of concession infrastructure), respectively.  As of December 31, 2017, 64.5% of the concession intangible assets reflected on our balance sheet were located in this region.  In an effort to respond to demand in the São Paulo metropolitan region, we have concentrated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region.  Our capital expenditure program is our most significant liquidity and capital resource requirement.

Factors Affecting Our Results of Operations

Our results of operations and financial condition are generally affected by our ability to raise tariffs, control costs and improve productivity, general economic conditions in Brazil and abroad, and extreme weather events.

In 2015, our business was significantly affected by the most severe drought recorded in our service area in over 80 years. During the rainy season that began in October 2015 and ended in March 2016, rainfall returned to its historical average, resulting in the level of water in the reservoirs that provide water to the population of the São Paulo metropolitan region returned to normal and the measures taken during the water crisis to continue to services consumers were gradually discontinued.  However, heightened public awareness of the need to conserve water during the crisis resulted in our customers adopting lower water consumption practices during the water crisis and these practices have been partially integrated into our consumers’ daily habits.  Another probable factor of the reduction of consumption during 2016 is the contraction of the Brazilian economy, which may have resulted in lower consumption of water by industry and other businesses. In 2017, consumption levels largely recovered in the residential category, while consumption in the industrial category continued to decline mainly due to the low level of growth in the Brazilian economy. As a result of this new behavior, despite our reservoirs having a higher volume of water available for treatment, the volume of water billed to our clients has not returned to the 2013 pre-water crisis levels.

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

Readjustment of our tariffs continues to be set annually and depend on the parameters established by the Basic Sanitation Law and ARSESP.  The guidelines also establish procedural steps and the terms for annual adjustments.  The annual adjustments must be announced 30 days prior to the effective date of the new tariffs.  See “4.B. Business Overview—Tariffs”.

The following table sets forth, for the years indicated, the percentage increase of our tariffs, as compared to three inflation indexes:

	Year ended December 31,
	2017	2016	2015
Increase in average tariff(1)	7.89%	8.45%	15.24%
Inflation – IPC – FIPE	2.27%	6.54%	11.07%
Inflation – IPCA	2.95%	6.29%	10.67%
Inflation – IGP‑M	(0.52)%	7.17%	10.54%

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

In 2016, Brazilian GDP decreased 3.6% in comparison with 2015.  Brazil’s trade surplus in 2016 was US$47.7 billion, the highest surplus recorded since the start of the historical series in 1989 and at year-end the country had US$372.2 billion in currency reserves.  The average unemployment rate in Brazil in 2016 was 11.5%.

In 2017, Brazilian GDP increased 1% in comparison with 2016. Brazil’s trade surplus in 2017 was US$67 billion and at year-end the country had US$381.9 billion in currency reserves. The average unemployment rate in Brazil in 2017 was 12.7%, the highest rate ever recorded by IBGE.

Interest Rates

As a political monetary instrument of the federal government, the SELIC rate influences the behavior of other interest rates in the country, including the rates related indebtedness denominated in local currency.  In 2011, until the month of August, the Central Bank continued increasing the SELIC rate, reaching 12.50% in July.  In the month of August, the Central Bank started decreasing the SELIC, closing 2011 at 11.00%.  This downward trend was maintained in 2012, with the SELIC rate closing the year of 2012 at 7.25%.  In 2013, the SELIC rate was kept at 7.25% until April, after which the Central Bank started to gradually raise it.  The SELIC rate was 11.65% at December 31, 2014 and increased to 14.15% at December 31, 2015.  The SELIC rate increased to 13.65% at December 31, 2016. A series of rate reductions in 2017, brought the SELIC rate down to 6.90% as of December 7, 2017, where it remained at year-end 2017.

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

Inflation adjustments derive from collections from or payment to third parties, as contractually required by law or court decision, and are recognized on an accrual basis.  Inflation adjustments included in these agreements and decisions are not considered embedded derivatives, since they are deemed as inflation adjustments for us.  See Notes 3.20, 5.1 and 28 of the financial statements for the impacts of inflation adjustments on our financial performance and debt.

Currency Exchange Rates

We had total foreign currency‑denominated indebtedness of R$5,672.8 million as of December 31, 2017, of which R$547.4 million relates to the current portion of our long-term foreign currency‑denominated obligations.  In the event of significant devaluations of the real in relation to the U.S. dollar or other currencies, the cost of servicing our foreign currency‑denominated obligations would increase as measured in reais, particularly as our tariff and other revenue is based solely in reais.  In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. In 2015, the 47.01% depreciation of the real against the dollar and the 45.95% depreciation of the real against the yen led to a foreign exchange loss of R$1,992.0 million.  In 2016, the 16.54% appreciation of the real against the U.S. dollar and the 13.89% appreciation of the real against the yen led to a foreign exchange gain of R$1,090.5 million. In 2017, the 1.50% depreciation of the real against the dollar and the 5.38% depreciation of the real against the yen led to a foreign exchange loss of R$96.3 million. However, since most of our debt denominated in foreign currencies is long-term debt with a long amortization schedule, a devaluation of the real would principally impact cash flows regarding the current portion of our long-term debt.

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

The following table shows the fluctuation of the real against the U.S. dollar, the period‑end exchange rates and the average exchange rates as of or for the years indicated:

	Year ended December 31,
	2017	2016	2015
	(in reais, except percentages)
Depreciation (appreciation) of the real versus U.S. dollar(1)	1.50%	(16.54)%	47.0%
Period‑end exchange rate – US$1.00	3.3080	3.2591	3.9048
Average exchange rate – US$1.00(2)	3.1925	3.3523	3.3387

(1)        Represents the comparison with period-end exchange rate. Source:  Central Bank.

(2)        Represents the average for period indicated.

The following table shows the fluctuation of the real against the yen, the period‑end exchange rates and the average exchange rates as of or for the years indicated:

	Year ended December 31,
	2017	2016	2015
	(in reais, except percentages)
Depreciation (appreciation) of the real versus yen(1)	5.38%	(13.89)%	46.0%
Period‑end exchange rate – ¥1.00	0.0294	0.0279	0.0324
Average exchange rate – ¥1.0(2)	0.0291	0.0289	0.0276

(1)        Represents the comparison with period-end exchange rate.  Source:  Central Bank.

(2)        Represents the average for period indicated.

During the years ended December 31, 2017, 2016 and 2015 we had no forward exchange transactions.

For further information on exchange rates, see “Item 3.D. Risk Factors—Risks Relating to Brazil—The devaluation of the real to foreign currencies may adversely affect us and the market price of our common shares or ADSs” and “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing—Financial Covenants”.

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

As of December 31, 2017, the reservoirs in the São Paulo metropolitan region, where our largest market is located, contained 916.8 million m3 of water storage for treatment, compared to 951.1 million m3 available for treatment as of December 31, 2016.  The measurements for these years do not include the technical reserve of 287.5 million m³.  In December 2017, this system served 7.8 million residents, compared to 8.9 million in February 2014, the last month before the water crisis started.

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

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts in an amount that our management considers sufficient to cover expected losses, based on an analysis of customer accounts receivable, in accordance with the accounting policy stated in Note 3.4 to our financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015.  Bad debt expense, net of recoveries, is included in selling expenses, and was R$82.7 million, R$90.5 million and R$2.4 million for the years ended December 31, 2017, 2016 and 2015, respectively.  Wholesale sales losses, amounting to R$203.5 million, R$328.7 million and R$273.0 million in 2017, 2016 and 2015, respectively, were also recorded as a reduction of revenue.

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

Intangible Assets Arising from Concession and Program Contracts

As of December 31, 2017, we had intangible assets of R$33,466.1 million.

We recognize intangible assets arising from concession contracts under IFRIC 12.  We estimate the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, which is recognized when the infrastructure is built and provided that it will generate future economic benefits.  The great majority of our contracts for service concession arrangements entered with each grantor is under service concession agreements in which we have the right to receive, at the end of the contract, a payment equivalent to the asset balance of the concession intangible asset, which in this case, is amortized over the useful life of the underlying physical assets; thus at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related physical asset.

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

As of December 31, 2017, we were party to judicial and administrative proceedings, relating to civil, environmental and tax matters, amounting to R$1,078.2 million (after deducting court escrow deposits in the amount of R$344.4 million) with respect to which we recognized provisions based on the criteria described above, as shown in Note 3.15 to our financial statements included in this annual report.  As of the same date, the proceedings with respect to which we have contingent liabilities (i.e., no provisions have been recognized) totaled R$54,627.0 million, of which we believe R$46,396.0 million of those have a remote probability of an outflow of resources embodying economic benefits exists.

Pension Benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions.  The assumptions used in determining the net cost (income) for pensions include a discount rate and a mortality table.  Any changes in these assumptions will impact the carrying amount of pension obligations.

We determine the appropriate discount rates at the end of each year, which is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations.  The discount rate was decreased from 5.71% in 2016 to 5.30% in 2017 under Plan G0 and from 5.74% in 2016 to 5.35% in 2017 under Plan G1 in order to follow the decrease in the rates applicable to the Brazilian Government NTN – B, long term notes, which term is similar to the duration of the pension benefits, as described in Notes 3.19 (a) and 20 (b) to our financial statements included in this annual report.

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

As of December 31, 2017 and 2016, we have recognized R$36.8 million and R$186.3 million as deferred income tax liabilities and deferred income tax assets, respectively, in each case, net of the deferred tax assets and liabilities, as disclosed in Note 18 to our financial statements included in this annual report.

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

On March 18, 2015, we, the State and DAEE, with the intervention of the Department of Sanitation and Water Resources, executed an agreement in the amount of R$1,012.3 million, consisting of R$696.3 million in principal amount and R$316.0 million in monetary adjustment of the principal through February 2015.  For detailed information on this agreement, see “Item 7.B. Related Party Transactions—Agreements with the State” and Note 10(a)(vii) to our financial statements included in this annual report.

As of December 31, 2017 and 2016, the amounts not recognized related to pension benefits paid by us on behalf of the State totaled R$1,021.7 million and R$937.0 million respectively.  As a result, we also recognized the obligation related to pension benefits, maintained with the beneficiaries and pensioners of Plan G0.  As of December 31, 2017 and 2016, the pension benefit obligations of Plan G0 totaled R$2,543.9 million and R$2,512.1 million, respectively.  For detailed information on the pension benefit obligations refer to Note 20 to our financial statements included in this annual report.

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

Use of Guarapiranga and Billings reservoirs

We draw water for use in the São Paulo metropolitan area from the Guarapiranga and Billings reservoirs.  EMAE, a company that is also controlled by the State of São Paulo, has a concession to produce hydroelectric energy using water from the same reservoirs.  EMAE commenced various lawsuits against us in the past seeking compensation for the water we draw from these reservoirs.  Those lawsuits have now been settled, by way of an agreement between EMAE and our company.

The settlement agreement requires us to make certain installment payments to EMAE in settlement of the claim for compensation for our capture and use of the water, as well as apportionment of the maintenance, operation and monitoring costs for the reservoirs.  See “Item 7.  Major Shareholders and Related Party Transactions” and See Note 10(c) to our financial statements included in this annual report.

Results of Operations

The following table sets forth, for the years indicated, certain items from our income statements of operations, each expressed as a percentage of net operating revenue:

	Year ended December 31,
	2017		2016		2015
	(in millions of reais, except percentages)
Net operating revenue	14,608.2	100.0%	14,098.2	100.0%	11,711.6	100.0%
Cost of services	(8,778.9)	(60.1)%	(9,013.1)	(63.9)%	(8,260.8)	(70.5)%
Gross profit	5,829.3	39.9%	5,085.1	36.1%	3,450.8	29.5%
Selling expenses	(768.7)	(5.3)%	(730.0)	(5.2)%	(598.1)	(5.1)%
Administrative income (expenses)	(1,099.0)	(7.5)%	(934.9)	(6.6)%	45.0	0.4%
Other operating income (expenses), net and equity in results of investments in affiliates	0.1	0.0%	9.5	0.1%	146.4	1.3%
Profit from operations before finance income (expenses) and income tax and social contribution	3,961.7	27.1%	3,429.7	24.3%	3,044.1	26.0%
Financial income (expenses), net	(458.1)	(3.1)%	699.4	5.0%	(2,456.5)	(21.0)%
Profit before income tax and social contribution	3,503.6	24.0%	4,129.1	29.3%	587.6	5.0%
Income tax and social contribution	(984.3)	(6.7)%	(1,182.0)	(8.4)%	(51.3)	(0.4)%
Profit for the year	2,519.3	17.2%	2,947.1	20.9%	536.3	4.6%

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net operating revenue

Net operating revenue increased by R$510.0 million, or 3.6%, to R$14,608.2 million in 2017 from R$14,098.2 million in 2016.

Net operating revenue, disregarding the effect of construction revenue, as of December 31, 2017, increased R$1,092.0 million, or 10.5%, from R$10,365.3 million in 2016 to R$11,457.3 million in 2017. In 2017, the construction revenue was R$3,150.9 million compared to R$3,732.9 million in 2016. The variations in net operating revenue were principally due to:

•         an increase of 8.4% in tariffs since May 2016 (ordinary tariff adjustment);

•         an increase of 7.9% in tariffs since November 2017 (extraordinary tariff revision);

•         an increase of 4.3% in our total billed volume (4.3% in water and 4.2% in sewage);

•         the cancelation of the Water Consumption Reduction Incentive Program, concluded in April 2016, resulting in no bonus granted in 2017, compared to a bonus granted in the amount of R$187.4 million in 2016 which resulted in a decrease in revenue in 2016; and

•         a lower estimated loss of wholesale revenue in 2017, in the amount of R$125.1 million, due to the payment received in the period, mainly from the municipality of Guarulhos.

These increases were partially offset by the suspension of the Contingency Tariff in April 2016, in the amount of R$224.7 million in 2016.

Cost of services

Our cost of services decreased by R$234.2 million, or 2.6%, to R$8,778.9 million in 2017 from R$9,013.1 million in 2016.

The decrease in cost of services was principally due to the following factors:

•         a decrease of R$570.9 million in construction costs due to lower investments in the municipalities we serve; and

•         a decrease of R$138.1 million in the cost of electricity, mainly due to an average decrease of 12.7% in free market tariffs, with a 16.9% increase in consumption; an average decrease of 27.5% in the Tariff for the Use of Distribution System (TUSD), with a 19.6% decrease in consumption; and an average decrease of 5.3% in regulated market tariffs, with a 5.7% decrease in consumption.

The decrease in cost of services was partially offset by:

•         an increase of R$303.2 million in salaries and payroll charges and pension plan obligations due to the reduction in non-recurring expenses in 2016 in connection with the migration of participants from the Defined Benefit Plan (G1) to the Defined Contribution Plan (Sabesprev Mais), which generated an early reduction of R$223.5 million in the actuarial deficit. The increase in salaries and payroll charges is also due to an increase of R$72.5 million, principally driven by the 1% increase related to the Career and Salary Plan since December 2016 and the 3.71% pay rise in May 2017;

•         an increase of R$100.8 million in depreciation and amortization, mainly due to the increase in operating intangible assets in 2017, principally due to new assets entering into operation; and

•         an increase of R$34.5 million in the provision for the Municipal Fund for Environmental Sanitation and Infrastructure, as a result of the increase in revenues generated from the municipality of São Paulo.

Gross Profit

As a result of the factors discussed above, gross profit for the year ended December 31, 2017 increased by R$744.2 million, or 14.6%, to R$5,829.3 million in 2017 from R$5,085.1 million in 2016.

Selling Expenses

Selling expenses increased by R$38.7 million, or 5.3%, to R$768.7 in 2017 from R$730.0 million in 2016. The increase in selling expenses was primarily due to:

•         an increase of R$59.0 million in salaries and payroll charges and pension plan obligations due to the reduction in non-recurring expenses in 2016 in connection with to the migration of participants from the Defined Benefit Plan (G1) to the Defined Contribution Plan (Sabesprev Mais), which generated an early reduction of R$30.4 million in the actuarial deficit in 2016. The increase in salaries and payroll charges is also due to an increase of R$13.2 million, principally driven by the 1% increase related to the Career and Salary Plan since December 2016 and the 3.71% pay rise in May 2017;

The increase in selling expenses was partially offset by the decrease of R$20.3 million related to outsourced services.

Administrative Income (Expenses)

Administrative expenses increased by R$164.1 million, or 17.6%, to an expense of R$1,099.0 million in 2017 from income of R$934.9 million in 2016.

The increase in administrative expenses was principally due to:

•         an increase of R$70.9 million in salaries and payroll charges and pension plan obligations resulting from the reduction in non-recurring expenses in 2016 in connection with the migration of participants from the Defined Benefit Plan (G1) to the Defined Contribution Plan (Sabesprev Mais), which generated an early reduction of R$80.3 million in the actuarial deficit in 2016. The increase in salaries and payroll charges is also driven by the 1% increase related to the Career and Salary Plan since December 2016 and the 3.71% pay rise in May 2017;

•         an increase of R$48.5 million in depreciation and amortization, mainly due to the implementation of the Integrated Business Management System (Enterprise Resource Planning – SAP ERP) in 2017; and

•         an increase of R$28.8 million related to outsourced services.

Other Operating Income (Expenses), Net and Equity in Results of Investments in Affiliates

Other operating income, net was R$0.1 million in 2017 compared with R$9.5 million operating income, net in 2016.

Other operating income, net consists of gains and losses from sales of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse of water, PURA projects and services.

Other operating income decreased by R$9.4 million, mainly due to the estimate for losses in 2017 on discontinued concessions, in the amount of R$24.1 million, partially offset by higher revenues from the sale of surplus energy, in the amount of R$8.5 million.

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

Financial income (expenses), net increased by R$1,157.5 million to financial expense, net of R$458.1 million in 2017 from financial income, net of R$699.4 million in 2016.

The variation was due to a positive variation of R$1,186.6 million in the cost of currency variations on borrowings and financing, due to the strengthening of the real against the U.S. dollar and the Japanese Yen in 2017 (1.5% and 5.3%, respectively), compared to a devaluation of the real in 2016 (16.5% and 13.9%, respectively).

Profit before income tax and social contribution

As a result of the factors discussed above, profit before income tax and social contribution decreased by R$625.5 million, to R$3,503.6 million in 2017 from R$4,129.1 million in 2016.  As a percentage of net operating revenue, our profit before income tax and social contribution increased to 24.0% in 2017 compared to 29.3% in 2016.

Income Tax and Social Contribution

Income tax and social contribution expense decreased by R$197.7 million, or 16.7%, to R$984.3 million in 2017 from R$1,182.0 million in 2016.  This decrease was mainly due to our lower taxable result in 2017, which was impacted by the exchange rate variation.

Profit for the year

As a result of the factors discussed above, our profit for the year decreased to R$2,519.3 million in 2017 from R$2,947.1 million in 2016. As a percentage of net operating revenue, our profit for the year decreased to 17.2% in 2017 from 20.9% in 2016.

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

We assess the performance of our enterprise by analyzing the results of the sanitation services provided, our single reportable segment that includes all our operations results except for revenue and costs associated with the construction of concession services infrastructure, recognized in accordance with IFRIC 12 and as discussed in “Item 4.B. Business Overview—Description of Our Activities”.  Consequently, management discussion and analysis of the performance of the sanitation services segment is substantially the same as our results discussed above.

B.      Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, long-term borrowings from Brazilian federal governmental financial institutions, and long-term financing from multilateral organizations and from domestic and international development banks, and also from capital markets.  As of December 31, 2017, we had R$2,283.0 million of cash and cash equivalents.  The outstanding current portion of our long-term indebtedness was R$1,746.8 million as of December 31, 2017, of which R$547.4 million was denominated in foreign currency.  Long‑term indebtedness was R$10,354.2 million as of December 31, 2017, of which R$5,125.4 million consisted of foreign currency-denominated obligations.

Our management expects that the cash and cash equivalents available on December 31, 2017, the operating cash generation estimated for 2018 and the lines of credit available for investments are sufficient to meet our short-term liabilities, in light of our current financial position and our expected cash generated by operating activities. In our opinion, the working capital is sufficient for the company's present requirements.

Cash Flows

Net Cash Generated from Operating Activities

Cash generated from operating activities is the single largest source of our liquidity and capital resources, and we expect that it will continue to be so in the future. Our net cash generated from operating activities was 3,301.9 million, R$3,003.6 million and R$2,641.4 million in 2017, 2016 and 2015, respectively.  The main driver of our cash flow from operating activities relates to our cash collections from customers, which is due to the nature of our business and to the fact that we are expanding our infrastructure. The increase in net cash generated in 2017 is due principally to the end of the water crisis, which led to an increase of 4.3% in our total billed volume (4.3% in water and 4.2% in sewage). This increase was partially offset by the income tax and social contribution paid in 2017.

Net Cash Used in Investing Activities

Net cash used in investing activities was R$1,971.4 million, R$2,130.7 million and R$2,459.5 million in 2017, 2016 and 2015, respectively.  The main driver of our net cash outflow for investing activities relates to purchases of intangible assets, as required under our concession and program contracts, which is due to the fact that we are expanding our infrastructure and service coverage. Although we invested approximately R$867.3 million (including capitalized interest) in the São Lourenço PPP, a construction project planned and initiated before the water crisis, this project did not impact our cash flow in 2017.

Net Cash Generated By (Used in) Financing Activities

Our net cash used in financing activities was R$933.6 million, R$625.9 million, and 265.7 million in 2017, 2016 and 2015, respectively.  The main driver of our cash flows from financing activities relates to the proceeds and repayments of loans used to finance purchases of intangible assets related to our concession and program contracts, in order to support the expansion of our services and our payment of interest on shareholders’ equity.

Indebtedness Financing

Our total financial indebtedness increased by 1.1%, from R$11,964.1 million as of December 31, 2016 to R$12,101.0 million as of December 31, 2017.  In addition, during the same period, our total indebtedness denominated in foreign currency increased by 0.2%, from R$5,660.4 million as of December 31, 2016 to R$5,672.8 million as of December 31, 2017.

As of December 31, 2017, we had R$10,354.2 million in long-term indebtedness outstanding (excluding the current portion of long-term indebtedness), of which R$5,125.4 million consisted of foreign currency-denominated long-term debt.  We had an outstanding current portion of long-term indebtedness of R$1,746.8 million as of December 31, 2017.  As of December 31, 2017, R$547.4 million of this current portion of long-term indebtedness was denominated in foreign currency.  As of December 31, 2017, our S&P domestic rating was brAA- and our S&P global rating was BB. Our Moody’s national rating was Aa2.br and our Moody’s global rating was Ba2 as of December 31, 2017, while our Fitch national rating was AA(bra) and our Fitch global rating was BB, as of the same date.

Various contractual agreements we have entered into, including certain financing agreements with Caixa Econômica Federal and BNDES, provide for liens over a portion of our cash flows from the payment of water and sewage provision tariffs.  In addition, we provide as guarantees a portion of our cash flow generation to transactions related to PPPs.

  Pursuant to these agreements, cash received from operations is required to pass through designated accounts.  In the event of a default under the relevant agreement, such cash and future cash flows that are required to be deposited in such accounts become restricted and are subject to security interests in favor of the relevant creditor.  As of December 31, 2017, a substantial portion of our monthly cash flows from operations was subject to these liens.  As of that date, the total amount of our secured debt, including indebtedness benefiting from these liens, was R$3,747.0 million (R$3,720.4 million of principal and R$26.6 million related to interest and charges).  See “—Indebtedness Financing—Financial Covenants—Local currency denominated indebtedness” and Note 16 to our financial statements included in this annual report.

The following table sets forth information on our indebtedness outstanding as of December 31, 2017:

		December 31, 2017
	Current	Noncurrent	Total	Final Maturity	Interest Rates*
Denominated in local currency:
10th issue debentures	41,702	80,953	122,655	2020	TJLP + 1.92% (1st & 3rd series) & IPCA + 9.53% (2nd series)
12th issue debentures	45,450	294,702	340,152	2025	TR + 9.5%
14th issue debentures	40,503	141,351	181,854	2022	TJLP + 1.92% (1st & 3rd series) & IPCA + 9.19% (2nd series)
15th issue debentures	346,414	345,788	692,202	2019	CDI + 0.99% (1st series) & IPCA + 6.2% (2nd series)
17th issue debentures	144,391	781,922	926,313	2023	CDI + 0.75% (1st series) & IPCA + 4.5% (2nd series) & IPCA + 4.75% (3rd series)
18th issue debentures	33,020	194,872	227,892	2024	TJLP + 1.92% (1st and 3rd series) & IPCA + 8.25% (2nd series)
20th issue debentures	250,000	246,890	496,890	2019	CDI + 3.80%
21st issue debentures	-	499,628	499,628	2022	CDI + 0.60% & CDI + 0.90%
Caixa Econômica Federal	78,487	1,154,599	1,233,086	2018/2038	TR + 5% to 9.5%
National Bank for Economic and Social Development (BNDES) Coastal region	16,782	16,782	33,564	2019	2.5% + TJLP
National Bank for Economic and Social Development (BNDES) PAC	11,143	50,028	61,171	2023	2.15% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9751	4,334	22,991	27,325	2027	1.72% + TJLP
National Bank for Economic and Social Development (BNDES) PAC II 9752	2,367	19,526	21,893	2027	1.72% + TJLP
National Bank for Economic and Social Development (BNDES) Onda Limpa	23,469	146,461	169,930	2025	1.92% + TJLP
National Bank for Economic and Social Development (BNDES) Tietê III	30,378	280,825	311,203	2028	1.66% + TJLP
National Bank for Economic and Social Development (BNDES) 2015	10,050	397,922	407,972	2035	2.5% + TJLP
Financial leasing	17,573	544,044	561,617	2035	7.73% to 10.12% + IPC
Other	1,466	9,477	10,943	2018/2025	TJLP + 1.66% (FINEP) & TR + 12.00% (Presidente Prudente)
Interest and others charges	101,855	-	101,855

Total denominated in local currency	1,199,384	5,228,761	6,428,145

Denominated in foreign currency:
Inter-American Development Bank (IADB) US$527,096,000 (2016 - US$555,671,000)	115,757	1,613,358	1,729,115	2025 to 2035	2.33% to 2.74%
International Bank for Reconstruction and Development (IBRD) US$91,286,000 (2016 – US$79,946,000)	-	301,665	301,665	2034	1.71%
Deutsche Bank – US$150,000,000 (2016 - US$150,000,000)	248,100	242,343	490,443	2019	Libor + 4.50%
Eurobonds - US$350,000,000 (2016 – US$ 350,000,000)	-	1,155,331	1,155,331	2020	6.25%
JICA 15 - ¥ 13,829,160,000 (2016 - ¥ 14,981,590,000)	33,881	372,696	406,577	2029	1.8% & 2.5%
JICA 18 - ¥ 12,433,920,000 (2016- ¥ 13,470,080,000)	30,463	334,849	365,312	2029	1.8% & 2.5%
JICA 17 - ¥ 1,534,959,000 (2016- ¥ 1,596,251,000)	2,507	41,835	44,342	2035	1.2% & 0.01%
JICA 19 - ¥ 29,777,232,000 (2016 - ¥ 27,569,009,000)	-	873,383	873,383	2037	1.7% & 0.01%
IADB 1983AB – US$ 82,404,000 (2016 – US$ 106,346,000)	79,201	189,990	269,191	2023	Libor + 1.88% to 2.38%
Interest and others charges	37,462	-	37,462

Total denominated in foreign currency	547,371	5,125,450	5,672,821
Total loans and financing	1,746,755	10,354,211	12,100,966

*      TR was 0.00% per month as of December 31, 2017; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 6.89% per annum as of December 31, 2017; IGP‑M was -0.52% per annum as of December 31, 2017; TJLP stands for Long‑term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 6.90% per annum as of December 31, 2017; and USD LIBOR was 1.69 as of December 31, 2017.

The following table shows the maturity profile of our debt, as of December 31, 2017, for the period indicated:

	2018	2019	2020	2021	2022	After 2023	Total
	(in millions of reais)
Loans and financing	1,746.8	1,779.3	2,242.5	858.4	843.5	4,630.5	12,101.0

Referring to all of our foreign currency-denominated indebtedness, the amount of R$3,945.8 million, net of transaction costs, as of December 31, 2017 was denominated in U.S. dollars and R$1,689.6 million was denominated in Japanese Yen.  This indebtedness consisted principally of:

•         R$1,729.1 million (US$527.1 million) in U.S. dollar denominated loans contracted with the Inter-American Development Bank, or the IADB, composed of the following:

(i)                  two loans to finance the first phase of the Tietê Project in 1992, one of which was terminated in December 2016 and the other terminated in December 2017;

(ii)                 one loan to finance the second phase of the Tietê Project in 2000, under which payments of principal are made in semiannual installments with final maturity in July 2025.  The principal amount accrues interest at USD LIBOR plus a variable spread paid semiannually; and

(iii)          one loan to finance the third phase of the Tietê Project in 2010, under which payments of principal are made in semiannual installments with final maturity in September 2035.  The principal amount accrues interest at USD LIBOR plus a variable spread paid semiannually;

•         R$301.7 million (US$91.3 million) in U.S. dollar denominated loans contracted with the IBRD which was entered into on October 28, 2009, amounting to US$100.0 million, for the financing of the Water Source Program (Programa Mananciais).  The loan matures in March 2034.  Repayments of principal will be made in semiannual installments starting in September 2019 after a grace period of ten years.  The principal amount accrues interest at USD LIBOR plus a variable spread, paid semiannually;

•         R$269.2 million (US$82.4 million) in U.S. dollar denominated loans from the AB Loan financing contracted with the IADB in May 2008.  Under this loan, payments of principal are made in annual installments with final maturity in May 2023.  The principal amount accrues interest at USD LIBOR plus a rate varying from 1.88% to 2.38%, paid semiannually.  The proceeds were used to repay an outstanding series of debt securities in connection with the implementation of our investment plan;

•         R$1,155.3 million (US$350.0 million) in U.S. dollar denominated Eurobonds issued in December 2010 with an interest rate of 6.25%.  The bonds pay interest semi‑annually and mature in 2020.  The proceeds from the offering were used to repay financial commitments throughout 2007 and 2011. In November 2016, the US$140.0 million 7.5% notes due to 2016 were completely amortized;

•         R$1,689.6 million (¥57,575.3 million) in Japanese yen denominated loans contracted with the JICA, composed of the following:  (i) ¥21,320.0 million denominated loans contracted in August 2004 for the financing of the environmental recovery program for the Baixada Santista metropolitan region, called the Clean Wave Program (Programa Onda Limpa).  Under these loans, the payments of principal are made in semi‑annual installments with final maturity in August 2029.  The principal amount accrues interest at a rate that varies from 1.8% to 2.5% per year, paid semiannually; (ii) ¥6,208 million in denominated loans contracted in October 2010 for the financing of the environmental improvement program in the basin of the Billings dam.  The loan matures in October 2035, with repayments of principal made in semiannual installments.  The principal amount accrues interest at a rate that varies from 0.01% to 1.2% per year, paid semiannually; (iii) ¥19,169.0 million denominated loans contracted in February 2011 to complement the financing for the first stage of the Clean Wave Program (Programa Onda Limpa), with commercial conditions similar to the loan entered into in August 2004.  These funds were used for the provision of works and services in the Baixada Santista metropolitan region.  The credit agreement expires in 18 years with final maturity in August 2029. The principal amount accrues interest at a rate that varies from 1.8% to 2.5% per year, paid semiannually; and (iv) ¥33,584 million denominated loan in February 2012 for the financing of the Corporate Program for Water Loss Reduction (Programa Corporativo para Redução de Perdas).  The loan matures in February 2037.  Repayments of principal will be made in semiannual installments starting in February 2019 after a grace period of seven years.  The principal amount accrues interest at a rate that varies from 0.01% to 1.7% per year, paid semiannually; and

•         R$490.4 (US$150.0 million), in U.S. dollar denominated loan contracted in October 2016, with Deutsche Bank AG. London Branch and Banco Bradesco S.A., New York Branch, with an interest rate of 3-month LIBOR plus 4.50% interest per year and with final maturity in October 2019.  Interest under this loan is paid quarterly and the principal amount is amortized in semiannual installments after an 18 month grace period. The proceeds from the loan were used to repay the US$140.0 million Eurobond issued in November 2006, which matured in November 2016, and other financial commitments throughout 2016.  The loan agreement includes financial covenants requiring our debt service coverage ratio to be higher than 2.35:1.00; and our ratio of total adjusted debt to EBITDA, determined on a consolidated basis, to be lower or equal than 3.65:1.00.

Our borrowings from multilateral institutions and with Government Agency, such as the IADB, IBRD and JICA are guaranteed by the federal government, and have a counter-guarantee from the state of São Paulo.  For further information on the terms of these loan agreements, see “Item 7.B. Related Party Transactions—Government Guarantees of Financing”.

Our outstanding domestic debt was R$6,428.2 million as of December 31, 2017 and consisted primarily of real‑denominated loans from federal and state‑owned banks, in particular, Caixa Econômica Federal and BNDES, as well as debentures issued in November 2009, June 2010, February 2011, February 2012, November 2012, January 2013, October 2013, June 2014, December 2015, June 2017 and February 2018 and financial leasing.

The following summarizes our principal borrowings from federal and State‑owned banks:

•         from 2003 to 2017, we entered into several financing agreements with Caixa Econômica Federal, pursuant to which repayments of principal are paid in up to in 60, 180 or 240 months in monthly installments commencing 30 days following the applicable grace period, which varies from 10 to 48 months from the date of signature of the line of credit agreement.  The final maturity is 2039.  The principal amount accrues interest from 5.0% to 8.0%.  The financing agreements are collateralized (i) by collections of daily billings of water supply and sewage services up to the total amount of the debt, or (ii) by a monthly plan of billings corresponding to the minimum of three times the monthly charge, depending on the terms of the relevant financing agreement. As of December 31, 2017, the outstanding debt was R$1,233.1 million;

•         in November 2007, we entered into a R$129.9 million financing agreement with BNDES.  Repayments of the principal amount are being made in 96 successive monthly installments, with final maturity in 2019.  The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 2.50% per year.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The financing agreement is collateralized by part of the billings from the provision of water and sewage services. As of December 31, 2017, the outstanding debt was R$33.6 million;

•         in May 2008, we entered into a R$174.0 million financing agreement with BNDES.  Repayments of the principal amount are being made in 150 successive monthly installments, with final maturity in 2023.  The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 2.15% per year.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The financing agreement is collateralized by part of the billings from the provision of water and sewage services. As of December 31, 2017, the outstanding debt was R$61.2 million;

•         in March 2010, we entered into a R$294.3 million financing agreement with BNDES.  Repayments of the principal amount are being made in 156 successive monthly installments, with final maturity in 2025.  The principal amount accrues interest at the TJLP, but limited to 6.0% per year, plus 1.92% per year.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The financing agreement is collateralized by part of the billings from the provision of water and sewage services. As of December 31, 2017, the outstanding debt was R$169.9 million;

•         in 2011, we entered into financial leases in the total amount of R$49.6 million with certain contractors for the construction of infrastructure on land we own.  During the construction phase, we recognize an intangible assets and the related liability of the lease at fair value.  Upon the conclusion of the construction, we began paying the rental of the infrastructure (in 240 installments) and the lease was updated accordingly to the contract.  On August 31, 2013, SES Campo Limpo Paulista and Várzea Paulista started operations, and the corresponding amount as of December 31, 2014 was of R$138,602 million. As of December 31, 2017, the outstanding debt was R$561.6 million;

•         in March 2012, we entered into a R$180.8 million financing agreement with BNDES.  Amortization of the principal amount is being made in up to 156 successive monthly installments, with the final maturity in 2027.  The principal amount accrues interest at the TJLP but it is limited to 6.0% per year plus a yearly 1.72%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2017, the outstanding debt was R$49.2 million;

•         in February 2013, we entered into a R$1.3 billion financing agreement with BNDES.  Amortization of the principal amount is being made in up to 144 successive monthly installments with the final maturity in 2028.  The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 1.66%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2017, the outstanding debt was R$311.2 million;

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

•         in June 2015, we entered into a R$747.4  million financing agreement with BNDES.  Amortization of the principal amount shall be paid in up to 204 successive monthly installments after the grace period of 36 months, with the final maturity in 2035.  The principal amount accrues interest at the TJLP but is limited to 6.0% per year plus a yearly 2.18%.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2017, the outstanding debt was R$408.0 million;  and

•         in October 2015, we entered into a R$48.3 million financing agreement with Financier of Studies and Projects (Financiadora de Estudos e Projetos, or FINEP).  Repayments of the principal amount shall be paid in up in 91 successive monthly installments after the grace period of 30 months, with the final maturity in 2025.  The principal amount accrues interest at the TJLP but it limited to 6.0% per year plus a yearly 1.5%.  If TJLP exceeds 6% per year, such excess will be added to the principal amount.  This financing agreement is collateralized with a portion of the revenues from the provision of water and sewage services. As of December 31, 2017, the outstanding debt was R$10.9 million.

Under the BNDES program, we issued three tranches of debentures in the aggregate amount of R$826.1 million.  In November 2009, we issued our tenth tranche of debentures in the aggregate principal amount of R$275.4 million.  The debentures are divided in three series:  the first and third series will mature in November 2020 and the second in December 2020.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.53% per year.  This issuance was entirely subscribed by BNDES.  As of December 31, 2017 the outstanding debt of tenth issuance of debentures is R$122.7 million.  In February 2011, we issued our fourteenth tranche of debentures, the second tranche out of those three, also subscribed exclusively by BNDES.  These debentures are divided in three series:  the first and third series will mature in February 2022 and the second, in March 2022.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 9.20% per year.  As of December 31, 2017 the outstanding debt of fourteenth issuance of debentures is R$181.9 million.  In October 2013, we concluded our eighteenth issuance of debentures, the third tranche out of those three also subscribed exclusively by BNDES.  These debentures are divided in three series:  the first and third series will mature in October 2024 and the second, in November 2024.  The debentures of the first and third series, in the aggregate principal amount of R$77.1 million and R$115.7 million, respectively, bear interest at 1.92% per year, plus the TJLP.  If the TJLP exceeds 6.0% per year, such excess will be added to the principal amount.  The debentures of the second series, in the aggregate principal amount of R$82.6 million, bear interest at the rate of the IPCA index plus 8.26% per year.  In December 2013, BNDES subscribed to the debentures of the first and second series.  In December 2014 and July 2015, BNDES subscribed in part to the debentures of the third series and will subscribe to the other debentures of the third series in 2018.  We have used the funds raised from the three issuances for investments primarily in the Corporate Program for Water Loss Reduction and on improvements and reforms of the Rio Grande’s water treatment plant, including other projects for water supply and sewage collection systems in the São Paulo Northern Coast, Paraíba Valley and Mantiqueira Regions. As of December 31, 2017 the outstanding debt of eighteenth issuance of debentures is R$227.9 million.

In June 2010, we carried out our twelfth issuance of debentures, totaling R$500 million, to the FGTS, based on the FGTS’s program to finance companies in the sanitation, transport and real estate businesses.  The debentures will mature in June 2025 and bear monthly interest based on the TR plus 9.5% per year. The proceeds of this issuance were used to fund a portion of our capital expenditure program in the water supply and sewage system. As of December 31, 2017 the outstanding debt of twelfth issuance of debentures is R$340.2 million.

In February 2012, we issued our fifteenth issuance of debentures in two series in the aggregate principal amount of R$771.0 million.  The first and second series will mature in February 2017 and 2019, respectively.  The debentures of the first series (in the aggregate principal amount of R$287.3 million) bear interest at a rate of CDI plus 0.99% per year.  The second series (in the aggregate principal amount R$483.7 million) bears interest at a rate of IPCA plus 6.2% per year.  The net proceeds were used to repay financial commitments throughout 2012, including the early redemption of our thirteenth debentures issuance. As of December 31, 2017 the outstanding debt of fifteenth issuance of debentures is R$692.2 million.

In November 2012, we carried out our sixteenth issuance of debentures of R$500 million, with a maturity date of November 2015 and bearing interest, each quarter with an interest rate of between 0.30% and 0.7% per year plus the CDI rate.  The proceeds of this issuance were used to pay our financial commitments for 2012 and 2013.

In January 2013, we carried out our seventeenth issuance of debentures of R$1.0 billion in three series, the first for R$424.7 million with maturity date of January 2018 and with an interest rate of 0.75% per year plus the CDI rate, the second for R$395.2 million with a maturity of January 2020 and with the interest rate of 4.50% per year plus IPCA variation and the third for R$180.1 million with a maturity date of January 2023 and with an interest rate of 4.75% per year plus IPCA variation.  The proceeds of this issuance were used to pay our financial commitments for 2013. As of December 31, 2017 the outstanding debt of seventeenth issuance of debentures is R$926.3 million.

In June 2014, we carried out our nineteenth issuance of debentures of R$500 million, with a maturity date of June 2017 and bearing interest, each semester with an interest rate of between 0.80% and 1.08% per year plus the CDI rate.  The proceeds of this issuance were used to pay our financial commitments for 2014 and 2015. In March 2016, we made an extraordinary partial amortization of the nineteenth issuance of R$300 million, and in June 2017, we repaid the remaining amount due under these debentures.

In December 2015, we carried out our twentieth issuance of debentures of R$500 million, with a maturity date of December 2019 and bearing interest, each semester with an interest rate of 3.80% per year plus the CDI rate.  The proceeds of this issuance were used to strengthen our cash position and refinance financial commitments which were set to mature in the first trimester of 2016. As of December 31, 2017 the outstanding debt of twentieth issuance of debentures is R$496.9 million.

In June 2017, we carried our twenty-first issuance of debentures in two series in the aggregate principal amount of R$500 million. The first and second series will mature in June 2020 and 2022, respectively. The debentures of the first series (in the aggregate principal amount of R$150 million) bear interest at a rate of CDI plus 0.60% per year. The debentures of the second series (in the aggregate principal amount of R$350 million) bear interest at a rate of CDI plus 0.90% per year. The proceeds of this issuance shall be used to strengthen our cash position and refinance financial commitments which mature in 2017. As of December 31, 2017 the outstanding debt of twenty-first issuance of debentures is R$499.6 million.

In February 2018, we carried our twenty-second issuance of debentures in three series in the aggregate principal amount of R$750 million. The first, second and third series will mature in February 2021, 2023 and 2025 respectively. The debentures of the first series (in the aggregate principal amount of R$100 million) bear interest at a rate of CDI plus 0.58% per year, with semi-annual interest payments.  The second series (in the aggregate principal amount R$400 million) bears interest at a rate of CDI plus 0.90% per year, with semi-annual interest payments. The third series (in the aggregate principal amount R$250 million) bears interest at a rate of IPCA plus 6.00% per year, with annual interest payments. The proceeds from this funding are intended to strengthen our cash position and refinance outstanding financial commitments in 2018.

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

The financial covenants in our Loan No. 1212 from the IADB require as follows:

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

This contract contain an early maturity clause in the event of non-compliance on our part, of any obligation stipulated therein or in other contracts with the bank relating to the financing of the above-mentioned projects.

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

In a Letter Agreement executed on September 30, 2015, the IADB irrevocably agreed not to exercise its right to accelerate its loans to us if our ratio if Net Debt to Adjusted EBITDA is equal to or exceeds 3.65:1.00 for one fiscal quarter only during the period from September 30, 2015 to October 1, 2016. As a result, the IADB was only able to accelerate its loans to us if we breached this ratio for more than one quarter during that period. This agreement had a cross-default clause. See Note 16 to our financial statements.

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

As of December 31, 2017 and 2016, we had met all the requirements set forth by these loans and financing agreements.

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

 In summary, the BNDES financings specify two bands for the ratios of Adjusted Net Debt / Adjusted EBITDA, Adjusted EBITDA / Adjusted Financial Expenses, and Other Onerous Debt / Adjusted EBITDA.  The financings also specify a collateral mechanism by which we assign a portion of its tariff payment receivables to BNDES in order to provide a partial guarantee of the amounts due under the financings.  Under this mechanism, each month we must ensure that a portion of the tariff payments which we receive are deposited on a daily basis into a blocked collateral account, before being released to a regular movements account later in the day provided that BNDES has not notified the bank that we are in default.  If the ratio of Adjusted EBITDA / Adjusted Financial Expenses is equal to or higher than 3.50, the ratio of Adjusted Net Debt / Adjusted EBITDA equal to or lower than 3.00, and the Other Onerous Debt / Adjusted EBITDA equal to or lower than 1.00, the amount that must pass through this blocked collateral account is R$225.9 million per month.  If one of the three aforementioned ratios are not met in any two or more quarters, consecutive or not, within a twelve-month period, yet remain within the following band of ratios:  Adjusted EBITDA / Adjusted Financial Expenses lower than 3.50 but equal to or higher than 2.80, Adjusted Net Debt / Adjusted EBITDA equal to or lower than 3.80 but higher than 3.00, and Other Onerous Debt / Adjusted EBITDA equal to or lower than 1.30 but higher than 1.00,  the amount that must pass through the blocked collateral account is automatically increased by 20%.

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

As of December 31, 2017, the amount that must pass through the blocked collateral account is R$225.9 million per month, not including the financial guarantees for financing contract No. 08.2.0169.1.

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

With respect to our outstanding debentures, the twelfth issuance requires us to maintain an Adjusted Current Ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by us that is recorded in current liabilities) higher than 1.0:1.0 and an EBITDA/Financial Expenses Ratio equal to or higher than 1.5:1.0.  The twelfth debenture issuance has an early maturity clause, which is triggered if our credit ratings are downgraded two levels below the “brAA-” Brazil National Scale rating assigned to our debentures by the credit rating agency S&P at the time of their issuance. On January 12, 2018, our credit rating and the one assigned to the twelfth debenture issuance by S&P were both “brAA-”. This issuance has a cross-default clause.  See Note 16 to our financial statements included in this annual report.

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

The table below shows the more restrictive covenants ratios and our financial covenants ratios as of December 31, 2017.

The twenty-first and twenty-second issuances require us to maintain an EBITDA/paid financial expenses ratio equal to or higher than 1.5:1.0 and an adjusted net debt/EBITDA ratio equal to or lower than 3.50:1.0.  These issuances have a cross-default clause.  See Note 16 to our financial statements.

	Restrictive Ratios	Ratio as of December 31, 2017
Adjusted EBITDA / Adjusted financial expenses	Equal to or higher than 2.80:1.00	7.55
Adjusted net debt / Adjusted EBITDA	Equal to or lower than 3.80:1.00	1.89
Adjusted total debt / Adjusted EBITDA	Lower than 3.65:1.00	2.27
Other onerous debt1/ Adjusted EBITDA	Equal to or lower than 1.30:1.00	0.56
Adjusted current ratio	Higher than 1.0	1.45
EBITDA/Paid financial expenses	Equal to or higher than 2.35:1.00	7.79
Net debt/Adjusted EBITDA	Equal to or lower than 3.50:1.0	1.84

(1)     “Other Onerous Debts” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of December 31, 2017 and 2016, we had met all the requirements set forth by these loans and financing agreements.

Capital Requirements

We have, and expect to continue having, substantial liquidity and capital resource requirements.  These requirements include debt‑service obligations, capital expenditures to maintain, improve and expand our water and sewage systems, and dividend payments and other distributions to our shareholders, including the State.

Capital Expenditures

Historically, we have funded and plan to continue funding our capital expenditures with funds generated by operations and with long-term financing from international and national multilateral agencies and development banks.  We generally include in our capital expenditure program for the following year the amount of investment that was not realized in the previous year.  In 2017, we recorded R$3.4 billion to improve and expand our water and sewage system and to protect our water sources in order to meet the growing demand for water and sewage services in the state of São Paulo. We have budgeted investments in the amount of approximately R$17.3 billion from 2018 through 2022.  See “Item 4.A. History and Development of the Company—Capital Expenditure Program”.

Dividend Distributions

We are required by our bylaws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to or higher than 25% of the amounts available for distribution.  We declared dividends of R$703.9 million, R$823.5 million and R$149.9 million in 2017, 2016 and 2015, respectively.  See “Item 7.B. Related Party Transactions—Dividends”.

C.      Research and Development, Patents and Licenses, Etc.

Our policy is to invest continually in the modernization of equipment and identify and evaluate the technology needed to improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability.  In 2017, 2016 and 2015, we invested R$10.7 million, R$11.9 million and R$14.7 million, respectively, in research and development.

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

In May 2013, we launched the second phase of our agreement with FAPESP.  In this second phase, the seven lines of research were defined in greater detail in order to precisely contemplate our needs.  In this phase, 37 proposals were submitted, 10 proposals were approved according to the technical-scientific criteria and eight of them had their agreements signed in 2015, as follows:

•         Development of a National Correlated Signal Optimized for Locating and Detecting Leaks in Underground SABESP Water Pipes - UNESP;

•         Development of an Aerobic Granular Sludge for Simultaneous Removal of Organic Matter, Nitrogen and Phosphorous from Sanitary Sewage – USP;

•         Sewage Sludge Composting:  Evaluation of the Process, Generated Product and its Costs - UNESP;

•         Diagnosis, Management and New Treatment Alternatives – USP;

•         Saxitoxins in Water Supply:  Production of Analytical Standards, Development of Analytical Methodologies and the Degradation Study – USP;

•         Feasibility of the Use of Water Treatment Sludge as Landfill Cover Material and in the Construction of Compacted Soil Landfills - USP;

•         Online Analysis of Water Quality – USP; and

•         Separation Systems by Membranes for the Public Supply of Water:  Hiring Projects Mechanisms and Treatment of Contaminated Underground Water – USP.

In 2015, we entered into a financing agreement with FINEP, for the “Sabesp – Technological Innovations for the Sanitation Sector” plan.  This plan is part of the “FINEP Innovates Brazil” program and aims at supporting Brazilian companies’ plans for strategic investment in innovation.  This plan must detail a company’s targets and goals for the period during which they will receive financing, pursuant to the Federal Government’s “Greater Brazil Plan – PBM”.  This plan consists of four projects, whose costs total approximately R$60 million, as follows:  (i) production system for reused water in urban and industrial uses; (ii) biofiltration units for odor control; (iii) sludge dryer based on solar radiation for sewage treatment plants in the city of Franca, Franca Sewage Treatment Plant; and (iv) plasma gasification system for solid waste from sewage treatment plants in the Barueri Sewage Treatment Plant.

We also entered into an agreement with the Fraunhofer Institute in Germany in 2011 in order to obtain biomethane from the sewage treatment process to be used as fuel for cars  The objective is to mobilize a fleet of 49 cars using biomethane fueled by a sewage treatment process instead of gasoline.  This project has been delayed due to a judicial dispute between the supplier of the equipment and the Fraunhofer Institute which has temporarily impeded the importation of equipment donated by the Fraunhofer Institute.  In 2016, we received the imported equipment.  In 2017, we completed the construction and installation of equipment, and started testing the technology. Full operation is expected to begin in 2018.

In 2016, we signed a technical cooperation agreement with Magni, a representative of the Danish company Liqtech, aiming to test cutting edge ceramic ultra-filtering membranes to treat residual water in our water treatment plants.  Tests were completed in 2017.

In 2016, we also formalized a Memorandum of Understanding with the Danish Water Forum (“DWF”), aiming to enhance technological cooperation to create pilot projects that seek to make our treatment plants more energy-efficient and to fight water loss through the creation of “Measure and Control Districts”, areas of the distribution network temporarily or permanently closed to measure the amount of water entering or leaving. As part of this cooperation, in 2017 a workshop was held to present the loss reduction technologies used by Danish companies in the management of water supply networks.

Seeking energy efficiency in our operations, we established a procedure to calculate the oxygen transfer rate in air diffusers dissolved in sewage treatment plants.  The project also aims to find the best cleaning period and when these devices would have to be replaced.  The tests conducted at our pilot sewage treatment plant were concluded in 2017. In 2018, we expect to conclude the evaluation of operational and quality results as well as the elaboration of technical reports in order to reach a final conclusion regarding the feasibility of replicating this technology in other sewage treatment plants.

In 2017, we signed a Term of Commitment with the Federal University of Minas Gerais (Universidade Federal de Minas Gerais – UFMG), through the university’s Department of Sanitary and Environmental Engineering, aiming to continue the project entitled “Evaluation of the potential energy utilization of biogas generated in anaerobic reactors as applied to domestic sewage treatment in Brazil” at the Várzea Paulista Sewage Treatment Plant. Measurements and assessments of biogas production are currently in process.

In 2017, we also signed a Memorandum of Understanding with ino3W Ltd. with the specific purpose of exchanging knowledge and experience aimed at potentially establishing a partnership in the area of technological development. Ino3W Ltd. hosts a platform on which large water and sanitation utility providers in several countries can collaborate to find efficient solutions through partnerships with global innovative technology providers, entrepreneurs and water and sanitation companies.

We also have developed custom made biofilters to reduce the odor from sewage pumping stations and sewage treatment plants.  Additionally, we have projects linked to the quality and treatment of water, including projects that focus on particularly hard to remove chemical components, and projects that focus on machinery used to control the water treatment process in our treatment plants.

In our sewage collection and treatment plants, we have projects that seek to automotize operational processes and develop alternative technologies not used or rarely used in Brazil, such as the use of ultraviolet technology in the disinfection of water planned to be re-used and the use of activated charcoal to minimize odors generated by the sewage collection process in cities.

We publish DAE Magazine, our company’s quarterly engineering journal which has now totaled over 200 editions since its inauguration. This journal’s publication began in 1936 under the title Bulletin of the Water and Sewage Department – RAE (Boletim da Repartição de Aguas e Esgotos – RAE). The journal has a specialized staff and is currently accredited by the Qualis / CAPES system under the category “B2.” Through the journal’s publication of technical and scientific articles on basic and environmental sanitation, we aim to ensure that improvements in processes, innovations and technological advances aid in the construction of universalized and sustainable sanitation, which in addition to the implementation of infrastructure, generate social-environmental solutions to improve the quality of life and health of the Brazilian population.

D.      Trend Information

Several factors may affect our future results of operations, liquidity and capital resources, including:

•         the interests of our controlling shareholder;

•         our potential corporate reorganization, as approved by State Law No. 16,525 on September 15, 2017;

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

•         the impact on our business of  lower water consumption practices adopted by our customers during the water crisis, which may remain in place despite the discontinuation of the measure we adopted to serve the São Paulo metropolitan region during the water crisis;

•         investments made, by some sectors, during the water crisis in search of alternative sources of supply, such as the drilling of artesian wells, the reuse of water and the use of rainwater;

•         the May 2017 renewal of the concession that regulates the volume of water that may be extracted from the Cantareira System, the main water system we use to serve the São Paulo metropolitan region, based on the volume of water available in the reservoirs divided into five tranches: (i) if the volume of water available is higher than 60% of the reservoirs’ capacity, we can draw up to 33m3/s; (ii) if the volume of water is between 40% and 60% of the reservoirs’ capacity, we can draw up to 31m3/s; (iii) if the volume of water is between 30% and 40% of the reservoirs’ capacity, we can draw up to 27m3/s; (iv) if the volume of water is between 20% and 30% of the reservoirs’ capacity, we can draw up to 23m3/s; and (v) if the volume of water available is lower than 20% of the reservoirs’ capacity, we can draw up to 15.5m3/s;

•         any measures that we may be required to take to ensure the provision of water to our customers; and

•         the formalization of agreements with certain of the municipalities we serve.

Some of these factors are described in more detail under “5.A. Operating and Financial Review and Prospects”.

In addition, you should read “3.D. Risk Factors” for a discussion of the risks we face in our business operations, which could affect our business, results of operations or financial condition.

E.      Off‑Balance Sheet Arrangements

We had no off‑balance sheet arrangements as of December 31, 2017.

F.       Tabular Disclosure of Contractual Obligations

Our debt obligations and other contractual obligations as of December 31, 2017 were as follows:

	Less than 1 year	1‑3 years	3‑5 years	More than 5 years	Total
	(in millions of reais)
Loans and financing	1,746.8	4,021.8	1,701.9	4,630.5	12,101.0
Estimated interest payments(1)	474.9	947.2	510.2	904.1	2,836.4
Accounts payable to suppliers and contractors	344.9	-	-	-	344.9
Services payable	408.3	-	-	-	408.3
Program contract commitments	128.8	108.1	16.8	16.0	269.7
Purchase obligations(2)	3,239.2	3,273.1	1,412.9	7,186.9	15,112.1
Total	6,342.9	8,350.2	3,641.8	12,737.5	31,072.4

(1)     Estimated interest payments on loans and financing were determined considering the interest rates as of December 31, 2017.  However, our loans and financing are subject to variable interest indexation and foreign exchange fluctuations, and these estimated interest payments may differ significantly from payments actually made.  The debt agreements have cross-default clauses.

(2)     The purchase obligations are the contractual obligations of investments and expenses.

We believe that we can meet the maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders.  Our borrowings are not affected by seasonality.  For information concerning the interest rates on our indebtedness outstanding as of December 31, 2017, see Note 16 to our financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016, 2015 included elsewhere in this annual report.

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

All the current members of our board of directors were elected at the annual shareholders’ meeting held on April 29, 2016, except for Francisco Luiz Sibut Gomide, who was elected at the annual shareholders’ meeting held on April 28, 2017 and Lucas Navarro, who was elected at a shareholders’ meeting held on August 21, 2017. The tenure of all the directors will end upon the election of members for the new term at the annual shareholders’ meeting to be held on April 17, 2018.  Currently, we have six members considered independent under the Novo Mercado rules.

Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  Its responsibilities include the establishment of policy and general orientation of our business, and the appointment and supervision of our executive officers.

The following are the names, ages, positions, dates of election and brief biographical descriptions of the current members of our board of directors elected at the shareholders’ meetings on April 29, 2016, April 28, 2017 and August 21, 2017:

Director	Age	Position	Date Elected
Benedito Pinto Ferreira Braga Junior	70	Chairman	April 29, 2016
Jerson Kelman	70	Member	April 29, 2016
Jerônimo Antunes	62	Independent Member *	April 29, 2016
Reinaldo Guerreiro	64	Independent Member *	April 29, 2016
Francisco Vidal Luna	71	Independent Member *	April 29, 2016
Luís Eduardo Alves de Assis	61	Independent Member *	April 29, 2016
Francisco Luiz Sibut Gomide	72	Independent Member *	April 28, 2017
Lucas Navarro Prado	37	Independent Member *	August 21, 2017

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

Jerônimo Antunes.  Mr. Antunes has been an independent member of our board of directors and Coordinator of the Audit Committee since April 2008.  He holds a Bachelor’s degree in Business Administration and Accounting and both a Masters’ degrees and a doctorate in Controllership and Accounting from the Business, Economics and Accounting School at the University of São Paulo (Universidade de São Paulo - USP).  He has been a professor of several MBA courses at the Foundation Institute of Accounting, Actuary and Financial Research (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FIPECAFI) and at the Foundation Institute of Administration (Fundação Instituto de Administração - FIA), among other institutions.  Mr. Antunes has acted as an independent auditor from 1977 to 2005 and as an expert and specialist in accounting examinations since 2005. He was a member of the board of directors and a member of Finance, Risks, and Contingencies committee of Paranapanema S.A. from October 2016 to August 2017 and he has been a member of the audit committee of Paranapanema S.A. since November 2017. He has been member of the audit committee of Desenvolve SP since April 2013 and was the president of its audit committee from April 2013 to February 2017. Since July 2015, he has been an independent member of the board of directors, a member of the audit committee (acting as president since September 2016) and a member of compensation and succession committee of Petróleo Brasileiro S.A. - Petrobras. He has been an independent member of the board of directors and the President of the audit committee of Petrobras Distribuidora S.A. since August 2016. Mr. Antunes has also been a member of the board of trustees of FIPECAFI since April 2017, and an alternate member of the fiscal council of Companhia Brasileira de Distribuição since April 2017. He is a member of IBGC and was an executive officer of the Institute of Accounting, Actuary and Financial Research (Instituto de Pesquisas Contábeis, Atuariais e Financeiras- IPECAFI), the Brazilian Institute of Independent Auditors (Instituto Brasileiro de Auditores Independentes – IBRACON) and the National Association of Executives in Finance, Administration and Accounting (Associação Nacional de Executivos de Finanças, Administração e Contabilidade– ANEFAC).

Reinaldo Guerreiro.  Mr. Guerreiro has been an independent member of our board of directors since January 2007 and a member of our Audit Committee from January 2007 to May 2017.  He holds a doctorate in Accounting and Controllership, a Master’s degree in Accounting and Controllership and a Bachelor’s degree in Accounting Sciences, all of them from the Business, Economics and Accounting School at the University of São Paulo (Universidade de São Paulo - USP).  Currently, he is a professor and Deputy Head of the Accounting Department at the Business, Economics and Accounting School at USP.  He has authored books in management accounting and has published various scientific articles in domestic and international magazines.  He is a specialized consultant in financial management.  Mr. Guerreiro has worked on various projects in the areas of financial management, costs, budget and IT in a variety of companies, such as Banco do Brasil, Caixa Econômica Federal, Previ and for the São Paulo Government - GESP.

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

Luís Eduardo Alves de Assis.  Mr. Assis has been an independent member of our Board of Directors since April 2014 and a member of our Audit Committee since September 30, 2016.  He holds a degree in Economics from the University of São Paulo (Universidade de São Paulo - USP), a Master’s degree from the State University of Campinas (Universidade Estadual de Campinas – UNICAMP) and an MBA from Scuola Superiore Enrico Mattei in Milan, Italy.  He was director of Monetary Policy of the Central Bank of Brazil and a professor in the Department of Economics at the Pontificial University of São Paulo (Pontifícia Universidade Católica de São Paulo - PUC-SP) and at the Getulio Vargas Foundation (Fundação Getulio Vargas - FGV-SP).  He has developed his long career in the financial market, having held the positions of Chief Economist and Investment Director at Citibank, Chief Executive Officer at HSBC Investment Bank Brasil, Chief Executive Officer at HSBC Asset Management, Chief Operating Officer at HSBC Bank Brasil, Senior Strategic Planning Executive at the HSBC Group in London and Local Director for Latin America at HSBC. Currently, he serves as the President of Fator Seguradora and as vice-president of the Fernand Braudel Institute of World Economics council. He also writes an opinion column for the newspaper O Estado de São Paulo.

Francisco Luiz Sibut Gomide   Mr. Gomide has been an independent member of our board of directors since April 2017 and was a member of our Audit Committee from May 2017 to August 2017. He holds a Bachelor’s degree in Civil Engineering and Economic Sciences from the Federal University of Paraná (Universidade Federal do Paraná) and a PhD in Hydrology and Water Resource from the Colorado State University. He was Minister of Mines and Energy in 2002, President of ESCELSA – Espírito Santo Centrais Elétricas S.A. between 1995 and 2001, President of the Energy Company of Mato Grosso do Sul between 1997 and 2001, General Manager of Itaipu Binacional between 1993 and 1995. Mr. Gomide was also a professor at the Federal University of Paraná (Universidade Federal do Paraná) from 1970 to 1995 and the President and Chief Financial Officer of the Energy Company of Paraná (Companhia Paranaense de Energia – Copel) between 1986 and 1993 and from 1983 to 1985, respectively. He was also a hydraulic engineer at the Energy Company of Paraná between 1969 and 1982.

Lucas Navarro Prado. Mr. Prado has been an independent member of our board of directors and a member of our Audit Committee since August 2017. He holds a law degree from the University of São Paulo (Universidade de São Paulo - USP) and a master’s degree in Corporate Finance and Investment Banking from the University of São Paulo’s Business Institute Foundation (FIA-USP).  From 2005 to 2007, he served as the advisor to the public-private partnership division of the Planning, Budget and Management Ministry of Brazil.  Mr. Prado served as an advisor to SABESP’s CEO between 2007 and 2009 and as the head of SABESP’s legal department between 2009 and 2011.

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

The following are the names, ages, positions, dates of election and brief biographical descriptions of our board of executive officers:

Executive Officer	Age	Position	Date Elected
Jerson Kelman	70	Chief Executive Officer	June 22, 2017
Manuelito Pereira Magalhães Junior	50	Corporate Management Officer	June 22, 2017
Rui de Britto Álvares Affonso	60	Chief Financial Officer and Investor Relations Officer	June 22, 2017
Paulo Massato Yoshimoto	65	Metropolitan Region Officer	June 22, 2017
Luiz Paulo de Almeida Neto	61	Regional Systems Officer	June 22, 2017
Edison Airoldi	61	Technology, Enterprises and Environment Officer	June 22, 2017

Jerson Kelman.  See above “—Board of Directors”.

Manuelito Pereira Magalhães Júnior.  Mr. Magalhães has been our Corporate Management Officer since February 2011.  He holds a degree in Economic Sciences from the State University of Campinas (Universidade Estadual de Campinas – UNICAMP).  Mr. Magalhães was a member of our board of directors from January 2007 to February 2011. From 2009 to 2011 he was the Chief Executive Officer of Empresa Paulista de Planejamento Metropolitano – EMPLASA.  From 2006 to 2009 he was the Secretary of Planning of the Municipality of São Paulo and from 2005 to 2006 he was the Deputy Secretary of the Planning Secretariat.  From 2003 and 2004 he was Ombudsman of the National Supplementary Health Agency.  From 1998 to 2002, he was the special advisor of the Ministry of Health. He was also a parliamentary advisor in the Federal Senate from 1997 to 1998.

Rui de Britto Álvares Affonso.  Mr. Affonso has been our Chief Financial Officer and Investor Relations Officer since July 2003.  Mr. Affonso holds a PhD and a Master’s degree in Economics from the State University of Campinas (Universidade Estadual de Campinas – UNICAMP), and a degree in Economics from the University of São Paulo (Universidade de São Paulo - USP).  He has been a professor at UNICAMP since 1986, a professor at the Business, Economics and Accounting School of USP from 1983 to 1989, and a Director of Public Economy at the Foundation of Administrative Development (Fundação do Desenvolvimento Administrativo) from 1994 to 2003.  He also represented Brazil on the board of directors of the Forum of Federations, a non‑governmental entity located in Canada, from 2000 to 2006.  Mr. Affonso has also held several positions in state government.

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

In 2017, 2016 and 2015, the aggregate compensation, including benefits in kind granted that we paid to members of our board of directors, board of executive officers and fiscal committee for services in all capacities were R$4.4 million, R$4.4 million and R$4.6 million, respectively.

The tables below sets forth the breakdown of the total compensation received by our directors and members of our board of executive officers and fiscal committee and other data related to their compensation for the periods indicated:

	Year ended December 31,
	2017	2016	2015
	(in thousands of R$, except where indicated otherwise)
Total compensation per administrative body
Board of directors	848	923	1,139
Board of executive officers	3,208	3,184	3,135
Fiscal committee	313	299	324
Total amount of compensation	4,369	4,406	4,598
Number of members (in individuals)
Board of directors	7	8	10
Board of executive officers	6	6	6
Fiscal committee	5	5	5
Fixed annual compensation
Salary
Board of directors	659	710	878
Board of executive officers	1,856	1,877	1,781
Fiscal committee	247	243	252
Direct and indirect benefits
Board of directors	189	213	262
Board of executive officers	796	812	833
Fiscal committee	66	56	72
Variable compensation
Bonus
Board of directors	-	-	-
Board of executive officers	556	494	521
Fiscal committee	-	-	-
Maximum amount of compensation
Board of directors	156	157	157
Board of executive officers	691	618	581
Fiscal committee	62	61	66
Minimum amount of compensation
Board of directors	96	96	96
Board of executive officers	439	420	494
Fiscal committee	62	51	64
Average amount of compensation
Board of directors	121	114	114
Board of executive officers	535	531	489
Fiscal committee	62	61	60

Profit Sharing and Pension Plans

We have established a pension and benefit fund (Fundação SABESP de Seguridade Social), or SABESPREV, to provide our employees with retirement and pension benefits.  This pension plan provides benefit payments to former employees and their families.  Both we and our employees make contributions to the pension plan under SABESPREV, which we called as plan G1.  Our total contributions to the pension plan totaled R$48.7 million, R$24.3 million and R$23.7 million in 2017, 2016 and 2015, respectively.  In addition to the pension plan under SABESPREV, we are also required to pay supplemental pension payments relating to the employment contract of certain employees prior to the creation of SABESPREV, which we called as plan G0.  Based on independent actuarial reports, as of December 31, 2017, our obligation under these both plans (G0 and G1) totaled R$2,932.3 million.  For further information on our pension plans see Note 20 to our financial statements included in this annual report.

Beginning in 2008, payments under the profit‑sharing plan were based both on general goals that evaluate us as a whole and on other goals that evaluate the performance our different business units.  Payments are proportionally reduced annually if the goals are not completely achieved.

We recorded profit‑sharing expenses of R$94.4 million, R$83.7 million and R$76.6 million in 2017, 2016 and 2015, respectively.  We do not have a stock‑option plan for our employees.

C.      Board Practices

The members of our board of directors are elected at an annual shareholders’ meeting to serve a renewable two‑year term.  Our next annual shareholders’ meeting will be held on April 27, 2018.  Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  See “Item 6.A. Directors and Senior Management—Board of Directors”.

Our board of executive officers is composed of six executive officers appointed by our board of directors for a renewable two‑year term.  Although our bylaws provide that the meetings of our board of executive officers shall be held at least twice a month, meetings are held on a weekly basis.  See “Item 6.A. Directors and Senior Management—Board of Executive Officers”.

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

The following are the names, ages, position, date of election and brief biographical descriptions of the current and alternate members of our fiscal committee:

Fiscal Committee Members	Age	Position	Date Elected
Humberto Macedo Puccinelli	60	Member	April 28, 2017
Joaldir Reynaldo Machado	69	Member	April 28, 2017
Pablo Andres Fernandez Uhart	44	Member	April 28, 2017
Rui Brasil Assis	63	Member	April 28, 2017
Alexandre Pedercini Issa	36	Member	April 28, 2017
Rogério Mário Pedace	55	Alternate	April 28, 2017
Geraldo José Sertório Collet Silva	67	Alternate	April 28, 2017
Kelly Lopes Lemes	42	Alternate	April 28, 2017
César Aparecido Martins Louvison	57	Alternate	April 28, 2017
Leticia Pedercini Issa Maia	37	Alternate	April 28, 2017

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

Pablo Andres Fernandez Uhart. Mr. Uhart has been a member of our fiscal committee since April 2017. He holds a Bachelor’s degree in Public Administration from the Getulio Vargas Foundation (Fundação Getúlio Vargas – FGV - SP) and an MBA from the Pontifical Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro – PUC - RJ). He also was an advisor to the São Paulo State Secretary (Secretaria da Fazenda do Estado de São Paulo – FESP) and has more than twenty years of experience in finance, having held the positions of Corporate Controller, Regional Head (Latin America) of Treasury Center and Corporate Finance, and Advisor & Risk Manager at Nestlé from 1995 to 2013.

Rui Brasil Assis.  Mr. Assis has been a member of our fiscal committee since April 2014.  He holds a degree in Civil Engineering from Escola de Engenharia de Lins.  In the public sector, he worked for Lins City Hall from 1980 to 1983, the Water and Electricity Department from 1983 to 1999, the Water Resources, Sanitation and Construction Secretariat from 1999 to 2003, the Energy, Water Resources and Sanitation Secretariat from 2003 to 2007, the Energy Secretariat from 2007 to 2010 and the Sanitation and Water Resources Secretariat since 2011.  Mr. Assis has been a member of the fiscal committee of the Foundation Hydraulic Technology Center (Fundação Centro Tecnológico de Hidráulica) since 2014. He has also served as a member of the deliberative council of the Foundation Agency of Alto Tietê Water Basis (Fundação Agência de Bacia Hidrográfica do Alto Tietê) from 2006 to 2014 and since 2017. Mr. Assis was a member of the fiscal committee of EMAE from 2007 to 2011, the board of directors of the Association for Water Management of the Paraíba do Sul River Basin (AGEVAP) from 2003 to 2006 and the board of directors of the Companhia Ambiental do Estado de São Paulo -CETESB from 1999 to 2007.

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

Rogério Mário Pedace. Mr. Pedace has been a member of our fiscal committee since April 2017. He holds a Bachelor’s degree in Data Processing from the Mackenzie Presbyterian University (Universidade Presbiteriana Mackenzie) and also a Master’s degree from the Armando Álvares Penteado Foundation (Fundação Armando Álvares Penteado – FAAP/CENAP). He has been the Corporate Management Director of the Securitization Company of the State of São Paulo (Companhia Paulista de Securitização – CPSEC) since February 2017 and is currently the coordinator of Personnel Management for the Treasury Office of the State of São Paulo. Mr. Pedace has more than twenty years of experience in Human Resources, and worked at Hay Group (Hay do Brasil Consultores Ltda) from 1997 to 2016, as a Consulting Director of key accounts, retail and public sectors.

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

The following are the names, positions and dates of election of the members of our audit committee:

Director	Position	Date Elected
Jerônimo Antunes	Coordinator and Financial Expert	May 12, 2016
Lucas Navarro Prado	Member	August 24, 2017
Luís Eduardo Alves de Assis	Member	September 30, 2016

Regulatory Affairs Committee

Our bylaws provide for a regulatory affairs committee to be comprised of our Chief Executive Officer, Chief Financial Officer and Investor Relations Officer, Metropolitan Officer, and Regional System Officer.  The regulatory affairs committee is responsible for defining our regulatory directives, strategies and guidelines and coordinating our regulatory affairs department, under the directives of our board of directors.

The Chief Executive Officer acts as chairman of our regulatory affairs committee and is responsible for proposing its internal regulations to be approved by the committee.  Pursuant to our bylaws, the head of regulation shall be the executive secretary of the committee.

Under our bylaws, the resolutions of our regulatory affairs committee shall be binding and our executive board shall be entitled to implement them in the scope of its jurisdiction.  According to our bylaws, meetings of our Regulatory Affairs Committee are to be held at least once a month, if ordinary, and when extraordinary can be called by any of our committee’s members. However, in 2015, no meetings of the Regulatory Affairs Committee were conducted due to the redirectioning of efforts of our Board of Executive Officers and other members of our Company in the efforts to mitigate the effects of the water crisis.  In May 2016, the Regulatory Affairs Committee met for the first time since the water crisis.  In total, six meetings were held in 2016. In 2017, the Regulatory Affairs Committee held meetings in January and February, after which regulatory affairs matters were handled in the weekly meetings of the Board of Directors. In our next annual shareholders’ meeting, to be held on April 27, 2018, a proposal to amend our bylaws in order to terminate the Regulatory Affairs Committee will be presented.

D.      Employees

As of December 31, 2017, we had 13,672 full‑time employees.  On December 31, 2017, we had 910 interns and 540 apprentices (aprendizes), as defined by Federal Law No. 10,097/2000, dated December 19, 2000, as amended.

The following table sets forth the number of our full‑time employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2017	2016	2015
Number of employees by category of activity:
Projects and operations	9,176	9,456	9,489
Administration	2,147	2,220	2,211
Finance	387	424	440
Marketing	1,962	2,037	2,083
Number of employees by corporate division:
Head office	1,342	1,389	1,377
São Paulo metropolitan region	6,353	6,634	6,612
Regional Systems	5,977	6,114	6,234
Total number of employees	13,672	14,137	14,223

The average tenure of our employees is approximately 48 years.  We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security.  We believe that our relations with our employees are generally satisfactory.

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

The collective bargaining agreement signed in 2017 resulted in: (i) a salary increase of 3.7% (which corresponds to the inflation adjustment for the period); (ii) a 7.1% increase in meal vouchers; (iii) a 36.1% increase in food assistance; (iv) a 8.39% increase in nursery stipends; (v) maintenance of the clause from the 2016/2017 collective bargaining agreement which guarantees the employment of 98% of our employees; and (vi) maintenance of the Christmas food stipend on an exceptional basis.

We experienced a two day strike in 2013, which did not interrupt the essential services that we provide.  In 2017, 2016, 2015 and 2014 there were no strikes. Under Brazilian law, our non‑administrative employees are considered “essential employees” and, therefore, are limited in their right to strike.

E.      Share Ownership

As of April 19, 2018, none of our directors and executive officers owned any of our common shares. See “Item 7.A. Major Shareholder” for more information.

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

The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of April 2, 2018:

	Common shares
	Shares	%
State of São Paulo	343,528,563	50.3%
Directors and executive officers of Sabesp	-	-
Lazard Asset Management	34,596,179	5.1%
Others	305,385,127	44.6%
Total(1)	683,509,869	100.0%

(1)     As of April 2, 2018, 49.7% of our outstanding common shares were held by 5,324 registered shareholders in Brazil.

As of April 2, 2018, 19.4% of our outstanding common shares were held in the United States, in the form of ADSs.  According to the ADS depositary’s records, which contain information regarding the ownership of our ADSs, there were, on March 31, 2018, 31 record holders of ADSs in the United States.

On May 12, 2017, we announced that the State of São Paulo’s Privatization Program Board, established by State Law No. 9,361/1996, dated as of July 5, 1996, resolved to take the following measures:

                 (i).            to proceed with studies aiming to provide alternatives to our current capitalization model;

               (ii).            the hiring of the International Finance Corporation, a member institution of the World Bank Group; and

              (iii).            the conclusion of an agreement between us and the São Paulo State Government, through the Secretariat of Sanitation and Water Resources and the Secretariat of Finance, to delineate the scope of the International Finance Corporation’s hiring and to govern the relationship between the contracting parties, including the proportional reimbursement of expenses.

The proposed capitalization plan provides for the creation of a new parent company to which the State of São Paulo would transfer all of its ownership interest in us, thus maintaining direct control over our operations through this new parent company. In the process, institutional investors may be invited to participate in the new company’s capital, but the State of São Paulo will in any case retain sufficient shareholding interest to exercise corporate control, as required by law

In September 2017, the State of São Paulo obtained approval for State Law No. 16,525/2017, which authorizes the State of São Paulo to set up a controlling company to hold all of the shares that the State of São Paulo holds in our company. Once formed, this controlling company will control our company, pursuant to the provisions of Art. 116 of the Brazilian Corporate Law. State Law No. 16,525/2017 allows other minority shareholders, including private companies and state companies, to hold shares of the controlling company, provided that the State of São Paulo holds the majority of the common shares of the controlling company. On March 9, 2018, the State of São Paulo received a letter from a group of investors expressing interest in acquiring shares of the controlling company. This letter is being assessed by the State Privatization Program’s Board (Conselho Diretor do Programa Estadual de Desestatização - CDPED), which has authority over our corporate reorganization, including the formation of the controlling company. The transaction proposed in the letter relates only to shares of the controlling company level and therefore would not affect the corporate control of our company, which will remain held by the State of São Paulo. The identity of the investors and the content of the letter remain confidential in accordance with the rules applicable to the administrative procedure established by CDPED for the purposes of operation.

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

Rendering Services

We provide water and sewage services to the federal government, state and municipal governments and government entities in the ordinary course of our business.  Gross revenue from sales to the State, including State entities, totaled R$463.0 million in 2017, R$445.7 million in 2016 and R$357.5 million in 2015.  Our accounts receivable from the State for sanitation services totaled R$106.0 million and R$77.4 million, as of December 31, 2017 and 2016, respectively.  In addition, as required by law, we invest our cash and cash equivalents with government financial institutions.

Payment of Pensions

Pursuant to a law enacted by the State, certain former employees of some State owned companies that provided services to us in the past and later merged to form our Company acquired a legal right to receive supplemental pension benefit payments.  These rights are referred to as “Plan G0”.  These amounts are paid by us, on behalf of the State, and are claimed by us as reimbursements from the State, as primary obligor.  In 2017, 2016 and 2015, we made payments to former employees of R$179.5 million, R$178.7 million and R$158.9 million, respectively, in respect of Plan G0.  The State made reimbursements in 2017, 2016 and 2015 in the amounts of R$192.9 million, R$139.5 million and R$121.7 million, respectively.

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

The principal amount is payable in 180 installments, as follows:

•         The first 24 installments were settled by an immediate transfer of 2,221,000 preferred shares issued by the São Paulo Company of Electric Power Transmission (Companhia de Transmissão de Energia Elétrica Paulista - CTEEP), totaling R$87.2 million, based on the share closing price as of March 17, 2015. As of April 20, 2016, the Company sold these shares for R$111.1 million; and

•         The amount of R$609.1 million, payable in 156 monthly installments, was adjusted by IPCA until the initial payment date on April 5, 2017, after which installments are adjusted by IPCA plus simple interest of 0.5% per month.

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

In addition to the Undisputed Reimbursement Amount, there is an outstanding balance relating to the Disputed Reimbursement Amount.  As of December 31, 2017, the Disputed Reimbursement Amount amounted to R$1,021.7 million, but due to the uncertainty regarding the recovery of the amount our management decided not to recognize the reimbursements. See Note 10 to our financial statements included in this annual report regarding the Disputed Reimbursement Amount.  We and the State have agreed that the dispute relating to the Disputed Reimbursement Amount will not prevent us from carrying out the commitments made in the December 2001 agreement.

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

Finally, the third amendment to the December 2001 agreement established that the Public Attorney’s Office of the State of São Paulo, or the Public Attorney’s Office, would issue a revised interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount.  At that time, we believed that the Public Attorney’s Office would issue a revised interpretation which would have helped us bring the negotiations with the State to a conclusion.  However, contrary to our expectations, the Public Attorney’s Office interpretation of the calculation and eligibility criteria applicable to the Disputed Reimbursement Amount refuted the reimbursement of the largest portion of this amount.  As of December 31, 2017, we had made a provision of R$2,543.9 million in our pension obligations accounts in respect of the pension benefit obligation of Plan G0.

Even though the negotiations with the State are still progressing, we cannot assure you that we will recover the receivables related to the Disputed Reimbursement Amount.

We will not waive the receivables from the State to which we consider ourselves to be legally entitled.  Accordingly, we will take all possible actions to resolve the issue at all administrative and court levels.  Should this conflict persist, we will take all the necessary actions to protect our interests.  On March 24, 2010, we sent to the controlling shareholder the official letter approved by our executive committee, proposing that the matter be discussed at the B3 Arbitration Chamber.  In June 2010, we sent a settlement proposal to the Secretary of Treasury, which was denied, and on November 9, 2010, we filed a civil lawsuit against the State of São Paulo seeking full reimbursement of the amounts paid as benefits granted by Law No. 4,819/1958.  Regardless of the civil lawsuit, we will continue to actively seek a settlement with the State government.

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

In January 2018, the second step of our Second Ordinary Tariff Revision was initiated.  In this review, the possibility of including the average tariff in the portion related to transfers to municipal funds, as is the case with the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure, is being discussed.  The outcome of the second part of our Second Ordinary Tariff Revision is expected to be available in May 2018.

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

For more information on the aforementioned loans, see “Item 5.B. Liquidity and Capital Resources—Indebtedness Financing”.

Use of Reservoirs

We draw water for use in the São Paulo metropolitan area from the Guarapiranga and Billings reservoirs.  We do not pay any fees for the use of these reservoirs, although we are responsible for maintaining them and funding their operating costs.  The State incurs no operating costs on our behalf.

EMAE, a company that is also controlled by the State of São Paulo, has a concession to produce hydroelectric energy using water from the same reservoirs.  EMAE commenced various lawsuits against us in the past seeking compensation for the water we draw from these reservoirs.  Those lawsuits have now been settled by way of an agreement between EMAE and our company.

The settlement agreement settled the compensation arrangements between EMAE and our company regarding compensation for our capture and use of the water on the one hand, as well as apportionment of the maintenance, operation and monitoring costs for the reservoirs on the other hand.  It requires us to pay the following amounts to EMAE:

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

On April 11, 2016, we were also named in a separate lawsuit commenced by minority shareholders of EMAE against the State of São Paulo, as controlling shareholder of EMAE.  The minority shareholders are seeking an order to require the State to stop us from drawing water from the reservoirs without paying compensation to EMAE, and to allow EMAE to pump water from the reservoirs for its hydroelectric facility.  The plaintiffs allege that the State, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE’s detriment and in favor of our company.  The settlement agreement between EMAE and us will not necessarily put an end to this separate lawsuit.

In addition, on August 7, 2017 we were named in a new lawsuit against us, EMAE and ANEEL, brought by Alvaro Luiz de Lima de Alvares Otero, another minority shareholder of EMAE, requesting the annulment of ANEEL’s order approving the settlement agreement mentioned above, as well as the condemnation of SABESP for indemnifying EMAE for damages suffered by EMAE. The plaintiff alleges that the order is illegal and harmful, jeopardizing the operational viability of the Henry Borden hydroelectric power plant, as well as the energy security of the State of São Paulo, the Southeast region of Brazil and Brazil as a whole. The judge dismissed this lawsuit without judgment on the merits, but this decision remains subject to appeal.

If one of the ongoing lawsuits by minority shareholders of EMAE requires the State to make a different decision regarding water use, our ability to draw water from the Guarapiranga and Billings reservoirs may be compromised.  If we were no longer able to draw water from these reservoirs, we would have to transport water from locations farther away, which would increase our water transportation costs and may affect our ability to provide adequate service in the region.

Agreements with Lower Tariffs

We have entered into agreements with public entities, including State entities and municipalities, which manage approximately 8,914 properties.  Under these agreements, these public entities pay a different tariff which is approximately 25.0% lower than the tariff that applies for the public entities that have not entered into these agreements, provided such entities implement our Program for Rational Use of Water (Programa de Uso Racional da Água – PURA), which has a fixed target for reduction or maintenance of water consumption, according to technical evaluations carried out by us.  These agreements are valid for a 12‑month term with automatic renewal for equal periods.  Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

Personnel Assignment Agreement among Entities Related to the State Government

We have personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed.  The expenses related to personnel assigned by us to other state government entities in 2017, 2016 and 2015 amounted to R$9.9 million, R$10.4 million, R$10.5 million, respectively.

There were no expenses related to personnel assigned by other entities to us in 2017. The expenses related to personnel assigned by other entities to us totaled R$0.01 million in 2016 and R$0.3 million in 2015.

Services Obtained from State Government Entities

As of December 31, 2017 and 2016, we had an outstanding amount payable of R$1.4 million and R$1.9 million, respectively, for services rendered by São Paulo State government entities, including the supply of electric power by the Energy Company of São Paulo (Companhia Energética de São Paulo –CESP).

Non‑operating Assets

We lend land, free of charge, to DAEE.  Such non‑operating assets totaled R$1.0 million as of December 31, 2017 and 2016.

Transactions with SABESPREV Pension Fund

SABESPREV is a pension fund we established to provide our employees with retirement and pension benefits.  The assets of SABESPREV are independently held, but we nominate 50.0% of SABESPREV’s board of directors, including the chairman of the board, who has the deciding vote pursuant to the applicable legislation.  Both we and our employees make contributions to SABESPREV pension plans.  We contributed R$19.2 million, R$10.8 million and R$9.5 million in 2017, 2016 and 2015, respectively.  On May 29, 2001, a federal law was enacted which, among other provisions, limits the amount mixed capital companies, like us, may contribute to their pension plans.  Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of these plans.

Our original pension plan (the Defined Benefit Plan) has an actuarial deficit.  We have commenced studies to manage this deficit and have also created a new, Defined Contribution Plan (SABESPREV Mais).  Our new plan was approved by Previc in June 2010, after which our old plan stopped accepting new members.  Contributions to the new plan are also shared between plan members and Sabesp, and benefits are established based on the balance of the individual member’s account when payment on his or her benefit begins.  This balance consists of contributions and profitability obtained when applying resources.  We intended to have members of the old plan migrate their reserves to the new plan.  This migration was interrupted by a judicial order as a result of proceedings brought by representative entities for our employees and ex‑employees.  In October 2010, the judge presiding over the case pronounced in an interim decision that people and reserves were not allowed to migrate between the plans until a further decision was made.  This decision also prevents the plan from charging contributions to account for the deficit for those who remained covered by the original plan.  In September 2012, the judge presiding over the case ordered a financial expert inspection and in early 2013 a financial expert was appointed to the case.  The results of this inspection were unfavorable to the representative entities for our employees and ex‑employees and in 2016 the proceeding was dismissed, revoking the interim decision made in October 2010.

In 2016, participants were again offered the ability to migrate according to the rules established by the regulatory authority.   The Retiree and Pensioneer Association filed a judicial proceeding questioning the amounts that were transferred from the benefits plan to the individual accounts of the participants who migrated to the Defined Contribution Plan.  On March 14, 2018, the judge presiding over the case held that the adjustment of the Defined Benefit Plan’s actuarial defecit was permitted and terminated the lawsuit related to the migration process of members from the Defined Benefit Plan to the Defined Contribution Plan.

Compensation of Management

The compensation paid by us to the members of our board of directors, board of executive officers and fiscal committee amounted to R$3.8 million, R$3.9 million and R$4.1 million in 2017, 2016 and 2015, respectively, and it refers to salaries and other short‑term benefits management.  An additional R$0.6 million, R$0.5 million and R$0.5 million related to the bonus program was accrued to executive officers in 2017, 2016 and 2015.

For further information on management compensation, see “Item 6.B. Directors and Senior Management—Compensation”.

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

The table below summarizes the terms of those agreements at December 31, 2017:

Companies	Principal disbursed	Interest balance	Total	Interest rate	Maturity
Attend Ambiental S.A.	5,400	3,877	9,277	SELIC + 3.5% p.a.	(1)
Aquapolo Ambiental S.A.	5,629	5,209	10,838	CDI + 1.2% p.a.	(2)
Aquapolo Ambiental S.A.	19,000	11,502	30,502	CDI + 1.2% p.a.	(3)
Total	30,029	20,588	50,617	-	-

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

(2)     The R$5.7 million loan agreement originally expired on April 30, 2016. As of February 10, 2016, an amendment to the agreement changed the payment schedule for four annual installments, the first of which matures on December 30, 2018 and the last of which matures on December 30, 2021.

(3)     The loan agreement totaling R$19 million originally matured on April 30, 2015, but was extended to October 30, 2015, and on November 25, 2015 a new amendment changed the payment schedule for three annual installments, the first of which matures on December 30, 2021 and the last of which matures on December 30, 2023.

The amount disbursed is recognized as assets, under “Other receivables,” in the amount of R$1.8 million in current assets and the amount of R$48.8 million in noncurrent assets. As of December 31, 2017, the total principal and interest due under these loan agreements is R$50.6 million.  The nonpayments reduced our financial income by R$5.0 million in 2017.

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

As of December 2017, we had completed approximately 23.5 thousand sewage connections under the Pró-Conexão program.

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

Although we are not able to predict the final outcome of these lawsuits, we believe that the outcome, if unfavorable to us, may have a material adverse effect on us. We recognize provisions for classify certain of these proceedings as defined in Note 3.15 to our financial statements included in this annual report. As of December 31, 2017 we have provisions totaling R$160.4 million for the matters stated in Note 19 to our financial statements included in this annual report.

Other Legal Proceedings

The Civil Entity Coordination Committee of Piracicaba  on December 30, 2003  filed a civil public action against us, the National Water Agency and the State of São Paulo Treasury Department seeking, among other claims for relief:  (i) the termination of use of 31 m3/s of water from one of the municipality’s reservoirs; (ii) the creation of a schedule to regulate water use and withdrawal from the Piracicaba river basin by the Cantareira system to eliminate possible damage to populations downstream; and (iii) the development of an environmental impact study on the Cantareira system evaluating the impact of water use and withdrawal on the various basins that constitute the system.  In August 2012, this civil public action was decided favorably for us in two lower courts, and the plaintiff’s appeal to a higher court seeking special and extraordinary recourse was denied based on inadmissibility.  We are currently awaiting a court decision on the action brought by the plaintiff against the decisions of inadmissibility cited.  The amount involved in this proceeding as of December 31, 2017 is R$24.9 billion. We have assessed that we do not have a current obligation as a result of a past event, and accordingly have not made any provisions.

The Public Prosecutor’s Office of the State of São Paulo on November 30, 2012 filed a civil public action against us seeking:  (i) the nullification of the contract we entered with the Municipality of São Paulo on June 23, 2010 regarding the service of water supply and sewage services; (ii) our exclusion from the B3’s Corporate Sustainability Index; and (iii) sewage treatment coverage of the entire Municipality of São Paulo by 2018.  The plaintiff’s request for an injunction was denied, and the courts maintained this decision after we presented our defense.  On November 18, 2014, the case was dismissed in the first instance, and the plaintiff then appealed this dismissal.  We are currently waiting the court’s ruling on the appeal.  The amount involved in these proceedings is R$15.9 billion as of December 31, 2017.  We have assessed that we do not have a current obligation as a result of a past event, and accordingly have not made any provisions.

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

We are required to maintain a legal reserve, to which we must allocate 5.0% of net profits for each fiscal year until the amount for such reserve equals 20.0% of our paid‑in capital.  However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30.0% of our capital.  Net losses, if any, may be offset against the legal reserve.  As of December 31, 2017, 2016 and 2015 the balance of our legal reserve was R$1,058.3 million, R$923.3 million and R$785.0 million, respectively, which was equal to 10.6%, 9.3% and 7.8%, respectively, of our capital.

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

Under Brazilian Corporate Law, any company may authorize in its bylaws the creation of a discretionary reserve.  Bylaws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve.  We may also allocate a portion of our net profits for discretionary allocations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by management and approved by our shareholders.  Under Law No. 10,303/2001 of October 31, 2001, as amended, capital budgets for more than one year must be revised at each annual shareholders’ meeting.  After completion of the relevant capital projects, we may retain the allocation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings.  As of December 31, 2017, 2016 and 2015 we had an investment reserve of R$6,939.3 million, R$5,249.8 million and R$3,273.6 million, respectively.

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

Dividends and interest on shareholders’ equity over the minimum established in a company’s bylaws are recognized when approved by the shareholders in the general meeting.  Consequently, the amounts recognized as of December 31, 2017 correspond to the minimum established by law of 25.0% of the net income and the difference of R$703.9 million will be recorded in 2018 after the annual shareholders’ meeting.

Distributions of dividends

The following table sets forth the distributions of dividends that we made to our shareholders in respect of our 2017, 2016 and 2015 earnings.  All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Year ended December 31,	Aggregate amount proposed	Payment Dates	Payment per share	Payment per ADS
	(in millions of reais)			(in reais)
2017	703.9	*	1.03	1.03
2016	823.5	June 27, 2017	1.20	1.20
2015	149.9	June 28, 2016	0.22	0.22

*       We recorded dividends in the amount of R$598.3 million, which pursuant to our bylaws is our minimum dividend amount.  The dividends will be paid within 60 days after the annual general meeting, which will be convened on April 27, 2018.

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

ITEM 9.            THE OFFER AND LISTING

A.      Offer and Listing Details

Market Price of Common Shares

Our common shares have been listed on the B3 under the symbol “SBSP3” since June 4, 1997 and, starting on April 24, 2002, have been included in the Novo Mercado segment of that exchange.  As of December 31, 2017, we had 5,532 registered holders of common shares.

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

The table below sets forth, for the periods indicated, the reported high and low closing sale prices in reais for common shares on the B3.  The table also sets forth prices per ADS assuming that ADSs had been outstanding on all such dates and translated into U.S. dollars at the commercial market rate for the sale of U.S. dollars for each of the respective dates of such quotations.  In addition, the table sets forth the average daily trading volume for our common shares.

	Reais per common share		U.S. dollar equivalent per ADS(1)
	Low	High	Low	High	Average daily trading volume
2018
January	33.24	36.89	10.24	11.65	941,119.05
February	33.34	38.30	10.16	11.83	1,388,138.89
March	34.11	38.75	10.22	11.77	1,827,938.10
April (through April 19)	33.28	34.82	9.71	10.25	1,576,621.43
2017	27.56	35.38	8.39	11.17	1,612,447.56
First Quarter	28.37	34.38	8.67	11.17	1,531,091.94
Second Quarter	27.56	34.14	8.39	11.04	1,881,845.90
Third Quarter	30.12	35.38	9.42	11.17	1,487,653.13
Fourth Quarter	28.46	34.52	8.69	10.87	1,554,779.66
2016	16.62	33.70	4.11	10.51	1,973,766
First Quarter	16.62	21.32	4.11	5.27	1,551,121
Second Quarter	25.59	29.08	7.12	9.06	2,469,756
Third Quarter	28.39	31.49	8.50	9.58	1,450,438
Fourth Quarter	26.58	33.70	7.98	10.51	1,688,341
2015	13.25	20.29	5.10	5.45	1,341,147
First quarter	13.25	19.40	5.10	6.10	1,474,031
Second quarter	15.74	19.65	5.07	6.46	1,314,025
Third quarter	14.50	18.99	4.09	5.92	1,273,028
Fourth quarter	16.00	20.29	4.02	5.45	1,306,283
2014	15.98	25.96	5.83	10.83	1,432,670
First quarter	19.61	25.96	8.37	10.83	1,605,502
Second quarter	19.60	24.35	8.81	10.81	1,386,168
Third quarter	19.30	23.97	8.47	10.78	1,398,368
Fourth quarter	15.98	20.50	5.83	8.07	1,343,589
2013	19.55	32.13	8.15	15.95	1,373,958
First quarter	85.00	96.40	41.90	47.87	557,193
Second quarter(2)	20.40	31.38	9.06	15.66	1,755,594
Third quarter	19.55	23.96	8.15	10.76	1,719,845
Fourth quarter	21.40	26.55	9.70	11.28	1,401,226

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

The table below sets forth, for the periods indicated, the reported high and low closing prices for our ADSs on the NYSE.

	Price in U.S. dollars per ADS
	Low	High	Average daily trading volume
2018
January	10.23	11.47	1,339,008.90
February	10.14	11.72	1,488,394.58
March	10.32	11.78	2,339,937.38
April (through April 19)	9.74	10.43	1,500,704.21
2017	8.39	11.20	1,772,612.49
First quarter	8.81	11.13	1,521,757.65
Second quarter	9.47	11.20	1,802,381.29
Third quarter	9.47	11.20	1,802,381.29
Fourth quarter	8.73	10.81	1,652,643.25
2016	4.07	10.52	2,317,594
First quarter	4.07	6.64	2,079,094
Second quarter	5.45	6.65	2,571,512
Third quarter	6.12	9.71	2,680,041
Fourth quarter	7.89	10.52	1,774,031
2015	3.57	6.56	2,300,672
First quarter	4.86	6.39	2,987,516
Second quarter	5.00	6.56	2,212,398
Third quarter	3.57	5.93	2,299,456
Fourth quarter	3.88	5.38	1,734,132
2014	5.86	10.93	2,554,714
First quarter	8.39	10.83	2,781,129
Second quarter	8.86	10.93	2,281,039
Third quarter	8.11	10.86	2,197,585
Fourth quarter	5.86	8.56	2,965,438
2013	41.60	48.63	490,280
First quarter(1)	9.33	15.88	1,649,436
Second quarter(2)	8.38	10.82	2,055,875
Third quarter	9.76	11.45	1,725,844
Fourth quarter	41.60	48.63	490,280

(1)     After January 23, 2013 our common shares have traded considering the ratio change.  On April 22, 2013 our shareholders approved a stock split, following which each common share represented three new common shares.

(2)     After April 29, 2013 our ADSs are traded considering the stock split.

B.      Plan of Distribution

Not applicable.

C.      Markets

Trading on the Brazilian Stock Exchange

The preferred shares and common shares are traded on the B3, the only Brazilian stock exchange that trades shares.  Trading on the B3 is limited to brokerage firms and a limited number of authorized entities.  The CVM and the B3 have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

Trading on the B3 is conducted between 10:00 a.m. and 4:55 p.m. or from 10:00 a.m. to 5:55 p.m. (during daylight savings time in Brazil).  The B3 also permits trading from 5:30 p.m. to 6:00 p.m. during a different trading period called the “after market”. The after-market session is restricted to certain stocks that were traded in the portfolios IBOV and/or IBrX and that were traded on the same day during the regular negotiation. Trading during aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers.

In order to maintain better quality control over the fluctuation of its index, the B3 has adopted a “circuit breaker” system pursuant to which trading sessions are suspended (i) for a period of 30 minutes whenever the index of this stock exchange falls more than 10% from the index registered for the previous day; (ii) for one hour if the index of this stock exchange falls 15% or more from the index registered for the previous day, after the reopening of trading; and (iii) for a certain period of time to be defined by the B3, if the index of this stock exchange falls 20% or more from the index registered for the previous day, after the reopening of trading.  The minimum and maximum price is based on a reference price for each asset, which will be the previous session’s closing quote, when considering the asset at the beginning of the day before the first trade, or the price of the day’s first trade.  The asset’s reference price will be altered during the session if there is an auction sparked by the intraday limit being breached.  In this case the reference price will become whatever results from the auction.

The B3 settles the sale of shares three business days after they have taken place, without monetary adjustment of the purchase price.  The shares are paid for and delivered through a settlement agent affiliated with the B3.  The B3 performs multilateral compensation for both the financial obligations and the delivery of shares.  According to the B3’s regulations, financial settlement is carried out by the Central Bank’s reserve transfer system.  The securities are transferred by the B3’s custody system.  Both delivery and payment are final and irrevocable.

Trading on the B3 is significantly less liquid than trading on the NYSE or other major exchanges in the world.  Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a controlling group or by government entities.

Trading on the B3 by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a “non‑Brazilian holder,” is subject to certain limitations under Brazilian foreign investment regulations.  With limited exceptions, non‑Brazilian holders may trade on Brazilian stock exchanges in accordance with the requirements of CMN Resolution No. 4,373/2014, which requires that securities held by non‑Brazilian holders be maintained in the custody of financial institutions authorized by the Central Bank and by the CVM or in deposit accounts with financial institutions.  In addition, Resolution No. 4,373/2014 requires non‑Brazilian holders to restrict their securities trading to transactions on the B3 or qualified over‑the‑counter markets.  With limited exceptions, non‑Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,373/2014 to other non‑Brazilian holders through a private transaction.  See “Item 10.E. Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non‑Brazilian holders who qualify under Resolution No. 4,373/2014.

The Novo Mercado Segment

Since April 24, 2002, our common shares have been listed on the Novo Mercado segment of the B3.  The Novo Mercado is a listing segment designed for the trading of shares issued by companies that voluntarily undertake to abide by some additional corporate governance practices and disclosure requirements in addition to those already required under Brazilian law.  A company in the Novo Mercado must follow good practices of corporate governance.  These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.  On April 18, 2002, June 19, 2006, and April 23, 2012, our shareholders approved changes to our bylaws to comply with the Novo Mercado requirements.

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

•         the chairman of the board of directors is prohibited from simultaneously holding the position of chief executive officer; and

•         the board of directors must disclose its opinion on takeover proposals within 15 days from the presentation of the proposal.

On September 5, 2017, the CVM approved changes to the Novo Mercado rules, which currently establish the following:

•         relevant facts, notices to market or to shareholders and press releases must be made in English simultaneously with the disclosure made in Portuguese;

•         ensure that at least two or 20.0% (whichever is greater) of the members of the board of directors are independent, as defined under the Novo Mercado regulation;

•         maintain a minimum free float of at least 25.0% of the outstanding capital stock of the company, or 15.0% in the event that the average daily trading volume is greater than R$25.0 million;

•         the company must have an internal audit committee;

•         disclose information on the share ownership of controlling shareholders and certain related parties on a monthly basis; and

•         the company must adopt and publish a code of conduct approved by the board of directors, as well as, policies for (i) compensation; (ii) election of board and committee members; (iii) risk management; (iv) related party transactions; and (v) the purchasing and trading of securities.

Companies already listed in the Novo Mercado segment have until April 2021 to make the necessary changes in order to comply with these new rules.

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

Under Brazilian Corporate Law, a company is either public (companhia aberta), such as we are, or closely held (companhia fechada).  All public companies, including us, are registered with the CVM and are subject to reporting requirements.  A company registered with the CVM may have its securities traded on the Brazilian stock exchanges or in the Brazilian over‑the‑counter market.  Our common shares are listed and traded on the B3 and may be traded privately subject to some limitations.

To be listed on a Brazilian stock exchange a company must apply for registration with the CVM and the stock exchange where the head office of the company is located.

We have the option to ask that trading in our securities on the B3 be suspended in anticipation of a material announcement.  Trading may also be suspended on the initiative of the B3 or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the São Paulo Stock Exchange.

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

Trading on the B3 by non‑residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation.  The Brazilian custodian for our common shares underlying the ADSs must, on behalf of the depositary for our ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto.  In the event that a holder of ADSs exchanges ADSs for common shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange.  Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless the holder obtains a new registration.  See “Item 10.D. Exchange Controls”.

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

In principle, a change in shareholder rights, such as the reduction of the compulsory minimum dividend, is subject to a favorable vote of the shareholders representing at least one half of our voting shares.  Under some circumstances that may result in a change in the shareholder rights, such as the creation of preferred shares, Brazilian Corporate Law requires the approval of a majority of the shareholders who would be adversely affected by the change attending a special meeting called for such reason.  It should be emphasized, however, that our bylaws expressly prevents us from issuing preferred shares.  Brazilian Corporate Law specifies other circumstances where a dissenting shareholder may also have appraisal rights.

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

In addition, the rights of withdrawal in the third, fourth and eighth bullet points above may not be exercised by holders of shares if such shares (i) are liquid, defined as being part of the Bovespa index (Índice Bovespa) or other stock exchange index (as defined by the CVM), and (ii) are widely held, such that the controlling shareholder or companies it controls have less than 50.0% of our shares.  Our common shares are included on the Bovespa index.

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

General shareholders’ meetings shall be called, convened and deliberated under Brazilian Corporate Law to address all matters of interest to the company.  General shareholders’ meetings may be called by publication of a notice in the Diário Oficial do Estado de São Paulo and in a newspaper of general circulation in our principal place of business, and the first call should be made at least 15 days prior to the meeting.  In our case, the first call is made 30 days in advance due the issuance of ADRs, as recommended by the CVM.  The second call should be made at least 8 days in advance, if quorum is not reached, pursuant to the Brazilian Corporate Law.

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

Investment Reserve

Our investment reserve is comprised specifically of internal funds for expansion of water and sewage service systems.  As of December 31, 2017, we had an investment reserve of R$6,939.3 million.

Legal Reserve

Under Brazilian Corporate Law, we are required to record a legal reserve to which we must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20.0% of paid‑in capital.  Any accumulated deficit may be charged against the legal reserve.  As of December 31, 2017, the balance of our legal reserve was R$1,058.3 million.

Arbitration

In connection with our listing with the Novo Mercado segment of the B3, we, our shareholders, directors and officers have undertaken to refer to arbitration any and all disputes or controversies arising out of the Novo Mercado rules or any other corporate matters.  See “Item 9.C. Markets”.  Under our bylaws, any dispute among us, our shareholders and our management with respect to the application of Novo Mercado rules, the Brazilian Corporate Law, the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the B3 Arbitration Rules in the Market Arbitration Chamber.  Any dispute among shareholders, including holders of ADSs, and any dispute between us and shareholders, including holders of ADSs, will also be submitted to arbitration.

Options

There are currently no outstanding options to purchase any of our common shares.

C.      Material Contracts

For a description of the material contracts entered into by the State and us, see “Item 7.B. Related Party Transactions—Transactions with the State of São Paulo” and “Item 7.B. Related Party Transactions—Agreements with the State”.

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

•         through its representative in Brazil, register its foreign investment with the Central Bank; and

•         be registered with the Federal Tax Authority (Secretaria da Receita Federal), or the “RFB”, pursuant to RFB Normative Instruction No. 1,548/2015, of February 13, 2015, and RFB Normative Instruction No. 1,634/2016, of May 6, 2016.

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

Thus, gains, for purposes of taxation of gains earned in a sale or disposition of common shares carried out on a Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market):

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

Any other gains assessed on the disposition of the common shares that are not carried out on the Brazilian stock exchange are subject to income tax at progressive rates that may vary from 15.0% to 22.5% (15.0% for the part of the gain that does not exceed R$5.0 million, 17.5% for the part of the gain that exceeds R$5.0 million but does not exceed R$10.0 million, 20.0% for the part of the gain that exceeds R$10.0 million but does not exceed R$30.0 million and 22.5% for the part of the gain that exceeds R$30.0 million), except for Nil or Low Taxation Jurisdiction, which, in this case, would be subject to income tax at a flat rate of 25.0%. If these gains are related to transactions conducted on the Brazilian non-organized-over-the-counter market with intermediation, withholding income tax of 0.005% shall also be applicable and can be offset with the eventual income tax due on the capital gain.

For Brazilian purposes, as of January 2009, a Nil or Low Taxation Jurisdiction is considered a regime:  (i) which does not impose income tax or does so at a rate of 20% or lower, or (ii) where applicable local legislation imposes restrictions on the disclosure of the shareholding composition or the ownership of investments, or on the ultimate beneficiary of the income derived from transactions carried out and attributable to a non-Brazilian holder.  . A regulation issued by the Brazilian tax authorities on November 28, 2014 (Ordinance 488 of 2014) decreased this minimum threshold for certain specific cases from 20.0% to 17.0%. The 17.0% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities. See “—Discussion on Low or Nil Taxation Jurisdictions” below.

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount effectively received by the non‑Brazilian holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from disposition of common shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at progressive rates of between 15.0% and 22.5% or at the flat rate of 25.0%, as the case may be.

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

Exchange of common shares for ADSs

With reference to the deposit of common shares in exchange for ADSs, the difference between the acquisition cost of the common shares and the market price of the common shares may be subject to Brazilian income tax at progressive rates that may vary from 15.0% to 22.5% (15.0% for the part of the gain that does not exceed R$5.0 million, 17.5% for the part of the gain that exceeds R$5.0 million but does not exceed R$10.0 million, 20.0% for the part of the gain that exceeds R$10.0 million but does not exceed R$30.0 million and 22.5% for the part of the gain that exceeds R$30.0 million), except for non-Brazilian holders located in a Nil or Low Taxation Jurisdiction, which, in this case, would be subject to income tax at a flat rate of 25.0%.  In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a non-Brazilian holder that is a 4,373 Holder and is not a resident in a Nil or Low Taxation Jurisdiction.

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

Exchange Rate Risk

As of December 31, 2017 and 2016, R$5,672.8 million and R$5,660.4 million, or 46.9% and 47.3%, respectively, of our debt obligations were denominated in foreign currencies.  As a result, we are exposed to exchange rate risks that may adversely affect our financial condition and results of operations, as well as our ability to meet debt service obligations.

Exchange Rate Sensitivity

We estimate that the potential loss to us in connection with U.S. dollar and yen-denominated debt that would have resulted as of December 31, 2017, 2016 and 2015 from each hypothetical instantaneous and unfavorable 1% change in the U.S. dollar and yen against the real would have been approximately R$56.7 million, R$56.6 million and R$66.2 million, respectively.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 10% change in this exchange rate would have resulted in losses of approximately R$567.3 million, R$566.0 million and R$661.8 million as of December 31, 2017, 2016 and 2015, respectively.

The fluctuation of the real in relation to the U.S. dollar and yen for the years ended December 31, 2017, 2016 and 2015 were as follows:

	Year ended December 31,
	2017	2016	2015
	(in percentages)
Depreciation (appreciation) of the real in relation to the U.S. dollar	1.5	(16.5)	47.0
Depreciation (appreciation) of the real in relation to the yen	5.4	(13.8)	46.0

We have not contracted derivative financial instruments in the years ended December 31, 2017, 2016 and 2015.

For further information regarding foreign currency risk, see Note 5.1(a) to our 2017 financial statements included in this annual report.

As of December 31, 2017, 2016 and 2015, we had no short‑term indebtedness outstanding, other than the current portion of long‑term debt.

Interest Rate Risk

As of December 31, 2017 and 2016, R$1,579.7 million, or 13.1%, and R$1,541.3 million, or 12.9%, respectively, of our total debt outstanding balance denominated in reais was based on variable rates of interest based on the UPR, which is equivalent to the TR.  In addition, as of December 31, 2017 and 2016, R$1,149.2 million, or 9.5%, and R$1,104.3 million, or 9.2%, respectively, of our total debt denominated in reais was subject to interest rates based on the CDI.  As of December 31, 2017 and 2016, R$2,317.0 million and R$2,416.6 million, respectively, of our foreign-currency denominated debt was based on the IADB and the IBRD variable rates of interest, which are determined based on the cost of funding of these multilateral organizations in each period.

As of December 31, 2017 and 2016, we did not have any derivative contracts outstanding which limited exposure to changes in the UPR or the CDI or in the IADB or IBRD variable rates. However, we are obliged by law to invest our excess cash with financial institutions controlled by the Brazilian government.  We invest these excess funds, which totaled R$2,283.0 million and R$1,886.2 million as of December 31, 2017 and 2016, respectively, mainly in short-term instruments.  As a result, our exposure to Brazilian interest rate risk is partially limited by our real-denominated floating interest time deposits investments, which generally earn interest based on the CDI.  In addition to our exposure with respect to existing indebtedness, we may become exposed to interest rate volatility with respect to indebtedness incurred in the future.

We estimate that we would have suffered a loss over periods of one year, respectively, of up to R$121.0 million, R$119.6 million and R$131.2 million if a hypothetical instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial liabilities as of December 31, 2017, 2016 and 2015, respectively, had occurred.  Consistent with these estimates, a hypothetical instantaneous and unfavorable 1000 basis points change in these interest rates would have resulted in losses of approximately R$1,210.1 million, R$1,196.4 million and R$1,312.2 million as of December 31, 2017, 2016 and 2015, respectively.  This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year, as applicable, and that such movement may or may not affect interest rates applicable to any other homogenous category of financial liabilities.

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

The tables below provide information about our interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2017.  For the foreign currency denominated obligations, these amounts have been converted at the selling rates as of December 31, 2017 and do not represent amounts which may actually be payable with respect to such obligations on the dates indicated.

	As of December 31, 2017
	Expected maturity date
	2018	2019	2020	2021 and after	Total	Average annual interest rate
	(in millions, except percentages)
Assets
Cash equivalents denominated in reais	-	-	-	-	-

Liabilities
Long‑term debt (current and noncurrent portion)
Floating rate, denominated in reais indexed by TR or UPR	130.4	115.0	117.4	1,216.9	1,579.7	8.5%
Floating rate, denominated in reais indexed by TJLP	178.6	183.0	162.6	837.8	1,362.0	8.7%
Floating rate, denominated in reais indexed by IPCA	470.1	660.8	314.4	330.3	1,775.6	8.8%
Floating rate, denominated in reais indexed by CDI	402.7	246.9	149.8	349.8	1,149.2	9.1%
Fixed rate, denominated in reais	17.6	32.7	34.4	476.9	561.6
Floating rate, denominated in U.S. dollars	466.4	426.7	194.4	1,726.3	2,813.8	3.6%
Fixed rate, denominated in Yen	77.7	114.2	114.2	1,394.4	1,700.5	1.5%
Fixed rate, denominated in U.S. dollars	3.3	-	1,155.3	-	1,158.6	3.3%
Total long‑term debt	1,746.8	1,779.3	2,242.5	6,332.4	12,101.0	6.0%

UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to TR, which  was 0.00% per month as of December 31, 2017; CDI stands for Interbank Deposit Rate (Certificado de Depósitos Interbancários), which was 6.89% per annum as of December 31, 2017; IGP‑M was -0.52% per annum as of December 31, 2017; TJLP stands for Long‑term Interest Rate (Taxa de Juros a Longo Prazo), published quarterly by the Central Bank, which was 7% per annum as of December 31, 2017.

The percentage of our indebtedness subject to fixed and floating interest rate is as follows:

	As of December 31,
	2017	2016	2015
Floating rate debt:
Denominated in U.S. dollars	23.3%	24.3%	22.3%
Denominated in reais	48.5%	48.1%	45.5%
Fixed rate debt:
Denominated in reais	4.6%	4.6%	4.1%
Denominated in Yen	14.1%	13.5%	13.4%
Denominated in U.S. dollars	9.5%	9.5%	14.7%
Total	100.0%	100.0%	100.0%

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

Reimbursement of Fees Incurred in 2017

From January 1, 2017 to December 31, 2017, we received reimbursements in the amount of US$3.4 million for standard out‑of‑pocket maintenance costs for the ADRs, any applicable performance indicators relating to the ADR facility, marketing fees and legal fees.

 Part II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

A.      Disclosure Controls and Procedures

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer and Investor Relations Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13a‑15(e), as of the year ended December 31, 2017.

As a result of this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were both designed and effective at the reasonable assurance level as of December 31, 2017, that the information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief  Financial Officer and Investor Relations Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2017 based on the criteria established in “Internal Control —Integrated Framework” issued by COSO in 2013.

                As a result of the assessment described above, our management concluded that as of December 31, 2017, we maintained effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by COSO in 2013.

Our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting.  That report is included below.

C.      Attestation Report of the Registered Public Accounting Firm

The opinion by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is included in the report of KPMG Auditores Independentes that is included in this annual report on page F-2.

D.      Changes in internal control over financial reporting

As a result of the implementation of our ERP system in April 2017, we made certain changes to our internal control over financial reporting processes during the fiscal year ended December 31, 2017. Based on our analysis of our internal controls over financial reporting, we concluded that none of these changes materially affect, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.      CODE OF ETHICS

We have adopted a code of business conduct and ethics, as defined in Item 16B of Form 20‑F under the Exchange Act.  Our code of business conduct and ethics, called Code of Ethics and Conduct, applies to all of our employees, including our directors, chief executive officer, chief financial officer and investor relations and head of accounting, as well as our suppliers and third‑party contractors.  To ensure compliance with the Code of Ethics and Conduct, we have an Ethics Committee and an internal Whistle-Blower Channel, as well as a Corporate Accountability Procedure and an Ombudsman Office as well as a Customer Service that receive external complaints.  The internal channel can receive anonymous whistle blowing.  The results of the investigations are forwarded to the Audit Committee.  Cases of recurrence are reported to the Ethics Committee, which urges the related departments to develop preventive actions.  In 2017, 144 events were reported to the Whistle-Blower Channel, 71% of which were verified and 29% are under investigation.  Out of the total, 5% refer to misconduct, such as moral harassment, discrimination, persecution and unfair treatment.  During 2017, 43 of our employees or outsourced employees received penalties (18 warnings, seven suspensions and 18 dismissals).  Our Ethics Committee is also responsible for addressing relevant inquiries and interpreting the norms of the Code of Ethics for all of our employees.  Our Code of Ethics and Conduct is available on our web site at http://www.sabesp.com.br at the following location: Investor Relations – Corporate Governance.  If we amend the provisions of our Code of Ethics and Conduct, or if we grant any waiver of such provisions, we will disclose the amendment or waiver on our web site at the same address.  You can obtain copies of our Code of Ethics and Conduct, without charge, upon request to sabesp.ri@sabesp.com.br.

Federal Law No. 13,303/16, State Decree 62,349/16 and the new Novo Mercado rules require the adoption of a Code of Conduct and Integrity that should include, among other provisions, guidelines to avoid conflicts of interests, forbiddance of fraudulent acts and corruption, whistleblowing channels, protective measures to avoid retaliation regarding whistleblowers, periodic training on the content of such code and sanctions in case of code violations. We intend to amend our code of ethics and conduct to meet the new requirements by the June 30 2018 deadline. See “Item 16G—Corporate Governance—Required Changes to Corporate Governance Practices of Brazilian Government-Controlled Companies”.  We will disclose the amendment on our web site at the address listed above.

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Auditores Independentes served as our independent registered public accounting firm for the year ended December 31, 2017.  KPMG Auditores Independentes’ activity began with the review of our interim financial information reporting for the second quarter of 2016.

Deloitte Touche Tohmatsu Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2015, 2014, 2013, and 2012.

The following table presents the aggregate fees for professional services and other services rendered to us by KPMG Auditores Independentes and Deloitte Touche Tohmatsu Auditores Independentes in 2017 and 2016:

	Year ended December 31,
	2017	2016
	(in millions of reais)
Audit Fees(1)	3.0	1.9
Audit‑Related Fees	-	-
Tax Fees	-	-
All Other Fees(2)	0.0	-
Total	3.0	1.9

(1)     Audit Fees are the fees billed by our independent auditors for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)     Includes the amount of R$0.04 million referring to non-material, non-audit services.

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

Except as disclosed above, KPMG Auditores Independentes did not provide any non-audit services to us in 2016 or 2017. Deloitte Touche Tohmatsu Auditores Independentes did not provide any non-audit services to us in 2016 or 2015.

ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.       CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

As previously disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2016, Deloitte Touche Tohmatsu Auditores Independentes was appointed to act as our independent public accounting firm to audit our financial statements for the years ended December 31, 2015, 2014, 2013, and 2012.  On June 22, 2016, we engaged KPMG Auditores Independentes as our new independent registered public accounting firm to audit our financial statements.  The decision to engage KPMG Auditores Independentes was approved by our board of directors at a meeting on June 16, 2016. KPMG Auditores Independentes’ activity began with the review of our interim financial information reporting for the second quarter of 2016.

ITEM 16G.      CORPORATE GOVERNANCE

Required Changes to Corporate Governance Practices of Brazilian Government-Controlled Companies

On June 30, 2016, Federal Law No. 13,303/16 came into force in Brazil.  This law sets new corporate governance standards for Brazilian government-owned and mixed capital companies like our company, as well as their subsidiaries.  Federal Law No. 13,303/16 also sets new rules that these companies must follow in public bidding procedures and when contracting third parties.

Although the federal law gave the companies concerned two years in which to comply with the new standards, the State of São Paulo decided that companies controlled by the State, like our company, had to revise their bylaws to bring them into compliance by the end of 2017. However, taking into account State Law No. 16,525, of September 15, 2017, which regulates our corporate reorganization and the new Novo Mercado requirements, the State of São Paulo enacted Decree No. 63,089/2017, which allows us to implement the necessary changes to our bylaws by June 30, 2018, as required by Federal Law No. 13,303/16.

In terms of corporate governance, Federal Law No. 13,303/16 requires significant changes to internal controls and strengthens the rights not only of our shareholders, but also of any interested party, to inspect the finances and running of the company.  It requires us to publish periodically a series of documents and reports to demonstrate our level of commitment to our business objectives, the financial impact of those commitments, and our policies and practices in terms of corporate governance and sustainability, among other things.  Those documents and reports must be accompanied by further explanations, in plain language, that can be understood by the general public.

Among other requirements, this law sets out the following rules:

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

The federal law requires that all officers and directors of the company must satisfy certain technical standards, in addition to the general requirement that they be of good reputation and have knowledge of the business sector concerned.  These technical standards include satisfying both Point 1 and Point 2 below:

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

In order to comply with this law we will need to implement certain changes in our corporate governance structure and governing documents. We believe that we will have completed the implementation of such changes by the June 30, 2018, as required by Federal Law No. 13,303/16.

For a description of new corporate governance obligations imposed by Brazilian law on companies listed on the Novo Mercado segment, see “Item 9.C. Markets—Trading on the Brazilian Stock Exchange—The Novo Mercado Segment.”

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

The following discussion summarizes the significant differences between our current corporate governance practices (which will remain in effect until we implement Federal Law No. 13,303/16 and the new Novo Mercado requirements) and those required of U.S. listed companies:

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors.  Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company.  While the Brazilian Corporate Law did not previously have a similar requirement, Federal Law No. 13,303/16 established that at least 25% of the members of the board of directors must be independent.  Under the Novo Mercado Regulations, our board of directors must evaluate the independence of directors before their election to the board. Such evaluation shall be based on a declaration prepared by the nominee.  Additionally, Brazilian Corporate Law, Federal Law No. 13,303/16 and the CVM have established rules that require directors to meet certain qualification requirements applicable to a company’s directors.  Under our current bylaws, our board of directors must have a minimum of five members, and 20% of the board must be independent as defined under Novo Mercado Regulations.  Currently, six of our eight directors are independent, pursuant to the Novo Mercado Listing Regulations.  In our next annual shareholders’ meeting, to be held on April 27, 2018, a proposal to amend our bylaws in order to increase the percentage of independent board members in compliance with Federal Law No. 13,303/16 will be presented. We believe these rules provide adequate assurances that our directors are independent; however, they do not require that we have a majority of independent directors, as required under the NYSE rules.

Executive Sessions

NYSE rules require that the non‑management directors must meet at regularly scheduled executive sessions without management present.  The Brazilian Corporate Law does not have a similar provision.  According to the Brazilian Corporate Law, up to one‑third of the members of the board of directors can be elected from management.  There is no requirement that non‑management directors meet regularly without management.  Our Chief Executive Officer is a member of our board of directors.  All other members of our board of directors meet the NYSE’s definition of “non‑management” directors.  The non‑management directors on our board do not typically meet in executive session.  Our board of directors consists of seven non-management directors.

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

Currently, our fiscal committee consists of five members and five alternates and the members meet once a month.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.  However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian Corporate Law.  Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance.  The audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps coordinate their activities.  It also evaluates the effectiveness of our internal financial and legal compliance controls.  The audit committee comprises three members elected by the board of directors for a two‑year term with the right to re‑election, all three of which are independent.  The current members of our audit committee are Jerônimo Antunes, Lucas Navarro Prado and Luís Eduardo Alves de Assis. All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements.  Jerônimo Antunes is the committee’s “financial expert” within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

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

Nomination/Corporate Governance and Compensation Committees

NYSE rules require that listed companies have a nomination/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.  Required responsibilities for the nomination/corporate governance committee include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company.  Required responsibilities for the compensation committee include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non‑chief executive officer compensation, incentive‑compensation and equity‑based plans.

Under the Brazilian Corporate Law, we are not required to have a nomination/corporate governance committee or compensation committee.  However, Federal Law No. 13,303/16 and State Decree 62,349/16 established the requirement of a committee with the responsabilities of verifying the nomination process of the members of the management and of the fiscal committee. In our next annual shareholders’ meeting, to be held on April 27, 2018, a proposal to amend our bylaws in order to create such a committee in compliance with Federal Law No. 13,303/16 and State Decree 62,349/16 will be presented.

Under the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit‑sharing payments to our executive officers is established by our shareholders at the annual general meeting.  The individual compensation and profit‑sharing of each executive officer, as well as the compensation of our board and committee members is set out according to guidelines from the São Paulo State Government and the CODEC (State Capital Protection Board).

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines.  We are in compliance with the adoption of corporate governance provisions and guidelines required under the Novo Mercado Regulations and expect to make any necessary changes needed in order to comply with the new Novo Mercado rules by the April 2021 deadline. See “Item 9.C Markets—Trading on the Brazilian Stock Exchange—The Novo Mercado Segment”.  Additionally, under the CVM’s guidelines, we have established (i) the Policy of Publicizing Acts or Relevant Facts and the Preservation of Confidentiality which requires us to publicly disclose all relevant information and (ii) the Securities Negotiation Policy which requires management to inform the CVM and the B3 of any purchases or sales of our securities.  We believe the corporate governance guidelines applicable to us under the Novo Mercado Regulations, as well as the CVM, do not conflict with the guidelines established by the NYSE.  Our corporate governance guidelines and practices are available on our website at www.sabesp.com.br at the following location: Investor Relations – Corporate Governance.

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

Federal Law No. 13,303/16, State Decree 62,349/16 and the new Novo Mercado rules require the adoption of a Code of Conduct and Integrity that should include, among other provisions, guidelines to avoid conflicts of interests, forbiddance of fraudulent acts and corruption, whistleblowing channels, protective measures to avoid retaliation regarding whistleblowers, periodic training on the content of such code and sanctions in case of code violations. We intend to amend our code of ethics and conduct to meet the new requirements by the June 30 2018 deadline.

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.  Our internal audit department reports to our Chief Executive Officer and our audit committee and is responsible for our compliance with the requirements of Section 404 of the U.S. Sarbanes Oxley Act of 2002 regarding internal control over financial reporting.

Anticorruption Compliance

Law No. 12,846, of August 1, 2013 (the “Anticorruption Law”), as further regulated by Decree No. 8,420/2015, introduced the concept of strict liability for legal entities involved in harmful acts against the public administration, as defined in the Anticorruption Law, subjecting the violator to penalties both in administrative and civil law.  Similar to the Foreign Corrupt Practices Act of the United States, to which we are also subject, the Anticorruption Law considers that an effective implementation of Compliance Programs may be used to mitigate the administrative penalties to be applied as a consequence of a harmful act against the public administration. The program currently consists of a set of internal mechanisms and procedures related to integrity, monitoring and incentives to report irregularities. The program also focuses on the effective implementation of the Code of Ethics and Conduct as well as other policies and guidelines aimed at preventing fraud and corruption. In 2017, we circulated communications directed to the entire company, reinforcing the importance of acting in accordance with laws, regulations and internal policies.

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

In order to comply with LAI, we implemented the Citizen Information Service – SIC, structuring the internal flow of information to serve citizens within the terms provided by this law. We also made a Transparency Portal (Portal da Transparência) available on our website, which includes basic information required by law, software for citizens to request information and a list of frequently requested information, according to the standards of the São Paulo State Government.

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

4.17	Term of Agreement between the Registrant, the State of São Paulo and the DAEE, dated March 18, 2015 (English translation) (incorporated by reference to the Form 6‑K filed on April 15, 2015).
4.18	Notice of Transactions with Related Parties, dated November 9, 2016, (English translation) (incorporated by reference to the Form 6-K filed on November 16, 2016).
4.19

First Amendment to the Private Instrument of Settlement and Other Covenants bewteen the Registrant and EMAE, dated October, 19, 2017 (English translation) (incorporated by reference to the Form 6-K filed on November 9, 2017).

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

Date:  April 26, 2018

Companhia de Saneamento Básico do Estado
de São Paulo - SABESP

Financial Statements as at December 31, 2017 and 2016

And for the years ended

December 31, 2017, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Opinion on the Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying statement of financial position of Companhia Saneamento Básico do Estado de São Paulo - SABESP (the Company) as of December 31, 2017 and 2016, the related statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes collectively, the financial statements. We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited the adjustment to the previously reported segment information for 2015 described in note 24 to the financial statements. In our opinion, such adjustments to the 2015 segment information are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2015 financial statements of the Company other than with respect to the restatement of previously reported segment information and, accordingly, we do not express an opinion or any other form of assurance on the 2015 financial statements taken as a whole.

Basis for Opinions

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial statements. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

We have served as the Company’s auditor since 2016.

/s/ KPMG Auditores Independentes

São Paulo – Brazil

April 26, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

We have audited, before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in Note 24 to the financial statements, the accompanying statements of income, comprehensive income, shareholders’ equity and cash flows of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) for the year ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements, before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in Note 24 to the financial statements, present fairly, in all material respects, the results of operations and cash flows of Companhia de Saneamento Básico do Estado de São Paulo - SABESP for the year ended December 31, 2015, in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

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

São Paulo, Brazil

May 11, 2016

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2017 and 2016

Amounts in thousands of reais

Assets	Note	December 31, 2017	December 31, 2016
Current assets
Cash and cash equivalents	7	2,283,047	1,886,221
Trade receivables	9 (a)	1,672,595	1,557,472
Accounts receivable from related parties	10 (a)	180,773	202,553
Inventories		85,671	58,002
Restricted cash	8	18,822	24,078
Recoverable taxes	17 (a)	276,585	42,633
Other receivables		56,592	52,676
Total current assets		4,574,085	3,823,635

Noncurrent assets
Trade receivables	9 (a)	215,910	153,834
Accounts receivable from related parties	10 (a)	634,387	669,156
Escrow deposits		122,686	77,915
Deferred income tax and social contribution	18	-	186,345
Water National Agency – ANA	11	70,487	81,221
Other receivables		113,123	114,693

Investments	12	36,932	31,096
Investment properties	13	57,652	57,968
Intangible assets	14	33,466,132	31,246,788
Property, plant and equipment	15	255,050	302,383

Total noncurrent assets		34,972,359	32,921,399
Total assets		39,546,444	36,745,034

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2017 and 2016

Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2017	December 31, 2016
Current assets
Trade payables and contractors		344,947	311,960
Current portion of long-term borrowings and financing	16	1,746,755	1,246,567
Accrued payroll and related taxes		588,073	458,299
Taxes and contributions	17 (b)	183,965	168,757
Interest on capital	22 (c)	598,612	700,034
Provisions	19 (a)	607,959	730,334
Services payable	21	408,275	460,054
Public-Private Partnership - PPP	14 (g)	60,007	31,898
Program Contract Commitments	14 (c) (iv)	128,802	109,042
Other liabilities		104,485	85,563
Total current liabilities		4,771,880	4,302,508

Noncurrent liabilities
Borrowings and financing	16	10,354,211	10,717,576
Deferred income tax and social contribution	18	36,754	-
Deferred Cofins and PASEP		130,182	138,071
Provisions	19 (a)	470,245	442,741
Pension obligations	20 (b)	2,932,338	3,265,250
Public-Private Partnership - PPP	14 (g)	3,011,409	2,217,520
Program Contract Commitments	14 (c) (iv)	110,698	69,051
Other liabilities		215,778	173,106
Total noncurrent liabilities		17,261,555	17,023,315

Total liabilities		22,033,435	21,325,823

Equity	22
Capital stock		10,000,000	10,000,000
Earnings reserves		8,051,110	6,244,859
Other comprehensive loss		(538,101)	(825,648)
Total equity		17,513,009	15,419,211
Total equity and liabilities		39,546,444	36,745,034

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Income Statements for the

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

	Note	2017	2016	2015

Net operating income	26 (b)	14,608,233	14,098,208	11,711,569
Cost of services	27	(8,778,963)	(9,013,120)	(8,260,763)

Gross profit		5,829,270	5,085,088	3,450,806

Selling expenses	27	(768,693)	(730,047)	(598,125)
Administrative income (expenses)	27	(1,098,990)	(934,896)	44,958
Other operating income (expenses), net	29	(5,679)	4,722	143,755
Equity in results of investments in affiliaties	12	5,760	4,740	2,597

Profit from operations before finance income (expenses) and income tax and social contribution		3,961,668	3,429,607	3,043,991

Financial expenses	28	(688,280)	(839,891)	(859,732)
Financial revenues	28	326,244	448,710	395,234
Exchange result, net	28	(96,018)	1,090,628	(1,991,964)

Financial result, net		(458,054)	699,447	(2,456,462)

Profit before income tax and social contribution		3,503,614	4,129,054	587,529

Income tax and social contribution
Current	18 (d)	(882,787)	(1,121,289)	(1,226)
Deferred	18 (d)	(101,517)	(60,667)	(50,024)
		(984,304)	(1,181,956)	(51,250)
Profit for the year		2,519,310	2,947,098	536,279
Earnings per share – basic and diluted (in reais)	23	3.69	4.31	0.78

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Comprehensive Income for the

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais

	Note	2017	2016	2015
Profit for the year		2,519,310	2,947,098	536,279
Other comprehensive income (loss)		287,547	(472,266)	36,366
Items which will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit plans	20 (b)	287,547	(472,266)	36,366
Total comprehensive income for the year		2,806,857	2,474,832	572,645

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

			Earnings reserves
	Note	Capital stock	Legal Reserve	Investment reserve	Additional dividend proposed	Retained earnings	Other comprehensive loss	Total
Balances as of December 31, 2014		10,000,000	758,141	2,914,008	22,002	-	(389,748)	13,304,403
Net income for the year		-	-	-	-	536,279	-	536,279
Actuarial gains (losses)	20 (b)	-	-	-	-	-	36,366	36,366
Total comprehensive income for the year		-	-	-	-	536,279	36,366	572,645
Legal reserve	22 (d)	-	26,814	-	-	(26,814)	-	-
Interest on capital (R$0.1863 per share)	22 (c)	-	-	-	-	(127,366)	-	(127,366)
2014 additional proposed dividends, approved (R$0.0554 per share)		-	-	-	(22,002)	-	-	(22,002)
Additional proposed dividends	22 (c)	-	-	-	22,527	(22,527)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends		-	-	-	(11,074)	-	-	(11,074)
Transfer to investments reserve		-	-	359,572	-	(359,572)	-	-
Balances as of December 31, 2015		10,000,000	784,955	3,273,580	11,453	-	(353,382)	13,716,606

Net income for the year		-	-	-	-	2,947,098	-	2,947,098
Actuarial gains (losses)	20 (b)	-	-	-	-	-	(472,266)	(472,266)
Total comprehensive income for the year		-	-	-	-	2,947,098	(472,266)	2,474,832
Legal reserve	22 (d)	-	147,355	-	-	(147,355)	-	-
Interest on capital (R$1.0240 per share)	22 (c)	-	-	-	-	(699,936)	-	(699,936)
2015 additional proposed dividends, approved (R$0.0330 per share)		-	-	-	(11,453)	-	-	(11,453)
Additional proposed dividends	22 (c)	-	-	-	123,557	(123,557)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends		-	-	-	(60,838)	-	-	(60,838)
Transfer to investments reserve		-	-	1,976,250	-	(1,976,250)	-	-
Balances as of December 31, 2016		10,000,000	932,310	5,249,830	62,719	-	(825,648)	15,419,211

Net income for the year		-	-	-	-	2,519,310	-	2,519,310
Actuarial gains (losses)	20 (b)	-	-	-	-	-	287,547	287,547
Total comprehensive income for the year		-	-	-	-	2,519,310	287,547	2,806,857
Legal Reserve	22 (d)	-	125,965	-	-	(125,965)	-	-
Interest on capital (R$0.87539 per share)	22 (c)	-	-	-	-	(598,336)	-	(598,336)
2016 additional proposed dividends, approved (R$0.09176 per share)		-	-	-	(62,719)	-	-	(62,719)
Additional proposed dividends	22 (c)	-	-	-	105,543	(105,543)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends		-	-	-	(52,004)	-	-	(52,004)
Transfer to investments reserve	22 (f)	-	-	1,689,466	-	(1,689,466)	-	-
Balances as of December 31, 2017		10,000,000	1,058,275	6,939,296	53,539	-	(538,101)	17,513,009

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais

	December 31, 2017	December 31, 2016	December 31, 2015
Cash flow from operating activities
Profit before income tax and social contribution	3,503,614	4,129,054	587,529
Adjustments for:
Depreciation and amortization	1,301,897	1,146,626	1,074,032
Residual value of property, plant and equipment and intangible assets written-off	24,935	15,168	52,040
Bad debt expense	82,681	90,488	2,420
Provisions and inflation adjustment	185,080	276,654	(4,706)
Pension plan liabilities – early reduction (curtailment)	-	(334,152)	-
Interest calculated on borrowings and financing payable	426,781	449,470	474,056
Inflation adjustment and exchange gains (losses) on borrowings and financing	159,087	(969,430)	2,163,754
Interest and inflation adjustment on liabilities	25,751	24,297	27,168
Interest and inflation adjustment on assets	(31,619)	(80,675)	(130,762)
Finance charges from customers	(193,683)	(207,789)	(125,966)
Margin of fair value on intangible assets arising from concession	(70,335)	(81,513)	(72,908)
Provision for Consent Decree (TAC)	72,933	89,083	(15,601)
Share of profit of investees	(5,760)	(4,740)	(2,597)
Provision from São Paulo agreement	-	-	11,252
Provision for pension plan - Sabesprev Mais	-	235	8,349
Pension obligations	304,500	377,886	352,710
Other adjustments	92,461	24,412	(6,103)
GESP Agreement	-	-	(696,283)
	5,878,323	4,945,074	3,698,384
Changes in assets
Trade receivables	(42,194)	(34,665)	(111,738)
Accounts receivable from related parties	51,594	(3,163)	(2,818)
Inventories	(27,633)	7,156	(550)
Recoverable taxes	(233,952)	35,195	70,940
Escrow deposits	(32,200)	33,232	35,083
Other receivables	8,312	144,920	(9,785)
Changes in liabilities
Trade payables and contractors	(180,353)	6,371	(18,314)
Services payable	(51,779)	72,775	57,054
Accrued payroll and related taxes	56,841	21,240	(24,394)
Taxes and contributions payable	15,983	(90,325)	35,947
Deferred Cofins/PASEP	(7,889)	5,150	3,570
Provisions	(279,951)	(185,793)	(133,427)
Pension obligations	(228,282)	(201,736)	(182,514)
Other liabilities	(16,741)	17,842	(47,607)
Cash generated from operations	4,910,079	4,773,273	3,369,831

Interest paid	(676,087)	(739,944)	(710,688)
Income tax and social contribution paid	(932,110)	(1,029,737)	(17,743)
Net cash generated from operating activities	3,301,882	3,003,592	2,641,400
Cash flows from investing activities
Acquisition of intangible	(1,957,780)	(2,108,167)	(2,397,352)
Restricted cash	5.256	5,078	(9,406)
Investment increase	-	-	(2,540)
Purchase of property, plant and equipment	(18,920)	(27,631)	(54,794)
Dividends received	-	-	4,612
Net cash used in investing activities	(1,971,444)	(2,130,720)	(2,459,480)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais                                                                                                                                                                                                                            (continued)

	December 31, 2017	December 31, 2016	December 31, 2015

Cash flows from financing activities
Borrowings and financing
Proceeds from loans	1,007,572	1,250,524	1,303,296
Payment of loans	(1,098,558)	(1,535,312)	(1,292,322)
Payment of interest on capital	(765,933)	(139,399)	(202,115)
Public-Private Partnership - PPP	(31,758)	(30,498)	(23,799)
Program Contract Commitments	(44,935)	(171,180)	(50,757)
Net cash generated by (used in) financing activities	(933,612)	(625,865)	(265,697)

Increase/(decrease) in cash and cash equivalents	396,826	247,007	(83,777)

Represented by :
Cash and cash equivalents at the beginning of the year	1,886,221	1,639,214	1,722,991
Cash and cash equivalents at the end of the year	2,283,047	1,886,221	1,639,214
Increase/(decrease) in cash and cash equivalents	396,826	247,007	(83,777)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

As of December 31, 2017, the Company operated water and sewage services in 368 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts.  The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of municipality is serviced by wholesale, it was not included in the 368 municipalities. As of December 31, 2017, the Company had 370 contracts.

SABESP is not temporarily operating in the municipalities of Macatuba and Cajobi due to judicial orders. The lawsuits are in progress and the carrying amount of these municipalities’ intangible assets was R$4,345 as of December 31, 2017 (R$4,345 as of December 31, 2016).

As of December 31, 2017, 51 concession agreements (54 as of December 31, 2016) had expired and are being negotiated. From 2018 to 2030, 32 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By December 31, 2017, 287 program and services contracts were signed (281 contracts as of December 31, 2016).

As of December 31, 2017, the carrying amount of the underlying assets used in the 51 concessions of the municipalities under negotiation totaled R$6,205,337, accounting for 18.54% of the total of intangible assets, and the related gross revenue for the year ended December 31, 2017 totaled R$1,577,787, accounting for 10,26% of the total of gross revenue.

The Company’s operations are concentrated in the municipality of São Paulo, which represents 55.38% of the gross revenues as of December 31, 2017 (55.46% as of December 31, 2016 and 51.79% as of December 31, 2015) and 46.92% of intangible assets (46.57% on December 31, 2016).

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

The Company operates under an authorization by public deed in some municipalities in the Santos coast region and in the Ribeira Valley, where the Company started to operate after the merger of the companies that formed it. In September 2015, the Company entered into a water supply and sewage public utility services agreement with the municipality  of Santos; the gross revenue calculated in the year ended December 31, 2017 totaled R$ 294.658 (R$280,689 as of December 31, 2016 and R$269,530 as of December 31, 2015) and the intangible asset was R$310,577 in the year ended December 31, 2017 (R$303,540 as of December 31, 2016).

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

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The Company's shares have been listed in the Novo Mercado (New Market) segment of B3 under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

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

As of March 3, 2018, the Jaguari-Atibainha interconnection was inaugurated; this interconnection will allow the transfer of an average annual outflow of 5.13 cubic meters per second (m³/s) and a maximum outflow of 8.5 m³/s from the Paraíba do Sul Basin to the Cantareira System. Expected to be inaugurated in April 2018, the São Lourenço Production System will expand water production and capacity by 6.4 m³/s. After construction is completed, the Company will have nine large production systems available to supply the São Paulo Metropolitan Region. These two important works aim at expand water security in the São Paulo Metropolitan Region.

Management expects that with the normalization of rainfall, the generation of operating cash and the credit lines available for investment, the Company will have sufficient funds to meet its commitments and not compromise its necessary investments.

Corporate reorganization

As of May 12, 2017, the Board of the State Privatization Program approved:

(i)        the conducting of studies for SABESP’s Capitalization (as defined below);

(ii)      the hiring, by SABESP, of the International Finance Corporation, which is associated with the World Bank;

(iii)    the execution of an agreement between SABESP and the State Government through the Water Resources and Sanitation Department and the Treasury Department, in order to define the scope of the contract and control the relationship between the parties, including a proportional expense reimbursement.

The proposed Capitalization provides for the creation of a corporation to directly control SABESP through the transfer of the shares held by the State of São Paulo to the capital stock of the new corporation. The State of São Paulo will continue holding a sufficient number of shares to ensure SABESP’s control, as provided for in law. The objective of the Capitalization is to overcome a situation that restricts investments designed to preserve the expansion of activities to ensure the universalization of basic sanitation services offered by the Company.

The Capitalization may provide for the admission of institutional investors to contribute financial resources to the capital stock of the new company, strengthening SABESP’s corporate governance and business efficiency in order to promote and accelerate the universalization of sanitation services in the State of São Paulo.

As of      September 15, 2017, Law 16,525 was sanctioned, enacted and published; it provides for the corporate reorganization of Companhia de Saneamento Básico de São Paulo - SABESP and sets forth other provisions.

The main provisions of the Law are:

•  The Executive branch is authorized to establish a corporation, governed by Federal Law 6,404/76, to hold basic sanitation and other assets, whose exploration relates to its main purpose ("Parent Company");

•  The objective of the Parent Company is, among others:

(i)   Control SABESP;

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(ii) Hold the ownership, manage and explore assets of any nature, aiming the universalization and efficiency of basic sanitation services in the State of São Paulo;

(iii)   Structure and implement funding operations to strengthen its ability to execute strategies and initiatives in the basic sanitation sector;

(iv)    Assist the State of São Paulo and other federal entities in the implementation of public policies in the basic sanitation sector;

(v) Explore other business opportunities related to the basic sanitation sector inside and outside the State of São Paulo, supported by SABESP;

(vi)    Use legally appropriate contractual and corporate arrangements to fulfill its corporate purpose, including the creation of wholly-owned subsidiaries, formation of consortia and holding interests in other public or private companies, provided that approved by the Board of Directors.

•  The Government will hold ownership of most of the common shares of the Parent Company; other shareholders may also hold minority interests in the Parent Company;

•  Private shareholders will be allowed in the Parent Company in order to contribute capital, add value to the business and strengthen the Company’s and the Parent Company’s corporate governance, provided that they do not restrict the capacity of the São Paulo State Government to guide them in the attainment of the public interest that justified their creation;

•  The São Paulo State Government is authorized to pay-in its interest in the Parent Company’s capital through the transfer of the shares it holds in SABESP;

•  The Parent Company and SABESP may acquire shares from other state-owned or private companies that have potential synergy with SABESP’s activities;

•  The Parent Company may increase SABESP’s capital to pay-in in cash or with assets, inclusive by holding a tender offer in the capital market; and

•  The São Paulo State Government is authorized to sell or encumber the Parent Company’s shares or its respective subscription rights, provided that the ownership of most of the common shares is maintained;

•  The State Government may waive its preemptive right to subscribe to shares in future capital increases of the Parent Company, in order to enable contributions from new shareholders without losing its the control;

•  The São Paulo State Government will mandatorily allocate at least 30% of the proceeds from the sale of the Parent Company’s shares to investments in basic sanitation projects;

•  A management agreement will be entered into by the São Paulo State Government, the Parent Company and SABESP to strengthen the companies’ administrative and financial efficiency;

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(i)       The execution of the management agreement will be preceded by the assumption of SABESP’s control by the Parent Company and will establish performance targets related to the reduction of water losses and the universalization of basic sanitation services provided by SABESP;

(ii)     The management agreement will also provide for the increase in the companies’ managerial autonomy regarding:

-       the definition of a personnel policy;

-       procedures for bids and the contracting of suppliers and service providers;

-       cash management, treasury operations, bank payments of salaries and suppliers; and

-       autonomy for the general shareholders’ meeting to establish the salaries and other types of compensation to members of management, based on the limits and parameters established in the management agreement;

(iii) The agreement will be valid for five years, but may be renegotiated and successively renewed.

The financial statements were approved by Management on April 26, 2018.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

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

       3.2  Financial assets and liabilities

Financial Asset - Classification

The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, borrowings and receivables, held-to-maturity and available for sale.  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of the financial assets at inception.   As of December 31, 2017 and 2016, the Company did not have financial assets classified under the fair value through profit or loss, held-to-maturity and available- for-sale financial instruments  category.

•    Borrowings and receivables

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

Financial Liabilities - Classification

The Company classifies its financial liabilities into the following categories: measured at fair value through profit or loss and other liabilities.  Classification depends on the purpose to which the financial liabilities were assumed.  As of December 31, 2017 and 2016, the Company did not have liabilities classified into the “fair value through profit or loss” category.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

•    Other liabilities

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

3.3  Operating income

(a)         Revenue from sanitation services

Revenue from sanitation services are recognized as the water is consumed and services are provided.  Revenues, including the revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services. Revenue is shown net of value-added tax and fees, rebates and discounts.  Unbilled revenues represent incurred revenues in which the services were provided, but not yet billed until the end of the each period and are recorded as trade receivables based on monthly estimates of the completed services.  Concerning revenues of wholesale municipal governments, which do not pay the full invoice, the Company establishes an allowance for doubtful accounts upon invoicing in revenue reduction account.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

3.4  Trade receivables and allowance for doubtful accounts

Trade receivables are amounts due from customers for services performed in the ordinary course of business.  These are classified as current assets, except when maturity exceeds 12 months after the end of the reporting period.  In these cases, they are presented as noncurrent assets.

The Company establishes an allowance for doubtful accounts for receivable balances at an amount that Management considers to be sufficient to cover eventual losses. The analysis is carried out based on objective accounts receivable data, past receipts and existing guarantees and it does not expect to incur additional significant losses.

3.5  Inventories

Inventories of supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or net realizable value, and are classified in current assets.

3.6  Investment properties

The investment properties are recorded at the acquisition or construction cost, less accumulated depreciation, except for the land group, calculated by the straight-line method at rates that consider the estimated useful life of assets.  Expenditures related to repairs and maintenance are recorded in the income statement when incurred.

The Company also maintains few assets for undetermined use in the future, i.e., it is not defined if the Company will use these assets in the operation or sell them in the short term during the ordinary course of business.

3.7  Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets, subject-matter of the concession agreements.  Those assets are stated at historical acquisition or construction cost less depreciation, net of impairment charge, when necessary.  Interest, other finance charges and inflationary effects deriving from financing effectively applied to construction in progress are recorded as cost of respective property, plant and equipment, in this case, for the qualifying assets. Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale. The Company considers that substantial period means a period greater than 12 months.  This period was established by considering the completion period of the majority of its constructions, which is greater than 12 months, which corresponds to one fiscal year of SABESP.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

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

Donations in assets, received from third parties and governmental entities, to allow the Company to render water and sewage services are not recorded in the Company’s financial statements, since these assets are controlled by the concession grantor.

Financial resources received as donations for the construction of infrastructure are recorded under “Other operating income”.

(a)         Concession arrangements/program

The Company operates concession agreements including the rendering of basic sanitation, environmental, water supply and sewage services signed with the concession grantor.  The infrastructure used by SABESP subject to service concession arrangements is considered to be controlled by the concession grantor when:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

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

Investments made and not recovered through rendering of services, when there is right to receive the residual value of the assets at the end of the contract , must be indemnified by the concession grantor, (1) with cash or cash equivalents or also, in general (2) with the contract extension.  These investments are amortized by the useful life of asset.

The details referring to amortization of intangible arising from concession arrangements/programa are described in Note 14 (d).

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

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

3.13  Payroll, related charges and contributions

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Salaries, vacations and the 13th salary and additional payments negotiated in collective labor agreements plus related charges and contributions are recorded on the accrual basis.

3.14  Profit sharing

The profit sharing plan for its employees is based on operational and financial targets of the Company as a whole.  The Company recognizes a provision when it is contractually required or when there is a practice in the past that created a constructive obligation. The accrual for profit sharing is recorded on the accrual basis period as operating cost, selling and administrative expenses.

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

Escrow deposits not linked to related liabilities are recorded in noncurrent assets. Escrow deposits are adjusted for inflation.

Contingent assets are not recognized in the statements of financial position.

3.16  Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement, when there is any indication of an event.  Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

3.18  Taxes on revenues

Revenues from water and sewage services are recognized on accrual basis for PASEP and Cofins, calculated at the rates of 1.65% and 7.60%, respectively.  Taxes levied on billed amounts to public entities are due when bills are received.

In addition, revenues from sanitation services are also subject to the Regulatory, Control and Inspection Fee (TRCF - Taxa de Regulação, Controle e Fiscalização), whose taxable event is the performance of regulation, control and monitoring activities by ARSESP, calculated at 0.50% of the annual revenue directly generated by the service provided less taxes levied on the service.

The taxes related to PASEP and Cofins incident on amounts invoiced to public entities are due when invoices are received.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

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

Financial expenses are primarily comprised of interest, inflation adjustments and exchange rate changes on borrowings and financing, provisions, public-private partnership and program contract commitmentsz’. These financial income and expenses are calculated using the effective interest rate method.

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

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

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

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

4             Changes in accounting practices and disclosures

4.1  New standards, amendments and interpretations effective for periods beginning on or after January 1, 2017

New standards and revisions

Standard	Description	Impact

Amendments to IAS 12 – Recognition of Deferred Income Tax for Unrealized Losses	Describes about the treatment of temporary differences.	The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.
Amendments to IAS 7 – Disclosure Initiatives	Describes about disclosures that enable users to measure the changes in liabilities related to financing activities.	The application of these amendments did not impact the disclosures or amounts recognized in the annual financial statements.
Annual improvements to IFRSs: 2015-2017 cycle	Amendments to IFRS 12 – Disclosure of interests in other entities – clarification on the standard’s scope.	The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

4.2 New standards, amendments and interpretations to existing standards that are not yet effective

The Company did not early adopt these standards and is assessing the impacts of the new and revised IFRS below on the disclosures or amounts recognized in the financial statements:

Standard	Description	Impact

IFRS 9 - Financial Instruments[1]	Changes in the classification and measurement requirements, mainly for impairment and hedge accounting.

The Company assessed the main aspects of this and has concluded that will not have an impact on the classification and measurement of losses on its financial assets and financial liabilities or hedge accounting, given that it does not have any operation of this nature.

IFRS 15 - Revenue from Contracts with Customers[1]

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

IFRS 16 – Leases[2]

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

The Company is assessing the effects of recording operating leases in its financial statements and expects impacts which are currently under evaluation.
Amendments to IFRS 2 – Classification and measurement of share-based payment transactions[2]	Describe about modifications of settled options of shares.	The Company is assessing the impacts and effects of the amendments, however it does not expect material effects from adopting this standard.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

1 Effective for annual periods beginning on or after January 1, 2018.

2 Effective for annual periods beginning on or after January 1, 2019.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$ 5,702,375 as of December 31, 2017 (R$5,692,984 as of December 31, 2016). Below, the Company’s exposure to exchange risk:

	December 31, 2017		December 31, 2016
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	1,200,786	3,972,200	1,241,963	4,047,682
Borrowings and financing – Yen	57,575,271	1,692,713	57,643,930	1,609,419
Interest and charges from borrowings and financing – US$		26,628		25,114
Interest and charges from borrowings and financing – Yen		10,834		10,769
Total exposure		5,702,375		5,692,984
Borrowing cost – US$		(26,454)		(29,650)
Borrowing cost – Yen		(3,100)		(2,971)
Total foreign currency-denominated borrowings (Note 16)		5,672,821		5,660,363

The 0.2% increase in foreign currency-denominated debt from December 31, 2016 to December 31, 2017 was mainly due to the following:

1)         A 1.5% increase in the US dollar, from R$3.2591 as of December 31, 2016 to R$3.3080 as of December 31, 2017. The US dollar-denominated debt accounts for 70.0% of foreign currency-denominated debts; and

2)         A 5.3% increase in the Yen-denominated, from R$0.02792 as of December 31, 2016 to R$0.02940 as of December 31, 2017.

As of December 31, 2017, if the Brazilian real had depreciated or appreciated by 10%, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, effects on results before taxes on the year would have been R$570,238 (R$569,298 as of December 31, 2016), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

The table below provides the Company's borrowings and financing subject to variable interest rate:

	December 31, 2017	December 31, 2016
TR(i)	1,574,564	1,535,030
CDI(ii)	1,144,391	1,082,228
TJLP(iii)	1,354,987	1,326,631
IPCA(iv)	1,699,747	1,697,452
LIBOR(v)	2,814,399	2,906,999
Interest and charges	125,172	142,644
Total	8,713,260	8,690,984

(i) TR – Interest Benchmark Rate

(ii) CDI – (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii) TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv) IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v) LIBOR – London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. The tariff adjustments of the Company’s services provided do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting indebtedness

As of December 31, 2017, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit for the year before taxes would have been R$ 87,133
(R$ 86,910 as of December 31, 2016) lower or higher, mainly as a result of a lower or higher interest expense on floating rate borrowings and financing.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The maximum exposures to credit risk as of December 31, 2017 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date.  See additional information in Notes 7, 8, 9 and 10.

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment can be assessed by reference to external credit ratings (if available) or to historical information about the banks’ default rates. The credit quality of the banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	December 31, 2017	December 31, 2016
Cash at bank and short-term bank deposits
AA+(bra)	2,222,001	1,850,220
AAA(bra)	43,978	35,452
Other (*)	17,068	549
	2,283,047	1,886,221

(*) This category includes current accounts and investment funds in banks whose balances were not significant.

The available credit rating information of the banks, as at December 31, 2017, in which the Company made deposit transactions and financial investments in domestic currency (R$ - domestic rating) during the year is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA+(bra)	Aa1.br	-
Banco Santander Brasil S/A	-	Aaa.br	brAA-
Caixa Econômica Federal	AA+(bra)	Aa1.br	brAA-
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAA-
Itaú Unibanco Holding S/A	AAA(bra)	Aa1.br	brAA-

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities of the Company, by relevant maturities, including the installment of principal and future interest to be paid according to the agreement.

	2018	2019	2020	2021	2022	2023 onwards	Total
As of December 31, 2017

Liabilities
Borrowings and financing	2,221,645	2,321,046	2,648,021	1,134,162	1,077,914	5,534,627	14,937,415
Accounts payables to suppliers and contractors	344,947	-	-	-	-	-	344,947
Services payable	408,275	-	-	-	-	-	408,275
Public-Private Partnership – PPP (*)	185,816	368,156	368,156	368,156	368,156	5,148,952	6,807,392
Program contract commitments	128,820	92,505	15,639	15,779	1,029	15,981	269,753

(*) The Company also considered future commitments (construction not yet performed) still not recognized in the financial statements related to São Lourenço PPP, due to the relevance of future cash flows, the impacts on its operations and the fact the Company already has formalized this commitment through an agreement signed by the parties.

Future interest

Future interest were calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e., the early maturity of any debt, may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

	December 31, 2017	December 31, 2016

Total borrowings and financing (Note 16)	12,100,966	11,964,143
(-) Cash and cash equivalents (Note 7)	(2,283,047)	(1,886,221)

Net debt	9,817,919	10,077,922
Total equity	17,513,009	15,419,211

Total capital	27,330,928	25,497,133

Leverage ratio	36%	40%

As of December 31, 2017, the leverage ratio decreased to 36% from the 40% as of December 31, 2016, mainly due to the increase in equity generated by the 2017 earnings retention.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

5.4 Financial instruments

As of December 31, 2017 and December 31, 2016, the Company did not have financial assets classified as fair value through profit or loss, held to maturity and available for sale neither financial liabilities classified as fair value through profit or loss. The Company’s financial instruments included in the borrowings and receivables category comprise cash and cash equivalents, restricted cash, trade receivables, balances with related parties, other receivables, and balances receivable from the Water National Agency – ANA. The financial instruments under the “other liabilities” category comprise accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are nonderivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

Financial assets

	December 31, 2017		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,283,047	2,283,047	1,886,221	1,886,221
Restricted cash	18,822	18,822	24,078	24,078
Trade receivables	1,888,505	1,888,505	1,711,306	1,711,306
Water National Agency – ANA	70,487	70,487	81,221	81,221
Other receivables	169,715	169,715	167,369	167,369

(*)Amount recorded under “other receivables” in current assets.

Additionally, SABESP has financial instrument assets receivables from related parties, in the amount of R$815,160 as of December 31, 2017 (R$871,709 as of December 31, 2016), which were calculated in accordance with the conditions negotiated between related parties.  The conditions and additional information referring to these financial instruments are disclosed in Note 10 to the financial statements. Part of this balance, in the amount of R$709,208 (R$788,180 as of December 31, 2016), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Financial liabilities

	December 31, 2017		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	12,100,966	11,967,909	11,964,143	11,776,178
Accounts payables to suppliers and contractors	344,947	344,947	311,960	311,960
Services payable	408,275	408,275	460,054	460,054
Program contract commitments	239,500	239,500	178,093	178,093
Public-Private Partnership - PPP	3,071,416	3,071,416	2,249,418	2,249,418

To obtain fair value of borrowings and financing, the following criteria have been adopted:

(i)       Agreements with Banco do Brasil and CEF (Brazilian Federal Savings Bank) were projected until their final maturities, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained  from B3 (previous denominated BM&FBovespa).

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

(iv)   Other financing in local currency are considered by carrying amount plus contractual interest rate until maturity date, discounted to present value considering a future interest rate published by B3.

(v)     Agreements with BID and IBRD, were projected until final maturity in  origin  currency,  applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg.  Eurobonds was priced at market value through quotes published by Bloomberg. All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2017.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(vi)   Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais at the exchange rate of December 31,  2017.

(vii) Leases are financial instruments considered by face value restated until maturity date, whose characteristic is the indexation by fixed contractual rate, which is a specific type, not compared to any other market rate.  Thus, the Company discloses as market capitalization, the amount recorded as of December 31, 2017.

Financial instruments referring to investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

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

The Company makes estimates and assumptions concerning the future.  The resulting accounting estimates, by definition, may differ from actual results.  The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(a)         Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts in an amount that Management considers sufficient to cover expected losses (see Note 9 (c) ), based on an analysis of trade receivables, in accordance with the accounting policy stated in Note 3.4.

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

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

Concession intangible assets under Concession agreements and Program contracts, in which, at the end of the contract, the Company has no right to receive a payment equivalent to the unamortized asset balance of the concession intangible, are amortized on a straight-line basis over the useful life of asset or contract period, which occurs first.  Additional information on the accounting for intangible assets arising from concession agreements are described in Notes 3.8 and 14.

The recognition of fair value for the intangible assets arising on concession agreements is subject to assumptions and estimates, and the use of different assumptions could affect the balances recorded. Different assumptions and estimates and changes in the useful lives of the intangible assets may have relevant impacts on the results of operations.

(c)          Pension benefits

The Company sponsors the defined benefit plan and the defined contribution plan, as described in Note 20.

The liability recognized in the balance sheet in relation to defined benefit pension plans is the present value of defined benefit obligation on the balance sheet date, less the fair value of plan assets. The benefit obligation is calculated yearly by independent actuaries, applying the projected credit unit method.  The present value of defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates compatible with the market, which are denominated in currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation. Additional information related to pension benefits are described in Note 20.

(d)         Deferred income tax and social contribution

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

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, in the projection of future taxable income and the estimated period of reversing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in provision for impairment of all or a significant amount of deferred tax assets. Additional information related to taxes are described in Note 18.

(e)          Provisions

The Company is party to a number of legal proceedings involving significant claims. These legal proceedings include, but are not limited to, tax, labor, civil, environmental, disputes with customers and suppliers. The Company recorgnizes a provision for lawsuits when it has a present obligation (legal or constructive) arising from a past event, it is probable that an outflow of resources embodying economic benefits will be necessary to settle the liability and the amount of such obligation can be reliable estimated.  Judgments regarding future events may differ significantly from actual estimates and could exceed the amounts provisioned.  Provisions are revised and adjusted to take into consideration changes in circumstances involved. Additional information of these legal proceedings are disclosed in Note 19.

7             Cash and cash equivalents

	December 31, 2017	December 31, 2016
Cash and banks	171,951	137,395
Cash equivalents	2,111,096	1,748,826
	2,283,047	1,886,221

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 98.88% of CDI in December 2017 (99.24% in December 2016).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

8             Restricted cash

	December 31, 2017	December 31, 2016
Current
Agreement with the São Paulo municipal government (i)	12,055	15,858
Brazilian Federal Savings Bank – escrow deposits (ii)	1,209	2,989
Other	5,558	5,231
	18,822	24,078

(i)    Refers to the amount deducted from the 7.5% of Municipal revenue transferred to the Municipal Fund, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with the municipal government of São Paulo; and

(ii)   Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

9             Trade receivables

(a)      Financial position balances

	December 31, 2017	December 31, 2016
Private sector:
General and special customers (i) (ii)	1,248,979	1,205,498
Agreements (iii)	320,032	315,351

	1,569,011	1,520,849
Government entities:
Municipal	532,320	520,950
Federal	3,547	3,414
Agreements (iii)	285,614	279,449

	821,481	803,813
Wholesale customers – Municipal governments: (iv)
Guarulhos	760,598	778,106
Mauá	530,830	467,775
Mogi das Cruzes	2,670	2,527
Santo André	1,048,832	946,045
São Caetano do Sul	2,604	2,371
Diadema	222,671	222,671

Total wholesale customers – Municipal governments	2,568,205	2,419,495

Unbilled supply	580,006	481,389

Subtotal	5,538,703	5,225,546
Allowance for doubtful accounts	(3,650,198)	(3,514,240)

Total	1,888,505	1,711,306

Current	1,672,595	1,557,472
Noncurrent	215,910	153,834

	1,888,505	1,711,306

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(i)    General customers - residential and small and mid-sized companies

(ii)  Special customers - large consumers, commercial, industries, condominiums and special billing consumers (fixed demand agreements, industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary adjustment and interest, according to the agreements.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(b)      The aging of trade receivables is as follows

	December 31, 2017	December 31, 2016

Current	1,471,668	1,337,503
Past-due:
Up to 30 days	287,173	263,157
From 31 to 60 days	118,179	148,927
From 61 to 90 days	73,989	53,268
From 91 to 120 days	52,477	109,138
From 121 to 180 days	105,952	124,001
From 181 to 360 days	147,699	203,837
Over 360 days	3,281,566	2,985,715

Total past-due	4,067,035	3,888,043

Total	5,538,703	5,225,546

The increase in the overdue balance was mainly due to the default of the municipalities that purchased water on a wholesale basis, given that they are challenging the tariffs charged by SABESP in court.

(c)      Allowance for doubtful accounts

	December 31, 2017	December 31, 2016	December 31, 2015

Balance at beginning of the year	3,514,240	3,307,793	3,164,288
Private sector /government entities	75,973	144,217	103,231
Recoveries	(133,730)	(241,109)	(177,993)
Wholesale customers	193,715	331,295	283,113

Net additions for the year	135,958	234,403	208,351

Write-offs of accounts receivable during the year	-	(27,956)	(64,846)

Balance at end of the year	3,650,198	3,514,240	3,307,793

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Reconciliation of estimated losses of income	December 31, 2017	December 31, 2016	December 31, 2015

Write-offs	(171,729)	(177,492)	(63,076)
(Losses)/reversal with state entities - related parties	21,510	(7,292)	(3,999)
Losses with private sector / government entities	(75,973)	(144,217)	(103,231)
(Losses)/reversal with wholesale customers	9,781	(2,596)	(10,107)
Recoveries	133,730	241,109	177,993

Amount recorded as selling expenses	(82,681)	(90,488)	(2,420)

Wholesale sales losses, amounting to R$ 203,496 were reported as a reduction of revenue and sales expenses in 2017. In 2016 and 2015, R$328,699 and R$273,006, respectively, were fully reported as a reduction of revenue.

The Company does not have customers representing 10% or more of its total revenues.

10           Related-Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)      Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	December 31, 2017	December 31, 2016
Accounts receivable
Current:
Sanitation services (i)	118,441	134,005
Allowance for losses (i)	(35,114)	(56,624)
Reimbursement for retirement and pension benefits paid (G0):
- monthly flow (payments) (ii) and (vi)	22,968	22,696
- GESP Agreement – 2008 (ii) and (vi)	20,099	56,512
- GESP Agreement – 2015 (vii)	54,379	39,816
“Se Liga na Rede” program (l)	-	6,148

Total current	180,773	202,553

Noncurrent:
Agreement for the installment payment of sanitation services	22,625	-
Reimbursement for retirement and pension benefits paid (G0):
- GESP Agreement – 2008 (ii) and (vi)	-	18,838
- GESP Agreement – 2015 (vii)	611,762	650,318

Total noncurrent	634,387	669,156

Total receivables from shareholders	815.160	871,709

Assets:
Sanitation services	105,952	77,381
Reimbursement of additional retirement and pension benefits (G0)	709,208	788,180
“Se Liga na Rede” program (l)	-	6,148

Total	815,160	871,709

Liabilities:
Interest on capital payable to related parties	300,717	351,788
Other (g)	1,367	1,853

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

	2017	2016	2015

Revenue from sanitation services	462,989	445,726	357,512
Payments received from related parties	(471,081)	(424,549)	(338,471)

Receipt of GESP reimbursement referring to Law 4,819/58	(192,889)	(139,472)	(121,709)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(i)      Sanitation services

The Company provides water supply and sewage services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement of credits which can be made according to items (iii), (iv) and (v), below.

The Company recognized R$35,114 as of December 31, 2017 (R$56,624 as of December 31, 2016) as allowance for losses of amounts past due for more than 360 days has been recorded due to the uncertainty involving these receipts.

(ii)    Reimbursement of additional retirement and pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4,819/58 ("Benefits") paid by the Company to former employees and pensioners, referred to as Go.

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

(iii)     GESP Agreement

On December 11, 2001, the Company, the São Paulo State Government (through the State Department of Finance Affairs, currently Department of Finance) and the Water and Electricity Department (DAEE), with the intermediation of the State Department of Sanitation and Energy (former Department of Water Resources, Sanitation and Construction Works), entered into the Obligations, Payment Commitment and Other Covenants Acknowledgement and Consolidation Agreement ("GESP Agreement") for the settlement of outstanding debts between GESP and the Company related to sanitation services and to the retirement benefits.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for ensuring and maintaining the Alto Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the Benefits.  The DAEE would transfer the reservoirs to the Company, replacing the amount owed by GESP.  However, the São Paulo State Public Prosecution Office challenges the legal validity of this agreement, and its main argument is the lack of bidding and the absence of a specific legislative authorization for disposal of DAEE's assets.  There is an unfavorable decision to SABESP not yet unappealable.  See additional information in item (viii) below.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(iv)      First Amendment to the GESP Agreement

On March 22, 2004, the Company and the São Paulo State Government amended the terms of the original GESP Agreement, (1) consolidating and recognizing the amounts due by the São Paulo State Government for water supply and sewage services provided, monetarily adjusted through February 2004; (2) formally authorizing the offset of amounts due by the São Paulo State Government with interest on capital declared by the Company and any other debt owed to the São Paulo State Government as of December 31, 2003, monetarily adjusted through February 2004; and (3) defining the payment conditions of the remaining liabilities of the São Paulo State Government for the receipt of the water supply and sewage services.

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

(vi)      Third Amendment to the GESP Agreement

On November 17, 2008, GESP, SABESP and DAEE signed the third amendment to the GESP Agreement, through which GESP recognized a debt balance payable to SABESP totaling R$915,251, monetarily adjusted up to September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs (see information on item (iii) of this note) as part of the payment of the Undisputed Reimbursement and offered to GESP a provisional settlement, recognizing a credit totaling R$696,283, corresponding to the value of the reservoirs in the Alto Tietê system. The Company did not recognize the reimbursement receivable of R$696,283 related to the reservoirs, as it is not virtually certain that will be transferred by the State. In March 2015, Sabesp and GESP entered into an agreement to pay the amounts receivable, totaling R$696,283 (more information in item (vii) of this note). The remaining balance totaling R$218,967 has been paid in 114 monthly, consecutive installments, totaling R$1,920 each, including the annual IPCA-IBGE fluctuation, plus interest of 0.5% p.m.. The amounts are paid on a monthly basis and the last installment matures in April 2018.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

In addition, the third amendment provides for the regularization of the monthly flow of benefits.  While SABESP is liable for the monthly payment of benefits, the State shall reimburse SABESP based on the criteria identical to those applied when determining the Undisputed Reimbursement.  Should there be no preventive court decision, the State will assume the flow of monthly payment of benefits portion deemed as undisputed.

(vii)    Agreement with the São Paulo State Government entered into in 2015

On March 18, 2015, the Company, the State of São Paulo and the Department of Water and Electricity (DAEE), and the Sanitation and Water Resources Department as the intervening party, entered into a Term of Agreement in the amount of R$1,012,310, of which R$696,283 refer to the principal of the Undisputed Amount mentioned in item (vi) and R$316,027 corresponding to the inflation adjustment of the principal until February 2015.

The Principal Amount will be paid in 180 installments, as follows:

•    The first 24 installments were settled by immediately transferring 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista - CTEEP, totaling R$87,174, based on the share closing on March 17, 2015; and

•         The amount of R$609,109, payable in 156 monthly installments, was adjusted by IPCA (Extended Consumer Price Index) until the initial payment date, on April 5, 2017. As of this date, installments are being adjusted by IPCA plus simple interest of 0.5% per month.

Considering the lawsuit which objects the possibility of transferring the reservoirs is pending final and unappealable court decision, the agreement also provides for the following situations:

•         If transfer is possible and the Reservoirs are effectively transferred to SABESP and registered at the notary’s office, SABESP will reimburse to the State the amounts paid in replacement of Reservoirs (Principal Amount) in 60 monthly installments adjusted by IPCA until the date of payment of each installment; and

•    If the transfer of Reservoirs is not possible, the State will pay to SABESP, in addition to the Principal Amount, the inflation adjustment credit of R$316,027 in 60 installments, starting these payments at the end of Principal Amount installment payment. The amount will be adjusted by IPCA to the start date of payments and, as of this date, IPCA will be incurred plus 0.5% simple interest rates/month over the amount of each installment.

The accounting impacts of the agreement generated a debit of R$696,283 in accounts receivable from related parties and a credit in the same amount in administrative expenses on the transaction date. As of December 31, 2017, the balance receivable totaled R$54,379 in current assets (R$ 39,816 as of December 31, 2016) and R$611,762  in noncurrent assets (R$ 650,318 as of December 31, 2016) and CTEEP shares were disposed of on April 20, 2016 for R$111.1 million.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

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

However, the recent opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, refute the reimbursement of previously defined as Disputed Amount.

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the disputed  receivables without dispute.

As part of the actions intended to recover the receivables that management considers due by the State, related to discrepancies in the reimbursement of the pension benefits paid by the Company, SABESP:  (i) on March 24, 2010, reported to the controlling shareholder the official letter approved by the executive committee, proposing that the matter be discussed at the São Paulo Stock Exchange (B3) Arbitration Chamber; (ii) in June 2010, presented to Department of Finance a proposal to solve the outstanding items, such proposal was not accepted; (iii) on November 9, 2010, filed a judicial action against the State of São Paulo pleading the entire reimbursement related to employee benefits set out in Law 4,819/58 to finalize the discussion between the Company and GESP. Despite the legal action, the expectation of which is a possible gain, the Company will persist to obtain an agreement with GESP since the management believes that it is the best course of action to the Company and to its shareholders than waiting until the end of the lawsuit.

The Company's Management decided to record allowance for losses of amounts receivables from the State; as of December 31, 2017 and 2016, the amounts related to the pension plan benefits paid and recorded for allowance for doubtful accounts totaled R$ 1,021,657 and R$ 937,035, respectively.

As a result, the Company also recognized the obligation related to the pension benefit obligations maintained with the beneficiaries, retirees and pensioners of Plan G0.  As of December 31, 2017 and 2016, the pension benefit obligations of Plan G0 totaled R$2,543,877 and R$2,512,080, respectively. For detailed information on the pension benefit obligations refer to Note 20 (b) (iii).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(b)      Use of reservoirs – EMAE

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

The agreement was based on the following assumptions: (i) SABESP payments should not exceed the amount necessary to indemnify EMAE for the maintenance and operating costs of the Guarapiranga and Billings reservoirs, based on the percentage of the collection considering the natural outflow of each reservoir; (ii) payments will be made while SABESP’s and EMAE’s concessions are valid, and as long as SABESP withdraws water from these reservoirs, in compliance with the statute of limitations of the objects of the proceedings; (iii) SABESP must request ARSESP to incorporate these expenses into the tariff revision process in progress.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

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

The Company determined the annual amount of R$6,610 from 2010 to 2042, including the statute of limitations and the year of expiration of the EMAE concession.

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

In addition to the lawsuits that were part of the Agreement, on April 11, 2016, SABESP was named in the Indemnification proceeding commenced by EMAE’s minority shareholders, who claimed compensation for damages suffered by EMAE, based on the amounts that the latter did not earn due to the decrease in the outflow of these reservoirs and in the generation of electricity as a result of the use of water of the Billings and Guarapiranga reservoirs by SABESP, and also requested that SABESP be sentenced to reimburse the loss of profits related to EMAE’s unearned amounts resulting from the fact that water was not pumped from the Pinheiros and Tietê Rivers to the Henry Borden hydroelectric power plant.  In summary, the company claims  that the São Paulo State, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE’s detriment and in favor of SABESP’s interests by allowing and consenting water intake from the Billings and Guarapiranga reservoirs, in detriment to the output of these reservoirs and generation of electricity by EMAE, without the necessary financial compensation, making impracticable the satisfactory use of the Henry Borden hydroelectric power plant.

As of December 31, 2016, the Company recorded R$9,018 and R$29,749 in Other Liabilities, under current  and noncurrent liabilities, respectively, which represent the present value of the balance of R$46,270 that will be paid in five annual installments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

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

As of October 19, 2017, SABESP and EMAE executed the first amendment to the Private Transaction Agreement and Other Covenants for removal of the condition precedent related to the approval of said agreement at EMAE’s Extraordinary Shareholders’ Meeting, which was approved by the Boards of Directors of SABESP and EMAE. The conditions precedent were complied with and the agreement came into effect.

In 2017, the Company recorded R$6,110 and R$64,180 in other liabilities, under current and noncurrent liabilities, respectively, which represent the present value of the balance of R$171,860 that will be paid in annual installments with expected maturity from October 2017 until October 2042.

In October 2017, the Company paid the installments maturing in April 2017 and October 2017, of R$ 9,316 and
R$ 6,760 respectively. As of December 31, 2017, the balance of the agreement totaled R$ 15,668 and R$ 92,894, recorded under other liabilities, in current and noncurrent liabilities, respectively.

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

(d)      Guarantees

The State Government provides guarantees for some borrowings and financing of the Company and does not charge any fee with respect to such guarantees.

(e)     Personnel assignment agreement among entities related to the State Government

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed.  In 2017, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$9,853 (R$10,393 in 2016 and R$10,481 in 2015).

In 2017, there were no expenses related to personnel assigned by other entities to SABESP (R$10 in 2016 and R$342 in 2015).

(f) Services obtained from state government entities

As of December 31, 2017 and 2016, SABESP had an outstanding amounts payable of R$1,367 and R$1,853, respectively, for services rendered by São Paulo State Government entities.

(g)      Non-operating assets

As of December 31, 2017 and December 31, 2016, the Company had an amount of R$969 related to a free land lent to DAEE (Department of Water and Electricity).

(h)            Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of December 31, 2017 amounted to R$388,461 (R$753,170 as of December 31, 2016), according to Note 20 (b) (i).

(i)       Compensation of Management Key Personnel

- Compensation:

SABESP's compensation policy for the Management and officers is set out according to guidelines of the São Paulo State Government, issued by the CODEC (State Capital protection Board), and are based on performance, market competitiveness, or other indicators related to the Company's business, and is subject to approval by shareholders at an Annual Shareholders' Meeting.

The Executive Officers’ fees are also defined by government authorities. Management and Fiscal Council’s compensation is equivalent to 30 percent and 20 percent, respectively, of the Executive Officers’ fee, contingent on attendance of at least one monthly meeting.

The objective of the compensation policy is to set a private sector management paradigm to retain its staff and recruit competent, experienced and motivated professionals, considering the level of management efficiency currently required by the Company.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

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

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers amounted to R$3,813, R$3,912 and R$4,078 for 2017, 2016 and 2015, respectively.  An additional amount of R$556, related to the bonus program, was recorded in 2017 (R$494 in 2016 and R$521 in 2015).

(j) Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

The Company entered into a loan agreement through credit facility with the SPEs Aquapolo Ambiental S.A. as of March 30, 2012, and with Attend Ambiental S.A. as of May 9, 2014, to finance the operations of these companies, until the borrowings and financing requested with financial institutions is granted.

These agreements remain with the same characteristics, according to the table below:

SPE	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Attend Ambiental	5,400	3,877	9,277	SELIC + 3.5 % a.a.	(i)
Aquapolo Ambiental	5,629	5,209	10,838	CDI + 1.2% a.a.	(ii)
Aquapolo Ambiental	19,000	11,502	30,502	CDI + 1.2% a.a.	(iii)
Total	30,029	20,588	50,617

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

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

(ii)     The R$5,629 loan agreement originally expired on April 30, 2016.  As of February 10, 2016, an amendment to the agreement changed the payment schedule for four annual installments, the first of which maturing on December 30, 2018 and the last on December 30, 2021; and

(iii)   The loan agreement totaling R$19,000 originally expired on April 30, 2015, was extended to October 30, 2015 and on November 25, 2015 a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

The amount disbursed is recognized under “Other Receivables”, of which R$ 1,780 was classified in Current Assets and R$ 48,837 in Noncurrent Assets. As of December 31, 2017, the balance of principal and interest rates of these agreements was R$ 50,617 (R$52,407 as of December 31, 2016).  In 2017, the financial income recognized was R$5,017 (R$7,118 in 2016 and R$10,123 in 2015).

(l)       “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law no. 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low income households which agreed to adhere to the program.  The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works.  As of December 31, 2017, the program total amount was R$82,697 (R$79,274 as of December 31, 2016), there was no balance receivable from related parties (R$6,148 as of December 31, 2016), the amount of R$35,068 (R$34,915 as of December 31, 2016) recorded in the group of intangible assets and R$47,629 was reimbursed by GESP (R$38,211 as of December 31, 2016) from the beginning of the program until December 31, 2017.

11            Water National Agency - ANA

The Company has agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program".

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Caixa Econômica Federal – Brazilian Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as, the reduction of polluting cargoes of each agreement.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. As of December 31, 2017, the balances of assets and liabilities were R$70,487 (R$81,221 as of December 31, 2016), and the liabilities are recorded under "other liabilities" of noncurrent liabilities.

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

The Company holds interest valued by the equity accounting in the following investees:

Sesamm

As of August 15, 2008, the Company, together with GS Inima Brasil Ltda (“GS Inima”), successor of Técnicas y Gestion Medioambiental S.A.U. (“TGM”) and GS Inima Environment S/A (currently OHL Medio Ambiente); and Estudos Técnicos e Projetos ETEP Ltda. (“ETEP”), succeeded by ECS Operações e Participações Ltda (“ECS”), incorporated Sesamm – Serviços de Saneamento de Mogi Mirim S/A for a period of 30 years from the date the concession agreement with the municipality for the purpose of providing complementary services to the sewage diversion system and implementing and operating sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

Sesamm's capital as of December 31, 2017, totaled R$ 19,532, and was represented by 19,532,409 registered common shares without a par value. SABESP holds a 36% interest, GS Inima 57% and ECS 7%.

The operations initiated in June 2012.

Águas de Andradina

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

As of September 15, 2010, the Company, together with Companhia de Águas do Brasil – Cab Ambiental, currently Iguá Saneamento S/A (“Iguá”), incorporated Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

As of December 31, 2017, the capital of Águas de Andradina totaled R$ 13,841, divided into 13,840,885 registered common shares without a par value. SABESP holds 30% of its equity interest and Iguá 70%.  The amount of R$ 12 is recorded under investee’s equity, as advance for future capital increase.

As of April 26, 2016, the Annual and Extraordinary Shareholders’ Meeting approved a capital increase in the amount of R$ 2,290 upon the issue of 2,289,796 new registered common shares with no par value, fully subscribed and paid-in, R$ 573 of which using the minimum mandatory dividends and R$ 1,717 corresponding to additional dividends, both arising from the profit recorded in 2015.

In March 2017, the Company contributed R$ 303 in the investee. The amount is recorded in current assets, under “Other receivables” and will be reclassified into investments after the resolution and approval of the investee’s shareholders at an Annual and Extraordinary Shareholders’ Meeting.

The Company pledges as guarantee 100% of its shares in Águas de Andradina.

The operations initiated in October 2010.

Águas de Castilho

As of October 29, 2010, the Company, together with Águas do Brasil – Cab Ambiental, currently Iguá Saneamento S/A (“Iguá”), incorporated Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

As of December 31, 2017, the company’s capital was R$ 2,360, and was represented by 2,360,330 registered shares without a par value. SABESP holds a 30% interest and Iguá 70%.

As of April 26, 2016, the Annual and Extraordinary Shareholders’ Meeting approved a capital increase in the amount of R$ 740 upon the issue of 740 new registered common shares with no par value, fully subscribed and paid-in, R$ 184 of which using the minimum mandatory dividends and R$ 556 corresponding to additional dividends, both arising from the profit recorded in 2015.

The Company pledges as guarantee 100% of its shares in Águas de Castilho.

The operations initiated in January 2011.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Saneaqua Mairinque

As of June 14, 2010, the Company, together with BRK Ambiental Participações S/A (“BRK”) currently Odebrecht Utilities S/A, former Foz do Brasil S.A., incorporated Saneaqua Mairinque S/A, with indefinite term, for the purpose of exploring water supply and sewage services of the municipality of Mairinque.

As of December 31, 2017, the capital of Saneaqua Mairinque totaled R$ 2,000, and was represented by 2,000,000 registered common shares without a par value. SABESP holds a 30% interest and BRK 70%. The amount of R$ 2,183 is recorded under the investee’s noncurrent liabilities, as advance for future capital increase.

In January 2017, the Company contributed R$ 505 in the investee. The amount is recorded in current assets, under “Other receivables” and will be reclassified into investments after the resolution and approval of the investee’s shareholders at an Annual and Extraordinary Shareholders’ Meeting.

The Company pledges as guarantee 100% of its shares in Saneaqua Mairinque.

The operations initiated in October 2010.

Attend Ambiental

As of August 23, 2010, SABESP, jointly with Companhia Estre Ambiental S.A. (“Estre”), incorporated Attend Ambiental S.A., for constructing and operating a pretreatment of non-domestic effluent station, sludge transportation and related services in the city of São Paulo as well as implement similar structures in other areas in Brazil and abroad.

As of December 31, 2017, the capital totaled R$ 13,400, and was represented by 13,400,000 registered common shares without a par value. SABESP holds a 45% interest and Estre 55%.

The operations initiated in December 2014.

Aquapolo Ambiental S/A.

As of October 8, 2009, the Company, together with Odebrecht Utilities S/A, formerly Foz do Brasil S.A., incorporated Aquapolo Ambiental S.A., for the purpose of producing, providing and trading reused water for Quattor Química S.A., Quattor Petroquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex.

As of December 31, 2017, the capital of Aquapolo totaled R$ 36,412, and was represented by 42,419,045 registered common shares without a par value. SABESP holds 49% of its equity interest. As of December 29, 2016, Odebrecht Utilities S/A transferred to Odebrecht Ambiental Participações em Negócios Industriais S/A (“OAPNI”) all its shares and control and the latter now holds 51% of the shares.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The Company pledges as collateral 100% of its shares in Aquapolo Ambiental S/A.

The operations initiated in October 2012.

Paulista Geradora de Energia

As of April 13, 2015, the Company acquired shares from Empresa Paulista Geradora de Energia S/A - PGE, jointly        with Servtec Investimentos e Participações Ltda ("Servtec) and Tecniplan Engenharia e Comércio Ltda ("Tecniplan"), which operational purpose is the implementation and commercial exploration of water potential in small hydroelectric power plants (PCHs), located at the Guaraú and Vertedouro Cascata Water Treatment Stations.

As of December 31, 2017, the capital of Paulista Geradora de Energia was R$ 8,679, represented by 8,679,040 registered common shares without a par value, in which SABESP holds a 25% interest, Servtec holds 37.5% and Tecniplan 37.5%.

As of December 31, 2017, operations had not initiated yet.

Below is a summary of the investees’ financial information and SABESP’s equity interest:

Company	Equity			Provisioned dividends		Profit (loss) for the year
	2017	2016	2015	2017	(*)	2017	(*)	2016	2015

Sesamm	39,262	37,198	32,313	(643)	-	2,707	-	8,601	6,082
Águas de Andradina (i)	21,432	16,161	15,191	-	800	4,471	(2,040)	1,772	2,371
Águas de Castilho	4,858	3,706	3,449	-	219	933	22	631	773
Saneaqua Mairinque	4,480	4,090	3,560	-	-	390	(153)	723	1,145
Attend Ambiental	5,249	3,925	3,084	-	-	1,324	(80)	841	3,195
Aquapolo Ambiental	18,810	12,340	11,651	-	-	6,470	(53)	689	(4,569)
Paulista Geradora de Energia	8,447	8,469	8,509	-	-	(22)	-	(40)	(114)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Company	Investments		Dividends distributed		Equity in the earnings of subsidiaries				Interest percentage
	2017	2016	2017	(*)	2017	(*)	2016	2015	2017	2016	2015

Sesamm	14,135	13,391	(231)	-	975	-	3,096	2,190	36%	36%	36%
Águas de Andradina	5,818	4,849	-	240	1,341	(612)	532	711	30%	30%	30%
Águas de Castilho	1,465	1,112	-	66	280	7	189	232	30%	30%	30%
Saneaqua Mairinque	1,298	1,227	-	-	117	(46)	217	344	30%	30%	30%
Attend Ambiental	2,326	1,766	-	-	596	(36)	378	1,388	45%	45%	45%
Aquapolo Ambiental	9,191	6,047	-	-	3,170	(26)	338	(2,239)	49%	49%	49%
Paulista Geradora de Energia	2,111	2,117	-	-	(6)	-	(10)	(29)	25%	25%	25%
Total	36,344	30,509	(231)	306	6,473	(713)	4,740	2,597
Other investments	588	587
Overall total	36,932	31,096

(*) Refer to changes in the equity of investees, as their financial statements for the year ended December 31, 2016 were disclosed after disclosure of the Company’s financial statements.

13           Investment properties

As of December 31, 2017, the balance of “Investment properties” is R$57,652 (December 31, 2016 – R$57,968).  As of December 31, 2017 and 2016, the market value of these properties is approximately R$402,000 and R$404,000, respectively.

	December 31, 2016	Write-offs and disposals	Depreciation	December 31, 2017

Investment properties	57,968	(244)	(72)	57,652
Total	57,968	(244)	(72)	57,652

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2015	Transfers	Write-offs and disposals	Reversal of estimated losses	Depreciation	December 31, 2016

Investment properties	56,957	1,231	(124)	10	(106)	57,968
Total	56,957	1,231	(124)	10	(106)	57,968

	December 31, 2014	Transfers	Write-offs and disposals	Depreciation	December 31, 2015

Investment properties	54,039	9,182	(5,859)	(405)	56,957
Total	54,039	9,182	(5,859)	(405)	56,957

14           Intangible assets

(a)      Statement of financial position details

	December 31, 2017			December 31, 2016
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Agreements – equity value	8,893,296	(1,751,682)	7,141,614	9,222,543	(1,739,588)	7,482,955
Agreements – economic value	2,068,402	(634,465)	1,433,937	1,925,361	(543,709)	1,381,652
Program contracts	10,653,292	(3,058,226)	7,595,066	9,209,367	(2,633,346)	6,576,021
Program contracts – commitments	1,113,160	(202,785)	910,375	991,848	(168,632)	823,216
Services contracts – São Paulo	19,388,751	(3,471,736)	15,917,015	17,457,658	(2,904,951)	14,552,707
Software license	688,712	(220,587)	468,125	575,494	(145,257)	430,237
Total	42,805,613	(9,339,481)	33,466,132	39,382,271	(8,135,483)	31,246,788

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(b)      Changes

	December 31, 2016	Additions	Contract renewal	Reversal of estimated losses	Transfers (i)	Write-offs and disposals	Amortization	December 31, 2017
Intangible right arising from:
Agreements – equity value	7,482,955	374,775	(531,818)	2,078	1,663	(2,795)	(185,244)	7,141,614
Agreements – economic value	1,381,652	142,429	-	8	2,604	(1,163)	(91,593)	1,433,937
Program contracts	6,576,021	772,278	531,818	4,834	(1,784)	(6,606)	(281,495)	7,595,066
Program contracts – commitments	823,216	121,313	-	-	-	-	(34,154)	910,375
Services contracts – São Paulo	14,552,707	1,976,079	-	6,460	(18,346)	(13,848)	(586,037)	15,917,015
Software license	430,237	103,424	-	-	6,489	-	(72,025)	468,125
Total	31,246,788	3,490,298	-	13,380	(9,374)	(24,412)	(1,250,548)	33,466,132

	December 31, 2015	Additions	Contract renewal	Estimated losses	Transfers	Write-offs and disposals	Amortization	December 31, 2016
Intangible right arising from:
Agreements – equity value	7,287,630	391,545	(9,587)	(1,335)	1,014	(6,233)	(180,079)	7,482,955
Agreements – economic value	1,353,020	106,307	-	(8)	6	(110)	(77,563)	1,381,652
Program contracts	6,288,575	553,126	9,587	(4,360)	2,023	(5,571)	(267,359)	6,576,021
Program contracts – commitments	850,530	5,762	-	-	-	-	(33,076)	823,216
Services contracts – São Paulo	12,367,017	2,697,724	-	(4,495)	9,696	(2,894)	(514,341)	14,552,707
Software license	366,854	101,367	-	-	(167)	-	(37,817)	430,237
Total	28,513,626	3,855,831	-	(10,198)	12,572	(14,808)	(1,110,235)	31,246,788

	December 31, 2014	Additions	Contract renewal	Reversal of estimated losses	Transfers	Write-offs and disposals	Amortization	December 31, 2015
Intangible right arising from:
Agreements – equity value	7,369,271	574,421	(463,362)	747	(324)	(4,303)	(188,820)	7,287,630
Agreements – economic value	1,281,260	140,732	-	-	(17)	(139)	(68,816)	1,353,020
Program contracts	5,379,153	663,399	463,362	4,459	(752)	(11,045)	(210,001)	6,288,575
Program contracts – commitments	702,909	177,424	-	-	-	-	(29,803)	850,530
Services contracts – São Paulo	10,986,386	1,900,218	-	18,879	(4,997)	(30,321)	(503,148)	12,367,017
Software license	260,547	148,248	-	-	-	-	(41,941)	366,854
Total	25,979,526	3,604,442	-	24,085	(6,090)	(45,808)	(1,042,529)	28,513,626

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(i) As of December 31, 2017, the Company reclassified R$ 24,071 corresponding to the intangible assets of Álvares Florence, Embaúba, Araçoiaba da Serra, Itapira and Tuiuti to indemnities receivable, in noncurrent assets, which have full allowance for losses.

The Company started operations in the municipalities of Santa Branca in February 2017 and Pereiras in October. In the second quarter of 2017, it entered into a contract program with the municipalities of Santa Cruz do Rio Pardo and Cândido Rodrigues. In the third quarter of 2017, the Company renewed a program contract with the municipality of Itaquaquecetuba and in the fourth quarter with the municipalities of Taubaté and Taciba; all these contracts are valid for 30 years.

(c)      Intangible arising from concession agreements

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

As of December 31, 2017, the Company operated in 368 municipalities in the State of São Paulo (366 as of December 31, 2016).  Most of these contracts have a 30-year concession period.

The services provided by the Company are billed at a price regulated and controlled by São Paulo State Sanitation and Energy Regulatory Agency (ARSESP).

Intangible rights arising on concession agreements include:

(i)     Concession agreements – equity value

These refer to municipalities assumed until 2006, except for the municipalities assumed by economic value through assets valuation report prepared by independent experts.  The amortization of assets is calculated according to the straight-line method, which considers the assets useful life.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(ii)           Concession agreements – economic value

From 1999 through 2006, the negotiations for new concessions were conducted on the basis of the economic and financial result of the transaction, determined in a valuation report issued by independent appraisers.

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession agreements" and amortized over the period of the related concession (usually 30 years). As of December 31, 2017 and 2016 there were no amounts pending related to these payments to the municipalities.

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

As of December 31, 2017 and 2016, the amounts not yet disbursed were recorded under “program contract commitments”, in current liabilities, totaling R$ 128,802 and R$ 109,042, respectively, and in noncurrent liabilities, totaling R$ 110,698 and R$ 69,051, respectively. In 2017, the annual rate of 8.06% (WACC) was applied to calculate the present value adjustment of these contracts.

(v)     Services agreement with the Municipality of São Paulo

On June 23, 2010, the Company entered into an agreement with the State of São Paulo and the Municipality of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30-year period, which is extendable for an another 30-year period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

As of April 18, 2014, ARSESP Resolution no. 484 was published with the final results of SABESP’s Tariff Revision, however, both the São Paulo Municipal Government, through Official Letter no. 1,309/14-SGM/GAB and the São Paulo State Government through a petition filed by the São Paulo State Office, through the Official Letter ATG/Official Letter no. 092/14-CC, requested a postponement of the effects of ARSESP Resolution no. 413, published in the São Paulo State Official Gazette on March 20, 2013, until the conclusion of the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo Statement Government and SABESP.

By means of Resolution no. 488 of May 7, 2014, ARSESP maintained the suspension of the effectiveness of ARSESP Resolution no. 407, published on March 22, 2013, until the results obtained in the revision of the Agreement entered into by the São Paulo Municipal Government, the São Paulo State Government and SABESP postponing authorization for the transfer to the bill of the services related to the legally established municipal fees that, by force of the Program Agreements and Water Supply and Sewage Services Agreements, should be included in the Tariff Revision.

The agreement represents 55.38% of the total revenue of the Company as of December 31, 2017, and ensures the judicial and assets security, adequate return to shareholders and quality services to its customers.

The municipality of São Paulo and the Company did not conclude an agreement to equalize financial pending issues existing until the signature date of the Agreement related to the rendering of water supply and sewage services to the real properties of the municipality, and for that reason, the Company filed a suit to collect these accounts, which are accrued for losses.

(d)      Capitalization of interest and other finance charges

In 2017, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects in concession intangible assets, totaling R$649,048, including the São Lourenço Production System and Leases (R$700,743 in 2016 and R$466,544 in 2015) during the construction period.

(e)            Construction margin

The Company acts as a principal responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by gross margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk.  In 2017 and 2016 the margin was 2.3%.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Construction margin for 2017, 2016 and 2015 were R$70,335, R$81,513 and R$72,908, respectively.

(f) Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The costs of these expropriations are recorded as concession intangible assets after the transaction is concluded. In 2017, the total amount related to expropriations was R$19,576 (R$40,452 in 2016 and R$66,801 in 2015).

(g)      Public-Private Partnership - PPP

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

As of December 31, 2017 and 2016, the amounts recognized as intangible asset related to PPP were R$371,862 and R$382,103, respectively.  In 2017, a discount rate of 8.20% p.a. was used to calculate the adjustment to present value of the agreement.

On a monthly basis, SABESP assigns funds from tariffs to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$10,012, corresponding to the monthly remuneration.  This amount is annually adjusted by the IPC – FIPE and is recorded in a restricted account, pursuant to the contractual operating proceeding.  Should SABESP comply with its monthly obligations with the SPE, the funds from the restricted account will be released.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

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

The work was inaugurated on April 3, 2018.

The estimated amount monetarily restated through December 31, 2017 is approximately R$7.9 billion.  This amount was calculated considering the early startup mentioned above.

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

As of December 31, 2017 and 2016, the carrying amount recorded in the Company’s intangible assets, related to this PPP, amounted to R$2,818,805 and R$1,951,538, respectively.  Intangible assets are accounted for based on the physical evolution of the construction which, as of December 31, 2017, was approximately 89%, with a counter-entry in the Private Public Partnership (PPP) liabilities account.  In 2017, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of the agreement.

The obligations assumed by the Company as of December 31, 2017 and 2016 are shown in the table below, and the increase in intangible assets and liabilities was mainly due to the progress of PPP São Lourenço works in 2017.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2017			December 31, 2016
	Current liabilities	Noncurrent liabilities	Total liabilities	Noncurrent liabilities	Current liabilities	Total liabilities

Alto Tietê	35,083	282,501	317,584	31,898	309,858	341,756
São Lourenço	24,924	2,728,908	2,753,832	-	1,907,662	1,907,662

Total	60,007	3,011,409	3,071,416	31,898	2,217,520	2,249,418

(h)            Works in progress

The amount of R$10,387 million is recorded under intangible assets as works in progress as of December 31, 2017 (R$9,156 million as of December 31, 2016), and, in 2017, the major projects are located in the municipalities of São Paulo, Franca and Itanhaém, totaling R$6,497 million (including R$2,819 million from PPP São Lourenço), R$253 million and R$208 million, respectively.

(i)       Amortization of intangible assets

The amortization average rate totaled 3.9% as of December 31, 2017, 2016 and 2015.

(j) Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. As of April 10, 2017, the Company implemented the Integrated Business Management System (Enterprise Resource Planning – SAP ERP), which includes the administrative/financial module. The implementation of the comercial module is in progress.

15           Property, plant and equipment

(a)      Statement of financial position details

	December 31, 2017			December 31, 2016
	Cost	Accumulated depreciation	Cost	Accumulated depreciation	Cost	Accumulated depreciation
Land	92,507	-	92,507	92,494	-	92,494
Buildings	79,013	(36,653)	42,360	77,548	(34,286)	43,262
Equipment	330,753	(226,950)	103,803	338,696	(189,556)	149,140
Transportation equipment	10,862	(7,182)	3,680	11,141	(6,610)	4,531
Furniture and fixtures	24,430	(12,614)	11,816	23,633	(11,647)	11,986
Other	1,122	(238)	884	1,181	(211)	970
Total	538,687	(283,637)	255,050	544,693	(242,310)	302,383

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(b)  Changes

	December 31, 2016	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2017
Land	92,494	-	13	-	-	92,507
Buildings	43,262	86	1,358	-	(2,346)	42,360
Equipment	149,140	17,627	(15,945)	(178)	(46,841)	103,803
Transportation equipment	4,531	-	(33)	(27)	(791)	3,680
Furniture and fixtures	11,986	1,207	(75)	(54)	(1,248)	11,816
Other	970	-	(15)	(20)	(51)	884
Total	302,383	18,920	(14,697)	(279)	(51,277)	255,050

	December 31, 2015	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2016
Land	102,708	-	(10,214)	-	-	92,494
Buildings	45,891	-	(911)	(45)	(1,673)	43,262
Equipment	162,218	26,061	(6,380)	(181)	(32,578)	149,140
Transportation equipment	5,692	214	(556)	-	(819)	4,531
Furniture and fixtures	8,418	511	4,258	(10)	(1,191)	11,986
Other	149	845	-	-	(24)	970
Total	325,076	27,631	(13,803)	(236)	(36,285)	302,383

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

(c)      Depreciation

The Company annually revises the depreciation rates of: buildings – 3.0%; equipment- 18.0%; transportation equipment - 10% and furniture, fixture and equipment – 7.5%.  Lands are not depreciated.

The depreciation average rate was 13.6%, 10.9% and 11.5%, as of December 31, 2017, 2016 and 2015, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

16           Borrowings and financing

Borrowings and financing outstanding balance	December 31, 2017			December 31, 2016
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total

Local currency
10th issue debentures	41,702	80,953	122,655	40,967	120,343	161,310
12th issue debentures	45,450	294,702	340,152	45,450	340,165	385,615
14th issue debentures	40,503	141,351	181,854	39,802	178,571	218,373
15th issue debentures	346,414	345,788	692,202	97,692	672,657	770,349
17th issue debentures	144,391	781,922	926,313	140,144	904,094	1,044,238
18th issue debentures	33,020	194,872	227,892	32,436	223,840	256,276
19th issue debentures	-	-	-	199,461	-	199,461
20th issue debentures	250,000	246,890	496,890	-	495,533	495,533
21th issue debentures	-	499,628	499,628	-	-	-
Brazilian Federal Savings Bank	78,487	1,154,599	1,233,086	59,199	1,088,160	1,147,359
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,782	16,782	33,564	16,603	33,207	49,810
Brazilian Development Bank - BNDES PAC	11,143	50,028	61,171	10,987	60,293	71,280
Brazilian Development Bank - BNDES PAC II 9751	4,334	22,991	27,325	4,288	27,007	31,295
Brazilian Development Bank - BNDES PAC II 9752	2,367	19,526	21,893	2,341	21,659	24,000
Brazilian Development Bank - BNDES ONDA LIMPA	23,469	146,461	169,930	23,219	168,083	191,302
Brazilian Development Bank - BNDES TIETÊ III	30,378	280,825	311,203	30,054	307,862	337,916
Brazilian Development Bank - BNDES 2015	10,050	397,922	407,972	-	233,967	233,967
Leases	17,573	544,044	561,617	14,914	537,602	552,516
Other	1,466	9,477	10,943	746	10,829	11,575
Interest and charges	101,855	-	101,855	121,605	-	121,605
Total in local currency	1,199,384	5,228,761	6,428,145	879,908	5,423,872	6,303,780

Borrowings and financing outstanding balance	December 31, 2017			December 31, 2016
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 713 (US$25,097 thousand in December 2016)	-	-	-	81,794	-	81,794
Inter-American Development Bank - BID 1212 – US$82,225 thousand (US$92,503 thousand in December 2016)	34,000	238,000	272,000	33,499	267,979	301,478
Inter-American Development Bank - BID 2202 – US$444,871 thousand (US$438,071 thousand in December 2016)	81,757	1,375,358	1,457,115	75,143	1,339,803	1,414,946
International Bank of Reconstruction and Development -BIRD – US$91,286 thousand (US$79,946 thousand in December 2016)	-	301,665	301,665	-	260,224	260,224
Deutsche Bank – US$150,000 (US$150,000 thousand in December 2016)	248,100	242,343	490,443	-	480,244	480,244
Eurobonds – US$350,000 thousand (US$350,000 thousand in December 2016)	-	1,155,331	1,155,331	-	1,137,395	1,137,395
JICA 15 – ¥13,829,160 thousand (¥14,981,590 thousand in December 2016)	33,881	372,696	406,577	32,175	386,111	418,286
JICA 18 – ¥12,433,920 thousand (¥13,470,080 thousand in December 2016)	30,463	334,849	365,312	28,930	346,889	375,819
JICA 17 – ¥1,534,959 thousand (¥1,596,251 thousand in December 2016)	2,507	41,835	44,342	1,205	42,675	43,880
JICA 19 – ¥29,777,232 thousand (¥27,596,009 thousand in December 2016)	-	873,383	873,383	-	768,463	768,463
BID 1983AB – US$82,404 thousand (US$106,346 thousand in December 2016)	79,201	189,990	269,191	78,030	263,921	341,951
Interest and charges	37,462	-	37,462	35,883	-	35,883
Total in foreign currency	547,371	5,125,450	5,672,821	366,659	5,293,704	5,660,363
	-	-	-	81,794	-	81,794
Total borrowings and financing	1,746,755	10,354,211	12,100,966	1,246,567	10,717,576	11,964,143

Exchange rate as of December 31, 2017: US$3.3080; ¥0.02940 (as of December 31, 2016: US$3.2591; ¥0.02792).

As of December 31, 2017, the Company did not have balances of borrowings and financing, raised during the year, to mature within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Local currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP +1.92% (Series 1 and 3) and 9.53% (Series 2)	IPCA (Series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP +1.92% (Series 1 and 3) and 9.19% (Series 2)	IPCA (Series 2)
15th issue debentures	Own funds	2019	CDI + 0.99% (Series 1) and 6.2% (Series 2)	IPCA (Series 2)
17th issue debentures	Own funds	2023	CDI +0.75 (Series 1) and 4.5% (Series 2) and4.75% (Series 3)	IPCA (Series 2 and 3)
18th issue debentures	Own funds	2024	TJLP 1.92% (Series 1 and 3) and 8.25% (Series 2)	IPCA (Series 2)
19th issue debentures	Own funds	2017	CDI + 0.80% to 1.08%
20th issue debentures	Own funds	2019	CDI + 3.80%
21th issue debentures	Own funds	2022	CDI + 0.60% e CDI+ 0.90%
Brazilian Federal Savings Bank	Own funds	2018/2038	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	2.5%+TJLP
Brazilian Development Bank - BNDES PAC	Own funds	2023	2.15%+TJLP
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	1.92%+TJLP
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	1.66%+TJLP
Brazilian Development Bank - BNDES 2015	Own funds	2035	2.5%+TJLP
Leases		2035	7.73% to 10.12%	IPC
Other	Own funds	2018/2025	12% (Presidente Prudente) and TJLP + 1.66% (FINEP)	TR

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Foreign currency	Guarantees	Maturity	Annual interest rates	Exchange rate changes

Inter-American Development Bank - BID 1212 - US$82,225 thousand	Government	2025	2.74% (*)	US$
Inter-American Development Bank - BID 2202 - US$444,871 thousand	Government	2035	2.33% (*)	US$
International Bank for Reconstruction and Development - BIRD US$91,286 thousand	Government	2034	1.71% (*)	US$
Deutsche Bank US$150,000 thousand	-	2019	Libor+4.50%(*)	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥13,829,160 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥12,433,920 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥1,534,959 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19– ¥29,777,232 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$82,404 thousand	-	2023	Libor + 1.88% to 2.38% (*)	US$

(*)Rates comprising LIBOR + contractually defined spread.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(i) Payment schedule – accounting balances as of December 31, 2017

	2018	2019	2020	2021	2022	2023	2024 to 2038	TOTAL
LOCAL CURRENCY
Debentures	901,480	1,022,262	576,364	375,660	354,807	159,790	97,223	3,487,586
Brazilian Federal Savings Bank	78,487	69,516	71,998	75,721	79,743	71,768	785,853	1,233,086
BNDES	98,523	112,594	94,467	94,019	94,019	88,335	451,101	1,033,058
Leasing	17,573	32,766	34,384	36,143	38,056	40,775	361,920	561,617
Other	1,466	1,370	1,370	1,370	1,370	1,370	2,627	10,943
Interest and charges	101,855	-	-	-	-	-	-	101,855
TOTAL IN LOCAL CURRENCY	1,199,384	1,238,508	778,583	582,913	567,995	362,038	1,698,724	6,428,145
FOREIGN CURRENCY
BID	115,757	115,757	115,757	115,757	115,757	115,758	1,034,572	1,729,115
BIRD	-	10,056	20,112	20,112	20,112	20,113	211,160	301,665
Deutsche Bank	248,100	242,343	-	-	-	-	-	490,443
Eurobonds	-	-	1,155,331	-	-	-	-	1,155,331
JICA	66,851	114,173	114,173	114,173	114,173	114,173	1,051,898	1,689,614
BID 1983AB	79,201	58,526	58,526	25,446	25,446	22,046	-	269,191
Interest and charges	37,462	-	-	-	-	-	-	37,462
TOTAL IN FOREIGN CURRENCY	547,371	540,855	1,463,899	275,488	275,488	272,090	2,297,630	5,672,821
Overall Total	1,746,755	1,779,363	2,242,482	858,401	843,483	634,128	3,996,354	12,100,966

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(ii)   Changes

	December 31, 2016	Funding	Borrowings costs	Lease	Monetary variation and exchange rate changes	Inflation adjustment / update incorporated interest - Capitalized	Interest and fees paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Borrowings costs - expenses	December 31, 2017

LOCAL CURRENCY
Debentures	3,641,912	500,000	(1,157)	-	51,768	-	(301,493)	(597,794)	176,780	103,215	3,611	3,576,842
Brazilian Federal Savings Bank	1,150,691	144,654	-	-	5,495	1,415	(95,854)	(65,836)	78,283	17,826	-	1,236,674
BNDES	946,984	171,153	-	-	5,405	2,512	(78,466)	(87,993)	33,938	48,294	209	1,042,036
Leasing	552,516	-	-	24,693	-	-	-	(15,593)	-	-	-	561,616
Other	11,677	-	-	-	116	-	(876)	(750)	779	31	-	10,977
TOTAL IN LOCAL CURRENCY	6,303,780	815,807	(1,157)	24,693	62,784	3,927	(476,689)	(797,966)	289,780	169,366	3,820	6,428,145

FOREIGN CURRENCY
BID	1,811,664	96,889	(2,497)	-	(15,193)	40,228	(38,654)	(189,280)	22,547	16,803	750	1,743,257
BIRD	261,337	35,710	-	-	2,874	2,837	(4,049)	-	3,662	888	19	303,278
Deutsche Bank	485,090	-	(720)	-	7,335	-	(31,774)	-	21,286	11,925	3,584	496,726
Eurobonds	1,141,469	-	-	-	17,115	-	(85,338)	-	55,046	29,529	821	1,158,642
JICA	1,617,215	63,909	(287)	-	82,563	2,525	(28,652)	(65,702)	27,602	1,115	160	1,700,448
BID 1983AB	343,588	-	(82)	-	1,609	-	(10,931)	(75,610)	6,858	3,715	1,323	270,470
TOTAL IN FOREIGN CURRENCY	5,660,363	196,508	(3,586)	-	96,303	45,590	(199,398)	(330,592)	137,001	63,975	6,657	5,672,821
Overall Total	11,964,143	1,012,315	(4,743)	24,693	159,087	49,517	(676,087)	(1,098,558)	426,781	233,341	10,477	12,100,966

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2015	Funding	Borrowings costs	Lease	Monetary variation and exchange rate changes	Inflation adjustment / update incorporated interest - Capitalized	Interest and fees paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Borrowings costs - expenses	December 31, 2016

LOCAL CURRENCY
Debentures	4,203,127	-	(1,241)	-	105,385	-	(375,027)	(663,468)	214,245	154,814	4,077	3,641,912
Brazilian Federal Savings Bank	1,067,464	113,310	-	-	15,619	6,405	(89,896)	(52,315)	63,813	26,291	-	1,150,691
BNDES	696,329	313,072	(2,242)	-	-	-	(55,806)	(76,469)	38,172	33,768	160	946,984
Leasing	534,894	-		32,111	-	-	-	(14,489)	-	-	-	552,516
Other	1,962	10,014	-	-	31	-	(905)	(655)	1,149	81	-	11,677
TOTAL IN LOCAL CURRENCY	6,503,776	436,396	(3,483)	32,111	121,035	6,405	(521,634)	(807,396)	317,379	214,954	4,237	6,303,780

FOREIGN CURRENCY
BID	2,194,353	113,543	(3,819)	-	(396,817)	37,412	(42,429)	(133,063)	21,792	20,100	592	1,811,664
BIRD	238,940	59,983	-	-	(40,213)	1,971	(1,876)	-	1,916	597	19	261,337
Deutsche Bank	-	469,020	(9,167)	-	19,845	-	-	-	2,042	2,804	546	485,090
Eurobonds	1,922,256	-	-	-	(334,915)	-	(128,283)	(437,752)	69,002	50,239	922	1,141,469
JICA	1,756,969	188,755	(468)	-	(259,455)	5,771	(33,799)	(73,854)	30,791	2,362	143	1,617,215
BID 1983AB	505,306	-	(236)	-	(78,910)	-	(11,923)	(83,247)	6,548	4,772	1,278	343,588
TOTAL IN FOREIGN CURRENCY	6,617,824	831,301	(13,690)	-	(1,090,465)	45,154	(218,310)	(727,916)	132,091	80,874	3,500	5,660,363
Overall Total	13,121,600	1,267,697	(17,173)	32,111	(969,430)	51,559	(739,944)	(1,535,312)	449,470	295,828	7,737	11,964,143

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(a)         Debentures

Balance as of December 31, 2017 is stated net of borrowings costs in the amount of R$6,223 (R$8,163 as of December 31, 2015), which will be amortized during the same maturity period of each contract.

(i)        Main events

As of January 16, 2017, the Company amortized the second installment of the 17th issue of series 1, totaling R$140,144.

 As of February 15, 2017, the Company fully amortized the 15th issue of series 1, totaling R$104,809, referring to principal and interest.

 As of June 20, 2017, the Company fully amortized the 19th debenture issue, totaling R$ 212,648, referring to principal and interest.

 As of July 13, 2017, the Company held the 21st issue of unsecured debentures, not convertible into shares, totaling R$ 500,000, in two series, the first of which totaling R$ 150,000, in a single installment maturing on June 15, 2020 and remuneration by the CDI + 0.60% p.a., and the second series, totaling R$ 350,000, in two installments maturing on June 15, 2021 and June 15, 2022, respectively and remuneration by the CDI + 0.90% p.a. The proceeds of the debenture issue will be allocated to refinance financial commitments maturing in 2017 and to recompose the Company’s cash.

 The covenants agreed for the 21st issue debentures are:

 Calculated every quarter upon the disclosure of interim or annual financial statements:

-  Net debt/EBITDA: lower than or equal to 3.65;

-  Adjusted EBITDA/paid financial expenses: equal to or higher than 1.5;

-  Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the deed’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%). The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer.

 Non-compliance with the covenant clauses, during, at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period shall result in the early maturity of the agreement.

 The indenture has a cross acceleration clause, i.e., the early maturity of any of the Company’s debts, in and individual or aggregate amount equal to or higher than R$ 145 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the obligations arising from the Debentures.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(ii)      Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Applicable to the 10th issue, 14th issue and 18th issue:

Financial covenants applicable to the financing agreements entered into with the BNDES, except for agreement no 08.2.0169.1 (PAC):

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

The renegotiated/amended covenants are:

A.   Maintenance of the following ratios, quarterly calculated and related to accrued amounts over the last 12 months, upon the disclosure of reviewed interim financial statements or audited annual financial statements entails the need to record R$225.9 million per month in a fiduciary account linked to the BNDES:

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

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

C.    The failure to achieve one or more than one ratio stipulated in item B, and/or the Company does not comply with the automatic reinforcement of guarantee under the terms of item B, the Company will be failing to comply with the covenant terms and the BNDES may, at its sole discretion:

•       require the creation of additional guarantees, not below 30 days, within term to be defined by it through notice;

•       suspend the release of funds; and/or

•       declare the early maturity of the financing agreements.

As of December 31, 2017, the amount of R$225.9 million was guaranteed for the agreements above (excluding the guarantee of agreement no 08.2.0169.1).

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

- EBITDA to paid financial expenses ratio equal to or higher than 1.5;

- Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the contract’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%).  The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer; and

Noncompliance with these obligations only will be characterized when verified in its interim financial statements, during at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period.

In case of noncompliance with the covenants, the trustee should call an extraordinary debenture holders' meeting within 48 hours from the acknowledgement of the noncompliance to resolve on the declaration of early maturity of the debentures.

This issue has an early maturity clause, in case there is a downgrade, by more than two levels, of the “brAA-” risk rating in national scale originally attributed to this issue’s Debentures by the Rating Agency, always taking into consideration the Standard & Poor’s rating table. As of December 31, 2017, SABESP’s rate was “brAA-”.

The agreement also has a cross default clause, i.e. the early maturity of any of the Company’s debts, equal to or exceeding R$50 million, adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may anyhow compromise the settlement of the Company’s monetary obligations arising from the Issue, shall imply the early maturity of this agreement.

Applicable to the 15th issue, 17th issue and 20th issues:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted total Debt/EBITDA: lower than or equal to 3.65;

- EBITDA/ paid financial expenses: equal to or higher than 1.5;

- Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the contract’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%).  The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer; and

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Non-compliance with the covenant clauses, during, at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period shall result in the early maturity of the agreement.

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

Applicable to 21st issue:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Net debt/ EBITDA:  lower than or equal to 3.65;

- EBITDA/ paid financial expenses: equal to or higher than 1.5;

- Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the deed’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%).  The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer.

Non-compliance with the covenant clauses, during, at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period shall result in the early maturity of the agreement.

The agreement have a cross acceleration clause, i.e., the early maturity of any of the Company’s debts, equal to or exceeding R$145 million, adjusted by IPCA variation as of the issue date, result in an event of default that result in the early maturity of these agreements.

(b)      Brazilian Federal Savings Bank - CEF

(i)        Main events

Funding totaled R$144,654 in 2017, mainly related to the agreements in progress of the Growth Acceleration Program (PAC).

In 2017, amortization totaled R$65,836.

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

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(ii)    Covenants

The agreements have a cross default clause, i.e., the early maturity of any of the Company’s debts, due to contractual default, the occurrence of which may anyhow compromise the settlement of its monetary obligations deriving from these contracts shall imply the early maturity.

(c) BNDES

Balance as of December 31, 2017 is stated net of borrowings costs in the amount of R$2,793 (R$3,517 on December 31, 2016), which will be amortized during the same maturity period of each contract.

(i)        Main events

In 2017, funding from current contracts totaled R$171,153, mainly referring to the BNDES 2015 agreement, in the amount of R$170,000.

In 2017, amortization totaled R$87,993.

Loans are collateralized by part of revenues from the provision of water and sewage services, up to the total amount of the outstanding balance.

(ii)      Covenants

The agreements entered into with the BNDES have standardized financial covenants, as described in item (a), (ii), covenants applicable to the 10th issue, 14th  issue and 18th  issue, of this Note.

(d)      Leasing

The Company has lease agreements signed as Assets Lease.  During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion.  Works are estimated to be concluded in 2019.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(e)      Eurobonds

Balance as of December 31, 2017 is net of borrowing costs in the amount of R$2,470 (R$3,290 as of December 31, 2016), which will be amortized during the same maturity period of the contract.

(i)    Covenants

The contract has the following restrictive clauses “covenants”:

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

(f)      Deutsche Bank US$150 million

 Balance as of December 31, 2017 is net of borrowing costs in the amount of R$5,757 (R$8,621 as of December 31, 2016), which will be amortized during the maturity period of the contract.

(i)    Covenants

The agreement has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

-   Total debt/adjusted EBITDA: lower than 3.65;

-   Company's debt service coverage ratio, determined at the end of each quarter, shall not be lower than 2.35.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

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

(g)      Inter-American Development Bank (BID)

Balance as of December 31, 2017 is net of borrowing costs amounting to R$14,517 (R$12,770 as of December 31, 2016), which will be amortized during the same maturity period of the agreement.

(i)        Main events

In 2017, funding referring to BID 2202 agreement totaled R$ 96,889 and amortizations in the amount of R$ 189,280, among which, the settlement of the BID 713 agreement.

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

(iii)   Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

-   Loan agreement 1,212 - Tariffs must: (a) produce revenues sufficient to cover the system's operating expenses, including administrative, operating, maintenance, and depreciation expenses; (b) provide a return on property, plant, and equipment no less than 7%; and (c) during project execution, the balances of current loans must not exceed 8.5% of total equity.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

This agreement have an early maturity clause, i.e., in the early maturity will occur in the event the Company’s fail failure to comply with any obligation therewith or any agreements signed with the Bank related to Project finance.

(h)      Japan International Cooperation Agency - JICA

(i)        Relevant funding

Balance as of December 31, 2017 is stated net of borrowing costs amounting to R$3,100 (R$2,971 as of December 31, 2016), which will be amortized during the same maturity period of the contract.

(ii)      Main events

In 2017, the Company raised R$63,909, referring to BZ-P19 (JICA 19) e BZ-P17 (JICA 17) agreements.

In 2017, amortizations totaled R$65,702 referring to JICA BZ-15 and JICA BZ-18 agreements.

For the guarantees assigned, see item g (ii) of this note.

(i)       AB Loan (IADB 1983AB)

The balance stated as of December 31, 2017 is net of borrowing costs amounting to R$3,400 (R$4,641 as of December 31, 2016), which will be amortized during the same maturity period of the contract.

(i)        Main events

In 2017, amortization totaled R$75,610.

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The agreement also has a “cross default” clause, i.e., in the event of default of any other Company debt with the BID or with third parties (in this case, higher than US$25 million), the BID may order the early maturity of the loan.

(j)       International Bank for Reconstruction and Development - IBRD

Balance as of December 31, 2017 is stated net of borrowing costs amounting to R$310 (R$328 as of December 31, 2016), which will be amortized during the same maturity period of the contract.

(i)        Main events

In 2017, funding totaled R$35,710.

For the guarantees assigned, see item g (ii) of this note.

(k)      Covenants

As of December 31, 2017 and 2016, the Company had met the requirements set forth by its borrowings and financing agreements.

(l) Exchange rate changes

In 2017, the US dollar appreciated 1.5%, from R$ 3.2591 on December 31, 2016 to R$ 3.3080 on December 31, 2017, reducing debt in US dollars by R$ 58,718, and the yen appreciated 5.3%, from R$ 0.02792 on December 31, 2016 to R$ 0.02940 on December 31, 2017, reducing debt in yen by R$ 85,211.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(m)    Borrowings and financing – Credit Limited

Agent	December 31, 2017
(in millions of reais (*))
Brazilian Federal Savings Bank	1,487
Brazilian Development Bank – BNDES	1,576
Inter-American Development Bank – BID	436
Japan International Cooperation Agency – JICA	244
Other	38
TOTAL	3,781

(*) Brazilian Central Bank’s exchange rate as of December 30, 2017 (US$1.00 = R$3.3080;  ¥1.00 = R$0.02940).

SABESP in order to comply with its Capex plan relies on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

17           Taxes recoverable/payable

(a)         Current assets

	December 31, 2017	December 31, 2016
Recoverable taxes
Income tax and social contribution	270,614	32,365
Withholding income tax (IRRF) on financial investments	2,606	7,057
Other federal taxes	3,365	2,961
Other municipal taxes	-	250
Total	276,585	42,633

The increase in recoverable taxes is mainly due to the increase in the “income tax and social contribution” item, referring to the estimates paid are higher that the amounts due in the year.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(b)         Current liabilities

	December 31, 2017	December 31, 2016
Taxes and contributions payable
Cofins and Pasep	74,034	49,132
INSS (Social Security contribution)	35,365	35,376
IRRF (withholding income tax)	58,204	62,771
Other	16,362	21,478
Total	183,965	168,757

18           Deferred taxes and contributions

(a)         Statement of financial position details

	December 31, 2017	December 31, 2016
Deferred income tax assets
Provisions	482,863	524,129
Actuarial gain/loss – G1 Plan	-	85,044
Pension obligations - G1	165,503	167,922
Donations of underlying asset on concession agreements	55,112	57,317
Credit losses	199,063	266,757
Other	151,562	151,247
Total deferred tax assets	1,054,103	1,252,416

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(460,177)	(492,341)
Capitalization of borrowing costs	(415,379)	(374,512)
Profit on supply to governmental entities	(76,705)	(92,365)
Actuarial gain/loss – G1 Plan	(36,538)	-
Construction margin	(88,947)	(91,790)
Borrowing costs	(13,111)	(15,063)
Total deferred tax liabilities	(1,090,857)	(1,066,071)

Deferred tax assets (liabilities), net	(36,754)	186,345

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(b)      Realization

	December 31, 2017	December 31, 2016
Deferred income tax assets
to be realized within 12 months	221,999	314,725
to be realized after one year	832,104	937,691
Total deferred tax assets	1,054,103	1,252,416
Deferred income tax liabilities
to be realized within 12 months	(51,520)	(143,428)
to be realized after one year	(1,039,337)	(922,643)
Total deferred tax liabilities	(1,090,857)	(1,066,071)
Deferred tax asset (liabilities)	(36,754)	186,345

(c)      Changes

Deferred income tax assets	December 31, 2016	Net change	December 31, 2017
Provisions	524,129	(41,266)	482,863
Actuarial gain/loss – G1	85,044	(85,044)	-
Pension obligations - G1	167,922	(2,419)	165,503
Donations of underlying asset on concession agreements	57,317	(2,205)	55,112
Credit losses	266,757	(67,694)	199,063
Other	151,247	315	151,562
Total	1,252,416	(198,313)	1,054,103

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(492,341)	32,164	(460,177)
Capitalization of borrowing costs	(374,512)	(40,867)	(415,379)
Profit on supply to governmental entities	(92,365)	15,660	(76,705)
Actuarial gain/loss – G1	-	(36,538)	(36,538)
Construction margin	(91,790)	2,843	(88,947)
Borrowing costs	(15,063)	1,952	(13,111)
Total	(1,066,071)	(24,786)	(1,090,857)

Deferred tax assets (liabilities), net	186,345	(223,099)	(36,754)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Deferred income tax assets	December 31, 2015	Net change	December 31, 2016
Provisions	480,378	43,751	524,129
Pension obligations - G0	-	85,044	85,044
Pension obligations - G1	256,808	(88,886)	167,922
Donations of underlying asset on concession agreements	53,206	4,111	57,317
Credit losses	213,171	53,586	266,757
Tax losses	58,829	(58,829)	-
Other	121,550	29,697	151,247
Total	1,183,942	68,474	1,252,416

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(524,495)	32,154	(492,341)
Capitalization of borrowing costs	(309,648)	(64,864)	(374,512)
Profit on supply to governmental entities	(81,055)	(11,310)	(92,365)
Actuarial gain/loss – G1	(33,726)	33,726	-
Construction margin	(94,921)	3,131	(91,790)
Borrowing costs	(11,855)	(3,208)	(15,063)
Total	(1,055,700)	(10,371)	(1,066,071)

Deferred tax asset, net	128,242	58,103	186,345

	December 31, 2017	December 31, 2016	December 31, 2015

Opening balance	186,345	128,242	209,478
Net change in the year:
- corresponding entry to the income statement	(101,517)	(60,667)	(50,024)
- corresponding entry to valuation adjustments to equity (Note 20 (b))	(121,582)	118,770	(31,212)

Total net change	(223,099)	58,103	(81,236)
Closing balance	(36,754)	186,345	128,242

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(d)      Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	December 31, 2017	December 31, 2016	December 31, 2015

Profit before income taxes	3,503,614	4,129,054	587,529
Statutory rate	34%	34%	34%

Estimated expense at statutory rate	(1,191,229)	(1,403,878)	(199,760)
Tax benefit of interest on equity	245,444	245,637	56,172
Permanent differences
Provision – Law 4,819/58 (i)	(57,104)	(63,039)	(54,679)
Donations	(12,413)	(10,987)	(3,153)
GESP Agreement (note 10 (vii))	-	-	151,465
Other differences	30,998	50,311	(1,295)

Income tax and social contribution	(984,304)	(1,181,956)	(51,250)

Current income tax and social contribution	(882,787)	(1,121,289)	(1,226)
Deferred income tax and social contribution	(101,517)	(60,667)	(50,024)
Effective rate	28%	29%	9%

(i)     Permanent difference related to the provision for actuarial liability (Note 20 (b) (iii)).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

	Provisions	Escrow deposits	December 31, 2017	Provisions	Escrow deposits	December 31, 2016
Customer claims (i)	438,619	(56,301)	382,318	572,210	(97,171)	475,039
Supplier claims (ii)	332,037	(259,608)	72,429	332,667	(251,510)	81,157
Other civil claims (iii)	114,544	(16,227)	98,317	131,286	(12,652)	118,634
Tax claims (iv)	77,100	(5,507)	71,593	69,898	(2,986)	66,912
Labor claims (v)	299,842	(6,741)	293,101	285,413	(3,202)	282,211
Environmental claims (vi)	160,446	-	160,446	150,084	(962)	149,122
Total	1,422,588	(344,384)	1,078,204	1,541,558	(368,483)	1,173,075

Current	607,959	-	607,959	730,334	-	730,334
Noncurrent	814,629	(344,384)	470,245	811,224	(368,483)	442,741

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(II) Changes

	December 31, 2016	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2017
Customer claims (i)	572,210	26,642	44,805	(138,466)	(66,572)	438,619
Supplier claims (ii)	332,667	23,017	36,888	(39,433)	(21,102)	332,037
Other civil claims (iii)	131,286	13,517	12,057	(19,975)	(22,341)	114,544
Tax claims (iv)	69,898	6,877	7,392	(259)	(6,808)	77,100
Labor claims (v)	285,413	55,106	38,861	(43,498)	(36,040)	299,842
Environmental claims (vi)	150,084	32,377	16,156	(24,585)	(13,586)	160,446
Subtotal	1,541,558	157,536	156,159	(266,216)	(166,449)	1,422,588
Escrow deposits	(368,483)	(29,089)	(7,823)	15,354	45,657	(344,384)
Total	1,173,075	128,447	148,336	(250,862)	(120,792)	1,078,204

	December 31, 2015	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2016
Customer claims (i)	561,061	109,540	95,459	(87,334)	(106,516)	572,210
Supplier claims (ii)	296,660	12,885	43,679	(20,018)	(539)	332,667
Other civil claims (iii)	124,833	20,638	19,940	(8,080)	(26,045)	131,286
Tax claims (iv)	62,812	20,716	14,265	(4,621)	(23,274)	69,898
Labor claims (v)	283,991	51,408	29,419	(37,072)	(42,333)	285,413
Environmental claims (vi)	83,520	68,485	23,508	-	(25,429)	150,084
Subtotal	1,412,877	283,672	226,270	(157,125)	(224,136)	1,541,558
Escrow deposits	(330,663)	(38,269)	(27,153)	9,601	18,001	(368,483)
Total	1,082,214	245,403	199,117	(147,524)	(206,135)	1,173,075

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

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

(b)      Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities are represented as follows:

	December 31, 2017	December 31, 2016
Customer claims (i)	219,900	306,500
Supplier claims (ii)	1,430,600	1,422,000
Other civil claims (iii)	733,100	709,400
Tax claims (iv)	1,291,000	1,143,000
Labor claims (v)	677,400	533,600
Environmental claims (vi)	3,879,000	3,317,600
Total	8,231,000	7,432,100

(c)      Explanation on the nature of main classes of lawsuits

(i)      Customer claims

Approximately 1,070 lawsuits (1,140 as of December 31, 2016) were filed by commercial customers, who claim that their tariffs should correspond to other consumer categories, and 680 lawsuits (710 as of December 31, 2016) in which customers claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 50 lawsuits (50 as of December 31, 2016) in which customers plead the reduction in tariff under the category as “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels. The R$ 92,721 decrease in accrued lawsuits was mainly due to payments in the period, while the R$ 86,600 decrease in lawsuits deemed as contingent liabilities is mainly related to revision of expectations arising from court decisions in the period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(ii)        Supplier claims

These lawsuits include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)      Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels.

(iv)       Tax claims

Tax claims refer mainly to issues related to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's management. The R$ 148,000 increase in lawsuits deemed as contingent liabilities is mainly related to the new claims filed and update of lawsuits in progress.

(a) In 2006, the Brazilian Federal Revenue Service, by means of a tax execution, verified the Company’s compliance with the tax obligations related to income tax and social contribution for calendar year 2001, and issued a tax assessment adjusted through December 31, 2017 in the amount of R$ 52,192 (R$ 50,203 as of December 31, 2016).  The Company appealed this recognition and was granted a partial relief in the first administrative instance. In December 2015, it filed a Voluntary Appeal against the part of the decision that was unfavorable to it. Management considers that this administrative proceeding is deemed as a contingent liability.

(b) The municipality of São Paulo, through law, revoked the services tax exemption which until them the company withheld and thereafter issued tax deficiency notices related to the sewage service and ancillary activities, in the updated amount of R$ 547,510 (R$ 501,060 as of December 31, 2016), which currently are subject-matter of Tax Foreclosures, deemed by the Management as contingent liabilities. SABESP filed a writ of mandamus against this revocation, which was rejected. Writs of prevention and actions for annulment were also filed, aiming the suspension of enforceability of credits and the annulment of tax deficiency notices, as it understands that notwithstanding the exemption revocation, the sewage activities and ancillary activities are not included in the list of activities subject to taxation by municipality. The appellate decision was favorable to the Company. The Municipality’s special and extraordinary appeal is still pending. The Company’s Management deemed the proceeding as contingent liability.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(c) The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates. The amount involved was adjusted through December 31, 2017 and is R$ 42,173 (R$ 62,039 as of December 31, 2016).  Management considered this administrative proceeding as a contingent liability.

(d) The Company’s request for an authorization to offset taxes was rejected, overdue in the periods of July, August and September 2002 against the amount of IRPJ paid in excess in 1997 and 1998, due to inflation adjustment over the financial statements (Law 8,200/91), which was anticipated in 1996 due to an injunction, after excluded due discontinuance of proceeding and application of Provisional Measure 38/02. The Administrative Council of Tax Appeals rejected the credit from 1997. The amount involved was adjusted through December 31, 2017 and is estimated at R$ 51,374 (R$ 49,682 as of December 31, 2016). Management considered this administrative proceeding as a contingent liability.

(e) Some municipalities have filed several lawsuits against SABESP related to taxes and fines in general, which were accrued and deemed as contingent liabilities. As of December 31, 2017, the restated amounts of such lawsuits were R$ 40,123 (R$ 39,495 as of December 31, 2016) and R$ 582,168 (R$ 466,407 as of December 31, 2016), respectively.

(f) In 2005, the Brazilian Federal Revenue Service partially rejected the Company´s request of offsetting tax credits related to the Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) in the amount of approximately R$ 56,118, and R$ 8,659, respectively, which relate to the period from January to April 2003, for which the Company offset prior year IRPJ and CSLL negative balances. The amounts not ratified by the authority of IRPJ and CSLL are R$ 11,164 and R$ 698, totaling R$ 11,862 million. As the company was granted a partial relief in this matter, it considered the restated amount of R$ 8,296 as of December 31, 2017 (R$ 8,010 as of December 31, 2017) as a contingent liability and accrued R$ 1,415 (R$ 1,366 as of December 31, 2016) pursuant to item 3.15.

(g) SABESP filed two writs of mandamus pleading the declaration of unconstitutional municipal laws that levy the collection of taxes deriving from the use of public areas in the water and  sewage  network  installation for  the rendering of basic sanitation public utilities.  The first writ of mandamus was judged groundless at the lower court and the Court of Justice of São Paulo, in the appeal's records, partially granted relief to recognize the impossibility of charging the monthly contribution, due to unconstitutionality, deeming as valid the need of security and other requirements to issue the Statement of Use Permit– TPU, however, this decision had no effect since the rules, subject-matter of the first writ of mandamus were revoked.  The second writ of mandamus was granted partial relief to prohibit the enforceability of public price and the security for the use of public areas deriving from the municipal laws.  The municipality’s appeal, which was filed as special and extraordinary appeals, was rejected and is pending judgment. At the same time, the São Paulo State Appellate Court suspended the lawsuit until a final pronouncement regarding Federal Supreme Court’s general repercussion matter no. 261 on the Fee – Occupation – Light Pole – Electricity. Management considered it as a contingent liability, but was not able to estimate the amount involved, given the specificities of the lawsuit.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(v)          Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other. Part of the amount involved is in provisional or final execution at various court levels. The R$ 143,800 increase in lawsuits deemed as contingent liabilities is mainly due to the new lawsuits filed and updates on lawsuits in progress.

(vi)       Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb and the Public Prosecution Office of the State of São Paulo, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The R$ 561,400 increase in lawsuits deemed as contingent liabilities is mainly due to the new lawsuits filed and updates on lawsuits in progress.

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

(d)      Other concession-related legal proceedings

The Company is party in concessions-related proceedings, where it challenges damage-related issues to recover the right of operating water supply and sewage collection services in few municipalities or the right to continue operating said services.

The amount of intangible assets related to the municipalities mentioned in the lawsuits mentioned below (except for item “h”) totaled R$ 28,417 as of December 31, 2017 (R$ 28,273 as of December 31, 2016), of which R$ 24,071 (items “c” to “g”) reclassified to indemnities receivable in noncurrent assets, and estimated losses in the full amount of the claim were recorded (see Note 14 (b)). All municipalities mentioned below are not operated by the Company. When a municipality is awarded a final an unappealable favorable sentence, allowing it to repossess sanitation service assets and operations, the Brazilian legislation provides for the indemnity of the Company’s investments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(a) Cajobi filed an action to recover possession against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets; the likelihood of the Company resuming operations is remote. As of February 18, 2018, the appeal filed in the Appellate Court was denied. Meanwhile, SABESP has filed a motion against the municipality of Cajobi aiming at the enumeration and appraisal of the concession assets, which is in the forensic accounting stage and will support the subsequent filing of an action for damages;

(b) Macatuba filed an action to recover possession against SABESP, which was granted relief; the likelihood of the Company resuming operations is remote. Meanwhile, SABESP has filed an appeal requesting the payment by the municipality of indemnity related to non-amortized reversible assets.  The action is in the forensic accounting stage.  In this same action, the municipality of Macatuba counterclaimed because it believes that SABESP earned, through the collection of tariffs, more than the amount invested in the water and sewage system, requesting that the Company be sentenced to pay an indemnity to be calculated by forensic experts, which is deemed as a contingent liability;

(c) The Company filed a repossession action against the municipality of Álvares Florence, which was deemed groundless in an unappealable judgment. SABESP also filed an action for damages, requiring the payment related to non-amortized reversible assets. The Court sentenced the municipality to comply with the terms of the agreement. The municipality then filed motion and the appeal is pending judgment;

(d) Embaúba was granted relief after filling a repossession action against SABESP to maintain the municipality in the possession of water and sewage assets and was issued a final and unappealable judgment.  The indemnity action was judged groundless in first instance and upheld by the Court of Justice. SABESP filed a motion that is still pending judgment;

(e) Araçoiaba da Serra filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets and was issued a final and unappealable judgment.  SABESP filed an indemnity action, which is in progress, in the forensic expert stage;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(f) Itapira filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets, which was issued final and unappealable decision.  SABESP filed an indemnity action, which is pending judgment;

(g) Tuiuti, through an action, obtained the right to continue operating water and sewage services. However, in a counter-claim, the municipality was sentenced to pay an indemnity, as a final decision that became an execution object by SABESP. As of December 7, 2016, an official communication was issued requesting the payment of the award;

(h) Mauá is a defendant in a lawsuit filed by SABESP in 1996, in order to receive indemnification for its investments during the period of the concession agreement. The court found for the plaintiff and the decision was executed. The lawsuit is currently pending payment through registered warranties. The assets object of indemnification total R$ 85,918; estimated losses in the full amount were recorded.

(e)      Environmental lawsuits with settlements made in 2017

In 2017, the Company entered into several legal and administrative agreements totaling R$ 41,133. Of this amount, R$ 19,077 is related to the construction and R$ 22,056 to environmental indemnifications, recorded under “other liabilities”. The accumulated balance as of December 31, 2017, corresponding to environmental indemnifications, totaled R$ 43,014 (R$ 20,626 as of December 31, 2016).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(f) Guarantee insurance for escrow deposit

The Company contracts guarantee insurance for escrow deposit, which was renewed as of May 25, 2017, in the amount of R$ 500 million. Such insurance will be used to settle legal claims instead of have immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

In 2017, the Company used R$ 101,192 of the total contracted amount (R$ 134,377 in 2016).

20          Employees benefits

(a)      Health benefit plan

The health benefit plan is managed by Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 7.7% (December 31, 2016 – 7.3%) on average, of gross payroll;

.     Participating employees: 3.21% of base salary and premiums, equivalent to 2.8% of payroll, on average.

(b)      Pension plan benefits

	December 31, 2017	December 31, 2016
Funded plan – G1 (i)
Present value of defined benefit obligations	2,319,841	2,465,721
Fair value of the plan assets	(1,931,380)	(1,712,551)

Net liabilities recognized for defined benefit obligations	388,461	753,170

Unfunded plan – G0 (iii)
Present value of defined benefit obligations	2,543,877	2,512,080

Net liabilities recognized for defined benefit obligations	2,543,877	2,512,080

Liability as per statement of financial position – pension obligations (*)	2,932,338	3,265,250

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

In spite of the decrease in interest rate in the year, the decrease of actuarial liability was mainly due to the commencement of payments by the Company and Participants as well as reduction of benefits to Retired Beneficiaries in 2017 to reduce the deficit.

Pursuant to IAS19, the Company recognizes (gains)/losses, due to changes in assumptions under equity, as valuation adjustments to equity, as shown below:

	G1 Plan	G0 Plan	Total
As of December 31, 2017
Actuarial gains/(losses) on obligations	305,511	51,535	357,046
Gains/(losses) on financial assets	52,083	-	52,083
Total gains/(losses)	357,594	51,535	409,129
Deferred income tax and social contribution - G1 Plan	(121,582)	-	(121,582)
Valuation adjustments to equity	236,012	51,535	287,547

	G1 Plan	G0 Plan	Total
As of December 31, 2016
Actuarial gains/(losses) on obligations	(541,783)	(241,711)	(783,494)
Gains/(losses) on financial assets	192,458	-	192,458
Total gains/(losses)	(349,325)	(241,711)	(591,036)
Deferred income tax and social contribution - G1 Plan	118,770	-	118,770
Valuation adjustments to equity	(230,555)	(241,711)	(472,266)

	G1 Plan	G0 Plan	Total
As of December 31, 2015
Actuarial gains/(losses) on obligations	228,191	(24,224)	203,967
Gains/(losses) on financial assets	(136,389)	-	(136,389)
Total gains/(losses)	91,802	(24,224)	67,578
Deferred income tax and social contribution - G1 Plan	(31,212)	-	(31,212)
Valuation adjustments to equity	60,590	(24,224)	36,366

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(i)          G1 Plan

The Company sponsors a defined benefit pension plan for its employees ("G1 Plan"), which is managed by Sabesprev, receives similar contributions established in a plan of subsidy of actuarial study of Sabesprev, as follows:

•    0.99% of the portion of the salary of participation up to 20 salaries; and

•    8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2017, SABESP had a net actuarial liability of R$388,461 (R$753,170 as of December 31, 2016) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets.

	2017	2016
Defined benefit obligation, beginning of the year	2,465,721	2,252,204
Current service cost	17,582	35,845
Interest cost	260,409	285,227
Actuarial (gains)/losses recorded as other comprehensive income	(305,511)	541,783
Effect of the plan migration – early reduction/curtailment	-	(525,992)
Benefits paid	(118,360)	(123,346)

Defined benefit obligation, end of the year	2,319,841	2,465,721

Below, the change of fair value of the plan during the year:

	2017	2016
Fair value of the plan’s assets, beginning of the year	1,712,551	1,586,930
Expected return on the plan assets	183,689	201,779
Expected Company’s contributions	48,742	23,046
Expected participants’ contributions	52,675	23,525
Benefits paid	(118,360)	(123,347)
Actuarial gains/(losses) recorded as other comprehensive income	52,083	192,458
Effect of the plan migration – early reduction/curtailment	-	(191,840)
Fair value of the plan’s assets, end of the year	1,931,380	1,712,551

(Deficit)/Surplus	(388,461)	(753,170)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The amounts recognized in the year are as follows:

	2017	2016	2015
Current service expenses	(35,093)	13,562	23,303
Interest cost rate	260,409	285,227	287,334
Expected return on the plan assets	(183,689)	(201,778)	(205,981)
Total expenses	41,627	97,011	104,656

In 2017, the expenses related to defined pension plan amounting to R$35,156, R$1,864 and R$619 (R$60,263, R$7,982 and R$24,557 in 2016 and R$68,412, R$8,838 and R$22,902 in 2015), were recorded in operating costs, selling and administrative expenses, respectively.  The amount of R$3,988 was capitalized in assets (R$4,209 in 2016 and R$4,504 in 2015).

Estimated expenses	2018
Service cost	15,228
Interest cost rates	213,201
Participants contribution	(37,659)
Net profitability on financial assets	(179,449)
Expense to be recognized by the employer	11,321

Actuarial assumptions:

	2017	2016	2015

Discount rate – actual rate (NTN-B)	5.35% p.a.	5.74% p.a.	7.23% p.a.
Inflation rate	3.96% p.a.	4.87% p.a.	6.49% p.a.
Expected rate of return on assets	9.52% p.a.	10.89% p.a.	14.19% p.a.
Future salary increase	6.04% p.a.	6.97% p.a.	8.62% p.a.
Mortality table	AT-2000	AT-2000	AT-2000

The number of active participants as of December 31, 2017 was 4,317 (4,547 as of December 31, 2016), and of inactive participants was 6,978 (6,896 as of December 31, 2016).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The benefit to be paid of G1 pension plan, expected for 2018 is R$165,307.

The contributions of the Company and participants of Plan G1 in 2017 were R$ 48,742 (R$ 24,288 in 2016) and R$ 52,047 (R$ 21,895 in 2016), respectively. Of this amount, the Company and the participants’ payments corresponding to the actuarial deficit of the G1 funded plan in 2017, totaled R$ 35,931 and R$ 38,668, respectively.

         Sensitivity analysis of the defined benefit pension plan as of December 31, 2017 regarding the changes in the main assumptions are:

Plan – G1	Change in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$257,172
	Decrease of 1.0%	Increase of R$309,440
Wage increase rate	Increase of 1.0%	Increase of R$33,484
	Decrease of 1.0%	Decrease of R$29,143
Life expectation	Increase of 1 year	Increase of R$40,729
	Decrease of 1 year	Decrease of R$41,838

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

		December 31, 2017	December 31, 2016
Fixed income
- NTNBs		1,064,935	997,027
- NTNCs		146,495	141,405
- NTNFs		-	5,803
Government bonds in own portfolio	(a)	1,211,430	1,144,235
Fixed income fund quotas	(b)	260,352	95,854
Private credit investment fund quotas	(c)	135,454	139,665
Debentures		3,902	3,940
Total fixed income		1,611,138	1,383,694

Equities
Stocks investment fund quotas	(d)	195,459	180,721
Shares		3,903	15,467
Total equities		199,362	196,188

Structured investments
Equity investment fund quotas	(e)	86,193	76,680
Real estate investment fund quotas	(f)	27,170	18,428
Multimarket investment fund quotas	(g)	-	31,195
Total structured investments		113,363	126,303

Other	(h)	7,517	6,366

Fair value of the plan assets		1,931,380	1,712,551

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(a) Fixed income: it is composed of government bonds issued by the National Treasury, between 2024 and 2055. These instruments are indexed by NTN-b indexed by IPCA (Extended Consumer Price Index) and NTN-c indexed by IGPM (General Market Price Index).

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

(d)       Equities: equity fund composed of Brazilian companies’ stocks listed at B3.

(e) Equity Investment Fund Quotas: it is composed of a closed-ended investment fund.  The assets under its management are destined to the acquisition of stocks, debentures, warrants or other securities convertible or swappable into shares issued by companies trading in stock exchanges or not.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(f)  Real Estate Investment Fund Quotas: Funds investing in real estate projects (commercial buildings, shopping centers, hospitals, etc.).  The return on capital invested occurs by sharing the Fund’s proceeds or sale of its quotas in the Fund.

(g) Multimarket  Investment  Fund  Quotas:  Investment funds that use several investment strategies available in the capital markets in order to obtain return higher than the CDI.

(h) Other: Investment fund quotas in global companies’ stocks, mostly US companies, borrowings, real estate, etc., reducing operational and contingent liabilities.

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

As of December 31, 2017, Sabesprev had in its investment portfolio debentures issued by the Company in the amount of R$ 3,899 (R$ 3,937 as of December 31, 2016). The real estate held in the portfolio is not used by the Company.

The assets’ consolidated profitability came to 12.02% in 2017, exceeding its actuarial target of 7.68%. in 2016, profitability came to 15.99%, exceeding the actuarial target of 12.44%.

Concerning Fixed Income, the strategies focused on government bonds prevailed. Said bonds appreciated given the above-mentioned expectation of approval of structural reforms.

Concerning Equities, following the same dynamics, shares of Brazilian companies traded on the B3 appreciated, anticipating expected profit growth arising from a possible economic recovery. In 2017, the return of main Brazilian stock index, the Ibovespa, recorded 26.86%, against 38.94% in 2016.

Structured Investments depreciated slightly due to investments in Private Equity Funds, which require initial investments before generating the expected returns from the sale of the investees after development and appreciation.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(ii)        Private pension plan benefits – Defined contribution

As of December 31, 2017, Sabesprev Mais plan, based on defined contribution, had 9,328 active and assisted participants (9,453 as of December 31, 2016).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.  In 2017, expenses related to the obligation of defined contribution, totaling R$12,034, R$1,744 and R$3,245, were allocated to operating costs, selling expenses and administrative expenses.  The amount of R$2,197 was capitalized in assets. In August 2016, the Company concluded the migration process initiated in 2010 and paid R$30,891, corresponding to a non-recurring contribution and incentive to participants who migrated, and R$7,214, corresponding to the previous balance, related to the migration that began in 2010.

The Company has made contributions in the amount of R$19,220 in 2017 (R$10,750 as of December 31, 2016).

(iii)    G0 Plan

Pursuant to Law 4,819/58, employees who started providing services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts that will be reimbursed by the State Government. As of December 31, 2017, the Company recorded a defined benefit obligation for Plan G0 of R$2,543,877 (R$2,512,080 as of December 31, 2016).

	2017	2016
Defined benefit obligation, beginning of the year	2,512,080	2,166,942
Current interest expense and service costs	262,873	282,117
Actuarial (gains)/losses recorded as other comprehensive income	(51,535)	241,711
Benefits paid	(179,541)	(178,690)

Defined benefit obligation, end of the year	2,543,877	2,512,080

The amounts recognized in the income statement are as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

	2017	2016	2015

Current interest expense and service costs	262,873	282,117	248,054
Amount received from GESP (undisputed amount)	(95,191)	(96,709)	(87,232)
Total expenses	167,682	185,408	160,822

In 2017 and 2016, the expenses related to the defined benefit obligation under Plan G0 were recorded in administrative expenses.

Estimated expenses	2018

Interest cost rate	232,248
Expense to be recognized	232,248

The main actuarial assumptions used:

	2017	2016	2015

Discount rate – actual rate (NTN-B)	5.30% p.a.	5.71% p.a.	7.25% p.a.
Inflation rate	3.96% p.a.	4.87% p.a.	6.49% p.a.
Future salary increase	6.04% p.a.	6.97% p.a.	8.62% p.a.
Mortality table	AT-2000	AT-2000	AT-2000

The number of active participants of Plan - Go as of December 31, 2017 was 10 (13 as of December 31, 2016). The number of beneficiaries, retirees and survivors as of December 31, 2017 was 2,294 (2,200 as of December 31, 2016).

The benefit payable from the Go pension plan expected for 2018 is R$186,991

The sensitivity analysis of defined benefit pension plan as of December 31, 2017 to the changes in the main assumptions is:

Plan – G0	Changes in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$227,083
	Decrease of 1.0%	Increase of R$267,435
Wages growth rate	Increase of 1.0%	Increase of R$273,937
	Decrease of 1.0%	Decrease of R$235,976
Life expectation	Increase of 1 year	Increase of R$73,736
	Decrease of 1 year	Decrease of R$74,033

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(c)      Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and SABESP. The period covered represents the Company fiscal year, commence in January to December. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached.  As of December 31, 2017, the Program’s balance payable was recorded under “salaries, payroll charges and social contributions” in the amount of R$94,352 (R$83,687 as at December 31, 2016).

21           Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others.  This account also includes the amounts payable to the Municipal Fund of Environmental Sanitation and Infrastructure based on a percentage of the revenues from São Paulo local government (Note 14 (c) (v)).  The balances as of December 31, 2017 and 2016 were R$ 408,275 and R$ 460,054, respectively.

22           Equity

(a)         Authorized capital

The Company is authorized to increase capital by up to R$15,000,000 (R$15,000,000 as of December 31, 2016), based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6,404/76.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(b)         Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares without par value as of December 31, 2016 and 2015, held as follows:

	December 31, 2017		December 31, 2016
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50,26%	343,524,285	50,26%
Companhia Brasileira de Liquidação e Custódia (**)	201,026,895	29,41%	206,955,305	30,28%
The Bank of New York ADR Department (equivalent in shares) (*) (**)	136,790,413	20,01%	132,401,813	19,37%
Other	2,168,276	0,32%	628,466	0,09%

	683,509,869	100,00%	683,509,869	100,00%

(*)       each ADR corresponds to 1 share.

(**)     custodians

(c)          Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income under Brazilian GAAP, calculated according to the Brazilian corporate law.  The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders' Meeting that approved them mature in favor of the Company.

	2017	2016	2015
Profit for the year	2,519,310	2,947,098	536,279
(-) Legal reserve - 5%	125,965	147,355	26,814

	2,393,345	2,799,743	509,465

Minimum mandatory dividend – 25% (R$0.87539, R$1.0240 and R$0.1863 as of December 31, 2017, 2016 and 2015 per share and per ADS)	598,336	699,936	127,366

On April 28, 2017, the Shareholders’ General Meeting approved the distribution of dividends as interest on capital amounting to R$ 123,557, for the 2016 fiscal year. Therefore, the amount of R$ 62,719 related to the surplus minimum mandatory dividends of 25%, set forth in the Bylaws, recorded in the 2016 equity under “Additional proposed dividends” was transferred to current liabilities.  These amounts started being paid in June 2017.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The Company proposed dividends as interest on capital in the amount of R$ 598,336 (R$ 699,936 in 2016) and additional proposed dividends in the amount of R$ 105,543 (R$ 123,557 in 2016), totaling R$ 703,879 (R$ 823,493 in 2016), corresponding to R$ 1.0298 per common share (R$ 1.2048 in 2016), to be resolved on the Shareholders’ Meeting to be held on April 27, 2018.

The Company declared dividends payable as interest on capital in the amount of R$ 598,336 (R$ 699,936 in 2016), which considers the minimum dividend amount set forth in the Bylaws.  The amount exceeding the minimum mandatory dividend due in the year of R$ 105,543 (R$ 123,557 in 2016) was reclassified into equity to the “Additional proposed dividends” account, this amount includes the withholding income tax of R$52,004 (R$60,838 in 2016).

Pursuant to CVM Resolution 207/1996, the Company imputed interest on capital to the minimum dividend by its net value of withholding income tax. The amount of R$ 52,004 (R$ 60,838 in 2016) referring to the withholding income tax was recognized in current liabilities, in order to comply with tax liabilities related to the credit of interest on capital.

The interest on capital balance payable as of December 31, 2017, totaling R$ 598,612 (R$ 700,034 in 2016), refers to the amount of R$ 598,336 (R$ 699,936 in 2016) declared in 2017, net of withholding income tax and R$ 276 declared in previous years (R$ 98 in 2016).

(d)         Legal reserve

Earnings reserve - legal reserve is a requirement for all Brazilian corporations and represents an allocation of retained earnings of 5% of annual net income determined based on Brazilian law, up to 20% of capital.  However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital and earnings reserves, exceeds 30% of our capital stock.  The amounts allocated to such reserve may only be used to increase our capital stock or to offset losses and are not available for the payment of dividends.

(e)          Investments reserve

Earnings reserve - investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems, based on capital budget approved by the Management.

As of December 31, 2017 and 2016, the balance of investment reserve totaled R$6,939,296 and R$5,249,830, respectively.

Pursuant to paragraph four of article 28 of the by-laws, the Board of Directors may propose to the Shareholders’ Meeting that the remaining balance of profit for the year, after deducting the legal reserve and minimum mandatory dividends, be allocated to an investment reserve that will comply with the following criteria:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

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

(f) Allocation of profit for the year

		2017	2016	2015
Profit
(+)	Profit for the year	2,519,310	2,947,098	536,279
(-)	Legal reserve – 5%	125,965	147,355	26,814
(-)	Minimum mandatory dividends	598,336	699,936	127,366
(-)	Additional proposed dividends	105,543	123,557	22,527
Investment reserve recorded		1.689.466	1.976.250	359.572

The Management will send for approval at the Shareholders’ Meeting, a proposal to reallocate retained earnings the amount of R$1,689,466 to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget.

(g)      Retained earnings

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve.

(h)      Other comprehensive loss

Gains and losses arising from changes in the actuarial assumptions are accounted for as equity valuation adjustments, net of income tax and social contribution effects.  See Note 20 (b), the breakdown of amounts recorded in 2017 and 2016.

	G1	G0	Total

Balance as of December 31, 2016	(165,085)	(660,563)	(825,648)
Actuarial gains/(losses) for the year (Note 20 (b))	236,012	51,535	287,547
Balance as of December 31, 2017	70,927	(609,028)	(538,101)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

	2017	2016	2015

Earnings attributable to Company’s owners	2,519,310	2,947,098	536,279
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	3.69	4.31	0.78

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Result

	2017
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	12,223,746	3,150,877	15,374,623
Gross sales deductions	(766,390)	-	(766,390)
Net operating revenue	11,457,356	3,150,877	14,608,233
Costs, selling and administrative expenses	(7,566,104)	(3,080,542)	(10,646,646)
Income from operations before other operating expenses, net and equity accounting	3,891,252	70,335	3,961,587
Other operating income / (expenses), net			(5,679)
Equity accounting			5,760
Financial result, net			(458,054)
Income from operations before taxes			3,503,614
Depreciation and amortization	1,301,897	-	1,301,897

(i) See note 31 for further information about non-cash items, other than depreciation and amortization that impact segmet results, and for additionals to long-lived asset information;

(ii) Construction revenue and related costs not reported to the CODM.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

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

(i) See note 31 for further information about non-cash items, other than depreciation and amortization that impact segmet results, and for additionals to long-lived asset information;

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

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(i) See note 31 for further information about non-cash items, other than depreciation and amortization that impact segmet results, and for additionals to long-lived asset information;

(ii) Construction revenue and related costs not reported to the CODM.

The impacts on gross operating income and costs are as follows:

	2017	2016	2015

Gross revenue from construction recognized under IFRIC 12 (a)	3,150,877	3,732,877	3,336,716
Construction costs recognized under IFRIC 12 (a)	(3,080,542)	(3,651,364)	(3,263,808)

Construction margin	70,335	81,513	72,908

(a)    Revenue from concession construction contracts is recognized in accordance with IAS 11 - Construction Contracts, using the percentage-of-completion method. See Note 13 (f).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

25          Insurance

The Company has insurance that covers fire and other damage to its assets and office buildings, and liabilities to third parties, among others. It also has civil liability insurance for the members of the Board of Directors and Board of Executive Officers (“D&O insurance”) and guarantee insurance for escrow deposit (as described in Note 19 (e)) and traditional guarantee insurance. The Company contracts insurance through bidding processes with the participation of the main Brazilian and international insurance companies that operate in Brazil.

As of December 31, 2017, the Company’s insurance coverage is as follows:

Coverage

Specified risks – fire	2,007,219
Engineering risk	1,043,368
Guarantee insurance for escrow deposit	500
Traditional guarantee insurance	100
Civil liability– D&O (Directors and Officers)	100
Civil liability – works	85,530
Domestic and international transportation	448
Civil liability – operations	3,000
Other	14
Total	3,140,279

26          Operating revenue

(a)   Revenue from sanitation services:

	2017	2016	2015

Metropolitan region of São Paulo	8,636,926	7,749,694	6,021,949
Regional Systems	3,586,820	3,372,538	2,924,876
Total	12,223,746	11,122,232	8,946,825

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(b)    Reconciliation between gross operating income and net operating income:

	2017	2016	2015

Revenue from sanitation services (i)	12,223,746	11,122,232	8,946,825
Construction revenue	3,150,877	3,732,877	3,336,716
Sales tax	(757,619)	(756,901)	(571,972)
Regulation, Control and Oversight Fee (TRCF)	(8,771)	-	-
Net revenue	14,608,233	14,098,208	11,711,569

(i) Includes the amount of R$8,771 corresponding to the TRCF charged from customers from the municipalities regulated by ARSESP.

27           Operating costs and expenses

	2017	2016	2015
Operating costs
Salaries, payroll charges and benefits	(1,841,571)	(1,718,199)	(1,503,383)
Pension obligations	(48,381)	131,469	(75,247)
Construction costs (Note 24)	(3,080,542)	(3,651,364)	(3,263,808)
General supplies	(163,712)	(173,224)	(172,561)
Treatment supplies	(287,592)	(279,150)	(269,294)
Outsourced services	(857,063)	(845,334)	(791,156)
Electricity	(794,352)	(932,435)	(815,164)
General expenses	(531,985)	(471,965)	(369,213)
Depreciation and amortization	(1,173,765)	(1,072,918)	(1,000,937)
	(8,778,963)	(9,013,120)	(8,260,763)

Selling expenses
Salaries, payroll charges and benefits	(305,440)	(271,690)	(237,848)
Pension obligations	(7,296)	17,941	(9,761)
General supplies	(4,451)	(3,585)	(3,692)
Outsourced services	(258,287)	(278,565)	(247,687)
Electricity	(762)	(751)	(770)
General expenses	(94,112)	(93,180)	(86,064)
Depreciation and amortization	(15,664)	(9,729)	(9,883)
Bad debt expense, net of recoveries (Note 9 (c))	(82,681)	(90,488)	(2,420)
	(768,693)	(730,047)	(598,125)

Administrative revenue (expenses)
Salaries, payroll charges and benefits	(229,752)	(194,357)	(182,215)
Pension obligations	(171,830)	(136,358)	(185,206)
GESP Reimbursement – benefits paid (Note 10 (a) (vii))	-	-	696,283
General supplies	(5,675)	(2,585)	(2,340)
Outsourced services	(183,746)	(154,926)	(123,802)
Electricity	(965)	(1,848)	(1,596)
General expenses	(302,113)	(289,862)	(11,467)
Depreciation and amortization	(112,468)	(63,979)	(63,212)
Tax expenses	(92,441)	(90,981)	(81,487)
	(1,098,990)	(934,896)	44,958

Operating costs and expenses
Salaries, payroll charges and benefits	(2,376,763)	(2,184,246)	(1,923,446)
Pension obligations	(227,507)	13,052	(270,214)
GESP Reimbursement – benefits paid (Note 10 (a) (vii))	-	-	696,283
Construction costs (Note 24)	(3,080,542)	(3,651,364)	(3,263,808)
General supplies	(173,838)	(179,394)	(178,593)
Treatment supplies	(287,592)	(279,150)	(269,294)
Outsourced services	(1,299,096)	(1,278,825)	(1,162,645)
Electricity	(796,079)	(935,034)	(817,530)
General expenses	(928,210)	(855,007)	(466,744)
Depreciation and amortization	(1,301,897)	(1,146,626)	(1,074,032)
Tax expenses	(92,441)	(90,981)	(81,487)
Bad debt expense, net of recoveries (Note 9 (c))	(82,681)	(90,488)	(2,420)
	(10,646,646)	(10,678,063)	(8,813,930)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

28          Financial Income (Expenses)

	2017	2016	2015
Financial expenses
Interest and charges on borrowings and financing – local currency (i)	(289,780)	(317,379)	(326,315)
Interest and charges on borrowings and financing – foreign currency	(119,100)	(113,268)	(127,352)
Other financial expenses (ii)	(97,533)	(86,372)	(149,902)
Income tax over international remittance	(17,901)	(18,823)	(20,389)
Inflation adjustment on borrowings and financing (iii)	(62,787)	(121,036)	(171,735)
Inflation adjustment on Sabesprev Mais deficit	-	(891)	(1,529)
Other inflation adjustments (iv)	(50,941)	(48,634)	(20,594)
Interest and inflation adjustments on provisions (v)	(50,238)	(133,488)	(41,916)
Total financial expenses	(688,280)	(839,891)	(859,732)

Financial income
Inflation adjustment gains (vi)	89,010	152,154	166,887
Income on short-term investments (vii)	195,992	209,376	170,551
Interest income (viii)	57,166	99,068	44,358
Cofins and Pasep	(16,366)	(23,535)	(7,947)
Other	442	11,647	21,385
Total financial income	326,244	448,710	395,234

Financial income (expenses), net before exchange rate changes	(362,036)	(391,181)	(464,498)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing (ix)	(96,300)	1,090,466	(1,992,019)
Other exchange rate changes	(54)	(209)	(720)
Exchange gains	336	371	775
Exchange rate changes, net	(96,018)	1,090,628	(1,991,964)

Financial income (expenses), net	(458,054)	699,447	(2,456,462)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(i)      Interest expenses on loans and financing in local currency decreased mainly as a result of the variation of floating interest rates that remunerate these agreements. The main variations were in the average CDI and TJLP, of 9.9% and 7.0%, respectively, in 2017 (14.0% and 7.5%, respectively, in 2016).

(ii)    The variation in other financial expenses is mainly a result of the increase in expenses with the present value adjustment of long-term liabilities and funding costs related to loans and financing. In 2016, other financial expenses decreased, especially due to the lower accounting of interest of the PPP agreement of Sistema Produtor Alto Tietê – CAB – SPAT.

(iii)   The monetary variation derives mainly from the lower variation of the IPCA in 2017, versus 2016 (2.95% and 6.29%, respectively). The exposures to this rate are shown in Note  5.1 (d). In 2016, the inflation adjustment derives mainly from the lower variation of the IPCA in 2016, versus 2015 (6.29% and 10.67%, respectively).

(iv)  Expenses mainly related to inflation adjustments related to the commitments required by public-private partnerships, program contracts commitments and agreements. In 2016, the increase was essentially due to the restatement of liabilities related to the commitments required by public-private partnerships and leases.

(v)     The decrease arises from the decline in the rate practiced by the Court, from 7.39% in 2016 to 1.94% in 2017. In 2016, the variation was mainly due to the recognition of higher interest and inflation adjustment on the 2016 lawsuits, due to the revision of the estimated probability of loss, arising from decisions that were unfavorable to the Company.

(vi)   The monetary variation gains decrease due to the lower restatement of the agreement entered into with the São Paulo State Government (GESP) in 2017 and the reduction in the National Consumer Price Index (INPC), used to restate escrow deposits.

(vii)  The decrease is a result of the decrease in the CDI rate, of 13.75% p.a. in 2016 and 6.89% p.a. in 2017. In 2016, the increase is due to the higher average balance of investments compared to 2015.

(viii) The R$ 39,567 decrease in interest income arises mainly from the recognition of present value adjustment on new installment payment agreements entered into with customers in 2017. In 2016, the R$54,710 increase in interest income is essentially due to lower interest on installment agreements in 2015.

 (ix)  The change in expenses mainly reflects the appreciation of the U.S. dollar and the Yen against the Real in 2017 (1.5% and 5.3%, respectively), compared to the depreciation presented in 2016 (16.5% and 13.9%, respectively). In 2016, the change in expenses mainly reflects the depreciation of the U.S. dollar against the real in 2016 (16.5% and 13.9%, respectively), compared to the appreciation presented in 2015 (47.0% and 45.9%, respectively).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

29          Other operating income (expenses), net

	2017	2016	2015

Other operating income, net	75,410	62,570	190,840
Other operating expenses	(81,089)	(57,848)	(47,085)

Other operating income (expenses), net	(5,679)	4,722	143,755

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

30          Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main committed amounts as of December 31, 2017:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,459,864	1,151,641	381,119	1,216,835	4,209,459
Contractual obligations – Investments	1,779,320	2,121,493	1,031,762	5,970,069	10,902,644
Total	3,239,184	3,273,134	1,412,881	7,186,904	15,112,103

The main commitment refers to São Lourenço PPP. See Note 14 (g).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

31           Supplemental cash flow information

	2017	2016	2015

Total additions to intangible assets (Note 14 (b))	3,490,298	3,855,831	3,604,442

Items not affecting cash (see breakdown below)	(1,532,518)	(1,747,664)	(1,207,090)

Total additions to intangible assets as per statement of cash flows	1,957,780	2,108,167	2,397,352

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 14 (d))	649,048	700,743	466,544
Contractors payable	213,340	57,431	(57,041)
Program contract commitments	95,126	4,262	136,543
Public Private Partnership - São Lourenço PPP (Note 14 (g))	501,591	893,181	548,978
Leases	3,078	10,534	36,877
Construction margin (Note 24)	70,335	81,513	72,908
Other	-	-	2,281
Total	1,532,518	1,747,664	1,207,090

32          Events after the reporting period

  Tariff revision

- On January 16, 2018, the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP) published Public Consultation Notice 01/2018 ("Notice"), asking the public for opinions and inputs on the calculation methodology to be adopted in the final stage of SABESP’s Second Ordinary Tariff Revision.

- On January 19, 2018, ARSESP published Resolution 780, which includes the events calendar of the final stage of SABESP’s 2nd Ordinary Tariff Revision.

The Final Maximum Average Tariff (Final P0) will be disclosed by May 10, 2018, and applied pursuant to article 39 of Law 11,445/2007.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Differences in revenue arising from differences in the amounts authorized on October 10, 2017 (Preliminary P0) and the tariffs to be calculated at the final stage of the Second Ordinary Tariff Revision (Final P0) will be duly offset and applied to the water supply and sewage public utility service tariffs.

Additionally, ARSESP published Public Hearing Notice 01/2018, referring to Stage 2 of the schedule, which was held on January 29, 2018.

- On February 21, 2018, ARSESP released the Business Plan, which is the object of SABESP’s Second Ordinary Tariff Revision.

    As part of the Business Plan, on page 85, the Company highlights “Table: CAPEX - Program disbursements”, which totals R$ 13.9 billion (unaudited) for the 2017-2021 period, which is available to the market, and “Table: CAPEX - Program constructions”, which totals R$ 15.5 billion (unaudited) for the 2017-2021 period.

- On March 26, 2018, ARSESP disclosed Preliminary Technical Note NT.F-0004-2018 that included the Proposal for Calculation of the Maximum Average Tarif (P0) of SABESP’s Second Ordinary Tariff Revision and Factor X: Final Stage.

The Period for Consultation and Public Hearing 03/2018 is from March 27, 2018 to April 17, 2018.

Final Regulatory Remuneration Base	R$ 38.4 billion
WACC	8.11%
Factor X	0.9287%
P0	R$ 3.8207/m3
Tariff Repositioning Index (IRT)	4.7744%

The proposed Tariff Repositioning Index of 4.7744% should be applied on a straight line basis to the current tariff tables.

  22nd Issue Debentures

On February 19, 2018, the Company conducted the 22th Issue of unsecured non-convertible debentures, in the total amount of R$750,000, in three series, for tender offer, pursuant to CVM Rule 476. The first series, in the amount of R$100 million, maturing in 3 years and remuneration of CDI + 0.58% p.a., the second series, in the amount of R$400 million, maturing in 5 years and remuneration of CDI + 0.90% p.a., and the third series, in the amount of R$250 million, maturing in 7 years and remuneration of IPCA + 6.00% p.a.. Funds deriving from funding by means of the 22th Issue of Debentures will be allocated to refinance the financial commitments and to recover the level of cash balances.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2017, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

  SABESP’s Corporate Reorganization

On March 11, 2018, the São Paulo State Government ("Government") received a letter from a group of investors about the potential acquisition of part of the shares, which will be owned by the Government, to be issued by the Parent Company referred to in State Law 16,525/2017. The letter will be analyzed by the Board of the State Privatization Program (CDPED), which is in charge of deciding about the continuity and the conditions for the creation of the Parent Company and SABESP’s corporate reorganization. The operation addressed at the letter will be structured to occur exclusively within the scope of the Parent Company, not affecting SABESP’s control, which will remain with the Government in a manner consistent with the provisions of said state law. The investors’ identity and the content of the aforementioned letter will remain confidential, pursuant to the rules applicable to the administrative procedure established by CDPED for the purposes of the operation.

  São Lourenço Production System

On April 3, 2018, Sabesp inaugurated the São Lourenço Production System that will increase treated water production capacity by approximately 6.4 m³/s.