Form 20-F/A
period 2017-12-31
COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO-SABESP
filed 2018-05-30
CIK 1170858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20‑F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

                This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, originally filed with the Securities and Exchange Commission on April 27, 2018 (the “2017 Form 20-F”), is being filed for the purposes of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

                This Amendment No. 1 to the 2017 Form 20-F also includes the following principal updates:

•         The following changes resulting from our annual shareholders’ meeting held on April 27, 2018:

o    The increase in the number of members on our board of directors from eigtht to ten;

o    The election of members to our board of directors to serve until our annual shareholders’ meeting in 2020. For the current composition of our Board of Directors, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors”;

o    The election of members to our fiscal council to serve until our annual shareholders’ meeting in 2019. For the current composition of our fiscal council, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Fiscal Counsil (Conselho Fiscal)”;

o    The approval of the legal reserve, dividends and investment reserve for the fiscal year ended December 31, 2017. For more information, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Reserves” and Item 8.A.  Financial Statements and Other Financial Information—Dividends and Dividend Policy”;

o    The approval of R$4.7 million in aggregate compensation payable to members of our board of directors, members of our fiscal committee and our executive officers in 2018. For more information see “Item 6. Directors, Senior Management and Employees— Directors, Senior Management and Employees—B. Compensation”;

o    Certain revisions to our bylaws in order to comply with Federal Law No. 13,303/16 and the new Novo Mercado requirements, and other changes in our governance structure, such as the termination of the Regulatory Affairs Committee. For more information regarding our bylaws see, “Item 10. Additional Information—B. Memorandum and Articles of Association.” For more information regarding the changes required to be implemented by June 30, 2018 under Federal Law No. 13,303/16 see, “Item 16G. Corporate Governance—Required Changes to Corporate Governance Practices of Brazilian Government Controlled Companies.” For more information regarding the changes required to be implemented by April 2021 under the new Novo Mercado requirements see, “Item 9.C. Markets—Trading on the Brazilian Stock Exchange—The Novo Mercado Segment;” and

o    The formalization of our dividend policy. For more information on our dividend policy, see “Item 8.A.  Financial Statements and Other Financial Information—Dividends and Dividend Policy”;

•         The election on May 14, 2018 of Karla Bertocco Trindade as our Chief Executive Officer. For more information, see “Item 4. Risk Factors—Risks Relating to Our Control by the State of São Paulo—We are controlled by the State of São Paulo, whose interests may differ from the interests of non-controlling shareholders, including holders of ADSs”; and

•         The conclusion of the Second Ordinary Tariff Revision in May 2018 and our subsequent filing of a reconsideration request as well as a clarification and revision request with ARSESP on May 24, 2018. For more information regarding this tariff revision, see “Item 4.B. Business Overview—Tariffs—Second Ordinary Tariff Revision (2017-2020)”

                Other than as expressly set forth above, this Amendment No. 1 to the 2017 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2017 Form 20-F, or reflect any events that have occurred after the 2017 Form 20-F was originally filed.

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

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated:

	R$ per US$1.00
Year ended December 31,	Year end	Average(1)	Low	High
2013	2.3426	2.1605	2.4457	1.9528
2014	2.6562	2.3547	2.7403	2.1974
2015	3.9048	3.3387	4.1949	2.5754
2016	3.2591	3.4833	4.1558	3.1193
2017	3.3080	3.2031	3.0510	3.3807

	R$ per US$1.00
Month ended	Period end	Average	Low	High
October 31, 2017	3.2769	3.1912	3.1315	3.2801
November 30, 2017	3.2616	3.2594	3.2136	3.2920
December 31, 2017	3.3080	3.2919	3.2322	3.3332
January 31, 2018	3.1624	3.2106	3.1391	3.2697
February 28, 2018	3.2449	3.2415	3.1730	3.2821
March 31, 2018	3.3238	3.2792	3.2246	3.3380
April 30, 2018	3.4811	3.4075	3.3104	3.5040
May 31, 2018 (through May 24)	3.6436	3.6190	3.5308	3.7503

Source:  Central Bank

(1)     Average of the exchange rates on the last day of each month.

The following tables set forth the selling rate, expressed in reais per Japanese Yen (R$/¥1.00):
	R$ per ¥1.00
Year ended December 31,	Year end	Average(1)	Low	High
2013	0.0223	0.0221	0.0248	0.0196
2014	0.0222	0.0222	0.0239	0.0212
2015	0.0324	0.0276	0.0351	0.0219
2016	0.0279	0.0289	0.0305	0.0278
2017	0.0294	0.0291	0.0287	0.0296

	R$ per ¥1.00
Month ended	Period end	Average	Low	High
October 31, 2017	0.0291	0.0289	0.0286	0.0292
November 30, 2017	0.0289	0.0289	0.0286	0.0289
December 31, 2017	0.0294	0.0291	0.0287	0.0296
January 31, 2018	0.0290	0.0290	0.0286	0.0293
February 28, 2018	0.0304	0.0300	0.0290	0.0305
March 31, 2018	0.0313	0.0309	0.0304	0.0315
April 30, 2018	0.0319	0.0317	0.0309	0.0321
May 31, 2018 (through May 24)	0.0333	0.0329	0.0322	0.0339

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

The Brazilian currency experienced frequent and substantial devaluations in relation to the U.S. dollar and other foreign currencies during the decades leading up to the mid-1990s.  Throughout this period, the Brazilian government implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini‑devaluations (during which the frequency of adjustments ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets.  From time to time since that period, there have continued to be significant fluctuations in the exchange rate between the Brazilian real and the U.S. dollar and other currencies.  For example, the real appreciated 13.8%, 9.5% and 20.7% against the U.S. dollar in 2005, 2006 and 2007, respectively, reaching R$1.634 in August 2008, although it depreciated by 32.0% against the U.S. dollar during full year 2008, closing the year at R$2.337 per US$1.00.  The real strengthened again by 25.5% in 2009 and 4.3% in 2010, but depreciated against the U.S. dollar by 12.6% in 2011, 8.94% in 2012, 14.63% in 2013, 13.39% in 2014 and 47.01% in 2015, falling to R$3.9048 against the U.S. dollar at December 31, 2015.  The real fell further during the first months of 2016, reaching a low of R$4.1558 against the U.S. dollar on January 21 2016, but then regained some value, reaching R$3.2591 per US$1.00 at December 31, 2016. During 2017, the real remained relatively stable, depreciating only 1.5% against the U.S. dollar by year-end. There can be no assurance that the real will not depreciate further against the U.S. dollar.  As of May 24, 2018, the commercial selling rate as reported by the Central Bank was R$3.6436 per US$1.00.

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

As it owns the majority of our common shares, the State is able to determine our operating policies and strategy, control the election of a majority of the members of our board of directors and appoint our senior management.  As of May 24, 2018, the State owned 50.3% of our outstanding common shares. Both through its control of our board of directors as well as by enacting State decrees, the State has in the past directed our company to engage in business activities and make expenditures that promoted political, economic or social goals, but that did not necessarily enhance our business and results of operations.  The State may direct our company to act in this manner again in the future.  These decisions by the State may not be in the interests of our non-controlling shareholders, including holders of ADSs.  See “Item 5.A. Operating and Financial Review and Prospects—Certain Transactions with Controlling Shareholder”.

In January 2015, following the elections for State governor in 2014, the re-elected governor, Mr. Geraldo Alckmin, appointed Mr. Jerson Kelman as our Chief Executive Officer, and Mr. Benedito Pinto Ferreira Braga Junior, the Secretary of State for the State Secretariat for Sanitation and Water Resources (Secretaria de Saneamento e Recursos Hídricos do Estado de São Paulo), as Chairman of our board of directors.  In April 2018, Mr. Geraldo Alckmin stepped down from his position as governor in order to run in the presidential elections, and Mr. Marcio França, who was previously the vice-governor of the State, became governor. With our directors’ terms expiring in April 2018, and considering that Federal Law No. 13,303/16 prohibits the appointment of secretaries of state to administrative positions of state-controlled companies, Mr. Mario Engler was appointed by the State as Chairman of our board of directors with a term of two years. In May 2018, Mr. Marcio França appointed Mrs. Karla Bertocco Trindade as our Chief Executive Officer with a term expiring in June 2019. Additionally, pursuant to our bylaws, Mrs. Karla Bertocco Trindade will also be a member of our board of directors while holding the position of Chief Executive Officer. Following future elections for State governor, we cannot be sure whether any future State governor will make changes to our executive board. Changes in policy by State government may cause changes in all or some of the members of our management, which may have a material adverse effect on our business and results of operations.

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

It is not possible to predict the impact of the decision by the Brazilian Supreme Court regarding the shared management of basic sanitation services in metropolitan areas or the effect that this decision may have on our business, activities, financial condition or results of operations

On March 6, 2013, the Brazilian Supreme Court decided a matter related to the shared management of basic sanitation services in the state of Rio de Janeiro.  In its decision, the court ruled that the state of Rio de Janeiro must establish a new entity, owned by both the state of Rio de Janeiro and the relevant municipalities, to oversee the planning, regulation and auditing of basic sanitation services in its metropolitan region with the non-partisan participation of all the municipalities located in the metropolitan region, creating a requirement that the state and the municipalities must participate jointly in the shared management of public services.

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

In January 2018, the second step of our Second Ordinary Tariff Revision was initiated. In this review, the possibility of including the average tariff in the portion related to transfers to municipal funds, as is the case with the 7.5% that we transfer to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure was discussed.

On May 9, 2018 ARSESP announced the final results of the Second Ordinary Tariff Revision, recognizing the regulatory limit of 4% of each municipality’s direct operating revenue in the tariff calculation. As a result, 1.84% was declared the tariff for the Municipality of São Paulo, corresponding to the 4% regulatory limit.

On May 24, 2018, as a result of the final result of the Second Ordinary Tariff Revision, we filed a reconsideration request as well as a clarification and revision request with ARSESP. As part of the clarification and revision request, we requested that ARSESP provide a revision of the calculation of the financial component related to municipal funds. For more information, see “Item 4.B. Business Overview—Tariffs—Second Ordinary Tariff Revision (2017-2020).”

We cannot assure you that this 7.5% charge will eventually be passed in full through to customers or that the continued delay in passing this charge in full through to customers will not further affect our financial condition. For additional information on ARSESP regulations, see “Item 4.B. Business Overview—Tariffs” and “Item 4.B. Business Overview—Government Regulations Applicable to Our Contracts—Rules Enacted by ARSESP”.

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

We are currently negotiating the terms of these agreements and we cannot guarantee when and if definitive agreements will be signed. In 2017, the municipality of Guarulhos paid around 80% of its monthly bills on time. For more information, see "Item 4.B. Business Overview-Description of Our Activities-Wholesale Operations-Wholesale Water Services".

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

The State of São Paulo, our controlling shareholder, is required by State Law No. 11,454/2003 to own at least 50% plus one of our common shares.  As of May 24, 2018, the State owned 50.3% of our outstanding common shares.  As a mixed capital company, we are an integral part of the State governmental structure.  Our strategy and major policy decisions are formulated in conjunction with the State Secretariat for Sanitation and Water Resources as part of the State’s overall strategic planning.  The majority of the members of our board of directors and our board of executive officers are nominated by the State government.

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

Our board of directors allocates responsibilities to our executive officers following an initial proposal made by our Chief Executive Officer, in accordance with our bylaws.  The Chief Executive Officer is responsible for coordinating all management divisions in accordance with the policies and directives established by our shareholders’ meeting, our board of directors and board of executive officers, including the coordination, evaluation and control of all functions related to the Chief Executive Officer’s office and staff, integrated planning, business management and corporate organization, communication, audit, ombudsman and quality.  The Chief Executive Officer represents our company before third parties and certain powers can be granted to attorneys‑in‑fact.  The executive officers described below report to the Chief Executive Officer:

•        the Corporate Management Officer, who is responsible for marketing (commercial processes), human resources and social responsibility, legal affairs, information technology, asset management, supplies and contracts;

•       the Chief Financial Officer and Investor Relations Officer, who is responsible for financial planning, costs and tariffs, raising capital and allocating financial resources to divisions of our company, conducting capital markets and other debt incurrence transactions and managing debt levels, controller, accounting, corporate governance and investor relations;

•       the Technology, Enterprises and Environment Officer is responsible for environmental management, technological and operational development, quality control of water and sewage, the development, coordination and execution of special investment programs, projects, research innovation and new business ventures; and

•        the Chief Operating Officer for the São Paulo metropolitan region Division and the Chief Operating Officer for the Regional Systems Division, who are responsible for managing the operation, maintenance, execution of planning and works for water and sewage supply systems (including for the services that we provide on a wholesale basis), sales and call center services, and have overall responsibility for the financial and operational performance of their divisions. The Chief Operating Officers are also responsible for sanitation advisory services to independent municipalities and for mediation and negotiation with communities and local governments, aimed at aligning our interests with the interests of our clients.

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

São Lourenço Project

The metropolitan region lacks water sources, which requires us to obtain water from increasingly distant sources.  In order to address this situation, we developed, under a PPP contract, a new supply system called São Lourenço, which expands our production capacity by 6.4 m3/s and should be able to benefit a population of almost 2.0 million people.  The PPP contract was executed in August 2013 and construction began in April 2014.  The project was undertaken by Sistema Produtor São Lourenço S.A., which is a special purpose company controlled by the construction companies Camargo Corrêa Construtora S.A. and Andrade Gutierrez S.A.  The construction of the new system began in April 2014 and was completed in April 2018. Upon completion, pre-operation began. Camargo Corrêa Construtora S.A. and Andrade Gutierrez S.A. sold their shares of Sistema Produtor São Lourenço S.A. to CGGC Construtora do Brasil Ltda., a Chinese-owned company. This transaction was completed in May 2018.

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

We are currently negotiating the terms of these agreements and we cannot guarantee when and if definitive agreements will be signed. In 2017, the municipality of Guarulhos paid around 80% of its monthly bills on time.

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

Competition

In the state of São Paulo, there are 277 municipalities that operate their own water and sewage systems and that collectively have a total population of approximately 16.5 million, or approximately 38% of the population of the state of São Paulo.

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

Tariffs

Tariff adjustments follow the guidelines established by the Basic Sanitation Law and ARSESP.  The guidelines also establish procedural steps and the terms for the annual adjustments.  The adjustments have to be announced 30 days prior to the effective date of the new tariffs, which previously would take effect in September.  Pursuant to the most recent tariff revision, both the base date and future adjustments took place in April. In addition, on January 19, 2017 ARSESP released Resolution nº 706, which divided the Second Ordinary Tariff Revision process into two parts. The first part ended in October 2017, and the second part ended in May 2018.

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

Due to delays in retaining a consulting company to advise ARSESP on the tariff revision and to the fact that it was impossible to predict when this consulting would be retained, ARSESP released Resolution No. 706/2017 on January 19, 2017. This resolution divided the Second Ordinary Tariff Revision process into two parts. Due to extensions resulting from the need for supplemental information from us, the first part, which was initially expected to be concluded by June 30, 2017, was completed on October 10, 2017.  The second part was concluded in May 2018.

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

With respect to the second stage of the Second Ordinary Tariff Revision, on March 26, 2018, ARSESP released Preliminary Technical Note NT/F/0004-2018 with the proposed calculation of the maximum average tariff (P0) and the X Factor. This technical note established a final regulatory asset base of R$38.4 billion, a WACC of 8.11%, an X Factor of 0.9287%, a P0 of R$3.8207/m³ and a tariff repositioning index of 4.7744%. After Public Consultation and Public Hearings on the Final P0 proposal during the period from March 27, 2018 to April 17, 2018, ARSESP released, on May 9, 2018, Final Technical Note NT/F/0006/2018 and Resolution No. 794/2018 with tariffs effective 30 days after publication.

The final result of the second stage of the Second Ordinary Tariff Revision established a final regulatory asset base of R$39 billion, a WACC of 8.11%, an X Factor of 0.8888%, a P0 of R$3.7702/m³ and a tariff repositioning index of 3.5070%.

On May 24, 2018, as a result of the final result of the Second Ordinary Tariff Revision, we filed a reconsideration request as well as a clarification and revision request with ARSESP.

The reconsideration request includes an administrative appeal requesting that the regulatory decision substantiated by ARSESP Resolution No. 794/2018 be revised to apply due compensatory adjustments for revenue, cost of electricity and investments executed between 2013 and 2016.

The clarification and revision request includes requests for (i) an explanation of the significant reduction in the final Operational Expenditure 2017-2020 forecast; and (ii) a revision of the X Factor calculation, a revision to account for compensatory adjustments for the delay in the Second Ordinary Tariff Revision’s effectiveness and a revision of the calculation of the financial component related to municipal funds.

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

•      In January 2018, the second step of our Second Ordinary Tariff Revision was initiated. In this review, the possibility of including the average tariff in the portion related to transfers to municipal funds, as is the case with the 7.5% that we transfer to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure, was discussed.

•      On May 9, 2018 ARSESP announced the final results of the Second Ordinary Tariff Revision, recognizing the regulatory limit of 4% of each municipality’s direct operating revenue in the tariff calculation. As a result, 1.84% was declared the tariff for the Municipality of São Paulo, corresponding to the 4% regulatory limit.

•      On May 24, 2018, as a result of the final result of the Second Ordinary Tariff Revision, we filed a reconsideration request as well as a clarification and revision request with ARSESP. As part of the clarification and revision request, we requested that ARSESP provide a revision of the calculation of the financial component related to municipal funds. For more information, see “Item 4.B. Business Overview—Tariffs—Second Ordinary Tariff Revision (2017-2020).”

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

On May 9, 2018, ARSESP issued Resolution No. 794/2018, which authorizes us to implement a 3.5070% repositioning index to our current tariffs, effective 30 days after publication.

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

In April 2011, we created a specific department in our Financial, Economic and Investor Relations Office responsible for costs and tariffs, given the subject’s importance to the continuation of our business. We also created a statutory Regulatory Affairs Committee, which was responsible for defining the guidelines, strategies and regulatory recommendations for our Company and coordinating the work of the Regulatory Affairs Department. This committee was terminated in April 2018 due to revisions to our bylaws. Regulatory matters are currently handled by our executive officers.

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

The table below sets forth water inflow (volume of water that flows into the reservoirs or natural inflow from the river basin), showing:  (i) historical average and minimum flows; (ii) 1953, previously the driest year on record; (iii) inflow during the 2013-2014, 2014-2015 and 2015-2016 hydrological years; (iv) inflow during the 2016-2017 hydrological year; and (v) inflow during the 2017-2018 hydrological year (through April 2018).

	For the month of
	Oct.	Nov.	Dec.	Jan.	Feb.	March	April	May	June	July	Aug.	Sep.
	(in m³/s)
Water Inflow
Historical Average	30.6	35.0	53.1	70.9	73.9	66.9	48.4	38.4	35.3	28.8	24.5	25.6
Historical Minimum	14.0	14.0	21.8	26.9	27.6	28.1	24.7	19.9	16.5	13.9	12.0	11.8
Drought of 1953	17.5	26.0	31.5	26.9	34.5	29.8	34.6	23.8	20.7	17.6	16.3	16.2
2013/14	25.1	22.1	22.5	15.4	10.5	18.9	17.2	10.1	10.0	6.4	8.2	9.0
2014/15	5.2	8.8	16.0	11.5	40.7	42.6	18.1	14.0	16.2	11.3	5.8	18.3
2015/16	14.8	27.1	52.3	73.8	49.6	69.8	24.1	25.0	62.9	19.4	19.3	14.9
2016/17	24.2	29.5	30.2	76.0	36.4	36.9	24.3	33.8	22.6	13.9	14.9	9.0
2017/18	13.7	23.0	18.8	57.4	35.8	33.2	17.8

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

Dividend Distributions

We are required by our bylaws to make dividend distributions, which can be made as payments of interest on shareholders’ equity to our shareholders in an amount equal to or higher than 25% of the amounts available for distribution.  In addition, our dividend policy, which was approved at the annual shareholders’ meeting held on April 27, 2018, establishes that this percentage shall be maintained until the universalization of basic sanitation services in the areas where we operate. We declared dividends of R$703.9 million, R$823.5 million and R$149.9 million in 2017, 2016 and 2015, respectively.  See “Item 7.B. Related Party Transactions—Dividends”.

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

Board of Directors

Our bylaws provide for a minimum of seven and a maximum of 11 directors.  The members of our board of directors are elected at a general shareholders’ meeting to serve a two-year term.  Such terms may be renewed three consecutive times. Pursuant to our bylaws, our employees have the option to elect one member of our board of directors.  Currently, our employees have not elected a director. In addition, pursuant to Law No. 6,404/1976 of December 15, 1976, as amended (“Brazilian Corporate Law”), at least one member of the board of directors of mixed capital companies, such as us, must be appointed by the minority shareholders.  Finally, according to the Novo Mercado rules and Federal Law No. 13,303/16, at least two, or 25.0%, of the board of directors must be comprised of independent members.

All the current members of our board of directors were elected at the annual shareholders’ meeting held on April 27, 2018, except for Karla Bertocco Trindade who joined our board of directors on May 14, 2018 when she was appointed our Chief Executive Officer. The tenure of all the directors will end upon the election of members for the new term at the annual shareholders’ meeting in 2020.  Currently, we have seven members considered independent under the Novo Mercado rules and Federal Law No. 13,303/16.

Our board of directors ordinarily meets once a month or, when necessary for the interests of our company, when called by a majority of the directors or the chairman.  Its responsibilities include the establishment of policy and general orientation of our business, and the appointment and supervision of our executive officers.

The following are the names, ages, positions, dates of election and brief biographical descriptions of the current members of our board of directors elected at the shareholders’ meeting on April 27, 2018 and, in the case of Karla Bertocco Trindade, on May 14, 2018:

Director	Age	Position	Date Elected
Mario Engler Pinto Junior	61	Chairman	April 27, 2018
Karla Bertocco Trindade	41	Member	May 14, 2018
Jerônimo Antunes	62	Independent Member*	April 27, 2018
Reinaldo Guerreiro	64	Independent Member*	April 27, 2018
Francisco Vidal Luna	71	Independent Member*	April 27, 2018
Luís Eduardo Alves de Assis	61	Independent Member*	April 27, 2018
Francisco Luiz Sibut Gomide	72	Independent Member*	April 27, 2018
Lucas Navarro Prado	37	Independent Member*	April 27, 2018
Ernesto Rubens Gebcke	74	Independent Member*	April 27, 2018
Rogério Ceron de Oliveira	37	Member	April 27, 2018

*      These members comply with the independence requirements established by the Novo Mercado rules.

Mario Engler Pinto Junior. Mr. Pinto has been the Chairman of our board of directors since April 2018.  Mr. Pinto holds a law degree and PhD in Commercial Law from the University of São Paulo (Universidade de São Paulo – USP). He is the CEO and a member of the board of directors of the São Paulo Partnership Company (Companhia Paulista de Parcerias - CPP), a member of the State Capital Protection Board (Conselho de Defesa dos Capitais do Estado - CODEC), chief advisor on public and corporate finance to the Treasury Department, an arbitrator for the B3 Arbitration Chamber, a member of the Advisory Chamber for the Governance Market for State-Owned Companies (Mercado de Governança de Estatais) and a member of the Fiscal Council for the Luso-Brazilian Bank (Banco Luso-Brasileiro).  He is also a professor at the bachelor’s and master’s levels and for a specialization course at the Getúlio Vargas Foundation (Fundação Getúlio Vargas – FGV), where he also conducts legal research regarding contractual and corporate arrangements in the public and private sector and serves as coordinator of the professional master’s degree program. He has been an active lawyer since 1979 and served as a São Paulo State Attorney from 1984 to 2014. He was also a member of the Energy Council for the Regulatory Agency of Sanitation and Energy for the State of São Paulo (Conselho de Orientação de Energia da Agência Reguladora de Saneamento e Energia do Estado de São Paulo) from 2008 to 2010, a member of our board of directors from 2006 to 2011, a member of our audit committee from 2006 to 2009, a member of the board of directors for the Brazilian Institutue of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC) from 2004 to 2006, Deputy Attorney General for the State of São Paulo from 2000 to 2003 and a member of the board of directors for the airline Viação Aérea São Paulo from 2000 to 2001.

Karla Bertocco Trindade.  Mrs. Trindade has been our Chief Executive Officer and a member of our board of directors since May 2018. She holds a Bachelor’s degree in Public Administration from the Getúlio Vargas Foundation (Fundação Getúlio Vargas - FGV), a Bachelor’s degree in Law from the Pontificial University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC-SP) and a post-graduate degree in Administrative Law from FGV. She was Undersecretary of Partnerships and Innovation at the Secretariat of the São Paulo State Government, responsible for coordinating different public-private partnerships and concession projects in the State of São Paulo between 2015 and 2018, Director General of the State of São Paulo Regulatory Agency for Delegated Transportation Public Services (Agência Reguladora de Serviços Públicos Delegados de Transporte do Estado de São Paulo - ARTESP) between 2011 and 2015, and Director of Institutional Relations of the State of São Paulo Regulatory Agency for Sanitation and Energy (Agência Reguladora de Saneamento e Energia do Estado de São Paulo - ARSESP) between 2008 and 2010. She also worked as Advisor to the President of our company between 2003 and 2006.

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

Ernesto Rubens Gelbcke. Mr. Gelbcke has been an independent member of our board of directors since April 2018. Mr. Gelbcke has a Bachelor’s degree and a Master’s degree in accounting sciences, both from the School of Economics, Administration and Accounting of the University of São Paulo (Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo – FEA USP). He worked at Arthur Andersen (various positions, including São Paulo audit coordinator and member of the Brazil technical policies committee) from 1965 to 1976, Directa Auditores (founder and CEO) from 1977 to 2014, Grant Thornton Brasil (chairman of the board of directors) from 2014 to 2015, Gelbcke Consultores (founder and consultant) since 2001, and GHG Contadores (founder) since 2017. He was one of the twelve elected members of the Accounting Pronouncements Committee, representing the Foundation Institute of Accounting, Actuary and Financial Research (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI) from its creation in 2006 until 2016. He was also a professor at FEA USP from 1971 to 2003, professor and coordinator of the audit specialization course at the Central Bank with the Foundation Institute for Accounting, Actuarial and Financial Research (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI) from 1978 to 1980, among others. He has authored and co-authored various articles, technical opinions and books, such as “Accounting Manual for Stock Companies” (Manual de Contabilidade das Sociedades por Ações), “Manual for Corporate Accounting” (Manual de Contabilidade Societária), and “Intermediate Accounting” (Contabilidade Intermediária). He was a member of the fiscal committee and of the audit committee of AMBEV S.A. from 2007 to 2009, a member of the Board of Directors of the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil – IBRACON) from 2015 to 2017, and a member of the audit committee of AES Eletropaulo in 2017, among others. Since 2017, he has been a member of the fiscal council of FIPECAFI. This term expires in 2019.

Rogério Ceron de Oliveira. Mr. Oliveira has been a member of our board of directors since May 2018. Mr. Oliveira holds a Bachelor’s degree and a Master’s degree in economics from the State University of Campinas (Universidade Estadual de Campinas – UNICAMP) from 2005 to 2012, and is completing a doctorate in public administration at the Getúlio Vargas Foundation (Fundação Getúlio Vargas – FGV), with experience in public finance. Since 2017, he is the Deputy Secretary of the Treasury of the State of São Paulo. He served in the São Paulo Municipal Government as Finance Secretary between 2015 and 2016, Deputy Secretary of Finance in 2015, Deputy Secretary of Treasury from 2001 to 2014 and Chief and Advisor of Economics for the Finance Department between 2007 and 2010. He also worked at the Accounting Court of the State of São Paulo in 2006 and worked as a researcher at CPqD Telecom & IT Solutions between 2001 and 2005. He was and is a member of the boards of directors and of the fiscal committees of companies such as the São Paulo Company for the Development and Mobilization of Assets (Cia. São Paulo de Desenvolvimento e Mobilização de Ativos – SPDA), SP Negócios and the Paulista Company of Securitization (Companhia Paulistana de Securitização – SPSEC). He was also a member of the fiscal council of the São Paulo Metro Company (Companhia Metropolitano de São Paulo – Metro).

Board of Executive Officers

Our board of executive officers is composed of six executive officers appointed by our board of directors for a two year term.  Such terms may be renewed three consecutive times. Our executive officers are responsible for all matters concerning our day‑to‑day management and operations.  Members of our board of executive officers have individual responsibilities established by our board of directors and our bylaws.

The following are the names, ages, positions, dates of election and brief biographical descriptions of our board of executive officers:

Executive Officer	Age	Position	Date Elected
Karla Bertocco Trindade	41	Chief Executive Officer	May 14, 2018
Manuelito Pereira Magalhães Junior	50	Corporate Management Officer	June 22, 2017
Rui de Britto Álvares Affonso	60	Chief Financial Officer and Investor Relations Officer	June 22, 2017
Paulo Massato Yoshimoto	65	Metropolitan Region Officer	June 22, 2017
Luiz Paulo de Almeida Neto	62	Regional Systems Officer	June 22, 2017
Edison Airoldi	61	Technology, Enterprises and Environment Officer	June 22, 2017

Karla Bertocco Trindade.  See above, “—Board of Directors”.

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

In 2017, 2016 and 2015, the aggregate compensation, including benefits in kind granted that we paid to members of our board of directors, board of executive officers and fiscal committee for services in all capacities were R$4.4  million, R$4.4 million  and R$4.6 million, respectively. At our annual shareholders’ meeting held on April 27, 2018, our shareholders approved R$4.7 million in aggregate compensation payable to members of our board of directors, members of our fiscal committee and our executive officers in 2018.

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

C.      Board Practices

The members of our board of directors are elected at an annual shareholders’ meeting to serve a two‑year term. Such term may be renewed three consecutive times.  Our next annual shareholders’ meeting will be held on April 27, 2018.  Our board of directors ordinarily meets once a month or when called by a majority of the directors or the chairman.  See “Item 6.A. Directors and Senior Management—Board of Directors”.

Our board of executive officers is composed of six executive officers appointed by our board of directors for a two‑year term. Such term may be renewed three consecutive times.  Although our bylaws provide that the meetings of our board of executive officers shall be held at least twice a month, meetings are held on a weekly basis.  See “Item 6.A. Directors and Senior Management—Board of Executive Officers”.

None of our directors and/or executive officers is a party to an employment contract providing for benefits upon termination of employment.  Those directors and officers who are also our employees will remain as our employees after their tenure as directors and/or officers, in this case, maintaining all benefits granted to our employees.

Fiscal Committee (Conselho Fiscal)

Our fiscal committee, which is established on a permanent basis, consists of a minimum of three and a maximum of five members and generally meets once a month. Our fiscal committee currently consists of four members and four alternates.  Although each member must have his or her respective alternate, we currently only have three alternates due to the resignation of one of the alternates immediately following election.  All of the current members of our fiscal committee were elected in the shareholders’ meeting held on April 27, 2018.  Their tenure will end on April 2019.  The primary responsibility of the fiscal committee, which is independent from management and from the external auditors appointed by our board of directors, is to review our financial statements and report on them to our shareholders.

The following are the names, ages, position, date of election and brief biographical descriptions of the current and alternate members of our fiscal committee:

Fiscal Committee Members	Age	Position	Date Elected
Humberto Macedo Puccinelli	60	Member	April 27, 2018
Pablo Andres Fernandez Uhart	44	Member	April 27, 2018
Rui Brasil Assis	63	Member	April 27, 2018
Alexandre Pedercini Issa	36	Member	April 27, 2018
Gustavo Carvalho Tapia Lira	39	Alternate	April 27, 2018
César Aparecido Martins Louvison	57	Alternate	April 27, 2018
Leticia Pedercini Issa Maia	37	Alternate	April 27, 2018

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

Gustavo Carvalho Tapia Lira. Mr. Tapia has been a member of our fiscal committee since April 2018. He holds a Bachelor’s degree in Administration and a Master’s degree in Political Economics, both from the Pontificial University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC-SP). Since 2013, he has been the expert advisor of the Management and Planning Secretariat’s Office (Gabinete da Secretaria de Planejamento e Gestão), where he also served as an economic advisor public executive from 2009 to 2013. He also worked as an examiner for the Fundação Procon-SP, from 2005 to 2008. He was a member of the fiscal committee of the Paulista Company of Events and Tourism (Companhia Paulista de Eventos e Turismo – CPETUR) and is currently a member of the fiscal committee of the São Paulo Retirement Plan (São Paulo Previdência – SPPREV).

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

Audit Committee

Our bylaws provide for an audit committee to be comprised of three board members, who will cumulatively comply with the requirements of (i) independence, (ii) technical expertise, and (iii) identifying and complying with applicable exemptions in accordance with the United States Securities and Exchange Commission, or the SEC, and New York Stock Exchange, or NYSE, rules.  Our Board of Directors determined that Jerônimo Antunes qualifies as a financial expert under the SEC rules.  The members are appointed by the board of directors and pursuant to our bylaws, the members of our audit committee may be appointed simultaneously to their election to the board of directors or by a subsequent resolution.

The audit committee is mainly responsible for assisting and advising the board of directors in its responsibilities to ensure the quality, transparency and integrity of our published financial information and financial statements.  The audit committee is also responsible for supervising all matters relating to the Code of Ethics and Conduct, accounting, internal controls, the internal and independent audit functions, compliance, risk management and internal policies, such as the related parties transaction policy.  The audit committee and its members have no decision making powers or executive functions.

The minimum availability required from each member of the audit committee is thirty hours per month.  Under our bylaws, the members shall exercise their roles for the same period as their corresponding term of office, or until otherwise resolved by the general shareholders’ meeting or by resolution of the board of directors.  In the event that an audit committee member resigns or is removed from office after exercising any portion of his or her term, such member may only rejoin the audit committee at least three years from the end of such member’s term. All of our audit committee members are independent.

The following are the names, positions and dates of election of the members of our audit committee:

Director	Position	Date Elected
Jerônimo Antunes	Coordinator and Financial Expert	May 12, 2016
Lucas Navarro Prado	Member	August 24, 2017
Luís Eduardo Alves de Assis	Member	September 30, 2016

Regulatory Affairs Committee

In April 2011, we created a regulatory affairs committee, which was comprised of our Chief Executive Officer, Chief Financial Officer and Investor Relations Officer, Metropolitan Officer, and Regional System Officer.  The regulatory affairs committee was responsible for defining our regulatory directives, strategies and guidelines and coordinating our regulatory affairs department, under the directives of our executive board.

In our annual shareholders’ meeting, held on April 27, 2018, our bylaws were amended and this committee was terminated. Regulatory affairs matters are currently handled by our executive officers.

Eligibility and Advisory Committee

In accordance with Federal Law No. 13,303/16, and pursuant to our bylaws, as approved at the extraordinary shareholders’ meeting held on April 27, 2018, we will create an Eligibility and Advisory Committee, responsible for supervising the process for the appointment and evaluation of members of our board of directors, executive board and fiscal council.

This committee will be composed of up to three members, elected by a general shareholders’ meeting. Members must have at least three years' professional experience in public administration, or three years’ experience in the private sector in an area in which, or related to which, we operate.

Members of the Eligibility and Advisory Committee may attend board of directors’ meetings where matters related to this committee are discussed and will have the right to speak, but not to vote, in accordance with our bylaws.

This committee will be also responsible for providing methodological and procedural support to the board of directors to evaluate the performance of officers and other members of statutory committees.

We expect that a written charter addressing the committee’s purpose and detailing its required responsibilities will be approved by the board of directors.

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

The average tenure of our employees is approximately 19.5 years.  We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security.  We believe that our relations with our employees are generally satisfactory.

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

E.      Share Ownership

As of May 24, 2018, none of our directors and executive officers owned any of our common shares. See “Item 7.A. Major Shareholder” for more information.

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

(1)     As of May 24, 2018, 49.7% of our outstanding common shares were held by 5,962 registered shareholders in Brazil.

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

In January 2018, the second step of our Second Ordinary Tariff Revision was initiated. In this review, the possibility of including the average tariff in the portion related to transfers to municipal funds, as is the case with the 7.5% that we transfer to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure, was discussed.

On May 9, 2018 ARSESP announced the final results of the Second Ordinary Tariff Revision, recognizing the regulatory limit of 4% of each municipality’s direct operating revenue in the tariff calculation. As a result, 1.84% was declared the tariff for the Municipality of São Paulo, corresponding to the 4% regulatory limit.

On May 24, 2018, as a result of the final result of the Second Ordinary Tariff Revision, we filed a reconsideration request as well as a clarification and revision request with ARSESP. As part of the clarification and revision request, we requested that ARSESP provide a revision of the calculation of the financial component related to municipal funds. For more information, see “Item 4.B. Business Overview—Tariffs—Second Ordinary Tariff Revision (2017-2020).”

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

In general, shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil.  The common shares underlying our ADSs are held in Brazil by Banco Bradesco S.A., as the custodian and agent for the depositary, which is the registered owner of the common shares underlying the ADSs.  Our current registrar is Banco Bradesco S.A.  The depositary electronically registers the common shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to these shares eligible to be remitted outside Brazil.  See “Item 10.D. Exchange Controls”.

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

Year ended December 31,	Aggregate amount proposed	Payment Dates	Payment per share	Payment per ADS
	(in millions of reais)			(in reais)
2017	703.9	June 26, 2018	1.03	1.03
2016	823.5	June 27, 2017	1.20	1.20
2015	149.9	June 28, 2016	0.22	0.22

*       We recorded dividends in the amount of R$598.3 million, which pursuant to our bylaws is our minimum dividend amount.  The dividends are expected to be paid on June 26, 2018.

Dividend Policy

We intend to declare and pay dividends and/or interest on shareholders’ equity, as required by Brazilian Corporate Law, our bylaws and our dividend policy.  Our board of directors may propose the distribution of interest on shareholders’ equity, calculated based on our semiannual or quarterly financial statements.  The declaration of dividends is annual, including dividends in excess of the mandatory distribution, and requires approval by the vote of the majority of the holders of our common shares. The proposed distribution of dividends should consider (i) the need for investments to universalize basic sanitation services; (ii) the achievement of our corporate purpose, as set forth in our bylaws; (iii) the cash generation and cash requirements; and (iv) our economic and financial sustainability. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders.  Within the context of our tax planning, we may in the future continue to determine that it is in our best interest to distribute interest on shareholders’ equity.

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

	Reais per common share		U.S. dollar equivalent per ADS(1)
	Low	High	Low	High	Average daily trading volume
2018
January	33.24	36.89	10.24	11.65	941,119
February	33.34	38.30	10.16	11.83	1,388,138
March	34.11	38.75	10.22	11.77	1,827,938
April	33.28	35.70	9.71	10.30	1,422,805
May (through May 24)	25.83	34.50	6.97	9.74	2,088,094
2017	27.56	35.38	8.39	11.17	1,612,448
First Quarter	28.37	34.38	8.67	11.17	1,531,092
Second Quarter	27.56	34.14	8.39	11.04	1,881,846
Third Quarter	30.12	35.38	9.42	11.17	1,487,653
Fourth Quarter	28.46	34.52	8.69	10.87	1,554,779
2016	16.62	33.70	4.11	10.51	1,973,766
First Quarter	16.62	21.32	4.11	5.27	1,551,121
Second Quarter	25.59	29.08	7.12	9.06	2,469,756
Third Quarter	28.39	31.49	8.50	9.58	1,450,438
Fourth Quarter	26.58	33.70	7.98	10.51	1,688,341
2015	13.25	20.29	5.10	5.45	1,341,147
First quarter	13.25	19.40	5.10	6.10	1,474,031
Second quarter	15.74	19.65	5.07	6.46	1,314,025
Third quarter	14.50	18.99	4.09	5.92	1,273,028
Fourth quarter	16.00	20.29	4.02	5.45	1,306,283
2014	15.98	25.96	5.83	10.83	1,432,670
First quarter	19.61	25.96	8.37	10.83	1,605,502
Second quarter	19.60	24.35	8.81	10.81	1,386,168
Third quarter	19.30	23.97	8.47	10.78	1,398,368
Fourth quarter	15.98	20.50	5.83	8.07	1,343,589
2013	19.55	32.13	8.15	15.95	1,373,958
First quarter	85.00	96.40	41.90	47.87	557,193
Second quarter(2)	20.40	31.38	9.06	15.66	1,755,594
Third quarter	19.55	23.96	8.15	10.76	1,719,845
Fourth quarter	21.40	26.55	9.70	11.28	1,401,226

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

The table below sets forth, for the periods indicated, the reported high and low closing prices for our ADSs on the NYSE.

	Price in U.S. dollars per ADS
	Low	High	Average daily trading volume
2018
January	10.23	11.47	1,339,009
February	10.14	11.72	1,488,395
March	10.32	11.78	2,339,937
April	9.74	10.43	1,495,140
May (through May 24)	7.01	9.95	2,597,381
2017	8.39	11.20	1,772,612
First quarter	8.81	11.13	1,521,758
Second quarter	9.47	11.20	1,802,381
Third quarter	9.47	11.20	1,802,381
Fourth quarter	8.73	10.81	1,652,643
2016	4.07	10.52	2,317,594
First quarter	4.07	6.64	2,079,094
Second quarter	5.45	6.65	2,571,512
Third quarter	6.12	9.71	2,680,041
Fourth quarter	7.89	10.52	1,774,031
2015	3.57	6.56	2,300,672
First quarter	4.86	6.39	2,987,516
Second quarter	5.00	6.56	2,212,398
Third quarter	3.57	5.93	2,299,456
Fourth quarter	3.88	5.38	1,734,132
2014	5.86	10.93	2,554,714
First quarter	8.39	10.83	2,781,129
Second quarter	8.86	10.93	2,281,039
Third quarter	8.11	10.86	2,197,585
Fourth quarter	5.86	8.56	2,965,438
2013	41.60	48.63	490,280
First quarter(1)	9.33	15.88	1,649,436
Second quarter(2)	8.38	10.82	2,055,875
Third quarter	9.76	11.45	1,725,844
Fourth quarter	41.60	48.63	490,280

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

The Novo Mercado Segment

Since April 24, 2002, our common shares have been listed on the Novo Mercado segment of the B3.  The Novo Mercado is a listing segment designed for the trading of shares issued by companies that voluntarily undertake to abide by some additional corporate governance practices and disclosure requirements in addition to those already required under Brazilian law.  A company in the Novo Mercado must follow good practices of corporate governance.  These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.  On April 18, 2002, June 19, 2006, April 23, 2012 and April 27, 2018 our shareholders approved changes to our bylaws to comply with the Novo Mercado requirements.

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

•         hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process) if it elects to delist from the Novo Mercado, unless a waiver is granted by the company’s shareholders;

•         maintain a related party transactions policy, including (i) the criteria to be followed in the performance and approval of related party transactions, (ii) the procedures for identifying conflicts of interest and establishing voting restrictions for conflicted shareholders, directors and executive officers, and (iii) the procedures for identifying related parties and related party transactions;

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

Companies already listed in the Novo Mercado segment have until April 2021 to make the necessary changes in order to comply with these new rules. We are working to implement such changes and believe that such implementation will be completed by the April 2021 deadline.

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

See also “Item 6.A. Directors and Senior Management”.

Description of Common Shares

General

Each common share entitles the holder thereof to one vote at our annual or special shareholders’ meetings.  Brazilian Corporate Law requires that all our shareholders’ meetings be called by publication of a notice in the Diário Oficial do Estado de São Paulo, the official government publication of the State of São Paulo, and in a newspaper of general circulation in our principal place of business, currently the city of São Paulo, at least fifteen days prior to the meeting.  In addition, the CVM requires issuers of American Depositary Shares, like us, to issue the first call for a shareholders’ meeting up to 30 days before such shareholders’ meeting. The quorum to hold shareholders’ meetings on first call requires the attendance of shareholders, either in person or by proxy, representing at least 25.0% of the shares entitled to vote and, on second call, the meetings can be held with the attendance of shareholders, also either in person or by proxy, representing any number of shares entitled to vote.

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

•         approval of the aggregate compensation of the members of our board of directors and board of executive officers, as well as the compensation of the members of the fiscal committee;

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

Equal Treatment Provisions

Pursuant to our bylaws and the Novo Mercado regulations, any party that acquires our control must extend a tender offer for the shares held by non‑controlling shareholders at the same conditions and purchase price paid to the controlling shareholder.  In addition, State Law No. 119/1973, which created our Company, requires the State to hold the majority of our shares at all times.

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

In order to comply with this law we have implemented certain changes in our corporate governance structure and governing documents, such as our bylaws. We believe that we will have completed the implementation of such changes by the June 30, 2018, as required by Federal Law No. 13,303/16.

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors.  Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company.  While the Brazilian Corporate Law did not previously have a similar requirement, Federal Law No. 13,303/16 established that at least 25% of the members of the board of directors must be independent.  Under the Novo Mercado Regulations, our board of directors must evaluate the independence of directors before their election to the board. Such evaluation shall be based on a declaration prepared by the nominee.  Additionally, Brazilian Corporate Law, Federal Law No. 13,303/16 and the CVM have established rules that require directors to meet certain qualification requirements applicable to a company’s directors.  Under our current bylaws, approved on April 27, 2018, our board of directors must have a minimum of seven members, and 25% of the board must be independent, as established by Federal Law No. 13,303/16 and as defined under Novo Mercado Regulations.  Currently, seven of our ten directors are independent, pursuant to the Novo Mercado Listing Regulations and Federal Law No. 13,303/16.  We believe these rules provide adequate assurances that our directors are independent; however, they do not require that we have a majority of independent directors, as required under the NYSE rules.

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

Currently, our fiscal committee consists of four members and three alternates. Although each member must have his or her respective alternate, we currently only have three alternates due to the resignation of one of the alternates immediately following election. The fiscal committee members generally meet once a month.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.  However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian Corporate Law.  Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance.  The audit committee is mainly responsible for assisting and advising the board of directors in its responsibilities to ensure the quality, transparency and integrity of our published financial information and financial statements.  The audit committee is also responsible for supervising all matters relating to the Code of Ethics and Conduct, accounting, internal controls, the internal and independent audit functions, compliance, risk management and internal policies, such as the related parties transaction policy.   The audit committee comprises three members appointed by the board of directors, and, pursuant to our bylaws, the members of our audit committee may be appointed simultaneously to their election to the board of directors or by a subsequent resolution. The members of the audit committee shall perform their duties for the duration of their respective terms as board members or until otherwise decided by the shareholders’ meeting or by the board of directors. In the event that an audit committee member resigns or is removed from office after exercising any portion of his or her term, such member may only rejoin the audit committee at least three years from the end of his or her term. The current members of our audit committee are Jerônimo Antunes, Lucas Navarro Prado and Luís Eduardo Alves de Assis. All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements.  Jerônimo Antunes is the committee’s “financial expert” within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

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

Under the Brazilian Corporate Law, we are not required to have a nomination/corporate governance committee or compensation committee.  However, Federal Law No. 13,303/16 and State Decree 62,349/16 established the requirement of a committee with the responsabilities of verifying the nomination process of the members of the management and of the fiscal committee. In our annual shareholders’ meeting, held on April 27, 2018, our bylaws were amended in order to, among other things, create the Eligibility and Advisory Committee in compliance with Federal Law No. 13,303/16 and State Decree 62,349/16.

This committee will be composed of up to three members, elected by a general shareholders’ meeting. Members must have at least three years’ professional experience in public administration, or three years’ experince in the private sector in an area in which, or related to which, we operate.

Members of the Eligibility and Advisory Committee may attend board of directors’ meetings where matters related to this committee are discussed and will have the right to speak, but not to vote, in accordance with our bylaws.

This committee will be also responsible for providing methodological and procedural support to the board of directors to evaluate the performance of officers and other members of statutory committees

We expect that a written charter addressing the committee’s purpose and detailing its required responsibilities will be approved by the board of directors.

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines.  We are in compliance with the adoption of corporate governance provisions and guidelines required under the Novo Mercado Regulations and expect to make any necessary changes needed in order to comply with Federal Law No. 13,303/16, State Decree 62,349/16, and the new Novo Mercado rules by June 2018 and April 2021 deadlines, as applicable. See “Item 9.C Markets—Trading on the Brazilian Stock Exchange—The Novo Mercado Segment” and “Item 16.G—Corporate Governance—Required Changes to Corporate Governance Practices of Brazilian Government-Controlled Companies.”  Additionally, under the CVM’s guidelines, we have established (i) the Policy of Publicizing Acts or Relevant Facts and the Preservation of Confidentiality which requires us to publicly disclose all relevant information and (ii) the Securities Negotiation Policy which requires management to inform the CVM and the B3 of any purchases or sales of our securities.  We believe the corporate governance guidelines applicable to us under the Novo Mercado Regulations, Federal Law No. 13,303/16, State Decree 62,349/16, as well as the CVM, do not conflict with the guidelines established by the NYSE.  Our corporate governance guidelines and practices are available on our website at www.sabesp.com.br at the following location: Investor Relations – Corporate Governance.

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

ITEM 19.         EXHIBITS

Item	Description
1.1	Bylaws of the Registrant (English translation) (incorporated by reference to the Form 6-K filed on May 25, 2018).
4.1*

Agreement between the Registrant and the State Department of Water and Energy (Departamento de Águas e Energia Elétrica—DAEE), dated April 24, 1997 (English translation) (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F‑1 filed on April 8, 2002 (the “April 8, 2002 Form F‑1”).

4.2*	Protocol of Understanding between the Registrant and the State of São Paulo, dated September 30, 1997 (English translation) (incorporated by reference to Exhibit 10.2 to the April 8, 2002 Form F‑1).
4.3*

Agreement between the Registrant and the State of São Paulo, through the Secretariat of Finance, dated September 10, 2001 (English translation) (incorporated by reference to Exhibit 10.3 to the April 8, 2002 Form F‑1).

4.4*

Agreement between the Registrant and the State of São Paulo, through the Secretariat of the Treasury, dated December 11, 2001 (English translation) (incorporated by reference to Exhibit 10.4 to the April 8, 2002 Form F‑1).

4.5*

Amendment to the Agreement, dated April 24, 1997, between the Registrant and the DAEE, dated March 16, 2000 (English translation) (incorporated by reference to Exhibit 10.5 to the April 8, 2002 Form F‑1).

4.6*

Amendment to the Agreement, dated April 24, 1997, between the Registrant and the DAEE, dated November 21, 2001 (English translation) (incorporated by reference to Exhibit 10.6 to the April 8, 2002 Form F‑1).

4.7*

First Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated March 22, 2004. (English translation) (incorporated by reference to Exhibit 4.7 to the Form 20‑F filed on June 28, 2004).

4.8*

Second Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated December 28, 2007. (English translation) (incorporated by reference to the Form 6‑K filed on February 25, 2008).

4.9*

Third Amendment to the Agreement, dated December 11, 2001, between the Registrant and the State of São Paulo, dated November 17, 2008. (English translation) (incorporated by reference to the Form 6‑K filed on December 23, 2008).

4.10*	Commitment Agreement, between the Registrant and the State of São Paulo, dated March 26, 2008. (English translation) (incorporated by reference to the Form 6‑K filed on April 28, 2008).
4.11*	Agreement Executed between the Registrant and the São Paulo City Government, dated November 14, 2007 (English Translation) (incorporated by reference to the Form 6‑K filed on March 12, 2008).
4.12*

Amendment to the Agreement Executed between the Registrant and the São Paulo City government, dated February 10, 2008 (English translation) (incorporated by reference to the Form 6‑K filed on May 12, 2008).

4.14*	The Audit Committee Charter dated April 19, 2016 (English translation) (incorporated by reference to the Form 6‑K filed on April 21, 2016).
4.15*

Convention between the State and the city of São Paulo, dated June 23, 2010, with the intermediation and consent of the Registrant and of ARSESP (English translation) (incorporated by reference to the Form 6‑K filed on July 13, 2010).

4.16*

Contract to provide public water supply and sewage services, among the Registrant, the State and the city of São Paulo, dated June 23, 2010 (English translation) (incorporated by reference to the Form 6‑K filed on July 13, 2010).

4.17*	Term of Agreement between the Registrant, the State of São Paulo and the DAEE, dated March 18, 2015 (English translation) (incorporated by reference to the Form 6‑K filed on April 15, 2015).
4.18*	Notice of Transactions with Related Parties, dated November 9, 2016, (English translation) (incorporated by reference to the Form 6-K filed on November 16, 2016).
4.19*

First Amendment to the Private Instrument of Settlement and Other Covenants bewteen the Registrant and EMAE, dated October, 19, 2017 (English translation) (incorporated by reference to the Form 6-K filed on November 9, 2017).

11.1	Code of Ethics and Conduct dated June 1, 2014 (English translation) (incorporated by reference to the Form 6‑K filed on July 24, 2014).
12.1	Certification of Karla Bertocco Trindade, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Karla Bertocco Trindade, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2

Certification of Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

(*) Previously filed.

(**) IN ACCORDANCE WITH THE TEMPORARY HARDSHIP EXEMPTION PROVIDED BY RULE 201 OF REGULATION S-T, THE DATE BY WHICH THE INTERACTIVE DATA FILE IS REQUIRED TO BE SUBMITTED HAS BEEN EXTENDED BY SIX BUSINESS DAYS.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO ‑ SABESP

By:         /s/ Karla Bertocco Trindade
Name:      Karla Bertocco Trindade
Title:        Chief Executive Officer

By:         /s/ Rui de Britto Álvares Affonso
Name:      Rui de Britto Álvares Affonso
Title:         Chief Financial Officer and Investor
                  Relations Officer

Date:  May 30, 2018

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